Form 20-F
period 2014-12-31
CEMEX SAB DE CV
filed 2015-04-27
CIK 1076378

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, San Pedro Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Ramiro G. Villarreal Morales,

+52 81 8888-8888, +52 81 8888-4399,

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, San Pedro Garza García, Nuevo León, México 66265

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

12,429,046,170 CPOs

24,913,159,536 Series A shares (including Series A shares underlying CPOs)

12,456,579,768 Series B shares (including Series B shares underlying CPOs)

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this annual report:

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

i

ii

INTRODUCTION

CEMEX, S.A.B. de C.V. is incorporated as a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of the United Mexican States, or Mexico. Except as the context otherwise may require, references in this annual report to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. See note 2 to our 2014 audited consolidated financial statements included elsewhere in this annual report.

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

References in this annual report to “U.S.$” and “Dollars” are to U.S. Dollars, references to “€” are to Euros, references to “£” and “Pounds” are to British Pounds, and, unless otherwise indicated, references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos. References to “billion” means one thousand million. The Dollar amounts provided below, unless otherwise indicated elsewhere in this annual report, are translations of Peso amounts at an exchange rate of Ps14.74 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2014. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. Between January 1, 2014 and April 17, 2015, the Peso depreciated by approximately 3.7% against the Dollar, based on the noon buying rate for Pesos. See “Item 3—Key Information—Selected Consolidated Financial Information.”

The noon buying rate for Mexican Pesos on December 31, 2014 was Ps14.75 to U.S.$1.00 and on April 17, 2015 was Ps15.32 to U.S.$1.00.

References in this annual report to total debt plus other financial obligations do not include debt and other financial obligations of ours held by us. See notes 2L and 16B to our 2014 audited consolidated financial statements included elsewhere in this annual report for a detailed description of our other financial obligations. Total debt plus other financial obligations differs from the calculation of debt under the Facilities Agreement and the Credit Agreement described herein.

CERTAIN TECHNICAL TERMS

When used herein, the terms set forth below mean the following:

•	Clinker is an intermediate cement product made by sintering limestone, clay, and iron oxide in a kiln at around 1,450 degrees Celsius. One metric ton of clinker is used to make approximately 1.1 metric tons of gray portland cement.

•	Petroleum coke (pet coke) is a byproduct of the oil refining coking process.

•	Tons, unless the context indicates otherwise, means metric tons. One metric ton equals 1.102 short tons.

PART I

Item 1—Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2—Offer Statistics and Expected Timetable

Not applicable.

Item 3—Key Information

Summary of Most Important Transactions since the 2009 Refinancing

On August 14, 2009, we entered into a financing agreement (the “2009 Financing Agreement”), which extended the final maturities of approximately U.S.$15 billion in syndicated and bilateral bank facilities and private placement notes to February 14, 2014. On July 5, 2012, we launched an exchange offer and consent request (the “Exchange Offer and Consent Request”), to eligible creditors under the 2009 Financing Agreement pursuant to which eligible creditors were requested to consent to certain amendments to the 2009 Financing Agreement (together, the “Amendment Consents”). In addition, we offered to exchange the indebtedness owed to such creditors under the 2009 Financing Agreement that were eligible to participate in the Exchange Offer and Consent Request (the “Participating Creditors”) for (i) new loans (or, in the case of the private placement notes, new private placement notes) or (ii) up to U.S.$500 million of our 9.50% Senior Secured Notes due 2018 issued on September 17, 2012 (the “June 2018 U.S. Dollar Notes”), in each case, in transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

On September 17, 2012, we successfully completed the refinancing transactions contemplated by the Exchange Offer and Consent Request (collectively, the “Refinancing Transaction”), and we and certain of our subsidiaries entered into (a) an amendment and restatement agreement, dated September 17, 2012 (the “Amendment and Restatement Agreement”), pursuant to which the Amendment Consents with respect to the 2009 Financing Agreement were given effect, and (b) a facilities agreement, dated September 17, 2012 (as amended from time to time, the “Facilities Agreement”), pursuant to which we were deemed to borrow loans from those Participating Creditors participating in the Exchange Offer and Consent Request in principal amounts equal to the principal amounts of indebtedness subject to the 2009 Financing Agreement that was extinguished by such Participating Creditors. As a result of the Refinancing Transaction, participating creditors received (i) approximately U.S.$6.155 billion in aggregate principal amount of new loans and new private placement notes and (ii) U.S.$500 million aggregate principal amount of the June 2018 U.S. Dollar Notes. In addition, approximately U.S.$525 million aggregate principal amount of loans and private placement notes, which had remained outstanding under the 2009 Financing Agreement as of September 17, 2012, were subsequently prepaid prior to their maturity in accordance with the Facilities Agreement.

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

On September 29, 2014, we entered into a new credit agreement (the “Credit Agreement”) for U.S.$1.35 billion with nine of the main lending banks from our Facilities Agreement. As a result, we reduced the total outstanding principal balance under the Facilities Agreement to approximately U.S.$2.475 billion thereby avoiding a contingent payment of a quarterly fee of 0.50% of the outstanding amount under the Facilities

Agreement, which would have become payable beginning in the third quarter of 2015. The main terms of the Credit Agreement are as follows: (i) an average 4-year term with equal semi-annual payments of principal of 20% each, beginning on the third anniversary of the Credit Agreement and with the last payment on September 29, 2019; (ii) a spread over LIBOR of between 250 and 375 basis points, depending on the level of leverage of CEMEX; (iii) 40% of the total principal amount of the Credit Agreement consists of a revolving tranche with the same maturity, which was fully drawn on the closing date and may be repaid and redrawn from time to time; and (iv) improvements in certain covenants and undertakings that provide more flexibility to CEMEX.

Effective October 31, 2014, we obtained the required consents to amend the Facilities Agreement to substantially conform the covenants and undertakings thereunder to those of the Credit Agreement. The main amendments include: (i) the amounts allowed for capital expenditures were increased from U.S.$800 million to U.S.$1 billion per year; (ii) the amounts allowed for permitted acquisitions and investments in joint ventures were increased from U.S.$250 million to U.S.$400 million per year; (iii) the restrictions on asset swaps were eliminated; and (iv) a new mandatory prepayment regime that eliminates the cash sweep covenant and provides CEMEX with more discretion to use its cash.

On November 19, 2014, five additional banks joined the Credit Agreement as lenders with aggregate commitments of U.S.$515 million, increasing the total amount of the Credit Agreement from U.S.$1.35 billion to U.S.$1.87 billion (and increasing the revolving tranche of the Credit Agreement proportionally to U.S.$746 million). On November 25 and 26, 2014, we used available cash and the additional U.S.$515 million in proceeds from the Credit Agreement to partially prepay the Facilities Agreement and other debt. As a result, the remaining outstanding amount under the Facilities Agreement was reduced to approximately U.S.$1.98 billion, scheduled to mature in February 2017. On December 8, 2014, we repaid U.S.$560 million under the revolving tranche of the Credit Agreement; as a result, as of December 31, 2014, the total amount drawn under the revolving tranche of the Credit Agreement was U.S.$186 million.

The Credit Agreement includes the same guarantors as the Facilities Agreement (except for CEMEX, Inc. that provides a limited guarantee under the Facilities Agreement) and shares the Collateral pledged in favor of the lenders under the Facilities Agreement and other secured obligations of CEMEX.

Since 2009, we have completed a number of capital markets transactions and asset disposals, the majority of the proceeds of which have been used to repay indebtedness, to improve our liquidity position and for general corporate purposes. Such capital market transactions consisted of:

•	in September 2009, the sale of a total of 1,495 million CPOs, directly or in the form of ADSs, in a global offering for approximately U.S.$1.8 billion in net proceeds;

•	in December 2009, the issuance by CEMEX, S.A.B. de C.V. of approximately Ps4.1 billion (approximately U.S.$315 million) of 10% mandatory convertible notes due 2019 (the “November 2019 Mandatory Convertible Mexican Peso Notes”), in exchange for promissory notes previously issued by CEMEX, S.A.B. de C.V. in the Mexican capital markets (Certificados Bursátiles) (“CBs”) with maturities between 2010 and 2012;

•	in December 2009 and January 2010, the issuance by CEMEX Finance LLC of U.S.$1.75 billion aggregate principal amount of its 9.50% U.S. Dollar-Denominated Senior Secured Notes due 2016 (the “December 2016 U.S. Dollar Notes”) and €350 million aggregate principal amount of its 9.625% Euro-Denominated Senior Secured Notes due 2017 (the “December 2017 Euro Notes” and, together with the December 2016 U.S. Dollar Notes, the “December 2016 U.S. Dollar and 2017 Euro Notes”);

•	in March 2010, the issuance by CEMEX, S.A.B. de C.V. of U.S.$715 million aggregate principal amount of its 4.875% Convertible Subordinated Notes due 2015, including the full exercise of the U.S.$65 million over-allotment option granted to the initial purchasers of the notes (the “March 2015 Optional Convertible Subordinated U.S. Dollar Notes”);

•	in May 2010, the issuance by CEMEX España, acting through its Luxembourg branch, of U.S.$1,067,665,000 aggregate principal amount of its 9.25% U.S. Dollar-Denominated Senior Secured Notes due 2020 (the “May 2020 U.S. Dollar Notes”) and €115,346,000 aggregate principal amount of its 8.875% Euro-Denominated Senior Secured Notes due 2017 (the “May 2017 Euro Notes” and, together with the May 2020 U.S. Dollar Notes, the “May 2020 U.S. Dollar and 2017 Euro Notes”), in exchange for the U.S. Dollar-Denominated 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C5 Capital (SPV) Limited, U.S. Dollar-Denominated 6.64% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C8 Capital (SPV) Limited, U.S. Dollar-Denominated 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10 Capital (SPV) Limited and Euro-Denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10-EUR Capital (SPV) Limited (collectively, the “Perpetual Debentures”), pursuant to a private placement exchange offer directed to the holders of Perpetual Debentures;

•	in January 2011, the issuance by CEMEX, S.A.B. de C.V. of U.S.$1.0 billion aggregate principal amount of its 9.000% Senior Secured Notes due 2018 (the “January 2018 U.S. Dollar Notes”);

•	in March 2011, the issuance by CEMEX España, acting through its Luxembourg branch, of U.S.$125,331,000 aggregate principal amount of its 9.250% Senior Secured Notes due 2020 (the “Additional May 2020 U.S. Dollar Notes”);

•	in March 2011, the issuance by CEMEX, S.A.B. de C.V. of U.S.$1,667.5 million aggregate principal amount of its 3.250% Convertible Subordinated Notes due 2016 and 3.750% Convertible Subordinated Notes due 2018 (together, the “March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes”);

•	in April 2011, the issuance by CEMEX, S.A.B. de C.V. of U.S.$800 million aggregate principal amount of its Floating Rate Senior Secured Notes due 2015 (the “September 2015 Floating Rate U.S. Dollar Notes”);

•	in July 2011, the issuance by CEMEX, S.A.B. de C.V. of U.S.$650 million aggregate principal amount of its 9.000% Senior Secured Notes due 2018 (the “Additional January 2018 U.S. Dollar Notes”);

•	in March 2012, the issuance by CEMEX España, acting through its Luxembourg branch, of U.S.$703,861,000 aggregate principal amount of its 9.875% U.S. Dollar-Denominated Senior Secured Notes Due 2019 and €179,219,000 aggregate principal amount of its 9.875% Euro-Denominated Senior Secured Notes Due 2019 (together, the “April 2019 U.S. Dollar and Euro Notes”), in exchange for Perpetual Debentures and 4.75% Notes due 2014 (the “Eurobonds”) issued by CEMEX Finance Europe B.V., a special purpose vehicle and wholly-owned subsidiary of CEMEX España, pursuant to separate private placement exchange offers directed to the holders of Perpetual Debentures and Eurobonds;

•	in October 2012, the issuance by CEMEX Finance LLC of U.S.$1.5 billion aggregate principal amount of its 9.375% Senior Secured Notes due 2022 (the “October 2022 U.S. Dollar Notes”);

•	in November 2012, CEMEX Latam Holdings, S.A. (“CEMEX Latam”), a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in a concurrent public offering to investors in Colombia and a private placement to eligible investors outside of Colombia (together, the “CEMEX Latam Offering”), representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam’s common shares are listed on the Colombian Stock Exchange (Bolsa de Valores de Colombia S.A.). CEMEX Latam used the net proceeds from the offering to repay a portion of the indebtedness owed to us, which we used for general corporate purposes, including the repayment of indebtedness. CEMEX Latam is the holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. As of December 31, 2014, CEMEX España owned approximately 73.35% of CEMEX Latam’s outstanding common shares, excluding shares held in treasury;

•	in March 2013, the issuance by CEMEX S.A.B. de C.V. of U.S.$600 million aggregate principal amount of its 5.875% Senior Secured Notes due 2019 (the “March 2019 U.S. Dollar Notes”);

•	in August 2013, the issuance by CEMEX S.A.B. de C.V. of U.S.$1.0 billion aggregate principal amount of its 6.5% Senior Secured Notes due 2019 (the “December 2019 U.S. Dollar Notes”);

•	in October 2013, the issuance by CEMEX S.A.B. de C.V. of U.S.$1.0 billion aggregate principal amount of its 7.25% Senior Secured Notes due 2021 (the “January 2021 Fixed Rate U.S. Dollar Notes”) and U.S.$500 million aggregate amount of its Floating Rate Senior Secured Notes due 2018 (the “October 2018 Floating Rate U.S. Dollar Notes” and, together with the January 2021 Fixed Rate U.S. Dollar Notes (the “January 2021 Fixed Rate U.S. Dollar and 2018 Floating Rate U.S. Dollar Notes”);

•	in April 2014, CEMEX Finance LLC issued U.S.$1.0 billion aggregate principal amount of its 6.000% U.S. Dollar-Denominated Senior Secured Notes due 2024 (the “April 2024 U.S. Dollar Notes”) and €400 million aggregate principal amount of its 5.250% Euro-Denominated Senior Secured Notes due 2021 (the “April 2021 Euro Notes” and, together with the April 2024 U.S. Dollar Notes (the “April 2024 U.S. Dollar and the 2021 Euro Notes”));

•	in September 2014, the issuance by CEMEX S.A.B. de C.V. of U.S. $1.1 billion aggregate principal amount of its 5.700% Senior Secured Notes due 2025 (the “January 2025 U.S. Dollar Notes”) and €400 million aggregate principal amount of its 4.750% Senior Secured Notes due 2022 (the “January 2022 Euro Notes” and, together with the January 2025 U.S. Dollar Notes (the “January 2025 U.S. Dollar and January 2022 Euro Notes”));

•	in October 2014, the private offering by CEMEX, S.A.B. de C.V. of 200,000 Contingent Convertible Units, each with a stated amount of U.S.$1,000. The Contingent Convertible Units were issued to finance payment of U.S.$200,000,000 of the principal amount of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes that matured without conversion.

As of December 31, 2014, our total debt plus other financial obligations were Ps244,429 million (U.S.$16,583 million) (principal amount Ps248,657 million (U.S.$16,870 million)), which does not include approximately Ps6,869 million (U.S.$466 million), which represents the nominal amount of Perpetual Debentures, but which does include (i) our debt subject to the Credit Agreement, which was approximately Ps18,957 million (U.S.$1,286 million) (principal amount Ps19,236 million (U.S.$1,305 million)) and (ii) our debt subject to the Facilities Agreement, which was approximately Ps28,569 million (U.S.$1,938 million) (principal amount Ps29,116 million (U.S.$1,975 million)), respectively.

Since the beginning of 2015, we have engaged in the following debt related activities and additional capital market transactions:

•	in January 2015, the redemption of U.S.$216,061,000 aggregate principal amount of the January 2018 U.S. Dollar Notes and Additional January 2018 U.S. Dollar Notes (the “January 2015 Redemption);

•

in March 2015, the issuance by CEMEX S.A.B. de C.V. of U.S.$750 million aggregate principal amount of its 6.125% Senior Secured Notes due 2025 (the “May 2025 U.S. Dollar Notes”) and €550 million aggregate amount of its 4.375% Senior Secured Notes due 2023 (the “March 2023 Euro Notes” and, together with the May 2025 U.S. Dollar Notes, (the “May 2025 U.S. Dollar and March 2023 Euro Notes”)). CEMEX, S.A.B. de C.V. used a portion of the net proceeds from the issuance of the May 2025 U.S. Dollar and the March 2023 Euro Notes to redeem the outstanding January 2018 U.S. Dollar Notes and Additional January 2018 U.S. Dollar Notes as further described below. In addition, CEMEX, S.A.B. de C.V. intends to use a portion of the net proceeds from the issuance of the May 2025 U.S. Dollar and the March 2023 Euro Notes to redeem the outstanding May 2020 U.S. Dollar Notes and Additional May 2020 U.S. Dollar Notes on May 12, 2015 and, to that end, on March 13, 2015, delivered an irrevocable notice of redemption to the trustee. Furthermore, CEMEX, S.A.B. de C.V. intends to use a portion of the net proceeds from the issuance of the May 2025 U.S. Dollar and the March 2023 Euro Notes to redeem the outstanding September 2015 Floating Rate U.S. Dollar Notes on June 30, 2015 and, to that end, (i) created a cash reserve and (ii) expects to re-draw from available funds under revolving tranche of the Credit Agreement, which funds were temporarily used to reduce amounts drawn under such revolving tranche. We cannot assure you, however, that we will have available cash in hand and/or funds under the revolving tranche of the Credit Agreement to fund the redemption of the September 2015 Floating Rate U.S. Dollar Notes on the redemption date;

•	in March 2015, the redemption of the remaining U.S.$343,984,000 aggregate principal amount of the January 2018 U.S. Dollar Notes and Additional January 2018 U.S. Dollar Notes (the “March 2015 Redemption”);

•	in March 2015, the issuance by CEMEX S.A.B. de C.V. of U.S.$200 million aggregate principal amount of its Convertible Subordinated Notes due March 2020 (the “March 2020 Convertible Subordinated U.S. Dollar Notes”). The March 2020 Convertible U.S. Dollar Notes were issued to finance, in part, the payment at maturity of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes that matured without conversion.

We refer to the December 2016 U.S. Dollar and 2017 Euro Notes, January 2018 U.S. Dollar Notes, September 2015 Floating Rate U.S. Dollar Notes, April 2019 U.S. Dollar and Euro Notes, June 2018 U.S. Dollar Notes, October 2022 U.S. Dollar Notes, March 2019 U.S. Dollar Notes, December 2019 U.S. Dollar Notes, January 2021 Fixed Rate U.S. Dollar and October 2018 Floating Rate U.S. Dollar Notes, April 2024 U.S. Dollar and the 2021 Euro Notes and January 2025 U.S. Dollar and January 2022 Euro Notes, collectively, as the Senior Secured Notes. For a more detailed description of these transactions, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments.”

For the convenience of the reader, considering the impact of our recent financing transactions on our liquidity and financing obligations, we present amounts of debt and other financial obligations on as adjusted basis to give effect to important financing transactions completed between December 31, 2014 and the date of this annual report on Form 20-F (including the effected or intended use of proceeds therefrom). We refer to the January 2015 Redemption, the May 2025 U.S. Dollar and March 2023 Euro Notes (including the intended use of proceeds therefrom), the March 2015 Redemption and the March 2020 Convertible Subordinated U.S. Dollar Notes, collectively, as the “Recent Financing Transactions.” As of December 31, 2014, as adjusted to give effect to the Recent Financing Transactions, our total debt plus other financial obligations were Ps242,558 million (U.S.$16,456 million) (principal amount Ps246,873 million (U.S.$16,748 million)), which does not include approximately Ps6,873 million (U.S.$466 million) of Perpetual Debentures, but which does include (i) our debt subject to the Credit Agreement, which was approximately Ps18,957 million (U.S.$1,286 million) (principal amount Ps19,236 million (U.S.$1,305 million)) and (ii) our debt subject to the Facilities Agreement, which was approximately Ps28,569 million (U.S.$1,938 million) (principal amount Ps29,116 million (U.S.$1,975 million)).

Risk Factors

We are subject to various risks resulting from changing economic, environmental, political, industry, business, financial and climate conditions. The following risk factors are not the only risks that we face, and any of the risk factors described below could significantly and adversely affect our business, results of operations or financial condition.

Risks Relating To Our Business

Economic conditions in some of the countries where we operate may adversely affect our business, financial condition and results of operations.

The economic conditions in some of the countries where we operate have had and may continue to have a material adverse impact on our business, financial condition and results of operations throughout our operations worldwide. Our results of operations are highly dependent on the results of our operating subsidiaries in the United States, Mexico, South America and Western Europe. The main significant challenges and sources of risks in the current global economic environment are i) uncertainty about the performance of oil prices; ii) normalization of U.S. monetary policy and its effects on the global economy in general and financial markets and foreign exchange rates in particular, iii) volatility in foreign exchange rates; iv) the effectiveness of quantitative easing to increase inflation and propel economic growth in Europe; v) fiscal problems in Greece and its impact on the European Union; vi) the effects of a slowdown in China’s economic performance on global growth; and vii) potential geopolitical implications of ongoing conflicts in the Middle East and other regions of political turmoil.

The recent fall in oil prices reorders the global economy. On one hand, it could contribute to economic growth in oil importing countries such as the United States, China and some European countries, while, on the other hand, it could drain oil exporting countries’ growth (e.g., Russia or Venezuela). The shock of oil prices adds depreciatory pressures on commodity currencies such as the Russian Ruble, the Mexican Peso and the Colombian Peso, among others, and exacerbates concerns about global disinflation in Europe, Japan and China. The decline in oil prices could also impact foreign investment in certain oil exporting countries. Although oil prices have stabilized during the last weeks, there remains uncertainty about the performance of future oil prices.

The recovery of the U.S. economy has been particularly slow, despite extraordinary measures taken by the Federal Reserve to increase liquidity in the U.S. financial system. The U.S. economy continues to grow at a moderate pace. As full employment nears, the Federal Reserve is expected to reduce monetary accommodation by increasing short term rates, which could jeopardize economic growth. There are also operational risks in handling a rate increase as the new Federal Reserve tools may not perform as expected. The U.S. housing sector could be particularly affected if longer rates increase abruptly in response to the Federal Reserve actions. It is also possible that a delayed increase in rates could result in inflation acceleration and the disanchoring of inflation expectations leading to a potential recession. On the fiscal side, a resurfacing of fiscal uncertainty could jeopardize confidence in the economic prospects leading to slower growth. Continued appreciation of the U.S. Dollar could also negatively impact U.S. economic growth. Finally, Middle East concerns could propel U.S. involvement in the conflict leading to market jitters and consumer spending retrenchment.

Recent indicators suggest that economic activity in Mexico is gradually gaining traction as compared to activity levels in 2013 and 2014. The latest indicators confirm that the manufacturing sector remains robust and that domestic demand is starting to increase (e.g. private consumption and investment). The 2015 economic perspectives remain positive with the external sector as the main driver of growth. Concerns about the oil sector’s impact on economic growth have risen significantly. Declining oil production and lower oil prices are the main risks that may affect economic growth given the importance of the mining sector to Mexican gross domestic product and fiscal accounts. In that vein, the Mexican government announced a public spending adjustment for 2015 and 2016 (0.7% of gross domestic product each year). In addition, the risk of further spending cuts, including in construction investment projects, is sizeable. Furthermore, Mexico’s dependence on the U.S. economy is significant and, therefore, any significant change in economic activity in the United States may boost or hinder economic growth in Mexico. Other potential risks that may negatively affect 2015 economic growth in Mexico are i) private consumption and investment stagnation, ii) increase of social unrest and/or political uncertainty (fueled by corruption or electoral scandals), iii) further decline of international oil prices and iv) the substantial currency depreciation’s impact on inflation.

Mexican financial markets face two significant challenges i) the sharp fall in crude oil prices and ii) monetary policy normalization in the U.S., which is expected to begin this year. The Mexican foreign exchange market has experienced recent volatility with the Mexican Peso depreciating significantly against the U.S. Dollar, along with most other world currencies. The foreign exchange rate adjustment in Mexico has been orderly, with abundant liquidity prevailing in market operations, and holdings of Mexican Peso denominated government bonds by nonresidents remaining at stable levels. Nevertheless, given the expected U.S. monetary policy normalization, some portfolio adjustment and further bouts of volatility could take place with the Mexican Peso depreciating further against the U.S. Dollar. In addition, we cannot rule out the possibility of significant portfolio outflows or a sharp increase in financial costs (interest rates).

Countries in the Euro area, particularly in the periphery, have faced a difficult economic environment due to sovereign, institutional and financial crises. Economic stability in the Euro area is still fragile and there is significant deflation risk. The decrease in inflation due to lower oil prices prompted the European Council Bureau to launch an expanded asset purchase program of €60 billion per month to restore inflation levels to the European Council Bureau’s target. Interest rates are expected to remain low for a long period and, as a result, sovereign rates have decreased –some of them dipping into negative territory. The divergence in monetary policy expectations between the Federal Reserve and the European Council Bureau has caused and may, in the short term, continue to cause the Euro to depreciate against the U.S. Dollar. The effectiveness of quantitative easing in Europe is uncertain. Inflation, Euro depreciation, quantitative easing measures and low oil prices are expected to underpin the Euro area economic activity in the near term. However, potential delays in carrying out needed structural reforms in some countries within the European Union pose a source of uncertainty for the Euro area recovery. In particular, Greece, and its ability to meet its financial obligations and the possibility of its eventual exit of the Euro area, poses additional risk factors in Europe. The Greek situation could affect the overall stability of the Euro zone and the suitability of the Euro as a single currency.

Significant trade links with Western Europe render some of the Eastern European countries susceptible to economic and political pressures in Western Europe. Additionally, in the coming years, Central European countries might experience a reduction in the proceeds they receive from the European Union Structural Funds which could hinder infrastructure investment.

The Central and South American economies are also exposed to the risk of a decrease in overall economic activity, including as a result of an increased in U.S. interest rates and/or low international oil prices. High levels of uncertainty against the backdrop of the Federal Reserve tightening is expected to affect the economies of the region. In Colombia, similar to the situation in Mexico, low international oil prices affect public and external accounts and could hinder economic growth. Significant volatility in the foreign exchange markets also impacts our businesses in key Central and South American regions such as Mexico and Colombia, and the recent volatility in foreign exchange markets may be exacerbated by expected U.S. monetary policy normalization. The risk of contagion effects across emerging markets is also persistent. Political or economic volatility in South American, Central American or Caribbean countries in which we have operations may also have an impact on prices and demand for our products, which could adversely affect our business, financial condition and results of operations.

The economic slowdown in China will have a broad impact across many economies, particularly those of commodity exporters among the emerging markets. There are expectations that China will grow more slowly over the medium term than in the recent past as it transitions into a more balanced and sustainable growth path.

In the Middle East, political risk could moderate economic growth and adversely affect construction investments. In Egypt, Al Sisi’s election as new president brought some political instability; however, there is uncertainty about how the new government will confront the economic challenges facing the country and as a result of a delay in parliamentary elections. Uncertainty could dampen overall economic activity in Egypt, negatively affecting demand for building materials. Disorderly depreciation of the Egyptian pound is a latent risk. In Israel, following Netanyahu’s re-election, an escalation of the ongoing conflict between Israel and Hamas over the Gaza Strip may affect our operations.

Demand for our products is highly related to construction levels and depends, in large part, on residential and commercial construction activity as well as infrastructure spending in the countries where we operate. Construction spending, both public and private, in countries dependent on revenue generated by the energy sector may be reduced. Declines in the construction industry are typically correlated with declines in economic growth. As a result, deterioration in economic conditions in the countries where we operate could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that growth in the gross domestic product of the countries where we operate will translate into a correlated increase in demand for our products.

Concerns regarding the European debt crisis and market perception concerning the instability of the Euro could affect our operating profits.

We conduct business in many countries that use the Euro as their currency, or the Eurozone. Although this risk appears to have declined considerably, concerns persist regarding the debt burden of certain Eurozone countries, such as Greece’s ability to meet future financial obligations, the overall stability of the Euro and the suitability of the Euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries.

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

We are subject to the effects of general global economic and market conditions that are beyond our control. If these conditions remain challenging or deteriorate, our business, financial condition and results of operations could be adversely affected. Possible consequences from macroeconomic global challenges, such as the debt crisis in certain countries in the European Union could have an adverse effect on our business, financial condition and results of operations.

The Credit Agreement and the Facilities Agreement contain several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on us.

The Credit Agreement and the Facilities Agreement require us to comply with several financial ratios and tests under IFRS, including a minimum consolidated coverage ratio of EBITDA to consolidated interest expense (including interest accrued on Perpetual Debentures) and a maximum consolidated leverage ratio of total debt (including financial leases plus Perpetual Debentures and guarantees, plus or minus the fair value of derivative financial instruments, among other adjustments) to EBITDA, as described below. Our ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets and the construction sector.

The Credit Agreement requires us to comply with a consolidated coverage ratio of EBITDA to consolidated interest expense (including interest accrued on Perpetual Debentures), for the following periods, measured quarterly, of not less than (i) 1.75:1 for the period ending December 31, 2014 up to and including the period ending September 30, 2015, (ii) 1.85:1 for the period ending December 31, 2015 up to and including the period ending March 31, 2016, (iii) 2:00:1 for the period ending on June 30, 2016 up to and including the period ending on September 30, 2016 and (iv) 2.25:1 for the period ending December 31, 2016 and each subsequent reference period. In addition, the Credit Agreement allows us a maximum consolidated leverage ratio of total debt (including financial leases plus Perpetual Debentures and guarantees, plus or minus the fair value of derivative financial instruments, among other adjustments) to EBITDA for each period of four consecutive fiscal quarters (measured quarterly) not to exceed (i) 6.50:1 for the period ending December 31, 2014 up to and including the period ending March 31, 2015, (ii) 6.00:1 for the period ending June 30, 2015 up to and including the period ending September 30, 2015, (iii) 5.50:1 for the period ending December 31, 2015 up to and including the period ending March 31, 2016, (iv) 5.00:1 for the period ending June 30, 2016 up to and including the period ending September 30, 2016 and (v) 4.25:1 for the period ending December 31, 2016 and each subsequent reference period.

The Facilities Agreement requires us to comply with a consolidated coverage ratio of EBITDA to consolidated interest expense (including interest accrued on Perpetual Debentures), for the following periods, measured semi-annually, of not less than (i) 1.75:1 for the period ending December 31, 2014 up to and including the period ending June 30, 2015, (ii) 1.85:1 for the period ending December 31, 2015, (iii) 2:00:1 for the period ending June 30, 2016 and (iv) 2.25:1 for the period ending December 31, 2016. In addition, the Facilities Agreement allows us a maximum consolidated leverage ratio of total debt (including financial leases plus Perpetual Debentures and guarantees, plus or minus the fair value of derivative financial instruments, among other adjustments) to EBITDA for each period of four consecutive fiscal quarters (measured semi-annually) not to exceed (i) 6.5:1 for the period ending December 31, 2014, (i) 6.00:1 for the period ending June 30, 2015, (iii) 5.50:1 for the period ending December 31, 2015, (iv) 5.00:1 for the period ending June 30, 2016 and (v) 4.25:1 for the period ending December 31, 2016.

For the period ended December 31, 2014, we reported to the lenders under the Credit Agreement and the Facilities Agreement a consolidated coverage ratio of 2.34 and a consolidated leverage ratio of 5.19, each as calculated pursuant to the Credit Agreement and the Facilities Agreement. Pursuant to the Credit Agreement and the Facilities Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$1 billion (excluding certain capital expenditures, and joint venture investments and acquisitions by CEMEX Latam and its subsidiaries, which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of U.S.$500 million (or its equivalent).

We are also subject to a number of negative covenants that, among other things, restrict or limit our ability to: (i) create liens; (ii) incur additional debt; (iii) change our business or the business of any obligor or material subsidiary (in each case, as defined in the Credit Agreement and the Facilities Agreement); (iv) enter into mergers; (v) enter into agreements that restrict our subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) issue shares; (xii) enter into certain derivatives transactions; (xiii) exercise any call option in relation to any perpetual bonds we issue unless the exercise of the call options does not have a materially negative impact on our cash flow; and (xiv) transfer assets from subsidiaries or more than 10% of shares in subsidiaries into or out of CEMEX España or its subsidiaries if those assets or subsidiaries are not controlled by CEMEX España or any of its subsidiaries.

The Credit Agreement and the Facilities Agreement also contain a number of affirmative covenants that, among other things, require us to provide periodic financial information to our creditors. Pursuant to the Credit Agreement and the Facilities Agreement, however, a number of those covenants and restrictions will, if CEMEX so elects, automatically cease to apply or become less restrictive if (i) our consolidated leverage ratio for the two most recently completed semi-annual testing periods is less than 4.00:1; and (ii) no default under the Credit Agreement or the Facilities Agreement is continuing, as applicable. Restrictions that will cease to apply when we satisfy such conditions include the capital expenditure limitations mentioned above and several negative covenants, including limitations on our ability to transfer shares of entities of our group, repay existing financial indebtedness, declare or pay cash dividends and distributions to shareholders; certain asset sale restrictions; certain mandatory prepayment provisions; and restrictions on exercising call options in relation to any perpetual bonds we issue and on the issuance of certain convertible and exchangeable obligations. At such time, several baskets and caps relating to negative covenants will also increase, including permitted financial indebtedness, permitted guarantees and limitations on liens. However, we cannot assure you that we will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the Credit Agreement or the Facilities Agreement.

The Credit Agreement and the Facilities Agreement contain events of default, some of which may be outside our control. Such events of default include defaults based on (i) non-payment of principal, interest, or fees when due; (ii) material inaccuracy of representations and warranties; (iii) breach of covenants; (iv) bankruptcy (quiebra) or insolvency (concurso mercantil) of CEMEX, S.A.B. de C.V., any other obligor under the Credit Agreement or the Facilities Agreement or any other of our material subsidiaries (as defined in the Credit Agreement and the Facilities Agreement); (v) inability to pay debts as they fall due or by reason of actual financial difficulties, suspension or threatened suspension of payments on debts exceeding U.S.$50 million or commencement of negotiations to reschedule debt exceeding U.S.$50 million; (vi) a cross-default in relation to financial indebtedness in excess of U.S.$50 million; (vii) a change of control with respect to CEMEX, S.A.B. de C.V.; (viii) certain changes to the ownership of any of our subsidiary obligors under the Credit Agreement and the Facilities Agreement, unless the proceeds of such disposal are used to prepay the Credit Agreement or the Facilities Agreement debt, as applicable; (ix) enforcement of the share security; (x) final judgments or orders in excess of U.S.$50 million that are neither discharged nor bonded in full within 60 days thereafter; (xi) any restrictions not already in effect as of September 17, 2012 limiting transfers of foreign exchange by any obligor for purposes of performing material obligations under the Credit Agreement or the Facilities Agreement; (xii) any material adverse change arising in the financial condition of CEMEX, which more than 66.67% of the Credit Agreement or Facilities Agreement’s creditors determine would result in our failure, taken as a whole, to perform payment obligations under the Credit Agreement or the Facilities Agreement; and (xiii) failure to comply with laws or our obligations under the Credit Agreement or the Facilities Agreement cease to be legal. If an event of default occurs and is continuing, upon the authorization of 66.67% of the Credit Agreement or the Facilities Agreement creditors, the creditors have the ability to accelerate all outstanding amounts due under the Facilities Agreement, as applicable. Acceleration is automatic in the case of insolvency.

We cannot assure you that we will be able to comply with the restrictive covenants and limitations contained in the Credit Agreement and the Facilities Agreement. Our failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect our business, financial condition and results of operation.

If we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will automatically reset, or “spring-back” to earlier dates.

The Facilities Agreement requires us to (a) on or before September 30, 2015, redeem or extend the maturity date of 100% of the September 2015 Floating Rate U.S. Dollar Notes to a maturity date after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become September 30, 2015, and (b) on or before March 15, 2016, redeem, convert into equity, purchase, repurchase, refinance or extend the maturity date of 100% of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become March 15, 2016.

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

We pledged the capital stock of subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the Credit Agreement, the Facilities Agreement, the Senior Secured Notes and other financing arrangements.

As part of the Credit Agreement and the Facilities Agreement we pledged under pledge agreements or transferred to a trustee under a security trust, as collateral, the Collateral, and all proceeds of the Collateral to secure our payment obligations under the Credit Agreement, the Facilities Agreement, the Senior Secured Notes and under a number of other financing arrangements for the benefit of the creditors and holders of debt, and other obligations that benefit from provisions in their instruments requiring that their obligations be equally and ratably secured. As of December 31, 2014, as adjusted to give effect to the Recent Financing Transactions, the Collateral and all proceeds of such Collateral secured (i) Ps201,427 million (U.S.$13,665 million) (principal amount Ps203,825 million (U.S.$13,828 million) aggregate principal amount of debt under the Credit Agreement, Facilities Agreement, the Senior Secured Notes and other financing arrangements and (ii) Ps10,300 million (U.S.$699 million aggregate principal amount of Perpetual Notes, which includes debt of ours held by us). These subsidiaries collectively own, directly or indirectly, substantially all of our operations worldwide. Provided that no default has occurred which is continuing under the Credit Agreement or the Facilities Agreement, the Collateral will be released automatically if we meet specified debt reduction and financial covenant targets.

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

As of December 31, 2014, as adjusted to give effect to the Recent Financing Transactions, our total debt plus other financial obligations were Ps242,558 million (U.S.$16,456 million) (principal amount Ps246,873 million (U.S.$16,748 million)), which does not include approximately Ps10,300 million (U.S.$699 million), which represents the nominal amount of Perpetual Debentures, but which does include (i) our debt subject to the Credit Agreement, which was approximately Ps18,957 million (U.S.$1,286 million) (principal amount Ps19,236 million (U.S.$1,305 million)) and (ii) our debt subject to the Facilities Agreement, which was approximately Ps28,569 million (U.S.$1,938 million) (principal amount Ps29,116 million (U.S.$1,975 million)). Of such total debt plus other financial obligations amount, approximately Ps8,727 million (U.S.$592 million) (principal amount Ps592 million (U.S.$8,727 million)) matures during 2015; Ps16,042 million (U.S.$1,088 million) (principal amount Ps16,808 million (U.S.$1,140 million)) matures during 2016; Ps33,555 million (U.S.$2,276 million) (principal amount Ps34,102 million (U.S.$2,314 million)) matures during 2017; Ps31,771 million (U.S.$2,155 million) (principal amount Ps33,107 million (U.S.$2,246 million)) matures during 2018; Ps44,818 million (U.S.$3,041 million) (principal amount Ps45,443 million (U.S.$3,083 million)) matures during 2019; and Ps107,643 million (U.S.$7,304 million) (principal amount Ps108,686 million (U.S.$7,374 million)) matures after 2019.

If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our financial condition. Additionally, as described above, if we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will automatically spring-back to earlier dates.

Although we have successfully repaid or refinanced a substantial portion of our debt maturing in 2015, our ability to comply with our financial covenants and payment obligations under the Credit Agreement, Facilities Agreement and other indebtedness, in the event we are unable to refinance our maturities or generate sufficient cash flow from operations, may depend on asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.

As a result of the restrictions under the Credit Agreement, the Facilities Agreement, and other debt instruments, the current global economic environment and uncertain market conditions, we may not be able to complete asset sales on terms that we find economically attractive or at all. Volatility in the credit and capital markets could significantly affect us due to its effect on the availability of funds to potential acquiring parties, including industry peers. In addition, high levels of consolidation in our industry in some jurisdictions may further limit potential assets sales to interested parties due to antitrust considerations. If we are unable to complete asset sales and our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with financial covenants and payment obligations under our indebtedness.

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

As of December 31, 2014, we had U.S.$662 million funded under our securitization programs in Mexico, the United States, France and the United Kingdom. We cannot assure you that, going forward, we will be able to roll over or renew these programs, which could adversely affect our liquidity.

The continued weakness of the global economic environment and its adverse effects on our operating results may negatively affect our credit rating and the market value of CEMEX, S.A.B. de C.V.’s common stock, CPOs and American Depositary Shares (“ADSs”). If current economic pressures continue or worsen, we may be dependent on the issuance of equity as a source to repay our existing indebtedness. Although we have been able to raise debt, equity and equity-linked capital in the recent past, previous conditions in the capital markets in 2008 and 2009 were such that traditional sources of capital were not available to us on reasonable terms or at all. As a result, we cannot assure you that we will be able to successfully raise additional debt or equity capital on terms that are favorable to us or at all.

The Credit Agreement and the Facilities Agreement restrict us from incurring additional debt, subject to several exceptions. The Credit Agreement and the Facilities Agreement require proceeds from asset disposals, issuances of equity and incurrences of debt to be applied to the prepayment of the indebtedness under the Credit Agreement and the Facilities Agreement (unless the proceeds are used to reinvest in our business and/or refinance existing indebtedness for proceeds from asset disposals and issuances of equity, and for cash replenishment or to refinance existing indebtedness for the prepayment of the indebtedness, on the terms set forth in the Facilities Agreement and Credit Agreement).

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

As of December 31, 2014, as adjusted to give effect to the Recent Financing Transactions, there were U.S.$8,703 million and €1,529 million aggregate principal amount of Senior Secured Notes outstanding under the indentures governing such notes, excluding those held by us. The indentures governing the Senior Secured Notes and the other instruments governing our consolidated indebtedness impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) incur debt; (ii) pay dividends on stock; (iii) redeem stock or redeem subordinated debt; (iv) make investments; (v) sell assets, including capital stock of subsidiaries; (vi) guarantee indebtedness; (vii) enter into agreements that restrict dividends or other distributions from restricted subsidiaries; (viii) enter into transactions with affiliates; (ix) create or assume liens; (x) engage in mergers or consolidations; and (xi) enter into a sale of all or substantially all of our assets.

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

Most of the covenants are subject to a number of important exceptions and qualifications. The breach of any of these covenants could result in a default under the indentures governing the Senior Secured Notes, as well as certain other existing debt obligations, as a result of the cross-default provisions contained in the instruments governing such debt obligations. In the event of a default under any of the indentures governing the Senior Secured Notes, holders of the Senior Secured Notes could seek to declare all amounts outstanding under such Senior Secured Notes, together with accrued and unpaid interest, if any, to be immediately due and payable. If the indebtedness under the Senior Secured Notes, or certain other existing debt obligations were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full such accelerated indebtedness or our other indebtedness.

Furthermore, upon the occurrence of any event of default under the Credit Agreement, the Facilities Agreement or other credit facilities or any of our other debt, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If the lenders accelerate payment of those amounts, we cannot assure you that our assets would be sufficient to repay in full those amounts or to satisfy our other liabilities.

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

Aside from operating certain assets in Mexico, CEMEX, S.A.B. de C.V. is a holding company that owns the stock of its direct and indirect subsidiaries and has holdings of cash and marketable securities. In general, CEMEX, S.A.B. de C.V.’s ability to repay debt and pay dividends depends on the continued transfer to it of dividends and other income and funds from its wholly-owned and non-wholly-owned subsidiaries. The ability of CEMEX, S.A.B. de C.V.’s subsidiaries to pay dividends and make other transfers to it is limited by various regulatory, contractual and legal constraints. The Credit Agreement and the Facilities Agreement restrict CEMEX, S.A.B. de C.V.’s ability to declare or pay cash dividends. In addition, the indentures governing the Senior Secured Notes also limit CEMEX, S.A.B. de C.V.’s ability to pay dividends.

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

A substantial portion of our total debt plus other financial obligations is denominated in U.S. Dollars. As of December 31, 2014, as adjusted to give effect to the Recent Financing Transactions, our debt plus other financial obligations denominated in U.S. Dollars represented approximately 82% of our total debt plus other financial obligations, which does not include approximately U.S.$389 million of U.S. Dollar-denominated Perpetual Debentures. Our U.S. Dollar-denominated debt must be serviced with funds generated by our subsidiaries. Although we have substantial U.S. operations, we continue to rely on our non-U.S. assets to generate revenues to service our U.S. Dollar-denominated debt. Consequently, we have to use revenues generated in Mexican Pesos, Euros or other currencies to service our U.S. Dollar-denominated obligations. See “Item 5—Operating and Financial Review and Prospects—Qualitative and Quantitative Market Disclosure—Interest Rate Risk, Foreign Currency Risk and Equity Risk—Foreign Currency Risk.” A devaluation or depreciation in the value of the Mexican Peso, Euro, British Pound, Colombian Peso or any of the other currencies of the countries in which we operate, compared to the U.S. Dollar, could adversely affect our ability to service our U.S. Dollar-denominated debt. In 2014, Mexico, the United Kingdom, Germany, France, the rest of Northern Europe region (which includes our subsidiaries in the Czech Republic, Austria, Poland, Hungary and Latvia, and which we refer to as our Rest of Northern Europe region), Spain, Egypt, the rest of the Mediterranean region (which includes our subsidiaries in Croatia, the UAE and Israel, and which we refer to as our Rest of the Mediterranean region) and Colombia, which are our main non-U.S. Dollar-denominated operations, together generated approximately 62%

of our total net sales in Mexican Peso terms (approximately 22%, 7%, 6%, 6%, 6%, 2%, 3%, 4% and 6%, respectively) before eliminations resulting from consolidation. In 2014, approximately 21% of our net sales in Mexican Peso terms were generated in the United States. During 2014, the Mexican Peso depreciated approximately 11% against the U.S. Dollar, the Euro depreciated approximately 12% against the U.S. Dollar and the British Pound depreciated approximately 6% against the U.S. Dollar. If we enter into currency hedges in the future, these may not be effective in covering all our currency-related risks. Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Mexican Peso and other currencies, as those fluctuations influence the amount of our indebtedness when translated into Mexican Pesos and also result in foreign exchange gains and losses as well as gains and losses on derivative contracts, including those entered into to hedge our exchange rate exposure. The Credit Agreement, the Facilities Agreement and other debt instruments significantly restrict our ability to enter into derivative transactions. For a description of these restrictions, see “Item 3—Key Information—Risk Factors—Our use of derivative financial instruments has negatively affected our operations, especially in volatile and uncertain markets.”

In addition, as of December 31, 2014, as adjusted to give effect to the Recent Financing Transactions, our Euro-denominated total debt plus other financial obligations represented approximately 14% of our total debt plus other financial obligations, which does not include the approximately €64 million aggregate principal amount of Euro-denominated Perpetual Debentures.

Our use of derivative financial instruments has negatively affected, and any new derivative financial instruments could negatively affect, our operations, especially in volatile and uncertain markets.

We have used, and may continue to use, derivative financial instruments to manage the risk profile associated with interest rates and currency exposure of our debt, to reduce our financing costs, to access alternative sources of financing and to hedge some of our financial risks. However, we cannot assure you that our use of such instruments will allow us to achieve these objectives due to the inherent risks in any derivatives transaction. The Credit Agreement, the Facilities Agreement and other debt instruments significantly restrict our ability to enter into derivative transactions.

As of December 31, 2014, our derivative financial instruments consisted of equity forward contracts on third-party shares, equity derivatives on shares of CEMEX, S.A.B. de C.V. (including the capped call transactions in connection with the March 2016 and March 2018 Optional Convertible U.S. Dollar Subordinated Notes), and interest rate derivatives related to energy projects, which had an impact on our other financial income (expense), net. The fair value changes of our derivative financial instruments outstanding as of December 31, 2014 are reflected in our statement of operations, which could introduce volatility in our controlling interest net loss and our related ratios. For the years ended December 31, 2013 and 2014, the recognition of changes in the fair value of derivative financial instruments during the applicable period represented a net gain of approximately Ps2,126 million (U.S.$163 million) and a net loss of approximately Ps679 million (U.S.$46 million), respectively.

With respect to our existing financial derivatives, which include equity derivative positions on third party shares, we may incur net losses and be subject to margin calls that do not require a substantial amount of cash to cover such margin calls. If we enter into new derivative financial instruments, we may incur net losses and be subject to margin calls in which the cash required to cover margin calls may be substantial and may reduce the funds available to us for our operations or other capital needs. In addition, as with any derivative position, CEMEX assumes the creditworthiness risk of the counterparty, including the risk the counterparty may not honor its obligations to us. See notes 2L, 16B, 16D and 16E to our 2014 audited consolidated financial statements included elsewhere in this annual report.

We are subject to the laws and regulations of the countries where we operate and any material changes in such laws and regulations and/or any significant delays in our assessing the impact and/or adapting to such changes may have an adverse effect on our business, financial condition and results of operations.

Our operations are subject to the laws and regulations of the countries where we operate and such laws and regulations, and/or governmental interpretations of such laws and regulations, may change. Any such change may have a material adverse effect on our business, financial condition and results of operations. Furthermore, changes in laws and regulations and/or governmental interpretations of such laws and regulations in the countries where we operate may require us to devote a significant amount of time and resources to assess and, if required, to adjust our operations to any such changes, which could have a material adverse effect on our business, financial condition and results of operations. In addition, any significant delays in assessing the impact and/or, if required, in adapting to changes in laws and regulations and/or governmental interpretations of such laws and regulations may also have a material adverse effect on our business, financial condition and results of operations.

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

We may fail to secure certain materials required to run our business.

We increasingly use in our business certain by-products of industrial processes produced by third parties, such as fly-ash, slag and synthetic gypsum. While we are not dependent on our suppliers and while we try to secure the supply of the required materials through long-term renewable contracts and framework agreements, which ensure better management of supplies, short-term contracts are however entered into in certain countries where we operate. Should existing suppliers cease operations or reduce or eliminate production of these by-products, sourcing costs for these materials could increase significantly or require us to find alternative sources for these materials, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to realize the expected benefits from acquisitions, some of which may have a material impact on our business, financial condition and results of operations.

Our ability to realize the expected benefits from acquisitions depends, in large part, on our ability to integrate acquired operations with our existing operations in a timely and effective manner. These efforts may not be successful. Although we may seek to dispose assets to reduce our overall leverage, the Credit Agreement, the Facilities Agreement and other debt instruments restrict our ability to acquire assets, we may in the future acquire new operations and integrate such operations into our existing operations, and some of such acquisitions may have a material impact on our business, financial condition and results of operations. We cannot assure you that we will be successful in identifying or acquiring suitable assets in the future. If we fail to achieve the anticipated cost savings from any acquisitions, our business, financial condition and results of operations could be materially and adversely affected.

High energy and fuel costs may have a material adverse effect on our operating results.

Our operations consume significant amounts of power and fuel. Power and fuel prices generally reflect certain volatility, particularly in times of political turbulence in Iran, Iraq, Egypt and other countries in South America, the Middle East and Africa, such as has been recently experienced. We cannot assure you that our operations would not be materially adversely affected in the future if energy and fuel costs increase to levels that existed prior to the recent significant decreases in the price of oil and other fuels.

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

The markets in which we operate are highly competitive and are served by a variety of established companies with recognized brand names, as well as new market entrants. Companies in these markets compete based on a variety of factors, often employing aggressive pricing strategies to gain market share. For example, CEMEX Colombia’s results of operations have been negatively affected in the past by the pricing strategies of its competitors. Our ability to increase our net sales depends, in part, on our ability to compete effectively and maintain or increase our market share. We compete with different types of companies and based on different factors in each market. For example, in the relatively consolidated cement and ready-mix concrete industries, we generally compete based on quality and value proposition. In the more fragmented market for aggregates, we generally compete based on capacity and price. In certain areas of the markets in which we compete, some of our competitors may be more established, benefit from greater brand recognition or have greater manufacturing and distribution channels and other resources than we do. In addition, if our competitors were to combine, they may be able to compete more effectively with us and they may dispose of assets, which could lead to new market entrants that increase competition in our markets. For example, Lafarge and Holcim Ltd. (“Holcim”) are expected to finalize their merger in 2015, subject to certain requirements, and Ireland’s CRH has announced that it expects to acquire assets that Lafarge and Holcim will dispose of.

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

Our audited consolidated financial statements included elsewhere in this annual report, have been prepared in accordance with IFRS as issued by the International Accounting Standard Board, or IASB, under which goodwill is not amortized and is tested for impairment when impairment indicators exist or at least once a year during the fourth quarter of each year, by determining the recoverable amount of the groups of cash-generating units to which goodwill balances has been allocated, which recoverable amount consists of the higher of such groups of cash-generating units its corresponding fair value, less cost to sell, and the corresponding value in use, represented by the discounted amount of estimated future cash flows expected to be generated within other expenses, net, by such groups of cash-generating units to which goodwill has been allocated. An impairment loss is recognized under IFRS if the recoverable amount is lower than the net book value of the groups of cash-generating units to which goodwill has been allocated. We determine the discounted amount of estimated future cash flows generally over periods of 5 years. In specific circumstances, when, according to our experience, actual results for a given cash-generating unit do not fairly reflect historical performance and most external economic variables provide us with confidence that a reasonably determinable improvement in the mid-term is expected in their operating results, management uses cash flow projections over a period of up to 10 years, to the extent we have detailed, explicit and reliable financial forecasts and is confident and can demonstrate its ability, based on past experience, to forecast cash flows accurately over that longer period. If the value in use of a group of cash-generating units to which goodwill has been allocated is lower than its corresponding carrying amount, we determine its corresponding fair value using methodologies generally accepted in the markets to determine the value of entities, such as multiples of operating EBITDA and/or by reference to other market transactions, among others. Impairment tests are significantly sensitive to, among other factors, the estimation of future prices of our products, trends in operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the growth rates in perpetuity applied, among others. We use specific pre-tax discount rates for each group of cash-generating units to which goodwill is allocated, which are applied to pre-tax cash flows. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rates in perpetuity applied. Likewise, the amounts of discounted future cash flows are significantly sensitive to the weight average cost of capital (discount rate) applied. The higher the growth rate in perpetuity applied, the higher the amount of undiscounted future cash flows by group of cash-generating units obtained. Conversely, the higher the discount rate applied, the lower the amount of discounted estimated future cash flows by group of cash-generating units obtained. During the last quarter of 2012, 2013 and 2014, we performed our annual goodwill impairment test. Based on these analyses, in 2012, 2013 and 2014 we did not determine impairment losses of goodwill. See note 15C to our 2014 audited consolidated financial statements included elsewhere in this annual report.

Considering the important role that economic factors play in testing goodwill for impairment, we cannot assure that an eventual downturn in the economies where we operate will not necessitate further impairment tests and a possible downward readjustment of our goodwill for impairment under IFRS. Such an impairment test could result in impairment charges which could be material to our financial statements.

We are subject to litigation proceedings, including antitrust proceedings that could harm our business if an unfavorable ruling were to occur.

From time to time, we are and may become involved in litigation and other legal proceedings relating to claims arising from our operations in the normal course of business. As described in, but not limited to, “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings” included elsewhere in this annual report, we are currently subject to a number of significant legal proceedings, including, but not limited to, those relating to tax matters in Mexico, as well as antitrust investigations in Europe and other countries in which we operate. In addition, our main operating subsidiary in Egypt, Assiut Cement Company (“ACC”), is involved in certain Egyptian legal proceedings relating to the acquisition of ACC. Litigation is subject to inherent uncertainties, and unfavorable rulings may occur. We cannot assure you that these or other legal proceedings will not materially affect our ability to conduct our business in the manner that we expect or otherwise adversely affect us should an unfavorable ruling occur.

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

In late 2010, the U.S. Environmental Protection Agency (“EPA”) issued the final Portland Cement National Emission Standard (“Portland Cement NESHAP”) for Hazardous Air Pollutants under the federal Clean Air Act (“CAA”). This rule required Portland cement plants to limit mercury emissions, total hydrocarbons, hydrochloric acid and particulate matter by September 2013. The rule was challenged in federal court, and in December 2011, the D.C. Circuit Court of Appeals remanded the Portland Cement NESHAP to EPA and directed the agency to recompute the standards. In February 2013, EPA issued a revised final Portland Cement NESHAP rule that relaxed emissions limits for particulate matter and moved the compliance deadline to September 2015. In April 2013, environmental groups again challenged the revised Portland Cement NESHAP rule in federal court. In April 2014, the D.C. Circuit issued a ruling upholding both the revised particulate matter emission limits and the September 2015 compliance deadline. We are unable to predict at this time whether the environmental groups will petition for a rehearing or rehearing en banc of the D.C. Circuit’s decision. We are similarly unable to predict whether the September 2015 compliance date will remain in effect. If the final Portland Cement NESHAP takes effect in its present form, the rule could have a material adverse impact on our results of operations, liquidity and financial condition; however, we expect that such impact would be consistent with the impact on the cement industry as a whole.

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

As of December 31, 2014, we had operations in Mexico, the United States, the United Kingdom, Germany, France, Rest of Northern Europe (which includes our subsidiaries in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland), Egypt, Spain, Rest of the Mediterranean (which includes our subsidiaries in Croatia, the UAE and Israel), Colombia and Rest of South America and the Caribbean (which includes our subsidiaries in Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Guatemala, Argentina and other assets in the Caribbean region), the Philippines and Rest of Asia (which includes our subsidiaries in Thailand, Bangladesh and Malaysia).

For a geographic breakdown of our net sales for the year ended December 31, 2014, see “Item 4—Information on the Company—Geographic Breakdown of Net Sales for the Year Ended December 31, 2014.”

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

In January 2011, protests and demonstrations demanding a regime change began taking place across Egypt, which resulted in former President Hosni Mubarak resigning from his post on February 11, 2011. Subsequently, Mr. Mubarak transferred government powers to the Egyptian Army. The Supreme Council of the Armed Forces of Egypt dissolved the Egyptian parliament, suspended the nation’s constitution, and formed a committee to recommend constitutional changes to facilitate a political transition through democratic elections. Following some delays, elections for a new parliament took place between November 2011 and January 2012. Elections held in May and June of 2012 witnessed the victory of Mohamed Morsi as the fifth president of Egypt. Despite a return to civilian rule, demonstrations and protests continued to take place across Egypt following Mr. Morsi’s election, culminating in large-scale anti-Morsi protests in June 2013. On July 3, 2013, the Egyptian military, led by General Abdel Fattah el-Sisi, removed Mr. Morsi from office and suspended the Egyptian constitution. The Egyptian military then appointed Chief Justice Adly Mansour as the interim president of Egypt, and charged him with forming a transitional technocratic government. In May 2014 presidential elections took place having elected General Abdel Fattah el-Sisi. Elections to the House of Representatives were delayed after the Egyptian Supreme Constitutional Court ruled on March 1, 2015 that the law on electoral constituencies was unconstitutional because it did not guarantee fair representation. Additionally, on March 7, 2015, the Egyptian Supreme Constitutional Court ruled that the law banning dual citizens from running in the election was unconstitutional. It is now expected that the parliamentary elections to the House of Representatives will take place during the second half of 2015. Egypt has recently experienced minor terrorist events, none of which has impacted our operations in the country. Although CEMEX’s operations in Egypt have not been immune from disruptions resulting from the turbulence in Egypt, which the government is seeking to minimize, CEMEX continues with its cement production, dispatch and sales activities as of the date of this annual report. Risks to CEMEX’s operations in Egypt include a potential reduction in overall economic activity in Egypt exchange rate volatility, energy shortages and, which could affect demand for building materials, and interruptions in general services, which could have a material adverse effect on our operations in Egypt.

In recent years, concerns over global economic conditions, energy costs, geopolitical issues, the availability and cost of credit and the international financial markets have contributed to economic uncertainty and reduced expectations for the global economy. In addition, military activities in Ukraine and on its borders, including

Russia effectively taking control of Crimea (followed by Crimea’s independence vote and absorption by Russia) have combined with Ukraine’s very weak economic conditions to create great uncertainty in Ukraine and the global markets. In response to the annexation of the Crimean region of Ukraine by Russia, other nations, including the U.S., have imposed, and may continue imposing further, economic sanctions on Russia and Ukraine. Presently, concerns related to ongoing unrest in Ukraine have prompted calls for increasing levels of economic sanctions against Russia and Ukraine. Resolution of Ukraine’s political and economic conditions may not occur for some time, and the situation could deteriorate into increased violence and/or economic collapse. While not directly impacting territories where we had operations as of December 31, 2014, this dispute could negatively affect the economies of the countries in which we operate, including through its impact on the surrounding region, the global economy and the impact it might have on the access to Russian energy supplies by the countries in which we operate. Further, potential responses by Russia to those sanctions could adversely affect European economic conditions, which could have a material adverse effect on our operations in Europe. Meanwhile, the continued political unrest in Venezuela, the continued hostilities in the Middle East and the occurrence or threat of terrorist attacks also could adversely affect the global economy.

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

We are dependent on information technology and our systems and infrastructure, as well as those provided by third-party service providers, face certain risks, including cyber security risks.

We rely on a variety of information technology and automated operating systems to manage or support our operations. The proper functioning of these systems is critical to the efficient operation and management of our business. In addition, these systems may require modifications or upgrades as of a result of technological changes or growth in our business. These changes may be costly and disruptive to our operations, and could impose substantial demands on outage time. Our systems, as well as those provided by our third-party service providers, may be vulnerable to damage, disruption or intrusion caused by circumstances beyond our control, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, unauthorized access and cyber-attacks. Although we take actions to secure our systems and electronic information, these measures may not be sufficient. As of March 31, 2015, our third-party service providers have not informed us of any event that has damaged, disrupted or resulted in an intrusion of our systems. Any significant information leakages could affect our compliance with data privacy laws and damage our relationship with our employees, customers and suppliers, and also adversely impact our business, financial condition and results of operations. As of March 31, 2015, our insurance does not cover any risk associated with any cyber security risks. In addition, any significant disruption to our systems could adversely affect our business, financial condition and results of operations.

Activities in our business can be dangerous and can cause injury to people or property in certain circumstances.

Our production facilities require individuals to work with chemicals, equipment and other materials that have the potential to cause harm and injury, or fatalities, when used without due care. An accident or injury that occurs at our facilities could result in disruptions to our business and have legal and regulatory consequences and we may be required to compensate such individuals or incur other costs and liabilities, any and all of which could adversely affect our reputation, business, financial condition, results of operations and prospects.

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

Increases in liabilities related to our pension plans could adversely affect our results of operations.

We have obligations under defined benefit pension plans in certain countries in which we operate, mainly in North America and Northern Europe. Our funding obligations depend upon future asset performance, the level of interest rates used to measure future liabilities, benefit plan changes, government regulations and other factors. Due to the large number of variables that determine pension liabilities and funding requirements, which are difficult to predict, our net projected liability of approximately U.S.$1.14 billion as of December 31, 2014, and the future cash funding requirements for our defined benefit pension plans and other postemployment benefit plans could be significantly higher than the amounts estimated as of December 31, 2014. If so, these funding requirements could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Certain tax matters may have an adverse effect on our cash flow, financial condition and net income.

We are subject to certain tax matters, mainly in Mexico, Colombia and Spain, that may have an adverse effect on our cash flow, financial condition and net income. See notes 2O and 19D to our 2014 audited consolidated financial statements and “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters—Mexico,” “Regulatory Matters and Legal Proceedings—Tax Matters—Colombia,” and “Regulatory Matters and Legal Proceedings—Tax Matters—Spain” for a description of the legal proceedings regarding these Mexican, Colombian and Spanish tax matters, all included elsewhere in this annual report.

It may be difficult to enforce civil liabilities against us or our directors, executive officers and controlling persons.

We are a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. Substantially all of our directors and officers and the majority of the members of our senior management reside in Mexico, and all or a significant portion of the assets of those persons may be, and the majority of our assets are, located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or to enforce against them or against us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our General Counsel, Lic. Ramiro G. Villarreal Morales, that there is doubt as to the enforceability in Mexico, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws.

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

Under the terms of the ADSs and CEMEX, S.A.B. de C.V.’s by-laws, a holder of an ADS has the right to instruct the ADS depositary to exercise voting rights only with respect to Series B shares represented by the CPOs deposited with the depositary, but not with respect to the Series A shares represented by the CPOs deposited with the depositary. ADS holders will not be able to directly exercise their right to vote unless they withdraw the CPOs underlying their ADSs (and, in the case of non-Mexican holders, even if they do so, they may not vote the Series A shares represented by the CPOs) and may not receive voting materials on time to ensure that they are able to instruct the depositary to vote the CPOs underlying their ADSs or receive sufficient notice of a shareholders’ meeting to permit them to withdraw their CPOs to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send out voting instructions on time or carry them out in the manner an ADS holder has instructed. As a result, ADS holders may not be able to exercise their right to vote and they may lack recourse if the CPOs underlying their ADSs are not voted as they requested. In addition, ADS holders are not entitled to attend shareholders’ meetings. ADS holders will also not be permitted to vote the CPOs underlying the ADSs directly at a shareholders’ meeting or to appoint a proxy to do so without withdrawing the CPOs. If the ADS depositary does not receive voting instructions from a holder of ADSs in a timely manner, such holder will nevertheless be treated as having instructed the ADS depositary to give a proxy to a person we designate, or at our request, the corresponding CPO trust’s technical committee designates, to vote the B shares underlying the CPOs represented by the ADSs in his/her discretion. The ADS depositary or the custodian for the CPOs on deposit may represent the CPOs at any meeting of holders of CPOs even if no voting instructions have been received. The CPO trustee may represent the A shares and the B shares represented by the CPOs at any meeting of holders of A shares or B shares even if no voting instructions have been received. By so attending, the ADS depositary, the custodian or the CPO trustee, as applicable, may contribute to the establishment of a quorum at a meeting of holders of CPOs, A shares or B shares, as appropriate.

Non-Mexicans may not hold CEMEX, S.A.B. de C.V.’s Series A shares directly and must have them held in a trust at all times.

Non-Mexican investors in CEMEX, S.A.B. de C.V.’s CPOs or ADSs may not directly hold the underlying Series A shares, but may hold them indirectly through CEMEX, S.A.B. de C.V.’s CPO trust. Upon the early termination or expiration of the term of CEMEX, S.A.B. de C.V.’s CPO trust on September 6, 2029, the Series A shares underlying CEMEX, S.A.B. de C.V.’s CPOs held by non-Mexican investors must be placed into a new trust similar to the current CPO trust for non-Mexican investors to continue to hold an economic interest in such shares. We cannot assure you that a new trust similar to the CPO trust will be created or that the relevant authorization for the creation of the new trust or the transfer of our Series A shares to such new trust will be obtained. In that event, since non-Mexican holders currently cannot hold Series A shares directly, they may be required to sell all of their Series A shares to a Mexican individual or corporation.

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

Mexican Peso Exchange Rates

Mexico has had no exchange control system in place since the dual exchange control system was abolished in November 1991. The Mexican Peso has floated freely in foreign exchange markets since December 1994, when the Mexican Central Bank (Banco de México) abandoned its prior policy of having an official devaluation band. Since then, the Mexican Peso has been subject to substantial fluctuations in value. The Mexican Peso appreciated against the U.S. Dollar by approximately 6% in 2010, respectively, depreciated against the U.S. Dollar by approximately 11.5% in 2011, appreciated against the U.S. Dollar by approximately 9% in 2012 and depreciated against the U.S. Dollar by approximately 2% in 2013, and depreciated against the U.S. Dollar by approximately 11% in 2014. These percentages are based on the exchange rate that we use for accounting purposes, or the CEMEX accounting rate. The CEMEX accounting rate represents the average of three different exchange rates that are provided to us by Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex, or Banamex. For any given date, the CEMEX accounting rate may differ from the noon buying rate for Mexican Pesos in New York City published by the U.S. Federal Reserve Bank of New York.

The following table sets forth, for the periods and dates indicated, the end-of-period, average and high and low points of the CEMEX accounting rate as well as the noon buying rate for Mexican Pesos, expressed in Mexican Pesos per U.S.$1.00.

	CEMEX Accounting Rate				Noon Buying Rate
Year Ended December 31,	End of the period	Average(1)	High	Low	End of the period	Average(1)	High	Low
2010	12.36	12.67	13.21	12.15	12.38	12.64	13.19	12.16
2011	13.96	12.45	14.21	11.50	13.95	12.43	14.25	11.51
2012	12.85	13.16	14.37	12.56	12.96	13.15	14.37	12.63
2013	13.05	12.85	13.39	11.98	13.10	12.76	13.43	11.98
2014	14.74	13.32	14.78	12.84	14.75	13.31	14.79	12.85

Monthly (2014)
September	13.43				13.43		13.48	13.07
October	13.48				13.48		13.57	13.39
November	13.39				13.92		13.92	13.54
December	14.74				14.75		14.79	13.94

Monthly (2015)
January	14.99				15.01		15.01	14.56
February	15.03				15.06		15.10	14.75
March	15.27				15.25		15.58	14.93
April(2)	15.33				15.32		15.36	14.80

(1)	The average of the CEMEX accounting rate or the noon buying rate for Mexican Pesos, as applicable, on the last day of each full month during the relevant period.
(2)	April noon buying rates and CEMEX accounting rates are through April 17, 2015.

On April 17, 2015, the CEMEX accounting rate was Ps15.33 to U.S.$1.00. Between January 1, 2014 and April 17, 2015, the Mexican Peso depreciated by approximately 3.7% against the U.S. Dollar, based on the noon buying rate for Mexican Pesos.

For a discussion of the financial treatment of our operations conducted in other currencies, see “Item 3—Key Information—Risk Factors—Selected Consolidated Financial Information” included elsewhere in this annual report.

Selected Consolidated Financial Information

The financial data set forth below as of and for each of the five years ended December 31, 2014 have been derived from our audited consolidated financial statements. The financial data set forth below as of December 31, 2014 and 2013 and for each of the three years ended December 31, 2014, 2013 and 2012 have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our 2014 audited consolidated financial statements and the notes thereto included elsewhere in this annual report. Our audited consolidated financial statements prepared under IFRS for the year ended December 31, 2014 were approved by our shareholders at the annual general ordinary shareholders’ meeting, which was held on March 26, 2015.

The operating results of newly acquired businesses are consolidated in our financial statements beginning on the acquisition date. Therefore, all periods presented do not include operating results corresponding to newly acquired businesses before we assumed control. As a result, the financial data for the years ended December 31, 2014, 2013, and 2012 may not be comparable to that of prior periods.

Our audited consolidated financial statements included elsewhere in this annual report, have been prepared in accordance with IFRS, which differ in significant respects from U.S. GAAP. The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by the International Accounting Standards Board) to reconcile such financial statements to U.S. GAAP. Accordingly, since our adoption of IFRS, we no longer reconcile our financial information to U.S. GAAP.

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

The U.S. Dollar amounts provided below, unless otherwise indicated elsewhere in this annual report, are translations of Mexican Peso amounts at an exchange rate of Ps14.74 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2014. However, in the case of transactions conducted in U.S. Dollars, we have presented the U.S. Dollar amount of the transaction and the corresponding Mexican Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Mexican Peso amounts actually represent those U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated. The noon buying rate for Mexican Pesos on December 31, 2014 was Ps14.75 to U.S.$1.00. From December 31, 2014 through April 17, 2015, the Mexican Peso depreciated by approximately 3.7% against the U.S. Dollar, based on the noon buying rate for Mexican Pesos.

CEMEX, S.A.B. DE C.V. and Subsidiaries Selected Consolidated Financial Information

	As of and For the Year Ended December 31,
	2010	2011	2012	2013	2014
	(in millions of Mexican Pesos, except ratios and share and per share amounts)
Statement of Operations Information:
Net sales	Ps 177,641	Ps 189,887	Ps 197,036	Ps 195,661	Ps 210,023
Cost of sales(1)	(127,845)	(136,181)	(138,706)	(134,774)	(142,746)
Gross profit	49,796	53,706	58,330	60,887	67,277
Administrative, selling and distribution expenses	(39,060)	(41,844)	(41,329)	(41,383)	(45,094)
Operating earnings before other expenses, net(2)	10,736	11,862	17,001	19,504	22,183
Other expense, net	(6,335)	(5,233)	(5,490)	(4,903)	(5,128)
Operating earnings(2)	4,401	6,629	11,511	14,601	17,055
Financial items(3)	(15,276)	(19,092)	(17,534)	(18,231)	(19,009)
Equity in income (loss) of associates	(487)	(334)	728	229	297
Loss before income tax	(11,362)	(12,797)	(5,295)	(3,401)	(1,657)
Non-controlling net income	46	21	662	1,223	1,103
Controlling interest net loss	(13,482)	(24,953)	(12,000)	(10,834)	(6,783)
Basic loss per share(4)(5)	(0.37)	(0.69)	(0.31)	(0.28)	(0.17)
Diluted loss per share(4)(5)	(0.37)	(0.69)	(0.31)	(0.28)	(0.17)
Number of shares outstanding(4)(6)(7)	30,065	31,410	32,808	34,270	37,370
Balance Sheet Information:
Cash and cash equivalents	8,354	16,128	12,478	15,176	12,589
Property, machinery and equipment, net	221,271	234,342	213,075	205,717	202,928
Total assets	504,881	541,655	478,797	496,130	514,961
Short-term debt including current maturities of long-term debt	5,618	4,673	596	3,959	14,507
Long-term debt	188,776	203,798	177,539	187,021	191,327
Non-controlling interest and Perpetual Debentures(8)	19,443	16,602	14,488	14,939	17,068
Total controlling stockholders’ equity	163,744	155,104	141,139	133,379	131,103
Other Financial Information:
Net working capital(9)	18,692	23,690	19,667	20,754	20,757
Book value per share(4)(7)(10)	5.45	4.94	4.30	3.89	3.51
Operating margin before other expense, net	6.0%	6.2%	8.6%	10.0%	10.6%
Operating EBITDA(11)	29,844	29,710	34,506	33,963	36,640
Ratio of Operating EBITDA to interest expense(11)	2.0	1.8	1.9	1.7	1.7
Capital expenditures	6,963	8,540	10,465	8,409	9,486
Depreciation and amortization	19,108	17,848	17,505	14,459	14,457
Net cash flow provided by operating activities before interest, coupons on perpetual debentures and income taxes	25,952	23,942	30,222	27,045	36,514
Basic loss per CPO(4)(5)	(1.11)	(2.07)	(0.93)	(0.84)	(0.51)
Total debt plus other financial obligations	210,619	249,372	218,026	230,298	244,429

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
(2)	In the statements of operations, CEMEX includes the line item titled “Operating earnings before other expenses, net” considering that is a relevant measure for CEMEX’s management as explained in note 4 to our 2014 audited consolidated financial statements included elsewhere in this annual report. Under IFRS, while there are line items that are customarily included in the statement of operations, such as net sales, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of such statements of operations varies significantly by industry and company according to specific needs.
(3)	Financial items include financial expenses and our other financial (expense) income, net, which includes our financial income, results from financial instruments, net (derivatives and marketable securities), foreign exchange results, effects of net present value on assets and liabilities and others, net. See note 7 to our 2014 audited consolidated financial statements included elsewhere in this annual report.
(4)	CEMEX, S.A.B. de C.V.’s capital stock consists of Series A shares and Series B shares. Each of CEMEX, S.A.B. de C.V.’s CPOs represents two Series A shares and one Series B share. As of December 31, 2014, approximately 99.78% of CEMEX, S.A.B. de C.V.’s outstanding share capital was represented by CPOs. Each of CEMEX, S.A.B. de C.V.’s ADSs represents ten CPOs.
(5)	Loss per share are calculated based upon the weighted average number of shares outstanding during the year, as described in note 22 to our 2014 audited consolidated financial statements included elsewhere in this annual report. Basic loss per CPO is determined by multiplying the basic loss per share for each period by three (the number of shares underlying each CPO). Basic loss per CPO is presented solely for the convenience of the reader and does not represent a measure under IFRS. See note 22 and 26 to our 2014 audited consolidated financial statements included elsewhere in this annual report.
(6)	CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal years 2010, 2011, 2012, 2013 and 2014. At each of CEMEX, S.A.B. de C.V.’s 2010, 2011, 2012, 2013 and 2014 annual general ordinary shareholders’ meetings, held on February 24, 2011, February 23, 2012, March 21, 2013, March 20, 2014 and March 26, 2015, respectively, CEMEX, S.A.B. de C.V.’s shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to each such recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 400.9 million CPOs, approximately 418.8 million CPOs, approximately 437.4 million CPOs, approximately 468 million CPOs and approximately 437.4 million CPOs were allocated to shareholders on a pro-rata basis in connection with the 2010, 2011, 2012, 2013 and 2014 recapitalizations, respectively. In each case, CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares.
(7)	Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.
(8)	As of December 31, 2010, 2011, 2012, 2013 and 2014, non-controlling interest includes U.S.$1,320 million (Ps16,310 million), U.S.$938 million (Ps13,089 million), U.S.$473 million (Ps6,078 million), U.S.$477 million (Ps6,223 million) and U.S.$466 million (Ps6,869 million), respectively, that represents the nominal amount of Perpetual Debentures, denominated in U.S. Dollars and Euros, issued by consolidated entities. In accordance with IFRS, these securities qualify as equity due to their perpetual nature and the option to defer the coupons.
(9)	Net working capital equals trade receivables, less allowance for doubtful accounts plus inventories, net, less trade payables.
(10)	Book value per share is calculated by dividing the total controlling stockholders’ equity by the number of shares outstanding.

(11)	Operating EBITDA equals operating earnings before other expenses, net, plus amortization and depreciation expenses. Operating EBITDA and the ratio of Operating EBITDA to interest expense are presented because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Under IFRS, while there are line items that are customarily included in statements of operations prepared pursuant to IFRS, such as net sales, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals, such as operating earnings before other expenses, net, and the display of such statement of operations varies significantly by industry and company according to specific needs. Operating EBITDA is reconciled below to operating earnings before other expenses, net, as reported in the statements of operations, and to net cash flows provided by operating activities before interest and income taxes paid in cash, as reported in the statement of cash flows. Interest expense under IFRS does not include coupon payments and issuance costs of the Perpetual Debentures issued by consolidated entities of approximately Ps1,624 million in 2010, approximately Ps1,010 million in 2011, approximately Ps453 million in 2012, approximately Ps405 million in 2013 and approximately Ps420 million in 2014, as described in note 20D to our 2014 audited consolidated financial statements included elsewhere in this annual report.

.	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	(in millions of Mexican Pesos)
Reconciliation of operating EBITDA to net cash flows provided by operating activities before interest, coupons on Perpetual Debentures and income taxes
Operating EBITDA	Ps 29,844	Ps 29,710	Ps 34,506	Ps 33,963	Ps 36,640
Less:
Operating depreciation and amortization expense	19,108	17,848	17,505	14,459	14,457
Operating earnings before other expenses, net	10,736	11,862	17,001	19,504	22,183
Plus/minus:
Changes in working capital excluding income taxes	(623)	(727)	(2,048)	(4,082)	1,544
Operating depreciation and amortization expense	19,108	17,848	17,505	14,459	14,457
Other items, net	(3,269)	(5,041)	(2,236)	(2,836)	(1,670)
Net cash flow provided by operating activities before interest, coupons on Perpetual Debentures and income taxes	Ps 25,952	Ps 23,942	Ps 30,222	Ps 27,045	Ps 36,514

Item 4—Information on the Company

Unless otherwise indicated, references in this annual report to our sales and assets, including percentages, for a country or region are calculated before eliminations resulting from consolidation, and thus include intercompany balances between countries and regions. These intercompany balances are eliminated when calculated on a consolidated basis.

Business Overview

CEMEX, S.A.B. de C.V. is a publicly traded stock corporation with variable capital, or sociedad anónima bursátil de capital variable, organized under the laws of Mexico, with its principal executive offices located at Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, San Pedro Garza García, Nuevo León, 66265, México. Our main phone number is +52 81 8888-8888.

CEMEX, S.A.B. de C.V. was founded in 1906 and was registered with the Mercantile Section of the Public Registry of Property and Commerce in Monterrey, Nuevo León, Mexico, on June 11, 1920 for a period of 99 years. At our 2014 annual general extraordinary shareholders’ meeting held on March 26, 2015, this period was extended to an indefinite period of time. Beginning April 2006, CEMEX’s full legal and commercial name is CEMEX, Sociedad Anónima Bursátil de Capital Variable.

CEMEX is one of the largest cement companies in the world, based on annual installed cement production capacity as of December 31, 2014 of approximately 93.7 million tons. We are the largest ready-mix concrete company in the world with annual sales volumes of approximately 68,399 million cubic meters and one of the largest aggregates companies in the world with annual sales volumes of approximately 55,994 million tons, in each case, based on our annual sales volumes in 2014. We are also one of the world’s largest traders of cement and clinker, having traded approximately 9.5 million tons of cement and clinker in 2014. CEMEX, S.A.B. de C.V. is an operating and holding company engaged, directly or indirectly, through its operating subsidiaries, primarily in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates, clinker and other construction materials throughout the world, and that provides reliable construction-related services to customers and communities in more than 50 countries throughout the world.

We operate globally, with operations in Mexico, the United States, Northern Europe, the Mediterranean, South America and the Caribbean and Asia. We had total assets of approximately Ps515 billion (U.S.$35 billion) as of December 31, 2014, and an equity market capitalization of approximately Ps187,854 million (U.S.$12,159 million) as of April 20, 2015.

As of December 31, 2014, our main cement production facilities were located in Mexico, the United States, Spain, Egypt, Germany, Colombia, the Philippines, Poland, the Dominican Republic, the United Kingdom, Croatia, Panama, Latvia, Puerto Rico, Thailand, Costa Rica and Nicaragua. As of December 31, 2014, our assets (after eliminations), cement plants and installed capacity, on an unconsolidated basis by region, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray portland cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray portland cement capacity, and includes installed capacity of cement plants that have been temporarily closed:

	As of December 31, 2014
	Assets After Eliminations (in Billions of Mexican Pesos)	Number of Cement Plants	Installed Cement Production Capacity (Millions of Tons Per Annum)
Mexico(1)	77	15	29.3
United States(2)	229	13	17.1
Northern Europe
United Kingdom	30	2	2.4
Germany	12	2	4.9
France	15	—	—
Rest of Northern Europe(3)	17	3	5.1
The Mediterranean
Spain(4)	21	6	9.3
Egypt	8	1	5.4
Rest of the Mediterranean(5)	11	3	2.4
South America and the Caribbean (“SAC”)
Colombia	16	2	4.0
Rest of SAC(6)	18	5	8.0
Asia
Philippines	10	2	4.5
Rest of Asia(7)	2	1	1.2
Corporate and Other Operations	49	—	—

Total	515	55	93.7

The above table includes our proportional interest in the installed capacity of companies in which we hold a non-controlling interest and does not give effect to the transaction with Holcim, which closed on January 5, 2015. See “Item 5—Operating and Financial Review and Prospects—Recent Developments Relating to Our Operations—CEMEX and Holcim Close a Series of Transactions in Europe.”

(1)	“Number of cement plants” and “installed cement production capacity” includes two cement plants that have been temporarily closed with an aggregate annual installed capacity of 2.7 million tons of cement.
(2)	“Number of cement plants” and “installed cement production capacity” includes two cement plants that have been temporarily closed with an aggregate annual installed capacity of 2.1 million tons of cement.
(3)	Refers primarily to our operations in the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. For purposes of the columns labeled “Assets after eliminations” and “Installed cement production capacity,” includes our approximate 37.8% interest in ordinary shares, as of December 31, 2014, in a Lithuanian cement producer that operated one cement plant with an annual installed capacity of 1.3 million tons of cement as of December 31, 2014.
(4)	For purposes of “number of cement plants” and “installed cement production capacity” includes one cement plant that has been temporarily closed with an aggregate annual installed capacity of 0.1 million tons of cement.
(5)	Refers primarily to our operations in Croatia, the United Arab Emirates (“UAE”) and Israel.
(6)	Includes our operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina.
(7)	Includes our operations in Thailand, Bangladesh and Malaysia.

During part of the last 25 years, we embarked on a major geographic expansion program to diversify our cash flows and enter markets whose economic cycles within the cement industry largely operate independently from those of Mexico and which offer long-term growth potential. We have built an extensive network of marine and land-based distribution centers and terminals that give us marketing access around the world. The following are our significant acquisitions since 2010:

•	On October 31, 2014, CEMEX, S.A.B. de C.V. announced that it had entered into agreements with Holcim, a global producer of building materials based in Switzerland, to complete a series of related transactions in Europe, which closed on January 5, 2015, with retrospective effect as of January 1, 2015. See note 26 to our 2014 audited consolidated financial statements included elsewhere in this annual report. As a result, (i) CEMEX acquired all of Holcim’s assets in the Czech Republic, including a cement plant, four aggregates quarries and 17 ready-mix plants for approximately €115 million (U.S.$139 million or Ps2,049 million); (ii) CEMEX sold to Holcim assets in the western region of Germany, consisting of one cement plant, two cement grinding mills, one slag granulator, 22 aggregates quarries and 79 ready-mix plants for approximately €171 million (U.S.$207 million or Ps3,047 million, while CEMEX maintained its operations in the north, east and south of Germany; and (iii) CEMEX acquired from Holcim one cement plant in the southern part of Spain, and one cement mill in the central part of Spain, among other related assets for approximately €89 million (U.S.$108 million or Ps1,592 million). In connection with these transactions, in January 2015 CEMEX made a final payment in cash, after combined debt and working capital adjustments, of approximately €33 million (U.S.$40 million or Ps594 million).

•	In August 2011, as a result of Ready Mix USA’s exercise of its put option, and after performance of the obligations by both parties under the put option agreement, effective as of August 1, 2011, through the payment of approximately U.S.$352 million (approximately Ps4,914 million), we acquired our former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement. See “Item 5—Operating and Financial Review and Prospects—Investments, Acquisitions and Divestitures” for additional information regarding the Ready Mix USA put option right.

As part of our strategy, we periodically review and reconfigure our operations in implementing our post-merger integration process, and we sometimes divest assets that we believe are less important to our strategic objectives. The following have been our most significant divestitures and reconfigurations since 2010:

•	In November 2012, CEMEX Latam, a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in the CEMEX Latam Offering, representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam is the main holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. See “Item 5—Operating and Financial Review and Prospects—Investments, Acquisitions and Divestitures” for additional information regarding the CEMEX Latam Offering.

•	On October 12, 2012, CEMEX made the final payment in connection with the acquisition of the 49% non-controlling interest in an indirect holding company of CEMEX Guatemala, CEMEX’s main operating subsidiary in Guatemala, for a total amount including the final payment of approximately U.S.$54 (Ps694 million).

•	On May 17, 2012, Readymix Investments, an indirect subsidiary of CEMEX España, acquired all the shares of Readymix, CEMEX’s main operating subsidiary in the Republic of Ireland. The acquisition price for the 38.8% non-controlling interest in Readymix was approximately €11 million (U.S.$15 million or Ps187 million). During 2014, we sold substantially all the operating assets of Readymix, CEMEX’s main operating subsidiary in the Republic of Ireland, and an indirect subsidiary of CEMEX España, for €19 million (U.S.$23 million or Ps339 million), recognizing a loss on sale of approximately €14 million (U.S.$17 million or Ps250 million).

•	On August 27, 2010, we completed the sale of seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC for U.S.$88 million in proceeds.

In connection with our ongoing efforts to strengthen our capital structure and regain financial flexibility, we currently expect to divest assets for an aggregate amount that may range between approximately U.S.$1,000 million and up to approximately U.S.$1,500 million by mid to late 2016, which assets may include a minority position in one of our operations.

Geographic Breakdown of Net Sales for the Year Ended December 31, 2014

The following chart indicates the geographic breakdown of our net sales, before eliminations resulting from consolidation, for the year ended December 31, 2014:

Breakdown of Net Sales by Product for the Year Ended December 31, 2014

The following chart indicates the breakdown of our net sales by product, after eliminations resulting from consolidation, for the year ended December 31, 2014:

Our Vision

CEMEX has a general vision comprised of five elements, a purpose, a mission, a strategy, an operating model, and values.

Purpose. We expect to make the future better for our people, our customers, our shareholders, and the communities we interact with. We address society’s growing needs by offering high-quality products and innovative solutions. We expect to drive sustainable development and improve the lives of people and communities around us by developing and delivering what we deem to be the best solutions in cement, ready-mix concrete, and aggregates.

Mission. To create sustainable value by providing industry-leading products and solutions to satisfy the construction needs of our customers around the world.

Strategy. To create value by building and managing a global portfolio of integrated cement, ready-mix concrete, aggregates and related businesses. We seek to continue to improve our overall business by growing profitably through our integrated positions along the cement value chain and maximizing our overall performance.

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

We will continue to analyze our current portfolio and monitor opportunities for asset divestitures, as evidenced by the disposals we have made since 2009 in Central and South America, the United States, Spain, Italy, Australia and elsewhere, asset swaps, or mergers.

Our strategy is planned to be implemented by valuing our employees as our main competitive advantage; by helping our customers succeed; by pursuing markets that offer long-term profitability; and by ensuring sustainability is fully embedded in our business.

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

We continue to focus on developing new competitive advantages that will differentiate us from our competitors. We are evolving from a traditional supplier of building materials into a fully integrated building solutions provider in many of the countries in which we operate, mostly in infrastructure projects which make extensive use of our cement and ready-mix concrete products. For example, in Mexico, we have paved more than 10,000 kilometers of concrete highways and roads. We have also provided tailor-made solutions for important infrastructure projects in Mexico and abroad, including the Baluarte Bicentennial Bridge and La Yesca Dam in Jalisco and Nayarit, respectively; and the BRASKEM IDESA-Etileno XXI Plant in Veracruz, Mexico; the Clamecy-Oisy wind farm in Nièvre, France; and the fourth bore of the Caldecott tunnel, which connects Oakland to Orinda, California, United States. We also continue innovating with new products, and launched new global ready-mix brands designed using proprietary admixtures developed by our researchers, such as the ready-mix concrete we developed with next-generation admixture that met the requirements of the construction of a floating concrete chamber in the Grand Port Maritime de Marseille in France.

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

Pursue markets that offer long-term profitability

We intend to continue to focus on our most promising, structurally attractive markets with considerable infrastructure needs and housing requirements, where we have substantial market share and benefit from competitive advantages. Despite the current economic and political turmoil, we believe that some of the countries in which we operate (particularly the United States, Poland, the U.K., Germany and Colombia) are poised for economic growth, as significant investments are made in infrastructure, notably by the economic stimulus programs that have been announced by governments in some of these markets.

Foster our sustainable development

Our priorities include sustainable construction, affordable housing and infrastructure, enhancing our carbon strategy, environmental and biodiversity management, strengthening communities, partnering with key stakeholders and health and safety.

Lead in Sustainable Construction. We are focused on delivering solutions to the different infrastructure demands of society in a manner designed to improve the future of cities and the environment. We recognize that creating sustainable infrastructure goes beyond building materials; it requires broad collaboration that encompasses all involved parties in the planning, financing, construction, ownership and maintenance of the projects. Moreover, we seek to continually expand the range of applications and sustainability benefits that our products support. For example, during 2014 we continued to expand our already extensive portfolio of sustainable technology offers, developing products that aid in clinker factor and waste reduction by improving the recyclability of our products. Our complete portfolio includes products that address solutions to land use, water management, energy and emissions among others. For example, in the United Kingdom, we participated in the construction of Heathrow International Airport’s Terminal 2—the Queen’s Terminal, one of the most sustainable airport terminals in the world, by providing specialty ready-mix concrete which has the advantage of reducing the overall carbon footprint of the building and the risk of early age thermal cracking, increasing its overall lifespan.

Also, in Mexico, we have created and launched the Sustainable Cities Initiative, which, in collaboration with third parties has resulted in a local model to help unlock opportunities for urban authorities to create more sustainable, livable cities. In 2013, the first study was carried out in Merida, Yucatán. We expect that further studies will take place in the near future in other cities in Mexico as well as other countries where we believe we can contribute the most.

Housing and Infrastructure. We are a leading provider of housing and high-scale infrastructure, as well as a significant contributor to the socioeconomic development of emerging markets throughout the world. During 2014, we completed almost 600 infrastructure projects, representing more than 8.1 million square meters of pavement for highways, mass transit projects, airport runways and city streets. We have also made significant progress in meeting the needs for housing in our markets. In 2014 alone, we contributed to the construction of 3,150 affordable and resource efficient buildings in 12 countries represent almost 183,000 square meters of construction

CEMEX has also partnered with Habitat for Humanity to carry out microfinance pilots in Mexico, Nicaragua, Colombia and the Philippines, and to try and increase the building of affordable and disaster relief housing in the majority of the countries in which both Habitat for Humanity is present and in which we operate. During 2013, in collaboration with the government of Colombia and with the objective of providing affordable housing to low-income people, we started to serve as a general contractor in the Vivienda project, a project which involves the construction of approximately 5,745 homes in six different provinces consisting of houses and apartment buildings as well as public services such as water, sewage and electricity.

Enhance our Carbon Strategy. Climate change poses significant challenges to our society, and we are committed to applying our skills and, technologies to contribute to the development of a low-carbon economy. We have been successful in increasing alternative fuel substitution rates to 27.7% in 2014, well on track to meet our ambitious target of 35% substitution rate by 2020. CEMEX has been working for more than a decade in the identification, documentation and registry of different projects that mitigate carbon emissions beyond the business-as-usual scenario.

During 2014, CEMEX obtained the registry for two additional projects under the Verified Carbon Standard program (“VCS”). These are alternative fuels initiatives for our Brooksville South and Demopolis cement plants in the United States. The proposed activities are expected to reduce emissions of anthropogenic CO2 from the combustion emissions from fossil fuels displaced in the cement plants. These projects are also expected to prevent methane emissions from the disposal or uncontrolled burning of materials such as wood, refuse-derived fuel (RDF), agricultural residues and others. As of March 31, 2015, CEMEX has achieved the approval for 23 CO2 offset projects registered either under the Clean Development Mechanism (“CDM”) or the VCS representing a total reduction potential of almost 3 million tons of CO2 per year.

For the third consecutive year, we have been recognized by the Carbon Disclosure Project as one of the leading companies in Latin America for climate change data disclosure. CEMEX continues to strive its efforts on expanding its renewable energy sources and in 2014, added two wind projects at its Victorville cement plant in California with a total capacity of 6.2 megawatts of energy. The turbines will produce energy equivalent to powering approximately 550 American homes annually and prevent 4,300 tons of CO2 emissions each year.

Environmental and Biodiversity Management. We have a set of global initiatives that include: monitoring and controlling air emissions from our facilities; managing land and conserving biodiversity within and around our sites; minimizing disturbances, such as noise, vibration and traffic from the locations in which we operate; optimizing water use; and reducing and recycling waste. In 2014, our overall clinker factor (the ratio of clinker content to total cement production) was reduced by approximately 8 ppt when compared to our baseline year of 1990.

In 2014, we continued our work to develop quarry rehabilitation plans for our active cement and aggregates quarries. We also continued taking action to enhance the biodiversity of our quarries in areas with significant natural value, and started new BAP projects in key quarries located in areas of high biodiversity value. Also during 2014, we continued working with the International Union for Conservation of Nature and implemented the methodology that we jointly developed last year, in order to improve our water management and to better address the water risks facing our business. The methodology was rolled out to all businesses and countries in which we operate. We also launched our corporate water policy, which defines our global strategy for responsible water management and acts as a framework for the development of local water conservation and efficiency strategies across our operations worldwide.

Strengthen Communities. Bringing together economic, educational and human resources, we are creating innovative solutions to social challenges and more sustainable communities. We strive to identify the needs and concerns of the communities where we operate and collaborate with such communities to address them. By leveraging our strengths and experience, we work with communities to jointly develop project proposals that are relevant to each community. Patrimonio Hoy is our flagship community initiative that helps low-income families realize their dream of home ownership. Combining the global presence of CEMEX distribution with the power of microcredit, the program offers families financial and technical assistance in the construction of their homes. With more than 100 offices in Latin America, during 2014 we reached more than 44,180 families, bringing the accumulated total to approximately 470,749 since 1998. In 2014, we built approximately 377,211 square meters of living space, resulting in a total of approximately 3.69 million square meters since 1998.

In 2014, we added 12 new Productive Centers for Self-Employment in Mexico, 5 in Colombia, 3 in Costa Rica and 1 in Nicaragua. In total we have reached 105 of such centers by the end of 2014. In 2012, CEMEX also became a founding partner of New Employment Opportunities, an initiative to prepare young people, particularly disadvantaged ones, for entry level jobs in Latin America and the Caribbean. Other founding partners include the Multilateral Investment Fund, the Inter-American Development Bank, the International Youth Foundation, Caterpillar and Microsoft, among others. In 2013, a strategic implementation plan was developed, and in December 2013, the MIF Donors Committee authorized the corresponding funding to begin its implementation during 2014. As a result of its Inclusive Businesses Assisted Self Construction Program (Programa Integral de

Autoconstrucción Asistida) and Patrimonio Hoy, CEMEX is part of the United Nations Business Call to Action initiative which aims to accelerate meeting the Millennium Development Goals set by the UN, such as eradicating extreme poverty and hunger, promoting gender equality and empowerment of women and reducing mortality among children, among others.

Partnership with Key Stakeholders. We continuously interact with a wide variety of stakeholders to discuss and address society’s pressing needs. Within our sustainability model, we have defined four core stakeholder groups: our people, our neighbors, our business partners and our world. Beyond this, we actively engage with our sustainability reporting advisory panel. As of December 31, 2014, 98% of our operations had community engagement plans and around 67% of our operations had employee volunteering programs. CEMEX is part of the Sustainability Index of the Mexican Stock Exchange and we have been included in the United Nations Global Compact “Global Compact 100” Index. We are the only Mexican-based company in such index and the only amongst our top competitors.

We have also continued to leverage our knowledge and resources and promote our sustainability priorities and vision through strategic global partnerships and memberships with recognized global and local organizations, such as the Clinton Initiative, National Geographic, MIT Concrete Sustainability Hub, The Cement Sustainability Initiative from the World Business Council for Sustainable Development, among others.

Health and Safety. In 2012, CEMEX began implementing a new Global Health and Safety Management System to bring alignment and structure to health and safety activities while empowering certain leading management within CEMEX to choose solutions that work best locally. We find that leadership driven initiatives are having a positive impact on our health and safety performance with most countries seeing significant improvement in most of their key performance indicators. LEGACY, our health and safety leadership training course is provided on a regular basis for managers at all levels. In 2014, our employee Lost-Time Injury rate (per million hours worked) decreased to 1.2 in 2014, a 33% reduction compared to 2013; and the CEMEX Total Recordable Injury Frequency Rate decreased by 5.6% when compared to 2013. In 2014, however, the Sickness Absence Rate for CEMEX remained the same at 2.2 and, while no levels of fatalities are acceptable, the combined number of employee, contractor and third-party fatalities in connection with CEMEX activities increased by 29% compared to 2013.

All of our operations have implemented a Health and Safety Management System. To complement these systems, we continue to promote the CEMEX Health Essentials, which provides managers in all business units with practical and easy-to-use materials on 12 key topics including heart and back health, stress management and nutrition.

The following table sets forth our performance indicators with respect to safety by geographic location for the year ended December 31, 2014:

	Mexico	United States	Northern Europe	The Mediterranean	SAC	Asia	Total CEMEX
Total fatalities, employees, contractors and other third parties (#)	15	2	1	2	5	2	27
Fatalities employees (#)	1	0	0	0	3	0	4
Fatality rate employees(1)	0.4	0	0	0	4.4	0	0.7
Lost-Time injuries (LTI), employees (#)	37	47	11	11	19	0	124
Lost-Time injuries (LTI), contractors (#)	29	3	11	8	16	1	69
Lost-Time injury (LTI) frequency rate, employees per million hours worked	1.6	2.2	0.5	1.4	1.2	0.0	1.2

(1)	Incidents per 10,000 people in a year.

In addition, at a meeting of CEMEX, S.A.B. de C.V.’s Board of Directors held on September 25, 2014, CEMEX, S.A.B. de C.V.’s directors approved the creation of a sustainability committee. CEMEX, S.A.B. de C.V.’s sustainability committee is responsible for: (i) ensuring sustainable development in CEMEX’s strategy; (ii) supporting CEMEX, S.A.B. de C.V.’s Board of Directors in fulfilling its responsibility to shareholders regarding sustainable growth; (iii) evaluating the effectiveness of sustainability programs and initiatives; (iv) proving assistance to CEMEX’s Chief Executive Officer and senior management team regarding the strategic direction on sustainability; and (v) endorse a model of sustainability, priorities and key indicators. The current members of CEMEX, S.A.B. de C.V.’s sustainability committee are: Armando J. García Segovia, who acts as its president, Ian Christian Armstrong Zambrano; and Roberto Luis Zambrano Villarreal.

Operating Model. As a global company, we recognize the value of developing common practices to improve the way we operate around the world. We replicate best practices from across CEMEX, apply them, and leverage our internal knowledge. We have created internal networks that operate globally which define specific policies and goals that directly impact our results. In general, we leverage our knowledge and scale to establish best practices and common processes worldwide which we expect will allow us to operate our business more effectively and obtain the best use of our assets.

Values. As part of our overall values, we intend to (i) ensure safety by making health and safety one of our top priorities; (ii) focus on our customers by providing them with valuable business solutions that meet their needs; (iii) pursue excellence by expecting to achieve high industry standards in our overall performance; (iv) act as one CEMEX by leveraging our global knowledge to our local markets; and (v) act with integrity by complying with our Code of Ethics.

Our Priorities

Among our current top priorities is the health and safety of our employees, contractors, suppliers and the public; our return to being investment grade; customer centricity; and becoming a global CEMEX.

Health and Safety. All of our operations have a Health and Safety Management System implemented. To complement these systems, we continue to promote the CEMEX Health Essentials, which provides managers in all business units with practical and easy-to-use materials on 12 key topics including heart and back health, stress management and nutrition.

Regain our Investment Grade. In light of the global economic environment and our substantial amount of indebtedness, we have been focusing, and expect to continue to focus, on optimizing our operations by growing our market positions and our core business and implementing our pricing policies, on strengthening our capital structure and regaining financial flexibility through reducing our debt and cost of debt, improving cash flow generation and extending maturities.

We plan to maintain and grow our market positions in cement, ready- mix concrete, and aggregates by being one of the most customer-centric companies in the industry. We also expect to implement pricing initiatives for our products and receive compensation through fees for the services we provide that should allow us to improve our overall profits. We anticipate advocating and promoting the increased usage of cementitious based products, to grow our aggregate footprint and replace our aggregate reserves in a manner, which ensures the sustainability of our business, and to operate in the most capital and cost-efficient manner possible.

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

This ongoing effort to regain our investment grade credit ratings has included the following key strategic initiatives:

Global Refinancing. On August 14, 2009, we entered into the 2009 Financing Agreement, which extended the maturities of approximately U.S.$15 billion in syndicated and bilateral bank facilities and private placement obligations and had a final principal payment date of February 14, 2014. On September 17, 2012, we successfully completed the Refinancing Transaction, whereby we refinanced a substantial portion of the remaining outstanding amounts under the 2009 Financing Agreement by entering into (a) the Amendment and Restatement Agreement and (b) the Facilities Agreement. Upon consummation of the Refinancing Transaction, creditors under the Facilities Agreement received (i) approximately U.S.$6.155 billion in aggregate principal amount of new loans and new private placement notes and (ii) U.S.$500 million aggregate principal amount of the June 2018 U.S. Dollar Notes, leaving approximately U.S.$525 million aggregate principal amount of loans and private placement notes outstanding under the 2009 Financing Agreement. Subsequently, we applied the proceeds of the October 2022 U.S. Dollar Notes to make a prepayment on the Facilities Agreement, and we applied the proceeds of the CEMEX Latam Offering to make a prepayment on the 2009 Financing Agreement and the Facilities Agreement. On March 25, 2013, we used approximately U.S.$55 million of the net proceeds from the offering of the March 2019 U.S. Dollar Notes to repay in full the remaining indebtedness under the 2009 Financing Agreement. On September 29, 2014, we entered into the Credit Agreement, and used the net proceeds therefrom to partially prepay the Facilities Agreement and other debt. As of December 31, 2014, we had repaid the 2009 Financing Agreement in full and had reduced the aggregate principal amount of loans and private placement notes outstanding under the Facilities Agreement to U.S.$1.98 billion, all of which matures on February 14, 2017. Maintaining market terms and achieving an appropriate size, tenor and pricing for our overall corporate financing facilities is an ongoing objective of ours. Consistent with this objective, we maintain an ongoing dialogue with our creditors regarding refinancing alternatives for our upcoming maturities.

From June 2009 through December 31, 2014, we reduced total debt plus Perpetual Debentures by approximately U.S.$5.8 billion.

Asset Divestitures, Asset Swaps or Mergers. We have continued a process to divest assets in order to reduce our debt and streamline operations, taking into account our cash liquidity needs and prevailing economic conditions and their impact on the value of the asset or business unit being divested. For the year ended December 31, 2014, we sold assets for approximately U.S.$243 million. We still expect to sell assets for an aggregate amount that may range between approximately U.S.$1,000 million and up to approximately U.S.$1,500 million by mid to late 2016, swap certain assets to streamline our operations, or enter into mergers, if we deem it necessary.

Global Cost-Reduction and Pricing Initiatives. In response to decreased demand in most of our markets as a result of the global economic recession, in 2008 we identified and began implementing global cost-reduction initiatives intended to reduce our annual cost structure to a level consistent with the decline in demand for our products. Such global cost-reduction initiatives encompass different undertakings, including headcount reductions, capacity closures across the cement value chain and a general reduction in global administrative, selling and distribution expenses. During the first half of 2011, CEMEX launched a company-wide program aimed at enhancing competitiveness, providing a more agile and flexible organizational structure and supporting an increased focus on the company’s markets and customers. For the year ended December 31, 2014, we reached our target of U.S.$400 million in annualized cost savings through the implementation of this program, which contemplated an improvement in underperforming operations, a reduction in selling, general and administrative costs and the optimization of the company’s organizational structure.

In connection with the implementation of our cost-reduction initiatives, and as part of our ongoing efforts to eliminate redundancies at all levels and streamline corporate structures to increase our efficiency and reduce administrative, selling and distribution expenses, we have reduced our global headcount by approximately 22%, from 56,791 employees as of December 31, 2008 to 44,241 employees as of December 31, 2014. Both figures exclude personnel from our operations in Australia sold in October 2009 and our operations in Venezuela, which were expropriated in 2008, but do not give effect to any other divestitures.

Also as part of these initiatives, since 2009, we have temporarily shut down (some for a period of at least two months) several cement production lines in order to rationalize the use of our assets and reduce the accumulation of our inventories. We have also announced the permanent closure of some of our cement plants, such as our Davenport cement plant located in northern California in 2010. Similar actions were taken in our ready-mix concrete and aggregates businesses. Such rationalizations included, among others, our operations in Mexico, the United States, Spain and the United Kingdom. Furthermore, during 2014, we achieved energy cost-savings by actively managing our energy contracting and sourcing, and by increasing our use of alternative fuels. We believe that these cost-saving measures better position us to quickly adapt to potential increases in demand and thereby benefit from the operating leverage we have built into our cost structure.

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

Optimizing Capital Expenditures. In light of weak demand for our products throughout a considerable part of our markets, we reduced capital expenditures related to maintenance and expansion of our operations to approximately U.S.$468 million during 2011, from approximately U.S.$555 million during 2010 and approximately U.S.$636 million during 2009 (in each case excluding acquisitions and capital leases). These reductions in capital expenditures were in response to weak demand for our products has were implemented to maximize our free cash flow generation available for debt service and debt reduction, consistent with our ongoing efforts to strengthen our capital structure, improve our conversion of operating EBITDA to free cash flow and regain our financial flexibility. During 2014 and 2013, while still optimizing our maintenance and expansion capital expenditures and as a result of a higher demand for our products in certain markets in which we operate, we increased capital expenditures related to maintenance and expansion of our operations to approximately U.S.$689 million and U.S.$606 million, respectively, from approximately U.S.$609 million in

2012. Pursuant to the Facilities Agreement and the Credit Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$1 billion (excluding certain capital expenditures, and joint venture investments and acquisitions by CEMEX Latam and its subsidiaries, which capital expenditures, joint ventures investments and acquisitions at any time then incurred are subject to a separate aggregate limit of U.S.$500 million (or its equivalent)) until the debt under the Facilities Agreement and the Credit Agreement has been repaid in full. We believe that these restrictions on capital expenditures do not diminish our world-class operating and quality standards and we may opportunistically increase capital expenditures in some of the markets in which we operate, if necessary, to take advantage of improved market conditions.

Customer Centricity. We expect to maintain and grow our market positions in cement, ready-mix concrete and aggregates as well as vertical integration of these businesses, by being one of the most customer-centric competitors in the construction materials industry.

Global CEMEX. We plan to promote globally in our operations what we do well in our local operations by replicating locally best practices from our other global operations.

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

There are two primary processes used to manufacture cement: the dry process and the wet process. The dry process is more fuel efficient. As of December 31, 2014, 53 of our 55 operative production plants used the dry process and two used the wet process. Our operative production plants that use the wet process are located in Nicaragua and the United Kingdom. In the wet process, the raw materials are mixed with water to form slurry, which is fed into a kiln. Fuel costs are greater in the wet process than in the dry process because the water that is added to the raw materials to form slurry must be evaporated during the clinker manufacturing process. In the dry process, the addition of water and the formation of slurry are eliminated, and clinker is formed by calcining the dry raw materials. In the most modern application of this dry process technology, the raw materials are first blended in a homogenizing silo and processed through a pre-heater tower that utilizes exhaust heat generated by the kiln to pre-calcine the raw materials before they are calcined to produce clinker.

Clinker and gypsum are fed in pre-established proportions into a cement grinding mill where they are ground into an extremely fine powder to produce finished cement. We primarily cover our gypsum needs from third parties; however, we also operate gypsum quarries in the United States, Spain, Dominican Republic and Egypt. Our main types of cement include the following:

Gray Ordinary Portland Cement: Our Gray Ordinary Portland Cement is a high-quality, cost-effective building material, mainly composed of clinker, that meets applicable chemical and physical requirements and is widely used in all construction segments: residential, commercial, industrial, and public infrastructure.

White Portland Cement: CEMEX is one of the world’s largest producers of White Portland Cement. We manufacture this type of cement with limestone, low iron content kaolin clay, and gypsum. Customers use our White Portland Cement in architectural works requiring great brightness and artistic finishes, to create mosaics and artificial granite, and for sculptural casts and other applications where white prevails.

Masonry or Mortar: Masonry or mortar is a Portland cement that we mix with finely ground inert matter (limestone). Our customers use this type of cement for multiple purposes, including concrete blocks, templates, road surfaces, finishes, and brick work.

Oil-well Cement: Our oil-well cement is a specially designed variety of hydraulic cement produced with gray portland clinker. It usually forges slowly and is manageable at high temperatures and pressures. Produced in classes from A to H and J, our oil-well cement is applicable for different depth, chemical aggression, or pressure levels.

Blended Cement: Blended hydraulic cements are produced by inter-grinding or blending Portland cement and supplementary cementitious materials or SCM such as ground granulated blast furnace slag, fly ash, silica fume, calcined clay, hydrated lime, and other pozzolans. The use of blended cements in ready-mix concrete reduces mixing water and bleeding, improves workability and finishing, inhibits sulfate attack and the alkali-aggregate reaction, and reduces the heat of hydration. CEMEX offers an array of blended cements which have a lower CO2 footprint resulting from their lower clinker content due to the addition of supplementary cementitious materials. The use of blended cements reinforces our strong dedication to sustainable practices and furthers our objective of offering an increasing range of more sustainable products.

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

We develop solutions based on the thorough knowledge and application of ready-mix concrete technology. Leveraging years of experience, a global pool of knowledge, and state-of-the-art expertise about the different ready-mix concrete constituents and their interaction, we offer our customers tailor-designed concrete. CEMEX ready-mix concrete technologists are able to modify the properties of concrete through the use of innovative chemical admixtures, combined with the proper proportions of the various concrete constituents. For example, depending on the type of application and jobsite requirements, we can design ready-mix concrete that is more fluid, stronger, develops strength faster, and also retains workability longer. Through the development of chemical admixtures solutions, our researchers design special concretes that fulfill the construction industry’s increasingly demanding performance requirements. For example, in the United States, we supplied structural concrete on two state-of-the-art transit systems in the Northern California Bay Area. CEMEX offers a special ready-mix concrete portfolio, comprised of such products as ultra-rapid hardening concrete, crack-resistant/low shrinkage concrete, self-consolidating concrete (SCC), architectural concrete, pervious concrete, and a number of others.

We continuously work to improve the properties of ready-mix concrete that make it a key component of sustainable construction: durability, resistance to aggressive environments, light reflection, and capacity to store energy, among others. We also constantly work to develop innovative solutions that advance the sustainability of structures made with ready-mix concrete. This way, our customers can design sustainable buildings that can take advantage of the benefits of concrete in a wide range of applications. We offer engineered concrete for Harbors and Bridges with a special design of high performance concrete that combines durability and low maintenance with resistance to aggressive environments, and for industrial applications which consists of concrete with high acid resistance which is robust and durable for such uses as cooling towers; we also offer concrete for building and housing used for structures such as self-compacting concrete that improves the strength and durability of building structures, while reducing energy use and noise due to concrete vibration, and envelope concrete such as structural lightweight concrete or insulating concrete forms which offers insulation solutions to improve energy efficiency in buildings, and concrete for building design that takes advantage of concrete’s capacity to store energy—its thermal mass—minimizing temperature fluctuations in a building over the course of the day, reducing the need for additional heating and cooling; we also offer ready-mix concrete for water and wastewater management and for roads and pavements.

Among the types of ready-mix concrete we offer our clients we have Standard Ready-Mix Concrete, Architectural and Decorative Concrete, Rapid-setting Concrete, Fiber-reinforced Concrete, Fluid-fill Concrete, Roller-compacted Concrete, Self-consolidating Concrete (SCC), Pervious Concrete and Antibacterial Concrete.

Aggregates

We are one of the world’s largest suppliers of aggregates: primarily the crushed stone, sand and gravel, used in virtually all forms of construction. Our customers use our aggregates for a wide array of applications: as a key component in the construction and maintenance of highways, walkways, parking lots, airport runways, and railways; for drainage, water filtration, purification, and erosion control; as fill material; for sand traps on golf courses, beaches, playing field surfaces, horse racing tracks, and related applications; and to build bridges, homes, and schools.

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

Aggregates are an indispensable ingredient in ready-mix concrete, asphalt, and mortar. Accounting for approximately 60% to 75% of ready-mix concrete’s volume, aggregates strongly influence concrete’s freshly mixed and hardened properties. Aggregates not only increase concrete’s strength, but also can make the mix more compact, enabling applications such as weatherproofing and heat retention. They can further contribute to concrete’s aesthetic qualities. For example, sand gives surface treatments their brightness.

Among the types of aggregates we offer our clients we have Crushed Stone and Manufactured Sand, Gravel, Sand and Recycled Concrete.

Related Products

We rely on our close relationship with our customers to offer them complementary products for their construction needs, which mainly include the following:

Asphalt

We offer a wide range of cost effective, high performance asphalt products, from our standard hot mix asphalt, which is made by combining crushed stone with liquid asphalt cement, to highly technical products that can be used on major highway systems, driveways, commercial parking lots, or rural country roads. Designed for consistency and reliability, our asphalt products are designed to withstand different weight loads, traffic volumes, and weather conditions.

Concrete block

Standard concrete block, sometimes referred to as gray block, concrete masonry unit , or cinder block, is one of the most practical and long-lasting materials used in building. Its strength, durability, and versatility, including its energy efficiency, excellent fire and high wind resistance, and noise insulation, make concrete block a compelling alternative to many other building materials.

Roof tiles

We offer a comprehensive range of concrete roof tiles and fittings, designed to meet the requirements of most roofing applications. Available in a wide selection of sizes, shapes, and colors, our roof tiles serve residential and commercial needs.

Architectural products

Our high-end architectural concrete products offer a range of styles for different building or landscaping projects. Specialty rock products, as well as architectural block, in an array of colors, sizes, and textures, take our customers’ design to a new level. Block paving solutions and decorative paving provide an ideal range of applications for any hard landscaping project.

Pipe

We design and manufacture standard and special concrete pipe for various applications such as storm and sanitary sewers. Offered in diverse types, sizes, and lengths, our pipe products meet or exceed applicable standards and customer requirements throughout our different operations.

Other precast products

Among our other precast products, we offer rail products, concrete floors, box culverts, bridges, drainage basins, barriers, and parking curbs.

In selected markets, we further complement our commercial offer with admixtures, gypsum, and cementitious materials such as fly ash and blast furnace slag.

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

Aggregates and other raw materials for our own production processes are obtained mainly from our own sources. However, we may cover our aggregates and other raw material needs through the supply from third-parties. For the year ended December 31, 2014, approximately 16% of our total raw material needs were supplied by third-parties.

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

Our reserve estimates are prepared by CEMEX’s engineers and geologists and are subject to annual review by our corporate staff jointly with the regional technical managers associated to our business units. On specific circumstances we have used the services of third-party geologists and/or engineers to validate our own estimates. Over the three-year period ended December 31, 2014, we have employed third-parties to review (i) our cement raw materials reserves estimates in Mexico, Colombia, Nicaragua, Costa Rica, the United Kingdom, Germany, Latvia and Spain, and (ii) our aggregates reserves estimates in France, Poland, Austria, the Czech Republic, Hungary, the United Kingdom, Germany, Ireland and Mexico.

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

During 2014, our total quarry material production was approximately 200 million tons, of which approximately 40% was used for own consumption to produce cement, ready-mix concrete, and/or other products which are later sold to the public and the remaining 60% was directly sold to customers.

Our estimates distinguish between owned and leased reserves, the later determined over the term of the lease contract, and include only those permitted reserves which are proven and probable. As of December 31, 2014, the total surface of property in our quarries operations (including cement raw materials quarries and aggregates quarries), was approximately 105,580 hectares, of which approximately 75% was owned by us and approximately 25% was managed through lease contracts.

As of December 31, 2014, we operated 163 cement raw materials quarries across our global operations, serving our facilities dedicated to cement production, which are located at or near the cement plant facilities. We estimate that our proven and probable cement raw material reserves, on a consolidated basis, have an average remaining life of approximately 71 years, assuming 2010-2014 average annual cement production (last five years average production).

The table set forth below presents our total permitted proven and probable cement raw materials reserves by geographic segment and material type extracted or produced in our cement raw materials quarries operations.

Location	Mineral	Number of quarries	Property Surface (hectares)		Reserves (Million tons)		Total	Years to depletion	2014 Annualized Production	5 years Aver. Annualized Production	Own Use
			Owned	Leased	Proven	Probable
Mexico(1)	Limestone	18	8,920	24	1,215	491	1,706	83	20.6	20.6	75%
	Clay	16	8,445	—	136	155	291	79	3.5	3.7	100%
	Others	15	1,729	150	8	23	31	94	0.3	0.3	100%

United States(2)	Limestone	13	17,577	—	556	282	838	90	14.1	12.7	0%
	Clay	2	132	7	23	—	23	67	0.4	0.3	0%
	Others	0	—	—	—	—	—	0	0.0	0.0	0%

Northern Europe
United Kingdom	Limestone	3	681	107	133	43	176	40	1.8	2.0	100%
	Clay	2	98	—	15	19	34	60	0.5	0.6	100%
	Others	0	—	—	—	—	—	0	0.0	0.0	0%
Germany	Limestone	1	298	—	8	107	115	42	2.8	2.9	87%
	Clay	0	—	—	—	—	—	0	0.0	0.0	0%
	Others	0	—	—	—	—	—	0	0.0	0.0	0%
Rest of Northern Europe	Limestone	3	733	—	89	45	134	29	4.5	4.6	96%
	Clay	1	70	—	10	2	13	31	0.3	0.4	100%
	Others	0	—	—	—	—	—	0	0.0	0.0	0%
The Mediterranean Spain	Limestone	11	651	117	267	131	398	58	4.3	6.7	100%
	Clay	6	64	72	14	5	19	35	0.5	0.8	62%
	Others	2	102	9	1	14	15	0	0.0	0.0	0%
Egypt	Limestone	2	—	152	301	—	301	50	5.7	5.8	100%
	Clay	4	—	415	80	—	80	73	1.5	1.5	100%
	Others	5	—	23	2	—	2	12	0.1	0.2	100%
Rest of Mediterreanean	Limestone	2	202	—	26	—	26	13	2.2	2.1	100%
	Clay	0	—	—	—	—	—	0	0.0	0.0	0%
	Others	0	—	—	—	—	—	0	0.0	0.0	0%

SAC
Colombia	Limestone	13	3,026	1,751	98	491	590	145	4.0	4.7	95%
	Clay	2	183	—	2	—	2	13	0.0	0.2	100%
	Others	0	—	—	—	—	—	0	0.0	0.0	0%
Rest of SAC	Limestone	19	906	221	293	473	766	165	4.3	4.6	92%
	Clay	8	540	60	56	36	92	134	0.7	0.7	94%
	Others	2	27	1,543	16	50	66	394	0.1	0.2	50%

Asia
Philippines	Limestone	4	135	—	22	82	104	125	5.2	4.6	100%
	Clay	3	37	—	0	3	3	23	0.1	0.1	100%
	Others	5	76	9	5	4	10	12	0.6	0.8	100%
Rest of Asia	Limestone	1	—	—	3	5	8	8	0.9	1.0	0%
	Clay	0	—	—	—	—	—	0	0.0	0.0	0%
	Others	0	—	—	—	—	—	0	0.0	0.0	0%

CEMEX
Consolidated	Limestone	90	33,128	2,372	3,011	2,150	5,161	71	70.3	72.33	67%
	Clay	44	9,567	554	336	220	556	67	7.4	8.33	92%
	Others	29	1,934	1,734	33	91	93	62	1.2	1.50	94%

	Totals	163	44,629	4,660	3,379	2,462	5,810	71	78.9	82.2

(1)	Our cement raw materials operations in Mexico include 3 limestone quarries that also produce hard rock aggregates.
(2)	Our cement raw materials operations in the U.S. include 1 limestone quarry that also produces hard rock aggregates.

As of December 31, 2014, we operated 414 aggregates quarries across our global operations dedicated to serving our ready-mix and aggregates businesses. We estimate that our proven and probable aggregates reserves, on a consolidated basis, have an average remaining life of 45 years, assuming 2010-2014 average production (last five years average aggregates production).

The table set forth below, present our total permitted proven and probable aggregates reserves by geographic segment and material type extracted or produced in our aggregates quarries operations.

Location	Mineral	Number of quarries	Property Surface (hectares)		Reserves (Million tons)		Total	Years to depletion	2014 Annualized Production	5 years Aver. Annualized Production	Own Use
			Owned	Leased	Proven	Probable
Mexico(1)	Hardrock	8	661	54	222	168	390	72	5.8	5.4	0%
	Sand & Gravel	1	—	—	0	1	1	5	0.2	0.2	0%
	Others	9	128	239	31	65	95	21	5.1	4.5	0%

United States(2)	Hardrock	22	14,805	3,694	478	244	722	37	21.4	19.8	0%
	Sand & Gravel	81	7,651	9,282	570	93	663	35	18.7	18.9	0%
	Others	5	276	473	13	7	20	54	0.3	0.4	0%

Northern Europe
United Kingdom	Hardrock	8	330	756	391	—	391	63	6.8	6.2	50%
	Sand & Gravel	65	3,167	1,672	62	151	213	32	6.4	6.6	46%
	Others	14	240	284	107	—	107	27	3.8	4.0	46%
Germany	Hardrock	1	22	11	7	18	25	88	0.3	0.3	0%
	Sand & Gravel	29	1,583	554	57	90	147	18	8.0	8.1	0%
	Others	1	—	228	8	17	24	19	1.3	1.3	0%
France	Hardrock	9	119	338	108	4	111	0	3.6	0.0	0%
	Sand & Gravel	32	1,035	1,274	150	35	185	0	6.6	0.0	0%
	Others	0	—	—	—	—	—	0	0.0	0.0	0%
Rest of Northern Europe	Hardrock	9	5	678	51	20	71	32	2.4	2.2	2%
	Sand & Gravel	32	1,424	893	109	23	132	13	11.7	10.1	23%
	Others	17	168	129	34	83	117	38	2.8	3.1	9%

The Mediterranean
Spain	Hardrock	20	543	231	257	236	493	295	0.8	1.7	56%
	Sand & Gravel	4	504	162	55	1	55	77	0.2	0.7	49%
	Others	1	—	48	1	2	3	0	—	0.0	0%
Egypt	Hardrock	0	—	—	—	—	—	0	0.0	0.0	0%
	Sand & Gravel	0	—	—	—	—	—	0	0.0	0.0	0%
	Others	2	—	2	0	2	2	6	0.4	0.4	100%
Rest of the Mediterranean	Hardrock	8	322	93	30	119	149	14	11.1	10.6	53%
	Sand & Gravel	1	—	29	2	—	2	6	0.3	0.3	32%
	Others	0	—	—	—	—	—	0	0.0	0.0	0%

SAC
Colombia	Hardrock	8	661	54	222	168	390	0	0.0	0.0	0%
	Sand & Gravel	6	613	—	22	6	28	17	1.1	1.7	100%
	Others	0	—	113	—	—	—	0	0.0	0.0	0%
Rest of SAC	Hardrock	8	561	54	62	38	100	382	0.2	0.3	0%
	Sand & Gravel	0	—	—	—	—	—	0	0.0	0.0	0%
	Others	11	41	113	28	188	216	117	0.8	1.9	47%

Asia
Rest of Asia	Hardrock	2	—	69	57	27	83	100	0.9	0.8	11%
	Sand & Gravel	0	—	—	—	—	—	0	0.0	0.0	0%
	Others	0	—	—	—	—	—	0	0.0	0.0	0%

CEMEX Consolidated	Hardrock	103	18,028	6,031	1,884	1,042	2,926	62	53.3	47.3	19%
	Sand & Gravel	251	15,978	13,885	1,027	398	1,425	31	53.2	46.6	13%
	Others	60	854	1,515	222	364	586	38	14.6	15.5	19%

	Totals	414	34,860	21,432	3,133	1,804	4,937	45	121.1	109.3

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

As of December 31, 2014, we did not depend on any of our existing customers to conduct our business and the loss of any of our existing customers individually would not have a material adverse effect on our financial condition or results of operations. For the period ended December 31, 2014, none of our customers represented more than 10% of our consolidated net sales.

Our Corporate Structure

CEMEX, S.A.B. de C.V. is an operating and also a holding company, and in general CEMEX operates its business through subsidiaries that, in turn, hold interests in CEMEX’s cement and ready-mix concrete operating companies, as well as other businesses. The following chart summarizes CEMEX’s corporate structure as of December 31, 2014. The chart also shows, for each company, CEMEX’s approximate direct or indirect percentage equity ownership or economic interest. The chart has been simplified to show only some of CEMEX’s major holding companies and/or operating companies in the main countries in which CEMEX operates and does not include all of CEMEX’s intermediary holding companies and all CEMEX’s operating subsidiaries.

Cemex, S.A.B. de C.V. (Mexico)
Cemex México, S.A. de C.V. (Mexico) 100% (1)
Empresas Tolteca de México, S.A. de C.V. (Mexico) 100%
Cemex Operaciones México, S.A. de C.V. (Mexico) 100% (2)
CxNetworks N.V. (Netherlands) 100% (18)
New Sunward Holding B.V. (Netherlands) 100% (3)(4)
New Sunward Holding Financial Ventures B.V. (Netherlands) 100%
CEMEX España, S.A. (Spain) 99.9% (5) (6)
CEMEX France Gestion (S.A.S.) (France) 100%
RMC Holdings B.V. (Netherlands) 100% (17)
CEMEX UK (United Kingdom) 100% (7)
CEMEX Investments Limited (United Kingdom) 100%
Readymix Limited (Ireland) 100% (21)
CEMEX Deutschland AG (Germany) 100%
CEMEX Holdings (Israel) Limited (Israel) 100%
UAE (United Arab Emirates) 49% (11)
CEMEX Austria AG (Austria) 100%
CEMEX Hungária Kft (Hungary) 100%
CEMEX Polska sp. Z.o.o (Poland) 100%
CEMEX SIA (Latvia) 100%
CEMEX Hrvatska d.d. (Croatia) 100% (13)
CEMEX Czech Republic, s.r.o. (Czech Rep.) 100%
Readymix Argentina, S.A. (Argentina) 100%
AB Akmenes cementas (Lithuania) 38% (14)
CEMEX Jamaica (Jamaica) 100%
CEMEX AS (Norway) 100% (8)
Cemex Holdings (Malaysia) Sdn Bhd (Malaysia) 100%
Assiut Cement Company (Egypt) 95.8%
CEMEX de Puerto Rico, Inc. (Puerto Rico) 100%
CEMEX Dominicana, S.A. (Dominican Republic) 100%
CEMEX España Operaciones, S.L.U. (Spain) 100%
CEMEX Asia Holdings, Ltd. (Singapore) 100%
Solid Cement Corp. (Philippines) 100% (9)
APO Cement Corporation (Philippines) 100% (10)
CEMEX (Thailand) Co. Ltd. (Thailand) 100% (10)
CEMEX Corp. (United States) 100%
CEMEX, Inc. (United States) 100%
CEMEX Materials LLC. (United States) 100%
CEMEX Latam Holdings, S.A. (Spain) 73.35% (15)
Cimento Vencemos Do Amazonas, Ltda. (Brazil) 100%
Cemento Bayano, S.A. (Panama) 99.5% (20)
GUATEMALA (Guatemala) 100% (16)
CEMEX El Salvador, S.A. (El Salvador) 100%
CEMEX Colombia, S.A. (Colombia) 99.7% (19)
CEMEX (Costa Rica), S.A. (Costa Rica) 99.1%
CEMEX Nicaragua, S.A. (Nicaragua) 100% (12)

(1)	Includes an approximately 99.87% interest pledged or transferred to a trustee under a security trust as part of the Collateral under the Credit Agreement, the Facilities Agreement and the Senior Secured Notes.
(2)	Includes an approximately 99.99% interest pledged as part of the Collateral. On December 1, 2013, Mexcement Holdings, S.A. de C.V. and Corporación Gouda, S.A. de C.V. were merged into and absorbed by Centro Distribuidor de Cemento, S.A. de C.V. On December 3, 2013 Centro Distribuidor de Cemento, S.A. de C.V. changed its legal name to CEMEX Operaciones México, S.A. de C.V.
(3)	All the shares of New Sunward are pledged as part of the Collateral.
(4)	CEMEX, S.A.B. de C.V. and CEMEX Operaciones México indirectly hold 100% of New Sunward through other intermediate subsidiaries.
(5)	Includes New Sunward’s and CEMEX, S.A.B. de C.V.’s interest, and shares held in CEMEX España’s treasury.
(6)	Includes an approximately 99.63% interest pledged as part of the Collateral.
(7)	Includes CEMEX España’s 69.39% interest and CEMEX France Gestion (S.A.S.)’s (“CEMEX France) 30.61% interest.
(8)	On March 15, 2011, EMBRA AS changed its legal name to CEMEX AS. CEMEX AS both an operating and the holding company for our operations in Finland, Norway and Sweden.
(9)	Includes CEMEX Asia Holdings Ltd.’s (“Cemex Asia Holdings”) 70% indirect economic interest and 30% indirect equity ownership by CEMEX España.
(10)	Represents CEMEX Asia Holdings’ indirect economic interest.
(11)	Represents our economic interest in three UAE companies, CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC. We own a 49% equity interest in each of these companies, and we have purchased the remaining 51% of the economic benefits through agreements with other shareholders.
(12)	Includes CEMEX (Costa Rica), S.A.’s 98% interest and CEMEX Latam’s 2% indirect interest.
(13)	On December 4, 2009, Dalmacijacement d.d. changed its legal name to CEMEX Hrvatska d.d.
(14)	Represents our 37.84% and 11.76% interest in ordinary and preferred shares, respectively.
(15)	Represents outstanding shares of CEMEX Latam’s capital stock and excludes treasury stock.
(16)	Represents CEMEX Latam’s direct and indirect economic interest in five Guatemalan companies: CEMEX Guatemala, S.A., Global Concrete, S.A., Gestión Integral de Proyectos, S.A., Equipos para uso de Guatemala, S.A., and Cementos de Centroamérica, S.A.
(17)	Includes CEMEX France’s 94.75% interest and CEMEX Investments Limited’s 5.25% interest.
(18)	CxNetworks N.V. is the holding company of the global business and IT consulting entities.
(19)	Represents our 99.75% and 98.94% interest in ordinary and preferred shares, respectively.
(20)	Represents our 99.483% interest in ordinary shares, and excludes: (i) a 0.515% interest held in Cemento Bayano, S.A.’s treasury, and (ii) a 0.002% interest held by third parties.
(21)	On August 29, 2014, we completed the divestment of substantially all of our operating assets in Ireland.

Mexico

Overview. For the year ended December 31, 2014, our operations in Mexico represented approximately 22% of our net sales in Mexican Peso terms before eliminations resulting from consolidation. As of December 31, 2014, our business in Mexico represented approximately 31% of our total installed cement capacity and approximately 15% of our total assets.

As of December 31, 2014, we owned 100% of the outstanding capital stock of CEMEX México. CEMEX México, a direct subsidiary of CEMEX, S.A.B. de C.V., is currently both a holding company for some of our operating companies in Mexico and an operating company involved in the manufacturing and distribution of cement, aggregates, steel, groundstone and other construction materials and cement by-products in Mexico. CEMEX México, indirectly, is also the holding company for substantially all our international operations. CEMEX México, together with its subsidiaries, accounts for a substantial part of the revenues and operating income of our operations in Mexico.

Our Tepeaca cement plant in Puebla, Mexico currently has a production capacity of approximately 3.2 million tons of cement per year. In December 2014, we announced the restart of the Tepeaca cement plant expansion, consisting in the construction of a new kiln, so that its total production capacity reaches approximately 7.6 million tons of cement per year by 2017. We anticipate spending a total of approximately U.S.$650 million on the construction of this new kiln, which includes capital expenditures of approximately U.S.$442 million incurred through the end of 2014. The additional investment will be approximately U.S.$200 million.

In 2001, we launched the Construrama program, a registered brand name for construction material stores. Through the Construrama program, we offer to an exclusive group of our Mexican distributors the opportunity to sell a variety of products under the Construrama brand name, a concept that includes the standardization of stores, image, marketing, products and services. As of December 31, 2014, approximately 782 independent concessionaries with more than 1,110 stores were integrated into the Construrama program, with nationwide coverage.

Industry. The National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), or INEGI, indicated that, as of December, 2014, total construction investment in Mexico increased by 0.5% (based on constant prices, non-seasonally adjusted). The positive performance has been attributed mainly to an increase in the Residential segment. Residential sector increased by 3.0%, while non-residential sectors declined by 1.4%. Public construction investment declined by 8.5% while the private segment increased 4.3%.

Cement in Mexico is sold principally through distributors, with the remaining balance sold through ready-mix concrete producers, manufacturers of pre-cast concrete products and construction contractors. Cement sold through distributors is mixed with aggregates and water by the end user at the construction site to form concrete. Ready-mix concrete producers mix the ingredients in plants and deliver it to local construction sites in mixer trucks, which pour the concrete. Unlike more developed economies, where purchases of cement are concentrated in the commercial and industrial sectors, retail sales of cement through distributors in 2014 accounted for approximately 60% of Mexico’s demand (bagged presentation). Individuals who purchase bags of cement for self-construction and other basic construction needs are a significant component of the retail sector. We estimate that about 40% (bulk mainly Industrial, Construction and Infrastructure Segments) of total demand in Mexico comes from individuals who address their own construction needs. We believe that this large retail sales base is a factor that significantly contributes to the overall performance of the Mexican cement market.

The retail nature of the Mexican cement market also enables us to foster brand loyalty, which distinguishes us from other worldwide producers selling primarily in bulk. We own the registered trademarks for our brands in Mexico, such as “Tolteca,” “Monterrey,” “Maya,” “Anáhuac,” “Campana,” “Gallo,” “Centenario,” “Impercem” and “Tolteca Extra,” “Monterrey Extra,” “Maya Extra,” “Anáhuac Extra,” “Campana Extra,” “Gallo Extra,” and “Centenario Extra.” We believe that these brand names are important in Mexico since cement is principally sold in bags to retail customers who may develop brand loyalty based on differences in quality and service. In addition, we own the registered trademark for the “Construrama” brand name for construction material stores.

Competition. In the early 1970s, the cement industry in Mexico was regionally fragmented. However, for over more than the past 40 years, cement producers in Mexico have increased their production capacity and the Mexican cement industry has consolidated into a national market, thus becoming increasingly competitive. The major cement producers in Mexico are CEMEX; Holcim; Sociedad Cooperativa Cruz Azul, a Mexican operator; Cementos Moctezuma, an associate of Ciments Molins; Grupo Cementos de Chihuahua, S.A.B. de C.V., or Cementos Chihuahua, a Mexican operator, whose holding company is 49% owned by us; and Lafarge Cementos, a subsidiary of Lafarge. During 2013, a new cement producer, Elementia (Cementos Fortaleza), entered the market and in 2014 merged with Lafarge within the Mexican market. The major ready-mix concrete producers in Mexico are CEMEX, Holcim Apasco, Sociedad Cooperativa Cruz Azul and Cementos Moctezuma.

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

Our Operating Network in Mexico

During 2014, we operated 13 out of our total of 15 cement plants (two were temporarily shut down given market conditions) and 85 cement distribution centers (including 7 marine terminals) located throughout Mexico. We operate modern cement plants on the Gulf of Mexico and Pacific coasts, allowing us to take advantage of low transportation costs to export to the United States, the Caribbean, and Central and South America.

Products and Distribution Channels

Cement. Our cement operations represented approximately 53% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2014. Our domestic cement sales volume represented approximately 95% of our total cement sales volume in Mexico for 2014. As a result of the retail nature of the Mexican market, our operations in Mexico are not dependent on a limited number of large customers. The total volume (bagged) in 2014 of the five most important distributors accounted for approximately 11% of our total cement sales by volume in Mexico in 2014 (excluding our in-house channels).

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 24% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2014. Our ready-mix concrete operations in Mexico purchase all their cement requirements from our cement operations in Mexico. Ready-mix concrete is sold through our own internal sales force and facilities network.

Aggregates. Our aggregates operations represented approximately 6% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2014.

Exports. Our operations in Mexico export a portion of their cement production, mainly in the form of cement and to a lesser extent in the form of clinker. Exports of cement and clinker by our operations in Mexico represented approximately 5% of our total cement sales volume in Mexico for 2014. In 2014, approximately 50% of our cement and clinker exports from Mexico were to the United States, 7% to Central America and the Caribbean and 43% to South America.

The cement and clinker exports by our operations in Mexico to the United States are marketed through subsidiaries of CEMEX Corp., the holding company of CEMEX, Inc. All transactions between CEMEX and the subsidiaries of CEMEX Corp., which act as our U.S. importers, are conducted on an arm’s-length basis.

Production Costs. Our cement plants in Mexico primarily utilize pet coke and alternative fuels. We have entered into four 20-year contracts with PEMEX pursuant to which PEMEX has agreed to supply us with a total of 1.75 million tons of pet coke per year, including TEG coke consumption, through 2024. Pet coke is petroleum coke, a solid or fixed carbon substance that remains after the distillation of hydrocarbons in petroleum and that may be used as fuel in the production of cement. The PEMEX pet coke contracts have reduced the volatility of our fuel costs. In addition, since 1992, our operations in Mexico have begun to use alternative fuels, to further reduce the consumption of residual fuel oil and natural gas. These alternative fuels represented approximately 16% of the total fuel consumption for our operations in Mexico in 2014.

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

In 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” CEMEX and the Spanish company ACCIONA, formed an alliance to develop a wind farm project for the generation of 250 megawatts in the Mexican state of Oaxaca. CEMEX acted as promoter of the project, which was named EURUS. ACCIONA provided the required financing, constructed the facility and currently operates the wind farm. The installation of 167 wind turbines in the farm was finished on November 15, 2009. For additional information, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Commercial Commitments.”

On February 19, 2015, CEMEX announced the creation of CEMEX Energía, an energy division seeking to develop a portfolio of power projects in Mexico.

We have, from time to time, purchased hedges from third parties to reduce the effect of volatility in energy prices in Mexico. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Description of Properties, Plants and Equipment. As of December 31, 2014, we had 15 wholly-owned cement plants located throughout Mexico, with a total potential capacity of 29.3 million tons per year, of which two were temporarily shut down given market conditions. We have exclusive access to limestone quarries and clay reserves near each of our plant sites in Mexico. We estimate that, as of December 31, 2014, the limestone and clay permitted proven and probable reserves of our operations in Mexico had an average remaining life of approximately 83 and 79 years, respectively, assuming 2010-2014 average annual cement production levels. As of December 31, 2014, all our production plants in Mexico utilized the dry process.

As of December 31, 2014, we had a network of 78 land distribution centers in Mexico, which are supplied through a fleet of our own trucks and rail cars, as well as leased trucks and rail facilities, and operated seven marine terminals. In addition, we had 282 (47 are idle due to market conditions) ready-mix concrete plants throughout 77 cities in Mexico, more than 2,280 ready-mix concrete delivery trucks and 16 aggregates quarries.

As part of our global cost-reduction initiatives we have made temporary capacity adjustments and rationalizations in four of our cement plants in Mexico.

Capital Expenditures. We made capital expenditures of approximately U.S.$98 million in 2012, U.S.$86 million in 2013 and U.S.$79 million in 2014 in our operations in Mexico. We currently expect to make capital expenditures of approximately U.S.$93 million in our operations in Mexico during 2015.

United States

Overview. For the year ended December 31, 2014, our operations in the United States represented approximately 21% of our net sales in Mexican Peso terms before eliminations resulting from consolidation. As of December 31, 2014, our business in the United States represented approximately 18% of our total installed cement capacity and approximately 44% of our total assets. As of December 31, 2014, we held 100% of CEMEX, Inc., the main holding company of our operating subsidiaries in the United States.

As of December 31, 2014, we had a cement manufacturing capacity of approximately 17.1 million tons per year in our operations in the United States, including 1.2 million tons in proportional interests through non-controlling holdings. As of December 31, 2014, we operated a geographically diverse base of 13 cement plants located in Alabama, California, Colorado, Florida, Georgia, Kentucky, Ohio, Pennsylvania, Tennessee and Texas. As of that date, we also operated 46 rail, truck or water served active cement distribution terminals in the United States. As of December 31, 2014, we had 353 ready-mix concrete plants located in the Alabama, Arizona, California, Florida, Georgia, New Mexico, Nevada, Oregon, Tennessee, Texas and Washington and aggregates facilities in Arizona, California, Florida, Georgia, New Mexico, Nevada, Oregon, Texas, Virginia and Washington.

On May 30, 2013, we announced plans to expand the production capacity at our Odessa, Texas, cement plant by 345,000 tons to nearly 900,000 tons per year in order to keep pace with rapidly growing demand in the West Texas market led mainly by the oil and gas industry. By leveraging existing assets and producing value-added products, we expect to achieve strong returns on our investment. The demand for specialty cement products used in well construction is growing as a result of the use of more efficient extraction technologies, such as horizontal drilling and hydraulic fracturing. Oil wells using this technology typically reach depths of thousands of feet. Specialty well cement is required for the complex application and extreme conditions to which these wells are exposed. The expansion will utilize state of the art production technology resulting in higher fuel efficiency and improved productivity. The expansion will also include an improved higher capacity load out system, allowing for a more efficient truck loading process to accommodate the region’s growing demand for cement. On November 24, 2014, we entered into an engineering, procurement & construction contract with FLSmidth for the 345,000 metric ton expansion of our Odessa, Texas, cement plant, marking the beginning of the first phase of the project, which includes detailed engineering, and fabrication and delivery of the equipment and structural steel.

On September 23, 2013, we and Concrete Supply Company, a leading producer of ready-mix concrete throughout the Carolinas, entered into a joint venture agreement and formed a joint venture company named Concrete Supply Co., LLC, which is majority owned by Concrete Supply Holdings Co, who acts as the managing member. This joint venture is a leading concrete supplier in North and South Carolina with strong local management.

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

The construction industry is continuing to recover from the recession experienced during 2008 and 2009, which was the worst downturn in over 70 years. The construction industry was hit particularly hard during this recession due to the collapse of the housing sector. The massive job losses during the recession pushed home foreclosures to record levels, which resulted in excess inventories and a decline of over 30% in home prices. As a result, new construction plummeted, with housing starts declining 73% from a peak of 2.1 million units in 2005 to only 554,000 units in 2009. The decline in housing and other construction activity resulted in a 45% decline in cement demand from 2006 to 2010. The economic recovery has proceeded at a relatively moderate pace, with real gross domestic product growth of 1.6% in 2011, 2.3% in 2012, 2.2% in 2013 and an estimated 2.4% in 2014. With the economy growing again, the construction sector stabilized in 2010 and joined the economy-wide recovery in 2011. The excess vacant inventory in the housing sector has largely been absorbed and inventories have declined to below normal levels in most markets which has supported an increase in housing prices over the last two years of about 20%. Housing starts have increased approximately 67% from 554,000 units in 2009 to 925,000 units 2013. Housing starts in 2014 is estimated to increate approximately 8% to approximately 1 million units which remains well below the historical steady state level which we estimate at 1.6 million units. The industrial-and-commercial sector has also been growing with nominal spending up 24% from 2010 to 2013. Industrial & commercial nominal spending accelerated in 2014, increasing approximately 15%. The public sector, which has lagged the other construction sectors in this recovery, turned positive in 2014 with spending up approximately 3% over prior year as fiscal conditions for most states have returned to a relatively balanced position. Cement demand has been increasing annually since 2010 with cement demand up approximately 8% in 2014 after a cumulative increase of 17% from 2010 to 2013. The Portland Cement Association is forecasting a 8% increase in cement demand for 2015.

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

Aggregates are widely used throughout the United States for all types of construction because they are the most basic materials for building activity. The U.S. Geological Survey (“USGS”) estimates over 2.1 billion tons of aggregates were produced in 2014, an up of about 3% over 2013. Crushed stone accounted for 58% of aggregates consumed and sand & gravel 41%, slag was about 1%. These products are produced in all 50 states and have a value of U.S.$18 billion. The U.S. aggregates industry is highly fragmented and geographically dispersed. The top ten producing states represent approximately 50% of all production. According to the USGS, during 2014, an estimated 4,100 companies operated approximately 6,000 sand and gravel sites and 1,550 companies operated 4,000 crushed stone quarries and 91 underground mines in the 50 U.S. states.

Our Operating Network in the United States

The maps below reflect the location of our operating assets, including our cement plants and cement terminals in the United States as of December 31, 2014.

Products and Distribution Channels

Cement. Our cement operations represented approximately 29% of our operations in the United States’ net sales before eliminations resulting from consolidation in 2014. We deliver a substantial portion of cement by rail, which occasionally those go directly to customers. Otherwise, shipments go to distribution terminals where customers pick up the product by truck or we deliver the product by truck. The majority of our cement sales are made directly to users of gray portland and masonry cements, generally within a radius of approximately 200 miles of each plant.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 35% of our operations in the United States’ net sales before eliminations resulting from consolidation in 2014. Our ready-mix concrete operations in the United States purchase most of their cement aggregates requirements from our cement operations in the United States . Our ready-mix concrete products are mainly sold to residential, commercial and public contractors and to building companies.

Aggregates. Our aggregates operations represented approximately 16% of our operations in the United States’ net sales before eliminations resulting from consolidation in 2014. We estimate that, as of December 31, 2014, the crushed stone quarries and sand/gravel pits permitted proven and probable reserves of our operations in the United States had an average remaining life of approximately 42 and 53 years, respectively, assuming 2010-2014 average annual cement production levels. Our aggregates are consumed mainly by our internal operations and by our trade customers in the ready-mix, concrete products and asphalt industries.

Production Costs. The largest cost components of our plants are electricity and fuel, which accounted for approximately 30% of our total production costs of our cement operations in the United States in 2014. We are currently implementing a program to gradually replace coal with more economic fuels, such as pet coke, tires and other alternative fuels, which has resulted in reduced energy costs. By retrofitting our cement plants to handle alternative energy fuels, we have gained more flexibility in supplying our energy needs and have become less vulnerable to potential price spikes. In 2014, the increased use of alternative fuels helped to offset the effect on our fuel costs of increasing coal prices. Power costs in 2014 represented approximately 13% of our cash manufacturing cost of our cement operations in the United States, which represents production cost before depreciation. We have improved the efficiency of our electricity usage of our cement operations in the United States, concentrating our manufacturing activities in off-peak hours and negotiating lower rates with electricity suppliers.

Description of Properties, Plants and Equipment. As of December 31, 2014, we operated 13 cement manufacturing plants in the United States, and had a total installed capacity of 17.1 million tons per year, including 1.2 million tons representing our proportional interests through associates in five other cement plants. We estimate that, as of December 31, 2014, the limestone permitted proven and probable reserves of our operations in the United States had an average remaining life of approximately 90 years, assuming 2010-2014 average annual cement production levels. As of that date, we operated a distribution network of 46 cement terminals. All of our 13 cement production facilities in 2014 were wholly-owned except for the Louisville, Kentucky plant, which is owned by Kosmos Cement Company, a joint venture in which we own a 75% interest and a subsidiary of Dyckerhoff AG owns a 25% interest. As of December 31, 2014, we had 353 wholly-owned ready-mix concrete plants and operated 74 aggregates quarries. As of December 31, 2014, we distributed fly ash through 15 terminals and 7 third-party-owned utility plants, which operate both as sources of fly ash and distribution terminals. As of that date, we also owned 114 concrete block, paver, pipe, precast, asphalt and gypsum products distribution facilities.

We have continued to take a number of actions to streamline our operations and improve productivity, including temporary capacity adjustments and rationalizations in some of our cement plants, and shutdowns of ready-mix and block plants and aggregates quarries. We are currently utilizing approximately 78% of our ready-mix plants, 68% of our block manufacturing plants and 88% of our aggregates quarries in the United States.

On January 22, 2010, we announced the permanent closure of our Davenport cement plant located in northern California. The plant had been closed on a temporary basis since March 2009 due to the economic conditions. We have been serving our customers in the region through our extensive network of terminals in northern California, which are located in Redwood City, Richmond, West Sacramento and Sacramento. Since March 2009, our state-of-the-art cement facility in Victorville, California has provided and will continue to provide cement to this market more efficiently than the Davenport plant. Opened in 1906, Davenport was the least efficient of our 14 plants in the United States to operate. We sold a portion of the Davenport facility in 2011 for U.S.$30 million and a portion in 2012 for U.S.$4.2 million, as well as some equipment in 2014.

Capital Expenditures. We made capital expenditures of approximately U.S.$149 million in 2012, U.S.$160 million in 2013 and U.S.$202 million in 2014 in our operations in the United States. We currently expect to make capital expenditures of approximately U.S.$240 million in our operations in the United States during 2015.

Northern Europe

For the year ended December 31, 2014, our business in Northern Europe, which includes our operations in the United Kingdom, Germany, France and our Rest of Northern Europe segment, as described below, represented approximately 25% of our net sales before eliminations resulting from consolidation. As of December 31, 2014, our business in Northern Europe represented approximately 13% of our total installed capacity and approximately 14% of our total assets.

Our Operations in the United Kingdom

Overview. For the year ended December 31, 2014, our operations in the United Kingdom represented approximately 7% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2014, our operations in the United Kingdom represented approximately 6% of our total assets.

As of December 31, 2014, we held 100% of CEMEX Investments Limited, the main holding company of our operating subsidiaries in the United Kingdom. We are a leading provider of building materials in the United Kingdom with vertically integrated cement, ready-mix concrete, aggregates and asphalt operations. We are also an important provider of concrete and precast materials solutions such as concrete blocks, concrete block paving, flooring systems and sleepers for rail infrastructure.

Industry. According to the United Kingdom’s Construction Products Association, in 2014, the gross domestic product of the United Kingdom was estimated to have grown by 3% compared to 1.7% growth in 2013. Total construction output is estimated to have increased by 4.8% in 2014, as compared to a 1.6% increase in 2013 over the preceding year. Both private and public housing sectors are estimated to have grown by 10% and 5%, respectively, in 2014, with the housing market continuing to be stimulated by the government’s Help to Buy scheme. Public sector non-housing construction output fell 2.9% in 2014, impacted by continued public sector spending cuts, but the industrial sector grew by 11%, boosted particularly by investment in new warehouses. In 2014 the commercial sector grew by 3.7%, with recovery now underway in offices and retail, and the infrastructure sector also grew by 8.6% driven by roads, rail and energy. As of the date of this annual report, the official data corresponding to 2014 has not been released by the Mineral Products Association, but we estimate that domestic cement demand expanded by approximately 3% in 2014 compared to 2013.

Competition. Our primary competitors in the United Kingdom are Lafarge Tarmac (a joint venture formed in early 2013), Heidelberg, Aggregate Industries (a subsidiary of Holcim) and Hope Construction Materials, owned by Mittal Investments and formed two years ago from enforced divestments by Lafarge and Tarmac when they created Lafarge Tarmac. The Lafarge Tarmac business is likely to be divested (except for one cement plant to be retained by Holcim) to a new player if the proposed Lafarge Holcim merger is completed in 2015, as required by the UK Competition and Markets Authority. In addition more than 1.5 million tons of cement are imported to the UK by various players including CRH, Holcim, and other independents, with material increasingly arriving from over-capacity markets including Ireland, Spain and Greece.

Our Operating Network in the United Kingdom

Products and Distribution Channels

Cement. Our cement operations represented approximately 16% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation in 2014. About 78% of our United Kingdom cement sales were of bulk cement, with the remaining 22% in bags. Our bulk cement is mainly sold to ready-mix concrete, concrete block and pre-cast product customers and contractors. Our bagged cement is primarily sold to national builders’ merchants. During 2014, our operations in the United Kingdom imported clinker in order to support sales during the year when our Ferriby plant was undergoing major repairs following serious flood damage in December 2013. The imports were sourced predominantly from our operations in Spain, with small volumes from CRH in Ireland.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 27% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation in 2014. Special products, including self-compacting concrete, fiber-reinforced concrete, high strength concrete, flooring concrete and filling concrete, represented 25% of our 2014 United Kingdom sales volume. Our ready-mix concrete operations in the United Kingdom in 2014 purchased approximately 87% of their cement requirements from our cement operations in the United Kingdom and approximately 89% of their aggregates requirements from our aggregates operations in the United Kingdom. Our ready-mix concrete products are mainly sold to public, commercial and residential contractors.

Aggregates. Our aggregates operations represented approximately 25% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation in 2014. In 2014, our United Kingdom aggregates sales were divided as follows: 46% were sand and gravel, 46% limestone, 7% hard stone, and 1% other. In 2014, 15% of our aggregates volumes were obtained from marine sources along the United Kingdom coast. In 2014, approximately 42% of our United Kingdom aggregates production was consumed by our own ready-mix concrete operations as well as our asphalt, concrete block and precast operations. We also sell aggregates to major contractors to build roads and other infrastructure projects.

Production Costs

Cement. In 2014, fixed production costs increased by 10% driven by increases in hired manpower costs. Variable costs decreased by 7%, primarily as a result of electricity and fuel costs, partially offset with higher imported clinker costs. We continued to implement our cost reduction programs although our use of alternative fuels decreased in 2014 due to our Ferriby plant not being in operation following the flood in December 2013.

Ready-Mix Concrete. In 2014, fixed production costs increased by 5%, as compared to fixed production costs in 2013. During 2014, 2 ready-mix plants were closed as part of our capacity management measures.

Aggregates. In 2014, fixed production costs increased by 11%, as compared to 2013 fixed production costs.

Description of Properties, Plants and Equipment. As of December 31, 2014, we operated 2 cement plants, including Ferriby which did not return to production until December 2014, and 1 clinker grinding facility in the United Kingdom. Assets in operation at year-end 2014 represent an installed cement capacity of 2.4 million tons per year. We estimate that, as of December 31, 2014, the limestone and clay permitted proven and probable reserves of our operations in the United Kingdom had an average remaining life of approximately 40 and 31 years, respectively, assuming 2010-2014 average annual cement production levels. As of December 31, 2014, we also owned 4 cement import terminals and operated 195 ready-mix concrete plants and 53 aggregates quarries in the United Kingdom, in addition, we had operating units dedicated to the asphalt, concrete blocks, concrete block paving, sleepers and flooring businesses in the United Kingdom.

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

Capital Expenditures. We made capital expenditures of approximately U.S.$43 million in 2012, U.S.$44 million in 2013 and U.S.$45 million in 2014 in our operations in the United Kingdom. We currently expect to make capital expenditures of approximately U.S.$31 million in our operations in the United Kingdom during 2015.

Our Operations in Germany

Overview. For the year ended December 31, 2014, our operations in Germany represented approximately 6% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2014, our operations in Germany represented approximately 2% of our total assets. As of December 31, 2014, we held 100% of CEMEX Deutschland AG, our main subsidiary in Germany. We are a leading provider of building materials in Germany, with vertically integrated cement, ready-mix concrete and aggregates.

On January 5, 2015, we closed a series of transactions with Holcim, pursuant to which, we sold to Holcim assets in the western region of Germany, consisting of one cement plant, two cement grinding mills, one slag granulator, 22 aggregates quarries and 79 ready-mix plants, while we maintained our operations in the north, east and south of Germany. See “Item 5—Operating and Financial Review and Prospects—Recent Developments Relating to Our Operations—CEMEX and Holcim Close a Series of Transactions in Europe.”

Industry. According to Euroconstruct, total construction output in Germany increased by 2.4% in 2014, compared to 2013. The main driver of such increase was new construction in the residential sector which increased by 8% during 2014. According to the German Cement Association, in 2014, the national cement consumption in Germany increased by 2% to 27.1 million tons, while the ready-mix concrete market and the aggregates market each increased between 1% and 2%.

Competition. Our primary competitors in the cement market in Germany are Heidelberg, Dyckerhoff (a subsidiary of Buzzi-Unicem), Lafarge, Holcim and Schwenk, a local German competitor. These competitors, along with CEMEX, represent a market share of about 80%, as estimated by us for 2014. The ready-mix concrete and aggregates markets in Germany are fragmented and regionally heterogeneous, with many local competitors. The consolidation process in the ready-mix concrete and aggregates markets is moderate.

Our Operating Network in Germany

Description of Properties, Plants and Equipment. As of December 31, 2014, we operated 2 cement plants in Germany and our installed cement capacity was 4.9 million tons per year. We estimate that, as of December 31, 2014, the limestone permitted proven and probable reserves of our operations in Germany had an average remaining life up to 42 years, assuming 2010-2014 average annual cement production levels. As of that date, our operations in Germany included 3 cement grinding mills, 157 ready-mix concrete plants, 42 aggregates quarries, 2 land distribution centers for cement and 2 maritime terminals.

Capital Expenditures. We made capital expenditures of approximately U.S.$35 million in 2012, U.S.$37 million in 2013 and U.S.$29 million in 2014 in our operations in Germany. We currently expect to make capital expenditures of approximately U.S.$17 million in our operations in Germany during 2015.

Our Operations in France

Overview. As of December 31, 2014, we held 100% of CEMEX France, our main subsidiary in France. We are a leading ready-mix concrete producer and a leading aggregates producer in France. We distribute the majority of our materials by road and a significant quantity by waterways, seeking to maximize the use of this efficient and sustainable alternative. For the year ended December 31, 2014, our operations in France represented approximately 6% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2014, our operations in France represented approximately 3% of our total assets.

Industry. According to the Ministry of Ecology, Sustainable Development and Energy, housing starts in the residential sector decreased by 10% in 2014 compared to 2013. According to market consensus data, buildings starts in 2014 compared to 2013 decreased by approximately 6% and demand from the public works sector decreased by approximately 5% over the same period.

According to the French cement producers association, total cement consumption in France in 2014 reached approximately 18 million tons, a 3% decrease compared to 2013. The decrease was primarily driven by a 7% decrease in demand in the construction, residential and non-residential sectors, and a lower proportion from the public works sector.

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

Our Operating Network in France

Description of Properties, Plants and Equipment. As of December 31, 2014, we operated 243 ready-mix concrete plants in France, 1 maritime cement terminal located in Le Havre, on the northern coast of France, 18 land distribution centers, 43 quarries and 11 river ports.

Capital Expenditures. We made capital expenditures of approximately U.S.$21 million in 2012, U.S.$28 million in 2013 and U.S.$27 million in 2014 in our operations in France. We currently expect to make capital expenditures of approximately U.S.$23 million in our operations in France during 2015.

Rest of Northern Europe

As of December 31, 2014, our operations in the Rest of Northern Europe consisted primarily of our operations in the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland, our other Northern European assets and our approximately 37.8% non-controlling interest in a Lithuanian company. These operations represented approximately 6% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation, for the year ended December 31, 2014, and approximately 3% of our total assets as of December 31, 2014.

Our Operations in Poland

Overview. As of December 31, 2014, we held 100% of CEMEX Polska Sp. ZO.O, or CEMEX Polska, our main subsidiary in Poland. We are a leading provider of building materials in Poland, serving the cement, ready-mix concrete and aggregates markets. As of December 31, 2014, we operated 2 cement plants and 1 grinding mill in Poland, with a total installed cement capacity of 3 million tons per year. As of December 31, 2014, we also operated 39 ready-mix concrete plants, 9 aggregates quarries and 2 maritime terminals in Poland.

Industry. According to our estimates, total cement consumption in Poland reached approximately 15.9 million tons in 2014, an increase of 6.1% compared to 2013.

Competition. Our primary competitors in the cement, ready-mix concrete and aggregates markets in Poland are Heidelberg, Lafarge, CRH and Dyckerhoff, Miebach.

Capital Expenditures. We made capital expenditures of approximately U.S.$31 million in 2012, U.S.$12.98 million in 2013 and U.S.$13 million in 2014 in our operations in Poland. We currently expect to make capital expenditures of approximately U.S.$14 million in our operations in Poland during 2015.

Our Operations in the Czech Republic

Overview. As of December 31, 2014, we held 100% of CEMEX Czech Republic, s.r.o., our main subsidiary in the Czech Republic. We are a leading producer of ready-mix concrete and aggregates in the Czech Republic. We also distribute cement in the Czech Republic. As of December 31, 2014, we operated 59 ready-mix concrete plants, 7 gravel pits and 6 aggregates quarries in the Czech Republic. As of that date, we also operated 7 cement grinding mill and 1 cement terminal in the Czech Republic.

On January 5, 2015, we closed a series of transactions with Holcim, pursuant to which, we acquired all of Holcim’s assets in the Czech Republic, including a cement plant, four aggregates quarries and 17 ready-mix plants. See “Item 5—Operating and Financial Review and Prospects—Recent Developments Relating to Our Operations—CEMEX and Holcim Close a Series of Transactions in Europe.”

Industry. According to the Czech Statistical Office, total construction output in the Czech Republic decreased approximately by 3.8% in 2014. The decrease was primarily driven by a continued slowdown in civil engineering works, low demand for housing, public procurement law and problems with drawing finances from EU funds. According to the Czech Cement Association, total cement production in the Czech Republic reached 3.5 million tons in 2014, an increase of 0.3% compared to 2013. In 2014, total ready-mix concrete production in the Czech Republic decreased by approximately 1.4% to 5.8 million tons as compared to 2013.

Competition. Our main competitors in the cement, ready-mix concrete and aggregates markets in the Czech Republic are Heidelberg, Dyckerhoff, Holcim, Skanska and Lafarge.

Capital Expenditures. We made capital expenditures of approximately U.S.$3.4 million in 2012, U.S.$3.8 million in 2013 and U.S.$5 million in 2014 in our operations in the Czech Republic. We currently expect to make capital expenditures of approximately U.S.$6 million in our operations in the Czech Republic during 2015.

Our Operations in Latvia

Overview. As of December 31, 2014, we held 100% of CEMEX SIA, our operating subsidiary in Latvia. We are the only cement producer and a leading ready-mix concrete producer and supplier in Latvia. From our cement plant in Latvia we also supply markets in Estonia, Lithuania, Finland, Sweden, northwest Russia, Kaliningrad and Belarus. As of December 31, 2014, we operated 1 cement plant in Latvia with an installed cement capacity of 1.6 million tons per year. As of that date, we also operated 6 ready-mix concrete plants, a newly acquired mobile pugmill and 1 aggregates quarry in Latvia. In 2014, we began developing a new product for Latvia’s road construction market – Roller Compacted Concrete as a road base layer.

In April 2006, we initiated an expansion project for our cement plant in Latvia in order to increase our cement production capacity by approximately 0.8 million tons per year to support strong demand in the region. The plant was fully commissioned during July 2010. The project was completed and fully capitalized in 2013, our total capital expenditure in the capacity expansion of this plant was approximately U.S.$409 million.

Capital Expenditures. In total, we made capital expenditures of approximately U.S.$9 million in 2012, U.S.$8 million in 2013 and U.S.$1.0 million in 2014 in our operations in Latvia. We currently expect to make capital expenditures of approximately U.S.$8.5 million in our operations in Latvia during 2015.

Our Equity Investment in Lithuania

Overview. As of December 31, 2014, we owned an approximate 37.8% interest in AB Akmenes cementas, a cement producer in Lithuania, which operates one cement plant in Lithuania with an annual installed cement capacity of 1.3 million tons.

Our Operations in Austria

Overview. As of December 31, 2014, we held 100% of CEMEX Austria AG, our main subsidiary in Austria. We are a leading participant in the ready-mix concrete and aggregates markets in Austria and also produce admixtures. As of December 31, 2014, we owned 34 operating ready-mix concrete plants and operated 8 additional plants through joint ventures and special purpose entities. We also owned 24 aggregates quarries, including 6 quarries which are currently operated by third parties, and had non-controlling interests in 4 quarries.

Industry. According to Euroconstruct, total construction output in Austria increased by 1.7% in 2014. This increase was primarily driven by higher spending on residential construction projects. Total cement consumption in Austria increased by 1.1% compared to 2013.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Austria are Asamer, Lafarge, Lasselsberger, Strabag and Wopfinger.

Capital Expenditures. We made capital expenditures of approximately U.S.$4 million in 2012, U.S.$5 million in 2013 and U.S.$5 million in 2014 in our operations in Austria. We currently expect to make capital expenditures of approximately U.S.$4 million in our operations in Austria during 2015.

Our Operations in Hungary

Overview. As of December 31, 2014, we held 100% of CEMEX Hungária Kft., our main operating subsidiary in Hungary. As of December 31, 2014, we owned 29 ready-mix concrete plants and 3 aggregates quarries, and we had non-controlling interests in 3 other ready-mix concrete plants and 1 other aggregates quarry.

Industry. According to the Hungarian Central Statistical Office, total construction output in Hungary increased by 16.7% in 2014 compared to 2013. The increase was primarily driven by construction in the industrial sector, as residential construction continued to decrease.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Hungary are Heidelberg, Holcim, Frissbeton (Strabag) and Lasselsberger.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million in 2012, U.S.$1.5 million in 2013 and U.S.$1 million in 2014 in our operations in Hungary. We currently expect to make capital expenditures of approximately U.S.$1.4 million in our operations in Hungary during 2015.

Our Operations in Other Northern European Countries

Overview. As of December 31, 2014, we operated ten marine cement terminals in Finland, Norway and Sweden through CEMEX AS, a leading bulk-cement importer in the Nordic region.

Capital Expenditures. We made capital expenditures of approximately U.S.$0.2 million in 2012, U.S.$0.3 million in 2013 and U.S.$0.02 million in 2014 in our operations in Other Northern European countries. We currently do not expect to make any significant capital expenditures in our operations in Other Northern European countries during 2015.

The Mediterranean

For the year ended December 31, 2014, our business in the Mediterranean, which includes our operations in the Spain, Egypt and our Rest of the Mediterranean segment, as described below, represented approximately 9% of our net sales before eliminations resulting from consolidation. As of December 31, 2014, our business in the Mediterranean represented approximately 18% of our total installed capacity and approximately 8% of our total assets.

Our Operations in Spain

Overview. Our operations in Spain represented approximately 2% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation, for the year ended December 31, 2014, and approximately 4% of our total assets, as of December 31, 2014.

On January 5, 2015, we closed a series of transactions with Holcim, pursuant to which, we acquired from Holcim the Gador cement plant (with an annual installed cement production capacity of approximately 0.97 million tons, which production capacity was recently reassessed after managing and operating the plant in the first quarter of 2015) and the Yeles cement grinding station (with an annual installed cement production capacity of 0.90 million tons). See “Item 5—Operating and Financial Review and Prospects—Recent Developments Relating to Our Operations—CEMEX and Holcim Close a Series of Transactions in Europe.”

As of December 31, 2014, we held 99.88% of CEMEX España (including shares held in treasury), a holding company for most of our international operations.

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

In March 2006, we announced a plan to invest approximately €47 million in the construction of a new cement mill and dry mortar production plant in the Port of Cartagena in Murcia, Spain. The first phase, which included the construction of a cement mill with production capacity of nearly one million tons of cement per year, was completed in the fourth quarter of 2007. Execution of the second phase, which included the construction of a new dry mortar plant with a production capacity of 200,000 tons of dry mortar per year, was delayed due to market conditions. In line with CEMEX España Operaciones’ strategic plan, “Plan Horizonte,” we decided to relinquish the administrative concession granted for the construction of the cement mill and dry mortar production plant. In June 2013, the Cartagena Port Authority approved the resignation, and we decided to dismantle the installation and relocate it to another country. By the end of 2014, the grinding mill was sold to our operations in Egypt and installed there.

In furtherance of our assets optimization plan, in June 2013, we formalized an agreement to sell our cement plant in San Feliú of Llobregat (Barcelona) to Cements Molins, S.A. The transaction was approved by the Spanish Competition Authorities and subsecuently formally completed on November 15, 2013.

In February 2007, we announced that Cementos Andorra S.A., at the time a joint venture between us and Spanish investors (the Burgos family), intended to build a new cement production facility in Teruel, Spain. Due to the current market conditions in Spain, we are in the process of analyzing whether to relocate the installation to other markets where we have operations or sell the equipment and facilities to any interested third party. During 2013, CEMEX España Operaciones acquired up to the 100% interest in Cementos Andorra, S.A.

Industry. According to our latest estimates, in 2014, investment in the construction sector in Spain decreased by approximately 2,8% compared to 2013, primarily as a result of the drop in investment in the non-residential construction sector (both public and private), which decreased approximately 3% during this period. Investment in the residential construction sector decreased approximately 2.7% in 2014. According to the latest estimates from the Asociación de Fabricantes de Cemento de España (OFICEMEN), the Spanish cement trade organization, cement consumption in Spain increased 0.4% in 2014 compared to 2013.

During the past several years, the level of cement imports into Spain has been influenced by the strength of domestic demand and fluctuations in the value of the Euro against other currencies. According to OFICEMEN, cement imports decreased 10% in 2010, 29% in 2011, 18% in 2012, 18% in 2013 and increased 14.5% in 2014. Clinker imports have been significant, declined 49% in 2010, 47% in 2011, 75% in 2012, 18% in 2013 and 2.5% in 2014. Imports primarily have had an impact on coastal zones, since transportation costs make it less profitable to sell imported cement in inland markets.

In the early 1980’s, Spain was one of the leading exporters of cement in the world, exporting up to 13 million tons per year. However, as of December 31, 2014, cement exports amounted approximately 10 million tons per year. In recent years, Spanish cement and clinker export volumes have fluctuated, reflecting the rapid changes in demand in the Mediterranean basin as well as the strength of the Euro and changes in the domestic market. According to OFICEMEN, these export volumes increased 37% in 2010, 2% in 2011, 56% in 2012, 12% in 2013, and 32% in 2014.

Competition. According to our estimates, as of December 31, 2014, we were one of the five largest multinational producers of clinker and cement in Spain. Competition in the ready-mix concrete industry is intense in large urban areas. The overall high degree of competition in the Spanish ready-mix concrete industry is reflected in the multitude of offerings from a large number of concrete suppliers. We have focused on developing value added products and attempting to differentiate ourselves in the marketplace. The distribution of ready-mix concrete remains a key component of our business strategy in Spain.

Our Operating Network in Spain

Products and Distribution Channels

Cement. Our cement operations represented approximately 75% of net sales for our operations in Spain before eliminations resulting from consolidation in 2014. We offer various types of cement in Spain, targeting specific products to specific markets and users. In 2014, approximately 21% of CEMEX España Operaciones’ domestic sales volume consisted of bagged cement, and the remainder of CEMEX España Operaciones’ domestic sales volume consisted of bulk cement, primarily to ready-mix concrete operators, including sales to our other operations in Spain, as well as industrial customers that use cement in their production processes and construction companies.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 15% of net sales for our operations in Spain before eliminations resulting from consolidation in 2014. Our ready-mix concrete operations in Spain in 2014 purchased almost 99.9% of their cement requirements from our cement operations in Spain, and approximately 66.9 of their aggregates requirements from our aggregates operations in Spain.

Aggregates. Our aggregates operations represented approximately 3% of net sales for our operations in Spain before eliminations resulting from consolidation in 2014.

Exports. Exports of cement and clinker by our operations in Spain, which represented approximately 32% of net sales for our operations in Spain before eliminations resulting from consolidation, increased approximately 99% in 2014 compared to 2013, primarily as a result of an increase in export volumes to other countries, in particular, those located in Africa and the Middle East and Europe. Export prices are lower than domestic market prices, and costs are usually higher for export sales. Of our total exports from Spain in 2014, 7% consisted of white cement, 29% of gray portland cement and 64% of clinker. In 2014, 13% of our exports from Spain were to Central America, 36% to Europe and the Middle East and 51% to Africa.

Production Costs. We have improved the efficiency of our operations in Spain by introducing technological improvements that have significantly reduced our energy costs, including the use of alternative fuels, in accordance with our cost reduction efforts. In 2014, we used organic waste, tires and plastics as fuel, achieving a 40.7% substitution rate for pet coke in our gray and white clinker kilns for the year.

Description of Properties, Plants and Equipment. As of December 31, 2014, our operations in Spain included 6 cement plants located in Spain, with an annual installed cement capacity of 9.4 million tons, including 1 million tons of white cement. As of that date, we also owned 1 cement mill, 18 distribution centers, including 9 land and 9 marine terminals, 83 ready-mix concrete plants, 21 aggregates quarries and 13 mortar plants. As of December 31, 2014, we owned 8 limestone quarries located in close proximity to our cement plants and 4 clay quarries in our cement operations in Spain. We estimate that, as of December 31, 2014, the limestone and clay permitted proven and probable reserves of our operations in Spain had an average remaining life of approximately 58 and 35 years, respectively, assuming 2010-2014 average annual cement production levels.

Capital Expenditures. We made capital expenditures of approximately U.S.$26 million in 2012, U.S.$10 million in 2013 and U.S.$12 million in 2014 in our operations in Spain. We currently expect to make capital expenditures of approximately U.S.$13 million in our operations in Spain during 2015.

Our Operations in Egypt

Overview. As of December 31, 2014, we had a 95.8% interest in ACC, our main subsidiary in Egypt. As of December 31, 2014, we operated one cement plant in Egypt, with an annual installed Clinker capacity of approximately 5.3 million tons. This plant is located approximately 280 miles south of Cairo and serves the upper Nile region of Egypt, as well as Cairo and the delta region, Egypt’s main cement market. We estimate that, as of December 31, 2014, the limestone and clay permitted proven and probable reserves of our operations in Egypt had an average remaining life of approximately 50 and 73 years, respectively, assuming 2010-2014 average annual cement production levels. In addition, as of December 31, 2014, we operated 9 ready-mix concrete plants, of which 4 are owned and 5 are under management contracts and 10 land distribution centers in Egypt. For the year ended December 31, 2014, our operations in Egypt represented approximately 3% of our net sales before eliminations resulting from consolidation and approximately 2% of our total assets.

See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Egypt Share Purchase Agreement” for a description of certain legal proceedings relating to the share purchase agreement, signed in November 1999 between CEMEX, S.A.B. de C.V. and state-owned Metallurgical Industries Company, pursuant to which CEMEX, S.A.B. de C.V. acquired a controlling interest in ACC.

Industry. According to the Ministry of Investment official figures based on government data (local and imported cement), the Egyptian market consumed approximately 51.4 million tons of cement during 2014. Cement consumption increased by approximately 3% in 2014 compared to 2013, which was mainly attributed to the relative political and economic stability that bolstered the construction sector and the launch of a number of infrastructure projects. As of December 31, 2014, the cement industry in Egypt had a total of 20 cement producers, with an aggregate annual installed cement production capacity of approximately 75 million tons.

Competition. According to the Ministry of Investment official figures, during 2014, Holcim and Lafarge (Egyptian Cement Company), CEMEX (Assiut) and Italcementi (Suez Cement, Torah Cement and Helwan Portland Cement), four of the largest cement producers in the world, represented approximately 38% of the total cement production in Egypt. Other significant competitors in Egypt are Arabian (La Union), Titan (Alexandria Portland Cement and Beni Suef Cement), Ameriyah (Cimpor), National, Sinai (Vicat), Sinai White cement (Cementir), South Valley, Nile Valley, El Sewedy, Army Cement, Aswan Medcom, Misr Beni Suef, Al Nahda and Misr Quena Cement Companies, in addition to ASEC Cement and Egyptian Kuwait Holding Co.

Cement and Ready-Mix Concrete. For the year ended December 31, 2014, cement represented approximately 90% and ready-mix concrete represented approximately 8% of net sales for our operations in Egypt before eliminations resulting from consolidation.

Capital Expenditures. We made capital expenditures of approximately U.S.$21 million in 2012, U.S.$24 million in 2013 and U.S.$31 million in 2014 in our operations in Egypt. We currently expect to make capital expenditures of approximately U.S.$52 million in our operations in Egypt during 2015.

Rest of the Mediterranean

Our operations in the Rest of the Mediterranean, which as of December 31, 2014, consisted primarily of our operations in Croatia, the UAE and Israel. These operations represented approximately 4% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation, for the year ended December 31, 2014, and approximately 2% of our total assets as of December 31, 2014.

Our Operations in South-East Europe

Overview. As of December 31, 2014, we held 100% of CEMEX Hrvatska d.d., our operating subsidiary in Croatia. We are the largest cement producer in Croatia based on installed capacity as of December 31, 2014, according to our estimates. We have three cement plants in Croatia with an annual installed capacity of 2.4 million tons. Due to inventory control, only the largest plant operated during 2014. As of December 31, 2014, we operated 13 land distribution centers, 4 maritime cement terminals in Croatia, Bosnia & Herzegovina and Montenegro, 8 ready-mix concrete facilities and 2 aggregates quarry in Croatia.

Industry. According to our estimates, total cement consumption in Croatia, Bosnia & Herzegovina and Montenegro reached almost 2.8 million tons in 2014, a decreased of 1.5% compared to 2013.

Competition. Our primary competitors in the cement market in Croatia are Nexe and Holcim.

Capital Expenditures. We made capital expenditures of approximately U.S.$6 million in 2012, U.S.$6 million in 2013 and U.S.$5.7 million in 2014 in our operations in South-East Europe. We currently expect to make capital expenditures of approximately U.S.$5 million in our operations in South-East Europe during 2015.

Our Operations in the United Arab Emirates (UAE)

Overview. As of December 31, 2014, we held a 49% equity interest (and 100% economic benefit) in three UAE companies: CEMEX Topmix LLC and CEMEX Supermix LLC, two ready-mix manufacturing companies, and CEMEX Falcon LLC, which specializes in the trading and production of cement and slag. We are not allowed to have a controlling interest in these companies (UAE law requires 51% ownership by UAE nationals). However, through agreements with other shareholders in these companies, we have control over the remaining 51% of the economic benefits in each of the companies. As a result, we own a 100% economic interest in all three companies. As of December 31, 2014, we owned 7 ready-mix concrete plants and 1 cement and slag grinding facility in the UAE, serving the markets of Dubai and Abu Dhabi.

Capital Expenditures. We made capital expenditures of approximately U.S.$0.5 million in 2012, U.S.$0.4 million in 2013 and U.S.$0.5 million in 2014 in our operations in the UAE. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in the UAE during 2015.

Our Operations in Israel

Overview. As of December 31, 2014, we held 100% of CEMEX Holdings (Israel) Ltd., our main subsidiary in Israel. We are a leading producer and supplier of raw materials for the construction industry in Israel. In addition to ready-mix concrete and aggregates, we produce a diverse range of building materials and infrastructure products in Israel. As of December 31, 2014, we operated 58 ready-mix concrete plants, 6 aggregates quarries, 1 concrete products plant, 1 admixtures plant, 1 lime factory and 1 blocks factory in Israel.

Capital Expenditures. We made capital expenditures of approximately U.S.$17 million in 2012, U.S.$17 million in 2013 and U.S.$14.8 million in 2014 in our operations in Israel. We currently expect to make capital expenditures of approximately U.S.$14 million in our operations in Israel during 2015.

South America and the Caribbean

For the year ended December 31, 2014, our business in South America and the Caribbean, which includes our operations in the Colombia and our Rest of South America and the Caribbean segment, as described below, represented approximately 13% of our net sales before eliminations resulting from consolidation. As of December 31, 2014, our business in South America and the Caribbean represented approximately 13% of our total installed capacity and approximately 6% of our total assets.

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

Our Operations in Colombia

Overview. As of December 31, 2014, we indirectly owned through CEMEX Latam approximately 99.7% of CEMEX Colombia, S.A., or CEMEX Colombia, our main subsidiary in Colombia. As of December 31, 2014, CEMEX Colombia was the second-largest cement producer in Colombia, based on installed capacity of (4.5 million tons per year) as of December 31, 2014. For the year ended December 31, 2014, our operations in Colombia represented approximately 6% of our net sales before eliminations resulting from consolidation. As of December 31, 2014, our operations in Colombia represented 3% of our total assets.

CEMEX Colombia has a significant market share in the cement and ready-mix concrete market in the “Urban Triangle” of Colombia comprising the cities of Bogotá, Medellín and Cali. During 2014, these three metropolitan areas accounted for approximately 35.4% of Colombia’s cement consumption. CEMEX Colombia’s Ibague plant, which uses the dry process and is strategically located in the Urban Triangle, is CEMEX Colombia’s largest plant and had an annual installed capacity of 2.8 million tons as of December 31, 2014. CEMEX Colombia, through its Bucaramanga and Cúcuta plants, is also an active participant in Colombia’s northeastern market.

Industry. According our estimates, the installed capacity for cement in Colombia was 17.4 million tons in 2014. According to DANE, total cement consumption in Colombia reached 12 million tons during 2014, an increase of 10% from 2013, while cement exports from Colombia reached 0.96 million tons. We estimate that close to 40% of cement in Colombia is consumed by the self-construction sector, while the infrastructure sector accounts for approximately 32% of total cement consumption and has been growing in recent years. The other construction segments in Colombia, including the formal housing and commercial sectors, account for the balance of cement consumption in Colombia.

Competition. We have two primary competitors, Cementos Argos, which has established a leading position in the Colombian Caribbean coast, Antioquia and Southwest region markets, and our other competitor is Holcim Colombia.

The ready-mix concrete industry in Colombia is fairly consolidated with the top three producers accounting for approximately 75% of the market as of December 31, 2014. CEMEX Colombia was the second-largest ready-mix concrete producer as of December 31, 2014. The first and third-largest producers were Argos and Holcim Colombia, respectively.

The aggregates market in Colombia is highly fragmented and is dominated by the informal market. CEMEX Colombia was the largest aggregates producer as of December 31, 2014. Approximately 75% of the aggregates market in Colombia is comprised of small independent producers as of December 31, 2014.

Our Operating Network in Colombia

Products and Distribution Channels

Cement. Our cement operations represented approximately 57% of net sales for our operations in Colombia before eliminations resulting from consolidation in 2014.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 29% of net sales for our operations in Colombia before eliminations resulting from consolidation in 2014.

Aggregates. Our aggregates operations represented approximately 9% of net sales for our operations in Colombia before eliminations resulting from consolidation in 2014.

Description of Properties, Plants and Equipment. As of December 31, 2014, CEMEX Colombia owned 5 operating cement plants, having a total annual installed capacity of 4.0 million tons. In addition, through its grinding mills, CEMEX Colombia has the ability to produce 0.5 million tons of cement sourced by third parties. In 2014, we replaced 36% of our total fuel consumed in CEMEX Colombia with alternative fuels, and we have an internal electricity generating capacity of 40 megawatts. We estimate that, as of December 31, 2014, the limestone and clay permitted proven and probable reserves of our operations in Colombia had an average remaining life of approximately 145 and 13 years, respectively, assuming 2010-2014 average annual cement production levels. The operating licenses for quarries in Colombia are renewed every 30 years; assuming renewal of such licenses, we estimate having sufficient limestone reserves for our operations in Colombia for over 100 years assuming 2010-2014 average annual cement production levels. As of December 31, 2014, CEMEX Colombia owned 14 land distribution centers, 2 mortar plant, 57 ready-mix concrete plants (including 36 fixed and 21 mobile) and 6 aggregates operations. As of that date, CEMEX Colombia also owned 10 limestone quarries.

Regarding the new cement plant being built by CEMEX Colombia in the Antioquia department of the Municipality of Maceo, Colombia, the transaction pursuant to which CEMEX Colombia was to receive the transfer of the land, mining rights and benefits of the free tax zone in which the new cement plant is being built has been put on hold by Colombian authorities as a result of legal proceedings against one of the shareholders of the transferee. As a result, and while the legal proceedings take place, CEMEX Colombia has joined such legal proceedings as an affected third party and has also signed a lease agreement with the government of Colombia that allows CEMEX Colombia to continue the use of the property and advance the construction of the new cement plant while the legal proceedings are resolved, which could take until the fourth quarter of 2015.

Capital Expenditures. We made capital expenditures of approximately U.S.$81 million in 2012, U.S.$60 million in 2013 and U.S.$101 million in 2014 in our operations in Colombia. We currently expect to make capital expenditures of approximately U.S.$195 million in our operations in Colombia during 2015.

Rest of South America and the Caribbean

As of December 31, 2014, our operations in the Rest of South America and the Caribbean consisted primarily of our operations in Costa Rica, the Dominican Republic, Jamaica, Nicaragua, Panama, Puerto Rico and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina. These operations represented approximately 7% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation, for the year ended December 31, 2014, and approximately 4% of our total assets as of December 31, 2014.

Our Operations in Costa Rica

Overview. As of December 31, 2014, we indirectly owned through CEMEX Latam a 99.1% interest in CEMEX (Costa Rica), S.A., or CEMEX Costa Rica, our main operating subsidiary in Costa Rica and a leading cement producer in the country.

On December 18, 2014, we announced that our subsidiary, CEMEX Latam, began a project to increase cement production capacity in its plant located in Colorado, Costa Rica by approximately 25%, reaching an annual capacity of 1.1 million tons per year by 2017. The total investment is expected to be of approximately U.S.$35 million in a 3 year period and will include the construction of a new grinding mill, as well as several capacity enhancing projects on its clinker production line.

Industry. Approximately 1.4 million tons of cement were sold in Costa Rica during 2014, according to our estimations. The cement market in Costa Rica is a predominantly retail market, and we estimate that 50% of cement sold is bagged cement.

Competition. The Costa Rican cement industry currently includes two producers, CEMEX Costa Rica and Holcim Costa Rica.

Description of Properties, Plants and Equipment. As of December 31, 2014, CEMEX Costa Rica operated 1 cement plant in Costa Rica, with an annual installed capacity of 0.74 million tons, and operated a grinding mill in the capital city of San José with an annual installed capacity of 0.18 million tons. CEMEX Costa Rica had 8 operational ready-mix concrete plants (one is dismantled), 1 aggregates quarry and 1 land distribution center.

Exports. During 2014, cement exports by our operations in Costa Rica represented approximately 10.6% of our total production in Costa Rica. In 2014, 27.7% of our cement exports from Costa Rica were to El Salvador, and the remaining exports were to Nicaragua.

Capital Expenditures. We made capital expenditures of approximately U.S.$6 million in 2012, U.S.$6 million in 2013 and U.S.$6 million in 2014 in our operations in Costa Rica. We currently expect to make capital expenditures of approximately U.S.$9 million in our operations in Costa Rica during 2015.

Our Operations in the Dominican Republic

Overview. As of December 31, 2014, we held 100% of CEMEX Dominicana, S.A., or CEMEX Dominicana, our main subsidiary in the Dominican Republic and a leading cement producer in the country. CEMEX Dominicana’s sales network covers the country’s main consumption areas, which are Santo Domingo, Santiago de los Caballeros, La Vega, San Pedro de Macorís, Samaná and La Altagracia. On May 8, 2000, CEMEX Dominicana entered into a lease agreement with the government of the Dominican Republic related to the exploitation of a gypsum mine located at Las Salinas, Barahona, which has enabled CEMEX Dominicana to supply all local and regional gypsum requirements. The lease agreement expires on May 8, 2025 and may be extended by the parties.

Industry. In 2014, cement consumption in the Dominican Republic reached 3.6 million tons according to our estimates.

Competition. Our principal competitors in the Dominican Republic are Domicem, a mixed Italian/local cement producer that started cement production in 2005; Cementos Cibao, a local competitor; Cemento Colón, an affiliated grinding operation of Argos; Cementos Santo Domingo, a cement grinding partnership between a local investor and Cementos La Union from Spain; Cementos Andinos, a Colombian cement producer which has an installed grinding operation and a partially constructed cement kiln; and Cementos Estrella, a grinding facility owned by a local investor.

Description of Properties, Plants and Equipment. As of December 31, 2014, CEMEX Dominicana operated one cement plant in the Dominican Republic, with an installed capacity of 2.6 million tons per year (which includes 2.4 million tons of grinding mill capacity). As of that date, CEMEX Dominicana also owned 10 ready-mix concrete plants, one aggregates quarry, 5 land distribution centers and 2 marine terminals.

Capital Expenditures. We made capital expenditures of approximately U.S.$10 million in 2012, U.S.$17 million in 2013 and U.S.$7.5 million in 2014 in our operations in the Dominican Republic. We currently expect to make capital expenditures of approximately U.S.$8 million in our operations in the Dominican Republic during 2015.

Our Operations in Panama

Overview. As of December 31, 2014, we indirectly held through CEMEX Latam a 99.5% interest in Cemento Bayano, S.A., or Cemento Bayano, our main subsidiary in Panama and a leading cement producer in the country.

Industry. Approximately 2.1 million cubic meters of ready-mix concrete were sold in Panama during 2014, according to our estimates. Cement consumption in Panama decreased 7% in 2014, due to the termination stage of Panama Canal.

Competition. The cement industry in Panama includes three cement producers: Cemento Bayano, Argos Panamá, an affiliate of Colombian Cementos Argos, and Cemento Interoceánico.

Description of Properties, Plants and Equipment. As of December 31, 2014, Cemento Bayano operated one cement plant in Panama, with an annual installed capacity of 2.1 million tons. As of that date, Cemento Bayano also owned and operated 14 ready-mix concrete plants, 4 aggregates quarries and 4 land distribution centers.

Capital Expenditures. We made capital expenditures of approximately U.S.$9 million in 2012, U.S.$11 million in 2013 and U.S.$10 million in 2014 in our operations in Panama. We currently expect to make capital expenditures of approximately U.S.$8 million in our operations in Panama during 2015.

Our Operations in Nicaragua

Overview. As of December 31, 2014, we indirectly owned through CEMEX Latam 100% of CEMEX Nicaragua, S.A., or CEMEX Nicaragua, our operating subsidiary in Nicaragua.

On May 5, 2014, we announced that our subsidiary, CEMEX Latam, began the construction of a new cement grinding plant in Ciudad Sandino, Managua, which is expected to increase CEMEX Latam’s cement production capacity in Nicaragua by approximately 104%, reaching an estimated annual cement production capacity of 860,000 tons by 2017. The total investment is expected to be of approximately U.S.$55 million. The first phase of this project, which is expected to be completed by the end of the second quarter of 2015, includes the installation of a cement grinding mill with a production capacity of approximately 220,000 tons and infrastructure procurement. The second phase, which is expected to be completed by the end of 2017, includes the installation of a second cement grinding mill with an annual production capacity of 220,000 tons.

Industry. According to our estimates, approximately 0.869 million tons of cement, approximately 0.195 million cubic meters of ready-mix concrete and approximately 5.216 million tons of aggregates were sold in Nicaragua during 2014.

Competition. Two market participants compete in the Nicaraguan cement industry: CEMEX Nicaragua and Holcim (Nicaragua) S.A.

Description of Properties, Plants and Equipment. As of December 31, 2014, we leased and operated 1 fixed cement plant with an installed capacity of 0.6 million tons (which includes 0.454 million tons of grinding mill capacity), 8 ready-mix plants, 1 aggregate quarry and 1 distribution center in Nicaragua. Since March 2003, CEMEX Nicaragua has also leased a 100,000 ton milling plant in Managua, which has been used exclusively for pet coke milling.

Capital Expenditures. We made capital expenditures of approximately U.S.$5 million in 2012, U.S.$5 million in 2013 and U.S.$21.5 million in 2014 in our operations in Nicaragua. We currently expect to make capital expenditures of approximately U.S.$10 million in our operations in Nicaragua during 2015.

Our Operations in Puerto Rico

Overview. As of December 31, 2014, we owned 100% of CEMEX de Puerto Rico, Inc., or CEMEX Puerto Rico, our main subsidiary in Puerto Rico.

Industry. In 2014, cement consumption in Puerto Rico reached 0.6 million tons according to our estimates.

Competition. The cement industry in Puerto Rico in 2014 was comprised of two cement producers: CEMEX Puerto Rico and San Juan Cement Co., an affiliate of Italcementi and Elefante Rojo Inc. (formerly Antilles Cement Co).

Description of Properties, Plants and Equipment. As of December 31, 2014, CEMEX Puerto Rico operated one cement plant with an installed cement capacity of approximately 1.2 million tons per year. As of that date, CEMEX Puerto Rico also owned and operated 9 ready-mix concrete plants and 2 land distribution centers. CEMEX Puerto Rico owns an aggregate quarry, which is currently closed.

Capital Expenditures. We made capital expenditures of approximately U.S.$4 million in 2012, U.S.$4 million in 2013 and U.S.$9 million in 2014 in our operations in Puerto Rico. We currently expect to make capital expenditures of approximately U.S.$4 million in our operations in Puerto Rico during 2015.

Our Operations in Guatemala

Overview. As of December 31, 2014, we indirectly owned through CEMEX Latam 100% of CEMEX Guatemala, S.A., our main operating subsidiary in Guatemala. As of December 31, 2014, we owned and operated one cement grinding mill in Guatemala with an installed capacity of 500,000 tons per year. In addition, we also owned and operated two land distribution centers and one clinker dome close to the maritime terminal in the southern part of the country, as well as four ready-mix plants.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million in 2012, U.S.$2 million in 2013 and U.S.$1.2 million in 2014 in Guatemala. We currently expect to make capital expenditures of approximately U.S.$1.1 million in our operations in Guatemala during 2015.

Our Operations in Other South American and Caribbean Countries

Overview. As of December 31, 2014, we held 100% of Readymix Argentina, S.A., which owns 4 ready-mix concrete plants in Argentina.

We believe that the Caribbean region holds considerable strategic importance because of its geographic location. As of December 31, 2014, we operated a network of 8 marine terminals in the Caribbean region, which facilitated exports from our operations in several countries, including Mexico, the Dominican Republic, Puerto Rico and the United States. Three of our marine terminals are located in the main cities of Haiti, two are in the Bahamas, and one is in Manaus, Brazil. We also have a non-controlling interest in two other terminals, one in Bermuda and the other in the Cayman Islands.

As of December 31, 2014, we had non-controlling positions in Trinidad Cement Limited, with cement operations in Trinidad and Tobago, Barbados and Jamaica, as well as a non-controlling position in Caribbean Cement Company Limited in Jamaica, National Cement Ltd. in the Cayman Islands and Maxcem Bermuda Ltd. in Bermuda. As of December 31, 2014, we also held a 100% interest in CEMEX Jamaica Limited, which operates a calcinated lime plant in Jamaica with a capacity of 120,000 tons per year and a hydrate line with a capacity of 18,000 tons per year. As of December 31, 2014, we also held a non-controlling position in Societe des Ciments Antillais, a company with cement operations in Guadalupe and Martinique.

Capital Expenditures. We made capital expenditures in our other operations in South America, Central America and the Caribbean of approximately U.S.$3 million in 2012, U.S.$7 million in 2013 and U.S.$1 million in 2014. We currently expect to make capital expenditures of approximately U.S.$2 million in our Other operations in South America, Central America and the Caribbean during 2015.

In April 2010, CEMEX announced its plans to contribute up to U.S.$100 million for a non-controlling interest in a vehicle originally named Blue Rock Cement Holdings S.A. which is now named TRG Blue Rock HBM Holdings S.à.r.l. (“Blue Rock –TRG”) that would invest in the cement and related industries. Depending on funds raised from third-party investors and the availability of financing, Blue Rock—TRG may decide to invest in different assets in the cement industry and/or related industries and/or enter into operating contracts providing for CEMEX’s assistance in the development, building and operation of the invested assets, if any. As of December 31, 2014, different projects are being considered but CEMEX does not have any investment in Blue Rock—TRG. Although we do not anticipate being in a control position to affect the decisions of Blue Rock -TRG’s management, given our investment and industry expertise, we are in discussions with Blue Rock -TRG’s management to enter into an operating contract providing for our assistance in the development, building and operation of the invested assets, if any. Depending on the amount raised from third-party investors and the availability of financing, Blue Rock -TRG’s management may also decide to invest in different assets in the cement industry and/or related industries.

Asia

For the year ended December 31, 2014, our business in Asia, which includes our operations in the Philippines and the Rest of Asia segment, as described below, represented approximately 5% of our net sales before eliminations resulting from consolidation. As of December 31, 2014, our business in Asia represented approximately 6% of our total installed capacity and approximately 2% of our total assets.

Our Operations in the Philippines

Overview. As of December 31, 2014, on a consolidated basis through various subsidiaries, we held 100% of the economic benefits of our two operating subsidiaries in the Philippines, Solid Cement Corporation (“Solid Cement”) and APO Cement Corporation (“APO”). For the year ended December 31, 2014, our operations in the Philippines represented approximately 3% of our net sales before eliminations resulting from consolidation. As of December 31, 2014, our operations in the Philippines represented approximately 2% of our total assets.

Industry. According to the Cement Manufacturers’ Association of the Philippines (CEMAP), cement consumption in the Philippine market, which is primarily retail, totaled 21.3 million tons during 2014. Demand for cement in the Philippines increased by approximately 0.1% in 2014 compared to 2013.

As of December 31, 2014, the Philippine cement industry had a total of 17 cement plants, of which 2 grinding plants. Annual installed clinker capacity is at an estimated 22.9 million tons, according to preliminary data of CEMAP.

Competition. As of December 31, 2014, our major competitors in the Philippine cement market were Lafarge, Holcim, Taiheiyo, Pacific, Northern, Goodfound, Mabuhay and Eagle.

Description of Properties, Plants and Equipment. As of December 31, 2014, our operations in the Philippines included 2 cement plants with an annual installed capacity of 4.5 million tons (and grinding mills with the ability to produce additional 1.2 million tons of cement per year), 4 quarries dedicated to supply raw materials to our cement plants, 25 land distribution centers and 4 marine distribution terminals. We estimate that, as of December 31, 2014, the limestone and clay permitted proven and probable reserves of our operations in the Philippines had an average remaining life of approximately 125 and 22 years, assuming 2010-2014 average annual cement production levels.

Cement. For the year ended December 31, 2014, our cement operations represented 99% of net sales for our operations in the Philippines before eliminations resulting from consolidation.

Capital Expenditures. We made capital expenditures of approximately U.S.$19 million in 2012, U.S.$39 million in 2013 and U.S.$52 million in 2014 in our operations in the Philippines. We currently expect to make capital expenditures of approximately U.S.$20 million in our operations in the Philippines during 2015.

Rest of Asia

Our operations in the Rest of Asia, which as of December 31, 2014, consisted primarily of our operations in Thailand, Bangladesh and Malaysia. These operations represented approximately 2% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation, for the year ended December 31, 2014 and less than 1% of our total assets as of December 31, 2014.

Our Operations in Thailand

Overview. As of December 31, 2014, we held, on a consolidated basis, 100% of the economic benefits of CEMEX (Thailand) Co. Ltd., or CEMEX (Thailand), our operating subsidiary in Thailand. As of December 31, 2014, CEMEX (Thailand) owned one cement plant in Thailand, with an annual installed capacity of approximately 1.2 million tons (which includes 0.8 million tons of grinding mill capacity).

Industry. According to our estimates, at December 31, 2014, the cement industry in Thailand had a total of 14 cement plants, with an aggregate annual installed capacity of approximately 55 million tons, from which the capacity to produce 10 million tons has been temporarily shut down. We estimate that there are 6 major cement producers in Thailand, four of which represent approximately 98% of installed capacity and 94% of the market.

Competition. Our major competitors in Thailand, which have a significantly larger presence than CEMEX (Thailand), are Siam Cement, Holcim, TPI Polene and Italcementi.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million in 2012, approximately U.S.$1 million in 2013 and U.S.$1.0 million in 2014. We currently expect to make capital expenditures of approximately U.S.$0.8 million in our operations in Thailand during 2015.

Our Operations in Malaysia

Overview. As of December 31, 2014, we held on a consolidated basis 100% of the economic benefits of our operating subsidiaries in Malaysia. We are a leading ready-mix concrete producer in Malaysia, with a significant share in the country’s major urban centers. As of December 31, 2014, we operated 13 ready-mix concrete plants, 2 asphalt plants and 2 aggregates quarries in Malaysia.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Malaysia are YTL, Lafarge-Holcim, Heidelberg, Cement Industries of Malaysia (CIMA) and Tasek Concrete.

Capital Expenditures. We made capital expenditures of approximately U.S.$2 million in 2012, U.S.$2.7 million in 2013 and U.S.$1.0 million in 2014 in our operations in Malaysia. We currently expect to make capital expenditures of approximately U.S.$2.0 million in our operations in Malaysia during 2015.

Our Operations in Other Asian Countries

Overview. Since April 2001, we have been operating a grinding mill near Dhaka, Bangladesh. As of December 31, 2014, this mill had a production capacity of 520,000 tons per year. A majority of the supply of clinker for the mill is produced by our operations in the region. In the fourth quarter of 2012, we sold our stake in the company that owned and operated a cement terminal located on the west coast of Taiwan.

In the second quarter of 2013, we agreed to sell our stake in the company that owned and operated ready-mix plants in Qingdao. The transfer of ownership in said company was officially completed in the last quarter of 2013. In the first quarter of 2014, we also agreed to sell our stake in the company that owned the ready-mix plants located in the northern city of Tianjin. The transfer of ownership of our stake in the company owning the ready-mix plants located in Tianjin was completed in the third quarter of 2014.

Capital Expenditures. We made capital expenditures of approximately U.S.$2.3 million in 2012, U.S.$1.6 million in 2013 and U.S.$1.2 million in 2014 in our operations in other Asian countries. We currently expect to make capital expenditures of approximately U.S.$1.0 million in our operations in other Asian countries during 2015.

Our Trading Operations

In 2014, we traded approximately 10.2 million tons of cementitious materials, including 9.5 million tons of cement and clinker. Approximately 7.7 million tons of the traded cement and clinker consisted of exports from our operations in Costa Rica, Croatia, Czech Republic, the Dominican Republic, Germany, Guatemala, Latvia, Mexico, the Philippines, Poland, Puerto Rico, Spain, United Arab Emirates and the United States. The remaining approximately 1.8 million tons were purchased from third parties in countries such as China, Colombia, Honduras, India, Ireland, Jamaica, Japan, South Korea, Spain, the United States and Vietnam. As of December 31, 2014, we had trading activities in over 100 countries. In 2014, we traded approximately 0.7 million tons of granulated blast furnace slag, a non-clinker cementitious material.

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

Freight rates, which account for a large share of the total import supply cost, have been subject to significant volatility in recent years. Our trading operations, however, have obtained significant savings by contracting maritime transportation in due time and by using our own and chartered fleet, which transported approximately 34% of our cement and clinker traded volume during 2014.

In addition, based on our spare fleet capacity, we provide freight service to third parties, thus providing us with valuable shipping market information and generating additional revenues.

Our Cement Plants

The following table provides a summary of our cement plants, including location, used capacity and years of operation as of and for the year ended December 31, 2014:

Location	Used Capacity	Years of Operation(1)
Atotonilco, Hidalgo, México	1,267	56
Barrientos, Estado de México, México	800	70
Ensenada, Baja California, México	374	39
Guadalajara, Jalisco, México	715	41
CPN, Sonora, México	0	34
Hidalgo, Nuevo León, México	32	109
Huichapan, Hidalgo, México	3,333	30
Mérida, Yucatán, México	925	61
Monterrey, Nuevo León, México	1,440	95
Tamuín, San Luis Potosí, México	1,722	50
Tepeaca, Puebla, México	2,957	20
Torreón, Coahuila, México	955	48
Valles, San Luis Potosí, México	57	49
Yaqui, Sonora, México	1,434	25
Zapotiltic, Jalisco, México	1,708	47

Balcones, TX, United States	2,058	34
Brooksville, FL (North), United States	0	39
Brooksville, FL (South), United States	1,041	27
Clinchfield, GA, United States	584	40
Demopolis, AL, United States	691	37
Fairborn, OH, United States	586	40
Knoxville, TN, United States	608	35
Kosmosdale/Louisville, KY, United States	1,214	14
Miami, FL, United States	965	56
Lyons, CO, United States	323	34
Odessa, TX, United States	467	55
Victorville, CA, United States	2,555	49
Wampum, PA, United States	0	49

Rugby, United Kingdom	1,426	15
Ferriby, United Kingdom	364	48

Beckum or Kollenbach, Germany	476	43
Rudersdof, Germany	2,050	49

Chelm, Poland	1,171	54
Rudniki, Poland	566	49

Broceni, Latvia	1,196	5

Alcanar, Spain	431	46
Buñol, Spain	459	47
Castillejo, Spain	247	103
Lloseta, Spain	341	48
Morata, Spain	330	82
San Vicente, Spain	283	39

Assiut, Egypt	5,184	28

Kolovoz, Croatia	13	106

Location	Used Capacity	Years of Operation(1)
Juraj, Croatia	884	102
Kajo, Croatia	409	110

Cúcuta, Colombia	312	31
Ibagué, Colombia	2,371	22

Colorado, Costa Rica	609	35

San Pedro de Macorís, Dominican Republic	2,111	24

Calzada Larga, Panama	1,037	37

San Rafael del Sur, Nicaragua(2)	453	72

Ponce, Puerto Rico	372	24

APO, Philippines	2,567	17
Solid Cement, Philippines	1,570	21

Saraburi, Thailand	692	23

(1)	Approximate.
(2)	Leased.

For the aggregate installed cement production capacity of our cement plants by region, see “Item 4—Information on the Company—Business Overview.”

We have insurance coverage for our cement plants, which we believe is adequate and sufficient, in line with industry practices. However, in some instances our insurance coverage may not be sufficient to cover all of our potential unforeseen losses and liabilities. In addition, our insurance coverage may not cover all the risks to which our cement plants may be exposed. See “Item 3—Key Information—Risk Factors—Risks Related to Our Business—Our insurance coverage may not cover all the risks to which we may be exposed.”

Regulatory Matters and Legal Proceedings

A description of material regulatory matter and legal proceedings affecting us is provided below.

Antitrust Proceedings

Polish Antitrust Investigation. Between May 31, 2006 and June 2, 2006, officers of the Polish Competition and Consumer Protection Office (the “Protection Office”) conducted a search of the office in Warsaw, Poland, of CEMEX Polska, one of our indirect subsidiaries in Poland, and of the offices of other cement producers in Poland. These searches took place as a part of the exploratory investigation that the head of the Protection Office had started on April 26, 2006. On January 2, 2007, CEMEX Polska received a notification from the Protection Office informing it of the formal initiation of an antitrust proceeding against all cement producers in Poland, including CEMEX Polska and another of our indirect subsidiaries in Poland. The notification alleged that there was an agreement between all cement producers in Poland regarding prices and other sales conditions for cement, an agreed division of the market with respect to the sale and production of cement, and the exchange of confidential information, all of which limited competition in the Polish market with respect to the production and sale of cement. On December 9, 2009, the Protection Office delivered to CEMEX Polska its decision against Polish cement producers related to an investigation which covered a period from 1998 to 2006. The decision imposed fines on a number of Polish cement producers, including CEMEX Polska. The fine imposed on CEMEX Polska was approximately Polish Zloty 115.56 million (approximately U.S.$30.35 million as of March 31, 2015, based on an exchange rate of Polish Zloty 3.8081 to U.S.$1.00), which is approximately 10% of CEMEX Polska’s total revenue in 2008. CEMEX Polska disagreed with the decision, denied that it committed the practices alleged by the Protection Office and, therefore, on December 23, 2009, CEMEX Polska filed an appeal before the Polish Court of Competition and Consumer Protection in Warsaw (the “First Instance Court”). After a series of hearings, on December 13, 2013, the First Instance Court issued its judgment in regards with the appeals filed by CEMEX Polska and other cement producers, which were previously combined into a joint appeal. The First Instance Court reduced the penalty imposed on CEMEX Polska to approximately Polish Zloty 93.89 million (approximately U.S.$24.66 million based on an exchange rate of Polish Zloty 3.8081 to U.S.$1.00 as of March 31, 2015), which is equal to 8.125% of CEMEX Polska’s revenue in 2008. On May 8, 2014, CEMEX Polska filed an appeal against the First Instance Court judgment before the Appeals Court in Warsaw. The above-mentioned penalty is enforceable until the Appeals Court issues its final judgment. As of March 31, 2015, the accounting provision created in relation with this proceeding was approximately Polish Zloty 92.00 million (approximately U.S.$24.16 million as of March 31, 2015, based on an exchange rate of Polish Zloty 3.8081 to U.S.$1.00). As of March 31, 2015, we do not expect this matter would have a material adverse impact on our results of operations, liquidity and financial condition.

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

On the grounds that the above described decision by the European Commission requesting information and documentation was contrary to several principles of European Union Law, CEMEX, S.A.B. de C.V. and several of its affiliates in Europe filed an appeal before the General Court of the European Union (the “General Court”) for the annulment of such request. In addition, on June 17, 2011, CEMEX, S.A.B. de C.V. and several of its affiliates in Europe requested interim measures to the General Court, asking for the suspension of the information and document request until the appeal was resolved. The President of the General Court rejected the proposal for a suspension without considering the arguments of the main appeal. On December 21, 2011, CEMEX, S.A.B. de C.V. and several of its affiliates in Europe filed their reply to the European Commission’s defense. The European Commission filed its rejoinder on March 27, 2012. A hearing with respect to the proceedings against CEMEX, S.A.B. de C.V. and several of its affiliates in Europe was held on February 6, 2013, and the hearings for all other companies being investigated were held during April 2013. On March 14, 2014, the General Court issued a judgment dismissing the appeal filed by CEMEX, S.A.B. de C.V. and several of its affiliates in Europe and confirming the lawfulness of the request for information sent by the European Commission in all of its aspects. On May 23, 2014, CEMEX, S.A.B. de C.V. and several of its affiliates in Europe filed an appeal against the General Court’s judgment before the European Court of Justice (the “Court of Justice”).

If the alleged infringements investigated by the European Commission are substantiated, significant penalties may be imposed on our subsidiaries operating in such markets. In that case, pursuant to European Union Regulation 1/2003, the European Commission may impose penalties of up to 10% of the total turnover of the relevant companies for the last year preceding the imposition of the fine for which the financial statements have been approved by the shareholders’ meeting of the relevant companies. At this stage of the proceedings, as of March 31, 2015, the European Commission had not yet formulated a Statement of Objections against us and, as a result, the extent of the charges and the alleged infringements are unknown. Moreover, it is not clear which cement related products total turnover would be used as the basis for the determination of the possible penalties. As a consequence, we are not able to assess the likelihood of an adverse result or the amount of the potential fine, but if adversely resolved it may have a material adverse impact on our results of operations, liquidity and financial condition.

Antitrust Investigation in Spain by the CNMC. On September 16 and 17, 2014, the Competition Directorate (Dirección de Competencia) of the Spanish National Commission of Markets and Competition (Comisión Nacional de los Mercados y la Competencia), or CNMC, in the context of an investigation of the Spanish cement, ready-mix concrete and related products industry regarding alleged anticompetitive practices, inspected one of our facilities in Spain. On January 12, 2015, CEMEX España Operaciones, S.L.U., was notified of the initiation by the CNMC of a disciplinary proceeding for alleged prohibited conducts pursuant to Article 1 of the Spanish Competition Law (Ley 15/2007, de 3 de Julio, de Defensa de la Competencia). CEMEX España believes that it has not breached any applicable laws. However, as of March 31, 2015, considering the early stage of this matter, we do not have sufficient information to assess the likelihood of the CNMC issuing a decision imposing any penalties or remedies, if any, or if the CNMC issues a decision, the amount of the penalty or the scope of the remedies, if any. However, if the CNMC issues a decision imposing any penalty or remedy, we do not expect that it would have a material adverse impact on our results of operations, liquidity and financial condition.

Investigation in the United Kingdom. On January 20, 2012, the UK Commission commenced a Market Investigation, (“MIR”), into the supply or acquisition of cement, ready-mix concrete and aggregates for the period from 2007 to 2011. This referral to the UK Commission was made by the Office of Fair Trading following an investigation by them of the aggregates sector. Those companies and persons invited to participate in the MIR are required by law to comply with certain requests for information and, if necessary, to attend hearings. Our subsidiaries in the United Kingdom were invited to participate in the MIR and fully cooperated. The UK Commission issued its full Provisional Findings Report on May 23, 2013, in which it provisionally found that there was a combination of structural and conduct features that gave rise to an adverse effect on competition in the Great Britain cement markets and an adverse effect on competition as a result of contracts involving certain major producers for the supply of granulated blast furnace slag and for the supply of ground granulated blast furnace slag. The UK Commission has not identified any problems with the markets for aggregates or ready-mix concrete. The possible remedies the UK Commission listed include, among others, the divestiture of cement production capacity and/or ready-mix concrete plants by one or more of the top three cement producers and the creation of a cement buying group. On October 8, 2013, the UK Commission announced its provisional decision on remedies which not required CEMEX to divest any of its assets in the United Kingdom. On January 14, 2014, the UK Commission published its Final Report which followed the earlier provisional decision in regards any remedies for our subsidiaries in the United Kingdom. The UK Commission made changes to the provisional decision in its Final Report regarding the supply of granulated blast furnace slag and for the supply of ground granulated blast furnace slag by the other major participants in the MIR. As of March 31, 2015, the issuance of the Final Report did not have a material adverse impact on our results of operations, liquidity and financial condition.

Antitrust Cartel Litigation in Germany. On August 5, 2005, Cartel Damages Claims, SA (“CDC”), a Belgian company established by two lawyers in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office, with the express purpose of purchasing potential damages claims from cement consumers and pursuing those claims against the alleged cartel participants, filed a lawsuit in the District Court in Düsseldorf, Germany (“Düsseldorf District Court”) against CEMEX Deutschland AG and other German cement companies originally claiming €102 million (approximately U.S.$109.52 million as of January 31, 2015, based on an exchange rate of €0.9313 to U.S.$1.00), which later increased to €131 million (approximately U.S.$140.66 million as of March 31, 2015, based on an exchange rate of €0.9313 to U.S.$1.00), in damages related to alleged price and quota fixing by German cement companies between 1993 and 2002. On February 21, 2007, the Düsseldorf District Court allowed this lawsuit to proceed without going into the merits of this case by issuing an interlocutory judgment. All defendants appealed, but the appeal was dismissed on May 14, 2008.

On a hearing on the merits of this case that was held on March 1, 2012, the Düsseldorf District Court revealed several preliminary considerations on relevant legal questions and allowed the parties to submit their plea and reply on May 21, 2012. After several court hearings, on December 17, 2013 the Düsseldorf District Court issued a decision on closing the first instance. By this decision, all claims brought to court by CDC were dismissed. The court held that the manner in which CDC obtained the claims from 36 cement purchasers was illegal given the limited risk it faced for covering the litigation costs. The acquisition of the claims also breached rules that make the provision of legal advice subject to public authorization. On January 15, 2014, CDC filed an appeal to the Higher Regional Court in Düsseldorf, Germany, and thereafter submitted reasons for their appeal. A court hearing took place on November 12, 2014 and a date for issuing a decision was set for February 18, 2015. On February 18, 2015, the Court of Appeals in Düsseldorf fully rejected CDC’s appeal and maintained the first instance decision. The Court of Appeals in Düsseldorf expressly did not admit a second appeal against this decision which can be challenged by CDC by filing a complaint within one month after service of the written decision. CDC did not file a complaint against the decision and, therefore, as of March 31, 2015, the Court of Appeals decision is final and binding.

Antitrust Cases in Egypt. Regarding the separate lawsuits filed by two Egyptian contractors on July 29, 2009 against four cement producers, including ACC, demanding compensation from the four cement producers in the amount of approximately 5 million Egyptian Pounds (approximately U.S.$656,512.91 as of March 31, 2015, based on an exchange rate of Egyptian Pounds 7.6160 to U.S.$1.00) from each defendant, ACC was released from one of the claims on May 2010 and the other case was dismissed and all charges against ACC were dropped. The plaintiffs filed their appeal to this ruling before the Court of Cassation and on June 22, 2014, the Court of Cassation dismissed the case.

These cases were the first of their kind in Egypt due to the enactment of the Law on Competition Protection and Prevention of Monopolistic Practices No. 3 in 2005. Even if we prevailed, these claims could in the future have an adverse impact on our results of operations, liquidity and financial condition if they were to become a precedent and create a risk of similar claims being filed and resolved adversely to us in the future.

Antitrust Case in Florida. On October 26, 2010, CEMEX, Inc. received an Antitrust Civil Investigative Demand from the Office of the Florida Attorney General, which seeks documents and information in connection with an antitrust investigation by the Florida Attorney General into the ready-mix concrete industry in Florida. As of March 31, 2015, CEMEX, Inc. has complied with the Office of the Florida Attorney General with respect to the documents and information requested by the civil investigative demand, and it is unclear, as of March 31, 2015, whether any formal proceeding will be initiated by the Office of the Florida Attorney General or, if such proceedings are initiated, if any adverse decision against us resulting from the investigations would be made or if such decision would have a material adverse impact on our results of operations, liquidity and financial condition.

Antitrust Case in Ohio. On October 2013, a nonstructural steel manufacturing joint venture in which CEMEX, Inc. has an indirect majority interest, other nonstructural steel manufacturers, and related associations were named as defendants in a lawsuit filed in Ohio State Court alleging a conspiracy among the defendants to adopt sham industry standards with a goal to exclude the plaintiffs’ products from the market. The proceedings are in the discovery stage. While we continue to vigorously deny any claims, it is unclear if any adverse decision against the joint venture in this litigation would be made or if such decision would have a material adverse impact on our results of operations, liquidity and financial condition.

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

The investigated parties are accused of allegedly breaching: (i) Article 1 of Law 155 of 1959, which prohibits any kind of practice, procedure or system designed to limit free competition and determining or maintaining unfair prices; (ii) numeral 1 of Article 47 of Decree 2153 of 1992, which prohibits any agreements designed to directly or indirectly fix prices; and (iii) numeral 3 of Article 47 of Decree 2153 of 1992, which prohibits any market sharing agreements between producers or between distributors. Additionally, the fourteen executives, including a former legal representative and the current President of CEMEX Colombia, are being investigated for allegedly breaching paragraph 16 of Article 4 of Decree 2153 of 1992, as amended by Article 26 of Law 1340 of 2009, which provides that the SIC may investigate and sanction any individual who collaborates, facilitates, authorizes, executes or tolerates behavior that violates free competition rules. Although the SIC announced three charges, only two of them were under investigation, namely, price fixing agreements and market sharing agreements.

If the alleged infringements investigated by the SIC are substantiated, aside from any measures that could be ordered to stop the alleged anti-competitive practices, the following penalties may be imposed against CEMEX Colombia pursuant to Law 1340 of 2009: (i) up to 100,000 times the legal monthly minimum wage, which equals approximately 58,950 million Colombian Pesos (approximately U.S.$22.88 million as of March 31, 2015, based on an exchange rate of 2,576.05 Colombian Pesos to U.S.$1.00) for each violation and to each company being declared in breach of the competition rules, and (ii) up to 2,000 times the legal monthly minimum wage, which equals approximately 1,179 million Colombian Pesos (approximately U.S.$457,677.45 as of March 31, 2015, based on an exchange rate of 2,576.05 Colombian Pesos to U.S.$1.00) against those individuals found responsible of collaborating, facilitating, authorizing, executing or tolerating behavior that violates free competition rules. On December 18, 2014, a hearing regarding this matter took place and the parties involved presented their closing arguments. A non-binding report which contains an analysis of all evidence gathered during the investigation and which could provide a recommendation to impose sanctions or to close the investigation is expected to be issued by the Superintendent Delegate for Competition Protection for the benefit of the SIC’s Superintendent of Industry and Commerce. As of March 31, 2015, this non-binding report has not been issued. Once the non-binding report is issued, the investigated parties will have twenty business days to file their final arguments against it. A decision by the SIC on this matter is expected during the remainder of 2015. If the SIC decides to impose a sanction against CEMEX Colombia, we have the possibility of filing several recourses that are available to us, including a reconsideration request before the SIC and, if the reconsideration request does not succeed, challenging the validity of the SIC’s decision before the Colombian Administrative Courts, which could take more than six years in order to have a final decision. At this stage of the investigations, as of March 31, 2015, we are not able to assess the likelihood of the SIC imposing any measures and/or penalties against CEMEX Colombia, but if any penalties are imposed, as we do not expect such penalties would be for the maximum amounts permitted by applicable laws and because there are recourses available to us that would take a considerable amount of time to get resolved, we do not expect this matter to have a material adverse impact on our results of operations, liquidity and financial condition.

Environmental Matters

In the ordinary course of business, we are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental damage or contamination. These laws and regulations expose us to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities and, in some cases, the acts and omissions of the previous owners or operators of a property or facility. Furthermore, in some jurisdictions, certain environmental laws and regulations impose liability without regard to fault or the legality of the original activity at the time of the actions giving rise to liability.

To prevent, control and remediate environmental problems and maintain compliance with regulatory requirements, in line with our global initiatives on environmental management, we maintain an environmental policy designed to monitor and control environmental matters. Our environmental policies require that each of our subsidiaries respect and comply with local laws and meet our own internal standards to minimize the use of non-renewable resources and the generation of hazardous and other wastes. We use processes that are designed to reduce the impact of our operations on the environment throughout all the production stages in all our operations worldwide. In addition, during 2012 we started the implementation of a global Environmental Management System (EMS) at our operating sites that provides a framework to facilitate the consistent and systematic implementation of practical, risk-based environmental management at all sites. As of March 31, 2015, we expect to finish the implementation of the EMS at all of our operating sites by 2015. It will be used to support sites and businesses across CEMEX globally to document, maintain and continuously improve our environmental performance. We believe that, as of March 31, 2015, a substantial part of our operations already comply with all material environmental laws applicable to us, as all our cement plants already have some kind of EMS (most of which are ISO 14000 certified), with the remaining implementation efforts directed mainly on our aggregates and ready-mix plants.

We regularly incur capital expenditures that have an environmental component or that are impacted by environmental regulations. However, we do not keep separate accounts for such mixed capital and environmental expenditures. Environmental expenditures that extend the life, increase the capacity, improve the safety or efficiency of assets or are incurred to mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred. For the years ended December 31, 2012, 2013 and 2014, our sustainability capital expenditures (including our environmental expenditures and investments in alternative fuels and cementitious materials) were approximately U.S.$139 million, approximately U.S.$95 million and approximately U.S.$85.1 million, respectively. Our environmental expenditures may materially increase in the future.

The following is a discussion of environmental regulations and related matters in our major markets.

Mexico. We were one of the first industrial groups in Mexico to sign an agreement with the Mexican Ministry of Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales), or SEMARNAT, to carry out voluntary environmental audits in our 15 Mexican cement plants under a government-run program. In 2001, the Mexican Environmental Protection Agency (Procuraduría Federal de Protección al Ambiente), or PROFEPA, which is part of SEMARNAT, completed the audit of our cement plants and awarded each of them a Clean Industry Certificate (Certificado de Industria Limpia) certifying that our cement plants are in full compliance with applicable environmental laws. The Clean Industry Certificates are subject to renewal every two years. As of March 31, 2015, our operating cement plants had Clean Industry Certificates or were in the process of renewing them. We expect the renewal of all currently expired Clean Industry Certificates.

For over a decade, the technology for recycling used tires into an energy source has been employed in our plants located in Ensenada and Huichapan. By the end of 2006, all our cement plants in Mexico were using tires as an alternative fuel. Municipal collection centers in the cities of Tijuana, Mexicali, Ensenada, Mexico City, Reynosa, Nuevo Laredo and Guadalajara currently enable us to recycle an estimated 10,000 tons of tires per year. Overall, approximately 16.33% of the total fuel used in our operating cement plants in Mexico during 2014 was comprised of alternative fuels.

Between 1999 and March 31, 2015, our operations in Mexico have invested approximately U.S.$104.26 million in the acquisition of environmental protection equipment and the implementation of the ISO 14001:2004 environmental management standards of the International Organization for Standardization (“ISO”). The audit to obtain the renewal of the ISO 14001:2004 certification took place during the first quarter of 2015 and our operating cement plants in Mexico obtained the renewal of the ISO 14001:2004 certification for environmental management systems which is valid for a three year period.

On June 6, 2012 the General Law on Climate Change (Ley General de Cambio Climático), or the Climate Change Law, was published in the Mexican Official Gazette. The Climate Change Law establishes a legal framework to regulate policies for climate change mitigation and adaptation. Many important provisions require the development of secondary legislation, and depend on the publication of subsequent implementing regulations, which were expected to take place within the twelve months following the publication of the Climate Change Law. Because secondary legislation has not yet been developed and corresponding regulations have not yet been implemented, at this stage, as of March 31, 2015, we do not have sufficient information to determine whether or not the measures that may be taken by the Mexican federal government in connection with the Climate Change Law will have a material impact on our business or operations. For instance, the Climate Change Law provides for the elaboration of a registry of the emissions that are generated by fixed sources. However, the detailed guidelines for reporting, including the scope and methodologies for calculation, will be developed by implementing regulations yet to be developed. Companies that are required to report their emissions and fail to do so or that report false information will be fined. We do not expect any negative impact from this development as we already report our direct and indirect carbon dioxide emissions to SEMARNAT under a voluntary scheme. The Climate Change Law also allows for the establishment of specific greenhouse gas reduction targets in accordance with the respective contribution of each economic sector to the national greenhouse gas emissions. We cannot estimate at this time the impact, if any, that any measures related to this may have upon our operations in Mexico. Although the Climate Change Law does not establish a program for emissions trading, it does vest on the Mexican federal government the power to create, authorize and regulate such a scheme, which may be voluntary or binding. We are closely observing the development of implementing regulations and cannot estimate at this time the impact, if any, that any measures related to this may have upon our operations in Mexico. A Special Tax on Production and Services (Impuesto Especial Sobre Producción y Servicios) on the sale of fossil fuels was included in the tax reform that became effective on January 1, 2014. Starting January 1, 2014, petroleum coke, a primary fuel widely used in our kilns in Mexico has been taxed at a rate of Mexican Ps15.60 (approximately U.S.$1.02 as of March 31, 2015, based on an exchange rate of Mexican Ps15.27 to U.S.$1.00) per ton.

On August 12, 2014, a package of energy reform legislation became law in Mexico. The newly enacted energy reform legislation, which includes nine new laws, as well as amendments to existing laws, implements the December 2013 constitutional energy reform and establishes a new legal framework for Mexico’s energy industry. One of the new laws that was enacted is the new Electric Industry Law (Ley de la Industria Eléctrica), or the Electric Industry Law, which establishes a legal framework for electricity-related activities in Mexico, which has the effect of structurally changing the national electric industry. On October 31, 2014, certain rules and regulations related to the energy reform legislation, including the regulations of the Electric Industry Law, were published. As part of the Electric Industry Law, a system for tradable clean energy certificates was created and certain clean energy procurement obligations were imposed on consumers. On March 31, 2015, the clean energy procurement obligation for 2018 was announced at 5%, and this requirement is expected to increase in subsequent years. CEMEX’s operations in Mexico have ongoing commitments to procure power from renewable projects operating under the “self-supply” framework of the former Electric Energy Public Service Law, and the energy supplied under these contracts is exempted from the clean energy obligation. Nonetheless, starting in 2018, we may still be required to acquire clean energy certificates to comply with the clean energy obligations for the fraction of energy supply that does not come from clean generators. At this stage, as of March 31, 2015, we do not have sufficient information to determine whether or not the energy reform legislation, and in particular the Electric Industry Law, will have a material impact on our business or operations.

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

As of March 31, 2015, CEMEX, Inc. and its subsidiaries had accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately U.S.$29.92 million. The environmental matters relate to (i) the disposal of various materials, in accordance with past industry practice, that might be categorized as hazardous substances or wastes, and (ii) the cleanup of hazardous substances or wastes at sites used or operated by CEMEX, Inc. and its subsidiaries including discontinued operations, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages, and a final resolution might take several years. For purposes of recording the provision, CEMEX, Inc. and its subsidiaries consider that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed to date, CEMEX, Inc. does not believe it will be required to spend significant sums on these matters, in excess of the amounts previously recorded. The ultimate cost that might be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work, and negotiations with, or litigation against, potential sources of recovery have been completed.

In 2007, the EPA launched a CAA enforcement initiative against the U.S. cement industry. The primary goal of the initiative is to assess the industry’s historic compliance with the CAA’s New Source Review program and to reduce emissions from the industry through the installation of add-on controls. CEMEX has actively engaged with the EPA on its investigations, which involve multiple CEMEX facilities, and has entered into three settlements involving a total of U.S.$4.4 million in civil penalties and a commitment to incur certain capital expenditures for pollution control equipment at its Victorville, California, Fairborn, Ohio and Lyons, Colorado plants. Although some of these proceedings are still in the initial stages, based on our past experience with such matters and currently available information, as of March 31, 2015, we believe that such cases will not have a material adverse impact on our results of operations, liquidity and financial condition.

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

In June 2010, EPA proposed regulating Coal Combustion Residuals (“CCRs”) generated by electric utilities and independent power producers as a hazardous or special waste under the Resource Conservation and Recovery Act. CEMEX uses CCRs as a raw material in the cement manufacturing process, as well as a supplemental cementitious material in some of our ready-mix concrete products. On December 19, 2014, the EPA issued a final rule on the regulation of CCRs (the “Final Rule”). As of March 31, 2015, we believe that the effects of the Final Rule should not have a material impact on us.

We are subject to a number of federal and state laws and regulations addressing climate change. On the federal side, EPA has promulgated a series of regulations pertaining to emissions of GHGs from industrial sources. EPA issued the Mandatory Reporting of GHGs Rule, effective December 29, 2009, which requires certain covered sectors, including cement manufacturing, with GHG emissions above an established threshold to inventory and report their GHG emissions annually on a facility-by-facility basis. In 2010, EPA issued a final rule that establishes GHG thresholds for the New Source Review Prevention of Significant Deterioration (“PSD”) and Title V Operating Permit programs. The rule “tailors” the requirements of these CAA permitting programs to limit which facilities will be required to obtain PSD and Title V permits for GHG emissions. Cement production facilities are included within the categories of facilities required to obtain permits, provided that their GHG emissions exceed the thresholds in the tailoring rule. The PSD program requires new major sources of regulated pollutants and major modifications at existing major sources to secure pre-construction permits, that establish, among other things, limits on pollutants based on Best Available Control Technology (“BACT”). According to EPA’s rules, stationary sources, such as cement manufacturing, which are already regulated under the PSD program for non-GHG pollutants, need to apply for a PSD permit for any GHG emissions increases above 75,000 tons/year of carbon dioxide equivalent (“CO2E”). Therefore, new cement plants and existing plants undergoing modification which are major sources for non-GHG pollutants regulated under the CAA need to acquire a PSD permit for construction or modification activities that increase CO2E by 75,000 or more tons/year, and would have to determine and install BACT controls for those emissions. Furthermore, any new source that emits 100,000 tons/year of CO2E or any existing source that emits 100,000 tons/year of CO2E and undergoes modifications that would emit 75,000 tons/year of CO2E, must comply with PSD obligations. Complying with these PSD permitting requirements can involve significant costs and delay. The costs of future GHG-related regulation of our facilities through these efforts or others could have a material economic impact on our U.S. operations and the U.S. cement manufacturing industry.

With respect to state efforts to address climate change, in 2006, the State of California adopted the Global Warming Solutions Act (Assembly Bill 32 or “AB32”) setting into law a goal to reduce the State’s carbon dioxide emissions to 1990 levels by 2020. As part of the measures derived from AB32, the California Air Resources Board (“CARB”) developed a cap-and-trade program, enforced from 2013, that covers most industrial sources of greenhouse gas emissions in the State, including cement production facilities. The program involves allocating a number of allowances free of charge to covered installations, which must subsequently surrender back to the regulator a number of allowances or qualified offset credits matching their verified emissions during the compliance period. Based on the free allowances received for the first compliance period (2013-2014), we expect that our Victorville cement plant will have enough free allowances to meet all of its compliance obligations for that period without a material impact on its operating costs. Furthermore, we are actively pursuing initiatives to substitute lower carbon fuels for fossil fuels, improve our energy efficiency and utilize renewable power in an effort to economically reduce our direct and indirect GHG emission intensities. However, even with these ongoing efforts and the expected distribution of free allowances, we cannot assure you that the overall costs of complying with a cap-and-trade program will not have a material impact on our operations in California.

In 2007, CARB approved a regulation that requires California equipment owners/operators to reduce diesel particulate and nitrogen oxide emissions from in-use off-road diesel equipment and to meet progressively more restrictive emission targets. In 2008, CARB approved a similar regulation for in-use on-road diesel equipment. The emission targets requires us to retrofit our California-based equipment with diesel emission control devices or replace equipment with new engine technology in accordance with certain deadlines. As of March 31, 2015, compliance with the CARB regulations has resulted in equipment related expenses or capital investments, including overhauling engines and purchases of new equipment directly related to the CARB regulations, in excess of U.S.$30.7 million. We may continue to incur substantial expenditures to comply with these requirements.

Europe.

General overview of EU industrial regulation

In the European Union, the cement sector is subject to a range of environmental laws at EU and national Member State levels. These laws can be very broadly categorized as (1) primary and direct controls placed upon their main operational activities and (2) more general legal regimes which protect different aspects of the environment across many sectors.

The primary examples of the first kind of control are the various laws governing the specific operational activities of the sector, through stringent permitting and emissions controls, which are dealt with in the main sub-section below. Examples of the second, more general, legal controls are the EU Water Framework Directive (2000/60/EC) and the EU Waste Framework Directive (2008/98/EC) which impose various obligations in relation to protection of the surface and underground water environments and the recovery, disposal and overall management of waste. In practice, the applicable substance of even these more general laws tends to filter through to the industry via the direct route of the permitting emissions control systems. However, it is important to recognize that in the EU the sector is subject to a complex web of different environmental protection laws and standards.

The EU legal system also operates in a way different to federal systems. The EU legal regime is what is referred to as ‘supra-national’ law. It sits ‘above’ the legal systems of the different Member States, which retain their independence subject to tight oversight from the EU institutions, especially the Court of Justice, the European Commission, and the European Parliament. As such, EU law operates (in its many fields of application, including industrial regulation) in order to ‘control’ and authoritatively interpret the legislation and implementation of law (EU and domestic) in those Member States. One of the key manifestations of this ‘supra-national control’ are the inter-related doctrines of the supremacy of EU law and of conforming interpretation. Essentially, where an area of legal control in a Member State has its origin in an EU Directive, then the Member States must transpose the Directive fully and effectively into their domestic law and every organ of the Member State, including its regulators and its Courts, must interpret (and if necessary change) domestic law in order to conform with the objectives and the letter of the relevant EU Directive. This is of relevance to the cement sector since almost every aspect of its environmental regulation has its origins in EU legislation.

EU Industrial Permits and Emissions Controls

In the European Union, the primary legal environmental controls applied to cement plants have been those EU Directives which control operational activities and emissions from those activities. Until recently, these controls were primarily derived from two EU Directives: (1) the so-called “IPPC Directives” and (2) the Incineration Directive (as defined below). On January 6, 2011, the Industrial Emissions Directive (2010/75/EU) (“IED”) came into force. The IED recasts seven pieces of existing legislation into a single coherent legislative instrument, including the IPPC Directives and the Incineration Directive, both of which it repeals. With some exceptions, the IED retains the essential substance of the earlier Directives.

The primary EU legislative control over the sector (until the transition between 2010-2014 of the 2010 Directive) was the Directive on Integrated Pollution Prevention and Control (2008/1/EC) (“IPPC Directive”). The 2008 version of this Directive was in fact an update and consolidation of an earlier Directive first promulgated in 1996. Since 1996, these IPPC Directives have adopted an integrated approach to regulation of various sectors of industrial plant, including cement, by taking into account and controlling/regulating the whole environmental performance of the plant. They required cement works to have a permit which, until recently in England and still in some other states, continues to be referred to as an “IPPC Permit”. These permits contain emission limit values and other conditions based on the application of (what was in 1996) a new legal and technical concept called “best available techniques” (“BAT”).

The concept of BAT is central to the system, and effectively imposes a legal obligation on plant operators to use and apply the best available techniques (as they develop from time to time) in order to prevent or, where this was not practicable, minimize emissions of pollutants likely to be emitted in significant quantities from the plant to air, water or land. Emission limit values, parameters or equivalent technical measures must be based on the best available techniques, without prescribing the use of one specific technique or technology and taking into consideration the technical characteristics of the installation concerned, its geographical location and local environmental conditions. In all cases the permit conditions must ensure a high level of protection for the environment as a whole.

Permit conditions also had to address energy efficiency, waste minimization, prevention of accidental emissions and site restoration. To assist the permitting authorities and companies in determining the BAT, the European Commission organized an exchange of information between experts from the member states, industry and environmental organizations. This resulted in the adoption and publication by the European Commission of BAT Reference Documents (“BREFs”) for the industry sectors covered by the IPPC Directive. A key element of the BREFs were the conclusions on BAT (“BAT conclusions”) which were used as a reference for setting permit conditions. All of these IPPC Directive requirements have been followed through (and in some respects tightened) by the IED.

The second earlier Directive, which was applied in direct control of cement operations, was the EU Waste Incineration Directive (2000/76/EC) (“Incineration Directive”) which regulated those parts of the cement operation that used recovered waste materials as substitute fuels in cement kilns. Its aim was to prevent or limit, as far as practicable, negative effects on the environment, in particular pollution by emissions in air, soil, surface water and groundwater and the resulting risks to human health, from incineration and co-incineration plants. Cement and lime kilns as a primary or secondary source of fuel fall within the definition of “co-incineration plants”. The Incineration Directive sought to achieve its aim by setting and maintaining stringent operational conditions and technical requirements, as well as emission limit values for a range of pollutants including dust, nitrogen oxides, sulfur dioxide, hydrogen chloride, heavy metals and dioxins. Again, the essential substance of the Incineration Directive has been followed through into the IED.

On January 6, 2011, the IED came into force. The IED has applied to new industrial installations since January 7, 2013 and to existing industrial installations (other than large combustion plants) since January 7, 2014. Under the IED, operators of industrial installations, including cement plants, are required to obtain an integrated permit from the relevant permitting authority in the member states. As with the IPPC Directive, permit conditions, including emission limit values, must be based on BAT and a total of 35 BREFs are being rewritten or revised for the

IED. However, there is an important difference between the IPPC Directive and the IED. Under the IPPC Directive, the BREFs were considered as guidance only. This is not the case under the IED. Where BAT conclusions specify emission levels, permitting authorities are required to set emission limit values that do not exceed these levels. They may derogate from this requirement only where the costs associated with the achievement of the emission levels associated with the BAT disproportionately outweigh the environmental benefits due to the geographical location, the local environmental conditions or the technical characteristics of the installation concerned. The permitting authorities must document the reasons for the derogation from the emission limit values in the permit, including the result of the cost-benefit assessment. In April 2013, the European Commission published new BAT conclusions under the IED for Production of Cement, Lime and Magnesium Oxide, together with specific emission levels. It is the European Commission Decision No. 2013/163/EU that established the best available techniques (BAT) conclusions under Directive 2010/75/EU of the European Parliament and of the Council on industrial emissions for the production of cement, lime and magnesium oxide. This document sets out an extensive list of technical requirements for most aspects of the cement manufacture process in the EU, with a view to prevention and minimization of all polluting emissions. While it is too early to assess what impact the IED will have on our operations, it is reasonable to assume that there will be an impact given the change in regulatory approach heralded by the legislation and the fact that it will be key to the permitting of the cement industry in the EU.

EU Emissions Trading

In 1997, as part of the United Nations Framework Convention on Climate Change, the Kyoto Protocol was adopted to limit and reduce GHG emissions. The Kyoto Protocol set legally binding emission reduction targets for 37 industrialized countries and the European Union. Under the Kyoto Protocol, industrialized countries agreed to reduce their collective GHG emissions by 5% against 1990 levels over the five year period 2008-2012 (“first commitment period”); future mandatory targets were expected to be established for commitment periods after 2012. To compensate for the sting of binding targets, the Kyoto Protocol allows three “flexibility” mechanisms to be used by parties in meeting their emission limitation commitments: the CDM, Joint Implementation (“JI”) and International Emissions Trading.

In 2012, at the UN Climate Change Conference in Doha, Qatar, the Doha Amendment to the Kyoto Protocol was adopted. Certain parties, including the UK and the European Union, committed to reduce GHG emissions by at least 18% below 1990 levels in the eight year period from 2013 to 2020 (“second commitment period”).

Our operations in the United Kingdom, Spain, Germany, Latvia, Poland, Croatia (since 2013) and Czech Republic, are subject to binding caps on CO2 emissions imposed pursuant to the European Union’s emissions trading system (“ETS”) that was established by Directive 2003/87/EC to implement the Kyoto Protocol. Under the ETS, a cap or limit is set on the total amount of CO2 emissions that can be emitted by the power plants, energy-intensive installations (including cement plants) and commercial airlines that are covered by the system. The cap is reduced over time, so that the total amount of emissions will decrease. Within the cap, companies receive or buy emission allowances. These allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that are not reaching their emissions objectives. After each year, a company must surrender enough carbon allowances to cover all its emissions. Failure to meet the emissions caps is subject to significant monetary penalties.

In addition to carbon allowances, the ETS also allows the use of Kyoto Protocol units: the Emission Reduction Unit, representing a metric ton of carbon saved by a project under the JI mechanism, and the Certified Emission Reduction unit under the CDM. The ETS recognizes these units as equivalent to its carbon allowances and allows them to be used by companies for compliance up to a certain limit to offset their carbon emissions in the EU. We have registered 19 CDM projects; in total, these projects have the potential to reduce almost 2.44 million tons of CO2-E emissions per year. Croatia, as a new entrant, has a right to use only 4.5% of its verified carbon emissions in relation to other EU ETS members which have a right to use 11% of their verified carbon emissions.

The ETS consists of three trading phases: Phase I which lasted from January 1, 2005 to December 31, 2007, Phase II, which lasted from January 1, 2007 to December 31, 2012, and was intended to meet commitments under the Kyoto first commitment period, and Phase III which commenced on January 1, 2013 and will end on December 31, 2020. For Phase III of the ETS there is also a cap on nitrous oxide and perfluorocarbons (PFC) emissions. Prior to the commencement of each of ETS Phases I and II, each member state was responsible for publishing its National Allocation Plan (“NAP”), a document which sets out a national cap on the total amount of carbon emissions by all installations during each relevant trading phase and the methodology by which the cap would be allocated to the different sectors in the ETS and their respective installations. Each member state’s cap contributed to an overall EU cap on emissions, where one carbon allowance must be surrendered to account for 1 metric ton of carbon emitted. The carbon allowances were mostly distributed for free by each member state to its ETS installations, although some member states also used a fraction of their material cap for auctioning, mainly to power generators. Under ETS Phase III, however, the system of NAPs has been replaced by a single EU-wide, top-down, cap on CO2 emissions, with allocation for all installations made according to harmonized EU rules and set out in each member state’s National Implementation Measures (“NIM”). Additional restrictions have been introduced on the extent to which Kyoto Protocol units can be used to offset EU carbon emissions, and auctioning, not free allocation, has become the default method for distributing allowances. For those allowances that are still given away free, as discussed below, harmonized rules apply based on EU-wide benchmarks of emissions performance.

EU policymakers see the free allocation of allowances as a principle way to reduce the risk of carbon leakage—that is, the risk that energy-intensive industries, facing higher costs because of the ETS, will move their facilities beyond the EU’s borders to countries that do not have climate change controls, thus resulting in a leakage of CO2 emissions without any environmental benefits. In 2009, a list of ETS sectors deemed to be at significant risk of carbon leakage was formally adopted by the European Commission, following agreement by member states and the European Parliament. The list which was valid from 2010 to 2014 included the cement production sector, on the basis that the additional costs imposed by the ETS would lead to a 30% or more increase in production costs as a proportion of the “gross value added.” A decision on the list of sectors deemed to be at significant risk of carbon leakage for the period 2015-2019 was adopted by the European Commission on October 29, 2014 and the cement production sector resulted selected again. Sectors classified as deemed to be at significant risk of carbon leakage will continue to receive 100% of their benchmark allocation of allowances free of charge during Phase III, adjusted by a cross-sectoral correction factor that is being applied uniformly upon all participating facilities in Europe in order to reduce the amount of free allocation that each installation so that the total sum does not exceed the authorized EU-wide cap for free allocation. By contrast, sectors that are not considered at risk of carbon leakage received 80% of their benchmark allowances for free in 2013, declining to 30% by 2020.

On April 27, 2011, the European Commission adopted Decision 2011/278/EU that states the rules, including the benchmarks of greenhouse gas emissions performance, to be used by the Member States in calculating the number of allowances to be annually allocated for free to industrial sectors (such as cement) that are deemed to be exposed to the risk of “carbon leakage.” The number of allowances to be allocated to installations for free will be based on a combination of historic activity levels at that installation and an EU benchmark of carbon efficiency for the production of a particular product—for example, clinker. An installation’s historic activity level is calculated by taking the median of its annual production levels during the baseline period, either 2005 to 2008 or, where historic activity levels are higher, 2009/10. The product benchmark is based on the average carbon emissions of the top 10% most “carbon efficient” EU installations for a particular product during 2007/8, where carbon efficiency is measured by carbon intensity or carbon emission per metric ton of product. Preliminary allocation calculations based on the rules were carried out by each Member State and included in a NIM table which was sent for scrutiny to the European Commission. On September 5, 2013, the European Commission adopted Decision 2013/448/EU which approved the NIMs submitted by most Member States and by which the figures for the annual cross-sectoral correction factor were determined for the period 2013-2020. According to this Decision, the free allocation to each installation is to be adjusted by a cross-sectoral correction factor laid down in the Decision which will vary each year, as foreseen by the ETS legislation. This is to ensure that the total amount handed out for free does not exceed a maximum set in the ETS Directive. The application of this cross-sectoral correction factor results in an important decrease in the quantity of allowances that our ETS-participant operations expect to receive for free in the 2013-2020 period.

On February 26, 2014, the European Commission adopted a Decision on national allocation allowances for the last group of Member States including Croatia, which was granted 5.56 million of free allowances. Thereafter, a regularly updated allocation table showing the number of allowances that have been allocated per Member State will be published on the European Commission’s website. Based on the European Commission approved NIMs that have been published in the first quarter of 2014, we expect that the aggregate amount of allowances that will be annually allocated for free to CEMEX in Phase III of the ETS will be sufficient to operate. However, this has always been based on the assumption that the cement industry continues to be considered at significant risk of carbon leakage for the period 2015-2019 following the summer/fall 2014 review of the qualifying industries by the European Commission. A determination that the cement industry should no longer be regarded as at significant risk of carbon leakage could have a material impact on our operations and our results of operations, liquidity and financial condition.

However, on October 27, 2014, the European Commission issued Decision Number 2014/746/EU determining, pursuant to Directive 2003/87/EC of the European Parliament and of the Council, a list of sectors and subsectors which are deemed to be exposed to a significant risk of carbon leakage, for the period 2015 to 2019. The Commission assessed 245 industrial sectors and 24 subsectors classified under the ‘Mining and quarrying’ and ‘Manufacturing’ divisions of the NACE classification. The sectors and subsectors listed in point 1 of the Annex to the Decision are deemed to meet the relevant criteria and deemed as exposed to a significant risk of carbon leakage. This list includes NACE Codes 2351 “Manufacture of Cement” and 2352 “Manufacture of Lime and Plaster”. This Decision took effect on January 1, 2015.

An installation can only receive its full allocation of free allowances if it is deemed to have not partially ceased under the “partial cessation rule” of the ETS. Partial cessation applies where a sub-installation which contributes at least 30% of the installation’s final annual amount of emissions allocated, or contributes to more than 50,000 allowances, reduces its activity level by at least 50% of its historic activity levels. If activity levels are reduced to between 50% and 75% of the historic activity level, the amount of free carbon allowances the sub-installation will receive will reduce by half in the following year; if activity levels are reduced by 75% to 90% compared to historic activity levels, the amount of free carbon allowances the sub-installation will receive will reduce by 75% in the following year; and if activity levels are reduced by 90% or more compared to historic activity levels, no allowances shall be allocated free of charge the following year in respect of the sub-installation concerned. This represents a change from ETS Phase II, in which the rules for partial cessation were defined by each member state’s NAP and often did not result in any reduction in the level of free allocation, but an installation was no longer entitled to a free allocation from the following year if it had permanently ceased operating. The new rules are therefore more stringent, and to the extent that they result in our plants foregoing free carbon allowances, they could represent a significant loss of revenue to us, since carbon allowances are also tradable.

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

Landfills

In Great Britain, future expenditure on closed and current landfill sites has been assessed and quantified over the period in which the sites are considered to have the potential to cause environmental harm, generally consistent with the regulatory view of up to 60 years from the date of closure. The assessed expenditure relates to the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure. The costs have been quantified on a net present value basis in the amount of approximately £131.2 million (approximately U.S.$194.57 million as of March 31, 2015, based on an exchange rate of £0.6743 to U.S.$1.00) as of March 31, 2015, and we made an accounting provision for this amount at March 31, 2015.

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

United States. Cement imported into the United States from Cuba and North Korea is subject to custom duties depending on the specific type of cement. Imports into the United States from Cuba and North Korea are generally prohibited due to the U.S. import/export controls and economic sanctions. In order to import cement and other products into the United States from Cuba or North Korea, an importer would be required to obtain a license from the U.S. government or otherwise establish the existence of a license exception.

Cement imports from Russia into the United States are currently duty free, however, certain Russian, Ukrainian, and other individuals and entities on U.S. government lists of specially designated nationals and prohibited parties, may be subject to U.S. import/export controls and other sanctions that prohibit transactions (including import transactions) with such persons without a license.

Europe. Member countries of the European Union are subject to the uniform European Union commercial policy. There is no tariff on cement imported into a country that is a member of the European Union from another member country or on cement exported from a European Union country to another member country. As of March 31, 2015, for cement imported into a member country from a non-member country, the tariff was 1.7% of the customs value. Any country with preferential treatment with the European Union is subject to the same tariffs as members of the European Union. Most Eastern European producers exporting cement into European Union countries currently pay no tariff.

Tax Matters

Mexico. Pursuant to amendments to the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) that became effective on January 1, 2005 (the “2005 Tax Reform”), Mexican companies with direct or indirect investments in entities incorporated in foreign countries, whose income tax liability in those countries is less than 75% of the income tax that would be payable in Mexico, were required to pay taxes in Mexico on passive income, such as dividends, royalties, interest, capital gains and rental fees obtained by such foreign entities, except for income derived from entrepreneurial activities in such countries, which were not subject to tax under these amendments. We filed two motions in the Mexican federal courts challenging the constitutionality of the 2005 Tax Reform and obtained a favorable ruling from the lower Mexican federal court. However, on September 9, 2008, the Mexican Supreme Court, on appeal, ruled against our constitutional challenge of the controlled foreign corporation tax rules in effect in Mexico for tax years 2005 to 2007. Because the Mexican Supreme Court’s decision did not pertain to an amount of taxes due or other tax obligations, we had the right to self-assess any taxes due through the submission of amended tax returns. On March 1, 2012 and July 5, 2012, we self-assessed the taxes, filed the amended tax returns and paid 20% of the self-assessed amounts corresponding to the 2005 and 2006 tax years, respectively. The remaining 80% were to be paid in January 2013 and July 2013, respectively. No taxes were due in connection to the 2007 tax year. The tax authorities in Mexico agreed with our self-assessment and with the procedure to determine the taxes due for the 2005 and 2006 tax years and, as a result, the tax authorities in Mexico may not assess additional amounts of taxes past due for those years. On December 17, 2012, the Mexican authorities published the decree of the Federation Revenues Law for the 2013 tax year, which provides for a transitory amnesty provision (the “Amnesty Provision”) that grants tax amnesty of up to 80% of certain tax proceedings originated before the 2007 tax period and 100% of interest and penalties of tax proceedings originated in the 2007 tax period and thereafter. The amounts due in connection to the 2005 and 2006 tax years were settled based on the Amnesty Provision and, as of March 31, 2015, there are no tax liabilities in connection to this matter.

In November 2009, the Mexican Congress approved a general tax reform, effective as of January 1, 2010 (the “2010 Tax Reform”). Specifically, the 2010 Tax Reform included changes to the tax consolidation regime that required CEMEX, among others, to determine and retroactively pay taxes at a current rate on items in past years that were eliminated in consolidation or that reduced consolidated taxable income (“Additional Consolidated Taxes”). The 2010 Tax Reform required CEMEX to pay taxes on certain previously exempted intercompany dividends, certain other special tax items and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding 10-year period. The 2010 Tax Reform also increased the statutory income tax rate from 28% to 30% for the years 2010 to 2012, then lowered it to 29% for 2013 and 28% for 2014 and future years. However, in December of 2012, the Federal Revenue Law (Ley de Ingresos de la Federación) applicable in 2013, established that the statutory income tax rate would remain at 30% in 2013, and thereafter lowered to 29% for 2014 and 28% for 2015 and future years. As per the tax reforms enacted for 2014, the statutory income tax will remain at 30%.

For the 2010 fiscal year, CEMEX was required to pay (at the new, 30% tax rate) 25% of the Additional Consolidated Taxes for the period between 1999 and 2004, with the remaining 75% payable as follows: 25% in 2011, 20% in 2012, 15% in 2013 and 15% in 2014. Additional Consolidated Taxes arising after the 2004 tax year are taken into account in the sixth fiscal year after such year and are payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15% and 15%). Applicable taxes payable as a result of this tax reform are increased by inflation adjustments as required by the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta). In connection with these changes in the tax consolidation regime in Mexico, as of December 31, 2009, we recognized a liability of approximately Ps10.5 billion (approximately U.S.$687.62 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00), of which approximately Ps8.2 billion (approximately U.S.$537.00 million as of March 31, 2015, based on an exchange rate of Mexican Ps15.27 to U.S.$1.00) was recognized under “Other non-current assets” in connection with the net liability recognized under the new tax law and that we expect to realize in connection with the payment of this tax liability, and approximately Ps2.2 billion (approximately U.S.$144.07 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00) was recognized against “Retained earnings” upon adoption of IFRS according to the new law, related to: (a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity, (b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V., and (c) other transactions among the companies included in the tax consolidation group that represented the transfer of resources within such group.

On February 15, 2010, we filed a constitutional challenge (juicio de amparo) against the 2010 Tax Reform. As of June 3, 2011, we were notified of a favorable verdict at the first stage of the trial; the Mexican tax authorities subsequently filed an appeal (recurso de revisión) before the Mexican Supreme Court, which, as of March 31, 2015, is pending. At this stage of the proceeding, it is probable that we will receive an adverse result to us on the appeal (recurso de revision) filed by the Mexican tax authorities before the Mexican Supreme Court, however, even if adversely resolved, we do not foresee any material adverse impact on our results of operations, liquidity and financial condition, additional to those described herein.

On March 31, 2010, additional tax rules (miscelánea fiscal) were published in connection with the general tax reform approved by the Mexican Congress in November 2009. These new rules provided certain taxpayers with benefits arising from the years 1999 to 2004.

On June 30, 2010, CEMEX paid approximately Ps325 million (approximately U.S.$21.28 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00) of Additional Consolidated Taxes. This first payment represented 25% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004. On March 31, 2011, CEMEX made a second payment of approximately Ps506 million (approximately U.S.$33.14 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00). This second payment, together with the first payment, represented 50% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004, and also included the first payment of 25% of the Additional Consolidated Taxes for the period that corresponds to 2005. On March 30, 2012, CEMEX paid Ps698 million (approximately U.S.$45.71 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00). This third payment together with the first and second payments represented 70% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004, 50% of the Additional Consolidated Taxes for the period that corresponds to 2005 and it also included the first payment of 25% of the Additional Consolidated Taxes for the period that corresponds to 2006. On March 27, 2013, CEMEX paid Ps2 billion (approximately U.S.$130.98 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00). This fourth payment, together with the first, second and third payments represented 85% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004, 70% of the Additional Consolidated Taxes for the period that corresponds to 2005, 50% of the Additional Consolidated Taxes for the period that corresponds to 2006 and 25% of the Additional Consolidated Taxes for the period that corresponds to 2007. On March 31, 2014, CEMEX paid Ps2 billion (approximately U.S.$130.98 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00). This fifth payment, together with the first, second, third and fourth payments represented 100% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004, 85% of the Additional Consolidated Taxes for the period that corresponds to 2005, 70% of the Additional Consolidated Taxes for the period that corresponds to 2006 and 50% of the Additional Consolidated Taxes for the period that corresponds to 2007. On March 31, 2015, CEMEX paid Ps1.5 billion (approximately U.S.$98.23 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00). This sixth payment, together with the first, second, third, fourth and fifth payments represented 100% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004, 100% of the Additional Consolidated Taxes for the period that corresponds to 2005, 85% of the Additional Consolidated Taxes for the period that corresponds to 2006 and 70% of the Additional Consolidated Taxes for the period that corresponds to 2007. As of March 31, 2015, we have paid an aggregate amount of approximately Ps7.1 billion (approximately U.S.$464.96 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00) of Additional Consolidated Taxes.

In December 2010, pursuant to certain additional rules, the tax authorities granted the option to defer the calculation and payment of certain items included in the law in connection with the taxable amount for the difference between the sum of the equity of controlled entities for tax purposes and the equity of the consolidated entity for tax purposes. As a result, CEMEX reduced its estimated tax payable by approximately Ps2.9 billion (approximately U.S.$189.91 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00) against a credit to the income statement when the new tax enactment took place. In addition, after accounting for the following that took place in 2010: (a) cash payments of Ps325 million (approximately U.S.$21.28 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00), (b) income tax from subsidiaries paid to the parent company of Ps2.4 billion (approximately U.S.$157.17 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00), and (c) other adjustments of Ps358 million (approximately U.S.$23.44 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00), the estimated tax payable for tax consolidation in Mexico amounted to approximately Ps10.1 billion (approximately U.S.$661.43 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00) as of December 31, 2010. Furthermore, after accounting for the following that took place in 2011: (a) cash payments in the amount of Ps506 million (approximately U.S.$33.14 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00), (b) income tax from subsidiaries paid to the parent company of Ps2.3 billion (approximately

U.S.$150.62 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00), and (c) other adjustments of Ps485 million (approximately U.S.$31.76 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00), the estimated tax payable for tax consolidation in Mexico increased to approximately Ps12.4 billion (approximately U.S.$812.05 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00) as of December 31, 2011. Additionally, after accounting for the following that took place in 2012: (a) cash payments in the amount of Ps698 million (approximately U.S.$45.71 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00), (b) income tax from the subsidiaries paid to the parent company of Ps2.1 billion (approximately U.S.$137.52 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00), and (c) other adjustments of Ps745 million (approximately U.S.$48.79 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00), as of December 31, 2012, the estimated tax payable for tax consolidation in Mexico increased to approximately Ps14.5 billion (approximately U.S.$949.57 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00). Furthermore, after accounting for the following that took place in 2013: (a) cash payments in the amount of Ps2 billion (approximately U.S.$130.98 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00), (b) income tax from subsidiaries paid to the parent company of Ps1.8 billion (approximately U.S.$117.88 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00), and (c) other adjustments of Ps1.2 billion (approximately U.S.$78.59 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00), and (d) effects of tax deconsolidation of Ps9.3 billion (approximately U.S.$609.04 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00), as of December 31, 2013, the estimated tax payable for tax consolidation in Mexico increased to approximately Ps24.8 billion (approximately U.S.$1.62 billion as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00). Additionally, after accounting for the following that took place in 2014: (a) payments, the majority of which were in cash, in the amount of Ps4.3 billion (approximately U.S.$281.60 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00), and (b) other adjustments of Ps955 million (approximately U.S.$62.54 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00), as of December 31, 2014, the estimated tax payable for tax consolidation in Mexico decreased to approximately Ps21.4 billion (approximately U.S.$1.40 billion as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00).

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

In addition, as a result of the enactment of the new Income Tax Law (Ley del Impuesto Sobre la Renta) in Mexico approved in December 2013 and effective beginning January 1, 2014 (the “2014 Tax Reform”), the statutory income tax rate for 2014 will remain at 30%, and the tax consolidation regime that was in effect up until December 31, 2013, was replaced prospectively by a new integration regime, to which CEMEX will not apply. In consequence, as of 2014, each company in Mexico will determine its income taxes based solely in its individual results, and a period of up to 10 years has been established for the settlement of the liability for income taxes related to the tax consolidation regime accrued until December 31, 2013 (“Deconsolidation Taxes”).

On February 12, 2014, we filed a constitutional challenge (juicio de amparo) against the 2014 Tax Reform that abrogated the tax consolidation regime. The purpose of the challenge is to obtain certainty in the applicable statutory rules in order to assess and pay the tax liability derived from such reform according to Constitutional principles. As of March 31, 2015, we cannot asses the likelihood of an adverse result to the constitutional challenge we filed, but even if the constitutional challenge is adversely resolved, we do not foresee any material adverse impact on our results of operations, liquidity and financial condition, additional to those described above.

On April 30, 2014, CEMEX paid Ps2.3 billion (approximately U.S.$150.62 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00). From this amount, Ps987 million (approximately U.S.$64.64 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00) were paid in cash and Ps1.3 billion (approximately U.S.$85.13 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00) were paid through the application of a tax credit, which represented approximately 25% of the Deconsolidation Taxes for the period that corresponded to the 2008 tax year.

As of March 31, 2015, our estimated payment schedule of Deconsolidation Taxes (which includes the Additional Consolidated Taxes) is as follows: approximately Ps3.6 billion (approximately U.S.$235.76 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00) in 2015; approximately Ps4.3 billion (approximately U.S.$281.60 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00) in 2016; and approximately Ps12 billion (approximately U.S.$785.85 million as of March 31, 2015, based on an exchange rate of Ps15.27 to U.S.$1.00) in 2017 and thereafter.

United States. As of March 31, 2015, the Internal Revenue Service (“IRS”) concluded its audit for the year 2013. The final findings did not alter the reserves CEMEX had set aside for these tax matters as they were not considered material to our financial results and, as such, the reserves have been reversed. On April 25, 2014, the IRS commenced its audit of the 2014 tax year under the Compliance Assurance Process. We have not identified any material audit issues and, as such, no reserves are recorded for the 2014 audit in our financial statements.

Colombia. On November 10, 2010, the Colombian Tax Authority (Dirección de Impuestos) notified CEMEX Colombia of a proceeding (requerimiento especial) in which the Colombian Tax Authority rejected certain tax losses taken by CEMEX Colombia in its 2008 year-end tax return. In addition, the Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately 43 billion Colombian Pesos (approximately U.S.$16.69 million as of March 31, 2015, based on an exchange rate of 2,576.05 Colombian Pesos to U.S.$1.00) and imposed a penalty in the amount of approximately 69 billion Colombian Pesos (approximately U.S.$26.79 million as of March 31, 2015, based on an exchange rate of 2,576.05 Colombian Pesos to U.S.$1.00). The Colombian Tax Authority argued that CEMEX Colombia was limited in its use of prior year tax losses to 25% of such losses per subsequent year. We believed that the tax provision that limited the use of prior year tax losses did not apply in the case of CEMEX Colombia because the applicable tax law was repealed in 2006. Furthermore, we believed that the Colombian Tax Authority was no longer able to review the 2008 tax return because the time to review such returns had already expired pursuant to Colombian law. In February 2011, CEMEX Colombia presented its arguments to the Colombian Tax Authority. On July 27, 2011, the Colombian Tax Authority issued its final determination, which confirmed the information in the November 10, 2010 proceeding notice. The official assessment was appealed by CEMEX Colombia on September 27, 2011. On July 31, 2012, the Colombian Tax Authority notified CEMEX Colombia of the resolution confirming the official liquidation. CEMEX Colombia filed a lawsuit on November 16, 2012; however, during the second quarter of 2013, CEMEX Colombia reached a settlement with the Colombian Tax Authority regarding the 2008, and also its 2007, year-end tax returns. The aggregate amount paid in connection with the settlement regarding the 2008 and 2007 year-end tax returns was approximately $47 billion Colombian Pesos (approximately U.S.$18.24 million as of March 31, 2015, based on an exchange rate of 2,576.05 Colombian Pesos to U.S.$1.00). On August 26, 2013 and September 16, 2013, CEMEX Colombia received the final resolutions regarding the 2007 and 2008 year-end tax returns, respectively, effectively concluding both processes.

On April 1, 2011, the Colombian Tax Authority notified CEMEX Colombia of a proceeding notice in which the Colombian Tax Authority rejected certain deductions taken by CEMEX Colombia in its 2009 year-end tax return. The Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately 90 billion Colombian Pesos (approximately U.S.$34.94 million as of March 31, 2015, based on an exchange rate of 2,576.05 Colombian Pesos to U.S.$1.00) and imposed a penalty in the amount of approximately 144 billion Colombian Pesos (approximately U.S.$55.90 million as of March 31, 2015, based on an exchange rate of 2,576.05 Colombian Pesos to U.S.$1.00). The Colombian Tax Authority argues that certain expenses are not deductible for fiscal purposes because they are not linked to direct revenues recorded in the same fiscal year, without taking into consideration that future revenue will be taxed with income tax in Colombia. CEMEX Colombia responded to the proceeding notice on June 25, 2011. On December 15, 2011, the Colombian Tax Authority issued its final determination, which confirmed the information in the special proceeding. CEMEX Colombia appealed the final determination on February 15, 2012. On January 17, 2013, the Colombian Tax Authority notified CEMEX Colombia of the resolution confirming the official liquidation. CEMEX Colombia appealed the final determination on May 10, 2013 which was admitted on June 21, 2013. On July 3, 2013, the appeal was notified to the Colombian Tax Authority, and hearings took place on February 18, 2014 and March 11, 2014. An adverse resolution to the appeal was notified to CEMEX Colombia on July 14, 2014 and on July 22, 2014, CEMEX Colombia filed an appeal before the Colombian Consejo de Estado against such adverse resolution. At this stage of the proceeding, as of March 31, 2015, we are not able to assess the likelihood of an adverse result in this special proceeding, but if adversely resolved, they could have a material adverse impact on our results of operations, liquidity and financial condition.

Spain. On July 7, 2011, the tax authorities in Spain notified CEMEX España of a tax audit process in Spain covering the tax years from and including 2006 to 2009. The tax authorities in Spain have challenged part of the tax losses reported by CEMEX España for such years. CEMEX España has been formally notified of fines in the aggregate amount of approximately €456 million (approximately U.S.$489.64 million as of March 31, 2015, based on an exchange rate of €0.9313 to U.S.$1.00) resulting from the July 7, 2011 tax audit process in Spain. The laws of Spain provide a number of appeals that can be filed against such fines without CEMEX España having to make any payment until such appeals are finally resolved. On April 22, 2014, CEMEX España filed appeals against such fines. At this stage, as of March 31, 2015, we are not able to assess the likelihood of an adverse result regarding this matter, and the appeals that CEMEX España has filed could take an extended amount of time to be resolved, but if all appeals filed by CEMEX España are adversely resolved, it could have a material adverse impact on our results of operations, liquidity and financial condition.

Egypt. On February 9, 2014, ACC was notified of the decision of the Egyptian Ministry of Finance’s Appeals Committee (the “Appeals Committee”) pursuant to which ACC has been required to pay a development levy on clay applied to the Egyptian cement industry in the amount of: (i) approximately 322 million Egyptian Pounds (approximately U.S.$42.28 million as of March 31, 2015, based on an exchange rate of Egyptian Pounds 7.6160 to U.S.$1.00) for the period from May 5, 2008 to August 31, 2011; and (ii) approximately 50,235 Egyptian Pounds (approximately U.S.$6,595.98 as of March 31, 2015, based on an exchange rate of Egyptian Pounds 7.6160 to U.S.$1.00) for the period from September 1, 2011 to November 30, 2011. On March 10, 2014, ACC filed a claim before the North Cairo Court requesting the nullification of the Appeals Committee’s decision and requesting that the North Cairo Court rule that the Egyptian tax authority is not entitled to require payment of the aforementioned amounts. This case has been adjourned until May 23, 2015. Furthermore, ACC has filed a request before the Ministerial Committee for Investments’ Dispute Resolutions claiming non-entitlement of the Egyptian tax authority to the development levy on clay used in the production of cement from the date of enforceability of Law No. 114/2008 up until issuance of Law No. 73/2010, and from cement produced using imported clinker. At this stage, as of March 31, 2015, we are not able to assess the likelihood of an adverse result regarding this matter, but if ACC’s claim before the North Cairo Court is adversely resolved, it should not have a material adverse impact on our results of operations, liquidity and financial condition.

Other Legal Proceedings

Colombian Construction Claims. On August 5, 2005, the Urban Development Institute (Instituto de Desarrollo Urbano), or UDI, and an individual filed a lawsuit in the Fourth Anti-Corruption Court of Bogotá (Fiscalía Cuarta Anticorrupción de Bogotá) against a subsidiary of CEMEX Colombia claiming that it was liable, along with the other members of the Asociación Colombiana de Productores de Concreto, or

ASOCRETO, an association formed by the ready-mix concrete producers in Colombia, for the premature distress of the concrete slabs of the Autopista Norte trunk line of the TransMilenio bus rapid transit system of Bogotá in which ready-mix concrete and flowable fill supplied by CEMEX Colombia and other ASOCRETO members was used. The plaintiffs alleged that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs were seeking the repair of the concrete slabs in a manner which guarantees their service during the 20-year period for which they were originally designed, and estimate that the cost of such repair could have been approximately 100 billion Colombian Pesos (approximately U.S.$38.82 million as of March 31, 2015, based on an exchange rate of 2,576.05 Colombian Pesos to U.S.$1.00). The lawsuit was filed within the context of a criminal investigation against a former director and two officers of the UDI, the contractor, the inspector and two ASOCRETO officers. On January 21, 2008, a court issued an order, sequestering the El Tunjuelo quarry, as security for payment of a possible future money judgment against CEMEX Colombia. The court determined that in order to lift this attachment and prevent further attachments, CEMEX Colombia was required to deposit 337.8 billion Colombian Pesos (approximately U.S.$131.13 million as of March 31, 2015, based on an exchange rate of 2,576.05 Colombian Pesos to U.S.$1.00) in cash instead of posting an insurance policy to secure such recovery. CEMEX Colombia appealed this decision and the Superior Court of Bogotá (Tribunal Superior de Bogotá) allowed CEMEX to present an insurance policy in the amount of 20 billion Colombian Pesos (approximately U.S.$7.76 million as of March 31, 2015, based on an exchange rate of 2,576.05 Colombian Pesos to U.S.$1.00). CEMEX gave the aforementioned security and, on July 27, 2009, the court lifted the attachment on the quarry.

On October 10, 2012 the court issued a first instance judgment pursuant to which the accusation made against the ASOCRETO officers was nullified. The judgment also convicted a former UDI director, the contractor’s legal representatives and the inspector to a prison term of 85 months and a fine of 32 million Colombian Pesos (approximately U.S.$12,422.12 as of March 31, 2015, based on an exchange rate of 2,576.05 Colombian Pesos to U.S.$1.00). As a consequence of the nullification, the judge ordered a restart of the proceeding against the ASOCRETO officers. The UDI and other parties to the legal proceeding appealed the first instance judgment and on August 30, 2013 the Superior Court of Bogotá resolved to reduce the prison term imposed to the former UDI director and the UDI officers to 60 months and imposed a fine equivalent to 8.8 million Colombian Pesos (approximately U.S.$3,416.08 as of March 31, 2015, based on an exchange rate of 2,576.05 Colombian Pesos to U.S.$1.00). Additionally, the UDI officers were sentenced to severally pay the amount of 108,000 million Colombian Pesos (approximately U.S.$41.92 million as of March 31, 2015, based on an exchange rate of 2,576.05 Colombian Pesos to U.S.$1.00) for the purported damages in the concrete slabs of the TransMilenio bus rapid transit system. Additionally, the Superior Court of Bogotá overturned the penalty imposed to the contractor’s legal representatives and inspector because the criminal action against them was time barred. Furthermore, the Superior Court of Bogotá revoked the annulment in favor of the ASOCRETO officers and ordered the first instance judge to render a judgment regarding the ASOCRETO officers’ liability or lack thereof. On June 25, 2014, the Supreme Court of Colombia’s Penal Cassation Chamber (Sala de Casación Penal de la Corte Suprema de Justicia de Colombia) dismissed the cassation claim filed by the former UDI director and the UDI officers against the Superior Court of Bogotá’s judgment. Dismissal of the cassation claim has no effect on CEMEX Colombia’s or the ASOCRETO officers’ interests in these proceedings. On January 21, 2015, the Penal Circuit Court of Bogotá issued a resolution agreeing with the arguments presented by CEMEX Colombia regarding the application of the statute of limitations to the criminal investigation against the ASOCRETO officers and acknowledging that the ASOCRETO officers were not public officers, and as a consequence, finalizing the process against the ASOCRETO officers and the civil responsibility claim against CEMEX Colombia. This resolution may be appealed before the Superior Court of Bogotá (Tribunal Superior de Bogotá). At this stage of the proceedings, as of March 31, 2015, we are not able to assess the likelihood of an adverse result or, due to the number of defendants, the potential damages which could be borne by CEMEX Colombia.

In addition, six legal actions related to the premature distress of the concrete slabs of the Autopista Norte trunk line of the TransMilenio bus rapid transit system were brought against CEMEX Colombia. The Cundinamarca Administrative Court (Tribunal Administrativo de Cundinamarca) nullified five of these actions and currently, only one remains outstanding. In addition, the UDI filed another action alleging that CEMEX Colombia made misleading advertisements on the characteristics of the flowable fill used in the construction of the concrete slabs. CEMEX Colombia participated in this project solely and exclusively as supplier of the ready-mix concrete and flowable fill, which were delivered and received to the satisfaction of the contractor, complying with all the required technical specifications. CEMEX Colombia neither participated in nor had any responsibility on the design, sourcing of materials or their corresponding technical specifications or construction. At this stage of the proceedings, as of March 31, 2015, we are not able to assess the likelihood of an adverse result, but if adversely resolved, it could have a material adverse impact on our results of operations, liquidity and financial condition.

Croatian Concession Litigation. After an extended consultation period, in April 2006, the cities of Kaštela and Solin in Croatia published their respective Master (physical) Plans defining the development zones within their respective municipalities, adversely impacting the mining concession granted to Cemex Hrvatska d.d. (“CEMEX Croatia”), our subsidiary in Croatia, by the Government of Croatia in September 2005. During the consultation period, CEMEX Croatia submitted comments and suggestions to the Master Plans intended to protect and preserve the rights of CEMEX Croatia’s mining concession, but these were not taken into account or incorporated into the Master Plans by Kaštela and Solin. Immediately after publication of the Master Plans, CEMEX Croatia filed a series of lawsuits and legal actions before the local and federal courts to protect its acquired rights under the mining concessions, including: (i) on May 17, 2006, a constitutional appeal before the constitutional court in Zagreb, seeking a declaration by the court concerning CEMEX Croatia’s constitutional claim for decrease and obstruction of rights earned by investment and seeking prohibition of implementation of the Master Plans; and (ii) on May 17, 2006, an administrative proceeding before an administrative court seeking a declaration from the Government of Croatia confirming that CEMEX Croatia acquired rights under the mining concessions. The administrative court subsequently ruled in favor of CEMEX Croatia, validating the legality of the mining concession granted to CEMEX Croatia by the Government of Croatia, in September 2005. On June 15, 2012, we were notified that the case had been transferred from the constitutional court to the administrative court as a result of a new law that places the administrative courts in charge of disputes relating to environmental planning. In February 2014, the administrative court requested CEMEX Croatia to declare if it is still interested in proceeding with the concession litigation and if so, to provide additional clarification and documentation to support such claims. On March 3, 2014, CEMEX Croatia submitted the clarification and required documentation and on April 4, 2014, CEMEX Croatia was notified that the administrative court rejected its claims and found that its acquired rights or interests under the mining concessions had not been violated as a result of any act or decision made by the cities of Solin or Kaštela or any other governmental body. On April 29, 2014, CEMEX Croatia filed two claims before the Constitutional Court of the Republic of Croatia alleging that CEMEX Croatia’s constitutional rights to a fair trial and judicial protection had been violated. In order to alleviate the adverse impact of the Master Plans, as of March 31, 2015, we are in the process of negotiating a new revised mining concession. On August 1, 2014, CEMEX Croatia also filed an application before the European Court of Human Rights alleging that CEMEX Croatia’s constitutional rights to a fair trial, property rights, concession rights and investment had been violated due to irregularities in a general act, which has been denied. The European Court of Human Rights found the application to be inadmissible pursuant to articles 34 and 35 of the Convention for the Protection of Human Rights and Fundamental Freedoms, meaning that CEMEX Croatia did not exhaust all its domestic legal remedies, thus stipulating the Constitutional Court of the Republic of Croatia’s jurisdiction in this matter. At this stage of the proceedings, as of March 31, 2015, we are not able to assess the likelihood of an adverse result to the claims filed before the Constitutional Court of the Republic of Croatia, but if adversely resolved, it should not have a material adverse impact on our results of operations, liquidity and financial condition. In the meantime there are ongoing negotiations with the Croatian Ministry of Construction and Physical Planning in order to obtain a permit for CEMEX Croatia’s Sveti Juraj-Sveti Kajo quarry. Obtaining this permit is required for the renewal of the concession and as of March 31, 2015, CEMEX Croatia is in the process of preparing all documentation necessary to comply with applicable rules and regulations.

Panamanian Height Restriction Litigation. On July 30, 2008, the Panamanian Authority of Civil Aeronautics (Autoridad de Aeronáutica Civil), or AAC, denied a request from our subsidiary Cemento Bayano to erect structures above the permitted height restriction applicable to certain areas surrounding the Calzada Larga Airport. This height restriction was set according to applicable legal regulations and reaches the construction area of our cement plant’s second line. Cemento Bayano has formally requested the above-mentioned authority to reconsider its denial. On October 14, 2008, the AAC granted permission for the construction of the tallest building of the second line, under the following conditions: that (a) Cemento Bayano assumes any liability arising from any incident or accident caused by the construction of such building; and (b) there would be no further permission for additional structures. Cemento Bayano filed an appeal with respect to both conditions considering that the construction involved building 12 additional structures. On March 13, 2009, the AAC issued an explanatory note stating that (a) should an accident occur in the Calzada Larga Airport’s perimeter, an investigation shall be conducted in order to determine the cause and further responsibility; and (b) there will be no further permission for additional structures of the same height as the tallest structure was already authorized. Therefore, additional permits may be obtained as long as the structures are lower than the tallest building, on a case-by-case analysis to be conducted by the authority. Cemento Bayano filed an authorization request for the construction of the project’s 12 remaining structures. On June 11, 2009, the AAC issued a resolution authorizing 3 of the 12 remaining structures and denying permits for 9 additional structures above the permitted height restriction applicable to certain areas surrounding Calzada Larga Airport. On June 16, 2009, Cemento Bayano requested the above-mentioned authority to reconsider its denial. On May 20, 2010, the ACC issued a report stating that all vertical structures erected by Cemento Bayano complied with the applicable signaling and lighting requirements in order to receive the respective authorization. Nonetheless, as of March 31, 2015, the AAC had not yet issued a ruling pursuant to our request for reconsideration for the 9 remaining structures, which have already been erected and are fully functional, and, therefore, we continue to monitor our request. At this stage, we are not able to determine if the AAC will issue a favorable decision to our request for reconsideration or if such denial would have a material adverse impact on our results of operations, liquidity and financial condition. We are also not able to assess the likelihood of any incident or accident occurring as a result of the construction of the second line of our cement plant and the responsibility, if any, that would be allocated to Cemento Bayano, but if any major incident or accident were to occur and if Cemento Bayano were to be held liable, any responsibility that is formally allocated to Cemento Bayano could have a material adverse impact on our results of operations, liquidity and financial condition.

Colombian Water Use Litigation. On June 5, 2010, the District of Bogotá’s Environmental Secretary (Secretaría Distrital de Ambiente de Bogotá), or the Environmental Secretary, issued a temporary injunction suspending all mining activities at CEMEX Colombia’s El Tunjuelo quarry, located in Bogotá, Colombia. As part of the temporary injunction, Holcim Colombia and Fundación San Antonio (local aggregates producers which also have mining activities located in the same area as the El Tunjuelo quarry) were ordered to suspend mining activities in that area. The Environmental Secretary alleged that during the past 60 years, CEMEX Colombia and the other companies illegally changed the course of the Tunjuelo River, used the percolating waters without permission and improperly used the edge of the river for mining activities. In connection with the temporary injunction, on June 5, 2010, CEMEX Colombia received a formal notification from the Environmental Secretary informing it of the initiation of proceedings to impose fines against CEMEX Colombia. CEMEX Colombia has requested that the temporary injunction be revoked, arguing that its mining activities are supported by all authorizations required pursuant to the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and authorized by the Ministry of Environment and Sustainable Development (Ministerio de Ambiente y Desarrollo Sostenible). On June 11, 2010, the local authorities in Bogotá, in compliance with the Environmental Secretary’s decision, sealed off the mine to machinery and prohibited the extraction of our aggregates inventory. Although there is not an official quantification of the possible fine, the District of Bogotá’s environmental secretary has publicly declared that the fine could be as much as 300 billion Colombian Pesos (approximately U.S.$116.46 million as of March 31, 2015, based on an exchange rate of 2,576.05 Colombian Pesos to U.S.$1.00). The temporary injunction does not currently compromise the production and supply of ready-mix concrete to any of our clients in Colombia. At this stage, as of March 31, 2015, we are not able to assess the likelihood of an adverse result, but if adversely resolved, it could have a material adverse impact on our results of operations, liquidity and financial condition.

Israeli Class Action Litigation. On June 21, 2012, one of our subsidiaries in Israel was notified about an application for the approval of a class action suit against it. The application was filed by a homeowner who built his house with concrete supplied by our Israeli subsidiary in October 2010 (a same application was filed against three other companies by the same legal representative). According to the application, the plaintiff claims that the concrete supplied to him did not meet with the “Israel Standard for Concrete Strength No. 118” and that, as a result, our Israeli subsidiary acted unlawfully toward all of its customers who requested a specific type of concrete but that received concrete that did not comply with Israeli standard requirements. As per the application, the plaintiff claims that the supply of the alleged non-conforming concrete has caused financial and non-financial damages to those customers, including the plaintiff. We presume that the class action would represent the claim of all the clients who purchased the alleged non-conforming concrete from our Israeli subsidiary during the past 7 years, the limitation period according to applicable laws in Israel. The damages that could be sought amount to approximately 276 million Israeli Shekels (approximately U.S.$69.35 million as of March 31, 2015, based on an exchange rate of 3.980 Israeli Shekels to U.S.$1.00). Our Israeli subsidiary submitted a formal response to the corresponding court. Both parties presented their preliminary arguments. The applicant requested the court to join all claims brought by him against all four companies, including our subsidiary in Israel. In a hearing held on January 18, 2015, all four companies, including our subsidiary in Israel, opposed the applicants request to join the claims and the court decided to request its general legal counselor for his response to the aforementioned application (a common procedure in these cases). Hearings have taken place and a new hearing has been scheduled for July 7, 2015. As of March 31, 2015, our subsidiary in Israel is not able to assess the likelihood of the class action application being approved or, if approved, of an adverse result, such as an award for damages in the full amount that could be sought, but if adversely resolved, we do not believe the final resolutions would have a material adverse impact on our results of operations, liquidity and financial condition.

Egypt Share Purchase Agreement. On April 7, 2011 and March 6, 2012, lawsuits seeking, among other things, the annulment of the share purchase agreement entered into by and between CEMEX and state-owned Metallurgical Industries Company (the “Holding Company”) in November 1999 pursuant to which CEMEX acquired a controlling interest in ACC (the “Share Purchase Agreement”), were filed by different plaintiffs, including 25 former employees of ACC, before the 7th and 8th Circuits of Cairo’s State Council Administrative Judiciary Court, respectively. Hearings in both cases were adjourned in order for the State Commissioner Authority (“SCA”) to prepare the corresponding reports to be submitted for the consideration of the 7th and 8th Circuits of Cairo’s State Council Administrative Judiciary Court. During March 2015, the SCA submitted the relevant reports recommending, in both cases, that the 7th and 8th Circuits of Cairo’s State Council Administrative Judiciary Court stays the proceedings until the Constitutional Court pronounces itself with regards to the challenges against the constitutionality of the Presidential Decree on Law No. 32 of 2014 (“Law 32/2014”). As of March 31, 2015, a new hearing date has been scheduled for October 13, 2015, for the case before the 8th Circuit of Cairo’s State Council Administrative Judiciary Court, but no hearing has been scheduled for case before the 7th Circuit of Cairo’s State Council Administrative Judiciary Court. As of March 31, 2015, we are not able to assess the likelihood of an adverse resolution regarding these lawsuits, but if adversely resolved, we do not believe the resolution in this first instance would have an immediate material adverse impact on our results of operations, liquidity and financial condition as there are different legal recourses that we could take. However, if we exhaust all legal recourses available to us, a final adverse resolution of this matter could have a material adverse impact on our operations, liquidity and financial condition.

Regarding a different lawsuit submitted to a first instance court in Assiut, Egypt and notified to ACC on May 23, 2011, on September 13, 2012, the first instance court of Assiut, Egypt issued a judgment (the “First Instance Judgment”) to (i) annul the Share Purchase Agreement; and (ii) reinstate former employees to their former jobs at ACC. The First Instance Judgment was notified to ACC on September 19, 2012. On October 18, 2012, ACC filed an appeal against the First Instance Judgment, which was followed by the Holding Company’s appeal filed on October 20, 2012 before the Appeals Court in Assiut, Egypt (the “Appeals Court”). At a November 17, 2013 hearing, the Appeals Court decided to join the appeals filed by ACC and the Holding Company and adjourned the session to January 20, 2014 to render judgment. On January 20, 2014, the Appeals Court issued a judgment (the “Appeal Judgment”) accepting the appeals, revoking the First Instance Judgment, ruling for non-qualitative jurisdiction of the first instance court to review the case and referred the matter to the administrative court in Assiut, Egypt (the “Administrative Court”) for a hearing to be held on March 16, 2014. This hearing was subsequently rescheduled to May 17, 2014 and ultimately was not held because the case file had not been completed on time in order for it to be referred to the Administrative Court. The SCA submitted a report recommending the Administrative Court to declare itself incompetent to review this case and to refer it to the Assiut Administrative Judiciary Court (the “Assiut Administrative Judiciary Court”). The Administrative Court scheduled a new hearing for October 11, 2014 to review the case. On October 15, 2014, the Administrative Court ruled for its non- jurisdiction to review the case and referred the case to the Assiut Administrative Judiciary Court. On December 11, 2014, ACC filed an appeal against the Administrative Court ruling requesting that its enforcement be suspended until a judgment is issued on the appeal filed before the Cassation Court on March 12, 2014. On February 10, 2015 and March 17, 2015, hearings were held before the Assiut Administrative Judiciary Court’s SCA in which the SCA decided to adjourn in order to prepare the corresponding report to be submitted for the consideration of the Assiut Administrative Judiciary Court.

On March 12, 2014, ACC filed an appeal before the Cassation Court against the part of the Appeal Judgment that refers to the referral of the case to the Administrative Court and payment of the appeal expenses and attorney fees, and requested a suspension of the Appeal Judgment execution in respect to these matters until the Cassation Court renders its judgment. As of March 31, 2015, a hearing date before the Cassation Court has not been scheduled. As of March 31, 2015, we are not able to assess the likelihood of an adverse resolution regarding these lawsuits, but if adversely resolved, we do not believe the resolution would have an immediate material adverse impact on our results of operations, liquidity and financial condition as there are different recourses that we could take. However, if we exhaust all legal recourses available to us, a final adverse resolution of this matter could have a material adverse impact on our operations, liquidity and financial condition.

Also, on February 23, 2014, two plaintiffs filed a lawsuit before the Assiut Administrative Judiciary Court requesting the cancellation of the resolutions taken by the Holding Company’s shareholders during the extraordinary general shareholders meeting pursuant to which it was agreed to sell ACC’s shares and enter into the Share Purchase Agreement in 1999. A hearing held on May 17, 2014 was adjourned in order for the SCA to prepare a report to be submitted for the consideration of the Assiut Administrative Judiciary Court. On September 4, 2014, ACC received the report issued by the SCA which is non-binding to the Assiut Administrative Judiciary Court. On December 11, 2014, the Assiut Administrative Judiciary Court resolved to refer the case to the 7th Circuit of Cairo’s State Council Administrative Judiciary Court. As of March 31, 2015, we do not have sufficient information to assess the likelihood of the 7th Circuit of Cairo’s State Council Administrative Judiciary Court cancelling the resolutions adopted by the Holding Company’s shareholders, or, if such shareholders’ resolutions are cancelled, how would such cancellation affect us, but if adversely resolved, we do not believe the resolution in this first instance would have an immediate material adverse impact on our results of operations, liquidity and financial condition as there are different legal recourses that we could take. However, if we exhaust all legal recourses available to us, a final adverse resolution of this matter could have a material adverse impact on our operations, liquidity and financial condition.

On April 22, 2014, Law 32/2014, which regulates legal actions to challenge agreements entered into by the Egyptian State (including its ministries, departments, special budget entities, local administrative units, authorities and state-participated companies) and third parties, was published in the Official Gazette, becoming effective as of April 23, 2014, but subject to its presentation, discussion and approval by the House of Representatives 15 days after it has been elected. As per the provisions of Law 32/2014, and considering certain exceptions, only the parties to these agreements have standing to challenge the validity of an agreement. As of March 31, 2015, several constitutional challenges have been filed against Law 32/2014 before the Constitutional Court, and the House of Representatives had not been yet elected (as of March 31, 2015, it is expected that parliamentary elections to the House of Representatives will take place during the second half of 2015). In consideration of the aforementioned, as of March 31, 2015, we are not able to assess if the Constitutional Court will dismiss Law 32/2014 or if Law 32/2014 will not be presented, discussed and ratified by the House of Representatives, but if the Constitutional Court dismisses Law 32/2014 or if Law 32/2014 is not presented, discussed and ratified by the House of Representatives, this could adversely impact the ongoing matters regarding the Share Purchase Agreement, which could have a material adverse impact on our operations, liquidity and financial condition.

South Louisiana Flood Protection Authority-East Claim

On July 24, 2013 a Petition for Damages and Injunctive Relief was filed by the South Louisiana Flood Protection Authority-East (“SLFPAE”) in the Civil District Court for the Parish of Orleans, State of Louisiana, against approximately 100 defendants, including CEMEX, Inc. SLFPAE is seeking compensation for and the restoration of certain coastal lands near New Orleans alleged to have been damaged by activities related to oil and gas exploration and production since the early 1900’s. CEMEX, Inc., which was previously named Southdown, Inc., may have acquired liabilities, to the extent there may be any, in connection with oil and gas operations that were divested in the late 1980’s. The matter was removed to the United States District Court for the Eastern District of Louisiana (the “Louisiana District Court”) and a motion by the Plaintiffs to remand to State Court was denied. In addition, on June 6, 2014, Louisiana Senate Bill No. 469 was enacted into Act No. 544 (“Act 544”) which prohibits certain state or local governmental entities such as the SLFPAE from initiating certain causes of action including the claims asserted in this matter. The effect of Act 544 on the pending matter has yet to be determined by the Louisiana District Court. Further, CEMEX, Inc. was dismissed without prejudice by the plaintiffs. On February 13, 2015, the Louisiana District Court dismissed the plaintiffs’ claims with prejudice. On February 27, 2015, the plaintiffs appealed this ruling. As of March 31, 2015, we cannot assess the likelihood of an adverse result or, because of the number of defendants, the potential damages which could be borne by CEMEX, Inc., if any, or if such damages, if any, would have a material adverse impact on our results of operations, liquidity and financial condition.

As of March 31, 2015, we are involved in various legal proceedings involving, but not limited to, product warranty claims, environmental claims, indemnification claims relating to acquisitions and similar types of claims brought against us that have arisen in the ordinary course of business. We believe we have made adequate provisions to cover both current and contemplated general and specific litigation risks, and we believe these matters will be resolved without any significant effect on our operations, financial position and results of operations. We are sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss. However, for a limited number of ongoing legal proceedings, we may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believe that disclosure of such information on a case-by-case basis would seriously prejudice our position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, we have disclosed qualitative information with respect to the nature and characteristics of the contingency, but have not disclosed the estimate of the range of potential loss.

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

•	the cyclical activity of the construction sector;

•	our exposure to other sectors that impact our business, such as the energy sector;

•	competition;

•	general political, economic and business conditions in the markets in which we operate;

•	the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations;

•	our ability to satisfy our obligations under our material debt agreements, the indentures that govern our Existing Senior Secured Notes (as defined herein) and our other debt instruments;

•	the impact of our below investment grade debt rating on our cost of capital;

•	our ability to consummate asset sales, fully integrate newly acquired businesses and to achieve cost-savings from our cost-reduction initiative and implement our global pricing initiatives for our products;

•	the increasing reliance on information technology infrastructure for our invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks;

•	weather conditions;

•	natural disasters and other unforeseen events; and

•	other risks and uncertainties described under “Item 3—Key Information—Risk Factors” and elsewhere in this annual report.

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

The following table sets forth selected consolidated financial information as of December 31, 2014 and 2013 and for each of the three years ended December 31, 2014 by principal geographic segment expressed as an approximate percentage of our total consolidated group. We operate in countries and regions with economies in different stages of development and structural reform and with different levels of fluctuation in exchange rates, inflation and interest rates. These economic factors may affect our results of business, financial condition and results of operations, depending upon the depreciation or appreciation of the exchange rate of each country and region in which we operate compared to the Mexican Peso and the rate of inflation of each of these countries and regions.

	Net Sales For the Period Ended December 31,			Operating Earnings Before Other Expenses, Net For the Period Ended December 31,			Total Assets at December 31,
	2012(1)	2013(1)	2014(1)	2012(2)	2013(2)	2014(2)	2013(2)	2014(2)
Mexico	21%	20%	22%	79%	53%	50%	15%	15%
United States	19%	20%	21%	(36)%	(15)%	(2)%	42%	44%
Northern Europe
United Kingdom	7%	7%	7%	5%	1%	3%	6%	6%
Germany	7%	7%	6%	(2)%	1%	1%	3%	2%
France	6%	6%	6%	4%	4%	2%	3%	3%
Rest of Northern Europe	6%	6%	6%	6%	2%	2%	3%	3%
The Mediterranean
Spain	2%	2%	2%	4%	(1)%	(1)%	5%	4%
Egypt	3%	3%	3%	11%	10%	10%	1%	2%
Rest of the Mediterranean	4%	5%	4%	4%	5%	5%	2%	2%
SAC
Colombia	6%	6%	6%	27%	25%	20%	4%	3%
Rest of SAC	8%	7%	7%	22%	20%	18%	3%	4%
Asia
Philippines	2%	3%	3%	4%	4%	5%	2%	2%
Rest of Asia	1%	1%	1%	—	—	—	—	—
Corporate and Other Operations	8%	7%	6%	(28)%	(9)%	(13)%	11%	10%
Combined	209,912	209,506	230,972	17,001	19,504	22,183	496,130	514,961
Eliminations	(12,876)	(13,845)	(20,949)	—	—	—	—	—

Consolidated	197,036	195,661	210,023	17,001	19,504	22,183	496,130	514,961

(1)	Percentages by reporting segment are determined before eliminations resulting from consolidation.
(2)	Percentages by reporting segment are determined after eliminations resulting from consolidation.

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

If we consider that it is more likely than not that the tax authorities would reject a self-determined deferred tax asset, we would decrease such deferred tax assets. Likewise, if we consider that we would not be able to use a deferred tax carryforward asset before its expiration, we would increase our valuation reserve. Both situations would result in additional income tax for the period in which such determination is made.

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

Every reporting period, we analyze our actual results versus our estimates and adjust our tax asset valuations as necessary. If actual results vary from our estimates, the deferred tax asset and/or valuations may be affected and necessary adjustments will be made based on relevant information. Any adjustments recorded will affect our statement of operations in such period.

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

Derivative financial instruments are recognized as assets or liabilities in the balance sheet at their estimated fair values, and the changes in such fair values are recognized in the statements of operations within “Other financial expense, net” for the period in which they occur, except for changes in the fair value of derivative instruments associated with cash flow hedges, in which case, such changes in fair value are recognized in stockholders’ equity, and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. Likewise, in hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result, which reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, we have not designated any derivative instruments in fair value hedges. See note 16D to our 2014 audited consolidated financial statements included elsewhere in this annual report. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, we believe the risk of non-performance of the obligations agreed to by such counterparties to be minimal.

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

Significant judgment and estimates by management are required to appropriately identify the corresponding level of fair value applicable to each derivative financing transaction, as well as to assess the amounts of the resulting assets and liabilities, mainly in respect of level 2 and level 3 fair values, in order to account for the effects of derivative financial instruments in the financial statements. See note 16D to our 2014 audited consolidated financial statements included elsewhere in this annual report.

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

Property, machinery and equipment, intangible assets of definite life and other investments are tested for impairment upon the occurrence of factors such as the occurrence of a significant adverse event, changes in our operating environment, changes in projected use or in technology, as well as expectations of lower operating results for each cash generating unit, in order to determine whether their carrying amounts may not be recovered. In such cases, an impairment loss is recorded in the statements of operations for the period when such determination is made within “Other expenses, net.” The impairment loss of an asset results from the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value of the asset, less costs to sell such asset, and the asset’s value in use, the latter represented by the net present value of estimated cash flows related to the use and eventual disposal of the asset.

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

For the years ended December 31, 2012, 2013 and 2014, the geographic segments we reported in note 4 to our 2014 audited consolidated financial statements included elsewhere in this annual report, each integrated by groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment. In arriving at this conclusion, we considered: (a) that after the acquisition, goodwill was allocated at the level of the geographic operating segment; (b) that the operating components that comprise the reported segment have similar economic characteristics; (c) that the reported segments are used by us to organize and evaluate its activities in its internal information system; (d) the homogenous nature of the items produced and traded in each operative component, which are all used by the construction industry; (e) the vertical integration in the value chain of the products comprising each component; (f) the type of clients, which are substantially similar in all components, (g) the operative integration among components; and (h) the compensation system of specific county is based on the consolidated results of the geographic segment and not on the particular results of the components. In addition, the country level represents the lowest level within CEMEX at which goodwill is monitored for internal management purposes.

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

During the last quarter of 2012, 2013 and 2014, we performed our annual goodwill impairment test. Based on these analyses, in 2014, 2013 and 2012 we did not determine impairment losses of goodwill, whereas, in 2011, we determined an impairment loss of goodwill for approximately Ps145 million (U.S.$12 million) associated with our groups of CGUs to which goodwill has been allocated in Latvia, representing 100% of the goodwill balance associated with such country. The estimated impairment loss was mainly attributable to market dynamics in this country and its position in the business economic cycle, generating that the net book value exceeded its respective recoverable amount. See note 15C to our 2014 audited consolidated financial statements included elsewhere in this annual report.

Pretax discount rates and long-term growth rates used in the reporting units that represent most of the consolidated balance of goodwill under IFRS in 2012, 2013 and 2014 are as follows:

	Discount rates			Growth rates
Reporting units	2012	2013	2014	2012	2013	2014
United States	9.9%	9.8%	8.7%	2.5%	2.5%	2.5%
Spain	11.5%	11.4%	10.1%	2.5%	2.3%	2.0%
Mexico	10.7%	10.9%	9.7%	3.0%	3.8%	3.8%
Colombia	10.7%	10.9%	9.7%	3.5%	4.2%	3.0%
France	10.3%	10.7%	9.2%	1.9%	1.7%	1.7%
United Arab Emirates	13.3%	12.2%	10.4%	3.6%	3.4%	3.4%
United Kingdom	10.3%	10.5%	9.0%	2.7%	2.1%	2.4%
Egypt	13.5%	13.0%	11.6%	4.0%	4.0%	4.0%
Range of discount rates in other countries	11.1%—13.3%	11.0%—12.3%	9.2%—14.0%	3.4%—4.0%	2.4%—5.0%	2.1%—4.9%

As of December 31, 2014, the discount rates we used in our cash flows projections generally decreased from the discount rates we used in 2013, mainly as a result of reductions in both the funding cost observed in the industry and the risk free rate, which are significant assumptions made to determine discount rates. The funding cost decreased from 7.0% in 2013 to 6.1% in 2014, while the risk free rate decreased from 3.7% in 2013 to 3.1% in 2014. As of December 31, 2013, the discount rates changed slightly from the values determined in 2012, in each case mainly as a result of variations in the country specific sovereign yield as compared to the prior year. In respect to long-term growth rates, following general practice under IFRS, we use country specific rates, which are mainly obtained from the Consensus Economics, a compilation of analysts’ forecast worldwide, or from the International Monetary Fund when the first are not available for a specific country.

In connection with our assumptions included in the table above, as of December 31, 2012, 2013 and 2014, we performed sensitivity analyses to changes in assumptions, affecting the value in use of all groups of cash-generating units with an independent reasonable possible increase of 1% in the pre-tax discount rate, and an independent possible decrease of 1% in the long-term growth rate. In addition, we performed cross-check analyses for reasonableness of our results using multiples of Operating EBITDA. In order to arrive at these multiples, which represent a reasonableness check of our discounted cash flow model; we determined a weighted average of multiples of Operating EBITDA to enterprise value observed in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of cash-generating units to which goodwill has been allocated. As of December 31, 2013 and 2014, we considered an industry weighted average Operating EBITDA multiple of 10.3 and 9.5, respectively. Our own EBITDA multiples to enterprise value as of the same dates were 11.6 times in 2013 and 10.9 times in 2014. The lowest multiple observed in our benchmark as of December 31, 2013 and 2014 was 7.2 times and 6.0 times, and the highest was 20.9 times and 16.4 times, respectively.

As of December 31, 2014 and 2013, none of our sensitivity analyses resulted in a relative impairment risk in our operating segments. As of December 31, 2012, the impairment charges resulting from the sensitivity analyses that would have resulted from an independent change of each one of the variables and/or by the use of multiples of Operating EBITDA, regarding the operating segment that presented a relative impairment risk, would have been as follows:

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

We maintain a market capitalization significantly lower than our levels prior to the 2008 global crisis, which we believe is due to factors such as: a) the contraction of the construction industry in the United States, which has experienced a continued slow recovery after the 2008 crisis, that has significantly affected our operations in such country and consequently our overall generation of cash flows; b) our significant amount of consolidated debt and our operating since August 2009 under the 2009 Financing Agreement and, since September 2012 under the Facilities Agreement (see note 16A to our 2014 audited consolidated financial statements included elsewhere in this annual report), has also significantly affected our valuation, considering the high uncertainty perceived by stakeholders regarding our odds of successfully achieving the different milestones established with our main creditors; and c) the transfer of capital during the last few years, mainly due to high volatility generated by continued liquidity problems in certain European countries, from variable income securities in developing countries such as Mexico to fixed income securities in developed countries such as the United States. The market price of CEMEX, S.A.B. de C.V.’s CPOs has recovered significantly after we entered into the Facilities Agreement (see note 16A to our 2014 audited consolidated financial statements included elsewhere in this annual report). In U.S. Dollar terms, our market capitalization decreased by approximately 6% in 2014 compared to 2013, to approximately U.S.$12.7 billion (Ps186.8 billion).

Goodwill allocated to the United States accounted for approximately 78% and 77% of our total amount of consolidated goodwill as of December 31, 2014 and 2013. In connection with our determination of value in use relative to our groups of CGUs in the United States as of December 31, 2014 and 2013, we have considered several factors, such as the historical performance of such operating segment, including operating losses in recent years, the long-term nature of our investment, the recent signs of recovery in the construction industry, the significant economic barriers for new potential competitors considering the high investment required, and the lack of susceptibility of the industry to technology improvements or alternate construction products, among other factors. We has also considered recent developments in our operations in the United States, such as the 2%, 8% and 20% increases in ready-mix concrete volumes in 2014, 2013 and 2012, respectively, and the 8%, 6% and 4%

increases in 2012, 2013 and 2014, respectively, of ready-mix concrete prices, respectively, which are key drivers for cement consumption and our profitability, and which trends are expected to continue over the next few years, as anticipated in our cash flow projections.

In addition, as mentioned above, we performed a reasonableness test of the estimated value in use by performing a sensitivity analysis on key cash flow assumptions, and estimated the recoverable amount by using the method of multiples of Operating EBITDA.

Based on the above, considering economic assumptions that were verified for reasonableness with information generated by external sources, to the extent available, the value in use of the our operating segment in the United States exceeded the respective carrying amount for goodwill impairment test purposes as of December 31, 2013. The additional sensitivity analyses were as follows:

		2013
Basic test	U.S.$	5,275
Sensitivity to plus 1 percent point in discount rate		1,131
Sensitivity to minus 1 percent point in long-term growth		2,263
Excess of multiples of Operating EBITDA over carrying amount		1,878

As of December 31, 2013 and 2014, we consider that our combination of discount rate and long-term growth rate applied in the base model for our group of cash-generating units in the United States to which goodwill has been allocated reflect the particular risk factors existing as of the date of analysis.

In addition, we have significant balances of property, machinery and equipment. During 2012, 2013 and 2014, we recognized impairment losses of property, plant and equipment, mainly in connection with the permanent closing of operating assets for an aggregate amount of approximately Ps542 million (U.S.$41 million), Ps1,358 million (U.S.$106 million) and Ps589 million (U.S.$40 million), respectively. See note 14 to our 2014 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2013 and 2014, the consolidated balances of property, machinery and equipment, net, represented approximately 41.5% and 39.4%, respectively, of our total consolidated assets. Property, machinery and equipment are tested for impairment upon the occurrence of factors, such as a significant adverse event, changes in our operating environment, changes in projected use or in technology, as well as expectations of lower operating results for each CGU, in order to determine whether their carrying amounts may not be recovered. In such cases, an impairment loss is recorded in the income statements for the period when such determination is made within “Other expenses, net.” The impairment loss of an asset results from the excess of such asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value of the asset, less costs to sell such asset, and the asset’s value in use, the latter represented by the net present value of estimated cash flows related to the use and eventual disposal of the asset. Significant judgment by management is required to appropriately assess the fair values and values in use of these assets. The main assumptions utilized to develop these estimates are a discount rate that reflects the risk of the cash flows associated with the assets evaluated and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third-party expectations of industry growth, such as governmental agencies or industry chambers of commerce.

As a result of impairment tests conducted on several cash-generating units considering certain triggering events, mainly: a) the closing and/or reduction of operations of cement and ready-mix concrete plants resulting from adjusting our supply to current demand conditions and b) the transferring of installed capacity to more efficient plants, for the years ended December 31, 2014 and 2013, we adjusted the related fixed assets to their estimated value in use in those circumstances in which the assets would continue in operation based on estimated cash flows during their remaining useful life, or to their realizable value, in case of permanent shut down, and recognized impairment losses in the following countries for the following amounts:

	For the Year Ended December 31,
	2013	2014
	(in millions of Mexican Pesos)
Spain	Ps917	Ps125
Puerto Rico	187	—
United States	134	108
Germany	59	19
Mexico	36	221
United Kingdom	—	59
Latvia	2	—
Bangladesh	—	14
Ireland	—	—
Other countries	23	43

	Ps1,358	Ps589

Valuation reserves on accounts receivable and inventories

On a periodic basis, we analyze the recoverability of our accounts receivable and our inventories (supplies, raw materials, work-in-process and finished goods), in order to determine if due to credit risk or other factors in the case of our receivables and due to weather or other conditions in the case of our inventories, some receivables may not be recovered or certain materials in our inventories may not be utilizable in the production process or for sale purposes. If we determine such a situation exists, book values related to the non-recoverable assets are adjusted and charged to the income statement through an increase in the doubtful accounts reserve or the inventory obsolescence reserve, as appropriate. These determinations require substantial management judgment and are highly complex when considering the various countries in which we have operations, each having its own economic circumstances that require continuous monitoring, and our numerous plants, deposits, warehouses and quarries. As a result, final losses from doubtful accounts or inventory obsolescence could differ from our estimated reserves

Asset retirement obligations

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

Asset retirement obligations are related mainly to future costs of demolition, cleaning and reforestation, so that at the end of their operation, raw materials extraction sites, maritime terminals and other production sites are left in acceptable condition. Significant management judgment is required in assessing the estimated cash outflows that will be disbursed upon retirement of the related assets. See notes 17 and 24 to our 2014 audited consolidated financial statements included elsewhere in this annual report.

Transactions in our own stock

From time to time we have entered into various transactions involving our own stock. These transactions have been designed to achieve various financial goals but were primarily executed to give us a means of satisfying future transactions that may require us to deliver significant numbers of shares of our own stock. These transactions are described in detail in the notes to our 2014 audited consolidated financial statements included elsewhere in this annual report. We have viewed these transactions as hedges against future exposure even though they do not meet the definition of hedges under accounting principles. There is significant management judgment necessary to properly account for these transactions, as the obligations underlying the related transactions are required to be reflected at market value, with the changes in such value reflected in our income statement, including the mandatory convertible securities embedded and our optional convertible notes. These transactions raise the possibility that we could be required to reflect losses on the transactions in our own shares without having a converse reflection of gains on the transactions under which we would deliver such shares to others. See note 16D to our 2014 audited consolidated financial statements included elsewhere in this annual report.

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

The combined effect of the use of alternate fuels that help reduce the emission of CO2 and the downturn in produced cement volumes in the EU, has generated a surplus of emission rights held over the estimated CO2 emissions in recent years. From the consolidated surplus of emission rights, during 2011, we sold an aggregate amount of approximately 13.4 million certificates, receiving revenues of approximately Ps1,518 million (U.S.$122 million), respectively. During 2012, 2013 and 2014, there were no sales of emission rights.

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

Results of Operations

Consolidation of Our Results of Operations

Our 2014 audited consolidated financial statements, included elsewhere in this annual report, include those subsidiaries in which we hold a controlling interest or which we otherwise control. Control exists when we have the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity in order to obtain benefits from its activities.

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

All significant balances and transactions between related parties have been eliminated in consolidation.

For the periods ended December 31, 2012, 2013 and 2014, our consolidated results reflect the following transactions:

•	On October 31, 2014, we announced that we had entered into agreements with Holcim, regarding a series of transactions in Europe, which closed on January 5, 2015, with retrospective effect as of

January 1, 2015. Pursuant to these agreements: a) in the Czech Republic, CEMEX acquired all of Holcim’s assets, including a cement plant, four aggregates quarries and 17 ready-mix plants for approximately €115 million (U.S.$139 million or Ps2,049 million); b) in Germany, CEMEX sold to Holcim its assets in the western part of the country, consisting of one cement plant, two cement grinding mills, one slag granulator, 22 aggregates quarries and 79 ready-mix plants for approximately €171 million (U.S.$207 million or Ps3,047 million), while CEMEX maintained its operations in the north, east and south of the country; and c) in Spain, CEMEX acquired from Holcim one cement plant in the southern part of the country with a production capacity of 850 thousand tons, one cement mill in the central part of the country with grinding capacity of 900 thousand tons, as well as certain related train cargo facilities and warehouses, among other assets, for approximately €89 million (U.S.$108 million or Ps1,592 million). The related assets in the western region of Germany were recognized at their estimated realizable value, net of costs to sell, and the reclassification from fixed assets to assets held for sale resulted in losses of approximately Ps242 million (U.S.$16 million), which includes a loss of approximately Ps210 million (U.S.$14 million) from the proportional reclassification to earnings of currency translation adjustments of the net investment in Germany accrued in equity.

•	In November 2012, CEMEX Latam, a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in the CEMEX Latam Offering, representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam is the main holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. CEMEX recognized within “Other equity reserves” a gain of approximately U.S. $630 million (approximately Ps8,096 million). See “Item 5—Operating and Financial Review and Prospects—Investments, Acquisitions and Divestitures” for additional information regarding the CEMEX Latam Offering.

•	In October 2012, Corporación Cementera Latinoamericana, S.L.U. (Sociedad Unipersonal), an indirect subsidiary of CEMEX España, completed the acquisition of the 49% non-controlling interest in CEMEX Guatemala, S.A., CEMEX’s subsidiary in Guatemala, in a private transaction for approximately U.S.$54 million (approximately Ps694 million), recognizing a reduction in the line items of “Other equity reserves” of approximately U.S.$32 million (approximately Ps411 million).

•	On May 17, 2012, through a public tender offer commenced on March 12, 2012, and after compliance with applicable regulations in Ireland, Readymix Investments, an indirect subsidiary of CEMEX España, acquired the 38.8% interest in Readymix plc, our main subsidiary in Ireland, that had not been owned by us for approximately €11 million (U.S.$15 million or Ps187 million), for €0.25 per share in cash. The listing and trading of Readymix plc’s shares on the Irish Stock Exchange was cancelled beginning on May 18, 2012.

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

Selected Consolidated Statement of Operations Data

The following table sets forth our selected consolidated statement of operations data for each of the three years ended December 31, 2012, 2013 and 2014 expressed as a percentage of net sales.

	Year Ended December 31,
	2012	2013	2014
Net sales	100%	100%	100%
Cost of sales	(70.4)	(68.9)	(68.0)

Gross profit	29.6	31.1	32.0

Administrative and selling expenses	(12.1)	(12.3)	(12.0)
Distribution expenses	(8.9)	(8.8)	(9.4)

Total administrative, selling and distribution expenses	(21.0)	(21.1)	(21.4)

Operating earnings before other expenses, net	8.6	10.0	10.6

Other expenses, net	(2.8)	(2.5)	(2.4)

Operating earnings	5.8	7.5	8.2

Financial expense	(9.4)	(10.2)	(10.2)
Other financial income, net	0.5	0.9	1.2
Equity in gain of associates	0.4	0.1	0.1

Loss before income tax	(2.7)	(1.7)	(0.7)

Income taxes	(3.1)	(3.2)	(1.9)

Consolidated net loss	(5.8)	(4.9)	(2.6)

Non-controlling interest net income	0.3	0.6	0.5

Controlling interest net loss	(6.1)	(5.5)	(3.1)

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2014 compared to the year ended December 31, 2013 in our domestic cement and ready-mix concrete sales volumes, as well as export sales volumes of cement and domestic cement and ready-mix concrete average sales prices for each of our geographic segments. The table below and the other volume data presented by geographic segment in this “—Selected Consolidated Statement of Operations Data” section are presented before eliminations resulting from consolidation (including those shown on note 4 to our 2014 audited consolidated financial statements included elsewhere in this annual report).

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Sales Prices in Local Currency(1)
Geographic Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
Mexico	+2%	+3%	-25%	+2%	+2%
United States	+7%	+2%	—	+6%	+8%
Northern Europe
United Kingdom	+2%	+1%	—	+1%	+5%
Germany	flat	-1%	+8%	+1%	+2%
France	—	-6%	—	—	-1%
Rest of Northern Europe(2)	+11%	+1%	+26%	-6%	-5%
Mediterranean
Spain	+2%	+6%	+99%	-5%	+6%
Egypt	-6%	+12%	—	+19%	+18%
Rest of the Mediterranean(3)	+14%	+8%	—	-6%	Flat
South America and the Caribbean
Colombia	+16%	+14%	—	-4%	+1%
Rest of SAC(4)	-2%	+2%	+7%	-2%	-3%
Asia
Philippines	+11%	—	-30%	+3%	—
Rest of Asia(5)	+1%	-15%	—	-3%	+7%

“—” = Not Applicable.

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which represent the weighted average change of prices in Euros) based on total sales volumes in the region.
(2)	Refers primarily to our operations in the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
(3)	Includes mainly the operations in Croatia, the UAE and Israel.
(4)	Includes the operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations in Argentina.
(5)	Includes our operations in Thailand, Bangladesh and Malaysia.

On a consolidated basis, our cement sales volumes increased approximately 5%, from 65.0 million tons in 2013 to 68.0 million tons in 2014, and our ready-mix concrete sales volumes increased approximately 2%, from 54.9 million cubic meters in 2013 to 56.0 million cubic meters in 2014. Our net sales increased approximately 7%, from Ps195.7 billion in 2013 to Ps210 billion in 2014, and our operating earnings before other expenses, net, increased approximately 14%, from Ps19.5 billion in 2013 to Ps22.2 billion in 2014.

The following tables present selected financial information of net sales and operating earnings before other expenses, net, for each of our geographic segments for the years ended December 31, 2014 and 2013. The net sales information in the table below is presented before eliminations resulting from consolidation (including those shown on note 4 to our 2014 audited consolidated financial statements included elsewhere in this annual report). Variations in net sales determined on the basis of Mexican Pesos include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Mexican Peso; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations Effects	Variation in Mexican Pesos	Net Sales For the Year Ended December 31,
				2013	2014
	(in millions of Mexican Pesos)
Mexico	+26%	—	+26%	Ps 40,932	Ps 51,411
United States	+11%	+4%	+15%	42,582	49,127
Northern Europe
United Kingdom	+9%	+10%	+19%	14,368	17,071
Germany	+1%	+2%	+3%	13,715	14,138
France	-7%	+3%	-4%	13,393	12,914
Rest of Northern Europe(2)	—	+6%	+6%	12,250	12,936
Mediterranean
Spain	+19%	+3%	+22%	3,856	4,717
Egypt	+14%	+2%	+16%	6,162	7,123
Rest of the Mediterranean(3)	+4%	+3%	+8%	9,517	10,294
South America and the Caribbean
Colombia	+3%	-3%	flat	13,203	13,242
Rest of SAC(4)	flat	+5%	+5%	15,527	16,292
Asia
Philippines	+17%	flat	+17%	5,067	5,912
Rest of Asia(5)	-7%	+4%	-3%	2,330	2,263
Others(6)	-25%	+6%	-19%	16,604	13,532

Net sales before eliminations			+10%	Ps 209,506	Ps 230,972
Eliminations from consolidation				(13,845)	(20,949)

Consolidated net sales			+7%	Ps 195,661	Ps 210,023

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations Effects	Variation in Mexican Pesos	Operating Earnings (Loss) Before Other Expenses, Net For the Year Ended December 31,
				2013	2014
	(in millions of Mexican Pesos)
Mexico	+8%	—	+8%	Ps 10,247	Ps 11,060
United States	+86%	+1%	+87%	(2,906)	(381)
Northern Europe
United Kingdom	+416%	+27%	+443%	123	668
Germany	+45%	-12%	+33%	183	244
France	-57%	+2%	-55%	742	336
Rest of Northern Europe(2)	+13%	-6%	+7%	421	451
Mediterranean
Spain	+20%	+3%	+23%	(269)	(208)
Egypt	+13%	+2%	+15%	1,911	2,190
Rest of the Mediterranean(3)	-7%	+2%	-5%	1,109	1,059
South America and the Caribbean
Colombia	-10%	-2%	-12%	4,964	4,362
Rest of SAC(4)	-1%	+7%	+6%	3,843	4,079
Asia
Philippines	+19%	+2%	+21%	853	1,036
Rest of Asia(5)	+28%	+8%	+36%	73	99
Others(6)	-28%	-29%	-57%	(1,790)	(2,812)

Operating earnings before other expenses, net			+14%	Ps 19,504	Ps 22,183

“—” = Not Applicable.

(1)	Represents the variation in local currency terms. For purposes of a geographic segment consisting of a region, the variation in local currency terms for each individual country within the region are first translated into U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the change in U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which represent the change in Euros), net, in the region.
(2)	Refers primarily to our operations in the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
(3)	Includes mainly the operations in Croatia, the UAE and Israel.
(4)	Includes the operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations in Argentina.
(5)	Includes our operations in Thailand, Bangladesh and Malaysia.
(6)	Our Others segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris N.V.), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business.

Net sales

Our consolidated net sales increased approximately 7%, from Ps195.7 billion in 2013 to Ps210.0 billion in 2014. The increase was primarily attributable to higher prices of our products, in local currency terms, in most of our operations, as well as higher volumes in Mexico, the United States, the United Kingdom and our Mediterranean, South and Central America and the Caribbean and Asia regions. Set forth below is a quantitative and qualitative analysis of the various factors affecting our net sales on a geographic segment basis. The discussion of volume data and net sales information below is presented before eliminations resulting from consolidation as described in note 4 to our 2014 audited consolidated financial statements included elsewhere in this annual report.

Mexico

Our domestic cement sales volumes from our operations in Mexico increased approximately 2% in 2014 compared to 2013, and ready-mix concrete sales volumes increased approximately 3% over the same period. Our net sales from our operations in Mexico represented approximately 22% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. The increases in domestic cement and ready-mix concrete sales volumes were primarily attributable to an increase in the demand for our products driven by higher activity in the formal residential and the industrial-and-commercial sectors. In addition, increased activity in the infrastructure sector supported by the continued strong levels of public investment, and a recovery in the informal residential sector driven by improved macroeconomic indicators such as job creation and remittances, also contributed to the increase in domestic cement and ready-mix concrete sales volumes. Our cement export volumes of our operations in Mexico, which represented approximately 5% of our Mexican cement sales volumes for the year ended December 31, 2014, decreased approximately 25% in 2014 compared to 2013, primarily as a result of lower export volumes to South America. Of our total cement export volumes from our operations in Mexico during 2014, approximately 29% was shipped to the United States, approximately 35% to Central America and the Caribbean and approximately 36% to South America. Our average sales price of domestic cement from our operations in Mexico increased approximately 2%, in Mexican Peso terms, in 2014 compared to 2013, and our average sales price of ready-mix concrete also increased approximately 2%, in Mexican Peso terms, over the same period. For the year ended December 31, 2014, cement represented approximately 53%, ready-mix concrete approximately 24% and our aggregates and other businesses approximately 23% of our net sales from our operations in Mexico before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sales prices, our net sales in Mexico, in Mexican Peso terms, increased approximately 26% in 2014 compared to 2013.

United States

Our domestic cement sales volumes from our operations in the United States increased approximately 7% in 2014 compared to 2013, and ready-mix concrete sales volumes increased approximately 2% over the same period. The increases in domestic cement and ready-mix concrete sales volumes of our operations in the U.S. resulted primarily from an increased demand in most of our U.S. markets. The industrial-and-commercial sector and the residential sector were the main drivers for volume growth. Office, hotels and manufacturing construction activity contributed favorably to the performance of the industrial-and-commercial sector. Activity in the residential sector was driven mainly by the multi-family segment supported by positive fundamentals such as large pent-up demand, relatively high affordability, and low levels of inventories. Our operations in the United States represented approximately 21% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. Our average domestic cement sales prices of our operations in the United States increased approximately 6%, in U.S. Dollar terms, in 2014 compared to 2013, and our average ready-mix concrete sales price increased approximately 8%, in U.S. Dollar terms, over the same period. For the year ended December 31, 2014, cement represented approximately 29%, ready-mix concrete approximately 35% and our aggregates and other businesses approximately 36% of net sales from our operations in the United States before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sales prices, net sales from our operations in the United States, in U.S. Dollar terms, increased approximately 11% in 2014 compared to 2013.

Northern Europe

In 2014, our operations in the Northern Europe region consisted of our operations in the United Kingdom, Germany and France, which represent the most significant operations in this region, in addition to our Rest of Northern Europe segment, which refers primarily to our operations in the Czech Republic, Austria, Poland,

Hungary and Latvia, as well as trading activities in Scandinavia and Finland. Our net sales from our operations in the Northern Europe region represented approximately 25% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2014, our operations in the Northern Europe region represented approximately 14% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Northern Europe region. See “Item 5—Operating and Financial Review and Prospects—Recent Developments Relating to Our Operations—CEMEX and Holcim Close a Series of Transactions in Europe.”

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom increased approximately 2% in 2014 compared to 2013, and ready-mix concrete sales volumes increased approximately 1% over the same period. The increases in domestic cement and ready-mix concrete sales volumes resulted primarily from the increased activity in the residential sector that continued to grow, at a more moderate rate, supported by a rise in consumer confidence and government incentives to promote home ownership. The industrial-and-commercial sector performed favorably during 2014 driven by office construction in large cities. Our operations in the United Kingdom represented approximately 7% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the United Kingdom increased approximately 1%, in Pound terms, in 2014 compared to 2013, and our average sales price of ready-mix concrete increased approximately 5%, in Pound terms, over the same period. For the year ended December 31, 2014, cement represented approximately 16%, ready-mix concrete approximately 27% and our aggregates and other businesses approximately 57% of net sales from our operations in the United Kingdom before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sales prices, net sales from our operations in the United Kingdom, in Pound terms, increased approximately 9% in 2014 compared to 2013.

Germany

Our domestic cement sales volumes from our operations in Germany remained flat in 2014 compared to 2013, and ready-mix concrete sales volumes decreased approximately 1% over the same period. The decrease in our ready-mix concrete sales volumes reflects the general change in the economic outlook, as well as some construction-workforce constraints. The residential sector continued to benefit from low levels of unemployment and mortgage rates despite land availability and regulatory caps in rental increases. A growth in wages and net immigration also contributed to housing demand. In the industrial-and-commercial sector, there have been postponements and cancellations of projects. Our cement export volumes of our operations in Germany, which represented approximately 31% of our Germany cement sales volumes for the year ended December 31, 2014, increased approximately 8% in 2014 compared to 2013, primarily as a result of higher export volumes to Europe. Our operations in Germany represented approximately 6% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Germany increased approximately 1%, in Euro terms, in 2014 compared to 2013, and our average sales price of ready-mix concrete increased approximately 2%, in Euro terms, over the same period. For the year ended December 31, 2014, cement represented approximately 27%, ready-mix concrete approximately 37% and our aggregates and other businesses approximately 36% of net sales from our operations in Germany before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete average sales prices, partially offset by a decrease in ready-mix concrete sales volumes, net sales from our operations in Germany, in Euro terms, increased approximately 1% in 2014 compared to 2013.

France

Our ready-mix concrete sales volumes from our operations in France decreased approximately 6% in 2014 compared to 2013. The decrease in ready-mix concrete sales volumes resulted primarily from the deterioration of the French economy. In the infrastructure sector, activity slowed down due to public financing constraints and the cancellation or postponement of some projects due to the government’s deficit reduction objectives; however, the sector continues to be supported by a number of ongoing highway and high-speed-railway projects that started in 2012. The performance of the residential sector continues to be affected by high levels of unemployment, loss of buying power and a less attractive buy-to-let program. Our operations in France represented approximately 6% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in France decreased approximately 1%, in Euro terms, in 2014 compared to 2013. For the year ended December 31, 2014, ready-mix concrete represented approximately 69% and our aggregates and other businesses approximately 31% of net sales from our operations in France before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in ready-mix concrete sales volumes and average sales price, net sales from our operations in France, in Euro terms, decreased approximately 7% in 2014 compared to 2013.

Rest of Northern Europe

In 2014, our operations in our Rest of Northern Europe segment consisted primarily of our operations in the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. Our domestic cement sales volumes of our operations in our Rest of Northern Europe segment increased approximately 11% in 2014 compared to 2013, and ready-mix concrete sales volumes increased approximately 1% over the same period. The increase in domestic cement volumes resulted primarily from an increase in sales volumes in our Poland operations. Our cement export volumes of our operations in the Rest of Northern Europe, which represented approximately 27% of our Rest of Northern Europe cement sales volumes for the year ended December 31, 2014, increased approximately 26% in 2014 compared to 2013, primarily as a result of higher export volumes to Europe and Asia. Our net sales from our operations in our Rest of Northern Europe segment represented approximately 6% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of Northern Europe segment decreased approximately 6%, in Euro terms, in 2014 compared to 2013, and our average sales price of ready-mix concrete decreased approximately 5%, in Euro terms, over the same period. For the year ended December 31, 2014, cement represented approximately 37%, ready-mix concrete approximately 40% and our aggregates and other businesses approximately 23% of net sales from our operations in our Rest of Northern Europe segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes, completely offset by decreased in domestic cement and ready-mix concrete average sales prices, net sales in our Rest of Northern Europe segment, in Euro terms, remained flat in 2014 compared to 2013.

The Mediterranean

In 2014, our operations in the Mediterranean region consisted of our operations in Spain and Egypt, which represent the most significant operations in this region, in addition to our Rest of the Mediterranean segment, which includes mainly our operations in Croatia, the UAE and Israel. Our net sales from our operations in the Mediterranean region represented approximately 9% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2014, our operations in the Mediterranean region represented approximately 8% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Mediterranean region.

Spain

Our domestic cement sales volumes from our operations in Spain increased approximately 2% in 2014 compared to 2013, while ready-mix concrete sales volumes increased approximately 6% over the same period. The increases in domestic cement and ready-mix concrete sales volumes resulted primarily from the activity in the residential sector that continues to improve supported by macroeconomic and better credit conditions in the country. In addition, the increase in public biddings started to reflect in activity in the infrastructure sector. Our operations in Spain represented approximately 2% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. Our cement export volumes of our operations in Spain, which represented approximately 64% of our Spain cement sales volumes for the year ended December 31, 2014, increased approximately 99% in 2014 compared to 2013, primarily as a result of higher export volumes to Africa and Europe. Of our total cement export volumes of our operations in Spain during 2014, approximately 4% were to Central America and the Caribbean, approximately 9% were to South America, approximately 36% were to Europe and to the Middle East and approximately 51% were to Africa. Our average sales price of domestic cement of our operations in Spain decreased approximately 5%, in Euro terms, in 2014 compared to 2013, and our average sales price of ready-mix concrete increased approximately 6%, in Euro terms, over the same period. For the year ended December 31, 2014, cement represented approximately 75%, ready-mix concrete approximately 15% and our aggregates and other businesses approximately 10% of net sales from our operations in Spain before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and the average ready-mix-concrete sales price, partially offset by a decrease in the average domestic cement sales price, net sales from our operations in Spain, in Euro terms, increased approximately 19% in 2014 compared to 2013.

Egypt

Our domestic cement sales volumes from our operations in Egypt decreased approximately 6% in 2014 compared to 2013, while ready-mix concrete sales volumes increased approximately 12% over the same period. The decrease in domestic cement sales volumes resulted primarily from electricity shortages and the increased cement-production capacity in the country. The informal sector continues to be the main driver of demand for our products. In addition, the formal residential sector continued to see increased activity. Our net sales from our operations in Egypt represented approximately 3% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms. Our average sales price of domestic cement increased approximately 19%, in Egyptian pound terms, in 2014 compared to 2013, and our average sales price of ready-mix concrete increased approximately 18%, in Egyptian pound terms, over the same period. For the year ended December 31, 2014, cement represented approximately 88%, ready-mix concrete approximately 7% and our aggregates and other businesses approximately 5% of net sales from our operations in Egypt before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in ready-mix concrete sales volumes and domestic cement and ready-mix concrete average sales prices, partially offset by a decrease in domestic cement sales volumes, our net sales in Egypt, in Egyptian pound terms, increased approximately 14% in 2014 compared to 2013.

Rest of the Mediterranean

In 2014, our operations in our Rest of the Mediterranean segment consisted mainly of our operations in Croatia, the UAE and Israel. Our domestic cement sales volumes of our operations in our Rest of the Mediterranean segment increased approximately 14% in 2014 compared to 2013, and ready-mix concrete sales volumes increased approximately 8% over the same period. The increases in domestic cement and ready-mix concrete sale volumes resulted primarily from increased levels of activity in the infrastructure and residential sectors in Israel and increased levels of construction in the UAE. Our cement export volumes of our operations in the Rest of the Mediterranean, which represented approximately 42% of our Rest of the Mediterranean cement sales volumes for the year ended December 31, 2014, increased approximately 2% in 2014 compared to 2013, primarily as a result of higher export volumes to the Middle East, partially offset by lower export volumes to Europe. Our net sales from our operations in our Rest of the Mediterranean segment represented approximately 4% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of the Mediterranean decreased approximately 6%, in Euro terms, in 2014 compared to 2013, and our average sales price of ready-mix concrete remained flat in Euro terms, over the same period. For the year ended December 31, 2014, cement represented approximately 19%, ready-mix concrete approximately 58% and our aggregates and other businesses approximately 23% of our net sales from our operations in our Rest of the Mediterranean segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes, partially offset by a decrease in the domestic cement average sales price, net sales in our Rest of the Mediterranean segment, in Euro terms, increased approximately 4% in 2014 compared to 2013.

South America and the Caribbean

In 2014, our operations in the South America and the Caribbean region consisted of our operations in Colombia, which represents the most significant operations in this region, in addition to our Rest of South America and the Caribbean segment, which includes our operations in Costa Rica, Guatemala, Panama, Nicaragua, Puerto Rico, the Dominican Republic, Jamaica and other countries in the Caribbean, as well as small ready-mix concrete operations in Argentina. Some of these trading operations in the Caribbean region consist of the resale of cement produced by our operations in Mexico. Our net sales from our operations in the South America and the Caribbean region represented approximately 13% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2014, our operations in the South America and the Caribbean region represented approximately 7% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the South America and the Caribbean region.

Colombia

Our domestic cement sales volumes from our operations in Colombia increased approximately 16% in 2014 compared to 2013, and ready-mix concrete sales volumes increased approximately 14% over the same period. The increases in domestic cement and ready-mix concrete sales volumes resulted primarily from increased demand in all sectors. The residential sector, including self-construction and formal housing, continued its positive trend. Infrastructure remained also an important driver for demand of our products with the execution of several ongoing highway projects. The industrial-and-commercial sector continued with a strong performance driven by office and commercial buildings. Our net sales from our operations in Colombia represented approximately 6% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Colombia decreased approximately 4%, in Colombian Peso terms, in 2014 compared to 2013, and our average sales price of ready-mix concrete increased approximately 1%, in Colombian Peso terms, over the same period. For the year ended December 31, 2014, cement represented approximately 57%, ready-mix concrete approximately 30% and our aggregates and other businesses approximately 13% of our net sales from our operations in Colombia before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and the average in ready-mix concrete sales price, partially offset by a decrease in the average domestic cement sales price, net sales of our operations in Colombia, in Colombian Peso terms, increased approximately 3% in 2014 compared to 2013.

Rest of South America and the Caribbean

For the year ended December 31, 2014, our operations in our Rest of South America and the Caribbean segment included our operations in Costa Rica, Guatemala, Panama, Nicaragua, Puerto Rico, the Dominican Republic, Jamaica and other countries in the Caribbean, and small ready-mix concrete operations in Argentina. Our domestic cement volumes from our operations in our Rest of South America and the Caribbean segment decreased approximately 2% in 2014 compared to 2013, and ready-mix concrete sales volumes increased approximately 2%, over the same period. The decrease in domestic cement sales volumes resulted primarily from a decrease in our sales volumes in our operations in Panama, while the increase in our ready-mix concrete sales volumes resulted primarily from an increase in our sales volumes in our operations in the Dominican Republic. Our net sales from our operations in our Rest of South America and the Caribbean segment represented approximately 7% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of South America and the Caribbean segment decreased approximately 2% in U.S. Dollar terms, in 2014 compared to 2013, and our average sales price of ready-mix concrete decreased approximately 3%, in U.S. Dollar terms, over the same period. For the year ended December 31, 2014, cement represented approximately 73%, ready-mix concrete approximately 19% and our other businesses approximately 8% of net sales from our operations in our Rest of South America and the Caribbean segment before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement sales volumes and domestic cement and ready-mix concrete average sales volumes, completely offset by an increase of ready-mix concrete sales price, net sales of our operations in our Rest of South America and the Caribbean segment, in U.S. Dollar terms, remained flat in 2014 compared to 2013.

Asia

For the year ended December 31, 2014, our operations in the Asia region consisted of our operations in the Philippines, which represent the most significant operations in this region, in addition to our Rest of Asia segment, which includes our operations in Thailand, Bangladesh and Malaysia. Our net sales from our operations in the Asia region represented approximately 5% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2014, our operations in the Asia region represented approximately 2% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Asia region.

The Philippines

Our domestic cement sales volumes from our operations in the Philippines increased approximately 11% in 2014 compared to 2013. The increase in our domestic cement sales volumes resulted primarily from strong public and private spending and also reflect the introduction of the new cement-grinding mill at the end of the year. Favorable economic conditions such as stable levels of inflation and mortgage rates, and healthy remittances inflows continue to support the activity in the residential sector. Increased investor confidence contributed to the positive performance of the industrial-and-commercial sector during 2014 supported by different industries including manufacturing, automotive, business process outsourcing, gaming and hospitality, among others. Investment in the infrastructure sector has increased, although at a moderate pace reflecting a slow implementation of projects. In addition, the infrastructure and industrial-and-commercial sectors continued with their positive performance. Our cement export volumes of our operations in Philippines, which represented approximately 1% of our Philippines cement sales volumes for the year ended December 31, 2014, decreased approximately 30% in 2014 compared to 2013, primarily as a result of lower export volumes to the Asia region. Our net sales from our operations in the Philippines represented approximately 3% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Philippines increased approximately 3% in

Philippine Peso terms, in 2014 compared to 2013. For the year ended December 31, 2014, cement represented approximately 99% of our net sales from our operations in the Philippines before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement sales volumes and average sales price, net sales of our operations in the Philippines, in Philippine Peso terms, increased approximately 17% in 2014 compared to 2013.

Rest of Asia

For the year ended December 31, 2014, our operations in our Rest of Asia segment included our operations in Thailand, Bangladesh and Malaysia. Our domestic cement sales volumes from our operations in our Rest of Asia segment increased approximately 1% in 2014 compared to 2013, and ready-mix concrete sales volumes decreased approximately 15% over the same period. The decrease in ready-mix concrete sales volumes resulted primarily from the fact that we consolidated the results of our operations in China for the full year in 2013 while we only consolidated such results through August 31st in 2014. Our net sales from our operations in our Rest of Asia segment represented approximately 2% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement decreased approximately 3% in U.S. Dollar terms, in 2014 compared to 2013, and the average sales price of ready-mix concrete increased approximately 7%, in U.S. Dollar terms, over the same period. For the year ended December 31, 2014, cement represented approximately 44%, the average ready-mix concrete approximately 48% and our other businesses approximately 8% of net sales from our operations in our Rest of Asia segment before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in ready-mix concrete sales volumes and the average domestic cement sales price, partially offset by an increase in domestic cement sales volumes and ready-mix concrete sales price, net sales from our operations in our Rest of Asia segment, in U.S. Dollar terms, decreased approximately 7% in 2014 compared to 2013.

Others

Our Others segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris N.V.), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business. Net sales from our Others segment decreased approximately 25% before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable, in 2014 compared to 2013, in U.S. Dollar terms. The decrease in net sales in our Others segment primarily was a result of a decrease in our worldwide cement volumes of our trading operations. For the year ended December 31, 2014, our information technology solutions company represented approximately 35% and our trading operations represented approximately 31% of our net sales in our Others segment, in U.S. Dollar terms.

Cost of Sales. Our cost of sales, including depreciation, increased approximately 6% from Ps134.8 billion in 2013 to Ps142.7 billion in 2014. As a percentage of net sales, cost of sales decreased from 68.9% in 2013 to 68.0% in 2014. The decrease in cost of sales as a percentage of net sales was mainly driven by our improvement on operating efficiencies and product mix. Our cost of sales includes freight expenses of raw materials used in our producing plants and delivery expenses of our ready-mix concrete business.

Gross Profit. For the reasons explained above, our gross profit increased approximately 10% from approximately Ps60.9 billion in 2013 to approximately Ps67.3 billion in 2014. As a percentage of net sales, gross profit increased from approximately 31.1% in 2013 to 32.0% in 2014. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution expenses, which in aggregate represented costs of approximately Ps17.2 billion in 2013 and approximately Ps19.8 billion in 2014.

Administrative, selling and distribution expenses. Our administrative, selling and distribution expenses increased approximately 9%, from approximately Ps41.3 billion in 2013 to approximately Ps45.1 billion in 2014. As a percentage of net sales, administrative, selling and distribution expenses increased from approximately 21.2% in 2013 to 21.5% in 2014. Our administrative, selling and distribution expenses includes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which were included as part of our administrative and selling expenses line item in the amount of approximately Ps8.1 billion in 2013 and Ps6.2 billion in 2014; and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ facilities, which were included as part of our distribution expenses line item and which, for the years ended December 31, 2013 and 2014, represented Ps17.2 billion and Ps19.8 billion, respectively.

Operating Earnings Before Other Expenses, Net. For the reasons mentioned above, our operating earnings before other expenses, net increased approximately 14% from approximately Ps19.5 billion in 2013 to approximately Ps22.2 billion in 2014. As a percentage of net sales, operating earnings before other expenses, net increased from approximately 10.0% in 2013 to 10.6% in 2014. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a geographic segment basis.

Mexico

Our operating earnings before other expenses, net, from our operations in Mexico increased approximately 8%, in Mexican Peso terms, from operating earnings before other expenses, net, of approximately Ps10.3 billion in 2013 to operating earnings before other expenses, net, of approximately Ps11.1 billion in 2014. The increase resulted primarily from the increases in domestic cement and ready-mix concrete sales volumes and average sales prices driven by higher activity in the formal residential, industrial-and-commercial and infrastructure sectors.

United States

Our operating loss before other expenses, net, from our operations in the United States decreased approximately 86% in U.S. Dollar terms. The decrease in operating loss before other expenses net, resulted primarily from the increases in domestic cement and ready-mix concrete sales volumes and average sales prices and by our continuous improvement operating efficiencies.

Northern Europe

United Kingdom

Our operating earnings before other expenses, net, from our operations in the United Kingdom increased significantly in Pound terms. The increase resulted primarily from increases in domestic cement and ready-mix concrete sales volumes and average sales prices supported by favorable performance in the residential and industrial-and-commercial sectors.

Germany

Our operating earnings before other expenses, net, from our operations in Germany increased 45% in Euro terms. The increase resulted primarily from the increases in cement and ready-mix concrete sales average sales prices as a result of housing demand in the residential sector.

France

Our operating earnings before other expenses, net, from our operations in France decreased approximately 57% in Euro terms. The decrease resulted primarily by the decreases in ready-mix concrete sales volumes and average sales price affected by the deterioration of the economy that has mainly slowed down the activity in the infrastructure and residential sectors.

Rest of Northern Europe

Our operating earnings before other expenses, net, from our operations in our Rest of Northern Europe segment increased approximately 13% in Euro terms. The increase resulted primarily from the increases in domestic cement and ready-mix concrete sales volumes, supported by the infrastructure and industrial-and-commercial sectors.

The Mediterranean

Spain

Our operating loss before other expenses, net, from our operations in Spain increased approximately 20% in Euro terms. The increase in the operating loss before other expenses, net, resulted primarily from the increases in domestic cement and ready-mix concrete sales volumes and the average ready-mix concrete sales price as a result of the improvement in the residential and infrastructure sectors.

Egypt

Our operating earnings before other expenses, net, from our operations in Egypt increased 13% in Egypt Pound terms. The increase resulted primarily from the increases in ready-mix concrete sales volumes and domestic cement and ready-mix concrete average sales prices, partially offset by a decrease in domestic cement volumes.

Rest of the Mediterranean

Our operating earnings before other expenses, net, from our operations in our Rest of the Mediterranean segment decreased approximately 7% in Euro terms. The decrease resulted primarily from lower domestic cement and ready-mix concrete sales volumes in Croatia and Israel, partially offset by our operating results in UAE.

South America and the Caribbean

Colombia

Our operating earnings before other expenses, net, from our operations in Colombia decreased approximately 10% in Colombian Peso terms. The decrease resulted primarily from an increase in our Colombian cost of sales, mainly from higher production and maintenance costs.

Rest of South America and the Caribbean

Our operating earnings before other expenses, net, from our operations in our Rest of South America and the Caribbean segment decreased approximately 1% in U.S. Dollar terms. The decrease resulted primarily from the decreases in domestic cement volumes and domestic cement and ready-mix concrete average sales prices and from an increase in our Dominican Republic cost of sales.

Asia

The Philippines

Our operating earnings before other expenses, net, from our operations in the Philippines increased approximately 19% in Philippine Peso terms. The increase resulted primarily from the increases in domestic cement sales volumes and average sales prices and was driven mainly by strong public and private spending and favorable economic conditions that had a positive impact in all of our markets in the country.

Rest of Asia

Our operating earnings before other expenses, net, from our operations in our Rest of Asia segment increased approximately 28% in U.S. Dollar terms. The increase resulted primarily from an increase in ready-mix concrete sales volumes.

Others

Our operating loss before other expenses, net, from our operations in our Others segment increased approximately 28% in U.S. Dollar terms. The increase in our operating loss resulted primarily from a decrease in trading operations and others, such as transport and concrete multiproducts.

Other Expenses, Net. Our other expenses, net, increased approximately 5%, in Mexican Peso terms, from approximately Ps4.9 billion in 2013 to approximately Ps5.1 billion in 2014. The increase resulted primarily from impairment losses from assets held for sale.

The most significant items included under this caption for the years ended December 31, 2013 and 2014 are as follows:

	For the Year Ended December 31,
	2013	2014
	(in millions of Mexican Pesos)
Impairment losses and effects from assets held for sale	Ps(1,591)	Ps(3,867)
Restructuring costs	(963)	(546)
Charitable contributions	(25)	(18)
Results from sales of assets and others, net	(2,324)	(697)

	Ps(4,903)	Ps(5,128)

Financial Items

Pursuant to IFRS, financial items include:

•	financial or interest expense on borrowed funds;

•	financial income on cash and cash equivalents;

•	changes in the fair value resulting from the valuation of financial instruments, including derivative instruments and marketable securities;

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•	accretion result from assets and liabilities and others.

	Year Ended December 31,
	2013	2014
	(in millions of Mexican Pesos)
Financial items:
Financial expense	Ps(19,937)	Ps(21,504)
Other financial income, net:
Financial income	424	324
Results from financial instruments	2,075	(874)
Foreign exchange results	57	3,920
Effects of net present value on assets and liabilities and others, net	(850)	(875)

	Ps(18,231)	Ps(19,009)

Our financial items in 2014, which comprises financial expense and other financial income, net, as reported in our statements of operations, increased 4% from a loss of approximately Ps18.2 billion in 2013 to a loss of approximately Ps19.0 billion in 2014. The components of the change are shown above.

Our financial expense increased approximately 8%, from approximately Ps19.9 billion in 2013 to approximately Ps21.5 billion in 2014, primarily attributable to premium payments, partially offset by lower interest rates on our financial debt.

Our other financial income, net decreased approximately 24%, from Ps424 million in 2013 to Ps324 million in 2014. Our result from financial instruments decreased significantly from a gain of approximately Ps2,075 million in 2013 to a loss of approximately Ps874 million in 2014, primarily attributable to derivatives related to CEMEX shares. Our foreign exchange result increased significantly, from a gain of approximately Ps57 million in 2013 to a gain of approximately Ps3.9 billion in 2014. The increase was primarily attributable to the fluctuation of the Mexican Peso against the U.S. Dollar. The accretion expense, which represents the effects on our net assets and liabilities recognized at amortized cost due to the passage of time, increased by approximately 3% from an expense of approximately Ps850 million in 2013 to an expense of Ps875 million in 2014.

Derivative Financial Instruments. For the years ended December 31, 2013 and 2014, our derivative financial instruments that had a potential impact on our other financial income consisted of equity forward in third-party shares contracts, interest rate swaps contracts derivatives related to energy projects, conversion options embedded in the March 2015 Optional Convertible Subordinated U.S. Dollar Notes and the March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes until December 31, 2012 and since then, the conversion option embedded in the November 2019 Mandatory Convertible Mexican Peso Notes, as discussed in note 16D to our 2014 audited consolidated financial statements included elsewhere in this annual report.

For the year ended December 31, 2014, our loss from our financial instruments decreased significantly for the reasons described above. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Equity Forward Arrangements.”

Income Taxes. Our income tax effect in the statement of operations, which is primarily comprised of current income taxes plus deferred income taxes, decreased approximately 35% from an expense of approximately Ps6.2 billion in 2013 to an expense of Ps4.0 billion in 2014.

The decrease in the income tax expense is mainly attributable to current income taxes, which decreased from an expense of approximately Ps14.2 billion in 2013 to an expense of approximately Ps4.2 billion in 2014, resulting primarily from the absence of no material negative effects related to the consolidation regime in Mexico in 2014 compared to 2013.

Our deferred tax expense decreased from an income of approximately Ps8.0 billion in 2013 to an income of approximately Ps195 million in 2014. Our deferred tax benefit decrease was primarily attributable to the changes in income tax rates in some of the countries where CEMEX operates. See notes 19B and 19D to our 2014 audited consolidated financial statements included elsewhere in this annual report.

For each of the years ended December 31, 2013 and 2014, our approximate statutory income tax rate was 30%. Our effective tax rate in 2013 resulted in a negative tax rate of 182.6%, considering a loss before income tax of approximately Ps3.4 billion, while our effective tax rate in 2014 resulted in a negative tax rate of 242.7%, considering a loss before income tax of approximately Ps1.7 billion. See “Item 3––Key Information––Risk Factors—Certain tax matters may have an adverse effect on our cash flow, financial condition and net income.”

Consolidated Net Loss. For the reasons described above, our consolidated net loss (before deducting the portion allocable to non-controlling interest) for 2014 decreased 41%, from a consolidated net loss of approximately Ps9.6 billion in 2013 to a consolidated net loss of approximately Ps5.7 billion in 2014.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third-parties as of the end of each month during the relevant period and the consolidated net loss attributable to those subsidiaries. Non-controlling interest net income decreased, from a gain of Ps1.2 billion in 2013 to a gain of Ps1.1 billion in 2014, primarily attributable to a decrease in the net income of the consolidated entities in which others have a non-controlling interest.

Controlling Interest Net Loss. Controlling interest net loss represents the difference between our consolidated net loss and non-controlling interest net income, which is the portion of our consolidated net loss attributable to those of our subsidiaries in which non-associated third-parties hold interests. For the reasons described above, our controlling interest net loss decreased 37%, from a net loss of approximately Ps10.8 billion in 2013 to a controlling interest net loss of approximately Ps6.8 billion in 2014.

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

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations Net of inflation effect	Variation in Mexican Pesos	Net Sales For the Year Ended December 31,
				2012	2013
				(in millions of Mexican Pesos)
Mexico	-8%	—	-8%	Ps 44,412	Ps40,932
United States	+8%	-2%	+6%	40,319	42,582
Northern Europe
United Kingdom	+2%	-4%	-2%	14,620	14,368
Germany	-6%	+1%	-5%	14,406	13,715
France	Flat	+1%	+1%	13,324	13,393
Rest of Northern Europe(2)	-7%	+3%	-4%	12,778	12,250
Mediterranean
Spain	-21%	+1%	-20%	4,841	3,856
Egypt	+16%	-19%	-3%	6,382	6,162
Rest of the Mediterranean(3)	+19%	-2%	+17%	8,160	9,517
SAC
Colombia	+18%	-7%	+11%	11,932	13,203
Rest of SAC(4)	+2%	-8%	-6%	16,450	15,527
Asia
Philippines	+12%	-4%	+8%	4,704	5,067
Rest of Asia(5)	-2%	-2%	-4%	2,430	2,330
Others(6)	-9%	+19%	+10%	15,154	16,604

Net sales before eliminations			Flat	Ps209,912	Ps209,506
Eliminations from consolidation
Eliminations from consolidation				(12,876)	(13,845)

Consolidated net sales			-1%	Ps197,036	Ps195,661

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations Net of inflation effect	Variation in Mexican Pesos	Operating Earnings (Loss) Before Other Expenses, Net For the Year Ended December 31,
				2012	2013
				(in millions of Mexican Pesos)
Mexico	-24%	—	-24%	Ps13,403	Ps10,247
United States	+54%	-2%	+52%	(6,059)	(2,906)
Northern Europe
United Kingdom	-98%	+11%	-87%	914	123
Germany	+154%	+5%	+159%	(311)	183
France	-2%	—	-2%	759	742
Rest of Northern Europe(2)	-52%	—	-52%	879	421
Mediterranean
Spain	-142%	-1%	-141%	659	(269)
Egypt	+19%	-19%	Flat	1,917	1,911
Rest of the Mediterranean(3)	+51%	-5%	+46%	762	1,109
SAC
Colombia	+17%	-7%	+10%	4,509	4,964
Rest of SAC(4)	+16%	-11%	+5%	3,656	3,843
Asia
Philippines	+39%	+4%	+43%	596	853
Rest of Asia(5)	+249%	-140%	+109%	35	73
Others(6)	-9%	+71%	+62%	(4,718)	(1,790)

Operating earnings before other expenses, net			+15%	Ps17,001	Ps19,504

“—” = Not Applicable

(1)	Represents the variation in local currency terms. For purposes of a geographic segment consisting of a region, the variation in local currency terms for each individual country within the region are first translated into U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the change in U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which represent the change in Euros), net, in the region.
(2)	Refers primarily to operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
(3)	Includes mainly the operations in Croatia, the UAE and Israel.
(4)	Includes the operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations Argentina.
(5)	Includes primarily our operations in Thailand, Bangladesh, China and Malaysia.
(6)	Our Others segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris N.V.), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business.

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

The most significant items included under this caption for the years ended December 31, 2012 and 2013 are as follows:

	For the Year Ended December 31,
	2012	2013
	(in millions of Mexican Pesos)
Restructuring costs	Ps(3,079)	Ps(963)
Impairment losses	(1,661)	(1,591)
Charitable contributions	(100)	(25)
Results from sales of assets and others, net	(650)	(2,324)

	Ps(5,490)	Ps(4,903)

Financial Items

Pursuant to IFRS, financial items include:

•	financial or interest expense on borrowed funds;

•	financial income on cash and cash equivalents;

•	changes in the fair value resulting from the valuation of financial instruments, including derivative instruments and marketable securities;

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•	accretion result from assets and liabilities and others.

	Year Ended December 31,
	2012	2013
	(in millions of Mexican Pesos)
Financial items:
Financial expense	Ps(18,511)	Ps(19,937)
Other financial income (expense), net:
Financial income	620	424
Results from financial instruments	178	2,075
Foreign exchange results	1,142	57
Effects of net present value on assets and liabilities and others, net	(963)	(850)

	Ps(17,534)	Ps(18,231)

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

Derivative Financial Instruments. For the years ended December 31, 2012 and 2013, our derivative financial instruments that had a potential impact on our other financial income (expense) consisted of equity forward contracts, a forward instrument over the Total Return Index of the Mexican Stock Exchange, interest rate derivatives related to energy projects, conversion options embedded in the March 2015 Optional Convertible Subordinated U.S. Dollar Notes and the March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes until December 31, 2012 and since then, the conversion option embedded in the November 2019 Mandatory Convertible Mexican Peso Notes, as discussed in note 16D to our 2013 audited consolidated financial statements included elsewhere in this annual report.

For the year ended December 31, 2013, our gain from our financial instruments increased significantly for the reasons described above. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Equity Forward Arrangements.”

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

For each of the years ended December 31, 2012 and 2013, our approximate statutory income tax rate was 30%. Our effective tax rate in 2012 resulted in a negative tax rate of 114.1%, considering a loss before income tax of approximately Ps5.3 billion, while our effective tax rate in 2013 resulted in a negative tax rate of 182.6%, considering a loss before income tax of approximately Ps3.4 billion. See “Item 3—Key Information—Risk Factors—Certain tax matters may have an adverse effect on our cash flow, financial condition and net income.”

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

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through operations of our subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, any one of which may materially increase our net loss and reduce cash from operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. Our consolidated net cash flows provided by operating activities before interest, coupons on Perpetual Debentures and income taxes paid in cash were approximately Ps30.2 billion in 2012, Ps27.0 billion in 2013 and Ps36.5 billion in 2014. See our statement of cash flows included elsewhere in this annual report. CEMEX management is of the opinion that working capital is sufficient for our present requirements.

Sources and Uses of Cash

Our review of sources and uses of resources below refers to nominal amounts included in our statement of cash flows for 2012, 2013 and 2014.

Our primary sources and uses of cash during the years ended December 31, 2012, 2013 and 2014 were as follows:

	For the year ended December 31,
	2012	2013	2014
	(in millions of Mexican Pesos)
Operating Activities
Consolidated net loss	(11,338)	(9,611)	(5,680)
Non-cash items	43,608	40,738	40,650
Changes in working capital, excluding income taxes	(2,048)	(4,082)	1,544

Net cash flow provided by operating activities before interest, coupons on Perpetual Debentures and income taxes	30,222	27,045	36,514
Financial expense paid in cash including coupons on Perpetual Debentures and income taxes	(24,273)	(25,775)	(24,522)

Net cash flows provided by operating activities	5,949	1,270	11,992
Investing Activities
Property, machinery and equipment, net	(5,922)	(5,570)	(6,134)
Disposal (acquisition) of subsidiaries and associates, net	(895)	1,259	167
Other long term assets and others, net	4,258	(1,085)	(694)

Net cash flows used in investing activities	(2,559)	(5,396)	(6,661)
Financing Activities
Issuance of common stock by subsidiaries	12,442	—	—
Derivative financial instruments	1,633	(256)	1,561
Issuance (repayment) of debt, net	(17,239)	5,933	(11,110)
Securitization of trade receivables	(193)	(1,854)	2,052
Non-current liabilities, net	(1,679)	(568)	(1,130)

Net cash flows (used in) provided by financing activities	(5,036)	3,255	(8,627)

Decrease in cash and cash equivalents	(1,646)	(871)	(3,296)
Cash conversion effect, net	(2,004)	3,569	709
Cash and cash equivalents at beginning of period	16,128	12,478	15,176

Cash and cash equivalents at the end of period	Ps12,478	Ps15,176	Ps12,589

2014. During 2014, including the positive foreign currency effect of our initial balances of cash and cash equivalents generated during the period of approximately Ps709 million, there was a decrease in cash and cash equivalents of approximately Ps2.6 billion. This decrease was the result of our net cash flows used in financing activities of approximately Ps8.6 billion and our net cash flows used in investing activities of approximately Ps6.7 billion, partially offset by our net cash flows provided by operating activities, which, after financial expense, Perpetual Debentures coupons and income taxes paid in cash of approximately Ps24.5 billion, amounted to approximately Ps12.0 billion.

For the year ended December 31, 2014, our net cash flows provided by operating activities included cash flows generated in working capital of approximately Ps1.5 billion, which was primarily comprised of cash flows originated by other accounts receivable and other assets, trade payables and other accounts payable and accrued expenses, for an aggregate amount of approximately Ps7.5 billion, partially offset by cash flows disbursed by trade receivable, net and inventories for an aggregate amount of approximately Ps6.0 billion.

During 2014, our net cash flows provided by operating activities after financial expense, Perpetual Debentures coupons and income taxes paid in cash of approximately Ps12.0 billion, which were disbursed mainly in connection with our net resources used in financing activities of approximately Ps8.6 billion, which include repayment of our debt, net, and non-current liabilities for an aggregate amount of approximately Ps12.2 billion, partially offset by our cash flows generated by the securitization of trade receivables and our derivative financial instruments for an aggregate amount of approximately Ps3.6 billion and with our net resources used in the investing activities of Ps6.7 billion, which include investing in Property, machinery and equipment, net and Other long term assets and others, net for an aggregate amount of approximately Ps6.8 billion, partially offset by our disposal of subsidiaries and associates, net for an aggregate amount of Ps167 million.

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

As of December 31, 2014, we had the following lines of credit, the majority of which are subject to the bank’s availability at annual interest rates ranging between approximately 2.24% and 7.20%, depending on the negotiated currency:

	Lines of Credit	Available
	(in millions of Mexican Pesos)
Other lines of credit in foreign subsidiaries	6,649	5,315
Other lines of credit from banks	5,209	5,209

	11,858	10,524

Capital Expenditures

Our capital expenditures incurred for the years ended December 31, 2013 and 2014, and our expected capital expenditures during 2015, which include an allocation to 2015 of a portion of our total future committed amount, are as follows:

	Actual For the Year Ended December 31, Actual		Estimated in 2015
	2013	2014
	(in millions of U.S. Dollars)
Mexico	86	79	93
United States	160	202	240
Northern Europe
United Kingdom	44	45	31
Germany	37	29	17
France	28	27	23
Rest of Northern Europe(1)	32	25	33
The Mediterranean
Spain	10	12	13
Egypt	24	31	53
Rest of Mediterranean(2)	23	21	20
SAC
Colombia	60	101	195
Rest of SAC(3)	52	57	46
Asia
Philippines	39	52	20
Rest of Asia(4)	6	4	4
Others	5	4	12

Total consolidated	606	689	800

Of which
Expansion capital expenditures	117	186	300
Base capital expenditures	489	503	500

(1)	Refers primarily to our operations in the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
(2)	Includes mainly the operations in Croatia, the UAE and Israel.
(3)	Includes the operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations in Argentina.
(4)	Includes our operations in Thailand, Bangladesh and Malaysia.

For the years ended December 31, 2013 and 2014, we recognized U.S.$606 million and U.S.$689 million in capital expenditures, respectively. As of December 31, 2014, in connection with our significant projects, we had contractually committed capital expenditures of approximately U.S.$645 million, including our capital expenditures estimated to be incurred during 2015. This amount is expected to be incurred during 2015, based on the evolution of the related projects. Pursuant to the Credit Agreement and the Facilities Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$1 billion (excluding certain capital expenditures, joint venture investments and acquisitions by CEMEX Latam and its subsidiaries, which capital expenditures, joint venture investments and acquisitions at any time then incurred are in the aggregate not to exceed U.S.$500 million (or its equivalent)).

Our Indebtedness

As of December 31, 2014, we had approximately Ps244,429 million (U.S.$16,583 million) (principal amount Ps248,657 million (U.S.$16,870 million)) of total debt plus other financial obligations, which does not include approximately Ps6,869 million (U.S.$466 million) of Perpetual Debentures. See notes 16A, 16B and 20D to our 2014 audited consolidated financial statements included elsewhere in this annual report. Of our total debt plus other financial obligations, approximately Ps26,019 were short-term (including current maturities of long-term debt) and Ps218,410 were long-term. As of December 31, 2014, approximately 87% of our total debt plus other financial obligations was Dollar-denominated, approximately 10% was Euro-denominated, approximately 2% was Mexican Peso-denominated and immaterial amounts were denominated in other currencies.

On August 14, 2009, we entered into the 2009 Financing Agreement, which extended the final maturities of approximately U.S.$15 billion in syndicated and bilateral loans and private placement notes to February 14, 2014. On July 5, 2012, we launched the Exchange Offer and Consent Request to eligible creditors under the 2009 Financing Agreement, pursuant to which eligible creditors were requested to consent to the Amendment Consents. In addition, we offered to exchange the indebtedness owed to Participating Creditors for (i) new loans (or, in the case of the private placement notes, new private placement notes) or (ii) up to U.S.$500 million of our June 2018 U.S. Dollar Notes, in each case, in transactions exempt from registration under the Securities Act.

On September 17, 2012, we successfully completed the Refinancing Transaction, and we and certain of our subsidiaries entered into (a) the Amendment and Restatement Agreement, pursuant to which the Amendment Consents with respect to the 2009 Financing Agreement were given effect, and (b) the Facilities Agreement, pursuant to which we were deemed to borrow loans from those Participating Creditors participating in the Exchange Offer and Consent Request in principal amounts equal to the principal amounts of indebtedness subject to the 2009 Financing Agreement that was extinguished by such Participating Creditors. As a result of the Refinancing Transaction, participating creditors received (i) approximately U.S.$6.155 billion in aggregate principal amount of new loans and new private placement notes and (ii) U.S.$500 million aggregate principal amount of the June 2018 U.S. Dollar Notes. In addition, approximately U.S.$525 million aggregate principal amount of loans and private placement notes, which had remained outstanding under the 2009 Financing Agreement as of September 17, 2012, were subsequently repaid in full, as a result of prepayments made in accordance with the Facilities Agreement. Considering that the relevant economic terms of the new debt instruments are not substantially different from those of the original loans and private placements, the aforementioned exchange of debt as part of the refinancing process did not result in the extinguishment of the original financial liabilities under IFRS; therefore, there were no effects in profit or loss. CEMEX adjusted the carrying amount of the financial liability by approximately U.S.$116 million in relation to the fees and cost incurred during the refinancing process, and those costs, together with any remaining costs relative to the 2009 Financing Agreement will be amortized over the remaining term of the Facilities Agreement.

On September 29, 2014, CEMEX, S.A.B. de C.V. entered into the Credit Agreement for U.S.$1.35 billion with nine of the main lending banks from its Facilities Agreement. Effective October 31, 2014, we obtained the required consents to amend the Facilities Agreement so that the covenants and undertakings thereunder are substantially conformed to those of the Credit Agreement. On November 19, 2014, five additional banks joined the Credit Agreement as lenders with aggregate commitments of U.S.$515 million, increasing the total amount of the Credit Agreement from U.S.$1.35 billion to U.S.$1.87 billion (increasing the revolving tranche of the Credit

Agreement proportionally to U.S.$746 million). On November 25 and 26, 2014, we used available cash and the additional U.S.$515 million in proceeds from the Credit Agreement to partially prepay the Facilities Agreement and other debt. As a result, the remaining outstanding amount under the Facilities Agreement was reduced to approximately U.S.$1.98 billion, scheduled to mature in February 2017. On December 8, 2014, we repaid U.S.$560 million under the revolving tranche of the Credit Agreement; as a result, as of December 31, 2014, the total amount drawn under the revolving tranche of the Credit Agreement was U.S.$186 million.

As part of the Facilities Agreement and the Credit Agreement, we pledged under pledge agreements or transferred to a trustee under a security trust substantially all the shares of CEMEX México, Cemex Operaciones México, CEMEX TRADEMARKS HOLDING Ltd., New Sunward, and CEMEX España, as Collateral, and all proceeds of such Collateral, to secure our payment obligations under the Facilities Agreement, the Credit Agreement, the Senior Secured Notes and under several other financing arrangements. These subsidiaries whose shares were pledged or transferred as part of the Collateral collectively own, directly or indirectly, substantially all our operations worldwide. See “Item 3—Key Information—Risk Factors—We pledged the capital stock of subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the Credit Agreement, the Facilities Agreement, the Senior Secured Notes and other financing arrangements.” Upon completion of the Refinancing Transaction, the collateral securing the 2009 Financing Agreement and other obligations secured by such collateral was released.

As of December 31, 2014, we had an aggregate principal amount of outstanding debt of approximately (i) Ps18,957 million (U.S.$1,286 million) (principal amount Ps19,236 million (U.S.$1,305 million)), under the Credit Agreement and (ii) Ps28,569 million (U.S.$1,938 million) (principal amount Ps29,116 million (U.S.$1,975 million)), under the Facilities Agreement. If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our financial condition. Additionally, if we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will automatically spring-back to earlier dates. See “Item 3—Key Information—Risk Factors—If we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will automatically reset, or “spring-back” to earlier dates,” “Item 3—Key Information—Risk Factors—We have a substantial amount of debt and other financial obligations maturing in the next several years. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our principal maturities and financial covenants may depend on us making asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.”

For a discussion of restrictions and covenants under the Credit Agreement and the Facilities Agreement, see “Item 3—Key Information—Risk Factors—The Credit Agreement and the Facilities Agreement contain several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on us.”

For a description of the Senior Secured Notes, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Senior Secured Notes.”

Some of our subsidiaries and special purpose vehicles have issued or provided guarantees of certain of our indebtedness, as indicated in the table below and as adjusted to give effect to the Recent Financing Transactions.

	The Notes and any Other Notes	Senior Secured Notes	Credit Agreement	Facilities Agreement	Perpetual Debentures	CBs(1)
		U.S.$10,399 million (Ps153,286 million) (principal amount U.S.$10,506 million (Ps154,859 million))	U.S.$1,286 million (Ps18,957 million) (principal amount U.S.$1,305 million (Ps19,236 million))	U.S.$1,938 million (Ps28,569 million) (principal amount U.S.$1,975 million (Ps29,116 million))	U.S.$699 million (Ps10,300 million)	U.S.$42 million (Ps614 million)
Amount outstanding as of December 31, 2014(2)

CEMEX, S.A.B. de C.V.	✓	✓	✓	✓	✓	✓
CEMEX México, S.A. de C.V.	✓	✓	✓	✓	✓	✓
CEMEX Concretos, S.A. de C.V.	✓	✓	✓	✓
Empresas Tolteca de México, S.A. de C.V.	✓	✓	✓	✓		✓
New Sunward Holding B.V.	✓	✓	✓	✓	✓
CEMEX España, S.A.	✓	✓	✓	✓
CEMEX Asia B.V.	✓	✓	✓	✓
CEMEX Corp.	✓	✓	✓	✓
CEMEX Finance LLC	✓	✓	✓	✓
Cemex Egyptian Investments B.V.	✓	✓	✓	✓
Cemex Egyptian Investments II B.V.	✓	✓	✓	✓
CEMEX France Gestion (S.A.S)	✓	✓	✓	✓
CEMEX Research Group AG	✓	✓	✓	✓
CEMEX Shipping B.V.	✓	✓	✓	✓
CEMEX UK	✓	✓	✓	✓

(1)	Includes long-term secured CBs.
(2)	Includes Senior Secured Notes and Perpetual Debentures held by CEMEX, as applicable.

In addition, as of December 31, 2014, (i) CEMEX, Inc., a subsidiary of CEMEX Corp., was a guarantor of Ps3,131 million (U.S.$212 million) (principal amount Ps3,131 million (U.S.$212 million)) in a facility under the Facilities Agreement; (ii) CEMEX Materials LLC was a borrower of Ps485 million (U.S.$33 million) (principal amount Ps489 million (U.S.$33 million)) in a facility under the Facilities Agreement, Ps344 million (U.S.$23 million) under other debt facilities and other financial obligations, and of Ps2,344 million (U.S.$159 million) (principal amount Ps2,211 million (U.S.$150 million)) under an indenture, which was guaranteed by CEMEX Corp.; and (iii) several of our other operating subsidiaries were borrowers under debt facilities and other financial obligations aggregating Ps482 million (U.S.$33 million).

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

The moderate growth of the global economic environment and its adverse effects on our operating results may negatively affect our credit rating and the market value of CEMEX, S.A.B. de C.V. common stock, CPOs and ADSs. If current economic pressures continue or worsen, we may be dependent on the issuance of equity as a source to repay our existing indebtedness, including indebtedness under the Credit Agreement and the Facilities Agreement. Although we have been able to raise debt, equity and equity-linked capital in the recent past, previous conditions in the capital markets in 2008 and 2009 were such that traditional sources of capital were not available to us on reasonable terms or at all. As a result, we cannot assure you that we will be able to successfully raise additional debt or equity capital on terms that are favorable to us or at all.

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

Relevant Transactions Related to Our Indebtedness During 2014

As of December 31, 2014, we had approximately Ps244,429 million (U.S.$16,583 million) (principal amount Ps 248,657 million (U.S.$16,870 million)) of total debt plus other financial obligations, which does not include approximately Ps6,869 million (U.S.$466 million) of Perpetual Debentures. Our financing activities through December 31, 2013 are described in the 2013 Annual Report. The following is a description of our most important transactions related to our indebtedness in 2014:

•	On February 28, 2014, CEMEX, S.A.B. de C.V. entered into private conversion agreements with certain institutional holders of its March 2015 Optional Convertible Subordinated U.S. Dollar Notes pursuant to which such holders converted U.S.$280,387,000 in aggregate principal amount of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes in exchange for approximately 27.73 million of CEMEX, S.A.B. de C.V.’s ADSs.

•	On March 5, 2014, CEMEX Finance Europe B.V. repaid the remaining €247,442,000 aggregate principal amount outstanding of its Eurobonds at their maturity.

•	On April 1, 2014, CEMEX Finance LLC issued the April 2024 U.S. Dollar and 2021 Euro Notes. The net proceeds from the offering of the April 2024 U.S. Dollar Notes of approximately U.S.$995 million and the offering of the April 2021 Euro Notes of approximately €398 million were used to fund the April 2014 Tender Offer (as defined below), the redemption of the remaining €130,000,000 aggregate principal amount of the December 2017 Euro Notes (the “December 2017 Euro Notes Redemption”) and the May 2020 Euro Notes Redemption (as defined below).

•	On April 9, 2014, CEMEX Finance LLC completed the purchase of U.S.$597,153,000 aggregate principal amount of the May 2020 U.S. Dollar Notes, Additional May 2020 U.S. Dollar Notes and U.S.$482,847,000 aggregate principal amount of the January 2018 U.S. Dollar Notes and Additional January 2018 U.S. Dollar Notes through a cash tender offer (the “April 2014 Tender Offer”) using a portion of the proceeds from the issuance of the April 2024 U.S. Dollar and April 2021 Euro Notes, which May 2020 U.S. Dollar Notes, Additional May 2020 U.S. Dollar Notes, January 2018 U.S. Dollar Notes and Additional January 2018 U.S. Dollar Notes were immediately cancelled.

•	On April 25, 2014, CEMEX Finance LLC completed the December 2017 Euro Notes Redemption using a portion of the proceeds from the issuance of the April 2024 U.S. Dollar and April 2021 Euro Notes.

•	On May 12, 2014, CEMEX España, acting through its Luxembourg branch, completed the redemption of the €115,346,000 remaining aggregate principal amount outstanding of its May 2017 Euro Notes (the “May 2017 Euro Notes Redemption”) using a portion of the proceeds from the issuance of the April 2024 U.S. Dollar and April 2021 Euro Notes.

•	In May 2014, CEMEX, S.A.B. de C.V. entered into additional private conversion agreements with certain institutional holders of its March 2015 Optional Convertible Subordinated U.S. Dollar Notes pursuant to which such holders converted U.S.$59,497,000 in aggregate principal amount of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes in exchange for approximately 5.99 million of CEMEX, S.A.B. de C.V.’s ADSs.

•	In June 2014, CEMEX, S.A.B. de C.V. entered into additional private conversion agreements with certain institutional holders of its March 2015 Optional Convertible Subordinated U.S. Dollar Notes pursuant to which such holders converted U.S.$55,057,000 in aggregate principal amount of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes in exchange for approximately 5.52 million of CEMEX, S.A.B. de C.V.’s ADSs.

•	On August 28, 2014, CEMEX, S.A.B. de C.V. entered into additional private conversion agreements with certain institutional holders of its March 2015 Optional Convertible Subordinated U.S. Dollar Notes pursuant to which such holders agreed to convert U.S.$116,087,000 in aggregate principal amount of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes in exchange for an estimated 11.2 million of CEMEX, S.A.B. de C.V.’s ADSs (collectively, the “August 2014 Private Conversions”). Following the closing of the August 2014 Private Conversions on September 2014, U.S.$203,972,000 aggregate principal amount of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes remained outstanding.

•	On September 11, 2014, CEMEX, S.A.B. de C.V. issued the January 2025 U.S. Dollar Notes and the January 2022 Euro Notes. The net proceeds from the offering of the January 2025 U.S. Dollar Notes were used to fund a portion of the Tender Offer (as defined below) and for general corporate purposes. The net proceeds from the offering of the January 2022 Euro Notes were used for the repayment of indebtedness under the Facilities Agreement and for general corporate purposes, including to fund a portion of the Tender Offer (as defined below).

•	On September 29, 2014, CEMEX S.A.B. de C.V entered into the Credit Agreement for U.S.$1.35 billion, with nine of the main lending banks from its Facilities Agreement. The net proceeds from the Credit Agreement were used to refinance U.S.$1.35 billion aggregate principal amount of indebtedness under the Facilities Agreement.

•	On October 2, 2014, CEMEX S.A.B. de C.V. settled a cash tender offer (the “Tender Offer”) to purchase up to U.S.$1,175 million aggregate principal amount of the January 2018 U.S. Dollar Notes, Additional January 2018 U.S. Dollar Notes, the May 2020 U.S. Dollars Notes and Additional May 2020 U.S. Dollar Notes through the Tender Offer. Following completion of the Tender Offer, U.S.$574,483,000 aggregate principal amount of January 2018 U.S. Dollar Notes and Additional January 2018 U.S. Dollar Notes, and U.S.$230,622,000 aggregate principal amount of May 2020 U.S. Dollars and Additional May 2020 U.S. Dollar Notes remained outstanding.

•	On October 3, 2014, CEMEX, S.A.B. de C.V. closed a private offering of 200,000 Contingent Convertible Units (“CCUs”), each with a stated amount of U.S.$1,000. The CCUs were issued to finance the payment of U.S.$200,000,000 of the principal amount of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes that matured without conversion.

•

On November 19, 2014, five additional banks joined the Credit Agreement as lenders with aggregate commitments of U.S.$515 million, increasing the total amount of the Credit Agreement from U.S.$1.35 billion to U.S.$1.87 billion (increasing the revolving tranche of the Credit Agreement proportionally to U.S.$746 million). On November 25 and 26, 2014, CEMEX, S.A.B de C.V. used available cash and the additional U.S.$515 million in proceeds from the Credit Agreement to partially prepay the Facilities

Agreement and other debt. As a result, the remaining outstanding amount under the Facilities Agreement was reduced to approximately U.S.$1.98 billion, scheduled to mature in February 2017.

•	On December 8, 2014, CEMEX, S.A.B de C.V. repaid U.S.$560 million under the revolving tranche of the Credit Agreement.

We used a substantial portion of the proceeds from these transactions to repay and refinance indebtedness, to improve our liquidity position and for general corporate purposes. Through these and prior refinancing transactions, we have addressed all maturities under the 2009 Financing Agreement and have addressed all maturities under the Facilities Agreement until February 14, 2017. For a description of the transactions related to our indebtedness completed after December 31, 2014, see “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Indebtedness.”

Our Other Financial Obligations

Other financial obligations in the consolidated balance sheet as of December 31, 2013 and 2014 are detailed as follows:

	December 31, 2013			December 31, 2014
	Short- term	Long- term	Total	Short- term	Long- term	Total
March 2018 Optional Convertible Subordinated U.S. Dollar Notes	Ps —	7,565	7,565	Ps —	8,891	8,891
March 2016 Optional Convertible Subordinated U.S. Dollar Notes	—	11,551	11,551	—	13,642	13,642
March 2015 Optional Convertible Subordinated U.S. Dollar Notes	—	8,919	8,919	2,983	—	2,983
November 2019 Mandatory Convertible Mexican Peso Notes	177	1,392	1,569	206	1,194	1,400
Liabilities secured with accounts receivable	4,471	2,500	6,971	8,063	1,700	9,763
Capital leases	920	1,823	2,743	260	1,656	1,916

	Ps5,568	33,750	39,318	Ps11,512	27,083	38,595

As mentioned in note 2L to our 2014 audited consolidated financial statements included elsewhere in this annual report, financial instruments convertible into CEMEX´s S.A.B de C.V. CPOs and/or ADSs contain components of both liability and equity, which are recognized differently depending on whether the instrument is mandatorily convertible, or is optionally convertible by election of the note holders, as well as the currency in which the instrument is denominated.

March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes

On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of the March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes. The notes are subordinated to all of CEMEX’s liabilities and commitments. The notes are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs, at the holder’s election, at any time after June 30, 2011 and are subject to antidilution adjustments. The initial conversion price was equivalent to an approximate 30% premium to the closing price of our ADSs on March 9, 2011. A portion of the net proceeds from this transaction were used to fund the purchase of capped call transactions, which are generally expected to reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon future conversion of the March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes. As of December 31, 2014 and 2013, the conversion price per ADS was approximately U.S.$9.65 and U.S.$10.03, respectively. The fair value of the conversion option as of the issuance date amounted to approximately Ps3,959 million, which considering the then functional currency of the issuer, was recognized until December 31, 2012 as a derivative instrument through profit or loss. Changes in fair value of the conversion option generated a loss of Ps1,094 million (U.S.$88 million) in 2012, recognized within other financial income, net. Effective January 1, 2013, in connection with the change in CEMEX, S.A.B. de C.V.’s functional currency, the conversion options embedded in the March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes ceased to be treated as stand-alone derivatives at fair value through profit or loss. The liability accrued until December 31, 2012, was cancelled against stockholders’ equity. Therefore, there were no valuation effects from the conversion options during 2013 and 2014. As of December 31, 2013 and 2014, the fair value of such options represented assets of approximately Ps4,607 million (U.S.$353 million) and Ps4,335 million (U.S.$294 million), respectively. During 2013 and 2014, changes in the fair value of these capped call transactions generated gains of approximately Ps1,663 million (U.S.$127 million) and losses of approximately Ps962 million (U.S.$65 million), respectively, which were recognized within “Other financial income, net” in the statements of operations (see note 16D to our 2014 audited consolidated financial statements included elsewhere in this annual report). As a result of the issuance, a substantial part of the new shares approved at CEMEX, S.A.B. de C.V.’s extraordinary shareholders’ meeting since 2011 (see note 20A to our 2014 audited consolidated financial statements included elsewhere in this annual report) were reserved by CEMEX, S.A.B. de C.V. to satisfy conversion of these notes. After antidilution adjustments, the conversion rate as of December 31, 2014 was 103.6741 ADSs per U.S.$1,000 principal amount of such notes.

March 2015 Optional Convertible Subordinated U.S. Dollar Notes

On March 30, 2010, CEMEX, S.A.B. de C.V. issued the March 2015 Optional Convertible Subordinated U.S. Dollar Notes. The March 2015 Optional Convertible Subordinated U.S. Dollar Notes are subordinated to all of CEMEX’s liabilities and commitments. The holders of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes have the option to convert their notes for our ADSs at a conversion price per ADS 30% higher than the ADS price at the pricing of the transaction. In connection with the offering, CEMEX, S.A.B. de C.V. entered into a capped call transaction that was expected to reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon future conversion of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes. As of December 31, 2013 and 2014, the conversion price per ADS was approximately U.S.$11.62 and U.S.$11.18, respectively. The fair value of the conversion option as of the issuance date amounted to Ps1,232 million, which considering the then functional currency of the issuer, was recognized until December 31, 2012 as a derivative instrument through profit or loss. Changes in fair value of the conversion option generated a loss of Ps114 million (U.S.$9 million) in 2012, recognized within other financial income, net. Effective January 1, 2013, in connection with the change in CEMEX, S.A.B de C.V.’s functional currency, the conversion options embedded in the March 2015 Optional Convertible Subordinated U.S. Dollar Notes ceased to be treated as stand-alone derivatives at fair value through profit or loss. Therefore, there were no valuation effects from the conversion options during 2013 and 2014. As of December 31, 2013, the fair value of such options represented an asset of approximately Ps1,228 million (U.S.$94 million). During 2013 and 2014, changes in the fair value of this capped call transaction generated gains of approximately Ps465 million (U.S.$36 million) and Ps253 million (U.S.$17 million), respectively, which were recognized within “Other financial income, net” in the statements of operations (see note 16D to our 2014 audited consolidated financial statements included elsewhere in this annual report). After antidilution adjustments, the conversion rate as of December 31, 2014 was 89.4729 ADSs per U.S.$1,000 principal amount of such notes. On several dates during 2014, CEMEX, S.A.B. de C.V. entered into private early conversion agreements with certain institutional holders of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes, pursuant to which such holders converted approximately U.S.$511 million in aggregate principal amount of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes in exchange for approximately 50.4 million ADSs, which included the number of additional ADSs issued to the holders that converted their notes as inducement premiums, without incurring any cash outflow. As of December 31, 2014, the outstanding principal amount of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes was of approximately U.S.$204 million.

In January 2014, CEMEX initiated a process to amend the terms of the capped call transaction entered into in connection with the March 2015 Optional Convertible Subordinated U.S. Dollar Notes, pursuant to which, using the then existing market valuation of the instrument, CEMEX received approximately 7.7 million zero-strike call options over a same number of ADSs. In July 2014, CEMEX, S.A.B. de C.V. amended the zero-strike call options (which were the original capped call transactions entered into in relation to the March 2015 Optional Convertible Subordinated U.S. Dollar Notes) to reduce volatility of their fair value and placed a minimum value of approximately U.S.$93.8 million for this equity derivative. As part of the amendment, CEMEX, S.A.B. de C.V. retained the economic value of approximately 1 million of CEMEX, S.A.B. de C.V.’s ADS. During December 2014, CEMEX further amended and unwound the zero-strike call options, monetizing the remainder value of the approximately 1 million ADSs it had retained, pursuant to which CEMEX received a total payment of approximately U.S.$105 million.

On October 3, 2014, pursuant to a private offer, CEMEX, S.A.B. de C.V. issued 200,000 CCUs, each with a stated amount of U.S.$1,000. The CCUs were issued to finance payment of the principal amount of U.S.$200 million of March 2015 Optional Convertible Subordinated U.S. Dollar Notes that matured without conversion. The proceeds of the offering of CCUs were temporarily used to invest in qualifying treasury securities (the “Treasury Securities”) which, together with certain additional amounts, were held in a securities account at The Bank of New York Mellon. Pursuant to the note purchase contracts (the “Note Purchase Contracts”) underlying the CCUs, holders of the CCUs agreed to purchase from CEMEX, S.A.B. de C.V. and CEMEX, S.A.B. de C.V. agreed to sell to the holders new convertible notes of CEMEX, S.A.B. de C.V. to the extent the Note Purchase Contracts were exercised. The March 2015 Optional Convertible Subordinated U.S. Dollar Notes matured without conversion and the Note Purchase Contracts were exercised on March 13, 2015. As a result, CEMEX, S.A.B. de C.V. issued new convertible notes. See “Item 5—Recent Developments—Recent Developments Relating to Our Indebtedness—Issuance of March 2020 Convertible Subordinated U.S. Dollar Notes.”

November 2019 Mandatory Convertible Mexican Peso Notes

In December 2009, CEMEX, S.A.B. de C.V. completed its offer to exchange CBs with maturities between 2010 and 2012 for approximately Ps4,126 million (U.S.$315 million) of November 2019 Mandatory Convertible Mexican Peso Notes. Reflecting antidilution adjustments, at their scheduled conversion in 2019 or earlier if the price of the CPO reaches approximately Ps29.50, the securities will be mandatorily convertible into approximately 210 million CPOs at a conversion price of approximately Ps19.66 per CPO. During their tenure, the securities bear interest at an annual rate of 10% interest payable quarterly. Holders have an option to voluntarily convert their securities, after the first anniversary of their issuance, on any interest payment date into CPOs. The equity component, represented by the fair value of the conversion options of the issuance date of Ps1,971 million was recognized within “Other equity reserves.” See note 16B to our 2014 audited consolidated financial statements included elsewhere in this annual report. Effective January 1, 2013, in connection with the change of CEMEX, S.A.B. de C.V.’s functional currency, the conversion option embedded in these securities as of January 1, 2013, started to be treated as stand-alone derivative liability at fair value through profit or loss, which as of December 31, 2013 and 2014, resulted in a liability of Ps506 million (U.S.$39 million) and Ps413 million (U.S.$28 million), respectively. Changes in the fair value of the conversion option during 2013 and 2014 generated losses of approximately Ps135 million (U.S.$10 million) and gains of approximately Ps159 million (U.S.$11 million), respectively, which were recognized within “Other financial income, net” in the statement of operations.

Our Receivables Financing Arrangements

Our subsidiaries in Mexico, the United States, France and the United Kingdom, are parties to sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. As of December 31, 2013 and 2014, trade accounts receivable include receivables of Ps8,487 million (U.S.$650 million) and Ps11,538 million (U.S.$783 million), respectively. Under these programs, our subsidiaries effectively surrender control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, we retain certain residual interest in the programs and/or maintain continuing involvement with the accounts receivable; therefore, the amounts received are recognized within

“Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to Ps1,516 million and Ps1,775 million as of December 31, 2013 and 2014, respectively. Therefore, the funded amount to CEMEX was Ps9,763 million (U.S.$662 million) in 2014 and Ps6,971 million (U.S.$534 million) in 2013. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to approximately Ps317 million (U.S.$25 million) and Ps298 million (U.S.$22 million) in 2013 and 2014, respectively. Our securitization programs are negotiated for specific periods and may be renewed at their maturity. The securitization programs outstanding as of December 31, 2014 in Mexico, the United States, France and the United Kingdom, mature in March 2017, May 2015 and March 2015, respectively. The securitization programs in the United States, France and the United Kingdom, were extended in March 2015 and now mature in March 2016.

Capital leases

As of December 31, 2013 and 2014, we held several operating buildings and mainly mobile equipment, under capital lease contracts for a total of approximately U.S.$210 million (Ps2,743 million) and U.S.$130 million (Ps1,916 million), respectively. See note 16B to our 2014 audited consolidated financial statements included elsewhere in this annual report. Future payments associated with these contracts are presented in note 23E to our 2014 audited consolidated financial statements included elsewhere in this annual report.

Our Equity Forward Arrangements

As of December 31, 2014 and 2013, CEMEX had a forward contract to be settled in cash maturing in October 2015 over the price, in both years, of 59.5 million CPOs of Axtel, S.A.B. de C.V. (“Axtel”), a Mexican telecommunications company traded in the Mexican Stock Exchange (“MSE”). CEMEX negotiated this contract to maintain the exposure to changes in the price of this entity. Changes in the fair value of this instrument generated gains of approximately U.S.$6 million (Ps76 million) in 2013, and losses of approximately U.S.$9 million (Ps133 million) in 2014.

Perpetual Debentures

As of December 31, 2013 and 2014, non-controlling interest stockholders’ equity included approximately U.S.$477 million (Ps6,223 million) and U.S.$466 million (Ps6,869 million), respectively, representing the notional amount of Perpetual Debentures. The Perpetual Debentures have no fixed maturity date and do not represent contractual obligations to exchange any series of its outstanding Perpetual Debentures for financial assets or financial liabilities. Based on their characteristics, the Perpetual Debentures, issued through Special Purpose Vehicles (“SPVs”), qualify as equity instruments and are classified within non-controlling interest as they were issued by consolidated entities, and, if the conditions to interest deferred are satisfied, we have the unilateral right to defer indefinitely the payment of interest due on the Perpetual Debentures. Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the Perpetual Debentures, are included within “Other equity reserves” and represented expenses of approximately Ps405 million and Ps420 million in 2013 and 2014, respectively. The different SPVs were established solely for purposes of issuing the Perpetual Debentures and are included in our 2014 audited consolidated financial statements included elsewhere in this annual report. As of December 31, 2014, the Perpetual Debentures were as follows:

Issuer	Issuance date	Nominal Amount at Issuance Date (in millions)		Nominal amount Outstanding as of December 31, 2014 (in millions)		Repurchase option	Interest rate
C10-EUR Capital (SPV) Ltd.	May 2007		€730		€64	Tenth anniversary	6.277%
C8 Capital (SPV) Ltd.(1)	February 2007	U.S.$	750	U.S.$	137	Eighth anniversary	LIBOR + 4.4%
C5 Capital (SPV) Ltd.(1)	December 2006	U.S.$	350	U.S.$	69	Fifth anniversary	LIBOR+4.277%
C10 Capital (SPV) Ltd.	December 2006	U.S.$	900	U.S.$	183	Tenth anniversary	6.722%

(1)	We are restricted to call these Perpetual Debentures under the Credit Agreement and the Facilities Agreement.

Stock Repurchase Program

Under Mexican law, CEMEX, S.A.B. de C.V.’s shareholders may authorize a stock repurchase program at CEMEX, S.A.B. de C.V.’s annual general ordinary shareholders’ meeting. Unless otherwise instructed by CEMEX, S.A.B. de C.V.’s shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

In connection with CEMEX, S.A.B. de C.V.’s 2012, 2013 and 2014 annual general ordinary shareholders’ meetings held on March 21, 2013, March 20, 2014, and March 26, 2015, respectively, no stock repurchase program has been proposed between March 2013 and the date of this annual report. Subject to certain exceptions, we are not permitted to repurchase shares of our capital stock under Credit Agreement, the Facilities Agreement and the indentures governing the Senior Secured Notes.

Research and Development, Patents and Licenses, etc.

Headed by CEMEX Research Group AG (“CEMEX Research Group”), based in Switzerland, research and development (“R&D”) is increasingly assuming a key role as it is recognized as an important contributor to CEMEX’s comprehensive pricing strategy for CEMEX’s products. Through the development of innovative technologies, services, and commercial models, CEMEX is leveraging its know-how based assets to create an important differentiation in its offerings to customers in a broad range of markets with unique challenges. Focus is placed on creating tangible value for our customers by making their business more profitable, but more importantly, as leaders in the industry, there is an underlying mission for CEMEX to elevate and accelerate the industry’s evolution in order to achieve greater sustainability, increase engagement in social responsibility and provoke an important leap in its technological advancement.

CEMEX’s R&D initiatives are globally led, coordinated and managed by CEMEX Research Group, which encompasses the areas of Product Development & Construction Trends, Cement Production Technology, Sustainability, Business Process & IT, Innovation, and Commercial & Logistics. The areas of Product Development & Construction Trends and Cement Production Technology are responsible for, among others, developing new products for our cement, ready-mix concrete, aggregate and admixture businesses as well as introduce novel and/or improved processing and manufacturing technology for all of CEMEX’s core businesses. Additionally, the Product Development & Construction Trends and Sustainability areas collaborate to develop and propose construction solutions through consulting and the integration of the aforementioned technologies. The Cement Production Technology and Sustainability areas are dedicated to, among others, operational efficiencies leading to cost reductions and enhancing our CO2 footprint and overall environmental impact through the usage of alternative or biomass fuels and the use of supplementary materials in substitution of clinker. For example, we have developed processes and products that allow us to reduce heat consumption in our kilns, which in turn reduces energy costs. Global products/brands have been conceptualized and engineered to positively impact the jobsite safety, promote efficient construction practices, sensibly preserve natural resources vital to life, lower carbon foot-print and improve the quality of life in rapidly transforming cities. Underlying CEMEX’s R&D philosophy is a growing culture of global collaboration and coordination, where the Innovation Team identifies and promotes novel collaboration practices, and mobilizes its adoption within CEMEX. Getting closer and understanding our customers is a fundamental transformation within CEMEX, and consequently the Commercial & Logistics area is carrying out research initiatives to better attend the needs of customers as well as identify key changes in our supply chain management that will enable us to bring products, solutions, and services to our customers in the most cost-effective and efficient manner.

There are nine laboratories supporting CEMEX’s R&D efforts under a collaboration network. The laboratories are strategically located in close proximity to our plants, and assist the operating subsidiaries with troubleshooting, optimization techniques and quality assurance methods. The laboratory located in Switzerland is continually improving and consolidating our research and development efforts in the areas of cement, concrete, aggregates, admixtures, mortar and asphalt technology, sustainability as well as in energy management. In addition, CEMEX Research Group actively generates as well as registers patents and pending applications in many of the countries in which CEMEX operates. Patents and trade secrets are managed strategically in order to ensure an important technology lock-ins associated with CEMEX technology.

Our Information Technology divisions develop information management systems and software relating to cement and ready-mix concrete operational practices, automation and maintenance. These systems have helped us to better serve our clients with respect to purchasing, delivery and payment. More importantly, thanks to the activities of the Business Process and IT departments, CEMEX is continuously improving and innovating its business processes to adapt them to the dynamically evolving markets, and better serve CEMEX’s needs.

R&D activities comprise part of the daily routine of the departments and divisions mentioned above; therefore, the costs associated with such activities are expensed as incurred. However, the costs incurred in the development of software for internal use are capitalized and amortized in operating results over the estimated useful life of the software, which is approximately five years.

In 2012, 2013 and 2014, the total combined expense of the technology and energy departments in CEMEX, which includes all significant R&D activities, amounted to approximately Ps514 million (U.S.$40 million), Ps494 million (U.S.$38 million) and Ps538 million (U.S.$36 million), respectively.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2014 that are reasonably likely to have a material and adverse effect on our net sales, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

Summary of Material Contractual Obligations and Commercial Commitments

The Facilities Agreement

As a result of the Refinancing Transaction, on September 17, 2012, we entered into the Facilities Agreement. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Recent Developments Relating to Our Indebtedness.” As of December 31, 2014, we had an aggregate principal amount of outstanding debt under the Facilities Agreement of approximately Ps28,569 million (U.S.$1,938 million) (principal amount Ps29,116 million (U.S.$1,975 million)), all of which matures in 2017. However, pursuant to the Facilities Agreement, if we are unable to comply with the milestones for addressing the maturities of certain indebtedness, the maturity date of our indebtedness under the Facilities Agreement will spring-back to earlier dates. See “Item 3—Key Information––Risk Factors—If we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will automatically reset, or ‘spring-back,’ to earlier dates.”

The Facilities Agreement is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

For a discussion of restrictions and covenants under the Facilities Agreement, see “Item 3—Key Information—Risk Factors—The Credit Agreement and the Facilities Agreement contain several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on us.”

The Credit Agreement

On September 29, 2014, we entered into the Credit Agreement for U.S.$1.35 billion, with nine of the main lending banks from its Facilities Agreement. On November 19, 2014, five additional banks joined the Credit Agreement as lenders with aggregate commitments of U.S.$515 million, increasing the total amount of the Credit Agreement from U.S.$1.35 billion to U.S.$1.87 billion (increasing the revolving tranche of the Credit Agreement proportionally to U.S.$746 million). See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness.”

As of December 31, 2014, we had an aggregate principal amount of outstanding debt under the Credit Agreement of approximately Ps18,957 million (U.S.$1,286 million) (principal amount Ps19,236 million (U.S.$1,305 million)). The Credit Agreement is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

For a discussion of restrictions and covenants under the Facilities Agreement, see “Item 3—Key Information—Risk Factors—The Credit Agreement and the Facilities Agreement contain several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on us.”

Senior Secured Notes

The indentures governing the Senior Secured Notes impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) create liens; (ii) incur in additional debt; (iii) change CEMEX’s business or the business of any obligor or material subsidiary (in each case, as defined in the Credit Agreement and the Facilities Agreement); (iv) enter into mergers; (v) enter into agreements that restrict our subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) enter into certain derivatives transactions; (xii) exercise any call option in relation to any perpetual bonds issues unless the exercise of the call options does not have a materially negative impact on our cash flow; and (xiii) transfer all or substantially all the assets from subsidiaries or more than 10% of shares in subsidiaries into or out of CEMEX España or its subsidiaries if those assets or subsidiaries are not controlled by CEMEX España or any of its subsidiaries.

May 2020 U.S. Dollars and 2017 Euro Notes. On May 12, 2010, CEMEX España, acting through its Luxembourg branch, issued the May 2020 U.S. Dollars and 2017 Euro Notes, in exchange for a majority in principal amount of the then outstanding Perpetual Debentures pursuant to exchange offers, in private transactions exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation S under the Securities Act. In addition, on March 4, 2011, CEMEX España, acting through its Luxembourg branch, issued the Additional May 2020 U.S. Dollar Notes in exchange for €119,350,000 aggregate principal amount of the Euro-Denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10-EUR Capital (SPV), pursuant to an exchange offer, in a private transaction exempt from registration pursuant to Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México, New Sunward, CEMEX Asia B.V. (“CEMEX Asia”), CEMEX Concretos, S.A. de C.V. (“CEMEX Concretos”), CEMEX Corp., CEMEX Finance LLC, Cemex Egyptian Investments B.V. (“CEMEX Egyptian Investments”), Cemex Egyptian Investments II B.V. (“CEMEX Egyptian Investments II”), CEMEX France Gestion (S.A.S). (“CEMEX France”), CEMEX Research Group, CEMEX Shipping B.V. (“CEMEX Shipping”), CEMEX UK and Empresas Tolteca de México, S.A. de C.V. (“Empresas Tolteca”) have fully and unconditionally guaranteed the performance of all obligations of CEMEX España under the May 2020 U.S. Dollars and 2017 Euro Notes, on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. “Item 5—Operating and Financial Review and Prospects—Recent Developments Relating to Our Indebtedness—Redemption of the May 2020 U.S. Dollar Notes and Additional May 2020 Notes.”

January 2018 U.S. Dollar Notes and Additional January 2018 U.S. Dollar Notes. On January 11, 2011, CEMEX, S.A.B. de C.V. issued the January 2018 U.S. Dollar Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. On July 11, 2011, CEMEX, S.A.B. de C.V. issued the Additional January 2018 U.S. Dollar Notes. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2018 U.S. Dollar Notes and Additional January 2018 U.S. Dollar Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. See “Item 5—Operating and Financial Review and Prospects—Recent Developments Relating to Our Indebtedness—Redemption of the January 2018 U.S. Dollar Notes and Additional January 2018 U.S. Dollar Notes.”

September 2015 Floating Rate U.S. Dollar Notes. On April 5, 2011, CEMEX, S.A.B. de C.V. issued the September 2015 Floating Rate U.S. Dollar Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the September 2015 Floating Rate U.S. Dollar Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. The September 2015 Floating Rate U.S. Dollar Notes are redeemable beginning on June 30, 2015 at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest through the redemption date. CEMEX, S.A.B. de C.V. intends to use a portion of the proceeds from the issuance the May 2025 U.S. Dollar and the March 2023 Euro Notes together with any necessary drawdowns under the revolving tranche of the Credit Agreement, to fund the redemption in full of U.S.$746,415,000 aggregate principal amount of the September 2015 Floating Rate U.S. Dollar Notes (excluding U.S.$37,710,000 in aggregate principal amount of September 2015 Floating Rate U.S. Dollar Notes held by us).

April 2019 U.S. Dollar and Euro Notes. On March 28, 2012, CEMEX España, acting through its Luxembourg branch, issued the April 2019 U.S. Dollar and Euro Notes in exchange for Perpetual Debentures and Eurobonds pursuant to separate private placement exchange offers directed to the holders of Perpetual Debentures and Eurobonds, in transactions exempt from registration pursuant to Section 4(2) of the Securities Act. Such exchange offers were made within the United States only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act), and outside the United States to persons that are not “U.S. persons,” as such term is defined in Rule 902(k) of Regulation S under the Securities Act and who participated in the transactions in accordance with Regulation S. CEMEX, S.A.B. de C.V., CEMEX México, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX España under the April 2019 U.S. Dollar and Euro Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

June 2018 U.S. Dollar Notes. In connection with the Refinancing Transaction, on September 17, 2012, CEMEX, S.A.B. de C.V. the June 2018 U.S. Dollar Notes to participating creditors that elected to receive the June 2018 U.S. Dollar Notes in place of all or a portion of their indebtedness subject to the 2009 Financing Agreement. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the June 2018 U.S. Dollar Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

October 2022 U.S. Dollar Notes. On October 12, 2012, our subsidiary, CEMEX Finance LLC, issued the October 2022 U.S. Dollar Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance LLC under the October 2022 U.S. Dollar Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

March 2019 U.S. Dollar Notes. On March 25, 2013, CEMEX, S.A.B. de C.V. issued the March 2019 U.S. Dollar Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the March 2019 U.S. Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

December 2019 U.S. Dollar Notes. On August 12, 2013, CEMEX S.A.B. de C.V. issued the December 2019 U.S. Dollar Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX

France, CEMEX Research Group, CEMEX Shipping and CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the December 2019 U.S. Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

January 2021 and October 2018 Floating Rate U.S. Dollar Notes. On October 2, 2013, CEMEX S.A.B. de C.V. issued the January 2021 and October 2018 Floating Rate U.S. Dollar Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping and CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2021 and October 2018 Floating Rate U.S. Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

April 2024 U.S. Dollar and April 2021 Euro Notes. On April 1, 2014, CEMEX Finance LLC issued the April 2024 U.S. Dollar and 2021 Euro Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK, Empresas Tolteca and CEMEX Finance LLC have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance LLC under the April 2024 U.S. Dollar and 2021 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

January 2025 U.S. Dollar and January 2022 Euro Notes. On September 11, 2014, CEMEX, S.A.B. de C.V. issued the January 2025 U.S. Dollar and January 2022 Euro Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX Concretos, Empresas Tolteca, New Sunward, CEMEX España, CEMEX Asia B.V., CEMEX Corp., CEMEX Finance LLC, Cemex Egyptian Investments B.V., Cemex Egyptian Investments II B.V., CEMEX France Gestion (S.A.S)., CEMEX Research Group, CEMEX Shipping B.V. and CEMEX UK, have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2025 U.S. Dollar and January 2022 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

May 2025 U.S. Dollar and March 2023 Euro Notes. On March 5, 2015, CEMEX, S.A.B. de C.V. issued the May 2025 U.S. Dollar and March 2023 Euro Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX Concretos, Empresas Tolteca, New Sunward, CEMEX España, CEMEX Asia B.V., CEMEX Corp., CEMEX Finance LLC, Cemex Egyptian Investments B.V., Cemex Egyptian Investments II B.V., CEMEX France Gestion (S.A.S)., CEMEX Research Group, CEMEX Shipping B.V. and CEMEX UK, have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the May 2025 U.S. Dollar and March 2023 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. See “Item 5—Recent Developments—Recent Developments Relating to Our Indebtedness—Issuance of the May 2025 U.S. Dollar and March 2023 Euro Notes.”

November 2019 Mandatory Convertible Mexican Peso Notes. On December 10, 2009, CEMEX, S.A.B. de C.V. issued approximately Ps4,126 million (approximately U.S.$315 million) of its November 2019 Mandatory Convertible Mexican Peso Notes, in exchange for CBs maturing on or before December 31, 2012, pursuant to an exchange offer conducted in Mexico, in transactions exempt from registration pursuant to Regulation S under the Securities Act. The November 2019 Mandatory Convertible Mexican Peso Notes are mandatorily convertible into newly issued CPOs at a conversion price per CPO (calculated as the volume-weighted average price of the CPO for the ten trading days prior to the closing of the exchange offer multiplied by a conversion premium of approximately 1.65), accrue interest, payable in cash, at 10% per annum, provide for the payment of a cash penalty fee, equal to approximately one year of interest, upon the occurrence of certain anticipated conversion events, and mature on November 28, 2019. After antidilution adjustments, the conversion rate as of December 31, 2014 was 210 CPOs per each obligation at a conversion price of approximately Ps19.66 per CPO.

March 2015 Optional Convertible Subordinated U.S. Dollar Notes. On March 30, 2010, CEMEX, S.A.B. de C.V. issued the March 2015 Optional Convertible Subordinated U.S. Dollar Notes. The March 2015 Optional Convertible Subordinated U.S. Dollar Notes are subordinated to all of CEMEX’s liabilities and commitments. The holders of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes have the option to convert their notes for our ADSs at a conversion price per ADS 30% higher than the ADS price at the pricing of the transaction. In connection with the offering, CEMEX, S.A.B. de C.V. entered into a capped call transaction that was expected to reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon future conversion of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes. As of December 31, 2013 and 2014, the conversion price per ADS was approximately U.S.$11.62 and U.S.$11.18, respectively. The fair value of the conversion option as of the issuance date amounted to Ps1,232 million, which considering the then functional currency of the issuer, was recognized until December 31, 2012 as a derivative instrument through profit or loss. Changes in fair value of the conversion option generated a loss of Ps114 million (U.S.$9 million) in 2012, recognized within other financial income, net. Effective January 1, 2013, in connection with the change in CEMEX, S.A.B de C.V.’s functional currency, the conversion options embedded in the March 2015 Optional Convertible Subordinated U.S. Dollar Notes ceased to be treated as stand-alone derivatives at fair value through profit or loss. Therefore, there were no valuation effects from the conversion options during 2013 and 2014. As of December 31, 2013, the fair value of such options represented an asset of approximately Ps1,228 million (U.S.$94 million). During 2013 and 2014, changes in the fair value of this capped call transaction generated gains of approximately Ps465 million (U.S.$36 million) and Ps253 million (U.S.$17 million), respectively, which were recognized within “other financial income, net” in the statements of operations (see note 16D to our 2014 audited consolidated financial statements included elsewhere in this annual report). After antidilution adjustments, the conversion rate as of December 31, 2014 was 89.4729 ADSs per U.S.$1,000 principal amount of such notes. On several dates during 2014, CEMEX, S.A.B. de C.V. entered into private early conversion agreements with certain institutional holders of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes, pursuant to which such holders converted approximately U.S.$511 million in aggregate principal amount of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes in exchange for approximately 50.4 million ADSs, which included the number of additional ADSs issued to the holders that converted their notes as inducement premiums, without incurring any cash outflow. As of December 31, 2014, the outstanding principal amount of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes was of approximately U.S.$204 million.

In January 2014, CEMEX initiated a process to amend the terms of the capped call transaction entered into in connection with the March 2015 Optional Convertible Subordinated U.S. Dollar Notes, pursuant to which, using the then existing market valuation of the instrument, CEMEX received approximately 7.7 million zero-strike call options over a same number of ADSs. In July 2014, CEMEX, S.A.B. de C.V. amended the zero-strike call options (which were the original capped call transactions entered into in relation to the March 2015 Optional Convertible Subordinated U.S. Dollar Notes) to reduce volatility of their fair value and placed a minimum value of approximately U.S.$93.8 million for this equity derivative. As part of the amendment, CEMEX, S.A.B. de C.V. retained the economic value of approximately 1 million of CEMEX, S.A.B. de C.V.’s ADS. During December 2014, CEMEX further amended and unwound the zero-strike call options, monetizing the remainder value of the approximately 1 million ADSs it had retained, pursuant to which CEMEX received a total payment of approximately U.S.$105 million.

On October 3, 2014, pursuant to a private offer, CEMEX, S.A.B. de C.V. issued 200,000 CCUs, each with a stated amount of U.S. $1,000. The CCUs were issued to finance payment of the principal amount of U.S.$200 million of March 2015 Optional Convertible Subordinated U.S. Dollar Notes that matured without conversion. The proceeds of the offering of CCUs were temporarily used to invest in Treasury Securities which, together with certain additional amounts, were held in a securities account at The Bank of New York Mellon. Pursuant to the Note Purchase Contracts underlying the CCUs, holders of the CCUs agreed to purchase from CEMEX, S.A.B. de C.V. and CEMEX, S.A.B. de C.V. agreed to sell to the holders new convertible notes of CEMEX, S.A.B. de C.V. to the extent the Note Purchase Contracts were exercised. The March 2015 Optional Convertible Subordinated U.S. Dollar Notes matured without conversion and the Note Purchase Contracts were exercised on March 13, 2015. As a result, CEMEX S.A.B. de C.V. issued new convertible notes. See “Item 5—Recent Developments––Recent Developments Relating to Our Indebtedness—Issuance of March 2020 Convertible Subordinated U.S. Dollar Notes.”

March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes. On March 15, 2011, CEMEX, S.A.B. de C.V. issued the March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes, including the initial purchasers’ exercise in full of their over-allotment options, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes are convertible into a fixed number of CEMEX, S.A.B. de C.V. ADSs, at any time after June 30, 2011 and are subject to antidilution adjustments. The initial conversion price for the March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes was equivalent to approximately U.S.$11.28 per ADS, a 30% premium to the closing price of CEMEX, S.A.B. de C.V.’s ADSs on March 9, 2011. After antidilution adjustments, the conversion rate as of December 31, 2014 was 103.6741 ADSs per U.S.$1,000 principal amount of such notes. We used a portion of the net proceeds from the offering of the March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes to fund the purchase of capped call transactions, which are expected generally to reduce the potential cost to CEMEX upon future conversion of the March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes. As of the date of this annual report, we have begun to monetize some of the capped call transactions entered into in relation to the March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollars Notes. In April 2015, we amended a portion of the capped calls with the purpose of unwinding the position. As a result, on April 24, 2015, we received U.S.$17 million in cash, equivalent to 14.6% of the total notional amount of such capped calls.

Commercial Commitments

In April 2008, Citibank entered into put option transactions on CEMEX, S.A.B. de C.V. CPOs with a Mexican trust that we established on behalf of its Mexican pension fund and certain of CEMEX board members and current and former employees (the “Participating Individuals”). The transaction was structured with two main components. Under the first component, the trust sold, for the benefit of CEMEX’s Mexican pension fund, put options to Citibank in exchange for a premium of approximately U.S.$38. The premium was deposited into the trust and was used to purchase, on a prepaid forward basis, securities that track the performance of the Mexican Stock Exchange. Under the second component, the trust sold, on behalf of the Participating Individuals, additional put options to Citibank in exchange for a premium of approximately U.S.$38, which was used to purchase prepaid forward CPOs. These prepaid forward CPOs, together with additional CPOs representing an equal amount in U.S. Dollars, were deposited into the trust by the Participating Individuals as security for their obligations, and represented the maximum exposure of the Participating Individuals under this transaction. The put options gave Citibank the right to require the trust to purchase, in April 2013, approximately 136 million CPOs at a price of U.S.$2.6498 per CPO (120% of initial CPO price in dollars). If the value of the assets held in the trust (34.7 million CPOs and the securities that track the performance of the Mexican Stock Exchange) was insufficient to cover the obligations of the trust, a guarantee would be triggered and we would be required settle, in April 2013, the difference between the total number of CPOs at a price of U.S.$2.6498 per CPO and the market value of the assets of the trust. During the tenure of the transaction, the purchase price per CPO in dollars and the corresponding number of CPOs under this transaction were subject to dividend adjustments. Moreover, we recognized a liability for the fair value of the guarantee, and changes in valuation were recorded in the statements of operations (see note 16D to our 2014 audited consolidated financial statements included elsewhere in this annual report). Between January and April 2013, the 136 million put options were gradually unwounded, and cash deposits in margin accounts, after deducting the value of the trust’ assets, were used in an aggregate amount of approximately U.S.$112.

On July 30, 2012, we entered into a Master Professional Services Agreement with IBM. This agreement provides the framework for our contracting for IBM to provide us with the following services: information technology, application development and maintenance, finance and accounting outsourcing, human resources administration and contact center services. The agreement provides for these services to be provided to us from July 30, 2012 until August 31, 2022, unless earlier terminated. Our minimum required payments to IBM under the agreement are approximately U.S.$50 million per year. We will have the right to adjust the cost and quality of the services every two years if it is determined that they do not meet certain benchmarks. We may terminate the agreement (or a portion of it) at our discretion and without cause at any time by providing at least six-months’ notice to IBM and paying termination charges consisting of IBM’s unrecovered investment and breakage and wind-down costs. In addition, we may terminate the agreement (or a portion of it) for cause without paying termination charges. Other termination rights may be available to us for a termination charge that will vary with the reason for termination. IBM may terminate the agreement if we (i) fail to make payments when due or (ii) become bankrupt and do not pay in advance for the services.

In some countries, CEMEX has self-insured health care benefits plans for its active employees, which are managed on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2013, in certain plans, CEMEX has established stop-loss limits for continued medical assistance derived from a series of specific causes (e.g., an automobile accident, illness, etc.). ranging from U.S.$23 thousand dollars to U.S.$400 thousand dollars In other plans, CEMEX has established stop-loss limits per employee regardless of the number of events ranging from 350 thousand dollars to 2 million dollars. The contingency for CEMEX if all employees qualifying for health care benefits required medical services simultaneously is significantly. However, this scenario is remote. The amount expensed through self-insured health care benefits was approximately U.S.$72 million (Ps 925 million) in 2012, U.S.$70 million (Ps914 million) in 2013 and U.S.$64 million (Ps943 million) in 2014.

As of December 31, 2014, we did not depend on any of our suppliers of goods or services to conduct our business.

Contractual Obligations

As of December 31, 2013 and 2014, we had material contractual obligations as set forth in the table below.

	As of December 31, 2013	As of December 31, 2014
Obligations	Total	Less than 1 year	1-3 year	3-5 year	More than 5 years	Total
	(in millions of U.S. Dollars)
Long-term debt	U.S.$ 14,627	984	2,254	4,859	5,867	13,964
Capital lease obligations(1)	292	32	62	61	60	215
Convertible notes(2)	2,269	216	961	649	—	1,826

Total debt and other financial obligations(3)	17,188	1,232	3,277	5,569	5,927	16,005
Operating leases(4)	402	97	151	95	50	393
Interest payments on debt(5)	6,289	910	1,738	1,180	1,220	5,048
Pension plans and other benefits(6)	1,747	151	298	309	846	1,604
Purchases of raw material, fuel and energy(7)	3,488	334	434	446	2,041	3,255

Total contractual obligations	U.S.$ 29,114	2,724	5,898	7,599	10,084	26,305

Total contractual obligations (Mexican Pesos)	Ps 379,938	40,152	86,937	112,009	148,638	387,736

(1)	Represents nominal cash flows. As of December 31, 2014, the net present value of future payments under such leases is approximately U.S.$130 million (Ps1,916 million), of which, approximately U.S.$35 million (Ps509 million) refers to payments from 1 to 3 years, approximately U.S.$25 million (Ps371 million) refers to payments from 3 to 5 years and approximately U.S.$53 million (Ps776 million) refers to payments of more than 5 years.
(2)	Refers to the November 2019 Mandatory Convertible Mexican Peso Notes described herein and assumes repayment at maturity and no conversion of the notes.
(3)	The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature.
(4)	The amounts for operating leases have been determined on the basis of nominal cash flows. We have operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain administrative, selling and distribution expenses. Rental expense was U.S.$126 million (Ps1,647 million) in 2013 and U.S.$112 million (Ps1,657 million) in 2014.
(5)	Estimated cash flows on floating rate denominated debt were determined using the interest rates in effect as of December 31, 2013 and 2014.
(6)	Represents estimated annual payments under these benefits for the next 10 years (see note 18 to our 2014 audited consolidated financial statements included elsewhere in this annual report). Future payments include the estimate of new retirees during such future years.
(7)	Future nominal payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows. Future nominal payments of energy were estimated on the basis of an aggregate average expected consumption of approximately 3,147.8 GWh per year using the future prices of energy established in the contracts for each period. Future payments also include our commitments for the purchase of fuel.

As of December 31, 2012, 2013 and 2014, in connection with the commitments for the purchase of fuel and energy included in the table above, a description of the most significant contracts is as follows:

In September 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” we and ACCIONA, S.A. (“ACCIONA”) formed an alliance to develop a wind farm project for the generation of 250 megawatts in the Mexican state of Oaxaca. We acted as promoter of the project, which was named EURUS. ACCIONA provided the required financing, constructed the facility and currently owns and operates the wind farm. The operation of the 167 wind turbines on the farm commenced on November 15, 2009. The agreements between us and ACCIONA established that our plants in Mexico will acquire a portion of the energy generated by the wind farm for a period of at least 20 years, which began in February 2010, when EURUS reached the committed limit capacity. For the years ended December 31, 2012, 2013 and 2014, EURUS supplied approximately 29.1%, 25.8% and 29.1%, respectively, of our overall electricity needs in Mexico during such years.

In 1999, we entered into agreements with an international partnership, which financed, built and operated an electrical energy generating plant in Mexico called Termoeléctrica del Golfo (“TEG”). In 2007, the original operator was replaced. Pursuant to the agreement, we would purchase the energy generated from TEG for a term of not less than 20 years, which started in April 2004 and that was further extended until 2027 with the change of operator. In addition, we committed to supply TEG and another third-party electrical energy generating plant adjacent to TEG all fuel necessary for their operations, a commitment that has been hedged through four 20-year agreements entered with Petróleos Mexicanos (“PEMEX”), which terminate in 2024. Consequently, for the last 3 years, CEMEX intends to purchase the required fuel in the market. For the years ended December 31, 2012, 2013 and 2014, TEG supplied approximately 67.8%, 70.9% and 64.8%, respectively, of our overall electricity needs during such year for our cement plants in Mexico.

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

In 2007, CEMEX OstZement GmbH (“COZ”), our subsidiary in Germany, entered into a long-term energy supply contract with Vattenfall Europe New Energy Ecopower (“VENEE”), pursuant to which VENEE committed to supply energy to our Rüdersdorf plant for a period of 15 years starting on January 1, 2008. Based on the contract, each year COZ has the option to fix in advance the volume of energy that it will acquire from VENEE, with the option to adjust the purchase amount one time on a monthly and quarterly basis. According to the contract, COZ acquired (unaudited) approximately 27 MW in 2014, 27 MW per year for 2015, 2016, 2017 and 2018, 15 MW per year for 2019, and expects to acquire between 11 and 13 MW per year for 2019, and COZ expects to acquire between 26 and 28 MW per year starting in 2020 and thereafter. The contract, which establishes a price mechanism for the energy acquired, based on the price of energy future contracts quoted on the European Energy Exchange, did not require initial investments and was expected to be performed at a future date. Based on its terms, this contract qualified as a financial instrument under IFRS. However, as the contract is for CEMEX’s own use and CEMEX sells any energy surplus as soon as actual energy requirements are known, regardless of changes in prices and thereby avoiding any intention of trading in energy, such contract is not recognized at its fair value.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results and liquidity or capital resources.

Qualitative and Quantitative Market Disclosure

Our Derivative Financial Instruments

For the year ended December 31, 2013, we had net gains related to the recognition of changes in fair values of derivative financial instruments of approximately Ps2,126 million (U.S.$163 million). For the year ended December 31, 2014, we had a net losses related to the recognition of changes in fair values of derivative financial instruments of approximately Ps679 million (U.S.$46 million).

Since the beginning of 2009, with the exception of our capped call transaction entered into in March 2011, we have been reducing the aggregate notional amount of our derivatives, thereby reducing the risk of cash margin calls. This initiative has included closing substantially all notional amounts of derivative instruments related to our debt (currency and interest rate derivatives) and the settlement of our inactive derivative financial instruments (see note 16D to our 2014 audited consolidated financial statements included elsewhere in this annual report), which we finalized during April 2009. The Credit Agreement and the Facilities Agreement significantly restrict our ability to enter into derivative transactions.

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

	At December 31, 2013		At December 31, 2014		Maturity Date
	Notional amount	Estimated Fair value	Notional amount	Estimated Fair value
	(in millions of U.S. Dollars)
Interest Rate Swaps	174	33	165	33	September 2022
Equity forwards on third-party shares	27	1	27	—	October 2015
Options on CEMEX, S.A.B. de C.V.’s shares	2,383	408	1,668	266	March 2015 - March 2018

Our Interest Rate Swaps. As of December 31, 2013 and 2014, we had an interest rate swap maturing in September 2022 with notional amounts of U.S.$174 million and U.S.$165 million, respectively, negotiated to exchange floating for fixed rates in connection with agreements we entered into for the acquisition of electric energy in Mexico. As of December 31, 2013 and 2014, the fair value of the swap represented assets of approximately U.S.$33 million in both years. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, we will receive a fixed rate of 5.4% and will pay a LIBOR. Changes in the fair value of interest rate swaps, generated losses of approximately U.S.$2 million (Ps35 million) in 2012, U.S.$16 million (Ps207 million) in 2013 and U.S.$1 million (Ps3 million) in 2014, which were recognized in the statement of operations for each year.

Our Equity Forwards on Third-Party Shares. As of December 31, 2013 and 2014, we had forward contracts to be settled in cash over the price, in both years, of 59.5 million CPOs of Axtel, a Mexican telecommunications company traded in the MSE. The forward contract to be settled in cash maturing in October 2015. Changes in the fair value of this instrument generated losses of approximately U.S.$7 million (Ps100 million ) in 2012, gains of approximately U.S.$6 million (Ps76 million) in 2013 and losses of approximately U.S.$9 million (Ps133 million) in 2014, which were recognized in the statement of operations for each year. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Equity Forward Arrangements.”

Our Options on Our Own Shares. On March 15, 2011, in connection with the offering of the March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes and to effectively increase the conversion price for CEMEX, S.A.B. de C.V.’s CPOs under such notes, CEMEX, S.A.B. de C.V. entered into capped call transactions after antidilution adjustments over approximately 173 million ADSs (101 million ADSs maturing in March 2016 and 72 million ADSs maturing in March 2018), by means of which, for the March 2016 Convertible Subordinated U.S. Dollar Notes, at maturity of the notes in March 2016, if the price per ADS is above U.S.$9.65, we will receive in cash the difference between the market price of the ADS and U.S.$9.65, with a maximum appreciation per ADS of U.S.$4.45. Likewise, for the 3.75% Convertible Subordinated Notes due 2018, at maturity of the notes in March 2018, if the price per ADS is above U.S.$9.65, we will receive in cash the difference between the market price of the ADS and U.S.$9.65, with a maximum appreciation per ADS of U.S.$5.94. We paid a total premium of approximately U.S.$222 million. As of December 31, 2013 and 2014, the fair value of such options represented assets approximately U.S.$353 million (Ps4,607 million) and U.S.$294 million (Ps4,335 million), respectively. During 2012, 2013 and 2014, changes in the fair value of this contract generated a gain of approximately U.S.$155 million (Ps1,973 million) and U.S.$127 million (Ps1,663 million), respectively, and a loss of U.S.$65 million (Ps962 million) which were recognized in the statements of operations for each year.

On March 30, 2010, after antidilution adjustments in connection with the offering of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes and to effectively increase the conversion price for CEMEX, S.A.B. de C.V.’s CPOs under such notes, CEMEX, S.A.B. de C.V. entered into a capped call transaction, as amended, over approximately 64 million ADSs maturing in March 2015, by means of which, at maturity of the notes, if the price per ADS is above U.S.$11.18, we would receive in cash the difference between the market price of the ADS and U.S.$11.18, with a maximum appreciation per ADS of U.S.$4.30. We paid a premium of approximately U.S.$105 million. During January, 2014, the transaction was amended and CEMEX S.A.B. de C.V. now had the right to receive approximately 7.7 million of its ADSs through the same number of zero-strike call options. In July 2014, the transaction was further amended to reduce volatility and place a minimum fair value of approximately U.S.$93.8 million plus the economic value of approximately 1 million of CEMEX, S.A.B. de C.V.’s ADS. As of December 31, 2013, the fair value of such capped call options represented assets of approximately U.S.$94 million (Ps1,228 million). During 2012, 2013 and 2014, changes in the fair value of this contract generated gains of approximately U.S.$47 million (Ps594 million), U.S.$36 million (Ps465 million) and U.S.$17 million (Ps253 million), respectively, which were recognized within “Other financial income, net” in the statements of operations for each year. In addition, until December 31, 2012, considering that the functional currency of the issuer and the currency in which the notes are denominated differed, CEMEX, S.A.B. de C.V. separated the conversion options embedded in each of the March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes, and the March 2015 Optional Convertible Subordinated U.S. Dollar Notes and recognized them at fair value through profit or loss, which as of December 31, 2012, resulted in a liability of approximately U.S.$365 million (Ps4,690 million), which was reclassified to other equity reserves on January 1, 2013 considering the change in the parent company’s functional currency (see note 2D to our 2014 audited consolidated financial statements included elsewhere in this annual report), which among other effects aligned the functional currency of the issuer with the currency in which the instruments are denominated and consequently, such embedded options ceased to be treated as stand-alone derivatives at fair value through the statement of operations, with no gains or losses recognized. Changes in fair value of the conversion options generated losses of approximately U.S.$299 million (Ps3,786 million) in 2012.

Conversely, in connection with the November 2019 Mandatory Convertible Mexican Peso Notes (see note 16B to our 2014 audited consolidated financial statements included elsewhere in this annual report), and considering (i) the aforementioned change in CEMEX, S.A.B. de C.V.’s functional currency effective January 1, 2013 and (ii) that the currency in which such November 2019 Mandatory Convertible Mexican Peso Notes are denominated and the functional currency of the issuer differ, beginning January 1, 2013, we separate now the conversion option embedded in such instruments and recognizes it at fair value through profit or loss, which as of December 31, 2013 and 2014 , resulted in a liability of approximately U.S.$39 million (Ps506 million) and U.S.$28 million (Ps413 million), respectively. Changes in fair value of the conversion option generated losses of approximately U.S.$10 million (Ps135 million) in 2013 and gains of U.S.$11 million (Ps159 million) in 2014.

As of December 31, 2012, we had granted a guarantee for a notional amount of approximately U.S.$360 million in connection with put option transactions on CEMEX, S.A.B. de C.V.’s CPOs entered into by Citibank with a Mexican trust that we established on behalf of our Mexican pension fund and certain of the Participating Individuals in April 2008, as described in notes 16D to our 2014 audited consolidated financial statements included elsewhere in this annual report. The fair value of such guarantee, net of deposits in margin accounts, represented a liability of approximately U.S.$58 million (Ps740 million) in 2012. Between January and April 2013, the notional amount of the guarantee was gradually unwound. Changes in fair value were recognized in the statements of operations within “Other financial income (expense), net,” representing gains of U.S.$95 million (Ps1,198 million) in 2012 and losses of U.S.$22 million (Ps284 million) in 2013. As of April 17, 2013, the notional amount of the guarantee was completely closed as a result of the unwinding of 100% of the original underlying amount of put options over CPOs of CEMEX, S.A.B. de C.V. Cash and cash deposits in margin accounts, after deducting the proceeds from the sale of securities that track the performance of the Mexican Stock Exchange and CEMEX, S.A.B. de C.V.’s CPOs held by the Mexican trust in an aggregate amount of approximately U.S.$112 million, were used to settle the unwinding of these put options.

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of December 31, 2014. Average floating interest rates are calculated based on forward rates in the yield curve as of December 31, 2014. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates available to us as of December 31, 2014 and is summarized as follows:

	Expected maturity dates as of December 31, 2014
Long-Term Debt(1)	2015		2016	2017	2018	After 2019	Total		Fair Value
	(In millions of U.S. Dollars, except percentages)
Variable rate	U.S.$	749	7	2,168	1,022	503	U.S.$	4,449	U.S.$	4,554
Average interest rate		5.42%	6.11%	6.57%	6.67%	6.60%
Fixed rate	U.S.$	228	—	80	835	8,365	U.S.$	9,508	U.S.$	10,016
Average interest rate		7.41%	7.37%	7.38%	7.18%	7.06%

(1)	The information above includes the current maturities of the long-term debt. Total long-term debt as of December 31, 2014 does not include our other financial obligations and the Perpetual Debentures for an aggregate amount of U.S.$466 million (Ps6,869 million) issued by consolidated entities. See notes 16B and 20D to our 2014 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2014, we were subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of December 31, 2014, 29% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 428 basis points. See note 16 to our 2014 audited consolidated financial statements included elsewhere in this annual report.

Foreign Currency Risk. Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations in the U.S. Dollar/Mexican Peso exchange rate. For the year ended December 31, 2014, approximately 22% of our net sales, before eliminations resulting from consolidation, were generated in Mexico, 21% in the United States, 7% in the United Kingdom, 6% in Germany, 6% in France, 6% in the Rest of Northern Europe region, 2% in Spain, 3% in Egypt, 4% in the Rest of the Mediterranean region, 6% in Colombia, 7% in the Rest of South America and the Caribbean region, 4% in Asia and 6% from our Other operations.

As of December 31, 2014, approximately 87% of our total debt plus other financial obligations was U.S. Dollar-denominated, approximately 10% was Euro-denominated, approximately 2% was Mexican Peso-denominated and immaterial amounts were denominated in other currencies, which does not include approximately Ps466 million (U.S.$6,869 million) of Perpetual Debentures; therefore, we had a foreign currency exposure arising from the debt plus other financial obligations denominated in U.S. Dollars, and the debt and other financial obligations denominated in Euros, versus the currencies in which our revenues are settled in most countries in which we operate. We cannot guarantee that we will generate sufficient revenues in Euros from our operations in Spain, Germany, France and the Rest of Northern Europe to service these obligations. As of December 31, 2013 and 2014, CEMEX had not implemented any derivative financing hedging strategy to address this foreign currency risk.

Equity Risk. As described above, we have entered into equity forward contracts on Axtel shares. Upon liquidation, the equity forward contracts provide for cash settlement and the effects are recognized in the statement of operations as part of “Other financial income, net.” At maturity, if these forward contracts are not settled or replaced, or if we default on these agreements, our counterparties may sell the shares of the underlying contracts. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in value of the underlying asset.

As of December 31, 2014, the potential change in the fair value of these contracts that would result from a hypothetical, instantaneous decrease of 10% in the market price of Axtel’s CPOs would be a loss of approximately U.S.$1 million (Ps15 million).

In connection with the offering of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes and the March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes issued in March 2010 and March 2011, respectively, we entered into capped call transactions with the financial institutions involved on those transactions or their affiliates. See “Item 5—Operating and Financial Review and Prospects—Qualitative and Quantitative Market Disclosure—Our Derivative Financial Instruments—Our Options on Our Own Shares.”

As of December 31, 2013 and 2014, the potential change in the fair value of our options (capped call) and based on the price of CEMEX, S.A.B. de C.V.’s CPOs that would result from a hypothetical, instantaneous decrease of 10% in the market price of CEMEX, S.A.B. de C.V.’s CPOs, with all other variables held constant, would have increased our net loss for 2013 and 2014 by approximately U.S.$89 million (Ps1,155 million) and U.S.$73 million (Ps1,076 million), respectively, as a result of additional negative changes in fair value associated with these contracts. A 10% hypothetical increase in the CPO price would generate approximately the opposite effect.

In addition, even though the change in fair value of our embedded conversion options in the November 2019 Mandatory Convertible Mexican Peso Notes affect the statements of operations, they do not imply any risk or variability in cash flows, considering that through their exercise, we will settle a fixed amount of debt with a fixed amount of shares. As of December 31, 2013 and 2014, after considering in the convertible notes the effects related with the change in CEMEX, S.A.B. de C.V.’s functional currency in 2013, the potential change in the fair value of these embedded conversion options in the November 2019 Mandatory Convertible Mexican Peso Notes that would result from a hypothetical, instantaneous decrease of 10% in the market price of CEMEX, S.A.B. de C.V.’s CPOs, with all other variables held constant, would have decreased our net loss for 2013 and 2014 by approximately U.S.$8 million (Ps102 million) and U.S.$8 million (Ps113 million), respectively, as a result of additional positive changes in fair value associated with this option. A 10% hypothetical increase in the CPO price would generate approximately the opposite effect.

Liquidity risk. The requirement of margin calls based on the relevant master agreements under our derivative instruments can have a significant negative effect on our liquidity position and can impair our ability to service our debt and fund our capital expenditures. In addition to the current amount of margin calls previously described as of December 31, 2013 and 2014 referring to our derivative financial instrument positions of approximately U.S.$7 million (Ps95 million) and U.S.$14 million (Ps206 million). The potential requirement as of December 31, 2013 and 2014 for additional margin calls that would result from a hypothetical instantaneous decrease of 10% in the prices of Axtel shares and CEMEX CPOs would not be significant.

Investments, Acquisitions and Divestitures

The transactions described below represent our principal investments, acquisitions and divestitures completed during 2012, 2013 and 2014.

Investments and Acquisitions

On December 1, 2014, we announced the restart of the Tepeaca cement plant expansion. By 2017 the total production capacity will reach 7.6 million tons per year and the total investment is estimated to be approximately U.S.$650 million. The additional investment, in order to add 4.4 million tons per year to the current capacity, will be approximately U.S.$200 million.

On October 31, 2014, we announced that we had entered into agreements with Holcim to complete a series of transactions in Europe, which closed on January 5, 2015, with retrospective effect as of January 1, 2015. See “Item 5—Operating and Financial Review and Prospects—Recent Developments Relating to Our Operations—CEMEX and Holcim Close a Series of Transactions in Europe.”

On August 14, 2014, we announced that our subsidiary, CEMEX Latam began the construction of a cement plant in Colombia. The total investment is expected to reach approximately U.S.$340 million (approximately

Ps5,012 million) and to increase CEMEX Latam’s cement production capacity in Colombia from 4.5 million to approximately 5.5 million tons per year. The first phase of this project includes the construction of a new grinding mill that is expected to start cement production during the second quarter of 2015. The rest of the plant will be completed during the second half of 2016. This facility will be strategically located in the Antioquia department and will be financed with CEMEX Latam’s free cash flow.

On April 10, 2014, we announced being successfully completed the financing of Ventika, a project comprising the construction of two 126 MW wind farms each, for a total nominal capacity of 252 MW to be located in Nuevo León, Mexico. The investment for the project is approximately U.S.$650 million (approximately Ps9,581 million), of which 75% correspond to debt and 25% to equity. The project includes debt financiers, equity partners, private investors and the Company. In addition, we will supervise the construction process and, once operational, we will manage the wind farms without exercising control and owning a minority stake of 5% of the equity, therefore, the project will not be consolidated into our balance sheet and the project´s debt will have no recourse to ours. These wind farms will supply renewable energy to facilities belonging to several local companies including us, under the self-supply scheme approved by the Mexican Energy Regulatory Commission.

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

On May 30, 2013, we announced plans to expand the production capacity at our Odessa, Texas cement plant by 345,000 tons to nearly 900,000 tons per year in order to supply the West Texas market led mainly by the oil and gas industry. Specialty cement products are used in well construction for the oil and gas industry as a result of the use of more efficient extraction technologies, such as horizontal drilling and hydraulic fracturing. Oil wells using this technology typically reach depths of thousands of feet. Specialty well cement is required for the complex application and extreme conditions to which these wells are exposed. Applications to obtain the required permits for this expansion have been lodged and equipment ordered. This project will be reviewed upon obtaining such permits.

In October 2012, Corporación Cementera Latinoamericana, S.L.U. (Sociedad Unipersonal), an indirect subsidiary of CEMEX España, completed the acquisition of the 49% non-controlling interest in CEMEX Guatemala, our main operating subsidiary in Guatemala, in a private transaction for approximately U.S.$54 million (approximately Ps694 million), recognizing a reduction in the line item “Other equity reserves” of approximately U.S.$32 million (approximately Ps411 million).

On September 17, 2012, we announced our plans to expand the cement production capacity of our APO plant in the Philippines by 1.5 million tons per year, which we completed during 2014. Through this investment, we increased production and strengthened our distribution network throughout the country.

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

Our total additions in property, machinery and equipment, as reflected in our 2014 audited consolidated financial statements (see note 14 to our 2014 audited consolidated financial statements included elsewhere in this annual report), excluding acquisitions of equity interests in subsidiaries and associates and including capital leases, was approximately U.S.$555 million in 2010, U.S.$468 million in 2012, U.S.$609 million in 2013, and U.S.$606 million in 2014. This capital expenditure in property, machinery and equipment has been applied to the construction and upgrade of plants and equipment and the maintenance of plants and equipment, including environmental controls and technology updates. As of the date of this annual report, we have allocated approximately U.S.$58 million of our U.S.$645 million 2015 budget to continue with this effort.

Divestitures

During 2013 and 2014, we sold assets for approximately U.S.$172 million and U.S.$243 million comprised in part by real estate, non-core businesses and equipment.

In November 2012, CEMEX Latam, a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in the CEMEX Latam Offering, representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam’s common shares are listed on the Colombian Stock Exchange (Bolsa de Valores de Colombia S.A.). The net proceeds to CEMEX Latam from the offering were approximately U.S.$960 million, after deducting underwriting discounts, commissions and offering expenses. CEMEX Latam used the net proceeds to repay a portion of the indebtedness owed to us, which we used for general corporate purposes, including the repayment of indebtedness. CEMEX Latam is the main holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. As of December 31, 2014, CEMEX España owned approximately 73.35% of CEMEX Latam’s outstanding common shares, excluding shares held in treasury.

Recent Developments

Recent Developments Relating to Our Indebtedness

Redemption of the January 2018 U.S. Dollar Notes and Additional January 2018 U.S. Dollar Notes

On January 12, 2015, CEMEX, S.A.B. de C.V. completed a partial redemption of U.S.$216,861,000 aggregate principal amount of the January 2018 U.S. Dollar Notes and Additional January 2018 U.S. Dollar Notes, for a redemption price equal to U.S.$226,619,745 plus accrued and unpaid interest through the redemption date, using a portion of the proceeds from the issuance of the January 2025 U.S. Dollar Notes and January 2022 Euro Notes issued by CEMEX S.A.B. de C.V. on September 11, 2014.

On March 30, 2015, CEMEX, S.A.B. de C.V. completed the redemption of the remaining amount of the January 2018 U.S. Dollar Notes and Additional January 2018 U.S. Dollar Notes, for a redemption price equal to U.S.$343,984,000 plus accrued and unpaid interest through the redemption date, using a portion of the proceeds from the issuance of the May 2025 U.S. Dollar and March 2023 Euro Notes described below.

Issuance of the May 2025 U.S. Dollar and March 2023 Euro Notes

On March 5, 2015, CEMEX, S.A.B. de C.V. issued the May 2025 U.S. Dollar Notes and the March 2023 Euro Notes. Interest on the May 2025 U.S. Dollar Notes will accrue from March 5, 2015 at a rate of 6.125% per annum, payable in cash semi-annually in arrears on each May 5 and November 5, beginning on November 5, 2015 though their final maturity. Interest on the March 2023 Euro Notes will accrue from March 5, 2015 at a rate of 4.375% per annum, payable in cash semi-annually in arrears on each March 5 and September 5, beginning on September 5, 2015 through their final maturity.

CEMEX, S.A.B. de C.V. used a portion of the net proceeds from the issuance of the May 2025 U.S. Dollar and the March 2023 Euro Notes to redeem the outstanding January 2018 U.S. Dollar Notes and Additional January 2018 U.S. Dollar Notes as further described below. In addition, CEMEX, S.A.B. de C.V. intends to use a portion of the net proceeds from the issuance of the May 2025 U.S. Dollar and the March 2023 Euro Notes to redeem the outstanding May 2020 U.S. Dollar Notes and Additional May 2020 U.S. Dollar Notes on May 12,

2015 and, to that end, on March 13, 2015, delivered an irrevocable notice of redemption to the trustee. Furthermore, CEMEX, S.A.B. de C.V. intends to use a portion of the net proceeds from the issuance of the May 2025 U.S. Dollar and the March 2023 Euro Notes to redeem the outstanding September 2015 Floating Rate U.S. Dollar Notes on June 30, 2015 and, to that end, (i) created a cash reserve and (ii) expects to re-draw from available funds under revolving tranche of the Credit Agreement, which funds were temporarily used to reduce amounts drawn under such revolving tranche. We cannot assure you, however, that we will have available cash in hand and/or funds under the revolving tranche of the Credit Agreement to fund the redemption of the September 2015 Floating Rate U.S. Dollar Notes on the redemption date.

Redemption of the May 2020 U.S. Dollar Notes and Additional May 2020 U.S. Dollar Notes

The May 2020 U.S. Dollar Notes and Additional May 2020 U.S. Dollar Notes issued by CEMEX España, S.A., acting through its Luxembourg Branch, are redeemable beginning on May 12, 2015 at a redemption price of 104.625% of the principal amount thereof, plus accrued and unpaid interest through the redemption date. CEMEX, S.A.B. de C.V. intends to use a portion of the proceeds from the issuance the May 2025 U.S. Dollar and the March 2023 Euro Notes to fund the redemption in full of U.S.$212,522,000 aggregate principal amount of the May 2020 U.S. Dollar Notes and Additional May 2020 U.S. Dollar Notes, and to that end, sent an irrevocable notice of redemption to the holders on March 13, 2015.

Issuance of March 2020 Convertible Subordinated U.S. Dollar Notes

On March 11, 2015, CEMEX S.A.B. de C.V. issued the March 2020 Convertible Subordinated U.S. Dollar Notes with an interest rate of 3.720% and an initial conversion rate of the 80.7735 of CEMEX’s ADSs per U.S.$1,000 principal amount of the Convertible Notes, in a transaction exemption from registration pursuant to Rule 144A and Regulation S under the Securities Act. The March 2020 Convertible Subordinated U.S. Dollar Notes were issued to finance, almost in its entirety, the payment at maturity of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes that matured without conversion.

Recent Developments Relating to Our Operations

CEMEX and Holcim Close a Series of Transactions in Europe

On October 31, 2014, CEMEX, S.A.B. de C.V. announced that it had entered into agreements with Holcim, a global producer of building materials based in Switzerland, to complete a series of related transactions in Europe, which closed on January 5, 2015, with retrospective effect as of January 1, 2015. See note 26 to our 2014 audited consolidated financial statements included elsewhere in this annual report. As a result, (i) CEMEX acquired all of Holcim’s assets in the Czech Republic, including a cement plant, four aggregates quarries and 17 ready-mix plants for approximately €115 million (U.S.$139 million or Ps2,049 million); (ii) CEMEX sold to Holcim assets in the western region of Germany, consisting of one cement plant, two cement grinding mills, one slag granulator, 22 aggregates quarries and 79 ready-mix plants for approximately €171 million (U.S.$207 million or Ps3,047 million), while CEMEX maintained its operations in the north, east and south of Germany; and (iii) CEMEX acquired from Holcim one cement plant in the southern part of Spain, and one cement mill in the central part of Spain, among other related assets for approximately €89 million (U.S.$108 million or Ps1,592 million). In connection with these transactions, in January 2015 CEMEX made a final payment in cash, after combined debt and working capital adjustments, of approximately €33  million (U.S.$40 million or Ps594 million).

Recent Developments Relating to Our Shareholders and Corporate Governance

Certain changes regarding CEMEX, S.A.B. de C.V.’s major shareholders

On January 22, 2015, BlackRock, Inc. (“BlackRock”) filed an amendment to Schedule 13-G informing that as of December 31, 2014, BlackRock beneficially owned 8.9% of CEMEX, S.A.B. de C.V.’s outstanding capital stock. As of December 31, 2014, BlackRock beneficially owned approximately 8.75% of CEMEX, S.A.B. de C.V.’s outstanding capital stock.

CEMEX, S.A.B. de C.V. Ordinary and Extraordinary General Shareholders’ Meetings held on March 26, 2015

On March 26, 2015, CEMEX, S.A.B. de C.V. held its Annual Ordinary Shareholders Meeting followed by its Extraordinary Shareholders Meeting. Among the items included in the agenda at the Annual Ordinary Shareholders Meeting was the approval of the 2014 reports, including CEMEX’s 2014 audited consolidated financial statements included elsewhere in this annual report. See “Item 10—Additional Information—Articles of Association and By-laws.”

Item 6—Directors, Senior Management and Employees

Senior Management and Directors

Senior Management

Following the passing away on May 12, 2014 of Mr. Lorenzo H. Zambrano, the then Chairman of the Board of Directors and Chief Executive Officer of CEMEX, S.A.B. de C.V., an extraordinary meeting of CEMEX, S.A.B. de C.V.’s Board of Directors was held on May 15, 2014, at which meeting Mr. Fernando A. González Olivieri was appointed as CEMEX, S.A.B. de C.V.’s new Chief Executive Officer. Also, on May 21, 2014, José Antonio González Flores, Maher Al-Haffar and Mauricio Dohener Cobián were appointed senior managers of CEMEX. Effective as of July 15, 2014, Francisco Javier Garza Zambrano, Chairman of CEMEX’s Latin America Advisory Board and Advisor to CEMEX’s Chief Executive Officer on Institutional Relations, decided to retire after 25 years of a successful career with CEMEX.

Set forth below is the name and position of each member of our senior management team as of the date of this annual report. The terms of office of the senior managers are indefinite.

Name, Position (Age)	Experience
Fernando A. González Olivieri, Chief Executive Officer (60)	Joined CEMEX in 1989, and has served as corporate vice-president of strategic planning from 1994 to 1998, president of CEMEX Venezuela from 1998 to 2000, president of CEMEX Asia from 2000 to May 2003, and president of the South American and the Caribbean region from May 2003 to February 2005. In March 2005, he was appointed president of the expanded CEMEX European Region, in February 2007, president of CEMEX’s former Europe, Middle East, Africa, Asia and Australia Region, and, in May 2009, executive vice president of planning and development. In February 2010, Mr. González was appointed executive vice president of planning and finance and in 2011 he was additionally appointed chief financial officer. On May 15, 2014, Mr. González was appointed as CEMEX’s chief executive officer. He has been a member of CEMEX, S.A.B de C.V.’s board of directors since March 26, 2015, and he is also a member of the board of directors of Cementos Chihuahua. Mr. González earned his B.A. and M.B.A. degrees from the Instituto Tecnológico y de Estudios Superiores de Monterrey (“ITESM”).

Juan Romero Torres, President CEMEX México (58)	Joined CEMEX in 1989 and has occupied several senior management positions, including president of CEMEX Colombia, president of our operations in Mexico, president of the South America and the Caribbean region and president of our former Europe, Middle East, Africa and Asia region. He is currently president of our operations in Mexico and is also in

Name, Position (Age)	Experience
charge of our global technology area. Mr. Romero graduated from Universidad de Comillas in Spain, where he studied law and economic and enterprise sciences. Mr. Romero was appointed vice-president and representative of the board of directors of the National Chamber of Cement (Cámara Nacional del Cemento) in June 2011 and member of the board of directors of Cementos Chihuahua in April 2011.

Jaime Gerardo Elizondo Chapa, President CEMEX South America, Central America and the Caribbean (51)	Joined CEMEX in 1985 and since then he has headed several operations, including Panama, Colombia, Venezuela, and, more recently, Mexico. He is the current president of CEMEX South America (including Central America) and the Caribbean, and is also in charge of the company’s global technical area. Mr. Elizondo has served as a member of the board of directors of Cementos Chihuahua, as president and vice-president of the National Chamber of Cement (Cámara Nacional del Cemento) and as vice-president of the Transformation Industry Chamber of Nuevo León (Cámara de la Industria de la Transformación de Nuevo León). Mr. Elizondo is currently the chairman of CEMEX Latam’s board of directors. He graduated with a B.S. in chemical and system engineering and an M.B.A. from ITESM.

Ignacio Madridejos Fernández, President CEMEX Northern Europe (49)	Joined CEMEX in 1996 and, after holding management positions in the strategic planning area, he headed CEMEX’s operations in Egypt, Spain, and Western Europe. He is currently president of CEMEX Northern Europe, and is also responsible for our global energy and sustainability area. Mr. Madridejos Fernández is also a member of the board of directors of CEMEX Latam. He has served as a member of the board of directors of COMAC (Comercial de Materiales de Construcción S.L.), member of the board and president of OFICEMEN (Agrupación de Fabricantes de Cemento de España), member of the board of IECA (Instituto Español del Cemento y sus Aplicaciones), president of CEMA (Fundación Laboral del Cemento y el Medioambiente), patron of the Junior Achievement Foundation, vice-president and chairman of CEMBUREAU (European Cement Association). He graduated with a degree in civil engineering from the Universidad Politécnica de Madrid and holds an M.B.A. from Stanford University.

Jaime Muguiro Domínguez, President CEMEX Mediterranean (46)	Joined CEMEX in 1996, and held several executive positions in the areas of strategic planning, business development, ready-mix concrete, aggregates, and human resources. More recently, he headed CEMEX’s operations in Egypt. He is currently president of CEMEX Mediterranean, which includes CEMEX’s operations in Spain, Egypt, Croatia and the Middle East, and a member of CEMEX Latam’s board of directors. He graduated

Name, Position (Age)	Experience
with a management degree from San Pablo CEU University, and holds a law degree from the Universidad Complutense de Madrid and an M.B.A. from the Massachusetts Institute of Technology.

Karl H. Watson Jr, President CEMEX USA (50)	Joined CEMEX in 2007, after a successful career of more than 19 years in the building materials industry. Since then, he has held several senior positions in our operations in Florida and the Eastern region of the United States. Before joining CEMEX, he headed the ready-mix concrete and concrete products divisions of Rinker in the United States and Australia. He is currently president of CEMEX USA. Mr. Watson served as chairman of the Florida Concrete and Products Association from 2008 to 2009 and was appointed chairman of the NRMCA from 2010 to 2011 and member of the executive committee of the Portland Cement Association from 2011 to 2013. He holds a B.S. from the Palm Beach Atlantic University and an M.B.A. from the University of Nova Southeastern, both in Florida.

Joaquín Miguel Estrada Suarez, President CEMEX Asia (51)	Joined CEMEX in 1992 and has held several executive positions, including head of operations in Egypt and Spain, as well as head of trading for Europe, the Middle East and Asia. He is currently president of CEMEX Asia and is also responsible for our global trading activities. From 2008 to 2011, he served as a member of the board of directors of COMAC (Comercial de Materiales de Construcción S.L.), president and member of the board of OFICEMEN (Agrupación de Fabricantes de Cemento de España), and member of the board of IECA (Instituto Español del Cemento y sus Aplicaciones), he was also the president of CEMA (Fundación Laboral del Cemento y el Medioambiente) from 2010 to 2011. He graduated with a degree in economics from the Universidad de Zaragoza and holds an M.B.A. from the Instituto de Empresa.

José Antonio González Flores, Executive Vice President of Finance and Chief Financial Officer (44)	Joined CEMEX in 1998 and since then he has held management positions both in corporate and operating areas in Finance, Strategic Planning, and Corporate Communications and Public Affairs. He is currently responsible for CEMEX’s Finance, Controllership, Tax and Process Assessment areas. Mr. González is an alternate director of Cementos Chihuahua. Mr. González has a B.S. in Industrial Engineering from ITESM and an M.B.A. from Stanford University.

Juan Pablo San Agustín Rubio, Executive Vice President of Strategic Planning and New Business Development (46)	Joined CEMEX in 1994 and has held executive positions in the strategic planning, continuous improvement, e-business, and marketing areas. He is currently executive vice president of strategic planning and new business development and vice chairman of the board of directors of CEMEX Latam. He graduated with a B.S. from the Universidad Metropolitana and holds an International M.B.A. from the Instituto de Empresa.

Name, Position (Age)	Experience
Luis Hernández Echávez, Executive Vice President of Organization and Human Resources (51)	Joined CEMEX in 1996, and has held senior management positions in the strategic planning and human resources areas. He is currently executive vice president of organization and human resources. He graduated with a degree in civil engineering from ITESM, and holds a master’s degree in civil engineering and an M.B.A. from the University of Texas at Austin. Mr. Hernández is also an alternate director of Cementos Chihuahua.

Maher Al-Haffar, Executive Vice President of Investor Relations, Corporate Communications and Public Affairs (57)	Joined CEMEX in 2000. Prior to his current position he was vice president of investor relations, corporate communications and public affairs. He also served as a Managing Director in Finance and Head of Investor Relations for CEMEX. Before joining CEMEX, he spent nineteen years with Citicorp Securities Inc. and Santander Investment Securities as an investment banker and capital markets professional. Mr. Al-Haffar holds a B.S. in Economics from the University of Texas and a Master’s Degree in International Relations and Finance from Georgetown University.

Mauricio Doehner Cobián, Executive Vice President of Corporate Affairs and Enterprise Risk Management (40) (under unpaid leave of absence)

Joined CEMEX in 1996, and has held several executive positions in areas such as Strategic Planning and Enterprise Risk Management for Europe, Asia, the Middle East, South America and Mexico. He is currently in charge of Corporate Affairs and Enterprise Risk Management. Prior to joining CEMEX, he worked in the public sector within the Mexican Presidency. Mr. Doehner earned his B.A. in Economics from ITESM and holds an M.B.A. from IESE/IPADE. He also holds a Professional Certification in Competitive Intelligence from the FULD Academy of Competitive Intelligence in Boston, Massachusetts.

On March 9, 2015, Mr. Doehner was granted with a three (3) month unpaid leave of absence to lead a citizen-effort project, which is independent from CEMEX, related to the elections for Governor of the State of Nuevo León, México that are scheduled to take place during June of 2015. Thereafter, it is expected that Mr. Doehner will rejoin CEMEX. During Mr. Doehner’s absence, Enrique Raúl Alanís Dávila, current CEMEX Global Enterprise Risk Management Director, will temporarily oversee the Corporate Affairs and Enterprise Risk Management responsibilities and report directly to Fernando A. González Olivieri, CEMEX’s Chief Executive Officer.

Víctor Manuel Romo Muñoz, Executive Advisor to the Chairman and CEO (57)	Joined CEMEX in 1985 and has served as director of administration of CEMEX España from 1992 to 1994, general director of administration and finance of CEMEX España from 1994 to 1996, president of CEMEX Venezuela from 1996 to 1998, president of our former South American and the Caribbean region from 1998 to May 2003, and executive vice president of administration from May 2003 to April 2011. In

Name, Position (Age)	Experience
April 2011, he was appointed executive advisor to the chairman and chief executive officer of CEMEX. He is a member of the board of directors of Cementos Chihuahua. Mr. Romo is a certified public accountant and received a master’s degree in administration and finance from ITESM. Previously, he worked for Alfa from 1979 to 1985.

Rafael Garza Lozano, Chief Accounting Officer (51)	Joined CEMEX in 1985 and has served as chief accounting officer since 1999. Mr. Garza is a certified public accountant and received a master’s degree in administration and finance from ITESM. He also attended executive programs at ITAM, IPADE and Harvard University. He is currently a member of the board of directors of Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, or CINIF, and an alternate director of Cementos Chihuahua.

Ramiro G. Villarreal Morales, Executive Vice President of Legal and Secretary of the Board of Directors (67)	Joined CEMEX in 1987 and has served as general counsel since then, and also has served as secretary of CEMEX, S.A.B. de C.V.’s board of directors since 1995. He is a graduate of the Universidad Autónoma de Nuevo León with a degree in law. He also received a master of science degree in finance from the University of Wisconsin. Prior to joining CEMEX, he served as deputy general director of Grupo Financiero Banpais from 1985 to 1987.

Mr. Villarreal is a member of the board of directors of Vinte Viviendas Integrales, S.A.P.I. de C.V., a real estate development company, consulting member of the board of directors of Grupo Acosta Verde, and an alternate member of the boards of directors of Cementos Chihuahua and Axtel. Mr. Villarreal was the secretary of the board of directors of Enseñanza e Investigación Superior, A.C., which manages ITESM, until February 2012.

Board of Directors

Following the passing away on May 12, 2014 of Mr. Lorenzo H. Zambrano, the then Chairman of the Board of Directors and Chief Executive Officer of CEMEX, S.A.B. de C.V., an extraordinary meeting of CEMEX, S.A.B. de C.V.’s Board of Directors was held on May 15, 2014, at which meeting Mr. Rogelio Zambrano Lozano was appointed as the new Chairman of CEMEX, S.A.B. de C.V.’s Board of Directors and Mr. Ian Christian Armstrong Zambrano was appointed as a provisional member of CEMEX, S.A.B. de C.V.’s Board of Directors (his appointment as a member of CEMEX, S.A.B. de C.V.’s Board of Directors was ratified at CEMEX, S.A.B. de C.V.’s annual general ordinary shareholders’ meeting held on March 26, 2015).

Set forth below are the names of the current members of CEMEX, S.A.B. de C.V.’s board of directors, elected at CEMEX, S.A.B. de C.V.’s 2014 annual general ordinary shareholders’ meeting held on March 26, 2015, which includes the election of Fernando A. González Olivieri, Armando Garza Sada and David Martínez Guzmán as members of the board of directors of CEMEX, S.A.B. de C.V. at such shareholders’ meeting. At this shareholders’ meeting no alternate directors were elected. Members of CEMEX, S.A.B. de C.V.’s board of directors serve for one-year terms.

Name (Age)	Experience
Rogelio Zambrano Lozano, Chairman (58)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1987 and chairman of CEMEX, S.A.B. de C.V.’s board of directors since May 15, 2014. He was president of CEMEX, S.A.B. de C.V.’s finance committee from 2009 until March 2015. He is also a member of the advisory board of Banamex, Zona Norte, and member of the boards of directors of Carza, S.A. de C.V. and ITESM, among others. He holds an industrial and systems engineering degree from ITESM and an M.B.A. from the Wharton Business School of Pennsylvania University. He is a grandson of the late Mr. Lorenzo Zambrano Gutierrez, one of CEMEX, S.A.B. de C.V.’s founders, and a son of Mr. Marcelo Zambrano Hellión, who was a member of CEMEX, S.A.B. de C.V.’s board of directors from 1957 until his passing away and was chairman of CEMEX, S.A.B. de C.V.’s board of directors from 1979 to 1995. He is also a second cousin of Roberto Luis Zambrano Villarreal, a second uncle of Tomás Milmo Santos, and a second uncle of Ian Christian Armstrong Zambrano, all members of CEMEX, S.A.B. de C.V.’s board of directors.

Fernando A. González Olivieri (60)	See “Senior Management”

Tomás Milmo Santos (50)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 2006 and member of CEMEX, S.A.B. de C.V.’s finance committee from 2009 until March 2015. Mr. Milmo Santos served as an alternate member of CEMEX, S.A.B. de C.V.’s board of directors from 2001 to 2006. He is chief executive officer and chairman of the board of directors of Axtel, a telecommunications company that operates in the local, long distance and data transfer market and subscription-based television services. He is also a member of the board of directors of CEMEX México, Promotora Ambiental, S.A., ITESM and chairman of the board of directors of Tec Salud and Alianza Educativa por Nuevo León. He graduated with a degree in economics from Stanford University. Mr. Milmo Santos is a second nephew of Rogelio Zambrano Lozano, chairman of CEMEX, S.A.B. de C.V.’s board of directors.

Ian Christian Armstrong Zambrano (35)	Has been a member of CEMEX, S.A.B. de C.V.’s Board of Directors since March 26, 2015. He had previously been a provisional member of CEMEX, S.A.B. de C.V.’s Board of Directors since May 15, 2014. He is currently vice president of promotion and analysis at Evercore Casa de Bolsa, and a member of the Boards of Directors of each of Tec Salud, Fondo

Name (Age)	Experience
Zambrano Hellión and Patronato DIF Nuevo León. Mr. Armstrong Zambrano is a graduate in business administration from ITESM and holds an M.B.A. from the IE Business School. He is a second nephew of Rogelio Zambrano Lozano, chairman of CEMEX, S.A.B. de C.V.’s board of directors.

Armando J. García Segovia (63)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1983. He initially joined CEMEX in 1975 and rejoined CEMEX in 1985. He served as director of operational and strategic planning from 1985 to 1988, director of operations from 1988 to 1991, director of corporate services and affiliate companies from 1991 to 1994, director of development from 1994 to 1996, general director of development from 1996 to 2000, executive vice president of development from 2000 to May 2009, and executive vice president for technology, energy and sustainability from May 2009 to March 2010. He is a graduate of ITESM with a degree in mechanical engineering and administration and received an M.B.A. from the University of Texas. He was employed at Cydsa, S.A. from 1979 to 1981 and at Conek, S.A. de C.V. from 1981 to 1985.

He also serves as a member of the board of directors of Cementos Chihuahua. He was also vice president of COPARMEX, member of the board and former chairman of the Private Sector Center for Sustainable Development Studies (Centro de Estudios del Sector Privado para el Desarrollo Sustentable), former chairman of Centro Patronal de Nuevo León (now COPARMEX NL), he was chairman and member of the board of Gas Industrial de Monterrey, S.A. de C.V. also served as chairman of an advisory board of the School of Engineering and Information Technology of ITESM and member of the board of the World Environmental Center. Currently, he is a member of the board of directors of Hoteles City Express, S.A.P.I. de C.V. and of Innovación y Conveniencia, S.A. de C.V. formerly known as Grupo Chapa, S.A. de C.V. He is also a member of the board of Universidad de Monterrey, A.C., Unidos para la Conservación, Pronatura Noreste, A.C., and Consejo Consultivo de Flora y Fauna del Estado de N.L. He is also founder and chairman of the board of Comenzar de Nuevo, A.C. He is a first cousin of Rodolfo García Muriel, a member of CEMEX, S.A.B. de C.V.’s board of directors.

Rodolfo García Muriel (69)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1985 and was a member of CEMEX, S.A.B. de C.V.’s finance committee from 2009 until March 2015. On March 26, 2015, he was appointed as a member of CEMEX, S.A.B. de C.V.’s corporate practices and finance committee. He is the chief executive officer of Compañía Industrial de Parras, S.A. de C.V. He is a member of the board of directors of CEMEX México, Inmobiliaria Romacarel, S.A.P.I. de C.V.,

Name (Age)	Experience
Comfort Jet, S.A. de C.V., and member of the regional board of Banamex. Mr. García Muriel is also vice president of the National Chamber of the Textile Industry (Cámara Nacional de la Industria Textil). Mr. García Muriel holds a degree in electric mechanical engineering from the Universidad Iberoamericana. He is a first cousin of Armando J. García Segovia, a member of CEMEX, S.A.B. de C.V.’s board of directors.

Roberto Luis Zambrano Villarreal (69)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1987. He was president of CEMEX, S.A.B. de C.V.’s audit committee from 2002 to 2006, president of CEMEX, S.A.B. de C.V.’s corporate practices and audit committee from 2006 to 2009, and president of CEMEX, S.A.B. de C.V.’s new audit committee from 2009 until March 2015. On March 26, 2015, he was appointed as a member of CEMEX, S.A.B. de C.V.’s audit committee. He is also a member of the board of directors of CEMEX México. He is chairman of the board of directors of Desarrollo Integrado, S.A. de C.V., Administración Ficap, S.A. de C.V., Aero Zano, S.A. de C.V., Ciudad Villamonte, S.A. de C.V., Focos, S.A. de C.V., C & I Capital, S.A. de C.V., Industrias Diza, S.A. de C.V., Inmobiliaria Sanni, S.A. de C.V., Inmuebles Trevisa, S.A. de C.V., Servicios Técnicos Hidráulicos, S.A. de C.V., Mantenimiento Integrado, S.A. de C.V., and Pilatus PC-12 Center de México, S.A. de C.V. He is a member of the board of directors of S.L.I. de México, S.A. de C.V., and Compañía de Vidrio Industrial, S.A. de C.V. Mr. Zambrano Villarreal is a graduate in mechanical engineering and administration from the ITESM. He is a second cousin of Rogelio Zambrano Lozano, chairman of CEMEX, S.A.B. de C.V.’s board of directors.

Dionisio Garza Medina (61)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1995 and president of CEMEX, S.A.B. de C.V.’s corporate practices committee from 2009 until March 2015. On March 26, 2015, he was appointed as a member and president of CEMEX, S.A.B. de C.V.’s corporate practices and finance committee. He is chairman of the board of Tenedora TOPAZ, S.A.P.I. de C.V. He was a member of the board of Alfa until February 2013 and chairman and chief executive officer until March 2010. Mr. Garza Medina is a member of the advisory committee of the David Rockefeller Center for Latin American Studies at Harvard and chairman of the advisory council of Stanford University’s School of Engineering. Additionally, Mr. Garza Medina was the chairman of the board of the Universidad de Monterrey, A.C. until April 2012. Mr. Garza Medina holds an industrial engineering degree and a master degree in industrial engineering from Stanford University and an M.B.A. from Harvard University.

José Manuel Rincón Gallardo Purón (72)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 2003. On March 26, 2015, he was appointed as

Name (Age)	Experience
president of CEMEX, S.A.B. de C.V.’s audit committee, where he qualifies as a “financial expert” for purposes of the Sarbanes-Oxley Act of 2002. He is member of the board of directors of CEMEX México, president of the board of directors and a member of the audit committee of Sonoco de México S.A. de C.V., member of the board of directors and audit committees of Banamex, Grupo Herdez, S.A. de C.V., General de Seguros, S.A.B., Kansas City Southern and Grupo Aeroportuario del Pacífico, S.A. de C.V., and member of the board of directors of Laboratorios Sanfer-Hormona. Mr. Rincón Gallardo is a member of the Instituto Mexicano de Contadores Públicos, A.C., he was a managing partner of KPMG México, and was member of the board of directors of KPMG United States and KPMG International. He is also a member of the corporate practices committee of Consejo Coordinador Empresarial. He is a certified public accountant from the Universidad Nacional Autónoma de México.

Rafael Rangel Sostmann (73)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 2009 and member of CEMEX, S.A.B. de C.V.’s audit committee since 2010. He was a member of CEMEX, S.A.B. de C.V.’s corporate practices committee from 2009 until March 2015. Mr. Rangel Sostmann was president of ITESM from 1985 to 2011. He is also a member of the board of directors of the Coca-Cola Foundation in Mexico and New York University’s research area. He also served as president and chief executive officer of the Monterrey Tech Foundation from October 2011 to March 2012. Since 2013, Mr. Rangel Sostmann has been the special advisor to the president of the Arizona State University. He graduated with a degree in electric mechanical engineering from ITESM and also holds a master’s degree in mechanical engineering and a doctor’s degree from University of Wisconsin. Mr. Rangel Sostmann is also an independent board member of the Mexican Petroleum Fund for Stability and Development and a member of Georgetown University’s advisory board for Latin America.

Francisco Javier Fernández Carbajal (60)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors and member of CEMEX, S.A.B. de C.V.’s finance committee from February 2012 until March 2015 and a member of CEMEX, S.A.B. de C.V.’s corporate practices committee from March 2013 until March 2015. On March 26, 2015, he was appointed as a member of CEMEX, S.A.B. de C.V.’s audit committee and the corporate practices and finance committee. Mr. Fernández is currently the chief executive officer of Servicios Administrativos Contry, S.A. de C.V. and a proprietary investing advisor and consultant in investment banking transactions since January 2002. He has served as chief executive officer of Corporate Development at Grupo Financiero BBVA Bancomer, S.A. de C.V., after holding several positions in BBVA Bancomer since 1991. Furthermore,

Name (Age)	Experience
Mr. Fernández is a member of the board of directors of ALFA, FEMSA, and VISA, Inc. He graduated with a degree in electric mechanical engineering from ITESM and also holds an M.B.A. from Harvard Business School.

Armando Garza Sada (57)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors and corporate practices and finance committee since March 26, 2015. Mr. Garza Sada is currently the chairman of the board of directors of ALFA and a member of the boards of FEMSA, Frisa, Grupo Financiero Banorte, ITESM, Lamosa, Liverpool, Proeza, and Stanford Graduate School of Business Advisory Board and Stanford University’s Board of Trustees. Mr. Garza Sada holds a bachelor’s degree from the Massachusetts Institute of Technology and an M.B.A. from Stanford University.

David Martínez Guzmán (57)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since March 26, 2015. Mr. Martínez Guzmán is a managing director of Fintech Advisory and chief executive officer of Fintech Advisory Limited. He is currently a member of the board of directors of ALFA and Vitro. Mr. Martínez Guzmán earned a degree in electrical engineering from ITESM and also holds an M.B.A. from Harvard Business School.

Board Practices

In compliance with the Mexican securities market law, which was enacted on December 28, 2005 and became effective on June 28, 2006, CEMEX, S.A.B. de C.V.’s shareholders approved, at a general extraordinary meeting held on April 27, 2006, a proposal to amend various articles of CEMEX, S.A.B. de C.V.’s by-laws (estatutos sociales), in order to improve our standards of corporate governance and transparency, among other matters. The amendments included outlining the fiduciary duties of the members of CEMEX, S.A.B. de C.V.’s board of directors, who are now required:

•	to perform their duties in a value-creating manner for the benefit of CEMEX without favoring a specific shareholder or group of shareholders;

•	to act diligently and in good faith by adopting informed decisions; and

•	to comply with their duty of care and loyalty, abstaining from engaging in illicit acts or activities.

The Mexican securities market law also eliminated the position of statutory examiner, whose duties of surveillance are now the responsibility of the board of directors, fulfilled through the corporate practices and finance committee the audit committees, as well as through the external auditor who audits the entity’s financial statements, each within its professional role. With its surveillance duties, CEMEX, S.A.B. de C.V.’s board of directors is no longer in charge of managing CEMEX; instead, this is the responsibility of CEMEX, S.A.B. de C.V.’s chief executive officer.

Pursuant to the Mexican securities market law and CEMEX, S.A.B. de C.V.’s by-laws, at least 25% of its directors must qualify as independent directors.

CEMEX, S.A.B. de C.V. has not entered into any service contracts with its directors that provide for benefits upon termination of employment.

The Audit Committee and the Corporate Practices and Finance Committee

The Mexican securities market law required CEMEX, S.A.B. de C.V. to create a corporate practices committee comprised entirely of independent directors, in addition to its then existing audit committee. In compliance with such requirement, in 2006 CEMEX, S.A.B. de C.V. increased the responsibilities of its audit committee and changed its name to “corporate practices and audit committee.” To further enhance the effectiveness of its corporate governance, at CEMEX, S.A.B. de C.V.’s annual shareholders meeting of April 23, 2009, CEMEX, S.A.B. de C.V.’s shareholders approved the division of this committee into two committees with different members and responsibilities, the audit committee and the corporate practices committee. In addition, at an annual general ordinary shareholders’ meeting held on April 29, 2010, CEMEX, S.A.B. de C.V.’s shareholders approved the creation of the finance committee. In addition, at the annual general ordinary shareholders’ meeting held on March 26, 2015, CEMEX, S.A.B. de C.V.’s shareholders approved that the then existing corporate practices committee took over certain responsibilities of the then existing finance committee and changed its name to “corporate practices and finance committee.”

CEMEX, S.A.B. de C.V.’s audit committee is responsible for:

•	evaluating our internal controls and procedures, and identifying deficiencies;

•	following up with corrective and preventive measures in response to any non-compliance with our operation and accounting guidelines and policies;

•	evaluating the performance of our external auditors;

•	describing and valuing non-audit services performed by our external auditor;

•	reviewing CEMEX, S.A.B. de C.V.’s financial statements;

•	assessing the effects of any modifications to the accounting policies approved during any fiscal year;

•	overseeing measures adopted as a result of any observations made by CEMEX, S.A.B. de C.V.’s shareholders, directors, executive officers, employees or any third parties with respect to accounting, internal controls and internal and external audit, as well as any complaints regarding management irregularities, including anonymous and confidential methods for addressing concerns raised by employees; and

•	analyzing the risks identified by CEMEX, S.A.B. de C.V.’s independent auditors, accounting, internal control and process assessment areas.

CEMEX, S.A.B. de C.V.’s corporate practices committee and finance committee is responsible for:

•	evaluating the hiring, firing and compensation of CEMEX, S.A.B. de C.V.’s chief executive officer;

•	reviewing the hiring and compensation policies for CEMEX, S.A.B. de C.V.’s executive officers;

•	reviewing related party transactions;

•	reviewing policies regarding use of corporate assets;

•	reviewing unusual or material transactions;

•	evaluating waivers granted to our directors or executive officers regarding seizure of corporate opportunities; and

•	identifying, evaluating and following up on the operating risks affecting the company and its subsidiaries.

•	evaluating the company’s financial plans;

•	reviewing the company’s financial strategy and its implementation; and

•	evaluating mergers, acquisitions, review of market information and financial plans, including financing and related transactions.

Under CEMEX, S.A.B. de C.V.’s by laws and the Mexican securities market law, all members of the corporate practices and finance committee and the audit committee, including their presidents, are required to be independent directors. The president of the audit committee and the corporate practices and finance committee shall be appointed and removed from his or her position only by the general shareholders meeting, and the rest of the members may only be removed by a resolution of the general shareholders meeting or of the board of directors.

Set forth below are the names of the members of CEMEX, S.A.B. de C.V.’s current audit committee and corporate practices and finance committee. The terms of the members of the committees are indefinite. José Manuel Rincón Gallardo qualifies as an “audit committee financial expert” for purposes of the Sarbanes Oxley Act of 2002. See “Item 16A—Audit Committee Financial Expert.”

AUDIT COMMITTEE:

José Manuel Rincón Gallardo Purón	President
Roberto Luis Zambrano Villarreal
Rafael Rangel Sostmann
Francisco Javier Fernández Carbajal

CORPORATE PRACTICES AND FINANCE COMMITTEE:

Dionisio Garza Medina	President
Francisco Javier Fernández Carbajal
Rodolfo García Muriel
Armando Garza Sada

Compensation of CEMEX, S.A.B. de C.V.’s Directors and Members of Our Senior Management

For the year ended December 31, 2014, the aggregate amount of compensation we paid, or our subsidiaries paid, to all members of our board of directors, alternate members of our board of directors and senior managers, as a group, was approximately U.S.$68 million. Approximately U.S.$35 million of this amount was paid as base compensation, including approximately U.S.$7 million of a bonus pool to key executives based on our operating performance and U.S.$2 million to provide pension, retirement or similar benefits. In addition, approximately U.S.$33 million of the aggregate amount corresponds to stock-based compensation, including approximately U.S.$22 million related to the bonus pool to key executives based on our operating performance and approximately U.S.$4 million of compensation earned under the program that is linked to the fulfillment of certain performance conditions and that is payable through March 2015 to the then still active members of CEMEX, S.A.B. de C.V.’s board of directors and top management executives. During 2014, we issued approximately 61 million of CPOs to this group pursuant to the Restricted Stock Incentive Plan, or RSIP, described below under “—Restricted Stock Incentive Plan (RSIP).”

CEMEX, Inc. ESOP

As a result of the acquisition of CEMEX, Inc. (formerly Southdown, Inc.) in November 2000, we established a stock option program for CEMEX, Inc.’s executives to purchase CEMEX, S.A.B. de C.V.’s ADSs. The options granted under the program have a fixed exercise price in U.S. Dollars equivalent to the average market price of one ADS during a six-month period before the grant date and have a 10-year term. Twenty-five percent of the options vested annually during the first four years after their grant date. The options are covered using shares currently owned by our subsidiaries, thus potentially increasing stockholders’ equity and the number of shares outstanding. As of December 31, 2014, options to acquire 141,025 ADSs remained outstanding under this program. These options have a weighted average exercise price of approximately U.S.$1.91 per CPO, or U.S.$19.11 per ADS. As of December 31, 2014, the outstanding options under this program had a remaining tenure of approximately 0.5 years.

The November 2001 Voluntary Exchange Program

In November 2001, we implemented a voluntary exchange program to offer participants in our then existing stock option program new options in exchange for their existing options. The new options have an escalating strike price in U.S. Dollars increasing at a 7% annual rate. As of December 31, 2014, this program was totally vested.

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

On June 17, 2005, the closing CPO market price reached U.S.$8.50, and, as a result, all outstanding options subject to automatic exercise were automatically exercised and the annual payment to which holders of the remaining options were entitled was terminated. As of December 31, 2014, options to acquire 15,022,272 CPOs under this program were non-vested.

For accounting purposes under IFRS, as of December 31, 2014, we accounted for the options granted under the February 2004 voluntary exchange program by means of the fair value method through earnings. See notes 2S and 21 to our 2014 audited consolidated financial statements included elsewhere in this annual report.

Consolidated Employee Stock Option Information

Stock options activity during 2013 and 2014, the balance of options outstanding as of December 31, 2013 and 2014 and other general information regarding our stock option programs, is presented in note 21 to our 2014 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2014, the following employee stock options to purchase our securities were outstanding:

Title of security underlying options	Number of CPOs or CPO equivalents underlying options	Expiration Date	Range of exercise prices per CPO or CPO equivalent
CEMEX, Inc. ESOP	1,410,250	2015	U.S.$	1.6-1.9

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

Starting in 2009, we made additional changes to the mechanism for granting the RSIP, but the benefits remained the same as in previous years. First, CPOs are no longer purchased in the open market, but instead CEMEX, S.A.B. de C.V. issues new CPOs to cover the RSIP. Second, CEMEX, S.A.B. de C.V. now issues the RSIP in four blocks of 25% per year. The total number of CEMEX, S.A.B. de C.V. CPOs granted during 2014 was approximately 36 million, of which approximately 10 million were related to senior management and the board of directors. In 2014, approximately 61 million CPOs were issued, representing the first 25% of the 2014 program, representing the second 25% of the 2013 program, the third 25% of the 2012 program and the final 25% of the 2011 program. Of these 61 million CPOs, approximately 23 million corresponded to senior management and the board of directors. See note 25 to our consolidated financial statements included elsewhere in this annual report.

CEMEX Latam Employee stock-ownership plan

To better align CEMEX Latam’s executives’ interests with those of its stockholders, on January 16, 2013, CEMEX Latam’s board of directors approved, effective as of January 1, 2013, a long-term incentives plan available to eligible executives of CEMEX Latam, which consists of an annual compensation plan based on CEMEX Latam shares. The underlying shares in this long-term incentives plan, which are held in the CEMEX Latam’s treasury, and subject to certain restrictions, are delivered fully vested under each annual program over a service period of four years. During 2014, CEMEX Latam delivered 75,979 shares to eligible executives under this long-term incentives plan. The delivery of these shares are dilutive to CEMEX’s equity indirect interest in CEMEX Latam.

Employees

As of December 31, 2014, we had 44,241 employees worldwide, which represented an increase of approximately 3% from the total number of employees we had as of December 31, 2013. We reduced our headcount by approximately 22% as a result of the implementation of our global cost-reduction program since 2008, as part of our ongoing efforts to align our company with new market conditions, lower costs and increase our efficiency.

The following table sets forth the number of our full-time employees and a breakdown of their geographic location as of December 31, 2012, December 31, 2013 and December 31, 2014:

Location	2012	2013	2014
Mexico	11,108	11,064	11,412
United States	9,846	9,483	9,808
Northern Europe
United Kingdom	3,072	2,866	2,941
Germany	2,907	2,426	2,391
France	1,915	1,865	1,875
Rest of Northern Europe	3,299	2,893	2,811
The Mediterranean
Spain	1,798	1,652	1,670
Egypt	637	644	650
Rest of the Mediterranean	2,056	2,137	2,116
SAC
Colombia	2,157	2,732	3,132
Rest of SAC	3,911	4,147	4,297
Asia
Philippines	555	623	665
Rest of Asia	644	555	473

In Mexico, we have entered into collective bargaining agreements on a plant-by-plant basis, and such collective bargaining agreements are renewable on an annual basis with respect to salaries and on a biannual basis with respect to benefits. During 2014, we renewed more than 188 contracts with different labor unions in Mexico.

In the United States, approximately 28% of our employees are represented by unions, with the largest number being members of the International Brotherhood of Teamsters, the Laborers’ Union of North America, the International Brotherhood of Boilermakers and the International Union of Operating Engineers. We have entered into or are in the process of negotiating various collective bargaining agreements at many of our U.S. plants, which collective bargaining agreements have various expiration dates through December 15, 2020.

In Spain, (i) some of our employees in the cement business have company-specific collective bargaining agreements that are renewable every two to three years on a legal entity and business basis, and (ii) some of our employees in the ready-mix concrete, mortar, aggregates and transport sectors have industry-specific collective bargaining agreements.

In the United Kingdom, our cement manufacturing and cement logistics operations have collective bargaining agreements with the Unite union. The rest of our operations in the United Kingdom are not part of collective bargaining agreements; however, there are local agreements for consultation and employee representation with Unite union, and the GMB union.

In Germany, most of our employees work under collective bargaining agreements with the Industriegewerkschaft Bauen Agrar Umwelt—IG B.A.U. union. In addition, there are internal company agreements, negotiated between the workers council and the company itself.

In France, less than 5% of our employees are members of one of the five main unions. At least one representative from one of the five main unions is represented in our French subsidiaries, mainly in the following legal entities: Cemex Granulats, Cemex Bétones Nord Ouest, Cemex Bétons Ile de France, Cemex Bétons Centre & Ouest, Cemex Bétons Sud Est and Cemex Granulats Rhône Méditérranée. All agreements are negotiated with unions and non-union representatives elected in the local workers council (Comité d’Entreprise)

for periods of four years. The last elections took place in April 2014 and the next election will take place in 2018, except for Cemex Bétons Ile de France, whose last election took place in early 2015 and the next one will be in 2019.

In Egypt, approximately 100% of our employees in ACC are affiliated to ACC’s union (“ACC’s Union”), which is a member of Egypt’s General Union of Building Materials. ACC’s Union represents these employees in any collective negotiation, agreement or dispute.

In Israel, approximately 87% of our employees in Lime & Stone Production Company Ltd., one of our operating subsidiaries in Israel, or 26% of all of our employees in Israel, are represented by Histadrut, Israel’s largest labor union. These employees work under special collective bargaining agreements which are renewable on an annual basis with respect to salaries and benefits and every one or two years with respect to retirement and dismissal terms.

In the Philippines, approximately 36% of the cement operation employees of APO and Solid are members of either one of four labor unions that are affiliated with a national federation. Each labor union has a collective bargaining agreement with either APO or Solid. Each of the collective bargaining agreements has a term of five years, with the economic terms negotiated in the third and fifth years. We consider our relationships with the labor unions representing our employees in the Philippines to be satisfactory.

In Colombia, there are four regional sectionals of a single union that represents our employees at the Caracolito, Clemencia, Bucaramanga and Cúcuta cement plants and another union represents a minority group of employees of our logistics operations in Ibague. There are also collective agreements with non-union workers at the Santa Rosa cement plant, all ready-mix concrete and aggregates plants and all logistics operations in Colombia. We consider our relationships with labor unions representing our employees in Colombia to be satisfactory.

In Panama, approximately 63% of our workforce is member of a union named Sindicato de Trabajadores de Cemento Bayano (SITRACEB), which is a legal entity registered before the Panamanian Ministry of Labor. The union’s board of directors is elected every two to four years through a general voting process. The collective bargaining agreement that is currently in full force and effect was entered into in January 2011 and expires in December 2015.

Share Ownership

As of December 31, 2014, our senior management and directors and their immediate families owned, collectively, approximately 1.68% of CEMEX, S.A.B. de C.V.’s outstanding shares, including shares underlying stock options and restricted CPOs under our ESOPs. This percentage does not include shares held by the extended families of members of our senior management and directors, since, to the best of our knowledge, no voting arrangements or other agreements exist with respect to those shares. As of December 31, 2014, no individual director or member of our senior management beneficially owned one percent or more of any class of CEMEX, S.A.B. de C.V.’s outstanding capital stock and each such individual’s share ownership has not been previously disclosed to shareholders or otherwise made public.

Item 7—Major Shareholders and Related Party Transactions

Major Shareholders

The information contained in Amendment No. 3 to a statement on Schedule 13G filed with the SEC on January 22, 2015, stated that as of December 31, 2014, BlackRock beneficially owned 1,089,541,380 CPOs, representing 8.9% of CEMEX, S.A.B. de C.V.’s outstanding capital stock. As of December 31, 2014, BlackRock beneficially owned approximately 8.75% of CEMEX, S.A.B de C.V.’s outstanding capital stock. BlackRock does not have voting rights different from our other non-Mexican holders of CPOs. As required by CEMEX, S.A.B. de

C.V.’s by-laws, CEMEX, S.A.B. de C.V.’s board of directors is required to approve BlackRock beneficial ownership of CEMEX, S.A.B. de C.V.’s outstanding capital stock. Pursuant to the authorizations by Board of Directors, BlackRock is authorized to acquire up to 13% of capital stock.

As of March 31, 2015, CEMEX, S.A.B. de C.V.’s outstanding capital stock consisted of 25,000,473,290 Series A shares and 12,500,236,645 Series B shares, in each case including shares held by our subsidiaries. Additionally, at CEMEX, S.A.B. de C.V.’s 2014 ordinary shareholders meeting held on March 26, 2015, CEMEX, S.A.B. de C.V.’s shareholders approved the issuance of 1,000,018,398 Series A shares and 500,009,466 Series B shares to be allocated to shareholders on a pro rata basis pursuant to such approval. These shares are expected to become part of CEMEX, S.A.B. de C.V.’s outstanding capital stock on May 4, 2015.

As of March 31, 2015, a total of 24,952,241,934 Series A shares and 12,476,120,967 Series B shares outstanding were held by the CPO trust. Each CPO represents two Series A shares and one Series B share. A portion of the CPOs is represented by ADSs. Under the terms of the CPO trust agreement, non-Mexican holders of CPOs and ADSs have no voting rights with respect to the A shares underlying those CPOs and ADSs. All ADSs are deemed to be held by non-Mexican nationals. At every shareholders’ meeting, the A shares held in the CPO trust are voted as expressed by the shareholders representing the majority of the capital stock entitled to vote.

Other than BlackRock and the CPO trust, we are not aware of any person that is the beneficial owner of five percent or more of any class of CEMEX, S.A.B. de C.V.’s voting securities.

As of March 31, 2015, through CEMEX, S.A.B. de C.V.’s subsidiaries, we owned approximately 18.3 million CPOs, representing approximately 0.1% of CEMEX, S.A.B. de C.V.’s outstanding CPOs and approximately 0.1% of CEMEX, S.A.B. de C.V.’s outstanding voting stock. These CPOs are voted at the direction of our management. CEMEX, S.A.B. de C.V.’s voting rights over those CPOs are the same as those of any other CPO holder. As of the same date, we did not hold any CPOs in derivative instruments hedging expected cash flows of stock options exercises.

CEMEX, S.A.B. de C.V.’s provide that its board of directors must authorize in advance any transfer of voting shares of its capital stock that would result in any person’s, or group’s acting in concert, becoming a holder of 2% or more of CEMEX, S.A.B. de C.V.’s voting shares.

Mexican securities regulations provide that our majority-owned subsidiaries may neither directly or indirectly invest in CEMEX, S.A.B. de C.V.’s CPOs nor other securities representing CEMEX, S.A.B. de C.V.’s capital stock. The Mexican securities authority could require any disposition of the CPOs or of other securities representing our capital stock so owned and/or impose fines on us if it were to determine that the ownership of CEMEX, S.A.B. de C.V.’s CPOs or of other securities representing CEMEX, S.A.B. de C.V.’s capital stock by CEMEX, S.A.B. de C.V.’s subsidiaries, in most cases, negatively affects the interests of CEMEX, S.A.B. de C.V.’s shareholders. Notwithstanding the foregoing, the exercise of all rights pertaining to CEMEX, S.A.B. de C.V.’s CPOs or to other securities representing our capital stock in accordance with the instructions of CEMEX, S.A.B. de C.V.’s subsidiaries does not violate any provisions of CEMEX, S.A.B. de C.V.’s by-laws or the by-laws of its subsidiaries. The holders of these CPOs or of other securities representing CEMEX, S.A.B. de C.V.’s capital stock are entitled to exercise the same rights relating to their CPOs or their other securities representing CEMEX, S.A.B. de C.V.’s capital stock, including all voting rights, as any other holder of the same series.

As of March 31, 2015, we had 658 ADS holders of record, representing 4,660,927,180 CPOs, or approximately 37.29% of CEMEX, S.A.B. de C.V.’s outstanding capital stock as of such date.

Related Party Transactions

Mr. Lorenzo H. Zambrano Treviño, who passed away in May 2014, was chairman of CEMEX, S.A.B. de C.V.’s board of directors and Chief Executive Officer of CEMEX until he passed away, and was also a member of the board of directors of IBM until his passing. On July 30, 2012, we entered into a Master Professional Services Agreement with IBM pursuant to which, in the ordinary course of business, IBM provides CEMEX with business processes services and IT, including: data processing services (back office) in finance, accounting and human resources; as well as IT infrastructure services, support and maintenance of IT applications in the countries in which CEMEX operates.

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

From January 1, 2014 through the date of this annual report, we did not have any outstanding loans to any of our directors or members of senior management.

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

CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal years 2012, 2013 and 2014.

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

	CPOs(1)		ADSs
Calendar Period	High	Low	High	Low
Yearly
2010	16.16	9.59	12.60	7.46
2011	13.60	3.25	11.15	2.27
2012	12.93	7.00	10.14	4.94
2013	16.16	12.58	12.71	9.14
2014	18.50	14.32	14.36	9.66

Quarterly
2013
First quarter	15.55	12.59	12.47	9.83
Second quarter	15.41	12.58	12.71	9.14
Third quarter	16.16	13.33	12.53	10.17
Fourth quarter	15.43	13.05	11.86	9.81
2014
First quarter	17.97	14.96	13.51	11.44
Second quarter	18.50	15.93	14.36	12.08
Third quarter	17.75	16.40	13.64	12.35
Fourth quarter	17.55	14.32	13.05	9.66
2015
First quarter	15.60	12.97	10.44	8.73

Monthly
2014-2015
October	17.55	14.74	13.05	10.80
November	17.49	16.41	12.86	12.11
December	17.25	14.32	12.44	9.66
January	15.21	13.25	10.34	8.87
February	15.60	12.97	10.44	8.73
March	15.26	14.07	10.18	9.06
April(2)	15.40	14.28	10.29	9.37

Source: Based on data of the Mexican Stock Exchange and the NYSE.

(1)	As of December 31, 2014, approximately 99.78% of CEMEX, S.A.B. de C.V.’s outstanding share capital was represented by CPOs.
(2)	CPO and ADS prices are through April 20, 2015.

On April 20, 2015, the last reported closing price for CPOs on the Mexican Stock Exchange was Ps15.05 per CPO, and the last reported closing price for ADSs on the NYSE was U.S.$9.73 per ADS.

During 2014, (i) we did not have a market maker and (ii) there was no suspension of trading of (a) CEMEX, S.A.B. de C.V.’s CPOs on the Mexican Stock Exchange or (b) CEMEX, S.A.B. de C.V.’s ADSs on the New York Stock Exchange.

Item 10—Additional Information

Articles of Association and By-laws

General

Pursuant to the requirements of Mexican corporations law, CEMEX, S.A.B. de C.V.’s articles of association and by-laws (estatutos sociales), have been registered with the Mercantile Section of the Public Registry of Property and Commerce in Monterrey, Nuevo León, Mexico, under entry number 21, since June 11, 1920.

CEMEX, S.A.B. de C.V. is an operating and holding company engaged, directly or indirectly, through its operating subsidiaries, primarily in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates, clinker and other construction materials throughout the world. CEMEX, S.A.B. de C.V.’s corporate purpose can be found in article 2 of CEMEX, S.A.B. de C.V.’s by-laws.

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

On September 15, 1999, CEMEX, S.A.B. de C.V.’s shareholders approved a stock split, and for every one of CEMEX, S.A.B. de C.V.’s shares of any series, CEMEX, S.A.B. de C.V. issued two Series A shares and one Series B share. Concurrently with this stock split, CEMEX, S.A.B. de C.V. also consummated an exchange offer to exchange new CPOs and new ADSs representing the new CPOs for CEMEX, S.A.B. de C.V.’s then existing A shares, B shares and ADSs, and converted CEMEX, S.A.B. de C.V.’s then existing CPOs into the new CPOs.

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

At a general extraordinary shareholders’ meeting held on April 28, 2005, CEMEX, S.A.B. de C.V.’s shareholders approved a two-for-one stock split, which became effective on July 1, 2005. In connection with this stock split, each of CEMEX, S.A.B. de C.V.’s existing Series A shares was surrendered in exchange for two new Series A shares, and each of CEMEX, S.A.B. de C.V.’s existing Series B shares was surrendered in exchange for two new Series B shares. Concurrent with this stock split, we authorized the amendment of the CPO trust agreement pursuant to which CEMEX, S.A.B. de C.V.’s CPOs are issued to provide for the substitution of two new CPOs for each of CEMEX, S.A.B. de C.V.’s existing CPOs, with each new CPO representing two new Series A shares and one new Series B share. The number of CEMEX, S.A.B. de C.V.’s existing ADSs did not change as a result of the stock split. Instead, the ratio of CPOs to ADSs was modified so that each existing ADS represented ten new CPOs following the stock split and the CPO trust amendment.

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

Under the new Mexican securities market law, CEMEX, S.A.B. de C.V. was required to adopt specific amendments to its by-laws within 180 days of the effective date of the new law. Following approval from CEMEX, S.A.B. de C.V.’s shareholders at its 2005 annual general extraordinary shareholders’ meeting held on April 27, 2006, CEMEX, S.A.B. de C.V. amended and restated its by-laws to incorporate these amendments. The amendments to CEMEX, S.A.B. de C.V.’s by-laws became effective on July 3, 2006. The most significant of these amendments were as follows:

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

On September 4, 2009, CEMEX, S.A.B. de C.V. held an extraordinary shareholders’ meeting in which its shareholders approved an increase in the variable portion of its capital stock of up to 4.8 billion shares (equivalent to 1.6 billion CPOs or 160 million ADSs). Pursuant to the resolution approved by CEMEX, S.A.B. de C.V.’s shareholders, the subscription and payment of the new shares represented by CPOs may occur through a public offer of CPOs and/or issuance of convertible bonds within a period of 24 months. On September 28, 2009, CEMEX, S.A.B. de C.V. sold a total of 1,495,000,000 CPOs, directly or in the form of ADSs, in a global offering for approximately U.S.$1,782 billion in net proceeds. On November 11, 2009, CEMEX, S.A.B. de C.V. launched an exchange offer in México, in transactions exempt from registration pursuant to Regulation S under the Securities Act, directed to holders of CBs, in order to exchange such CBs for the November 2019 Mandatory Convertible Mexican Peso Notes. Pursuant to the exchange offer, on December 10, 2009, CEMEX, S.A.B. de C.V. issued approximately Ps4.1 billion (approximately U.S.$334 million at the Mexican Peso/U.S. Dollar CEMEX accounting rate on December 31, 2010) in November 2019 Mandatory Convertible Mexican Peso Notes in exchange for CBs. On March 30, 2010, CEMEX, S.A.B. de C.V.’s closed the offering of U.S.$715 million aggregate principal amount of its March 2015 Optional Convertible Subordinated U.S. Dollar Notes.

On February 24, 2011, CEMEX, S.A.B. de C.V. held an extraordinary shareholders’ meeting in which its shareholders approved an increase in the variable portion of its capital stock of up to 6 billion shares (equivalent to 2 billion CPOs or 200 million ADSs). Pursuant to the resolution approved by CEMEX, S.A.B. de C.V.’s shareholders, the subscription and payment of the new shares represented by CPOs may occur through a public offer of CPOs and/or issuance of convertible bonds and, until then, these shares will be kept in our treasury. In addition, on February 24, 2011, CEMEX, S.A.B. de C.V. held its annual general ordinary shareholders’ meeting in which its shareholders approved an increase in the variable portion of its capital stock of up to 60 million shares (equivalent to 20 million CPOs or 2 million ADSs). These shares will be kept in CEMEX, S.A.B. de

C.V.’s treasury and will be used to preserve the rights of note holders pursuant to the issuance of convertible notes. On March 15, 2011, CEMEX, S.A.B. de C.V.’s closed the offering of U.S.$1,667,500,000 aggregate principal amount of its March 2016 and March 2018 Optional Convertible Subordinated Notes.

On March 20, 2014, CEMEX, S.A.B. de C.V. held its 2013 annual general ordinary shareholders’ meeting in which its shareholders approved, among other items, (i) an increase in the variable portion of CEMEX, S.A.B. de C.V.’s capital stock of up to 1,404,099,228 shares (equivalent to 468,033,076 CPOs or approximately 46.8 million ADSs) paid with a charge to retained earnings; (ii) an increase in the variable portion of CEMEX, S.A.B. de C.V.’s capital stock through the issuance of up to 387 million shares (equivalent to 129 million CPOs or 12.9 million ADSs), such shares to be kept in CEMEX, S.A.B. de C.V.’s treasury and to be used to preserve the rights of note holders pursuant to the outstanding November 2019 Mandatory Convertible Mexican Peso Notes, and the March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes; and (iii) a reduction in the variable portion of CEMEX, S.A.B. de C.V.’s capital stock through the cancellation of 6,219,606 shares (equivalent to approximately 2 million CPOs or approximately 200,000 ADSs).

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

On March 26, 2015, CEMEX, S.A.B. de C.V. held its 2014 annual general ordinary shareholders’ meeting in which its shareholders approved, among other items, (i) an increase in the variable portion of CEMEX, S.A.B. de C.V.’s capital stock through the issuance of up to 1,500,028,398 shares (equivalent to 500,009,466 CPOs or approximately 50.0 million ADSs), paid with a charge to retained earnings; and (ii) an increase in the variable portion of CEMEX, S.A.B. de C.V.’s capital stock through the issuance of up to 297,000,000 shares (equivalent to 99 million CPOs or 9.9 million ADSs), such shares to be kept in CEMEX, S.A.B. de C.V.’s treasury and to be used to preserve the rights of note holders pursuant to the outstanding November 2019 Mandatory Convertible Mexican Peso Notes, and the March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes.

In addition, on March 26, 2015, CEMEX, S.A.B. de C.V. held an extraordinary shareholders’ meeting at which its shareholders approved, among other items, (i) changes to CEMEX, S.A.B. de C.V.’s by-laws, incorporating additional provisions and removing some restrictions. The changes, among other items, are the following: extend CEMEX, S.A.B. de C.V.’s corporate existence for an indefinite period of time; adopt the electronic system established by the Ministry of Economy (Secretaría de Economía) for the publication of notices and other legal matters; remove a redundancy in minority rights; adopt additional considerations that CEMEX, S.A.B. de C.V.’s board of directors shall consider in order to authorize purchases of 2% or more of shares and adopt provisions to improve corporate governance with respect to the presidency at shareholders meetings and corporate bodies; separation of the roles of chairman of the board and chief executive officer; include the possibility of electing an alternate secretary of the board of directors; authorization to prepare CEMEX, S.A.B. de C.V.’s restated by-laws and to exchange and cancel the share certificates that represent CEMEX, S.A.B. de C.V.’s currently outstanding capital.

CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal years 2012, 2013 and 2014. See “Item—8 Financial Information—Dividends” for a description of CEMEX, S.A.B. de C.V.’s policy on dividend distributions and dividend restrictions.

At each of CEMEX, S.A.B. de C.V.’s 2012, 2013 and 2014 annual general ordinary shareholders’ meetings, held on March 21, 2013, March 20, 2014 and March 26, 2015, respectively, CEMEX, S.A.B. de C.V.’s shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to each such recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 437.4 million CPOs, approximately 468 million CPOs and approximately 500 million CPOs were allocated to shareholders on a pro-rata basis in connection with the 2012, 2013 and 2014 recapitalizations, respectively. In each case, CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares.

As of December 31, 2014, CEMEX, S.A.B. de C.V.’s common stock was represented as follows:

	2014
Shares[1]	Series A2	Series B3
Subscribed and paid shares	24,913,159,536	12,456,579,768
Unissued shares authorized for stock compensation programs	933,604,310	466,802,155
Shares that guarantee the issuance of convertible securities[4]	5,658,760,600	2,829,380,300
Shares authorized for the issuance of stock or convertible securities[5]	—	—

	31,505,524,446	15,752,762,223

(1)	As of December 31, 2014, 13,068,000,000 shares correspond to the fixed portion, and 34,190,286,669 shares correspond to the variable portion.
(2)	Series “A” or Mexican shares must represent at least 64% of CEMEX’s capital stock.
(3)	Series “B” or free subscription shares must represent at most 36% of CEMEX’s capital stock.
(4)	Shares that guarantee the conversion of the November 2019 Mandatory Convertible Mexican Peso Notes, the March 2015 Optional Convertible Subordinated U.S. Dollar Notes and March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes.
(5)	Shares authorized for the issuance of stock through a public offer or through the issuance of convertible securities.

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

CEMEX, S.A.B. de C.V.’s by-laws provide that, subject to certain exceptions, shareholders have preemptive rights with respect to the class and in proportion to the number of shares of our capital stock they hold, in connection with any capital increase in the number of outstanding A shares, B shares, or any other existing series of shares, as the case may be. Subject to certain requirements: (i) under article 53 of the Mexican securities market law, this preemptive right to subscribe is not applicable to increases of CEMEX, S.A.B. de C.V.’s capital through public offers; and (ii) under article 210 bis of the General Law of Negotiable Instruments and Credit Operations (Ley General de Títulos y Operaciones de Crédito), this preemptive right to subscribe is not applicable when issuing shares under convertible notes. Preemptive rights give shareholders the right, upon any issuance of shares by us, to purchase a sufficient number of shares to maintain their existing ownership percentages. Preemptive rights must be exercised within the period and under the conditions established for that purpose by the shareholders, and CEMEX, S.A.B. de C.V.’s by-laws and applicable law provide that this period must be 15 days following the publication of the notice of the capital increase through the electronic system established by the Ministry of Economy (Secretaría de Economía) or, in its absence, in the Official Gazette of the State of Nuevo León (Periódico Oficial del Estado de Nuevo León) or in any major newspaper published and distributed in the city of Monterrey, Nuevo León, México.

Holders of ADSs that are U.S. persons or are located in the United States may be restricted in their ability to participate in the exercise of such pre-emptive rights. See “Item 3—Key Information—Risk Factors—Preemptive rights may be unavailable to ADS holders.”

Pursuant to CEMEX, S.A.B. de C.V.’s by-laws, significant acquisitions of shares of CEMEX, S.A.B. de C.V.’s capital stock and changes of control of CEMEX, S.A.B. de C.V. require prior approval from CEMEX, S.A.B. de C.V.’s board of directors. CEMEX, S.A.B. de C.V.’s board of directors must authorize in advance any transfer of, or creation of any encumbrance or lien on, voting shares of CEMEX, S.A.B. de C.V.’s capital stock that would result in any person or group becoming a holder of 2% or more of CEMEX, S.A.B. de C.V.’s shares. CEMEX, S.A.B. de C.V.’s board of directors shall consider the following when determining whether to authorize such transfer of voting shares: a) the type of investors involved; b) if stock prices may be affected or if the number of CEMEX, S.A.B. de C.V.’s shares outstanding would be reduced in such way that marketability may be affected; c) whether the acquisition would result in the potential acquirer exercising a significant influence or being able to obtain control; d) whether all applicable rules and CEMEX, S.A.B. de C.V.’s by-laws have been observed by the potential acquirer; e) whether the potential acquirers are our competitors or are persons or legal entities participating in companies, entities or persons that are or competitors and whether there is a risk of affecting market competition, or the potential acquirers could have access to confidential and privileged information; f) the morality and economic solvency of the potential acquirers; g) the protection of minority rights and the rights of our employees; and h) whether an adequate base of investors would be maintained. If CEMEX, S.A.B. de C.V.’s board of directors denies the authorization, the transfer had been authorized on the basis of false or incorrect information or information had been withheld, or the requirements established in CEMEX, S.A.B. de C.V.’s by-laws are not complied with, the persons involved in the transfer shall not be entitled to exercise the voting rights corresponding to the transferred shares, and such shares shall not be taken into account for the determination of the quorums of attendance and voting at shareholders’ meetings, nor shall the transfers be recorded in our share registry and the registry undertaken by S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V., or Indeval, the Mexican securities depositary, shall not have any effect.

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

CEMEX, S.A.B. de C.V.’s by-laws require the stock certificates representing shares of its capital stock to make reference to the provisions in its by-laws relating to the prior approval of the CEMEX, S.A.B. de C.V. board of directors for significant share transfers and the requirements for recording share transfers in its share registry. In addition, shareholders are responsible for informing CEMEX, S.A.B. de C.V. within five business days whenever their shareholdings exceed 5%, 10%, 15%, 20%, 25% and 30% of CEMEX, S.A.B. de C.V.’s capital stock. If a person acquires beneficial ownership (within the meaning of Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1934) of 20% or more in voting power of the outstanding voting stock of CEMEX, S.A.B. de C.V., a change of control will be deemed to have occurred under the Facilities Agreement and other debt agreements of CEMEX; provided that the acquisition of beneficial ownership of capital stock of CEMEX, S.A.B. de C.V. by Rogelio Zambrano Lozano or any member of his immediate family shall not constitute a change of control as described herein.

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

CEMEX, S.A.B. de C.V.’s board of directors shall prepare and disclose to the public through the Mexican Stock Exchange, within ten business days after the day the public offer begins, and after consulting the corporate practices and finance committee, its opinion regarding the price of the offer and any conflicts of interests that each of its members may have regarding such offer. This opinion may be accompanied by an additional opinion issued by an independent expert that we may hire.

Following the cancellation of CEMEX, S.A.B. de C.V.’s registration with the Mexican securities registry, it must place in a trust set up for that purpose for a six-month period an amount equal to that required to purchase the remaining shares held by investors who did not participate in the offer.

Shareholders’ Meetings and Voting Rights

Shareholders’ meetings may be called by:

•	CEMEX, S.A.B. de C.V.’s board of directors or the corporate practices and finance committee or the audit committee;

•	shareholders representing at least 10% of outstanding and fully paid shares, by requesting that it to the chairman of CEMEX, S.A.B. de C.V.’s board of directors or CEMEX, S.A.B. de C.V.’s corporate practices and finance committee and audit committee;

•	any shareholder (i) if no meeting has been held for two consecutive years or when the matters referred to in Article 181 of the Mexican corporations law have not been dealt with, or (ii) when, for any reason, the required quorum for valid sessions of the corporate practices and finance committee and audit committee was not reached and the board of directors failed to make the appropriate provisional appointments; or

•	a Mexican court of competent jurisdiction, in the event CEMEX, S.A.B. de C.V.’s board of directors or the corporate practices and finance committee and audit committee do not comply with the valid shareholders’ request described above.

Notice of shareholders’ meetings must be published through the electronic system established by the Ministry of Economy (Secretaría de Economía) or, in its absence, in the Official Gazette of the State of Nuevo León (Periódico Oficial del Estado de Nuevo León), Mexico or in any major newspaper published and distributed in the city of Monterrey, Nuevo León, Mexico. The notice must be published at least 15 days prior to the date of any shareholders’ meeting. Consistent with Mexican law, CEMEX, S.A.B. de C.V.’s by-laws further require that all information and documents relating to the shareholders’ meeting be available to shareholders from the date the notice of the meeting is published.

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

An annual general ordinary shareholders’ meeting must be held during the first four months after the end of each of CEMEX, S.A.B. de C.V.’s fiscal year to consider the approval of a report of its board of directors regarding CEMEX, S.A.B. de C.V.’s performance and its financial statements for the preceding fiscal year and to determine the allocation of profits from the preceding year. In addition, CEMEX, S.A.B. de C.V.’s annual general ordinary shareholders’ meeting must:

•	review the annual reports of CEMEX, S.A.B. de C.V.’ corporate practices and finance committee and audit committee, its chief executive officer, and its board of directors;

•	elect, remove, or substitute the members of CEMEX, S.A.B. de C.V.’s board of directors;

•	determine the level of independence of the members of CEMEX, S.A.B. de C.V.’s board of directors;

•	elect or remove the chairman of CEMEX, S.A.B. de C.V.’s audit and corporate practices and finance committees;

•	approve any transaction that represents 20% or more of CEMEX, S.A.B. de C.V. consolidated assets; and

•	resolve any issues not reserved for extraordinary shareholders’ meetings.

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

Under CEMEX, S.A.B. de C.V.’s by-laws, shareholders representing 5% or more of its outstanding capital stock may initiate actions exclusively on behalf of CEMEX, S.A.B. de C.V. against members of its board of directors, its corporate practices and finance committee and audit committee, its chief executive officer, or any relevant executives, for breach of their duty of care or duty of loyalty to shareholders or for committing illicit acts or activities. The only requirement is that the claim covers all of the damage alleged to have been caused to us or any entities on which we have a significant influence and not merely the damage suffered by the plaintiffs. Actions initiated on these grounds have a five-year statute of limitations from the day of the act or action that caused the damage.

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

You may find additional information in the corporate governance section of our website (www.cemex.com), or you may contact our investment relations team, by writing to or telephoning us as follows:

CEMEX, S.A.B. de C.V.

Avenida Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265.

Attn: Eduardo Rendón

Telephone: +52 81 8888-4292

Email: eduardo.rendon@cemex.com

Material Contracts

On March 14, 2006, CEMEX, S.A.B. de C.V. registered a Ps5 billion revolving promissory note program (programa dual revolvente de certificados bursátiles) with the Mexican securities authority. CEMEX, S.A.B. de C.V. has subsequently increased the authorized amount under this program. On March 31, 2011, we received authorization from the Mexican securities authority for a Ps10 billion revolving promissory note program, which authorization is valid until March 31, 2016.

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

For a description of the material terms relating to the November 2019 Mandatory Convertible Mexican Peso Notes, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—November 2019 Mandatory Convertible Mexican Peso Notes.”

For a description of the material terms relating to the March 2015 Optional Convertible Subordinated U.S. Dollar Notes and the March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Convertible Subordinated Notes.”

For a description of the material terms relating to the Credit Agreement and the Facilities Agreement, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness.” In connection with our entry into the Facilities Agreement, we also entered into the related Ancillary Agreement, dated as of September 17, 2012, Irrevocable Administration Trust Agreement, dated as of September 17, 2012, USPP Note Purchase Agreement, dated as of September 17, 2012 and USPP Note Guarantee, dated as of September 17, 2012, as well as the Intercreditor Agreement, dated as of September 17, 2012, as amended on October 31, 2014, Dutch law Share Pledge, dated as of September 17, 2012, Swiss law Share Pledge, dated as of September 17, 2012, Spanish law Share Pledge, dated as of November 8, 2012, and Mexican law Security Trust Agreement, dated as of September 17, 2012, relating to the Collateral.

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

As a result of the enactment of certain tax provisions in Mexico, as of January 1, 2014, dividends in cash from identified pre-tax retained earnings generated after January 1, 2014 will be subject to a 10% withholding tax. This tax is considered as a definitive payment.

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

U.S. Federal Income Tax Considerations

General

The following is a summary of certain U.S. federal income tax consequences relating to the ownership and disposition of CEMEX, S.A.B. de C.V.’s CPOs and ADSs.

This summary is based on provisions of the U.S. Internal Revenue Code, or the Code, of 1986, as amended, U.S. Treasury regulations promulgated under the Code, and administrative rulings, and judicial interpretations of the Code, all as in effect on the date of this annual report and all of which are subject to change, possibly retroactively. This summary is limited to U.S. Shareholders (as defined below) who hold our ADSs or CPOs, as the case may be, as capital assets. This summary does not discuss all aspects of U.S. federal income taxation that may be important to an investor in light of its individual circumstances, for example, an investor subject to special tax rules (e.g., banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, expatriates, tax-exempt investors, persons who own 10% or more of our voting stock, or holders whose functional currency is not the Dollar or U.S. Shareholders who hold a CPO or an ADS as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction” or other integrated investment, or as other than a capital asset). In addition, this summary does not address any aspect of state, local or foreign taxation.

For purposes of this summary, a “U.S. Shareholder” means a beneficial owner of CPOs or ADSs, who is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation that is created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons are authorized to control all substantial decisions or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including any entity arrangement treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of CPOs or ADSs, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership that is the beneficial owner of CPOs or ADSs should consult its tax advisor regarding the associated tax consequences.

U.S. Shareholders should consult their tax advisors as to the particular tax consequences to them under United States federal, state and local, and foreign laws relating to the ownership and disposition of CEMEX, S.A.B. de C.V.’s CPOs and ADSs.

Ownership of CPOs or ADSs in general

In general, for U.S. federal income tax purposes, U.S. Shareholders who own ADSs will be treated as the beneficial owners of the CPOs represented by those ADSs, and each CPO will represent a beneficial interest in two series A shares and one series B share.

Taxation of distributions with respect to CPOs and ADSs

A distribution of cash or property with respect to the series A shares or series B shares represented by CPOs, including CPOs represented by ADSs, generally will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will be includible in the gross income of a U.S. Shareholder as foreign source “passive” income on the date the distribution is received by the CPO trustee or successor thereof. Any such dividend will not be eligible for the dividends-received deduction allowed to corporate U.S. Shareholders. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Shareholder’s adjusted tax basis in the CPOs or ADSs, as applicable, and thereafter as capital gain.

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

Dividend income is generally taxed as ordinary income. However, “qualified dividend income” received by U.S. Shareholders that are individuals (as well as certain trusts and estates) is generally eligible for preferential

U.S. federal income tax rates, provided that certain holding period requirements are met). “Qualified dividend income” includes dividends paid on shares of “qualified foreign corporations” if, among other things: (i) the shares of the foreign corporation are readily tradable on an established securities market in the United States, or (ii) the foreign corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program.

We believe that we are a “qualified foreign corporation” because (i) the ADSs trade on the New York Stock Exchange and (ii) we are eligible for the benefits of the comprehensive income tax treaty between Mexico and the United States which includes an exchange of information program. Accordingly, we believe that any dividends we pay should constitute “qualified dividend income” for U.S. federal income tax purposes. We cannot assure you, however, that we will continue to be considered a “qualified foreign corporation” and that our dividends will continue to be “qualified dividend income.”

Taxation of capital gains on disposition of CPOs or ADSs

The sale, exchange, redemption, or other disposition of CPOs or ADSs will result in the recognition of gain or loss by a U.S. Shareholder for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Shareholder’s tax basis in the CPOs or ADSs, as applicable. Such gain or loss will be long-term capital gain or loss if the U.S. Shareholder’s holding period for the CPOs or ADSs exceeds one year at the time of disposition. Long-term capital gain recognized by a U.S. Shareholder that is an individual (as well as certain trusts and estates) upon the sale or exchange of CPOs or ADSs is generally eligible for preferential U.S. federal income tax rates. The deduction of capital losses is subject to limitations. Gain from the disposition of CPOs or ADSs generally will be treated as a U.S. source for foreign tax credit purposes; losses will generally be allocated against U.S. source income. Deposits and withdrawals of CPOs by U.S. Shareholders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

Depositary Payments for the year ended December 31, 2014

In 2014, we received approximately U.S.$1,784,828.31 (after applicable U.S. taxes) from our Depositary Bank, Citibank, N.A., to reimburse us for contributions towards our investor relations activities (including but not limited to investor meetings, conferences, and fees to investor relations service vendors), and other miscellaneous expenses related to the listing of our ADSs on the NYSE.

PART II

Item 13—Defaults, Dividend Arrearages and Delinquencies

None.

Item 14—Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15—Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Executive Vice President of Finance and Administration, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report, and has concluded that our disclosure controls and procedures were effective as of December 31, 2014.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). Under the supervision and with the participation of our management, including our Chief Executive Officer and principal financial and accounting officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2014.

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

Changes in Internal Control Over Financial Reporting

We have not identified changes in our internal control over financial reporting during 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16—[RESERVED]

Item 16A—Audit Committee Financial Expert

Our board of directors has determined that it has at least one “audit committee financial expert” (as defined in Item 16A of Form 20-F) serving on its audit committee. Mr.  José Manuel Rincón Gallardo meets the requisite qualifications.

Item 16B—Code of Ethics

We have adopted a written code of ethics that applies to all employees, including our principal executive officer, principal financial officer and principal accounting officer, to ensure that all of our employees abide by the same high standards of conduct in their daily interactions.

Our code of ethics provides the following main guidelines:

(i) Our purpose, mission and values: we look to build a better future through the creation of sustainable value by providing industry-leading products and solutions to satisfy the construction needs of our customers;

(ii) Our people and human rights: we believe our employees give us a competitive advantage; we foster an encouraging environment for individual growth acting pursuant to our principles and values;

(iii) Customer relations and fair dealing: we work to be our customers’ best option and, to that end, conduct our business dealings fairly and professionally, and supply top-quality services and products as agreed with our customers; we and our employees make every possible effort to act in an innovative and proactive manner, exceeding our customers’ expectations and anticipating their needs in order to ensure long and mutually beneficial relationships;

(iv) Supplier relations and fair dealing: our success depends on supplier relationships that are built on trust and mutual benefit; we try to always manage our supplier relationships with honesty, respect and integrity, offering equal opportunities to all parties;

(v) Government relations: our operations require a wide range of interactions with government agencies in many countries; these agencies may act as regulators, customers, suppliers, stockholders and/or promoters; we try to always conduct our interactions with these agencies consistent with our principles and values, with particular emphasis on honesty and respect;

(vi) Community relations: we are committed to promoting and contributing to the development of our communities by preserving the environment, fostering mutually beneficial relationships and maintaining open lines of communication;

(vii) Antitrust compliance: we are dedicated to conducting all of our business activities with the highest ethical standards; compliance with applicable laws, including antitrust legislation, is a fundamental part of our corporate values; we operate in many countries and are subject to different antitrust laws and regulations; therefore, our country managers must ensure that all of our business activities conform to local laws and regulations, and to our own policies;

(viii) Anti-bribery: we reject all forms of corruption; paying or receiving bribes is illegal and highly unethical, and can lead to severe consequences for all parties involved, including jail for individuals and harsh penalties to our company; we are committed to conducting our business with transparency and integrity, and try to ensure that all transactions comply with anti-bribery laws, including requirements to maintain complete and accurate books and records;

(ix) Preventing money laundering: we prohibit money laundering, understood as any transaction or series thereof undertaken to conceal the true origin of illicit funds or making them look as they have been obtained from legitimate activities;

(x) Conflicts of interest and corporate opportunities. our employees, officers and directors have an obligation to conduct themselves in an honest and ethical manner and to act in our best interest; our employees, officers and directors must avoid situations that present or could present a potential or actual conflict between their interests and our interests;

(xi) Gifts, services and other courtesies: we, our employees, officers and directors may not accept or give courtesies of any kind that may compromise, or appear to compromise, decision-making on current or future negotiations; it is forbidden to seek or condition a negotiation on any kind of gift, service or courtesy;

(xii) Environmental responsibility: managing our environmental footprint is an integral part of our business philosophy and, therefore, we are fully committed to carrying out our business activities in an environmentally responsible and sustainable manner to minimize the environmental implications of our activities;

(xiii) Political contributions and activities: we acknowledge and respect the right of our employees to participate in activities external to the company, such as politics, provided that they are legal and do not interfere with the employees’ duties and responsibilities or in any way involve the company;

(xiv) Health and safety in the workplace: we give highest priority to preventing incidents and safeguarding the health and safety of our workforce and are fully committed to carrying out our business activities in a safe and efficient manner to care for the well-being of all those on our sites and those who may be impacted by our activities;

(xv) Confidential information: our employees must administer and handle confidential information in a responsible, safe, objective and legal manner;

(xvi) Financial controls and records: we seek to build credibility and trust with our stakeholders and try to communicate effectively with them so that they are provided with full and accurate information about our financial condition and results of operations; consequently, our employees, officers and directors must ensure, within the scope of their responsibilities and duties, that our financial records are accurate and our financial controls effective; we must also ensure that our reports and documents filed with or submitted to securities regulators, as well as all other public communications, include full, fair, accurate, timely and understandable disclosure; and

(xvii) Preservation of assets: the proper use and preservation of our tangible and intangible assets are essential to fulfill our mission.

We ensure awareness and enforcement of our code of ethics through our ethics committees, training programs, and secured internal communications channels. We periodically evaluate and update the provisions of our code of ethics.

You may view our code of ethics in the corporate governance section of our website (www.cemex.com), or you may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

CEMEX, S.A.B. de C.V.

Avenida Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265.

Attn: Luis Hernández

Telephone: +52 81 8888-8888

Item 16C—Principal Accountant Fees and Services

Audit Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps194 million in fiscal year 2014 in connection with the professional services rendered for the audit of our annual financial statements and services normally provided by them relating to statutory and regulatory filings or engagements. In fiscal year 2013, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps198 million for these services.

Audit-Related Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps10 million in fiscal year 2014 for assurance and related services reasonably related to the performance of our audit. In fiscal year 2013, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps8 million for audit-related services.

Tax Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps11 million in fiscal year 2014 for tax compliance, tax advice and tax planning. In fiscal year 2013, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps14 million for tax-related services.

All Other Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us Ps27 million in fiscal year 2014 for products and services other than those comprising audit fees, audit-related fees and tax fees. In fiscal year 2013, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps26 million for products and services in this category. These fees relate mainly to services provided by KPMG to us with respect to our due diligence activities around the world.

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

During 2014, there were no services provided to us by our external auditors that were performed pursuant to the de minimis exception.

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

CEMEX’s corporate governance practices are governed by its by-laws, by the corporate governance provisions set forth in the Ley del Mercado de Valores (the “Mexican Securities Market Law”), the Circular de Emisoras (the “Mexican Regulation for Issuers”) issued by the Comisión Nacional Bancaria y de Valores (the “Mexican Banking and Securities Commission”) and the Reglamento Interior de la Bolsa Mexicana de Valores (the “Mexican Stock Exchange Rules”) (the Mexican Securities Market Law, the Mexican Regulation for Issuers and the Mexican Stock Exchange Rules, collectively the “Mexican Laws and Regulations”), and by applicable U.S. securities laws. CEMEX is also subject to the rules of the NYSE to the extent they apply to foreign private issuers. Except for those specific rules, foreign private issuers are permitted to follow home country practice in lieu of the provisions of Section 303A of the LCM.

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

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE
303A.01

Listed companies must have a majority of independent directors.	Pursuant to the Mexican securities market law, CEMEX, S.A.B. de C.V. is required to have a board of directors with a maximum of 21 members, 25% of whom must be independent. Determination as to the independence of CEMEX, S.A.B. de C.V.’s directors is made upon their election by CEMEX, S.A.B. de C.V.’s shareholders at the corresponding meeting. Currently, CEMEX, S.A.B. de C.V.’s Board of Directors has 13 members, of which more than 25% are independent under the Mexican Securities Market Law.

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
303A.03

Non-management directors must meet at regularly executive sessions without management.	Under CEMEX, S.A.B. de C.V.’s by-laws and the Mexican Laws and Regulations, our non-management and independent directors are not required to meet in executive sessions. Our Board of Directors must meet at least once every three months.
303A.04

Listed companies must have a nominating/corporate governance committee composed of independent directors.

Under CEMEX, S.A.B. de C.V.’s by-laws and the Mexican Laws and Regulations, we are not required to have a nominating committee. We do not have such a committee.

Our Corporate Practices and Finance Committee operates pursuant to the provisions of the Mexican securities market law and CEMEX, S.A.B. de C.V.’s by-laws. Our Corporate Practices and Finance Committee is composed of 4 independent directors.

Our Corporate Practices and Finance Committee is responsible for evaluating the performance of our executive officers; reviewing related party transactions; reviewing the compensation paid to executive officers; evaluating any waivers granted to directors or executive officers for their taking of corporate opportunities; and carrying out the activities described under Mexican law.

Our Corporate Practices and Finance Committee meets as required by CEMEX, S.A.B. de C.V.’s by-laws and by the Mexican Laws and Regulations.

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE
303A.05

Listed companies must have a compensation committee composed of independent directors. Compensation committee members must satisfy additional independence requirements specific to compensation committee membership.	Under CEMEX, S.A.B. de C.V.’s by-laws and the Mexican Laws and Regulations, we are not required to have a compensation committee. We do not have such committee.

303A.06

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

CEMEX, S.A.B. de C.V.’s Audit Committee operates pursuant to the provisions of the Mexican Securities Market Law and CEMEX, S.A.B. de C.V.’s by-laws.

CEMEX, S.A.B. de C.V.’s Audit Committee is composed of 4 members. According to CEMEX, S.A.B. de C.V.’s by-laws, all of the members must be independent.

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

CEMEX, S.A.B. de C.V.’s Audit Committee meets as required by CEMEX, S.A.B. de C.V.’s by-laws and by the Mexican Laws and Regulations.

303A.09

Listed companies must adopt and disclose corporate governance guidelines.	Under CEMEX, S.A.B. de C.V.’s by-laws and the Mexican Laws and Regulations, we are not required to adopt corporate governance guidelines, but, on an annual basis, we file a report with the Mexican Stock Exchange regarding our compliance with the Mexican Code of Best Corporate Practices.

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE
303A.10

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	CEMEX, S.A.B. de C.V. has adopted a written code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer.

Equity compensation plans

Equity compensation plans require shareholder approval, subject to limited exemptions.	Shareholder approval is not expressly required under CEMEX, S.A.B. de C.V.’s by-laws for the adoption and amendment of an equity compensation plan. However, on our annual shareholders’ meeting held on February 23, 2012, CEMEX, S.A.B. de C.V.’s shareholders resolved to extend our current stock program for our employees, officers and administrators until December 31, 2018.

Item 16H—Mine Safety Disclosure

The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 15.1 to this annual report on Form 20-F.

PART III

Item 17—Financial Statements

Not applicable.

Item 18—Financial Statements

See pages F-1 through F-108, incorporated herein by reference.

Item 19—Exhibits

1.1	Amended and Restated By-laws of CEMEX, S.A.B. de C.V.(a)

2.1	Form of Trust Agreement between CEMEX, S.A.B. de C.V., as founder of the trust, and Banco Nacional de México, S.A. regarding the CPOs.(b)

2.1.1	English Translation of Amendment Agreement to the Trust Agreement dated November 21, 2002, between CEMEX, S.A.B. de C.V., as founder of the trust, and Banco Nacional de México, S.A. regarding the CPOs.(c)

2.1.2	English Translation of Amendment Agreement to the Trust Agreement dated January 8, 2007, between CEMEX, S.A.B. de C.V., as founder of the trust, and Banco Nacional de México, S.A. regarding the CPOs.(i)

2.1.3	English Translation of Amendment Agreement to the Trust Agreement dated September 23, 2014, between CEMEX, S.A.B. de C.V., as founder of the trust, and Banco Nacional de México, S.A. regarding the CPOs.(k)

2.1.4	English Translation of Amended and Restated Agreement to the Trust Agreement dated November 27, 2014, between CEMEX, S.A.B. de C.V., as founder of the trust, and Banco Nacional de México, S.A. regarding the CPOs.(k)

2.2	Form of CPO Certificate.(i)

2.3	Form of Second Amended and Restated Deposit Agreement (A and B share CPOs), dated August 10, 1999, among CEMEX, S.A.B. de C.V., Citibank, N.A. and holders and beneficial owners of American Depositary Shares.(b)

2.3.1	Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated as of July 1, 2005, by and among CEMEX, S.A.B. de C.V., Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of ADR attached thereto.(e)

2.3.2	Letter Agreement, dated October 12, 2007, by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to enable the Depositary to establish a direct registration system for the ADSs.(e)

2.3.3	Letter Agreement, dated March 30, 2010 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to deposit CPOs upon conversion of the 4.875% Subordinated Convertible Notes due 2015, and the Depositary is to issue ADSs upon deposit of such CPOs.(j)

2.3.4	Letter Agreement, dated March 30, 2010 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to establish a restricted ADS series.(j)

2.3.5	Letter Agreement, dated March 15, 2011 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to deposit CPOs upon conversion of the 3.25% Subordinated Convertible Notes due 2016 and 3.75% Subordinated Convertible Notes due 2018, and the Depositary is to issue ADSs upon deposit of such CPOs.(j)

2.3.6	Letter Agreement, dated March 15, 2011 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to establish a restricted ADS series.(j)

2.3.7	Letter Agreement, dated February 11, 2015 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to establish a restricted ADS series.(j)

2.4	Form of American Depositary Receipt evidencing American Depositary Shares.(h)

2.5	Form of Certificate for shares of Series A Common Stock of CEMEX, S.A.B. de C.V.(i)

2.6	Form of Certificate for shares of Series B Common Stock of CEMEX, S.A.B. de C.V.(i)

4.1	Note Indenture, dated as of December 18, 2006, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$350,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(e)

4.1.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$350,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(e)

4.1.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap 5 Capital (SPV) Limited and C5 Capital (SPV) Limited., supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$350,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(e)

4.2	Note Indenture, dated as of December 18, 2006, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$900,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(e)

4.2.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$900,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(e)

4.2.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap 10 Capital (SPV) Limited and C10 Capital (SPV) Limited., supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$900,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(e)

4.3	Note Indenture, dated as of February 12, 2007, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$750,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(e)

4.3.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$750,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(e)

4.3.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap 8 Capital (SPV) Limited and 8 Capital (SPV) Limited., supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$750,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(e)

4.4	Note Indenture, dated as of May 9, 2007, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. €730,000,000 Callable Perpetual Dual-Currency Notes.(e)

4.4.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of May 9, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. €730,000,000 Callable Perpetual Dual-Currency Notes.(e)

4.4.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap C10-EUR Capital (SPV) Limited and C10-EUR Capital (SPV) Limited., supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. €730,000,000 Callable Perpetual Dual-Currency Notes.(e)

4.5	Indenture, dated as of December 10, 2009, by and among CEMEX, S.A.B. de C.V., as issuer, Banco Mercantil del Norte, Sociedad Anónima, Institución de Banca Múltiple, Grupo Financiero Banorte, as common representative and calculation agent, in connection with the issuance of Mandatory Convertible Bonds.(e)

4.6	Indenture, dated as of May 12, 2010, among CEMEX España, acting through its Luxembourg branch, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$1,067,665,000 aggregate principal amount of 9.25% U.S. Dollar-Denominated Senior Secured Notes Due 2020 and €115,346,000 aggregate principal amount of the 8.875% Euro-Denominated Senior Secured Notes Due 2017.(h)

4.6.1	Supplemental Indenture No. 1, dated as of September 17, 2012, among CEMEX España, acting through its Luxembourg branch, as issuer, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.25% U.S. Dollar-Denominated Senior Secured Notes Due 2020 and 8.875% Euro-Denominated Senior Secured Notes Due 2017.(h)

4.6.2	Supplemental Indenture No. 2, dated as of March 25, 2013, among CEMEX España, acting through its Luxembourg branch, as issuer, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.25% U.S. Dollar-Denominated Senior Secured Notes Due 2020 and 8.875% Euro-Denominated Senior Secured Notes Due 2017.(h)

4.6.3	Supplemental Indenture No. 3, dated as of June 6, 2013, among CEMEX España, acting through its Luxembourg branch, as issuer, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.25% U.S. Dollar-Denominated Senior Secured Notes Due 2020 and 8.875% Euro-Denominated Senior Secured Notes Due 2017.(i)

4.6.4	Supplemental Indenture No. 4, dated as of April 1, 2014, among CEMEX España, acting through its Luxembourg branch, as issuer, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.25% U.S. Dollar-Denominated Senior Secured Notes Due 2020 and 8.875% Euro-Denominated Senior Secured Notes Due 2017.(i)

4.7	Master Terms and Conditions Agreement, dated March 9, 2011, by and between Citibank, N.A. and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 aggregate principal amount of 3.25% Convertible Subordinated Notes due 2016.(f)

4.8	Master Terms and Conditions Agreement, dated March 9, 2011, by and between JPMorgan Chase Bank, National Association, London Branch and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 aggregate principal amount of 3.25% Convertible Subordinated Notes due 2016.(f)

4.9	Master Terms and Conditions Agreement, dated March 9, 2011, by and between BNP Paribas and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$600,000,000 aggregate principal amount of 3.75% Convertible Subordinated Notes due 2018.(f)

4.10	Master Terms and Conditions Agreement, dated March 9, 2011, by and between Bank of America, N.A. and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 aggregate principal amount of 3.25% Convertible Subordinated Notes due 2016 and U.S.$600,000,000 aggregate principal amount of 3.75% Convertible Subordinated Notes due 2018.(f)

4.11	Master Terms and Conditions Agreement, dated March 9, 2011, by and between The Royal Bank of Scotland plc and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 aggregate principal amount of 3.25% Convertible Subordinated Notes due 2016.(f)

4.12	Master Terms and Conditions Agreement, dated March 9, 2011, by and between HSBC Bank USA, National Association and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 aggregate principal amount of 3.25% Convertible Subordinated Notes due 2016.(f)

4.13	Master Terms and Conditions Agreement, dated March 9, 2011, by and between Banco Santander, S.A. and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 aggregate principal amount of 3.25% Convertible Subordinated Notes due 2016 and U.S.$600,000,000 aggregate principal amount of 3.75% Convertible Subordinated Notes due 2018.(f)

4.14	Indenture, dated as of March 15, 2011, CEMEX, S.A.B. de C.V., as issuer, The Bank of New York Mellon, as trustee, and The Bank of New York Mellon S.A., Institución de Banca Múltiple, as Mexican trustee, in connection with the issuance of U.S.$977,500,000 aggregate principal amount of 3.25% Convertible Subordinated Notes due 2016.(i)

4.15	Indenture, dated as of March 15, 2011, CEMEX, S.A.B. de C.V., as issuer, The Bank of New York Mellon, as trustee, and The Bank of New York Mellon S.A., Institución de Banca Múltiple, as Mexican trustee, in connection with the issuance of U.S.$690,000,000 aggregate principal amount of 3.75% Convertible Subordinated Notes due 2018.(i)

4.16	Indenture, dated as of April 5, 2011, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$800,000,000 aggregate principal amount of Floating Rate Senior Secured Notes due 2015.(f)

4.16.1	Supplemental Indenture No. 1, dated as of September 17, 2012, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its Floating Rate Senior Secured Notes due 2015.(h)

4.16.2	Supplemental Indenture No. 2, dated as of March 25, 2013, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its Floating Rate Senior Secured Notes due 2015.(h)

4.16.3	Supplemental Indenture No. 3, dated as of June 6, 2013, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its Floating Rate Senior Secured Notes due 2015.(i)

4.16.4	Supplemental Indenture No. 4, dated as of April 1, 2014, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its Floating Rate Senior Secured Notes due 2015.(i)

4.17	Indenture, dated as of March 28, 2012, among CEMEX España, acting through its Luxembourg branch, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$703,861,000 aggregate principal amount of 9.875% U.S. Dollar-Denominated Senior Secured Notes due 2019 and €179,219,000 aggregate principal amount of 9.875% Euro-Denominated Senior Secured Notes due 2019.(g)

4.17.1	Supplemental Indenture No. 1, dated as of September 17, 2012, among CEMEX España, acting through its Luxembourg branch, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.875% U.S. Dollar-Denominated Senior Secured Notes due 2019 and 9.875% Euro-Denominated Senior Secured Notes due 2019.(h)

4.17.2	Supplemental Indenture No. 2, dated as of March 25, 2013, among CEMEX España, acting through its Luxembourg branch, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.875% U.S. Dollar-Denominated Senior Secured Notes due 2019 and 9.875% Euro-Denominated Senior Secured Notes due 2019.(h)

4.17.3	Supplemental Indenture No. 3, dated as of June 6, 2013, among CEMEX España, acting through its Luxembourg branch, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.875% U.S. Dollar-Denominated Senior Secured Notes due 2019 and 9.875% Euro-Denominated Senior Secured Notes due 2019.(i)

4.17.4	Supplemental Indenture No. 4, dated as of April 1, 2014, among CEMEX España, acting through its Luxembourg branch, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.875% U.S. Dollar-Denominated Senior Secured Notes due 2019 and 9.875% Euro-Denominated Senior Secured Notes due 2019.(i)

4.18	Facilities Agreement for CEMEX, S.A.B. de C.V. and certain of its subsidiaries, dated September 17, 2012, with the financial institutions, noteholders and other entities named therein as Original Creditors and Citibank International plc acting as Agent and Wilmington Trust (London) Limited acting as Security Agent.(h)

4.18.1	Amendment Agreement, dated October 16, 2013, between CEMEX, S.A.B. de C.V., acting for itself and as agent on behalf of each other Obligor, and Citibank International plc, acting for itself and as Agent on behalf of the Finance Parties, relating to the Facilities Agreement.(i)

4.18.2	Amendment Agreement, dated October 31, 2014, between CEMEX, S.A.B de C.V., acting for itself and as agent on behalf of each other Obligor, and Citibank International plc, acting for itself and as Agent on behalf of the Finance Parties, relating to the Facilities Agreement.(k)

4.19	Intercreditor Agreement, dated September 17, 2012, by and among Citibank International plc, as Facilities Agent, The Facilities Agreement Creditors (as named therein), CEMEX, S.A.B. de C.V. and certain of its subsidiaries, as Original Borrowers, Original Guarantors and Original Security Providers and Intra-Group Lenders, Wilmington Trust (London) Limited, acting as Security Agent, and others.(h)

4.19.1	Amendment Agreement, dated October 31, 2014, by and among Citibank International plc, as Facilities Agent, The Facilities Agreement Creditors (as named therein), CEMEX, S.A.B. de C.V. and certain of its subsidiaries, as Original Borrowers, Original Guarantors and Original Security Providers and Intra-Group Lenders, Wilmington Trust (London) Limited, acting as Security Agent, and others.(k)

4.20	Dutch law Share Pledge over the registered shares in New Sunward Holding B.V., dated September 17, 2012, between Corporación Gouda S.A. de C.V., Mexcement Holdings, S.A. de C.V., CEMEX International Finance Company and CEMEX TRADEMARKS HOLDING Ltd. (as Pledgors) and Wilmington Trust (London) Limited (as Pledgee).(h)

4.21	Swiss law Share Pledge over 1,938,958,014 shares in CEMEX TRADEMARKS HOLDING Ltd., dated September 17, 2012, between CEMEX, S.A.B de C.V., CEMEX México, S.A. de C.V., Interamerican Investments Inc. and Empresas Tolteca de México, S.A. de C.V. (as Pledgors) and Wilmington Trust (London) Limited (as Pledgee).(h)

4.22	Spanish law Share Pledge over the shares in CEMEX España, dated November 8, 2012, between New Sunward Holding B.V., CEMEX, S.A.B de C.V., CEMEX España, S.A. and Wilmington Trust (London) Limited (as Security Agent).(h)

4.23	English translation of Mexican law Security Trust Agreement, dated September 17, 2012, entered into by CEMEX, S.A.B de C.V., Empresas Tolteca de Mexico, S.A. de C.V., Impra Café S.A. de C.V., Interamerican Investments Inc., Centro Distribuidor de Cemento, S.A. de C.V. and CEMEX México, S.A. de C.V., regarding the shares of each of them owns in: CEMEX México, S.A. de C.V.; Centro Distribuidor de Cemento S.A. de C.V.; Corporación Gouda S.A. de C.V.; and Mexcement Holdings, S.A. de C.V.(h)

4.24	Ancillary Agreement, dated as of September 17, 2012, among CEMEX, S.A.B. de C.V., certain subsidiaries of CEMEX, S.A.B. de C.V., certain creditors party to the 2009 Financing Agreement, dated August 14, 2009 (as amended), Citibank International PLC, as administrative agent, and Citibank International PLC, as exchange agent.(h)

4.25	English translation of Irrevocable Administration Trust Agreement with Reversion Rights No. 111523-3, dated as of September 17, 2012, by and among CEMEX, S.AB. de C.V. and certain of its subsidiaries, as the settlors and second beneficiaries, Banco Nacional de México, S.A., as trustee, and Wilmington Trust Company (London) Limited, as first beneficiary, and CEMEX, S.A.B. de C.V. and certain other of its subsidiaries, as counterparties.(h)

4.26	USPP Note Purchase Agreement, dated as of September 17, 2012, among CEMEX Finance LLC and each of the purchasers thereunder, for $106,586,333.79 aggregate principal amount of 9.66% senior notes due 2017.(h)

4.27	USPP Note Guarantee, dated as of September 17, 2012, by CEMEX España, S.A. in favor of the holders of notes under the Note Purchase Agreement, dated as of September 17, 2012.(h)

4.28	Facilities Agreement for CEMEX, S.A.B. de C.V. and certain of its subsidiaries, dated September 29, 2014, with the financial institutions named therein as Original Lenders and Citibank International plc acting as Agent and Wilmington Trust (London) Limited acting as Security Agent.(k)

4.29	Indenture, dated as of September 17, 2012, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and Computershare Trust Company, N.A., as trustee, in connection with the issuance of U.S.$500,000,000 aggregate principal amount of 9.50% Senior Secured Notes due 2018.(h)

4.29.1	Supplemental Indenture No. 1, dated as of June 6, 2013, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and Computershare Trust Company, N.A., trustee, relating to its 9.50% Senior Secured Notes due 2018.(i)

4.29.2	Supplemental Indenture No. 2, dated as of April 1, 2014, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and Computershare Trust Company, N.A., trustee, relating to its 9.50% Senior Secured Notes due 2018.(i)

4.30	Indenture, dated as of October 12, 2012, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$1,500,000,000 aggregate principal amount of 9.375% Senior Secured Notes due 2022.(h)

4.30.1	Supplemental Indenture No. 1, dated as of June 6, 2013, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.375% Senior Secured Notes due 2022.(i)

4.31	Indenture, dated as of March 25, 2013, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$600,000,000 aggregate principal amount of 5.875% Senior Secured Notes due 2019.(h)

4.31.1	Supplemental Indenture No. 1, dated as of June 6, 2013, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 5.875% Senior Secured Notes due 2019.(i)

4.31.2	Supplemental Indenture No. 2, dated as of April 1, 2014, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 5.875% Senior Secured Notes due 2019.(i)

4.32	English translation of Accession Deed, dated March 25, 2013, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of U.S.$600,000,000 aggregate principal amount of 5.875% Senior Secured Notes due 2019.(h)

4.33	Indenture, dated as of August 12, 2013, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$1,000,000,000 aggregate principal amount of 6.500% Senior Secured Notes due 2019.(i)

4.33.1	Supplemental Indenture No. 1, dated as of April 1, 2014, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 6.500% Senior Secured Notes due 2019.(i)

4.34	English translation of Accession Deed, dated August 12, 2013, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of U.S.$1,000,000,000 aggregate principal amount of 6.500% Senior Secured Notes due 2019.(i)

4.35	Indenture, dated as of October 2, 2013, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$1,000,000,000 aggregate principal amount of 7.250% Senior Secured Notes due 2021.(i)

4.35.1	Supplemental Indenture No. 1, dated as of April 1, 2014, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 7.250% Senior Secured Notes due 2021.(i)

4.36	English translation of Accession Deed, dated as of October 2, 2013, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A relating to the issuance by CEMEX, S.A.B. de C.V. of U.S.$1,000,000,000 aggregate principal amount of 7.250% Senior Secured Notes due 2021.(i)

4.37	Indenture, dated as of October 2, 2013, among CEMEX S.A.B. de C.V, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$500,000,000 aggregate principal amount of Floating Rate Senior Secured Notes due 2018.(i)

4.37.1	Supplemental Indenture No. 1, dated as of April 1, 2014, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its Floating Rate Senior Secured Notes due 2018.(i)

4.38	English Translation of Accession Deed, dated October 2, 2013, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of U.S.$500,000,000 aggregate principal amount of Floating Rate Senior Secured Notes due 2018.(i)

4.39	Indenture, dated as of April 1, 2014, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$1,000,000,000 aggregate principal amount of 6.000% U.S. Dollar-Denominated Senior Secured Notes due 2024.(i)

4.40	English Translation of Accession Deed, dated April 1, 2014, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX Finance LLC of U.S.$1,000,000,000 aggregate principal amount of 6.000% U.S. Dollar-Denominated Senior Secured Notes due 2024.(i)

4.41	Indenture, dated as of April 1, 2014, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto, The Bank of New York Mellon, as trustee, and The Bank of New York Mellon, London Branch, as paying agent and transfer agent, in connection with the issuance of €400,000,000 aggregate principal amount of 5.250% Euro-Denominated Senior Secured Notes due 2021.(i)

4.42	English Translation of Accession Deed, dated April 1, 2014, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX Finance LLC of €400,000,000 aggregate principal amount of 5.250% Euro-Denominated Senior Secured Notes due 2021.(i)

4.43	Indenture, dated as of September 11, 2014, among CEMEX S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$1,100,000,000 aggregate principal amount of 5.700% U.S. Dollar-Denominated Senior Secured Notes due 2025.(k)

4.44	English Translation of Accession Deed, dated September 11, 2014, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX S.A.B. de C.V. of U.S.$1,100,000,000 aggregate principal amount of 5.700% U.S. Dollar-Denominated Senior Secured Notes due 2025.(k)

4.45	Indenture, dated as of September 11, 2014, among CEMEX S.A.B. de C.V., as issuer, the Note Guarantors party thereto, The Bank of New York Mellon, as trustee, and The Bank of New York Mellon, London Branch, as paying agent and transfer agent, in connection with the issuance of €400,000,000 aggregate principal amount of 4.750% Euro-Denominated Senior Secured Notes due 2022.(k)

4.46	English Translation of Accession Deed, dated September 11, 2014, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX S.A.B. de C.V. of €400,000,000 aggregate principal amount of 4.750% Euro-Denominated Senior Secured Notes due 2022.(k)

4.47	Pledge Agreement, dated as of October 3, 2014, among CEMEX S.A.B. de C.V., as issuer, The Bank of New York Mellon, as collateral agent and securities intermediary, and The Bank of New York Mellon, as note purchase contract agent, in connection with the issuance of 200,000 Contingent Convertible Units.(k)

4.48	Indenture, dated as of March 5, 2015, among CEMEX S.A.B. de C.V., as issuer, the Note Guarantors party thereto, The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent, in connection with the issuance of U.S. $750,000,000 aggregate principal amount of 6.125% U.S. Dollar-Denominated Senior Secured Notes due 2025.(k)

4.49	English Translation of Accession Deed, dated March 5, 2015, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX S.A.B. de C.V. of U.S.$750,000,000 aggregate principal amount of 6.125% U.S. Dollar-Denominated Senior Secured Notes due 2025.(k)

4.50	Indenture, dated as of March 5, 2015, among CEMEX S.A.B. de C.V., as issuer, the Note Guarantors party thereto, The Bank of New York Mellon, as trustee and registar, and The Bank of New York Mellon, London Branch, as paying agent and transfer agent, in connection with the issuance of €550,000,000 aggregate principal amount of 4.375% Euro-Denominated Senior Secured Notes due 2023.(k)

4.51	English Translation of Accession Deed, dated March 5, 2015, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX S.A.B. de C.V. of €550,000,000 aggregate principal amount of 4.375% Euro-Denominated Senior Secured Notes due 2023.(k)

4.52	Indenture, dated as of March 13, 2015, among CEMEX S.A.B. de C.V., as issuer, the Note Guarantors party thereto, The Bank of New York Mellon, as trustee, CIBanco S.A., Institución de Banca Múltiple, as Mexican trustee, in connection with the issuance of $200,000,000 aggregate principal amount of Convertible Subordinated Notes due 2020.(k)

8.1	List of subsidiaries of CEMEX, S.A.B. de C.V.(k)

12.1	Certification of the Principal Executive Officer of CEMEX, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(k)

12.2	Certification of the Principal Financial Officer of CEMEX, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(k)

13.1	Certification of the Principal Executive and Financial Officers of CEMEX, S.A.B. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(k)

14.1	Consent of KPMG Cárdenas Dosal, S.C. to the incorporation by reference into the effective registration statements of CEMEX, S.A.B. de C.V. under the Securities Act of their report with respect to the consolidated financial statements of CEMEX, S.A.B. de C.V., which appears in this Annual Report on Form 20-F.(k)

15.1	Mine safety and health administration safety data.(k)

(a)	Incorporated by reference to Form 6-K of CEMEX, S.A.B. de C.V., filed with the SEC on March 27, 2015.
(b)	Incorporated by reference to the Registration Statement on Form F-4 of CEMEX, S.A.B. de C.V. (Registration No. 333-10682), filed with the SEC on August 10, 1999.
(c)	Incorporated by reference to the 2002 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 8, 2003.
(d)	Incorporated by reference to the 2006 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on June 27, 2007.
(e)	Incorporated by reference to the 2009 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on June 30, 2010.
(f)	Incorporated by reference to the 2010 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on June 16, 2011.
(g)	Incorporated by reference to the 2011 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 30, 2012.
(h)	Incorporated by reference to the 2012 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 23, 2013.
(i)	Incorporated by reference to the 2013 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 28, 2014.
(j)	Incorporated by reference to the Registration Statement on Form F-6 of CEMEX, S.A.B. de C.V. (Registration No. 333-174743), filed with the SEC on June 6, 2011.
(k)	Filed herewith.

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

CEMEX, S.A.B. de C.V.

By:	/s/ Fernando A. González Olivieri
Name:	Fernando A. González Olivieri
Title:	Chief Executive Officer

Date: April 24, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

CEMEX, S.A.B. de C.V.:

We have audited the accompanying consolidated balance sheets of CEMEX, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CEMEX, S.A.B. de C.V. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CEMEX, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 24, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Cardenas Dosal, S.C.

/s/ Luis Gabriel Ortiz Esqueda

Monterrey, N.L., Mexico

April 24, 2015

INTERNAL CONTROL REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

CEMEX, S.A.B. de C.V.:

We have audited CEMEX, S.A.B. de C.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CEMEX, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, CEMEX, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CEMEX, S.A.B. de C.V. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated April 24, 2015 expressed an unqualified opinion on those consolidated financial statements.

KPMG Cardenas Dosal, S.C.

/s/ Luis Gabriel Ortiz Esqueda

Monterrey, N.L. Mexico

April 24, 2015

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Operations

(Millions of Mexican pesos, except for loss per share)

		Years ended December 31,
	Note	2014		2013	2012
Net sales	3	Ps	210,023	195,661	197,036
Cost of sales	2R		(142,746)	(134,774)	(138,706)

Gross profit			67,277	60,887	58,330
Administrative and selling expenses			(25,263)	(24,142)	(23,749)
Distribution expenses			(19,831)	(17,241)	(17,580)

	2R		(45,094)	(41,383)	(41,329)

Operating earnings before other expenses, net	2A		22,183	19,504	17,001
Other expenses, net	6		(5,128)	(4,903)	(5,490)

Operating earnings			17,055	14,601	11,511
Financial expense	16		(21,504)	(19,937)	(18,511)
Other financial income, net	7		2,495	1,706	977
Equity in gain of associates	13A		297	229	728

Loss before income tax			(1,657)	(3,401)	(5,295)
Income tax	19		(4,023)	(6,210)	(6,043)

CONSOLIDATED NET LOSS			(5,680)	(9,611)	(11,338)
Non-controlling interest net income			1,103	1,223	662

CONTROLLING INTEREST NET LOSS		Ps	(6,783)	(10,834)	(12,000)

BASIC LOSS PER SHARE	22	Ps	(0.18)	(0.29)	(0.33)
DILUTED LOSS PER SHARE	22	Ps	(0.18)	(0.29)	(0.33)

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

(Millions of Mexican pesos)

		Years ended December 31,
	Note	2014		2013	2012
CONSOLIDATED NET LOSS		Ps	(5,680)	(9,611)	(11,338)
Items that will not be reclassified subsequently to profit or loss
Actuarial losses	18		(3,025)	(391)	(754)
Income tax recognized directly in other comprehensive income	19		486	(122)	263

			(2,539)	(513)	(491)

Items that will be reclassified subsequently to profit or loss when specific conditions are met
Effects from available-for-sale investments	13B		(94)	80	(44)
Currency translation of foreign subsidiaries	20B		501	952	(7,324)
Income tax recognized directly in other comprehensive income	19		(85)	(1,085)	(3,639)

			322	(53)	(11,007)

Other comprehensive loss			(2,217)	(566)	(11,498)

TOTAL COMPREHENSIVE LOSS			(7,897)	(10,177)	(22,836)
Non-controlling interest comprehensive income			2,129	892	662

CONTROLLING INTEREST COMPREHENSIVE LOSS		Ps	(10,026)	(11,069)	(23,498)

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(Millions of Mexican pesos)

		December 31,
	Note	2014		2013
ASSETS
CURRENT ASSETS
Cash and cash equivalents	8	Ps	12,589	15,176
Trade receivables less allowance for doubtful accounts	9		26,954	25,971
Other accounts receivable	10		4,435	7,010
Inventories, net	11		18,074	16,985
Other current assets	12		8,906	3,906

Total current assets			70,958	69,048

NON-CURRENT ASSETS
Investments in associates	13A		9,560	9,022
Other investments and non-current accounts receivable	13B		10,317	12,060
Property, machinery and equipment, net	14		202,928	205,717
Goodwill and intangible assets, net	15		193,484	174,940
Deferred income taxes	19B		27,714	25,343

Total non-current assets			444,003	427,082

TOTAL ASSETS		Ps	514,961	496,130

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term debt including current maturities of long-term debt	16A	Ps	14,507	3,959
Other financial obligations	16B		11,512	5,568
Trade payables			24,271	22,202
Income tax payable			9,890	9,779
Other accounts payable and accrued expenses	17		20,045	18,054

Total current liabilities			80,225	59,562

NON-CURRENT LIABILITIES
Long-term debt	16A		191,327	187,021
Other financial obligations	16B		27,083	33,750
Employee benefits	18		16,881	14,073
Deferred income taxes	19B		19,783	18,315
Other non-current liabilities	17		31,491	35,091

Total non-current liabilities			286,565	288,250

TOTAL LIABILITIES			366,790	347,812

STOCKHOLDERS’ EQUITY
Controlling interest:
Common stock and additional paid-in capital	20A		105,367	88,943
Other equity reserves	20B		10,738	15,037
Retained earnings	20C		21,781	40,233
Net loss			(6,783)	(10,834)

Total controlling interest			131,103	133,379
Non-controlling interest and perpetual debentures	20D		17,068	14,939

TOTAL STOCKHOLDERS’ EQUITY			148,171	148,318

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		Ps	514,961	496,130

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Millions of Mexican pesos)

		Years ended December 31,
	Notes	2014		2013	2012
OPERATING ACTIVITIES
Consolidated net loss		Ps	(5,680)	(9,611)	(11,338)
Non-cash items:
Depreciation and amortization of assets	5		14,457	14,459	17,505
Impairment losses	6		3,867	1,591	1,661
Equity in gain of associates	13A		(297)	(229)	(728)
Other (expenses) income, net			(409)	476	1,593
Financial items, net			19,009	18,231	17,534
Income taxes	19		4,023	6,210	6,043
Changes in working capital, excluding income taxes			1,544	(4,082)	(2,048)

Net cash flow provided by operating activities before interest, coupons on perpetual debentures and income taxes			36,514	27,045	30,222
Financial expense paid in cash including coupons on perpetual debentures	20D		(16,844)	(19,110)	(19,564)
Income taxes paid in cash			(7,678)	(6,665)	(4,709)

Net cash flows provided by operating activities			11,992	1,270	5,949

INVESTING ACTIVITIES
Property, machinery and equipment, net	14		(6,134)	(5,570)	(5,922)
Disposal (acquisition) of subsidiaries and associates, net	13, 15		167	1,259	(895)
Intangible assets and other deferred charges	15		(902)	(1,203)	(438)
Long term assets and others, net			208	118	4,696

Net cash flows used in investing activities			(6,661)	(5,396)	(2,559)

FINANCING ACTIVITIES
Issuance of common stock by subsidiaries	20D		—	—	12,442
Derivative instruments			1,561	(256)	1,633
Issuance (repayment) of debt, net	16A		(11,110)	5,933	(17,239)
Securitization of trade receivables			2,052	(1,854)	(193)
Non-current liabilities, net			(1,130)	(568)	(1,679)

Net cash flows (used in) provided by financing activities			(8,627)	3,255	(5,036)

Decrease in cash and cash equivalents			(3,296)	(871)	(1,646)
Cash conversion effect, net			709	3,569	(2,004)
Cash and cash equivalents at beginning of year			15,176	12,478	16,128

CASH AND CASH EQUIVALENTS AT END OF YEAR	8	Ps	12,589	15,176	12,478

Changes in working capital, excluding income taxes:
Trade receivables, net		Ps	(3,266)	(2,187)	2,956
Other accounts receivable and other assets			1,264	(1,033)	(2,010)
Inventories			(2,735)	(616)	1,412
Trade payables			3,794	1,620	(424)
Other accounts payable and accrued expenses			2,487	(1,866)	(3,982)

Changes in working capital, excluding income taxes		Ps	1,544	(4,082)	(2,048)

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Statements of Changes in Stockholders’ Equity

(Millions of Mexican pesos)

				Additional paid-in	Other equity		Total controlling		Total stockholders’
			Common			Retained		Non-controlling
	Notes		stock	capital	reserves	earnings	interest	interest	equity
Balance at December 31, 2011		Ps	4,135	109,309	14,965	26,695	155,104	16,602	171,706
Net loss			—	—	—	(12,000)	(12,000)	662	(11,338)
Total other items of comprehensive loss			—	—	(11,498)	—	(11,498)	—	(11,498)
Capitalization of retained earnings	20A		4	4,134	—	(4,138)	—	—	—
Stock-based compensation	20A, 21		—	486	136	—	622	—	622
Effects of perpetual debentures	20D		—	—	1,227	—	1,227	(7,004)	(5,777)
Changes in non-controlling interest	20D		—	—	7,684	—	7,684	4,228	11,912

Balance at December 31, 2012			4,139	113,929	12,514	10,557	141,139	14,488	155,627
Net loss			—	—	—	(10,834)	(10,834)	1,223	(9,611)
Total other items of comprehensive loss			—	—	(235)	—	(235)	(331)	(566)
Change in the Parent Company’s functional currency	20D		—	—	3,027	—	3,027	—	3,027
Restitution of retained earnings			—	(35,667)	—	35,667	—	—	—
Capitalization of retained earnings	20A		4	5,987	—	(5,991)	—	—	—
Stock-based compensation	20A, 21		—	551	136	—	687	—	687
Effects of perpetual debentures	20D		—	—	(405)	—	(405)	—	(405)
Changes in non-controlling interest	20D		—	—	—	—	—	(441)	(441)

Balance at December 31, 2013			4,143	84,800	15,037	29,399	133,379	14,939	148,318
Net loss			—	—	—	(6,783)	(6,783)	1,103	(5,680)
Total other items of comprehensive loss			—	—	(3,243)	—	(3,243)	1,026	(2,217)
Effects of early conversion of subordinated notes	16B		4	8,037	(601)	—	7,440	—	7,440
Capitalization of retained earnings	20A		4	7,614	—	(7,618)	—	—	—
Stock-based compensation	20A, 21		—	765	(35)	—	730	—	730
Effects of perpetual debentures	20D		—	—	(420)	—	(420)	—	(420)

Balance at December 31, 2014		Ps	4,151	101,216	10,738	14,998	131,103	17,068	148,171

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

1)	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V., a public stock corporation with variable capital (S.A.B. de C.V.) organized under the laws of the United Mexican States, or Mexico, is a holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials. In addition, in order to facilitate the acquisition of financing and to run its operations in Mexico more efficiently considering that there are efficiency and improvement opportunities by shifting from a platform where its customers were served from different entities according to its line of business (i.e. cement, concrete, aggregates), into a platform where customers, sorted by end-user segment (i.e. distributor, builder, manufacturer) are now serviced from a single entity. In a first phase, beginning in April 1, 2014, CEMEX, S.A.B de C.V. integrated and carried out all businesses and operational activities of the cement and aggregates sectors in Mexico. During the second phase beginning in 2015, CEMEX, S.A.B. de C.V. will integrate productive, commercial, marketing and administrative activities related to the sale of ready-mix concrete in Mexico.

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

The terms “CEMEX, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries. These consolidated financial statements were issued by the Company’s management on January 29, and were further authorized by the Shareholders’ Meeting of CEMEX, S.A.B. de C.V. on March 26, 2015.

2)	SIGNIFICANT ACCOUNTING POLICIES

2A)	BASIS OF PRESENTATION AND DISCLOSURE

The consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Presentation currency and definition of terms

The presentation currency of the consolidated financial statements is the Mexican peso, which is also the currency in which the Company submits its periodic filings to the MSE. When reference is made to pesos or “Ps” it means Mexican pesos. The amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to loss per share and/or prices per share. When reference is made to “US$” or “dollars”, it means dollars of the United States of America (“United States”). When reference is made to “€” or “Euros”, it means the currency in circulation in a significant number of European Union (“EU”) countries. When it is deemed relevant, certain amounts presented in the notes to the financial statements include between parentheses a convenience translation into dollars or into pesos, as applicable. These translations should not be construed as representations that the amounts in pesos or dollars, as applicable, actually represent those

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Presentation currency and definition of terms – continued

peso or dollar amounts or could be converted into pesos or dollars at the rate indicated. As of December 31, 2014 and 2013, translations of pesos into dollars and dollars into pesos, were determined for balance sheet amounts using the closing exchange rates of Ps14.74 and Ps13.05 pesos per dollar, respectively, and for statements of operations amounts, using the average exchange rates of Ps13.37, Ps12.85 and Ps13.15 pesos per dollar for 2014, 2013 and 2012, respectively. When the amounts between parentheses are the peso and the dollar, the amounts were determined by translating the euro amount into dollars using the closing exchange rates at year-end and then translating the dollars into pesos as previously described.

All amounts disclosed in these notes to the financial statements, mainly in connection with tax or legal proceedings (notes 19D and 24), which are originated in jurisdictions which currencies are different to the dollar, are presented in dollar equivalents as of the closing of the most recent year presented. Consequently, without any change in the original currency, such dollar amounts will fluctuate over time due to changes in exchange rates.

Statements of operations

In the statements of operations, CEMEX includes the line item titled “Operating earnings before other expenses, net” considering that it is a relevant measure for CEMEX’s management as explained in note 4. Under IFRS, while there are line items that are customarily included in the statement of operations, such as net sales, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of such statement of operations varies significantly by industry and company according to specific needs.

The line item “Other expenses, net” in the statements of operations consists primarily of revenues and expenses not directly related to CEMEX’s main activities, or which are of an unusual and/or non-recurring nature, including impairment losses of long-lived assets, results on disposal of assets and restructuring costs, among others (note 6).

Statements of other comprehensive loss

For the years ended December 31, 2014, 2013 and 2012, based on IAS 1, Presentation of financial statements, CEMEX presents line items for amounts of other comprehensive income (loss) in the period grouped into those that, in accordance with other IFRSs: a) will not be reclassified subsequently to profit or loss; and b) will be reclassified subsequently to profit or loss when specific conditions are met.

Statements of cash flows

The statements of cash flows present cash inflows and outflows, excluding unrealized foreign exchange effects, as well as the following transactions that did not represent sources or uses of cash:

•	In 2014, the decrease in debt for Ps6,483, the decrease in other equity reserves for Ps601, the increase in common stock for Ps4 and the increase in additional paid-in capital for Ps8,037, in connection with several early conversions of the 4.875% Optional Convertible Subordinated Notes due 2015 (the “2015 Convertible Notes”) for a notional amount of approximately US$511, incurred in different dates during the year, pursuant to which inducement premiums of approximately Ps828 were recognized as expense within the line item “Other financial income”, net (note 16B);

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Statements of cash flows – continued

•	In 2014, 2013 and 2012, the increases in common stock and additional paid-in capital associated with: (i) the capitalization of retained earnings for Ps7,618, Ps5,991 and Ps4,138, respectively (note 20A); and (ii) CPOs issued as part of the executive stock-based compensation for Ps765, Ps551 y Ps486, respectively (note 20A);

•	In 2014, 2013 and 2012, the increases in property, plant and equipment for approximately Ps108, Ps141 and Ps2,025, respectively, a decrease in debt for approximately Ps827, a decrease of approximately Ps657, and an increase of approximately Ps1,401, respectively, associated with the negotiation of capital leases during the year (note 16B);

•	In 2013, the increase in investments in associates for Ps712, related to CEMEX´s joint arrangement in Concrete Supply Co., LLC. (note 13A). As part of the agreement CEMEX contributed cash of approximately US$4 million;

•	In 2013, the decrease in other non-current liabilities for approximately Ps4,325 before a deferred tax liability of approximately Ps1,298, as a result of the change in the functional currency at the Parent Company (note 16B);

•	In 2012, the exchange of approximately US$452 (48%) of CEMEX’s then outstanding perpetual debentures and of approximately €470 (53%) of CEMEX’s then outstanding Euro-denominated 4.75% notes due 2014, for new Euro-denominated notes for €179 and new Dollar-denominated notes for US$704. These exchanges represented a net increase in debt of Ps4,111, a reduction in equity’s non controlling interest of Ps5,808, and an increase in equity’s controlling interest of Ps1,680.

2B)	PRINCIPLES OF CONSOLIDATION

Pursuant to IFRS 10, Consolidated financial statements, the consolidated financial statements include those of CEMEX, S.A.B. de C.V. and those of the entities, including Special Purpose Entities (“SPEs”), in which the Parent Company exercises control, by means of which the Parent Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Among other factors, control is evidenced when the Parent Company: a) holds directly or through subsidiaries, more than 50% of an entity’s common stock; b) has the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity, or c) is the primary receptor of the risks and rewards of a SPE. Balances and operations between related parties are eliminated in consolidation.

Pursuant to IAS 28, Investments in associates, investments in associates are accounted for by the equity method when CEMEX has significant influence, which is generally presumed with a minimum equity interest of 20%, unless it is proven in unusual cases that CEMEX has significant influence with a lower percentage. The equity method reflects in the financial statements the investment’s original cost and the proportional interest of the holding company in the associate’s equity and earnings after acquisition, considering, if applicable, the effects of inflation. According to IFRS 11, Joint arrangements, the financial statements of joint ventures, are those joint arrangements in which CEMEX and other third-party investors have agreed to exercise joint control and have rights to the net assets of the arrangement, are recognized under the equity method, whereas, the financial statements of joint operations, in which the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement, are proportionally consolidated line-by-line. The equity method is discontinued when the carrying amount of the investment, including any long-term interest in the associate or joint venture, is reduced to zero, unless CEMEX has incurred or guaranteed additional obligations of the associate or joint venture.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Principles	of consolidation – continued

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

The main items subject to estimates and assumptions by management include, among others, impairment tests of long-lived assets, allowances for doubtful accounts and obsolescence of inventories, recognition of deferred income tax assets, as well as the measurement of financial instruments at fair value, and the assets and liabilities related to employee benefits. Significant judgment is required by management to appropriately assess the amounts of these concepts.

2D)	FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

According to IAS 21, The effects of changes in foreign exchange rates (“IAS 21”), transactions denominated in foreign currencies are recorded in the functional currency at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness associated to the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency, which settlement is neither planned nor likely to occur in the foreseeable future and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against “Other equity reserves”, as part of the foreign currency translation adjustment (note 20B) until the disposal of the foreign net investment, at which time, the accumulated amount is recycled through the statement of operations as part of the gain or loss on disposal.

The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to pesos at the closing exchange rate for balance sheet accounts and at the closing exchange rates of each month within the period for statements of operations accounts. The functional currency is that in which each consolidated entity primarily generates and expends cash. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other comprehensive income (loss) for the period as part of the foreign currency translation adjustment (note 20B) until the disposal of the net investment in the foreign subsidiary.

Considering guidance in IAS 21, and changing circumstances on the net monetary position in foreign currencies of the Parent Company, resulting mainly from: a) a significant decrease in tax liabilities denominated in Mexican Pesos; b) a significant increase in its U.S. Dollar-denominated debt and other financial obligations; and c) the increase in U.S. Dollar-denominated intra-group administrative expenses associated with the externalization of major back office activities with IBM (note 23C); effective as of January 1, 2013, CEMEX, S.A.B. de C.V., on a

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

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

The most significant closing exchange rates and the approximate average exchange rates for balance sheet accounts and income statement accounts, as of December 31 2014, 2013 and 2012, were as follows:

	2014		2013		2012
Currency	Closing	Average	Closing	Average	Closing	Average
Dollar	14.7400	13.3700	13.0500	12.8500	12.8500	13.1500
Euro	17.8386	17.6306	17.9554	17.1079	16.9615	16.9688
British Pound Sterling	22.9738	21.9931	21.6167	20.1106	20.8841	20.9373
Colombian Peso	0.0062	0.0066	0.0068	0.0068	0.0073	0.0073
Egyptian Pound	2.0584	1.8824	1.8750	1.8600	2.0233	2.1590
Philippine Peso	0.3296	0.3009	0.2940	0.3014	0.3130	0.3125

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Cash	and cash equivalents – continued

cost plus accrued interest. Other investments which are easily convertible into cash are recorded at their market value. Gains or losses resulting from changes in market values and accrued interest are included in the statements of operations as part of “Other financial income (expense), net”.

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

According to IAS 39, Financial instruments: recognition and measurement (“IAS 39”), items under this caption are classified as “loans and receivables”, with no explicit cost, which are recorded at their amortized cost, which is represented by the net present value of the consideration receivable or payable as of the transaction date. Due to their short-term nature, CEMEX initially recognizes these receivables at the original invoiced amount less an estimate of doubtful accounts. Allowances for doubtful accounts as well as impairment of other current accounts receivable, are recognized against administrative and selling expenses.

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Other	investments and non-current receivables – continued

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

As of December 31, 2014, the maximum average useful lives by category of fixed assets were as follows:

Years
Administrative buildings	34
Industrial buildings	33
Machinery and equipment in plant	18
Ready-mix trucks and motor vehicles	7
Office equipment and other assets	6

CEMEX capitalizes, as part of the related cost of fixed assets, interest expense from existing debt during the construction or installation period of significant fixed assets, considering CEMEX’s corporate average interest rate and the average balance of investments in process for the period.

Based on IFRIC 20, Stripping costs in the production phase of a surface mine (“IFRIC 20”), all waste removal costs or stripping costs incurred in the operative phase of a surface mine that result in improved access to mineral reserves are recognized as part of the carrying amount of the related quarries. The capitalized amounts are further amortized over the expected useful life of exposed ore body based on the units of production method. Until December 31, 2012, only initial stripping costs were capitalized, while ongoing stripping costs in the same quarry were expensed as incurred, consequently, the consolidated statement of operations for the year ended December 31, 2012 included as part of these consolidated financial statements was restated as a result of the adoption of IFRIC 20. The effects were not significant.

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

As of December 31, 2014, 2013 and 2012

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

Startup costs are recognized in the statements of operations as they are incurred. Costs associated with research and development activities (“R&D activities”), performed by CEMEX to create products and services, as well as to develop processes, equipment and methods to optimize operational efficiency and reduce costs, are recognized in the operating results as incurred. The Technology and Energy departments in CEMEX undertake all significant R&D activities as part of their daily activities. In 2014, 2013 and 2012, total combined expenses of these departments were approximately Ps538 (US$36), Ps494 (US$38) and Ps514 (US$40), respectively. Development costs are capitalized only if they meet the definition of intangible asset mentioned above.

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

CEMEX’s extraction rights have maximum useful lives that range from 30 to 100 years, depending on the sector, and the expected life of the related reserves. As of December 31, 2014, except for extraction rights and/or as otherwise indicated, CEMEX’s intangible assets are amortized on a straight line basis over their useful lives that range on average from 3 to 20 years.

2K)	IMPAIRMENT OF LONG LIVED ASSETS (notes 14, 15)

Impairment of property, machinery and equipment, intangible assets of definite life and other investments

Property, machinery and equipment, intangible assets of definite life and other investments are tested for impairment upon the occurrence of factors such as the occurrence of a significant adverse event, changes in CEMEX’s operating environment, changes in projected use or in technology, as well as expectations of lower operating results for each cash generating unit, in order to determine whether their carrying amounts may not be recovered. In such cases, an impairment loss is recorded in the income statements for the period when such

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Impairment of property, machinery and equipment, intangible assets of definite life and other investments – continued

determination is made within “Other expenses, net.” The impairment loss of an asset results from the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value of the asset, less costs to sell such asset, and the asset’s value in use, the latter represented by the net present value of estimated cash flows related to the use and eventual disposal of the asset.

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

Goodwill

Goodwill is tested for impairment when required due to significant adverse changes or at least once a year, during the last quarter of such year, by determining the recoverable amount of the group of cash-generating units (“CGUs”) to which goodwill balances have been allocated, which consists of the higher of such group of CGUs fair value, less cost to sell and its value in use, represented by the discounted amount of estimated future cash flows to be generated by such CGUs to which goodwill has been allocated. Other intangible assets of indefinite life may be tested at the CGU or group of CGUs level, depending on their allocation. CEMEX determines discounted cash flows generally over periods of 5 years. In specific circumstances, when, according to CEMEX’s experience, actual results for a given cash-generating unit do not fairly reflect historical performance and most external economic variables provide the Company with confidence that a reasonably determinable improvement in the mid-term is expected in their operating results, management uses cash flow projections over a period of up to 10 years, to the extent CEMEX has detailed, explicit and reliable financial forecasts and is confident and can demonstrate its ability, based on past experience, to forecast cash flows accurately over that longer period. The number of additional periods above the standard period of 5 years of cash flow projections up to 10 years is determined by the extent to which future expected average performance resembles the historical average performance. If the value in use of a group of CGUs to which goodwill has been allocated is lower than its corresponding carrying amount, CEMEX determines the fair value of such group of CGUs using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions, among others. An impairment loss is recognized within other expenses, net, if the recoverable amount is lower than the net book value of the group of CGUs to which goodwill has been allocated. Impairment charges recognized on goodwill are not reversed in subsequent periods.

The geographic operating segments reported by CEMEX (note 4), represent CEMEX’s groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment. In arriving at this conclusion, CEMEX considered: a) that after the acquisition, goodwill was allocated at the level of the geographic operating segment; b) that the operating components that comprise the reported segment have similar economic characteristics; c) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; d) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; e) the vertical integration in the value chain of the products comprising each component; f) the type of clients, which are substantially similar in all components; g) the operative integration among components; and h) that the compensation system of a specific country is based

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Goodwill – continued

on the consolidated results of the geographic segment and not on the particular results of the components. In addition, the country level represents the lowest level within CEMEX at which goodwill is monitored for internal management purposes.

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

Debt

Bank loans and notes payable are recognized at their amortized cost. Interest accrued on financial instruments is recognized in the balance sheet within “Other accounts payable and accrued expenses” against financial expense. During the reported periods, CEMEX did not have financial liabilities voluntarily recognized at fair value or associated to fair value hedge strategies with derivative financial instruments. Direct costs incurred in debt issuances or borrowings, as well as debt refinancing or non-substantial modifications to debt agreements that did not represent an extinguishment of debt by considering: a) that the relevant economic terms of the new instrument are not substantially different to the replaced instrument; and b) the proportion in which the final holders of the new instrument are the same of the replaced instrument, adjust the carrying amount of related debt are amortized as interest expense as part of the effective interest rate of each transaction over its maturity. These costs include commissions and professional fees. Costs incurred in the extinguishment of debt, as well as debt refinancing or modifications to debt agreements when the new instrument is substantially different to the old instrument according to a qualitative and quantitative analysis, are recognized in the statements of operations within “Financial expense” as incurred.

Capital leases

Capital leases, in which CEMEX has substantially all risks and rewards associated with the ownership of an asset, are recognized as financing liabilities against a corresponding fixed asset for the lesser of the market value of the leased asset and the net present value of future minimum payments, using the contract’s implicit interest rate to the extent available, or the incremental borrowing cost. Among other elements, the main factors that

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Capital leases – continued

determine a capital lease are: a) if ownership title of the asset is transferred to CEMEX at the expiration of the contract; b) if CEMEX has a bargain purchase option to acquire the asset at the end of the lease term; c) if the lease term covers the majority of the useful life of the asset; and/or d) if the net present value of minimum payments represents substantially all the fair value of the related asset at the beginning of the lease.

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

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Put options granted for the purchase of non-controlling interests and associates

Represent agreements by means of which CEMEX commits to acquire, in case the counterparty exercises its right to sell at a future date at a predefined price formula or at fair market value, the shares of a non-controlling interest in a subsidiary of CEMEX or an associate. In respect of a put option granted for the purchase of a non-controlling interest in a CEMEX subsidiary, to the extent CEMEX should settle the obligation in cash or through the delivery of other financial asset CEMEX recognizes a liability for the net present value of the redemption amount as of the financial statements’ date against the controlling interest within stockholders’ equity. A liability is not recognized as a result of an option granted for the purchase of a non-controlling interest when the redemption amount is determined at fair market value at the exercise date and CEMEX has the election to settle using its own shares.

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

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

2M)	PROVISIONS

CEMEX recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would imply cash outflows or the delivery of other resources owned by the Company. As of December 31, 2014 and 2013 some significant proceedings that gave rise to a portion of the carrying amount of CEMEX’s other current and non-current liabilities and provisions are detailed in note 24A.

In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), setting up guidance on the accounting for levies imposed by governments. IFRIC 21, which was effective January 1, 2014, clarifies, among other aspects, that the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified in the legislation, and that an entity does not have a constructive obligation to pay a levy that will be triggered by operating in a future period. CEMEX implemented IFRIC 21 as of January 1, 2014. Given that clear interpretive guidance on the application of IFRIC 21 is not yet available, the adoption of this standard required management to exercise judgment on the conclusion that the effects were not significant. As a result of this assessment it was also determined that the effects from judgments made in measuring the impact of this adoption may subsequently vary from conclusive interpretive guidance when it becomes available.

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

Contingencies and commitments (notes 23 and 24)

Obligations or losses related to contingencies are recognized as liabilities in the balance sheet when present obligations exist resulting from past events that are expected to result in an outflow of resources and the amount

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Contingencies and commitments – continued

can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on an incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. The Company does not recognize contingent revenues, income or assets, unless their realization is virtually certain.

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

Defined benefit pension plans, other postretirement benefits and termination benefits

Based on IAS 19, Employee benefits (“IAS19”), the costs associated with employees’ benefits for: a) defined benefit pension plans; and b) other postretirement benefits, basically comprised of health care benefits, life insurance and seniority premiums, granted by CEMEX and/or pursuant to applicable law, are recognized as services are rendered, based on actuarial estimations of the benefits’ present value with the advice of external actuaries. For certain pension plans, CEMEX has created irrevocable trust funds to cover future benefit payments (“plan assets”). These plan assets are valued at their estimated fair value at the balance sheet date. The actuarial assumptions and accounting policy consider: a) the use of nominal rates, b) a single rate is used for the determination of the expected return on plan assets and the discount of the benefits obligation to present value; c) a net interest is recognized on the net defined benefit liability (liability minus plan assets), and d) all actuarial gains and losses for the period, related to differences between the projected and real actuarial assumptions at the end of the period, as well as the difference between the expected and real return on plan assets, are recognized as part of “Other comprehensive income or loss” within stockholders’ equity. Until December 31, 2012, the expected rates of return on plan assets were determined based on market prices prevailing on the calculation date, applicable to the period over which the obligation were expected to be settled. As a result of the adoption of amendments to IAS 19 on January 1, 2013, CEMEX restated its consolidated statement of operations for the year ended December 31, 2012. The effects were no significant.

The service cost, corresponding to the increase in the obligation for additional benefits earned by employees during the period, is recognized within operating costs and expenses. The net interest is recognized within “Other financial expenses, net.”

The effects from modifications to the pension plans that affect the cost of past services are recognized within operating costs and expenses during the period in which such modifications become effective with respect to the employees or without delay if changes are effective immediately. Likewise, the effects from curtailments and/or settlements of obligations occurring during the period, associated with events that significantly reduce the cost of future services and/or reduce significantly the population subject to pension benefits, respectively, are recognized within operating costs and expenses.

Termination benefits, not associated with a restructuring event, which mainly represent severance payments by law, are recognized in the operating results for the period in which they are incurred.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

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

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Retained earnings (note 20C)

Retained earnings represent the cumulative net results of prior accounting periods, net of: a) dividends declared to stockholders; b) recapitalizations of retained earnings; c) the effects generated form initial adoption of IFRS as of January 1, 2010 according to IFRS 1; and d) when applicable, the restitution of retained earnings from other line items within stockholder´s equity.

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

Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production and expenses related to storage in production plants. Cost of sales excludes expenses related to personnel, equipment and services involved in sale

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Cost of sales, administrative and selling expenses and distribution expenses – continued

activities and storage of product at points of sales, which are included as part of the administrative and selling expenses. Cost of sales includes freight expenses of raw material in plants and delivery expenses of CEMEX’s ready-mix concrete business, but excludes freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities, which are included as part of the distribution expenses line item. For the years ended December 31, 2014, 2013 and 2012, selling expenses included as part of the selling and administrative expenses line item amounted to Ps6,218, Ps8,120 and Ps7,946, respectively.

2S)	EXECUTIVE STOCK-BASED COMPENSATION (note 21)

Based on IFRS 2, Share-based payments (“IFRS 2”), stock awards based on shares of the Parent Company and/or a subsidiary granted to executives are defined as equity instruments when services received from employees are settled by delivering CEMEX’s shares; or as liability instruments when CEMEX commits to make cash payments to the executives on the exercise date of the awards based on changes in CEMEX’s own stock (intrinsic value). The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in the statements of operations during the period in which the exercise rights of the employees become vested. In respect of liability instruments, these instruments are valued at their estimated fair value at each reporting date, recognizing the changes in fair value through the operating results. CEMEX determines the estimated fair value of options using the binomial financial option-pricing model.

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

CEMEX does not maintain emission rights, CERs and/or enter into forward transactions with trading purposes. In the absence of an IFRS that defines an accounting treatment for these schemes, CEMEX accounts for the effects associated with CO2 emission reduction mechanisms as follows:

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Emission	rights – continued

•	CEMEX accrues a provision against cost of sales when the estimated annual emissions of CO2 are expected to exceed the number of emission rights, net of any benefit obtained through swap transactions of emission rights for CERs.

•	CERs received from the UNFCCC are recognized as intangible assets at their development cost, which are attributable mainly to legal expenses incurred in the process of obtaining such CERs.

The combined effect of the use of alternate fuels that help reduce the emission of CO2, and the downturn in produced cement volumes in the EU, generated a surplus of emission rights held over the estimated CO2 emissions in the recent years. During 2014, 2013 and 2012, there were no sales of emission rights to third parties.

2U)	CONCENTRATION OF CREDIT

CEMEX sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX operates. As of and for the years ended December 31, 2014, 2013 and 2012, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

2V)	NEWLY ISSUED IFRS NOT YET ADOPTED

There are a number of IFRS issued as of the date of issuance of these financial statements but which have not yet been adopted, which are listed below. Except as otherwise indicated, CEMEX expects to adopt these IFRS when they become effective.

•

IFRS 9, Financial instruments: classification and measurement (“IFRS 9”). Phase 1: during 2009 and 2010, the IASB issued the chapters of IFRS 9 relating to the classification and measurement of financial assets and liabilities, and incorporated limited amendments in July 2014 for the classification and measurement of financial assets. Phase 2: in July 2014, the IASB added to IFRS 9 the impairment requirements related to the accounting for expected credit losses on an entity’s financial assets and commitments to extend credits. Phase 3: in November 2013, the IASB added to IFRS 9 the requirements related to hedge accounting. As intended by the IASB, IFRS 9 will replace IAS 39 in its entirety. IFRS 9 requires an entity to recognize a financial asset or a financial liability in its statement of financial position when, and only when, the entity becomes party to the contractual provisions of the instrument. At initial recognition, an entity shall measure a financial asset or financial liability at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability, and includes a category of financial assets at fair value through other comprehensive income for simple debt instruments. In respect to impairment requirements, IFRS 9 eliminates the threshold set forth in IAS 39 for the recognition of credit losses. Under the impairment approach in IFRS 9 it is no longer necessary for a credit event to have occurred before credit losses are recognized, instead, an entity always accounts for expected credit losses, and changes in those expected losses through profit or loss. In respect to hedging activities, the requirements of IFRS 9 align hedge accounting more closely with an entity’s risk management through a principles-based approach. Nonetheless, the IASB provided entities with an accounting policy choice between applying the hedge accounting requirements of IFRS 9 or continuing to apply the existing hedge accounting requirements in IAS 39 until the IASB completes its project on the accounting for macro hedging. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. If an entity elects to

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Newly	issued IFRS not yet adopted – continued

apply IFRS 9 early, it must apply all of the requirements in this standard at the same time. CEMEX is currently evaluating the impact that IFRS 9 will have on the classification and measurement of its financial assets and financial liabilities, impairment of financial assets and hedging activities. Preliminarily, CEMEX does not expect a significant effect. Nonetheless, CEMEX is not considering an early application of IFRS 9.

•	In May 2014, the IASB issued IFRS 15, Revenue from contracts with customers (“IFRS 15”). The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, following a five step model: Step 1: Identify the contract(s) with a customer, which is an agreement between two or more parties that creates enforceable rights and obligations; Step 2: Identify the performance obligations in the contract, considering that if a contract includes promises to transfer distinct goods or services to a customer, the promises are performance obligations and are accounted for separately; Step 3: Determine the transaction price, which is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer; Step 4: Allocate the transaction price to the performance obligations in the contract, on the basis of the relative stand-alone selling prices of each distinct good or service promised in the contract; and Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation, by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer services to a customer). IFRS 15 also includes disclosure requirements that would provide users of financial statements with comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. IFRS 15 will supersede all existing guidance on revenue recognition. IFRS 15 is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted considering certain additional disclosure requirements. CEMEX is currently evaluating the impact that IFRS 15 will have on the recognition of revenue from its contracts with customers. Preliminarily, CEMEX does not expect a significant effect. Nonetheless, CEMEX is not considering an early application of IFRS 15.

3)	REVENUES AND CONSTRUCTION CONTRACTS

For the years ended December 31, 2014, 2013 and 2012, net sales, after sales and eliminations between related parties resulting from consolidation, were as follows:

		2014	2013	2012
From the sale of goods associated to CEMEX’s main activities [1]	Ps	202,529	187,335	189,219
From the sale of services [2]		2,618	2,523	2,574
From the sale of other goods and services [3]		4,876	5,803	5,243

	Ps	210,023	195,661	197,036

1	Includes in each period those revenues generated under construction contracts that are presented in the table below.
2	Refers mainly to revenues generated by Neoris N.V., a subsidiary involved in providing information technology solutions and services.
3	Refers mainly to revenues generated by subsidiaries not individually significant operating in different lines of business.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Revenues	and construction contracts – continued

For the years ended December 31, 2014, 2013 and 2012, revenues and costs related to construction contracts in progress were as follows:

		Recognized to date [1]	2014	2013	2012
Revenue from construction contracts included in consolidated net sales [2]	Ps	4,026	328	1,319	180
Costs incurred in construction contracts included in consolidated cost of sales [3]		(2,986)	(291)	(1,144)	(80)

Construction contracts operating profit	Ps	1,040	37	175	100

1	Revenues and costs recognized from inception of the contracts until December 31, 2014 in connection with those projects still in progress.
2	Revenues from construction contracts during 2014, 2013 and 2012, determined under the percentage of completion method, were mainly obtained in Mexico and Colombia.
3	Refers to actual costs incurred during the periods. The oldest contract in progress as of December 31, 2014 started in 2010.

As of December 31, 2014 and 2013, amounts receivable for progress billings to customers of construction contracts and/or advances received by CEMEX from these customers were not significant.

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

As of December 31, 2014, 2013 and 2012

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

The main indicator used by CEMEX’s management to evaluate the performance of each country is “Operating EBITDA” representing operating earnings before other expenses, net, plus depreciation and amortization, considering that such amount represents a relevant measure for CEMEX’s management as an indicator of the ability to internally fund capital expenditures, as well as a widely accepted financial indicator to measure CEMEX’s ability to service or incur debt (note 16). Operating EBITDA should not be considered as an indicator of CEMEX’s financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to other similarly titled measures of other companies. This indicator, which is presented in the selected financial information by geographic operating segment, is consistent with the information used by CEMEX’s management for decision-making purposes. The accounting policies applied to determine the financial information by geographic operating segment are consistent with those described in note 2. CEMEX recognizes sales and other transactions between related parties based on market values.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Selected information of the consolidated statements of operations by geographic operating segment for the years ended December 31, 2014, 2013 and 2012 was as follows:

2014		Net sales (including related parties)	Less: Related parties	Net sales	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	Ps	51,411	(10,142)	41,269	13,480	2,420	11,060	734	(262)	481
United States		49,127	(32)	49,095	5,337	5,718	(381)	(346)	(417)	(122)
Northern Europe
United Kingdom		17,071	—	17,071	1,672	1,004	668	1,062	(33)	(378)
Germany		14,138	(1,247)	12,891	869	625	244	(797)	(29)	(122)
France		12,914	—	12,914	852	516	336	(94)	(72)	(4)
Rest of Northern Europe		12,936	(957)	11,979	1,348	897	451	(356)	(31)	(90)
Mediterranean
Spain		4,717	(559)	4,158	363	571	(208)	(2,107)	(29)	(4)
Egypt		7,123	(12)	7,111	2,664	474	2,190	(209)	(28)	15
Rest of Mediterranean		10,294	(94)	10,200	1,344	285	1,059	(73)	(26)	(13)
South America and the Caribbean
Colombia		13,242	(1)	13,241	4,838	476	4,362	52	(90)	(353)
Rest of SAC		16,292	(1,865)	14,427	4,767	688	4,079	(101)	(44)	9
Asia
Philippines		5,912	(2)	5,910	1,374	338	1,036	40	(5)	(8)
Rest of Asia		2,263	—	2,263	170	71	99	(174)	(6)	36
Others		13,532	(6,038)	7,494	(2,438)	374	(2,812)	(2,759)	(20,432)	3,048

Total	Ps	230,972	(20,949)	210,023	36,640	14,457	22,183	(5,128)	(21,504)	2,495

2013		Net sales (including related parties)	Less: Related parties	Net sales	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	Ps	40,932	(1,507)	39,425	12,740	2,493	10,247	(721)	(337)	206
United States		42,582	(128)	42,454	2,979	5,885	(2,906)	(359)	(501)	(129)
Northern Europe
United Kingdom		14,368	—	14,368	1,005	882	123	(258)	(113)	(220)
Germany		13,715	(976)	12,739	826	643	183	(80)	(11)	(125)
France		13,393	—	13,393	1,274	532	742	(160)	(61)	(22)
Rest of Northern Europe		12,250	(822)	11,428	1,310	889	421	(115)	(13)	(141)
Mediterranean
Spain		3,856	(203)	3,653	360	629	(269)	(1,439)	(55)	11
Egypt		6,162	3	6,165	2,373	462	1,911	(144)	(15)	55
Rest of Mediterranean		9,517	(91)	9,426	1,334	225	1,109	(12)	(49)	30
South America and the Caribbean
Colombia		13,203	—	13,203	5,449	485	4,964	(87)	(177)	(183)
Rest of SAC		15,527	(1,843)	13,684	4,518	675	3,843	(345)	(49)	(11)
Asia
Philippines		5,067	—	5,067	1,173	320	853	12	(3)	38
Rest of Asia		2,330	—	2,330	153	80	73	57	(12)	29
Others		16,604	(8,278)	8,326	(1,531)	259	(1,790)	(1,252)	(18,541)	2,168

Total	Ps	209,506	(13,845)	195,661	33,963	14,459	19,504	(4,903)	(19,937)	1,706

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

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

The information of equity in income of associates by geographic Operating segment for the years ended December 31, 2014, 2013 and 2012 is included in the note 13A.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Selected	information of the consolidated statements of operations by geographic operating segment – continued

As of December 31, 2014 and 2013, selected balance sheet information by geographic segment was as follows:

2014		Investments in associates	Other segment Assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets [1]
Mexico	Ps	855	75,739	76,594	17,367	59,227	1,177
United States		1,007	228,068	229,075	15,420	213,655	2,738
Northern Europe
United Kingdom		104	29,780	29,884	16,736	13,148	626
Germany		61	12,383	12,444	7,683	4,761	389
France		544	14,019	14,563	5,960	8,603	362
Rest of Northern Europe		73	16,791	16,864	4,541	12,323	353
Mediterranean
Spain		77	21,343	21,420	2,583	18,837	166
Egypt		—	7,914	7,914	4,182	3,732	418
Rest of Mediterranean		5	11,364	11,369	4,518	6,851	289
South America and the Caribbean
Colombia		—	15,949	15,949	9,447	6,502	1,378
Rest of South America and the Caribbean		24	18,341	18,365	3,361	15,004	766
Asia
Philippines		3	9,567	9,570	1,931	7,639	705
Rest of Asia		—	1,871	1,871	751	1,120	49
Others		6,807	42,272	49,079	272,310	(223,231)	70

Total	Ps	9,560	505,401	514,961	366,790	148,171	9,486

2013		Investments in associates	Other segment Assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets [1]
Mexico	Ps	821	75,948	76,769	16,230	60,539	1,182
United States		920	205,487	206,407	11,259	195,148	2,237
Northern Europe
United Kingdom		190	28,512	28,702	12,710	15,992	567
Germany		59	12,845	12,904	6,891	6,013	556
France		539	14,629	15,168	4,839	10,329	482
Rest of Northern Europe		74	18,089	18,163	4,400	13,763	505
Mediterranean
Spain		15	23,362	23,377	2,539	20,838	151
Egypt		—	7,498	7,498	3,402	4,096	314
Rest of Mediterranean		6	10,646	10,652	3,711	6,941	299
South America and the Caribbean
Colombia		—	17,285	17,285	9,948	7,337	934
Rest of South America and the Caribbean		24	16,681	16,705	3,233	13,472	594
Asia
Philippines		3	7,716	7,719	1,296	6,423	451
Rest of Asia		—	2,116	2,116	711	1,405	74
Others		6,371	46,294	52,665	266,643	(213,978)	63

Total	Ps	9,022	487,108	496,130	347,812	148,318	8,409

1	In 2014 and 2013, the total “Additions to fixed assets “includes capital expenditures of approximately Ps8,866 and Ps7,769, respectively (note 14).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Total consolidated liabilities as of December 31, 2014 and 2013 included debt of Ps205,834 and Ps190,980, respectively. Of such balances, as of December 31, 2014 and 2013, 59% and 49% was in the Parent Company, 8% and 17% was in Spain, 32% and 32% was in finance subsidiaries in the Netherlands, Luxembourg and the United States, and 1% and 2% was in other countries, respectively. As mentioned above, the Parent Company and the finance subsidiaries mentioned above are included within the segment “Others”.

Net sales by product and geographic segment for the years ended December 31, 2014, 2013 and 2012 were as follows:

2014		Cement	Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	Ps	27,667	12,855	2,963	9,056	(11,272)	41,269
United States		17,937	21,490	9,886	12,294	(12,512)	49,095
Northern Europe
United Kingdom		3,824	6,666	6,128	7,929	(7,476)	17,071
Germany		4,883	6,600	4,042	2,434	(5,068)	12,891
France		—	10,826	4,585	215	(2,712)	12,914
Rest of Northern Europe		5,305	5,753	2,427	893	(2,399)	11,979
Mediterranean
Spain		3,856	783	168	359	(1,008)	4,158
Egypt		6,402	542	19	318	(170)	7,111
Rest of Mediterranean		2,289	7,082	1,755	996	(1,922)	10,200
South America and the Caribbean
Colombia		9,544	4,964	1,547	770	(3,584)	13,241
Rest of South America and the Caribbean		13,123	3,417	712	690	(3,515)	14,427
Asia
Philippines		5,849	48	—	27	(14)	5,910
Rest of Asia		998	1,099	94	102	(30)	2,263
Others		—	—	—	11,605	(4,111)	7,494

Total	Ps	101,677	82,125	34,326	47,688	(55,793)	210,023

2013		Cement	Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	Ps	26,497	12,228	2,580	9,924	(11,804)	39,425
United States		15,296	18,589	8,764	10,793	(10,988)	42,454
Northern Europe
United Kingdom		3,387	5,699	4,856	6,952	(6,526)	14,368
Germany		4,460	6,386	3,972	2,524	(4,603)	12,739
France		—	11,244	4,378	189	(2,418)	13,393
Rest of Northern Europe		5,377	5,775	2,186	619	(2,529)	11,428
Mediterranean
Spain		3,057	678	174	368	(624)	3,653
Egypt		5,718	403	18	128	(102)	6,165
Rest of Mediterranean		2,122	6,214	1,438	911	(1,259)	9,426
South America and the Caribbean
Colombia		8,847	4,474	1,358	630	(2,106)	13,203
Rest of South America and the Caribbean		12,677	3,240	651	552	(3,436)	13,684
Asia
Philippines		5,040	10	—	23	(6)	5,067
Rest of Asia		977	1,166	143	101	(57)	2,330
Others		—	—	—	16,605	(8,279)	8,326

Total	Ps	93,455	76,106	30,518	50,319	(54,737)	195,661

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Net sales by product and geographic segment – continued

2012		Cement	Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	Ps	29,229	12,927	2,478	10,090	(11,737)	42,987
United States		14,372	16,653	8,215	11,204	(10,247)	40,197
Northern Europe
United Kingdom		3,404	5,628	5,064	7,345	(6,821)	14,620
Germany		4,546	6,264	3,882	3,283	(4,522)	13,453
France		—	11,181	4,112	312	(2,281)	13,324
Rest of Northern Europe		5,103	6,066	2,155	892	(2,244)	11,972
Mediterranean
Spain		3,829	965	316	397	(821)	4,686
Egypt		5,461	463	24	525	(281)	6,192
Rest of Mediterranean		1,910	5,130	1,187	1,018	(1,122)	8,123
South America and the Caribbean
Colombia		8,911	4,102	1,351	897	(3,329)	11,932
Rest of South America and the Caribbean		12,832	3,337	619	703	(2,892)	14,599
Asia
Philippines		4,702	—	1	2	(1)	4,704
Rest of Asia		954	1,320	102	92	(38)	2,430
Others		—	—	—	15,153	(7,336)	7,817

Total	Ps	95,253	74,036	29,506	51,913	(53,672)	197,036

5)	DEPRECIATION AND AMORTIZATION

Depreciation and amortization recognized during 2014, 2013 and 2012 is detailed as follows:

			2014	2013	2012
Depreciation and amortization expense related to assets used in the production process	Ps		12,912	13,048	14,182
Depreciation and amortization expense related to assets used in administrative and selling activities			1,545	1,411	3,323

		Ps	14,457	14,459	17,505

6)	OTHER EXPENSES, NET

“Other expenses, net” in 2014, 2013 and 2012, consisted of the following:

		2014	2013	2012
Impairment losses and effects from assets held for sale (notes 11, 12, 13B, 14 and 15) [1]	Ps	(3,867)	(1,591)	(1,661)
Restructuring costs [2]		(546)	(963)	(3,079)
Charitable contributions		(18)	(25)	(100)
Results from the sale of assets and others, net		(697)	(2,324)	(650)

	Ps	(5,128)	(4,903)	(5,490)

1	In 2014, includes impairment losses on inventory of Ps292, as well as aggregate impairment losses from assets reclassified to held for sale for approximately Ps2,392, both in connection with the projected sale transactions in the western region of Germany and in Andorra, Spain (notes 11, 12 and 15B).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Other	expenses, net – continued

2	In 2014, 2013 and 2012, restructuring costs mainly refer to severance payments. During 2012, in connection with the 10-year services agreement with IBM (note 23C), CEMEX recognized one-time restructuring costs of approximately US$138 (Ps1,818), of which, approximately US$54 (Ps710) were related to severance payments for termination of employees’ employment.

7)	OTHER FINANCIAL INCOME, NET

“Other financial income, net” in 2014, 2013 and 2012, is detailed as follows:

		2014	2013	2012
Financial income	Ps	324	424	620
Results from financial instruments, net (notes 13B and 16D)		(874)	2,075	178
Foreign exchange results		3,920	57	1,142
Effects of net present value on assets and liabilities and others, net		(875)	(850)	(963)

	Ps	2,495	1,706	977

8)	CASH AND CASH EQUIVALENTS

As of December 31, 2014 and 2013, consolidated cash and cash equivalents consisted of:

		2014	2013
Cash and bank accounts	Ps	9,577	5,007
Fixed-income securities and other cash equivalents [1]		3,012	10,169

	Ps	12,589	15,176

1	As of December 31, 2013, this caption included approximately Ps3,734 of cash that was used for payment of CEMEX Finance Europe B.V.’s 4.75% notes payment due on March 2014. As of December 31, 2014 and 2013, this caption included restricted deposits related to insurance contracts of approximately Ps31 and Ps34, respectively.

Based on net settlement agreements, the balance of cash and cash equivalents excludes deposits in margin accounts that guarantee several obligations of CEMEX of approximately Ps695 in 2014 and Ps564 in 2013, which were offset against the corresponding obligations of CEMEX with the counterparties, considering CEMEX’s right, ability and intention to settle the amounts on a net basis.

9)	TRADE ACCOUNTS RECEIVABLE

As of December 31, 2014 and 2013, consolidated trade accounts receivable consisted of:

		2014	2013
Trade accounts receivable	Ps	28,810	27,775
Allowances for doubtful accounts		(1,856)	(1,804)

	Ps	26,954	25,971

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Trade	accounts receivable – continued

As of December 31, 2014 and 2013, trade accounts receivable include receivables of Ps11,538 (US$783) and Ps8,487 (US$650), respectively, that were sold under outstanding securitization programs for the sale of trade accounts receivable and/or factoring programs with recourse in Mexico, the United States, France and the United Kingdom. Under the outstanding securitization programs, CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable; therefore, the amounts received are recognized within “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to Ps1,775 in 2014 and Ps1,516 in 2013. Therefore, the funded amount to CEMEX was Ps9,763 (US$662) in 2014 and Ps6,971 (US$534) in 2013, representing the amounts recognized within the line item of “Other financial obligations.” The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to approximately Ps298 (US$22) in 2014, Ps317 (US$25) in 2013 and Ps368 (US$28) in 2012. CEMEX’s securitization programs are negotiated for specific periods and may be renewed at their maturity. The securitization programs outstanding as of December 31, 2014 in Mexico, the United States, France and the United Kingdom mature in March 2017, May 2015, March 2015 and March 2015, respectively.

Allowances for doubtful accounts are established according to the credit history and risk profile of each customer. Changes in the valuation of this caption allowance for doubtful accounts in 2014, 2013 and 2012, were as follows:

		2014	2013	2012
Allowances for doubtful accounts at beginning of period	Ps	1,804	1,766	2,171
Charged to selling expenses		442	561	372
Deductions		(394)	(587)	(595)
Foreign currency translation effects		4	64	(182)

Allowances for doubtful accounts at end of period	Ps	1,856	1,804	1,766

10)	OTHER ACCOUNTS RECEIVABLE

As of December 31, 2014 and 2013, consolidated other accounts receivable consisted of:

		2014	2013
Non-trade accounts receivable [1]	Ps	2,143	2,683
Interest and notes receivable [2]		1,313	1,952
Loans to employees and others		155	154
Refundable taxes		824	2,221

	Ps	4,435	7,010

1	Non-trade accounts receivable are mainly attributable to the sale of assets.
2	Includes Ps161 in 2014 and Ps174 in 2013, representing the short-term portion of a restricted investment related to coupon payments under CEMEX’s perpetual debentures (note 20D).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

11)	INVENTORIES

As of December 31, 2014 and 2013, the consolidated balance of inventories was summarized as follows:

		2014	2013
Finished goods	Ps	6,588	6,153
Work-in-process		3,278	2,825
Raw materials		3,019	3,121
Materials and spare parts		4,768	4,683
Inventory in transit		839	689
Allowance for obsolescence		(418)	(486)

	Ps	18,074	16,985

For the years ended December 31, 2014, 2013 and 2012, CEMEX recognized within cost of sales in the statements of operations, inventory impairment losses of approximately Ps36, Ps6 and Ps44, respectively. In addition, in 2014, CEMEX recognized as part of “Other expenses, net”, impairment losses related to inventories of raw materials of approximately Ps292 that become obsolete as a result of the decision of divesting assets in the western region of Germany (note 15B).

12)	OTHER CURRENT ASSETS

As of December 31, 2014 and 2013, consolidated other current assets consisted of:

		2014	2013
Advance payments	Ps	2,791	2,296
Assets held for sale		6,115	1,610

	Ps	8,906	3,906

As of December 31, 2014 and 2013, the caption of advance payments included advances to suppliers of inventory that were not significant (note 2G). Assets held for sale are stated at their estimated realizable value and include real estate properties received in payment of trade receivables as well as other assets held for sale. In addition, in 2014, assets held for sale include: a) those assets that were divested in the western region of Germany on January 5, 2015 for Ps4,658 (note 15B) and; b) those idle operating assets in Andorra, Spain for Ps451 expected to be sold during the first quarter of 2015 (note 15B). The related assets in the western region of Germany and in Andorra, Spain were recognized at their estimated realizable value, net of costs to sell, and the reclassification from fixed assets to assets held for sale resulted in losses of approximately Ps242, which includes a loss of approximately Ps210 from the proportional reclassification to earnings of currency translation adjustments of the net investment in Germany accrued in equity (note 2D), and Ps2,150, respectively, recognized in 2014 within “Other expenses, net”. During 2014, 2013 and 2012, CEMEX recognized within “Other expenses, net” impairment losses in connection with assets held for sale for approximately Ps55, Ps56 and Ps595, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

13)	INVESTMENTS IN ASSOCIATES AND OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

13A)	INVESTMENTS IN ASSOCIATES

As of December 31, 2014 and 2013, the main investments in common shares of associates were as follows:

	Activity	Country	%	2014			2013
Control Administrativo Mexicano, S.A. de C.V.	Cement	Mexico	49.0		Ps	4,826	4,420
Concrete Supply Co. LLC	Concrete	United States	40.0			765	712
Akmenes Cementas AB	Cement	Lithuania	37.8			546	551
Cancem, S.A. de C.V.	Cement	Mexico	10.3			476	476
ABC Capital, S.A. Institución de Banca Múltiple	Financing	Mexico	43.3			371	411
Trinidad Cement Ltd	Cement	Trinidad and Tobago	20.0			286	307
Lehigh White Cement Company	Cement	United States	24.5			223	184
Société Méridionale de Carrières	Aggregates	France	33.3			221	228
Société d’Exploitation de Carrières	Aggregates	France	50.0			179	163
Industrias Básicas, S.A.	Cement	Panama	25.0			127	128
Société des Ciments Antillais	Cement	French Antilles	26.0			74	74

Other companies	—	—	—			1,466	1,368

					Ps	9,560	9,022

Out of which:
Book value at acquisition date				Ps		3,334	3,236
Changes in stockholders’ equity				Ps		6,226	5,786

As of December 31, 2014 and 2013, there were no written put options granted by CEMEX for the purchase of investments in associates.

During 2013, with the aim of improving its strategic position in Lithuania, CEMEX increased by approximately 4% its equity interest in Akmenes Cementas AB for approximately US$8. In addition, CEMEX holds approximately 11.8% of preferred shares that have no voting rights of Akmenes Cements AB.

In September 2013, CEMEX entered into contribution agreements with Concrete Supply Holding Company (“CSH”). The agreements established a new limited liability company, Concrete Supply Company LLC (“CSC LLC”). As a result, CEMEX recognized assets at fair value for approximately US$54 (Ps712) which represented the assets contributed to CSC LLC, giving CEMEX a 40% non-controlling interest in CSC LLC. CSH also contributed ready mix assets to CSC LLC with a fair value of approximately US$87 (Ps1,147). CSC LLC was formed for the purpose of engaging in the production, sale and distribution of ready-mix concrete within North and South Carolina, United States.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Investments in associates – continued

Equity in net income (loss) of associates by geographic operating segment in 2014, 2013 and 2012 is detailed as follows:

		2014	2013 [1]	2012
Mexico	Ps	242	(6)	92
United States		4	91	343
Northern Europe		60	111	157
Mediterranean		16	16	(90)
Corporate and others		(25)	17	226

	Ps	297	229	728

Combined condensed balance sheet information of CEMEX’s associates as of December 31, 2014 and 2013 is set forth below:

		2014	2013 [1]
Current assets	Ps	15,548	14,192
Non-current assets		39,436	37,974

Total assets		54,984	52,166

Current liabilities		5,838	5,465
Non-current liabilities		18,596	17,531

Total liabilities		24,434	22,996

Total net assets	Ps	30,550	29,170

Combined selected information of the statements of operations of CEMEX’s associates in 2014, 2013 and 2012 is set forth below:

		2014	2013 [1]	2012
Sales	Ps	20,551	19,966	11,693
Operating earnings		2,786	2,024	1,160
Income (loss) before income tax		1,620	928	531
Net income (loss)		945	455	517

1	In 2013, the combined condensed selected information of balance sheet and statements of operations of CEMEX’s associates presented in the tables above did not include the balances and operations of CSC LLC as of and for the three-month period ended December 31, 2013.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

13B)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2014 and 2013, consolidated other investments and non-current accounts receivable were summarized as follows:

		2014	2013
Non-current portion of valuation of derivative financial instruments	Ps	4,816	6,274
Non-current accounts receivable and other investments [1]		4,933	4,983
Investments available-for-sale [2]		246	340
Investments held for trading [3]		322	463

	Ps	10,317	12,060

1	Includes, among other items: a) advances to suppliers of fixed assets of approximately Ps143 in 2014 and Ps138 in 2013; and b) the non-current portion of a restricted investment used to pay coupons under the perpetual debentures (note 20D) of approximately Ps200 in 2014 and Ps326 in 2013. CEMEX recognized impairment losses of non-current accounts receivable in the United Kingdom of approximately Ps16 in 2014, and the United States of approximately Ps14 in 2013 and Ps90 in 2012.
2	This line item includes an investment in CPOs of Axtel, S.A.B. de C.V. (“Axtel”).
3	This line item refers to investments in private funds. In 2014 and 2013, no contributions were made to such private funds.

14)	PROPERTY, MACHINERY AND EQUIPMENT, NET

As of December 31, 2014 and 2013, consolidated property, machinery and equipment, net and the changes in such line item during 2014, 2013 and 2012, were as follows:

		2014
		Land and mineral reserves [1]	Building [1]	Machinery and equipment [2]	Construction in progress	Total
Cost at beginning of period	Ps	75,415	41,531	179,905	12,817	309,668
Accumulated depreciation and depletion		(8,675)	(14,657)	(80,619)	—	(103,951)

Net book value at beginning of period		66,740	26,874	99,286	12,817	205,717
Capital expenditures		675	566	7,625	—	8,866
Additions through capital leases		—	—	108	—	108
Stripping costs		512	—	—	—	512

Total additions		1,187	566	7,733	—	9,486
Disposals [3]		(548)	(367)	(1,294)	(252)	(2,461)
Reclassifications [4]		(1,116)	(257)	(5,416)	(39)	(6,828)
Depreciation and depletion for the period		(1,888)	(1,778)	(9,283)	—	(12,949)
Impairment losses		(271)	(202)	(116)	—	(589)
Foreign currency translation effects		4,571	1,667	3,360	954	10,552

Cost at end of period		78,511	43,473	185,629	13,480	321,093
Accumulated depreciation and depletion		(9,836)	(16,970)	(91,359)	—	(118,165)

Net book value at end of period	Ps	68,675	26,503	94,270	13,480	202,928

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Property, machinery and equipment, net – continued

		2013
		Land and mineral reserves [1]	Building [1]	Machinery and equipment [2]	Construction in progress	Total	2012
Cost at beginning of period	Ps	76,620	40,316	176,720	14,276	307,932	324,580
Accumulated depreciation and depletion		(7,681)	(12,703)	(74,473)	—	(94,857)	(90,237)

Net book value at beginning of period		68,939	27,613	102,247	14,276	213,075	234,343
Capital expenditures		961	632	6,176	—	7,769	7,899
Additions through capital leases		—	38	103	—	141	2,025
Stripping costs		499	—	—	—	499	439
Capitalization of financial expense		—	—	—	—	—	102

Total additions		1,460	670	6,279	—	8,409	10,465
Disposals [3]		(1,014)	(471)	(1,465)	(10)	(2,960)	(3,381)
Reclassifications [4]		(317)	(98)	(246)	(4)	(665)	(1,102)
Depreciation and depletion for the period		(1,501)	(1,873)	(9,758)	—	(13,132)	(14,392)
Impairment losses		(240)	(96)	(1,022)	—	(1,358)	(542)
Foreign currency translation effects		(587)	1,129	3,251	(1,445)	2,348	(12,316)

Cost at end of period		75,415	41,531	179,905	12,817	309,668	307,932
Accumulated depreciation and depletion		(8,675)	(14,657)	(80,619)	—	(103,951)	(94,857)

Net book value at end of period	Ps	66,740	26,874	99,286	12,817	205,717	213,075

1	Includes corporate buildings and related land sold to financial institutions during 2012 and 2011, which were leased back, without incurring any change in the carrying amount of such assets or gain or loss on the transactions. The aggregate carrying amount of these assets as of December 31, 2014 and 2013 was approximately Ps1,953 and Ps2,041, respectively.
2	Includes assets, mainly mobile equipment, acquired through capital leases, which carrying amount as of December 31, 2014 and 2013 was approximately Ps108 and Ps141, respectively.
3	In 2014, the sales of non-strategic fixed assets in the United States, the United Kingdom and Ireland for Ps757, Ps539 and Ps537, respectively. In 2013, includes sales of non-strategic fixed assets in Mexico, the United States, and United Kingdom for Ps680, Ps702 and Ps920, respectively. In 2012, includes sales of non-strategic fixed assets in the United States, the United Kingdom and Mexico for Ps384, Ps1,129 and Ps1,160, respectively.
4	In 2014, refers primarily to the reclassification to assets held for sale in connection with the agreement to divest assets in the western region of Germany and in Andorra, Spain (notes 12 and 15B) for Ps3,956 and Ps2,601, respectively. In 2013, as described in note 13A, CEMEX contributed fixed assets to its associate Concrete Supply Co., LLC for approximately Ps445. In 2012, due to decision to dispose of certain components of CGUs in the United States, CEMEX reclassified approximately Ps1,102 of fixed assets associated with such CGUs to assets held for sale (note 12).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Property, machinery and equipment, net – continued

CEMEX has significant balances of property, machinery and equipment. As of December 31, 2014 and 2013, the consolidated balances of property, machinery and equipment, net, represented approximately 39.4% and 41.5%, respectively, of CEMEX’s total consolidated assets. As a result of impairment tests conducted on several CGUs considering certain triggering events, mainly: a) the closing and/or reduction of operations of cement and ready-mix concrete plants resulting from adjusting the supply to current demand conditions; and b) the transferring of installed capacity to more efficient plants, for the years ended December 31, 2014, 2013 and 2012, CEMEX adjusted the related fixed assets to their estimated value in use in those circumstances in which the assets would continue in operation based on estimated cash flows during the remaining useful life, or to their realizable value, in case of permanent shut down, and recognized impairment losses (note 2K) during 2014, 2013 and 2012 in the following countries and for the following amounts:

		2014	2013	2012
Mexico	Ps	221	36	203
Spain		125	917	—
United States		108	134	71
United Kingdom		59	—	—
Germany		19	59	128
Bangladesh		14	—	—
Puerto Rico		—	187	—
Latvia		—	2	38
Ireland		—	—	64
Other countries		43	23	38

	Ps	589	1,358	542

15)	GOODWILL AND INTANGIBLE ASSETS

15A)	BALANCES AND CHANGES DURING THE PERIOD

As of December 31, 2014 and 2013, consolidated goodwill, intangible assets and deferred charges were summarized as follows:

			2014				2013

			Cost	Accumulated amortization	Carrying amount		Cost	Accumulated amortization	Carrying Amount
Intangible assets of indefinite useful life:
Goodwill	Ps		160,544	—	160,544	Ps	144,457	—	144,457
Intangible assets of definite useful life:
Extraction rights			30,677	(3,347)	27,330		27,550	(2,554)	24,996
Industrial property and trademarks			267	(145)	122		248	(108)	140
Customer relationships			5,405	(4,012)	1,393		4,829	(3,090)	1,739
Mining projects			1,746	(245)	1,501		1,562	(221)	1,341
Others intangible assets			8,563	(5,969)	2,594		7,023	(4,756)	2,267

		Ps	207,202	(13,718)	193,484	Ps	185,669	(10,729)	174,940

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Balances	and changes during the period – continued

The amortization of intangible assets of definite useful life was approximately Ps1,508 in 2014, Ps1,327 in 2013 and Ps3,113 in 2012, and was recognized within operating costs and expenses.

Goodwill

Changes in consolidated goodwill in 2014, 2013 and 2012 were as follows:

		2014	2013	2012
Balance at beginning of period	Ps	144,457	142,444	152,674
Disposals and cancellations [1]		—	—	(323)
Reclassification to assets held for sale [2]		—	—	(212)
Foreign currency translation effects		16,087	2,013	(9,695)

Balance at end of period	Ps	160,544	144,457	142,444

1	In 2012, due to the decision to sell certain milling assets from CEMEX’s operations in Spain to its operations in Colombia, CEMEX cancelled approximately Ps323 of goodwill in Spain associated with the original acquisition of the entity that held the assets against other expenses, net.
2	In 2012, due to the classification of certain CGUs in the United States to assets held for sale, considering the historical average Operating EBITDA generation of such CGUs, CEMEX allocated approximately Ps212 of goodwill related to the groups of CGUs to which goodwill had been allocated in such country to the fair value less cost to sale associated with such assets recognized in assets held for sale (note 12).

Intangible	assets of definite life

Changes in intangible assets of definite life in 2014, 2013 and 2012 were as follows:

		2014
		Extraction rights	Industrial property and trademarks	Customer relations	Mining Projects	Others [1]	Total
Balance at beginning of period	Ps	24,996	140	1,739	1,341	2,267	30,483
Additions (disposals), net [1]		118	605	—	(19)	(51)	653
Amortization		(624)	(134)	(509)	(45)	(196)	(1,508)
Reclassification to assets held for sale		—	—	(5)	—	—	(5)
Foreign currency translation effects		2,840	(489)	168	224	574	3,317

Balance at the end of period	Ps	27,330	122	1,393	1,501	2,594	32,940

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Intangible	assets of definite life – continued

		2013
		Extraction rights	Industrial property and trademarks	Customer relations	Mining Projects	Others [1]	Total	2012
Balance at beginning of period	Ps	25,174	353	2,256	1,079	1,684	30,546	35,971
Additions (disposals), net [1]		(110)	(69)	(9)	537	185	534	(500)
Reclassification to assets held for sale		—	—	(13)	—	(35)	(48)	—
Amortization		(447)	(295)	(498)	(53)	(34)	(1,327)	(3,113)
Impairment losses		—	(5)	(29)	—	(129)	(163)	(111)
Foreign currency translation effects		379	156	32	(222)	596	941	(1,701)

Balance at the end of period	Ps	24,996	140	1,739	1,341	2,267	30,483	30,546

1	As of December 31, 2014 and 2013, “Others” includes the carrying amount of internal-use software of approximately Ps1,560 and Ps984, respectively. Capitalized direct costs incurred in the development stage of internal-use software, such as professional fees, direct labor and related travel expenses, amounted to approximately Ps702 in 2014, Ps562 in 2013 and Ps352 in 2012.

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

On October 31, 2014, CEMEX announced the signing of binding agreements with Holcim Ltd. (“Holcim”), a global producer of building materials based in Switzerland. Pursuant to these agreements, CEMEX and Holcim agreed to conduct a series of related transactions, finally executed on January 5, 2015 (note 26) after customary conditions precedent were concluded, with retrospective effects as of January 1, 2015, by means of which: a) in the Czech Republic, CEMEX acquired all of Holcim’s assets, including a cement plant, four aggregates quarries and 17 ready-mix plants for approximately €115 (US$139 or Ps2,049); b) in Germany, CEMEX sold to Holcim its assets in the western region of the country, consisting of one cement plant, two cement grinding mills, one slag granulator, 22 aggregates quarries and 79 ready-mix plants for approximately €171 (US$207 or Ps3,047), while CEMEX maintained its operations in the north, east and south of the country; and c) in Spain, CEMEX acquired from Holcim one cement plant in the southern part of the country with a production capacity of

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Main acquisitions and divestitures during the reported periods – continued

850 thousand tons, and one cement mill in the central part of the country with grinding capacity of 900 thousand tons, among other related assets for approximately €89 (US$108 or Ps1,592); and d) CEMEX agreed a final payment in cash, after combined debt and working capital adjustments agreed with Holcim, of approximately €33 (US$40 or Ps594). Holcim kept its other operations in Spain. Initially, it was announced that Holcim would contribute all its operations in the country to CEMEX España Operaciones, S.L. (“CEMEX España Operaciones”), CEMEX’s operating subsidiary in the country, in exchange for approximately 25% of the resulting combined entity’s common stock, reflecting at the time the relative estimated fair value of the net assets to be contributed, while CEMEX would hold a 75% equity interest in CEMEX España Operaciones but the scope was modified. The aforementioned transactions were authorized by european competition authorities in Germany, Spain and the Czech Republic in which the transaction in this country is concerned. As of December 31, 2014, the related CEMEX’s net assets in the western region of Germany were reclassified to assets and liabilities held for sale at their expected selling price less certain costs for disposal (notes 12 and 17).

In Germany, the operations of the net assets sold by CEMEX to Holcim on January 5, 2015 were consolidated by CEMEX line-by-line for all the periods presented. CEMEX measured the materiality of such net assets using a threshold of 5% of consolidated net sales, operating earnings before other expenses, net gain (loss) and total assets. Considering the results of the quantitative tests and its remaining ongoing operations in its operating segment in Germany, CEMEX concluded that the net assets sold in Germany did not reach the materiality thresholds to be classified as discontinued operations. The results of CEMEX’s quantitative tests for the years ended December 31, 2014, 2013 and 2012 were as follows:

Millions of U.S. dollars		2014	2013	2012
Net sales
CEMEX consolidated	US$	15,709	15,227	14,984
German assets held for sale		498	474	479

		3.2%	3.1%	3.2%

Operating earnings before other expenses, net
CEMEX consolidated	US$	1,659	1,518	1,293
German assets held for sale		17	8	(12)

		1.0%	0.5%	N/A

Consolidated net income (loss)
CEMEX consolidated	US$	(425)	(748)	(862)
German assets held for sale		9	(1)	(17)

		N/A	0.1%	1.9%

Total assets
CEMEX consolidated	US$	34,936	38,018
German assets held for sale		316	374

		0.9%	1.0%

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Main acquisitions and divestitures during the reported periods – continued

For 2014, 2013 and 2012, selected combined statement of operations information of the assets held for sale in Germany was as follows:

		2014	2013	2012
Net sales	Ps	6,655	6,091	6,301
Operating earnings before other expenses, net		227	98	(157)
Net income (loss)		122	(14)	(217)

As of December 31, 2014, the condensed combined balance sheet of the assets held for sale in Germany was as follows:

		2014
Current assets	Ps	713
Non-current assets		3,945

Total assets		4,658

Current liabilities		595
Non-current liabilities		1,016

Total liabilities		1,611

Total net assets	Ps	3,047

As of December 31, 2014, CEMEX was in negotiations with an international investor to sell its idle operating assets in Andorra, Spain for approximately €25 (US$31 or Ps451). After certain conditions precedent, the transaction is expected to be finalized during the first quarter of 2015. The related assets were reclassified to assets held for sale (notes 12 and 14). Subject to further negotiation, CEMEX may provide decommissioning services to the third party for an estimated additional amount of €15 (US$18 or Ps268).

As of December 2014, CEMEX sold significantly all the operating assets of Readymix plc (“Readymix”), CEMEX’s main operating subsidiary in the Republic of Ireland, and an indirect subsidiary of CEMEX España, for €19 (US$23 or Ps339), recognizing a loss on sale of approximately €14 (US$17 or Ps250). Previously, on May 17, 2012, and after compliance with applicable regulations in such country, CEMEX acquired the 38.8% non-controlling interest held by third parties for €0.25 per share in cash or approximately €11 (US$15 or Ps187). The listing and trading of Readymix’s shares on the Irish Stock Exchange was cancelled beginning on May 18, 2012.

On November 15, 2012, as described in note 20D, and giving effect to the put option granted to the initial purchasers in December 2012, CEMEX sold a non-controlling interest of 26.65% in CEMEX Latam Holdings, S.A, a direct subsidiary of CEMEX España S.A, (“CEMEX España”) for a net amount of approximately US$960 (Ps12,336).

On October 12, 2012, in a private transaction, CEMEX made the final payment in connection with the acquisition, initiated in April 2012, of the 49% non-controlling interest in an indirect holding company of Global Cement, S.A., which on May 23, 2013 changed its name to CEMEX Guatemala, S.A., CEMEX’s main operating subsidiary in Guatemala, for a total amount of approximately US$54 (Ps694), recognizing a reduction in the line item “Other equity reserves” of approximately US$32 (Ps411).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

15C)	ANALYSIS OF GOODWILL IMPAIRMENT

As of December 31, 2014 and 2013, goodwill balances allocated by operating segment were as follows:

		2014	2013
United States	Ps	125,447	111,064
Mexico		6,648	6,399
Northern Europe
United Kingdom		4,905	4,559
France		3,717	3,638
Czech Republic		456	428
Mediterranean
Spain		9,577	8,845
United Arab Emirates		1,460	1,370
Egypt		231	231
SA&C
Colombia		5,225	5,289
Dominican Republic		208	215
Rest of SA&C 1		786	743
Asia
Philippines		1,478	1,317
Others
Other reporting segments [2]		406	359

	Ps	160,544	144,457

1	This caption refers to the operating segments in the Caribbean, Argentina, Costa Rica and Panama.
2	This caption is primarily associated with Neoris N.V., CEMEX’s subsidiary involved in the sale of information technology and services.

CEMEX is engaged in the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials. The geographic operating segments reported by CEMEX (note 4) represent CEMEX’s groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment. Correspondingly, each of CEMEX’s geographic operating segments is comprised of CEMEX’s operations in a country. Each country or operating segment is, in turn, comprised of a lower level of CGUs, which are not larger than an operating segment, identified by CEMEX as geographical zones within the country in which all main business activities are conducted. For purposes of goodwill impairment tests, all cash-generating units within a country are aggregated, as goodwill is allocated at that level. In order to arrive at these conclusions, CEMEX evaluated: a) that after the acquisition, goodwill is allocated at the level of the reportable operating segment and represents the lowest level within CEMEX at which goodwill is monitored for internal management purposes and reflects the way CEMEX manages its operations and allocates resources; b) that the cash-generating units that comprise the reported segment have similar economic characteristics; c) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information systems; d) the homogeneous nature of the items produced and traded in each cash-generating unit, which are all used by the construction industry; e) the vertical integration in the value chain of the products comprising each component; f) the type of clients, which are substantially similar in all components; g) the operative integration among components; and h) that the compensation system of a specific country is based on the consolidated results of the geographic operating segment and not on the particular results of the components. Considering

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Analysis of goodwill impairment – continued

materiality for disclosure purposes, in note 15C, certain balances of goodwill were presented for Rest of Northern Europe or Rest of South America and the Caribbean, but this does not represent that goodwill was tested at a level higher than for operations in an individual country.

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

During the last quarter of 2014, 2013 and 2012, CEMEX performed its annual goodwill impairment test. Based on these analyses, CEMEX did not determine impairment losses of goodwill in any of the reported periods.

CEMEX’s pre-tax discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances were as follows:

	Discount rates			Growth rates
Groups of CGUs	2014	2013	2012	2014	2013	2012
United States	8.7%	9.8%	9.9%	2.5%	2.5%	2.5%
Spain	10.1%	11.4%	11.5%	2.0%	2.3%	2.5%
Mexico	9.7%	10.9%	10.7%	3.8%	3.8%	3.0%
Colombia	9.7%	10.9%	10.7%	3.0%	4.2%	3.5%
France	9.2%	10.7%	10.3%	1.7%	1.7%	1.9%
United Arab Emirates	10.4%	12.2%	13.3%	3.4%	3.4%	3.6%
United Kingdom	9.0%	10.5%	10.3%	2.4%	2.1%	2.7%
Egypt	11.6%	13.0%	13.5%	4.0%	4.0%	4.0%
Range of discount rates in other countries	9.2% - 14.0%	11.0% - 12.3%	11.1% - 13.3%	2.1% - 4.9%	2.4% - 5.0%	3.4% - 4.0%

As of December 31, 2014, the discount rates used by CEMEX in its cash flows projections generally decreased from the values determined in 2013, mainly as a result of the reduction of the funding cost observed in the industry as compared to the prior year and the reduction in the risk free rate, significant assumptions in the determination of the discount rates. The funding cost decreased from 7.0% in 2013 to 6.1% in 2014, while the risk free rate decreased from 3.7% in 2013 to 3.1% in 2014. As of December 31, 2013, the discount rates changed slightly from the values determined in 2012, in each case mainly as a result of variations in the country specific sovereign yield as compared to the prior year. In respect to long-term growth rates, following general

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Analysis of goodwill impairment – continued

practice under IFRS, CEMEX uses country specific rates, which are mainly obtained from the Consensus Economics, a compilation of analysts’ forecast worldwide, or from the International Monetary Fund when the first are not available for a specific country.

In connection with the assumptions included in the table above, CEMEX made sensitivity analyses to changes in assumptions, affecting the value in use of all groups of CGUs with an independent reasonable possible increase of 1% in the pre-tax discount rate, and an independent possible decrease of 1% in the long-term growth rate. In addition, CEMEX performed cross-check analyses for reasonableness of its results using multiples of Operating EBITDA. In order to arrive at these multiples, which represent a reasonableness check of the discounted cash flow models, CEMEX determined a weighted average multiple of Operating EBITDA to enterprise value observed in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of CGUs to which goodwill has been allocated. CEMEX considered an industry weighted average Operating EBITDA multiple of 9.5 times in 2014 and 10.3 times in 2013 and 2012. CEMEX’s own Operating EBITDA multiple was 10.9 times in 2014, 11.6 times in 2013 and 10.6 times in 2012. The lowest multiple observed in CEMEX’s benchmark was 6.0 times in 2014 and 7.2 times in 2013 and 2012, and the highest being 16.4 times in 2014, 20.9 times in 2013 and 21.3 times in 2012.

As of December 31, 2014 and 2013, none of CEMEX’s sensitivity analyses resulted in a relative impairment risk in CEMEX’s operating segments. Whereas, as of December 31, 2012, the impairment charges resulting from the sensitivity analyses that would have resulted from an independent change of each one of the variables and/or by the use of multiples of Operating EBITDA, regarding the operating segment that presented a relative impairment risk, would have been as follows:

As of December 31, 2012			Sensitivity analysis
(Amounts in millions)		Recognized impairment charges	Discount rate + 1pt	Long-term growth rate - 1pt	Multiples of Operating EBITDA
Spain	U.S.$	—	99	—	39
United Arab Emirates		—	8	—	—

CEMEX continually monitors the evolution of the specific CGUs to which goodwill has been allocated that have presented relative goodwill impairment risk in any of the reported periods and, in the event that the relevant economic variables and the related cash flows projections would be negatively affected, it may result in a goodwill impairment loss in the future.

CEMEX maintains a market capitalization significantly lower than its levels prior to the 2008 global crisis, which CEMEX believes is due to factors such as: a) the contraction of the global construction industry and mainly in the United States, which has experienced a continued slow recovery after the crisis of 2008, that has significantly affected CEMEX’s operations in such country and consequently its overall generation of cash flows; b) CEMEX’s significant amount of consolidated debt and its operation since August 2009 under agreements with its main creditors (note 16A), considering the high uncertainty perceived by stakeholders regarding CEMEX’s odds of successfully achieving the different milestones established with its main creditors; and c) the transfer of capital, mainly due to high volatility generated by continued liquidity problems in certain European countries, from variable income securities in developing countries such as Mexico to fixed income securities in developed countries such as the United States. The market price of CEMEX’s CPO has recovered significantly after CEMEX’s renegotiation of September 2012 (note 16A). In dollar terms, CEMEX’s market

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Analysis of goodwill impairment – continued

capitalization increased by 25% in 2013 compared to 2012, to approximately US$13.5 billion (Ps176.1 billion), and decreased approximately 6% in 2014 compared to 2013 to approximately US$12.7 billion (Ps186.8 billion), due to a significant depreciation of the peso against the dollar during the last quarter of 2014, as part of a general appreciation of the dollar against all major currencies in the world during such period. During 2014 the Mexican peso depreciated 13% against the dollar.

As of December 31, 2014 and 2013, Goodwill allocated to the United States accounted for approximately 78% and 77%, respectively, of CEMEX’s total amount of consolidated goodwill. In connection with CEMEX’s determination of value in use relative to its groups of CGUs in the United States in the reported periods, CEMEX has considered several factors, such as the historical performance of such operating segment, including operating losses in recent years, the long-term nature of CEMEX’s investment, the recent signs of recovery in the construction industry, the significant economic barriers for new potential competitors considering the high investment required, and the lack of susceptibility of the industry to technology improvements or alternate construction products, among other factors. CEMEX has also considered recent developments in its operations in the United States, such as the increases in ready-mix concrete volumes of approximately 2% in 2014, 8% in 2013 and 20% in 2012, and the increases in ready-mix concrete prices of approximately 8% in 2014, 6% in 2013 and 4% in 2012, which are key drivers for cement consumption and CEMEX’s profitability, and which trends are expected to continue over the next few years, as anticipated in CEMEX’s cash flow projections.

16)	FINANCIAL INSTRUMENTS

16A)	SHORT-TERM AND LONG-TERM DEBT

As of December 31, 2014 and 2013, CEMEX´s consolidated debt summarized by interest rates and currencies, was as follow:

		2014				2013
		Short-Term	Long-Term	Total		Short-Term	Long-Term	Total
Floating rate debt	Ps	11,042	54,529	65,571	Ps	82	70,707	70,789
Fixed rate debt		3,465	136,798	140,263		3,877	116,314	120,191

	Ps	14,507	191,327	205,834	Ps	3,959	187,021	190,980

Effective rate [1]
Floating rate		5.2%	4.4%			3.9%	4.9%
Fixed rate		8.8%	7.3%			4.7%	8.5%

		2014					2013
Currency		Short-term	Long-term	Total	Effective rate [1]		Short-Term	Long-Term	Total	Effective rate [1]
Dollars	Ps	14,439	165,999	180,438	6.6%	Ps	125	163,632	163,757	7.2%
Euros		23	23,783	23,806	5.5%		3,765	20,895	24,660	6.2%
Pesos		—	1,495	1,495	6.5%		—	2,413	2,413	7.4%
Other currencies		45	50	95	4.8%		69	81	150	4.7%

	Ps	14,507	191,327	205,834		Ps	3,959	187,021	190,980

1	Represents the weighted average effective interest rate.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Consolidated debt – continued

As of December 31, 2014 and 2013, CEMEX´s consolidated debt summarized by type of instrument, was as follow:

2014		Short- term	Long- term	2013		Short- term	Long- term
Bank loans				Bank loans
Loans in foreign countries, 2015 to 2018	Ps	7	223	Loans in Mexico, 2014 to 2017	Ps	—	1,090
Syndicated loans, 2015 to 2019		—	47,018	Loans in foreign countries, 2014 to 2018		6	1,234

		7	47,241	Syndicated loans, 2014 to 2017		—	53,102

						6	55,426

Notes payable				Notes payable
Notes payable in Mexico, 2015 to 2017		—	614	Notes payable in Mexico, 2014 to 2017		—	589
Medium-term notes, 2015 to 2025		—	155,470	Medium-term notes, 2014 to 2022		—	132,702
Other notes payable, 2015 to 2025		94	2,408	Other notes payable, 2014 to 2025		87	2,170

		94	158,492			87	135,461

Total bank loans and notes payable		101	205,733	Total bank loans and notes payable		93	190,887
Current maturities		14,406	(14,406)	Current maturities		3,866	(3,866)

	Ps	14,507	191,327		Ps	3,959	187,021

As of December 31, 2014 and 2013, discounts, fees and other direct costs incurred in the issuance of CEMEX’s outstanding notes payable for approximately US$155 and US$177, respectively, adjust the balance of notes payable, and are amortized to financing expense over the maturity of the related debt instruments.

Changes in consolidated debt for the years ended December 31, 2014, 2013 and 2012 were as follows:

		2014	2013	2012
Debt at beginning of year	Ps	190,980	178,135	208,471
Proceeds from new debt instruments		72,534	40,661	33,468
Debt repayments		(79,248)	(31,913)	(52,699)
Issuance of debt in exchange for perpetual notes		—	—	4,123
Foreign currency translation and inflation effects		21,568	4,097	(15,228)

Debt at end of year	Ps	205,834	190,980	178,135

As of December 31, 2014 and 2013, as presented in the table above of debt by type of instrument, approximately 23% and 29%, respectively, of CEMEX’s total indebtedness, was represented by bank loans, of which, in 2014, the most significant portion corresponded to those balances under CEMEX’s financing agreement entered into on September 29, 2014 (the “Credit Agreement”) of approximately US$1,286 (Ps18,957) and the financing agreement entered into on September 17, 2012, as amended several times including on October 31, 2014 (the “Facilities Agreement”) of approximately US$1,904 (Ps28,061), both agreements described elsewhere in this note 16A, and in 2013, the most significant portion corresponded to the balance under the Facilities Agreement of approximately US$4,069 (Ps53,102).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Consolidated debt – continued

In addition, as of December 31, 2014 and 2013, as presented in the table above of debt by type of instrument, approximately 77% and 71%, respectively, of CEMEX’s total indebtedness, was represented by notes payable, of which, the most significant portion was long-term in both periods. As of December 31, 2014 and 2013, CEMEX’s long-term notes payable are detailed as follows:

Description	Date of issuance	Issuer [1,2]	Currency	Principal amount	Rate[1]	Maturity date	Repurchased amount	Outstanding amount[3]		2014	2013
July 2025 Notes	02/Apr/03	CEMEX Materials, LLC	Dollar	150	7.70%	21/Jul/25	—	150	Ps	2,344	2,091
January 2025 Notes	11/Sep/14	CEMEX, S.A.B. de C.V.	Dollar	1,100	5.70%	11/Jan/25	—	1,100		16,142	—
April 2024 Notes	01/Apr/14	CEMEX Finance LLC	Dollar	1,000	6.00%	01/Apr/24	—	1,000		14,203	—
October 2022 Notes [13]	12/Oct/12	CEMEX Finance LLC	Dollar	1,500	9.375%	12/Oct/22	—	1,500		21,942	19,414
January 2022 Notes	11/Sep/14	CEMEX, S.A.B. de C.V.	Euro	400	4.75%	11/Jan/22	—	400		7,106	—
January 2021 Notes [9,10]	02/Oct/13	CEMEX, S.A.B. de C.V.	Dollar	1,000	7.25%	15/Jan/21	—	1,000		14,512	12,816
April 2021 Notes	01/Apr/14	CEMEX Finance LLC	Euro	400	5.25%	01/Apr/21	—	400		7,096	—
May 2020 Notes [4,7]	12/May/10	CEMEX España, S.A.	Dollar	1,193	9.25%	12/May/20	(969)	224		3,124	15,351
December 2019 Notes [11]	12/Aug/13	CEMEX, S.A.B. de C.V.	Dollar	1,000	6.50%	10/Dec/19	—	1,000		14,461	12,755
April 2019 USD Notes [14]	28/Mar/12	CEMEX España, S.A.	Dollar	704	9.875%	30/Apr/19	—	704		10,375	9,185
April 2019 Euro Notes [14]	28/Mar/12	CEMEX España, S.A.	Euro	179	9.875%	30/Apr/19	—	179		3,197	3,218
March 2019 Notes [12]	25/Mar/13	CEMEX, S.A.B. de C.V.	Dollar	600	5.875%	25/Mar/19	—	600		8,798	7,775
October 2018 Variable Notes [9,10]	02/Oct/13	CEMEX, S.A.B. de C.V.	Dollar	500	L+475bps	15/Oct/18	—	500		7,348	6,498
June 2018 Notes	17/Sep/12	CEMEX, S.A.B. de C.V.	Dollar	500	9.50%	15/Jun/18	—	500		7,335	6,482
January 2018 Notes [4,7]	11/Jan/11	CEMEX, S.A.B. de C.V.	Dollar	1,650	9.00%	11/Jan/18	(1,089)	561		8,317	21,233
December 2017 Notes [6,9,10]	14/Dec/09	CEMEX Finance LLC	Euro	350	9.625%	14/Dec/17	(350)	—		—	2,318
November 2017 Notes	30/Nov/07	CEMEX, S.A.B. de C.V.	Peso	614	4.40%	17/Nov/17	—	614		614	589
May 2017 Notes [5]	12/May/10	CEMEX España, S.A.	Euro	115	8.875%	12/May/17	(115)	—		—	2,063
September 2015 Variable Notes	05/Apr/11	CEMEX, S.A.B. de C.V.	Dollar	800	L+500bps	30/Sep/15	(16)	784		10,968	9,841
March 2014 Notes [8,12,14]	05/Mar/08	CEMEX Finance Europe	Euro	900	4.75%	05/Mar/14	—	—		—	3,732
Other notes payable										610	100

									Ps	158,492	135,461

1	In all applicable cases the issuer refers to CEMEX España, S.A. acting through its Luxembourg Branch. The letter “L” included above refers to LIBOR, which represents the London Inter-Bank Offered Rate, variable rate used in international markets for debt denominated in U.S. dollars. As of December 31, 2014 and 2013, 3-Month LIBOR rate was 0.2556% and 0.2461%, respectively. The contraction “bps” means basis points. One hundred basis points equal 1%.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Short-term and long-term debt – continued

2	Unless otherwise indicated, all issuances are fully and unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., CEMEX Concretos S.A. de C.V., Empresas Toltecas de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., CEMEX Asia, B.V., CEMEX Corp., CEMEX Egyptian Investments, B.V., CEMEX Egyptian Investments II, B.V., CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG, CEMEX Shipping B.V. and CEMEX UK.
3	Includes all outstanding notes held by CEMEX’s subsidiaries.
4	On October 1, 2014, expired a cash tender offer to purchase up to US$1,175 aggregate principal amount of the January 2018 Notes and of the May 2020 Notes. Pursuant to this tender offer and using a portion of the proceeds from the issuance of the January 2025 Notes, CEMEX completed the purchase of approximately US$593 aggregate principal amount of the January 2018 Notes and approximately US$365 aggregate principal amount of the May 2020 Notes.
5	On May 12, 2014, CEMEX completed the redemption of €115 aggregate principal amount of the May 2017 Notes using a portion of the proceeds from the issuance of the April 2021 Notes.
6	On April 25, 2014, CEMEX completed the redemption of the remaining €130 aggregate principal amount of the December 2017 Notes using a portion of the proceeds from the issuance of the April 2021 Notes.
7	On April 9, 2014, through a cash tender offer using a portion of the proceeds from the issuance of the April 2024 Notes, CEMEX completed the purchase of US$483 aggregate principal amount of the January 2018 Notes and US$597 aggregate principal amount of the May 2020 Notes.
8	On March 5, 2014, using a portion of the proceeds from the issuance of the January 2021 Notes, CEMEX repaid the remaining €247 aggregate principal amount outstanding of the March 2014 Notes at their maturity.
9	On December 14, 2013, subsequent to the tender offers of September 25 described below, CEMEX completed the redemption of all of the outstanding US$355 principal amount of 9.50% Senior Secured Notes due 2016 (the “2016 Notes”) issued by CEMEX Finance LLC and the redemption of approximately €39 of the then outstanding €169 aggregate principal amount of the December 2017 Notes.
10	On September 25, 2013, in connection with the proceeds obtained from the issuance of the October 2018 Variable Notes and of the January 2021 Notes, CEMEX commenced tender offers to purchase any and all of US$825 aggregate principal amount outstanding of the 2016 Notes and to purchase up to €150, further increased €220 on October 3, 2013, of the December 2017 Notes. The remainder was used for general corporate purposes, including the repayment at maturity of the March 2014 Notes. The tender offers resulted in the purchase of approximately US$470 principal amount of the 2016 Notes and approximately €181 principal amount of the December 2017 Notes.
11	On August 5, 2013, in connection with the issuance of the December 2019 Notes, CEMEX commenced a tender offer to purchase up to US$925 of the then outstanding amount of the 2016 Notes. The tender offer resulted in the purchase of US$925 principal amount of the 2016 Notes.
12	In March 2013, in connection with the issuance of the March 2019 Notes, CEMEX used the proceeds from the offering for the repayment of US$55 of the remaining indebtedness under CEMEX’s Financing Agreement, described elsewhere in this note 16A, the purchase of €183 of the March 2014 Notes and for general corporate purposes, including the repayment of other indebtedness.
13	In October 2012, in connection with the issuance of the October 2022 Notes, CEMEX used the proceeds to repay indebtedness under the Facilities Agreement, which allowed CEMEX to achieve the first debt repayment milestone and the reduction in the interest rate under such agreement by 25 basis points, as detailed in other section of this note 16A.
14

In March 2012, through several exchange offers made on a private placement basis, CEMEX finalized the issuance of the April 2019 Euro Notes and the April 2019 USD Notes, in exchange for approximately €470 of its then outstanding March 2014 Notes and approximately US$452 in several series of its then aggregate

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Short-term and long-term debt – continued

outstanding perpetual debentures (note 20D). As a result of the private exchanges, CEMEX generated in 2012 a gain of approximately US$131 (Ps1,680), representing the difference between the notional amount of the April 2019 Euro Notes and the April 2019 USD Notes, and the several series of the reacquired and cancelled perpetual debentures, which was recognized within “Other equity reserves.”

During 2014, 2013 and 2012, as a result of the debt transactions incurred by CEMEX mentioned above, including exchange offers and tender offers to replace and/or repurchase existing debt instruments, CEMEX paid combined premiums, fees and issuance costs for approximately US$232 (Ps3,107), US$155 (Ps1,988) and US$120 (Ps1,583), respectively, of which approximately US$167 (Ps2,236) in 2014 and US$110 (Ps1,410) in 2013, associated with the extinguished portion of the exchanged or repurchased notes, were recognized in the statement of operations in each year within financial expense. In addition, approximately US$65 (Ps871) in 2014, US$45 (Ps578) in 2013 and US$120 (Ps1,583) in 2012, corresponding to the portion of the combined premiums, fees and issuance costs treated as a refinancing of the old instruments by considering that: a) the relevant economic terms of the old notes were not substantially different; and b) the final holders of the new notes were the same of such portion of the old notes; adjusted the carrying amount of the new debt instruments, and are amortized over the remaining term of each instrument. Moreover, proportional fees and issuance costs related to the extinguished debt instruments for approximately US$87 (Ps1,161) in 2014, US$34 (Ps436) in 2013 and US$58 (Ps766) in 2012 that were pending for amortization were recognized in the statement of operations of each year as part of financial expense.

The maturities of consolidated long-term debt as of December 31, 2014, were as follows:

		2014
2016	Ps	101
2017		33,128
2018		27,380
2019		44,248
2020 and thereafter.		86,470

	Ps	191,327

As of December 31, 2014, CEMEX had the following lines of credit, the majority of which are subject to the banks’ availability, at annual interest rates ranging between 2.24% and 7.20%, depending on the negotiated currency:

			Lines of credit	Available
Other lines of credit in foreign subsidiaries	Ps		6,649	5,315
Other lines of credit from banks			5,209	5,209

		Ps	11,858	10,524

Credit Agreement, Facilities Agreement and Financing Agreement

On September 29, 2014, CEMEX entered into the Credit Agreement for US$1,350, with nine of the main participating banks under its Facilities Agreement. The proceeds from the Credit Agreement were used to repay US$1,350 of debt under the Facilities Agreement. Following such repayment, and along with the repayment on

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Credit Agreement, Facilities Agreement and Financing Agreement – continued

September 12, 2014 of US$350 of debt under the Facilities Agreement using the proceeds from the January 2025 Notes, CEMEX reduced the total outstanding amount under the Facilities Agreement to approximately US$2,475; thereby, CEMEX may avoid a contingent payment of a quarterly fee of 0.50% over such amount from the third quarter of 2015 onwards, subject to certain thresholds in CEMEX’s ADS price. Moreover, on November 3, 2014, CEMEX received US$515 of additional commitments from banks that agreed to join the Credit Agreement, increasing the total amount to US$1,865. The incremental amount was applied to partially prepay the Facilities Agreement and other debt. As a result, the remaining outstanding amount under the Facilities Agreement was reduced to approximately US$2,050, scheduled to mature in 2017. The main differences of the Credit Agreement as compared to the main terms of the Facilities Agreement, include: (a) an average 4-year term with equal semi-annual payments of principal of 20% each, beginning on the third anniversary of the Credit Agreement and with the last payment on September 2019, (b) a spread over LIBOR of between 250 and 375 basis points, depending on the level of CEMEX’s Leverage Ratio (as defined below); (c) a revolving credit tranche of 40% of the total principal amount with the same maturity; and (d) improvements in certain covenants and undertakings that will provide more flexibility to CEMEX. In addition, on October 31, 2014, CEMEX obtained the required consents to amend certain provisions of the Facilities Agreement to substantially conform such agreement to the Credit Agreement. On December 8, 2014, CEMEX paid a portion of the revolving credit tranche for US$560 (Ps8,254).

The main amendments of September 29, 2014 to the Facilities Agreement effective on October 31, 2014 include: (a) the aggregate amount allowed for capital expenditures were increased from US$800 to US$1,000 per year excluding certain capital expenditures, and, joint venture investments and acquisitions by CEMEX Latam and its subsidiaries, which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of US$500 (or its equivalent); (b) the amounts allowed for permitted acquisitions and investments in joint ventures were increased from US$250 to US$400 per year; (c) the restrictions on asset swaps were eliminated; and (d) a new mandatory prepayment regime that eliminates the mandatory prepayment of debt with excess cash held above certain threshold and provides CEMEX with more discretion to use its cash.

On August 14, 2009, CEMEX entered into a financing with its major creditors, as amended from time to time during 2009, 2010, 2011 and 2012 (the “Financing Agreement”), by means of which CEMEX extended the maturities of US$14,961 of syndicated loans, private placement notes and other obligations. On September 17, 2012, CEMEX entered into the Facilities Agreement pursuant to an invitation to the creditors under the Financing Agreement to exchange their existing loans and private placement notes under the Financing Agreement for new loans and new private placement notes maturing in February 2017 and the June 2018 Notes (the “Exchange Offer”), and completed the refinancing process of approximately 92.7% of the then outstanding debt under the Financing Agreement of US$7,195, after the application of the proceeds from several refinancing transactions, the application of the net proceeds obtained from the sale of assets, and an equity offering of the Parent Company in 2009, with payments due of approximately US$488 in December 2013 and US$6,707 at final maturity in February 2014. As a result of the Exchange Offer, under the Facilities Agreement, CEMEX issued US$6,155 of new loans and private placement notes with a final maturity on February 14, 2017, US$500 of the June 2018 Notes and approximately US$525 aggregate principal amount of loans and private placement notes remained outstanding after the Exchange Offer under the existing Financing Agreement, as amended. Considering that the relevant economic terms of the new debt instruments were not substantially different from those of the original loans and private placements, the aforementioned exchange of debt did not result for financial reporting in the extinguishment of the original financial liabilities; therefore, there were no effects in profit or loss. CEMEX adjusted the carrying amount of the financial liability for approximately US$116 in

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Credit Agreement, Facilities Agreement and Financing Agreement – continued

relation to the fees and cost incurred during the refinancing process, and those costs, together with any remaining costs relative to the Financing Agreement are being amortized over the remaining term of the Facilities Agreement. Subsequently, after the application of proceeds resulting from the October 2022 Notes, the aggregate principal amount of loans and U.S. dollar private placement notes under the amended Financing Agreement was US$55 (Ps707), with a final maturity on February 14, 2014. This amount was repaid in full in March 2013 with proceeds from the issuance of the March 2019 Notes.

The debt under both, the Credit Agreement and the Facilities Agreement is guaranteed by CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., CEMEX Concretos S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., CEMEX Asia, B.V., CEMEX Corp., CEMEX Egyptian Investments, B.V., CEMEX Egyptian Investments II, B.V., CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG, CEMEX Shipping B.V. and CEMEX UK. In addition, the debt under such agreements (together with all other senior capital markets debt issued or guaranteed by CEMEX, and certain other precedent facilities) is also secured by a first-priority security interest in: (a) substantially all the shares of CEMEX México, S.A. de C.V., Centro Distribuidor de Cemento, S.A. de C.V., Corporación Gouda, S.A. de C.V., Mexcement Holdings, S.A. de C.V., New Sunward Holding B.V., CEMEX Trademarks Holding Ltd. and CEMEX España, S.A. (the “Collateral”); and (b) all proceeds of such Collateral. Effective December 1, 2013, Corporación Gouda S.A. de C.V. and Mexcement Holdings, S.A. de C.V. together with other Mexican subsidiaries merged into Centro Distribuidor de Cemento, S.A. de C.V. being Centro Distribuidor de Cemento, S.A. de C.V. the successor and surviving entity and universal successor that assumed all the obligations of the merged entities, which, on December 3, 2013, changed its name to CEMEX Operaciones México, S.A. de C.V. The Credit Agreement contains similar collateral release provisions as the Facilities Agreement.

In addition to the restrictions mentioned above, and subject in each case to the permitted negotiated amounts and other exceptions, CEMEX is also subject to a number of negative covenants that, among other things, restrict or limit its ability to: (i) create liens; (ii) incur additional debt; (iii) change CEMEX’s business or the business of any obligor or material subsidiary (in each case, as defined in the Credit Agreement and the Facilities Agreement); (iv) enter into mergers; (v) enter into agreements that restrict its subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) enter into certain derivatives transactions; (xii) exercise any call option in relation to any perpetual bonds CEMEX issues unless the exercise of the call options does not have a materially negative impact on its cash flow; and (xiii) transfer all or substantially all the assets from subsidiaries or more than 10% of shares in subsidiaries into or out of CEMEX España or its subsidiaries if those assets or subsidiaries are not controlled by CEMEX España or any of its subsidiaries.

The Credit Agreement and the Facilities Agreement also contain a number of affirmative covenants that, among other things, require CEMEX to provide periodic financial information to its lenders. However, a number of those covenants and restrictions will automatically cease to apply or become less restrictive if CEMEX so elects when (i) CEMEX’s Leverage Ratio for the two most recently completed quarterly testing periods is less than or equal to 4.0 times; and (ii) no default under the Credit Agreement and the Facilities Agreement is continuing. At that point the Leverage Ratio must not exceed 4.25 times. Restrictions that will cease to apply when CEMEX satisfies such conditions include the capital expenditure limitations mentioned above and several negative covenants, including limitations on CEMEX’s ability to declare or pay cash dividends and distributions to shareholders, limitations on CEMEX’s ability to repay existing financial indebtedness, certain asset sale restrictions, certain mandatory prepayment provisions, and restrictions on exercising call options in relation to

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Credit Agreement, Facilities Agreement and Financing Agreement – continued

any perpetual bonds CEMEX issues (provided that creditors will continue to receive the benefit of any restrictive covenants that other creditors receive relating to other financial indebtedness of CEMEX in excess of US$75). At such time, several baskets and caps relating to negative covenants will also increase, including permitted financial indebtedness, permitted guarantees and limitations on liens. However, CEMEX cannot assure that it will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the Credit Agreement and the Facilities Agreement.

In addition, Credit Agreement and the Facilities Agreement contain events of default, some of which may be outside of CEMEX’s control. Failure to meet any of these milestones will result in a spring back of the maturity date of CEMEX’s indebtedness under the Facilities Agreement, and CEMEX cannot assure that at such time it will be able to repay such indebtedness. Moreover, CEMEX cannot assure that it will be able to comply with the restrictive covenants and limitations contained in the Credit Agreement and the Facilities Agreement. CEMEX’s failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect CEMEX’s business and financial condition.

Financial Covenants

The Credit Agreement and the Facilities Agreement requires CEMEX the compliance with financial ratios, which mainly include: a) the consolidated ratio of debt to Operating EBITDA (the “Leverage Ratio”); and b) the consolidated ratio of Operating EBITDA to interest expense (the “Coverage Ratio”). These financial ratios are calculated according to the formulas established in the debt contracts using the consolidated amounts under IFRS.

CEMEX must comply with a Coverage Ratio for each period of four consecutive fiscal quarters of not less than (i) 1.50 times from the period ending on December 31, 2012 up to and including the period ending on September 30, 2014, (ii) 1.75 times from the period ending on December 31, 2014 up to and including the period ending on September 30, 2015, (iii) 1.85 times for the period ending on December 31, 2015 up to and including the period ending on March 31, 2016, (iv) 2.0 times for the period ending on June 30, 2016 up to and including the period ending on September 30, 2016, and (v) 2.25 times for the period ending on December 31, 2016 and each subsequent reference period. In addition, CEMEX must comply with a maximum Leverage Ratio for each period of four consecutive fiscal quarters not to exceed: (i) 7.0 times for the period ending on December 31, 2012 up to and including the period ending on December 31, 2013, (ii) 6.75 times for the period ending on September 30, 2014, (iii) 6.5 times for the period ending on December 31, 2014 up to and including the period ending on March 31, 2015, (iv) 6.0 times for the period ending on June 30, 2015 up to and including the period ending on September 30, 2015, (v) 5.5 times for the period ending on December 31, 2015 up to and including the period ending on March 31, 2016, (vi) 5.0 times for the period ending on June 30, 2016 up to and including the period ending on September 30, 2016, and (vii) 4.25 times for the period ending on December 31, 2016 and each subsequent reference period.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Financial Covenants – continued

CEMEX’s ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets. For the compliance periods ended as of December 31, 2014, 2013 and 2012, taking into account the Credit Agreement, the Facilities Agreement and the Financing Agreement, as applicable, CEMEX, S.A.B. de C.V. and its subsidiaries were in compliance with the financial covenants imposed by its debt contracts. The main consolidated financial ratios as of December 31, 2014, 2013 and 2012 were as follows:

		Consolidated financial ratios
		2014	2013	2012
Leverage ratio [1,2]	Limit Calculation	=< 6.50 5.19	=<7.00 5.49	=<7.00 5.44

Coverage ratio [3]	Limit Calculation	=< 1.75 2.34	>1.50 2.11	>1.50 2.10

1	The leverage ratio is calculated in pesos by dividing “Funded debt” by pro forma Operating EBITDA for the last twelve months as of the calculation date. Funded debt equals debt, as reported in the balance sheet excluding finance leases, components of liability of convertible subordinated notes, plus perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments
2	Pro forma Operating EBITDA represents, all calculated in pesos, Operating EBITDA for the last twelve months as of the calculation date, plus the portion of Operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, minus Operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated.
3	The coverage ratio is calculated in pesos using the amounts from the financial statements, by dividing the pro forma operating EBITDA by the financial expense for the last twelve months as of the calculation date. Financial expense includes interest accrued on the perpetual debentures.

CEMEX will classify all of its outstanding debt as current debt in its balance sheet if: 1) as of any relevant measurement date on which CEMEX fails to comply with the aforementioned financial ratios; or 2) as of any date prior to a subsequent measurement date on which CEMEX expects not to be in compliance with such financial ratios in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) a signed refinancing agreement to refinance the relevant debt on a long-term basis. Moreover, concurrent with the aforementioned classification of debt in the short-term, the noncompliance of CEMEX with the financial ratios agreed upon pursuant to the Credit Agreement and the Facilities Agreement or, in such event, the absence of a waiver of compliance or a negotiation thereof, after certain procedures upon CEMEX’s lenders’ request, they would call for the acceleration of payments due under the Credit Agreement and the Facilities Agreement. That scenario will have a material adverse effect on CEMEX’s liquidity, capital resources and financial position.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

16B)	OTHER FINANCIAL OBLIGATIONS

As of December 31, 2014 and 2013, other financial obligations in the consolidated balance sheet are detailed as follows:

		2014				2013
		Short-term	Long-term	Total		Short-term	Long-term	Total
I. Convertible subordinated notes due 2018	Ps	—	8,891	8,891	Ps	—	7,565	7,565
I. Convertible subordinated notes due 2016		—	13,642	13,642		—	11,551	11,551
II. Convertible subordinated notes due 2015		2,983	—	2,983		—	8,919	8,919
III. Mandatory convertible securities 2019		206	1,194	1,400		177	1,392	1,569
IV. Liabilities secured with accounts receivable		8,063	1,700	9,763		4,471	2,500	6,971
V. Capital Leases		260	1,656	1,916		920	1,823	2,743

	Ps	11,512	27,083	38,595	Ps	5,568	33,750	39,318

Financial instruments convertible into CEMEX’s shares contain components of liability and equity, which are recognized differently depending upon the currency in which the instrument is denominated and the functional currency of the issuer (note 2L).

I.	Optional convertible subordinated notes due in 2016 and 2018

On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of US$978 (Ps11,632) aggregate principal amount of 3.25% convertible subordinated notes due in 2016 (the “2016 Convertible Notes”) and US$690 (Ps8,211) aggregate principal amount of 3.75% convertible subordinated notes due in 2018 (the “2018 Convertible Notes”). The notes are subordinated to all of CEMEX’s liabilities and commitments. The notes are convertible into a fixed number of CEMEX’s ADSs, at the holder’s election, at any time after June 30, 2011 and are subject to antidilution adjustments. As of December 31, 2014 and 2013, the conversion price per ADS was approximately 9.65 dollars and 10.03 dollars, respectively. The fair value of the conversion option as of the issuance date amounted to approximately Ps3,959, which considering the then functional currency of the issuer, was recognized until December 31, 2012 as a derivative instrument through profit or loss (note 16D). Changes in fair value of the conversion option generated a loss of Ps1,094 (US$88) in 2012, recognized within other financial income (expense), net. Effective January 1, 2013, in connection with the change of the Parent Company’s functional currency described in note 2D, which among other effects aligned the functional currency of the issuer with the currency in which the instruments are denominated, the conversion options embedded in the 2016 Convertible Notes and the 2018 Convertible Notes ceased to be treated as stand-alone derivatives at fair value through profit or loss. The liability accrued until December 31, 2012 was cancelled against stockholders’ equity. After antidilution adjustments, the conversion rate as of December 31, 2014 and 2013 was 103.6741 ADS and 99.6866 ADS, respectively, per each 1 thousand dollars principal amount of such notes. Concurrent with the offering, a portion of the net proceeds from this transaction were used to fund the purchase of capped call options, which are generally expected to reduce the potential dilution cost to CEMEX upon the potential conversion of such notes (note 16D).

II.	Optional convertible subordinated notes due in 2015

On March 30, 2010, CEMEX, S.A.B. de C.V. issued US$715 (Ps8,837) aggregate principal amount of 4.875% Optional Convertible Subordinated Notes due 2015 (the “2015 Convertible Notes”). The notes are subordinated to all of CEMEX’s liabilities and commitments. The notes are convertible into a fixed number of CEMEX’s

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

II.	Other financial obligations – continued

ADSs, at the holder’s election, and are subject to antidilution adjustments. As of December 31, 2014 and 2013, the conversion price per ADS was approximately 11.18 dollars and 11.62 dollars, respectively. The fair value of the conversion option as of the issuance date amounted to Ps1,232, which considering the then functional currency of the issuer was recognized until December 31, 2012 as a derivative instrument through profit or loss (note 16D). Changes in fair value of the conversion option generated a loss of Ps114 (US$9) in 2012, recognized within other financial income (expense), net. Effective January 1, 2013, in connection with the change of the Parent Company’s functional currency described in note 2D, which among other effects aligned the functional currency of the issuer with the currency in which the instrument is denominated, the conversion option embedded in the 2015 Convertible Notes ceased to be treated as stand-alone derivative at fair value through the statement of operations. The liability accrued until December 31, 2012 was cancelled against stockholders’ equity. After antidilution adjustments, the conversion rate as of December 31, 2014 and 2013 was 89.4729 ADS and 86.0316 ADS, respectively, per each 1 thousand dollars principal amount of such notes. Concurrent with the offering, a portion of the proceeds were used to enter into a capped call transaction that was expected to generally reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon the potential conversion of the notes (note 16D).

On several dates during 2014, CEMEX, S.A.B. de C.V. entered into private early conversion agreements with certain institutional holders of the 2015 Convertible Notes, pursuant to which such holders converted approximately US$511 in aggregate principal amount of the 2015 Convertible Notes in exchange for approximately 50.4 million ADSs, which includes the number of additional ADSs issued to the holders that converted their notes as inducement premiums, without incurring any cash outflow. As a result of the early conversion agreements, an aggregate amount of approximately Ps6,483, representing the liability component of the converted notes, was reclassified from other financial obligations to other equity reserves. In addition, considering the issuance of shares, CEMEX increased common stock for Ps4 and additional paid-in capital for Ps8,037 against other equity reserves. The additional ADSs issued as inducement premiums resulted in an aggregate expense of approximately Ps957, representing the fair value of the ADSs at the issuance dates, which was recognized in the statement of operations in 2014 within other financial income (expense), net. As of December 31, 2014, the outstanding principal amount of the 2015 Convertible notes was of approximately US$204.

On October 3, 2014, in connection with the 2015 Convertible Notes and pursuant to a private offer, the Parent Company issued US$200 (Ps2,948) Contingent Convertible Units (“CCUs”), by means of which, in exchange for monthly payments by CEMEX to the holders of the CCUs at the annual rate of 3.0% on the notional amount, CEMEX secures the refinancing for any of the 2015 Convertible Notes that would mature without conversion up to US$200 of the principal amount. Based on the contract of the CCUs, the holders invested the US$200 in treasury bonds of the United States, and irrevocably agreed that such investment would be applied, if necessary, in March 2015, to subscribe new convertible notes of the Parent Company for up to US$200. The proceeds from the potential issuance of new convertibles notes in shares of the Parent Company would be used by CEMEX to pay the holders of the 2015 Convertible Notes that would mature without conversion. In case the 2015 Convertible Notes would be converted at their maturity in shares of CEMEX, S.A.B. de C.V., the proceeds invested in treasury bonds of the United States would be returned to the holders of the CCUs. Pursuant to the issuance of the CCUs, CEMEX did not assume additional debt nor is in capacity to use the resources invested by the holders of the CCUs, which, in case they are used, such proceeds would be applied by Bank of New York Mellon, acting as trustee, to subscribe the new convertible notes on behalf of the holders of the CCUs and to pay to the holders of the 2015 Convertible Notes on behalf of CEMEX.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

III.	Mandatorily convertible securities due in 2019

In December 2009, CEMEX, S.A.B. de C.V. completed its offer to exchange marketable notes issued in Mexico with maturities between 2010 and 2012, into mandatorily convertible securities for approximately Ps4,126 (US$315) (the “2019 Mandatorily Convertible Securities”). Reflecting antidilution adjustments, at their scheduled conversion in 2019 or earlier if the price of the CPO reaches approximately Ps29.50 the securities will be mandatorily convertible into approximately 210 million CPOs at a conversion price of approximately Ps19.66 per CPO. During their tenure, the securities bear interest at an annual rate of 10% payable quarterly. Holders have an option to voluntarily convert their securities, after the first anniversary of their issuance, on any interest payment date into CPOs. Considering the then functional currency of the issuer, the equity component represented by the fair value of the conversion option as of the issuance date of Ps1,971 was recognized within “Other equity reserves.” Effective January 1, 2013, in connection with the change of the Parent Company’s functional currency, the conversion option embedded in these securities, which started to be treated as a stand-alone derivative liability at fair value through profit or loss, recognizing an initial effect of Ps365. Changes in fair value of the conversion option generated a gain for approximately Ps159 (US$11) in 2014 and a loss of approximately Ps135 (US$10) in 2013.

IV.	Liabilities secured with accounts receivable

As mentioned in note 9, as of December 31, 2014 and 2013, CEMEX maintained securitization programs for the sale of trade accounts receivable established in Mexico, the United States, France and the United Kingdom, by means of which, CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable. Based on IAS 39, CEMEX recognizes cash flows received, that is the funded amounts of the trade receivables sold within “Other financial obligations”, and maintains the receivables sold in the balance sheet.

V.	Capital leases

CEMEX has several operating and administrative assets, including buildings and mobile equipment, under capital lease contracts. Future payments associated with these contracts are presented in note 23E.

16C)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

CEMEX’s carrying amounts of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities. Temporary investments (cash equivalents) and certain long-term investments are recognized at fair value, considering to the extent available, quoted market prices for the same or similar instruments. The estimated fair value of CEMEX´s long-term debt is level 2, and is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Financial assets and liabilities – continued

As of December 31, 2014 and 2013, the carrying amounts of financial assets and liabilities and their respective fair values were as follows:

		2014			2013
		Carrying amount	Fair value		Carrying amount	Fair value
Financial assets
Derivative instruments (notes 13B and 16D)	Ps	4,816	4,816	Ps	6,274	6,274
Other investments and non-current accounts receivable (note 13B)		5,501	5,252		5,786	5,586

	Ps	10,317	10,068	Ps	12,060	11,860

Financial liabilities
Long-term debt (note 16A)		191,327	200,366		187,021	201,040
Other financial obligations (note 16B)		27,083	37,329		33,750	48,106
Derivative instruments (notes 16D and 17)		413	413		508	508

	Ps	218,823	238,108	Ps	221,279	249,654

Fair Value Hierarchy

As mentioned in note 2L, CEMEX applies IFRS 13 for fair value measurements of financial assets and financial liabilities recognized or disclosed at fair value. Assets and liabilities carried at fair value in the consolidated balance sheets as of December 31, 2014 and 2013 are included in the following fair value hierarchy categories:

2014		Level 1	Level 2	Level 3	Total
Assets measured at fair value	Ps
Derivative instruments (notes 13B and 16D)		—	4,816	—	4,816
Investments available-for-sale (note 13B)		246	—	—	246
Investments held for trading (note 13B)		—	322	—	322

	Ps	246	5,138	—	5,384

Liabilities measured at fair value
Derivative instruments (notes 16D and 17)	Ps	—	413	—	413

2013		Level 1	Level 2	Level 3	Total
Assets measured at fair value	Ps
Derivative instruments (notes 13B and 16D)		—	6,274	—	6,274
Investments available-for-sale (note 13B)		340	—	—	340
Investments held for trading (note 13B)		—	463	—	463

	Ps	340	6,737	—	7,077

Liabilities measured at fair value
Derivative instruments (notes 16D and 17)	Ps	—	508	—	508

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

16D)	DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee and the restrictions set forth by its debt agreements, CEMEX held interest rate swaps, as well as forward contracts and other derivative instruments on CEMEX, S.A.B. de C.V.’s own CPOs and/or ADSs and third parties’ shares, with the objective of, as the case may be: a) changing the risk profile associated with the price of raw materials and other energy projects; and b) other corporate purposes. As of December 31, 2014 and 2013, the notional amounts and fair values of CEMEX’s derivative instruments were as follows:

		2014		2013
(U.S. dollars millions)		Notional amount	Fair value	Notional amount	Fair value
I. Interest rate swaps	US$	165	33	174	33
II. Equity forwards on third party shares		27	—	27	1
III. Options on the Parent Company’s own shares		1,668	266	2,383	408

	US$	1,860	299	2,584	442

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

The caption “Other financial income (expenses), net” includes gains and losses related to the recognition of changes in fair values of the derivative instruments during the applicable period and that represented net losses of Ps679 (US$46) in 2014, gains of Ps2,126 (US$163) in 2013 and losses of Ps98 (US$8) in 2012. As of December 31, 2014 and 2013, pursuant to net balance settlement agreements, cash deposits in margin accounts that guaranteed obligations through derivative financial instruments were offset with the fair value of the derivative instruments for Ps206 (US$14) and Ps95 (US$7), respectively.

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

As of December 31, 2014 and 2013, CEMEX had an interest rate swap maturing in September 2022 associated with agreements entered into by CEMEX for the acquisition of electric energy in Mexico, which fair value represented assets of approximately US$33 and US$33, respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, CEMEX will receive a fixed rate of 5.4% and will pay LIBOR. Changes in the fair value of this interest rate swap generated losses of US$1 (Ps3) in 2014, US$16 (Ps207) in 2013 and US$2 (Ps35) in 2012, recognized in the statements of operations for each year.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

II.	Equity forwards in third party shares

As of December 31, 2014 and 2013, CEMEX had a forward contract to be settled in cash maturing in October 2015 over the price, in both years, of 59.5 million CPOs of Axtel, a Mexican telecommunications company traded in the MSE. CEMEX negotiated this contract to maintain the exposure to changes in the price of this entity. Changes in the fair value of this instrument generated losses of US$9 (Ps133) in 2014, gains of US$6 (Ps76) in 2013 and losses of US$7 (Ps100) in 2012 recognized in the statements of operations for each period.

III.	Options on the Parent Company’s own shares

On March 15, 2011, CEMEX, S.A.B. de C.V. entered into a capped call transaction, after antidilution adjustments, over approximately 173 million ADSs (101 million ADSs maturing in March 2016 and 72 million ADSs maturing in March 2018), in connection with the 2016 Convertible Notes and the 2018 Convertible Notes and to effectively increase the conversion price for CEMEX’s ADSs under such notes, by means of which, at maturity of the notes, if the market price per ADS is above the strike price of approximately 9.65 dollars, CEMEX will receive in cash the difference between the market price and the strike price, with a maximum appreciation per ADS of approximately 4.45 dollars for the 2016 Convertible Notes and 5.94 dollars for the 2018 Convertible Notes. CEMEX paid aggregate premiums of approximately US$222. As of December 31, 2014 and 2013, the fair value of such options represented an asset of approximately US$294 (Ps4,335) and US$353 (Ps4,607), respectively. During 2014, 2013 and 2012, changes in the fair value of these instruments generated losses of US$65 (Ps962), and gains of US$127 (Ps1,663) and US$155 (Ps1,973), respectively, recognized within “Other financial income (expense), net” in the statements of operations.

On March 30, 2010, CEMEX, S.A.B. de C.V. entered into a capped call transaction, after antidilution adjustments, over approximately 64 million ADSs maturing in March 2015, in connection with the 2015 Convertible Notes and to effectively increase the conversion price for CEMEX’s CPOs under such notes, by means of which, at maturity of the notes, if the market price per ADS was above the strike price of approximately 11.18 dollars, CEMEX would receive in cash the difference between the market price and the strike price, with a maximum appreciation per ADS of approximately 4.30 dollars. CEMEX paid a premium of approximately US$105. In January, 2014, CEMEX initiated a process to amend the terms of this capped call transaction, pursuant to which, using the then existing market valuation of the instrument, CEMEX received approximately 7.7 million zero-strike call options over a same number of ADSs. In July 2014, CEMEX amended the zero-strike call options to fix a minimum value of approximately US$94. As part of the amendment, CEMEX also retained the economic value of approximately 1 million ADSs. During December 2014, CEMEX further amended and unwound the zero-strike call options, monetizing the remainder value of the approximately 1 million ADSs it had retained, pursuant to which CEMEX received a total payment of approximately US$105. As of December 31, 2013, the combined fair value of such options represented an asset of approximately US$94 (Ps1,228). During 2014, 2013 and 2012, changes in the fair value of these options generated gains of approximately US$17 (Ps253), US$36 (Ps465) and US$47 (Ps594), respectively, which were recognized within “Other financial income (expense), net” in the statements of operations.

In addition, until December 31, 2012, considering that the functional currency of the issuer and the currency in which the notes are denominated differed, CEMEX separated the conversion options embedded in the 2016 Convertible Notes, the 2018 Convertible Notes and the 2015 Convertible Notes and recognized them at fair value through profit or loss, which as of December 31, 2012, resulted in a liability of approximately US$365 (Ps4,690), which was reclassified to other equity reserves on January 1, 2013 considering the change in the Parent Company’s functional currency (note 2D), which among other effects aligned the functional currency of the

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

III.	Options on the Parent Company’s own shares – continued

issuer with the currency in which the instruments are denominated and consequently, such embedded options ceased to be treated as stand-alone derivatives at fair value through the statement of operations, with no gains or losses recognized. Changes in fair value of the conversion options generated losses of approximately US$299 (Ps3,786) in 2012.

Conversely, in connection with the 2019 Mandatorily Convertible Securities (note 16B); considering i) the aforementioned change in the functional currency of the Parent Company effective January 1, 2013 and ii) that the currency in which such instruments are denominated and the functional currency of the issuer differ, beginning January 1, 2013, CEMEX separated the conversion option embedded in such instruments and recognized it at fair value through profit or loss, which as of December 31, 2014 and 2013, resulted in a liability of US$28 (Ps413) and US$39 (Ps506), respectively. Changes in fair value generated gains of US$11 (Ps159) in 2014 and losses of US$10 (Ps135) in 2013. The initial liability as of January 1, 2013 was reclassified from other equity reserves within stockholders’ equity with no gains or losses recognized.

As of December 31, 2012, CEMEX had granted a guarantee for a notional amount of approximately US$360, in connection with put option transactions on CEMEX’s CPOs entered into by Citibank with a Mexican trust that CEMEX established on behalf of its Mexican pension fund and certain of CEMEX’s directors and current and former employees in April 2008, which fair value as of December 31, 2012, net of deposits in margin accounts, represented a liability of US$58 (Ps740). Between January and April 2013, the notional amount of the guarantee was gradually unwound. Changes in fair value were recognized in the statements of operations within “Other financial income (expense), net,” representing losses of US$22 (Ps284) in 2013 and gains of US$95 (Ps1,198) in 2012.

16E)	RISK MANAGEMENT

In recent years, with the exception of the capped call transactions entered into in March 2010 and March 2011 mentioned above (notes 16B and 16D), CEMEX has significantly decreased its use of derivatives instruments related to debt, both currency and interest rate derivatives, thereby reducing the risk of cash margin calls. In addition, the Credit and the Facilities Agreement significantly restrict CEMEX’s ability to enter into certain derivative transactions.

Credit	risk

Credit risk is the risk of financial loss faced by CEMEX if a customer or counterpart of a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of December 31, 2014 and 2013, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. The exposure to credit risk is monitored constantly according to the behavior of payment of the debtors. Credit is assigned on a customer-by-customer basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. In cases deemed necessary, CEMEX’s management requires guarantees from its customers and financial counterparties with regard to financial assets.

The Company’s management has established a policy of low risk which analyzes the creditworthiness of each new client individually before offering the general conditions of payment terms and delivery, the review includes external ratings, when references are available, and in some cases bank references. Threshold of purchase limits

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Credit	risk – continued

are established for each client, which represent the maximum purchase amounts that require different levels of approval. Customers that do not meet the levels of solvency requirements imposed by CEMEX can only carry out transactions by paying cash in advance. As of December 31, 2014, considering CEMEX’s best estimate of potential losses based on an analysis of age and considering recovery efforts, the allowance for doubtful accounts was Ps1,856 (US$126).

Interest	rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates, which only affects CEMEX’s results if the fixed-rate long-term debt is measured at fair value. All of CEMEX’s fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. CEMEX’s exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates. As of December 31, 2014 and 2013, CEMEX was subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect its financing cost and increase its net loss. CEMEX manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to reduce its interest costs.

As of December 31, 2014 and 2013, approximately 29% and 38%, respectively, of CEMEX’s long-term debt was denominated in floating rates at a weighted average interest rate of LIBOR plus 428 basis points in 2014 and 458 basis points in 2013. As of December 31, 2014 and 2013, if interest rates at that date had been 0.5% higher, with all other variables held constant, CEMEX’s net loss for 2014 and 2013 would have increased by approximately US$2 (Ps32) and US$27 (Ps354), respectively, as a result of higher interest expense on variable rate denominated debt.

Foreign	currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. CEMEX’s exposure to the risk of changes in foreign exchange rates relates primarily to its operating activities. Due to its geographic diversification, CEMEX’s revenues and costs are generated and settled in various countries and in different currencies. For the year ended December 31, 2014, approximately 22% of CEMEX’s net sales, before eliminations resulting from consolidation, were generated in Mexico, 21% in the United States, 7% in the United Kingdom, 6% in Germany, 6% in France, 6% in the Rest of Northern Europe region, 2% in Spain, 3% in Egypt, 4% in the Rest of Mediterranean region, 6% in Colombia, 7% in the Rest of South America and the Caribbean region, 5% in Asia and 5% from CEMEX’s other operations.

Foreign exchange gains and losses occur when any entity incurs monetary assets or liabilities in a currency different from its functional currency, and are recorded in the consolidated statements of operations, except for exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and related parties’ long-term balances denominated in foreign currency, for which the resulting gains or losses are reported in other comprehensive income. As of December 31, 2014 and 2013, excluding from the sensitivity analysis the impact of translating the net assets of foreign operations into CEMEX’s reporting currency, considering a hypothetic 10% strengthening of the U.S. dollar against the Mexican peso, with all other variables held constant, CEMEX’s net loss for 2014 and 2013 would have increased by approximately US$216 (Ps3,186) and US$59 (Ps773), respectively, as a result of higher foreign exchange losses on CEMEX’s dollar-

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Foreign	currency risk – continued

denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetic 10% weakening of the U.S. dollar against the Mexican peso would have the opposite effect.

As of December 31, 2014, approximately 88% of CEMEX’s financial debt was Dollar-denominated, approximately 12% was Euro-denominated, approximately 1% was Peso-denominated and immaterial amounts were denominated in other currencies; therefore, CEMEX had a foreign currency exposure arising from the Dollar-denominated financial debt, and the Euro-denominated financial debt, versus the currencies in which CEMEX’s revenues are settled in most countries in which it operates. CEMEX cannot guarantee that it will generate sufficient revenues in Dollars and Euros from its operations to service these obligations. As of December 31, 2014 and 2013, CEMEX had not implemented any derivative financing hedging strategy to address this foreign currency risk.

As of December 31, 2014 and 2013, CEMEX’s consolidated net monetary assets (liabilities) by currency are as follows:

		2014
		Mexico	USA	Northern Europe	Mediterranean	SAC	Asia	Others	Total
Monetary assets	Ps	15,565	8,319	15,954	7,315	5,245	2,126	8,677	63,201
Monetary liabilities		12,389	14,876	32,619	9,336	5,839	2,251	269,141	346,451

Net monetary assets (liabilities)	Ps	3,176	(6,557)	(16,665)	(2,021)	(594)	(125)	(260,464)	(283,250)

Out of which:
Dollars	Ps	(136)	(6,560)	—	10	598	111	(193,772)	(199,749)
Pesos		3,312	3	—	—	—	—	(35,141)	(31,826)
Euros		—	—	(4,155)	(2,178)	(25)	—	(42,685)	(49,043)
Other currencies		—	—	(12,510)	147	(1,167)	(236)	11,134	(2,632)

	Ps	3,176	(6,557)	(16,665)	(2,021)	(594)	(125)	(260,464)	(283,250)

		2013
		Mexico	USA	Northern Europe	Mediterranean	SAC	Asia	Others	Total
Monetary assets	Ps	13,608	7,632	11,237	6,644	6,081	1,775	17,145	64,122
Monetary liabilities		12,135	12,603	27,323	8,493	6,193	1,643	260,543	328,933

Net monetary assets (liabilities)	Ps	1,473	(4,971)	(16,086)	(1,849)	(112)	132	(243,398)	(264,811)

Out of which:
Dollars	Ps	(688)	(5,283)	—	(6)	1,065	129	(180,829)	(185,612)
Pesos		2,161	1	—	—	—	—	(22,366)	(20,204)
Euros		—	281	(6,623)	(2,091)	1	—	(49,073)	(57,505)
Other currencies		—	30	(9,463)	248	(1,178)	3	8,870	(1,490)

	Ps	1,473	(4,971)	(16,086)	(1,849)	(112)	132	(243,398)	(264,811)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Equity	risk

Equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX’s and/or third party’s shares. As described in note 16D, CEMEX has entered into equity forward contracts on Axtel CPOs, as well as capped call based on the price of CEMEX’s own ADSs. Under these equity derivative instruments, there is a direct relationship in the change in the fair value of the derivative with the change in price of the underlying share. All changes in fair value of such derivative instruments are recognized in profit or loss as part of “Other financial income (expense), net.” A significant decrease in the market price of CEMEX’s ADSs would negatively affect CEMEX’s liquidity and financial position.

As of December 31, 2014 and 2013, the potential change in the fair value of CEMEX’s forward contracts in Axtel’s shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of Axtel CPOs, with all other variables held constant, would have increased CEMEX’s net loss for 2014 and 2013 by approximately US$1 (Ps15) and US$2 (Ps29), respectively, as a result of additional negative changes in fair value associated with such forward contracts. A 10% hypothetical increase in the Axtel CPO price would generate approximately the opposite effect.

As of December 31, 2014 and 2013, the potential change in the fair value of CEMEX’s options (capped calls) that would result from a hypothetical, instantaneous decrease of 10% in the market price of CEMEX’s ADSs, with all other variables held constant, would have increased CEMEX’s net loss for 2014 and 2013 by approximately US$73 (Ps1,076) and US$89 (Ps1,155), respectively, as a result of additional negative changes in fair value associated with these contracts. A 10% hypothetical increase in CEMEX’s ADS price would generate approximately the opposite effect.

In addition, even though the changes in fair value of CEMEX’s embedded conversion options in the convertible notes denominated in a currency other than the functional currency of CEMEX, S.A.B de C.V. affect the statements of operations, they do not imply any risk or variability in cash flows, considering that through their exercise, CEMEX will settle a fixed amount of debt with a fixed amount of shares. As of December 31, 2014 and 2013, the potential change in the fair value of the embedded conversion options in the Mandatorily Convertible Notes 2019 that would result from a hypothetical, instantaneous decrease of 10% in the market price of CEMEX’s CPOs, with all other variables held constant, would have decreased CEMEX’s net loss for 2014 and 2013 by approximately US$8 (Ps113) and US$8 (Ps102), respectively, as a result of additional positive changes in fair value associated with this option. A 10% hypothetical increase in the CEMEX CPO price would generate approximately the opposite effect.

Liquidity	risk

Liquidity risk is the risk that CEMEX will not have sufficient funds available to meet its obligations. In recent years, in addition to cash flows provided by its operating activities, in order to meet CEMEX’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, CEMEX has also relied on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which it operates, any one of which may materially increase CEMEX net loss and reduce cash from operations. CEMEX’s consolidated net cash flows provided by operating activities, after interest and taxes,

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Liquidity	risk – continued

as presented in its consolidated statements of cash flows, were Ps11,992 in 2014, Ps1,270 in 2013, and Ps5,949 in 2012. The maturities of CEMEX’s contractual obligations are included in note 23E. As of December 31, 2014, CEMEX has approximately US$560 (Ps8,254) available in its committed revolving credit tranche under its Credit Agreement (note 16A).

As of December 31, 2014 and 2013, the potential requirement for additional margin calls that would result from a hypothetical instantaneous decrease of 10% in the prices of Axtel shares would not be significant.

17)	OTHER CURRENT AND NON-CURRENT LIABILITIES

As of December 31, 2014 and 2013, consolidated other current accounts payable and accrued expenses were as follows:

		2014	2013
Provisions [1]	Ps	10,341	10,186
Interest payable		3,106	3,007
Advances from customers		2,595	2,074
Other accounts payable and accrued expenses		2,392	2,763
Liabilities held for sale (note 15B)		1,611	—
Dividends payable		—	24

	Ps	20,045	18,054

1	Current provisions primarily consist of accrued employee benefits, insurance payments, and accruals for legal assessments, among others. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

As of December 31, 2014 and 2013, consolidated other non-current liabilities were as follows:

		2014	2013
Asset retirement obligations [1]	Ps	7,630	7,190
Accruals for legal assessments and other responsibilities [2]		3,499	3,817
Non-current liabilities for valuation of derivative instruments		413	508
Environmental liabilities [3]		365	522
Other non-current liabilities and provisions [4]		19,584	23,054

	Ps	31,491	35,091

1	Provisions for asset retirement include future estimated costs for demolition, cleaning and reforestation of production sites at the end of their operation, which are initially recognized against the related assets and are depreciated over their estimated useful life.
2	Provisions for legal claims and other responsibilities include items related to tax contingencies.
3	Environmental liabilities include future estimated costs arising from legal or constructive obligations, related to cleaning, reforestation and other remedial actions to remediate damage caused to the environment. The expected average period to settle these obligations is greater than 15 years.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Other current and non-current liabilities – continued

4	As of December 31, 2014 and 2013, includes approximately Ps16,264 and Ps20,530, respectively, of the non-current portion of taxes payable recognized since 2009 as a result of the changes to the tax consolidation regime in Mexico approved in 2009 and 2013 as described in note 19D. Approximately Ps5,165 and Ps4,274 as of December 31, 2014 and 2013 respectively, were included within current taxes payable.

Changes in consolidated other non-current liabilities for the years ended December 31, 2014 and 2013 were as follows:

		2014
		Asset retirement obligations	Environmental liabilities	Accruals for legal proceedings	Valuation of derivative instruments	Other Provisions	Total	2013
Balance at beginning of period	Ps	7,190	522	3,817	508	33,240	45,277	42,723
Additions or increase in estimates		378	175	17	—	19,322	19,892	43,700
Releases or decrease in estimates		(352)	(30)	(564)	(159)	(28,864)	(29,969)	(50,433)
Reclassification current to non-current, net		(89)	(23)	24	—	71	(17)	240
Accretion expense		22	—	—	—	(897)	(875)	(850)
Foreign currency translation		481	(279)	205	64	7,053	7,524	9,897

Balance at the end of period	Ps	7,630	365	3,499	413	29,925	41,832	45,277

Out of which:
Current provisions	Ps	—	—	—	—	10,341	10,341	10,186

18)	PENSIONS AND POSTRETIREMENT EMPLOYEE BENEFITS

Defined	contribution pension plans

The costs of defined contribution plans for the years ended December 31, 2014, 2013 and 2012 were approximately Ps497, Ps455 and Ps528, respectively. CEMEX contributes periodically the amounts offered by the pension plan to the employee’s individual accounts, not retaining any remaining liability as of the balance sheet date.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Defined	benefit pension plans

Actuarial results related to pension and other post retirement benefits are recognized in the results and/or in other comprehensive income (loss) for the period in which they are generated, as correspond. For the years ended December 31, 2014, 2013 and 2012, the effects of pension plans and other postretirement benefits are summarized as follows:

		Pensions			Other benefits			Total
Net period cost (revenue):		2014	2013	2012	2014	2013	2012	2014	2013	2012
Recorded in operating costs and expenses
Service cost	Ps	109	112	138	38	35	59	147	147	197
Past service cost		4	(40)	(1,454)	—	(90)	(21)	4	(130)	(1,475)
Loss (gain) for settlements and curtailments		—	(18)	(513)	(110)	—	(18)	(110)	(18)	(531)

		113	54	(1,829)	(72)	(55)	20	41	(1)	(1,809)

Recorded in other financial expenses
Net interest cost		529	518	697	60	71	91	589	589	788

Recorded in other comprehensive income for the period
Actuarial (gains) losses for the period		3,024	729	657	1	(338)	97	3,025	391	754

	Ps	3,666	1,301	(475)	(11)	(322)	208	3,655	979	(267)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Defined	benefit pension plans – continued

The reconciliations of the actuarial benefits obligations, pension plan assets, and liabilities recognized in the balance sheet as of December 31, 2014 and 2013 are presented as follows:

		Pensions		Other benefits		Total
		2014	2013	2014	2013	2014	2013
Change in benefits obligation:
Projected benefit obligation at beginning of year	Ps	35,089	33,440	1,357	1,729	36,446	35,169
Service cost		109	112	38	35	147	147
Interest cost		1,529	1,448	62	72	1,591	1,520
Actuarial (gains) losses for the period		3,714	830	2	(338)	3,716	492
Reduction for disposal of assets (note 15B)		(421)	—	—	—	(421)	—
Settlements and curtailments		—	(66)	(110)	(90)	(110)	(156)
Benefits paid		(1,811)	(1,694)	(77)	(76)	(1,888)	(1,770)
Foreign currency translation		2,076	1,019	49	25	2,125	1,044

Projected benefit obligation at end of year		40,285	35,089	1,321	1,357	41,606	36,446

Change in plan assets:
Fair value of plan assets at beginning of year		22,349	21,691	24	23	22,373	21,714
Return on plan assets		1,000	930	2	1	1,002	931
Actuarial results		690	101	1	—	691	101
Employer contributions		982	642	77	75	1,059	717
Reduction for disposal of assets (note 15B)		(85)	—	—	—	(85)	—
Benefits paid		(1,811)	(1,694)	(77)	(76)	(1,888)	(1,770)
Foreign currency translation		1,573	679	—	1	1,573	680

Fair value of plan assets at end of year		24,698	22,349	27	24	24,725	22,373

Amounts recognized in the balance sheets:
Net projected liability recognized in the balance sheet	Ps	15,587	12,740	1,294	1,333	16,881	14,073

Most CEMEX’s defined benefit plans have been closed to new participants for several years. Actuarial losses during 2014 were mainly generated by a reduction in the discount rates applicable to the obligations at the end of the period in the United Kingdom, Germany and the United States, and to a lesser extent by the increase in the expected life assumption in the United States.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Defined	benefit pension plans – continued

As of December 31, 2014 and 2013, plan assets were measured at their estimated fair value and consisted of:

		2014	2013
Cash	Ps	1,682	1,761
Investments in corporate bonds		2,731	3,091
Investments in government bonds		8,788	7,170

Total fixed-income securities		13,201	12,022

Investment in marketable securities		7,137	7,178
Other investments and private funds		4,387	3,173

Total variable-income securities		11,524	10,351

Total plan assets	Ps	24,725	22,373

As of December 31, 2014 and 2013, based on the hierarchy of fair values established in IFRS 13 (note 16C), investments in plan assets are summarized as follows:

		2014				2013
(Millions of pesos)		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash	Ps	1,569	113	—	1,682	1,654	107	—	1,761
Investments in corporate bonds		2,099	632	—	2,731	2,524	567	—	3,091
Investments in government bonds		8,788	—	—	8,788	7,170	—	—	7,170

Total fixed-income securities		12,456	745	—	13,201	11,348	674	—	12,022

Investment in marketable securities		5,547	1,590	—	7,137	5,771	1,407	—	7,178
Other investments and private funds		1,773	2,586	28	4,387	947	2,218	8	3,173

Total variable-income securities		7,320	4,176	28	11,524	6,718	3,625	8	10,351

Total plan assets	Ps	19,776	4,921	28	24,725	18,066	4,299	8	22,373

As of December 31, 2014, estimated payments for pensions and other postretirement benefits over the next ten years were as follows:

2014
2015	2,231
2016	2,186
2017	2,204
2018	2,293
2019	2,254
2020 – 2024	12,476

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Defined	benefit pension plans – continued

The most significant assumptions used in the determination of the net periodic cost were as follows:

	2014				2013
	Mexico	United States	United Kingdom	Range of rates in other countries	Mexico	United States	United Kingdom	Range of rates in other countries
Discount rates	5.5%	4.8%	4.4%	2.3% – 7.5%	7.0%	3.9%	4.6%	2.7% – 7.0%
Rate of return on plan assets	5.5%	4.8%	4.4%	2.3% – 7.5%	7.0%	3.9%	4.6%	2.7% – 7.0%
Rate of salary increases	4.0%	—	3.4%	2.0% – 5.0%	4.0%	—	3.1%	2.3% – 5.0%

As of December 31, 2014 and 2013, the aggregate projected benefit obligation (“PBO”) for pension plans and other postretirement benefits and the plan assets by country were as follows:

		2014			2013
		PBO	Assets	Deficit	PBO	Assets	Deficit
Mexico	Ps	3,760	799	2,961	3,355	693	2,662
United States		5,501	3,569	1,932	4,654	3,272	1,382
United Kingdom		25,635	18,953	6,682	22,078	17,030	5,048
Germany		3,634	196	3,438	3,600	295	3,305
Other countries		3,076	1,208	1,868	2,759	1,083	1,676

	Ps	41,606	24,725	16,881	36,446	22,373	14,073

In some countries, CEMEX has established health care benefits for retired personnel limited to a certain number of years after retirement. As of December 31, 2014 and 2013, the projected benefits obligation related to these benefits was approximately Ps842 and Ps908, respectively. The medical inflation rates used to determine the projected benefits obligation of these benefits in 2014 and 2013 for Mexico were 7.0%, for Puerto Rico 4.7%, the United States 4.4%, and for the United Kingdom were 6.6%.

Significant events related to employees’ pension benefits and other postretirement benefits

Effective December 31, 2014, CEMEX in the United States terminated the retiree medical and life insurance coverage for most new retirees. In addition, CEMEX changed the existing retirees program effective January 1, 2015, were participants will cease their current plans and instead receive a Health Reimbursement Account (HRA) contribution, if they become eligible. This curtailment under IAS 19 resulted in an adjustment to past service cost which generated a gain of approximately Ps110 (US$8) recognized immediately through the 2014 benefit cost.

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

As of December 31, 2014, 2013 and 2012

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

During 2012, in Puerto Rico, CEMEX eliminated coverage under the medical plan for any participants who had not retired by January 2, 2012. This event generated a curtailment gain of approximately Ps18 recognized as part of the net periodic cost in 2012.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Sensitivity analysis of pension and other postretirement benefits

For the year ended December 31, 2014, CEMEX performed sensitivity analyses on the most significant assumptions that affect the PBO, considering reasonable independent changes of plus or minus 50 basis points in each of these assumptions. The increase (decrease) that would have resulted in the PBO of pensions and other postretirement benefits as of December 31, 2014 are shown below:

		Pensions		Other benefits		Total
		+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps
Assumptions:
Discount Rate Sensitivity	Ps	(2,725)	3,059	(60)	65	(2,785)	3,124
Salary Increase Rate Sensitivity		90	(78)	15	(14)	105	(92)
Pension Increase Rate Sensitivity		1,951	(1,778)	—	—	1,951	(1,778)

19)	INCOME TAXES

19A)	INCOME TAXES FOR THE PERIOD

The amounts for income taxes (expense) income to the statements of operations in 2014, 2013 and 2012 are summarized as follows:

		2014	2013	2012
Current income taxes
From Mexican operations	Ps	(1,838)	(12,227)	1,825
From foreign operations		(2,380)	(2,013)	4,377

		(4,218)	(14,240)	6,202

Deferred income taxes
From Mexican operations		4,086	8,645	1,276
From foreign operations		(3,891)	(615)	(13,521)

		195	8,030	(12,245)

	Ps	(4,023)	(6,210)	(6,043)

As of December 31, 2014, consolidated tax loss and tax credits carryforwards and reserved carryforwards expire as follows:

		Amount of carryforwards	Amount of reserved carryforwards
2015	Ps	2,058	723
2016		3,243	409
2017		6,054	660
2018		9,338	416
2019 and thereafter		369,770	303,027

	Ps	390,463	305,235

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

19B)	DEFERRED INCOME TAXES

As of December 31, 2014 and 2013, the main temporary differences that generated the consolidated deferred income tax assets and liabilities are presented below:

		2014	2013
Deferred tax assets:
Tax loss carryforwards and other tax credits	Ps	25,720	26,290
Accounts payable and accrued expenses		8,694	7,511
Intangible assets and deferred charges, net		8,086	8,647
Others		216	211

Total deferred tax assets, net		42,716	42,659
Deferred tax liabilities:
Property, machinery and equipment		(32,017)	(32,099)
Investments and other assets		(2,768)	(3,532)

Total deferred tax liabilities, net		(34,785)	(35,631)

Net deferred tax asset	Ps	7,931	7,028

The breakdown of changes in consolidated deferred income taxes during 2014, 2013 and 2012 were as follows:

		2014	2013	2012
Deferred income tax (charged) credited to the statements of operations [1,2]	Ps	195	8,030	(12,245)
Deferred income tax (charged) credited to stockholders’ equity		229	(1,167)	(570)
Reclassification to other captions in the balance sheet [3]		479	(21)	6

Change in deferred income tax during the period	Ps	903	6,842	(12,809)

1	In 2013, CEMEX recognized deferred income tax assets in Mexico for approximately Ps10,823, considering the projections of estimated taxable income in the Parent Company resulting from the integration of the operations in Mexico that is described in note 1.

2	In 2012, includes a reduction in the deferred tax assets associated with tax loss carryforwards in Spain by approximately Ps17,018, against the deferred income tax expense for the period, considering current estimates of future taxable income and due to changes in the applicable regulations.

3	In 2014, includes the effect of the divest assets in the western region of Germany (note 15B).

Current and/or deferred income tax relative to items of other comprehensive loss during 2014, 2013 and 2012 were as follows:

		2014	2013	2012
Tax effects relative to foreign exchange fluctuations from debt (note 20B) [1]	Ps	(75)	—	(2,082)
Tax effects relative to foreign exchange fluctuations from intercompany balances (note 20B)		247	(1,338)	(724)
Tax effects relative to actuarial (gains) and losses (note 20B)		486	(122)	263
Other effects [2]		(257)	253	(833)

	Ps	401	(1,207)	(3,376)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Deferred income taxes – continued

1	Effective January 1, 2013, in connection with the change of the Parent Company’s functional currency described in note 2D there were no effects of foreign exchange fluctuations from the Parent Company’s US dollar-denominated debt within other comprehensive loss.
2	In 2013, includes a deferred income tax expense of Ps1,298 recognized directly into stockholders ´equity in connection with the changes in the conversion options embedded into the mandatorily convertible securities and into the convertible notes as explained in note 16B.

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

As of December 31, 2014, CEMEX’s deferred tax loss carryforwards that have been recognized expire as follows:

		Amount of unreserved carryforwards
2015	Ps	1,335
2016		2,834
2017		5,394
2018		8,922
2019 and thereafter		66,743

	Ps	85,228

As of December 31, 2014, in connection with CEMEX’s deferred tax loss carryforwards presented in the table above, in order to realize the benefits associated with such deferred tax assets that have not been reserved, before their expiration, CEMEX would need to generate approximately Ps85,228 in consolidated pre-tax income in future periods. For the years ended December 31, 2014, 2013 and 2012, CEMEX has reported pre-tax losses on a worldwide consolidated basis. Nonetheless, based on the same forecasts of future cash flows and operating results used by CEMEX’s management to allocate resources and evaluate performance in the countries in which CEMEX operates, which include expected growth in revenues and reductions in interest expense in several countries due to a reduction in intra-group debt balances, along with the implementation of feasible tax strategies, CEMEX believes that it will recover the balance of its tax loss carryforwards that have not been reserved before their expiration. In addition, CEMEX concluded that, the deferred tax liabilities that were considered in the

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Deferred income taxes – continued

analysis of recoverability of its deferred tax assets will reverse in the same period and tax jurisdiction of the related recognized deferred tax assets. Moreover, a certain amount of CEMEX’s deferred tax assets refer to operating segments and tax jurisdictions in which CEMEX is currently generating taxable income or in which, according to CEMEX’s management cash flow projections, will generate taxable income in the relevant periods before the expiration of the deferred tax assets.

CEMEX, S.A.B de C.V., has not provided for any deferred tax liability for the undistributed earnings generated by its subsidiaries recognized under the equity method, considering that such undistributed earnings are expected to be reinvested, and to not generate income tax in the foreseeable future. Likewise, CEMEX does not recognize a deferred income tax liability related to its investments in subsidiaries and interests in joint ventures, considering that CEMEX controls the reversal of the temporary differences arising from these investments.

19C)	EFFECTIVE TAX RATE

Differences between the financial reporting and the corresponding tax basis of assets and liabilities and the different income tax rates and laws applicable to CEMEX, among other factors, give rise to permanent differences between the statutory tax rate applicable in Mexico, and the effective tax rate presented in the consolidated statements of operations, which in 2014, 2013 and 2012 were as follows:

	2014	2013	2012
	%	%	%
Consolidated statutory tax rate	(30.0)	(30.0)	(30.0)
Non-taxable dividend income	(4.4)	(5.6)	(0.7)
Expenses and other non-deductible items [1]	81.7	352.7	7.7
Unrecognized tax benefits in the year	6.1	(37.8)	(49.5)
Non-taxable sale of marketable securities and fixed assets	(52.6)	(48.1)	(14.2)
Difference between book and tax inflation	48.4	39.9	34.0
Other tax non-accounting benefits [2]	192.0	(87.0)	166.4
Others	1.5	(1.5)	0.4

Effective consolidated tax rate	242.7	182.6	114.1

1	In 2013, this line item includes the effects associated with the termination of the tax consolidation regime in Mexico.
2	Includes: a) the effects of the different income tax rates in the countries where CEMEX operates and other permanent differences; b) changes during the period related to deferred tax assets originated by tax loss carryforwards (note 19B); and c) changes in the balance of provisions for tax uncertainties during the period, as described in note 19D.

19D)	UNCERTAIN TAX POSITIONS AND SIGNIFICANT TAX PROCEEDINGS

As of December 31, 2014 and 2013, as part of short-term and long-term provisions and other liabilities (note 17), CEMEX has recognized provisions related to unrecognized tax benefits in connection with uncertain tax positions taken, in which it is deemed probable that the tax authority would differ from the position adopted by CEMEX. As of December 31, 2014, the tax returns submitted by some subsidiaries of CEMEX located in several countries are under review by the respective tax authorities in the ordinary course of business. CEMEX cannot anticipate if such reviews will result in new tax assessments, which would, should any arise, be appropriately disclosed and/or recognized in the financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Uncertain tax positions and significant tax proceedings – continued

A summary of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2014, 2013 and 2012, excluding interest and penalties, is as follows:

		2014	2013	2012
Balance of tax positions at beginning of year	Ps	1,283	1,235	21,936
Additions for tax positions of prior years		216	207	325
Additions for tax positions of current year		278	68	110
Reductions for tax positions related to prior years and other items		(71)	(42)	(14,601)
Settlements and reclassifications		(317)	(81)	(4,053)
Expiration of the statue of limitations		(73)	(103)	(1,599)
Foreign currency translation effects		80	(1)	(883)

Balance of tax positions at end of year	Ps	1,396	1,283	1,235

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

As of December 31, 2014, certain significant proceedings associated with these tax positions are as follows:

•	As of December 31, 2014, the U.S. Internal Revenue Service (“IRS”) has concluded its audits for the years 2010, 2011 and 2012. The final findings did not materially alter the provisions CEMEX had set aside for these matters and, as such, the amounts were not material for its financial results. On April 25, 2014, the IRS commenced its audit of the 2013 and 2014 tax years under the Compliance Assurance Process. CEMEX has not identified any material audit results that could have a significant adverse effect in its financial statements.

•	On July 7, 2011, the tax authorities in Spain notified CEMEX España, S.A. of a tax audit process in Spain covering the tax years from and including 2006 to 2009. The tax authorities in Spain have challenged part of the tax losses reported by CEMEX España for such years. The tax authorities in Spain notified CEMEX España of fines in the aggregate amount of approximately €456 (US$552 or Ps8,134). The laws of Spain provide a number of appeals that could be filed against such penalty without making any payment until they are finally resolved. On April 22, 2014, CEMEX España filed appeals against such fines. At this stage, CEMEX is not able to assess the likelihood of an adverse result regarding this matter, and the appeals that CEMEX España has file could take an extended amount of time to be resolved, but if all appeals filed by CEMEX España are adversely resolved, it could have a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

•

On December 17, 2012, the Mexican tax authorities published the decree of the Federation Revenues Law for the 2013 tax year. The decree contained a transitory ruling (the “Amnesty Provision”) that granted the

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Uncertain tax positions and significant tax proceedings – continued

cancellation of up to 80% of certain tax proceedings originated before the 2007 tax period, and 100% of interest and penalties, as well as 100% of interest and penalties of tax proceedings originated in the 2007 tax period and thereafter. CEMEX was a beneficiary of such transitory amnesty provision in connection with several of the Mexican tax proceedings mentioned in the following paragraphs. As a result, CEMEX reduced the provision accrued in prior years related to these tax proceedings and the effect is included as part of the changes of unrecognized tax benefits during the year 2012 presented in the table above.

•	Pursuant to amendments to the Mexican income tax law effective January 1, 2005, Mexican companies with investments in foreign entities whose income tax liability is less than 75% of the income tax that would be payable in Mexico, are required to pay taxes in Mexico on net passive income, such as dividends, royalties, interest, capital gains and rental fees obtained by such entities, provided, however, that those revenues are not derived from entrepreneurial activities in such countries. CEMEX challenged the constitutionality of the amendments before the Mexican federal courts. In September 2008, the Supreme Court of Justice ruled the amendments were constitutional for tax years 2005 to 2007. In March and July, 2012, CEMEX self-assessed the taxes corresponding to the 2005 and 2006 tax years, respectively, for a total amount, inclusive of surcharges and carry-forward charges, of Ps4,642 (US$358) for 2005 and Ps1,100 (US$86) for 2006, of which 20%, or approximately Ps928 (US$72) for 2005 and Ps221 (US$17) for 2006, was paid in connection with the submission of amended tax returns. The remaining 80% of such total amounts would have been due in February 2013 and July 2013 for the 2005 and 2006 tax years, respectively, plus additional interest if CEMEX would have elected to extend the payment date in thirty-six monthly installments. On January 31, 2013 in connection with the Amnesty Provision, CEMEX reached a settlement agreement with the tax authorities for the remaining 80% consisting in a single final payment on February 1, 2013 according to the rules set forth by the transitory provision described above. Changes in the provision were recognized within income tax expense in 2012.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Uncertain tax positions and significant tax proceedings – continued

•	In November 2009, amendments to the income tax law effective on January 1, 2010 were approved in Mexico. Such amendments modified the tax consolidation regime by requiring entities to determine income taxes as if the tax consolidation rules did not exist from 1999 onward, specifically turning into taxable items: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and c) other transactions that represented the transfer of resources between the companies included in the tax consolidation. In December 2010, pursuant to miscellaneous rules, the tax authority in Mexico had granted the option to defer the calculation and payment of the income tax over the difference in equity explained above, until the subsidiary was disposed of or CEMEX would eliminate the tax consolidation. Nonetheless, in December 2013 new amendments to the income tax law in Mexico were approved effective beginning January 1, 2014, which eliminated the tax consolidation regime in effect until December 31, 2013, and implemented prospectively a new voluntary integration regime that CEMEX will not apply. As a result, beginning in 2014, each Mexican entity will determine its income taxes based solely in its individual results. A period of up to 10 years has been established for the settlement of the liability for income taxes related to the tax consolidation regime accrued until December 31, 2013, amount which considering the rules issued for the disconnection of the tax consolidation regime amounted to approximately Ps24,804 as of December 31, 2013, as described in the table below. Changes in the Parent Company’s tax payable associated with the aforementioned elimination of the tax consolidation regime in Mexico during 2014, 2013 and 2012 were as follows:

		2014	2013	2012
Balance at beginning of period	Ps	24,804	14,546	12,410
Income tax received from subsidiaries		—	1,805	2,089
Restatement for the period		955	1,234	745
Payments during the period		(4,330)	(2,035)	(698)
Effects associated with the termination of the tax consolidation regime		—	9,254	—

Balance at end of period	Ps	21,429	24,804	14,546

•	On January 2011, the Mexican tax authority notified CEMEX, S.A.B. de C.V., of a tax assessment for approximately Ps996 (US$77) pertaining to changes to the income tax law approved in 2005 that permits the deductibility of the cost of goods sold deducted in the determination of income taxes, instead of using the amount of purchases. Since there were inventories as of December 31, 2004, in a transition provision, the law allowed the inventory to be accumulated as income (thus reversing the deduction via purchases) and then be deducted from 2005 onwards as cost of goods sold. In order to compute the income resulting from the inventories in 2004, the law allowed this income to be offset against accumulated tax losses of some of CEMEX’s subsidiaries. The authorities argued that because of this offsetting, the right to use such losses at the consolidated level had been lost; therefore, CEMEX had to increase its consolidated income or decrease its consolidated losses. During May 2013, CEMEX settled this tax assessment as part of the Amnesty Provision described above.

•	On November 16, 2011, the Mexican tax authorities notified Centro Distribuidor de Cemento, S.A. de C.V. and Mexcement Holdings, S.A. de C.V., subsidiaries of CEMEX in Mexico, of tax assessments related to direct and indirect investments in entities considered to be preferential tax regimes, in the amount of approximately Ps1,251 (US$101) and approximately Ps759 (US$59), respectively. In February 2014, CEMEX filed a claim against these assessments before the corresponding courts. At this stage, CEMEX is not able to assess the likelihood of an adverse result in these proceedings. During May 2013, CEMEX settled these tax assessments based on the Amnesty Provision previously described.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Uncertain tax positions and significant tax proceedings – continued

•	On April 1, 2011, the Colombian Tax Authority notified CEMEX Colombia, S.A. (“CEMEX Colombia”) of a special proceeding in which the Colombian Tax Authority rejected certain deductions taken by CEMEX Colombia in its 2009 year-end tax return. The Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in an amount equivalent as of December 31, 2014 to approximately US$38 (Ps560) and imposed a penalty in an amount equivalent to approximately US$60 (Ps884). The Colombian Tax Authority argues that certain expenses are not deductible for fiscal purposes because they are not linked to direct revenues recorded in the same fiscal year, without considering that future revenue will be taxed under the income tax law in Colombia. CEMEX Colombia responded to the special proceeding notice June 25, 2011. On December 15, 2011, the Colombian Tax Authority issued its final determination, which confirmed the information in the special proceeding. CEMEX Colombia appealed the final determination on February 15, 2012. On January 17, 2013, CEMEX Colombia was notified of a resolution confirming the official liquidation. On May 10, 2013 CEMEX Colombia appealed the final determination before the Administrative Tribunal of Cundinamarca, which was admitted on June 21, 2013. On July 14, 2014, CEMEX Colombia was notified about an adverse resolution to its appeal, which confirms the official liquidation notified by the Colombian Tax Authority. On July 22, 2014, CEMEX Colombia filed an appeal against this resolution before the Colombian State Council (Consejo de Estado). At this stage of the proceeding, as of December 31, 2014, CEMEX is not able to assess the likelihood of an adverse result in the proceedings, but if adversely resolved, this proceeding could have a material adverse impact on CEMEX’s results of operations, liquidity or financial position.

•	On November 10, 2010, the Colombian Tax Authority notified CEMEX Colombia of a proceeding in which the Colombian Tax Authority rejected certain tax losses taken by CEMEX Colombia in its 2007 and 2008 year-end tax return. In addition, the Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in an amount equivalent as of December 31, 2014 to approximately US$18 (Ps265) and imposed a penalty in an amount equivalent to approximately US$29 (Ps427). The Colombian Tax Authority argues that CEMEX Colombia is limited in its use of prior year tax losses to 25% of such losses per subsequent year. CEMEX believes that the tax provision that limits the use of prior year tax losses does not apply in the case of CEMEX Colombia because the applicable tax law was repealed in 2006. Furthermore, CEMEX believes that the Colombian Tax Authority is no longer able to review the 2008 tax return because the time to review such return has already expired pursuant to Colombian law. The Colombian Tax Authority issued an official settlement on July 27, 2011, which confirmed its position in the special request. The official settlement was appealed by CEMEX on September 27, 2011. On July 31, 2012, the Colombian Tax Authority notified CEMEX Colombia of the resolution confirming the official liquidation. In November 2012, CEMEX Colombia appealed the official assessment. During 2013, CEMEX Colombia reached a settlement agreement with the Colombian Tax Authority by means of the payment of the income tax due, while penalties were canceled. On August 26, 2013 and September 16, 2013, the settlement confirmations were signed in connection with the years 2007 and 2008, respectively, representing the official conclusion of this proceeding.

•

On February 9, 2014, the Egyptian Ministry of Finance’s Appeals Committee (the “Appeals Committee”) notified a resolution to Assiut Cement Company (“ACC”), CEMEX’s subsidiary in Egypt, requiring the payment of a development levy on clay applied to the Egyptian cement industry in amounts equivalent as of December 31, 2014, of: (i) approximately US$45 (Ps663) for the period from May 5, 2008 to August 31, 2011; and (ii) approximately 7 thousand dollars (103 thousand pesos) for the period from September 1, 2011 to November 30, 2011. On March 10, 2014, ACC filed a claim before the North Cairo Court requesting the nullification of decision and requesting that the Egyptian tax authority is not entitled to require payment of

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Uncertain tax positions and significant tax proceedings – continued

the aforementioned amounts. This matter is being reviewed by the North Cairo Court expert’s office. At this stage, as of December 31, 2014, CEMEX is not able to assess the likelihood of an adverse result regarding this matter, but if adversely resolved, this proceeding could have a material adverse impact on CEMEX’s results of operations, liquidity or financial position.

20)	STOCKHOLDERS’ EQUITY

As of December 31, 2014 and 2013, stockholders’ equity excludes investments in CPOs of CEMEX, S.A.B. de C.V. held by subsidiaries of approximately Ps264 (18,261,131 CPOs) and Ps269 (17,558,782 CPOs), respectively, which were eliminated within “Other equity reserves.”

20A)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2014 and 2013, the breakdown of common stock and additional paid-in capital was as follows:

		2014	2013
Common stock	Ps	4,151	4,143
Additional paid-in capital		101,216	84,800

	Ps	105,367	88,943

During December 2013, the Company’s management approved restitution to the consolidated line item of “Retained earnings” for Ps35,667, by means of transfer with charge to the line item of “Additional paid-in capital”. This transfer represents a reclassification between line items within CEMEX’s consolidated stockholders’ equity that does not affect its consolidated amount.

As of December 31, 2014 and 2013 the common stock of CEMEX, S.A.B. de C.V. was presented as follows:

	2014		2013
Shares [1]	Series A 2	Series B 2	Series A 2	Series B 2
Subscribed and paid shares	24,913,159,536	12,456,579,768	22,847,063,194	11,423,531,597
Unissued shares authorized for stock compensation programs	933,604,310	466,802,155	1,055,956,580	527,978,290
Shares that guarantee the issuance of convertible securities [3]	5,658,760,600	2,829,380,300	6,408,438,520	3,204,219,260
Shares authorized for the issuance of stock or convertible securities [4]	—	—	4,146,404	2,073,202

	31,505,524,446	15,752,762,223	30,315,604,698	15,157,802,349

1	As of December 31, 2014 and 2013, 13,068,000,000 shares correspond to the fixed portion, and 34,190,286,669 shares in 2014, 32,405,407,047 shares in 2013, correspond to the variable portion.
2	Series “A” or Mexican shares must represent at least 64% of CEMEX’s capital stock; meanwhile, Series “B” or free subscription shares must represent at most 36% of CEMEX’s capital stock.
3	Shares that guarantee the conversion of both the outstanding voluntary and mandatorily convertible securities (note 16B).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Common stock and additional paid-in capital – continued

4	Shares authorized for the issuance of stock through a public offer or through the issuance of convertible securities.

On March 20, 2014, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,404.0 million shares (468.0 million CPOs), which shares were issued, representing an increase in common stock of approximately Ps4, considering a nominal value of Ps0.00833 per CPO, and additional paid-in capital of approximately Ps7,614; (ii) increase the variable common stock by issuing up to 387 million shares (129 million CPOs),which will be kept in CEMEX’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX’s convertible securities (note 16B).

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

In connection with the long-term executive stock-based compensation program (note 21) in 2014, 2013 and 2012, CEMEX issued approximately 61.1 million, 49.6 million and 46.4 million CPOs, respectively, generating an additional paid-in capital of approximately Ps765 in 2014, Ps551 in 2013 and Ps486 in 2012 associated with the fair value of the compensation received by executives.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

20B)	OTHER EQUITY RESERVES

As of December 31, 2014 and 2013 other equity reserves are summarized as follows:

		2014	2013
Cumulative translation effect, net of effects from perpetual debentures and deferred income taxes recognized directly in equity (notes 19B and 20D)	Ps	11,474	12,152
Cumulative actuarial losses		(6,167)	(3,142)
Effects associated with CEMEX´s convertible securities [1]		5,695	6,296
Treasury shares held by subsidiaries		(264)	(269)

	Ps	10,738	15,037

1	Represents the equity component upon the issuance of CEMEX’s convertible securities described in note 16B, as well as the effects associated with such securities in connection with the change in the Parent Company’s functional currency (note 2D). Upon conversion of these securities, the balances have been correspondingly reclassified to common stock and/or additional paid-in capital (note 16A).

For the years ended December 31, 2014, 2013 and 2012, the translation effects of foreign subsidiaries included in the statements of comprehensive loss were as follows:

		2014	2013	2012
Foreign currency translation adjustment [1]	Ps	15,157	(4,187)	(16,019)
Foreign exchange fluctuations from debt [2]		479	—	6,939
Foreign exchange fluctuations from intercompany balances [3]		(15,135)	5,139	1,756

	Ps	501	952	(7,324)

1	These effects refer to the result from the translation of the financial statements of foreign subsidiaries.
2	Generated by foreign exchange fluctuations over a notional amount of debt in CEMEX, S.A.B. de C.V., associated with the acquisition of foreign subsidiaries and designated as a hedge of the net investment in foreign subsidiaries.
3	Refers to foreign exchange fluctuations arising from balances with related parties in foreign currencies that are of a long-term investment nature considering that their liquidation is not anticipated in the foreseeable future and foreign exchange fluctuations over a notional amount of debt of a subsidiary of CEMEX España identified and designated as a hedge of the net investment in foreign subsidiaries.

20C)	RETAINED EARNINGS

Net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the common stock. As of December 31, 2014, the legal reserve amounted to Ps1,804. As mentioned in note 20A, in December 2013, CEMEX incurred a restitution of retained earnings from additional paid-in capital for Ps35,667.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

20D)	NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES

Non-controlling interest

Non-controlling interest represents the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. As of December 31, 2014 and 2013, non-controlling interest in equity amounted to approximately Ps10,199 and Ps8,716, respectively.

On November 15, 2012, pursuant to a public offering in Colombia and an international private placement, CEMEX Latam, a wholly-owned subsidiary of CEMEX España, S.A., concluded its initial offering of 170,388,000 common shares, which include 22,224,000 treasury shares, repurchased by means of a put option granted to the initial purchasers during the 30-day period following closing of the offering. CEMEX Latam’s assets include substantially all of CEMEX’s assets in Colombia, Panama, Costa Rica, Brazil, Guatemala and El Salvador. After the offering, CEMEX España, S.A., maintained 73.35% of CEMEX Latam’s outstanding common shares, excluding shares held in treasury. CEMEX Latam’s common shares are listed on the Colombian Stock Exchange (Bolsa de Valores de Colombia S.A.) under the ticker CLH. The net proceeds from the offering of approximately US$960, after deducting commissions and offering expenses and after giving effect to the exercise of the put option by the initial purchasers, were used by CEMEX to repay indebtedness under the Facilities Agreement and the Financing Agreement.

Perpetual	debentures

As of December 31, 2014 and 2013, the balances of the non-controlling interest included approximately US$466 (Ps6,869) and US$477 (Ps6,223), respectively, representing the notional amount of perpetual debentures, which exclude any perpetual debentures held by subsidiaries, acquired in 2012 through a series of voluntary exchange transactions agreed with the holders of each series of their then outstanding perpetual debentures for new secured notes or other financial instruments (notes 2A and 16A).

Interest expense on the perpetual debentures, was included within “Other equity reserves” and amounted to approximately Ps420 in 2014, Ps405 in 2013 and Ps453 in 2012, excluding in all the periods the amount of interest accrued by perpetual debentures held by subsidiaries.

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Perpetual	debentures – continued

As of December 31, 2014 and 2013, the detail of CEMEX’s perpetual debentures, excluding the perpetual debentures held by subsidiaries, was as follows:

		2014		2013		Repurchase option
Issuer	Issuance date	Nominal amount		Nominal amount			Interest rate
C10-EUR Capital (SPV) Ltd	May 2007		€64		€64	Tenth anniversary	6.277%
C8 Capital (SPV) Ltd	February 2007	US$	137	US$	137	Eighth anniversary	LIBOR + 4.4%
C5 Capital (SPV) Ltd [1]	December 2006	US$	69	US$	69	Fifth anniversary	LIBOR+4.277%
C10 Capital (SPV) Ltd	December 2006	US$	183	US$	183	Tenth anniversary	6.722%

1	CEMEX is not permitted to call these debentures under the Facilities Agreement.

21)	EXECUTIVE STOCK-BASED COMPENSATION

CEMEX has long-term restricted stock-based compensation programs providing for the grant of CEMEX’s CPOs to a group of executives, pursuant to which, new CPOs are issued under each annual program over a service period of 4 years. By agreement with the executives, the CPOs of the annual grant (25% of each annual program) are placed at the beginning of the service period in a trust established for the benefit of the executives to comply with a one year restriction on sale. Under these programs, CEMEX granted approximately 61.1 million CPOs in 2014, 49.6 million CPOs in 2013 and 46.4 million CPOs in 2012 that were subscribed and pending for payment in CEMEX’s treasury. Of the total CPOs granted in 2013, approximately 10.3 million CPOs were related to termination benefits associated with restructuring events (note 6). As of December 31, 2014, there are approximately 58 million CPOs associated with these annual programs that are expected to be issued in the following years as the executives render services.

Beginning January 1, 2013, eligible executives belonging to CEMEX Latam’s operations (note 20D), ceased to receive CEMEX’s CPOs and instead started receiving shares of CEMEX Latam. The only different condition as compared to CEMEX’s plan is that executives receive each 25% of the shares related to the annual program fully unrestricted at the end of the service period. CEMEX Latam granted 135,250 shares in 2014 and 56,925 shares in 2013. As of December 31, 2014, there are approximately 207,193 shares of CEMEX Latam associated with these annual programs that are expected to be issued in the following years as the executives render services.

In addition, in 2012, CEMEX initiated a stock-based compensation program for a group of executives which was linked to both, internal performance conditions (increase in Operating EBITDA) and market conditions (increase in the price of CEMEX’s CPO), over a period of three years ending on December 31, 2014. Under this program, CEMEX granted awards over approximately 39.9 million CPOs, which became fully vested upon achievement of the annual internal and/or external performance conditions in each of the three years. Any CPOs vested would be only delivered, fully unrestricted, to active executives in March 2015.

The combined compensation expense related to the programs described above in 2014, 2013 and 2012, recognized in the operating results, amounted to approximately Ps730, Ps687 and Ps622, respectively. The weighted average price per CPO granted during the period was approximately 12.53 pesos in 2014, 11.11 pesos in 2013 and 10.48 pesos in 2012. Moreover, the weighted average price per CEMEX Latam share granted during the period was approximately 15,073 Colombian pesos in 2014 and 12,700 Colombian pesos in 2013.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Executive stock-based compensation – continued

Options outstanding under CEMEX’s programs represent liability instruments (note 2S). The information related to options granted in respect of CEMEX, S.A.B. de C.V., shares is as follows:

Options	Variable Program (A)	Special Program (B)
Options at the beginning of 2013	263,776	507,447
Changes in 2013:
Options cancelled and adjustments	(263,776)	(160,112)
Options exercised	—	(111,312)

Options at the end of 2013	—	236,023
Changes in 2014:
Options cancelled and adjustments	—	(165,510)

Options at the end of 2014	—	70,513

Underlying CPOs [1]	—	1,410,250

Weighted average exercise prices per CPO:
Options outstanding at the beginning of 2014 [1]	—	1.6 dollars
Options outstanding at the end of 2014 [1]	—	1.9 dollars

Average life of options:	—	0.5 years

1	Prices and the number of underlying CPOs are technically adjusted for the dilutive effect of stock dividends and recapitalization of retained earnings

A)	Variable program

This program started in November 2001, through an exchange for options of an extinguished former program, with exercise prices denominated in dollars increasing annually at a 7% rate.

B)	Special program

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

Valuation of options at fair value and accounting recognition

All options outstanding qualify as liability instruments and are valued at their estimated fair value as of the date of the financial statements, recognizing changes in valuations in the statements of operations. The options’ fair values were determined through the binomial option-pricing model considering the options’ remaining tenure and assumptions of expected dividend yield, volatility and interest rate based on reasonable market conditions. The balances of the provision for the remaining executive stock options as of December 31, 2014 and 2013 and the changes in such provision for the years ended December 31, 2014, 2013 and 2012 were not significant.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

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

The amounts considered for calculations of loss per share in 2014, 2013 and 2012 were as follows:

		2014	2013	2012
Denominator (thousands of shares)
Weighted average number of shares outstanding [1]		35,293,441	34,128,538	33,974,677
Capitalization of retained earnings in 2013 [2]		1,404,099	1,404,099	1,404,099
Effect of dilutive instruments – mandatorily convertible securities (note 16B) [3]		629,545	629,545	629,545

Weighted average number of shares outstanding – basic		37,327,085	36,162,182	36,008,321
Effect of dilutive instruments – stock-based compensation (note 21) [3]		293,657	306,930	286,042
Effect of potentially dilutive instruments – optionally convertible securities (note 16B) [3]		5,733,796	7,105,488	7,105,488

Weighted average number of shares outstanding – diluted		43,354,538	43,574,600	43,399,851

Numerator
Consolidated net loss	Ps	(5,680)	(9,611)	(11,338)
Less: non-controlling interest net income		1,103	1,223	662

Controlling interest net loss		(6,783)	(10,834)	(12,000)
Plus: after tax interest expense on mandatorily convertible securities		164	181	196

Controlling interest net loss – basic loss per share		(6,619)	(10,653)	(11,804)
Plus: after tax interest expense on optionally convertible securities		1,424	1,494	1,501

Controlling interest net loss – diluted loss per share	Ps	(5,195)	(9,159)	(10,303)

Controlling Interest Basic Loss Per Share	Ps	(0.18)	(0.29)	(0.33)

Controlling Interest Diluted Loss Per Share [4]	Ps	(0.18)	(0.29)	(0.33)

1	Based on IAS 33, the weighted average number of shares outstanding in 2013 and 2012 reflects the shares issued as a result of the capitalization of retained earnings declared on March 2013 and March 2012, as applicable (note 20A).
2	According to resolution of the stockholders’ meetings on March 20, 2014.
3

The number of CPO to be issued under the executive stock-based compensation programs, as well as the total amount of CPOs committed for issuance in the future under the mandatorily and optionally convertible

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Loss per share – continued

securities, are computed from the beginning of the reporting period. The number of shares resulting from the executives’ stock option programs is determined under the inverse treasury method.
4	For 2014, 2013 and 2012, the effects on the denominator and numerator of potential dilutive shares generate antidilution; therefore, there is no change between the reported basic and diluted loss per share.

23)	COMMITMENTS

23A)	GUARANTEES

As of December 31, 2014 and 2013, CEMEX, S.A.B. de C.V., had guaranteed loans of certain subsidiaries for approximately US$5,589 (Ps82,383) and US$7,125 (Ps92,982), respectively.

23B)	PLEDGED ASSETS

As of December 31, 2014, CEMEX had prepaid in total its liabilities secured by property, machinery and equipment. In 2013, CEMEX had liabilities amounting US$83. These amounts exclude the financial liabilities associated with capital leases (note 16B), as there are no legal liens on the related assets.

In addition, CEMEX transferred to a guarantee trust and entered into pledge agreements for the benefit of the Credit Agreement and the Facilities Agreement lenders, note holders and other creditors having the benefit of negative pledge clauses, the shares of several of its main subsidiaries, including CEMEX México, S.A. de C.V. and CEMEX España, S.A., in order to secure payment obligations under the Credit Agreement, the Facilities Agreement and other debt instruments entered into prior to the date of these agreements (note 16A).

23C)	OTHER COMMITMENTS

In April 2008, Citibank entered into put option transactions on CEMEX’s CPOs with a Mexican trust that CEMEX established on behalf of its Mexican pension fund and certain of CEMEX’s directors and current and former employees (the “participating individuals”). The transaction was structured with two main components. Under the first component, the trust sold, for the benefit of CEMEX’s Mexican pension fund, put options to Citibank in exchange for a premium of US$38. The premium was used by the trust to purchase, on a prepaid forward basis, securities that tracked the performance of the MSE. Under the second component, the trust sold, on behalf of the participating individuals, additional put options to Citibank in exchange for a premium of US$38, which was used to purchase prepaid forward CPOs. These prepaid forward CPOs, together with additional CPOs representing an equal amount in U.S. dollars, were deposited into the trust by the participating individuals as security for their obligations, and represented the maximum exposure of the participating individuals under this transaction. The put options gave Citibank the right to require the trust to purchase, in April 2013, approximately 136 million CPOs at a price of US$2.6498 per CPO (120% of initial CPO price in dollars). If the value of the assets held in the trust (34.7 million CPOs and the securities that tracked the performance of the MSE) was insufficient to cover the obligations of the trust, CEMEX should settle, in April 2013, the difference between the total number of CPOs at a price of US$2.6498 per CPO and the market value of the assets of the trust. During the transaction, CEMEX recognized a liability for the fair value of the guarantee, and changes in valuation were recorded in the statements of operations (note 16D). Between January and April 2013, the 136 million put options were gradually unwounded, and after deducting the value of the trust’ assets, for an aggregate amount of approximately US$112.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Other commitments – continued

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

In some countries, CEMEX has self-insured health care benefits plans for its active employees, which are managed on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2013, in certain plans, CEMEX has established stop-loss limits for continued medical assistance derived from a specific cause (e.g., an automobile accident, illness, etc.) ranging from 23 thousand dollars to 400 thousand dollars. In other plans, CEMEX has established stop-loss limits per employee regardless of the number of events ranging from 350 thousand dollars to 2 million dollars. The contingency for CEMEX if all employees qualifying for health care benefits required medical services simultaneously is significantly. However, this scenario is remote. The amount expensed through self-insured health care benefits was approximately US$64 (Ps943) in 2014, US$70 (Ps914) in 2013 and US$72 (Ps925) in 2012.

23E)	CONTRACTUAL OBLIGATIONS

As of December 31, 2014 and 2013, CEMEX had the following contractual obligations:

(U.S. dollars millions)		2014					2013
Obligations		Less than 1 year	1-3 years	3-5 years	More than 5 years	Total	Total
Long-term debt	US$	984	2,254	4,859	5,867	13,964	14,627
Capital lease obligations [1]		32	62	61	60	215	292
Convertible notes [2]		216	961	649	—	1,826	2,269

Total debt and other financial obligations [3]		1,232	3,277	5,569	5,927	16,005	17,188
Operating leases [4]		97	151	95	50	393	402
Interest payments on debt [5]		910	1,738	1,180	1,220	5,048	6,289
Pension plans and other benefits [6]		151	298	309	846	1,604	1,747
Purchases of raw materials, fuel and energy [7]		334	434	446	2,041	3,255	3,488

Total contractual obligations	US$	2,724	5,898	7,599	10,084	26,305	29,114

	Ps	40,152	86,937	112,009	148,638	387,736	379,938

1	Represent nominal cash flows. As of December 31, 2014, the net present value of future payments under such leases was US$130 (Ps1,916), of which, US$35 (Ps509) refers to payments from 1 to 3 years, US$25 (Ps371) refer to payments from 3 to 5 years, and US$53 (Ps776) refer payments of more than 5 years.
2	Refers to the components of liability of the convertible notes described in note 16B and assumes repayment at maturity and no conversion of the notes.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Contractual obligations – continued

3	The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature.
4	The amounts represent nominal cash flows. CEMEX has operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain operating expenses. Rental expense was US$112 (Ps1,657) in 2014, US$126 (Ps1,647) in 2013 and US$156 (Ps2,003) in 2012.
5	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2014 and 2013.
6	Represents estimated annual payments under these benefits for the next 10 years (note 18), including the estimate of new retirees during such future years.
7	Future payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows. Future nominal payments for energy were estimated for all contractual commitments on the basis of an aggregate average expected consumption of 3,124.1 GWh per year using the future prices of energy established in the contracts for each period. Future payments also include CEMEX’s commitments for the purchase of fuel.

As of December 31, 2014 and 2013, in connection with the commitments for the purchase of fuel and energy included in the table above, a description of the most significant contracts is as follows:

•	In September 2006, CEMEX and the Spanish company ACCIONA agreed to develop a wind farm project for the generation of 250 Megawatts (MW) in the Mexican state of Oaxaca. CEMEX acted as promoter of the project, which was named EURUS. ACCIONA provided the required financing, constructed the facility and currently operates the wind farm. The installation of 167 wind turbines in the farm was finished in November 2009. The agreements established that CEMEX’s plants in Mexico will acquire a portion of the energy generated by the wind farm for a period of at least 20 years, which began in February 2010, when EURUS reached the committed limit capacity. For the years ended December 31, 2014, 2013 and 2012, EURUS supplied (unaudited) approximately 29.1%, 25.8% and 29.1%, respectively, of CEMEX’s overall electricity needs in Mexico during such year. This agreement is for CEMEX’s own use and there is no intention of trading in energy by CEMEX.

•	In 1999, CEMEX entered into agreements with an international partnership, which financed, built and operated an electrical energy generating plant in Mexico called Termoeléctrica del Golfo (“TEG”). In 2007, the original operator was replaced. Pursuant to the agreement, CEMEX would purchase the energy generated from TEG for a term of not less than 20 years, which started in April 2004 and that was further extended until 2027 with the change of operator. CEMEX committed to supply TEG and another third-party electrical energy generating plant adjacent to TEG all fuel necessary for their operations, a commitment that has been hedged through four 20-year agreements entered with Petróleos Mexicanos (“PEMEX”), which terminate in 2024. Consequently, for the last 3 years, CEMEX intends to purchase the required fuel in the market. For the years ended December 31, 2014, 2013 and 2012, TEG supplied (unaudited) approximately 64.8%, 70.9% and 67.8%, respectively, of CEMEX’s overall electricity needs during such year for its cement plants in Mexico.

•

In regards with the above, in March 1998 and July 1999, CEMEX signed contracts with PEMEX providing that beginning in April 2004 PEMEX’s refineries in Cadereyta and Madero City would supply CEMEX with a combined volume of approximately 1.75 million tons of petcoke per year. As per the petcoke contracts with PEMEX, 1.2 million tons of the contracted volume will be allocated to TEG and the other

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Contractual obligations – continued

energy producer and the remaining volume will be allocated to CEMEX’s operations in Mexico. By entering into the petcoke contracts with PEMEX, CEMEX expects to have a consistent source of petcoke throughout the 20-year term.

•	In 2007, CEMEX Ostzement GmbH (“COZ”), CEMEX’s subsidiary in Germany, entered into a long-term energy supply contract with Vattenfall Europe New Energy Ecopower (“VENEE”), pursuant to which VENEE committed to supply energy to CEMEX’s Rüdersdorf plant for a period of 15 years starting on January 1, 2008. Based on the contract, each year COZ has the option to fix in advance the volume of energy that it will acquire from VENEE, with the option to adjust the purchase amount one time on a monthly and quarterly basis. According to the contract, COZ acquired (unaudited) approximately 27 MW in 2014, 2013 and 2012, and COZ expects to acquire between 26 and 28 MW per year starting in 2015 and thereafter. The contract, which establishes a price mechanism for the energy acquired, based on the price of energy future contracts quoted on the European Energy Exchange, did not require initial investments and was expected to be performed at a future date. Based on its terms, this contract qualified as a financial instrument under IFRS. As the contract is for CEMEX’s own use and CEMEX sells any energy surplus as soon as actual energy requirements are known, regardless of changes in prices and thereby avoiding any intention of trading in energy, such contract is not recognized at its fair value.

24)	CONTINGENCIES

24A)	PROVISIONS RESULTING FROM LEGAL PROCEEDINGS

CEMEX is involved in various significant legal proceedings, in addition to those related to income tax matters (note 19D), the resolutions of which are deemed probable and imply cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions have been recognized in the financial statements, representing the best estimate of the amounts payable. Therefore, CEMEX believes that it will not incur significant expenditure in excess of the amounts recorded. As of December 31, 2014, the details of the most significant events are as follows:

•

In January 2007, the Polish Competition and Consumers Protection Office (the “Protection Office”) notified CEMEX Polska, a subsidiary in Poland, about the initiation of an antitrust proceeding against all cement producers in the country, including CEMEX Polska and another of CEMEX’s indirect subsidiaries in Poland. The Protection Office alleged that there was an agreement between all cement producers in Poland regarding prices, market quotas and other sales conditions of cement, and that the producers exchanged confidential information, all of which limited competition in the Polish cement market. In January 2007, CEMEX Polska filed its response to the notification, denying that it had committed the practices listed by the Protection Office, and submitted formal comments and objections gathered during the proceeding, as well as facts supporting its position that its activities were in line with Polish competition law. In December 2009, the Protection Office issued a resolution imposing fines on a number of Polish cement producers, including CEMEX Polska for the period of 1998 to 2006. The fine imposed on CEMEX Polska amounted to the equivalent of approximately US$33 (Ps485), which represented 10% of CEMEX Polska’s total revenue for the calendar year preceding the imposition of the fine. On December 23, 2009, CEMEX Polska filed an appeal before the Polish Court of Competition and Consumer Protection in Warsaw (the “First Instance Court”). After a series of hearings, on December 13, 2013, the First Instance Court reduced the penalty imposed on CEMEX Polska to the equivalent of approximately US$27 (Ps393) or 8.125% of CEMEX Polska’s revenue in 2008. On May 8, 2014, CEMEX Polska filed an appeal against the First Instance Court judgment before the Appeals Court in Warsaw. The abovementioned penalty is enforceable until the

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Provisions resulting from legal proceedings – continued

Appeals Court issues its final judgment. As of December 31, 2014, CEMEX had accrued a provision equivalent to approximately US$27 (Ps393), representing the best estimate of the expected cash outflow in connection with this resolution. As of December 31, 2014, CEMEX does not expect this matter would have a material adverse impact on its results of operations, liquidity or financial condition.

•	In August 2005, Cartel Damages Claims, S.A. (“CDC”), a Belgian company established in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office, with the purpose of purchasing potential damage claims from cement consumers and pursuing those claims against the cartel participants, filed a lawsuit in the District Court in Düsseldorf, Germany, against CEMEX Deutschland AG, a subsidiary of CEMEX in Germany, and other German cement companies in respect of damage claims relating to alleged price and quota fixing by German cement companies between 1993 and 2002. CDC has brought claims for an amount equivalent of approximately US$159 (Ps2,337). After several resolutions by the District Court in Düsseldorf over the years, court hearings and appeals from the defendants, on December 17, 2013 the District Court in Düsseldorf issued a resolution by means of which all claims brought to court by CDC were dismissed on the grounds that the way CDC obtained the claims from 36 cement purchasers was illegal given the limited risk it faced for covering the litigation costs and that the acquisition of the claims also breached rules that make the provision of legal advice subject to public authorization. On January 15, 2014, CDC filed an appeal to the Higher Regional Court in Düsseldorf, and thereafter submitted reasons for their appeal. A court hearing took place on November 12, 2014 and a date for issuing a decision was set for February 18, 2015. CEMEX is unable to assess the likelihood of an adverse result. As of December 31, 2014, CEMEX Deutschland AG had accrued a provision regarding this matter equivalent to approximately US$36 (Ps535), including accrued interests over the principal amount of the claim, representing the best estimate of CEMEX’s cash outflow in connection with an adverse resolution.

•	As of December 31, 2014, CEMEX had accrued environmental remediation liabilities in the United Kingdom pertaining to closed and current landfill sites for the confinement of waste, representing the net present value of such obligations for an equivalent of approximately US$204 (Ps3,010). Expenditure was assessed and quantified over the period in which the sites have the potential to cause environmental harm, which was accepted by the regulator as being up to 60 years from the date of closure. The assessed expenditure included the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure.

•	As of December 31, 2014, CEMEX had accrued environmental remediation liabilities in the United States for an amount of approximately US$30 (Ps442), related to: a) the disposal of various materials in accordance with past industry practice, which might currently be categorized as hazardous substances or wastes, and b) the cleanup of sites used or operated by CEMEX, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages, and a final resolution might take several years. Based on the information developed to date, CEMEX’s does not believe that it will be required to spend significant sums on these matters in excess of the amounts previously recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with, or litigation against, potential sources of recovery have been completed.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

24B)	OTHER CONTINGENCIES FROM LEGAL PROCEEDINGS

CEMEX is involved in various legal proceedings, which have not required the recognition of accruals, as CEMEX believes that the probability of loss is less than probable or remote. In certain cases, a negative resolution may represent the revocation of an operating license, in which case, CEMEX may experience a decrease in future revenues, an increase in operating costs or a loss. As of December 31, 2014, the most significant events with a quantification of the potential loss, when it is determinable and would not impair the outcome of the relevant proceeding, were as follows:

•	In September 2014, the National Markets and Competition Commission (Comisión Nacional de los Mercados y la Competencia or the “CNMC”), in the context of an investigation of the Spanish cement, ready-mix concrete and related products industry regarding alleged anticompetitive practices, inspected one of CEMEX’s facilities in Spain. CEMEX España believes that it has not breached any applicable laws. As of December 31, 2014, considering the early stage of this matter, CEMEX cannot assess the likelihood of the CNMC issuing a decision imposing any penalties or remedies, if any, or the amount of the penalty or the scope of the remedies, if any, however, if the CNMC issues a decision imposing any penalty or remedy, CEMEX does not expect that it would have a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

•	On September 5, 2013, the Colombian Superintendency of Industry and Commerce (the “SIC”) issued a resolution pursuant to which the SIC opened an investigation against five cement companies and 14 directors of those companies, including CEMEX Colombia, its former legal representative and the current President of CEMEX Colombia, for allegedly breaching rules which prohibit: a) to limit free competition and/or determining or maintaining unfair prices; b) direct or indirect price fixing agreements; and c) any market sharing agreements between producers or distributors. In connection with the 14 executives under investigation, the SIC may sanction any individual who collaborated, facilitated, authorized, executed or tolerated behavior that violates free competition rules. On October 7, 2013, CEMEX Colombia responded the resolution and submitted evidence in its relief. If the alleged infringements are substantiated, aside from any measures that could be ordered to remediate the alleged practices, penalties may be imposed by the SIC against each company being declared in breach of the competition rules for an equivalent of up to US$25 (Ps363) for each violation, and an equivalent of up to US$1 (Ps15) against those individuals found responsible of collaborating, facilitating, authorizing, executing or tolerating behavior that violates free competition rules. It is expected that in early 2015, the Superintendent Delegate for Competition Protection will issue a non-binding report of the investigation, which could provide a recommendation to impose sanctions or to close the investigation, and a decision by the SIC on this matter would be expected during the second or third quarter of 2015. As of December 31, 2014, CEMEX is not able to assess the likelihood of the SIC imposing any measures and/or penalties against CEMEX Colombia, but if any penalties are imposed, CEMEX does not expect this matter to have a material adverse impact on CEMEX’s financial results of operation, liquidity or financial condition.

•

On July 24, 2013, the South Louisiana Flood Protection Authority-East (“SLFPAE”) issued a petition for damages in the Civil District Court for the Parish of Orleans, Louisiana in the United States, against approximately 100 defendants including CEMEX, Inc., seeking compensation for and the restoration of certain coastal lands near New Orleans alleged to have been damaged by activities related to oil and gas exploration and production since the early 1900’s. CEMEX, Inc., which was previously named Southdown, Inc., may have acquired liabilities, to the extent there may be any, in connection with oil and gas operations that were divested in the late 1980’s. The matter was removed to the United States District Court for the Eastern District of Louisiana (the “Louisiana District Court”). On June 6, 2014, a new act (“Act 544”) was enacted which prohibits certain state or local governmental entities such as the SLFPAE from initiating

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Other contingencies from legal proceedings – continued

certain causes of action including the claims asserted in this matter. The effects of Act 544 on the pending matter have yet to be determined by the Louisiana District Court. As of December 31, 2014, CEMEX does not has sufficient information to assess the likelihood of an adverse result or, because of the number of defendants, the potential damages which could be borne by CEMEX, Inc., if any, or if such damages, if any, would have or not a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

•	In connection with a lawsuit submitted to a first instance court in Assiut, Egypt and notified on May 23, 2011 to Assiut Cement Company (“ACC”), a subsidiary of CEMEX in Egypt. On September 13, 2012, the first instance court of Assiut issued a resolution in order to nullify the Share Purchase Agreement (the “SPA”) pursuant to which CEMEX acquired a controlling interest in ACC. On January 20, 2014, the Appeals Court in Assiut, Egypt, issued a judgment accepting the appeals, revoking the court’s resolution, and referring the matter to an administrative court in Assiut (the “Administrative Court”). On October 15, 2014, the Administrative Court ruled for its non-jurisdiction to review the case and referred the case to the Administrative Judiciary Court of Assiut. In connection with this matter, on April 7, 2011 and March 6, 2012, lawsuits seeking, among other things, the annulment of the SPA were filed by different plaintiffs, including 25 former employees of ACC, before Cairo’s State Council. Moreover, on February 23, 2014, in connection with the above, two plaintiffs filed a lawsuit before the Assiut Administrative Judiciary Court requesting the cancellation of the resolutions taken by Metallurgical Industries Company’s (“MIC”) shareholders during the extraordinary general shareholders meeting pursuant to which it was agreed to sell ACC’s shares and enter into the SPA. In a related matter, on April 23, 2014, the Presidential Decree on Law No. 32 of 2014 (“Law 32/2014”), which regulates legal actions to challenge agreements entered into by the Egyptian State (including its ministries, departments, special budget entities, local administrative units, authorities and state-participated companies) and third parties, become effective, but still subject to approval by the House of Representatives. As of December 31, 2014, several constitutional challenges have been filed against Law 32/2014 before the Constitutional Court, and the House of Representatives had not been yet elected. In consideration of the aforementioned, after several resolutions, hearings and appeals in these cases over the years, as of December 31, 2014, CEMEX is not able to assess the likelihood of an adverse resolution regarding these lawsuits nor is able to assess if the Constitutional Court will dismiss Law 32/2014 or if Law 32/2014 will not be ratified by the House of Representatives, but, regarding the lawsuits, if adversely resolved, CEMEX does not believe the resolutions in the first instance would have an immediate material adverse impact on CEMEX´s operations, liquidity and financial condition. However, if CEMEX exhausts all legal recourses available, a final adverse resolution of these lawsuits, or if the Constitutional Court dismisses Law 32/2014, or if Law 32/2014 is not ratified by the House of Representatives, this could adversely impact the ongoing matters regarding the SPA, which could have a material adverse impact on CEMEX´s operations, liquidity and financial condition.

•

On June 21, 2012, one of CEMEX’s subsidiaries in Israel was notified about an application for the approval of a class action suit against it. The application, filed by a homeowner who built his house with concrete supplied by CEMEX in October of 2010, claims that the concrete supplied to him did not meet with the Israeli ready-mix strength standard requirements and that as a result CEMEX acted unlawfully toward all of its customers who received concrete that did not comply with such standard requirements. As per the application, the plaintiff claims that the supply of the alleged non-conforming concrete has caused financial and non-financial damages to those customers, including the plaintiff. CEMEX presumes that the class action would represent the claim of all the clients who purchased the alleged non-conforming concrete from its subsidiary in Israel during the past 7 years, the limitation period according to applicable laws in Israel.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Other contingencies from legal proceedings – continued

The damages that could be sought amount and equivalent to approximately US$71 (Ps1,046). CEMEX’s subsidiary submitted a formal response to the corresponding court. As of December 31, 2014, CEMEX´s subsidiary in Israel is not able to assess the likelihood of the class action application being approved or, if approved, of an adverse result, such as an award for damages in the full amount that could be sought, but if adversely resolved CEMEX does not believe that the final resolutions would have a material adverse impact on its results of operations, liquidity or financial condition.

•	On January 20, 2012, the United Kingdom Competition Commission (the “UK Commission”), commenced a market investigation (“MIR”) into the supply or acquisition of cement, ready-mix concrete and aggregates. The referral to the UK Commission was made by the Office of Fair Trading, following an investigation by them of the aggregates sector. The UK Commission issued its full Provisional Findings Report on May 23, 2013, in which it provisionally found that there was a combination of structural and conduct features that gave rise to an adverse effect on competition in the Great Britain cement markets and an adverse effect on competition as a result of contracts involving certain major suppliers of granulated blast furnace slag and for the supply of ground granulated blast furnace slag. The UK Commission has not identified any problems with the markets for aggregates or ready mix concrete. The possible remedies the UK Commission listed include, among others, the divestiture of cement production capacity and/or ready mix concrete plants by one or more of the top three cement producers and the creation of a cement buying group. On October 8, 2013 the UK Commission announced its provisional decision which not required CEMEX to divest assets in the United Kingdom. On January 14, 2014, the UK Commission published its final report, which followed the earlier provisional decision in regards CEMEX’s subsidiaries in the United Kingdom. However, the final report made changes regarding the supply of granulated blast furnace slag and for the supply of ground granulated blast furnace slag by the other major participants in the MIR. These resolutions did not affect CEMEX’s results of operations, liquidity or financial condition.

•	On December 8, 2010, the European Commission (the “EC”) informed CEMEX that it has decided to initiate formal proceedings in respect of possible anticompetitive practices in Austria, Belgium, the Czech Republic, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom, which include CEMEX and seven other companies. These proceedings may lead to an infringement decision or, if the objections raised by the EC are not substantiated, the case might be closed. After several requests of information by the EC to CEMEX during the audits process, hearings, appeals and replies by CEMEX over the years, on March 14, 2014, the General Court dismissed the appeal filed by CEMEX and several of its affiliates in Europe and confirmed the lawfulness of the request for information sent by the EC in all of its aspects. On May 23, 2014, CEMEX and several of its affiliates in Europe filed an appeal against the General Court’s judgment before the European Court of Justice. If the alleged infringements are substantiated, the EC may impose a maximum fine of up to 10% of the total turnover of the relevant companies for the last year preceding the imposition of the fine for which the financial statements have been approved. CEMEX intends to defend its position vigorously in this proceeding and is fully cooperating and will continue to cooperate with the EC in connection with this matter. As of December 31, 2014, the EC had not yet formulated a Statement of Objections against CEMEX and, as a result, the extent of the charges and the alleged infringements are unknown, and it is not clear which cement related products turnover revenues would be used for the determination of the possible penalties. As a result, CEMEX cannot assess the likelihood of an adverse result or the amount of the potential fine, but, if adversely resolved, it may have a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

•	On October 26, 2010, CEMEX, Inc., one of CEMEX’s subsidiaries in the United States, received an Antitrust Civil Investigative Demand from the Office of the Florida Attorney General, which seeks

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Other contingencies from legal proceedings – continued

documents and information in connection with an antitrust investigation in the ready-mix concrete industry in Florida. CEMEX Inc. has complied with the Office of the Florida Attorney General with respect to the documents and information requested by the civil investigative demand, and it is unclear, as of December 31, 2014, whether any formal proceeding will be initiated by such authority, or if a proceeding is initiated, if an adverse decision against CEMEX resulting from the investigation would be made or if such decision would have or not a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

•	On June 5, 2010, the District of Bogota’s Environmental Secretary (Secretaría Distrital de Ambiente de Bogotá or the “Environmental Secretary”), ordered the suspension of CEMEX Colombia’s mining activities at El Tunjuelo quarry, located in Bogotá, as well as those of other aggregates producers in the same area. The Environmental Secretary alleged that during the past 60 years CEMEX Colombia and the other companies have illegally changed the course of the Tunjuelo River, have used the percolating waters without permission and have improperly used the edge of the river for mining activities. In connection with the injunction, on June 5, 2010, CEMEX Colombia received a notification from the Environmental Secretary informing the initiation of proceedings to impose fines against CEMEX Colombia based on the above mentioned alleged environmental violations. CEMEX Colombia responded to the injunction by requesting that it be revoked based on the fact that the mining activities at El Tunjuelo quarry are supported by the authorizations required by the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and permanently authorized by the Ministry of Environment and Sustainable Development (Ministerio de Ambiente y Desarrollo Sostenible). On June 11, 2010, the local authorities in Bogotá, in compliance with the Environmental Secretary’s decision, sealed off the mine to machinery and prohibited the removal of CEMEX’s aggregates inventory. Although there is not an official quantification of the possible fine, the Environmental Secretary has publicly declared that the fine could be up to the equivalent of approximately US$125 (Ps1,848). The temporary injunction does not currently compromise the production and supply of ready-mix concrete to CEMEX’s clients in Colombia. At this stage, CEMEX is not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia. An adverse resolution on this case could have a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

•	In January 2009, in response to litigation brought by environmental groups concerning the manner in which certain federal quarry permits were granted, a judge from the U.S. District Court for the Southern District of Florida ordered the withdrawal of the federal quarry permits of CEMEX’s SCL, FEC and Kendall Krome quarries, in the Lake Belt area in South Florida, which were granted in 2002 to CEMEX Construction Materials Florida, LLC (“CEMEX Florida”), one of CEMEX’s subsidiaries in the United States. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the Army Corps of Engineers (the “Engineers”) in connection with the issuance of the permits. On January 29, 2010, the Engineers concluded a revision and determined procedures for granting new federal quarry permits for the SCL and FEC quarries. During February 2010, new quarry permits were granted to the SCL and FEC quarries. A number of potential environmental impacts must be addressed at the wetlands located at the Kendall Krome site before a new federal quarry permit may be issued for mining at that quarry. If CEMEX Florida were unable to maintain the new Lake Belt permits, CEMEX Florida would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. The cessation or significant restriction of quarrying operations in the Lake Belt area could have a significant adverse impact on CEMEX’s results of operations, liquidity or financial condition.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Other contingencies from legal proceedings – continued

•	In April 2006, the cities of Kaštela and Solin in Croatia published their respective development master plans, adversely impacting the mining concession granted to a CEMEX’s subsidiary in Croatia by the Croatian government in September 2005. After several procedures and appeals filed by CEMEX over the years before the Constitutional Court and before the Administrative Court in Croatia, seeking prohibition of the implementation of the master plans and a declaration from the Croatian Government confirming its acquired rights under the mining concessions, and after several resolutions of the authorities thereof, on April 4, 2014, CEMEX Croatia was notified that the administrative court rejected its claims and found that its acquired rights or interests under the mining concessions had not been violated as a result of any act or decision made by the cities of Solin or Kaštela or any other governmental body. On April 29, 2014, CEMEX Croatia filed two claims before the Constitutional Court alleging that CEMEX Croatia’s constitutional rights to a fair trial and judicial protection had been violated. In order to alleviate the adverse impact of the aforementioned master plans, CEMEX Croatia is in the process of negotiating a new revised mining concession. On August 1, 2014, CEMEX Croatia filed an application before the European Court of Human Rights alleging that CEMEX Croatia’s constitutional rights to a fair trial, property rights, concession rights and investment had been violated due to irregularities in a general act. At this stage of the proceedings, as of December 31, 2014, we are not able to assess the likelihood of an adverse result to the claims filed before the Constitutional Court, but if adversely resolved, it should not have a material adverse impact on our results of operations, liquidity or financial condition. In the meantime there are ongoing negotiations with the Croatian Ministry of Construction and Physical Planning in order to obtain a permit for CEMEX Croatia’s Sveti Juraj-Sveti Kajo quarry. Obtaining this permit is required for the renewal of the concession and as of December 31, 2014, CEMEX Croatia is in the process of preparing all documentation necessary to comply with applicable rules and regulations.

•

In August 2005, a lawsuit was filed against CEMEX Colombia and other members of the Colombian Ready-mix Producers Association (Asociación Colombiana de Productores de Concreto or “ASOCRETO”). The lawsuit claimed that CEMEX Colombia and other ASOCRETO members were liable for the premature distress of the concrete slabs of the Autopista Norte trunk line of the Transmilenio bus rapid transit system in Bogotá in which ready-mix concrete and flowable fill supplied by CEMEX Colombia and other ASOCRETO members was used. The plaintiffs alleged that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs seek compensation for damages for an equivalent of approximately US$42 (Ps616). In 2008, as security for a possible future money judgment to be rendered against CEMEX Colombia in these proceedings, the Superior Court of Bogotá allowed CEMEX to present and insurance policy for an equivalent of approximately US$8 (Ps118) pursuant to which the attachment over certain assets was lifted. On October 10, 2012, a court resolution convicted the former director of the Urban Development Institute (“UDI”), the legal representatives of the builder and the auditor to a prison term of 85 months and a fine equivalent to approximately 13 thousand dollars, and ordered a restart of the proceeding against the ASOCRETO officers. On August 30, 2013, after an appeal by the UDI, the Superior Court of Bogotá issued a resolution that, among other matters, reduced the prison term imposed to the former UDI officers to 60 months, imposed the UDI officers to severally pay an amount equivalent to US$45 (Ps664), overturned the sentence imposed to the builder’s legal representatives and auditor because the criminal action against them was time barred, revoked the annulment in favor of the ASOCRETO officers and ordered the first instance judge to render a judgment regarding the ASOCRETO officers’ liability or lack thereof. In addition, six actions related to the premature distress of the concrete slabs were brought against CEMEX Colombia. The Cundinamarca Administrative Court (Tribunal Administrativo de Cundinamarca) nullified five of these

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Other contingencies from legal proceedings – continued

actions and currently, only one remains outstanding. In addition, the UDI filed another action alleging that CEMEX Colombia made deceiving advertisements on the characteristics of the flowable fill used in the construction of the line. CEMEX Colombia participated in this project solely and exclusively as supplier of the ready-mix concrete and flowable fill, which were delivered and received to the satisfaction of the contractor, fulfilling all the required technical specifications. CEMEX Colombia did not participate in nor had any responsibility on the design, sourcing of materials or their corresponding technical specifications or construction. At this stage of the proceedings, as of December 31, 2014, CEMEX is not able to assess the likelihood of an adverse result, but if adversely resolved, it could have a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

In connection with the legal proceedings presented in notes 24A and 24B, the exchange rates as of December 31, 2014 used by CEMEX to convert the amounts in local currency to their equivalents in dollars were the official closing exchange rates of approximately 3.52 Polish Zloty per Dollar, 0.83 Euro per Dollar, 0.64 British Pound Sterling per Dollar, 2,356 Colombian Pesos per Dollar and 3.89 Israel Shekel per Dollar.

In addition to the legal proceedings described above in notes 24A and 24B, as of December 31, 2014, CEMEX is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions; 4) claims to revoke permits and/or concessions; and 5) other diverse civil actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice CEMEX’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX has disclosed qualitative information with respect to the nature and characteristics of the contingency, but has not disclosed the estimate of the range of potential loss.

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Related parties – continued

CEMEX has identified the following transactions between related parties:

•	Mr. Francisco Javier Fernández Carbajal, member of the board of directors of CEMEX, S.A.B. de C.V. effective March 21, 2013, is brother of Mr. José Antonio Fernández Carbajal, former member of the board of directors of CEMEX, S.A.B. de C.V. until February 23, 2012, and president and chief executive officer of Fomento Empresarial Mexicano, S.A.B. de C.V. (“FEMSA”), a large multinational beverage company. In the ordinary course of business, CEMEX pays and receives various amounts to and from FEMSA for products and services for varying amounts on market terms. Moreover, Mr. José Antonio Fernández Carbajal is the actual chairman of the board of Consejo de Enseñanza e Investigación Superior, A.C. (the managing entity of Instituto Tecnológico y de Estudios Superiores de Monterrey or ITESM). Mr. Lorenzo H. Zambrano, former Chairman of the Board of Directors and Chief Executive Officer of CEMEX, S.A.B. de C.V. until he passed away on May 12, 2014, was chairman of the board of ITESM until February 13, 2012. ITESM has received contributions from CEMEX for amounts that were not material in the periods presented.

•	Mr. Rafael Rangel Sostmann, a member of the board of directors of CEMEX, S.A.B. de C.V., was the dean of ITESM until September 12, 2011.

•	Mr. Bernardo Quintana Isaac, former member of the board of directors of CEMEX, S.A.B. de C.V., until March 20, 2013 is the chairman of the board of directors of Empresas ICA, S.A.B. de C.V. (“Empresas ICA”). Empresas ICA is one of the most important engineering and construction companies in Mexico. In the ordinary course of business, CEMEX extends financing to Empresas ICA in connection with the purchase of CEMEX’s products, on the same credit conditions that CEMEX awards to other customers.

•	Mr. Lorenzo H. Zambrano was a member of the board of directors of IBM until he passed away on May 12, 2014. As mentioned in note 23C, in the ordinary course of business, IBM provides CEMEX with business processes services and IT, including: data processing services (back office) in finance, accounting and human resources; as well as IT infrastructure services, support and maintenance of IT applications in the countries in which CEMEX operates.

•	Mr. Karl H. Watson Jr. is the President of CEMEX’s operations in the U.S. In the ordinary course of business, CEMEX’s U.S. operations pay fees to Florida Aggregate Transport, a vendor based in Florida, for freight services. Karl H. Watson Jr.’s stepbrother is part of Florida Aggregate Transport’s ownership and senior management. The amounts of those services, which are negotiated on market terms, are not significant to CEMEX’s U.S. operations.

•	For the years ended December 31, 2014, 2013 and 2012, the aggregate amount of compensation of CEMEX, S.A.B. de C.V.’s board of directors, including alternate directors, and top management executives, was approximately US$68 (Ps909), US$39 (Ps503) and US$37 (Ps490), respectively. Of these amounts, approximately US$35 (Ps464) in 2014, US$25 (Ps320) in 2013 and US$26 (Ps343) in 2012, was paid as base compensation plus performance bonuses, including pension and postretirement benefits. In addition, approximately US$33 (Ps444) in 2014, US$14 (Ps183) in 2013 and US$11 (Ps147) in 2012 of the aggregate amount in each year, corresponded to allocations of CPOs under CEMEX’s executive stock-based compensation programs. In 2014 and 2013, the amount of CPOs allocated included approximately US$4 (Ps52) and US$3 (Ps38), respectively, of compensation earned under the program that is linked to the fulfillment of certain performance conditions and that is payable through March 2015 to then still active members of CEMEX, S.A.B. de C.V.’s board of directors and top management executives (note 21).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

26)	SUBSEQUENT EVENTS

On January 5, 2015, as mentioned in note 15B, CEMEX and Holcim closed the series of related transactions pursuant to which, with retroactive effects as of January 1, 2015, CEMEX acquired all of Holcim’s assets in the Czech Republic and divested its assets in the western part of Germany to Holcim. In Spain, CEMEX acquired Holcim’s Gador cement plant (cement capacity of 0.85 million tons) and its Yeles cement grinding station (cement capacity of 0.90 million tons), among other operating assets. As part of these transactions, as originally agreed, CEMEX paid €45 (US$54 or Ps803) in cash to Holcim on January 5, 2015. Nonetheless, considering debt assumed by CEMEX with the acquired assets of approximately €5 (US$6 or Ps88), as well as other working capital adjustments determined as of the date of these financial statements related to the purchased and sold assets agreed with Holcim measured as of December 31, 2014 of approximately €7 (US$8 or Ps118) that will be recovered from Holcim, the final payment in cash for CEMEX is expected to be reduced to approximately €33 (US$40 or Ps594). Nevertheless final amounts can differ; CEMEX will consolidate the operating results of the acquired assets in Spain and the Czech Republic and will stop consolidating the operating results of the divested assets in the western part of Germany beginning January 1, 2015.

Considering CEMEX’s best estimates, as well as legacy carrying amounts in certain cases, obtained during the due diligence process, the preliminary allocation of the purchase price to the combined net assets acquired from Holcim in Spain and the Czech Republic on January 5, 2015, would be as follows:

		(Unaudited)
Millions of U.S. dollars		Total
Current assets	US$	24
Non-current assets		211
Goodwill		39

Total assets		274

Current liabilities		19
Non-current liabilities		8

Total liabilities		27

Total net assets	US$	247

CEMEX will conclude such purchase price allocation to the fair values of the assets acquired and liabilities assumed in Spain and the Czech Republic during 2015.

On January 7, 2015, CEMEX withdrew the amount of US$327 (Ps4,820) from the revolving credit tranche of the Credit Agreement mentioned in note 16A. The proceeds were used to repay a partial redemption of the January 2018 Notes for an aggregate principal amount of approximately US$217 (Ps3,199). For purposes of the partial redemption of the January 2018 Notes, CEMEX paid aggregate premiums to the holders of such notes for approximately US$10 (Ps147). CEMEX will apply the rest of the proceeds for other corporate purposes.

On January 21, 2015, in connection with the legal proceeding related to the premature distress of the concrete slabs of the Autopista Norte trunk line of the Transmilenio bus rapid transit system in Bogota, Colombia (note 24B), the court issued a resolution pursuant to which the judge agreed with the arguments presented by CEMEX Colombia in respect that the individuals under investigation were not public officers, and consequently, they had receive sentence since 2012. Considering the court’s action time-bared, the process against the ASOCRETO officers ceases, and consequently, also the damage claim against CEMEX Colombia in its condition of purported joint responsible. The court’s resolution is subject to be appealed before the Superior Court of Bogotá.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Subsequent events – continued

On February 18, 2015, in connection with the legal proceeding related to the CDC the Court of Appeals in Düsseldorf fully rejected CDC’s appeal and maintained the first instance decision. The Court of Appeals in Düsseldorf expressly did not admit a second appeal against this decision which could have been challenged by CDC. The Court of Appeals decision is final and binding. Therefore, CEMEX canceled the provision accrued as of December 31, 2014 (note 24A).

On March 5, 2015, CEMEX, S.A.B. de C.V. announced the issuance of €550 due in 2023 and US$750 due in 2025. The Euro Notes bear interest at an annual rate of 4.375% and mature on March 5, 2023. The Euro Notes were issued at par and are callable commencing on March 5, 2019. The U.S. Dollar Notes bear interest at an annual rate of 6.125% and mature on May 5, 2025. The U.S. Dollar Notes were issued at 99.98% of face value and are callable commencing on May 5, 2020.

On March 13, 2015, CEMEX S.A.B. de C.V. issued US$200 of aggregate principal amount of U.S. dollar denominated Convertible Subordinated Notes due March 2020 (the “March 2020 Convertible Notes”). The March 2020 Convertible Notes were issued to partially fund the payment of the 2015 Optional Convertible Notes that matured on March 15, 2015 without conversion.

On March 26, 2015, stockholders at the annual ordinary shareholders’ meeting approved, among other resolutions, a capitalization of retained earnings consisting in the issuance of 1,000,018,398 Series A shares and 500,009,466 Series B shares to be allocated to shareholders on a pro rata basis pursuant to such approval. These shares will become part of CEMEX, S.A.B. de C.V.’s outstanding capital stock on May 4, 2015.

On March 30, 2015, part of the proceeds from the March 5, 2015 issuance were used for the redemption of the remaining US$344 aggregate principal amount of the January 2018 U.S. Dollar Notes (note 16A).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Subsequent events – continued

In connection with loss per share (note 21) and the capitalization of retained earnings mentioned above, giving effect to the issuance of new shares, CEMEX’s loss per share in 2014, 2013 and 2012 would have been as follows:

		2014	2013	2012
Denominator (thousands of shares)
Weighted average number of shares outstanding		36,695,349	35,530,445	35,376,584
Capitalization of retained earnings in 2015		1,500,028	1,500,028	1,500,028
Effect of dilutive instruments – mandatorily convertible securities (note 16B)		629,545	629,545	629,545

Weighted average number of shares outstanding – basic		38,824,922	37,660,018	37,506,157
Effect of dilutive instruments – stock-based compensation		293,657	306,930	286,042
Effect of potentially dilutive instruments – optionally convertible securities (note 16B)		5,733,796	7,105,488	7,105,488

Weighted average number of shares outstanding – diluted		44,852,375	45,072,436	44,897,687

Numerator
Consolidated net loss	Ps	(5,680)	(9,611)	(11,338)
Less: non-controlling interest net income		1,103	1,223	662

Controlling interest net loss		(6,783)	(10,834)	(12,000)
Plus: after tax interest expense on mandatorily convertible securities		164	181	196

Controlling interest net loss – basic loss per share		(6,619)	(10,653)	(11,804)
Plus: after tax interest expense on optionally convertible securities		1,424	1,494	1,501

Controlling interest net loss – diluted loss per share	Ps	(5,195)	(9,159)	(10,303)

Controlling Interest Basic Loss Per Share	Ps	(0.17)	(0.28)	(0.31)

Controlling Interest Diluted Loss Per Share	Ps	(0.17)	(0.28)	(0.31)

In connection with the securitization programs in the United States, France and the United Kingdom were extended in March 2015 and now they mature in March 2016 (note 9).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

27)	MAIN SUBSIDIARIES

The main subsidiaries as of December 31, 2014 and 2013 were as follows:

		% Interest
Subsidiary	Country	2014	2013
CEMEX México, S. A. de C.V. [1]	Mexico	100.0	100.0
CEMEX España, S.A. [2]	Spain	99.9	99.9
CEMEX, Inc.	United States	100.0	100.0
CEMEX Latam Holdings, S.A. [3]	Spain	74.4	74.4
CEMEX (Costa Rica), S.A.	Costa Rica	99.1	99.1
CEMEX Nicaragua, S.A.	Nicaragua	100.0	100.0
Assiut Cement Company	Egypt	95.8	95.8
CEMEX Colombia S.A. [4]	Colombia	99.7	99.7
Cemento Bayano, S.A. [5]	Panama	99.9	99.9
CEMEX Dominicana, S.A.	Dominican Republic	100.0	100.0
CEMEX de Puerto Rico Inc.	Puerto Rico	100.0	100.0
CEMEX France Gestion (S.A.S.)	France	100.0	100.0
Solid Cement Corporation [6]	Philippines	100.0	100.0
APO Cement Corporation [6]	Philippines	100.0	100.0
CEMEX (Thailand) Co., Ltd. [6]	Thailand	100.0	100.0
CEMEX Holdings (Malaysia) Sdn Bhd [6]	Malaysia	100.0	100.0
CEMEX U.K.	United Kingdom	100.0	100.0
CEMEX Deutschland, AG.	Germany	100.0	100.0
CEMEX Austria, AG.	Austria	100.0	100.0
CEMEX Hrvatska d.d.	Croatia	100.0	100.0
CEMEX Czech Republic, s.r.o.	Czech Republic	100.0	100.0
CEMEX Polska sp. Z.o.o.	Poland	100.0	100.0
CEMEX Hungária Kft.	Hungary	100.0	100.0
Readymix Limited [7]	Ireland	100.0	100.0
CEMEX Holdings (Israel) Ltd.	Israel	100.0	100.0
CEMEX SIA	Latvia	100.0	100.0
CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC [8]	United Arab Emirates	100.0	100.0
CEMEX AS	Norway	100.0	100.0
Cimentos Vencemos do Amazonas, Ltda.	Brazil	100.0	100.0
Readymix Argentina, S.A.	Argentina	100.0	100.0
CEMEX Jamaica	Jamaica	100.0	100.0
Neoris N.V. [9]	The Netherlands	99.8	99.8
CEMEX Trading, LLC [10]	United States	100.0	100.0
Gulf Coast Portland Cement Co. [11]	United States	100.0	100.0

1	CEMEX México, S.A. de C.V. is the indirect holding company of CEMEX España and subsidiaries.
2	CEMEX España is the indirect holding company of most of CEMEX’s international operations.
3	The interest reported includes treasury shares, CEMEX Latam Holdings, which is listed in the Colombian stock exchange, is a subsidiary of CEMEX España and the indirect holding company of CEMEX’s operations in Colombia, Costa Rica, Panama, Brazil, Guatemala and El Salvador (note 20D).
4	Represents our 99.7% and 98.9% interest in ordinary and preferred shares, respectively.
5	Includes a 0.515% interest held on Cemento Bayano’s treasury.
6	Represents CEMEX’s indirect interest in the economic benefits of these entities.
7	On August 29, 2014, we completed the divestment of substantially all our operating assets in Ireland.
8	CEMEX owns 49% equity interest in each of these entities and holds the remaining 51% of the economic benefits, through agreements with other shareholders.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012

(Millions of Mexican pesos)

Main subsidiaries – continued

9	Neoris N.V. is the holding company of the entities involved in the sale of information technology solutions and services.
10	CEMEX Trading, LLC is involved in the international trading of CEMEX’s products through its branch in the Dominican Republic.
11	This entity is engaged in the procurement of fuels, such as coal and petcoke, used in certain CEMEX’s operations.