Form 20-F
period 2015-12-31
CEMEX SAB DE CV
filed 2016-04-22
CIK 1076378

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Ramiro Gerardo Villarreal Morales,

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

13,443,433,013 CPOs

26,935,196,072 Series A shares (including Series A shares underlying CPOs)

13,467,598,036 Series B shares (including Series B shares underlying CPOs)

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

i

ii

INTRODUCTION

CEMEX, S.A.B. de C.V. is incorporated as a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of the United Mexican States (“Mexico”). Except as the context otherwise may require, references in this annual report to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. See note 2 to our 2015 audited consolidated financial statements included elsewhere in this annual report.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The regulations of the Securities and Exchange Commission (the “SEC”), do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by the IASB) to reconcile such financial statements to U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

References in this annual report to “U.S.$” and “Dollars” are to U.S. Dollars, references to “€” are to Euros, references to “£” and “Pounds” are to British Pounds, and, unless otherwise indicated, references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos. References to “billion” mean one thousand million. References in this annual report to “CPOs” are to CEMEX, S.A.B. de C.V.’s Certificados de Participación Ordinarios. The Dollar amounts provided below, unless otherwise indicated elsewhere in this annual report, are translations of Peso amounts at an exchange rate of Ps17.23 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2015. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Mexican Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. Between January 1, 2016 and April 15, 2016, the Mexican Peso depreciated by approximately 2% against the Dollar, based on the noon buying rate for Pesos. See “Item 3—Key Information—Selected Consolidated Financial Information.”

The noon buying rate for Mexican Pesos on December 31, 2015 was Ps17.20 to U.S.$1.00 and on April 15, 2016 was Ps17.56 to U.S.$1.00.

References in this annual report to total debt plus other financial obligations (which include debt under the Credit Agreement (as defined herein)) do not include debt and other financial obligations of ours held by us. See notes 2F and 16B to our 2015 audited consolidated financial statements included elsewhere in this annual report for a detailed description of our other financial obligations. Total debt plus other financial obligations differs from the calculation of debt under the Credit Agreement.

CERTAIN TECHNICAL TERMS

When used herein, the terms set forth below mean the following:

•	Aggregates are sand and gravel, which are mined from quarries. They give ready-mix concrete its necessary volume and add to its overall strength. Under normal circumstances, one cubic meter of fresh concrete contains two metric tons of gravel and sand.

•	Clinker is an intermediate cement product made by sintering limestone, clay, and iron oxide in a kiln at around 1,450 degrees Celsius. One metric ton of clinker is used to make approximately 1.1 metric tons of gray portland cement.

•	Gray portland cement, used for construction purposes, is a hydraulic binding agent with a composition by weight of at least 95% clinker and up to 5% of a minor component (usually calcium sulfate) which, when mixed with sand, stone or other aggregates and water, produces either concrete or mortar.

•	Petroleum coke (pet coke) is a by-product of the oil refining coking process.

•	Ready-mix concrete is a mixture of cement, aggregates, and water.

•	Tons means metric tons. One metric ton equals 1.102 short tons.

•	White cement is a specialty cement used primarily for decorative purposes.

PART I

Item 1—Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2—Offer Statistics and Expected Timetable

Not applicable.

Item 3—Key Information

Summary of Most Important Transactions since the 2009 Refinancing

On August 14, 2009, CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into a financing agreement (the “2009 Financing Agreement”), which extended the final maturities of approximately U.S.$15 billion in syndicated and bilateral loans and private placement notes to February 14, 2014. On July 5, 2012, CEMEX, S.A.B. de C.V. and certain of its subsidiaries launched an exchange offer and consent request (the “2012 Exchange Offer and Consent Request”), to eligible creditors under the 2009 Financing Agreement pursuant to which eligible creditors were requested to consent to certain amendments to the 2009 Financing Agreement (together, the “2012 Amendment Consents”). In addition, CEMEX, S.A.B. de C.V. and certain of its subsidiaries offered to exchange the indebtedness owed to such creditors under the 2009 Financing Agreement that were eligible to participate in the 2012 Exchange Offer and Consent Request (the “Participating Creditors”) for (i) new loans (or, in the case of the private placement notes, new private placement notes) or (ii) up to U.S.$500 million of CEMEX, S.A.B. de C.V.’s 9.50% Senior Secured Notes due 2018 issued on September 17, 2012 (the “June 2018 U.S. Dollar Notes”), in each case, in transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

On September 17, 2012, CEMEX, S.A.B. de C.V. and certain of its subsidiaries successfully completed the refinancing transactions contemplated by the 2012 Exchange Offer and Consent Request (collectively, the “2012 Refinancing Transaction”), and CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into (a) an amendment and restatement agreement, dated September 17, 2012 (the “2012 Amendment and Restatement Agreement”), pursuant to which the 2012 Amendment Consents with respect to the 2009 Financing Agreement were given effect, and (b) a facilities agreement, dated September 17, 2012 (as amended from time to time, the “2012 Facilities Agreement”), pursuant to which CEMEX, S.A.B. de C.V. and certain of its subsidiaries were deemed to borrow loans from those Participating Creditors participating in the 2012 Exchange Offer and Consent Request in principal amounts equal to the principal amounts of indebtedness subject to the 2009 Financing Agreement that was extinguished by such Participating Creditors. As a result of the 2012 Refinancing Transaction, Participating Creditors received (i) approximately U.S.$6,155 million in aggregate principal amount of new loans and new private placement notes and (ii) U.S.$500 million aggregate principal amount of the June 2018 U.S. Dollar Notes. In addition, approximately U.S.$525 million aggregate principal amount of loans and private placement notes, which had remained outstanding under the 2009 Financing Agreement as of September 17, 2012, were subsequently repaid in full, as a result of prepayments made in accordance with the 2012 Facilities Agreement.

On September 29, 2014, CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into a facilities agreement, as amended and restated (the “Credit Agreement”) for U.S.$1.35 billion with nine of the main lending banks from its 2012 Facilities Agreement. On November 3, 2014, five additional banks joined the Credit Agreement as lenders with aggregate commitments of U.S.$515 million, increasing the total amount of the Credit Agreement from U.S.$1.35 billion to U.S.$1.87 billion (increasing the revolving tranche of the Credit Agreement proportionally to U.S.$746 million).

On July 30, 2015, CEMEX, S.A.B. de C.V. repaid in full the total amount outstanding of approximately U.S.$1.94 billion under the 2012 Facilities Agreement with new funds from 21 financial institutions, which joined the Credit Agreement under new tranches. As a result, as of December 31, 2015, total commitments under the Credit Agreement included (i) approximately €621 million (approximately U.S.$675 million or approximately Ps11,624 million) and (ii) approximately U.S.$3,149 million (Ps54,257 million), out of which about U.S.$735 million (Ps12,664 million) were in a revolving credit facility. The Credit Agreement currently has an amortization profile, considering all commitments, of 10% in 2017; 25% in 2018; 25% in 2019; and 40% in 2020. As a result of this refinancing, we have no significant debt maturities until September 2017, when approximately U.S.$373 million (Ps6,427 million) corresponding to the first amortization under the Credit Agreement become due. See note 16B to our 2015 audited consolidated financial statements included elsewhere in this annual report.

In February 2016, CEMEX, S.A.B. de C.V. and certain of its subsidiaries launched a consent request to lenders under the Credit Agreement, pursuant to which lenders were requested to consent to certain amendments to the Credit Agreement, including certain amendments in relation to the implementation of CEMEX’s plan to divest certain assets in the Philippines, certain amendments to financial covenants, and other related technical amendments (together, the “2016 Credit Agreement Amendments”). On March 7, 2016, CEMEX, S.A.B. de C.V. and certain of its subsidiaries obtained the requisite consents from lenders under the Credit Agreement to make the 2016 Credit Agreement Amendments. The 2016 Credit Agreement Amendments became effective when certain customary conditions precedent were fulfilled on March 17, 2016.

CEMEX, S.A.B. de C.V. and certain of its subsidiaries have pledged under pledge agreements or transferred to a trustee under a security trust substantially all the shares of CEMEX México, S.A. de C.V. (“CEMEX México”), Cemex Operaciones México, S.A. de C.V. (“Cemex Operaciones México”) (formerly known as Centro Distribuidor de Cemento, S.A. de C.V., as successor by merger to Mexcement Holdings, S.A. de C.V. and Corporación Gouda, S.A. de C.V.), CEMEX TRADEMARKS HOLDING Ltd. (“CTH”), New Sunward Holding B.V. (“New Sunward”), and CEMEX España, S.A. (“CEMEX España”), as collateral (together, the “Collateral”), and all proceeds of such Collateral, to secure our payment obligations under the Credit Agreement, the Senior Secured Notes (as defined herein) and under several other financing arrangements. These subsidiaries whose shares were pledged or transferred as part of the Collateral collectively own, directly or indirectly, substantially all our operations worldwide. See “Item 3––Key Information––Risk Factors—Risks Relating to Our Business—We pledged the capital stock of subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the Credit Agreement, the Senior Secured Notes and other financing arrangements.”

Since 2009, CEMEX, S.A.B. de C.V. and certain of its subsidiaries have completed a number of capital markets transactions, the majority of the proceeds of which have been used to repay indebtedness, to improve our liquidity position and for general corporate purposes. The most relevant capital markets transactions we completed consisted of:

•	in September 2009, the sale of a total of 1,495 million CPOs, directly or in the form of American Depositary Shares of CEMEX, S.A.B. de C.V. (“ADSs”), in a global offering for approximately U.S.$1.8 billion in net proceeds;

•	in December 2009, the issuance by CEMEX, S.A.B. de C.V. of approximately Ps4.1 billion (approximately U.S.$315 million) of 10% mandatory convertible notes due 2019 (the “November 2019 Mandatory Convertible Mexican Peso Notes”), in exchange for promissory notes previously issued by CEMEX, S.A.B. de C.V. in the Mexican capital markets (Certificados Bursátiles) (“CBs”) with maturities between 2010 and 2012;

•	in December 2009 and January 2010, the issuance by CEMEX Finance LLC of U.S.$1.75 billion aggregate principal amount of its 9.50% U.S. Dollar-Denominated Senior Secured Notes due 2016 and €350 million aggregate principal amount of its 9.625% Euro-Denominated Senior Secured Notes due 2017;

•	in March 2010, the issuance by CEMEX, S.A.B. de C.V. of U.S.$715 million aggregate principal amount of its 4.875% Convertible Subordinated Notes due 2015, including the full exercise of the U.S.$65 million over-allotment option granted to the initial purchasers of the notes (the “March 2015 Optional Convertible Subordinated U.S. Dollar Notes”);

•

in May 2010, the issuance by CEMEX España, acting through its Luxembourg branch, of U.S.$1,067,665,000 aggregate principal amount of its 9.25% U.S. Dollar-Denominated Senior Secured Notes due 2020 (the “May 2020 U.S. Dollar Notes”) and €115,346,000 aggregate principal amount of its 8.875% Euro-Denominated Senior Secured Notes due 2017, in exchange for the U.S. Dollar-Denominated 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C5 Capital (SPV) Limited, U.S. Dollar-Denominated 6.640% Fixed-to-Floating Rate Callable Perpetual Debentures

issued by C8 Capital (SPV) Limited, U.S. Dollar-Denominated 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10 Capital (SPV) Limited and Euro-Denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10-EUR Capital (SPV) Limited (collectively, the “Perpetual Debentures”), pursuant to a private placement exchange offer directed to the holders of Perpetual Debentures;

•	in January 2011, the issuance by CEMEX, S.A.B. de C.V. of U.S.$1.0 billion aggregate principal amount of its 9.000% Senior Secured Notes due 2018 (the “January 2018 U.S. Dollar Notes”);

•	in March 2011, the issuance by CEMEX España, acting through its Luxembourg branch, of an additional U.S.$125,331,000 aggregate principal amount of its May 2020 U.S. Dollar Notes (the “Additional May 2020 U.S. Dollar Notes”);

•	in March 2011, the issuance by CEMEX, S.A.B. de C.V. of U.S.$1,667.5 million aggregate principal amount of its 3.250% Convertible Subordinated Notes due 2016 (the “March 2016 Optional Convertible Subordinated U.S. Dollar Notes”) and 3.750% Convertible Subordinated Notes due 2018 (the “March 2018 Optional Convertible Subordinated U.S. Dollar Notes” and, together with the March 2016 Optional Convertible Subordinated U.S. Dollar Notes, the “March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes”);

•	in April 2011, the issuance by CEMEX, S.A.B. de C.V. of U.S.$800 million aggregate principal amount of its Floating Rate Senior Secured Notes due 2015 (the “September 2015 Floating Rate U.S. Dollar Notes”);

•	in July 2011, the issuance by CEMEX, S.A.B. de C.V. of an additional U.S.$650 million aggregate principal amount of its January 2018 U.S. Dollar Notes (the “Additional January 2018 U.S. Dollar Notes”);

•	in March 2012, the issuance by CEMEX España, acting through its Luxembourg branch, of U.S.$703,861,000 aggregate principal amount of its 9.875% U.S. Dollar-Denominated Senior Secured Notes Due 2019 (the “April 2019 U.S. Dollar Notes”) and €179,219,000 aggregate principal amount of its 9.875% Euro-Denominated Senior Secured Notes Due 2019 (the “April 2019 Euro Notes” and, together with the April 2019 U.S. Dollar Notes, the “April 2019 U.S. Dollar and Euro Notes”), in exchange for Perpetual Debentures and 4.75% Notes due 2014 (the “Eurobonds”) issued by CEMEX Finance Europe B.V. pursuant to separate private placement exchange offers directed to the holders of Perpetual Debentures and Eurobonds;

•	in September 2012, the issuance by CEMEX, S.A.B. de C.V. of U.S.$500 million aggregate principal amount of the June 2018 U.S. Dollar Notes;

•	in October 2012, the issuance by CEMEX Finance LLC of U.S.$1.5 billion aggregate principal amount of its 9.375% Senior Secured Notes due 2022 (the “October 2022 U.S. Dollar Notes”);

•	in November 2012, CEMEX Latam Holdings, S.A. (“CEMEX Latam”), a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in a concurrent public offering to investors in Colombia and a private placement to eligible investors outside of Colombia (together, the “CEMEX Latam Offering”), representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam’s common shares are listed on the Colombian Stock Exchange (Bolsa de Valores de Colombia S.A.). CEMEX Latam used the net proceeds from the offering to repay a portion of the indebtedness owed to us, which we used for general corporate purposes, including the repayment of indebtedness. CEMEX Latam is the holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. As of December 31, 2015, CEMEX España owned approximately 73.31% of CEMEX Latam’s outstanding common shares, excluding shares held in treasury;

•	in March 2013, the issuance by CEMEX, S.A.B. de C.V. of U.S.$600 million aggregate principal amount of its 5.875% Senior Secured Notes due 2019 (the “March 2019 U.S. Dollar Notes”);

•	in August 2013, the issuance by CEMEX, S.A.B. de C.V. of U.S.$1.0 billion aggregate principal amount of its 6.5% Senior Secured Notes due 2019 (the “December 2019 U.S. Dollar Notes”);

•	in October 2013, the issuance by CEMEX, S.A.B. de C.V. of U.S.$1.0 billion aggregate principal amount of its 7.25% Senior Secured Notes due 2021 (the “January 2021 U.S. Dollar Notes”) and U.S.$500 million aggregate amount of its Floating Rate Senior Secured Notes due 2018 (the “October 2018 Floating Rate U.S. Dollar Notes” and, together with the January 2021 U.S. Dollar Notes, the “January 2021 and October 2018 U.S. Dollar Notes”);

•	in April 2014, CEMEX Finance LLC issued U.S.$1.0 billion aggregate principal amount of its 6.000% U.S. Dollar-Denominated Senior Secured Notes due 2024 (the “April 2024 U.S. Dollar Notes”) and €400 million aggregate principal amount of its 5.250% Euro-Denominated Senior Secured Notes due 2021 (the “April 2021 Euro Notes” and, together with the April 2024 U.S. Dollar Notes, the “April 2024 U.S. Dollar and April 2021 Euro Notes”);

•	in September 2014, the issuance by CEMEX, S.A.B. de C.V. of U.S.$1.1 billion aggregate principal amount of its 5.7% Senior Secured Notes due 2025 (the “January 2025 U.S. Dollar Notes”) and €400 million aggregate principal amount of its 4.750% Senior Secured Notes due 2022 (the “January 2022 Euro Notes” and, together with the January 2025 U.S. Dollar Notes, the “January 2025 U.S. Dollar and January 2022 Euro Notes”);

•	in October 2014, the private offering by CEMEX, S.A.B. de C.V. of 200,000 Contingent Convertible Units (“CCUs”), each with a stated amount of U.S.$1,000. The proceeds of the CCUs were applied to subscribe for the First March 2020 Optional Convertible Subordinated U.S. Dollar Notes (as defined below), the proceeds of which, in turn, were used to finance payment of U.S.$200 million of the principal amount of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes that matured without conversion;

•	in March 2015, the issuance by CEMEX, S.A.B. de C.V. of U.S.$750 million aggregate principal amount of its 6.125% Senior Secured Notes due 2025 (the “May 2025 U.S. Dollar Notes”) and €550 million aggregate amount of its 4.375% Senior Secured Notes due 2023 (the “March 2023 Euro Notes” and, together with the May 2025 U.S. Dollar Notes, the “May 2025 U.S. Dollar and March 2023 Euro Notes”);

•	in March 2015, the issuance by CEMEX, S.A.B. de C.V. of U.S.$200 million aggregate principal amount of its 3.72% Convertible Subordinated Notes due March 2020 (the “First March 2020 Optional Convertible Subordinated U.S. Dollar Notes”) subscribed with the proceeds of the CCUs; and

•	in May 2015, a series of private exchange transactions by CEMEX, S.A.B. de C.V. in respect of U.S.$626 million aggregate principal amount of its March 2016 Optional Convertible Subordinated U.S. Dollar Notes held by certain institutional investors for (i) U.S.$321 million aggregate principal amount of its 3.72% Convertible Subordinated Notes due March 2020 (the “Second March 2020 Optional Convertible Subordinated U.S. Dollar Notes” and, together with the First March 2020 Optional Convertible Subordinated U.S. Dollar Notes, the “March 2020 Optional Convertible Subordinated U.S. Dollar Notes”) and (ii) an estimated 42 million ADSs.

As of December 31, 2015, our reported total debt plus other financial obligations in our balance sheet were Ps268,198 million (U.S.$15,566 million) (principal amount Ps271,611 million (U.S.$15,764 million), excluding deferred issuance costs) which does not include approximately Ps7,581 million (U.S.$440 million), which represents the nominal amount of Perpetual Debentures.

Since the beginning of 2016, we have engaged in the following capital markets transactions and debt related activities, which are not reflected in our 2015 audited consolidated financial statements included elsewhere in this annual report:

•	in March 2016, the repayment of the full outstanding amount (approximately U.S.$352 million) of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes (the “March 2016 Convertible Notes Repayment”);

•	in April 2016, the issuance of an irrevocable notice of redemption of the April 2019 U.S. Dollar and Euro Notes, which states that the April 2019 U.S. Dollar and Euro Notes will be redeemed on May 3, 2016 (the “April 2019 U.S. Dollar and Euro Notes Redemption”);

•	in March 2016, the issuance by CEMEX, S.A.B. de C.V. of U.S.$1.0 billion aggregate principal amount of its 7.75% Senior Secured Notes due 2026 (the “March 2026 U.S. Dollar Notes”); and

•	since December 31, 2015, the repurchase of U.S.$105.4 million aggregate principal amount of the following Senior Secured Notes (of which a total of approximately U.S.$99.9 million of Senior Secured Notes have been canceled):

•	U.S.$2.1 million aggregate principal amount of June 2018 U.S. Dollar Notes;

•	U.S.$28.5 million aggregate principal amount of March 2019 U.S. Dollar Notes;

•	U.S.$22.9 million aggregate principal amount of April 2019 U.S. Dollar Notes (of which U.S.$5.5 million aggregate principal amount was not canceled);

•	U.S.$22.9 million aggregate principal amount of December 2019 U.S. Dollar Notes; and

•	U.S.$28.9 million aggregate principal amount of October 2022 U.S. Dollar Notes (collectively, the “2016 Repurchases”).

We refer to the June 2018 U.S. Dollar Notes, October 2018 Floating Rate U.S. Dollar Notes, March 2019 U.S. Dollar Notes, April 2019 U.S. Dollar Notes, April 2019 Euro Notes, December 2019 U.S. Dollar Notes, January 2021 U.S. Dollar Notes, April 2021 Euro Notes, January 2022 Euro Notes, October 2022 U.S. Dollar Notes, March 2023 Euro Notes, April 2024 U.S. Dollar Notes, January 2025 U.S. Dollar Notes, May 2025 U.S. Dollar Notes and March 2026 U.S. Dollar Notes, collectively, as the “Senior Secured Notes.” For a more detailed description of these transactions, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments.”

For the convenience of the reader, considering the impact of our recent capital markets transactions and debt related activities on our liquidity and financing obligations, we present amounts of debt and other financial obligations on an as adjusted basis to give effect to the following post-December 31, 2015 capital markets transactions and debt related activities: (i) the issuance of the March 2026 U.S. Dollar Notes (including the intended use of proceeds therefrom), (ii) the March 2016 Convertible Notes Repayment, (iii) the April 2019 U.S. Dollar and Euro Notes Redemption, and (iv) the 2016 Repurchases. We refer to these capital markets transactions and debt related activities, collectively, as the “Recent Financing Transactions.” As of December 31, 2015, as adjusted to give effect to the Recent Financing Transactions, our total debt plus other financial obligations were Ps263,858 million (U.S.$15,314 million) (principal amount Ps267,300 million (U.S.$15,514 million)), which does not include approximately Ps7,581 million (U.S.$440 million), which represents the nominal amount of Perpetual Debentures.

Risk Factors

We are subject to various risks mainly resulting from changing economic, environmental, political, industry, business, financial and climate conditions. The following risk factors are not the only risks we face, and any of the risk factors described below could significantly and adversely affect our business, results of operations or financial condition.

Risks Relating To Our Business

Economic conditions in some of the countries where we operate may adversely affect our business, financial condition and results of operations.

Our results of operations are highly dependent on the results of our operating subsidiaries mainly in the United States, Mexico, South, Central America and the Caribbean (“SAC”), Western and Northern Europe, Asia and Africa. Accordingly, the economic condition in some of the countries where we operate has had and may continue to have a material adverse effect on our business, financial condition and results of operations throughout our operations worldwide.

The main sources of risks to our results of operations in the global economy are: (i) uncertainty regarding the monetary policy of the U.S. Federal Reserve System (the “Federal Reserve”) and its impact on the global economy, including emerging markets, and on the volatility of foreign exchange markets, (ii) vulnerability of emerging market economies, (iii) China’s overall economic deceleration and its economic policy, (iv) economic and political uncertainties in Europe, including the anticipated referendum in the United Kingdom to withdraw from the European Union (“EU”), the ongoing refugee crisis, financial uncertainty in Greece and a lack of confidence overall in the EU’s banking system, and (v) geopolitical risk in the Middle East and other regions experiencing political turmoil.

The U.S. economy continues to grow at a moderate pace. In December 2015, the Federal Reserve announced that it would increase short-term interest rates. There is a risk that the announcement may have been premature, as demonstrated by the recent manufacturing slowdown that contributed to economic deceleration in December 2015. As a consequence of higher interest rates, the Dollar could strengthen against other currencies, which may undermine U.S. exports and economic growth. However, interest rate increases could result in accelerated inflation, which could lead to a recession.

Future episodes of market volatility could result in risk aversion and capital outflows from emerging markets, causing emerging markets currencies to further depreciate. The high level of indebtedness in U.S. Dollars by corporates in emerging markets constitutes an additional source of instability. In periods of uncertainty, emerging markets face higher global risk premiums and substantial capital outflows, imposing pressure on economies with domestic debt imbalances. The risk of contagion across emerging markets could be significant.

China’s policymakers are working to: (i) transition the Chinese economy towards consumption-driven growth without significantly slowing other economic activity, and (ii) address rising financial and corporate sector vulnerabilities. A gradual growth slowdown is expected during this transition, but the weaker-than-expected economic indicators and exchange rate depreciation has raised concerns regarding corporate indebtedness and the overall health of Chinese banks. Although China has taken actions to offset the impact of economic shocks, official interventions have weakened market confidence. The consequences for emerging market economies of weaker economic performance and increased policy uncertainty in China could be significant. Further, softening Chinese demand for commodities and investment goods would undermine growth in emerging market economies, while a weaker Chinese exchange rate would affect such emerging market economies’ external competitiveness. In general, global financial markets have become more sensitive to changes in China’s economic and financial conditions and policies.

The Mexican economy continues to grow despite a challenging global environment for emerging markets. Mexico’s economic growth was 2.5% in 2015, which was supported by private sector consumption. In 2016, a forecasted improvement in Mexican manufacturing activity is expected to be driven by (i) recovery of the U.S. manufacturing industry and (ii) ongoing momentum of Mexican consumer consumption, particularly in the automobile sector. However, the persistence of U.S. manufacturing weakness is a significant source of risk to Mexico’s economic growth. In addition, the increase of private consumption in Mexico may be inconsistent without sustained recovery in the industrial sector. An increase in interest rates and governmental spending cuts by 0.7% of GDP, may depress domestic consumption to a greater extent than is currently anticipated. It is possible that further tightening may be required due to renewed pressures on the Mexican Peso, new evidence of stress in global financial markets and the risk of lower oil production in Mexico. If oil prices decrease further, such decrease will negatively affect the Mexican fiscal accounts and will exert additional pressure on external accounts. Potential social unrest in Mexico could also negatively impact Mexico’s economy. More generally, since Mexico is significantly dependent on the U.S. economy, any downturn in the economic outlook of the U.S. may hinder economic growth in Mexico.

Substantial recent volatility in global markets has significantly impacted foreign exchange markets and exacerbated depreciation of the Mexican Peso against the Dollar. The Mexican Peso depreciated against the Dollar by approximately 14% in 2015 and 11.0% in 2014. Between January 1, 2016 and April 15, 2016, the Mexican Peso further depreciated approximately 2% against the Dollar. See “Item 3—Key Information—Selected Consolidated Financial Information.” Over the past year, Mexico’s adjustment to global market forces has been orderly, with liquidity prevailing in market operations. However, the continued depreciation of the Mexican Peso could adversely affect Mexico’s inflation dynamics and expectations, as well as Mexico’s financial stability. Currently, Mexican Peso-denominated bonds held by nonresidents have remained stable. However, the risk of additional portfolio adjustments and further depreciation of the Mexican Peso remains. The Mexican economy may be adversely affected by strong portfolio outflows or a sharp increase in financial costs.

Colombia faces significant economic challenges, with few existing policies for a countercyclical response in the context of global economic concerns and declines in oil prices. The Colombian government is tightening monetary and fiscal policies to control inflation, cope with a decrease in public revenues and facilitate the adjustment of the troublesome account deficit, which accounted for 6.5% of Colombia’s GDP in 2015. These policies could restrain domestic demand and negatively affect Colombia’s economy. Furthermore, if constricted monetary and fiscal policies fail to achieve inflation expectations, rising inflation could eventually threaten the economy. Colombia, given its oil dependence and high external imbalance, is highly vulnerable to new episodes of market volatility. Therefore, Colombia’s economy may contract in 2016.

Economic stability in the EU remains fragile. Renewed turmoil in the financial markets and the reduction of inflation expectations, largely associated with the decline in oil prices, in an already low-inflation environment creates difficulties for the European Central Bank’s monetary policy management. The European Central Bank adopted new monetary relaxation measures, including negative deposit rates. New cuts in deposit rates are anticipated. An environment of negative deposit rates is distorting financial markets, and will create uncertain consequences for the banking sector. There is a risk that negative rates will erode bank profitability and curb lending across Eurozone borders, creating other systemic risks to European economies. In addition, new measures implemented by the European Central Bank may not positively affect inflation expectations. Uncertainty about the performance of European economies could negatively affect to our business.

Despite depreciation of the Euro, quantitative easing measures by the European Central Bank and low oil prices, economic improvement in the EU remains uncertain. Eurozone economic growth and European integration are challenged by a number of uncertainties, including: (i) delays in implementing structural reforms in some European countries, (ii) political uncertainty after certain elections at the end of 2015 in various member states, including general elections in Spain and Portugal and regional elections in France, (iii) unresolved political and financial risks associated with Greece, (iv) uncertainty regarding the profitability of the European banking system in general and the Italian banking sector in particular, (v) the United Kingdom’s potential exit from the EU by referendum, and (vi) the ongoing refugee crisis. All these factors could impact market confidence and could limit the benefit of positive economic tailwinds and monetary policy stimulus. Regarding our operations in Europe, the threat of the United Kingdom’s exit from the EU is already affecting financial markets and increasing foreign exchange volatility. A decision by the United Kingdom to exit the EU could (i) have a significant adverse effect on economic activity, (ii) result in substantial uncertainty weighing on investment and import costs, and (iii) constrain the EU’s fiscal policy. This situation would negatively impact our business. In Poland, there is a risk that the populist measures of the new government could eventually restrain foreign investment and growth, which would negatively impact our operations in the region.

Significant trade links with Western Europe render some Eastern European countries susceptible to economic and political pressures in Western Europe. Additionally, in the coming years, Central European countries may experience a reduction in the proceeds they receive from the European Union Structural Funds, which could hinder infrastructure investment in such countries.

In the Middle East, political risk could moderate economic growth and adversely affect construction investments. In Egypt, the government has brought political stability to the country, but several economic challenges persist. Disorderly depreciation of the Egyptian Pound is a latent risk. In Israel, potential conflicts with Hamas in Gaza may negatively affect our operations.

Demand for our products is strongly related to construction levels and depends, in large part, on residential and commercial construction activity, as well as private and public infrastructure spending, in the countries where we operate. Public and private infrastructure spending in countries dependent on revenue generated by the energy sector is exposed to decreases in energy prices. Therefore, decreases in energy prices could adversely affect the construction industry. Declines in the construction industry are correlated with declines in general economic conditions. As a result, deterioration in economic conditions in the countries where we operate could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that growth in the gross domestic product of the countries where we operate will translate into a correlated increase in demand for our products.

Concerns regarding the European debt crisis and market perception concerning the instability of the Euro could affect our operating profits.

We conduct business in many countries that currently use the Euro as their currency (the “Eurozone”). Although this risk appears to have declined, concerns persist regarding the debt burden of certain Eurozone countries, such as Greece, their ability to meet future financial obligations, the overall stability of the Euro and the suitability of the Euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries and the possible exit of the United Kingdom from the EU.

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

We are subject to the effects of general global economic and market conditions that are beyond our control. If these conditions remain challenging or deteriorate, our business, financial condition and results of operations could be adversely affected. Possible consequences from macroeconomic global challenges such as the debt crisis in certain countries in the EU, could have an adverse effect on our business, financial condition and results of operations.

The Credit Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions.

The Credit Agreement requires us to comply with several financial ratios and tests, including a minimum consolidated coverage ratio of Operating EBITDA to interest expense (including interest accrued on Perpetual Debentures) and a maximum consolidated leverage ratio of total debt (including Perpetual Debentures and guarantees, excluding subordinated optional convertible securities and financial leases plus or minus the fair value of derivative financial instruments, among other adjustments) to Operating EBITDA, as described below. Our ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets and the construction sector.

The Credit Agreement requires us to comply with a consolidated coverage ratio of Operating EBITDA to interest expense (including interest accrued on Perpetual Debentures), for the following periods, measured quarterly, of not less than (i) 1.85:1 for the period ending December 31, 2015 up to and including the period ending March 31, 2017, (ii) 2:00:1 for the period ending on June 30, 2017 up to and including the period ending on September 30, 2017 and (iii) 2.25:1 for the period ending December 31, 2017 and each subsequent reference period. In addition, the Credit Agreement allows us a maximum consolidated leverage ratio of total debt (including Perpetual Debentures and guarantees, excluding subordinated optional convertible securities and financial leases plus or minus the fair value of derivative financial instruments, among other adjustments) to Operating EBITDA for each period of four consecutive fiscal quarters (measured quarterly) not to exceed (i) 6.00:1 for the period ending December 31, 2015 up to and including the period ending on March 31, 2017, (ii) 5.75:1 for the period ending June 30, 2017 up to and including the period ending September 30, 2017, (iii) 5.50:1 for the period ending December 31, 2017 up to and including the period ending March 31, 2018, (iv) 5.25:1 for the period ending June 30, 2018 up to and including the period ending September 30, 2018; (v) 5.00:1 for the period ending December 31, 2018 up to and including the period ending March 31, 2019; (vi) 4.50:1 for the period ending June 30, 2019 up to and including the period ending September 30, 2019; (vii) 4.25:1 for the period ending December 31, 2019 up to and including the period ending March 31, 2020; and (viii) 4.00:1 for the period ending June 30, 2020 and each subsequent reference period. For the period ended December 31, 2015, we reported to the lenders under the Credit Agreement a consolidated coverage ratio of 2.61 and a consolidated leverage ratio of 5.21, each as calculated pursuant to the Credit Agreement. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Indebtedness—The 2016 Credit Agreement Amendments.”

Pursuant to the Credit Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$1 billion (excluding certain capital expenditures, joint venture investments and acquisitions by each of CEMEX Latam and CEMEX Holdings Philippines, Inc. (“CHP”) and their respective subsidiaries), which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of U.S.$500 million (or its equivalent) for each of CEMEX Latam and its subsidiaries and CHP and its subsidiaries, in each case, the amounts of which allowed for permitted acquisitions and investments in joint ventures cannot exceed U.S.$400 million per year.

We are also subject to a number of negative covenants under the Credit Agreement that, among other things, restrict or limit our ability to: (i) create liens; (ii) incur additional debt; (iii) change our business or the business of any obligor or material subsidiary (in each case, as defined in the Credit Agreement); (iv) enter into mergers; (v) enter into agreements that restrict our subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) enter into certain derivatives transactions; and (xii) exercise any call option in relation to any perpetual bonds we issue unless the exercise of the call options does not have a materially negative impact on our cash flow.

The Credit Agreement also contains a number of affirmative covenants that, among other things, require us to provide periodic financial information to our creditors. Pursuant to the Credit Agreement, however, a number of those covenants and restrictions will, if CEMEX so elects, automatically cease to apply or become less restrictive if (i) our consolidated leverage ratio for the two most recently completed quarterly testing periods is less than or equal to 4.00:1; and (ii) no default under the Credit Agreement is continuing, as applicable. At that point the leverage ratio must not exceed 4.25 times. Restrictions that will cease to apply when we satisfy such conditions include the capital expenditure limitations mentioned above and several negative covenants, including limitations on our ability to repay existing financial indebtedness, declare or pay cash dividends and distributions to shareholders; certain asset sale restrictions; certain mandatory prepayment provisions, and restrictions on exercising call options in relation to any perpetual bonds we issue and on the issuance of certain convertible and exchangeable obligations. At such time, several baskets and caps relating to negative covenants will also increase, including baskets or caps related to permitted financial indebtedness, permitted guarantees and limitations on liens. However, we cannot assure you that we will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the Credit Agreement.

The Credit Agreement contains events of default, some of which may be outside our control. Such events of default include defaults, subject to certain exceptions, based on (i) non-payment of principal, interest, or fees when due; (ii) material inaccuracy of representations and warranties; (iii) breach of covenants; (iv) bankruptcy (quiebra) or insolvency (concurso mercantil) of CEMEX, S.A.B. de C.V., any other obligor under the Credit Agreement or any other of our material subsidiaries (as defined in the Credit Agreement); (v) inability to pay debts as they fall due or by reason of actual financial difficulties, suspension or threatened suspension of payments on debts exceeding U.S.$50 million or commencement of negotiations to reschedule debt exceeding U.S.$50 million; (vi) a cross-default in relation to financial indebtedness in excess of U.S.$50 million; (vii) a change of control with respect to CEMEX, S.A.B. de C.V.; (viii) certain changes to the ownership of any of our subsidiary obligors under the Credit Agreement, unless the proceeds of such disposal are used to prepay the Credit Agreement debt; (ix) enforcement of the share security; (x) final judgments or orders in excess of U.S.$50 million that are neither discharged nor bonded in full within 60 days thereafter; (xi) restrictions not effected after September 29, 2014 that limit the ability of obligors to transfer foreign exchange for purposes of performing material obligations under the Credit Agreement; (xii) any material adverse change arising in the financial condition of CEMEX, which more than 66.67% of the Credit Agreement’s creditors determine would result in our failure, taken as a whole, to perform payment obligations under the Credit Agreement; and (xiii) failure to comply with laws or our obligations under the Credit Agreement cease to be legal. If an event of default occurs and is continuing, upon the authorization of 66.67% of the Credit Agreement creditors, the creditors have the ability to accelerate all outstanding amounts due under the Credit Agreement. Acceleration is automatic in the case of insolvency.

We cannot assure you that we will be able to comply with the restrictive covenants and limitations contained in the Credit Agreement. Our failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect our business, financial condition and results of operation.

We pledged the capital stock of subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the Credit Agreement, the Senior Secured Notes and other financing arrangements.

CEMEX, S.A.B. de C.V. and certain of its subsidiaries have pledged under pledge agreements or transferred to a trustee under a security trust substantially all the shares of CEMEX México, Cemex Operaciones México, CTH, New Sunward, and CEMEX España as Collateral and all proceeds of the Collateral to secure our payment obligations under the Credit Agreement, the Senior Secured Notes and under a number of other financing arrangements for the benefit of the creditors and holders of debt, and other obligations that benefit from provisions in their instruments requiring that their obligations be equally and ratably secured.

As of December 31, 2015, as adjusted to give effect to the Recent Financing Transactions, the Collateral and all proceeds of such Collateral secured (i) Ps226,979 million (U.S.$13,173 million) (principal amount Ps229,065 million (U.S.$13,295 million) of debt under the Credit Agreement, the Senior Secured Notes and other financing arrangements and (ii) Ps10,275 million (U.S.$596 million) aggregate principal amount of Perpetual Debentures, which includes debt of ours held by us. These subsidiaries collectively own, directly or indirectly, substantially all of our operations worldwide. Provided that no default has occurred which is continuing under the Credit Agreement, the Collateral will be released automatically if we meet specified debt reduction and financial covenant targets.

We have a substantial amount of debt and other financial obligations maturing in the next several years. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our principal maturities and financial covenants may depend on us making asset sales, and there is no ,assurance that we will be able to execute such sales on terms favorable to us or at all.

As of December 31, 2015, as adjusted to give effect to the Recent Financing Transactions, our total debt plus other financial obligations were Ps263,858 million (U.S.$15,314 million) (principal amount Ps267,300 million (U.S.$15,514 million)), which does not include approximately Ps7,581 million (U.S.$440 million), which represents the nominal amount of Perpetual Debentures. Of such total debt plus other financial obligations amount, approximately Ps9,798 million (U.S.$569 million) (principal amount Ps9,803 million (U.S.$569 million)) matures during 2016; Ps9,156 million (U.S.$531 million) (principal amount Ps9,156 million (U.S.$531 million)) matures during 2017; Ps42,586 million (U.S.$2,472 million) (principal amount Ps43,689 million (U.S.$2,536 million)) matures during 2018; Ps41,567 million (U.S.$2,412 million) (principal amount Ps42,065 million (U.S.$2,441 million)) matures during 2019; Ps25,306 million (U.S.$1,469 million) (principal amount Ps25,988 million (U.S.$1,508 million)) matures during 2020; and Ps135,445 million (U.S.$7,861 million) (principal amount Ps136,599 million (U.S.$7,929 million)) matures after 2020.

If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business, financial condition and results of operations.

As a result of the restrictions under the Credit Agreement, the indentures that govern our Senior Secured Notes and other debt instruments, the current global economic environment and uncertain market conditions, we may not be able to complete asset sales on terms that we find economically attractive or at all. Volatility in the credit and capital markets could significantly affect us due to its effect on the availability of funds to potential acquiring parties, including industry peers. In addition, high levels of consolidation in our industry in some jurisdictions may further limit potential assets sales to interested parties due to antitrust considerations. If we are unable to complete asset sales and our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with financial covenants and payment obligations under our indebtedness.

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

Historically, we have addressed our liquidity needs, including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures, with operating cash flow, borrowings under credit facilities and receivables and inventory financing facilities, proceeds of debt and equity offerings and proceeds from asset sales.

As of December 31, 2015, we had U.S.$609 million funded under our securitization programs in Mexico, the United States, France and the United Kingdom. We cannot assure you that, going forward, we will be able to roll over or renew these programs, which could adversely affect our liquidity.

The weakness of the global economic environment and its adverse effects on our operating results may negatively affect our credit rating and the market value of CEMEX, S.A.B. de C.V.’s common stock, CPOs and ADSs. If current economic pressures continue or worsen, we may be dependent on the issuance of equity as a source to repay our existing indebtedness. Although we have been able to raise debt, equity and equity-linked capital in the recent past, previous conditions in the capital markets in 2008 and 2009 were such that traditional sources of capital were not available to us on reasonable terms or at all. As a result, we cannot assure you that we will be able to successfully raise additional debt or equity capital on terms that are favorable to us or at all.

The Credit Agreement restricts us from incurring additional debt, subject to several exceptions. The Credit Agreement requires proceeds from asset disposals, issuances of equity and incurrences of debt to be applied to the prepayment of indebtedness under the Credit Agreement, unless the proceeds are used to reinvest in our business and/or refinance existing indebtedness for proceeds from asset disposals and issuances of equity, and for cash replenishment or to refinance existing indebtedness for the prepayment of the indebtedness on the terms set forth in the Credit Agreement.

We have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios in the past. Our ability to comply with these ratios may be affected by current global economic conditions and volatility in foreign exchange rates and the financial and capital markets. We may need to seek waivers or amendments in the future. However, we cannot assure you that any future waivers or amendments, if requested, will be obtained. If we are unable to comply with the provisions of our debt instruments, and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our business and financial condition.

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

As of December 31, 2015, as adjusted to give effect to the Recent Financing Transactions, there were U.S.$8,702 million and €1,350 million aggregate principal amount of Senior Secured Notes outstanding under the indentures governing such notes, excluding those held by us. The indentures governing the Senior Secured Notes and the other instruments governing our consolidated indebtedness impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) incur debt; (ii) pay dividends on stock; (iii) redeem stock or redeem subordinated debt; (iv) make investments; (v) sell assets, including capital stock of subsidiaries; (vi) guarantee indebtedness; (vii) enter into agreements that restrict dividends or other distributions from restricted subsidiaries; (viii) enter into transactions with affiliates; (ix) create or assume liens; (x) engage in mergers or consolidations; and (xi) enter into a sale of all or substantially all of our assets.

These restrictions could limit our ability to seize attractive growth opportunities for our businesses that are currently unforeseeable, particularly if we are unable to incur financing or make investments to take advantage of these opportunities.

These restrictions may significantly impede our ability to develop and implement refinancing plans in respect of our debt.

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

Furthermore, upon the occurrence of any event of default under the Credit Agreement, the indentures governing our Senior Secured Notes or other credit facilities or any of our other debt, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If the lenders accelerate payment of those amounts, we cannot assure you that our assets would be sufficient to repay in full those amounts or to satisfy our other liabilities.

In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our financial and operational flexibility may be further reduced as a result of more restrictive covenants, requirements for security and other terms that are often imposed on sub-investment grade entities.

CEMEX, S.A.B. de C.V.’s ability to repay debt and pay dividends depends on our subsidiaries’ ability to transfer income and dividends to us.

Aside from operating certain assets in Mexico, CEMEX, S.A.B. de C.V. is a holding company that owns the stock of its direct and indirect subsidiaries and has holdings of cash and marketable securities. In general, CEMEX, S.A.B. de C.V.’s ability to repay debt and pay dividends depends on the continued transfer to it of dividends and other income and funds from its wholly-owned and non-wholly-owned subsidiaries. Even though our debt agreements and instruments restrict us from entering into any agreement or arrangement that limits the ability of any subsidiary of CEMEX, S.A.B. de C.V. to declare or pay dividends or repay or capitalize intercompany indebtedness, the ability of CEMEX, S.A.B. de C.V.’s subsidiaries to pay dividends and make other transfers to it is limited by various regulatory, contractual and legal constraints. The Credit Agreement restricts CEMEX, S.A.B. de C.V.’s ability to declare or pay cash dividends. In addition, the indentures governing the Senior Secured Notes also limit CEMEX, S.A.B. de C.V.’s ability to pay dividends.

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

We conduct our business through subsidiaries. In some cases, third-party shareholders hold non-controlling interests in these subsidiaries, such as in the case of CEMEX Latam. Various disadvantages may result from the participation of non-controlling shareholders whose interests may not always be aligned with ours. Some of these disadvantages may, among other things, result in our inability to implement organizational efficiencies and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively.

We have to service our debt and other financial obligations denominated in Dollars with revenues generated in Mexican Pesos or other currencies, as we do not generate sufficient revenue in Dollars from our operations to service all our debt and other financial obligations denominated in Dollars. This could adversely affect our ability to service our obligations in the event of a devaluation or depreciation in the value of the Mexican Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Mexican Peso and other currencies.

A substantial portion of our total debt plus other financial obligations is denominated in Dollars. As of December 31, 2015, as adjusted to give effect to the Recent Financing Transactions, our debt plus other financial obligations denominated in Dollars represented approximately 83% of our total debt plus other financial obligations, which does not include approximately U.S.$371 million of Dollar-denominated Perpetual Debentures. Our Dollar-denominated debt must be serviced with funds generated by CEMEX, S.A.B. de C.V.’s subsidiaries. Although we have substantial operations in the U.S., we continue to rely on our non-U.S. assets to generate revenues to service our Dollar-denominated debt. Consequently, we have to use revenues generated in Mexican Pesos, Euros or other currencies to service our Dollar-denominated obligations. See “Item 5—Operating and Financial Review and Prospects—Qualitative and Quantitative Market Disclosure—Interest Rate Risk, Foreign Currency Risk and Equity Risk—Foreign Currency Risk.” A devaluation or depreciation in the value of the Mexican Peso, Euro, British Pound, Colombian Peso or any of the other currencies of the countries in which we operate, compared to the Dollar, could adversely affect our ability to service our Dollar-denominated debt. In 2015, our operations in Mexico, the United Kingdom, Germany, France, the Rest of Northern Europe region (as described in “Item 4—Information on the Company—Business Overview”), Spain, Egypt, the Rest of the Mediterranean region (as described in “Item 4—Information on the Company—Business Overview”) and Colombia, which are our main non-Dollar-denominated operations, together generated approximately 55% of our total net sales in Mexican Peso terms (approximately 20%, 8%, 3%, 5%, 4%, 3%, 3%, 4% and 5%, respectively) before eliminations resulting from consolidation. In 2015, approximately 26% of our net sales in Mexican Peso terms were generated in the United States. During 2015, the Mexican Peso depreciated approximately 14% against the Dollar, the Euro depreciated approximately 10% against the Dollar and the British Pound depreciated approximately 5% against the Dollar. If we enter into currency hedges in the future, these may not be effective in covering all our currency-related risks. Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Mexican Peso and other currencies, as those fluctuations influence the amount of our indebtedness when translated into Mexican Pesos and also result in foreign exchange gains and losses as well as gains and losses on derivative contracts, including those entered into to hedge our exchange rate exposure. The Credit Agreement and other debt instruments significantly restrict our ability to enter into derivative transactions. For a description of these restrictions, see “Item 3—Key Information—Risk Factors—Risks Relating To Our Business—Our use of derivative financial instruments has negatively affected, and any new derivative financial instruments could negatively affect, our operations, especially in volatile and uncertain markets.”

In addition, as of December 31, 2015, as adjusted to give effect to the Recent Financing Transactions, our Euro-denominated total debt plus other financial obligations represented approximately 15% of our total debt plus other financial obligations, which does not include the approximately €64 million aggregate principal amount of Euro-denominated Perpetual Debentures.

Our use of derivative financial instruments has negatively affected, and any new derivative financial instruments could negatively affect, our operations, especially in volatile and uncertain markets.

We have used, and may continue to use, derivative financial instruments to manage the risk profile associated with interest rates and currency exposure of our debt, to reduce our financing costs, to access alternative sources of financing and to hedge some of our financial risks. However, we cannot assure you that our use of such instruments will allow us to achieve these objectives due to the inherent risks in any derivatives transaction. The Credit Agreement and other debt instruments significantly restrict our ability to enter into derivative transactions.

As of December 31, 2015, our derivative financial instruments consisted of equity forward contracts on third-party shares that were settled on January 2016 (see note 26 to our 2015 audited consolidated financial statements included elsewhere in this annual report), equity derivatives on shares of CEMEX, S.A.B. de C.V. (including the capped call transactions in connection with the March 2018 Optional Convertible Subordinated U.S. Dollar Notes), forward contracts and interest rate derivatives related to energy projects, which had an impact on our other financial income, net. The fair value changes of our derivative financial instruments are reflected in our statement of operations, which could introduce volatility in our controlling interest net loss and our related ratios. For the years ended December 31, 2014 and 2015, the recognition of changes in the fair value of derivative financial instruments during the applicable period represented net losses of approximately Ps679 million (U.S.$46 million) and approximately Ps2,981 million (U.S.$173 million), respectively.

CEMEX has significantly decreased its use of derivatives instruments related to debt, both currency and interest rate derivatives, thereby reducing the risk of cash margin calls. See notes 2F, 16D and 16E to our 2015 audited consolidated financial statements included elsewhere in this annual report. However, with respect to our existing financial derivatives, we may incur net losses and be subject to margin calls that do not require a substantial amount of cash to cover such margin calls. If we enter into new derivative financial instruments, we may incur net losses and be subject to margin calls in which the cash required to cover margin calls may be substantial and may reduce the funds available to us for our operations or other capital needs. In addition, as with any derivative position, CEMEX assumes the creditworthiness risk of the counterparty, including the risk that the counterparty may not honor its obligations to us.

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

We require various approvals, licenses, permits and certificates in the conduct of our business. We cannot assure you that we will not encounter significant problems in obtaining new or renewing existing approvals, licenses, permits and certificates required in the conduct of our business, or that we will continue to satisfy the conditions to which such approvals, licenses, permits and certificates are granted. There may also be delays on the part of regulatory and administrative bodies in reviewing our applications and granting approvals. If previously obtained approvals, licenses, permits and certificates are revoked and/or if we fail to obtain and/or maintain the necessary approvals, licenses, permits and certificates required for the conduct of our business, we may be required to incur substantial costs or temporarily suspend the operation of one or more of our production facilities or mineral extraction locations, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to secure certain materials required to run our business.

We increasingly use in our business certain by-products of industrial processes produced by third parties, such as pet coke, fly-ash, slag and synthetic gypsum. While we are not dependent on our suppliers and while we try to secure the supply of the required materials through long-term renewable contracts and framework agreements, which ensure better management of supplies, short-term contracts are however entered into in certain countries where we operate. Should existing suppliers cease operations or reduce or eliminate production of these by-products, sourcing costs for these materials could increase significantly or require us to find alternative sources for these materials, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Additionally, scarcity of natural resources (such as water and aggregates reserves) in some of the countries where we operate could have a material adverse effect on our costs and results of operations.

We may not be able to realize the expected benefits from acquisitions, some of which may have a material impact on our business, financial condition and results of operations.

Even though we have not made any major acquisitions in recent years, our ability to realize the expected benefits from acquisitions depends, in large part, on our ability to integrate acquired operations with our existing operations in a timely and effective manner. These efforts may not be successful. Although we are currently seeking to dispose assets to reduce our overall leverage, the Credit Agreement and other debt instruments restrict our ability to acquire assets, and we may in the future acquire new operations and integrate such operations into our existing operations, and some of such acquisitions may have a material impact on our business, financial condition and results of operations. We cannot assure you that we will be successful in identifying or acquiring suitable assets in the future. If we fail to achieve the anticipated cost savings from any acquisitions, our business, financial condition and results of operations could be materially and adversely affected.

High energy and fuel costs may have a material adverse effect on our operating results.

Our operations consume significant amounts of power and fuel. Power and fuel prices generally reflect certain volatility, particularly in times of political turbulence in Iran, Iraq, Egypt and other countries in South America, the Middle East and Africa. Even though energy and fuel prices have recently decreased, we cannot assure you that our operations would not be materially adversely affected in the future if energy and fuel costs increase to levels that existed prior to the recent significant decreases in the price of oil and other fuels.

In addition, if our efforts to increase our use of alternative fuels are unsuccessful, we would be required to use traditional fuels, which may increase our energy and fuel costs and could have a material adverse effect on our business, financial condition and results of operations.

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

The markets in which we operate are highly competitive and are served by a variety of established companies with recognized brand names, as well as new market entrants and increasing imports. Companies in these markets compete based on a variety of factors, often employing aggressive pricing strategies to gain market share. For example, CEMEX Colombia, S.A.’s (“CEMEX Colombia”) results of operations have been negatively affected in the past by the pricing strategies of its competitors. Our ability to increase our net sales depends, in part, on our ability to compete effectively. We compete with different types of companies and based on different factors in each market. For example, in the relatively consolidated cement and ready-mix concrete industries, we generally compete based on quality and value proposition. In the more fragmented market for aggregates, we generally compete based on capacity and price. In certain areas of the markets in which we compete, some of our competitors may be more established, benefit from greater brand recognition or have greater manufacturing and distribution channels and other resources than we do. In addition, if our competitors were to combine, they may be able to compete more effectively with us and they may dispose of assets, which could lead to new market entrants that increase competition in our markets. For example, Lafarge, S.A. (“Lafarge”) and Holcim Ltd. (“Holcim”) finalized their merger in 2015, and Ireland’s CRH plc (“CRH”) acquired the vast majority of the assets disposed pursuant to the requirements of regulators. Another case is HeidelbergCement AG’s (“Heidelberg”) acquisition of Italcementi S.p.A. (“Italcementi”) expected to be completed during 2016.

If we are not able to compete effectively, we may lose substantial market share, our net sales could decline or grow at a slower rate and our business and results of operations would be harmed.

A substantial amount of our total assets consists of intangible assets, including goodwill. We have recognized charges for goodwill impairment in the past, and if market or industry conditions deteriorate further, additional impairment charges may be recognized.

Our audited consolidated financial statements included elsewhere in this annual report, have been prepared in accordance with IFRS as issued by the IASB, under which goodwill is not amortized and is tested for impairment when impairment indicators exist or at least once a year during the fourth quarter of each year, by determining the recoverable amount of the groups of cash-generating units to which goodwill balances have been allocated, which consists of the higher of such groups of cash-generating units fair value, less cost to sell, and their corresponding value in use, represented by the discounted amount of estimated future cash flows expected to be generated by such groups of cash-generating units to which goodwill has been allocated. An impairment loss is recognized under IFRS if the recoverable amount is lower than the net book value of the groups of cash-generating units to which goodwill has been allocated within other expenses, net. We determine the discounted amount of estimated future cash flows over periods of 5 years. In specific circumstances, when, according to our experience, actual results for a given cash-generating unit do not fairly reflect historical performance and most external economic variables provide us with confidence that a reasonably determinable improvement in the mid-term is expected in their operating results, management uses cash flow projections over a period of up to ten years, to the point in which future expected average performance resembles the historical average performance and to the extent we have detailed, explicit and reliable financial forecasts and is confident and can demonstrate its ability, based on past experience, to forecast cash flows accurately over that longer period. If the value in use of a group of cash-generating units to which goodwill has been allocated is lower than its corresponding carrying amount, we determine its corresponding fair value using methodologies generally accepted in the markets to determine the value of entities, such as multiples of Operating EBITDA and/or by reference to other market transactions, among others. Impairment tests are significantly sensitive to, among other factors, the estimation of future prices of our products, trends in operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the growth rates in perpetuity applied, among others. We use specific pre-tax discount rates for each group of cash-generating units to which goodwill is allocated, which are applied to pre-tax cash flows. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rates in perpetuity applied. Likewise, the amounts of discounted future cash flows are significantly sensitive to the weight average cost of capital (discount rate) applied. The higher the growth rate in perpetuity applied, the higher the amount of undiscounted future cash flows by group of cash-generating units obtained. Conversely, the higher the discount rate applied, the lower the amount of discounted estimated future cash flows by group of cash-generating units obtained. During the last quarter of 2013, 2014 and 2015, we performed our annual goodwill impairment test. Based on these analyses, we did not determine impairment losses of goodwill in any of the reported periods. See note 15C to our 2015 audited consolidated financial statements included elsewhere in this annual report.

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

From time to time, we are and may become involved in litigation and other legal proceedings relating to claims arising from our operations in the normal course of business. As described in, but not limited to, “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings,” we are currently subject to a number of significant legal proceedings, including, but not limited to, those relating to tax matters in Mexico, as well as antitrust investigations in countries in which we operate. In addition, our main operating subsidiary in Egypt, Assiut Cement Company (“ACC”), is involved in certain Egyptian legal proceedings relating to the acquisition of ACC. Litigation is subject to inherent uncertainties, and unfavorable rulings may occur. We cannot assure you that these or other legal proceedings will not materially affect our ability to conduct our business in the manner that we expect or otherwise adversely affect us should an unfavorable ruling occur.

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

In late 2010, the U.S. Environmental Protection Agency (“EPA”) issued the final Portland Cement National Emission Standard (“Portland Cement NESHAP”) for Hazardous Air Pollutants under the federal Clean Air Act (“CAA”). This rule required Portland cement plants to limit mercury emissions, total hydrocarbons, hydrochloric acid and particulate matter by September 2013. The rule was challenged in federal court, and in December 2011, the D.C. Circuit Court of Appeals remanded the Portland Cement NESHAP to EPA and directed the agency to recompute the standards. In February 2013, EPA issued a revised final Portland Cement NESHAP rule that relaxed emissions limits for particulate matter and moved the compliance deadline to September 2015. In April 2013, environmental groups again challenged the revised Portland Cement NESHAP rule in federal court. In April 2014, the D.C. Circuit issued a ruling upholding both the revised particulate matter emission limits and the September 2015 compliance deadline. As of the September 2015 compliance deadline, we required additional time and requested an additional 12 months to demonstrate compliance. Portland Cement NESHAP compliance related work continues in 2016 in several of our plants. Compliance could require us to utilize significant resources that could have a material adverse impact on our results of operations, liquidity and financial condition; however, we expect that such impact would be consistent with the impact on the cement industry as a whole.

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

The cement manufacturing process requires the combustion of large amounts of fuel and creates carbon dioxide (“CO2”) as a by-product of the calcination process. Therefore, efforts to address climate change through federal, state, regional, EU and international laws and regulations requiring reductions in emissions of greenhouse gases (“GHGs”) can create economic risks and uncertainties for our business. Such risks could include the cost of purchasing allowances or credits to meet GHG emission caps, the cost of installing equipment to reduce emissions to comply with GHG limits or required technological standards, decreased profits or losses arising from decreased demand for our goods and higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls. To the extent that financial markets view climate change and GHG emissions as a financial risk, this could have a material adverse effect on our cost of and access to capital. Given the uncertain nature of the actual or potential statutory and regulatory requirements for GHG emissions at the federal, state, regional, EU and international levels, we cannot predict the impact on our operations or financial condition or make a reasonable estimate of the potential costs to us that may result from such requirements. However, the impact of any such requirements, whether individually or cumulatively, could have a material economic impact on our operations in the United States and in other countries. For more information on the laws and regulations addressing climate change that we are, or could become, subject to, and the impacts to our operations arising therefrom, see “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters.”

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

As of December 31, 2015, we had operations in Mexico, the United States, the United Kingdom, Germany, France, the Rest of Northern Europe region, Egypt, Spain, the Rest of the Mediterranean region, the Rest of SAC region (as described in “Item 4—Information on the Company—Business Overview”), the Philippines and the Rest of Asia region (as described in “Item 4—Information on the Company—Business Overview”).

For a geographic breakdown of our net sales for the year ended December 31, 2015, see “Item 4—Information on the Company—Geographic Breakdown of Net Sales for the Year Ended December 31, 2015.”

Our operations in the SAC region are faced with several risks that are more significant than in other countries. These risks include political instability and economic volatility. For example, on August 18, 2008, Venezuelan officials took physical control of the facilities of CEMEX Venezuela, S.A.C.A. (“CEMEX Venezuela”) following the issuance on May 27, 2008 of governmental decrees confirming the expropriation of all of CEMEX Venezuela’s assets, shares and business.

Our operations in Egypt, the United Arab Emirates (“UAE”) and Israel have experienced instability as a result of, among other things, civil unrest, extremism and the deterioration of general diplomatic relations in the region. We cannot assure you that political turbulence in Egypt, Libya and other countries in Africa and the Middle East will abate in the near future or that neighboring countries will not be drawn into conflicts or experience instability. In addition, our operations in Egypt are subject to political risks, such as confiscation, expropriation and/or nationalization. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Egypt Share Purchase Agreement.”

In January 2011, protests and demonstrations demanding a regime change began taking place across Egypt, which resulted in former President Hosni Mubarak resigning from his post on February 11, 2011. Subsequently, Mr. Mubarak transferred government powers to the Egyptian Army. The Supreme Council of the Armed Forces of Egypt dissolved the Egyptian parliament, suspended the nation’s constitution, and formed a committee to recommend constitutional changes to facilitate a political transition through democratic elections. Following some delays, elections for a new parliament took place between November 2011 and January 2012. Elections held in May and June of 2012 witnessed the victory of Mohamed Morsi as the fifth president of Egypt. Despite a return to civilian rule, demonstrations and protests continued to take place across Egypt following Mr. Morsi’s election, culminating in large-scale anti-Morsi protests in June 2013. On July 3, 2013, the Egyptian military, led by General Abdel Fattah el-Sisi removed Mr. Morsi from office and suspended the Egyptian constitution. The Egyptian military then appointed Chief Justice Adly Mansour as the interim president of Egypt, and charged him with forming a transitional technocratic government. In May 2014, presidential elections took place, having elected General Abdel Fattah el-Sisi. In November and December 2015, parliamentary elections to the House of Representatives took place. Although CEMEX’s operations in Egypt have not been immune from disruptions resulting from the turbulence in Egypt, CEMEX continues with its cement production, dispatch and sales activities as of the date of this annual report. Risks to CEMEX’s operations in Egypt include a potential reduction in overall economic activity in Egypt and exchange rate volatility, which could have a material adverse effect on our operations in Egypt.

In recent years, concerns over global economic conditions, energy costs, geopolitical issues, political uncertainty, the availability and cost of credit and the international financial markets have contributed to economic uncertainty and reduced expectations for the global economy. In addition, military activities in Ukraine and on its borders, including Russia effectively taking control of Crimea (followed by Crimea’s independence vote and absorption by Russia) have combined with Ukraine’s very weak economic conditions to create great uncertainty in Ukraine and the global markets. In response to the annexation of the Crimean region of Ukraine by Russia, other nations, including the U.S., have imposed, and may continue imposing further, economic sanctions on Russia and Ukraine. Presently, concerns related to ongoing unrest in Ukraine have prompted calls for increasing levels of economic sanctions against Russia and Ukraine. Resolution of Ukraine’s political and economic conditions may not occur for some time, and the situation could deteriorate into increased violence and/or economic collapse. While not directly impacting territories where we had operations as of December 31, 2015, this dispute could negatively affect the economies of the countries in which we operate, including through its impact on the surrounding region, the global economy and the impact it might have on the access to Russian energy supplies by the countries in which we operate. Further, potential responses by Russia to those sanctions could adversely affect European economic conditions, which could have a material adverse effect on our operations in Europe. Meanwhile, the continued political unrest in Venezuela, the continued hostilities in the Middle East and the occurrence or threat of terrorist attacks also could adversely affect the global economy.

There have been terrorist attacks and ongoing threats of future terrorist attacks in countries in which we maintain operations, most recently in France in November of 2015. We cannot assure you that there will not be other attacks or threats that will lead to an economic contraction or erection of material barriers to trade in any of our markets. An economic contraction in any of our major markets could affect domestic demand for cement and could have a material adverse effect on our operations.

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

We are dependent on information technology and our systems and infrastructure, as well as those provided by third-party service providers; face certain risks, including cyber security risks.

We rely on a variety of information technology and automated operating systems to manage or support our operations. The proper functioning of these systems is critical to the efficient operation and management of our business. In addition, these systems may require modifications or upgrades as of a result of technological changes or growth in our business. These changes may be costly and disruptive to our operations, and could impose substantial demands on outage time. Our systems, as well as those provided by our third-party service providers, may be vulnerable to damage, disruption or intrusion caused by circumstances beyond our control, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, unauthorized access and cyber-attacks. Although we take actions to secure our systems and electronic information and also have disaster recovery plans in case of incidents that could cause major disruptions to our business, these measures may not be sufficient. As of December 31, 2015, our third-party service providers have not informed us of any event that has damaged, disrupted or resulted in an intrusion of our systems. Any significant information leakages or theft of information could affect our compliance with data privacy laws and damage our relationship with our employees, customers and suppliers, and also adversely impact our business, financial condition and results of operations. As of December 31, 2015, our insurance does not cover any risk associated with any cyber security risks. In addition, any significant disruption to our systems could adversely affect our business, financial condition and results of operations.

Activities in our business can be hazardous and can cause injury to people or damage to property in certain circumstances.

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

Labor activism and unrest may adversely affect our operations and thereby adversely affect our business, financial condition, results of operations and prospects. Although our operations have not been affected by any significant labor dispute in the past, we cannot assure you that we will not experience labor unrest, activism, disputes or actions in the future, some of which may be significant and could adversely affect our business, financial condition, results of operations and prospects. For a description of our most relevant collective bargaining agreements, see “Item 6—Directors, Senior Management and Employees—Employees.”

Increases in liabilities related to our pension plans could adversely affect our results of operations.

We have obligations under defined benefit pension plans in certain countries in which we operate, mainly in North America and Northern Europe. Our actual funding obligations will depend on benefit plan changes, government regulations and other factors, including changes in longevity and mortality statistics, which are not updated every year and could result in our paying benefits over more years due to increased lifespans,. Due to the large number of variables and assumptions that determine pension liabilities and funding requirements, which are difficult to predict because they change continuously as demographics evolve despite the fact that we support our projections with studies by external actuaries, our net projected liability of approximately U.S.$1,060 million as of December 31, 2015 and the future cash funding requirements for our defined benefit pension plans and other postemployment benefit plans could be significantly higher than the amounts estimated as of December 31, 2015. If so, these funding requirements, as well as our possible inability to properly fund such pension plans if we are unable to deliver the cash or equivalent funding requirements, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our insurance coverage may not cover all the risks to which we may be exposed.

We face the risks of loss and damage to our products, property and machinery due to fire, theft and natural disasters such as floods, and also face risks related to cyber security risks. Such events may cause a disruption to or cessation of our operations. While we believe that we have adequate and sufficient coverage, in line with industry practices, in some instances our insurance coverage may not be sufficient to cover all of our potential unforeseen losses and liabilities. In addition, our insurance coverage may not cover all the risks to which we may be exposed, such as cyber security risks. If our losses exceed our insurance coverage, or if we are not covered by the insurance policies we have taken up, we may be liable to cover any shortfall or losses. Our insurance premiums may also increase substantially because of such claims. In such circumstances, our financial results may be adversely affected.

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

We are subject to certain tax matters, mainly in Mexico, Colombia and Spain, that may have an adverse effect on our cash flow, financial condition and net income. See notes 2M and 19D to our 2015 audited consolidated financial statements, “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters—Mexico,” “Regulatory Matters and Legal Proceedings—Tax Matters—Colombia,” and “Regulatory Matters and Legal Proceedings—Tax Matters—Spain” for a description of the legal proceedings regarding these Mexican, Colombian and Spanish tax matters, all included elsewhere in this annual report.

It may be difficult to enforce civil liabilities against us or our directors, executive officers and controlling persons.

We are a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. Substantially all of our directors and officers and the majority of the members of our senior management reside in Mexico, and all or a significant portion of the assets of those persons may be, and the majority of our assets are, located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or to enforce against them or against us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our General Counsel, Ramiro Gerardo Villarreal Morales, that there is doubt as to the enforceability in Mexico, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws.

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

Mexican Peso Exchange Rates

Mexico has had no exchange control system in place since the dual exchange control system was abolished in November 1991. The Mexican Peso has floated freely in foreign exchange markets since December 1994, when the Mexican Central Bank (Banco de México) abandoned its prior policy of having an official devaluation band. Since then, the Mexican Peso has been subject to substantial fluctuations in value. The Mexican Peso depreciated against the Dollar by approximately 11.5% in 2011, appreciated against the Dollar by approximately 9% in 2012 and depreciated against the Dollar by approximately 2% in 2013, 11% in 2014 and 14% in 2015. These percentages are based on the exchange rate that we use for accounting purposes (the “CEMEX accounting rate”). The CEMEX accounting rate on any given date is determined based on the closing exchange rate reported by certain sources, such as Reuters. For any given date, the CEMEX accounting rate may differ from the noon buying rate for Mexican Pesos in New York City published by the U.S. Federal Reserve Bank of New York.

The following table sets forth, for the periods and dates indicated, the end-of-period, average and high and low points of the CEMEX accounting rate as well as the noon buying rate for Mexican Pesos, expressed in Mexican Pesos per U.S.$1.00.

	CEMEX Accounting Rate				Noon Buying Rate
Year Ended December 31,	End of the period	Average(1)	High	Low	End of the period	Average(1)	High	Low
2011	13.96	12.45	14.21	11.50	13.95	12.43	14.25	11.51
2012	12.85	13.16	14.37	12.56	12.96	13.15	14.37	12.63
2013	13.05	12.85	13.39	11.98	13.10	12.76	13.43	11.98
2014	14.74	13.32	14.78	12.84	14.75	13.31	14.79	12.85
2015	17.23	15.98	17.23	14.95	17.20	15.87	17.36	14.56

Monthly (2015)
September	16.91				16.90		17.01	16.56
October	16.51				16.53		16.89	16.38
November	16.58				16.60		16.85	16.37
December	17.23				17.20		17.36	16.53

Monthly (2016)
January	18.11				18.21		18.59	17.36
February	18.15				18.07		19.19	18.02
March	17.28				17.21		17.94	17.21
April(2)	17.57				17.56		17.91	17.32

(1)	The average of the CEMEX accounting rate or the noon buying rate for Mexican Pesos, as applicable, on the last day of each full month during the relevant period.
(2)	April noon buying rates and CEMEX accounting rates are through April 15, 2016.

Between January 1, 2016 and April 15, 2016, the Mexican Peso depreciated by approximately 2% against the U.S. Dollar, based on the noon buying rate for Mexican Pesos.

For a discussion of the financial treatment of our operations conducted in other currencies, see “Item 3—Key Information—Selected Consolidated Financial Information” included elsewhere in this annual report.

Selected Consolidated Financial Information

The financial data set forth below as of and for each of the five years ended December 31, 2015 have been derived from our audited consolidated financial statements. The financial data set forth below as of December 31, 2014 and 2015 and for each of the three years ended December 31, 2013, 2014 and 2015 have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our 2015 audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements prepared under IFRS for the year ended December 31, 2015 were approved by our shareholders at the annual general ordinary shareholders’ meeting held on March 31, 2016. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Shareholders.”

The operating results of newly acquired businesses are consolidated in our financial statements beginning on the acquisition date. Therefore, all periods presented do not include operating results corresponding to newly acquired businesses before we assumed control. As a result, the financial data for the years ended December 31, 2013, 2014, and 2015 may not be comparable to that of prior periods.

Our audited consolidated financial statements included elsewhere in this annual report, have been prepared in accordance with IFRS, which differ in significant respects from U.S. GAAP. The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by the IASB) to reconcile such financial statements to U.S. GAAP.

Non-Mexican Peso amounts included in the consolidated financial statements are first translated into Dollar amounts, in each case at a commercially available or an official government exchange rate for the relevant period or date, as applicable, and those Dollar amounts are then translated into Mexican Peso amounts at the CEMEX accounting rate, described under “—Mexican Peso Exchange Rates,” as of the relevant period or date, as applicable.

The Dollar amounts provided below, unless otherwise indicated elsewhere in this annual report, are translations of Mexican Peso amounts at an exchange rate of Ps17.23 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2015. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Mexican Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Mexican Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. The noon buying rate for Mexican Pesos on December 31, 2015 was Ps17.20 to U.S.$1.00. Between January 1, 2016 and April 15, 2016, the Mexican Peso depreciated by approximately 2% against the Dollar, based on the noon buying rate for Mexican Pesos.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Selected Consolidated Financial Information

	As of and For the Year Ended December 31,
	2011	2012	2013	2014	2015
	(in millions of Mexican Pesos, except ratios and share and per share amounts)
Statement of Operations Information:
Net sales	Ps 189,887	Ps 197,036	Ps 190,370	Ps 204,402	Ps 225,742
Cost of sales(1)	(136,181)	(138,706)	(130,686)	(138,456)	(150,369)
Gross profit	53,706	58,330	59,684	65,946	75,373
Administrative, selling and distribution expenses	(41,844)	(41,329)	(40,404)	(44,062)	(48,623)
Operating earnings before other expenses, net(2)	11,862	17,001	19,280	21,884	26,750
Other expense, net	(5,233)	(5,490)	(4,863)	(5,051)	(3,030)
Operating earnings(2)	6,629	11,511	14,417	16,833	23,720
Financial items(3)	(19,092)	(17,534)	(18,195)	(18,957)	(21,016)
Equity in income (loss) of associates	(334)	728	232	294	738
Earnings (loss) before income tax	(12,797)	(5,295)	(3,546)	(1,830)	3,442
Discontinued operations(4)	—	—	97	110	967
Non-controlling interest net income	21	662	1,223	1,103	932
Controlling interest net income (loss)	(24,953)	(12,000)	(10,834)	(6,783)	1,201
Basic earnings (loss) per share(5)(6)	(0.69)	(0.33)	(0.28)	(0.17)	0.03
Diluted earnings (loss) per share(5)(6)	(0.69)	(0.33)	(0.28)	(0.17)	0.03
Basic earnings (loss) per share of continuing operations(5)(6)	(0.69)	(0.33)	(0.29)	(0.17)	0.01
Diluted earnings (loss) per share of continuing operations(5)(6)	(0.69)	(0.33)	(0.29)	(0.17)	0.01
Number of shares outstanding(5)(7)(8)	31,410	32,808	34,270	37,370	40,403
Balance Sheet Information:
Cash and cash equivalents	16,128	12,478	15,176	12,589	15,280
Assets from operations held for sale(4)	—	—	—	—	3,446
Property, machinery and equipment, net	234,342	213,075	205,717	202,928	214,133
Total assets	541,655	478,797	496,130	514,961	542,264
Short-term debt including current maturities of long-term debt	4,673	596	3,959	14,507	218
Long-term debt	203,798	177,539	187,021	191,327	229,125
Liabilities from operations held for sale	—	—	—	—	673
Non-controlling interest and Perpetual Debentures(9)	16,602	14,488	14,939	17,068	20,289
Total controlling interest	155,104	141,139	133,379	131,103	143,479
Other Financial Information:
Net working capital(10)	23,690	19,667	20,754	20,757	16,781
Book value per share(5)(8)(11)	4.94	4.30	3.89	3.51	3.55
Operating margin before other expense, net	6.2%	8.6%	10.1%	10.7%	11.8%
Operating EBITDA(12)	29,710	34,506	33,447	36,051	42,126
Ratio of Operating EBITDA to interest expense(12)	1.8	1.9	1.7	1.7	2.1
Capital expenditures	8,540	10,465	8,409	9,486	12,467
Depreciation and amortization	17,848	17,505	14,167	14,167	15,376
Net cash flow provided by continued operating activities before interest, coupons on Perpetual Debentures and income taxes	23,942	30,222	26,400	35,941	43,956
Basic earnings (loss) per CPO of continuing operations(5)(6)	(2.07)	(0.99)	(0.87)	(0.51)	0.03
Basic earnings (loss) per CPO(5)(6)	(2.07)	(0.99)	(0.84)	(0.51)	0.09
Total debt plus other financial obligations	249,372	218,026	230,298	244,429	268,198

(1)	Cost of sales includes depreciation, amortization and depletion of assets involved in production, freight expenses of raw materials used in our producing plants, delivery expenses of our ready-mix concrete business and expenses related to storage in producing plants. Our cost of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which are included as part of the line item titled “Administrative and selling expenses,” and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which are all included as part of the line item titled “Distribution expenses.”
(2)	In the statements of operations, CEMEX includes the line item titled “Operating earnings before other expenses, net” considering that is a relevant measure for CEMEX’s management as explained in note 4B to our 2015 audited consolidated financial statements included elsewhere in this annual report. Under IFRS, while there are line items that are customarily included in the statement of operations, such as net sales, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of such statements of operations varies significantly by industry and company according to specific needs.
(3)	Financial items include financial expenses and our other financial (expense) income, net, which includes our financial income, results from financial instruments, net (derivatives, fixed-income investments and other securities), foreign exchange results and effects of net present value on assets and liabilities and others, net. See notes 7 and 16 to our 2015 audited consolidated financial statements included elsewhere in this annual report.
(4)	On August 12, 2015, we entered into an agreement with Duna-Dráva Cement for the sale of our operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia, for €231 million (approximately U.S.$251 million or Ps4,322 million). As of the date of this annual report, we expect to finalize our divestment in Croatia during the first half of 2016 upon final approval by the relevant authorities. On October 31, 2015, after the conditions precedent were satisfied, we completed the sale of our operations in Austria and Hungary to the Rohrdorfer Group for approximately €165.1 million (U.S.$179 million or Ps3,090 million) after final adjustments for changes in cash and working capital balances as of the transfer date. Our combined operations in Austria and Hungary consisted of 29 aggregates quarries and 68 ready-mix plants. As per IFRS, the balance sheet of CEMEX as of December 31, 2014 was not restated as a result of the sale of its operations in Austria and Hungary. See note 4A to our audited consolidated financial statements included elsewhere in this annual report. The information related to our Statements of Operations for the years ended December 31, 2011 and 2012 has not been reclassified to present the financial results of those years of our operations in Austria, Hungary and Croatia in a single line item as discontinued operations. The effects are not significant.
(5)	CEMEX, S.A.B. de C.V.’s capital stock consists of Series A shares and Series B shares. Each CPO represents two Series A shares and one Series B share. As of December 31, 2015, approximately 98.82% of CEMEX, S.A.B. de C.V.’s outstanding share capital was represented by CPOs. Each ADS represents ten CPOs.
(6)	Earnings (loss) per share is calculated based upon the weighted average number of shares outstanding during the year, as described in note 22 to our 2015 audited consolidated financial statements included elsewhere in this annual report. Basic loss per CPO is determined by multiplying the basic loss per share for each period by three (the number of shares underlying each CPO). Basic loss per CPO is presented solely for the convenience of the reader and does not represent a measure under IFRS. As shown in notes 4A and 22 to our consolidated financial statements included elsewhere in this annual report, and in connection with the sale of our operations in Croatia, Austria and Hungary, for the years ended December 31, 2013 and 2014, “Basic loss per share” includes Ps0.29 and Ps0.17, respectively, from “Continuing operations,” and for the year ended December 31, 2015, “Basic earnings per share” includes Ps0.01 from “Continuing operations.” In addition, the years ended December 31, 2013 and 2015 include Ps0.01 and Ps0.02, respectively, of “Basic earnings per share” from “Discontinued operations.” Likewise, for the years ended December 31, 2013 and 2014, “Diluted loss per share” includes Ps0.29 and Ps0.17, respectively, from “Continuing operations,” and for the year ended December 31, 2015, “Diluted earnings per share” includes Ps0.01 from “Continuing operations.” In addition, the years ended December 31, 2013 and 2015 include Ps0.01 and Ps0.02 of “Basic earnings per share” from “Discontinued operations,” respectively. See note 22 to our 2015 audited consolidated financial statements included elsewhere in this annual report.
(7)	CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal years 2011, 2012, 2013, 2014 and 2015. At each of CEMEX, S.A.B. de C.V.’s 2011, 2012, 2013, 2014 and 2015 annual general ordinary shareholders’ meetings, held on February 23, 2012, March 21, 2013, March 20, 2014, March 26, 2015 and March 31, 2016, respectively, CEMEX, S.A.B. de C.V.’s shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to each such recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 418.8 million CPOs, approximately 437.4 million CPOs, approximately 468 million CPOs, approximately 500 million CPOs and approximately 538 million CPOs were allocated to shareholders on a pro-rata basis in connection with the 2011, 2012, 2013, 2014 and 2015 recapitalizations, respectively. In each case, CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares.
(8)	Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.

(9)	As of December 31, 2011, 2012, 2013, 2014 and 2015 non-controlling interest includes U.S.$938 million (Ps13,089 million), U.S.$473 million (Ps6,078 million), U.S.$477 million (Ps6,223 million), U.S.$466 million (Ps6,869 million) and U.S.$440 million (Ps7,581 million), respectively, that represents the nominal amount of Perpetual Debentures, denominated in Dollars and Euros, issued by consolidated entities. In accordance with IFRS, these securities qualify as equity due to their perpetual nature and the option to defer the coupons.
(10)	Net working capital equals trade receivables, less allowance for doubtful accounts plus inventories, net, less trade payables.
(11)	Book value per share is calculated by dividing the total controlling interest by the number of shares outstanding.
(12)	Operating EBITDA equals operating earnings before other expenses, net, plus amortization and depreciation expenses. Operating EBITDA is calculated and presented because we believe that it is widely accepted as a financial indicator of our ability to internally fund capital expenditures and service or incur debt, and the consolidated ratio of Operating EBITDA to interest expense is calculated and presented because it is used to measure our performance under certain of our financing agreements. Operating EBITDA and such ratio should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Under IFRS, while there are line items that are customarily included in statements of operations prepared pursuant to IFRS, such as net sales, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals, such as operating earnings before other expenses, net, and the display of such statement of operations varies significantly by industry and company according to specific needs. Operating EBITDA is reconciled below to operating earnings before other expenses, net, as reported in the statements of operations, and to net cash flows provided by operating activities before interest and income taxes paid in cash, as reported in the statement of cash flows. Interest expense under IFRS does not include coupon payments of the Perpetual Debentures issued by consolidated entities of approximately Ps1,010 million in 2011, approximately Ps453 million in 2012, approximately Ps405 million in 2013, approximately Ps420 million in 2014 and approximately Ps432 million in 2015, as described in note 20D to our 2015 audited consolidated financial statements included elsewhere in this annual report.

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	(in millions of Mexican Pesos)
Reconciliation of Operating EBITDA to net cash flows provided by continuing operations activities before interest, coupons on Perpetual Debentures and income taxes
Operating EBITDA	Ps 29,710	Ps 34,506	Ps 33,447	Ps 36,051	Ps 42,126
Less:
Operating depreciation and amortization expense	17,848	17,505	14,167	14,167	15,376

Operating earnings before other expenses, net	11,862	17,001	19,280	21,884	26,750

Plus/minus:
Changes in working capital excluding income taxes	(727)	(2,048)	(4,237)	1,475	3,541
Operating depreciation and amortization expense	17,848	17,505	14,167	14,167	15,376
Other items, net	(5,041)	(2,236)	(2,810)	(1,585)	(1,711)

Net cash flow provided by continuing operations activities before interest, coupons on Perpetual Debentures and income taxes	Ps 23,942	Ps 30,222	Ps 26,400	Ps 35,941	Ps 43,956

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

CEMEX, S.A.B. de C.V. was founded in 1906 and was registered with the Mercantile Section of the Public Registry of Property and Commerce in Monterrey, Nuevo León, Mexico, on June 11, 1920 for a period of 99 years. At our 2002 ordinary general shareholders’ meeting, this period was extended to the year 2100 and in 2015 this period changed to be indefinite. Beginning April 2006, CEMEX’s full legal and commercial name is CEMEX, Sociedad Anónima Bursátil de Capital Variable.

CEMEX is one of the largest cement companies in the world, based on annual installed cement production capacity as of December 31, 2015 of approximately 92.9 million tons. After the merger of Holcim with Lafarge during 2015, which resulted in the company LafargeHolcim Ltd. (“LafargeHolcim”), we are the next largest ready-mix concrete company in the world with annual sales volumes of approximately 52.9 million cubic meters and one of the largest aggregates companies in the world with annual sales volumes of approximately 147.9 million tons, in each case, based on our annual sales volumes in 2015. We are also one of the world’s largest traders of cement and clinker, having traded approximately 8.8 million tons of cement and clinker in 2015. This information does not include discontinued operations. See note 4A to our 2015 audited consolidated financial statements included elsewhere in this annual report. CEMEX, S.A.B. de C.V. is an operating and holding company engaged, directly or indirectly, through its operating subsidiaries, primarily in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates, clinker and other construction materials throughout the world, and that provides reliable construction-related services to customers and communities in more than 50 countries throughout the world, and maintains business relationships in over 100 countries worldwide.

We operate globally, with operations in Mexico, the United States, Europe, South America, Central America, the Caribbean, Asia, the Middle East and Africa. We had total assets of Ps542,264 million (approximately U.S.$31,472 million) as of December 31, 2015, and an equity market capitalization of approximately Ps175,773 million (U.S.$10,178 million) as of April 20, 2016.

As of December 31, 2015, our cement production facilities were located in Mexico, the United States, Spain, Egypt, Germany, Colombia, the Philippines, Poland, the Dominican Republic, the United Kingdom, Panama, Latvia, Puerto Rico, Thailand, Costa Rica and Nicaragua. As of December 31, 2015, our assets (after eliminations), cement plants and installed capacity, on an unconsolidated basis by region, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray portland cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray portland cement capacity, and includes installed capacity of cement plants that have been temporarily closed.

	As of December 31, 2015
	Assets After Eliminations (in Billions of Mexican Pesos)	Number of Cement Plants	Installed Cement Production Capacity (Millions of Tons Per Annum)
Mexico(1)	Ps 75.7	15	28.3
United States(2)	262.1	13	17.1
Northern Europe
United Kingdom	32.4	2	2.4
Germany	7.3	1	2.4
France	15.2	—	—
Rest of Northern Europe(3)	15.3	4	6.3
The Mediterranean
Spain(4)	24.1	7	10.4
Egypt	9.3	1	5.4
Rest of the Mediterranean(5)	10.2	3	2.4
South, Central America and the Caribbean
Colombia	19.5	2	4.0
Rest of SAC(6)	21.7	5	8.5
Asia
Philippines	10.5	2	4.5
Rest of Asia(7)	1.9	1	1.2
Corporate and Other Operations	33.6	—	—
Continuing operations	538.8	56	92.9
Discontinued operations	3.5	—	—

Total	Ps 542.3	56	92.9

“—” Not applicable

The above table includes our proportional interest in the installed capacity of companies in which we hold a non-controlling interest and reflects our organizational structure as of December 31, 2015, which effective as of January 1, 2016 was changed by (i) integrating the Northern Europe region and certain countries that comprised the Mediterranean region into a new Europe region which consists of our operations in Spain, the United Kingdom, France, Germany, the Czech Republic, Poland, Latvia, Croatia, Sweden, Norway, Finland and Russia and (ii) creating the new Asia, Middle East and Africa region which consists of our operations in the Philippines, Thailand, Malaysia, Bangladesh, Egypt, Israel and the UAE.

(1)	“Number of cement plants” and “installed cement production capacity” includes two cement plants that have been temporarily closed with an aggregate annual installed capacity of 2.7 million tons of cement.
(2)	“Number of cement plants” and “installed cement production capacity” includes two cement plants that have been temporarily closed with an aggregate annual installed capacity of 2.1 million tons of cement.
(3)	“Rest of Northern Europe” refers primarily to our operations in the Czech Republic, Poland and Latvia, as well as trading activities in Scandinavia and Finland. For purposes of the columns labeled “Assets after eliminations” and “Installed cement production capacity,” includes our approximate 37.8% interest in ordinary shares, as of December 31, 2015, in a Lithuanian cement producer that operated one cement plant with an annual installed capacity of 1.9 million tons of cement as of December 31, 2015.
(4)	For purposes of “number of cement plants” and “installed cement production capacity” includes one cement plant that has been temporarily closed with an aggregate annual installed capacity of 0.1 million tons of cement.
(5)	“Rest of the Mediterranean” refers primarily to our operations in the UAE and Israel.
(6)	“Rest of SAC” refers primarily to our operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina.
(7)	Includes our operations in Thailand, Bangladesh and Malaysia.

During the majority of the last 25 years, we embarked on a major geographic expansion program to diversify our cash flows and enter markets whose economic cycles within the cement industry largely operate independently from those of Mexico and which offer long-term growth potential. We have built an extensive network of marine and land-based distribution centers and terminals that give us marketing access around the world. As part of our strategy, we also periodically review and reconfigure our operations in implementing our post-merger integration process, and we sometimes divest assets that we believe are less important to our strategic objectives. The following are our significant acquisitions and our most significant divestitures and reconfigurations since 2011:

•	In August 2011, as a result of Ready Mix USA’s exercise of its put option and after performance of the obligations by both parties under the put option agreement, effective as of August 1, 2011, through the payment of approximately U.S.$352 million (approximately Ps4,914 million), we acquired our former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement.

•	On May 17, 2012, Readymix Investments, an indirect subsidiary of CEMEX España, acquired all the shares of Readymix plc, CEMEX’s main operating subsidiary in Ireland. The acquisition price for the 38.8% non-controlling interest in Readymix plc was approximately €11 million (U.S.$15 million or Ps187 million). During 2014, we sold substantially all the operating assets of Readymix plc for €19 million (U.S.$23 million or Ps339 million), recognizing a loss on sale of approximately €14 million (U.S.$17 million or Ps250 million).

•	On October 12, 2012, CEMEX made the final payment in connection with the acquisition of the 49% non-controlling interest in an indirect holding company of CEMEX Guatemala, S.A. (“CEMEX Guatemala”), CEMEX’s main operating subsidiary in Guatemala, of approximately U.S.$54 million (Ps694 million).

•	In November 2012, CEMEX Latam, a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in the CEMEX Latam Offering, representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam is the main holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. We recognized within “Other equity reserves” a gain of approximately U.S.$630 million (approximately Ps8,096 million).

•

On October 31, 2014, CEMEX, S.A.B. de C.V. announced that it had entered into agreements with Holcim, a global producer of building materials based in Switzerland, currently LafargeHolcim after the merger of Holcim with Lafarge during 2015, to complete a series of related transactions in Europe, which closed on January 5, 2015, with retrospective effect as of January 1, 2015. See note 15B to our 2015 audited consolidated financial statements included elsewhere in this annual report. As a result, (i) CEMEX acquired all of Holcim’s assets in the Czech Republic, including a cement plant, four aggregates quarries and 17 ready-mix plants for approximately €115 million (U.S.$139 million or Ps2,049 million); (ii) CEMEX sold to Holcim assets in the western region of Germany, consisting of one cement plant, two cement grinding mills, one slag granulator, 22 aggregates quarries and 79 ready-mix plants for approximately €171 million (U.S.$207 million or Ps3,047 million), while CEMEX maintained its operations in the north, east and south of Germany; and (iii) CEMEX acquired from Holcim one cement plant in the southern part of Spain and one cement mill in the central part of Spain, among other related assets, for approximately €88 million (U.S.$106 million or Ps1,562 million); we kept our other operations in Spain. In connection with these transactions, in January 2015 CEMEX made a final payment in cash, after combined debt and working capital adjustments, of approximately €33 million (U.S.$40 million or Ps594 million).

•	On August 12, 2015, we entered into an agreement with Duna-Dráva Cement for the sale of our operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia, for €231 million (approximately U.S.$251 million or Ps4,322 million). The operations and assets in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia, mainly consist of three cement plants with aggregate annual production capacity of approximately 2.4 million tons of cement, two aggregates quarries and seven ready-mix concrete plants. The closing of this transaction is subject to customary conditions precedent, including approval from the relevant authorities. We expect to close the sale of our operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia, during the first half of 2016 upon final approval by the relevant authorities. The operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia for the years ended December 31, 2013, 2014 and 2015 included in our statements of operations were reclassified to the single line item “Discontinued operations, net of tax.” See note 4A to our audited consolidated financial statements included elsewhere in this annual report.

•	On October 31, 2015, after all conditions precedent were satisfied, we completed the sale of our operations in Austria and Hungary to the Rohrdorfer Group for approximately €165.1 million (U.S.$179 million or Ps3,090 million) after final adjustments for changes in cash and working capital balances as of the transfer date. Our combined operations in Austria and Hungary consisted of 29 aggregates quarries and 68 ready-mix plants. The operations in Austria and Hungary for the ten-month period ended October 31, 2015 and the years ended December 31, 2013 and 2014 included in CEMEX’s statements of operations were reclassified to the single line item “Discontinued operations,” which includes, in 2015, a gain on sale of approximately U.S.$45 million (Ps741 million). Such gain on sale includes the reclassification to the statement of operations of foreign currency translation effects accrued in equity until October 31, 2015 for an amount of approximately U.S.$13 million (Ps215 million). See note 4A to our audited consolidated financial statements included elsewhere in this annual report.

We currently expect to sell from U.S.$1 billion up to U.S.$1.5 billion in assets by the first quarter of 2018, which may include the sale of minority stakes in certain of our operations, swap certain assets to streamline our operations, or enter into mergers, if we deem it necessary.

Geographic Breakdown of Net Sales for the Year Ended December 31, 2015

The following chart indicates the geographic breakdown of our net sales, before eliminations resulting from consolidation, for the year ended December 31, 2015:

Breakdown of Net Sales by Product for the Year Ended December 31, 2015

The following chart indicates the breakdown of our net sales by product, after eliminations resulting from consolidation, for the year ended December 31, 2015:

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

There are two primary processes used to manufacture cement: the dry process and the wet process. The dry process is more fuel efficient. As of December 31, 2015, 55 of our 56 operative production plants used the dry process and one used the wet process. Our operative production plant that uses the wet process is located in the United Kingdom. In the wet process, the raw materials are mixed with water to form slurry, which is fed into a kiln. Fuel costs are greater in the wet process than in the dry process because the water that is added to the raw materials to form slurry must be evaporated during the clinker manufacturing process. In the dry process, the addition of water and the formation of slurry are eliminated, and clinker is formed by calcining the dry raw materials. In the most modern application of this dry process technology, the raw materials are first blended in a homogenizing silo and processed through a pre-heater tower that utilizes exhaust heat generated by the kiln to pre-calcine the raw materials before they are calcined to produce clinker.

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

Blended Cement: Blended hydraulic cements are produced by inter-grinding or blending portland cement and supplementary cementitious materials such as ground granulated blast furnace slag, fly ash, silica fume, calcined clay, hydrated lime, and other pozzolans. The use of blended cements in ready-mix concrete reduces mixing water and bleeding, improves workability and finishing, inhibits sulfate attack and the alkali-aggregate reaction, and reduces the heat of hydration. CEMEX offers an array of blended cements which have a lower CO2 footprint resulting from their lower clinker content due to the addition of supplementary cementitious materials. The use of blended cements reinforces our strong dedication to sustainable practices and furthers our objective of offering an increasing range of more sustainable products.

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

We develop solutions based on the thorough knowledge and application of ready-mix concrete technology. Leveraging years of experience, a global pool of knowledge, and state-of-the-art expertise about the different ready-mix concrete constituents and their interaction, we offer our customers tailor-designed concrete. CEMEX ready-mix concrete technologists are able to modify the properties of concrete through the use of innovative chemical admixtures, combined with the proper proportions of the various concrete constituents. For example, depending on the type of application and jobsite requirements, we can design ready-mix concrete that is more fluid, stronger, develops strength faster, and also retains workability longer. Through the development of chemical admixtures solutions, our researchers design special concretes that fulfill the construction industry’s increasingly demanding performance requirements. CEMEX offers a special ready-mix concrete portfolio, comprised of such products as ultra-rapid hardening concrete, crack-resistant/low shrinkage concrete, self-consolidating concrete, architectural concrete, pervious concrete, and a number of others.

We continuously work to improve the properties of ready-mix concrete that make it a key component of sustainable construction: durability, resistance to aggressive environments, light reflection, and capacity to store energy, among others. We also constantly work to develop innovative solutions that advance the sustainability of structures made with ready-mix concrete. This way, our customers can design sustainable buildings that can take advantage of the benefits of concrete in a wide range of applications. We offer engineered concrete for harbors and bridges with a special design of high performance concrete that combines durability and low maintenance with resistance to aggressive environments, and for industrial applications which consists of concrete with high acid resistance which is robust and durable for such uses as cooling towers; we also offer concrete for building and housing used for structures such as self-compacting concrete that improves the strength and durability of building structures, while reducing energy use and noise due to concrete vibration, and envelope concrete such as structural lightweight concrete or insulating concrete forms which offer insulation solutions to improve energy efficiency in buildings, and concrete for building design that takes advantage of concrete’s capacity to store energy—its thermal mass—minimizing temperature fluctuations in a building over the course of the day, reducing the need for additional heating and cooling; we also offer ready-mix concrete for water and wastewater management and for roads and pavements.

The types of ready-mix concrete we offer our clients include:

Standard Ready-Mix Concrete: Standard ready-mix concrete is the most common form of concrete. It is prepared for delivery at a concrete plant instead of mixed on the construction site.

Architectural and Decorative Concrete: This type of ready-mix concrete can provide a structural function, as well as an aesthetic or decorative finish. It can offer smooth or rough surfaces or textures, as well as a variety or range of colors.

Rapid-Setting Concrete: Designed to enhance early strength development, this type of ready-mix concrete allows fast formwork removal, accelerated construction sequencing, and rapid repair for such jobs as roads and airport runways. Typically used in low temperature (5-10°C) concreting during winter, this type of ready-mix concrete can also be used in buildings, railways, and precast applications. In addition to saving time, this type of ready-mix concrete technology offers improved durability and acid resistance.

Fiber-Reinforced Concrete: Ready-mix concrete designed with micro or macro fibers that can be used either for structural applications, where the fibers can potentially substitute for steel rebar reinforcement, or for reducing shrinkage, primarily early age shrinkage. Macro fibers can significantly increase the ductility of concrete, making it highly resistant to crack formation and propagation.

Fluid-Fill Concrete: Fluid mortar or ready-mix concrete simplifies the process of laying pipe and cable by surrounding the pipe or cable with a tightly packed shell that provides protection from the elements, prevents settling, and enables crews to work quickly.

Roller-Compacted Concrete: Compacted in place and cured, roller-compacted concrete is a zero slump ready-mix concrete with the abrasion resistance to withstand high velocity water, making it the material of choice for spillways and other infrastructure subject to high flow conditions. It represents a competitive solution in terms of cost and durability when compared to asphalt.

Self-Consolidating Concrete: Self consolidating concrete has very high flow; therefore, it is self-leveling, eliminating the need for vibration. Due to the superplasiticizers used, chemical admixtures that impart very high flow, self-consolidating concrete exhibits very high compaction as a result of its low air content. Consequently, self-consolidating concrete can have very high strengths, exceeding 50 MPa.

Pervious Concrete: Because of its unique design mix, pervious concrete is a highly porous material that allows water, particularly rainwater, to filter through, reduces flooding and heat concentration by up to 4°C, and helps to prevent skidding on wet roads. This ready-mix concrete is ideally used in parking lots, footpaths, and swimming pool border applications.

Antibacterial Concrete: This type of ready-mix concrete helps control bacteria growth and is used to help maintain clean environments in structures such as hospitals, laboratories, and farms.

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

The types of aggregates we offer our clients include:

Crushed Stone and Manufactured Sand: These products are obtained by mining rock and breaking it down to a preferred size. In the case of manufactured sand, the product is obtained by crushing rock to the selected shape or texture, ensuring product and project specifications are met. Sources of crushed stone can be igneous, sedimentary, or metamorphic.

Gravel: Gravel deposits are produced through a natural process of weathering and erosion. It can be used for roads, for concrete manufacturing, or for decorative purposes.

Sand: Sand occurs naturally and is composed of fine rock material and mineral particles. Its composition is variable depending on the source. It can be used for roads, for concrete manufacturing, or sanitation.

Recycled Concrete: Recycled concrete is created by breaking, removing, and crushing existing concrete to a preferred size. It is commonly used as a base layer for other construction materials because it compacts to form a firm surface.

Related Products

We rely on our close relationship with our customers to offer them complementary products for their construction needs, which mainly include the following:

Asphalt: We offer a wide range of cost effective, high performance asphalt products, from our standard hot mix asphalt, which is made by combining crushed stone with liquid asphalt cement, to highly technical products that can be used on major highway systems, driveways, commercial parking lots, or rural country roads. Designed for consistency and reliability, our asphalt products are designed to withstand different weight loads, traffic volumes, and weather conditions.

Concrete Block: Standard concrete block, sometimes referred to as gray block, concrete masonry unit, or cinder block, is one of the most practical and long-lasting materials used in building. Its strength, durability, and versatility, including its energy efficiency, excellent fire and high wind resistance, and noise insulation, make concrete block a compelling alternative to many other building materials.

Roof Tiles: We offer a comprehensive range of concrete roof tiles and fittings, designed to meet the requirements of most roofing applications. Available in a wide selection of sizes, shapes, and colors, our roof tiles serve residential and commercial needs.

Architectural Products: Our high-end architectural concrete products offer a range of styles for different building or landscaping projects. Specialty rock products, as well as architectural block, in an array of colors, sizes, and textures, take our customers’ design to a new level. Block paving solutions and decorative paving provide an ideal range of applications for any hard landscaping project.

Pipe: We design and manufacture standard and special concrete pipe for various applications such as storm and sanitary sewers. Offered in diverse types, sizes, and lengths, our pipe products meet or exceed applicable standards and customer requirements throughout our different operations.

Other Precast Products: Among our other precast products, we offer rail products, concrete floors, box culverts, bridges, drainage basins, barriers, and parking curbs. In selected markets, we further complement our commercial offer with admixtures, gypsum, and cementitious materials such as fly ash and blast furnace slag.

Building Solutions

We help build the homes people live in, the roads that connect them, and the infrastructure that makes their cities vibrant. With over a century of experience delivering tailor-made building solutions, we work with our customers around the world to build sustainable structures that will thrive today and well into the future.

Housing: We integrate our cutting-edge design, building materials, and construction systems into flexible and replicable housing solutions for our clients and communities across the globe.

Paving: As the world’s leader in concrete-based pavement solutions, we help connect cities and their surrounding communities through safer, more durable, and energy-efficient highways, mass transit systems, airport runways, rural roadways, and city streets.

Green Building Consultancy: We are focused on delivering sustainable building solutions to the increasingly complex needs of a society with limited natural resources.

Services

We continuously communicate and interact with our customers to identify and implement effective ways to meet their toughest challenges. We recognize that customer loyalty happens by design, not by chance. To better serve our customers, we not only need to have a clear understanding of what they need, but also the means and passion to fulfill those needs. The following are examples of the different services offered to our customers throughout our operations. Not all these services are provided in all our operations and may vary from location to location:

24/7 LOAD®: Our delivery service offers customers the ease of receiving products whenever they need them, allowing our customers to optimize their project schedules according to their specific needs.

ATM-like Bulk Cement Dispatch System: This service offers our customers greater flexibility and efficiency. It enables them to get cement at their convenience, shortening their logistics schedules by minimizing loading and unloading times and also cutting back on more traditional transactional practices.

Construrama®: We partner with our cement distribution network to offer customers an extensive range of brand-name products at competitive prices. Our retailers also receive integral training to better manage all aspects of their business, including inventory management, product promotion, salesforce programs, product-delivery and sourcing logistics.

Customer-oriented Educational and Training Services: In several of the countries where we operate, customers can receive training on specific topics related to the use of building materials. By sharing knowledge and best practices, our educational and training services guide and teach our customers. Topics range from teaching customers about the characteristics and uses of white cement, to showing retailers how to improve their inventory management and increase their sales.

Construction Financing Services: Our customers can receive financing on certain projects and product purchases through various innovative financing programs that vary from country to country. For example, since 1998, our United Nations award-winning low-income housing program, Patrimonio Hoy, has assisted more than 525,000 families with affordable services and building materials through financing mechanisms and technical assistance. Additionally, in certain countries where we operate, such as Mexico, we offer turn-key solutions for developers and partner with governments and local authorities to identify, coordinate, and develop public infrastructure projects.

Mobile Solutions: Through automated messages sent via short message services (SMS), our customers can be notified each time an order of cement or ready-mix concrete is ready for delivery. This free-of-charge service keeps our customers well informed of their specific project logistics. Our customers can also receive information about their pending invoice payments.

Multiproducts: We offer our customers a one-stop shopping experience by providing them with a full array of complementary construction-related supplies through our retail stores from plumbing and electrical supplies to paint, lumber, and lighting fixtures.

Online Services: Our customers have all day online access to information, from account balances to new products and services releases through online services such as CEMEX Connect, CEMEX One, eSelling, CEMEXNet, Commercial Portal. Our customers can place online cement orders, and in some countries, they are able to review their order status at any time during the day or night. The online service is also an open communication channel to receive feedback from our customers.

Service Centers: We offer a one-stop contact call center where customers can manage their business and find fast, reliable service, place orders, make inquiries, review order status, or request technical assistance, all in one single call.

Smart Silo®: We work together with our customers, so they always have the appropriate quantity of cement in their silos. Through 24-hour monitoring of our customers’ silos’ cement stock levels, our SmartSilo® technology allows us to anticipate and respond to their product replenishment needs ahead of time.

Technical Support: We strive to provide our customers with top-level technical assistance through our state-of-the-art equipment and our highly professional, well-trained technical services staff. We go the extra mile and provide value above and beyond fulfilling our customers’ need for cement, aggregates, ready-mix concrete, and related products such as mortar.

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

Aggregates and other raw materials for our own production processes are obtained mainly from our own sources. However, we may cover our aggregates and other raw material needs through the supply from third-parties. For the year ended December 31, 2015, approximately 14% of our total raw material needs were supplied by third-parties.

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

Our reserve estimates are prepared by CEMEX’s engineers and geologists and are subject to annual review by our corporate staff jointly with the regional technical managers associated to our business units. On specific circumstances we have used the services of third-party geologists and/or engineers to validate our own estimates. Over the three-year period ended December 31, 2015, we have employed third-parties to review (i) our cement raw materials reserves estimates in Mexico, Colombia, Nicaragua, Costa Rica, the United Kingdom, Germany, Latvia and Spain, and (ii) our aggregates reserves estimates in France, Poland, the Czech Republic, the United Kingdom, Germany and Mexico.

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

During 2015, our total quarry material production was approximately 203 million tons, of which approximately 60% was used for own consumption to produce cement, ready-mix concrete, and/or other products which are later sold to the public and the remaining 40% was directly sold to customers.

Our estimates distinguish between owned and leased reserves, the later determined over the term of the lease contract, and include only those permitted reserves which are proven and probable. As of December 31, 2015, the total surface of property in our quarries operations (including cement raw materials quarries and aggregates quarries), was approximately 102,827 hectares, of which approximately 78% was owned by us and approximately 22% was managed through lease contracts.

As of December 31, 2015, we operated 168 cement raw materials quarries across our global operations, serving our facilities dedicated to cement production, which are located at or near the cement plant facilities. We estimate that our proven and probable cement raw material reserves, on a consolidated basis, have an average remaining life of approximately 92 years, assuming 2010-2015 average annual cement production (last five years average production).

The table set forth below presents our total permitted proven and probable cement raw materials reserves by geographic segment, excluding any in Croatia, and material type extracted or produced in our cement raw materials quarries operations.

Location	Mineral	Number of quarries	Property Surface (hectares)		Reserves (Million tons)			Years to depletion	2015 Annualized Production	5 years aver. Annualized Production	Own Use
			Owned	Leased	Proven	Probable	Total
Mexico(1)	Limestone	18	8,966	48	1,177	1,667	2,844	140	21.0	20.3	92%
	Clay	15	8,371	—	167	148	315	84	3.6	3.8	100%
	Others	15	1,729	150	8	23	31	97	0.3	0.3	100%
United States(2)	Limestone	13	21,834	—	545	257	802	61	13.8	13.2	100%
	Clay	2	132	7	23	—	23	80	0.3	0.3	0%
	Others	0	—	—	—	—	—	0	0.0	0.0	0%
Northern Europe
United Kingdom	Limestone	3	681	107	131	43	174	83	1.9	2.1	100%
	Clay	2	98	—	15	19	34	60	0.5	0.6	100%
	Others	0	—	—	—	—	—	0	0.0	0.0	0%
Germany	Limestone	1	298	—	5	107	112	40	3.0	2.8	87%
	Clay	0	—	—	—	—	—	0	0.0	0.0	0%
	Others	0	—	—	—	—	—	0	0.0	0.0	0%
Rest of Northern Europe	Limestone	4	843	27	231	45	276	50	5.4	5.5	95%
	Clay	1	70	—	10	2	12	42	0.3	0.3	100%
	Others	1	4	5	—	—	—	60	0.0	0.0	100%
The Mediterranean
Spain	Limestone	12	726	117	303	131	434	57	5.3	5.3	81%
	Clay	6	64	72	19	—	19	34	0.0	0.8	97%
	Others	2	102	9	1	14	15	0	0.0	0.0	0%
Egypt	Limestone	2	—	149	296	—	296	52	4.9	5.6	100%
	Clay	4	—	408	78	—	78	53	1.3	1.5	100%
	Others	5	—	22	2	—	2	17	0.0	0.1	100%
Rest of the Mediterranean	Limestone	0	—	—	—	—	—	0	0.0	0.0	0%
	Clay	0	—	—	—	—	—	0	0.0	0.0	0%
	Others	0	—	—	—	—	—	0	0.0	0.0	0%
SAC
Colombia	Limestone	13	3,026	1,751	150	528	678	145	4.3	4.7	92%
	Clay	2	183	—	2	—	2	9	0.0	0.2	100%
	Others	0	—	—	—	—	—	0	0.0	0.0	0%
Rest of SAC	Limestone	19	906	221	386	469	855	134	6.5	6.4	96%
	Clay	8	540	60	55	36	92	132	0.6	0.7	100%
	Others	6	27	1,566	19	227	246	918	0.3	0.3	43%
Asia
Philippines	Limestone	5	213	—	163	35	198	41	6.0	4.8	100%
	Clay	3	37	—	—	3	3	14	0.1	0.2	100%
	Others	5	76	9	6	4	10	9	0.5	1.1	100%
Rest of Asia	Limestone	1	23	—	3	4	8	7	1.0	1.1	4%
	Clay	0	—	—	—	—	—	0	0.0	0.0	0%
	Others	0	—	—	—	—	—	0	0.0	0.0	0%
CEMEX Consolidated	Limestone	91	37,515	2,420	3,389	3,286	6,676	93	73.1	71.91	93%
	Clay	43	9,494	548	368	208	577	70	6.7	8.24	96%
	Others	34	1,937	1,761	36	268	304	163	1.0	1.86	86%

	Totals	168	48,946	4,729	3,794	3,763	7,557	92	80.9	82.0

(1)	Our cement raw materials operations in Mexico include three limestone quarries that also produce hard rock aggregates.
(2)	Our cement raw materials operations in the U.S. include one limestone quarry that also produces hard rock aggregates.

As of December 31, 2015, we operated 346 aggregates quarries across our global operations dedicated to serving our ready-mix and aggregates businesses. We estimate that our proven and probable aggregates reserves, on a consolidated basis, have an average remaining life of 34 years, assuming 2010-2015 average production (last five years average aggregates production).

The table set forth below presents our total permitted proven and probable aggregates reserves by geographic segment, excluding any in Croatia, and material type extracted or produced in our aggregates quarries operations. We note that the locations of our aggregates reserves differ from those of our cement reserves.

Location	Mineral	Number of quarries	Property Surface (hectares)		Reserves (Million tons)			Years to depletion	2015 Annualized Production	5 years aver. Annualized Production	Own Use
			Owned	Leased	Proven	Probable	Total
Mexico	Hardrock	14	755	211	194	233	426	39	11.0	11.0	56%
	Sand & Gravel	—	—	—	—	—	—	0	0.0	0.0	0%
	Others	2	—	48	3	14	17	9	2.2	2.0	66%
United States	Hardrock	19	13,315	3,520	547	157	703	34	23.2	20.9	35%
	Sand & Gravel	10	2,350	2,807	88	3	91	19	5.3	4.9	46%
	Others	54	5,751	5,253	380	155	536	39	12.4	13.8	36%
Northern Europe
United Kingdom	Hardrock	12	470	795	434	—	434	48	9.5	9.1	50%
	Sand & Gravel	15	157	—	96	74	170	37	4.6	4.6	46%
	Others	71	2,706	1,714	131	111	242	23	9.5	10.6	46%
Germany	Hardrock	2	22	239	13	35	48	31	1.6	1.6	19%
	Sand & Gravel	25	1,509	517	56	85	141	19	7.5	7.6	13%
	Others	1	27	—	0	0	1	7	0.1	0.1	79%
France	Hardrock	12	131	452	123	29	151	34	3.7	4.4	20%
	Sand & Gravel	25	803	704	102	35	138	24	4.7	5.6	31%
	Others	5	321	556	19	4	23	13	1.0	1.8	61%
Rest of Northern Europe	Hardrock	7	140	111	28	41	68	30	2.3	2.3	2%
	Sand & Gravel	4	324	157	8	6	13	3	3.2	4.3	23%
	Others	19	300	164	29	56	85	18	4.5	4.8	9%
The Mediterranean
Spain	Hardrock	9	308	144	185	158	343	167	0.7	2.1	56%
	Sand & Gravel	2	449	—	47	1	48	84	0.0	0.6	49%
	Others	—	—	—	—	—	—	0	0.0	0.0	0%
Rest of the Mediterranean	Hardrock	5	—	389	67	28	95	8	11.2	11.4	53%
	Sand & Gravel	1	—	26	1	—	1	5	0.3	0.3	32%
	Others	—	—	—	—	—	—	0	0.0	0.0	0%
SAC
Colombia	Hardrock	—	—	—	—	—	—	0	0.0	0.0	0%
	Sand & Gravel	10	463	25	13	8	22	17	1.1	1.3	100%
	Others	—	—	—	—	—	—	0	0.0	0.0	0%
Rest of SAC
	Hardrock	8	408	226	54	77	131	68	0.7	1.9	0%
	Sand & Gravel	3	—	200	10	3	13	52	0.0	0.3	0%
	Others	8	13	73	16	175	190	640	0.3	0.3	47%
Asia
Rest of Asia	Hardrock	3	78	24	163	—	163	1336	2.0	0.1	11%
	Sand & Gravel	—	—	—	—	—	—	0	—	—	0%
	Others	—	—	—	—	—	—	0	—	—	0%
CEMEX Consolidated	Hardrock	91	15,627	6,110	1,806	757	2,563	40	65.8	64.7	40%
	Sand & Gravel	95	6,054	4,436	422	215	637	22	26.8	29.3	33%
	Others	160	9,118	7,807	578	516	1,094	33	30.0	33.4	38%

	Totals	346	30,799	18,352	2,806	1,487	4,293	34	122.6	127.3

Our Business Strategy

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

Strategy. To achieve our mission, our strategy is to create value by building and managing a global portfolio of integrated cement, ready-mix concrete, aggregates and related businesses. We seek to continue to improve our overall business by growing profitably through our integrated positions along the cement value chain and maximizing our overall performance.

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

We will continue to analyze our current portfolio and monitor opportunities for asset divestitures, as evidenced by the disposals we have made since 2009 in Central and South America, the United States, Europe and Australia, asset swaps and mergers.

We plan to achieve our strategy by valuing our employees as our main competitive advantage; by helping our customers succeed; by pursuing markets that offer long-term profitability; and by ensuring sustainability is fully embedded in our business.

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

Provide our customers with the best value proposition

We aspire to be the supplier of choice for our customers, whether governmental entities, construction firms in the countries in which we operate or individuals building or expanding their family’s first home. We seek a clear understanding of what our customers require to meet their needs and provide them with the most efficient and effective building solutions for their construction project, large or small. We are committed to suiting our customers’ needs by providing them with not only high quality and tailor-made products, but also with reliable and cost-efficient building solutions.

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

Pursue markets that offer long-term profitability

We intend to continue to focus on our most promising, structurally attractive markets with considerable infrastructure needs and housing requirements, where we have substantial market share and benefit from competitive advantages. We believe that some of the countries in which we operate (particularly the United States, Poland, the United Kingdom and Germany) are poised for economic growth, as significant investments are made in infrastructure, notably by the economic stimulus programs that have been announced by governments in some of these markets.

Ensure sustainability is fully embedded in our business

Our objectives include providing resilient infrastructure and energy-efficient building solutions, implementing a high-impact social strategy to empower communities, enabling a low-carbon and resource-efficient industry and embedding our core values into every action.

Providing Resilient Infrastructure and Energy-Efficient Building Solutions

Providing enhanced value to our customers and end users through sustainable products is one of our main strategies for ensuring that top-end concrete technology is adequately developed and delivered to fulfill our customers’ and end users’ challenges. We develop innovative solutions that advance the sustainability of concrete made structures. By leveraging years of experience, a worldwide pool of knowledge and state-of-the-art expertise on the constituents of concrete (cement, aggregates and admixtures) we can offer a customer centric approach for product development: “Concrete by Design™”. In order to develop a new product or solution, the first step is to fully understand our customers. We achieve this by clearly defining what they need to build, understanding their challenges, knowing the product technology to achieve their goals and knowing how the product or solution will be applied. As a result, the products offered to the market not only provide top class technology but they also embed a solid knowledge of our customers’ needs and how they wish to achieve their goals.

As urban populations grow and climate change causes more extreme weather, the need for resilient infrastructure is growing exponentially. We focus on balancing this increasing demand for resilient infrastructure with products, construction practices and maintenance that have minimal impact on the environment. Through innovative products and services, we unlock the inherent sustainable qualities of concrete, one of the most used resources for infrastructure, to meet the challenges of our growing and warming world. Some of the key sustainable attributes of concrete include: (i) strength and durability, (ii) low maintenance, (iii) affordability, (iv) fire-resistance, (v) low heat conductivity, (vi) local production and use, (vii) less solar heat absorption, and (viii) water management.

Through numerous initiatives, we support the social and economic development of communities at the base of the socioeconomic pyramid. With unmatched expertise in tailor-made systems that are easily adapted and lead to efficient construction of homes, we are delivering housing for all socioeconomic markets in 13 different countries. In 2015, we contributed to the construction of more than 2,400 affordable and/or energy-efficient residential units, representing more than 140,000 square meters. An example of our commitment to affordable housing is our “Vivienda” initiative in Colombia where we partnered with the Colombian government to provide dignified, comfortable, high-quality homes to low-income families.

Implementing a High-Impact Social Strategy to Empower Communities. We believe that our sustainability is directly related to the well-being and development of our stakeholders and surrounding communities. Thus, wherever we operate, we strive to build mutually beneficial relationships with key stakeholders including neighbors, members of academia, non-governmental organizations and other corporations. As part of our social strategy, we have created community centers that serve as central locations for our workshops and courses focused on developing skills of the participants in order for them to have more opportunities in order to secure employment or start a small business and, therefore, improving their household income. In Mexico, the first community center was inaugurated more than ten years ago. To increase awareness and promote environmental consciousness, we have also begun building environmental education centers that we expect will foster discussions and solutions that both protect the environment and improve community members’ quality of life. The first environmental education center was inaugurated in 2015 in Huichapan, Hidalgo, Mexico. In addition, we are planning opening a second center close to our Atotonilco cement plant also in Hidalgo, Mexico.

Bringing together economic, educational and human resources, we are creating innovative solutions to social challenges and more sustainable communities. We strive to identify the needs and concerns of the communities where we operate and collaborate with such communities to address them. By leveraging our strengths and experience, we work with communities to jointly develop project proposals that are relevant to each community. Patrimonio Hoy is our flagship community initiative that helps low-income families realize their dream of home ownership. Combining the global presence of CEMEX distribution with the power of microcredit, the program offers families financial and technical assistance in the construction of their homes. With more than 100 offices in Latin America, during 2015 we reached more than 56,000 families, bringing the accumulated total to approximately 525,000 since 1998. In 2015, we built approximately 422,000 square meters of living space, resulting in a total of approximately 4.1 million square meters since 1998.

In 2015, we added ten new productive centers for self-employment in Mexico, six in Colombia and five in Costa Rica. In total we reached 125 of these centers at the end of 2015. In 2012, CEMEX also became a founding partner of New Employment Opportunities, an initiative to prepare young people, particularly disadvantaged ones, for entry level jobs in Latin America and the Caribbean. Other founding partners include the Multilateral Investment Fund, the Inter-American Development Bank, the International Youth Foundation, Caterpillar and Microsoft, among others. In 2013, a strategic implementation plan was developed, and in December 2013, the MIF Donors Committee authorized the corresponding funding to begin its implementation during 2014. As a result of its Inclusive Businesses Assisted Self Construction Program (Programa Integral de Autoconstrucción Asistida) and Patrimonio Hoy, CEMEX is part of the United Nations Business Call to Action initiative which aims to accelerate meeting the Millennium Development Goals set by the United Nations, such as eradicating extreme poverty and hunger, promoting gender equality and empowerment of women and reducing mortality among children, among others.

Enabling a Low-Carbon and Resource-Efficient Industry. We dedicate significant efforts to address key sustainability-related issues, from biodiversity and conservation to renewable energy, climate change and emissions monitoring. Climate change poses significant challenges to our society, and we are committed to applying our skills and, technologies to contribute to the development of a low-carbon economy. We have successfully increased alternative fuel substitution rates to 26.6% in 2015, and are well on track to meet our ambitious target of 35% substitution rate by 2020. CEMEX has been working for more than a decade in the identification, documentation and registry of different projects that mitigate carbon emissions beyond the business-as-usual scenario.

As of March 31, 2015, CEMEX achieved the approval for 23 carbon dioxide offset projects registered either under the Clean Development Mechanism (“CDM”) or the Verified Carbon Standard representing a total reduction potential of almost three million tons of carbon dioxide per year.

For the fourth consecutive year, we were recognized by the Carbon Disclosure Project as one of the leading companies in Latin America for climate change data disclosure. CEMEX continues to strive its efforts on expanding its clean energy sources and in 2015, we inaugurated a Waste-Heat-to-Energy facility at our Solid cement plant in the Philippines with a total capacity of six megawatts of electricity. Furthermore, we have a set of global initiatives that includes: monitoring and controlling air emissions from our facilities; managing land and conserving biodiversity within and around our sites; minimizing disturbances, such as noise, vibration and traffic from the locations in which we operate; optimizing water use; and reducing and recycling waste. In 2015, our overall clinker factor (the ratio of clinker content to total cement production) was reduced by approximately six ppt when compared to our baseline year of 1990.

In 2015, we continued our work to develop quarry rehabilitation plans for our active cement and aggregates quarries. We also continued taking action to enhance the biodiversity of our quarries in areas with significant natural value, and started new Biodiversity Action Plan projects in key quarries located in areas of high biodiversity value. Also during 2015, we continued working with the International Union for Conservation of Nature and implemented the methodology that we jointly developed last year, in order to improve our water management and to better address the water risks facing our business. The methodology was rolled out to all businesses and countries in which we operate. We also launched our corporate water policy, which defines our global strategy for responsible water management and acts as a framework for the development of local water conservation and efficiency strategies across our operations worldwide.

Embedding our Core Values into Every Action. As part of our values, we intend to (i) ensure safety by making health and safety our top priority, (ii) focus on our customers by providing them with valuable business solutions that meet their needs, (iii) pursue excellence by expecting to achieve high industry standards in our overall performance; (iv) act as one CEMEX by leveraging our global knowledge to our local markets; and (v) act with integrity by complying with our code of ethics.

Health and safety is one of our top priorities. We have developed principles that guide our health and safety behavior and which include: (i) ensuring nothing comes before the health and safety of our employees, contractors and the community; (ii) making safety a personal responsibility; (iii) striving to create a workplace with zero injuries and fatalities; and (iv) maintaining accountability for safety practices. In 2015, we continued implementing our Global Health and Safety Management System, updating the minimum standards for personal protective equipment and the management of traffic at CEMEX’s premises. In both cases, an emphasis was placed on developing solutions that control risks at their source. We are also improving communication surrounding incidents, including key learning points and best practices. To date, our operations have shared more than 700 examples of positive health and safety practices globally.

One of our strategic goals is to become one of the most customer-oriented companies in our industry. We believe that our success is dependent on our customers’ success, meaning that in all of our markets we must strive to become our customers’ best option. To help us achieve these customer focused goals, we created the CEMEX Commercial Council to promote and align all initiatives and ensure these efforts receive expert support and guidance. We are investing considerable time and effort in commercial excellence across our global organization. Our Commercial Academy is continuously looking for ways to expand and provide new customer-centric courses that create results and value for our customers now and down the line. Our recently launched Global Networks allow us to take advantage of our shared knowledge and scale, creating even more value for our company and our stakeholders through global collaboration and integration. One of our strategic working groups, The Cement Commercial Network shares experiences and identifies practices and processes that we can replicate and leverage to better serve our customers. We are also working to develop enduring relationships with our customers, while we continue to design, develop, and deliver products, services, and solutions that meet or exceed their expectations.

We value our employees, we believe that our people are our competitive advantage and one of the reasons we are successful. We are a dynamic organization that provides growth opportunities for our people, helping them fulfill personal career ambitions. We identify future leaders, encouraging them to develop innovative processes and assess risks and opportunities for improvement among our operations. In addition, we foster an open dialogue at all times, encouraging our employees to raise questions and speak up when something is off track and provide ideas for how to solve issues that may arise.

At CEMEX, we must comply with all applicable laws and policies, without exception. To instill a strong, responsible culture within our workplace, CEMEX recognizes that “Act with Integrity” is one of the five main values that reflect who we are as a company and guides our daily actions and decisions. All of our employees are informed about CEMEX business ethics principles in various ways, including via our code of ethics, internal communications and displays, face-to-face legal training, audits, global legal compliance policies and intranet training modules. CEMEX´s code of ethics is the set of key guiding principles underlying our daily actions. Ethical behavior honors us as individuals and dignifies our way of doing business.

In addition, at a meeting of CEMEX, S.A.B. de C.V.’s Board of Directors held on September 25, 2014, CEMEX, S.A.B. de C.V.’s directors approved the creation of a sustainability committee. CEMEX, S.A.B. de C.V.’s sustainability committee is responsible for: (i) ensuring sustainable development in CEMEX’s strategy; (ii) supporting CEMEX, S.A.B. de C.V.’s Board of Directors in fulfilling its responsibility to shareholders regarding sustainable growth; (iii) evaluating the effectiveness of sustainability programs and initiatives; (iv) proving assistance to CEMEX’s Chief Executive Officer and senior management team regarding the strategic direction on sustainability; and (v) endorsing a model of sustainability, priorities and key indicators. The current members of CEMEX, S.A.B. de C.V.’s sustainability committee are: Armando J. Garcĺa Segovia, who acts as its president, Ian Christian Armstrong Zambrano; and Roberto Luis Zambrano Villarreal.

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

Our Top Priorities

Among our current top priorities is the health and safety of our employees, contractors, suppliers and the public; our return to an investment grade rating; customer centricity; and becoming a global CEMEX.

Health and Safety. In 2015, CEMEX continued to institutionalize the Global Health and Safety Management System to help bring the next level of performance and to get closer to the target of zero injuries. The Global Health and Safety Management System is applicable to all operations globally. It is also complemented with supporting standards that help to bring further alignment and structure to health and safety activities at a global and local level. In addition, each business unit has their own Annual Health and Safety Improvement Plan, the implementation of which is monitored by top management. In 2015, our employee Lost-Time Injury rate (per million hours worked) decreased to 0.6 in 2015, a 50% reduction compared to 2014; and the CEMEX Total Recordable Injury Frequency Rate decreased by 20% when compared to 2014. In 2015, the Sickness Absence Rate for CEMEX decreased from 2.2 to 2.1 and, while no levels of fatalities are acceptable, the combined number of employee, contractor and third-party fatalities in connection with CEMEX activities reduced by 30% compared to 2014.

To support local business units with improving behavioral safety and health matters, we have implemented and continue to promote the CEMEX Health Essentials, Safety Essentials and Driving Essentials which provides managers in all business units with practical and easy-to-use materials on 12 key topics.

The following table sets forth our performance indicators with respect to safety by geographic location for the year ended December 31, 2015 and accounts for information that became available in April 2016:

	Mexico	United States	Northern Europe	The Mediterranean	SAC	Asia	Total CEMEX(2)
Total fatalities, employees, contractors and other third parties (#)	5	2	6	3	1	1	19
Fatalities employees (#)	0	0	1	0	0	0	1
Fatality rate employees(1)	0.0	0.0	1.0	0.0	0.0	0.0	0.2
Lost-Time injuries (LTI), employees (#)	18	29	4	3	12	1	67
Lost-Time injuries (LTI), contractors (#)	22	12	7	7	7	6	67
Lost-Time injury (LTI) frequency rate, employees per million hours worked	0.7	1.3	0.2	0.4	0.7	0.4	0.6

(1)	Incidents per 10,000 people in a year.
(2)	Includes a contractor fatality and six contractors LTI from our global headquarters in Mexico.

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

We plan to maintain and grow our market positions in cement, ready-mix concrete and aggregates by being one of the most customer-centric companies in the industry. We also expect to implement pricing initiatives for our products and receive compensation through fees for the services we provide that should allow us to improve our overall profits. We anticipate advocating and promoting the increased usage of cementitious based products, to grow our aggregate footprint and replace our aggregate reserves in a manner, which ensures the sustainability of our business, and to operate in the most capital and cost-efficient manner possible.

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

This ongoing effort to regain our investment grade credit ratings has included the following key strategic initiatives:

Global Refinancing

On August 14, 2009, CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into the 2009 Financing Agreement, which extended the final maturities of approximately U.S.$15 billion in syndicated and bilateral loans and private placement notes to February 14, 2014. On July 5, 2012, CEMEX, S.A.B. de C.V. and certain of its subsidiaries launched the 2012 Exchange Offer and Consent Request to eligible creditors under the 2009 Financing Agreement pursuant to which eligible creditors were requested to consent to the 2012 Amendment Consents. In addition, CEMEX, S.A.B. de C.V. and certain of its subsidiaries offered to exchange the indebtedness owed to the Participating Creditors for (i) new loans (or, in the case of the private placement notes, new private placement notes) or (ii) up to U.S.$500 million of our June 2018 U.S. Dollar Notes, in each case, in transactions exempt from registration under the Securities Act.

On September 17, 2012, CEMEX, S.A.B. de C.V. and certain of its subsidiaries successfully completed the 2012 Refinancing Transaction, and CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into (a) the 2012 Amendment and Restatement Agreement, pursuant to which the 2012 Amendment Consents with respect to the 2009 Financing Agreement were given effect, and (b) the 2012 Facilities Agreement, pursuant to which CEMEX, S.A.B. de C.V. and certain of its subsidiaries were deemed to borrow loans from those Participating Creditors participating in the 2012 Exchange Offer and Consent Request in principal amounts equal to the principal amounts of indebtedness subject to the 2009 Financing Agreement that was extinguished by such Participating Creditors. As a result of the 2012 Refinancing Transaction, Participating Creditors received (i) approximately U.S.$6,155 million in aggregate principal amount of new loans and new private placement notes and (ii) U.S.$500 million aggregate principal amount of the June 2018 U.S. Dollar Notes. In addition, approximately U.S.$525 million aggregate principal amount of loans and private placement notes, which had remained outstanding under the 2009 Financing Agreement as of September 17, 2012, were subsequently repaid in full, as a result of prepayments made in accordance with the 2012 Facilities Agreement.

On September 29, 2014, CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into the Credit Agreement for U.S.$1.35 billion with nine of the main lending banks from its 2012 Facilities Agreement. On November 3, 2014, five additional banks joined the Credit Agreement as lenders with aggregate commitments of U.S.$515 million, increasing the total amount of the Credit Agreement from U.S.$1.35 billion to U.S.$1.87 billion (increasing the revolving tranche of the Credit Agreement proportionally to U.S.$746 million).

On July 30, 2015, CEMEX, S.A.B. de C.V. repaid in full the total amount outstanding of approximately U.S.$1.94 billion under the 2012 Facilities Agreement with new funds from 21 financial institutions, which joined the Credit Agreement under new tranches. As a result, as of December 31, 2015, total commitments under the Credit Agreement included (i) approximately €621 million (approximately U.S.$675 million or approximately Ps11,624 million) and (ii) approximately U.S.$3,149 million (Ps54,257 million), out of which about U.S.$735 million (Ps12,664 million) were in a revolving credit facility. The Credit Agreement currently has an amortization profile, considering all commitments, of 10% in 2017; 25% in 2018; 25% in 2019; and 40% in 2020. As a result of this refinancing, we have no significant debt maturities until September 2017, when approximately U.S.$373 million (Ps6,427 million) corresponding to the first amortization under the Credit Agreement become due. See note 16B to our 2015 audited consolidated financial statements included elsewhere in this annual report.

In February 2016, CEMEX, S.A.B. de C.V. and certain of its subsidiaries launched a consent request to lenders under the Credit Agreement, pursuant to which lenders were requested to consent to the 2016 Credit Agreement Amendments. On March 7, 2016, CEMEX, S.A.B. de C.V. and certain of its subsidiaries obtained the requisite consents from lenders under the Credit Agreement to make the 2016 Credit Agreement Amendments. The 2016 Credit Agreement Amendments became effective when certain customary conditions precedent were fulfilled on March 17, 2016.

From June 2009 through December 31, 2015, we reduced total debt plus Perpetual Debentures by approximately U.S.$6.9 billion.

Asset Divestitures, Asset Swaps or Mergers

We have continued a process to divest assets in order to reduce our debt and streamline operations, taking into account our cash liquidity needs and prevailing economic conditions and their impact on the value of the asset or business unit being divested. For the year ended December 31, 2015, we made divestitures of approximately U.S.$670 million (which included fixed assets of approximately U.S.$194 million). See note 4A to our 2015 audited consolidated financial statements included elsewhere in this annual report. We currently expect to sell from U.S.$1 billion up to U.S.$1.5 billion in assets by the first quarter of 2018, which may include the sale of minority stakes in certain of our operations, swap certain assets to streamline our operations, or enter into mergers, if we deem it necessary.

Global Cost-Reduction and Pricing Initiatives

In response to decreased demand in most of our markets as a result of the global economic recession, in 2008 we identified and began implementing global cost-reduction initiatives intended to reduce our annual cost structure to a level consistent with the decline in demand for our products. Such global cost-reduction initiatives encompass different undertakings, including headcount reductions, capacity closures across the cement value chain and a general reduction in global administrative, selling and distribution expenses. During the past years, CEMEX has launched a company-wide program aimed at enhancing competitiveness, providing a more agile and flexible organizational structure and supporting an increased focus on the company’s markets and customers. For the year ended December 31, 2015, we reached our target that had been set out for the 2015 year of approximately U.S.$150 million in annualized cost savings through the implementation of our cost reduction program, which contemplated an improvement in underperforming operations, a reduction in selling, general and administrative costs and the optimization of the company’s organizational structure. As part of our 2016 initiatives, we expect cost and expense reductions of U.S.$150 million by the end of the 2016 year.

In connection with the implementation of our cost-reduction initiatives, and as part of our ongoing efforts to eliminate redundancies at all levels and streamline corporate structures to increase our efficiency and reduce administrative, selling and distribution expenses, as well as our divestitures, we have reduced our global headcount by approximately 24%, from 56,791 employees as of December 31, 2008 (excluding personnel from our operations in Australia sold in 2009 and our operations in Venezuela, which were expropriated in 2008) to 43,117 employees as of December 31, 2015.

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

Furthermore, during 2015, we achieved energy cost-savings by actively managing our energy contracting and sourcing, and by increasing our use of alternative fuels. We believe that these cost-saving measures better position us to quickly adapt to potential increases in demand and thereby benefit from the operating leverage we have built into our cost structure.

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

Optimizing Capital Expenditures

In light of weak demand for our products throughout a considerable part of our markets, we reduced capital expenditures related to maintenance and expansion of our operations to approximately U.S.$468 million during 2011 and approximately U.S.$555 million during 2010 (in each case excluding acquisitions and capital leases). These reductions in capital expenditures were in response to weak demand for our products that were implemented to maximize our free cash flow generation available for debt service and debt reduction, consistent with our ongoing efforts to strengthen our capital structure, improve our conversion of Operating EBITDA to free cash flow and regain our financial flexibility. During 2014 and 2015, as a result of a higher demand for our products in certain markets in which we operate, we increased capital expenditures related to maintenance and expansion of our operations to approximately U.S.$689 million and U.S.$764 million, respectively, from approximately U.S.$609 million in 2013. Pursuant to the Credit Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$1 billion (excluding certain capital expenditures, joint venture investments and acquisitions by each of CEMEX Latam and CHP and their respective subsidiaries), which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of U.S.$500 million (or its equivalent) for each of CEMEX Latam and its subsidiaries and CHP and its subsidiaries, in each case, the amounts of which allowed for permitted acquisitions and investments in joint ventures cannot exceed U.S.$400 million per year. We believe that these restrictions on capital expenditures do not diminish our world-class operating and quality standards and we may opportunistically increase capital expenditures in some of the markets in which we operate, if necessary, to take advantage of improved market conditions.

Customer Centricity. We expect to maintain and grow our market positions in cement, ready-mix concrete and aggregates as well as vertical integration of these businesses, by being one of the most customer-centric competitors in the construction materials industry.

Global CEMEX. We plan to promote globally what we do well in our local operations by replicating locally best practices from our other global operations.

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

As of December 31, 2015, we did not depend on any of our existing customers to conduct our business and the loss of any of our existing customers individually would not have a material adverse effect on our financial condition or results of operations. For the period ended December 31, 2015, none of our customers represented more than 10% of our consolidated net sales.

Our Corporate Structure

CEMEX, S.A.B. de C.V. is an operating and also a holding company, and in general CEMEX operates its business through subsidiaries that, in turn, hold interests in CEMEX’s cement and ready-mix concrete operating companies, as well as other businesses. The following chart summarizes CEMEX’s corporate structure as of December 31, 2015. The chart also shows, for each company, CEMEX’s approximate direct or indirect percentage equity ownership or economic interest. The chart has been simplified to show only some of CEMEX’s major holding companies and/or operating companies in the main countries in which CEMEX operates, and/or relevant companies in which we hold a significant interest, and does not include all of CEMEX’s intermediary holding companies and all CEMEX’s operating subsidiaries.

Our Corporate Structure as of December 31, 2015

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
CEMEX SIA (Latvia) 100%
CEMEX Czech Republic, s.r.o. (Czech Rep.) 100%
Readymix Argentina, S.A. (Argentina) 100%
AB Akmenes cementas (Lithuania) 38% (14)
CEMEX Jamaica (Jamaica) 100%
CEMEX AS (Norway) 100% (8)
CEMEX UK Operations Limited (United Kingdom) 100%
CEMEX Hrvatska d.d. (Croatia) 100% (13)
Cemex Holdings (Malaysia) Sdn Bhd (Malaysia) 100%
Assiut Cement Company (Egypt) 95.8%
CEMEX de Puerto Rico, Inc. (Puerto Rico) 100%
CEMEX Dominicana, S.A. (Dominican Republic) 100%
CEMEX España Operaciones, S.L.U. (Spain) 100%
CEMEX Asia Holdings, Ltd. (Singapore) 100%
Solid Cement Corp. (Philippines) 100% (9) (21)
APO Cement Corporation (Philippines) 100% (21)
CEMEX (Thailand) Co. Ltd. (Thailand) 100% (10) (22)
CEMEX Corp. (United States) 100%
CEMEX, Inc. (United States) 100%
CEMEX Materials LLC. (United States) 100%
CEMEX Latam Holdings, S.A. (Spain) 73.31% (15)
Cimento Vencemos Do Amazonas, Ltda. (Brazil) 100%
Cemento Bayano, S.A. (Panama) 99.5% (20)
GUATEMALA (Guatemala) 100% (16)
CEMEX El Salvador, S.A. (El Salvador) 100%
CEMEX Colombia, S.A. (Colombia) 99.7% (19)
CEMEX (Costa Rica), S.A. (Costa Rica) 99.1%
CEMEX Nicaragua, S.A. (Nicaragua) 100% (12)

(1)	Includes an approximately 99.87% interest pledged or transferred to a security trust as collateral for the benefit of certain secured creditors of CEMEX as part of the Collateral.
(2)	Includes an approximately 99.99 % interest pledged as part of the Collateral. On December 1, 2013, Mexcement Holdings, S.A. de C.V. and Corporación Gouda, S.A. de C.V. were merged into and absorbed by Centro Distribuidor de Cemento, S.A. de C.V. On December 3, 2013, Centro Distribuidor de Cemento, S.A. de C.V. changed its legal name to Cemex Operaciones México.
(3)	Includes an approximately 100% interest pledged as part of the Collateral.
(4)	Includes Cemex Operaciones México’s 59.64% interest and CTH’s 40.36% interest. CEMEX, S.A.B. de C.V. indirectly holds 100% of Cemex Operaciones México and CTH.
(5)	Includes New Sunward’s and CEMEX, S.A.B. de C.V.’s interests, as well as shares held in CEMEX España’s treasury.
(6)	Includes an approximately 99.63% interest pledged as part of the Collateral.

(7)	Includes CEMEX España’s 69.39% interest and CEMEX France Gestion (S.A.S.)’s (“CEMEX France”) 30.61% interest.
(8)	On March 15, 2011, EMBRA AS changed its legal name to CEMEX AS. CEMEX AS is an operating company and also the holding company for our operations in Finland, Norway and Sweden.
(9)	Includes CEMEX Asia Holdings Ltd.’s (“Cemex Asia Holdings”) 70% indirect economic interest and 30% indirect equity ownership by CEMEX España.
(10)	Represents CEMEX Asia Holdings’s indirect economic interest.
(11)	Represents our economic interest in three companies incorporated in the UAE, CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC. We own a 49% equity interest in each of these companies, and we hold the remaining 51% of the economic benefits through agreements with other shareholders.
(12)	Includes CEMEX (Costa Rica), S.A.’s (“CEMEX Costa Rica”) 98% interest and CEMEX Latam’s 2% indirect interest.
(13)	On December 4, 2009, Dalmacijacement d.d. changed its legal name to Cemex Hrvatska d.d. (“CEMEX Croatia”). Divestment of this company is expected to be completed during the first half of 2016.
(14)	Represents our 37.84% and 11.76% interest in ordinary and preferred shares, respectively.
(15)	Represents outstanding shares of CEMEX Latam’s capital stock and excludes treasury stock.
(16)	Represents CEMEX Latam’s direct and indirect economic interest in five companies incorporated in Guatemala, CEMEX Guatemala, Global Concrete, S.A., Gestión Integral de Proyectos, S.A., Equipos para uso de Guatemala, S.A., and Cementos de Centroamérica, S.A.
(17)	Includes CEMEX France’s 94.75% interest and CEMEX UK’s 5.25% interest.
(18)	CxNetworks N.V. is the holding company of the global business and IT consulting entities, including Neoris N.V.
(19)	Represents our 99.75% and 98.94% interest in ordinary and preferred shares, respectively.
(20)	Represents our 99.483% interest in ordinary shares, and excludes: (i) a 0.515% interest held in Cemento Bayano, S.A.’s (“Cemento Bayano”) treasury, and (ii) a 0.002% interest held by third parties.
(21)	Effective as of January 1, 2016, these companies are indirect wholly-owned subsidiaries of CEMEX España and not CEMEX Asia Holdings.
(22)	We have entered into an agreement to divest our operations in Thailand. We expect the transaction to close during the second quarter of 2016.

Mexico

Overview. For the year ended December 31, 2015, our operations in Mexico represented approximately 20% of our net sales in Mexican Peso terms before eliminations resulting from consolidation. As of December 31, 2015, our business in Mexico represented approximately 30% of our total installed cement capacity and approximately 14% of our total assets.

As of December 31, 2015, CEMEX México, a direct subsidiary of CEMEX, S.A.B. de C.V., was both a holding company for some of our operating companies in Mexico and an operating company involved in the manufacturing and distribution of cement, aggregates, steel, ground stone and other construction materials and cement by-products in Mexico. CEMEX México, indirectly, is also the holding company for substantially all our international operations. CEMEX México, together with its subsidiaries, accounts for a substantial part of the revenues and operating income of our operations in Mexico.

Our Tepeaca cement plant in Puebla, Mexico currently has a production capacity of approximately 3.2 million tons of cement per year. In December 2014, we announced the restart of the Tepeaca cement plant expansion, consisting in the construction of a new kiln, so that its total production capacity reaches approximately 7.6 million tons of cement per year by 2018. We anticipate spending a total of approximately U.S.$642 million on the construction of this new kiln, which includes capital expenditures of approximately U.S.$442 million incurred through the end of 2015. The additional investment will be approximately U.S.$200 million.

In 2001, we launched the Construrama program, a registered brand name for construction material stores. Through the Construrama program, we offer to an exclusive group of our Mexican distributors the opportunity to sell a variety of products under the Construrama brand name, a concept that includes the standardization of stores, image, marketing, products and services. As of December 31, 2015, approximately 701 independent concessionaries with more than 1,562 stores were integrated into the Construrama program, with nationwide coverage.

Industry. For the full year 2015, the National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía) (“INEGI”) indicated that total construction investment in Mexico increased by approximately 1% (constant prices, non- seasonally adjusted). The positive performance has been attributed mainly to increases in the residential and private sectors, which offset the decline observed in the public sector.

Cement in Mexico is sold principally through distributors, with the remaining balance sold through ready-mix concrete producers, manufacturers of pre-cast concrete products and construction contractors. Cement sold through distributors is mixed with aggregates and water by the end user at the construction site to form concrete. Ready-mix concrete producers mix the ingredients in plants and deliver it to local construction sites in mixer trucks, which pour the concrete. Unlike more developed economies, where purchases of cement are concentrated in the commercial and industrial sectors, retail sales of cement through distributors in 2015 accounted for approximately 60% of Mexico’s demand (bagged presentation). Individuals who purchase bags of cement for self-construction and other basic construction needs are a significant component of the retail sector. We believe that this large retail sales base is a factor that significantly contributes to the overall performance of the Mexican cement market.

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

Competition. In the early 1970s, the cement industry in Mexico was regionally fragmented. However, for over more than the past 40 years, cement producers in Mexico have increased their production capacity and the Mexican cement industry has consolidated into a national market, thus becoming increasingly competitive. The major cement producers in Mexico are CEMEX; LafargeHolcim; Sociedad Cooperativa Cruz Azul, a Mexican operator; Cementos Moctezuma, an associate of Ciments Molins; and Grupo Cementos de Chihuahua, S.A.B. de C.V. (“Cementos Chihuahua”), a Mexican operator, whose holding company is 49% owned by us. During 2013, a new cement producer, Elementia (Cementos Fortaleza), entered the market and in 2014 merged with Lafarge within the Mexican market. The major ready-mix concrete producers in Mexico are CEMEX, Holcim Apasco, Sociedad Cooperativa Cruz Azul and Cementos Moctezuma.

Potential entrants into the Mexican cement market face various impediments to entry, including, among other things, the time-consuming and expensive process of establishing a retail distribution network and developing the brand identification necessary to succeed in the retail market; the lack of port infrastructure and the high inland transportation costs resulting from the low value-to-weight ratio of cement; the distance from ports to major consumption centers and the presence of significant natural barriers, such as mountain ranges, which border Mexico’s east and west coasts; the strong brand recognition and the wide variety of special products with enhanced properties; the extensive capital expenditure requirements; and the length of time required for construction of new plants, which is approximately two years.

Our Operating Network in Mexico

During 2015, we operated 13 out of our total of 15 cement plants (two were temporarily shut down given market conditions) and 85 cement distribution centers (including seven marine terminals) located throughout Mexico.

We operate modern cement plants on the Gulf of Mexico and Pacific coasts, allowing us to take advantage of low transportation costs to export to the United States, the Caribbean, and Central and South America.

Products and Distribution Channels

Cement. For the year ended December 31, 2015, our cement operations represented approximately 54% of net sales for our operations in Mexico before eliminations resulting from consolidation in Mexican Peso terms and our domestic cement sales volume represented approximately 97% of our total cement sales volume in Mexico. As a result of the retail nature of the Mexican market, our operations in Mexico are not dependent on a limited number of large customers. The total volume (bagged) of the five most important distributors accounted for approximately 10% of our total cement sales by volume in Mexico in 2015 (excluding our in-house channels).

Ready-Mix Concrete. For the year ended December 31, 2015, our ready-mix concrete operations represented approximately 23% of net sales for our operations in Mexico before eliminations resulting from consolidation in Mexican Peso terms. Our ready-mix concrete operations in Mexico purchase all their cement requirements from our cement operations in Mexico. Ready-mix concrete is sold through our own internal sales force and facilities network.

Aggregates. For the year ended December 31, 2015, our aggregates operations represented approximately 5% of net sales for our operations in Mexico before eliminations resulting from consolidation in Mexican Peso terms.

Exports. Our operations in Mexico export a portion of their cement production, mainly in the form of cement and to a lesser extent in the form of clinker. Exports of cement and clinker by our operations in Mexico represented approximately 3% of our total cement sales volume in Mexico for 2015. In 2015, approximately 38% of our cement and clinker exports from Mexico were to the United States, 34% to Central America and the Caribbean and 28% to South America.

The cement and clinker exports by our operations in Mexico to the United States are marketed through subsidiaries of CEMEX Corp., the holding company of CEMEX, Inc. All transactions between CEMEX and the subsidiaries of CEMEX Corp., which act as our U.S. importers, are conducted on an arm’s-length basis.

Production Costs. Our cement plants in Mexico primarily utilize pet coke and alternative fuels. We have entered into four 20-year agreements with Petróleos Mexicanos (“PEMEX”) pursuant to which PEMEX has agreed to supply us with a total of 1.75 million tons of pet coke per year, including Termoeléctrica del Golfo’s (“TEG”) coke consumption, through 2024. Pet coke is petroleum coke, a solid or fixed carbon substance that remains after the distillation of hydrocarbons in petroleum and that may be used as fuel in the production of cement. The PEMEX pet coke contracts have reduced the volatility of our fuel costs. In addition, in 1992, our operations in Mexico began using alternative fuels to further reduce the consumption of residual fuel oil and natural gas. These alternative fuels represented approximately 17% of the total fuel consumption for our operations in Mexico in 2015. For additional information, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Commercial Commitments.”

In 1999, we entered into an agreement with an international partnership, which financed, built and operated TEG, a 230 megawatt energy plant in Tamuín, San Luis Potosí, Mexico. We entered into this agreement in order to reduce the volatility of our energy costs. The total cost of the project was approximately U.S.$360 million. The power plant commenced commercial operations in April 2004. In 2007, the original operator was replaced and the contract was extended to 2027. For additional information, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Commercial Commitments.”

In 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” CEMEX and the Spanish company ACCIONA, S.A. (“ACCIONA”), formed an alliance to develop a wind farm project for the generation of 250 megawatts in the Mexican state of Oaxaca. CEMEX acted as promoter of the project, which was named EURUS. ACCIONA provided the required financing, constructed the facility and currently operates the wind farm. The installation of 167 wind turbines in the farm was finished on November 15, 2009. For additional information, see “Item 5— Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Commercial Commitments.”

On February 19, 2015, CEMEX announced the creation of CEMEX Energía, an energy division seeking to develop a portfolio of power projects in Mexico.

We have, from time to time, purchased hedges from third parties to reduce the effect of volatility in energy prices in Mexico. See “Item 5— Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Commercial Commitments.”

Description of Properties, Plants and Equipment. As of December 31, 2015, we had 15 wholly-owned cement plants located throughout Mexico, with a total potential capacity of 28.3 million tons per year, of which two were temporarily shut down given market conditions. We have exclusive access to limestone quarries and clay reserves near each of our plant sites in Mexico. We estimate that, as of December 31, 2015, the limestone and clay permitted proven and probable reserves of our operations in Mexico had an average remaining life of approximately 140 and 84 years, respectively, assuming 2011-2015 average annual cement production levels. As of December 31, 2015, all our production plants in Mexico utilized the dry process.

As of December 31, 2015, we had a network of 78 land distribution centers in Mexico, which are supplied through a fleet of our own trucks and rail cars, as well as leased trucks and rail facilities, and operated seven marine terminals. In addition, we had 276 (53 are idle due to market conditions) ready-mix concrete plants throughout 77 cities in Mexico, more than 2,241 ready-mix concrete delivery trucks and 17 aggregates quarries.

As part of our global cost-reduction initiatives we have made temporary capacity adjustments and rationalizations in four of our cement plants in Mexico.

Capital Expenditures. We made capital expenditures of approximately U.S.$86 million in 2013, U.S.$79 million in 2014 and U.S.$68 million in 2015 in our operations in Mexico. We currently expect to make capital expenditures of approximately U.S.$73 million in our operations in Mexico during 2016.

United States

Overview. For the year ended December 31, 2015, our operations in the United States represented approximately 26% of our net sales in Mexican Peso terms before eliminations resulting from consolidation. As of December 31, 2015, our business in the United States represented approximately 18% of our total installed cement capacity and approximately 48% of our total assets. As of December 31, 2015, CEMEX, Inc. was the main holding company of our operating subsidiaries in the United States.

As of December 31, 2015, we had a cement manufacturing capacity of approximately 17.1 million tons per year in our operations in the United States, including 1.2 million tons in proportional interests through non-controlling holdings. As of December 31, 2015, we operated a geographically diverse base of 13 cement plants located in Alabama, California, Colorado, Florida, Georgia, Kentucky, Louisiana, Ohio, Pennsylvania, Tennessee and Texas. As of that date, we also operated 46 rail, truck or water served active cement distribution terminals in the United States. As of December 31, 2015, we had 356 ready-mix concrete plants located in the Alabama, Arizona, California, Florida, Georgia, Louisiana, New Mexico, Nevada, Oregon, Tennessee, Texas and Washington and aggregates facilities in Arizona, California, Florida, Georgia, New Mexico, Nevada, Oregon, Texas and Washington.

In May 2013 we announced plans to expand the production capacity at our Odessa, Texas cement plant by 345,000 tons to nearly 900,000 tons per year. We are still in the permitting phase of the project, and will proceed with construction once all of the necessary permits have been received and market conditions have been met.

On September 23, 2013, we and Concrete Supply Company, a leading producer of ready-mix concrete throughout the Carolinas, entered into a joint venture agreement and formed a joint venture company named Concrete Supply Co., LLC , which is majority owned by Concrete Supply Holdings Co, who acts as the managing member. This joint venture is a leading concrete supplier in North and South Carolina with strong local management.

In February 2015 we completed an asset swap with Vulcan Materials Company, under which CEMEX exchanged its asphalt plants in Arizona and Sacramento for 12 ready-mix concrete plants in California. Under the agreement, CEMEX will continue supplying aggregates to the exchanged asphalt plants. Also, CEMEX will be able to capture incremental cement sales to the acquired ready-mix concrete plants. Given the operations and strategic focus in these markets, we expect each party should earn a higher return on the exchanged assets and continue serving its customers efficiently. This swap was a cash-free transaction.

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

The construction industry is continuing to recover from the recession experienced during 2008 and 2009, which was the worst downturn in over 70 years. The construction industry was hit particularly hard during this recession due to the collapse of the housing sector. Housing starts fell 73% from a peak of 2.1 million units in 2005 to only 554,000 units in 2009. The decline in housing and other construction activity resulted in a 45% decline in cement demand from 2005 to 2010. The economic recovery has proceeded at a relatively moderate pace, with real gross domestic product growth of 2.2% in 2012, 1.5% in 2013, 2.4% in 2014 and an estimated 2.5% in 2015. With the economy growing again, the construction sector stabilized in 2010 and joined the economy-wide recovery in 2011. The excess vacant inventory in the housing sector has largely been absorbed and inventories have declined to below normal levels in most markets, which together have supported a cumulative increase in housing prices over the last three years of about 25%. Housing starts have increased approximately 81% from 554,000 units in 2009 to one million units 2014. Housing starts in 2015 increased 11% to 1.1 million units which remains well below the historical steady state level which we estimate at 1.6 million units. The industrial and commercial sector has also been growing with nominal spending up 51% from 2010 to 2014. Industrial & commercial nominal spending accelerated in 2015, increasing approximately 26%. The public sector, which has lagged the other construction sectors in this recovery, turned positive in 2014 with spending up approximately 3% as fiscal conditions for most states returned to a relatively balanced position. Public nominal spending for 2015 continued at a slow pace of about 2%. Cement demand has been increasing annually since 2010 with cement demand up an estimated 4% in 2015 after a cumulative increase of 26 % from 2010 to 2014. The Portland Cement Association is forecasting a 5% increase in cement demand for 2016.

Competition. The cement industry in the United States is highly competitive, including national and regional cement producers in the United States. Our principal competitors in the United States are LafargeHolcim, Buzzi-Unicem, Heidelberg and Ash Grove Cement.

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

Aggregates are widely used throughout the United States for all types of construction because they are the most basic materials for building activity. The U.S. Geological Survey (“USGS”) estimates over 2.2 billion tons of aggregates were produced in 2015, an increase of about 7% over 2014. Crushed stone accounted for 58% of aggregates consumed, sand & gravel 42%, and slag 1%. These products are produced in all 50 states and have a value of U.S.$24.1 billion. The U.S. aggregates industry is highly fragmented and geographically dispersed. The top ten producing states represent approximately 50% of all production. According to the USGS, during 2015, an estimated 4,100 companies operated approximately 6,600 sand and gravel sites and 1,500 companies operated 4,000 crushed stone quarries and 91 underground mines in the 50 U.S. states.

Our Operating Network in the United States

The maps below reflect the location of our operating assets, including our cement plants and cement terminals in the United States as of December 31, 2015.

Products and Distribution Channels

Cement. For the year ended December 31, 2015, our cement operations represented approximately 29% of our operations in the United States’ net sales before eliminations resulting from consolidation in Mexican Peso terms. We deliver a substantial portion of cement by rail, which occasionally those go directly to customers. Otherwise, shipments go to distribution terminals where customers pick up the product by truck or we deliver the product by truck. The majority of our cement sales are made directly to users of gray portland and masonry cements, generally within a radius of approximately 200 miles of each plant.

Ready-Mix Concrete. For the year ended December 31, 2015, our ready-mix concrete operations represented approximately 38% of our operations in the United States’ net sales before eliminations resulting from consolidation in Mexican Peso terms. Our ready-mix concrete operations in the United States purchase most of their cement aggregates requirements from our cement operations in the United States. Our ready-mix concrete products are mainly sold to residential, commercial and public contractors and to building companies.

Aggregates. For the year ended December 31, 2015, our aggregates operations represented approximately 16% of our operations in the United States’ net sales before eliminations resulting from consolidation in Mexican Peso terms. We estimate that, as of December 31, 2015, the crushed stone quarries and sand/gravel pits permitted proven and probable reserves of our operations in the United States had an average remaining life of approximately 34 years, assuming 2011-2015 average annual aggregates production levels. Our aggregates are consumed mainly by our internal operations and by our trade customers in the ready-mix, concrete products and asphalt industries.

Production Costs. The largest cost components of our plants are electricity and fuel, which accounted for approximately 28% of our total production costs of our cement operations in the United States in 2015. We are currently implementing a program to gradually replace coal with more economic fuels, such as pet coke, tires and other alternative fuels, which has resulted in reduced energy costs. By retrofitting our cement plants to handle alternative energy fuels, we have gained more flexibility in supplying our energy needs and have become less vulnerable to potential price spikes. In 2015, the increased use of alternative fuels helped to offset the effect on our fuel costs of increasing coal prices. Power costs in 2015 represented approximately 12% of our cash manufacturing cost of our cement operations in the United States, which represents production cost before depreciation. We have improved the efficiency of our electricity usage of our cement operations in the United States, concentrating our manufacturing activities in off-peak hours and negotiating lower rates with electricity suppliers.

Description of Properties, Plants and Equipment. As of December 31, 2015, we operated 13 cement manufacturing plants in the United States, and had a total installed capacity of 17.1 million tons per year, including 1.2 million tons representing our proportional interests through associates in five other cement plants. We estimate that, as of December 31, 2015, the limestone permitted proven and probable reserves of our operations in the United States had an average remaining life of approximately 61 years, assuming 2011-2015 average annual cement production levels. As of that date, we operated a distribution network of 46 cement terminals. All of our 13 cement production facilities in 2015 were wholly-owned except for the Louisville, Kentucky plant, which is owned by Kosmos Cement Company, a joint venture in which we own a 75% interest and a subsidiary of Dyckerhoff AG owns a 25% interest. As of December 31, 2015, we had 356 wholly-owned ready-mix concrete plants and operated 58 aggregates quarries. As of December 31, 2015, we distributed fly ash through 16 terminals and eight third-party-owned utility plants, which operate both as sources of fly ash and distribution terminals. As of that date, we also owned 82 concrete block, paver, pipe, precast, asphalt and gypsum products distribution facilities.

We have continued to take a number of actions to streamline our operations and improve productivity, including temporary capacity adjustments and rationalizations in some of our cement plants, and shutdowns of ready-mix and block plants and aggregates quarries. We are currently utilizing approximately 81 of our ready-mix plants, 65 of our block manufacturing plants and 75 of our aggregates quarries in the United States.

On January 22, 2010, we announced the permanent closure of our Davenport cement plant located in northern California. The plant had been closed on a temporary basis since March 2009 due to the economic conditions. We have been serving our customers in the region through our extensive network of terminals in northern California, which are located in Redwood City, Richmond, West Sacramento and Sacramento. Since March 2009, our state-of-the-art cement facility in Victorville, California has provided and will continue to provide cement to this market more efficiently than the Davenport plant. Opened in 1906, Davenport was the least efficient of our 14 plants in the United States to operate. We sold a portion of the Davenport real estate in 2011 for U.S.$30 million and another portion in 2012 for U.S.$4.2 million, as well as some equipment in 2014.

Capital Expenditures. We made capital expenditures of approximately U.S.$160 million in 2013, U.S.$202 million in 2014 and U.S.$216 million in 2015 in our operations in the United States. We currently expect to make capital expenditures of approximately U.S.$209 million in our operations in the United States during 2016.

Northern Europe

For the year ended December 31, 2015, our business in Northern Europe, which includes our operations in the United Kingdom, Germany, France and our Rest of Northern Europe segment, as described below, represented approximately 20% of our net sales before eliminations resulting from consolidation. As of December 31, 2015, our business in Northern Europe represented approximately 12% of our total installed capacity and approximately 13% of our total assets.

Our Operations in the United Kingdom

Overview. For the year ended December 31, 2015, our operations in the United Kingdom represented approximately 8% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2015, our operations in the United Kingdom represented approximately 6% of our total assets.

As of December 31, 2015, CEMEX Investments Limited was the main holding company of our operating subsidiaries in the United Kingdom. We are a leading provider of building materials in the United Kingdom with vertically integrated cement, ready-mix concrete, aggregates and asphalt operations. We are also an important provider of concrete and precast materials solutions such as concrete blocks, concrete block paving, flooring systems and sleepers for rail infrastructure.

Industry. According to the United Kingdom’s Construction Products Association, in 2015, the gross domestic product of the United Kingdom was estimated to have grown by 2.6% compared to 2.9% growth in 2014. Total construction output is estimated to have increased by 3.6% in 2015, as compared to an 8.1% increase in 2014 over the preceding year. Whilst public housing fell by 5%, the private housing sector is estimated to have grown by 10% in 2015, with the private housing market continuing to be stimulated by the government’s Help to Buy scheme. In the 2015 budget, the government reiterated that in order to reduce the budget deficit, future spending cuts will be focused on current spending rather than capital investment over the long-term. This, along with two years of modest increases in new orders, is forecast to have resulted in public non-housing sector growth of only 0.4% in 2015. The industrial sector grew by 7.2%, continuing to be boosted by investment in new warehouses. In 2015 the commercial sector contracted by 0.1%, with flatter demand in offices and retail, and the infrastructure sector also grew by 13.2% driven by roads, rail and energy. As of the date of this annual report, the official data corresponding to 2015 has not been released by the Mineral Products Association, but we estimate that domestic cement demand expanded by approximately 4.2% in 2015 compared to 2014.

Competition. Our primary competitors in the United Kingdom are Tarmac (a new business now owned by CRH after divestments by Lafarge and Holcim during their merger), Heidelberg, Aggregate Industries (a subsidiary of LafargeHolcim) and Hope Construction Materials, owned by Mittal Investments and formed two years ago from enforced divestments by Lafarge and Tarmac when they created Lafarge Tarmac. Another independent, Breedon Aggregates, announced at the end of 2015 that they will acquire Hope Construction Materials by the middle of 2016. The Lafarge Tarmac business was divested to CRH (except for two cement plants to be retained by LafargeHolcim). In addition more than 1.5 million tons of cement were imported to the UK by various players including CRH, LafargeHolcim, and other independents, with material increasingly arriving from over-capacity markets including Ireland, Spain and Greece.

Our Operating Network in the United Kingdom

Products and Distribution Channels

Cement. For the year ended December 31, 2015, our cement operations represented approximately 17% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation in Mexican Peso terms. About 82% of our United Kingdom cement sales were of bulk cement, with the remaining 18% in bags. Our bulk cement is mainly sold to ready-mix concrete, concrete block and pre-cast product customers and contractors. Our bagged cement is primarily sold to national builders’ merchants.

Ready-Mix Concrete. For the year ended December 31, 2015, our ready-mix concrete operations represented approximately 28% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation in Mexican Peso terms. Special products, including self-compacting concrete, fiber-reinforced concrete, high strength concrete, flooring concrete and filling concrete, represented 25% of our 2015 United Kingdom sales volume. In 2015, our ready-mix concrete operations in the United Kingdom purchased approximately 86% of its cement requirements from our cement operations in the United Kingdom and approximately 84% of its aggregates requirements from our aggregates operations in the United Kingdom. Our ready-mix concrete products are mainly sold to public, commercial and residential contractors.

Aggregates. For the year ended December 2015, our aggregates operations represented approximately 27% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation in Mexican Peso terms. In 2015, our United Kingdom aggregates sales were divided as follows: 46% were sand and gravel, 46% limestone and 8% hard stone. In 2015, 16% of our aggregates volumes were obtained from marine sources along the United Kingdom coast. In 2015, approximately 40% of our United Kingdom aggregates production was consumed by our own ready-mix concrete operations as well as our asphalt, concrete block and precast operations. We also sell aggregates to major contractors to build roads and other infrastructure projects.

Production Costs

Cement. In 2015, fixed production costs increased by 5% driven by increases in services, particularly at our Ferriby plant, where full operation recommenced during 2015, following flood damage. Variable costs increased by 8%, primarily as a result of higher electricity and fuel costs, partially offset by lower imported clinker costs. We continued to implement our cost reduction programs through our use of alternative fuels. In March 2015, our partner Suez opened its Malpass factory, adjacent to our Rugby plant, to supply us with Refuse Derived Fuels.

Ready-Mix Concrete. In 2015, fixed production costs increased by 4%, as compared to fixed production costs in 2014, due to increases in selling, general and administrative expenses, site costs and additional lease costs.

Aggregates. In 2015, fixed production costs increased by 11%, as compared to 2014 fixed production costs.

Description of Properties, Plants and Equipment. As of December 31, 2015, we operated two cement plants, and one clinker grinding facility in the United Kingdom. Assets in operation at year-end 2015 represent an installed cement capacity of 2.4 million tons per year. We estimate that, as of December 31, 2015, the limestone and clay permitted proven and probable reserves of our operations in the United Kingdom had an average remaining life of approximately 83 and 60 years, respectively, assuming 2011-2015 average annual cement production levels. As of December 31, 2015, we also owned two cement import terminals and operated 194 ready-mix concrete plants and 56 aggregates quarries in the United Kingdom, in addition, we had operating units dedicated to the asphalt, concrete blocks, concrete block paving, sleepers and flooring businesses in the United Kingdom.

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

Capital Expenditures. We made capital expenditures of approximately U.S.$44 million in 2013, U.S.$45 million in 2014 and U.S.$57 million in 2015 in our operations in the United Kingdom. We currently expect to make capital expenditures of approximately U.S.$28 million in our operations in the United Kingdom during 2016.

Our Operations in Germany

Overview. For the year ended December 31, 2015, our operations in Germany represented approximately 3% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2015, our operations in Germany represented approximately 1% of our total assets. As of December 31, 2015, CEMEX Deutschland AG was our main subsidiary in Germany. We are a leading provider of building materials in Germany, with vertically integrated cement, ready-mix concrete and aggregates.

On January 5, 2015, we closed a series of transactions with Holcim, pursuant to which, we sold to Holcim assets in the western region of Germany consisting of one cement plant, two cement grinding mills, one slag granulator, 22 aggregates quarries and 79 ready-mix plants, while we maintained our operations in the north, east and south of Germany.

Industry. According to The CESifo Group, total construction output in Germany increased by 0.7% in 2015, compared to 2014. The main driver of such increase was new construction in the residential sector, which increased by 2.6% during 2015. According to the German Cement Association, in 2015, the national cement consumption in Germany decreased by 2% to 26.7 million tons, while the ready-mix concrete market and the aggregates market each decreased between 1% and 2%.

Competition. Our primary competitors in the cement market in Germany are Heidelberg, Dyckerhoff (a subsidiary of Buzzi-Unicem), LafargeHolcim and Schwenk, a local German competitor. These competitors, along with CEMEX, represent a market share of about 80%, as estimated by us for 2015. The ready-mix concrete and aggregates markets in Germany are fragmented and regionally heterogeneous, with many local competitors. The consolidation process in the ready-mix concrete and aggregates markets is moderate.

Our Operating Network in Germany

Description of Properties, Plants and Equipment. As of December 31, 2015, we operated one cement plant in Germany and our installed cement capacity was 2.4 million tons per year. We estimate that, as of December 31, 2015, the limestone permitted proven and probable reserves of our operations in Germany had an average remaining life up to 40 years, assuming 2011-2015 average annual cement production levels. As of that date, our operations in Germany included one cement grinding mill, 82 ready-mix concrete plants, 24 aggregates quarries, two land distribution centers for cement and two maritime terminals.

Capital Expenditures. We made capital expenditures of approximately U.S.$37 million in 2013, U.S.$29 million in 2014 and U.S.$22 million in 2015 in our operations in Germany. We currently expect to make capital expenditures of approximately U.S.$19 million in our operations in Germany during 2016.

Our Operations in France

Overview. As of December 31, 2015, CEMEX France was our main subsidiary in France. We are a leading ready-mix concrete producer and a leading aggregates producer in France. We distribute the majority of our materials by road and a significant quantity by waterways, seeking to maximize the use of this efficient and sustainable alternative. For the year ended December 31, 2015, our operations in France represented approximately 5% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2015, our operations in France represented approximately 3% of our total assets.

Industry. According to the French Building Association, housing starts in the residential sector increased by 0.3% in 2015 compared to 2014. Non-residential buildings starts in 2015 compared to 2014 decreased by 8.4% and demand from the public works sector decreased by approximately 6.6% over the same period.

According to the French Cement Producers Association, total cement consumption in France in 2015 reached approximately 17.2 million tons, a 5.5% decrease compared to 2014.

Competition. Our main competitors in the ready-mix concrete market in France include LafargeHolcim, Italcementi and Vicat. Our main competitors in the aggregates market in France include Lafarge, Italcementi, Colas (Bouygues) and Eurovia (Vinci). Many of our major competitors in ready-mix concrete are subsidiaries of French cement producers, whereas we rely on sourcing cement from third parties.

Our Operating Network in France

Description of Properties, Plants and Equipment. As of December 31, 2015, we operated 242 ready-mix concrete plants in France, one maritime cement terminal located in Le Havre, on the northern coast of France, 21 land distribution centers, 43 quarries and ten river ports.

Capital Expenditures. We made capital expenditures of approximately U.S.$28 million in 2013, U.S.$27 million in 2014 and U.S.$32 million in 2015 in our operations in France. We currently expect to make capital expenditures of approximately U.S.$21 million in our operations in France during 2016.

Rest of Northern Europe

As of December 31, 2015, our operations in the Rest of Northern Europe segment consisted primarily of our operations in the Czech Republic, Poland and Latvia, as well as trading activities in Scandinavia and Finland, our other Northern European assets and our approximately 37.8% non-controlling interest in a Lithuanian company. These operations represented approximately 4% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation, for the year ended December 31, 2015, and approximately 3% of our total assets as of December 31, 2015.

Our Operations in Poland

Overview. As of December 31, 2015, CEMEX Polska Sp. ZO.O. (“CEMEX Polska”) was our main subsidiary in Poland. We are a leading provider of building materials in Poland, serving the cement, ready-mix concrete and aggregates markets. As of December 31, 2015, we operated two cement plants and one grinding mill in Poland, with a total installed cement capacity of 3.0 million tons per year. As of December 31, 2015, we also operated 39 ready-mix concrete plants, nine aggregates quarries and two maritime terminals in Poland.

Industry. According to our estimates, total cement consumption in Poland reached approximately 16.3 million tons in 2015, an increase of 2.3% compared to 2014.

Competition. Our primary competitors in the cement, ready-mix concrete and aggregates markets in Poland are Heidelberg, Lafarge, CRH and Dyckerhoff, Miebach.

Capital Expenditures. We made capital expenditures of approximately U.S.$13 million in 2013, U.S.$13 million in 2014 and U.S.$12 million in 2015 in our operations in Poland. We currently expect to make capital expenditures of approximately U.S.$15 million in our operations in Poland during 2016.

Our Operations in the Czech Republic

Overview. As of December 31, 2015, CEMEX Czech Republic, s.r.o. was our main subsidiary in the Czech Republic. We are a leading producer of ready-mix concrete and aggregates in the Czech Republic. We also distribute cement in the Czech Republic. As of December 31, 2015, we operated 76 ready-mix concrete plants, ten gravel pits and seven aggregates quarries in the Czech Republic. As of that date, we also operated one cement plant, one cement grinding mill and one cement terminal in the Czech Republic.

On January 5, 2015, we closed a series of transactions with Holcim, pursuant to which we acquired all of Holcim’s assets in the Czech Republic, including a cement plant, four aggregates quarries and 17 ready-mix plants.

Industry. According to the Czech Statistical Office, total construction output in the Czech Republic increased by approximately 5.7% in 2015. The increase was primarily driven by increased public investments into infrastructure projects and higher demand for housing driven by a growing economy and relatively inexpensive mortgages which had a positive impact on the construction segment. According to the Czech Cement Association, total cement production in the Czech Republic reached 3.8 million tons in 2015 with year-over-year growth of 1.4%. In 2015, total ready-mix concrete production in the Czech Republic increased by approximately 1.2%.

Competition. Our main competitors in the cement, ready-mix concrete and aggregates markets in the Czech Republic are Heidelberg, Dyckerhoff, Skanska and LafargeHolcim.

Capital Expenditures. We made capital expenditures of approximately U.S.$4 million in 2013, U.S.$5 million in 2014 and U.S.$9 million in 2015 in our operations in the Czech Republic. We currently expect to make capital expenditures of approximately U.S.$6 million in our operations in the Czech Republic during 2016.

Our Operations in Latvia

Overview. As of December 31, 2015, CEMEX SIA was our operating subsidiary in Latvia. We are the only cement producer and a leading ready-mix concrete producer and supplier in Latvia. From our cement plant in Latvia we also supply markets in Estonia, Lithuania, Finland, Sweden, northwest Russia, and Belarus. As of December 31, 2015, we operated one cement plant in Latvia with an installed cement capacity of 1.6 million tons per year. We also operated nine ready-mix concrete plants, one mobile pugmill and four aggregates quarries in Latvia. Three out of four aggregates quarries were added to our portfolio during 2015. In 2015, we made significant progress in the road construction business by supplying roller compacted concrete and cement stabilized base mixtures.

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

Capital Expenditures. In total, we made capital expenditures of approximately U.S.$6 million in 2013, U.S.$1 million in 2014 and U.S.$14 million in 2015 in our operations in Latvia. We currently expect to make capital expenditures of approximately U.S.$12 million in our operations in Latvia during 2016.

Our Equity Investment in Lithuania

Overview. As of December 31, 2015, we owned approximately 37.8% of the ordinary shares of Akmenés Cementas AB, a cement producer in Lithuania, which operates one cement plant in Lithuania with an annual installed cement capacity of 1.8 million tons.

Sale of our Operations in Austria and Hungary

On October 31, 2015, after all conditions precedent were satisfied, we completed the sale of our operations in Austria and Hungary to the Rohrdorfer Group for approximately €165.1 million (U.S.$179 million or Ps3,090 million) after final adjustments for changes in cash and working capital balances as of the transfer date. The operations in Austria and Hungary for the ten-month period ended October 31, 2015 and the years ended December 31, 2013 and 2014 included in CEMEX’s statements of operations were reclassified to the single line item “Discontinued operations,” which includes, in 2015, a gain on sale of approximately U.S.$45 million (Ps741 million). Such gain on sale includes the reclassification to the statement of operations of foreign currency translation effects accrued in equity until October 31, 2015 for an amount of approximately U.S.$13 million (Ps215 million). See note 4A to our audited consolidated financial statements included elsewhere in this annual report.

Our Operations in Other Northern European Countries

Overview. As of December 31, 2015, we operated ten marine cement terminals in Norway and Sweden through CEMEX AS, a leading bulk-cement importer in the Nordic region. As of December 31, 2015, we also operated three marine cement terminals in Finland.

Capital Expenditures. We made capital expenditures of approximately U.S.$0.3 million in 2013, U.S.$0.02 million in 2014 and U.S.$0.3 million in 2015 in our operations in other Northern European countries. We currently do not expect to make any significant capital expenditures in our operations in other Northern European countries during 2016.

The Mediterranean

For the year ended December 31, 2015, our business in the Mediterranean, which includes our operations in the Spain, Egypt and our Rest of the Mediterranean segment, as described below, represented approximately 10% of our net sales before eliminations resulting from consolidation. As of December 31, 2015, our business in the Mediterranean represented approximately 20% of our total installed capacity and approximately 8% of our total assets.

Our Operations in Spain

Overview. As of December 31, 2015, we held 99.88% of CEMEX España (including shares held in treasury), a holding company for most of our international operations. For the year ended December 31, 2015, our operations in Spain represented approximately 3% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2015, our business in Spain represented approximately 4% of our total assets.

On January 5, 2015, we closed a series of transactions with Holcim, pursuant to which we acquired from Holcim the Gador cement plant (with an annual installed cement production capacity of approximately 0.97 million tons, which production capacity was recently reassessed after managing and operating the plant in the first quarter of 2015) and the Yeles cement grinding station (with an annual installed cement production capacity of 0.90 million tons).

In June 2013, we formalized an agreement to sell our cement plant in San Feliú of Llobregat (Barcelona) to Cements Molins, S.A. The transaction was approved by the Spanish Competition Authorities and subsequently formally completed on November 15, 2013.

On October 1, 2012, CEMEX España agreed to spin-off its Spanish industrial operations in favor of CEMEX España Operaciones, S.L.U. (“CEMEX España Operaciones”), a subsidiary in which CEMEX España holds 100% of the share capital.

In December 2012, the merger of CEMEX España Operaciones and Aricemex, S.A. and Hormicemex, S.A. was completed and, as a result, our manufacturing and sales of cement, aggregates, concrete and mortar were consolidated in CEMEX España Operaciones, which became our Spanish operating subsidiary.

Industry. In 2015, the investment in the construction sector in Spain increased by 5.3% compared to 2014, primarily driven by the non-residential construction sector. Investment in the residential construction sector increased by 2.4% in 2015. According to the latest estimates from the Spanish Cement Producers Association (Agrupación de Fabricantes de Cemento de España) (“OFICEMEN”), cement consumption in Spain increased by 5.6% in 2015 compared to 2014.

During the past several years, the level of cement imports into Spain has been influenced by the strength of domestic demand and fluctuations in the value of the Euro against other currencies. According to OFICEMEN, cement imports decreased 18% in 2012 and 18% in 2013, increased 14.5% in 2014 and increased 18.1% in 2015. Clinker imports have been significant, declined 47% in 2011, 75% in 2012, 18% in 2013, 2.5% in 2014 and 50.2% in 2015. Imports primarily have had an impact on coastal zones, since transportation costs make it less profitable to sell imported cement in inland markets.

In the early 1980’s, Spain was one of the leading exporters of cement in the world, exporting up to 13 million tons per year. However, as of December 31, 2015, cement exports amounted approximately 3.9 million tons per year. In recent years, Spanish cement and clinker export volumes have fluctuated, reflecting the rapid changes in demand in the Mediterranean basin as well as the strength of the Euro and changes in the domestic market. According to OFICEMEN, these export volumes increased 2% in 2011, 56% in 2012, 12% in 2013, 12% in 2014, and decreased 4.4% in 2015.

Competition. According to our estimates, as of December 31, 2015, we were one of the five largest multinational producers of clinker and cement in Spain. Competition in the ready-mix concrete industry is intense in large urban areas. The overall high degree of competition in the Spanish ready-mix concrete industry is reflected in the multitude of offerings from a large number of concrete suppliers. We have focused on developing value added products and attempting to differentiate ourselves in the marketplace. The distribution of ready-mix concrete remains a key component of our business strategy in Spain.

Our Operating Network in Spain

Products and Distribution Channels

Cement. For the year ended December 31, 2015, our cement operations represented approximately 81% of net sales for our operations in Spain before eliminations resulting from consolidation in Mexican Peso terms. We offer various types of cement in Spain, targeting specific products to specific markets and users. In 2015, approximately 21% of the domestic sales volume of CEMEX España Operaciones consisted of bagged cement, and the remainder of CEMEX España Operaciones’s domestic sales volume consisted of bulk cement, primarily to ready-mix concrete operators, including sales to our other operations in Spain, as well as industrial customers that use cement in their production processes and construction companies.

Ready-Mix Concrete. For the year ended December 31, 2015, our ready-mix concrete operations represented approximately 11% of net sales for our operations in Spain before eliminations resulting from consolidation in Mexican Peso terms. Our ready-mix concrete operations in Spain in 2015 purchased almost 97.1% of their cement requirements from our cement operations in Spain, and approximately 58.3% of their aggregates requirements from our aggregates operations in Spain.

Aggregates. For the year ended December 31, 2015, our aggregates operations represented approximately 2% of net sales for our operations in Spain before eliminations resulting from consolidation in Mexican Peso terms.

Exports. Exports of cement and clinker by our operations in Spain, which represented approximately 61% of net sales for our operations in Spain before eliminations resulting from consolidation, increased approximately 19% in 2015 compared to 2014, primarily as a result of an increase in export volumes to other countries, in particular, those located in Africa. Export prices are lower than domestic market prices, and costs are usually higher for export sales. Of our total exports from Spain in 2015, 24% consisted of white cement, 24% of gray portland cement and 52% of clinker. In 2015, 19% of our exports from Spain were to the United States and Central and South America, 23% to Europe and the Middle East and 58% to Africa.

Production Costs. We have improved the efficiency of our operations in Spain by introducing technological improvements that have significantly reduced our energy costs, including the use of alternative fuels, in accordance with our cost reduction efforts. In 2015, we used organic waste, tires and plastics as fuel, achieving a 34% substitution rate for pet coke in our gray and white clinker kilns for the year.

Description of Properties, Plants and Equipment. As of December 31, 2015, our operations in Spain included seven cement plants located in Spain, with an annual installed cement capacity of 10.4 million tons, including one million tons of white cement. As of that date, we also owned one cement mill, 21 distribution centers, including 13 land and eight marine terminals, 75 ready-mix concrete plants, 21 aggregates quarries and 13 mortar plants. As of December 31, 2015, we owned nine limestone quarries located in close proximity to our cement plants and four clay quarries in our cement operations in Spain. We estimate that, as of December 31, 2015, the limestone and clay permitted proven and probable reserves of our operations in Spain had an average remaining life of approximately 57 and 34 years, respectively, assuming 2011-2015 average annual cement production levels.

Capital Expenditures. We made capital expenditures of approximately U.S.$10 million in 2013, U.S.$12 million in 2014 and U.S.$17 million in 2015 in our operations in Spain. We currently expect to make capital expenditures of approximately U.S.$14 million in our operations in Spain during 2016.

Our Operations in Egypt

Overview. As of December 31, 2015, ACC was our main subsidiary in Egypt. As of December 31, 2015, we operated one cement plant in Egypt, with an annual installed capacity of approximately 5.4 million tons. This plant is located approximately 280 miles south of Cairo and serves the upper Nile region of Egypt, as well as Cairo and the delta region, Egypt’s main cement market. We estimate that, as of December 31, 2015, the limestone and clay permitted proven and probable reserves of our operations in Egypt had an average remaining life of approximately 52 and 53 years, respectively, assuming 2011-2015 average annual cement production levels. In addition, as of December 31, 2015, we operated 12 ready-mix concrete plants, of which four are owned and eight are under management contracts and 11 land distribution centers in Egypt. For the year ended December 31, 2015, our operations in Egypt represented approximately 3% of our net sales before eliminations resulting from consolidation and approximately 2% of our total assets.

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

Industry. According to the Ministry of Investment official figures, based on government data (local and imported cement), the Egyptian market consumed approximately 53.5 million tons of cement during 2015. Cement consumption increased by approximately 3.5% in 2015 compared to 2014, which was mainly attributed to the relative political and economic stability that bolstered the construction sector and the launch of a number of infrastructure projects. As of December 31, 2015, the cement industry in Egypt had a total of 20 cement producers, with an aggregate annual installed cement production capacity of approximately 75 million tons.

Competition. According to the Ministry of Investment official figures, during 2015, LafargeHolcim (Egyptian Cement Company), CEMEX (Assiut) and Italcementi (Suez Cement, Torah Cement and Helwan Portland Cement) were three of the largest cement producers in the world and represented approximately 38% of the total cement production in Egypt. Other significant competitors in Egypt are Arabian (La Union), Titan (Alexandria Portland Cement and Beni Suef Cement), Ameriyah (Cimpor/Camargo Corrêa), National, Sinai (Vicat), Sinai White cement (Cementir), South Valley, Nile Valley, El Sewedy, Army Cement, Aswan Medcom, Misr Beni Suef, Al Nahda and Misr Quena Cement Companies, Building Materials Industries Co. and ASEC Cement.

Cement and Ready-Mix Concrete. For the year ended December 31, 2015, cement represented approximately 83% and ready-mix concrete represented approximately 14% of net sales for our operations in Egypt before eliminations resulting from consolidation in Mexican Peso terms.

Capital Expenditures. We made capital expenditures of approximately U.S.$24 million in 2013, U.S.$31 million in 2014 and U.S.$47 million in 2015 in our operations in Egypt. We currently expect to make capital expenditures of approximately U.S.$20 million in our operations in Egypt during 2016.

Rest of the Mediterranean

As of December 31, 2015, our operations in the Rest of the Mediterranean segment, which consisted primarily of our operations in the UAE and Israel, represented approximately 4% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2015, our business in the Rest of the Mediterranean segment represented approximately 2% of our total assets.

Sale of our Operations in South-East Europe

On August 12, 2015, we entered into an agreement with Duna-Dráva Cement for the sale of our operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia, for €231 million (approximately U.S.$251 million or Ps4,322 million). The operations and assets sold mainly consist of three cement plants, two aggregates quarries and seven ready-mix concrete plants. The proceeds from this transaction will be used mainly for debt reduction and for general corporate purposes. We expect to close the sale of our operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia, during the first half of 2016. Our consolidated statements of operations present the results of our operations in Croatia, net of income tax, for the twelve-month periods ended December 31, 2013, 2014 and 2015 as “Discontinued operations.” As of December 31, 2015, the balance sheet of CEMEX Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia, was reclassified to current assets and current liabilities held for sale. See note 4A to our audited consolidated financial statements included elsewhere in this annual report.

Our Operations in the United Arab Emirates

Overview. As of December 31, 2015, we held an approximate 49% equity interest (and 100% economic benefit) in three of our main UAE companies: CEMEX Topmix LLC and CEMEX Supermix LLC, two ready-mix manufacturing companies and CEMEX Falcon LLC, which specializes in the trading and production of cement and slag. We are not allowed to have a controlling interest in these companies (UAE law requires 51% ownership by UAE nationals). However, through agreements with other shareholders in these companies, we have control over the remaining 51% of the economic benefits in each of the companies. As a result, we own a 100% economic interest in all three companies. As of December 31, 2015, we owned seven ready-mix concrete plants and one cement and slag grinding facility in the UAE, serving the markets of Dubai and Abu Dhabi as well as neighboring countries such as Oman or Qatar.

Capital Expenditures. We made capital expenditures of approximately U.S.$0.4 million in 2013, U.S.$0.5 million in 2014 and U.S.$2 million in 2015 in our operations in the UAE. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in the UAE during 2016.

Our Operations in Israel

Overview. As of December 31, 2015, CEMEX Holdings (Israel) Ltd. was our main subsidiary in Israel. We are a leading producer and supplier of raw materials for the construction industry in Israel. In addition to ready-mix concrete and aggregates, we produce a diverse range of building materials and infrastructure products in Israel. As of December 31, 2015, we operated 65 ready-mix concrete plants, six aggregates quarries, one concrete products plant, one admixtures plant, one lime factory and one blocks factory in Israel.

Capital Expenditures. We made capital expenditures of approximately U.S.$17 million in 2013, U.S.$15 million in 2014 and U.S.$13 million in 2015 in our operations in Israel. We currently expect to make capital expenditures of approximately U.S.$15 million in our operations in Israel during 2016.

South, Central America and the Caribbean

For the year ended December 31, 2015, our business in SAC, which includes our operations in the Colombia and Rest of SAC segments, as described below, represented approximately 13% of our net sales before eliminations resulting from consolidation. As of December 31, 2015, our business in SAC represented approximately 13% of our total installed capacity and approximately 8% of our total assets.

In November 2012, CEMEX Latam, a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in the CEMEX Latam Offering, representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam is the main holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador.

Our Operations in Colombia

Overview. As of December 31, 2015, we indirectly owned through CEMEX Latam approximately 99.7% of CEMEX Colombia, our main subsidiary in Colombia. As of December 31, 2015, CEMEX Colombia was the second-largest cement producer in Colombia, based on installed capacity of (4.0 million tons per year) as of December 31, 2015. For the year ended December 31, 2015, our operations in Colombia represented approximately 5% of our net sales before eliminations resulting from consolidation. As of December 31, 2015, our operations in Colombia represented 4% of our total assets.

CEMEX Colombia has a significant market share in the cement and ready-mix concrete market in the “Urban Triangle” of Colombia comprising the cities of Bogotá, Medellín and Cali. During 2015, these three metropolitan areas accounted for approximately 35% of Colombia’s cement consumption. CEMEX Colombia’s Ibague plant, which uses the dry process and is strategically located in the Urban Triangle, is CEMEX Colombia’s largest plant and had an annual installed capacity of 2.8 million tons as of December 31, 2015. CEMEX Colombia, through its Bucaramanga and Cúcuta plants, is also an active participant in Colombia’s northeastern market.

Industry. According our estimates, the installed capacity for cement in Colombia was 17.1 million tons in 2015. According to DANE, total cement consumption in Colombia reached 12.95 million tons during 2015, an increase of 4% from 2014, while cement exports from Colombia reached 0.85 million tons. We estimate that close to 39% of cement in Colombia is consumed by the self-construction sector, while the infrastructure sector accounts for approximately 34% of total cement consumption and has been growing in recent years. The other construction segments in Colombia, including the formal housing and commercial sectors, account for the balance of cement consumption in Colombia.

Competition. We have two primary competitors, Cementos Argos, which has established a leading position in the Colombian Caribbean coast, Antioquia and Southwest region markets, and LafargeHolcim Colombia.

The ready-mix concrete industry in Colombia is fairly consolidated with the top three producers accounting for approximately 77% of the market as of December 31, 2015. CEMEX Colombia was the second-largest ready-mix concrete producer as of December 31, 2015. The first- and third-largest producers were Cementos Argos and LafargeHolcim Colombia, respectively.

The aggregates market in Colombia is highly fragmented and is dominated by the informal market. CEMEX Colombia was the largest aggregates producer in Colombia as of December 31, 2015. Approximately 76% of the aggregates market in Colombia was comprised of small independent producers as of December 31, 2015.

Our Operating Network in Colombia

Products and Distribution Channels

Cement. For the year ended December 31, 2015, our cement operations represented approximately 53% of net sales for our operations in Colombia before eliminations resulting from consolidation in Mexican Peso terms.

Ready-Mix Concrete. For the year ended December 31, 2015, our ready-mix concrete operations represented approximately 29% of net sales for our operations in Colombia before eliminations resulting from consolidation in Mexican Peso terms.

Aggregates. For the year ended December 31, 2015, our aggregates operations represented approximately 9% of net sales for our operations in Colombia before eliminations resulting from consolidation in Mexican Peso terms.

Description of Properties, Plants and Equipment. As of December 31, 2015, CEMEX Colombia owned five operating cement plants and mills, having a total annual installed capacity of 4.0 million tons. In addition, through its grinding mills, CEMEX Colombia has the ability to produce 0.5 million tons of cement sourced by third parties. In 2015, we replaced 26.6% of our total fuel consumed in CEMEX Colombia with alternative fuels, and we have an internal electricity generating capacity of 40 megawatts. We estimate that, as of December 31, 2015, the limestone and clay permitted proven and probable reserves of our operations in Colombia had an average remaining life of approximately 145 and nine years, respectively, assuming 2011-2015 average annual cement production levels. The operating licenses for quarries in Colombia are renewed every 30 years; assuming renewal of such licenses, we estimate having sufficient limestone reserves for our operations in Colombia for over 100 years assuming 2011-2015 average annual cement production levels. As of December 31, 2015, CEMEX Colombia owned seven land distribution centers, two mortar plants, 45 ready-mix concrete plants (which includes 33 fixed plants and 12 mobile plants) and five aggregates operations. As of that date, CEMEX Colombia also owned six limestone quarries.

Capital Expenditures. We made capital expenditures of approximately U.S.$60 million in 2013, U.S.$101 million in 2014 and U.S.$156 million in 2015 in our operations in Colombia. We currently expect to make capital expenditures of approximately U.S.$170 million in our operations in Colombia during 2016.

Rest of South, Central America and the Caribbean

As of December 31, 2015, our operations in the Rest of SAC segment consisted primarily of our operations in Costa Rica, the Dominican Republic, Jamaica, Nicaragua, Panama, Puerto Rico and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina. These operations represented approximately 8% of our net sales, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2015, our business in the Rest of SAC segment represented approximately 4% of our total assets.

Our Operations in Costa Rica

Overview. As of December 31, 2015, we indirectly owned through CEMEX Latam an approximate 99.1% interest in CEMEX Costa Rica, our main operating subsidiary in Costa Rica and a leading cement producer in the country.

On December 18, 2014, we announced that CEMEX Latam, through CEMEX Costa Rica, began a project to increase cement production capacity in its plant located in Colorado, Costa Rica by approximately 25%, reaching an annual capacity of 1.1 million tons per year by 2017. The total investment is expected to be of approximately U.S.$35 million in a three year period and will include the construction of a new grinding mill, as well as several capacity enhancing projects on its clinker production line.

Industry. We estimate that approximately 1.4 million tons of cement were sold in Costa Rica during 2015. The cement market in Costa Rica is a predominantly retail market, and we estimate that 52% of volume sold is sold in bulk.

Competition. The Costa Rican cement industry currently includes two producers, CEMEX Costa Rica and LafargeHolcim Costa Rica. Further, in 2015 an estimated 27,000 tons were imported by a local construction company.

Description of Properties, Plants and Equipment. As of December 31, 2015, CEMEX Costa Rica operated one cement plant and one grinding mill in Costa Rica, with a total annual installed capacity of 0.9 million tons. As of that date, CEMEX Costa Rica had seven operational ready-mix concrete plants, one aggregates quarry and one land distribution center.

Exports. During 2015, clinker exports by our operations in Costa Rica represented approximately 30% of our total production and were made to our Nicaragua plant.

Capital Expenditures. We made capital expenditures of approximately U.S.$6 million in 2013, U.S.$6 million in 2014 and U.S.$10 million in 2015 in our operations in Costa Rica. We currently expect to make capital expenditures of approximately U.S.$5 million in our operations in Costa Rica during 2016.

Our Operations in the Dominican Republic

Overview. As of December 31, 2015, CEMEX Dominicana, S.A. (“CEMEX Dominicana”) was our main subsidiary in the Dominican Republic and a leading cement producer in the country. CEMEX Dominicana’s sales network covers the country’s main consumption areas, which are Santo Domingo, Santiago de los Caballeros, La Vega, San Pedro de Macorís, Samaná and La Altagracia. On May 8, 2000, CEMEX Dominicana entered into a lease agreement with the government of the Dominican Republic related to the exploitation of a gypsum mine located at Las Salinas, Barahona, which has enabled CEMEX Dominicana to supply all local and regional gypsum requirements. The lease agreement expires on May 8, 2025 and may be extended by the parties.

Industry. In 2015, cement consumption in the Dominican Republic reached 4.0 million tons according to our estimates.

Competition. Our principal competitors in the Dominican Republic are Domicem, a mixed Italian/local cement producer; Cementos Cibao, a local competitor; Cemento Colón, an affiliated grinding operation of Cementos Argos; Cementos Santo Domingo, a cement grinding partnership between a local investor and Cementos La Union from Spain; Cementos Panam, a local cement producer which has an installed grinding operation and recently constructed a cement kiln; and Cementos Andinos, a Colombian cement producer which has an installed grinding operation and a partially constructed cement kiln.

Description of Properties, Plants and Equipment. As of December 31, 2015, CEMEX Dominicana operated one cement plant in the Dominican Republic, with an installed capacity of 2.6 million tons per year. As of that date, CEMEX Dominicana also owned ten ready-mix concrete plants, one aggregates quarry, two land distribution centers and two marine terminals.

Capital Expenditures. We made capital expenditures of approximately U.S.$17 million in 2013, U.S.$7.5 million in 2014 and U.S.$17 million in 2015 in our operations in the Dominican Republic. We currently expect to make capital expenditures of approximately U.S.$6 million in our operations in the Dominican Republic during 2016.

Our Operations in Panama

Overview. As of December 31, 2015, we indirectly held through CEMEX Latam an approximate 99.5% interest in Cemento Bayano, our main subsidiary in Panama and a leading cement producer in the country.

Industry. We estimate that approximately 1.9 million cubic meters of ready-mix concrete were sold in Panama during 2015. Cement consumption in Panama increased 12% in 2015, due to the termination stage of the Panama Canal.

Competition. The cement industry in Panama includes three cement producers: Cemento Bayano, Argos Panamá, an affiliate of Cementos Argos, and Cemento Interoceánico.

Description of Properties, Plants and Equipment. As of December 31, 2015, Cemento Bayano operated one cement plant in Panama, with an annual installed capacity of 2.1 million tons. As of that date, Cemento Bayano also owned and operated 15 ready-mix concrete plants, three aggregates quarries and four land distribution centers.

Capital Expenditures. We made capital expenditures of approximately U.S.$11 million in 2013, U.S.$10 million in 2014 and U.S.$19 million in 2015 in our operations in Panama. We currently expect to make capital expenditures of approximately U.S.$9 million in our operations in Panama during 2016.

Our Operations in Nicaragua

Overview. As of December 31, 2015, CEMEX Latam owned 100% of CEMEX Nicaragua, S.A. (“CEMEX Nicaragua”), our operating subsidiary in Nicaragua.

On May 5, 2014, we announced that CEMEX Latam, through CEMEX Nicaragua, began the construction of a new cement grinding plant in Ciudad Sandino, Managua, which is expected to increase CEMEX Nicaragua’s cement production capacity in Nicaragua by approximately 100%, reaching an estimated annual cement production capacity of 880,000 tons by 2017. The total investment is expected to be approximately U.S.$55 million. The first phase of this project ended in February 2015, and included the installation of a cement grinding mill with a production capacity of approximately 220,000 tons and infrastructure procurement. The second phase, which is expected to be completed by the end of 2017, includes the installation of a second cement grinding mill with an annual production capacity of 220,000 tons.

Industry. We estimate that approximately one million tons of cement, approximately 0.3 million cubic meters of ready-mix concrete and approximately six million tons of aggregates were sold in Nicaragua during 2015.

Competition. Two market participants compete in the Nicaraguan cement industry, CEMEX Nicaragua and Holcim (Nicaragua) S.A.

Description of Properties, Plants and Equipment. As of December 31, 2015, we leased and operated one fixed cement plant with an installed capacity of 0.6 million tons, eight ready-mix plants, three aggregates quarries and one distribution center in Nicaragua. Since March 2003, CEMEX Nicaragua has also leased a 100,000 ton milling plant in Managua, which has been used exclusively for pet coke milling.

Capital Expenditures. We made capital expenditures of approximately U.S.$5 million in 2013, U.S.$21.5 million in 2014 and U.S.$9 million in 2015 in our operations in Nicaragua. We currently expect to make capital expenditures of approximately U.S.$6 million in our operations in Nicaragua during 2016.

Our Operations in Puerto Rico

Overview. As of December 31, 2015, CEMEX de Puerto Rico, Inc. (“CEMEX Puerto Rico”) was our main subsidiary in Puerto Rico.

Industry. In 2015, cement consumption in Puerto Rico reached 0.5 million tons according to our estimates.

Competition. The cement industry in Puerto Rico in 2015 was comprised of three cement producers: CEMEX Puerto Rico, San Juan Cement Co. and Cementos Argos (formerly Antilles Cement Co).

Description of Properties, Plants and Equipment. As of December 31, 2015, CEMEX Puerto Rico operated one cement plant with an installed cement capacity of approximately 1.2 million tons per year. As of that date, CEMEX Puerto Rico also owned and operated ten ready-mix concrete plants and two land distribution centers. As of that date, CEMEX Puerto Rico also owned an aggregates quarry, which is currently closed.

Capital Expenditures. We made capital expenditures of approximately U.S.$4 million in 2013, U.S.$9 million in 2014 and U.S.$5 million in 2015 in our operations in Puerto Rico. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in Puerto Rico during 2016.

Our Operations in Guatemala

Overview. As of December 31, 2015, CEMEX Latam owned 100% of CEMEX Guatemala, our main operating subsidiary in Guatemala. As of December 31, 2015, we owned and operated one cement grinding mill in Guatemala with an installed capacity of 500,000 tons per year. As of that date, we also owned and operated three land distribution centers, one clinker dome close to the maritime terminal in the southern part of the country and four ready-mix plants.

Capital Expenditures. We made capital expenditures of approximately U.S.$2 million in 2013, U.S.$1.2 million in 2014 and U.S.$2 million in 2015 in Guatemala. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in Guatemala during 2016.

Our Operations in Other South, Central American and Caribbean Countries

Overview. As of December 31, 2015, CEMEX España indirectly held 100% of Readymix Argentina, S.A., which owns four ready-mix concrete plants in Argentina.

We believe that the Caribbean region holds considerable strategic importance because of its geographic location. As of December 31, 2015, we operated a network of nine marine terminals in the Caribbean region, which facilitated exports from our operations in several countries, including Mexico, the Dominican Republic, Puerto Rico and the United States. Three of our marine terminals are located in the main cities of Haiti, two are in the Bahamas, and one is in Manaus, Brazil. We also have a non-controlling interest in two other terminals, one in Bermuda and the other in the Cayman Islands.

As of December 31, 2015, we had non-controlling positions in Trinidad Cement Limited (“TCL”), with cement operations in Trinidad and Tobago, Barbados and Jamaica, as well as a non-controlling position in Caribbean Cement Company Limited in Jamaica, National Cement Ltd. in the Cayman Islands and Maxcem Bermuda Ltd. in Bermuda. As of December 31, 2015, CEMEX España indirectly held a 100% interest in CEMEX Jamaica Limited, which operates a calcinated lime plant in Jamaica with a capacity of 120,000 tons per year and a hydrate line with a capacity of 18,000 tons per year. As of December 31, 2015, we also held a non-controlling position in Societe des Ciments Antillais, a company with cement operations in Guadalupe and Martinique.

During 2015, CEMEX, through the exercise of its preemptive rights in rights issuance and the purchase of shares not subscribed and fully paid up by other eligible TCL shareholders in the rights issuance, increased its participation in TCL from 20% to 39.5%. In April 2015, CEMEX and TCL entered into a Technical Services Agreement pursuant to which CEMEX will provide TCL with technical, managerial and other assistance from May 1, 2015 to May 1, 2018, unless earlier terminated.

Capital Expenditures. We made capital expenditures in our other operations in SAC of approximately U.S.$7 million in 2013, U.S.$1 million in 2014 and U.S.$2 million in 2015. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in other SAC countries during 2016.

Asia

For the year ended December 31, 2015, our business in Asia, which includes our operations in the Philippines and the Rest of Asia segment, as described below, represented approximately 4% of our net sales before eliminations resulting from consolidation. As of December 31, 2015, our business in Asia represented approximately 6% of our total installed capacity and approximately 2% of our total assets.

Our Operations in the Philippines

Overview. As of December 31, 2015, on a consolidated basis through various subsidiaries, CEMEX España held 100% of the economic benefits of our two operating subsidiaries in the Philippines, Solid Cement Corporation (“Solid Cement”) and APO Cement Corporation (“APO”). For the year ended December 31, 2015, our operations in the Philippines represented approximately 3% of our net sales before eliminations resulting from consolidation. As of December 31, 2014, our operations in the Philippines represented approximately 2% of our total assets. See “Item 5––Operating and Financial Review and Prospects––Recent Developments––Recent Developments Relating to Our Assets Divestiture Plans.”

On May 14, 2015, we announced a new 1.5 million ton integrated cement production line at CEMEX’s Solid plant in Luzon with an estimated investment to be approximately U.S.$300 million. This new line doubles the capacity of the Solid plant and should represent a 30% increase in the company’s cement capacity in the Philippines.

Industry. According to the Cement Manufacturers’ Association of the Philippines (CEMAP), cement consumption in the Philippine market, which is primarily retail, totaled 24.3 million tons during 2015. Demand for cement in the Philippines increased by approximately 14% in 2015 compared to 2014.

As of December 31, 2015, the Philippine cement industry had a total of 19 cement plants. Annual installed clinker capacity is at an estimated 19 million tons, according to preliminary data of CEMAP.

Competition. As of December 31, 2015, our major competitors in the Philippine cement market were LafargeHolcim, CRH, Eagle, Northern, Goodfound, Taiheiyo, Mabuhay and Pacific Cement.

Description of Properties, Plants and Equipment. As of December 31, 2015, our operations in the Philippines included two cement plants with an annual installed capacity of 4.5 million tons, two quarries dedicated to supply raw materials to our cement plants, 20 land distribution centers and four marine distribution terminals. We estimate that, as of December 31, 2015, the limestone and clay permitted proven and probable reserves of our operations in the Philippines had an average remaining life of approximately 41 and 14 years, respectively, assuming 2011-2015 average annual cement production levels.

Cement. For the year ended December 31, 2015, our cement operations represented 98% of net sales for our operations in the Philippines before eliminations resulting from consolidation.

Capital Expenditures. We made capital expenditures of approximately U.S.$39 million in 2013, U.S.$52 million in 2014 and U.S.$21 million in 2015 in our operations in the Philippines. We currently expect to make capital expenditures of approximately U.S.$17 million in our operations in the Philippines during 2016.

Rest of Asia

Our operations in the Rest of Asia segment, which as of December 31, 2015, consisted primarily of our operations in Thailand, Bangladesh and Malaysia. These operations represented approximately 1% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation, for the year ended December 31, 2015 and less than 1% of our total assets as of December 31, 2015.

Sale of our Operations in Rest of Asia

On March 10, 2016, we entered into an agreement with Siam City Cement Public Company Limited (“SIAM Cement”) for the sale of our operations in Bangladesh and Thailand for approximately U.S.$53 million (approximately Ps916 million). The proceeds from this transaction will be used mainly for debt reduction and for general corporate purposes. We currently expect to finalize the sale of our operations in Bangladesh and Thailand to SIAM Cement during the second quarter of 2016. The results of our operations in Thailand and Bangladesh for the twelve-month periods ended December 31, 2013, 2014 and 2015 are presented in our consolidated statements of operations as “Continuing operations.”

Our Operations in Thailand

Overview. As of December 31, 2015, we held, on a consolidated basis through CEMEX España, 100% of the economic benefits of CEMEX (Thailand) Co. Ltd. (“CEMEX Thailand”), our operating subsidiary in Thailand. As of December 31, 2015, CEMEX Thailand owned one cement plant in Thailand, with an annual installed capacity of approximately 1.2 million tons. On March 10, 2016, we entered into an agreement with SIAM Cement for the sale of our operations in Bangladesh and Thailand. The closing of this transaction is subject to the satisfaction of customary conditions. We currently expect to finalize this divestiture during the second quarter of 2016.

Industry. According to our estimates, at December 31, 2015, the cement industry in Thailand had a total of 12 cement plants, with an aggregate annual installed capacity of approximately 56.9 million tons. We estimate that there are six major cement producers in Thailand, four of which represent approximately 97% of installed capacity and 95% of the market.

Competition. Our major competitors in Thailand, which have a significantly larger presence than CEMEX Thailand, are Siam Cement Group, SIAM Cement, TPI Polene and Italcementi.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million in 2013, 2014 and 2015 in our operations in Thailand.

Our Operations in Malaysia

Overview. As of December 31, 2015, we held on a consolidated basis, through CEMEX España, 100% of the economic benefits of our operating subsidiaries in Malaysia. We are a leading ready-mix concrete producer in Malaysia, with a significant share in the country’s major urban centers. As of December 31, 2015, we operated eight ready-mix concrete plants, one asphalt plant and one aggregates quarry in Malaysia.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Malaysia are YTL, LafargeHolcim, Heidelberg, Chin Hin Concrete, Tasek Concrete and Hanson.

Capital Expenditures. We made capital expenditures of approximately U.S.$3 million in 2013, U.S.$1 million in 2014 and U.S.$2 million in 2015 in our operations in Malaysia. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in Malaysia during 2016.

Our Operations in Other Asian Countries

Overview. Since April 2001, we have been operating a grinding mill near Dhaka, Bangladesh. As of December 31, 2015, this mill had a production capacity of 520,000 tons per year. A majority of the supply of clinker for the mill is procured from our operations in the region.

In 2013, we agreed to sell our stake in the company that owned and operated ready-mix plants in Qingdao. The transfer of ownership in said company was officially completed in 2013. The transfer of ownership of our stake in the company owning the ready-mix plants located in Tianjin was completed in 2014. In 2015, we also agreed to sell our stake in the company that owned the ready-mix plants located in the northern city of Tianjin.

Capital Expenditures. We made capital expenditures of approximately U.S.$2 million in 2013, approximately U.S.$1 million in 2014 and approximately U.S.$1 million in 2015 in our operations in other Asian countries. We currently expect to make capital expenditures of approximately U.S.$0.4 million in our operations in other Asian countries during 2016.

Our Trading Operations

In 2015, we traded approximately 10.6 million tons of cementitious materials in over 100 countries, including 8.8 million tons of cement and clinker. Approximately 7.2 million tons of the traded cement and clinker consisted of exports from our operations in Costa Rica, Croatia, the Czech Republic, the Dominican Republic, Germany, Guatemala, Latvia, Mexico, Nicaragua, the Philippines, Poland, Puerto Rico, Spain and the UAE. The remaining approximately 1.6 million tons were purchased from third parties in countries such as China, Honduras, Japan, South Korea, Spain, Taiwan, Thailand, Turkey, the United States and Vietnam. In 2015, we traded approximately 1.2 million tons of granulated blast furnace slag, a non-clinker cementitious material, and 0.6 million tons of other products.

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

Freight rates, which account for a large share of the total import supply cost, have been subject to significant volatility in recent years. Our trading operations, however, have obtained significant savings by contracting maritime transportation in due time and by using our own and chartered fleet, which transported approximately 39% of our cement and clinker traded volume during 2015.

In addition, based on our spare fleet capacity, we provide freight service to third parties, thus providing us with valuable shipping market information and generating additional revenues.

Our Cement Plants

The following table provides a summary of our cement plants, including location, used capacity, including grinding mill production, and years of operation as of and for the year ended December 31, 2015:

Location	Used Capacity	Years of Operation(1)
Atotonilco, Hidalgo, México	1,406	57
Barrientos, Estado de México, México	762	71
Ensenada, Baja California, México	481	40
Guadalajara, Jalisco, México	759	42
CPN, Sonora, México	0	35
Hidalgo, Nuevo León, México	66	110
Huichapan, Hidalgo, México	3,318	31
Mérida, Yucatán, México	846	62
Monterrey, Nuevo León, México	1,704	96
Tamuín, San Luis Potosí, México	1,668	51
Tepeaca, Puebla, México	2,695	21
Torreón, Coahuila, México	1,071	49
Valles, San Luis Potosí, México	374	50
Yaqui, Sonora, México	1,696	26
Zapotiltic, Jalisco, México	1,659	48

Balcones, TX, United States	1,973	35
Brooksville, FL (North), United States	0	40
Brooksville, FL (South), United States	1,173	28
Clinchfield, GA, United States	678	41
Demopolis, AL, United States	707	38
Fairborn, OH, United States	608	41
Knoxville, TN, United States	552	36
Kosmosdale/Louisville, KY, United States	1,299	15
Miami, FL, United States	1,063	57
Lyons, CO, United States	247	35
Odessa, TX, United States	378	56
Victorville, CA, United States	2,648	50
Wampum, PA, United States	0	50

Rugby, United Kingdom	1,164	16
Ferriby, United Kingdom	470	49

Beckum or Kollenbach, Germany	420	44
Rudersdof, Germany	2,167	50

Chelm, Poland	1,186	55
Rudniki, Poland	735	50

Broceni, Latvia	1,018	6

Alcanar, Spain	565	47
Buñol, Spain	582	48
Castillejo, Spain	327	104
Lloseta, Spain	321	49
Morata, Spain	385	83
San Vicente, Spain	286	40
Gádor, Spain	239	39

Assiut, Egypt	4,658	29

Kolovoz, Croatia	31	107
Juraj, Croatia	802	103
Kajo, Croatia	363	111

Location	Used Capacity	Years of Operation(1)
Cúcuta, Colombia	248	32
Ibagué, Colombia	2,336	23

Colorado, Costa Rica	583	36

San Pedro de Macorís, Dominican Republic	2,209	25

Calzada Larga, Panama	951	38

San Rafael del Sur, Nicaragua(2)	426	73

Ponce, Puerto Rico	343	25

APO, Philippines	3,332	17
Solid Cement, Philippines	1,712	22

Saraburi, Thailand	640	24

(1)	Approximate.
(2)	Leased.

For the aggregate installed cement production capacity of our cement plants by region, see “Item 4—Information on the Company—Business Overview.”

We have insurance coverage for our cement plants, which we believe is adequate and sufficient, in line with industry practices. However, in some instances our insurance coverage may not be sufficient to cover all of our potential unforeseen losses and liabilities. In addition, our insurance coverage may not cover all the risks to which our cement plants may be exposed. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—Our insurance coverage may not cover all the risks to which we may be exposed.”

Regulatory Matters and Legal Proceedings

A description of material regulatory matters and legal proceedings affecting us is provided below.

Antitrust Proceedings

Polish Antitrust Investigation. Between May 31, 2006 and June 2, 2006, officers of the Polish Competition and Consumer Protection Office (the “Protection Office”) conducted a search of the office in Warsaw, Poland, of CEMEX Polska, one of our indirect subsidiaries in Poland, and of the offices of other cement producers in Poland. These searches took place as a part of the exploratory investigation that the head of the Protection Office had started on April 26, 2006. On January 2, 2007, CEMEX Polska received a notification from the Protection Office informing it of the formal initiation of an antitrust proceeding against all cement producers in Poland, including CEMEX Polska and another of our indirect subsidiaries in Poland. The notification alleged that there was an agreement between all cement producers in Poland regarding prices and other sales conditions for cement, an agreed division of the market with respect to the sale and production of cement, and the exchange of confidential information, all of which limited competition in the Polish market with respect to the production and sale of cement. On December 9, 2009, the Protection Office delivered to CEMEX Polska its decision against Polish cement producers related to an investigation which covered a period from 1998 to 2006. The decision imposed fines on a number of Polish cement producers, including CEMEX Polska. The fine imposed on CEMEX Polska was approximately Polish Zloty 115.56 million (approximately U.S.$30.82 million as of March 31, 2016, based on an exchange rate of Polish Zloty 3.7498 to U.S.$1.00), which is approximately 10% of CEMEX Polska’s total revenue in 2008. CEMEX Polska disagreed with the decision, denied that it committed the practices alleged by the Protection Office and, therefore, on December 23, 2009, CEMEX Polska filed an appeal before the Polish Court of Competition and Consumer Protection in Warsaw (the “First Instance Court”). After a series of hearings, on December 13, 2013, the First Instance Court issued its judgment in regards with the appeals filed by CEMEX Polska and other cement producers, which were previously combined into a joint appeal. The First Instance Court reduced the penalty imposed on CEMEX Polska to approximately Polish Zloty 93.89 million (approximately U.S.$25.04 million based on an exchange rate of Polish Zloty 3.7498 to U.S.$1.00), which is equal to 8.125% of CEMEX Polska’s revenue in 2008. On May 8, 2014, CEMEX Polska filed an appeal against the First Instance Court judgment before the Appeals Court in Warsaw. After several hearings in the Appeals Court, on a hearing held on March 11, 2016, the Appeals Court did not announce a final judgment; instead, it reopened the hearing phase which had been closed on February 26, 2016. The parties involved were informed that the Appeals Court will ask certain questions to the Polish Constitutional Tribunal regarding the conformity with the Polish Constitution of the calculation of the reduced penalty imposed on CEMEX Polska. With this action, the issuance of the final judgment has been further delayed. The above-mentioned penalty is not enforceable until the Appeals Court issues its final judgment and if the penalty is maintained in the Appeals Court final resolution, then the penalty will be payable within 14 calendar days of the announcement of the Appeals Court order regarding its final resolution. CEMEX Polska has created the accounting provision in relation with this proceeding in an amount equal to 100% of the reduced penalty of the First Instance Court judgment. As of March 31, 2016, we do not expect this matter would have a material adverse impact on our results of operations, liquidity and financial condition.

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

In conducting these investigations, the European Commission alleged that we may have participated in anti-competitive agreements and/or concerted practices in breach of Article 101 of the Treaty on the Functioning of the EU (formerly Article 81 of the EC Treaty) and Article 53 of the European Economic Area (“EEA”) Agreement in the form of restrictions of trade flows in the EEA, including restrictions on imports into the EEA from countries outside the EEA, market sharing, price coordination and connected anticompetitive practices in the cement and related products markets. During 2009 and 2010, we received requests for information and documentation from the European Commission, and we fully cooperated by providing the relevant information and documentation on time.

On December 8, 2010, the European Commission informed us that it decided to initiate formal proceedings with respect to the investigation of the aforementioned anticompetitive practices. These proceedings would affect Austria, Belgium, the Czech Republic, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom. We, as well as seven other competitors, were included in these proceedings.

On July 31, 2015, the European Commission informed us that the formal proceedings with respect to the investigation of the aforementioned anticompetitive practices that were formally initiated on December 8, 2010 against CEMEX and other companies regarding anticompetitive practices in Austria, Belgium, the Czech Republic, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom, were closed by the European Commission. As a result, CEMEX is not subject to any fines or penalties resulting from such proceedings. As a consequence, CEMEX and its affiliates also withdrew the appeal filed on May 23, 2014 before the European Court of Justice (the “Court of Justice”).

Antitrust Investigation in Spain by the CNMC. On September 16 and 17, 2014, the Competition Directorate (Dirección de Competencia) of the Spanish National Commission of Markets and Competition (Comisión Nacional de los Mercados y la Competencia) (“CNMC”), in the context of an investigation of the Spanish cement, ready-mix concrete and related products industry regarding alleged anticompetitive practices, inspected one of our facilities in Spain. On January 12, 2015, CEMEX España Operaciones was notified of the initiation by the CNMC of a disciplinary proceeding for alleged prohibited conducts pursuant to Article 1 of the Spanish Competition Law (Ley 15/2007, de 3 de Julio, de Defensa de la Competencia). On November 19, 2015, CEMEX España Operaciones was notified that the alleged anticompetitive practices covered the year 2009 for the cement market and the years 2008, 2009, 2012, 2013 and 2014 for the ready-mix market. On March 8, 2016, the Competition Directorate (Dirección de Competencia) notified CEMEX España Operaciones of a resolution proposal (propuesta de resolución) which considers that the alleged anti-competitive practices were carried out in the markets and years previously indicated. Thereafter, CEMEX España Operaciones submitted allegations rejecting the resolution proposal. The CNMC, in view of the allegations, shall issue a final resolution by mid-August 2016. We believe that we have not breached any applicable laws. However, as of March 31, 2016, considering the stage of this matter, we do not have sufficient information to assess the likelihood of the CNMC issuing a decision imposing any penalties or remedies, if any, or if the CNMC issues a decision, the amount of the penalty or the scope of the remedies, if any. However, if the CNMC issues a decision imposing any penalty or remedy, we do not expect that it would have a material adverse impact on our results of operations, liquidity and financial condition.

Investigation in the United Kingdom. On January 20, 2012, the UK Competition Commission (the “UK Commission”) commenced a Market Investigation (“MIR”) into the supply or acquisition of cement, ready-mix concrete and aggregates for the period from 2007 to 2011. This referral to the UK Commission was made by the Office of Fair Trading following an investigation by them of the aggregates sector. Those companies and persons invited to participate in the MIR are required by law to comply with certain requests for information and, if necessary, to attend hearings. Our subsidiaries in the United Kingdom were invited to participate in the MIR and fully cooperated. The UK Commission issued its full Provisional Findings Report on May 23, 2013, in which it provisionally found that there was a combination of structural and conduct features that gave rise to an adverse effect on competition in the Great Britain cement markets and an adverse effect on competition as a result of contracts involving certain major producers for the supply of granulated blast furnace slag and for the supply of ground granulated blast furnace slag. The UK Commission has not identified any problems with the markets for aggregates or ready-mix concrete. The possible remedies the UK Commission listed include, among others, the divestiture of cement production capacity and/or ready-mix concrete plants by one or more of the top three cement producers and the creation of a cement buying group. On October 8, 2013, the UK Commission announced its provisional decision on remedies which not required CEMEX to divest any of its assets in the United Kingdom. On

January 14, 2014, the UK Commission published its final report which followed the earlier provisional decision in regards any remedies for our subsidiaries in the United Kingdom. The UK Commission made changes to the provisional decision in its final report regarding the supply of granulated blast furnace slag and for the supply of ground granulated blast furnace slag by the other major participants in the MIR. As of March 31, 2016, the issuance of the final report did not have a material adverse impact on our results of operations, liquidity and financial condition.

Antitrust Cartel Litigation in Germany. On August 5, 2005, Cartel Damages Claims, SA (“CDC”), a Belgian company established by two lawyers in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office, with the express purpose of purchasing potential damages claims from cement consumers and pursuing those claims against the alleged cartel participants, filed a lawsuit in the District Court in Düsseldorf, Germany (“Düsseldorf District Court”) against CEMEX Deutschland AG and other German cement companies originally claiming €102 million (approximately U.S.$116.11 million as of March 31, 2016, based on an exchange rate of €0.8785 to U.S.$1.00), which later increased to €131 million (approximately U.S.$149.12 million as of March 31, 2016, based on an exchange rate of €0.8785 to U.S.$1.00), in damages related to alleged price and quota fixing by German cement companies between 1993 and 2002. On February 21, 2007, the Düsseldorf District Court allowed this lawsuit to proceed without going into the merits of this case by issuing an interlocutory judgment. All defendants appealed, but the appeal was dismissed on May 14, 2008.

On a hearing on the merits of this case that was held on March 1, 2012, the Düsseldorf District Court revealed several preliminary considerations on relevant legal questions and allowed the parties to submit their plea and reply on May 21, 2012. After several court hearings, on December 17, 2013 the Düsseldorf District Court issued a decision on closing the first instance. By this decision, all claims brought to court by CDC were dismissed. The court held that the manner in which CDC obtained the claims from 36 cement purchasers was illegal given the limited risk it faced for covering the litigation costs. The acquisition of the claims also breached rules that make the provision of legal advice subject to public authorization. On January 15, 2014, CDC filed an appeal to the Higher Regional Court in Düsseldorf, Germany, and thereafter submitted reasons for their appeal. A court hearing took place on November 12, 2014 and a date for issuing a decision was set for February 18, 2015. On February 18, 2015, the Court of Appeals in Düsseldorf fully rejected CDC’s appeal and maintained the first instance decision. The Court of Appeals in Düsseldorf expressly did not admit a second appeal against this decision which can be challenged by CDC by filing a complaint within one month after service of the written decision. CDC did not file a complaint against the decision and, therefore, as of March 31, 2016, the Court of Appeals decision is final and binding and this matter is closed.

Antitrust Cases in Egypt. Regarding the separate lawsuits filed by two Egyptian contractors on July 29, 2009 against four cement producers, including ACC, demanding compensation from the four cement producers in the amount of approximately five million Egyptian Pounds (approximately U.S.$563,824.99 as of March 31, 2016, based on an exchange rate of Egyptian Pounds 8.8680 to U.S.$1.00) from each defendant, ACC was released from one of the claims on May 2010 and the other case was dismissed and all charges against ACC were dropped. The plaintiffs filed their appeal to this ruling before the Court of Cassation and on June 22, 2014, the Court of Cassation dismissed the case.

These cases were the first of their kind in Egypt due to the enactment of the Law on Competition Protection and Prevention of Monopolistic Practices No. 3 in 2005. Even if we prevailed, these claims could in the future have an adverse impact on our results of operations, liquidity and financial condition if they were to become a precedent and create a risk of similar claims being filed and resolved adversely to us in the future. The statute of limitation to bring any further legal actions based on the original lawsuits has expired.

Antitrust Case in Ohio. On October 2013, a nonstructural steel manufacturing joint venture in which CEMEX, Inc. has an indirect majority interest, other nonstructural steel manufacturers, and related associations were named as defendants in a lawsuit filed in Ohio State Court alleging a conspiracy among the defendants to adopt sham industry standards with a goal to exclude the plaintiffs’ products from the market. The court granted the defendants notice for summary judgment dismissing the claims. As of March 31, 2016, the plaintiffs have indicated they intend to file an appeal against the decision; however, no appeal has yet been lodged. As of March 31, 2016, we do not expect our operations, liquidity and financial condition to suffer a material adverse impact because of this matter.

Antitrust Investigation in Colombia. On September 5, 2013, CEMEX Colombia was notified of Resolution No. 49141 dated August 21, 2013, issued by the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio) (“SIC”) pursuant to which the SIC opened an investigation and issued a statement of objections (pliego de cargos) against five cement companies and fourteen directors of those companies, including CEMEX Colombia, for alleged anti-competitive practices. On October 7, 2013, CEMEX Colombia answered the statement of objections and submitted evidence.

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

If the alleged infringements investigated by the SIC are substantiated, aside from any measures that could be ordered to stop the alleged anti-competitive practices, the following penalties may be imposed against CEMEX Colombia pursuant to Law 1340 of 2009: (i) up to 100,000 times the legal monthly minimum wage, which equals approximately 58,950 million Colombian Pesos (approximately U.S.$19.50 million as of March 31, 2016, based on an exchange rate of 3,022.35 Colombian Pesos to U.S.$1.00) for each violation and to each company being declared in breach of the competition rules, and (ii) up to 2,000 times the legal monthly minimum wage, which equals approximately 1,179 million Colombian Pesos (approximately U.S.$390,093.80 as of March 31, 2016, based on an exchange rate of 3,022.35 Colombian Pesos to U.S.$1.00) against those individuals found responsible of collaborating, facilitating, authorizing, executing or tolerating behavior that violates free competition rules. On December 18, 2014, a hearing regarding this matter took place and the parties involved presented their closing arguments. A non-binding report which contains an analysis of all evidence gathered during the investigation and which could provide a recommendation to impose sanctions or to close the investigation is expected to be issued by the Superintendent Delegate for Competition Protection for the benefit of the SIC. As of March 31, 2016, this non-binding report has not been issued and we cannot estimate when it will be issued. Once the non-binding report is issued, the investigated parties will have twenty business days to file their final arguments against it. If the SIC decides to impose a sanction against CEMEX Colombia, we have the possibility of filing several recourses that are available to us, including a reconsideration request before the SIC and, if the reconsideration request does not succeed, challenging the validity of the SIC’s decision before the Colombian Administrative Courts, which could take more than six years in order to have a final decision. At this stage of the investigations, as of March 31, 2016, we are not able to assess the likelihood of the SIC imposing any measures and/or penalties against CEMEX Colombia, but if any penalties are imposed, as we do not expect such penalties would be for the maximum amounts permitted by applicable laws and because there are recourses available to us that would take a considerable amount of time to get resolved, we do not expect this matter to have a material adverse impact on our results of operations, liquidity and financial condition.

Information Request in Costa Rica. In March 2016, the Competition Directorate of Costa Rica notified CEMEX Costa Rica of a formal information request that has the objective of calculating the cement market share in Costa Rica and the geographical areas in which CEMEX Costa Rica has a presence. The Competition Directorate of Costa Rica is requesting this information as a result of a claim made by a third party. CEMEX Costa Rica delivered the requested information also during March 2016. As of March 31, 2016 we are not able to assess the likelihood of this request for information leading to a formal investigation or any other actions by the Competition Directorate of Costa Rica, but if any formal investigations are commenced or if any actions are taken by the Competition Directorate of Costa Rica or any other governmental authority in Costa Rica we would not expect that any adverse result from any investigation or actions taken by the corresponding authority of the government of Costa Rica would have a material adverse impact on our results of operations, liquidity and financial condition.

Environmental Matters

In the ordinary course of business, we are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental damage or contamination. These laws and regulations expose us to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities and, in some cases, the acts and omissions of the previous owners or operators of a property or facility that we own or operate. Furthermore, in some jurisdictions, certain environmental laws and regulations impose liability without regard to fault or the legality of the original activity at the time of the actions giving rise to liability.

To prevent, control and remediate environmental problems and maintain compliance with regulatory requirements, in line with our global initiatives on environmental management, we maintain an environmental policy designed to monitor and control environmental matters. Our environmental policies require that each of our subsidiaries respect and comply with local laws and meet our own internal standards to minimize the use of non-renewable resources and the generation of hazardous and other wastes. We use processes that are designed to reduce the impact of our operations on the environment throughout all the production stages in all our operations worldwide. In addition, during 2012 we started the implementation of a global Environmental Management System (“EMS”) at our operating sites that provides a framework to facilitate the consistent and systematic implementation of practical, risk-based environmental management at all sites. As of March 31, 2016, we expect to finish the implementation of the EMS at all of our operating sites by December 31, 2020. It will be used to support sites and businesses across CEMEX globally to document, maintain and continuously improve our environmental performance. We believe that, as of March 31, 2016, a substantial part of our operations already comply with all material environmental laws applicable to us, as all our cement plants already have some kind of EMS (most of which are ISO 14000 certified), with the remaining implementation efforts directed mainly on our aggregates and ready-mix plants.

We regularly incur capital expenditures that have an environmental component or that are impacted by environmental regulations. However, we do not keep separate accounts for such mixed capital and environmental expenditures. Environmental expenditures that extend the life, increase the capacity, improve the safety or efficiency of assets or are incurred to mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred. For the years ended December 31, 2013, 2014 and 2015, our sustainability capital expenditures (including our environmental expenditures and investments in alternative fuels and cementitious materials) were approximately U.S.$95 million, approximately U.S.$85.1 million and approximately U.S.$86.03 million, respectively. Our environmental expenditures may materially increase in the future.

The following is a discussion of environmental regulations and related matters in our major markets.

Mexico. We were one of the first industrial groups in Mexico to sign an agreement with the Mexican Ministry of Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales) (“SEMARNAT”) to carry out voluntary environmental audits in our 15 Mexican cement plants under a government-run program. In 2001, the Mexican Environmental Protection Agency (Procuraduría Federal de Protección al Ambiente), which is part of SEMARNAT, completed the audit of our cement plants and awarded each of them a Clean Industry Certificate (Certificado de Industria Limpia) (“CIC”) certifying that our cement plants are in full compliance with applicable environmental laws. The CICs are subject to renewal every two years. As of March 31, 2016, our operating cement plants had CICs or were in the process of renewing them. We expect the renewal of all currently expired CICs.

For over a decade, the technology for recycling used tires into an energy source has been employed in our plants located in Ensenada and Huichapan. By the end of 2006, all our cement plants in Mexico were using tires as an alternative fuel. Municipal collection centers in the cities of Tijuana, Mexicali, Ensenada, Mexico City, Reynosa, Nuevo Laredo and Guadalajara currently enable us to recycle an estimated 10,000 tons of tires per year. Overall, approximately 17.18% of the total fuel used in our operating cement plants in Mexico during 2015 was comprised of alternative fuels.

Between 1999 and March 31, 2016, our operations in Mexico have invested approximately U.S.$108.51 million in the acquisition of environmental protection equipment and the implementation of the ISO 14001:2004 environmental management standards of the International Organization for Standardization (“ISO”). The audit to obtain the renewal of the ISO 14001:2004 certification took place during the first quarter of 2015 and our operating cement plants in Mexico obtained the renewal of the ISO 14001:2004 certification for environmental management systems which is valid for a three year period.

On June 6, 2012 the General Law on Climate Change (Ley General de Cambio Climático) (the “Climate Change Law”) was published in the Mexican Official Gazette. The Climate Change Law establishes a legal framework to regulate policies for climate change mitigation and adaptation. Many important provisions require the development of secondary legislation, and depend on the publication of subsequent implementing regulations. For instance, the Climate Change Law provides, among others, for (i) the elaboration of a registry of the emissions that are generated by fixed sources, (ii) companies to report their emissions, if required, and (iii) the application of fines to those companies that fail to report or that report false information. In this regard, on October 29, 2014, the Regulations to the General Law on Climate Change Regarding the National Registry of Emissions (Reglamento de la Ley General de Cambio Climático en Materia del Registro Nacional de Emisiones) (the “Regulations”) became effective. The purpose of the Regulations is to govern the Climate Change Law regarding the National Registry of Emissions, identifying the sectors and subsectors, which include among others, the cement industry, that must file the corresponding reports before the National Registry of Emissions. We had previously reported our direct and indirect carbon dioxide emissions to SEMARNAT under a voluntary scheme. The Climate Change Law also allows for the establishment of specific greenhouse gas reduction targets in accordance with the respective contribution of each economic sector to the national greenhouse gas emissions. We cannot estimate at this time the impact, if any, that any measures related to this may have upon our operations in Mexico. Although the Climate Change Law does not establish a program for emissions trading, it does vest on the Mexican federal government the power to create, authorize and regulate such a scheme, which may be voluntary or binding. We are closely observing the development of implementing regulations and, as of March 31, 2016, we cannot estimate the impact, if any, that any measures related to this may have upon our operations in Mexico. A Special Tax on Production and Services (Impuesto Especial Sobre Producción y Servicios) on the sale of fossil fuels was included in the tax reform that became effective on January 1, 2014. Starting January 1, 2014, petroleum coke, a primary fuel widely used in our kilns in Mexico has been taxed at a rate of Ps15.60 (approximately U.S.$0.90 as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00) per ton.

On August 12, 2014, a package of energy reform legislation became law in Mexico. The then newly enacted energy reform legislation, which included nine new laws, as well as amendments to existing laws, implemented the December 2013 constitutional energy reform and established a new legal framework for Mexico’s energy industry. One of the new laws that was enacted is the Electric Industry Law (Ley de la Industria Eléctrica) (the “Electric Industry Law”), which establishes a legal framework for electricity-related activities in Mexico, which has the effect of structurally changing the national electric industry. On October 31, 2014, certain rules and regulations related to the energy reform legislation, including the regulations of the Electric Industry Law, were published. As part of the Electric Industry Law, a system for tradable clean energy certificates was created and certain clean energy procurement obligations were imposed on consumers. The clean energy procurement obligations for 2018 and 2019 have been announced at 5% and 5.8%, respectively, and this requirement is expected to increase in subsequent years. CEMEX’s operations in Mexico have ongoing commitments to procure power from renewable projects operating under the “self-supply” framework of the former Electric Energy Public Service Law, and the energy supplied under these contracts is exempted from the clean energy obligation. Nonetheless, starting in 2018, we will be required to acquire clean energy certificates to comply with the clean energy obligations for the fraction of energy supply that does not come from clean generators. Over time, according to the penalty levels set by the Mexican Energy Regulatory Commission (Comisión Reguladora de Energía), non-compliance with the clean energy procurement obligations could have a material adverse impact on our business or operations.

On September 8, 2015, the Electricity Market Rules (Bases del Mercado Eléctrico) (the “Rules”) were published in the Federal Official Gazette and became effective on September 9, 2015. The Rules, which are an important step forward in the implementation of the reforms enacted regarding Mexico’s energy industry, contain the design and operation principles of the different components of the wholesale electricity market (the “Electricity Market”). As of March 31, 2016, we have not decided whether or not to participate in the forthcoming Electricity Market and are evaluating the impact, if any, that the Rules could have on our operations in Mexico.

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

As of March 31, 2016, CEMEX, Inc. and its subsidiaries had accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately U.S.$23.73 million. The environmental matters relate to (i) the disposal of various materials, in accordance with past industry practice, that might be categorized as hazardous substances or wastes, and (ii) the cleanup of hazardous substances or wastes at sites used or operated by CEMEX, Inc. and its subsidiaries including discontinued operations, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages, and a final resolution might take several years. For purposes of recording the provision, CEMEX, Inc. and its subsidiaries consider that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed to date, CEMEX, Inc. does not believe it will be required to spend significant sums on these matters, in excess of the amounts previously recorded. The ultimate cost that might be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work, and negotiations with, or litigation against, potential sources of recovery have been completed.

In 2007, the EPA launched a CAA enforcement initiative against the U.S. cement industry. The primary goal of the initiative is to assess the industry’s historic compliance with the CAA’s New Source Review program and to reduce emissions from the industry through the installation of add-on controls. CEMEX has actively engaged with the EPA on its investigations, which involve multiple CEMEX facilities, and has entered into three settlements involving a total of U.S.$4.4 million in civil penalties and a commitment to incur certain capital expenditures for pollution control equipment at its Victorville, California, Fairborn, Ohio and Lyons, Colorado plants. Although some of these proceedings are still not finalized, based on our past experience with such matters and currently available information, as of March 31, 2016, we believe that such cases will not have a material adverse impact on our results of operations, liquidity and financial condition.

In 2002, CEMEX Construction Materials Florida, LLC (formerly Rinker Materials of Florida, Inc.) (“CEMEX Florida”), a subsidiary of CEMEX, Inc., was granted a federal quarry permit and was the beneficiary of another federal quarry permit for the Lake Belt area in South Florida. The permit held by CEMEX Florida covered CEMEX Florida’s SCL and FEC quarries. CEMEX Florida’s Kendall Krome quarry is operated under the permit of which it was a beneficiary. The FEC quarry is the largest of CEMEX Florida’s quarries measured by volume of aggregates mined and sold. CEMEX Florida’s Miami cement mill is located at the SCL quarry and is supplied by that quarry, while the FEC and Kendall Krome quarries have supplied aggregates to CEMEX and third-party users. In response to litigation brought by environmental groups concerning the manner in which the federal quarry permits were granted, in January 2009, the U.S. District Court for the Southern District of Florida ordered the withdrawal of the federal quarry permits for CEMEX Florida’s SCL, FEC and Kendall Krome quarries. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the Army Corps of Engineers (“Corps”) in connection with the issuance of the permits. Upon appeal, on January 21, 2010, the Eleventh Circuit Court of Appeals affirmed the district court’s ruling withdrawing the federal quarry permits for the three CEMEX Florida quarries as well as other third-party federal quarry permits subject to the litigation. On January 29, 2010, the Corps completed a multi-year review commenced as a result of this litigation and issued a Record of Decision (“ROD”) supporting the issuance of new federal quarry permits for the FEC and SCL quarries. Excavation of new aggregates was stopped at the FEC and SCL quarries from January 20, 2009 until new permits were issued. The FEC permit was issued on February 3, 2010, and the SCL permit on February 18, 2010. The ROD also indicated that a number of potential environmental impacts must be addressed at the wetlands located at the Kendall Krome site before a new federal quarry permit may be issued for mining at that quarry. It is unclear how long it will take to fully address the Corps’ concerns regarding mining in the Kendall Krome wetlands. While no new aggregates will be quarried from wetland areas at Kendall Krome pending the resolution of the potential environmental issues, the FEC and SCL quarries will continue to operate. If CEMEX Florida is unable to maintain the new Lake Belt permits, CEMEX Florida would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely affect operating income from our Florida operations. Any adverse impacts on the Florida economy arising from the cessation or significant restriction of quarrying operations in the Lake Belt area could also have a material adverse impact on our results of operations, liquidity and financial condition.

In June 2010, the EPA proposed regulating Coal Combustion Residuals (“CCRs”) generated by electric utilities and independent power producers as a hazardous or special waste under the Resource Conservation and Recovery Act. CEMEX uses CCRs as a raw material in the cement manufacturing process, as well as a supplemental cementitious material in some of our ready-mix concrete products. On December 19, 2014, the EPA issued a final rule on the regulation of CCRs (the “Final Rule”). As of March 31, 2016, we believe that the effects of the Final Rule should not have a material impact on us.

We are subject to a number of federal and state laws and regulations addressing climate change. On the federal side, EPA has promulgated a series of regulations pertaining to emissions of GHGs from industrial sources. EPA issued the Mandatory Reporting of GHGs Rule, effective December 29, 2009, which requires certain covered sectors, including cement manufacturing, with GHG emissions above an established threshold to inventory and report their GHG emissions annually on a facility-by-facility basis. In 2010, EPA issued a final rule that establishes GHG thresholds for the New Source Review Prevention of Significant Deterioration (“PSD”) and Title V Operating Permit programs. The rule “tailors” the requirements of these CAA permitting programs to limit which facilities will be required to obtain PSD and Title V permits for GHG emissions. Cement production facilities are included within the categories of facilities required to obtain permits, provided that their GHG emissions exceed the thresholds in the tailoring rule. The PSD program requires new major sources of regulated pollutants and major modifications at existing major sources to secure pre-construction permits that establish, among other things, limits on pollutants based on Best Available Control Technology (“BACT”). According to EPA’s rules, stationary sources, such as cement manufacturing, which are already regulated under the PSD program for non-GHG pollutants, need to apply for a PSD permit for any GHG emissions increases above 75,000 tons/year of carbon dioxide equivalent (“CO2E”). Therefore, new cement plants and existing plants undergoing modification which are major sources for non-GHG pollutants regulated under the CAA need to acquire a PSD permit for construction or modification activities that increase CO2E by 75,000 or more tons/year, and would have to determine and install BACT controls for those emissions. Furthermore, any new source that emits 100,000 tons/year of CO2E or any existing source that emits 100,000 tons/year of CO2E and undergoes modifications that would increase CO2E emissions by at least 75,000 tons/year, must comply with PSD obligations. Complying with these PSD permitting requirements can involve significant costs and delay. The costs of future GHG-related regulation of our facilities through these efforts or others could have a material economic impact on our U.S. operations and the U.S. cement manufacturing industry.

With respect to state efforts to address climate change, in 2006, the State of California adopted the Global Warming Solutions Act (Assembly Bill 32 or “AB32”) setting into law a goal to reduce the State’s carbon dioxide emissions to 1990 levels by 2020. As part of the measures derived from AB32, the California Air Resources Board (“CARB”) developed a cap-and-trade program, enforced from 2013, that covers most industrial sources of greenhouse gas emissions in the State, including cement production facilities. The program involves allocating a number of allowances free of charge to covered installations, which must subsequently surrender back to the regulator a number of allowances or qualified offset credits matching their verified emissions during the compliance period. Based on the free allowances received for the second compliance period (2015-2017), we expect that our Victorville cement plant will meet all of its compliance obligations for that period without a material impact on its operating costs. Furthermore, we are actively pursuing initiatives to substitute lower carbon fuels for fossil fuels, improve our energy efficiency and utilize renewable power in an effort to economically reduce our direct and indirect GHG emission intensities. However, even with these ongoing efforts and the expected distribution of free allowances, we cannot assure you that the overall costs of complying with a cap-and-trade program will not have a material impact on our operations in California.

In 2007, CARB approved a regulation that requires California equipment owners/operators to reduce diesel particulate and nitrogen oxide emissions from in-use off-road diesel equipment and to meet progressively more restrictive emission targets. In 2008, CARB approved a similar regulation for in-use on-road diesel equipment. The emission targets requires us to retrofit our California-based equipment with diesel emission control devices or replace equipment with new engine technology in accordance with certain deadlines. As of March 31, 2016, compliance with the CARB regulations has resulted in equipment related expenses or capital investments, including overhauling engines and purchases of new equipment directly related to the CARB regulations, in excess of U.S.$30.7 million. We may continue to incur substantial expenditures to comply with these requirements.

Europe.

General overview of EU industrial regulation

In the EU, the cement sector is subject to a range of environmental laws at EU and national EU member state (“Member State”) levels. These laws can be very broadly categorized as (1) primary and direct controls placed upon their main operational activities and (2) more general legal regimes which protect different aspects of the environment across many sectors.

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

The EU legal system also operates in a way different to federal systems. The EU legal regime is what is referred to as “supra-national” law. It sits “above” the legal systems of the different Member States, which retain their independence subject to tight oversight from the EU institutions, especially the Court of Justice, the European Commission, and the European Parliament. As such, EU law operates (in its many fields of application, including industrial regulation) in order to ‘control’ and authoritatively interpret the legislation and implementation of law (EU and domestic) in those Member States. One of the key manifestations of this ‘supra-national control’ are the inter-related doctrines of the supremacy of EU law and of conforming interpretation. Essentially, where an area of legal control in a Member State has its origin in an EU Directive, then the Member States must transpose the Directive fully and effectively into their domestic law and every organ of the Member State, including its regulators and its Courts, must interpret (and if necessary change) domestic law in order to conform with the objectives and the letter of the relevant EU Directive. This is of relevance to the cement sector since almost every aspect of its environmental regulation has its origins in EU legislation.

EU Industrial Permits and Emissions Controls

In the EU, the primary legal environmental controls applied to cement plants have been those EU Directives which control operational activities and emissions from those activities. Until recently, these controls were primarily derived from two EU Directives: (1) the so-called “IPPC Directives” (as described below) and (2) the Incineration Directive (as defined below). On January 6, 2011, the Industrial Emissions Directive (2010/75/EU) (“IED”) came into force. The IED recasts seven pieces of existing legislation into a single coherent legislative instrument, including the IPPC Directives and the Incineration Directive, both of which it repeals. With some exceptions, the IED retains the essential substance of the earlier Directives.

The primary EU legislative control over the sector (until the transition between 2010-2014 of the IED) was the Directive on Integrated Pollution Prevention and Control (2008/1/EC) (“IPPC Directive”). The 2008 version of this Directive was in fact an update and consolidation of an earlier Directive first promulgated in 1996. Since 1996, these IPPC Directives have adopted an integrated approach to regulation of various sectors of industrial plant, including cement, by taking into account and controlling/regulating the whole environmental performance of the plant. They required cement works to have a permit which, until recently in England and still in some other states, continues to be referred to as an “IPPC Permit”. These permits contain emission limit values and other conditions based on the application of (what was in 1996) a new legal and technical concept called “best available techniques” (“BAT”).

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

The IED has applied to new industrial installations since January 7, 2013 and to existing industrial installations (other than large combustion plants) since January 7, 2014. Under the IED, operators of industrial installations, including cement plants, are required to obtain an integrated permit from the relevant permitting authority in the Member States. As with the IPPC Directive, permit conditions, including emission limit values, must be based on BAT and a total of 35 BREFs are being rewritten or revised for the IED. However, there is an important difference between the IPPC Directive and the IED. Under the IPPC Directive, the BREFs were considered as guidance only. This is not the case under the IED. Where BAT conclusions specify emission levels, permitting authorities are required to set emission limit values that do not exceed these levels. They may derogate from this requirement only where the costs associated with the achievement of the emission levels associated with the BAT disproportionately outweigh the environmental benefits due to the geographical location, the local environmental conditions or the technical characteristics of the installation concerned. The permitting authorities must document the reasons for the derogation from the emission limit values in the permit, including the result of the cost-benefit assessment. In April 2013, pursuant to European Commission Decision No. 2013/163/EU, the European Commission published new BAT conclusions under the IED for Production of Cement, Lime and Magnesium Oxide, together with specific emission levels. This document sets out an extensive list of technical requirements for most aspects of the cement manufacture process in the EU, with a view to prevention and minimization of all polluting emissions. It is a new requirement under the IED that permitting authorities must review and, if necessary, update permit conditions within four years of the European Commission publishing decisions on BAT conclusions for a particular activity. While we are not currently able to assess what impact the IED will have on our operations, it is reasonable to assume that there will be an impact given the change in regulatory approach heralded by the legislation and the fact that it will be key to the permitting of the cement industry in the EU. In particular, the European Commission describes review of the BREFs as a continuing process due to ongoing technological advances and so updates may be expected. This has the potential to require our operations to be adapted to conform to the latest BAT.

As a result of a lawsuit filed by the city of Kaštela against the Ministry of Environment of the Republic of Croatia, the IPPC Permit issued on behalf of CEMEX Croatia by the Ministry of Environment was revoked on July 6, 2015 by a final and non-appealable judgment of a first instance court in Split, Croatia. The judgment required the Ministry of Environment to repeat the procedure for the issuance of a new IPPC Permit. On November 23, 2015, the Ministry of Environment issued a new IPPC Permit, which has been challenged by the city of Kaštela. On January 7, 2016, CEMEX Croatia received the claim and replied to it in due time. The Ministry of Environment also replied to the claim. As of March 31, 2016, CEMEX Croatia is not able to assess if the claim filed by the city of Kaštela will be adversely resolved or not; however, if the claim is adversely resolved, CEMEX Croatia may file an appeal before the instance court in Zagreb, Croatia. Should the IPPC Permit be finally annulled, we do not believe that the judgment would have a material adverse impact on our results of operations, liquidity and financial condition.

EU Emissions Trading

In 1997, as part of the United Nations Framework Convention on Climate Change (the “UNFCCC”), the Kyoto Protocol was adopted to limit and reduce GHG emissions. The Kyoto Protocol set legally binding emission reduction targets for 37 industrialized countries and the EU. Under the Kyoto Protocol, industrialized countries agreed to reduce their collective GHG emissions by 5% against 1990 levels over the five year period 2008-2012 (“first commitment period”); future mandatory targets were expected to be established for commitment periods after 2012. To compensate for the sting of binding targets, the Kyoto Protocol allows three “flexibility” mechanisms to be used by parties in meeting their emission limitation commitments: the Clean Development Mechanism (“CDM”), Joint Implementation (“JI”) and International Emissions Trading.

In 2012, at the United Nations Climate Change Conference in Doha, Qatar, the Doha Amendment to the Kyoto Protocol was adopted. Certain parties, including the UK and the EU, committed to reduce GHG emissions by at least 18% below 1990 levels in the eight year period from 2013 to 2020 (“second commitment period”).

Our operations in the United Kingdom, Spain, Germany, Latvia, Poland, Croatia (since 2013) and Czech Republic, are subject to binding caps on CO2 emissions imposed pursuant to the EU’s emissions trading system (“ETS”) that was established by Directive 2003/87/EC to implement the Kyoto Protocol. Under the ETS, a cap or limit is set on the total amount of CO2 emissions that can be emitted by the power plants, energy-intensive installations (including cement plants) and commercial airlines that are covered by the system. The cap is reduced over time, so that the total amount of emissions will decrease. Within the cap, companies receive or buy emission allowances. These allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that are not reaching their emissions objectives. After each year, a company must surrender enough carbon allowances to cover all its emissions. Failure to meet the emissions caps is subject to significant monetary penalties.

In addition to carbon allowances, the ETS also allows the use of Kyoto Protocol units: the Emission Reduction Unit, representing a metric ton of carbon saved by a project under the JI mechanism, and the Certified Emission Reduction unit (“CERs”) under the CDM. The ETS recognizes these units as equivalent to its carbon allowances and allows them to be used by companies for compliance up to a certain limit to offset their carbon emissions in the EU. We have registered 19 CDM projects with a total potential to reduce approximately 2.44 million tons of CO2-E emissions per year. The corresponding CERs from these projects could be used for internal purposes or sold to third parties. Croatia, as a new entrant, has a right to use only 4.5% of its verified carbon emissions in relation to other EU ETS members which have a right to use up to 11% of their free allocation of EU allowances.

The ETS consists of three trading phases: Phase I which lasted from January 1, 2005 to December 31, 2007, Phase II, which lasted from January 1, 2007 to December 31, 2012, and was intended to meet commitments under the Kyoto first commitment period, and Phase III which commenced on January 1, 2013 and will end on December 31, 2020. For Phase III of the ETS there is also a cap on nitrous oxide and perfluorocarbons (PFC) emissions. Prior to the commencement of each of ETS Phases I and II, each Member State was responsible for publishing its National Allocation Plan (“NAP”), a document which sets out a national cap on the total amount of carbon emissions by all installations during each relevant trading phase and the methodology by which the cap would be allocated to the different sectors in the ETS and their respective installations. Each Member State’s cap contributed to an overall EU cap on emissions, where one carbon allowance must be surrendered to account for one metric ton of carbon emitted. The carbon allowances were mostly distributed for free by each Member State to its ETS installations, although some Member States also used a fraction of their material cap for auctioning, mainly to power generators. Under ETS Phase III, however, the system of NAPs has been replaced by a single EU-wide, top-down, cap on CO2 emissions, with allocation for all installations made according to harmonized EU rules and set out in each Member State’s National Implementation Measures (“NIM”). Additional restrictions have been introduced on the extent to which Kyoto Protocol units can be used to offset EU carbon emissions, and auctioning, not free allocation, has become the default method for distributing allowances. For those allowances that are still given away free, as discussed below, harmonized rules apply based on EU-wide benchmarks of emissions performance.

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

On April 27, 2011, the European Commission adopted Decision 2011/278/EU that states the rules, including the benchmarks of greenhouse gas emissions performance, to be used by the Member States in calculating the number of allowances to be annually allocated for free to industrial sectors (such as cement) that are deemed to be exposed to the risk of “carbon leakage.” The number of allowances to be allocated to installations for free will be based on a combination of historic activity levels at that installation and an EU benchmark of carbon efficiency for the production of a particular product—for example, clinker. An installation’s historic activity level is calculated by taking the median of its annual production levels during the baseline period, either 2005 to 2008 or, where historic activity levels are higher, 2009/10. The product benchmark is based on the average carbon emissions of the top 10% most “carbon efficient” EU installations for a particular product during 2007/8, where carbon efficiency is measured by carbon intensity or carbon emission per metric ton of product. Preliminary allocation calculations based on the rules were carried out by each Member State and included in a NIM table which was sent for scrutiny to the European Commission. On September 5, 2013, the European Commission adopted Decision 2013/448/EU which approved the NIMs submitted by most Member States and which sets the annual cross-sectoral correction factors for the period 2013-2020. The cross-sectoral correction figure will be used to adjust the levels of product benchmarks used to calculate the free allocation of allowances to each installation. This is to ensure that the total amount handed out for free does not exceed the maximum set in the ETS Directive. Each Member State is required to adjust its national allocation table of free allowances each year and submit this for approval to the European Commission prior to issuing allowances. The application of this cross-sectoral correction factor results in an important decrease in the quantity of allowances that our ETS-participant operations expect to receive for free in the 2013-2020 period.

On February 26, 2014, the European Commission adopted a Decision on national allocation allowances for the last group of Member States including Croatia, which was granted 5.56 million of free allowances. Since this time, a regularly updated allocation table showing the number of allowances that have been allocated per Member State is published on the European Commission’s website. Based on the European Commission approved NIMs that were published in the first quarter of 2014 for Phase III, we expect that the aggregate amount of allowances that will be annually allocated for free to CEMEX in Phase III of the ETS will be sufficient to operate. An important factor in providing such assurance is the European Commission Decision 2014/746/EU (which took effect on January 1, 2015) which, as mentioned, included the manufacture of cement as an industry at significant risk of carbon leakage meaning that the industry will continue to receive 100% of its benchmark allocation of allowances free of charge during Phase III. Although the European Council has indicated that the free allocation of allowances to carbon leakage sectors will continue beyond Phase III, a future decision that the cement industry should no longer be regarded as at significant risk of carbon leakage could have a material impact on our operations and our results of operations, liquidity and financial condition.

An installation can only receive its full allocation of free allowances if it is deemed to have not partially ceased under the “partial cessation rule” of the ETS. Partial cessation applies where a sub-installation which contributes at least 30% of the installation’s final annual amount of emissions allocated, or contributes to more than 50,000 allowances, reduces its activity level by at least 50% of its historic activity levels. If activity levels are reduced to between 50% and 75% of the historic activity level, the amount of free carbon allowances the sub-installation will receive will reduce by half in the following year; if activity levels are reduced by 75% to 90% compared to historic activity levels, the amount of free carbon allowances the sub-installation will receive will reduce by 75% in the following year; and if activity levels are reduced by 90% or more compared to historic activity levels, no allowances shall be allocated free of charge the following year with respect to the sub-installation concerned. This represents a change from ETS Phase II, in which the rules for partial cessation were defined by each Member State’s NAP and often did not result in any reduction in the level of free allocation, but an installation was no longer entitled to a free allocation from the following year if it had permanently ceased operating. The new rules are therefore more stringent, and to the extent that they result in our plants foregoing free carbon allowances, they could represent a significant loss of revenue to us, since carbon allowances are also tradable.

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

Despite having sold a substantial amount of allowances during Phase II of the ETS, as mentioned, we believe that the aggregate amount of allowances that will be annually allocated for free to CEMEX in Phase III of the ETS (2013-2020) will be sufficient to operate. This assessment stems from various factors, notably our efforts to reduce emissions per unit of clinker produced, the stream of offset credits coming from our internal portfolio of CDM projects and our expected long position in the initial years of Phase III of the ETS. We are taking measures intended to minimize our exposure to this market, while continuing to supply our products to our customers. It is not possible to predict with any certainty at this stage how CEMEX will be affected by potential reform to the EU ETS in Phase IV. However, the European Council has indicated that the EU-wide overall cap on emission allowances will be reduced by 2.2% every year from 2021 which suggests that there may be fewer allowances available with respect to our operations in the future.

Landfills

In Great Britain, future expenditure on closed and current landfill sites has been assessed and quantified over the period in which the sites are considered to have the potential to cause environmental harm, generally consistent with the regulatory view of up to 60 years from the date of closure. The assessed expenditure relates to the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure. The costs have been quantified on a net present value basis in the amount of approximately £130.9 million (approximately U.S.$188.10 million as of March 31, 2016, based on an exchange rate of £0.6959 to U.S.$1.00) as of March 31, 2016, and we made an accounting provision for this amount at March 31, 2016.

Tariffs

The following is a discussion of tariffs on imported cement in our major markets.

Mexico. Mexican tariffs on imported goods vary by product and have historically been as high as 100%. Over the years, import tariffs have been substantially reduced and currently range from none at all for raw materials to over 20% for finished products. As a result of the North American Free Trade Agreement (“NAFTA”), as of January 1, 1998, the tariff on cement imported into Mexico from the United States or Canada was eliminated. While the lack of existence or reduction in tariffs could lead to increased competition from imports in our Mexican markets, it is possible that other factors, such as that the cost of transportation incurred from most producers outside Mexico to central Mexico, traditionally the region of highest demand in Mexico, could be seen as a barrier to enter certain of the regions in Mexico in which we operate.

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

Cement imports from countries other than Cuba and North Korea into the United States are currently duty free, however, certain individuals and entities on U.S. government lists of specially designated nationals and prohibited parties, may be subject to U.S. import/export controls and other sanctions that prohibit transactions (including import transactions) with such persons without a license.

Europe. Member countries of the EU are subject to the uniform EU commercial policy. There is no tariff on cement imported into a country that is a member of the EU from another member country or on cement exported from an EU country to another member country. As of March 31, 2016, for cement imported into a member country from a non-member country, the tariff was 1.7% of the customs value. Any country with preferential treatment with the EU is subject to the same tariffs as members of the EU. Most Eastern European producers exporting cement into EU countries currently pay no tariff.

Tax Matters

Mexico. Pursuant to amendments to the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) that became effective on January 1, 2005 (the “2005 Tax Reform”), Mexican companies with direct or indirect investments in entities incorporated in foreign countries, whose income tax liability in those countries is less than 75% of the income tax that would be payable in Mexico, were required to pay taxes in Mexico on passive income, such as dividends, royalties, interest, capital gains and rental fees obtained by such foreign entities, except for income derived from entrepreneurial activities in such countries, which were not subject to tax under these amendments. We filed two motions in the Mexican federal courts challenging the constitutionality of the 2005 Tax Reform and obtained a favorable ruling from the lower Mexican federal court. However, on September 9, 2008, the Mexican Supreme Court, on appeal, ruled against our constitutional challenge of the controlled foreign corporation tax rules in effect in Mexico for tax years 2005 to 2007. Because the Mexican Supreme Court’s decision did not pertain to an amount of taxes due or other tax obligations, we had the right to self-assess any taxes due through the submission of amended tax returns. On March 1, 2012 and July 5, 2012, we self-assessed the taxes, filed the amended tax returns and paid 20% of the self-assessed amounts corresponding to the 2005 and 2006 tax years, respectively. The remaining 80% were to be paid in January 2013 and July 2013, respectively. No taxes were due in connection to the 2007 tax year. The tax authorities in Mexico agreed with our self-assessment and with the procedure to determine the taxes due for the 2005 and 2006 tax years and, as a result, the tax authorities in Mexico may not assess additional amounts of taxes past due for those years. On December 17, 2012, the Mexican authorities published the decree of the Federation Revenues Law for the 2013 tax year, which provides for a transitory amnesty provision (the “Amnesty Provision”) that grants tax amnesty of up to 80% of certain tax proceedings originated before the 2007 tax period and 100% of interest and penalties of tax proceedings originated in the 2007 tax period and thereafter. The amounts due in connection to the 2005 and 2006 tax years were settled based on the Amnesty Provision and, as of March 31, 2016, there are no tax liabilities in connection to this matter.

In November 2009, the Mexican Congress approved a general tax reform, effective as of January 1, 2010 (the “2010 Tax Reform”). Specifically, the 2010 Tax Reform included changes to the tax consolidation regime that required CEMEX, among others, to determine and retroactively pay taxes at a current rate on items in past years that were eliminated in consolidation or that reduced consolidated taxable income (“Additional Consolidated Taxes”). The 2010 Tax Reform required CEMEX to pay taxes on certain previously exempted intercompany dividends, certain other special tax items and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding ten-year period. The 2010 Tax Reform also increased the statutory income tax rate from 28% to 30% for the years 2010 to 2012, then lowered it to 29% for 2013 and 28% for 2014 and future years. However, in December of 2012, the Federal Revenue Law (Ley de Ingresos de la Federación), applicable in 2013, established that the statutory income tax rate would remain at 30% in 2013, and thereafter lowered to 29% for 2014 and 28% for 2015 and future years. As per the tax reforms enacted for 2014, the statutory income tax will remain at 30%.

For the 2010 fiscal year, CEMEX was required to pay (at the new, 30% tax rate) 25% of the Additional Consolidated Taxes for the period between 1999 and 2004, with the remaining 75% payable as follows: 25% in 2011, 20% in 2012, 15% in 2013 and 15% in 2014. Additional Consolidated Taxes arising after the 2004 tax year are taken into account in the sixth fiscal year after such year and are payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15% and 15%). Applicable taxes payable as a result of this tax reform are increased by inflation adjustments as required by the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta). In connection with these changes in the tax consolidation regime in Mexico, as of December 31, 2009, we recognized a liability of approximately Ps10.5 billion (approximately U.S.$607.64 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00), of which approximately Ps8.2 billion (approximately U.S.$474.54 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00) was recognized under “Other non-current assets” in connection with the net liability recognized under the new tax law and that we expect to realize in connection with the payment of this tax liability, and approximately Ps2.2 billion (approximately U.S.$127.31 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00) was recognized against “Retained earnings” upon adoption of IFRS according to the new law, related to: (a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity, (b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V., and (c) other transactions among the companies included in the tax consolidation group that represented the transfer of resources within such group.

On February 15, 2010, we filed a constitutional challenge (juicio de amparo) against the 2010 Tax Reform. On June 3, 2011, we were notified of a favorable verdict at the first stage of the trial; the Mexican tax authorities subsequently filed an appeal (recurso de revisión) before the Mexican Supreme Court. We were notified of an adverse result to us on the appeal (recurso de revisión) filed by the Mexican tax authorities before the Mexican Supreme Court; however, it did not have any material adverse impact on our results of operations, liquidity and financial condition, additional to those described herein.

On March 31, 2010, additional tax rules (miscelánea fiscal) were published in connection with the general tax reform approved by the Mexican Congress in November 2009. These new rules provided certain taxpayers with benefits arising from the years 1999 to 2004.

On June 30, 2010, CEMEX paid approximately Ps325 million (approximately U.S.$18.11 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00) of Additional Consolidated Taxes. This first payment represented 25% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004. On March 31, 2011, CEMEX made a second payment of approximately Ps506 million (approximately U.S.$29.28 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00). This second payment, together with the prior payment, represented 50% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004, and also included the first payment of 25% of the Additional Consolidated Taxes for the period that corresponds to 2005. On March 30, 2012, CEMEX paid Ps698 million (approximately U.S.$40.39 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00). This third payment together with the two prior payments represented 70% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004, 50% of the Additional Consolidated Taxes for the period that corresponds to 2005 and it also included the first payment of 25% of the Additional Consolidated Taxes for the period that corresponds to 2006. On March 27, 2013, CEMEX paid Ps2 billion (approximately U.S.$115.74 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00). This fourth payment, together with the three prior payments represented 85% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004, 70% of the Additional Consolidated Taxes for the period that corresponds to 2005, 50% of the Additional Consolidated Taxes for the period that corresponds to 2006 and 25% of the Additional Consolidated Taxes for the period that corresponds to 2007. On March 31, 2014, CEMEX paid Ps2 billion (approximately U.S.$115.74 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00). This fifth payment, together with the four prior payments represented 100% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004, 85% of the Additional Consolidated Taxes for the period that corresponds to 2005, 70% of the Additional Consolidated Taxes for the period that corresponds to 2006 and 50% of the Additional Consolidated Taxes for the period that corresponds to 2007. On March 31, 2015, CEMEX paid Ps1.5 billion (approximately U.S.$86.81 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00). This sixth payment, together with the five prior payments represented 100% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004, 100% of the Additional Consolidated Taxes for the period that corresponds to 2005, 85% of the Additional Consolidated Taxes for the period that corresponds to 2006 and 70% of the Additional Consolidated Taxes for the period that corresponds to 2007. On March 31, 2016, CEMEX paid Ps119 million (approximately U.S.$6.89 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00). This seventh payment, together with the six prior payments represented 100% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004, 100% of the Additional Consolidated Taxes for the period that corresponds to 2005, 100% of the Additional Consolidated Taxes for the period that corresponds to 2006 and 85% of the Additional Consolidated Taxes for the period that corresponds to 2007. As of March 31, 2016, we have paid an aggregate amount of approximately Ps7.2 billion (approximately U.S.$416.67 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00) of Additional Consolidated Taxes.

In December 2010, pursuant to certain additional rules, the tax authorities granted the option to defer the calculation and payment of certain items included in the law in connection with the taxable amount for the difference between the sum of the equity of controlled entities for tax purposes and the equity of the consolidated entity for tax purposes. As a result, CEMEX reduced its estimated tax payable by approximately Ps2.9 billion (approximately U.S.$168.31 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00) against a credit to the income statement when the new tax enactment took place. In addition, after accounting for the following that took place in 2010: (a) cash payments, (b) income tax from subsidiaries paid to the parent company, and (c) other adjustments, the estimated tax payable for tax consolidation in Mexico amounted to approximately Ps10.1 billion (approximately U.S.$584.49 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00) as of December 31, 2010. Furthermore, after accounting for the following that took place in 2011: (a) cash payments, (b) income tax from subsidiaries paid to the parent company, and (c) other adjustments, the estimated tax payable for tax consolidation in Mexico increased to approximately Ps12.4 billion (approximately U.S.$717.59 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00) as of December 31, 2011. Additionally, after accounting for the following that took place in 2012: (a) cash payments, (b) income tax from the subsidiaries paid to the parent company, and (c) other adjustments, as of December 31, 2012, the estimated tax payable for tax consolidation in Mexico increased to approximately Ps14.5 billion (approximately U.S.$839.12 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00). Furthermore, after accounting for the following that took place in 2013: (a) cash payments, (b) income tax from subsidiaries paid to the parent company, (c) other adjustments, and (d) effects of tax deconsolidation, as of December 31, 2013, the estimated tax payable for tax consolidation in Mexico increased to approximately

Ps24.8 billion (approximately U.S.$1.44 billion as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00). Additionally, after accounting for the following that took place in 2014: (a) payments, the majority of which were in cash, and (b) other adjustments, as of December 31, 2014, the estimated tax payable for tax consolidation in Mexico decreased to approximately Ps21.4 billion (approximately U.S.$1.24 billion as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00). Additionally, after accounting for the following that took place in 2015 and after giving effect to the 2016 Tax Reform (as defined below), as a result of: (a) payments made during the period, the tax payable for tax consolidation in Mexico was decreased to approximately Ps16.2 billion (approximately U.S.$937.50 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00), which after the application of (b) different tax credits, and (c) assets for tax loss carryforwards worth, before discount, approximately Ps$11.9 billion (approximately U.S.$688.66 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00), as of December 31, 2015, the estimated tax payable for tax consolidation in Mexico further decreased to approximately Ps3.9 billion (approximately U.S.$225.69 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00).

On January 21, 2011, the Mexican tax authorities notified CEMEX, S.A.B. de C.V. of a tax assessment pertaining to the 2005 tax year. The tax assessment was related to the corporate income tax in connection with the tax consolidation regime. On March 29, 2011, CEMEX challenged the assessment before the tax court. This tax assessment was settled in May 2013 based on the Amnesty Provision.

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

In addition, as a result of the enactment of the new Income Tax Law (Ley del Impuesto Sobre la Renta) in Mexico approved in December 2013 and effective beginning January 1, 2014 (the “2014 Tax Reform”), the statutory income tax rate for 2014 will remain at 30%, and the tax consolidation regime that was in effect up until December 31, 2013, was replaced prospectively by a new integration regime, to which CEMEX will not apply. In consequence, as of 2014, each company in Mexico will determine its income taxes based solely in its individual results, and a period of up to ten years has been established for the settlement of the liability for income taxes related to the tax consolidation regime accrued until December 31, 2013 (“Deconsolidation Taxes”).

On February 12, 2014, we filed a constitutional challenge (juicio de amparo) against the 2014 Tax Reform that abrogated the tax consolidation regime. The purpose of the challenge was to obtain certainty in the applicable statutory rules in order to assess and pay the tax liability derived from such reform according to constitutional principles. On February 26, 2016, we withdrew the constitutional challenge (juicio de amparo).

On April 30, 2014, CEMEX paid Ps2.3 billion (approximately U.S.$133.10 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00). From this amount, Ps987 million (approximately U.S.$57.12 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00) were paid in cash and Ps1.3 billion (approximately U.S.$75.23 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00) were paid through the application of a tax credit, which represented approximately 25% of the Deconsolidation Taxes for the period that corresponded to the 2008 tax year. On April 30, 2015, CEMEX paid Ps3.7 billion (approximately U.S.$214.12 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00). From this amount, Ps2.3 billion (approximately U.S.$133.10 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00) were paid in cash and Ps1.4 billion (approximately U.S.$81.02 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00) were paid through the application of a tax credit. This second payment, together with the first payment, represented 50% of the Deconsolidation Taxes for the period that corresponds to 2008 and 25% of the Deconsolidation Taxes for the period that corresponds to the 2009 tax year.

In October 2015, the Mexican Congress approved a tax reform, effective as of January 1, 2016 (the “2016 Tax Reform”). Specifically, the 2016 Tax Reform granted Mexican companies two tax credits to offset part of the Deconsolidation Taxes payable as a result of the elimination of the group taxation regime: (a) 50% of the taxes due as a result of unamortized losses used to compute the consolidated tax could be settled with individual accumulated losses adjusted for inflation using a factor of ..15 multiplied by such losses, and (b) tax credit against Deconsolidation Taxes related to intercompany dividends that were paid without having sufficient tax profits. CEMEX will apply both tax credits against its remaining Deconsolidation Taxes once the 2016 Tax Reform comes into effect through the filing of amended tax returns regarding the year ending on December 31, 2015 and upon the withdrawal of the constitutional challenge (juicio de amparo) against the 2014 Tax Reform filed by us on February 12, 2015. Additionally, the 2016 Tax Reform granted Mexican companies the option not to pay the remaining asset tax payments included in the Deconsolidation Tax liability. CEMEX will also apply this option.

As of March 31, 2016, taking into account the effects of the 2016 Tax Reform, our estimated payment schedule of Deconsolidation Taxes (which includes the Additional Consolidated Taxes) is as follows: approximately Ps722 million (approximately U.S.$41.78 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00) in 2016; approximately Ps905 million (approximately U.S.$52.37 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00) in 2017; and approximately Ps2.2 billion (approximately U.S.$127.31 million as of March 31, 2016, based on an exchange rate of Ps17.28 to U.S.$1.00) in 2018 and thereafter.

United States. As of March 31, 2016, the Internal Revenue Service (“IRS”) concluded its audit for the year 2013. The final findings did not alter the reserves CEMEX had set aside for these tax matters as they were not considered material to our financial results and, as such, the reserves have been reversed. On April 25, 2014 and April 24, 2015, the IRS commenced its audit of the 2014 and 2015 tax year, respectively, under the Compliance Assurance Process. We have not identified any material audit issues and, as such, no reserves are recorded for either the 2014 or the 2015 audit in our financial statements.

Colombia. On November 10, 2010, the Colombian Tax Authority (Dirección de Impuestos) notified CEMEX Colombia of a proceeding (requerimiento especial) in which the Colombian Tax Authority rejected certain tax losses taken by CEMEX Colombia in its 2008 year-end tax return. In addition, the Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately 43 billion Colombian Pesos (approximately U.S.$14.23 million as of March 31, 2016, based on an exchange rate of 3,022.35 Colombian Pesos to U.S.$1.00) and imposed a penalty in the amount of approximately 69 billion Colombian Pesos (approximately U.S.$22.83 million as of March 31, 2016, based on an exchange rate of 3,022.35 Colombian Pesos to U.S.$1.00). The Colombian Tax Authority argued that CEMEX Colombia was limited in its use of prior year tax losses to 25% of such losses per subsequent year. We believed that the tax provision that limited the use of prior year tax losses did not apply in the case of CEMEX Colombia because the applicable tax law was repealed in 2006. Furthermore, we believed that the Colombian Tax Authority was no longer able to review the 2008 tax return because the time to review such returns had already expired pursuant to Colombian law. In February 2011, CEMEX Colombia presented its arguments to the Colombian Tax Authority. On July 27, 2011, the Colombian Tax Authority issued its final determination, which confirmed the information in the November 10, 2010 proceeding notice. The official assessment was appealed by CEMEX Colombia on September 27, 2011. On July 31, 2012, the Colombian Tax Authority notified CEMEX Colombia of the resolution confirming the official liquidation. CEMEX Colombia filed a lawsuit on November 16, 2012; however, during the second quarter of 2013, CEMEX Colombia reached a settlement with the Colombian Tax Authority regarding the 2008, and also its 2007, year-end tax returns. The aggregate amount paid in connection with the settlement regarding the 2008 and 2007 year-end tax returns was approximately $47 billion Colombian Pesos (approximately U.S.$15.55 million as of March 31, 2016, based on an exchange rate of 3,022.35 Colombian Pesos to U.S.$1.00). On August 26, 2013 and September 16, 2013, CEMEX Colombia received the final resolutions regarding the 2007 and 2008 year-end tax returns, respectively, effectively concluding both processes.

On April 1, 2011, the Colombian Tax Authority notified CEMEX Colombia of a proceeding notice in which the Colombian Tax Authority rejected certain deductions taken by CEMEX Colombia in its 2009 year-end tax return. The Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately 90 billion Colombian Pesos (approximately U.S.$29.78 million as of March 31, 2016, based on an exchange rate of 3,022.35 Colombian Pesos to U.S.$1.00) and imposed a penalty in the amount of approximately 144 billion Colombian Pesos (approximately U.S.$47.65 million as of March 31, 2016, based on an exchange rate of 3,022.35 Colombian Pesos to U.S.$1.00). The Colombian Tax Authority argues that certain expenses are not deductible for fiscal purposes because they are not linked to direct revenues recorded in the same fiscal year, without taking into consideration that future revenue will be taxed with income tax in Colombia. CEMEX Colombia responded to the proceeding notice on June 25, 2011. On December 15, 2011, the Colombian Tax Authority issued its final determination, which confirmed the information in the special proceeding. CEMEX Colombia appealed the final determination on February 15, 2012. On January 17, 2013, the Colombian Tax Authority notified CEMEX Colombia of the resolution confirming the official liquidation. CEMEX Colombia appealed the final determination on May 10, 2013 which was admitted on June 21, 2013. On July 3, 2013, the appeal was notified to the Colombian Tax Authority, and hearings took place on February 18, 2014 and March 11, 2014. An adverse resolution to the appeal was notified to CEMEX Colombia on July 14, 2014 and on July 22, 2014, CEMEX Colombia filed an appeal before the Colombian Consejo de Estado against such adverse resolution. At this stage of the proceeding, as of March 31, 2016, we are not able to assess the likelihood of an adverse result in this special proceeding, but if adversely resolved, they could have a material adverse impact on our results of operations, liquidity and financial condition.

Spain. On July 7, 2011, the tax authorities in Spain notified CEMEX España of a tax audit process in Spain covering the tax years from and including 2006 to 2009. The tax authorities in Spain have challenged part of the tax losses reported by CEMEX España for such years. CEMEX España has been formally notified of fines in the aggregate amount of approximately €456 million (approximately U.S.$519.07 million as of March 31, 2016, based on an exchange rate of €0.8785 to U.S.$1.00) resulting from the July 7, 2011 tax audit process in Spain. The laws of Spain provide a number of appeals that can be filed against such fines without CEMEX España having to make any payment until such appeals are finally resolved. On April 22, 2014, CEMEX España filed appeals against such fines. At this stage, as of March 31, 2016, we are not able to assess the likelihood of an adverse result regarding this matter, and the appeals that CEMEX España has filed could take an extended amount of time to be resolved, but if all appeals filed by CEMEX España are adversely resolved, it could have a material adverse impact on our results of operations, liquidity and financial condition.

Egypt. On February 9, 2014, ACC was notified of the decision of the Egyptian Ministry of Finance’s Appeals Committee (the “Appeals Committee”) pursuant to which ACC has been required to pay a development levy on clay (the “Levy on Clay”) applied to the Egyptian cement industry in the amount of: (i) approximately 322 million Egyptian Pounds (approximately U.S.$36.31 million as of March 31, 2016, based on an exchange rate of Egyptian Pounds 8.8680 to U.S.$1.00) for the period from May 5, 2008 to August 31, 2011; and (ii) approximately 50,235 Egyptian Pounds (approximately U.S.$5,664.75 as of March 31, 2016, based on an exchange rate of Egyptian Pounds 8.8680 to U.S.$1.00) for the period from September 1, 2011 to November 30, 2011. On March 10, 2014, ACC filed a claim before the North Cairo Court requesting the nullification of the Appeals Committee’s decision and requesting that the North Cairo Court rule that the Egyptian tax authority is not entitled to require payment of the aforementioned amounts. This case has been adjourned until May 28, 2016 for the submission of the expert’s report. However, ACC was notified by the expert’s office assigned to review the case that a session has been scheduled for March 7, 2016 in order to review the case file. On the March 7, 2016 session, ACC submitted the settlement memorandum and the Ministerial Committee’s Decision (as defined below). Accordingly, it is expected that the expert will submit his report on the case before the North Cairo Court at the session scheduled for May 28, 2016, as mentioned above. Furthermore, ACC has filed a request before the Ministerial Committee for Resolution of Investment Disputes (the “Ministerial Committee”) claiming non-entitlement of the Egyptian tax authority to the Levy on Clay used in the production of cement from the date of enforceability of Law No. 114/2008 up until issuance of Law No. 73/2010, and from cement produced using imported clinker. On September 28, 2015, ACC was notified by the Egyptian Cabinet that on September 2, 2015, it ratified an August 10, 2015 decision by the Ministerial Committee (the “Ministerial Committee’s Decision”) pursuant to which the Egyptian tax authority is instructed to cease claiming payment of the Levy on Clay from ACC. The Ministerial Committee’s Decision applies to the years from 2008 up to the issuance date of Law No. 73/2010. It was further decided that the Levy on Clay should not be imposed on imported clinker. At this stage, as of March 31, 2016, the Ministerial Committee’s Decision strongly supports ACC’s position in this dispute, given the fact that the Ministerial Committee’s Decision is legally binding on the Egyptian tax authority. The Ministerial Committee’s Decision was submitted to the Egyptian tax authority and, accordingly, the Egyptian tax authority issued a settlement memorandum, whereby it confirmed and recognized the Ministerial Committee’s Decision. Furthermore, in application of the settlement memorandum and the Ministerial Committee’s Decision, the Egyptian tax authority issued a new claim to ACC for an adjusted amount of 55,586 Egyptian Pounds (approximately U.S.$6,268.16 as of March 31, 2016, based on an exchange rate of Egyptian Pounds 8.8680 to U.S.$1.00). We intend in the first session before the North Cairo Court, after the expert’s office issues its report, to submit the Ministerial Committee’s Decision, the settlement memorandum and the new claim, and request that the court withdraw the case accordingly. As of March 31, 2016, we do not expect our operations, liquidity and financial condition to suffer a material adverse impact because of this matter.

Other Legal Proceedings

Colombian Construction Claims. On August 5, 2005, the Urban Development Institute (Instituto de Desarrollo Urbano) (“UDI”), and an individual filed a lawsuit in the Fourth Anti-Corruption Court of Bogotá (Fiscalía Cuarta Anticorrupción de Bogotá) against a subsidiary of CEMEX Colombia claiming that it was liable, along with the other members of the Asociación Colombiana de Productores de Concreto (“ASOCRETO”), an association formed by the ready-mix concrete producers in Colombia, for the premature distress of the concrete slabs of the Autopista Norte trunk line of the TransMilenio bus rapid transit system of Bogotá in which ready-mix concrete and flowable fill supplied by CEMEX Colombia and other ASOCRETO members was used. The plaintiffs alleged that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs were seeking the repair of the concrete slabs in a manner which guarantees their service during the 20-year period for which they were originally designed, and estimate that the cost of such repair could have been approximately 100 billion Colombian Pesos (approximately U.S.$33.09 million as of March 31, 2016, based on an exchange rate of 3,022.35 Colombian Pesos to U.S.$1.00). The lawsuit was filed within the context of a criminal investigation against a former director and two officers of the UDI, the contractor, the inspector and two ASOCRETO officers. On January 21, 2008, a court issued an order, sequestering the El Tunjuelo quarry, as security for payment of a possible future money judgment against CEMEX Colombia. The court determined that in order to lift this attachment and prevent further attachments, CEMEX Colombia was required to deposit 337.8 billion Colombian Pesos (approximately U.S.$111.77 million as of March 31, 2016, based on an exchange rate of 3,022.35 Colombian Pesos to U.S.$1.00) in cash instead of posting an insurance policy to secure such recovery. CEMEX Colombia appealed this decision and the Superior Court of Bogotá (Tribunal Superior de Bogotá) allowed CEMEX to present an insurance policy in the amount of 20 billion Colombian Pesos (approximately U.S.$6.62 million as of March 31, 2016, based on an exchange rate of 3,022.35 Colombian Pesos to U.S.$1.00). CEMEX gave the aforementioned security and, on July 27, 2009, the court lifted the attachment on the quarry.

On October 10, 2012 the court issued a first instance judgment pursuant to which the accusation made against the ASOCRETO officers was nullified. The judgment also convicted a former UDI director, the contractor’s legal representatives and the inspector to a prison term of 85 months and a fine of 32 million Colombian Pesos (approximately U.S.$10,587.79 as of March 31, 2016, based on an exchange rate of 3,022.35 Colombian Pesos to U.S.$1.00). As a consequence of the nullification, the judge ordered a restart of the proceeding against the ASOCRETO officers. The UDI and other parties to the legal proceeding appealed the first instance judgment and on August 30, 2013 the Superior Court of Bogotá resolved to reduce the prison term imposed to the former UDI director and the UDI officers to 60 months and imposed a fine equivalent to 8.8 million Colombian Pesos (approximately U.S.$2,911.64 as of March 31, 2016, based on an exchange rate of 3,022.35 Colombian Pesos to U.S.$1.00). Additionally, the UDI

officers were sentenced to severally pay the amount of 108,000 million Colombian Pesos (approximately U.S.$35.73 million as of March 31, 2016, based on an exchange rate of 3,022.35 Colombian Pesos to U.S.$1.00) for the purported damages in the concrete slabs of the TransMilenio bus rapid transit system. Additionally, the Superior Court of Bogotá overturned the penalty imposed to the contractor’s legal representatives and inspector because the criminal action against them was time barred. Furthermore, the Superior Court of Bogotá revoked the annulment in favor of the ASOCRETO officers and ordered the first instance judge to render a judgment regarding the ASOCRETO officers’ liability or lack thereof. On June 25, 2014, the Supreme Court of Colombia’s Penal Cassation Chamber (Sala de Casación Penal de la Corte Suprema de Justicia de Colombia) dismissed the cassation claim filed by the former UDI director and the UDI officers against the Superior Court of Bogotá’s judgment. Dismissal of the cassation claim has no effect on CEMEX Colombia’s or the ASOCRETO officers’ interests in these proceedings. On January 21, 2015, the Penal Circuit Court of Bogotá issued a resolution agreeing with the arguments presented by CEMEX Colombia regarding the application of the statute of limitations to the criminal investigation against the ASOCRETO officers and acknowledging that the ASOCRETO officers were not public officers, and as a consequence, finalizing the process against the ASOCRETO officers and the civil responsibility claim against CEMEX Colombia. On July 28, 2015, the Superior Court of Bogotá (Tribunal Superior de Bogotá) upheld this resolution and as such the action brought against CEMEX Colombia for the premature distress of the concrete slabs of the Autopista Norte trunk line has ended.

In addition, six legal actions related to the premature distress of the concrete slabs of the Autopista Norte trunk line of the TransMilenio bus rapid transit system were brought against CEMEX Colombia. The Cundinamarca Administrative Court (Tribunal Administrativo de Cundinamarca) nullified five of these actions and currently, only one remains outstanding. In addition, the UDI filed another action alleging that CEMEX Colombia made misleading advertisements on the characteristics of the flowable fill used in the construction of the concrete slabs. CEMEX Colombia participated in this project solely and exclusively as supplier of the ready-mix concrete and flowable fill, which were delivered and received to the satisfaction of the contractor, complying with all the required technical specifications. CEMEX Colombia neither participated in nor had any responsibility on the design, sourcing of materials or their corresponding technical specifications or construction. At this stage of the proceedings, as of March 31, 2016, we are not able to assess the likelihood of an adverse result regarding the action filed before the Cundinamarca Administrative Court and the action filed by the UDI, but if adversely resolved, it could have a material adverse impact on our results of operations, liquidity and financial condition.

Croatian Concession Litigation. After an extended consultation period, in April 2006, the cities of Kaštela and Solin in Croatia published their respective Master (physical) Plans defining the development zones within their respective municipalities, adversely impacting the mining concession granted to CEMEX Croatia by the Government of Croatia in September 2005. During the consultation period, CEMEX Croatia submitted comments and suggestions to the Master Plans intended to protect and preserve the rights of CEMEX Croatia’s mining concession, but these were not taken into account or incorporated into the Master Plans by Kaštela and Solin. Immediately after publication of the Master Plans, CEMEX Croatia filed a series of lawsuits and legal actions before the local and federal courts to protect its acquired rights under the mining concessions, including: (i) on May 17, 2006, a constitutional appeal before the constitutional court in Zagreb, seeking a declaration by the court concerning CEMEX Croatia’s constitutional claim for decrease and obstruction of rights earned by investment and seeking prohibition of implementation of the Master Plans; and (ii) on May 17, 2006, an administrative proceeding before an administrative court seeking a declaration from the Government of Croatia confirming that CEMEX Croatia acquired rights under the mining concessions. The administrative court subsequently ruled in favor of CEMEX Croatia, validating the legality of the mining concession granted to CEMEX Croatia by the Government of Croatia, in September 2005. On June 15, 2012, we were notified that the case had been transferred from the constitutional court to the administrative court as a result of a new law that places the administrative courts in charge of disputes relating to environmental planning. In February 2014, the administrative court requested CEMEX Croatia to declare if it is still interested in proceeding with the concession litigation and if so, to provide additional clarification and documentation to support such claims. On March 3, 2014, CEMEX Croatia submitted the clarification and required documentation and on April 4, 2014, CEMEX Croatia was notified that the administrative court rejected its claims and found that its acquired rights or interests under the mining concessions had not been violated as a result of any act or decision made by the cities of Solin or Kaštela or any other governmental body. On April 29, 2014, CEMEX Croatia filed two claims before the Constitutional Court of the Republic of Croatia alleging that CEMEX Croatia’s constitutional rights to a fair trial and judicial protection had been violated. On August 1, 2014, CEMEX Croatia also filed an application before the European Court of Human Rights alleging that CEMEX Croatia’s constitutional rights to a fair trial, property rights, concession rights and investment had been violated due to irregularities in a general act, which has been denied. The European Court of Human Rights found the application to be inadmissible pursuant to articles 34 and 35 of the Convention for the Protection of Human Rights and Fundamental Freedoms, meaning that CEMEX Croatia did not exhaust all its domestic legal remedies, thus stipulating the Constitutional Court of the Republic of Croatia’s jurisdiction in this matter. At this stage of the proceedings, as of March 31, 2016, we are not able to assess the likelihood of an adverse result to the claims filed before the Constitutional Court of the Republic of Croatia, but if adversely resolved, it should not have a material adverse impact on our results of operations, liquidity and financial condition. During May 2015, CEMEX Croatia obtained a new location permit from the Croatian Ministry of Construction and Physical Planning for CEMEX Croatia’s Sveti Juraj-Sveti Kajo quarry. As of March 31, 2016, in order to alleviate the adverse impact of the Master Plans, CEMEX Croatia is in the process of negotiating and preparing all documentation necessary to comply with applicable rules and regulations in order to obtain a new mining concession.

Panamanian Height Restriction Litigation. On July 30, 2008, the Panamanian Authority of Civil Aeronautics (Autoridad de Aeronáutica Civil) (“AAC”), denied a request from our subsidiary Cemento Bayano to erect structures above the permitted height restriction applicable to certain areas surrounding the Calzada Larga Airport. This height restriction was set according to applicable legal regulations and reaches the construction area of our cement plant’s second line. Cemento Bayano has formally requested the above-mentioned authority to reconsider its denial. On October 14, 2008, the AAC granted permission for the construction of the tallest building of the second line, under the following conditions: that (a) Cemento Bayano assumes any liability arising from any incident or accident caused by the construction of such building; and (b) there would be no further permission for additional structures. Cemento Bayano filed an appeal with respect to both conditions considering that the construction involved building 12 additional structures. On March 13, 2009, the AAC issued an explanatory note stating that (a) should an accident occur in the Calzada Larga Airport’s perimeter, an investigation shall be conducted in order to determine the cause and further responsibility; and (b) there will be no further permission for additional structures of the same height as the tallest structure was already authorized. Therefore, additional permits may be obtained as long as the structures are lower than the tallest building, on a case-by-case analysis to be conducted by the authority. Cemento Bayano filed an authorization request for the construction of the project’s 12 remaining structures. On June 11, 2009, the AAC issued a resolution authorizing three of the 12 remaining structures and denying permits for nine additional structures above the permitted height restriction applicable to certain areas surrounding Calzada Larga Airport. On June 16, 2009, Cemento Bayano requested the above-mentioned authority to reconsider its denial. On May 20, 2010, the ACC issued a report stating that all vertical structures erected by Cemento Bayano complied with the applicable signaling and lighting requirements in order to receive the respective authorization. Nonetheless, as of March 31, 2016, the AAC had not yet issued a ruling pursuant to our request for reconsideration for the nine remaining structures, which have already been erected and are fully functional, and, therefore, we continue to monitor our request. At this stage, we are not able to determine if the AAC will issue a favorable decision to our request for reconsideration or if such denial would have a material adverse impact on our results of operations, liquidity and financial condition. We are also not able to assess the likelihood of any incident or accident occurring as a result of the construction of the second line of our cement plant and the responsibility, if any, that would be allocated to Cemento Bayano, but if any major incident or accident were to occur and if Cemento Bayano were to be held liable, any responsibility that is formally allocated to Cemento Bayano could have a material adverse impact on our results of operations, liquidity and financial condition.

Colombian Water Use Litigation. On June 5, 2010, the District of Bogotá’s Environmental Secretary (Secretaría Distrital de Ambiente de Bogotá) (the “Environmental Secretary”), issued a temporary injunction suspending all mining activities at CEMEX Colombia’s El Tunjuelo quarry, located in Bogotá, Colombia. As part of the temporary injunction, Holcim Colombia and Fundación San Antonio (local aggregates producers which also have mining activities located in the same area as the El Tunjuelo quarry) were ordered to suspend mining activities in that area. The Environmental Secretary alleged that during the past 60 years, CEMEX Colombia and the other companies illegally changed the course of the Tunjuelo River, used the percolating waters without permission and improperly used the edge of the river for mining activities. In connection with the temporary injunction, on June 5, 2010, CEMEX Colombia received a formal notification from the Environmental Secretary informing it of the initiation of proceedings to impose fines against CEMEX Colombia. CEMEX Colombia has requested that the temporary injunction be revoked, arguing that its mining activities are supported by all authorizations required pursuant to the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and authorized by the Ministry of Environment and Sustainable Development (Ministerio de Ambiente y Desarrollo Sostenible). On June 11, 2010, the local authorities in Bogotá, in compliance with the Environmental Secretary’s decision, sealed off the mine to machinery and prohibited the extraction of our aggregates inventory. Although there is not an official quantification of the possible fine, the District of Bogotá’s environmental secretary has publicly declared that the fine could be as much as 300 billion Colombian Pesos (approximately U.S.$99.26 million as of March 31, 2016, based on an exchange rate of 3,022.35 Colombian Pesos to U.S.$1.00). The temporary injunction does not currently compromise the production and supply of ready-mix concrete to any of our clients in Colombia. At this stage, as of March 31, 2016, we are not able to assess the likelihood of an adverse result, but if adversely resolved, it could have a material adverse impact on our results of operations, liquidity and financial condition.

Israeli Class Action Litigation. On June 21, 2012, one of our subsidiaries in Israel was notified about an application for the approval of a class action suit against it. The application was filed by a homeowner who built his house with concrete supplied by our Israeli subsidiary in October 2010 (a same application was filed against three other companies by the same legal representative). According to the application, the plaintiff claims that the concrete supplied to him did not meet with the “Israel Standard for Concrete Strength No. 118” and that, as a result, our Israeli subsidiary acted unlawfully toward all of its customers who requested a specific type of concrete but that received concrete that did not comply with Israeli standard requirements. As per the application, the plaintiff claims that the supply of the alleged non-conforming concrete has caused financial and non-financial damages to those customers, including the plaintiff. We presume that the class action would represent the claim of all the clients who purchased the alleged non-conforming concrete from our Israeli subsidiary during the past seven years, the limitation period according to applicable laws in Israel. The damages that could be sought amount to approximately 276 million Israeli Shekels (approximately U.S.$73.29 million as of March 31, 2016, based on an exchange rate of 3.766 Israeli Shekels to U.S.$1.00). Our Israeli subsidiary submitted a formal response to the corresponding court. Both parties presented their preliminary arguments. In a hearing held on December 20, 2015, the preliminary proceeding was completed and the court set dates for hearing evidence on May 8, 10 and 16, 2016. In addition, the court decided to join together all claims against all four companies, including our subsidiary in Israel, in order to simplify and shorten court proceedings, however, it should be mentioned that the court had not formally decided to join together all claims. As of March 31,

2016, our subsidiary in Israel is not able to assess the likelihood of the class action application being approved or, if approved, of an adverse result, such as an award for damages in the full amount that could be sought, but if adversely resolved, we do not believe the final resolutions would have a material adverse impact on our results of operations, liquidity and financial condition.

Egypt Share Purchase Agreement. On April 7, 2011 and March 6, 2012, lawsuits seeking, among other things, the annulment of the share purchase agreement entered into by and between CEMEX and state-owned Metallurgical Industries Company (the “Holding Company”) in November 1999 pursuant to which CEMEX acquired a controlling interest in ACC (the “Share Purchase Agreement”), were filed by different plaintiffs, including 25 former employees of ACC, before the 7th and 8th Circuits of Cairo’s State Council Administrative Judiciary Court, respectively. Hearings in both cases were adjourned in order for the State Commissioner Authority (“SCA”) to prepare the corresponding reports to be submitted for the consideration of the 7th and 8th Circuits of Cairo’s State Council Administrative Judiciary Court. During March 2015, the SCA submitted the relevant reports recommending, in both cases, that the 7th and 8th Circuits of Cairo’s State Council Administrative Judiciary Court stays the proceedings until the High Constitutional Court pronounces itself with regards to the challenges against the constitutionality of the Presidential Decree on Law No. 32 of 2014 (“Law 32/2014”). A hearing was held on October 13, 2015 before the 8th Circuit of Cairo’s State Council Administrative Judiciary Court in which the SCA’s report was reviewed and the case was adjourned to January 26, 2016 for passing judgment. At the session held on January 26, 2016, the 8th Circuit of Cairo’s State Council Administrative Judiciary Court issued a judgment ruling for the dismissal of this case considering the plaintiff’s lack of standing. The legal prescription period for the plaintiff to challenge the judgment before the High Administrative Court of 60 calendar days from the date of issuance of the judgment has expired without the plaintiff filing a judgment. Accordingly, the January 26, 2016 judgment issued by the 8th Circuit of Cairo’s State Council Administrative Judiciary Court is final and definitive. At a session held on September 3, 2015, the 7th Circuit of Cairo’s State Council Administrative Judiciary Court accepted the SCA’s report recommendation and ruled for staying the proceedings until the High Constitutional Court pronounces itself with regards to the challenges against the constitutionality of Law 32/2014. As of March 31, 2016, we are not able to assess the likelihood of an adverse resolution regarding this lawsuit filed before the 7th Circuit of Cairo’s State Council Administrative Judiciary Court, but if adversely resolved, we do not believe the resolution in the first instance would have an immediate material adverse impact on our results of operations, liquidity and financial condition as there are different legal recourses that we could take. However, if we exhaust all legal recourses available to us, a final adverse resolution of this matter could have a material adverse impact on our operations, liquidity and financial condition.

Regarding a different lawsuit submitted to a First Instance Court in Assiut, Egypt and notified to ACC on May 23, 2011, on September 13, 2012, the first instance court of Assiut, Egypt issued a judgment (the “First Instance Judgment”) to (i) annul the Share Purchase Agreement; and (ii) reinstate former employees to their former jobs at ACC. The First Instance Judgment was notified to ACC on September 19, 2012. On October 18, 2012, ACC filed an appeal against the First Instance Judgment, which was followed by the Holding Company’s appeal filed on October 20, 2012 before the Appeal Court in Assiut, Egypt (the “Appeal Court”). At a November 17, 2013 hearing, the Appeal Court decided to join the appeals filed by ACC and the Holding Company and adjourned the session to January 20, 2014 to render judgment. On January 20, 2014, the Appeal Court issued a judgment (the “Appeal Judgment”) accepting both appeals, revoking the First Instance Judgment, ruling for non-qualitative jurisdiction of the first instance court to review the case and referred the matter to the administrative court in Assiut, Egypt (the “Assiut Administrative Court”) for a hearing to be held on March 16, 2014. This hearing was subsequently rescheduled to May 17, 2014 and ultimately was not held because the case file had not been completed on time in order for it to be referred to the Assiut Administrative Court. The SCA submitted a report recommending that the Assiut Administrative Court to declare itself incompetent to review this case and to refer it to the Assiut Administrative Judiciary Court (the “Assiut Administrative Judiciary Court”). The Assiut Administrative Court scheduled a new hearing for October 11, 2014 to review the case. On October 15, 2014, the Assiut Administrative Court ruled for its non-jurisdiction to review the case and referred the case to the Assiut Administrative Judiciary Court. On December 11, 2014, ACC filed an appeal against the Assiut Administrative Court ruling requesting that its enforcement be suspended until a judgment is issued on the appeal filed before the Cassation Court on March 12, 2014 (the “Appeal”). On February 10, 2015 and March 17, 2015, hearings were held before the Assiut Administrative Judiciary Court’s SCA in which the SCA decided to adjourn in order to prepare the corresponding report to be submitted for the consideration of the Assiut Administrative Judiciary Court. On October 2015, the SCA issued a report recommending mainly that due to the absence of geographical jurisdiction to review the case, it should be referred to the 7th Circuit of “Economic and Investment Disputes” of Cairo’s State Council Administrative Judiciary Court. The Assiut Administrative Judiciary Court held a hearing for the case on February 24, 2016, in which it decided to refer the case to the First Circuit (formerly 7th Circuit) of “Economic and Investment Disputes” of Cairo’s State Council Administrative Judiciary Court. In a session held on February 11, 2016 in order to review the Appeal, the Assiut Administrative Judiciary Court decided to refer the case to the First Circuit of Cairo’s State Council Administrative Judiciary Court. As of March 31, 2016, ACC has not been notified of a session before the First Circuit of Cairo’s State Council Administrative Judiciary Court in order to review the referred case.

On March 12, 2014, ACC filed a challenge before the Cassation Court against the part of the Appeal Judgment that refers to the referral of the case to the Assiut Administrative Court and payment of the appeal expenses and attorney fees, and requested a suspension of the Appeal Judgment execution with respect to these matters until the Cassation Court renders its judgment (the “Challenge”). A hearing has been scheduled for April 12, 2016 in order to review the Challenge’s summary request only, which requests the Cassation Court to stay the execution of part of the Appeal Judgment regarding the referral of the case to the Assiut Administrative Court and payment of the appeal expenses and attorney fees. As of March 31, 2016, we are not able to assess the likelihood of an adverse resolution regarding the Challenge, but if adversely resolved, we do not believe the resolution would have an immediate material adverse impact on our results of operations, liquidity and financial condition as there are different recourses that we could take. However, if we exhaust all legal recourses available to us, a final adverse resolution of this matter could have a material adverse impact on our operations, liquidity and financial condition.

Also, on February 23, 2014, three plaintiffs filed a lawsuit before the Assiut Administrative Judiciary Court requesting the cancellation of the resolutions taken by the Holding Company’s shareholders during the extraordinary general shareholders meeting pursuant to which it was agreed to sell ACC’s shares and enter into the Share Purchase Agreement in 1999. A hearing held on May 17, 2014 was adjourned in order for the SCA to prepare a report to be submitted for the consideration of the Assiut Administrative Judiciary Court. On September 4, 2014, ACC received the report issued by the SCA which is non-binding to the Assiut Administrative Judiciary Court. On December 11, 2014, the Assiut Administrative Judiciary Court resolved to refer the case to the 7th Circuit of Cairo’s State Council Administrative Judiciary Court. The 7th Circuit of Cairo’s State Council Administrative Judiciary Court decided to adjourn to July 25, 2015 in order to review the parties’ pleadings. On this hearing held on July 25, 2015, the 7th Circuit of Cairo’s State Council Administrative Judiciary Court adjourned the case to September 3, 2015 for passing judgment. At the session held on September 3, 2015, the 7th Circuit of Cairo’s State Council Administrative Judiciary Court ruled for staying the proceedings until the High Constitutional Court pronounces itself with regards to the challenges against the constitutionality of Law No.32/2014. As of March 31, 2016, we do not have sufficient information to assess the likelihood of the 7th Circuit of Cairo’s State Council Administrative Judiciary Court cancelling the resolutions adopted by the Holding Company’s shareholders, or, if such shareholders’ resolutions are cancelled, how would such cancellation affect us, but if adversely resolved, we do not believe the resolution in this first instance would have an immediate material adverse impact on our results of operations, liquidity and financial condition as there are different legal recourses that we could take. However, if we exhaust all legal recourses available to us, a final adverse resolution of this matter could have a material adverse impact on our operations, liquidity and financial condition.

On April 22, 2014, Law 32/2014, which regulates legal actions to challenge agreements entered into by the Egyptian State (including its ministries, departments, special budget entities, local administrative units, authorities and state-participated companies) and third parties, was published in the Official Gazette, becoming effective as of April 23, 2014, but subject to its presentation, discussion and approval by the House of Representatives 15 days after it holds its first session. As per the provisions of Law 32/2014, and considering certain exceptions, only the parties to these agreements have standing to challenge the validity of an agreement. As of March 31, 2016, several constitutional challenges have been filed against Law 32/2014 before the High Constitutional Court. During October and November 2015, parliamentary elections to the House of Representatives took place and the elected House of Representatives started to hold its sessions on January 10, 2016, as expected, and Law 32/2014 was discussed and ratified on January 20, 2016, as legally required. As of March 31, 2016, we are not able to assess if the High Constitutional Court will dismiss Law 32/2014, but if the High Constitutional Court dismisses Law 32/2014, this could adversely impact the ongoing matters regarding the Share Purchase Agreement, which could have a material adverse impact on our operations, liquidity and financial condition.

South Louisiana Flood Protection Authority-East Claim. On July 24, 2013 a Petition for Damages and Injunctive Relief was filed by the South Louisiana Flood Protection Authority-East (“SLFPAE”) in the Civil District Court for the Parish of Orleans, State of Louisiana, against approximately 100 defendants, including CEMEX, Inc. SLFPAE is seeking compensation for and the restoration of certain coastal lands near New Orleans alleged to have been damaged by activities related to oil and gas exploration and production since the early 1900’s. CEMEX, Inc., which was previously named Southdown, Inc., may have acquired liabilities, to the extent there may be any, in connection with oil and gas operations that were divested in the late 1980’s. The matter was removed to the United States District Court for the Eastern District of Louisiana (the “Louisiana District Court”) and a motion by the Plaintiffs to remand to State Court was denied. In addition, on June 6, 2014, Louisiana Senate Bill No. 469 was enacted into Act No. 544 (“Act 544”) which prohibits certain state or local governmental entities such as the SLFPAE from initiating certain causes of action including the claims asserted in this matter. The effect of Act 544 on the pending matter has yet to be determined by the Louisiana District Court. Further, CEMEX, Inc. was dismissed without prejudice by the plaintiffs. On February 13, 2015, the Louisiana District Court dismissed the plaintiffs’ claims with prejudice. On February 27, 2015, the plaintiffs appealed this ruling. As of March 31, 2016, we cannot assess the likelihood of an adverse result or, because of the number of defendants, the potential damages which could be borne by CEMEX, Inc., if any, or if such damages, if any, would have a material adverse impact on our results of operations, liquidity and financial condition.

Maceo, Colombia Legal Proceedings. Regarding the new cement plant being built by CEMEX Colombia in the Antioquia department of the Municipality of Maceo, Colombia, the transaction pursuant to which CEMEX Colombia was to receive the transfer of the land, mining rights and benefits of the free tax zone in which the new cement plant is being built has been put on hold by the Colombian authorities as a result of legal proceedings against one of the former shareholders of the transferee. As a result, and while the legal proceedings take place, CEMEX Colombia has joined such legal proceedings as an affected third party and has also signed a lease agreement with the government of Colombia that allows CEMEX Colombia to continue the use of the property and advance the construction of the new cement plant while the legal proceedings are resolved, which could take until the first half of 2016. CEMEX Colombia has adopted legal measures in order to protect its investments in the development of the cement plant, which as of March 31, 2016 are quantified at approximately U.S.$185 million. As of March 31, 2016, we are not able to assess the likelihood of the Colombian authorities issuing an adverse resolution regarding the transferee’s rights to dispose of the land, mining rights and benefits of the free tax zone, and, if CEMEX Colombia receives an adverse resolution and exhausts all legal recourses available against the adverse resolution, and if the lease agreement entered into with the government of Colombia cannot be extended, then the adverse resolution and the lease not being renewed could have a material adverse impact on our results of operations, liquidity and financial condition.

Quarry matter in France. One of our subsidiaries in France, CEMEX Granulats Rhône Méditerranée (“CEMEX Granulats”), is a party to a contract signed in 1990 (the “Quarry Contract”) with SCI La Quinoniere (“SCI”) pursuant to which CEMEX Granulats has drilling rights in order to extract reserves and do quarry remediation at a quarry in the Rhone region of France. In 2012, SCI filed a claim against CEMEX Granulats for breach of the Quarry Contract, requesting the rescission of the Quarry Contract and damages plus interest, totaling an aggregate amount of approximately €55 million (approximately U.S.$62.61 million as of March 31, 2016, based on an exchange rate of €0.8785 to U.S.$1.00), resulting from CEMEX Granulats having partially filled the quarry allegedly in breach of the terms of the Quarry Contract. After many hearings, the parties expect to be formally notified during April or May 2016 about the judgment to be issued by the corresponding court in Lyon, France. SCI or CEMEX Granulats will have one month after the formal notification of the judgment to file an appeal. While CEMEX Granulats has maintained throughout the legal proceedings that it has not breached the Quarry Contract and that the corresponding Rhone region administrative authority had issued a decree ordering that the quarry had to be partially filled, if an adverse judgment from the corresponding court is notified to CEMEX Granulats and if CEMEX Granulats also receives an adverse result to any appeals or any subsequent recourses it could file, as of March 31, 2016 we consider that an adverse resolution on this matter would have a material adverse impact on our results of operations, liquidity and financial condition.

As of March 31, 2016, we are involved in various legal proceedings involving, but not limited to, product warranty claims, environmental claims, claims regarding the procurement and supply of products, indemnification claims relating to divestments and acquisitions and similar types of claims brought against us that have arisen in the ordinary course of business. We believe we have made adequate provisions to cover both current and contemplated general and specific litigation risks, and we believe these matters will be resolved without any significant effect on our operations, financial position and results of operations. We are sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss. However, for a limited number of ongoing legal proceedings, we may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believe that disclosure of such information on a case-by-case basis would seriously prejudice our position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, we have disclosed qualitative information with respect to the nature and characteristics of the contingency, but have not disclosed the estimate of the range of potential loss.

Item 4A—Unresolved Staff Comments

Not applicable.

Item 5—Operating and Financial Review and Prospects

Cautionary Statement Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our subsidiaries, include:

•	the cyclical activity of the construction sector;

•	our exposure to other sectors that impact our business, such as, but not limited to, the energy sector;

•	competition;

•	general political, economic and business conditions in the markets in which we operate or that affect our operations;

•	the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations;

•	our ability to satisfy our obligations under our material debt agreements, the indentures that govern our Senior Secured Notes and our other debt instruments;

•	the impact of our below investment grade debt rating on our cost of capital;

•	our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives and implement our global pricing initiatives for our products;

•	the increasing reliance on information technology infrastructure for our invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks;

•	weather conditions;

•	natural disasters and other unforeseen events; and

•	the other risks and uncertainties described under “Item 3—Key Information—Risk Factors” and elsewhere in this annual report.

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

The following table sets forth selected consolidated financial information as of December 31, 2015 and 2014 and for each of the three years ended December 31, 2015 by principal geographic segment expressed as an approximate percentage of our total consolidated group. We operate in countries and regions with economies in different stages of development and structural reform and with different levels of fluctuation in exchange rates, inflation and interest rates. These economic factors may affect our results of business, financial conditions and results of operations, depending upon the depreciation or appreciation of the exchange rate of each country and region in which we operate compared to the Mexican Peso and the rate of inflation of each of these countries and regions.

	Net Sales For the Period Ended December 31,			Operating Earnings Before Other Expenses, Net For the Period Ended December 31,			Total Assets at December 31,
	2013(1)	2014(1)	2015(1)	2013(2)	2014(2)	2015 (2)	2014(2)	2015(2,3)
Mexico	20%	23%	20%	53%	51%	48%	15%	14%
United States	21%	22%	26%	(15)%	(2)%	9%	44%	49%
Northern Europe
United Kingdom	7%	8%	8%	1%	3%	6%	6%	6%
Germany	7%	6%	3%	1%	1%	1%	2%	1%
France	7%	6%	5%	4%	2%	1%	3%	3%
Rest of Northern Europe	4%	4%	4%	2%	2%	2%	3%	3%
The Mediterranean
Spain	2%	2%	3%	(1)%	(1)%	2%	4%	4%
Egypt	3%	3%	3%	10%	10%	5%	2%	2%
Rest of the Mediterranean	4%	4%	4%	4%	4%	4%	2%	2%
SAC
Colombia	6%	6%	5%	26%	20%	13%	3%	4%
Rest of SAC	8%	7%	8%	20%	19%	16%	4%	4%
Asia
Philippines	2%	3%	3%	4%	5%	7%	2%	2%
Rest of Asia	1%	1%	1%	—	—	—	—	—
Corporate and Other Operations	8%	5%	7%	(9)%	(13)%	(14)%	10%	6%
Continuing operations	204,102	225,299	245,254	19,280	21,884	26,750	514,961	538,818
Discontinued operations	5,404	5,673	5,502	224	299	350	—	3,446
Eliminations	(13,845)	(20,949)	(19,568)	—	—	—	—	—

Consolidated	195,661	210,023	231,188	19,504	22,183	27,100	514,961	542,264

(1)	Percentages by reporting segment are determined before eliminations resulting from consolidation.
(2)	Percentages by reporting segment are determined after eliminations resulting from consolidation.
(3)	Total assets at December 31, 2015 excludes assets of our Austria and Hungary discontinued operations. See note 4A to our consolidated financial statements included elsewhere in this annual report.

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

The main items subject to estimates and assumptions by management include, among others, impairment tests of long-lived assets, allowances for doubtful accounts and inventories, recognition of deferred income tax assets, uncertain tax positions, as well as the measurement of financial instruments at fair value, asset retirement obligations, emission rights and the assets and liabilities related to employee benefits. Significant judgment by management is required to appropriately assess the amounts of these assets and liabilities.

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

Our effective income tax rate is determined by dividing the line item Income tax in our consolidated statements of operations, which is comprised by current and deferred income tax benefit or expense for the period, into the line item Gain (loss) before income tax. This effective tax rate is further reconciled to our statutory tax rate applicable in Mexico and is presented in note 19C to our 2015 audited consolidated financial statements included elsewhere in this annual report. During the reported periods, CEMEX has experienced consolidated losses before income tax. In any given period where a loss before income tax is reported, the reference statutory tax rate applicable in Mexico to which CEMEX reconciles its effective income tax rate is shown as a negative percentage. A significant effect in CEMEX’s effective tax rate, and consequently in the aforementioned reconciliation of CEMEX’s effective tax rate, relates to the difference between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates. For the years ended December 31, 2015, 2014 and 2013, the statutory tax rates in CEMEX’s main operations were as follows:

Country	2013	2014	2015
Mexico	30.0%	30.0%	30.0%
United States	35.0%	35.0%	35.0%
United Kingdom	23.3%	21.5%	20.3%
France	38.0%	38.0%	38.0%
Germany	29.8%	29.8%	29.8%
Spain	30.0%	30.0%	28.0%
Philippines	30.0%	30.0%	30.0%
Colombia	34.0%	34.0%	39.0%
Egypt	25.0%	30.0%	22.5%
Switzerland	23.5%	9.6%	9.6%
Others	10.0% - 39.0%	10.0% - 39.0%	7.8% - 39.0%

CEMEX’s current and deferred income tax amounts included in our consolidated statements of operations are highly variable, and are subject, among other factors, to the amounts of taxable income determined in each jurisdiction in which CEMEX operates. Such amounts of taxable income depend on factors such as sale volumes and prices, costs and expenses, exchange rates fluctuations and interest on debt, among others. See our discussion of operations included elsewhere in this “Item 5—Operating and Financial Review and Prospects.”

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

Derivative financial instruments are recognized as assets or liabilities in the balance sheet at their estimated fair values, and the changes in such fair values are recognized in the statements of operations within “Other financial (expense) income, net” for the period in which they occur, except for changes in the fair value of derivative instruments associated with cash flow hedges, in which case, such changes in fair value are recognized in stockholders’ equity, and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials, fuel and commodities. Likewise, in hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result, which reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, we have not designated any derivative instruments in fair value hedges. See note 16D to our 2015 audited consolidated financial statements included elsewhere in this annual report. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, we believe the risk of non-performance of the obligations agreed to by such counterparties to be minimal.

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

The concept of exit value is premised on the existence of a market and market participants for the specific asset or liability. When there is no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. A quote price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.

•	Level 2 inputs are inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded. Level 2 inputs included equity prices, certain interest rates and yield curves, implied volatility, credit spreads and other market corroborated inputs, including inputs extrapolated from other observable inputs. In the absence of Level 1 inputs CEMEX determined fair values by iteration of the applicable Level 2 inputs, the number of securities and/or the other relevant terms of the contract, as applicable.

•	Level 3 inputs are unobservable inputs for the asset or liability. We use unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples of Operating EBITDA, including risk assumptions consistent with what market participants would use to arrive at fair value.

Significant judgment and estimates by management are required to appropriately identify the corresponding level of fair value applicable to each derivative financing transaction, as well as to assess the amounts of the resulting assets and liabilities, mainly in respect of level 2 and level 3 fair values, in order to account for the effects of derivative financial instruments in the financial statements. See note 16D to our 2015 audited consolidated financial statements included elsewhere in this annual report.

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

Impairment of long-lived assets

Our balance sheet reflects significant amounts of long-lived assets (including property, machinery and equipment, goodwill, intangible assets of definite life and other investments) associated with our operations throughout the world. Many of these amounts have resulted from past acquisitions, which have required us to reflect these assets at their fair market values at the dates of acquisition. According to their characteristics and the specific accounting rules related to them, we assess the recoverability of our long-lived assets at least once a year, normally during the fourth quarter, as is the case for goodwill, or whenever events or circumstances arise that we believe trigger a requirement to review such carrying values, as is the case with property, machinery and equipment and intangible assets of definite life.

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

CEMEX does not have intangible assets of indefinite life other than goodwill. As mentioned above, goodwill is tested for impairment when required due to significant adverse changes or at least once a year, during the last quarter of such year, by determining the recoverable amount of the group of cash-generating units (“CGUs”) to which goodwill balances have been allocated, which consists of the higher of such group of CGUs fair value, less cost to sell and its value in use, represented by the discounted amount of estimated future cash flows to be generated by such CGUs to which goodwill has been allocated. Other intangible assets of indefinite life may be tested at the CGU or group of CGUs level, depending on their allocation. We determine discounted cash flows generally over periods of five years. In specific circumstances, when, according to our experience, actual results for a given cash-generating unit do not fairly reflect historical performance and most external economic variables provide us with confidence that a reasonably determinable improvement in the mid-term is expected in their operating results, management uses cash flow projections over a period of up to ten years, to the point in which future expected average performance resembles the historical average performance and to the extent we have detailed, explicit and reliable financial forecasts and is confident and can demonstrate its ability, based on past experience, to forecast cash flows accurately over that longer period. If the value in use of a group of CGUs to which goodwill has been allocated is lower than its corresponding carrying amount, we determine the fair value of our reporting units using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions, among others. An impairment loss under IFRS is recognized within other expenses, net, if the recoverable amount is lower than the net book value of the group of CGUs to which goodwill has been allocated. Impairment charges recognized on goodwill are not reversed in subsequent periods.

For the years ended December 31, 2013, 2014 and 2015, the geographic segments we reported in note 4B to our 2015 audited consolidated financial statements included elsewhere in this annual report represent our groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment. In arriving at this conclusion, we considered: (a) that after the acquisition, goodwill was allocated at the level of the geographic operating segment; (b) that the operating components that comprise the reported segment have similar economic characteristics; (c) that the reported segments are used by us to organize and evaluate its activities in its internal information system; (d) the homogenous nature of the items produced and traded in each operative component, which are all used by the construction industry; (e) the vertical integration in the value chain of the products comprising each component; (f) the type of clients, which are substantially similar in all components, (g) the operative integration among components; and (h) the compensation system of specific county is based on the consolidated results of the geographic segment and not on the particular results of the components. In addition, the country level represents the lowest level within CEMEX at which goodwill is monitored for internal management purposes.

Significant judgment by management is required to appropriately assess the fair values and values in use of these assets. Impairment tests are significantly sensitive to, among other factors, the estimation of future prices of our products, the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets as well as the discount rates and the growth rates in perpetuity applied. For purposes of estimating future prices, we use, to the extent available, historical data plus the expected increase or decrease according to information issued by trusted external sources, such as national construction or cement producer chambers and/or in governmental economic expectations. Operating expenses are normally measured as a constant proportion of revenues, following past experience. However, such operating expenses are also reviewed considering external information sources in respect to inputs that behave according to international prices, such as gas and oil. We use specific pre-tax discount rates for each group of CGUs to which goodwill is allocated, which are applied to pre-tax cash flows. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rate in perpetuity applied. Likewise, the amounts of discounted estimated future cash flows are significantly sensitive to the weighted average cost of capital (discount rate) applied. The higher the growth rate in perpetuity applied, the higher the amount obtained of undiscounted future cash flows by group of CGUs obtained. Conversely, the higher the discount rate applied, the lower the amount obtained of discounted estimated future cash flows by group of CGUs obtained. Additionally, we monitor the useful lives assigned to these long-lived assets for purposes of depreciation and amortization, when applicable. This determination is subjective and is integral to the determination of whether impairment has occurred.

During the last quarter of 2013, 2014 and 2015, we performed our annual goodwill impairment test. Based on these analyses, we did not determine impairment losses of goodwill in any of the reported periods. See note 15C to our 2015 audited consolidated financial statements included elsewhere in this annual report.

Pretax discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances in 2013, 2014 and 2015 are as follows:

	Discount rates			Growth rates
Reporting units	2013	2014	2015	2013	2014	2015
United States	9.8%	8.7%	8.6%	2.5%	2.5%	2.5%
Spain	11.4%	10.1%	9.9%	2.3%	2.0%	1.9%
Mexico	10.9%	9.7%	9.6%	3.8%	3.8%	3.5%
Colombia	10.9%	9.7%	9.8%	4.2%	3.0%	4.0%
France	10.7%	9.2%	9.0%	1.7%	1.7%	1.6%
United Arab Emirates	12.2%	10.4%	10.2%	3.4%	3.4%	3.6%
United Kingdom	10.5%	9.0%	8.8%	2.1%	2.4%	2.3%
Egypt	13.0%	11.6%	12.5%	4.0%	4.0%	4.6%
Range of discount rates in other countries	11.0%—12.3%	9.2%—14.0%	9.0%—13.8%	2.4%—5.0%	2.1%—4.9%	2.4%—4.3%

As of December 31, 2015, the discount rates we used in our cash flow projections generally remained almost flat in most cases as compared to the values determined in 2014. Among other factors, the funding cost observed in the industry increased from 6.1% in 2014 to 6.9% in 2015, while the risk-free rate increased from 3.1% in 2014 to 3.2% in 2015. Nonetheless, these increases were offset by reductions in 2015 in the country-specific sovereign yields in the majority of the countries where we operate. As of December 31, 2014, the discount rates decreased as compared to 2013 mainly as a result of the reduction of the funding cost as compared to the prior year and the reduction in the risk-free rate, significant assumptions in the determination of the discount rates. In respect to long-term growth rates, following general practice under IFRS, we use country specific rates, which are mainly obtained from the Consensus Economics, a compilation of analysts’ forecast worldwide, or from the International Monetary Fund when the first are not available for a specific country.

In connection with our assumptions included in the table above, as of December 31, 2013, 2014 and 2015, we performed sensitivity analyses to changes in assumptions, affecting the value in use of all groups of cash-generating units with an independent reasonable possible increase of 1% in the pre-tax discount rate, and an independent possible decrease of 1% in the long-term growth rate. In addition, we performed cross-check analyses for reasonableness of our results using multiples of Operating EBITDA. In order to arrive at these multiples, which represent a reasonableness check of our discounted cash flow models; we determined a weighted average of multiples of Operating EBITDA to enterprise value observed in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of cash-generating units to which goodwill has been allocated. As of December 31, 2014 and 2015, we considered an industry weighted average Operating EBITDA multiple of 9.5 and 9.0, respectively. Our own EBITDA multiples to enterprise value as of the same dates were 10.9 times in 2014 and 8.7 times in 2015. The lowest multiple observed in our benchmark as of December 31, 2014 and 2015 was 6.0 times and 5.8 times, and the highest was 16.4 times and 18.0 times, respectively.

As of December 31, 2015 and 2014, none of our sensitivity analyses resulted in a relative impairment risk in our operating segments.

Nonetheless, we continually monitor the evolution of the specific cash-generating units to which goodwill has been allocated and, in the event that the relevant economic variables and the related cash flows projections would be negatively affected, it may result in a goodwill impairment loss in the future.

We maintain a market capitalization significantly lower than our levels prior to the 2008 global crisis, which we believe is due to several factors such as: a) the slower recovery of the construction industry in the United States, one of our main markets, which suffered one of the deepest recessions since the Great Depression, which also significantly affected our operations in key countries and regions such as Mexico, Northern Europe and the Mediterranean, and consequently our overall generation of cash flows; b) our significant amount of consolidated debt, which generates uncertainty in the markets regarding our ability to meet our financial obligations; and c) the generalized capital outflows from emerging markets, such as Mexico and Colombia, mainly due to high volatility generated by risk aversion in the global financial markets, to safer assets in developed countries such as the United States. In

Dollar terms, our market capitalization as of December 31, 2015 was approximately U.S.$7.4 billion (Ps126.8 billion), reflecting a decrease of approximately 41% in 2015 as compared to 2014, mainly as a result of the continuing significant depreciation of the emerging markets currencies against the Dollar in 2015, which intensified in the second half of the year, driven by the material reduction in international oil prices, uncertainty generated by the pace and timing of actions to increase interest rates in the United States, China growth concerns, lower global growth expectations and the uncertainty of CEMEX’s income in Dollar terms from its operations in emerging markets such as Mexico and Colombia, countries with important dependence on oil revenues in government budgets, which may result in the cancellation or delay of government infrastructure projects. Our market capitalization decreased approximately 6% in 2014 compared to 2013, to approximately U.S.$12.7 billion (Ps186.8 billion), also due to a significant depreciation of the Mexican Peso against the Dollar during the last quarter of 2014, then as part of a general appreciation of the Dollar against all major currencies in the world during such period.

As of December 31, 2015 and 2014, goodwill allocated to the United States accounted for approximately 80% and 78%, respectively, of our total amount of consolidated goodwill. In connection with our determination of value in use relative to our groups of CGUs in the United States in the reported periods, we have considered several factors, such as the historical performance of such operating segment, including operating losses in recent years, the long-term nature of our investment, the recent signs of recovery in the construction industry, the significant economic barriers for new potential competitors considering the high investment required, and the lack of susceptibility of the industry to technology improvements or alternate construction products, among other factors. We have also considered recent developments in our operations in the United States, such as the 13%, 2% and 8% increases in ready-mix concrete volumes in 2015, 2014 and 2013, respectively, and the 5%, 8% and 6% increases in 2015, 2014 and 2013, respectively, of ready-mix concrete prices, which are key drivers for cement consumption and our profitability, and which trends are expected to continue over the next few years, as anticipated in our cash flow projections.

In addition, we have significant balances of property, machinery and equipment. As of December 31, 2014 and 2015, the consolidated balances of property, machinery and equipment, net, represented approximately 39.4% and 39.5%, respectively, of our total consolidated assets. Property, machinery and equipment are tested for impairment upon the occurrence of factors, such as a significant adverse event, changes in our operating environment, changes in projected use or in technology, as well as expectations of lower operating results for each CGU, in order to determine whether their carrying amounts may not be recovered. In such cases, an impairment loss is recorded in the income statements for the period when such determination is made within “Other expenses, net.” The impairment loss of an asset results from the excess of such asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value of the asset, less costs to sell such asset, and the asset’s value in use, the latter represented by the net present value of estimated cash flows related to the use and eventual disposal of the asset. Significant judgment by management is required to appropriately assess the fair values and values in use of these assets. The main assumptions utilized to develop these estimates are a discount rate that reflects the risk of the cash flows associated with the assets evaluated and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third-party expectations of industry growth, such as governmental agencies or industry chambers of commerce. As a result of impairment tests conducted on several cash-generating units considering certain triggering events, mainly: a) the closing and/or reduction of operations of cement and ready-mix concrete plants resulting from adjusting our supply to current demand conditions, and b) the transferring of installed capacity to more efficient plants, we recognized impairment losses on property, plant and equipment, for an aggregate amount of approximately Ps1,335 million (U.S.$102 million), Ps589 million (U.S.$40 million) and Ps1,145 million (U.S.$66 million) in 2013, 2014 and 2015, respectively, and adjusted the related fixed assets to their estimated value in use in those circumstances in which the assets would continue in operation based on estimated cash flows during their remaining useful life, or to their realizable value, in case of permanent shut down.

During 2014 and 2015, the breakdown of impairment losses by country was as follows:

	For the Year Ended December 31,
	2014	2015
	(in millions of Mexican Pesos)
Spain	Ps125	Ps392
Puerto Rico	—	172
United States	108	269
Germany	19	—
Mexico	221	46
United Kingdom	59	19
Latvia	—	126
Bangladesh	14	—
Panama	—	118
Other countries	43	3

	Ps 589	Ps 1,145

See note 14 to our 2015 audited consolidated financial statements included elsewhere in this annual report.

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

Asset retirement obligations

We recognize unavoidable obligations, legal or constructive, to restore operating sites upon retirement of long-lived assets at the end of their useful lives, which are measured at the net present value of estimated future cash flows to be incurred in the restoration process, and are initially recognized against the related assets’ book value. The increase to the assets’ book value is depreciated during its remaining useful life. The increase of the liability, related to the passage of time is charged to the line item titled “Other financial expenses, net.” Adjustments to the liability for changes in estimations are recognized against fixed assets, and depreciation is modified prospectively.

Asset retirement obligations are related mainly to future costs of demolition, cleaning and reforestation, so that at the end of their operation, raw materials extraction sites, maritime terminals and other production sites are left in acceptable condition. Significant management judgment is required in assessing the estimated cash outflows that will be disbursed upon retirement of the related assets. See notes 17 and 24 to our 2015 audited consolidated financial statements included elsewhere in this annual report.

Transactions in our own stock

From time to time we have entered into various transactions involving our own stock. These transactions have been designed to achieve various financial goals but were primarily executed to give us a means of satisfying future transactions that may require us to deliver significant numbers of shares of our own stock. These transactions are described in detail in the notes to our 2015 audited consolidated financial statements included elsewhere in this annual report. We have viewed these transactions as hedges against future exposure even though they do not meet the definition of hedges under accounting principles. There is significant management judgment necessary to properly account for these transactions, as the obligations underlying the related transactions are required to be reflected at market value, with the changes in such value reflected in our income statement, including the mandatory convertible securities embedded and our optional convertible notes. These transactions raise the possibility that we could be required to reflect losses on the transactions in our own shares without having a converse reflection of gains on the transactions under which we would deliver such shares to others. See note 16D to our 2015 audited consolidated financial statements included elsewhere in this annual report.

Emission rights

In some of the countries where we operate, such as in countries of the EU, governments have established mechanisms aimed at reducing CO2 by means of which, industries releasing CO2 must submit to the environmental authorities at the end of a compliance period, emission rights for a volume equivalent to the tons of CO2 released. Since the mechanism for emissions reduction in the EU has been in operation, a certain number of emission rights based on historical levels have been granted by the environmental authorities to industries free of cost. Therefore, companies are required to buy additional emission rights to meet any deficit between actual CO2 emissions during the compliance period and emission rights held. Companies with surplus emission rights can also dispose of such surpluses in the market. In addition, the UNFCCC grants CERs to qualified CO2 emission reduction projects. CERs may be used in specified proportions to settle emission rights obligations in the EU. We actively participate in the development of projects aimed to reduce CO2 emissions. Some of these projects have been awarded with CERs.

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

The combined effect of the use of alternate fuels that help reduce the emission of CO2 and the downturn in produced cement volumes in the EU, has generated a surplus of emission rights held over the estimated CO2 emissions in recent years. During 2013, 2014 and 2015, there were no sales of emission rights.

Significant judgment by management is required to appropriately assess estimated CO2 emissions and resulting excesses or deficit of allowances.

Revenue recognition

Our consolidated net sales represent the value, before tax on sales, of products and services sold by consolidated subsidiaries as a result of ordinary activities, after the elimination of related parties transactions and are quantified at the fair value of the consideration received or receivable, decreased by any trade discounts or volume rebates granted to customers.

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

Results of Operations

Consolidation of Our Results of Operations

Our 2015 audited consolidated financial statements included elsewhere in this annual report include those subsidiaries in which we hold a controlling interest or which we otherwise control. Control exists when we have the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity in order to obtain benefits from its activities.

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

All balances and transactions between the group subsidiaries have been eliminated in consolidation.

For the periods ended December 31, 2013, 2014 and 2015, our consolidated results reflect the following transactions:

•

On August 12, 2015, we entered into an agreement with Duna-Dráva Cement for the sale of our operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia, for €231 million (approximately U.S.$251 million or

Ps4,322 million), after final adjustments for changes in cash and working capital balances as of the transfer date. The operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia, mainly consist of three cement plants with aggregate annual production capacity of approximately 2.4 million tons of cement, two aggregates quarries and seven ready-mix concrete plants. The closing of this transaction is subject to customary conditions precedent, including the approval from the relevant authorities. We expect to close the sale of our operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia during the first half of 2016. The operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia, for the years ended December 31, 2013, 2014 and 2015, included in our statements of operations, were reclassified to the single line item “Discontinued operations, net of tax.” See note 4A to our consolidated financial statements included elsewhere in this annual report.

•	On October 31, 2015, after all conditions precedent were satisfied, we completed the sale of our operations in Austria and Hungary to the Rohrdorfer Group for approximately €165.1 million (U.S.$179 million or Ps3,090 million), after final adjustments for changes in cash and working capital balances as of the transfer date. Our combined operations in Austria and Hungary consisted of 29 aggregate quarries and 68 ready-mix plants. The operations in Austria and Hungary for the ten-month period ended October 31, 2015 and the years ended December 31, 2013 and 2014, included in our statements of operations, were reclassified to the single line item “Discontinued operations,” which includes, in 2015, a gain on sale of approximately U.S.$45 million (Ps741 million). Such gain on sale includes the reclassification to the statement of operations of foreign currency translation effects accrued in equity until October 31, 2015 for an amount of approximately Ps215 million. See note 4A to our consolidated financial statements included elsewhere in this annual report.

•	On October 31, 2014, we announced that we had entered into agreements with Holcim, a global producer of building materials based in Switzerland, to complete a series of related transactions in Europe, which closed on January 5, 2015, with retrospective effect as of January 1, 2015. See note 15B to our 2015 audited consolidated financial statements included elsewhere in this annual report. As a result, (i) CEMEX acquired all of Holcim’s assets in the Czech Republic, including a cement plant, four aggregates quarries and 17 ready-mix plants for approximately €115 million (U.S.$139 million or Ps2,049 million); (ii) CEMEX sold to Holcim assets in the western region of Germany, consisting of one cement plant, two cement grinding mills, one slag granulator, 22 aggregates quarries and 79 ready-mix plants for approximately €171 million (U.S.$207 million or Ps3,047 million), while CEMEX maintained its operations in the north, east and south of Germany; and (iii) CEMEX acquired from Holcim one cement plant in the southern part of Spain, and one cement mill in the central part of Spain, among other related assets for approximately €88 million (U.S.$106 million or Ps1,562 million); we kept our other operations in Spain. In connection with these transactions, in January 2015 CEMEX made a final payment in cash, after combined debt and working capital adjustments, of approximately €33 million (U.S.$40 million or Ps594 million).

Selected Consolidated Statement of Operations Data

The following table sets forth our selected consolidated statement of operations data for each of the three years ended December 31, 2013, 2014 and 2015 expressed as a percentage of net sales.

	Year Ended December 31,
	2013	2014	2015
Net sales	100%	100%	100%
Cost of sales	(68.6)	(67.7)	(66.6)

Gross profit	31.4	32.3	33.4

Administrative and selling expenses	(13.2)	(12.2)	(12.2)
Distribution expenses	(8.0)	(9.3)	(9.3)

Total administrative, selling and distribution expenses	(21.2)	(21.6)	(21.5)

Operating earnings before other expenses, net	10.1	10.7	11.8

Other expenses, net	(2.6)	(2.5)	(1.3)

Operating earnings	7.6	8.2	10.5

Financial expense	(10.5)	(10.5)	(8.8)
Other financial (expense) income, net	0.9	1.2	(0.5)
Equity in gain of associates	0.1	0.1	0.3

Earnings (loss) before income tax	(1.9)	(0.9)	1.5

Income taxes	(3.2)	(1.9)	(1.0)

Net income (loss) from continuing operations	(5.1)	(2.8)	0.5

Discontinued operations, net of tax	0.1	0.1	0.4

Consolidated net income (loss)	(5.0)	(2.8)	0.9

Non-controlling interest net income	0.6	0.5	0.4

Controlling interest net income (loss)	(5.7)	(3.3)	0.5

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2015 compared to the year ended December 31, 2014 in our domestic cement and ready-mix concrete sales volumes, as well as export sales volumes of cement and domestic cement and ready-mix concrete average sales prices for each of our geographic segments. The table below and the other volume data presented by geographic segment in this “Selected Consolidated Statement of Operations Data” section are presented before eliminations resulting from consolidation (including those shown on note 4B to our 2015 audited consolidated financial statements included elsewhere in this annual report).

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Sales Prices in Local Currency(1)
Geographic Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
Mexico	+1%	-5%	-45%	+10%	+7%
United States	+2%	+13%	—	+6%	+5%
Northern Europe
United Kingdom	+7%	-2%	—	+4%	+5%
Germany	-47%	-45%	-24%	+7%	+2%
France	—	-5%	—	—	-2%
Rest of Northern Europe(2)	+28%	+14%	-17%	-22%	-17%
Mediterranean
Spain	+35%	-18%	+19%	+1%	+12%
Egypt	-9%	+48%	—	-5%	+12%
Rest of the Mediterranean(3)	-14%	+3%	+78%	-1%	-6%
South, Central America and the Caribbean
Colombia	-9%	-3%	—	+8%	+6%
Rest of SAC	Flat	-2%	+3%	-5%	-1%
Asia
Philippines	+21%	—	-11%	+3%	—
Rest of Asia	-5%	-11%	—	-7%	-15%

“—” = Not Applicable

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Northern Europe and Rest of the Mediterranean regions, in which they are translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms (except for the Rest of Northern Europe and Rest of the Mediterranean regions, in which they represent the weighted average change of prices in Euros) based on total sales volumes in the region.
(2)	On October 31, 2015, we completed the sale of our operations in Austria and Hungary. See “Item 4—Information on the Company—Sale of our Operations in Austria and Hungary.” Our consolidated statements of operations present the results of our operations in Austria and Hungary, net of income tax, for the ten-month period ended October 31, 2015 and the years ended December 31, 2014 and 2013 in a single line item as “Discontinued operations.” See note 4A to our audited consolidated financial statements included elsewhere in this annual report.
(3)	On August 12, 2015, we entered into an agreement with Duna-Dráva Cement for the sale of our operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia. See “Item 4—Information on the Company—Sale of our Operations in South-East Europe.” Our consolidated statements of operations present the results of our operations in Croatia, net of income tax, for the twelve-month periods ended December 31, 2015, 2014 and 2013 in a single line item as “Discontinued operations.” See note 4A to our audited consolidated financial statements included elsewhere in this annual report.

On a consolidated basis, our cement sales volumes increased approximately 1%, from 65.6 million tons in 2014 to 66.0 million tons in 2015, and our ready-mix concrete sales volumes decreased approximately 1%, from 53.6 million cubic meters in 2014 to 52.9 million cubic meters in 2015. Our net sales increased approximately 10.4%, from Ps204,402 million in 2014 to Ps225,742 million in 2015, and our operating earnings before other expenses, net increased approximately 22.2%, from Ps21,884 million in 2014 to Ps26,750 million in 2015. The following tables present selected financial information of net sales and operating earnings before other expenses, net for each of our geographic segments for the years ended December 31, 2015 and 2014. The net sales information in the table below is presented before eliminations resulting from consolidation (including those shown in note 4B to our 2015 audited consolidated financial statements included elsewhere in this annual report). Variations in net sales determined on the basis of Mexican Pesos include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Mexican Peso; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations Net of inflation effect	Variation in Mexican Pesos	Net Sales For the Year Ended
				2014	2015
	(in millions of Mexican Pesos)
Mexico	-2%	—%	-2%	Ps 51,412	Ps 50,260
United States	+7%	+21%	+28%	49,127	63,002
Northern Europe
United Kingdom	+7%	+11%	+18%	17,071	20,227
Germany	-41%	—	-41%	14,138	8,285
France	-6%	-1%	-7%	12,914	12,064
Rest of Northern Europe(2)	+10%	—%	+10%	9,101	10,010
Mediterranean
Spain	+31%	+1%	+30%	4,717	6,151
Egypt	-11%	-8%	-3%	7,123	6,923
Rest of the Mediterranean(3)	+19%	+2%	+17%	8,454	9,929
South, Central America and the Caribbean
Colombia	Flat	-13%	-13%	13,242	11,562
Rest of SAC	-3%	+21%	+18%	16,292	19,169
Asia
Philippines	+23%	+20%	+43%	5,912	8,436
Rest of Asia	-19%	+15%	-4%	2,263	2,178
Others(4)	+20%	+6%	+26%	13,533	17,058

Continuing operations			+9%	Ps 225,299	Ps 245,254
Discontinued operations			-3%	5,673	5,502

Net sales before consolidation			+9%	Ps 230,972	Ps 250,756

Eliminations resulting from consolidation				20,949	19,568

Net sales				Ps 210,023	Ps 231,188

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations Net of inflation effect	Variation in Mexican Pesos	Operating Earnings (Loss) Before Other Expenses, Net For the Year Ended December 31,
				2014	2015
	(in millions of Mexican Pesos)
Mexico	+17%	—	+17%	Ps 11,060	Ps 12,963
United States	+718%	+21%	+739%	(381)	2,436
Northern Europe
United Kingdom	+127%	+28%	+155%	668	1,701
Germany	-50%	+13%	-37%	244	153
France	-31%	—	-31%	336	232
Rest of Northern Europe(2)	-13%	+21%	+8%	413	447
Mediterranean
Spain	+302%	+3%	+305%	(208)	427
Egypt	-48%	-3%	-43%	2,190	1,241
Rest of the Mediterranean(3)	+16%	—	+16%	822	950
South, Central America and the Caribbean
Colombia	-6%	-13%	-19%	4,362	3,541
Rest of SAC	-13%	+21%	+7%	4,079	4,367
Asia
Philippines	+46%	+24%	+70%	1,036	1,759
Rest of Asia	-31%	+6%	-24%	99	75
Others(4)	+19%	-5%	+25%	(2,836)	(3,542)

Operating earnings before other expenses, net from continuing operations			+22%	Ps 21,884	Ps 26,750
Operating earnings before other expenses, net from discontinued operations			+17%	299	350

Total			+22%	Ps 22,183	Ps 27,100

“—” = Not Applicable

(1)	Represents the variation in local currency terms. For purposes of a geographic segment consisting of a region, the variation in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Northern Europe and Rest of the Mediterranean regions, in which they are translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the change in Dollar terms (except for the Rest of Northern Europe and Rest of the Mediterranean regions, in which they represent the change in Euros), net, in the region.
(2)	On October 31, 2015, we completed the sale of our operations in Austria and Hungary. See “Item 4—Information on the Company—Sale of our Operations in Austria and Hungary.” Our consolidated statements of operations present the results of our operations in Austria and Hungary, net of income tax, for the ten-month period ended October 31, 2015 and the twelve-month periods ended December 31, 2014 and 2013 in a single line item as “Discontinued operations.” See note 4A to our audited consolidated financial statements included elsewhere in this annual report.
(3)	On August 12, 2015, we entered into an agreement with Duna-Dráva Cement for the sale of our operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia. See “Item 4—Information on the Company—Sale of our Operations in South-East Europe.” Our consolidated statements of operations present the results of our operations in Croatia, net of income tax, for the twelve-month periods ended December 31, 2015, 2014 and 2013 in a single line item as “Discontinued operations.” See note 4A to our audited consolidated financial statements included elsewhere in this annual report.
(4)	Our Others segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris N.V.), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business.

Net sales. Our consolidated net sales increased approximately 10.4%, from Ps204,402 million in 2014 to Ps225,742 million in 2015. The increase was primarily attributable to higher prices of our products, in local currency terms, in most of our operations, as well as higher volumes in the U.S., and our Mediterranean and Asia regions. Set forth below is a quantitative and qualitative analysis of the various factors affecting our net sales on a geographic segment basis. The discussion of volume data and net sales information below is presented before eliminations resulting from consolidation as described in note 4B to our 2015 audited consolidated financial statements included elsewhere in this annual report.

Mexico

Our domestic cement sales volumes from our operations in Mexico increased approximately 1% in 2015 compared to 2014, and ready-mix concrete sales volumes decreased approximately 5% over the same period. Our net sales from our operations in Mexico represented approximately 20% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. Our volumes were impacted by our focus on our value-before-volume strategy and on profitability. The industrial-and-commercial sector was the main driver of the increase in our domestic cement volumes during 2015. The formal residential sector also had a positive performance during 2015, supported by credit growth from private banks and public entities. Our cement export volumes of our operations in Mexico, which represented approximately 3% of our Mexican cement sales volumes for the year ended December 31, 2015, decreased approximately 45% in 2015 compared to 2014. Of our total cement export volumes from our operations in Mexico during 2015, approximately 38% was shipped to the United States, approximately 34% to Central America and the Caribbean and approximately 28% to South America. Our average sales price of domestic cement from our operations in Mexico increased approximately 10%, in Mexican Peso terms, in 2015 compared to 2014, and our average sales price of ready-mix concrete also increased approximately 7%, in Mexican Peso terms, over the same period. For the year ended December 31, 2015, cement represented approximately 54%, ready-mix concrete approximately 23% and our aggregates and other businesses approximately 23% of our net sales in Mexican Peso terms from our operations in Mexico before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of a decrease in ready-mix sales volumes, partially offset by the increases in domestic cement and ready-mix concrete sales prices and domestic cement sales volumes, our net sales in Mexico, in Mexican Peso terms, decreased approximately 2% in 2015 compared to 2014.

United States

Our domestic cement sales volumes from our operations in the United States increased approximately 2% in 2015 compared to 2014, and ready-mix concrete sales volumes increased approximately 13% over the same period. The increases in domestic cement and ready-mix concrete sales volumes of our operations in the United States were driven by increased demand from the residential and infrastructure sectors. Housing starts increased in 2015, driven by low levels of inventories, job creation and increased household formation. In the infrastructure sector, the levels of activity increased during 2015. The industrial-and-commercial sector, excluding oil well activity, continued its growth, supported by lodging and office construction spending. Our operations in the United States represented approximately 26% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. Our average domestic cement sales prices of our operations in the United States increased approximately 6%, in Dollar terms, in 2015 compared to 2014, and our average ready-mix concrete sales price increased approximately 5%, in Dollar terms, over the same period. For the year ended December 31, 2015, cement represented approximately 29%, ready-mix concrete approximately 38% and our aggregates and other businesses approximately 32% of net sales in Mexican Peso terms from our operations in the United States before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and sales prices, net sales from our operations in the United States, in Dollar terms, increased approximately 7% in 2015 compared to 2014.

Northern Europe

In 2015, our operations in the Northern Europe region consisted of our operations in the United Kingdom, Germany and France, which represent the most significant operations in this region, in addition to our Rest of Northern Europe segment. Our net sales from our operations in the Northern Europe region represented approximately 20% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2015, our operations in the Northern Europe region represented approximately 13% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Northern Europe region.

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom increased approximately 7% in 2015 compared to 2014, and ready-mix concrete sales volumes decreased approximately 2% over the same period. The increase in domestic cement sales volumes resulted primarily from improvements in all of our main demand sectors. The decrease in ready-mix concrete sales volumes reflects our focus on profitability. Our operations in the United Kingdom represented approximately 8% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the United Kingdom increased approximately 4%, in Pound terms, in 2015 compared to 2014, and our average sales price of ready-mix concrete increased approximately 5%, in Pound terms, over the same period. For the year ended December 31, 2015, cement represented approximately 17%, ready-mix concrete approximately 28% and our aggregates and other businesses approximately 55% of net sales in Mexican Peso terms from our operations in the United Kingdom before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement sales volumes and sales prices and ready-mix concrete sales prices, partially offset by a decrease in ready-mix concrete sales volumes, net sales from our operations in the United Kingdom, in Pound terms, increased approximately 7% in 2015 compared to 2014.

Germany

Our domestic cement sales volumes from our operations in Germany decreased approximately 47% in 2015 compared to 2014, and ready-mix concrete sales volumes decreased approximately 45% over the same period. The decreases in our cement and ready-mix concrete sales volumes were primarily due to the sale of assets to Holcim in January 2015. See note 15B to our audited consolidated financial statements included elsewhere in this annual report. The residential sector remained as the main driver of cement consumption, benefiting from low unemployment, low mortgage rates, rising purchase power and growing immigration. Our cement export volumes of our operations in Germany, which represented approximately 39% of our Germany cement sales volumes for the year ended December 31, 2015, decreased approximately 24% in 2015 compared to 2014. Our operations in Germany represented approximately 3% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Germany increased approximately 7%, in Euro terms, in 2015 compared to 2014, and our average sales price of ready-mix concrete increased approximately 2%, in Euro terms, over the same period. For the year ended December 31, 2015, cement represented approximately 29%, ready-mix concrete approximately 35% and our aggregates and other businesses approximately 36% of net sales in Mexican Peso terms from our operations in Germany before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, partially offset by the increases in domestic cement and ready-mix concrete sales prices, net sales from our operations in Germany, in Euro terms, decreased approximately 41% in 2015 compared to 2014.

France

Our ready-mix concrete sales volumes from our operations in France decreased approximately 5% in 2015 compared to 2014. The decrease in ready-mix concrete sales volumes resulted primarily from lower demand due to continued macroeconomic weakness. Our operations in France represented approximately 5% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in France decreased approximately 2%, in Euro terms, in 2015 compared to 2014. For the year ended December 31, 2015, ready-mix concrete represented approximately 68% and our aggregates and other businesses approximately 32% of net sales in Mexican Peso terms from our operations in France before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in ready-mix concrete sales volumes and sales prices, net sales from our operations in France, in Euro terms, decreased approximately 6% in 2015 compared to 2014.

Rest of Northern Europe

Our domestic cement sales volumes of our operations in our Rest of Northern Europe segment increased approximately 28% in 2015 compared to 2014, and ready-mix concrete sales volumes increased approximately 14% over the same period. The increases in domestic cement and ready-mix concrete sales volumes were primarily due to the acquisition of assets from Holcim in January 2015. See note 15B to our audited consolidated financial statements included elsewhere in this annual report. The infrastructure and residential sectors were the main drivers of demand during the year. Our cement export volumes of our operations in the Rest of Northern Europe segment, which represented approximately 19% of our Rest of Northern Europe cement sales volumes for the year ended December 31, 2015, decreased approximately 17% in 2015 compared to 2014. Our net sales from our operations in our Rest of Northern Europe segment represented approximately 4% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of Northern Europe segment decreased approximately 22%, in Euro terms, in 2015 compared to 2014, and our average sales price of ready-mix concrete decreased approximately 17%, in Euro terms, over the same period. For the year ended December 31, 2015, cement represented approximately 53%, ready-mix concrete approximately 32% and our aggregates and other businesses approximately 15% of net sales in Mexican Peso terms from our operations in our Rest of Northern Europe segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes, partially offset by the decreases in domestic cement and ready-mix concrete sales prices, net sales in our Rest of Northern Europe segment, in Euro terms, increased approximately 10% in 2015 compared to 2014.

On October 31, 2015, we completed the sale of our operations in Austria and Hungary to the Rohrdorfer Group for approximately €165.1 million (U.S.$179 million or Ps3,090 million) after final adjustments for changes in cash and working capital balances as of the transfer date. See note 4A to our audited consolidated financial statements included elsewhere in this annual report.

The Mediterranean

In 2015, our operations in the Mediterranean region consisted of our operations in Spain and Egypt, which represent the most significant operations in this region, in addition to our Rest of the Mediterranean segment. Our net sales from our operations in the Mediterranean region represented approximately 9% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2015, our operations in the Mediterranean region represented approximately 8% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Mediterranean region.

Spain

Our domestic cement sales volumes from our operations in Spain increased approximately 35% in 2015 compared to 2014, while ready-mix concrete sales volumes decreased approximately 18% over the same period. The increase in domestic cement sales volumes resulted primarily from our acquisition of assets from Holcim in January 2015. See note 15B to our 2015 audited consolidated financial statements included elsewhere in this annual report. Our operations in Spain represented approximately 3% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. Our cement export volumes of our operations in Spain, which represented approximately 61% of our Spain cement sales volumes for the year ended December 31, 2015, increased approximately 19% in 2015 compared to 2014. Of our total cement export volumes of our operations in Spain during 2015, approximately 2% were to Central America and the Caribbean, approximately 7% were to South America, approximately 10% were to the United States, approximately 23% were to Europe and the Middle East and approximately 58% were to Africa. Our average sales price of domestic cement of our operations in Spain increased approximately 1%, in Euro terms, in 2015 compared to 2014, and our average sales price of ready-mix concrete increased approximately 12%, in Euro terms, over the same period. For the year ended December 31, 2015, cement represented approximately 81%, ready-mix concrete approximately 11% and our aggregates and other businesses approximately 8% of net sales from our operations in Spain before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement sales volumes and domestic cement and ready-mix concrete sales prices, partially offset by a decrease in ready-mix concrete sales volumes, net sales from our operations in Spain, in Euro terms, increased approximately 31% in 2015 compared to 2014.

Egypt

Our domestic cement sales volumes from our operations in Egypt decreased approximately 9% in 2015 compared to 2014, while ready-mix concrete sales volumes increased approximately 48% over the same period. The increase in ready-mix concrete sales volumes resulted primarily from the continuation of government projects and an increase in formal activity. Our net sales from our operations in Egypt represented approximately 3% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms. Our average sales price of domestic cement decreased approximately 5%, in Egyptian Pound terms, in 2015 compared to 2014, and our average sales price of ready-mix concrete increased approximately 12%, in Egyptian Pound terms, over the same period. For the year ended December 31, 2015, cement represented approximately 83%, ready-mix concrete approximately 13% and our aggregates and other businesses approximately 4% of net sales in Mexican Peso terms from our operations in Egypt before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in domestic cement sales volumes and sales prices, partially offset by the increases in ready-mix concrete sales volumes and sales prices, our net sales in Egypt, in Egyptian Pound terms, decreased approximately 11% in 2015 compared to 2014.

Rest of the Mediterranean

Our domestic cement sales volumes of our operations in our Rest of the Mediterranean segment decreased approximately 14% in 2015 compared to 2014, and ready-mix concrete sales volumes increased approximately 3% over the same period. Our net sales from our operations in our Rest of the Mediterranean segment represented approximately 4% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. Our cement export volumes of our operations in the Rest of the Mediterranean segment, which represented approximately 37% of our Rest of the Mediterranean cement sales volumes for the year ended December 31, 2015, increased approximately 78% in 2015 compared to 2014. Our average sales price of domestic cement from our operations in our Rest of the Mediterranean segment decreased approximately 1%, in Dollar terms, in 2015 compared to 2014, and our average sales price of ready-mix concrete decreased approximately 6%, in Dollar terms, over the same period. For the year ended December 31, 2015, cement represented approximately 7%, ready-mix concrete approximately 67% and our aggregates and other businesses approximately 26% of our net sales from our operations in our Rest of the Mediterranean segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increase in ready-mix concrete sales volumes, partially offset by the decreases in ready-mix concrete sales prices and domestic cement sales volumes and prices, net sales in our Rest of the Mediterranean segment, in Dollar terms, increased approximately 19% in 2015 compared to 2014.

On August 12, 2015, we entered into an agreement with Duna-Dráva Cement for the sale of our operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia, for €231 million (approximately U.S.$251 million or Ps4,322 million). Our consolidated statements of operations present the results of our operations in Croatia, net of income tax, for the twelve-month periods ended December 31, 2013, 2014 and 2015 in a single line item as “Discontinued operations.” See note 4A to our audited consolidated financial statements included elsewhere in this annual report.

South, Central America and the Caribbean

In 2015, our operations in the SAC region consisted of our operations in Colombia, which represents the most significant operations in this region, in addition to our Rest of SAC segment. Some of these trading operations in the Caribbean region consist of the resale of cement produced by our operations in Mexico. Our net sales from our operations in the SAC region represented approximately 12% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2015, our operations in the SAC region represented approximately 8% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the SAC region.

Colombia

Our domestic cement sales volumes from our operations in Colombia decreased approximately 9% in 2015 compared to 2014, and ready-mix concrete sales volumes decreased approximately 3% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes was primarily due to our value-before-volume strategy. Our net sales from our operations in Colombia represented approximately 5% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Colombia increased approximately 8%, in Colombian Peso terms, in 2015 compared to 2014, and our average sales price of ready-mix concrete increased approximately 6%, in Colombian Peso terms, over the same period. For the year ended December 31, 2015, cement represented approximately 53%, ready-mix concrete approximately 29% and our aggregates and other businesses approximately 18% of our net sales from our operations in Colombia before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales prices, completely offset by the decreases in domestic cement and ready-mix concretes sales volumes, net sales of our operations in Colombia, in Colombian Peso terms, remained flat in 2015 compared to 2014.

Rest of South, Central America and the Caribbean

Our domestic cement volumes from our operations in our Rest of SAC segment remained flat in 2015 compared to 2014, and ready-mix concrete sales volumes decreased approximately 2% over the same period. Our net sales from our operations in our Rest of SAC segment represented approximately 8% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. Our cement export volumes of our operations in the Rest of SAC segment, which represented approximately 15% of our Rest of SAC cement sales volumes for the year ended December 31, 2015, increased approximately 3% in 2015 compared to 2014. Our average sales price of domestic cement from our operations in our Rest of SAC segment decreased approximately 5% in Dollar terms, in 2015 compared to 2014, and our average sales price of ready-mix concrete decreased approximately 1%, in Dollar terms, over the same period. For the year ended December 31, 2015, cement represented approximately 73%, ready-mix concrete approximately 19% and our other businesses approximately 8% of net sales from our operations in our Rest of SAC segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in ready-mix concrete sales volumes and sales prices and domestic cement sales prices, net sales of our operations in our Rest of SAC segment, in Dollar terms, decreased approximately 3% in 2015 compared to 2014.

Asia

For the year ended December 31, 2015, our operations in the Asia region consisted of our operations in the Philippines, which represent the most significant operations in this region, in addition to our Rest of Asia segment. Our net sales from our operations in the Asia region represented approximately 4% of our total net sales for the year ended December 31, 2015, in Mexican

Peso terms, before eliminations resulting from consolidation. As of December 31, 2015, our operations in the Asia region represented approximately 2% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Asia region.

The Philippines

Our domestic cement sales volumes from our operations in the Philippines increased approximately 21% in 2015 compared to 2014. The increase in our domestic cement sales volumes resulted primarily from growth in the demand of infrastructure sector. In addition, the residential sector remained strong as developers continued to expand housing projects supported by stable inflation, low mortgage rates and higher housing demand from Filipinos. The industrial-and-commercial sector continued its growth momentum driven by office space demand. Our cement export volumes of our operations in Philippines, which represented approximately 1% of our Philippines cement sales volumes for the year ended December 31, 2015, decreased approximately 11% in 2015 compared to 2014. Our net sales from our operations in the Philippines represented approximately 3% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Philippines increased approximately 3% in Philippine Peso terms, in 2015 compared to 2014. For the year ended December 31, 2015, cement represented approximately 98% and our other businesses approximately 2% of our net sales in Mexican Peso terms from our operations in the Philippines before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement sales volumes and sales prices, net sales of our operations in the Philippines, in Philippine Peso terms, increased approximately 23% in 2015 compared to 2014.

Rest of Asia

Our domestic cement sales volumes from our operations in our Rest of Asia segment decreased approximately 5% in 2015 compared to 2014, and ready-mix concrete sales volumes decreased approximately 11% over the same period. The decrease in our domestic cement sales volumes resulted primarily from a decrease in our sales volumes in our Thailand and Bangladesh operations. The decrease in our ready-mix concrete sales volumes resulted primarily from a decrease in our sales volumes in our Malaysian operations. Our net sales from our operations in our Rest of Asia segment represented approximately 1% of our total net sales for the year ended December 31, 2015, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement decreased approximately 7% in Dollar terms, in 2015 compared to 2014, and the average sales price of ready-mix concrete decreased approximately 15%, in Dollar terms, over the same period. For the year ended December 31, 2015, cement represented approximately 48%, ready-mix concrete approximately 45% and our other businesses approximately 7% of net sales from our operations in our Rest of Asia segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes and sales prices, net sales from our operations in our Rest of Asia segment, in Dollar terms, decreased approximately 19% in 2015 compared to 2014.

Others

Our Others segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris N.V.), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business. Net sales from our Others segment increased approximately 20% before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable, in 2015 compared to 2014, in Dollar terms. The increase resulted primarily from an increase in our worldwide cement volume of our trading operations. For the year ended December 31, 2015, our information technology solutions company represented approximately 35% and our trading operations represented approximately 30% of our net sales in our Others segment, in Dollar terms.

Cost of Sales. Our cost of sales, including depreciation, increased approximately 9% from Ps138,456 million in 2014 to Ps150,369 million in 2015. As a percentage of net sales, cost of sales decreased from 67.7% in 2014 to 66.6% in 2015. The decrease in cost of sales as a percentage of net sales was mainly driven by improved operating efficiencies. Our cost of sales includes freight expenses of raw materials used in our producing plants.

Gross Profit. For the reasons explained above, our gross profit increased approximately 14% from approximately Ps65,946 million in 2014 to approximately Ps75,373 million in 2015. As a percentage of net sales, gross profit increased from approximately 32.3% in 2014 to 33.4% in 2015. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution expenses, which in aggregate represented costs of approximately Ps19,026 million in 2014 and approximately Ps20,976 million in 2015. As a percentage of net sales, distribution expenses represented 9.3% for the years ended December 31, 2014 and 2015.

Administrative, selling and distribution expenses. Our administrative, selling and distribution expenses increased approximately 10.4%, from approximately Ps44,062 million in 2014 to approximately Ps48,623 million in 2015. As a percentage of net sales, administrative, selling and distribution expenses represented 21.6% and 21.5% for the years ended December 31, 2014 and 2015, respectively. Our administrative, selling and distribution expenses include expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sale, which are included as part of the administrative and selling expenses, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sale and the customers’ facilities, which are included as part of the distribution expenses line item. For the years ended December 31, 2014 and 2015, selling expenses included as part of the selling and administrative expenses line item amounted to approximately Ps6,030 million and Ps6,369 million, respectively. As a percentage of net sales, administrative and selling expenses represented 12.2% for the years ended December 31, 2014 and 2015. As mentioned before, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution expenses, which in aggregate represented costs of approximately Ps19,026 million in 2014 and approximately Ps20,976 million in 2015. As a percentage of net sales, distribution expenses represented 9.3% for the years ended December 31, 2014 and 2015.

Operating Earnings Before Other Expenses, Net. For the reasons mentioned above, our operating earnings before other expenses, net increased approximately 22.2% from approximately Ps21,884 million in 2014 to approximately Ps26,750 million in 2015. As a percentage of net sales, operating earnings before other expenses, net increased from approximately 10.7% in 2014 to 11.8% in 2015. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a geographic segment basis.

Mexico

Our operating earnings before other expenses, net, from our operations in Mexico increased approximately 17%, in Mexican Peso terms, from operating earnings before other expenses, net, of approximately Ps11,060 million in 2014 to operating earnings before other expenses, net, of approximately Ps12,963 million in 2015. The increase resulted primarily from improved operating efficiencies, partially offset by a decrease in our net sales.

United States

Our operating earnings before other expenses, net, from our operations in the United States increased significantly in Dollar terms. The increase in operating earnings before other expenses, net resulted primarily from an increase in net sales and improved operating efficiencies.

Northern Europe

United Kingdom

Our operating earnings before other expenses, net, from our operations in the United Kingdom increased approximately 127% in Pound terms. The increase resulted primarily from an increase in net sales and improved operating efficiencies.

Germany

Our operating earnings before other expenses, net, from our operations in Germany decreased approximately 50% in Euro terms. The decrease resulted primarily from a decrease in net sales, which was primarily due to the sale of assets to Holcim in January 2015. See note 15B to our audited consolidated financial statements included elsewhere in this annual report.

France

Our operating earnings before other expenses, net, from our operations in France decreased approximately 31% in Euro terms. The decrease resulted primarily from a decrease in our net sales.

Rest of Northern Europe

Our operating earnings before other expenses, net, from our operations in our Rest of Northern Europe segment decreased approximately 13% in Euro terms. The decrease resulted primarily from higher depreciation expense related to the assets acquired from Holcim (a non-cash expense) partially offset by an increase in domestic cement and ready-mix concrete sales volumes, supported by the infrastructure and residential sectors.

On October 31, 2015, we completed the sale of our operations in Austria and Hungary to the Rohrdorfer Group for approximately €165.1 million (U.S.$179 million or Ps3,090 million) after final adjustments for changes in cash and working capital balances as of the transfer date. See note 4A to our audited consolidated financial statements included elsewhere in this annual report.

The Mediterranean

Spain

Our operating earnings before other expenses, net, from our operations in Spain increased approximately 302% in Euro terms. The increase in the operating earnings before other expenses, net, resulted primarily from an increase in net sales.

Egypt

Our operating earnings before other expenses, net, from our operations in Egypt decreased 48% in Egypt Pound terms. The decrease resulted primarily from a decrease in net sales.

Rest of the Mediterranean

Our operating earnings before other expenses, net, from our operations in our Rest of the Mediterranean segment increased approximately 16% in Dollar terms. The increase resulted primarily from an increase in net sales.

On August 12, 2015, we entered into an agreement with Duna-Dráva Cement for the sale of our operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia for €231 million (approximately U.S.$251 million or Ps4,322 million). Our consolidated statements of operations present the results of our operations in Croatia, net of income tax, for the twelve-month periods ended December 31, 2013, 2014 and 2015 in a single line item as “Discontinued operations.” See note 4A to our audited consolidated financial statements included elsewhere in this annual report.

South, Central America and the Caribbean

Colombia

Our operating earnings before other expenses, net, from our operations in Colombia decreased approximately 6% in Colombian Peso terms. The decrease resulted primarily from lower sales volumes.

Rest of South, Central America and the Caribbean

Our operating earnings before other expenses, net, from our operations in our Rest of SAC segment increased approximately 13% in Dollar terms. The increase resulted primarily from improved operating efficiencies.

Asia

The Philippines

Our operating earnings before other expenses, net, from our operations in the Philippines increased approximately 46% in Philippine Peso terms. The increase resulted primarily from an increase in net sales as well as improved operating efficiencies.

Rest of Asia

Our operating earnings before other expenses, net, from our operations in our Rest of Asia segment decreased approximately 31% in Dollar terms. The decrease resulted primarily from decreases in net sales prices and sales volumes.

Others

Our operating loss before other expenses, net, from our operations in our Others segment increased approximately 19% in Dollar terms. The increase in our operating loss resulted primarily from an increase in our net sales.

Other Expenses, Net. Our other expenses, net, decreased approximately 40%, in Mexican Peso terms, from Ps5,051 million in 2014 to Ps3,030 million in 2015. The decrease resulted primarily from lower impairment losses in 2015 compared to 2014. As a percentage of net sales, Other expenses, net, decreased from approximately 2.5% in 2014 to 1.3% in 2015. In 2014, the Other expenses, net, includes impairment losses on inventory of Ps292 million, as well as aggregate impairment losses from assets reclassified to other assets held for sale of Ps2,392 million. See notes 6, 12, 13B, 14 and 15A to our 2015 audited consolidated financial statements included elsewhere in this annual report.

The most significant items included under this caption for the years ended December 31, 2014 and 2015 are as follows:

	For the Year Ended December 31,
	2014	2015
	(in millions of Mexican Pesos)
Impairment losses and effects from assets held for sale	Ps(3,862)	Ps(1,527)
Restructuring costs	(544)	(845)
Charitable contributions	(18)	(60)
Results from the sale of assets and others, net	(627)	(598)

	Ps (5,051)	Ps(3,030)

Financial Items

Pursuant to IFRS, financial items include:

•	financial or interest expense on borrowed funds;

•	financial income on cash and cash equivalents;

•	changes in the fair value resulting from the valuation of financial instruments, including derivative instruments and marketable securities;

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•	accretion result from assets and liabilities and others.

	For the Year Ended December 31,
	2014	2015
	(in millions of Mexican Pesos)
Financial items:
Financial expense	Ps(21,491)	Ps(19,779)
Other financial income, net:
Financial income	320	322
Results from financial instruments	(880)	(2,729)
Foreign exchange results	3,934	2,074
Effects of net present value on assets and liabilities and others, net	(840)	(904)

	Ps (18,957)	Ps(21,016)

Our financial items in 2015, which comprises financial expense and other financial income, net, as reported in our statements of operations, increased 10.9% from a loss of Ps18,957 million in 2014 to a loss of Ps21,016 million in 2015. The components of the change are shown above.

Our financial expense decreased approximately 8%, from Ps21,491 million in 2014 to Ps19,779 million in 2015, primarily attributable to lower premium payments, as well as lower interest rates on our financial debt during 2015 compared to 2014. See notes 16A and 16B to our 2015 audited consolidated financial statements included elsewhere in this annual report.

Our other financial income, net increased approximately 0.6%, from Ps320 million in 2014 to Ps322 million in 2015. Our loss in our results from financial instruments increased 210% from a loss of Ps880 million in 2014 to a loss of Ps2,729 million in 2015, primarily attributable to derivatives related to CEMEX, S.A.B. de C.V.’s shares. Our foreign exchange results decreased 47%, from a gain of approximately Ps3,934 million in 2014 to a gain of approximately Ps2,074 million in 2015. The decrease was primarily attributable to the fluctuation of the Mexican Peso against the Dollar. The accretion expense, which represents the effects on our net assets and liabilities recognized at amortized cost due to the passage of time, increased by approximately 8% from an expense of Ps840 million in 2014 to an expense of Ps904 million in 2015.

Derivative Financial Instruments. For the years ended December 31, 2014 and 2015, our derivative financial instruments that had a potential impact on our other financial income, net consisted of equity forward in third-party shares contracts, interest rate swaps contracts, derivatives related to energy projects, conversion options embedded in the March 2015 Optional Convertible Subordinated U.S. Dollar Notes and the March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes until December 31, 2012 and since then, the conversion option embedded in the November 2019 Mandatory Convertible Mexican Peso Notes, as discussed in note 16D to our 2015 audited consolidated financial statements included elsewhere in this annual report. Additionally, on March 13, 2015, CEMEX, S.A.B. de C.V. issued U.S.$200 million aggregate principal amount of its First March 2020 Optional Convertible Subordinated U.S. Dollar Notes to the holders of the CCUs in exchange for a cash payment of U.S.$200 million. The proceeds of the issuance of the First March 2020 Optional Convertible Subordinated U.S. Dollar Notes were used to substantially finance the full payment at maturity of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes that matured without conversion. Additionally, on May 28, 2015, CEMEX, S.A.B. de C.V. issued U.S.$321 million aggregate principal amount of its Second March 2020 Optional Convertible Subordinated U.S. Dollar Notes (along with an estimated 42 million ADSs) to certain holders of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes in exchange for U.S.$626 million aggregate principal amount of its March 2016 Optional Convertible Subordinated U.S. Dollar Notes.

For the year ended December 31, 2015, our loss from our financial instruments decreased significantly for the reasons described above. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Equity Forward Arrangements.”

Income Taxes. Our income tax effect in the statement of operations, which is primarily comprised of current income taxes plus deferred income taxes, decreased approximately 43% from an expense of Ps3,960 million in 2014 to an expense of Ps2,276 million in 2015.

The decrease in the income tax expense is mainly attributable to current income taxes, which decreased from an expense of Ps4,216 million in 2014 to an income of Ps6,099 million in 2015, considering a one-time benefit of approximately Ps12.3 billion resulting from the reduction of income tax accounts payable accrued in prior years related to the disconnection of the tax consolidation regime in Mexico pursuant to a new income tax reform approved by the Mexican Congress in 2015. See note 19A and 19D to our 2015 audited consolidated financial statements included elsewhere in this annual report.

Our deferred income tax decreased from an income of Ps256 million in 2014 to an expense of Ps8,375 million in 2015. Our deferred income tax expense in 2015 resulted primarily from a one-time expense of approximately Ps5.9 billion attributable to the reduction of our deferred income tax assets from tax loss carryforwards, also as a consequence of the changes resulting from the new income tax law reform mentioned above, which allowed us to settle a portion of the income tax accounts payable related to the disconnection of the tax consolidation regime in Mexico, using the aforementioned deferred tax assets. See notes 19B and 19D to our 2015 audited consolidated financial statements included elsewhere in this annual report.

For each of the years ended December 31, 2014 and 2015, our statutory income tax rate in Mexico was 30%. Our effective tax rate in 2014, which is determined as described below, resulted in a negative income tax rate of 216.4%, considering a loss before income tax of approximately Ps1,830 million, and our effective tax rate in 2015 resulted in an income tax rate of 66.1%, considering a gain before income tax of approximately Ps3,442 million. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—Certain tax matters may have an adverse effect on our cash flow, financial condition and net income.”

Net Income from continuing operations. For the reasons described above, our net income from continuing operations for 2015 increased 120%, from a net loss from continuing operations of Ps5,790 million in 2014 to a net income from continuing operations of Ps1,166 million in 2015.

Discontinued operations, net of tax. For the years ended December 31, 2014 and 2015, our discontinued operations included in our consolidated statements of operations amounted to Ps110 million and Ps967 million, respectively. As a percentage of net sales, discontinued operations, net of tax, represented 0.1% and 0.4% for the years ended as of December 31, 2014 and 2015, respectively. See note 4A to our 2015 audited consolidated financial statements included elsewhere in this annual report.

Consolidated Net Income (Loss). For the reasons described above, our consolidated net loss (before deducting the portion allocable to non-controlling interest) for 2015 increased 138%, from a consolidated net loss of approximately Ps5,680 million in 2014 to a consolidated net income of approximately Ps2,133 million in 2015.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net loss attributable to those subsidiaries. Non-controlling interest net income decreased, from a gain of Ps1,103 million in 2014 to a gain of Ps932 million in 2015, primarily attributable to a decrease in the net income of the consolidated entities in which others have a non-controlling interest.

Controlling Interest Net Income (Loss). Controlling interest net income represents the difference between our consolidated net income and non-controlling interest net income, which is the portion of our consolidated net loss attributable to those of our subsidiaries in which non-associated third parties hold interests. For the reasons described above, our controlling interest net income increased 118%, from a net loss of approximately Ps6,783 million in 2014 to a controlling interest net income of approximately Ps1,201 million in 2015.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2014 compared to the year ended December 31, 2013 in our domestic cement and ready-mix concrete sales volumes, as well as export sales volumes of cement and domestic cement and ready-mix concrete average sales prices for each of our geographic segments. The table below and the other volume data presented by geographic segment in this “Selected Consolidated Statement of Operations Data” section are presented before eliminations resulting from consolidation (including those shown on note 4B to our 2015 audited consolidated financial statements included elsewhere in this annual report).

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Sales Prices in Local Currency(1)
Geographic Segment	Cement	Ready- Mix Concrete	Cement	Cement	Ready-Mix Concrete
Mexico	+2%	+3%	-25%	+2%	+2%
United States	+7%	+2%	—	+6%	+8%
Northern Europe
United Kingdom	+2%	+1%	—	+1%	+5%
Germany	Flat	-1%	+8%	+1%	+2%
France	—	-6%	—	—	-1%
Rest of Northern Europe(2)	+11%	+1%	+26%	-6%	-5%
Mediterranean
Spain	+2%	+6%	+99%	-5%	+6%
Egypt	-6%	+12%	—	+19%	+18%
Rest of the Mediterranean(3)	+14%	+8%	—	-6%	Flat
South America and the Caribbean
Colombia	+16%	+14%	—	-4%	+1%
Rest of SAC(4)	-2%	+2%	+7%	-2%	-3%
Asia
Philippines	+11%	—	-30%	+3%	—
Rest of Asia(5)	+1%	-15%	—	-3%	+7%

“—” = Not Applicable

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into U.S. Dollar terms (except for the Rest of Northern Europe and Rest of the Mediterranean regions, in which they are translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in U.S. Dollar terms (except for the Rest of Northern Europe and Rest of the Mediterranean regions, in which they represent the weighted average change of prices in Euros) based on total sales volumes in the region.
(2)	Refers primarily to our operations in the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
(3)	Includes mainly the operations in Croatia, the UAE and Israel.
(4)	Includes the operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations in Argentina.
(5)	Includes our operations in Thailand, Bangladesh and Malaysia.

On a consolidated basis, our cement sales volumes increased approximately 5%, from 65.0 million tons in 2013 to 68.0 million tons in 2014, and our ready-mix concrete sales volumes increased approximately 2%, from 54.9 million cubic meters in 2013 to 56.0 million cubic meters in 2014. Our net sales increased approximately 10%, from Ps190.4 billion in 2013 to Ps204.4 billion in 2014, and our operating earnings before other expenses, net, increased approximately 22%, from Ps19.2 billion in 2013 to Ps21.8 billion in 2014.

The following tables present selected financial information of net sales and operating earnings before other expenses, net, for each of our geographic segments for the years ended December 31, 2014 and 2013. The net sales information in the table below is presented before eliminations resulting from consolidation (including those shown on note 4 to our 2015 audited consolidated financial statements included elsewhere in this annual report). Variations in net sales determined on the basis of Mexican Pesos include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Mexican Peso; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations Effects	Variation in Mexican Pesos	Net Sales For the Year Ended December 31,
				2013	2014
				(in millions of Mexican Pesos)
Mexico	+26%	—	+26%	Ps 40,932	Ps 51,412
United States	+11%	+4%	+15%	42,582	49,127
Northern Europe
United Kingdom	+9%	+10%	+19%	14,368	17,071
Germany	+1%	+2%	+3%	13,715	14,138
France	-7%	+3%	-4%	13,393	12,914
Rest of Northern Europe(2)	—	+6%	+6%	8,720	9,101
Mediterranean
Spain	+19%	+3%	+22%	3,856	4,717
Egypt	+14%	+2%	+16%	6,162	7,123
Rest of the Mediterranean(3)	+4%	+3%	+8%	7,699	8,454
South America and the Caribbean
Colombia	+3%	-3%	Flat	13,203	13,242
Rest of SAC(4)	Flat	+5%	+5%	15,527	16,292
Asia
Philippines	+17%	Flat	+17%	5,067	5,912
Rest of Asia(5)	-7%	+4%	-3%	2,330	2,263
Others(6)	-25%	+6%	-19%	16,548	13,533

Net sales before eliminations resulting from consolidation				Ps 204,102	Ps 225,299
Eliminations resulting from consolidation				13,732	20,897

Net sales				Ps 190,370	Ps 204,402

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations Effects	Variation in Mexican Pesos	Operating Earnings (Loss) Before Other Expenses, Net For the Year Ended December 31,
				2013	2014
				(in millions of Mexican Pesos)
Mexico	+8%	—	+8%	Ps 10,247	Ps 11,060
United States	+86%	+1%	+87%	(2,906)	(381)
Northern Europe
United Kingdom	+416%	+27%	+443%	123	668
Germany	+45%	-12%	+33%	183	244
France	-57%	+2%	-55%	742	336
Rest of Northern Europe(2)	+13%	-6%	+7%	463	413
Mediterranean
Spain	+20%	+3%	+23%	(269)	(208)
Egypt	+13%	+2%	+15%	1,911	2,190
Rest of the Mediterranean(3)	-7%	+2%	-5%	838	822
South America and the Caribbean
Colombia	-10%	-2%	-12%	4,964	4,362
Rest of SAC(4)	-1%	+7%	+6%	3,843	4,079
Asia
Philippines	+19%	+2%	+21%	853	1,036
Rest of Asia(5)	+28%	+8%	+36%	73	99
Others(6)	-28%	-29%	-57%	(1,785)	(2,836)

Continuing operations				19,280	21,884
Discontinued operations				224	299
Operating earnings before other expenses, net			+14%	Ps 19,504	Ps 22,183

“—” = Not Applicable

(1)	Represents the variation in local currency terms. For purposes of a geographic segment consisting of a region, the variation in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Northern Europe and Rest of the Mediterranean regions, in which they are translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the change in Dollar terms (except for the Rest of Northern Europe and Rest of the Mediterranean regions, in which they represent the change in Euros), net, in the region

(2)	Refers primarily to our operations in the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
(3)	Includes mainly the operations in Croatia, the UAE and Israel.
(4)	Includes the operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations in Argentina.
(5)	Includes our operations in Thailand, Bangladesh and Malaysia.
(6)	Our Others segment refers to (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris N.V.), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business.

Net sales. Our consolidated net sales increased approximately 7%, from Ps190.4 billion in 2013 to Ps204.4 billion in 2014. The increase was primarily attributable to higher prices of our products, in local currency terms, in most of our operations, as well as higher volumes in Mexico, the United States, the United Kingdom and our Mediterranean, South and Central America and the Caribbean and Asia regions. Set forth below is a quantitative and qualitative analysis of the various factors affecting our net sales on a geographic segment basis. The discussion of volume data and net sales information below is presented before eliminations resulting from consolidation as described in note 4 to our 2015 audited consolidated financial statements included elsewhere in this annual report.

Mexico

Our domestic cement sales volumes from our operations in Mexico increased approximately 4% in 2014 compared to 2013, and ready-mix concrete sales volumes increased approximately 5% over the same period. Our net sales from our operations in Mexico represented approximately 23% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. The increases in domestic cement and ready-mix concrete sales volumes were primarily attributable to an increase in the demand for our products driven by higher activity in the formal residential and the industrial-and-commercial sectors. In addition, increased activity in the infrastructure sector supported by the continued strong levels of public investment, and a recovery in the informal residential sector driven by improved macroeconomic indicators such as job creation and remittances, also contributed to the increase in domestic cement and ready-mix concrete sales volumes. Our cement export volumes of our operations in Mexico, which represented approximately 5% of our Mexican cement sales volumes for the year ended December 31, 2014, decreased approximately 25% in 2014 compared to 2013, primarily as a result of lower export volumes to South America. Of our total cement export volumes from our operations in Mexico during 2014, approximately 29% was shipped to the United States, approximately 35% to Central America and the Caribbean and approximately 36% to South America. Our average sales price of domestic cement from our operations in Mexico increased approximately 2%, in Mexican Peso terms, in 2014 compared to 2013, and our average sales price of ready-mix concrete also increased approximately 2%, in Mexican Peso terms, over the same period. For the year ended December 31, 2014, cement represented approximately 53%, ready-mix concrete approximately 24% and our aggregates and other businesses approximately 23% of our net sales from our operations in Mexico before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sales prices, our net sales in Mexico, in Mexican Peso terms, increased approximately 26% in 2014 compared to 2013.

United States

Our domestic cement sales volumes from our operations in the United States increased approximately 7% in 2014 compared to 2013, and ready-mix concrete sales volumes increased approximately 2% over the same period. The increases in domestic cement and ready-mix concrete sales volumes of our operations in the U.S. resulted primarily from an increased demand in most of our U.S. markets. The industrial-and-commercial sector and the residential sector were the main drivers for volume growth. Office, hotels and manufacturing construction activity contributed favorably to the performance of the industrial-and-commercial sector. Activity in the residential sector was driven mainly by the multi-family segment supported by positive fundamentals such as large pent-up demand, relatively high affordability, and low levels of inventories. Our operations in the United States represented approximately 22% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. Our average domestic cement sales prices of our operations in the United States increased approximately 6%, in U.S. Dollar terms, in 2014 compared to 2013, and our average ready-mix concrete sales price increased approximately 8%, in U.S. Dollar terms, over the same period. For the year ended December 31, 2014, cement represented approximately 29%, ready-mix concrete approximately 35% and our aggregates and other businesses approximately 36% of net sales from our operations in the United States before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sales prices, net sales from our operations in the United States, in U.S. Dollar terms, increased approximately 11% in 2014 compared to 2013.

Northern Europe

In 2014, our operations in the Northern Europe region consisted of our operations in the United Kingdom, Germany and France, which represent the most significant operations in this region, in addition to our Rest of Northern Europe segment, which refers primarily to our operations in the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. Our net sales from our operations in the Northern Europe region represented approximately 24% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2014, our operations in the Northern Europe region represented approximately 14% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Northern Europe region.

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom increased approximately 2% in 2014 compared to 2013, and ready-mix concrete sales volumes increased approximately 1% over the same period. The increases in domestic cement and ready-mix concrete sales volumes resulted primarily from the increased activity in the residential sector that continued to grow, at a more moderate rate, supported by a rise in consumer confidence and government incentives to promote home ownership. The industrial-and-commercial sector performed favorably during 2014 driven by office construction in large cities. Our operations in the United Kingdom represented approximately 8% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the United Kingdom increased approximately 1%, in Pound terms, in 2014 compared to 2013, and our average sales price of ready-mix concrete increased approximately 5%, in Pound terms, over the same period. For the year ended December 31, 2014, cement represented approximately 16%, ready-mix concrete approximately 27% and our aggregates and other businesses approximately 57% of net sales from our operations in the United Kingdom before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sales prices, net sales from our operations in the United Kingdom, in Pound terms, increased approximately 9% in 2014 compared to 2013.

Germany

Our domestic cement sales volumes from our operations in Germany remained flat in 2014 compared to 2013, and ready-mix concrete sales volumes decreased approximately 1% over the same period. The decrease in our ready-mix concrete sales volumes reflects the general change in the economic outlook, as well as some construction-workforce constraints. The residential sector continued to benefit from low levels of unemployment and mortgage rates despite land availability and regulatory caps in rental increases. A growth in wages and net immigration also contributed to housing demand. In the industrial-and-commercial sector, there have been postponements and cancellations of projects. Our cement export volumes of our operations in Germany, which represented approximately 31% of our Germany cement sales volumes for the year ended December 31, 2014, increased approximately 8% in 2014 compared to 2013, primarily as a result of higher export volumes to Europe. Our operations in Germany represented approximately 6% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Germany increased approximately 1%, in Euro terms, in 2014 compared to 2013, and our average sales price of ready-mix concrete increased approximately 2%, in Euro terms, over the same period. For the year ended December 31, 2014, cement represented approximately 27%, ready-mix concrete approximately 37% and our aggregates and other businesses approximately 36% of net sales from our operations in Germany before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete average sales prices, partially offset by a decrease in ready-mix concrete sales volumes, net sales from our operations in Germany, in Euro terms, increased approximately 1% in 2014 compared to 2013.

France

Our ready-mix concrete sales volumes from our operations in France decreased approximately 6% in 2014 compared to 2013. The decrease in ready-mix concrete sales volumes resulted primarily from the deterioration of the French economy. In the infrastructure sector, activity slowed down due to public financing constraints and the cancellation or postponement of some projects due to the government’s deficit reduction objectives; however, the sector continues to be supported by a number of ongoing highway and high-speed-railway projects that started in 2012. The performance of the residential sector continues to be affected by high levels of unemployment, loss of buying power and a less attractive buy-to-let program. Our operations in France represented approximately 6% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in France decreased approximately 1%, in Euro terms, in 2014 compared to 2013. For the year ended December 31, 2014, ready-mix concrete represented approximately 69% and our aggregates and other businesses approximately 31% of net sales from our operations in France before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in ready-mix concrete sales volumes and average sales price, net sales from our operations in France, in Euro terms, decreased approximately 7% in 2014 compared to 2013.

Rest of Northern Europe

In 2014, our operations in our Rest of Northern Europe segment consisted primarily of our operations in the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. Our domestic cement sales volumes of our operations in our Rest of Northern Europe segment increased approximately 11% in 2014 compared to 2013, and ready-mix concrete sales volumes increased approximately 1% over the same period. The increase in domestic cement volumes resulted primarily from an increase in sales volumes in our Poland operations. Our cement export volumes of our operations in the Rest of Northern Europe segment, which represented approximately 27% of our Rest of Northern Europe cement sales volumes for the year ended December 31, 2014, increased approximately 26% in 2014 compared to 2013, primarily as a result of higher export volumes to Europe and Asia. Our net sales from our operations in our Rest of Northern Europe segment represented approximately 4% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of Northern Europe segment decreased approximately 6%, in Euro terms, in 2014 compared to 2013, and our average sales price of ready-mix concrete decreased approximately 5%, in Euro terms, over the same period. For the year ended December 31, 2014, cement represented approximately 54%, ready-mix concrete approximately 32% and our aggregates and other businesses approximately 14% of net sales from our operations in our Rest of Northern Europe segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

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

Spain

Our domestic cement sales volumes from our operations in Spain increased approximately 2% in 2014 compared to 2013, while ready-mix concrete sales volumes increased approximately 6% over the same period. The increases in domestic cement and ready-mix concrete sales volumes resulted primarily from the activity in the residential sector that continues to improve supported by macroeconomic and better credit conditions in the country. In addition, the increase in public biddings started to reflect in activity in the infrastructure sector. Our operations in Spain represented approximately 2% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. Our cement export volumes of our operations in Spain, which represented approximately 64% of our Spain cement sales volumes for the year ended December 31, 2014, increased approximately 99% in 2014 compared to 2013, primarily as a result of higher export volumes to Africa and Europe. Of our total cement export volumes of our operations in Spain during 2014, approximately 4% were to Central America and the Caribbean, approximately 9% were to South America, approximately 36% were to Europe and to the Middle East and approximately 51% were to Africa. Our average sales price of domestic cement of our operations in Spain decreased approximately 5%, in Euro terms, in 2014 compared to 2013, and our average sales price of ready-mix concrete increased approximately 6%, in Euro terms, over the same period. For the year ended December 31, 2014, cement represented approximately 75%, ready-mix concrete approximately 15% and our aggregates and other businesses approximately 10% of net sales from our operations in Spain before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and the average ready-mix concrete sales price, partially offset by a decrease in the average domestic cement sales price, net sales from our operations in Spain, in Euro terms, increased approximately 19% in 2014 compared to 2013.

Egypt

Our domestic cement sales volumes from our operations in Egypt decreased approximately 6% in 2014 compared to 2013, while ready-mix concrete sales volumes increased approximately 12% over the same period. The decrease in domestic cement sales volumes resulted primarily from electricity shortages and the increased cement-production capacity in the country. The informal sector continues to be the main driver of demand for our products. In addition, the formal residential sector continued to see increased activity. Our net sales from our operations in Egypt represented approximately 3% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms. Our average sales price of domestic cement increased approximately 19%, in Egyptian Pound terms, in 2014 compared to 2013, and our average sales price of ready-mix concrete increased approximately 18%, in Egyptian Pound terms, over the same period. For the year ended December 31, 2014, cement represented approximately 88%, ready-mix concrete approximately 7% and our aggregates and other businesses approximately 5% of net sales from our operations in Egypt before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in ready-mix concrete sales volumes and domestic cement and ready-mix concrete average sales prices, partially offset by a decrease in domestic cement sales volumes, our net sales in Egypt, in Egyptian Pound terms, increased approximately 14% in 2014 compared to 2013.

Rest of the Mediterranean

In 2014, our operations in our Rest of the Mediterranean segment consisted mainly of our operations in Croatia, the UAE and Israel. Our domestic cement sales volumes of our operations in our Rest of the Mediterranean segment increased approximately 14% in 2014 compared to 2013, and ready-mix concrete sales volumes increased approximately 8% over the same period. The increases in domestic cement and ready-mix concrete sale volumes resulted primarily from increased levels of activity in the infrastructure and residential sectors in Israel and increased levels of construction in the UAE. Our cement export volumes of our operations in the Rest of the Mediterranean, which represented approximately 42% of our Rest of the Mediterranean cement sales volumes for the year ended December 31, 2014, increased approximately 2% in 2014 compared to 2013, primarily as a result of higher export volumes to the Middle East, partially offset by lower export volumes to Europe. Our net sales from our operations in our Rest of the Mediterranean segment represented approximately 4% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of the Mediterranean decreased approximately 6%, in Euro terms, in 2014 compared to 2013, and our average sales price of ready-mix concrete remained flat in Euro terms, over the same period. For the year ended December 31, 2014, cement represented approximately 6%, ready-mix concrete approximately 67% and our aggregates and other businesses approximately 27% of our net sales from our operations in our Rest of the Mediterranean segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

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

Colombia

Our domestic cement sales volumes from our operations in Colombia increased approximately 16% in 2014 compared to 2013, and ready-mix concrete sales volumes increased approximately 14% over the same period. The increases in domestic cement and ready-mix concrete sales volumes resulted primarily from increased demand in all sectors. The residential sector, including self-construction and formal housing, continued its positive trend. Infrastructure remained also an important driver for demand of our products with the execution of several ongoing highway projects. The industrial-and-commercial sector continued with a strong performance driven by office and commercial buildings. Our net sales from our operations in Colombia represented approximately 6% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Colombia decreased approximately 4%, in Colombian Peso terms, in 2014 compared to 2013, and our average sales price of ready-mix concrete increased approximately 1%, in Colombian Peso terms, over the same period. For the year ended December 31, 2014, cement represented approximately 57%, ready-mix concrete approximately 30% and our aggregates and other businesses approximately 13% of our net sales from our operations in Colombia before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and the average in ready-mix concrete sales price, partially offset by a decrease in the average domestic cement sales price, net sales of our operations in Colombia, in Colombian Peso terms, increased approximately 3% in 2014 compared to 2013.

Rest of South America and the Caribbean

For the year ended December 31, 2014, our operations in our Rest of South America and the Caribbean segment included our operations in Costa Rica, Guatemala, Panama, Nicaragua, Puerto Rico, the Dominican Republic, Jamaica and other countries in the Caribbean, and small ready-mix concrete operations in Argentina. Our domestic cement volumes from our operations in our Rest of South America and the Caribbean segment decreased approximately 2% in 2014 compared to 2013, and ready-mix concrete sales volumes increased approximately 2% over the same period. The decrease in domestic cement sales volumes resulted primarily from a decrease in our sales volumes in our operations in Panama, while the increase in our ready-mix concrete sales volumes resulted primarily from an increase in our sales volumes in our operations in the Dominican Republic. Our net sales from our operations in our Rest of South America and the Caribbean segment represented approximately 7% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of South America and the Caribbean segment decreased approximately 2% in U.S. Dollar terms, in 2014 compared to 2013, and our average sales price of ready-mix concrete decreased approximately 3%, in U.S. Dollar terms, over the same period. For the year ended December 31, 2014, cement represented approximately 73%, ready-mix concrete approximately 19% and our other businesses approximately 8% of net sales from our operations in our Rest of South America and the Caribbean segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

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

The Philippines

Our domestic cement sales volumes from our operations in the Philippines increased approximately 11% in 2014 compared to 2013. The increase in our domestic cement sales volumes resulted primarily from strong public and private spending and also reflects the introduction of the new cement-grinding mill at the end of the year. Favorable economic conditions such as stable levels of inflation and mortgage rates, and healthy remittances inflows continue to support the activity in the residential sector. Increased investor confidence contributed to the positive performance of the industrial-and-commercial sector during 2014 supported by different industries including manufacturing, automotive, business process outsourcing, gaming and hospitality, among others. Investment in the infrastructure sector has increased, although at a moderate pace reflecting a slow implementation of projects. In addition, the infrastructure and industrial-and-commercial sectors continued with their positive performance. Our cement export volumes of our operations in Philippines, which represented approximately 1% of our Philippines cement sales volumes for the year ended December 31, 2014, decreased approximately 30% in 2014 compared to 2013, primarily as a result of lower export volumes to the Asia region. Our net sales from our operations in the Philippines represented approximately 3% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Philippines increased approximately 3% in Philippine Peso terms, in 2014 compared to 2013. For the year ended December 31, 2014, cement represented approximately 99% of our net sales from our operations in the Philippines before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement sales volumes and average sales price, net sales of our operations in the Philippines, in Philippine Peso terms, increased approximately 17% in 2014 compared to 2013.

Rest of Asia

For the year ended December 31, 2014, our operations in our Rest of Asia segment included our operations in Thailand, Bangladesh and Malaysia. Our domestic cement sales volumes from our operations in our Rest of Asia segment increased approximately 1% in 2014 compared to 2013, and ready-mix concrete sales volumes decreased approximately 15% over the same period. The decrease in ready-mix concrete sales volumes resulted primarily from the fact that we consolidated the results of our operations in China for the full year in 2013 while we only consolidated such results through August 31st in 2014. Our net sales from our operations in our Rest of Asia segment represented approximately 1% of our total net sales for the year ended December 31, 2014, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement decreased approximately 3% in U.S. Dollar terms, in 2014 compared to 2013, and the average sales price of ready-mix concrete increased approximately 7%, in U.S. Dollar terms, over the same period. For the year ended December 31, 2014, cement represented approximately 44%, the average ready-mix concrete approximately 48% and our other businesses approximately 8% of net sales from our operations in our Rest of Asia segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in ready-mix concrete sales volumes and the average domestic cement sales price, partially offset by an increase in domestic cement sales volumes and ready-mix concrete sales price, net sales from our operations in our Rest of Asia segment, in U.S. Dollar terms, decreased approximately 7% in 2014 compared to 2013.

Others

Our Others segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris N.V.), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business. Net sales from our Others segment decreased approximately 25% before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable, in 2014 compared to 2013, in U.S. Dollar terms. The decrease in net sales in our Others segment primarily was a result of a decrease in our worldwide cement volumes of our trading operations. For the year ended December 31, 2014, our information technology solutions company represented approximately 35% and our trading operations represented approximately 31% of our net sales in our Others segment, in U.S. Dollar terms.

Cost of Sales. Our cost of sales, including depreciation, increased approximately 6% from Ps130.7 billion in 2013 to Ps138.5 billion in 2014. As a percentage of net sales, cost of sales decreased from 68.6% in 2013 to 67.7% in 2014. The decrease in cost of sales as a percentage of net sales was mainly driven by our improvement on operating efficiencies and product mix. Our cost of sales includes freight expenses of raw materials used in our producing plants and delivery expenses of our ready-mix concrete business.

Gross Profit. For the reasons explained above, our gross profit increased approximately 10% from approximately Ps59.7 billion in 2013 to approximately Ps65.9 billion in 2014. As a percentage of net sales, gross profit increased from approximately 31.4% in 2013 to 32.3% in 2014. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution expenses, which in aggregate represented costs of approximately Ps15.3 billion in 2013 and approximately Ps19.0 billion in 2014.

Administrative, Selling and Distribution Expenses. Our administrative, selling and distribution expenses increased approximately 9%, from approximately Ps40.4 billion in 2013 to approximately Ps44.1 billion in 2014. As a percentage of net sales, administrative, selling and distribution expenses increased from approximately 21.2% in 2013 to 21.6% in 2014. Our administrative, selling and distribution expenses include (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which were included as part of the line item titled “Administrative and selling expenses” in the amount of approximately Ps25.1 billion in 2013 and Ps25.0 billion in 2014; and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ facilities, which were included as part of the line item titled “Distribution expenses” and which, for the years ended December 31, 2013 and 2014, represented Ps15.3 billion and Ps19.0 billion, respectively.

Operating Earnings Before Other Expenses, Net. For the reasons mentioned above, our operating earnings before other expenses, net increased approximately 13% from approximately Ps19.3 billion in 2013 to approximately Ps21.9 billion in 2014. As a percentage of net sales, operating earnings before other expenses, net increased from approximately 10.1% in 2013 to 10.7% in 2014. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a geographic segment basis.

Mexico

Our operating earnings before other expenses, net, from our operations in Mexico increased approximately 8%, in Mexican Peso terms, from operating earnings before other expenses, net, of approximately Ps10.2 billion in 2013 to operating earnings before other expenses, net, of approximately Ps11.1 billion in 2014. The increase resulted primarily from the increases in domestic cement and ready-mix concrete sales volumes and average sales prices driven by higher activity in the formal residential, industrial-and-commercial and infrastructure sectors.

United States

Our operating loss before other expenses, net, from our operations in the United States decreased approximately 86% in U.S. Dollar terms. The decrease in operating loss before other expenses, net, resulted primarily from the increases in domestic cement and ready-mix concrete sales volumes and average sales prices and by our continuous operating efficiency improvements.

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

France

Our operating earnings before other expenses, net, from our operations in France decreased approximately 57% in Euro terms. The decrease resulted primarily from the decreases in ready-mix concrete sales volumes and average sales price affected by the deterioration of the economy that has mainly slowed down the activity in the infrastructure and residential sectors.

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

Egypt

Our operating earnings before other expenses, net, from our operations in Egypt increased 13% in Egyptian Pound terms. The increase resulted primarily from the increases in ready-mix concrete sales volumes and domestic cement and ready-mix concrete average sales prices, partially offset by a decrease in domestic cement volumes.

Rest of the Mediterranean

Our operating earnings before other expenses, net, from our operations in our Rest of the Mediterranean segment decreased approximately 7% in Euro terms. The decrease resulted primarily from lower domestic cement and ready-mix concrete sales volumes in Croatia and Israel, partially offset by our operating results in the UAE.

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

Other Expenses, Net. Our other expenses, net, increased approximately 4%, in Mexican Peso terms, from approximately Ps4.9 billion in 2013 to approximately Ps5.1 billion in 2014. The increase resulted primarily from impairment losses from assets held for sale.

The most significant items included under this caption for the years ended December 31, 2013 and 2014 are as follows:

	For the Year Ended December 31,
	2013	2014
	(in millions of Mexican Pesos)
Impairment losses and effects from assets held for sale	Ps (1,568)	Ps (3,862)
Restructuring costs	(948)	(544)
Charitable contributions	(25)	(18)
Results from sales of assets and others, net	(2,322)	(627)

	Ps (4,863)	Ps (5,051)

Financial Items

Pursuant to IFRS, financial items include:

•	financial or interest expense on borrowed funds;

•	financial income on cash and cash equivalents;

•	changes in the fair value resulting from the valuation of financial instruments, including derivative instruments and marketable securities;

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•	accretion result from assets and liabilities and others.

	Year Ended December 31,
	2013	2014
	(in millions of Mexican Pesos)
Financial items:
Financial expense	Ps (19,911)	Ps (21,491)
Other financial (expense) income, net:
Financial income	404	320
Results from financial instruments	2,074	(880)
Foreign exchange results	54	3,934
Effects of net present value on assets and liabilities and others, net	(816)	(840)

	Ps (18,195)	Ps (18,957)

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

Our other financial income, net decreased approximately 21%, from Ps404 million in 2013 to Ps320 million in 2014. Our result from financial instruments decreased significantly from a gain of approximately Ps2,074 million in 2013 to a loss of approximately Ps880 million in 2014, primarily attributable to derivatives related to CEMEX shares. Our foreign exchange result increased significantly, from a gain of approximately Ps54 million in 2013 to a gain of approximately Ps3.9 billion in 2014. The increase was primarily attributable to the fluctuation of the Mexican Peso against the Dollar. The accretion expense, which represents the effects on our net assets and liabilities recognized at amortized cost due to the passage of time, increased by approximately 3% from an expense of approximately Ps816 million in 2013 to an expense of Ps840 million in 2014.

Derivative Financial Instruments. For the years ended December 31, 2013 and 2014, our derivative financial instruments that had a potential impact on our other financial income, net consisted of equity forward in third-party shares contracts, interest rate swaps contracts, derivatives related to energy projects, conversion options embedded in the March 2015 Optional Convertible Subordinated U.S. Dollar Notes and the March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes until December 31, 2012 and since then, the conversion option embedded in the November 2019 Mandatory Convertible Mexican Peso Notes, as discussed in note 16D to our 2015 audited consolidated financial statements included elsewhere in this annual report.

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

The decrease in the income tax expense is mainly attributable to current income taxes, which decreased from an expense of approximately Ps14.2 billion in 2013 to an expense of approximately Ps4.2 billion in 2014, resulting primarily from the absence of any material negative effects related to the consolidation regime in Mexico in 2014 compared to 2013.

Our deferred tax expense decreased from an income of approximately Ps8.1 billion in 2013 to an income of approximately Ps256 million in 2014. Our deferred tax benefit decrease was primarily attributable to the absence in 2014 of the material positive effects associated with the recognition of deferred tax assets related to tax loss carryforwards in our Mexican operations, which were recorded in 2013, and also to the changes in income tax rates in some of the countries where CEMEX operates. See notes 19B and 19D to our 2015 audited consolidated financial statements included elsewhere in this annual report.

For each of the years ended December 31, 2013 and 2014, our approximate statutory income tax rate was 30%. Our effective tax rate in 2013 resulted in a negative tax rate of 173.8%, considering a loss before income tax of approximately Ps3.5 billion, while our effective tax rate in 2014 resulted in a negative tax rate of 216.4%, considering a loss before income tax of approximately Ps1.8 billion. See “Item 3––Key Information––Risk Factors—Risks Relating to Our Business—Certain tax matters may have an adverse effect on our cash flow, financial condition and net income.”

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

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through operations of our subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, any one of which may materially increase our net loss and reduce cash from operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. Our consolidated net cash flows provided by operating activities from continuing operations before interest, coupons on Perpetual Debentures and income taxes paid in cash were approximately Ps26,400 million in 2013, Ps35,941 million in 2014 and Ps43,956 million in 2015. See our statement of cash flows included elsewhere in this annual report. CEMEX management is of the opinion that working capital is sufficient for our present requirements.

Sources and Uses of Cash

Our review of sources and uses of resources below refers to nominal amounts included in our statement of cash flows for 2013, 2014 and 2015.

Our primary sources and uses of cash during the years ended December 31, 2013, 2014 and 2015 were as follows:

	Year Ended December 31,
	2013	2014	2015
	(in millions of Mexican Pesos)
Operating Activities
Consolidated net income (loss)	(9,611)	(5,680)	2,133
Discontinued operations, net of tax	97	110	967
Net income (loss) from continuing operations	(9,708)	(5,790)	1,166
Non-cash items	40,345	40,256	39,249
Changes in working capital, excluding income taxes	(4,237)	1,475	3,541

Net cash flow provided by operating activities from continuing operations before interest, coupons on perpetual debentures and income taxes	26,400	35,941	43,956
Financial expense and coupons on perpetual debentures and income taxes paid in cash	(25,775)	(24,522)	(25,302)

Net cash flows provided by operating activities of continuing operations	625	11,419	18,654
Net cash flows provided by operating activities of discontinued operations	645	572	441
Net cash flows provided by operating activities	1,270	11,991	19,095
Investing Activities
Property, machinery and equipment, net	(5,404)	(5,965)	(8,872)
Disposal of subsidiaries and associates, net	1,259	167	2,722
Other long term assets and others, net	(1,106)	(702)	(1,674)

Net cash flows used in investing activities of continuing operations	(5,251)	(6,500)	(7,824)
Net cash flows used in investing activities of discontinued operations	(142)	(161)	(153)
Net cash flows used in investing activities	(5,393)	(6,661)	(7,977)
Financing Activities
Derivative financial instruments	(256)	1,561	1,098
Issuance (repayment) of debt, net	5,933	(11,110)	(11,296)

	Year Ended December 31,
	2013	2014	2015
	(in millions of Mexican Pesos)
Securitization of trade receivables	(1,854)	2,052	(506)
Non-current liabilities, net	(570)	(1,128)	(1,763)

Net cash flows (used in) provided by financing activities	3,253	(8,625)	(12,467)

Decrease in cash and cash equivalents of continuing operations	(1,373)	(3,706)	(1,637)
Increase in cash and cash equivalents of discontinued operations	503	411	288
Cash conversion effects, net	3,568	708	4,040
Cash and cash equivalents at the beginning of the year	12,478	15,176	12,589
Cash and cash equivalents at the end of the year	15,176	12,589	15,280

2015. During 2015, excluding the positive foreign currency effect of our initial balances of cash and cash equivalents generated during the period of approximately Ps4,040 million, there was a decrease in cash and cash equivalents of continuing operations of approximately Ps1,637 million. This decrease was the result of our net cash flows used in financing activities of approximately Ps12,467 million and our net cash flows used in investing activities of continuing operations of approximately Ps7,824 million, partially offset by our net cash flows provided by operating activities of continuing operations, which, after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of approximately Ps25,302 million, amounted to approximately Ps18,654 million.

For the year ended December 31, 2015, our net cash flows provided by operating activities included cash flows generated in working capital of approximately Ps3,541 million, which was primarily comprised of cash flows originated by trade payables and other accounts payable and accrued expenses, for an aggregate amount of approximately Ps10,185 million, partially offset by cash flows disbursed by trade receivable, net, other accounts receivable and other assets and inventories for an aggregate amount of approximately Ps6,644 million.

During 2015, our net cash flows provided by operating activities of continuing operations after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of approximately Ps18,654 million were mainly disbursed in connection with (i) our net cash flows used in financing activities of approximately Ps12,467 million, which include repayment of our debt, net, securitization of trade receivables and non-current liabilities for an aggregate amount of approximately Ps13,565 million, partially offset by derivative financial instruments for an amount of approximately Ps1,098 million and (ii) our net cash flows used in the investing activities of continuing operations of approximately Ps7,824 million, which include investing in property, machinery and equipment, net, intangible assets and other deferred charges, and other long term assets and others, net for an aggregate amount of approximately Ps10,546 million, partially offset by disposal of subsidiaries and associates, net for an amount of approximately Ps2,722 million.

2014. During 2014, excluding the positive foreign currency effect of our initial balances of cash and cash equivalents generated during the period of approximately Ps708 million, there was a decrease in cash and cash equivalents of continuing operations of approximately Ps3,706 million. This decrease was the result of our net cash flows used in financing activities of approximately Ps8,625 million and our net cash flows used in investing activities of continuing operations of approximately Ps6,500 million, partially offset by our net cash flows provided by operating activities of continuing operations, which, after financial expense, coupons on Perpetual Debentures and income taxes paid in cash of approximately Ps24,522 million, amounted to approximately Ps11,419 million.

For the year ended December 31, 2014, our net cash flows provided by operating activities included cash flows generated in working capital of approximately Ps1,475 million, which was primarily comprised of cash flows originated by other accounts receivable and other assets, trade payables and other accounts payable and accrued expenses, for an aggregate amount of approximately Ps7,539 million, partially offset by cash flows disbursed by trade receivable, net, and inventories for an aggregate amount of approximately Ps6,064 million.

During 2014, our net cash flows provided by operating activities of continuing operations after financial expense, coupons on Perpetual Debentures and income taxes paid in cash of approximately Ps11,419 million were disbursed mainly in connection with (i) our net cash flows used in financing activities of approximately Ps8,625 million, which include repayment of our debt, net, and non-current liabilities for an aggregate amount of approximately Ps12,238 million, partially offset by our cash flows generated by the securitization of trade receivables and our derivative financial instruments for an aggregate amount of approximately Ps3,613 million and (ii) our net cash flows used in investing activities of continuing operations of Ps6,500 million, which include investing in property, machinery and equipment, net, intangible assets and other deferred charges, and other long term assets and others, net, for an aggregate amount of approximately Ps6,667 million, partially offset by our disposal of subsidiaries and associates, net, for an amount of Ps167 million.

2013. During 2013, excluding the positive foreign currency effect of our initial balances of cash and cash equivalents generated during the period of approximately Ps3,568 million, there was a decrease in cash and cash equivalents of continuing operations of approximately Ps1,373 million. This decrease was generated by our net cash flows provided by investing activities of continuing operations of approximately Ps5,393 million, partially offset by our net cash flow provided by operating activities of continuing operations, which, after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of approximately Ps25,775 million, amounted to approximately Ps625 million, and by our net cash flows provided by financing activities of approximately Ps3,253 million.

For the year ended December 31, 2013, our net cash flows provided by operating activities included cash flows applied in working capital of approximately Ps4,237 million, which was primarily comprised of cash flows applied in trade receivable, net, other accounts receivable and other assets, inventories and other accounts payable and accrued expenses for an aggregate amount of approximately Ps5,098 million, partially offset by cash flows originated by trade payables for an amount of approximately Ps861 million.

During 2013, our net cash flows provided by operating activities after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of approximately Ps625 million, our net cash flows generated by financing activities of approximately Ps3,253 million, which include issuance of our debt, net, for an amount of approximately Ps5,933 million, partially offset by our cash flows used in the securitization of trade receivables, derivative financial instruments and non-current liabilities for an aggregate amount of approximately Ps2,680 million, were disbursed mainly in connection with our net cash flows used in investing activities of continuing operations of continuing operations of approximately Ps5,251 million, which include property, machinery and equipment, net, intangible assets and other deferred charges, and other long-term assets and others, net for an aggregate amount of approximately Ps6,510 million, partially offset by disposal of subsidiaries and associates, net, for an amount of approximately Ps1,259 million.

As of December 31, 2015, we had the following lines of credit, the majority of which are subject to the bank’s availability at annual interest rates ranging between approximately 2.70% and 7.25%, depending on the negotiated currency:

	Lines of Credit	Available
	(in millions of Mexican Pesos)
Other lines of credit in foreign subsidiaries	6,454	4,762
Other lines of credit from banks	3,678	3,678

	10,132	8,440

Capital Expenditures

Our capital expenditures incurred for the years ended December 31, 2014 and 2015, and our expected capital expenditures during 2016, which include an allocation to 2016 of a portion of our total future committed amount, are as follows:

	Actual For the Year Ended December 31, Actual		Estimated in 2016
	2014	2015
	(in millions of U.S. Dollars)
Mexico	79	68	73
United States	202	216	209
Northern Europe
United Kingdom	45	57	28
Germany	29	22	19
France	27	32	21
Rest of Northern Europe	25	35	34
The Mediterranean
Spain	12	17	14
Egypt	31	47	21
Rest of the Mediterranean	21	15	22
SAC
Colombia	101	156	170
Rest of SAC	57	64	45
Asia
Philippines	52	21	17
Rest of Asia	4	3	3
Others	4	1	24

Continuing operations	689	754	700

	Actual For the Year Ended December 31, Actual		Estimated in 2016
	2014	2015
	(in millions of U.S. Dollars)
Discontinued operations	—	10	—
Total consolidated	689	764	700

Of which
Expansion capital expenditures	186	252	245
Base capital expenditures	503	512	455

For the years ended December 31, 2014 and 2015, we recognized U.S.$689 million and U.S.$754 million in capital expenditures from our continuing operations, respectively. As of December 31, 2015, in connection with our significant projects, we had contractually committed capital expenditures of approximately U.S.$495 million, including our capital expenditures estimated to be incurred during 2016. This amount is expected to be incurred during 2016, based on the evolution of the related projects. Pursuant to the Credit Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$1 billion (excluding certain capital expenditures, joint venture investments and acquisitions by each of CEMEX Latam and CHP and their respective subsidiaries), which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of U.S.$500 million (or its equivalent) for each of CEMEX Latam and its subsidiaries and CHP and its subsidiaries, in each case, the amounts of which allowed for permitted acquisitions and investments in joint ventures cannot exceed U.S.$400 million per year.

Our Indebtedness

As of December 31, 2015, we had approximately Ps268,198 million (U.S.$15,566 million) (principal amount Ps271,611 million (U.S.$15,764 million), excluding deferred issuance costs) of total debt plus other financial obligations in our balance sheet, which does not include approximately Ps7,581 million (U.S.$440 million) of Perpetual Debentures. See notes 16A, 16B and 20D to our 2015 audited consolidated financial statements included elsewhere in this annual report. Of our total debt plus other financial obligations, approximately Ps15,805 million were short-term (including current maturities of long-term debt) and Ps252,393 million were long-term. As of December 31, 2015, approximately 82% of our total debt plus other financial obligations was Dollar-denominated, approximately 16% was Euro-denominated, approximately 2% was Mexican Peso-denominated and immaterial amounts were denominated in other currencies.

On August 14, 2009, CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into the 2009 Financing Agreement, which extended the final maturities of approximately U.S.$15 billion in syndicated and bilateral loans and private placement notes to February 14, 2014. On July 5, 2012, CEMEX, S.A.B. de C.V. and certain of its subsidiaries launched the 2012 Exchange Offer and Consent Request, to eligible creditors under the 2009 Financing Agreement pursuant to which eligible creditors were requested to consent to the 2012 Amendment Consents. In addition, CEMEX, S.A.B. de C.V. and certain of its subsidiaries offered to exchange the indebtedness owed to the Participating Creditors for (i) new loans (or, in the case of the private placement notes, new private placement notes) or (ii) up to U.S.$500 million of our June 2018 U.S. Dollar Notes, in each case, in transactions exempt from registration under the Securities Act.

On September 17, 2012, CEMEX, S.A.B. de C.V. and certain of its subsidiaries successfully completed the 2012 Refinancing Transaction, and CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into (a) the 2012 Amendment and Restatement Agreement, pursuant to which the 2012 Amendment Consents with respect to the 2009 Financing Agreement were given effect, and (b) the 2012 Facilities Agreement, pursuant to which CEMEX, S.A.B. de C.V. and certain of its subsidiaries were deemed to borrow loans from those Participating Creditors participating in the 2012 Exchange Offer and Consent Request in principal amounts equal to the principal amounts of indebtedness subject to the 2009 Financing Agreement that was extinguished by such Participating Creditors. As a result of the 2012 Refinancing Transaction, Participating Creditors received (i) approximately U.S.$6,155 million in aggregate principal amount of new loans and new private placement notes and (ii) U.S.$500 million aggregate principal amount of the June 2018 U.S. Dollar Notes. In addition, approximately U.S.$525 million aggregate principal amount of loans and private placement notes, which had remained outstanding under the 2009 Financing Agreement as of September 17, 2012, were subsequently repaid in full, as a result of prepayments made in accordance with the 2012 Facilities Agreement.

On September 29, 2014, CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into the Credit Agreement for U.S.$1.35 billion with nine of the main lending banks from its 2012 Facilities Agreement. On November 3, 2014, five additional banks joined the Credit Agreement as lenders with aggregate commitments of U.S.$515 million, increasing the total amount of the Credit Agreement from U.S.$1.35 billion to U.S.$1.87 billion (increasing the revolving tranche of the Credit Agreement proportionally to U.S.$746 million).

On July 30, 2015, CEMEX, S.A.B. de C.V. repaid in full the total amount outstanding of approximately U.S.$1.94 billion under the 2012 Facilities Agreement with new funds from 21 financial institutions, which joined the Credit Agreement under new tranches. As a result, as of December 31, 2015, total commitments under the Credit Agreement included (i) approximately €621 million (approximately U.S.$675 million or approximately Ps11,624 million) and (ii) approximately U.S.$3,149 million (Ps54,257 million), out of which about U.S.$735 million (Ps12,664 million) were in a revolving credit facility. The Credit Agreement currently has an amortization profile, considering all commitments, of 10% in 2017; 25% in 2018; 25% in 2019; and 40% in 2020. As a result of this refinancing, we have no significant debt maturities until September 2017, when approximately U.S.$373 million (Ps6,427 million) corresponding to the first amortization under the Credit Agreement become due. See note 16B to our 2015 audited consolidated financial statements included elsewhere in this annual report.

In March 2016, CEMEX, S.A.B. de C.V. repaid the full outstanding amount (approximately U.S.$352 million) of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes.

In February 2016, CEMEX, S.A.B. de C.V. and certain of its subsidiaries launched a consent request to lenders under the Credit Agreement, pursuant to which lenders were requested to consent to certain amendments to the Credit Agreement, including certain amendments in relation to the implementation of CEMEX’s plan to divest certain assets in the Philippines (as discussed below), certain amendments to financial covenants, and other related technical amendments. The 2016 Credit Agreement Amendments allow CEMEX the right, subject to meeting local requirements in the Philippines, to sell a minority stake in CHP, a subsidiary that directly and indirectly mainly owns CEMEX’s cement manufacturing assets in the Philippines. On March 7, 2016, CEMEX, S.A.B. de C.V. and certain of its subsidiaries obtained the requisite consents from lenders under the Credit Agreement to make the 2016 Credit Agreement Amendments. The 2016 Credit Agreement Amendments became effective when certain customary conditions precedent were fulfilled on March 17, 2016.

In addition, the 2016 Credit Agreement Amendments effect changes to the margin grid in the Credit Agreement such that if the consolidated leverage ratio (as defined in the Credit Agreement) is greater than 5.50 times in the reference periods ending on December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017, the applicable margin will be 425 bps instead of 400 bps. All other levels in the margin grid remain unchanged.

Finally, pursuant to the 2016 Credit Agreement Amendments (i) the consolidated leverage ratio covenant (as defined in the Credit Agreement) will remain at 6.0 times until and including March 31, 2017 and will gradually decline to 4.0 times by June 30, 2020; and (ii) the consolidated coverage ratio covenant (as defined in the Credit Agreement) will remain at 1.85 times until and including March 31, 2017, increasing then to 2.0 times on June 30, 2017 and to 2.25 times on December 31, 2017, and remaining at this level for each subsequent reference period.

CEMEX, S.A.B. de C.V. and certain of its subsidiaries have pledged under pledge agreements or transferred to a trustee under a security trust substantially all the Collateral, to secure our payment obligations under the Credit Agreement, the Senior Secured Notes and under several other financing arrangements. These subsidiaries whose shares were pledged or transferred as part of the Collateral collectively own, directly or indirectly, substantially all our operations worldwide. See “Item 3––Key Information––Risk Factors—Risks Relating to Our Business—We pledged the capital stock of subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the Credit Agreement, the Senior Secured Notes and other financing arrangements.”

As of December 31, 2015, we reported an aggregate principal amount of outstanding debt of approximately Ps52,763 million (U.S.$3,062 million) (principal amount Ps53,224 million (U.S.$3,089 million), excluding deferred issuance costs) under the Credit Agreement. As of December 31, 2015, we had full availability under the U.S.$735 million revolving credit facility. If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our financial condition. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—We have a substantial amount of debt and other financial obligations maturing in the next several years. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our principal maturities and financial covenants may depend on us making asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.”

For a discussion of restrictions and covenants under the Credit Agreement, see “Item 3––Key Information––Risk Factors—Risks Relating to Our Business—The Credit Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions.”

For a description of the Senior Secured Notes, see “Item 5––Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Senior Secured Notes.”

Some of our subsidiaries and special purpose vehicles have issued or provided guarantees of certain of our indebtedness, as indicated in the table below and as adjusted to give effect to the Recent Financing Transactions.

	Senior Secured Notes	Credit Agreement	Perpetual Debentures	CBs(1)
	U.S.$10,075 million (Ps173,589 million) (principal amount U.S.$10,169 million (Ps175,214 million))	U.S.$3,062 million (Ps52,763 million) (principal amount U.S.$3,089 million (Ps53,224 million))	U.S.$596 million (Ps10,275 million)	U.S.$36 million (Ps627 million)
Amount outstanding as of December 31, 2015(2)

CEMEX, S.A.B. de C.V.	✓	✓	✓	✓
CEMEX México, S.A. de C.V.	✓	✓	✓	✓
CEMEX Concretos, S.A. de C.V.	✓	✓	✓	✓
Empresas Tolteca de México, S.A. de C.V.	✓	✓
New Sunward Holding B.V.	✓	✓
CEMEX España, S.A.	✓	✓	✓
Cemex Asia B.V.	✓	✓
CEMEX Corp.	✓	✓
CEMEX Finance LLC	✓	✓
Cemex Egyptian Investments B.V.	✓	✓
Cemex Egyptian Investments II B.V.	✓	✓
CEMEX France Gestion (S.A.S)	✓	✓
Cemex Research Group AG	✓	✓
Cemex Shipping B.V.	✓	✓
CEMEX UK	✓	✓

(1)	Includes long-term secured CBs.
(2)	Includes Senior Secured Notes and Perpetual Debentures held by CEMEX, as applicable.

In addition, as of December 31, 2015, (i) CEMEX Materials LLC is a borrower of Ps283 million (U.S.$16 million) under other debt facilities and other financial obligations, and of Ps2,720 million (U.S.$158 million) (principal amount Ps2,585 million (U.S.$150 million)) under an indenture, which is guaranteed by CEMEX Corp.; and (ii) several of our other operating subsidiaries were borrowers under debt facilities and other financial obligations aggregating Ps1,303 million (U.S.$76 million).

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

The moderate growth of the global economic environment and its adverse effects on our operating results may negatively affect our credit rating and the market value of CEMEX, S.A.B. de C.V. common stock, CPOs and ADSs. If current economic pressures continue or worsen, we may be dependent on the issuance of equity as a source to repay our existing indebtedness, including indebtedness under the Credit Agreement. Although we have been able to raise debt, equity and equity-linked capital in the recent past, previous conditions in the capital markets in 2008 and 2009 were such that traditional sources of capital were not available to us on reasonable terms or at all. As a result, we cannot assure you that we will be able to successfully raise additional debt or equity capital on terms that are favorable to us or at all.

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

Relevant Transactions Related to Our Indebtedness During 2015

As of December 31, 2015, we had approximately Ps268,198 million (U.S.$15,566 million) (principal amount Ps271,611 million (U.S.$15,764 million), excluding deferred issuance costs) of total debt plus other financial obligations in our balance sheet, which does not include approximately Ps7,581 million (U.S.$440 million) of Perpetual Debentures. As of December 31, 2015, approximately 82% of our total debt plus other financial obligations was Dollar-denominated, approximately 16% was Euro-denominated, approximately 2% was Mexican Peso-denominated and immaterial amounts were denominated in other currencies. Our financing activities through December 31, 2014 are described in the 2014 Annual Report. The following is a description of our most important transactions related to our indebtedness in 2015:

•	On January 11, 2015, CEMEX, S.A.B. de C.V. redeemed approximately U.S.$217 million aggregate principal amount of the January 2018 U.S. Dollar Notes and Additional January 2018 U.S. Dollar Notes and paid the aggregate premiums of approximately U.S.$10 million (Ps147 million) to the holders of such notes.

•	In March 2015, CEMEX, S.A.B. de C.V. issued U.S.$750 million aggregate principal amount of its May 2025 U.S. Dollar Notes and €550 million aggregate amount of its March 2023 Euro Notes. The net proceeds were used to fund the redemption and/or repurchase of (i) the September 2015 Floating Rate U.S. Dollar Notes, (ii) the January 2018 U.S. Dollar Notes and Additional January 2018 U.S. Dollar Notes and/or (iii) the May 2020 U.S. Dollar Notes and Additional May 2020 U.S. Dollar Notes, and the remainder, if any, for general corporate purposes, including the repayment of indebtedness under the Credit Agreement and other indebtedness.

•	On March 13, 2015, CEMEX, S.A.B. de C.V. issued U.S.$200 million aggregate principal amount of the First March 2020 Optional Convertible Subordinated U.S. Dollar Notes to the holders of the CCUs in exchange for a cash payment of U.S.$200 million. The proceeds of the issuance of the First March 2020 Optional Convertible Subordinated U.S. Dollar Notes were used to substantially finance the full payment at maturity of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes that matured without conversion.

•	On March 30, 2015, CEMEX, S.A.B. de C.V. redeemed the remaining approximately U.S.$344 million aggregate principal amount of the January 2018 U.S. Dollar Notes and Additional January 2018 U.S. Dollar Notes.

•	On May 21, 2015, CEMEX, S.A.B. de C.V. entered into a series of private exchange agreements with certain institutional investors to exchange approximately U.S.$626 million aggregate amount of its March 2016 Optional Convertible Subordinated U.S. Dollar Notes held by such investors for (i) U.S.$321 million aggregate principal amount of the Second March 2020 Optional Convertible Subordinated U.S. Dollar Notes and (ii) an estimated 42 million ADSs.

•	On July 30, 2015, CEMEX, S.A.B. de C.V. repaid in full the total amount outstanding of approximately U.S.$1.94 billion under the 2012 Facilities Agreement with new funds from 21 financial institutions. These lenders have joined the Credit Agreement under new tranches, allowing us to increase the average life of our syndicated bank debt to approximately four years. As a result, as of December 31, 2015, total commitments under the Credit Agreement included approximately €621 million (approximately U.S.$675 million or approximately Ps11,624 million) and approximately U.S.$3,149 million (Ps54,257 million), out of which about U.S.$735 million (Ps12,664 million) were in a revolving credit facility. The Credit Agreement currently has an amortization profile, considering all commitments, of 10% in 2017; 25% in 2018; 25% in 2019 and 40% in 2020. The new tranches share the same guarantors and collateral package as the original tranches under the Credit Agreement.

We used a substantial portion of the proceeds from these transactions to repay and refinance indebtedness, to improve our liquidity position and for general corporate purposes. Through these and prior refinancing transactions, we addressed all maturities under the 2009 Financing Agreement and the 2012 Facilities Agreement. For a description of the 2016 Credit Agreement Amendments, see “Item 5––Operating and Financial Review and Prospects––Recent Developments––Recent Developments Relating to Our Indebtedness—The 2016 Credit Agreement Amendments.”

Our Other Financial Obligations

Other financial obligations in the consolidated balance sheet as of December 31, 2014 and 2015 are detailed as follows:

	December 31, 2014			December 31, 2015
	Short- term	Long- term	Total	Short- term	Long- term	Total
March 2020 Optional Convertible Subordinated U.S. Dollar Notes	Ps —	—	—	—	8,569	8,569
March 2018 Optional Convertible Subordinated U.S. Dollar Notes	—	8,891	8,891	—	10,826	10,826
March 2016 Optional Convertible Subordinated U.S. Dollar Notes	—	13,642	13,642	6,007	—	6,007
March 2015 Optional Convertible Subordinated U.S. Dollar Notes	2,983	—	2,983	—	—	—
November 2019 Mandatory Convertible Mexican Peso Notes	206	1,194	1,400	239	961	1,200
Liabilities secured with accounts receivable	8,063	1,700	9,763	9,071	1,430	10,501
Capital leases	260	1,656	1,916	270	1,482	1,752

	Ps 11,512	27,083	38,595	15,587	23,268	38,855

As mentioned in note 2F to our 2015 audited consolidated financial statements included elsewhere in this annual report, financial instruments convertible into CEMEX, S.A.B. de C.V.’s CPOs and/or ADSs contain components of both liability and equity, which are recognized differently depending on whether the instrument is mandatorily convertible, or is optionally convertible by election of the note holders, as well as the currency in which the instrument is denominated.

March 2020 Optional Convertible Subordinated U.S. Dollar Notes

During 2015, CEMEX, S.A.B. de C.V. issued U.S.$521 million (Ps8,977 million) aggregate principal amount of its March 2020 Optional Convertible Subordinated U.S. Dollar Notes. The March 2020 Optional Convertible Subordinated U.S. Dollar Notes were issued: (a) U.S.$200 million as a result of the exercise on March 13, 2015 of U.S.$200 million notional amount of CCUs (described below), and (b) U.S.$321 million as a result of private exchanges with certain institutional investors on May 28, 2015, which together with early conversions, resulted in a total of approximately U.S.$626 million aggregate principal amount of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes held by such investors being paid and the issuance and delivery by CEMEX of an estimated 42 million ADSs, which included a number of additional ADSs issued to the holders as non-cash inducement premiums. The March 2020 Optional Convertible Subordinated U.S. Dollar Notes, which are subordinated to all of CEMEX’s liabilities and commitments, are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs at any time at the holder’s election and are subject to antidilution adjustments. The difference at the exchange date between the fair value of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes and the 42 million ADSs against the fair value of the Second March 2020 Optional Convertible Subordinated U.S. Dollar Notes, represented a loss of approximately Ps365 million recognized in 2015 as part of other financial (expense) income, net. As of December 31, 2015, the conversion price per ADS was approximately U.S.$11.90. The aggregate fair value of the conversion option as of the issuance dates which amounted to approximately Ps199 million was recognized in other equity reserves. After antidilution adjustments, the conversion rate as of December 31, 2015 was 84.0044 ADS per each U.S.$1 thousand principal amount of such notes. See note 16B to our 2015 audited consolidated financial statements included elsewhere in this annual report.

March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes

On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of U.S.$978 million (Ps11,632 million) aggregate principal amount of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes and U.S.$690 million (Ps8,211 million) aggregate principal amount of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes. The notes are subordinated to all of CEMEX’s liabilities and commitments. The notes are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs, at the holder’s election, and are subject to antidilution adjustments. As of December 31, 2014 and 2015, the conversion price per ADS was approximately U.S.$9.65 dollars and U.S.$9.27 dollars, respectively. After antidilution adjustments, the conversion rate as of December 31, 2014 and 2015 was 103.6741 ADS and 107.8211 ADS, respectively, per each U.S.$1 thousand principal amount of the March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes. A portion of the net proceeds from this transaction were used to fund the purchase of capped call options, which are generally expected to reduce the potential dilution cost to us upon the potential conversion of the March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes. See notes 16B and 16D to our 2015 audited consolidated financial statements included elsewhere in this annual report. After the exchange of notes described in the paragraph above, as of December 31, 2015, U.S.$352 million of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes remained outstanding. During 2015, CEMEX amended a portion of the capped calls entered into in

March 2011 with the purpose of unwinding the position. As a result, we received an aggregate amount of approximately U.S.$44 million (Ps758 million) in cash, equivalent to the unwind of 44.2% of the total notional amount of such capped call. See note 16D to our 2015 audited consolidated financial statements included elsewhere in this annual report. In March 2016, CEMEX, S.A.B. de C.V. repaid the full outstanding amount (approximately U.S.$352 million) of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes.

March 2015 Optional Convertible Subordinated U.S. Dollar Notes

On March 30, 2010, CEMEX, S.A.B. de C.V. issued U.S.$715 million (Ps8,837 million) aggregate principal amount of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes, which were subordinated to all of our liabilities and commitments, and were convertible into a fixed number of CEMEX S.A.B. de C.V.’s ADSs, at the holder’s election considering anti-dilution adjustments. As of December 31, 2014, the conversion price per ADS was approximately U.S.$11.18 dollars. After antidilution adjustments, the conversion rate as of December 31, 2014 was 89.4729 ADS, per each U.S.$1 thousand principal amount of such notes. Concurrent with the offering, a portion of the proceeds were used to enter into a capped call transaction that was expected to generally reduce the potential dilution cost to us upon the potential conversion of the notes. See notes 16B and 16D to our 2015 audited consolidated financial statements included elsewhere in this annual report.

During 2014, we agreed with certain institutional holders the early conversion of approximately U.S.$511 million in aggregate principal amount of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes in exchange for approximately 50.4 million ADSs, which included the number of additional ADSs issued to the holders as non-cash inducement premiums. As a result of the early conversion agreements the liability component of the converted notes of approximately Ps6,483 million, was reclassified from other financial obligations to other equity reserves. In addition, considering the issuance of shares, we increased common stock for Ps4 million and additional paid-in capital for Ps8,037 million against other equity reserves, and recognized expense for the inducement premiums of approximately Ps957 million, representing the fair value of the ADSs at the issuance dates, in the statement of operations in 2014 within “Other financial (expense) income, net.” As of December 31, 2014, the outstanding principal amount of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes was approximately U.S.$204 million. See note 16B to our 2015 audited consolidated financial statements included elsewhere in this annual report.

On October 3, 2014, pursuant to a private offer, CEMEX, S.A.B. de C.V. issued 200,000 CCUs, each with a stated amount of U.S.$1,000. The CCUs were issued to finance payment of the principal amount of U.S.$200 million of March 2015 Optional Convertible Subordinated U.S. Dollar Notes that matured without conversion. Based on the contract of the CCUs, the holders invested the U.S.$200 million in treasury bonds of the United States, and irrevocably agreed that such investment would be applied, if necessary, in March 2015, to subscribe new convertible notes of CEMEX, S.A.B. de C.V. for up to U.S.$200 million. As previously mentioned, on March 13, 2015, we exercised the CCUs and issued U.S.$200 million aggregate principal amount of the First March 2020 Optional Convertible Subordinated U.S. Dollar Notes to the holders of such CCUs. We used the proceeds from the exercise of CCUs and the corresponding issuance of U.S.$200 million of the First March 2020 Optional Convertible Subordinated U.S. Dollar Notes to partially repay U.S.$204 million of the remaining aggregate principal amount of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes at their maturity on March 15, 2015. As described above, in March 2015, CEMEX, S.A.B. de C.V. repaid at maturity the remaining balance of these notes. See note 16B to our 2015 audited consolidated financial statements included elsewhere in this annual report.

November 2019 Mandatory Convertible Mexican Peso Notes

In December 2009, CEMEX, S.A.B. de C.V. completed an exchange offer of debt into mandatorily convertible securities in pesos for approximately U.S.$315 million (Ps4,126 million) of the November 2019 Mandatory Convertible Mexican Peso Notes. Reflecting antidilution adjustments, the notes will be converted at maturity or earlier if the price of the CPO reaches approximately Ps29.50 into approximately 210 million CPOs at a conversion price of approximately Ps19.66 per CPO. During their tenure, holders have an option to voluntarily convert their securities on any interest payment date into CPOs. Considering the currency in which the notes are denominated and the functional currency of CEMEX, S.A.B. de C.V.’s financing division (see note 2D to our 2015 audited consolidated financial statements included elsewhere in this annual report), the conversion option embedded in these securities is treated as a stand-alone derivative liability at fair value in the statement of operations, recognizing an initial effect of Ps365 million. Changes in fair value of the conversion option generated losses of approximately U.S.$10 million (Ps135 million) in 2013, gains of approximately U.S.$11 million (Ps159 million) in 2014 and gains of approximately U.S.$18 million (Ps310 million) in 2015. See note 16B to our 2015 audited consolidated financial statements included elsewhere in this annual report.

Our Receivables Financing Arrangements

Our subsidiaries in Mexico, the United States, France and the United Kingdom, are parties to sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. As of December 31, 2014 and 2015, trade accounts receivable include receivables of Ps11,538 million (U.S.$783 million) and Ps12,858 million (U.S.$746 million), respectively. Under these programs, our subsidiaries effectively surrender control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, we retain certain residual interest in the programs and/or maintain continuing involvement with the accounts receivable; therefore, the amounts received are recognized within “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to Ps1,775 million and Ps2,357 million as of December 31, 2014 and 2015, respectively. Therefore, the funded amount to CEMEX was Ps9,763 million (U.S.$662 million) in 2014 and Ps10,501 million (U.S.$609 million) in 2015. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to approximately Ps298 million (U.S.$22 million) and Ps249 million (U.S.$16 million) in 2014 and 2015, respectively. Our securitization programs are negotiated for specific periods and may be renewed at their maturity. The securitization programs outstanding as of December 31, 2015 in the United States, Mexico, France and the United Kingdom mature in March 2017. See notes 9 and 26 to our 2015 audited consolidated financial statements included elsewhere in this annual report.

Capital Leases

As of December 31, 2014 and 2015, we held several operating buildings and mainly mobile equipment, under capital lease contracts for a total of approximately U.S.$130 million (Ps1,916 million) and U.S.$102 million (Ps1,752 million), respectively. See note 16B to our 2015 audited consolidated financial statements included elsewhere in this annual report. Future payments associated with these contracts are presented in note 23E to our 2015 audited consolidated financial statements included elsewhere in this annual report.

Our Equity Forward Arrangements

As of December 31, 2014 and 2015, CEMEX had a forward contract to be settled in cash maturing in October 2016 over the price, in both years, of 59.5 million CPOs of Axtel, S.A.B. de C.V. (“Axtel”), a Mexican telecommunications company that operates in the local, long-distance and data transfer markets, provides subscription based television services and is traded on the Mexican Stock Exchange. CEMEX negotiated this contract to maintain the exposure to changes in the price of this entity. Changes in the fair value of this instrument generated losses of approximately U.S.$9 million (Ps133 million) in 2014, and gains of approximately U.S.$15 million (Ps258 million) in 2015, recognized in our statements of operations for each period. In October 2015, Axtel announced its merger with Alestra, a Mexican provider of information technology solutions and a subsidiary of Alfa, S.A.B. de D.V. (“Alfa”) whose merger became effective on February 15, 2016. In connection with this merger, on January 6, 2016, CEMEX settled in cash the forward contract it maintained in shares of Axtel. See notes 16D and 26 to our 2015 audited consolidated financial statements included elsewhere in this annual report.

Perpetual Debentures

As of December 31, 2014 and 2015, non-controlling interest stockholders’ equity included approximately U.S.$466 million (Ps6,869 million) and U.S.$440 million (Ps7,581 million), respectively, representing the notional amount of Perpetual Debentures. The Perpetual Debentures have no fixed maturity date and do not represent contractual obligations to exchange any series of its outstanding Perpetual Debentures for financial assets or financial liabilities. Based on their characteristics, the Perpetual Debentures, issued through Special Purpose Vehicles (“SPVs”), qualify as equity instruments and are classified within non-controlling interest as they were issued by consolidated entities, and, if the conditions to interest deferred are satisfied, we have the unilateral right to defer indefinitely the payment of interest due on the Perpetual Debentures. Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the Perpetual Debentures, are included within “Other equity reserves” and represented expenses of approximately Ps420 million and Ps432 million in 2014 and 2015, respectively. The different SPVs were established solely for purposes of issuing the Perpetual Debentures and are included in our 2015 audited consolidated financial statements included elsewhere in this annual report. As of December 31, 2015, the Perpetual Debentures were as follows:

Issuer	Issuance date	Nominal Amount at Issuance Date (in millions)		Nominal amount Outstanding as of December 31, 2015 (in millions)		Repurchase option	Interest rate
C10-EUR Capital (SPV) Ltd.	May 2007		€730		€64	Tenth anniversary	6.277%
C8 Capital (SPV) Ltd. (1)	February 2007	U.S.$	750	U.S.$	135	Eighth anniversary	LIBOR + 4.40%
C5 Capital (SPV) Ltd.(1)	December 2006	U.S.$	350	U.S.$	61	Fifth anniversary	LIBOR + 4.277%
C10 Capital (SPV) Ltd.	December 2006	U.S.$	900	U.S.$	175	Tenth anniversary	6.772%

(1)	We are restricted to call these Perpetual Debentures under the Credit Agreement.

Stock Repurchase Program

Under Mexican law, CEMEX, S.A.B. de C.V.’s shareholders may authorize a stock repurchase program at any annual general ordinary shareholders’ meeting. Unless otherwise instructed by CEMEX, S.A.B. de C.V.’s shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

In connection with CEMEX, S.A.B. de C.V.’s 2013, 2014 and 2015 annual general ordinary shareholders’ meetings held on March 20, 2014, March 26, 2015, and March 31, 2016, respectively, no stock repurchase program has been proposed between March 2013 and the date of this annual report. Subject to certain exceptions, we are not permitted to repurchase shares of our capital stock under the Credit Agreement and the indentures governing the Senior Secured Notes.

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

In 2013, 2014 and 2015, the total combined expense of the technology and energy departments in CEMEX, which includes all significant R&D activities, amounted to approximately Ps494 million (U.S.$38 million), Ps538 million (U.S.$36 million) and Ps660 million (U.S.$41 million), respectively.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2015 that are reasonably likely to have a material and adverse effect on our net sales, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

Summary of Material Contractual Obligations and Commercial Commitments

The Credit Agreement

On September 29, 2014, CEMEX, S.A.B. de C.V. entered into the Credit Agreement for U.S.$1.35 billion with nine of the main lending banks from our 2012 Facilities Agreement. On November 3, 2014, five additional banks joined the Credit Agreement as lenders with aggregate commitments of U.S.$515 million, increasing the total amount of the Credit Agreement from U.S.$1.35 billion to U.S.$1.87 billion (increasing the revolving tranche of the Credit Agreement proportionally to U.S.$746 million). On July 30, 2015, CEMEX, S.A.B. de C.V. repaid in full the total amount outstanding of approximately U.S.$1.94 billion under the 2012 Facilities Agreement with new funds from 21 financial institutions. These lenders have joined the Credit Agreement under new tranches, allowing us to increase the average life of our syndicated bank debt to approximately four years as of such date. As a result, as of December 31, 2015, total commitments under the Credit Agreement included approximately €621 million (approximately U.S.$675 million or approximately Ps11,624 million) and approximately U.S.$3,149 million (Ps54,257 million), out of which about U.S.$735 million (Ps12,664 million) were in a revolving credit facility. The Credit Agreement currently has an amortization profile, considering all commitments, of 10% in 2017; 25% in 2018; 25% in 2019; and 40% in 2020. The new tranches share the same guarantors and collateral package as the original tranches under the Credit Agreement. As a result of this refinancing, we have no significant debt maturities until September 2017, when approximately U.S.$373 million (Ps6,427 million) corresponding to the first amortization under the Credit Agreement become due. See note 16B to our 2015 audited consolidated financial statements included elsewhere in this annual report. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness.”

As of December 31, 2015, we reported an aggregate principal amount of outstanding debt under the Credit Agreement of approximately Ps52,763 million (U.S.$3,062 million) (principal amount Ps53,224 million (U.S.$3,089 million), excluding deferred issuance costs). The Credit Agreement is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

For a discussion of restrictions and covenants under the Credit Agreement, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The Credit Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions.”

Senior Secured Notes

The indentures governing the Senior Secured Notes impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) create liens; (ii) incur in additional debt; (iii) change CEMEX’s business or the business of any obligor or material subsidiary (in each case, as defined in the Credit Agreement); (iv) enter into mergers; (v) enter into agreements that restrict our subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) enter into certain derivatives transactions and (xii) exercise any call option in relation to any perpetual bonds issues unless the exercise of the call options does not have a materially negative impact on our cash flow.

April 2019 U.S. Dollar and Euro Notes. On March 28, 2012, CEMEX España, acting through its Luxembourg branch, issued the April 2019 U.S. Dollar and Euro Notes in exchange for Perpetual Debentures and Eurobonds pursuant to separate private placement exchange offers directed to the holders of Perpetual Debentures and Eurobonds, in transactions exempt from registration pursuant to Section 4(2) of the Securities Act. Such exchange offers were made within the United States only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act), and outside the United States to persons that are not “U.S. persons,” as such term is defined in Rule 902(k) of Regulation S under the Securities Act and who participated in the transactions in accordance with Regulation S. CEMEX, S.A.B. de C.V., CEMEX México, New Sunward, Cemex Asia B.V. (“CEMEX Asia”), CEMEX Concretos, S.A. de C.V. (“CEMEX Concretos”), CEMEX Corp., CEMEX Finance LLC, Cemex Egyptian Investments B.V. (“CEMEX Egyptian Investments”), Cemex Egyptian Investments II B.V. (“CEMEX Egyptian Investments II”), CEMEX France, CEMEX Research Group, Cemex Shipping B.V. (“CEMEX Shipping”), CEMEX UK and Empresas Tolteca de México, S.A. de C.V. (“Empresas Tolteca”) have fully and unconditionally guaranteed the performance of all obligations of CEMEX España under the April 2019 U.S. Dollar and Euro Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. On April 1, 2016, CEMEX España, acting through its Luxembourg branch, issued an irrevocable notice of redemption with respect to the April 2019 U.S. Dollar and Euro Notes. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Indebtedness—The April 2019 U.S. Dollar and Euro Notes Redemption.”

June 2018 U.S. Dollar Notes. In connection with the 2012 Refinancing Transaction, on September 17, 2012, CEMEX, S.A.B. de C.V. issued the June 2018 U.S. Dollar Notes to participating creditors that elected to receive the June 2018 U.S. Dollar Notes in place of all or a portion of their indebtedness subject to the 2009 Financing Agreement. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the June 2018 U.S. Dollar Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

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

December 2019 U.S. Dollar Notes. On August 12, 2013, CEMEX, S.A.B. de C.V. issued the December 2019 U.S. Dollar Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping and CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the December 2019 U.S. Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

January 2021 and October 2018 U.S. Dollar Notes. On October 2, 2013, CEMEX, S.A.B. de C.V. issued the January 2021 and October 2018 U.S. Dollar Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2021 and October 2018 U.S. Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

April 2024 U.S. Dollar and April 2021 Euro Notes. On April 1, 2014, CEMEX Finance LLC issued the April 2024 U.S. Dollar and April 2021 Euro Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance LLC under the April 2024 U.S. Dollar and April 2021 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

January 2025 U.S. Dollar and January 2022 Euro Notes. On September 11, 2014, CEMEX, S.A.B. de C.V. issued the January 2025 U.S. Dollar and January 2022 Euro Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX Concretos, Empresas Tolteca, New Sunward, CEMEX España, CEMEX Asia, CEMEX Corp., CEMEX Finance LLC, Cemex Egyptian Investments, Cemex Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2025 U.S. Dollar and January 2022 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

May 2025 U.S. Dollar and March 2023 Euro Notes. In March 2015, CEMEX, S.A.B. de C.V. issued the May 2025 U.S. Dollar and March 2023 Euro Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX Concretos, Empresas Tolteca, New Sunward, CEMEX España, CEMEX Asia, CEMEX

Corp., CEMEX Finance LLC, Cemex Egyptian Investments, Cemex Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping and CEMEX UK, have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the May 2025 U.S. Dollar and March 2023 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

March 2026 U.S. Dollar Notes. On March 16, 2016, CEMEX, S.A.B. de C.V. issued the March 2026 U.S. Dollar Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping and CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the March 2026 U.S. Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

Convertible Notes

March 2020 Optional Convertible Subordinated U.S. Dollar Notes. During 2015, CEMEX, S.A.B. de C.V. issued U.S.$521 million (Ps8,977 million) aggregate principal amount of its March 2020 Optional Convertible Subordinated U.S. Dollar Notes. The March 2020 Optional Convertible Subordinated U.S. Dollar Notes were issued: (a) U.S.$200 million as a result of the exercise on March 13, 2015 of U.S.$200 million notional amount of CCUs (described below), and (b) U.S.$321 million as a result of private exchanges with certain institutional investors on May 28, 2015, which together with early conversions, resulted in a total of approximately U.S.$626 million aggregate principal amount of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes held by such investors being paid and the issuance and delivery by CEMEX of an estimated 42 million ADSs, which included a number of additional ADSs issued to the holders as non-cash inducement premiums. The March 2020 Optional Convertible Subordinated U.S. Dollar Notes, which are subordinated to all of CEMEX’s liabilities and commitments, are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs at any time at the holder’s election and are subject to antidilution adjustments. The difference at the exchange date between the fair value of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes and the 42 million ADSs against the fair value of the Second March 2020 Optional Convertible Subordinated U.S. Dollar Notes, represented a loss of approximately Ps365 million recognized in 2015 as part of other financial (expense) income, net. As of December 31, 2015, the conversion price per ADS was approximately U.S.$11.90. The aggregate fair value of the conversion option as of the issuance dates which amounted to approximately Ps199 million was recognized in other equity reserves. After antidilution adjustments, the conversion rate as of December 31, 2015 was 84.0044 ADS per each U.S.$1 thousand principal amount of such notes. See note 16B to our 2015 audited consolidated financial statements included elsewhere in this annual report.

November 2019 Mandatory Convertible Mexican Peso Notes. In December 2009, CEMEX, S.A.B. de C.V. completed an exchange offer of debt into mandatorily convertible securities in pesos for approximately U.S.$315 million (Ps4,126 million) of the November 2019 Mandatory Convertible Mexican Peso Notes. Reflecting antidilution adjustments, the notes will be converted at maturity or earlier if the price of the CPO reaches approximately Ps29.50 into approximately 210 million CPOs at a conversion price of approximately Ps19.66 per CPO. During their tenure, holders have an option to voluntarily convert their securities on any interest payment date into CPOs. Considering the currency in which the notes are denominated and the functional currency of CEMEX, S.A.B. de C.V.’s financing division, the conversion option embedded in these securities is treated as a stand-alone derivative liability at fair value in the statement of operations, recognizing an initial effect of Ps365 million. See note 2D to our 2015 audited consolidated financial statements included elsewhere in this annual report. Changes in fair value of the conversion option generated losses of approximately U.S.$10 million (Ps135 million) in 2013, gains of approximately U.S.$11 million (Ps159 million) in 2014 and gains of approximately U.S.$18 million (Ps310 million) in 2015. See note 16B to our 2015 audited consolidated financial statements included elsewhere in this annual report.

March 2018 Optional Convertible Subordinated U.S. Dollar Notes. On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of U.S.$690 million (Ps8,211 million) aggregate principal amount of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes. The notes are subordinated to all of CEMEX’s liabilities and commitments. The notes are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs, at the holder’s election, and are subject to antidilution adjustments. As of December 31, 2015, the conversion price per ADS was approximately U.S.$9.27 dollars. After antidilution adjustments, the conversion rate as of December 31, 2015 was 107.8211 ADS per each U.S.$1 thousand principal amount of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes. A portion of the net proceeds from this transaction were used to fund the purchase of capped call options, which are generally expected to reduce the potential dilution cost to us upon the potential conversion of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes. See notes 16B and 16D to our 2015 audited consolidated financial statements included elsewhere in this annual report. During 2015, CEMEX amended a portion of the capped calls entered into in March 2011 with the purpose of unwinding the position. As a result, we received an aggregate amount of approximately U.S.$44 million (Ps758 million) in cash, equivalent to the unwind of 44.2% of the total notional amount of such capped call. See note 16D to our 2015 audited consolidated financial statements included elsewhere in this annual report.

Commercial Commitments

In April 2008, Citibank entered into put option transactions on CEMEX, S.A.B. de C.V. CPOs with a Mexican trust that we established on behalf of its Mexican pension fund and certain of CEMEX board members and current and former employees (the “Participating Individuals”). The transaction was structured with two main components. Under the first component, the trust sold, for the benefit of CEMEX’s Mexican pension fund, put options to Citibank in exchange for a premium of approximately U.S.$38 million. The premium was deposited into the trust and was used to purchase, on a prepaid forward basis, securities that track the performance of the Mexican Stock Exchange. Under the second component, the trust sold, on behalf of the Participating Individuals, additional put options to Citibank in exchange for a premium of approximately U.S.$38 million, which was used to purchase prepaid forward CPOs. These prepaid forward CPOs, together with additional CPOs representing an equal amount in U.S. Dollars, were deposited into the trust by the Participating Individuals as security for their obligations, and represented the maximum exposure of the Participating Individuals under this transaction. The put options gave Citibank the right to require the trust to purchase, in April 2013, approximately 136 million CPOs at a price of U.S.$2.6498 dollars per CPO (120% of initial CPO price in dollars). If the value of the assets held in the trust (34.7 million CPOs and the securities that track the performance of the Mexican Stock Exchange) was insufficient to cover the obligations of the trust, a guarantee would be triggered and we would be required settle, in April 2013, the difference between the total number of CPOs at a price of U.S.$2.6498 dollars per CPO and the market value of the assets of the trust. During the tenure of the transaction, the purchase price per CPO in dollars and the corresponding number of CPOs under this transaction were subject to dividend adjustments. Moreover, we recognized a liability for the fair value of the guarantee, and changes in valuation were recorded in the statements of operations. See note 16D to our 2015 audited consolidated financial statements included elsewhere in this annual report. Between January and April 2013, the 136 million put options were gradually unwounded, and cash deposits in margin accounts, after deducting the value of the trust’ assets, were used in an aggregate amount of approximately U.S.$112 million.

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

In some countries, CEMEX has self-insured health care benefits plans for its active employees, which are managed on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2015, in certain plans, CEMEX has established stop-loss limits for continued medical assistance derived from a series of specific causes (e.g., an automobile accident, illness, etc.) ranging from U.S.$23 thousand to U.S.$400 thousand. In other plans, CEMEX has established stop-loss limits per employee regardless of the number of events ranging from U.S.$100 thousand to U.S.$2.5 million. The contingency for CEMEX if all employees qualifying for health care benefits required medical services simultaneously is significantly. However, this scenario is remote. The amount expensed through self-insured health care benefits was approximately U.S.$70 million (Ps914 million) in 2013, U.S.$64 million (Ps943 million) in 2014 and U.S.$69 million (Ps1,189 million) in 2015. See note 23D to our 2015 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2015, we did not depend on any of our suppliers of goods or services to conduct our business.

Contractual Obligations

As of December 31, 2014 and 2015, we had material contractual obligations as set forth in the table below.

	As of December 31, 2014	As of December 31, 2015
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of U.S. Dollars)
Long-term debt	U.S.$ 13,964	5	2,233	4,208	6,857	13,303
Capital lease obligations(1)	215	23	38	32	42	135
Convertible notes(2)	1,826	362	663	518	—	1,543

Total debt and other financial obligations(3)	16,005	390	2,934	4,758	6,899	14,981
Operating leases(4)	393	99	158	109	68	434

	As of December 31, 2014	As of December 31, 2015
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of U.S. Dollars)
Interest payments on debt(5)	5,048	851	1,631	1,104	1,073	4,659
Pension plans and other benefits(6)	1,604	147	296	301	824	1,568
Purchases of raw material, fuel and energy(7)	4,814	483	739	609	2,132	3,963

Total contractual obligations	U.S.$ 27,864	1,970	5,758	6,881	10,996	25,605

Total contractual obligations (Mexican Pesos)	Ps 410,715	33,943	99,210	118,560	189,461	441,174

(1)	Represents nominal cash flows. As of December 31, 2015, the net present value of future payments under such leases was approximately U.S.$102 million (Ps1,752 million), of which, approximately U.S.$26 million (Ps448 million) refers to payments from one to three years, approximately U.S.$23 million (Ps389 million) refers to payments from three to five years and approximately U.S.$37 million (Ps646 million) refers to payments of more than five years.
(2)	Refers to the components of liability of the convertible notes described in note 16B to our 2015 audited consolidated financial statements included elsewhere in this annual report and assumes repayment at maturity and no converstion of the notes.
(3)	The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, we have replaced our long-term obligations for others of a similar nature.
(4)	The amounts represent nominal cash flows. We have operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain administrative, selling and distribution expenses. Rental expense was U.S.$112 million (Ps1,657 million) in 2014 and U.S.$114 million (Ps1,967 million) in 2015.
(5)	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2014 and 2015.
(6)	Represents estimated annual payments under these benefits for the next ten years (see note 18 to our 2015 audited consolidated financial statements included elsewhere in this annual report), including the estimate of new retirees during such future years.
(7)	Future nominal payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows. Future nominal payments of energy were estimated for all contractual commitments on the basis of an aggregate average expected consumption of approximately 3,124.1 GWh per year using the future prices of energy established in the contracts for each period. Future payments also include our commitments for the purchase of fuel.

As of December 31, 2013, 2014 and 2015, in connection with the commitments for the purchase of fuel and energy included in the table above, a description of the most significant contracts is as follows:

In September 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” we and ACCIONA formed an alliance to develop a wind farm project for the generation of 250 megawatts in the Mexican state of Oaxaca. We acted as promoter of the project, which was named EURUS. ACCIONA provided the required financing, constructed the facility and currently owns and operates the wind farm. The operation of the 167 wind turbines on the farm commenced on November 15, 2009. The agreements between us and ACCIONA established that our plants in Mexico will acquire a portion of the energy generated by the wind farm for a period of at least 20 years, which began in February 2010, when EURUS reached the committed limit capacity. For the years ended December 31, 2013, 2014 and 2015, EURUS supplied approximately 25.8%, 28.2% and 28.0%, respectively, of our overall electricity needs in Mexico during such years.

In 1999, we entered into agreements with an international partnership, which financed, built and operated TEG, an electrical energy generating plant in Mexico. In 2007, the original operator was replaced. Pursuant to the agreement, we would purchase the energy generated from TEG for a term of not less than 20 years, which started in April 2004 and that was further extended until 2027 with the change of operator. In addition, we committed to supply TEG and another third-party electrical energy generating plant adjacent to TEG all fuel necessary for their operations, a commitment that has been hedged through four 20-year agreements entered with PEMEX, which terminate in 2024. Consequently, for the last three years, CEMEX intends to purchase the required fuel in the market. For the years ended December 31, 2013, 2014 and 2015, TEG supplied approximately 70.9%, 69.6% and 69.3%, respectively, of our overall electricity needs during such year for our cement plants in Mexico.

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

In 2007, CEMEX OstZement GmbH (“COZ”), our subsidiary in Germany, entered into a long-term energy supply contract with Vattenfall Europe New Energy Ecopower (“VENEE”), pursuant to which VENEE committed to supply energy to our Rüdersdorf plant for a period of 15 years starting on January 1, 2008. Based on the contract, each year COZ has the option to fix in advance the volume of energy that it will acquire from VENEE, with the option to adjust the purchase amount one time on a monthly and quarterly basis. According to the contract, COZ acquired approximately 27 MW per year for 2015, 2016, 2017 and 2018, 15 MW per year for 2019, and expects to acquire between 11 and 13 MW per year for 2019, and COZ expects to acquire between 26 and 28 MW per year starting in 2020 and thereafter. The contract, which establishes a price mechanism for the energy acquired, based on the price of energy future contracts quoted on the European Energy Exchange, did not require initial investments and was expected to be performed at a future date. Based on its terms, this contract qualified as a financial instrument under IFRS. However, as the contract is for CEMEX’s own use and CEMEX sells any energy surplus as soon as actual energy requirements are known, regardless of changes in prices and thereby avoiding any intention of trading in energy, such contract is not recognized at its fair value.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results and liquidity or capital resources.

Qualitative and Quantitative Market Disclosure

Our Derivative Financial Instruments

For the year ended December 31, 2014, we had net losses related to the recognition of changes in fair values of derivative financial instruments of Ps679 million (U.S.$46 million). For the year ended December 31, 2015, we had a net loss related to the recognition of changes in fair values of derivative financial instruments of Ps2,981 million (U.S.$173 million). See note 16D to our 2015 audited consolidated financial statements included elsewhere in this annual report.

Since the beginning of 2009, with the exception of our capped call transaction entered into in March 2011, we have been reducing the aggregate notional amount of our derivatives, thereby reducing the risk of cash margin calls. This initiative has included closing substantially all notional amounts of derivative instruments related to our debt (currency and interest rate derivatives) and the settlement of our inactive derivative financial instruments (see note 16D to our 2015 audited consolidated financial statements included elsewhere in this annual report), which we finalized during April 2009. The Credit Agreement significantly restricts our ability to enter into derivative transactions.

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

	At December 31, 2014		At December 31, 2015		Maturity Date
(in millions of U.S. Dollars)	Notional Amount	Estimated Fair value	Notional Amount	Estimated Fair value
Interest Rate Swaps	165	33	157	28	September 2022
Equity forwards on third-party shares	27	—	24	6	October 2016
Options on CEMEX, S.A.B. de C.V.’s shares	1,668	266	1,145	12	March 2016
Foreign exchange forward contracts	—	—	173	(1)	March 2018

	1,860	299	1,499	45

Our Interest Rate Swaps. As of December 31, 2014 and 2015, we had an interest rate swap maturing in September 2022 with notional amounts of U.S.$165.1 million and U.S.$157 million, respectively, negotiated to exchange floating for fixed rates in connection with agreements we entered into for the acquisition of electric energy in Mexico. As of December 31, 2014 and 2015, the fair value of the swap represented assets of approximately U.S.$33 million and U.S.$28 million, respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, we will receive a fixed rate of 5.4% and will pay a LIBOR. Changes in the fair value of interest rate swaps, generated losses of approximately U.S.$16 million (Ps207 million) in 2013, approximately U.S.$1 million (Ps3 million) in 2014 and approximately U.S.$4 million (Ps69 million) in 2015, which were recognized in the statement of operations for each year. See note 16D to our 2015 audited consolidated financial statements included elsewhere in this annual report.

Our Equity Forwards on Third-Party Shares. As of December 31, 2014 and 2015, we had forward contracts to be settled in cash over the price, in both years, of 59.5 million CPOs of Axtel. The forward contract to be settled in cash matured in October 2015 and a new forward contract with a maturity of October 2016 was entered into. Changes in the fair value of this instrument generated gains of approximately U.S.$6 million (Ps76 million) in 2013, losses of approximately U.S.$9 million (Ps133 million) in 2014 and gains of approximately U.S.$15 million (Ps258 million) in 2015, which were recognized in the statement of operations for each year. This forward was cash settled on January 6, 2016 and as a result we received approximately U.S.$4 million (Ps69 million) in net proceeds as part of the cash settlement. See “Item 5––Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Equity Forward Arrangements.”

Our Options on Our Own Shares. On March 15, 2011, in connection with the offering of the March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes and to effectively increase the conversion price for CEMEX, S.A.B. de C.V.’s CPOs under such notes, CEMEX, S.A.B. de C.V. entered into capped call transactions after antidilution adjustments over approximately 173 million ADSs (101 million ADSs maturing in March 2016 and 72 million ADSs maturing in March 2018), by means of which, for the March 2016 Convertible Subordinated U.S. Dollar Notes, at maturity of the notes in March 2016, if the price per ADS was above U.S.$9.65 dollars, we would have received in cash the difference between the market price of the ADS and U.S.$9.65 dollars, with a maximum appreciation per ADS of U.S.$4.45 dollars. Likewise, for the March 2018 Optional Convertible Subordinated U.S. Dollar Notes, at maturity of the notes in March 2018, if the price per ADS is above U.S.$9.65 dollars, we will receive in cash the difference between the market price of the ADS and U.S.$9.65 dollars, with a maximum appreciation per ADS of U.S.$5.94 dollars. We paid a total premium of approximately U.S.$222 million. As of December 31, 2014 and 2015, the fair value of such options represented assets of approximately U.S.$294 million (Ps4,335 million) and U.S.$22 million (Ps379 million), respectively. During 2013, 2014 and 2015, changes in the fair value of this contract generated gains of approximately U.S.$127 million (Ps1,663 million), losses of approximately U.S.$65 million (Ps962 million) and losses of approximately U.S.$228 million (Ps3,928 million), respectively, which were recognized in the statements of operations for each year. During 2015, CEMEX amended a portion of the capped calls relating to the March 2016 Optional Convertible Subordinated U.S. Dollar Notes with the purpose of unwinding the position, and as a result we received an aggregate amount of approximately U.S.$44 million (Ps758 million) in cash, equivalent to the unwind of 44.2% of the total notional amount of such capped call. See note 16D to our 2015 audited consolidated financial statements included elsewhere in this annual report. In March 2016, CEMEX, S.A.B. de C.V. repaid the full outstanding amount (approximately U.S.$352 million) of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes.

On March 30, 2010, CEMEX, S.A.B. de C.V. entered into a capped call transaction, after antidilution adjustments, of over approximately 64 million ADSs maturing in March 2015, in connection with the March 2015 Optional Convertible Subordinated U.S. Dollar Notes and to effectively increase the conversion price for CEMEX’s ADSs under such notes, by means of which, at maturity of the notes, if the market price per ADS was above the strike price of U.S.$11.18 dollars, we would receive in cash the difference between the market price and the strike price, with a maximum appreciation per ADS of approximately U.S.$4.30 dollars. We paid a premium of approximately U.S.$105 million. In January, 2014, we initiated a process to amend the terms of this capped call transaction, pursuant to which, using the then existing market valuation of the instrument, we received approximately 7.7 million zero-strike call options over a same number of ADSs. In July 2014, we amended the zero-strike call options to fix a minimum value of approximately U.S.$94 million. As part of the amendment, we also retained the economic value of approximately one million ADSs. During December 2014, we further amended and unwound the zero-strike call options, monetizing the remaining value of the approximately one million ADSs we had retained, pursuant to which we received a total payment of approximately U.S.$105 million. During 2013 and 2014, changes in the fair value of these options generated gains of approximately U.S.$36 million (Ps465 million) and U.S.$17 million (Ps253 million), respectively, which were recognized within “Other financial (expense) income, net” in the statements of operations. See note 16D to our 2015 audited consolidated financial statements included elsewhere in this annual report. The March 2015 Optional Convertible Subordinated U.S. Dollar Notes were paid at maturity on March 15, 2015.

In addition, in connection with the November 2019 Mandatory Convertible Mexican Peso Notes (see note 16B to our 2015 audited consolidated financial statements included elsewhere in this annual report), and considering (i) the aforementioned change in CEMEX, S.A.B. de C.V.’s functional currency effective January 1, 2013 and (ii) that the currency in which such November 2019 Mandatory Convertible Mexican Peso Notes are denominated and the functional currency of the issuer differ, beginning January 1, 2013, we separate now the conversion option embedded in such instruments and recognizes it at fair value through profit or loss, which as of December 31, 2014 and 2015, resulted in a liability of approximately U.S.$28 million (Ps413 million) and U.S.$10 million (Ps178 million), respectively. Changes in fair value of the conversion option generated gains of U.S.$11 million (Ps159 million) in 2014 and gains of U.S.$18 million (Ps310 million) in 2015.

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of December 31, 2015. Average floating interest rates are calculated based on forward rates in the yield curve as of December 31, 2015. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates available to us as of December 31, 2015 and is summarized as follows:

	Expected maturity dates as of December 31, 2015
Long-Term Debt(1)	2016		2017	2018	2019	After 2020	Total		Fair Value
	(In millions of U.S. Dollars, except percentages)
Variable rate	U.S.$	4	380	1,367	857	1,012	U.S.$	3,621	U.S.$	3,478
Average interest rate		4.89%	4.81%	5.57%	5.60%	5.71%
Fixed rate	U.S.$	1	38	447	2,387	6,809	U.S.$	9,682	U.S.$	9,334
Average interest rate		6.97%	6.97%	6.98%	6.85%	6.63%

(1)	The information above includes the current maturities of the long-term debt. Total long-term debt as of December 31, 2015 does not include our other financial obligations and the Perpetual Debentures for an aggregate amount of approximately U.S.$1,791 million (Ps30,858 million) issued by consolidated entities. See notes 16B and 20D to our 2015 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2015, we were subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of December 31, 2014, 29% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 428 basis points. As of December 31, 2015, 27% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 367 basis points. See note 16 to our 2015 audited consolidated financial statements included elsewhere in this annual report.

Foreign Currency Risk. Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations in the Dollar/Mexican Peso exchange rate. For the year ended December 31, 2015, approximately 20% of our net sales, before eliminations resulting from consolidation, were generated in Mexico, 26% in the United States, 8% in the United Kingdom, 3% in Germany, 5% in France, 4% in the Rest of Northern Europe region, 3% in Spain, 3% in Egypt, 4% in the Rest of the Mediterranean region, 5% in Colombia, 8% in the Rest of SAC region, 4% in Asia and 7% from our Other operations.

Foreign exchange gains and losses occur by monetary assets or liabilities in a currency different from its functional currency, and are recorded in the consolidated statements of operations, except for exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and related parties’ long-term balances denominated in foreign currency, for which the resulting gains or losses are reported in other comprehensive income. As of December 31, 2014 and 2015, excluding from the sensitivity analysis the impact of translating the net assets of foreign operations into our reporting currency and considering a hypothetical 10% strengthening of the Dollar against the Mexican peso, with all other variables held constant, our net losses for 2014 and 2015 would have increased by approximately U.S.$216 million (Ps3,186 million) and U.S.$232 million (Ps3,998 million), respectively, as a result of higher foreign exchange losses on our dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetical 10% weakening of the Dollar against the Mexican peso would have the opposite effect.

As of December 31, 2015, approximately 82% of our total debt plus other financial obligations was U.S. Dollar-denominated, approximately 16% was Euro-denominated, approximately 2% was Mexican Peso-denominated and immaterial amounts were denominated in other currencies, which does not include approximately Ps7,581 million (U.S.$440 million) of Perpetual Debentures; therefore, we had a foreign currency exposure arising from the debt plus other financial obligations denominated in U.S. Dollars, and the debt and other financial obligations denominated in Euros, versus the currencies in which our revenues are settled in most countries in which we operate. We cannot guarantee that we will generate sufficient revenues in Euros from our operations in Spain, Germany, France and the Rest of Northern Europe region to service these obligations. As of December 31, 2014 and 2015, CEMEX had not implemented any derivative financing hedging strategy to address this foreign currency risk.

Equity Risk. As described above, we have entered into equity forward contracts on Axtel shares. Upon liquidation, the equity forward contracts provided for cash settlement and the effects were recognized in the statement of operations as part of “Other financial income, net” in our 2015 audited consolidated financial statements included elsewhere in this annual report. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in value of the underlying asset.

As of December 31, 2014 and 2015, the potential change in the fair value of CEMEX’s forward contracts in Axtel’s shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of Axtel’s CPO, with all other variables held constant, our net loss for 2014 would have increased by approximately U.S.$1 million (Ps15 million) and our net income for 2015 would have reduced in approximately U.S.$3 million (Ps51 million), as a result of additional negative changes in fair value associated with such forward contracts. A 10% hypothetical increase in the Axtel CPO price would generate approximately the opposite effects. In October 2015, Axtel announced its merger with Alestra, a Mexican provider of information technology solutions and a subsidiary of Alfa whose merger became effective on February 15, 2016. In connection with this merger, on January 6, 2016, CEMEX settled in cash the forward contract it maintained in shares of Axtel. See notes 16D and 26 to our 2015 audited consolidated financial statements included elsewhere in this annual report.

In connection with the offering of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes and the March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes, we entered into capped call transactions with the financial institutions involved on those transactions or their affiliates. See “Item 5—Operating and Financial Review and Prospects—Qualitative and Quantitative Market Disclosure—Our Derivative Financial Instruments—Our Options on Our Own Shares.”

As of December 31, 2014 and 2015, the potential change in the fair value of our options (capped call) and based on the price of CEMEX, S.A.B. de C.V.’s ADSs that would result from a hypothetical, instantaneous decrease of 10% in the market price of CEMEX, S.A.B. de C.V.’s ADSs, with all other variables held constant, our net loss for 2014 would have increased by approximately U.S.$73 million (Ps1,076 million) and our net income for 2015 would have reduced in approximately U.S.$8 million (Ps137 million) and, as a result of additional negative changes in fair value associated with these contracts. A 10% hypothetical increase in our ADS price would generate approximately the opposite effect. In July 2014, we amended the zero-strike call options to fix a minimum value of approximately U.S.$94 million. As part of the amendment, we also retained the economic value of approximately one million ADSs. During December 2014, we further amended and unwound the zero-strike call options, monetizing the remaining value of the approximately one million ADSs we had retained, pursuant to which we received a total payment of approximately U.S.$105 million. During 2013 and 2014, changes in the fair value of these options generated gains of approximately U.S.$36 million (Ps465 million) and U.S.$17 million (Ps253 million), respectively, which were recognized within “Other financial (expense) income, net” in the statements of operations. During 2015, CEMEX amended a portion of the capped calls relating to the March 2016 Optional Convertible Subordinated U.S. Dollar Notes with the purpose of unwinding the position, and as a result we received an aggregate amount of approximately U.S.$44 million (Ps758 million) in cash, equivalent to the unwind of 44.2% of the total notional amount of such capped call. See note 16D to our 2015 audited consolidated financial statements included elsewhere in this annual report.

In addition, even though the change in fair value of our embedded conversion options in the November 2019 Mandatory Convertible Mexican Peso Notes affect the statements of operations, they do not imply any risk or variability in cash flows, considering that through their exercise, we will settle a fixed amount of debt with a fixed amount of shares. As of December 31, 2014 and 2015, after considering in the convertible notes the effects related with the change in CEMEX, S.A.B. de C.V.’s functional currency in 2013, the potential change in the fair value of these embedded conversion options in the November 2019 Mandatory Convertible Mexican Peso Notes that would result from a hypothetical, instantaneous decrease of 10% in the market price of CEMEX, S.A.B. de C.V.’s CPOs, with all other variables held constant, would have decreased our net loss for 2014 by approximately U.S.$8 million (Ps113 million) and our net income for 2015 would have increased our net income by approximately U.S.$3 million (Ps47 million), respectively, as a result of additional positive changes in fair value associated with this option. A 10% hypothetical increase in the CPO price would generate approximately the opposite effect.

Liquidity risk. Margin calls under our derivative instruments can have a significant negative effect on our liquidity position and can impair our ability to service our debt and fund our capital expenditures. The amount of margin calls as of December 31, 2014 with respect to our derivative financial instrument positions was approximately U.S.$14 million (Ps206 million). We did not have any such margin calls as of December 31, 2015.

Investments, Acquisitions and Divestitures

The transactions described below represent our principal investments, acquisitions and divestitures completed during 2013, 2014 and 2015.

Investments and Acquisitions

On August 27, 2015, we completed the construction of the first phase of a new cement grinding plant in Nicaragua. CEMEX Latam invested approximately U.S.$30 million for infrastructure procurement and the installation of the first cement grinding mill. The second phase, which is expected to be completed by the end of 2017, will include the installation of a second cement grinding mill and an additional investment of approximately U.S.$25 million. Upon completion of the second phase, CEMEX Nicaragua is expected to reach an estimated total annual cement production capacity of approximately 860,000 tons.

On May 14, 2015, we announced a new 1.5-million-ton integrated cement-production line at CEMEX’s Solid plant in the Philippines with an estimated investment of approximately U.S.$300 million. This will double the capacity of the Solid plant and will represent a 25% increase in the company’s cement capacity in the Philippines.

On December 1, 2014, we announced the restart of the Tepeaca cement plant expansion in México. By 2017 the total production capacity will reach 7.6 million tons per year and the total investment is estimated to be approximately U.S.$650 million. The additional investment, in order to add 4.4 million tons per year to the current capacity, will be approximately U.S.$200 million.

On October 31, 2014, we announced that we had entered into agreements with Holcim to complete a series of transactions in Europe, which closed on January 5, 2015, with retrospective effect as of January 1, 2015. See note 15B to our audited consolidated financial statements included elsewhere in this annual report.

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

On April 10, 2014, we announced being successfully completed the financing of Ventika, a project comprising the construction of two 126 MW wind farms each, for a total nominal capacity of 252 MW to be located in Nuevo León, Mexico. The investment for the project is approximately U.S.$650 million (approximately Ps9,581 million), of which 75% correspond to debt and 25% to equity. The project includes debt financiers, equity partners, private investors and CEMEX. In addition, we will supervise the construction process and, once operational, we will manage the wind farms without exercising control and owning a minority stake of 5% of the equity, therefore, the project will not be consolidated into our balance sheet and the project´s debt will have no recourse to ours. These wind farms will supply renewable energy to facilities belonging to several local companies including us, under the self-supply scheme approved by the Mexican Energy Regulatory Commission.

On June 3, 2013, we announced that we expect to invest approximately U.S.$100 million (approximately 700 million Egyptian Pounds) to improve our operations in Egypt and to continue supporting the country’s housing, commercial and infrastructure development. We will use a sizable percentage of the investment to increase our capacity to use coal and pet coke as energy sources in our Assiut cement plant. We also expect to install new waste co-processing and environmental equipment in the plant to continue reducing our emissions and to increase its alternative fuels usage.

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

Our total additions in property, machinery and equipment, as reflected in our 2015 audited consolidated financial statements (see note 14 to our 2015 audited consolidated financial statements included elsewhere in this annual report), excluding acquisitions of equity interests in subsidiaries and associates and including capital leases, was approximately U.S.$609 million in 2013, U.S.$689 million in 2014 and U.S.$764 million in 2015. This capital expenditure in property, machinery and equipment has been applied to the construction and upgrade of plants and equipment and the maintenance of plants and equipment, including environmental controls and technology updates. As of the date of this annual report, we have allocated approximately U.S.$100 million of our U.S.$700 million 2016 budget to continue with this effort.

Divestitures

During 2014 and 2015, we made divestitures of approximately U.S.$250 million and U.S.$670 million, respectively (which included fixed assets of approximately U.S.$243 million and U.S.$194 million, respectively).

On October 31, 2015, after all conditions precedent were satisfied, we completed the sale of our operations in Austria and Hungary to the Rohrdorfer Group for approximately €165.1 million (U.S.$179 million or Ps3,090 million) after final adjustments for changes in cash and working capital balances as of the transfer date. Our combined operations in Austria and Hungary consisted of 29 aggregate quarries and 68 ready-mix plants. Our consolidated statements of operations present the results of our operations in Austria and Hungary, net of income tax, for the years ended December 31, 2013 and 2014 and the ten-month period ended October 31, 2015 as “Discontinued operations” and include, in 2015, a gain on sale of approximately U.S.$45 million (Ps741 million). Such gain on sale includes the reclassification to the statement of operations of approximately U.S.$13 million (Ps215 million) of foreign currency translation effects accrued in equity until October 31, 2015.

In addition, on August 12, 2015, we entered into an agreement with Duna-Dráva Cement for the sale of our operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia, for €231 million (approximately U.S.$251 million or Ps4,322 million). The operations and assets sold mainly consist of three cement plants with aggregate annual production capacity of approximately 2.4 million tons of cement, two aggregates quarries and seven ready-mix concrete plants. The closing of this transaction is subject to customary conditions precedent, which include the approval from the relevant authorities. We expect to close the sale of our operations in Croatia, including assets in Bosnia & Herzegovina, Montenegro and Serbia, during the first half of 2016.

On March 11, 2016, CHP, an indirect wholly-owned subsidiary of CEMEX España, filed a registration statement with the Securities and Exchange Commission of the Philippines (the “Philippine SEC”) relating to an initial public offering of CHP’s common shares. Subject to obtaining the corresponding approval from the Philippine SEC and the Philippine Stock Exchange (the “PSE”) for the listing of CHP’s shares on the PSE, CHP intends to offer a non-controlling interest in CHP’s capital stock in a public offering to investors in the Philippines and in a concurrent private placement to eligible investors outside of the Philippines. CHP’s assets consist primarily of CEMEX’s cement manufacturing assets in the Philippines.

On March 10, 2016, we entered into an agreement with SIAM Cement for the sale of our operations in Bangladesh and Thailand for approximately U.S.$53 million (approximately Ps916 million). The closing of this transaction is subject to the satisfaction of customary conditions. We currently expect to finalize the sale of our operations in Bangladesh and Thailand to SIAM Cement during the second quarter of 2016.

Recent Developments

Recent Developments Relating to Our Indebtedness

Offering of March 2026 U.S. Dollar Notes

In March 2016, CEMEX, S.A.B. de C.V. issued U.S.$1.0 billion aggregate principal amount of its March 2026 U.S. Dollar Notes. A portion of the net proceeds from the offering of the March 2026 U.S. Dollar Notes of approximately U.S.$836.8 million were used to fund the April 2019 U.S. Dollar and Euro Notes Redemption, as further described below, and we intend to use the remaining net proceeds from the issuance of the March 2026 U.S. Dollar Notes to redeem the June 2018 U.S. Dollar Notes on June 15, 2016. The March 2026 U.S. Dollar Notes share in the collateral pledged for the benefit of the lenders under the Credit Agreement and other secured obligations having the benefit of such collateral, and are guaranteed by CEMEX México, CEMEX Concretos, Empresas Tolteca, New Sunward, CEMEX España, CEMEX Asia, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping and CEMEX UK.

The April 2019 U.S. Dollar and Euro Notes Redemption

On April 1, 2016, CEMEX España, acting through its Luxembourg branch, issued an irrevocable notice of redemption with respect to the April 2019 U.S. Dollar and Euro Notes, pursuant to which it will complete the redemption of the remaining U.S.$603.7 million aggregate principal amount of its April 2019 U.S. Dollar Notes and €179.2 million aggregate principal amount of its April 2019 Euro Notes on May 3, 2016 using a portion of the proceeds from the issuance of the March 2026 U.S. Dollar Notes.

Repayment of March 2016 Optional Convertible Subordinated U.S. Dollar Notes

In March 2016, CEMEX, S.A.B. de C.V. repaid the full outstanding amount (approximately U.S.$352 million) of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes at their maturity using available cash.

The 2016 Credit Agreement Amendments

In February 2016, CEMEX, S.A.B. de C.V. and certain of its subsidiaries launched a consent request to lenders under the Credit Agreement, pursuant to which lenders were requested to consent to certain amendments to the Credit Agreement, including certain amendments in relation to the implementation of CEMEX’s plan to divest certain assets in the Philippines (as discussed below), certain amendments to financial covenants, and other related technical amendments. The 2016 Credit Agreement Amendments allow CEMEX the right, subject to meeting local requirements in the Philippines, to sell a minority stake in CHP, a subsidiary that directly and indirectly mainly owns CEMEX’s cement manufacturing assets in the Philippines. On March 7, 2016, CEMEX, S.A.B. de C.V. and certain of its subsidiaries obtained the requisite consents from lenders under the Credit Agreement to make the 2016 Credit Agreement Amendments. The 2016 Credit Agreement Amendments became effective when certain customary conditions precedent were fulfilled on March 17, 2016.

In addition, the 2016 Credit Agreement Amendments effect changes to the margin grid in the Credit Agreement such that if the consolidated leverage ratio (as defined in the Credit Agreement) is greater than 5.50 times in the reference periods ending on December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017, the applicable margin will be 425 bps instead of 400 bps. All other levels in the margin grid remain unchanged.

Finally, pursuant to the 2016 Credit Agreement Amendments (i) the consolidated leverage ratio covenant (as defined in the Credit Agreement) will remain at 6.0 times until and including March 31, 2017 and will gradually decline to 4.0 times by June 30, 2020; and (ii) the consolidated coverage ratio covenant (as defined in the Credit Agreement) will remain at 1.85 times until and including March 31, 2017, increasing then to 2.0 times on June 30, 2017 and to 2.25 times on December 31, 2017, and remaining at this level for each subsequent reference period.

Recent Developments Relating to the 2016 Repurchases

Since December 31, 2015, we have repurchased an aggregate principal amount of U.S.$105.4 million of the following Senior Secured Notes (of which a total of approximately U.S.$99.9 million of Senior Secured Notes have been canceled): (i) U.S.$2.1 million aggregate principal amount of June 2018 U.S. Dollar Notes; (ii) U.S.$28.5 million aggregate principal amount of March 2019 U.S. Dollar Notes; (iii) U.S.$22.9 million aggregate principal amount of April 2019 U.S. Dollar Notes (of which U.S.$5.5 aggregate principal amount was not canceled); (iv) U.S.$22.9 million aggregate principal amount of December 2019 U.S. Dollar Notes; and (v) U.S.$28.9 million aggregate principal amount of October 2022 U.S. Dollar Notes.

Recent Developments Relating to Our Assets Divestiture Plans

On March 10, 2016, we entered into an agreement with SIAM Cement for the sale of our operations in Bangladesh and Thailand for approximately U.S.$53 million (approximately Ps916 million). The closing of this transaction is subject to the satisfaction of customary conditions. We currently expect to finalize this divestiture during the second quarter of 2016.

On March 11, 2016, CHP filed a registration statement with the Philippine SEC relating to an initial public offering of CHP’s common shares. This is one of the alternatives that CEMEX is contemplating as part of its previously announced assets divestiture plan. CEMEX continues to explore other alternatives and the ultimate implementation of any alternative remains at the discretion of CEMEX.

Recent Developments Relating to Our Shareholders

On March 31, 2016, CEMEX, S.A.B. de C.V. held its 2015 annual general ordinary shareholders’ meeting, followed by an extraordinary shareholders’ meeting. At the 2015 annual general ordinary shareholders’ meeting, CEMEX, S.A.B. de C.V.’s shareholders approved CEMEX, S.A.B. de C.V.’s 2015 audited consolidated financial statements included elsewhere in this annual report, CEMEX, S.A.B. de C.V.’s 2015 audited individual financial statements, the CEMEX, S.A.B. de C.V. Board of Directors’ report; the CEMEX, S.A.B. de C.V. Chairman of the Board of Directors’ report; the CEMEX, S.A.B. de C.V. Chief Executive Officer’s Report; the CEMEX, S.A.B. de C.V. Board of Directors’ Opinion to the Chief Executive Officer’s Report; the CEMEX, S.A.B. de C.V. Audit Committee’s Report; the CEMEX, S.A.B. de C.V. Corporate Practices and Finance Committee’s Report; the Accounting Policies and Guidelines Report; the Report on the Revision of the Fiscal Situation of CEMEX; an allocation of profits proposal; a capital increase proposal; and a proposal for consideration and approval of members for the Board of Directors and committees of CEMEX, S.A.B. de C.V. and their compensation. At CEMEX, S.A.B. de C.V.’s general extraordinary shareholders’ meeting held on March 31, 2016, CEMEX, S.A.B. de C.V.’s shareholders approved, among other items, a proposal to issue convertible notes for (i) their placement among general investors; and (ii) an exchange offer for the First March 2020 Optional Convertible Subordinated U.S. Dollar Notes and/or their placement among general investors, using the proceeds for the payment and cancellation of the First March 2020 Optional Convertible Subordinated U.S. Dollar Notes; and CEMEX, S.A.B. de C.V. was authorized to proceed to dispose of all or part of the shares currently held in its treasury and that ensured the conversion rights of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes and that ensure the conversion rights of the First March 2020 Optional Convertible Subordinated U.S. Dollar Notes, to the extent these are redeemed or cancelled, in order to destine them to ensure the conversion of the notes to be issued.

Recent Developments Relating to Our Board of Directors and Senior Management

On December 1, 2015, CEMEX, S.A.B. de C.V. announced the following organizational changes that became effective as of January 1, 2016: (i) Juan Romero Torres was ratified as president of our operations in Mexico; (ii) Ignacio Madridejos Fernández was appointed president of our operations in the U.S.; (iii) Jaime Gerardo Elizondo Chapa was appointed president of our operations in Europe; (iv) Jaime Muguiro Domínguez was appointed president of our operations in SAC; (v) Joaquín Miguel Estrada Suarez was appointed president of our operations in Asia, the Middle East and Africa; (vi) the rest of our senior management was ratified; and (vii) Karl H. Watson Jr., then president of our operations in the U.S., departed but will be retained in an advisory capacity until June 30, 2016.

On January 14, 2016, CEMEX, S.A.B. de C.V. announced that Víctor Manuel Romo Muñoz, former Executive Advisor to the Chairman of the Board of Directors of CEMEX, decided to retire from CEMEX effective as of January 15, 2016. In addition, on January 25, 2016, CEMEX, S.A.B. de C.V. announced that Luis Ramón Farías Martínez, former Energy Vice President of CEMEX, decided to retire from CEMEX effective as of February 1, 2016.

On March 31, 2016, CEMEX announced that the following persons were elected at the 2015 annual general ordinary shareholders’ meeting to serve in the capacities set forth below:

(i) members of CEMEX, S.A.B. de C.V.’s Board of Directors: Rogelio Zambrano Lozano, Fernando Ángel González Olivieri, Tomás Milmo Santos, Ian Christian Armstrong Zambrano, Armando J. García Segovia, Rodolfo García Muriel, Roberto Luis Zambrano Villarreal, Dionisio Garza Medina, José Manuel Rincón Gallardo Purón, Francisco Javier Fernández Carbajal, Armando Garza Sada, David Martínez Guzmán and Everardo Elizondo Almaguer;

(ii) Executive Chairman of CEMEX, S.A.B. de C.V.’s Board of Directors: Rogelio Zambrano Lozano;

(iii) Secretary of CEMEX, S.A.B. de C.V.’s Board of Directors without being board member: Ramiro Gerardo Villarreal Morales;

(iv) members of CEMEX, S.A.B. de C.V.’s Audit Committee: José Manuel Rincón Gallardo Purón, Roberto Luis Zambrano Villarreal, Rodolfo García Muriel and Francisco Javier Fernández Carbajal;

(v) President of the Audit Committee: José Manuel Rincón Gallardo Purón;

(vi) members of CEMEX, S.A.B. de C.V.’s Corporate Practices and Finance Committee: Dionisio Garza Medina, Francisco Javier Fernández Carbajal, Rodolfo García Muriel and Armando Garza Sada;

(vii) President of the Corporate Practices and Finance Committee: Dionisio Garza Medina; and

(viii) Secretary of each of CEMEX, S.A.B. de C.V.’s Audit and Corporate Practices and Finance Committees without forming part of such committees: Ramiro Gerardo Villarreal Morales.

Item 6—Directors, Senior Management and Employees

Senior Management and Directors

Senior Management

Set forth below is the name and position of each member of our senior management team as of the date of this annual report. The terms of office of the senior managers are indefinite.

Name, Position (Age)	Experience
Fernando Ángel González Olivieri, Chief Executive Officer (61)	Joined CEMEX in 1989, and served as corporate vice-president of strategic planning from 1994 to 1998, president of CEMEX Venezuela from 1998 to 2000, president of CEMEX Asia from 2000 to May 2003, and president of the South American and the Caribbean regions from May 2003 to February 2005. In March 2005, he was appointed president of the expanded CEMEX European Region, in February 2007, president of CEMEX’s former Europe, Middle East, Africa, Asia and Australia regions, and, in May 2009, executive vice president of planning and development. In February 2010, Mr. González was appointed executive vice president of planning and finance and in 2011 he was additionally appointed chief financial officer. On May 15, 2014, Mr. González was appointed as CEMEX’s chief executive officer. He has been a member of CEMEX, S.A.B. de C.V.’s board of directors since March 26, 2015, and he is also a member of the board of directors of CEMEX México, Cementos Chihuahua, Axtel and the Instituto Tecnológico y de Estudios Superiores de Monterrey (“ITESM”). Mr. González earned his B.A. and M.B.A. degrees from ITESM.

Juan Romero Torres, President CEMEX México (59)	Joined CEMEX in 1989 and has occupied several senior management positions, including president of CEMEX Colombia, president of our operations in Mexico, president of the South America and the Caribbean regions and president of our former Europe, Middle East, Africa and Asia regions. He is currently president of our operations in Mexico and is also in

Name, Position (Age)	Experience

charge of our global procurement area. Mr. Romero graduated from Universidad de Comillas in Spain, where he studied law and economic and enterprise sciences. Mr. Romero was appointed vice-president and representative of the board of directors of the National Chamber of Cement (Cámara Nacional del Cemento) in June 2011 and is also a member of the board of directors of Cementos Chihuahua.

Jaime Gerardo Elizondo Chapa, President CEMEX Europe (52)	Joined CEMEX in 1985 and since then he has headed several operations, including Panama, Colombia, Venezuela and Mexico, and more recently was president of CEMEX South America (including Central America) and the Caribbean. He is the current president of CEMEX Europe, and is also in charge of CEMEX’s global technology area. Mr. Elizondo served as president and vice-president of the National Chamber of Cement (Cámara Nacional del Cemento) and as vice-president of the Transformation Industry Chamber of Nuevo León (Cámara de la Industria de la Transformación de Nuevo León). Mr. Elizondo is currently the vice chairman of CEMEX Latam’s board of directors. He graduated with a B.S. in chemical and system engineering and an M.B.A. from ITESM.

Ignacio Madridejos Fernández, President CEMEX USA (50)	Joined CEMEX in 1996 and, after holding management positions in the strategic planning area, he headed CEMEX’s operations in Egypt, Spain, Western Europe and Northern Europe. He is currently president of CEMEX USA, and is also responsible for our global energy, health and safety and sustainability areas. Mr. Madridejos Fernández is also a member of the board of directors of CEMEX Latam. He has served as a member of the board of directors of COMAC (Comercial de Materiales de Construcción S.L.), member of the board and president of OFICEMEN, member of the board and president of IECA (Instituto Español del Cemento y sus Aplicaciones), president of CEMA (Fundación Laboral del Cemento y el Medioambiente), patron of the Junior Achievement Foundation and vice-president and chairman of CEMBUREAU (European Cement Association). He is currently a member of the board of Inversiones Danaime SICAV S.A. He graduated with a degree in civil engineering from the Universidad Politécnica de Madrid and holds an M.B.A. from Stanford University.

Jaime Muguiro Domínguez, President CEMEX South, Central America and the Caribbean (47)	Joined CEMEX in 1996, and held several executive positions in the areas of strategic planning, business development, ready-mix concrete, aggregates, and human resources. He headed CEMEX’s operations in Egypt and our former Mediterranean region. He is currently president of CEMEX South, Central America and the Caribbean, and chairman of CEMEX Latam’s board of directors. He graduated with a management degree from San Pablo CEU University, and holds a law degree from the Universidad Complutense de Madrid and an M.B.A. from the Massachusetts Institute of Technology.

Joaquín Miguel Estrada Suarez, President CEMEX Asia, Middle East and Africa (52)	Joined CEMEX in 1992 and has held several executive positions, including head of operations in Egypt and Spain, as well as head of trading for Europe, the Middle East and Asia. He is currently president of CEMEX Asia, Middle East and Africa and is also responsible for our global trading activities. From 2008 to 2011, he served as a member of the board of directors of COMAC (Comercial de Materiales de Construcción S.L.), president and member of the board of OFICEMEN, and member of the board of IECA (Instituto Español del Cemento y sus Aplicaciones), he was also the president of CEMA (Fundación Laboral del Cemento y el Medioambiente) from 2010 to 2011. He graduated with a degree in economics from the Universidad de Zaragoza and holds an M.B.A. from the Instituto de Empresa.

José Antonio González Flores, Executive Vice President of Finance and Chief Financial Officer (45)	Joined CEMEX in 1998 and since then he has held management positions in corporate and operating areas in Finance, Strategic Planning, and Corporate Communications and Public Affairs. He is currently responsible for CEMEX’s Finance, Controllership, Tax and Process Assessment areas. Mr. González is also a member of the board of directors of

Name, Position (Age)	Experience
Cementos Chihuahua and is an alternate director of the board of directors of Axtel. Mr. González has a B.S. in Industrial and Management Systems Engineering from ITESM and an M.B.A. from Stanford University.

Juan Pablo San Agustín Rubio, Executive Vice President of Strategic Planning and New Business Development (47)	Joined CEMEX in 1994 and has held executive positions in the strategic planning, continuous improvement, e-business, and marketing areas. He is currently executive vice president of strategic planning and new business development. Mr. San Agustín is a member of the board of directors of CEMEX Latam. He graduated with a B.S. from the Universidad Metropolitana and holds an International M.B.A. from the Instituto de Empresa.

Luis Hernández Echávez, Executive Vice President of Administration and Organization (52)	Joined CEMEX in 1996, and has held senior management positions in the strategic planning and human resources areas. He is currently executive vice president of administration and organization. He graduated with a degree in civil engineering from ITESM, and holds a master’s degree in civil engineering and an M.B.A. from the University of Texas at Austin. Mr. Hernández is also a member of the board of directors of Cementos Chihuahua.

Maher Al-Haffar, Executive Vice President of Investor Relations, Corporate Communications and Public Affairs (58)	Joined CEMEX in 2000. Prior to his current position he was vice president of investor relations, corporate communications and public affairs. He also served as a Managing Director in Finance and Head of Investor Relations for CEMEX. Before joining CEMEX, he spent nineteen years with Citicorp Securities Inc. and Santander Investment Securities as an investment banker and capital markets professional. Mr. Al-Haffar holds a B.S. in Economics from the University of Texas and a Master’s Degree in International Relations and Finance from Georgetown University.

Mauricio Doehner Cobián, Executive Vice President of Corporate Affairs and Enterprise Risk Management (41)	Joined CEMEX in 1996, and has held several executive positions in areas such as Strategic Planning and Enterprise Risk Management for Europe, Asia, the Middle East, South America and Mexico. He is currently in charge of Corporate Affairs and Enterprise Risk Management. He has also worked in the public sector within the Mexican Presidency. Mr. Doehner earned his B.A. in Economics from ITESM and holds an M.B.A. from IESE/IPADE. He also holds a Professional Certification in Competitive Intelligence from the FULD Academy of Competitive Intelligence in Boston, Massachusetts.

Rafael Garza Lozano, Chief Accounting Officer (52)	Joined CEMEX in 1985 and has served as chief accounting officer since 1999. Mr. Garza is a certified public accountant and received a master’s degree in administration and finance from ITESM. He also attended executive programs at ITAM, IPADE and Harvard University. He is currently a member of the board of directors of Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera and an alternate member of the board of directors of Cementos Chihuahua.

Ramiro Gerardo Villarreal Morales, Executive Vice President of Legal and Secretary of the Board of Directors (68)	Joined CEMEX in 1987 and has served as general counsel since then, and also has served as secretary of CEMEX, S.A.B. de C.V.’s board of directors since 1995. He is also the secretary of CEMEX México’s board of directors. He is a graduate of the Universidad Autónoma de Nuevo León with a degree in law. He also received a master of science degree in finance from the University of Wisconsin. Prior to joining CEMEX, he served as deputy general director of Grupo Financiero Banpais from 1985 to 1987. Mr. Villarreal is a member of the boards of directors of Cementos Chihuahua and Vinte Viviendas Integrales, S.A.P.I. de C.V., a real estate development company, a consulting member of the board of directors of Grupo Acosta Verde, and an alternate member of the board of directors of Axtel. Mr. Villarreal was the secretary of the board of directors of Enseñanza e Investigación Superior, A.C., which manages ITESM, until February 2012.

Board of Directors

Rafael Rangel Sostmann was a member of CEMEX, S.A.B. de C.V.’s board of directors. Mr. Rangel Sostmann was not elected as a director at CEMEX, S.A.B. de C.V.’s 2015 annual general ordinary shareholders’ meeting held on March 31, 2016 and no longer serves on the board of directors. Set forth below are the names of the current members of CEMEX, S.A.B. de C.V.’s board of directors, elected at CEMEX, S.A.B. de C.V.’s 2015 annual general ordinary shareholders’ meeting held on March 31, 2016. No alternate directors were elected at CEMEX, S.A.B. de C.V.’s 2015 annual general ordinary shareholders’ meeting. Members of CEMEX, S.A.B. de C.V.’s board of directors serve for one-year terms.

Name (Age)	Experience
Rogelio Zambrano Lozano, Chairman (59)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1987, executive chairman of CEMEX, S.A.B. de C.V.’s board of directors since May 15, 2014 and chairman of CEMEX México’s board of directors since April 28, 2014. He was president of CEMEX, S.A.B. de C.V.’s finance committee from 2009 until March 2015. He is also a member of the advisory board of Grupo Financiero Banamex, Zona Norte, and member of the boards of directors of Carza, S.A. de C.V. and ITESM, among others. He holds an industrial and systems engineering degree from ITESM and an M.B.A. from the Wharton Business School of Pennsylvania University. He is a grandson of the late Mr. Lorenzo Zambrano Gutiérrez, one of CEMEX, S.A.B. de C.V.’s founders, and a son of Mr. Marcelo Zambrano Hellión, who was a member of CEMEX, S.A.B. de C.V.’s board of directors from 1957 until his passing away and its chairman from 1979 to 1995. He is also a second cousin of Roberto Luis Zambrano Villarreal, a second uncle of Tomás Milmo Santos, and a second uncle of Ian Christian Armstrong Zambrano, all members of CEMEX, S.A.B. de C.V.’s board of directors.

Fernando Ángel González Olivieri (61)	See “—Senior Management.”

Tomás Milmo Santos (51)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 2006 and member of CEMEX, S.A.B. de C.V.’s finance committee from 2009 until March 2015. Mr. Milmo Santos served as an alternate member of CEMEX, S.A.B. de C.V.’s board of directors from 2001 to 2006. He is co-chairman of the board of directors of Axtel. He is also a member of the board of directors of CEMEX México, Promotora Ambiental, S.A., ITESM and chairman of the board of directors of Tec Salud and Alianza Educativa por Nuevo León. He graduated with a degree in economics from Stanford University. Mr. Milmo Santos is a second nephew of Rogelio Zambrano Lozano, executive chairman of CEMEX, S.A.B. de C.V.’s board of directors.

Ian Christian Armstrong Zambrano (35)	Has been a member of CEMEX, S.A.B. de C.V.’s Board of Directors since March 26, 2015. He had previously been a provisional member of CEMEX, S.A.B. de C.V.’s Board of Directors since May 15, 2014. He is currently vice president of promotion and analysis at Evercore Casa de Bolsa, and a member of the boards of directors of Tec Salud and Fondo Zambrano Hellión. Mr. Armstrong Zambrano is a graduate in business administration from ITESM and holds an M.B.A. from the IE Business School. He is a second nephew of Rogelio Zambrano Lozano, executive chairman of CEMEX, S.A.B. de C.V.’s board of directors.

Armando J. García Segovia (64)

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

Name (Age)	Experience
He is also an alternate member of the board of directors of Cementos Chihuahua. He was vice president of the Mexican Employers’ Association (Confederación Patronal de la República Mexicana) (“COPARMEX”), member of the board and former chairman of the Private Sector Center for Sustainable Development Studies (Centro de Estudios del Sector Privado para el Desarrollo Sustentable), former chairman of COPARMEX Nuevo León, chairman and member of the board of Gas Industrial de Monterrey, S.A. de C.V., chairman of an advisory board of the School of Engineering and Information Technology of ITESM and member of the board of the World Environmental Center. Currently, he is a member of the board of directors of Hoteles City Express, S.A.P.I. de C.V. and of Innovación y Conveniencia, S.A. de C.V. formerly known as Grupo Chapa, S.A. de C.V. He is also a member of the board of Universidad de Monterrey, A.C., Unidos para la Conservación, Pronatura Noreste, A.C., and Consejo Consultivo de Flora y Fauna del Estado de Nuevo León. He is also founder and chairman of the board of Comenzar de Nuevo, A.C. He is a first cousin of Rodolfo García Muriel, a member of CEMEX, S.A.B. de C.V.’s board of directors.

Rodolfo García Muriel (70)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1985 and was a member of CEMEX, S.A.B. de C.V.’s finance committee from 2009 until March 2015. On March 26, 2015, he was appointed as a member of CEMEX, S.A.B. de C.V.’s corporate practices and finance committee. He is the chief executive officer of Compañía Industrial de Parras, S.A. de C.V. He is a member of the board of directors of CEMEX México, Inmobiliaria Romacarel, S.A.P.I. de C.V., Comfort Jet, S.A. de C.V., and member of the regional board of Grupo Financiero Banamex. Mr. García Muriel is also vice president of the National Chamber of the Textile Industry (Cámara Nacional de la Industria Textil). Mr. García Muriel holds a degree in electric mechanical engineering from the Universidad Iberoamericana. He is a first cousin of Armando J. García Segovia, a member of CEMEX, S.A.B. de C.V.’s board of directors.

Roberto Luis Zambrano Villarreal (70)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1987. He was president of CEMEX, S.A.B. de C.V.’s audit committee from 2002 to 2006, president of CEMEX, S.A.B. de C.V.’s corporate practices and audit committee from 2006 to 2009, and president of CEMEX, S.A.B. de C.V.’s new audit committee from 2009 until March 2015. On March 26, 2015, he was appointed as a member of CEMEX, S.A.B. de C.V.’s audit committee. He is also a member of the board of directors of CEMEX México. He is chairman of the board of directors of Desarrollo Integrado, S.A. de C.V., Administración Ficap, S.A. de C.V., Aero Zano, S.A. de C.V., Ciudad Villamonte, S.A. de C.V., Focos, S.A. de C.V., C & I Capital, S.A. de C.V., Industrias Diza, S.A. de C.V., Inmobiliaria Sanni, S.A. de C.V., Inmuebles Trevisa, S.A. de C.V., Servicios Técnicos Hidráulicos, S.A. de C.V., Mantenimiento Integrado, S.A. de C.V., and Pilatus PC-12 Center de México, S.A. de C.V. He is a member of the board of directors of S.L.I. de México, S.A. de C.V., and Compañía de Vidrio Industrial, S.A. de C.V. Mr. Zambrano Villarreal is a graduate in mechanical engineering and administration from the ITESM. He is a second cousin of Rogelio Zambrano Lozano, executive chairman of CEMEX, S.A.B. de C.V.’s board of directors.

Dionisio Garza Medina (62)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1995 and president of CEMEX, S.A.B. de C.V.’s corporate practices committee from 2009 until March 2015. On March 26, 2015, he was appointed as a member and president of CEMEX, S.A.B. de C.V.’s corporate practices and finance committee. He is chairman of the board and chief executive officer of Tenedora TOPAZ, S.A.P.I. de C.V. He was a member of the board of Alfa until March 2013 and chairman and chief executive officer until March 2010. Mr. Garza Medina is currently a member of the boards of directors of ABC Holding, S.A.P.I. de C.V., Compañía Minera Autlán, S.A.B. de C.V. and HSBC México, S.A. Mr. Garza Medina was a member of the Board of Dean’s Advisors of the Harvard Business School and member of the advisory council of Stanford University’s School of Engineering. Additionally, Mr. Garza Medina was the chairman of the board of the Universidad de Monterrey, A.C. until April 2012. Mr. Garza Medina holds a bachelors of science and a master’s degree in industrial engineering from Stanford University, where he earned the F. Terman Award. He also holds an M.B.A. from Harvard University.

Name (Age)	Experience
José Manuel Rincón Gallardo Purón (73)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 2003. On March 26, 2015, he was appointed as president of CEMEX, S.A.B. de C.V.’s audit committee, where he qualifies as a “financial expert” for purposes of the Sarbanes-Oxley Act of 2002. He is member of the board of directors of CEMEX México, president of the board of directors and a member of the audit committee of Sonoco de México S.A. de C.V., member of the board of directors and audit committees of Grupo Financiero Banamex, Grupo Herdez, S.A. de C.V. and General de Seguros, S.A.B., and member of the board of directors of Laboratorios Sanfer-Hormona. Mr. Rincón Gallardo is a member of the Instituto Mexicano de Contadores Públicos, A.C., he was a managing partner of KPMG México, and was member of the board of directors of KPMG United States and KPMG International. He is also a member of the corporate practices committee of Consejo Coordinador Empresarial. He is a certified public accountant from the Universidad Nacional Autónoma de México.

Francisco Javier Fernández Carbajal (60)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors and member of CEMEX, S.A.B. de C.V.’s finance committee from February 2012 until March 2015 and a member of CEMEX, S.A.B. de C.V.’s corporate practices committee from March 2013 until March 2015. On March 26, 2015, he was appointed as a member of CEMEX, S.A.B. de C.V.’s audit committee and the corporate practices and finance committee. Mr. Fernández is currently the chief executive officer of Servicios Administrativos Contry, S.A. de C.V., a privately held company that provides central administrative and investment management services. He has served as chief executive officer of the Corporate Development Division at Grupo Financiero BBVA Bancomer, S.A. de C.V. (“BBVA Bancomer”), after holding several positions in BBVA Bancomer since 1991. Furthermore, Mr. Fernández is a member of the board of directors of Alfa, Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) and VISA, Inc. He graduated with a degree in electric mechanical engineering from ITESM and also holds an M.B.A from Harvard Business School.

Armando Garza Sada (58)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors and corporate practices and finance committee since March 26, 2015. Mr. Garza Sada is currently the chairman of the board of directors of Alfa and a member of the boards of El Puerto de Liverpool, S.A.B. de C.V., Grupo Lamosa, S.A.B. de C.V., ITESM, FEMSA, Grupo Financiero Banorte, S.A.B. de C.V. (“Banorte”), Frisa Industrias, S.A. de C.V. and Grupo Proeza, S.A.P.I. de C.V., and a member of the Stanford Graduate School of Business Advisory Board and Stanford University’s Board of Trustees. Mr. Garza Sada holds a bachelor’s degree from the Massachusetts Institute of Technology and an M.B.A. from Stanford University.

David Martínez Guzmán (58)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since March 26, 2015. Mr. Martínez Guzmán is the chairman and special advisor of Fintech Advisory, Inc. He is currently a member of the board of directors of Alfa, Vitro, S.A.B. de C.V. and Banco de Sabadell, S.A. Mr. Martínez Guzmán earned a degree in electrical and mechanical engineering from the Universidad Nacional Autónoma de México and also holds an M.B.A. from Harvard Business School.

Everardo Elizondo Almaguer (72)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since March 31, 2016. Mr. Almaguer has been an independent member of Banorte’s board of directors since April 2010, and is a member of the board of directors of Compañía Minera Autlán, S.A.B. de C.V., Rassini, S.A.B. de C.V., Grupo Senda Autotransporte, S.A. de C.V. and Gruma, S.A.B. de C.V. He is also professor of economics and international finance at EGADE Business School, the Graduate School of Business Administration and Leadership. He was director for economic studies at Alfa and BBVA Bancomer. He founded and was director of the Graduate School of Economics of the Universidad Autónoma de Nuevo León. He was deputy governor of the Banco de México from 1998 to 2008. Mr. Elizondo Almaguer is a graduate in economics from the Universidad de Nuevo León and holds a master’s degree in economics from the University of Wisconsin-Madison.

Board Practices

In compliance with the Mexican securities market law, which was enacted on December 28, 2005 and became effective on June 28, 2006, CEMEX, S.A.B. de C.V.’s shareholders approved, at an extraordinary shareholders’ meeting held on April 27, 2006, a proposal to amend various articles of CEMEX, S.A.B. de C.V.’s by-laws (estatutos sociales), in order to improve our standards of corporate governance and transparency, among other matters. The amendments included outlining the fiduciary duties of the members of CEMEX, S.A.B. de C.V.’s board of directors, who are now required:

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

The Audit Committee, the Corporate Practices and Finance Committee and Other Committees

The Mexican securities market law required CEMEX, S.A.B. de C.V. to create a corporate practices committee comprised entirely of independent directors, in addition to its then existing audit committee. In compliance with such requirement, in 2006 CEMEX, S.A.B. de C.V. increased the responsibilities of its audit committee and changed its name to “corporate practices and audit committee.” To further enhance the effectiveness of its corporate governance, at CEMEX, S.A.B. de C.V.’s annual general ordinary shareholders’ meeting held on April 23, 2009, CEMEX, S.A.B. de C.V.’s shareholders approved the division of this committee into two committees with different members and responsibilities, the audit committee and the corporate practices committee. In addition, at the annual general ordinary shareholders’ meeting held on April 29, 2010, CEMEX, S.A.B. de C.V.’s shareholders approved the creation of the finance committee. In addition, at the annual general ordinary shareholders’ meeting held on March 26, 2015, CEMEX, S.A.B. de C.V.’s shareholders approved that the then existing corporate practices committee took over certain responsibilities of the then existing finance committee and changed its name to “corporate practices and finance committee.”

CEMEX, S.A.B. de C.V.’s audit committee is responsible for:

•	evaluating our internal controls and procedures, and identifying deficiencies;

•	following up with corrective and preventive measures in response to any non-compliance with our operation and accounting guidelines and policies;

•	evaluating the performance of our external auditors;

•	describing and valuing non-audit services performed by our external auditor;

•	reviewing CEMEX, S.A.B. de C.V.’s financial statements;

•	assessing the effects of any modifications to the accounting policies approved during any fiscal year;

•	overseeing measures adopted as a result of any observations made by CEMEX, S.A.B. de C.V.’s shareholders, directors, executive officers, employees or any third parties with respect to accounting, internal controls and internal and external audit, as well as any complaints regarding management irregularities, including anonymous and confidential methods for addressing concerns raised by employees; and

•	analyzing the risks identified by CEMEX, S.A.B. de C.V.’s independent auditors, accounting, internal control and process assessment areas.

CEMEX, S.A.B. de C.V.’s corporate practices committee and finance committee is responsible for:

•	evaluating the hiring, firing and compensation of CEMEX, S.A.B. de C.V.’s chief executive officer;

•	reviewing the hiring and compensation policies for CEMEX, S.A.B. de C.V.’s executive officers;

•	reviewing related party transactions;

•	reviewing policies regarding use of corporate assets;

•	reviewing unusual or material transactions;

•	evaluating waivers granted to our directors or executive officers regarding seizure of corporate opportunities; and

•	identifying, evaluating and following up on the operating risks affecting the company and its subsidiaries.

•	evaluating the company’s financial plans

•	reviewing the company’s financial strategy and its implementation; and

•	evaluating mergers, acquisitions, review of market information and financial plans, including financing and related transactions.

Under CEMEX, S.A.B. de C.V.’s by-laws and the Mexican securities market law, all members of the corporate practices and finance committee and the audit committee, including their presidents, are required to be independent directors. The president of the audit committee and the corporate practices and finance committee shall be appointed and removed from his or her position only by the general shareholders meeting, and the rest of the members may only be removed by a resolution of the general shareholders or of the board of directors.

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
Roberto Luis Zambrano Villarreal
Rodolfo García Muriel
Francisco Javier Fernández Carbajal

CORPORATE PRACTICES AND FINANCE COMMITTEE:

Dionisio Garza Medina	President
Francisco Javier Fernández Carbajal
Rodolfo García Muriel
Armando Garza Sada

In addition, at a meeting of CEMEX, S.A.B. de C.V.’s Board of Directors held on September 25, 2014, CEMEX, S.A.B. de C.V.’s directors approved the creation of a sustainability committee.

CEMEX, S.A.B. de C.V.’s sustainability committee is responsible for:

•	ensuring sustainable development in CEMEX’s strategy;

•	supporting CEMEX, S.A.B. de C.V.’s Board of Directors in fulfilling its responsibility to shareholders regarding sustainable growth;

•	evaluating the effectiveness of sustainability programs and initiatives;

•	proving assistance to CEMEX’s Chief Executive Officer and senior management team regarding the strategic direction on sustainability; and

•	endorsing a model of sustainability, priorities and key indicators.

The current members of CEMEX, S.A.B. de C.V.’s sustainability committee are:

Armando J. Garcĺa Segovia	President
Ian Christian Armstrong Zambrano
Roberto Luis Zambrano Villarreal

Compensation of CEMEX, S.A.B. de C.V.’s Directors and Members of Our Senior Management

For the year ended December 31, 2015, the aggregate amount of compensation we paid, or our subsidiaries paid, to all members of our board of directors, alternate members of our board of directors and senior managers, as a group, was approximately U.S.$36 million. Approximately U.S.$25 million of this amount was paid as base compensation, including approximately U.S.$7 million of a bonus pool to key executives based on our operating performance and U.S.$2 million to provide pension, retirement or similar benefits. In addition, approximately U.S.$11 million of the aggregate amount corresponds to stock-based compensation, including approximately U.S.$8 million related to the bonus pool to key executives based on our operating performance. During 2015, we issued approximately 12 million CPOs to this group pursuant to the Restricted Stock Incentive Plan (“RSIP”) described below under “—Restricted Stock Incentive Plan (RSIP).”

CEMEX, Inc. ESOP

As a result of the acquisition of CEMEX, Inc. (formerly Southdown, Inc.) in November 2000, we established a stock option program (the “ESOP”) for CEMEX, Inc.’s executives to purchase CEMEX, S.A.B. de C.V.’s ADSs. The options granted under the program had a fixed exercise price in U.S. Dollars equivalent to the average market price of one ADS during a six-month period before the grant date and had a ten-year term. 25% of the options vested annually during the first four years after their grant date. The options were covered using shares owned by our subsidiaries, thus potentially increasing stockholders’ equity and the number of shares outstanding. As of December 31, 2015, these options expired without being exercised.

Consolidated Employee Stock Option Information

Stock options activity during 2014 and 2015, the balance of options outstanding as of December 31, 2014 and 2015 and other general information regarding our stock option programs, is presented in note 21 to our 2015 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2015, no employee stock options to purchase our securities were outstanding. The options granted under the ESOP that were outstanding as of December 31, 2014 expired without being exercised.

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

Starting in 2009, we made additional changes to the mechanism for granting the RSIP, but the benefits remained the same as in previous years. First, CPOs are no longer purchased in the open market, but instead CEMEX, S.A.B. de C.V. issues new CPOs to cover the RSIP. Second, CEMEX, S.A.B. de C.V. now issues the RSIP in four blocks of 25% per year. The total number of CEMEX, S.A.B. de C.V. CPOs granted during 2015 was approximately 48 million, of which approximately 14 million were related to senior management and the board of directors. In 2015, approximately 49 million CPOs were issued, representing the first 25% of the 2015 program, representing the second 25% of the 2014 program, the third 25% of the 2013 program and the final 25% of the 2012 program. Of these 49 million CPOs, approximately 12 million corresponded to senior management and the board of directors. See note 25 to our consolidated financial statements included elsewhere in this annual report.

CEMEX Latam Employee stock-ownership plan

To better align CEMEX Latam’s executives’ interests with those of its stockholders, on January 16, 2013, CEMEX Latam’s board of directors approved, effective as of January 1, 2013, a long-term incentives plan available to eligible executives of CEMEX Latam, which consists of an annual compensation plan based on CEMEX Latam shares. The underlying shares in this long-term incentives plan, which are held in the CEMEX Latam’s treasury, and subject to certain restrictions, are delivered fully vested under each annual program over a service period of four years. During 2014, CEMEX Latam delivered 79,316 shares to eligible executives under this long-term incentives plan. During 2015, CEMEX Latam delivered 242,618 shares to eligible executives under this long-term incentives plan. The delivery of these shares is dilutive to CEMEX’s equity indirect interest in CEMEX Latam.

Employees

As of December 31, 2015, we had 43,117 employees worldwide, which represented a decrease of approximately 2.5% from the total number of employees we had as of December 31, 2014.

The following table sets forth the number of our full-time employees and a breakdown of their geographic location as of December 31, 2013, 2014 and 2015:

Location	2013	2014	2015
Mexico	11,064	11,412	11,050
United States	9,483	9,808	10,236
Northern Europe
United Kingdom	2,866	2,941	2,977
Germany	2,426	2,391	1,448
France	1,865	1,875	1,844
Rest of Northern Europe	2,893	2,811	2,592
The Mediterranean
Spain	1,652	1,670	1,890
Egypt	644	650	670
Rest of the Mediterranean	2,137	2,116	2,209
SAC
Colombia	2,732	3,132	3,131
Rest of SAC	4,147	4,297	3,931
Asia
Philippines	623	665	693
Rest of Asia	555	473	446

In Mexico, we have entered into collective bargaining agreements on a plant-by-plant basis, and such collective bargaining agreements are renewable on an annual basis with respect to salaries and on a biannual basis with respect to benefits. During 2015, we renewed more than 106 contracts with different labor unions in Mexico.

In the United States, approximately 27.3% of our employees are represented by unions, with the largest number being members of the International Brotherhood of Teamsters, the Laborers’ Union of North America, the International Brotherhood of Boilermakers and the International Union of Operating Engineers. We have entered into or are in the process of negotiating various collective bargaining agreements at many of our U.S. plants, which collective bargaining agreements have various expiration dates through December 15, 2020.

In Spain, (i) some of our employees in the cement business have company-specific collective bargaining agreements that are renewable every two to three years on a legal entity and business basis, and (ii) some of our employees in the ready-mix concrete, mortar, aggregates and transport sectors have industry-specific collective bargaining agreements.

In the United Kingdom, our cement manufacturing and cement logistics operations have collective bargaining agreements with Unite the Union. The rest of our operations in the United Kingdom are not part of collective bargaining agreements; however, there are local agreements for consultation and employee representation with Unite the Union, and the GMB union.

In Germany, most of our employees work under collective bargaining agreements with the Industriegewerkschaft Bauen Agrar Umwelt—IG B.A.U. union. In addition there are internal company agreements, negotiated between the workers council and the company itself.

In France, less than 5% of our employees are members of one of the five main unions. At least one representative from one of the five main unions is represented in the following legal entities: Cemex Granulats (two representatives), Cemex Bétons Nord Ouest (one representative), Cemex Bétons Ile de France (three representatives), Cemex Bétons Centre & Ouest (one representative), Cemex

Bétons Sud Est (one representative) and Cemex Granulats Rhône Méditérranée (two representatives). All agreements are negotiated with unions and non-union representatives elected in the local workers council (Comité d’Entreprise) for periods of four years. The last elections took place in April 2014 and the next election will take place in 2018, except for Cemex Bétons Ile de France, whose last election took place in early 2015 and the next one will be in 2019.

In Egypt, approximately 100% of our employees in ACC are affiliated to ACC’s union (“ACC’s Union”), which is a member of Egypt’s General Union of Building Materials. ACC’s Union represents these employees in any collective negotiation, agreement or dispute.

In Israel, approximately 84% of our employees in Lime & Stone Production Company Ltd., one of our operating subsidiaries in Israel, or 23% of all of our employees in Israel, are represented by Histadrut, Israel’s largest labor union. These employees work under special collective bargaining agreements which are renewable on an annual basis with respect to salaries and benefits and every one or two years with respect to retirement and dismissal terms.

In the Philippines, approximately 33% of the cement operation employees of APO and Solid Cement are members of either one of four labor unions that are affiliated with a national federation. Each labor union has a collective bargaining agreement with either APO or Solid Cement. Each of the collective bargaining agreements has a term of five years, with the economic terms negotiated in the third and fifth years. We consider our relationships with the labor unions representing our employees in the Philippines to be satisfactory.

In Colombia, there are five regional sectionals of a single union that represents our employees at the Caracolito, Clemencia, Bucaramanga, Cúcuta and Maceo cement plants and part of the logistic operations at the national level. Another union represents a minority group of employees of our logistics operations. There are also collective agreements with non-union workers at the Santa Rosa cement plant, all ready-mix concrete and aggregates plants and the rest of the logistics operations in Colombia. We consider our relationships with labor unions representing our employees in Colombia to be satisfactory.

In Panama, approximately 62% of our workforce is member of a union named Sindicato de Trabajadores de Cemento Bayano (“SITRACEB”), which is a legal entity registered before the Panamanian Ministry of Labor. The union’s board of directors is elected every two to four years through a general voting process. The collective bargaining agreement that is currently in full force and effect was entered into in January 2016 and expires in December 2019.

Share Ownership

As of December 31, 2015, our senior management and directors and their immediate families owned, collectively, approximately 1.69% of CEMEX, S.A.B. de C.V.’s outstanding shares, including shares underlying stock options and restricted CPOs under our ESOPs. This percentage does not include shares held by the extended families of members of our senior management and directors, since, to the best of our knowledge, no voting arrangements or other agreements exist with respect to those shares. As of December 31, 2015, no individual director or member of our senior management beneficially owned one percent or more of any class of CEMEX, S.A.B. de C.V.’s outstanding capital stock and each such individual’s share ownership has not been previously disclosed to shareholders or otherwise made public.

Item 7—Major Shareholders and Related Party Transactions

Major Shareholders

The information contained in Amendment No. 4 to a statement on Schedule 13G filed with the SEC on February 10, 2016, stated that as of December 31, 2015, BlackRock beneficially owned 1,152,557,988 CPOs, representing 8.6% of CEMEX, S.A.B. de C.V.’s outstanding capital stock. BlackRock does not have voting rights different from our other non-Mexican holders of CPOs. As required by CEMEX, S.A.B. de C.V.’s by-laws, CEMEX, S.A.B. de C.V.’s board of directors is required to approve BlackRock beneficial ownership of CEMEX, S.A.B. de C.V.’s outstanding capital stock. Pursuant to the authorizations by Board of Directors, BlackRock is authorized to acquire up to 13% of capital stock.

As of the date of this annual report, Dodge & Cox, an investment adviser registered under the U.S. Investment Advisers Act of 1940, as amended, has been authorized by CEMEX, S.A.B. de C.V.’s board of directors to own up to 6% of CEMEX, S.A.B. de C.V.’s outstanding capital stock. Dodge & Cox does not have voting rights different from our other non-Mexican holders of CPOs.

As of March 31, 2016, CEMEX, S.A.B. de C.V.’s outstanding capital stock consisted of 26,935,196,072 Series A shares and 13,467,598,036 Series B shares, in each case including shares held by our subsidiaries. Additionally, at CEMEX, S.A.B. de C.V.’s 2015 annual general ordinary shareholders’ meeting held on March 31, 2016, CEMEX, S.A.B. de C.V.’s shareholders approved the issuance of 1,077,407,844 Series A shares and 538,703,922 Series B shares, equivalent to approximately 538.7 million CPOs, to be allocated to shareholders on a pro rata basis pursuant to such approval. These shares are expected to become part of CEMEX, S.A.B. de C.V.’s outstanding capital stock on May 4, 2016.

As of March 31, 2016, a total of 26,886,866,026 Series A shares and 13,443,433,013 Series B shares outstanding were held by the CPO trust. Each CPO represents two Series A shares and one Series B share. A portion of the CPOs is represented by ADSs. Under the terms of the CPO trust agreement, non-Mexican holders of CPOs and ADSs have no voting rights with respect to the A shares underlying those CPOs and ADSs. All ADSs are deemed to be held by non-Mexican nationals. At every shareholders’ meeting, the A shares held in the CPO trust are voted as expressed by the shareholders representing the majority of the capital stock entitled to vote.

Other than BlackRock and the CPO trust, we are not aware of any person that is the beneficial owner of five percent or more of any class of CEMEX, S.A.B. de C.V.’s voting securities.

As of March 31, 2016, through CEMEX, S.A.B. de C.V.’s subsidiaries, we owned approximately 19.0 million CPOs, representing approximately 0.1% of CEMEX, S.A.B. de C.V.’s outstanding CPOs and approximately 0.1% of CEMEX, S.A.B. de C.V.’s outstanding voting stock. These CPOs are voted at the direction of our management. CEMEX, S.A.B. de C.V.’s voting rights over those CPOs are the same as those of any other CPO holder. As of the same date, we did not hold any CPOs in derivative instruments hedging expected cash flows of stock options exercises.

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

As of March 31, 2016, we had 641 ADS holders of record, representing 4,987,798,060 CPOs, or approximately 37.10% of CEMEX, S.A.B. de C.V.’s outstanding capital stock as of such date.

Related Party Transactions

Mr. Karl H. Watson Jr. was the president of CEMEX USA up until December 31, 2015. In the ordinary course of business, CEMEX USA’s operations pay fees for freight services to Florida Aggregate Transport, a Florida based vendor. Karl H. Watson Jr.’s stepbrother is part of Florida Aggregate Transport’s ownership and senior management. The amounts for these services, which are negotiated on market terms, are not material to CEMEX USA’s operations and CEMEX is not able to determine if the amounts are material for Florida Aggregate Transport.

From January 1, 2015 through the date of this annual report, we did not have any outstanding loans to any of CEMEX, S.A.B. de C.V.’s directors or members of senior management.

Item 8— Financial Information

Consolidated Financial Statements and Other Financial Information

See “Item 18—Financial Statements” and “Index to Consolidated Financial Statements.”

Legal Proceedings

See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings.”

Dividends

A declaration of any dividend can be made by CEMEX, S.A.B. de C.V.’s shareholders at any general ordinary shareholders’ meeting. Any dividend declaration is usually based upon the recommendation of CEMEX, S.A.B. de C.V.’s board of directors. However, CEMEX, S.A.B. de C.V.’s shareholders are not obligated to approve the board’s recommendation. CEMEX, S.A.B. de C.V. may only pay dividends from retained earnings included in financial statements that have been approved by CEMEX, S.A.B. de

C.V.’s shareholders and after all losses have been paid for, a legal reserve equal to 5% of its paid-in capital has been created and CEMEX, S.A.B. de C.V.’s shareholders have approved the relevant dividend payment. See “Item 10—Additional Information—Taxation—Mexican Tax Considerations.” Since CEMEX, S.A.B. de C.V. conducts its operations through its subsidiaries; it has no significant assets of its own except for its investments in those subsidiaries. Consequently, CEMEX, S.A.B. de C.V.’s ability to pay dividends to its shareholders is dependent upon its ability to receive funds from its subsidiaries in the form of dividends, management fees, or otherwise. The Credit Agreement and the indentures governing the Senior Secured Notes effectively prohibit CEMEX, S.A.B. de C.V. from declaring and paying cash dividends or making other cash distributions to its shareholders. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—CEMEX, S.A.B. de C.V.’s ability to repay debt and pay dividends depends on our subsidiaries’ ability to transfer income and dividends to us.”

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

CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal years 2013, 2014 and 2015.

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

	CPOs(1)		ADSs
Calendar Period	High	Low	High	Low
Yearly
2011	13.60	3.25	11.15	2.27
2012	12.93	7.00	10.14	4.94
2013	16.16	12.58	12.71	9.14
2014	18.50	14.32	14.36	9.66
2015	16.37	8.64	10.72	4.95

Quarterly
2014
First quarter	17.97	14.96	13.51	11.44
Second quarter	18.50	15.93	14.36	12.08
Third quarter	17.75	16.40	13.64	12.35
Fourth quarter	17.55	14.32	13.05	9.66
2015
First quarter	15.60	12.97	10.45	8.72
Second quarter	16.37	14.11	10.72	9.02
Third quarter	14.75	10.60	9.24	6.12
Fourth quarter	13.31	8.64	8.14	4.95
2016
First quarter	12.70	6.78	7.43	3.63

Monthly
2015-2016
October	13.31	10.33	8.14	6.23
November	11.07	9.27	6.73	4.98
December	10.57	8.64	6.38	4.95
January	9.45	6.78	5.45	3.63
February	10.05	7.70	5.72	4.08
March	12.70	10.01	7.43	5.56
April(2)	12.92	12.22	7.40	6.85

Source: Based on data of the Mexican Stock Exchange and the NYSE.

(1)	As of December 31, 2015, approximately 98.82% of CEMEX, S.A.B. de C.V.’s outstanding share capital was represented by CPOs.
(2)	CPO and ADS prices are through April 15, 2016.

On April 15, 2016, the last reported closing price for CPOs on the Mexican Stock Exchange was Ps12.84 per CPO, and the last reported closing price for ADSs on the NYSE was U.S.$7.35 per ADS.

During 2015, (i) we did not have a market maker and (ii) there was no suspension of trading of (a) CEMEX, S.A.B. de C.V.’s CPOs on the Mexican Stock Exchange or (b) CEMEX, S.A.B. de C.V.’s ADSs on the New York Stock Exchange.

Item 10—Additional Information

Articles of Association and By-laws

General

Pursuant to the requirements of Mexican corporations law, CEMEX, S.A.B. de C.V.’s articles of association and by-laws (estatutos sociales), have been registered with the Mercantile Section of the Public Registry of Property and Commerce in Monterrey, Nuevo León, Mexico, under entry number 21, since June 11, 1920.

CEMEX, S.A.B. de C.V. is an operating and holding company engaged directly or indirectly, through its operating subsidiaries, primarily in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates, clinker and other construction materials throughout the world. CEMEX, S.A.B. de C.V.’s corporate purpose can be found in article 2 of CEMEX, S.A.B. de C.V.’s by-laws.

CEMEX, S.A.B. de C.V. has two series of common stock, the Series A common stock, with no par value (“A shares”), which can only be owned by Mexican nationals, and the Series B common stock, with no par value (“B shares”), which can be owned by both Mexican and non-Mexican nationals. CEMEX, S.A.B. de C.V.’s by-laws state that the A shares may not be held by non-Mexican individuals, corporations, groups, units, trusts, associations or governments that are foreign or have participation by foreign governments or their agencies. CEMEX, S.A.B. de C.V.’s by-laws also state that the A shares shall at all times account for a minimum of 64% of CEMEX, S.A.B. de C.V.’s total outstanding voting stock and that the B shares shall at all times account for a minimum of 36% of CEMEX, S.A.B. de C.V.’s total outstanding voting stock. Other than as described herein, holders of the A shares and the B shares have the same rights and obligations.

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

On February 6, 2002, the Mexican securities authority (Comisión Nacional Bancaria y de Valores) issued an official communication authorizing the amendment of CEMEX, S.A.B. de C.V.’s by-laws to incorporate additional provisions to comply with the then new provisions of the Mexican securities market law. Following approval from CEMEX, S.A.B. de C.V.’s shareholders at the 2002 annual shareholders’ meeting, CEMEX, S.A.B. de C.V. amended and restated its by-laws to incorporate these additional provisions, which consisted of, among other things, protective measures to prevent share acquisitions, hostile takeovers, and direct or indirect changes of control.

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

On December 30, 2005, a Mexican securities market law was published to continue bringing corporate governance requirements of Mexican listed companies in line with international standards. This new law included provisions increasing disclosure information requirements, improving minority shareholder rights, and strengthening corporate governance standards including the introduction of new requirements and fiduciary duties (duties of care and loyalty), applicable to each director, officer, external auditor and major shareholder of publicly traded companies. The law also provided that each member of the audit committee must be an independent director, and required the creation of corporate governance committees integrated by independent directors as well. In addition, the law clarified directors’ duties, specified safe harbors for directors’ actions, clarified what is deemed as a conflict of interest and clarified what are the confidentiality obligations for directors.

Under the then new Mexican securities market law, CEMEX, S.A.B. de C.V. was required to adopt specific amendments to its by-laws within 180 days of the effective date of the new law. Following approval from CEMEX, S.A.B. de C.V.’s shareholders at its extraordinary shareholders’ meeting held on April 27, 2006, CEMEX, S.A.B. de C.V. amended and restated its by-laws to incorporate these amendments. The amendments to CEMEX, S.A.B. de C.V.’s by-laws became effective on July 3, 2006. The most significant of these amendments were as follows:

•	The change of its corporate name from CEMEX, S.A. de C.V. to CEMEX, S.A.B. de C.V., which means that it is now called a publicly traded company (sociedad anónima bursátil or S.A.B.).

•	The creation of a corporate practices committee, which was a new committee of CEMEX, S.A.B. de C.V.’s board of directors and which is comprised exclusively of independent directors.

•	The elimination of the position of statutory examiner (comisario) and the assumption of its responsibilities by the board of directors through the audit committee and the then new corporate practices committee, as well as through the external auditor who audits CEMEX, S.A.B. de C.V.’s financial statements, each within its professional role.

•	The express attribution of certain duties (such as the duty of loyalty and the duty of care) and liabilities on members of the board of directors as well as on certain senior executive officers.

•	The implementation of a mechanism for claims of a breach of a director’s or officer’s duties, to be brought by us or by holders of 5% or more of CEMEX, S.A.B. de C.V.’s shares.

•	The chief executive officer is now the person in charge of managing the company; previously, this was the duty of the board of directors. The board of directors now supervises the chief executive officer.

•	Shareholders are given the right to enter into certain agreements with other shareholders.

On March 20, 2014, CEMEX, S.A.B. de C.V. held an extraordinary shareholders’ meeting, at which its shareholders approved, among other items, the board of directors’ proposal to expand the corporate purpose of CEMEX, S.A.B. de C.V. so that, aside from being a holding company, CEMEX, S.A.B. de C.V. can undertake operating activities related to the production and commercialization of cement, ready-mix concrete and aggregates.

On March 26, 2015, CEMEX, S.A.B. de C.V. held an extraordinary shareholders’ meeting, at which its shareholders approved, among other items, (i) changes to CEMEX, S.A.B. de C.V.’s by-laws, incorporating additional provisions and removing some restrictions. The changes, among other items, are the following: extend CEMEX, S.A.B. de C.V.’s corporate existence for an indefinite period of time, adopt the electronic system established by the Ministry of Economy (Secretaría de Economía) for the publication of notices and other legal matters; remove a redundancy in minority rights; adopt additional considerations that CEMEX, S.A.B. de C.V.’s board of directors shall consider in order to authorize purchases of 2% or more of shares; adopt provisions to improve corporate governance with respect to the presidency at shareholders’ meetings and corporate bodies; separation of roles of chairman of the board and chief executive officer; include the possibility of electing an alternate secretary of the board of directors; authorization to formalize CEMEX, S.A.B. de C.V.’s restated by-laws and authorization to exchange the share certificates that represent CEMEX, S.A.B. de C.V.’s then outstanding capital stock.

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

Holders of ADSs that are U.S. persons or are located in the United States may be restricted in their ability to participate in the exercise of such pre-emptive rights. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—Preemptive rights may be unavailable to ADS holders.”

Pursuant to CEMEX, S.A.B. de C.V.’s by-laws, significant acquisitions of shares of CEMEX, S.A.B. de C.V.’s capital stock and changes of control of CEMEX, S.A.B. de C.V. require prior approval from CEMEX, S.A.B. de C.V.’s board of directors. CEMEX, S.A.B. de C.V.’s board of directors must authorize in advance any transfer of, or creation of any encumbrance or lien on, voting shares of CEMEX, S.A.B. de C.V.’s capital stock that would result in any person or group becoming a holder of 2% or more of CEMEX, S.A.B. de C.V.’s shares. CEMEX, S.A.B. de C.V.’s board of directors shall consider the following when determining whether to authorize such transfer of voting shares: a) the type of investors involved; b) if stock prices may be affected or if the number of CEMEX, S.A.B. de C.V.’s shares outstanding would be reduced in such way that marketability may be affected; c) whether the acquisition would result in the potential acquirer exercising a significant influence or being able to obtain control; d) whether all applicable rules and CEMEX, S.A.B. de C.V.’s by-laws have been observed by the potential acquirer; e) whether the potential acquirers are our competitors or are persons or legal entities participating in companies, entities or persons that are or competitors and whether there is a risk of affecting market competition, or the potential acquirers could have access to confidential and privileged information; f) the morality and economic solvency of the potential acquirers; g) the protection of minority rights and the rights of our employees; and h) whether an adequate base of investors would be maintained. If CEMEX, S.A.B. de C.V.’s board of directors denies the authorization, the transfer had been authorized on the basis of false or incorrect information or information had been withheld or the requirements established in CEMEX, S.A.B. de C.V.’s by-laws are not complied with, the persons involved in the transfer shall not be entitled to exercise the voting rights corresponding to the transferred shares, and such shares shall not be taken into account for the determination of the quorums of attendance and voting at shareholders’ meetings, nor shall the transfers be recorded in our share registry and the registry undertaken by S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”), the Mexican securities depositary, shall not have any effect.

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

CEMEX, S.A.B. de C.V.’s by-laws require the stock certificates representing shares of its capital stock to make reference to the provisions in its by-laws relating to the prior approval of the CEMEX, S.A.B. de C.V. board of directors for significant share transfers and the requirements for recording share transfers in its share registry. In addition, shareholders are responsible for informing CEMEX, S.A.B. de C.V. within five business days whenever their shareholdings exceed 5%, 10%, 15%, 20%, 25% and 30% of CEMEX, S.A.B. de C.V.’s capital stock. If a person acquires beneficial ownership (within the meaning of Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1934) of 20% or more in voting power of the outstanding voting stock of CEMEX, S.A.B. de C.V., a change of control will be deemed to have occurred under the Credit Agreement and other debt agreements of CEMEX.

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

Dividends

At each annual general ordinary shareholders’ meeting, CEMEX, S.A.B. de C.V.’s board of directors submits, for approval by its shareholders, its financial statements together with a report on them prepared by its board of directors and the statutory auditors. CEMEX, S.A.B. de C.V.’s shareholders, once they have approved the financial statements, determine the allocation of our net income, after provision for income taxes, legal reserve and statutory employee profit sharing payments, for the preceding year. All shares of CEMEX, S.A.B. de C.V.’s capital stock outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution.

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

CEMEX, S.A.B. de C.V.

Avenida Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265.

Attn: Eduardo Rendón

Telephone: +52 81 8888-4292

Email: eduardo.rendon@cemex.com

Share Capital

CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal years 2013, 2014 and 2015. See “Item 8—Financial Information—Dividends” for a description of CEMEX, S.A.B. de C.V.’s policy on dividend distributions and dividend restrictions.

At each of CEMEX, S.A.B. de C.V.’s 2013, 2014 and 2015 annual general ordinary shareholders’ meetings, held on March 20, 2014, March 26, 2015 and March 31, 2016, respectively, CEMEX, S.A.B. de C.V.’s shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to each such recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 437.4 million CPOs, approximately 468 million CPOs and approximately 538 million CPOs were allocated to shareholders on a pro-rata basis in connection with the 2013, 2014 and 2015 recapitalizations, respectively. In each case, CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares.

As of December 31, 2015, CEMEX, S.A.B. de C.V.’s common stock was represented as follows:

	2015
Shares[1]	Series A2	Series B3
Subscribed and paid shares	26,935,196,072	13,467,598,036
Unissued shares authorized for stock compensation programs	774,447,386	373,723,693
Shares that guarantee the issuance of convertible securities[4]	5,020,899,920	2,510,449,960
Shares authorized for the issuance of stock or convertible securities[5]	—	—

	32,703,543,378	16,351,771,689

(1)	As of December 31, 2015, 13,068,000,000 shares correspond to the fixed portion, and 35,987,315,067 shares correspond to the variable portion.
(2)	Series “A” or Mexican shares must represent at least 64% of CEMEX, S.A.B. de C.V.’s capital stock.
(3)	Series “B” or free subscription shares must represent at most 36% of CEMEX, S.A.B. de C.V.’s capital stock.

(4)	Shares that guarantee the conversion of the November 2019 Mandatory Convertible Mexican Peso Notes, the March 2018 Optional Convertible Subordinated U.S. Dollar Notes and the March 2020 Optional Convertible Subordinated U.S. Dollar Notes. On March 31, 2016, CEMEX, S.A.B. de C.V.’s shareholders authorized CEMEX, S.A.B. de C.V. to dispose of all or part of the shares currently held in its treasury and that ensured the conversion rights of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes and that ensure the conversion rights of the First March 2020 Optional Convertible Subordinated U.S. Dollar Notes.
(5)	Shares authorized for the issuance of stock through a public offer or through the issuance of convertible securities.

Material Contracts

On March 14, 2006, CEMEX, S.A.B. de C.V. registered a Ps5 billion revolving promissory note program (programa dual revolvente de certificados bursátiles) with the Mexican securities authority. CEMEX, S.A.B. de C.V. has subsequently increased the authorized amount under this program. On March 31, 2010, we received authorization from the Mexican securities authority for a Ps10 billion revolving promissory note program, which authorization was valid until March 31, 2015.

On December 18, 2006, CEMEX, through two special purpose vehicles, issued two tranches of fixed-to-floating rate callable Perpetual Debentures. C5 Capital (SPV) Limited issued U.S.$350 million original principal amount of Perpetual Debentures under the first tranche, with the issuer having the option to redeem such Perpetual Debentures on December 31, 2011 and on each interest payment date thereafter, of which U.S.$61 million principal amount were outstanding as of December 31, 2015 (excluding Perpetual Debentures held by us). C10 Capital (SPV) Limited issued U.S.$900 million original principal amount of Perpetual Debentures under the second tranche, with the issuer having the option to redeem such Perpetual Debentures on December 31, 2016 and on each interest payment date thereafter, of which U.S.$175 million principal amount were outstanding as of December 31, 2015 (excluding Perpetual Debentures held by us). Both tranches pay coupons denominated in U.S. Dollars at a fixed rate until the call date and at a floating rate thereafter. On February 12, 2007, CEMEX, through a special purpose vehicle, issued a third tranche of fixed-to-floating rate callable Debentures. C8 Capital (SPV) Limited issued U.S.$750 million original principal amount of Perpetual Debentures under this third tranche, with the issuer having the option to redeem such Perpetual Debentures on December 31, 2014 and on each interest payment date thereafter, of which U.S.$135 million principal amount were outstanding as of December 31, 2015 (excluding Perpetual Debentures held by us). This third tranche also pays coupons denominated in U.S. Dollars at a fixed rate until the call date and at a floating rate thereafter. On May 9, 2007, CEMEX, through a special purpose vehicle, issued a fourth tranche of fixed-to-floating rate callable Perpetual Debentures. C10-EUR Capital (SPV) Limited issued €730 million original principal amount of Perpetual Debentures under this fourth tranche, with the issuer having the option to redeem such Perpetual Debentures on June 30, 2017 and on each interest payment date thereafter, of which €64 million principal amount were outstanding as of December 31, 2015 (excluding Perpetual Debentures held by us). This fourth tranche pays coupons denominated in Euros at a fixed rate until the call date and at a floating rate thereafter. Due to their perpetual nature and optional deferral of coupons, these transactions, in accordance with IFRS, qualify as equity.

For a description of the material terms relating to the November 2019 Mandatory Convertible Mexican Peso Notes, the March 2018 Optional Convertible Subordinated U.S. Dollar Notes and the March 2020 Optional Convertible Subordinated U.S. Dollar Notes, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments.”

In connection with the Credit Agreement, we are also parties to the amendment and restatement agreement, dated July 23, 2015 related to the intercreditor agreement, dated as of September 17, 2012 and amended on October 31, 2014; the Dutch law share pledge, dated as of September 17, 2012; the Dutch law share pledge, dated as of December 15, 2015; the Swiss law share pledge, dated as of September 17, 2012; the security confirmation agreement, dated as of July 23, 2015; the security confirmation agreement, dated as of March 17, 2016; the Spanish law share pledge, dated as of November 8, 2012; the ratification and extension deed to the Spanish law share pledge, dated as of July 29, 2015; and the amendment and restatement agreement, dated July 29, 2015 to the Mexican law security trust agreement, dated as of September 17, 2012. For a description of the material terms of the Credit Agreement and related agreements, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness.”

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

The term U.S. Shareholder shall have the same meaning ascribed below under the section “U.S. Federal Income Tax Considerations.”

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

This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated under the Code, and administrative rulings, and judicial interpretations of the Code, all as in effect on the date of this annual report and all of which are subject to change, possibly retroactively. This summary is limited to U.S. Shareholders (as defined below) who hold our ADSs or CPOs, as the case may be, as capital assets. This summary does not discuss all aspects of U.S. federal income taxation that may be important to an investor in light of its individual circumstances, for example, an investor subject to special tax rules (e.g., banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, expatriates, tax-exempt investors, persons who own 10% or more of our voting stock, or holders whose functional currency is not the Dollar or U.S. Shareholders who hold a CPO or an ADS as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction” or other integrated investment, or as other than a capital asset). In addition, this summary does not address any aspect of state, local or foreign taxation.

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

Dividend income is generally taxed as ordinary income. However “qualified dividend income” received by U.S. Shareholders that are individuals (as well as certain trusts and estates) is generally eligible for preferential U.S. federal income tax rates (provided that certain holding period requirements are met). “Qualified dividend income” includes dividends paid on shares of “qualified foreign corporations” if, among other things: (i) the shares of the foreign corporation are readily tradable on an established securities market in the United States, or (ii) the foreign corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program.

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

Depositary Payments for the year ended December 31, 2015

In 2015, we received approximately U.S.$1,797,348.89 (after applicable U.S. taxes) from our Depositary Bank, Citibank, N.A., to reimburse us for contributions towards our investor relations activities (including but not limited to investor meetings, conferences, and fees to investor relations service vendors), and other miscellaneous expenses related to the listing of our ADSs on the NYSE.

PART II

Item 13—Defaults, Dividend Arrearages and Delinquencies

None.

Item 14—Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15—Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Executive Vice President of Finance and Administration, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report, and has concluded that our disclosure controls and procedures were effective as of December 31, 2015.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). Under the supervision and with the participation of our management, including our Chief Executive Officer and principal financial and accounting officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2015.

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

Changes in Internal Control Over Financial Reporting

We have not identified changes in our internal control over financial reporting during 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

San Pedro Garza García, Nuevo León, México 66265.

Attn: Luis Hernández

Telephone: +52 81 8888-8888

Item 16C—Principal Accountant Fees and Services

Audit Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps230 million in fiscal year 2015 in connection with the professional services rendered for the audit of our annual financial statements and services normally provided by them relating to statutory and regulatory filings or engagements. In fiscal year 2014, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps194 million for these services.

Audit-Related Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps22 million in fiscal year 2015 for assurance and related services reasonably related to the performance of our audit. In fiscal year 2014, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps10 million for audit-related services.

Tax Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps14 million in fiscal year 2015 for tax compliance, tax advice and tax planning. In fiscal year 2014, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps11 million for tax-related services.

All Other Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us Ps12 million in fiscal year 2015 for products and services other than those comprising audit fees, audit-related fees and tax fees. In fiscal year 2014, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps27 million for products and services in this category. These fees relate mainly to services provided by KPMG to us with respect to our due diligence activities around the world.

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

During 2015, there were no services provided to us by our external auditors that were performed pursuant to the de minimis exception.

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
303A.03

Non-management directors must meet at regularly scheduled executive sessions without management.	Under CEMEX, S.A.B. de C.V.’s by-laws and the Mexican Laws and Regulations, our non-management and independent directors are not required to meet in executive sessions. Our Board of Directors must meet at least once every three months.

303A.04

Listed companies must have a nominating/corporate governance committee composed of independent directors.

Under CEMEX, S.A.B. de C.V.’s by-laws and the Mexican Laws and Regulations, we are not required to have a nominating committee. We do not have such a committee.

Our Corporate Practices and Finance Committee operates pursuant to the provisions of the Mexican securities market law and CEMEX, S.A.B. de C.V.’s by-laws. Our Corporate Practices and Finance Committee is composed of four independent directors.

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

Under CEMEX, S.A.B. de C.V.’s by-laws and the Mexican Laws and Regulations, we are not required to have a compensation committee. We do not have such a committee.

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

CEMEX, S.A.B. de C.V.’s Audit Committee operates pursuant to the provisions of the Mexican Securities Market Law and CEMEX, S.A.B. de C.V.’s by-laws.

CEMEX, S.A.B. de C.V.’s Audit Committee is composed of four members. According to CEMEX, S.A.B. de C.V.’s by-laws, all of the members must be independent.

CEMEX, S.A.B. de C.V.’s Audit Committee is responsible for evaluating the company’s internal controls and procedures, identifying any material deficiencies it finds; following up with any corrective or preventive measures adopted with respect to the non-compliance with the operation and accounting guidelines and policies; evaluating the performance of the external auditors; describing and valuating those non-audit services rendered by the external auditor; reviewing the company’s financial statements; assessing the effects of any modifications to the accounting policies approved during a fiscal year; overseeing measures adopted as result of any observations made by shareholders, directors, executive officers, employees or any third parties with respect to accounting, internal controls and internal and external audit, as well as any complaints regarding irregularities in management, including anonymous and confidential methods for addressing concerns raised by employees; assuring the execution of resolutions adopted at shareholders’ or board of directors’ meetings.

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE

CEMEX, S.A.B. de C.V.’s Board of Directors has determined that it has an “audit committee financial expert,” for purposes of the Sarbanes-Oxley Act of 2002, serving on its Audit Committee.

CEMEX, S.A.B. de C.V.’s Audit Committee meets as required by CEMEX, S.A.B. de C.V.’s by-laws and by the Mexican Laws and Regulations.

303A.09

Listed companies must adopt and disclose corporate governance guidelines.	Under CEMEX, S.A.B. de C.V.’s by-laws and the Mexican Laws and Regulations, we are not required to adopt corporate governance guidelines, but, on an annual basis, we file a report with the Mexican Stock Exchange regarding our compliance with the Mexican Code of Best Corporate Practices.
303A.10

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	CEMEX, S.A.B. de C.V. has adopted a written code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer.

Equity compensation plans

Equity compensation plans require shareholder approval, subject to limited exemptions.	Shareholder approval is not expressly required under CEMEX, S.A.B. de C.V.’s by-laws for the adoption and amendment of an equity compensation plan. However, at our 2011 annual shareholders’ meeting held on February 23, 2012, CEMEX, S.A.B. de C.V.’s shareholders resolved to extend our current stock program for our employees, officers and administrators until December 31, 2018.

Item 16H—Mine Safety Disclosure

The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 15.1 to this annual report.

PART III

Item 17—Financial Statements

Not applicable.

Item 18—Financial Statements

See pages F-1 through F-108, incorporated herein by reference.

Item 19—Exhibits

1.1	Amended and Restated By-laws of CEMEX, S.A.B. de C.V.(a)

2.1	Form of Certificate for shares of Series A Common Stock of CEMEX, S.A.B. de C.V.(k)

2.2	Form of Certificate for shares of Series B Common Stock of CEMEX, S.A.B. de C.V.(k)

2.3	English Translation of Amended and Restated Agreement to the Trust Agreement dated November 27, 2014, between CEMEX, S.A.B. de C.V., as founder of the trust, and Banco Nacional de México, S.A. regarding the CPOs.(j)

2.4	Form of CPO Certificate.(k)

2.5	Form of Second Amended and Restated Deposit Agreement (A and B share CPOs), dated August 10, 1999, among CEMEX, S.A. de C.V., Citibank, N.A. and holders and beneficial owners of American Depositary Shares.(b)

2.5.1	Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated as of July 1, 2005, by and among CEMEX, S.A. de C.V., Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of ADR attached thereto.(d)

2.5.2	Amendment No. 2 to the Second Amended and Restated Deposit Agreement, dated as of February 11, 2015, by and among CEMEX, S.A.B. de C.V., Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of ADR attached thereto.(k)

2.5.3	Letter Agreement, dated October 12, 2007, by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to enable the Depositary to establish a direct registration system for the ADSs.(d)

2.5.4	Letter Agreement, dated March 30, 2010 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to establish a restricted ADS series.(i)

2.5.5	Letter Agreement, dated March 15, 2011 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to deposit CPOs upon conversion of the 3.25% Subordinated Convertible Notes due 2016 and 3.75% Subordinated Convertible Notes due 2018, and the Depositary is to issue ADSs upon deposit of such CPOs.(i)

2.5.6	Letter Agreement, dated March 15, 2011 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to establish a restricted ADS series.(i)

2.5.7	Letter Agreement, dated February 11, 2015 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to establish a restricted ADS series.(i)

2.6	Form of American Depositary Receipt evidencing American Depositary Shares.(k)

4.1	Note Indenture, dated as of December 18, 2006, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$350,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(d)

4.1.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$350,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(d)

4.1.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap 5 Capital (SPV) Limited and C5 Capital (SPV) Limited., supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$350,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(d)

4.2	Note Indenture, dated as of December 18, 2006, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$900,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(d)

4.2.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$900,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(d)

4.2.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap 10 Capital (SPV) Limited and C10 Capital (SPV) Limited., supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$900,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(d)

4.3	Note Indenture, dated as of February 12, 2007, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$750,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(d)

4.3.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$750,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(d)

4.3.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap 8 Capital (SPV) Limited and 8 Capital (SPV) Limited., supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$750,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(d)

4.4	Note Indenture, dated as of May 9, 2007, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. €730,000,000 Callable Perpetual Dual-Currency Notes.(d)

4.4.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of May 9, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. €730,000,000 Callable Perpetual Dual-Currency Notes.(d)

4.4.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap C10-EUR Capital (SPV) Limited and C10-EUR Capital (SPV) Limited., supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. €730,000,000 Callable Perpetual Dual-Currency Notes.(d)

4.5	Indenture, dated as of December 10, 2009, by and among CEMEX, S.A.B. de C.V., as issuer, Banco Mercantil del Norte, Sociedad Anónima, Institución de Banca Múltiple, Grupo Financiero Banorte, as common representative and calculation agent, in connection with the issuance of Mandatory Convertible Bonds.(d)

4.6	Master Terms and Conditions Agreement, dated March 9, 2011, by and between BNP Paribas and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of 3.75% Convertible Subordinated Notes due 2018.(e)

4.7	Master Terms and Conditions Agreement, dated March 9, 2011, by and between Bank of America, N.A. and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of 3.25% Convertible Subordinated Notes due 2016 and 3.75% Convertible Subordinated Notes due 2018.(e)

4.8	Master Terms and Conditions Agreement, dated March 9, 2011, by and between Banco Santander, S.A. and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of 3.25% Convertible Subordinated Notes due 2016 and 3.75% Convertible Subordinated Notes due 2018.(e)

4.9	Indenture, dated as of March 15, 2011, CEMEX, S.A.B. de C.V., as issuer, The Bank of New York Mellon, as trustee, and The Bank of New York Mellon S.A., Institución de Banca Múltiple, as Mexican trustee, in connection with the issuance of U.S.$690,000,000 aggregate principal amount of 3.75% Convertible Subordinated Notes due 2018.(i)

4.10	Indenture, dated as of March 28, 2012, among CEMEX España, S.A., acting through its Luxembourg branch, as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$703,861,000 aggregate principal amount of 9.875% U.S. Dollar-Denominated Senior Secured Notes due 2019 and €179,219,000 aggregate principal amount of 9.875% Euro-Denominated Senior Secured Notes due 2019.(f)

4.10.1	Supplemental Indenture No. 1, dated as of September 17, 2012, among CEMEX España, S.A., acting through its Luxembourg branch, as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to its 9.875% U.S. Dollar-Denominated Senior Secured Notes due 2019 and 9.875% Euro-Denominated Senior Secured Notes due 2019.(g)

4.10.2	Supplemental Indenture No. 2, dated as of March 25, 2013, among CEMEX España, S.A., acting through its Luxembourg branch, as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to its 9.875% U.S. Dollar-Denominated Senior Secured Notes due 2019 and 9.875% Euro-Denominated Senior Secured Notes due 2019.(g)

4.10.3	Supplemental Indenture No. 3, dated as of June 6, 2013, among CEMEX España, S.A., acting through its Luxembourg branch, as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to its 9.875% U.S. Dollar-Denominated Senior Secured Notes due 2019 and 9.875% Euro-Denominated Senior Secured Notes due 2019.(h)

4.10.4	Supplemental Indenture No. 4, dated as of April 1, 2014, among CEMEX España, S.A., acting through its Luxembourg branch, as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to its 9.875% U.S. Dollar-Denominated Senior Secured Notes due 2019 and 9.875% Euro-Denominated Senior Secured Notes due 2019.(h)

4.11	Amendment and Restatement Agreement, dated July 23, 2015, by and among CEMEX, S.A.B. de C.V. and certain of its subsidiaries, the Intra-Group Lenders (as named therein), Citibank International Ltd (formerly Citibank International plc), as Facilities Agent, and Wilmington Trust (London) Limited, acting as Security Agent, relating to the Intercreditor Agreement dated September 17, 2012 and amended October 31, 2014.(k)

4.12	Dutch law Share Pledge over the registered shares in New Sunward Holding B.V., dated September 17, 2012, between (i) CEMEX International Finance Company Ltd. (formerly CEMEX International Finance Company) which merged into New Sunward Holding B.V., (ii) Corporación Gouda S.A. de C.V. and Mexcement Holdings, S.A. de C.V., both which merged into CEMEX Operaciones México, S.A. de C.V. and CEMEX TRADEMARKS HOLDING Ltd., as Pledgors, and Wilmington Trust (London) Limited, as Pledgee.(g)

4.12.1	Dutch law Share Pledge over the registered shares in New Sunward Holding B.V., dated December 15, 2015, between (i) CEMEX Operaciones México, S.A. de C.V., as Pledgor, and Wilmington Trust (London) Limited, as Pledgee).(k)

4.13	Swiss law Share Pledge over 1,938,958,014 shares in CEMEX TRADEMARKS HOLDING Ltd., dated September 17, 2012, between CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., Interamerican Investments Inc. and Empresas Tolteca de México, S.A. de C.V., as Pledgors, and Wilmington Trust (London) Limited, as Pledgee.(g)

4.13.1	Security confirmation agreement of Swiss law Share Pledge over 1,938,958,014 shares in CEMEX TRADEMARKS HOLDING Ltd., dated July 23, 2015, between CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., Interamerican Investments Inc. and Empresas Tolteca de México, S.A. de C.V., as Pledgors, and Wilmington Trust (London) Limited, as Pledgee.(k)

4.13.2	Security confirmation agreement of Swiss law Share Pledge over 1,938,958,014 shares in CEMEX TRADEMARKS HOLDING Ltd., dated March 17, 2016, between CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., Interamerican Investments Inc. and Empresas Tolteca de México, S.A. de C.V., as Pledgors, and Wilmington Trust (London) Limited, as Pledgee.(k)

4.14	Spanish law Share Pledge over the shares in CEMEX España, S.A., dated November 8, 2012, between New Sunward Holding B.V., CEMEX, S.A.B. de C.V., CEMEX España, S.A. and Wilmington Trust (London) Limited (as Security Agent).(g)

4.15	Ratification and Exentsion deed to Spanish law Share Pledge over the shares in CEMEX España, S.A., dated July 29, 2015, between New Sunward Holding B.V., CEMEX, S.A.B. de C.V., CEMEX España, S.A. and Wilmington Trust (London) Limited (as Security Agent).(k)

4.16	English translation of the Amendment and Restatement Agreement of the Mexican law Security Trust Agreement, dated July 29, 2015, entered into by CEMEX, S.A.B. de C.V., Empresas Tolteca de Mexico, S.A. de C.V., Impra Café S.A. de C.V., Interamerican Investments Inc., Cemex México, S.A. de. C.V., and CEMEX Operaciones México, S.A. de C.V. (formerly Centro Distribuidor de Cemento, S.A. de C.V.), regarding the shares that each of them owned in: CEMEX México, S.A. de C.V. and CEMEX Operaciones México, S.A. de C.V.(k)

4.17	Amendment and Restatement Agreement, dated March 17, 2016, between CEMEX, S.A.B. de C.V. and certain of its subsidiaries, with the financial institutions named therein as Original Lenders and Citibank Europe PLC, UK Branch (formerly Citibank International plc) acting as Agent and Wilmington Trust (London) Limited acting as Security Agent, relating to the Facilities Agreement dated September 29, 2014, as amended and restated on July 23, 2015.(k)

4.18	Indenture, dated as of September 17, 2012, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and Computershare Trust Company, N.A., as trustee, in connection with the issuance of U.S.$500,000,000 aggregate principal amount of 9.50% Senior Secured Notes due 2018.(g)

4.18.1	Supplemental Indenture No. 1, dated as of June 6, 2013, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and Computershare Trust Company, N.A., trustee, relating to its 9.50% Senior Secured Notes due 2018.(h)

4.18.2	Supplemental Indenture No. 2, dated as of April 1, 2014, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and Computershare Trust Company, N.A., trustee, relating to its 9.50% Senior Secured Notes due 2018.(h)

4.19	Indenture, dated as of October 12, 2012, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$1,500,000,000 aggregate principal amount of 9.375% Senior Secured Notes due 2022.(g)

4.19.1	Supplemental Indenture No. 1, dated as of June 6, 2013, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.375% Senior Secured Notes due 2022.(h)

4.20	Indenture, dated as of March 25, 2013, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$600,000,000 aggregate principal amount of 5.875% Senior Secured Notes due 2019.(g)

4.20.1	Supplemental Indenture No. 1, dated as of June 6, 2013, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 5.875% Senior Secured Notes due 2019.(h)

4.20.2	Supplemental Indenture No. 2, dated as of April 1, 2014, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 5.875% Senior Secured Notes due 2019.(h)

4.21	English translation of Accession Deed, dated March 25, 2013, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of U.S.$600,000,000 aggregate principal amount of 5.875% Senior Secured Notes due 2019.(g)

4.22	Indenture, dated as of August 12, 2013, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$1,000,000,000 aggregate principal amount of 6.500% Senior Secured Notes due 2019.(h)

4.22.1	Supplemental Indenture No. 1, dated as of April 1, 2014, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 6.500% Senior Secured Notes due 2019.(h)

4.23	English translation of Accession Deed, dated August 12, 2013, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of U.S.$1,000,000,000 aggregate principal amount of 6.500% Senior Secured Notes due 2019.(h)

4.24	Indenture, dated as of October 2, 2013, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$1,000,000,000 aggregate principal amount of 7.250% Senior Secured Notes due 2021.(h)

4.24.1	Supplemental Indenture No. 1, dated as of April 1, 2014, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 7.250% Senior Secured Notes due 2021.(h)

4.25	English translation of Accession Deed, dated as of October 2, 2013, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A relating to the issuance by CEMEX, S.A.B. de C.V. of U.S.$1,000,000,000 aggregate principal amount of 7.250% Senior Secured Notes due 2021.(h)

4.26	Indenture, dated as of October 2, 2013, among CEMEX, S.A.B. de C.V, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$500,000,000 aggregate principal amount of Floating Rate Senior Secured Notes due 2018.(h)

4.26.1	Supplemental Indenture No. 1, dated as of April 1, 2014, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its Floating Rate Senior Secured Notes due 2018.(h)

4.27	English Translation of Accession Deed, dated October 2, 2013, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of U.S.$500,000,000 aggregate principal amount of Floating Rate Senior Secured Notes due 2018.(h)

4.28	Indenture, dated as of April 1, 2014, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$1,000,000,000 aggregate principal amount of 6.000% U.S. Dollar-Denominated Senior Secured Notes due 2024.(h)

4.29	English Translation of Accession Deed, dated April 1, 2014, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX Finance LLC of U.S.$1,000,000,000 aggregate principal amount of 6.000% U.S. Dollar-Denominated Senior Secured Notes due 2024.(h)

4.30	Indenture, dated as of April 1, 2014, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto, The Bank of New York Mellon, as trustee, and The Bank of New York Mellon, London Branch, as paying agent and transfer agent, in connection with the issuance of €400,000,000 aggregate principal amount of 5.250% Euro-Denominated Senior Secured Notes due 2021.(h)

4.31	English Translation of Accession Deed, dated April 1, 2014, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX Finance LLC of €400,000,000 aggregate principal amount of 5.250% Euro-Denominated Senior Secured Notes due 2021.(h)

4.32	Indenture, dated as of September 11, 2014, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$1,100,000,000 aggregate principal amount of 5.700% U.S. Dollar-Denominated Senior Secured Notes due 2025.(j)

4.33	English Translation of Accession Deed, dated September 11, 2014, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of U.S.$1,100,000,000 aggregate principal amount of 5.700% U.S. Dollar-Denominated Senior Secured Notes due 2025.(j)

4.34	Indenture, dated as of September 11, 2014, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto, The Bank of New York Mellon, as trustee, and The Bank of New York Mellon, London Branch, as paying agent and transfer agent, in connection with the issuance of €400,000,000 aggregate principal amount of 4.750% Euro-Denominated Senior Secured Notes due 2022.(j)

4.35	English Translation of Accession Deed, dated September 11, 2014, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of €400,000,000 aggregate principal amount of 4.750% Euro-Denominated Senior Secured Notes due 2022.(j)

4.36	Indenture, dated as of March 5, 2015, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto, The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent, in connection with the issuance of U.S.$750,000,000 aggregate principal amount of 6.125% U.S. Dollar-Denominated Senior Secured Notes due 2025.(j)

4.37	English Translation of Accession Deed, dated March 5, 2015, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of U.S.$750,000,000 aggregate principal amount of 6.125% U.S. Dollar-Denominated Senior Secured Notes due 2025.(j)

4.38	Indenture, dated as of March 5, 2015, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto, The Bank of New York Mellon, as trustee and registrar, and The Bank of New York Mellon, London Branch, as paying agent and transfer agent, in connection with the issuance of €550,000,000 aggregate principal amount of 4.375% Euro-Denominated Senior Secured Notes due 2023.(j)

4.39	English Translation of Accession Deed, dated March 5, 2015, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of €550,000,000 aggregate principal amount of 4.375% Euro-Denominated Senior Secured Notes due 2023.(j)

4.40	Indenture, dated as of March 13, 2015, among CEMEX, S.A.B. de C.V., as issuer, The Bank of New York Mellon, as trustee, CIBanco S.A., Institución de Banca Múltiple, as Mexican trustee, in connection with the issuance of $200,000,000 aggregate principal amount of 3.72% Convertible Subordinated Notes due 2020.(j)

4.41	Indenture, dated as of May 28, 2015, among CEMEX, S.A.B. de C.V. as issuer, The Bank of New York Mellon, as trustee, and CIBanco S.A., Institución de Banca Múltiple, as Mexican trustee, with respect to the issuance of 3.72% Convertible Subordinated Notes due 2020.(k)

4.42	Note Indenture, dated as of March 16, 2016, among CEMEX, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, with respect to the issuance of 7.750% Senior Secured Notes due 2026.(k)

4.43	English Translation of Accession Deed, dated March 16, 2016, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of U.S.$1,000,000,000 aggregate principal amount of 7.750% Senior Secured Notes due 2026.(k)

8.1	List of subsidiaries of CEMEX, S.A.B. de C.V.(k)

12.1	Certification of the Principal Executive Officer of CEMEX, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(k)

12.2	Certification of the Principal Financial Officer of CEMEX, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(k)

13.1	Certification of the Principal Executive and Financial Officers of CEMEX, S.A.B. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(k)

14.1	Consent of KPMG Cárdenas Dosal, S.C. to the incorporation by reference into the effective registration statements of CEMEX, S.A.B. de C.V. under the Securities Act of their report with respect to the consolidated financial statements of CEMEX, S.A.B. de C.V., which appears in this annual report.(k)

15.1	Mine safety and health administration safety data.(k)

(a)	Incorporated by reference to Form 6-K of CEMEX, S.A.B. de C.V., filed with the SEC on March 27, 2015.
(b)	Incorporated by reference to the Registration Statement on Form F-4 of CEMEX, S.A.B. de C.V. (Registration No. 333-10682), filed with the SEC on August 10, 1999.
(c)	Incorporated by reference to the 2002 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 8, 2003.
(d)	Incorporated by reference to the 2009 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on June 30, 2010.
(e)	Incorporated by reference to the 2010 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on June 16, 2011.
(f)	Incorporated by reference to the 2011 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 30, 2012.
(g)	Incorporated by reference to the 2012 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 23, 2013.
(h)	Incorporated by reference to the 2013 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 28, 2014.
(i)	Incorporated by reference to the Registration Statement on Form F-6 of CEMEX, S.A.B. de C.V. (Registration No. 333-174743), filed with the SEC on June 6, 2011.
(j)	Incorporated by reference to the 2014 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 27, 2015.
(k)	Filed herewith.

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

CEMEX, S.A.B. de C.V.

By:	/s/ Fernando Ángel González Olivieri
Name:	Fernando Ángel González Olivieri
Title:	Chief Executive Officer

Date: April 22, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

CEMEX, S.A.B. de C.V.:

We have audited the accompanying consolidated balance sheets of CEMEX, S.A.B. de C.V. and subsidiaries (the Company), as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CEMEX, S.A.B. de C.V. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CEMEX, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO), and our report dated April 22, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Cardenas Dosal, S.C.

/s/ Luis Gabriel Ortiz Esqueda
Monterrey, N.L. Mexico
April 22, 2016

INTERNAL CONTROL REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

CEMEX, S.A.B. de C.V.:

We have audited CEMEX, S.A.B. de C.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CEMEX, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, CEMEX, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CEMEX, S.A.B. de C.V. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and our report dated April 22, 2016 expressed an unqualified opinion on those consolidated financial statements.

KPMG Cardenas Dosal, S.C.

/s/ Luis Gabriel Ortiz Esqueda
Monterrey, N.L. Mexico
April 22, 2016

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Operations

(Millions of Mexican pesos, except for loss per share)

		Years ended December 31,
	Note	2015		2014	2013
Net sales	3	Ps	225,742	204,402	190,370
Cost of sales	2P		(150,369)	(138,456)	(130,686)

Gross profit			75,373	65,946	59,684
Administrative and selling expenses			(27,647)	(25,036)	(25,114)
Distribution expenses			(20,976)	(19,026)	(15,290)

	2P		(48,623)	(44,062)	(40,404)

Operating earnings before other expenses, net	2A		26,750	21,884	19,280
Other expenses, net	6		(3,030)	(5,051)	(4,863)

Operating earnings			23,720	16,833	14,417
Financial expense	16		(19,779)	(21,491)	(19,911)
Other financial (expense) income, net	7		(1,237)	2,534	1,716
Equity in gain of associates	13A		738	294	232

Earnings (loss) before income tax			3,442	(1,830)	(3,546)
Income tax	19		(2,276)	(3,960)	(6,162)

Net income (loss) from continuing operations			1,166	(5,790)	(9,708)
Discontinued operations, net of tax	4A		967	110	97

CONSOLIDATED NET INCOME (LOSS)			2,133	(5,680)	(9,611)
Non-controlling interest net income			932	1,103	1,223

CONTROLLING INTEREST NET INCOME (LOSS)		Ps	1,201	(6,783)	(10,834)

Basic earnings (loss) per share	22	Ps	0.03	(0.17)	(0.28)
Basic earnings (loss) per share of continuing operations	22	Ps	0.01	(0.17)	(0.29)
Diluted earnings (loss) per share	22	Ps	0.03	(0.17)	(0.28)
Diluted earnings (loss) per share of continuing operations	22	Ps	0.01	(0.17)	(0.29)

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

(Millions of Mexican pesos)

		Years ended December 31,
	Note	2015		2014	2013
CONSOLIDATED NET INCOME (LOSS)		Ps	2,133	(5,680)	(9,611)
Items that will not be reclassified subsequently to profit or loss
Actuarial losses	18		(748)	(3,025)	(391)
Income tax recognized directly in other comprehensive income	19		183	486	(122)

			(565)	(2,539)	(513)

Items that will be reclassified subsequently to profit or loss when specific conditions are met
Effects from available-for-sale investments	13B		387	(94)	80
Currency translation of foreign subsidiaries	20B		7,915	501	952
Income tax recognized directly in other comprehensive income	19		453	(85)	(1,085)

			8,755	322	(53)

Total items of other comprehensive income (loss)			8,190	(2,217)	(566)

TOTAL COMPREHENSIVE INCOME (LOSS)			10,323	(7,897)	(10,177)
Non-controlling interest comprehensive income			3,221	2,129	892

CONTROLLING INTEREST COMPREHENSIVE INCOME (LOSS)		Ps	7,102	(10,026)	(11,069)

Out of which:
COMPREHENSIVE INCOME (LOSS) OF DISCONTINUED OPERATIONS		Ps	199	(78)	315
COMPREHENSIVE INCOME (LOSS) OF CONTINUING OPERATIONS		Ps	6,903	(9,948)	(11,384)

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(Millions of Mexican pesos)

		December 31,
	Note	2015		2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents	8	Ps	15,280	12,589
Trade accounts receivables, net	9		27,774	26,954
Other accounts receivable	10		4,817	4,435
Inventories, net	11		17,716	18,074
Other current assets	12		4,632	8,906
Assets from operations held for sale	4A		3,446	—

Total current assets			73,665	70,958

NON-CURRENT ASSETS
Investments in associates	13A		12,150	9,560
Other investments and non-current accounts receivable	13B		6,549	10,317
Property, machinery and equipment, net	14		214,133	202,928
Goodwill and intangible assets, net	15		220,318	193,484
Deferred income taxes	19B		15,449	27,714

Total non-current assets			468,599	444,003

TOTAL ASSETS		Ps	542,264	514,961

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term debt including current maturities of long-term debt	16A	Ps	218	14,507
Other financial obligations	16B		15,587	11,512
Trade payables			28,709	24,271
Income tax payable			6,619	9,890
Other accounts payable and accrued expenses	17		20,769	20,045
Liabilities from operations held for sale	4A		673	—

Total current liabilities			72,575	80,225

NON-CURRENT LIABILITIES
Long-term debt	16A		229,125	191,327
Other financial obligations	16B		23,268	27,083
Employee benefits	18		18,269	16,881
Deferred income taxes	19B		20,385	19,783
Other non-current liabilities	17		14,874	31,491

Total non-current liabilities			305,921	286,565

TOTAL LIABILITIES			378,496	366,790

STOCKHOLDERS’ EQUITY
Controlling interest:
Common stock and additional paid-in capital	20A		119,624	105,367
Other equity reserves	20B		15,273	10,738
Retained earnings	20C		7,381	21,781
Net income (loss)			1,201	(6,783)

Total controlling interest			143,479	131,103
Non-controlling interest and perpetual debentures	20D		20,289	17,068

TOTAL STOCKHOLDERS’ EQUITY			163,768	148,171

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		Ps	542,264	514,961

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Millions of Mexican pesos)

		Years ended December 31,
	Notes	2015		2014	2013
OPERATING ACTIVITIES
Consolidated net income (loss)		Ps	2,133	(5,680)	(9,611)
Discontinued operations, net of tax			967	110	97

Net income (loss) from continuing operations		Ps	1,166	(5,790)	(9,708)
Non-cash items:
Depreciation and amortization of assets	5		15,376	14,167	14,167
Impairment losses and effects from assets held for sale	6		1,527	3,862	1,568
Equity in gain of associates	13A		(738)	(294)	(232)
Other (income) expenses, net			(208)	(396)	485
Financial items, net			21,016	18,957	18,195
Income taxes	19		2,276	3,960	6,162
Changes in working capital, excluding income taxes			3,541	1,475	(4,237)

Net cash flow provided by operating activities from continuing operations before interest, coupons on perpetual debentures and income taxes			43,956	35,941	26,400

Financial expense and coupons on perpetual debentures paid in cash	20D		(17,865)	(16,844)	(19,110)
Income taxes paid in cash			(7,437)	(7,678)	(6,665)

Net cash flow provided by operating activities of continuing operations			18,654	11,419	625
Net cash flow provided by operating activities of discontinued operations			441	572	645

Net cash flows provided by operating activities			19,095	11,991	1,270

INVESTING ACTIVITIES
Property, machinery and equipment, net	14		(8,872)	(5,965)	(5,404)
Disposal of subsidiaries and associates, net	13, 15		2,722	167	1,259
Intangible assets and other deferred charges	15		(908)	(902)	(1,203)
Long term assets and others, net			(766)	200	97

Net cash flows used in investing activities of continuing operations			(7,824)	(6,500)	(5,251)
Net cash flows used in investing activities of discontinued operations			(153)	(161)	(142)

Net cash flows used in investing activities			(7,977)	(6,661)	(5,393)

FINANCING ACTIVITIES
Derivative instruments			1,098	1,561	(256)
Issuance (repayment) of debt, net	16A		(11,296)	(11,110)	5,933
Securitization of trade receivables			(506)	2,052	(1,854)
Non-current liabilities, net			(1,763)	(1,128)	(570)

Net cash flows (used in) provided by financing activities			(12,467)	(8,625)	3,253

Decrease in cash and cash equivalents of continuing operations			(1,637)	(3,706)	(1,373)
Increase in cash and cash equivalents of discontinued operations			288	411	503
Cash conversion effect, net			4,040	708	3,568
Cash and cash equivalents at beginning of year			12,589	15,176	12,478

CASH AND CASH EQUIVALENTS AT END OF YEAR	8	Ps	15,280	12,589	15,176

Changes in working capital, excluding income taxes:
Trade receivables, net		Ps	(3,384)	(3,348)	(1,557)
Other accounts receivable and other assets			(1,961)	1,255	(948)
Inventories			(1,299)	(2,716)	(309)
Trade payables			7,208	3,807	861
Other accounts payable and accrued expenses			2,977	2,477	(2,284)

Changes in working capital, excluding income taxes		Ps	3,541	1,475	(4,237)

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Statements of Changes in Stockholders’ Equity

(Millions of Mexican pesos)

				Additional	Other		Total		Total
		Common		paid-in	equity	Retained	controlling	Non-controlling	stockholders’
	Notes	stock		Capital	reserves	earnings	interest	interest	equity
Balance as of December 31, 2012		Ps	4,139	113,929	12,514	10,557	141,139	14,488	155,627
Net loss			—	—	—	(10,834)	(10,834)	1,223	(9,611)
Total other items of comprehensive loss			—	—	(235)	—	(235)	(331)	(566)
Change in the Parent Company’s functional currency	2D		—	—	3,027	—	3,027	—	3,027
Restitution of retained earnings			—	(35,667)	—	35,667	—	—	—
Capitalization of retained earnings	20A		4	5,987	—	(5,991)	—	—	—
Stock-based compensation	20A, 21		—	551	136	—	687	—	687
Effects of perpetual debentures	20D		—	—	(405)	—	(405)	—	(405)
Changes in non-controlling interest	20D		—	—	—	—	—	(441)	(441)

Balance as of December 31, 2013			4,143	84,800	15,037	29,399	133,379	14,939	148,318
Net loss			—	—	—	(6,783)	(6,783)	1,103	(5,680)
Total other items of comprehensive loss			—	—	(3,243)	—	(3,243)	1,026	(2,217)
Effects of early conversion of convertible subordinated notes	16B		4	8,037	(601)	—	7,440	—	7,440
Capitalization of retained earnings	20A		4	7,614	—	(7,618)	—	—	—
Stock-based compensation	20A, 21		—	765	(35)	—	730	—	730
Effects of perpetual debentures	20D		—	—	(420)	—	(420)	—	(420)

Balance as of December 31, 2014			4,151	101,216	10,738	14,998	131,103	17,068	148,171
Net income			—	—	—	1,201	1,201	932	2,133
Total other items of comprehensive income			—	—	5,901	—	5,901	2,289	8,190
Effects of early conversion and issuance of convertible subordinated notes	16B		3	5,982	(934)	—	5,051	—	5,051
Capitalization of retained earnings	20A		4	7,613	—	(7,617)	—	—	—
Stock-based compensation	20A, 21		—	655	—	—	655	—	655
Effects of perpetual debentures	20D		—	—	(432)	—	(432)	—	(432)

Balance as of December 31, 2015		Ps	4,158	115,466	15,273	8,582	143,479	20,289	163,768

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

1) DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V., a public stock corporation with variable capital (S.A.B. de C.V.) organized under the laws of the United Mexican States, or Mexico, is an operating and holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials. In addition, in order to facilitate the acquisition of financing and to run its operations in Mexico more efficiently considering that there are efficiency and improvement opportunities by shifting from a platform where its customers were served from different entities according to its line of business (i.e. cement, ready-mix concrete, aggregates), into a platform where customers, sorted by end-user segment (i.e. distributor, builder, manufacturer) are now serviced from a single entity; beginning on April 1, 2014, CEMEX, S.A.B de C.V. integrated and carried out all businesses and operational activities of the cement and aggregates sectors in Mexico. Moreover, beginning on January 1, 2015, CEMEX, S.A.B. de C.V. completed the transition and integrated all operating activities related to the sale of ready-mix concrete in Mexico.

CEMEX, S.A.B. de C.V. was founded in 1906 and was registered in the Public Register of Property and Commerce in Monterrey, N.L., Mexico in 1920 for a period of 99 years. In 2002, this period was extended to the year 2100. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) under the symbol “CEMEXCPO”. Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries. The issuance of these consolidated financial statements was authorized by the management of CEMEX, S.A.B. de C.V. on January 28, and were further authorized by the Shareholders’ Meeting of CEMEX, S.A.B. de C.V. on March 31, 2016.

2) SIGNIFICANT ACCOUNTING POLICIES

2A) BASIS OF PRESENTATION AND DISCLOSURE

The consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Presentation currency and definition of terms

The presentation currency of the consolidated financial statements is the Mexican peso, currency in which the Company reports periodically to the MSE. When reference is made to pesos or “Ps” it means Mexican pesos. The amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to income (loss) per share and/or prices per share. When reference is made to “US$” or “dollars”, it means dollars of the United States of America (“United States”). When reference is made to “€” or “euros”, it means the currency in circulation in a significant number of European Union (“EU”) countries. When it is deemed relevant, certain amounts presented in the notes to the financial statements include between parentheses a convenience translation into dollars or into pesos, as applicable. These translations should not be construed as representations that the amounts in pesos or dollars, as applicable, actually represent those peso or dollar amounts or could be converted into pesos or dollars at the rate indicated. As of December 31, 2015 and 2014, translations of pesos into dollars and dollars into pesos, were determined for balance sheet amounts using the closing exchange rates of Ps17.23 and Ps14.74 pesos per dollar, respectively, and for statements of operations amounts, using the average exchange rates of Ps15.98, Ps13.37 and Ps12.85 pesos per dollar for 2015, 2014 and 2013, respectively. When the amounts between parentheses are the peso and the dollar, the amounts were determined by translating the euro amount into dollars using the closing exchange rates at year-end and then translating the dollars into pesos as previously described.

Amounts disclosed in the notes in connection with tax or legal proceedings (notes 19D and 24), which are originated in jurisdictions which currencies are different to the peso or the dollar, are presented in dollar equivalents as of the closing of the most recent year presented. Consequently, without any change in the original currency, such dollar amounts will fluctuate over time due to changes in exchange rates.

Statements of operations

CEMEX includes the line item titled “Operating earnings before other expenses, net” considering that it is a relevant measure for CEMEX’s management as explained in note 4B. Under IFRS, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of the statement of operations, varies significantly by industry and company according to specific needs.

The line item “Other income (expenses), net” in the statements of operations consists primarily of revenues and expenses not directly related to CEMEX’s main activities, or which are of an unusual and/or non-recurring nature, including impairment losses of long-lived assets, results on disposal of assets and restructuring costs, among others (note 6).

For the years 2015, 2014 and 2013, considering the disposal of entire reportable operating segments, the Company presents in a single line as discontinued operations, the results of its operations in Austria and Hungary, sold in October 2015, as well as its operations in Croatia, expected to be sold during 2016 (notes 4A and 15). As a result, the statements of operations of 2014 and 2013 were reformulated.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Statements of comprehensive income (loss)

The statements of comprehensive loss for 2014 and 2013 were restated in order to give effect to the discontinued operations mentioned above.

Statements of cash flows

The statements of cash flows for 2014 and 2013 were restated in order to give effect to the discontinued operations mentioned above. The statements of cash flows present cash inflows and outflows, excluding unrealized foreign exchange effects, as well as the following transactions that did not represent sources or uses of cash:

•	In 2015, the decrease in debt for Ps4,517, the net decrease in other equity reserves for Ps934, the increase in common stock for Ps3 and the increase in additional paid-in capital for Ps5,982, in connection with the issuance optional convertible subordinated notes due in 2020, which involved, among others, the exchange and early conversion of optional convertible subordinated notes due in 2016, as well as the issuance of approximately 42 million ADSs (note 16B);

•	In 2014, the decrease in debt for Ps6,483, the decrease in other equity reserves for Ps601, the increase in common stock for Ps4 and the increase in additional paid-in capital for Ps8,037, in connection with several early conversions of optional convertible subordinated notes due in 2015, incurred in different dates during the year (note 16B);

•	In 2015, the decrease in other current and non-current liabilities and in deferred tax assets in connection with changes in the tax legislation in Mexico effective as of December 31, 2015 (notes 19C and 19D);

•	In 2015, 2014 and 2013, the increases in common stock and additional paid-in capital associated with: (i) the capitalization of retained earnings for Ps7,617, Ps7,618 and Ps5,991, respectively (note 20A); and (ii) CPOs issued as part of the executive stock-based compensation programs for Ps655, Ps765 and Ps551, respectively (note 20A);

•	In 2015, 2014 and 2013, the increases in property, plant and equipment for approximately Ps63, Ps108 and Ps141, respectively, associated with the negotiation of capital leases during the year (note 16B);

•	In 2013, the increase in investments in associates for Ps712, related to CEMEX´s joint arrangement in Concrete Supply Co., LLC. (note 13A); and

•	In 2013, the decrease in other non-current liabilities and the increase in other equity reserves as a result of the change in the functional currency of the Parent Company’s financial division as of January 1, 2013 (note 2D).

2B) PRINCIPLES OF CONSOLIDATION

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

Investments in associates are accounted for by the equity method when CEMEX has significant influence, which is generally presumed with a minimum equity interest of 20%, unless it is proven in unusual cases that CEMEX has significant influence with a lower percentage. The equity method reflects in the financial statements, the investment’s original cost and the proportional interest of CEMEX in the associate’s equity and earnings after acquisition. The financial statements of joint ventures, those arrangements in which CEMEX and other third-party investors have agreed to exercise joint control and have rights to the net assets of the arrangements, are recognized under the equity method, whereas, the financial statements of joint operations, those in which the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement, are proportionally consolidated line-by-line. The equity method is discontinued when the carrying amount of the investment, including any long-term interest in the associate or joint venture, is reduced to zero, unless CEMEX has incurred or guaranteed additional obligations of the associate or joint venture.

Other permanent investments where CEMEX holds equity interests of less than 20% and/or there is no significant influence are carried at their historical cost.

2C) USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates. The main items subject to estimates and assumptions by management include, among others, impairment tests of long-lived assets, allowances for doubtful accounts and obsolescence of inventories, recognition of deferred income tax assets, as well as the measurement of financial instruments at fair value, and the assets and liabilities related to employee benefits. Significant judgment is required by management to appropriately assess the amounts of these concepts.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

2D) FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

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

Considering its integrated activities, beginning January 1, 2013, for purposes of functional currency, the Parent Company is considered to have two divisions, one related with its financial and holding company activities, in which the functional currency is the dollar for all assets, liabilities and transactions associated with these activities, and another division related with the Parent Company’s operating activities in Mexico, in which the functional currency is the peso for all assets, liabilities and transactions associated with these activities. In connection with the change of the Parent Company’s financial division functional currency from the peso to the dollar, which among other effects aligned the functional currency of the issuer with the currency of the dollar-denominated subordinated convertible notes (note 16B), the conversion options embedded in the several series of such convertible notes, ceased to be treated as stand-alone derivatives at fair value through profit or loss. The aggregate liability accrued until December 31, 2012 for approximately Ps4,325 before a deferred tax liability of approximately Ps1,298, was cancelled against stockholders’ equity.

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

The most significant closing exchange rates and the approximate average exchange rates for balance sheet accounts and statement of operations accounts as of December 31, 2015, 2014 and 2013, were as follows:

	2015		2014		2013
Currency	Closing	Average	Closing	Average	Closing	Average
Dollar	17.2300	15.9800	14.7400	13.3700	13.0500	12.8500
Euro	18.7181	17.6041	17.8386	17.6306	17.9554	17.1079
British Pound Sterling	25.4130	24.3638	22.9738	21.9931	21.6167	20.1106
Colombian Peso	0.0055	0.0058	0.0062	0.0066	0.0068	0.0068
Egyptian Pound	2.2036	2.0670	2.0584	1.8824	1.8750	1.8600
Philippine Peso	0.3661	0.3504	0.3296	0.3009	0.2940	0.3014

The financial statements of foreign subsidiaries are initially translated from their functional currencies into dollars and subsequently into pesos. Therefore, the foreign exchange rates presented in the table above between the functional currency and the peso represent the implied exchange rates resulting from this methodology. The peso to U.S. dollar exchange rate used by CEMEX is an average of free market rates available to settle its foreign currency transactions. No significant differences exist, in any case, between the foreign exchange rates used by CEMEX and those exchange rates published by the Mexican Central Bank.

2E) CASH AND CASH EQUIVALENTS (note 8)

The balance in this caption is comprised of available amounts of cash and cash equivalents, mainly represented by highly-liquid short-term investments, which are easily convertible into cash, and which are not subject to significant risks of changes in their values, including overnight investments, which yield fixed returns and have maturities of less than three months from the investment date. These fixed-income investments are recorded at cost plus accrued interest. Other investments which are easily convertible into cash are recorded at their market value. Gains or losses resulting from changes in market values and accrued interest are included in the statements of operations as part of “Other financial (expense) income, net.”

The amount of cash and cash equivalents in the balance sheet includes restricted cash and investments, comprised of deposits in margin accounts that guarantee certain of CEMEX’s obligations, to the extent that the restriction will be lifted in less than three months from the balance sheet date. When the restriction period is greater than three months, such restricted cash and investments are not considered cash equivalents and are included within short-term or long-term “Other accounts receivable,” as appropriate. When contracts contain provisions for net settlement, these restricted amounts of cash and cash equivalents are offset against the liabilities that CEMEX has with its counterparties.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

2F) FINANCIAL INSTRUMENTS

Trade accounts receivable and other current accounts receivable (notes 9 and 10)

Items under this caption are classified as “loans and receivables,” with no explicit cost, which are recorded at their amortized cost, which is represented by the net present value of the consideration receivable or payable as of the transaction date. Due to their short-term nature, CEMEX initially recognizes these receivables at the original invoiced amount less an estimate of doubtful accounts. Allowances for doubtful accounts as well as impairment of other current accounts receivable, are recognized against administrative and selling expenses.

Trade receivables sold under securitization programs, in which CEMEX maintains a residual interest in the trade accounts receivable sold in case of recovery failure, as well as continued involvement in such assets, do not qualify for derecognition and are maintained on the balance sheet.

Other investments and non-current receivables (note 13B)

As part of the category of “loans and receivables,” non-current accounts receivable, as well as investments classified as held to maturity are initially recognized at their amortized cost. Subsequent changes in net present value are recognized in the statements of operations as part of “Other financial (expense) income, net”.

Investments in financial instruments held for trading, as well as those investments available for sale, are recognized at their estimated fair value, in the first case through the statements of operations as part of “Other financial (expense) income, net,” and in the second case, changes in valuation are recognized as part of “Other comprehensive income (loss) of the period” within “Other equity reserves” until their time of disposition, when all valuation effects accrued in equity are reclassified to “Other financial (expense) income, net,” in the statements of operations. These investments are tested for impairment upon the occurrence of a significant adverse change or at least once a year during the last quarter.

Financial liabilities (notes 16A and 16B)

Bank loans and notes payable are recognized at their amortized cost. Interest accrued on financial instruments is recognized in the balance sheet within “Other accounts payable and accrued expenses” against financial expense. During the reported periods, CEMEX did not have financial liabilities voluntarily recognized at fair value or associated to fair value hedge strategies with derivative financial instruments. Direct costs incurred in debt issuances or borrowings, as well as debt refinancing or non-substantial modifications to debt agreements that did not represent an extinguishment of debt, by considering: a) that the relevant economic terms of the new instrument are not substantially different to the replaced instrument; and b) the proportion in which the final holders of the new instrument are the same of the replaced instrument, adjust the carrying amount of related debt are amortized as interest expense as part of the effective interest rate of each transaction over its maturity. These costs include commissions and professional fees. Costs incurred in the extinguishment of debt, as well as debt refinancing or modifications to debt agreements when the new instrument is substantially different to the old instrument according to a qualitative and quantitative analysis, are recognized in the statements of operations within “Financial expense” as incurred.

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

Financial instruments with components of both liabilities and equity (note 16B)

The financial instrument that contains components of both liability and equity, such as a note that at maturity is convertible into a fixed number of CEMEX’s shares and the currency in which the instrument is denominated is the same as the functional currency of the issuer, each component is recognized separately in the balance sheet according to the specific characteristics of each transaction. In the case of instruments mandatorily convertible into shares of the issuer, the liability component represents the net present value of interest payments on the principal amount using a market interest rate, without assuming any early conversion, and is recognized within “Other financial obligations,” whereas the equity component represents the difference between the principal amount and the liability component, and is recognized within “Other equity reserves” net of commissions. In the case of instruments that are optionally convertible into a fixed number of shares, the liability component represents the difference between the principal amount and the fair value of the conversion option premium, which reflects the equity component (note 2N). When the transaction is denominated in a currency different than the functional currency of the issuer, the conversion option is accounted for as a derivative financial instrument at fair value in the statement of operations.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Derivative financial instruments (note 16D)

CEMEX recognizes all derivative instruments as assets or liabilities in the balance sheet at their estimated fair values, and the changes in such fair values are recognized in the statements of operations within “Other financial (expense) income, net” for the period in which they occur, except for changes in fair value of derivative instruments associated with cash flow hedges, in which case, such changes in fair value are recognized in stockholders’ equity, and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. Likewise, in hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result (note 2D), which reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, CEMEX has not designated any derivative instruments in fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX believes the risk of non-performance of the obligations agreed to by such counterparties to be minimal.

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

Fair value measurements (note 16C)

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

The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that CEMEX has the ability to access at the measurement date. A quote price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.

•	Level 2 inputs are other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded. Level 2 inputs included equity prices, certain interest rates and yield curves, implied volatility, credit spreads and other market corroborated inputs, including inputs extrapolated from other observable inputs. In the absence of Level 1 inputs CEMEX determined fair values by iteration of the applicable Level 2 inputs, the number of securities and/or the other relevant terms of the contract, as applicable.

•	Level 3 inputs are unobservable inputs for the asset or liability. CEMEX used unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples of Operative EBITDA, including risk assumptions consistent with what market participants would use to arrive at fair value.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

2G) INVENTORIES (note 11)

Inventories are valued using the lower of cost or net realizable value. The cost of inventories includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. CEMEX analyzes its inventory balances to determine if, as a result of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value, whereas, if an obsolescence situation occurs, the inventory obsolescence reserve is increased. In both cases, these adjustments are recognized against the results of the period. Advances to suppliers of inventory are presented as part of other current assets.

2H) PROPERTY, MACHINERY AND EQUIPMENT (note 14)

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

As of December 31, 2015, the maximum average useful lives by category of fixed assets were as follows:

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

2I) BUSINESS COMBINATIONS, GOODWILL, OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES (note 15)

Business combinations are recognized using the purchase method, by allocating the consideration transferred to assume control of the entity to all assets acquired and liabilities assumed, based on their estimated fair values as of the acquisition date. Intangible assets acquired are identified and recognized at fair value. Any unallocated portion of the purchase price represents goodwill, which is not amortized and is subject to periodic impairment tests (note 2J), can be adjusted for any correction to the preliminary assessment given to the assets acquired and/or liabilities assumed within the twelve-month period after purchase. Costs associated with the acquisition are expensed in the statements of operations as incurred.

CEMEX capitalizes intangible assets acquired, as well as costs incurred in the development of intangible assets, when future economic benefits associated with the assets are identified and there is evidence of control over such benefits. Intangible assets are presented at their acquisition or development cost. Such assets are classified as having a definite or indefinite life, the latter are not amortized since the period cannot be accurately established in which the benefits associated with such intangibles will terminate. Amortization of intangible assets of definite life is calculated under the straight-line method and recognized as part of costs and operating expenses (note 5).

Startup costs are recognized in the statements of operations as they are incurred. Costs associated with research and development activities (“R&D activities”), performed by CEMEX to create products and services, as well as to develop processes, equipment and methods to optimize operational efficiency and reduce costs, are recognized in the operating results as incurred. The Technology and Energy departments in CEMEX undertake all significant R&D activities as part of their daily activities. In 2015, 2014 and 2013, total combined expenses of these departments were approximately Ps660 (US$41), Ps538 (US$36) and Ps494 (US$38), respectively. Development costs are capitalized only if they meet the definition of intangible asset mentioned above.

Direct costs incurred in the development stage of computer software for internal use are capitalized and amortized through the operating results over the useful life of the software, which on average is approximately 5 years.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Business combinations, goodwill, other intangible assets and deferred charges - continued

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

CEMEX’s extraction rights have maximum useful lives that range from 30 to 100 years, depending on the sector, and the expected life of the related reserves. As of December 31, 2015, except for extraction rights and/or as otherwise indicated, CEMEX’s intangible assets are amortized on a straight line basis over their useful lives that range on average from 3 to 20 years.

2J) IMPAIRMENT OF LONG LIVED ASSETS (notes 14 and 15)

Impairment of property, machinery and equipment, intangible assets of definite life and other investments

Property, machinery and equipment, intangible assets of definite life and other investments are tested for impairment upon the occurrence of factors such as the occurrence of a significant adverse event, changes in CEMEX’s operating environment, changes in projected use or in technology, as well as expectations of lower operating results for each cash generating unit, in order to determine whether their carrying amounts may not be recovered. In such cases, an impairment loss is recorded in the statements of operations for the period when such determination is made within “Other expenses, net.” The impairment loss of an asset results from the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value of the asset, less costs to sell such asset, and the asset’s value in use, the latter represented by the net present value of estimated cash flows related to the use and eventual disposal of the asset. The main assumptions utilized to develop estimates of value in use are a discount rate that reflects the risk of the cash flows associated with the assets evaluated and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third-party expectations of industry growth, such as governmental agencies or industry chambers.

When impairment indicators exist, for each intangible asset, CEMEX determines its projected revenue streams over the estimated useful life of the asset. In order to obtain discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures, as applicable, and discounted to net present value using the risk adjusted discount rate of return. The most significant economic assumptions are: a) the useful life of the asset; b) the risk adjusted discount rate of return; c) royalty rates; and d) growth rates. Assumptions used for these cash flows are consistent with internal forecasts and industry practices. The fair values of intangible assets are very sensitive to changes in the significant assumptions used in their calculation. Certain key assumptions are more subjective than others. In respect of trademarks, CEMEX considers that the most subjective key assumption in the determination of revenue streams is the royalty rate. In respect of extraction rights and customer relationships, the most subjective assumptions are revenue growth rates and estimated useful lives. CEMEX validates its assumptions through benchmarking with industry practices and the corroboration of third party valuation advisors. Significant judgment by management is required to appropriately assess the fair values and values in use of the related assets, as well as to determine the appropriate valuation method and select the significant economic assumptions.

Goodwill

Goodwill is tested for impairment when required due to significant adverse changes or at least once a year, during the last quarter of such year, by determining the recoverable amount of the group of cash-generating units (“CGUs”) to which goodwill balances were allocated, which consists of the higher of such group of CGUs fair value, less cost to sell and its value in use, represented by the discounted amount of estimated future cash flows to be generated by such CGUs to which goodwill was allocated, which are generally determined over periods of 5 years. In specific circumstances, when CEMEX considers that actual results for a given CGU do not fairly reflect historical performance and most external economic variables provide confidence that a reasonably determinable improvement in the mid-term is expected in their operating results, management uses cash flow projections over a period of up to 10 years, to the point in which future expected average performance resembles the historical average performance, to the extent CEMEX has detailed, explicit and reliable financial forecasts and is confident and can demonstrate its ability, based on past experience, to forecast cash flows accurately over that longer period. If the value in use of a group of CGUs to which goodwill has been allocated is lower than its corresponding carrying amount, CEMEX determines the fair value of such group of CGUs using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions, among others. An impairment loss is recognized within other expenses, net, if the recoverable amount is lower than the net book value of the group of CGUs to which goodwill has been allocated. Impairment charges recognized on goodwill are not reversed in subsequent periods.

The geographic operating segments reported by CEMEX (note 4), represent CEMEX’s groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment, considering: a) that after the acquisition, goodwill was allocated at the level of the geographic operating segment; b) that the operating components that comprise the reported segment have similar economic characteristics; c) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; d) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; e) the vertical integration in the value chain of the products comprising each component; f) the type of clients, which are substantially similar in all components; g) the operative integration among components; and h) that the compensation system of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components. In addition, the country level represents the lowest level within CEMEX at which goodwill is monitored for internal management purposes.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Impairment of long lived assets - goodwill - continued

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

2K) PROVISIONS

CEMEX recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would imply cash outflows or the delivery of other resources owned by the Company. As of December 31, 2015 and 2014 some significant proceedings that gave rise to a portion of the carrying amount of CEMEX’s other current and non-current liabilities and provisions are detailed in note 24A.

Considering guidance under IFRS, CEMEX does not have a constructive obligation to pay levies imposed by governments that will be triggered by operating in a future period; consequently, provisions for such levies imposed by governments are recognized until the critical event or the activity that triggers the payment of the levy has occurred, as defined in the legislation.

Restructuring (note 17)

CEMEX recognizes provisions for restructuring costs only when the restructuring plans have been properly finalized and authorized by management, and have been communicated to the third parties involved and/or affected by the restructuring prior to the balance sheet date. These provisions may include costs not associated with CEMEX’s ongoing activities.

Asset retirement obligations (note 17)

Unavoidable obligations, legal or constructive, to restore operating sites upon retirement of long-lived assets at the end of their useful lives are measured at the net present value of estimated future cash flows to be incurred in the restoration process, and are initially recognized against the related assets’ book value. The increase to the assets’ book value is depreciated during its remaining useful life. The increase in the liability related to adjustments to net present value by the passage of time is charged to the line item “Other financial (expense) income, net.” Adjustments to the liability for changes in estimations are recognized against fixed assets, and depreciation is modified prospectively. These obligations are related mainly to future costs of demolition, cleaning and reforestation, so that quarries, maritime terminals and other production sites are left in acceptable condition at the end of their operation.

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

Contingencies and commitments (notes 23 and 24)

Obligations or losses related to contingencies are recognized as liabilities in the balance sheet only when present obligations exist resulting from past events that are expected to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on an incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. The Company does not recognize contingent revenues, income or assets, unless their realization is virtually certain.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

2L) PENSIONS AND POSTRETIREMENT EMPLOYEE BENEFITS (note 18)

Defined contribution pension plans

The costs of defined contribution pension plans are recognized in the operating results as they are incurred. Liabilities arising from such plans are settled through cash transfers to the employees’ retirement accounts, without generating future obligations.

Defined benefit pension plans, other postretirement benefits and termination benefits

The costs associated with employees’ benefits for: a) defined benefit pension plans; and b) other postretirement benefits, basically comprised of health care benefits, life insurance and seniority premiums, granted by CEMEX and/or pursuant to applicable law, are recognized as services are rendered, based on actuarial estimations of the benefits’ present value with the advice of external actuaries. For certain pension plans, CEMEX has created irrevocable trust funds to cover future benefit payments (“plan assets”). These plan assets are valued at their estimated fair value at the balance sheet date. The actuarial assumptions and accounting policy consider: a) the use of nominal rates; b) a single rate is used for the determination of the expected return on plan assets and the discount of the benefits obligation to present value; c) a net interest is recognized on the net defined benefit liability (liability minus plan assets); and d) all actuarial gains and losses for the period, related to differences between the projected and real actuarial assumptions at the end of the period, as well as the difference between the expected and real return on plan assets, are recognized as part of “Other comprehensive income or loss” within stockholders’ equity.

The service cost, corresponding to the increase in the obligation for additional benefits earned by employees during the period, is recognized within operating costs and expenses. The net interest cost, resulting from the increase in obligations for changes in net present value and the change during the period in the estimated fair value of plan assets, is recognized within “Other financial (expense) income, net.”

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

2M) INCOME TAXES (note 19)

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

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is not considered probable that the related tax benefit will be realized. In conducting such assessment, CEMEX analyzes the aggregate amount of self-determined tax loss carryforwards included in its income tax returns in each country where CEMEX believes, based on available evidence, that the tax authorities would not reject such tax loss carryforwards; and the likelihood of the recoverability of such tax loss carryforwards prior to their expiration through an analysis of estimated future taxable income. If CEMEX believes that it is probable that the tax authorities would reject a self-determined deferred tax asset, it would decrease such asset. Likewise, if CEMEX believes that it would not be able to use a tax loss carryforward before its expiration or any other deferred tax asset, CEMEX would cancel such deferred tax asset. Both situations would result in additional income tax expense for the period in which such determination is made. In order to determine whether it is probable that deferred tax assets will ultimately be recovered, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences, etc. Likewise, every reporting period, CEMEX analyzes its actual results versus the Company’s estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX’s estimates, the deferred tax asset and/or valuations may be affected and necessary adjustments will be made based on relevant information. Any adjustments recorded will affect CEMEX’s statements of operations in such period.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Income taxes – continued

The income tax effects from an uncertain tax position are recognized when there is high probability that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information, and they are measured using a cumulative probability model. Each position has been considered on its own, regardless of its relation to any other broader tax settlement. The high probability threshold represents a positive assertion by management that CEMEX is entitled to the economic benefits of a tax position. If a tax position is considered to have low probability to be sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the consolidated statements of operations.

CEMEX effective income tax rate is determined by dividing the line item “Income Tax,” in the statements of operations, which is comprised by current and deferred income tax benefit or expense for the period, into the line item “Earnings (loss) before income tax.” This effective tax rate is further reconciled to CEMEX’s statutory tax rate applicable in Mexico and is presented in note 19C. During 2014 and 2013, CEMEX has experienced consolidated losses before income tax. In any given period whereas a loss before income tax is reported, the reference statutory tax rate applicable in Mexico to which CEMEX reconciles its effective income tax rate is shown as a negative percentage. A significant effect in CEMEX’s effective tax rate and consequently in the aforementioned reconciliation of CEMEX’s effective tax rate, relates to the difference between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates. For the years ended December 31, 2015, 2014 and 2013, the statutory tax rates in CEMEX’s main operations were as follows:

Country	2015	2014	2013
Mexico	30.0%	30.0%	30.0%
United States	35.0%	35.0%	35.0%
United Kingdom	20.3%	21.5%	23.3%
France	38.0%	38.0%	38.0%
Germany	29.8%	29.8%	29.8%
Spain	28.0%	30.0%	30.0%
Philippines	30.0%	30.0%	30.0%
Colombia	39.0%	34.0%	34.0%
Egypt	22.5%	30.0%	25.0%
Switzerland	9.6%	9.6%	23.5%
Others	7.8% - 39.0%	10.0% - 39.0%	10.0% - 39.0%

CEMEX’s current and deferred income tax amounts included in the statements of operations for the period are highly variable, and are subject, among other factors, to taxable income determined in each jurisdiction in which CEMEX operates. Such amounts of taxable income depend on factors such as sale volumes and prices, costs and expenses, exchange rates fluctuations and interest on debt, among others, as well as to the estimated tax assets at the end of the period due to the expected future generation of taxable gains in each jurisdiction.

2N) STOCKHOLDERS’ EQUITY

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

Items of “Other equity reserves” included within other comprehensive income (loss):

•	Currency translation effects from the translation of foreign subsidiaries’ financial statements, net of: a) exchange results from foreign currency debt directly related to the acquisition of foreign subsidiaries; and b) exchange results from foreign currency related parties balances that are of a long-term investment nature (note 2D);

•	The effective portion of the valuation and liquidation effects from derivative instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 2F);

•	Changes in fair value during the tenure of available-for-sale investments until their disposal (note 2F); and

•	Current and deferred income taxes during the period arising from items whose effects are directly recognized in stockholders’ equity.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Items of “Other equity reserves” not included in comprehensive income (loss):

•	Effects related to controlling stockholders’ equity for changes or transactions affecting non-controlling interest stockholders in CEMEX’s consolidated subsidiaries;

•	Effects attributable to controlling stockholders’ equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid on perpetual debentures;

•	The equity component determined upon issuance of convertible securities or upon classification, which are mandatorily or optionally convertible into shares of the Parent Company (note 16B) and that qualify under IFRS as instruments having components of liability and equity (note 2F). Upon conversion, this amount will be reclassified to common stock and additional paid-in capital; and

•	The cancellation of the Parent Company’s shares held by consolidated entities.

Retained earnings (note 20C)

Retained earnings represent the cumulative net results of prior accounting periods, net of: a) dividends declared to stockholders; b) recapitalizations of retained earnings; c) the effects generated form initial adoption of IFRS as of January 1, 2010; and d) when applicable, the restitution of retained earnings from other line items within stockholder´s equity.

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

2O) REVENUE RECOGNITION (note 3)

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

2P) COST OF SALES, ADMINISTRATIVE AND SELLING EXPENSES AND DISTRIBUTION EXPENSES

Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants and freight expenses of raw material in plants and delivery expenses of CEMEX’s ready-mix concrete business. Cost of sales excludes expenses related to personnel, equipment and services involved in sale activities and storage of product at points of sales, which are included as part of the administrative and selling expenses, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities, which are included as part of the distribution expenses line item. For the years ended December 31, 2015, 2014 and 2013, selling expenses included as part of the selling and administrative expenses line item amounted to Ps6,369, Ps6,030 and Ps7,863, respectively.

2Q) EXECUTIVE STOCK-BASED COMPENSATION (note 21)

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

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

2R) EMISSION RIGHTS

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

During 2015, 2014 and 2013, there were no sales of emission rights to third parties.

2S) CONCENTRATION OF CREDIT

CEMEX sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX operates. As of and for the years ended December 31, 2015, 2014 and 2013, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

2T) NEWLY ISSUED IFRS NOT YET ADOPTED

There are a number of IFRS issued as of the date of issuance of these financial statements but which have not yet been adopted, which are listed below. Except as otherwise indicated, CEMEX expects to adopt these IFRS when they become effective.

•	IFRS 9, Financial instruments: classification and measurement (“IFRS 9”). IFRS 9 sets forth the guidance relating to the classification and measurement of financial assets and liabilities, to the accounting for expected credit losses on an entity’s financial assets and commitments to extend credits, as well as the requirements related to hedge accounting, and will replace IAS 39, Financial instruments: recognition and measurement (“IAS 39”) in its entirety. IFRS 9 requires an entity to recognize a financial asset or a financial liability when, and only when, the entity becomes party to the contractual provisions of the instrument. At initial recognition, an entity shall measure a financial asset or financial liability at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability, and includes a category of financial assets at fair value through other comprehensive income for simple debt instruments. In respect to impairment requirements, IFRS 9 eliminates the threshold set forth in IAS 39 for the recognition of credit losses. Under the impairment approach in IFRS 9 it is no longer necessary for a credit event to have occurred before credit losses are recognized, instead, an entity always accounts for expected credit losses, and changes in those expected losses through profit or loss. In respect to hedging activities, the requirements of IFRS 9 align hedge accounting more closely with an entity’s risk management through a principles-based approach. Nonetheless, the IASB provided entities with an accounting policy choice between applying the hedge accounting requirements of IFRS 9 or continuing to apply the existing hedge accounting requirements in IAS 39 until the IASB completes its project on the accounting for macro hedging. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. If an entity elects to apply IFRS 9 early, it must apply all of the requirements in this standard at the same time. CEMEX is currently evaluating the impact that IFRS 9 will have on the classification and measurement of its financial assets and financial liabilities, impairment of financial assets and hedging activities. Preliminarily, CEMEX does not expect a significant effect. Nonetheless, CEMEX is not considering an early application of IFRS 9.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Newly issued IFRS not yet adopted – continued

•	In May 2014, the IASB issued IFRS 15, Revenue from contracts with customers (“IFRS 15”). Under IFRS 15, an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, following a five step model: Step 1: Identify the contract(s) with a customer, which is an agreement between two or more parties that creates enforceable rights and obligations; Step 2: Identify the performance obligations in the contract, considering that if a contract includes promises to transfer distinct goods or services to a customer, the promises are performance obligations and are accounted for separately; Step 3: Determine the transaction price, which is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer; Step 4: Allocate the transaction price to the performance obligations in the contract, on the basis of the relative stand-alone selling prices of each distinct good or service promised in the contract; and Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation, by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer services to a customer). IFRS 15 also includes disclosure requirements that would provide users of financial statements with comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. IFRS 15 will supersede all existing guidance on revenue recognition. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted considering certain additional disclosure requirements. CEMEX started to evaluate the impact that IFRS 15 will have on the recognition of revenue from its contracts with customers. Preliminarily, due to the nature of its business, main transactions and current accounting policies, whereas the transaction price is allocated to goods delivered or services rendered to customers where there is no condition or uncertainty implying a reversal thereof, and customers have assumed the risk of loss, CEMEX does not expect a significant effect. Nonetheless, CEMEX will continue in 2016 its evaluation of current product warranty policies, customer loyalty programs and construction contracts in order to conclude if certain portion of revenue that currently is being recognized at the transaction date or deferred during time, as applicable, should otherwise be recognized differently. CEMEX is not considering the early application of IFRS 15.

•	On January 13, 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which will supersede all current standards and interpretations related to lease accounting. IFRS 16, defines leases as any contract or part of a contract that conveys to the lessee the right to use an asset for a period of time in exchange for consideration and the lessee directs the use of the identified asset throughout that period. In summary, IFRS 16 introduces a single lessee accounting model, and requires a lessee to recognize, for all leases with a term of more than 12 months, unless the underlying asset is of low value, assets for the “right-of-use” the underlying asset against a corresponding financial liability, representing the net present value of estimated lease payments under the contract, with a single income statement model in which a lessee recognizes depreciation of the right-of-use asset and interest on the lease liability. A lessee shall present either in the balance sheet, or disclose in the notes, right-of-use assets separately from other assets, as well as, lease liabilities separately from other liabilities. IFRS 16 is effective beginning January 1, 2019, with early adoption permitted considering certain requirements. CEMEX is evaluating the impact that IFRS 16 will have on the recognition of its lease contracts. Preliminarily, it is considered that upon adoption of IFRS 16, most of operating leases will be recognized on balance sheet increasing assets and liabilities, with no significant initial effect on CEMEX’s net assets. CEMEX is not considering the early application of IFRS 16.

3) REVENUES AND CONSTRUCTION CONTRACTS

For the years ended December 31, 2015, 2014 and 2013, net sales, after sales and eliminations between related parties resulting from consolidation, were as follows:

	2015		2014	2013
From the sale of goods associated to CEMEX’s main activities [1]	Ps	217,435	196,976	182,099
From the sale of services [2]		2,811	2,618	2,523
From the sale of other goods and services [3]		5,496	4,808	5,748

	Ps	225,742	204,402	190,370

1	Includes in each period those revenues generated under construction contracts that are presented in the table below.
2	Refers mainly to revenues generated by Neoris N.V., a subsidiary involved in providing information technology solutions and services.
3	Refers mainly to revenues generated by subsidiaries not individually significant operating in different lines of business.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Revenues and construction contracts – continued

For the years ended December 31, 2015, 2014 and 2013, revenues and costs related to construction contracts in progress were as follows:

	Recognized to date [1]		2015	2014	2013
Revenue from construction contracts included in consolidated net sales [2]	Ps	4,215	189	328	1,319
Costs incurred in construction contracts included in consolidated cost of sales [3]		(3,182)	(196)	(291)	(1,144)

Construction contracts operating profit	Ps	1,033	(7)	37	175

1	Revenues and costs recognized from inception of the contracts until December 31, 2015 in connection with those projects still in progress.
2	Revenues from construction contracts during 2015, 2014 and 2013, determined under the percentage of completion method, were mainly obtained in Mexico and Colombia.
3	Refers to actual costs incurred during the periods. The oldest contract in progress as of December 31, 2015 started in 2010.

As of December 31, 2015 and 2014, amounts receivable for progress billings to customers of construction contracts and/or advances received by CEMEX from these customers were not significant.

4) DISCONTINUED OPERATIONS AND SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT

4A) DISCONTINUED OPERATIONS

With effective date October 31, 2015, after all agreed upon conditions precedent were satisfied, CEMEX completed the process for the sale of its operations in Austria and Hungary that started on August 12, 2015 to the Rohrdorfer Group for approximately €165.1 (US$179 or Ps3,090), after final adjustments negotiated for changes in cash and working capital balances as of the transfer date. The combined operations in Austria and Hungary consisted of 29 aggregate quarries and 68 ready-mix plants. The operations in Austria and Hungary for the ten-month period ended October 31, 2015 and the years ended December 31, 2014 and 2013, included in CEMEX’s statements of operations, were reclassified to the single line item “Discontinued operations,” which includes, in 2015, a gain on sale of approximately US$45 (Ps741). Such gain on sale includes the reclassification to the statement of operations of foreign currency translation effects accrued in equity until October 31, 2015 for an amount of approximately Ps215.

In addition, on August 12, 2015, CEMEX agreed with Duna-Dráva Cement, the sale of its Croatia operations, including assets in Bosnia and Herzegovina, Montenegro and Serbia, for approximately €230.9 (US$251 or Ps4,322), amount that is subject to final adjustments negotiated for changes in cash and working capital balances as of the change of control date. The operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, mainly consist of three cement plants with aggregate annual production capacity of approximately 2.4 million tons of cement, two aggregates quarries and seven ready-mix plants. As of December 31, 2015, the closing of this transaction is subject to customary conditions precedent, which includes the approval from the relevant authorities. CEMEX expects to conclude the sale of its operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, during the first half of 2016. The operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, for the years ended December 31, 2015, 2014 and 2013, included in CEMEX’s statements of operations were reclassified to the single line item “Discontinued Operations, net of tax”.

The following table presents condensed combined information of the statement of operations of CEMEX discontinued operations in Austria and Hungary for the ten-months period ended October 31, 2015 and the years ended December 31, 2014 and 2013, as well as of CEMEX’s operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, for the years ended December 31, 2015, 2014 and 2013:

	2015		2014	2013
Sales	Ps	5,446	5,621	5,291
Cost of sales and operating expenses		(5,096)	(5,321)	(5,067)
Other products (expenses), net		21	(77)	(40)
Interest expenses, net and others		(54)	(50)	(39)

Gain before income tax		317	173	145
Income tax		(85)	(63)	(48)

Net income		232	110	97
Net income (loss) of non-controlling interest		6	—	—

Net income of controlling interest	Ps	226	110	97

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Discontinued operations – continued

As of December 31, 2015, the balance sheet of CEMEX’s Croatian operations, including its assets in Bosnia and Herzegovina, Montenegro and Serbia, was reclassified to current assets and current liabilities held for sale. Selected combined condensed financial information of balance sheet at this date of these operations was as follows:

	2015
Current assets	Ps	438
Property, machinery and equipment, net		2,562
Intangible assets, net and other non-current assets		446

Total assets held for sale		3,446

Current liabilities		442
Non-current liabilities		231

Total liabilities held for sale		673

Net assets held for sale	Ps	2,773

The balance sheet of CEMEX as of December 31, 2014 was not restated as a result of the sale of its operations in Austria and Hungary. Selected combined condensed financial information of balance sheet at this date of CEMEX’s discontinued operations in Austria and Hungary was as follows:

	2014
Current assets	Ps	622
Property, machinery and equipment, net		1,931
Intangible assets, net and other non-current assets		542

Total assets held for sale		3,095

Current liabilities		735
Non-current liabilities		716

Total liabilities held for sale		1,451

Net assets held for sale	Ps	1,644

4B) SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT

Geographic operating segments represent the components of CEMEX that engage in business activities from which CEMEX may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available.

CEMEX’s main activities are oriented to the construction industry segment through the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and other construction materials. CEMEX operates geographically on a regional basis. Until December 31, 2015, CEMEX’s operations were organized into six geographical regions, each under the supervision of a regional president: 1) Mexico, 2) United States, 3) Northern Europe, 4) Mediterranean, 5) South, Central America and the Caribbean, and 6) Asia. Each regional president supervises and is responsible for all the business activities in the countries comprising the region. These activities refer to the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and other construction materials, the allocation of resources and the review of their performance and operating results. All regional presidents report directly to CEMEX’s Chief Executive Officer (“CEO”). The country manager, who is one level below the regional president in the organizational structure, reports the performance and operating results of its country to the regional president, including all the operating sectors. CEMEX’s top management internally evaluates the results and performance of each country and region for decision-making purposes and allocation of resources, following a vertical integration approach considering: a) that the operating components that comprise the reported segment have similar economic characteristics; b) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; c) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; d) the vertical integration in the value chain of the products comprising each component; e) the type of clients, which are substantially similar in all components; f) the operative integration among components; and g) that the compensation system of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components. In accordance with this approach, in CEMEX’s daily operations, management allocates economic resources and evaluates operating results on a country basis rather than on an operating component basis. The financial information by geographic operating segment reported in the tables below for the years ended December 31, 2014 and 2013 has been restated in order to give effect to the discontinued operations described in note 4A. Effective January 1, 2016, according to an announcement made by CEMEX’s CEO on December 1, 2015, the Company’s operations will be reorganized into five geographical regions, also each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) Europe, 4) South, Central America and the Caribbean, and 5) Asia, Middle East and Africa. Under the new organization, the geographical operating segments under the current Mediterranean region will be incorporated to the Europe region or the Asia, Middle East and Africa region, as correspond.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Selected financial information by geographic operating segment – continued

Considering the financial information that is regularly reviewed by CEMEX’s top management, each of the six geographic regions in which CEMEX operated until December 31, 2015 and the countries that comprise such regions represent reportable operating segments. However, for disclosure purposes in the notes to the financial statements, considering similar regional and economic characteristics and/or the fact that certain countries do not exceed certain materiality thresholds to be reported separately, such countries have been aggregated and presented as single line items as follows: a) “Rest of Northern Europe” is mainly comprised of CEMEX’s operations in the Czech Republic, Poland and Latvia, as well as trading activities in Scandinavia and Finland; b) “Rest of Mediterranean” is mainly comprised of CEMEX’s operations in the United Arab Emirates and Israel; c) “Rest of South, Central America and the Caribbean” is mainly comprised of CEMEX’s operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations in Argentina; and d) “Rest of Asia” is mainly comprised of CEMEX’s operations in Thailand, Bangladesh, China and Malaysia. The segment “Others” refers to: 1) cement trade maritime operations, 2) Neoris N.V., CEMEX’s subsidiary involved in the development of information technology solutions, 3) the Parent Company and other corporate entities, and 4) other minor subsidiaries with different lines of business.

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

Selected information of the consolidated statements of operations by geographic operating segment for the years ended December 31, 2015, 2014 and 2013 was as follows:

	Net sales					Less:	Operating
	(including		Less:			Depreciation	earnings	Other		Other
	related		Related		Operating	and	before other	expenses,	Financial	financing
2015	parties)		parties	Net sales	EBITDA	amortization	expenses, net	net	Expense	items, net
Mexico	Ps	50,260	(5,648)	44,612	15,362	2,399	12,963	(684)	(210)	915
United States		63,002	(18)	62,984	8,764	6,328	2,436	264	(442)	(156)
Northern Europe
United Kingdom		20,227	—	20,227	2,705	1,004	1,701	(147)	(95)	(299)
Germany		8,285	(1,276)	7,009	542	389	153	49	(14)	(61)
France		12,064	—	12,064	670	438	232	(8)	(48)	(10)
Rest of Northern Europe		10,010	(767)	9,243	1,419	972	447	(182)	(57)	(75)
Mediterranean
Spain		6,151	(755)	5,396	1,031	604	427	(735)	(72)	(2)
Egypt		6,923	(5)	6,918	1,777	536	1,241	(254)	(115)	114
Rest of Mediterranean		9,929	—	9,929	1,194	244	950	(53)	(22)	5
South, Central America and the Caribbean (“SAC”)
Colombia		11,562	(2)	11,560	4,041	500	3,541	(88)	(50)	(570)
Rest of SAC		19,169	(2,285)	16,884	5,211	844	4,367	(267)	(43)	(113)
Asia
Philippines		8,436	(4)	8,432	2,206	447	1,759	(12)	(20)	19
Rest of Asia		2,178	—	2,178	156	81	75	(15)	(8)	87
Others		17,058	(8,752)	8,306	(2,952)	590	(3,542)	(898)	(18,583)	(1,091)

Continuing operations		245,254	(19,512)	225,742	42,126	15,376	26,750	(3,030)	(19,779)	(1,237)
Discontinued operations		5,502	(56)	5,446	610	260	350	21	(25)	(29)

Total	Ps	250,756	(19,568)	231,188	42,736	15,636	27,100	(3,009)	(19,804)	(1,266)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Selected information of the statements of operations by geographic operating segment – continued.

	Net sales					Less:	Operating
	(including		Less:			Depreciation	earnings	Other		Other
	related		Related		Operating	and	before other	expenses,	Financial	financing
2014	parties)		parties	Net sales	EBITDA	amortization	expenses, net	net	expense	items, net
Mexico	Ps	51,412	(10,143)	41,269	13,480	2,420	11,060	734	(262)	481
United States		49,127	(32)	49,095	5,337	5,718	(381)	(346)	(417)	(122)
Northern Europe
United Kingdom		17,071	—	17,071	1,672	1,004	668	1,062	(33)	(378)
Germany		14,138	(1,247)	12,891	869	625	244	(797)	(29)	(122)
France		12,914	—	12,914	852	516	336	(94)	(72)	(4)
Rest of Northern Europe		9,101	(921)	8,180	1,080	667	413	(367)	(26)	(56)
Mediterranean
Spain		4,717	(559)	4,158	363	571	(208)	(2,107)	(29)	(4)
Egypt		7,123	(12)	7,111	2,664	474	2,190	(209)	(28)	15
Rest of Mediterranean		8,454	(6)	8,448	1,046	224	822	15	(19)	(7)
South, Central America and the Caribbean (“SAC”)
Colombia		13,242	(1)	13,241	4,838	476	4,362	52	(90)	(353)
Rest of SAC		16,292	(1,865)	14,427	4,767	688	4,079	(101)	(44)	9
Asia
Philippines		5,912	(2)	5,910	1,374	338	1,036	40	(5)	(8)
Rest of Asia		2,263	—	2,263	170	71	99	(174)	(6)	36
Others		13,533	(6,109)	7,424	(2,461)	375	(2,836)	(2,759)	(20,431)	3,047

Continuing operations		225,299	(20,897)	204,402	36,051	14,167	21,884	(5,051)	(21,491)	2,534
Discontinued operations		5,673	(52)	5,621	589	290	299	(77)	(10)	(39)

Total	Ps	230,972	(20,949)	210,023	36,640	14,457	22,183	(5,128)	(21,501)	2,495

	Net sales					Less:	Operating
	(including		Less:			Depreciation	earnings	Other		Other
	related		Related		Operating	and	before other	expenses,	Financial	financing
2013	parties)		parties	Net sales	EBITDA	amortization	expenses, net	net	expense	items, net
Mexico	Ps	40,932	(1,507)	39,425	12,740	2,493	10,247	(721)	(337)	206
United States		42,582	(128)	42,454	2,979	5,885	(2,906)	(359)	(501)	(129)
Northern Europe
United Kingdom		14,368	—	14,368	1,005	882	123	(258)	(113)	(220)
Germany		13,715	(976)	12,739	826	643	183	(80)	(11)	(125)
France		13,393	—	13,393	1,274	532	742	(160)	(61)	(22)
Rest of Northern Europe		8,720	(800)	7,920	1,110	647	463	(98)	(15)	(115)
Mediterranean
Spain		3,856	(203)	3,653	360	629	(269)	(1,439)	(55)	11
Egypt		6,162	3	6,165	2,373	462	1,911	(144)	(15)	55
Rest of Mediterranean		7,699	—	7,699	1,012	174	838	10	(22)	15
South, Central America and the Caribbean (“SAC”)
Colombia		13,203	—	13,203	5,449	485	4,964	(87)	(177)	(183)
Rest of SAC		15,527	(1,843)	13,684	4,518	675	3,843	(345)	(49)	(11)
Asia
Philippines		5,067	—	5,067	1,173	320	853	12	(3)	38
Rest of Asia		2,330	—	2,330	153	80	73	57	(12)	29
Others		16,548	(8,278)	8,270	(1,525)	260	(1,785)	(1,251)	(18,540)	2,167

Continuing operations		204,102	(13,732)	190,370	33,447	14,167	19,280	(4,863)	(19,911)	1,716
Discontinued operations		5,404	(113)	5,291	516	292	224	(40)	(29)	(10)

Total	Ps	209,506	(13,845)	195,661	33,963	14,459	19,504	(4,903)	(19,940)	1,706

The information of equity in income of associates by geographic operating segment for the years ended December 31, 2015, 2014 and 2013 is included in the note 13A.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

As of December 31, 2015 and 2014, selected balance sheet information by geographic segment was as follows:

	Investments in		Other segment	Total	Total	Net assets	Additions to
2015	associates		assets	assets	liabilities	by segment	fixed assets [1]
Mexico	Ps	438	75,215	75,653	16,936	58,717	1,177
United States		1,228	260,847	262,075	22,832	239,243	3,453
Northern Europe
United Kingdom		103	32,339	32,442	19,054	13,388	925
Germany		64	7,278	7,342	5,988	1,354	362
France		582	14,577	15,159	6,704	8,455	515
Rest of Northern Europe		291	15,043	15,334	4,025	11,309	594
Mediterranean
Spain		94	24,025	24,119	2,810	21,309	281
Egypt		11	9,310	9,321	4,499	4,822	762
Rest of Mediterranean		—	10,196	10,196	5,436	4,760	246
South, Central America and the Caribbean
Colombia		—	19,499	19,499	8,959	10,540	2,601
Rest of South, Central America and the Caribbean		24	21,714	21,738	5,110	16,628	965
Asia
Philippines		6	10,447	10,453	2,907	7,546	329
Rest of Asia		—	1,859	1,859	769	1,090	42
Others		9,309	24,319	33,628	271,794	(238,166)	61

Continuing operations		12,150	526,668	538,818	377,823	160,995	12,313
Discontinued operations		4	3,442	3,446	673	2,773	154

Total	Ps	12,154	530,110	542,264	378,496	163,768	12,467

	Investments in		Other segment	Total	Total	Net assets	Additions to
2014	associates		assets	assets	liabilities	by segment	fixed assets [1]
Mexico	Ps	855	75,739	76,594	17,367	59,227	1,177
United States		1,007	228,068	229,075	15,420	213,655	2,738
Northern Europe
United Kingdom		104	29,780	29,884	16,736	13,148	626
Germany		61	12,383	12,444	7,683	4,761	389
France		544	14,019	14,563	5,960	8,603	362
Rest of Northern Europe		73	16,791	16,864	4,541	12,323	353
Mediterranean
Spain		77	21,343	21,420	2,583	18,837	166
Egypt		—	7,914	7,914	4,182	3,732	418
Rest of Mediterranean		5	11,364	11,369	4,518	6,851	289
South, Central America and the Caribbean
Colombia		—	15,949	15,949	9,447	6,502	1,378
Rest of South, Central America and the Caribbean		24	18,341	18,365	3,361	15,004	766
Asia
Philippines		3	9,567	9,570	1,931	7,639	705
Rest of Asia		—	1,871	1,871	751	1,120	49
Others		6,807	42,272	49,079	272,310	(223,231)	70

Total	Ps	9,560	505,401	514,961	366,790	148,171	9,486

1	In 2015 and 2014, the total “Additions to fixed assets “includes capital expenditures of approximately Ps11,454 and Ps8,866, respectively (note 14).

Total consolidated liabilities as of December 31, 2015 and 2014 included debt of Ps229,343 and Ps205,834, respectively. Of such balances, as of December 31, 2015 and 2014, approximately 71% and 59% was in the Parent Company, less than 1% and 8% was in Spain, 27% and 32% was in finance subsidiaries in the Netherlands, Luxembourg and the United States, and 1% and 1% was in other countries, respectively. The Parent Company and the finance subsidiaries mentioned above are included within the segment “Others.”

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Net sales by product and geographic segment for the years ended December 31, 2015, 2014 and 2013 were as follows:

2015	Cement		Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	Ps	30,384	13,163	2,860	9,956	(11,751)	44,612
United States		23,358	30,575	12,524	13,093	(16,566)	62,984
Northern Europe
United Kingdom		4,705	7,729	7,614	7,859	(7,680)	20,227
Germany		3,098	3,749	1,790	2,103	(3,731)	7,009
France		—	10,026	4,410	224	(2,596)	12,064
Rest of Northern Europe		5,966	3,623	1,191	519	(2,056)	9,243
Mediterranean
Spain		5,265	721	150	392	(1,132)	5,396
Egypt		6,052	975	36	236	(381)	6,918
Rest of Mediterranean		880	7,956	1,931	1,115	(1,953)	9,929
South, Central America and the Caribbean
Colombia		8,158	4,428	1,329	1,345	(3,700)	11,560
Rest of South, Central America and the Caribbean		14,846	3,850	898	731	(3,441)	16,884
Asia
Philippines		8,270	115	—	62	(15)	8,432
Rest of Asia		1,046	989	49	100	(6)	2,178
Others		—	—	—	17,057	(8,751)	8,306

Continuing operations		112,028	87,899	34,782	54,792	(63,759)	225,742
Discontinued operations		1,741	2,678	1,391	515	(879)	5,446

Total	Ps	113,769	90,577	36,173	55,307	(64,638)	231,188

2014	Cement		Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	Ps	27,667	12,855	2,963	9,056	(11,272)	41,269
United States		17,937	21,490	9,886	12,294	(12,512)	49,095
Northern Europe
United Kingdom		3,824	6,666	6,128	7,929	(7,476)	17,071
Germany		4,883	6,600	4,042	2,434	(5,068)	12,891
France		—	10,826	4,585	215	(2,712)	12,914
Rest of Northern Europe		5,305	3,154	1,089	341	(1,709)	8,180
Mediterranean
Spain		3,856	783	168	359	(1,008)	4,158
Egypt		6,402	542	19	318	(170)	7,111
Rest of Mediterranean		593	6,854	1,736	992	(1,727)	8,448
South, Central America and the Caribbean
Colombia		9,544	4,964	1,547	770	(3,584)	13,241
Rest of South, Central America and the Caribbean		13,123	3,417	712	690	(3,515)	14,427
Asia
Philippines		5,849	48	—	27	(14)	5,910
Rest of Asia		998	1,099	95	101	(30)	2,263
Others		—	—	—	11,607	(4,183)	7,424

Continuing operations		99,981	79,298	32,970	47,133	(54,980)	204,402
Discontinued operations		1,696	2,827	1,356	555	(813)	5,621

Total	Ps	101,677	82,125	34,326	47,688	(55,793)	210,023

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Net sales by product and geographic segment – continued

2013	Cement		Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	Ps	26,497	12,228	2,580	9,924	(11,804)	39,425
United States		15,296	18,589	8,764	10,793	(10,988)	42,454
Northern Europe
United Kingdom		3,387	5,699	4,856	6,952	(6,526)	14,368
Germany		4,460	6,386	3,972	2,524	(4,603)	12,739
France		—	11,244	4,378	189	(2,418)	13,393
Rest of Northern Europe		5,377	3,358	964	322	(2,101)	7,920
Mediterranean
Spain		3,057	678	174	368	(624)	3,653
Egypt		5,718	403	18	128	(102)	6,165
Rest of Mediterranean		424	6,022	1,435	898	(1,080)	7,699
South, Central America and the Caribbean
Colombia		8,847	4,474	1,358	630	(2,106)	13,203
Rest of South, Central America and the Caribbean		12,677	3,240	651	552	(3,436)	13,684
Asia
Philippines		5,040	10	—	23	(6)	5,067
Rest of Asia		977	1,166	143	101	(57)	2,330
Others		—	—	—	16,796	(8,526)	8,270

Continuing operations		91,757	73,497	29,293	50,200	(54,377)	190,370
Discontinued operations		1,698	2,609	1,225	119	(360)	5,291

Total	Ps	93,455	76,106	30,518	50,319	(54,737)	195,661

5) DEPRECIATION AND AMORTIZATION

Depreciation and amortization recognized during 2015, 2014 and 2013 is detailed as follows:

	2015		2014	2013
Depreciation and amortization expense related to assets used in the production process	Ps	13,592	12,630	12,766
Depreciation and amortization expense related to assets used in administrative and selling activities		1,784	1,537	1,401

	Ps	15,376	14,167	14,167

6) OTHER EXPENSES, NET

“Other expenses, net” in 2015, 2014 and 2013, consisted of the following:

	2015	2014	2013
Impairment losses and effects from assets held for sale (notes 12, 13B, 14 and 15A) [1]	Ps (1,527)	(3,862)	(1,568)
Restructuring costs [2]	(845)	(544)	(948)
Charitable contributions	(60)	(18)	(25)
Results from the sale of assets and others, net	(598)	(627)	(2,322)

	Ps (3,030)	(5,051)	(4,863)

1	In 2014, includes impairment losses on inventory of Ps292, as well as aggregate impairment losses from assets reclassified to other assets held for sale for approximately Ps2,392, both in connection with the sale of assets in the western region of Germany and the expected sale of assets in Andorra, Spain (notes 11, 12 and 15B).
2	In 2015, 2014 and 2013, restructuring costs mainly refer to severance payments.

7) OTHER FINANCIAL (EXPENSE) INCOME, NET

“Other financial (expense) income, net” in 2015, 2014 and 2013, is detailed as follows:

	2015		2014	2013
Financial income	Ps	322	320	404
Results from financial instruments, net (notes 13B and 16D)		(2,729)	(880)	2,074
Foreign exchange results		2,074	3,934	54
Effects of net present value on assets and liabilities and others, net		(904)	(840)	(816)

	Ps	(1,237)	2,534	1,716

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

8) CASH AND CASH EQUIVALENTS

As of December 31, 2015 and 2014, consolidated cash and cash equivalents consisted of:

	2015		2014
Cash and bank accounts	Ps	11,395	9,577
Fixed-income securities and other cash equivalents		3,885	3,012

	Ps	15,280	12,589

Based on net settlement agreements, the balance of cash and cash equivalents excludes deposits in margin accounts that guarantee several obligations of CEMEX of approximately Ps258 in 2015 and Ps695 in 2014, which were offset against the corresponding obligations of CEMEX with the counterparties, considering CEMEX’s right, ability and intention to settle the amounts on a net basis.

9) TRADE ACCOUNTS RECEIVABLE, NET

As of December 31, 2015 and 2014, consolidated trade accounts receivable consisted of:

	2015		2014
Trade accounts receivable	Ps	29,773	28,810
Allowances for doubtful accounts		(1,999)	(1,856)

	Ps	27,774	26,954

As of December 31, 2015 and 2014, trade accounts receivable include receivables of Ps12,858 (US$746) and Ps11,538 (US$783), respectively, that were sold under outstanding securitization programs for the sale of trade accounts receivable and/or factoring programs with recourse in Mexico, the United States, France and the United Kingdom. Under the outstanding securitization programs, CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable; therefore, the amounts received are recognized within “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to Ps2,357 in 2015 and Ps1,775 in 2014. Therefore, the funded amount to CEMEX was Ps10,501 (US$609) in 2015 and Ps9,763 (US$662) in 2014, representing the amounts recognized within the line item of “Other financial obligations.” The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to approximately Ps249 (US$16) in 2015, Ps298 (US$22) in 2014 and Ps317 (US$25) in 2013. CEMEX’s securitization programs are negotiated for specific periods and may be renewed at their maturity. The securitization programs outstanding as of December 31, 2015 in Mexico, the United States, France and the United Kingdom mature in March 2017, March 2016, March 2016 and March 2016, respectively.

Allowances for doubtful accounts are established according to the credit history and risk profile of each customer. Changes in the valuation of this caption allowance for doubtful accounts in 2015, 2014 and 2013, were as follows:

	2015		2014	2013
Allowances for doubtful accounts at beginning of period	Ps	1,856	1,804	1,766
Charged to selling expenses		439	442	561
Deductions		(270)	(394)	(587)
Foreign currency translation effects		(26)	4	64

Allowances for doubtful accounts at end of period	Ps	1,999	1,856	1,804

10) OTHER ACCOUNTS RECEIVABLE

As of December 31, 2015 and 2014, consolidated other accounts receivable consisted of:

	2015		2014
Non-trade accounts receivable [1]	Ps	2,332	2,143
Interest and notes receivable [2]		1,332	1,313
Loans to employees and others		177	155
Refundable taxes		976	824

	Ps	4,817	4,435

1	Non-trade accounts receivable are mainly attributable to the sale of assets.
2	Includes Ps148 in 2015 and Ps161 in 2014, representing the short-term portion of a restricted investment related to coupon payments under CEMEX’s perpetual debentures (note 20D).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

11) INVENTORIES

As of December 31, 2015 and 2014, the consolidated balance of inventories was summarized as follows:

	2015		2014
Finished goods	Ps	6,439	6,588
Work-in-process		3,160	3,278
Raw materials		3,217	3,019
Materials and spare parts		4,822	4,768
Inventory in transit		525	839
Allowance for obsolescence		(447)	(418)

	Ps	17,716	18,074

For the years ended December 31, 2015, 2014 and 2013, CEMEX recognized within “Cost of sales” in the statements of operations, inventory impairment losses of approximately Ps49, Ps36 and Ps6, respectively. In addition, in 2014, CEMEX recognized as part of “Other expenses, net”, impairment losses related to inventories of raw materials of approximately Ps292 that become obsolete as a result of the decision of divesting assets in the western region of Germany (note 15B).

12) OTHER CURRENT ASSETS

As of December 31, 2015 and 2014, consolidated other current assets consisted of:

	2015		2014
Advance payments	Ps	2,687	2,791
Other assets held for sale		1,945	6,115

	Ps	4,632	8,906

Other assets held for sale are stated at their estimated realizable value and include real estate properties received in payment of trade receivables as well as other diverse assets held for sale, different than those corresponding to discontinued operations, which are presented in the face of the balance sheet (note 4A). In 2015 and 2014, other assets held for sale include idle operating assets in Andorra, Spain for Ps481 and Ps451, respectively, and in 2014, include: those assets that were divested in the western region of Germany on January 5, 2015 for Ps4,658 (note 15B). The related assets in the western region of Germany and in Andorra, Spain were recognized at their estimated realizable value, net of costs to sell, and the reclassification from fixed assets to assets held for sale resulted in losses of approximately Ps242, which includes a loss of approximately Ps210 from the proportional reclassification to earnings of currency translation adjustments of the net investment in Germany accrued in equity (note 2D), and Ps2,150, respectively, recognized both in 2014 within “Other expenses, net.” As of December 31, 2015 and 2014, CEMEX was still in negotiations to sell these assets in Andorra, Spain. During 2014 and 2013, CEMEX recognized within “Other expenses, net” impairment losses in connection with other assets held for sale for approximately Ps55 and Ps56, respectively.

13) INVESTMENTS IN ASSOCIATES AND OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

13A) INVESTMENTS IN ASSOCIATES

As of December 31, 2015 and 2014, the main investments in common shares of associates were as follows:

	Activity	Country	%	2015		2014
Control Administrativo Mexicano, S.A. de C.V.	Cement	Mexico	49.0	Ps	5,613	4,826
Trinidad Cement Limited	Cement	Trinidad and Tobago	39.5		1,543	286
Concrete Supply Co. LLC	Concrete	United States	40.0		932	765
Camcem, S.A. de C.V.	Cement	Mexico	10.3		600	476
Akmenes Cementas AB	Cement	Lithuania	37.8		560	546
ABC Capital, S.A. Institución de Banca Múltiple	Financing	Mexico	43.3		385	371
Lehigh White Cement Company	Cement	United States	24.5		276	223
Société Méridionale de Carrières	Aggregates	France	33.3		241	221
Société d’Exploitation de Carrières	Aggregates	France	50.0		202	179
Industrias Básicas, S.A.	Cement	Panama	25.0		133	127
Société des Ciments Antillais	Cement	French Antilles	26.0		78	74
Other companies	—	—	—		1,587	1,466

				Ps	12,150	9,560

Out of which:
Book value at acquisition date				Ps	4,683	3,334
Changes in stockholders’ equity				Ps	7,467	6,226

As of December 31, 2015 and 2014, there were no written put options for the purchase of investments in associates.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Investments in associates – continued

During 2015, CEMEX, through the exercise of its preemptive rights in Trinidad Cement Limited (“TCL”) rights issuance and the purchase of shares not subscribed and fully paid up by other eligible TCL shareholders in the rights issuance, increased its participation in TCL from 20% to 39.5% for approximately Ps774 (US$45). In April 2015, CEMEX and TCL entered into a Technical Services Agreement (the “TSA”) pursuant to which CEMEX will provide TCL with technical, managerial and other assistance from May 1, 2015 to May 1, 2018, unless earlier terminated. The TSA was entered into at arm’s length terms.

Equity in gain of associates by geographic operating segment in 2015, 2014 and 2013 is detailed as follows:

	2015		2014	2013 [1]
Mexico	Ps	330	242	(6)
United States		92	4	91
Northern Europe		51	58	113
Mediterranean		289	16	18
Corporate and others		(24)	(26)	16

	Ps	738	294	232

Combined condensed balance sheet information of CEMEX’s associates as of December 31, 2015 and 2014 is set forth below:

	2015		2014
Current assets	Ps	19,658	15,548
Non-current assets		45,272	39,436

Total assets		64,930	54,984

Current liabilities		8,547	5,838
Non-current liabilities		21,201	18,596

Total liabilities		29,748	24,434

Total net assets	Ps	35,182	30,550

Combined selected information of the statements of operations of CEMEX’s associates in 2015, 2014 and 2013 is set forth below:

	2015		2014	2013 [1]
Sales	Ps	14,753	20,551	19,966
Operating earnings		3,977	2,786	2,024
Income before income tax		3,842	1,620	928
Net income		1,602	945	455

1	In 2013, the combined condensed selected information of the statements of operations of associates presented in the tables above did not include the operations of Concrete Supply Company LLC, associate formed through the contribution of operating assets in September 2013 with the purpose of engaging in the production, sale and distribution of ready-mix concrete within North and South Carolina, United States for the three-month period ended December 31, 2013.

13B) OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2015 and 2014, consolidated other investments and non-current accounts receivable were summarized as follows:

	2015		2014
Non-current portion of valuation of derivative financial instruments	Ps	869	4,816
Non-current accounts receivable and other investments [1]		4,731	4,933
Investments available-for-sale [2]		632	246
Investments held for trading [3]		317	322

	Ps	6,549	10,317

1	Includes, among other items: a) advances to suppliers of fixed assets of approximately Ps54 in 2015 and Ps143 in 2014; and b) the non-current portion of a restricted investment used to pay coupons under the perpetual debentures (note 20D) of approximately Ps83 in 2015 and Ps200 in 2014. CEMEX recognized impairment losses of non-current accounts receivable in Egypt and Colombia of approximately Ps71 and Ps22 in 2015, respectively; the United Kingdom of approximately Ps16 in 2014, and the United States of approximately Ps14 in 2013.
2	This line item refers to an investment in CPOs of Axtel, S.A.B. de C.V. (“Axtel”). This investment is recognized as available for sale at fair value and changes in valuation are recorded in other comprehensive loss until its disposal.
3	This line item refers to investments in private funds. In 2015 and 2014, no contributions were made to such private funds.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

14) PROPERTY, MACHINERY AND EQUIPMENT, NET

As of December 31, 2015 and 2014, consolidated property, machinery and equipment, net and the changes in such line item during 2015, 2014 and 2013, were as follows:

	2015
	Land and mineral reserves [1]		Building [1]	Machinery and equipment [2]	Construction in progress [3]	Total
Cost at beginning of period	Ps	78,511	43,473	185,629	13,480	321,093
Accumulated depreciation and depletion		(9,836)	(16,970)	(91,359)	—	(118,165)

Net book value at beginning of period		68,675	26,503	94,270	13,480	202,928
Capital expenditures		1,429	1,198	8,827	—	11,454
Additions through capital leases		—	—	63	—	63
Capitalization of financial expense		—	—	—	73	73
Stripping costs		723	—	—	—	723

Total capital expenditures		2,152	1,198	8,890	73	12,313
Disposals[4]		(713)	(544)	(987)	(3)	(2,247)
Reclassifications [5]		(1,147)	(982)	(929)	(41)	(3,099)
Business combinations.		1,372	757	1,869	6	4,004
Depreciation and depletion for the period		(2,007)	(1,969)	(9,552)	—	(13,528)
Impairment losses		(338)	(114)	(693)	—	(1,145)
Foreign currency translation effects		5,575	1,504	7,530	298	14,907

Cost at end of period		85,763	47,205	210,175	13,813	356,956
Accumulated depreciation and depletion		(12,194)	(20,852)	(109,777)	—	(142,823)

Net book value at end of period	Ps	73,569	26,353	100,398	13,813	214,133

	2014
	Land and mineral reserves [1]		Building [1]	Machinery and equipment [2]	Construction in progress [3]	Total	2013
Cost at beginning of period	Ps	75,415	41,531	179,905	12,817	309,668	307,932
Accumulated depreciation and depletion		(8,675)	(14,657)	(80,619)	—	(103,951)	(94,857)

Net book value at beginning of period		66,740	26,874	99,286	12,817	205,717	213,075
Capital expenditures		675	566	7,625	—	8,866	7,769
Additions through capital leases		—	—	108	—	108	141
Stripping costs		512	—	—	—	512	499

Total capital expenditures		1,187	566	7,733	—	9,486	8,409
Disposals [4]		(548)	(367)	(1,294)	(252)	(2,461)	(2,960)
Reclassifications [5]		(1,116)	(257)	(5,416)	(39)	(6,828)	(665)
Depreciation and depletion for the period		(1,888)	(1,778)	(9,283)	—	(12,949)	(13,132)
Impairment losses		(271)	(202)	(116)	—	(589)	(1,358)
Foreign currency translation effects		4,571	1,667	3,360	954	10,552	2,348

Cost at end of period		78,511	43,473	185,629	13,480	321,093	309,668
Accumulated depreciation and depletion		(9,836)	(16,970)	(91,359)	—	(118,165)	(103,951)

Net book value at end of period	Ps	68,675	26,503	94,270	13,480	202,928	205,717

1	Includes corporate buildings and related land sold to financial institutions during 2012 and 2011, which were leased back, without incurring any change in the carrying amount of such assets or gain or loss on the transactions. The aggregate carrying amount of these assets as of December 31, 2015 and 2014 was approximately Ps1,865 and Ps1,953, respectively.
2	Includes assets, mainly mobile equipment, acquired through capital leases, which carrying amount as of December 31, 2015 and 2014 was approximately Ps63 and Ps108, respectively.
3	In July 2014, CEMEX began the construction of a new cement plant in the municipality of Maceo in the Antioquia department in Colombia with an annual production capacity of approximately 1.1 million tons. The first phase included the construction of a cement mill, which is in testing and is considered to start commercial operations in the short term. The next phase is expected to be completed by the second half of 2016. CEMEX estimates a total investment of approximately US$340, of which as of December 31, 2015, approximately US$185 has been incurred.
4	In 2015, includes the sales of non-strategic fixed assets in the United Kingdom, the United States and Spain for Ps584, Ps451 and Ps417, respectively. In 2014, includes the sales of non-strategic fixed assets in the United States, the United Kingdom and Ireland for Ps757, Ps539 and Ps537, respectively. In 2013, includes sales of non-strategic fixed assets in Mexico, the United States, and United Kingdom for Ps680, Ps702 and Ps920, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Property, machinery and equipment, net – continued

5	In 2015, refers to assets in Croatia reclassified to assets available for sale in the face of the balance sheet (note 4A) for Ps2,562, and in the United States reclassified to other assets held for sale (note 12) for Ps537. In 2014 refers primarily to the reclassification to other assets held for sale in connection with the sale of assets in the western region of Germany and the projected sale in Andorra, Spain (notes 12 and 15B) for Ps3,956 and Ps2,601, respectively. In 2013, as described in note 13A, CEMEX contributed fixed assets to its associate Concrete Supply Co., LLC for approximately Ps445.

CEMEX has significant balances of property, machinery and equipment. As of December 31, 2015 and 2014, the consolidated balances of property, machinery and equipment, net, represented approximately 39.5% and 39.4%, respectively, of CEMEX’s total consolidated assets. As a result of impairment tests conducted on several CGUs considering certain triggering events, mainly: a) the closing and/or reduction of operations of cement and ready-mix concrete plants resulting from adjusting the supply to current demand conditions; and b) the transferring of installed capacity to more efficient plants, for the years ended December 31, 2015, 2014 and 2013, CEMEX adjusted the related fixed assets to their estimated value in use in those circumstances in which the assets would continue in operation based on estimated cash flows during the remaining useful life, or to their realizable value, in case of permanent shut down, and recognized impairment losses (note 2J) during 2015, 2014 and 2013 in the following countries and for the following amounts:

	2015		2014	2013
Spain	Ps	392	125	917
United States		269	108	134
Puerto Rico		172	—	187
Latvia		126	—	2
Panama		118	—	—
Mexico		46	221	36
United Kingdom		19	59	—
Germany		—	19	59
Bangladesh		—	14	—
Other countries		3	43	—

	Ps	1,145	589	1,335

15) GOODWILL AND INTANGIBLE ASSETS

15A) BALANCES AND CHANGES DURING THE PERIOD

As of December 31, 2015 and 2014, consolidated goodwill, intangible assets and deferred charges were summarized as follows:

	2015				2014
			Accumulated	Carrying			Accumulated	Carrying
	Cost		amortization	amount	Cost		amortization	Amount
Intangible assets of indefinite useful life:
Goodwill	Ps	183,752	—	183,752	Ps	160,544	—	160,544
Intangible assets of definite useful life:
Extraction rights		34,927	(4,600)	30,327		30,677	(3,347)	27,330
Industrial property and trademarks		822	(200)	622		267	(145)	122
Customer relationships		6,166	(5,162)	1,004		5,405	(4,012)	1,393
Mining projects		992	(187)	805		1,746	(245)	1,501
Others intangible assets		10,900	(7,092)	3,808		8,563	(5,969)	2,594

	Ps	237,559	(17,241)	220,318	Ps	207,202	(13,718)	193,484

The amortization of intangible assets of definite useful life was approximately Ps1,848 in 2015, Ps1,508 in 2014 and Ps1,327 in 2013, and was recognized within operating costs and expenses.

Goodwill

Changes in consolidated goodwill in 2015, 2014 and 2013, were as follows:

	2015		2014	2013
Balance at beginning of period	Ps	160,544	144,457	142,444
Business combinations		64	—	—
Reclassification to assets held for sale		(404)	—	—
Disposals, net		(552)	—	—
Foreign currency translation effects		24,100	16,087	2,013

Balance at end of period	Ps	183,752	160,544	144,457

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Intangible assets of definite life

Changes in intangible assets of definite life in 2015, 2014 and 2013, were as follows:

	2015
			Industrial
	Extraction		property and	Customer	Mining
	rights		trademarks	relations	Projects	Others [1]	Total
Balance at beginning of period	Ps	27,330	122	1,393	1,501	2,594	32,940
Business combinations		458	—	156	—	2	616
Additions (disposals), net [1]		157	133	(1)	(577)	102	(186)
Reclassification to assets held for sale		1	—	—	—	—	1
Amortization		(813)	(132)	(601)	(32)	(270)	(1,848)
Impairment losses		(10)	—	—	—	—	(10)
Foreign currency translation effects		3,204	499	57	(87)	1,380	5,053

Balance at the end of period	Ps	30,327	622	1,004	805	3,808	36,566

	2014
			Industrial
	Extraction		property and	Customer	Mining
	rights		trademarks	relations	Projects	Others [1]	Total	2013
Balance at beginning of period	Ps	24,996	140	1,739	1,341	2,267	30,483	30,546
Additions (disposals), net [1]		118	605	—	(19)	(51)	653	534
Reclassification to assets held for sale		—	—	(5)	—	—	(5)	(48)
Amortization		(624)	(134)	(509)	(45)	(196)	(1,508)	(1,327)
Impairment losses		—	—	—	—	—	—	(163)
Foreign currency translation effects		2,840	(489)	168	224	574	3,317	941

Balance at the end of period	Ps	27,330	122	1,393	1,501	2,594	32,940	30,483

1	As of December 31, 2015 and 2014, “Others” includes the carrying amount of internal-use software of approximately Ps2,077 and Ps1,560, respectively. Capitalized direct costs incurred in the development stage of internal-use software, such as professional fees, direct labor and related travel expenses, amounted to approximately Ps615 in 2015, Ps702 in 2014 and Ps562 in 2013.

15B) MAIN ACQUISITIONS AND DIVESTITURES DURING THE REPORTED PERIODS

As mentioned in note 4A, during 2015, CEMEX sold its operations in Austria and Hungary, and committed to sell its operations in Croatia, the later transaction is expected to be concluded during the first half of 2016. As of December 31, 2015, the assets and liabilities of CEMEX’s operations in Croatia are presented in the face of the balance sheet in single line items as assets and liabilities held for sale, as correspond. Moreover, the operations in Austria and Hungary for the ten month period ended October 31, 2015, and in Croatia for the year ended December 31, 2015, as well as the operations in Austria, Hungary and Croatia for the years 2014 and 2013, have been presented in the statements of operations in a single line item as “Discontinued operations, net of tax”, including the results on sale of assets, and the reclassification to the statements of operations of currency translation effects from Austria and Hungary accrued in equity until disposal of the net assets.

On October 31, 2014, CEMEX entered into binding agreements with Holcim Ltd. (“Holcim”), a global producer of building materials based in Switzerland, currently LafargeHolcim after the merger of Holcim with Lafarge, S.A. during 2015. Pursuant to these agreements, CEMEX and Holcim agreed to conduct a series of related transactions, finally executed on January 5, 2015 after customary conditions precedent were concluded, with retrospective effects as of January 1, 2015, by means of which: a) in the Czech Republic, CEMEX acquired all of Holcim’s assets, including a cement plant, four aggregates quarries and 17 ready-mix plants for approximately €115 (US$139 or Ps2,049); b) in Germany, CEMEX sold to Holcim its assets in the western region of the country, consisting of one cement plant, two cement grinding mills, one slag granulator, 22 aggregates quarries and 79 ready-mix plants for approximately €171 (US$207 or Ps3,047), while CEMEX maintained its operations in the north, east and south of the country; and c) in Spain, CEMEX acquired from Holcim one cement plant in the southern part of the country with a production capacity of 850 thousand tons, and one cement mill in the central part of the country with grinding capacity of 900 thousand tons, among other related assets for approximately €88 (US$106 or Ps1,562), after working capital adjustments; and d) CEMEX agreed a final payment in cash, after combined debt and working capital adjustments agreed with Holcim, of approximately €33 (US$40 or Ps594). Holcim kept its other operations in Spain.

The aforementioned transactions were authorized by the European competition authority in the case of Germany and Spain, and by the Czech Republic authority in respect to the transaction in this country. As of December 31, 2014, the related CEMEX’s net assets in the western region of Germany were reclassified to other assets and liabilities held for sale at their expected selling price less certain costs for disposal (notes 12 and 17).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Main acquisitions and divestitures during the reported periods – continued

As of January 1, 2015, after concluding the purchase price allocation to the fair values of the assets acquired and liabilities assumed, no goodwill was determined in respect of the Czech Republic, while in Spain, the fair value of the net assets acquired for approximately €106 (US$129 or Ps1,894) exceeded the purchase price in approximately €19 (US$22 or Ps328), mainly as a result of market conditions in Spain and production overcapacity in the region. After performing the required reassessment of fair values, this gain was recognized during 2015 in the statements of operations. The purchase price allocation was as follows:

	Czech Republic		Spain	Total
Current assets	Ps	231	59	290
Property, machinery and equipment		1,419	2,004	3,423
Other non-current assets		270	—	270
Intangible assets		590	2	592

Fair value of assets acquired		2,510	2,065	4,575

Current liabilities		117	57	174
Non-current liabilities		344	114	458

Fair value of liabilities assumed		461	171	632

Fair value of net assets acquired	Ps	2,049	1,894	3,943

In Germany, the operations of the net assets sold by CEMEX to Holcim were consolidated by CEMEX line-by-line for the years ended December 31, 2014 and 2013. Considering that this transaction did not represent the disposal of entire reportable operating segment, such as in the case of Austria, Hungary and Croatia, for purposes of the presentation of discontinued operations. CEMEX measured the materiality of such net assets using a threshold of 5% of consolidated net sales, operating earnings before other expenses, net gain (loss) and total assets. Considering the results of the quantitative tests and its remaining ongoing operations in its operating segment in Germany, CEMEX concluded that the net assets sold in Germany did not reach the materiality thresholds to be classified as discontinued operations. The results of CEMEX’s quantitative tests for the years ended December 31, 2014 and 2013 were as follows:

Millions of U.S. dollars	2014		2013
Net sales
CEMEX consolidated	US$	15,709	15,227
German assets sold		498	474

		3.2%	3.1%

Operating earnings before other expenses, net
CEMEX consolidated	US$	1,659	1,518
German assets sold		17	8

		1.0%	0.5%

Consolidated net loss
CEMEX consolidated	US$	(425)	(748)
German assets sold		9	(1)

		N/A	0.1%

Total assets
CEMEX consolidated	US$	34,936	38,018
German assets sold		316	374

		0.9%	1.0%

For the years 2014 and 2013, selected combined statement of operations information of the assets sold in Germany was as follows:

	2014		2013
Net sales	Ps	6,655	6,091
Operating earnings before other expenses, net		227	98
Net income (loss)		122	(14)

As of December 31, 2014, the condensed combined balance sheet of the assets sold in Germany was as follows:

	2014
Current assets	Ps	713
Non-current assets		3,945

Total assets		4,658

Current liabilities		595
Non-current liabilities		1,016

Total liabilities		1,611

Total net assets	Ps	3,047

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Main acquisitions and divestitures during the reported periods – continued

During 2014, CEMEX sold significantly all the operating assets of Readymix plc (“Readymix”), CEMEX’s main operating subsidiary in the Republic of Ireland, and an indirect subsidiary of CEMEX España, for €19 (US$23 or Ps339), recognizing a loss on sale of approximately €14 (US$17 or Ps250).

15C) ANALYSIS OF GOODWILL IMPAIRMENT

As of December 31, 2015 and 2014, goodwill balances allocated by operating segment were as follows:

	2015		2014
United States	Ps	146,161	125,447
Mexico		7,015	6,648
Northern Europe
United Kingdom		5,330	4,905
France		3,860	3,717
Czech Republic		488	456
Mediterranean
Spain		10,659	9,577
United Arab Emirates		1,562	1,460
Egypt		232	231
SA&C
Colombia		5,236	5,225
Dominican Republic		215	208
Rest of SA&C 1		877	786
Asia
Philippines		1,660	1,478
Others
Other reporting segments [2]		457	406

	Ps	183,752	160,544

1	This caption refers to the operating segments in the Caribbean, Argentina, Costa Rica and Panama.
2	This caption is primarily associated with Neoris N.V., CEMEX’s subsidiary involved in the sale of information technology and services.

For purposes of goodwill impairment tests, all cash-generating units within a country are aggregated, as goodwill is allocated at that level. Considering materiality for disclosure purposes, certain balances of goodwill were presented for Rest of South America and the Caribbean, but this does not represent that goodwill was tested at a higher level than for operations in an individual country.

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

During the last quarter of 2015, 2014 and 2013, CEMEX performed its annual goodwill impairment test. Based on these analyses, CEMEX did not determine impairment losses of goodwill in any of the reported periods.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Analysis of goodwill impairment – continued

CEMEX’s pre-tax discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances were as follows:

	Discount rates			Growth rates
Groups of CGUs	2015	2014	2013	2015	2014	2013
United States	8.6%	8.7%	9.8%	2.5%	2.5%	2.5%
Spain	9.9%	10.1%	11.4%	1.9%	2.0%	2.3%
Mexico	9.6%	9.7%	10.9%	3.5%	3.8%	3.8%
Colombia	9.8%	9.7%	10.9%	4.0%	3.0%	4.2%
France	9.0%	9.2%	10.7%	1.6%	1.7%	1.7%
United Arab Emirates	10.2%	10.4%	12.2%	3.6%	3.4%	3.4%
United Kingdom	8.8%	9.0%	10.5%	2.3%	2.4%	2.1%
Egypt	12.5%	11.6%	13.0%	4.6%	4.0%	4.0%
Range of rates in other countries	9.0% - 13.8%	9.2% - 14.0%	11.0% - 12.3%	2.4% - 4.3%	2.1% - 4.9%	2.4% - 5.0%

As of December 31, 2015, the discount rates used by CEMEX in its cash flows projections remained almost flat in most cases as compared to the values determined in 2014. Among other factors, the funding cost observed in industry increased from 6.1% in 2014 to 6.9% in 2015, and the risk free rate increased from approximately 3.1% in 2014 to 3.2 % in 2015. Nonetheless, these increases were offset by reductions in 2015 in the country specific sovereign yields in the majority of the countries where CEMEX operates. As of December 31, 2014, the discount rates decreased mainly as a result of the reduction of the funding cost as compared to the prior year and the reduction in the risk free rate, significant assumptions in the determination of the discount rates. As of December 31, 2013, the discount rates changed slightly from the values determined in 2012, in each case mainly as a result of variations in the country specific sovereign yield as compared to the prior year. In respect to long-term growth rates, following general practice under IFRS, CEMEX uses country specific rates, which are mainly obtained from the Consensus Economics, a compilation of analysts’ forecast worldwide, or from the International Monetary Fund when the first are not available for a specific country.

In connection with the assumptions included in the table above, CEMEX made sensitivity analyses to changes in assumptions, affecting the value in use of all groups of CGUs with an independent reasonable possible increase of 1% in the pre-tax discount rate, and an independent possible decrease of 1% in the long-term growth rate. In addition, CEMEX performed cross-check analyses for reasonableness of its results using multiples of Operating EBITDA. In order to arrive at these multiples, which represent a reasonableness check of the discounted cash flow models, CEMEX determined a weighted average multiple of Operating EBITDA to enterprise value observed in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of CGUs to which goodwill has been allocated. CEMEX considered an industry weighted average Operating EBITDA multiple of 9.0 times in 2015, 9.5 times in 2014 and 10.3 times in 2013. CEMEX’s own Operating EBITDA multiple was 8.7 times in 2015, 10.9 times in 2014 and 11.6 times in 2013. The lowest multiple observed in CEMEX’s benchmark was 5.8 times in 2015, 6.0 times in 2014 and 7.2 times in 2013, and the highest being 18.0 times in 2015, 16.4 times in 2014 and 20.9 times in 2013.

As of December 31, 2015, 2014 and 2013, none of CEMEX’s sensitivity analyses resulted in a relative impairment risk in CEMEX’s operating segments. CEMEX continually monitors the evolution of the specific CGUs to which goodwill has been allocated that have presented relative goodwill impairment risk in any of the reported periods and, in the event that the relevant economic variables and the related cash flows projections would be negatively affected, it may result in a goodwill impairment loss in the future.

CEMEX maintains a market capitalization significantly lower than its levels prior to the 2008 global crisis, which CEMEX believes is due to several factors, among others: a) the slower recovery of the construction industry in the United States, one of CEMEX’s main markets, which suffered one of the most deepest recessions since the Great Depression, which also significantly affected CEMEX’s operations in key countries and regions such as Mexico, Northern Europe and Mediterranean, and consequently CEMEX’s overall generation of cash flows; b) CEMEX’s significant amount of consolidated debt, which generates uncertainty in the markets regarding CEMEX’s ability to meet its financial obligations; and c) the generalized capital outflows from Emerging Markets securities, such as Mexico and Colombia, , mainly due to high volatility generated by risk-aversion in the global financial markets, to safer assets in developed countries such as the United States. In dollar terms, CEMEX’s market capitalization as of December 31, 2015 was approximately US$7.4 billion (Ps126.8 billion), reflecting a decrease of approximately 41% in 2015 as compared to 2014 mainly as a result of the continuing significant depreciation of the Emerging Markets currencies against the dollar in 2015, which intensified in the second half of the year, driven by the material reduction in the international oil prices, uncertainty generated by the pace and timing of actions to increase interest rates in the United States, China growth concerns, lower global growth expectations and the uncertainty of CEMEX’s income in US Dollar terms from its operations in Emerging Markets such as Mexico and Colombia, countries with important dependence of oil revenues in its government budgets , which may result in the cancellation or delay of government infrastructure projects. CEMEX market capitalization decreased approximately 6% in 2014 compared to 2013 to approximately US$12.7 billion (Ps186.8 billion), also due to a significant depreciation of the peso against the dollar during the last quarter of 2014, then as part of a general appreciation of the dollar against all major currencies in the world during such period.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Analysis of goodwill impairment – continued

As of December 31, 2015 and 2014, goodwill allocated to the United States accounted for approximately 80% and 78%, respectively, of CEMEX’s total amount of consolidated goodwill. In connection with CEMEX’s determination of value in use relative to its groups of CGUs in the United States in the reported periods, CEMEX has considered several factors, such as the historical performance of such operating segment, including operating losses in recent years, the long-term nature of CEMEX’s investment, the signs of recovery in the construction industry over the last three years, the significant economic barriers for new potential competitors considering the high investment required, and the lack of susceptibility of the industry to technology improvements or alternate construction products, among other factors. CEMEX has also considered recent developments in its operations in the United States, such as the increases in ready-mix concrete volumes of approximately 13% in 2015, 2% in 2014 and 8% in 2013, and the increases in ready-mix concrete prices of approximately 5% in 2015, 8% in 2014 and 6% in 2013, which are key drivers for cement consumption and CEMEX’s profitability, and which trends are expected to continue over the next few years, as anticipated in CEMEX’s cash flow projections.

16) FINANCIAL INSTRUMENTS

16A) SHORT-TERM AND LONG-TERM DEBT

As of December 31, 2015 and 2014, CEMEX´s consolidated debt summarized by interest rates and currencies, was as follow:

	2015					2014
	Short-term		Long-term	Total		Short-term		Long-term	Total
Floating rate debt	Ps	176	62,319	62,495		Ps	11,042	54,529	65,571
Fixed rate debt		42	166,806	166,848			3,465	136,798	140,263

	Ps	218	229,125	229,343		Ps	14,507	191,327	205,834

Effective rate [1]
Floating rate		5.5%	4.0%				5.2%	4.4%
Fixed rate		1.5%	7.0%				8.8%	7.3%

	2015					2014
Currency	Short-term		Long-term	Total	Effective rate [1]	Short-term		Long-term	Total	Effective rate [1]
Dollars	Ps	87	187,427	187,514	6.5%	Ps	14,439	165,999	180,438	6.6%
Euros		38	40,954	40,992	4.8%		23	23,783	23,806	5.5%
Pesos		—	627	627	4.4%		—	1,495	1,495	6.5%
Other currencies		93	117	210	6.3%		45	50	95	4.8%

	Ps	218	229,125	229,343		Ps	14,507	191,327	205,834

1	In 2015 and 2014, represents the weighted average interest rate of the related debt agreements.

As of December 31, 2015 and 2014, CEMEX´s consolidated debt summarized by type of instrument, was as follow:

2015	Short- term		Long- term	2014	Short- term		Long- term
Bank loans				Bank loans
Loans in foreign countries, 2016 to 2022	Ps	78	996	Loans in foreign countries, 2015 to 2018	Ps	7	223
Syndicated loans, 2016 to 2020		31	52,825	Syndicated loans, 2015 to 2019		—	47,018

		109	53,821			7	47,241

Notes payable				Notes payable
Notes payable in Mexico, 2016 to 2017		—	627	Notes payable in Mexico, 2015 to 2017		—	614
Medium-term notes, 2016 to 2025		—	171,988	Medium-term notes, 2015 to 2025		—	155,470
Other notes payable, 2016 to 2025		23	2,775	Other notes payable, 2015 to 2025		94	2,408

		23	175,390			94	158,492

Total bank loans and notes payable		132	229,211	Total bank loans and notes payable		101	205,733
Current maturities		86	(86)	Current maturities		14,406	(14,406)

	Ps	218	229,125		Ps	14,507	191,327

As of December 31, 2015 and 2014, discounts, fees and other direct costs incurred in the issuance of CEMEX’s outstanding notes payable for approximately US$108 and US$155, respectively, adjust the balance of payable instruments, and are amortized to financing expense over the maturity of the related debt instruments.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Consolidated debt – continued

Changes in consolidated debt for the years ended December 31, 2015, 2014 and 2013 were as follows:

	2015		2014	2013
Debt at beginning of year	Ps	205,834	190,980	178,135
Proceeds from new debt instruments		52,764	72,534	40,661
Debt repayments		(64,237)	(79,248)	(31,913)
Foreign currency translation and inflation effects		34,982	21,568	4,097

Debt at end of year	Ps	229,343	205,834	190,980

As of December 31, 2015 and 2014, as presented in the table above of debt by type of instrument, approximately 24% and 23%, respectively, of CEMEX’s total indebtedness, was represented by bank loans, of which, in 2014, the most significant portion corresponded to those balances under CEMEX’s financing agreement entered into on September 29, 2014 as amended on July 23, 2015 (the “Credit Agreement”) of approximately US$1,286 (Ps18,957) and the financing agreement entered into on September 17, 2012, as amended several times including on October 31, 2014 (the “Facilities Agreement”) of approximately US$1,904 (Ps28,061), both agreements described elsewhere in this note, and in 2015, approximately US$3,062 (Ps52,763) corresponded to debt under CEMEX’s Credit Agreement, which was increased in August 2015 with new funds from 21 financial institutions in order to fully repay the total amount outstanding under the Facilities Agreement. Additionally on September 21, 2015 the principal amount of the Credit Agreement was further increased by three financial institutions in an amount to approximately US$30 (Ps517)

In addition, as of December 31, 2015 and 2014, as presented in the table above of debt by type of instrument, approximately 76% and 77%, respectively, of CEMEX’s total indebtedness, was represented by notes payable, of which, the most significant portion was long-term in both periods. As of December 31, 2015 and 2014, CEMEX’s long-term notes payable are detailed as follows:

Description	Date of issuance	Issuer [1,2]	Currency	Principal amount	Rate [1]	Maturity date	Repurchased amount US$	Outstanding amount [3] US$	2015	2014
July 2025 Notes	02/Apr/03	CEMEX Materials, LLC	Dollar	150	7.70%	21/Jul/25	—	150	Ps2,720	2,344
July 2025 Notes	08/Jul/15	CEMEX Colombia S.A.	COP	10,000	8.30%	08/Jul/25	—	3	55	—
March 2025 Notes [4]	03/Mar/15	CEMEX, S.A.B. de C.V.	Dollar	750	6.125%	05/May/25	—	750	12,866	—
January 2025 Notes [5,6]	11/Sep/14	CEMEX, S.A.B. de C.V.	Dollar	1,100	5.70%	11/Jan/25	(29)	1,071	18,382	16,142
April 2024 Notes	01/Apr/14	CEMEX Finance LLC	Dollar	1,000	6.00%	01/Apr/24	—	1,000	16,483	14,203
March 2023 Notes [4]	03/Mar/15	CEMEX, S.A.B. de C.V.	Euro	550	4.375%	05/Mar/23	—	598	10,251	—
October 2022 Notes	12/Oct/12	CEMEX Finance LLC	Dollar	1,500	9.375%	12/Oct/22	(25)	1,475	24,634	21,942
January 2022 Notes [5]	11/Sep/14	CEMEX, S.A.B. de C.V.	Euro	400	4.75%	11/Jan/22	—	435	7,462	7,106
January 2021 Notes	02/Oct/13	CEMEX, S.A.B. de C.V.	Dollar	1,000	7.25%	15/Jan/21	—	1,000	17,009	14,512
April 2021 Notes	01/Apr/14	CEMEX Finance LLC	Euro	400	5.25%	01/Apr/21	—	435	7,448	7,096
May 2020 Notes [4,6,7]	12/May/10	CEMEX España, S.A.	Dollar	1,193	9.25%	12/May/20	(1,193)	—	—	3,124
December 2019 Notes	12/Aug/13	CEMEX, S.A.B. de C.V.	Dollar	1,000	6.50%	10/Dec/19	(11)	989	16,764	14,461
April 2019 USD Notes	28/Mar/12	CEMEX España, S.A.	Dollar	704	9.875%	30/Apr/19	(83)	621	10,702	10,375
April 2019 Euro Notes	28/Mar/12	CEMEX España, S.A.	Euro	179	9.875%	30/Apr/19	—	194	3,355	3,197
March 2019 Notes	25/Mar/13	CEMEX, S.A.B. de C.V.	Dollar	600	5.875%	25/Mar/19	—	600	10,302	8,798
October 2018 Variable Notes	02/Oct/13	CEMEX, S.A.B. de C.V.	Dollar	500	L+475bps	15/Oct/18	—	500	8,564	7,348
June 2018 Notes	17/Sep/12	CEMEX, S.A.B. de C.V.	Dollar	500	9.50%	15/Jun/18	(52)	448	7,702	7,335
January 2018 Notes [4,5,6,7]	11/Jan/11	CEMEX, S.A.B. de C.V.	Dollar	1,650	9.00%	11/Jan/18	(1,650)	—	—	8,317
November 2017 Notes	30/Nov/07	CEMEX, S.A.B. de C.V.	Peso	627	4.40%	17/Nov/17	—	36	627	614
September 2015 Variable Notes [4]	05/Apr/11	CEMEX, S.A.B. de C.V.	Dollar	800	L+500bps	30/Sep/15	(800)	—	—	10,968
Other notes payable									64	610

									Ps 175,390	158,492

1	In all applicable cases the issuer refers to CEMEX España, S.A. acting through its Luxembourg Branch. The letter “L” included above refers to LIBOR, which represents the London Inter-Bank Offered Rate, variable rate used in international markets for debt denominated in U.S. dollars. As of December 31, 2015 and 2014, 3-Month LIBOR rate was 0.6127% and 0.2556%, respectively. The contraction “bps” means basis points. One hundred basis points equal 1%.
2	Unless otherwise indicated, all issuances are fully and unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., CEMEX Concretos S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., CEMEX Asia, B.V., CEMEX Corp., CEMEX Egyptian Investments, B.V., CEMEX Egyptian Investments II B.V., CEMEX Finance LLC, B.V., CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG, CEMEX Shipping B.V. and CEMEX UK.
3	Presented net of all outstanding notes held by CEMEX’s subsidiaries.
4	On March 30, 2015, in relation with the issuance of the March 2023 Notes and the March 2025 Notes, CEMEX completed the purchase for US$344 of the remaining principal amount of the January 2018 Notes. On May 15, 2015, CEMEX completed the purchase for US$213 of the remaining principal amount of the May 2020 Notes and on June 30, 2015, the purchase of the remaining principal amount for US$746 of the September 2015 Variable Notes.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Consolidated debt – continued

5	On January 11, 2015, in relation with the issuance of the January 2025 Notes and the January 2022 Notes, CEMEX completed the purchase of US$217 principal amount of the January 2018 Notes.
6	On October 1, 2014, expired a cash tender offer to purchase up to US$1,175 aggregate principal amount of the January 2018 Notes and of the May 2020 Notes. Pursuant to this tender offer and using a portion of the proceeds from the issuance of the January 2025 Notes, CEMEX completed the purchase of approximately US$593 aggregate principal amount of the January 2018 Notes and approximately US$365 aggregate principal amount of the May 2020 Notes.
7	On April 9, 2014, through a cash tender offer using a portion of the proceeds from the issuance of the April 2024 Notes, CEMEX completed the purchase of US$483 aggregate principal amount of the January 2018 Notes and US$597 aggregate principal amount of the May 2020 Notes.

During 2015, 2014 and 2013, as a result of the debt transactions incurred by CEMEX mentioned above, including exchange offers and tender offers to replace and/or repurchase existing debt instruments, CEMEX paid combined premiums, fees and issuance costs for approximately US$61 (Ps1,047), US$232 (Ps3,107) and US$155 (Ps1,988), respectively, of which approximately US$35 (Ps604) in 2015, US$167 (Ps2,236) in 2014 and US$110 (Ps1,410) in 2013, associated with the extinguished portion of the exchanged or repurchased notes, were recognized in the statement of operations in each year within “Financial expense”. In addition, approximately US$26 (Ps443) in 2015, US$65 (Ps871) in 2014 and US$45 (Ps578) in 2013, corresponding to issuance costs of new debt and/or the portion of the combined premiums, fees and issuance costs treated as a refinancing of the old instruments by considering that: a) the relevant economic terms of the old and new notes were not substantially different; and b) the final holders of the new notes were the same of such portion of the old notes; adjusted the carrying amount of the new debt instruments, and are amortized over the remaining term of each instrument. Moreover, proportional fees and issuance costs related to the extinguished debt instruments for approximately US$31 (Ps541) in 2015, US$87 (Ps1,161) in 2014 and US$34 (Ps436) in 2013 that were pending for amortization were recognized in the statement of operations of each year as part of “Financial expense.”

The maturities of consolidated long-term debt as of December 31, 2015, were as follows:

	2015
2017	Ps	7,217
2018		31,257
2019		55,897
2020		16,601
2021 and thereafter		118,153

	Ps	229,125

As of December 31, 2015, CEMEX had the following lines of credit, the majority of which are subject to the banks’ availability, at annual interest rates ranging between 2.70% and 7.25%, depending on the negotiated currency:

	Lines of credit		Available
Other lines of credit in foreign subsidiaries	Ps	6,454	4,762
Other lines of credit from banks		3,678	3,678

	Ps	10,132	8,440

Credit Agreement, Facilities Agreement and Financing Agreement

On September 29, 2014, CEMEX entered into the Credit Agreement for US$1,350, with nine of the main participating banks under its Facilities Agreement. The proceeds from the Credit Agreement were used to repay US$1,350 of debt under the Facilities Agreement. Following such repayment, and along with the repayment on September 12, 2014 of US$350 of debt under the Facilities Agreement using the proceeds from the January 2025 Notes, CEMEX reduced the total outstanding amount under the Facilities Agreement to approximately US$2,475. Moreover, on November 3, 2014, CEMEX received US$515 of additional commitments from banks that agreed to join the Credit Agreement, increasing the total principal amount to US$1,865. The incremental amount was applied to partially prepay the Facilities Agreement and other debt. As a result, as of December 31, 2014, the remaining outstanding amount under the Facilities Agreement was reduced to approximately US$2,050, scheduled to mature in 2017. On July 30, 2015, CEMEX repaid in full the total amount outstanding of approximately US$1,937 (Ps33,375) under the Facilities Agreement with new funds from 21 financial institutions, which joined the Credit Agreement under new tranches, allowing CEMEX to increase the average life of its syndicated bank debt to approximately 4 years as of such date. On September 21, 2015 three additional financial institutions provided additional commitments for approximately US$30.

As a result, total commitments under the Credit Agreement include approximately €621 (US$675 or Ps11,624) and approximately US$3,149 (Ps54,257), out of which about US$735 (Ps12,664) are in a revolving credit facility. The Credit Agreement now has an amortization profile, considering all commitments, of approximately 10% in 2017; 25% in 2018; 25% in 2019; and 40% in 2020. The new tranches share the same guarantors and collateral package as the original tranches under the Credit Agreement. As a result of this refinancing, CEMEX has no significant debt maturities in 2016 and 2017 other than the approximately US$352 (Ps6,065) of Convertible Subordinated Notes due March 2016 (note 16B) and approximately US$373 (Ps6,427) corresponding to the first amortization under the Credit Agreement in September 2017.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Credit Agreement, Facilities Agreement and Financing Agreement – continued

On August 14, 2009, CEMEX entered into a financing with its major creditors, as amended from time to time during 2009, 2010, 2011 and 2012 (the “Financing Agreement”), by means of which CEMEX extended the maturities of US$14,961 of syndicated loans, private placement notes and other obligations. After the application of the proceeds from several refinancing transactions, the application of the net proceeds obtained from the sale of assets, and an equity offering of the Parent Company in 2009, on September 17, 2012, CEMEX entered into the Facilities Agreement pursuant to an invitation to the creditors under the Financing Agreement to exchange their existing loans and private placement notes under the Financing Agreement for new loans and new private placement notes of approximately US$6,155 maturing in February 2017 , US$500 of the June 2018 Notes and approximately US$525 aggregate principal amount of loans and private placement notes remained outstanding after the Exchange Offer under the existing Financing Agreement, as amended. Subsequently, after the application of proceeds resulting from the October 2022 Notes, the aggregate principal amount of loans and U.S. dollar private placement notes under the amended Financing Agreement was US$55 (Ps707), with a final maturity on February 14, 2014. This amount was repaid in full in March 2013 with proceeds from the issuance of the March 2019 Notes.

All tranches under the Credit Agreement have substantially the same terms, including an applicable margin over LIBOR of between 250 to 400 basis points, depending on the leverage ratio (as defined below) of CEMEX, as follows:

Consolidated leverage ratio	Applicable margin
> 5.50x	400 bps
< 5.50x > 5.00	350 bps
< 5.00x > 4.50	325 bps
< 4.50x > 4.00	300 bps
< 4.00x > 3.50	275 bps
< 3.50x	250 bps

As of December 31, 2015, under the Credit Agreement, CEMEX must observe the following thresholds: (a) the aggregate amount allowed for capital expenditures cannot exceed US$1,000 per year excluding certain capital expenditures, and, joint venture investments and acquisitions by CEMEX Latam Holdings, S.A. and its subsidiaries, which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of US$500 (or its equivalent); and (b) the amounts allowed for permitted acquisitions and investments in joint ventures cannot exceed US$400 per year. Nonetheless, such limitations do not apply if capital expenditures or acquisitions are funded with equity, equity-like issuances or asset disposals proceeds. Under the Credit Agreement there are no restrictions on asset swaps or mandatory prepayments of debt with excess cash held above certain amounts. On October 31, 2014, CEMEX obtained the required consents to amend certain provisions of the Facilities Agreement to substantially conform such agreement to the Credit Agreement.

The debt under the Credit Agreement and previously under the Facilities Agreement is guaranteed by CEMEX México, S.A. de C.V., CEMEX Concretos S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., CEMEX Asia, B.V., CEMEX Corp., CEMEX Egyptian Investments, B.V., CEMEX Egyptian Investments II, B.V., CEMEX Finance LLC, CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG, CEMEX Shipping B.V. and CEMEX UK. In addition, the debt under such agreements (together with all other senior capital markets debt issued or guaranteed by CEMEX, and certain other precedent facilities) is also secured by a first-priority security interest in: (a) substantially all the shares of CEMEX México, S.A. de C.V., CEMEX Operaciones México, S.A. de C.V, New Sunward Holding B.V., CEMEX Trademarks Holding Ltd. and CEMEX España, S.A. (the “Collateral”); and (b) all proceeds of such Collateral.

In addition to the restrictions mentioned above, and subject in each case to the permitted negotiated amounts and other exceptions, CEMEX is also subject to a number of negative covenants that, among other things, restrict or limit its ability to: (i) create liens; (ii) incur additional debt; (iii) change CEMEX’s business or the business of any obligor or material subsidiary (in each case, as defined in the Credit Agreement and the Facilities Agreement); (iv) enter into mergers; (v) enter into agreements that restrict its subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) enter into certain derivatives transactions; and (xii) exercise any call option in relation to any perpetual bonds CEMEX issues unless the exercise of the call options does not have a materially negative impact on its cash flow. The Credit Agreement contains a number of affirmative covenants that, among other things, require CEMEX to provide periodic financial information to its lenders. However, a number of those covenants and restrictions will automatically cease to apply or become less restrictive if CEMEX so elects when (i) CEMEX’s Leverage Ratio (as defined hereinafter) for the two most recently completed quarterly testing periods is less than or equal to 4.0 times; and (ii) no default under the Credit Agreement is continuing. At that point the Leverage Ratio must not exceed 4.25 times. Restrictions that will cease to apply when CEMEX satisfies such conditions include the capital expenditure limitations mentioned above and several negative covenants, including limitations on CEMEX’s ability to declare or pay cash dividends and distributions to shareholders, limitations on CEMEX’s ability to repay existing financial indebtedness, certain asset sale restrictions, certain mandatory prepayment provisions, and restrictions on exercising call options in relation to any perpetual bonds CEMEX issues. At such time, several baskets and caps relating to negative covenants will also increase, including permitted financial indebtedness, permitted guarantees and limitations on liens. However, CEMEX cannot assure that it will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the Credit Agreement.

In addition, the Credit Agreement, and previously the Facilities Agreement, contains events of default, some of which may be outside of CEMEX’s control. As of December 31, 2015, CEMEX is not aware of any event of default. CEMEX cannot assure that it will be able to comply with the restrictive covenants and limitations contained in the Credit Agreement. CEMEX’s failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect CEMEX’s business and financial condition.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Financial Covenants

The Credit Agreement and previously the Facilities Agreement requires CEMEX the compliance with financial ratios, which mainly include: a) the consolidated ratio of debt to Operating EBITDA (the “Leverage Ratio”); and b) the consolidated ratio of Operating EBITDA to interest expense (the “Coverage Ratio”). These financial ratios are calculated according to the formulas established in the debt contracts using the consolidated amounts under IFRS.

CEMEX must comply with a Coverage Ratio and a Leverage Ratio for each period of four consecutive fiscal quarters as follows:

Period	Coverage Ratio	Period	Leverage Ratio
For the period ending on December 31, 2012 up to and including the period ending on September 30, 2014	> = 1.50	For the period ending on December 31, 2012 up to and including the period ending on December 31, 2013	< = 7.00
		For the period ending on September 30, 2014	< = 6.75
For the period ending on December 31, 2014 up to and including the period ending on September 30, 2015	> = 1.75	For the period ending on December 31, 2014 up to and including the period ending on March 31, 2015	< = 6.50
		For the period ending on June 30, 2015 up to and including the period ending on March 31, 2016	< = 6.00
For the period ending on December 31, 2015 up to and including the period ending on March 31, 2016	> = 1.85	For the period ending on June 30, 2016 up to and including the period ending on September 30, 2016	< = 5.75
		For the period ending on December 31, 2016 up to and including the period ending on March 31, 2017	< = 5.50
For the period ending on June 30, 2016 up to and including the period ending on September 30, 2016	> = 2.00	For the period ending on June 30, 2017 up to and including the period ending on September 30, 2017	< = 5.25
		For the period ending on December 31, 2017 up to and including the period ending on March 31, 2018	< = 5.00
For the period ending on December 31, 2016 and each subsequent reference period	> = 2.25	For the period ending on June 30, 2018 up to and including the period ending on September 30, 2018	< = 4.50
		For the period ending on December 31, 2018 up to and including the period ending on March 31, 2019	< = 4.25
		For the period ending on June 30, 2019 and each subsequent reference period	< = 4.00

CEMEX’s ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets. For the compliance periods ended as of December 31, 2015, 2014 and 2013, taking into account the Credit Agreement, the Facilities Agreement and the Financing Agreement, as applicable, CEMEX was in compliance with the financial covenants imposed by its debt contracts. The main consolidated financial ratios as of December 31, 2015, 2014 and 2013 were as follows:

		Consolidated financial ratios
		2015	2014	2013
Leverage ratio [1,2]	Limit	=< 6.00	=< 6.50	=< 7.00
	Calculation	5.21	5.19	5.49

Coverage ratio [3]	Limit	=> 1.85	=> 1.75	> 1.50
	Calculation	2.61	2.34	2.11

1	The leverage ratio is calculated in pesos by dividing “Funded debt” by pro forma Operating EBITDA for the last twelve months as of the calculation date. Funded debt equals debt, as reported in the balance sheet excluding finance leases, components of liability of convertible subordinated notes, plus perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments
2	Pro forma Operating EBITDA represents, all calculated in pesos, Operating EBITDA for the last twelve months as of the calculation date, plus the portion of Operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, minus Operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated.
3	The coverage ratio is calculated in pesos using the amounts from the financial statements, by dividing the pro forma operating EBITDA by the financial expense for the last twelve months as of the calculation date. Financial expense includes interest accrued on the perpetual debentures.

CEMEX will classify all of its outstanding debt as current debt in its balance sheet if: 1) as of any measurement date CEMEX fails to comply with the aforementioned financial ratios; or 2) the cross default clause that is part of the Credit Agreement is triggered by the provisions contained therein; 3) as of any date prior to a subsequent measurement date CEMEX expects not to be in compliance with such financial ratios in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) a signed refinancing agreement to refinance the relevant debt on a long-term basis. Moreover, concurrent with the aforementioned classification of debt in the short-term, the noncompliance of CEMEX with the financial ratios agreed upon pursuant to the Credit Agreement or, in such event, the absence of a waiver of compliance or a negotiation thereof, after certain procedures upon CEMEX’s lenders’ request, they would call for the acceleration of payments due under the Credit Agreement. That scenario will have a material adverse effect on CEMEX’s liquidity, capital resources and financial position.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

16B) OTHER FINANCIAL OBLIGATIONS

As of December 31, 2015 and 2014, other financial obligations in the consolidated balance sheet are detailed as follows:

	2015				2014
	Short-term		Long-term	Total	Short-term		Long-term	Total
I. Convertible subordinated notes due 2020	Ps	—	8,569	8,569	Ps	—	—	—
II. Convertible subordinated notes due 2018		—	10,826	10,826		—	8,891	8,891
II. Convertible subordinated notes due 2016		6,007	—	6,007		—	13,642	13,642
III. Convertible subordinated notes due 2015		—	—	—		2,983	—	2,983
IV. Mandatory convertible securities 2019		239	961	1,200		206	1,194	1,400
V. Liabilities secured with accounts receivable		9,071	1,430	10,501		8,063	1,700	9,763
VI. Capital leases		270	1,482	1,752		260	1,656	1,916

	Ps	15,587	23,268	38,855	Ps	11,512	27,083	38,595

Financial instruments convertible into CEMEX’s shares contain components of liability and equity, which are recognized differently depending upon the currency in which the instrument is denominated and the functional currency of the issuer (note 2F).

I. Optional convertible subordinated notes due 2020

During 2015, the Parent Company issued US$521 (Ps8,977) aggregate principal amount of 3.72% convertible subordinated notes due in March 2020 (the “2020 Convertible Notes”). The 2020 Convertible Notes were issued: a) US$200 as a result of the exercise in March 13, 2015 of US$200 notional amount of Contingent Convertible Units (“CCUs”) (described below), and b) US$321 as a result of the exchange with certain institutional investors in May 21, 2015, which together with early conversions, resulted in a total of approximately US$626 aggregate principal amount of 3.25% convertible subordinated notes due in 2016 (the “2016 Convertible Notes”) held by such investors and the issuance and delivery by CEMEX of an estimated 42 million ADSs, which included a number of additional ADSs issued to the holders as non-cash inducement premiums. The 2020 Convertible Notes, which are subordinated to all of CEMEX’s liabilities and commitments, are convertible into a fixed number of CEMEX’s ADSs at any time at the holder’s election and are subject to antidilution adjustments. The difference at the exchange date between the fair value of the 2016 Convertible Notes and the 42 million ADSs against the fair value of the 2020 Convertible Notes, represented a loss of approximately Ps365 recognized in 2015 as part of other financial (expense) income, net. As of December 31, 2015, the conversion price per ADS was approximately 11.90 dollars. The aggregate fair value of the conversion option as of the issuance dates which amounted to approximately Ps199 was recognized in other equity reserves. After antidilution adjustments, the conversion rate as of December 31, 2015 was 84.0044 ADS per each 1 thousand dollars principal amount of such notes.

II. Optional convertible subordinated notes due in 2016 and 2018

On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of US$978 (Ps11,632) aggregate principal amount of the 2016 Convertible Notes and US$690 (Ps8,211) principal amount of 3.75% convertible subordinated notes due in 2018 (the “2018 Convertible Notes”). The notes are subordinated to all of CEMEX’s liabilities and commitments. The notes are convertible into a fixed number of CEMEX’s ADSs, and are subject to antidilution adjustments. As of December 31, 2015 and 2014, the conversion price per ADS was approximately 9.27 dollars and 9.65 dollars, respectively. After antidilution adjustments, the conversion rate as of December 31, 2015 and 2014 was 107.8211 ADS and 103.6741 ADS, respectively, per each 1 thousand dollars principal amount of such notes. Concurrent with the offering, a portion of the net proceeds from this transaction were used to fund the purchase of capped call options, which are generally expected to reduce the potential dilution cost to CEMEX upon the potential conversion of such notes (note 16D). After the exchange of notes described in the paragraph above, as of December 31, 2015, US$352 of the 2016 Convertible Notes due in March 2016 remain outstanding.

III. Optional convertible subordinated notes due in 2015

On March 30, 2010, CEMEX, S.A.B. de C.V. issued US$715 (Ps8,837) aggregate principal amount of 4.875% Optional Convertible Subordinated Notes due 2015 (the “2015 Convertible Notes”), which were subordinated to all of CEMEX’s liabilities and commitments, and were convertible into a fixed number of CEMEX’s ADSs, at the holder’s election considering antidilution adjustments. As described above, in March 2015 CEMEX repaid at maturity the remaining balance of these notes. As of December 31, 2014, the conversion price per ADS was approximately 11.18 dollars. After antidilution adjustments, the conversion rate as of December 31, 2014 was 89.4729 ADS, per each 1 thousand dollars principal amount of such notes. Concurrent with the offering, a portion of the proceeds were used to enter into a capped call transaction that was expected to generally reduce the potential dilution cost to CEMEX upon the potential conversion of the notes (note 16D).

On several dates during 2014, CEMEX agreed with certain institutional holders the early conversion of approximately US$511 in aggregate principal amount of the 2015 Convertible Notes in exchange for approximately 50.4 million ADSs, which included the number of additional ADSs issued to the holders as non-cash inducement premiums. As a result of the early conversion agreements the liability component of the converted notes of approximately Ps6,483, was reclassified from other financial obligations to other equity reserves. In addition, considering the issuance of shares, CEMEX increased common stock for Ps4 and additional paid-in capital for Ps8,037 against other equity reserves, and recognized expense for the inducement premiums of approximately Ps957, representing the fair value of the ADSs at the issuance dates, in the statement of operations in 2014 within “Other financial (expense) income, net.” As of December 31, 2014, the outstanding principal amount of the 2015 Convertible notes was of approximately US$204.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Other financial obligations – continued

On October 3, 2014, pursuant to a private offer, CEMEX, S.A.B. de C.V issued US$200 (Ps2,948) “CCUs” in connection with the 2015 Convertible Notes, by means of which, in exchange for monthly payments by CEMEX to the holders of the CCUs at the annual rate of 3.0% on the notional amount, CEMEX secured the refinancing for any of the 2015 Convertible Notes that would mature without conversion up to US$200 of the principal amount. Based on the contract of the CCUs, the holders invested the US$200 in treasury bonds of the United States, and irrevocably agreed that such investment would be applied, if necessary, in March 2015, to subscribe new convertible notes of the Parent Company for up to US$200. As previously mentioned, in March 13, 2015, CEMEX exercised the CCUs and issued US$200 aggregate principal amount of the 2020 Convertible Notes to the holders of such CCUs. CEMEX used the proceeds from the exercise of CCUs and the corresponding issuance of US$200 of the 2020 Convertible Notes to partially repay at their maturity in March 15, 2015, US$204 of the remaining aggregate principal amount of the 2015 Convertible Notes described above.

IV. Mandatorily convertible securities due in 2019

In December 2009, CEMEX, S.A.B. de C.V. completed an exchange offer of debt into mandatorily convertible securities in pesos for approximately US$315 (Ps4,126) with maturity in 2019 and annual rate of 10% (the “2019 Mandatorily Convertible Securities”). Reflecting antidilution adjustments, the notes will be converted at maturity or earlier if the price of the CPO reaches approximately Ps29.50 into approximately 210 million CPOs at a conversion price of approximately Ps19.66 per CPO. During their tenure, holders have an option to voluntarily convert their securities, on any interest payment date into CPOs. Considering the currency in which the notes are denominated and the functional currency of the Parent Company’s financing division (note 2D) the conversion option embedded in these securities is treated as a stand-alone derivative liability at fair value through the statement of operations, recognizing an initial effect of Ps365. Changes in fair value of the conversion option generated gains for approximately US$18 (Ps310) in 2015, gains of approximately US$11(Ps159) in 2014 and losses of approximately US$10 (Ps135) in 2013.

V. Liabilities secured with accounts receivable

As mentioned in note 9, as of December 31, 2015 and 2014, CEMEX maintained securitization programs for the sale of trade accounts receivable established in Mexico, the United States, France and the United Kingdom, by means of which, CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, considering that CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable, the funded amounts of the trade receivables sold are recognized in “Other financial obligations”, and the receivables sold are maintained in the balance sheet.

VI. Capital leases

CEMEX has several operating and administrative assets, including buildings and mobile equipment, under capital lease contracts. Future payments associated with these contracts are presented in note 23E.

16C) FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

The carrying amounts of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities. Cash equivalents and certain long-term investments are recognized at fair value, considering to the extent available, quoted market prices for the same or similar instruments. The estimated fair value of CEMEX´s long-term debt is level 2, and is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX.

As of December 31, 2015 and 2014, the carrying amounts of financial assets and liabilities and their respective fair values were as follows:

	2015			2014
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Derivative instruments (notes 13B and 16D)	Ps	869	869	Ps	4,816	4,816
Other investments and non-current accounts receivable (note 13B)		5,680	5,537		5,501	5,252

	Ps	6,549	6,406	Ps	10,317	10,068

Financial liabilities
Long-term debt (note 16A)	Ps	229,125	220,662	Ps	191,327	200,366
Other financial obligations (note 16B)		23,268	24,863		27,083	37,329
Derivative instruments (notes 16D and 17)		178	178		413	413

	Ps	252,571	245,703	Ps	218,823	238,108

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Fair Value Hierarchy

As of December 31, 2015 and 2014, assets and liabilities carried at fair value in the consolidated balance sheets are included in the following fair value hierarchy categories:

2015	Level 1		Level 2	Level 3	Total
Assets measured at fair value	Ps
Derivative instruments (notes 13B and 16D)		—	869	—	869
Investments available-for-sale (note 13B)		632	—	—	632
Investments held for trading (note 13B)		—	317	—	317

	Ps	632	1,186	—	1,818

Liabilities measured at fair value
Derivative instruments (notes 16D and 17)	Ps	—	178	—	178

2014	Level 1		Level 2	Level 3	Total
Assets measured at fair value	Ps
Derivative instruments (notes 13B and 16D)		—	4,816	—	4,816
Investments available-for-sale (note 13B)		246	—	—	246
Investments held for trading (note 13B)		—	322	—	322

	Ps	246	5,138	—	5,384

Liabilities measured at fair value
Derivative instruments (notes 16D and 17)	Ps	—	413	—	413

16D) DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee and the restrictions set forth by its debt agreements, CEMEX held interest rate swaps, as well as forward contracts and other derivative instruments on CEMEX, S.A.B. de C.V.’s own CPOs and/or ADSs and third parties’ shares, with the objective of, as the case may be: a) changing the risk profile associated with the price of raw materials and other energy projects; and b) other corporate purposes. As of December 31, 2015 and 2014, the notional amounts and fair values of CEMEX’s derivative instruments were as follows:

	2015			2014
(U.S. dollars millions)	Notional amount		Fair value	Notional amount	Fair value
I. Interest rate swaps	US$	157	28	165	33
II. Equity forwards on third party shares		24	6	27	—
III. Options on the Parent Company’s own shares		1,145	12	1,668	266
IV. Foreign exchange forward contracts		173	(1)	—	—

	US$	1,499	45	1,860	299

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

The caption “Other financial (expense) income, net” includes gains and losses related to the recognition of changes in fair values of the derivative instruments during the applicable period and that represented net losses of Ps2,981 (US$173) and of Ps679 (US$46) in 2015 and 2014, respectively, and a gain of Ps2,126 (US$163) in 2013. As of December 31, 2014, pursuant to net balance settlement agreements, existed cash deposits in margin accounts that guaranteed obligations through derivative financial instruments were offset with the fair value of the derivative instruments for Ps206 (US$14).

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

I. Interest rate swap contracts

As of December 31, 2015 and 2014, CEMEX had an interest rate swap maturing in September 2022 associated with an agreement entered into by CEMEX for the acquisition of electric energy in Mexico, which fair value represented assets of approximately US$28 (Ps482) and US$33 (Ps486), respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, CEMEX will receive a fixed rate of 5.4% and will pay LIBOR. Changes in the fair value of this interest rate swap generated losses of US$4 (Ps69) in 2015, of US$1 (Ps3) in 2014 and US$16 (Ps207) in 2013, recognized in the statements of operations for each year.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Derivative financial instruments – continued

II. Equity forwards in third party shares

As of December 31, 2015 and 2014, CEMEX had a forward contract to be settled in cash maturing in October 2016 over the price, in both years, of 59.5 million CPOs of Axtel, a Mexican telecommunications company traded in the MSE. Changes in the fair value of this instrument generated gains of US$15 (Ps258) in 2015, losses of US$9 (Ps133) in 2014 and gains of US$6 (Ps76) in 2013 recognized in the statements of operations for each period. In October 2015, Axtel announced its merger with Alestra, a Mexican entity provider of information technology solutions and member of Alfa Group. The merger is expected to be effective beginning February 15, 2016. In connection with this merger, on January 6, 2016, CEMEX settled in cash the forward contract it maintained in shares of Axtel (note 26).

III. Options on the Parent Company’s own shares

On March 15, 2011, CEMEX, S.A.B. de C.V. entered into a capped call transaction, after antidilution adjustments, over approximately 173 million ADSs (101 million ADSs maturing in March 2016 and 72 million ADSs maturing in March 2018), in connection with the 2016 Convertible Notes and the 2018 Convertible Notes and to effectively increase the conversion price for CEMEX’s ADSs under such notes, by means of which, at maturity of the notes, if the market price per ADS is above the strike price of approximately 9.65 dollars, CEMEX will receive in cash the difference between the market price and the strike price, with a maximum appreciation per ADS of approximately 4.45 dollars for the 2016 Convertible Notes and 5.94 dollars for the 2018 Convertible Notes. CEMEX paid aggregate premiums of approximately US$222. As of December 31, 2015 and 2014, the fair value of such options represented an asset of approximately US$22 (Ps379) and US$294 (Ps4,335), respectively. Changes in the fair value of these instruments generated losses of US$228 (Ps3,928) in 2015, losses of US$65 (Ps962) in 2014 and gains of US$127 (Ps1,663) in 2013, recognized within “Other financial (expense) income, net” in the statements of operations. During 2015, CEMEX amended a portion of the capped calls relating to the 2016 Convertible Notes with the purpose of unwinding the position, as a result CEMEX received an aggregate amount of approximately US$44 (Ps758) in cash, equivalent to the unwind of 44.2% of the total notional amount of such capped call.

On March 30, 2010, CEMEX, S.A.B. de C.V. entered into a capped call transaction, after antidilution adjustments, over approximately 64 million ADSs maturing in March 2015, in connection with the 2015 Convertible Notes and to effectively increase the conversion price for CEMEX’s ADSs under such notes, by means of which, at maturity of the notes, if the market price per ADS was above the strike price of approximately 11.18 dollars, CEMEX would receive in cash the difference between the market price and the strike price, with a maximum appreciation per ADS of approximately 4.30 dollars. CEMEX paid a premium of approximately US$105. In January, 2014, CEMEX initiated a process to amend the terms of this capped call transaction, pursuant to which, using the then existing market valuation of the instrument, CEMEX received approximately 7.7 million zero-strike call options over a same number of ADSs. In July 2014, CEMEX amended the zero-strike call options to fix a minimum value of approximately US$94. As part of the amendment, CEMEX also retained the economic value of approximately 1 million ADSs. During December 2014, CEMEX further amended and unwound the zero-strike call options, monetizing the remainder value of the approximately 1 million ADSs it had retained, pursuant to which CEMEX received a total payment of approximately US$105. During 2014 and 2013, changes in the fair value of these options generated gains of approximately US$17 (Ps253) and US$36 (Ps465), respectively, which were recognized within “Other financial (expense) income, net” in the statements of operations.

In addition, in connection with the 2019 Mandatorily Convertible Securities (note 16B); that the securities are denominated in pesos and the functional currency of the Parent Company’s division that issued the securities is the dollar, CEMEX separated the conversion option embedded in such instruments and recognized it at fair value through profit or loss, which as of December 31, 2015 and 2014, resulted in a liability of US$10 (Ps178) and US$28 (Ps413), respectively. Changes in fair value generated gains of US$18 (Ps310) in 2015, gains of US$11 (Ps159) in 2014 and losses of US$10 (Ps135) in 2013.

IV. Foreign exchange forward contracts

As of December 31, 2015, CEMEX held foreign exchange forward contracts maturing in April 2016 for a notional amount of approximately US$173, negotiated to hedge financial risks associated with variations in foreign exchange rates of certain net investments in foreign subsidiaries which functional currencies are the Euro and the Dollar. As of December 31, 2015, the estimated fair value of these contracts resulted in a liability of approximately US$1 (Ps17). Changes in the fair value of this instrument, including the effects resulting from positions settled during the year, generated in 2015 gains of approximately US$26 (Ps448), recognized within “Other financial (expense) income, net” in the statements of operations.

During 2013, the notional amount of the guarantee CEMEX had granted for a notional amount of approximately US$360, in connection with put option transactions on CEMEX’s CPOs entered into by Citibank with a Mexican trust, was gradually unwound. Changes in fair value were recognized in the statements of operations within “Other financial (expense) income, net,” representing losses of US$22 (Ps284) in 2013.

Other derivative instruments

In addition to the table above, as of December 31, 2015, CEMEX had a forward contract with a notional amount of approximately US$16 (Ps276), negotiated to hedge the price of diesel fuel in the United Kingdom. By means of this contract, CEMEX fixed the fuel component of the market price of diesel over certain volume representing a portion of the estimated diesel consumption in such operations. This contract has been documented as a cash flow hedge of fuel consumption, and as such, changes in fair value are recognized through other comprehensive income. As of December 31, 2015, the fair value of this contract represented a liability of approximately US$3 (Ps52).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

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

Credit risk

Credit risk is the risk of financial loss faced by CEMEX if a customer or counterpart of a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of December 31, 2015 and 2014, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. The exposure to credit risk is monitored constantly according to the behavior of payment of the debtors. Credit is assigned on a customer-by-customer basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. In cases deemed necessary, CEMEX’s management requires guarantees from its customers and financial counterparties with regard to financial assets.

The Company’s management has established a policy of low risk which analyzes the creditworthiness of each new client individually before offering the general conditions of payment terms and delivery, the review includes external ratings, when references are available, and in some cases bank references. Threshold of purchase limits are established for each client, which represent the maximum purchase amounts that require different levels of approval. Customers that do not meet the levels of solvency requirements imposed by CEMEX can only carry out transactions by paying cash in advance. As of December 31, 2015, considering CEMEX’s best estimate of potential losses based on an analysis of age and considering recovery efforts, the allowance for doubtful accounts was Ps1,999.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates, which only affects CEMEX’s results if the fixed-rate long-term debt is measured at fair value. All of CEMEX’s fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. CEMEX’s exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates. As of December 31, 2015 and 2014, CEMEX was subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect its financing cost and the results for the period. CEMEX manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to reduce its interest costs.

As of December 31, 2015 and 2014, approximately 27% and 29%, respectively, of CEMEX’s long-term debt was denominated in floating rates at a weighted average interest rate of LIBOR plus 367 basis points in 2015 and 428 basis points in 2014. As of December 31, 2015 and 2014, if interest rates at that date had been 0.5% higher, with all other variables held constant, CEMEX’s net income for 2015 would have reduced by approximately US$18 (Ps312) and CEMEX’s net loss for 2014 would have increased by approximately US$2 (Ps32), as a result of higher interest expense on variable rate denominated debt. This analysis does not include the interest rate swaps held by CEMEX during 2015 and 2014.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. CEMEX’s exposure to the risk of changes in foreign exchange rates relates primarily to its operating activities. Due to its geographic diversification, CEMEX’s revenues and costs are generated and settled in various countries and in different currencies. For the year ended December 31, 2015, approximately 20% of CEMEX’s net sales, before eliminations resulting from consolidation, were generated in Mexico, 26% in the United States, 8% in the United Kingdom, 3% in Germany, 5% in France, 4% in the Rest of Northern Europe region, 3% in Spain, 3% in Egypt, 4% in the Rest of Mediterranean region, 5% in Colombia, 8% in the Rest of South America and the Caribbean region, 4% in Asia and 7% in CEMEX’s other operations.

Foreign exchange gains and losses occur by monetary assets or liabilities in a currency different from its functional currency, and are recorded in the consolidated statements of operations, except for exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and related parties’ long-term balances denominated in foreign currency, for which are reported in the statement of other comprehensive income (loss). As of December 31, 2015 and 2014, excluding from the sensitivity analysis the impact of translating the net assets of foreign operations into CEMEX’s reporting currency, considering a hypothetic 10% strengthening of the U.S. dollar against the Mexican peso, with all other variables held constant, CEMEX’s net loss for 2015 and 2014 would have increased by approximately US$232 (Ps3,998) and US$216 (Ps3,186), respectively, as a result of higher foreign exchange losses on CEMEX’s dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetic 10% weakening of the U.S. dollar against the Mexican peso would have the opposite effect.

As of December 31, 2015, approximately 82% of CEMEX’s financial debt was Dollar-denominated, approximately 18% was Euro-denominated, less than 1% was Peso-denominated and immaterial amounts were denominated in other currencies; therefore, CEMEX had a foreign currency exposure arising from the Dollar-denominated financial debt, and the Euro-denominated financial debt, versus the currencies in which CEMEX’s revenues are settled in most countries in which it operates. CEMEX cannot guarantee that it will generate sufficient revenues in Dollars and Euros from its operations to service these obligations. As of December 31, 2015 and 2014, CEMEX had not implemented any derivative financing hedging strategy to address this foreign currency risk.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Foreign currency risk – continued

As of December 31, 2015 and 2014, CEMEX’s consolidated net monetary assets (liabilities) by currency are as follows:

	2015
	Mexico		USA	Northern Europe	Mediterranean	SAC	Asia	Others	Total
Monetary assets	Ps	13,418	10,266	13,058	9,616	5,646	2,346	7,748	62,098
Monetary liabilities		12,690	22,593	33,583	11,592	6,697	2,789	268,058	358,002

Net monetary assets (liabilities)	Ps	728	(12,327)	(20,525)	(1,976)	(1,051)	(443)	(260,310)	(295,904)

Out of which:
Dollars	Ps	(69)	(12,334)	—	58	604	188	(187,553)	(199,106)
Pesos		797	9	—	—	—	—	(29,407)	(28,601)
Euros		—	—	(7,874)	(1,790)	—	—	(45,183)	(54,847)
Other currencies		—	(2)	(12,651)	(244)	(1,655)	(631)	1,833	(13,350)

	Ps	728	(12,327)	(20,525)	(1,976)	(1,051)	(443)	(260,310)	(295,904)

	2014
	Mexico		USA	Northern Europe	Mediterranean	SAC	Asia	Others	Total
Monetary assets	Ps	15,565	8,319	15,954	7,315	5,245	2,126	8,677	63,201
Monetary liabilities		12,389	14,876	32,619	9,336	5,839	2,251	269,141	346,451

Net monetary assets (liabilities)	Ps	3,176	(6,557)	(16,665)	(2,021)	(594)	(125)	(260,464)	(283,250)

Out of which:
Dollars	Ps	(136)	(6,560)	—	10	598	111	(193,772)	(199,749)
Pesos		3,312	3	—	—	—	—	(35,141)	(31,826)
Euros		—	—	(4,155)	(2,178)	(25)	—	(42,685)	(49,043)
Other currencies		—	—	(12,510)	147	(1,167)	(236)	11,134	(2,632)

	Ps	3,176	(6,557)	(16,665)	(2,021)	(594)	(125)	(260,464)	(283,250)

Equity risk

Equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX’s and/or third party’s shares. As described in note 16D, CEMEX has entered into equity forward contracts on Axtel CPOs, as well as capped call options based on the price of CEMEX’s own ADSs. Under these equity derivative instruments, there is a direct relationship in the change in the fair value of the derivative with the change in price of the underlying share. All changes in fair value of such derivative instruments are recognized in profit or loss as part of “Other financial (expense) income, net.” A significant decrease in the market price of CEMEX’s ADSs would negatively affect CEMEX’s liquidity and financial position.

As of December 31, 2015 and 2014, the potential change in the fair value of CEMEX’s forward contracts in Axtel’s shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of Axtel’s CPO, with all other variables held constant, CEMEX’s net income for 2015 would have reduced in approximately US$3 (Ps51) and CEMEX’s net loss for 2014 would have increased by approximately US$1 (Ps15), as a result of additional negative changes in fair value associated with such forward contracts. A 10% hypothetical increase in the Axtel CPO price would generate approximately the opposite effects.

As of December 31, 2015 and 2014, the potential change in the fair value of CEMEX’s options (capped calls) that would result from a hypothetical, instantaneous decrease of 10% in the market price of CEMEX’s ADSs, with all other variables held constant, CEMEX’s net income for 2015 would have reduced in approximately US$8 (Ps137) and CEMEX’s net loss for 2014 would have increased by approximately US$73 (Ps1,076), as a result of additional negative changes in fair value associated with these contracts. A 10% hypothetical increase in CEMEX’s ADS price would generate approximately the opposite effect.

In addition, even though the changes in fair value of CEMEX’s embedded conversion option in the Mandatorily Convertible Notes 2019 denominated in a currency other than the functional issuer’s currency affect the statements of operations, they do not imply any risk or variability in cash flows, considering that through their exercise, CEMEX will settle a fixed amount of debt with a fixed amount of shares. As of December 31, 2015 and 2014, the potential change in the fair value of the embedded conversion options in the Mandatorily Convertible Notes 2019 that would result from a hypothetical, instantaneous decrease of 10% in the market price of CEMEX’s CPOs, with all other variables held constant, would have increased CEMEX’s net income for 2015 by approximately US$3 (Ps47) and would have decreased CEMEX’s net loss for 2014 by approximately US$8 (Ps113), as a result of additional positive changes in fair value associated with this option. A 10% hypothetical increase in the CEMEX CPO price would generate approximately the opposite effect.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Liquidity risk

Liquidity risk is the risk that CEMEX will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, in order to meet CEMEX’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, CEMEX relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which it operates, any one of which may materially affect CEMEX’s results and reduce cash from operations. The maturities of CEMEX’s contractual obligations are included in note 23E. As of December 31, 2015, CEMEX has approximately US$735 (Ps12,664) available in its committed revolving credit tranche under its Credit Agreement (note 16A).

As of December 31, 2015 and 2014, the potential requirement for additional margin calls under our different commitments is not significant.

17) OTHER CURRENT AND NON-CURRENT LIABILITIES

As of December 31, 2015 and 2014, consolidated other current accounts payable and accrued expenses were as follows:

	2015		2014
Provisions [1]	Ps	10,438	10,341
Interest payable		3,421	3,106
Advances from customers		2,606	2,595
Other accounts payable and accrued expenses		4,304	2,392
Liabilities held for sale (note 15B)		—	1,611

	Ps	20,769	20,045

1	Current provisions primarily consist of accrued employee benefits, insurance payments, and accruals for legal assessments, among others. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

As of December 31, 2015 and 2014, consolidated other non-current liabilities were as follows:

	2015		2014
Asset retirement obligations [1]	Ps	7,036	7,630
Accruals for legal assessments and other responsibilities [2]		2,984	3,499
Non-current liabilities for valuation of derivative instruments		178	413
Environmental liabilities [3]		827	365
Other non-current liabilities and provisions [4]		3,849	19,584

	Ps	14,874	31,491

1	Provisions for asset retirement include future estimated costs for demolition, cleaning and reforestation of production sites at the end of their operation, which are initially recognized against the related assets and are depreciated over their estimated useful life.
2	Provisions for legal claims and other responsibilities include items related to tax contingencies.
3	Environmental liabilities include future estimated costs arising from legal or constructive obligations, related to cleaning, reforestation and other remedial actions to remediate damage caused to the environment. The expected average period to settle these obligations is greater than 15 years.
4	As of December 31, 2015 and 2014, includes approximately Ps3,131 and Ps16,264, respectively, of the non-current portion of taxes payable recognized since 2009 as a result of the changes to the tax consolidation regime in Mexico approved in 2009 and 2013 as described in note 19D. Approximately Ps840 and Ps5,165 as of December 31, 2015 and 2014 respectively, were included within current taxes payable.

Changes in consolidated other non-current liabilities for the years ended December 31, 2015 and 2014, were as follows:

	2015
	Asset retirement obligations		Environmental liabilities	Accruals for legal proceedings	Valuation of derivative instruments	Other Provisions	Total	2014
Balance at beginning of period	Ps	7,630	365	3,499	413	29,925	41,832	45,277
Business combinations		46	44	—	—	539	629	—
Additions or increase in estimates		345	67	1	53	45,942	46,408	19,892
Releases or decrease in estimates		(770)	(42)	(944)	(304)	(65,544)	(67,604)	(29,969)
Reclassifications		(135)	99	(6)	—	(3,712)	(3,754)	(17)
Accretion expense		—	—	—	—	(904)	(904)	(875)
Foreign currency translation		(80)	294	434	69	7,988	8,705	7,524

Balance at the end of period	Ps	7,036	827	2,984	231	14,234	25,312	41,832

Out of which:
Current provisions	Ps	—	—	—	53	10,385	10,438	10,341

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

18) PENSIONS AND POSTRETIREMENT EMPLOYEE BENEFITS

Defined contribution pension plans

The costs of defined contribution plans for the years ended December 31, 2015, 2014 and 2013 were approximately Ps706, Ps497 and Ps455, respectively. CEMEX contributes periodically the amounts offered by the pension plan to the employee’s individual accounts, not retaining any remaining liability as of the balance sheet date.

Defined benefit pension plans

Actuarial results related to pension and other post retirement benefits are recognized in the results and/or in “Other comprehensive income (loss) for the period” in which they are generated, as correspond. For the years ended December 31, 2015, 2014 and 2013, the effects of pension plans and other postretirement benefits are summarized as follows:

	Pensions				Other benefits			Total
Net period cost (revenue):	2015		2014	2013	2015	2014	2013	2015	2014	2013
Recorded in operating costs and expenses
Service cost	Ps	128	108	111	30	32	30	158	140	141
Past service cost		12	4	(40)	(20)	—	(90)	(8)	4	(130)
Loss (gain) for settlements and curtailments		—	—	(18)	(13)	(110)	—	(13)	(110)	(18)

		140	112	53	(3)	(78)	(60)	137	34	(7)

Recorded in other financial expenses
Net interest cost		596	527	516	56	54	67	652	581	583

Recorded in other comprehensive income (loss) for the period
Actuarial (gains) losses for the period		872	3,014	727	(124)	(13)	(341)	748	3,001	386

	Ps	1,608	3,653	1,296	(71)	(37)	(334)	1,537	3,616	962

The reconciliations of the actuarial benefits obligations, pension plan assets, and liabilities recognized in the balance sheet as of December 31, 2015 and 2014 are presented as follows:

	Pensions			Other benefits		Total
	2015		2014	2015	2014	2015	2014
Change in benefits obligation:
Projected benefit obligation at beginning of year	Ps	40,285	35,089	1,321	1,357	41,606	36,446
Service cost		128	109	30	38	158	147
Interest cost		1,561	1,529	58	62	1,619	1,591
Actuarial (gains) losses for the period		(693)	3,714	(129)	2	(822)	3,716
Reduction for disposal of assets (note 15B)		(196)	(421)	(161)	—	(357)	(421)
Settlements and curtailments		—	—	(13)	(110)	(13)	(110)
Plan amendments		12	—	(20)	—	(8)	—
Benefits paid		(2,186)	(1,811)	(60)	(77)	(2,246)	(1,888)
Foreign currency translation		3,829	2,076	74	49	3,903	2,125

Projected benefit obligation at end of year		42,740	40,285	1,100	1,321	43,840	41,606

Change in plan assets:
Fair value of plan assets at beginning of year		24,698	22,349	27	24	24,725	22,373
Return on plan assets		965	1,000	2	2	967	1,002
Actuarial results		(1,565)	690	(5)	1	(1,570)	691
Employer contributions		1,031	982	60	77	1,091	1,059
Reduction for disposal of assets (note 15B)		(79)	(85)	—	—	(79)	(85)
Benefits paid		(2,186)	(1,811)	(60)	(77)	(2,246)	(1,888)
Foreign currency translation		2,683	1,573	—	—	2,683	1,573

Fair value of plan assets at end of year		25,547	24,698	24	27	25,571	24,725

Amounts recognized in the balance sheets:
Net projected liability recognized in the balance sheet	Ps	17,193	15,587	1,076	1,294	18,269	16,881

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Pensions and postretirement employee benefits – continued

Most CEMEX’s defined benefit plans have been closed to new participants for several years. Actuarial losses during 2014 were mainly generated by a reduction in the discount rates applicable to the obligations at the end of the period in the United Kingdom, Germany and the United States, and to a lesser extent by the increase in the expected life assumption in the United States.

As of December 31, 2015 and 2014, plan assets were measured at their estimated fair value and consisted of:

	2015		2014
Cash	Ps	1,533	1,682
Investments in corporate bonds		3,511	2,731
Investments in government bonds		9,275	8,788

Total fixed-income securities		14,319	13,201

Investment in marketable securities		6,944	7,137
Other investments and private funds		4,308	4,387

Total variable-income securities		11,252	11,524

Total plan assets	Ps	25,571	24,725

As of December 31, 2015 and 2014, based on the hierarchy of fair values (note 2F), investments in plan assets are summarized as follows:

	2015					2014
	Level 1		Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash	Ps	649	884	—	1,533	1,569	113	—	1,682
Investments in corporate bonds		896	2,615	—	3,511	2,099	632	—	2,731
Investments in government bonds		153	9,122	—	9,275	8,788	—	—	8,788

Total fixed-income securities		1,698	12,621	—	14,319	12,456	745	—	13,201

Investment in marketable securities		1,503	5,441	—	6,944	5,547	1,590	—	7,137
Other investments and private funds		618	3,244	446	4,308	1,773	2,586	28	4,387

Total variable-income securities		2,121	8,685	446	11,252	7,320	4,176	28	11,524

Total plan assets	Ps	3,819	21,306	446	25,571	19,776	4,921	28	24,725

As of December 31, 2015, estimated payments for pensions and other postretirement benefits over the next 10 years were as follows:

	2015
2016	Ps	2,532
2017		2,536
2018		2,571
2019		2,636
2020		2,554
2021 - 2025		14,189

The most significant assumptions used in the determination of the net periodic cost were as follows:

	2015				2014
		United	United	Range of rates in		United	United	Range of rates in
	Mexico	States	Kingdom	other countries	Mexico	States	Kingdom	other countries
Discount rates	6.8%	4.0%	3.7%	1.2%-6.8%	5.5%	4.8%	4.4%	2.3%-7.5%
Rate of return on plan assets	6.8%	4.0%	3.7%	1.2%-6.8%	5.5%	4.8%	4.4%	2.3%-7.5%
Rate of salary increases	4.0%	—	3.1%	1.5%-5.0%	4.0%	—	3.4%	2.0%-5.0%

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Pensions and postretirement employee benefits – continued

As of December 31, 2015 and 2014, the aggregate projected benefit obligation (“PBO”) for pension plans and other postretirement benefits and the plan assets by country were as follows:

	2015				2014
	PBO		Assets	Deficit	PBO	Assets	Deficit
Mexico	Ps	3,699	538	3,161	3,760	799	2,961
United States		5,988	3,552	2,436	5,501	3,569	1,932
United Kingdom		27,522	20,042	7,480	25,635	18,953	6,682
Germany		3,700	205	3,495	3,634	196	3,438
Other countries		2,931	1,234	1,697	3,076	1,208	1,868

	Ps	43,840	25,571	18,269	41,606	24,725	16,881

In some countries, CEMEX has established health care benefits for retired personnel limited to a certain number of years after retirement. As of December 31, 2015 and 2014, the projected benefits obligation related to these benefits was approximately Ps786 and Ps842, respectively. The medical inflation rates used to determine the projected benefits obligation of these benefits in 2015 and 2014 for Mexico were 7.0% in both periods, for Puerto Rico 4.5% and 4.7%, respectively, and for the United Kingdom were 6.6% in both periods. Eligibility for retiree medical in the United States has been terminated for all new employees on December 31, 2014, and remaining participants are under a capped group and future health care cost trend rates are not applicable. The medical inflation rate for 2014 in the United States was 4.4%.

Significant events related to employees’ pension benefits and other postretirement benefits

During 2015, CEMEX in the United States terminated the retiree medical coverage for certain participants not yet retired. In addition, during 2014, CEMEX in the United States terminated the retiree medical and life insurance coverage for most new retirees, and changed the existing retirees program effective January 1, 2015, where participants will cease their current plans and instead receive a Health Reimbursement Account (HRA) contribution, if they become eligible. These curtailment events resulted in an adjustment to past service cost which generated gains of approximately Ps13 (US$1) in 2015 and Ps110 (US$8) in 2014, recognized immediately through the benefit cost of the respective year.

Effective December 31, 2013, in connection with the closure in 2010 of the Davenport Plant in California, United States, all benefits under the Medical Plan ceased to former RMC Davenport employees and their spouses. This plan amendment resulted in an adjustment to past service cost which generated a gain of approximately Ps94 recognized in 2013 as part of the benefits cost. In addition, certain reductions in workforce affected CEMEX’s pension plans in Spain and the Philippines, which led to curtailment gains of approximately Ps18 also recognized in 2013 as part of the benefits cost.

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

Sensitivity analysis of pension and other postretirement benefits

For the year ended December 31, 2015, CEMEX performed sensitivity analyses on the most significant assumptions that affect the PBO, considering reasonable independent changes of plus or minus 50 basis points in each of these assumptions. The increase (decrease) that would have resulted in the PBO of pensions and other postretirement benefits as of December 31, 2015 are shown below:

	Pensions		Other benefits		Total
Assumptions:	+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps
Discount Rate Sensitivity	Ps (2,782)	3,133	(49)	53	(2,831)	3,186
Salary Increase Rate Sensitivity	84	(77)	7	(6)	91	(83)
Pension Increase Rate Sensitivity	1,871	(1,765)	—	—	1,871	(1,765)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

19) INCOME TAXES

19A) INCOME TAXES FOR THE PERIOD

The amounts of income tax revenue (expense) in the statements of operations for 2015, 2014 and 2013 are summarized as follows:

	2015		2014	2013
Current income taxes	Ps	6,099	(4,216)	(14,240)
Deferred income taxes		(8,375)	256	8,078

	Ps	(2,276)	(3,960)	(6,162)

19B) DEFERRED INCOME TAXES

As of December 31, 2015 and 2014, the main temporary differences that generated the consolidated deferred income tax assets and liabilities are presented below:

	2015		2014
Deferred tax assets:
Tax loss carryforwards and other tax credits	Ps	16,658	25,720
Accounts payable and accrued expenses		8,220	8,694
Intangible assets and deferred charges, net		5,487	8,086
Others		130	216

Total deferred tax assets, net [1]		30,495	42,716
Deferred tax liabilities:
Property, machinery and equipment		(32,742)	(32,017)
Investments and other assets		(2,689)	(2,768)

Total deferred tax liabilities, net		(35,431)	(34,785)

Net deferred tax (liability) asset	Ps	(4,936)	7,931

1	The decrease in deferred tax assets in 2015 refers mainly to the use of tax loss carryforwards for the settlement of a portion of the liability associated with the termination of the tax consolidation regime in Mexico (note 19D).

The breakdown of changes in consolidated deferred income taxes during 2015, 2014 and 2013 were as follows:

	2015		2014	2013
Deferred income tax (charged) credited to the statements of operations [1]	Ps	(8,375)	256	8,078
Deferred income tax (charged) credited to stockholders’ equity		1,089	229	(1,167)
Reclassification to other captions in the balance sheet and in the statement of operations [2,3]		(5,581)	418	(69)

Change in deferred income tax during the period	Ps	(12,867)	903	6,842

1	In 2013, CEMEX recognized deferred income tax assets in Mexico for approximately Ps10,823, considering then the projections of estimated taxable income in the Parent Company resulting from the integration of the operations in Mexico that is described in note 1.
2	In 2015, 2014 and 2013, includes the effects of discounted operations (note 4A) and in 2015 the effects of the termination of tax consolidation regime.
3	In 2014, includes the effect of the divest assets in the western region of Germany (note 15B).

Current and/or deferred income tax relative to items of other comprehensive income (loss) during 2015, 2014 and 2013 were as follows:

	2015		2014	2013
Tax effects relative to foreign exchange fluctuations from debt (note 20B)	Ps	(272)	(75)	—
Tax effects relative to foreign exchange fluctuations from intercompany balances (note 20B)		(181)	247	(1,338)
Tax effects relative to actuarial (gains) and losses (note 20B)		183	486	(122)
Foreign currency translation and other effects		906	(257)	253

	Ps	636	401	(1,207)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Deferred income taxes – continued

For the recognition of deferred tax assets, CEMEX analyzes the aggregate amount of self-determined tax loss carryforwards included in its income tax returns in each country where CEMEX believes, based on available evidence, that the tax authorities would not reject such tax loss carryforwards; and the likelihood of the recoverability of such tax loss carryforwards prior to their expiration through an analysis of estimated future taxable income. If CEMEX believes that it is probable that the tax authorities would reject a self-determined deferred tax asset, it would decrease such asset. Likewise, if CEMEX believes that it would not be able to use a tax loss carryforward before its expiration or any other tax asset, CEMEX would not recognize such asset. Both situations would result in additional income tax expense for the period in which such determination is made. In order to determine whether it is probable that deferred tax assets will ultimately be realized, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences, etc. In addition, every reporting period, CEMEX analyzes its actual results versus its estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX’s estimates, the deferred tax asset may be affected and necessary adjustments will be made based on relevant information, any adjustments recorded will affect CEMEX’s statements of operations in such period.

As of December 31, 2015, consolidated tax loss and tax credits carryforwards expire as follows:

	Amount of carryforwards		Amount of reserved carryforwards	Amount of unreserved carryforwards
2016	Ps	1,295	619	676
2017		2,557	648	1,909
2018		6,028	994	5,034
2019		5,888	1,784	4,104
2020 and thereafter		358,069	317,622	40,447

	Ps	373,837	321,667	52,170

As of December 31, 2015, in connection with CEMEX’s deferred tax loss carryforwards presented in the table above, in order to realize the benefits associated with such deferred tax assets that have not been reserved, before their expiration, CEMEX would need to generate approximately Ps52,170 in consolidated pre-tax income in future periods. For the years ended December 31, 2014 and 2013, CEMEX reported pre-tax losses on a worldwide consolidated basis. Nonetheless, based on the same forecasts of future cash flows and operating results used by CEMEX’s management to allocate resources and evaluate performance in the countries in which CEMEX operates, which include expected growth in revenues and reductions in interest expense in several countries due to a reduction in intra-group debt balances, along with the implementation of feasible tax strategies, CEMEX believes that it will recover the balance of its tax loss carryforwards that have not been reserved before their expiration. In addition, CEMEX concluded that, the deferred tax liabilities that were considered in the analysis of recoverability of its deferred tax assets will reverse in the same period and tax jurisdiction of the related recognized deferred tax assets. Moreover, a certain amount of CEMEX’s deferred tax assets refer to operating segments and tax jurisdictions in which CEMEX is currently generating taxable income or in which, according to CEMEX’s management cash flow projections, will generate taxable income in the relevant periods before the expiration of the deferred tax assets.

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

19C) EFFECTIVE TAX RATE

For the years ended December 31, 2015, 2014 and 2013, the effective consolidated income tax rates were as follows:

	2015		2014	2013
Income (loss) before income tax	Ps	3,442	(1,830)	(3,546)
Income tax expense		(2,276)	(3,960)	(6,162)

Effective consolidated income tax rate [1]	Ps	(66.1)%	216.4%	173.8%

1	The average effective tax rate equals the net amount of income tax revenue or expense divided by income or loss before income taxes, as these line items are reported in the statements of operations.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Effective tax rate – continued

Differences between the financial reporting and the corresponding tax basis of assets and liabilities and the different income tax rates and laws applicable to CEMEX, among other factors, give rise to permanent differences between the statutory tax rate applicable in Mexico, and the effective tax rate presented in the consolidated statements of operations, which in 2015, 2014 and 2013 were as follows:

	2015		2014		2013
	%	Ps	%	Ps	%	Ps
Mexican statutory tax rate	30.0	(1,033)	(30.0)	549	(30.0)	1,064
Non-taxable dividend income	(37.2)	1,280	(4.0)	73	(5.4)	191
Expenses and other non-deductible items	82.3	(2,833)	74.0	(1,354)	(8.5)	301
Termination of tax consolidation regime	(33.0)	1,136	—	—	346.7	(12,294)
Unrecognized effects during the year related to applicable tax consolidation regimes	(8.5)	293	5.5	(101)	(36.3)	1,287
Non-taxable sale of marketable securities and fixed assets	(36.7)	1,263	(47.6)	871	(46.2)	1,638
Difference between book and tax inflation	26.8	(922)	32.0	(586)	38.3	(1,358)
Differences in the income tax rates in the countries where CEMEX operates [1]	(49.2)	1,693	(397.8)	7,280	(18.1)	642
Changes in deferred tax assets [2]	100.9	(3,473)	553.8	(10,135)	(71.1)	2,521
Changes in provisions for uncertain tax positions	(7.9)	272	32.0	(586)	5.8	(206)
Others	(1.4)	48	(1.5)	29	(1.4)	52

Effective consolidated tax rate	66.1	(2,276)	216.4	(3,960)	173.8	(6,162)

1	Refers mainly to the effects of the differences between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates.
2	Refers to the effects in the effective income tax rate associated with changes during the period in the amount of deferred income tax assets related to CEMEX’s tax loss carryforwards.

The following table compares variations between the line item “Changes in deferred tax assets” as presented in the table above against the changes in deferred tax assets in the balance sheet for the years ended December 31, 2015 and 2014:

	2015			2014
	Changes in the balance sheet		Amounts in reconciliation	Changes in the balance sheet	Amounts in reconciliation
Tax loss carryforwards generated and not recognized during the year	Ps	—	(3,687)	—	(9,797)
Utilization of deferred tax assets to settle liabilities (note 19D)		(11,136)	—	—	—
Derecognition related to tax loss carryforwards recognized in prior years		(2,554)	(2,554)	(4,015)	(4,015)
Recognition related to unrecognized tax loss carryforwards		2,768	2,768	3,677	3,677
Foreign currency translation and other effects		1,860	—	(232)	—

Changes in deferred tax assets	Ps	(9,062)	(3,473)	(570)	(10,135)

19D) UNCERTAIN TAX POSITIONS AND SIGNIFICANT TAX PROCEEDINGS

As of December 31, 2015 and 2014, as part of short-term and long-term provisions and other liabilities (note 17), CEMEX has recognized provisions related to unrecognized tax benefits in connection with uncertain tax positions taken, in which it is deemed probable that the tax authority would differ from the position adopted by CEMEX. As of December 31, 2015, the tax returns submitted by some subsidiaries of CEMEX located in several countries are under review by the respective tax authorities in the ordinary course of business. CEMEX cannot anticipate if such reviews will result in new tax assessments, which would, should any arise, be appropriately disclosed and/or recognized in the financial statements.

A summary of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2015, 2014 and 2013, excluding interest and penalties, is as follows:

	2015		2014	2013
Balance of tax positions at beginning of year	Ps	1,396	1,283	1,235
Additions for tax positions of prior years		134	216	207
Additions for tax positions of current year		71	278	68
Reductions for tax positions related to prior years and other items		(95)	(71)	(42)
Settlements and reclassifications		(204)	(317)	(81)
Expiration of the statute of limitations		(231)	(73)	(103)
Foreign currency translation effects		119	80	(1)

Balance of tax positions at end of year	Ps	1,190	1,396	1,283

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Uncertain tax positions – continued

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

As of December 31, 2015, certain significant proceedings associated with these tax positions are as follows:

•	As of December 31, 2015, the U.S. Internal Revenue Service (“IRS”) concluded its audit for the year 2013. The final findings did not alter the reserves CEMEX had set aside for these tax matters as they were not considered material to CEMEX’s financial results and, as such, the reserves have been reversed. On April 25, 2014, and April 24, 2015, the IRS commenced its audit of the 2014 and 2015 tax year, respectively, under the Compliance Assurance Process. CEMEX has not identified any material audit issues and, as such, no reserves are recorded for either the 2014 or 2015 audit in CEMEX’s financial statements, resulting from these IRS audits.

•	On July 7, 2011, the tax authorities in Spain notified CEMEX España of a tax audit process in Spain covering the tax years from and including 2006 to 2009. The tax authorities in Spain have challenged part of the tax losses reported by CEMEX España for such years. The tax authorities in Spain notified CEMEX España of fines in the aggregate amount of approximately €456 (US$552 or Ps8,134). The laws of Spain provide a number of appeals that could be filed against such penalty without making any payment until they are finally resolved. On April 22, 2014, CEMEX España filed appeals against such fines. At this stage, CEMEX is not able to assess the likelihood of an adverse result regarding this matter, and the appeals that CEMEX España has file could take an extended amount of time to be resolved, but if all appeals filed by CEMEX España are adversely resolved, it could have a material adverse impact on CEMEX’s results of operations, liquidity or financial position.

•	On December 17, 2012, the Mexican tax authorities published the Federation Revenues Law for the 2013 tax year that contained a transitory ruling (the “Amnesty Provision”) that granted the cancellation of up to 80% of certain tax proceedings originated before the 2007 tax year, and 100% of interest and penalties, as well as 100% of interest and penalties of tax proceedings originated in the 2007 tax year and thereafter. CEMEX was a beneficiary of such transitory amnesty provision in connection with several of the Mexican tax proceedings mentioned in the following paragraphs.

•	Effective January 1, 2005, Mexican companies with investments in foreign entities whose income tax liability is less than 75% of the income tax that would be payable in Mexico, are required to pay taxes in Mexico on net passive income, such as dividends, royalties, interest, capital gains and rental fees obtained by such entities, provided, however, that those revenues are not derived from entrepreneurial activities in such countries. CEMEX challenged the constitutionality of the amendments before the Mexican federal courts. In September 2008, the Supreme Court of Justice ruled the amendments were constitutional for tax years 2005 to 2007. In 2012, CEMEX self-assessed the taxes corresponding to the 2005 and 2006 tax years for a total amount, inclusive of surcharges and carry-forward charges, of Ps5,742, of which 20%, or approximately Ps1,149, was paid in connection with the submission of amended tax returns. On January 31, 2013 in connection with the Amnesty Provision, CEMEX reached a settlement agreement with the tax authorities for the remaining 80% consisting in a single final payment on February 1, 2013 according to the rules set forth by the transitory provision described above.

•	In November 2009, amendments to the income tax law effective on January 1, 2010 were approved in Mexico. Such amendments modified the tax consolidation regime by requiring entities to determine income taxes as if the tax consolidation rules did not exist from 1999 onward, specifically turning into taxable items: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes; b) dividends from the controlled entities for tax purposes to the Parent Company; and c) other transactions that represented the transfer of resources between the companies included in the tax consolidation. In December 2010, pursuant to miscellaneous rules, the tax authority in Mexico had granted the option to defer the calculation and payment of the income tax over the difference in equity explained above, until the subsidiary was desincorporated or the elimination the tax consolidation. Nonetheless, in December 2013 new amendments to the income tax law in Mexico were approved effective beginning January 1, 2014, which eliminated the tax consolidation regime in effect until December 31, 2013, and implemented prospectively a new voluntary integration regime that CEMEX not applied. As a result, beginning in 2014, each Mexican entity determines its income taxes based solely in its individual results. A period of up to 10 years was established for the settlement of the liability for income taxes related to the tax consolidation regime accrued until December 31, 2013, amount which considering the rules issued for the disconnection of the tax consolidation regime as well as payments made during 2013 amounted to approximately Ps24,804 as of December 31, 2013. In 2014, considering payments incurred net of inflation adjustments, as of December 31, 2014, the balance payable was reduced to approximately Ps21,429.

Furthermore, in October 2015, a new tax reform approved by Congress (the “new tax reform”) granted entities the option to settle a portion of the liability for the exit of the tax consolidation regime using available tax loss carryforwards of the previously consolidated entities, considering a discount factor, and a tax credit to offset certain items of the aforementioned liability. Consequently, during 2015, as a result of payments made, the liability was further reduced to approximately Ps16,244, which after the application of tax credits and assets for tax loss carryforwards (as provided by the new tax reform) which had a book value for CEMEX before discount of approximately Ps11,136, as of December 31, 2015, the Parent Company’s liability was reduced to approximately Ps3,971.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Significant tax proceedings – continued

•	On January 2011, the Mexican tax authority notified CEMEX, S.A.B. de C.V., of a tax assessment for approximately Ps996 (US$77) pertaining to changes to the income tax law approved in 2005 that permits the deductibility of the cost of goods sold deducted in the determination of income taxes, instead of using the amount of purchases. Since there were inventories as of December 31, 2004, in a transition provision, the law allowed the inventory to be accumulated as income (thus reversing the deduction via purchases) and then be deducted from 2005 onwards as cost of goods sold. In order to compute the income resulting from the inventories in 2004, the law allowed this income to be offset against accumulated tax losses of some of CEMEX’s subsidiaries. The authorities argued that because of this offsetting, the right to use such losses at the consolidated level had been lost; therefore, CEMEX had to increase its consolidated income or decrease its consolidated losses. During May 2013, CEMEX settled this tax assessment as part of the Amnesty Provision described above.

•	On November 16, 2011, the Mexican tax authorities notified Centro Distribuidor de Cemento, S.A. de C.V. and Mexcement Holdings, S.A. de C.V., subsidiaries of CEMEX in Mexico, of tax assessments related to direct and indirect investments in entities considered to be preferential tax regimes, in the amount of approximately Ps1,251 (US$101) and approximately Ps759 (US$59), respectively. In February 2013, CEMEX filed a claim against these assessments before the corresponding courts. During May 2013, CEMEX settled these tax assessments based on the Amnesty Provision previously described.

•	On April 1, 2011, the Colombian Tax Authority notified CEMEX Colombia, S.A. (“CEMEX Colombia”) of a special proceeding in which the Colombian Tax Authority rejected certain deductions taken by CEMEX Colombia in its 2009 year-end tax return. The Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in an amount equivalent as of December 31, 2015 to approximately US$29 (Ps500) and imposed a penalty in an amount equivalent to approximately US$46 (Ps793). The Colombian Tax Authority argues that certain expenses are not deductible for fiscal purposes because they are not linked to direct revenues recorded in the same fiscal year, without considering that future revenue will be taxed under the income tax law in Colombia. CEMEX Colombia responded to the special proceeding notice June 25, 2011. On December 15, 2011, the Colombian Tax Authority issued its final determination, which confirmed the information in the special proceeding. CEMEX Colombia appealed the final determination on February 15, 2012. On January 17, 2013, CEMEX Colombia was notified of a resolution confirming the official liquidation. On May 10, 2013 CEMEX Colombia appealed the final determination before the Administrative Tribunal of Cundinamarca, which was admitted on June 21, 2013. On July 14, 2014, CEMEX Colombia was notified about an adverse resolution to its appeal, which confirms the official liquidation notified by the Colombian Tax Authority. On July 22, 2014, CEMEX Colombia filed an appeal against this resolution before the Colombian State Council (Consejo de Estado). At this stage of the proceeding, as of December 31, 2015, CEMEX is not able to assess the likelihood of an adverse result in the proceedings, but if adversely resolved, this proceeding could have a material adverse impact on CEMEX’s results of operations, liquidity or financial position.

•	On February 9, 2014, the Egyptian Ministry of Finance’s Appeals Committee (the “Appeals Committee”) notified a resolution to Assiut Cement Company (“ACC”), a subsidiary of CEMEX in Egypt, requiring the payment of a development levy on clay applied to the Egyptian cement industry in amounts equivalent as of December 31, 2015, of: (i) approximately US$41 (Ps706) for the period from May 5, 2008 to August 31, 2011; and (ii) approximately 6 thousand dollars (103 thousand pesos) for the period from September 1, 2011 to November 30, 2011. On March 10, 2014, ACC filed a claim before the North Cairo Court requesting the nullification of the Appeals Committee decision and requesting that the Egyptian tax authority is not entitled to require payment of the aforementioned amounts. On September 28, 2015, ACC was notified the decision by the Ministerial Committee (the Ministerial Committee’s Decision) pursuant to which the Egyptian tax authority be instructed to cease claiming payment of the levy on clay from ACC to the years from 2008 up to the issuance date of Law No. 73/2010. It was further decided that the levy on clay should not be imposed on imported clinker. At this stage, as of December 31, 2015, the Ministerial Committee’s Decision strongly supports ACC position in this case, given the fact that it is legally binding on the Egyptian tax authority. Subject to submission of the Ministerial Committee’s to the Egyptian tax authority and the issuance of a final release. ACC shall be in a position to be released from payment of the above mentioned levy on clay amounts and accordingly to withdraw from this case. While the final release is issued, as of December 31, 2015, CEMEX does not expect a material adverse impact due to this matter in its results of operations, liquidity or financial position.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

20) STOCKHOLDERS’ EQUITY

As of December 31, 2015 and 2014, stockholders’ equity excludes investments in CPOs of CEMEX, S.A.B. de C.V. held by subsidiaries of approximately Ps179 (18,991,576 CPOs) and Ps264 (18,261,131 CPOs), respectively, which were eliminated within “Other equity reserves.”

20A) COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2015 and 2014, the breakdown of common stock and additional paid-in capital was as follows:

	2015		2014
Common stock	Ps	4,158	4,151
Additional paid-in capital		115,466	101,216

	Ps	119,624	105,367

As of December 31, 2015 and 2014 the common stock of CEMEX, S.A.B. de C.V. was presented as follows:

	2015		2014
Shares [1]	Series A 2	Series B 2	Series A 2	Series B 2
Subscribed and paid shares	26,935,196,072	13,467,598,036	24,913,159,536	12,456,579,768
Unissued shares authorized for stock compensation programs	747,447,386	373,723,693	933,604,310	466,802,155
Shares that guarantee the issuance of convertible securities [3]	5,020,899,920	2,510,449,960	5,658,760,600	2,829,380,300

	32,703,543,378	16,351,771,689	31,505,524,446	15,752,762,223

1	As of December 31, 2015 and 2014, 13,068,000,000 shares correspond to the fixed portion, and 35,987,315,067 shares in 2015 and 34,190,286,669 shares in 2014, correspond to the variable portion.
2	Series “A” or Mexican shares must represent at least 64% of CEMEX’s capital stock; meanwhile, Series “B” or free subscription shares must represent at most 36% of CEMEX’s capital stock.
3	Shares that guarantee the conversion of both the outstanding voluntary and mandatorily convertible securities (note 16B).

On March 26, 2015, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,500.0 million shares (500 million CPOs), which shares were issued, representing an increase in common stock of approximately Ps4, considering a nominal value of Ps0.00833 per CPO, and additional paid-in capital of approximately Ps7,613; (ii) increase the variable common stock by issuing up to 297 million shares (99 million CPOs), which will be kept in CEMEX’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX’s convertible securities (note 16B).

On March 20, 2014, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,404.0 million shares (468 million CPOs), which shares were issued, representing an increase in common stock of approximately Ps4, considering a nominal value of Ps0.00833 per CPO, and additional paid-in capital of approximately Ps7,614; (ii) increase the variable common stock by issuing up to 387 million shares (129 million CPOs), which will be kept in CEMEX’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX’s convertible securities (note 16B).

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

In connection with the long-term executive stock-based compensation program (note 21) in 2015, 2014 and 2013, CEMEX issued approximately 49.2 million, 61.1 million and 49.6 million CPOs, respectively, generating an additional paid-in capital of approximately Ps655 in 2015, Ps765 in 2014 and Ps551 in 2013 associated with the fair value of the compensation received by executives.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

20B) OTHER EQUITY RESERVES

As of December 31, 2015 and 2014 other equity reserves are summarized as follows:

	2015		2014
Cumulative translation effect, net of effects from perpetual debentures and deferred income taxes recognized directly in equity (notes 19B and 20D)	Ps	17,606	11,474
Cumulative actuarial losses		(6,915)	(6,167)
Effects associated with CEMEX´s convertible securities [1]		4,761	5,695
Treasury shares held by subsidiaries		(179)	(264)

	Ps	15,273	10,738

1	Represents the equity component upon the issuance of CEMEX’s convertible securities described in note 16B, as well as the effects associated with such securities in connection with the change in the Parent Company’s functional currency (note 2D). Upon conversion of these securities, the balances have been correspondingly reclassified to common stock and/or additional paid-in capital (note 16A).

For the years ended December 31, 2015, 2014 and 2013, the translation effects of foreign subsidiaries included in the statements of comprehensive loss were as follows:

	2015		2014	2013
Foreign currency translation adjustment [1]	Ps	12,808	15,157	(4,187)
Foreign exchange fluctuations from debt [2]		908	479	—
Foreign exchange fluctuations from intercompany balances [3]		(5,801)	(15,135)	5,139

	Ps	7,915	501	952

1	These effects refer to the result from the translation of the financial statements of foreign subsidiaries.
2	Generated by foreign exchange fluctuations over a notional amount of debt in CEMEX, S.A.B. de C.V., associated with the acquisition of foreign subsidiaries and designated as a hedge of the net investment in foreign subsidiaries (note 2D).
3	Refers to foreign exchange fluctuations arising from balances with related parties in foreign currencies that are of a long-term investment nature considering that their liquidation is not anticipated in the foreseeable future and foreign exchange fluctuations over a notional amount of debt of a subsidiary of CEMEX España identified and designated as a hedge of the net investment in foreign subsidiaries.

20C) RETAINED EARNINGS

Net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the common stock. As of December 31, 2015, the legal reserve amounted to Ps1,804.

20D) NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES

Non-controlling interest

Non-controlling interest represents the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. As of December 31, 2015 and 2014, non-controlling interest in equity amounted to approximately Ps12,708 and Ps10,199, respectively.

Perpetual debentures

As of December 31, 2015 and 2014, the balances of the non-controlling interest included approximately US$440 (Ps7,581) and US$466 (Ps6,869), respectively, representing the notional amount of perpetual debentures, which exclude any perpetual debentures held by subsidiaries, acquired in 2012 through a series of voluntary exchange transactions agreed with the holders of each series of their then outstanding perpetual debentures for new secured notes or other financial instruments (notes 16A).

Interest expense on the perpetual debentures, was included within “Other equity reserves” and amounted to approximately Ps432 in 2015, Ps420 in 2014 and Ps405 in 2013, excluding in all the periods the amount of interest accrued by perpetual debentures held by subsidiaries.

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Perpetual notes – continued

As of December 31, 2015 and 2014, the detail of CEMEX’s perpetual debentures, excluding the perpetual debentures held by subsidiaries, was as follows:

		2015		2014		Repurchase
Issuer	Issuance date	Nominal amount		Nominal amount		option	Interest rate
C10-EUR Capital (SPV) Ltd	May 2007		€64		€64	Tenth anniversary	6.277%
C8 Capital (SPV) Ltd	February 2007	US$	135	US$	137	Eighth anniversary	LIBOR + 4.40%
C5 Capital (SPV) Ltd [1]	December 2006	US$	61	US$	69	Fifth anniversary	LIBOR+4.277%
C10 Capital (SPV) Ltd	December 2006	US$	175	US$	183	Tenth anniversary	6.772%

1	Under the Credit Agreement, and previously under the Facilities Agreement, CEMEX is not permitted to call these debentures.

21) EXECUTIVE STOCK-BASED COMPENSATION

CEMEX has long-term restricted stock-based compensation programs providing for the grant of CEMEX’s CPOs to a group of executives, pursuant to which, new CPOs are issued under each annual program over a service period of 4 years. By agreement with the executives, the CPOs of the annual grant (25% of each annual program) are placed at the beginning of the service period in a trust established for the benefit of the executives to comply with a one year restriction on sale. Under these programs, the Parent Company issued new shares for approximately 49.2 million CPOs in 2015, 61.1 million CPOs in 2014 and 49.6 million CPOs in 2013 that were subscribed and pending for payment in CEMEX’s treasury. Of the total CPOs granted in 2013, approximately 10.3 million CPOs were related to termination benefits associated with restructuring events (note 6). As of December 31, 2015, there are approximately 57 million CPOs associated with these annual programs that are expected to be issued in the following years as the executives render services.

Beginning January 1, 2013, eligible executives belonging to the operations of CEMEX Latam Holding, S.A., indirect subsidiary of the Parent Company, which shares are traded in the Colombian Stock Exchange, ceased to receive CEMEX’s CPOs and instead started receiving shares of CEMEX Latam. During 2015 and 2014, CEMEX Latam physically delivered 242,618 shares and 79,316 shares, respectively, corresponding to the vested portion of prior years’ grants, which were subscribed and held in CEMEX Latam’s treasury. During 2013 there were no physical deliveries. As of December 31, 2015, there are approximately 434,408 shares of CEMEX Latam associated with these annual programs that are expected to be delivered in the following years as the executives render services.

In addition, in 2012, CEMEX initiated a stock-based compensation program for a group of executives which was linked to both, internal performance conditions (increase in Operating EBITDA) and market conditions (increase in the price of CEMEX’s CPO), over a period of three years ending on December 31, 2014. Under this program, CEMEX granted awards over approximately 39.9 million CPOs, which became fully vested upon achievement of the annual internal and/or external performance conditions in each of the three years. CPOs vested were delivered, fully unrestricted, to active executives in March 2015.

The combined compensation expense related to the programs described above in 2015, 2014 and 2013, recognized in the operating results, amounted to approximately Ps655, Ps730 and Ps687, respectively. The weighted average price per CPO granted during the period was approximately 13.34 pesos in 2015, 12.53 pesos in 2014 and 11.11 pesos in 2013. Moreover, the weighted average price per CEMEX Latam share granted during the period was approximately 14,291 colombian pesos in 2015 and 15,073 colombian pesos in 2014 and 12,700 colombian pesos in 2013.

During 2015, the last 70,513 options outstanding granted to executives based on CEMEX’s ADSs expired unexercised. As of December 31, 2015, there are no remaining options or commitments to make payments in cash to the executives based on changes in the market price of the Parent Company’s shares or CEMEX Latam’s shares.

22) EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is be calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company (the numerator) by the weighted average number of shares outstanding (the denominator) during the period. Shares that would be issued depending only by the passage of time should be included in the determination of the basic weighted average number of shares outstanding. Diluted earnings (loss) per share should reflect in both, the numerator and denominator, the assumption that convertible instruments are converted, that options or warrants are exercised, or that ordinary shares are issued upon the satisfaction of specified conditions, to the extent that such assumption would led to a reduction in basic earnings per share or an increase in basic loss per share, otherwise, the effects of potential shares are not considered because they generate antidilution.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Earnings (loss) per share – continued

The amounts considered for calculations of earnings (loss) per share in 2015, 2014 and 2013 were as follows:

	2015		2014	2013
Denominator (thousands of shares)
Weighted average number of shares outstanding [1]		38,262,845	36,695,349	35,530,446
Capitalization of retained earnings [2]		1,500,028	1,500,028	1,500,028
Effect of dilutive instruments – mandatorily convertible securities (note 16B) [3]		654,727	654,727	654,727

Weighted average number of shares – basic		40,417,600	38,850,104	37,685,201
Effect of dilutive instruments – stock-based compensation (note 21) [3]		171,747	293,657	306,930
Effect of potentially dilutive instruments – optionally convertible securities (note 16B) [3]		4,683,437	5,733,796	7,105,488

Weighted average number of shares – diluted		45,272,784	44,877,557	45,097,619

Numerator
Net income (loss) from continuing operations	Ps	1,166	(5,790)	(9,708)
Less: non-controlling interest net income		932	1,103	1,223

Controlling interest net income (loss) from continuing operations		234	(6,893)	(10,931)
Plus: after tax interest expense on mandatorily convertible securities		144	164	181

Controlling interest net income (loss) from continuing operations – for basic earnings per share calculations		378	(6,729)	(10,750)
Plus: after tax interest expense on optionally convertible securities		1,288	1,424	1,494

Controlling interest net income (loss) from continuing operations – for diluted earnings per share calculations	Ps	1,666	(5,305)	(9,256)

Income from discontinued operations	Ps	967	110	97

Basic Earnings (Loss) Per Share
Controlling Interest Basic Earnings (Loss) Per Share	Ps	0.03	(0.17)	(0.28)
Controlling Interest Basic Earnings (Loss) Per Share from continuing operations		0.01	(0.17)	(0.29)
Controlling Interest Basic Earnings (Loss) Per Share from discontinued operations		0.02	—	0.01

Controlling Interest Diluted Earnings (Loss) Per Share [4]
Controlling Interest Diluted Earnings (Loss) Per Share	Ps	0.03	(0.17)	(0.28)
Controlling Interest Diluted Earnings (Loss) Per Share from continuing operations		0.01	(0.17)	(0.29)
Controlling Interest Diluted Earnings (Loss) Per Share from discontinued operations		0.02	—	0.01

1	The weighted average number of shares outstanding in 2014 and 2013 reflects the shares issued as a result of the capitalization of retained earnings declared on March 2014 and March 2013, as applicable (note 20A).
2	According to resolution of the stockholders’ meetings on March 26, 2015.
3	The number of CPO to be issued under the executive stock-based compensation programs, as well as the total amount of CPOs committed for issuance in the future under the mandatorily and optionally convertible securities, are computed from the beginning of the reporting period. The number of shares resulting from the executives’ stock option programs is determined under the inverse treasury method.
4	For 2015, 2014 and 2013, the effects on the denominator and numerator of potential dilutive shares generate antidilution; therefore, there is no change between the reported basic and diluted earning (loss) per share.

23) COMMITMENTS

23A) GUARANTEES

As of December 31, 2015 and 2014, CEMEX, S.A.B. de C.V., had guaranteed loans of certain subsidiaries for approximately US$3,726 (Ps64,195) and US$5,589 (Ps82,383), respectively.

23B) PLEDGED ASSETS

CEMEX transferred to a guarantee trust the shares of its main subsidiaries, including CEMEX México, S.A. de C.V. and CEMEX España, S.A., and entered into pledge agreements in order to secure payment obligations under the Credit Agreement, the Facilities Agreement and other debt instruments entered into prior to the date of these agreements (note 16A).

As of December 31, 2015 and 2014, there are no liabilities secured by property, machinery and equipment.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

23C) OTHER COMMITMENTS

Between January and April 2013, CEMEX gradually unwounded the 136 million put options on CEMEX’s CPOs maintained for an aggregate amount of approximately US$112, after deducting the value of trust assets, in connection with a guarantee issued in put option transactions on CEMEX’s CPOs between Citibank and a Mexican trust that CEMEX established on behalf of its Mexican pension fund and certain of CEMEX’s directors and current and former employees. Under this transaction, in exchange for premiums for the sale of put options that were partially used by the trust to enter into prepaid forward contracts on CEMEX’s CPO, the put options gave Citibank the right for the trust to acquire, in April 2013, approximately 136 million CPOs at a price of US$2.6498 each (120% of initial CPO price in dollars). The amount of premiums represented the maximum exposure of the participating individuals under this transaction.

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

23D) COMMITMENTS FROM EMPLOYEE BENEFITS

In some countries, CEMEX has self-insured health care benefits plans for its active employees, which are managed on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2015, in certain plans, CEMEX has established stop-loss limits for continued medical assistance derived from a specific cause (e.g., an automobile accident, illness, etc.) ranging from 23 thousand dollars to 400 thousand dollars. In other plans, CEMEX has established stop-loss limits per employee regardless of the number of events ranging from 100 thousand dollars to 2.5 million dollars. The contingency for CEMEX if all employees qualifying for health care benefits required medical services simultaneously is significantly. However, this scenario is remote. The amount expensed through self-insured health care benefits was approximately US$69 (Ps1,189) in 2015, US$64 (Ps943) in 2014 and US$70 (Ps914) in 2013.

23E) CONTRACTUAL OBLIGATIONS

As of December 31, 2015 and 2014, CEMEX had the following contractual obligations:

(U.S. dollars millions)	2015						2014
	Less than 1		1-3	3-5	More than
Obligations	year		years	years	5 years	Total	Total
Long-term debt	US$	5	2,233	4,208	6,857	13,303	13,964
Capital lease obligations [1]		23	38	32	42	135	215
Convertible notes [2]		362	663	518	—	1,543	1,826

Total debt and other financial obligations [3]		390	2,934	4,758	6,899	14,981	16,005
Operating leases [4]		99	158	109	68	434	393
Interest payments on debt [5]		851	1,631	1,104	1,073	4,659	5,048
Pension plans and other benefits [6]		147	296	301	824	1,568	1,604
Purchases of raw materials, fuel and energy [7]		483	739	609	2,132	3,963	4,814

Total contractual obligations	US$	1,970	5,758	6,881	10,996	25,605	27,864

	Ps	33,943	99,210	118,560	189,461	441,174	410,715

1	Represent nominal cash flows. As of December 31, 2015, the net present value of future payments under such leases was US$102 (Ps1,752), of which, US$26 (Ps448) refers to payments from 1 to 3 years, US$23 (Ps389) refer to payments from 3 to 5 years, and US$37 (Ps646) refer payments of more than 5 years.
2	Refers to the components of liability of the convertible notes described in note 16B and assumes repayment at maturity and no conversion of the notes.
3	The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature.
4	The amounts represent nominal cash flows. CEMEX has operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain operating expenses. Rental expense was US$114 (Ps1,967) in 2015, US$112 (Ps1,657) in 2014 and US$126 (Ps1,647) in 2013.
5	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2015 and 2014.
6	Represents estimated annual payments under these benefits for the next 10 years (note 18), including the estimate of new retirees during such future years.
7	Future payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows. Future nominal payments for energy were estimated for all contractual commitments on the basis of an aggregate average expected consumption of 3,124.1 GWh per year using the future prices of energy established in the contracts for each period. Future payments also include CEMEX’s commitments for the purchase of fuel.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Contractual obligations – continued

As of December 31, 2015 and 2014, in connection with the commitments for the purchase of fuel and energy included in the table above, a description of the most significant contracts is as follows:

•	In September 2006, CEMEX and the Spanish company ACCIONA agreed to develop a wind farm project for the generation of 250 Megawatts (“MW”) in the Mexican state of Oaxaca. CEMEX acted as promoter of the project, which was named EURUS. ACCIONA provided the required financing, constructed the facility and currently operates the wind farm. The installation of 167 wind turbines in the farm was finished in November 2009. The agreements established that CEMEX’s plants in Mexico will acquire a portion of the energy generated by the wind farm for a period of at least 20 years, which began in February 2010, when EURUS reached the committed limit capacity. For the years ended December 31, 2015, 2014 and 2013, EURUS supplied (unaudited) approximately 28.0%, 28.2% and 25.8%, respectively, of CEMEX’s overall electricity needs in Mexico during such year. This agreement is for CEMEX’s own use and there is no intention of trading in energy.

•	In 1999, CEMEX entered into agreements with an international partnership, which financed, built and operated an electrical energy generating plant in Mexico called Termoeléctrica del Golfo (“TEG”). In 2007, the original operator was replaced. Pursuant to the agreement, CEMEX would purchase the energy generated from TEG for a term of not less than 20 years, which started in April 2004 and that was further extended until 2027 with the change of operator. CEMEX committed to supply TEG and another third-party electrical energy generating plant adjacent to TEG all fuel necessary for their operations, a commitment that has been hedged through four 20-year agreements entered with Petróleos Mexicanos (“PEMEX”), which terminate in 2024. Consequently, for the last 3 years, CEMEX intends to purchase the required fuel in the market. For the years ended December 31, 2015, 2014 and 2013, TEG supplied (unaudited) approximately 69.3%, 69.6% and 70.9% respectively, of CEMEX’s overall electricity needs during such year for its cement plants in Mexico.

•	In regards with the above, in March 1998 and July 1999, CEMEX signed contracts with PEMEX providing that beginning in April 2004 PEMEX’s refineries in Cadereyta and Madero City would supply CEMEX with a combined volume of approximately 1.75 million tons of petroleum coke per year. As per the petroleum coke contracts with PEMEX, 1.2 million tons of the contracted volume will be allocated to TEG and the other energy producer and the remaining volume will be allocated to CEMEX’s operations in Mexico. By entering into the petroleum coke contracts with PEMEX, CEMEX expects to have a consistent source of petroleum coke throughout the 20-year term.

•	In 2007, CEMEX Ostzement GmbH (“COZ”), CEMEX’s subsidiary in Germany, entered into a long-term energy supply contract with Vattenfall Europe New Energy Ecopower (“VENEE”), pursuant to which VENEE committed to supply energy to CEMEX’s Rüdersdorf plant for a period of 15 years starting on January 1, 2008. Based on the contract, each year COZ has the option to fix in advance the volume of energy in terms of MW that it will acquire from VENEE, with the option to adjust the purchase amount one time on a monthly and quarterly basis. According to the contract, COZ acquired (unaudited) approximately 27 MW in 2015, 2014 and 2013, and COZ expects to acquire between 26 and 28 MW per year starting in 2015 and thereafter. The contract, which establishes a price mechanism for the energy acquired, based on the price of energy future contracts quoted on the European Energy Exchange, did not require initial investments and was expected to be performed at a future date. Considering that the contract is for CEMEX’s own use and CEMEX sells any energy surplus as soon as actual energy requirements are known, regardless of changes in prices and thereby avoiding any intention of trading in energy, such contract is not recognized at its fair value.

24) CONTINGENCIES

24A) PROVISIONS RESULTING FROM LEGAL PROCEEDINGS

CEMEX is involved in various significant legal proceedings, the resolutions of which are deemed probable and imply cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions have been recognized in the financial statements, representing the best estimate of the amounts payable. Therefore, CEMEX believes that it will not incur significant expenditure in excess of the amounts recorded. As of December 31, 2015, the details of the most significant events are as follows:

•	In January 2007, the Polish Competition and Consumers Protection Office (the “Protection Office”) notified CEMEX Polska Sp. Z.O.O.(“CEMEX Polska”), a subsidiary of CEMEX in Poland, about the initiation of an antitrust proceeding against all cement producers in the country, including CEMEX Polska and another of CEMEX’s indirect subsidiaries in Poland. The Protection Office alleged that there was an agreement between all cement producers in Poland regarding prices, market quotas and other sales conditions of cement, and that the producers exchanged confidential information, all of which limited competition in the Polish cement market. CEMEX Polska filed its response to the notification, denying that it had committed the practices listed by the Protection Office, and submitted formal comments and objections gathered during the proceeding, as well as facts supporting its position that its activities were in line with Polish competition law. In December 2009, the Protection Office issued a resolution imposing fines on a number of Polish cement producers, including CEMEX Polska for the period of 1998 to 2006. The fine imposed on CEMEX Polska amounted to the equivalent of approximately US$30 (Ps517) which represented 10% of CEMEX Polska’s total revenue for the calendar year preceding the imposition of the fine. On December 23, 2009, CEMEX Polska filed an appeal before the Polish Court of Competition and Consumer Protection in Warsaw (the “First Instance Court”). On December 13, 2013, the First Instance Court reduced the penalty imposed on CEMEX Polska to the equivalent of approximately US$24 (Ps414), or 8.125% of CEMEX Polska’s revenue in 2008. On May 8, 2014, CEMEX Polska filed an appeal against the First Instance Court judgment before the Appeals Court in Warsaw. Hearings took place on September 24, 2015 and December 3, 2015, and another hearing is scheduled for February 26, 2016. If the Appeals Court issues its final judgment and the penalty is maintained in the final resolution, then these will be payable within 14 calendar days of the announcement. As of December 31, 2015, CEMEX had accrued a provision equivalent to approximately US$24 (Ps414), representing the best estimate of the expected cash outflow in connection with this resolution. As of December 31, 2015, CEMEX does not expect this matter would have a material adverse impact on its results of operations, liquidity or financial condition.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Provisions resulting from legal proceedings – continued

•	In August 2005, Cartel Damages Claims, S.A. (“CDC”), a Belgian company established in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office, with the purpose of purchasing potential damage claims from cement consumers and pursuing those claims against the cartel participants, filed a lawsuit in the District Court in Düsseldorf, Germany, against CEMEX Deutschland AG, a subsidiary of CEMEX in Germany, and other German cement companies in respect of damage claims relating to alleged price and quota fixing by German cement companies between 1993 and 2002. CDC has brought claims for an amount equivalent of approximately US$142 (Ps2,447). After several resolutions by the District Court in Düsseldorf over the years, court hearings and appeals from the defendants, on December 17, 2013 the District Court in Düsseldorf issued a resolution by means of which all claims brought to court by CDC were dismissed on the grounds that the way CDC obtained the claims from 36 cement purchasers was illegal given the limited risk it faced for covering the litigation costs and that the acquisition of the claims also breached rules that make the provision of legal advice subject to public authorization. On January 15, 2014, CDC filed an appeal to the Higher Regional Court in Düsseldorf, and thereafter submitted reasons for their appeal. On February 18, 2015, the Court of Appeals in Düsseldorf fully rejected CDC’s appeal and maintained the first instance decision. The Court of Appeals in Düsseldorf expressly did not admit a second appeal against this decision which could have been challenged by CDC. The Court of Appeals decision is final and binding. Therefore, in 2015, CEMEX canceled the provision accrued as of December 31, 2014 of approximately US$36 (Ps535).

•	As of December 31, 2015, CEMEX had accrued environmental remediation liabilities in the United Kingdom pertaining to closed and current landfill sites for the confinement of waste, representing the net present value of such obligations for an equivalent of approximately US$193 (Ps3,325). Expenditure was assessed and quantified over the period in which the sites have the potential to cause environmental harm, which was accepted by the regulator as being up to 60 years from the date of closure. The assessed expenditure included the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure.

•	As of December 31, 2015, CEMEX had accrued environmental remediation liabilities in the United States for an amount of approximately US$27 (Ps465), related to: a) the disposal of various materials in accordance with past industry practice, which might currently be categorized as hazardous substances or wastes, and b) the cleanup of sites used or operated by CEMEX, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages, and a final resolution might take several years. Based on the information developed to date, CEMEX’s does not believe that it will be required to spend significant sums on these matters in excess of the amounts previously recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with, or litigation against, potential sources of recovery have been completed.

24B) OTHER CONTINGENCIES FROM LEGAL PROCEEDINGS

CEMEX is involved in various legal proceedings, which have not required the recognition of accruals, as CEMEX believes that the probability of loss is less than probable or remote. In certain cases, a negative resolution may represent the revocation of an operating license, in which case, CEMEX may experience a decrease in future revenues, an increase in operating costs or a loss. As of December 31, 2015, the most significant events with a quantification of the potential loss, when it is determinable and would not impair the outcome of the relevant proceeding, were as follows:

•	In connection with the construction of the new cement plant in the municipality of Maceo (Antioquia) in Colombia (note 14), on August 28, 2012, CEMEX Colombia signed a memorandum of understanding (“MOU”) with CI CALIZAS, S.A. for the acquisition of the land, the mining title and the free zone for the construction of such cement plant. After the execution of the MOU, one of CI CALIZAS, S.A.’s partners was linked to a legal process for expiration of property and, as a result, the Attorney General’s Office, among other measures, suspended CI CALIZAS, S.A.’s rights to dispose of the assets offered to CEMEX Colombia. In order to protect its interests, CEMEX Colombia presented to the competent authorities the information of the cement project under development and explained how this measure affected the transfer of full ownership rights of the related assets under negotiation. Considering CEMEX Colombia’s efforts, and as a temporary solution while the request for the revocation of the measures against CI CALIZAS is resolved, CEMEX Colombia entered into a lease contract with the authority acting as depository of the affected assets pursuant to which CEMEX Colombia is authorized to continue with the necessary works for the construction of the cement plant and consequently to protect all the infrastructure works and investments already made by CEMEX Colombia. Additionally, CEMEX Colombia became party in the legal proceeding to enforce its rights under the MOU and to conclude the negotiation once the proceeding is resolved. As of December 31, 2015, CEMEX Colombia considers that its investments in the development of the plant are protected by virtue of the lease contract. Nonetheless, if there is a final adverse resolution of the authority with respect to CI CALIZAS S.A.’s rights to dispose of the land, the mining title and the free zone, and if CEMEX Colombia exhausts all legal resources available against the adverse resolution, in such event that the lease could not be extended, the resolution could have a material adverse effect on the Company’s results of operations, liquidity or financial condition.

•	In September 2014, the National Markets and Competition Commission (Comisión Nacional de los Mercados y la Competencia or the “CNMC”), in the context of an investigation of the Spanish cement, ready-mix concrete and related products industry regarding alleged anticompetitive practices, inspected one of CEMEX’s facilities in Spain. On January 12, 2015, CEMEX España Operaciones, S.L.U., was notified of the initiation by the CNMC of a disciplinary proceeding for alleged prohibited conducts. On November 19, 2015, CEMEX España Operaciones, S.L.U. was notified that the alleged anticompetitive practices in 2009 for the cement market and the years 2008, 2009, 2012, 2013 and 2014 for the ready-mix market. CEMEX España Operaciones, S.L.U. believes that it has not breached any applicable laws. As of December 31, 2015, considering the early stage of this matter, CEMEX cannot assess the likelihood of the CNMC issuing a decision imposing any penalties or remedies, if any, or the amount of the penalty or the scope of the remedies, if any. However, if the CNMC issues a decision imposing any penalty or remedy, CEMEX does not expect that it would have a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Other contingencies from legal proceedings – continued

•	On September 5, 2013, the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio the “SIC”) opened an investigation against five cement companies and 14 directors of those companies, including CEMEX Colombia, its former legal representative and the current President of CEMEX Colombia, for allegedly breaching rules which prohibit: a) to limit free competition and/or determining or maintaining unfair prices; b) direct or indirect price fixing agreements; and c) any market sharing agreements between producers or distributors. In connection with the 14 executives under investigation, the SIC may sanction any individual who collaborated, facilitated, authorized, executed or tolerated behavior that violates free competition rules. On October 7, 2013, CEMEX Colombia responded the resolution and submitted evidence in its relief. If the alleged infringements are substantiated, penalties may be imposed by the SIC against each company being declared in breach of the competition rules for an equivalent of up to US$19 (Ps327) for each violation, and an equivalent of up to US$1 (Ps17) against those individuals found responsible. CEMEX cannot determine when a final decision by the SIC would be issued. As of December 31, 2015, CEMEX is not able to assess the likelihood of the SIC imposing any measures and/or penalties against CEMEX Colombia, but if any penalties are imposed, would not have a material adverse effect on CEMEX’s results of operations, liquidity or financial condition.

•	On July 24, 2013, the South Louisiana Flood Protection Authority-East (“SLFPAE”) issued a petition for damages in the Civil District Court for the Parish of Orleans, Louisiana in the United States, against approximately 100 defendants including CEMEX, Inc., one of CEMEX´s subsidiaries in the United States, seeking compensation for and the restoration of certain coastal lands near New Orleans alleged to have been damaged by activities related to oil and gas exploration and production since the early 1900’s. CEMEX, Inc., which was previously named Southdown, Inc., may have acquired liabilities, to the extent there may be any, in connection with oil and gas operations that were divested in the late 1980’s. The matter was removed to the United States District Court for the Eastern District of Louisiana (the “Louisiana District Court”). On June 6, 2014, a new act (“Act 544”) was enacted which prohibits certain state or local governmental entities such as the SLFPAE from initiating certain causes of action including the claims asserted in this matter. The effects of Act 544 on the pending matter have yet to be determined by the Louisiana District Court. Further, CEMEX, Inc. was dismissed without prejudice by the plaintiffs. On February 13, 2015, the Louisiana District Court dismissed the plaintiffs’ claims with prejudice. On February 27, 2015, the plaintiffs appealed this ruling. As of December 31, 2015, CEMEX cannot assess the likelihood of an adverse result or, because of the number of defendants, the potential damages which could be borne by CEMEX, Inc., if any, or if such damages, would have or not a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

•	On June 21, 2012, one of CEMEX’s subsidiaries in Israel was notified about an application for the approval of a class action suit against it. The application, filed by a homeowner who built his house with concrete supplied by CEMEX in October of 2010 (same application was filed against three other companies by the same legal representative), claims that the concrete supplied to him did not meet with the Israeli ready-mix strength standard requirements and that as a result CEMEX acted unlawfully toward all of its customers who received concrete that did not comply with such standard requirements. As per the application, the plaintiff claims that the supply of the alleged non-conforming concrete has caused financial and non-financial damages to those customers, including the plaintiff. CEMEX presumes that the class action would represent the claim of all the clients who purchased the alleged non-conforming concrete from its subsidiary in Israel during the past 7 years, the limitation period according to applicable laws in Israel. The damages that could be sought amount and equivalent to approximately US$71 (Ps1,223). CEMEX’s subsidiary submitted a formal response to the corresponding court. The applicant requested the court to join all claims brought by him. In a hearing held on December 20, 2015, the preliminary proceeding was completed and the court set dates for hearing evidence on May 8, 10 and 16, 2016. Moreover, the court decided to join together all claims against all four companies, including CEMEX’s subsidiary in Israel, in order to simplify and shorten court proceedings, however, the court has not formally decided to join together all claims. As of December 31, 2015, CEMEX’s subsidiary in Israel is not able to assess the likelihood of the class action application being approved or, if approved, of an adverse result, such as an award for damages in the full amount that could be sought, but if adversely resolved CEMEX does not believe that the final resolutions would have a material adverse impact on its results of operations, liquidity or financial condition.

•	On January 20, 2012, the United Kingdom Competition Commission (the “UK Commission”), commenced a market investigation (“MIR”) into the supply or acquisition of cement, ready-mix concrete and aggregates. The referral to the UK Commission was made by the Office of Fair Trading, following an investigation by them of the aggregates sector. The UK Commission issued its full Provisional Findings Report on May 23, 2013, in which it provisionally found that there was a combination of structural and conduct features that gave rise to an adverse effect on competition in the Great Britain cement markets and an adverse effect on competition as a result of contracts involving certain major suppliers of granulated blast furnace slag and for the supply of ground granulated blast furnace slag. The UK Commission has not identified any problems with the markets for aggregates or ready mix concrete. The possible remedies the UK Commission listed include, among others, the divestiture of cement production capacity and/or ready mix concrete plants by one or more of the top three cement producers and the creation of a cement buying group. On October 8, 2013 the UK Commission announced its provisional decision did not require CEMEX to divest assets in the United Kingdom. On January 14, 2014, the UK Commission published its final report, which followed the earlier provisional decision in regards CEMEX’s subsidiaries in the United Kingdom. However, the final report made changes regarding the supply of granulated blast furnace slag and for the supply of ground granulated blast furnace slag by the other major participants in the MIR. These resolutions did not affect CEMEX’s results of operations, liquidity or financial condition.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Other contingencies from legal proceedings – continued

•	In connection with a lawsuit submitted to a first instance court in Assiut, Egypt and notified on May 23, 2011 to ACC, on September 13, 2012, the first instance court of Assiut issued a resolution in order to nullify the Share Purchase Agreement (the “SPA”) pursuant to which CEMEX acquired a controlling interest in ACC. In addition, on April 7, 2011 and March 6, 2012, lawsuits seeking, among other things, the annulment of the SPA were filed by different plaintiffs, including 25 former employees of ACC, before Cairo’s State Council. On January 20, 2014, the Appeals Court in Assiut, Egypt, issued a judgment revoking the court’s resolution and referring the matter to an administrative court in Assiut (the “Assiut Administrative Court”). Moreover, on February 23, 2014, in connection with the above, three plaintiffs filed a lawsuit before the Assiut Administrative Judiciary Court requesting the cancellation of the resolutions taken by the shareholders of Metallurgical Industries Company (“MIC”) in connection with the sale of ACC’s shares and negotiation of the SPA. In a related matter, on April 22, 2014, the Presidential Decree on Law No. 32 of 2014 (“Law 32/2014”), which regulates legal actions to challenge agreements entered into by the Egyptian State and third parties, become effective, but still subject to approval by the House of Representatives. On October 15, 2014, the Assiut Administrative Court referred the case to the Administrative Judiciary Court of Assiut. During March 2015, the Court’s State Commissioner Authority (“SCA”) recommended the 7th and 8th Circuits of Cairo’s State Council Administrative Judiciary Court to suspend the proceedings until the High Constitutional Court pronounces itself with regards to the challenges against the constitutionality of the Law 32/2014. At a session held on September 3, 2015, the 7th Circuit of Cairo’s State Council Administrative Judiciary Court accepted the SCA’s report recommendation and ruled for staying the proceedings until the High Constitutional Court pronounces itself with regards to the challenges against the constitutionality of Law No.32/2014. In a hearing held on October 13, 2015, the 8th Circuit of Cairo’s State Council Administrative Judiciary Court reviewed the SCA’s recommendations and the case was adjourned to January 26, 2016 for passing judgment. In October 2015, the SCA, recommended that due to the absence of geographical jurisdiction to review the case, it should be referred to the 7th Circuit of “Economic and Investment Disputes” of Cairo’s State Council Administrative Judiciary Court. The Assiut Administrative Judiciary Court scheduled a hearing for the case for February 24, 2016. During October and November 2015, parliamentary elections to the House of Representatives took place and as of December 31, 2015, it was expected that their first session took place on January 10, 2016. In consideration of the aforementioned, after several resolutions, hearings and appeals in these cases over the years, as of December 31, 2015, CEMEX is not able to assess the likelihood of an adverse resolution regarding these lawsuits nor is able to assess if the Constitutional Court will dismiss Law 32/2014 or if Law 32/2014 will not be ratified by the House of Representatives, but, regarding the lawsuits, if adversely resolved, CEMEX does not believe the resolutions in the first instance would have an immediate material adverse impact on CEMEX´s operations, liquidity and financial condition. However, if CEMEX exhausts all legal recourses available, a final adverse resolution of these lawsuits, or if the Constitutional Court dismisses Law 32/2014, or if Law 32/2014 is not ratified by the House of Representatives, this could adversely impact the ongoing matters regarding the SPA, which could have a material adverse impact on CEMEX’s operations, liquidity and financial condition.

•	On December 8, 2010, the European Commission (the “EC”) initiated an investigation in respect of possible anticompetitive practices in Austria, Belgium, the Czech Republic, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom, which include CEMEX and seven other companies. After several requests of information by the EC to CEMEX during the audits process, hearings, appeals and replies by CEMEX over the years, on March 14, 2014, the General Court dismissed the appeal filed by CEMEX and confirmed the lawfulness of the request for information sent by the EC in all of its aspects. On May 23, 2014, CEMEX and several of its affiliates in Europe filed an appeal against the General Court’s judgment before the European Court of Justice. If the alleged infringements are substantiated, the EC may impose a maximum fine of up to 10% of the total turnover of the relevant companies for the last year preceding the imposition of the fine for which the financial statements have been approved. On July 31, 2015, the EC communicated that the formal proceedings initiated against CEMEX and other seven companies regarding anticompetitive practices were closed. As a result, CEMEX is not subject to any fines or penalties resulting from such proceedings. As a consequence, CEMEX and its affiliates also withdrew the appeal filed before the European Court of Justice.

•	On October 26, 2010, CEMEX, Inc., received an Antitrust Civil Investigative Demand from the Office of the Florida Attorney General, which seeks documents and information in connection with an antitrust investigation in the ready-mix concrete industry in Florida. As of December 31, 2015, CEMEX Inc. has complied with the Office of the Florida Attorney General with respect to the documents and information requested by the civil investigative demand and cannot determine if any formal proceeding will be initiated by such authority, however, if any proceeding is initiated, CEMEX, Inc. does not currently expect that any adverse decision against CEMEX resulting from the investigation would have a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

•	On June 5, 2010, the District of Bogota’s Environmental Secretary (Secretaría Distrital de Ambiente de Bogotá or the “Environmental Secretary”), ordered the suspension of CEMEX Colombia’s mining activities at El Tunjuelo quarry, located in Bogota, as well as those of other aggregates producers in the same area. The Environmental Secretary alleged that during the past 60 years, CEMEX Colombia and the other companies have illegally changed the course of the Tunjuelo River, have used the percolating waters without permission and have improperly used the edge of the river for mining activities. In connection with the injunction, on June 5, 2010, CEMEX Colombia received a notification from the Environmental Secretary informing the initiation of proceedings to impose fines against CEMEX Colombia based on the above mentioned alleged environmental violations. CEMEX Colombia responded to the injunction by requesting that it be revoked based on the fact that the mining activities at El Tunjuelo quarry are supported by the authorizations required by the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and permanently authorized by the Ministry of Environment and Sustainable Development (Ministerio de Ambiente y Desarrollo Sostenible). On June 11, 2010, the local authorities in Bogota, in compliance with the Environmental Secretary’s decision, sealed off the mine to machinery and prohibited the removal of CEMEX’s aggregates inventory. Although there is not an official quantification of the possible fine, the Environmental Secretary has publicly declared that the fine could be up to the equivalent of approximately US$95 (Ps1,637). The temporary injunction does not currently compromise the production and supply of ready-mix concrete to CEMEX’s clients in Colombia. At this stage, CEMEX is not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia. An adverse resolution on this case could have a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Other contingencies from legal proceedings – continued

•	In January 2009, in response to litigation brought by environmental groups concerning the manner in which certain federal quarry permits were granted to CEMEX Construction Materials Florida, LLC (“CEMEX Florida”), one of CEMEX´s subsidiaries in the United States , a judge from the U.S. District Court for the Southern District of Florida ordered the withdrawal of the federal quarry permits of CEMEX Florida’s SCL, FEC and Kendall Krome quarries, in the Lake Belt area in South Florida. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the Army Corps of Engineers (the “Engineers”) in connection with the issuance of the permits. On January 29, 2010, the Engineers concluded a review and issued a decision supporting the issuance of new federal quarry permits for the SCL and FEC quarries. During February 2010, new quarry permits were granted to the SCL and FEC quarries. A number of potential environmental impacts must be addressed at the wetlands located at the Kendall Krome site before a new federal quarry permit may be issued for mining at that quarry. If CEMEX Florida is unable to maintain the new Lake Belt permits, CEMEX Florida would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. The cessation or significant restriction of quarrying operations in the Lake Belt area could have a significant adverse impact on CEMEX’s results of operations, liquidity or financial condition.

•	In April 2006, the cities of Kaštela and Solin in Croatia published their respective development master plans, adversely impacting the mining concession granted to CEMEX Hrvatska d.d. (“CEMEX Croatia”), one of CEMEX’s subsidiaries in Croatia, by the Croatian government in September 2005. After several procedures and appeals filed by CEMEX over the years before the Constitutional Court and before the Administrative Court in Croatia, seeking prohibition of the implementation of the master plans and a declaration from the Croatian Government confirming its acquired rights under the mining concessions, and after several resolutions of the authorities thereof, on April 4, 2014, CEMEX Croatia was notified that the administrative court rejected its claims and found that its acquired rights or interests under the mining concessions had not been violated as a result of any act or decision made by the cities of Solin or Kaštela or any other governmental body. On April 29, 2014, CEMEX Croatia filed two claims before the Constitutional Court alleging that CEMEX Croatia’s constitutional rights to a fair trial and judicial protection had been violated. In order to alleviate the adverse impact of the aforementioned master plans, as of December 31, 2015, CEMEX Croatia is in the process of preparing all documentation necessary to comply with applicable rules and regulations in order to obtain a new concession. At this stage of the proceedings, as of December 31, 2015, we are not able to assess the likelihood of an adverse result to the claims filed before the Constitutional Court of the Republic of Croatia, but if adversely resolved, it should not have a material adverse impact on CEMEX’s results of operations, liquidity and financial condition. In addition, during May 2015, CEMEX Croatia obtained a new permit from the Croatian Ministry of Construction and Physical Planning for CEMEX Croatia’s Sveti Juraj-Sveti Kajo quarry.

•	In August 2005, a lawsuit was filed against CEMEX Colombia and other members of the Colombian Ready-mix Producers Association (Asociación Colombiana de Productores de Concreto or “ASOCRETO”). The lawsuit claimed that CEMEX Colombia and other ASOCRETO members were liable for the premature distress of the concrete slabs of the Autopista Norte trunk line of the Transmilenio bus rapid transit system in Bogota in which ready-mix concrete and flowable fill supplied by CEMEX Colombia and other ASOCRETO members was used. The plaintiffs alleged that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs seek compensation for damages for an equivalent of approximately US$32 (Ps551). On October 10, 2012, a court resolution convicted the former director of the Urban Development Institute (“UDI”), the legal representatives of the builder and the auditor to a prison term of 85 months and a fine equivalent to approximately 10 thousand dollars, and ordered a restart of the proceeding against the ASOCRETO officers. On August 30, 2013, after an appeal by the UDI, the Superior Court of Bogota issued a resolution that, among other matters, reduced the prison term imposed to the former UDI officers to 60 months, imposed the UDI officers to severally pay an amount equivalent to US$34 (Ps586), overturned the sentence imposed to the builder’s legal representatives and auditor because the criminal action against them was time barred, revoked the annulment in favor of the ASOCRETO officers and ordered the first instance judge to render a judgment regarding the ASOCRETO officers’ liability or lack thereof. On January 21, 2015, the Penal Circuit Court of Bogota issued a resolution regarding the application of the statute of limitations to the criminal investigation against the ASOCRETO officers acknowledging that the ASOCRETO officers were not public officers, and as a consequence, finalizing the process against the ASOCRETO officers and the civil responsibility claim against CEMEX Colombia. On July 28, 2015, the Superior Court of Bogota (Tribunal Superior de Bogotá) upheld this resolution and as such finalized the action brought against CEMEX Colombia for the premature distress of the concrete slabs of the Autopista Norte trunk. In addition, six actions related to the premature distress of the concrete slabs were brought against CEMEX Colombia. The Cundinamarca Administrative Court (Tribunal Administrativo de Cundinamarca) nullified five of these actions and currently, only one remains outstanding. In addition, the UDI filed another action alleging that CEMEX Colombia made deceiving advertisements on the characteristics of the flowable fill used in the construction of the line. CEMEX Colombia participated in this project solely and exclusively as supplier of the ready-mix concrete and flowable fill, which were delivered and received to the satisfaction of the contractor, fulfilling all the required technical specifications. CEMEX Colombia did not participate in nor had any responsibility on the design, sourcing of materials or their corresponding technical specifications or construction. The court’s resolution is subject to be appealed before the Superior Court of Bogota. As of December 31, 2015, CEMEX is not able to assess the likelihood of an adverse result, regarding the action filed before the Cundinamarca Administrative Court and the action filed by the UDI, but if adversely resolved, they could have a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

In connection with the legal proceedings presented in notes 24A and 24B, the exchange rates as of December 31, 2015 used by CEMEX to convert the amounts in local currency to their equivalents in dollars were the official closing exchange rates of approximately 3.92 polish zloty per dollar, 0.92 euro per dollar, 0.68 british pound sterling per dollar, 3,149 colombian pesos per dollar and 3.9 israel shekel per dollar.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Other contingencies from legal proceedings – continued

In addition to the legal proceedings described above in notes 24A and 24B, as of December 31, 2015, CEMEX is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions or divestitures; 4) claims to revoke permits and/or concessions; and 5) other diverse civil actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice CEMEX’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX has disclosed qualitative information with respect to the nature and characteristics of the contingency, but has not disclosed the estimate of the range of potential loss.

25) RELATED PARTIES

All significant balances and transactions between the entities that constitute the CEMEX group have been eliminated in the preparation of the consolidated financial statements. These balances with related parties resulted primarily from: (i) the sale and purchase of goods between group entities; (ii) the sale and/or acquisition of subsidiaries’ shares within the CEMEX group; (iii) the invoicing of administrative services, rentals, trademarks and commercial name rights, royalties and other services rendered between group entities; and (iv) loans between related parties. Transactions between group entities are conducted on arm’s length terms based on market prices and conditions. When market prices and/or market conditions are not readily available, CEMEX conducts transfer pricing studies in the countries in which it operates to assure compliance with regulations applicable to transactions between related parties.

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

As of December31, 2015, CEMEX has identified the following transactions between related parties:

•	Mr. Karl H. Watson Jr. was the President of CEMEX USA up until December 31, 2015. In the ordinary course of business, CEMEX USA’s operations pay fees for freight services to Florida Aggregate Transport, a Florida based vendor. Karl H. Watson Jr.’s stepbrother is part of Florida Aggregate Transport’s ownership and senior management. The amounts of these services, which are negotiated on market terms, are not material to CEMEX USA’s operations and CEMEX is not able to determine if the amounts are material for Florida Aggregate Transport.

•	For the years ended December 31, 2015, 2014 and 2013, the aggregate amount of compensation of CEMEX board of directors, including alternate directors, and top management executives, was approximately US$36 (Ps579), US$68 (Ps909) and US$39 (Ps503), respectively. Of these amounts, approximately US$25 (Ps402) in 2015, US$35 (Ps464) in 2014 and US$25 (Ps320) in 2013, was paid as base compensation plus performance bonuses, including pension and postretirement benefits. In addition, approximately US$11 (Ps177) in 2015, US$33 (Ps444) in 2014 and US$14 (Ps183) in 2013 of the aggregate amount in each year, corresponded to allocations of CPOs under CEMEX’s executive stock-based compensation programs. In 2014 and 2013, the amount of CPOs allocated included approximately US$4 (Ps52) and US$3 (Ps38), respectively, of compensation earned under the program that is linked to the fulfillment of certain performance conditions and that was payable through March 2015 to then still active members of CEMEX, S.A.B. de C.V.’s board of directors and top management executives (note 21).

26) SUBSEQUENT EVENTS

On January 6, 2016, in connection with the merger of Alestra and Axtel mentioned in note 16D that is expected to be effective beginning February 15, 2016, the forward contract between a financial counterparty and CEMEX over the 59.5 million CPOs of Axtel was cash settled and as a result CEMEX received approximately US$4, net of transaction costs. In a separate transaction, considering that as of December 31, 2015, CEMEX held an investment in Axtel that upon completion of the Alestra and Axtel merger will be exchanged proportionately according to the new ownership interests for shares in the new merged entity that will remain public and the attractive business outlook of such new entity, after the settlement of the Axtel forward contract, CEMEX decided to purchase in the market the 59.5 million CPOs of Axtel and incorporate them to CEMEX’s investments available for sale (note 13B).

In February 2016, CEMEX launched a consent request to lenders under the Credit Agreement, in relation with the plan to divest certain assets in the Philippines. The consent allows CEMEX the right to sell a non-controlling interest of CEMEX Holding Philippines. On March 7, 2016, CEMEX obtained such consent. As a result of the consent, some amendments were applicable to the Credit Agreement. Such amendments are in connection with the consolidated leverage ratio on the applicable margin over LIBOR (Note 16A). If the consolidated leverage ratio is greater than 5.50 times on December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017, the applicable margin over LIBOR would be 425 bps instead of 400 bps. Additional amendments are: (i) the consolidated leverage ratio covenant will remain at 6.0 times until and including March 31, 2017 and will gradually decrease to 4.0 times by June 30, 2020; and (ii) the consolidated coverage ratio covenant will remain at 1.85 times until and including March 31, 2017, increasing to 2.0 times on June 30, 2017 and to 2.25 times on December 31, 2017, remaining at this level for each subsequent reference period.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Subsequent events – continued

In 1990, CEMEX Granulats Rhône Méditerranée (“CEMEX Granulats”), one of CEMEX’s subsidiaries in France, entered into a contract (the “Quarry Contract”) with SCI La Quinoniere (“SCI”) pursuant to which CEMEX Granulats has drilling rights in order to extract reserves and do quarry remediation at a quarry in the Rhone region of France. In 2012, SCI filed a claim against CEMEX Granulats for breach of the Quarry Contract, requesting the rescission of the Quarry Contract and damages plus interest of approximately €55 (US$63), resulting from CEMEX Granulats having partially filled the quarry allegedly in breach of the terms of the Quarry Contract. After many hearings, the parties expect to be formally notified during April or May 2016 about the judgment to be issued by the corresponding court in Lyon, France. SCI or CEMEX Granulats will have one month after the formal notification of the judgment to file an appeal. While CEMEX Granulats has maintained throughout the legal proceedings that it has not breached the Quarry Contract and that the corresponding Rhone region administrative authority had issued a decree ordering that the quarry had to be partially filled, if an adverse judgment from the corresponding court is notified to CEMEX Granulats and if CEMEX Granulats also receives an adverse result to any appeals or any subsequent recourses it could file. As of March 31, 2016, CEMEX considers that an adverse resolution on this matter would have a material adverse impact on CEMEX’s results of operations, liquidity and financial condition.

In connection with the securitization programs for the sale of accounts receivable (note 9) in the United States, France and the United Kingdom, CEMEX extended such plans in March 2016 and now they mature in March 2017.

On March 9, 2016, CEMEX, S.A.B. de C.V. announced the pricing of US$1,000 principal amount of 7.75% senior secured notes maturing on April 16, 2026 (the “Notes”). The Notes were issued at a price of 99.986% of face value and will be callable commencing on April 16, 2021. The closing of the offering was on March 16, 2016. CEMEX intends to use the net proceeds from the offering of the Notes to fund the redemption and/or the repurchase of (i) the April 2019 U.S. Dollar Notes (ii) the April 2019 Euro Notes and/or (iii) the 9.50% June 2018 U.S. Dollar Notes and the remainder, if any, for general corporate purposes, including the repayment of other indebtedness, all in accordance with CEMEX’s Credit Agreement (Note 16A).

On March 10, 2016, CEMEX entered into an agreement with SIAM City Cement Public Company Limited (“SIAM Cement”) for the sale of the Company’s operations in Bangladesh and Thailand for approximately US$53 (Ps916). The closing of this transaction is subject to the satisfaction of customary conditions. CEMEX currently expects to finalize the sale of the operations in Bangladesh and Thailand to SIAM Cement during the second quarter of 2016.

On March 11, 2016, CEMEX Holding Philippines (“CHP”), an indirect wholly-owned subsidiary of CEMEX España, filed a registration statement with the Securities and Exchange Commission of the Philippines (the “Philippine SEC”) relating to an initial public offering of CHP’s common shares. Subject to obtaining the corresponding approval from the Philippine SEC and the Philippine Stock Exchange (the “PSE”) for the listing of CHP’s shares on the PSE, CHP intends to offer a non-controlling interest in CHP’s capital stock in a public offering to investors in the Philippines and, in a concurrent private placement, to eligible investors outside of the Philippines. CHP’s assets consist primarily of CEMEX’s cement manufacturing assets in the Philippines.

On March 31, 2016, stockholders at the annual ordinary shareholders’ meeting approved, among other resolutions, a capitalization of retained earnings consisting in the issuance of 1,077,407,844 Series A shares and 538,703,922 Series B shares, equivalent to approximately 538.7 million CPOs, to be allocated to shareholders on a pro rata basis pursuant to such approval. These shares will become part of CEMEX, S.A.B. de C.V.’s outstanding capital stock on May 4, 2016.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

Subsequent events – continued

In connection with earnings (loss) per share (note 22) and the capitalization of retained earnings mentioned above, on a pro forma basis giving effect to the issuance of new shares, CEMEX’s earnings (loss) per share in 2015, 2014 and 2013 would have been as follows:

	2015		2014	2013
Denominator (thousands of shares)
Weighted average number of shares outstanding		39,760,594	38,193,098	37,028,195
Capitalization of retained earnings		1,616,112	1,616,112	1,616,112
Effect of dilutive instruments – mandatorily convertible securities (note 16B)		654,727	654,727	654,727

Weighted average number of shares – basic		42,031,433	40,463,937	39,299,034
Effect of dilutive instruments – stock-based compensation (note 21)		171,747	293,657	306,930
Effect of potentially dilutive instruments – optionally convertible securities (note 16B)		4,870,774	5,963,148	7,389,708

Weighted average number of shares – diluted		47,073,954	46,720,742	46,995,672

Numerator
Net income (loss) from continuing operations	Ps	1,166	(5,790)	(9,708)
Less: non-controlling interest net income		932	1,103	1,223

Controlling interest net income (loss) from continuing operations		234	(6,893)	(10,931)
Plus: after tax interest expense on mandatorily convertible securities		144	164	181

Controlling interest net income (loss) from continuing operations – for basic earnings per share calculations		378	(6,729)	(10,750)
Plus: after tax interest expense on optionally convertible securities		1,288	1,424	1,494

Controlling interest net income (loss) from continuing operations – for diluted earnings per share calculations	Ps	1,666	(5,305)	(9,256)

Income from discontinued operations	Ps	967	110	97

Basic Earnings (Loss) Per Share
Controlling Interest Basic Earnings (Loss) Per Share	Ps	0.03	(0.16)	(0.27)
Controlling Interest Basic Earnings (Loss) Per Share from continuing operations		0.01	(0.17)	(0.27)
Controlling Interest Basic Earnings (Loss) Per Share from discontinued operations		0.02	0.01	—

Controlling Interest Diluted Earnings (Loss) Per Share
Controlling Interest Diluted Earnings (Loss) Per Share	Ps	0.03	(0.16)	(0.27)
Controlling Interest Diluted Earnings (Loss) Per Share from continuing operations		0.01	(0.17)	(0.27)
Controlling Interest Diluted Earnings (Loss) Per Share from discontinued operations		0.02	0.01	—

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

(Millions of Mexican pesos)

27) MAIN SUBSIDIARIES

The main subsidiaries as of December 31, 2015 and 2014 were as follows:

		% Interest
Subsidiary	Country	2015	2014
CEMEX México, S. A. de C.V. [1]	Mexico	100.0	100.0
CEMEX España, S.A. [2]	Spain	99.9	99.9
CEMEX, Inc.	United States of America	100.0	100.0
CEMEX Latam Holdings, S.A. [3]	Spain	74.4	74.4
CEMEX (Costa Rica), S.A.	Costa Rica	99.1	99.1
CEMEX Nicaragua, S.A.	Nicaragua	100.0	100.0
Assiut Cement Company	Egypt	95.8	95.8
CEMEX Colombia S.A. [4]	Colombia	99.7	99.7
Cemento Bayano, S.A. [5]	Panama	99.9	99.9
CEMEX Dominicana, S.A.	Dominican Republic	100.0	100.0
CEMEX de Puerto Rico Inc.	Puerto Rico	100.0	100.0
CEMEX France Gestion (S.A.S.)	France	100.0	100.0
Solid Cement Corporation [6]	Philippines	100.0	100.0
APO Cement Corporation [7]	Philippines	100.0	100.0
CEMEX (Thailand) Co., Ltd. [7]	Thailand	100.0	100.0
CEMEX Holdings (Malaysia) Sdn Bhd	Malaysia	100.0	100.0
CEMEX U.K.	United Kingdom	100.0	100.0
CEMEX Deutschland, AG.	Germany	100.0	100.0
CEMEX Czech Republic, s.r.o.	Czech Republic	100.0	100.0
CEMEX Polska sp. Z.o.o.	Poland	100.0	100.0
CEMEX Holdings (Israel) Ltd.	Israel	100.0	100.0
CEMEX SIA	Latvia	100.0	100.0
CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC [8]	United Arab Emirates	100.0	100.0
CEMEX AS	Norway	100.0	100.0
Cimentos Vencemos do Amazonas, Ltda.	Brazil	100.0	100.0
Readymix Argentina, S.A.	Argentina	100.0	100.0
CEMEX Jamaica	Jamaica	100.0	100.0
Neoris N.V. [9]	The Netherlands	99.8	99.8
CEMEX International Trading, LLC [10]	United States of America	100.0	100.0
Transenegy, Inc. [11]	United States of America	100.0	100.0

1	CEMEX México, S.A. de C.V. is the indirect holding company of CEMEX España, S.A. and subsidiaries.
2	CEMEX España, S.A is the indirect holding company of most of CEMEX’s international operations.
3	The interest reported includes treasury shares, CEMEX Latam Holdings, which is listed in the Colombian Stock Exchange, is a subsidiary of CEMEX España, S.A. and the indirect holding company of CEMEX’s operations in Colombia, Costa Rica, Panama, Brazil, Guatemala and El Salvador (note 20D).
4	Represents our 99.7% and 98.9% interest in ordinary and preferred shares, respectively.
5	Includes a 0.515% interest held on Cemento Bayano’s treasury.
6	Includes CEMEX Asia Holdings Ltd.’s 70% indirect economic interest and 30% indirect equity interest by CEMEX España, S.A.
7	Represents CEMEX Asia Holdings Ltd.’s indirect economic interest.
8	CEMEX owns a 49% equity interest in each of these entities and holds the remaining 51% of the economic benefits, through agreements with other shareholders.
9	Neoris N.V. is the holding company of the entities involved in the sale of information technology solutions and services.
10	CEMEX International Trading, LLC is involved in the international trading of CEMEX’s products.
11	This entity was formerly named Gulf Coast Portland Cement Co. it is engaged in the procurement of fuels, such as coal and petroleum coke, used in certain CEMEX’s operations.