Form 20-F
period 2017-12-31
CEMEX SAB DE CV
filed 2018-04-30
CIK 1076378

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Nuevo León, 66265, México

(Address of principal executive offices)

Roger Saldaña Madero,

+52 81 8888-8888, +52 81 8888-4399,

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, San Pedro Garza García,

Nuevo León, 66265, México

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

15,085,567,391 CPOs

30,214,469,912 Series A shares (including Series A shares underlying CPOs)

15,107,234,956 Series B shares (including Series B shares underlying CPOs)

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act (check one).

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

i

ii

INTRODUCTION

CEMEX, S.A.B. de C.V. is incorporated as a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of the United Mexican States (“Mexico”). Except as the context otherwise may require, references in this annual report to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. See note 1 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The regulations of the United States Securities and Exchange Commission (the “SEC”), do not require foreign private issuers that prepare their financial statements based on IFRS (as published by the IASB) to reconcile such financial statements to U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

References in this annual report to “U.S.$” and “Dollars” are to U.S. Dollars, references to “€” are to Euros, references to “£” and “Pounds” are to British Pounds, and, unless otherwise indicated, references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos. References to “billion” mean one thousand million. References in this annual report to “CPOs” are to CEMEX, S.A.B. de C.V.’s Certificados de Participación Ordinarios. The Dollar amounts provided below, unless otherwise indicated elsewhere in this annual report, are translations of Peso amounts at an exchange rate of Ps19.65 to U.S.$1.00, the CEMEX accounting rate (as defined herein) as of December 31, 2017. However, in the case of transactions conducted in Dollars, we have presented the U.S. Dollar amount of the transaction and in most cases, when such amounts are presented in our consolidated financial statements, the corresponding Peso amount is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Mexican Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. Between January 1, 2018 and April 20, 2018, the Mexican Peso appreciated by approximately 6% against the U.S. Dollar, based on the noon buying rate for Pesos. See “Item 3—Key Information—Selected Consolidated Financial Information.”

The noon buying rate for Mexican Pesos on December 31, 2017 was Ps19.64 to U.S.$1.00 and on April 20, 2018, was Ps18.61 to U.S.$1.00.

References in this annual report to total debt plus other financial obligations (which include debt under the 2017 Credit Agreement (as defined herein)) do not include debt and other financial obligations of ours held by us. See notes 2.6 and 16.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report for a detailed description of our other financial obligations. Total debt plus other financial obligations differs from the calculation of debt under the 2017 Credit Agreement.

We also refer in various places within this annual report to non-IFRS measures, including “Operating EBITDA.” “Operating EBITDA” equals operating earnings before other expenses, net, plus amortization and depreciation expenses, as more fully explained in “Item 3—Key Information—Selected Consolidated Financial Information.” The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our 2017 audited consolidated financial results prepared in accordance with IFRS as issued by the IASB.

We have approximated certain numbers in this annual report to their closest round numbers or a given number of decimal places. Due to rounding, figures shown as totals in tables may not be arithmetic aggregations of the figures preceding them.

CERTAIN TECHNICAL TERMS

When used herein, the terms set forth below mean the following:

•	Aggregates are sand and gravel, which are mined from quarries. They give ready-mix concrete its necessary volume and add to its overall strength. Under normal circumstances, one cubic meter of fresh concrete contains two metric tons of gravel and sand.

•	Clinker is an intermediate cement product made by sintering limestone, clay, and iron oxide in a kiln at around 1,450 degrees Celsius. One metric ton of clinker is used to make approximately 1.1 metric tons of gray portland cement.

•	Gray portland cement, used for construction purposes, is a hydraulic binding agent with a composition by weight of at least approximately 95% clinker and up to 5% of a minor component (usually calcium sulfate) which, when mixed with sand, stone or other aggregates and water, produces either concrete or mortar.

•	Petroleum coke (pet coke) is a by-product of the oil refining coking process.

•	Ready-mix concrete is a mixture of cement, aggregates, and water.

•	Tons means metric tons. One metric ton equals 1.102 short tons.

•	White cement is a specialty cement used primarily for decorative purposes.

PART I

Item 1—Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2—Offer Statistics and Expected Timetable

Not applicable.

Item 3—Key Information

Summary of Most Important Transactions since the 2009 Refinancing

On August 14, 2009, CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into a financing agreement (the “2009 Financing Agreement”), which extended the final maturities of U.S.$15 billion in syndicated and bilateral loans and private placement notes to February 14, 2014. On July 5, 2012, CEMEX, S.A.B. de C.V. and certain of its subsidiaries launched an exchange offer and consent request (the “2012 Exchange Offer and Consent Request”), to eligible creditors under the 2009 Financing Agreement pursuant to which eligible creditors were requested to consent to certain amendments to the 2009 Financing Agreement (together, the “2012 Amendment Consents”). In addition, CEMEX, S.A.B. de C.V. and certain of its subsidiaries offered to exchange the indebtedness owed to such creditors under the 2009 Financing Agreement that were eligible to participate in the 2012 Exchange Offer and Consent Request (the “Participating Creditors”) for (i) new loans (or, in the case of the private placement notes, new private placement notes) or (ii) up to U.S.$500 million of CEMEX, S.A.B. de C.V.’s 9.50% Senior Secured Notes due 2018 issued on September 17, 2012 (the “June 2018 U.S. Dollar Notes”), in each case, in transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

On September 17, 2012, CEMEX, S.A.B. de C.V. and certain of its subsidiaries successfully completed the refinancing transactions contemplated by the 2012 Exchange Offer and Consent Request (collectively, the “2012 Refinancing Transaction”), and CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into (a) an amendment and restatement agreement, dated September 17, 2012 (the “2012 Amendment and Restatement Agreement”), pursuant to which the 2012 Amendment Consents with respect to the 2009 Financing Agreement were given effect, and (b) a facilities agreement, dated September 17, 2012 (as amended from time to time, the “2012 Facilities Agreement”), pursuant to which CEMEX, S.A.B. de C.V. and certain of its subsidiaries were deemed to borrow loans from those Participating Creditors participating in the 2012 Exchange Offer and Consent Request in principal amounts equal to the principal amounts of indebtedness subject to the 2009 Financing Agreement that was extinguished by such Participating Creditors. As a result of the 2012 Refinancing Transaction, Participating Creditors received (i) U.S.$6,155 million in aggregate principal amount of new loans and new private placement notes and (ii) U.S.$500 million aggregate principal amount of the June 2018 U.S. Dollar Notes. In addition, U.S.$525 million aggregate principal amount of loans and private placement notes, which had remained outstanding under the 2009 Financing Agreement as of September 17, 2012, were subsequently repaid in full, as a result of prepayments made in accordance with the 2012 Facilities Agreement.

On September 29, 2014, CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into a facilities agreement, as amended and restated (the “2014 Credit Agreement”) for U.S.$1.35 billion with nine of the main lending banks from its 2012 Facilities Agreement. On November 3, 2014, five additional banks joined the 2014 Credit Agreement as lenders with aggregate commitments of U.S.$515 million, increasing the total amount of the 2014 Credit Agreement from U.S.$1.35 billion to U.S.$1.87 billion (increasing the revolving tranche of the 2014 Credit Agreement proportionally to U.S.$746 million).

On July 30, 2015, CEMEX, S.A.B. de C.V. repaid in full the total amount outstanding of U.S.$1.94 billion under the 2012 Facilities Agreement with new funds from 17 financial institutions, which joined new tranches under the 2014 Credit Agreement.

In February 2016, CEMEX, S.A.B. de C.V. and certain of its subsidiaries launched a consent request to lenders under the 2014 Credit Agreement, pursuant to which lenders were requested to consent to certain amendments to the 2014 Credit Agreement, including certain amendments in relation to the implementation of CEMEX’s plan to divest certain assets in the Philippines, certain amendments to financial covenants, and other related technical amendments (together, the “2016 Credit Agreement Amendments”). On March 7, 2016, CEMEX, S.A.B. de C.V. and certain of its subsidiaries obtained the requisite consents from lenders under the 2014 Credit Agreement to make the 2016 Credit Agreement Amendments. The 2016 Credit Agreement Amendments became effective when certain customary conditions precedent were fulfilled on March 17, 2016.

On November 30, 2016, CEMEX, S.A.B. de C.V. prepaid U.S.$373 million outstanding under the 2014 Credit Agreement and corresponding to the September 2017 amortization thereunder. In addition to this prepayment, and as part of an agreement reached with a group of lenders under the 2014 Credit Agreement, U.S.$664 million (Ps13,758 million) of funded commitments under the 2014 Credit Agreement maturing in 2018 were exchanged into a revolving facility, maintaining their original amortization schedule and the same terms and conditions.

On July 19, 2017, CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into a facilities agreement (the “2017 Credit Agreement”) for an amount in different currencies equivalent to U.S.$4.1 billion (in aggregate), the proceeds of which were used to refinance in full the indebtedness incurred under the 2014 Credit Agreement and other debt repayment obligations. As of December 31, 2017, the outstanding indebtedness incurred under the 2017 Credit Agreement was U.S.$2.5 billion. The indebtedness incurred under the 2017 Credit Agreement ranks equally in right of payment with certain of our other existing and future indebtedness, pursuant to the terms of the intercreditor agreement, dated September 17, 2012 among CEMEX, S.A.B. de C.V. and certain of its subsidiaries named therein, Citibank Europe PLC, UK Branch (formerly Citibank International plc), as facility agent, the financial institutions, noteholders and other entities named therein and Wilmington Trust (London) Limited, as security agent, as amended by an amendment agreement, dated October 31, 2014, and as amended and restated by an amendment and restatement agreement dated on or about July 23, 2015 and an amendment and restatement agreement dated July 19, 2017 (the “Intercreditor Agreement”). As of July 19, 2017, total commitments initially available under the 2017 Credit Agreement included (i) €741 million, (ii) £344 million and (iii) U.S.$2,746 million, out of which U.S.$1,135 million were in the revolving credit facility tranche of the 2017 Credit Agreement. As of December 31, 2017, the 2017 Credit Agreement had an amortization profile, considering all commitments of U.S.$4.1 billion under the 2017 Credit Agreement, of U.S.$583 million in 2020, U.S.$1,166 million in 2021 and U.S.$2,301 million in 2022. See note 16.1 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

CEMEX, S.A.B. de C.V. and certain of its subsidiaries have pledged under pledge agreements or transferred to trustees under a security trust, substantially all the shares of CEMEX México, S.A. de C.V. (“CEMEX México”), Cemex Operaciones México, S.A. de C.V. (“Cemex Operaciones México”), CEMEX TRADEMARKS HOLDING Ltd. (“CTH”), New Sunward Holding B.V. (“New Sunward”) and CEMEX España, S.A. (“CEMEX España”), as collateral (together, the “Collateral”), and all proceeds of such Collateral, to secure our obligations under the 2017 Credit Agreement, the Senior Secured Notes (as defined herein) and under a number of other financing arrangements for the benefit of the creditors and holders of debt and other obligations that benefit from provisions in their agreements or instruments requiring that their obligations be equally and ratably secured. These subsidiaries whose shares were pledged or transferred as part of the Collateral collectively own, directly or indirectly, substantially all our operations worldwide. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—We pledged the capital stock of subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the 2017 Credit Agreement, the Senior Secured Notes and other financing arrangements.”

Since 2012, CEMEX, S.A.B. de C.V. and certain of its subsidiaries have completed a number of capital markets transactions, the majority of the proceeds of which have been used to repay indebtedness, to improve our liquidity position and for general corporate purposes. The most relevant capital markets transactions we completed consisted of:

•	in March 2012, the issuance by CEMEX España, acting through its Luxembourg branch, of U.S.$703,861,000 aggregate principal amount of its 9.875% U.S. Dollar-Denominated Senior Secured Notes Due 2019 (the “April 2019 U.S. Dollar Notes”) and €179,219,000 aggregate principal amount of its 9.875% Euro-Denominated Senior Secured Notes Due 2019 (together with the April 2019 U.S. Dollar Notes, the “April 2019 U.S. Dollar and Euro Notes”), in exchange for certain Perpetual Debentures (as defined in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Perpetual Debentures”) and 4.75% Notes due 2014 (the “Eurobonds”) issued by CEMEX Finance Europe B.V. pursuant to separate private placement exchange offers directed to the holders of Perpetual Debentures and Eurobonds;

•	in September 2012, the issuance by CEMEX, S.A.B. de C.V. of U.S.$500 million aggregate principal amount of the June 2018 U.S. Dollar Notes;

•	in October 2012, the issuance by CEMEX Finance LLC (“CEMEX Finance”) of U.S.$1.5 billion aggregate principal amount of its 9.375% Senior Secured Notes due 2022 (the “October 2022 U.S. Dollar Notes”);

•	in November 2012, CEMEX Latam Holdings, S.A. (“CEMEX Latam”), a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in a concurrent public offering to investors in Colombia and a private placement to eligible investors outside of Colombia (together, the “CEMEX Latam Offering”), representing 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam’s common shares are listed on the Colombian Stock Exchange (Bolsa de Valores de Colombia S.A.) under the ticker “CLH”. The net proceeds to CEMEX Latam from its public offering were U.S.$960 million after deducting estimated underwriting discounts and commissions, and other estimated offering expenses payable by CEMEX Latam. CEMEX Latam used the net proceeds from the offering to repay a portion of the indebtedness owed to us, which we used for general corporate purposes, including the repayment of indebtedness. As of the date of this annual report, CEMEX Latam is the holding company for CEMEX’s most significant operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. As of December 31, 2017, CEMEX España owned 73.25% of CEMEX Latam’s outstanding common shares, excluding shares held in treasury;

•	in March 2013, the issuance by CEMEX, S.A.B. de C.V. of U.S.$600 million aggregate principal amount of its 5.875% Senior Secured Notes due 2019 (the “March 2019 U.S. Dollar Notes”);

•	in August 2013, the issuance by CEMEX, S.A.B. de C.V. of U.S.$1.0 billion aggregate principal amount of its 6.5% Senior Secured Notes due 2019 (the “December 2019 U.S. Dollar Notes”);

•	in October 2013, the issuance by CEMEX, S.A.B. de C.V. of U.S.$1.0 billion aggregate principal amount of its 7.25% Senior Secured Notes due 2021 (the “January 2021 U.S. Dollar Notes”) and U.S.$500 million aggregate amount of its Floating Rate Senior Secured Notes due 2018 (the “October 2018 U.S. Dollar Notes” and, together with the January 2021 U.S. Dollar Notes, the “January 2021 and October 2018 U.S. Dollar Notes”);

•	in April 2014, CEMEX Finance issued U.S.$1.0 billion aggregate principal amount of its 6.000% U.S. Dollar-Denominated Senior Secured Notes due 2024 (the “April 2024 U.S. Dollar Notes”) and €400 million aggregate principal amount of its 5.250% Euro-Denominated Senior Secured Notes due 2021 (the “April 2021 Euro Notes”);

•

in September 2014, the issuance by CEMEX, S.A.B. de C.V. of U.S.$1.1 billion aggregate principal amount of its 5.7% Senior Secured Notes due 2025 (the “January 2025 U.S. Dollar Notes”) and €400 million aggregate principal amount of its 4.750% Senior Secured Notes due 2022 (the “January 2022

Euro Notes” and, together with the January 2025 U.S. Dollar Notes, the “January 2025 U.S. Dollar and January 2022 Euro Notes”);

•	in October 2014, the private offering by CEMEX, S.A.B. de C.V. of 200,000 Contingent Convertible Units (“CCUs”), each with a stated amount of U.S.$1,000. The proceeds of the CCUs were applied to subscribe for the First March 2020 Optional Convertible Subordinated U.S. Dollar Notes (as defined below), the proceeds of which, in turn, were used to finance payment of U.S.$200 million of the principal amount of its 4.875% Convertible Subordinated Notes due 2015 issued in March 2010 that matured without conversion;

•	in March 2015, the issuance by CEMEX, S.A.B. de C.V. of U.S.$750 million aggregate principal amount of its 6.125% Senior Secured Notes due 2025 (the “May 2025 U.S. Dollar Notes”) and €550 million aggregate amount of its 4.375% Senior Secured Notes due 2023 (the “March 2023 Euro Notes” and, together with the May 2025 U.S. Dollar Notes, the “May 2025 U.S. Dollar and March 2023 Euro Notes”);

•	in March 2015, the issuance by CEMEX, S.A.B. de C.V. of U.S.$200 million aggregate principal amount of its 3.72% Convertible Subordinated Notes due March 2020 (the “First March 2020 Optional Convertible Subordinated U.S. Dollar Notes”) subscribed with the proceeds of the CCUs;

•	in May 2015, a series of private exchange transactions by CEMEX, S.A.B. de C.V. in respect of U.S.$626 million aggregate principal amount of its 3.250% Convertible Subordinated Notes due 2016 issued in March 2011 (the “March 2016 Optional Convertible Subordinated U.S. Dollar Notes”) held by certain institutional investors for (i) U.S.$321 million aggregate principal amount of its 3.72% Convertible Subordinated Notes due March 2020 (the “Second March 2020 Optional Convertible Subordinated U.S. Dollar Notes”) and, together with the First March 2020 Optional Convertible Subordinated U.S. Dollar Notes, the “March 2020 Optional Convertible Subordinated U.S. Dollar Notes”) and (ii) approximately 42 million American Depositary Shares of CEMEX, S.A.B. de C.V. (“ADSs”);

•	in March 2016, the repayment of the full outstanding amount (U.S.$352 million) of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes;

•	in March 2016, the issuance by CEMEX, S.A.B. de C.V. of U.S.$1.0 billion aggregate principal amount of its 7.75% Senior Secured Notes due 2026 (the “April 2026 U.S. Dollar Notes”). A portion of the net proceeds from the offering of the April 2026 U.S. Dollar Notes of U.S.$830 million were used to fund the redemption of the remaining April 2019 U.S. Dollar and Euro Notes, and the remaining net proceeds from the issuance of the April 2026 U.S. Dollar Notes were used to fund the redemption of the remaining June 2018 U.S. Dollar Notes (the “June 2018 U.S. Dollar Notes Redemption”);

•	in April 2016, CEMEX España, acting through its Luxembourg branch, redeemed the remaining U.S.$603.7 million aggregate principal amount of the April 2019 U.S. Dollar Notes;

•	in April 2016, the cancelation of U.S.$217.3 million aggregate principal amount of Perpetual Debentures;

•	in May 2016, the cancelation of U.S.$7.8 million and €6.1 million aggregate principal amount of Perpetual Debentures;

•	in May 2016, the purchase of U.S.$178.5 million aggregate principal amount of the October 2018 U.S. Dollar Notes and U.S.$218.9 million aggregate principal amount of the December 2019 U.S. Dollar Notes through a cash tender offer (the “May 2016 Tender Offer”);

•	in June 2016, the issuance by CEMEX Finance of €400 million of 4.625% Senior Secured Notes due 2024 denominated in Euros (the “June 2024 Euro Notes”);

•	in June 2016, the June 2018 U.S. Dollar Notes Redemption;

•	in July 2016, the purchase of U.S.$355.3 million aggregate principal amount of the October 2022 U.S. Dollar Notes through a cash tender offer;

•	in July 2016, CEMEX Holdings Philippines, Inc. (“CHP”) closed its initial public offering of 45% of its common shares in the Philippines, and 100% of CHP’s common shares started trading on the Philippine Stock Exchange under the ticker “CHP.” As of December 31, 2017, CEMEX Asian South East Corporation (“CASE”), an indirect subsidiary of CEMEX, S.A.B. de C.V., directly owned 55% of CHP’s outstanding common shares. The net proceeds to CHP from its initial public offering were U.S.$507 million after deducting estimated underwriting discounts and commissions, and other estimated offering expenses payable by CHP. CHP used the net proceeds from the initial public offering to repay existing indebtedness owed to BDO Unibank, Inc. (“BDO Unibank”) and to an indirect subsidiary of CEMEX, S.A.B. de C.V.;

•	in August 2016, the redemption of the remaining March 2019 U.S. Dollar Notes;

•	in October 2016, the purchase of U.S.$241.9 million aggregate principal amount of the January 2021 U.S. Dollar Notes through a cash tender offer (the “October 2016 Tender Offer”);

•	in December 2016, Sierra Trading (“Sierra”), one of CEMEX, S.A.B. de C.V.’s indirect subsidiaries, presented an offer and takeover bid (as amended and revised, the “Offer”) to all shareholders of Trinidad Cement Limited (“TCL”), a company then publicly listed in Trinidad and Tobago, Jamaica and Barbados, to acquire up to 132,616,942 ordinary shares in TCL, pursuant to which Sierra offered 5.07 Trinidad and Tobago Dollars (“TT$”) in cash per TCL share (the “Offer Price”) payable, at the option of shareholders of TCL except for shareholders of TCL in Barbados, in either TT$ or U.S.$ in Trinidad, and Jamaican Dollars or U.S.$ in Jamaica. The Offer Price represented a premium of 50% over the December 1, 2016 closing price of TCL’s shares on the Trinidad and Tobago Stock Exchange. The total number of TCL shares tendered and accepted in response to the Offer was 113,629,723 which, together with Sierra’s pre-existing shareholding in TCL (147,994,188 shares), represent 69.83% of the outstanding TCL shares. The total cash payment by Sierra for the tendered shares was U.S.$86 million. CEMEX started consolidating TCL for financial reporting purposes on February 1, 2017. In March 2017, TCL de-listed from the Jamaica and Barbados stock exchanges. TCL’s subsidiaries include, but are not limited to, Caribbean Cement Company Limited (“CCCL”), a publicly listed company in Jamaica, and Arawak Cement Company Limited (“Arawak”), which as of December 31, 2017, owned cement plants in Jamaica and Barbados, respectively;

•	in 2016, the repurchase of U.S.$198.5 million aggregate principal amount of Senior Secured Notes (as defined herein) on the open market (all of which as of the date of this annual report have been canceled);

•	in February 2017, CHP announced that it had entered into a senior unsecured Peso term loan facility agreement (the “Facility Agreement”) with BDO Unibank for an amount of up to the Philippine Peso denominated amount equal to U.S.$280 million, to refinance a majority of CHP’s outstanding long-term loan with New Sunward. The term loan provided by BDO Unibank has a tenor of seven years and consists of a fixed rate tranche and a floating rate tranche. CHP drew the full amount of the term loan during the first quarter of 2017 to repay a portion of its then existing indebtedness as described below;

•	in February 2017, CEMEX, S.A.B. de C.V. sold 45,000,000 shares of common stock of Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”), representing 13.53% of the equity capital of GCC, at a price of Ps95 per share in a public offering to investors in Mexico and in a concurrent private placement to eligible investors outside of Mexico. Prior to the GCC shares offerings, CEMEX, S.A.B. de C.V. owned a 23% direct interest in GCC and a minority interest in CAMCEM, S.A. de C.V. (“CAMCEM”), an entity which owns a majority interest in GCC. After the GCC offerings, CEMEX, S.A.B. de C.V. owned a 9.47% direct interest in GCC and a minority interest in CAMCEM. Proceeds from the sale were Ps4,094 million (U.S.$210 million). We used the proceeds of the GCC shares offerings for general corporate purposes;

•	in March 2017, the purchase of U.S.$89.9 million aggregate principal amount of the December 2019 U.S. Dollar Notes and U.S.$385.1 million aggregate principal amount of the January 2021 U.S. Dollar Notes through a cash tender offer (the “March 2017 Tender Offer”);

•	on May 31, 2017, the redemption of the remaining €400 million aggregate principal amount of the April 2021 Euro Notes;

•	on June 19, 2017, the conversion of U.S.$325 million aggregate principal amount of the 3.750% Convertible Subordinated Notes due 2018 issued by CEMEX, S.A.B. de C.V. in March 2011 (the “March 2018 Optional Convertible Subordinated U.S. Dollar Notes”) in exchange for 43 million ADSs;

•	on September 25, 2017, the purchase of U.S.$700.6 million aggregate principal amount of the October 2022 U.S. Dollar Notes through a cash tender offer (the “September 2017 Tender Offer”);

•	on September 28, 2017, CEMEX, S.A.B. de C.V. sold its then remaining direct interest in GCC, consisting of 31,483,332 shares of common stock of GCC, which represented the remaining 9.47% of the equity capital of GCC previously held by CEMEX, S.A.B. de C.V. Proceeds from the sale were U.S.$168 million (Ps3,012 million), which we used for debt reduction and general corporate purposes;

•	on October 12, 2017, the redemption of the remaining U.S.$343.5 million aggregate principal of the October 2022 U.S. Dollar Notes;

•	on December 5, 2017, the issuance by CEMEX, S.A.B. de C.V of €650 million of its 2.750% Euro-Denominated Senior Secured Notes due 2024 (the “December 2024 Euro Notes”). A portion of the net proceeds from the offering of the December 2024 Euro Notes was used to fund the redemption of the remaining U.S.$611 million aggregate principal amount of the December 2019 U.S. Dollar Notes on December 10, 2017 (the “December 2019 U.S. Dollar Notes Redemption”), and the remaining net proceeds from the issuance of the December 2024 Euro Notes were used to fund the redemption of the remaining €400 million aggregate principal amount of the January 2022 Euro Notes on January 10, 2018 (the “January 2022 Euro Notes Redemption”) and for general corporate purposes;

•	on December 10, 2017, the December 2019 U.S. Dollar Notes Redemption; and

•	during 2017, we repurchased U.S.$35.4 million aggregate principal amount of the Senior Secured Notes (as defined herein) on the open market (all of which as of the date of this annual report have been canceled).

As of December 31, 2017, our reported total debt plus other financial obligations in our statement of financial position were Ps226,216 million (U.S.$11,512 million) (principal amount Ps231,621 million (U.S.$11,787 million), excluding deferred issuance costs), which does not include Ps8,784 million (U.S.$447 million), which represents the nominal amount of outstanding Perpetual Debentures.

Since the beginning of 2018, we have engaged in the following significant capital markets transactions and debt related activities, which are not reflected in our 2017 audited consolidated financial statements included elsewhere in this annual report:

•	on January 10, 2018, the January 2022 Euro Notes Redemption;

•	on February 14, 2018, the drawdown of U.S.$377 million aggregate principal amount under the previously undrawn term loan tranche of the 2017 Credit Agreement;

•	on February 14, 2018, we agreed, through one of our subsidiaries in the United States, to increase our ownership interest in Lehigh White Cement Company from 24.5% to 36.75%. On March 29, 2018, we closed the acquisition and paid a total of U.S.$34 million.

•	on March 15, 2018, the redemption of the full outstanding amount (U.S.$365 million) of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes;

•	on March 15, 2018, the redemption of the remaining U.S.$341 million aggregate principal amount of the January 2021 U.S. Dollar Notes;

•	during the first quarter of 2018, we conducted drawdowns and repayments under the revolving tranche of the 2017 Credit Agreement, resulting in a principal outstanding amount under the revolving tranche the 2017 Credit Agreement of Ps12,817 million (U.S.$700 million) as of March 31, 2018. In addition, as of March 31, 2018, we had an aggregate amount of Ps7,965 million (U.S.$435 million) available under the revolving tranche of the 2017 Credit Agreement.

We refer to the October 2018 U.S. Dollar Notes, January 2021 U.S. Dollar Notes, March 2023 Euro Notes, April 2024 U.S. Dollar Notes, June 2024 Euro Notes, January 2025 U.S. Dollar Notes, May 2025 U.S. Dollar Notes, April 2026 U.S. Dollar Notes and December 2024 Euro Notes collectively, as the “Senior Secured Notes.” For a more detailed description of these transactions, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Senior Secured Notes.”

As of March 31, 2018, our total debt plus other financial obligations were Ps210,527 million (U.S.$11,498 million) (principal amount Ps215,726 million (U.S.$11,782 million)), which does not include Ps8,232 million (U.S.$450 million), which represents the nominal amount of Perpetual Debentures.

Risk Factors

We are subject to various risks mainly resulting from changing economic, environmental, political, industry, business, regulatory, financial and climate conditions, as well as risks related to ongoing legal proceedings and investigations. The following risk factors are not the only risks we face, and any of the risk factors described below could significantly and adversely affect our business, results of operations or financial condition.

Risks Relating To Our Business

Economic conditions in some of the countries where we operate and in other regions or countries may adversely affect our business, financial condition and results of operations.

The economic conditions in some of the countries where we operate have had and may continue to have a material adverse effect on our business, financial condition and results of operations throughout our operations worldwide. Our results of operations are highly dependent on the results of our operating subsidiaries mainly in the United States, Mexico, South, Central America and the Caribbean, Europe, Asia, Middle East and Africa. Accordingly, the economic conditions in some of the countries where we operate have had and may continue to have a material adverse effect on our business, financial condition and results of operations throughout our operations worldwide.

While upside and downside risks to the short-term global economic growth outlook seem to be broadly balanced, we believe the scenario is not risk free. We believe that as of the date of this annual report, the possible main downside concerns include risks of a shift toward protectionist policies in a context of growing trade tensions among the U.S. and China; a possibly sharp tightening of financial conditions and its impact on the global economy, emerging markets, risk aversion, foreign exchange markets, volatility and financial markets; economic vulnerability of emerging market economies; elections in in some Latin American countries, in particular in Mexico; economic and political uncertainties in Europe; China´s economic performance; and geopolitical risks in the Middle East, and other regions experiencing political turmoil, including the current situation in Syria. The materialization of any of these concerns may have and may continue to have a material adverse effect on our business, financial condition and results of operations.

A worsening of trade tensions and the imposition of broader barriers to cross-border trade could not only take a direct toll on economic activity but could also weaken confidence. The recent escalating cycle of trade restrictions and retaliation among the U.S. and China could have negative consequences to the global economy, including the countries in which we operate.

The equity market correction in March 2018 following the U.S. tariff announcement on steel and aluminum and a range of Chinese products, as well as the announcement by China of retaliatory tariffs on imports from the U.S., are examples showing that asset prices can correct rapidly and trigger potentially disruptive portfolio adjustments. Financial conditions that exist of the date of this annual report could tighten sharply and expose vulnerabilities that have accumulated over the years, with potential adverse repercussions for economic growth. High asset valuations, both in emerging and advance economies, and very compressed term premiums raise the possibility of a financial market correction, which could dampen growth and confidence.

The U.S. Federal Reserve System has increased short-term interest rates at a measured pace since December 2015. There is a risk that further interest rate hikes could cause Dollar appreciation, a manufacturing slowdown and economic deceleration on the back of a slower housing investment. However, a slower than warranted pace of increase in interest rates could result in inflation acceleration and the disanchoring of inflation expectations, possibly leading to swift monetary policy tightening and a potential recession in the U.S. The recently legislated tax code overhaul and bipartisan agreement on the federal budget in the U.S. could further add to rising fiscal deficits and unsustainable debt dynamics over the next five years. Also, the current account deficit could increase given the projected impact of the fiscal stimulus on domestic demand in the U.S. High fiscal and current account deficits could affect both economic activity and exchange rates. The U.S. housing sector supply constraints, associated in part with labor shortages, could result in a slower pace of growth in housing starts in the U.S.

In the U.S., continuing federal budget disputes, including delays in passing the 2019 fiscal year budget, could lead to lesser than Fast Act-authorization spending levels in highways and streets. The global market volatility and consumer spending retrenchment in the U.S. trade (North American Free Trade Agreement (“NAFTA”), China tariffs, Trans-Pacific Partnership, etc.), immigration (Deferred Action for Childhood Arrivals, the U.S.-Mexico border wall initiative, etc.) policy uncertainty and geopolitical concerns (heightened tensions between the U.S. with Russia and Iran), could undermine consumer confidence and investment prospects in the U.S. In all, these uncertainties can have a material adverse impact not only to our financial condition, business and results of operations in the U.S., but also worldwide.

Many emerging market economies have gone through bouts of financial volatility over the past few years. Some large commodity exporters and other stressed economies weathered also substantial exchange rate movements. Though it proved short lived for most countries, many countries in this group remain vulnerable to sudden shifts in global market sentiment. There is a risk of new episodes of market volatility, increased risk aversion and capital outflows from emerging markets, which could cause emerging markets currencies to further depreciate. The high level of U.S. Dollar denominated corporate indebtedness in emerging markets constitutes an additional source of instability. Emerging markets would face higher global risk premiums and substantial capital outflows, putting particular pressure on economies with domestic debt imbalances. The risk of contagion effect across emerging markets could be significant and have an adverse effect to our business.

Domestic demand in Mexico is gradually softening and may continue to soften. Any deterioration in the growth perspectives of the U.S. or in the global financial conditions and risk perception could negatively affect Mexico. Regarding NAFTA, an agreement in principle is expected to be reached during 2018, though we cannot rule out a scenario where the NAFTA renegotiation finally do not take place, which could negatively affect investment, foreign exchange rates and confidence in Mexico. Other risks that could negatively affect Mexico are if inflation fails to continue decelerating towards the central banks of Mexico’s target range; oil production in Mexico continues strongly declining, dragging mining production in Mexico; manufacturing production does not positively react to a global manufacturing boost; and there is higher than expected domestic demand deceleration.

As of the date of this annual report, Mexico faces a high level of uncertainty with regard to its national presidential elections scheduled to occur in the summer of 2018. The uncertainty about what type of president the candidate that wins the elections would be is a short-term risk that might influence foreign exchange depreciation, capital outflows, and lower levels of investment in Mexico.

In China, the reliance on stimulus measures to maintain high rates of growth continues. Regulators in China have taken important measures to reduce shadow banking and bring financial activity back onto bank balance sheets. However, total credit growth remains high. External triggers, such as a shift toward protectionism in advanced economies or domestic shocks, could lead to a broader tightening of financial conditions in China, possibly exacerbated by capital outflow pressures, with an adverse impact on demand and output. The consequences for emerging market economies of weaker economic performance and increased policy uncertainty in China could be significant.

In Colombia, the correction of macroeconomic imbalances, such as inflation, is making progress, but still needs to advance further. While consumer and producer expectations are gradually recovering, domestic demand remains weak. Activity is expected to improve slightly from the low levels seen in recent years supported by the recovery of external demand, higher oil prices, the effect of lower interest rates and civil works investment. But any deterioration in external demand, global financial conditions or oil prices would negatively affect Colombian activity. Civil works investment, mainly with private financing, could be lower than anticipated and coming presidential elections may generate some uncertainty. The new government would probably face the need of another fiscal reform (to increase revenues).

In Europe, the environment of negative deposit rates is distorting financial markets and creates uncertain consequences for the banking sector. There is a risk that negative rates would erode bank profitability and curb lending across Eurozone borders, creating other systemic risks to European economies. The economic activity in the Eurozone last year outperformed and inflation expectations had recovered, but was still below European Central Bank’s (the “ECB”) objective. There is a risk that the ECB finish its easing policy too early. Uncertainty about the Euro’s performance remains, which could affect our operations in European Union member states.

The Eurozone’s economic growth and European integration are challenged by a number of uncertainties, including but not limited to delays in implementing the needed structural reforms in some European countries; unresolved political and financial risks associated with Greece; uncertainty regarding the profitability of the European banking system in general and the Italian banking sector in particular; the process of United Kingdom’s exit from the EU; and the ongoing refugee crisis. Also, the renewed popularity of nationalistic policies in Europe is another aftereffect of the financial crisis and its prolonged aftermath. All these factors could impact market confidence and could limit the benefit of the economic tailwinds and monetary policy stimulus for Europe and possibly worldwide.

Regarding our operations in Europe, the United Kingdom’s expected exit from the European Union is already affecting financial markets and increasing foreign exchange volatility. The United Kingdom’s exit from the European Union is having an adverse impact on its economic activity. The substantial uncertainty about post-Brexit arrangements is weighing on investment and import cost. This situation could impact our business and results of operations in the United Kingdom.

In Spain, the Catalan region conflict has resulted in social unrest, and although it seems to have a transitory impact in the local economy, an escalation of the conflict could affect to the Spanish economy and to the construction sector performance. On the other hand, given that the Spanish national government seems to lack legislative support, early elections cannot be ruled out. These factors could adversely affect our operations and result of operations in Spain.

Significant trade links with western Europe render some of the eastern European countries susceptible to economic and political pressures from western Europe. Additionally, central European countries might experience a reduction in the proceeds they receive from the European Union’s structural funds over the coming years, which could hinder infrastructure investment in such countries, and adversely affect our European operations and results of operations.

In the Middle East, political risk could moderate economic growth and adversely affect construction investments. The U.S. recognition of Jerusalem as Israel’s capital early this year has increased the tension among Israelis and Palestinians. The conflict between Israel and Palestine continues to generate instability and the overall situation in Syria could worsen. Any escalation of these conflict or social unrest in this region may affect our operations and it cannot be ruled out.

In Egypt, we cannot be certain if the new government that was elected in 2018 will continue to successfully implemented the reforms needed to bring political and economic stability to the country. Any premature easing of monetary policy before inflation expectations are fully anchored, or opposition to reforms by vested interests, could undermine stabilization efforts in Egypt. External risks relate to a worsening of the security situation that could slow the recovery of tourism, a sustained rise of global oil prices, lower growth in Egypt’s main trading partners, or any unexpected tightening of global financial conditions cannot be ruled out. If they materialize, all of this factors could adversely affect our operations in Egypt.

In the Philippines, there are some factors, such as delays on infrastructure projects, local currency weakness, the country’s central bank not implementing its policies at a sufficient pace, and investors fatigue, that could adversely affect the country’s economy. The current government’s foreign policy and the potential change in the constitution towards federalism could have a negative political effect to the country, which could jeopardize the development of the country’s infrastructure plan and eventually affect its economic growth, and adversely affect our business in the country.

In general, demand for our products and services is strongly related to construction levels and depends, in large part, on residential and commercial construction activity, as well as private and public infrastructure spending, in almost all of the countries where we operate. Public and private infrastructure spending in countries dependent on revenue generated by the energy sector is exposed to decreases in energy prices. Therefore, decreases in energy prices could affect public and private infrastructure spending which, in turn, could affect the construction industry. Declines in the construction industry are usually correlated with declines in general economic conditions. As a result, deterioration in economic conditions in the countries where we operate could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that growth in the gross domestic product of the countries where we operate will translate into a correlated increase in demand for our products.

We are subject to the effects of general global economic and market conditions that are beyond our control. If these conditions remain challenging or deteriorate, our business, financial condition and results of operations could be adversely affected. Possible consequences from macroeconomic global challenges could have an adverse impact on our business, financial condition and results of operations.

Political and social events and possible changes in governmental policies in some of the countries where we operate could have a material adverse effect on our business, financial condition and results of operations.

In recent years, some of the governments in the countries where we operate, such as in the United States, have implemented and may continue to implement significant changes in laws, public policy or regulations that could affect the political, economic and social conditions in the countries where we operate, as well as in other countries. Any such changes may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, national presidential and legislative, as well as state and local, elections have taken place or are scheduled to take place in 2018 in several of the countries where we operate, including Mexico, Colombia, Brazil, and certain countries in Europe, as well as mid-term elections in the United States. In Mexico, national presidential and legislative elections are scheduled to take place in July 2018, with the elected presidential candidate assuming his duties in December 2018, and a presidential election will take place in Colombia in May 2018, with the elected candidate entering office in August 2018. For these countries, as is mostly the case when there is a change in governments, a change in federal government and the political party in control of the legislature in such countries could result in sharp changes to such countries’ economic, political or social conditions, and in changes in laws, regulations and public policies, which may contribute to economic uncertainty in some of the countries in which we operate and could also materially impact our business, financial condition and results of operations. Similarly, if no political party wins a clear majority in the legislative bodies of these countries, legislative gridlock and political and economic uncertainty may occur.

We cannot assure you that political or social developments in the countries where we operate or elsewhere, such as the election of new administrations, changes in laws, public policy or regulations, political disagreements, civil disturbances and the rise in violence and perception of violence, will not have a corresponding material adverse effect on the countries in which we operate, on global financial markets, or on our business, financial condition, results of operations.

The 2017 Credit Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions.

The 2017 Credit Agreement requires us to comply with several financial ratios and tests, including (i) a minimum consolidated coverage ratio of EBITDA to interest expense (including interest accrued on Perpetual Debentures and cash payments on preferred stock) and (ii) a maximum consolidated leverage ratio of total debt (including Perpetual Debentures and guarantees, excluding convertible/exchangeable obligations, the principal amount of subordinated optional convertible securities and finance leases and plus or minus the fair value of derivative financial instruments, among other adjustments) to EBITDA (in each case, as described in the 2017 Credit Agreement). The calculation and formulation of EBITDA, interest expense, total debt, the consolidated coverage ratio and the consolidated leverage ratio are set out in the 2017 Credit Agreement and may differ from the calculation and/or formulation of analogous terms in this annual report. Our ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, by overall conditions in the financial and capital markets and the construction sector, and by any monetary penalties or fines we may have to pay as a result of any administrative or legal proceedings to which we may be exposed to. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings,” for more information on our regulatory matters and legal proceedings. The 2017 Credit Agreement requires us to comply with a minimum consolidated coverage ratio of EBITDA to interest expense (including interest accrued on Perpetual Debentures and cash payments on preferred stock), for the following periods, measured quarterly, of not less than (i) 2.50:1 for each 12-month period ending on December 31, 2017, March 31, 2018, June 30, 2018, September 30, 2018, December 31, 2018, March 31, 2019, June 30, 2019, September 30, 2019, December 31, 2019 and March 31, 2020 and (ii) 2.75:1 for the 12-month period ending on June 30, 2020 and on each subsequent quarterly date. In addition, the 2017 Credit Agreement requires us to comply with a maximum consolidated leverage ratio of total debt (including Perpetual Debentures and guarantees, excluding convertible / exchangeable obligations, the principal amount of subordinated optional convertible securities and finance leases and plus or minus the fair value of derivative financial instruments, among other adjustments) to EBITDA for the following periods, measured quarterly, not to exceed (i) 5.25:1 for the 12-month period ending December 31, 2017 and the 12-month period ending on March 31, 2018, (ii) 5.00:1 for the 12-month period ending June 30, 2018 and the 12-month period ending September 30, 2018, (iii) 4.75:1 for the 12-month period ending December 31, 2018 and the 12-month period ending March 31, 2019, (iv) 4.50:1 for each 12-month period ending June 30, 2019, September 30, 2019, December 31, 2019 and March 31, 2020 and (v) 4.25:1 for the 12-month period ending June 30, 2020 and on each subsequent quarterly date. For the period ended December 31, 2017, we reported to the lenders under the 2017 Credit Agreement a consolidated coverage ratio of 3.46 and a consolidated leverage ratio of 3.85, each as calculated pursuant to the 2017 Credit Agreement. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness.”

Pursuant to the 2017 Credit Agreement, we are limited in relation to making aggregate annual capital expenditures in excess of U.S.$1 billion in any financial year (excluding certain capital expenditures, joint venture investments and acquisitions to be made by each of CEMEX Latam and/or CHP and their respective subsidiaries, and those funded by Relevant Proceeds (as defined in the 2017 Credit Agreement)), which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of (a) U.S.$500 million (or its equivalent) for each of CEMEX Latam and its subsidiaries and (b) U.S. $500 million (or its equivalent) for each of CHP and its subsidiaries. In addition, in each case, the amounts of which we and our subsidiaries are allowed for permitted acquisitions and investments in joint ventures cannot exceed certain thresholds as set out in the 2017 Credit Agreement.

We are also subject to a number of negative covenants under the 2017 Credit Agreement that, among other things, restrict or limit (subject to certain exceptions) our ability and the ability of each obligor (as defined in the

2017 Credit Agreement) to: (i) create liens, (ii) incur additional debt, (iii) change our business or the business of any obligor (as defined in the 2017 Credit Agreement, taken as a whole), (iv) enter into mergers, (v) enter into agreements that restrict our subsidiaries’ ability to pay dividends or repay intercompany debt, (vi) acquire assets, (vii) enter into or invest in joint venture agreements, (viii) dispose of certain assets, (ix) grant additional guarantees or indemnities, (x) declare or pay cash dividends or make share redemptions, and (xi) enter into certain derivatives transactions.

The 2017 Credit Agreement also contains a number of affirmative covenants that, among other things, require us to provide periodic financial information to our creditors. Pursuant to the 2017 Credit Agreement, a number of covenants and restrictions will, if CEMEX so elects, cease to apply (including the capital expenditure limitations mentioned above) or become less restrictive if (i) our consolidated leverage ratio for the two most recently completed quarterly testing periods is less than 3.75:1; or, for the three most recently completed quarterly testing periods, our consolidated leverage ratio for the first and third of those quarterly testing periods is 3.75:1 or less and in the second quarterly testing period would have been 3.75:1 or less but for the proceeds of certain permitted financial indebtedness being included in the calculation of debt and (ii) no default under the 2017 Credit Agreement is continuing. At that point, the existing consolidated coverage ratio and consolidated leverage ratio tests will be replaced by a requirement that the consolidated leverage ratio must not exceed 4.25:1 and consolidated coverage ratio must not be less than 2.75:1. However, we cannot assure you that we will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the 2017 Credit Agreement.

The 2017 Credit Agreement contains events of default, some of which may occur and are outside of our control. Such events of default include defaults (subject to certain exceptions) and grace periods, based on (i) non-payment, (ii) material inaccuracy of representations and warranties, (iii) breach of covenants, (iv) bankruptcy (quiebra) or insolvency (concurso mercantil) of CEMEX, S.A.B. de C.V., any other obligor under the 2017 Credit Agreement or any other of our material subsidiaries (as defined in the 2017 Credit Agreement), (v) inability to pay debts as they fall due or by reason of actual financial difficulties, suspension or threatened suspension of payments on debts exceeding U.S.$50 million or commencement of negotiations to reschedule debt exceeding U.S.$50 million, (vi) a cross-default in relation to financial indebtedness in excess of U.S.$50 million, (vii) certain changes to the ownership of any of the obligors under the 2017 Credit Agreement, (viii) enforcement of any security against an obligor or material subsidiary, (ix) any attachment, distress or execution affects any asset of an obligor or material subsidiary, (x) restrictions not in effect on July 19, 2017 are imposed that limit the ability of obligors to transfer foreign exchange for purposes of performing material obligations under the 2017 Credit Agreement, (xi) any material adverse change arising in the financial condition of CEMEX, which creditors representing two thirds or more of the total commitments under the 2017 Credit Agreement determine would result in our failure, taken as a whole, to perform payment obligations under the 2017 Credit Agreement, and (xii) it becomes unlawful for us to comply with its laws or our obligations under the 2017 Credit Agreement. If an event of default occurs and is continuing, upon the authorization of creditors representing two thirds or more of the total commitments under the 2017 Credit Agreement, the agent has the ability to accelerate all outstanding amounts due under the 2017 Credit Agreement. Acceleration is automatic in the case of insolvency.

We cannot assure you that in the future we will be able to comply with the restrictive covenants and limitations contained in the 2017 Credit Agreement. Our failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect our business, financial condition and results of operation.

We pledged the capital stock of some of our subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the 2017 Credit Agreement, the indentures governing our outstanding Senior Secured Notes and other financing arrangements.

In connection with the 2017 Credit Agreement, we pledged under pledge agreements or transferred to trustees under a security trust, the Collateral and all proceeds of the Collateral, to secure our obligations under the

2017 Credit Agreement, our Senior Secured Notes (as defined herein) and under a number of other financing arrangements for the benefit of the creditors and holders of debt and other obligations that benefit from provisions in their agreements or instruments requiring that their obligations be equally and ratably secured.

As of December 31, 2017, the Collateral and all proceeds of such Collateral secured (i) Ps184,226 million (U.S.$9,377 million) (principal amount Ps185,969 million (U.S.$9,464 million)) aggregate principal amount of debt under the 2017 Credit Agreement, our Senior Secured Notes and other financing arrangements and (ii) Ps8,784 million (U.S.$447 million) aggregate principal amount of Perpetual Debentures. These subsidiaries whose shares are part of the Collateral collectively own, directly or indirectly, substantially all of our operations worldwide. Provided that no default has occurred which is continuing under the 2017 Credit Agreement, the Collateral will be released automatically if we meet specified financial covenant targets in accordance with the terms of the Intercreditor Agreement.

We have a substantial amount of debt and other financial obligations maturing in the next several years. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our principal maturities and financial covenants may depend on us implementing certain initiatives, which may include making asset sales, and there is no assurance that we will be able to implement any such initiatives or execute such sales, if needed, on terms favorable to us or at all.

As of December 31, 2017, our total debt plus other financial obligations were Ps226,216 million (U.S.$11,512 million) (principal amount Ps231,621 million (U.S.$11,787 million)), which does not include Ps8,784 million (U.S.$447 million), which represents the nominal amount of Perpetual Debentures. Of such total debt plus other financial obligations amount, Ps36,335 million (U.S.$1,849 million) (principal amount Ps36,061 million (U.S.$1,835 million)) matures during 2018; Ps1,118 million (U.S.$57 million) (principal amount Ps4,874 million (U.S.$248 million)) matures during 2019; Ps21,002 million (U.S.$1,069 million) (principal amount Ps21,256 million (U.S.$1,082 million)) matures during 2020; Ps27,550 million (U.S.$1,402 million) (principal amount Ps27,638 million (U.S.$1,407 million)) matures during 2021; and Ps140,212 million (U.S.$7,135 million) (principal amount Ps141,792 million (U.S.$7,216 million)) matures after 2021.

If we are unable to comply with our principal maturities under certain of our indebtedness, or refinance or extend maturities of certain of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business, financial condition and results of operations. As a result of the restrictions under the 2017 Credit Agreement, the indentures that govern our outstanding Senior Secured Notes and other debt instruments, the current global economic environment and uncertain market conditions, we may not be able to, if we need to do so to repay our indebtedness, complete asset sales on terms that we find economically attractive or at all. Volatility in the credit and capital markets could significantly affect us due to its effect on the availability of funds to potential acquiring parties, including industry peers. In addition, high levels of consolidation in our industry in some jurisdictions may further limit potential assets sales to interested parties due to antitrust considerations. If we need to sell assets to repay our indebtedness but are unable to complete asset sales and our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with financial covenants and payment obligations under our indebtedness.

In addition, our levels of debt, contractual restrictions and our need to deleverage may limit our planning flexibility and our ability to react to changes in our business and the industry, and may place us at a competitive disadvantage compared to competitors who may have no need to deleverage or who may have lower leverage ratios and fewer contractual restrictions. There can also be no assurance that, because of our leverage ratio and contractual restrictions, we will be able to maintain our operating margins and deliver financial results comparable to the results obtained in the past under similar economic conditions. Also, there can be no assurance that we will be able to implement our business strategy and improve our results and sales, which could affect our ability to comply with our payment obligations under our debt agreements and instruments.

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

As of December 31, 2017, we had U.S.$576 million funded under our securitization programs in Mexico, the United States, France and the United Kingdom. We cannot assure you that, going forward, we will be able to, if needed, roll over or renew these programs, which could adversely affect our liquidity.

The weakness of the global economic environment and its adverse effects on our operating results may negatively affect our credit rating and the market value of CEMEX, S.A.B. de C.V.’s CPOs and ADSs. If current economic pressures continue or worsen, we may be dependent on the issuance of equity as a source to repay our existing indebtedness. Although we have been able to raise debt, equity and equity-linked capital in the recent past, conditions in the capital markets could be such that traditional sources of capital may not be available to us on reasonable terms or at all. As a result, we cannot assure you that we will be able to successfully raise additional debt and/or equity capital on terms that are favorable to us or at all.

We have historically, when needed, sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios. Our ability to comply with these ratios could be affected by global economic conditions and volatility in foreign exchange rates and the financial and capital markets, among other factors. If necessary, we may need to seek waivers or amendments to one or more of our debt agreement or debt instruments in the future. However, we cannot assure you that any future waivers or amendments, if requested, will be obtained. If we are unable to comply with the provisions of our debt agreements or debt instruments, and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt agreement and/or instruments could be accelerated. Acceleration of these debt agreements and/or instruments would have a material adverse effect on our business and financial condition.

If the global economic environment deteriorates and our operating results worsen significantly, if we are unable to complete debt or equity offerings or, if needed, any divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our principal payments under our indebtedness or refinance our indebtedness.

The indentures governing our outstanding Senior Secured Notes and the terms of our other indebtedness impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and may impede our ability to refinance our debt and the debt of our subsidiaries.

As of March 31, 2018, there were U.S.$4,124 million and €1,600 million aggregate principal amount of then-outstanding Senior Secured Notes outstanding under the indentures governing such notes. Mostly all of the indentures governing our outstanding Senior Secured Notes and the other instruments governing our consolidated indebtedness impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) incur debt; (ii) pay dividends on stock; (iii) redeem stock or redeem subordinated debt; (iv) make investments; (v) sell assets, including capital stock of subsidiaries; (vi) guarantee indebtedness; (vii) enter into agreements that restrict dividends or other distributions from restricted subsidiaries; (viii) enter into transactions with affiliates; (ix) create or assume liens; (x) engage in mergers or consolidations; and (xi) enter into a sale of all or substantially all of our assets.

These restrictions could limit our ability to seize attractive growth opportunities for our businesses that are currently unforeseeable, particularly if we are unable to incur financing or make investments to take advantage of these opportunities.

These restrictions may significantly impede our ability to develop and implement refinancing plans in respect of our debt.

Most of the covenants are subject to a number of important exceptions and qualifications. The breach of any of these covenants could result in a default under the indentures governing our outstanding Senior Secured Notes, as well as certain other existing debt obligations, as a result of the cross-default provisions contained in the instruments governing such debt obligations. In the event of a default under any of the indentures governing our outstanding Senior Secured Notes, holders of our outstanding Senior Secured Notes could seek to declare all amounts outstanding under such Senior Secured Notes, together with accrued and unpaid interest, if any, to be immediately due and payable. If the indebtedness under our outstanding Senior Secured Notes, or certain other existing debt obligations were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full such accelerated indebtedness or our other indebtedness.

Furthermore, upon the occurrence of any event of default under the 2017 Credit Agreement, the indentures governing our outstanding Senior Secured Notes or any of our other debt, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If the lenders accelerate payment of those amounts, we cannot assure you that our assets would be sufficient to repay in full those amounts or to satisfy our other liabilities.

In addition, in connection with the entry into new financings or amendments to existing financing arrangements and while our debt rating remains below investment grade, our financial and operational flexibility may be further reduced as a result of more restrictive covenants, requirements for security and other terms that are often imposed on sub-investment grade entities.

CEMEX, S.A.B. de C.V.’s ability to repay debt and pay dividends depends on our subsidiaries’ ability to transfer income and dividends to us.

Aside from operating certain assets in Mexico, CEMEX, S.A.B. de C.V. is a holding company that owns the stock of its direct subsidiaries and is the beneficial owner of the equity interests of its indirect subsidiaries and has holdings of cash and marketable securities. In general, CEMEX, S.A.B. de C.V.’s ability to repay debt and pay dividends, as well as to generally make other payments, depends on the continued transfer to it of dividends and other income and funds from its wholly-owned and non-wholly-owned subsidiaries. Even though our debt agreements and instruments restrict us from entering into any agreement or arrangement that limits the ability of any subsidiary of CEMEX, S.A.B. de C.V. to declare or pay dividends or repay or capitalize intercompany indebtedness, the ability of CEMEX, S.A.B. de C.V.’s subsidiaries to pay dividends and make other transfers to it is subject to various regulatory, contractual and legal constraints of the countries in which we operate. The 2017 Credit Agreement restricts CEMEX, S.A.B. de C.V.’s ability to declare or pay cash dividends. In addition, the indentures governing our outstanding Senior Secured Notes also limit CEMEX, S.A.B. de C.V.’s ability to pay dividends.

The ability of CEMEX, S.A.B. de C.V.’s direct and indirect subsidiaries to pay dividends, and make loans and other transfers to it is generally subject to various regulatory, legal and economic limitations. Depending on the jurisdiction of organization of the relevant subsidiary, such limitations may include solvency and legal reserve requirements, dividend payment restrictions based on interim financial results or minimum net worth and withholding taxes on loan interest payments. For example, our subsidiaries in Mexico are subject to Mexican legal requirements, which provide that a corporation may declare and pay dividends only out of the profits reflected in the year-end financial statements that are or have been approved by its stockholders. In addition, such payment can be approved by a subsidiary’s stockholders only after the creation of a required legal reserve (equal to one fifth of the relevant company’s capital) and compensation or absorption of losses, if any, incurred by such subsidiary in previous fiscal years.

CEMEX, S.A.B. de C.V. may also be subject to exchange controls on remittances by its subsidiaries from time to time in a number of jurisdictions. In addition, CEMEX, S.A.B. de C.V.’s ability to receive funds from these subsidiaries may be restricted by covenants in the debt instruments and other contractual obligations of those entities.

CEMEX, S.A.B. de C.V. currently does not expect that existing regulatory, legal and economic restrictions on its current direct and indirect subsidiaries’ ability to pay dividends and make loans and other transfers to it will negatively affect its ability to meet its cash obligations. However, the jurisdictions of organization of CEMEX, S.A.B. de C.V.’s current direct or indirect subsidiaries, or of any future subsidiary, may impose additional and more restrictive regulatory, legal and/or economic limitations. In addition, CEMEX, S.A.B. de C.V.’s subsidiaries may not be able to generate sufficient income to pay dividends or make loans or other transfers to it in the future, or may not have access to Dollars in their respective countries, which, as of the date of this annual report, would be the preferred currency to be received by CEMEX, S.A.B. de C.V. to service the majority of its debt payments. Any material additional future limitations on our subsidiaries could adversely affect CEMEX, S.A.B. de C.V.’s ability to service our debt and meet its other cash obligations.

We are subject to restrictions due to non-controlling interests in our consolidated subsidiaries.

We conduct our business through subsidiaries. In some cases, third-party shareholders hold non-controlling interests in these subsidiaries, such as in the case of CEMEX Latam, CHP, TCL and CCCL. Various disadvantages may result from the participation of non-controlling shareholders whose interests may not always be aligned with ours. Some of these disadvantages may, among other things, result in our inability to implement organizational efficiencies and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively.

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

A substantial portion of our total debt plus other financial obligations is denominated in Dollars. As of March 31, 2018, our debt plus other financial obligations denominated in Dollars represented 65% of our total debt plus other financial obligations, which does not include U.S.$371 million of Dollar-denominated Perpetual Debentures. Our Dollar-denominated debt must be serviced with funds generated by CEMEX, S.A.B. de C.V.’s direct and indirect subsidiaries. Although we have substantial operations in the U.S., we continue to strongly rely on our non-U.S. assets to generate revenues to service our Dollar-denominated debt. Consequently, we have to use revenues generated in Mexican Pesos, Euros or other currencies to service our Dollar-denominated obligations. See “Item 5—Operating and Financial Review and Prospects—Quantitative and Qualitative Market Disclosure—Interest Rate Risk, Foreign Currency Risk and Equity Risk—Foreign Currency Risk.” A devaluation or depreciation in the value of the Mexican Peso, Euro, British Pound, Colombian Peso, Philippine Peso or any of the other currencies of the countries in which we operate, compared to the U.S. Dollar, could adversely affect our ability to service our Dollar-denominated debt. In 2017, our operations in Mexico, the United Kingdom, France, Germany, Spain, Poland, the Rest of Europe (as described in “Item 4—Information on the Company—Business Overview”), Colombia, Costa Rica, Caribbean TCL, the Philippines, Egypt, the Rest of Asia, Middle East and Africa (as described in “Item 4—Information on the Company—Business Overview”), which are our main non-Dollar-denominated operations, together generated 61% of our total net sales in Mexican Peso terms (21%, 7%, 6%, 4%, 2%, 2%, 3%, 4%, 1%, 2%, 3%, 1% and 5%, respectively) before eliminations resulting from consolidation. In 2017, 24% of our net sales in Mexican Peso terms were generated in the United States. During 2017, the Mexican Peso appreciated 5% against the U.S. Dollar, the Euro appreciated 12% against the U.S. Dollar and the British Pound appreciated 9% against the U.S. Dollar. Currency hedges that we may be a party to or may enter in the future may not be effective in covering all our currency-related risks. Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Mexican Peso and other currencies, as those fluctuations influence the amount of our indebtedness when translated into Mexican Pesos and also result in foreign exchange gains and losses as well as gains and losses on derivative contracts, including those entered into to hedge our exchange rate exposure. For a description of these restrictions, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—Our use of derivative instruments has negatively affected, and any new derivative financial instruments could negatively affect, our operations, especially in volatile and uncertain markets.”

In addition, as of March 31, 2018, our Euro-denominated total debt plus other financial obligations represented 25% of our total debt plus other financial obligations, which does not include the €64 million aggregate principal amount of Euro-denominated Perpetual Debentures.

Our use of derivative financial instruments has negatively affected, and any new derivative financial instruments could negatively affect, our operations, especially in volatile and uncertain markets.

We have used, and may continue to use, derivative financial instruments to manage the risk profile associated with interest rates and currency exposure of our debt, to reduce our financing costs, to access alternative sources of financing and to hedge some of our financial and operating risks. However, we cannot assure you that our use of such instruments will allow us to achieve these objectives due to the inherent risks in any derivatives transaction.

As of December 31, 2017, our derivative financial instruments consisted of equity forwards on third party shares, foreign exchange forward contracts, interest rate derivatives related to energy projects and fuel price hedging, which had an impact on our financial position. The fair value changes of our derivative financial instruments are reflected in our income statement, which could introduce volatility in our controlling interest net income and our related ratios. For the years ended December 31, 2016 and 2017, the recognition of changes in the fair value of derivative financial instruments during the applicable period represented net gains of Ps317 million (U.S.$17 million) and net gains of Ps161 million (U.S.$9 million), respectively.

For the majority of the last ten years, CEMEX has significantly decreased its use of derivatives instruments related to debt, both currency and interest rate derivatives, thereby reducing the risk of cash margin calls. However, with respect to our existing financial derivatives, we may incur net losses and be subject to margin calls that do not require a substantial amount of cash to cover such margin calls. If we enter into new derivative financial instruments, we may incur net losses and be subject to margin calls in which the cash required to cover margin calls may be substantial and may reduce the funds available to us for our operations or other capital needs. In addition, as with any derivative position, CEMEX assumes the creditworthiness risk of the counterparty, including the risk that the counterparty may not honor its obligations to us.

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

We may fail to obtain or renew or may experience material delays in obtaining requisite governmental or other approvals, licenses and permits for the conduct of our business.

We require various approvals, licenses, permits and certificates in the conduct of our business. We cannot assure you that we will not encounter significant problems in obtaining new or renewing existing approvals, licenses, permits and certificates required in the conduct of our business, or that we will continue to satisfy the conditions to which such approvals, licenses, permits and certificates that we currently have or may be granted in the future. There may also be delays on the part of regulatory and administrative bodies in reviewing our applications and granting approvals. If previously obtained approvals, licenses, permits and certificates are revoked and/or if we fail to obtain and/or maintain the necessary approvals, licenses, permits and certificates required for the conduct of our business, we may be required to incur substantial costs or temporarily suspend or alter the operation of one or more of our operating units, production facilities, mineral extraction locations or of any relevant component of them, which could affect the general production of these units, facilities or locations, which in turn could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to secure certain materials required to run our business.

We increasingly use in most of our business certain by-products of industrial processes produced by third parties, such as pet coke, fly-ash, slag and synthetic gypsum. While we are not dependent on our suppliers and while we try to secure the supply of the required materials through long-term renewable contracts and framework agreements, which ensure better management of supplies, short-term contracts are however entered into in certain countries where we operate. Should existing suppliers cease operations or reduce or eliminate production of these by-products, or should laws and/or regulations in any region or country limit the access to these materials, sourcing costs for these materials could increase significantly or require us to find alternative sources for these materials, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Additionally, scarcity and quality of natural resources (such as water and aggregates reserves) in some of the countries where we operate could have a material adverse effect on our costs and results of operations.

We may not be able to realize the expected benefits from acquisitions, some of which may have a material impact on our business, financial condition and results of operations.

Even though we have not made any major acquisitions in recent years, our ability to realize the expected benefits from acquisitions depends, in large part, on our ability to integrate acquired operations with our existing operations in a timely and effective manner. These efforts may not be successful. Although we have had disposed of assets in the past through our recently concluded divestment program to reduce our overall leverage, the 2017 Credit Agreement and other debt instruments restrict our ability to acquire assets, and we may in the future acquire new operations and integrate such operations into our existing operations, and some of such acquisitions may have a material impact on our business, financial condition and results of operations. We cannot assure you that we will be successful in identifying or acquiring suitable assets in the future, or that the terms under which we may acquire any assets in the future would be favorable to us. If we fail to achieve the anticipated cost savings from any acquisitions, our business, financial condition and results of operations could be materially and adversely affected.

High energy and fuel costs may have a material adverse effect on our operating results.

Electric energy and fuel costs represent an important part of our overall cost structure. The price and availability of electric energy and fuel are generally subject to market volatility and, therefore, may have an adverse impact on our costs and operating results. Furthermore, if third party suppliers fail to provide to us the required amounts of energy or fuel under existing agreements, we may need to acquire energy or fuel at an increased cost from other suppliers to fulfill certain contractual commitments. In addition, governments in several of the countries where we operate are working to reduce energy subsidies, introduce clean energy obligations or impose new excise taxes, which could further increase energy costs, which could adversely affect us.

Furthermore, if our efforts to increase our use of alternative fuels are unsuccessful, due to their limited availability, price volatility or otherwise, we would be required to use traditional fuels, which may increase our energy and fuel costs and could have a material adverse effect on our business, financial condition and results of operations.

The introduction of substitutes for cement, concrete or aggregates into the market and the development of new construction techniques and technologies could have a material adverse effect on our business, financial condition and results of operations.

Materials such as plastic, aluminum, ceramics, glass, wood and steel can be used in construction as a substitute for cement, concrete or aggregates. In addition, other construction techniques, such as the use of dry wall, and the integration of new technologies in the construction industry, such as 3-D printing, mini-mills and mobile plants, and changes in housing preferences could adversely impact the demand and price for cement, concrete and/or aggregates. Further, research aimed at developing new construction techniques and modern materials and digitalizing the construction industry may introduce new products and technologies in the future that could reduce the demand and prices for our products.

We operate in highly competitive markets and if we do not compete effectively, our results of operations will be harmed.

The markets in which we operate are highly competitive and are served by a variety of established companies with recognized brand names, as well as new market entrants and increasing imports. Companies in these markets compete based on a variety of factors, often employing aggressive pricing strategies to gain market share. Our ability to increase our net sales depends, in part, on our ability to compete effectively. We compete with different types of companies and based on different factors in each market. For example, in the relatively consolidated cement and ready-mix concrete industries, we generally compete based on quality and value proposition available to our clients. In the more fragmented market for aggregates, we generally compete based on capacity and our price for our products. In certain areas of the markets in which we compete, some of our competitors may be more established, benefit from greater brand recognition or have greater manufacturing and distribution channels and other resources than we do. In addition, if our competitors were to combine, they may be able to compete more effectively with us and they may dispose of assets, which could lead to new market entrants that increase competition in our markets. For example, Lafarge, S.A. (“Lafarge”) and Holcim Ltd. (“Holcim”) finalized their merger in 2015, and Ireland’s CRH plc (“CRH”) acquired the vast majority of the assets disposed by Lafarge and Holcim pursuant to the requirements of regulators. Another example is HeidelbergCement AG’s (“Heidelberg”) acquisition of Italcementi S.p.A. (“Italcementi”), which was completed in July 2016.

If we are not able to compete effectively, we may lose substantial market share, our net sales could decline or grow at a slower rate and our business and results of operations would be harmed, which could have a material adverse effect on our business, financial condition and results of operations.

A substantial amount of our total assets consists of intangible assets, including goodwill. We have recognized charges for goodwill impairment in the past, and if market or industry conditions deteriorate further, additional impairment charges may be recognized.

Our 2017 audited consolidated financial statements included elsewhere in this annual report, have been prepared in accordance with IFRS as issued by the IASB, under which goodwill is not amortized and is tested for impairment when impairment indicators exist or at least once a year during the fourth quarter of each year, by determining the recoverable amount of the groups of cash-generating units to which goodwill balances have been allocated, which consists of the higher of such groups of cash-generating units fair value, less cost to sell, and their corresponding value in use, represented by the discounted amount of estimated future cash flows expected to be generated by such groups of cash-generating units to which goodwill has been allocated. An impairment loss is recognized under IFRS if the recoverable amount is lower than the net book value of the groups of cash-generating units to which goodwill has been allocated within other expenses, net. We determine the discounted amount of estimated future cash flows over periods of five years. In specific circumstances, when, according to our experience, actual results for a given cash-generating unit do not fairly reflect historical performance and most external economic variables provide us with confidence that a reasonably determinable improvement in the mid-term is expected in their operating results, management uses cash flow projections over a period of up to ten years, to the point in which future expected average performance resembles the historical average performance and to the extent we have detailed, explicit and reliable financial forecasts and is confident and can demonstrate its ability, based on past experience, to forecast cash flows accurately over that longer period. If the value in use of a group of cash-generating units to which goodwill has been allocated is lower than its corresponding carrying amount, we determine its corresponding fair value using methodologies generally accepted in the markets to determine the value of entities, such as multiples of Operating EBITDA and/or by reference to other market transactions, among others. Impairment tests are significantly sensitive to, among other factors, the estimation of future prices of our products, trends in operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the growth rates in perpetuity applied, among others. We use specific pre-tax discount rates for each group of cash-generating units to which goodwill is allocated, which are applied to pre-tax cash flows. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rates in perpetuity applied. Likewise, the amounts of discounted future cash flows are significantly sensitive to the weight average cost of capital (discount rate) applied. The higher the growth rate in perpetuity applied, the higher the amount of undiscounted future cash flows by group of cash-generating units obtained. Conversely, the higher the discount rate applied, the lower the amount of discounted estimated future cash flows by group of cash-generating units obtained. During the last quarters of each of 2015, 2016 and 2017, we performed our annual goodwill impairment test. For the years ended as of December 31, 2015 and 2016, we did not determine any goodwill impairments. During 2017, in connection with our operating segment in Spain and considering the uncertainty over the improvement indicators affecting the country’s construction industry (and consequently the expected consumption of cement, ready-mix concrete and aggregates), partially a result of the country’s complex prevailing political environment, which results in limited expenditure in infrastructure projects, as well as the uncertainty in the expected price recovery and the effects of increased competition and imports, our management considered a future reduction of the related cash flows projections from 10 to five years and determined that the net book value of our operating segment in Spain exceeded the amount of the net present value of projected cash flows by Ps1,920 million (U.S.$98 million). As a result, we recognized a goodwill impairment in the aforementioned amount as part of “Other expenses, net” in the income statement against the related goodwill balance. See note 15.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

Considering the important role that economic factors play in testing goodwill for impairment, we cannot assure that an eventual downturn in the economies where we operate will not necessitate further impairment tests and a possible downward readjustment of our goodwill for impairment under IFRS. Such an impairment test could result in impairment charges which could be material to our financial statements, which could have a material adverse effect on our financial condition.

We are subject to litigation proceedings, including government investigations relating to corruption related matters and antitrust proceedings, that could harm our business if an unfavorable ruling were to occur.

From time to time, we are and may become involved in litigation and other legal or administrative proceedings relating to claims arising from our operations, either in the normal course of business or not. As described in, but not limited to, “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings,” we are currently subject to a number of significant legal proceedings, including, but not limited to, those relating to an SEC investigation concerning a new cement plant being built by CEMEX Colombia, S.A. (“CEMEX Colombia”) in the Antioquia department of the Municipality of Maceo, Colombia, as well as an investigation from the U.S. Department of Justice (the “DOJ”) mainly relating to our operations in Colombia and other jurisdictions, and antitrust investigations in countries in which we operate. In addition, our main operating subsidiary in Egypt, Assiut Cement Company (“ACC”), is involved in certain Egyptian legal proceedings relating to the acquisition of ACC. Investigations and litigation, and in general any legal or administrative proceeding, are subject to inherent uncertainties, and unfavorable rulings may occur. We cannot assure you that these or any of our other regulatory matters and legal proceedings will not materially affect our ability to conduct our business in the manner that we expect or otherwise materially adversely affect us should an unfavorable ruling occur, which could have a material adverse effect on our business, financial condition and results of operations.

We have concluded that our internal control over financial reporting was not effective as of December 31, 2017, and our remediation efforts are ongoing. As a result, our ability to report our results of operations accurately, including our ability to make required filings with government authorities, may be adversely affected if our remediation efforts are not adequate. In addition, the trading price of our securities may be adversely affected by a related negative market reaction.

We have identified a material weakness in our internal control over financial reporting. Our management, including CEMEX, S.A.B. de C.V.’s Chief Executive Officer and Executive Vice President of Finance and Chief Financial Officer, has concluded that our disclosure controls and procedures were not effective as of December 31, 2017 to achieve their intended objectives. We have identified the following material weakness in our internal control over financial reporting: our risk assessment process did not operate effectively to implement controls that would prevent, or detect and correct, misstatements resulting from apparent collusion or management override of controls in relation to significant unusual transactions. In addition, we did not design and operate effective monitoring controls to detect non-compliance with our policies related to the financial reporting of significant unusual transactions. This material weakness relates, in part, to the previously disclosed irregular payments to a non-governmental individual made in connection with the construction by CEMEX Colombia of a new integrated cement plant in the Antioquia department near the municipality of Maceo, Colombia (the “Maceo Project”). As of December 31, 2017, the implementation of our remediation plan to address this material weakness was not far enough advanced to provide a sufficient level of assurance that such circumvention or override of controls and misuse of funds by management would be prevented. For more information, see “Item 15—Controls and Procedures.” As of the date of this annual report, the process of designing, implementing and validating remedial measures related to the material weakness is ongoing. If our efforts to remediate this material weakness are not successful, we may be unable to report our results of operations accurately and make our required filings with government authorities, including the SEC. Furthermore, our business and operating results and the price of our securities may be adversely affected by related negative market reactions. We cannot be certain that in the future additional material weaknesses will not exist or otherwise be discovered.

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

In late 2010, the U.S. Environmental Protection Agency (“EPA”) issued the final Portland Cement National Emission Standard (“Portland Cement NESHAP”) for Hazardous Air Pollutants under the federal Clean Air Act (“CAA”). This rule required Portland cement plants to limit mercury emissions, total hydrocarbons, hydrochloric acid and particulate matter by September 2013. The rule was challenged in federal court, and in December 2011, the D.C. Circuit Court of Appeals remanded the Portland Cement NESHAP to EPA and directed the agency to recompute the standards. In February 2013, EPA issued a revised final Portland Cement NESHAP rule that relaxed emissions limits for particulate matter and moved the compliance deadline to September 2015. In April 2013, environmental groups again challenged the revised Portland Cement NESHAP rule in federal court. In April 2014, the D.C. Circuit issued a ruling upholding both the revised particulate matter emission limits and the September 2015 compliance deadline. Portland Cement NESHAP compliance-related work continues in 2018 in several of our plants, for which we have received extensions to the compliance deadline. Compliance could require us to utilize significant resources, which could have a material adverse impact on our results of operations, liquidity and financial condition; however, we expect that such impact would be consistent with the impact on the cement industry as a whole.

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

Under certain environmental laws and regulations, liability associated with investigation or remediation of hazardous substances can arise at a broad range of properties, including properties currently or formerly owned or operated by CEMEX, as well as facilities to which we sent hazardous substances or wastes for treatment, storage or disposal, or any areas affected while we transported any hazardous substances or wastes. Such laws and regulations may apply without regard to causation or knowledge of contamination. We occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities (or ongoing operational or construction activities) may lead to hazardous substance releases or discoveries of historical contamination that must be remediated, and closures of facilities may trigger compliance requirements that are not applicable to operating facilities. While compliance with these laws and regulations has not materially adversely affected our operations in the past, we cannot assure you that these requirements will not change and that compliance will not adversely affect our operations in the future. Furthermore, we cannot assure you that existing or future circumstances or developments with respect to contamination will not require us to make significant remediation or restoration expenditures, which could have a material adverse effect on our business, financial condition and results of operations.

The cement manufacturing process requires the combustion of large amounts of fuel and creates carbon dioxide (“CO2”) as a by-product of the calcination process. Therefore, efforts to address climate change through federal, state, regional, EU and international laws and regulations requiring reductions in emissions of greenhouse gases (“GHGs”) can create economic risks and uncertainties for our business. Such risks could include the cost of purchasing allowances or credits to meet GHG emission caps, the cost of installing equipment to reduce emissions to comply with GHG limits or required technological standards, decreased profits or losses arising from decreased demand for our goods and higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls. To the extent that financial markets view climate change and GHG emissions as a financial risk, this could have a material adverse effect on our cost of and access to capital. Given the uncertain nature of the actual or potential statutory and regulatory requirements for GHG emissions at the federal, state, regional, EU and international levels, we cannot predict the impact on our operations or financial condition or make a reasonable estimate of the potential costs to us that may result from such requirements. However, the impact of any such requirements, whether individually or cumulatively, could have a material economic impact on our operations in the United States and in other countries. For more information on certain laws and regulations addressing climate change that we are, or could become, subject to, and the impacts to our operations arising therefrom, see “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters.”

Cement production raises a number of health and safety issues. As is the case with other companies in our industry, some of our aggregate products contain varying amounts of crystalline silica, a common mineral. Also, some of our construction and material processing operations release, as dust, crystalline silica that is in the materials being handled. Excessive, prolonged inhalation of very small-sized particles of crystalline silica has allegedly been associated with respiratory disease (including silicosis). As part of our annual due diligence, we work with our stakeholders to verify that certain health and safety protocols are in place as regards the management of silica and its health effects, as well as in relations to other substances and products. Nonetheless, under various laws we may be subject to future claims related to exposure to these or other substances or products.

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

As part of our insurance-risk governance approach, from time to time we evaluate the need to address the financial consequences of environmental laws and regulations through the purchase of insurance. As a result, we do arrange certain types of environmental impairment insurance policies for both site-specific, as well as multi-site locations. We also organize non-specific environmental impairment insurance as part of the provision of a broader corporate insurance strategy. These latter insurance policies are designed to offer some assistance to our financial flexibility to the extent that the specifics of an environmental incident could give rise to a financial liability. However, we cannot assure you that a given environmental incident will be covered by the environmental insurance we have in place, or that the amount of such insurance will be sufficient to offset the liability arising from the incident. Any such liability may be deemed to be material to us, and could have a material adverse effect on our business, financial condition and results of operations.

We are an international company and are exposed to risks in the countries in which we have operations or interests.

We are dependent, in large part, on the economies of the countries in which we market our products and services. The economies of these countries are in different stages of socioeconomic and political development. Consequently, like many other companies with significant international operations, we are exposed to risks from changes in economic growth, foreign currency exchange rates, interest rates, inflation, trade policy, government spending, regulatory framework, social instability and other political, economic or social developments that may materially affect our business, financial condition and results of operations.

As of December 31, 2017, we mostly had operations in Mexico, the United States, the United Kingdom, France, Germany, Spain, the Rest of Europe, Colombia, Panama, Costa Rica, Caribbean TCL, the Rest of South, Central America and the Caribbean, the Philippines, Egypt, and the Rest of Asia, Middle East and Africa (as described in “Item 4—Information on the Company—Business Overview”).

For a geographic breakdown of our net sales for the year ended December 31, 2017, see “Item 4—Information on the Company—Geographic Breakdown of Net Sales for the Year Ended December 31, 2017.”

In recent years, concerns over global economic conditions, protectionist trade policies, energy costs, geopolitical issues, political uncertainty, the availability and cost of credit and the international financial markets have contributed to economic uncertainty and reduced expectations for the global economy.

Our operations in Egypt, the United Arab Emirates (“UAE”) and Israel have experienced instability as a result of, among other things, civil unrest, terrorism, extremism, deterioration of general diplomatic relations and changes in the geopolitical dynamics in the region. There can be no assurances that political turbulence in Egypt, Iran, Iraq, Syria, Libya, Yemen and other countries in Africa, the Middle East and Asia will abate in the near future or that neighboring countries will not be drawn into conflict or experience instability. In addition, some of our operations are or may be subject to political risks, such as confiscation, expropriation and/or nationalization, as for example was the case of our past operations in Venezuela and is currently the case in Egypt. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Egypt Share Purchase Agreement.”

Our operations in Egypt have since 2011 been exposed political and social turmoil in the country. In March 2018, Egypt held a new presidential election and President Abdel Fattah el-Sisi was re-elected for a second term (2018 – 2022). CEMEX’s operations in Egypt have been adversely affected by the turbulence in Egypt and CEMEX continues with its cement production, dispatch and sales activities as of the date of this annual report. We cannot assure you that the reelected regime will be able to avoid further political and social turbulence. Risks to CEMEX’s operations in Egypt include a potential reduction in overall economic activity, exchange rate volatility, increased cost of energy, cement oversupply and threat of terrorist attacks which could have a material adverse effect on our operations in the country.

Our operations are also exposed to the Israeli-Palestinian conflict. Confrontations between Israeli Defense Force and Palestinians in the Gaza have continued generating sporadic events of violence in the region. Progress on peace is stalled, as neither side has shown intentions for making concessions. If the conflicts escalate, it could have a negative impact on the geopolitics and economy in the region, which in turn could adversely affect our operations, financial condition and results of operations.

Military activities in Ukraine and on its borders, including Russia effectively taking control of Crimea, followed by Crimea’s independence vote and absorption by Russia, have combined with Ukraine’s weak economic conditions to create uncertainty in Ukraine and the global markets. In response to the annexation of the Crimean region of Ukraine by Russia and also related to Russia’s intervention in the conflicts in Syria, other nations, including the U.S., have imposed and may continue to impose economic sanctions on Russia. While not directly impacting territories in which we had operations as of December 31, 2017, this dispute could negatively affect the economies of the countries in which we operate and their access to Russian energy supplies, and could negatively impact the global economy. Further, potential responses by Russia to those sanctions could adversely affect European economic conditions, which could have a material adverse effect on our operations mainly in Europe, and if conflicts with Russia escalate to military conflict, it could also have a material adverse effect on our business, financial condition and results of operations.

In the Middle East region, during 2017, the Gulf Cooperation Council split in a way not seen since its foundation in 1981, after Saudi Arabia, the UAE and Bahrain launched a boycott of Qatar in June 2017, alleging Qatar’s support to Islamist groups. The end of the conflict does not appear to be imminent, as Qatar refuses to accept demands from Gulf Cooperation Council countries. The Qatar-Gulf crisis may have a negative economic impact on the region. Additionally, as previously mentioned, the civil war in Syria could escalate tensions between the U.S. and Russia, Israel and Iran, and their corresponding allies. Increased tensions among these countries could lead to a risk of a military action that could have the potential to have a material adverse effect on our business, financial condition and results of operations.

In Asia, there is considerable political instability in Taiwan related to its disputes with China and in South Korea related to its disputes with North Korea, which also include the disputes between the U.S. and North Korea. Similarly, mutually exclusive territorial disputes among several Southeast Asian countries in the South China Sea amplify the potential for an outbreak of hostilities. A major outbreak of hostilities or other political upheaval in China, Taiwan, North Korea or South Korea could adversely affect the global economy, which could have a material adverse effect on our business, financial condition or results of operations. A potential sharp and unexpected reduction of economic growth in China, or an economic contraction of this country, could affect the global economy to an extent that have a material adverse effect on our business, financial condition and results of operations.

Other regions are also exposed to political turmoil, including the continued political unrest in Venezuela, which may similarly affect the results of our operations in those regions.

Further, there have been terrorist attacks and ongoing threats of future terrorist attacks in countries in which we maintain operations. We cannot assure you that there will not be other attacks or threats that will cause any damage to our operating units and facilities or locations, or harm any of our employees, including members of CEMEX, S.A.B de C.V.’s board of directors or senior management, or lead to an economic contraction or erection of material barriers to trade in any of our markets. An economic contraction in any of our major markets could affect domestic demand for cement and, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations can be affected by adverse weather conditions and natural disasters.

Construction activity, and thus demand for our products, decreases substantially during periods of cold weather, when it snows or when heavy or sustained rainfalls occur, or in general any rainy and snowy weather. Consequently, demand for our products is significantly lower during the winter or raining and snowing seasons in temperate countries and during the rainy season in tropical countries. Generally, winter weather in our European and North American operations significantly reduces our first quarter sales volumes, and to a lesser extent our fourth quarter sales volumes. Sales volumes in these and similar markets generally increase during the second and third quarters because of normally better weather conditions. However, high levels of rainfall and/or snow can adversely affect our operations during these periods as well, such as was the case in 2017 for our operations in the Philippines. Natural disasters, like the earthquake in Mexico and Hurricanes Harvey and Irma in the United States in 2017, could also have a negative impact on our sales volumes, which could also be material. This decrease in sales volumes is usually compensated by the increase in the demand of our products during the reconstruction phase, unless any of our operating units or facilities are impacted because of the natural disaster. Such adverse weather conditions and natural disasters can have a material adverse effect on our business, financial condition and results of operations if they occur with unusual intensity, during abnormal periods, or last longer than usual in our major markets, especially during peak construction periods.

We will be adversely affected by any significant or prolonged disruption to our production facilities.

Any prolonged and/or significant disruption to our production facilities, whether due to repair, maintenance or servicing, governmental actions, regulatory issues, industrial accidents, unavailability of raw materials such as energy, mechanical equipment failure, human error, natural disaster or otherwise, will disrupt and adversely affect our operations. Additionally, any major or sustained disruptions in the supply of utilities such as water or electricity or any fire, flood or other natural calamities or communal unrest or acts of terrorism may disrupt our operations or damage our production facilities or inventories and could have a material adverse effect on our business, financial condition and results of operations.

We typically shut down our facilities to undertake maintenance and repair work at scheduled intervals. Although we schedule shut downs such that not all our facilities are shut down at the same time, the unexpected shut down or closure of any facility may nevertheless materially affect our business, financial condition and results of operations from one period to another.

We are increasingly dependent on information technology and our systems and infrastructure, as well as those provided by third-party service providers; face certain risks, including cyber security risks.

We increasingly rely on a variety of information technology and automated operating systems to manage and support our operations, as well as to offer our products to our customers. The proper functioning of this technology and these systems is critical to the efficient operation and management of our business, as well as for the sales generated by our business. In addition, these systems and technologies may require modifications or upgrades as a result of technological changes or growth in our business. These changes may be costly and disruptive to our operations, and could impose substantial demands on our systems and increase system outage time. Our systems and technology, as well as those provided by our third-party service providers, may be vulnerable to damage, disruption or intrusion caused by circumstances beyond our control, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, unauthorized access and cyber-attacks. For example, our development and implementation of digital solutions to improve sales, customer experience, enhance our operations and increase our business efficiencies could be impeded by such damages, disruptions or intrusions. Although we take actions to secure our systems and electronic information and also have disaster recovery plans in case of incidents that could cause major disruptions to our business, these measures may not be sufficient, and our systems have in the past been subject to certain minor intrusions. As of December 31, 2017, we have not detected, and our third-party service providers have not informed us of, any relevant event that has materially damaged, disrupted or resulted in an intrusion of our systems. Any significant information leakages or theft of information could affect our compliance with data privacy laws and damage our relationship with our employees, customers and suppliers, and also have a material adverse impact on our business, financial condition and results of operations. As of December 31, 2017, our insurance does not cover any risk associated with cyber security risks. In addition, any significant disruption to our systems could have a material adverse effect on our business, financial condition and results of operations.

Activities in our business can be hazardous and can cause injury to people or damage to property in certain circumstances.

Most of our production facilities and units, as well as mineral extractions locations, require individuals to work with chemicals, equipment and other materials that have the potential to cause harm and injury, or fatalities, when used without due care. An accident or injury that occurs at our facilities could result in disruptions to our business and operations and have legal and regulatory consequences and we may be required to compensate such individuals or incur other costs and liabilities, any and all of which could have a material adverse impact on our reputation, business, financial condition, results of operations and prospects.

Labor activism and unrest, or failure to maintain satisfactory labor relations, could adversely affect our results of operations.

Labor activism and unrest may adversely affect our operations and thereby adversely affect our business, financial condition, results of operations and prospects. Although most of our significant operations have not been affected by any significant labor dispute in the past, we cannot assure you that we will not experience labor unrest, activism, disputes or actions in the future, some of which may be significant and could adversely affect our business, financial condition, results of operations and prospects. For a description of our most relevant collective bargaining agreements, see “Item 6—Directors, Senior Management and Employees—Employees.”

Increases in liabilities related to our pension plans could adversely affect our results of operations.

We have obligations under defined benefit pension and other benefit plans in certain countries in which we operate, mainly in North America and Europe. Our actual funding obligations will depend on benefit plan changes, government regulations and other factors, including changes in longevity and mortality statistics. Due to the large number of variables and assumptions that determine pension liabilities and funding requirements, which are difficult to predict because they change continuously as demographics evolve despite the fact that we support our projections with studies by external actuaries, our net projected liability recognized in the statement of financial position of Ps23,653 million (U.S.$1,204 million) as of December 31, 2017 and the future cash funding requirements for our defined benefit pension plans and other postemployment benefit plans could significantly differ from the amounts estimated as of December 31, 2017. If so, these funding requirements, as well as our possible inability to properly fund such pension plans if we are unable to deliver the cash or equivalent funding requirements, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our insurance coverage may not cover all the risks to which we may be exposed.

We face the risks of loss and damage to our products, property and machinery due to, among others, fire, theft and natural disasters such as floods, and also face risks related to cyber security related matters. Such events may cause a disruption to or cessation of our operations and business. While we believe that we have adequate and sufficient coverage, in line with industry practices, in some instances our insurance coverage may not be sufficient to cover all of our potential unforeseen losses and liabilities. In addition, our insurance coverage may not cover all the risks to which we may be exposed, such as cyber security risks. If our losses exceed our insurance coverage, or if we are not covered by the insurance policies we have taken up, we may be liable to cover any shortfall or losses. Our insurance premiums may also increase substantially because of such claims. In such circumstances, our financial results may be materially adversely affected.

Our success depends on the leadership of CEMEX, S.A.B. de C.V.’s board of directors and on key members of our management.

Our success depends largely on the efforts and strategic vision of CEMEX, S.A.B. de C.V.’s board of directors and of our executive management team. The loss of the services of some or all of the members of CEMEX, S.A.B. de C.V.s board of directors or our executive management could have a material adverse effect on our business, financial condition and results of operations.

The execution of our business strategy also depends on our ongoing ability to attract and retain additional qualified employees. For a variety of reasons, particularly with respect to the competitive environment and the availability of skilled labor, we may not be successful in attracting and retaining the personnel we require. If we are unable to hire, train and retain qualified employees at a reasonable cost, we may be unable to successfully operate our business or capitalize on growth opportunities and, as a result, our business, financial condition and results of operations could be adversely affected.

We are subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations in the countries in which we operate. Any violation of any such laws or regulations could have a material adverse impact on our reputation and results of operations and financial condition.

We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust and other international laws and regulations and are required to comply with the applicable laws and regulations of the countries in which we operate. In addition, we are subject to regulations on economic sanctions that restrict our dealings with certain sanctioned countries, individuals and entities. Given the large number of contracts that we are a party to around the world, the geographic distribution of our operations and the great variety of actors that we interact within the course of business, we are subject to the risk that our affiliates, employees, directors, officers, partners, agents and service providers may misappropriate our assets, manipulate our assets or information, make improper payments or engage in corruption, bribery, money laundering or other illegal activity, for such person’s personal or business advantage.

There can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our affiliates, employees, directors, officers, partners, agents and service providers or that any such persons will not take actions in violation of our policies and procedures. If we fail to fully comply with applicable laws and regulations, the relevant government authorities of the countries where we operate have the power and authority to impose fines and other penalties. Any violations by us of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition.

For further information regarding our ongoing proceedings with respect to anti-corruption laws, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—We are subject to litigation proceedings, including antitrust proceedings, that could harm our business if an unfavorable ruling were to occur” and “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings.”

Certain tax matters may have an adverse effect on our cash flow, financial condition and net income.

We are subject to certain tax matters, mainly in Mexico, Colombia and Spain, that, if adversely resolved, may have a material adverse effect on our cash flow, financial condition and net income. See notes 2.13 and 19.4 to our 2017 audited consolidated financial statements, “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters—Mexico,” “—Regulatory Matters and Legal Proceedings—Tax Matters—Colombia,” and “—Regulatory Matters and Legal Proceedings—Tax Matters—Spain” for a description of the legal proceedings regarding these Mexican, Colombian and Spanish tax matters, all included elsewhere in this annual report.

It may be difficult to enforce civil liabilities against us or the members of CEMEX, S.A.B. de C.V.’s board of directors, our executive officers and controlling persons.

CEMEX, S.A.B. de C.V. is a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. Substantially all members of CEMEX, S.A.B. de C.V.’s board of directors and the majority of the members of our senior management reside in Mexico, and all or a significant portion of the assets of those persons may be, and the majority of our assets are, located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or to enforce against them or against us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our General Counsel, Roger Saldaña Madero, that there is doubt as to the enforceability in Mexico, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws.

The protections afforded to non-controlling shareholders in Mexico are different from those in the United States and may be more difficult to enforce.

Under Mexican law, the protections afforded to non-controlling shareholders are different from those in the United States. In particular, the legal framework and case law pertaining to disputes between shareholders and us, the members of CEMEX, S.A.B. de C.V.’s board of directors, our officers or CEMEX, S.A.B. de C.V.’s controlling shareholders, if any, are less developed under Mexican law than under U.S. law. Mexican law generally only permits shareholder derivative suits (i.e., suits for our benefit as opposed to the direct benefit of our shareholders) and there are different procedural requirements for bringing shareholder lawsuits, such as shareholder derivative suits, which differ from those you may be familiar with under U.S. and other laws. There is also a substantially less active plaintiffs’ bar dedicated to the enforcement of shareholders’ rights in Mexico than in the United States. As a result, in practice it may be more difficult for our non-controlling shareholders to enforce their rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

ADS holders may only vote the Series B shares represented by the CPOs deposited with the ADS depositary through the ADS depositary and are not entitled to vote the Series A shares represented by the CPOs deposited with the ADS depositary or to attend shareholders’ meetings.

Under the terms of the ADSs, the corresponding deposit agreement pursuant to which CEMEX, S.A.B. de C.V.’s ADSs are issued (the “Deposit Agreement”), and CEMEX, S.A.B. de C.V.’s by-laws, a holder of an ADS has the right to instruct the ADS depositary to exercise voting rights only with respect to Series B shares represented by the CPOs deposited with the depositary, but not with respect to the Series A shares represented by the CPOs deposited with the depositary. ADS holders will not be able to directly exercise their right to vote unless they withdraw the CPOs underlying their ADSs (and, in the case of non-Mexican holders, even if they do so, they may not vote the Series A shares represented by the CPOs) and may not receive voting materials on time to ensure that they are able to instruct the depositary to vote the CPOs underlying their ADSs or receive sufficient notice of a shareholders’ meeting to permit them to withdraw their CPOs to allow them to cast their vote with respect to any specific matter. Holders of ADSs will not have the right to instruct the ADS depositary as to the exercise of voting rights in respect of Series A shares underlying CPOs held in the CPO Trust (as defined in the Deposit Agreement). Under the terms of the CPO Trust, Series A shares underlying CPOs held by non-Mexican nationals, including all Series A shares underlying CPOs represented by ADSs, will be voted by the Trustee (as defined in the Deposit Agreement), according to the majority of all Series A shares held by Mexican nationals and Series B shares voted at the meeting. In addition, the depositary and its agents may not be able to send out voting instructions on time or carry them out in the manner an ADS holder has instructed. As a result, ADS holders may not be able to exercise their right to vote and they may lack recourse if the CPOs underlying their ADSs are not voted as they requested. In addition, ADS holders are not entitled to attend shareholders’ meetings. ADS holders will also not be permitted to vote the CPOs underlying the ADSs directly at a shareholders’ meeting or to appoint a proxy to do so without withdrawing the CPOs. If the ADS depositary does not receive voting instructions from a holder of ADSs in a timely manner such holder will nevertheless be treated as having instructed the ADS depositary to give a proxy to a person we designate, or at our request, the corresponding CPO trust’s technical committee designates, to vote the Series B shares underlying the CPOs represented by the ADSs in his/her discretion. The ADS depositary or the custodian for the CPOs on deposit may represent the CPOs at any meeting of holders of CPOs even if no voting instructions have been received. The CPO trustee may represent the Series A shares and the Series B shares represented by the CPOs at any meeting of holders of Series A shares or Series B shares even if no voting instructions have been received. By so attending, the ADS depositary, the custodian or the CPO trustee, as applicable, may contribute to the establishment of a quorum at a meeting of holders of CPOs, Series A shares or Series B shares, as appropriate.

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

Mexican Peso Exchange Rates

Mexico has had no exchange control system in place since the dual exchange control system was abolished in November 1991. The Mexican Peso has floated freely in foreign exchange markets since December 1994, when the Mexican Central Bank (Banco de México) abandoned its prior policy of having an official devaluation band. Since then, the Mexican Peso has been subject to substantial fluctuations in value. The Mexican Peso depreciated against the U.S. Dollar by approximately 2% in 2013, 11% in 2014, 14% in 2015 and 20% in 2016, and appreciated against the U.S. Dollar by approximately 5% in 2017. These percentages are based on the exchange rate that we use for accounting purposes (the “CEMEX accounting rate”). The CEMEX accounting rate on any given date is determined based on the closing exchange rate reported by certain sources, such as Reuters. For any given date, the CEMEX accounting rate may differ from the noon buying rate for Mexican Pesos in New York City published by the U.S. Federal Reserve Bank of New York.

The following table sets forth, for the periods and dates indicated, the end-of-period, average and high and low points of the CEMEX accounting rate as well as the noon buying rate for Mexican Pesos, expressed in Mexican Pesos per U.S.$1.00.

	CEMEX Accounting Rate				Noon Buying Rate
Year Ended December 31,	End of the period	Average(1)	High	Low	End of the period	Average(1)	High	Low
2013	13.05	12.85	13.39	11.98	13.10	12.76	13.43	11.98
2014	14.74	13.37	14.78	12.84	14.75	13.31	14.79	12.85
2015	17.23	15.98	17.23	14.95	17.20	15.87	17.36	14.56
2016	20.72	18.72	20.72	17.18	20.62	18.66	20.84	17.19
2017	19.65	18.88	20.83	17.81	19.64	18.89	21.89	17.48

Monthly (2017)
September	18.25				18.15		18.24	17.65
October	19.16				19.13		19.18	18.21
November	18.60				18.63		19.26	18.51
December	19.65				19.64		19.73	18.62

Monthly (2018)
January	18.58				18.62		19.48	18.49
February	18.84				18.84		18.90	18.36
March	18.31				18.17		18.86	18.17
April(2)	18.53				18.61		18.61	17.97

(1)	The average of the CEMEX accounting rate or the noon buying rate for Mexican Pesos, as applicable, on the last day of each full month during the relevant period.
(2)	April noon buying rates and CEMEX accounting rates are through April 20, 2018.

Between January 1, 2018 and April 20, 2018, the Mexican Peso appreciated by approximately 6% against the U.S. Dollar, based on the noon buying rate for Mexican Pesos.

For a discussion of the financial treatment of our operations conducted in other currencies, see “Item 3—Key Information—Selected Consolidated Financial Information” included elsewhere in this annual report.

Selected Consolidated Financial Information

The financial data set forth below as of and for each of the five years ended December 31, 2017, have been derived from our 2017 audited consolidated financial statements. The financial data set forth below as of December 31, 2016 and 2017 and for each of the three years ended December 31, 2015, 2016 and 2017 have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our 2017 audited consolidated financial statements included elsewhere in this annual report. Our 2017 audited consolidated financial statements prepared under IFRS for the year ended December 31, 2017, were approved by our shareholders at the annual general ordinary shareholders’ meeting held on April 5, 2018. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Shareholders.”

The operating results of newly acquired businesses are consolidated in our financial statements beginning on the acquisition date. Therefore, all periods presented do not include operating results corresponding to newly acquired businesses before we assumed control. As a result, the financial data for the years ended December 31, 2015, 2016, and 2017 may not be comparable to that of prior periods.

Our 2017 audited consolidated financial statements included elsewhere in this annual report, have been prepared in accordance with IFRS, which differ in significant respects from U.S. GAAP. The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by the IASB) to reconcile such financial statements to U.S. GAAP.

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

The Dollar amounts provided below, unless otherwise indicated elsewhere in this annual report, are translations of Mexican Peso amounts at an exchange rate of Ps19.65 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2017. However, in the case of transactions conducted in Dollars, we have presented the U.S. Dollar amount of the transaction and the corresponding Mexican Peso amount that is presented in our 2017 audited consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Mexican Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. The noon buying rate for Mexican Pesos on December 31, 2017 was Ps19.64 to U.S.$1.00. Between January 1, 2018 and April 20, 2018, the Mexican Peso appreciated by approximately 6% against the U.S. Dollar, based on the noon buying rate for Mexican Pesos.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Selected Consolidated Financial Information

	As of and For the Year Ended December 31,
	2013	2014	2015	2016	2017
	(in millions of Mexican Pesos, except ratios and share and per share amounts)
Income Statement Information:
Net sales	Ps 190,370	Ps 199,942	Ps 219,299	Ps 249,945	Ps 258,131
Cost of sales(1)	(130,686)	(134,742)	(144,513)	(160,433)	(169,534)
Gross profit	59,684	65,200	74,786	89,512	88,597
Operating expenses	(40,404)	(43,347)	(47,910)	(53,969)	(56,026)
Operating earnings before other expenses, net(2)	19,280	21,853	26,876	35,543	32,571
Other expense, net	(4,863)	(5,045)	(3,032)	(1,670)	(3,815)
Operating earnings(2)	14,417	16,808	23,844	33,873	28,756
Financial items(3)	(18,195)	(18,952)	(21,117)	(16,998)	(15,685)
Share of profit of equity accounted investees	232	294	737	688	588
Earnings (loss) before income tax	(3,546)	(1,850)	3,464	17,563	13,659
Discontinued operations(4)(5)	97	90	1,028	768	3,499
Non-controlling interest net income	1,223	1,103	923	1,173	1,417
Controlling interest net income (loss)	(10,834)	(6,783)	1,201	14,033	15,221
Basic earnings (loss) per share(6)(7)	(0.28)	(0.16)	0.03	0.32	0.34
Diluted earnings (loss) per share(6)(7)	(0.28)	(0.16)	0.03	0.32	0.34
Basic earnings (loss) per share from continuing operations(6)(7)	(0.29)	(0.16)	0.01	0.30	0.26
Diluted earnings (loss) per share from continuing operations(6)(7)	(0.29)	(0.16)	0.01	0.30	0.26
Number of shares outstanding(6)(8)(9)	34,270	37,370	49,124	48,668	48,439
Statement of Financial Position Information:
Cash and cash equivalents	15,176	12,589	15,322	11,616	13,741
Assets from discontinued operations held for sale(4)(5)	—	—	1,945	21,029	1,378
Property, machinery and equipment, net	205,717	202,928	216,694	230,134	232,160
Total assets	496,130	514,961	542,264	599,728	567,581
Short-term debt including current maturities of long-term debt	3,959	14,507	223	1,222	16,973
Long-term debt	187,021	191,327	229,125	235,016	177,022
Liabilities from operations held for sale	—	—	—	815	—
Non-controlling interest and perpetual debentures(10)	14,939	17,068	20,289	28,951	30,879
Total controlling interest	133,379	131,103	143,479	167,774	179,539
Other Financial Information:
Net working capital(11)	20,754	20,757	16,806	7,920	2,902
Book value per share(6)(9)(12)	3.89	3.51	2.92	3.45	3.71
Operating margin before other expense, net	10.1%	10.9%	12.3%	14.2%	12.6%
Operating EBITDA from continuing operations(13)	33,447	35,556	41,534	51,534	48,563
Ratio of Operating EBITDA to interest expense(13)	1.7	1.7	2.1	2.4	2.5
Capital expenditures	8,409	9,486	12,313	13,279	12,419
Depreciation and amortization	14,167	13,703	14,658	15,991	15,992
Net cash flow provided by operating activities from continuing operations before financial expense, coupons on perpetual debentures and income taxes	26,400	35,445	43,441	61,267	51,389
Basic earnings (loss) per CPO of continuing operations(6)(7)	(0.87)	(0.48)	0.03	0.90	0.78
Basic earnings (loss) per CPO(6)(7)	(0.84)	(0.48)	0.09	0.96	1.02
Total debt plus other financial obligations	230,298	244,429	268,203	273,868	226,216

(1)	Cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants, freight expenses of raw materials in plants and delivery expenses of our ready-mix concrete business. Our cost of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which are all included as part of the line item titled “Operating expenses.”
(2)

In the income statements, CEMEX includes the line item titled “Operating earnings before other expenses, net” considering that is a relevant measure for CEMEX’s management as explained in note 2.1 to our 2017 audited consolidated financial statements included elsewhere in this annual report. Under IFRS, while there are line items that are customarily included in the income statements, such as net sales, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of such income statements varies significantly by industry and company according to specific needs.
(3)	Financial items include financial expenses and our financial income (expense) and other items, net, which includes our results in the sale of associates and remeasurement of previously held interest before change in control of associates, financial income, results from financial instruments, net (derivatives, fixed-income investments and other securities), foreign exchange results and effects of net present value on assets and liabilities and others, net. See notes 7 and 16 to our 2017 audited consolidated financial statements included elsewhere in this annual report.
(4)	On October 31, 2015, after all agreed upon conditions precedent were satisfied, we completed the sale of our operations in Austria and Hungary to the Rohrdorfer Group for €165 million (U.S.$179 million or Ps3,090 million) after final adjustments for changes in cash and working capital balances as of the transfer date. Our combined operations in Austria and Hungary consisted of 29 aggregates quarries and 68 ready-mix plants. The operations in Austria and Hungary for the ten-month period ended October 31, 2015, included in our consolidated income statements, were reclassified to the single line item “Discontinued operations.” As per IFRS, our statement of financial position as of December 31, 2014 was not restated as a result of the sale of our operations in Austria and Hungary. On May 26, 2016, we closed the sale of our operations in Bangladesh and Thailand to Siam City Cement Public Company Ltd. (“SIAM Cement”) for U.S.$70 million. As per IFRS, our statement of financial position as of December 31, 2015 was not restated as a result of the sale of our operations in Thailand and Bangladesh. The operations in Bangladesh and Thailand for the period from January 1, 2016 to May 26, 2016 and the year 2015, included in our consolidated statement of operations, were reclassified to the single line item “Discontinued operations”. In addition, as of December 31, 2016, the Concrete Pipe Business was reclassified to assets held for sale and directly related liabilities on our consolidated statement of financial position, including U.S.$260 million (Ps5,369 million) of goodwill associated with the reporting segment in the United States that was proportionally allocated to these net assets based on their relative fair values. On January 31, 2017, one of CEMEX, S.A.B. de C.V.’s subsidiaries in the U.S. closed the sale of our U.S. Reinforced Concrete Pipe Manufacturing Business (the “Concrete Pipe Business”) to Quikrete Holdings, Inc. (“Quikrete”) for U.S.$500 million plus an additional U.S.$40 million contingent consideration based on future performance. Considering that we disposed of our entire concrete pipe division, the operations of the Concrete Pipe Business, as included in our consolidated income statements for the years ended December 31, 2015 and 2016 and for the one-month period ended January 31, 2017, were reclassified to the single line item “Discontinued Operations.” On June 30, 2017, one of our subsidiaries in the U.S. closed the divestment of its Pacific Northwest Materials Business (the “Pacific Northwest Materials Business”), consisting of aggregates, asphalt and ready mix concrete operations in Oregon and Washington, to Cadman Materials, Inc. (“Cadman Materials”), a Lehigh Hanson Inc. company and a subsidiary of HeidelbergCement Group, for U.S.$150 million. Considering the disposal of our Pacific Northwest Materials Business, these operations, as included in our consolidated income statements for the years ended December 31, 2015, 2016 and 2017, were reclassified to the single line item “Discontinued Operations.” The information related to our consolidated income statement for the year ended December 31, 2013 has not been reclassified to present the financial results of that year of our operations in Bangladesh and Thailand, the Concrete Pipe Business and the Pacific Northwest Materials Business in a single line item as discontinued operations. Also, the information related to our consolidated income statement for the year ended December 31, 2014 has not been reclassified to present the financial results of that year of our operations from the Pacific Northwest Materials Business in a single line item as discontinued operations. See “Item 4—Information on the Company—Business Overview” and note 4.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.
(5)	On August 12, 2015, we entered into an agreement for the sale of our operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, to Duna-Dráva Cement Kft. for €231 million (U.S.$243 million or Ps5,032 million). Those operations mainly consist of three cement plants with aggregate annual production capacity of approximately 2.4 million tons of cement, two aggregates quarries and seven ready-mix plants. On April 5, 2017, we announced that the European Commission issued a decision that restricted completion of the sale. Therefore, the sale of our operations in Croatia did not close, and we maintained our operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia (our “Croatian Operations”). As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, the Croatian Operations are consolidated line-by-line in the financial statements. The information related to our consolidated financial statements for the years ended December 31, 2014 and 2013 in which we previously reported the Croatian Operations as “Discontinued Operations” and “Assets held for sale”, has not been reclassified to present the Croatian Operations as part of continuing operations in our consolidated income statements or line-by-line in our consolidated statements of financial position. We believe that the effects are not significant. See note 4.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.
(6)	CEMEX, S.A.B. de C.V.’s capital stock consists of Series A shares and Series B shares. Each CPO represents two Series A shares and one Series B share. As of December 31, 2017, approximately 99.86% of CEMEX, S.A.B. de C.V.’s outstanding share capital was represented by CPOs. Each ADS represents ten CPOs.
(7)

Earnings (loss) per share is calculated based upon the weighted average number of shares outstanding during the year, as described in note 22 to our 2017 audited consolidated financial statements included elsewhere in this annual report. Basic loss per CPO is determined by multiplying the basic loss per share for each period by three (the number of shares underlying each CPO). Basic loss per CPO is presented solely for the convenience of the reader and does not represent a measure under IFRS. As shown in notes 4.2 and 22 to our 2017 audited consolidated financial statements included elsewhere in this annual report, and in connection with the sale of our operations in Austria, Hungary, Thailand, Bangladesh and the sales of Concrete Pipe Business and Pacific Northwest Materials Business, for the year ended December 31, 2015, “Basic earnings per share” includes Ps0.01 from “Continuing operations,” for the year ended December 31, 2016, “Basic earnings per share” includes Ps0.30 from “Continuing operations,” and for the year ended December 31, 2017, “Basic earnings per share” includes Ps0.26 from “Continuing operations.” In addition, for the years ended December 31, 2015, 2016 and 2017, “Basic earnings per share” includes Ps0.02, Ps0.02 and Ps0.08, respectively, from “Discontinued operations.” Likewise, for the year ended December 31, 2015, “Diluted earnings per share” includes Ps0.01 from “Continuing operations”, for the year ended December 31, 2016, “Diluted earnings per share” includes Ps0.30 from “Continuing operations” and for the year ended December 31, 2017, “Diluted earnings per share” includes Ps0.26 from “Continuing operations.” In addition, for the years ended December 31, 2015, 2016 and 2017, “Diluted earnings per share” includes Ps0.02, Ps0.02 and Ps0.08, respectively, from “Discontinued operations.” See note 22 to our 2017 audited consolidated financial statements included elsewhere in this annual report.
(8)	CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal years 2013, 2014, 2015, 2016 and 2017. At each of CEMEX, S.A.B. de C.V.’s 2013, 2014, 2015 and 2016 annual general ordinary shareholders’ meetings, held on March 20, 2014, March 26, 2015, March 31, 2016 and March 30, 2017, respectively, CEMEX, S.A.B. de C.V.’s shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to each such recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 468 million CPOs, approximately 500 million CPOs, approximately 539 million CPOs and approximately 562 million CPOs were allocated to shareholders on a pro-rata basis in connection with the 2013, 2014, 2015 and 2016 recapitalizations, respectively. In each case, CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares. No recapitalization of retained earnings was approved at CEMEX, S.A.B. de C.V.’s 2017 annual general ordinary shareholders’ meeting held on April 5, 2018.
(9)	Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.
(10)	As of December 31, 2013, 2014, 2015, 2016 and 2017 non-controlling interest includes U.S.$477 million (Ps6,223 million), U.S.$466 million (Ps6,869 million), U.S.$440 million (Ps7,581 million), U.S.$438 million (Ps9,075 million) and U.S.$447 million (Ps8,784 million), respectively, that represents the nominal amount of Perpetual Debentures, denominated in Dollars and Euros, issued by consolidated entities. In accordance with IFRS, these securities qualify as equity due to their perpetual nature and the option to defer the coupons.
(11)	Net working capital equals trade receivables, less allowance for doubtful accounts plus inventories, net, less trade payables.
(12)	Book value per share is calculated by dividing the total controlling interest by the number of shares outstanding.
(13)	Operating EBITDA equals operating earnings before other expenses, net, plus amortization and depreciation expenses. Operating EBITDA is calculated and presented because we believe that it is widely accepted as a financial indicator of our ability to internally fund capital expenditures and service or incur debt, and the consolidated ratio of Operating EBITDA to interest expense is calculated and presented because it is used to measure our performance under certain of our financing agreements. Operating EBITDA and such ratio are non-IFRS measures and should not be considered as indicators of our financial performance as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Under IFRS, while there are line items that are customarily included in income statements prepared pursuant to IFRS, such as net sales, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals, such as operating earnings before other expenses, net, and the display of such income statement varies significantly by industry and company according to specific needs. Our Operating EBITDA may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. Operating EBITDA is reconciled below to operating earnings before other expenses, net, as reported in the income statements, and to net cash flows provided by operating activities before financial expense, coupons on perpetual debentures and income taxes, as reported in the statement of cash flows. Financial expense under IFRS does not include coupon payments of the Perpetual Debentures issued by consolidated entities of Ps405 million in 2013, Ps420 million in 2014, Ps432 million in 2015, Ps507 million in 2016 and Ps482 million in 2017, as described in note 20.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	(in millions of Mexican Pesos)
Reconciliation of Operating EBITDA to net cash flows provided by operations activities from continuing operations before financial expense, coupons on perpetual debentures and income taxes
Operating EBITDA	Ps 33,447	Ps 35,556	Ps 41,534	Ps 51,534	Ps 48,563
Less:
Depreciation and amortization expense	14,167	13,703	14,658	15,991	15,992

Operating earnings before other expenses, net	19,280	21,853	26,876	35,543	32,571

Plus/minus:
Changes in working capital excluding income taxes	(4,237)	1,475	3,596	11,017	8,040
Depreciation and amortization expense	14,167	13,703	14,658	15,991	15,992
Other items, net	(2,810)	(1,586)	(1,689)	(1,284)	(5,214)

Net cash flow provided by operations activities from continuing operations before financial expense, coupons on perpetual debentures and income taxes	Ps 26,400	Ps 35,445	Ps 43,441	Ps 61,267	Ps 51,389

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

CEMEX, S.A.B. de C.V. was founded in 1906 and was registered with the Mercantile Section of the Public Registry of Property and Commerce in Monterrey, Nuevo León, Mexico, on June 11, 1920 for a period of 99 years. At CEMEX, S.A.B. de C.V.’s 2002 ordinary general shareholders’ meeting, this period was extended to the year 2100 and in 2015 this period changed to be indefinite. Beginning April 2006, CEMEX’s full legal and commercial name is CEMEX, Sociedad Anónima Bursátil de Capital Variable.

CEMEX is one of the largest cement companies in the world, based on annual installed cement production capacity and sales volumes as of December 31, 2017, of approximately 92.4 million tons and 68.5 million tons, respectively. After the merger of Holcim with Lafarge during 2015, which resulted in the company LafargeHolcim Ltd. (“LafargeHolcim”), we are the next largest ready-mix concrete company in the world with annual sales volumes of approximately 51.7 million cubic meters and one of the largest aggregates companies in the world with annual sales volumes of approximately 147.4 million tons, in each case, based on our annual sales volumes in 2017. We are also one of the world’s largest traders of cement and clinker, having traded approximately 10 million tons of cement and clinker in 2017. This information does not include discontinued operations. See note 4.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report. CEMEX, S.A.B. de C.V. is an operating and holding company engaged, directly or indirectly, through its operating subsidiaries, primarily in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates, clinker and other construction materials throughout the world, and that provides reliable construction-related services to customers and communities in more than 50 countries throughout the world, and maintains business relationships in over 100 countries worldwide.

We operate globally, with operations in Mexico, the United States, Europe, South America, Central America, the Caribbean, Asia, the Middle East and Africa. We had total assets of Ps567,581 million (U.S.$28,885 million) as of December 31, 2017, and an equity market capitalization of approximately Ps193,367 million (U.S.$10,435 million) as of April 20, 2018.

As of December 31, 2017, our cement production facilities were located in Mexico, the United States, the United Kingdom, Germany, Spain, Poland, Latvia, Czech Republic, Croatia, Colombia, Panama, Costa Rica, the Dominican Republic, Puerto Rico, Nicaragua, Trinidad and Tobago, Jamaica, Barbados, Egypt, and the Philippines. As of December 31, 2017, our assets (after eliminations), cement plants and installed capacity, on an unconsolidated basis by region, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray portland cement and white cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray portland cement capacity, and includes installed capacity of cement plants that have been temporarily closed.

	As of December 31, 2017
	Assets After Eliminations (in Billions of Mexican Pesos)	Number of Cement Plants	Installed Cement Production Capacity (Millions of Tons Per Annum)
Mexico(1)	Ps 72	15	29.5
United States(2)	268	11	15.2
Europe
United Kingdom	35	2	2.4
France	20	—	—
Germany	9	1	2.4
Spain	26	7	10.4
Poland	5	2	3.0
Rest of Europe(3)	16	5	5.7
South, Central America and the Caribbean (“SAC”)
Colombia	24	2	4.0
Panama	7	1	2.1
Costa Rica	2	1	0.9
Caribbean TCL(4)	11	3	2.5
Rest of South, Central America and the Caribbean(5)	11	3	4.4
Asia, Middle East and Africa
Philippines	12	2	4.5
Egypt	5	1	5.4
Rest of Asia, Middle East and Africa(6)	14	—	—
Corporate and Other Operations	30	—	—

Continuing Operations	567	—	—
Assets held for sale	1	—	—

Total	Ps 568	56	92.4

“—” Not applicable

The above table includes our proportional interest in the installed capacity of companies in which we hold a non-controlling interest and reflects our organizational structure as of December 31, 2017.

(1)	“Number of cement plants” and “installed cement production capacity” includes two cement plants that were temporarily inactive with an aggregate annual installed capacity of 2.8 million tons of cement. “Installed cement production capacity” includes 0.5 million tons of cement representing our proportional interests through associates in three other cement plants.
(2)	“Number of cement plants” and “installed cement production capacity” includes two cement plants that were temporarily inactive with an aggregate annual installed capacity of 2.1 million tons of cement. “Installed cement production capacity” includes 1.8 million tons of cement representing our proportional interests through associates in six other cement plants.
(3)	“Rest of Europe” refers primarily to our operations in the Czech Republic, Croatia and Latvia, as well as trading activities in Scandinavia and Finland. “Installed cement production capacity” includes 0.7 million tons of cement representing our proportional interest in a Lithuanian cement producer that operated one other cement plant.
(4)	“Installed cement production capacity” includes 1.7 million tons of cement representing our proportional interests through associates in Barbados, Jamaica and Trinidad and Tobago in three other cement plants. “Caribbean TCL” refers to our operations acquired in the Caribbean, mainly in Trinidad and Tobago, Jamaica and Barbados, as part of the purchase of TCL.
(5)	“Rest of South, Central America and the Caribbean” refers primarily to our operations in Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, excluding our Caribbean TCL segment, Guatemala, and small ready-mix concrete operations in Argentina.
(6)	“Rest of Asia, Middle East and Africa” includes our operations Israel and UAE.

During the majority of the last 27 years, we embarked on a major geographic expansion program to diversify our cash flows and enter markets whose economic cycles within the cement industry largely operate independently from those of Mexico and which offer long-term growth potential. We have built an extensive network of marine and land-based distribution centers and terminals that give us marketing access around the world. As part of our strategy, we also periodically review and reconfigure our operations in implementing our post-merger integration process, and we also divest assets that we believe are less important to our strategic objectives. The following are our significant acquisitions and our most significant divestitures and reconfigurations that we have announced or closed since 2014:

•	On October 31, 2015, after all conditions precedent were satisfied, we completed the sale of our operations in Austria and Hungary to the Rohrdorfer Group for €165 million (U.S.$179 million or Ps3,090 million) after final adjustments for changes in cash and working capital balances as of the transfer date. Our combined operations in Austria and Hungary consisted of 29 aggregates quarries and 68 ready-mix plants. The operations in Austria and Hungary for the ten-month period ended October 31, 2015, included in our consolidated income statements, were reclassified to the single line item “Discontinued operations,” which includes, in 2015, a gain on sale of U.S.$45 million (Ps741 million). Such gain on sale includes the reclassification to the income statement of foreign currency translation effects accrued in equity until October 31, 2015 for an amount of U.S.$10 million (Ps215 million). See note 4.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

•	On May 26, 2016, we closed the sale of our operations in Bangladesh and Thailand to SIAM Cement for U.S.$70 million (Ps1,450 million). Our operations in Bangladesh and Thailand for the period from January 1, 2016 to May 26, 2016 and the year ended December 31, 2015 included in our consolidated income statements were reclassified to the single line item “Discontinued operations,” which includes, in 2016, a gain on sale of U.S.$24 million (Ps424 million). See note 4.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

•

On July 18, 2016, CHP closed its initial public offering of 45% of its common shares in the Philippines, and 100% of CHP’s common shares started trading on the Philippine Stock Exchange under the ticker “CHP.” As of December 31, 2017, CASE, an indirect subsidiary of CEMEX, S.A.B. de C.V., directly owned 55% of CHP’s outstanding common shares. The net proceeds to CHP from its initial public offering were U.S.$507 million after deducting estimated underwriting discounts and commissions, and other estimated offering expenses payable by CHP. CHP used the net proceeds from the initial public offering to repay existing indebtedness owed to BDO Unibank and to an indirect subsidiary of CEMEX, S.A.B. de C.V.

•	On November 18, 2016, after all conditions precedent were satisfied, we announced that we had closed the sale of certain assets in the U.S. to GCC for U.S.$306 million (Ps6,340 million). The assets were sold by an affiliate of ours to an affiliate of GCC in the U.S., and mainly consisted of our cement plant in Odessa, Texas, two cement terminals and the building materials business in El Paso, Texas and Las Cruces, New Mexico.

•	On December 2, 2016, we agreed to the sale of our assets and operations related to our ready-mix concrete pumping business in Mexico to Cementos Españoles de Bombeo, S. de R.L., subsidiary in Mexico of Pumping Team S.L.L. (“Pumping Team”), a specialist in the supply of ready-mix concrete pumping services based in Spain, for Ps1,649 million. This agreement included the sale of fixed assets upon closing of the transaction for Ps309 million plus administrative and client and market development services. Under this agreement, we will also lease facilities in Mexico to Pumping Team over a period of ten years with the possibility to extend for three additional years, for an aggregate initial amount of Ps1,340 million, plus a contingent revenue subject to results for up to Ps557 million linked to annual metrics beginning in the first year and up to the fifth year of the agreement. On April 28, 2017, after receiving the approval by the Mexican authorities, we concluded the sale.

•	On December 5, 2016, Sierra, one of CEMEX, S.A.B. de C.V.’s indirect subsidiaries, presented the Offer to all shareholders of TCL, a company then publicly listed in Trinidad and Tobago, Jamaica and Barbados, to acquire up to 132,616,942 ordinary shares in TCL, pursuant to which Sierra offered the Offer Price payable, at the option of shareholders of TCL except for shareholders of TCL in Barbados, in either TT$ or U.S.$ in Trinidad, and Jamaican Dollars or U.S.$ in Jamaica TCL. The Offer Price represented a premium of 50% over the December 1, 2016 closing price of TCL’s shares on the Trinidad and Tobago Stock Exchange. The total number of TCL shares tendered and accepted in response to the Offer was 113,629,723 which, together with Sierra’s pre-existing shareholding in TCL (147,994,188 shares), represent 69.83% of the outstanding TCL shares. The total cash payment by Sierra for the tendered shares was U.S.$86 million. CEMEX started consolidating TCL for financial reporting purposes on February 1, 2017. In March 2017, TCL de-listed from the Jamaica and Barbados stock exchanges. TCL’s subsidiaries include, but are not limited to CCCL, a publicly listed company in Jamaica, and Arawak, which, as of December 31, 2017, owned cement plants in Jamaica and Barbados, respectively;

•	On January 31, 2017, one of our subsidiaries in the U.S. closed the sale of our Concrete Pipe Business to Quikrete for U.S.$500 million plus an additional U.S.$40 million contingent consideration based on future performance.

•	On February 10, 2017, one of our subsidiaries in the United States sold its Fairborn, Ohio cement plant and cement terminal in Columbus, Ohio to Eagle Materials Inc. (“Eagle Materials”) for U.S.$400 million (Ps8,288 million). The proceeds obtained from this transaction were used mainly for debt reduction and for general corporate purposes.

•	On February 15, 2017, CEMEX, S.A.B. de C.V. sold 45,000,000 shares of common stock of GCC, representing 13.53% of the equity capital of GCC, at a price of Ps95 per share in a public offering to investors in Mexico and in a concurrent private placement to eligible investors outside of Mexico. Prior to the GCC shares offerings, CEMEX, S.A.B. de C.V. owned a 23% direct interest in GCC and a minority interest in CAMCEM, an entity which owns a majority interest in GCC. After the GCC offerings, CEMEX, S.A.B. de C.V. owned a 9.47% direct interest in GCC and a minority interest in CAMCEM. Proceeds from the sale were U.S. $210 million (Ps4,094 million). We used the proceeds of the GCC shares offerings for general corporate purposes;

•	On June 30, 2017, one of our subsidiaries in the U.S. closed the divestment of the Pacific Northwest Materials Business, consisting of aggregate, asphalt and ready mix concrete operations in Oregon and Washington, to Cadman Materials for U.S.$150 million. The proceeds obtained from this sale were used mainly for debt reduction and general corporate purposes.

•	On September 28, 2017, CEMEX, S.A.B de C.V. sold its then remaining direct interest in GCC, consisting of 31,483,332 shares of common stock of GCC, representing 9.47% of the equity capital of GCC for U.S.$168 million (Ps3,012 million), which was used for debt reduction and for general corporate purposes. Following this sale of shares, CEMEX, S.A.B de C.V. no longer held a direct interest in GCC but continued to hold an indirect interest of 20% in GCC through its minority interest in CAMCEM.

•	On September 29, 2017, one of our subsidiaries in the U.S. closed the divestment of the Block USA Materials Business (the “Block USA Materials Business”), consisting of concrete block, architectural block, concrete pavers, retaining walls and building material operations in Alabama, Georgia, Mississippi and Florida, to Oldcastle APG South, Inc. (“Oldcastle”) for U.S.$38 million. The proceeds obtained from this sale were used mainly for debt reduction and general corporate purposes.

From January 1, 2016 to December 31, 2017, we sold assets for approximately U.S.$2.7 billion, thereby achieving our goal of U.S.$2.5  billion in asset sales by the end of 2017.

Geographic Breakdown of Net Sales for the Year Ended December 31, 2017

The following chart indicates the geographic breakdown of our net sales, before eliminations resulting from consolidation, for the year ended December 31, 2017:

Breakdown of Net Sales by Product for the Year Ended December 31, 2017

The following chart indicates the breakdown of our net sales by product, after eliminations resulting from consolidation, for the year ended December 31, 2017:

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

There are two primary processes used to manufacture cement: the dry process and the wet process. The dry process is more fuel efficient. As of December 31, 2017, 53 of our 56 operative production plants used the dry process and three used the wet process. Our operative production plants that use the wet process are in the United Kingdom, Nicaragua and Trinidad and Tobago. In the wet process, the raw materials are mixed with water to form slurry, which is fed into a kiln. Fuel costs are greater in the wet process than in the dry process because the water that is added to the raw materials to form slurry must be evaporated during the clinker manufacturing process. In the dry process, the addition of water and the formation of slurry are eliminated, and clinker is formed by calcining the dry raw materials. In the most modern application of this dry process technology, the raw materials are first blended in a homogenizing silo and processed through a pre-heater tower that utilizes exhaust heat generated by the kiln to pre-calcine the raw materials before they are calcined to produce clinker.

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

Self-Consolidating Concrete: Self consolidating concrete has very high flow; therefore, it is self-leveling, eliminating the need for vibration. Due to the superplasticizers used, chemical admixtures that impart very high flow, self-consolidating concrete exhibits very high compaction as a result of its low air content. Consequently, self-consolidating concrete can have very high strengths, exceeding 50 MPa.

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

Services

We continuously communicate and interact with our customers to identify and implement effective ways to meet their toughest challenges. We recognize that customer loyalty happens by design, not by chance. To better serve our customers, we not only need to have a clear understanding of what they need, but also the means and passion to fulfill those needs. The following are examples of the different services offered to our customers throughout our operations, all of which services are provided in substantially all our operations and may vary from location to location:

24/7 LOAD®: Our delivery service offers customers the ease of receiving products mostly whenever they need them, allowing our customers to optimize their project schedules according to their specific needs.

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

Construction Financing Services: Most of our customers can receive financing on certain projects and product purchases through various innovative financing programs that vary from country to country. For example, since 1998, our United Nations award-winning low-income housing program, Patrimonio Hoy, has assisted more than 587,000 families with affordable services and building materials through financing mechanisms and technical assistance. Additionally, in certain countries where we operate, such as Mexico, we offer turn-key solutions for developers and partner with governments and local authorities to identify, coordinate, and develop public infrastructure projects.

Mobile Solutions: Through automated messages sent via short message services (SMS), most of our customers can be notified each time an order of cement or ready-mix concrete is ready for delivery. This free-of-charge service keeps our customers well informed of their specific project logistics. Most of our customers can also receive information about their pending invoice payments.

Multiproducts: We offer our customers in most of the countries in which we operate a one-stop shopping experience by providing them with a full array of complementary construction-related supplies through our retail stores from plumbing and electrical supplies to paint, lumber, and lighting fixtures.

Online Services: Most of our customers have all day online access to information, from account balances to new products and services releases through online services such as CEMEX Go, CEMEX Connect, CEMEX One, eSelling, CEMEXNet, Commercial Portal. Our customers can place online cement orders, and in some countries, they are able to review their order status at any time during the day or night. The online service is also an open communication channel to receive feedback from our customers.

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

Technical Support: We look to provide our customers with top-level technical assistance through our state-of-the-art equipment and our highly professional, well-trained technical services staff. We look to take extra efforts and provide value above and beyond fulfilling our customers’ need for cement, aggregates, ready-mix concrete, and related products such as mortar.

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

Aggregates and other raw materials for our own production processes are obtained mainly from our own sources. However, we may cover our aggregates and other raw material needs through the supply from third-parties. For the year ended December 31, 2017, approximately 17% of our total raw material needs were supplied by third-parties.

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

Our reserve estimates are prepared by CEMEX’s engineers and geologists and are subject to annual review by our corporate staff jointly with the regional technical managers associated to our business units. On specific circumstances we have used the services of third-party geologists and/or engineers to validate our own estimates. Over the three-year period ended December 31, 2017, we have employed third-parties to review (i) our cement raw materials reserves estimates in Mexico, Colombia, Nicaragua, Costa Rica, the United Kingdom, Germany, Latvia and Spain, and (ii) our aggregates reserves estimates in France, Poland, the Czech Republic, the United Kingdom, Germany and Mexico.

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

During 2017, our total quarry material production was approximately 189.1 million tons, of which approximately 63% was used for our own consumption to produce cement, ready-mix concrete, and/or other products which are later sold to the public and the remaining 37% was directly sold to customers.

Our estimates distinguish between owned and leased reserves, the later determined over the term of the lease contract, and include only those permitted reserves which are proven and probable. As of December 31, 2017, the total surface of property in our quarries operations (including cement raw materials quarries and aggregates quarries), was approximately 87,639 hectares, of which approximately 80% was owned by us and approximately 20% was managed through lease contracts.

As of December 31, 2017, we operated 172 cement raw materials quarries across our global operations, serving our facilities dedicated to cement production, which are located at or near the cement plant facilities. We estimate that our proven and probable cement raw material reserves, on a consolidated basis, have an average remaining life of approximately 80 years, assuming 2013-2017 average annual cement production (last five years average production).

The table set forth below presents our total permitted proven and probable cement raw materials reserves by geographic segment and material type extracted or produced in our cement raw materials quarries operations.

Location	Mineral	Number of quarries	Property Surface (hectares)		Reserves (Million tons)			Years to depletion	2017 Annualized Production	5 years aver. Annualized Production	Own Use
			Owned	Leased	Proven	Probable	Total
Mexico(1)	Limestone	18	9,771	48	1,252	1,665	2,917	140	19.9	20.8	96%
	Clay	15	8,912	—	161	148	309	89	3.2	3.5	100%
	Others	15	1,729	150	8	22	30	98	0.3	0.3	100%
United States(2)	Limestone	11	18,787	—	444	54	498	39	13.0	12.7	100%
	Clay	2	132	7	22	—	22	—	0.3	—	0%
Europe
United Kingdom	Limestone	3	431	107	74	43	117	52	24	2.3	100%
	Clay	2	98	—	14	18	32	49	0.7	0.7	100%
Germany	Limestone	1	298	—	5	101	106	36	3.1	2.9	88%
Spain	Limestone	12	726	117	298	131	429	82	4.5	5.2	100%
	Clay	6	64	72	18	—	18	26	0.5	0.7	96%
	Others	2	102	9	1	14	15	—	—	—	0%
Poland	Limestone	2	288	—	70	—	70	26	3	3	96%
Rest of Europe	Limestone	4	745	50	202	47	249	55	4.6	4.5	98%
	Clay	1	70	—	10	2	12	49	0.2	0.2	100%
	Others	1	4	5	—	—	—	60	—	—	100%
SAC
Colombia	Limestone	13	3,026	1,751	51	191	242	59	3.8	4.1	92%
	Clay	3	183	250	—	12	12	102	—	0.1	100%
	Others	1	86	52	—	2	2	20	0.1	0.1	100%
Panama	Limestone	3	110	—	32	50	82	33	2	2	100%
	Clay	2	179	—	—	15	15	50	—	—	100%
Costa Rica	Limestone	1	48	—	37	—	37	40	1	1	98%
	Clay	2	94	60	4	6	11	42	—	—	100%
	Others	1	27	—	5	—	5	199	—	—	100%
Caribbean TCL	Limestone	3	103	40	3	248	251	108	2.1	2.3	100%
	Clay	2	135	—	17	—	17	139	0.1	0.1	100%
	Others	2	7	—	—	—	—	3	0.2	0.2	100%
Rest of South, Central America and the Caribbean	Limestone	15	681	221	316	397	713	244	2.8	2.9	100%
	Clay	2	242	—	21	30	51	429	—	01	100%
	Others	5	—	1,566	12	50	62	26	0.1	2.3	60%
Asia, Middle East and Africa
Philippines(3)	Limestone	5	238	—	28	180	208	37	6.2	5.7	100%
	Clay	3	37	—	1	2	3	17	0.1	0.2	100%
	Others	5	76	9	6	3	8	11	0.4	0.7	100%
Egypt	Limestone	2	—	203	286	—	286	53	4.5	5.4	100%
	Clay	3	—	404	76	1	77	59	0.9	1.3	100%
	Others	4	—	26	2	—	2	25	—	0.1	100%
CEMEX Consolidated	Limestone	93	35,252	2,537	3,096	3,108	6,204	83	73.2	74.9	98%
	Clay	43	10,145	793	344	235	579	78	6.6	7.5	95%
	Others	36	2,030	1,818	34	91	125	33	1.2	3.8	96%

	Totals	172	47,427	5,148	3474	3,433	6,907	80	81.1	86.2

(1)	Our cement raw materials operations in Mexico include three limestone quarries that also produce hard rock aggregates.

(2)	Our cement raw materials operations in the U.S. include one limestone quarry that also produces hard rock aggregates.
(3)	Although we consolidate CHP into our consolidated financial statements under IFRS, we do not control the raw materials used in our operations in the Philippines. Such raw materials are primarily supplied by APO Land & Quarry Corporation (“ALQC”) and Island Quarry and Aggregates Corporation (“IQAC”). ALQC is wholly owned by Impact Assets Corporation, which is a corporation in which we own a 40% equity interest. IQAC is wholly owned by Albatross Holdings, which is a corporation in which we own a 40% equity interest.

As of December 31, 2017, we operated approximately 295 aggregates quarries across our global operations dedicated to serving our ready-mix and aggregates businesses. We estimate that our proven and probable aggregates reserves, on a consolidated basis, have an average remaining life of 37 years, assuming 2013-2017 average production (last five years average aggregates production).

The table set forth below presents our total permitted proven and probable aggregates reserves by geographic segment and material type extracted or produced in our aggregates quarries operations. We note that the locations of our aggregates reserves differ from those of our cement reserves.

Location	Mineral	Number of quarries	Property Surface (hectares)		Reserves (Million tons)			Years to depletion	2017 Annualized Production	5 years aver. Annualized Production	Own Use
			Owned	Leased	Proven	Probable	Total
Mexico	Hardrock	13	1,395	135	216	293	508	48	10.7	10.5	13%
	Others	1	—	48	2	10	13	7	1.9	1.8	46%
United States	Hardrock	16	7,989	1,250	546	155	701	32	23.1	22.1	34%
	Sand & Gravel	50	4,820	4,527	402	41	443	28	15.8	15.9	46%
	Others	2	163	88	1	—	1	3	0.3	0.3	37%
Europe
United Kingdom	Hardrock	10	450	754	410	—	410	45	9.6	9.1	48%
	Sand & Gravel	2	157	—	2	—	2	8	0.3	0.2	48%
	Others	59	2,556	1,560	115	88	203	21	8.6	9.7	46%
France	Hardrock	11	96	272	116	4	119	31	3.1	3.9	19%
	Sand & Gravel	28	666	976	109	28	137	23	4.9	5.8	31%
	Others	6	386	746	31	4	35	156	1.4	2.3	63%
Germany	Hardrock	2	26	235	26	18	44	30	1.2	1.5	23%
	Sand & Gravel	22	1,616	502	51	76	127	17	5.8	7.3	38%
	Others	1	32	—	—	—	1	4	0.1	0.1	80%
Spain	Hardrock	12	457	169	228	184	412	533	0.7	0.8	22%
	Sand & Gravel	3	432	110	50	1	51	471	—	0.1	10%
Poland	Hardrock	1	5	36	5	22	27	54	0.3	0.5	38%
	Sand & Gravel	4	324	176	9	8	17	4	3.5	4.1	47%
	Others	1	6	6	—	—	—	—	—	0.1	10%
Rest of Europe	Hardrock	11	443	84	118	92	210	16	12.3	13.4	56%
	Sand & Gravel	7	8	170	4	2	6	8	0.5	0.7	31%
	Others	16	442	71	30	23	54	13	3.9	4.0	29%
SAC
Colombia	Hardrock	2	58	—	1	9	10	25	0.4	0.4	100%
	Sand & Gravel	1	—	—	—	—	—	3	—	—	100%
Panama	Hardrock	2	31	20	5	12	17	24	0.3	0.7	43%
	Others	1	—	56	—	1	1	6	0.1	0.1	48%
Rest of South, Central America and the Caribbean
	Hardrock	4	—	145	17	605	621	806	0.4	0.8	13%
	Sand & Gravel	3	150	120	23	6	29	71	0.2	0.4	21%
	Others	1	—	—	—	1	1	—	—	—	47%
Asia, Middle East and Africa
Philippines(1)	Hardrock	3	77	24	151	—	151	61	0.4	2.5	11%
CEMEX Consolidated	Hardrock	87	11,027	3,125	1,837	1,394	3,231	49	63	66	36%
	Sand & Gravel	120	8,173	6,581	651	162	812	23	31	35	42%
	Others	88	3,585	2,574	180	128	308	17	16	18	44%

	Totals	295	22,785	12,279	2,668	1,684	4,352	37	110	119	39%

(1)	Although we consolidate CHP into our consolidated financial statements under IFRS, we do not control the raw materials used in our operations in the Philippines. Such raw materials are primarily supplied by ALQC and IQAC. ALQC is wholly owned by Impact Assets Corporation, which is a corporation in which we own a 40% equity interest. IQAC is wholly owned by Albatross Holdings, which is a corporation in which we own a 40% equity interest.

Our Vision

CEMEX has a general vision and value creation model comprised of the following six elements: (i) purpose, (ii) mission, (iii) values, (iv) strategy, (v) operating model and (vi) stakeholders.

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

STRATEGY. To achieve our mission, our strategy is to create value by building and managing a global portfolio of integrated cement, ready-mix concrete, aggregates and related businesses. The four pillars that underpin our strategy are (i) valuing our employees as our main competitive advantage and primary asset, (ii) helping our customers succeed, (iii) pursuing markets that offer long-term profitability, and (iv) looking to have sustainability fully embedded in our business.

We value people as our main competitive advantage

We aspire to hire top-class employees, and our team’s health, safety and professional growth are top priorities. We develop leaders and encourage them to create new ways of thinking and acting, while assessing risks and opportunities. We look to foster an open dialogue in our interactions to align and achieve greater results.

Placing Health and Safety First.

To help us meet our goals, four core principles guide our decisions and actions: (i) nothing comes before the health and safety of our employees, contractors, and communities; (ii) making health and safety a moral responsibility per employee by looking after ourselves and each other; (iii) looking to create safe workplaces; and (iv) maintaining accountability for health and safety practices.

We are working towards our ultimate target of zero injuries in our operations worldwide. In 2017, our Employee Lost-Time Injury (“LTI”) Frequency Rate was 0.5 (based on number of employees per million hours worked), bringing us closer to our goal of reducing such rate to 0.3 or less by 2020. We are encouraged to see that 95% of CEMEX operations experienced no fatalities or lost-time-injuries in 2017. We recognize the remaining 5% is still considerable. However, we consider that the overall direction is positive. Also in 2017, CEMEX Total Recordable Injury (“TRI”)

Frequency Rate continued to decline, reaching 3.4 compared to 4.1 in 2016 and 4.5 in 2015. Four regions and 17 countries reduced their TRI Rates, with seven countries maintaining a rate of zero. In addition, the global Employee Sickness Absence Rate for CEMEX improved from 1.8 to 1.6 in 2017.

There were 20 fatalities in 2017 related to our business: three employees, seven contractors and 10 third parties, 13 of which were road traffic related. Our goal is to have zero injuries and fatalities. To reach this objective, we are actively working to identify and mitigate risks. Each injury and fatality is analyzed to identify risks and prevent future incidents.

Most of these fatalities were caused by moving vehicle incidents (i.e., collisions involving contractors’ trucks). To prevent further fatalities, we have invested in technology and training programs to encourage our employees and contractors to use proper driving techniques for their safety and the safety of others. For example, we are reinforcing our defensive driver training and we have introduced a stronger driver certification scheme.

The following table sets forth our performance indicators with respect to safety by geographic location for the year ended December 31, 2017 and accounts for information that became available in March 2018:

	Mexico	United States	Europe	SAC	Asia, Middle East and Africa	Total CEMEX
Total fatalities, employees, contractors and other third parties (#)	8	1	6	3	2	20
Fatalities employees (#)	—	—	2	1	—	3
Fatality rate employees(1)	—	—	1.9	1.5	—	0.7
Lost-Time injuries (LTI), employees (#)	—	18	19	9	2	50
Lost-Time injuries (LTI), contractors (#)	6	9	24	13	7	68
Lost-Time injury (LTI) frequency rate, employees per million hours worked	—	0.9	1.0	0.5	0.3	0.5

(1)	Incidents per 10,000 people in a year.

We attempt to achieve the goal that all of our employees have the correct knowledge, skills, and experience to perform their jobs safely through our investments in programs that provide employees with health and safety training. As part of our manager-training program, executives and supervisors must complete our Health and Safety (“H&S”) Academy, which is designed to enhance the leadership skills of our line managers and supervisors and so that H&S is our top priority across our organization, from our production plants to our corporate offices. In 2017, we trained over 4,800 line managers through a “Foundation” module. And have expanded this through the launch of a “Module 2.” Each module is available in all five of our regions, which enables our line managers to utilize the 14 tools of our H&S Management System (HSMS) to achieve our Zero4Life goal in their operations.

In addition, we have continued to train our employees in Hazard Identification, which was a global initiative in 2017.

Furthermore, we have continued to support our global networks with respect to H&S. We have a dedicated H&S Track that sits within each network to promote working together through a coordinated, consistent, and collaborative approach to reach our company-wide goal of zero injuries: (i) the H&S Functional Network; (ii) the Global H&S Council; (iii) 6 global network H&S tracks; and (iv) a Global Health Forum.

We continue to enhance our health practices and reduce our safety risks to strengthen our H&S culture. H&S is considered in product development, from design to disposal. We look to abide by applicable legislation and H&S requirements when designing our products and have developed material safety data sheets that describe potential hazards and precautions to take when handling each of our products. For instance, countries in which we operate have the 12 CEMEX Safety Essentials embedded into everyday operations, and the first CEMEX Safety Essential is to ensure that we look after ourselves and each other. Beyond focusing on their own safety, this guideline encourages our employees to warn their colleagues of potential safety risks, while encouraging such employees to report unsafe conditions to their managers, as well.

In an effort to reduce safety challenges related to road transportation, our Ready-Mix Track launched an initiative to combat mixer truck rollovers. This initiative is designed to raise awareness among managers and drivers on actions that can cause rollovers and imposes requirements on our operations to prevent these incidents.

In our aggregates operations, we analyzed and identified that, over consecutive weeks, a number of incidents occurred on the first day of the week, so we decided to implement “first day back to work” training. While the content of each training session is decided by our local operations, the concept is to target the most relevant areas of each particular operation in order to proactively remind people of correct procedures and to ensure they know how to adopt them.

During 2017, we implemented a global electronic system to support our efforts in H&S, especially around incident management, reporting, leadership engagement visits, Near Miss/Hazard Alert reporting and action plans. This system was developed by a third party, and we anticipate its full implementation during 2018.

We also continued to embed several global standards that are targeted at specific areas to prevent common causes of injuries and ill health, including Pedestrians on Urban Sites, Mobile Equipment, and Working at Height.

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

As we transform and look to expand, one of our main objectives is to develop people with the potential to fill key leadership positions—increasing their experience and capabilities to equip them to succeed in increasingly challenging roles. Through this process, we work to improve our employees’ commitment to our company by helping them meet their own career development expectations and preparing them for key roles as they face critical challenges in their professional development. Our succession management process enables us to build a talented pool of leaders with the skills and understanding of our business fundamentals to continue our pursuit of reaching our goals. Through ongoing training and development opportunities, our employees are taught new skills and their expertise is deepened in several critical areas, including H&S, customer-centric capabilities, environmental conservation and awareness, leadership development, and stakeholder engagement.

We look to foster a dynamic, high-performance environment, where open dialogue is encouraged and rewarded. Apart from competitive compensation, more than 80% of our global workforce receives health and life insurance benefits beyond those required by local law in their respective countries. Approximately half of our global workforce receives retirement provision benefits above local requirements, and more than 60% of our operations receive additional funds for disability and invalidity coverage beyond what is required by local laws in their respective countries.

In 2017, we began to integrate our current institutional Academies—Commercial, Health & Safety, Supply Chain, and Culture & Values—under the concept of CEMEX University. CEMEX University aims to develop a digital continuous learning ecosystem for our employees and respond to our multi-region, multi-business learning needs. CEMEX University leverages traditional in-person training with new digital learning platforms to embed a growth mindset throughout our organization and fulfill our employees’ potential.

In April 2018, our Chief Executive Officer approved our Human Rights Policy, applicable to all CEMEX employees, directors and officers, which states that, among other things, CEMEX intends to provide a workplace that is free from harassment and discrimination on the basis of race, gender, national origin, sexual orientation, disability, membership to any political, religious or union organization and offering them equal opportunities for training, personal development, individual recognition and promotion on the basis of merit. Employees who believe that there may have been a violation of the principles laid down in the Human Rights Policy can report it through various channels, including local Human Resources departments, Ethics Committees and our ETHOS line secured internet website. Community members, contractors and suppliers are also encouraged to submit a report through the ETHOS line if they believe there may have been a violation of the Human Rights Policy.

Helping our customers succeed

We aim to place our customers at the center of everything we do. We achieve this by delivering a superior customer experience driven by a bold digital transformation.

Delivering A Superior Customer Experience.

Our Customer Centricity Global Network has implemented various initiatives to place our customer at the center of everything we do. Additionally, through the creation of CEMEX Ventures, we are developing new sources of revenue by developing ideas that we expect will revolutionize our industry through the use of technology. Among these efforts, CEMEX Go is at the center of our transformation.

We want our customers to view us as reliable, easy to work with, innovative, expert and professional. We have organized our company and redesigned our processes in an effort to ensure that we create the best possible experience for our customers. Our customer centricity initiatives have focused on pricing policies, sales management, and customer segmentation.

Through our Commercial Academy and related initiatives, we are reinforcing focus on customers as a core organizational value and priority that meets both our customers’ and our need for growth and profitability. To date, we have delivered approximately 5,700 training sessions to our professionals, reaching approximately 2,000 employees worldwide. Additionally, we enjoy a wide reach in the markets where we operate, with what we believe to be the facilities and logistical capabilities to serve our customers accurately, consistently, and rapidly.

Moreover, we are strategically expanding our manufacturing and distribution capabilities to serve our customers’ and communities’ increasing demand for high-quality public infrastructure, commercial buildings, and housing projects more efficiently, effectively, and reliably. For example, in 2017, we successfully acquired and consolidated a majority stake in TCL. As one of the leading producers and distributors of cement and ready-mix concrete products in the Caribbean, TCL significantly bolsters our regional operations and trading network—enabling us to deliver a strong experience for our new and existing customers in the area.

One example of our operational effectiveness is our work with Mexico City’s New International Airport. Given the large scale of the project, one of its most significant challenges is to organize the supply chain efficiently. The raw materials required to produce the concrete for this project will come from different sources and will be transported in trucks, trains, and ships; all of which are part of the logistics solution that we offer our customers. Additionally, we are installing several concrete plants on the airport construction site to guarantee continuous supply throughout the project.

Digital Transformation. Beyond changing the way we operate internally, we are leveraging digital technologies to transform our customers experience with CEMEX. We are embracing digital technologies to both streamline and simplify the way our customers engage with us and enhance how we operate. To this end, we launched a digital transformation strategy during 2016.

Over the past few years, we developed and implemented several digital solutions that are being used by our customers. Specifically, in November 2016, we announced a partnership with International Business Machines Corporation (IBM) and Neoris, Inc. to develop digital solutions to help us transform how we interact with customers. Following the initial deployment, we are continuously updating and adding capabilities to continually improve the functionality and stay ahead of our customers’ expectations.

We intend to transform the global building materials industry with the launch of CEMEX Go, an innovative, fully digital customer integration platform. CEMEX Go is a multi-device offering that provides a seamless experience for order placement, live tracking of shipments, and managing invoices and payments for our main products.

During 2017, we started the rollout of CEMEX Go in the United States and Mexico. Its deployment across the rest of our geographies will continue in 2018.

Providing Superior and Sustainable Products, Solutions and Services. We aim to move from being a product-selling company to a comprehensive solutions provider.

As the only global building materials company with its own concrete admixtures business, we are able to design and develop novel, tailor-made concrete technologies with our proprietary chemicals. Moreover, our experts in fields such as geology, chemistry, materials science, and various other engineering disciplines work alongside behavioral scientists, cultural anthropologists, and commercial strategists to anticipate and understand society’s trends to create innovative, sustainable construction solutions that seek to satisfy our customers’ current and future needs, while truly challenging the current state of the art. Among other benefits, our concrete solutions help improve land use, increase water and energy efficiency, mitigate noise pollution, and lower buildings’ carbon footprint.

Led by Global R&D in Switzerland, our team of experts works in close collaboration with our customers to offer them unique, integrated, cost-effective solutions that aim to fulfill their specific performance requirements, including a growing portfolio of value-added brands. In order to provide the same offering in all of our operations, our salesforce is continually informed and trained on value-added brands, with material shared by Global R&D through our internal Global Networks. Another initiative is to begin integrating Building Information Modeling (BIM) technology into our interaction with customers, providing them an overview of their projects and how our products can be incorporated.

Technologies developed by our Global R&D are protected by more than 50 international patent families, covering new cements, cementitious materials, concrete mix designs, admixtures formulations, and construction systems.

Together with members of our Aggregates Global Network, our Global R&D supported the design, creation, and launch of our new value-added aggregates brand: neogem. These products are specialized high-quality aggregates, whose intrinsic properties meet the essential needs of five market sectors—Agricultural, Environmental, Industrial, Landscaping, and Sports. Neogem covers an extensive range of premium minerals that can add value to our customers’ projects through particular functional or aesthetic features. Neogem products are innovative, carefully selected, and tailor-made solutions that go beyond commonly known building materials.

CEMEX Building Award: Honoring the best of the best. Through our annual CEMEX Building Award, one of the most renowned competitions in the construction field, we not only honor engineers, architects, and other building professionals, but also encourage creativity in the application of new concrete technology to improve our communities. The CEMEX Building Award recognizes projects in Mexico and the rest of the world in five categories and with four special prizes. For the XXVI Edition, a total of 545 projects competed in the national awards, while 70 projects from 17 different countries competed in the international awards.

CEMEX Obtains Environmental Product Declarations For 80 Types Of Concrete. CEMEX earned the National Ready Mixed Concrete Association’s certification of 80 Environmental Product Declarations (EPDs) from four of its ready-mix concrete operations in Mexico, the U.S., and Panama. This certification reaffirms CEMEX’s commitment to sustainable development, while reinforcing its vision to build a better future for all of its stakeholders.

An EPD is a voluntary declaration that provides quantitative information on the environmental impact of a product using a life cycle assessment (LCA) methodology, verified by an independent third party. It also serves as a mechanism to score points on sustainable building certifications such as LEED. EPDs are designed to meet the world market demand for scientifically based, transparent, and reliable information, enabling organizations to communicate their products’ environmental performance in a credible and understandable way.

Pursue markets that offer long-term profitability

We look to operate in markets where we can add value for our employees, our customers and CEMEX, S.A.B. de C.V.’s shareholders. We intend to focus on those markets that offer long-term profitability. We believe that a geographically diverse portfolio of assets provides us with the opportunity for significant value creation through profitable organic growth over the medium- to long-term. Consequently, we intend to be selective and strategic about where we operate. Our business portfolio is particularly focused on geographies that combine strong fundamentals, ranging from economic growth potential to per-capita cement consumption, population growth, degree of urban development and political stability.

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

New Businesses Enabled By Digital Technologies. During 2017, we launched our open innovation and corporate venture capital unit, CEMEX Ventures, which focuses on engaging startups, entrepreneurs, universities, and other stakeholders expected to shape the construction ecosystem of tomorrow by tackling our industry’s toughest challenges.

Leveraging our knowledge of the industry with new, leading edge technologies and platforms, CEMEX Ventures is developing opportunities in key focus areas outside of our core business, including urban development, connectivity improvements across the construction value chain, and new construction trends and technologies, while developing new project finance resources.

CEMEX Ventures’ main role is to look for investment opportunities that go beyond our core business. It also aims to identify and assess emerging technologies to bring CEMEX new ideas and perceptions of the construction ecosystem. To this end, CEMEX Ventures allocates resources to search, incubate, and deploy innovative construction related opportunities and solutions.

During 2017, CEMEX Ventures analyzed more than 2,000 potential businesses, invested in three startups, and developed and engaged in six deep dives with CEMEX employees. Furthermore, CEMEX Ventures held its

Open Challenge, its first competition for startups, entrepreneurs, innovators, businesses, and employees that are exploring new opportunities in any of its focus areas. Following its success, CEMEX Ventures is preparing its Construction Startup Competition 2018.

Look to have stainability fully embedded in our business

Our sustainability efforts begin with CEMEX, S.A.B. de C.V.’s board of directors and are then facilitated across our entire organization. CEMEX, S.A.B. de C.V.’s Sustainability Committee is comprised of four of CEMEX, S.A.B. de C.V.’s board of directors members reporting directly to CEMEX, S.A.B. de C.V.’s board of directors. The Sustainability Committee is supported by our Corporate Sustainability function, which reports to a member of our Executive Committee. To help embed sustainability into our entire business strategy, we have coordinators representing each geographical region where we operate. In parallel, our Global Sustainability Functional Network works to implement our core sustainability initiatives across all of our operating regions and business lines.

Improving Quality of Life and Well-being. As a company that strives to make a progressive impact through its innovative services and solutions, our ability to operate as a responsible business is fundamental to our business model. This enables us to understand stakeholders’ material issues, map social impacts, and identify risks and opportunities in order to create shared value for us and society.

Our high impact social strategy directly contributes to our vision of building a better future and aims to understand our stakeholders’ expectations by managing our impacts and creating value and well-being through three strategic priorities: (i) co-designing and implementing socially impactful inclusive business models with customers and entrepreneurs; (ii) implementing sustainable community engagement plans to improve quality of life; and (iii) designing and co-creating responsible cross-functional practices within our operations and our value chain.

To achieve these three priorities, our aim is to continue improving the quality of life and well-being of our employees and our communities by considering economic, social, and environmental criteria and focusing on: (i) education and development capabilities; (ii) sustainable and resilient infrastructure and mobility; (iii) social and environmental entrepreneurship; and (iv) culture of environment protection and health.

Although our social projects focus on our core business expertise to create value and well-being, we believe that we are also causing positive impacts on other global challenges. Thus, consistent with our commitment to the United Nations Sustainable Development Goals, we measure our progress and contributions to some of these goals.

Pursuing Excellence in Environmental Management. We believe the pursuit of excellent environmental practices benefits sustainable growth. In addition to our board of directors-level Sustainability Committee, our Global Environmental Council, which is composed of our primary environmental executives responsible for each of our operating regions, shares new trends, proposals, and best practices to identify, inform, and tackle key environmental management concerns.

We are committed to contribute to climate change mitigation and its consequences. For decades, as part of our carbon emissions reduction strategy, we have focused on using low-emission alternatives to traditional fossil fuels, decreasing our clinker factor, promoting clean energy, and increasing energy efficiency across our operations. To this end, we have continuously sought to increase our use of low carbon alternative fuels, which represented 26.2% of our total fuel mix in 2017, and generated U.S. $123 million in savings.

As a result of our efforts, we avoided more than seven million tons of CO2 emissions in 2017 compared to our 1990 baseline. That is comparable to offsetting the yearly average carbon emissions from 1.3 million passenger vehicles.

We actively seek to develop new technologies to reduce our carbon footprint. Most notably, we are currently involved in four European research projects that aim to directly and indirectly reduce our carbon emissions. Furthermore, we explore alternatives to traditional clinker and cement chemistry that enable the production of less CO2-intensive cements.

To complement these technical measures, we participate in several forums and bilateral dialogues with key stakeholders. These activities are designed to disseminate knowledge about potential reduction measures in our sector and to promote a legislative framework that enables us to implement these measures. For example, these activities include our leading role in the Cement Sustainability Initiative, a cement sector project under the World Business Council for Sustainable Development, and the World Bank-led Carbon Pricing Leadership Coalition.

We have the expertise to responsibly source, process, store, and recover energy from alternative fuels, and we are confident that increasing co-processing residues from other sectors in our cement plants will further contribute to overcoming challenges such as climate change, waste management, and fossil fuel depletion—while utilizing the principles of a circular economy.

Our key contribution to a circular economy is our transformation of waste streams from other sectors into valuable materials. To reduce most of the waste generated from our processes, we maximize our reuse of clinker kiln dust in our production loop, largely avoiding landfill disposal. To realize the financial and environmental benefits of waste, we monitor, minimize, reuse, and recycle our waste, whenever possible.

In 2017, 95% of the waste generated by our production processes was recovered, reused or recycled. The remaining material was sent to disposal sites. Moreover, as a result of our efforts, the disposal of our non-hazardous waste, which comprises the majority of the waste created in our operations, decreased approximately 9% in 2017 compared to 2016.

CEMEX Environmental Management System (“EMS”). We use EMS to evaluate and facilitate consistent and complete implementation of risk-based environmental management tools across our operations. The EMS consists of key mechanisms for environmental impact assessment, stakeholder engagement, and accident response based on input from a range of environmental and biodiversity specialists.

As of December 31, 2017, 88% of our operations had implemented either the CEMEX EMS or equivalent pro- grams. As we approach full implementation of our global EMS in 2020, our goal is for all CEMEX facilities to be 100% compliant with our internal environmental criteria.

Through our Recycle R8 strategy, we conducted a comprehensive audit process across over 300 sites—from our quarries to our cement and concrete plants and corporate offices—put in place the right waste and recycling facilities at each site, and completely changed the culture among our employees. Before Recycle R8, we diverted 27% waste away from landfills; today it is 80%, with us moving towards our target of 100%.

The release of nitrogen oxides (NOX), sulfur compounds (SOX), and dust occurs during cement manufacturing. Other emissions, including dioxins, furans, volatile organic compounds, and heavy metals, are released in very small or negligible quantities. To control our stack emissions and remain compliant with local and national regulations, we have steadily expanded emissions monitoring at our manufacturing operations even exceeding regulation requirements in many geographies.

Through our internal EMS and more specifically through our Atmospheric Emissions Global Procedure, we monitor major emissions to ensure compliance with local regulation limits. To further improve upon these efforts, we have updated the minimum performance levels to fulfill annually for major emissions. In addition, we are establishing more stringent environmental standards for air emissions that will be based on EU Best Available Techniques.

In 2017, we invested U.S. $83 million in sustainability related projects at our global operations, including projects to monitor and reduce our air emissions, mitigate our carbon footprint and increase our operations efficiency, from the replacement of electro filters with bag filters to the acquisition of continuous emissions monitoring systems.

Our environmental incidents management. We consistently work to minimize our environmental impact, and we are prepared to respond to any emergency that may pose a potential threat to our operations and local communities: (i) we work with our neighbors, law enforcement officials, public agencies, and other stakeholders to develop contingency plans at each of our sites; (ii) we created emergency response teams that are specifically trained to address environmental incidents and hold annual emergency drills; and (iii) we consistently record and report incidents at every level of our business to identify recurring root causes and to share corrective actions.

We have updated our Global Environmental Incident Reporting Tool to include social incidents—consolidating our holistic approach to the integral management of incidents. We believe that reporting environmental incidents is the first step to reducing their occurrence and severity. Our rigorous efforts to standardize the implementation of our environmental management processes enabled us to avoid the occurrence of Category 1 incidents during 2017. Moreover, our Category 2 incidents decreased significantly, from 64 in 2016 to 37 in 2017. This significant drop was mainly due to updating the CEMEX Environmental Incident Reporting Procedure, wherein the circumstances of specific incidents were recorded in the context of their corrective action to ensure better follow-up and corresponding remediation.

Preserving land, water and biodiversity. The preservation of land, biodiversity, and water plays a key role in our long-term resource management strategy.

To protect water and enable our business to succeed, we are increasing our water efficiency and minimizing our water waste through the implementation of our Corporate Water Policy. This policy includes standardization of our water measurement based on the Water Protocol developed in coordination with the International Union for Conservation of Nature.

OPERATING MODEL. We aim to operate effectively and achieve the greatest possible value by leveraging our knowledge and scale to establish best practices and common practices worldwide. Our operating model consists of: (i) working with global networks to market our products and solutions; (ii) providing modern support functions and technology to clients and customers; (iii) ensuring clear and effective transactional functions at all levels of our business; and (iv) maintaining efficient governance controls.

STAKEHOLDERS. We value our: (i) employees by providing a great workplace that helps them build skills, expertise and a strong sense of purpose; (ii) clients by tailoring our offerings to solve their construction needs while making it easy for them to work with us and by providing enhanced performance and reliability; (iii) shareholders by focusing on maximizing revenue, reducing costs, optimizing assets and reducing risk; and (iv) community and suppliers by serving as an engine of economic growth, building more capable, inclusive and resilient communities and striving to reduce local air, water and waste impacts in an effort to conserve biodiversity.

Cement and concrete promotion partners. We actively participate in different industrial associations at regional, national, and local levels to develop partnerships, gain knowledge, provide a voice, and in the case of our sector, promote cement and concrete. Our business units also engage with international stakeholders such as intergovernmental organizations or sub-regional alliances, which have an impact on our operations.

We are increasingly involved in global bodies—which help to coordinate these worldwide topics—such as the Cement Sustainability Initiative. The Cement Sustainability Initiative is a sector initiative within the World Business Council for Sustainable Development.

Environment partners. We work closely with several partners to protect the environment and biodiversity of the countries in which we operate by engaging in fruitful partnerships with global, national, and local organizations. At a global level, we cooperate closely with UNESCO, Wild Foundation, Birdlife International, Wildlife Conservation Society, Conservation International, and the International Union for Conservation of Nature.

Knowledge and learning partners. We often leverage the knowledge and expertise from our partnerships with academic and research institutions.

We continue to support the Massachusetts Institute of Technology (MIT) Concrete Sustainability Hub (CSHub). By conducting ongoing research, the mission of the MIT CSHub is to develop breakthroughs that will achieve sustainable and durable homes, buildings, and infrastructure through advances in concrete technology. MIT results show that inter-industry competition means lower prices for both concrete and asphalt and that a diversified network provides better performance.

Social impact partners. Our more than 500 partnerships and strategic alliances worldwide have proven a key success factor in multiplying our positive impact on society.

Financial Strategy

Regain our Investment Grade.

In light of the global economic environment and our substantial amount of indebtedness, we have been focusing, and expect to continue to focus, on optimizing our operations by looking to grow our market positions and our core business and implementing our pricing policies, on strengthening our capital structure and regaining financial flexibility through reducing our debt and cost of debt, improving cash flow generation and extending maturities.

We plan to maintain and grow our market positions in cement, ready-mix concrete and aggregates by being one of the most customer-centric companies in the industry. We also expect to implement pricing initiatives for our products and receive compensation through fees for the services we provide that should allow us to improve our overall profits. We anticipate advocating and promoting the increased usage of cementitious based products, to grow our aggregate footprint and replace our aggregate reserves in a manner, designed to have a sustainable business, and to operate in the most capital and cost-efficient manner possible.

We have a long history of successfully operating world-class cement production facilities in developed and emerging markets and have demonstrated our ability to produce cement at a lower cost compared to industry standards in most of these markets. We continue to look to reduce our overall production related costs for all of our products and corporate overhead through disciplined cost management policies and through improving efficiencies by removing redundancies. We have implemented several worldwide standard platforms as part of this process and have also started different initiatives, such as a system designed to improve our operating processes worldwide. In addition, we implemented centralized management information systems throughout our operations, including administrative, accounting, purchasing, customer management, budget preparation and control systems, which have helped us achieve cost efficiencies, and we also have a strategic agreement with IBM expected to improve some of our business processes. We have also transferred key processes, such as procurement and trading, from a centralized model to a regional model and are simplifying and delayering our business to accelerate decision-making and maximize efficiency. In a number of our core markets, such as Mexico, we launched aggressive initiatives aimed at reducing the use of fossil fuels, consequently reducing our overall energy costs.

Furthermore, significant economies of scale in key markets at times allow us to obtain competitive freight contracts for key components of our cost structure, such as fuel and coal, among others.

Through a worldwide import and export strategy, we will continue to seek to optimize capacity utilization and maximize profitability by redirecting our products from countries experiencing economic downturns to target export markets where demand may be greater. Our global trading system enables us to coordinate our export activities globally to try and take advantage of demand opportunities and price movements worldwide allowing our regions to have access to information required to execute our trading activities. Should demand for our products in the United States improve, we believe we are well-positioned to service this market through our established presence in the southern and southwestern regions of the country and our current ability to import to the United States.

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

Global Cost-Reduction and Pricing Initiatives

In response to decreased demand in most of our markets as a result of the global economic recession, in 2008 we identified and began implementing global cost-reduction initiatives intended to reduce our annual cost structure to a level consistent with the decline in demand for our products. Such global cost-reduction initiatives encompass different undertakings, including headcount reductions, capacity closures across the cement value chain and a general reduction in global operating expenses. During the past years, CEMEX has launched a company-wide program aimed at enhancing competitiveness, providing a more agile and flexible organizational structure and supporting an increased focus on the company’s markets and customers. For the year ended December 31, 2017, we reached our target that had been set out for the 2017 year of approximately U.S.$150 million in annualized cost savings through the implementation of our cost reduction program, which contemplated an improvement in underperforming operations, a reduction in selling, general and administrative costs and the optimization of our organizational structure.

In connection with the implementation of our cost-reduction initiatives, and as part of our ongoing efforts to eliminate redundancies at all levels and streamline corporate structures to increase our efficiency and reduce operating expenses, as well as our divestitures, we have reduced our global headcount by approximately 28%, from 56,791 employees as of December 31, 2008 (excluding personnel from our operations in Australia sold in 2009 and our operations in Venezuela, which were expropriated in 2008) to approximately 40,878 employees as of December 31, 2017.

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

Furthermore, during 2017, we achieved energy cost-savings by actively managing our energy contracting and sourcing, and by increasing our use of alternative fuels. We believe that these cost-saving measures better position us to quickly adapt to potential increases in demand and thereby benefit from the operating leverage we have built into our cost structure.

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

Optimizing Capital Expenditures

During different parts of the past years, we had reduced capital expenditures related to maintenance and expansion of our operations in response to weak demand for our products. Such reductions were implemented to maximize our free cash flow generation available for debt service and debt reduction, consistent with our ongoing efforts to strengthen our capital structure, improve our conversion of Operating EBITDA to free cash flow and regain our financial flexibility. During 2016 and 2017, we decreased capital expenditures related to maintenance and expansion of our operations to U.S.$685 million and U.S.$656 million, respectively, from U.S.$762 million in 2015. Pursuant to the 2017 Credit Agreement, we are limited in our ability to make aggregate annual capital expenditures in excess of U.S.$1 billion in any financial year (excluding certain capital expenditures, joint venture investments and acquisitions to be made by each of CEMEX Latam and/or CHP and their respective subsidiaries and those funded by Relevant Proceeds (as defined in the 2017 Credit Agreement)), which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of (a) U.S.$500 million (or its equivalent) for each of CEMEX Latam and its subsidiaries and (b) U.S. $500 million (or its equivalent) for each of CHP and its subsidiaries. In addition, the amounts of which we and our subsidiaries allowed for permitted acquisitions and investments in joint ventures cannot exceed certain thresholds as set forth in the 2017 Credit Agreement. We believe that these restrictions on capital expenditures may still allow us to opportunistically increase capital expenditures in some of the markets in which we operate, if necessary, to take advantage of improved market conditions, if any.

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

As of December 31, 2017, we did not depend on any of our existing customers to conduct our business and the loss of any of our existing customers individually would not have a material adverse effect on our financial condition or results of operations. For the period ended December 31, 2017, none of our customers represented more than 10% of our consolidated net sales.

Our Corporate Structure

CEMEX, S.A.B. de C.V. is an operating and also a holding company, and in general CEMEX operates its business through subsidiaries that, in turn, hold interests in CEMEX’s cement and ready-mix concrete operating companies, as well as other businesses. The following chart summarizes CEMEX’s corporate structure as of December 31, 2017. The chart also shows, for each company, CEMEX’s approximate direct or indirect percentage equity ownership or economic interest. The chart has been simplified to show only some of CEMEX’s major holding companies and/or operating companies in the main countries in which CEMEX operates, and/or relevant companies in which we hold a significant interest, and does not include all of CEMEX’s intermediary holding companies and all CEMEX’s operating subsidiaries.

(1)	Includes an approximately 99.88% interest pledged or transferred to a security trust as collateral for the benefit of certain secured creditors of CEMEX and certain of its subsidiaries.
(2)	Includes an approximately 99.99% interest pledged or transferred to a security trust as collateral for the benefit of certain secured creditors of CEMEX and certain of its subsidiaries.
(3)	CxNetworks N.V. is the holding company of the global business and IT consulting entities, including Neoris N.V.
(4)	Includes a 100% interest pledged or transferred to a security trust as collateral for the benefit of certain secured creditors of CEMEX and certain of its subsidiaries.
(5)	Includes Cemex Operaciones México’s 59.64% interest and CTH’s 40.36% interest. CEMEX indirectly holds 100% of Cemex Operaciones México and CTH.
(6)	Includes New Sunward and CEMEX’s interest, and shares held in CEMEX España’s treasury.
(7)	Includes an approximately 99.63% interest pledged or transferred to a security trust as collateral for the benefit of certain secured creditors of CEMEX and certain of its subsidiaries.
(8)	Includes CEMEX España’s direct or indirect interest.
(9)	Includes CEMEX France Gestion (S.A.S.)’s (“CEMEX France”) 94.75% interest and CEMEX UK’s 5.25% interest.
(10)	Represents CEMEX España’s indirect economic interest in three companies incorporated in the UAE, CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC. CEMEX España indirectly owns a 49% equity interest in each of these companies, and CEMEX España indirectly holds the remaining 51% of the economic benefits through agreements with other shareholders.
(11)	Divestment of CEMEX Hrvatska d.d. was expected to be completed during the first half of 2017, but the divestment will not be made and CEMEX Hrvatska d.d. remains one of our subsidiaries.
(12)	Represents CEMEX España’s indirect 37.84% and 11.76% interest in ordinary and preferred shares, respectively.
(13)	CEMEX AS is an operating company and also the holding company for CEMEX’s operations in Finland, Norway and Sweden.
(14)	Represents CHP’s direct and indirect equity interest.
(15)	Represents outstanding shares of CEMEX Latam’s capital stock and excludes treasury stock.
(16)	Represents CEMEX Latam’s indirect interest.
(17)	Represents CEMEX Latam’s 99.483% indirect interest in ordinary shares, and excludes: (i) a 0.516% interest held in Cemento Bayano, S.A.’s (“Cemento Bayano”) treasury, and (ii) a 0.001% interest held by third parties.
(18)	Represents CEMEX Latam’s direct and indirect interest in five companies incorporated in Guatemala, CEMEX Guatemala, S.A. (“CEMEX Guatemala”), Global Concrete, S.A., Gestión Integral de Proyectos, S.A., Equipos para uso de Guatemala, S.A., and Cementos de Centroamérica, S.A.
(19)	Represents CEMEX Latam’s 99.75% and 98.94% indirect interest in ordinary and preferred shares, respectively.
(20)	Represents CEMEX Colombia’s indirect interest.
(21)	Includes CEMEX (Costa Rica), S.A.’s 98% interest and CEMEX Colombia’s 2% indirect interest.
(22)	Includes Trinidad Cement Limited’s direct and indirect 74.08% interest and CEMEX, S.A.B. de C.V.’s indirect 4.96% interest.

Mexico

Overview. For the year ended December 31, 2017, our operations in Mexico represented 21% of our net sales in Mexican Peso terms before eliminations resulting from consolidation. As of December 31, 2017, our business in Mexico represented approximately 32% of our total installed cement capacity and 13% of our total assets.

As of December 31, 2017, CEMEX, S.A.B. de C.V. was both a holding company for some of our operating companies in Mexico and an operating company involved in the manufacturing and distribution of cement, aggregates and other construction materials in Mexico. CEMEX, S.A.B. de C.V., indirectly, is also the holding company for substantially all our international operations. CEMEX, S.A.B. de C.V. accounts for a substantial part of the revenues and operating income of our operations in Mexico.

Our Tepeaca cement plant in Puebla, Mexico currently has a production capacity of approximately 3.4 million tons of cement per year. In December 2014, we announced the restart of the Tepeaca cement plant expansion, consisting in the construction of a new kiln. Its total production capacity is expected to reach approximately 4.9 million tons of cement per year by 2019 and 7.8 million tons of cement per year by 2022. Additionally, we are currently investing in the same region to increase our cement production capacity by 0.5 million tons of cement through a debottlenecking project for our operations in Huichapan. The project is expected to be completed in the second quarter of 2018.

In 2001, we launched the Construrama program, a registered brand name for construction material stores. Through the Construrama program, we offer to an exclusive group of our Mexican distributors the opportunity to sell a variety of products under the Construrama brand name, a concept that includes the standardization of stores, image, marketing, products and services. As of December 31, 2017, approximately 778 independent concessionaries with more than 1,842 stores were integrated into the Construrama program, with nationwide coverage.

Industry. For 2017, the National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía) indicated that total construction activity in Mexico contracted by 1.1% up to December (seasonally adjusted figures). Such contraction has been attributed to the steep decline in infrastructure activity of 10.3%, which was only slightly offset by the slow performance in the building sector (0.5%).

Cement in Mexico is sold principally through distributors, with the remaining balance sold through ready-mix concrete producers, manufacturers of pre-cast concrete products and construction contractors. Cement sold through distributors is mixed with aggregates and water by the end user at the construction site to form concrete. Ready-mix concrete producers mix the ingredients in plants and deliver it to local construction sites in mixer trucks, which pour the concrete. Unlike more developed economies, where purchases of cement are concentrated in the commercial and industrial sectors, retail sales of cement through distributors in 2017 accounted for approximately 62% of Mexico’s demand (bagged presentation). Individuals who purchase bags of cement for self-construction and other basic construction needs are a significant component of the retail sector. We believe that this large retail sales base is a factor that significantly contributes to the overall performance of the Mexican cement market.

The retail nature of the Mexican cement market also enables us to foster brand loyalty, which distinguishes us from other worldwide producers selling primarily in bulk. We own the registered trademarks for our brands in Mexico, such as “Tolteca,” “Monterrey,” “Maya,” “Anahuac,” “Campana,” “Gallo,” “Centenario,” as well as certain sub-brands, such as “Extra,” “Impercem” and “Optimo” for grey cements and mortar and, additionally, recently launched “Multiplast” for coatings. We believe that these brand names are important in Mexico since cement is principally sold in bags to retail customers who may develop brand loyalty based on differences in quality and service. In addition, we own the registered trademark for the “Construrama” brand name for construction material stores.

Competition. In the early 1970s, the cement industry in Mexico was regionally fragmented. However, for over more than the past 45 years, cement producers in Mexico have increased their production capacity and the Mexican cement industry has consolidated into a national market, thus becoming increasingly competitive. The major cement producers in Mexico are CEMEX; LafargeHolcim; Sociedad Cooperativa Cruz Azul, a Mexican operator; Cementos Moctezuma, an associate of Cements Molins; and GCC, a Mexican operator in whose majority holder, CAMCEM, we hold a minority interest. During 2013, a then new cement producer, Elementia (Cementos Fortaleza), entered the market and in 2014 merged with Lafarge (prior to the Lafarge-Holcim merger) within the Mexican market. The major ready-mix concrete producers in Mexico are CEMEX, LafargeHolcim, Sociedad Cooperativa Cruz Azul and Cementos Moctezuma. In addition, the use of non-integrated ready-mixers has been increasing.

We believe potential entrants into the Mexican cement market face various impediments to entry, including, among other things, the time-consuming and expensive process of establishing a retail distribution network and developing the brand identification necessary to succeed in the retail market; the lack of port infrastructure and the high inland transportation costs resulting from the low value-to-weight ratio of cement; the distance from ports to major consumption centers and the presence of significant natural barriers, such as mountain ranges, which border Mexico’s east and west coasts; the strong brand recognition and the wide variety of special products with enhanced properties; the extensive capital expenditure requirements; and the length of time required for construction of new plants, which is approximately two years.

Our Operating Network in Mexico

During 2017, we operated 13 out of our total of 15 cement plants (two were temporarily inactive) and 88 cement distribution centers (including seven marine terminals) located throughout Mexico.

We operate modern cement plants on the Gulf of Mexico and Pacific coasts, allowing us to take advantage of attractive transportation costs to export to the United States, the Caribbean, and Central and South America.

Products and Distribution Channels

Cement. For the year ended December 31, 2017, our cement operations represented 59% of net sales for our operations in Mexico before eliminations resulting from consolidation in Mexican Peso terms and our domestic cement sales volume represented 96% of our total cement sales volume in Mexico. As a result of the retail nature of the Mexican market, our operations in Mexico are not dependent on a limited number of large customers. The total volume of the five most important distributors accounted for approximately 12% of our total cement sales by volume in Mexico in 2017 (excluding our in-house channels).

Ready-Mix Concrete. For the year ended December 31, 2017, our ready-mix concrete operations represented 21% of net sales for our operations in Mexico before eliminations resulting from consolidation in Mexican Peso terms. Our ready-mix concrete operations in Mexico purchase all their cement requirements from our cement operations in Mexico. Ready-mix concrete is sold through our own internal sales force and facilities network.

Aggregates. For the year ended December 31, 2017, our aggregates operations represented 5% of net sales for our operations in Mexico before eliminations resulting from consolidation in Mexican Peso terms.

Exports. Our operations in Mexico export a portion of their cement production, mainly in the form of cement and to a lesser extent in the form of clinker. Exports of cement by our operations in Mexico represented approximately 4% of our total cement sales volume in Mexico for 2017. In 2017, approximately 53% of our cement exports from Mexico were to the United States, 45% were to the Rest of South, Central America and the Caribbean region and 2% were to Costa Rica.

The cement and clinker exports by our operations in Mexico to the United States are mostly marketed through our trading network subsidiaries. Our cement and clinker transactions between CEMEX and its subsidiaries, are conducted on an arm’s-length basis.

Production Costs. Our cement plants in Mexico primarily utilize pet coke and alternative fuels. We have entered into four 20-year agreements with Petróleos Mexicanos (“PEMEX”) pursuant to which PEMEX has agreed to supply us with pet coke, including Termoeléctrica del Golfo’s (“TEG”) coke consumption, through 2022/2023. In 2017, due to operational issues at their refineries, PEMEX supplied us with approximately a total of 0.7 million tons of pet coke, less than half of the minimum annual volume committed. The PEMEX pet coke contracts have reduced the volatility of our fuel costs for our operations in Mexico. In addition, in 1992, our operations in Mexico began using alternative fuels to further reduce the consumption of residual fuel oil and natural gas. These alternative fuels represented approximately 20% of the total fuel consumption for our operations in Mexico in 2017. For additional information, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Contractual Obligations.”

In 1999, we entered into an agreement with an international partnership, which financed, built and operated TEG, a 230 megawatt (“MW”) energy plant in Tamuín, San Luis Potosí, Mexico. We entered into this agreement in order to reduce the volatility of our energy costs. The power plant commenced commercial operations in April 2004. In 2007, the original operator was replaced and the contract was extended to 2027. For additional information, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Contractual Obligations.”

In 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” CEMEX and the Spanish company ACCIONA, S.A. (“ACCIONA”), formed an alliance to develop a wind farm project for the generation of 250 MW in the Mexican state of Oaxaca. The installation of 167 wind turbines in the farm was finished on November 15, 2009. For additional information, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Contractual Obligations.”

In connection with the beginning of full commercial operations of the Ventika S.A.P.I. de C.V. and the Ventika II S.A.P.I. de C.V. wind farms (jointly “Ventikas”) located in the Mexican state of Nuevo Leon with a combined generation capacity of 252 MW, we agreed to acquire a portion of the energy generated by Ventikas for our Mexican plants for a period of 20 years, which began in April 2016. During 2017, Ventikas supplied approximately 9.79% of CEMEX’s overall electricity needs in Mexico. This agreement is for CEMEX’s own use and CEMEX does not intend to engage in energy trading.

We have, from time to time, purchased hedges from third parties to reduce the effect of volatility in energy prices in Mexico. See “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Contractual Obligations.” Additionally, in 2015, we created CEMEX Energía, an energy division seeking to develop a portfolio of power projects in Mexico, which is in the process of becoming a participant in the wholesale electricity market through a subsidiary. This subsidiary participated as a buyer in the third long-term power auction organized in 2017 by CENACE (the independent system operator) and has been allocated a 20-year contract for 16,129 clean energy certificates per year for compliance starting in 2020 and 14.9 GWh/a of electric power to be supplied to CEMEX’s own operations in Mexico.

Description of Properties, Plants and Equipment. As of December 31, 2017, we had 15 wholly-owned cement plants and proportional interests through associates in three other cement plants located throughout Mexico, with a total potential capacity of 29.5 million tons per year, of which two were temporarily inactive. We have exclusive access to limestone quarries and clay reserves near each of our plant sites in Mexico. We estimate that, as of December 31, 2017, the limestone and clay permitted proven and probable reserves of our operations in Mexico had an average remaining life of approximately 140 and 89 years, respectively, assuming 2013-2017 average annual cement production levels. As of December 31, 2017, all our production plants in Mexico utilized the dry process.

As of December 31, 2017, we had a network of 81 land distribution centers in Mexico, which are supplied through a fleet of our own trucks and rail cars, as well as leased trucks and rail facilities, and operated seven marine terminals. In addition, we had 254 (46 were temporarily inactive) ready-mix concrete plants throughout 77 cities in Mexico, more than 2,500 ready-mix concrete delivery trucks and 12 aggregates quarries.

Capital Expenditures. We made capital expenditures of U.S.$68 million in 2015, U.S.$84 million in 2016 and U.S. $113 million in 2017 in our operations in Mexico. We currently expect to make capital expenditures of over U.S.$136 million in our operations in Mexico during 2018.

United States

Overview. For the year ended December 31, 2017, our operations in the United States represented 24% of our net sales in Mexican Peso terms before eliminations resulting from consolidation. As of December 31, 2017, our business in the United States represented 16% of our total installed cement capacity and approximately 47% of our total assets. As of December 31, 2017, CEMEX, Inc. was the main holding company of our operating subsidiaries in the United States.

As of December 31, 2017, we had a cement manufacturing capacity of approximately 15.2 million tons per year in our operations in the United States, including 0.6 million tons in proportional interests through non-controlling holdings. As of December 31, 2017, we operated a geographically diverse base of 11 cement plants (two were temporarily inactive) located in Alabama, California, Colorado, Florida, Georgia, Kentucky, Louisiana, Pennsylvania, Tennessee and Texas. As of that date, we also operated 46 rail, truck or water served active cement distribution terminals in the United States. As of December 31, 2017, we had 335 ready-mix concrete plants located in Alabama, Arizona, California, Florida, Georgia, Louisiana, Nevada, Tennessee and Texas and aggregates facilities in Arizona, California, Florida, Georgia, Nevada, and Texas.

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

In February 2015, we completed an asset swap with Vulcan Materials Company, under which CEMEX exchanged its asphalt plants in Arizona and Sacramento for 12 ready-mix concrete plants in California. Under the agreement, CEMEX continues supplying aggregates to the exchanged asphalt plants. Also, CEMEX is able to capture incremental cement sales to the acquired ready-mix concrete plants. Given the operations and strategic focus in these markets, we expect each party should earn a higher return on the exchanged assets and continue serving its customers efficiently. This swap was a cash-free transaction.

On November 18, 2016, after all conditions precedent were satisfied, CEMEX, S.A.B. de C.V. announced that it had closed the sale of certain assets in the U.S. to GCC for U.S.$306 million. The assets were sold by an affiliate of CEMEX to an affiliate of GCC in the U.S., and mainly consisted of CEMEX’s cement plant in Odessa, Texas, two cement terminals and the building materials business in El Paso, Texas and Las Cruces, New Mexico.

On January 31, 2017, one of CEMEX, S.A.B. de C.V.’s subsidiaries in the U.S. closed the sale of our Concrete Pipe Business to Quikrete for U.S.$500 million plus an additional U.S.$40 million contingent consideration based on future performance.

On February 10, 2017, one of our subsidiaries in the United States sold its Fairborn, Ohio cement plant and cement terminal in Columbus, Ohio to Eagle Materials for U.S.$400 million. The proceeds obtained from this transaction were used mainly for debt reduction and for general corporate purposes.

On June 30, 2017, one of our subsidiaries in the U.S. closed the divestment of the Pacific Northwest Materials Business, consisting of aggregates, asphalt and ready mix concrete operations in Oregon and Washington, to Cadman Materials for U.S.$150 million. The proceeds obtained from this sale were used mainly for debt reduction and general corporate purposes.

On September 29, 2017, one of our subsidiaries in the U.S. closed the divestment of the Block USA Materials Business, consisting of concrete block, architectural block, concrete pavers, retaining walls and building material operations in Alabama, Georgia, Mississippi and Florida, to Oldcastle for U.S.$38 million. The proceeds obtained from this sale were used mainly for debt reduction and general corporate purposes.

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

The construction industry is still continuing to recover from the recession experienced during 2008 and 2009, which was the worst downturn in over 70 years. The construction industry was hit particularly hard during this recession due to the collapse of the housing sector. Housing starts fell 73% from a peak of 2.1 million units in 2005 to only 554,000 units in 2009. The decline in housing and other construction activity resulted in a 45% decline in cement demand from 2005 to 2010. The economic recovery has proceeded at a relatively moderate pace, with real gross domestic product average annual growth of 2.1% since 2011 to full year 2017. With the economy growing again, the construction sector stabilized in 2010 and joined the economy-wide recovery in 2011. The excess vacant inventory in the housing sector has been absorbed and inventories have declined to below normal levels across the nation, which together have supported an increase in housing prices for 2015, 2016 and 2017 of about 17%. Housing starts increased by 112% from 0.554 million units in 2009 to 1.174 million units in 2016. Housing starts in 2017 increased by 2.4% from 2016 to 1.202 million units, which remains well below the historical steady state level. The industrial and commercial sector has also been growing with nominal spending up 68% from 2013 to 2017. Industrial and commercial nominal spending increased by 2% in 2017. The public sector, which has lagged the other construction sectors in this recovery, recorded a spending decline of 2.1% in 2017. Cement demand has been increasing annually since 2013 with an estimated growth of 2.4% in 2017 after an increase of 20% from 2012 to 2016. The Portland Cement Association is forecasting a 2.6% increase in cement demand in the U.S. for 2018.

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

Aggregates are widely used throughout the United States for all types of construction because they are the most basic materials for building activity. The U.S. Geological Survey (“USGS”) estimates over 2.2 billion tons of aggregates were produced in 2017, a decrease of about 1% over 2016. Crushed stone accounted for 60% of aggregates consumed, sand & gravel 40%, and slag 1%. These products are produced in all 50 states and have a value of U.S.$23 billion. The U.S. aggregates industry is highly fragmented and geographically dispersed. The top ten producing states represent approximately 50% of all production. According to the USGS, during 2017, an estimated 3,600 companies operated approximately 9,760 sand and gravel sites and 1,400 companies operated 3,700 crushed stone quarries and 82 underground mines in the 50 U.S. states.

Our Operating Network in the United States

The maps below reflect the location of our operating assets, including our cement plants and cement terminals in the United States as of December 31, 2017.

Products and Distribution Channels

Cement. For the year ended December 31, 2017, our cement operations represented 33% of our operations in the United States’ net sales before eliminations resulting from consolidation in Mexican Peso terms. In the United States, we deliver a substantial portion of cement by rail, which occasionally those go directly to customers. Otherwise, shipments go to distribution terminals where customers pick up the product by truck or we deliver the product by truck. The majority of our cement sales in the United States are made directly to users of gray portland and masonry cements, generally within a radius of approximately 200 miles of each plant.

Ready-Mix Concrete. For the year ended December 31, 2017, our ready-mix concrete operations represented 42% of our operations in the United States’ net sales before eliminations resulting from consolidation in Mexican Peso terms. Our ready-mix concrete operations in the United States purchase most of their cement aggregates requirements from our cement operations in the United States. Our ready-mix concrete products are mainly sold to residential, commercial and public contractors and to building companies.

Aggregates. For the year ended December 31, 2017, our aggregates operations represented 17% of our operations in the United States’ net sales before eliminations resulting from consolidation in Mexican Peso terms. We estimate that, as of December 31, 2017, the crushed stone quarries and sand/gravel pits permitted proven and probable reserves of our operations in the United States had an average remaining life of approximately 30 years, assuming 2013-2017 average annual aggregates production levels. Our aggregates are consumed mainly by our internal operations and by our trade customers in the ready-mix, concrete products and asphalt industries.

Production Costs. The largest cost components of our plants are usually electricity and fuel, which accounted for approximately 26% of our total production costs of our cement operations in the United States in 2017. We are currently implementing a program expected to gradually replace coal with more economic fuels, such as pet coke, tires and other alternative fuels, which has resulted in reduced energy costs. By retrofitting our cement plants to handle alternative energy fuels, we have gained more flexibility in supplying our energy needs and have become less vulnerable to potential price spikes. In 2017, the increased use of alternative fuels helped to offset the effect on our fuel costs of increasing coal prices. Power costs in 2017 represented approximately 11% of our cash manufacturing cost of our cement operations in the United States, which represents production cost before depreciation. We have improved the efficiency of our electricity usage of our cement operations in the United States, concentrating our manufacturing activities in off-peak hours and negotiating lower rates with electricity suppliers.

Description of Properties, Plants and Equipment. As of December 31, 2017, we operated 11 cement manufacturing plants in the United States (two were temporarily inactive), and had a total installed capacity of 15.2 million tons per year including 0.6 million tons representing our proportional interests through associates in six other cement plants. We estimate that, as of December 31, 2017, the limestone permitted proven and probable reserves of our operations in the United States had an average remaining life of approximately 39 years, assuming 2013-2017 average annual cement production levels. As of that date, we operated a distribution network of 39 cement terminals. All of our 11 cement production facilities in 2017 were wholly-owned by CEMEX, Inc., except for the Louisville, Kentucky plant, which is owned by Kosmos Cement Company, a joint venture in which we own a 75% interest and a subsidiary of Dyckerhoff AG (a subsidiary of Buzzi-Unicem) owns a 25% interest. As of December 31, 2017, CEMEX Inc. had 335 wholly-owned ready-mix concrete plants (66 were temporarily inactive) and operated 49 aggregates quarries. As of December 31, 2017, we distributed fly ash through six terminals and two third-party-owned utility plants, which operate both as sources of fly ash and distribution terminals. As of that date, we also owned 12 concrete block facilities.

In the United States, we have continued to take a number of actions to streamline our operations and improve productivity, including temporary capacity adjustments and rationalizations in some of our cement plants, and shutdowns of ready-mix and block plants and aggregates quarries. We are currently utilizing approximately 80% of our ready-mix plants, 55% of our block manufacturing plants and 77% of our aggregates quarries in the United States.

Capital Expenditures. We made capital expenditures of U.S.$216 million in 2015, U.S.$197 million in 2016 and U.S.$185 million in 2017 in our operations in the United States. We currently expect to make capital expenditures of approximately U.S.$233 million in our operations in the United States during 2018.

Europe

For the year ended December 31, 2017, our business in Europe, which includes our operations in the United Kingdom, France, Germany, Spain, Poland and the Rest of Europe, as described below, represented

25% of our net sales before eliminations resulting from consolidation. As of December 31, 2017, our business in Europe represented 26% of our total installed capacity and 20% of our total assets.

Our Operations in the United Kingdom

Overview. For the year ended December 31, 2017, our operations in the United Kingdom represented 7% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation in Mexican Peso terms. As of December 31, 2017, our operations in the United Kingdom represented 6% of our total assets.

As of December 31, 2017, CEMEX Investments Limited was the main holding company of our operating subsidiaries in the United Kingdom. We are a leading provider of building materials in the United Kingdom with vertically integrated cement, ready-mix concrete, aggregates and asphalt operations. We are also an important provider of concrete and precast materials solutions such as concrete blocks, concrete block paving, flooring systems and sleepers for rail infrastructure.

Industry. According to the United Kingdom’s Construction Products Association, in 2017, the gross domestic product of the United Kingdom was estimated to have grown by 1.8% compared to 1.9% growth in 2016. Total construction output is estimated to have increased by 5.1% in 2017, as compared to a 3.9% increase in 2016 over the preceding year. Whilst public housing grew by 10%, the private housing sector is estimated to have grown by 5% in 2017, with the private housing market continuing to be stimulated by the government’s Help to Buy scheme. Public non-housing sector is estimated to have decreased by 1.4% in 2017. The industrial sector fell by 3.6%, affected by lower activity in factories and warehouses subsectors. In 2017, the commercial sector increased by 3%, boosted by office and retail subsectors. The infrastructure sector grew by 4.1% driven by rail and gas, air and communications subsectors. As of April 27, 2018, the official data corresponding to 2017 has not been released by the Mineral Products Association, but we estimate that domestic cement demand remained flat in 2017 compared to 2016.

Competition. Our primary competitors in the United Kingdom are: Tarmac (now owned by CRH after divestments by Lafarge and Holcim during their merger), Hanson (a subsidiary of HeidelbergCement), Aggregate Industries (a subsidiary of LafargeHolcim) and Breedon Group, formerly Breedon Aggregates, which acquired Hope Construction Materials (owned by Mittal Investments and formed three years ago from enforced divestments by Lafarge and Tarmac when they created Lafarge Tarmac). The Lafarge Tarmac business was divested to CRH (except for two cement plants to be retained by LafargeHolcim). In addition, an estimated 2.9 million tons of cement were imported to the United Kingdom by various players including CRH, LafargeHolcim, HeidelbergCement and other independents, with material increasingly arriving from over-capacity markets including Ireland, Spain and Greece.

Our Operating Network in the United Kingdom

Products and Distribution Channels

Cement. For the year ended December 31, 2017, our cement operations represented 17% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation in Mexican Peso terms.

About 83% of our United Kingdom cement sales were of bulk cement, with the remaining 17% in bags. Our bulk cement is mainly sold to ready-mix concrete, concrete block and pre-cast product customers and contractors. Our bagged cement is primarily sold to national builders’ merchants.

Ready-Mix Concrete. For the year ended December 31, 2017, our ready-mix concrete operations represented 26% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation in Mexican Peso terms. Special products, including self-compacting concrete, fiber-reinforced concrete, high strength concrete, flooring concrete and filling concrete, represented 24% of our 2017 United Kingdom sales volume. In 2017, our ready-mix concrete operations in the United Kingdom purchased 100% of its cement requirements from our cement operations in the United Kingdom and approximately 89% of its aggregates requirements from our aggregates operations in the United Kingdom. Our ready-mix concrete products are mainly sold to public, commercial and residential contractors.

Aggregates. For the year ended December 2017, our aggregates operations represented 28% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation in Mexican Peso terms. In 2017, our United Kingdom aggregates sales were divided as follows: 45% were sand and gravel, 48% limestone and 7% hard stone. In 2017, 16% of our aggregates volumes were obtained from marine sources along the United Kingdom’s coast. In 2017, approximately 40% of our United Kingdom aggregates production was consumed by our own ready-mix concrete operations as well as our asphalt, concrete block and precast operations. We also sell aggregates to major contractors to build roads and other infrastructure projects.

Production Costs

Cement. In 2017, fixed production costs increased by 20% driven by annual increases in hired manpower, maintenance and services as a result of a major kiln overhaul, which was not performed in 2016. Variable costs increased by 12%, primarily as a result of annual increases in fuel, refractory bricks and balls and crushers. We continued to implement our cost reduction programs through our use of alternative fuels. In March 2015, our partner Suez opened its Malpass factory, adjacent to our Rugby plant, to supply us with Refuse Derived Fuels.

Ready-Mix Concrete. In 2017, fixed production costs increased by 1%, as compared to fixed production costs in 2016, due to annual increases in hired manpower, services and insurance.

Aggregates. In 2017, fixed production costs increased by 1% as compared to 2016 fixed production costs.

Description of Properties, Plants and Equipment. As of December 31, 2017, we operated two cement plants and one clinker grinding facility in the United Kingdom. Assets in operation at year-end 2017 represent an installed cement capacity of 2.4 million tons per year. We estimate that, as of December 31, 2017, the limestone and clay permitted proven and probable reserves of our operations in the United Kingdom had an average remaining life of approximately 52 and 49 years, respectively, assuming 2013-2017 average annual cement production levels. As of December 31, 2017, we also owned two cement import terminals and operated 199 ready-mix fixed concrete plants (seven were temporarily inactive) and 56 aggregates quarries in the United Kingdom. In addition, we had operating units dedicated to the asphalt, concrete blocks, concrete block paving, sleepers and flooring businesses in the United Kingdom.

In order to have access to blended cements, which are more sustainable based on their reduced clinker factor and use of by-products from other industries, our grinding and blending facility at the Port of Tilbury, located on the Thames River east of London has an annual grinding capacity of approximately 1.2 million tons, which allows us to have access to blended cements. Blended cements are more sustainable based on their reduced clinker factor and use of by-products from other industries.

Capital Expenditures. We made capital expenditures of U.S.$57 million in 2015, U.S.$30 million in 2016 and U.S.$53 million in 2017 in our operations in the United Kingdom. We currently expect to make capital expenditures of approximately U.S.$44 million in our operations in the United Kingdom during 2018.

Our Operations in France

Overview. As of December 31, 2017, CEMEX France was our main subsidiary in France. We are a leading ready-mix concrete producer and a leading aggregates producer in France. We distribute most of our materials by road and a significant quantity by waterways, seeking to maximize the use of this efficient and sustainable alternative. For the year ended December 31, 2017, our operations in France represented 6% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2017, our operations in France represented 3% of our total assets.

Industry. According to the French Building Association, housing starts in the residential sector increased by 15.7% in 2017 compared to 2016. Non-residential buildings starts increased by 5.8% in 2017 compared to 2016 and demand from the public works sector increased by approximately 4.4% over the same period.

According to the Building Materials Association, total ready-mix concrete consumption in France in 2017 reached approximately 5.6 million of cubic meters, a 7.2% increase/decrease compared to 2016, and total aggregates production amounted to approximately 16.7 million tons, a 9.6% increase/decrease compared to 2016.

Competition. Our main competitors in the ready-mix concrete market in France include LafargeHolcim, Italcementi and Vicat. Our main competitors in the aggregates market in France include LafargeHolcim, Italcementi, Colas (Bouygues) and Eurovia (Vinci). In France, we rely on sourcing cement from third parties, while many of our major competitors in ready-mix concrete are subsidiaries of French cement producers.

Our Operating Network in France

Description of Properties, Plants and Equipment. As of December 31, 2017, we operated 242 ready-mix concrete plants (one was temporarily inactive) in France, 1 maritime cement terminal located in Le Havre, on the northern coast of France, 21 land distribution centers, 42 quarries and 10 river ports.

Capital Expenditures. We made capital expenditures of U.S.$32 million in 2015, U.S.$19 million in 2016 and U.S. $20 million in 2017 in our operations in France. We currently expect to make capital expenditures of approximately U.S.$25 million in our operations in France during 2018.

Our Operations in Germany

Overview. For the year ended December 31, 2017, our operations in Germany represented 4% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2017, our operations in Germany represented 2% of our total assets. As of December 31, 2017, CEMEX Deutschland AG was our main subsidiary in Germany. We are a leading provider of building materials in Germany, with vertically integrated cement, ready-mix concrete and aggregates businesses.

On January 5, 2015, we closed a series of transactions with Holcim, pursuant to which, we sold to Holcim assets in the western region of Germany consisting of one cement plant, two cement grinding mills, one slag granulator, 22 aggregates quarries and 79 ready-mix plants, while we maintained our operations in the north, east and south of Germany.

Industry. According to EUROCONSTRUCT Institute, the total construction output in Germany increased by 2.6% in 2017, compared to 2016. The main driver of such increase was the residential sector. According to the German Cement Association, in 2017, the national cement consumption in Germany increased by 4.6% to 28.8 million tons, while the ready-mix concrete market and the aggregates market each increased by approximately 4.8%.

Competition. Our primary competitors in the cement market in Germany are Heidelberg, Dyckerhoff (a subsidiary of Buzzi-Unicem), LafargeHolcim, CRH and Schwenk, a local German competitor. These competitors, along with CEMEX in Germany, represent a market share of about 80%, as estimated by us for 2017. The ready-mix concrete and aggregates markets in Germany are fragmented and regionally heterogeneous, with many local competitors. The consolidation process in the ready-mix concrete and aggregates markets is moderate.

Our Operating Network in Germany

Description of Properties, Plants and Equipment. As of December 31, 2017, we operated one cement plant in Germany and our installed cement capacity was 2.4 million tons per year. We estimate that, as of December 31, 2017, the limestone permitted proven and probable reserves of our operations in Germany had an average remaining life up to 36 years, assuming 2013-2017 average annual cement production levels. As of that date, our operations in Germany included one cement grinding mill, 84 ready-mix concrete plants (four were temporarily inactive), 24 aggregates quarries (three were temporarily inactive), two land distribution centers for cement and two maritime terminals.

Capital Expenditures. We made capital expenditures of U.S.$22 million in 2015, U.S.$26 million in 2016 and U.S.$23 million in 2017 in our operations in Germany. We currently expect to make capital expenditures of approximately U.S.$10 million in our operations in Germany during 2018.

Our Operations in Spain

Overview. As of December 31, 2017, we held approximately 99.9% of CEMEX España (including shares held in treasury), a holding company for most of our international operations, including our operations in Spain. For the year ended December 31, 2017, our operations in Spain represented 2% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2017, our operating business in Spain represented 5% of our total assets.

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

On January 5, 2015, we closed a series of transactions with Holcim, pursuant to which we acquired from Holcim the Gador cement plant (with an annual installed cement production capacity of approximately 0.97 million tons, which production capacity was reassessed after managing and operating the plant in the first quarter of 2015) and the Yeles cement grinding station (with an annual installed cement production capacity of 0.90 million tons). By the end of 2015, CEMEX España Operaciones decided to dismantle the Yeles cement grinding station to optimize its production capacity footprint in central Spain.

Industry. In 2017, the investment in the construction sector in Spain is estimated to have increased by 4.6% compared to 2016, primarily driven by the investment in the residential construction sector, which is estimated to have increased by 7.8% in 2017. According to the Spanish Cement Producers Association (Agrupación de Fabricantes de Cemento de España) (“OFICEMEN”), cement consumption in Spain increased by 11% in 2017 compared to 2016.

According OFICEMEN, cement imports increased 14.8% in 2014, increased 15.1% in 2015, decreased 11.6% in 2016. For 2017 cement imports increased by 0.3% compared to 2016. Clinker imports declined 26% in 2013, 2.4% in 2014, 50.4% in 2015, 86.1% in 2016 and increased 3.9% in 2017.

In the early 1980s, Spain was one of the leading exporters of cement in the world, exporting up to 13 million tons per year. However, as of December 31, 2017, cement exports amounted to approximately 4.1 million tons per year. In recent years, Spanish cement and clinker export volumes have fluctuated, reflecting the rapid changes in demand in the Mediterranean basin as well as the strength of the Euro and changes in the domestic market. According to OFICEMEN, these total export volumes increased 17.8% in 2013, 32.5% in 2014, decreased 4.1% in 2015, increased 5.6% in 2016, and decreased 10.4% in 2017.

Competition. According to our estimates, as of December 31, 2017, we were one of the largest multinational producers of clinker and cement in Spain. Competition in the ready-mix concrete industry is intense in large urban areas. The overall high degree of competition in the Spanish ready-mix concrete industry is reflected in the multitude of offerings from a large number of concrete suppliers. We have focused on developing value added products and attempting to differentiate ourselves in the marketplace. The distribution of ready-mix concrete remains a key component of our business strategy in Spain.

Our Operating Network in Spain

Products and Distribution Channels

Cement. For the year ended December 31, 2017, our cement operations represented 75% of net sales for our operations in Spain before eliminations resulting from consolidation in Mexican Peso terms. We offer various types of cement in Spain, targeting specific products to specific markets and users. In 2017, approximately 19% of the domestic sales volume of CEMEX España Operaciones consisted of bagged cement, and the remainder of CEMEX España Operaciones’s domestic sales volume consisted of bulk cement, primarily to ready-mix concrete operators, including sales to our other operations in Spain, as well as industrial customers that use cement in their production processes and construction companies.

Ready-Mix Concrete. For the year ended December 31, 2017, our ready-mix concrete operations represented 13% of net sales for our operations in Spain before eliminations resulting from consolidation in Mexican Peso terms. Our ready-mix concrete operations in Spain in 2017 purchased almost 95% of their cement requirements from our cement operations in Spain and approximately 52% of their aggregates requirements from our aggregates operations in Spain.

Aggregates. For the year ended December 31, 2017, our aggregates operations represented 4% of net sales for our operations in Spain before eliminations resulting from consolidation in Mexican Peso terms.

Exports. Exports of cement and clinker by our operations in Spain, which represented approximately 27% of net sales for our operations in Spain before eliminations resulting from consolidation, decreased approximately 19% in 2017 compared to 2016, primarily as a result of a decrease in volume sold to Algeria, Ghana, Togo, Brazil and Greece, offset by higher sales to the United States, the United Kingdom and Guinea. Export prices are lower than domestic market prices, and costs are usually higher for export sales. Of our total exports from Spain in 2017, 15% consisted of white cement, 40% of gray portland cement and 45% of clinker. Of our total cement export volumes from our operations in Spain during 2017, 4% were to our South, Central America and the Caribbean region, 33% were to the United States, 9% were to the United Kingdom, 1% were to Poland, 7% were to the Rest of Europe region and 46% were to the Rest of Asia, Middle East and Africa region.

Production Costs. We have improved the efficiency of our operations in Spain by introducing technological improvements that have significantly reduced our energy costs, including the use of alternative fuels, in accordance with our cost reduction efforts. In 2017, we used organic waste, tires and plastics as fuel, achieving a 33% substitution rate for pet coke in our gray and white clinker kilns for the year.

Description of Properties, Plants and Equipment. As of December 31, 2017, our operations in Spain included seven cement plants located in Spain, with an annual installed cement capacity of 10.4 million tons. As of that date, we also had 25 operative distribution centers, including 17 land and eight marine terminals, 61 ready-mix concrete plants (42 were temporarily inactive), 19 aggregates quarries (15 were temporarily inactive) and eight mortar plants. As of December 31, 2017, we owned 12 limestone quarries located in close proximity to our cement plants and six clay quarries in our cement operations in Spain. We estimate that, as of December 31, 2017, the limestone and clay permitted proven and probable reserves of our operations in Spain had an average remaining life of approximately 82 and 26 years, respectively, assuming 2013-2017 average annual cement production levels.

Capital Expenditures. We made capital expenditures of U.S.$17 million in 2015, U.S.$25 million in 2016 and U.S.$29 million in 2017 in our operations in Spain. We currently expect to make capital expenditures of approximately U.S.$27 million in our operations in Spain during 2018.

Our Operations in Poland

Overview. As of December 31, 2017, CEMEX Polska Sp. Z.O.O. (“CEMEX Polska”) was our main subsidiary in Poland. We are a leading provider of building materials in Poland, serving the cement, ready-mix concrete and aggregates markets. As of December 31, 2017, we operated two cement plants with an installed cement capacity of three million tons per year and one grinding mill in Poland. As of December 31, 2017, we also operated 41 ready-mix concrete plants (one was temporarily inactive), seven aggregates quarries (two were temporarily inactive) and two maritime terminals in Poland.

Industry. According to our estimates, total cement consumption in Poland reached approximately 17 million tons in 2017, increasing compared to 2016.

Competition. Our primary competitors in the cement, ready-mix concrete and aggregates markets in Poland are Heidelberg, LafargeHolcim, CRH, Dyckerhoff and Miebach.

Capital Expenditures. We made capital expenditures of U.S.$12 million in 2015, U.S.$10 million in 2016 and U.S.$12 million in 2017 in our operations in Poland. We currently expect to make capital expenditures of approximately U.S.$42 million in our operations in Poland during 2018.

Rest of Europe

As of December 31, 2017, our operations in the Rest of Europe segment consisted primarily of our operations in the Czech Republic, Croatia and Latvia, as well as trading activities in Scandinavia and Finland.

These operations represented 4% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation in Mexican Peso terms, for the year ended December 31, 2017, and 3% of our total assets as of December 31, 2017.

Our Operations in the Czech Republic

Overview. As of December 31, 2017, CEMEX Czech Republic, s.r.o. was our main subsidiary in the Czech Republic. We are a leading producer of ready-mix concrete and aggregates in the Czech Republic. We also distribute cement in the Czech Republic. As of December 31, 2017, we operated 77 ready-mix concrete plants (one was temporarily inactive), 16 aggregates quarries in the Czech Republic (one was temporarily inactive) and three aggregates quarries in Slovakia. As of that date, we also operated one cement plant with annual cement installed capacity of one million tons, one cement grinding mill, one cement terminal and one admixtures plant in the Czech Republic.

Industry. According to the Czech Statistical Office, total construction output in the Czech Republic increased by approximately 2.3% in 2017. The increase was driven by an acceleration in the building development segment. The main drivers behind the increase were private investments in industrial as well as housing development, and most of the growth occurred over the first half of 2017. For 2017, the increase in building construction is estimated at 5.6%, while a decrease in civil engineering construction is estimated at 5.4%. The decline in civil engineering construction was mainly due to the delayed start of large planned infrastructure projects. According to the Czech Cement Association, total cement consumption in the Czech Republic reached year-over-year growth of 3.7% in the first half of 2017. Full year growth is estimated around 4%. Specific full-year data for 2017 will be provided by the Czech Cement Association in July 2018 due to limitations imposed by EU competition laws. In 2017, growth of each of total ready-mix concrete production and of the aggregates market in the Czech Republic is estimated at 4.0%.

Competition. Our main competitors in the cement, ready-mix concrete and aggregates markets in the Czech Republic are Heidelberg, Buzzi, LafargeHolcim, Strabag and Skanska.

Capital Expenditures. We made capital expenditures of U.S.$9 million in 2015, U.S.$7 million in 2016 and U.S.$8 million in 2017 in our operations in the Czech Republic. We currently expect to make capital expenditures of approximately U.S.$11 million in our operations in the Czech Republic during 2018.

Our Operations in Croatia

Overview. As of December 31, 2017, we held 100% of CEMEX Hrvatska d.d., our operating subsidiary in Croatia. We were the largest cement producer in Croatia based on installed capacity as of December 31, 2017, according to our estimates. We have three cement plants in Croatia with an annual installed capacity of 2.4 million tons. As of December 31, 2017, one plant in Croatia was temporarily inactive. As of December 31, 2017, we operated 12 land distribution centers, three maritime cement terminals in Croatia, Bosnia and Herzegovina and Montenegro, seven ready-mix concrete facilities in Croatia and Bosnia and Herzegovina and one aggregates quarry in Croatia.

On April 5, 2017, CEMEX announced that the European Commission issued a decision that ultimately does not allow Duna-Dráva Cement to purchase our aforementioned operations in Croatia. Consequently, the transaction did not close and CEMEX decided to maintain its operations in Croatia and continue to operate them for an indefinite time. As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, our operations in Croatia are consolidated line-by-line in the financial statements. See our note 4.2 of our audited consolidated financial statements.

Industry. According to our estimates, total cement consumption in Croatia, Bosnia and Herzegovina and Montenegro reached almost 3.3 million tons in 2017, an increase of 12.5% compared to 2016.

Competition. Our primary competitors in the cement market in Croatia are Nexe and LafargeHolcim.

Capital Expenditures. We made capital expenditures of U.S.$4.6 million in 2015, none in 2016 and U.S.$5 million in 2017 in our operations in Croatia. We currently expect to make capital expenditures of approximately U.S.$4.0 million in our operations in Croatia during 2018.

Our Operations in Latvia

Overview. As of December 31, 2017, CEMEX SIA was our operating subsidiary in Latvia. We are the only cement producer and a leading ready-mix concrete producer and supplier in Latvia. From our cement plant in Latvia we also supply markets mainly in Estonia, Lithuania, Finland and Sweden, among others. As of December 31, 2017, we operated one cement plant in Latvia with an installed cement capacity of 1.6 million tons per year. We also operated seven ready-mix concrete plants (two were temporarily inactive) and four aggregates quarries in Latvia. In 2017, we continued to develop in the road construction business by supplying Roller Compacted Concrete.

Capital Expenditures. In total, we made capital expenditures of U.S.$14 million in 2015, U.S.$6.9 million in 2016 and U.S.$3.5 million in 2017 in our operations in Latvia. We currently expect to make capital expenditures of approximately U.S.$8.3 million in our operations in Latvia during 2018.

Our Equity Investment in Lithuania

Overview. As of December 31, 2017, we owned an interest of 37.8% in Akmenés Cementas AB, a cement producer in Lithuania, which operates one cement plant in Lithuania with an annual installed cement capacity of 1.8 million tons.

Our Operations in Other European Countries

Overview. As of December 31, 2017, we operated 10 marine cement terminals in Norway and Sweden through CEMEX AS, a leading bulk-cement importer in the Nordic region. As of December 31, 2017, we also operated three marine cement terminals in Finland.

Capital Expenditures. We made no significant capital expenditures in our operations in other European countries in 2015, 2016 and 2017. We currently do not expect to make any significant capital expenditures in our operations in other European countries during 2018.

South, Central America and the Caribbean

For the year ended December 31, 2017, our business in SAC, which includes our operations in Colombia, Panama, Costa Rica, Caribbean TCL and Rest of South, Central America and the Caribbean segments, as described below, represented 13% of our net sales before eliminations resulting from consolidation in Mexican Peso terms. As of December 31, 2017, our business in SAC represented 15% of our total installed capacity and 10% of our total assets.

CEMEX Latam is the main holding company for CEMEX’s operations in Colombia, Panama, Costa Rica, Guatemala, Nicaragua, El Salvador and Brazil.

Our Operations in Colombia

Overview. As of December 31, 2017, CEMEX Latam directly and indirectly owned 99.7% of CEMEX Colombia, our main subsidiary in Colombia. As of December 31, 2017, CEMEX Colombia was the second-largest cement producer in Colombia, based on installed capacity of 4.0 million tons per year as of December 31,

2017. For the year ended December 31, 2017, our operations in Colombia represented 4% of our net sales before eliminations resulting from consolidation in Mexican Peso terms. As of December 31, 2017, our operations in Colombia represented 4% of our total assets.

CEMEX Colombia has a significant market share in the cement and ready-mix concrete market in the “Urban Triangle” of Colombia comprising the cities of Bogotá, Medellín and Cali. During 2017, these three metropolitan areas accounted for approximately 37.4% of Colombia’s cement consumption. CEMEX Colombia’s Ibague plant, which uses the dry process and is strategically located in the Urban Triangle, is CEMEX Colombia’s largest plant and had an annual installed capacity of 2.8 million tons as of December 31, 2017. CEMEX Colombia, through its Cúcuta plant and Clemencia grinding facility, is also an active participant in Colombia’s northeastern and coastal markets.

Industry. According to our estimates, the installed capacity for cement in Colombia was 18.2 million tons in 2017. According to DANE (Departamento Administrativo Nacional de Estadística), total cement consumption in Colombia reached 12.1 million tons during 2017, a decrease of 2.7% from 2016, while cement exports from Colombia reached 0.2 million tons. We estimate that close to 57% of cement in Colombia is consumed by the self-construction sector, while the infrastructure sector accounts for approximately 33% of total cement consumption and has been growing in recent years. The other construction segments in Colombia, including the formal housing and commercial sectors, account for the balance of cement consumption in Colombia.

Competition. Our two largest competitors in Colombia are Cementos Argos, which has established a leading position in the Colombian Caribbean coast, Antioquia and Southwest region markets, and LafargeHolcim Colombia. There are eight other local and regional competitors.

The ready-mix concrete industry in Colombia is fairly consolidated with the top three producers accounting for approximately 72% of the market as of December 31, 2017. CEMEX Colombia was the second-largest ready-mix concrete producer as of December 31, 2017. The first- and third-largest producers were Cementos Argos and LafargeHolcim Colombia, respectively.

The aggregates market in Colombia is highly fragmented and is dominated by the informal market. Approximately 80% of the aggregates market in Colombia was comprised of small independent producers as of December 31, 2017.

Our Operating Network in Colombia

Products and Distribution Channels

Cement. For the year ended December 31, 2017, our cement operations represented 49% of net sales for our operations in Colombia before eliminations resulting from consolidation in Mexican Peso terms.

Ready-Mix Concrete. For the year ended December 31, 2017, our ready-mix concrete operations represented 28% of net sales for our operations in Colombia before eliminations resulting from consolidation in Mexican Peso terms.

Aggregates. For the year ended December 31, 2017, our aggregates operations represented 9% of net sales for our operations in Colombia before eliminations resulting from consolidation in Mexican Peso terms.

Description of Properties, Plants and Equipment. As of December 31, 2017, CEMEX Colombia owned two operating cement plants and three mills, having a total annual installed capacity of 4.0 million tons. In addition, through its grinding mills, CEMEX Colombia could produce 0.5 million tons of cement sourced by third parties. In 2017, we replaced 20% of our total fuel consumed in CEMEX Colombia with alternative fuels, and we had an internal electricity generating capacity of approximately 37 MW as of December 31, 2017. We estimate that, as of December 31, 2017, the limestone and clay permitted proven and probable reserves of our operations in Colombia had an average remaining life of approximately 59 and 102 years, respectively, assuming 2013-2017 average annual cement production levels. The operating licenses for quarries in Colombia are renewed every 30 years; assuming renewal of such licenses, we estimate having sufficient limestone reserves for our operations in Colombia for over 200 years assuming 2013-2017 average annual cement production levels. As of December 31, 2017, CEMEX Colombia operated twelve land distribution centers, two mortar plants, 54 ready-mix concrete plants (18 were temporarily inactive) and nine aggregates operations (four were temporarily inactive). As of that date, CEMEX Colombia also owned 13 limestone quarries.

CEMEX Colombia is also building a new cement plant in the Antioquia department of the Municipality of Maceo, Colombia. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings” and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to our Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Maceo, Colombia—Operational Matters” for the status of that project.

Capital Expenditures. We made capital expenditures of U.S.$156 million in 2015, U.S.$180 million in 2016 and U.S.$62 million in 2017 in our operations in Colombia. We currently expect to make capital expenditures of approximately U.S.$29 million in our operations in Colombia during 2018.

Our Operations in Panama

Overview. As of December 31, 2017, CEMEX Latam indirectly held an approximate 99.483% interest in Cemento Bayano, S.A., our main subsidiary in Panama and a leading cement producer in the country. For the year ended December 31, 2017, our operations in Panama represented 2% of our net sales before eliminations resulting from consolidation in Mexican Peso terms.

Industry. We estimate that approximately 1.9 million cubic meters of ready-mix concrete were sold in Panama during 2017. Cement consumption in Panama increased 2.35% from 2016, due to the execution of infrastructure projects.

Competition. The cement industry in Panama includes three cement producers: Cemento Bayano, Argos Panamá, an affiliate of Cementos Argos, and Cemento Interoceánico.

Description of Properties, Plants and Equipment. As of December 31, 2017, Cemento Bayano operated one cement plant in Panama, with an annual installed capacity of 2.1 million tons. As of that date, Cemento Bayano also owned and operated 15 ready-mix concrete plants (three were temporarily inactive), three aggregates quarries (one was temporarily inactive) and four land distribution centers.

Capital Expenditures. We made capital expenditures of U.S.$19 million in 2015, U.S.$7 million in 2016 and U.S.$8 million in 2017 in our operations in Panama. We currently expect to make capital expenditures of approximately U.S.$14 million in our operations in Panama during 2018.

Our Operations in Costa Rica

Overview. As of December 31, 2017, CEMEX Colombia, a CEMEX Latam subsidiary, indirectly held an approximate 99.1% interest in CEMEX (Costa Rica), S.A. (“CEMEX Costa Rica”), our main operating subsidiary in Costa Rica and a leading cement producer in the country. For the year ended December 31, 2017, our operations in Costa Rica represented 1% of our net sales before eliminations resulting from consolidation in Mexican Peso terms.

During 2015, a total of U.S.$5 million were invested as part of a program to increase the overall capacity in the Colorado de Abangares plant, allowing a 10% throughput increase that catered to the needs of our operations in Nicaragua during 2016. Since the expansion, Colorado Plant’s kiln has been operating at the expected capacity with an operational efficiency above 97%. The majority of our operational requirements in Nicaragua have been consistently provided from our operations in Costa Rica.

Industry. We estimate that approximately 1.4 million tons of cement were sold in Costa Rica during 2017. In 2017, the market had an estimated ratio of 50/50 in the bulk/bagged mix due to the execution of two major infrastructure projects.

Competition. The Costa Rican cement industry currently includes two producers, CEMEX Costa Rica and LafargeHolcim Costa Rica, both of which have integrated lines. Further, in 2017 an estimated 38,000 tons were imported by a local construction company.

Description of Properties, Plants and Equipment. As of December 31, 2017, CEMEX Costa Rica operated one cement plant and one grinding mill in Costa Rica, with a total annual installed capacity of 0.9 million tons. As of that date, CEMEX Costa Rica had seven operational ready-mix concrete plants, one aggregates quarry and one land distribution center.

Exports. During 2017, clinker exports by our operations in Costa Rica represented approximately 26% of our total production and were made to our operations in Nicaragua.

Capital Expenditures. We made capital expenditures of U.S.$10 million in 2015, U.S.$4 million in 2016 and U.S.$2 million in 2017 in our operations in Costa Rica. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in Costa Rica during 2018.

Our Operations in Caribbean TCL

During 2017, Sierra, pursuant to the Offer, acquired 113,629,723 ordinary shares of TCL, which, together with Sierra’s existing ownership of TCL of 39.5%, resulted in Sierra holding 69.83% of the outstanding TCL shares as of December 31, 2017. The total consideration paid by Sierra for the TCL shares was U.S.$86 million (Ps1,791 million). We started consolidating TCL and its subsidiaries for financial reporting purposes on February 1, 2017. In March 2017, TCL de-listed from the Jamaica and Barbados stock exchanges.

As of December 31, 2017, Caribbean TCL was the leading producer and marketer of cement and ready-mix concrete products in the Caribbean’s construction sector, with operations strategically located in Jamaica, Trinidad and Tobago, Guyana and Barbados.

Our focus with respect to Caribbean TCL will continue on attempting to maximize synergies from TCL’s integration with us. We intend on improving the productivity and capacity of our Caribbean TCL’s cement plants, on continuing the vertical integration of TCL’s business, on investing in developing its employees and by offering strong value products.

Our Operations in Trinidad & Tobago

Description of Properties, Plants and Equipment. As of December 31, 2017, TCL operated one cement plant in Trinidad & Tobago, with a total annual installed capacity of 0.9 million tons. As of that date, TCL had five operational ready-mix concrete plants (one was temporarily inactive), two aggregates quarries and four land distribution centers.

Capital Expenditures. We made capital expenditures of U.S.$6.8 million in 2017 in Trinidad & Tobago. We currently expect to make capital expenditures of U.S.$6.1 million during 2018.

Our TCL Operations in Jamaica

Overview. As of December 31, 2017, we held an indirect controlling position mainly through Trinidad Cement Limited in Caribbean Cement Company Limited (“CCCL”) in Jamaica TCL.

Description of Properties, Plants and Equipment. As of December 31, 2017, CCCL operated one cement plant in Jamaica, with a total annual installed capacity of 1.2 million tons. As of that date, CCCL had one aggregate quarrie and three land distribution centers.

Capital Expenditures. We made capital expenditures of U.S.$16 million in 2017 in CCCL. We currently expect to make capital expenditures of approximately U.S.$12 million in our operations in CCCL during 2018.

Our Operations in Barbados

Overview. As of December 31, 2017, we held an indirect controlling position in Arawak in Barbados.

Description of Properties, Plants and Equipment. As of December 31, 2017, Arawak operated one cement plant in Barbados, with a total annual installed capacity of 0.4 million tons. As of that date, Arawak had one ready-mix plant and one land distribution center.

Capital Expenditures. We made capital expenditures of U.S.$5 million in 2017 in Barbados. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in Barbados during 2018.

Rest of South, Central America and the Caribbean

As of December 31, 2017, our operations in the Rest of South, Central America and the Caribbean segment consisted primarily of our operations in Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, excluding our Caribbean TCL segment, Guatemala, and small ready-mix concrete operations in Argentina. These operations represented 4% of our net sales, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2017, our business in the Rest of South, Central America and the Caribbean segment represented 3% of our total assets.

Our Operations in Puerto Rico

Overview. As of December 31, 2017, CEMEX de Puerto Rico, Inc. (“CEMEX Puerto Rico”) was our main subsidiary in Puerto Rico.

Industry. In 2017, cement consumption in Puerto Rico reached 0.4 million tons according to our estimates.

Competition. The cement industry in Puerto Rico in 2017 was comprised of two cement producers: CEMEX Puerto Rico and Cementos Argos (formerly Antilles Cement Co and, our new acquisition, San Juan Cement Co).

Description of Properties, Plants and Equipment. As of December 31, 2017, CEMEX Puerto Rico operated one cement plant with an installed cement capacity of approximately 1.2 million tons per year. As of that date, CEMEX Puerto Rico also owned 12 ready-mix concrete plants (seven were temporarily inactive) and two land distribution centers. As of that date, CEMEX Puerto Rico also owned an aggregates quarry, which is currently closed, and one marine terminal used for fly ash.

Capital Expenditures. We made capital expenditures of U.S.$5 million in 2015, U.S.$1.8 million in 2016 and U.S.$1.3 million in 2017 in our operations in Puerto Rico. We currently expect to make capital expenditures of approximately U.S.$1.6 million in our operations in Puerto Rico during 2018.

Our Operations in the Dominican Republic

Overview. As of December 31, 2017, CEMEX Dominicana, S.A. (“CEMEX Dominicana”) was our main subsidiary in the Dominican Republic and a leading cement producer in the country. CEMEX Dominicana’s sales network covers the country’s main consumption areas, which are Santo Domingo, Santiago de los Caballeros, La Vega, San Pedro de Macorís, Samaná and La Altagracia. On May 8, 2000, CEMEX Dominicana entered into a lease agreement with the government of the Dominican Republic related to the exploitation of a gypsum mine located at Las Salinas, Barahona, which has enabled CEMEX Dominicana to supply all local and regional gypsum requirements. The lease agreement expires on May 8, 2025 and may be extended by the parties.

Industry. In 2017, cement consumption in the Dominican Republic reached 4.2 million tons according to Asociación Dominicana de Productores de Cemento Portland (ADOCEM).

Competition. Our principal competitors in the Dominican Republic are Cementos Cibao, a local competitor; Domicem, a mixed Italian/local cement producer; Cementos Argos, a grinding operation of a Colombian cement producer; Cementos Santo Domingo, a cement grinding partnership between a local investor and Cementos La Union from Spain; Cementos Panam, a local cement producer; and Cementos Andion, a grinding operation; and a partially-constructed cement kiln of a Colombian cement producer.

Description of Properties, Plants and Equipment. As of December 31, 2017, CEMEX Dominicana operated one cement plant in the Dominican Republic, with an installed capacity of 2.6 million tons per year. As of that date, CEMEX Dominicana also owned eight ready-mix concrete plants, one aggregates quarry, two land distribution centers and two marine terminals.

Capital Expenditures. We made capital expenditures of U.S.$17 million in 2015, U.S.$9 million in 2016 and U.S.$9 million in 2017 in our operations in the Dominican Republic. We currently expect to make capital expenditures of approximately U.S.$11 million in our operations in the Dominican Republic during 2018.

Our Operations in Nicaragua

Overview. As of December 31, 2017, CEMEX Colombia and CEMEX Costa Rica, both CEMEX Latam subsidiaries, indirectly and directly owned 100% of CEMEX Nicaragua, S.A. (“CEMEX Nicaragua”), our operating subsidiary in Nicaragua.

Industry. We estimate that approximately 1 million tons of cement, approximately 0.4 million cubic meters of ready-mix concrete and approximately 6.7 million tons of aggregates were sold in Nicaragua during 2017.

Competition. Two market participants compete in the Nicaraguan cement industry, CEMEX and LafargeHolcim.

Description of Properties, Plants and Equipment. As of December 31, 2017, we leased and operated one fixed cement plant and one grinding mill with a total installed capacity of 0.6 million tons, eight ready-mix plants (four were temporarily inactive), and two distribution centers in Nicaragua. Since March 2003, CEMEX Nicaragua has also leased a 100,000 ton milling plant in Managua, which has been used exclusively for pet coke milling.

Capital Expenditures. We made capital expenditures of U.S.$9 million in 2015, U.S.$3.3 million in 2016 and U.S.$6.0 million in 2017 in our operations in Nicaragua. We currently expect to make capital expenditures of approximately U.S.$6.9 million in our operations in Nicaragua during 2018.

Our Operations in Guatemala

Overview. As of December 31, 2017, CEMEX Latam indirectly owned 100% of CEMEX Guatemala, our main operating subsidiary in Guatemala. As of December 31, 2017, we owned and operated one cement grinding mill in Guatemala with an installed capacity of 0.5 million tons per year. As of that date, we also owned and operated five land distribution centers, one clinker dome close to the maritime terminal in the southern part of the country and four ready-mix plants (one was temporarily inactive).

Capital Expenditures. We made capital expenditures of U.S.$2 million in 2015, U.S.$6 million in 2016 and U.S.$2 million in 2017 in Guatemala. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in Guatemala during 2018.

Our Operations in Jamaica

Description of Properties, Plants and Equipment. As of December 31, 2017, CEMEX España indirectly held a 100% interest in CEMEX Jamaica Limited, which operates one calcined lime plant in Jamaica with a capacity of approximately 120,000 tons per year and one hydrate line with a capacity of approximately 4.800 tons per year.

Our Operations in Other South, Central American and Caribbean Countries

Overview. As of December 31, 2017, CEMEX España indirectly held 100% of Readymix Argentina, S.A., which owns one ready-mix concrete plant in Argentina. Additionally, as of December 31, 2017, we held a non-controlling position in National Cement Ltd. In the Cayman Islands, Maxcem Bermuda Ltd. in Bermuda and Societe des Ciments Antillais, a company with cement operations in Guadalupe and Martinique.

We believe that the Caribbean region holds considerable strategic importance because of its geographic location. As of December 31, 2017, we operated a network of ten marine terminals in the Caribbean region, which facilitated exports from our operations in several countries, including Mexico, the Dominican Republic, Puerto Rico and the United States. Three of our marine terminals are located in the main cities of Haiti, three are in the Bahamas, and one is in Manaus, Brazil. As of December 31, 2017, we also had a non-controlling interest in two other terminals, one in Bermuda and the other in the Cayman Islands.

Capital Expenditures. We made capital expenditures in our other operations in SAC of U.S.$1.4 million in 2015, U.S.$1.4 million in 2016 and U.S.$0.7 million in 2017. We currently expect to make capital expenditures of U.S.$7 million in our operations in other SAC countries during 2018.

Asia, Middle East and Africa

For the year ended December 31, 2017, our business in Asia, Middle East and Africa, which includes our operations in the Philippines, Egypt and the Rest of Asia, Middle East and Africa segment, as described below, represented 9% of our net sales before eliminations resulting from consolidation in Mexican Peso terms. As of December 31, 2017, our business in Asia represented 11% of our total installed capacity and approximately 5% of our total assets.

Our Operations in the Philippines

Overview. As of December 31, 2017, on a consolidated basis through various subsidiaries, CEMEX, S.A.B. de C.V. held indirectly 100% of CASE, which in turn owned 55% of the outstanding share capital of CHP. As of

December 31, 2017, CHP directly and indirectly owned 100% of our two operating subsidiaries in the Philippines, Solid Cement Corporation (“Solid Cement”) and APO Cement Corporation (“APO”). For the year ended December 31, 2017, our operations in the Philippines represented 3% of our net sales before eliminations resulting from consolidation in Mexican Peso terms. As of December 31, 2017, our operations in the Philippines represented 2% of our total assets.

CHP is investing in a new 1.5 million ton integrated cement production line at CEMEX’s Solid Cement Plant in Luzon with an estimated investment of approximately U.S.$225 million. Upon completion, this new line will double the capacity of the Solid Cement Plant and will represent a 26% increase in our cement capacity in the Philippines. In December 2017, the Department of Environment and Natural Resources issued an environmental compliance certificate to CHP that covers the new line. The new line is estimated to start operations by the first quarter of 2020.

Competition. As of December 31, 2017, our major competitors in the Philippine cement market were LafargeHolcim, Republic, Eagle, Northern, Goodfound, Taiheiyo and Mabuhay.

Description of Properties, Plants and Equipment. As of December 31, 2017, our operations in the Philippines included two cement plants with an annual installed capacity of 4.5 million tons, exclusive access to two quarries to supply raw materials to our cement plants, 21 land distribution centers and five marine distribution terminals. We estimate that, as of December 31, 2017, the limestone and clay permitted proven and probable reserves accessed by our operations in the Philippines had an average remaining life of approximately 37 and 17 years, respectively, assuming 2013-2017 average annual cement production levels.

Cement. For the year ended December 31, 2017, our cement operations represented 97% of net sales for our operations in the Philippines before eliminations resulting from consolidation in Mexican Peso terms.

Capital Expenditures. We made capital expenditures of U.S.$21 million in 2015, U.S.$22 million in 2016 and U.S.$28 million in 2017 in our operations in the Philippines. We currently expect to make capital expenditures of approximately U.S.$73 million in our operations in the Philippines during 2018.

Our Operations in Egypt

Overview. As of December 31, 2017, ACC was our main subsidiary in Egypt. As of December 31, 2017, we operated one cement plant in Egypt, with an annual installed capacity of approximately 5.4 million tons. This plant is located approximately 280 miles south of Cairo and serves the upper Nile region of Egypt, as well as Cairo and the delta region, Egypt’s main cement market. We estimate that, as of December 31, 2017, the limestone and clay permitted proven and probable reserves of our operations in Egypt had an average remaining life of approximately 53 and 59 years, respectively, assuming 2013-2017 average annual cement production levels. In addition, as of December 31, 2017, we operated 11 ready-mix concrete plants (one was temporarily inactive), of which four are owned and seven are under management contracts and ten land distribution centers in Egypt. For the year ended December 31, 2017, our operations in Egypt represented 1% of our net sales before eliminations resulting from consolidation in Mexican Peso terms and 1% of our total assets.

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

Industry. According to the Ministry of Investment official figures, based on government data (local and imported cement), the Egyptian market consumed approximately 53.9 million tons of cement during 2017. Cement consumption decreased by approximately 4.2% in 2017 compared to 2016, which was mainly attributed to the erosion in consumers’ purchasing power after Egypt adopted an aggressive economic reform program that included a free flotation of the currency and elimination of several subsidies. As of December 31, 2017, the cement industry in Egypt had a total of 19 cement producers, with an aggregate annual installed cement production capacity of approximately 79 million tons.

Competition. According to the Ministry of Investment official figures, during 2017, LafargeHolcim (Egyptian Cement Company), CEMEX (ACC) and Heidelberg (Suez Cement, Torah Cement and Helwan Portland Cement) were three of the largest cement producers in the world and represented approximately 32% of the total cement production in Egypt. Other significant competitors in Egypt are Arabian (La Union), Titan (Alexandria Portland Cement and BeniSuef Cement), Amreyah (InterCement), National, Sinai (Vicat), Sinai White cement (Cementir), South Valley, Nile Valley, El Seweedy, Army Cement, Aswan Medcom, Misr BeniSuef, Al Nahda and Misr Quena Cement Companies, Building Materials Industries Co. ASEC Cement, and Egyptian Kuwait Holding Company.

Cement and Ready-Mix Concrete. For the year ended December 31, 2017, cement represented 83% and ready-mix concrete represented 12% of net sales for our operations in Egypt before eliminations resulting from consolidation in Mexican Peso terms.

Capital Expenditures. We made capital expenditures of U.S.$47 million in 2015, U.S.$20 million in 2016 and U.S.$22 million in 2017 in our operations in Egypt. We currently expect to make capital expenditures of approximately U.S.$9 million in our operations in Egypt during 2018.

Rest of Asia, Middle East and Africa

As of December 31, 2017, our operations in the Rest of Asia, Middle East and Africa consisted primarily of our operations in Israel and the UAE. These operations represented 5% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation in Mexican Peso terms, for the year ended December 31, 2017, and 2% of our total assets as of December 31, 2017.

Sale of our Operations in Rest of Asia, Middle East and Africa

On May 26, 2016, we closed the sale of our operations in Bangladesh and Thailand to SIAM Cement for U.S.$70 million (Ps1,450 million). In June 2017, we divested our concrete operations in Malaysia through a management buy-out for U.S.$4.6 million. The proceeds from each of these transactions were used mainly for debt reduction and for general corporate purposes. We continue to have entities in Malaysia.

Our Operations in Israel

Overview. As of December 31, 2017, CEMEX Holdings (Israel) Ltd. was our subsidiary in Israel. We are a leading producer and supplier of raw materials for the construction industry in Israel. In addition to ready-mix concrete and aggregates, we produce a diverse range of building materials and infrastructure products in Israel. As of December 31, 2017, we operated 63 ready-mix concrete plants, six aggregates quarries, one sand pit, one concrete products plant, one admixtures plant, and one lime factory in Israel.

Capital Expenditures. We made capital expenditures of U.S.$13 million in 2015, U.S.$16 million in 2016 and U.S.$21 million in 2017 in our operations in Israel. We currently expect to make capital expenditures of approximately U.S.$16 million in our operations in Israel during 2018.

Our Operations in the UAE

Overview. As of December 31, 2017, we held a 49% equity interest (and 100% economic benefit) in three of our main UAE companies: CEMEX Topmix LLC and CEMEX Supermix LLC, two ready-mix manufacturing companies, and CEMEX Falcon LLC, which specializes in the production of cement and slag. We are not allowed to have a controlling interest in these companies (UAE law requires 51% ownership by UAE nationals). However, through agreements with other shareholders in these companies, we have control over the remaining 51% of the economic benefits in each of the companies. As a result, we own a 100% economic interest in all three companies. We also held 100% in CEMEX Arabia FZC, a company dedicated to trading activities (100% ownership is possible as it is in a Free Zone). As of December 31, 2017, we owned eight ready-mix concrete plants (one was temporarily inactive) and one cement and slag grinding facility in the UAE, serving the markets of Dubai and Abu Dhabi as well as neighboring countries such as Oman and Qatar.

Capital Expenditures. We made capital expenditures of U.S.$2 million in 2015, U.S.$4 million in 2016 and U.S.$3 million in 2017 in our operations in the UAE. We currently expect to make capital expenditures of approximately U.S.$4 million in our operations in the UAE during 2018.

Our Trading Operations

In 2017, we traded approximately 11.3 million tons of cementitious and non-cementitious materials in 105 countries, including 9.5 million tons of cement and clinker. Approximately 6.2 million tons of the traded cement and clinker consisted of exports from our operations in Spain, Croatia, Mexico, Germany, Latvia, the Dominican Republic, Costa Rica, Trinidad, Barbados, Puerto Rico, Jamaica, Poland, Nicaragua, the Czech Republic, Philippines, Guatemala, the United States and the UAE. The remaining approximately 3.3 million tons were purchased from third parties in countries such as China, Honduras, Spain, Taiwan, Turkey, the United States and Vietnam. In 2017, we traded approximately 1.1 million tons of granulated blast furnace slag, a non-clinker cementitious material, and 0.7 million tons of other products.

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

Freight rates, which account for a large share of the total import supply cost, have been subject to significant volatility in recent years. Our trading operations, however, have obtained significant savings by contracting maritime transportation in due time and by using our own and chartered fleet, which transported approximately 59% of our cement and clinker traded volume during 2017.

In addition, based on our spare fleet capacity, we provide freight service to third parties, thus providing us with valuable shipping market information and generating additional revenues.

Our Cement Plants

The following table provides a summary of our cement plants, including location, used capacity, including grinding mill production, and years of operation as of and for the year ended December 31, 2017:

Location	Used Capacity	Years of Operation(1)
Atotonilco, Hidalgo, México	1,280	59
Barrientos, Estado de México, México	948	73
Ensenada, Baja California, México	441	42
Guadalajara, Jalisco, México	853	44
CPN, Sonora, México	—	37
Hidalgo, Nuevo León, México	73	112
Huichapan, Hidalgo, México	3,263	33
Mérida, Yucatán, México	805	64
Monterrey, Nuevo León, México	1,604	98
Tamuín, San Luis Potosí, México	1,659	53
Tepeaca, Puebla, México	2,749	23
Torreón, Coahuila, México	1,085	51
Valles, San Luis Potosí, México	383	52
Yaqui, Sonora, México	2,107	28
Zapotiltic, Jalisco, México	1,555	50
Balcones, TX, United States	1,993	37
Brooksville, FL (North), United States	—	42
Brooksville, FL (South), United States	1,270	30
Clinchfield, GA, United States	652	43
Demopolis, AL, United States	726	40
Knoxville, TN, United States	628	38
Kosmosdale/Louisville, KY, United States	1,282	17
Miami, FL, United States	906	59
Lyons, CO, United States	356	37
Victorville, CA, United States	2,732	52
Wampum, PA, United States	—	52
Rugby, United Kingdom	1,197	18
Ferriby, United Kingdom	492	51
Rudersdof, Germany	2,198	52
Alcanar, Spain	771	49
Buñol, Spain	463	50
Castillejo, Spain	410	106
Lloseta, Spain	318	50
Morata, Spain	387	85
San Vicente, Spain	460	42
Gador, Spain	337	41
Chelm, Poland	1,286	57
Rudniki, Poland	729	52
Broceni, Latvia	988	8
Prachovice, Czech Republic	761	63
Kolovoz, Croatia	14	109
Juraj, Croatia	855	105
Kajo, Croatia	367	113
Cucuta, Colombia	230	34
Ibagué, Colombia	2,453	25
Calzada Larga, Panama	855	40
Colorado de Abangares, Costa Rica	568	38
Claxton Bay, Trinidad y Tobago	670	64
Rockport, Jamaica	846	66
St. Lucy, Barbados	216	34
San Pedro de Macorís, Dominican Republic	1,956	27
San Rafael del Sur, Nicaragua(2)	400	75
Ponce, Puerto Rico	277	27
APO, Philippines	3,123	19
Solid Cement, Philippines	1,707	24
Assiut, Egypt	4,390	31

(1)	Approximate.
(2)	Leased.

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

Regulatory Matters and Legal Proceedings

A description of material regulatory matters and legal proceedings affecting us is provided below. For recent developments related to material regulatory matters and legal proceedings affecting us, see “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to our Regulatory Matters and Legal Proceedings.”

Antitrust Proceedings

Polish Antitrust Investigation. On January 2, 2007, CEMEX Polska received a notification from the Polish Competition and Consumer Protection Office (the “Protection Office”) informing it of the formal initiation of an antitrust proceeding against all cement producers in Poland, including CEMEX Polska and another of our indirect subsidiaries in Poland. The notification alleged that there was an agreement between all cement producers in Poland regarding prices and other sales conditions for cement, an agreed division of the market with respect to the sale and production of cement, and the exchange of confidential information, all of which limited competition in the Polish market with respect to the production and sale of cement. On December 9, 2009, the Protection Office delivered to CEMEX Polska its decision against Polish cement producers related to an investigation which covered a period from 1998 to 2006. The decision imposed fines on a number of Polish cement producers, including CEMEX Polska. The fine imposed on CEMEX Polska was approximately Polish Zloty 115.56 million (approximately U.S.$33.26 million as of December 31, 2017, based on an exchange rate of Polish Zloty 3.4748 to U.S.$1.00), which is approximately 10% of CEMEX Polska’s total revenue in 2008. CEMEX Polska disagreed with the decision, denied that it committed the practices alleged by the Protection Office and, therefore, on December 23, 2009, CEMEX Polska filed an appeal before the Polish Court of Competition and Consumer Protection in Warsaw (the “First Instance Court”). After a series of hearings, on December 13, 2013, the First Instance Court issued its judgment in regards with the appeals filed by CEMEX Polska and other cement producers, which were previously combined into a joint appeal. The First Instance Court reduced the penalty imposed on CEMEX Polska to approximately Polish Zloty 93.89 million (approximately U.S.$27.02 million as of December 31, 2017 based on an exchange rate of Polish Zloty 3.4748 to U.S.$1.00), which is approximately equal to 8.125% of CEMEX Polska’s revenue in 2008. On May 8, 2014, CEMEX Polska filed an appeal against the First Instance Court judgment before the Appeals Court in Warsaw. After several hearings in the Appeals Court, on a hearing held on March 11, 2016, the Appeals Court did not announce a final judgment; instead, it reopened the hearing phase which had been closed on February 26, 2016. The parties involved were informed that the Appeals Court will ask certain questions to the Polish Constitutional Tribunal regarding the conformity with the Polish Constitution of the calculation of the reduced penalty imposed on CEMEX Polska. On April 5, 2017, the Polish Constitutional Tribunal, outside of a hearing, declined to answer the questions of the Appeals Court, informing the Appeals Court that the Appeals Court has the authority to interpret independently competition law rules for purposes of this particular court case, subject to compliance with the Polish Constitution. The files of the case were returned to the Appeals Court during May of 2017, which scheduled a court hearing for January 29, 2018. It is highly probable that the Appeals Court will issue its final decision during this hearing or within the following two weeks. The above-mentioned penalty is not enforceable until the Appeals Court issues its final judgment and if the penalty is maintained in the Appeals Court final resolution, then the penalty will be payable within 14 calendar days of the announcement of the Appeals Court order regarding its final resolution. CEMEX Polska has created the accounting provision in relation with this proceeding in an amount equal to 100% of the reduced penalty of the First Instance Court judgment. As of

December 31, 2017, we do not expect that an adverse resolution to this matter would have a material adverse impact on our results of operations, liquidity and financial condition.

Antitrust Investigation in Spain by the CNMC. On September 16 and 17, 2014, the Competition Directorate (Dirección de Competencia) of the Spanish National Commission of Markets and Competition (Comisión Nacional de los Mercados y la Competencia) (“CNMC”), in the context of an investigation of the Spanish cement, ready-mix concrete and related products industry regarding alleged anticompetitive practices, inspected one of our facilities in Spain. On January 12, 2015, CEMEX España Operaciones was notified of the initiation by the CNMC of a disciplinary proceeding for alleged prohibited conducts pursuant to Article 1 of the Spanish Competition Law (Ley 15/2007, de 3 de Julio, de Defensa de la Competencia). On November 19, 2015, CEMEX España Operaciones was notified that the alleged anticompetitive practices covered the year 2013 for the cement market and the years 2008, 2009, 2012, 2013 and 2014 for the ready-mix market. On March 8, 2016, the Competition Directorate (Dirección de Competencia) notified CEMEX España Operaciones of a resolution proposal (propuesta de resolución) which considers that the alleged anti-competitive practices were carried out in the markets and years previously indicated. Thereafter, CEMEX España Operaciones submitted allegations rejecting the resolution proposal. On September 8, 2016, CEMEX España Operaciones was notified of a decision issued by the CNMC pursuant to which CEMEX España Operaciones has been required to pay a fine of €5,865,480 (approximately U.S.$7.04 million as of December 31, 2017, based on an exchange rate of €0.8331 to U.S.$1.00). On November 7, 2016, CEMEX España Operaciones filed an appeal before the National Court (Audiencia Nacional) against the CNMC’s decision. The National Court has been requested to suspend the sanction, and, by a resolution issued on December 22, 2016, the National Court granted the requested suspension, subject to issuance of a bank guarantee for the principal amount of the sanction. The CNMC has been notified of both the interposition of the appeal and the request for suspension. As of December 31, 2017, we do not expect that an adverse resolution to this matter would have a material adverse impact on our results of operations, liquidity and financial condition.

Antitrust Case in Ohio. On October 2013, a nonstructural steel manufacturing joint venture in which CEMEX, Inc. has an indirect majority interest, other nonstructural steel manufacturers, and related associations were named as defendants in a lawsuit filed in an Ohio State Court alleging a conspiracy among the defendants to adopt sham industry standards with a goal to exclude the plaintiffs’ products from the market. A resolution to finalize this matter has been reached with the plaintiffs, definitively finalizing the claim against CEMEX, Inc. with no adverse resolution against CEMEX, Inc. and no adverse impact to our operations, liquidity and financial condition.

Antitrust Case in Georgia and South Carolina. On July 24, 2017, two ready-mix concrete producers filed a lawsuit in a U.S. Federal Court in the state of Georgia against certain subsidiaries of CEMEX in the U.S. and other companies alleging customer allocation and price fixing in both the ready-mix concrete and cement markets the coastal Georgia and southeastern coastal South Carolina areas. As CEMEX does not participate in the ready-mix concrete market in these areas, the lawsuit does not allege any improper actions by CEMEX with respect to ready-mix concrete. On October 2, 2017, we filed a motion to dismiss the lawsuit. On November 22, 2017, a single concrete instillation company filed a lawsuit in a U.S. Federal Court in the State of South Carolina against subsidiaries of CEMEX in the U.S. on behalf of purchasers of concrete based on the same allegations made in the lawsuit filed in Georgia. As of December 31, 2017, we are not able to assess the likelihood of an adverse result to these lawsuits, but if such lawsuits are resolved adversely to us, we do not expect such adverse resolution would have a material adverse impact on our results of operations, liquidity and financial condition.

Antitrust Investigation in Colombia. On September 5, 2013, CEMEX Colombia was notified of Resolution No. 49141 dated August 21, 2013, issued by the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio) (“SIC”) pursuant to which the SIC opened an investigation and issued a statement of objections (pliego de cargos) against five cement companies and fourteen directors of those companies, including CEMEX Colombia, for alleged anti-competitive practices. The investigated parties were accused of allegedly breaching: (i) Article 1 of Law 155 of 1959, which prohibits any kind of practice, procedure or system designed to limit free competition and determining or maintaining unfair prices; (ii) numeral 1 of Article 47 of Decree 2153 of 1992, which prohibits any agreements designed to directly or indirectly fix prices; and (iii) numeral 3 of Article 47 of Decree 2153 of 1992, which prohibits any market sharing agreements between producers or between distributors. Additionally, fourteen executives, including two former executives of CEMEX Colombia, were also being investigated for allegedly breaching paragraph 16 of Article 4 of Decree 2153 of 1992, as amended by Article 26 of Law 1340 of 2009, which provides that the SIC may investigate and sanction any individual who collaborates, facilitates, authorizes, executes or tolerates behavior that violates free competition rules. Although the SIC announced three charges, only two of them were under investigation, namely, price fixing agreements and market sharing agreements.

On October 12, 2017, the SIC’s Superintendent Delegate for Competition Protection issued a non-binding report stating that CEMEX Colombia and two other industry competitors engaged in illegal anticompetitive practices and recommending to impose sanctions against such companies. On November 10, 2017, CEMEX Colombia filed its final arguments against such report. On December 11, 2017, the SIC’s Chief Superintendent decided to impose a sanction against CEMEX Colombia, two other cement companies and six natural persons, for entering into an agreement to fix grey cement prices in Colombia in an amount of 73,771.7 million Colombian Pesos (approximately U.S.$24.72 million as of December 31, 2017, based on an exchange rate of 2,984.00 Colombian Pesos to U.S.$1.00). By means of the same resolution dated December 11, 2017, the Chief Superintendent determined there was not sufficient material evidence and ordered to close the investigation related to the other alleged conduct against CEMEX Colombia under Resolution No. 49141, dated August 21, 2013.

As of December 31, 2017, CEMEX Colombia has decided not to file a reconsideration request. Instead, CEMEX Colombia intends to file an annulment and reestablishment of right claim (acción de nulidad y restablecimiento de derecho) before the Administrative Court (Tribunal Contencioso Administrativo) requesting that charges brought forth by the SIC are annulled and the restitution of the fine is paid, with any adjustments provided by Colombian law. Once filed, this claim could take up to six years to be resolved. As of December 31, 2017, we are not able to assess the likelihood of an adverse result to this matter, but if such matter is resolved adversely to us, we do not expect such adverse resolution to have a material adverse impact on our results of operations, liquidity and financial condition.

Environmental Matters

In the ordinary course of business, we are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental damage or contamination. These laws and regulations expose us to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities and, in some cases, the acts and omissions of the previous owners or operators of a property or facility that we own or operate. Furthermore, in some jurisdictions, certain environmental laws and regulations impose liability without regard to fault or the legality of the original activity at the time of the actions giving rise to liability. To prevent, control and remediate environmental problems and maintain compliance with regulatory requirements, in line with our global initiatives on environmental management, we maintain an environmental policy designed to monitor and control environmental matters. Our environmental policies require that each of our subsidiaries respect and comply with local laws and meet our own internal standards to minimize the use of non-renewable resources and the generation of hazardous and other wastes. We use processes that are designed to reduce the impact of our operations on the environment throughout all the production stages in all of our operations worldwide. In addition, during 2012 we started the implementation of a global EMS at our operating sites that provides a framework to facilitate the consistent and systematic implementation of practical, risk-based environmental management at all sites. As of December 31, 2017, we expect to finish the implementation of the EMS at all of our operating sites by December 31, 2020. It will be used to support sites and businesses across CEMEX globally to document, maintain and continuously improve our environmental performance. We believe that, as of

December 31, 2017, a substantial part of our operations already comply with all material environmental laws applicable to us, as the majority of our cement plants already have some kind of EMS (most of which are ISO 14000 certified by the International Organization for Standardization (“ISO”)), with the remaining implementation efforts directed mainly on our aggregates and ready-mix plants.

We regularly incur capital expenditures that have an environmental component or that are impacted by environmental regulations. However, we do not keep separate accounts for such mixed capital and environmental expenditures. Environmental expenditures that extend the life, increase the capacity, improve the safety or efficiency of assets or are incurred to mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred. For the years ended December 31, 2015, 2016 and 2017, our sustainability capital expenditures (including our environmental expenditures and investments in alternative fuels and cementitious materials) were approximately U.S.$86.03 million, approximately U.S.$79.9 million and approximately U.S.$83.14 million, respectively. As of December 31, 2017, we do not expect a material increase in our environmental expenditures in 2018.

The following is a discussion of environmental regulations and related matters in our major markets.

Mexico. We were one of the first industrial groups in Mexico to sign an agreement with the Mexican Ministry of Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales) (“SEMARNAT”) to carry out voluntary environmental audits in our 15 Mexican cement plants under a government-run program. In 2001, the Mexican Environmental Protection Agency (Procuraduría Federal de Protección al Ambiente), which is part of SEMARNAT, completed the audit of our cement plants and awarded each of them a Clean Industry Certificate (Certificado de Industria Limpia) (“CIC”) certifying that our cement plants are in full compliance with applicable environmental laws. The CICs are subject to renewal every two years. As of December 31, 2017, our operating cement plants in Mexico had CICs or were in the process of renewing them. As of December 31, 2017, we expect the renewal of all currently expired CICs.

For over a decade, the technology for co-processing and recycling used tires into an energy source has been employed in our plants located in Ensenada and Huichapan. By the end of 2016, almost all of our cement plants in Mexico were using tires as an alternative fuel (except for installations in Torreon and Valles). As of December 31, 2017, municipal collection centers in the cities of Tijuana, Mexicali, Ensenada, Mexico City, Reynosa, Nuevo Laredo and Guadalajara enable us to obtain an estimated 24,000 tons of tires per year as alternative fuel. Overall, approximately 20.61% of the total fuel used in our operating cement plants in Mexico during 2017 was comprised of alternative fuels.

Between 1999 and December 31, 2017, our operations in Mexico have invested approximately U.S.$126.14 million in the acquisition of environmental protection equipment and the implementation of the ISO 14001:2004 environmental management standards of ISO. The audit to obtain the renewal of the ISO 14001:2004 certification took place during the first quarter of 2015 and our operating cement plants in Mexico obtained the renewal of the ISO 14001:2004 certification for environmental management systems which is valid until September of 2018.

On June 6, 2012 the General Law on Climate Change (Ley General de Cambio Climático) (the “Climate Change Law”) was published in the Mexican Official Gazette. The Climate Change Law establishes a legal framework to regulate policies for climate change mitigation and adaptation. Many important provisions of the Climate Change Law require the development of secondary legislation, and depend on the publication of subsequent implementing regulations. For instance, the Climate Change Law provides, among other things, for (i) the elaboration of a registry of the emissions that are generated by fixed sources, (ii) companies to report their emissions, if required, and (iii) the application of fines to those companies that fail to report or that report false information. In this regard, on October 29, 2014, the Regulations to the General Law on Climate Change Regarding the National Registry of Emissions (Reglamento de la Ley General de Cambio Climático en Materia del Registro Nacional de Emisiones) (the “Regulations”) became effective. The purpose of the Regulations is to govern the Climate Change Law regarding the National Registry of Emissions, identifying the sectors and subsectors, which include among others, the cement industry, that must file the corresponding reports before the National Registry of Emissions. We had previously reported our direct and indirect carbon dioxide emissions to SEMARNAT under a voluntary scheme. The Climate Change Law also allows for the establishment of specific greenhouse gas reduction targets in accordance with the respective contribution of each economic sector to the national greenhouse gas emissions. As of December 31, 2017, we are not able to estimate the impact, if any, that any measures related to this may have upon our operations in Mexico. Although the Climate Change Law does not establish a program for emissions trading, it does vest on the Mexican federal government the power to create, authorize and regulate such a scheme, which may be voluntary or binding. We are closely observing the development of implementing regulations and, as of December 31, 2017, we cannot estimate the impact, if any, that any measures related to this may have upon our operations in Mexico. A Special Tax on Production and Services (Impuesto Especial Sobre Producción y Servicios) on the sale and import of fossil fuels was included in the tax reform that became effective on January 1, 2014. During 2017, petroleum coke, a primary fuel widely used in our kilns in Mexico was taxed at a rate of Ps17.15 (approximately U.S.$0.87 as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00) per ton.

On August 12, 2014, a package of energy reform legislation became law in Mexico. The then newly enacted energy reform legislation, which included nine new laws, as well as amendments to existing laws, implemented the December 2013 constitutional energy reform and established a new legal framework for Mexico’s energy industry. One of the new laws that was enacted is the Electric Industry Law (Ley de la Industria Eléctrica) (the “Electric Industry Law”), which establishes a legal framework for electricity-related activities in Mexico, which has the effect of structurally changing the national electric industry. On October 31, 2014, certain rules and regulations related to the energy reform legislation, including the regulations of the Electric Industry Law, were published. As part of the Electric Industry Law, a system for tradable clean energy certificates was created and certain clean energy procurement obligations were imposed on consumers. The clean energy procurement obligations for 2018 to 2022 have been announced at 5%, 5.8%, 7.4%, 10.9% and 13.9%, respectively, and this requirement is expected to increase in subsequent years. CEMEX’s operations in Mexico have ongoing commitments to procure power from renewable projects operating under the “self-supply” framework of the former Electric Energy Public Service Law, and the energy supplied under these contracts is exempted from the clean energy obligation. Nonetheless, starting in 2018, we are required to acquire clean energy certificates to comply with the clean energy obligations for the fraction of energy supply that does not come from clean generators. Over time, according to the penalty levels set by the Mexican Energy Regulatory Commission (Comisión Reguladora de Energía), non-compliance with the clean energy procurement obligations could have a material adverse impact on our business or operations. However, as of December 31, 2017, we were not able to assess if such impact would in turn have a material adverse impact on our results of operations, liquidity and financial condition.

On September 8, 2015, the Electricity Market Rules (Bases del Mercado Eléctrico) (the “Rules”) were published in the Federal Official Gazette and became effective on September 9, 2015. The Rules, which are an important step forward in the implementation of the reforms enacted regarding Mexico’s energy industry, contain the design and operation principles of the different components of the wholesale electricity market (the “Electricity Market”). As of December 31, 2017, we are in the process of becoming a participant in the Electricity Market. Additionally, CEMEX participated as a buyer in the third long-term power auction organized in 2017 by the National Center for Energy Control (Centro Nacional de Control de Energía) (“CENACE”), the independent national electric system operator, and has been allocated a 20-year contract for 16,129 clean energy certificates per year for compliance starting in 2020 and 14.9 GWh/a of electric power.

During 2016, a new electrical standard code was issued in Mexico (Código de Red) (the “Electrical Standard Code”). The Electrical Standard Code establishes new standards for electrical operation that will be enforced beginning in 2019 against consumers connected to the national grid. The implementation of the Electrical Standard Code will require investments across our operating assets in Mexico, which we expect to amount to approximately U.S.$6 million.

United States. Our operating subsidiaries in the United States are subject to a wide range of U.S. federal, state and local laws, regulations and ordinances dealing with the protection of human health and the environment that are strictly enforced and can lead to significant monetary penalties for noncompliance. These laws and regulations expose us to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities and, in some cases, the acts and omissions of the previous owners or operators of a property or facility. These laws regulate, among other things, water discharges, noise, and air emissions, including dust, as well as the handling, use and disposal of hazardous and non-hazardous waste materials. Certain laws also create a shared liability scheme under which parties are held responsible for the cost of cleaning up releases to the environment of designated hazardous substances. We therefore may have to conduct environmental remediation associated with the disposal or release of hazardous substances at our various operating facilities, or at sites in the United States to which we send hazardous waste for disposal. We believe that our current procedures and practices for handling and managing materials are generally consistent with industry standards and legal and regulatory requirements, and that we take appropriate precautions to protect employees and others from harmful exposure to hazardous materials.

As of December 31, 2017, CEMEX, Inc. and its subsidiaries accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately U.S.$29.84 million. The environmental matters relate to (i) the disposal of various materials, in accordance with past industry practice, that might be categorized as hazardous substances or wastes, and (ii) the cleanup of hazardous substances or wastes at sites used or operated by CEMEX, Inc. and its subsidiaries including discontinued operations, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages, and a final resolution might take several years. For purposes of recording the provision, CEMEX, Inc. and its subsidiaries consider that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed to date, CEMEX, Inc. does not believe it will be required to spend significant sums on these matters, in excess of the amounts previously recorded. The ultimate cost that might be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work, and negotiations with, or litigation against, potential sources of recovery have been completed.

In 2007, the EPA launched a CAA enforcement initiative against the U.S. cement industry. The primary goal of the initiative is to assess the industry’s historic compliance with the CAA’s New Source Review program and to reduce emissions from the industry through the installation of add-on controls. CEMEX has actively engaged with the EPA on its investigations, which involved multiple CEMEX facilities, and has entered into four settlements involving a total of U.S.$6.1 million in civil penalties and a commitment to incur certain capital expenditures for pollution control equipment at its Victorville, California, Fairborn, Ohio (divested on February 10, 2017), Lyons, Colorado, Knoxville, Tennessee, Louisville, Kentucky, Demopolis, Alabama, Odessa, Texas (divested on November 18, 2016) and New Braunfels, Texas plants. Based on our past experience with such matters and currently available information, as of December 31, 2017, we believe any further proceedings will not have a material adverse impact on our results of operations, liquidity and financial condition.

In 2002, CEMEX Construction Materials Florida, LLC (formerly Rinker Materials of Florida, Inc.) (“CEMEX Florida”), a subsidiary of CEMEX, Inc., was granted a federal quarry permit and was the beneficiary of another federal quarry permit for the Lake Belt area in South Florida. The permit held by CEMEX Florida covered CEMEX Florida’s Seaboard Coast Line (“SCL”) and Florida East Coast (“FEC”) quarries. CEMEX Florida’s Kendall Krome quarry is operated under the permit of which it was a beneficiary. The FEC quarry is the largest of CEMEX Florida’s quarries measured by volume of aggregates mined and sold. CEMEX Florida’s Miami cement mill is located at the SCL quarry and is supplied by that quarry, while the FEC and Kendall Krome quarries have supplied aggregates to CEMEX and third-party users. In response to litigation brought by environmental groups concerning the manner in which the federal quarry permits were granted, in January 2009, the U.S. District Court for the Southern District of Florida ordered the withdrawal of the federal quarry permits for CEMEX Florida’s SCL, FEC and Kendall Krome quarries. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the Army Corps of Engineers (“Corps”) in connection with the issuance of the permits. Upon appeal, on January 21, 2010, the Eleventh Circuit Court of Appeals affirmed the district court’s ruling withdrawing the federal quarry permits for the three CEMEX Florida quarries as well as other third-party federal quarry permits subject to the litigation. On January 29, 2010, the Corps completed a multi-year review commenced as a result of this litigation and issued a Record of Decision (“ROD”) supporting the issuance of new federal quarry permits for the FEC and SCL quarries. Excavation of new aggregates was stopped at the FEC and SCL quarries from January 20, 2009 until new permits were issued. The FEC permit was issued on February 3, 2010, and the SCL permit on February 18, 2010. The ROD also indicated that a number of potential environmental impacts must be addressed at the wetlands located at the Kendall Krome site before a new federal quarry permit may be issued for mining at that quarry. It is unclear how long it will take to fully address the Corps’ concerns regarding mining in the Kendall Krome wetlands. While no new aggregates will be quarried from wetland areas at Kendall Krome pending the resolution of the potential environmental issues, the FEC and SCL quarries will continue to operate. If CEMEX Florida is unable to maintain the new Lake Belt permits, CEMEX Florida would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely affect operating income from our Florida operations. As of December 31, 2017, any adverse impacts on the Florida economy arising from the cessation or significant restriction of quarrying operations in the Lake Belt area could also have a material adverse impact on our results of operations, liquidity and financial condition.

In June 2010, the EPA proposed regulating Coal Combustion Residuals (“CCRs”) generated by electric utilities and independent power producers as a hazardous or special waste under the Resource Conservation and Recovery Act. CEMEX uses CCRs as a raw material in the cement manufacturing process, as well as a supplemental cementitious material in some of our ready-mix concrete products. On December 19, 2014, the EPA issued a final rule on the regulation of CCRs (the “Final Rule”). As of December 31, 2017, we expect that the effects of the Final Rule will not have a material adverse impact on our results of operations, liquidity and financial condition.

We are subject to a number of federal and state laws and regulations addressing climate change. On the federal side, EPA has promulgated a series of regulations pertaining to emissions of GHGs from industrial sources. EPA issued the Mandatory Reporting of GHGs Rule, effective December 29, 2009, which requires certain covered sectors, including cement manufacturing, with GHG emissions above an established threshold to inventory and report their GHG emissions annually on a facility-by-facility basis. In 2010, EPA issued a final rule that establishes GHG thresholds for the New Source Review Prevention of Significant Deterioration (“PSD”) and Title V Operating Permit programs. The rule “tailors” the requirements of these CAA permitting programs to limit which facilities will be required to obtain PSD and Title V permits for GHG emissions. Cement production facilities are included within the categories of facilities required to obtain permits, provided that their GHG emissions exceed the thresholds in the tailoring rule. The PSD program requires new major sources of regulated pollutants and major modifications at existing major sources to secure pre-construction permits that establish, among other things, limits on pollutants based on Best Available Control Technology (“BACT”). According to EPA’s rules, stationary sources, such as cement manufacturing, which are already regulated under the PSD program for non-GHG pollutants, need to apply for a PSD permit for any GHG emissions increases above 75,000 tons/year of carbon dioxide equivalent (“CO2E”). Therefore, new cement plants and existing plants undergoing modification which are major sources for non-GHG pollutants regulated under the CAA need to acquire a PSD permit for construction or modification activities that increase CO2E by 75,000 or more tons/year, and would have to determine and install BACT controls for those emissions. Furthermore, any new source that emits 100,000 tons/year of CO2E or any existing source that emits 100,000 tons/year of CO2E and undergoes modifications that would increase CO2E emissions by at least 75,000 tons/year, must comply with PSD obligations. Complying with these PSD permitting requirements can involve significant costs and delay. As of December 31, 2017, the costs of future GHG-related regulation of our facilities through these efforts or others could have a material economic impact on our U.S. operations and the U.S. cement manufacturing industry, which in turn could have a material adverse impact in our results of operations, liquidity and financial condition.

With respect to state efforts to address climate change, in 2006, the State of California adopted the Global Warming Solutions Act (Assembly Bill 32 or “AB32”) setting into law a goal to reduce the State’s carbon dioxide emissions to 1990 levels by 2020. As part of the measures derived from AB32, the California Air Resources Board (“CARB”) developed a cap-and-trade program, enforced from 2013, that covers most industrial sources of greenhouse gas emissions in the State, including cement production facilities. The program involves allocating a number of allowances free of charge to covered installations, which must subsequently surrender back to the regulator a number of allowances or qualified offset credits matching their verified emissions during the compliance period. Based on the free allowances received, our Victorville cement plant has met all of its compliance obligations for the second compliance period (2015 to 2017) without a material impact on its operating costs. As of December 31, 2017, it is expected to meet all of its compliance obligations for the third compliance period (2018 to 2020) without a material impact on its operating costs. Furthermore, as of December 31, 2017, for California we are actively pursuing initiatives to substitute fossil fuels for lower carbon fuels, improve our energy efficiency and utilize renewable power in an effort to economically reduce our direct and indirect GHG emission intensities. However, even with these ongoing efforts and the expected distribution of free allowances, as of December 31, 2017 we cannot assure you that the overall costs of complying with a cap-and-trade program will not have a material impact on our operations in California or on our results of operations, liquidity and financial condition.

In 2007, CARB approved a regulation that requires California equipment owners/operators to reduce diesel particulate and nitrogen oxide emissions from in-use off-road diesel equipment and to meet progressively more restrictive emission targets. In 2008, CARB approved a similar regulation for in-use on-road diesel equipment. The emission targets requires us to retrofit our California-based equipment with diesel emission control devices or replace equipment with new engine technology in accordance with certain deadlines. As of December 31, 2017, compliance with the CARB regulations has resulted in equipment related expenses or capital investments, including overhauling engines and purchases of new equipment directly related to the CARB regulations, in excess of U.S.$32.45 million. As of December 31, 2017, we may continue to incur substantial expenditures to comply with these requirements.

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

The EU legal system also operates in a way different to federal systems. The EU legal regime is referred to as “supra-national” law. It sits “above” the legal systems of the different Member States, which retain their independence subject to tight oversight from EU institutions, especially the Court of Justice, the European Commission, and the European Parliament. As such, EU law operates (in its many fields of application, including industrial regulation) in order to “control” and authoritatively interpret the legislation and implementation of law

(EU and domestic) in those Member States. One of the key manifestations of this “supra-national control” are the inter-related doctrines of the supremacy of EU law and of conforming interpretation. Essentially, where an area of legal control in a Member State has its origin in an EU Directive, then the Member States must transpose the Directive fully and effectively into their domestic law and every organ of the Member State, including its regulators and its Courts, must interpret (and if necessary change) domestic law in order to conform with the objectives and the letter of the relevant EU Directive. This is of relevance to the cement sector since almost every aspect of its environmental regulation has its origins in EU legislation.

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

The second earlier Directive, which was applied in direct control of cement operations, was the EU Waste Incineration Directive (2000/76/EC) (“Incineration Directive”) which regulated those parts of the cement operation that used recovered waste materials as substitute fuels in cement kilns. Its aim was to prevent or limit, as far as practicable, negative effects on the environment, in particular pollution by emissions in air, soil, surface water and groundwater and the resulting risks to human health, from incineration and co-incineration plants. Cement and lime kilns as a primary or secondary source of fuel fall within the definition of “co-incineration plants.” The Incineration Directive sought to achieve its aim by setting and maintaining stringent operational conditions and technical requirements, as well as emission limit values for a range of pollutants including dust, nitrogen oxides, sulfur dioxide, hydrogen chloride, heavy metals and dioxins. Again, the essential substance of the Incineration Directive has been followed through into the IED, which repealed the Incineration Directive and the IPPC Directive.

The IED has applied to new industrial installations since January 7, 2013 and to existing industrial installations (other than large combustion plants) since January 7, 2014. Under the IED, operators of industrial installations, including cement plants, are required to obtain an integrated permit from the relevant permitting authority in the Member States. As with the IPPC Directive, permit conditions, including emission limit values, must be based on BAT and a total of 35 BREFs are being rewritten or revised for the IED. However, there is an important difference between the IPPC Directive and the IED. Under the IPPC Directive, the BREFs were considered as guidance only. This is not the case under the IED. Where BAT conclusions specify emission levels, permitting authorities are required to set emission limit values that do not exceed these levels. They may derogate from this requirement only where the costs associated with the achievement of the emission levels associated with the BAT disproportionately outweigh the environmental benefits due to the geographical location, the local environmental conditions or the technical characteristics of the installation concerned. The permitting authorities must document the reasons for the derogation from the emission limit values in the permit, including the result of the cost-benefit assessment. In April 2013, pursuant to European Commission Decision No. 2013/163/EU, the European Commission published new BAT conclusions under the IED for Production of Cement, Lime and Magnesium Oxide, together with specific emission levels. This document sets out an extensive list of technical requirements for most aspects of the cement manufacture process in the EU, with a view to prevention and minimization of all polluting emissions. It is a new requirement under the IED that permitting authorities must review and, if necessary, update permit conditions within four years of the European Commission publishing decisions on BAT conclusions for a particular activity. While as of December 31, 2017, we are not able to assess what degree of impact these requirements in the preceding sentence and in general all requirements that come into effect with regards to the IED will have on our operations, as of December 31, 2017, it is reasonable to assume that there will be an impact given the change in regulatory approach heralded by the legislation and the fact that it will be key to the permitting of the cement industry in the EU. In particular, the European Commission describes review of the BREFs as a continuing process due to ongoing technological advances and so updates may be expected. This has the potential to require our operations in Europe to be adapted to conform to the latest BAT.

As a result of a lawsuit filed by the city of Kaštela against the Ministry of Environment of the Republic of Croatia, the IPPC Permit issued on behalf of CEMEX Hrvatska d.d. (“CEMEX Croatia”) by the Ministry of Environment was revoked on July 6, 2015 by a final and non-appealable judgment of a first instance court in Split, Croatia. The judgment required the Ministry of Environment to repeat the procedure for the issuance of a new IPPC Permit. On November 23, 2015, the Ministry of Environment issued a new IPPC Permit, which has been challenged by the city of Kaštela. On January 7, 2016, CEMEX Croatia received the claim and replied to it in due time. The Ministry of Environment also replied to the claim. At a court hearing held on September 14, 2016, the litigation proceedings concluded. On November 18, 2016, the administrative court in Split, Croatia notified CEMEX Croatia that the decision regarding the IPPC Permit was annulled and the matter was remanded to the Ministry of Environment in order to repeat the procedure. On December 2, 2016, CEMEX Croatia and the Ministry of Environment filed an appeal against such judgment. As of December 31, 2017, CEMEX Croatia is awaiting the decision on the appeal. If the IPPC Permit is conclusively annulled, we do not believe that such judgment would have a material adverse impact on our results of operations, liquidity and financial condition.

In addition, in accordance with Article 21(3) of the IED, within four years of BAT conclusion publications, the competent authority is to reconsider and, if necessary, update all permit conditions and ensure that the installation complies with such permit conditions. Accordingly, on January 3, 2017, the Ministry of Environment invited CEMEX Croatia to submit relevant expert opinions in order to update the existing permit conditions and ensure compliance with permit conditions. On March 20, 2017, CEMEX Croatia submitted expert opinions to the Ministry of Environment, and, as of December 31, 2017, CEMEX Croatia had not yet been notified of the decision on the Ministry of Environment’s appeal. Should the IPPC Permit be finally annulled, we do not believe that the judgment would have a material adverse impact on our results of operations, liquidity and financial condition. In the meantime, a new permit will be issued in accordance with the IED.

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

In 2012, at the United Nations Climate Change Conference in Doha, Qatar, the Doha Amendment to the Kyoto Protocol was adopted. Certain parties, including the United Kingdom and the EU, committed to reduce GHG emissions by at least 18% below 1990 levels in the eight year period from 2013 to 2020 (“Second Commitment Period”).

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

In addition to carbon allowances, the ETS also allows the use of Kyoto Protocol units: the Emission Reduction Unit, representing a metric ton of carbon saved by a project under the JI mechanism, and the Certified Emission Reduction unit (“CERs”) under the CDM. The ETS recognizes these units as equivalent to its carbon allowances and allows them to be used by companies for compliance up to a certain limit to offset their carbon emissions in the EU. As of December 31, 2017, we have registered 19 CDM projects with a total potential to, according to our estimates, reduce approximately 2.44 million tons of CO2E emissions per year. The corresponding CERs from these projects could be used for internal purposes or sold to third parties. Croatia, as a new entrant, has a right to use only 4.5% of its verified carbon emissions in relation to other EU ETS members which have a right to use up to 11% of their free allocation of EU allowances.

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

On February 26, 2014, the European Commission adopted a Decision on national allocation allowances for the last group of Member States including Croatia, which was granted 5.56 million of free allowances. Since this time, a regularly updated allocation table showing the number of allowances that have been allocated per Member State is published on the European Commission’s website. Based on the European Commission approved NIMs that were published in the first quarter of 2014 for Phase III, we expect that the aggregate amount of allowances that will be annually allocated for free to CEMEX in Phase III of the ETS will be sufficient to operate. An important factor in providing such assurance is the European Commission Decision 2014/746/EU (which took effect on January 1, 2015) which, as mentioned, included the manufacture of cement as an industry at significant risk of carbon leakage meaning that the industry will continue to receive 100% of its benchmark allocation of allowances free of charge during Phase III. Although the European Council has indicated that the free allocation of allowances to carbon leakage sectors will continue beyond Phase III, a future decision that the cement industry should no longer be regarded as a significant risk of carbon leakage could have a material impact on our operations and our results of operations, liquidity and financial condition.

An installation can only receive its full allocation of free allowances if it is deemed to have not partially ceased under the “partial cessation rule” of the ETS. Partial cessation applies where a sub-installation which contributes at least 30% of the installation’s final annual amount of emissions allocated, or contributes to more than 50,000 allowances, reduces its activity level by at least 50% of its historic activity levels. If activity levels are reduced to between 50% and 75% of the historic activity level, the amount of free carbon allowances the sub-installation will receive will reduce by half in the following year; if activity levels are reduced by 75% to 90% compared to historic activity levels, the amount of free carbon allowances the sub-installation will receive will reduce by 75% in the following year; and if activity levels are reduced by 90% or more compared to historic activity levels, no allowances shall be allocated free of charge the following year with respect to the sub-installation concerned. This represents a change from ETS Phase II, in which the rules for partial cessation were defined by each Member State’s NAP and often did not result in any reduction in the level of free allocation, but an installation was no longer entitled to a free allocation from the following year if it had permanently ceased operating. The new rules are therefore more stringent, and to the extent that they result in our plants foregoing free carbon allowances, as of December 31, 2017, they could represent a significant loss of revenue to us, since carbon allowances are also tradable.

Despite having sold a substantial amount of allowances during Phase II of the ETS, as mentioned, we believe that the aggregate amount of allowances that will be annually allocated for free to CEMEX in Phase III of the ETS (2013 to 2020) will be sufficient to operate. This assessment stems from various factors, notably our efforts to reduce emissions per unit of clinker produced, the stream of offset credits coming from our internal portfolio of CDM projects and our expected long position in the initial years of Phase III of the ETS. We are taking measures intended to minimize our exposure to this market, while continuing to supply our products to our customers. As of December 31, 2017, it is not possible to predict with certainty at this stage how CEMEX will be affected by potential reform to the EU ETS in Phase IV. However, the European Council has indicated that the EU-wide overall cap on emission allowances will be reduced by 2.2% every year from 2021, and that benchmarks will be updated based on recent data and that a more dynamic allocation based on recent production shall replace the “historical activity level.” These modifications, which are still subject to final approval by EU institutions (as of December 31, 2017, expected during 2018), suggest that there may be fewer allowances available with respect to our operations in the future. The EU Parliament, EU Council and EU Commission (Trilogue) have reached a provisional agreement for the amendment of the ETS legislation for Phase IV of the ETS (2021 to 2030), which would become final once formally approved by the EU Parliament and the EU Council. If such provisional agreement were to be approved and incorporated into the EU ETS, as of December 31, 2017, we expect that the aggregate amount of allowances that will be annually allocated for free to CEMEX in Phase IV would not be sufficient for our operations. Therefore, CEMEX would require to purchase emission allowances at some point in time during Phase IV.

Landfills

In Great Britain, future expenditure on closed and current landfill sites has been assessed and quantified over the period in which the sites are considered to have the potential to cause environmental harm, generally consistent with the regulatory view of up to 60 years from the date of closure. The assessed expenditure relates to the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure. The costs have been quantified on a net present value basis in the amount of £131,619,244 (approximately U.S.$177.74 million as of December 31, 2017, based on an exchange rate of £0.7405 to U.S.$1.00) as of December 31, 2017, and we made an accounting provision for this amount.

Colombian Water Use Litigation

On June 5, 2010, the District of Bogotá’s Environmental Secretary (Secretaría Distrital de Ambiente de Bogotá) (the “Environmental Secretary”) issued a temporary injunction suspending all mining activities at CEMEX Colombia’s El Tunjuelo quarry, located in Bogotá, Colombia. As part of the temporary injunction, Holcim Colombia and Fundación San Antonio (local aggregates producers that also have mining activities located in the same area as the El Tunjuelo quarry) were ordered to suspend mining activities in that area. The Environmental Secretary alleged that during the past 60 years, CEMEX Colombia and the other companies illegally changed the course of the Tunjuelo River, used the percolating waters without permission and improperly used the edge of the river for mining activities. In connection with the temporary injunction, in June 2010, the Environmental Secretary initiated proceedings to impose fines against CEMEX Colombia. CEMEX Colombia has requested that the temporary injunction be revoked, arguing that its mining activities are supported by all authorizations required pursuant to the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and authorized by the Ministry of Environment and Sustainable Development (Ministerio de Ambiente y Desarrollo Sostenible). On June 11, 2010, the local authorities in Bogotá, in compliance with the Environmental Secretary’s decision, sealed off the mine to machinery and prohibited the extraction of CEMEX Colombia’s aggregates inventory. Although there is not an official quantification of the possible fine, the Environmental Secretary has publicly declared that the fine could be as much as 300 billion Colombian Pesos (approximately U.S.$100.54 million as of December 31, 2017, based on an exchange rate of 2,984.00 Colombian Pesos to U.S.$1.00). The temporary injunction does not currently compromise the production and supply of ready-mix concrete to any of our clients in Colombia. At this stage, as of December 31, 2017, we are not able to assess the likelihood of an adverse result, but if adversely resolved, it could have a material adverse impact on our results of operations, liquidity and financial condition.

Tariffs

The following is a discussion of tariffs on imported cement in the majority of our major markets.

Mexico. Mexican tariffs on imported goods vary by product and have historically been as high as 100%. Over the years, import tariffs have been substantially reduced and currently range from none at all for raw materials to over 20% for finished products. As a result of NAFTA, as of January 1, 1998, the tariff on cement imported into Mexico from the United States or Canada was eliminated. While the lack of existence or reduction in tariffs could lead to increased competition from imports in our Mexican markets, it is possible that other factors, such as that the cost of transportation incurred from most producers outside Mexico to central Mexico, traditionally the region of highest demand in Mexico, could be seen as a barrier to enter certain of the regions in Mexico in which we operate. As of December 31, 2017, we are not able to assess the outcome of negotiations between the governments of Mexico, the U.S. and Canada with respect to NAFTA or its impact, if any, on tariffs on cement imported from the United Stated or Canada into Mexico.

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

Europe. Member countries of the EU are subject to the uniform EU commercial policy. There is no tariff on cement imported into a country that is a member of the EU from another member country or on cement exported from an EU country to another member country. As of December 31, 2017, for cement imported into a member country from a non-member country, the tariff was 1.7% of the customs value. Any country with preferential treatment with the EU is subject to the same tariffs as members of the EU. Most Eastern European producers exporting cement into EU countries currently pay no tariff.

Tax Matters

Mexico. In November 2009, the Mexican Congress approved a general tax reform, effective as of January 1, 2010 (the “2010 Tax Reform”). Specifically, the 2010 Tax Reform included changes to the tax consolidation regime that required CEMEX, among others, to determine and retroactively pay taxes at a current rate on items in past years that were eliminated in consolidation or that reduced consolidated taxable income (“Additional Consolidated Taxes”). The 2010 Tax Reform required CEMEX to pay taxes on certain previously exempted intercompany dividends, certain other special tax items and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding ten-year period. The 2010 Tax Reform also increased the statutory income tax rate from 28% to 30% for the years 2010 to 2012, then lowered it to 29% for 2013 and 28% for 2014 and future years. However, in December of 2012, the Federal Revenue Law (Ley de Ingresos de la Federación), applicable in 2013, had established that the statutory income tax rate would remain at 30% in 2013, and thereafter lowered to 29% for 2014 and 28% for 2015 and future years. As per the tax reforms enacted for 2014, the statutory income tax will remain at 30%.

For the 2010 fiscal year, CEMEX was required to pay (at the new, 30% tax rate) 25% of the Additional Consolidated Taxes for the period between 1999 and 2004, with the remaining 75% payable as follows: 25% in 2011, 20% in 2012, 15% in 2013 and 15% in 2014. Additional Consolidated Taxes arising after the 2004 tax year are taken into account in the sixth fiscal year after such year and are payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15% and 15%). Applicable taxes payable as a result of this tax reform are increased by inflation adjustments as required by the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta). In connection with these changes in the tax consolidation regime in Mexico, as of December 31, 2009, we recognized a liability of approximately Ps10.5 billion (approximately U.S.$534.35 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00), of which approximately Ps8.2 billion (approximately U.S.$417.30 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00) was recognized under “Other non-current assets” in connection with the net liability recognized under the new tax law and that we expect to realize in connection with the payment of this tax liability, and approximately Ps2.2 billion (approximately U.S.$111.96 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00) was recognized against “Retained earnings” upon adoption of IFRS according to the new law, related to: (a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity, (b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V., and (c) other transactions among the companies included in the tax consolidation group that represented the transfer of resources within such group.

On June 30, 2010, CEMEX paid approximately Ps325 million (approximately U.S.$16.54 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00) of Additional Consolidated Taxes. This first payment represented 25% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004. On March 31, 2011, CEMEX made a second payment of approximately Ps506 million (approximately U.S.$25.75 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00). This second payment, together with the prior payment, represented 50% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004, and also included the first payment of 25% of the Additional Consolidated Taxes for the period that corresponds to 2005. On March 30, 2012, CEMEX paid Ps698 million (approximately U.S.$35.52 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00). This third payment, together with the two prior payments, represented 70% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004, 50% of the Additional Consolidated Taxes for the period that corresponds to 2005 and it also included the first payment of 25% of the Additional Consolidated Taxes for the period that corresponds to 2006. On March 27, 2013, CEMEX paid Ps2 billion (approximately U.S.$101.78 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00). This fourth payment, together with the three prior payments, represented 85% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004, 70% of the Additional Consolidated Taxes for the period that corresponds to 2005, 50% of the Additional Consolidated Taxes for the period that corresponds to 2006 and 25% of the Additional Consolidated Taxes for the period that corresponds to 2007. On March 31, 2014, CEMEX paid Ps2 billion (approximately U.S.$101.78 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00). This fifth payment, together with the four prior payments, represented 100% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004, 85% of the Additional Consolidated Taxes for the period that corresponds to 2005, 70% of the Additional Consolidated Taxes for the period that corresponds to 2006 and 50% of the Additional Consolidated Taxes for the period that corresponds to 2007. On March 31, 2015, CEMEX paid Ps1.5 billion (approximately U.S.$76.34 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00). This sixth payment, together with the five prior payments, represented 100% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004, 100% of the Additional Consolidated Taxes for the period that corresponds to 2005, 85% of the Additional Consolidated Taxes for the period that corresponds to 2006 and 70% of the Additional Consolidated Taxes for the period that corresponds to 2007. On March 31, 2016, CEMEX paid Ps119 million (approximately U.S.$6.06 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00). This seventh payment, together with the six prior payments, represented 100% of the Additional Consolidated Taxes for the period that includes from 1999 to 2004, 100% of the Additional Consolidated Taxes for the period that corresponds to 2005, 100% of the Additional Consolidated Taxes for the period that corresponds to 2006 and 85% of the Additional Consolidated Taxes for the period that corresponds to 2007. On March 31, 2017, CEMEX paid Ps38 million (approximately U.S.$1.93 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00). This eighth payment, together with the seven prior payments, represented 100% of the Additional Consolidated Taxes for the period from 1999 to 2004, 100% of the Additional Consolidates Taxes for the period that corresponds to 2005, 100% of the Additional Consolidated Taxes for the period that corresponds to 2006 and 100% of the Additional Consolidated Taxes for the period that corresponds to 2007. As of December 31, 2017, we have paid an aggregate amount of approximately Ps7.3 billion (approximately U.S.$371.5 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00) of Additional Consolidated Taxes.

In December 2010, pursuant to certain additional rules, the tax authorities granted the option to defer the calculation and payment of certain items included in the law in connection with the taxable amount for the difference between the sum of the equity of controlled entities for tax purposes and the equity of the consolidated entity for tax purposes. As a result, CEMEX reduced its estimated tax payable by approximately Ps2.9 billion (approximately U.S.$147.58 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00) against a credit to the income statement when the new tax enactment took place. In addition, after accounting for the following that took place in 2010: (a) cash payments, (b) income tax from subsidiaries paid to the parent company, and (c) other adjustments, the estimated tax payable for tax consolidation in Mexico amounted to approximately Ps10.1 billion (approximately U.S.$513.99 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00) as of December 31, 2010. Furthermore, after accounting for the following that took place in 2011: (a) cash payments, (b) income tax from subsidiaries paid to the parent company, and (c) other adjustments, the estimated tax payable for tax consolidation in Mexico increased to approximately Ps12.4 billion (approximately U.S.$631.04 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00) as of December 31, 2011. Additionally, after accounting for the following that took place in 2012: (a) cash payments, (b) income tax from the subsidiaries paid to the parent company, and (c) other adjustments, as of December 31, 2012, the estimated tax payable for tax consolidation in Mexico increased to approximately Ps14.5 billion (approximately U.S.$737.91 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00). Furthermore, after accounting for the following that took place in 2013: (a) cash payments, (b) income tax from subsidiaries paid to the parent company, (c) other adjustments, and (d) effects of tax deconsolidation, as of December 31, 2013, the estimated tax payable for tax consolidation in Mexico increased to approximately Ps24.8 billion (approximately U.S.$1.26 billion as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00). Additionally, after accounting for the following that took place in 2014: (a) payments, the majority of which were in cash, and (b) other adjustments, as of December 31, 2014, the estimated tax payable for tax consolidation in Mexico decreased to approximately Ps21.4 billion (approximately U.S.$1.09 billion as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00). Additionally, after accounting for the following that took place in 2015 and after giving effect to the 2016 Tax Reform (as defined below), as a result of: (a) payments made during the period, the tax payable for tax consolidation in Mexico was decreased to approximately Ps16.2 billion (approximately U.S.$824.43 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00), which after the application of (b) different tax credits, and (c) assets for tax loss carryforwards worth, before discount, approximately Ps11.9 billion (approximately U.S.$605.60 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00), as of December 31, 2015, the estimated tax payable for tax consolidation in Mexico further decreased to approximately Ps3.9 billion (approximately U.S.$198.47 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00). Additionally, after accounting for the following that took place in 2016: (a) cash payments, and (b) other adjustments, as of December 31, 2016, the estimated tax payable for tax consolidation in Mexico decreased to approximately Ps3.2 billion (approximately U.S.$162.85 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00). Additionally, after accounting for the following that took place in 2017: (a) cash payments and (b) other adjustments, as of December 31, 2017, the estimated tax payable for tax consolidation in Mexico decreased to approximately Ps2.5 billion (approximately U.S.$127.23 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00).

In addition, as a result of the enactment of the new Income Tax Law (Ley del Impuesto Sobre la Renta) in Mexico approved in December 2013 and effective beginning January 1, 2014 (the “2014 Tax Reform”), the statutory income tax rate for 2014 and beyond will remain at 30%, and the tax consolidation regime that was in effect up until December 31, 2013, was replaced prospectively by a new integration regime, to which CEMEX will not apply. In consequence, as of 2014, each company in Mexico will determine its income taxes based solely on its individual results, and a period of up to ten years has been established for the settlement of the liability for income taxes related to the tax consolidation regime accrued until December 31, 2013 (“Deconsolidation Taxes”).

On April 30, 2014, CEMEX paid Ps2.3 billion (approximately U.S.$117.05 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00). From this amount, Ps987 million (approximately U.S.$50.23 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00) were paid in cash and Ps1.3 billion (approximately U.S.$66.16 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00) were paid through the application of a tax credit, which represented approximately 25% of the Deconsolidation Taxes for the period that corresponded to the 2008 tax year. On April 30, 2015, CEMEX paid Ps3.7 billion (approximately U.S.$188.30 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00). From this amount, Ps2.3 billion (approximately U.S.$117.05 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00) were paid in cash and Ps1.4 billion (approximately U.S.$71.25 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00) were paid through the application of a tax credit. This second payment, together with the first payment, represented 50% of the Deconsolidation Taxes for the period that corresponds to the 2008 tax year and 25% of the Deconsolidation Taxes for the period that corresponds to the 2009 tax year. On April 29, 2016, CEMEX paid Ps728 million (approximately U.S.$37.05 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00). This third payment, together with the two prior payments, represented 70% of the Deconsolidation Taxes for the period that corresponds to the 2008 tax year, 50% of the Deconsolidation Taxes for the period that corresponds to the 2009 tax year and 25% of the Deconsolidation Taxes for the period that corresponds to the 2010 tax year. On April 28, 2017, CEMEX paid Ps924 million (approximately U.S.$47.02 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00). This fourth payment, together with the three prior payments, represented 85% of the Deconsolidation Taxes for the period that corresponds to the 2008 tax year, 70% of the Deconsolidation Taxes for the period that corresponds to the 2009 tax year, 50% of the Deconsolidation Taxes for the period that corresponds to the 2010 tax year and 25% of the Deconsolidation Taxes for the period that corresponds to the 2011 tax year.

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

As of December 31, 2017, taking into account the effects of the 2016 Tax Reform, our estimated payment schedule of Deconsolidation Taxes (which includes the Additional Consolidated Taxes) is as follows: approximately Ps958 million (approximately U.S.$48.75 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00) in 2018; approximately Ps562 million (approximately U.S.$28.60 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00) in 2019; and approximately Ps936 million (approximately U.S.$47.63 million as of December 31, 2017, based on an exchange rate of Ps19.65 to U.S.$1.00) in 2020 and thereafter.

United States. As of December 31, 2017, the Internal Revenue Service (“IRS”) concluded its audits for the years 2014 and 2015. The final findings did not alter the originally filed CEMEX returns, which had no reserves set aside for any potential tax issues. On May 18, 2016 and August 9, 2017, the IRS commenced its audits of the 2016 and 2017 tax years, respectively, under the Compliance Assurance Process. We have not identified any material audit issues and, as such, no reserves are recorded for either the 2016 or the 2017 audits in our financial statements.

Colombia. On April 1, 2011, the Colombian Tax Authority notified CEMEX Colombia of a proceeding notice in which the Colombian Tax Authority rejected certain deductions taken by CEMEX Colombia in its 2009 year-end tax return. The Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately 90 billion Colombian Pesos (approximately U.S.$30.16 million as of December 31, 2017, based on an exchange rate of 2,984.00 Colombian Pesos to U.S.$1.00) and imposed a penalty in the amount of approximately 144 billion Colombian Pesos (approximately U.S.$48.26 million as of December 31, 2017, based on an exchange rate of 2,984.00 Colombian Pesos to U.S.$1.00). The Colombian Tax Authority argues that certain expenses are not deductible for fiscal purposes because they are not linked to direct revenues recorded in the same fiscal year, without taking into consideration that future revenue will be taxed with income tax in Colombia. CEMEX Colombia responded to the proceeding notice on June 25, 2011. On December 15, 2011, the Colombian Tax Authority issued its final determination, which confirmed the information in the special proceeding. CEMEX Colombia appealed the final determination on February 15, 2012. On January 17, 2013, the Colombian Tax Authority notified CEMEX Colombia of the resolution confirming the official liquidation. CEMEX Colombia appealed the final determination on May 10, 2013 which was admitted on June 21, 2013. On July 3, 2013, the appeal was notified to the Colombian Tax Authority, and hearings took place on February 18, 2014 and March 11, 2014. An adverse resolution to the appeal was notified to CEMEX Colombia on July 14, 2014 and on July 22, 2014, CEMEX Colombia filed an appeal before the Colombian Consejo de Estado against such adverse resolution. If the appeal before the Colombian Consejo de Estado is adversely resolved, in addition to any amounts to be paid in confirmation of the official liquidation, CEMEX Colombia would, as of the payment date, be required to pay interest on the amounts that would be declared due as of the dates they would have had to be paid. At this stage of the proceeding, as of December 31, 2017, we are not able to assess the likelihood of an adverse result in this special proceeding, but if adversely resolved, we do not expect it would have a material adverse impact on our results of operations, liquidity and financial condition.

Spain. On July 7, 2011, the tax authorities in Spain notified CEMEX España of a tax audit process in Spain covering the tax years from and including 2006 to 2009. The tax authorities in Spain have challenged part of the tax losses reported by CEMEX España for such years. CEMEX España has been formally notified of fines in the aggregate amount of approximately €456 million (approximately U.S.$547.34 million as of December 31, 2017, based on an exchange rate of €0.8331 to U.S.$1.00) resulting from the July 7, 2011 tax audit process in Spain.

The laws of Spain provide a number of appeals that can be filed against such fines without CEMEX España having to make any payment until such appeals are finally resolved. On April 22, 2014, CEMEX España filed appeals against such fines before the Tribunal Economico Administrativo Central (“TEAC”) of the Spanish Tax Authorities. On September 20, 2017, CEMEX España was notified by the TEAC about an adverse resolution to such appeals. CEMEX España filed a recourse against such resolution on November 6, 2017 before the National Court (Audiencia Nacional) and applied for the suspension of the payment of the fines. On November 29, 2017, the National Court (Audiencia Nacional) notified Cemex España of the admission of the recourse filed on November 6, 2017 and requested the TEAC to send the full administrative file to Cemex España. At this stage, as of December 31, 2017, we are not able to assess the likelihood of an adverse result in general nor as it relates to the request to suspend payment while recourses are being processed. However, a final adverse resolution of this matter could have a material adverse impact on our results of operations, liquidity and financial condition.

Egypt. On February 9, 2014, ACC was notified of the decision of the Egyptian Ministry of Finance’s Appeals Committee (the “Appeals Committee”) pursuant to which ACC has been required to pay a development levy on clay (the “Levy on Clay”) applied to the Egyptian cement industry in the amount of: (i) approximately 322 million Egyptian Pounds (approximately U.S.$18.16 million as of December 31, 2017, based on an exchange rate of Egyptian Pounds 17.7308 to U.S.$1.00) for the period from May 5, 2008 to August 31, 2011; and (ii) approximately 50,235 Egyptian Pounds (approximately U.S.$2,833.21 as of December 31, 2017, based on an exchange rate of Egyptian Pounds 17.7308 to U.S.$1.00) for the period from September 1, 2011 to November 30, 2011. On March 10, 2014, ACC filed a claim before the North Cairo Court requesting the nullification of the Appeals Committee’s decision and requesting that the North Cairo Court rule that the Egyptian tax authority is not entitled to require payment of the aforementioned amounts. In parallel, ACC has filed a request before the Ministerial Committee for Resolution of Investment Disputes (the “Ministerial Committee”) claiming non-entitlement of the Egyptian tax authority to the Levy on Clay used in the production of cement from the date of enforceability of Law No. 114/2008 up until issuance of Law No. 73/2010, and from cement produced using imported clinker. On September 28, 2015, ACC was notified by the Egyptian Cabinet that on September 2, 2015, it ratified an August 10, 2015 decision by the Ministerial Committee (the “Ministerial Committee’s Decision”) pursuant to which the Egyptian tax authority is instructed to cease claiming payment of the Levy on Clay from ACC. The Ministerial Committee’s Decision applies to the years from 2008 up to the issuance date of Law No. 73/2010. It was further decided that the Levy on Clay should not be imposed on imported clinker. At this stage, as of December 31, 2017, the Ministerial Committee’s Decision strongly supports ACC’s position in this dispute, given the fact that the Ministerial Committee’s Decision is legally binding on the Egyptian tax authority. The Ministerial Committee’s Decision was submitted to the Egyptian tax authority and, accordingly, the Egyptian tax authority issued a settlement memorandum (the “Settlement Memorandum”), whereby it confirmed and recognized the Ministerial Committee’s Decision. Furthermore, in application of the Settlement Memorandum and the Ministerial Committee’s Decision, the Egyptian tax authority issued a new claim to ACC for an adjusted amount of 55,586 Egyptian Pounds (approximately U.S.$3,135.00 as of December 31, 2017, based on an exchange rate of Egyptian Pounds 17.7308 to U.S.$1.00). On a March 7, 2016 session of the North Cairo Court, ACC submitted the Settlement Memorandum and the Ministerial Committee’s Decision. At a May 28, 2016 session before the North Cairo Court, the expert’s office appointed to review the case file submitted its report that confirmed and recognized the Ministerial Committee’s Decision and at this session this case was reviewed jointly with the Egyptian tax authority case which was filed to challenge ACC’s right to cancel the Levy on Clay. The North Cairo Court adjourned the jointly reviewed cases to June 25, 2016. These cases were thereafter re-adjourned to July 30, 2016 for submission of documents by the attorney for the State pertaining to the settlement of the dispute with ACC. At the session of July 30, 2016, the two cases were adjourned first to September 19, 2016, and afterwards to October 10, 2016 and December 27, 2016 for the foregoing reason. On December 27, 2016, the North Cairo Court ruled for referring the two jointly reviewed cases to the Cairo Administrative Judiciary Court for the former’s lack of jurisdiction to review the same. A session has been scheduled to be held before the Cairo Administrative Judiciary Court on February 5, 2018 in order to review the two referred cases. We do not expect that such referral will prejudice ACC’s favorable legal position in this dispute. As of December 31, 2017, we do not expect our operations, liquidity and financial condition to suffer a material adverse impact because of this matter.

Other Legal Proceedings

Colombian Construction Claims. On August 5, 2005, the Urban Development Institute (Instituto de Desarrollo Urbano) (“UDI”), and an individual filed a lawsuit in the Fourth Anti-Corruption Court of Bogotá (Fiscalía Cuarta Anticorrupción de Bogotá) against a subsidiary of CEMEX Colombia claiming that it was liable, along with the other members of the Asociación Colombiana de Productores de Concreto (“ASOCRETO”), an association formed by the ready-mix concrete producers in Colombia, for the premature distress of the concrete slabs of the Autopista Norte trunk line of the TransMilenio bus rapid transit system of Bogotá in which ready-mix concrete and flowable fill supplied by CEMEX Colombia and other ASOCRETO members was used. The plaintiffs alleged that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs were seeking the repair of the concrete slabs in a manner which guarantees their service during the 20-year period for which they were originally designed, and estimate that the cost of such repair could have been approximately 100 billion Colombian Pesos (approximately U.S.$33.51 million as of December 31, 2017, based on an exchange rate of 2,984.00 Colombian Pesos to U.S.$1.00). The lawsuit was filed within the context of a criminal investigation against a former director and two officers of the UDI, the contractor, the inspector and two ASOCRETO officers. On January 21, 2008, a court issued an order, sequestering the El Tunjuelo quarry, as security for payment of a possible future money judgment against CEMEX Colombia. The court determined that in order to lift this attachment and prevent further attachments, CEMEX Colombia was required to deposit 337.8 billion Colombian Pesos (approximately U.S.$113.20 million as of December 31, 2017, based on an exchange rate of 2,984.00 Colombian Pesos to U.S.$1.00) in cash instead of posting an insurance policy to secure such recovery. CEMEX Colombia appealed this decision and the Superior Court of Bogotá (Tribunal Superior de Bogotá) allowed CEMEX to present an insurance policy in the amount of 20 billion Colombian Pesos (approximately U.S.$6.70 million as of December 31, 2017, based on an exchange rate of 2,984.00 Colombian Pesos to U.S.$1.00). CEMEX gave the aforementioned security and, on July 27, 2009, the court lifted the attachment on the quarry.

On October 10, 2012 the court issued a first instance judgment pursuant to which the accusation made against the ASOCRETO officers was nullified. The judgment also convicted a former UDI director, the contractor’s legal representatives and the inspector to a prison term of 85 months and a fine of 32 million Colombian Pesos (approximately U.S.$10,723.86 as of December 31, 2017, based on an exchange rate of 2,984.00 Colombian Pesos to U.S.$1.00). As a consequence of the nullification, the judge ordered a restart of the proceeding against the ASOCRETO officers. The UDI and other parties to the legal proceeding appealed the first instance judgment and on August 30, 2013 the Superior Court of Bogotá resolved to reduce the prison term imposed to the former UDI director and the UDI officers to 60 months and imposed a fine equivalent to 8.8 million Colombian Pesos (approximately U.S.$2,949.06 as of December 31, 2017, based on an exchange rate of 2,984.00 Colombian Pesos to U.S.$1.00). Additionally, the UDI officers were sentenced to severally pay the amount of 108,000 million Colombian Pesos (approximately U.S.$36.19 million as of December 31, 2017, based on an exchange rate of 2,984.00 Colombian Pesos to U.S.$1.00) for the purported damages in the concrete slabs of the TransMilenio bus rapid transit system. Additionally, the Superior Court of Bogotá overturned the penalty imposed to the contractor’s legal representatives and inspector because the criminal action against them was time barred. Furthermore, the Superior Court of Bogotá revoked the annulment in favor of the ASOCRETO officers and ordered the first instance judge to render a judgment regarding the ASOCRETO officers’ liability or lack thereof. On June 25, 2014, the Supreme Court of Colombia’s Penal Cassation Chamber (Sala de Casación Penal

de la Corte Suprema de Justicia de Colombia) dismissed the cassation claim filed by the former UDI director and the UDI officers against the Superior Court of Bogotá’s judgment. Dismissal of the cassation claim has no effect on CEMEX Colombia’s or the ASOCRETO officers’ interests in these proceedings. On January 21, 2015, the Penal Circuit Court of Bogotá issued a resolution agreeing with the arguments presented by CEMEX Colombia regarding the application of the statute of limitations to the criminal investigation against the ASOCRETO officers and acknowledging that the ASOCRETO officers were not public officers, and as a consequence, finalizing the process against the ASOCRETO officers and the civil responsibility claim against CEMEX Colombia. On July 28, 2015, the Superior Court of Bogotá (Tribunal Superior de Bogotá) upheld this resolution and as such the action brought against CEMEX Colombia for the premature distress of the concrete slabs of the Autopista Norte trunk line has ended. In addition, six legal actions related to the premature distress of the concrete slabs of the Autopista Norte trunk line of the TransMilenio bus rapid transit system were brought against CEMEX Colombia. The Cundinamarca Administrative Court (Tribunal Administrativo de Cundinamarca) nullified five of these actions and, as of December 31, 2017, only one remains outstanding. In addition, the UDI filed another action alleging that CEMEX Colombia made misleading advertisements on the characteristics of the flowable fill used in the construction of the concrete slabs. CEMEX Colombia participated in this project solely and exclusively as supplier of the ready-mix concrete and flowable fill, which were delivered and received to the satisfaction of the contractor, complying with all the required technical specifications. CEMEX Colombia neither participated in nor had any responsibility on the design, sourcing of materials or their corresponding technical specifications or construction. On May 24, 2016, the Civil Court of Bogota settled the action filed by the UDI against CEMEX Colombia. The court accepts the arguments in defense of CEMEX Colombia, ruling that the flowable fill is not what caused the damage to the slabs and that the damages were caused by design changes when executing the road without consulting the original designer and the lack of drains. The UDI filed an appeal against the court’s ruling. On December 7, 2016, the Superior Court of Bogota (Tribunal Superior de Bogotá) upheld the Civil Court of Bogota’s decision. At this stage of the proceedings, as of December 31, 2017, we are not able to assess the likelihood of an adverse result regarding the remaining pending action filed before the Cundinamarca Administrative Court, but if adversely resolved, we do not expect that it will have a material adverse impact on our results of operations, liquidity and financial condition.

Croatian Concession Litigation. After an extended consultation period, in April 2006, the cities of Kaštela and Solin in Croatia published their respective Master (physical) Plans defining the development zones within their respective municipalities, adversely impacting the mining concession granted to CEMEX Croatia by the Government of Croatia in September 2005. During the consultation period, CEMEX Croatia submitted comments and suggestions to the Master Plans intended to protect and preserve the rights of CEMEX Croatia’s mining concession, but these were not taken into account or incorporated into the Master Plans by Kaštela and Solin. Immediately after publication of the Master Plans, CEMEX Croatia filed a series of lawsuits and legal actions before the local and federal courts to protect its acquired rights under the mining concessions, including: (i) on May 17, 2006, a constitutional appeal before the constitutional court in Zagreb, seeking a declaration by the court concerning CEMEX Croatia’s constitutional claim for decrease and obstruction of rights earned by investment and seeking prohibition of implementation of the Master Plans; and (ii) on May 17, 2006, an administrative proceeding before an administrative court seeking a declaration from the Government of Croatia confirming that CEMEX Croatia acquired rights under the mining concessions. The administrative court subsequently ruled in favor of CEMEX Croatia, validating the legality of the mining concession granted to CEMEX Croatia by the Government of Croatia, in September 2005. On June 15, 2012, we were notified that the case had been transferred from the constitutional court to the administrative court as a result of a new law that places the administrative courts in charge of disputes relating to environmental planning. In February 2014, the administrative court requested CEMEX Croatia to declare if it was still interested in proceeding with the concession litigation and if so, to provide additional clarification and documentation to support such claims. On March 3, 2014, CEMEX Croatia submitted the clarification and required documentation and on April 4, 2014, CEMEX Croatia was notified that the administrative court rejected its claims and found that its acquired rights or interests under the mining concessions had not been violated as a result of any act or decision made by the cities of Solin or Kaštela or any other governmental body. On April 29, 2014, CEMEX Croatia filed two claims before the Constitutional Court of the Republic of Croatia alleging that CEMEX Croatia’s constitutional rights to a fair trial and judicial protection had been violated. On August 1, 2014, CEMEX Croatia also filed an application before the European Court of Human Rights alleging that CEMEX Croatia’s constitutional rights to a fair trial, property rights, concession rights and investment had been violated due to irregularities in a general act, which has been denied. The European Court of Human Rights found the application to be inadmissible pursuant to articles 34 and 35 of the Convention for the Protection of Human Rights and Fundamental Freedoms, meaning that CEMEX Croatia did not exhaust all its domestic legal remedies, thus stipulating the Constitutional Court of the Republic of Croatia’s jurisdiction in this matter. On February 6, 2015, the decision of the European Court of Human Rights was sent to the Constitutional Court of the Republic of Croatia. The Constitutional Court of the Republic of Croatia granted the claim, annulled the decision of the administrative court and remanded the case to the administrative court for a new trial. On June 9, 2017, the administrative court issued a decision rejecting CEMEX Croatia’s request. CEMEX will not file an appeal, thus the administrative court’s decision is final. However, as of December 31, 2017, we do not believe that an administrative court’s decision adverse to CEMEX Croatia would have a material adverse impact on our results of operations, liquidity and financial condition. During May 2015, CEMEX Croatia obtained a new location permit from the Croatian Ministry of Construction and Physical Planning for CEMEX Croatia’s Sveti Juraj-Sveti Kajo quarry. On August 2, 2016, CEMEX Croatia obtained a decision pursuant to which a right of way was granted on land owned by the Republic of Croatia and located in Sveti Juraj-Sveti Kajo quarry. The period of such right of way will be compatible with the location permit previously granted. Such decision is one of the prerequisites for obtaining a new mining concession. As of December 31, 2017, in order to alleviate the adverse impact of the Master Plans, CEMEX Croatia is in the process of negotiating and preparing all documentation necessary to comply with applicable rules and regulations in order to obtain a new mining concession.

Israeli Class Action Litigation. On June 21, 2012, one of our subsidiaries in Israel was notified about an application for the approval of a class action suit against it. The application was filed by a homeowner who built his house with concrete supplied by our Israeli subsidiary in October 2010 (a same application was filed against three other companies by the same legal representative). According to the application, the plaintiff claims that the concrete supplied to him did not meet with the “Israel Standard for Concrete Strength No. 118” and that, as a result, our Israeli subsidiary acted unlawfully toward all of its customers who requested a specific type of concrete but that received concrete that did not comply with Israeli standard requirements. As per the application, the plaintiff claims that the supply of the alleged non-conforming concrete has caused financial and non-financial damages to those customers, including the plaintiff. We presume that the class action would represent the claim of all the clients who purchased the alleged non-conforming concrete from our Israeli subsidiary during the past seven years, the limitation period according to applicable laws in Israel. The damages that could be sought amount to approximately 276 million Israeli Shekels (approximately U.S.$79.6 million as of December 31, 2017, based on an exchange rate of 3.467 Israeli Shekels to U.S.$1.00). Our Israeli subsidiary submitted a formal response to the corresponding court. Both parties presented their preliminary arguments. In a hearing held on December 20, 2015, the preliminary proceeding was completed and the court set dates for hearing evidence on May 8, 10 and 16, 2016. In addition, the court decided to join together all claims against all four companies, including our subsidiary in Israel, in order to simplify and shorten court proceedings, however, it should be mentioned that the court had not formally decided to join together all claims. On the hearing dates, the applicants in all four claims presented evidence, including expert testimony. The evidentiary hearing has not been completed as of December 31, 2017. The court had set October 25, 2017 as the date to hear evidence on behalf of two other companies, but this hearing will be rescheduled to a new date by the court. As of December 31, 2017, our subsidiary in Israel is not able to assess the likelihood of the class action application being approved or, if approved, of an adverse result, such as an award for damages in the full amount that could be sought, but if adversely resolved, we do not believe the final resolutions would have a material adverse impact on our results of operations, liquidity and financial condition.

Egypt Share Purchase Agreement. On April 7, 2011 and March 6, 2012, lawsuits seeking, among other things, the annulment of the share purchase agreement entered into by and between CEMEX and state-owned Metallurgical Industries Company (the “Holding Company”) in November 1999 pursuant to which CEMEX acquired a controlling interest in ACC (the “Share Purchase Agreement”), were filed by different plaintiffs, including 25 former employees of ACC, before the 7th and 8th Circuits of Cairo’s State Council Administrative Judiciary Court, respectively. Hearings in both cases were adjourned in order for the State Commissioner Authority (“SCA”) to prepare the corresponding reports to be submitted for the consideration of the 7th and 8th Circuits of Cairo’s State Council Administrative Judiciary Court. During March 2015, the SCA submitted the relevant reports recommending, in both cases, that the 7th and 8th Circuits of Cairo’s State Council Administrative Judiciary Court stays the proceedings until the High Constitutional Court pronounces itself with regards to the challenges against the constitutionality of the Presidential Decree on Law No. 32 of 2014 (“Law 32/2014”). A hearing was held on October 13, 2015 before the 8th Circuit of Cairo’s State Council Administrative Judiciary Court in which the SCA’s report was reviewed and the case was adjourned to January 26, 2016 for passing judgment. At the session held on January 26, 2016, the 8th Circuit of Cairo’s State Council Administrative Judiciary Court issued a judgment ruling for the dismissal of this case considering the plaintiff’s lack of standing. The legal prescription period for the plaintiff to challenge the judgment before the High Administrative Court of 60 calendar days from the date of issuance of the judgment has expired without the plaintiff filing a judgment. Accordingly, the January 26, 2016 judgment issued by the 8th Circuit of Cairo’s State Council Administrative Judiciary Court is final and definitive. At a session held on September 3, 2015, the 7th Circuit of Cairo’s State Council Administrative Judiciary Court accepted the SCA’s report recommendation and ruled for staying the proceedings until the High Constitutional Court pronounces itself with regards to the challenges against the constitutionality of Law 32/2014. As of December 31, 2017, we are not able to assess the likelihood of an adverse resolution regarding this lawsuit filed before the 7th Circuit of Cairo’s State Council Administrative Judiciary Court, but if adversely resolved, we do not believe the resolution in the first instance would have an immediate material adverse impact on our results of operations, liquidity and financial condition as there are different legal recourses that we could take. However, if we exhaust all legal recourses available to us, a final adverse resolution of this matter could have a material adverse impact on our operations, liquidity and financial condition.

Regarding a different lawsuit submitted to a First Instance Court in Assiut, Egypt and notified to ACC on May 23, 2011, on September 13, 2012, the first instance court of Assiut, Egypt issued a judgment (the “First Instance Judgment”) to (i) annul the Share Purchase Agreement; and (ii) reinstate former employees to their former jobs at ACC. The First Instance Judgment was notified to ACC on September 19, 2012. On October 18, 2012, ACC filed an appeal against the First Instance Judgment, which was followed by the Holding Company’s appeal filed on October 20, 2012 before the Appeal Court in Assiut, Egypt (the “Appeal Court”). At a November 17, 2013 hearing, the Appeal Court decided to join the appeals filed by ACC and the Holding Company and adjourned the session to January 20, 2014 to render judgment. On January 20, 2014, the Appeal Court issued a judgment (the “Appeal Judgment”) accepting both appeals, revoking the First Instance Judgment, ruling for non-qualitative jurisdiction of the first instance court to review the case and referred the matter to the administrative court in Assiut, Egypt (the “Assiut Administrative Court”) for a hearing to be held on March 16, 2014. This hearing was subsequently rescheduled to May 17, 2014 and ultimately was not held because the case file had not been completed on time in order for it to be referred to the Assiut Administrative Court. The SCA submitted a report recommending that the Assiut Administrative Court declare itself incompetent to review this case and to refer it to the Assiut Administrative Judiciary Court (the “Assiut Administrative Judiciary Court”). The Assiut Administrative Court scheduled a new hearing for October 11, 2014 to review the case. On October 15, 2014, the Assiut Administrative Court ruled for its non-jurisdiction to review the case and referred the case to the Assiut Administrative Judiciary Court. On December 11, 2014, ACC filed an appeal against the Assiut Administrative Court ruling requesting that its enforcement be suspended until a judgment is issued on the appeal filed before the Cassation Court on March 12, 2014 (the “Appeal”). On February 10, 2015 and March 17, 2015, hearings were held before the Assiut Administrative Judiciary Court’s SCA in which the SCA decided to adjourn in order to prepare the corresponding report to be submitted for the consideration of the Assiut Administrative Judiciary Court. On October 2015, the SCA issued a report recommending mainly that due to the absence of geographical jurisdiction to review the case, it should be referred to the 7th Circuit of “Economic and Investment Disputes” of Cairo’s State Council Administrative Judiciary Court. The Assiut Administrative Judiciary Court held a hearing for the case on February 24, 2016, in which it decided to refer the case to the First

Circuit (formerly 7th Circuit) of “Economic and Investment Disputes” of Cairo’s State Council Administrative Judiciary Court. Cairo’s State Council Administrative Judiciary Court held a hearing on March 28, 2017 to notify the parties of the procedures, whereupon the court adjourned the hearing until June 13, 2017 in order for the parties to submit their memoranda. On June 13, 2017, the Assiut Administrative Judiciary Court decided to refer the case back to SCA to prepare and submit a complementary report on the merits. As of December 31, 2017, the SCA is expected to notify ACC with a new hearing date before the SCA if it deems necessary, or after the SCA finishes the preparation of the complementary report a new hearing will be scheduled before Cairo’s State Council Administrative Judiciary Court. In a session held on February 11, 2016 in order to review the Appeal, the Assiut Administrative Judiciary Court decided to refer the case to the First Circuit of Cairo’s State Council Administrative Judiciary Court, which in turn decided to refer the Appeal to the Assiut Administrative Judiciary Court. On November 9, 2016, the Assiut Administrative Judiciary Court held a session in order to review the referred Appeal, and adjourned the Appeal to February 8, 2017. On February 8, 2017, the court adjourned the hearing until June 14, 2017 in order for the parties to submit their final memoranda. On June 14, 2017, the court postponed the case to a hearing until November 23, 2017 in order for the parties to review the submitted documents. At the hearing held on November 23, 2017, the Assiut Administrative Judiciary Court referred the Appeal to the Commissioner’s Division for the Commissioner to render the corresponding opinion. As of December 31, 2017, we are not able to assess the likelihood of an adverse resolution regarding this lawsuit filed before the First Circuit of Cairo’s State Council Administrative Judiciary Court, but if adversely resolved, we do not believe the resolution in the first instance would have an immediate material adverse impact on our results of operations, liquidity and financial condition as there are different legal recourses that we would be able to explore. However, if we exhaust all legal recourses available to us, a final adverse resolution of this matter could have a material adverse impact on our operations, liquidity and financial condition.

On March 12, 2014, ACC filed a challenge before the Cassation Court against the part of the Appeal Judgment that refers to the referral of the case to the Assiut Administrative Court and payment of the appeal expenses and attorney fees, and requested a suspension of the Appeal Judgment execution with respect to these matters until the Cassation Court renders its judgment (the “Challenge”). A hearing was held on April 12, 2016 in order to review the Challenge’s summary request only, which requested the Cassation Court to stay the execution of part of the Appeal Judgment regarding the referral of the case to the Assiut Administrative Court and payment of the appeal expenses and attorney fees. At this hearing the Cassation Court rejected the summary request. As of December 31, 2017, ACC has not been notified of a session before the Cassation Court in order to review the subject matter of the Challenge. As of December 31, 2017, we are not able to assess the likelihood of an adverse resolution regarding the Challenge, but if adversely resolved, we do not believe the resolution would have an immediate material adverse impact on our results of operations, liquidity and financial condition as there are different recourses that we could take. However, if we exhaust all legal recourses available to us, a final adverse resolution of this matter could have a material adverse impact on our operations, liquidity and financial condition.

Also, on February 23, 2014, three plaintiffs filed a lawsuit before the Assiut Administrative Judiciary Court requesting the cancelation of the resolutions taken by the Holding Company’s shareholders during the extraordinary general shareholders meeting pursuant to which it was agreed to sell ACC’s shares and enter into the Share Purchase Agreement in 1999. A hearing held on May 17, 2014 was adjourned in order for the SCA to prepare a report to be submitted for the consideration of the Assiut Administrative Judiciary Court. On September 4, 2014, ACC received the report issued by the SCA which is non-binding to the Assiut Administrative Judiciary Court. On December 11, 2014, the Assiut Administrative Judiciary Court resolved to refer the case to the 7th Circuit of Cairo’s State Council Administrative Judiciary Court. The 7th Circuit of Cairo’s State Council Administrative Judiciary Court decided to adjourn to July 25, 2015 in order to review the parties’ pleadings. On this hearing held on July 25, 2015, the 7th Circuit of Cairo’s State Council Administrative Judiciary Court adjourned the case to September 3, 2015 for passing judgment. At the session held on September 3, 2015, the 7th Circuit of Cairo’s State Council Administrative Judiciary Court ruled for staying the proceedings until the High Constitutional Court pronounces itself with regards to the challenges against the constitutionality of Law No.32/2014. As of December 31, 2017, we do not have sufficient information to assess the likelihood of the 7th Circuit of Cairo’s State Council Administrative Judiciary Court cancelling the resolutions adopted by the Holding Company’s shareholders, or, if such shareholders’ resolutions are cancelled, how would such cancelation affect us, but if adversely resolved, we do not believe the resolution in this first instance would have an immediate material adverse impact on our results of operations, liquidity and financial condition as there are different legal recourses that we could take. However, if we exhaust all legal recourses available to us, a final adverse resolution of this matter could have a material adverse impact on our operations, liquidity and financial condition.

On April 22, 2014, Law 32/2014, which regulates legal actions to challenge agreements entered into by the Egyptian State (including its ministries, departments, special budget entities, local administrative units, authorities and state-participated companies) and third parties, was published in the Official Gazette, becoming effective as of April 23, 2014, but subject to its presentation, discussion and approval by the House of Representatives 15 days after it holds its first session. As per the provisions of Law 32/2014, and considering certain exceptions, only the parties to these agreements have standing to challenge the validity of an agreement. During October and November 2015, parliamentary elections to the House of Representatives took place and the elected House of Representatives started to hold its sessions on January 10, 2016, as expected, and Law 32/2014 was discussed and ratified on January 20, 2016, as legally required. As of December 31, 2017, a constitutional challenge has been filed by a third party against Law 32/2014 before the High Constitutional Court. The High Constitutional Court has scheduled a hearing for May 6, 2017 to proceed with the constitutional challenge that was filed against Law 32/2014 after the SCA had submitted its report with respect to the case. On May 6, 2017, the court decided to refer the case back to SCA to prepare and submit a complementary report on the merits. The SCA, if it deems it necessary, may schedule a hearing for reviewing the case before the SCA. After the SCA finishes the preparation of the complementary report, a new hearing will be scheduled before the High Constitutional Court. As of December 31, 2017, we are not able to assess if the High Constitutional Court will dismiss Law 32/2014, but if the High Constitutional Court dismisses Law 32/2014, this could adversely impact the ongoing matters regarding the Share Purchase Agreement, which could have a material adverse impact on our operations, liquidity and financial condition.

South Louisiana Flood Protection Authority-East Claim. On July 24, 2013 a Petition for Damages and Injunctive Relief was filed by the South Louisiana Flood Protection Authority-East (“SLFPAE”) in the Civil District Court for the Parish of Orleans, State of Louisiana, against approximately 100 defendants, including CEMEX, Inc. SLFPAE is seeking compensation for and the restoration of certain coastal lands near New Orleans alleged to have been damaged by activities related to oil and gas exploration and production since the early 1900s. CEMEX, Inc., which was previously named Southdown, Inc., may have acquired liabilities, to the extent there may be any, in connection with oil and gas operations that were divested in the late 1980s. The matter was removed to the United States District Court for the Eastern District of Louisiana (the “Louisiana District Court”) and a motion by the Plaintiffs to remand to State Court was denied. In addition, on June 6, 2014, Louisiana Senate Bill No. 469 was enacted into Act No. 544 (“Act 544”) which prohibits certain state or local governmental entities such as the SLFPAE from initiating certain causes of action including the claims asserted in this matter. The effect of Act 544 on the pending matter has yet to be determined by the Louisiana District Court. Further, CEMEX, Inc. was dismissed without prejudice by the plaintiffs. On February 13, 2015, the Louisiana District Court dismissed the plaintiffs’ claims with prejudice. On February 27, 2015, the plaintiffs appealed this ruling. This ruling has been affirmed by the United States Court of Appeals for the Fifth Circuit, finalizing the process. As a result, there is no outstanding civil responsibility claim against CEMEX, Inc. As of December 31, 2017, we do not expect our operations, liquidity or financial condition to suffer a material adverse impact because of this matter.

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

Assuming that CEMEX Colombia conducted itself in good faith, and taking into account that its investments in the Maceo Project were incurred with the consent of the SAE and CI Calizas under the Lease Agreement and the accompanying mandate, we believe the value of such investments is protected by Colombian law. Colombian law provides that, if a person builds on another person’s property with the knowledge of such other person, the person that built on the property shall be compensated with the value of what was built or otherwise be transferred the property in the event the owner of the property decides to recover possession. We also believe that, during the term of the Lease Agreement and the accompanying mandate, CEMEX Colombia may use the Affected Assets in order to operate the Maceo Project. In the event that CEMEX Colombia’s right to the Affected Assets is extinguished in favor of the government of Colombia, which we believe is unlikely, the SAE may decide not to sell the Affected Assets to CEMEX Colombia or not to extend the Lease Agreement. In either case, under Colombian law, CEMEX Colombia would be entitled to compensation for the value of the investments made in the Maceo Project. As of December 31, 2017, we were not able to assess the likelihood of CEMEX Colombia receiving an adverse decision relating to the expiration of property proceedings or if the ownership of the assets subject to the MOU will be extinguished in favor of the Republic of Colombia. However, as of December 31, 2017, we believe that an adverse resolution in which CEMEX Colombia is not compensated for the value of its investments in the Maceo Project could have a material adverse effect on our results of operations, liquidity or financial condition.

On December 30, 2013, CEMEX Colombia and the Representative entered into a different memorandum of understanding (the “Land MOU”), pursuant to which the Representative would represent CEMEX Colombia in the acquisition of lands adjacent to the Maceo Project. In connection with the Maceo Project, CEMEX Colombia conveyed to the Representative over U.S.$14.46 million, including cash payments and interest (based on an exchange rate of 2,984.00 Colombian Pesos to U.S.$1.00 as of December 31, 2017). Due to the expiration of property proceeding against the Affected Assets described above, the acquisition of the Affected Assets was not finalized.

During 2016, CEMEX, S.A.B. de C.V. received reports through its anonymous reporting hotline regarding potential misconduct by certain employees, including with regard to the Maceo Project. CEMEX, S.A.B. de C.V.

initiated an investigation and internal audit pursuant to its corporate governance policies and its code of ethics. On September 23, 2016, CEMEX Latam disclosed that it had identified irregularities in the process for the purchase of the land related to the Maceo Project in an accusation with the Attorney General’s Office so that the Attorney General’s Office may take the actions it deems appropriate. Further, on December 20, 2016, CEMEX Latam enhanced such filing with additional information and findings obtained as of such date. On June 1, 2017 the Attorney General’s Office petitioned a hearing for imputation of charges (audiencia de imputación de cargos) against two former employees of CEMEX and a representative of CI Calizas. The hearing was scheduled to take place on January 15, 2018.

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

SEC Investigation Relating to the Legal Proceedings in Colombia. In December 2016, CEMEX, S.A.B. de C.V. received subpoenas from the SEC seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo Project. These subpoenas do not mean that the SEC has concluded that CEMEX, S.A.B. de C.V. or any of its affiliates violated the law. As discussed in “—Maceo, Colombia—Legal Proceedings in Colombia,” internal audits and investigations by CEMEX, S.A.B. de C.V. and CEMEX Latam had raised questions about payments relating to the Maceo Project. The payments made to the Representative in connection with the Maceo Project did not adhere to CEMEX, S.A.B. de C.V.’s and CEMEX Latam’s internal controls. As announced on September 23, 2016, the CEMEX Latam and CEMEX Colombia officers responsible for the implementation and execution of the above referenced payments were terminated and the then Chief Executive Officer of CEMEX Latam resigned. CEMEX, S.A.B. de C.V. has been cooperating with the SEC and the Attorney General’s Office and intends to continue cooperating fully with the SEC and the Attorney General’s Office. It is possible that the DOJ or investigatory entities in other jurisdictions may also open investigations into this matter. To the extent they do so, CEMEX, S.A.B. de C.V. intends to cooperate fully with any such inquiries. As of December 31, 2017, CEMEX, S.A.B. de C.V. is unable to predict the duration, scope, or outcome of the SEC investigation or any other investigation that may arise. However, CEMEX, S.A.B. de C.V. does not expect the SEC investigation to have a material adverse impact on its consolidated results of operations, liquidity or financial position.

Maceo, Colombia—Operational Matters. On October 27, 2016, CEMEX Latam decided to postpone the commencement of operations of the cement plant in Maceo, Colombia. This decision was mainly due to the following circumstances:

(1)	CEMEX Colombia had not received permits required to finalize road access to such cement plant. The only existing access to such cement plant cannot guarantee safety or operations and could limit the capacity to transport products from the cement plant. As of December 31, 2017, the process to obtain the permits required to finalize the road access to the cement plant in Maceo, Colombia is ongoing. CEMEX Colombia has provided all information that the authorities have requested in order to grant such permits, but CEMEX Colombia is not able to assess if and when such permits will be received;

(2)	CEMEX Colombia had not received a final response to the request to expand the free trade zone that covers the Maceo Project in order to commission a new clinker line at such cement plant. Failure to obtain such expansion would jeopardize CEMEX Colombia’s capability to consolidate the benefits that would otherwise be available for CEMEX Colombia in the area. CEMEX Colombia had requested from the Colombian Ministry of Trade, Industry and Tourism (Ministerio de Comercio, Industria y Turismo) an expansion of the free trade zone, for which CEMEX Colombia has not received a final decision. CEMEX Colombia believes the delay in such decision could have been related to the expiration of property proceeding against the Affected Assets. During the third quarter of 2017, at the request of CEMEX Colombia, the Dirección de Impuestos y Aduanas Nacionales de Colombia granted the suspension of the expansion process of the free trade zone that CEMEX Colombia had previously requested. Thus, the expansion process of the free trade zone will be stayed until July 31, 2018. As of December 31, 2017, CEMEX Colombia believes that by July 31, 2018, the partial adjustment to the District of Integrated Management should be finalized, which would allow CEMEX Colombia to proceed with the expansion process of the free trade zone;

(3)	The environmental license and the mining concession related to the Maceo Project were held by different legal entities, which is contrary to typical procedure in Colombia. The environmental license related to the Maceo Project is held by Central de Mezclas S.A. (“Central de Mezclas”), a subsidiary of CEMEX Colombia. However, the mining permit related to the Maceo Project was remanded back to CI Calizas as a result of the revocation of such mining concession by the Mining Secretariat (Secretaría de Minas) of Antioquia in December 2013.

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

CEMEX Colombia had requested a modification to the environmental license, and on December 13, 2016, Corantioquia notified Central de Mezclas that it had adopted the decision to deny the request for modification of the environmental license related to the Maceo Project to 950,000 tons per annum on the basis of the overlap of the project area with the District of Integrated Management. On December 14, 2016, Central de Mezclas appealed the decision. On March 28, 2017, Central de Mezclas was notified of Corantioquia’s decision, which affirmed the decision that had previously denied the modification of the environmental license for a 950,000 per annum project. As a result, as of December 31, 2017, CEMEX Colombia was actively working on the zoning and compatibility of the District of Integrated Management, as well as analyzing alternatives for a partial adjustment to the District of Integrated Management, to avoid future discussions regarding feasibility of expanding the proposed production in the Maceo Project beyond 950,000 tons per annum.

Once these alternatives are implemented, CEMEX Colombia will reconsider submitting a new request pursuing the modification of the environmental license to expand its production of 950,000 tons per annum as initially planned; and

(4)	CEMEX Colombia determined that the area covered by the environmental license related to the Maceo Project partially overlapped with a District of Integrated Management (Distrito de Manejo Integrado), which could limit the granting of the environmental license modification.

CEMEX Colombia’s petition to decrease the size of the zoning area covered by the environmental license related to the Maceo Project in order to avoid any overlap with the District of Integrated Management was filed on October 9, 2017 with the regional environmental agency with jurisdiction over this matter.

CEMEX Colombia and Central de Mezclas plan to continue to work on solving the issues causing the postponement of the commissioning of the Maceo Project cement plant in order to capture, as soon as reasonably possible, the full operating benefits of this facility in Colombia. CEMEX Colombia believes some of these issues could be related to the expiration of property proceeding against the Affected Assets. As of December 31, 2017, we do not expect to suffer a material adverse impact to our results of operations, liquidity or financial condition as a result of the Maceo Project cement plant not being commissioned to operate pending resolution of these issues.

Quarry matter in France. One of our subsidiaries in France, CEMEX Granulats Rhône Méditerranée (“CEMEX Granulats”), is a party to a contract executed in 1990 (the “Quarry Contract”) with SCI La Quinoniere (“SCI”), pursuant to which CEMEX Granulats has drilling rights to extract reserves and conduct quarry remediation at a quarry in the Rhone region of France. In 2012, SCI filed a claim against CEMEX Granulats for breach of the Quarry Contract, requesting the rescission of the Quarry Contract and damages plus interest, totaling an aggregate amount of approximately €55 million (approximately U.S.$66.02 million as of December 31, 2017, based on an exchange rate of €0.8331 to U.S.$1.00), resulting from CEMEX Granulats having partially filled the quarry allegedly in breach of the terms of the Quarry Contract. On May 18, 2016, CEMEX Granulats was notified about an adverse judgment in this matter by the corresponding court in Lyon, France, primarily ordering the rescission of the Quarry Contract and damages plus interest, totaling an aggregate amount of approximately €55 million (approximately U.S.$66.02 million as of December 31, 2017, based on an exchange rate of €0.8331 to U.S.$1.00). We believe this judgment is not enforceable. On June 6, 2016, CEMEX Granulats filed the notice of appeal with the appeals court in Lyon, France. CEMEX Granulats and SCI have concluded exchanging submissions before the appeals court. The proceedings closed on December 4, 2017 and the oral hearing is scheduled to be held on February 7, 2018. The judgment of the appeals court is expected mid-2018. Additionally, SCI updated its claim for damages to an approximate aggregate amount of €67 million (approximately U.S.$80.42 million as of December 31, 2017, based on an exchange rate of €0.8331 to U.S.$1.00). There can be no assurance as to whether or not CEMEX Granulats will receive an adverse result to any appeals or any other recourse it may pursue. At this stage of the proceedings, as of December 31, 2017, we are not able to assess the likelihood of an adverse result regarding this matter, but if adversely resolved, we do not expect that it will have a material adverse impact on our results of operations, liquidity and financial condition.

As of December 31, 2017, we are involved in various legal proceedings involving, but not limited to, product warranty claims, environmental claims, claims regarding the procurement and supply of products, indemnification claims relating to divestments and acquisitions and similar types of claims brought against us that have arisen in the ordinary course of business. We believe we have made adequate provisions to cover both current and contemplated general and specific litigation risks, and we believe these matters will be resolved without any significant effect on our operations, financial position and results of operations. We are sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss. However, for a limited number of ongoing legal proceedings, we may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believe that disclosure of such information on a case-by-case basis would seriously prejudice our position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, we have disclosed qualitative information with respect to the nature and characteristics of the contingency, but have not disclosed the estimate of the range of potential loss.

Item 4A—Unresolved Staff Comments

Not applicable.

Item 5—Operating and Financial Review and Prospects

Cautionary Statement Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our subsidiaries, include:

•	the cyclical activity of the construction sector;

•	our exposure to other sectors that impact our business, such as, but not limited to, the energy sector;

•	competition;

•	general political, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, political or social developments in those markets;

•	the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations;

•	our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding Senior Secured Notes and our other debt instruments;

•	the impact of our below investment grade debt rating on our cost of capital;

•	our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives and implement our global pricing initiatives for our products;

•	the increasing reliance on information technology infrastructure for our sales invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks;

•	weather conditions;

•	trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including NAFTA, to which Mexico is a party and which is currently undergoing renegotiation;

•	terrorist and organized criminal activities as well as geopolitical events;

•	natural disasters and other unforeseen events; and

•	the other risks and uncertainties described under “Item 3—Key Information—Risk Factors” and elsewhere in this annual report.

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

Overview

The following discussion should be read in conjunction with our 2017 audited consolidated financial statements included elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS.

The regulations of the SEC do not require foreign private issuers that prepare their financial statements on based on IFRS (as published by IASB) to reconcile such financial statements to U.S. GAAP.

The percentage changes in cement sales volumes described in this annual report for our operations in a particular country or region include the number of tons of cement and/or the number of cubic meters of ready-mix concrete sold to our operations in other countries and regions. Likewise, unless otherwise indicated, the net sales financial information presented in this annual report for our operations in each country or region includes the Mexican Peso amount of sales derived from sales of cement and ready-mix concrete to our operations in other countries and regions, which have been eliminated in the preparation of our 2017 audited consolidated financial statements included elsewhere in this annual report.

The following table sets forth selected consolidated financial information as of December 31, 2017 and 2016 and for each of the three years ended December 31, 2017 by principal geographic segment expressed as an approximate percentage of our total consolidated group. We operate in countries and regions with economies in different stages of development and structural reform and with different levels of fluctuation in exchange rates, inflation and interest rates. These economic factors may affect our results of business, financial conditions and results of operations, depending upon the depreciation or appreciation of the exchange rate of each country and region in which we operate compared to the Mexican Peso and the rate of inflation of each of these countries and regions.

	Net Sales For the Period Ended December 31,			Operating Earnings Before Other Expenses, Net For the Period Ended December 31,			Total Assets at December 31,
	2015(1)	2016(1)	2017(1)	2015(2)	2016(2)	2017(2)	2016	2017(2)
Mexico	21%	20%	21%	48%	47%	58%	12%	13%
United States	24%	25%	24%	8%	13%	14%	48%	47%
Europe
United Kingdom	8%	8%	7%	6%	7%	5%	5%	6%
France	5%	6%	6%	1%	1%	1%	3%	3%
Germany	3%	4%	4%	1%	0.5%	1%	1%	2%
Spain	3%	2%	2%	2%	0.5%	(1)%	5%	5%
Poland	2%	2%	2%	1%	1%	1%	1%	1%
Rest of Europe	3%	3%	4%	1%	1%	2%	3%	3%
SAC
Colombia	5%	5%	4%	13%	10%	5%	4%	4%
Panama	2%	2%	2%	6%	5%	5%	1%	1%
Costa Rica	1%	1%	1%	4%	3%	3%	—	—
Caribean TCL	—	—	2%	—	—	1%	—	2%
Rest of South, Central
America and the Caribbean	5%	4%	4%	6%	7%	7%	2%	3%
Asia, Middle East and Africa
Philippines	4%	4%	3%	7%	6%	3%	2%	2%
Egypt	3%	3%	1%	5%	5%	1%	1%	1%
Rest of Asia, Middle East and Africa	4%	4%	5%	4%	4%	5%	2%	2%
Corporate and Other Operations	7%	7%	8%	(13)%	(11)%	(11)%	10%	5%
Continuing operations	238,812	263,516	275,074	26,876	35,543	32,571	578,699	566,203
Discontinued operations	—	—	—	—	—	—	21,029	1,378
Eliminations	(19,513)	(13,571)	(16,943)	—	—	—	—	—

Consolidated net sales	219,299	249,945	258,131	26,876	35,543	32,571	599,728	567,581

(1)	Percentages by reporting segment are determined from continuing operations before eliminations resulting from consolidation.
(2)	Percentages by reporting segment are determined from continuing operations after eliminations resulting from consolidation.

Critical Accounting Policies

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates.

The main items subject to estimates and assumptions by management include impairment tests of long-lived assets, recognition of deferred income tax assets, as well as the measurement of financial instruments at fair value and assets, liabilities related to employee benefits and revenue recognition. Significant judgment by management is required to appropriately assess the amounts of these assets and liabilities.

As of December 31, 2017 and 2016 and for the years ended December 31, 2015, 2016 and 2017, identified below are the accounting policies we have applied under IFRS that are critical to understanding our overall financial reporting.

Income Taxes

Our operations are subject to taxation in many different jurisdictions throughout the world. The effects reflected in profit or loss for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax loss carryforwards as well as other recoverable tax credits, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow the manner in which CEMEX expects to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted. Our worldwide tax position is highly complex and subject to numerous laws that require interpretation and application and that are not consistent among the countries in which we operate. Significant judgment is required to appropriately assess the amounts of tax assets and liabilities.

For the recognition of deferred tax assets derived from net operating losses we assess:

(a) the aggregate amount of self-determined tax loss carryforwards included in our income tax returns in each country where we operate, based on available evidence, that the tax authorities would not reject such self-determined tax loss carryforwards; and

(b) the likelihood of the recoverability of such tax loss carryforwards prior to their expiration through an analysis of estimated future taxable income.

If we consider that it is probable that the tax authorities would reject a self-determined deferred tax asset, we would decrease such deferred tax assets. Likewise, if we consider that we would not be able to use a deferred tax carryforward asset before its expiration, we would decrease the value of the asset. Both situations would result in additional income tax for the period in which such determination is made.

We consider all available positive and negative evidence, including factors such as market conditions, industry analysis, our expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences, etc., in the determination of whether it is probable that such deferred tax assets will ultimately be recovered.

Every reporting period, we analyze our actual results versus our estimates and adjust our tax asset valuations as necessary. If actual results vary from our estimates, the deferred tax asset may be affected and necessary adjustments will be made based on relevant information. Any adjustments recorded will affect our income statements in such period.

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

Our overall tax strategy is to structure our worldwide operations to reduce or defer the payment of income taxes on a consolidated basis. Many of the activities we undertake in pursuing this tax reduction strategy are highly complex and involve interpretations of tax laws and regulations in multiple jurisdictions and are subject to review by the relevant taxing authorities. It is possible that the taxing authorities could challenge our application of these regulations to our operations and transactions. The taxing authorities have in the past challenged interpretations that we have made and have assessed additional taxes. Although we have, from time to time, paid some of these additional assessments, in general, we believe that these assessments have not been material and that we have been successful in sustaining our positions. No assurance can be given, however, that we will continue to be as successful as we have been in the past or that pending appeals of current tax assessments will be judged in our favor.

Our effective income tax rate is determined by dividing the line item “Income tax” in our consolidated income statements into the line item “Earnings before income tax.” This effective tax rate is further reconciled to our statutory tax rate applicable in Mexico and is presented in note 19.3 to our 2017 audited consolidated financial statements included elsewhere in this annual report. A significant effect in our effective tax rate, and consequently in the reconciliation of our effective tax rate, relates to the difference between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where we operate. For the years ended December 31, 2015, 2016 and 2017, the statutory tax rates in our main operations were as follows:

Country	2015	2016	2017
Mexico	30.0%	30.0%	30.0%
United States	35.0%	35.0%	35.0%
United Kingdom	20.3%	20.0%	19.3%
France	38.0%	34.4%	34.4%
Germany	29.8%	28.2%	28.2%
Spain	28.0%	25.0%	25.0%
Philippines	30.0%	30.0%	30.0%
Colombia	39.0%	40.0%	40.0%
Egypt	22.5%	22.5%	22.5%
Switzerland	9.6%	9.6%	9.6%
Others	7.8% - 39.0%	7.8% - 39.0%	7.8% - 39.0%

Our current and deferred income tax amounts included in our consolidated income statements are highly variable, and are subject, among other factors, to the amounts of taxable income determined in each jurisdiction in which we operate. Such amounts of taxable income depend on factors such as sale volumes and prices, costs and expenses, exchange rates fluctuations and interest on debt, among others, as well as on the estimated tax assets at the end of the period due to the expected future generation of taxable gains in each jurisdiction. See our discussion of operations included elsewhere in this “Item 5—Operating and Financial Review and Prospects.”

Derivative financial instruments

In compliance with the guidelines established by our Risk Management Committee, the restrictions in our debt agreements and our hedging strategy, we use derivative financial instruments with the objectives of: (a) changing the risk profile or fixed the price of fuels and electric energy; (b) foreign exchange hedging; (c) hedging forecasted transactions; and (d) accomplishing other corporate objectives.

Derivative financial instruments are recognized as assets or liabilities in the balance sheet at their estimated fair values, and changes in such fair values are recognized in the income statements within “Financial income (expense) and other items, net” for the period in which they occur, except for changes in the fair value of derivative instruments associated with cash flow hedges, in which case, such changes in fair value are recognized in stockholders’ equity, and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials, fuel and commodities. Likewise, in hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result, which reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, we have not designated any derivative instruments in fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, we believe the risk of non-performance of the obligations agreed to by such counterparties to be minimal. See note 16.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

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

The concept of exit value is premised on the existence of a market and market participants for the specific asset or liability. When there is no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1—It represents quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. A quoted price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.

•	Level 2—These are inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded. Level 2 inputs included equity prices, certain interest rates and yield curves, implied volatility, credit spreads and other market corroborated inputs, including inputs extrapolated from other observable inputs. In the absence of Level 1 inputs we determined fair values by iteration of the applicable Level 2 inputs, the number of securities and/or the other relevant terms of the contract, as applicable.

•	Level 3—These are unobservable inputs for the asset or liability. We use unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples of Operating EBITDA, including risk assumptions consistent with what market participants would use to arrive at fair value.

Significant judgment and estimates by management are required to appropriately identify the corresponding level of fair value applicable to each derivative financing transaction, as well as to assess the amounts of the resulting assets and liabilities, mainly in respect of level 2 and level 3 fair values, in order to account for the effects of derivative financial instruments in the financial statements. See note 16.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

Impairment of long-lived assets

Our statement of financial position reflects significant amounts of long-lived assets (including property, machinery and equipment, goodwill, intangible assets of definite life and other investments) associated with our operations throughout the world. Many of these amounts have resulted from past acquisitions, which have required us to reflect these assets at their fair market values at the dates of acquisition. According to their characteristics and the specific accounting rules related to them, we assess the recoverability of our long-lived assets at least once a year, normally during the fourth quarter, as is the case for goodwill, or whenever events or circumstances arise that we believe trigger a requirement to review such carrying values, as is the case with property, machinery and equipment and intangible assets of definite life.

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

For the years ended December 31, 2015, 2016 and 2017, the geographic segments we reported in note 4.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report represent our groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment. In arriving at this conclusion, we considered: (a) that after the acquisition, goodwill was allocated at the level of the geographic operating segment; (b) that the operating components that comprise the reported segment have similar economic characteristics; (c) that the reported segments are used by us to organize and evaluate its activities in its internal information system; (d) the homogenous nature of the items produced and traded in each operative component, which are all used by the construction industry; (e) the vertical integration in the value chain of the products comprising each component; (f) the type of clients, which are substantially similar in all components, (g) the operative integration among components; and (h) the compensation system of specific country is based on the consolidated results of the geographic segment and not on the particular results of the components. In addition, the country level represents the lowest level within us at which goodwill is monitored for internal management purposes.

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

During the last quarter of each of 2015, 2016 and 2017, we performed our annual goodwill impairment test. Based on these analyses, for the year ended as of December 31, 2015 and 2016, we did not determine impairment losses of goodwill in any of the reported periods. During 2017, in connection with the operating segment in Spain, considering the uncertainty over the improvement indicators affecting the country’s construction industry, and consequently in the expected consumption of cement, ready-mix concrete and aggregates, partially a result of the country’s complex prevailing political environment, which has limited expenditure in infrastructure projects, as well as the uncertainty in the expected price recovery and the effects of increased competition and imports, our management considered a reduction in the horizon of the related cash flows projections from 10 to five years and determined that the net book value of such operating segment in Spain exceeded the amount of the net present value of projected cash flows by Ps1,920 million (U.S.$98 million). As a result, we recognized an impairment loss of goodwill for the aforementioned amount as part of “Other expenses, net” in the income statement against the related goodwill balance. See note 15.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report. Pretax discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances in 2015, 2016 and 2017 are as follows:

	Discount rates			Growth rates
Reporting units	2015	2016	2017	2015	2016	2017
United States	8.6%	8.6%	8.8%	2.5%	2.5%	2.5%
Spain	9.9%	9.5%	9.5%	1.9%	1.6%	1.7%
Mexico	9.6%	9.8%	10.2%	3.5%	2.9%	2.7%
Colombia	9.8%	10.0%	10.5%	4.0%	4.0%	3.7%
France	9.0%	9.1%	9.0%	1.6%	1.8%	1.8%
United Arab Emirates	10.2%	10.2%	10.4%	3.6%	3.4%	3.1%
United Kingdom	8.8%	8.8%	9.0%	2.3%	1.9%	1.7%
Egypt	12.5%	11.4%	11.8%	4.6%	6.0%	6.0%
Range of discount rates in other countries	9.0% - 13.8%	9.1% - 12.8%	9.1% - 11.7%	2.4% - 4.3%	2.2% - 7.0%	2.3% - 6.8%

As of December 31, 2017, the discount rates we used in our cash flow projections remained relatively flat in countries with the most significant goodwill balances as compared to the values determined in 2016. During the year, the funding cost observed in the industry decreased from 6.2% in 2016 to 6.1% in 2017, and the risk multiple attributed to us also decreased from approximately 1.29 in 2016 to 1.26 in 2017. Nonetheless, these decreases were offset by an increase in the risk-free rate from 2.70% in 2016 to 2.76% in 2017, as well as by overall increases in the sovereign risk rates of certain major countries. As of December 31, 2016, the discount rates remained almost flat in most cases as compared to the values determined in 2015. Among other factors, the funding cost observed in the industry decreased from 6.9% in 2015 to 6.2% in 2016, and the risk-free rate also decreased from approximately 3.2% in 2015 to 2.7% in 2016. Nonetheless, these increases were offset by reductions in 2016 in the country-specific sovereign yields for the majority of the countries where CEMEX operates. As of December 31, 2015, the discount rates remained almost flat in most cases as compared to the values determined in the previous year. With respect to long-term growth rates, following general practice under IFRS, CEMEX uses country-specific rates, which are mainly obtained from the Consensus Economics, a compilation of analysts’ forecast worldwide, or from the International Monetary Fund when the first are not available for a specific country.

In connection with our assumptions included in the table above, we performed sensitivity analyses to changes in assumptions, affecting the value in use of all groups of cash-generating units with an independent reasonably possible increase of 1% in the pre-tax discount rate, and an independent possible decrease of 1% in the long-term growth rate. In addition, we performed cross-check analyses for reasonableness of our results using multiples of Operating EBITDA. In order to arrive at these multiples, which represent a reasonableness check of our discounted cash flow models; we determined a weighted average of multiples of Operating EBITDA to enterprise value observed in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of cash-generating units to which goodwill has been allocated. As of December 31, 2016 and 2017, we considered an industry weighted average Operating EBITDA multiple of 9.0 for each of 2015, 2016 and 2017. Our own EBITDA multiples to enterprise value as of the same dates were 8.7 times in 2015, 8.9 times in 2016 and 8.5 times in 2017. The lowest multiple observed in our benchmark as of December 31, 2015, 2016 and 2017 was 5.8 times, 5.9 times and 6.5 times, respectively; and the highest was 18.0 times, 18.3 times and 18.9 times, respectively.

As of December 31, 2015, 2016 and 2017, except for the Operating Segment in Spain described above, in which CEMEX determined an impairment of goodwill in 2017, none of our sensitivity analyses resulted in a relative impairment risk in our operating segments.

Nonetheless, we continually monitor the evolution of the specific cash-generating units to which goodwill has been allocated and, in the event that the relevant economic variables and the related cash flows projections would be negatively affected, it may result in a goodwill impairment loss in the future.

As of December 31, 2016 and 2017, goodwill allocated to the United States accounted for 79% and 78%, respectively, of our total amount of consolidated goodwill. In connection with our determination of value in use relative to our groups of CGUs in the United States in the reported periods, we have considered several factors, such as the historical performance of such operating segment, including operating results in recent years, the long-term nature of our investment, the recent signs of recovery in the construction industry, the significant economic barriers for new potential competitors considering the high investment required, and the lack of susceptibility of the industry to technology improvements or alternate construction products, among other factors. We have also considered recent developments in our operations in the United States, such as the 13%, 1% and 1% increases in ready-mix concrete volumes in 2015, 2016 and 2017, respectively, and the 5%, 1% and 1% increases in 2015, 2016 and 2017, respectively, of ready-mix concrete prices, which are key drivers for cement consumption and our profitability, and which trends are expected to continue over the next few years, as anticipated in our cash flow projections.

As a result of impairment tests conducted on several cash-generating units considering certain triggering events, mainly: a) the closing and/or reduction of operations of cement and ready-mix concrete plants resulting from adjusting our supply to current demand conditions, b) the transferring of installed capacity to more efficient plants, such as the projected closing in the short term of a cement mill in Colombia, and c) the recoverability of certain investments in Colombia, we recognized impairment losses on property, plant and equipment, for an aggregate amount of Ps1,145 million (U.S.$66 million), Ps1,899 million (U.S.$101 million) and Ps984 million (U.S.$52 million) in 2015, 2016 and 2017, respectively, and adjusted the related fixed assets to their estimated value in use in those circumstances in which the assets would continue in operation based on estimated cash flows during their remaining useful life, or to their realizable value, in case of permanent shut down.

During 2016 and 2017, the breakdown of impairment losses by country was as follows:

	For the Year Ended December 31,
	2016	2017
	(in millions of Mexican Pesos)
Spain	Ps —	Ps 452
Czech Republic	—	157
United States	277	153
Panama	—	56
France	—	50
Latvia	—	46
Mexico	46	45
Puerto Rico	1,087	—
Colombia	454	—
Other countries	35	25

	Ps 1,899	Ps 984

See note 15.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

Asset retirement obligations

We recognize unavoidable obligations, legal or constructive, to restore operating sites upon retirement of long-lived assets at the end of their useful lives, which are measured at the net present value of estimated future cash flows to be incurred in the restoration process, and are initially recognized against the related assets’ book value. The increase to the assets’ book value is depreciated during its remaining useful life. The increase of the liability, related to the passage of time is charged to the line item titled “Financial income (expense) and other items, net.” Adjustments to the liability for changes in estimations are recognized against fixed assets, and depreciation is modified prospectively.

Asset retirement obligations are related mainly to future costs of demolition, cleaning and reforestation, so that quarries, maritime terminals and other production sites are left in acceptable condition at the end of their operation. See notes 17 and 24 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

Assets and liabilities related to employee benefits

The costs associated with our employees’ benefits for: (a) defined benefit pension plans; and (b) other post-employment benefits, primarily comprised of health care benefits, life insurance and seniority premiums, granted by us and/or pursuant to applicable law, are recognized as services rendered, based on actuarial estimations of the benefits’ present value with the advice of external actuaries. For certain pension plans, we have created irrevocable trust funds to cover future benefit payments (“plan assets”). These plan assets are valued at their estimated fair value at the statement of financial position date. The actuarial assumptions and accounting policy consider: (a) the use of nominal rates; (b) a single rate is used for the determination of the expected return on plan assets and the discount of the benefits obligation to present value; (c) a net interest is recognized on the net defined benefit liability (liability minus plan assets); and (d) all actuarial gains and losses for the period, related to differences between the projected and real actuarial assumptions at the end of the period, as well as the difference between the expected and real return on plan assets, are recognized as part of “Other items of comprehensive income, net” within stockholders’ equity.

The service cost, corresponding to the increase in the obligation for additional benefits earned by employees during the period, is recognized within operating costs and expenses. The net interest cost, resulting from the increase in obligations for changes in net present value (NPV) and the change during the period in the estimated fair value of plan assets, is recognized within “Financial income (expense) and other items, net.”

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

Revenue Recognition

Our consolidated net sales represent the value, before tax on sales, of revenues originated by products and services sold by consolidated subsidiaries as a result of their ordinary activities, after the elimination of transactions between related parties, and are quantified at the fair value of the consideration received or receivable, decreased by any trade discounts or volume rebates granted to customers. Revenue from the sale of goods and services is recognized when goods are delivered or services are rendered to customers, there is no condition or uncertainty implying a reversal thereof, and they have assumed the risk of loss. Revenue from trading activities, in which we acquire finished goods from a third party and subsequently sell the goods to another third-party, are recognized on a gross basis, considering that we assume the total risk on the goods purchased, not acting as agent or broker.

Revenue and costs related to construction contracts are recognized in the period in which the work is performed by reference to the contract’s stage of completion at the end of the period, considering that the following have been defined: (a) each party’s enforceable rights regarding the asset under construction; (b) the consideration to be exchanged; (c) the manner and terms of settlement; (d) actual costs incurred and contract costs required to complete the asset are effectively controlled; and (e) it is probable that the economic benefits associated with the contract will flow to the entity. The stage of completion of construction contracts represents the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs or the surveys of work performed or the physical proportion of the contract work completed, whichever better reflects the percentage of completion under the specific circumstances. Progress payments and advances received from customers do not reflect the work performed and are recognized as a short or long term advanced payments, as appropriate.

Newly-issued IFRS standards not yet adopted

There are a number of IFRS standards issued as of the date of issuance of these financial statements that have not yet been adopted.

IFRS 9, Financial instruments: classification and measurement (“IFRS 9”)

IFRS 9 sets forth the guidance relating to the classification and measurement of financial assets and liabilities, the accounting for expected credit losses of financial assets and commitments to extend credits, as well as the requirements for hedge accounting. IFRS 9 will replace IAS 39, financial instruments: recognition and measurement (“IAS 39”). IFRS 9 is effective beginning January 1, 2018. Among other aspects, IFRS 9 changes the classification categories for financial assets under IAS 39 of: (1) assets held to maturity; (2) loans and receivables; (3) fair value through the income statement; and (4) assets available for sale; and replaces them with categories that reflect the measurement method, the contractual cash flow characteristics and the entity’s business model for managing the financial asset, including: (1) amortized cost, which will significantly comprise the IAS 39 assets held to maturity and loans and receivables categories; (2) fair value through other comprehensive income, similar to IAS 39 held to maturity category; and (3) fair value through the income statement, with the same IAS 39 definitions. The adoption of such classification categories under IFRS 9 will not have any significant effect on our operating results, financial situation or compliance of contractual obligations (financial restrictions).

In addition, under the new impairment model based on expected credit losses, impairment losses for the entire lifetime of financial assets, including trade accounts receivable, will be recognized on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if the loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. Changes in the allowance for doubtful accounts under the new expected credit loss model upon adoption of IFRS 9 on January 1, 2018 will be recognized through equity.

In this regard, we developed an expected credit loss model applicable to its trade accounts receivable that considers the historical performance, as well as the credit risk and expected developments for each group of customers, ready for the prospective adoption of IFRS 9 on January 1, 2018. The preliminary effects for adoption of IFRS 9 on January 1, 2018 related to the new expected credit loss model will result in an estimated increase in the allowance for doubtful accounts as of December 31, 2017 of Ps519 that will be recognized against equity, which will represent a significant impact on our operating results, financial situation and compliance of contractual obligations (financial restrictions). See note 2.20 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

In connection with hedge accounting under IFRS 9, among other changes, there is a relief for entities in performing: (a) the retrospective effectiveness test at inception of the hedging relationship; and (b) the requirement to maintain a prospective effectiveness ratio between 0.8 and 1.25 at each reporting date for purposes of sustaining the hedging designation, both of which are requirements of IAS 39. Under IFRS 9, a hedging relationship can be established to the extent the entity considers, based on the analysis of the overall characteristics of the hedging and hedged items, that the hedge will be highly effective in the future and the hedge relationship at inception is aligned with the entity’s reported risk management strategy. Nonetheless, IFRS 9 maintains the same hedging accounting categories of cash flow hedge, fair value hedge and hedge of a net investment established in IAS 39, as well as the requirement of recognizing the ineffective portion of a cash flow hedge immediately in the income statement. We do not expect any significant effect upon adoption of the new hedge accounting rules under IFRS 9 beginning January 1, 2018.

Considering the prospective adoption of IFRS 9 as of January 1, 2018, according to the options provided in the standard, there may be lack of comparability beginning January 1, 2018 with the information of impairment of financial assets disclosed in prior years; however, the effects are not expected to be significant.

IFRS 15, Revenues from contracts with customers (“IFRS 15”)

Under IFRS 15, an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, following a five step model: Step 1: Identify the contract(s) with a customer (agreement that creates enforceable rights and obligations); Step 2: Identify the different performance obligations (promises) in the contract and account for those separately; Step 3: Determine the transaction price (amount of consideration an entity expects to be entitled in exchange for transferring promised goods or services); Step 4: Allocate the transaction price to each performance obligation based on the relative stand-alone selling prices of each distinct good or service; and Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation by transferring control of a promised good or service to the customer. A performance obligation may be satisfied at a point in time (typically for the sale of goods) or over time (typically for the sale of services and construction contracts). IFRS 15 also includes disclosure requirements to provide comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. IFRS 15 is effective on January 1, 2018 and will supersede all existing guidance on revenue recognition. Beginning January 1, 2018, we adopted IFRS 15 using the full retrospective approach, which represents the restatement of the financial statements of prior years.

In 2015, we began the evaluation of the impacts of IFRS 15 on the accounting and disclosures of our revenues. As of December 31, 2017, we have analyzed our contracts with customers in all the countries in which we operate in order to review the different performance obligations and other promises (discounts, loyalty programs, rebates, etc.) included in such contracts, among other aspects, aimed to determine the differences in the accounting recognition of revenue with respect to current IFRS and concluded the theoretical assessment. In addition, key personnel were trained in the new standard with the support of external experts and an online training course was implemented. Moreover, CEMEX also concluded the quantification of the adjustments that are necessary to present prior year’s information under IFRS 15 beginning in 2018. The adjustments determined in our revenue recognition did not generate any material impact on our operating results, financial situation and compliance of contractual obligations (financial restrictions).

Among other minor effects, the main changes under IFRS 15 as they apply to us refer to: (a) several reclassifications that are required to comply with IFRS 15, new accounts in the statement of financial position aimed to recognize contract assets (costs to obtain a contract) and contract liabilities (deferred revenue for promises not yet fulfilled); (b) rebates and/or discounts offered to customers in a sale transaction that are redeemable by the customer in a subsequent purchase transaction, are considered separate performance obligations, rather than future costs, and a portion of the sale price of such transaction allocated to these promises should be deferred to revenue until the promise is redeemed or expires; and (c) awards (points) offered to customers through their purchases under loyalty programs that are later redeemable for goods or services, also represent separate performance obligations, rather than future costs, and a portion of the sale price of such transactions allocated to these points should be deferred to revenue until the points are redeemed or expire. These reclassifications and adjustments were not material.

Considering the full retrospective adoption of IFRS 15 beginning January 1, 2018, according to the options considered in the standard, there will not be lack of comparability of the financial information prepared in prior years.

IFRS 16, Leases (“IFRS 16”)

IFRS 16 defines leases as any contract or part of a contract that conveys to the lessee the right to use an asset for a period of time in exchange for consideration and the lessee directs the use of the identified asset throughout that period. In summary, IFRS 16 introduces a single lessee accounting model, and requires a lessee to recognize, for all leases with a term of more than 12 months, unless the underlying asset is of low value, assets for the right-of-use the underlying asset against a corresponding financial liability, representing the net present value of estimated lease payments under the contract, with a single income statement model in which a lessee recognizes amortization of the right-of-use asset and interest on the lease liability. A lessee shall present either in the statement of financial position, or disclose in the notes, right-of-use assets separately from other assets, as well as, lease liabilities separately from other liabilities. IFRS 16 is effective beginning January 1, 2019 and will supersede all current standards and interpretations related to lease accounting.

As of December 31, 2017, we have concluded an assessment of its main outstanding lease contracts and other contracts that may have embedded the use of an asset, in order to inventory the most relevant characteristics of such contracts (types of assets, committed payments, maturity dates, renewal clauses, etc.).

During the first quarter of 2018, we expect to define our future policy under IFRS 16 in connection with the exception for short-term leases and low-value assets, in order to set the basis and be able to quantify the required adjustments for the proper recognition of the assets for the “right-of-use” and the corresponding financial liabilities, aiming to adopt IFRS 16 on January 1, 2019. We plan preliminarily to adopt IFRS 16 retrospectively to the extent such adoption is practicable. Based on our preliminary assessment as of the reporting date, we consider that upon adoption of IFRS 16, most of our outstanding operating leases would be recognized in the statement of financial position, increasing assets and liabilities, as well as amortization and interest, without any significant initial effect on net assets. See note 23.5 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

We do not expect any significant effect on its operation results, financial situation and compliance with contractual obligations (financial restrictions) due to the adoption effects. If retrospective adoption of IFRS 16 beginning January 1, 2019 is applied, according to the options considered in the standard, there would not be lack of comparability of the financial information prepared in prior years.

IFRIC 23, Uncertainty over income tax treatments (“IFRIC 23”)

IFRIC 23 clarifies the accounting for uncertainties in income taxes. among other aspects, when an entity concludes that it is not probable that a particular tax treatment is accepted, the entity has to use the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. The decision should be based on which method provides better predictions of the resolution of the uncertainty. IFRIC 23 will be effective beginning January 1, 2019. Considering our current policy for uncertain tax positions described above we do not expect any significant effect from the adoption of IFRIC 23.

Results of Operations

Consolidation of Our Results of Operations

Our 2017 audited consolidated financial statements included elsewhere in this annual report include those subsidiaries in which we hold a controlling interest or which we otherwise control. Control exists when we have the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity in order to obtain benefits from its activities.

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

All balances and transactions between the group subsidiaries have been eliminated in consolidation.

For the years ended December 31, 2015, 2016 and 2017, our consolidated results reflect the following transactions:

•	On September 29, 2017, one of our subsidiaries in the U.S. closed the divestment of the Block USA Materials Business, consisting of concrete block, architectural block, concrete pavers, retaining walls and building material operations in Alabama, Georgia, Mississippi and Florida, to Oldcastle for U.S.$38 million. The proceeds obtained from this sale were used mainly for debt reduction and general corporate purposes.

•	On September 28, 2017, CEMEX, S.A.B. de C.V. sold its then remaining direct interest in GCC, consisting of 31,483,332 shares of common stock of GCC, representing 9.47% of the equity capital of

GCC for U.S.$168 million (Ps3,012 million), which was used for debt reduction and general corporate purposes. Following this sale of shares, we no longer held a direct interest in GCC but continued to hold an indirect share of 20% in GCC through our minority interest in CAMCEM.

•	On June 30, 2017, one of our subsidiaries in the U.S. closed the divestment of the Pacific Northwest Materials Business, consisting of aggregates, asphalt and ready mix concrete operations in Oregon and Washington, to Cadman Materials for U.S.$150 million. The proceeds obtained from this sale were used mainly for debt reduction and general corporate purposes.

•	On February 15, 2017, we sold 45,000,000 shares of common stock of GCC, representing 13.53% of the equity capital of GCC, at a price of Ps95 per share in a public offering to investors in Mexico authorized by the CNBV and in a concurrent private placement to eligible investors outside of Mexico. Prior to the offerings, CEMEX, S.A.B. de C.V. owned a 23% direct interest in GCC and a minority interest in CAMCEM, an entity which owns a majority interest in GCC. After the GCC offerings, CEMEX, S.A.B. de C.V. owned a 9.47% direct interest in GCC and a minority interest in CAMCEM. Proceeds from the sale were Ps 4,094 million (U.S.$210 million). The proceeds from the GCC shares offerings were used for general corporate purposes.

•	On February 10, 2017, one of our subsidiaries in the United States sold its Fairborn, Ohio cement plant and cement terminal in Columbus, Ohio to Eagle Materials for U.S.$400 million. The proceeds obtained from this transaction were used mainly for debt reduction and for general corporate purposes.

•	On January 31, 2017, one of CEMEX, S.A.B. de C.V.’s subsidiaries in the U.S. closed the sale of the Concrete Pipe Business to Quikrete for U.S.$500 million plus an additional U.S.$40 million contingent consideration based on future performance.

•	On December 5, 2016, Sierra, one of CEMEX, S.A.B. de C.V.’s indirect subsidiaries, presented the Offer to all shareholders of TCL, a company then publicly listed in Trinidad and Tobago, Jamaica and Barbados, to acquire up to 132,616,942 ordinary shares in TCL, pursuant to which Sierra offered the Offer Price payable, at the option of shareholders of TCL except for shareholders of TCL in Barbados, in either TT$ or U.S.$ in Trinidad, and Jamaican Dollars or U.S.$ in Jamaica TCL. The Offer Price represented a premium of 50% over the December 1, 2016 closing price of TCL’s shares on the Trinidad and Tobago Stock Exchange. The total number of TCL shares tendered and accepted in response to the Offer was 113,629,723 which, together with Sierra’s pre-existing shareholding in TCL (147,994,188 shares), represent 69.83% of the outstanding TCL shares. The total cash payment by Sierra for the tendered shares was U.S.$86 million. CEMEX started consolidating TCL for financial reporting purposes on February 1, 2017. In March 2017, TCL de-listed from the Jamaica and Barbados stock exchanges. TCL’s subsidiaries include, but are not limited to CCCL, a publicly listed company in Jamaica, and Arawak, which, as of December 31, 2017, owned cement plants in Jamaica and Barbados, respectively;

•	On December 2, 2016, we agreed to the sale of our assets and operations related to our ready-mix concrete pumping business in Mexico to Pumping Team, a specialist in the supply of ready-mix concrete pumping services based in Spain, for Ps1,649 million. This agreement included the sale of fixed assets upon closing of the transaction for Ps309 million plus administrative and client and market development services. Under this agreement, we will also lease facilities in Mexico to Pumping Team over a period of ten years with the possibility to extend for three additional years, for an aggregate initial amount of Ps1,340 million, plus a contingent revenue subject to results for up to Ps557 million linked to annual metrics beginning in the first year and up to the fifth year of the agreement. On April 28, 2017, after receiving the approval by the Mexican authorities, we concluded the sale.

•	On November 18, 2016, after all conditions precedent were satisfied, CEMEX, S.A.B. de C.V. announced that it had closed the sale of certain assets in the U.S. to GCC for U.S.$306 million. The assets were sold by an affiliate of CEMEX to an affiliate of GCC in the U.S., and mainly consisted of CEMEX’s cement plant in Odessa, Texas, two cement terminals and the building materials business in El Paso, Texas and Las Cruces, New Mexico.

•	On July 18, 2016, CHP closed its initial public offering of 45% of its common shares in the Philippines, and 100% of CHP’s common shares started trading on the Philippine Stock Exchange under the ticker “CHP.” As of December 31, 2017, CASE, an indirect subsidiary of CEMEX, S.A.B. de C.V., directly owned 55% of CHP’s outstanding common shares. The net proceeds to CHP from its initial public offering were U.S.$507 million after deducting estimated underwriting discounts and commissions, and other estimated offering expenses payable by CHP. CHP used the net proceeds from the initial public offering to repay existing indebtedness owed to BDO Unibank and to an indirect subsidiary of CEMEX, S.A.B. de C.V.

•	On May 26, 2016, we closed the sale of our operations in Bangladesh and Thailand to SIAM Cement for U.S.$70 million. The proceeds from this transaction were used mainly for debt reduction and for general corporate purposes. See note 4.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

•	On August 12, 2015, we entered into an agreement for the sale of our operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, to Duna-Dráva Cement Kft. for €231 million (U.S.$243 million or Ps5,032 million). Those operations mainly consist of three cement plants with aggregate annual production capacity of approximately 2.4 million tons of cement, two aggregates quarries and seven ready-mix plants. On April 5, 2017, we announced that the European Commission issued a decision that restricted completion of the purchase. Therefore, the sale of our operations in Croatia did not close, and we maintained our operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia. As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, the Croatian Operations are consolidated line-by-line in the financial statements. See note 4.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

•	On October 31, 2015, after all conditions precedent were satisfied, we completed the sale of our operations in Austria and Hungary to the Rohrdorfer Group for €165 million (U.S.$179 million or Ps3,090 million), after final adjustments for changes in cash and working capital balances as of the transfer date. Our combined operations in Austria and Hungary consisted of 29 aggregates quarries and 68 ready-mix plants. See note 4.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

Selected Consolidated Income Statements Data

The following table sets forth our selected consolidated income statements data for each of the three years ended December 31, 2015, 2016 and 2017 expressed as a percentage of net sales.

	Year Ended December 31,
	2015	2016	2017
Net sales	100%	100%	100%
Cost of sales	(65.9)	(64.2)	(65.8)

Gross profit	34.1	35.8	34.2

Operating expenses	(21.8)	(21.6)	(21.6)

Operating earnings before other expenses, net	12.3	14.2	12.6

Other expenses, net	(1.4)	(0.7)	(1.5)

Operating earnings	10.9	13.5	11.1

Financial expense	(9.0)	(8.6)	(7.5)
Financial income (expense) and other items, net	(0.6)	1.8	1.4
Share of profit on equity accounted investees	0.3	0.3	0.2

Earnings before income tax	1.6	7.0	5.2

Income tax	(1.1)	(1.2)	(0.2)

Net income from continuing operations	0.5	5.8	5.0

Discontinued operations, net of tax	0.5	0.3	1.4

Consolidated net income	1.0	6.1	6.4

Non-controlling interest net income	0.5	0.5	0.5

Controlling interest net income	0.5	5.6	5.9

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2017, compared to the year ended December 31, 2016, in our domestic cement and ready-mix concrete sales volumes, as well as export sales volumes of cement and domestic cement and ready-mix concrete average sales prices for each of our geographic segments.

Effective January 1, 2016, according to an announcement made by CEMEX’s Chief Executive Officer on December 1, 2015, CEMEX’s operations were reorganized into five geographical regions, each under the supervision of a regional president, as follows: (1) Mexico, (2) United States, (3) Europe, (4) South, Central America and the Caribbean and (5) Asia, Middle East and Africa. Under the new organization, the geographical operating segments under the former Mediterranean region were incorporated to the Europe region or the Asia, Middle East and Africa region, as applicable. The financial information by geographic operating segment issued in the financial statements of prior years was restated in order to give effect to: (a) the reversal from discontinued operations related to our Croatian Operations for the years 2016 and 2015; and (b) the new geographic operating organization described above for the year 2015. Until December 31, 2015, our operations were organized into six geographical regions: (1) Mexico, (2) United States, (3) Northern Europe, (4) Mediterranean, (5) South, Central America and the Caribbean, and (6) Asia. Under the current operating organization, the geographic operating segments under the former Mediterranean region were incorporated into the current Europe region or the Asia, Middle East and Africa region, as applicable. See notes 4.2 and 4.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

The table below and the other volume data presented by geographic segment in this “—Year Ended December 31, 2017 Compared to Year Ended December 31, 2016” section are presented before eliminations resulting from consolidation (including those shown on note 4.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report).

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Sales Prices in Local Currency(1)
Geographic Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
Mexico	-4%	-3%	+20%	+16%	+10%
United States(2)	-6%	-2%	—	+3%	+1%
Europe
United Kingdom	-6%	-2%	—	+1%	Flat
France	—	+7%	—	—	+1%
Germany	+15%	-3%	-19%	Flat	+2%
Spain	+28%	+4%	-19%	-4%	+6%
Poland	+5%	+5%	-25%	+3%	+1%
Rest of Europe(3)	+9%	+12%	+33%	Flat	+4%
South, Central America and the Caribbean
Colombia	-6%	-13%	—	-19%	-2%
Panama	+3%	+9%	—	Flat	Flat
Costa Rica	+3%	+11%	-11%	-3%	-10%
Caribbean TCL(4)	—	—	—	—	—
Rest of South, Central America and the Caribbean(5)	+1%	+1%	-21%	+4%	-6%
Asia, Middle East and Africa
Philippines	Flat	-58%	-1%	-10%	+16%
Egypt	-6%	-4%	—	+10%	-3%
Rest of Asia, Middle East and Africa(6)	+46%	+10%	-87%	+3%	+5%

“—” = Not Applicable

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Europe, in which they are translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms (except for the Rest of Europe, in which they represent the weighted average change of prices in Euros) based on total sales volumes in the region.
(2)	On January 31, 2017, one of CEMEX, S.A.B. de C.V.’s subsidiaries in the U.S. closed the sale of our Concrete Pipe Business to Quikrete for U.S.$500 million plus an additional U.S.$40 million contingent consideration based on future performance. Considering that we disposed of our entire concrete pipe division, the operations of the Concrete Pipe Business, as included in our consolidated income statements for the years ended December 31, 2015 and 2016 and for the one-month period ended January 31, 2017, were reclassified to the single line item “Discontinued Operations.” On June 30, 2017, one of our subsidiaries in the U.S. closed the divestment of its Pacific Northwest Materials Business, consisting of aggregates, asphalt and ready mix concrete operations in Oregon and Washington, to Cadman Materials for U.S.$150 million. Considering the disposal of our Pacific Northwest Materials Business, these operations, as included in our consolidated income statements for the years ended December 31, 2015, 2016 and 2017, were reclassified to the single line item “Discontinued Operations.” See note 4.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.
(3)

The “Rest of Europe” segment refers primarily to operations in the Czech Republic, Croatia and Latvia, as well as trading activities in Scandinavia and Finland. On October 31, 2015, we completed the sale of our operations in Austria and Hungary. The operations in Austria and Hungary for the ten-month period ended October 31, 2015, included in our consolidated income statements, were reclassified to the single line item “Discontinued operations.” See note 4.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.
(4)	“Caribbean TCL” refers to our operations acquired in the Caribbean, mainly in Trinidad and Tobago, Jamaica and Barbados as part of the purchase of TCL.
(5)	“Rest of South, Central America and the Caribbean” refers primarily to our operations in Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, excluding Caribbean TCL, Guatemala, and small ready-mix concrete operations in Argentina.
(6)	The “Rest of Asia, Middle East and Africa” segment includes the operations in the UAE and Israel. On May 26, 2016, we completed the sale of our operations in Bangladesh and Thailand. See “Item 4—Information on the Company—Our Corporate Structure—Rest of Asia, Middle East and Africa—Sale of our Operations in Rest of Asia, Middle East and Africa.” Our operations in Bangladesh and Thailand for the period from January 1, 2016 to May 26, 2016 and the year ended December 31, 2015 included in our consolidated income statements were reclassified to the single line item “Discontinued operations,” which includes, in 2016, a gain on sale of U.S.$24 million (Ps424 million). See note 4.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

On a consolidated basis, our cement sales volumes remained flat, with 68.3 million tons in 2016 and 68.5 million tons in 2017, and our ready-mix concrete sales volumes increased 1%, from 51.4 million cubic meters in 2016 to 51.7 cubic meters in 2017. Our net sales increased approximately 3%, from Ps249,945 million in 2016 to Ps258,131 in 2017, and our operating earnings before other expenses, net decreased 8%, from Ps35,543 million in 2016 to Ps32,571 in 2017.

The following tables present selected financial information of net sales and operating earnings before other expenses, net for each of our geographic segments for the years ended December 31, 2016 and 2017. The net sales information in the table below is presented before eliminations resulting from consolidation (including those shown in note 4.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report). Variations in net sales determined on the basis of Mexican Pesos include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Mexican Peso; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Mexican Pesos	Net Sales For the Year Ended
				2016	2017
	(in millions of Mexican Pesos)
Mexico	+9%	—	+9%	Ps 53,579	Ps 58,442
United States(2)	-2%	—	-2%	66,554	65,536
Europe
United Kingdom	-2%	-3%	-5%	21,153	20,179
France	+7%	+4%	+11%	14,535	16,162
Germany	+2%	+3%	+5%	9,572	10,056
Spain	+1%	+4%	+5%	6,563	6,870
Poland	+9%	+7%	+16%	4,799	5,552
Rest of Europe(3)	+16%	+3%	+19%	7,935	9,439
South, Central America and the Caribbean
Colombia	-17%	+3%	-14%	12,415	10,685
Panama	+4%	—	+4%	4,906	5,112
Costa Rica	+2%	-2%	—	2,818	2,805
Caribbean TCL(4)	—	—	—	—	4,332
Rest of South, Central America and the Caribbean(5)	+2%	+1%	+3%	11,378	11,716
Asia, Middle East and Africa
Philippines	-10%	-4%	-14%	9,655	8,296
Egypt	+4%	-48%	-44%	6,950	3,862
Rest of Asia, Middle East and Africa(6)	+13%	+1%	+14%	11,858	13,516
Others(7)	+29%	-10%	+19%	18,846	22,514

Net Sales from continuing operations before eliminations resulting from consolidation			+4%	Ps 263,516	Ps 275,074

Eliminations resulting from consolidation				(13,571)	(16,943)

Net sales from continuing operations			+3%	Ps 249,945	Ps 258,131

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Mexican Pesos	Operating Earnings (Loss) Before Other Expenses, Net For the Year Ended December 31,
				2016	2017
	(in millions of Mexican Pesos)
Mexico	+12%	—	+12%	Ps 16,866	Ps 18,969
United States(2)	+2%	-5%	-3%	4,573	4,452
Europe
United Kingdom	-28%	-3%	-31%	2,559	1,766
France	+69%	-4%	+65%	185	306
Germany	+89%	+74%	+163%	89	234
Spain	-275%	-20%	-295%	151	(294)
Poland	+11%	+4%	+15%	249	286
Rest of Europe(3)	+59%	+2%	+61%	481	775
South, Central America and the Caribbean
Colombia	-55%	+3%	-52%	3,486	1,659
Panama	-7%	-1%	-8%	1,830	1,688
Costa Rica	-9%	-2%	-11%	1,011	901
Caribbean TCL(4)	—	—	—	—	449
Rest of South, Central America and the Caribbean(5)	-6%	-6%	-12%	2,438	2,153
Asia, Middle East and Africa
Philippines	-58%	-2%	-60%	2,157	866
Egypt	-70%	-15%	-85%	1,915	295
Rest of Asia, Middle East and Africa(6)	+12%	+1%	+13%	1,318	1,492
Others(7)	+11%	-20%	-9%	(3,765)	(3,426)

Operating earnings before other expenses, net from continuing operations			-8%	Ps 35,543	Ps 32,571

“—” = Not Applicable

(1)	Represents the variation in local currency terms. For purposes of a geographic segment consisting of a region, the variation in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Europe, in which they are translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the change in Dollar terms (except for the Rest Europe region, in which they represent the change in Euros), net, in the region.
(2)	On January 31, 2017, one of CEMEX, S.A.B. de C.V.’s subsidiaries in the U.S. closed the sale of our Concrete Pipe Business to Quikrete for U.S.$500 million plus an additional U.S.$40 million contingent consideration based on future performance. Considering that we disposed of our entire concrete pipe division, the operations of the Concrete Pipe Business, as included in our consolidated income statements for the years ended December 31, 2015 and 2016 and for the one-month period ended January 31, 2017, were reclassified to the single line item “Discontinued Operations.” On June 30, 2017, one of our subsidiaries in the U.S. closed the divestment of its Pacific Northwest Materials Business, consisting of aggregates, asphalt and ready mix concrete operations in Oregon and Washington, to Cadman Materials for U.S.$150 million. Considering the disposal of our Pacific Northwest Materials Business, these operations, as included in our consolidated income statements for the years ended December 31, 2015, 2016 and 2017, were reclassified to the single line item “Discontinued Operations.” See note 4.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.
(3)

The “Rest of Europe” segment refers primarily to operations in the Czech Republic, Croatia and Latvia, as well as trading activities in Scandinavia and Finland. On October 31, 2015, we completed the sale of our operations in Austria and Hungary. The operations in Austria and Hungary for the ten-month period ended October 31, 2015, included in our consolidated income statements, were reclassified to the single line item “Discontinued operations.” See note 4.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.
(4)	“Caribbean TCL” refers to our TCL operations acquired in the Caribbean, mainly in Trinidad and Tobago, Jamaica and Barbados as part of the purchase of TCL.
(5)	“Rest of South, Central America and the Caribbean” refers primarily to our operations in Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, excluding Caribbean TCL, Guatemala, and small ready-mix concrete operations in Argentina.
(6)	The “Rest of Asia, Middle East and Africa” segment includes the operations in the UAE and Israel. On May 26, 2016, we completed the sale of our operations in Bangladesh and Thailand. See “Item 4—Information on the Company—Our Corporate Structure—Rest of Asia, Middle East and Africa—Sale of our Operations in Rest of Asia, Middle East and Africa.” Our operations in Bangladesh and Thailand for the period from January 1, 2016 to May 26, 2016 and the year ended December 31, 2015 included in our consolidated income statements were reclassified to the single line item “Discontinued operations,” which includes, in 2016, a gain on sale of U.S.$24 million (Ps424 million). See note 4.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.
(7)	The “Others” segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris N.V.), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business.

Net sales. Our consolidated net sales increased 3%, from Ps249,945 million in 2016 to Ps258,131 million in 2017. The increase was primarily attributable to higher prices for our products, in local currency terms, in our Mexico, the United States and Europe regions, as well as higher cement volumes in our United States, Europe and Asia, Middle East and Africa regions. Set forth below is a quantitative and qualitative analysis of the various factors affecting our net sales on a geographic segment basis. The discussion of volume data and net sales information below is presented before eliminations resulting from consolidation as described in note 4.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

Mexico

Our domestic cement sales volumes from our operations in Mexico decreased approximately 4% in 2017 compared to 2016, and ready-mix concrete sales volumes decreased 3% over the same period. Our net sales from our operations in Mexico represented 21% of our total net sales for the year ended December 31, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. The decrease in domestic sales volumes was primarily attributable to the continued implementation of our value-before-volume strategy. Our cement export volumes from our operations in Mexico, which represented approximately 4% of our Mexican cement sales volumes for the year ended December 31, 2017, increased approximately 20% in 2017 compared to 2016. Of our total cement export volumes from our operations in Mexico during 2017, 53% was shipped to the United States, 2% to Costa Rica and 45% to our Rest of South, Central America and the Caribbean region. Our average sales price of domestic cement from our operations in Mexico increased 16%, in Mexican Peso terms, in 2017 compared to 2016, and our average sales price of ready-mix concrete increased 10%, in Mexican Peso terms, over the same period. For the year ended December 31, 2017, cement represented 59%, ready-mix concrete 21% and our aggregates and other businesses 20% of our net sales in Mexican Peso terms from our operations in Mexico before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement and ready-mix concrete sales prices, partially offset by decreases in domestic cement and ready-mix concrete sales volumes, our net sales in Mexico, in Mexican Peso terms, increased 9% in 2017 compared to 2016.

United States

Our domestic cement sales volumes from our operations in the United States decreased approximately 6% in 2017 compared to 2016, and ready-mix concrete sales volumes decreased 2% over the same period. The decreases in the domestic cement and ready mix concrete sales volume of our operation in the United States were mainly driven by the sale to an affiliate of GCC of certain assets consisting in a cement plant in Odessa, Texas, two cement terminals and the building materials business in El Paso, Texas and Las Cruces, New Mexico and the sale of the Fairborn, Ohio cement plant and cement terminal in Columbus, Ohio to Eagle Materials. The operations of the net assets sold to GCC and Eagle Materials did not represent discontinued operations and were consolidated by CEMEX line-by-line in the income statements for 2015, 2016 and 2017. See note 4.3 to our 2017 audited consolidated financial statements included elsewhere in this annual report. In the residential sector, activity accelerated supported by single-family construction and improvements. In the industrial-and-commercial sector, national contract awards declined during 2017; however, awards in our key states increased, including in Florida and Texas. Our operations in the United States represented 24% of our total net sales for the year ended December 31, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our average domestic cement sales prices of our operations in the United States increased 3%, in Dollar terms, in 2017 compared to 2016, and our average ready-mix concrete sales price increased 1%, in Dollar terms, over the same period. For the year ended December 31, 2017, cement represented 33%, ready-mix concrete 42% and our aggregates and other businesses 25% of net sales in Mexican Peso terms from our operations in the United States before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increases in domestic cement and ready-mix concrete sales prices, net sales from our operations in the United States, in Dollar terms, decreased 2% in 2017 compared to 2016.

Europe

In 2017, our operations in the Europe region consisted of our operations in the United Kingdom, France, Germany, Spain and Poland, which represent the most significant operations in this region, in addition to the Rest of Europe, which refers primarily to operations in the Czech Republic, Croatia and Latvia, as well as trading activities in Scandinavia and Finland. Our net sales from our operations in the Europe region represented 25% of our total net sales for the year ended December 31, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2017, our operations in the Europe region represented 20% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Europe region.

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom decreased approximately 6% in 2017 compared to 2016, and ready-mix concrete sales volumes decreased 2% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes resulted primarily from a high base of comparison due to non-recurring industry sales in 2016, as well as softening market conditions due to political uncertainty. The residential sector was the main driver of demand during 2017, supported by government’s help-to-buy program. Our operations in the United Kingdom represented approximately 7% of our total net sales for the year ended December 31, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the United Kingdom increased 1%, in Pound terms, in 2017 compared to 2016, and our average sales price of ready-mix concrete remained flat, in Pound terms, over the same period. For the year ended December 31, 2017, cement represented 17%, ready-mix concrete 26% and our aggregates and other businesses 57% of net sales in Mexican Peso terms from our operations in the United Kingdom before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by an increase in our sales prices of domestic cement, net sales from our operations in the United Kingdom, in Pound terms, decreased 2% in 2017 compared to 2016.

France

Our ready-mix concrete sales volumes from our operations in France increased approximately 7% in 2017 compared to 2016. Volume growth during the full year reflects continued activity in the residential sector, as well as “Grand Paris”-related projects. The residential sector was supported by low interest rates and government’s initiatives including a buy-to-let program and zero-rate loans for first time buyers. Our operations in France represented approximately 6% of our total net sales for the year ended December 31, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in France increased 1%, in Euro terms, in 2017 compared to 2016. For the year ended December 31, 2017, ready-mix concrete represented 67% and our aggregates and other businesses 33% of net sales in Mexican Peso terms from our operations in France before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in ready-mix concrete sales volumes and sales prices, net sales from our operations in France, in Euro terms, increased 7% in 2017 compared to 2016.

Germany

Our domestic cement sales volumes from our operations in Germany increased 15% in 2017 compared to 2016, and ready-mix concrete sales volumes decreased 3% over the same period. Cement volume growth during the year reflects our participation in infrastructure projects and strong demand from the residential sector. The infrastructure sector benefited from increased central government spending, while the residential sector continued to benefit from low unemployment and mortgage rates, rising purchasing power as well as ongoing immigration. Our operations in Germany represented 4% of our total net sales for the year ended December 31, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Germany, which represented 30% of our Germany cement sales volumes for the year ended December 31, 2017, decreased 19% in 2017 compared to 2016. Of our total cement export volumes from our operations in Germany during 2017, 23% were to Poland and 77% were to Our Rest of Europe region. Our average sales price of domestic cement from our operations in Germany remained flat, in Euro terms, in 2017 compared to 2016, and our average sales price of ready-mix concrete increased 2%, in Euro terms, over the same period. For the year ended December 31, 2017, cement represented 28%, ready-mix concrete 37% and our aggregates and other businesses 35% of net sales in Mexican Peso terms from our operations in Germany before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increase in domestic cement sales volumes and ready-mix concrete sales prices, partially offset by the decreases in ready-mix concrete sales volumes, net sales from our operations in Germany, in Euro terms, increased 2% in 2017 compared to 2016.

Spain

Our domestic cement sales volumes from our operations in Spain increased 28% in 2017 compared to 2016, while ready-mix concrete sales volumes increased 4% over the same period. Our cement volume growth during the year reflects favorable activity from the residential and the industrial-and-commercial sectors. The residential sector benefited from favorable credit conditions, income increases, job creation, and pent-up housing demand. The industrial-and-commercial sector was supported by offices, tourism and agricultural projects. Our operations in Spain represented 2% of our total net sales for the year ended December 31, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Spain, which represented 27% of our Spain cement sales volumes for the year ended December 31, 2017, decreased approximately 19% in 2017 compared to 2016. Of our total cement export volumes from our operations in Spain during 2017, 4% were to the South, Central America and the Caribbean region, 33% were to the United States, 9% were to the United Kingdom, 1% were to Poland, 7% were to the Rest of Europe region and 46% were to the Rest of Asia, Middle East and Africa region. Our average sales price of domestic cement of our operations in Spain decreased 4%, in Euro terms, in 2017 compared to 2016, and our average sales price of ready-mix concrete increased 6%, in Euro terms, over the same period. For the year ended December 31, 2017, cement represented 75%, ready-mix concrete 13% and our aggregates and other businesses 12% of net sales in Mexican Peso terms from our operations in Spain before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement and ready-mix concrete sales volumes and ready-mix concrete sales prices, partially offset by decreases in domestic cement sales prices, net sales from our operations in Spain, in Euro terms, increased 1% in 2017 compared to 2016.

Poland

Our domestic cement sales volumes from our operations in Poland increased 5% in 2017 compared to 2016, while ready-mix concrete sales volumes increased 5% over the same period. The residential sector continued with favorable trends supported by low interest rates, low unemployment and governmental sponsored programs. Our operations in Poland represented 2% of our total net sales for the year ended December 31, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Poland, which represented 3% of our Poland cement sales volumes for the year ended December 31, 2017, decreased 25% in 2017 compared to 2016. Of our total cement export volumes from our operations in Poland during 2017, 26% were to the Germany and 74% were to our Rest of Europe region. Our average sales price of domestic cement of our operations in Poland increased 3%, in Polish Zloty terms, in 2017 compared to 2016, and our average sales price of ready-mix concrete increased 1%, in Polish Zloty terms, over the same period. For the year ended December 31, 2017, cement represented 48%, ready-mix concrete 38% and our aggregates and other businesses 14% of net sales in Mexican Peso terms from our operations in Poland before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement sales volumes and sales prices, and ready-mix concrete sale volumes and sales prices, net sales from our operations in Poland, in Polish Zloty terms, increased 9% in 2017 compared to 2016.

Rest of Europe

Our domestic cement sales volumes from our operations in the Rest of Europe increased 9% in 2017 compared to 2016, and ready-mix concrete sales volumes increased 12% over the same period. Our cement export volumes from our operations in the Rest of Europe segment, which represented 29% of our Rest of Europe cement sales volumes for the year ended December 31, 2017, increased 33% in 2017 compared to 2016. Of our total cement export volumes from our operations in Rest of Europe during 2017, 9% were to the Germany, 8% were to Spain, 2% were to Poland, 57% were within the region, 19% were to the Asia, Middle East and Africa region and 5% were to our Rest of South, Central and the Caribbean region. Our net sales from our operations in the Rest of Europe represented 4% of our total net sales for the year ended December 31, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Rest of Europe remained flat, in Euro terms, in 2017 compared to 2016, and our average sales price of ready-mix concrete increased 4%, in Euro terms, over the same period. For the year ended December 31, 2017, cement represented 60%, ready-mix concrete 26% and our aggregates and other businesses 14% of net sales in Mexican Peso terms from our operations in the Rest of Europe before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement sales volumes and ready-mix concrete sales volumes and ready-mix concrete sales prices, net sales in the Rest of Europe, in Euro terms, increased 16% in 2017 compared to 2016.

South, Central America and the Caribbean

In 2017, our operations in the SAC region consisted of our operations in Colombia, Panama and Costa Rica, as well as, our Caribbean TCL operations, which refers to TCL’s operations in Barbados, Jamaica and Trinidad and Tobago, which represent our most significant operations in this region, and the Rest of South, Central America and the Caribbean, which refers primarily to operations in Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, excluding our Caribbean TCL segment, Guatemala, and small ready-mix concrete operations in Argentina. Some of these trading operations in the Caribbean region consist of the resale of cement produced by our operations in Mexico. Our net sales from our operations in the SAC region represented 13% of our total net sales in Mexican Peso terms for the year ended December 31, 2017, before eliminations resulting from consolidation. As of December 31, 2017, our operations in the SAC region represented 10% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the SAC region.

Colombia

Our domestic cement sales volumes from our operations in Colombia decreased 6% in 2017 compared to 2016, and ready-mix concrete sales volumes decreased 13% over the same period. The decreases in domestic cement sales volumes and in ready-mix concrete sales volumes was primarily due to weak demand from industrial and commercial projects, as well as from high and middle-income housing developments. Our net sales from our operations in Colombia represented approximately 4% of our total net sales for the year ended December 31, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Colombia decreased 19%, in Colombian Peso terms, in 2017 compared to 2016, and our average sales price of ready-mix concrete decreased 2%, in Colombian Peso terms, over the same period. For the year ended December 31, 2017, cement represented 49%, ready-mix concrete 28% and our aggregates and other businesses 23% of our net sales in Mexican Peso terms from our operations in Colombia before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes and sales prices, net sales of our operations in Colombia, in Colombian Peso terms, decreased 17% in 2017 compared to 2016.

Panama

Our domestic cement sales volumes from our operations in Panama increased approximately 3% in 2017 compared to 2016, and ready-mix concrete sales volumes increased approximately 9% over the same period. Our net sales from our operations in Panama represented 2% of our total net sales for the year ended December 31, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement and the ready-mix concrete from our operations in Panama remained flat in Dollar terms, in 2017 compared to 2016. For the year ended December 31, 2017, cement represented 62%, ready-mix concrete 28% and our aggregates and other businesses 10% of our net sales in Mexican Peso terms from our operations in Panama before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement and ready-mix concrete sales volumes, net sales of our operations in Panama, in Dollar terms, increased 4% in 2017 compared to 2016.

Costa Rica

Our domestic cement sales volumes from our operations in Costa Rica increased 3% in 2017 compared to 2016, and ready-mix concrete sales volumes increased 11% over the same period. Our cement export volumes from our operations in Costa Rica, which represented 26% of cement sales volumes from our operations in Costa Rica for the year ended December 31, 2017, decreased 11% in 2017 compared to 2016. All of our total cement exports from our operations in Costa Rica during 2017 were to the Rest of South, Central America and the Caribbean region. Our net sales from our operations in Costa Rica represented approximately 1% of our total net sales for the year ended December 31, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Costa Rica decreased approximately 3%, in Costa Rican Colones terms, in 2017 compared to 2016, and our average sales price of ready-mix concrete decreased 10%, in Costa Rican Colones terms, over the same period. For the year ended December 31, 2017, cement represented 77%, ready-mix concrete 14% and our aggregates and other businesses 9% of our net sales from our operations in Mexican Peso terms before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement and ready-mix concrete sales volumes, partially offset by the decreases in domestic cement and ready-mix concrete sales prices, net sales of our operations in Costa Rica, in Costa Rican Colones terms, increased 2% in 2017 compared to 2016.

Caribbean TCL

Our net sales from our operations in Caribbean TCL represented 2% of our total net sales for the year ended December 31, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Caribbean TCL segment represented 16% of our Caribbean TCL cement sales volumes for the year ended December 31, 2017. All of our total cement exports from our operations in Caribbean TCL during 2017 were to the Rest of South, Central America and the Caribbean region. For the year ended December 31, 2017, cement represented 94%, ready-mix concrete 1% and our other businesses 5% of net sales in Mexican Peso terms from our operations in Caribbean TCL before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

Rest of South, Central America and the Caribbean

Our domestic cement volumes from our operations in the Rest of South, Central America and the Caribbean increased 1% in 2017 compared to 2016, and ready-mix concrete sales volumes increased 1% over the same period. Our cement export volumes from our operations in the Rest of South, Central America and the Caribbean segment, which represented 9% of our Rest of South, Central America and the Caribbean cement sales volumes for the year ended December 31, 2017, decreased 21% in 2017 compared to 2016. Of our total cement export volumes from our operations in Rest of South, Central America and the Caribbean during 2017, 90% were within the same region and 10% were to the Rest of Europe region. Our net sales from our operations in the Rest of South, Central America and the Caribbean represented 4% of our total net sales for the year ended December 31, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Rest of South, Central America and the Caribbean increased 4% in Dollar terms, in 2017 compared to 2016, and our average sales price of ready-mix concrete decreased 6%, in Dollar terms, over the same period. For the year ended December 31, 2017, cement represented 86%, ready-mix concrete 10% and our other businesses 4% of net sales in Mexican Peso terms from our operations in the Rest of South, Central America and the Caribbean before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement sales volumes and sales prices and ready-mix concrete sales volumes, partially offset by the decrease in ready-mix concrete sales prices, net sales of our operations in the Rest of South, Central America and the Caribbean, in Dollar terms, increased 2% in 2017 compared to 2016.

Asia, Middle East and Africa

For the year ended December 31, 2017, our operations in the Asia, Middle East and Africa region consisted of our operations in the Philippines and Egypt, which represent the most significant operations in this region, in addition to the Rest of Asia, Middle East and Africa, which refers primarily to operations in the UAE and Israel. Our net sales from our operations in the Asia, Middle East and Africa region represented 9% of our total net sales for the year ended December 31, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2017, our operations in the Asia, Middle East and Africa region represented 5% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Asia, Middle East and Africa region.

The Philippines

Our domestic cement sales volumes from our operations in the Philippines remained flat in 2017 compared to 2016, and ready-mix concrete sales volumes decreased 58% over the same period. The steadiness in our domestic cement sales volumes resulted primarily from a moderation in cement consumption, especially in infrastructure, due to the post-election government transition. Our cement export volumes from our operations in the Philippines, which represented less than 1% of our Philippines cement sales volumes for the year ended December 31, 2017, decreased 1% in 2017 compared to 2016. All of our total cement exports from our operations in Philippines during 2017 were to the Rest of Asia, Middle East and Africa region. Our net sales from our operations in the Philippines represented 3% of our total net sales for the year ended December 31, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Philippines decreased 10% in Philippine Peso terms, in 2017 compared to 2016 and our average sales price of ready-mix concrete increased 16%, in Philippine Peso terms, over the same period. For the year ended December 31, 2017, cement represented 97% and our ready-mix concrete and other businesses 3% of our net sales in Mexican Peso terms from our operations in the Philippines before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement sales prices, net sales of our operations in the Philippines, in Philippine Peso terms, decreased 10% in 2017 compared to 2016.

Egypt

Our domestic cement sales volumes from our operations in Egypt decreased 6% in 2017 compared to 2016, while ready-mix concrete sales volumes decreased 4% over the same period. Government projects related to the Suez Canal tunnels and low-income housing continued to drive cement demand during the year. Our net sales from our operations in Egypt represented 1% of our total net sales for the year ended December 31, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement increased 10%, in Egyptian Pound terms, in 2017 compared to 2016, and our average sales price of ready-mix concrete decreased 3%, in Egyptian Pound terms, over the same period. For the year ended December 31, 2017, cement represented 83%, ready-mix concrete 12% and our aggregates and other businesses 5% of net sales in Mexican Peso terms from our operations in Egypt before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increase in domestic cement sales prices, partially offset by a decreases in ready-mix concrete sales volumes and sales prices and in domestic cement sales volumes, our net sales in Egypt, in Egyptian Pound terms, increased 4% in 2017 compared to 2016.

Rest of Asia, Middle East and Africa

Our domestic cement sales volumes from our operations in the Rest of Asia, Middle East and Africa increased 46% in 2017 compared to 2016, and ready-mix concrete sales volumes increased 10% over the same period. Our cement export volumes from our operations in Rest of Asia, Middle East and Africa, which represented 14% of our Rest of Asia, Middle East and Africa cement sales volumes for the year ended December 31, 2017, decreased approximately 87% in 2017 compared to 2016. All of our total cement exports from our operations in the region during 2017 were within the same operations region. Our net sales from our operations in our Rest of Asia, Middle East and Africa segment represented 5% of our total net sales for the year ended December 31, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement increased 3%, in Dollar terms, in 2017 compared to 2016, and the average sales price of ready-mix concrete increased 5%, in Dollar terms, over the same period. For the year ended December 31, 2017, cement represented 5%, ready-mix concrete 65% and our other businesses 30% of net sales from our operations in the Rest of Asia, Middle East and Africa before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement sales volumes and prices and in ready-mix concrete sales volumes and prices, net sales from our operations in the Rest of Asia, Middle East and Africa, in Dollar terms, increased 13% in 2017 compared to 2016.

Others

Our Others segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris N.V.), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business. Net sales from our Others segment increased 29% before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable, in 2017 compared to 2016, in Dollar terms. The increase resulted primarily from an increase in our worldwide cement volume of our trading operations and a sales increase in our information technology solutions company. For the year ended December 31, 2017, our information technology solutions company represented 30% and our trading operations represented 37% of our net sales in our Others segment, in Dollar terms.

Cost of Sales. Our cost of sales, including depreciation, increased 6% from Ps160,433 million in 2016 to Ps169,534 million in 2017. As a percentage of net sales, cost of sales increased from 64.2% in 2016 to 65.8% in 2017. The increase in cost of sales as a percentage of net sales was mainly driven by higher energy costs. Our cost of sales includes freight expenses of raw materials used in our producing plants.

Gross Profit. For the reasons explained above, our gross profit decreased 1% from Ps89,512 million in 2016 to Ps88,597 million in 2017. As a percentage of net sales, gross profit decreased from 35.8% in 2016 to 34.2% in 2017. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described below, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within operating expenses as part of distribution and logistic expenses.

Operating expenses. Our operating expenses, which are represented by administrative, selling and distribution and logistics expenses, increased 4%, from Ps53,969 million in 2016 to Ps56,026 million in 2017. As a percentage of net sales, operating expenses remained flat at 21.6% in 2016 and 2017. Our operating expenses include expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sale, which are included as part of the operating expenses, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sale and the customers’ facilities, which are included as part of the line item “Distribution and logistic expenses.” For the years ended December 31, 2016 and 2017, selling expenses included as part of the line item “Operating expenses” amounted to Ps6,974 million and Ps6,450 million, respectively. As discussed above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution and logistic expenses, which in aggregate represented costs of Ps26,245 million in 2016 and Ps28,495 million in 2017. As a percentage of net sales, distribution and logistics expenses increased from 10.5% in 2016 to 11.0% in 2017.

Operating Earnings Before Other Expenses, Net

For the reasons mentioned above, our operating earnings before other expenses, net decreased 8% from Ps35,543 million in 2016 to Ps32,571 million in 2017. As a percentage of net sales, operating earnings before other expenses, net decreased from 14.2% in 2016 to 12.6% in 2017. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a geographic segment basis.

Mexico

Our operating earnings before other expenses, net, from our operations in Mexico increased 12% in 2017 compared to 2016, in Mexican Peso terms, from operating earnings before other expenses, net, of Ps16,866 million in 2016 to operating earnings before other expenses, net, of Ps18,969 million in 2017. Our operating earnings before other expenses from our operations in Mexico represented 58% of our total operating earnings before other expenses for the year ended December 31, 2017, in Mexican Peso terms. The increase resulted primarily from the increase in our net sales and the continued implementation of our value-before-volume strategy.

United States

Our operating earnings before other expenses, net, from our operations in the United States increased 2% in 2017 compared to 2016, in Dollar terms. Our operating earnings before other expenses from our operations in the United States represented 14% of our total operating earnings before other expenses for the year ended December 31, 2017, in Mexican Peso terms. The increase in operating earnings before other expenses, net resulted primarily from the value-before-volume strategy partially offset by a decrease in our net sales.

Europe

United Kingdom. Our operating earnings before other expenses, net, from our operations in the United Kingdom decreased 28% in 2017 compared to 2016 in Pound terms. Our operating earnings before other expenses from our operations in the United Kingdom represented 5% of our total operating earnings before other expenses for the year ended December 31, 2017, in Mexican Peso terms. The decrease resulted primarily from a decrease in our net sales.

France. Our operating earnings before other expenses, net, from our operations in France increased 69% in 2017 compared to 2016 in Euro terms. Our operating earnings before other expenses from our operations in France represented 1% of our total operating earnings before other expenses for the year ended December 31, 2017, in Mexican Peso terms. The increase in our operating earnings before other expenses, net in France resulted primarily from an increase in our net sales.

Germany. Our operating earnings before other expenses, net, from our operations in Germany increased 89% in 2017 compared to 2016 in Euro terms. Our operating earnings before other expenses from our operations in Germany represented 1% of our total operating earnings before other expenses for the year ended December 31, 2017, in Mexican Peso terms. The increase resulted primarily from an increase in net sales.

Spain. Our operating earnings before other expenses, net, from our operations in Spain decreased significantly in 2017 compared to 2016 in Euro terms. Our operating loss before other expenses from our operations in Spain represented a negative impact of 1% of our total operating earnings before other expenses for the year ended December 31, 2017, in Mexican Peso terms. The decrease in the operating earnings before other expenses, net, resulted primarily from higher energy costs, partially offset by an increase in our net sales.

Poland. Our operating earnings before other expenses, net, from our operations in Poland increased 11% in 2017 compared to 2016 in Polish Zloty terms. Our operating earnings before other expenses from our operations in Poland represented 1% of our total operating earnings before other expenses for the year ended December 31, 2017, in Mexican Peso terms. The increase in the operating earnings before other expenses, net, resulted primarily from an increase in our net sales.

Rest of Europe. Our operating earnings before other expenses, net, from our operations in the Rest of Europe increased 59% in 2017 compared to 2016 in Euro terms. Our operating earnings before other expenses from our operations in the Rest of Europe region represented 2% of our total operating earnings before other expenses for the year ended December 31, 2017, in Mexican Peso terms. The increase resulted primarily from an increase in our net sales driven by improved economic fundamentals that supported volume growth for our three core products.

South, Central America and the Caribbean

Colombia. Our operating earnings before other expenses, net, from our operations in Colombia decreased 55% in 2017 compared to 2016 in Colombian Peso terms. Our operating earnings before other expenses from our operations in Colombia represented 5% of our total operating earnings before other expenses for the year ended December 31, 2017, in Mexican Peso terms. The decrease resulted primarily from a decrease in net sales affected by weak demand from industrial and commercial projects, as well as from high and middle-income housing developments.

Panama. Our operating earnings before other expenses, net, from our operations in Panama decreased 7% in 2017 compared to 2016 in Dollar terms. Our operating earnings before other expenses from our operations in Panama represented 5% of our total operating earnings before other expenses for the year ended December 31, 2017, in Mexican Peso terms. The decrease resulted primarily from a slowdown in the high-income residential and industrial-and-commercial sectors and higher fuel costs, partially offset by an increase in our net sales.

Costa Rica. Our operating earnings before other expenses, net, from our operations in Costa Rica decreased 9% in 2017 compared to 2016 in Costa Rican Colones terms. Our operating earnings before other expenses from our operations in Costa Rica represented 3% of our total operating earnings before other expenses for the year ended December 31, 2017, in Mexican Peso terms. The decrease resulted primarily from higher energy costs, partially offset by an increase in our net sales.

Caribbean TCL. Our operating earnings before other expenses from our Caribbean TCL operations represented 1% of our total operating earnings before other expenses for the year ended December 31, 2017, in Mexican Peso terms.

Rest of South, Central America and the Caribbean. Our operating earnings before other expenses, net, from our operations in the Rest of South, Central America and the Caribbean decreased 6% in 2017 compared to 2016 in Dollar terms. Our operating earnings before other expenses from our operations in the Rest of South, Central America and the Caribbean region represented 7% of our total operating earnings before other expenses for the year ended December 31, 2017, in Mexican Peso terms. The decrease resulted primarily from a slowdown in construction activity for new projects in Nicaragua, partially offset by an increase in our net sales in the rest of the region.

Asia, Middle East and Africa

The Philippines. Our operating earnings before other expenses, net, from our operations in the Philippines decreased 58% in 2017 compared to 2016 in Philippine Peso terms. Our operating earnings before other expenses from our operations in the Philippines represented 3% of our total operating earnings before other expenses for the year ended December 31, 2017, in Mexican Peso terms. The decrease resulted primarily from a decrease in net sales and by an increase in our energy and distribution costs.

Egypt. Our operating earnings before other expenses, net, from our operations in Egypt decreased 70% in 2017 compared to 2016 in Egyptian Pound terms. Our operating earnings before other expenses from our operations in Egypt represented 1% of our total operating earnings before other expenses for the year ended December 31, 2017, in Mexican Peso terms. The decrease resulted primarily from higher fuel and electricity costs, partially offset by an increase in our net sales.

Rest of Asia, Middle East and Africa. Our operating earnings before other expenses, net, from our operations in the Rest of Asia, Middle East and Africa increased 12%, in 2017 compared to 2016 in Dollar terms. Our operating earnings before other expenses from our operations in the Rest of Asia, Middle East and Africa region represented 5% of our total operating earnings before other expenses for the year ended December 31, 2017, in Mexican Peso terms. The increase resulted primarily from an increase in our net sales.

Others. Our operating loss before other expenses, net, from our operations in our Others segment increased 11% in 2017 compared to 2016 in Dollar terms. The increase in our operating loss resulted primarily from an increase in our operating cost from our other segment partially offset by an increase in our net sales.

Other Expenses, Net. Our other expenses, net, increased by Ps2,145, in Mexican Peso terms, from an expense of Ps1,670 million in 2016 to an expense of Ps3,815 million in 2017. The increase in 2017 resulted primarily from goodwill impairment related to our operating segment in Spain, in addition to an expense recognized for a penalty imposed by the SIC in Colombia in connection with a market investigation, partially offset by the results from the sale of assets and lower impairment losses on property, machinery and equipment as compared to the prior year, net of other items. As a percentage of net sales, other expenses, net, increased from 0.7% in 2016 to 1.5% in 2017. See notes 6, 13.2, 14, 15 and 24.1 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

The most significant items included under this caption for the years ended December 31, 2016 and 2017 are as follows:

	For the Year Ended December 31,
	2016	2017
	(in millions of Mexican Pesos)
Impairment losses	Ps (2,518)	Ps (2,936)
Restructuring costs	(778)	(843)
Charitable contributions	(93)	(127)
Results from the sale of assets and others, net	1,719	91

	Ps (1,670)	Ps (3,815)

Financial expense. Our financial expense decreased 10%, from Ps21,487 million in 2016 to Ps19,301 million in 2017, primarily attributable to lower interest rates on our financial debt as well as a decrease in our financial debt during 2017 compared to 2016, partially offset by higher premium payments during 2017 compared to 2016. See notes 16.1 and 16.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

Financial income (expense) and other items, net. Our financial income (expense) and other items, net, in Mexican Peso terms, decreased 19%, from Ps4,489 million in 2016 to Ps3,616 million in 2017, mainly as a result of foreign exchange results, which decreased significantly, from a gain of Ps5,004 million in 2016 to a loss of Ps26 million in 2017, primarily attributable to the fluctuation of the Mexican Peso versus the U.S. Dollar, partially offset by a gain in the sale and remeasurement of associates of Ps4,164. See notes 7 and 16.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

The most significant items included under this caption for the years ended December 31, 2016 and 2017 are as follows:

	For the Year Ended December 31,
	2016	2017
	(in millions of Mexican Pesos)
Financial income (expense) and other items, net:
Results from sale of associates and re-measurement of previously held interest before change in control of associates	—	4,164
Financial income	402	338
Results from financial instruments	113	161
Foreign exchange results	5,004	(26)
Effects of net present value on assets and liabilities and others, net	(1,030)	(1,021)

	Ps 4,489	Ps 3,616

Income Taxes. Our income tax effect in the income statements, which is primarily comprised of current income taxes plus deferred income taxes, decreased 83% from an expense of Ps3,125 million in 2016 to an expense of Ps520 million in 2017.

The decrease in the income tax expense is mainly attributable to our deferred income taxes during the period, which increased from deferred tax revenue of Ps331 in 2016 to deferred tax revenue of Ps2,938 in 2017. Such increase resulted primarily from the recognition of deferred income tax assets related to our operations in the United States due to revised and improved projections of taxable revenue in the future determined in 2017 as compared to 2016, net of the decrease in such deferred income tax assets in the United States regarding the Tax Cuts and Jobs Act enacted on December 22, 2017, which reduced the U.S. statutory federal tax rate from 35% to 21%. This net increase in deferred tax assets in the United States was partially offset by increases in the deferred income tax expense from our other operations during 2017 as compared to 2016. Our current income tax expense remained flat in 2017 as compared to 2016. See notes 19.1, 19.2 and 19.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

For each of the years ended December 31, 2016 and 2017, our statutory income tax rate in Mexico was 30%. Our average effective tax rate in 2016, which is determined as described below, resulted in an income tax rate of 17.8%, considering earnings before income tax of Ps17,563 million, and our average effective tax rate in 2017 resulted in an income tax rate of 3.8%, considering earnings before income tax of Ps13,659 million. Our average effective tax rate equals the net amount of income tax expense divided by income before income taxes, as these line items are reported in our consolidated income statements. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—Certain tax matters may have an adverse effect on our cash flow, financial condition and net income” and note 19.3 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

Net Income from continuing operations. For the reasons described above, our net income from continuing operations for 2017 decreased 9% from a net income from continuing operations of Ps14,438 million in 2016 to a net income from continuing operations of Ps13,139 million in 2017.

Discontinued operations. For the years ended December 31, 2016 and 2017, our discontinued operations included in our consolidated income statements amounted to Ps768 million and Ps3,499 million, respectively. As a percentage of net sales, discontinued operations, net of tax, represented 0.3% for the year ended as of December 31, 2016 and 1.4% for the year ended as of December 31, 2017. See note 4.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

Consolidated Net Income. For the reasons described above, our consolidated net income (before deducting the portion allocable to non-controlling interest) for 2017 increased 9%, from a consolidated net income of Ps15,206 million in 2016 to a consolidated net income of Ps16,638 million in 2017.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries. Non-controlling interest net income increased 21%, from an income of Ps1,173 million in 2016 to an income of Ps1,417 million in 2017, primarily attributable to an increase in the net income of the consolidated entities in which others have a non-controlling interest. See note 20.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

Controlling Interest Net Income. Controlling interest net income represents the difference between our consolidated net income and non-controlling interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-associated third parties hold interests. For the reasons described above, our controlling interest net income increased 8%, from a controlling interest net income of Ps14,033 million in 2016 to Ps15,221 million in 2017.

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

The table below and the other volume data presented by geographic segment in this “Year Ended December 31, 2016 Compared to Year Ended December 31, 2015” section are presented before eliminations resulting from consolidation (including those shown on note 4.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report).

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Sales Prices in Local Currency(1)
Geographic Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
Mexico	+4%	-3%	+22%	+18%	+8%
United States(2)	+2%	-1%	—	+4%	+1%
Europe
United Kingdom	+7%	-3%	—	+2%	+2%
France	—	+4%	—	—	-3%
Germany	Flat	+2%	-6%	-2%	+1%
Spain	-3%	+2%	-12%	-2%	-5%
Poland	-1%	+7%	-38%	-3%	-4%
Rest of Europe(3)	+1%	-1%	-43%	-2%	Flat
South, Central America and the Caribbean
Colombia	Flat	-8%	—	+1%	+4%
Panama	-14%	-3%	—	+2%	-4%
Costa Rica	-12%	-9%	+18%	-3%	+2%
Rest of South, Central America and the Caribbean(4)	+7%	-31%	-29%	-5%	-9%
Asia, Middle East and Africa
Philippines	+1%	+11%	-7%	+1%	+2%
Egypt	+2%	-3%	—	+3%	+6%
Rest of Asia, Middle East and Africa(5)	-44%	Flat	+76%	Flat	+3%

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
(2)	On January 31, 2017, one of CEMEX, S.A.B. de C.V.’s subsidiaries in the U.S. closed the sale of our Concrete Pipe Business to Quikrete for U.S.$500 million plus an additional U.S.$40 million contingent consideration based on future performance. Considering that we disposed of our entire concrete pipe division, the operations of the Concrete Pipe Business, as included in our consolidated income statements for the years ended December 31, 2015 and 2016 and for the one-month period ended January 31, 2017, were reclassified to the single line item “Discontinued Operations.” On June 30, 2017, one of our subsidiaries in the U.S. closed the divestment of its Pacific Northwest Materials Business, consisting of aggregates, asphalt and ready mix concrete operations in Oregon and Washington, to Cadman Materials for U.S.$150 million. Considering the disposal of our Pacific Northwest Materials Business, these operations, as included in our consolidated income statements for the years ended December 31, 2015, 2016 and 2017, were reclassified to the single line item “Discontinued Operations.” See note 4.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.
(3)	The “Rest of Europe” segment refers primarily to operations in the Czech Republic, Croatia and Latvia, as well as trading activities in Scandinavia and Finland. On October 31, 2015, we completed the sale of our operations in Austria and Hungary. The operations in Austria and Hungary for the ten-month period ended October 31, 2015, included in our consolidated income statements, were reclassified to the single line item “Discontinued operations.” See notes 2.1 and 4.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.
(4)	“Rest of South, Central America and the Caribbean” refers primarily to our operations in Puerto Rico, the Dominican Republic, Jamaica, Nicaragua and other countries in the Caribbean, excluding Caribbean TCL, Guatemala, and small ready-mix concrete operations in Argentina.
(5)	The “Rest of Asia, Middle East and Africa” segment includes the operations in the UAE and Israel. On May 26, 2016, we completed the sale of our operations in Bangladesh and Thailand. See “Item 4—Information on the Company—Our Corporate Structure—Rest of Asia, Middle East and Africa—Sale of our Operations in Rest of Asia, Middle East and Africa.” Our operations in Bangladesh and Thailand for the period from January 1, 2016 to May 26, 2016 and the year ended December 31, 2015 included in our consolidated income statements were reclassified to the single line item “Discontinued operations,” which includes, in 2016, a gain on sale of U.S.$24 million (Ps424 million). See note 4.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

On a consolidated basis, our cement sales volumes remained relatively flat at 68.2 million tons in 2015 and 68.3 million tons in 2016, and our ready-mix concrete sales volumes decreased 1%, from 51.8 million cubic meters in 2015 to 51.4 million cubic meters in 2016. Our net sales increased 14%, from Ps219,299 million in 2015 to Ps249,945 million in 2016, and our operating earnings before other expenses, net increased 32%, from Ps26,876 million in 2015 to Ps35,543 million in 2016.

The following tables present selected financial information of net sales and operating earnings before other expenses, net for each of our geographic segments for the years ended December 31, 2016 and 2015. The net sales information in the table below is presented before eliminations resulting from consolidation (including those shown in note 4.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report). Variations in net sales determined by Mexican Pesos include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Mexican Peso; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Mexican Pesos	Net Sales For the Year Ended
				2015	2016
	(in millions of Mexican Pesos)
Mexico	+7%	—	+7%	Ps 50,260	Ps 53,579
United States(2)	—	+17%	+17%	56,846	66,554
Europe
United Kingdom	+2%	+3%	+5%	20,227	21,153
France	+3%	+17%	+20%	12,064	14,535
Germany	-2%	+18%	+16%	8,285	9,572
Spain	-9%	+16%	+7%	6,151	6,563
Poland	-4%	+12%	+8%	4,445	4,799
Rest of Europe(3)	-4%	+10%	+6%	7,457	7,935
South, Central America and the Caribbean
Colombia	+1%	+6%	+7%	11,562	12,415
Panama	-10%	+17%	+7%	4,599	4,906
Costa Rica	-8%	+14%	+6%	2,658	2,818
Rest of South, Central America and the Caribbean(4)	-9%	+2%	-7%	12,177	11,378
Asia, Middle East and Africa
Philippines	+2%	+12%	+14%	8,436	9,655
Egypt	+5%	-5%	—	6,923	6,950
Rest of Asia, Middle East and Africa(5)	-2%	+17%	+19%	9,929	11,858
Others(6)	+15%	-3%	+12%	16,793	18,846

Net sales from continuing operations before eliminations resulting from consolidation			+10%	Ps 238,812	Ps 263,516

Eliminations resulting from consolidation				19,513	13,571

Net sales from continuing operations			+14%	Ps 219,299	Ps 249,945

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Mexican Pesos	Operating Earnings (Loss) Before Other Expenses, Net For the Year Ended December 31,
				2015	2016
	(in millions of Mexican Pesos)
Mexico	+30%	—	+30%	Ps 12,963	Ps 16,866
United States(2)	+68%	+26%	+94%	2,356	4,573
Europe
United Kingdom	+48	-2%	+50%	1,701	2,559
France	-33%	+13%	-20%	232	185
Germany	-15%	-27%	-42%	153	89
Spain	-68%	+3%	-65%	427	151
Poland	-28%	+10%	-18%	303	249
Rest of Europe(3)	+10%	+20%	+30%	371	481
South, Central America and the Caribbean
Colombia	-7%	+5%	-2%	3,541	3,486
Panama	-1%	+17%	+16%	1,571	1,830
Costa Rica	-11%	+13%	+2%	994	1,011
Rest of South, Central America and the Caribbean(4)	+32%	—	+32%	1,850	2,438
Asia, Middle East and Africa
Philippines	+10%	+13%	+23%	1,759	2,157
Egypt	+59%	-5%	+54%	1,241	1,915
Rest of Asia, Middle East and Africa(5)	+13%	+17%	+31%	1,006	1,318
Others(6)	+6%	-1%	+5%	(3,592)	(3,765)

Operating Earnings before other expenses, net			+32%	Ps 26,876	Ps 35,543

“—” = Not Applicable

(1)	Represents the variation in local currency terms. For purposes of a geographic segment consisting of a region, the variation in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Europe, in which they are translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the change in Dollar terms (except for the Rest Europe region, in which they represent the change in Euros), net, in the region.
(2)	On January 31, 2017, one of CEMEX, S.A.B. de C.V.’s subsidiaries in the U.S. closed the sale of our Concrete Pipe Business to Quikrete for U.S.$500 million plus an additional U.S.$40 million contingent consideration based on future performance. Considering that we disposed of our entire concrete pipe division, the operations of the Concrete Pipe Business, as included in our consolidated income statements for the years ended December 31, 2015 and 2016 and for the one-month period ended January 31, 2017, were reclassified to the single line item “Discontinued Operations.” On June 30, 2017, one of our subsidiaries in the U.S. closed the divestment of its Pacific Northwest Materials Business, consisting of aggregates, asphalt and ready mix concrete operations in Oregon and Washington, to Cadman Materials for U.S.$150 million. Considering the disposal of our Pacific Northwest Materials Business, these operations, as included in our consolidated income statements for the years ended December 31, 2015, 2016 and 2017 were reclassified to the single line item “Discontinued Operations.” See note 4.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.
(3)	The “Rest of Europe” segment refers primarily to operations in the Czech Republic, Croatia and Latvia, as well as trading activities in Scandinavia and Finland. On October 31, 2015, we completed the sale of our operations in Austria and Hungary. The operations in Austria and Hungary for the ten-month period ended October 31, 2015, included in our consolidated income statements, were reclassified to the single line item “Discontinued operations.” See notes 2.1 and 4.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

(4)	“Rest of South, Central America and the Caribbean” refers primarily to our operations in Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, excluding Caribbean TCL, Guatemala, and small ready-mix concrete operations in Argentina.
(5)	The “Rest of Asia, Middle East and Africa” segment includes the operations in the UAE and Israel. On May 26, 2016, we completed the sale of our operations in Bangladesh and Thailand. See “Item 4—Information on the Company—Our Corporate Structure—Rest of Asia, Middle East and Africa—Sale of our Operations in Rest of Asia, Middle East and Africa.” Our operations in Bangladesh and Thailand for the period from January 1, 2016 to May 26, 2016 and the year ended December 31, 2015 included in our consolidated income statements were reclassified to the single line item “Discontinued operations,” which includes, in 2016, a gain on sale of U.S.$24 million (Ps424 million). See note 4.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.
(6)	The “Others” segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris N.V.), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business.

Net sales. Our consolidated net sales increased 14%, from Ps219,299 million in 2015 to Ps249,945 million in 2016. The increase was primarily attributable to higher prices of our products, in local currency terms, in most of our operations, as well as higher volumes in the U.S., and our Asia, Middle East and Africa region. Set forth below is a quantitative and qualitative analysis of the various factors affecting our net sales on a geographic segment basis. The discussion of volume data and net sales information below is presented before eliminations resulting from consolidation as described in note 4.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

Mexico

Our domestic cement sales volumes from our operations in Mexico increased 4% in 2016 compared to 2015, and ready-mix concrete sales volumes decreased 3% over the same period. Our net sales from our operations in Mexico represented 20% of our total net sales from continuing operations for the year ended December 31, 2016, in Mexican Peso terms, before eliminations resulting from consolidation. The increase in domestic cement sales volumes was primarily attributable to conditions in the industrial/commercial, formal housing and self-construction sectors, as well as our value-before-volume strategy. The industrial/commercial sector was supported by continued commercial activity, as well as warehouse and industrial-park construction. Despite a decline in government subsidies during 2016, the formal residential sector benefited from the Instituto del Fondo Nacional de la Vivienda para los Trabajadores’ (Infonavit) stable investment and banks’ double-digit growth in mortgage lending. The main indicators for the self-construction sector, including remittances and job creation, remained solid during the year. Our cement export volumes from our operations in Mexico, which represented 4% of our Mexican cement sales volumes for the year ended December 31, 2016, increased 22% in 2016 compared to 2015. Of our total cement export volumes from our operations in Mexico during 2016, 46% was shipped to the United States, 41% to Central America and the Caribbean and 13% to South America. Our average sales price of domestic cement from our operations in Mexico increased 18%, in Mexican Peso terms, in 2016 compared to 2015, and our average sales price of ready-mix concrete also increased 8%, in Mexican Peso terms, over the same period. For the year ended December 31, 2016, cement represented 57%, ready-mix concrete 21% and our aggregates and other businesses 22% of our net sales in Mexican Peso terms from our operations in Mexico before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of an increase in domestic cement sales volumes and domestic cement and ready-mix concrete sales prices, partially offset by a decrease in ready-mix concrete sales volumes, our net sales in Mexico, in Mexican Peso terms, increased 7% in 2016 compared to 2015.

United States

Our domestic cement sales volumes from our operations in the United States increased 2% in 2016 compared to 2015 sales, and ready-mix concrete sales volumes decreased 1% over the same period. The increases in the domestic cement sales volume of our operation in the United States were mainly driven by the residential, construction and infrastructure sectors. The residential sector was supported by low interest rates and inventories, strong job creation and household formation. Construction spending for the cement-intensive segments in the industrial/commercial sector increased in 2016, which reflected growth in the lodging and office segments, offsetting a decline in energy, agriculture and manufacturing. In the infrastructure sector, streets-and-highways spending picked up toward the end of the year after a weak pre-election performance. Our operations in the United States represented 25% of our total net sales from continuing operations for the year ended December 31, 2016, in Mexican Peso terms, before eliminations resulting from consolidation. Our average domestic cement sales prices of our operations in the United States increased 4%, in Dollar terms, in 2016 compared to 2015, and our average ready-mix concrete sales price increased 1%, in Dollar terms, over the same period. For the year ended December 31, 2016, cement represented 33%, ready-mix concrete 42% and our aggregates and other businesses 25% of net sales in Mexican Peso terms from our operations in the United States before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement sales volumes and sales prices and ready-mix concrete sales prices, completely offset by a decrease in our ready-mix concrete and other segments sales volumes, net sales from our operations in the United States, in Dollar terms, remained flat in 2016 compared to 2015.

Europe

In 2016, our operations in the Europe region consisted of our operations in the United Kingdom, France, Germany, Spain and Poland which represent the most significant operations in this region, in addition to the Rest of Europe, which refers primarily to operations in the Czech Republic, Croatia and Latvia, as well as trading activities in Scandinavia and Finland. Our net sales from our operations in the Europe region represented 25% of our total net sales from continuing operations for the year ended December 31, 2016, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2016, our operations in the Europe region represented 19% of our total assets from continuing operations. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Europe region.

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom increased 7% in 2016 compared to 2015, and ready-mix concrete sales volumes decreased 3% over the same period. The increase in domestic cement sales volumes resulted primarily from improvements in all of our main demand sectors. In addition, cement volume growth during the year benefited from higher sales of blended cement that resulted from fly ash scarcity. Our operations in the United Kingdom represented 8% of our total net sales from continuing operations for the year ended December 31, 2016, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the United Kingdom increased 2%, in Pound terms, in 2016 compared to 2015, and our average sales price of ready-mix concrete increased 2%, in Pound terms, over the same period. For the year ended December 31, 2016, cement represented 18%, ready-mix concrete 27% and our aggregates and other businesses 55% of net sales in Mexican Peso terms from our operations in the United Kingdom before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement sales volumes and sales prices and ready-mix concrete sales prices, partially offset by a decrease in ready-mix concrete sales volumes, net sales from our operations in the United Kingdom, in Pound terms, increased 2% in 2016 compared to 2015.

France

Our ready-mix concrete sales volumes from our operations in France increased 4% in 2016 compared to 2015. The increase in ready-mix concrete sales volumes resulted primarily from improvements in the residential and industrial/commercial sectors, which were the main drivers of demand during the year. The residential sector was supported by low interest rates and government initiatives, including a buy-to-let program and zero-rates loans for first time buyers. Our operations in France represented 6% of our total net sales from continuing operations for the year ended December 31, 2016, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in France decreased 3%, in Euro terms, in 2016 compared to 2015. For the year ended December 31, 2016, ready-mix concrete represented 67% and our aggregates and other businesses 33% of net sales in Mexican Peso terms from our operations in France before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in ready-mix concrete sales volumes, partially offset by the decrease in ready-mix concrete sales prices, net sales from our operations in France, in Euro terms, increased 3% in 2016 compared to 2015.

Germany

Our domestic cement sales volumes from our operations in Germany remained flat in 2016 compared to 2015, and ready-mix concrete sales volumes increased 2% over the same period. Competitive dynamics improved during 2016. The residential sector was the main driver of cement consumption despite capacity constraints in the local construction industry and public authorities’ restrictions. This sector continued to benefit from low unemployment and mortgage rates, rising purchasing power and growing immigration. Our cement export volumes from our operations in Germany, which represented 37% of our cement sales volumes in Germany for the year ended December 31, 2016, decreased 6% in 2016 compared to 2015. Our operations in Germany represented 4% of our total net sales from continuing operations for the year ended December 31, 2016, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Germany decreased 2%, in Euro terms, in 2016 compared to 2015, and our average sales price of ready-mix concrete increased 1%, in Euro terms, over the same period. For the year ended December 31, 2016, cement represented 28%, ready-mix concrete 37% and our aggregates and other businesses 35% of net sales in Mexican Peso terms from our operations in Germany before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decrease in domestic cement sales prices, partially offset by the increases in ready-mix concrete sales prices and sales volumes, net sales from our operations in Germany, in Euro terms, decreased 2% in 2016 compared to 2015.

Spain

Our domestic cement sales volumes from our operations in Spain decreased 3% in 2016 compared to 2015, while ready-mix concrete sales volumes increased 2% over the same period. Political uncertainty for most of 2016 weighed on consumer sentiment, and the construction activity was particularly negatively affected during 2016. The residential sector, which was the main driver of cement demand during the year, benefited from favorable credit conditions and income prospects, job creation and pent-up housing demand. Our operations in Spain represented 2% of our total net sales from continuing operations for the year ended December 31, 2016, in Mexican Peso terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Spain, which represented 58% of our Spain cement sales volumes for the year ended December 31, 2016, decreased 12% in 2016 compared to 2015. Of our total cement export volumes from our operations in Spain during 2016, 13% were to SAC region, 16% were to the United States, 15% were to Europe, and 56% were to Asia, Middle East and Africa. Our average sales price of domestic cement of our operations in Spain decreased

2%, in Euro terms, in 2016 compared to 2015, and our average sales price of ready-mix concrete decreased 5%, in Euro terms, over the same period. For the year ended December 31, 2016, cement represented 79%, ready-mix concrete 12% and our aggregates and other businesses 9% of net sales in Mexican Peso terms from our operations in Spain before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in domestic cement sales volumes and domestic cement and ready-mix concrete sales prices, partially offset by an increase in ready-mix concrete sales volumes, net sales from our operations in Spain, in Euro terms, decreased 9% in 2016 compared to 2015.

Poland

Our domestic cement sales volumes from our operations in Poland decreased 1% in 2016 compared to 2015, while ready-mix concrete sales volumes increased 7% over the same period. Domestic cement volume decline reflects further delays in infrastructure sector projects and a slight loss in our market position. The residential sector was the main driver of demand during 2016. Our cement export volumes from our operations in Poland, which represented 4% of our Poland cement sales volumes for the year ended December 31, 2016, decreased 38% in 2016 compared to 2015. Of our total cement export volumes from our operations in Poland during 2016, 72% were to Germany and 28% were to the Rest of Europe region. Our operations in Poland represented 2% of our total net sales from continuing operations for the year ended December 31, 2016, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement of our operations in Poland decreased 3%, in Euro terms, in 2016 compared to 2015, and our average sales price of ready-mix concrete decreased 4%, in Euro terms, over the same period. For the year ended December 31, 2016, cement represented 48%, ready-mix concrete 38% and our aggregates and other businesses 14% of net sales from our operations in Poland before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in domestic cement sales volumes and sales prices and ready-mix concrete sales prices, partially offset by an increase in ready-mix concrete sales volumes, net sales from our operations in Poland, in Euro terms, decreased 4% in 2016 compared to 2015.

Rest of Europe

Our domestic cement sales volumes from our operations in the Rest of Europe increased 1% in 2016 compared to 2015, and ready-mix concrete sales volumes decreased 1% over the same period. The decreases in ready-mix concrete sales volumes in the Rest of Europe region were primarily due to a decrease in our sales volumes in the Croatian Operations. Our cement export volumes from our operations in the Rest of Europe segment, which represented 25% of our Rest of Europe cement sales volumes for the year ended December 31, 2016, decreased 43% in 2016 compared to 2015. Of our total cement export volumes from our operations in Rest of Europe during 2016, 67% was shipped within the same region, 30% to South, Central America and the Caribbean, 2% to Poland and 1% to Germany. Our net sales from our operations in the Rest of Europe represented 3% of our total net sales from continuing operations for the year ended December 31, 2016, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Rest of Europe decreased 2%, in Euro terms, in 2016 compared to 2015, and our average sales price of ready-mix concrete remained flat in Euro terms, over the same period. For the year ended December 31, 2016, cement represented 60%, ready-mix concrete 26% and our aggregates and other businesses 14% of net sales in Mexican Peso terms from our operations in the Rest of Europe before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in ready-mix concrete sales volumes and domestic cement sales prices, partially offset by the increases in domestic cement sales prices, net sales in the Rest of Europe, in Euro terms, decreased 4% in 2016 compared to 2015.

South, Central America and the Caribbean

In 2016, our operations in the SAC region consisted of our operations in Colombia, which represented the most significant operations in this region, in addition to Panama, Costa Rica, and the Rest of South, Central America and the Caribbean, which refers primarily to operations in Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, excluding our Caribbean TCL segment, Guatemala, and small ready-mix concrete operations in Argentina. Some of these trading operations in the Caribbean region consist of the resale of cement produced by our operations in Mexico. Our net sales from our operations in the SAC region, excluding Caribbean TCL, represented 12% of our total net sales for the year ended December 31, 2016, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2016, our operations in the SAC region represented 8% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the SAC region excluding Caribbean TCL.

Colombia

Our domestic cement sales volumes from our operations in Colombia remained flat in 2016 compared to 2015, and ready-mix concrete sales volumes decreased 8% over the same period. The decrease in ready-mix concrete sales volumes was primarily due to delays and macroeconomic challenges that adversely affected national consumption during 2016. Our net sales from our operations in Colombia represented 5% of our total net sales for the year ended December 31, 2016, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Colombia increased 1%, in Colombian Peso terms, in 2016 compared to 2015, and our average sales price of ready-mix concrete increased 4%, in Colombian Peso terms, over the same period. For the year ended December 31, 2016, cement represented 54%, ready-mix concrete 27% and our aggregates and other businesses 19% of our net sales in Mexican Peso terms from our operations in Colombia before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales prices, partially offset by the decrease in ready-mix concretes sales volumes, net sales of our operations in Colombia, in Colombian Peso terms, increased 1% in 2016 compared to 2015.

Panama

Our domestic cement sales volumes from our operations in Panama decreased 14% in 2016 compared to 2015, while ready-mix concrete sales volumes decreased 3% over the same period. Our operations in Panama represented 2% of our total net sales from continuing operations for the year ended December 31, 2016, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement of our operations in Panama increased 2%, in Dollar terms, in 2016 compared to 2015, and our average sales price of ready-mix concrete decreased 4%, in Dollar terms, over the same period. For the year ended December 31, 2016, cement represented 64%, ready-mix concrete 27% and our aggregates and other businesses 9% of net sales from our operations in Panama before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in domestic cement sales and ready-mix concrete volumes and ready-mix concrete sales prices, partially offset by an increase in domestic cement sales prices, net sales from our operations in Panama, in Dollar terms, decreased 10% in 2016 compared to 2015.

Costa Rica

Our domestic cement sales volumes from our operations in Costa Rica decreased 12% in 2016 compared to 2015, while ready-mix concrete sales volumes decreased 9% over the same period. Our operations in Costa Rica represented 1% of our total net sales for the year ended December 31, 2016, in Mexican Peso terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Costa Rica, which represented 29% of our Costa Rica cement sales volumes for the year ended December 31, 2016, increased 18% in 2016 compared to 2015. All of our total cement exports from our operations in Costa Rica during 2016 were within the same region. Our average sales price of domestic cement of our operations in Costa Rica decreased 3%, in Costa Rican Colones terms, in 2016 compared to 2015, and our average sales price of ready-mix concrete increased 2%, in Costa Rican Colones terms, over the same period. For the year ended December 31, 2016, cement represented 76%, ready-mix concrete 14% and our aggregates and other businesses 10% of net sales from our operations in Costa Rica before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in domestic cement and reedy-mix concrete sales volumes and sales prices, partially offset by an increase in domestic ready-mix concrete sales prices, net sales from our operations in Costa Rica, in Costa Rican Colones terms, decreased 8% in 2016 compared to 2015.

Rest of South, Central America and the Caribbean

Our domestic cement volumes from our operations in the Rest of South, Central America and the Caribbean excluding Caribbean TCL increased 7% in 2016 compared to 2015, and ready-mix concrete sales volumes decreased 31% over the same period. Our net sales from our operations in the Rest of South, Central America and the Caribbean excluding Caribbean TCL represented 4% of our total net sales for the year ended December 31, 2016, in Mexican Peso terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in the Rest of South, Central America and the Caribbean segment excluding Caribbean TCL, which represented 12% of our Rest of South, Central America and the Caribbean excluding Caribbean TCL cement sales volumes for the year ended December 31, 2016, decreased 29% in 2016 compared to 2015. Our average sales price of domestic cement from our operations in the Rest of South, Central America and the Caribbean excluding Caribbean TCL decreased 5% in Dollar terms, in 2016 compared to 2015, and our average sales price of ready-mix concrete decreased 9%, in Dollar terms, over the same period. For the year ended December 31, 2016, cement represented 84%, ready-mix concrete 12% and our other businesses 4% of net sales in Mexican Peso terms from our operations in the Rest of South, Central America and the Caribbean excluding Caribbean TCL before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in ready-mix concrete sales volumes and sales prices and domestic cement sales prices, partially offset by the increase in domestic cement sales volumes, net sales of our operations in the Rest of South, Central America and the Caribbean excluding Caribbean TCL, in Dollar terms, decreased 9% in 2016 compared to 2015.

Asia, Middle East and Africa

For the year ended December 31, 2016, our operations in the Asia, Middle East and Africa region consisted of our operations in Egypt and the Philippines, which represent the most significant operations in this region, in addition to the Rest of Asia, Middle East and Africa, which refers primarily to operations in the UAE and Israel. Our net sales from our operations in the Asia, Middle East and Africa region represented 11% of our total net sales for the year ended December 31, 2016, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2016, our operations in the Asia, Middle East and Africa region represented 5% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Asia, Middle East and Africa region.

The Philippines

Our domestic cement sales volumes from our operations in the Philippines increased 1% in 2016 compared to 2015, while ready-mix concrete sales volumes increased 11% over the same period. The increase in our domestic cement sales volumes resulted primarily from moderation in cement consumption, especially in infrastructure, due to the post-election government transition. Our cement export volumes from our operations in

Philippines, which represented less than 1% of our Philippines cement sales volumes for the year ended December 31, 2016, decreased 7% in 2016 compared to 2015. Our net sales from our operations in the Philippines represented 4% of our total net sales for the year ended December 31, 2016, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Philippines increased 1% in Philippine Peso terms, in 2016 compared to 2015, while ready-mix concrete sales prices increased 2% over the same period. For the year ended December 31, 2016, cement represented 96%, ready-mix concrete 1% and our aggregates and other businesses 3% of our net sales in Mexican Peso terms from our operations in the Philippines before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and sales prices, net sales of our operations in the Philippines, in Philippine Peso terms, increased 2% in 2016 compared to 2015.

Egypt

Our domestic cement sales volumes from our operations in Egypt increased 2% in 2016 compared to 2015, while ready-mix concrete sales volumes decreased 3% over the same period.

The decrease in ready-mix concrete sales volumes resulted primarily from the currency depreciation, which triggered inflation and reduced purchasing power. Our net sales from our operations in Egypt represented 3% of our total net sales for the year ended December 31, 2016, in Mexican Peso terms. Our average sales price of domestic cement increased 3%, in Egyptian Pound terms, in 2016 compared to 2015, and our average sales price of ready-mix concrete increased 6%, in Egyptian Pound terms, over the same period. For the year ended December 31, 2016, cement represented 84%, ready-mix concrete 13% and our aggregates and other businesses 3% of net sales in Mexican Peso terms from our operations in Egypt before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement sales volumes and sales prices and ready-mix concrete sales prices, partially offset by the decreases in ready-mix concrete sales volumes, our net sales in Egypt, in Egyptian Pound terms, increased 5% in 2016 compared to 2015.

Rest of Asia, Middle East and Africa

Our domestic cement sales volumes from our operations in the Rest of Asia, Middle East and Africa decreased 44% in 2016 compared to 2015, and ready-mix concrete sales volumes remained flat over the same period. The decrease in our domestic cement sales volumes resulted primarily from a decrease in our sales volumes in our UAE operations. Our net sales from our operations in our Rest of Asia, Middle East and Africa segment represented 4% of our total net sales for the year ended December 31, 2016, in Mexican Peso terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Rest of Asia, Middle East and Africa, which represented 65% of our Rest of Asia, Middle East and Africa cement sales volumes for the year ended December 31, 2016, increased 76% in 2016 compared to 2015. All of our total cement exports from our operations in Rest of Asia, Middle East and Africa during 2016 were within the same region. Our average sales price of domestic cement remained flat in Dollar terms, in 2016 compared to 2015, and the average sales price of ready-mix concrete increased 3%, in Dollar terms, over the same period. For the year ended December 31, 2016, cement represented 7%, ready-mix concrete 66% and our other businesses 27% of net sales in Mexican Peso terms from our operations in the Rest of Asia, Middle East and Africa before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decrease in domestic cement sales volumes partially offset by the increase in ready-mix concrete sales prices, net sales from our operations in the Rest of Asia, Middle East and Africa, in Dollar terms, decreased 2% in 2016 compared to 2015.

Others

Our Others segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris N.V.), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business. Net sales from our Others segment increased 15% before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable, in 2016 compared to 2015, in Dollar terms. The increase resulted primarily from an increase in our worldwide cement volume of our trading operations. For the year ended December 31, 2016, our information technology solutions company represented 30% and our trading operations represented 32% of our net sales in our Others segment, in Dollar terms.

Cost of Sales. Our cost of sales, including depreciation, increased 11% from Ps144,513 million in 2015 to Ps160,433 million in 2016. As a percentage of net sales, cost of sales decreased from 66% in 2015 to 64% in 2016. The decrease in cost of sales as a percentage of net sales was mainly driven by our cost reduction initiatives. Our cost of sales includes freight expenses of raw materials used in our production plants.

Gross Profit. For the reasons explained above, our gross profit increased 20% from Ps74,786 million in 2015 to Ps89,512 million in 2016. As a percentage of net sales, gross profit increased from 34% in 2015 to 36% in 2016. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described below, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution expenses and logistic expenses, which in aggregate represented costs of Ps23,374 million in 2015 and Ps26,245 million in 2016. As a percentage of net sales, distribution and logistics expenses remained flat at 11% in 2015 and in 2016.

Operating expenses. Our operating expenses, which are represented by administrative, selling and distribution and logistics expenses, increased 13%, from Ps47,910 million in 2015 to Ps53,969 million in 2016. As a percentage of net sales, operating expenses remained flat at 22% in 2015 and in 2016. Our operating expenses include expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sale, which are included as part of the administrative and selling expenses, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sale and the customers’ facilities, which are included as part of the line item “Distribution expenses.” For the years ended December 31, 2015 and 2016, selling expenses included as part of the line item “Operating expenses” amounted to Ps5,883 million and Ps6,974 million, respectively. As mentioned before, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution and logistic expenses, which in aggregate represented costs of Ps23,374 million in 2015 and Ps26,245 million in 2016. As a percentage of net sales, distribution and logistics expenses remained flat at 11% in 2015 and in 2016.

Operating Earnings Before Other Expenses, Net

For the reasons mentioned above, our operating earnings before other expenses, net increased 32% from Ps26,876 million in 2015 to Ps35,543 million in 2016. As a percentage of net sales, operating earnings before other expenses, net increased from 12% in 2015 to 14% in 2016. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a geographic segment basis.

Mexico

Our operating earnings before other expenses, net, from our operations in Mexico increased 30% in 2016 compared to 2015, in Mexican Peso terms, from operating earnings before other expenses, net, of Ps12,963 million in 2015 to operating earnings before other expenses, net, of Ps16,866 million in 2016. Our operating earnings before other expenses, net from our operations in Mexico represented 47% of our total operating earnings before other expenses, net for the year ended December 31, 2016, in Mexican Peso terms. The increase resulted primarily from higher contributions in our products, as well as an increase in domestic cement sales volumes.

United States

Our operating earnings before other expenses, net, from our operations in the United States increased 68% in 2016 compared to 2015 in Dollar terms. Our operating earnings before other expenses, net from our operations in the United States represented 13% of our total operating earnings before other expenses, net for the year ended December 31, 2016, in Mexican Peso terms. The increase in operating earnings before other expenses, net resulted primarily from an increase in domestic cement sales volumes and due to higher contributions in our products during 2016 compared to 2015.

Europe

United Kingdom. Our operating earnings before other expenses, net, from our operations in the United Kingdom increased 48% in 2016 compared to 2015 in Pound terms. Our operating earnings before other expenses, net from our operations in the United Kingdom represented 7% of our total operating earnings before other expenses, net for the year ended December 31, 2016, in Mexican Peso terms. The increase resulted primarily from our cost reduction initiatives and an increase in net sales of our domestic cement sales volumes.

France. Our operating earnings before other expenses, net, from our operations in France decreased 33% in 2016 compared to 2015 in Euro terms. Our operating earnings before other expenses, net from our operations in France represented 1% of our total operating earnings before other expenses, net for the year ended December 31, 2016, in Mexican Peso terms. The decrease in our operating earnings before other expenses, net in France resulted primarily from higher maintenance costs, partially offset by an increase in our net sales.

Germany. Our operating earnings before other expenses, net, from our operations in Germany decreased 15% in 2016 compared to 2015 in Euro terms. Our operating earnings before other expenses, net from our operations in Germany represented less than 1% of our total operating earnings before other expenses, net for the year ended December 31, 2016, in Mexican Peso terms. The decrease resulted primarily from a decrease in net sales.

Spain. Our operating earnings before other expenses, net, from our operations in Spain decreased 68% in 2016 compared to 2015 in Euro terms. Our operating earnings before other expenses, net from our operations in Spain represented less than 1% of our total operating earnings before other expenses, net for the year ended December 31, 2016, in Mexican Peso terms. The decrease in the operating earnings before other expenses, net, resulted primarily from a decrease in net sales.

Poland. Our operating earnings before other expenses, net, from our operations in Poland decreased 28% in 2016 compared to 2015 in Polish Zloty terms. Our operating earnings before other expenses, net from our operations in Poland represented 1% of our total operating earnings before other expenses, net for the year ended December 31, 2016, in Mexican Peso terms. The decrease in the operating earnings before other expenses, net, resulted primarily from a decrease in net sales.

Rest of Europe. Our operating earnings before other expenses, net, from our operations in the Rest of Europe increased 10% in 2016 compared to 2015 in Euro terms. Our operating earnings before other expenses, net from our operations in the Rest of Europe region represented 1% of our total operating earnings before other expenses, net for the year ended December 31, 2016, in Mexican Peso terms. The increase resulted primarily from our improved operating efficiencies in our Rest of Europe region, partially offset by a decrease in our net sales.

South, Central America and the Caribbean

Colombia. Our operating earnings before other expenses, net, from our operations in Colombia decreased 7% in 2016 compared to 2015 in Colombian Peso terms. Our operating earnings before other expenses, net from our operations in Colombia represented 10% of our total operating earnings before other expenses, net for the year ended December 31, 2016, in Mexican Peso terms. The decrease resulted primarily from increases in electricity rates and higher maintenance costs, partially offset by an increase in our net sales.

Panama. Our operating earnings before other expenses, net, from our operations in Panama decreased 1% in 2016 compared to 2015 in Dollar terms. Our operating earnings before other expenses, net from our operations in Panama represented 5% of our total operating earnings before other expenses, net for the year ended December 31, 2016, in Mexican Peso terms. The decrease in the operating earnings before other expenses, net, resulted primarily from a decrease in net sales.

Costa Rica. Our operating earnings before other expenses, net, from our operations in Costa Rica decreased 11% in 2016 compared to 2015 in Colones terms. Our operating earnings before other expenses, net from our operations in Costa Rica represented 3% of our total operating earnings before other expenses, net for the year ended December 31, 2016, in Mexican Peso terms. The decrease in the operating earnings before other expenses, net, resulted primarily from a decrease in net sales.

Rest of South, Central America and the Caribbean. Our operating earnings before other expenses, net, from our operations in the Rest of South, Central America and the Caribbean excluding Caribbean TCL increased 32% in 2016 compared to 2015 in Dollar terms. Our operating earnings before other expenses, net from our operations in the Rest of South, Central America and the Caribbean region excluding Caribbean TCL represented 7% of our total operating earnings before other expenses, net for the year ended December 31, 2016, in Mexican Peso terms. The increase resulted primarily from a reduction in our energy cost, mainly in Dominican Republic and Guatemala, partially offset by a decrease in net sales.

Asia, Middle East and Africa

The Philippines. Our operating earnings before other expenses, net, from our operations in the Philippines increased 10% in 2016 compared to 2015 in Philippine Peso terms. Our operating earnings before other expenses, net from our operations in the Philippines represented 6% of our total operating earnings before other expenses, net for the year ended December 31, 2016, in Mexican Peso terms. The increase resulted primarily from an increase in net sales.

Egypt. Our operating earnings before other expenses, net, from our operations in Egypt increased 59% in 2016 compared to 2015 in Egyptian Pound terms. Our operating earnings before other expenses, net from our operations in Egypt represented 5% of our total operating earnings before other expenses, net for the year ended December 31, 2016, in Mexican Peso terms. The increase resulted primarily from an increase in net sales.

Rest of Asia, Middle East and Africa. Our operating earnings before other expenses, net, from our operations in the Rest of Asia, Middle East and Africa increased 13% in 2016 compared to 2015 in Dollar terms. Our operating earnings before other expenses, net from our operations in the Rest of Asia, Middle East and Africa region represented 4% of our total operating earnings before other expenses, net for the year ended December 31, 2016, in Mexican Peso terms. The increase resulted primarily from our cost reduction initiatives and operating efficiencies.

Others. Our operating loss before other expenses, net, from our operations in our Others segment increased 6% in 2016 compared to 2015 in Dollar terms. The increase in our operating loss resulted primarily from an increase in our operating cost in our other segment, partially offset by an increase in net sales.

Other Expenses, Net. Our other expenses, net, decreased 45%, in Mexican Peso terms, from Ps3,032 million in 2015 to Ps1,670 million in 2016. The decrease resulted primarily from the sale of assets partially offset by increase in impairment losses during 2016 compared to 2015. As a percentage of net sales, our other expenses, net, decreased from 1.4% in 2015 to 0.7% in 2016. In 2015, our other expenses, net, includes impairment losses from fixed assets of Ps1,145 million. In 2016, our other expenses, net, includes impairment losses from fixed assets of Ps1,899 million. See notes 6, 13.2, 14 and 15.1 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

The most significant items included under this caption for the years ended December 31, 2015 and 2016 are as follows:

	For the Year Ended December 31,
	2015	2016
	(in millions of Mexican Pesos)
Impairment losses	Ps (1,517)	Ps (2,518)
Restructuring costs	(845)	(778)
Charitable contributions	(60)	(93)
Results from the sale of assets and others, net	(610)	1,719

	Ps (3,032)	Ps (1,670)

Financial expense. Our financial expense increased 9%, from Ps19,784 million in 2015 to Ps21,487 million in 2016, primarily attributable to costs associated with debt renegotiations during 2016. See notes 16.1 and 16.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

Financial income (expense) and other items, net. Our financial income (expense) and other items, net increased from a net expense of Ps1,333 million in 2015 to a net revenue of Ps4,489 million in 2016. This increase is primarily attributable to our results from financial instruments, net, which changed from a loss of Ps2,729 million in 2015 to a gain of Ps113 million in 2016, primarily attributable to derivatives related to CEMEX, S.A.B. de C.V.’s shares, as well as by our foreign exchange results, which increased from a gain of Ps1,970 million in 2015 to a gain of Ps5,004 million in 2016 due to the fluctuation of the Mexican Peso against the U.S. Dollar. See notes 7 and 16.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

The most significant items included under this caption for the years ended December 31, 2015 and 2016 are as follows:

	For the Year Ended December 31,
	2015	2016
	(in millions of Mexican Pesos)
Financial income (expense) and other items, net:
Financial income	Ps 318	Ps 402
Results from financial instruments, net	(2,729)	113
Foreign exchange results	1,970	5,004
Effects of net present value on assets and liabilities and others, net	(892)	(1,030)

	Ps (1,333)	Ps 4,489

Income Taxes. Our income tax effect in the income statements, which is primarily comprised of current income taxes plus deferred income taxes, increased 32% from an expense of Ps2,368 million in 2015 to an expense of Ps3,125 million in 2016.

The increase in the income tax expense is mainly attributable to several factors discussed below. See notes 19.1 and 19.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

Our current income tax expense increased from an income of Ps6,121 million in 2015 to an expense of Ps3,456 million in 2016. The increase in our current income tax expense in 2016 resulted primarily from a one-time benefit of Ps12,320 million recognized in 2015 resulting from the reduction of income tax accounts payable accrued in prior years related to the disconnection of the tax consolidation regime in Mexico pursuant to the income tax reform approved by the Mexican Congress in 2015. Such increase was partially offset by the significant devaluation of the Mexican Peso during 2016. See notes 19.2 and 19.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

Our deferred income tax expense decreased from an expense of Ps8,489 million in 2015 to an income of Ps331 million in 2016. The decrease in our deferred income tax expense in 2016 resulted primarily from an expense of Ps5.9 billion recognized in 2015 attributable to the reduction of our deferred tax assets from tax loss carryforwards and also as a consequence of the changes resulting from the income tax reform in Mexico mentioned above, which allowed us to settle a portion of the income tax accounts payable related to the disconnection of the tax consolidation regime using the aforementioned deferred tax assets. Such decrease was partially offset by an increase in our deferred tax assets in 2016 of Ps856 million primarily related to the effects of foreign currency results. See notes 19.2 and 19.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

For each of the years ended December 31, 2015 and 2016, our statutory income tax rate in Mexico was 30%. Our average effective tax rate in 2015, which is determined as described below, resulted in an income tax rate of 68.4%, considering earnings before income tax of Ps3,464 million, and our average effective tax rate in 2016 resulted in an income tax rate of 17.8%, considering earnings before income tax of Ps17,563 million. Our average effective tax rate equals the net amount of income tax expense divided by income before income taxes, as these line items are reported in our income statements. See note 19.3 to our 2017 audited consolidated financial statements included elsewhere in this annual report. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—Certain tax matters may have an adverse effect on our cash flow, financial condition and net income.”

Net Income from continuing operations. For the reasons described above, our net income from continuing operations for 2016 increased significantly, from a net income from continuing operations of Ps1,096 million in 2015 to a net income from continuing operations of Ps14,438 million in 2016. As a percentage of net sales, net income from continuing operations, represented 5.8% and 0.4% for the years ended as of December 31, 2015 and 2016, respectively.

Discontinued operations. For the years ended December 31, 2015 and 2016, our discontinued operations included in our consolidated income statements amounted to Ps923 million and Ps1,173 million, respectively. As a percentage of net sales, discontinued operations, represented 0.4% and 0.3% for the years ended as of December 31, 2015 and 2016, respectively. See note 4.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

Consolidated Net Income. For the reasons described above, our consolidated net income (before deducting the portion allocable to non-controlling interest) for 2016 increased significantly from a consolidated net income of Ps2,124 million in 2015 to a consolidated net income of Ps15,206 million in 2016.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net loss attributable to those subsidiaries. Non-controlling interest net income increased 27%, from an income of Ps923 million in 2015 to an income of Ps1,173 million in 2016, primarily attributable to an increase in the net income of the consolidated entities in which others have a non-controlling interest and to the increase in our non-controlling interest in our Philippines operations through CHP. See note 20.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

Controlling Interest Net Income. Controlling interest net income represents the difference between our consolidated net income and non-controlling interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-associated third parties hold interests. For the reasons described above, our controlling interest net income increased significantly from a controlling interest net income of Ps1,201 million in 2015 to Ps14,033 million in 2016.

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through operations of our subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, any one of which may materially decrease our net income and decrease cash from operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. Our consolidated net cash flows provided by operating activities from continuing operations before financial expense and coupons on Perpetual Debentures and income taxes paid in cash were Ps43,441 million in 2015, Ps61,267 million in 2016 and Ps51,389 million in 2017. See our statements of cash flows included elsewhere in this annual report. CEMEX management is of the opinion that working capital is sufficient for our present requirements.

Sources and Uses of Cash

Our review of sources and uses of resources below refers to nominal amounts included in our statement of cash flows for 2015, 2016 and 2017.

Our primary sources and uses of cash during the years ended December 31, 2015, 2016 and 2017 were as follows:

	Year Ended December 31,
	2015	2016	2017
	(in millions of Mexican Pesos)
Operating Activities
Consolidated net income	2,124	15,206	16,638
Discontinued operations	1,028	768	3,499

Net income from continuing operations	1,096	14,438	13,139
Non-cash items	38,749	35,812	30,210
Changes in working capital, excluding income taxes	3,596	11,017	8,040

Net cash flows provided by operating activities from continuing operations before interest, coupons on Perpetual Debentures and income taxes	43,441	61,267	51,389
Financial expense and coupons on Perpetual Debentures and income taxes paid	(25,302)	(23,312)	(20,423)

Net cash flows provided by operating activities from continuing operations	18,139	37,955	30,966
Net cash flows provided by operating activities from discontinued operations	977	1,192	144

Net cash flows provided by operating activities	19,116	39,147	31,110
Investing Activities
Property, machinery and equipment, net	(8,930)	(4,563)	(10,753)
Disposal of subsidiaries and associates, net	2,722	1,424	23,841
Other long-term assets and others, net	(1,672)	(2,341)	(1,479)

Net cash flows (used in) provided by investing activities from continuing operations	(7,880)	(5,480)	11,609
Net cash flows (used in) provided by investing activities from discontinued operations	(153)	1	—

Net cash flows (used in) provided by investing activities	(8,033)	(5,479)	11,609
Financing Activities
Sale of non-controlling interest in subsidiaries	—	9,777	(55)
Derivative financial instruments	1,098	399	246
Repayment of debt, net	(11,473)	(46,823)	(39,299)
Other financial obligations, net	177	—	—
Securitization of trade receivables	(506)	(999)	169
Non-current liabilities, net	(1,763)	(1,972)	(3,745)

Net cash flows used in financing activities	(12,467)	(39,618)	(42,684)

Decrease in cash and cash equivalents from continuing operations	(2,208)	(7,143)	(109)
Increase in cash and cash equivalents from discontinued operations	824	1,193	144
Cash conversion effects, net	4,117	2,244	2,090
Cash and cash equivalents at the beginning of the year	12,589	15,322	11,616

Cash and cash equivalents at the end of the year	15,322	11,616	13,741

2017. During 2017, excluding the positive foreign currency effect of our initial balances of cash and cash equivalents generated during the period of Ps2,090 million, there was a decrease in cash and cash equivalents of continuing operations of Ps109 million. This decrease was the result of our net cash flows used in financing activities of Ps42,684 million, partially offset by our net cash flows provided by operating activities from continuing operations, which, after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of Ps20,423 million, amounted to Ps30,966 million, and by our investing activities from continuing operations of Ps11,609 million.

For the year ended December 31, 2017, our net cash flows provided by operating activities included cash flows generated in working capital of Ps8,040 million, which was primarily comprised of trade receivables, net, other accounts receivable and other assets, inventories, trade payables and other accounts payable and accrued expenses.

During 2017, our net cash flows provided by operating activities from continuing operations after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of Ps30,966 million and our net cash flows provided by investing activities from continuing operations of Ps11,609 million, which include disposal of subsidiaries and associates, net for an amount of Ps23,841 million, partially offset by investment in property, machinery and equipment, net and other long-term assets and others, net for an aggregate amount of Ps12,232 million, were disbursed in connection with our net cash flows used in financing activities of Ps42,684 million, which include repayment of our debt, net, non-current liabilities and sale of non-controlling interest in subsidiaries for an aggregate amount of Ps43,099 million, partially offset by derivative financial instruments and securitization of trade receivables for an aggregate amount of Ps415 million.

2016. During 2016, excluding the positive foreign currency effect of our initial balances of cash and cash equivalents generated during the period of Ps2,244 million, there was a decrease in cash and cash equivalents from continuing operations of Ps7,143 million. This decrease was the result of our net cash flows used in financing activities of Ps39,618 million and our net cash flows used in investing activities from continuing operations of Ps5,480 million, partially offset by our net cash flows provided by operating activities from continuing operations, which, after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of Ps23,312 million, amounted to Ps37,955 million.

For the year ended December 31, 2016, our net cash flows provided by operating activities included cash flows generated in working capital of Ps11,017 million, which was primarily comprised of trade payables and other accounts payable and accrued expenses, for an aggregate amount of Ps16,928 million, partially offset by trade receivable, net, other accounts receivable and other assets and inventories for an aggregate amount of Ps5,911 million.

During 2016, our net cash flows provided by operating activities from continuing operations after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of Ps37,955 million were mainly disbursed in connection with (i) our net cash flows used in financing activities of Ps39,618 million, which include repayment of our debt, net, securitization of trade receivables and non-current liabilities for an aggregate amount of Ps49,794 million, partially offset by derivative financial instruments and sale of non-controlling interest in subsidiaries for an aggregate amount of Ps10,176 million and (ii) our net cash flows used in the investing activities from continuing operations of Ps5,480 million, which include investment in property, machinery and equipment, net and other long-term assets and others, net for an aggregate amount of Ps6,904 million, partially offset by disposal of subsidiaries and associates, net for an amount of Ps1,424 million.

2015. During 2015, excluding the positive foreign currency effect of our initial balances of cash and cash equivalents generated during the period of Ps4,117 million, there was a decrease in cash and cash equivalents from continuing operations of Ps2,208 million. This decrease was the result of our net cash flows used in financing activities of Ps12,467 million and our net cash flows used in investing activities from continuing operations of Ps7,880 million, partially offset by our net cash flows provided by operating activities from continuing operations, which, after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of Ps25,302 million, amounted to Ps18,139 million.

For the year ended December 31, 2015, our net cash flows provided by operating activities included cash flows generated in working capital of Ps3,596 million, which was primarily comprised of cash flows originated by trade payables and other accounts payable and accrued expenses, for an aggregate amount of Ps10,615 million, partially offset by cash flows disbursed by trade receivable, net, other accounts receivable and other assets and inventories for an aggregate amount of Ps7,019 million.

During 2015, our net cash flows provided by operating activities from continuing operations after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of Ps18,139 million were disbursed in connection with (i) our net cash flows used in financing activities of Ps12,467 million, which include repayment of our debt, net, securitization of trade receivables and non-current liabilities for an aggregate amount of Ps13,742 million, partially offset by derivative financial instruments and other financial obligations, net, for an aggregate amount of Ps1,275 million and (ii) our net cash flows used in the investing activities from continuing operations of Ps7,880 million, which include investments in property, machinery and equipment, net and other long-term assets and others, net for an aggregate amount of Ps10,602 million, partially offset by our disposal of subsidiaries and associates, net for an amount of Ps2,722 million.

As of December 31, 2017, we had the following uncommitted lines of credit, at annual interest rates ranging between 1.25% and 6.50%, depending on the negotiated currency:

	Lines of Credit	Available
	(in millions of Mexican Pesos)
Other lines of credit in foreign subsidiaries	9,506	7,237
Other lines of credit from banks	9,309	8,169

	18,815	15,406

In addition to the above, as of December 31, 2017, we had a combined U.S.$1,512 million (Ps29,711 million) available under our committed revolving credit facility and an undrawn term loan tranche of the 2017 Credit Agreement.

Capital Expenditures

Our capital expenditures incurred for the years ended December 31, 2016 and 2017, and our expected capital expenditures during 2018, which include an allocation to 2018 of a portion of our total future committed amount, are as follows:

	Actual For the Year Ended December 31, Actual		Estimated in 2018
	2016	2017
	(in millions of U.S. Dollars)
Mexico	84	113	136
United States	197	185	233
Europe
United Kingdom	30	53	44
France	19	20	25
Germany	26	23	10
Spain	25	29	27
Poland	10	12	42
Rest of Europe	14	17	27
South, Central America and the Caribbean
Colombia	180	62	29
Panama	7	8	14
Costa Rica	4	2	3
Caribbean TCL	—	31	21
Rest of South, Central America and the Caribbean	23	18	28
Asia, Middle East and Africa
Philippines	22	28	73
Egypt	20	22	9
Rest of Asia, Middle East and Africa	21	24	18
Others	3	9	61

Total consolidated	685	656	800

Of which
Expansion capital expenditures	251	137	250
Base capital expenditures	434	519	550

For the years ended December 31, 2016 and 2017, we recognized U.S.$685 million and U.S.$656 million in capital expenditures from our continuing operations, respectively. As of December 31, 2017, in connection with our significant projects, we had contractually committed capital expenditures of approximately U.S.$20 million, including our capital expenditures estimated to be incurred during 2018. This amount is expected to be incurred during 2018, based on the evolution of the related projects. Pursuant to the 2017 Credit Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$1 billion in any financial year (excluding certain capital expenditures, joint venture investments and acquisitions by each of CEMEX Latam and CHP and their respective subsidiaries and those funded by Relevant Proceeds (as defined in the 2017 Credit Agreement)), which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of (a) U.S.$500 million (or its equivalent) for CEMEX Latam and its subsidiaries and (b) U.S. $500 million (or its equivalent) for CHP and its subsidiaries. In addition, the amounts of which we and our subsidiaries are allowed for permitted acquisitions and investments in joint ventures cannot exceed certain thresholds as set out in the 2017 Credit Agreement.

Our Indebtedness

As of December 31, 2017, we had Ps226,216 million (U.S.$11,512 million) (principal amount Ps231,621 million (U.S.$11,787 million), excluding deferred issuance costs) of total debt plus other financial obligations in our statement of financial position, which does not include Ps8,784 million (U.S.$447 million) of Perpetual Debentures. Of our total debt plus other financial obligations, 16% were short-term (including current maturities of long-term debt) and 84% were long-term. As of December 31, 2017, 62% of our total debt plus other financial obligations was Dollar-denominated, 29% was Euro-denominated, 5% was Sterling Pound-denominated, 2% was Philippine Peso-Denominated, 1% was Mexican Peso-denominated and immaterial amounts were denominated in other currencies. See notes 16.1, 16.2 and 20.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

On August 14, 2009, CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into the 2009 Financing Agreement, which extended the final maturities of U.S.$15 billion in syndicated and bilateral loans and private placement notes to February 14, 2014. On July 5, 2012, CEMEX, S.A.B. de C.V. and certain of its subsidiaries launched the 2012 Exchange Offer and Consent Request to eligible creditors under the 2009 Financing Agreement pursuant to which eligible creditors were requested to provide the 2012 Amendment Consents. In addition, CEMEX, S.A.B. de C.V. and certain of its subsidiaries offered to exchange the indebtedness owed to the Participating Creditors for (i) new loans (or, in the case of the private placement notes, new private placement notes) or (ii) up to U.S.$500 million of our June 2018 U.S. Dollar Notes, in each case, in transactions exempt from registration under the Securities Act. On September 17, 2012, CEMEX, S.A.B. de C.V. and certain of its subsidiaries successfully completed the 2012 Refinancing Transaction, and CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into (a) the 2012 Amendment and Restatement Agreement, pursuant to which the 2012 Amendment Consents with respect to the 2009 Financing Agreement were given effect, and (b) the 2012 Facilities Agreement, pursuant to which CEMEX, S.A.B. de C.V. and certain of its subsidiaries were deemed to borrow loans from those Participating Creditors participating in the 2012 Exchange Offer and Consent Request in principal amounts equal to the principal amounts of indebtedness subject to the 2009 Financing Agreement that was extinguished by such Participating Creditors. As a result of the 2012 Refinancing Transaction, Participating Creditors received (i) U.S.$6,155 million in aggregate principal amount of new loans and new private placement notes and (ii) U.S.$500 million aggregate principal amount of the June 2018 U.S. Dollar Notes. In addition, U.S.$525 million aggregate principal amount of loans and private placement notes, which had remained outstanding under the 2009 Financing Agreement as of September 17, 2012, were subsequently repaid in full, as a result of prepayments made in accordance with the 2012 Facilities Agreement.

On September 29, 2014, CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into the 2014 Credit Agreement for U.S.$1.35 billion with nine of the main lending banks from its 2012 Facilities Agreement. On November 3, 2014, five additional banks joined the 2014 Credit Agreement as lenders with aggregate commitments of U.S.$515 million, increasing the total amount of the 2014 Credit Agreement from U.S.$1.35 billion to U.S.$1.87 billion (increasing the revolving tranche of the 2014 Credit Agreement proportionally to U.S.$746 million).

On July 30, 2015, CEMEX, S.A.B. de C.V. repaid in full the total amount outstanding of U.S.$1.94 billion under the 2012 Facilities Agreement with new funds from 17 financial institutions, which joined new tranches under the 2014 Credit Agreement.

On November 30, 2016, CEMEX, S.A.B. de C.V. prepaid U.S.$373 million outstanding under the 2014 Credit Agreement and corresponding to the September 2017 amortization thereunder. In addition to this prepayment, and as part of an agreement reached with a group of lenders under the 2014 Credit Agreement, U.S.$664 million (Ps13,758 million) of funded commitments under the 2014 Credit Agreement maturing in 2018 were exchanged into a revolving facility, maintaining their original amortization schedule and the same terms and conditions.

On July 19, 2017, CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into the 2017 Credit Agreement for an amount in different currencies equivalent to U.S.$4.1 billion (in aggregate), the proceeds of which were used to refinance in full the indebtedness incurred under the 2014 Credit Agreement and other debt repayment obligations, allowing us to increase the average life of our syndicated bank debt to approximately 4.3 years with a final maturity in July 2022. As of December 31, 2017, the outstanding indebtedness incurred under the 2017 Credit Agreement was U.S.$2.5 billion. The indebtedness incurred under the 2017 Credit Agreement ranks equally in right of payment with certain of our other existing and future indebtedness, pursuant to the terms of the Intercreditor Agreement.

As of July 19, 2017, total commitments initially available under the 2017 Credit Agreement included (i) €741 million, (ii) £344 million and (iii) U.S.$2,746 million, out of which U.S.$1,135 million were in the revolving credit facility tranche of the 2017 Credit Agreement. As of December 31, 2017, the 2017 Credit Agreement had an amortization profile, considering all commitments of U.S.$4.1 billion under the 2017 Credit Agreement, of U.S.$583 million in 2020, U.S.$1,166 million in 2021 and U.S.$2,301 million in 2022. See note 16.1 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

CEMEX, S.A.B. de C.V. and certain of its subsidiaries have pledged the Collateral and all proceeds of the Collateral, to secure our payment obligations under the 2017 Credit Agreement, our outstanding Senior Secured Notes and under several other of our financing arrangements. These subsidiaries whose shares were pledged or transferred as part of the Collateral collectively own, directly or indirectly, substantially all our operations worldwide. See “Item 3—Key Information—Risk Factors.” We pledged the capital stock of some of our subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the 2017 Credit Agreement, the indentures governing our outstanding Senior Secured Notes and other financing arrangements.

As of December 31, 2017, we reported an aggregate amount of outstanding debt of Ps50,093 million (U.S.$2,549 million) under the 2017 Credit Agreement. As of December 31, 2017, we had full availability under the U.S.$1,135 million revolving credit facility tranche of the 2017 Credit Agreement, as well as full availability under the U.S.$377 million term loan. If we are unable to comply with our upcoming principal maturities under our indebtedness, or are not able to refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our financial condition. See “Risk Factors—We have a substantial amount of debt and other financial obligations maturing in the next several years. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our principal maturities and financial covenants may depend on us making asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.”

For a discussion of restrictions and covenants under the 2017 Credit Agreement, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The 2017 Credit Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions.”

For a description of the Senior Secured Notes, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Senior Secured Notes.”

Some of our subsidiaries and special purpose vehicles (“SPVs”) have issued or provided guarantees of certain of our indebtedness, as indicated in the table below.

	Senior Secured Notes	Credit Agreement	Perpetual Debentures
	U.S.$ 6,047 million (Ps 110,727 million) (principal amount U.S.$6,092 million (Ps 111,546 million))	U.S.$3,666 million (Ps 67,117 million) (principal amount U.S.$3,704 million (Ps 67,823 million))	U.S.$450 million (Ps 8,232 million)
Amount outstanding as of March 31, 2018
CEMEX, S.A.B. de C.V.	✓	✓	✓
CEMEX México, S.A. de C.V.	✓	✓	✓
CEMEX Concretos, S.A. de C.V.	✓	✓	✓
Empresas Tolteca de México, S.A. de C.V.	✓	✓
New Sunward Holding B.V.	✓	✓
CEMEX España, S.A.	✓	✓	✓
CEMEX Asia B.V.	✓	✓
CEMEX Corp.	✓	✓
CEMEX Finance LLC	✓	✓
Cemex Egyptian Investments B.V.	✓	✓
CEMEX France Gestion (S.A.S)	✓	✓
Cemex Research Group AG	✓	✓
CEMEX UK	✓	✓

In addition, as of March 31, 2018, (i) CEMEX Materials LLC is a borrower of Ps2,848 million (U.S.$156 million) (principal amount Ps2,745 million (U.S.$150 million)) under an indenture, which is guaranteed by CEMEX Corp.; and (ii) several of our other operating subsidiaries were borrowers under debt facilities aggregating Ps5,890 million (U.S.$322 million).

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

Relevant Transactions Related to Our Indebtedness During 2017

As of December 31, 2017, we had Ps226,216 million (U.S.$11,512 million) (principal amount Ps231,621 million (U.S.$11,787 million), excluding deferred issuance costs) of total debt plus other financial obligations in our statement of financial position, which does not include Ps8,784 million (U.S.$447 million) of Perpetual Debentures. As of December 31, 2017, 62% of our total debt plus other financial obligations was Dollar-denominated, 29% was Euro-denominated, 5% was Sterling-denominated, 2% was Philippine Peso-denominated, 1% was Mexican Peso-denominated and immaterial amounts were denominated in other currencies. The following is a description of our most important transactions related to our indebtedness in 2017:

•	In February 2017, CHP announced that it had entered into the Facility Agreement with BDO Unibank for an amount of up to the Philippine Peso denominated amount equal to U.S.$280 million, to refinance a majority of CHP’s outstanding long-term loan with New Sunward. The term loan provided by BDO Unibank has a tenor of seven years and consists of a fixed rate tranche and a floating rate tranche. CHP drew the full amount of the term loan during the first quarter of 2017 to repay a portion of its then existing indebtedness.

•	In March 2017, we repurchased U.S.$89.9 million aggregate principal amount of the December 2019 U.S. Dollar Notes and U.S.$385.1 million aggregate principal amount of the January 2021 U.S. Dollar Notes through the March 2017 Tender Offer (all of which as of the date of this annual report have been canceled).

•	On May 31, 2017, we redeemed the remaining €400 million aggregate principal amount of the April 2021 Euro Notes.

•	On June 19, 2017, certain institutional holders of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes agreed to convert U.S.$325 million aggregate principal amount of those notes in exchange for 43 million ADSs. CEMEX did not pay any cash to those noteholders in connection with the conversions. Following the conversions, U.S.$365 million aggregate principal amount of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes remained outstanding.

•	On July 19, 2017, CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into the 2017 Credit Agreement for an amount in different currencies equivalent to U.S.$4.1 billion (in aggregate), the proceeds of which were used to refinance indebtedness incurred under the 2014 Credit Agreement and other edebt repayment obligations. As of December 31, 2017, the outstanding indebtedness incurred under the 2017 Credit Agreement was U.S.$2.5 billion. The indebtedness incurred under the 2017 Credit Agreement ranks equally in right of payment with certain of our other existing and future indebtedness, pursuant to the terms of the Intercreditor Agreement.

•	On September 25, 2017, CEMEX, S.A.B. de C.V. completed the purchase of U.S.$700.6 million aggregate principal amount of the October 2022 U.S. Dollar Notes through the September 2017 Tender Offer. All such October 2022 U.S. Dollar Notes were immediately canceled. Following the settlement of the September 2017 Tender Offer, U.S.$343.5 million aggregate principal amount of the October 2022 U.S. Dollar Notes remained outstanding.

•	On October 12, 2017, we redeemed the remaining U.S.$343.5 million aggregate principal amount of the October 2022 U.S. Dollar Notes.

•	On December 5, 2017, CEMEX, S.A.B. de C.V. issued €650 million aggregate principal amount of its December 2024 Euro Notes. A portion of the net proceeds from the offering of the December 2024 Euro Notes was used to fund the December 2019 U.S. Dollar Notes Redemption, and the remaining net proceeds from the issuance of the December 2024 Euro Notes were used to fund the January 2022 Euro Notes Redemption.

•	On December 10, 2017, we redeemed the remaining U.S.$610.7 million aggregate principal amount of the December 2019 U.S. Dollar Notes.

•	During 2017, we repurchased U.S.$35.4 million aggregate principal amount of the Senior Secured Notes on the open market (all of which as of the date of this annual report have been canceled).

We used a substantial portion of the proceeds from these transactions to repay and refinance indebtedness, to improve our liquidity position and for general corporate purposes. Through these and prior refinancing transactions, we addressed all maturities under the 2009 Financing Agreement, the 2012 Facilities Agreement and the 2014 Credit Agreement. For a description of the 2017 Credit Agreement, see “—Our Indebtedness.”

Our Other Financial Obligations

Other financial obligations in the consolidated statement of financial position as of December 31, 2016 and 2017 are detailed as follows:

	December 31, 2016			December 31, 2017
	Short- term	Long- term	Total	Short- term	Long- term	Total
March 2020 Optional Convertible Subordinated U.S. Dollar Notes	Ps —	10,417	10,417	—	9,985	9,985
March 2018 Optional Convertible Subordinated U.S. Dollar Notes	—	13,575	13,575	7,115	—	7,115
November 2019 Mandatory Convertible Mexican Peso Notes	278	689	967	323	371	694
Liabilities secured with accounts receivable	11,095	—	11,095	11,313	—	11,313
Finance leases	285	1,291	1,576	611	2,503	3,114

	Ps 11,658	25,972	37,630	19,362	12,859	32,221

As mentioned in note 2.6 to our 2017 audited consolidated financial statements included elsewhere in this annual report, financial instruments convertible into CEMEX, S.A.B. de C.V.’s CPOs and/or ADSs contain components of both liability and equity, which are recognized differently depending on whether the instrument is mandatorily convertible, or is optionally convertible by election of the note holders, as well as the currency in which the instrument is denominated.

March 2020 Optional Convertible Subordinated U.S. Dollar Notes

During 2015, CEMEX, S.A.B. de C.V. issued U.S.$521 million aggregate principal amount of its March 2020 Optional Convertible Subordinated U.S. Dollar Notes. The March 2020 Optional Convertible Subordinated U.S. Dollar Notes were issued: (a) U.S.$200 million as a result of the exercise on March 13, 2015 of U.S.$200 million notional amount of CCUs (described below), and (b) U.S.$321 million as a result of private exchanges with certain institutional investors on May 28, 2015, which together with early conversions, resulted in a total of U.S.$626 million aggregate principal amount of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes held by such investors being paid and the issuance and delivery by CEMEX of an estimated 42 million ADSs, which included a number of additional ADSs issued to the holders as non-cash inducement premiums. The March 2020 Optional Convertible Subordinated U.S. Dollar Notes, which are subordinated to all of CEMEX’s liabilities and commitments, are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs at any time at the holder’s election and are subject to antidilution adjustments. The difference at the exchange date between the fair value of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes and the 42 million ADSs against the fair value of March 2020 Optional Convertible Subordinated U.S. Dollar Notes, represented a loss of Ps365 million recognized in 2015 as part of the line item Financial income (expense) and other items, net. As of December 31, 2016 and 2017, the conversion price per ADS was U.S.$11.45 and U.S.$11.01, respectively. The aggregate fair value of the conversion option as of the issuance dates which amounted to Ps199 million was recognized in other equity reserves. After antidilution adjustments, the conversion rate as of December 31, 2016 and 2017 was 87.3646 ADS and 90.8592 ADS, respectively, per each U.S.$1 thousand principal amount of such notes. See note 16.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

March 2018 Optional Convertible Subordinated U.S. Dollar Notes

On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of U.S.$690 million aggregate principal amount of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes and U.S.$978 million principal amount of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes. The notes were subordinated to all of CEMEX’s liabilities and commitments, are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs, at the holder’s election, and are subject to antidilution adjustments. A portion of the net proceeds from this transaction was used to fund the purchase of capped call options, which are generally expected to reduce the potential dilution cost to us upon the potential conversion of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes. After the exchange of notes described in the paragraph above, U.S.$352 million principal amount of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes that remained outstanding were repaid in cash at their maturity on March 15, 2016. As of December 31, 2016 and 2017, the conversion price per ADS was U.S.$8.92 and U.S.$8.57, respectively. After antidilution adjustments, the conversion rate as of December 31, 2016 and 2017 was 112.1339 ADS and 116.6193 ADS, respectively, per each U.S.$1,000 principal amount of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes. See notes 16.2 and 16.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

On June 19, 2017, certain institutional holders of CEMEX, S.A.B. de C.V.’s March 2018 Optional Convertible Subordinated U.S. Dollar Notes agreed to convert U.S.$325 million aggregate principal amount of those notes in exchange for 43 million ADSs. CEMEX did not pay any cash to those noteholders in connection with the conversions. On March 15, 2018, CEMEX, S.A.B. de C.V. redeemed the remaining U.S.$365 million aggregate principal amount of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes.

November 2019 Mandatory Convertible Mexican Peso Notes

In December 2009, CEMEX, S.A.B. de C.V. completed an exchange offer of debt into 10% mandatory convertible notes due 2019 (the “November 2019 Mandatory Convertible Mexican Peso Notes”) for approximately U.S.$315 million principal amount. Reflecting antidilution adjustments, the notes will be converted at maturity or earlier if the price of the CPO reaches Ps26.22 into approximately 236 million CPOs at a conversion price of Ps17.48 per CPO. The conversion rate under the November 2019 Mandatory Convertible Mexican Peso Notes is 509.1077 CPOs per each convertible obligation. During their tenure, holders have an option to voluntarily convert their securities on any interest payment date into CPOs. Considering the currency in which the notes are denominated and the functional currency of CEMEX, S.A.B. de C.V.’s financing division, the conversion option embedded in these securities is treated as a stand-alone derivative liability at fair value in the income statements. Changes in fair value of the conversion option generated gains of approximately U.S.$18 million (Ps310 million) in 2015, losses of approximately U.S.$29 million (Ps545 million) in 2016, and gains of approximately U.S.$19 million (Ps359 million) in 2017. See notes 2.4 and 16.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

Our Receivables Financing Arrangements

Our subsidiaries in Mexico, the United States, France and the United Kingdom are parties to sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. As of December 31, 2016 and 2017, trade accounts receivable included receivables of U.S.$658 million (Ps13,644 million) and U.S.$647 million (Ps12,713 million), respectively. Under these programs, our subsidiaries effectively surrender control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, we retain certain residual interest in the programs and/or maintain continuing involvement with the accounts receivable; therefore, the amounts received are recognized within “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to U.S.$123 million (Ps2,549 million) and U.S.$71 million (Ps1,400 million) as of December 31, 2016 and 2017, respectively. Therefore, the funded amount to us was U.S.$535 million (Ps11,095 million) in 2016 and U.S.$576 million (Ps11,313 million) as of December 31, 2017. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to U.S.$13 million (Ps258 million) and U.S.$16 million (Ps308 million) in 2016 and 2017, respectively. Our securitization programs are negotiated for periods of one year and are usually renewed at their maturity. See notes 9 and 16.2 to our 2017 audited consolidated financial statements included herein.

Finance Leases

As of December 31, 2016 and 2017, we held several operating buildings and mainly mobile equipment, under finance lease contracts for a total of U.S.$76 million (Ps1,576 million) and U.S.$158 million (Ps3,105 million), respectively. See note 16.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report. Future payments associated with these contracts are presented in note 23.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

Perpetual Debentures

We define the “Perpetual Debentures” as, collectively, (i) U.S. Dollar-Denominated 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C5 Capital (SPV) Limited, (ii) U.S. Dollar-Denominated 6.640% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C8 Capital (SPV) Limited, (iii) U.S. Dollar-Denominated 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10 Capital (SPV) Limited and (iv) Euro-Denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10-EUR Capital (SPV) Limited.

As of December 31, 2015, 2016 and 2017, non-controlling interest stockholders’ equity included U.S.$440 million (Ps7,581 million), U.S.$438 million (Ps9,075 million) and U.S.$447 million (Ps8,784 million), respectively, representing the notional amount of Perpetual Debentures, which exclude any perpetual debentures held by subsidiaries. The Perpetual Debentures have no fixed maturity date and do not represent contractual obligations to exchange any series of its outstanding Perpetual Debentures for financial assets or financial liabilities. Based on their characteristics, the Perpetual Debentures, issued through SPVs, qualify as equity instruments and are classified within non-controlling interest as they were issued by consolidated entities, and, if the conditions to interest deferred are satisfied, we have the unilateral right to defer indefinitely the payment of interest due on the Perpetual Debentures. Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the Perpetual Debentures, are included within “Other equity reserves” and represented expenses of Ps507 million and Ps482 million in 2016 and 2017, respectively. The different SPVs were established solely for purposes of issuing the Perpetual Debentures and are included in our 2017 audited consolidated financial statements included elsewhere in this annual report. As of December 31, 2017, the Perpetual Debentures were as follows:

Issuer	Issuance Date	Nominal Amount at Issuance Date (in millions)		Nominal Amount Outstanding as of December 31, 2017 (in millions)		Repurchase Option	Interest Rate
C10-EUR Capital (SPV) Ltd.(3)	May 2007		€730		€64	Tenth anniversary	EURIBOR + 4.79%
C8 Capital (SPV) Ltd.(2)	February 2007	U.S.$	750	U.S.$	135	Eighth anniversary	LIBOR + 4.40%
C5 Capital (SPV) Ltd.(1)(2)	December 2006	U.S.$	350	U.S.$	61	Fifth anniversary	LIBOR + 4.277%
C10 Capital (SPV) Ltd.(2)	December 2006	U.S.$	900	U.S.$	175	Tenth anniversary	LIBOR + 4.71%

(1)	Under the 2017 Credit Agreement, and previously under the 2014 Credit Agreement, we are not permitted to call the Perpetual Debentures.
(2)	“LIBOR” above refers to the London Inter-Bank Offered Rate. As of December 31, 2016 and 2017, 3-month LIBOR was approximately 0.9979% and 1.6943%, respectively.

(3)	“EURIBOR” above refers to the Euro Interbank Offered Rate. As of December 31, 2016 and 2017, 3-month EURIBOR was approximately – 0.319% and – 0.329%, respectively.

Stock Repurchase Program

Under Mexican law, CEMEX, S.A.B. de C.V.’s shareholders may authorize a stock repurchase program at any annual general ordinary shareholders’ meeting. Unless otherwise instructed by CEMEX, S.A.B. de C.V.’s shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

In connection with CEMEX, S.A.B. de C.V.’s 2015 and 2016 annual general ordinary shareholders’ meetings held on March 31, 2016 and March 30, 2017, respectively, no stock repurchase program was proposed. In connection with CEMEX, S.A.B. de C.V.’s 2017 annual general ordinary shareholders’ meeting held on April 5, 2018, a proposal was approved to set the amount of U.S.$500 million or its equivalent in Mexican Pesos as the maximum amount of resources for the year ending on December 31, 2018, and until the next ordinary shareholders meeting is held, that CEMEX, S.A.B. de C.V. can use to purchase its own shares or securities that represent such shares. The board of directors of CEMEX, S.A.B. de C.V. was authorized to determine the basis on which the purchase and placement of such shares is made, appoint the persons who will be authorized to make the decision of purchasing or placing such shares and appoint the persons responsible to make the transaction and furnish the corresponding notices to authorities. The board of directors and/or attorneys-in-fact or delegates designated in turn, or the persons responsible for such transactions, will determine in each case, if the purchase is made with charge to stockholders’ equity as long as the shares belong to CEMEX, S.A.B. de C.V., or with charge to share capital if it is resolved to convert the shares into non-subscribed shares to be held in treasury. We remain subject to certain restrictions regarding the repurchase of shares of our capital stock under the 2017 Credit Agreement and the indentures governing the outstanding Senior Secured Notes.

Research and Development, Patents and Licenses, etc.

Headed by CEMEX Research and Development Centers in Switzerland (“CEMEX Research Center”), R&D is increasingly assuming a key role as it is recognized as an important contributor to CEMEX’s comprehensive pricing strategy for CEMEX’s products. Through the development of innovative technologies, services, and commercial models, CEMEX is leveraging its know-how based assets to create an important differentiation in its offerings to customers in a broad range of markets with unique challenges. Focus is placed on creating tangible value for our customers by making their business more profitable, but more importantly, as leaders in the industry, there is an underlying mission for CEMEX to elevate and accelerate the industry’s evolution in order to achieve greater sustainability, increase engagement in social responsibility and provoke an important leap in its technological advancement.

CEMEX’s R&D initiatives are globally led, coordinated and managed by CEMEX Research Center, which encompasses the areas of Product Development & Construction Trends, Cement Production Technology, Sustainability, Business Process & IT, Innovation, and Commercial & Logistics. The areas of Product Development & Construction Trends and Cement Production Technology are responsible for, among others, developing new products for our cement, ready-mix concrete, aggregate and admixture businesses as well as introduce novel and/or improved processing and manufacturing technology for all of CEMEX’s core businesses. Additionally, the Product Development & Construction Trends and Sustainability areas collaborate to develop and propose construction solutions through consulting and the integration of the aforementioned technologies. The Cement Production Technology and Sustainability areas are dedicated to, among others, operational efficiencies leading to cost reductions and enhancing our CO2 footprint and overall environmental impact through the usage of alternative or biomass fuels and the use of supplementary materials in substitution of clinker. For example, we have developed processes and products that allow us to reduce heat consumption in our kilns, which in turn reduces energy costs. Global products/brands have been conceptualized and engineered to positively impact the jobsite safety, promote efficient construction practices, sensibly preserve natural resources vital to life, lower carbon foot-print and improve the quality of life in rapidly transforming cities. Underlying

CEMEX’s R&D philosophy is a growing culture of global collaboration and coordination, where the Innovation Team identifies and promotes novel collaboration practices, and mobilizes its adoption within CEMEX. Getting closer and understanding our customers is a fundamental transformation within CEMEX, and consequently the Commercial & Logistics area is carrying out research initiatives to better attend the needs of customers as well as identify key changes in our supply chain management that should enable us to bring products, solutions, and services to our customers in the most cost-effective and efficient manner, using what we believe to be the best available technologies to design a new standard in digital commercial models.

There are nine laboratories supporting CEMEX’s R&D efforts under a collaboration network. The laboratories are strategically located in close proximity to our plants, and assist the operating subsidiaries with troubleshooting, optimization techniques and quality assurance methods. The laboratory located in Switzerland is continually improving and consolidating our research and development efforts in the areas of cement, concrete, aggregates, admixtures, mortar and asphalt technology, sustainability as well as in energy management. In addition, CEMEX Research Center actively generates as well as registers patents and pending applications in many of the countries in which CEMEX operates. Patents and trade secrets are managed strategically in order to ensure an important technology lock-ins associated with CEMEX technology.

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

In 2015, 2016 and 2017, the total combined expense of the technology and energy departments in CEMEX, which includes all significant R&D activities, amounted to Ps660 million (U.S.$41 million), Ps712 million (U.S.$38 million) and Ps754 million (U.S.$38 million), respectively.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2017 that are reasonably likely to have a material and adverse effect on our net sales, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

Summary of Material Contractual Obligations and Commercial Commitments

The 2017 Credit Agreement

On July 19, 2017, CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into the 2017 Credit Agreement for an amount in different currencies equivalent to U.S.$4.1 billion (in aggregate), the proceeds of which were used to refinance indebtedness incurred under a then-existing credit agreement and other debt repayment obligations. As of December 31, 2017, the outstanding indebtedness incurred under the 2017 Credit Agreement was U.S.$2.5 billion.

As of December 31, 2017, we reported an aggregate principal amount of outstanding debt of Ps50,841 million (U.S.$2,587 million) under the 2017 Credit Agreement. The 2017 Credit Agreement is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. As of July 19, 2017, commitments initially available under the 2017 Credit Agreement included (i) €741 million, (ii) £344 million and (iii) U.S.$2,746 million, out of which U.S.$1,135 million were in the revolving credit facility tranche of the 2017 Credit Agreement. As of December 31, 2017, the 2017 Credit Agreement had an amortization profile, considering all commitments of U.S.$4.1 billion under the 2017 Credit Agreement, of U.S.$583 million in 2020, U.S.$1,166 million in 2021 and U.S.$2,301 million in 2022.

Our failure to comply with restrictions and covenants under the 2017 Credit Agreement could have a material adverse effect on our business and financial conditions.

For a discussion of restrictions and covenants under the 2017 Credit Agreement, see “Item 3—Key Information—Risk Factors—The 2017 Credit Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions.”

Senior Secured Notes

The indentures governing our outstanding Senior Secured Notes impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) create liens; (ii) incur in additional debt; (iii) change CEMEX’s business or the business of any obligor or material subsidiary (in each case, as defined in the Credit Agreement); (iv) enter into mergers; (v) enter into agreements that restrict our subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) enter into certain derivatives transactions and (xii) exercise any call option in relation to any perpetual bonds issues unless the exercise of the call options does not have a materially negative impact on our cash flow.

January 2021 and October 2018 U.S. Dollar Notes. On October 2, 2013, CEMEX, S.A.B. de C.V. issued the January 2021 U.S. Dollar Notes and the October 2018 U.S. Dollar Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia B.V. (“CEMEX Asia”), CEMEX Concretos, CEMEX Corp., CEMEX Finance, CEMEX Egyptian Investments, CEMEX France, CEMEX Research Group AG (“CEMEX Research Group”), CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2021 and October 2018 U.S. Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral. On May 12, 2016, CEMEX, S.A.B. de C.V. completed the purchase of U.S.$178.5 million aggregate principal amount of the October 2018 U.S. Dollar Notes through the May 2016 Tender Offer. All such October 2018 U.S. Dollar Notes purchased in the May 2016 Tender Offer were immediately canceled. Following the settlement of the May 2016 Tender Offer, U.S.$319.5 million aggregate principal amount of the October 2018 U.S. Dollar Notes remained outstanding. In addition, we repurchased U.S.$6.1 million principal amount of the October 2018 U.S. Dollar Notes in open market purchases in 2016, all of which have been canceled. CEMEX, S.A.B. de C.V. completed the purchase of U.S.$241.9 million and U.S.$385.1 million aggregate principal amount of the January 2021 U.S. Dollar Notes through the October 2016 Tender Offer and the March 2017 Tender Offer. All such January 2021 U.S. Dollar Notes purchased in the tender offers were immediately canceled. Following the settlement of both tender offers, U.S.$341.7 million aggregate principal amount of the January 2021 U.S. Dollar Notes remained outstanding. In addition, we repurchased U.S.$31.4 million principal amount of the January 2021 U.S. Dollar Notes in open market purchases in 2016, all of which have been canceled. In addition, we repurchased U.S.$8.5 million principal amount of the January 2021 U.S. Dollar Notes in an open market purchase in 2017, all of which have been cancelled. On March 15, 2018, we redeemed all of the outstanding January 2021 U.S. Dollar Notes.

April 2024 U.S. Dollar Notes. On April 1, 2014, CEMEX Finance issued the April 2024 U.S. Dollar Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act.

CEMEX, S.A.B. de C.V., CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX France, CEMEX Research Group, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance under the April 2024 U.S. Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

January 2025 U.S. Dollar Notes and January 2022 Euro Notes. On September 11, 2014, CEMEX, S.A.B. de C.V. issued the January 2025 U.S. Dollar Notes and the January 2022 Euro Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX Concretos, Empresas Tolteca, New Sunward, CEMEX España, CEMEX Asia, CEMEX Corp., CEMEX Finance, Cemex Egyptian Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2025 U.S. Dollar Notes and January 2022 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral. On January 10, 2018, we redeemed all of the outstanding January 2022 Euro Notes.

May 2025 U.S. Dollar and March 2023 Euro Notes. In March 2015, CEMEX, S.A.B. de C.V. issued the May 2025 U.S. Dollar Notes and the March 2023 Euro Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX Concretos, Empresas Tolteca, New Sunward, CEMEX España, CEMEX Asia, CEMEX Corp., CEMEX Finance, Cemex Egyptian Investments, CEMEX France, CEMEX Research Group and CEMEX UK, have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the May 2025 U.S. Dollar and March 2023 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

April 2026 U.S. Dollar Notes. On March 16, 2016, CEMEX, S.A.B. de C.V. issued the April 2026 U.S. Dollar Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, CEMEX Egyptian Investments, CEMEX France, CEMEX Research Group and CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the April 2026 U.S. Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

June 2024 Euro Notes. On June 14, 2016, CEMEX Finance issued the June 2024 Euro Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México, CEMEX Concretos, Empresas Tolteca, New Sunward, CEMEX España, CEMEX Asia, CEMEX Corp., Cemex Egyptian Investments, CEMEX France, Cemex Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance under the June 2024 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

December 2024 Euro Notes. On December 5, 2017, CEMEX, S.A.B. de C.V issued the November 2024 Euro Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, CEMEX Egyptian Investments, CEMEX France, CEMEX Research Group, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the December 2024 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

Convertible Notes

March 2020 Optional Convertible Subordinated U.S. Dollar Notes. During 2015, CEMEX, S.A.B. de C.V. issued U.S.$521 million aggregate principal amount of its March 2020 Optional Convertible Subordinated U.S. Dollar Notes. The March 2020 Optional Convertible Subordinated U.S. Dollar Notes were issued: (a) U.S.$200 million as a result of the exercise on March 13, 2015 of U.S.$200 million notional amount of CCUs, and (b) U.S.$321 million as a result of private exchanges with certain institutional investors on May 28, 2015, which together with early conversions, resulted in a total of U.S.$626 million aggregate principal amount of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes held by such investors being paid and the issuance and delivery by CEMEX of an estimated 42 million ADSs, which included a number of additional ADSs issued to the holders as non-cash inducement premiums. The March 2020 Optional Convertible Subordinated U.S. Dollar Notes, which are subordinated to all of CEMEX’s liabilities and commitments, are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs at any time at the holder’s election and are subject to antidilution adjustments. The difference at the exchange date between the fair value of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes and the 42 million ADSs against the fair value of the March 2020 Optional Convertible Subordinated U.S. Dollar Notes, represented a loss of Ps365 million recognized in 2015 as part of “Financial income (expense) and other items, net”. The aggregate fair value of the conversion option as of the issuance dates which amounted to Ps199 million was recognized in other equity reserves. As of December 31, 2016 and 2017, the conversion price per ADS under the March 2020 Optional Convertible Subordinated U.S. Dollar Notes was U.S.$11.45 and U.S.$11.01, respectively. After antidilution adjustments, the conversion rate as of December 31, 2016 and 2017 was 87.3646 ADS and 90.8592 ADS, respectively; per each U.S.$1 thousand principal amount of such notes. See note 16.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

November 2019 Mandatory Convertible Mexican Peso Notes. In December 2009, CEMEX, S.A.B. de C.V. completed an exchange offer of debt into mandatorily convertible securities in Pesos for approximately U.S.$315 million principal amount of the November 2019 Mandatory Convertible Mexican Peso Notes. Reflecting antidilution adjustments, the notes will be converted at maturity or earlier if the price of the CPO reaches Ps26.22 into approximately 236 million CPOs at a conversion price of Ps17.48 per CPO. The conversion rate under the November 2019 Mandatory Convertible Mexican Peso Notes is 509.1077 CPOs per each convertible obligation. During their tenure, holders have an option to voluntarily convert their securities on any interest payment date into CPOs. Considering the currency in which the notes are denominated and the functional currency of CEMEX, S.A.B. de C.V.’s financing division, the conversion option embedded in these securities is treated as a stand-alone derivative liability at fair value in the income statements, recognizing an initial effect of Ps365 million. See note 16.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

March 2018 Optional Convertible Subordinated U.S. Dollar Notes. On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of U.S.$690 million aggregate principal amount of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes. The notes are subordinated to all of CEMEX’s liabilities and commitments. The notes are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs, at the holder’s election, and are subject to antidilution adjustments. On June 19, 2017, the CEMEX, S.A.B. de C.V. agreed to, with certain institutional holders, the early conversion of approximately U.S.$325 in aggregate principal amount of the 2018 Convertible Notes in exchange for approximately 43 million ADSs, which included the number of additional ADSs issued to the holders as non-cash inducement premiums. As a result of the early conversion agreements, the liability components of the converted notes of Ps5,468 million was reclassified from other financial obligations to other equity reserves. In addition, considering the issuance of shares, CEMEX, S.A.B. de C.V. increased common stock for Ps4 million and additional paid-in capital for Ps7,059 million against other equity reserves, and recognized expense for the inducement premiums paid in shares of Ps769 million, recognized within “Financial income and other items, net” in the 2017 income statement. As of December 31, 2016 and 2017, the conversion price per ADS under the March 2018 Optional Convertible Subordinated U.S. Dollar Notes was approximately U.S.$8.92 and U.S.$8.57, respectively. After antidilution adjustments, the conversion rate as of December 31, 2016 and 2017 was 112.1339 ADS and 116.6193 ADS, respectively; per each U.S.$1 thousand principal amount of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes. During August 2016, CEMEX, S.A.B. de C.V. amended 58.3% of the total notional amount of such capped calls, with the purpose of reducing the volatility of their fair value by lowering the strike prices in exchange for reducing the number of underlying options. These amendments involved no cash settlements. As a result of such amendments, CEMEX, S.A.B. de C.V. retained a total amount of capped call transactions greater than approximately 71 million CEMEX ADSs after antidilution adjustments maturing in March 2018. During 2017, CEMEX, S.A.B. de C.V. amended capped calls transactions maturing in March 2018, with the purpose of unwinding the position, pursuant to which CEMEX, S.A.B. de C.V. received an aggregate amount of approximately U.S.$103 million in cash. As of December 31, 2017, CEMEX, S.A.B. de C.V. closed all of its options on its own shares. See notes 16.2 and 16.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report. On March 15, 2018, CEMEX, S.A.B. de C.V. redeemed the remaining U.S.$365 million aggregate principal amount of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes.

Commercial Commitments

On July 30, 2012, we entered into a Master Professional Services Agreement with IBM. This agreement provides the framework for the services IBM provides to us on a global scale, including: information technology, application development and maintenance, finance and accounting outsourcing, human resources administration and contact center services. The term of the agreement began on July 30, 2012 and will end on August 31, 2022, unless earlier terminated. Our minimum required payments to IBM under the agreement are approximately U.S.$50 million per year. We will have the right to adjust the cost and quality of the services every two years if we determine that they do not meet certain benchmarks. We may terminate the agreement (or a portion of it) at our discretion and without cause at any time by providing at least six-months’ notice to IBM and paying termination charges consisting of IBM’s unrecovered investment and breakage and wind-down costs. In addition, we may terminate the agreement (or a portion of it) for cause without paying termination charges. Other termination rights may be available to us for a termination charge that will vary with the reason for termination. IBM may terminate the agreement if we (i) fail to make payments when due or (ii) become bankrupt and do not pay in advance for the services.

As of December 31, 2017, we did not depend on any of our suppliers of goods or services to conduct our business.

Contractual Obligations

As of December 31, 2016 and 2017, we had material contractual obligations as set forth in the table below.

	As of December 31, 2016	As of December 31, 2017
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of U.S. Dollars)
Long-term debt	U.S.$ 11,379	798	519	2,411	6,164	9,892
Capital lease obligations(1)	107	36	87	52	—	175
Convertible notes(2)	1,205	379	527	—	—	906

Total debt and other financial obligations(3)	12,691	1,213	1,133	2,463	6,164	10,973
Operating leases(4)	515	109	181	136	68	494
Interest payments on debt(5)	3,996	448	968	809	848	3,073
Pension plans and other benefits(6)	1,414	156	307	316	808	1,587
Purchases of raw material, fuel and energy(7)	4,440	649	810	866	2,001	4,326

Total contractual obligations	U.S.$ 23,056	2,575	3,399	4,590	9,889	20,453

Total contractual obligations (Mexican Pesos)	Ps 477,720	50,599	66,790	90,193	194,319	401,901

(1)	Represents nominal cash flows. As of December 31, 2017, the net present value of future payments under such leases was approximately U.S.$158 million (Ps3,105 million), of which U.S.$79 million (Ps1,552 million) refers to payments from one to three years and U.S.$48 million (Ps943 million) refers to payments from three to five years.
(2)	Refers to the components of liability of the convertible notes described in note 16.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report and assumes repayment at maturity and no conversion of such convertible notes.
(3)	The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, we have replaced our long-term obligations for others of a similar nature.
(4)	The amounts represent nominal cash flows. We have operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain operating expenses. Rental expense was U.S.$121 million (Ps2,507 million) in 2016 and U.S.$115 million (Ps2,252 million) in 2017.
(5)	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2016 and 2017.
(6)	Represents estimated annual payments under these benefits for the next ten years (see note 18 to our 2017 audited consolidated financial statements included elsewhere in this annual report). Future payments include the estimate of new retirees during such future years.
(7)	Future nominal payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows. Future nominal payments of energy were estimated for all contractual commitments on the basis of an aggregate average expected consumption per year using the future prices of energy established in the contracts for each period. Future payments also include our commitments for the purchase of fuel.

As of December 31, 2015, 2016 and 2017, in connection with the commitments for the purchase of fuel and energy included in the table above, a description of the most significant contracts is as follows:

In connection with the beginning of full commercial operations of the Ventikas S.A.P.I. de C.V. and the Ventika II S.A.P.I. de C.V. wind farms (jointly “Ventikas”) located in the Mexican state of Nuevo Leon with a combined generation capacity of 252 MW, we agreed to acquire a portion of the energy generated by Ventikas for our overall electricity needs in Mexico for a period of 20 years, which began in April 2016. As of December 31, 2017, the estimated annual cost of this agreement was U.S.$27 million, assuming energy generation at full capacity (energy supply from wind sources is variable in nature and final amounts can be determined only based on energy ultimately received at the agreed prices per unit).

In September 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” we and ACCIONA formed an alliance to develop a wind farm project for the generation of 250 MW in the Mexican state of Oaxaca. We acted as promoter of the project, which was named EURUS. ACCIONA provided the required financing, constructed the facility and currently owns and operates the wind farm. The operation of the 167 wind turbines on the farm commenced on November 15, 2009. The agreements between us and ACCIONA established that our plants in Mexico will acquire a portion of the energy generated by the wind farm for a period of at least 20 years, which began in February 2010, when EURUS reached the committed limit capacity. For the years ended December 31, 2015, 2016 and 2017, EURUS supplied approximately 28.0%, 22.9% and 20.6%, respectively, of our overall electricity needs in Mexico during such years. In 1999, we entered into agreements with an international partnership, which financed, built and operated TEG, an electrical energy generating plant in Mexico. In 2007, the original operator was replaced. Pursuant to the agreement, we would purchase the energy generated from TEG for a term of not less than 20 years, which started in April 2004 and that was further extended until 2027 with the change of operator. In addition, we committed to supply TEG and another third-party electrical energy generating plant adjacent to TEG all fuel necessary for their operations, a commitment that has been hedged through four 20-year agreements entered with PEMEX, which terminate in 2024. Consequently, for the last three years, CEMEX intends to purchase the required fuel in the market. For the years ended December 31, 2015, 2016 and 2017, TEG supplied approximately 69.3%, 66.3% and 68.4%, respectively, of our overall electricity needs during such year for our cement plants in Mexico.

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

In 2007, CEMEX Zement GmbH (“CXZ”), our subsidiary in Germany, entered into a long-term energy supply contract with Vattenfall Europe New Energy Ecopower (“VENEE”), pursuant to which VENEE committed to supply energy to our Rüdersdorf plant for a period of 15 years starting on January 1, 2008. Since 2017 the new owner of the power plant and the contract is the STEAG—Industriekraftwerk Rüdersdorf GmbH (“SIKW”). Based on the contract, each year CXZ has the option to fix in advance the volume of energy that it will acquire from SIKW, with the option to adjust the purchase amount one time on a monthly and quarterly basis. According to this agreement, CXZ has acquired 27 MW for 2018 and 28 MW for 2019 and CXZ expects to acquire between 26 and 28 MW for the following years starting in 2018 and thereafter. The estimated annual cost of this agreement is approximately U.S.$12 million assuming that CEMEX receives all its energy allocation. The contract, which establishes a price mechanism for the energy acquired, based on the price of energy future contracts quoted on the European Energy Exchange, did not require initial investments and was expected to be performed at a future date. Based on its terms, this contract qualified as a financial instrument under IFRS. However, as the contract is for CEMEX’s own use and CEMEX sells any energy surplus as soon as actual energy requirements are known, regardless of changes in prices and thereby avoiding any intention of trading in energy, such contract is not recognized at its fair value.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results and liquidity or capital resources.

Quantitative and Qualitative Market Disclosure

Our Derivative Financial Instruments

For the year ended December 31, 2016, we had net gains related to the recognition of changes in fair values of derivative financial instruments of Ps317 million (U.S.$17 million). For the year ended December 31, 2017, we had a net gain related to the recognition of changes in fair values of derivative financial instruments of Ps161 million (U.S.$9 million). See note 16.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

In the ordinary course of business, we are exposed to commodities risk, including the exposure from inputs such as fuel, coal, pet coke, fly-ash, gypsum and other industrial materials that are commonly used by us in the production process, and expose us to variations in prices of the underlying commodities. To manage this and other risks, such as credit risk, interest rate risk, foreign exchange risk, equity risk and liquidity risk, considering the guidelines set forth by the board of directors, which represent our risk management framework and are supervised by several committees, our management establishes specific policies that determine strategies focused on obtaining natural hedges to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which we incur our debt with those in which we generate our cash flows. As of December 31, 2017 and 2016, these strategies were sometimes complemented with the use of derivative financial instruments, such as commodity forward contracts on diesel fuel and coal negotiated to fix the price of these underlying commodities. See note 16.4 and 16.5 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

During the reported periods, in compliance with the guidelines established by our Risk Management Committee, any restrictions set forth by our debt agreements and our hedging strategy, we held derivative financial instruments, with the objectives of: (a) changing the risk profile or fixed the price of fuels and electric energy; (b) foreign exchange hedging; (c) hedge of forecasted transactions; and (d) accomplishing other corporate objectives. Before entering into any transaction, we evaluate, by reviewing credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, there can be no assurance that risk of non-compliance with the obligations agreed to with such counterparties is minimal. See note 16.4 and 16.5 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

Since the beginning of 2009, we have been reducing the aggregate notional amount of our derivatives, thereby reducing the risk of cash margin calls. This initiative has included closing substantially all notional amounts of derivative instruments related to our debt (currency and interest rate derivatives) and the settlement of our inactive derivative financial instruments (see note 16.4 to our 2017 audited consolidated financial statements), which we finalized during April 2009. The 2017 Credit Agreement significantly restricts our ability to enter into certain derivative transactions.

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

	At December 31, 2016		At December 31, 2017
(in millions of U.S. Dollars)	Notional Amount	Estimated Fair value	Notional Amount	Estimated Fair value	Maturity Date
Net investment hedge	—	—	1,160	47	December 2019
Foreign exchange forwards related to forecasted transactions	80	—	381	3	January 2018
Equity contracts on third party shares	—	—	168	7	March 2019
Interest Rate Swaps	147	23	137	16	September 2022
Fuel price hedging	77	15	72	20	October - December 2018
November 2019 Mandatory Convertible Mexican Peso Notes and options on CEMEX, S.A.B. de C.V.’s shares	576	26	—	(20)	November 2019

	880	64	1,918	73

Our Interest Rate Swaps. As of December 31, 2016 and 2017, we had an interest rate swap maturing in September 2022 with notional amounts of U.S.$147 million and U.S.$137 million, respectively, negotiated to exchange floating for fixed rates in connection with agreements we entered into for the acquisition of electric energy in Mexico. As of December 31, 2016 and 2017, the fair value of the swap represented assets of U.S.$23 million (Ps477 million) and U.S.$16 million (Ps314 million), respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, we will receive a fixed rate of 5.4% and will pay at LIBOR. Changes in the fair value of interest rate swaps, generated losses of U.S.$4 million (Ps69 million) in 2015, U.S.$6 million (Ps112 million) in 2016 and U.S.$6 million (Ps114 million) in 2017, which were recognized in the income statement for each year. See note 16.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

Our Equity Forwards on Third-Party Shares. As of December 31, 2017, in connection with the definitive sale of our GCC shares in September 2017 to two financial institutions that acquired all corporate rights and control under the aforementioned shares (see note 13.1 to our 2017 audited consolidated financial statements included elsewhere in this annual report), we negotiated equity forward contracts to be settled in cash maturing in March 2019 over the price of approximately 31.4 million GCC shares. During 2017, changes in the fair value of these instruments generated losses of U.S.$24 million (Ps463 million) recognized within “Financial income (expense) and other items, net” in the income statement. GCC is a Mexican construction company listed on the Mexican Stock Exchange. As of December 31, 2017, the fair value of the equity forwards represented an asset of approximately U.S.$7 million (Ps138 million), net of cash collateral.

Our Options on Our Own Shares. On March 15, 2011, in connection with the offering of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes and to effectively increase the conversion price for CEMEX, S.A.B. de C.V.’s ADSs under such notes, CEMEX, S.A.B. de C.V. entered into capped call transactions after antidilution adjustments of over approximately 80 million ADSs maturing in March 2018, by means of which, at maturity of the notes in March 2018, we will receive in cash the difference between the market price of the ADS and U.S.$8.57, with a maximum appreciation per ADS of U.S.$5.27. We paid a total premium of approximately U.S.$222 million. During August 2016, we amended 58.3% of the total notional amount of such capped calls, with the purpose of reducing the volatility of their fair value by lowering the strike prices in exchange for reducing the number of underlying options. These amendments involved no cash settlements. As a result of such amendments, CEMEX, S.A.B. de C.V. retained a total amount of capped call transactions over approximately 71 million CEMEX, S.A.B. de C.V. ADSs after antidilution adjustments maturing in March 2018. As of December 31, 2016, the fair value of such options represented assets of U.S.$66 million (Ps1,368 million). During 2015, 2016 and 2017, changes in the fair value of this contract generated losses of approximately U.S.$228 million (Ps3,928 million), gains of approximately U.S.$44 million (Ps818 million) and gains of approximately U.S.$37 million (Ps725 million), respectively, which were recognized in the income statements for each year. During 2017, we amended capped calls transactions maturing in March 2018 over approximately 71 million CEMEX, S.A.B. de C.V. ADSs, with the purpose of unwinding the position, pursuant to which CEMEX, S.A.B. de C.V. received an aggregate amount of approximately U.S.$103 million in cash. As of December 31, 2017, CEMEX, S.A.B. de C.V. closed all of its options on its own shares.

In addition, in connection with the November 2019 Mandatory Convertible Mexican Peso Notes (see note 16.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report), and considering (i) the change in CEMEX, S.A.B. de C.V.’s functional currency effective January 1, 2013 and (ii) that the currency in which such November 2019 Mandatory Convertible Mexican Peso Notes are denominated and the functional currency of the issuer differ, beginning January 1, 2013, we now separate the conversion option embedded in such instruments and recognize it at fair value, which as of December 31, 2016 and 2017, resulted in a liability of approximately U.S.$40 million (Ps829 million) and U.S.$20 million (Ps393 million), respectively. Changes in fair value of the conversion option generated gains of U.S.$18 million (Ps310 million) in 2015, losses of U.S.$29 million (Ps545 million) in 2016 and gains of U.S.$19 million (Ps359 million) in 2017.

Foreign exchange forward contracts. As of December 31, 2017, we held foreign exchange forward contracts that matured in January 2018 negotiated to maintain the Euro value of a portion of the December 2024 Euro Notes issued for Euros during December 2017, after converting a portion of these proceeds into U.S. dollar to settle other indebtedness in Dollars in December 2017, whereas the final use of these proceeds had been projected to be the settlement of other indebtedness in Euros during 2018. See note 4.2 to our 2017 audited consolidated financial statements included elsewhere in this annual report. For the years 2016 and 2017, changes in the estimated fair value of these instruments, including the effects resulting from positions entered and settled during each year, generated gains of U.S.$10 million (Ps186 million) in 2016 and losses U.S.$17 million (Ps337 million) in 2017, each recognized within “Financial income (expense) and others, net.” We continue to hold foreign exchange forward contracts as part of our hedging strategy.

In addition, during 2017, we negotiated foreign exchange forwards contract to hedge our exposure to currency translation effects arising from certain investments in foreign subsidiaries. These contracts have been documented as a net investment hedge. As of December 31, 2017, the fair value of these foreign exchange forward contracts represented an asset liability of U.S.$47 million (Ps924 million). Changes in fair value are recognized through other comprehensive income. For the year end period ended December 31, 2017, changes in the estimated fair value of these instruments, generated gains of U.S.$6 (Ps110), recognized within stockholders’ equity.

Fuel price hedging. We maintained forward contracts negotiated to hedge the price of diesel fuel in several countries in 2016 and 2017 for aggregate notional amounts as of December 31, 2016 and 2017 of U.S.$44 million (Ps912 million) and U.S.$46 million (Ps904 million), respectively, with an estimated fair value representing an asset of U.S.$7 million (Ps145 million) in 2016 and an estimated fair value representing an asset of U.S.$10 million (Ps197 million) in 2017. By means of these contracts, for own consumption only, we fixed the fuel component of the market price of diesel over certain volumes representing a portion of the estimated diesel consumption in such operations. These contracts have been designated as cash flow hedges of diesel fuel consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income, and are recycled to operating expenses as the related diesel volumes are consumed. For the years 2016 and 2017, changes in fair value of these contracts recognized in other comprehensive income represented gains of U.S.$7 million (Ps145 million) and gains of U.S.$3 million (Ps57 million), respectively.

In addition, as of December 31, 2016 and 2017, we held forward contracts negotiated to hedge the price of coal, as solid fuel, for an aggregate notional amounts as of December 31, 2016 and 2017 of U.S.$33 million (Ps684 million) and U.S.$26 million (Ps511 million), respectively, with an estimated fair value representing an asset of U.S.$8 million (Ps166 million) in 2016 and an estimated fair value representing an asset of U.S.$10 million (Ps197 million) in 2017. By means of these contracts, for own consumption only, we fixed the price of coal over certain volumes representing a portion of the estimated coal consumption in our applicable operations. These contracts have been designated as cash flow hedges of coal consumption and, as such, changes in fair value are recognized temporarily through other comprehensive income, and are recycled to operating expenses as the related coal volumes are consumed. For the year ended December 31, 2016 and 2017, changes in fair value of these contracts recognized in other comprehensive income represented gains of U.S.$8 million (Ps166 million) and gains of U.S.$1 million (Ps19 million), respectively.

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of December 31, 2017. Average floating interest rates are calculated based on forward rates in the yield curve as of December 31, 2017. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates available to us as of December 31, 2017 and is summarized as follows:

	Expected maturity dates as of December 31, 2017
Long-Term Debt(1)	2018		2019	2020	2021	After 2022	Total		Fair Value
	(In millions of U.S. Dollars, except percentages)
Variable rate	U.S.$	—	—	519	1,035	1,163	U.S.$	2,717	U.S.$	2,362
Average interest rate		—	—	2.95%	2.95%	3.08%
Fixed rate	U.S.$	—	—	—	336	5,956	U.S.$	6,292	U.S.$	7,013
Average interest rate		—	—	—	7.25%	5.58%

(1)	The information above includes the current maturities of the long-term debt. Total long-term debt as of December 31, 2017 does not include our other financial obligations and the Perpetual Debentures for an aggregate amount of U.S.$447 million (Ps8,784 million) issued by consolidated entities. See notes 16.2 and 20.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2017, we were subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of December 31, 2016, 28% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 306 basis points. As of December 31, 2017, 31% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 268 basis points. As of December 31, 2016 and 2017, if interest rates at that date had been 0.5% higher, with all other variables held constant, CEMEX’s net income for 2016 and 2017 would have been reduced by approximately U.S.$18 million (Ps373 million) and U.S.$18 million (Ps353 million), respectively, as a result of higher interest expense on variable-rate debt. However, this analysis does not include the interest rate swaps held by CEMEX during 2016 and 2017. See note 16.5 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

Foreign Currency Risk. Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations in the U.S. Dollar/Mexican Peso exchange rate. For the year ended December 31, 2017, approximately 21% of our net sales, before eliminations resulting from consolidation, were generated in Mexico, 24% in the United States, 7% in the United Kingdom, 6% in France, 4% in Germany, 2% in Spain, 2% in Poland, 3% in the Rest of Europe, 4% in Colombia, 2% in Panama, 1% in Costa Rica, 2% Caribbean TCL, 4% in the Rest of South, Central America and the Caribbean region, 3% in Philippines, 1% in Egypt, 5% in the Rest of Asia, Middle East and Africa region and 9% from our Other operations.

Foreign exchange gains and losses occur by monetary assets or liabilities in a currency different from its functional currency, and are recorded in the consolidated income statements, except for exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and related parties’ long-term balances denominated in foreign currency, for which the resulting gains or losses are reported in other comprehensive income. As of December 31, 2016 and 2017, excluding from the sensitivity analysis the impact of translating the net assets of foreign operations into our reporting currency and considering a hypothetical 10% strengthening of the U.S. Dollar against the Mexican Peso, with all other variables held constant, our net income for 2016 and 2017 would have increased by approximately U.S.$136 million (Ps2,829 million) and U.S.$119 million (Ps2,829 million), respectively, as a result of higher foreign exchange losses on our dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetical 10% weakening of the U.S. Dollar against the Mexican Peso would have had the opposite effect.

As of December 31, 2017, 59% of our total debt plus other financial obligations was U.S. Dollar-denominated, 33% was Euro-denominated, 5% was British Pounds-denominated, 2% was Philippine Peso-denominated, 1% was Mexican Peso-denominated and immaterial amounts were denominated in other currencies, which does not include Ps8,784 million (U.S.$447 million) of Perpetual Debentures; therefore, we had a foreign currency exposure arising from the debt plus other financial obligations denominated in U.S. Dollars, and the debt and other financial obligations denominated in Euros, versus the currencies in which our revenues are settled in most countries in which we operate. We cannot guarantee that we will generate sufficient revenues in U.S. Dollars and Euros from our operations to service these obligations. As of December 31, 2016 and 2017, CEMEX had not implemented any derivative financing hedging strategy to address this foreign currency risk.

Equity Risk. As described above, we have entered into equity forward contracts on GCC shares. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in price of the underlying share. Upon liquidation, the equity forward contracts provide for cash settlement and the effects are recognized in the income statements as part of “Financial income (expense) and other items, net” in our 2017 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2017, the potential change in the fair value of CEMEX’s forward contracts in GCC shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of GCC shares in dollars, with all other variables held constant, CEMEX’s net income for 2017 would have been reduced by U.S.$14 million (Ps283 million), as a result of additional negative changes in fair value associated with these forward contracts. A 10% hypothetical increase in the price of GCC shares in 2017 would have generated approximately the opposite effect, respectively.

In addition, even though the changes in fair value of our embedded conversion option in the November 2019 Mandatory Convertible Mexican Peso Notes that are denominated in a currency other than the functional issuer’s currency affect the income statement, they do not imply any risk or variability in cash flows, considering that through their exercise, we will settle a fixed amount of debt with a fixed amount of shares. As of December 31, 2017 and 2016, the potential change in the fair value of the embedded conversion options in the 2019 Mandatory Convertible Mexican Peso Notes that would result from a hypothetical, instantaneous increase of 10% in the market price of our CPOs, with all other variables held constant, would have decreased our net income by U.S.$8 million (Ps162 million) in 2016 and decreased by U.S.$9 million (Ps180 million) in 2017 as a result of additional negative changes in fair value associated with this option. A 10% hypothetical decrease in our CPO price would generate approximately the opposite effect.

Liquidity Risk. We are exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, any one of which may materially affect our results and reduce cash from operations. As of December 31, 2017, we had a combined amount of U.S.$1,512 million (Ps29,711 million) available in our committed revolving credit facility and an undrawn tranche under the 2017 Credit Agreement. See notes 16.1 and 23.4 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

Investments, Acquisitions and Divestitures

The transactions described below represent our principal investments, acquisitions and divestitures completed during 2015, 2016 and 2017.

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

On January 24, 2017, Sierra, which is a wholly-owned CEMEX España subsidiary, announced that, having received a foreign investment license from the Trinidad and Tobago Ministry of Finance, all terms and conditions had been complied with or waived and the Offer to all shareholders that took place on December 5, 2016, had accordingly been declared unconditional. In addition, such Offer closed in Jamaica on February 7, 2017. Sierra acquired all TCL shares deposited pursuant to the Offer up to the maximum number of the offered shares. TCL shares deposited in response to the Offer together with Sierra’s existing shareholding in TCL represented 69.83% of the outstanding TCL shares. The total consideration paid by Sierra for the TCL shares was U.S.$86 million. After conclusion of the Offer, CEMEX consolidates TCL and its subsidiaries, including CCCL, for financial reporting purposes beginning February 1, 2017.

Divestitures

During 2016 and 2017, we made divestitures of approximately U.S.$1,045 million and U.S.$1,514 million, respectively (which included fixed assets of approximately U.S.$121 million and U.S.$93 million, respectively).

On May 26, 2016, we closed the sale of our operations in Bangladesh and Thailand to SIAM Cement for U.S.$70 million. The proceeds from this transaction were used mainly for debt reduction and for general corporate purposes.

On July 18, 2016, CHP closed its initial public offering of 45% of its common shares in the Philippines, and 100% of CHP’s common shares started trading on the Philippine Stock Exchange under the ticker “CHP.” As of December 31, 2017, CASE, an indirect subsidiary of CEMEX España, directly owned 55% of CHP’s outstanding common shares. The net proceeds to CHP from its initial public offering were U.S.$507 million after deducting estimated underwriting discounts and commissions, and other estimated offering expenses payable by CHP. CHP used the net proceeds from the initial public offering to repay existing indebtedness owed to BDO Unibank and to an indirect subsidiary of CEMEX, S.A.B. de C.V. CHP’s assets consist primarily of CEMEX’s cement manufacturing assets in the Philippines.

On August 29, 2016, we announced that we would be participating in the corporate restructuring of GCC, which resulted in CEMEX owning 23% of the outstanding share capital of GCC and, additionally, a minority interest in CAMCEM, an entity which in turn owns a majority interest in GCC. On the same day, we also announced that we reached an agreement with GCC on the terms and conditions regarding the sale to GCC of certain assets in the U.S. On November 18, 2016, after all conditions precedent were satisfied, CEMEX announced that it had closed the sale of certain assets in the U.S. to GCC for U.S.$306 million. The assets were sold by an affiliate of CEMEX to an affiliate of GCC in the U.S., and mainly consisted of CEMEX’s cement plant in Odessa, Texas, two cement terminals and the building materials business in El Paso, Texas and Las Cruces, New Mexico. On February 15, 2017, we sold 45,000,000 shares of common stock of GCC, representing 13.53% of the equity capital of GCC, at a price of Ps95 per share in a public offering to investors in Mexico authorized by the CNBV and in a concurrent private placement to eligible investors outside of Mexico. After the offerings, CEMEX, S.A.B. de C.V. owned a 9.47% direct interest in GCC and the minority interest in CAMCEM. Proceeds from the sale were Ps4,094 million (U.S.$210 million). On September 28, 2017, CEMEX, S.A.B. de C.V. announced the final sale of the remaining 9.47% direct interest in GCC previously held by CEMEX, S.A.B. de C.V. for U.S.$168 million (Ps3,012 million). Following this sale of shares, we no longer held a direct interest but continued to hold an indirect share of 20% in GCC through our minority interest in CAMCEM. The proceeds of this transaction were mainly used for debt reduction and for general corporate purposes.

On December 2, 2016, we agreed to the sale of our assets and operations related to our ready-mix concrete pumping business in Mexico to Pumping Team, a specialist in the supply of ready-mix concrete pumping services based in Spain, for Ps1,649 million. This agreement included the sale of fixed assets upon closing of the transaction for Ps309 million plus administrative and client and market development services. Under this agreement, we will also lease facilities in Mexico to Pumping Team over a period of ten years with the possibility to extend for three additional years, for an aggregate initial amount of Ps1,340 million, plus a contingent revenue subject to results for up to Ps557 million linked to annual metrics beginning in the first year and up to the fifth year of the agreement. On April 28, 2017, after receiving the approval by the Mexican authorities, we concluded the sale.

On January 31, 2017, one of our subsidiaries in the U.S. closed the sale of our Concrete Pipe Business to Quikrete for U.S.$500 million plus an additional U.S.$40 million contingent consideration based on future performance.

On February 10, 2017, one of our subsidiaries in the United States sold its Fairborn, Ohio cement plant and cement terminal in Columbus, Ohio to Eagle Materials for U.S.$400 million. The proceeds obtained from this transaction were used mainly for debt reduction and for general corporate purposes.

On June 30, 2017, one of our subsidiaries in the U.S. closed the divestment of the Pacific Northwest Materials Business, consisting of aggregates, asphalt and ready mix concrete operations in Oregon and Washington, to Cadman Materials for U.S.$150 million. The proceeds obtained from this sale were used mainly for debt reduction and general corporate purposes.

On September 29, 2017, one of our subsidiaries in the U.S. closed the divestment of the Block USA Materials Business, consisting of concrete block, architectural block, concrete pavers, retaining walls and building material operations in Alabama, Georgia, Mississippi and Florida, to Oldcastle for approximately U.S.$38 million. The proceeds obtained from this sale were used mainly for debt reduction and general corporate purposes.

Recent Developments

Recent Developments Relating to Our Indebtedness

On January 10, 2018, we redeemed the remaining €400 million aggregate principal amount of the January 2022 Euro Notes.

On February 14, 2018, we drew down U.S.$377 million aggregate principal amount under the previously undrawn term loan tranche of the 2017 Credit Agreement.

On February 14, 2018, we agreed, through one of our subsidiaries in the United States, to increase our ownership interest in Lehigh White Cement Company from 24.5% to 36.75%. On March 29, 2018, we closed the acquisition and paid a total of U.S.$34 million.

On March 15, 2018, we redeemed the remaining U.S.$365 million aggregate principal amount of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes.

On March 15, 2018, we redeemed the remaining U.S.$341 million aggregate principal amount of the January 2021 Dollar Notes.

During March 2018, we renewed the securitization programs outstanding in the United States, France and the United Kingdom. As a result of such renewals, each program is now scheduled to mature in March 2019.

During the first quarter of 2018, we conducted drawdowns and repayments under the revolving tranche of the 2017 Credit Agreement, resulting in a principal outstanding amount under the revolving tranche of the 2017 Credit Agreement of Ps12,817 million (U.S.$700 million) as of March 31, 2018. In addition, as of March 31, 2018, we had an aggregate amount of Ps7,965 million (U.S.$435 million) available under the revolving tranche of the 2017 Credit Agreement.

Recent Developments Relating to Our Shareholders

On April 5, 2018, CEMEX, S.A.B. de C.V. held an Ordinary General Shareholders Meeting followed by an Extraordinary General Shareholders Meeting. The most significant items that were approved by shareholders at the Ordinary General Shareholders Meeting were:

•	An extension until December 31, 2023 of the current Restricted Stock Plan for Employees, Officers and Managers (formerly the Stock Purchase Option Plan) of CEMEX, S.A.B. de C.V. and its subsidiaries, so that the rights pursuant to such plan can be granted or assigned within this new term, as well as an increase to the capital stock of CEMEX, S.A.B. de C.V. in its variable portion in the amount of Ps. 2,082,457.50, through the issuance of up to 750,000,000 nominative ordinary common shares without expression of nominal value, of which up to 500,000,000 will be Series A, and up to 250,000,000 will be Series B, with the same characteristics and the same rights as the currently outstanding shares, which will be kept in treasury to be subscribed and paid for pursuant to the terms and conditions of the Restricted Stock Plan for Employees, Officers and Managers of CEMEX, S.A.B. de C.V. and its subsidiaries, without preemptive rights being applicable for shareholders.

•	Setting the amount of U.S.$500 million or its equivalent in Mexican Pesos as the maximum amount of resources for the year ending on December 31, 2018, and until the next ordinary shareholders meeting is held, that CEMEX, S.A.B. de C.V. can use to purchase its own shares or securities that represent such shares. The board of directors of CEMEX, S.A.B. de C.V. was authorized to determine the basis on which the purchase and placement of such shares is made, appoint the persons who will be authorized to make the decision of purchasing or placing such shares and appoint the persons responsible to make the transaction and furnish the corresponding notices to authorities.

•	The appointment of the members of CEMEX, S.A.B. de C.V.’s board of directors, including new director Gabriel Jaramillo Sanint.

The most significant item that was approved by shareholders at the Extraordinary General Shareholders Meeting was an increase to the capital stock of CEMEX, S.A.B. de C.V. in its variable portion in the amount of Ps1,258,407.08, through the issuance of up to 453,217,080 nominative ordinary common shares without expression of nominal value, of which 302,144,720 will be Series A, and up to 151,072,360 will be Series B, and which will confer the same rights and obligations as the currently outstanding shares. The shares will be subscribed and paid for through a public offer or private placement, either in Mexico or abroad, and/or through the issuance of convertible notes pursuant to Article 210 Bis of the General Law of Negotiable Instruments and Credit Operations (Ley General de Títulos y Operaciones de Crédito). The shares will be kept in treasury to be subscribed and paid afterwards, through payment or conversion, as applicable, without the preemptive right being applicable pursuant to the Company’s by-laws and applicable legislation.

Recent Developments Relating to Our Board of Directors and Senior Management

As described under “— Recent Developments Relating to Our Shareholders,” on April 5, 2018, Gabriel Jaramillo Sanint was appointed as member of CEMEX, S.A.B. de C.V.’s board of directors. Additionally, Roberto Luis Zambrano Villarreal, who as of December 31, 2017 was a member of CEMEX, S.A.B. de C.V.’s board of directors, concluded his role as director at the Ordinary General Shareholders Meeting held on April 5, 2018. Rogelio Zambrano Lozano, Roger Saldaña Madero and René Delgadillo Galván were elected as Chairman, Secretary and Assistant Secretary of the board of directors of CEMEX, S.A.B. de C.V., respectively.

Name, Position (Age)	Experience
Gabriel Jaramillo Sanint Independent Director (Male – 68)	Has been a member of CEMEX Latam Holdings, S.A.’s board of directors and the Audit and Corporate Governance Committees since 2012. During his more than 35 years of experience in the financial sector, mainly in Latin America, Mr. Jaramillo has worked for several financial institutions, including Citibank, HSBC and Santander. He has been Chief Executive Officer and Chairman of the board of directors of the following banks: Sovereign Bank (Santander USA); Banco de Estado de Sao Paulo, S.A.; Banco Santander (Brasil), S.A.; Banco Santander Colombia and Citibank Mexico. He is member of the board of directors of Minerva Foods (Brasil); Grupo Phoenix and Medicines for Malaria Ventures (Non-profit). Additionally, he was Chief Executive Officer of the Global Fund to Fight AIDS, Tuberculosis and Malaria in Geneva. Mr. Jaramillo graduated with a degree in marketing from California State University and holds an MBA from such university. He has received Honoris Causa doctorates from North Eastern University and Universidad Autónoma de Manizales.

Recent Developments Relating to our Regulatory Matters and Legal Proceedings

Antitrust Proceedings—Polish Antitrust Investigation

We refer to the antitrust proceedings brought by the Protection Office against all cement producers in Poland, including CEMEX Polska and other of our indirect subsidiaries in Poland. On March 27, 2018, the Appeals Court issued its final judgment, which reduces the fine imposed upon CEMEX Polska to Polish Zloty 69.4 million (approximately U.S.$19.97 million as of December 31, 2017 based on an exchange rate of Polish Zloty 3.4748 to U.S.$1.00). This penalty is equal to approximately 6% of CEMEX Polska’s revenue in 2008 and was paid by CEMEX Polska on April 9, 2018. CEMEX Polska still has the right to file a cassation appeal before the Polish Supreme Court within two months following receipt of written justification of the Appeal Court’s judgment, which CEMEX Polska expects to receive within the following two to five months. As of April 27, 2018, we are not able to determine if CEMEX Polska will pursue such cassation appeal. CEMEX Polska had created the accounting provision in relation with this proceeding in an amount equal to 100% of the reduced penalty of the First Instance Court judgment. However, CEMEX Polska has reduced such accounting provision to an amount sufficient to cover the penalty imposed by the Appeals Court. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Antitrust Proceedings—Polish Antitrust Investigation.”

Antitrust Proceedings—Antitrust Case in Georgia and South Carolina

We refer to the lawsuit filed on November 22, 2017 in a U.S. Federal Court in the State of South Carolina by a single concrete instillation company against our subsidiaries in the U.S. based on the same allegations made in the lawsuit filed on July 24, 2017 in a U.S. Federal Court in the state of Georgia by two ready-mix concrete producers. On January 15, 2018, the single concrete instillation company amended its complaint to eliminate all claims against our subsidiaries. Thus, we are no longer a defendant in this lawsuit. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Antitrust Proceedings—Antitrust Case in Georgia and South Carolina.”

Antitrust Proceedings—United States and its Territories Department of Justice Grand Jury Subpoena

Certain of our subsidiaries in the United States were notified of a grand jury subpoena dated March 29, 2018 issued by the DOJ in connection with an investigation of possible antitrust law violations in connection with our sales (and related sales practices) of grey portland cement and slag in the United States and its territories. This subpoena does not mean that the DOJ has concluded that we or any of our affiliates or employees have violated the law. Rather, the DOJ issued this grand jury subpoena to gather facts necessary to make an informed decision about whether violations of U.S. law have occurred. At this time, we are cooperating with the DOJ and intend to comply with the subpoena. As of April 27, 2018, we are not able to assess if this investigation will lead to any fines, penalties or remedies against us, or if such fines, penalties or remedies, if any, would have a material adverse effect on our results of operations, liquidity or financial condition.

Environmental Matters—Mexico

Regarding our involvement in the Electricity Market in Mexico, we have been authorized pursuant to the Electric Industry Law (Ley de la Industria Eléctrica) to become participants in the Electricity Market. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico.”

Environmental Matters—Europe—EU Emissions Trading

Regarding the applicable binding caps on CO2 emissions and the amount of emission allowances allocated to our operations pursuant to the EU’s ETS, the EU Parliament, EU Council and EU Commission have approved the amendment of the ETS legislation for Phase IV of the ETS (2021-2030). During Phase IV of the ETS (2021-2030), the EU-wide overall cap on emission allowances will be reduced by 2.2% every year from 2021, benchmarks will be updated based on recent data twice during the 2021-2030 period, a more dynamic allocation based on recent production shall replace the “historical activity level” and less emission allowances will be available for auction due to their allocation to the European Union’s Market Stability Reserve. As of April 27, 2018, it is not possible to predict with certainty how we will be affected by the reform to the EU ETS in Phase IV. However, we expect that the aggregate amount of allowances that will be annually allocated for free to us in Phase IV will not be sufficient for our operations. Therefore, we expect that we will be required to purchase emission allowances at some point in time during Phase IV at increased prices due to their reduced availability in auctions, since they would have been allocated to the Market Stability Reserve. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters—Europe—EU Emissions Trading.”

Tax Matters—Mexico—Property Tax Matter in the State of Hidalgo

During the last quarter of 2017, the municipality of Atotonilco de Tula, Hidalgo issued new valuations regarding CEMEX México’s operating facility in that municipality to assess the corresponding property tax payable by CEMEX México starting in 2017. CEMEX México is currently contesting the legality of such valuations before the Administrative Court of the State of Hidalgo (Tribunal de Justicia Administrativa del Estado de Hidalgo), which has not yet issued a decision. CEMEX México contends that the valuation by the municipality is contrary to the Cadastral Law of the State of Hidalgo (Ley de Catastro del Estado de Hidalgo) and has twice tried to effect payment of the property tax corresponding to the years 2017 and 2018 in accordance with its calculations made pursuant to the Revenue Law of the Municipality of Atotonilco de Tula, Hidalgo (Ley de Ingresos del Municipio de Atotonilco de Tula, Hidalgo) and the Cadastral Law of the State of Hidalgo (Ley de

Catastro del Estado de Hidalgo) currently in effect. The municipality has refused to accept such payment based on an alleged difference in the property tax to be paid, which has not been formally determined by the municipality. The municipality’s refusal to accept payment could result in CEMEX México failing to obtain a municipal license required for the operation of CEMEX México’s Atotonilco operating facility pursuant to new municipal regulations published in the Official Gazette of the State of Hidalgo (Periódico Oficial del Estado de Hidalgo) on February 12, 2018, since payment of the corresponding property tax is a requirement for obtaining the municipal license. Failure to obtain the aforementioned municipal license could affect the operativity of our Atotonilco facility while this license is obtained. As of April 27, 2018, we are not able to assess the likelihood of an adverse result to this matter. However, if such matter is finally resolved adversely to us and it affects the operativity of our Atotonilco facility, such effect could have an adverse impact on our results of operations, liquidity and financial condition.

Tax Matters—United States

In addition to the audits being conducted by the IRS for the 2016 and 2017 tax years; on March 29, 2018, the IRS commenced its routine audit of the 2018 tax year, under the Compliance Assurance Process. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters—United States.”

Tax Matters—Colombia

On April 9, 2018, the Colombian Tax Authority notified CEMEX Colombia of a proceeding notice in which the Colombian Tax Authority rejected certain deductions taken by CEMEX Colombia in its 2012 year-end income tax return. The Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately 124.79 billion Colombian Pesos (approximately U.S.$41.82 million as of December 31, 2017, based on an exchange rate of 2,984.00 Colombian Pesos to U.S.$1.00) and imposed a penalty in the amount of approximately 124.79 billion Colombian Pesos (approximately U.S.$41.82 million as of December 31, 2017, based on an exchange rate of 2,984.00 Colombian Pesos to U.S.$1.00). CEMEX Colombia intends to appeal the Colombian Tax Authority’s decision and exhaust all legal recourses available, which could take between six and eight years to resolve. If a final resolution adverse to CEMEX Colombia is reached in this matter, in addition to any amounts to be paid in confirmation of the official liquidation, CEMEX Colombia would, as of the payment date, be required to pay interest on the amounts that would be declared due as of the dates they would have had to be paid. As of April 27, 2018, we are not able to assess the likelihood of an adverse result to this matter. However, if such matter is finally resolved adversely to us, we do not expect such adverse resolution would have a material adverse impact on our results of operations, liquidity and financial condition.

Tax Matters—Spain

We refer to the recourse filed by CEMEX España on November 6, 2017 before the National Court (Audiencia Nacional) against the TEAC’s adverse resolution to the appeals filed against the fines imposed upon CEMEX España by the Spanish tax authorities arising from the tax audit process covering the tax years from and including 2006 to 2009. On January 31, 2018, the National Court (Audiencia Nacional) notified CEMEX España of the granting of the suspension of the payment of the fines, subject to the provision of guarantees on or before April 2, 2018. In this regard, CEMEX España has provided the respective guarantees in the form of a combination of a liability insurance policy and a mortgage of several assets owned by its Spanish subsidiary CEMEX España Operaciones, S.L.U. Once the sufficiency of such guarantees is confirmed, the National Court is expected to confirm the suspension of the payment until the recourses are definitively resolved. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters—Spain.”

Other Legal Proceedings—Maceo, Colombia—Operational Matters

We refer to the authorization and consent requested from Central de Mezclas by Corantioquia to reverse the assignment of the environmental license for the Maceo Project back to CI Calizas, which also holds the corresponding mining title. On February 22, 2018, Central de Mezclas granted such authorization.

We refer to CEMEX Colombia’s petition to subtract from the District of Integrated Management the zoning area covered by the environmental license related to the construction by CEMEX Colombia of the Maceo Project, in order to avoid any overlap between them. On January 12, 2018, CEMEX Colombia was notified of Corantioquia’s decision to admit such petition and initiated the corresponding proceedings. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Maceo, Colombia—Operational Matters.”

Other Legal Proceedings—Department of Justice Investigation Relating to Matters in Colombia and Other Jurisdictions

We previously disclosed that, in addition to the SEC, it was possible that the DOJ and other investigatory entities in other jurisdictions could also open investigations into the Maceo Project. In this regard, on March 12, 2018, the DOJ issued a grand jury subpoena to us relating to our operations in Colombia and other jurisdictions. We intend to cooperate fully with the SEC, DOJ, and any other investigatory entity. As of April 27, 2018, we are unable to predict the duration, scope, or outcome of either the SEC investigation or the DOJ investigation, or any other investigation that may arise, or, because of the current status of the SEC investigation and the preliminary nature of the DOJ investigation, the potential sanctions which could be borne by us, or if such sanctions, if any, would have a material adverse impact on our results of operations, liquidity and financial condition. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—SEC Investigation Relating to the Legal Proceedings in Colombia.”

Other Legal Proceedings—Quarry Matter in France

We refer to CEMEX Granulats’ appeal filed against the adverse judgment related to SCI’s claim against CEMEX Granulats for breach of the Quarry Contract, pursuant to which CEMEX Granulats has drilling rights to extract reserves and conduct quarry remediation at a quarry in the Rhone region of France. The judgment of the appeal court was provided to CEMEX Granulats on March 13, 2018. Such judgment overrules the first instance judgment but orders the rescission of the Quarry Contract. It also appoints a judicial expert to (i) determine the volume of both excavated materials and backfilling materials and (ii) give his opinion on the potential damages suffered by SCI. This judgment is enforceable. CEMEX Granulats has filed a notice of appeal with the Court of Cassation, which will advance in parallel to the judicial expert’s process. Proceedings on any additional hearings regarding this appeal or any other actions CEMEX Granulats may initiate in this matter could take approximately 16 months to be finalized. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Quarry Matter in France.”

Other Legal Proceedings—Federal Securities Class Action

On March 16, 2018, a putative securities class action complaint was filed against us and one of our members of the board of directors (CEO) and certain of our officers (CEO and CFO) in the U.S. District Court for the Southern District of New York, on behalf of investors who purchased or otherwise acquired securities of ours between August 14, 2014 to March 13, 2018, inclusive. The complaint alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) based on purportedly issuing press releases and SEC filings that included materially false and misleading statements in connection with alleged misconduct relating to the Maceo Project and the potential regulatory or criminal actions that might arise as a result. We deny liability and intend to vigorously defend the case. As of April 27, 2018, we are not able to assess the likelihood of an adverse result to this lawsuit. Because of its current status and its preliminary nature, we are not able to assess if a final adverse result in this lawsuit would have a material adverse impact on our results of operations, liquidity and financial condition.

Item 6—Directors, Senior Management and Employees

Senior Management and Directors

Senior Management

Set forth below is the name and position of each member of our senior management team as of December 31, 2017. The terms of office of the senior managers are indefinite.

Name, Position (Age)	Experience
Fernando Ángel González Olivieri, Chief Executive Officer (Male - 63)	Mr. González has been a member of CEMEX, S.A.B. de C.V.’s board of directors since March 26, 2015, and he is also a member of the boards of directors of Grupo Cementos de Chihuahua and Axtel, S.A.B. de C.V. He was a member of the board of directors of CEMEX México until February 2017. Mr. González earned his B.A. and M.B.A. degrees from the Instituto Tecnológico y de Estudios Superiores de Monterrey. He joined CEMEX in 1989, and served as Corporate Vice-President of Strategic Planning from 1994 to 1998, President of CEMEX Venezuela, S.A.C.A. from 1998 to 2000, President of CEMEX Asia from 2000 to May 2003, and President of CEMEX’s South American and the Caribbean region from May 2003 to February 2005. In March 2005, he was appointed President of CEMEX’s former European Region, in February 2007, President of CEMEX’s former Europe, Middle East, Africa, Asia and Australia Region, and, in May 2009, CEMEX’s Executive Vice President of Planning and Development. In February 2010, Mr. González was appointed CEMEX’s Executive Vice President of Planning and Finance and in 2011 he was additionally appointed CEMEX’s Chief Financial Officer. On May 15, 2014, Mr. González was appointed as CEMEX’s Chief Executive Officer.

Juan Romero Torres, President CEMEX México (Male - 61)	Joined CEMEX in 1989 and has occupied several senior management positions, including President of CEMEX Colombia, President of our operations in Mexico, President of the South America and the Caribbean Regions and President of our former Europe, Middle East, Africa and Asia Region. He is currently President of our operations in Mexico and is also in charge of our global procurement area. Mr. Romero graduated from Universidad de Comillas in Spain, where he studied law and economic and enterprise sciences. Mr. Romero was appointed Vice President and representative of the board of directors of the National Chamber of Cement (Cámara Nacional del Cemento) in June 2011, and is also a member of the board of directors of GCC.

Name, Position (Age)	Experience
Jaime Gerardo Elizondo Chapa, President CEMEX Europe (Male - 54)	Joined CEMEX in 1985 and since then he has headed several operations, including Panama, Colombia, Venezuela and Mexico, and more recently was President of CEMEX South America (including Central America) and the Caribbean. He is the current President of CEMEX Europe and is also in charge of CEMEX’s global technology area. Mr. Elizondo served as President and Vice President of the National Chamber of Cement (Cámara Nacional del Cemento) and as Vice President of the Transformation Industry Chamber of Nuevo León (Cámara de la Industria de la Transformación de Nuevo León). Mr. Elizondo is currently the Vice Chairman of CEMEX Latam’s board of directors. He graduated with a B.S. in chemical and system engineering and an M.B.A. from ITESM.

Ignacio Madridejos Fernández, President CEMEX USA (Male - 52)	Joined CEMEX in 1996 and, after holding management positions in the Strategic Planning area, he headed CEMEX’s operations in Egypt, Spain, Western Europe and Northern Europe. He is currently President of CEMEX USA, and is also responsible for our Global Energy, Health and Safety and Sustainability areas. Mr. Madridejos Fernández is also a member of the board of directors of CEMEX Latam. He has served as a member of the board of directors of COMAC (Comercial de Materiales de Construcción S.L.), member of the board and President of OFICEMEN, member of the board and President of IECA (Instituto Español del Cemento y sus Aplicaciones), President of CEMA (Fundación Laboral del Cemento y el Medioambiente), Patron of the Junior Achievement Foundation and Vice President and Chairman of CEMBUREAU (European Cement Association), member of the board of Inversiones Danaime SICAV S.A. and member of the board of CEMEX Latam. He graduated with a degree in civil engineering from the Universidad Politécnica de Madrid and holds an M.B.A. from Stanford University.

Jaime Muguiro Domínguez, President CEMEX South, Central America and the Caribbean (Male - 49)	Joined CEMEX in 1996 and has held several executive positions in the areas of Strategic Planning, Business Development, Ready-mix Concrete, Aggregates, and Human Resources. He headed CEMEX’s operations in Egypt and our former Mediterranean Region. He is currently President of CEMEX’s SAC Region, and Chief Executive Officer of CEMEX Latam. He graduated with a management degree from San Pablo CEU University, and holds a law degree from the Universidad Complutense de Madrid and an M.B.A. from the Massachusetts Institute of Technology.

Name, Position (Age)	Experience
Joaquín Miguel Estrada Suarez, President CEMEX Asia, Middle East and Africa (Male - 54)	Joined CEMEX in 1992 and has held several executive positions, including head of operations in Egypt and Spain, as well as head of Trading for Europe, the Middle East and Asia. He is currently President of CEMEX Asia, Middle East and Africa and is also responsible for our global trading activities. He is also the Chairman of the board of directors of CHP. From 2008 to 2011, he served as a member of the board of directors of COMAC (Comercial de Materiales de Construcción S.L.), President and member of the board of OFICEMEN, and member of the board of IECA (Instituto Español del Cemento y sus Aplicaciones). He was also the President of CEMA (Fundación Laboral del Cemento y el Medioambiente) from 2010 to 2011. He graduated with a degree in economics from the Universidad de Zaragoza and holds an M.B.A. from the Instituto de Empresa.

José Antonio González Flores, Executive Vice President of Finance and Chief Financial Officer (Male - 47)	Joined CEMEX in 1998 and since then has held management positions in corporate and operating areas in Finance, Strategic Planning, and Corporate Communications and Public Affairs. He is currently responsible for CEMEX’s Finance, Controllership, Tax, Process Assessment and Legal areas. Mr. González is also a member of the board of directors of GCC and is an alternate director of the board of directors of Axtel. Mr. González has a B.S. in Industrial and Management Systems Engineering from ITESM and an M.B.A. from Stanford University.

Juan Pablo San Agustín Rubio, Executive Vice President of Strategic Planning and New Business Development (Male - 49)	Joined CEMEX in 1994 and has held executive positions in the Strategic Planning, Continuous Improvement, E-business, and Marketing areas. He is currently Executive Vice President of Strategic Planning and New Business Development. Mr. San Agustín is Chairman of the board of directors of CEMEX Latam. He graduated with a B.S. from the Universidad Metropolitana and holds an International M.B.A. from the Instituto de Empresa.

Luis Hernández Echávez, Executive Vice President of Administration and Organization (Male - 54)	Joined CEMEX in 1996 and has held senior management positions in the Strategic Planning and Human Resources areas. He is currently Executive Vice President of Administration and Organization. He graduated with a degree in civil engineering from ITESM, and holds a master’s degree in civil engineering and an M.B.A. from the University of Texas at Austin. Mr. Hernández is also a member of the board of directors of GCC.

Name, Position (Age)	Experience

Maher Al-Haffar, Executive Vice President of Investor Relations, Corporate Communications and Public Affairs (Male -60)	Joined CEMEX in 2000. Prior to his current position he was Vice President of Investor Relations, Corporate Communications and Public Affairs. He also served as a Managing Director in Finance and Head of Investor Relations for CEMEX. Before joining CEMEX, he spent 19 years with Citicorp Securities Inc. and Santander Investment Securities as an investment banker and capital markets professional. Mr. Al-Haffar holds a B.S. in Economics from the University of Texas and a Master’s Degree in International Relations and Finance from Georgetown University.

Mauricio Doehner Cobián, Executive Vice President of Corporate Affairs and Enterprise Risk Management (Male - 43)	Joined CEMEX in 1996 and has held several executive positions in areas such as Strategic Planning and Enterprise Risk Management for Europe, Asia, the Middle East, South America and Mexico. He is currently in charge of Corporate Affairs and Enterprise Risk Management. He has also worked in the public sector within the Mexican Presidency. Mr. Doehner is president of the Mexican National Cement Chamber (Cámara Nacional del Cemento), and member of the board of directors of Vista Oil & Gas, S.A.B. de C.V., Editorial Clio, Trust for the Americas, Universidad TecMilenio, Museo de Arte Contemporáneo de Monterrey, A.C., Arzys, S.A. de C.V. and Casa Paterna La Gran Familia, A.C. Mr. Doehner earned his B.A. in Economics from ITESM and holds an M.B.A. from IESE/IPADE. He also holds a Professional Certification in Competitive Intelligence from the FULD Academy of Competitive Intelligence in Boston, Massachusetts.

Jesús Vicente González Herrera Executive Vice President of Sustainability and Operations Development (Male - 53)	Joined CEMEX in 1998, and has held several senior positions, including Corporate Director of Strategic Planning, Vice President of Strategic Planning in CEMEX USA, President of CEMEX Central America, and more recently as President of CEMEX UK. In his current position, Mr. González heads the Health and Safety, Operations and Technology, Energy, Procurement, Sustainability, and Research and Development areas. He holds a MSc in Naval Engineering from the Polytechnic University of Madrid and an MBA from IESE—University of Navarra, Barcelona.

Rafael Garza Lozano, Chief Accounting Officer (Male - 54)	Joined CEMEX in 1985 and has served as Chief Accounting Officer since 1999. Mr. Garza is a certified public accountant and he received a Master’s Degree in administration and finance from ITESM. He also attended executive programs at ITAM, IPADE and Harvard University. He is currently a member of the board of directors of

Name, Position (Age)	Experience
Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera and an alternate member of the board of directors of GCC.

Roger Saldaña Madero, Senior Vice President of Legal (Male - 50)	Joined CEMEX in 2000 and served as Legal Counsel of CEMEX, S.A.B. de C.V. and, from 2001 to 2011, as General Counsel of NEORIS, a CEMEX subsidiary specialized in providing information technology services. Mr. Saldaña served since 2005 as Senior Corporate Counsel of CEMEX responsible for, among other matters, corporate finance legal affairs, and since June 1, 2017, has served as CEMEX’s Senior Vice President of Legal. On March 30, 2017, Mr. Saldaña was appointed Secretary of the board of directors of CEMEX, S.A.B. de C.V. and the Committees to such Board. Prior to joining CEMEX, he served as Legal Counsel in CYDSA, S.A.B. de C.V., was a foreign associate in the law firm Fried, Frank, Harris, Shriver & Jacobson, in New York, N.Y., USA and previously was Chief of the Double Taxation Department in Mexico’s Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público). Mr. Saldaña is a graduate of the Universidad de Monterrey, A.C. (UDEM) with a degree in Law and holds a Master’s Degree in Law (LLM) from Harvard University and a Diploma from Harvard University’s International Tax Program.

Board of Directors

Set forth below are the names of the members of CEMEX, S.A.B. de C.V.’s board of directors as of December 31, 2017. For a description of changes to CEMEX, S.A.B. de C.V.’s board of directors in 2018, see the description of CEMEX, S.A.B. de C.V.’s 2017 annual general ordinary shareholders’ meeting held on April 5, 2018 in “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our board of directors and Senior Management.” No alternate directors were elected at CEMEX, S.A.B. de C.V.’s 2017 annual general ordinary shareholders’ meeting. Members of CEMEX, S.A.B. de C.V.’s board of directors serve for one-year terms.

Name (Age)	Experience
Rogelio Zambrano Lozano, Chairman Non-Independent Director (Male - 61)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1987 and Chairman of CEMEX, S.A.B. de C.V.’s board of directors since May 15, 2014. He was President of CEMEX, S.A.B. de C.V.’s Finance Committee from 2009 until March 2015 and he was also Chairman of CEMEX México’s board of directors until February 2017. He is also a member of the advisory board of Citibanamex, member of the regional council of Banco de México, member of the Mexican Business Council (Consejo Mexicano de Negocios), and member of the board of directors of Carza, S.A. de C.V. and the Instituto Tecnológico y de Estudios Superiores de Monterrey, among others. He is also a

Name (Age)	Experience
visiting professor at Instituto Tecnológico y de Estudios Superiores de Monterrey. He holds an industrial and systems engineering degree from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an M.B.A. from the Wharton Business School of the University of Pennsylvania (1980). He is a grandson of the late Mr. Lorenzo Zambrano Gutiérrez, one of CEMEX, S.A.B. de C.V.’s founders, and a son of Mr. Marcelo Zambrano Hellion, who was a member of CEMEX, S.A.B. de C.V.’s board of directors from 1957 until his passing away and Chairman of the board of directors from 1979 to 1995. Second uncle of Tomás Milmo Santos and of Ian Christian Armstrong Zambrano, and brother of Marcelo Zambrano Lozano, all of them members of CEMEX, S.A.B. de C.V.’s board of directors.

Fernando Ángel González Olivieri Non-Independent Director (Male - 63)	See “— Senior Management.”

Tomás Milmo Santos Non-Independent Director (Male - 53)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 2006 and was member of CEMEX, S.A.B. de C.V.’s Finance Committee from 2009 until March 2015. Mr. Milmo Santos served as an alternate member of CEMEX, S.A.B. de C.V.’s board of directors from 2001 to 2006. He is Co-Chairman of the board of directors of Axtel, S.A.B. de C.V. He is also a member of the board of directors of Promotora Ambiental, S.A., the Instituto Tecnológico y de Estudios Superiores de Monterrey and Chairman of the board of directors of Tec Salud and Alianza Educativa por Nuevo León. He was a member of CEMEX México’s board of directors until February 2017. He graduated with a degree in economics from Stanford University. Mr. Milmo Santos is a second nephew of Rogelio Zambrano Lozano, Chairman of CEMEX, S.A.B. de C.V.’s board of directors.

Ian Christian Armstrong Zambrano Non-Independent Director (Male - 38)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since March 26, 2015. He had previously been a provisional member of CEMEX, S.A.B. de C.V.’s board of directors since May 15, 2014, and member of the Sustainability Committee of CEMEX, S.A.B. de C.V. since such Board established it on September 25, 2014 to the present date. He was Vice President of Promotion and Analysis at Evercore Casa de Bolsa, and currently is a founding partner and President of Biopower, a founding member of RIC Energy Mexico and a member of the Boards of

Name (Age)	Experience
Directors of Tec Salud and Fondo Zambrano Hellión. Mr. Armstrong Zambrano is a graduate in business administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey and holds an M.B.A. from the IE Business School. He is a second nephew of Rogelio Zambrano Lozano, Chairman of CEMEX, S.A.B. de C.V.’s board of directors.

Armando J. García Segovia Independent Director (Male - 66)

Has been a member of CEMEX, S.A.B. de C.V.’s Board of Directors since 1983, and member of the Sustainability Committee of CEMEX, S.A.B. de C.V. since such Board established it on September 25, 2014 to the present date. He initially joined CEMEX in 1975 and rejoined CEMEX in 1985. He served as CEMEX’s Director of Operational and Strategic Planning from 1985 to 1988, CEMEX’s Director of Operations from 1988 to 1991, CEMEX’s Director of Corporate Services and Affiliate Companies from 1991 to 1994, CEMEX’s Director of Development from 1994 to 1996, CEMEX’s General Director of Development from 1996 to 2000, CEMEX’s Executive Vice President of Development from 2000 to May 2009, and CEMEX’s Executive Vice President for Technology, Energy and Sustainability from May 2009 to March 2010. He is a graduate of the Instituto Tecnológico y de Estudios Superiores de Monterrey with a degree in mechanical engineering and administration and received an M.B.A. from the University of Texas. He was employed at Cydsa, S.A. from 1979 to 1981 and at Conek, S.A. de C.V. from 1981 to 1985.

He is also an alternate member of the board of directors of Grupo Cementos de Chihuahua, S.A.B. de C.V. He was also Vice President of the Mexican Employers’ Association (Confederación Patronal de la República Mexicana or “COPARMEX”), member of the Board and former Chairman of the Private Sector Center for Sustainable Development Studies (Centro de Estudios del Sector Privado para el Desarrollo Sustentable), former Chairman of COPARMEX Nuevo León, he was Chairman and member of the board of directors of Gas Industrial de Monterrey, S.A. de C.V. also served as Chairman of an Advisory Board of the School of Engineering and Information Technology of the Instituto Tecnológico y de Estudios Superiores de Monterrey and member of the board of directors of the World Environmental Center, as well as President of the Advisory Council of Flora y Fauna del Estado de Nuevo León, A.C. Currently, he is a member of the board of directors of Hoteles City Express, S.A.P.I. de C.V. and of Innovación y Conveniencia, S.A. de C.V. (formerly Grupo Chapa, S.A. de C.V.). He is also a member of the

Name (Age)	Experience
board of directors of Universidad de Monterrey, A.C. (UDEM), Unidos para la Conservación, Pronatura Noreste, A.C., and Vice President of the Patronato del Museo de la Fauna y Ciencias Naturale, A.B.P., as well as member of the Consejo de Participación Ciudadana de Parques y Vida Silvestre de Nuevo León. He is also honorary consul in Monterrey of the Kingdom of Denmark. He is also founder and Chairman of the board of directors of Comenzar de Nuevo, A.C. He is a first cousin of Rodolfo García Muriel, a member of CEMEX, S.A.B. de C.V.’s board of directors.

Rodolfo García Muriel Independent Director (Male – 72)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1985 and was a member of CEMEX, S.A.B. de C.V.’s Finance Committee from 2009 until March 2015. On March 26, 2015, he was appointed as a member of CEMEX, S.A.B. de C.V.’s Corporate Practices and Finance Committee and has been a member since then. On March 31, 2016, he was appointed as a member of CEMEX, S.A.B. de C.V.’s Audit Committee. He is the Chief Executive Officer of Compañía Industrial de Parras, S.A. de C.V. He is President of the board of directors of Grupo Romacarel, S.A.P.I. de C.V., Comfort Jet, S.A. de C.V., and member of the Regional Board of Grupo Financiero Banamex. He was a member of CEMEX México’s board of directors until February 2017. Mr. García Muriel is also member of the directive board of the National Chamber of the Textile Industry (Cámara Nacional de la Industria Textil). Mr. García Muriel holds a degree in electric mechanical engineering from the Universidad Iberoamericana. He is a first cousin of Armando J. García Segovia, a member of CEMEX, S.A.B. de C.V.’s board of directors.

Roberto Luis Zambrano Villarreal Independent Director (Male – 72)	Was a member of CEMEX, S.A.B. de C.V.’s board of directors from 1987 until April 5, 2018. He was President of CEMEX, S.A.B. de C.V.’s Audit Committee from 2002 to 2006, President of CEMEX, S.A.B. de C.V.’s Corporate Practices and Audit Committee from 2006 to 2009, and President of CEMEX, S.A.B. de C.V.’s new Audit Committee from 2009 until March 2015. From March 26, 2015 to April 5, 2018, he was a member of CEMEX, S.A.B. de C.V.’s Audit Committee. He is Chairman of the boards of directors of Desarrollo Integrado, S.A. de C.V., Administración Ficap, S.A. de C.V., Aero Zano, S.A. de C.V., Ciudad Villamonte, S.A. de C.V., Focos, S.A. de C.V., Industrias Diza, S.A. de C.V., Mantenimiento Integrado, S.A. de C.V., and Pilatus PC-12 Center de México, S.A. de C.V. He is a member of the board of directors of S.L.I. de México, S.A. de C.V. He was a

Name (Age)	Experience
member of CEMEX México’s board of directors until February 2017. Mr. Zambrano Villarreal is a graduate in mechanical engineering and administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey. He is a second cousin of Rogelio Zambrano Lozano, Chairman of CEMEX, S.A.B. de C.V.’s board of directors.

Dionisio Garza Medina Independent Director (Male – 64)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1995 and was President of CEMEX, S.A.B. de C.V.’s Corporate Practices Committee from 2009 until March 2015. On March 26, 2015, he was appointed as a member and President of CEMEX, S.A.B. de C.V.’s Corporate Practices and Finance Committee and has served as its President since then. He is Founder and Chairman of the board of directors and Chief Executive Officer of Tenedora TOPAZ, S.A.P.I. de C.V., an entity dedicated to hydrocarbons, education and real state. He was a member of the Board of Directors of Alfa, S.A.B. de C.V. until March 2013 and Chairman and Chief Executive Officer for 16 years until March 2010. Mr. Garza Medina is currently a member of the boards of directors of ABC Holding, S.A.P.I. de C.V. and Autlán, S.A.B. de C.V. Mr. Garza Medina was a member of the Board of Dean’s Advisors of the Harvard Business School, member of the board of the David Rockefeller Center of the aforementioned university, and member of the advisory council of Stanford University’s School of Engineering. Additionally, Mr. Garza Medina was for 12 years the Chairman of the board of the Universidad de Monterrey, A.C. (UDEM) until April 2012. Mr. Garza Medina graduated as an industrial engineer and holds a master’s degree in industrial engineering from Stanford University, where he earned the F. Terman Award. He also holds an M.B.A. from Harvard University.

José Manuel Rincón Gallardo Purón Independent Director (Male – 75)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 2003. On March 26, 2015, he was appointed as President of CEMEX, S.A.B. de C.V.’s Audit Committee, where he qualifies as a “financial expert” for purposes of the Sarbanes-Oxley Act of 2002, and has remained its President since then. He is president of the board of directors of Sonoco de México S.A. de C.V., member of the board of directors and audit committees of Grupo Financiero Citibanamex, Grupo Herdez, S.A. de C.V., Peña Verde, S.A.B., Cinépolis, S.A. de C.V., Citelis, S.A. de C.V., Grupo Proa, S.A. de C.V., Centro Inter de Servicios, S.A. de C.V. and chairman of the board of directors of Invekra, S.A.P.I. de C.V. and Fondo Walmex, S.A. de C.V. Mr. Rincón Gallardo is a member of the Instituto

Name (Age)	Experience
Mexicano de Contadores Públicos, A.C., he was a managing partner of KPMG México, and was member of the board of directors of KPMG United States and KPMG International. He was a member of CEMEX México’s board of directors until February 2017. He is also a member of the Corporate Practices Committee of Consejo Coordinador Empresarial (CCE). He is a certified public accountant from the Universidad Nacional Autónoma de México.

Francisco Javier Fernández Carbajal Independent Director (Male – 63)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 2012 and was member of CEMEX, S.A.B. de C.V.’s Finance Committee from February 2012 until March 2015 and a member of CEMEX, S.A.B. de C.V.’s Corporate Practices committee from March 2013 until March 2015. On March 26, 2015, he was appointed as a member of CEMEX, S.A.B. de C.V.’s Audit Committee and the Corporate Practices and Finance Committee and on April 28, 2016 was elected by CEMEX, S.A.B. de C.V.’s board of directors to participate in its Sustainability Committee, and has remained in those committees since then. Mr. Fernández is currently the Chief Executive Officer of Servicios Administrativos Contry, S.A. de C.V., a privately held company that provides investment management and central administrative services. He has served as Chief Executive Officer of the Corporate Development Division at Grupo Financiero BBVA Bancomer, S.A. de C.V., after holding several positions in BBVA Bancomer since 1991. Furthermore, Mr. Fernández is a member of the board of directors of Alfa, S.A.B. de C.V., Fomento Económico Mexicano, S.A.B. de C.V., and VISA, Inc. He graduated with a degree in electric mechanical engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey and also holds an M.B.A. from Harvard Business School.

Armando Garza Sada Independent Director (Male – 60)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors and Corporate Practices and Finance Committee since March 26, 2015. Mr. Garza Sada is currently the Chairman of the board of directors of the following companies: Alfa, S.A.B. de C.V., Alpek, S.A.B. de C.V. and Nemak, S.A.B. de C.V. and a member of the Boards of Directors of El Puerto de Liverpool, S.A.B. de C.V., Grupo Lamosa, S.A.B. de C.V., Instituto Tecnológico y de Estudios Superiores de Monterrey, Fomento Económico Mexicano, S.A.B. de C.V. and Grupo Proeza, S.A.P.I. de C.V., as well as alternate director of Axtel, S.A.B. de C.V. Mr. Garza Sada holds a bachelor’s degree from the Massachusetts

Name (Age)	Experience
Institute of Technology and an M.B.A. from Stanford University.

David Martínez Guzmán Independent Director (Male – 60)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since March 26, 2015. Mr. Martínez Guzmán is a Managing Director of Fintech Advisory, Inc., New York. Additionally, he is currently a member of the board of directors of the following companies: Alfa, S.A.B. de C.V., Vitro, S.A.B. de C.V. and Banco de Sabadell. Mr. Martínez Guzmán graduated as an electrical and mechanical engineer from the Universidad Nacional Autónoma de México and also holds an M.B.A. from Harvard Business School.

Everardo Elizondo Almaguer Independent Director (Male – 74)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since March 31, 2016. Mr. Elizondo Almaguer is professor of economy and international finance in EGADE Business School of the Instituto Tecnológico y de Estudios Superiores de Monterrey. He is also professor of monetary policy in the School of Economics of the Universidad Autónoma de Nuevo León Mr. Elizondo Almaguer is a member of the board of directors of the following companies: Grupo Financiero Banorte, S.A.B. de C.V.’s, Autlán, S.A.B. de C.V., Rassini, S.A.B. de C.V., Gruma, S.A.B. de C.V y Grupo Senda Autotransporte, S.A. de C.V.. He was director for economic studies at Alfa, S.A.B. de C.V. and Grupo Financiero BBVA Bancomer, S.A. de C.V. He founded and was director of the Graduate School of Economics of the Universidad Autónoma de Nuevo León. He was deputy governor of the Banco de México from 1998 to 2008. Mr. Elizondo Almaguer is a graduate in economics from the Universidad de Nuevo León and holds a master’s degree in economics from the University of Wisconsin-Madison.

Ramiro Gerardo Villarreal Morales Non-Independent Director (Male – 70)	Joined CEMEX in 1987 as General Counsel and has served in different positions including Executive Vice President of Legal and advisor to the Chairman of the board of directors and the Chief Executive Officer of CEMEX, S.A.B. de C.V. until December 31, 2017. He also served as Secretary of CEMEX, S.A.B. de C.V.’s board of directors from 1995 to March 30, 2017. He was the Secretary of CEMEX México’s board of directors until February 2017. He is a graduate of the Universidad Autónoma de Nuevo León with a degree in law with honorary citation. He also received a master of science degree in finance from the University of Wisconsin and was appointed to the Roll of Honor. Prior to joining CEMEX, he served as deputy general director of Grupo Financiero Banpaís from 1985 to 1987.

Name (Age)	Experience

Mr. Villarreal has been a member of the board of directors of CEMEX, S.A.B. de C.V. since March 30, 2017. He is also a member of the boards of directors of Grupo Cementos de Chihuahua, S.A.B. de C.V., Vinte Viviendas Integrales, S.A.B. de C.V., a real estate development company, and an advisory member of the board of directors of Grupo Acosta Verde. Mr. Villarreal was the secretary of the Board of Directors of Enseñanza e Investigación Superior, A.C., which manages the Instituto Tecnológico y de Estudios Superiores de Monterrey, until February 2012.

Marcelo Zambrano Lozano Non-Independent Director (Male – 62)	Mr. Zambrano has been a member of CEMEX, S.A.B. de C.V.’s board of directors since March 31, 2017, and a member of the Sustainability Committee of CEMEX, S.A.B. de C.V. from July 27, 2017 to the present date. He is a founding partner and Executive Chairman of the board of directors of Carza, S.A. de C.V. In addition, Mr. Zambrano is a member of the board of directors of several companies and institutions such as Green Paper (formerly Productora de Papel, S.A. de C.V.), Banregio, S.A., Fibra Inn, Nacional Financiera (NAFIN) Nuevo Leon Delegation, Grupo Vigia, S.A. de C.V. and the Treviño Elizondo Foundation. Furthermore, Mr. Zambrano is also a member of the General Council of Universidad de Monterrey, A.C. (UDEM) and of the General Conuncil of Telmex. He was a member of CEMEX México’s board of directors until February 2017. Mr. Zambrano graduated with a degree in marketing from the Instituto Tecnológico y de Estudios Superiores de Monterrey. He is a brother of Rogelio Zambrano Lozano, Chairman of CEMEX, S.A.B. de C.V.’s Board of Directors and second uncle of Tomas Milmo Santos and of Ian Christian Armstrong Zambrano, members of CEMEX, S.A.B. de C.V.’s Board of Directors.

Senior Management and Board Composition

As of December 31, 2017, all members of our senior management and of CEMEX, S.A.B. de C.V.’s board of directors were male.

As of December 31, 2017, there were no alternate members in CEMEX, S.A.B. de C.V.’s board of directors.

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

The Audit Committee, the Corporate Practices and Finance Committee and Other Committees

The Mexican Securities Market Law required CEMEX, S.A.B. de C.V. to create a corporate practices committee comprised entirely of independent directors, in addition to its then existing audit committee. In compliance with such requirement, in 2006 CEMEX, S.A.B. de C.V. increased the responsibilities of its audit committee and changed its name to “corporate practices and audit committee.” To further enhance the effectiveness of its corporate governance, at CEMEX, S.A.B. de C.V.’s annual general ordinary shareholders’ meeting held on April 23, 2009, CEMEX, S.A.B. de C.V.’s shareholders approved the division of this committee into two committees with different members and responsibilities: the audit committee and the corporate practices committee. In addition, at the annual general ordinary shareholders’ meeting held on April 29, 2010, CEMEX, S.A.B. de C.V.’s shareholders approved the creation of the finance committee. In addition, at the annual general ordinary shareholders’ meeting held on March 26, 2015, CEMEX, S.A.B. de C.V.’s shareholders approved that the then existing corporate practices committee took over certain responsibilities of the then existing finance committee and changed its name to “corporate practices and finance committee.”

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

•	analyzing the risks identified by CEMEX, S.A.B. de C.V.’s independent auditors, accounting, internal control and process assessment areas.

CEMEX, S.A.B. de C.V.’s corporate practices committee and finance committee is responsible for:

•	evaluating the hiring, firing and compensation of CEMEX, S.A.B. de C.V.’s chief executive officer;

•	reviewing the hiring and compensation policies for CEMEX, S.A.B. de C.V.’s executive officers;

•	reviewing related party transactions;

•	reviewing policies regarding use of corporate assets;

•	reviewing unusual or material transactions;

•	evaluating waivers granted to our directors or executive officers regarding seizure of corporate opportunities;

•	identifying, evaluating and following up on the operating risks affecting the company and its subsidiaries;

•	evaluating the company’s financial plans;

•	reviewing the company’s financial strategy and its implementation; and

•	evaluating mergers, acquisitions, review of market information and financial plans, including financing and related transactions.

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
Rodolfo García Muriel
Francisco Javier Fernández Carbajal
Everardo Elizondo Almaguer

CORPORATE PRACTICES AND FINANCE COMMITTEE:
Dionisio Garza Medina	President
Francisco Javier Fernández Carbajal
Rodolfo García Muriel
Armando Garza Sada

In addition, at a meeting of CEMEX, S.A.B. de C.V.’s board of directors held on September 25, 2014, CEMEX, S.A.B. de C.V.’s directors approved the creation of a sustainability committee.

CEMEX, S.A.B. de C.V.’s sustainability committee is responsible for:

•	ensuring sustainable development in CEMEX’s strategy;

•	supporting CEMEX, S.A.B. de C.V.’s board of directors in fulfilling its responsibility to shareholders regarding sustainable growth;

•	evaluating the effectiveness of sustainability programs and initiatives;

•	proving assistance to CEMEX’s Chief Executive Officer and senior management team regarding the strategic direction on sustainability; and

•	endorsing a model of sustainability, priorities and key indicators.

The current members of CEMEX, S.A.B. de C.V.’s sustainability committee are:

Armando J. García Segovia	President
Francisco Javier Fernández Carvajal	Member
Ian Christian Armstrong Zambrano	Member
Marcelo Zambrano Lozano	Member

Compensation of CEMEX, S.A.B. de C.V.’s Directors and Members of Our Senior Management

For the year ended December 31, 2017, the aggregate amount of compensation we paid, or our subsidiaries paid, to all members of CEMEX, S.A.B. de C.V.’s board of directors, alternate members of CEMEX, S.A.B. de C.V.’s board of directors and senior managers, as a group, was U.S.$47 million. U.S.$35 million of this amount relates to cash compensation and other benefits, including U.S.$7.4 million of a bonus pool to key executives based on our operating performance and U.S.$2.1 million to provide pension, retirement or similar benefits. In addition, U.S.$12 million of the aggregate amount corresponds to stock-based compensation, including U.S.$8 million related to the bonus pool to key executives based on our operating performance. During 2017, we issued approximately 53.2 million CPOs to this group pursuant to the Restricted Stock Incentive Plan (“RSIP”) described below under “—Restricted Stock Incentive Plan (RSIP).”

Consolidated Employee Stock Option Information

Stock options activity during 2016 and 2017, the balance of options outstanding as of December 31, 2016 and 2017 and other general information regarding our stock option programs, is presented in notes 2.17 and 21 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

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

Starting in 2009, we made additional changes to the mechanism for granting the RSIP, but the benefits remained the same as in previous years. First, CPOs are no longer purchased in the open market, but instead

CEMEX, S.A.B. de C.V. issues new CPOs to cover the RSIP. Second, CEMEX, S.A.B. de C.V. now issues the RSIP in four blocks of 25% per year. The total number of CEMEX, S.A.B. de C.V. CPOs granted during 2017 were approximately 40 million, of which approximately 8.7 million were related to senior management and the board of directors. In 2017, approximately 53 million CPOs were issued, representing the first 25% of the 2017 program, the second 25% of the 2016 program, the third 25% of the 2015 program and the final 25% of the 2014 program. Of these 53 million CPOs, approximately 10.1 million corresponded to senior management and the board of directors.

See note 25 to our 2017 audited consolidated financial statements included elsewhere in this annual report.

CEMEX Latam Employee stock-ownership plan

To better align CEMEX Latam’s executives’ interests with those of its stockholders, on January 16, 2013, CEMEX Latam’s board of directors approved, effective as of January 1, 2013, a long-term incentives plan available to eligible executives of CEMEX Latam, which consists of an annual compensation plan based on CEMEX Latam shares. The underlying shares in this long-term incentives plan, which are held in the CEMEX Latam’s treasury, and subject to certain restrictions, are delivered fully vested under each annual program over a service period of four years. During 2016, CEMEX Latam delivered 271,461 shares to eligible executives under this long-term incentives plan. During 2017, CEMEX Latam delivered 179,343 shares to eligible executives under this long-term incentives plan. The delivery of these shares is dilutive to CEMEX’s equity indirect interest in CEMEX Latam.

Employees

As of December 31, 2017, we had 40,878 employees worldwide, which represented a decrease of approximately 2.3% from the total number of employees we had as of December 31, 2016. This number of employees includes 571 employees of Caribbean TCL as of December 31, 2017.

The following table sets forth the number of our full-time employees and a breakdown of their geographic location as of December 31, 2015, 2016 and 2017:

Location	2015	2016	2017
Mexico	11,050	11,249	11,113
United States	10,236	9,830	8,426
Europe
United Kingdom	2,977	2,922	2,867
France	1,844	1,833	1,853
Germany	1,448	1,473	1,493
Spain	1,890	1,722	1,843
Poland	1,155	1,147	1,125
Rest of Europe	1,943	2,025	2,128
South, Central America and the Caribbean
Colombia	3,131	3,048	2,720
Panama	716	724	707
Costa Rica	410	384	380
Caribbean TCL			571
Rest of South, Central America and the Caribbean	2,805	2,582	2,503
Asia, Middle East and Africa
Egypt	670	679	675
Philippines	693	710	688
Rest of Asia, Middle East and Africa	2,149	1,864	1,786

Total	43,117	42,192	40,878

In Mexico, we have entered into collective bargaining agreements on a plant-by-plant basis, and such collective bargaining agreements are renewable on an annual basis with respect to salaries and on a biannual basis with respect to benefits. During 2017, we renewed more than 106 contracts with different labor unions in Mexico.

As of December 31, 2017, approximately 28% of our employees in the United States were represented by unions, with the largest number being members of the International Brotherhood of Teamsters, the Laborers’ International Union of North America, United Steelworkers, International Union of Operating Engineers and the International Brotherhood of Boilermakers. We have entered into or are in the process of negotiating various collective bargaining agreements at many of our U.S. plants, which collective bargaining agreements have various expiration dates through December 15, 2022.

In Spain, as of December 31, 2017, (i) our employees in the cement business had a company-specific collective bargaining agreement that is renewable in 2021 on a legal entity and business basis, and (ii) some of our employees in the ready-mix concrete, mortar, aggregates and transport sectors had industry-specific collective bargaining agreements.

In the United Kingdom, as of December 31, 2017, our cement manufacturing and cement logistics operations had collective bargaining agreements with Unite the Union. The rest of our operations in the United Kingdom are not part of collective bargaining agreements; however, there are local agreements for consultations and employees can be represented by a trade union official or body of which they are an existing member.

In Germany, as of December 31, 2017, most of our employees are working under collective bargaining agreements with the Industriegewerkschaft Bauen Agrar Umwelt—IG B.A.U. union. Most employees are subject to the in-house bargaining agreement with the IG B.A.U., which means salaries are negotiated between the applicable company and the trade union IG B.A.U. The next collective bargaining agreements negotiations will take place in summer 2018 for the inhouse-bargaining areas, and cement negotiations take place during 2018. In addition, there are internal company agreements, negotiated between the works council and the company itself. The next works council elections for most areas will take place during 2018.

In France, as of December 31, 2017, less than 5% of our employees were members of one of the five main unions. At least one representative from one of the five main unions was represented in the following legal entities: Cemex Granulats (two representatives), Cemex Bétons Nord Ouest (one representative), Cemex Bétons Ile de France (three representatives), Cemex Bétons Sud Est (one representative) and Cemex Granulats Rhône Méditérranée (two representatives). All agreements are negotiated with unions and non-union representatives elected in the local workers council (Comité social et économique) for periods of four years. The last elections took place in 2018, except for Cemex Bétons Ile de France, whose last election took place in early 2015 and the next one will be in 2019, and elections for Cemex Bétons Sud Est and Cemex Bétons Rhône Alpes, which were postponed to June 2019 to allow the merger of such companies.

In Colombia, as of December 31, 2017, there were five regional sectionals of a single industry union that represents our employees at the Caracolito, Clemencia, Bucaramanga, Cúcuta and Maceo cement plants and mills, and a minority part of the logistic operations at the national level. Another union represented a minority of the employees in the ready-mix operations, and there were also two other unions in the logistic operation which currently have no affiliated CEMEX employees. There were also collective agreements with non-union workers at the Santa Rosa cement plant, all aggregates operations and the majority of the logistics and ready-mix operations in Colombia. We consider our relationships with labor unions representing our employees in Colombia to be satisfactory.

In Panama, as of December 31, 2017, approximately 60% of our workforce were members of a union named Sindicato de Trabajadores de Cemento Bayano, which is a legal entity registered before the Panamanian Ministry of Labor. The union’s board of directors is elected every two to four years through a general voting process. The collective bargaining agreement that is currently in full force and effect was entered into in January 2016 and expires in December 2019.

Share Ownership

As of December 31, 2017, our senior management and directors and their immediate families owned, collectively, approximately 1.55% of CEMEX, S.A.B. de C.V.’s outstanding shares, including shares underlying stock options and restricted CPOs under our RSIP. This percentage does not include shares held by Roberto Luis Zambrano Villarreal (and his immediate family), who concluded his role as director on April 5, 2018, to the best of our knowledge, as of December 31, 2017, he did not beneficially own one percent or more of any class of CEMEX, S.A.B. de C.V. outstanding capital stock. This percentage also does not include shares held by the extended families of members of our senior management and directors, since, to the best of our knowledge, no voting arrangements or other agreements exist with respect to those shares. As of December 31, 2017, no individual director or member of our senior management beneficially owned one percent or more of any class of CEMEX, S.A.B. de C.V.’s outstanding capital stock and each such individual’s share ownership has not been previously disclosed to shareholders or otherwise made public.

Item 7—Major Shareholders and Related Party Transactions

Major Shareholders

The information contained in Amendment No. 6 to a statement on Schedule 13G filed with the SEC on January 24, 2018, stated that as of December 31, 2017, BlackRock beneficially owned 1,004,359,508 CPOs, representing 6.9% of CEMEX, S.A.B. de C.V.’s outstanding capital stock. BlackRock does not have voting rights different from our other non-Mexican holders of CPOs. As required by CEMEX, S.A.B. de C.V.’s by-laws, CEMEX, S.A.B. de C.V.’s board of directors is required to approve BlackRock beneficial ownership of CEMEX, S.A.B. de C.V.’s outstanding capital stock. Pursuant to the authorizations by Board of Directors, BlackRock is authorized to acquire up to 13% of capital stock.

The information contained in Schedule 13G filed with the SEC on February 13, 2018, stated that as of December 31, 2017, Dodge & Cox, an investment adviser registered under the U.S. Investment Advisers Act of 1940, as amended, beneficially owned 97,945,322 ADSs, representing 6.7% of CEMEX, S.A.B. de C.V.’s outstanding capital stock. As of the date of this annual report, Dodge & Cox has been authorized by CEMEX, S.A.B. de C.V.’s board of directors to own up to 10% of CEMEX, S.A.B. de C.V.’s outstanding capital stock. Dodge & Cox does not have voting rights different from our other non-Mexican holders of CPOs.

As of December 31, 2017, CEMEX, S.A.B. de C.V.’s outstanding capital stock consisted of 30,214,469,912 Series A shares and 15,107,234,956 Series B shares, in each case including shares held by our subsidiaries.

As of December 31, 2017, a total of 30,171,134,782 Series A shares and 15,085,567,391 Series B shares outstanding were held by the CPO trust. Each CPO represents two Series A shares and one Series B share. A portion of the CPOs is represented by ADSs. As set forth in the Deposit Agreement, holders of ADSs do not have the right to instruct the depositary as to the exercise of voting rights in respect of Series A shares underlying CPOs held in the CPO trust. Under the terms of the CPO trust agreement, Series A shares underlying CPOs held by non-Mexican nationals, including all Series A shares underlying CPOs represented by ADSs, will be voted by the trustee according to the majority of all Series A shares held by Mexican nationals and Series B shares voted at the meeting. However, holders of ADSs will have the right to instruct the depositary to exercise the voting rights of the Series B shares underlying the CPOs represented by ADSs. Voting instructions may be given only in respect of ADSs representing an integral number of Series B shares. If the depositary shall not have received voting instructions from a holder of ADSs on or prior to the ADS voting instructions deadline, such Holder shall be deemed, and the depositary and CEMEX, S.A.B. de C.V. shall deem such holder, subject to the terms of the Deposit Agreement, to have instructed the depositary to give a discretionary proxy to a person designated by CEMEX, S.A.B. de C.V. (or, if requested by CEMEX, S.A.B. de C.V., a person designated by the technical committee appointed pursuant to the CPO trust agreement) to vote the Series B shares underlying the CPOs represented by such holder’s ADSs in his or her discretion. The Series B shares underlying the CPOs represented by ADSs for which no actual or deemed voting instructions have been received will be voted by the trustee for the CPO trust in cooperation with, and under the direction of, a technical committee appointed pursuant to the terms of the CPO trust agreement.

Other than BlackRock, Dodge & Cox and the CPO trust, we are not aware of any person that is the beneficial owner of five percent or more of any class of CEMEX, S.A.B. de C.V.’s voting securities.

As of December 31, 2017, through CEMEX, S.A.B. de C.V.’s subsidiaries, we owned approximately 20.4 million CPOs, representing approximately 0.1% of CEMEX, S.A.B. de C.V.’s outstanding voting stock. These CPOs are voted at the direction of our management. CEMEX, S.A.B. de C.V.’s voting rights over those CPOs are the same as those of any other CPO holder. As of the same date, we did not hold any CPOs in derivative instruments hedging expected cash flows of stock options exercises.

CEMEX, S.A.B. de C.V.’s by-laws provide that its board of directors must authorize in advance any transfer of voting shares of its capital stock that would result in any persons, or groups acting in concert, becoming a holder of 2% or more of CEMEX, S.A.B. de C.V.’s voting shares. In the event this requirement is not met, the persons acquiring such shares will not be entitled to any corporate rights with respect to such shares, such shares will not be taken into account for purposes of determining a quorum for shareholders’ meetings, CEMEX, S.A.B. de C.V. will not record such persons as holders of such shares in its share registry, and the registry undertaken by the Indeval shall not have any effect.

Mexican securities regulations provide that our majority-owned subsidiaries may neither directly nor indirectly invest in CEMEX, S.A.B. de C.V.’s CPOs nor other securities representing CEMEX, S.A.B. de C.V.’s capital stock. The Mexican securities authority could require any disposition of the CPOs or of other securities representing our capital stock so owned and/or impose fines on us if it were to determine that the ownership of CEMEX, S.A.B. de C.V.’s CPOs or of other securities representing CEMEX, S.A.B. de C.V.’s capital stock by CEMEX, S.A.B. de C.V.’s subsidiaries, in most cases, negatively affects the interests of CEMEX, S.A.B. de C.V.’s shareholders. Notwithstanding the foregoing, the exercise of all rights pertaining to CEMEX, S.A.B. de C.V.’s CPOs or to other securities representing our capital stock in accordance with the instructions of CEMEX, S.A.B. de C.V.’s subsidiaries does not violate any provisions of CEMEX, S.A.B. de C.V.’s by-laws or the by-laws of its subsidiaries. The holders of these CPOs or of other securities representing CEMEX, S.A.B. de C.V.’s capital stock are entitled to exercise the same rights relating to their CPOs or their other securities representing CEMEX, S.A.B. de C.V.’s capital stock, including all voting rights, as any other holder of the same series.

As of December 31, 2017, we had 536 ADS holders of record, holding 687,512,041 ADRs, representing 6,875,120,410 CPOs, or approximately 45.51% of CEMEX, S.A.B. de C.V.’s outstanding capital stock as of such date.

Related Party Transactions

We had no significant related party transactions for the year ended December 31, 2017. From January 1, 2017 through the date of this annual report, we did not have any outstanding loans to any of CEMEX, S.A.B. de C.V.’s directors or members of senior management.

Item 8—Financial Information

Consolidated Financial Statements and Other Financial Information

See “Item 18—Financial Statements” and “Index to Consolidated Financial Statements.”

Legal Proceedings

See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings.”

Dividends

A declaration of any dividend can be made by CEMEX, S.A.B. de C.V.’s shareholders at any general ordinary shareholders’ meeting. Any dividend declaration is usually based upon the recommendation of CEMEX, S.A.B. de C.V.’s board of directors. However, CEMEX, S.A.B. de C.V.’s shareholders are not obligated to approve the board’s recommendation. CEMEX, S.A.B. de C.V. may only pay dividends from retained earnings included in financial statements that have been approved by CEMEX, S.A.B. de C.V.’s shareholders and after all losses have been paid for, a legal reserve equal to 5% of its paid-in capital has been created and CEMEX, S.A.B. de C.V.’s shareholders have approved the relevant dividend payment. See “Item 10—Additional Information—Taxation—Mexican Tax Considerations.” Since CEMEX, S.A.B. de C.V. conducts its operations through its subsidiaries; it has no significant assets of its own except for its investments in those subsidiaries. Consequently, CEMEX, S.A.B. de C.V.’s ability to pay dividends to its shareholders is dependent upon its ability to receive funds from its subsidiaries in the form of dividends, management fees, or otherwise. The 2017 Credit Agreement and the indentures governing our outstanding Senior Secured Notes effectively prohibit CEMEX, S.A.B. de C.V. from declaring and paying cash dividends or making other cash distributions to its shareholders. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—CEMEX, S.A.B. de C.V.’s ability to repay debt and pay dividends depends on our subsidiaries’ ability to transfer income and dividends to us.”

The recommendation of CEMEX, S.A.B. de C.V.’s board of directors as to whether to pay and the amount of any annual dividends has been and will continue to be, in absence of contractual restrictions to pay or declare dividends, based upon, among other things, earnings, cash flow, capital requirements, contractual restrictions, and our financial condition and other relevant factors.

Owners of ADSs on the applicable record date will be entitled to receive any dividends payable in respect of the Series A shares and the Series B shares underlying the CPOs represented by those ADSs; however, as permitted by the Deposit Agreement, CEMEX, S.A.B. de C.V. may instruct the ADS depositary not to extend the option to elect to receive cash in lieu of the stock dividend to the holders of ADSs. The ADS depositary will fix a record date for the holders of ADSs in respect of each dividend distribution. Unless otherwise stated, the ADS depositary has agreed to convert cash dividends received by it in respect of the Series A shares and the Series B shares underlying the CPOs represented by ADSs from Mexican Pesos into U.S. Dollars and, after deduction or after payment of expenses of the ADS depositary, to pay those dividends to holders of ADSs in U.S. Dollars. CEMEX, S.A.B. de C.V. cannot assure holders of its ADSs that the ADS depositary will be able to convert dividends received in Mexican Pesos into U.S. Dollars.

CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal years 2015, 2016 and 2017.

Significant Changes

Except as described herein, no significant change has occurred since the date of our 2017 consolidated financial statements included elsewhere in this annual report.

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

	CPOs(1)		ADSs
Calendar Period	High	Low	High	Low
Yearly
2013	16.16	12.58	12.71	9.14
2014	18.50	14.32	14.36	9.66
2015	16.37	8.64	10.72	4.95
2016	18.07	6.78	9.15	3.63
2017	18.39	15.85	10.37	7.10

	CPOs(1)		ADSs
Calendar Period	High	Low	High	Low
Quarterly
2016
First quarter	12.70	6.78	7.43	3.63
Second quarter	12.80	10.61	7.45	5.49
Third quarter	16.05	10.93	8.89	5.81
Fourth quarter	18.07	15.30	9.15	7.43
2017
First quarter	19.27	15.76	9.14	7.41
Second quarter	17.29	15.36	9.43	8.12
Third quarter	18.39	15.85	10.37	8.78
Fourth quarter	16.69	13.53	9.12	7.10
2018
First quarter	15.80	11.98	8.51	6.45
Monthly
2017-2018
October	16.69	14.82	9.12	7.77
November	15.80	14.17	8.23	7.57
December	14.87	13.53	7.66	7.10
January	15.80	14.61	8.51	7.48
February	15.67	12.23	8.44	6.45
March	13.82	11.98	7.42	6.50
April(2)	13.23	11.86	7.30	6.43

Source: Based on data of the Mexican Stock Exchange and the NYSE.

(1)	As of December 31, 2017, approximately 99.86% of CEMEX, S.A.B. de C.V.’s outstanding share capital was represented by CPOs.
(2)	CPO and ADS prices are through April 20, 2018.

On April 20, 2018, the last reported closing price for CPOs on the Mexican Stock Exchange was Ps12.69 per CPO, and the last reported closing price for ADSs on the NYSE was U.S.$6.82 per ADS.

During 2017, (i) we did not have a market maker and (ii) there was no suspension of trading of (a) CEMEX, S.A.B. de C.V.’s CPOs on the Mexican Stock Exchange or (b) CEMEX, S.A.B. de C.V.’s ADSs on the New York Stock Exchange.

The following table sets forth, for the periods indicated, the total trading volume for CPOs on the Mexican Stock Exchange and ADSs on the NYSE.

Calendar Period	CPOs (1)	ADSs (1)
Yearly
2013	9,064	3,605
2014	8,262	2,861
2015	10,435	3,457
2016	11,929	3,155
2017	8,155	2,440
Quarterly
2016
First quarter	3,321	868
Second quarter	2,919	642
Third quarter	3,177	816
Fourth quarter	2,512	829
2017
First quarter	2,288	648
Second quarter	1,887	552
Third quarter	2,032	599
Fourth quarter	1,947	640
2018
First quarter	2,189	694
Monthly
2017-2018
October	658	259
November	677	182
December	612	199
January	626	227
February	685	222
March	878	245
April(2)	463	102

(1)	Amounts in million CPOs or ADSs.
(2)	CPO and ADS volumes are through April 20, 2018.

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

On April 24, 2003, CEMEX, S.A.B. de C.V.’s shareholders approved changes to its by-laws, incorporating additional provisions and removing some restrictions. The changes that are still in force are as follows:

•	The limitation on CEMEX, S.A.B. de C.V.’s variable capital was removed. Formerly, CEMEX, S.A.B. de C.V.’s variable capital was limited to ten times CEMEX, S.A.B. de C.V.’s minimum fixed capital.

•	Increases and decreases in CEMEX, S.A.B. de C.V.’s variable capital now require the notarization of the minutes of the ordinary general shareholders’ meeting that authorize such increase or decrease, as well as the filing of these minutes with the Mexican National Securities Registry (Registro Nacional de Valores), except when such increase or decrease results from (i) shareholders exercising their redemption rights or (ii) stock repurchases.

•	The cancelation of registration of our shares in the Securities Section of the Mexican National Securities Registry now involves an amended procedure, which is described below under “—Repurchase Obligation.” In addition, any amendments to the article containing these provisions no longer require the consent of the Mexican securities authority and 95% approval by shareholders entitled to vote.

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

CEMEX, S.A.B. de C.V.’s by-laws require the stock certificates representing shares of its capital stock to make reference to the provisions in its by-laws relating to the prior approval of the CEMEX, S.A.B. de C.V. board of directors for significant share transfers and the requirements for recording share transfers in its share registry. In addition, shareholders are responsible for informing CEMEX, S.A.B. de C.V. within five business days whenever their shareholdings exceed 5%, 10%, 15%, 20%, 25% and 30% of CEMEX, S.A.B. de C.V.’s capital stock. If a person acquires beneficial ownership (within the meaning of Rule 13d-3 promulgated by the SEC under the Exchange Act) of 20% or more in voting power of the outstanding voting stock of CEMEX, S.A.B. de C.V., a change of control will be deemed to have occurred under the 2017 Credit Agreement and other debt agreements of CEMEX.

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

Following the cancelation of CEMEX, S.A.B. de C.V.’s registration with the Mexican securities registry, it must place in a trust set up for that purpose for a six-month period an amount equal to that required to purchase the remaining shares held by investors who did not participate in the offer.

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

CEMEX, S.A.B. de C.V.’s by-laws provide that holders of at least 10% of its outstanding capital stock are entitled to demand the postponement of the voting on any resolution of which they deem they have not been sufficiently informed.

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

Share Repurchases

If approved by CEMEX, S.A.B. de C.V.’s shareholders at a general shareholders’ meeting, we may purchase CEMEX, S.A.B. de C.V.’s outstanding shares. The economic and voting rights corresponding to repurchased shares cannot be exercised during the period the shares are owned by us and the shares will be deemed outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting. We may also repurchase our equity securities on the Mexican Stock Exchange at the then prevailing market prices in accordance with Mexican securities law. If we intend to repurchase shares representing more than 1% of CEMEX, S.A.B. de C.V.’s outstanding shares at a single trading session, we must inform the public of such intention at least ten minutes before submitting our bid. If we intend to repurchase shares representing 3% or more of CEMEX, S.A.B. de C.V.’s outstanding shares during a period of 20 trading days, we are required to conduct a public tender offer for such shares. We must conduct share repurchases as per the framework authorized by CEMEX, S.A.B. de C.V.’s board of directors and through the person or persons approved by CEMEX, S.A.B. de C.V.’s board of directors, through a single broker dealer during the relevant trading session, and without submitting bids during the first and the last 30 minutes of each trading session. We must inform the Mexican Stock Exchange of the results of any share repurchase no later than the business day following any such share repurchase.

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

Withdrawal Rights

Whenever CEMEX, S.A.B. de C.V.’s shareholders approve a change of corporate purpose, change of nationality or transformation from one form of corporate organization to another, Mexican law provides that any shareholder entitled to vote on that change who has voted against it may withdraw from CEMEX, S.A.B. de C.V. and receive an amount equal to the book value (in accordance with the latest statement of financial position approved by the annual general ordinary shareholders’ meeting) attributable to such shareholder’s shares, provided that such shareholder exercises that right within 15 days following the meeting at which the change was approved.

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

You may find additional information in the corporate governance section of our website (www.cemex.com), or you may contact our investment relations team, by writing to or telephoning us as follows:

CEMEX, S.A.B. de C.V.

Avenida Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265, México

Attn: Eduardo Rendón

Telephone: +52 81 8888-4292

Email: eduardo.rendon@cemex.com

Share Capital

CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal years 2015, 2016 and 2017. See “Item 8—Financial Information—Dividends” for a description of CEMEX, S.A.B. de C.V.’s policy on dividend distributions and dividend restrictions.

At each of CEMEX, S.A.B. de C.V.’s 2015 and 2016 annual general ordinary shareholders’ meetings, held on March 31, 2016 and March 30, 2017, respectively, CEMEX, S.A.B. de C.V.’s shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to each such recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 530 million CPOs, approximately 539 million CPOs and approximately 562 million CPOs were allocated to shareholders on a pro-rata basis in connection with the 2015 and 2016 recapitalizations, respectively. In each case, CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares. No recapitalization of retained earnings was approved at CEMEX, S.A.B. de C.V.’s 2017 annual general ordinary shareholders’ meeting held on April 5, 2018.

As of December 31, 2017, CEMEX, S.A.B. de C.V.’s common stock was represented as follows:

	2017
Shares[1]	Series A2	Series B3
Subscribed and paid shares	30,214,469,912	15,107,234,956
Unissued shares authorized for stock compensation programs	531,739,616	265,869,808
Shares that guarantee the issuance of convertible securities[4]	4,529,605,020	2,264,802,510

	35,275,814,548	17,637,907,274

(1)	As of December 31, 2017, 13,068,000,000 shares correspond to the fixed portion, and 39,845,721,822 shares correspond to the variable portion.
(2)	Series “A” or Mexican shares must represent at least 64% of CEMEX, S.A.B. de C.V.’s capital stock.
(3)	Series “B” or free subscription shares must represent at most 36% of CEMEX, S.A.B. de C.V.’s capital stock.
(4)	Shares that guarantee the conversion of the November 2019 Mandatory Convertible Mexican Peso Notes, the March 2018 Optional Convertible Subordinated U.S. Dollar Notes and the March 2020 Optional Convertible Subordinated U.S. Dollar Notes.

Material Contracts

On December 18, 2006, CEMEX, through two special purpose vehicles, issued two tranches of fixed-to-floating rate callable Perpetual Debentures. C5 Capital (SPV) Limited issued U.S.$350 million original principal amount of Perpetual Debentures under the first tranche, with the issuer having the option to redeem such Perpetual Debentures on December 31, 2011 and on each interest payment date thereafter, of which U.S.$61 million principal amount were outstanding as of December 31, 2017 (excluding Perpetual Debentures held by us). C10 Capital (SPV) Limited issued U.S.$900 million original principal amount of Perpetual Debentures under the second tranche, with the issuer having the option to redeem such Perpetual Debentures on December 31, 2016 and on each interest payment date thereafter, of which U.S.$175 million principal amount were outstanding as of December 31, 2017 (excluding Perpetual Debentures held by us). Both tranches pay coupons denominated in U.S. Dollars at a fixed rate until the call date and at a floating rate thereafter. On February 12, 2007, CEMEX, through a special purpose vehicle, issued a third tranche of fixed-to-floating rate callable Debentures. C8 Capital (SPV) Limited issued U.S.$750 million original principal amount of Perpetual Debentures under this third tranche, with the issuer having the option to redeem such Perpetual Debentures on December 31, 2014 and on each interest payment date thereafter, of which U.S.$135 million principal amount were outstanding as of December 31, 2017 (excluding Perpetual Debentures held by us). This third tranche also pays coupons denominated in U.S. Dollars at a fixed rate until the call date and at a floating rate thereafter. On May 9, 2007, CEMEX, through a special purpose vehicle, issued a fourth tranche of fixed-to-floating rate callable Perpetual Debentures. C10-EUR Capital (SPV) Limited issued €730 million original principal amount of Perpetual Debentures under this fourth tranche, with the issuer having the option to redeem such Perpetual Debentures on June 30, 2017, and on each interest payment date thereafter, of which €64 million principal amount were outstanding as of December 31, 2017 (excluding Perpetual Debentures held by us). This fourth tranche pays coupons denominated in Euros at a fixed rate until the call date and at a floating rate thereafter. Due to their perpetual nature and optional deferral of coupons, these transactions, in accordance with IFRS, qualify as equity.

For a description of the material terms relating to the November 2019 Mandatory Convertible Mexican Peso Notes, the March 2018 Optional Convertible Subordinated U.S. Dollar Notes and the March 2020 Optional Convertible Subordinated U.S. Dollar Notes, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments.”

In connection with the 2017 Credit Agreement, we are also parties to the amendment and restatement agreement, dated July 19, 2017 related to the Intercreditor Agreement; the Dutch law share pledge, dated as of September 12, 2012; the Dutch law share pledge, dated as of December 15, 2015; the security confirmation agreement to Dutch law share pladges, dated as of July 19, 2017; the Swiss law share pledge, dated as of September 17, 2012; the security confirmation agreement to the Swiss law share pledge, dated as of July 19, 2017; the Spanish law share pledge, dated as of November 8, 2012; the ratification and extension deed to the Spanish law share pledge, dated as of July 19, 2017; and the amendment and restatement agreement, dated July 19, 2017 to the Mexican law security trust agreement, dated as of September 17, 2012. For a description of the material terms of the 2017 Credit Agreement and related agreements, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness.”

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

U.S. Federal Income Tax Considerations

General

The following is a summary of certain U.S. federal income tax consequences generally applicable to the ownership and disposition of CEMEX, S.A.B. de C.V.’s CPOs and ADSs.

This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Department of the Treasury regulations promulgated under the Code, administrative rulings, and judicial interpretations of the Code, all as in effect on the date of this annual report and all of which are subject to change, possibly retroactively. This summary is limited to U.S. Shareholders (as defined below) who hold our ADSs or CPOs, as the case may be, as capital assets. This summary does not discuss all aspects of U.S. federal income taxation that may be important to an investor in light of its individual circumstances, for example, an investor subject to special tax rules (e.g., banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, expatriates, tax-exempt investors, persons who own 10% or more of our voting stock, or holders whose functional currency is not the U.S. Dollar or U.S. Shareholders who hold a CPO or an ADS as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction” or other integrated investment, or as other than a capital asset). In addition, this summary does not address the Medicare tax imposed on certain net investment income or any aspect of state, local foreign, gift, estate or alternative minimum tax considerations.

For purposes of this summary, a “U.S. Shareholder” means a beneficial owner of CPOs or ADSs, who is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation that is created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons are authorized to control all substantial decisions or (ii) has a valid election in effect under applicable U.S. Department of the Treasury regulations to be treated as a United States person.

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

Documents on Display

We are subject to the informational requirements of the Exchange Act and, in accordance with these requirements, file reports and information statements and other information with the SEC. These reports and information statements and other information filed by us with the SEC can be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549.

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

Item 11—Quantitative and Qualitative Disclosures About Market Risk

See “Item 5—Operating and Financial Review and Prospects—Quantitative and Qualitative Market Disclosure—Our Derivative Financial Instruments.”

Item 12—Description of Securities Other than Equity Securities

Item 12A—Debt Securities

Not applicable.

Item 12B—Warrants and Rights

Not applicable.

Item 12C—Other Securities

Not applicable.

Item 12D—American Depositary Shares

Depositary Fees and Charges

Under the terms of the Deposit Agreement for CEMEX, S.A.B. de C.V.’s ADSs, an ADS holder may have to pay the following service fees to the depositary:

Services	Fees
Issuance of ADSs upon deposit of eligible securities	Up to 5¢ per ADS issued.
Surrender of ADSs for cancelation and withdrawal of deposited securities	Up to 5¢ per ADS surrendered.
Exercise of rights to purchase additional ADSs	Up to 5¢ per ADS issued.
Distribution of cash (i.e., upon sale of rights and other entitlements)	Up to 2¢ per ADS held.

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

Depositary Payments for the year ended December 31, 2017

In 2017, we received approximately U.S.$1.58 million (after applicable U.S. taxes and including payments to third parties) from our Depositary Bank, Citibank, N.A., to reimburse us for contributions towards our investor relations activities (including but not limited to investor meetings, conferences and fees to investor relations service vendors) and other miscellaneous expenses related to the listing of our ADSs on the NYSE.

PART II

Item 13—Defaults, Dividend Arrearages and Delinquencies

None.

Item 14—Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15—Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of CEMEX, S.A.B. de C.V.’s Chief Executive Officer (the “CEO”) and Executive Vice President of Finance/Chief Financial Officer (the “CFO”), the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this annual report. Based on the foregoing, our management, with the participation of the CEO and CFO, concluded that our disclosure controls and procedures were not effective as of December 31, 2017 to achieve their intended objectives because of the material weakness in internal control over financial reporting discussed below.

In light of this material weakness, prior to filing this annual report on Form 20-F, we performed additional procedures related to our disclosure controls, including qualitative and quantitative evaluation of our financial statements.

These additional procedures have allowed us to conclude that, notwithstanding the material weakness in our internal control over financial reporting, the consolidated financial statements included in this annual report fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Internal control over financial reporting refers to a process designed by, or under the supervision of, the CEO and CFO and effected by CEMEX, S.A.B. de C.V.’s board of directors and our management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Under the supervision and with the participation of our management, including the CEO and CFO and principal financial and accounting officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this evaluation, our management identified the following material weakness in internal control over financial reporting:

We did not maintain an effective risk assessment process to identify, analyze and establish processes and controls to mitigate the risk of material misstatements resulting from apparent collusion or management override of controls in relation to significant unusual transactions. In addition, we did not design and operate effective monitoring controls to detect non-compliance with our policies related to the financial reporting of significant unusual transactions.

A material weakness (as defined in Rule 12b-2 under the Exchange Act) is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

These control deficiencies resulted in no misstatements to the consolidated financial statements for the year ended December 31, 2017. However, these control deficiencies create a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis, and therefore we concluded that the deficiencies represent a material weakness in the Company’s internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2017.

Attestation Report of the Independent Registered Public Accounting Firm

KPMG Cárdenas Dosal, S.C., the registered public accounting firm that audited our financial statements included elsewhere in this annual report, has issued an adverse report on our internal control over financial reporting, which is included in page F-111 of this annual report.

Status of Remediation Actions

As previously disclosed in our 2016 annual report on Form 20-F, during 2016, CEMEX received reports through its anonymous reporting line related to possible irregularities in the purchase process of land in connection with the Maceo Project. CEMEX initiated an investigation and internal audit in accordance with its corporate governance policies and its code of ethics, which confirmed the irregularities in the purchase process of land in connection with the Maceo Project. As a result of this investigation and internal audit, on September 23, 2016, CEMEX Latam and CEMEX Colombia terminated the employment of the Vice President of Planning of CEMEX Latam, who was also CEMEX Colombia’s Director of Planning, and the Legal Counsel of CEMEX Latam, who was also the General Counsel of CEMEX Colombia. In addition, effective September 23, 2016, the Chief Executive Officer of CEMEX Latam, who was also the President of CEMEX Colombia, resigned to facilitate the investigation and internal audit.

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

During 2017, based on the remediation plan approved by our Audit Committee, our management designed and implemented certain internal controls over financial reporting in relation to our risk assessment and monitoring of significant unusual transactions to address the material weakness described in Item 15 of our annual report on Form 20-F for the year ended December 31, 2016, including, but not limited to, the following:

•	the implementation of a new approval policy over significant unusual transactions that takes place at the operating subsidiary level,

•	a corporate committee to oversee large investment projects,

•	enhancements to our internal audit procedures, and

•	improvements over our current monitoring controls.

However, we have not had sufficient time to ensure the effective and consistent operation of these controls. In addition, we may plan to implement additional enhancements to these controls in 2018.

This material weakness will not be considered remediated until the all remediated controls operate effectively for a sufficient period of time.

We and our Board of Directors are committed to maintaining a strong and sustainable internal control over financial reporting environment. We believe it is important to confirm that the new processes and controls put in place as part of the remediation are fully operational for a sufficient period of time and expect that the remediation of this material weakness will be completed during 2018.

Changes in Internal Control Over Financial Reporting

Except for the remediation actions implemented to address the material weakness described above, we have not identified changes in our internal control over financial reporting during 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16—RESERVED

Item 16A—Audit Committee Financial Expert

CEMEX, S.A.B. de C.V.’s board of directors has determined that it has at least one “audit committee financial expert” (as defined in Item 16A of Form 20-F) serving on its audit committee. Mr. José Manuel Rincón Gallardo meets the requisite qualifications.

Item 16B—Code of Ethics

We have adopted a written code of ethics that applies to all employees, including our principal executive officer, principal financial officer and principal accounting officer. All of our employees are expected to comply with in their daily interactions.

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

(iii) Customer relations and fair dealing: we work to be our customers’ best option and, to that end, conduct our business dealings fairly and professionally, and supply top-quality services and products as agreed with our customers; we and our employees make efforts to act in an innovative and proactive manner, exceeding our customers’ expectations and anticipating their needs in order to ensure long and mutually beneficial relationships;

(iv) Supplier relations and fair dealing: our success depends on supplier relationships that are built on trust and mutual benefit; we try to always manage our supplier relationships with honesty, respect and integrity, offering equal opportunities to all parties;

(v) Government relations: our operations require a wide range of interactions with government agencies in many countries; these agencies may act as regulators, customers, suppliers, stockholders and/or promoters; we look to always conduct our interactions with these agencies consistent with our principles and values, with particular emphasis on honesty and respect;

(vi) Community relations: we are committed to promoting and contributing to the development of our communities by preserving the environment, fostering mutually beneficial relationships and maintaining open lines of communication;

(vii) Antitrust compliance: we are dedicated to conducting all of our business activities with the highest ethical standards; compliance with applicable laws, including antitrust legislation, is a fundamental part of our corporate values; we operate in many countries and are subject to different antitrust laws and regulations; therefore, our country managers seek that all of our business activities conform to local laws and regulations, and to our own policies;

(viii) Anti-bribery: we reject all forms of corruption; paying or receiving bribes is illegal and highly unethical, and can lead to severe consequences for all parties involved, including jail for individuals and harsh penalties to our company; we are committed to conducting our business with transparency and integrity, and seek to have all transactions comply with anti-bribery laws, including requirements to maintain complete and accurate books and records;

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

(xvi) Financial controls and records: we seek to build credibility and trust with our stakeholders and try to communicate effectively with them so that they are provided with full and accurate information about our financial condition and results of operations; consequently, our employees, officers and directors strive to ensure, within the scope of their responsibilities and duties, that our financial records are accurate and our financial controls effective; we also strive to ensure that our reports and documents filed with or submitted to securities regulators, as well as all other public communications, include full, fair, accurate, timely and understandable disclosure; and

(xvii) Preservation of assets: the proper use and preservation of our tangible and intangible assets are essential to fulfill our mission.

We promote awareness and enforcement of our code of ethics through our ethics committees, training programs, and secured internal communications channels. We periodically evaluate and update the provisions of our code of ethics.

You may view our code of ethics in the corporate governance section of our website (www.cemex.com), or you may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

CEMEX, S.A.B. de C.V.

Avenida Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265, México

Attn: Luis Hernández

Telephone: +52 81 8888-8888

Item 16C—Principal Accountant Fees and Services

Audit Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps232 million in fiscal year 2017 in connection with the professional services rendered for the audit of our annual financial statements and services normally provided by them relating to statutory and regulatory filings or engagements. In fiscal year 2016, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps248 million for these services.

Audit-Related Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps11 million in fiscal year 2017 for assurance and related services reasonably related to the performance of our audit. In fiscal year 2016, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps7 million for audit-related services.

Tax Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps13 million in fiscal year 2017 for tax compliance, tax advice and tax planning. In fiscal year 2016, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps20 million for tax-related services.

All Other Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us Ps14 million in fiscal year 2017 for products and services other than those comprising audit fees, audit-related fees and tax fees. In fiscal year 2016, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps16 million for products and services in this category. These fees relate mainly to services provided by KPMG to us with respect to our due diligence activities around the world.

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

During 2017, there were no services provided to us by our external auditors that were performed pursuant to the de minimis exception.

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

CEMEX’s corporate governance practices are governed by its by-laws, by the corporate governance provisions set forth in the Mexican Securities Market Law, the Circular de Emisoras (the “Mexican Regulation for Issuers”) issued by the Comisión Nacional Bancaria y de Valores (the “Mexican Banking and Securities Commission”) and the Reglamento Interior de la Bolsa Mexicana de Valores (the “Mexican Stock Exchange Rules”), and by applicable U.S. securities laws. CEMEX is also subject to the rules of the NYSE to the extent they apply to foreign private issuers. Except for those specific rules, foreign private issuers are permitted to follow home country practice in lieu of the provisions of Section 303A of the LCM.

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

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE
303A.01

Listed companies must have a majority of independent directors.	Pursuant to the Mexican Securities Market Law, CEMEX, S.A.B. de C.V. is required to have a board of directors with a maximum of 21 members, 25% of whom must be independent. Determination as to the independence of CEMEX, S.A.B. de C.V.’s directors is made upon their election by CEMEX, S.A.B. de C.V.’s shareholders at the corresponding meeting. As of December 31, 2017, CEMEX, S.A.B. de C.V.’s board of directors had 15 members, of which more than 50% are independent under the Mexican Securities Market Law.

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

303A.03

Non-management directors must meet at regularly scheduled executive sessions without management.	Under CEMEX, S.A.B. de C.V.’s by-laws and the Mexican Laws and Regulations, our non-management and independent directors are not required to meet in executive sessions. CEMEX, S.A.B. de C.V.’s board of directors must meet at least once every three months.

303A.04

Listed companies must have a nominating/corporate governance committee composed of independent directors.	Under CEMEX, S.A.B. de C.V.’s by-laws and the Mexican Laws and Regulations, we are not required to have a nominating committee. We do not have such a committee.

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

CEMEX, S.A.B. de C.V.’s Audit Committee meets as required by CEMEX, S.A.B. de C.V.’s by-laws and by the Mexican Laws and Regulations.

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE
303A.09

Listed companies must adopt and disclose corporate governance guidelines.	Under CEMEX, S.A.B. de C.V.’s by-laws and the Mexican Laws and Regulations, we are not required to adopt corporate governance guidelines, but, on an annual basis, we file a report with the Mexican Stock Exchange regarding our compliance with the Mexican Code of Best Corporate Practices.

303A.10

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	CEMEX, S.A.B. de C.V. has adopted a written code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer.

Equity compensation plans

Equity compensation plans require shareholder approval under the Mexican Securities Market Law, subject to limited exemptions.	Shareholder approval is not expressly required under CEMEX, S.A.B. de C.V.’s by-laws for the adoption and amendment of an equity compensation plan. However, at our 2017 annual shareholders’ meeting held on April 5, 2018, CEMEX, S.A.B. de C.V.’s shareholders resolved to extend our current stock program for our employees, officers and administrators until December 31, 2023.

Item 16H—Mine Safety Disclosure

The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 15.1 to this annual report.

PART III

Item 17—Financial Statements

Not applicable.

Item 18—Financial Statements

See pages F-1 through F-6, incorporated herein by reference.

Item 19—Exhibits

1.1	Amended and Restated By-laws of CEMEX, S.A.B. de C.V.(m)

2.1	Form of Certificate for shares of Series A Common Stock of CEMEX, S.A.B. de C.V.(k)

2.2	Form of Certificate for shares of Series B Common Stock of CEMEX, S.A.B. de C.V.(k)

2.3	English Translation of Amended and Restated Agreement to the Trust Agreement dated November 27, 2014, between CEMEX, S.A.B. de C.V., as founder of the trust, and Banco Nacional de México, S.A. regarding the CPOs.(j)

2.4	Form of CPO Certificate.(l)

2.5	Form of Second Amended and Restated Deposit Agreement (Series A and Series B share CPOs), dated August 10, 1999, among CEMEX, S.A. de C.V., Citibank, N.A. and holders and beneficial owners of American Depositary Shares.(b)(p)

2.5.1	Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated as of July 1, 2005, by and among CEMEX, S.A. de C.V., Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of ADR attached thereto.(d)

2.5.2	Amendment No. 2 to the Second Amended and Restated Deposit Agreement, dated as of February 11, 2015, by and among CEMEX, S.A.B. de C.V., Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of ADR attached thereto.(k)

2.5.3	Letter Agreement, dated October 12, 2007, by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to enable the Depositary to establish a direct registration system for the ADSs.(d)

2.5.4	Letter Agreement, dated March 30, 2010 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to establish a restricted ADS series.(i)

2.5.5	Letter Agreement, dated March 15, 2011 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to deposit CPOs upon conversion of the 3.75% Subordinated Convertible Notes due 2018, and the Depositary is to issue ADSs upon deposit of such CPOs.(i)

2.5.6	Letter Agreement, dated March 15, 2011 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to establish a restricted ADS series.(i)

2.6	Form of American Depositary Receipt evidencing American Depositary Shares.(k)

4.1	Note Indenture, dated as of December 18, 2006, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$350,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(d)

4.1.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$350,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(d)

4.1.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap 5 Capital (SPV) Limited and C5 Capital (SPV) Limited., supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$350,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(d)

4.2	Note Indenture, dated as of December 18, 2006, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$900,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(d)

4.2.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$900,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(d)

4.2.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap 10 Capital (SPV) Limited and C10 Capital (SPV) Limited., supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$900,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(d)

4.3	Note Indenture, dated as of February 12, 2007, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$750,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(d)

4.3.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$750,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(d)

4.3.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap 8 Capital (SPV) Limited and 8 Capital (SPV) Limited., supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$750,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(d)

4.4	Note Indenture, dated as of May 9, 2007, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. €730,000,000 Callable Perpetual Dual-Currency Notes.(d)

4.4.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of May 9, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. €730,000,000 Callable Perpetual Dual-Currency Notes.(d)

4.4.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap C10-EUR Capital (SPV) Limited and C10-EUR Capital (SPV) Limited., supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. €730,000,000 Callable Perpetual Dual-Currency Notes.(d)

4.5	Indenture, dated as of December 10, 2009, by and among CEMEX, S.A.B. de C.V., as issuer, Banco Mercantil del Norte, Sociedad Anónima, Institución de Banca Múltiple, Grupo Financiero Banorte, as common representative and calculation agent, in connection with the issuance of Mandatory Convertible Bonds.(d)

4.6	Amendment and Restatement Deed, dated July 19, 2017, by and among CEMEX, S.A.B. de C.V. and certain of its subsidiaries, the Intra-Group Lenders (as named therein), Citibank Europe plc, UK Branch (formerly Citibank International Ltd), as Facilities Agent, and Wilmington Trust (London) Limited, as Security Agent, relating to the Intercreditor Agreement dated September 17, 2012 and amended October 31, 2014, and July 23, 2015.(m)

4.7	Dutch law Share Pledge over the registered shares in New Sunward Holding B.V., dated September 17, 2012, between (i) CEMEX International Finance Company Ltd. (formerly CEMEX International Finance Company) which merged into New Sunward Holding B.V., (ii) Corporación Gouda S.A. de C.V. and Mexcement Holdings, S.A. de C.V., both which merged into CEMEX Operaciones México, S.A. de C.V. and CEMEX TRADEMARKS HOLDING Ltd. (as Pledgors) and Wilmington Trust (London) Limited (as Pledgee).(g)

4.7.1	Dutch law Share Pledge over the registered shares in New Sunward Holding B.V., dated December 15, 2015, between CEMEX Operaciones México, S.A. de C.V. (as Pledgor) and Wilmington Trust (London) Limited (as Pledgee).(k)

4.7.2	Security Confirmation Agreement of Dutch law Share Pledges over the registered shares in New Sunward Holding B.V., dated July 19, 2017, between CEMEX Operaciones México, S.A. de C.V. and CEMEX TRADEMARKS HOLDING Ltd. (as Security Providers), New Sunward Holding B.V. and Wilmington Trust (London) Limited (as Security Agent).(m)

4.8	Swiss law Share Pledge over 1,938,958,014 shares in CEMEX TRADEMARKS HOLDING Ltd., dated September 17, 2012, between CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., Interamerican Investments Inc. and Empresas Tolteca de México, S.A. de C.V. (as Pledgors) and Wilmington Trust (London) Limited (as Pledgee).(g)

4.8.1	Security Confirmation Agreement of Swiss law Share Pledge over 1,938,958,014 shares in CEMEX TRADEMARKS HOLDING Ltd., dated July 23, 2015, between CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., Interamerican Investments Inc. and Empresas Tolteca de México, S.A. de C.V. (as Pledgors) and Wilmington Trust (London) Limited (as Pledgee).(k)

4.8.2	Security Confirmation Agreement of Swiss law Share Pledge over 1,938,958,014 shares in CEMEX TRADEMARKS HOLDING Ltd., dated July 19, 2017, between CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., Interamerican Investments Inc. and Empresas Tolteca de México, S.A. de C.V. (as Pledgors) and Wilmington Trust (London) Limited (as Pledgee).(m)

4.8.3	Swiss law Share Pledge over 8,424,037 shares in CEMEX TRADEMARKS HOLDING, Ltd., dated July 19, 2017, between CEMEX, S.A.B. de C.V. (as Pledgor) and Wilmington Trust (London) Limited (as Security Agent).(m)

4.9	Spanish law Share Pledge over the shares in CEMEX España, S.A., dated November 8, 2012, between New Sunward Holding B.V., CEMEX, S.A.B. de C.V., CEMEX España, S.A. and Wilmington Trust (London) Limited (as Security Agent).(g)

4.10	Extension Agreement to Spanish law Share Pledge over the shares in CEMEX España, S.A., dated July 19, 2017, between New Sunward Holding B.V., CEMEX, S.A.B. de C.V., CEMEX España, S.A., Wilmington Trust (London) Limited (as Security Agent), Banco Bilbao Vizcaya Argentaria, S.A. (as Custodian) and the Lenders (as named therein).(m)

4.11	English translation of the Second Amendment and Restatement Agreement of the Mexican law Security Trust Agreement, dated July 25, 2017, entered into by CEMEX, S.A.B. de C.V., Empresas Tolteca de Mexico, S.A. de C.V., CEMEX Central, S.A. de C.V., Interamerican Investments Inc., Cemex México, S.A. de. C.V., and CEMEX Operaciones México, S.A. de C.V., regarding the shares that each of them owned in: CEMEX México, S.A. de C.V. and CEMEX Operaciones México, S.A. de C.V.(m)

4.12	Facilities Agreement, dated July 19, 2017, among CEMEX, S.A.B. de C.V. and certain of its subsidiaries, the financial institutions named therein, as Original Lenders, Citibank Europe PLC, UK Branch, as Agent, and Wilmington Trust (London) Limited, as Security Agent.(m)

4.13	Indenture, dated as of October 2, 2013, among CEMEX, S.A.B. de C.V, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$500,000,000 aggregate principal amount of Floating Rate Senior Secured Notes due 2018.(h)

4.13.1	Supplemental Indenture No. 1, dated as of April 1, 2014, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its Floating Rate Senior Secured Notes due 2018.(h)

4.14	English Translation of Accession Deed, dated October 2, 2013, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of U.S.$500,000,000 aggregate principal amount of Floating Rate Senior Secured Notes due 2018.(h)

4.15	Indenture, dated as of April 1, 2014, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$1,000,000,000 aggregate principal amount of 6.000% U.S. Dollar-Denominated Senior Secured Notes due 2024.(h)

4.16	English Translation of Accession Deed, dated April 1, 2014, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX Finance LLC of U.S.$1,000,000,000 aggregate principal amount of 6.000% U.S. Dollar-Denominated Senior Secured Notes due 2024.(h)

4.17	Indenture, dated as of April 1, 2014, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto, The Bank of New York Mellon, as trustee, and The Bank of New York Mellon, London Branch, as paying agent and transfer agent, in connection with the issuance of €400,000,000 aggregate principal amount of 5.250% Euro-Denominated Senior Secured Notes due 2021.(h)

4.18	English Translation of Accession Deed, dated April 1, 2014, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX Finance LLC of €400,000,000 aggregate principal amount of 5.250% Euro-Denominated Senior Secured Notes due 2021.(h)

4.19	Indenture, dated as of September 11, 2014, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$1,100,000,000 aggregate principal amount of 5.700% U.S. Dollar-Denominated Senior Secured Notes due 2025.(j)

4.20	English Translation of Accession Deed, dated September 11, 2014, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of U.S.$1,100,000,000 aggregate principal amount of 5.700% U.S. Dollar-Denominated Senior Secured Notes due 2025.(j)

4.21	Indenture, dated as of March 5, 2015, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto, The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent, in connection with the issuance of U.S.$750,000,000 aggregate principal amount of 6.125% U.S. Dollar-Denominated Senior Secured Notes due 2025.(j)

4.22	English Translation of Accession Deed, dated March 5, 2015, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of U.S.$750,000,000 aggregate principal amount of 6.125% U.S. Dollar-Denominated Senior Secured Notes due 2025.(j)

4.23	Indenture, dated as of March 5, 2015, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto, The Bank of New York Mellon, as trustee and registrar, and The Bank of New York Mellon, London Branch, as paying agent and transfer agent, in connection with the issuance of €550,000,000 aggregate principal amount of 4.375% Euro-Denominated Senior Secured Notes due 2023.(j)

4.24	English Translation of Accession Deed, dated March 5, 2015, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of €550,000,000 aggregate principal amount of 4.375% Euro-Denominated Senior Secured Notes due 2023.(j)

4.25	Indenture, dated as of March 13, 2015, among CEMEX, S.A.B. de C.V., as issuer, The Bank of New York Mellon, as trustee, CIBanco S.A., Institución de Banca Múltiple, as Mexican trustee, in connection with the issuance of $200,000,000 aggregate principal amount of 3.72% Convertible Subordinated Notes due 2020.(j)

4.26	Indenture, dated as of May 28, 2015, among CEMEX, S.A.B. de C.V. as issuer, The Bank of New York Mellon, as trustee, and CIBanco S.A., Institución de Banca Múltiple, as Mexican trustee, with respect to the issuance of 3.72% Convertible Subordinated Notes due 2020.(k)

4.27	Note Indenture, dated as of March 16, 2016, among CEMEX, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, with respect to the issuance of 7.750% Senior Secured Notes due 2026.(k)

4.28	English Translation of Accession Deed, dated March 16, 2016, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of U.S.$1,000,000,000 aggregate principal amount of 7.750% Senior Secured Notes due 2026.(k)

4.29	Indenture, dated as of June 14, 2016, among CEMEX Finance LLC, the guarantors listed therein, The Bank of New York Mellon, as trustee, and The Bank of New York Mellon, London Branch, as paying agent and transfer agent, with respect to the issuance of 4.625% Senior Secured Notes due 2024.(l)

4.30	Indenture, dated as of December 5, 2017, among CEMEX, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, in connection with the issuance of €650,000,000 aggregate principal amount of 2.750% Euro-Denominated Senior Secured Notes due 2024.(m)

4.31	English Translation of Accession Deed, dated December 5, 2017, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of €650,000,000 aggregate principal amount of 2.750% Euro-Denominated Senior Secured Notes due 2024.(m)

8.1	List of subsidiaries of CEMEX, S.A.B. de C.V.(m)

12.1	Certification of the Principal Executive Officer of CEMEX, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(m)

12.2	Certification of the Principal Financial Officer of CEMEX, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(m)

13.1	Certification of the Principal Executive and Financial Officers of CEMEX, S.A.B. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(m)

14.1	Consent of KPMG Cárdenas Dosal, S.C. to the incorporation by reference into the effective registration statements of CEMEX, S.A.B. de C.V. under the Securities Act of their report with respect to the consolidated financial statements of CEMEX, S.A.B. de C.V., which appears in this annual report.(m)

15.1	Mine safety and health administration safety data.(m)

101. INS	XBRL Instance Document.(m)

101. SCH	XBRL Taxonomy Extension Schema Document.(m)

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.(m)

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.(m)

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.(m)

101. DEF	XBRL Taxonomy Extension Definition Document.(m)

(a)	Incorporated by reference to Form 6-K of CEMEX, S.A.B. de C.V., filed with the SEC on March 27, 2015.
(b)	Incorporated by reference to the Registration Statement on Form F-4 of CEMEX, S.A.B. de C.V. (Registration No. 333-10682), filed with the SEC on August 10, 1999.
(c)	Incorporated by reference to the 2002 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 8, 2003.
(d)	Incorporated by reference to the 2009 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on June 30, 2010.
(e)	Incorporated by reference to the 2010 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on June 16, 2011.
(f)	Incorporated by reference to the 2011 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 30, 2012.
(g)	Incorporated by reference to the 2012 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 23, 2013.
(h)	Incorporated by reference to the 2013 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 28, 2014.
(i)	Incorporated by reference to the Registration Statement on Form F-6 of CEMEX, S.A.B. de C.V. (Registration No. 333-174743), filed with the SEC on June 6, 2011.
(j)	Incorporated by reference to the 2014 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 27, 2015.
(k)	Incorporated by reference to the 2015 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 22, 2016.
(l)	Incorporated by reference to the 2016 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 28, 2017.
(m)	Filed herewith.
(p)	This was a paper filing, and it is not available on the SEC website.

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

Date: April 30, 2018

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Income Statements

(Millions of Mexican pesos, except for earnings per share)

			Years ended December 31,
	Notes		2017	2016	2015
Net sales	3	Ps	258,131	249,945	219,299
Cost of sales	2.16		(169,534)	(160,433)	(144,513)

Gross profit			88,597	89,512	74,786
Operating expenses	5		(56,026)	(53,969)	(47,910)

Operating earnings before other expenses, net	2.1		32,571	35,543	26,876
Other expenses, net	6		(3,815)	(1,670)	(3,032)

Operating earnings			28,756	33,873	23,844
Financial expense	16		(19,301)	(21,487)	(19,784)
Financial income and other items, net	7		3,616	4,489	(1,333)
Share of profit of equity accounted investees	13.1		588	688	737

Earnings before income tax			13,659	17,563	3,464
Income tax	19		(520)	(3,125)	(2,368)

Net income from continuing operations			13,139	14,438	1,096
Discontinued operations	4.2		3,499	768	1,028

CONSOLIDATED NET INCOME			16,638	15,206	2,124
Non-controlling interest net income			1,417	1,173	923

CONTROLLING INTEREST NET INCOME		Ps	15,221	14,033	1,201

Basic earnings per share	22	Ps	0.34	0.32	0.03
Basic earnings per share from continuing operations	22	Ps	0.26	0.30	0.01
Diluted earnings per share	22	Ps	0.34	0.32	0.03
Diluted earnings per share from continuing operations	22	Ps	0.26	0.30	0.01

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(Millions of Mexican pesos)

			Years ended December 31,
	Notes		2017	2016	2015
CONSOLIDATED NET INCOME		Ps	16,638	15,206	2,124
Items that will not be reclassified subsequently to the income statement
Net actuarial (losses) from remeasurements of defined benefit pension plans	18		3	(4,019)	(748)
Income tax recognized directly in other comprehensive income	19		(1)	788	183

			2	(3,231)	(565)

Items that are or may be reclassified subsequently to the income statement
Effects from available-for-sale investments and derivative financial instruments designated as cash flow hedges	13.2, 16.4		275	36	335
Currency translation of foreign subsidiaries	20.2		(9,519)	11,630	7,976
Income tax recognized directly in other comprehensive income	19		233	(696)	453

			(9,011)	10,970	8,764

Total items of other comprehensive income, net			(9,009)	7,739	8,199

TOTAL COMPREHENSIVE INCOME			7,629	22,945	10,323
Non-controlling interest comprehensive income			1,928	5,164	3,221

CONTROLLING INTEREST COMPREHENSIVE INCOME		Ps	5,701	17,781	7,102

Out of which:
COMPREHENSIVE INCOME FROM DISCONTINUED OPERATIONS		Ps	2,342	2,882	1,387
COMPREHENSIVE INCOME FROM CONTINUING OPERATIONS		Ps	3,359	14,899	5,715

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

(Millions of Mexican pesos)

			December 31,
	Notes		2017	2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents	8	Ps	13,741	11,616
Trade accounts receivables, net	9		30,478	30,160
Other accounts receivable	10		4,970	5,238
Inventories, net	11		18,852	18,098
Assets held for sale	12.1		1,378	21,029
Other current assets	12.2		1,946	2,300

Total current assets			71,365	88,441

NON-CURRENT ASSETS
Equity accounted investees	13.1		8,572	10,488
Other investments and non-current accounts receivable	13.2		5,758	7,120
Property, machinery and equipment, net	14		232,160	230,134
Goodwill and intangible assets, net	15		234,909	247,507
Deferred income tax assets	19.2		14,817	16,038

Total non-current assets			496,216	511,287

TOTAL ASSETS		Ps	567,581	599,728

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term debt	16.1	Ps	16,973	1,222
Other financial obligations	16.2		19,362	11,658
Trade payables			46,428	40,338
Income tax payable			5,129	5,441
Other current liabilities	17		24,287	22,530
Liabilities directly related to assets held for sale	12.1		—	815

Total current liabilities			112,179	82,004

NON-CURRENT LIABILITIES
Long-term debt	16.1		177,022	235,016
Other financial obligations	16.2		12,859	25,972
Employee benefits	18		23,653	23,365
Deferred income tax liabilities	19.2		15,801	19,600
Other non-current liabilities	17		15,649	17,046

Total non-current liabilities			244,984	320,999

TOTAL LIABILITIES			357,163	403,003

STOCKHOLDERS’ EQUITY
Controlling interest:
Common stock and additional paid-in capital	20.1		144,654	127,336
Other equity reserves	20.2		13,483	24,793
Retained earnings	20.3		6,181	1,612
Net income			15,221	14,033

Total controlling interest			179,539	167,774
Non-controlling interest and perpetual debentures	20.4		30,879	28,951

TOTAL STOCKHOLDERS’ EQUITY			210,418	196,725

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		Ps	567,581	599,728

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Millions of Mexican pesos)

			Years ended December 31,
	Notes		2017	2016	2015
OPERATING ACTIVITIES
Consolidated net income		Ps	16,638	15,206	2,124
Discontinued operations			3,499	768	1,028

Net income from continuing operations		Ps	13,139	14,438	1,096
Non-cash items:
Depreciation and amortization of assets	5		15,992	15,991	14,658
Impairment losses	6		2,936	2,518	1,517
Share of profit of equity accounted investees	13.1		(588)	(688)	(737)
Results on sale of subsidiaries, other disposal groups and others			(4,335)	(2,132)	(174)
Financial income and other items, net			15,685	16,998	21,117
Income taxes	19		520	3,125	2,368
Changes in working capital, excluding income taxes			8,040	11,017	3,596

Net cash flow provided by operating activities from continuing operations before financial expense, coupons on perpetual debentures and income taxes			51,389	61,267	43,441

Financial expense and coupons on perpetual debentures paid	20.4		(15,759)	(18,129)	(17,865)
Income taxes paid			(4,664)	(5,183)	(7,437)

Net cash flow provided by operating activities from continuing operations			30,966	37,955	18,139
Net cash flow provided by operating activities from discontinued operations			144	1,192	977

Net cash flows provided by operating activities			31,110	39,147	19,116

INVESTING ACTIVITIES
Property, machinery and equipment, net	14		(10,753)	(4,563)	(8,930)
Acquisition and disposal of subsidiaries and other disposal groups, net	4.1, 13.1		23,841	1,424	2,722
Intangible assets and other deferred charges	15		(1,607)	(1,427)	(908)
Long term assets and others, net			128	(914)	(764)

Net cash flows used in investing activities from continuing operations			11,609	(5,480)	(7,880)
Net cash flows provided by (used in) investing activities from discontinued operations			—	1	(153)

Net cash flows used in investing activities			11,609	(5,479)	(8,033)

FINANCING ACTIVITIES
Sale of non-controlling interests in subsidiaries	20.4		(55)	9,777	—
Derivative instruments			246	399	1,098
Repayment of debt, net	16.1		(39,299)	(46,823)	(11,473)
Other financial obligations, net	16.2		—	—	177
Securitization of trade receivables			169	(999)	(506)
Non-current liabilities, net			(3,745)	(1,972)	(1,763)

Net cash flows used in financing activities			(42,684)	(39,618)	(12,467)

Decrease in cash and cash equivalents from continuing operations			(109)	(7,143)	(2,208)
Increase in cash and cash equivalents from discontinued operations			144	1,193	824
Cash conversion effect, net			2,090	2,244	4,117
Cash and cash equivalents at beginning of period			11,616	15,322	12,589

CASH AND CASH EQUIVALENTS AT END OF PERIOD	8	Ps	13,741	11,616	15,322

Changes in working capital, excluding income taxes:
Trade receivables, net		Ps	1,495	(4,386)	(3,561)
Other accounts receivable and other assets			1,120	(286)	(1,986)
Inventories			526	(1,239)	(1,472)
Trade payables			3,635	13,729	7,532
Other accounts payable and accrued expenses			1,264	3,199	3,083

Changes in working capital, excluding income taxes		Ps	8,040	11,017	3,596

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Statements of Changes in Stockholders’ Equity

(Millions of Mexican pesos)

	Notes		Common stock	Additional paid-in capital	Other equity reserves	Retained earnings	Total controlling interest	Non-controlling interest	Total stockholders’ equity
Balance as of December 31, 2014		Ps	4,151	101,216	10,738	14,998	131,103	17,068	148,171
Net income			—	—	—	1,201	1,201	923	2,124
Total other items of comprehensive income	20.2		—	—	5,901	—	5,901	2,298	8,199
Effects of early conversion and issuance of convertible subordinated notes	16.2		3	5,982	(934)	—	5,051	—	5,051
Capitalization of retained earnings	20.1		4	7,613	—	(7,617)	—	—	—
Share-based compensation	20.1, 21		—	655	—	—	655	—	655
Effects of perpetual debentures	20.4		—	—	(432)	—	(432)	—	(432)

Balance as of December 31, 2015			4,158	115,466	15,273	8,582	143,479	20,289	163,768
Net income			—	—	—	14,033	14,033	1,173	15,206
Total other items of comprehensive income	20.2		—	—	3,748	—	3,748	3,991	7,739
Capitalization of retained earnings	20.1		4	6,966	—	(6,970)	—	—	—
Share-based compensation	20.1, 21		—	742	—	—	742	—	742
Effects of perpetual debentures	20.4		—	—	(507)	—	(507)	—	(507)
Changes in non-controlling interest	20.4		—	—	6,279	—	6,279	3,498	9,777

Balance as of December 31, 2016			4,162	123,174	24,793	15,645	167,774	28,951	196,725
Net income			—	—	—	15,221	15,221	1,417	16,638
Total other items of comprehensive income, net	20.2		—	—	(9,520)	—	(9,520)	511	(9,009)
Capitalization of retained earnings	20.1		5	9,459	—	(9,464)	—	—	—
Effects of early conversion of convertible subordinated notes	16.2		4	7,059	(1,334)	—	5,729	—	5,729
Share-based compensation	20.1, 21		—	791	26	—	817	—	817
Effects of perpetual debentures	20.4		—	—	(482)	—	(482)	—	(482)

Balance as of December 31, 2017		Ps	4,171	140,483	13,483	21,402	179,539	30,879	210,418

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

1)	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V., founded in 1906, is a public stock corporation with variable capital (S.A.B. de C.V.) organized under the laws of the United Mexican States, or Mexico, holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials and services. In addition, in order to facilitate the acquisition of financing and run its operations in Mexico more efficiently, CEMEX, S.A.B. de C.V. carries out all businesses and operational activities of the cement, ready-mix concrete and aggregates sectors in Mexico.

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

The terms “CEMEX, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries. The issuance of these consolidated financial statements was authorized by the Board of Directors of CEMEX, S.A.B. de C.V. on February 1, 2018. These financial statements were authorized by the Annual General Ordinary Shareholders’ Meeting of CEMEX, S.A.B. de C.V. on April 5, 2018.

2)	SIGNIFICANT ACCOUNTING POLICIES

2.1)	BASIS OF PRESENTATION AND DISCLOSURE

The consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Presentation currency and definition of terms

The presentation currency of the consolidated financial statements is the Mexican peso, currency in which the Company reports periodically to the MSE. When reference is made to pesos or “Ps” it means Mexican pesos. The amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings per share and/or prices per share. When reference is made to “US$” or “dollars”, it means dollars of the United States of America (“United States”). When reference is made to “€” or “euros,” it means the currency in circulation in a significant number of European Union (“EU”) countries. When reference is made to “£” or “pounds”, it means British pounds sterling. When it is deemed relevant, certain amounts in foreign currency presented in the notes to the financial statements include between parentheses a convenience translation into dollars and/or into pesos, as applicable. Previously reported convenience translations of prior years are not restated unless the transaction is still outstanding, in which case those are restated using the closing exchange rates as of the reporting date. These translations should not be construed as representations that the amounts in pesos or dollars, as applicable, actually represent those peso or dollar amounts or could be converted into pesos or dollars at the rate indicated. As of December 31, 2017 and 2016, translations of pesos into dollars and dollars into pesos, were determined for statement of financial position amounts using the closing exchange rates of Ps19.65 and Ps20.72 pesos per dollar, respectively, and for statements of operations amounts, using the average

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Presentation currency and definition of terms — continued

exchange rates of Ps18.88, Ps18.72 and Ps15.98 pesos per dollar for 2017, 2016 and 2015, respectively. When the amounts between parentheses are the peso and the dollar, the amounts were determined by translating the euro amount into dollars using the closing exchange rates at year-end and then translating the dollars into pesos as previously described.

Amounts disclosed in the notes in connection with tax or legal proceedings (notes 19.4 and 24), which are originated in jurisdictions which currencies are different to the peso or the dollar, are presented in dollar equivalents as of the closing of the most recent year presented. Consequently, without any change in the original currency, such dollar amounts will fluctuate over time due to changes in exchange rates.

Discontinued operations

On April 5, 2017, in connection with the agreements entered into between CEMEX and Duna-Dráva Cement in August 2015 for the sale of CEMEX’s operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, (jointly the “Croatian Operations”), the European Commission issued a decision that ultimately did not allow Duna-Dráva Cement to purchase the aforementioned operations. Consequently, the transaction was not concluded and CEMEX decided to maintain its Croatian Operations and continue to operate them for indefinite time. As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, the Croatian Operations are consolidated line-by-line in the financial statements. The accompyning comparative financial statements including their notes for prior periods, in which CEMEX previously reported the Croatian Operations as “Discontinued Operations” and “Assets held for sale” have been re-presented in order to present the Croatian Operations as part of continuing operations. The Croatian Operations mainly consist of three cement plants with aggregate annual production capacity of approximately 2.4 million tons of cement, two aggregates quarries and seven ready-mix plants (note 4.2).

In addition, considering the disposal of entire reportable operating segments, CEMEX presents in the single line item of discontinued operations, the results of: a) its Pacific Northwest Materials Business operations in the United States sold on June 30, 2017; b) its Concrete Pipe Business operations in the United States sold on January 31, 2017; c) its operations in Bangladesh and Thailand sold on May 26, 2016; and d) its operations in Austria and Hungary sold on October 31, 2015 (note 4.2).

Discontinued operations are presented net of income tax.

Income statements

CEMEX includes the line item titled “Operating earnings before other expenses, net” considering that it is a relevant measure for CEMEX’s management as explained in note 4.4. Under IFRS, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of the statement of operations vary significantly by industry and company according to specific needs. The line item “Other expenses, net” consists primarily of revenues and expenses not directly related to CEMEX’s main activities, or which are of an unusual and/or non-recurring nature, including impairment losses of long-lived assets, results on disposal of assets and restructuring costs and others (note 6).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Statements of cash flows

The statements of cash flows exclude the following transactions that did not represent sources or uses of cash:

•	In 2017, 2016 and 2015, the increases in common stock and additional paid-in capital associated with: (i) the capitalization of retained earnings for Ps9,464, Ps6,970 and Ps7,617, respectively (note 20.1); and (ii) CPOs issued as part of the executive share-based compensation programs for Ps817, Ps742 and Ps655, respectively (note 20.1);

•	In 2017, 2016 and 2015, the increases in property, plant and equipment for Ps2,096, Ps7 and Ps63, respectively, associated with the finance leases during the year (note 14);

•	In 2017, the decrease in debt for Ps5,468, the net decrease in other equity reserves for Ps1,334, the increase in common stock for Ps4 and the increase in additional paid-in capital for Ps7,059, in connection with the early conversion of part of the 2018 optional convertible subordinated notes, which involved, the early conversion of optional convertible subordinated notes due in 2018. In addition, in 2015, the decrease in debt for Ps4,517, the net decrease in other equity reserves for Ps934, the increase in common stock for Ps3 and the increase in additional paid-in capital for Ps5,982, in connection with the issuance of optional convertible subordinated notes due in 2020, which involved, the exchange and early conversion of optional convertible subordinated notes due in 2016. These transactions involved the issuance of approximately 43 million ADSs in 2017 and 42 million ADSs in 2015 (note 16.2);

•	In 2016, the increase in debt and in other current accounts receivable for Ps148, in connection with a guarantee signed by CEMEX Colombia, S.A. (“CEMEX Colombia”) over the debt of a trust committed to the development of housing projects in Colombia and the related beneficial interest that in turn holds CEMEX Colombia in the assets of such trust, which are comprised by land; and

•	In 2015, the decrease in other current and non-current liabilities and in deferred tax assets in connection with changes in the tax legislation in Mexico effective as of December 31, 2015 (note 19.4).

2.2)	PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include those of CEMEX, S.A.B. de C.V. and those of the entities in which the Parent Company exercises control, including structured entities (special purposes entities), by means of which the Parent Company is exposed, or has rights, to variable returns from its involvement with the investee, and has the ability to affect those returns through its power over the investee’s relevant activities. Balances and operations between related parties are eliminated in consolidation.

Investments are accounted for by the equity method when CEMEX has significant influence which is generally presumed with a minimum equity interest of 20%. The equity method reflects in the financial statements, the investee’s original cost and CEMEX’s share of the investee’s equity and earnings after acquisition. The financial statements of joint ventures, which relate to those arrangements in which CEMEX and other third-party investors have joint control and have rights to the net assets of the arrangements, are recognized under the equity method. During the reported periods, CEMEX did not have joint operations, referring to those cases in which the parties that have joint control of the arrangement have rights over specific assets and obligations for specific liabilities relating to the arrangements. The equity method is discontinued when the carrying amount of the investment, including any long-term interest in the investee or joint venture, is reduced to zero, unless CEMEX has incurred or guaranteed additional obligations of the investee or joint venture.

Other permanent investments where CEMEX holds equity interests of less than 20% and/or there is no significant influence are carried at their historical cost.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

2.3)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements; as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates. The items subject to significant estimates and assumptions by management include impairment tests of long-lived assets, recognition of deferred income tax assets, as well as the measurement of financial instruments at fair value, and the assets and liabilities related to employee benefits. Significant judgment is required by management to appropriately assess the amounts of these concepts.

2.4)	FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

Transactions denominated in foreign currencies are recorded in the functional currency at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the statement of financial position date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness associated with the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency, which settlement is neither planned nor likely to occur in the foreseeable future and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against “Other equity reserves”, as part of the foreign currency translation adjustment (note 20.2) until the disposal of the foreign net investment, at which time, the accumulated amount is recycled through the statement of operations as part of the gain or loss on disposal.

The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to pesos at the closing exchange rate for statement of financial position accounts and at the closing exchange rates of each month within the period for statements of operations accounts. The functional currency is that in which each consolidated entity primarily generates and expends cash. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other comprehensive income for the period as part of the foreign currency translation adjustment (note 20.2) until the disposal of the net investment in the foreign subsidiary.

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

During the reported periods, there were no subsidiaries whose functional currency was the currency of a hyperinflationary economy, which is generally considered to exist when the cumulative inflation rate over the last three years is approaching, or exceeds, 100%. In a hyperinflationary economy, the accounts of the subsidiary’s statements of operations should be restated to constant amounts as of the reporting date, in which case, both the statement of financial position accounts and the income statement accounts would be translated to pesos at the closing exchange rates of the year.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Foreign currency transactions and translation of foreign currency financial statements — continued

The most significant closing exchange rates and the approximate average exchange rates for statement of financial position accounts and statement of operations accounts as of December 31, 2017, 2016 and 2015, were as follows:

	2017		2016		2015
Currency	Closing	Average	Closing	Average	Closing	Average
Dollar	19.6500	18.8800	20.7200	18.7200	17.2300	15.9800
Euro	23.5866	21.4122	21.7945	20.6564	18.7181	17.6041
British Pound Sterling	26.5361	24.4977	25.5361	25.0731	25.4130	24.3638
Colombian Peso	0.0066	0.0064	0.0069	0.0062	0.0055	0.0058
Egyptian Pound	1.1082	1.0620	1.1234	1.8261	2.2036	2.0670
Philippine Peso	0.3936	0.3747	0.4167	0.3927	0.3661	0.3504

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

2.5)	CASH AND CASH EQUIVALENTS (note 8)

The balance in this caption is comprised of available amounts of cash and cash equivalents, mainly represented by highly-liquid short-term investments, which are readily convertible into known amounts of cash, and which are not subject to significant risks of changes in their values, including overnight investments, which yield fixed returns and have maturities of less than three months from the investment date. These fixed-income investments are recorded at cost plus accrued interest. Accrued interest is included in the income statement as part of “Financial income and other items, net.”

The amount of cash and cash equivalents in the statement of financial position includes restricted cash and investments, comprised of deposits in margin accounts that guarantee certain of CEMEX’s obligations, to the extent that the restriction will be lifted in less than three months from the statement of financial position reporting date. When the restriction period is greater than three months, such restricted cash and investments are not considered cash equivalents and are included within short-term or long-term “Other accounts receivable,” as appropriate. When contracts contain provisions for net settlement, these restricted amounts of cash and cash equivalents are offset against the liabilities that CEMEX has with its counterparties.

2.6)	FINANCIAL INSTRUMENTS

Beginning January 1, 2018, IFRS 9, Financial Instruments: classification and measurement is effective, see note 2.20. Until December 31, 2017, CEMEX’s policy for the recognition of financial instruments is set forth below:

Trade accounts receivable and other accounts receivable (notes 9 and 10)

Instruments under these captions are classified as loans and receivables and are recorded at their amortized cost representing the net present value (“NPV”) of the consideration receivable or payable as of the transaction date.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Trade accounts receivable and other accounts receivable — continued

Due to their short-term nature, CEMEX initially recognizes these receivables at the original invoiced amount less an estimate of doubtful accounts. Allowances for doubtful accounts were recognized based on incurred loss estimates against administrative and selling expenses.

Trade receivables sold under securitization programs, in which certain residual interest in the trade receivables sold in case of recovery failure and continued involvement in such assets is maintained, do not qualify for derecognition and are maintained on the statement of financial position.

Other investments and non-current accounts receivable (note 13.2)

As part also of loans and receivables, non-current accounts receivable and investments classified as held to maturity are initially recognized at their amortized cost. Subsequent changes in NPV are recognized in the income statement as part of “Financial income and other items, net”.

Investments in financial instruments held for trading, as well as those investments available for sale, are recognized at their estimated fair value, in the first case through the income statement as part of “Financial income and other items, net,” and in the second case, changes in valuation are recognized as part of “Other comprehensive income” for the period within “Other equity reserves” until their time of disposition, when all valuation effects accrued in equity are reclassified to “Financial income and other items, net,” in the income statement. These investments are tested for impairment upon the occurrence of a significant adverse change or at least once a year during the last quarter.

Debt and other financial obligations (notes 16.1 and 16.2)

Bank loans and notes payable are recognized at their amortized cost. Interest accrued on financial instruments is recognized within “Other accounts payable and accrued expenses” against financial expense. During the reported periods, CEMEX did not have financial liabilities voluntarily recognized at fair value or associated to fair value hedge strategies with derivative financial instruments. Direct costs incurred in debt issuances or borrowings, as well as debt refinancing or non-substantial modifications to debt agreements that did not represent an extinguishment of debt by considering that the holders and the relevant economic terms of the new instrument are not substantially different to the replaced instrument, adjust the carrying amount of the related debt and are amortized as interest expense as part of the effective interest rate of each instrument over its maturity. These costs include commissions and professional fees. Costs incurred in the extinguishment of debt, as well as debt refinancing or modifications to debt agreements when the new instrument is substantially different to the old instrument according to a qualitative and quantitative analysis are recognized in the income statement as incurred.

Finance leases are recognized as financing liabilities against a corresponding fixed asset for the lesser of the market value of the leased asset and the NPV of future minimum lease payments, using the contract’s implicit interest rate to the extent available, or the incremental borrowing cost. The main factors that determine a finance lease are: a) ownership title of the asset is transferred to CEMEX at the expiration of the contract; b) CEMEX has a bargain purchase option to acquire the asset at the end of the lease term; c) the lease term covers the majority of the useful life of the asset; and/or d) the NPV of minimum payments represents substantially all the fair value of the related asset at the beginning of the lease.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Financial instruments with components of both liabilities and equity (note 16.2)

The financial instrument that contains components of both liability and equity, such as notes convertible into a fixed number of the issuer’s shares and denominated its same functional currency, each component is recognized separately in the statement of financial position according to the specific characteristics of each transaction. In the case of instruments mandatorily convertible into shares of the issuer, the liability component represents the NPV of interest payments on the principal amount using a market interest rate, without assuming early conversion, and is recognized within “Other financial obligations,” whereas the equity component represents the difference between the principal amount and the liability component, and is recognized within “Other equity reserves”, net of commissions. In the case of instruments that are optionally convertible into a fixed number of shares, the liability component represents the difference between the principal amount and the fair value of the conversion option premium, which reflects the equity component (note 2.14). When the transaction is denominated in a currency different than the functional currency of the issuer, the conversion option is accounted for as a derivative financial instrument at fair value in the income statement.

Derivative financial instruments (note 16.4)

CEMEX recognizes all derivative instruments as assets or liabilities in the statement of financial position at their estimated fair values, and the changes in such fair values are recognized in the income statement within “Financial income and other items, net” for the period in which they occur, except for the effective portion of changes in fair value of derivative instruments associated with cash flow hedges, in which case, such changes in fair value are recognized in stockholders’ equity, and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. Likewise, in hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result (note 2.4), which reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, CEMEX did not have derivatives designated as fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX believes the risk of non-performance of the obligations agreed to by such counterparties to be minimal.

CEMEX reviews its contracts to identify the existence of embedded derivatives. Identified embedded derivatives are analyzed to determine if they need to be separated from the host contract and recognized in the statement of financial position as assets or liabilities, applying the same valuation rules used for other derivative instruments.

Put options granted for the purchase of non-controlling interests and associates

Represent agreements by means of which a non-controlling interest has the right to sell, at a future date using a predefined price formula or at fair market value, its shares in a subsidiary of CEMEX. When the obligation should be settled in cash or through the delivery of another financial asset, CEMEX recognizes a liability for the NPV of the redemption amount as of the reporting date against the controlling interest within stockholders’ equity. A liability is not recognized under these agreements when the redemption amount is determined at fair market value at the exercise date and CEMEX has the election to settle using its own shares.

In respect of a put option granted for the purchase of an associate, CEMEX would recognize a liability against a loss in the statements of operations whenever the estimated purchase price exceeds the fair value of the net assets to be acquired by CEMEX, had the counterparty exercised its right to sell. As of December 31, 2017 and 2016, there were no written put options.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Fair value measurements (note 16.3)

Under IFRS, fair value represents an “Exit Value” which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation. The concept of Exit Value is premised on the existence of a market and market participants for the specific asset or liability. When there is no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1.— represent quoted prices (unadjusted) in active markets for identical assets or liabilities that CEMEX has the ability to access at the measurement date. A quote price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.

•	Level 2.— are inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded. Level 2 inputs included equity prices, certain interest rates and yield curves, implied volatility and credit spreads, among others, as well as inputs extrapolated from other observable inputs. In the absence of Level 1 inputs, CEMEX determined fair values by iteration of the applicable Level 2 inputs, the number of securities and/or the other relevant terms of the contract, as applicable.

•	Level 3.— inputs are unobservable inputs for the asset or liability. CEMEX used unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples of Operative EBITDA, including risk assumptions consistent with what market participants would use to arrive at fair value.

2.7)	INVENTORIES (note 11)

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

2.8)	PROPERTY, MACHINERY AND EQUIPMENT (note 14)

Property, machinery and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and accumulated impairment losses. Depreciation of fixed assets is recognized as part of cost and operating expenses (note 5), and is calculated using the straight-line method over the estimated useful

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Property, machinery and equipment — continued

lives of the assets, except for mineral reserves, which are depleted using the units-of-production method. As of December 31, 2017, the average useful lives by category of fixed assets were as follows:

Years
Administrative buildings	35
Industrial buildings	30
Machinery and equipment in plant	17
Ready-mix trucks and motor vehicles	9
Office equipment and other assets	6

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

The useful lives and residual values of property, machinery and equipment are reviewed at each reporting date and adjusted if appropriate.

2.9)	BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS (notes 4.1 and 15)

Business combinations are recognized using the acquisition method, by allocating the consideration transferred to assume control of the entity to all assets acquired and liabilities assumed, based on their estimated fair values as of the acquisition date. Intangible assets acquired are identified and recognized at fair value. Any unallocated portion of the purchase price represents goodwill, which is not amortized and is subject to periodic impairment tests (note 2.10). Goodwill may be adjusted for any correction to the preliminary assessment given to the assets acquired and/or liabilities assumed within the twelve-month period after purchase. Costs associated with the acquisition are expensed in the income statement as incurred.

CEMEX capitalizes intangible assets acquired, as well as costs incurred in the development of intangible assets, when future economic benefits associated are identified and there is evidence of control over such benefits. Intangible assets are recognized at their acquisition or development cost, as applicable. Indefinite life intangible assets are not amortized since the period in which the benefits associated with such intangibles will terminate cannot be accurately established. Definite life intangible assets are amortized on straight-line basis as part of operating costs and expenses (note 5).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Business combinations, goodwill and other intangible assets — continued

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

CEMEX’s extraction rights have maximum useful lives that range from 30 to 100 years, depending on the sector and the expected life of the related reserves. As of December 31, 2017, except for extraction rights and/or as otherwise indicated, CEMEX’s intangible assets are amortized on a straight line basis over their useful lives that range on average from 3 to 20 years.

2.10)	IMPAIRMENT OF LONG LIVED ASSETS (notes 14 and 15)

Property, machinery and equipment, intangible assets of definite life and other investments

These assets are tested for impairment upon the occurrence of factors such as the occurrence of a significant adverse event, changes in CEMEX’s operating environment or in technology, as well as expectations of lower operating results, in order to determine whether their carrying amounts may not be recovered. An impairment loss is recorded in the income statement for the period within “Other expenses, net,” for the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value less costs to sell the asset, and the asset’s value in use, the latter represented by the NPV of estimated cash flows related to the use and eventual disposal of the asset. The main assumptions utilized to develop estimates of NPV are a discount rate that reflects the risk of the cash flows associated with the assets and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third-party expectations of industry growth, such as governmental agencies or industry chambers.

When impairment indicators exist, for each intangible asset, CEMEX determines its projected revenue streams over the estimated useful life of the asset. In order to obtain discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures, as applicable, and discounted to NPV using the risk adjusted discount rate of return. The most significant economic assumptions are: a) the useful life of the asset; b) the risk adjusted discount rate of return; c) royalty rates; and d) growth rates. Assumptions used for these cash flows are consistent with internal forecasts and industry practices. The fair values of these assets are very sensitive to changes in such significant assumptions. Certain key assumptions are more subjective than others. In respect of trademarks, CEMEX considers that the most subjective key assumption is the royalty rate. In respect of extraction rights and customer relationships, the most subjective assumptions are revenue growth rates and estimated useful lives. CEMEX validates its assumptions

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Property, machinery and equipment, intangible assets of definite life and other investments — continued

through benchmarking with industry practices and the corroboration of third party valuation advisors. Significant judgment by management is required to appropriately assess the fair values and values in use of the related assets, as well as to determine the appropriate valuation method and select the significant economic assumptions.

Impairment of long lived assets — Goodwill

Goodwill is tested for impairment when required due to significant adverse changes or at least once a year, during the last quarter of such year. CEMEX determines the recoverable amount of the group of cash-generating units (“CGUs”) to which goodwill balances were allocated, which consists of the higher of such group of CGUs fair value less cost to sell and its value in use, the latter represented by the NPV of estimated future cash flows to be generated by such CGUs to which goodwill was allocated, which are generally determined over periods of 5 years. However, in specific circumstances, when CEMEX considers that actual results for a CGU do not fairly reflect historical performance and most external economic variables provide confidence that a reasonably determinable improvement in the mid-term is expected in their operating results, management uses cash flow projections over a period of up to 10 years, to the point in which future expected average performance resembles the historical average performance, to the extent CEMEX has detailed, explicit and reliable financial forecasts and is confident and can demonstrate its ability, based on past experience, to forecast cash flows accurately over that longer period. If the value in use of a group of CGUs to which goodwill has been allocated is lower than its corresponding carrying amount, CEMEX determines the fair value of such group of CGUs using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions. An impairment loss is recognized within “Other expenses, net”, if the recoverable amount is lower than the net book value of the group of CGUs to which goodwill has been allocated. Impairment charges recognized on goodwill are not reversed in subsequent periods.

The geographic operating segments reported by CEMEX (note 4.4), represent CEMEX’s groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment, considering: a) that after the acquisition, goodwill was allocated at the level of the geographic operating segment; b) that the operating components that comprise the reported segment have similar economic characteristics; c) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; d) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; e) the vertical integration in the value chain of the products comprising each component; f) the type of clients, which are substantially similar in all components; g) the operative integration among components; and h) that the compensation system of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components. In addition, the country level represents the lowest level within CEMEX at which goodwill is monitored for internal management purposes.

Impairment tests are significantly sensitive to the estimation of future prices of CEMEX’s products, the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the growth rates in perpetuity applied. For purposes of estimating future prices, CEMEX uses, to the extent available, historical data plus the expected increase or decrease according to information issued by trusted external sources, such as national construction or cement producer chambers and/or in governmental economic expectations. Operating expenses are normally measured as a constant proportion of revenues, following past experience. However, such operating expenses are also reviewed considering external information sources in respect of inputs that behave according to international prices, such as oil and gas. CEMEX uses specific pre-tax discount rates for each group

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Impairment of long lived assets — Goodwill — continued

of CGUs to which goodwill is allocated, which are applied to discount pre-tax cash flows. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rate in perpetuity applied. Likewise, the amounts of discounted estimated future cash flows are significantly sensitive to the weighted average cost of capital (discount rate) applied. The higher the growth rate in perpetuity applied, the higher the amount of undiscounted future cash flows by group of CGUs obtained. Conversely, the higher the discount rate applied, the lower the amount of discounted estimated future cash flows by group of CGUs obtained.

2.11)	PROVISIONS

CEMEX recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would imply cash outflows or the delivery of other resources owned by the Company. As of December 31, 2017 and 2016 some significant proceedings that gave rise to a portion of the carrying amount of CEMEX’s other current and non-current liabilities and provisions are detailed in note 24.1.

Considering guidance under IFRS, CEMEX recognizes provisions for levies imposed by governments until the obligating event or the activity that triggers the payment of the levy has occurred, as defined in the legislation.

Restructuring

CEMEX recognizes provisions for restructuring when the restructuring detailed plans have been properly finalized and authorized by management, and have been communicated to the third parties involved and/or affected by the restructuring prior to the statement of financial position date. These provisions may include costs not associated with CEMEX’s ongoing activities.

Asset retirement obligations (note 17)

Unavoidable obligations, legal or constructive, to restore operating sites upon retirement of long-lived assets at the end of their useful lives are measured at the NPV of estimated future cash flows to be incurred in the restoration process, and are initially recognized against the related assets’ book value. The increase to the assets’ book value is depreciated during its remaining useful life. The increase in the liability related to adjustments to NPV by the passage of time is charged to the line item “Financial income and other items, net.” Adjustments to the liability for changes in estimations are recognized against fixed assets, and depreciation is modified prospectively. These obligations are related mainly to future costs of demolition, cleaning and reforestation, so that quarries, maritime terminals and other production sites are left in acceptable condition at the end of their operation.

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

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Contingencies and commitments (notes 23 and 24)

Obligations or losses related to contingencies are recognized as liabilities in the statement of financial position only when present obligations exist resulting from past events that are expected to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on an incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. The Company does not recognize contingent revenues, income or assets, unless their realization is virtually certain.

2.12)	PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS (note 18)

Defined contribution pension plans

The costs of defined contribution pension plans are recognized in the operating results as they are incurred. Liabilities arising from such plans are settled through cash transfers to the employees’ retirement accounts, without generating future obligations.

Defined benefit pension plans and other post-employment benefits

The costs associated with employees’ benefits for: a) defined benefit pension plans; and b) other post-employment benefits, basically comprised of health care benefits, life insurance and seniority premiums, granted by CEMEX and/or pursuant to applicable law, are recognized as services are rendered, based on actuarial estimations of the benefits’ present value with the advice of external actuaries. For certain pension plans, CEMEX has created irrevocable trust funds to cover future benefit payments (“plan assets”). These plan assets are valued at their estimated fair value at the statement of financial position date. The actuarial assumptions and accounting policy consider: a) the use of nominal rates; b) a single rate is used for the determination of the expected return on plan assets and the discount of the benefits obligation to present value; c) a net interest is recognized on the net defined benefit liability (liability minus plan assets); and d) all actuarial gains and losses for the period, related to differences between the projected and real actuarial assumptions at the end of the period, as well as the difference between the expected and real return on plan assets, are recognized as part of “Other items of comprehensive income, net” within stockholders’ equity.

The service cost, corresponding to the increase in the obligation for additional benefits earned by employees during the period, is recognized within operating costs and expenses. The net interest cost, resulting from the increase in obligations for changes in NPV and the change during the period in the estimated fair value of plan assets, is recognized within “Financial income and other items, net.”

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

2.13)	INCOME TAXES (note 19)

The effects reflected in the income statement for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax assets such as loss carryforwards and other recoverable taxes, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow the manner in which CEMEX expects to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

Deferred tax assets are reviewed at each reporting date and are reduced when it is not deemed probable that the related tax benefit will be realized, considering the aggregate amount of self-determined tax loss carryforwards that CEMEX believes will not be rejected by the tax authorities based on available evidence and the likelihood of recovering them prior to their expiration through an analysis of estimated future taxable income. If it is probable that the tax authorities would reject a self-determined deferred tax asset, CEMEX would decrease such asset. When it is considered that a deferred tax asset will not be recovered before its expiration, CEMEX would not recognize such deferred tax asset. Both situations would result in additional income tax expense for the period in which such determination is made. In order to determine whether it is probable that deferred tax assets will ultimately be recovered, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences. Likewise, CEMEX analyzes its actual results versus the Company’s estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX’s estimates, the deferred tax asset and/or valuations may be affected and necessary adjustments will be made based on relevant information in CEMEX’s income statement for such period.

The income tax effects from an uncertain tax position are recognized when is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information, and they are measured using a cumulative probability model. Each position has been considered on its own, regardless of its relation to any other broader tax settlement. The high probability threshold represents a positive assertion by management that CEMEX is entitled to the economic benefits of a tax position. If a tax position is considered not probable of being sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the consolidated income statements.

The effective income tax rate is determined dividing the line item “Income Tax” by the line item “Earnings before income tax.” This effective tax rate is further reconciled to CEMEX’s statutory tax rate applicable in Mexico (note 19.3). A significant effect in CEMEX’s effective tax rate and consequently in the aforementioned reconciliation of CEMEX’s effective tax rate, relates to the difference between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Income taxes — continued

For the years ended December 31, 2017, 2016 and 2015, the statutory tax rates in CEMEX’s main operations were as follows:

Country	2017	2016	2015
Mexico	30.0%	30.0%	30.0%
United States	35.0%	35.0%	35.0%
United Kingdom	19.3%	20.0%	20.3%
France	34.4%	34.4%	38.0%
Germany	28.2%	28.2%	29.8%
Spain	25.0%	25.0%	28.0%
Philippines	30.0%	30.0%	30.0%
Colombia	40.0%	40.0%	39.0%
Egypt	22.5%	22.5%	22.5%
Switzerland	9.6%	9.6%	9.6%
Others	7.8% – 39.0%	7.8% – 39.0%	7.8% – 39.0%

CEMEX’s current and deferred income tax amounts included in the income statement for the period are highly variable, and are subject, among other factors, to taxable income determined in each jurisdiction in which CEMEX operates. Such amounts of taxable income depend on factors such as sale volumes and prices, costs and expenses, exchange rates fluctuations and interest on debt, among others, as well as to the estimated tax assets at the end of the period due to the expected future generation of taxable gains in each jurisdiction.

2.14)	STOCKHOLDERS’ EQUITY

Common stock and additional paid-in capital (note 20.1)

These items represent the value of stockholders’ contributions, and include increases related to the capitalization of retained earnings and the recognition of executive compensation programs in CEMEX’s CPOs as well as decreases associated with the restitution of retained earnings.

Other equity reserves (note 20.2)

Groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity, and includes the comprehensive income, which reflects certain changes in stockholders’ equity that do not result from investments by owners and distributions to owners. The most significant items within “Other equity reserves” during the reported periods are as follows:

Items of “Other equity reserves” included within other comprehensive income:

•	Currency translation effects from the translation of foreign subsidiaries, net of: a) exchange results from foreign currency debt directly related to the acquisition of foreign subsidiaries; and b) exchange results from foreign currency related parties balances that are of a non-current investment class (note 2.4);

•	The effective portion of the valuation and liquidation effects from derivative instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 2.6);

•	Changes in fair value of available-for-sale investments until their disposal (note 2.6); and

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Items of “Other equity reserves” included within other comprehensive income — continued

•	Current and deferred income taxes during the period arising from items whose effects are directly recognized in stockholders’ equity.

Items of “Other equity reserves” not included in comprehensive income:

•	Effects related to controlling stockholders’ equity for changes or transactions affecting non-controlling interest stockholders in CEMEX’s consolidated subsidiaries;

•	Effects attributable to controlling stockholders’ equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid on perpetual debentures;

•	The equity component of securities which are mandatorily or optionally convertible into shares of the Parent Company (notes 2.6 and 16.2). Upon conversion, this amount will be reclassified to common stock and additional paid-in capital; and

•	The cancellation of the Parent Company’s shares held by consolidated entities.

Retained earnings (note 20.3)

Retained earnings represent the cumulative net results of prior years, net of: a) dividends declared; b) capitalization of retained earnings; and c) restitution of retained earnings when applicable.

Non-controlling interest and perpetual debentures (note 20.4)

This caption includes the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. This caption also includes the nominal amount of financial instruments (perpetual notes) issued by consolidated entities that qualify as equity instruments considering that there is: a) no contractual obligation to deliver cash or another financial asset; b) no predefined maturity date; and c) an unilateral option to defer interest payments or preferred dividends for indeterminate periods.

2.15)	REVENUE RECOGNITION (note 3)

Beginning January 1, 2018, IFRS 15, Revenue from contracts with customers is effective, see note 2.20. Until December 31, 2017, CEMEX’s policy for revenue recognition is set forth below:

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

Revenue and costs related to construction contracts are recognized in the period in which the work is performed by reference to the contract’s stage of completion at the end of the period, considering that the following have

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Revenue recognition — continued

been defined: a) each party’s enforceable rights regarding the asset under construction; b) the consideration to be exchanged; c) the manner and terms of settlement; d) actual costs incurred and contract costs required to complete the asset are effectively controlled; and e) it is probable that the economic benefits associated with the contract will flow to the entity.

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

2.16)	COST OF SALES AND OPERATING EXPENSES (note 5)

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

2.17)	EXECUTIVE SHARE-BASED COMPENSATION (note 21)

Share-based payments to executives are defined as equity instruments when services received from employees are settled by delivering shares of the Parent Company and/or a subsidiary; or as liability instruments when CEMEX commits to make cash payments to the executives on the exercise date of the awards based on changes in the Parent Company and/or subsidiary’s own stock (intrinsic value). The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in the income statement during the period in which the exercise rights of the employees become vested. In respect of liability instruments, these instruments are valued at their estimated fair value at each reporting date, recognizing the changes in fair value through the operating results. CEMEX determines the estimated fair value at the date of grant of stock compensation programs with performance conditions using Monte Carlo simulations.

2.18)	EMISSION RIGHTS

In certain countries where CEMEX operates, such as EU countries, mechanisms aimed at reducing carbon dioxide emissions (“CO2”) have been established by means of which, the relevant environmental authorities have granted certain number of emission rights (“certificates”) free of cost to the different industries releasing CO2,

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Emission rights  — continued

which must submit to such environmental authorities at the end of a compliance period, certificates for a volume equivalent to the tons of CO2 released. Companies must obtain additional certificates to meet deficits between actual CO2 emissions during the compliance period and certificates received, or they can dispose of any surplus of certificates in the market. In addition, the United Nations Framework Convention on Climate Change (“UNFCCC”) grants Certified Emission Reductions (“CERs”) to qualified CO2 emission reduction projects. CERs may be used in specified proportions to settle emission rights obligations in the EU. CEMEX actively participates in the development of projects aimed to reduce CO2 emissions. Some of these projects have been awarded with CERs.

CEMEX does not maintain emission rights, CERs and/or enter into forward transactions with trading purposes. CEMEX accounts for the effects associated with CO2 emission reduction mechanisms as follows:

•	Certificates received for free are not recognized in the statement of financial position. Revenues from the sale of any surplus of certificates are recognized by decreasing cost of sales. In forward sale transactions, revenues are recognized upon physical delivery of the emission certificates.

•	Certificates and/or CERs acquired to hedge current CO2 emissions are recognized as intangible assets at cost, and are further amortized to cost of sales during the compliance period. In the case of forward purchases, assets are recognized upon physical reception of the certificates.

•	CEMEX accrues a provision against cost of sales when the estimated annual emissions of CO2 are expected to exceed the number of emission rights, net of any benefit obtained through swap transactions of emission rights for CERs.

•	CERs received from the UNFCCC are recognized as intangible assets at their development cost, which are attributable mainly to legal expenses incurred in the process of obtaining such CERs.

During 2017, 2016 and 2015, there were no sales of emission rights to third parties. In addition, in certain countries, the environmental authorities impose levies per ton of CO2 or other greenhouse gases released. Such expenses are recognized as part of cost of sales as incurred.

2.19)	CONCENTRATION OF CREDIT

CEMEX sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX operates. As of and for the years ended December 31, 2017, 2016 and 2015, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

2.20)	NEWLY ISSUED IFRS NOT YET ADOPTED

There are a number of IFRS issued as of the date of issuance of these financial statements which have not yet been adopted, described as follow:

IFRS 9, Financial Instruments: classification and measurement (“IFRS 9”)

IFRS 9 sets forth the guidance relating to the classification and measurement of financial assets and liabilities, the accounting for expected credit losses of financial assets and commitments to extend credits, as well as the

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Newly issued IFRS not yet adopted — IFRS 9 — continued

requirements for hedge accounting; and will replace IAS 39, Financial Instruments: recognition and measurement (“IAS 39”). IFRS 9 is effective beginning January 1, 2018. Among other aspects, IFRS 9 changes the classification categories for financial assets under IAS 39 of: 1) held to maturity; 2) loans and receivables; 3) fair value through the income statement; and 4) available for sale; and replaces them with categories that reflect the measurement method, the contractual cash flow characteristics and the entity’s business model for managing the financial asset: 1) amortized cost, that will significantly comprise IAS 39 held to maturity and loans and receivables categories; 2) fair value through other comprehensive income, similar to IAS 39 held to maturity category; and 3) fair value through the income statement with the same IAS 39 definitions. The adoption of such classification categories under IFRS 9 will not have any significant effect on CEMEX’s operating results, financial situation and compliance of contractual obligations (financial restrictions).

In addition, under the new impairment model based on expected credit losses, impairment losses for the entire lifetime of financial assets, including trade accounts receivable, are recognized on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if the loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. Changes in the allowance for doubtful accounts under the new expected credit loss model upon adoption of IFRS 9 on January 1, 2018 will be recognized through equity.

In this regard, CEMEX developed an expected credit loss model applicable to its trade accounts receivable that considers the historical performance, as well as the credit risk and expected developments for each group of customers, ready for the prospective adoption of IFRS 9 on January 1, 2018. The preliminary effects for adoption of IFRS 9 on January 1, 2018 related to the new expected credit loss model which do not represent any significant impact on CEMEX’s operating results, financial situation and compliance of contractual obligations (financial restrictions), represent an estimated increase in the allowance for doubtful accounts as of December 31, 2017 of Ps519 that will be recognized against equity.

In connection with hedge accounting under IFRS 9, among other changes, there is a relief for entities in performing: a) the retrospective effectiveness test at inception of the hedging relationship; and b) the requirement to maintain a prospective effectiveness ratio between 0.8 and 1.25 at each reporting date for purposes of sustaining the hedging designation, both requirements of IAS 39. Under IFRS 9, a hedging relationship can be established to the extent the entity considers, based on the analysis of the overall characteristics of the hedging and hedged items, that the hedge will be highly effective in the future and the hedge relationship at inception is aligned with the entity’s reported risk management strategy. Nonetheless, IFRS 9 maintains the same hedging accounting categories of cash flow hedge, fair value hedge and hedge of a net investment established in IAS 39, as well as the requirement of recognizing the ineffective portion of a cash flow hedge immediately in the income statement. CEMEX does not expect any significant effect upon adoption of the new hedge accounting rules under IFRS 9 beginning January 1, 2018.

Considering the prospective adoption of IFRS 9 as of January 1, 2018, according to the options provided in the standard, there may be lack of comparability beginning January 1, 2018, with the information of impairment of financial assets disclosed in prior years, however, the effects are not significant.

IFRS 15, Revenues from contracts with customers (“IFRS 15”)

Under IFRS 15, an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Newly issued IFRS not yet adopted — IFRS 15 — continued

services, following a five step model: Step 1: Identify the contract(s) with a customer (agreement that creates enforceable rights and obligations); Step 2: Identify the different performance obligations (promises) in the contract and account for those separately; Step 3: Determine the transaction price (amount of consideration an entity expects to be entitled in exchange for transferring promised goods or services); Step 4: Allocate the transaction price to each performance obligation based on the relative stand-alone selling prices of each distinct good or service; and Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation by transferring control of a promised good or service to the customer. A performance obligation may be satisfied at a point in time (typically for the sale of goods) or over time (typically for the sale of services and construction contracts). IFRS 15 also includes disclosure requirements to provide comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. IFRS 15 is effective on January 1, 2018 and will supersede all existing guidance on revenue recognition. Beginning January 1, 2018, CEMEX will adopt IFRS 15 using the full retrospective approach, which represents the restatement of the financial statements of prior years.

CEMEX started in 2015 the evaluation of the impacts of IFRS 15 on the accounting and disclosures of its revenues. As of December 31, 2017, CEMEX has analyzed its contracts with customers in all the countries in which it operates in order to review the different performance obligations and other promises (discounts, loyalty programs, rebates, etc.) included in such contracts, among other aspects, aimed to determine the differences in the accounting recognition of revenue with respect to current IFRS and concluded the theoretical assessment. In addition, key personnel were trained in the new standard with the support of external experts and an online training course was implemented. Moreover, CEMEX also concluded the quantification of the adjustments that are necessary to present prior year’s information under IFRS 15 beginning in 2018. The adjustments determined in CEMEX’s revenue recognition will not generate any material impact on CEMEX’s operating results, financial situation and compliance of contractual obligations (financial restrictions).

Among other minor effects, the main changes under IFRS 15 as they apply to CEMEX refer to: a) several reclassifications that are required to comply with IFRS 15 new accounts in the statement of financial position aimed to recognize contract assets (costs to obtain a contract) and contract liabilities (deferred revenue for promises not yet fulfilled); b) rebates and/or discounts offered to customers in a sale transaction that are redeemable by the customer in a subsequent purchase transaction, are considered separate performance obligations, rather than future costs, and a portion of the sale price of such transaction allocated to these promises should be deferred to revenue until the promise is redeemed or expires; and c) awards (points) offer to customers through their purchases under loyalty programs that are later redeemable for goods or services, also represent separate performance obligations, rather than future costs, and a portion of the sale price of such transactions allocated to these points should be deferred to revenue until the points are redeemed or expire. These reclassifications and adjustments are not expected to be material.

Considering the full retrospective adoption of IFRS 15 beginning January 1, 2018, according to the options considered in the standard, there will not be lack of comparability of the financial information prepared in prior years.

IFRS 16, Leases (“IFRS 16”)

IFRS 16 defines leases as any contract or part of a contract that conveys to the lessee the right to use an asset for a period of time in exchange for consideration and the lessee directs the use of the identified asset throughout that

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Newly issued IFRS not yet adopted — IFRS 16 — continued

period. In summary, IFRS 16 introduces a single lessee accounting model, and requires a lessee to recognize, for all leases with a term of more than 12 months, unless the underlying asset is of low value, assets for the right-of-use the underlying asset against a corresponding financial liability, representing the NPV of estimated lease payments under the contract, with a single income statement model in which a lessee recognizes amortization of the right-of-use asset and interest on the lease liability. A lessee shall present either in the statement of financial position, or disclose in the notes, right-of-use assets separately from other assets, as well as, lease liabilities separately from other liabilities. IFRS 16 is effective beginning January 1, 2019 and will supersede all current standards and interpretations related to lease accounting.

As of December 31, 2017, CEMEX has concluded an assessment of its main outstanding lease contracts and other contracts that may have embedded the use of an asset, in order to inventory the most relevant characteristics of such contracts (types of assets, committed payments, maturity dates, renewal clauses, etc.). During the first quarter of 2018, CEMEX expects to define its future policy under IFRS 16 in connection with the exception for short-term leases and low-value assets, in order to set the basis and be able to quantify the required adjustments for the proper recognition of the assets for the “right-of-use” and the corresponding financial liabilities, aiming to adopt IFRS 16 on January 1, 2019. CEMEX plans preliminarily the adoption of IFRS 16 retrospectively to the extent such adoption is practicable. Based on its preliminary assessment as of the reporting date, CEMEX considers that upon adoption of IFRS 16, most of its outstanding operating leases (note 23.5) would be recognized in the statement of financial position, increasing assets and liabilities, as well as amortization and interest, without any significant initial effect on net assets.

CEMEX does not expect any significant effect on its operation results, financial situation and compliance with contractual obligations (financial restrictions) due to the adoption effects. If retrospective adoption of IFRS 16 beginning January 1, 2019 is applied, according to the options considered in the standard, there would not be lack of comparability of the financial information prepared in prior years.

IFRIC 23, Uncertainty over income tax treatments (“IFRIC 23”)

IFRIC 23 clarifies the accounting for uncertainties in income taxes. Among other aspects, when an entity concludes that it is not probable that a particular tax treatment is accepted, the entity has to use the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. The decision should be based on which method provides better predictions of the resolution of the uncertainty. IFRIC 23 is effective beginning January 1, 2019. Considering CEMEX’s current policy for uncertain tax positions (note 2.13) CEMEX does not expect any significant effect from the adoption of IFRIC 23.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

3)	REVENUES AND CONSTRUCTION CONTRACTS

For the years ended December 31, 2017, 2016 and 2015, net sales, after eliminations between related parties resulting from consolidation, were as follows:

		2017	2016	2015
From the sale of goods associated to CEMEX’s main activities[1]	Ps	246,820	239,696	211,258
From the sale of services[2]		3,313	3,110	2,811
From the sale of other goods and services[3]		7,998	7,139	5,230

	Ps	258,131	249,945	219,299

1	Includes in each period those revenues generated under construction contracts that are presented in the table below.
2	Refers mainly to revenues generated by Neoris N.V. and its subsidiaries, involved in providing information technology solutions and services.
3	Refers mainly to revenues generated by subsidiaries not individually significant operating in different lines of business.

As of December 31, 2017 and 2016, amounts receivable for progress billings to customers of construction contracts and/or advances received by CEMEX from these customers were not significant. For 2017, 2016 and 2015, revenues and costs related to construction contracts in progress were as follows:

		Recognized to date [1]	2017	2016	2015
Revenue from construction contracts included in consolidated net sales[2]	Ps	5,508	992	1,033	994
Costs incurred in construction contracts included in consolidated cost of sales[3]		(4,840)	(1,205)	(1,133)	(919)

Construction contracts gross operating profit (loss)	Ps	668	(213)	(100)	75

1	Revenues and costs recognized from inception of the contracts until December 31, 2017 in connection with those projects still in progress.
2	Revenues from construction contracts during 2017, 2016 and 2015, were mainly obtained in Mexico and Colombia.
3	Refers to actual costs incurred during the periods. The oldest contract in progress as of December 31, 2017 started in 2010.

4)	BUSINESS COMBINATIONS, DISCONTINUED OPERATIONS, SALE OF OTHER DISPOSAL GROUPS AND SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT

4.1)	BUSINESS COMBINATIONS

On December 5, 2016, through its subsidiary Sierra Trading (“Sierra”), CEMEX presented an offer and take-over bid, which was amended on January 9, 2017 (the “Offer”), to all shareholders of Trinidad Cement Limited (“TCL”), a company publicly listed in Trinidad and Tobago, that was then also listed in Jamaica and Barbados, in which CEMEX already held a 39.5% interest prior to the Offer, to acquire up to 132,616,942 ordinary shares in TCL (equivalent to approximately 30.2% of TCL’s common stock). TCL’s main operations are located in

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Business combinations — continued

Trinidad and Tobago, Jamaica and Barbados. Pursuant to the Offer, Sierra offered TT$5.07 in cash per TCL share, or its equivalent in US$0.76 except to Shareholders in Barbados (the “Offer Price”). On January 24, 2017, after all terms and conditions were complied with or waived, the Offer was declared unconditional.

In addition, the Offer closed in Jamaica on February 7, 2017. TCL shares deposited in response to the Offer together with Sierra’s existing 39.5% shareholding in TCL represented approximately 69.8% of the outstanding shares of TCL. The total consideration paid by Sierra for the TCL shares under the Offer was US$86 (Ps1,791). CEMEX started consolidating TCL on February 1, 2017. During 2017, TCL was delisted from the Jamaica and Barbados stock exchanges. CEMEX determined a fair value of TCL’s assets as of February 1, 2017 of US$525 (Ps10,936), which considers a price of TT$5.07 per share for the percentage acquired in the Amended Offer and TT$4.15 per share, or the market price before the Offer, for the remaining shares, and US$113 (Ps2,354) of debt assumed, among other effects. The purchase of TCL represented a step acquisition. As a result, the remeasurement of CEMEX’s previous held ownership interest in TCL of 39.5% generated a gain of US$32 (Ps623) as part of “Financial income and other items, net.” All convenience translations to pesos above consider an exchange rate of 20.83 pesos per dollar as of February 1, 2017.

As of December 31, 2017, after significantly concluding the allocation of TCL’s fair value to the assets acquired and liabilities assumed, the statement of financial position of TCL at the acquisition date of February 1, 2017 was as follows:

		As of February 1, 2017
Current assets	US$	84
Property, machinery and equipment		331
Intangible assets and other non-current assets (includes goodwill of US$100)		110

Total assets		525

Current liabilities (includes debt of US$47)		122
Non-current liabilities (includes debt of US$97 and deferred tax liabilities of US$19)		154

Total liabilities		276

Net assets	US$	249
Non-controlling interest net assets		70

Controlling interest net assets	US$	179

In connection with agreements entered into with Holcim Ltd (“Holcim” currently LafargeHolcim Ltd) on October 31, 2014, CEMEX and Holcim agreed a series of related transactions, executed on January 5, 2015, and with retrospective effects as of January 1, 2015, by means of which: a) in the Czech Republic, CEMEX acquired all of Holcim’s assets, including a cement plant, four aggregates quarries and 17 ready-mix plants for €115 (US$139 or Ps2,049); b) in Germany, CEMEX sold to Holcim its assets in the western region of the country for €171 (US$207 or Ps3,047); c) in Spain, CEMEX acquired from Holcim one cement plant in the southern part of the country with a production capacity of 850 thousand tons, and one cement mill in the central part of the country with grinding capacity of 900 thousand tons, among other related assets for €88 (US$106 or Ps1,562); and d) CEMEX agreed a final payment in cash to Holcim of €33 (US$40 or Ps594). As of January 1, 2015, after concluding the purchase price allocation to the fair values of the assets acquired and liabilities assumed, no

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Business combinations — continued

goodwill was determined in respect of the Czech Republic, while in Spain, the fair value of the net assets acquired for €106 (US$129 or Ps1,894) exceeded the purchase price in €19 (US$22 or Ps328). After the reassessment of fair values, this gain was recognized during 2015 in the income statement.

The purchase price allocation of these acquisitions as of January 1, 2015 was as follows:

		Czech Republic	Spain	Total
Current assets	Ps	231	59	290
Property, machinery and equipment		1,419	2,004	3,423
Other non-current assets		270	—	270
Intangible assets		590	2	592

Fair value of assets acquired		2,510	2,065	4,575

Current liabilities		117	57	174
Non-current liabilities		344	114	458

Fair value of liabilities assumed		461	171	632

Fair value of net assets acquired	Ps	2,049	1,894	3,943

4.2)	DISCONTINUED OPERATIONS

As mentioned in note 2.1, considering the resolution by the European Commission that ultimately did not allow Duna-Dráva Cement to purchase the CEMEX’s Croatian Operations and the decision of CEMEX to maintain such operations, as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, the Croatian Operations are consolidated line-by-line in the statements of financial position and income statements. The financial statements and footnotes issued in prior periods, in which CEMEX reported the Croatian Operations as “Discontinued Operations” and “Assets held for sale,” have been re-presented in order to reverse such presentation.

As of December 31, 2016, the condensed information of the statement of financial position of the Croatian Operations was as follows:

		2016
Current assets	Ps	573
Property, machinery and equipment, net		3,023
Intangible assets, net and other non-current assets		568

Total assets		4,164

Current liabilities		539
Non-current liabilities		112

Total liabilities		651

Net assets	Ps	3,513

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Discontinued operations — continued

For the years 2016 and 2015, the condensed information of the income statement of the Croatian Operations was as follows:

		2016	2015
Sales	Ps	1,853	1,892
Cost of sales and operating expenses		(1,629)	(1,665)
Other products (expenses), net		(31)	13
Financial expenses, net and others		(24)	(35)

Earnings before income tax		169	205
Income tax		(29)	(43)

Net income	Ps	140	162

On April 17, 2017, one of CEMEX’s subsidiaries in the United States signed a definitive agreement for the sale of its Pacific Northwest Materials Business consisting of aggregate, asphalt and ready-mix concrete operations in Oregon and Washington to Cadman Materials, Inc., a subsidiary of HeidelbergCement Group, for US$150. On June 30, 2017, CEMEX announced that after approval from regulators, it has completed the sale of these assets. CEMEX realized a net gain on disposal of these assets of US$22 (Ps399), which included a proportional allocation of goodwill of US$73 (Ps64). Considering the disposal of its Pacific Northwest Materials Business, the operations of that business for the six-month period ending June 30, 2017, and for the full years ended December 31, 2016 and 2015, included in CEMEX’s income statements were reclassified to the single line item “Discontinued Operations.”

On November 28, 2016, one of CEMEX’s subsidiaries in the United States signed a definitive agreement to divest its Concrete Reinforced Pipe Manufacturing Business (“Concrete Pipe Business”) in the United States to Quikrete Holdings, Inc. (“Quikrete”) for US$500 plus an additional US$40 contingent consideration based on future performance. On January 31, 2017, CEMEX closed the sale to Quikrete according to the agreed upon price conditions, determined a net gain on disposal of these assets for US$148 (Ps3,083), including US$260 (Ps5,369) of goodwill associated to the reporting segment in the United States that was proportionally allocated to these net assets based on their relative fair values. Considering the disposal of the entire Concrete Pipe Business, its operations for the one-month period ending January 31, 2017 and full years ended December 31, 2016 and 2015, included in CEMEX’s income statements were reclassified to the single line item “Discontinued Operations.”

On May 26, 2016, CEMEX closed the sale of its operations in Bangladesh and Thailand to Siam City Cement Public Company Ltd. for US$70 (Ps1,450). The operations in Bangladesh and Thailand for the period from January 1 to May 26, 2016 and the year 2015, included in CEMEX’s income statements were reclassified to the single line item “Discontinued operations” and include in 2016, a gain on sale of US$24 (Ps424), net of the reclassification of foreign currency translation gains associated with these operations accrued in equity until disposal for US$7 (Ps122).

With effective date October 31, 2015, after all agreed upon conditions precedent were satisfied, CEMEX completed the process for the sale of its operations in Austria and Hungary that started on August 12, 2015 to the Rohrdorfer Group for €165 (US$179 or Ps3,090), after final adjustments negotiated for changes in cash and working capital balances as of the transfer date. The combined operations in Austria and Hungary consisted of 29 aggregate quarries and 68 ready-mix plants. The operations in Austria and Hungary for the ten-month period

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Discontinued operations — continued

ended October 31, 2015 and the year ended December 31, 2014, included in CEMEX’s statements of operations, were reclassified to the single line item “Discontinued operations,” which includes, in 2015, a gain on sale of US$45 (Ps741), net of the reclassification of foreign currency translation gains accrued in equity until October 31, 2015 for an amount of US$10 (Ps215).

The following table presents condensed combined information of the statement of operations of CEMEX’s discontinued operations in the Pacific Northwest Materials Business in the United States for the six-months period ended June 30, 2017 and for the years 2016 and 2015; the Concrete Pipe Business operations in the United States for the one-month period ended January 31, 2017 and for the years 2016 and 2015, the operations in Bangladesh and Thailand for the period from January 1 to May 26, 2016 and for the year 2015, and the operations in Austria and Hungary for the ten-month period ended October 31, 2015:

		2017	2016	2015
Sales	Ps	1,549	8,979	11,888
Cost of sales and operating expenses		(1,531)	(8,440)	(11,665)
Other products (expenses), net		14	(2)	23
Financial expenses, net and others		(3)	(57)	49

Earnings before income tax		29	480	295
Income tax		—	(101)	6

Net income		29	379	301
Net income of non-controlling interest		—	—	(15)

Net income of controlling interest	Ps	29	379	286

Selected condensed combined financial information of the statement of financial position at this date of such operations was as follows:

		2016
Current assets	Ps	1,146
Property, machinery and equipment, net		4,188
Intangible assets, net and other non-current assets		6,835

Total assets		12,169

Current liabilities		(99)
Non-current liabilities		(336)

Total liabilities		(435)

Net assets	Ps	11,734

4.3)	OTHER DISPOSAL GROUPS

On November 18, 2016, a subsidiary of CEMEX in the United States closed the sale to an affiliate of Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”) of certain assets consisting in CEMEX’s cement plant in Odessa, Texas, two cement terminals and the building materials business in El Paso, Texas and Las Cruces, New Mexico, for an amount of US$306 (Ps6,340). The Odessa plant had an annual production capacity of

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Other disposal groups — continued

approximately 537 thousand tons (unaudited). The transfer of control was effective on November 18, 2016. As a result of the sale of these assets, CEMEX recognized in 2016 a gain of US$104 (Ps2,159) as part of “Other expenses, net” in the income statement, net of an expense for the proportional write-off of goodwill associated to CEMEX’s reporting segment in the United States based on their relative fair values for US$161 (Ps3,340) and the reclassification of proportional foreign currency translation gains associated with these net assets accrued in equity until disposal for US$65 (Ps1,347).

On September 12, 2016, CEMEX announced that one of its subsidiaries in the United States signed a definitive agreement for the sale of its Fairborn, Ohio cement plant and cement terminal in Columbus, Ohio to Eagle Materials Inc. (“Eagle Materials”) for US$400 (Ps8,288). Fairborn plant had an annual production capacity of approximately 730 thousand tons (unaudited). On February 10, 2017, CEMEX announced that such subsidiary in the United States closed the divestment of these assets, and recognized in 2017 a gain on disposal for US$188 (Ps3,694) as part of “Other expenses, net“ in the income statement, net of an expense for the proportional write-off of goodwill associated to CEMEX’s reporting segment in the United States based on their relative fair values for US$211 (Ps4,365).

The operations of the net assets sold to GCC and Eagle Materials, mentioned above, did not represent discontinued operations and were consolidated by CEMEX line-by-line in the income statements for all the reported periods. In arriving to this conclusion, CEMEX evaluated: a) the Company’s ongoing cement operations on its CGUs in Texas and the East coast; and b) the relative size of the net assets sold and held for sale in respect to the Company’s remaining overall ongoing cement operations in the United States. Moreover, as a reasonability check, CEMEX measured the materiality of such net assets using a threshold of 5% of consolidated net sales, operating earnings before other expenses, net, net income and total assets. In no case the 5% threshold was reached.

For the years 2017, 2016 and 2015, selected combined statement of operations information of the net assets sold to GCC on November 18, 2016 and those to Eagle Materials was as follows:

		2017	2016	2015
Net sales	Ps	86	3,322	3,538
Operating costs and expenses		(71)	(2,800)	(2,795)

Operating earnings before other expenses, net	Ps	15	522	743

On December 2, 2016, CEMEX agreed the sale of its assets and activities related to the ready-mix concrete pumping business in Mexico to Cementos Españoles de Bombeo, S. de R.L., subsidiary in Mexico of Pumping Team S.L.L. (“Pumping Team”), specialist in the supply of ready-mix concrete pumping services based in Spain, for Ps1,649, which includes the sale of fixed assets upon closing of the transaction for Ps309 plus administrative and client and market development services, as well as the lease facilities in Mexico that CEMEX will supply to Pumping Team over a period of ten years with the possibility to extend for three additional years, for an aggregate initial amount of Ps1,340, plus a contingent revenue subject to results for up to Ps557 linked to annual metrics beginning in the first year and up to the fifth year of the agreement. On April 28, 2017, after receiving the approval by the Mexican authorities, CEMEX concluded the sale.

In addition, as part of related transactions agreed with Holcim Ltd. (note 4.1), effective as of January 1, 2015, CEMEX sold to Holcim its assets in the western region of Germany, consisting of one cement plant, two cement

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Other disposal groups — continued

grinding mills, one slag granulator, 22 aggregates quarries and 79 ready-mix plants for €171 (US$207 or Ps3,047), while CEMEX maintained its operations in the northern, eastern and southern regions of the country.

4.4)	SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT

Geographic operating segments represent the components of CEMEX that engage in business activities from which CEMEX may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. CEMEX operates geographically on a regional basis. Effective January 1, 2016, according to an announcement made by CEMEX’s Chief Executive Officer (“CEO”), the Company’s operations were reorganized into five geographical regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) Europe, 4) South, Central America and the Caribbean, and 5) Asia, Middle East and Africa. Each regional president supervises and is responsible for all the business activities in the countries comprising the region. These activities refer to the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and other construction materials, the allocation of resources and the review of their performance and operating results. All regional presidents report directly to CEMEX’s CEO. The country manager, who is one level below the regional president in the organizational structure, reports the performance and operating results of its country to the regional president, including all the operating sectors. CEMEX’s top management internally evaluates the results and performance of each country and region for decision-making purposes and allocation of resources, following a vertical integration approach considering: a) that the operating components that comprise the reported segment have similar economic characteristics; b) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; c) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; d) the vertical integration in the value chain of the products comprising each component; e) the type of clients, which are substantially similar in all components; f) the operative integration among components; and g) that the compensation system for employees of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components. Consequently, in CEMEX’s daily operations, management allocates economic resources and evaluates operating results on a country basis rather than on an operating component basis.

The financial information by geographic operating segment issued in the financial statements of prior years was restated in order to give effect to: a) the reversal from discontinued operations related to CEMEX’s Croatian Operations for the years 2016 and 2015 (note 4.1); and b) the new geographical operating organization described above for the year 2015. Until December 31, 2015, CEMEX’s operations were organized into six geographical regions: 1) Mexico, 2) United States, 3) Northern Europe, 4) Mediterranean, 5) South, Central America and the Caribbean, and 6) Asia. Under the current operating organization, the geographical operating segments under the former Mediterranean region were incorporated into the current Europe region or the Asia, Middle East and Africa region, as corresponded.

Considering the financial information that is regularly reviewed by CEMEX’s top management, each geographic region and the countries that comprise such regions represent reportable operating segments. However, for disclosure purposes in these notes, considering similar regional and economic characteristics and/or the fact that certain countries do not exceed certain materiality thresholds to be reported separately, such countries have been aggregated and presented as single line items as follows: a) “Rest of Europe” is mainly comprised of CEMEX’s

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Selected financial information by geographic operating segment — continued

operations in the Czech Republic, Poland, Croatia and Latvia, as well as trading activities in Scandinavia and Finland; b) “Rest of South, Central America and the Caribbean” is mainly comprised of CEMEX’s operations in Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, excluding TCL, Guatemala, and small ready-mix concrete operations in Argentina; and c) “Rest of Asia, Middle East and Africa” is mainly comprised of CEMEX’s operations in the United Arab Emirates, Israel and Malaysia. The segment “Others” refers to: 1) cement trade maritime operations, 2) Neoris N.V., CEMEX’s subsidiary involved in the development of information technology solutions, 3) the Parent Company and other corporate entities, and 4) other minor subsidiaries with different lines of business. For the year 2017, for purposes of the geographic operating segments presented in the following tables of this note, CEMEX’s operations acquired in the Caribbean, mainly in Trinidad and Tobago, Jamaica and Barbados as part of the purchase of TCL, are reported in the line item named “Caribbean TCL.”

Considering that is an indicator of CEMEX’s ability to internally fund capital expenditures, as well as a widely accepted financial indicator to measure CEMEX’s ability to service or incur debt (note 16), one relevant indicator used by CEMEX’s management to evaluate the performance of each country is “Operating EBITDA” (operating earnings before other expenses, net, plus depreciation and amortization). This is not an indicator of CEMEX’s financial performance, an alternative to cash flows, a measure of liquidity or comparable to other similarly titled measures of other companies. This indicator, which is presented in the selected financial information by geographic operating segment, is consistent with the information used by CEMEX’s management for decision-making purposes. The accounting policies applied to determine the financial information by geographic operating segment are consistent with those described in note 2.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Selected financial information by geographic operating segment — continued

Selected information of the consolidated statements of operations by geographic operating segment for the years ended December 31, 2017, 2016 and 2015 was as follows:

2017		Net sales (including related parties)	Less: Related parties	Net sales	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	Ps	58,442	(1,075)	57,367	21,215	2,246	18,969	(687)	(409)	(534)
United States		65,536	—	65,536	10,652	6,200	4,452	3,202	(631)	(177)
Europe
United Kingdom		20,179	—	20,179	2,763	997	1,766	450	(77)	(397)
France		16,162	—	16,162	855	549	306	(129)	(61)	18
Germany		10,056	(1,339)	8,717	743	509	234	(11)	(14)	(63)
Spain		6,870	(990)	5,880	344	638	(294)	(711)	(34)	12
Poland		5,552	(74)	5,478	647	361	286	(140)	(30)	(8)
Rest of Europe		9,439	(864)	8,575	1,463	688	775	(131)	(24)	71
South, Central America and the Caribbean (“SAC”)
Colombia[1]		10,685	—	10,685	2,166	507	1,659	(642)	(129)	(36)
Panama[1]		5,112	(98)	5,014	2,007	319	1,688	(20)	(5)	7
Costa Rica[1]		2,805	(379)	2,426	1,000	99	901	—	(5)	29
Caribbean TCL[3]		4,332	(49)	4,283	1,059	610	449	(139)	(215)	(25)
Rest of SAC[1]		11,716	(872)	10,844	2,602	449	2,153	(1,069)	(23)	(12)
Asia, Middle East and Africa (“AMEA”)
Philippines[2]		8,296	—	8,296	1,394	528	866	89	(3)	(24)
Egypt		3,862	—	3,862	594	299	295	(210)	(60)	574
Rest of AMEA		13,516	—	13,516	1,855	363	1,492	(174)	(28)	12
Others		22,514	(11,203)	11,311	(2,796)	630	(3,426)	(3,493)	(17,553)	4,169

Continuing operations		275,074	(16,943)	258,131	48,563	15,992	32,571	(3,815)	(19,301)	3,616
Discontinued operations		1,550	(1)	1,549	75	57	18	14	(3)	—

Total	Ps	276,624	(16,944)	259,680	48,638	16,049	32,589	(3,801)	(19,304)	3,616

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Selected financial information by geographic operating segment — continued

2016		Net sales (including related parties)	Less: Related parties	Net sales	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	Ps	53,579	(848)	52,731	19,256	2,390	16,866	(608)	(339)	2,695
United States		66,554	—	66,554	10,973	6,400	4,573	2,919	(487)	(212)
Europe
United Kingdom		21,153	—	21,153	3,606	1,047	2,559	711	(63)	(393)
France		14,535	—	14,535	669	484	185	(110)	(53)	2
Germany		9,572	(1,385)	8,187	553	464	89	(64)	(15)	(85)
Spain		6,563	(841)	5,722	814	663	151	(112)	(37)	(9)
Poland		4,799	(88)	4,711	579	330	249	6	(11)	123
Rest of Europe		7,935	(541)	7,394	1,141	660	481	(103)	(33)	77
South, Central America and the Caribbean (“SAC”)
Colombia[1]		12,415	(1)	12,414	3,975	489	3,486	(575)	46	38
Panama[1]		4,906	(124)	4,782	2,170	340	1,830	(7)	(27)	5
Costa Rica[1]		2,818	(351)	2,467	1,127	116	1,011	(23)	(11)	27
Rest of SAC[1]		11,378	(778)	10,600	2,875	437	2,438	(1,226)	(28)	(182)
Asia, Middle East and Africa (“AMEA”)
Philippines[2]		9,655	—	9,655	2,687	530	2,157	21	(1)	(24)
Egypt		6,950	(5)	6,945	2,454	539	1,915	(213)	(78)	(253)
Rest of AMEA		11,858	(12)	11,846	1,617	299	1,318	(112)	(27)	27
Others		18,846	(8,597)	10,249	(2,962)	803	(3,765)	(2,174)	(20,323)	2,653

Continuing operations		263,516	(13,571)	249,945	51,534	15,991	35,543	(1,670)	(21,487)	4,489
Discontinued operations		9,186	(207)	8,979	1,232	693	539	(2)	(10)	(47)

Total	Ps	272,702	(13,778)	258,924	52,766	16,684	36,082	(1,672)	(21,497)	4,442

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Selected financial information by geographic operating segment — continued

2015		Net sales (including related parties)	Less: Related parties	Net sales	Operating EBITDA	Less: depreciation and amortization	Operating Earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	Ps	50,260	(5,648)	44,612	15,362	2,399	12,963	(684)	(210)	915
United States		56,846	(18)	56,828	7,985	5,629	2,356	234	(437)	(144)
Europe
United Kingdom		20,227	—	20,227	2,705	1,004	1,701	(147)	(95)	(299)
France		12,064	—	12,064	670	438	232	(8)	(48)	(10)
Germany		8,285	(1,276)	7,009	542	389	153	49	(14)	(61)
Spain		6,151	(755)	5,396	1,031	604	427	(735)	(72)	(2)
Poland		4,445	(108)	4,337	598	295	303	18	(54)	33
Rest of Europe		7,457	(660)	6,797	1,110	739	371	(187)	(23)	(122)
South, Central America and the Caribbean (“SAC”)
Colombia[1]		11,562	(2)	11,560	4,041	500	3,541	(88)	(50)	(570)
Panama[1]		4,599	(68)	4,531	1,869	298	1,571	(180)	(13)	2
Costa Rica[1]		2,658	(229)	2,429	1,096	102	994	(2)	(9)	2
Rest of SAC[1]		12,177	(1,988)	10,189	2,295	445	1,850	(87)	(22)	(119)
Asia, Middle East and Africa (“AMEA”)
Philippines[2]		8,436	(4)	8,432	2,206	447	1,759	(12)	(20)	19
Egypt		6,923	(5)	6,918	1,777	536	1,241	(254)	(115)	114
Rest of AMEA		9,929	—	9,929	1,250	244	1,006	(53)	(23)	(1)
Others		16,793	(8,752)	8,041	(3,003)	589	(3,592)	(896)	(18,579)	(1,090)

Continuing operations		238,812	(19,513)	219,299	41,534	14,658	26,876	(3,032)	(19,784)	(1,333)
Discontinued operations		11,944	(56)	11,888	1,201	978	223	23	(17)	66

Total	Ps	250,756	(19,569)	231,187	42,735	15,636	27,099	(3,009)	(19,801)	(1,267)

1	CEMEX Latam Holdings, S.A. (“CLH”), entity incorporated in Spain, trades its ordinary shares in the Colombian Stock Exchange. CLH is the indirect holding company of CEMEX’s operations in Colombia, Panama, Costa Rica, Guatemala, Nicaragua, El Salvador and Brazil. At year end 2017 and 2016, there is a non-controlling interest in CLH of approximately 26.75% and 26.72%, respectively, of its ordinary shares, excluding shares held in CLH’s treasury (note 20.4).
2	CEMEX’s operations in the Philippines are conducted through CEMEX Holdings Philippines, Inc. (“CHP”), subsidiary incorporated in the Philippines which since July 2016 trades its ordinary shares in the Philippines Stock Exchange under the symbol CHP. As of December 31, 2017 and 2016, there is a non-controlling interest in CHP of 45.0% of its ordinary shares (note 20.4).
3	As mentioned in note 4.1, in February 2017, CEMEX’s acquired a controlling interest in TCL, which main operations are located in Trinidad and Tobago (“T&T”), Jamaica and Barbados. TCL shares trade in the T&T stock exchange. As of December 31, 2017, there is a non-controlling interest in TCL of approximately 30.2% of its ordinary shares (note 20.4).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Selected financial information by geographic operating segment  — continued

The information of share of profits of equity accounted investees by geographic operating segment for the years ended December 31, 2017, 2016 and 2015 is included in the note 13.1.

As of December 31, 2017 and 2016, selected statement of financial position information by geographic segment was as follows:

2017		Equity accounted investees	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets[1]
Mexico	Ps	241	71,280	71,521	23,574	47,947	2,133
United States		1,573	266,769	268,342	32,366	235,976	3,498
Europe
United Kingdom		107	34,774	34,881	24,160	10,721	1,010
France		1,055	18,481	19,536	7,360	12,176	372
Germany		85	9,010	9,095	6,848	2,247	441
Spain		—	25,731	25,731	3,543	22,188	553
Poland		9	5,477	5,486	3,086	2,400	230
Rest of Europe		158	16,123	16,281	3,627	12,654	321
South, Central America and the Caribbean
Colombia		—	24,406	24,406	11,307	13,099	1,178
Panama		—	7,232	7,232	1,029	6,203	152
Costa Rica		—	1,869	1,869	646	1,223	42
Caribbean TCL		—	11,004	11,004	4,917	6,087	584
Rest of South, Central America and the Caribbean		31	11,298	11,329	4,366	6,963	357
Asia, Middle East and Africa
Philippines		6	11,548	11,554	2,617	8,937	518
Egypt		1	4,602	4,603	1,776	2,827	418
Rest of Asia, Middle East and Africa		—	13,671	13,671	8,027	5,644	449
Others		5,306	24,356	29,662	217,914	(188,252)	163

Continuing operations		8,572	557,631	566,203	357,163	209,040	12,419
Assets held for sale and related liabilities (note 12.1)		—	1,378	1,378	—	1,378	—

Total	Ps	8,572	559,009	567,581	357,163	210,418	12,419

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Selected financial information by geographic operating segment — continued

2016		Equity accounted investees	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets[1]
Mexico	Ps	490	70,012	70,502	20,752	49,750	1,651
United States		1,587	287,492	289,079	30,118	258,961	3,760
Europe
United Kingdom		104	32,469	32,573	22,914	9,659	599
France		909	16,855	17,764	6,829	10,935	379
Germany		74	8,396	8,470	6,694	1,776	507
Spain		13	27,251	27,264	3,206	24,058	490
Poland		10	5,036	5,046	2,072	2,974	181
Rest of Europe		270	15,345	15,615	3,221	12,394	258
South, Central America and the Caribbean
Colombia		—	26,532	26,532	11,548	14,984	3,633
Panama		—	7,958	7,958	1,144	6,814	126
Costa Rica		—	1,928	1,928	691	1,237	73
Rest of South, Central America and the Caribbean		28	12,517	12,545	4,133	8,412	441
Asia, Middle East and Africa
Philippines		6	12,308	12,314	2,696	9,618	341
Egypt		1	5,512	5,513	2,907	2,606	381
Rest of Asia, Middle East and Africa		—	12,347	12,347	6,994	5,353	394
Others		6,996	26,253	33,249	276,269	(243,020)	65

Continuing operations		10,488	568,211	578,699	402,188	176,511	13,279
Assets held for sale and related liabilities (note 12.1)		—	21,029	21,029	815	20,214	—

Total	Ps	10,488	589,240	599,728	403,003	196,725	13,279

1	In 2017 and 2016, the column “Additions to fixed assets” includes capital expenditures of Ps9,514 and Ps12,676, respectively (note 14).

Total consolidated liabilities as of December 31, 2017 and 2016 included debt of Ps193,995 and Ps236,238, respectively. Of such balances, as of December 31, 2017 and 2016, approximately 80% and 73% was in the Parent Company, less than 1% and 1% was in Spain, 15% and 25% was in finance subsidiaries in the Netherlands, Luxembourg and the United States, and 4% and 2% was in other countries, respectively. The Parent Company and the finance subsidiaries mentioned above are included within the segment “Others.”

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Selected financial information by geographic operating segment — continued

Net sales by product and geographic segment for the years ended December 31, 2017, 2016 and 2015 were as follows:

2017		Cement	Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	Ps	42,195	14,672	3,416	11,211	(14,127)	57,367
United States		27,804	35,400	14,436	6,235	(18,339)	65,536
Europe
United Kingdom		4,879	7,459	7,758	8,067	(7,984)	20,179
France		—	13,367	6,373	205	(3,783)	16,162
Germany		3,595	4,668	2,134	2,335	(4,015)	8,717
Spain		5,499	944	259	676	(1,498)	5,880
Poland		3,230	2,532	701	226	(1,211)	5,478
Rest of Europe		6,236	2,715	1,055	462	(1,893)	8,575
South, Central America and the Caribbean
Colombia		7,043	4,024	1,224	1,960	(3,566)	10,685
Panama		3,876	1,725	452	180	(1,219)	5,014
Costa Rica		2,095	386	122	120	(297)	2,426
Caribbean TCL		4,097	29	19	215	(77)	4,283
Rest of South, Central America and the Caribbean		11,412	1,308	268	307	(2,451)	10,844
Asia, Middle East and Africa
Philippines		8,093	67	159	52	(75)	8,296
Egypt		3,347	479	16	173	(153)	3,862
Rest of Asia, Middle East and Africa		928	11,078	2,875	2,148	(3,513)	13,516
Others		—	—	—	22,515	(11,204)	11,311

Continuing operations		134,329	100,853	41,267	57,087	(75,405)	258,131
Discontinued operations		—	525	340	687	(3)	1,549

Total	Ps	134,329	101,378	41,607	57,774	(75,408)	259,680

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Selected financial information by geographic operating segment — continued

2016		Cement	Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	Ps	37,647	13,664	3,156	11,773	(13,509)	52,731
United States		28,585	35,843	14,565	7,107	(19,546)	66,554
Europe
United Kingdom		5,267	7,830	8,195	7,889	(8,028)	21,153
France		—	11,883	5,640	278	(3,266)	14,535
Germany		3,416	4,539	2,112	2,262	(4,142)	8,187
Spain		5,478	823	196	472	(1,247)	5,722
Poland		2,811	2,237	579	219	(1,135)	4,711
Rest of Europe		5,286	2,254	911	338	(1,395)	7,394
South, Central America and the Caribbean
Colombia		8,814	4,522	1,364	1,761	(4,047)	12,414
Panama		3,794	1,577	413	139	(1,141)	4,782
Costa Rica		2,144	390	179	126	(372)	2,467
Rest of South, Central America and the Caribbean		10,998	1,526	322	298	(2,544)	10,600
Asia, Middle East and Africa
Philippines		9,405	143	164	70	(127)	9,655
Egypt		6,076	943	26	217	(317)	6,945
Rest of Asia, Middle East and Africa		961	9,535	2,519	1,379	(2,548)	11,846
Others		—	—	—	18,851	(8,602)	10,249

Continuing operations		130,682	97,709	40,341	53,179	(71,966)	249,945
Discontinued operations		422	1,366	785	6,665	(259)	8,979

Total	Ps	131,104	99,075	41,126	59,844	(72,225)	258,924

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Selected financial information by geographic operating segment — continued

2015		Cement	Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	Ps	30,384	13,163	2,860	9,956	(11,751)	44,612
United States		23,358	30,129	11,914	7,994	(16,567)	56,828
Europe
United Kingdom		4,705	7,729	7,614	7,859	(7,680)	20,227
France		—	10,026	4,410	224	(2,596)	12,064
Germany		3,098	3,749	1,790	2,103	(3,731)	7,009
Spain		5,265	721	150	392	(1,132)	5,396
Poland		2,630	1,916	489	197	(895)	4,337
Rest of Europe		5,075	1,945	728	562	(1,513)	6,797
South, Central America and the Caribbean
Colombia		8,158	4,428	1,329	1,345	(3,700)	11,560
Panama		3,368	1,424	383	172	(816)	4,531
Costa Rica		2,092	367	138	109	(277)	2,429
Rest of South, Central America and the Caribbean		9,633	2,058	376	451	(2,329)	10,189
Asia, Middle East and Africa
Philippines		8,270	115	96	62	(111)	8,432
Egypt		6,052	975	36	236	(381)	6,918
Rest of Asia, Middle East and Africa		880	7,956	1,931	1,115	(1,953)	9,929
Others		—	—	—	16,811	(8,770)	8,041

Continuing operations		112,968	86,701	34,244	49,588	(64,202)	219,299
Discontinued operations		1,046	3,877	1,928	5,474	(437)	11,888

Total	Ps	114,014	90,578	36,172	55,062	(64,639)	231,187

5)	OPERATING EXPENSES, DEPRECIATION AND AMORTIZATION

Consolidated operating expenses during 2017, 2016 and 2015 by function are as follows:

		2017	2016	2015
Administrative expenses[1]	Ps	21,081	20,750	18,653
Selling expenses		6,450	6,974	5,883
Distribution and logistics expenses		28,495	26,245	23,374

	Ps	56,026	53,969	47,910

1	The Technology and Energy departments in CEMEX undertake all significant R&D activities as part of their daily activities. In 2017, 2016 and 2015, total combined expenses of these departments recognized within administrative expenses were Ps754 (US$38), Ps712 (US$38) and Ps660 (US$41), respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Operating expenses, depreciation and amortization — continued

Depreciation and amortization recognized during 2017, 2016 and 2015 are detailed as follows:

		2017	2016	2015
Depreciation and amortization expense included in cost of sales	Ps	14,146	14,180	13,154
Depreciation and amortization expense included in administrative, selling and distribution and logistics expenses		1,846	1,811	1,504

	Ps	15,992	15,991	14,658

6)	OTHER EXPENSES, NET

The detail of the line item “Other expenses, net” in 2017, 2016 and 2015 was as follows:

		2017	2016	2015
Impairment losses[1]	Ps	(2,936)	(2,518)	(1,517)
Restructuring costs[2]		(843)	(778)	(845)
Charitable contributions		(127)	(93)	(60)
Results from the sale of assets and others, net[3]		91	1,719	(610)

	Ps	(3,815)	(1,670)	(3,032)

1	In 2017, 2016 and 2015, among others, includes impairment losses of fixed assets for approximately Ps984, Ps1,899 and Ps1,145, respectively, as well as impairment losses of goodwill in 2017 for Ps1,920 (notes 13.2, 14 and 15).
2	In 2017, 2016 and 2015, restructuring costs mainly refer to severance payments.
3	In 2017, includes an expense in Colombian pesos equivalent to approximately Ps491 (US$25) for a penalty imposed by the Commerce and Industry Superintendence in Colombia in connection with a market investigation (note 24.2).

7)	FINANCIAL INCOME AND OTHER ITEMS, NET

The detail of the line item “Financial income and other items, net” in 2017, 2016 and 2015 was as follows:

		2017	2016	2015
Results in the sale of associates and remeasurement of previously held interest before change in control of associates (notes 4.1 and 13.1)	Ps	4,164	—	—
Financial income		338	402	318
Results from financial instruments, net (notes 13.2 and 16.4)		161	113	(2,729)
Foreign exchange results		(26)	5,004	1,970
Effects of NPV on assets and liabilities and others, net		(1,021)	(1,030)	(892)

	Ps	3,616	4,489	(1,333)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

8)	CASH AND CASH EQUIVALENTS

As of December 31, 2017 and 2016, consolidated cash and cash equivalents consisted of:

		2017	2016
Cash and bank accounts	Ps	9,292	9,104
Fixed-income securities and other cash equivalents		4,449	2,512

	Ps	13,741	11,616

Based on net settlement agreements, the balance of cash and cash equivalents excludes deposits in margin accounts that guarantee several obligations of CEMEX of Ps196 in 2017 and Ps250 in 2016, which were offset against the corresponding obligations of CEMEX with the counterparties, considering CEMEX’s right, ability and intention to settle the amounts on a net basis.

9)	TRADE ACCOUNTS RECEIVABLE, NET

As of December 31, 2017 and 2016, consolidated trade accounts receivable consisted of:

		2017	2016
Trade accounts receivable	Ps	32,623	32,356
Allowances for doubtful accounts		(2,145)	(2,196)

	Ps	30,478	30,160

As of December 31, 2017 and 2016, trade accounts receivable include receivables of Ps12,713 (US$647) and Ps13,644 (US$658), respectively, sold under outstanding trade receivables securitization programs and/or factoring programs with recourse, established in Mexico, the United States, France and the United Kingdom, in which CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets; nonetheless, in such programs, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable. Therefore, the trade accounts receivable sold were not removed from the statement of financial position and the funded amounts to CEMEX of Ps11,313 (US$576) in 2017 and Ps11,095 (US$535) in 2016, were recognized within the line item of “Other financial obligations,” the difference in each year against the trade receivables sold was maintained as reserves. Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to Ps308 in 2017, Ps258 in 2016 and Ps249 in 2015. CEMEX’s securitization programs are negotiated for periods of one to two years and are usually renewed at their maturity.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Trade accounts receivable, net — continued

Allowances for doubtful accounts were established until December 31, 2017 based on an incurred loss model according to the credit history and risk profile of each customer (note 2.20). Changes in the valuation of this caption allowance for doubtful accounts in 2017, 2016 and 2015, were as follows:

		2017	2016	2015
Allowances for doubtful accounts at beginning of period	Ps	2,196	2,152	1,856
Charged to selling expenses		252	556	434
Additions through business combinations		141	—	—
Deductions		(449)	(867)	(276)
Foreign currency translation effects		5	355	138

Allowances for doubtful accounts at end of period	Ps	2,145	2,196	2,152

10)	OTHER ACCOUNTS RECEIVABLE

As of December 31, 2017 and 2016, consolidated other accounts receivable consisted of:

		2017	2016
Non-trade accounts receivable[1]	Ps	1,918	2,527
Interest and notes receivable[2]		1,125	1,286
Current portion of valuation of derivative financial instruments		1,056	236
Loans to employees and others		233	188
Refundable taxes		638	1,001

	Ps	4,970	5,238

1	Non-trade accounts receivable are mainly attributable to the sale of assets.
2	Includes Ps27 in 2016, representing the short-term portion of a restricted investment related to coupon payments under CEMEX’s perpetual debentures (note 20.4). In addition, in 2016, includes CEMEX Colombia’s beneficial interest in a trust oriented to promote housing projects, which its only asset is land in the municipality of Zipaquira, Colombia and its only liability is a bank credit for Ps148, guaranteed by CEMEX Colombia, obtained to purchase the land. The estimated fair value of the land as determined by external appraiser significantly exceeds the amount of the loan.

11)	INVENTORIES, NET

As of December 31, 2017 and 2016, the consolidated balance of inventories was summarized as follows:

		2017	2016
Finished goods	Ps	5,933	5,865
Work-in-process		3,814	3,378
Raw materials		3,237	3,128
Materials and spare parts		4,996	4,551
Inventory in transit		872	1,176

	Ps	18,852	18,098

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Inventories, net — continued

For the years ended December 31, 2017, 2016 and 2015, CEMEX recognized within “Cost of sales” in the income statement, inventory impairment losses of Ps23, Ps52 and Ps49, respectively.

12)	ASSETS HELD FOR SALE AND OTHER CURRENT ASSETS

12.1)	ASSETS HELD FOR SALE

As of December 31, 2017 and 2016, assets held for sale, which are measured at the lower of their estimated realizable value, less costs to sell, and their carrying amounts, as well as liabilities directly related with such assets are detailed as follows:

		2017				2016
		Assets	Liabilities	Net assets		Assets	Liabilities	Net assets
Concrete Pipe Division (note 4.2)	Ps	—	—	—	Ps	9,426	642	8,784
Fairborn cement plant (note 4.3)		—	—	—		5,957	164	5,793
Investment in shares of GCC (note 13.1)[1]		—	—	—		3,882	—	3,882
Idle assets in Andorra, Spain		580	—	580		560	—	560
Concrete pumping equipment (note 4.3)		—	—	—		213	—	213
Other assets held for sale		798	—	798		991	9	982

	Ps	1,378	—	1,378	Ps	21,029	815	20,214

1	During 2017, in separate transactions, CEMEX sold the direct investment in 23% of GCC’s common stock it maintained for sale (note 13.1).

12.2)	OTHER CURRENT ASSETS

As of December 31, 2017 and 2016, other current assets are mainly comprised of advance payments.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

13)	EQUITY ACCOUNTED INVESTEES, OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

13.1)	EQUITY ACCOUNTED INVESTEES

As of December 31, 2017 and 2016, the investments in common shares of associates were as follows:

	Activity	Country	%		2017	2016
Camcem, S.A. de C.V.	Cement	Mexico	40.1	Ps	3,618	3,674
Trinidad Cement Limited	Cement	Trinidad and Tobago	39.5		—	1,689
Concrete Supply Co. LLC	Concrete	United States	40.0		1,192	1,234
Akmenes Cementas AB	Cement	Lithuania	37.8		585	586
ABC Capital, S.A. Institución de Banca Múltiple	Financing	Mexico	33.9		228	474
Lehigh White Cement Company	Cement	United States	24.5		375	334
Société Méridionale de Carrières	Aggregates	France	33.3		367	300
Société d’Exploitation de Carrières	Aggregates	France	50.0		318	257
Cemento Interoceánico S.A. (formerly Industrias Básicas, S.A.)	Cement	Panama	25.0		168	155
Other companies	—	—	—		1,721	1,785

				Ps	8,572	10,488

Out of which:
Book value at acquisition date				Ps	6,957	8,275
Changes in stockholders’ equity				Ps	1,615	2,213

During 2016, the Parent Company participated as shareholder in a share restructuring executed by Camcem, S.A. de C.V. (“Camcem”), indirect parent company of Control Administrativo Mexicano, S.A. de C.V. (“Camsa”) and GCC, aimed to simplify its corporate structure, by means of which, Imin de México, S.A. de C.V., intermediate holding company, Camsa and GCC were merged, prevailing GCC as the surviving entity. As a result of the share restructuring, CEMEX’s 10.3% interest in Camcem and 49% interest in Camsa, both before the restructuring, were exchanged on equivalent basis into a 40.1% interest in Camcem and a 23% interest in GCC, which shares of the latest trade in the MSE (note 12.1).

On January 25, 2017, in a public offering to investors in Mexico conducted through the BMV and in a concurrent private placement to eligible investors outside of Mexico, the Parent Company and GCC announced the offering of up to 76,483,332 shares (all the shares of GCC owned by CEMEX) at a price range of between 95.00 to 115.00 pesos per share, which included 9,976,087 shares available to the underwriters of the offerings pursuant to a 30-day option to purchase such shares granted to them by CEMEX. During 2017, after conclusion of the public offering and the private placement, CEMEX sold approximately 13.53% of the common stock of GCC at a price of 95.00 pesos per share receiving Ps4,094 after deducting commissions and offering expenses, recognizing a gain on sale of Ps1,859 as part of “Financial income and other items, net” in the income statement.

In addition, on September 28, 2017, CEMEX announced the definitive sale to two financial institutions of the remaining 31,483,332 shares of GCC, which represented approximately 9.47% of the equity capital of GCC. Proceeds from the sale were Ps3,012 and generated a gain on sale of Ps1,682 recognized as part of “Financial income and other items, net” in the income statement. CEMEX continues to have an approximate 20% indirect interest in GCC through Camcem.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Equity accounted investees — continued

As mentioned in note 4.1, by means of a public offer and take-over bid through its subsidiary Sierra, and effective as of February 1, 2017, CEMEX acquired a majority ownership interest in TCL’s common stock and assumed control of this entity.

Combined condensed statement of financial position information of CEMEX’s associates as of December 31, 2017 and 2016 is set forth below:

		2017	2016
Current assets	Ps	21,527	21,651
Non-current assets		32,071	41,085

Total assets		53,598	62,736

Current liabilities		10,863	11,612
Non-current liabilities		17,730	22,436

Total liabilities		28,593	34,048

Total net assets	Ps	25,005	28,688

Combined selected information of the statements of operations of CEMEX’s associates in 2017, 2016 and 2015 is set forth below:

		2017	2016	2015
Sales	Ps	28,158	29,791	25,484
Operating earnings		4,458	4,730	3,523
Income before income tax		2,451	3,111	3,350
Net income		1,891	1,860	2,403

The share of equity accounted investees by geographic operating segment in the income statements for 2017, 2016 and 2015 is detailed as follows:

		2017	2016	2015
Mexico	Ps	269	452	330
United States		266	253	92
Europe		108	54	339
Corporate and others		(55)	(71)	(24)

	Ps	588	688	737

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

13.2)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2017 and 2016, consolidated other investments and non-current accounts receivable were summarized as follows:

		2017	2016
Non-current portion of valuation of derivative financial instruments	Ps	794	1,900
Non-current accounts receivable and other investments[1]		4,612	4,572
Investments available-for-sale[2]		275	491
Investments held for trading[3]		77	157

	Ps	5,758	7,120

1	Includes, among other items: a) advances to suppliers of fixed assets of Ps43 in 2017 and Ps52 in 2016. CEMEX recognized impairment losses of non-current accounts receivable in Costa Rica of Ps21 in 2016, and in Egypt and Colombia of Ps71 and Ps22 in 2015, respectively.
2	This line item refers mainly to a strategic investment in CPOs of Axtel, S.A.B. de C.V. (“Axtel”). This investment is recognized as available for sale at fair value and changes in valuation are recorded in other items comprehensive income, net until its disposal.
3	This line item refers to investments in private funds. In 2017 and 2016, no contributions were made to such private funds.

14)	PROPERTY, MACHINERY AND EQUIPMENT, NET

As of December 31, 2017 and 2016, consolidated property, machinery and equipment, net and the changes in such line item during 2017, 2016 and 2015, were as follows:

		2017
		Land and mineral reserves[1]	Building[1]	Machinery and equipment[2]	Construction in progress[3]	Total
Cost at beginning of period	Ps	97,218	51,740	229,717	17,247	395,922
Accumulated depreciation and depletion		(16,301)	(24,224)	(125,263)	—	(165,788)

Net book value at beginning of period		80,917	27,516	104,454	17,247	230,134
Capital expenditures		547	802	8,165	—	9,514
Additions through capital leases		—	—	2,096	—	2,096
Stripping costs		809	—	—	—	809

Total capital expenditures		1,356	802	10,261	—	12,419
Disposals[4]		(347)	(223)	(1,274)	—	(1,844)
Reclassifications[5]		(784)	(82)	(768)	—	(1,634)
Business combinations		2,179	749	3,136	428	6,492
Depreciation and depletion for the period		(2,571)	(1,967)	(9,417)	—	(13,955)
Impairment losses		(202)	(1)	(763)	(18)	(984)
Foreign currency translation effects		(1,895)	908	719	1,800	1,532

Cost at end of period		95,495	53,927	242,636	19,457	411,515
Accumulated depreciation and depletion		(16,842)	(26,225)	(136,288)	—	(179,355)

Net book value at end of period	Ps	78,653	27,702	106,348	19,457	232,160

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Property, machinery and equipment, net — continued

		2016
		Land and mineral reserves[1]	Building[1]	Machinery and equipment[2]	Construction in progress[3]	Total	2015
Cost at beginning of period	Ps	86,441	48,563	211,232	13,853	360,089	324,210
Accumulated depreciation and depletion		(12,215)	(21,228)	(109,952)	—	(143,395)	(118,668)

Net book value at beginning of period		74,226	27,335	101,280	13,853	216,694	205,542
Capital expenditures		2,149	1,856	8,671	—	12,676	11,454
Additions through capital leases		—	—	7	—	7	63
Capitalization of financial expense		—	—	—	175	175	73
Stripping costs		421	—	—	—	421	723

Total capital expenditures		2,570	1,856	8,678	175	13,279	12,313
Disposals[4]		(388)	(141)	(1,268)	(44)	(1,841)	(2,247)
Reclassifications[5]		(2,029)	(703)	(1,731)	(86)	(4,549)	(3,099)
Business combinations		—	—	—	—	—	4,004
Depreciation and depletion for the period		(2,426)	(2,033)	(9,582)	—	(14,041)	(13,086)
Impairment losses		(671)	(303)	(547)	(378)	(1,899)	(1,145)
Foreign currency translation effects		9,635	1,505	7,624	3,727	22,491	14,412

Cost at end of period		97,218	51,740	229,717	17,247	395,922	360,089
Accumulated depreciation and depletion		(16,301)	(24,224)	(125,263)	—	(165,788)	(143,395)

Net book value at end of period	Ps	80,917	27,516	104,454	17,247	230,134	216,694

1	Includes corporate buildings and related land sold to financial institutions in previous years, which were leased back. The aggregate carrying amount of these assets as of December 31, 2017 and 2016 was Ps1,690 and Ps1,777, respectively.
2	Includes assets, mainly mobile equipment, acquired through finance leases, which carrying amount as of December 31, 2017 and 2016 was Ps2,096 and Ps7, respectively.
3

In July 2014, CEMEX Colombia began the construction of a new cement plant in the municipality of Maceo in the Antioquia department in Colombia with an annual capacity of approximately 1.1 million tons. The first phase included the construction of a cement mill, which began operating in testing phase for some months in 2016 with the supply of clinker from the Caracolito plant in Ibague, and the cement obtained was used in its entirety in the construction of the plant. The next phase, which includes the construction of the kiln, has been completed. In connection with the access road to the plant, the works were suspended meanwhile CEMEX Colombia obtains the permits for its completion. The beginning of commercial operations is subject to the successful conclusion of several ongoing processes related to certain operating

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Property, machinery and equipment, net — continued

permits and other proceedings. As a result of the investigations carried out for the deficiencies found (note 24.1), during the fourth quarter of 2016, CEMEX Colombia reduced construction in progress for Ps483 (US$23), of which, Ps295 (US$14) were recognized as impairment losses against “Other expenses, net,” considering that the assets, mainly advances for the purchase of land through a representative, were considered contingent assets based on the low probability for their recoverability due to deficiencies in the legal processes, and Ps188 (US$9) were decreased against “Other accounts payable” in connection with the cancellation of the portion payable of such assets. CEMEX Colombia determined an initial total budget for the plant of US$340. As of December 31, 2017, the carrying amount of the project, net of adjustments, is for an amount in Colombian pesos equivalent to US$333 (Ps6,543), considering the exchange rates as of December 31, 2017.
4	In 2017, includes sales of non-strategic fixed assets in Mexico, the United States, and Spain for Ps343, Ps223 and Ps220, respectively. In 2016, includes sales of non-strategic fixed assets in the United States, Mexico, and France for Ps317, Ps281 and Ps165, respectively. In 2015, includes the sales of non-strategic fixed assets in the United Kingdom, the United States and Spain for Ps584, Ps451 and Ps417, respectively.
5	In 2017, refers mainly to those assets of the Pacific Northwest Materials Business in the United States for Ps1,634 (note 4.2). In 2016, refers mainly to those assets of the Concrete Pipe Business in the United States for Ps2,747, as well as other disposal groups in the United States reclassified to assets available for sale for Ps1,386 (notes 4.2, 4.3 and 12.1). In 2015, refers to other disposal groups in the United States reclassified to assets available for sale for Ps537 (notes 4.3 and 12.1).

As a result of impairment tests conducted on several CGUs considering certain triggering events, mainly: a) the closing and/or reduction of operations of cement and ready-mix concrete plants resulting from adjusting the supply to current demand conditions, such as the situation in Puerto Rico in the last quarter of 2016 due to the adverse outlook and the overall uncertain economic conditions in such country; b) the transferring of installed capacity to more efficient plants, such as the projected closing in the short-term of a cement mill in Colombia; as well as c) the recoverability of certain investments in Colombia as described above, for the years ended December 31, 2017, 2016 and 2015, CEMEX adjusted the related fixed assets to their estimated value in use in those circumstances in which the assets would continue in operation based on estimated cash flows during the remaining useful life, or to their realizable value, in case of permanent shut down, and recognized impairment losses within the line item of “Other expenses, net” (notes 2.10 and 6).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Property, machinery and equipment, net — continued

During the years ended December 31, 2017, 2016 and 2015 impairment losses of fixed assets by countries are as follows:

		2017	2016	2015
Spain	Ps	452	—	392
Czech Republic		157	—	—
United States		153	277	269
Panama		56	—	118
France		50	—	—
Latvia		46	—	126
Mexico		45	46	46
Puerto Rico		—	1,087	172
Colombia		—	454	—
Other countries		25	35	22

	Ps	984	1,899	1,145

15)	GOODWILL AND INTANGIBLE ASSETS, NET

15.1)	BALANCES AND CHANGES DURING THE PERIOD

As of December 31, 2017 and 2016, consolidated goodwill, intangible assets and deferred charges were summarized as follows:

		2017				2016
		Cost	Accumulated amortization	Carrying Amount		Cost	Accumulated amortization	Carrying Amount
Intangible assets of indefinite useful life:
Goodwill	Ps	195,474	—	195,474	Ps	206,319	—	206,319
Intangible assets of definite useful life:
Extraction rights		39,603	(6,480)	33,123		40,995	(5,948)	35,047
Industrial property and trademarks		929	(364)	565		707	(350)	357
Customer relationships		3,859	(3,852)	7		4,343	(4,084)	259
Mining projects		797	(96)	701		961	(84)	877
Others intangible assets		14,941	(9,902)	5,039		13,814	(9,166)	4,648

	Ps	255,603	(20,694)	234,909	Ps	267,139	(19,632)	247,507

The amortization of intangible assets of definite useful life was Ps2,037 in 2017, Ps1,950 in 2016 and Ps1,572 in 2015, and was recognized within operating costs and expenses.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Goodwill

Changes in consolidated goodwill in 2017, 2016 and 2015, were as follows:

		2017	2016	2015
Balance at beginning of period	Ps	206,319	184,156	160,544
Business combinations		1,965	—	64
Disposals, net (note 4.3)		—	(3,340)	(552)
Reclassification to assets held for sale and other current assets (notes 4.2, 4.3 and 12)		(1,804)	(9,734)	—
Impairment losses		(1,920)	—	—
Foreign currency translation effects		(9,086)	35,237	24,100

Balance at end of period	Ps	195,474	206,319	184,156

Intangible assets of definite life

Changes in intangible assets of definite life in 2017, 2016 and 2015, were as follows:

		2017
		Extraction rights	Industrial property and trademarks	Customer relations	Mining projects	Others [1]	Total
Balance at beginning of period	Ps	35,047	357	259	877	4,648	41,188
Additions (disposals), net[1]		278	(783)	—	(148)	424	(229)
Business combinations (note 4.1)		—	—	—	4	72	76
Reclassifications (notes 4.1, 4.2 and 12)		—	—	(27)	—	—	(27)
Amortization for the period		(716)	(110)	(225)	(12)	(974)	(2,037)
Impairment losses		(38)	—	—	—	(12)	(50)
Foreign currency translation effects		(1,448)	1,101	—	(20)	881	514

Balance at the end of period	Ps	33,123	565	7	701	5,039	39,435

		2016
		Extraction rights	Industrial property and trademarks	Customer relations	Mining projects	Others [1]	Total	2015
Balance at beginning of period	Ps	30,327	622	1,004	805	3,808	36,566	32,940
Business combinations		—	—	—	—	—	—	616
Additions (disposals), net[1]		201	(760)	—	(382)	343	(598)	(186)
Reclassifications (notes 4.1, 4.2 and 12)		—	—	—	—	—	—	1
Amortization for the period		(712)	(293)	(658)	(12)	(275)	(1,950)	(1,572)
Impairment losses		(6)	—	—	—	(19)	(25)	(10)
Foreign currency translation effects		5,237	788	(87)	466	791	7,195	4,777

Balance at the end of period	Ps	35,047	357	259	877	4,648	41,188	36,566

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Intangible assets of definite life — continued

1	As of December 31, 2017 and 2016, “Others” includes the carrying amount of internal-use software of Ps2,981 and Ps2,544, respectively. Capitalized direct costs incurred in the development stage of internal-use software, such as professional fees, direct labor and related travel expenses, amounted to Ps1,422 in 2017, Ps769 in 2016 and Ps615 in 2015.

15.2)	ANALYSIS OF GOODWILL IMPAIRMENT

As of December 31, 2017 and 2016, goodwill balances allocated by operating segment were as follows:

		2017	2016
Mexico	Ps	7,371	7,529
United States		152,486	162,692
Europe
Spain		10,000	12,316
United Kingdom		6,335	6,371
France		4,796	4,524
Czech Republic		709	583
South, Central America and the Caribbean
Colombia		6,146	6,461
Dominican Republic		279	250
TCL		2,027	—
Rest of South, Central America and the Caribbean[1]		985	1,036
Asia, Middle East and Africa
Philippines		1,817	1,911
United Arab Emirates		1,769	1,865
Egypt		232	231
Others
Other reporting segments[2]		522	550

	Ps	195,474	206,319

1	This caption refers to the operating segments in the Caribbean, Costa Rica and Panama.
2	This caption is primarily associated with Neoris N.V., CEMEX’s subsidiary involved in the sale of information technology and services.

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

During the last quarter of each year, CEMEX performs its annual goodwill impairment test. Based on these analyses, during 2017, in connection with the Operating Segment in Spain, considering the uncertainty over the improvement indicators affecting the country’s construction industry, and consequently in the expected consumption of cement, ready-mix and aggregates, partially a result of the country’s complex prevailing political environment, which has limited expenditure in infrastructure projects, as well as the uncertainty in the expected

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Analysis of goodwill impairment — continued

price recovery and the effects of increased competition and imports, CEMEX’s management considered a reduction in the horizon of the related cash flows projections from 10 to 5 years and determined that the net book value of such Operating Segment in Spain, exceeded in Ps1,920 (US$98) the amount of the net present value of projected cash flows. As a result, CEMEX recognized an impairment loss of goodwill for the aforementioned amount as part of “Other expenses, net” in the income statement against the related goodwill balance.

During 2016 and 2015, CEMEX did not determine impairment losses of goodwill.

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

CEMEX’s pre-tax discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances were as follows:

	Discount rates			Growth rates
Groups of CGUs	2017	2016	2015	2017	2016	2015
United States	8.8%	8.6%	8.6%	2.5%	2.5%	2.5%
Spain	9.5%	9.5%	9.9%	1.7%	1.6%	1.9%
Mexico	10.2%	9.8%	9.6%	2.7%	2.9%	3.5%
Colombia	10.5%	10.0%	9.8%	3.7%	4.0%	4.0%
France	9.0%	9.1%	9.0%	1.8%	1.8%	1.6%
United Arab Emirates	10.4%	10.2%	10.2%	3.1%	3.4%	3.6%
United Kingdom	9.0%	8.8%	8.8%	1.7%	1.9%	2.3%
Egypt	11.8%	11.4%	12.5%	6.0%	6.0%	4.6%
Range of rates in other countries	9.1% - 11.7%	9.1% - 12.8%	9.0% - 13.8%	2.3% - 6.8%	2.2% - 7.0%	2.4% - 4.3%

As of December 31, 2017, the discount rates used by CEMEX in its cash flows projections in the countries with the most significant goodwill balances increased slightly as compared to the values determined in 2016. During the year, the funding cost observed in industry slightly decreased from 6.2% in 2016 to 6.1% in 2017 and the risk multiple associated to the Company also decreased from 1.29 in 2016 to 1.26 in 2017. Nonetheless, these decreases were offset by an increase in the risk free rate which change from 2.70% in 2016 to 2.76% in 2017, as

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Analysis of goodwill impairment — continued

well as by overall increases in the sovereign risk rate of the majority of the countries. As of December 31, 2016, the discount rates remained almost flat in most cases as compared to the values determined in 2015. Among other factors, the funding cost observed in industry decreased from 6.9% in 2015 to 6.2% in 2016, and the risk free rate decreased from approximately 3.2% in 2015 to 2.7 % in 2016. Nonetheless, these increases were offset by reductions in 2016 in the country specific sovereign yields in the majority of the countries where CEMEX operates. As of December 31, 2015, the discount rates remained almost flat in most cases as compared to the values determined in previous year. In respect to long-term growth rates, following general practice under IFRS, CEMEX uses country specific rates, which are mainly obtained from the Consensus Economics, a compilation of analysts’ forecast worldwide, or from the International Monetary Fund when the first are not available for a specific country.

In connection with the assumptions included in the table above, CEMEX made sensitivity analyses to changes in assumptions, affecting the value in use of all groups of CGUs with an independent reasonable possible increase of 1% in the pre-tax discount rate, and an independent possible decrease of 1% in the long-term growth rate. In addition, CEMEX performed cross-check analyses for reasonableness of its results using multiples of Operating EBITDA. In order to arrive at these multiples, which represent a reasonableness check of the discounted cash flow models, CEMEX determined a weighted average multiple of Operating EBITDA to enterprise value observed in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of CGUs to which goodwill has been allocated. CEMEX considered an industry weighted average Operating EBITDA multiple of 9.0 times in 2017, 2016 and 2015. CEMEX’s own Operating EBITDA multiple was 8.5 times in 2017, 8.9 times in 2016 and 8.7 times in 2015. The lowest multiple observed in CEMEX’s benchmark was 6.5 times in 2017, 5.9 times in 2016 and 5.8 times in 2015, and the highest being 18.9 times in 2017, 18.3 times in 2016 and 18.0 times in 2015.

As of December 31, 2017, 2016 and 2015, except for the Operating Segment in Spain described above, in which CEMEX determined an impairment loss of goodwill in 2017, none of the other CEMEX’s sensitivity analyses resulted in a potential impairment risk in CEMEX’s operating segments. CEMEX continually monitors the evolution of the specific CGUs to which goodwill has been allocated that have presented relative goodwill impairment risk in any of the reported periods and, in the event that the relevant economic variables and the related cash flows projections would be negatively affected, it may result in a goodwill impairment loss in the future.

As of December 31, 2017 and 2016, goodwill allocated to the United States accounted for approximately 78% and 79%, respectively, of CEMEX’s total amount of consolidated goodwill. In connection with CEMEX’s determination of value in use relative to its groups of CGUs in the United States in the reported periods, CEMEX has considered several factors, such as the historical performance of such operating segment, including the operating results in recent years, the long-term nature of CEMEX’s investment, the signs of recovery in the construction industry over the last years, the significant economic barriers for new potential competitors considering the high investment required, and the lack of susceptibility of the industry to technology improvements or alternate construction products, among other factors. CEMEX has also considered recent developments in its operations in the United States, such as the decrease in ready-mix concrete volumes of approximately 1% in 2017, affected by the hurricanes occurred in Texas and Florida during the year, and the increases of 1% in 2016 and 13% in 2015, and the increases in ready-mix concrete prices of approximately 1% in 2017, 1% in 2016 and 5% in 2015, which are key drivers for cement consumption and CEMEX’s profitability, and which trends are expected to continue over the next few years, as anticipated in CEMEX’s cash flow projections.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

16)	FINANCIAL INSTRUMENTS

16.1)	SHORT-TERM AND LONG-TERM DEBT

As of December 31, 2017 and 2016, CEMEX´s consolidated debt summarized by interest rates and currencies, was as follow:

		2017				2016
		Short-term	Long-term	Total		Short-term	Long-term	Total
Floating rate debt	Ps	7,282	53,389	60,671	Ps	519	64,550	65,069
Fixed rate debt		9,691	123,633	133,324		703	170,466	171,169

	Ps	16,973	177,022	193,995	Ps	1,222	235,016	236,238

Effective rate[1]
Floating rate		6.1%	3.0%			9.7%	4.4%
Fixed rate		4.8%	5.7%			4.4%	6.5%

		2017					2016
Currency		Short- term	Long- term	Total	Effective rate[1]		Short- term	Long- term	Total	Effective rate[1]
Dollars	Ps	6,206	107,508	113,714	5.9%	Ps	114	179,675	179,789	6.3%
Euros		9,705	54,906	64,611	3.5%		50	55,292	55,342	4.3%
Pounds		—	9,141	9,141	2.6%		—	—	—	—
Philippine pesos		—	5,408	5,408	4.6%		—	—	—	—
Pesos		—	—	—	—		648	—	648	4.4%
Other currencies		1,062	59	1,121	6.2%		410	49	459	10.2%

	Ps	16,973	177,022	193,995		Ps	1,222	235,016	236,238

1	In 2017 and 2016, represents the weighted average interest rate of the related debt agreements.

As of December 31, 2017 and 2016, CEMEX´s consolidated debt summarized by type of instrument, was as follow:

2017		Short- term	Long- term	2016		Short- term	Long- term
Bank loans				Bank loans
Loans in foreign countries, 2018 to 2022	Ps	910	5,439	Loans in foreign countries, 2017 to 2022	Ps	261	1,090
Syndicated loans, 2018 to 2020		—	50,132	Syndicated loans, 2017 to 2020		36	57,032

		910	55,571			297	58,122

Notes payable				Notes payable
Notes payable in Mexico, 2018		—	—	Notes payable in Mexico, 2017		—	648
Medium-term notes, 2018 to 2026		224	133,949	Medium-term notes, 2017 to 2026		—	173,656
Other notes payable, 2018 to 2025		154	3,187	Other notes payable, 2017 to 2025		173	3,342

		378	137,136			173	177,646

Total bank loans and notes payable		1,288	192,707	Total bank loans and notes payable		470	235,768
Current maturities		15,685	(15,685)	Current maturities		752	(752)

	Ps	16,973	177,022		Ps	1,222	235,016

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Short-term and long-term debt — continued

As of December 31, 2017 and 2016, discounts, fees and other direct costs incurred in the issuance of CEMEX’s outstanding notes payable and bank loans for US$84 and US$84, respectively, adjust the balance of notes payable and are amortized to financing expense over the maturity of the related debt instruments.

Changes in consolidated debt for the years ended December 31, 2017, 2016 and 2015 were as follows:

		2017	2016	2015
Debt at beginning of year	Ps	236,238	229,343	205,834
Proceeds from new debt instruments		93,620	48,748	52,764
Debt repayments		(128,411)	(85,798)	(64,237)
Foreign currency translation and inflation effects		(7,452)	43,945	34,982

Debt at end of year	Ps	193,995	236,238	229,343

As of December 31, 2017 and 2016, as presented in the table above of debt by type of instrument, approximately 29% and 25%, respectively, of CEMEX’s total indebtedness, was represented by bank loans, of which the most significant portion corresponded to those balances under CEMEX’s facilities agreement entered into with 20 financial institutions on July 19, 2017 for an amount in different currencies equivalent to approximately US$4,050 at the origination date (the “2017 Credit Agreement”) which was mainly used to refinance the approximately US$3,680 outstanding under the facilities agreement dated September 29, 2014, as amended several times in 2015 and 2016 (the “2014 Credit Agreement”). In addition, as part of CEMEX’s currency diversification in its debt portfolio described in note 16.5, during 2017, CEMEX replaced debt denominated in dollars for US$280 pursuant to the negotiation of a bank loan denominated in Philippine pesos.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Short-term and long-term debt — continued

In addition, as of December 31, 2017 and 2016, as presented in the table above of debt by type of instrument, approximately 71% and 75%, respectively, of CEMEX’s total indebtedness, was represented by notes payable, of which, the most significant portion was long-term in both periods. As of December 31, 2017 and 2016, CEMEX’s long-term notes payable are detailed as follows:

Description	Date of issuance	Issuer[1,2]	Currency	Principal amount	Rate[1]	Maturity Date	Repurchased amount US$	Outstanding amount[3] US$	2017	2016
April 2026 Notes[8]	16/Mar/16	CEMEX, S.A.B. de C.V.	Dollar	1,000	7.75%	16/Apr/26	—	1,000	Ps 19,568	20,631
July 2025 Notes	02/Apr/03	CEMEX Materials LLC	Dollar	150	7.70%	21/Jul/25	—	150	3,061	3,249
March 2025 Notes	03/Mar/15	CEMEX, S.A.B. de C.V.	Dollar	750	6.125%	05/May/25	—	750	14,691	15,488
January 2025 Notes	11/Sep/14	CEMEX, S.A.B. de C.V.	Dollar	1,100	5.70%	11/Jan/25	(29)	1,071	20,988	22,124
December 2024 Notes[4]	05/Dec/17	CEMEX, S.A.B. de C.V.	Euro	650	2.75%	05/Dec/24	—	780	15,257	—
June 2024 Notes[8]	14/Jun/16	CEMEX Finance LLC	Euro	400	4.625%	15/Jun/24	—	480	9,390	8,665
April 2024 Notes	01/Apr/14	CEMEX Finance LLC	Dollar	1,000	6.00%	01/Apr/24	(10)	990	18,924	19,886
March 2023 Notes	03/Mar/15	CEMEX, S.A.B. de C.V.	Euro	550	4.375%	05/Mar/23	—	660	12,938	11,948
October 2022 Notes[5], [8]	12/Oct/12	CEMEX Finance LLC	Dollar	1,500	9.375%	12/Oct/22	(1,500)	—	—	21,738
January 2022 Notes[5]	11/Sep/14	CEMEX, S.A.B. de C.V.	Euro	400	4.75%	11/Jan/22	—	480	9,434	8,696
April 2021 Notes[6]	01/Apr/14	CEMEX Finance LLC	Euro	400	5.25%	01/Apr/21	(447)	—	—	8,679
January 2021 Notes[7], [8]	02/Oct/13	CEMEX, S.A.B. de C.V.	Dollar	1,000	7.25%	15/Jan/21	(659)	341	6,606	14,845
December 2019 Notes[5], [7], [8]	12/Aug/13	CEMEX, S.A.B. de C.V.	Dollar	1,000	6.50%	10/Dec/19	(1,000)	—	—	14,471
October 2018 Variable Notes[8]	02/Oct/13	CEMEX, S.A.B. de C.V.	Dollar	500	L+475bps	15/Oct/18	(187)	313	6,154	6,485
November 2017 Notes	30/Nov/07	CEMEX, S.A.B. de C.V.	Peso	627	4.40%	17/Nov/17	(37)	—	—	648
Other notes payable									125	93

									Ps 137,136	177,646

1	In all applicable cases the issuer refers to CEMEX España, S.A. acting through its Luxembourg Branch. The letter “L” included above refers to LIBOR, which represents the London Inter-Bank Offered Rate, variable rate used in international markets for debt denominated in U.S. dollars. As of December 31, 2017 and 2016, 3-Month LIBOR rate was 1.6943% and 0.9979%, respectively. The contraction “bps” means basis points. One hundred basis points equal 1%.
2	Unless otherwise indicated, all issuances are fully and unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., CEMEX Asia, B.V., CEMEX Corp., CEMEX Egyptian Investments, B.V., CEMEX Finance LLC, CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG and CEMEX UK. CEMEX Egyptian Investments II, B.V. and CEMEX Shipping B.V. originally guaranteed the issuances listed above but were merged into CEMEX España, S.A. on October 3, 2016.
3	Presented net of all outstanding notes repurchased and held by CEMEX’s subsidiaries.
4	On December 5, 2017, CEMEX issued €650 of 2.75% senior secured notes due December 5, 2024 (the “December 2024 Notes”). The proceeds will be used to repay other indebtedness.
5

In connection with tender offers or the execution of call notice, as applicable, on December 10, 2017, CEMEX repurchased the outstanding amount of the December 2019 Notes for an aggregate principal amount of US$611; and on September 25, 2017, CEMEX repurchased US$701 aggregate principal amount of the October 2022 Notes. The notes of the holders that did not tender in the offer for US$343 were redeemed on October 12, 2017. In addition, on

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Short-term and long-term debt — continued

November 28, 2017, CEMEX announced its intention to redeem the total outstanding amount of the January 2022 Notes for an aggregate principal amount of €400 (US$480 or Ps9,432) that would be payable on January 10, 2018 and are presented as current maturities of long-term debt in the statement of financial position as of December 31, 2017 (note 26).
6	On May 31, 2017, by means of a tender offer for the April 2021 Notes, CEMEX redeemed the remaining €400 of aggregate principal amount of such notes.
7	On February 28, 2017, by means of a tender offer, CEMEX repurchased US$385 aggregate principal amount of the January 2021 Notes and US$90 of the December 2019 Notes.
8	During 2016, by means of tender offers, using available funds from the issuance of the April 2026 Notes, the June 2024 Notes, the sale of assets and cash flows provided by operating activities, CEMEX completed the purchase of US$739 principal amount of the October 2022 Notes, the purchase of US$178 principal amount of the October 2018 Variable Notes, the purchase of US$219 principal amount of the December 2019 Notes, and the purchase of US$242 principal amount of the January 2021 Notes.

During 2017, 2016 and 2015, as a result of the debt transactions incurred including exchange offers and tender offers to replace and/or repurchase existing debt instruments, CEMEX paid combined premiums, fees and issuance costs for US$251 (Ps4,930), US$196 (Ps4,061) and US$61 (Ps1,047), respectively, of which US$212 (Ps4,160) in 2017, US$151 (Ps3,129) in 2016 and US$35 (Ps604) in 2015 are associated with the extinguished portion of the exchanged or repurchased notes and were recognized in the statement of operations in each year within “Financial expense”. In addition, US$39 (Ps770) in 2017, US$45 (Ps932) in 2016 and US$26 (Ps443) in 2015, corresponding to issuance costs of new debt and/or the portion of the combined premiums, fees and issuance costs treated as a refinancing of the old instruments by considering that: a) the relevant economic terms of the old and new notes were not substantially different; and b) the final holders of the new notes were the same of such portion of the old notes; adjusted the carrying amount of the new debt instruments, and are amortized over the remaining term of each instrument. Moreover, proportional fees and issuance costs related to the extinguished debt instruments for US$16 (Ps310) in 2017, US$37 (Ps767) in 2016 and US$31 (Ps541) in 2015 that were pending for amortization were recognized in the statement of operations of each year as part of “Financial expense.”

The maturities of consolidated long-term debt as of December 31, 2017, were as follows:

		2017
2019	Ps	30
2020		10,175
2021		26,948
2022		19,594
2023 and thereafter.		120,275

	Ps	177,022

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Short-term and long-term debt — continued

As of December 31, 2017, CEMEX had the following lines of credit, the majority of which are uncommitted, at annual interest rates ranging between 1.25% and 6.50%, depending on the negotiated currency:

		Lines of credit	Available
Other lines of credit in foreign subsidiaries	Ps	9,506	7,237
Other lines of credit from banks		9,309	8,169

	Ps	18,815	15,406

2017 Credit Agreement, 2014 Credit Agreement and Facilities Agreement

As mentioned above, on July 19, 2017, the Parent Company and certain subsidiaries entered into the 2017 Credit Agreement with 20 financial institutions for an amount in different currencies equivalent to US$4,050 at the origination date, which proceeds were used to refinance in full the US$3,680 then outstanding under the 2014 Credit Agreement and other debt repayments, allowing CEMEX to increase the average life of its syndicated bank debt to approximately 4.3 years with a final maturity in July 2022. All tranches under the 2017 Credit Agreement have substantially the same terms, including an applicable margin over the benchmark interest rate of between 125 to 350 basis points, depending on CEMEX’s consolidated debt leverage ratio; and the tranches share the same guarantors and collateral package as the original tranches under the 2014 Credit Agreement and other secured debt obligations of CEMEX. As of December 31, 2017, total commitments under the 2017 Credit Agreement included US$2,746 (Ps53,959), €741 (US$889 or Ps17,469), £344 (US$465 or Ps9,137), out of which about US$1,135 (Ps22,303) were in a revolving credit facility. All tranches under the 2017 Credit Agreement amortize in five equal semi-annual payments beginning in July 2020, except for the commitments under the revolving credit which have a five-year maturity.

The original proceeds from the 2014 Credit Agreement of US$1,350 were fully used to repay debt under the then existing facilities agreement entered into on September 17, 2012, as amended from time to time (the “Facilities Agreement”). On July 30, 2015, after several repayments under the Facilities Agreement using proceeds from other debt issuances, CEMEX repaid in full the then total amount outstanding of US$1,937 (Ps33,375) under the Facilities Agreement with additional funds from 21 financial institutions, which joined the 2014 Credit Agreement under new tranches, allowing CEMEX to increase the then average life of its syndicated bank debt to approximately 4 years as of such date. On November 30, 2016, CEMEX prepaid US$373 (Ps7,729) corresponding to the September 2017 amortization under the 2014 Credit Agreement and agreed with the lenders to exchange current funded commitments for US$664 maturing in 2018 into the revolving facility, maintaining their original amortization schedule and the same terms and conditions.

As of December 31, 2016, total commitments under the 2014 Credit Agreement included US$2,826 (Ps58,555) and €746 (US$785 or Ps16,259), out of which about US$1,413 (Ps29,277) were in a revolving credit facility. Considering all commitments, the amortization profile was of US$783 in 2018, US$883 in 2019 and US$1,096 in 2020.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

2017 Credit Agreement, 2014 Credit Agreement and Facilities Agreement — continued

All tranches under the 2017 Credit Agreement have substantially the same terms, including an applicable margin over LIBOR or EURIBOR, as applicable, of between 125 to 350 basis points, depending on the leverage ratio (as defined below) of CEMEX, as follows:

Consolidated leverage ratio	Applicable margin
> = 5.50x	350 bps
< 5.00x > 4.50x	300 bps
< 4.50x > 4.00x	250 bps
< 4.00x > 3.50x	212.5 bps
< 3.50x > 3.00x	175 bps
< 3.00x > 2.50x	150 bps
< 2.50x	125 bps

The 2017 Credit Agreement also modified the consolidated leverage ratio and consolidated coverage ratio limits as described below in the financial covenants section.

For the years ended December 31, 2017 and 2016, under both the 2017 Credit Agreement and the 2014 Credit Agreement, CEMEX was required to comply with the following thresholds: (a) the aggregate amount allowed for capital expenditures cannot exceed US$1,000 per year excluding certain capital expenditures, and, joint venture investments and acquisitions by CHP and its subsidiaries and CLH and its subsidiaries, which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit for each of CHP and CLH of US$500 (or its equivalent); and (b) the amounts allowed for permitted acquisitions and investments in joint ventures cannot exceed US$400 per year. Nonetheless, such limitations do not apply if capital expenditures or acquisitions do not exceed free cash flow generation, are funded with equity or asset disposals proceeds.

The debt under the 2017 Credit Agreement and previously under the 2014 Credit Agreement is guaranteed by CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., CEMEX Asia, B.V., CEMEX Corp., CEMEX Egyptian Investments, B.V., CEMEX Finance LLC, CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG and CEMEX UK. In addition, the debt under such agreements (together with all other senior capital markets debt issued or guaranteed by CEMEX, and certain other precedent facilities) is also secured by a first-priority security interest in: (a) substantially all the shares of CEMEX México, S.A. de C.V., CEMEX Operaciones México, S.A. de C.V, New Sunward Holding B.V., CEMEX Trademarks Holding Ltd. and CEMEX España, S.A. (the “Collateral”); and (b) all proceeds of such Collateral. CEMEX Egyptian Investments II, B.V. and CEMEX Shipping, B.V. originally guaranteed the 2014 Credit Agreement but were merged into CEMEX España, S.A. in October 2016.

In addition to the restrictions mentioned above, and subject in each case to the permitted negotiated amounts and other exceptions, CEMEX is also subject to a number of negative covenants that, among other things, restrict or limit its ability to: (i) create liens; (ii) incur additional debt; (iii) change CEMEX’s business or the business of any obligor or material subsidiary (in each case, as defined in the 2017 Credit Agreement); (iv) enter into mergers; (v) enter into agreements that restrict its subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

2017 Credit Agreement, 2014 Credit Agreement and Facilities Agreement — continued

while the Leverage Ratio remains above 4.0 times; and (xi) enter into speculative derivatives transactions. The 2017 Credit Agreement contains a number of affirmative covenants that, among other things, require CEMEX to provide periodic financial information to its lenders. However, a number of those covenants and restrictions will automatically cease to apply or become less restrictive if CEMEX so elects when: (i) CEMEX’s Leverage Ratio (as defined hereinafter) for the two most recently completed quarterly testing periods is less than or equal to 3.75 times; and (ii) no default under the 2017 Credit Agreement is continuing. At that point the Leverage Ratio must not exceed 3.75 times. Restrictions that will cease to apply when CEMEX satisfies such conditions include the capital expenditure limitations mentioned above and several negative covenants, including limitations on CEMEX’s ability to declare or pay cash dividends and distributions to shareholders, limitations on CEMEX’s ability to repay existing financial indebtedness, certain asset sale restrictions, and restrictions on exercising call options in relation to any perpetual bonds CEMEX issues. At such time, several baskets and caps relating to negative covenants will also increase, including permitted financial indebtedness, permitted guarantees and limitations on liens. However, CEMEX cannot assure that it will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the 2017 Credit Agreement.

In addition, the 2017 Credit Agreement, and previously the 2014 Credit Agreement, contains events of default, some of which may occur and are outside of CEMEX’s control such as expropriation, sequestration and availability of foreign exchange. As of December 31, 2017 and 2016, CEMEX was not aware of any event of default. CEMEX cannot assure that in the future it will be able to comply with the restrictive covenants and limitations contained in the 2017 Credit Agreement. CEMEX’s failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect CEMEX’s business and financial condition.

Financial Covenants

The 2017 Credit Agreement and previously the 2014 Credit Agreement requires CEMEX the compliance with financial ratios, which mainly include: a) the consolidated ratio of debt to Operating EBITDA (the “Leverage Ratio”); and b) the consolidated ratio of Operating EBITDA to interest expense (the “Coverage Ratio”). These financial ratios are calculated according to the formulas established in the debt contracts using the consolidated amounts under IFRS. As of December 31, 2017, CEMEX must comply with a Coverage ratio and a Leverage ratio for each period of four consecutive fiscal quarters as follows:

Period	Coverage ratio	Period	Leverage ratio
For the period ending on December 31, 2017 up to and including the period ending on March 31, 2020	> = 2.50	For the period ending on December 31, 2017 up to and including the period ending on March 31, 2018	< = 5.25
		For the period ending on June 30, 2018 up to and including the period ending on September 30, 2018	< = 5.00
For the period ending on June 30, 2020 and each subsequent reference period	> = 2.75	For the period ending on December 31, 2018 up to and including the period ending on March 31, 2019	< = 4.75
		For the period ending on June 30, 2019 up to and including the period ending on March 31, 2020	< = 4.50
		For the period ending on June 30, 2020 and each subsequent reference period	< = 4.25

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Financial Covenants — continued

CEMEX’s ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets. For the compliance periods ended as of December 31, 2017, 2016 and 2015, taking into account the 2017 Credit Agreement and the 2014 Credit Agreement, as applicable, CEMEX was in compliance with the financial covenants imposed by its debt contracts. The main consolidated financial ratios as of December 31, 2017, 2016 and 2015 were as follows:

		Consolidated financial ratios
		2017	2016	2015
Leverage ratio[1,2]	Limit	< = 5.25	< = 6.00	< = 6.00
	Calculation	3.85	4.22	5.21

Coverage ratio[3]	Limit	> = 2.50	> = 1.85	> = 1.85
	Calculation	3.46	3.18	2.61

1	The leverage ratio is calculated in pesos by dividing “Funded debt” by pro forma Operating EBITDA for the last twelve months as of the calculation date. Funded debt equals debt, as reported in the statement of financial position, excluding finance leases, components of liability of convertible subordinated notes, plus perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments.
2	Pro forma Operating EBITDA represents, all calculated in pesos, Operating EBITDA for the last twelve months as of the calculation date, plus the portion of Operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, minus Operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated.
3	The coverage ratio is calculated in pesos using the amounts from the financial statements, by dividing the pro forma Operating EBITDA by the financial expense for the last twelve months as of the calculation date. Financial expense includes interest accrued on the perpetual debentures.

CEMEX will classify all of its outstanding debt as current debt in its statement of financial position if: 1) as of any measurement date CEMEX fails to comply with the aforementioned financial ratios; or 2) the cross default clause that is part of the 2017 Credit Agreement is triggered by the provisions contained therein; 3) as of any date prior to a subsequent measurement date CEMEX expects not to be in compliance with such financial ratios in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) a signed refinancing agreement to refinance the relevant debt on a long-term basis. Moreover, concurrent with the aforementioned classification of debt in the short-term, the noncompliance of CEMEX with the financial ratios agreed upon pursuant to the 2017 Credit Agreement or, in such event, the absence of a waiver of compliance or a negotiation thereof, after certain procedures upon CEMEX’s lenders’ request, they would call for the acceleration of payments due under the 2017 Credit Agreement. That scenario will have a material adverse effect on CEMEX’s liquidity, capital resources and financial position.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

16.2)	OTHER FINANCIAL OBLIGATIONS

As of December 31, 2017 and 2016, other financial obligations in the consolidated statement of financial position are detailed as follows:

		2017				2016
		Short-term	Long-term	Total		Short-term	Long-term	Total
I. Convertible subordinated notes due 2020	Ps	—	9,985	9,985	Ps	—	10,417	10,417
II. Convertible subordinated notes due 2018		7,115	—	7,115		—	13,575	13,575
III. Mandatorily convertible securities 2019		323	371	694		278	689	967
IV. Liabilities secured with accounts receivable		11,313	—	11,313		11,095	—	11,095
V. Finance leases		611	2,503	3,114		285	1,291	1,576

	Ps	19,362	12,859	32,221	Ps	11,658	25,972	37,630

Financial instruments convertible into CEMEX’s shares contain components of liability and equity, which are recognized differently depending upon the currency in which the instrument is denominated and the functional currency of the issuer (note 2.6).

I.	Optional convertible subordinated notes due 2020

During 2015, the Parent Company issued US$521 aggregate principal amount of 3.72% convertible subordinated notes due in March 2020 (the “2020 Convertible Notes”). The 2020 Convertible Notes were issued: a) US$200 as a result of the exercise in March 13, 2015 of US$200 notional amount of Contingent Convertible Units (“CCUs”) (described below), and b) US$321 as a result of the exchange with certain investors in May 2015, which together with early conversions, resulted in settlement of US$626 aggregate principal amount of 3.25% convertible subordinated notes due in 2016 (the “2016 Convertible Notes”) held by such investors and the issuance and delivery by the Parent Company of an estimated 42 million ADSs, which included a number of additional ADSs issued to the holders as non-cash inducement premiums. The 2020 Convertible Notes, which are subordinated to all of CEMEX’s liabilities and commitments, are convertible into a fixed number of the Parent Company’s ADSs at any time at the holder’s election and are subject to antidilution adjustments. The difference at the exchange date between the fair value of the 2016 Convertible Notes and the 42 million ADSs against the fair value of the 2020 Convertible Notes represented a loss of Ps365 recognized in 2015 as part of “Financial income and other items, net”. The aggregate fair value of the conversion option as of the issuance dates which amounted to Ps199 was recognized in other equity reserves. As of December 31, 2017 and 2016, the conversion price per ADS was approximately 11.01 dollars and 11.45 dollars, respectively. After antidilution adjustments, the conversion rate as of December 31, 2017 and 2016 was 90.8592 ADS and 87.3646 ADS per each 1 thousand dollars principal amount of such notes, respectively.

In October 2014, in connection with US$204 remaining principal amount of 4.875% Optional Convertible Subordinated Notes due in March 2015 (the “2015 Convertible Notes”), the Parent Company issued US$200 notional amount of CCUs at an annual rate of 3.0% on the notional amount, by means of which, in exchange for coupon payments, CEMEX secured the refinancing for any of the 2015 Convertible Notes that would mature without conversion up to US$200 of the principal amount. Pursuant to the CCUs, holders invested the US$200 in U.S. treasury bonds, and irrevocably agreed to apply such investment in March 2015, if necessary, to subscribe new convertible notes of the Parent Company for up to US$200. In March 2015, CEMEX exercised the CCUs, issued US$200 principal amount of the 2020 Convertible Notes to the holders of the CCUs and repaid the US$204 remaining principal amount of the 2015 Convertible Notes.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

II.	Optional convertible subordinated notes due in 2016 and 2018

On March 15, 2011, the Parent Company closed the offering of US$978 principal amount of the 2016 Convertible Notes and US$690 principal amount of 3.75% convertible subordinated notes due in 2018 (the “2018 Convertible Notes”). The notes were subordinated to all of CEMEX’s liabilities and commitments. The notes are convertible into a fixed number of the Parent Company’s ADSs and are subject to antidilution adjustments. After the exchange of notes described in the paragraph above, the US$352 of the 2016 Convertible Notes that remained outstanding, were repaid in cash at their maturity on March 15, 2016. On June 19, 2017, the Parent Company agreed with certain institutional holders the early conversion of US$325 of the 2018 Convertible Notes in exchange for the issuance of approximately 43 million ADSs, which included the number of additional ADSs issued to the holders as non-cash inducement premiums. As a result of the early conversion, the liability component of the converted notes of Ps5,468 was reclassified from other financial obligations to other equity reserves. In addition, the Parent Company increased common stock for Ps4 and additional paid-in capital for Ps7,059 against other equity reserves, and recognized expense for the inducement premiums paid in shares of Ps769, recognized within “Financial income and others items, net.” in the income statement for 2017. As of December 31, 2017 and 2016, the conversion price per ADS of the notes then outstanding was approximately 8.57 dollars and 8.92 dollars, respectively. After antidilution adjustments, the conversion rate as of December 31, 2017 and 2016 was 116.6193 ADS and 112.1339 ADS, respectively, per each 1 thousand dollars principal amount of such notes. Concurrent with the offering of the 2016 and 2018 Convertible Notes, a portion of the net proceeds from this transaction were used by CEMEX to fund the purchase of capped call options, which when purchased were generally expected to reduce the potential dilution cost to CEMEX upon the potential conversion of such notes (note 16.4).

III.	Mandatorily convertible securities due in 2019

In December 2009, the Parent Company exchanged debt into US$315 principal amount of 10% mandatorily convertible securities in pesos with maturity in 2019 (the “2019 Mandatorily Convertible Securities”). Reflecting antidilution adjustments, the notes will be converted at maturity or earlier if the price of the CPO reaches Ps26.22 into approximately 236 million CPOs at a conversion price of Ps17.48 per CPO. Holders have an option to voluntarily convert their securities on any interest payment date into CPOs. The conversion option embedded in these securities is treated as a stand-alone derivative liability at fair value through the statement of operations (note 16.4).

IV.	Liabilities secured with accounts receivable

As mentioned in note 9, as of December 31, 2017 and 2016, in connection with trade receivables sold under CEMEX’s outstanding programs, the funded amounts of such receivables sold are recognized in “Other financial obligations” in the statement of financial position.

V.	Finance leases

CEMEX has several operating and administrative assets, including buildings and mobile equipment, under finance lease contracts. Future payments associated with these contracts are presented in note 23.5.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

16.3)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

The carrying amounts of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities. Cash equivalents and certain long-term investments are recognized at fair value, considering to the extent available, quoted market prices for the same or similar instruments. The estimated fair value of CEMEX´s long-term debt is level 2, and is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX. As of December 31, 2017 and 2016, the carrying amounts of financial assets and liabilities and their respective fair values were as follows:

		2017			2016
		Carrying amount	Fair value		Carrying amount	Fair value
Financial assets
Derivative instruments (notes 13.2 and 16.4)	Ps	794	794	Ps	1,900	1,900
Other investments and non-current accounts receivable (note 13.2)		4,964	4,964		5,220	5,220

	Ps	5,758	5,758	Ps	7,120	7,120

Financial liabilities
Long-term debt (note 16.1)	Ps	177,022	184,220	Ps	235,016	241,968
Other financial obligations (note 16.2)		12,859	13,381		25,972	27,419
Derivative instruments (notes 16.4 and 17)		402	402		818	818

	Ps	190,283	198,003	Ps	261,806	270,205

Fair Value Hierarchy

As of December 31, 2017 and 2016, assets and liabilities carried at fair value in the consolidated statements of financial position are included in the following fair value hierarchy categories:

2017		Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative instruments (notes 13.2 and 16.4)	Ps	—	794	—	794
Investments available-for-sale (note 13.2)		275	—	—	275
Investments held for trading (note 13.2)		—	77	—	77

	Ps	275	871	—	1,146

Liabilities measured at fair value
Derivative instruments (notes 16.4 and 17)	Ps	—	402	—	402

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Fair Value Hierarchy  — continued

2016		Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative instruments (notes 13.2 and 16.4)	Ps	—	1,900	—	1,900
Investments available-for-sale (note 13.2)		491	—	—	491
Investments held for trading (note 13.2)		—	157	—	157

	Ps	491	2,057	—	2,548

Liabilities measured at fair value
Derivative instruments (notes 16.4 and 17)	Ps	—	818	—	818

16.4)	DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee, the restrictions set forth by its debt agreements and its hedging strategy (note 16.5), CEMEX held derivative instruments, with the objectives of, as the case may be of: a) changing the risk profile or fixed the price of fuels and electric energy; b) foreign exchange hedging; c) hedge of forecasted transactions; and d) other corporate purposes. As of December 31, 2017 and 2016, the notional amounts and fair values of CEMEX’s derivative instruments were as follows:

		2017		2016
(U.S. dollars millions)		Notional amount	Fair value	Notional amount	Fair value
I. Net investment hedge	US$	1,160	47	—	—
II. Foreign exchange forwards related to forecasted transactions		381	3	80	—
III. Equity forwards on third party shares		168	7	—	—
IV. Interest rate swaps		137	16	147	23
V. Fuels price hedging		72	20	77	15
VI. 2019 Mandatorily Convertible Securities and options on the Parent Company’s own shares		—	(20)	576	26

	US$	1,918	73	880	64

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

The caption “Financial income and other items, net” includes gains and losses related to the recognition of changes in fair values of the derivative instruments during the applicable period and that represented net gains of US$9 (Ps161) in 2017, net gains of US$17 (Ps317) in 2016 and net losses of US$173 (Ps2,981) in 2015, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Derivative financial instruments — continued

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX’s overall exposure attributable to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts of cash exchanged by the parties, and consequently, there is no direct measure of CEMEX’s exposure to the use of these derivatives. The amounts exchanged are determined based on the basis of the notional amounts and other terms included in the derivative instruments.

I.	Net investment hedge

During March 2017, CEMEX began the implementation of a long-term US$ / MXP foreign exchange forward program which notional amount is planned to be up to US$1,250, with monthly revolving settlement dates from 1 to 24 months. The average life of these contracts will be approximately one year. As of December 31, 2017, there are forward contract with a notional amount of US$1,160. For accounting purposes under IFRS, CEMEX has designated this program as a hedge of CEMEX’s net investment in Mexican pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the year ended December 31, 2017, these contracts generated gains of US$6 (Ps110).

II.	Foreign exchange forwards related to forecasted transactions

As of December 31, 2017, CEMEX held US$ / Euro foreign exchange forward contracts maturing in January 10, 2018, negotiated to maintain the Euro value of a portion of the 2024 December Notes issued in Euros during December 2017, after converting a portion of these proceeds in U.S. dollar to settle other indebtedness in dollars in December 2017, but as the final use of these proceeds was projected to be the settlement of other indebtedness in Euros during 2018 (note 16.1). In addition, as of December 31, 2016, CEMEX held US$ / MXP foreign exchange forward contracts maturing in February 2017, negotiated to hedge the U.S. dollar value of the proceeds from the expected sale of pumping assets in Mexico (note 4.3). For the years ended December 31, 2017, 2016 and 2015, the results of these instruments related to forecasted transactions, including the effects resulting from positions entered and settled during the year, generated losses of US$17 (Ps337) in 2017, gains of US$10 (Ps186) in 2016 and gains of US$26 (Ps448) in 2015, recognized within “Financial income and other items, net” in the income statement.

III.	Equity forwards on third party shares

As of December 31, 2017, in connection with the definitive sale of CEMEX’s remaining GCC shares in September 2017 to two financial institutions which hold all corporate rights and control the aforementioned shares (note 13.1), CEMEX negotiated equity forward contracts to be settled in cash maturing in March 2019 over the price of approximately 31.4 million GCC shares. During 2017, changes in the fair value of these instruments generated losses of US$24 (Ps463) recognized within “Financial income and other items, net” in the income statement.

In October 2015, Axtel, a Mexican telecommunications company traded in the MSE, announced its merger with Alestra, a Mexican entity provider of information technology solutions and member of Alfa Group, which was effective beginning February 15, 2016. In connection with this announcement, considering that upon completion of the merger any shares of Axtel would be exchanged proportionately according to the new ownership interests

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Equity forwards on third party shares — continued

for shares in the new merged entity that remained public, the business outlook of such new entity and that CEMEX held an existing investment in Axtel prior to the merger, on January 6, 2016, CEMEX settled in cash a forward contract it maintained over the price of 59.5 million CPOs of Axtel maturing in October 2016 and received US$4, net of transaction costs. In a separate transaction, CEMEX purchased in the market 59.5 million CPOs of Axtel and increased its existing investment in Axtel as part of CEMEX’s investments available for sale (note 13.2). Changes in the fair value of this instrument generated losses of US$2 (Ps30) in 2016 and gains of US$15 (Ps258) in 2015, recognized in the income statement for each period.

IV.	Interest rate swap contracts

As of December 31, 2017 and 2016, CEMEX had an interest rate swap maturing in September 2022 associated with an agreement entered into by CEMEX for the acquisition of electric energy in Mexico, which fair value represented assets of US$16 (Ps314) and US$23 (Ps477), respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, CEMEX will receive a fixed rate of 5.4% and will pay LIBOR. Changes in the fair value of this interest rate swap generated losses of US$6 (Ps114) in 2017, US$6 (Ps112) in 2016 and US$4 (Ps69) in 2015, recognized in the income statement for each period.

V.	Fuel price hedging

As of December 31, 2017 and 2016, CEMEX maintained forward contracts negotiated to hedge the price of diesel fuel in several countries for aggregate notional amounts of US$46 (Ps904) and US$44 (Ps912), respectively, with an estimated aggregate fair value representing assets of US$10 (Ps197) in 2017 and assets of US$7 (Ps145) in 2016. By means of these contracts, for own consumption only, CEMEX fixed the price of diesel over certain volume representing a portion of the estimated consumption of such fuel in several operations. These contracts have been designated as cash flow hedges of diesel fuel consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related diesel volumes are consumed. For the years 2017, 2016 and 2015, changes in fair value of these contracts recognized in other comprehensive income represented gains of US$3 (Ps57), gains of US$7 (Ps145) and losses of US$3 (Ps52), respectively.

In addition, as of December 31, 2017 and 2016, CEMEX held forward contracts negotiated to hedge the price of coal, as solid fuel, for an aggregate notional amount of US$26 (Ps511) and US$33 (Ps684), respectively and an estimated fair value representing assets of US$10 (Ps197) in 2017 and assets of US$8 (Ps166) in 2016. By means of these contracts, for own consumption only, CEMEX fixed the price of coal over certain volume representing a portion of the estimated coal consumption in CEMEX’s applicable operations. These contracts have been designated as cash flow hedges of coal consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related coal volumes are consumed. For the years 2017 and 2016, changes in fair value of these contracts recognized in other comprehensive income represented gains of US$1 (Ps19) and gains of US$8 (Ps166), respectively.

VI.	2019 Mandatorily Convertible Securities and options on the Parent Company’s own shares

In connection with the 2019 Mandatorily Convertible Securities (note 16.2); considering that the securities are denominated in pesos and the functional currency of the Parent Company’s division that issued the securities is the dollar (note 2.4), CEMEX separated the conversion option embedded in such instruments and recognized it at

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

2019 Mandatorily Convertible Securities and options on the Parent Company’s own shares — continued

fair value through the income statement, which as of December 31, 2017 and 2016, resulted in a liability of US$20 (Ps393) and US$40 (Ps829), respectively. Changes in fair value generated a gain of US$19 (Ps359) in 2017, a loss of US$29 (Ps545) in 2016 and a gain of US$18 (Ps310) in 2015.

In addition, on March 15, 2011, the Parent Company entered into a capped calls, considering antidilution adjustments, over 194 million CEMEX’s ADSs (114 million ADSs maturing in March 2016 in connection with the 2016 Convertible Notes and 80 million ADSs maturing in March 2018 in connection with the 2018 Convertible Notes) in order to effectively increase the conversion price of the ADSs under such notes, by means of which, at maturity of the notes, originally CEMEX would receive in cash the excess between the market price and the strike price of approximately 8.57 dollars per ADS, with a maximum appreciation per ADS of approximately 3.96 dollars for the 2016 Convertible Notes and 5.27 dollars for the 2018 Convertible Notes. CEMEX paid aggregate premiums of US$222. During 2015, CEMEX amended a portion of the capped calls relating to the 2016 Convertible Notes and, as a result, CEMEX received US$44 in cash, equivalent to the unwind of 44.2% of the total notional amount of such capped calls. On March 15, 2016, the remaining options for the 55.8% of the 2016 Convertible Notes expired out of the money. During August 2016, CEMEX amended 58.3% of the total notional amount of the capped calls relating to the 2018 Convertible Notes to lower the exercise price in exchange for reducing the number of underlying options, as a result, CEMEX retained capped calls relating to the 2018 Convertible Notes over 71 million ADSs. As of December 31, 2016, the fair value of the existing options represented an asset of US$66 (Ps1,368). Changes in the fair value of these instruments generated gains of US$37 (Ps725) in 2017, gains of US$44 (Ps818) in 2016 and losses of US$228 (Ps3,928) in 2015, recognized within “Financial income and other items, net” in the income statement. During 2017, CEMEX unwound all its capped calls relating to the 2018 Convertible Notes and, as a result, CEMEX received US$103 in cash. As of December 31, 2017, all outstanding capped calls based on the price of the Parent Company´s own ADSs have been early settled.

16.5)	RISK MANAGEMENT

Enterprise risks may arise from any of the following situations: i) the potential change in the value of assets owned or reasonably anticipated to be owned, ii) the potential change in value of liabilities incurred or reasonably anticipated to be incurred, iii) the potential change in value of services provided, purchase or reasonably anticipated to be provided or purchased in the ordinary course of business, iv) the potential change in the value of assets, services, inputs, product or commodities owned, produced, manufactured, processed, merchandised, leased or sell or reasonably anticipated to be owned, produced, manufactured, processed, merchandising, leasing or selling in the ordinary course of business, or v) any potential change in the value arising from interest rate or foreign exchange rate exposures arising from current or anticipated assets or liabilities.

In the ordinary course of business, CEMEX is exposed to commodities risk, including the exposure from inputs such as fuel, coal, petcoke, fly-ash, gypsum and other industrial materials which are commonly used by CEMEX in the production process, and expose CEMEX to variations in prices of the underlying commodities. To manage this and other risks, such as credit risk, interest rate risk, foreign exchange risk, equity risk and liquidity risk, considering the guidelines set forth by the Board of Directors, which represent CEMEX’s risk management framework and that are supervised by several Committees, CEMEX’s management establishes specific policies that determine strategies oriented to obtain natural hedges to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which CEMEX incurred its debt, with those in which CEMEX generates its cash flows.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Risk management — continued

As of December 31, 2017 and 2016, these strategies are sometimes complemented with the use of derivative financial instruments as mentioned in note 16.4, such as the commodity forward contracts on diesel fuel and coal negotiated to fix the price of these underlying commodities.

The main risks categories are commented below:

Credit risk

Credit risk is the risk of financial loss faced by CEMEX if a customer or counterpart of a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of December 31, 2017 and 2016, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. The accounting exposure to credit risk is monitored constantly according to the behavior of payment of the debtors. Credit is assigned on a customer-by-customer basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. In cases deemed necessary, CEMEX’s management requires guarantees from its customers and financial counterparties with regard to financial assets.

The Company’s management has established a policy of low risk which analyzes the creditworthiness of each new client individually before offering the general conditions of payment terms and delivery. The review includes external ratings, when references are available, and in some cases bank references. Threshold of purchase limits are established for each client, which represent the maximum purchase amounts that require different levels of approval. Customers that do not meet the levels of solvency requirements imposed by CEMEX can only carry out transactions by paying cash in advance. As of December 31, 2017, considering CEMEX’s best estimate of potential incurred losses based on an analysis of age and considering recovery efforts, the allowance for doubtful accounts was Ps2,145.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates, which only affects CEMEX’s results if the fixed-rate long-term debt is measured at fair value. All of CEMEX’s fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. CEMEX’s accounting exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates, which, if such rates were to increase, may adversely affect its financing cost and the results for the period.

Nonetheless, it is not economically efficient to concentrate in fixed rates in a high point when the interest rates market expects a downward trend, this is, there is an opportunity cost for remaining long periods paying a determined fixed interest rate when the market rates have decreased and the entity may obtain improved interest rate conditions in a new loan or debt issuance. CEMEX manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to reduce its interest costs. In addition, when the interest rate of a debt instrument has turned relatively high as compared to current market rates, CEMEX intents to renegotiate the conditions or repurchase the debt, to the extent the net present value of the expected future benefits from the interest rate reduction would exceed the incentives that would have to be paid in such renegotiation or repurchase of debt.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Interest rate risk — continued

As of December 31, 2017 and 2016, approximately 31% and 28%, respectively, of CEMEX’s long-term debt was denominated in floating rates at a weighted average interest rate of LIBOR plus 268 basis points in 2017 and 306 basis points in 2016. As of December 31, 2017 and 2016, if interest rates at that date had been 0.5% higher, with all other variables held constant, CEMEX’s net income for 2017 and 2016 would have reduced by US$18 (Ps353) and US$18 (Ps373), respectively, as a result of higher interest expense on variable rate denominated debt. This analysis does not include the effect of interest rate swaps held by CEMEX during 2017 and 2016.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. CEMEX’s exposure to the risk of changes in foreign exchange rates relates primarily to its operating activities. Due to its geographic diversification, CEMEX’s revenues and costs are generated and settled in various countries and in different currencies. For the year ended December 31, 2017, approximately 21% of CEMEX’s net sales, before eliminations resulting from consolidation, were generated in Mexico, 24% in the United States, 7% in the United Kingdom, 6% in France, 4% in Germany, 2% in Spain, 2% in Poland, 3% in the Rest of Europe region, 4% in Colombia, 2% in Panama, 1% in Costa Rica, 2% Caribbean TCL, 4% in the Rest of South, Central America and the Caribbean region, 3% in Philippines, 1% in Egypt, 5% in the Rest of Asia, Middle East and Africa and 9% in CEMEX’s other operations.

Foreign exchange gains and losses occur by monetary assets or liabilities in a currency different from its functional currency, and are recorded in the consolidated statements of operations, except for exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and exchange fluctuations related parties’ long-term balances denominated in foreign currency which are not expected to be settled in the foreseeable future, which are reported in the statement of other comprehensive income. As of December 31, 2017 and 2016, excluding from the sensitivity analysis the impact of translating the net assets of foreign operations into CEMEX’s reporting currency, considering a hypothetic 10% strengthening of the dollar against the Mexican peso, with all other variables held constant, CEMEX’s net income for 2017 and 2016 would have decreased by US$119 (Ps2,343) and US$136 (Ps2,829), respectively, as a result of higher foreign exchange losses on CEMEX’s dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetic 10% weakening of the U.S. dollar against the Mexican peso would have the opposite effect.

As of December 31, 2017, approximately 59% of CEMEX’s financial debt was Dollar-denominated, 33% was Euro-denominated, 5% was Pound-denominated, 3% was Philippine peso-denominated and immaterial amounts were denominated in other currencies; therefore, CEMEX had a foreign currency exposure arising mainly from the Dollar-denominated and Euro-denominated financial debt versus the several currencies in which CEMEX’s revenues are settled in most countries in which it operates. The amounts of Pound-denominated financial debt and Philippine peso-denominated financial debt outstanding as of December 31, 2017, are closely related to the amount of revenues generated in such currencies and/or, in the case of the Euro-denominated financial debt, the amount of CEMEX’s net assets denominated in such currencies; therefore, CEMEX considers that the foreign currency risk related to these amounts of debt is low. Nonetheless, CEMEX cannot guarantee that it will generate sufficient revenues in Dollars, Euros, Pounds and Philippine pesos from its operations to service these obligations. As of December 31, 2017 and 2016, CEMEX had not implemented any derivative financing hedging strategy to address this foreign currency risk. Nonetheless, CEMEX may enter into derivative financing hedging strategies in the future if either of its debt portfolio currency mix, interest rate mix, market conditions and/or expectations changes.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Foreign currency risk  — continued

As of December 31, 2017 and 2016, CEMEX’s consolidated net monetary assets (liabilities) by currency are as follows:

	2017
	Mexico	United States	Europe	South, Central America and the Caribbean	Asia, Middle East and Africa	Others [1]	Total
Monetary assets	Ps 11,798	9,453	14,182	7,347	9,780	5,163	57,723
Monetary liabilities	17,505	32,158	45,675	12,016	11,522	221,579	340,455

Net monetary assets (liabilities)[2]	Ps (5,707)	(22,705)	(31,493)	(4,669)	(1,742)	(216,416)	(282,732)

Out of which:
Dollars	Ps(1,097)	(22,710)	39	(126)	221	(133,530)	(157,203)
Pesos	(4,610)	4	24	—	—	(7,745)	(12,327)
Euros	—	—	(10,155)	2	—	(58,452)	(68,605)
Pounds	—	—	(19,358)	—	—	(9,119)	(28,477)
Other currencies	—	1	(2,043)	(4,545)	(1,963)	(7,570)	(16,120)

	Ps(5,707)	(22,705)	(31,493)	(4,669)	(1,742)	(216,416)	(282,732)

	2016
	Mexico	United States	Europe	South, Central America and the Caribbean	Asia, Middle East and Africa	Others [1]	Total
Monetary assets	Ps 10,261	26,685	12,724	6,132	13,101	11,836	80,739
Monetary liabilities	10,564	33,145	42,336	9,130	11,305	277,117	383,597

Net monetary assets (liabilities)[2]	Ps (303)	(6,460)	(29,612)	(2,998)	1,796	(265,281)	(302,858)

Out of which:
Dollars	Ps (483)	(6,463)	38	35	364	(214,751)	(221,260)
Pesos	180	3	—	—	—	(3,395)	(3,212)
Euros	—	—	(9,465)	—	—	(48,470)	(57,935)
Pounds	—	—	(14,408)	—	—	—	(14,408)
Other currencies	—	—	(5,777)	(3,033)	1,432	1,335	(6,043)

	Ps (303)	(6,460)	(29,612)	(2,998)	1,796	(265,281)	(302,858)

1	Includes the Parent Company, CEMEX’s financing subsidiaries, as well as Neoris N.V., among other entities.
2	Includes assets held for sale and liabilities directly related with these assets considering that such items will be realized in the short-term.

In addition, considering that the Parent Company’s functional currency for all assets, liabilities and transactions associated with its financial and holding company activities is the dollar (note 2.4), there is foreign currency risk associated with the translation of subsidiaries’ net assets denominated in different currencies (peso, euro, pound)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Foreign currency risk — continued

into dollars. When the dollar appreciates, the value of CEMEX’s net assets denominated in other currencies decreases in terms of dollars, generating negative foreign currency translation and reducing stockholders’ equity. Conversely, when the dollar depreciates, the value of CEMEX’s net assets denominated in other currencies would increase in terms of dollars generating the opposite effect. As mentioned in note 16.4, CEMEX has implemented a long-term program for up to US$1,250 to hedge foreign currency translation in connection with its net assets denominated in pesos.

Equity risk

Equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX’s and/or third party’s shares. As described in note 16.4, considering specific objectives, CEMEX has entered into equity forward contracts on third-party shares, as well as capped calls based on the price of CEMEX’s own ADSs. Under these equity derivative instruments, there is a direct relationship from the change in the fair value of the derivative with the change in price of the underlying share. All changes in fair value of such derivative instruments are recognized in the income statement as part of “Financial income and other items, net.” Until December 31, 2016, a significant decrease in the market price of CEMEX’s ADSs would negatively affect CEMEX’s liquidity and financial position. During 2017, all outstanding capped calls based on the price of CEMEX´s own ADSs were early settled.

As of December 31, 2017, the potential change in the fair value of CEMEX’s forward contracts in GCC shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of GCC shares in dollars, with all other variables held constant, CEMEX’s net income for 2017 would have reduced in US$14 (Ps283), as a result of additional negative changes in fair value associated with these forward contracts. A 10% hypothetical increase in the price of GCC shares in 2017 would have generated approximately the opposite effect, respectively.

In addition, even though the changes in fair value of CEMEX’s embedded conversion option in the Mandatorily Convertible Notes 2019 denominated in a currency other than the functional issuer’s currency affect the income statement, they do not imply any risk or variability in cash flows, considering that through their exercise, CEMEX will settle a fixed amount of debt with a fixed amount of shares. As of December 31, 2017 and 2016, the potential change in the fair value of the embedded conversion options in the Mandatorily Convertible Notes 2019 that would result from a hypothetical, instantaneous increase of 10% in the market price of CEMEX’s CPOs, with all other variables held constant, would have decreased CEMEX’s net income for US$9 (Ps180) in 2017 and decreased for US$8 (Ps162) in 2016; as a result of additional negative changes in fair value associated with this option. A 10% hypothetical decrease in the CEMEX CPO price would generate approximately the opposite effect.

Liquidity risk

Liquidity risk is the risk that CEMEX will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, in order to meet CEMEX’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, CEMEX relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation,

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Liquidity risk — continued

governmental spending, social instability and other political, economic and/or social developments in the countries in which it operates, any one of which may materially affect CEMEX’s results and reduce cash from operations. The maturities of CEMEX’s contractual obligations are included in note 23.5.

As of December 31, 2017, current liabilities, which included Ps36,335 of current maturities of debt and other financial obligations, exceed current assets in Ps40,814. For the year ended December 31, 2017, CEMEX generated net cash flows provided by operating activities from continuing operations for Ps30,966, after payments of interest and income taxes. The Company’s management considers that CEMEX will generate sufficient cash flows from operations. In addition, CEMEX has committed available lines of credit under its 2017 Credit Agreement, which includes the revolving credit facility and an undrawn tranche for a combined amount of Ps29,711 (US$1,512), as well as CEMEX’s proven capacity to continually refinance and replace its short-term obligations, will enable CEMEX to meet any liquidity risk in the short term.

As of December 31, 2017 and 2016, the potential requirement for additional margin calls under our different commitments is not significant.

17)	OTHER CURRENT AND NON-CURRENT LIABILITIES

As of December 31, 2017 and 2016, consolidated other current liabilities were as follows:

		2017	2016
Provisions[1]	Ps	12,667	11,716
Interest payable		2,496	3,425
Advances from customers		3,886	3,413
Other accounts payable and accrued expenses[2]		5,238	3,976

	Ps	24,287	22,530

1	Current provisions primarily consist of accrued employee benefits, insurance payments, accruals for legal assessments and others. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.
2	In 2017, includes an account payable in Colombian pesos equivalent to Ps491 (US$25) to be settled on January 5, 2018 related to a penalty imposed by the Commerce and Industry Superintendence in Colombia in connection with a market investigation (note 24.2).

As of December 31, 2017 and 2016, consolidated other non-current liabilities were as follows:

		2017	2016
Asset retirement obligations[1]	Ps	7,906	8,237
Accruals for legal assessments and other responsibilities[2]		1,599	1,514
Non-current liabilities for valuation of derivative instruments		402	818
Environmental liabilities[3]		991	1,172
Other non-current liabilities and provisions[4]		4,751	5,305

	Ps	15,649	17,046

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Other current and non-current liabilities — continued

1	Provisions for asset retirement include future estimated costs for demolition, cleaning and reforestation of production sites at the end of their operation, which are initially recognized against the related assets and are depreciated over their estimated useful life.
2	Provisions for legal claims and other responsibilities include items related to tax contingencies.
3	Environmental liabilities include future estimated costs arising from legal or constructive obligations, related to cleaning, reforestation and other remedial actions to remediate damage caused to the environment. The expected average period to settle these obligations is greater than 15 years.
4	As of December 31, 2017 and 2016, includes Ps1,498 and Ps2,300, respectively, of the non-current portion of taxes payable recognized in connection with the termination of the tax consolidation regime in Mexico as described in note 19.4. As of December 31, 2017 and 2016, Ps958 and Ps936, respectively, were included within current taxes payable.

Changes in consolidated other current and non-current liabilities for the years ended December 31, 2017 and 2016, were as follows:

		2017
		Asset retirement obligations	Environmental liabilities	Accruals for legal proceedings	Valuation of derivative instruments	Other liabilities and provisions	Total	2016
Balance at beginning of period	Ps	8,237	1,172	1,514	823	17,016	28,762	25,611
Business combinations		—	—	—	—	345	345	—
Additions or increase in estimates		573	21	701	214	39,545	41,054	67,684
Releases or decrease in estimates		(527)	(54)	(289)	(306)	(40,524)	(41,700)	(61,362)
Reclassifications		—	(182)	530	—	(1,462)	(1,114)	(741)
Accretion expense		(191)	—	—	—	(830)	(1,021)	(1,042)
Foreign currency translation		(186)	34	(857)	(310)	3,309	1,990	(1,388)

Balance at end of period	Ps	7,906	991	1,599	421	17,399	28,316	28,762

Out of which:
Current provisions	Ps	—	—	—	19	12,648	12,667	11,716

18)	PENSIONS AND POST-EMPLOYMENT BENEFITS

Defined contribution pension plans

The consolidated costs of defined contribution plans for the years ended December 31, 2017, 2016 and 2015 were Ps922, Ps865 and Ps706, respectively. CEMEX contributes periodically the amounts offered by the pension plan to the employee’s individual accounts, not retaining any remaining liability as of the financial statements´ date.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Defined benefit pension plans

Most CEMEX’s defined benefit plans have been closed to new participants for several years. Actuarial results related to pension and other post retirement benefits are recognized in the results and/or in “Other comprehensive income” for the period in which they are generated, as correspond. For the years ended December 31, 2017, 2016 and 2015, the effects of pension plans and other post-employment benefits are summarized as follows:

		Pensions			Other benefits			Total
Net period cost (income):		2017	2016	2015	2017	2016	2015	2017	2016	2015
Recorded in operating costs and expenses
Service cost	Ps	221	151	128	33	25	30	254	176	158
Past service cost		(55)	8	12	—	—	(20)	(55)	8	(8)
Loss for settlements and curtailments		—	—	—	—	—	(13)	—	—	(13)

		166	159	140	33	25	(3)	199	184	137

Recorded in other financial expenses
Net interest cost		693	711	596	74	57	56	767	768	652

Recorded in other comprehensive income
Actuarial (gains) losses for the period		20	3,985	872	(23)	34	(124)	(3)	4,019	748

	Ps	879	4,855	1,608	84	116	(71)	963	4,971	1,537

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Defined benefit pension plans — continued

The reconciliations of the actuarial benefits obligations, pension plan assets, and liabilities recognized in the statement of financial position as of December 31, 2017 and 2016 are presented as follows:

		Pensions		Other benefits		Total
		2017	2016	2017	2016	2017	2016
Change in benefits obligation:
Projected benefit obligation at beginning of the period	Ps	51,055	42,740	1,164	1,100	52,219	43,840
Service cost		221	151	33	25	254	176
Interest cost		1,625	1,685	76	59	1,701	1,744
Actuarial (gains) losses		727	6,263	(24)	35	703	6,298
Additions through business combinations		2,801	—	271	—	3,072	—
Settlements and curtailments		—	—	—	(19)	—	(19)
Plan amendments		15	8	—	—	15	8
Benefits paid		(2,920)	(2,379)	(81)	(74)	(3,001)	(2,453)
Foreign currency translation		1,386	2,587	(3)	38	1,383	2,625

Projected benefit obligation at end of the period		54,910	51,055	1,436	1,164	56,346	52,219

Change in plan assets:
Fair value of plan assets at beginning of the period		28,828	25,547	26	24	28,854	25,571
Return on plan assets		932	974	2	2	934	976
Actuarial (gains) losses for the period		707	2,278	(1)	1	706	2,279
Employer contributions		1,494	1,289	81	93	1,575	1,382
Additions through business combinations		2,841	—	—	—	2,841	—
Reduction for disposal of assets		(4)	—	—	—	(4)	—
Settlements and curtailments		—	—	—	(19)	—	(19)
Benefits paid		(2,920)	(2,379)	(81)	(74)	(3,001)	(2,453)
Foreign currency translation		787	1,119	1	(1)	788	1,118

Fair value of plan assets at end of the period		32,665	28,828	28	26	32,693	28,854

Amounts recognized in the statements of financial position:
Net projected liability recognized in the statement of financial position	Ps	22,245	22,227	1,408	1,138	23,653	23,365

For the years 2017, 2016 and 2015, actuarial (gains) losses for the period were generated by the following main factors as follows:

		2017	2016	2015
Actuarial (gains) losses due to experience	Ps	121	(511)	(105)
Actuarial (gains) losses due to demographic assumptions		(46)	(231)	(153)
Actuarial (gains) losses due financial assumptions		(78)	4,761	1,006

	Ps	(3)	4,019	748

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Defined benefit pension plans — continued

In 2017, net actuarial gains due to financial assumptions were mainly driven by an increase in the discount rates applicable to the benefits’ obligations in Germany and Mexico and by actual returns higher than estimated in the United States, partially offset by a decrease in the discount rate in the United Kingdom. Net actuarial losses due to financial assumptions during 2016 were mainly generated by a significant reduction compared to 2015 in the discount rates applicable to the benefit obligations in the United Kingdom, Germany and other European countries, considering macroeconomic and political uncertainty, partially offset by an increase in the discount rate in Mexico. These actuarial losses originated by the reduction in the discount rates in 2016 were also partially offset by actual returns higher than estimated in some of the plan assets related to CEMEX’s defined benefit plans. During 2015, discounts rates increased slightly or remained flat as compared to 2014, but the resulting actuarial gains were offset and reversed by actuarial losses generated by actual returns lower than estimated in certain of CEMEX’s plan assets.

As of December 31, 2017 and 2016, plan assets were measured at their estimated fair value and, based on the hierarchy of fair values, are detailed as follows:

		2017					2016
		Level 1	Level 2	Level 3	Total		Level 1	Level 2	Level 3	Total
Cash	Ps	579	—	111	690	Ps	1,075	1,024	—	2,099
Investments in corporate bonds		144	6,067	1	6,212		1,050	2,617	—	3,667
Investments in government bonds		1,701	9,407	—	11,108		209	10,081	—	10,290

Total fixed-income securities		2,424	15,474	112	18,010		2,334	13,722	—	16,056

Investment in marketable securities		6,212	1,735	—	7,947		2,001	5,956	—	7,957
Other investments and private funds		991	3,279	2,466	6,736		770	3,478	593	4,841

Total variable-income securities		7,203	5,014	2,466	14,683		2,771	9,434	593	12,798

Total plan assets	Ps	9,627	20,488	2,578	32,693	Ps	5,105	23,156	593	28,854

As of December 31, 2017, estimated payments for pensions and other post-employment benefits over the next 10 years were as follows:

		2017
2018	Ps	3,071
2019		2,952
2020		3,085
2021		3,080
2022		3,121
2023 – 2027		15,868

The most significant assumptions used in the determination of the benefit obligation were as follows:

	2017				2016
	Mexico	United States	United Kingdom	Range of rates in other countries	Mexico	United States	United Kingdom	Rates ranges in other countries
Discount rates	9.3%	3.9%	2.4%	1.3% – 6.3%	9.0%	4.2%	2.6%	1.1% – 7.0%
Rate of return on plan assets	9.3%	3.9%	2.4%	1.3% – 6.3%	9.0%	4.2%	2.6%	1.1% – 7.0%
Rate of salary increases	4.0%	—	3.2%	1.5% – 6.0%	4.0%	—	3.3%	1.5% – 6.0%

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Defined benefit pension plans — continued

As of December 31, 2017 and 2016, the aggregate projected benefit obligation (“PBO”) for pension plans and other post-employment benefits and the plan assets by country were as follows:

		2017				2016
		PBO	Assets	Deficit		PBO	Assets	Deficit
Mexico	Ps	3,213	840	2,373	Ps	3,247	824	2,423
United States		6,378	4,031	2,347		7,110	4,192	2,918
United Kingdom		35,602	23,145	12,457		33,925	22,154	11,771
Germany		4,362	213	4,149		4,429	227	4,202
Other countries		6,791	4,464	2,327		3,508	1,457	2,051

	Ps	56,346	32,693	23,653	Ps	52,219	28,854	23,365

Applicable regulation in the United Kingdom requires entities to maintain plan assets at a level similar to that of the obligations. In November 2012, in order to better manage CEMEX’s obligations under its defined benefit pension schemes and future cash funding requirements thereof, CEMEX implemented an asset backed pension funding arrangement in its operations in the United Kingdom by means of which CEMEX transferred certain operating assets to a non-transferable limited partnership, owned, controlled and consolidated by CEMEX UK with a total value of US$553 and entered into lease agreements for the use of such assets with the limited partnership, in which the pension schemes hold a limited interest. On an ongoing basis CEMEX UK will make annual rental payments of US$20, increasing at annual rate of 5%, which will generate profits in the limited partnership that are then distributed to the pension schemes. As previously mentioned, the purpose of the structure, in addition to provide the pension schemes with secured assets producing an annual return over a period of 25 years, improves the security for the trustees of the pension schemes, and reduces the level of cash funding that CEMEX UK will have to make in future periods. In 2037, on expiry of the lease arrangements, the limited partnership will be terminated and under the terms of the agreement, the remaining assets will be distributed to CEMEX UK. Any future profit distribution from the limited partnership to the pension fund will be considered as an employer contribution to plan assets in the period in which they occur.

In some countries, CEMEX has established health care benefits for retired personnel limited to a certain number of years after retirement. As of December 31, 2017 and 2016, the projected benefits obligation related to these benefits was Ps1,080 and Ps837, respectively. The medical inflation rates used to determine the projected benefits obligation of these benefits in 2017 and 2016 for Mexico were 7.0% and 7.0%, respectively, for Puerto Rico 6.9% and 4.3%, respectively, and for the United Kingdom were 6.7% and 6.8%, respectively. In connection with TCL’s consolidation (note 4.1), CEMEX integrated TCL’s health care benefits to its operations. For 2017, the medical inflation rate used to determine the projected benefits obligation was 5.0%.

Significant events related to employees’ pension benefits and other post-employment benefits during the reported periods

During 2017, CEMEX in Spain removed certain increases in pensions benefits which resulted in an adjustment to past service cost generating gains of Ps99 (US$5) in 2017, recognized in the income statement for the year. In addition, due to the acquisition of TCL’s (note 4.1), CEMEX integrated its pensions plans, which were fully funded, as well as TCL’s health care benefits which represented an increase in the net projected liability of Ps271 (US$14).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Significant events related to employees’ pension benefits and other post-employment benefits during the reported periods  — continued

During 2015, CEMEX in the United States terminated the retiree medical coverage for certain participants not yet retired. In addition, during 2014, CEMEX in the United States terminated the retiree medical and life insurance coverage for most new retirees, and changed the existing retirees program effective January 1, 2015, where participants will cease their current plans and instead receive a Health Reimbursement Account (HRA) contribution, if they become eligible. These curtailment events resulted in an adjustment to past service cost which generated gains of Ps13 (US$1) in 2015, recognized immediately through the benefit cost of the respective period.

Sensitivity analysis of pension and other post-employment benefits

For the year ended December 31, 2017, CEMEX performed sensitivity analyses on the most significant assumptions that affect the PBO, considering reasonable independent changes of plus or minus 50 basis points in each of these assumptions. The increase (decrease) that would have resulted in the PBO of pensions and other post-employment benefits as of December 31, 2017 are shown below:

		Pensions		Other benefits		Total
		+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps
Assumptions:
Discount Rate Sensitivity	Ps	(4,028)	4,426	(72)	83	(4,100)	4,509
Salary Increase Rate Sensitivity		154	(138)	34	(29)	189	(166)
Pension Increase Rate Sensitivity		2,341	(2,209)	—	—	2,341	(2,209)

19)	INCOME TAXES

19.1)	INCOME TAXES FOR THE PERIOD

The amounts of income tax revenue (expense) in the statements of operations for 2017, 2016 and 2015 are summarized as follows:

		2017	2016	2015
Current income taxes	Ps	(3,458)	(3,456)	6,121
Deferred income taxes		2,938	331	(8,489)

	Ps	(520)	(3,125)	(2,368)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

19.2)	DEFERRED INCOME TAXES

As of December 31, 2017 and 2016, the main temporary differences that generated the consolidated deferred income tax assets and liabilities are presented below:

		2017	2016
Deferred tax assets:
Tax loss carryforwards and other tax credits	Ps	15,900	17,514
Accounts payable and accrued expenses		7,083	9,262
Intangible assets and deferred charges, net		4,175	6,358
Others		—	411

Total deferred tax assets, net		27,158	33,545

Deferred tax liabilities:
Property, machinery and equipment		(27,268)	(35,095)
Investments and other assets		(874)	(2,012)

Total deferred tax liabilities, net		(28,142)	(37,107)

Net deferred tax liabilities	Ps	(984)	(3,562)

Out of which:
Net deferred tax (liability) asset in Mexican entities	Ps	(3,644)	(2,509)
Net deferred tax (liability) asset in Foreign entities	Ps	2,660	(1,053)

The breakdown of changes in consolidated deferred income taxes during 2017, 2016 and 2015 were as follows:

		2017	2016	2015
Deferred income tax (charged) credited to the income statement[1]	Ps	2,938	331	(8,489)
Deferred income tax (charged) credited to stockholders’ equity		200	514	1,089
Reclassification to other captions in the statement of financial position and in the income statement[2]		(560)	531	(5,467)

Change in deferred income tax during the period	Ps	2,578	1,376	(12,867)

1	In 2017, includes a net income tax revenue related to the recognition of deferred income tax assets in CEMEX’s operations in the United States (note 19.4).
2	In 2017, 2016 and 2015, includes the effects of discontinued operations (note 4.2) and in 2015 the effects of the termination of tax consolidation regime in Mexico.

Current and/or deferred income tax relative to items of other comprehensive income during 2017, 2016 and 2015 were as follows:

		2017	2016	2015
Tax effects relative to foreign exchange fluctuations from debt (note 20.2)	Ps	—	(410)	(272)
Tax effects relative to foreign exchange fluctuations from intercompany balances (note 20.2)		32	(12)	(181)
Tax effects relative to actuarial (gains) and losses (note 20.2)		(1)	788	183
Foreign currency translation and other effects		201	(274)	906

	Ps	232	92	636

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Deferred income taxes — continued

For the recognition of deferred tax assets, CEMEX analyzes the aggregate amount of self-determined tax loss carryforwards included in its income tax returns in each country where CEMEX believes, based on available evidence, that the tax authorities would not reject such tax loss carryforwards; and the likelihood of the recoverability of such tax loss carryforwards prior to their expiration through an analysis of estimated future taxable income. If CEMEX believes that it is probable that the tax authorities would reject a self-determined deferred tax asset, it would decrease such asset. Likewise, if CEMEX believes that it would not be able to use a tax loss carryforward before its expiration or any other tax asset, CEMEX would not recognize such asset. Both situations would result in additional income tax expense for the period in which such determination is made. In order to determine whether it is probable that deferred tax assets will ultimately be realized, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies and future reversals of existing temporary differences. In addition, every reporting period, CEMEX analyzes its actual results versus its estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX’s estimates, the deferred tax asset may be affected and necessary adjustments will be made based on relevant information, any adjustments recorded will affect CEMEX’s statements of operations in such period.

As of December 31, 2017, consolidated tax loss and tax credits carryforwards expire as follows:

		Amount of carryforwards	Amount of unrecognized carryforwards	Amount of recognized carryforwards
2018	Ps	1,099	415	684
2019		5,989	5,149	840
2020		8,929	8,115	814
2021		4,407	2,908	1,499
2022 and thereafter		288,466	230,425	58,041

	Ps	308,890	247,012	61,878

As of December 31, 2017, in connection with CEMEX’s deferred tax loss carryforwards presented in the table above, in order to realize the benefits associated with such deferred tax assets that have not been reserved, before their expiration, CEMEX would need to generate Ps61,878 in consolidated pre-tax income in future periods. Based on the same forecasts of future cash flows and operating results used by CEMEX’s management to allocate resources and evaluate performance in the countries in which CEMEX operates, which include expected growth in revenues and reductions in interest expense in several countries due to a reduction in intra-group debt balances, along with the implementation of feasible tax strategies, CEMEX believes that it will recover the balance of its tax loss carryforwards that have not been reserved before their expiration. In addition, CEMEX concluded that, the deferred tax liabilities that were considered in the analysis of recoverability of its deferred tax assets will reverse in the same period and tax jurisdiction of the related recognized deferred tax assets. Moreover, a certain amount of CEMEX’s deferred tax assets refer to operating segments and tax jurisdictions in which CEMEX is currently generating taxable income or in which, according to CEMEX’s management cash flow projections, will generate taxable income in the relevant periods before the expiration of the deferred tax assets.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Deferred income taxes — continued

CEMEX does not recognize a deferred income tax liability related to its investments in subsidiaries considering that CEMEX controls the reversal of the temporary differences arising from these investments and management is satisfied that such temporary differences will not reverse in the foreseeable future.

19.3)	RECONCILIATION OF EFFECTIVE INCOME TAX RATE

For the years ended December 31, 2017, 2016 and 2015, the effective consolidated income tax rates were as follows:

		2017	2016	2015
Income before income tax	Ps	13,659	17,563	3,464
Income tax expense		(520)	(3,125)	(2,368)

Effective consolidated income tax rate[1]		(3.8)%	(17.8)%	(68.4)%

1	The average effective tax rate equals the net amount of income tax revenue or expense divided by income or loss before income taxes, as these line items are reported in the income statement.

Differences between the financial reporting and the corresponding tax basis of assets and liabilities and the different income tax rates and laws applicable to CEMEX, among other factors, give rise to permanent differences between the statutory tax rate applicable in Mexico, and the effective tax rate presented in the consolidated statements of operations, which in 2017, 2016 and 2015 were as follows:

	2017		2016		2015
	%	Ps	%	Ps	%	Ps
Mexican statutory tax rate	(30.0)	(4,098)	(30.0)	(5,269)	(30.0)	(1,039)
Non-taxable dividend income	0.1	14	0.2	32	37.0	1,280
Difference between accounting and tax expenses, net	(20.9)	(2,855)	82.6	14,507	(84.3)	(2,919)
Termination of the income tax consolidation regime in Mexico	—	—	—	—	32.8	1,136
Unrecognized effects during the year related to applicable tax consolidation regimes	0.9	123	(3.6)	(632)	8.5	293
Non-taxable sale of marketable securities and fixed assets	15.0	2,049	3.7	650	36.5	1,263
Difference between book and tax inflation	(31.2)	(4,261)	(11.0)	(1,932)	(26.6)	(922)
Differences in the income tax rates in the countries where CEMEX operates[1]	21.9	2,991	11.0	1,932	48.9	1,693
Changes in deferred tax assets[2]	39.8	5,433	(70.1)	(12,320)	(100.3)	(3,473)
Changes in provisions for uncertain tax positions	(0.4)	(55)	0.7	123	7.9	272
Others	1.0	139	(1.3)	(216)	1.2	48

Effective consolidated tax rate	(3.8)	(520)	(17.8)	(3,125)	(68.4)	(2,368)

1	Refers mainly to the effects of the differences between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates. In 2017, includes the effect related to the change in statutory tax rate in the United States (note 19.4).
2	Refers to the effects in the effective income tax rate associated with changes during the period in the amount of deferred income tax assets related to CEMEX’s tax loss carryforwards.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Reconciliation of effective income tax rate — continued

The following table compares variations between the line item “Changes in deferred tax assets” as presented in the table above against the changes in deferred tax assets in the statement of financial position for the years ended December 31, 2017 and 2016:

		2017		2016
		Changes in the statement of financial position	Amounts in reconciliation	Changes in the statement of financial position	Amounts in reconciliation
Tax loss carryforwards generated and not recognized during the year	Ps	—	6,092	—	(9,108)
Derecognition related to tax loss carryforwards recognized in prior years		(5,221)	(5,221)	(4,843)	(4,843)
Recognition related to unrecognized tax loss carryforwards		9,694	9,694	1,631	1,631
Foreign currency translation and other effects		(6,087)	(5,132)	4,068	—

Changes in deferred tax assets	Ps	(1,614)	5,433	856	(12,320)

19.4)	UNCERTAIN TAX POSITIONS AND SIGNIFICANT TAX PROCEEDINGS

As of December 31, 2017 and 2016, as part of short-term and long-term provisions and other liabilities (note 17), CEMEX has recognized provisions related to unrecognized tax benefits in connection with uncertain tax positions taken, in which it is deemed probable that the tax authority would differ from the position adopted by CEMEX. As of December 31, 2017, the tax returns submitted by some subsidiaries of CEMEX located in several countries are under review by the respective tax authorities in the ordinary course of business. CEMEX cannot anticipate if such reviews will result in new tax assessments, which would, should any arise, be appropriately disclosed and/or recognized in the financial statements.

A summary of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2017, 2016 and 2015, excluding interest and penalties, is as follows:

		2017	2016	2015
Balance of tax positions at beginning of the period	Ps	1,132	1,190	1,396
Additions for tax positions of prior periods		663	200	134
Additions for tax positions of current period		16	90	71
Reductions for tax positions related to prior periods and other items		(32)	(131)	(95)
Settlements and reclassifications		(119)	(163)	(204)
Expiration of the statute of limitations		(138)	(126)	(231)
Foreign currency translation effects		49	72	119

Balance of tax positions at end of the period	Ps	1,571	1,132	1,190

During 2017, considering recoverability analyses and cash flow projections, CEMEX recognized deferred income tax assets related to its operations in the United States for US$700 considering the then applicable income tax rate of 35%. However, regarding the Tax Cuts and Jobs Act (the “Act”) enacted on December 22, 2017, the U.S. statutory federal tax rate was reduced from 35% to 21%. For this reason, CEMEX reduced its net

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Uncertain tax positions and significant tax proceedings — continued

deferred tax assets by US$124. The reduction in the U.S. statutory federal tax rate is expected to positively impact CEMEX’s future after-tax earnings in the United States. Nonetheless, the ultimate impact is subject to the effect of other complex provisions in the Act, including the Base Erosion and Anti-Abuse Tax (“BEAT”), which CEMEX is currently reviewing, and it is possible that any impact of BEAT could reduce the benefit of the change in such statutory federal tax rate. Due to the uncertain practical and technical application of many of these provisions, it is currently not possible to reliably estimate whether BEAT will apply and if so, how it would impact CEMEX, but as additional guidance from the U.S. tax authorities is received, CEMEX will recognize the effects of such clarifications into its financial statements.

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

As of December 31, 2017, the Company’s most significant tax proceedings are as follows:

•	As part of an audit process, the tax authorities in Spain have challenged part of the tax loss carryforwards reported by CEMEX España covering the tax years from and including 2006 to 2009. During 2014, the tax authorities in Spain notified CEMEX España of fines in the aggregate amount of US$547 (Ps10,755). CEMEX España filed appeals against such resolution. On September 20, 2017, CEMEX España was notified about an adverse resolution to such appeals. CEMEX España challenged this decision and applied for the suspension of the payment before the National Court (Audiencia Nacional) until the recourses are finally resolved. As of December 31, 2017, CEMEX does not consider probable an adverse resolution in this proceeding and no accruals have been created in connection with this proceeding. Nonetheless, is difficult to assess with certainty the likelihood of an adverse result, and the appeals that CEMEX España has filed could take an extended amount of time to be resolved, but if adversely resolved, it could have a material adverse impact on CEMEX’s results of operations, liquidity or financial position.

•

In December 2013, the Mexican Congress approved amendments to the income tax law effective January 1, 2014, which eliminated the tax consolidation regime. A period of up to 10 years was established for the settlement of any liability for income taxes related to the tax consolidation regime accrued until December 31, 2013, amount which considering the rules issued for the disconnection of the tax consolidation regime amounted to Ps24,804. In October 2015, a new tax reform approved by the Mexican Congress (the “new tax reform”) granted entities the option to settle a portion of the liability for the exit of the tax consolidation regime using available tax loss carryforwards of the previously consolidated entities, considering a discount factor, and a tax credit to offset certain items of the aforementioned liability. Consequently, as a result of payments made during 2014 and 2015, the liability was further reduced to Ps16,244, which after the application of the tax credit and tax loss carryforwards (as provided by the new tax reform) which had a book value for CEMEX before discount of Ps11,136, as of December 31, 2015, the Parent Company’s liability was reduced to Ps3,971. As of December 31, 2017 and 2016, considering

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Uncertain tax positions and significant tax proceedings — continued

payments made during these years net of inflation adjustments, CEMEX reduced the balance payable to Ps2,456 and Ps3,236, respectively.

•	In April 2011, the Colombian Tax Authority (“Dirección de Impuestos”) notified CEMEX Colombia of a special proceeding rejecting certain deductions taken by CEMEX Colombia in its 2009 tax return considering they are not linked to direct revenues recorded in the same fiscal year, and assessed an increase in taxes to be paid by CEMEX Colombia in an amount in Colombian pesos equivalent to US$30 (Ps593) and imposed a penalty in an amount in Colombian pesos equivalent to US$48 (Ps948), both as of December 31, 2017. After several appeals of CEMEX Colombia to the Colombian Tax Authority’s special proceeding in the applicable courts in which CEMEX Colombia obtained negative resolutions in each case over the years, in July 2014, CEMEX Colombia filed an appeal against this resolution before the Colombian State Council (Consejo de Estado). As of December 31, 2017, at this stage of the proceeding, CEMEX does not consider probable an adverse resolution in this proceeding, nonetheless, is difficult to assess with certainty the likelihood of an adverse result; but if adversely resolved, this proceeding could have a material adverse impact on CEMEX’s results of operations, liquidity or financial position.

20)	STOCKHOLDERS’ EQUITY

As of December 31,2017 and 2016, stockholders’ equity excludes investments in CPOs of the Parent Company held by subsidiaries of Ps301 (20,541,277 CPOs) and Ps327 (19,751,229 CPOs), respectively, which were eliminated within “Other equity reserves.”

20.1)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2017 and 2016, the breakdown of common stock and additional paid-in capital was as follows:

		2017	2016
Common stock	Ps	4,171	4,162
Additional paid-in capital		140,483	123,174

	Ps	144,654	127,336

As of December 31, 2017 and 2016 the common stock of CEMEX, S.A.B. de C.V. was presented as follows:

	2017		2016
Shares [1]	Series A2	Series B2	Series A2	Series B2
Subscribed and paid shares	30,214,469,912	15,107,234,956	28,121,583,148	14,060,791,574
Unissued shares authorized for executives’ stock compensation programs	531,739,616	265,869,808	638,468,154	319,234,077
Shares that guarantee the issuance of convertible securities[3]	4,529,605,020	2,264,802,510	5,218,899,920	2,609,449,960

	35,275,814,548	17,637,907,274	33,978,951,222	16,989,475,611

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Common stock and additional paid-in capital — continued

1	As of December 31, 2017 and 2016, 13,068,000,000 shares correspond to the fixed portion, and 39,845,721,822 shares in 2017 and 37,900,426,833 shares in 2016, correspond to the variable portion.
2	Series “A” or Mexican shares must represent at least 64% of CEMEX’s capital stock; meanwhile, Series “B” or free subscription shares must represent at most 36% of CEMEX’s capital stock.
3	Shares that guarantee the conversion of both the outstanding voluntary and mandatorily convertible securities and new securities issues (note 16.2).

On March 30, 2017, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,687 million shares (562 million CPOs), which shares were issued, representing an increase in common stock of Ps5, considering a nominal value of Ps0.00833 per CPO, and additional paid-in capital of Ps9,459; (ii) increase the variable common stock by issuing up to 258 million shares (86 million CPOs), which will be kept in the Parent Company’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX’s convertible securities (note 16.2).

On March 31, 2016, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,616 million shares (539 million CPOs), which shares were issued, representing an increase in common stock of Ps4, considering a nominal value of Ps0.00833 per CPO, and additional paid-in capital of Ps6,966; (ii) increase the variable common stock by issuing up to 297 million shares (99 million CPOs), which will be kept in the Parent Company’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX’s convertible securities (note 16.2).

On March 26, 2015, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,500 million shares (500 million CPOs), which shares were issued, representing an increase in common stock of Ps4, considering a nominal value of Ps0.00833 per CPO, and additional paid-in capital of Ps7,613; (ii) increase the variable common stock by issuing up to 297 million shares (99 million CPOs), which will be kept in the Parent Company’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX’s convertible securities (note 16.2).

In connection with the long-term executive share-based compensation program (note 21) in 2017, 2016 and 2015, CEMEX issued approximately 53.2 million CPOs, 53.9 million CPOs and 49.2 million, respectively, generating an additional paid-in capital of Ps817 in 2017, Ps742 in 2016 and Ps655 in 2015 associated with the fair value of the compensation received by executives.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

20.2)	OTHER EQUITY RESERVES

As of December 31, 2017 and 2016 other equity reserves are summarized as follows:

		2017	2016
Cumulative translation effect, net of effects from perpetual debentures and deferred income taxes recognized directly in equity (notes 19.2 and 20.4)	Ps	21,288	31,293
Cumulative actuarial losses		(10,931)	(10,934)
Effects associated with CEMEX´s convertible securities[1]		3,427	4,761
Treasury shares held by subsidiaries		(301)	(327)

	Ps	13,483	24,793

1	Represents the equity component upon the issuance of CEMEX’s convertible securities described in note 16.2, as well as the effects associated with such securities in connection with the change in the Parent Company’s functional currency (note 2.4). Upon conversion of these securities, the balances have been correspondingly reclassified to common stock and/or additional paid-in capital (note 16.1).

For the years ended December 31, 2017, 2016 and 2015, the translation effects of foreign subsidiaries included in the statements of comprehensive income were as follows:

		2017	2016	2015
Foreign currency translation result[1]	Ps	(3,116)	20,648	12,869
Foreign exchange fluctuations from debt[2]		(4,160)	1,367	908
Foreign exchange fluctuations from intercompany balances[3]		(2,243)	(10,385)	(5,801)

	Ps	(9,519)	11,630	7,976

1	These effects refer to the result from the translation of the financial statements of foreign subsidiaries and include the changes in fair value of foreign exchange forward contracts designated as hedge of a net investment (note 16.4).
2	Generated by foreign exchange fluctuations over a notional amount of debt in CEMEX, S.A.B. de C.V., associated with the acquisition of foreign subsidiaries and designated as a hedge of the net investment in foreign subsidiaries (note 2.4).
3	Refers to foreign exchange fluctuations arising from balances with related parties in foreign currencies that are of a long-term investment nature considering that their liquidation is not anticipated in the foreseeable future and foreign exchange fluctuations over a notional amount of debt of a subsidiary of CEMEX España identified and designated as a hedge of the net investment in foreign subsidiaries.

20.3)	RETAINED EARNINGS

The Parent Company’s net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the common stock. As of December 31, 2017, the legal reserve amounted to Ps1,804.

20.4)	NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES

Non-controlling interest

Non-controlling interest represents the share of non-controlling stockholders in the equity and results of consolidated subsidiaries. As of December 31, 2017 and 2016, non-controlling interest in equity amounted to

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Non-controlling interest — continued

Ps22,095 and Ps19,876, respectively. In addition, in 2017, 2016 and 2015, non-controlling interests in consolidated net income were Ps1,417, Ps1,173 and Ps923, respectively. These non-controlling interests arise mainly from the following CEMEX’s subsidiaries:

•	In February 2017, as described in note 4.1, CEMEX acquired a controlling interest in TCL, which shares trade in the Trinidad and Tobago Stock Exchange. As of December 31, 2017, there is a non-controlling interest in TCL of approximately 30.2% of its common shares (see note 4.4 for certain relevant condensed financial information).

•	In July 2016, CHP, an indirect wholly-owned subsidiary of CEMEX España, S.A., closed its initial offering of 2,337,927,954 new common shares, or 45% of CHP’s common shares, at a price of 10.75 Philippine Pesos per common share. The net proceeds from the offering of US$507 (considering an exchange rate of 46.932 Philippines pesos per U.S. dollar on June 30, 2016), after deducting commissions and other offering expenses, were used by CEMEX for general corporate purposes, including the repayment of existing debt. CHP’s assets consist primarily of CEMEX’s cement manufacturing assets in the Philippines. As of December 31, 2017 and 2016, there is a non-controlling interest in CHP of approximately 45% of its common shares in both years (see note 4.4 for certain relevant condensed financial information).

•	In November 2012, pursuant to a public offering in Colombia and an international private placement, CLH, a direct subsidiary of CEMEX España, S.A., concluded its initial offering of common shares. CLH’s assets include substantially all of CEMEX’s assets in Colombia, Panama, Costa Rica, Brazil, Guatemala and El Salvador. As of December 31, 2017 and 2016, there is a non-controlling interest in CLH of approximately 26.75% and 26.72%, respectively, of CLH’s outstanding common shares, excluding shares held in treasury (see note 4.4 for certain relevant condensed financial information).

Perpetual debentures

As of December 31, 2017, 2016 and 2015, the balances of the non-controlling interest included US$447 (Ps8,784), US$438 (Ps9,075) and US$440 (Ps7,581), respectively, representing the notional amount of perpetual debentures, which exclude any perpetual debentures held by subsidiaries.

Interest expense on the perpetual debentures, was included within “Other equity reserves” and amounted to Ps482 in 2017, Ps507 in 2016 and Ps432 in 2015, excluding in all the periods the amount of interest accrued by perpetual debentures held by subsidiaries.

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Perpetual debentures — continued

As of December 31, 2017 and 2016, the detail of CEMEX’s perpetual debentures, excluding the perpetual debentures held by subsidiaries, was as follows:

		2017		2016		Repurchase option	Interest rate
Issuer	Issuance date	Nominal amount		Nominal amount
C10-EUR Capital (SPV) Ltd	May 2007		€64		€64	Tenth anniversary	EURIBOR + 4.79%
C8 Capital (SPV) Ltd	February 2007	US$	135	US$	135	Eighth anniversary	LIBOR + 4.40%
C5 Capital (SPV) Ltd[1]	December 2006	US$	61	US$	61	Fifth anniversary	LIBOR + 4.277%
C10 Capital (SPV) Ltd	December 2006	US$	175	US$	175	Tenth anniversary	LIBOR + 4.71%

1	Under the 2017 Credit Agreement, and previously under the 2014 Credit Agreement, CEMEX is not permitted to call these debentures.

21)	EXECUTIVE SHARE-BASED COMPENSATION

CEMEX has long-term restricted share-based compensation programs providing for the grant of the Parent Company’s CPOs to a group of eligible executives, pursuant to which, new CPOs are issued under each annual program over a service period of four years (the “ordinary program”). The Parent Company’s CPOs of the annual grant (25% of each annual ordinary program) are placed at the beginning of the service period in the executives’ accounts to comply with a one year restriction on sale. Under the ordinary programs, the Parent Company issued new shares for approximately 53.2 million CPOs in 2017, 53.9 million CPOs in 2016 and 49.2 million CPOs in 2015 that were subscribed and pending for payment in the Parent Company’s treasury. As of December 31, 2017, there are approximately 79 million CPOs associated with these annual programs that are potentially expected to be issued in the following years as the executives render services.

Moreover, beginning in 2017, with the approval of the Parent Company’s Board of Directors, for a group of key executives, the conditions of the program were modified for new awards by reducing the service period from four to three years and implementing three-annual internal and external performance metrics, which depending in their weighted achievement, may result in a final payment in the Parent Company’s CPOs at the end of the third year between 0% and 200% of the target for each annual program (the “key executives program”). During 2017, no CPOs of the Parent Company were issued under the key executives program.

Beginning January 1, 2013, those eligible executives belonging to the operations of CLH and subsidiaries ceased to receive Parent Company’s CPOs and instead started receiving shares of CLH, sharing significantly the same conditions of CEMEX’s plan also over a service period of four years. During 2017, 2016 and 2015, CLH physically delivered 172,981 shares, 271,461 shares and 242,618 shares, respectively, corresponding to the vested portion of prior years’ grants, which were subscribed and held in CLH’s treasury. As of December 31, 2017, there are 798,552 shares of CLH associated with these annual programs that are expected to be delivered in the following years as the executives render services.

The combined compensation expense related to the programs described above as determined considering the fair value of the awards at the date of grant in 2017, 2016 and 2015, was recognized in the operating results against other equity reserves and amounted to Ps817, Ps742 and Ps655, respectively. The weighted average price per

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Executive share-based compensation — continued

CPO granted during the period was approximately 14.28 pesos in 2017, 13.79 pesos in 2016 and 13.34 pesos in 2015. Moreover, the weighted average price per CLH share granted during the period was 13,077 Colombian pesos in 2017, 13,423 Colombian pesos in 2016 and 14,291 Colombian pesos in 2015. As of December 31, 2017 and 2016, there were no options or commitments to make payments in cash to the executives based on changes in the market price of the Parent Company’s CPO or CLH’s shares.

22)	EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to ordinary equity holders of the Parent Company (the numerator) by the weighted average number of shares outstanding (the denominator) during the period. Shares that would be issued depending only by the passage of time should be included in the determination of the basic weighted average number of shares outstanding. Diluted earnings per share should reflect in both, the numerator and denominator, the assumption that convertible instruments are converted, that options or warrants are exercised, or that ordinary shares are issued upon the satisfaction of specified conditions, to the extent that such assumption would led to a reduction in basic earnings per share or an increase in basic loss per share, otherwise, the effects of potential shares are not considered because they generate antidilution.

The amounts considered for calculations of earnings per share in 2017, 2016 and 2015 were as follows:

	2017		2016	2015
Denominator (thousands of shares)
Weighted average number of shares outstanding[1]		43,107,457	42,211,409	41,491,672
Capitalization of retained earnings[2]		1,687,295	1,687,295	1,687,295
Effect of dilutive instruments — mandatorily convertible securities (note 16.2)[3]		708,153	708,153	708,153

Weighted average number of shares — basic		45,502,905	44,606,857	43,887,120
Effect of dilutive instruments — share-based compensation (note 21)[3]		237,102	226,972	171,747
Effect of potentially dilutive instruments — optionally convertible securities (note 16.2)[3]		2,698,600	3,834,458	5,065,605

Weighted average number of shares — diluted		48,438,607	48,668,287	49,124,472

Numerator
Net income from continuing operations	Ps	13,139	14,438	1,096
Less: non-controlling interest net income		1,417	1,173	923

Controlling interest net income from continuing operations		11,722	13,265	173
Plus: after tax interest expense on mandatorily convertible securities		91	119	144

Controlling interest net income from continuing operations — for basic earnings per share calculations		11,813	13,384	317
Plus: after tax interest expense on optionally convertible securities		903	1,079	1,288

Controlling interest net income from continuing operations — for diluted earnings per share calculations	Ps	12,716	14,463	1,605

Net income from discontinued operations	Ps	3,499	768	1,028

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Earnings per share — continued

	2017		2016	2015
Basic earnings per share
Controlling interest basic earnings per share	Ps	0.34	0.32	0.03
Controlling interest basic earnings per share from continuing operations		0.26	0.30	0.01
Controlling interest basic earnings per share from discontinued operations		0.08	0.02	0.02

Controlling interest diluted earnings per share [4]
Controlling interest diluted earnings per share	Ps	0.34	0.32	0.03
Controlling interest diluted earnings per share from continuing operations		0.26	0.30	0.01
Controlling interest diluted earnings per share from discontinued operations		0.08	0.02	0.02

1	The weighted average number of shares outstanding in 2016 and 2015 reflects the shares issued as a result of the capitalization of retained earnings declared on March 2016 and March 2015, as applicable (note 20.1).
2	According to resolution of the Parent Company’s stockholders’ meeting on March 30, 2017.
3	The number of CPOs to be issued under the executive share-based compensation programs, as well as the total amount of CPOs committed for issuance in the future under the mandatorily and optionally convertible securities, are computed from the beginning of the reporting period. The number of shares resulting from the executives’ stock option programs is determined under the inverse treasury method.
4	For 2017, 2016 and 2015, the effects on the denominator and numerator of potential dilutive shares generate antidilution; therefore, there is no change between the reported basic earnings per share and diluted earnings per share.

23)	COMMITMENTS

23.1)	GUARANTEES

As of December 31, 2017 and 2016, CEMEX, S.A.B. de C.V., had guaranteed loans of certain subsidiaries for US$1,506 (Ps29,601) and US$2,887 (Ps59,819), respectively.

23.2)	PLEDGED ASSETS

CEMEX transferred to a guarantee trust the shares of its main subsidiaries, including, among others, CEMEX México, S.A. de C.V., New Sunward Holding B.V. and CEMEX España, S.A., and entered into pledge agreements in order to secure payment obligations under the 2017 Credit Agreement (formerly under the 2014 Credit Agreement and the Facilities Agreement) and other debt instruments entered into prior to the date of these agreements (note 16.1).

As of December 31, 2017 and 2016, there are no liabilities secured by property, machinery and equipment.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

23.3)	OTHER COMMITMENTS

As of December 31, 2017 and 2016, CEMEX was party of other commitments for several purposes, including the purchase of fuel and energy, which estimated future cash flows over their maturity are presented in note 23.5. A description of the most significant contracts is as follows:

•	In connection with the beginning of full commercial operations of the Ventika S.A.P.I. de C.V. and the Ventika II S.A.P.I. de C.V. wind farms (jointly “Ventikas”) located in the Mexican state of Nuevo Leon with a combined generation capacity of 252 Megawatts (“MW”), CEMEX agreed to acquire a portion of the energy generated by Ventikas for its overall electricity needs in Mexico for a period of 20 years, which began in April 2016. As of December 31, 2017, the estimated annual cost of this agreement is US$27 (unaudited) assuming that CEMEX receives all its energy allocation. Nonetheless, energy supply from wind source is variable in nature and final amounts will be determined considering the final MW effectively received at the agreed prices per unit.

•	On July 30, 2012, CEMEX signed a 10-year strategic agreement with International Business Machines Corporation (“IBM”) pursuant to which IBM provides, among others, data processing services (back office) in finance, accounting and human resources; as well as Information Technology (“IT”) infrastructure services, support and maintenance of IT applications in the countries in which CEMEX operates.

•	Beginning in February 2010, for its overall electricity needs in Mexico CEMEX agreed with EURUS the purchase a portion of the electric energy generated for a period of no less than 20 years. EURUS is a wind farm with an installed capacity of 250 MW operated by ACCIONA in the Mexican state of Oaxaca. As of December 31, 2017, the estimated annual cost of this agreement is US$71 (unaudited) assuming that CEMEX receives all its energy allocation. Nonetheless, energy supply from wind source is variable in nature and final amounts will be determined considering the final MWh effectively received at the agreed prices per unit.

•	CEMEX maintains a commitment initiated in April 2004 to purchase the energy generated by Termoeléctrica del Golfo (“TEG”) until 2027 for its overall electricity needs in Mexico. As of December 31, 2017, the estimated annual cost of this agreement is US$110 (unaudited) assuming that CEMEX receives all its energy allocation. Nonetheless, final amounts will be determined considering the final MWg effectively received at the agreed prices per unit.

•	In regards with the above, CEMEX also committed to supply TEG and another third-party electrical energy generating plant adjacent to TEG all fuel necessary for their operations until the year 2027, equivalent to approximately 1.2 million tons of petroleum coke per year. CEMEX covers its commitments under this agreement acquiring the aforementioned volume of fuel from sources in the international markets and Mexico.

•	CEMEX OstZement GmbH (“COZ”), CEMEX’s subsidiary in Germany, held a long-term energy supply contract until 2023 with STEAG—Industriekraftwerk Rüdersdorf GmbH (“SIKW”) in connection with the overall electricity needs of CEMEX’s Rüdersdorf plant. Based on the contract, each year COZ has the option to fix in advance the volume of energy in terms of MW that it will acquire from VEN SIKW, with the option to adjust the purchase amount one time on a monthly and quarterly basis. The estimated annual cost of this agreement is approximately US$12 (unaudited) assuming that CEMEX receives all its energy allocation.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

23.4)	COMMITMENTS FROM EMPLOYEE BENEFITS

In some countries, CEMEX has self-insured health care benefits plans for its active employees, which are managed on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2017, in certain plans, CEMEX has established stop-loss limits for continued medical assistance derived from a specific cause (e.g., an automobile accident, illness, etc.) ranging from 23 thousand dollars to 400 thousand dollars. In other plans, CEMEX has established stop-loss limits per employee regardless of the number of events ranging from 100 thousand dollars to 2.5 million dollars. The contingency for CEMEX if all employees qualifying for health care benefits required medical services simultaneously is significantly. However, this scenario is remote. The amount expensed through self-insured health care benefits was US$64 (Ps1,258) in 2017, US$69 (Ps1,430) in 2016 and US$69 (Ps1,189) in 2015.

23.5)	CONTRACTUAL OBLIGATIONS

As of December 31, 2017 and 2016, CEMEX had the following contractual obligations:

(U.S. dollars millions)	2017						2016
Obligations	Less than 1 year		1-3 years	3-5 years	More than 5 years	Total	Total
Long-term debt	US$	798	519	2,411	6,164	9,892	11,379
Finance lease obligations[1]		36	87	52	—	175	107
Convertible notes[2]		379	527	—	—	906	1,205

Total debt and other financial obligations[3]		1,213	1,133	2,463	6,164	10,973	12,691
Operating leases[4]		109	181	136	68	494	515
Interest payments on debt[5]		448	968	809	848	3,073	3,996
Pension plans and other benefits[6]		156	307	316	808	1,587	1,414
Purchases of raw materials, fuel and energy[7]		649	810	866	2,001	4,326	4,440

Total contractual obligations	US$	2,575	3,399	4,590	9,889	20,453	23,056

	Ps	50,599	66,790	90,193	194,319	401,901	477,720

1	Represent nominal cash flows. As of December 31, 2017, the NPV of future payments under such leases was US$158 (Ps3,105), of which, US$79 (Ps1,552) refers to payments from 1 to 3 years and US$48 (Ps943) refer to payments from 3 to 5 years.
2	Refers to the components of liability of the convertible notes described in note 16.2 and assumes repayment at maturity and no conversion of the notes.
3	The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature.
4	The amounts represent nominal cash flows. CEMEX has operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain operating expenses. Rental expense was US$115 (Ps2,252) in 2017, US$121 (Ps2,507) in 2016 and US$114 (Ps1,967) in 2015.
5	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2017 and 2016.
6	Represents estimated annual payments under these benefits for the next 10 years (note 18), including the estimate of new retirees during such future years.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Contractual obligations — continued

7	Future payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows. Future nominal payments for energy were estimated for all contractual commitments on the basis of an aggregate average expected consumption per year using the future prices of energy established in the contracts for each period. Future payments also include CEMEX’s commitments for the purchase of fuel.

24)	LEGAL PROCEEDINGS

24.1)	PROVISIONS RESULTING FROM LEGAL PROCEEDINGS

CEMEX is involved in various significant legal proceedings, the resolutions of which are deemed probable and imply cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions or losses have been recognized in the financial statements, representing the best estimate of the amounts payable or the amount of impaired assets. Therefore, CEMEX believes that it will not make significant expenditure or incur significant losses in excess of the amounts recorded. As of December 31, 2017, the details of the most significant events giving effect to provisions or losses are as follows:

•	Regarding the Maceo project in Colombia (note 14), in August 2012, CEMEX Colombia signed a memorandum of understanding (“MOU”) with the representative of CI Calizas y Minerales S.A. (“CI Calizas”), which objective was the acquisition and transfer of assets comprising land, the mining concession and the environmental permit, the common shares of the entity Zona Franca Especial Cementera del Magdalena Medio S.A.S. (“Zomam”) (holder of the free trade zone concession), as well as the rights to build the new cement plant. After signing the MOU, a former shareholder of CI Calizas, who presumptively transferred its shares of CI Calizas two years before the signing of the MOU, was linked to a process of expiration of property initiated by Colombia’s Attorney General (the “Attorney General”). Amongst other measures, the Attorney General ordered the seizure and consequent suspension of the right to dispose the assets subject to the MOU. CEMEX Colombia acquired the shares of Zomam before the beginning of such process; nonetheless, the Attorney General decided to also include them in the action of expiration of property. To protect its interests and defend its rights as a third party acting in good faith and free of guilt, CEMEX Colombia joined the expiration of property process fully cooperating with the Attorney General.

In July 2013, CEMEX Colombia signed with the provisional depository of the assets, designed by the Drugs National Department (Dirección Nacional de Estupefacientes, then depository of the affected assets), which functions after its liquidation were assumed by the Administrator of Special Assets (Sociedad de Activos Especiales S.A.S. or the “SAE”), a lease contract for a period of five years, which can be early terminated by the SAE, by means of which CEMEX Colombia was duly authorized to continue with the necessary works for the construction and operation of the plant (the “Lease Contract”). Likewise, the provisional depository granted a mandate to CEMEX Colombia for the same purpose. CEMEX considers that during the course of the different legal processes, the Lease Contract enables it to use and enjoy the land in order to operate the plant. Therefore, CEMEX Colombia plans to negotiate an extension to the Lease Contract before its maturity in July 2018, as well as an agreement that would allow CEMEX Colombia to operate the plant while the expiration of property process is exhausted.

In May 2016, the Attorney General resolved to deny the inadmissibility request to the action for expiration of property previously filed by CEMEX Colombia, considering that it should broaden the collection of evidential elements and its analysis in order to take a resolution according to law. As of December 31, 2017, given the nature of the process and the several procedural stages, it is estimated that it may take between five and ten years for the issuance of a final resolution in respect to the aforementioned process, which is in

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Provisions resulting from legal proceedings — continued

its investigation stage awaiting for the defendants’ legal counsel (guardians ad litem) designated by the Attorney General to assume functions in order to open the evidentiary stage.

Moreover, in connection with Maceo’s project, CEMEX Colombia also engaged the same representative of CI Calizas to also represent in the name and on behalf of CEMEX Colombia in the acquisition of land adjacent to the plant, signing a new memorandum of understanding with this representative (the “Land MOU”). During 2016, CEMEX received reports through its anonymous reporting line, related to possible deficiencies in the purchase process of land were the cement plant is located. At this respect, CEMEX initiated an investigation and internal audit in accordance with its corporate governance policies and its code of ethics, confirming the irregularities in such process described below. As a result, on September 23, 2016, CLH and CEMEX Colombia decided to terminate the employment relationship with the Vice President of Planning of CLH and CEMEX Colombia, with the Legal Counsel of CLH and CEMEX Colombia; and accepted the resignation of the Chief Executive Officer of CLH and President of CEMEX Colombia to facilitate investigations. In order to strengthen the levels of leadership, management and best practices of corporate governance, in October 2016, the Board of Directors of CLH decided to separate the roles of Chairman of the Board of Directors, Chief Executive Officer of CLH and President of CEMEX Colombia, and immediately made the respective appointments. Moreover, pursuant to a requirement of CEMEX, S.A.B. de C.V.’s Audit Committee and of CLH’s Audit Commission, an audit firm, experts in forensic audits, was engaged in order to perform an independent investigation of the Maceo project. Additionally, CEMEX Colombia and CLH engaged an external firm to assist CLH and CEMEX Colombia on the necessary collaboration with the Attorney General and management also engaged a team of external lawyers for its own legal advice.

The internal audit initiated in 2016 found that CEMEX Colombia made cash advances and paid interest to this representative for amounts in Colombian pesos equivalent to US$13.4 and US$1.2, respectively, in both cases considering the Colombian peso to U.S. dollar exchange rate as of December 31, 2016. These payments were deposited in the representative’s personal bank account as advance payments under the MOU and the Land MOU. CEMEX Colombia paid interest according to the representative’s instructions. Pursuant to the expiration of property process of the assets subject to the MOU and the failures to legally formalize the purchases under the Land MOU, as of the reporting date, CEMEX Colombia is not the legitimate owner of the aforementioned assets. Considering that payments made by CEMEX Colombia under the MOU and the Land MOU were made in violation of CEMEX’s and CLH’s internal policies; both CLH and CEMEX Colombia reported these facts to the Attorney General, providing the findings obtained during the investigations and internal audits, and also filed a claim in the civil courts aiming that all property rights related to the additional land, some of which were assigned to the representative, would be effectively transferred to CEMEX.

Based on the investigation and internal audit related to Maceo’s project mentioned above, and considering the findings and the legal opinions available, in December 2016, CEMEX determined: a) low probability of recovering resources delivered under the different memorandums of understanding for an amount in Colombian pesos equivalent to US$14.3 (Ps295) recognized as part of investments in progress, were reduced to zero recognizing an impairment loss for such amount against “Other expenses, net;” b) certain purchases of equipment installed in the plant were considered exempt for VAT purposes under the benefits of the free trade zone, however, as those assets were actually installed outside of the free trade zone’s area, they lack of such benefits, therefore, CEMEX increased investments in progress against VAT accounts payable for US$9.2 (Ps191); and c) the cancellation of the balance payable to CI Calizas under the MOU in

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Provisions resulting from legal proceedings — continued

connection with the acquisition of the assets for US$9.1 (Ps188) against a reduction in investments in progress. All these amounts considering the Colombian peso to U.S. dollar exchange rate as of December 31, 2016. During 2017, no additional significant adjustments or losses have been determined in relation to this project. CEMEX Colombia determined an initial total budget for the Maceo plant of US$340. As of December 31, 2017, the carrying amount of the project, net of adjustments, is for an amount in Colombian pesos equivalent to Ps6,543 (US$333), considering the exchange rates as of December 31, 2017.

In relation to the aforementioned irregularities detected, there is an ongoing criminal investigation by the Attorney General. As of December 31, 2017, the investigation by the Attorney General is finalizing its initial stage (inquiry) and a hearing to present charges was set for January 15, 2018, which would initiate the second stage of the proceeding (investigation). CEMEX is neither able to predict the actions that the General Attorney could implement, nor the possibility and degree in which any of these possible actions, including the termination of employment of the aforementioned executives, could have a material adverse effect on CEMEX’s results of operation, liquidity or financial position. Under the presumption that CEMEX Colombia conducted itself in good faith, and considering that the rest of its investments made in the development of Maceo’s project were made with the consent of the SAE and CI Calizas, such investments are protected by Colombian law, under which, if a person builds on the property of a third party, with full knowledge of such third party, this third party may: a) take ownership of the plant, provided a corresponding indemnity to CEMEX Colombia, or otherwise, b) oblige CEMEX Colombia to purchase the land. Consequently, CEMEX considers that will be able to retain ownership of the plant and other refurbishments made. Nonetheless, had this not be the case, CEMEX Colombia would take all necessary actions to safeguard the project in Maceo. At this respect, there is the possibility that CEMEX considers remote, in which, in the event that the expiration of property over the assets subject to the MOU is ordered in favor of the State, the SAE may decide not to sell the assets to CEMEX Colombia, or, the SAE may elect to maintain ownership of the assets and not extend the Lease Contract. In both cases, under Colombian law, CEMEX Colombia would be entitled to an indemnity for the amount of its incurred investments. However, an adverse resolution at this respect could have a material adverse effect on the Company’s results of operations, liquidity or financial condition.

In October 2016, considering information that also emerged from the audits, CEMEX decided to postpone the start-up of the Maceo plant and the construction of the access road until the following issues would be resolved: (i) there are pending permits required to finalize the access road to the Maceo plant, critical infrastructure to assure safety and capacity to transport products from the plant; (ii) CEMEX Colombia has requested an expansion to the free trade zone to cover the totality of the cement plant in order to access the tax benefits originally projected for the plant, for which is critical that the request for partial adjustment to the District of Integrated Management (“DIM”) would be finalized in July 2018, in order to allow CEMEX Colombia continue with the expansion process of the free trade zone; (iii) it is necessary to modify the environmental license to expand its production to 950 thousand tons of clinker per year as initially planned; as well as to reduce the size of the zoning area in order to avoid any overlap with the DIM; (iv) a subsidiary of CEMEX Colombia holds the environmental permit for project Maceo, however, the transfer of the mining concession was revoked by the Antioquia Mining Government Ministry in December 2013 and reassigned to CI Calizas. As a result, the environmental permit and the mining concession are in custody of different entities, contrary to standard situation; and (v) the mining permit of the plant partially overlaps with the DIM. In connection with these issues, on December 13, 2016, Corantioquia, the regional environmental agency, communicated its negative resolution to CEMEX Colombia’s request to increase the mining concession for up to 950 thousand tons per year, resolution that was appealed by CEMEX Colombia,

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Provisions resulting from legal proceedings — continued

whom continues working to address these issues as soon as possible, including the zoning and reconciliation of the Maceo project with the DIM, as well as analyzing alternatives for partial extraction of the DIM aiming to evidence the feasibility of achieving the expansion of the proposed activity in the project. Once these alternatives are implemented, CEMEX Colombia would reconsider submitting a new request for modification of the environmental license to expand its production to the initially envisaged 950 thousand tons. Meanwhile, CEMEX Colombia will limit its activities to those authorized under the currently effective environmental license and mining title.

•	On December 11, 2017, in the context of a market investigation opened in 2013 against five cement companies and 14 executives of those companies, including two former executives of CEMEX Colombia for purported practices that limited free competition, and after several processes over the years, the Colombian Superintendence of Industry and Commerce (Superintendencia de Industria y Comercio or the “SIC”) imposed a final fine to CEMEX Colombia for an amount equivalent to US$25 (Ps491) to be paid no later than January 5, 2018, considering CEMEX Colombia’s defense strategy. As a result, as of December 31, 2017, CEMEX Colombia recognized a provision for the full amount against “Other expenses, net.” CEMEX Colombia will not appeal the resolution of the SIC and instead intends directly to file an annulment and reestablishment of right claim before the Administrative Court within the four months after the resolution. Once filed, this claim could take a considerable amount of time in being resolved. As of December 31, 2017, CEMEX is not able to assess the likelihood for the recovery of the fine imposed by the SIC or the timeframe for the defense process.

•	In January 2007, the Polish Competition and Consumers Protection Office (the “Protection Office”) initiated an antitrust proceeding against all cement producers in the country, including CEMEX Polska Sp. Z.o.o.(“CEMEX Polska”) and another subsidiary in Poland, arguing that there was an agreement between all cement producers in Poland regarding prices, market quotas and other sales conditions; and that the producers exchanged information, all of which limited competition in the Polish cement market. In December 2009, the Protection Office issued a resolution imposing fines on a number of Polish cement producers, including CEMEX Polska for the period of 1998 to 2006. The fine imposed on CEMEX Polska, after an appeal before the Polish Court of Competition and Consumer Protection in Warsaw amounts to the equivalent of US$27 (Ps531). In 2014, CEMEX Polska filed an appeal against the fine and the case has been since in the Appeals Court in Warsaw (the “Appeals Court”). The above mentioned penalty is not enforceable until the Appeals Court issues its final judgment and if the penalty is maintained in the final resolution, then it will be payable within 14 calendar days of the announcement. As of December 31, 2017, CEMEX had accrued a provision for the full amount of the fine mentioned above representing the best estimate in connection with this resolution. CEMEX Polska estimates that the final judgment will be issued during 2018.

•	As of December 31, 2017, CEMEX had accrued environmental remediation liabilities in the United Kingdom pertaining to closed and current landfill sites for the confinement of waste, representing the NPV of such obligations for an amount in Sterling Pounds equivalent to US$178 (Ps3,493). Expenditure was assessed and quantified over the period in which the sites have the potential to cause environmental harm, which was accepted by the regulator as being up to 60 years from the date of closure. The assessed expenditure included the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure.

•

As of December 31, 2017, CEMEX had accrued environmental remediation liabilities in the United States for an amount of US$30 (Ps586), related to: a) the disposal of various materials in accordance with past

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Provisions resulting from legal proceedings — continued

industry practice, which might currently be categorized as hazardous substances or wastes, and b) the cleanup of sites used or operated by CEMEX, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages, and a final resolution might take several years. Based on the information developed to date, CEMEX’s does not believe that it will be required to spend significant sums on these matters in excess of the amounts previously recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with, or litigation against, potential sources of recovery have been completed.

24.2)	OTHER CONTINGENCIES FROM LEGAL PROCEEDINGS

CEMEX is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable or remote. In certain cases, a negative resolution may represent the revocation of an operating license, in which case, CEMEX may experience a decrease in future revenues, an increase in operating costs or a loss. Nonetheless, until all stages in the procedures are exhausted in each proceeding, CEMEX cannot assure the achievement of a final favorable resolution. As of December 31, 2017, the most significant events with a quantification of the potential loss, when it is determinable and would not impair the outcome of the relevant proceeding, were as follows:

•	In December 2016, CEMEX, S.A.B. de C.V. received subpoenas from the United States Securities and Exchange Commission (“SEC”) seeking information that may allow determining whether there are violations of the U.S. Foreign Corrupt Practices Act in connection with the Maceo project. These subpoenas do not mean that the SEC has concluded that CEMEX violated the law. The payments made by CEMEX Colombia in connection with Maceo’s project under the MOU and the MOU with the Representative described above, were made to non-governmental individuals in breach of CEMEX and CLH established protocols. CEMEX has been cooperating with the SEC and the Attorney General and intends to continue cooperating fully with the SEC and the Attorney General. It is possible that the United States Department of Justice or investigatory entities in other jurisdictions may also open investigations into this matter. To the extent they do so, CEMEX intends to cooperate fully with those inquiries, as well. As of December 31, 2017, CEMEX is neither able to predict the duration, scope, or outcome of the SEC investigation or any other investigation that may arise, nor has elements to determine the probability that the SEC’s investigation results may or may not have a material adverse impact on its consolidated results of operations, liquidity or financial position.

•	In September 2016, CEMEX España Operaciones, S.L.U. (“CEMEX España Operaciones”), a subsidiary of CEMEX in Spain, in the context of a market investigation initiated in 2014 for alleged anticompetitive practices in 2009 for the cement market and the years 2008, 2009, 2012, 2013 and 2014 for the ready-mix market, was notified of a resolution by the National Markets and Competition Commission (Comisión Nacional de los Mercados y la Competencia or the “CNMC”) requiring the payment of a fine for €6 (US$7 or Ps138). CEMEX España Operaciones appealed the fine and requested the suspension of payment before the National Court (Audiencia Nacional), which granted the requested suspension; subject to issuance of a bank guarantee for the principal amount of the sanction. The CNMC was notified. As of December 31, 2017, CEMEX do not expect that an adverse resolution to this matter would have a material adverse impact on our results of operations, liquidity and financial condition.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Other contingencies from legal proceedings — continued

•	In February 2014, the Egyptian Tax Authority requested Assiut Cement Company (“ACC”), a subsidiary of CEMEX in Egypt, the payment of a development levy on clay applied to the Egyptian cement industry in amounts equivalent as of December 31, 2017 of US$18 (Ps357) for the period from May 5, 2008 to November 30, 2011. In March 2014, ACC appealed the levy and obtained a favorable resolution by the Ministerial Committee for Resolution of Investment Disputes, which instructed the Egyptian Tax Authority to cease claiming ACC the aforementioned payment of the levy on clay. It was further decided that the levy on clay should not be imposed on imported clinker. Nonetheless, in May 2016, the Egyptian Tax Authority challenged ACC´s right to cancel the levy on clay before the North Cairo Court, which referred the cases to Cairo’s Administrative Judiciary Court. As of December 31, 2017, a session has been scheduled for February 5, 2018 in order to review the two referred cases. At this stage, as of December 31, 2017, CEMEX does not expect a material adverse impact due to this matter in its results of operations, liquidity or financial position.

•	In September 2012, in connection with a lawsuit submitted to a first instance court in Assiut, Egypt in 2011, the first instance court of Assiut issued a resolution in order to nullify the Share Purchase Agreement (the “SPA”) pursuant to which CEMEX acquired in 1999 a controlling interest in Assiut Cement Company (“ACC”). In addition, during 2011 and 2012, lawsuits seeking, among other things, the annulment of the SPA were filed by different plaintiffs, including 25 former employees of ACC, before Cairo’s State Council. After several appeals, hearings and resolutions over the years, as of December 31, 2017, in connection with the first lawsuit of 2011, was referred by the Assiut’s Administrative Judiciary Court to the Commissioners’ Division to render the corresponding opinion; whereas in respect to the second lawsuits, the cases are held in Cairo’s 7th Circuit State Council Administrative Judiciary Court awaiting also for the High Constitutional Court to pronounce itself in regards to the challenges against the constitutionality of Law 32/2014 filed by the plaintiffs, which protects CEMEX’s investments in Egypt. These matters are complex and take several years to be resolved. As of December 31, 2017, CEMEX is not able to assess the likelihood of an adverse resolution regarding these lawsuits nor is able to assess if the Constitutional Court will dismiss Law 32/2014, but, regarding the lawsuits, if adversely resolved, CEMEX does not believe the resolutions in the first instance would have an immediate material adverse impact on CEMEX’s operations, liquidity and financial condition. However, if CEMEX exhausts all legal recourses available, a final adverse resolution of these lawsuits, or if the Constitutional Court dismisses Law 32/2014, this could adversely impact the ongoing matters regarding the SPA, which could have a material adverse impact on CEMEX’s operations, liquidity and financial condition.

•	In 2012, in connection with a contract entered into in 1990 (the “Quarry Contract”) by CEMEX Granulats Rhône Méditerranée (“CEMEX GRM”), one of CEMEX’s subsidiaries in France, with SCI La Quinoniere (“SCI”) pursuant to which CEMEX GRM has drilling rights in order to extract reserves and do quarry remediation at a quarry in the Rhône region of France, SCI filed a claim against CEMEX GRM for breach of the Quarry Contract, requesting the rescission of such contract and damages plus interest for an amount in euros equivalent to US$66 (Ps1,297), arguing that CEMEX GRM partially filled the quarry allegedly in breach of the terms of the Quarry Contract. After many hearings, resolutions and appeals over the years, as of December 31, 2017, the case is held in the appeals court in Lyon, France, where a judgment is expected by mid 2018. As of December 31, 2017, CEMEX considers that an adverse resolution on this matter would not have a material adverse impact on CEMEX’s results of operations, liquidity and financial condition.

•

In June 2012, one of CEMEX’s subsidiaries in Israel and three other companies were notified about a class action suits filed by a homeowner who built his house with concrete supplied by the defendants in October

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Other contingencies from legal proceedings — continued

2010. The class action argues that the concrete supplied to him did not meet with the Israeli ready-mix strength standard requirements and that as a result CEMEX acted unlawfully toward all of its customers who received concrete that did not comply with such standard requirements, causing financial and non-financial damages to those customers, including the plaintiff. CEMEX presumes that the class action would represent the claim of all the clients who purchased the alleged non-conforming concrete from its subsidiary in Israel during the past 7 years, the limitation period according to applicable laws in Israel. The damages that could be sought are equivalent to US$80 (Ps1,564). After several hearings to present evidence from all parties over the years and the resolution of the court to join together all claims against all four companies in order to simplify and shorten court proceedings, as of December 31, 2017, the proceedings are finalizing the evidentiary stage, and CEMEX’s subsidiary in Israel is not able to assess the likelihood of the class action application being approved or, if approved, of an adverse result, such as an award for damages in the full amount that could be sought, but if adversely resolved CEMEX considers that an adverse resolution on this matter would not have a material adverse impact on its results of operations, liquidity or financial condition.

•	In June 2010, the District of Bogota’s Environmental Secretary (the “Environmental Secretary”), ordered the suspension of CEMEX Colombia’s mining activities at El Tunjuelo quarry, located in Bogota, sealed off the mine to machinery and prohibited the removal of aggregates inventory, as well as those of other aggregates producers in the same area. The Environmental Secretary alleged that during the past 60 years, CEMEX Colombia and the other companies have illegally changed the course of the Tunjuelo River, have used the percolating waters without permission and have improperly used the edge of the river for mining activities. CEMEX Colombia responded to the injunction by requesting that it be revoked based on the fact that the mining activities at El Tunjuelo quarry are supported by the authorizations required by the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and permanently authorized by the Ministry of Environment and Sustainable Development. Although there is not an official quantification of the possible fine, the Environmental Secretary has publicly declared that the fine could be up to the equivalent of US$100 (Ps1,976). As of December 31, 2017, CEMEX is not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia. An adverse resolution on this case could have a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

In connection with the legal proceedings presented in notes 24.1 and 24.2, the exchange rates as of December 31, 2017 used by CEMEX to convert the amounts in local currency to their equivalents in dollars were the official closing exchange rates of 3.47 Polish zloty per dollar, 0.83 Euro per dollar, 0.74 British pound sterling per dollar, 2,984.0 Colombian pesos per dollar and 3.47 Israelite shekel per dollar.

In addition to the legal proceedings described above in notes 24.1 and 24.2, as of December 31, 2017, CEMEX is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions or divestitures; 4) claims to revoke permits and/or concessions; and 5) other diverse civil actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Other contingencies from legal proceedings — continued

case-by-case basis would seriously prejudice CEMEX’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX has disclosed qualitative information with respect to the nature and characteristics of the contingency, but has not disclosed the estimate of the range of potential loss.

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

For the years ended December 31, 2017, 2016 and 2015, in ordinary course of business, CEMEX has entered into transactions with related parties for the sale of products, purchase of services or the lease of assets, all of which are not significant for CEMEX and the related party, are incurred for non-significant amounts and are executed under market terms and conditions following the same commercial principles and authorizations applied to other third parties. These identified transactions are approved annually by the Parent Company’s Board of Directors. None of these transactions are material to be disclosed separately.

In addition, for the years ended December 31, 2017, 2016 and 2015, the aggregate amount of compensation of CEMEX board of directors, including alternate directors, and top management executives, was US$47 (Ps887), US$43 (Ps802) and US$36 (Ps579), respectively. Of these amounts, US$35 (Ps661) in 2017, US$32 (Ps595) in 2016, US$25 (Ps402) in 2015, was paid as base compensation plus performance bonuses, including pension and post-employment benefits. In addition, US$12 (Ps227) in 2017, US$11 (Ps207) in 2016 and US$11 (Ps177) in 2015 of the aggregate amount in each year, corresponded to allocations of CPOs under CEMEX’s executive share-based compensation programs.

26)	SUBSEQUENT EVENTS

On January 5, 2018, in connection with the fine associated with the market investigation imposed by the SIC in Colombia for US$25 (Ps491), CEMEX Colombia made the payment of such fine, CEMEX Colombia will not appeal the resolution of the SIC and instead intends directly to file an annulment and reestablishment of right claim before the Administrative Court within the four months after the resolution. Once filed, this claim could take a considerable amount of time in being resolved. As of December 31, 2017, CEMEX is not able to assess the likelihood for the recovery of the fine imposed by the SIC or the timeframe for the defense process.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Subsequent events — continued

On January 10, 2018, in connection with the tender offer of the January 2022 Notes, the Parent Company incurred a payment of €419, which included, the principal amount oustanding of the notes of €400 plus the premium offer and the accrued interest at the date of redemption (note 16.1).

On January 31, 2018, CEMEX España was notified, based on a resolution dated January 18, 2018, that the National Court (Audiencia Nacional) accepted the request for suspension of payment of the fine submitted by CEMEX España, in connection with the tax proceeding in Spain related to the review of tax loss carryforwards reported between 2006 and 2009 (note 19.4), subject to the presentation of a satisfactory guarantee in the amount of the proposed fine plus interest before March 31, 2018. CEMEX España expects to successfully complete an acceptable form and amount of the required guarantee before the stipulated due date.

On February 14, 2018, CEMEX through one of its subsidiaries in the United States agreed to increase its ownership interest in Lehigh White Cement Company (“Lehigh White”) from 24.5% to 36.75%. On March 29, 2018 CEMEX closed the operation and paid a total of US$34 (note 13.1).

On March 12, 2018, Department of Justice of the United States (“DOJ”) issued a grand jury subpoena to CEMEX, S.A.B. de C.V. relating to its operations in Colombia and other jurisdictions. CEMEX, S.A.B. de C.V. intends to cooperate fully with the SEC, DOJ, and any other investigatory entity. As of April 30, 2018, CEMEX, S.A.B. de C.V. is unable to predict the duration, scope, or outcome of either the SEC investigation or the DOJ investigation, or any other investigation that may arise, or, because of the current status of the SEC investigation and the preliminary nature of the DOJ investigation, the potential sanctions which could be borne by CEMEX, S.A.B. de C.V., or if such sanctions, if any, would have a material adverse impact on CEMEX, S.A.B. de C.V.‘s results of operations, liquidity and financial condition (note 24.1).

In connection with the 2018 Convertible Notes, on March 15, 2018, CEMEX incurred a payment of US$372, which include the outstanding amount of US$365 plus accrued interest at the date of redemption. In addition, on March 15, 2018, CEMEX redeemed the outstanding amount of the January 2021 notes, for a total amount of US$357, which include the outstanding amount of US$341 plus the premium offer and the accrued interest at the date of redemption (note 16.1).

On March 16, 2018, a putative securities class action complaint was filed against CEMEX and one of its members of the board of directors (CEO) and certain of its officers (CEO and CFO) in the U.S. District Court for the Southern District of New York, on behalf of the investors who purchased or otherwise acquired securities of CEMEX between August 14, 2014 to March 13, 2018, inclusive. The complaint alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) based on purportedly issuing press releases and SEC filings that included materially false and misleading statements in connection with alleged misconduct relating to the Maceo project and the potential regulatory or criminal actions that might arise as a result. CEMEX denies liability and intends to vigorously defend the case. CEMEX is not able to assess the likelihood of an adverse result to this lawsuit. Because of its current status and its preliminary nature, CEMEX is not able to assess if a final adverse result in this lawsuit would have a material adverse impact on its results of operations, liquidity and financial condition.

In connection with the tax proceedings of CEMEX Colombia, on April 9, 2018, the Colombian Tax Authority notified CEMEX Colombia of a proceeding notice in which the Colombian Tax Authority rejected certain deductions taken by CEMEX Colombia in its 2012 year-end income tax return. The Colombian Tax Authority

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Subsequent events — continued

assessed an increase in taxes to be paid by CEMEX Colombia in the amount of 124.79 billion Colombian Pesos (US$42) and imposed a penalty in the amount of 124.79 billion Colombian Pesos (US$42). CEMEX Colombia intends to appeal the Colombian Tax Authority’s decision and exhaust all legal recourses available. CEMEX is not able to assess the likelihood of an adverse result to this matter. However, if such matter is finally resolved adversely to CEMEX, CEMEX does not expect such adverse resolution would have a material adverse impact on its results of operations, liquidity and financial condition.

As of the date of this annual report on Form 20-F, the Chief Executive Officer of CEMEX, S.A.B. de C.V. has authorized the inclusion of these consolidated financial statements, which were originally approved at CEMEX, S.A.B. de C.V.’s 2017 general ordinary shareholders’ meeting held on April 5, 2018, hereby updated for subsequent events, to be filed with the United States Securities and Exchange Commission.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

27)	MAIN SUBSIDIARIES

The main subsidiaries as of December 31, 2017 and 2016 were as follows:

		% Interest
Subsidiary	Country	2017	2016
CEMEX México, S. A. de C.V.[1]	Mexico	100.0	100.0
CEMEX España, S.A.[2]	Spain	99.9	99.9
CEMEX, Inc.	United States of America	100.0	100.0
CEMEX Latam Holdings, S.A.[3]	Spain	73.2	73.3
CEMEX (Costa Rica), S.A.	Costa Rica	99.1	99.1
CEMEX Nicaragua, S.A.	Nicaragua	100.0	100.0
Assiut Cement Company	Egypt	95.8	95.8
CEMEX Colombia S.A.[4]	Colombia	99.9	99.9
Cemento Bayano, S.A.[5]	Panama	100.0	100.0
CEMEX Dominicana, S.A.	Dominican Republic	100.0	100.0
Trinidad Cement Limited	Trinidad and Tobago	69.8	—
CEMEX de Puerto Rico Inc.	Puerto Rico	100.0	100.0
CEMEX France Gestion (S.A.S.)	France	100.0	100.0
CEMEX Holdings Philippines, Inc.[6]	Philippines	55.0	55.0
Solid Cement Corporation[6]	Philippines	100.0	100.0
APO Cement Corporation[6]	Philippines	100.0	100.0
CEMEX Holdings (Malaysia) Sdn Bhd	Malaysia	100.0	100.0
CEMEX U.K.	United Kingdom	100.0	100.0
CEMEX Deutschland, AG.	Germany	100.0	100.0
CEMEX Czech Republic, s.r.o.	Czech Republic	100.0	100.0
CEMEX Polska sp. Z.o.o.	Poland	100.0	100.0
CEMEX Holdings (Israel) Ltd.	Israel	100.0	100.0
CEMEX SIA	Latvia	100.0	100.0
CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC[7]	United Arab Emirates	100.0	100.0
Neoris N.V.[8]	The Netherlands	99.8	99.8
CEMEX International Trading, LLC[9]	United States of America	100.0	100.0
Transenergy, Inc.[10]	United States of America	100.0	100.0

1	CEMEX México, S.A. de C.V. is the indirect holding company of CEMEX España, S.A. and subsidiaries.
2	CEMEX España, S.A is the indirect holding company of most of CEMEX’s international operations.
3	The interest reported excludes own shares held at CLH’s treasury. CLH, entity incorporated in Spain, trades its ordinary shares in the Colombian Stock Exchange under the symbol CLH, is the indirect holding company of CEMEX’s operations in Colombia, Panama, Costa Rica, Guatemala, Nicaragua, El Salvador and Brazil (note 20.4).
4	Represents our 99.7% and 98.9% interest in ordinary and preferred shares, respectively.
5	Includes a 0.515% interest held on Cemento Bayano’s treasury.
6	Represents CHP direct and indirect interest. CEMEX’s operations in the Philippines are conducted through CHP, subsidiary incorporated in the Philippines which since July 2016 trades its ordinary shares in the Philippines Stock Exchange under the symbol CHP (note 20.4).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Main subsidiaries — continued

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

CEMEX, S.A.B. de C.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of CEMEX, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2018 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Cardenas Dosal, S.C.

We have not been able to determine the specific year that we began serving as the Company’s auditor, however we are aware that we have served as the Company’s auditor since at least 1998.

Monterrey, N.L. Mexico

April 30, 2018

INTERNAL CONTROL REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

CEMEX, S.A.B. de C.V.:

Opinion on Internal Control Over Financial Reporting

We have audited CEMEX, S.A.B. de C.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2017, based on “criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2017, based on “criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements), and our report dated April 30, 2018 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the Company’s risk assessment and monitoring of significant unusual transactions has been identified and included in Management’s Annual Report on Internal Control Over Financial Reporting as of December 31, 2017. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2017 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting as of December 31, 2017. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

We do not express an opinion or any other form of assurance on management’s statements, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting as December 31, 2017, referring to corrective actions taken after December 31, 2017, relative to the aforementioned material weakness in internal control over financial reporting.

/s/ KPMG Cardenas Dosal, S.C.

Monterrey, N.L. Mexico

April 30, 2018