Form 20-F
period 2020-12-31
CEMEX SAB DE CV
filed 2021-04-23
CIK 1076378

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

14,711,512,721 CPOs

29,457,941,452 Series A shares (including Series A shares underlying CPOs)

14,728,970,726 Series B shares (including Series B shares underlying CPOs)

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

Large accelerated filer  ☒                  Accelerated filer  ☐                Non-accelerated filer  ☐                Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

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

i

PART II

PART III

Item 17—Financial Statements	282
Item 18—Financial Statements	282
Item 19—Exhibits	282

ii

INTRODUCTION

CEMEX, S.A.B. de C.V. is incorporated as a publicly traded variable stock corporation (sociedad anónima bursátil de capital variable) organized under the laws of the United Mexican States (“Mexico”). Except as the context otherwise may require, references in this annual report to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. See note 1 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements included elsewhere in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The regulations of the United States Securities and Exchange Commission (the “SEC”) do not require foreign private issuers that prepare their financial statements based on IFRS (as issued by the IASB) to reconcile such financial statements to United States Generally Accepted Accounting Principles (“U.S. GAAP”).

References in this annual report to “$” and “Dollars” are to United States Dollars, references to “€” are to Euros, references to “£,” “Pounds Sterling” and “Pounds” are to British Pounds, and, unless otherwise indicated, references to “Ps” and “Pesos” are to Mexican Pesos. References to “billion” mean one thousand million. References in this annual report to “CPOs” are to CEMEX, S.A.B. de C.V.’s Ordinary Participation Certificates (Certificados de Participación Ordinarios) and each CPO represents two Series A shares and one Series B share of CEMEX, S.A.B. de C.V. References to “ADSs” are to American Depositary Shares of CEMEX, S.A.B. de C.V. and each ADS represents ten CPOs of CEMEX, S.A.B. de C.V.

References in this annual report to total debt plus other financial obligations (which include debt under the facilities agreement, dated as of July 19, 2017, as amended and/or restated from time to time, including as amended on April 2, 2019, November 4, 2019, May 22, 2020 and October 13, 2020 (the “2017 Facilities Agreement”)) do not include debt and other financial obligations of ours held by us. See notes 3.6 and 17.2 to our 2020 audited consolidated financial statements included elsewhere in this annual report for a detailed description of our other financial obligations. Total debt plus other financial obligations differs from the calculation of debt under the 2017 Facilities Agreement. See “Item 5— Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness” for more information.

We also refer in various places within this annual report to non-IFRS measures, including “Operating EBITDA.” “Operating EBITDA” equals operating earnings before other expenses, net, plus amortization and depreciation expenses, as more fully explained in “Item 3—Key Information—Selected Consolidated Financial Information.” The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our 2020 audited consolidated financial results prepared in accordance with IFRS as issued by the IASB.

We have approximated certain numbers in this annual report to their closest round numbers or a given number of decimal places. Due to rounding, figures shown as totals in tables may not be arithmetic aggregations of the figures preceding them.

CERTAIN TECHNICAL TERMS

When used in this annual report, the terms set forth below mean the following:

•

Aggregates are inert granular materials, such as stone, sand and gravel, which are obtained from land-based sources (mainly mined from quarries) or by dredging marine deposits. They give ready-mix concrete its necessary volume and add to its overall strength. Under normal circumstances, one cubic meter of fresh concrete contains two tons of gravel and sand.

•	Cement is a binding agent which, when mixed with aggregates and water, produces either ready-mix concrete or mortar.

•

Clinker is an intermediate cement product made by sintering limestone, clay, and iron oxide in a kiln at around 1,450 degrees Celsius. One ton of clinker is used to make approximately 1.1 tons of gray portland cement.

•	Fly ash is a combustion residue from coal-fired power plants that can be used as a non-clinker cementitious material.

•

Gray portland cement, used for construction purposes, is a hydraulic binding agent with a composition by weight of at least approximately 95% clinker and up to 5% of a minor component (usually calcium sulfate) which, when mixed with sand, stone or other aggregates and water, produces either concrete or mortar.

•	Petroleum coke (pet coke) is a by-product of the oil refining coking process.

•	Ready-mix concrete is a mixture of cement, aggregates, admixtures and water.

•	Slag is the by-product of smelting ore to purify metals.

•	Tons means metric tons. One metric ton equals 1.102 short tons.

•	White cement is a specialty cement used primarily for decorative purposes.

PART I

Item 1—Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2—Offer Statistics and Expected Timetable

Not applicable.

Item 3—Key Information

Our Operation Resilience

During 2020, under our medium-term strategy for the next three years, we developed “Operation Resilience,” a decisive action plan designed to maximize shareholder value and reposition us for higher Operating EBITDA growth on a risk-adjusted basis. “Operation Resilience” is not only about deleveraging but also about building a lower risk and faster growing business. “Operation Resilience” is aimed at (i) growing the profitability of our business to achieve a consolidated Operating EBITDA margin equal to or greater than 20% by 2023, considering our current portfolio, through cost reduction measures and other commercial and operational initiatives; (ii) optimizing our portfolio for Operating EBITDA growth through the execution of strategic divestments and reinvestments, thereby constructing a portfolio more weighted towards the United States and Europe, after which we expect we will be a heavy building materials company with a large part of its footprint represented by the United States, Europe and Mexico, focusing on vertically integrated positions near growing metropolises and developing “Urbanization Solutions” as one of our four core businesses; (iii) de-risking our capital structure, reducing our cost of funding and ultimately achieving investment grade capital structure by targeting additional net debt paydowns and setting a new net leverage target equal to or below 3.0x for December 2023, among other initiatives, including extending our debt maturity profile, minimizing our cost of funding and raising funds in local currency to better align our Operating EBITDA and debt; and (iv) leveraging sustainability and digital platforms as a competitive advantage by moving forward on achieving our 2030 target to reduce our cement CO2 emissions by 35% compared to our 1990 baseline and our ambition to deliver net-zero CO2 concrete by 2050. As part of this strategy, we identified $280 million of cost reductions for full year 2020, compared with our $230 million program previously announced in July 2020, which includes initiatives from our prior “A Stronger CEMEX” plan and COVID-19-related cost containment initiatives. Our asset sales, announced or closed in 2020, reached $0.7 billion; we achieved $280 million in cost-saving initiatives; we achieved a total debt plus other financial obligations reduction of $605 million; and we repurchased 378.2 million CPOs. See “Item 3—Key Information—COVID-19 Outbreak” for more information on how COVID-19 has impacted our “Operation Resilience” strategy, and also see notes 2, 7, 15.1 and 16.2 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Prior to “Operation Resilience,” in 2018, we embarked on an action plan to build “A Stronger CEMEX.” This transformational plan was designed to fortify CEMEX’s position as a leading global heavy building materials company, accelerate our path to investment grade, enhance our total shareholder return and generate long-term value for our stakeholders. Specifically, we believed that through this action plan, we could rebalance and streamline our existing portfolio in order to better position ourselves to deliver higher growth and greater stakeholder value over the mid-to-long-term by divesting between $1.5 billion and $2 billion in assets by the end of 2020; achieve recurring operational improvements of $230 million by 2020; accelerate our path to investment grade by further deleveraging CEMEX by reducing our debt by $3.5 billion between the launch of the “A Stronger CEMEX” plan on July 1, 2018 and the end of 2020; and, subject to our business performance and required approvals at CEMEX, S.A.B. de C.V.’s general ordinary shareholders’ meeting for each applicable year, seek to return value to CEMEX, S.A.B. de C.V.’s shareholders through dividends and stock repurchase programs.

As of December 31, 2020, we had $11,185 million (principal amount $11,248 million, excluding deferred issuance costs) of total debt plus other financial obligations in our statement of financial position, which does not include $449 million of Perpetual Debentures. Of our total debt plus other financial obligations, 9% was current (including current maturities of non-current debt) and 91% was non-current. As of December 31, 2020, 64% of our total debt plus other financial obligations was Dollar-denominated, 22% was Euro-denominated, 5% was Pound Sterling-denominated, 5% was Mexican Peso-denominated, 2% was Philippine Peso-denominated and 2% was denominated in other currencies. See notes 17.1, 17.2 and 21.4 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Since the beginning of 2021, we have engaged in the following capital markets transactions and debt related activities, which are not reflected in our 2020 audited consolidated financial statements included elsewhere in this annual report:

•	on January 12, 2021, the issuance by CEMEX, S.A.B. de C.V. of $1.75 billion aggregate principal amount of 3.875% Senior Secured Notes due July 2031 (the “July 2031 Dollar Notes”);

•	on February 16, 2021, the full redemption by CEMEX, S.A.B. de C.V. of the $1.0 billion aggregate principal amount of its 7.750% Senior Secured Notes due 2026 (the “April 2026 Dollar Notes”);

•

on February 16, 2021, the partial redemption by CEMEX, S.A.B. de C.V. of $750 million of the $1.07 billion aggregate principal amount of its 5.700% Senior Secured Notes due 2025 (the “January 2025 Dollar Notes”); and

•	on April 21, 2021, the full redemption by CEMEX, S.A.B. de C.V. of the remaining $321 million aggregate principal amount of the January 2025 Dollar Notes.

For a more detailed description of these transactions, see “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to our Indebtedness—Issuance of July 2031 Dollar Notes,” “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to our Indebtedness—Full Redemption of April 2026 Dollar Notes” and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to our Indebtedness—Full Redemption of January 2025 Dollar Notes.” We refer to these capital markets transactions and debt related activities, collectively, as the “Recent Financing Transactions.”

Other than as specifically discussed in “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to our Indebtedness” as described above, the presentation of debt and other financial obligations in this annual report do not give effect to the Recent Financing Transactions.

Since 2008, we have shown a substantial financial evolution. As of December 31, 2008, we had $18,784 million of total debt, not including $3,020 million of Perpetual Debentures (as defined below). Most of our outstanding debt as of December 31, 2008 had been incurred to finance our acquisitions, including the acquisition of Rinker Group Limited (“Rinker”) in 2007, and our capital expenditure programs. The acquisition of Rinker substantially increased our exposure in the United States, which experienced a sharp downturn in the housing and construction sectors caused by the 2007-2008 financial crisis. This downturn had adverse effects on our U.S. operations, making it more difficult for us to achieve our goal of decreasing our acquisition-related leverage and, given extremely tight credit markets during the height of the financial crisis, making it increasingly difficult for us to refinance our acquisition-related debt.

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

(“CEMEX Operaciones México”), CEMEX Innovation Holding Ltd. (formerly known as CEMEX TRADEMARKS HOLDING Ltd.) (“CIH”), New Sunward Holding, B.V. (“New Sunward”), which as of the date of this annual report was merged with CEMEX España, S.A. and CEMEX España, S.A. (“CEMEX España”), a Spanish subsidiary in which we hold a 99.9% interest, as collateral (together, the “Collateral”) and all proceeds of the Collateral, to secure our obligations under the 2009 Financing Agreement and under several other financing arrangements for the benefit of the creditors and holders of debt and other obligations that benefit from provisions in their agreements or instruments requiring that their obligations be equally and ratably secured. The subsidiaries whose shares are part of the Collateral collectively own, directly or indirectly, substantially all our operations worldwide.

Since the signing of the 2009 Financing Agreement, we have entered into several financing agreements initially to refinance indebtedness under the 2009 Financing Agreement and later refinancing indebtedness under those agreements replacing the 2009 Financing Agreement and subsequent financing agreements, completed a number of capital markets transactions, debt transactions and asset disposals, the majority of the proceeds of which have been used to reduce the amounts outstanding under the 2009 Financing Agreement and subsequent financing agreements, to pay other debt not subject to the 2009 Financing Agreement and subsequent financing agreements, to improve our liquidity position and for general corporate purposes.

COVID-19 Outbreak

As of the date of this annual report, the effects of the novel strain of the coronavirus identified in China in late 2019 (“COVID-19”) and certain other new strains of coronavirus that have been recently identified on, among other things, supply chains, global trade, mobility of persons, business continuity, employment, demand for goods and services and energy prices have been felt throughout the world, including Mexico, the United States, Asia, the Middle East, South and Central America, the Caribbean and Europe.

Entering the second year of the COVID-19 pandemic, governmental and health authorities around the world have implemented and may continue to implement numerous measures attempting to contain and mitigate the effects of the COVID-19 pandemic. The degree to which these measures, and COVID-19 generally, ultimately affect our results and operations could still depend on future developments, which still have a certain degree of uncertainty and cannot be predicted at detail, including, but not limited to, the duration and any further spread of the outbreak, its severity because of the new strains that have been recently identified, the actions to contain the virus or treat its impact, the speed and scope of vaccination around the world, as well as the willingness of people to use the vaccines, how quickly and to what extent normal economic and operating conditions can resume and the size and how fast governments throughout the world can execute any stimulus plans. Public health is still a major concern, the recent wave of cases in different parts of the world could mean that any transition back to normal economic and operating conditions could be delayed, as new variants of the coronavirus and other factors could contribute to any delay.

The COVID-19 pandemic, coupled with the initial measures that were implemented, or that may still be implemented if there are new waves of cases, by governmental authorities in an attempt to further contain and mitigate the effects of COVID-19 and new strains of coronavirus that have been recently identified, including shutdowns of non-essential construction and businesses in certain countries, stricter border controls, stringent quarantines in some countries and social distancing, have triggered what we believe is the worst economic downturn since the Great Depression in the 1930s, causing the economy to contract by 3.3% in 2020, according to reports from the International Monetary Fund (“IMF”). In particular, the negative effects of the pandemic on, among other things, supply chains, global trade, mobility of persons, business continuity, employment and demand for goods and services, up to the date of this annual report, have been sizable. However, according to the latest World Economic Outlook report of the IMF, published in April 2021, after contracting 3.3% in 2020, the global economy is expected to rebound by 6.0% in 2021. The IMF recognized that there is a higher than usual degree of uncertainty around this forecast, as the baseline projection rests on key assumptions about the fallout from the COVID-19 pandemic. Given that many countries have yet to bring the COVID-19 pandemic under control, the risk of the global recession lasting beyond 2020 is non-negligible. Although recent vaccine approvals and rollout have raised hopes of a turnaround in the COVID-19 pandemic later this year, renewed waves and new variants pose concerns for the outlook. We believe it is still too early to anticipate how effective the COVID-19 vaccines will be and how widely and quickly the vaccines will be distributed and used.

Even though some governments and central banks have announced and implemented monetary and fiscal policies to reduce the impact of the COVID-19 pandemic on economies and financial markets, these measures vary by country and may not be enough to deter material adverse economic and financial effects. Fears about the magnitude of the economic downturn caused by the pandemic have had and may continue to have an adverse effect on financial markets and emerging market currencies, which in turn have adversely affected and may continue to adversely affect our industry and our results of operations and financial condition. We expect that the construction activity across most of the markets in which we operate and in which we offer our products and services will be adversely affected, to a degree, and may remain affected, to a lesser degree, for some time before returning to pre-pandemic levels. In addition, at various points during 2020, emerging market foreign exchange rates were adversely affected by the global market sell-off, mainly on the back of the economic effects of the COVID-19 pandemic, and because of other factors such as the perception of local government policies and lower oil prices that prevailed during those points. During parts of 2020, the Dollar’s surge given its perceived safe-haven status drove several emerging market currencies, such as the Mexican Peso, to record lows against the Dollar.

After the sharp reassessment of growth prospects and the deterioration of risk sentiment in February and March 2020, global financial markets have been recovering since April 2020 on the back of an unprecedented easing of global monetary policy and sizable fiscal support, as well as hopes for a strong economic recovery based on a quick reopening of economic activities and, more recently, the authorization and distribution of several COVID-19 vaccines. Foreign investors have gradually returned to emerging markets in search of yield, lifting equity prices and compressing long-term yields and corporate spreads. As sentiment improved, the Dollar has weakened, particularly against emerging markets currencies. The surge in global COVID-19 infections and recent identification of new strains of coronavirus has made global markets more volatile. As of the date of this annual report, except for certain countries like France, Germany and the UK, and certain U.S. and Mexican states that have already implemented certain degrees of lockdowns, we are not able to assess what measures, if any, governments may adopt to stop the spread of COVID-19 and how these measures may affect, if at all, our operations and demand for our products and services.

The consequences of the COVID-19 pandemic have considerably affected us in certain countries. During the third quarter of 2020, due to the lack of visibility and high uncertainty resulting from the negative economic effects of the COVID-19 pandemic and considering the impairment indicators in certain countries, we recognized a non-cash aggregate impairment charge of $1.5 billion comprised of $1.02 billion of impairment from goodwill related to our business in the United States, as well as $473 million of impairment from idle assets and from other assets in several countries, mainly cement assets in the United States, as well as in Europe, South, Central America and the Caribbean, among other non-material adjustments in CEMEX’s concrete ready-mix and aggregates businesses.

The global spread of COVID-19 has also adversely affected and may continue to adversely affect our business continuity in some of the markets in which we operate and in which we offer our products and services. Many of our operations have been and may continue to be adversely affected by (i) government decisions that seek to stop the spread of COVID-19, including social distancing guidelines and other health and safety measures, which at times suspend non-essential activities or have the effect of lowering activity at our operating facilities, leading to lower production; and (ii) depressed demand for our products and services. As of the date of this annual report:

•

In Mexico, we continue operating in accordance with technical guidelines set by the Mexican government. On April 6, 2020, we had initially announced that we would temporarily halt all production and certain related activities in Mexico until April 30, 2020 in accordance with a decree (the “Mexico COVID-19 Decree”) issued by the Health Ministry of Mexico in response to COVID-19. However, on April 7, 2020, relying on technical guidelines to the Mexico COVID-19 Decree issued by the Health Ministry of Mexico in the Official Mexican Gazette (Diario Oficial de la Federación), we announced that we were permitted to resume production and related activities in Mexico to support the development of sectors designated as essential by the Mexican government during the COVID-19 pandemic. In addition, in accordance with publications issued on May 14, 2020 in the Official Mexican Gazette regarding the reopening of social, educational and economic activities, companies dedicated to construction and mining industry activities were able to resume operations as long they complied with the applicable health and safety protocols and guidelines established by the government, as these were considered, and as of the date of this annual report remain, essential activities during the current COVID-19 health emergency in Mexico. As of the date of this annual report, no additional official decrees have been issued requiring the construction industry in Mexico to halt all or part of its operations; however, if any such decrees are issued in the future, we will analyze the possible impact that this may represent to us, which could, subject to the scope and nature, adversely affect our financial condition, business, liquidity and results of operations. For the year ended December 31, 2020, our operations in Mexico represented 20% of our revenues in Dollar terms before eliminations resulting from consolidation.

•

In most of our SCA&C region, our operations have been temporarily affected. For instance, on March 28, 2020, the government of Trinidad and Tobago issued regulations addressing COVID-19 (the “Trinidad and Tobago COVID-19 Regulations”) pursuant to which certain of our operations in Trinidad and Tobago were required to temporarily cease operations on March 30, 2020. As a result of the Trinidad and Tobago COVID-19 Regulations, we temporarily halted substantially all of our operations in Trinidad and Tobago, except for certain activities related to the safe operation and preservation of the kiln and certain port operations. Also, pursuant to orders issued by the government of Barbados on March 28, 2020, we temporarily halted operations at our cement manufacturing facility located in Barbados. However, on May 14, 2020, our operations in Trinidad and Tobago and Barbados received the approval of the governments of Trinidad and Tobago, and Barbados, respectively, to resume all operations in those countries. Although beginning on August 17, 2020, the government of Trinidad and Tobago imposed new lockdown restrictions, as of the date of this annual report, the construction industry is not included in these recent restrictions. The government of Jamaica has imposed a daily curfew from 8:00 p.m. to 5:00 a.m. generally in the municipality of our cement operations, subject to limited exceptions. On March 23, 2021, additional curfew measures were implemented which prescribed early office closures and a curfew from 12 noon to 5:00 am on specified dates between April 1, 2021 and April 10, 2021. These additional measures affect CCCL administrative offices only, and persons employed in factories, engaged in the transportation of manufactured products, and licensed construction workers are permitted to leave their place of residence during the hours of curfew. We expect this curfew will only have an impact on the commute of our employees to and from our cement plant in Jamaica. In addition, following measures implemented by the authorities in Panama, we had previously temporarily halted production and related activities in Panama. However, in compliance with the dispositions issued on September 4, 2020 by the government of Panama (Executive Decree 1036), we resumed all our operations in Panama on September 7, 2020. The government of Panama also issued Executive Decree No. 111 on February 26, 2021, which imposed a national daily curfew from 10:00 p.m. to 4:00 a.m. that imposed some restrictions on transit and personnel commuting. Additionally, pursuant to a nationwide decree issued by the government of Colombia in response to COVID-19, we had temporarily halted production and related activities in Colombia on March 25, 2020. However, pursuant to a subsequent nationwide decree issued by the government of Colombia on April 8, 2020, we partially resumed certain operations that were deemed essential to attend to the COVID-19 pandemic in Colombia from April 13 to April 27, 2020. Between April 27, 2020 and August 2020, pursuant to several national decrees, we resumed our operations in Colombia, having only non-relevant time restrictions to transit in some municipalities. From August to December 2020, Colombia was in a phase of selective isolation and responsible social distancing that has allowed us to keep operating normally under strict biosecurity measures, except for some specific time restrictions. However, due to the increase of COVID-19 infections in some municipalities of Colombia, the authorities established some temporary mobility restrictions for people and vehicles that, in any case, did not affect the construction sector as it was exempt from such special measures. In addition, we had initially adopted certain preventive measures with respect to our operations in Guatemala and the Dominican Republic but as of the date of this annual report, our operations have resumed within local guidelines, which have not caused material disruption to our operations. For the year ended December 31, 2020, our operations in our SCA&C region represented 12% of our revenues in Dollar terms before eliminations resulting from consolidation.

•

In our EMEAA region, the main effects since the COVID-19 pandemic began have been felt in Spain, the Philippines and the UAE, where our operations have, at different times, been running on a limited basis or were temporarily halted. However, as of the date of this annual report, our general operations in our EMEAA region have not been halted. Certain countries experienced negative effects in the markets in which we offer our products and services, with drops in demand resulting in some temporary site closures. For instance, in the third week of March 2020, we voluntarily initiated the steps to temporarily halt production at the Solid Cement Plant in the Philippines. This voluntary measure was consistent with the Philippine government’s implementation of the “Enhanced Community Quarantine” in Luzon, Philippines, which was declared by the president of the Philippines in an effort to institute more stringent measures to contain the spread of COVID-19. However, on May 20, 2020, in accordance with the Philippine government and resolutions by the Inter-Agency Task Force on Emerging Infectious Diseases, and after taking measures designed to fully comply with regulations set by the Department of Labor and Employment and the Department of Trade and Industry, we resumed our operations at our Solid Cement Plant located in Antipolo City and have been able to operate continuously since then. In Spain, due to recent waves of COVID-19, certain parts of the country have entered into temporary lockdowns during different periods of time in 2021, but so far these have not had a material adverse impact on us. For the year ended December 31, 2020, our operations in Spain and in the Philippines represented 2% and 3%, respectively, of our revenues in Dollar terms before eliminations resulting from consolidation. For the year ended December 31, 2020, our operations in our EMEAA region represented 32% of our revenues in Dollar terms before eliminations resulting from consolidation.

•

In the United States, except for a few ready-mix concrete plants in the San Francisco area that were temporarily shut down in 2020, other than sites that have been idled for operational reasons, all sites that were operating before the COVID-19 pandemic are active. For the year ended December 31, 2020, our operations in the United States represented 29% of our revenues in Dollar terms before eliminations resulting from consolidation.

We also continue taking actions to protect our communities and the places where we operate. For example, at certain locations we continue to actively clean and sanitize public areas with soap and water, transported and released by our concrete ready-mix trucks into open areas such as hospital entrances, health-care facilities and urban places, among others. As of December 31, 2020, 180 hospitals and 263 public spaces have been cleaned for a total of 3.6 million square meters sanitized. Furthermore, our admixtures plants continue to produce hand disinfectant according to World Health Organization specifications in quantities sufficient to cover the needs of all employees and neighboring local communities for the entire year. The total beneficiaries of these social actions are estimated to be approximately 1.7 million people as of December 31, 2020.

We continue to monitor the development of the COVID-19 pandemic and to leverage the information and recommendations from health organizations such as the World Health Organization, U.S. based Centers for Disease Control and Prevention, the European Centre for Disease Prevention and Control, and other organizations, as well as from the authorities of the countries in which we operate. We have set up local Rapid Response Teams (“RRTs”) that remain on alert throughout our global operations and we continue to implement preventive measures. Some of the measures we have taken so far include restrictions on all work-related travel, arrangements for certain employees to work remotely and optimization of the number of people working in our operating facilities and other locations at any given time. Among other initiatives, we have enhanced our internal information campaigns for recommended practices for health, hygiene, and social interaction, such as promoting physical distancing and recommending avoiding travel to the greatest possible extent. For example, we have implemented our H&S Protocols across our operations, including, among others, our Personal Hygiene, Access Screening, Physical Distancing and Quarantine Protocols, which set forth certain practices that need to be performed by our employees, contractors, suppliers, customers and visitors. Under our Personal Hygiene Protocol, we continue to encourage our workers to wash their hands frequently or, when not close to a bathroom, to use antibacterial gel or alcohol-based hand rub, and, when sneezing and coughing, to cover nose and mouth with a disposable tissue or with flexed elbow or upper sleeve. Additionally, under our Physical Distancing Protocol, we continue to seek to increase distance between closely-spaced facilities; ventilate the workplace; and clean workstations between shifts. We also continue to carry out our Screening at Workplace Protocol which screens people at the reception areas and all entry points for pandemic-related disease symptoms; limits visitors to an essential minimum; and assesses the access to, and availability of, medical services for the employees. For example, to promote physical distancing, we have employed a strategy to support social physical distancing and as a result we experienced an increase in the number of visits to our CEMEX Go platform in comparison with pre-COVID-19 levels; in addition, during the third quarter of 2020, we saw an increase in our Construrama website for Mexican retail customers. Also, as part of our Workplace Cleaning Protocol, surfaces that are frequently touched are cleaned more often. Furthermore, as part of our Truck Drivers’ Protocol, we are disinfecting the steering wheel, the levers, buttons and other high touch areas with the aim of keeping the truck cabin clean; and encouraging our drivers to use personal protective equipment (such as a face mask and gloves) at all times and to observe physical distancing inside and outside of the truck (i.e., no more than one person in the truck at any one time). In addition, we continue to implement our Commuting to and from Work Protocol, which aims to provide company transportation service when possible and to reduce the number of weekly commutes by adjusting work shifts. In addition, through our Quarantine Protocol, we continue our efforts to separate persons who have a confirmed infectious illness; have disease-like symptoms; have been exposed to people with illness, but are not ill; and are returning from essential travel to medium- or high-risk locations. In general, we believe that we continue to apply strict hygiene guidelines in all of our operations, and we have modified our manufacturing, sales, and delivery processes to implement physical distancing intended to considerably reduce the spread of COVID-19. Lastly, our Taking Care of Family at Home Protocol aims to support safeguarding our employees and their families from community spread by reinforcing physical distancing and hygiene measures; providing specific home cleaning recommendations; advising on staying and working from home; arriving home sanitization protocol; and protecting the vulnerable and taking care of sick family members guidelines.

The main objective of our RRTs continues to be the development and execution of activities aimed at mitigating the impact from COVID-19. The focus of these activities is to protect our employees, clients, communities, suppliers, among others, to protect our business continuity and foster communication. In particular, our RRTs are (i) monitoring global health guidelines and peer response in relation to COVID-19; (ii) consolidating and updating COVID-19-related information; (iii) following up on any quarantine cases and providing support; (iv) assisting in protecting our employees by attempting to reduce the spread of COVID-19 with the implementation of various hygiene measures, guidelines and protocols; (v) enhancing the frequency and procedures related to cleaning at our various sites; (vi) implementing various remote working programs;

(vii) implementing screening and quarantine enforcement measures; (viii) ensuring availability of medical support and hygiene travel kits; (ix) implementing restrictions on large essential gatherings; (x) creating and releasing guidelines for social distancing, travel, cleaning, personal hygiene, screening and quarantine; (xi) enhancing engagement with our communities, industry associations and local authorities; (xii) implementing actions to protect our business continuity by developing plans designed to strengthen our business and promote financial resiliency; and (xiii) communicating all of our COVID-19-related measures to internal and external audiences.

Additionally, to strengthen the implementation and supervision of these protocols and objectives we have defined a new function called “COVID Coordinator” in every location, facility, manufacturing plant, production facility and administrative offices where we have operations. As of December 31, 2020, we have appointed nearly 2,000 of these COVID Coordinators worldwide and also established a best-practices sharing network to continuously improve our COVID-19 measures implementation.

We believe that we have developed plans to safely and responsibly deal with possible future halts to our operations while at the same time maintaining our property, plants and equipment in appropriate technical condition, as well as to resume our operations, to the extent they are halted or restricted, when needed. We keep implementing several advocacy actions like supporting local governments and reinforcing the need to keep the construction industry as essential, safe and open. All these actions contribute to the economic recovery of the countries where we operate. We are in continuous and close contact with our suppliers to facilitate addressing any critical sourcing needs and we have enhanced our customer-centric practices. We continue to cooperate with our clients and suppliers in order to implement measures that are designed to maintain business continuity and to mitigate any disruptions to our businesses caused by COVID-19.

Moreover, at the beginning of the COVID-19 pandemic, we were able to strengthen our liquidity position, primarily with drawdowns of $1,135 million under our committed revolving credit facility (our drawdowns of $1.0 billion and $135 million on March 20, 2020 and April 1, 2020, respectively, constituted the full amount available under the committed revolving credit facility), drawdowns under our other credit lines and loans and further improved our liquidity with the issuances of $2.0 billion aggregate principal amount of Dollar-denominated notes in June and September 2020. The drawdowns had the effect of increasing our overall debt and cash levels in the short to medium term. However, on September 10, 2020, we repaid $700 million of our $1,135 million committed revolving credit tranche under the 2017 Facilities Agreement. Additionally, as part of the October 2020 Facilities Agreement Amendments, we extended $1.1 billion of term loan maturities to 2025 and the maturity of $1.1 billion under the revolving facility to 2023. In addition, in October 2020, we prepaid $530 million corresponding to the July 2021 amortization under the 2017 Facilities Agreement to those institutions participating in the extension. As of December 31, 2020, we had drawn down $161 million in uncommitted short-term credit facilities. Furthermore, we received total proceeds of $700 million from our asset sale in the United States related to the Kosmos cement plant in Louisville, Kentucky and the sale of certain assets in the United Kingdom to Breedon. During 2020, our operations in certain countries where we operate received tax deferrals, employee payroll and other relief benefits under, and as a result of, government support programs to mitigate the impact of COVID-19, for a total aggregate amount that is not material, and have also benefited from being able to defer certain interest payments in certain operations, also for amounts that are not material.

Additionally, among other things, during 2020, we have suspended, reduced or delayed certain planned (i) capital expenditures; (ii) budgeted operating expenses in line with the evolution of demand per market in which we operate; (iii) production and, where required, inventory levels in all of our markets consistent with depressed demand; and (iv) corporate and global network activities that detract from our current business focus on managing the crisis and our operations. For example, during the year ended December 31, 2020, we achieved $280 million in cost-saving initiatives when compared to the year ended 2019. We also currently intend to continue to maintain a reasonable amount of inventory at our operating facilities and other locations, with the intention of continuing to meet our demand and serve our customers to the extent possible.

As a further measure to enhance our liquidity during 2020, we suspended the CEMEX, S.A.B. de C.V. share repurchase program for 2020 and CEMEX, S.A.B. de C.V. did not pay dividends during 2020.

Lastly, starting on May 1, 2020, for a 90-day period, subject to all applicable laws and regulations, CEMEX, S.A.B. de C.V.’s Chairman of the Board of Directors, Chief Executive Officer and the members of our Executive Committee forgave 25% of their salaries; the members of the Board of Directors of CEMEX, S.A.B. de C.V. forgave 25% of their remuneration (including with respect to the meeting held in April 2020); and certain senior executives voluntarily forgave 15% of their monthly salaries. All of our executives that agreed to forgo part of their monthly salaries to mitigate the effects of the COVID-19 pandemic, including the members of CEMEX, S.A.B. de C.V.’s board of directors who each forgave 25% of their remuneration, were subsequently compensated in full during the fourth quarter of 2020. In addition, certain employees voluntarily deferred 10% of their monthly salary, which were subsequently paid in full during November 2020. We also worked to mitigate the impact on our hourly employees affected by the COVID-19 pandemic.

While the measures we took in 2020 helped us to meet all liquidity needs and to operate and manage our business and serve our customers, there can be no assurance that the measures we have already taken or may take in the future will fully offset the adverse impact of the COVID-19 pandemic, but since some of these measures were adopted we believe that they have assisted to partially offset the adverse impact of COVID-19.

The degree to which COVID-19 further affects our results and operations will depend on future developments which are highly uncertain and cannot be predicted, including, but not limited to: the potential identification of new variants of COVID-19 and the severity of those variants; any new waves of COVID-19 as well as the severity and duration of such waves; the duration, severity and spread of the COVID-19 pandemic; the actions taken to contain COVID-19 or treat its impact; how effective the recently authorized COVID-19 vaccines will be and how widely and quickly the vaccines will be distributed and used; how quickly and to what extent pre-COVID-19 pandemic economic and operating conditions can resume; and how many and how effective any stimulus initiatives are implemented by governments. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The COVID-19 outbreak could materially adversely affect our financial condition and results of operations” and “Item 3—Key Information—Our Operation Resilience” for a discussion of other strategies we believe should help us further mitigate the effects of the COVID-19 pandemic.

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

The economic conditions in some of the countries where we operate have had and may continue to have a material adverse effect on our business, financial condition, liquidity and results of operations worldwide. Our results of operations are highly dependent on the results of our operating subsidiaries worldwide, including those in the United States, Mexico, Europe, the Middle East, Africa and Asia (“EMEAA”) and South America, Central America, the Caribbean (“SCA&C”) (as described in “Item 4—Information on the Company—Business Overview”).

For a geographic breakdown of our revenues for the year ended December 31, 2020, see “Item 4—Information on the Company—Geographic Breakdown of Revenues by Reporting Segment for the Year Ended December 31, 2020.”

As of the date of this annual report, the main downside risk to the global economy relates to the COVID-19 pandemic. Despite progress in vaccine development and rollout, uncertainties which could keep consumer confidence low for an extended period remain, delaying economic recovery even further. The COVID-19 pandemic, coupled with the measures implemented by governmental authorities to contain and mitigate the effects of COVID-19, including shutdowns of non-essential infrastructure businesses, stricter border controls, stringent quarantines and social distancing, have triggered what we believe is the worst downturn since the Great Depression in the 1930s. The negative effects of the pandemic on, among other things, supply chains, global trade, mobility of persons, business continuity, employment and demand for goods and services have been sizable.

According to the latest World Economic Outlook of the IMF, published in April 2021, global growth, after contracting 3.3% in 2020, is expected to rebound by 6.0% in 2021. As a result, according to the IMF, the level of global gross domestic product (“GDP”) in 2021 is expected to be 2.5% above that of 2019. The global economy is climbing out of the depths of the crisis, but the ascent to pre-COVID-19 pandemic levels will likely be long, uneven and uncertain. The IMF recognized that there is a higher than usual degree of uncertainty around this forecast, as the baseline projection rests on key assumptions about the fallout from the COVID-19 pandemic.

The magnitude and persistence of the adverse economic shock will continue to depend on several uncertain factors, such as (i) the duration of the pandemic, the speed of vaccination and required restrictions to contain the virus; (ii) voluntary social distancing, which affects spending; (iii) displaced workers’ ability to secure employment in other sectors; (iv) the potential damage to supply due to firm closures and unemployed workers exiting the workforce; (v) the impact on business costs in connection with the required changes to strengthen workplace safety; (vi) the effects on productivity of global supply chain reconfigurations; (vii) the extent of cross-border spillovers from weaker external demand; and (viii) funding shortfalls and the resolution in connection with the current disconnection between asset valuations and prospects for economic activity.

Although recent vaccine approvals and rollout have raised hopes of a turnaround in the COVID-19 pandemic later this year, renewed waves and new variants pose concerns for the outlook. Growth may be stymied if virus surges (including from new variants) prove difficult to contain, infections and deaths mount rapidly before vaccines are widely available, and social distancing or lockdowns are more stringent than anticipated. Slower-than-anticipated progress on medical interventions could dampen hopes of a relatively quick exit from the COVID-19 pandemic and weaken confidence. Specifically, vaccine rollout could suffer delays or be uneven, widespread hesitancy could hamper vaccine take-up, vaccines could deliver shorter-lived immunity than anticipated and advances on therapies could be limited. Intensifying social unrest, including due to higher inequality and unequal access to vaccines and therapies, could further complicate the recovery. Moreover, if policy support is withdrawn before full economic recovery, bankruptcies of viable but illiquid companies could mount, leading to further employment and income losses. The ensuing tighter financial conditions could increase rollover risks for vulnerable borrowers, add to the already large number of economies in debt distress, and increase insolvencies among corporations and households.

Beyond the COVID-19 pandemic-related downside risks, escalating tensions between the United States and China on multiple fronts, frayed relationships among the Organization of the Petroleum Exporting Countries coalition of oil producers and widespread social unrest generate additional challenges for the global economy. Moreover, in a context of high liquidity and extremely high debt (particularly in advanced economies), inflationary pressure could pose a risk. Financial overvaluations of stocks, corporate and sovereign bonds, and EMs assets, among others, continue to be a major concern and further episodes of high volatility cannot be ruled out, putting additional stress on vulnerable countries which could have an adverse effect on our business and on our financial condition, liquidity and results of operations. Finally, natural disasters related to climate change represent a source of risk to the global economy.

In the United States, given the widespread impact of the COVID-19 pandemic, substantial governmental support is still required and the recently passed American Rescue Plan may be insufficient for long-term economic sustainability should there be a protracted recovery. Furthermore, investors fleeing the Dollar could elevate inflation expectations and interest rates. Additionally, high unemployment could lead to mortgage and rental defaults adding losses to the commercial banking industry, resulting in higher loan-loss provision, tighter lending standards and lending curtailment. If the impacts of the COVID-19 pandemic are materially prolonged, it could result in a cascade of additional corporate filings for bankruptcies, further eroding market confidence and increasing unemployment rates. Together, these uncertainties and risks could have a material adverse impact not only on our financial condition, business and results of operations in the United States, but also on our consolidated financial conditions, business and results of operations. See “Item 3—Key Information—COVID-19 Outbreak “ and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information regarding the impact of COVID-19 on our industry in the United States.

As a result of the general election in Mexico in 2018, a new federal government and Mexican National Congress led by the president’s political party took office. As is usually the case with any changes in administration, there has been an impact on the economy resulting from the current government’s economic and public policies, including on interest rates and exchange rates, in attracting or maintaining foreign investment in Mexico and in the regulatory and institutional framework of the country, and any further changes in policy could further affect our financial condition, business, liquidity and results of operations, particularly in Mexico.

The Mexican economy entered into recession in 2019 and the COVID-19 pandemic-related uncertainty, policies and events aggravated the decline in 2020, when economic activity posted its worse historical decline as a result of the domestic demand plunge. The Mexican economy is expected to partially recover in 2021, mainly driven by favorable external conditions. However, as of the date of this annual report, 2021 GDP is expected to remain well below 2019 levels. Beyond the aforementioned pandemic-related risks, the Mexican economy faces other risks in the short-term including, but not limited to: (i) further declines in oil production, which could affect the mining sector and tax revenues; (ii) the effects of the downgrade of Petróleos Mexicanos’ (“PEMEX”) debt rating or a requirement to restructure PEMEX, which could undermine fiscal stability and Mexico’s sovereign debt rating; (iii) failure to revive private investment due to uncertainty in government policies, as well as the lack of sufficient fiscal stimulus support; (iv) the negative effects derived from the potential approval of controversial law initiatives; (v) a further contraction of construction activity as a result of cuts in public investment or weak government spending and stagnation of private investment; and (vi) aggressive tightening of monetary policy as a result of the renewal of inflationary pressures and/or high currency forex fluctuation. Together, these uncertainties and risks could have a material adverse impact on our financial condition, business and results of operations, particularly in Mexico. See “Item 3—Key Information—COVID-19 Outbreak” for more information regarding the impact of COVID-19 on our industry in Mexico.

The laws and regulations in Mexico to which we are subject, and interpretations thereof, may change, sometimes substantially, as a result of a variety of factors beyond our control, including political, economic, regulatory or social events. As a result of amendments in May 2019 to the Mexican Federal Labor Law (Ley Federal del Trabajo) and other related regulations, among other things, new labor authorities and courts were created, new bargaining procedures were implemented and provisions related to employees’ freedom of association and organization, collective bargaining agreements, and rules against labor discrimination were issued or amended. We cannot assure you that these changes will not lead to an increase in litigation, labor activism or increasingly contentious labor relations, which in turn may adversely affect our business, financial condition, results of operations and prospects, particularly in Mexico. Additionally, in August 2019, the new Mexican Law for the Termination of Ownership (Ley Nacional de Extinción de Dominio) was enacted. This new law grants the authority to the Mexican federal government to terminate the ownership of real estate property in Mexico if illicit activities are performed on such real estate properties. Therefore, if any illicit activities are performed on our real estate properties (even without our knowledge or control), we could be deprived of our ownership rights and would not be compensated for such loss, which could have a material adverse impact on our business, financial condition, results of operations and prospects, particularly in Mexico. Also in Mexico, several laws, policies and regulations issued since the beginning of the current administration, as well as certain legislative proposals, differ substantially from those in effect in previous administrations. Furthermore, certain changes in the laws and regulations governing the energy, electricity and hydrocarbons sectors have been enacted, are being considered for approval or are undergoing constitutional challenges. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico” and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico” for a description of such changes in the laws and regulations governing the energy, electricity and hydrocarbons sectors which have been enacted or are undergoing constitutional challenges. We are not certain if such laws and regulations undergoing constitutional challenges will prevail. These and any other policies, laws and regulations which are further adopted could result in a deterioration of investment sentiment, political and economic uncertainty, and increased costs for our business, which may in turn have a material adverse effect on our business, financial condition, liquidity and results of operations. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Regulatory Matters and Legal Proceedings—Recent Developments Relating to The Integral Reform in Outsourcing in Mexico” for more information regarding the impact of legislative reforms in Mexico.

At the beginning of the COVID-19 pandemic, Colombia was in a strong position, both in terms of its institutional framework, as well as its macroeconomic performance. However, unemployment was high, and a tax reform was needed to improve fiscal sustainability. The impact of the COVID-19 pandemic in fiscal accounts has accentuated the need for fiscal reform. Apart from the pandemic-related risks, some of the most prominent risks facing the Colombian economy are those related to the fiscal situation, such as a risk of sovereign ratings downgrade and the possible economic impact of the coming tax reform, as well as the risk of political polarization. Moreover, Colombia remains vulnerable to large capital outflows given its large external financial needs (the current account deficit was 3.3% of GDP in 2020) and to potential downward pressures on oil prices. If these risks materialize, they could have a material adverse effect on our business, financial condition, results of operations and prospects in Colombia. See “Item 3—Key Information—COVID-19 Outbreak” for more information regarding the impact of COVID-19 on our operations in Colombia.

In Europe, most countries have been pushed into recession as a result of the COVID-19 pandemic, but the impact on output has been heterogeneous. Similarly, countries have emerged from the COVID-19 pandemic in an asymmetric way, reflecting the different timing at which containment and social distancing measures were implemented and lifted; the structure of the economy, particularly the importance of tourism and leisure activities; as well as the magnitude and effectiveness of the policy response. As in the rest of the world, the most important economic concern is the impact of the COVID-19 pandemic, which depends on its scale and duration, the reaction of consumers and corporations, as well as the ability of the policy response to prevent more permanent layoffs, corporate bankruptcies and a sharp reassessment of financial risks, further market volatility and negative feedback effects. The vaccine rollout process has been and continues to be slow in Europe, with some exceptions, preventing confidence from recovering. In fact, the recovery in Europe could still suffer from insufficiently coordinated national policy responses and a lack of coordinated response from the European Union (the “EU”). Besides, further delays in the disbursements assumed in the EU Recovery Fund pose a risk for investment and construction.

Even though a deal has been reached regarding the relationship between the EU and the United Kingdom following the United Kingdom’s withdrawal from the EU (“Brexit”), the practical execution of such a deal represents a considerable risk. Together, these risks and uncertainties could have a material adverse impact on our financial condition, business and results of operations, particularly in Europe. See “Item 3—Key Information—COVID-19 Outbreak” and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information regarding the impact of COVID-19 on our industry in Europe.

Additionally, Central European countries might experience a reduction in the proceeds they receive from the EU’s structural funds in the future, which could hinder infrastructure investment in such countries and adversely affect our financial condition, business, liquidity and results of operations, particularly with regard to our operations in Europe.

In the Philippines, slow progress on vaccinations and infection control and persistently elevated public contagion fears could delay economic recovery. In addition, weather-related supply disruptions, fluctuations in global oil prices, natural disasters, business slowdowns due to government policy changes, domestic security concerns, and increased domestic political and geopolitical tensions could adversely affect the Philippine economy. Fiscal constraints and lack of social safety nets could also delay the recovery from the effects of the COVID-19 pandemic-driven economic disruptions and impact different sectors of the country. These risks could jeopardize the country’s infrastructure development plan, dampen investment and curb economic growth. If any of these risks materialize, they could adversely affect our financial condition, business, liquidity and results of operations in the Philippines. See “Item 3—Key Information—COVID-19 Outbreak” for more information regarding the impact of COVID-19 on our operations in the Philippines.

In general, demand for our products and services is strongly related to construction levels and depends, in large part, on residential and commercial construction activity, as well as private and public infrastructure spending in almost all the countries where we operate. Public and private infrastructure spending in countries dependent on revenue generated by the energy sector is exposed to decreases in energy prices. Therefore, decreases in energy prices could affect public and private infrastructure spending which, in turn, could affect the construction industry. These could ultimately affect our financial condition, business, liquidity and results of operations.

Declines in the construction industry are usually correlated with declines in general economic conditions. As a result, deterioration of economic conditions in the countries where we operate, particularly due to the COVID-19 pandemic, could have a material adverse effect on our business, financial condition, liquidity and results of operations. In addition, there is no assurance that growth in the GDP of the countries where we operate will translate into a correlated increase in demand for our products.

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

The COVID-19 outbreak could materially adversely affect our financial condition and results of operations.

The impact of the COVID-19 pandemic and new strains of coronavirus that have been recently identified has grown and continues to grow throughout the world, including in Mexico, the United States, Asia, the Middle East, South and Central America, the Caribbean and Europe. Governments and health authorities around the world have implemented and may continue to implement numerous measures attempting to contain and mitigate the further spread and effects of the virus. These measures, and the effects of the COVID-19 pandemic, have generally resulted, and may continue to result, in: (i) temporary restrictions on, or suspended access to, or shutdown, or suspension or the halt of, our manufacturing facilities, including our cement plants and grinding mills; (ii) staffing shortages at any level, production slowdowns or stoppages and disruptions in our delivery systems; (iii) disruptions or delays in our supply chains, including shortages of materials, products and services on which we and our businesses depend; (iv) reduced availability of land and sea transport, including labor shortages, logistics constraints and increased border controls or closures; (v) increased cost of materials, products and services on which we and our businesses depend; (vi) reduced investor confidence and consumer spending in the regions where we operate, as well as globally; (vii) a general slowdown in economic activity, including in some or all sectors of the construction industry, and a decrease in demand for our products and services and industry demand generally; (viii) constraints on the availability of financing in the financial markets, if available at all, including on access to credit lines and working capital facilities from financial institutions; (ix) not being able to satisfy any liquidity needs if our operating cash flow and funds received under our receivables and inventory financing facilities decrease, respectively, or if we are not able to obtain borrowings under credit facilities, proceeds of debt and equity offerings and/or proceeds from asset sales; (x) our inability to, if required, refinance our existing indebtedness on desired terms, if at all; or (xi) our inability to comply with, or receive waivers with respect to, restrictions and covenants under the agreements governing our existing indebtedness and financial obligations, including, but not limited to, maintenance covenants under our 2017 Facilities Agreement.

These measures have adversely affected and may continue to adversely affect our workforce and operations and the operations of our customers, distributors, suppliers and contractors, and may adversely affect our financial condition and results of operations. There is significant uncertainty regarding such measures and potential future measures. Restrictions on our access to our manufacturing facilities, operations and/or workplaces, or similar limitations for our distributors and suppliers, could limit customer demand and/or our capacity to meet customer demand, any of which could have a material adverse effect on our financial condition and results of operations. The degree to which COVID-19 affects our results and operations will depend on the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, the vaccine development and rollout in the countries where we operate and how quickly and to what extent pre-COVID-19 economic and operating conditions can resume, among other things. See “Item 3—Key Information—COVID-19 Outbreak” and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on how COVID-19 has impacted our financial performance and results of operations.

The consequences of the COVID-19 pandemic have considerably affected us in certain countries. During the third quarter of 2020, due to the lack of visibility and high uncertainty resulting from the negative economic effects of the COVID-19 pandemic and considering the impairment indicators in certain countries, we recognized a non-cash aggregate impairment charge of $1.5 billion comprised of $1.02 billion of impairment from goodwill related to our business in the United States, as well as $473 million of impairment from idle assets and from other assets in several countries, mainly cement assets in the United States, as well as in Europe, South, Central America and the Caribbean, among other non-material adjustments in CEMEX’s concrete ready-mix and aggregates businesses.

We consider that, as the effects and duration of such pandemic may extend, there could be significant adverse effects in the future mainly in connection with: (i) impairment of long-lived assets including goodwill; (ii) foreign exchange losses related to our obligations denominated in foreign currency; (iii) increases in estimated credit losses on trade accounts receivable; and (iv) further disruption in supply chains. We also consider that the lack of clarity on virus variants, the effectiveness of any COVID-19 vaccines and/or treatments and on the effective and equitable distribution of these vaccines, could also contribute to short-term effects while the vaccines become more effective and their distribution is more properly defined.

The weakness of the global economic environment and its adverse effects on our operating results may negatively affect our credit rating and the market value of CEMEX, S.A.B. de C.V.’s CPOs and ADSs, or that of our publicly listed subsidiaries. If current economic pressures continue or worsen, we may be dependent on the issuance of equity as a source to repay our existing or future indebtedness. Although we have been able to raise debt, equity and equity-linked capital in the recent past, conditions in the capital markets could be such that traditional sources of capital may not be available to us on reasonable terms or at all. As a result, we cannot assure you that we will be able to successfully raise additional debt and/or equity capital on terms that are favorable to us or at all.

The 2017 Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions.

The 2017 Facilities Agreement requires us to comply with several financial ratios and tests, including (i) a minimum consolidated coverage ratio of Operating EBITDA (as defined below) to interest expense (including interest accrued on Perpetual Debentures) and (ii) a maximum consolidated leverage ratio of net debt (including Perpetual Debentures, guarantees and capitalized leases under IFRS 16, excluding convertible/exchangeable obligations, the principal amount of subordinated optional convertible securities and plus or minus the mark-to-market amount of derivative financial instruments, among other adjustments) to Operating EBITDA (in each case, as described in the 2017 Facilities Agreement). The calculation and formulation of Operating EBITDA, interest expense, net debt, the consolidated coverage ratio and the consolidated leverage ratio are set out in the 2017 Facilities Agreement and may differ from the calculation and/or formulation of analogous terms in this annual report. Our ability to comply with these ratios may be affected by our results of operations, economic conditions and volatility in foreign exchange rates, by overall conditions in the financial and capital markets and the construction sector, and by any monetary penalties or fines we may have to pay as a result of any administrative or legal proceedings to which we may be exposed to. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings” for more information.

We cannot assure you that in the future we will be able to comply with the restrictive covenants and limitations contained in the 2017 Facilities Agreement or that we will be in compliance with other agreements which constitute financial indebtedness in excess of $50 million in which any non-compliance would trigger a cross-default. Our failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect our business, financial condition, liquidity and results of operations.

Difficulties in relationships with local communities may adversely affect our business continuity, reputation, liquidity, and results of operations.

Although we make significant efforts to maintain good long-term relationships and continuous communication with local and neighboring communities where we operate, there can be no assurance that such communities will not have or will not develop interests or objectives which are different from, or even in conflict with, our objectives, which could result in legal or administrative proceedings, civil unrest, protests, negative media coverage, direct action or campaigns, including, but not limited to, requests for the government to revoke or deny our concessions, licenses or other permits to operate. Any such events could cause delays or disruptions in our operations, result in operational restrictions or higher costs, or cause reputational damage, which could materially and adversely affect our business, reputation, liquidity and results of operations.

Changes to, or replacement of, the LIBOR Benchmark Interest Rate, could adversely affect our business, financial condition, liquidity and results of operations.

The United Kingdom’s Financial Conduct Authority (“FCA”), a regulator of financial services firms and financial markets in the United Kingdom, has indicated that they will support the London Inter-Bank Offered Rate (“LIBOR”) interest rate indices through 2021 to allow for an orderly transition to an alternative reference rate. LIBOR indices, in particular the Dollar LIBOR, are commonly used as a benchmark for our financing agreements, financial obligations and derivatives, including our 2017 Facilities Agreement, which systematically catalogue relevant LIBOR provisions, including uniform trigger provisions intended to identify a test for when LIBOR no longer governs the agreement and/or uniform fallback provisions intended to identify an alternative reference rate, or there may be vast, or slight, differences in those provisions. As part of the October 2020 Facilities Agreement, understanding that LIBOR is expected to cease to be calculated from January 1, 2022, a clause was included providing that CEMEX and the Agent (acting on the instructions of the Majority Lenders) shall enter into negotiations in good faith with a view to agreeing the use of a Replacement Benchmark (as defined in the Facilities Agreement) in relation to the corresponding currency in place of the LIBOR benchmark interest rate from and including a date no later than December 30, 2021. On the other hand, the indentures governing the dual-currency notes that underlie the Perpetual Debentures don’t include any provisions addressing transition from or replacement of an applicable LIBOR rate; therefore, in order to address this issue with respect to any dual-currency notes that underlie the Perpetual Debentures which would remain outstanding after December 31, 2021, we would need to seek consent from the corresponding holders to agree to an alternative benchmark rate. Other benchmarks may perform differently than LIBOR or have other consequences that cannot currently be anticipated. As of December 31, 2020, 17% of our foreign currency-denominated non-current debt bears floating rates at a weighted average interest rate of LIBOR plus 294 basis points. Additionally, as of December 31, 2020, 21% of our foreign currency-denominated non-current debt with a maturity beyond December 31, 2021 is referenced to LIBOR. A transition away from and/or changes to the LIBOR benchmark interest rate could adversely affect our business, financial condition, liquidity and results of operations.

We have a substantial amount of debt and other financial obligations maturing in the next several years. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our principal maturities and financial covenants may depend on us implementing certain initiatives, including, but not limited to, “Operation Resilience,” which may include making asset sales, and there is no assurance that we will be able to implement any such initiatives or execute such sales, if needed, on terms favorable to us or at all.

As of December 31, 2020, our total debt, plus other financial obligations, was $11,185 million (principal amount $11,248 million, excluding deferred issuance costs), which does not include $449 million, which represents the nominal amount of our Perpetual Debentures. Of such total debt plus other financial obligations, $1,058 million (principal amount $1,057 million) matures during 2021; $385 million (principal amount $385 million) matures during 2022; $934 million (principal amount $934 million) matures during 2023; $1,526 million (principal amount $1,530 million) matures during 2024; and $7,282 million (principal amount $7,342 million) matures after 2024.

If we are unable to comply with our principal maturities under certain of our indebtedness, or refinance or extend maturities of certain of our indebtedness, substantially all of our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business, financial condition, liquidity and results of operations. As a result of the restrictions under the 2017 Facilities Agreement, the indentures that govern our outstanding Senior Secured Notes (as defined below) and other debt instruments, the current global economic environment and uncertain market conditions, we may not be able to, if we need to do so to repay our indebtedness, complete asset sales on terms that we find economically attractive or at all. Volatility in the credit and capital markets could significantly affect us due to its effect on the availability of funds to potential acquiring parties, including industry peers. In addition, high levels of consolidation in our industry in some jurisdictions may further limit potential asset sales to interested parties due to antitrust considerations. If we need to sell assets to repay our indebtedness but are unable to complete asset sales and our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with financial covenants and payment obligations under our indebtedness, which would have a material adverse effect on our business, financial condition, liquidity and results of operations.

In addition, our levels of debt, contractual restrictions and our need to deleverage may limit our planning flexibility and our ability to react to changes in our business and the industry and may place us at a competitive disadvantage compared to competitors who may have no need to deleverage or who may have lower leverage ratios and fewer contractual restrictions, or that have no restrictions at all. There can also be no assurance that, because of our leverage ratio and contractual restrictions, we will be able to improve or maintain our operating margins and deliver financial results comparable to the results obtained in the past under similar economic conditions, or that we will be able to execute the capital expenditures that we have disclosed. Also, there can be no assurance that we will be able to implement our business strategy and initiatives and improve our results and revenues, which could affect our ability to comply with our payment obligations under our debt agreements and instruments. See “Item 3—Key Information—COVID-19 Outbreak” for more information on the impact of COVID-19 on our debt and cash levels.

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

As of December 31, 2020, we had $586 million funded under our securitization programs in Mexico, the United States, France and the United Kingdom. We cannot assure you that, going forward, we will be able to, if needed, roll over or renew these programs, which could adversely affect our liquidity.

The weakness of the global economic environment and its adverse effects on our operating results may negatively affect our credit rating and the market value of CEMEX, S.A.B. de C.V.’s CPOs and ADSs, or that of our publicly listed subsidiaries, mainly CEMEX Latam Holdings, S.A. (“CLH”) and Cemex Holdings Philippines, Inc. (“CHP”). If current economic pressures continue or worsen, we may be dependent on the issuance of equity as a source to repay our existing or future indebtedness. Although we have been able to raise debt, equity and equity-linked capital in the recent past, conditions in the capital markets could be such that traditional sources of capital may not be available to us on reasonable terms or at all. As a result, we cannot assure you that we will be able to successfully raise additional debt and/or equity capital on terms that are favorable to us or at all.

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

If the global economic environment deteriorates and our operating results worsen significantly, if we are unable to complete debt or equity offerings or, if needed, any divestitures, and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our principal payments under our indebtedness or refinance our indebtedness. See “Item 3—Key Information—COVID-19 Outbreak” for more information on the impact of COVID-19 on our liquidity.

The indentures governing our outstanding Senior Secured Notes and the terms of our other indebtedness impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and may impede our ability to refinance our debt.

As of December 31, 2020, there were $5,071 million and €1,050 million aggregate principal amount of then-outstanding Senior Secured Notes under the indentures governing such notes. Mostly all of the indentures governing our outstanding Senior Secured Notes and the other instruments governing our consolidated indebtedness impose significant operating and financial restrictions on us. These restrictions limit our ability, among other things, to: (i) incur debt, including restrictions on incurring debt at our subsidiaries, which are not parties to the indentures governing the Senior Secured Notes; (ii) pay dividends on stock; (iii) redeem stock or redeem subordinated debt; (iv) make investments; (v) sell assets, including capital stock of subsidiaries; (vi) guarantee indebtedness; (vii) enter into agreements that restrict dividends or other distributions from restricted subsidiaries; (viii) enter into transactions with affiliates; (ix) create or assume liens; (x) engage in mergers or consolidations; and (xi) enter into a sale of all or substantially all of our assets.

These restrictions could limit our ability to seize attractive growth opportunities for our businesses that are currently unforeseeable, particularly if we are unable to incur financing or make investments to take advantage of these opportunities.

These restrictions may significantly impede our ability to develop and implement refinancing plans with respect to our debt.

Most of the covenants are subject to a number of exceptions and qualifications. The breach of any of these covenants could result in a default under the indentures governing our outstanding Senior Secured Notes, as well as certain other existing debt obligations, as a result of the cross-default provisions contained in the instruments governing such debt obligations. In the event of a default under any of the indentures governing our outstanding Senior Secured Notes, holders of our outstanding Senior Secured Notes could seek to declare all amounts outstanding under such Senior Secured Notes, together with accrued and unpaid interest, if any, to be immediately due and payable. If the indebtedness under our outstanding Senior Secured Notes, or certain other existing debt obligations were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full such accelerated indebtedness or our other indebtedness.

Furthermore, upon the occurrence of any event of default under the 2017 Facilities Agreement, the indentures governing our outstanding Senior Secured Notes or any of our other debt, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If the lenders accelerate payment of those amounts, we cannot assure you that our assets would be sufficient to repay those amounts in full or to satisfy our other liabilities. See “Item 3—Key Information—COVID-19 Outbreak” and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on the impact of the COVID-19 pandemic on our business.

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

Aside from its significant operations in Mexico, CEMEX, S.A.B. de C.V. is a holding company that owns the stock of its direct subsidiaries and is the beneficial owner of the equity interests of its indirect subsidiaries and has holdings of cash and marketable securities. In general, CEMEX, S.A.B. de C.V.’s ability to repay debt and pay dividends, as well as to generally make other payments, partially depends on the continued transfer to it of dividends and other income and funds from its wholly-owned and non-wholly-owned subsidiaries. Although our debt agreements and instruments generally restrict us from entering into agreements or arrangements that limit the ability of any subsidiary of CEMEX, S.A.B. de C.V. to declare or pay dividends or repay or capitalize intercompany indebtedness, the ability of CEMEX, S.A.B. de C.V.’s subsidiaries to pay dividends and make other transfers to CEMEX, S.A.B. de C.V. is subject to various regulatory, contractual and legal constraints of the countries in which we operate, including the need to create legal reserves prior to transferring funds. The 2017 Facilities Agreement restricts CEMEX, S.A.B. de C.V.’s and its subsidiaries’ ability to declare or pay cash dividends above the permitted amounts (subject to certain exceptions). In addition, the indentures governing our outstanding Senior Secured Notes also limit CEMEX, S.A.B. de C.V.’s and its subsidiaries’ ability to pay dividends. Furthermore, even though our subsidiaries whose shares have been pledged or transferred as part of the Collateral have generally retained the right to declare dividends, such right would be limited under certain circumstances (mainly the occurrence of an enforcement event) pursuant to the terms and conditions of the corresponding pledge or trust agreements under which the Collateral is granted. See “Item 3—Key Information—COVID-19 Outbreak” and “Item 5—Operating and Financial Review and Prospects—Recent Developments—

Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on the impact of the COVID-19 pandemic on our business.

The ability of CEMEX, S.A.B. de C.V.’s direct and indirect subsidiaries to pay dividends and make loans and other transfers to it is generally subject to various regulatory, legal and economic limitations. Depending on the jurisdiction of organization of the relevant subsidiary, such limitations may include solvency and legal reserve requirements, dividend payment restrictions based on interim financial results or minimum net worth and withholding taxes on loan interest payments. For example, our subsidiaries in Mexico are subject to Mexican legal requirements, which provide that a corporation may declare and pay dividends only out of the profits reflected in the year-end financial statements that are or have been approved by its stockholders. In addition, such payment can be approved by a subsidiary’s stockholders only after the creation of a required legal reserve (equal to one fifth of the relevant company’s capital) and compensation or absorption of losses, if any, incurred by such subsidiary in previous fiscal years. Our subsidiaries in Spain are subject to Spanish legal requirements, pursuant to which they may only distribute dividends if, as a result of the distribution, the net worth value of the company will not be less than such company’s share capital during the applicable fiscal year. Due to the foregoing, before distributing any dividends, the company shall employ profits to compensate for the reduction of its net worth value during such fiscal year. Dividends may also not be distributed until the amount of available reserves reaches, at least, the amount of the research and development expenses recorded in the balance sheet of the company. A reserve of 10% of the profits of a given year, until reaching at least 20% of the company’s share capital, shall be procured, and any surplus may be distributed amongst shareholders. Our subsidiaries in France are subject to French legal requirements, which provide that a company may declare and pay dividends only out of the net profits reflected in the year-end financial statements that are or have been approved by its stockholders. In addition, such payment can be approved by the subsidiary’s stockholders only after the creation of a required legal reserve equal to 10% of the relevant company’s share capital.

CEMEX, S.A.B. de C.V. may also be subject to exchange controls on remittances by its subsidiaries from time to time in a number of jurisdictions. In addition, CEMEX, S.A.B. de C.V.’s ability to receive funds from these subsidiaries may be restricted by covenants in the debt instruments and other contractual obligations of those entities.

As of the date of this annual report, CEMEX, S.A.B. de C.V. does not expect that existing regulatory, legal and economic restrictions on its existing direct and indirect subsidiaries’ ability to pay dividends and make loans and other transfers to it will materially and negatively affect its ability to meet its cash obligations. However, the jurisdictions of organization of CEMEX, S.A.B. de C.V.’s current direct or indirect subsidiaries, or of any future subsidiary, may impose additional and more restrictive regulatory, legal and/or economic limitations. In addition, CEMEX, S.A.B. de C.V.’s subsidiaries may not be able to generate sufficient income to pay dividends or make loans or other transfers to it in the future, or may not have access to Dollars in their respective countries, which, as of the date of this annual report, would be the preferred currency to be received by CEMEX, S.A.B. de C.V. to service the majority of its debt payments. Also, because not all of CEMEX, S.A.B. de C.V.’s subsidiaries are wholly-owned, any decision to have any of CEMEX, S.A.B. de C.V.’s subsidiaries declare and pay dividends or make loans or other transfers to us is subject to any minority rights that non-controlling shareholders may have in the CEMEX, S.A.B. de C.V. subsidiary that is not wholly-owned. Any material additional future limitations on our subsidiaries could adversely affect CEMEX, S.A.B. de C.V.’s ability to service our debt and meet its other cash obligations. See “Item 3—Key Information—COVID-19 Outbreak” for more information on the impact of COVID-19 on our operating subsidiaries and the possibility of less income being generated by our operating subsidiaries.

We are subject to restrictions and reputational risks resulting from non-controlling interests held by third parties in our consolidated subsidiaries.

We conduct our business mostly through subsidiaries. In some cases, third-party shareholders hold non-controlling interests in these subsidiaries, including CLH, CHP, Trinidad Cement Limited (“TCL”) and

Caribbean Cement Company Limited (“CCCL”), among others. Various disadvantages may result from the participation of non-controlling shareholders whose interests may not always be aligned with ours. Some of these disadvantages may, among other things, result in our inability to implement organizational efficiencies, divest or acquire assets and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively. In addition, we are also exposed to third-party shareholders initiating different actions or proceedings against us as controlling shareholders on corporate and corporate governance related matters, which could also harm our reputation and have an adverse effect on our business, liquidity, financial condition and results of operations.

We have to service our debt and other financial obligations denominated in Dollars and Euros with revenues generated in Mexican Pesos or other currencies, as we do not generate sufficient revenue in Dollars from our operations to service all our debt and other financial obligations denominated in Dollars and Euros. This could adversely affect our ability to service our obligations in the event of a devaluation or depreciation in the value of the Mexican Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar and Euro. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Dollar (our reporting currency) vis-à-vis the Mexican Peso and other significant currencies within our operations.

A substantial portion of our total debt plus other financial obligations is denominated in Dollars and Euros. As of December 31, 2020, our debt plus other financial obligations denominated in Dollars and Euros represented 64% and 22% of our total debt plus other financial obligations, respectively, which does not include $371 million of Dollar-denominated and €64 million of our Euro-denominated Perpetual Debentures. Our Dollar-denominated and Euro-denominated debt must be serviced with funds generated mostly by our direct and indirect subsidiaries’ operations outside the United States and Europe. Although we have substantial operations in the United States and Europe, we continue to strongly rely on our non-U.S. assets and non-European assets to generate revenues to service our Dollar-denominated and Euro-denominated debt. Consequently, we have to use revenues generated in Mexican Pesos or other currencies to service our Dollar-denominated and Euro-denominated obligations. See “Item 5—Operating and Financial Review and Prospects—Quantitative and Qualitative Market Disclosure—Interest Rate Risk, Foreign Currency Risk and Equity Risk—Foreign Currency Risk.” A devaluation or depreciation in the value of the Mexican Peso, Pound Sterling, Colombian Peso, Philippine Peso or any of the other currencies of the countries in which we operate, compared to the Dollar and Euro, could adversely affect our ability to service our Dollar-denominated and Euro-denominated debt. In 2020, our operations in Mexico, the United Kingdom, France, Germany, Spain, the Philippines, Israel, the Rest of EMEAA segment, Colombia, Caribbean TCL (as defined below), the Dominican Republic and the Rest of SCA&C segment, which are our main non-Dollar denominated operations, together generated 64% of our total revenues in Dollar terms (21%, 5%, 6%, 4%, 2%, 3%, 5%, 7%, 3%, 2%, 2% and 4%, respectively) before eliminations resulting from consolidation. In 2020, 29% of our revenues in Dollar terms were generated from our operations in the United States before eliminations resulting from consolidation.

During 2020, the Mexican Peso depreciated 5.1% against the Dollar, the Euro appreciated 9.0% against the Dollar and the Pound Sterling appreciated 3.2% against the Dollar. Currency hedges that we may be a party to or may enter into in the future may not be effective in covering all our currency-related risks. Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Dollar and other currencies, as those fluctuations influence the amount of our non-Dollar indebtedness when translated into Dollars and also result in foreign exchange gains and losses as well as gains and losses on derivative contracts, including those entered into to hedge our exchange rate exposure. For a description of these impacts, see “—Our use of derivative financial instruments could negatively affect our operation, especially in volatile and uncertain markets.” See “Item 3—Key Information—COVID-19 Outbreak” for more information on the impact of COVID-19 on the value of the Mexican Peso against the Dollar.

Our use of derivative financial instruments could negatively affect our operations, especially in volatile and uncertain markets.

We have used, and may continue to use, derivative financial instruments to manage the risk profile associated with interest rates and currency exposure of our debt, to reduce our financing costs, to access alternative sources of financing and to hedge our net assets in certain currencies, as well as some of our financial and operating risks. However, we cannot assure you that our use of such instruments will allow us to achieve these objectives due to the inherent risks in any derivatives transaction or the risk that we will not continue to have access to such instruments at reasonable costs, or at all.

As of December 31, 2020, our derivative financial instruments consisted of foreign exchange forward contracts under a net investment hedge program, interest rate swap instruments related to bank loans, equity forwards on third-party shares, as well as fuel price hedging derivatives, which had an impact on our financial position. Changes in the fair value of our derivative financial instruments, not specifically designated as hedges, are reflected in our statement of operations, which could introduce volatility in our controlling interest net income and other related ratios. As of December 31, 2019 and 2020, the aggregate notional amount under our outstanding derivative financial instruments was $2,324 million ($1,154 million of net investment hedge, $1,000 million of interest rate swaps, $74 million of equity forwards on third-party shares and $96 million of fuel price hedging) and $2,230 million ($741 million of net investment hedge, $1,334 million of interest rate swaps, $27 million of equity forwards on third-party shares and $128 million of fuel price hedging), respectively, with a mark-to-market valuation representing net liabilities of $100 million as of December 31, 2019 and $81 million as of December 31, 2020. See note 17.4 to our 2020 audited consolidated financial statements included elsewhere in this annual report for a detailed description of our derivative financial instruments. Since 2008, CEMEX has significantly decreased its use of derivative financial instruments, thereby reducing the risk of cash margin calls. However, with respect to our existing financial derivatives, we may incur net losses and be subject to margin calls that do not require a substantial amount of cash to cover such margin calls. If we enter into new derivative financial instruments, we may incur net losses and be subject to margin calls in which the cash required to cover margin calls may be substantial and may reduce the funds available to us for our operations or other capital needs. In addition, as with any derivative position, we assume the creditworthiness risk of the counterparty, including the risk that the counterparty may not honor its obligations to us. In addition, entering into new derivative financial instruments incurs costs, and we cannot assure you that any new derivative financial instrument that we enter into will be done so at reasonable costs, or, if our credit risk worsens, will be available to us at all.

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

As of December 31, 2020, the Collateral and all proceeds of such Collateral secured (i) $8,710 million (principal amount $8,774 million) aggregate principal amount of debt under the 2017 Facilities Agreement, our then-outstanding Senior Secured Notes and other financing arrangements and (ii) $449 million aggregate principal amount of the dual-currency notes underlying our Perpetual Debentures. The subsidiaries whose shares are part of the Collateral collectively own, directly or indirectly, substantially all of our operations worldwide. Provided that no default has occurred, and is continuing, under the 2017 Facilities Agreement, the Collateral will be released automatically if we meet specified financial covenant targets in accordance with the terms of the Intercreditor Agreement (as defined under “Item 5— Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness”).

Political, social and geopolitical events and possible changes in public policies in some of the countries where we operate could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Political, geopolitical or social developments in the countries where we operate or elsewhere, such as elections, new governments, changes in public policy, laws and/or regulations, political disagreements, civil disturbances and a rise in violence or the perception of violence, could have a material adverse effect in the countries where we operate or on the global financial markets, and in turn on our business, financial condition, liquidity and results of operations.

Presidential, legislative, state and local elections took place in 2020 in several of the countries where we operate, including Israel, the United States, Poland, Croatia, the Dominican Republic, Trinidad and Tobago, Jamaica, Puerto Rico, Guyana, and Egypt. In 2021, elections have been held or are scheduled to be held in Mexico, Israel, El Salvador, Peru, Nicaragua, Haiti, Germany and the Czech Republic, as well as special elections for the U.S. Senate. In addition, potential future snap elections in other countries resulting from social or political pressure cannot be discarded. A change in federal or national government and the political party in control of the legislature in any of these countries could result in sharp changes to the countries’ economic, political or social conditions, and in changes to laws, regulations and public policies, which may contribute to economic uncertainty or adverse business conditions and could also materially impact our business, financial condition, liquidity and results of operations. Similarly, if no political party wins a clear majority in the legislative bodies of these countries, legislative gridlock and political and economic uncertainty may continue or result.

Political events and social unrest have impacted the business and economic environment in the United States and beyond. Chiefly among them, the 2020 U.S. presidential and senatorial election, which resulted in the election of President Joe Biden and the Democratic Party assuming control of Congress, was followed by protests, security threats and other politically motivated turmoil. Other events, such as riots and mass protests that occurred throughout 2020 and continue to occur in 2021, have negatively affected and could continue to affect business continuity and political stability. We cannot assure that these challenges, which have caused and may continue to cause disruptions to our operations, our business, financial condition, liquidity, and results of operations, will not continue in the future. Furthermore, the new administration could impose regulations and/or taxes reaching further than those currently in effect. We are not certain if any such regulations and/or taxes will be imposed or not; and, in the event they are imposed, if costs and expenses which may be incurred in order to comply with such regulations and/or taxes would have a material adverse effect on our business, financial condition, liquidity and results of operations.

In Mexico, several laws, policies and regulations issued since the beginning of the current administration, as well as certain legislative proposals, differ substantially from those in effect in previous administrations. Furthermore, certain changes in the laws and regulations governing the energy, electricity and hydrocarbons sectors have been enacted or are under consideration for approval or undergoing constitutional challenges. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico” and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico” for a description of such changes in the laws and regulations governing the energy, electricity and hydrocarbons sectors which have been enacted or are undergoing constitutional challenges. We are not certain if such laws and regulations undergoing constitutional challenges will prevail. These and any other policies, laws and regulations which are further adopted could result in a deterioration of investment sentiment, political and economic uncertainty, and increased costs for our business, which may in turn have a material adverse effect on our business, financial condition, liquidity and results of operations.

In Europe, though Brexit has already materialized, there continues to be uncertainty regarding the United Kingdom’s future relationship with the EU and other key partners around the world. This uncertainty could still have a material adverse effect on our business, financial condition, liquidity and results of operations, particularly in the United Kingdom. To mitigate any such risk, a “Brexit taskforce” has been implemented and continues to operate with the following objectives: (i) monitoring and sharing relevant public information, (ii) identifying ongoing and evolving risks and opportunities, (iii) assessing potential impacts and action plan to minimize them, (iv) following-up with affected areas, and (v) preparing an effective communication for different audiences. In addition, the upcoming general election in Germany, to be held on September 26, 2021, will mark the end of Angela Merkel’s 16-year tenure and could bring important political and policy changes for the country and the EU. It is not certain what impact this election will have on Germany or any of the EU countries in which we operate, but the consequences of this election could materially impact our business, financial condition, liquidity and results of operations, in Germany and the EU.

Further geopolitical challenges, such as the conflict between the United States and China, could cause important disruptions in the global economic, financial markets and trade dynamics which could impact the markets in which we operate and materially and adversely affect our business, financial condition, liquidity and results of operations.

Potential social unrest in Latin America due to increasing inequality, poverty and discontent with the political class could impact our operations, as could political tensions and security concerns in the Middle East and Asia, including the high-end confrontations between Israel and Iran and the persistent political stalemate in Israel. These and other political and geopolitical issues have the potential to materially and adversely impact the global economy, financial markets and the overall stability of the countries and regions in which we operate and, in turn, our business, financial condition, liquidity and results of operations.

We are increasingly dependent on information technology and our systems and infrastructure, as well as those provided by third-party service providers, face certain risks, including cyber-security risks.

We increasingly rely on a variety of information technology and cloud services, on a fully digital customer integration platform, such as CEMEX Go, and on automated operating systems to manage and support our operations, as well as to offer our products to our customers. The proper functioning of this technology and these systems is critical to the efficient operation and management of our business, as well as for the sales generated by our business. Our systems and technologies may require modifications or upgrades as a result of technological changes, growth in our business and to enhance our business security. These changes may be costly and disruptive to our operations and could impose substantial demands on our systems and increase system outage time. Our systems and technology, as well as those provided by our third-party service providers, such as International Business Machines Corporation (“IBM”) and Microsoft, two of our main information technology and service providers, may be vulnerable to damage, disruption or intrusion caused by circumstances beyond our control, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, security breaches, computer viruses and cyber-attacks, including malicious codes, worms, ransomware, phishing, denial of service attacks and unauthorized access. For example, our digital solutions to improve sales, customer experience, enhance our operations and increase our business efficiencies could be impeded by such damages, disruptions or intrusions. To try to minimize such risks, we safeguard our systems and electronic information through a set of cyber-security controls, processes and a proactive monitoring service to attend to potential breaches. In addition, we also have disaster recovery plans in case of incidents that could cause major disruptions to our business. However, these measures may not be sufficient, and our systems have in the past been subject to certain minor intrusions. Although we are certified under and compliant with International Organization for Standardization (“ISO”) 27001:2013 standards for information security management systems to preserve the confidentiality, integrity and availability of data and also are certified on the Payment Card Industry security standard which provides a trustful e-commerce mechanism for customers, and that certain of our cement plants received the ISO 27001 certification, we cannot assure that we will always be able to retain or renew this certification or that our systems will not be subject to certain intrusions.

During 2020, there was a global trend of an increase on security threats related to COVID-19, including, but not limited to, phishing and malware/ransomware campaigns, exploitation of video collaboration vulnerabilities, among other things. Furthermore, the increase in employees working from home in response to the COVID-19 pandemic increased cyber risk due to inadequate security configurations of domestic (home) networks and use of non-corporate devices. As of the date of this annual report, we have implemented additional cybersecurity controls designed to reduce such risks and mitigate the impact of such risks.

In relation to our overall operations, particularly due to our digital transformation initiatives and the implementation of CEMEX Go, our audit committee is informed of the cyber-security threats we face and is involved in approving general steps to try to mitigate any such cyber-security threats. As of December 31, 2020, CEMEX Go has more than 42,000 users across the countries in which we do business, and through CEMEX Go we receive approximately 53% of our main product orders and process 61% of our total global sales. As of December 31, 2020, we have not detected, and our third-party service providers have not informed us of, any relevant event that has materially damaged, disrupted or resulted in an intrusion of our systems. Any significant information leakages or theft of information, or any unlawful processing of personal data, could affect our compliance with data privacy laws and make us subject to regulatory action, including substantial fines and private litigation with potentially large costs, and could damage our relationship with our employees, customers and suppliers, which could have a material adverse impact on our business, financial condition, liquidity, results of operations and prospects.

Furthermore, on June 25, 2020, our insurance program was renewed for 12 additional months. This program includes insurance coverage that, subject to its terms and conditions, is intended to address certain costs associated with cyber incidents, network failures and data privacy-related concerns. Nevertheless, this insurance coverage may not, depending on the specific facts and circumstances surrounding an incident, cover all losses or types of claims that may arise from an incident or the damage to our reputation or brands that may result from an incident. However, any significant disruption to our systems could have a material adverse effect on our business, financial condition, liquidity and results of operations, and could also harm our reputation.

We are subject to the laws and regulations of the countries where we operate and do business and any material changes in such laws and regulations and/or any significant delays in assessing the impact and/or adapting to such changes may have an adverse effect on our business, financial condition, liquidity and results of operations.

Our operations are subject to the laws and regulations of the countries where we operate and do business, and such laws and regulations, and/or governmental interpretations of such laws and regulations, may change. Because CEMEX, S.A.B. de C.V. is organized under Mexican laws, and because of the considerable size of CEMEX, S.A.B. de C.V.’s operations in the United States and the fact that CEMEX, S.A.B. de C.V.’s ADSs trade on the New York Stock Exchange (the “NYSE”), we have to comply with the laws and regulations, and/or governmental interpretations of such laws and regulations, of Mexico and the United States, whether or not we operate and do business through a subsidiary located in Mexico or the United States.

Any change in such laws and regulations, and/or governmental interpretations of such laws and regulations, may have a material adverse effect on our business, financial condition, liquidity and results of operations. Furthermore, changes in laws and regulations, and/or governmental interpretations of such laws and regulations, may require us to devote a significant amount of time and resources to assess and, if required, to adjust our operations to any such changes, which could have a material adverse effect on our business, financial condition, liquidity and results of operations. In addition, any significant delays in assessing the impact and/or, if required, in adapting to changes in laws and regulations and/or governmental interpretations of such laws and regulations may also have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects. For more information, see “—Economic conditions in some of the countries where we operate and in other regions or countries may adversely affect our business, financial condition, liquidity and results of operations,” “—Political, social and geopolitical events and possible changes in public policies in some of the countries where we operate could have a material adverse effect on our business, financial condition, liquidity and results of operations” and “—Our operations are subject to environmental laws and regulations.”

We or our third-party providers may fail to maintain, obtain or renew or may experience material delays in obtaining requisite governmental or other approvals, licenses and permits for the conduct of our business.

We and our third-party providers of goods and services, as applicable, require various approvals, licenses, permits, concessions and certificates in the conduct of our business. We cannot assure you that we, or our third- party providers of goods and services, will not encounter significant problems in obtaining new or renewing existing approvals, licenses, permits, concessions and certificates required in the conduct of our business, or that we, or our third-party providers of good and services, will continue to satisfy the current or new conditions to such approvals, licenses, permits, concessions and certificates that we currently have or may be granted in the future. There may also be delays on the part of regulatory and administrative bodies in reviewing our applications and granting approvals, which have become increasingly common since the beginning of the COVID-19 pandemic due to closures and/or reduced operations of public offices. The implementation of new laws and regulations on environmental-related matters in the countries in which we operate or in the countries from which our third-party providers of goods and services source their deliverables to us, may create stricter requirements to comply with. This could delay our ability to obtain the related approvals, licenses, permits, concessions and certificates, or could result in us not being able to obtain them at all. If previously obtained approvals, licenses, permits and certificates are revoked and/or if we, or our third-party providers of goods and services, fail to obtain and/or maintain the necessary approvals, licenses, permits, concessions and certificates required for the conduct of our business, we may be required to incur substantial costs or temporarily suspend or alter the operation of one or more of our operating units, production facilities, mineral extraction locations or of any relevant component of them, which could affect the general production of these units, facilities or locations, which in turn could have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects. See “Item 3—Key Information—COVID-19 Outbreak” and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on the impact of certain measures being taken by the governments of the countries in which we operate regarding temporary closures of our operating facilities to stop the spread of COVID-19.

We may fail to secure certain materials required to run our business.

We increasingly use in most of our business certain by-products of industrial processes produced by third parties, such as pet coke, fly ash, slag and synthetic gypsum, among others, as well as natural resources such as water. While we are not dependent on our suppliers and we try to secure the supply of the required materials, products or resources through long-term renewable contracts and framework agreements, which allow us to better manage supplies. Short-term contracts are entered into in certain countries where we operate. Should existing suppliers cease operations or reduce or eliminate production of these by-products, or should for any reason any suppliers not be able to deliver to us the contractual quantities, or should laws and/or regulations in any region or country limit the access to these materials, products or resources, sourcing costs for these materials could increase significantly or require us to find alternative sources for these materials, which could have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects. In particular, scarcity and quality of natural resources (such as water and aggregates reserves) in some of the countries where we operate could have a material adverse effect on our operations, costs and results of operations. See “Item 3—Key Information—COVID-19 Outbreak” for more information on the impact of COVID-19 on supply chains.

We may not be able to realize the expected benefits from any acquisitions or joint ventures, some of which may have a material impact on our business, financial condition, liquidity and results of operations.

Our ability to realize the expected benefits from any acquisitions, joint ventures, investments or partnerships depends, in large part, on our ability to integrate acquired operations with our existing operations in a timely and effective manner or on our ability to impact financial results or operations of or properly manage, together with any partners, any joint venture business, partnership or other business where we hold an investment. These efforts may not be successful. Although we have disposed of assets in the past and may continue to do so to reduce our overall leverage and rebalance our portfolio, the 2017 Facilities Agreement and other debt instruments restrict our ability to acquire assets and enter into joint ventures. We may in the future acquire new operations or enter into joint ventures or investments and integrate such operations or assets into our existing operations, and some of such acquisitions, joint ventures or investments may have a material impact on our business, financial condition, liquidity and results of operations. We cannot assure you that we will be successful in identifying or acquiring suitable assets in the future, or that the terms under which we may acquire any assets or enter into joint ventures in the future would be favorable to us or that we will be able to find suitable partners for our joint ventures at all. If we fail to achieve any anticipated cost savings from any acquisitions, joint ventures or investments, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

High energy and fuel costs may have a material adverse effect on our operating results.

Energy and fuel costs represent an important part of our overall cost structure. The price and availability of energy and fuel are generally subject to market volatility and, therefore, may have an adverse impact on our costs and operating results. Furthermore, if third-party suppliers fail to provide to us the required amounts of energy or fuel under existing agreements, we may need to acquire energy or fuel at an increased cost from other suppliers, without being reimbursed for the increased costs by the committed supplier, to fulfill certain contractual commitments with third parties or for use in our operations. In addition, governments in several of the countries in which we operate are working to reduce energy subsidies, introduce or tighten clean energy obligations or impose new excise taxes and carbon emission caps, which could further increase energy costs and have a material adverse effect on our business, financial condition, liquidity and results of operations.

Furthermore, if our efforts to increase our use of alternative fuels are unsuccessful, due to their limited availability, price volatility or otherwise, we would be required to use traditional fuels, which may increase our energy and fuel costs and could have a material adverse effect on our business, financial condition, liquidity and results of operations. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico” and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico” for a description of certain changes in the laws and regulations governing the energy, electricity and hydrocarbons sectors which have been enacted or are undergoing constitutional challenges, and which may result in increased costs for our business, which may in turn have a material adverse effect on our business, financial condition, liquidity and results of operations.

See “Item 3—Key Information—COVID-19 Outbreak” for more information on the impact of COVID-19 on energy and fuel costs, in particular the decrease in the price of oil.

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

We operate in highly competitive markets with numerous players employing different competitive strategies and if we do not compete effectively, our revenues, market share and results of operations may be affected.

The markets in which we operate are highly competitive and are served by a variety of established companies with recognized brand names, as well as new market entrants and increasing imports. Companies in these markets compete based on a variety of factors, often employing aggressive pricing strategies to gain market share. We compete with different types of companies based on different factors in each market. For example, in the relatively consolidated cement and ready-mix concrete industries, we generally compete based on quality, client segmentation, value proposition, and superior customer experience. In the more fragmented market for aggregates, we generally compete based on capacity and price for our products and our customer centric culture. In certain areas of the markets in which we compete, some of our competitors may be more established, benefit from greater brand recognition or have greater manufacturing and distribution channels and other resources than we do. In addition, if our competitors were to combine, they may be able to compete more effectively with us, and they may also dispose of assets, which could lead to new market entrants, increasing competition in our markets. For example, Ireland’s CRH plc (“CRH”) has made a variety of acquisitions in North America in the past few years, the most important of which was the acquisition of Ash Grove Cement Company in 2018. These transactions have given CRH a considerably more prominent position in the North America cement market and, according to CRH, has allowed for greater vertical integration with their existing aggregates, asphalt and ready-mix concrete businesses. In Mexico, one of our key markets, competitors have focused mainly on organic growth. For example, Elementia (Cementos Fortaleza) expanded its installed cement production capacity at its plant in Tula, Hidalgo by 1.5 million tons per year in 2017 and in 2020, inaugurated a plant in Yucatán with a production capacity of up to 250,000 tons of cement per year. More recently in 2021, LafargeHolcim closed its acquisition of Firestone Building Products, which could result in an increase in the number of products and solutions competing with our Urbanization Solutions core business in certain markets. In addition, if any of our major competitors divest assets in different parts of the world, this may lead to increased competition in the markets in which we operate. It is unclear how competitors that could potentially acquire those assets will compete in the markets in which we operate. Some may use aggressive competitive strategies based on imports and pricing that could be damaging to our industry’s profitability and, as a consequence, our results of operations. In addition, asset optimization by buyers of the disposed assets could result in an operational cost advantage.

As a result, if we are not able to compete effectively, we may continue to lose market share, potentially substantially, in the countries in which we operate, and our revenues could decline or grow at a slower rate and our business and results of operations would be harmed, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

A substantial amount of our total assets consists of intangible assets, including goodwill. We have recognized charges for goodwill impairment in the past and in 2020, and if market or industry conditions deteriorate further, additional impairment charges may be recognized.

Our 2020 audited consolidated financial statements, included elsewhere in this annual report, have been prepared in accordance with IFRS as issued by the IASB, under which goodwill is not amortized and is tested for impairment. Tests for impairment are carried out when indicators exist or at least once a year during the fourth quarter of each year and are performed by determining the recoverable amount of the groups of cash-generating units (“CGUs”) to which goodwill balances have been allocated. The recoverable amount of CGUs consist of the higher of such groups of cash-generating units’ fair value, less cost to sell, and their corresponding value in use, represented by the discounted amount of estimated future cash flows expected to be generated by such groups of CGUs to which goodwill has been allocated. An impairment loss is recognized under IFRS if the recoverable amount is lower than the net book value of the groups of CGUs to which goodwill has been allocated within other expenses, net. We determine the discounted amount of estimated future cash flows over periods of five years. If the value in use of a group of CGUs to which goodwill has been allocated is lower than its corresponding carrying amount, we determine its corresponding fair value using methodologies generally accepted in the markets to determine the value of entities, such as multiples of Operating EBITDA and/or by reference to market transactions.

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

During the third quarter of 2020, due to the lack of visibility and high uncertainty resulting from the negative economic effects of the COVID-19 pandemic and considering the consolidation of impairment indicators in certain countries, we performed an impairment test of goodwill in the countries in which we operated that either held significant balances or had been most affected by the COVID-19 pandemic using the best information available to us, including updated discount rates, long-term growth rates, and revised cash flow projections for those countries falling within the aforementioned criteria. We recognized a non-cash impairment charge of $1,020 million from goodwill related to our business in the United States. We consider that, as the effects and duration of such pandemic may extend, there could be significant adverse effects in the future in connection with impairment of long-lived assets including goodwill. For the years ended December 31, 2018 and 2019, we did not determine any goodwill impairments. See notes 7 and 16.2 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

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

We are subject to litigation proceedings, including government investigations relating to corruption and antitrust proceedings, that could harm our business and our reputation.

From time to time, we are and may become involved in litigation, investigations and other legal or administrative proceedings relating to claims arising from our operations, either in the normal course of business or not, or arising from violations or alleged violations of laws, regulations or acts. As described in, but not limited to, “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings,” as of December 31, 2020, we were subject to a number of significant legal proceedings, including, but not limited to, an SEC investigation concerning a new cement plant being built by CEMEX Colombia S.A. (“CEMEX Colombia”) in the Municipality of Maceo in the department of Antioquia, Colombia (the “Maceo Plant”), as well as an investigation from the United States Department of Justice (the “DOJ”) mainly relating to our operations in Colombia and other jurisdictions, and antitrust investigations in countries in which we operate, including by the DOJ in the territorial United States. In addition, our main operating subsidiary in Egypt, Assiut Cement Company (“ACC”), is involved in certain Egyptian legal proceedings relating to the acquisition of ACC. Investigations and litigation, and in general any legal or administrative proceedings, are subject to inherent uncertainties and unfavorable rulings may occur. We cannot assure you that these or any of our other regulatory matters and legal proceedings, including any that may arise in the future, will not harm our reputation or materially affect our ability to conduct our business in the manner that we expect or otherwise materially adversely affect us should an unfavorable ruling occur, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could negatively impact the market price of our stock.

We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we had previously believed that our internal control over financial reporting was effective. Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Internal control over financial reporting refers to a process designed by, or under the supervision of, the Chief Executive Officer (the “CEO”) and Executive Vice President of Finance and Administration/Chief Financial Officer (the “CFO”) and effected by CEMEX, S.A.B. de C.V.’s board of directors and our management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. As of December 31, 2018, 2019 and 2020, our management and our independent registered public accounting firm concluded that our internal controls over financial reporting were operating effectively. However, we cannot assure you that material weaknesses will not be identified in the future, which could result in material misstatements in our financial statements or a failure to meet our reporting obligations. This, in turn, could negatively impact our business and operating results, access to capital markets, the market price of our shares and our ability to remain listed on the NYSE.

Our operations are subject to environmental laws and regulations.

Our operations are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose stringent environmental protection standards regarding, among other things, air emissions, land use and biodiversity, use of alternative fuels, water availability, wastewater discharges, the use and handling of hazardous waste or materials, waste management practices and the remediation of environmental impact of our operations. These laws and regulations expose us to the risk of substantial environmental costs and liabilities, including taxes, higher investment in equipment and technology, fines and other sanctions, the payment of compensation to third parties, remediation costs, business disruption and damage to reputation. Moreover, the enactment of stricter laws and regulations, stricter interpretation of existing laws or regulations or new enforcement initiatives, may impose new risks or costs on us or result in the need for additional investments, which could result in a material decline in our profitability. Such may be the case, for example, if policy derived from Executive Order 14008, Tackling the Climate Crisis at Home and Abroad, signed by U.S. President Joe Biden on January 27, 2021, results in new regulatory or legislative initiatives relating to climate change, the application of regulatory criteria in relation to environmental matters stricter than that currently being applied, or in preferential treatment regarding pricing, contracting, the granting of operational permits or other economic activities being given to entities which may have environmental standards that are stricter than ours.

In late 2010, the United States Environmental Protection Agency (“EPA”) issued the final Portland Cement National Emission Standard for Hazardous Air Pollutants (“Portland Cement NESHAP”) under the federal Clean Air Act (“CAA”). This rule required Portland cement plants to limit mercury emissions, total hydrocarbons, hydrochloric acid and particulate matter by September 2013. The rule was challenged in federal court, and in December 2011, the D.C. Circuit Court of Appeals remanded the Portland Cement NESHAP to EPA and directed the agency to recompute the standards. In February 2013, EPA issued a revised final Portland Cement NESHAP rule that relaxed emissions limits for particulate matter and moved the compliance deadline to September 2015. In April 2013, environmental groups again challenged the revised Portland Cement NESHAP rule in federal court. In April 2014, the D.C. Circuit issued a ruling upholding both the revised particulate matter emission limits and the September 2015 compliance deadline. While we expect to meet all emissions standards imposed by the Portland Cement NESHAP, failure to do so could have a material adverse impact on our business operations, liquidity and financial condition; however, we expect that such impact would be consistent with the impact on the cement industry as a whole.

In February 2013, EPA issued revised final emissions standards under the CAA for commercial and industrial solid waste incinerators (“CISWI”). Under the CISWI rule, if a material being used in a cement kiln as an alternative fuel is classified as a solid waste, the plant must comply with CISWI standards. The CISWI rule covers nine pollutants and imposes potentially more stringent emissions limits on certain pollutants that also are regulated under the Portland Cement NESHAP. EPA received petitions to further reconsider certain provisions of the 2013 CISWI rule. EPA granted reconsideration on four specific issues and finalized the reconsideration of the CISWI rule in June 2016. The 2013 CISWI rule was also challenged by both industrial and environmental groups in federal court. In July 2016, the D.C. Circuit issued a ruling upholding most of the rule and remanding several portions to EPA for further consideration. EPA has not issued a revised final rule after remand, but the portions of the rule upheld on appeal are final and in effect. The final CISWI rule established a compliance date of February 2018, which was not impacted by the appeal. If kilns at CEMEX plants in the United States are determined to be CISWI kilns due to the use of certain alternative fuels, the emissions standards imposed by the CISWI rule could have a material impact on our business operations.

Under certain environmental laws and regulations, liability associated with investigation or remediation of hazardous substances can arise at a broad range of properties, including properties currently or formerly owned or operated by CEMEX, as well as facilities to which we sent hazardous substances or wastes for treatment, storage or disposal, or any areas affected while we transported any hazardous substances or wastes. Such laws and regulations may apply without regard to causation or knowledge of contamination. We occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities (or ongoing operational or construction activities) may lead to hazardous substance releases or discoveries of historical contamination that must be remediated, and closures of facilities may trigger compliance requirements that are not applicable to operating facilities. While compliance with these laws and regulations has not materially adversely affected our operations in the past, we cannot assure you that these requirements will not change, and that compliance will not adversely affect our operations in the future. Furthermore, we cannot assure you that existing or future circumstances or developments with respect to the impact of our operations will not require us to make significant remediation or restoration expenditures, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

The cement manufacturing process requires the combustion of large amounts of fuel and creates CO2 as a by-product of the calcination process. Therefore, efforts to address climate change through federal, state, regional, EU and international laws and regulations requiring reductions in emissions of greenhouse gases (“GHGs”) can create economic risks and uncertainties for our business. Such risks could include the cost of purchasing allowances or credits to meet GHG emission caps, the cost of paying higher energy costs or new CO2-related taxes, the cost of installing equipment, adopting new technologies and employing non-clinker cementitious materials and other processes to reduce emissions to comply with GHG limits or required technological standards, decreased profits or losses arising from decreased demand for our goods and higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls. To the extent that financial markets view climate change and GHG emissions as a financial risk or that certain laws and regulations limit our access to the financial markets or financial products due to environmental considerations, this could have a material adverse effect on our cost of and access to capital. Given the uncertain nature of the actual or potential statutory and regulatory requirements for GHG emissions at the federal, state, regional, EU and international levels, we cannot predict the impact on our operations or financial condition or make a reasonable estimate of the potential costs to us that may result from such requirements. However, the impact of any such requirements, whether individually or cumulatively, could have a material economic impact on our operations in the United States and in other countries where we operate. For more information on certain laws and regulations addressing climate change that we are, or could become, subject to, and the impacts to our operations arising therefrom, see “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters.”

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

We are dependent, in large part, on the economies of the countries in which we market our products and services. The economies of these countries are in different stages of socioeconomic and political development. Consequently, like many other companies with significant international operations, we are exposed to risks from, among other things, changes in economic growth, foreign currency exchange rates, interest rates, inflation, oil prices, trade policy, government policies, regulatory framework, social instability and other political, economic or social developments, including the outbreak of disease or similar public threats, such as the COVID-19 pandemic, that may materially affect our business, financial condition, liquidity and results of operations.

As of December 31, 2020, our operations were mostly in Mexico, the United States, certain countries in the EMEAA region and the SCA&C region (as described in “Item 4—Information on the Company—Business Overview”).

For a geographic breakdown of our revenues for the year ended December 31, 2020, see “Item 4—Information on the Company—Geographic Breakdown of Revenues by Reporting Segment for the Year Ended December 31, 2020.”

In recent years, concerns over global economic conditions, protectionist trade policies, oil prices, energy costs, climate change, geopolitical issues, political uncertainty, social instability, the availability and cost of credit, the COVID-19 pandemic and the international financial markets have contributed to economic uncertainty and reduced expectations for the global economy.

Political events and social unrest have impacted the business and economic environment in the United States and beyond. Chiefly among them, the 2020 U.S. presidential and senatorial election, which resulted in the election of President Joe Biden and the Democratic Party assuming control of Congress, was followed by protests, security threats and other politically motivated turmoil. Other events, such as riots and mass protests that occurred throughout 2020 and continue to occur in 2021, have negatively affected and could continue to affect business continuity and political stability. We cannot assure that these challenges, which have caused and may continue to cause disruptions to our operations, our business, financial condition, liquidity and results of operations, will not continue in the future. Furthermore, the new administration could impose regulations and/or taxes reaching further than those currently in effect. We are not certain if any such regulations and/or taxes will be imposed or not; and, in the event they are imposed, if costs and expenses which may be incurred in order to comply with such regulations and/or taxes would have a material adverse effect on our business, financial condition, liquidity and results of operations.

In Mexico, several policies and regulations issued since the beginning of the current administration, as well as certain legislative proposals, differ substantially from those in effect in previous administrations. Furthermore, certain changes in the laws and regulations governing the energy, electricity and hydrocarbons sectors have been enacted or are under consideration for approval or undergoing constitutional challenges. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico” and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico” for a description of such changes in the laws and regulations governing the energy, electricity and hydrocarbons sectors which have been enacted or are undergoing constitutional challenges. We are not certain if such laws and regulations undergoing constitutional challenges will prevail. These and any other policies, laws and regulations which are further adopted could result in a deterioration of investment sentiment, political and economic uncertainty, and increased costs for our business, which may in turn have a material adverse effect on our business, financial condition, liquidity and results of operations.

Any political or commercial uncertainty in the United Kingdom which may arise from Brexit and the resulting changes in its relationship with the EU or other key partners, including the United States, with which the United Kingdom must renegotiate trade or other agreements, could have a material adverse effect on our business, financial condition, liquidity and results of operations, particularly in the United Kingdom. In addition, the upcoming general election in Germany, to be held on September 26, 2021, will mark the end of Angela Merkel’s 16-year tenure and could bring important political and policy changes for the country and the EU. It is not certain what impact this election will have on Germany or any of the EU countries in which we operate, but the consequences of this election could materially impact our business, financial condition, liquidity and results of operations, in Germany and the EU.

Our operations in Egypt, the United Arab Emirates (“UAE”) and Israel have experienced instability as a result of, among other things, political instability, civil unrest, terrorism, extremism, deterioration of general diplomatic relations and changes in the geopolitical dynamics in the region. There can be no assurances that political turbulence in Israel, Egypt, Iran, Iraq, Syria, Libya, Yemen and other countries in Africa, the Middle East and Asia will abate in the future or that neighboring countries (e.g. the United Arab Emirates) will not be drawn further into conflict or experience instability. In addition, some of our operations are or may be subject to political risks, such as confiscation, expropriation and/or nationalization, as for example was the case of our past operations in Venezuela and is currently the case in Egypt. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Egypt Share Purchase Agreement.”

Our operations are also exposed to the Israeli-Palestinian conflict. Confrontations between the Israeli Defense Force and Palestinians in the Gaza Strip have continued generating sporadic events of violence in the region. Progress on peace continues to be stalled, despite efforts from third parties (including the United States and the United Nations) to reach an agreement. As of the date of this annual report, the parties continued to portray opposite views over the contested territory and neither side is expected to make concessions in the near future. If the conflict escalates, it could have a negative impact on the geopolitics and economy of the region, which in turn could adversely affect our operations, financial condition, liquidity and results of operations. Furthermore, Israel has been immersed in a domestic political crisis which led the country to hold its fourth general election in two years in March 2021. The election resulted in another inconclusive parliament, which could complicate the formation of a stable government and limit policy making. The political instability in the country could have an adverse effect on our business, financial condition, liquidity, and results of operations.

In the Middle East, Iran’s nuclear capabilities and political stance pose a significant security and terrorism risk, mainly for Israel and other allies of the United States in the region. The new U.S. administration is expected to seek to renew negotiations with Iran to restore the Joint Comprehensive Plan of Action (commonly known as the Iran Nuclear Deal) and limit Iran’s nuclear capabilities. In addition, the ongoing civil war in Syria could continue to have a negative economic and security impact in the region. Also, Qatar has been in conflict with its neighbors and fellow members of the Gulf Cooperation Council (“GuCC”) (consisting of the UAE, Saudi Arabia,

Bahrain and Egypt) due to Qatar’s foreign policy supporting the Muslim Brotherhood of Egypt and Hamas in Palestine. Such tensions resulted in GuCC members cutting diplomatic ties with and imposing an economic blockade on Qatar beginning in 2017. On December 2020, an agreement was reached to end the blockade and pave the way for Qatar to formally rejoin the GuCC. Despite the steps taken to resolve the conflict, further tensions among members of the GuCC cannot be discounted. Increased tensions in the Middle East could pose the risk of full military action and could have a material adverse effect on our business, financial condition, liquidity and results of operations, most importantly in Israel and the UAE.

In Asia, pro-democracy protests and demands, mainly in Hong Kong, ongoing disputes between North and South Korea, as well as territorial disputes among several Southeast Asian countries and China in the South China Sea continue to be a cause for social, economic and political uncertainty and instability in the region. A major outbreak of hostilities or political upheaval in China, Taiwan, North Korea, South Korea, Hong Kong or any other Asian nation could adversely affect the global economy, which could have a material adverse effect on our business, financial condition, liquidity or results of operations. In addition, global trade and supply chain dynamics have been impacted by the U.S.-China trade conflict. The trade conflict between the world’s two largest economies has the potential to affect the global economy and financial markets to an extent that could have a material adverse effect on our business, financial condition, liquidity and results of operations.

In Latin America, discontent with politicians, corruption, poverty, and inequality have been cause for numerous protests and general social unrest. Despite COVID-19 pandemic lockdowns, protests have sparked throughout the region in countries such as Haiti, Colombia, Guatemala, Costa Rica, Peru and others. In addition, the region continues to be affected by Venezuela’s economic and political crisis, which has had a major impact on the regional economy and poses an important economic, social and security risk.

There have been terrorist attacks and ongoing threats of future terrorist attacks in countries in which we operate. We cannot assure you that there will not be new attacks or threats that will cause any damage to our operating units and facilities or locations, or harm any of our employees, including members of CEMEX, S.A.B. de C.V.’s board of directors or senior management, or lead to an economic contraction, financial markets volatility or erection of material barriers to trade in any of our markets. An economic contraction in any of the markets where we operate could affect domestic demand for our products, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

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

In addition, the COVID-19 pandemic and its impact on supply chains, global trade, people mobility, business continuity, demand for products and services and oil prices, among other things, caused a deep global recession in 2020 and continues causing uncertainty regarding future economic growth. Even though some governments and central banks have announced and implemented monetary and fiscal policies to curb the potential impact of the COVID-19 pandemic on the economies and financial markets, these measures vary by country and may not be enough to deter material adverse economic and financial effects. Economic recovery is dependent on, among other factors, the availability and rollout of vaccines and other cures or treatments, their efficacy against COVID-19 and new virus mutations, and how quickly countries are able to bring the COVID-19 pandemic under control. Fears about the magnitude of the economic downturn have had and may continue to have a negative impact on financial markets and emerging market currencies, which in turn have impacted and may continue to impact our results of operations and financial condition.

As of the date of this annual report, the wide-spread of the COVID-19 pandemic has impacted and may continue to impact our business in some of the markets where we operate. Many of our operations have been and may continue to be impacted by governments’ decisions to suspend or restrict certain activities which may or may not include those carried out by us or to impose social distancing protocols which may cause lower production in our facilities, as well as by lower demand for our products. In Mexico, we are operating in accordance with technical guidelines defined by the Mexican government. In the South and Central America and the Caribbean region, with the exception of Costa Rica, Nicaragua and Haiti, our operations have been temporarily affected. In Europe, the Middle East, Africa and Asia, the main impacts have been felt in Spain and the Philippines, where our operations are running on a limited basis. Other countries have taken a toll on the market side, with drops in demand which have ended up in some temporary site closures. In the United States, except for a few ready-mix concrete plants in the San Francisco area that were temporarily shut down, other than sites that have been idled for operational reasons, all sites that were operating before the COVID-19 pandemic are active.

While the impact and duration of the COVID-19 pandemic are highly uncertain and remain unclear, we have undertaken several measures to maximize the protection and health of our employees, communities, third parties and other stakeholders while reinforcing our business strength and financial resilience across our markets. However, if the COVID-19 pandemic is not contained or continues to escalate, it could potentially have a material adverse effect on our business, financial condition, liquidity and results of operations.

Our operations and ability to source products and materials can be affected by adverse weather conditions and natural disasters.

Construction activity, and thus demand for our products, decreases substantially during periods of cold weather, when it snows or when heavy or sustained rainfalls occur, or generally, in any rainy and snowy weather. Consequently, demand for our products is significantly lower during the winter or raining and snowing seasons in the countries in which we operate and do business. Generally, winter weather in our European and North American operations significantly reduces our first quarter sales volumes, and to a lesser extent our fourth quarter sales volumes. Sales volumes in these and similar markets generally increase during the second and third quarters because of normally better weather conditions. However, high levels of rainfall and/or snow can also adversely affect our operations during these periods, as well as our access to products and materials used in our operations (as was the case in 2018 with regard to our operations in the Philippines, which was exacerbated by a natural landslide that affected our operations in the country). Natural disasters such as the earthquake in Mexico and Hurricanes Harvey and Irma in the United States in 2017 could have a negative impact on our sales volumes, which could also have a material adverse effect on our results of operations. Our operations in Florida and Texas, the Caribbean and certain parts of the Gulf of Mexico are particularly exposed to hurricanes and similar weather events. This decrease in sales volumes is usually counterbalanced by the increase in the demand for our products during the reconstruction phase, unless any of our operating units or facilities are impacted by the natural disaster. Such adverse weather conditions and natural disasters can have a material adverse effect on our business, financial condition, liquidity and results of operations if they occur with unusual intensity, during abnormal periods, or last longer than usual in our major markets, or if they cause scarcity and increases in the cost of the products we need to run our business, especially during peak construction periods.

We could be adversely affected by any significant or prolonged disruption to our production facilities.

Any prolonged and/or significant disruption to our production facilities, whether due to repair, maintenance or servicing, governmental or administrative actions, regulatory issues, civil unrest, industrial accidents, unavailability or excessively high cost of raw materials such as energy to the point of making it inefficient to run our production facilities, mechanical equipment failure, human error, natural disaster, cyberattack to our systems, public health threat or otherwise, could disrupt and adversely affect our operations. Additionally, any major or sustained disruptions in the supply of utilities such as water, gas or electricity or any fire, flood, earthquake, hurricane, volcanic eruption, landslide, blizzard or other natural calamities or communal unrest or acts of terrorism may disrupt our operations or damage our production facilities or inventories and could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We typically shut down our facilities to undertake maintenance and repair work at scheduled intervals. Although we schedule shutdowns such that not all our facilities are shut down at the same time, the unexpected shutdown or closure of any facility may nevertheless materially affect our business, financial condition, liquidity and results of operations from one period to another. See “Item 3—Key Information—COVID-19 Outbreak” and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on government measures to temporarily suspend some of our operations to stop the spread of COVID-19.

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

Labor activism and unrest may adversely affect our operations and thereby adversely affect our business, financial condition, liquidity, results of operations and prospects. Although most of our significant operations have not been affected by any significant labor disputes in the past, we cannot assure you that we will not experience labor unrest, activism, disputes or actions in the future, including as a result of labor laws and regulations that have recently been enacted or that could come into effect in the future, some of which may be significant and could adversely affect our business, financial condition, liquidity, results of operations and prospects. For example, the activity of labor unions in Mexico is expected to increase, as a result of a law that permits unions to actively seek sponsorship of collective bargaining agreements. For a description of our most relevant collective bargaining agreements, see “Item 6—Directors, Senior Management and Employees—Employees.”

Increases in liabilities related to our pension plans could adversely affect our results of operations.

We have obligations under defined benefit pension and other benefit plans in certain countries in which we operate, mainly in North America and Europe. Our actual funding obligations will depend on benefit plan changes, government regulations and other factors, including changes in longevity and mortality statistics. Due to the large number of variables and assumptions that determine pension liabilities and funding requirements, which are difficult to predict because they change continuously as demographics evolve, despite the fact that we support our projections with studies by external actuaries. We have a net projected liability recognized in our statement of financial position as of December 31, 2020 of $1,339 million. The future cash funding requirements for our defined benefit pension plans and other post-employment benefit plans could significantly differ from the amounts estimated as of December 31, 2020. If so, these funding requirements, as well as our possible inability to properly fund, and/or provide sufficient guarantees for, such pension plans if we are unable to deliver the cash or equivalent funding requirements, could have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects. See note 19 to our 2020 audited consolidated financial statements included elsewhere in this annual report for a detailed description of our pension obligations.

Our insurance coverage may not cover all the risks to which we may be exposed.

Among others, we face the risks of fatalities and injury of our employees and contractors, loss and damage to our products, property and machinery due to, among other things, public health threats, fire, theft and natural disasters such as floods, and also face risks related to cyber-security related matters. Such events may cause a disruption to, or cessation of, our operations and business. While we believe that we have adequate and sufficient coverage, in line with industry practices, in some instances our insurance coverage may not be sufficient to cover all of our potential unforeseen losses and liabilities. In addition, our insurance coverage may not cover all the risks to which we may be exposed, such as all risks related to pandemics and/or epidemics (including COVID-19), and political risk. If our losses exceed our insurance coverage, or if we are not covered by the insurance policies we have taken up, we may be liable to cover any shortfall or losses. Our insurance premiums may also increase substantially because of such claims. Such circumstances could have a material adverse effect on our business, liquidity, financial condition and results of operations.

Our success depends on the leadership of CEMEX, S.A.B. de C.V.’s board of directors and on key members of our executive management team.

Our success depends largely on strategic vision and actions of CEMEX, S.A.B. de C.V.’s board of directors and on key members of our executive management team. The loss of some or all of CEMEX, S.A.B. de C.V.’s directors or our senior management could have a material adverse effect on our business, financial condition, liquidity and results of operations, as well as on our reputation. Although we have appointed new members to the board of directors in recent years (including to replace outgoing directors), we cannot assure you that one or more members of our board of directors will continue to change each year.

The execution of our business strategy also depends on our ongoing ability to attract and retain highly skilled employees. For a variety of reasons, particularly due to the competitive environment and the limited availability of skilled labor, we may not be successful in attracting and retaining the personnel we require. If we are unable to hire, train and retain qualified employees at a reasonable cost, we may be unable to successfully operate our business or capitalize on growth opportunities and, as a result, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

We are subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations in the countries in which we operate, some of which are considered high-risk countries. Any violation of any such laws or regulations could have a material adverse impact on our reputation, results of operations and financial condition.

We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust and other international laws and regulations and are required to comply with the applicable laws and regulations of the countries in which we operate, some of which, including Mexico, Jamaica, Trinidad and Tobago, Guyana, Colombia, Panama, Egypt, the Philippines, El Salvador, the Dominican Republic, Guatemala, Nicaragua, Croatia and Haiti, are considered high-risk countries with regard to corruption-related matters. In addition, we are subject to regulations on economic sanctions that restrict dealings with certain sanctioned countries, individuals and entities, including regulations administered by the United States of America, the United Kingdom, and the European Union, including export control regulations, economic sanctions and trade embargoes. Given the large number of contracts that we are a party to around the world, the geographic distribution of our operations and the great variety of actors that we interact with in the course of business, we are subject to the risk that our affiliates, employees, directors, officers, partners, agents and service providers may misappropriate our assets, manipulate our assets or information, make improper payments or engage in corruption, bribery, money laundering or other illegal activity; and, as a consequence, we may be held liable for such misconduct, even if we do not authorize such activities.

Although we have implemented policies and procedures, which includes training certain groups of our employees, seeking to ensure compliance with anti-corruption and related laws, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our affiliates, employees, directors, officers, partners, agents and service providers or that any such persons will not take actions in violation of our policies and procedures. If we fail to fully comply with applicable laws and sanction regulations, the relevant government authorities of the countries where we operate have the power and authority to investigate us and, if it is the case, impose fines, penalties and remedies, which could cause us to lose clients, suppliers and access to debt and capital markets. Any violations by us, or the third parties we transact with, of anti-bribery, anti-corruption, anti-money laundering and antitrust laws or regulations could have a material adverse effect on our business, liquidity, reputation, results of operations and financial condition.

For further information regarding our ongoing proceedings with respect to anti-corruption laws, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—We are subject to litigation proceedings, including government investigations relating to corruption and antitrust proceedings, that could harm our business and our reputation” and “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings.”

Certain tax matters may have a material adverse effect on our cash flow, financial condition and net income, as well as on our reputation.

We are subject to certain tax matters, mainly in Colombia and Spain, that, if adversely resolved, may have a material adverse effect on our operating results, liquidity and financial position, as well as on our reputation. See notes 3.13 and 20.4 to our 2020 audited consolidated financial statements included elsewhere in this annual report, “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters—Colombia,” and “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters—Spain” for a description of the legal proceedings regarding these Colombian and Spanish tax matters, all included elsewhere in this annual report.

It may be difficult to enforce civil liabilities against us or the members of CEMEX, S.A.B. de C.V.’s board of directors, our senior management and controlling persons.

CEMEX, S.A.B. de C.V. is a publicly traded variable stock corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. Substantially all members of CEMEX, S.A.B. de C.V.’s board of directors and the majority of the members of our senior management reside in Mexico, and all or a significant portion of the assets of those persons may be, and a substantial part of our assets are, located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or to enforce against them or against us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our General Counsel, Roger Saldaña Madero, that there is doubt as to the enforceability in Mexico, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws.

The protections afforded to shareholders in Mexico are different from those in the United States and may be more difficult to enforce.

Under Mexican law, the protections afforded to shareholders are different from those in the United States and countries in continental Europe. In particular, the legal framework and case law pertaining to directors’ duties and disputes between shareholders and us, the members of CEMEX, S.A.B. de C.V.’s board of directors or our officers are less protective of shareholders under Mexican law than under U.S. and continental European law. Mexican law only permits shareholder derivative suits (i.e., suits for our benefit as opposed to the direct benefit of our shareholders) and there are procedural requirements for bringing shareholder derivative lawsuits, such as minimum holdings, which differ from those in effect in other jurisdictions. There is also a substantially less active plaintiffs’ bar dedicated to the enforcement of shareholders’ rights in Mexico than in the United States or Europe. As a result, in practice it may be more difficult for our shareholders to initiate an action against us or our directors or obtain direct remedies than it would be for shareholders of a U.S. company.

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

ADS holders may be unable to exercise preemptive rights granted to CEMEX, S.A.B. de C.V.’s shareholders, in which case ADS holders could be substantially diluted following future equity or equity-linked offerings. Under Mexican law, whenever CEMEX, S.A.B. de C.V. issues new shares for payment in cash or in kind, CEMEX, S.A.B. de C.V. is generally required to grant preemptive rights to CEMEX, S.A.B. de C.V.’s shareholders, except if the shares are issued in respect of a public offering or if the relevant shares underlie convertible securities. However, ADS holders may not be able to exercise these preemptive rights to acquire new shares unless both the rights and the new shares are registered in the United States or an exemption from registration is available. We cannot assure you that we would file a registration statement in the United States at the time of any rights offering. In addition, under Mexican Law currently in effect, the sale by an ADS depositary of preemptive rights and the distribution of proceeds from such sales to the holders of ADSs is not possible.

Selected Consolidated Financial Information

The financial data set forth below as of December 31, 2019 and 2020, and for each of the three years ended December 31, 2018, 2019 and 2020 have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our 2020 audited consolidated financial statements included elsewhere in this annual report.

Our 2020 audited consolidated financial statements included elsewhere in this annual report have been prepared in accordance with IFRS, which differ in significant respects from U.S. GAAP. The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as issued by the IASB) to reconcile such financial statements to U.S. GAAP.

Acquisitions and discontinued operations

The operating results of newly acquired businesses are consolidated in our financial statements beginning on the acquisition date. Therefore, all periods presented do not include operating results corresponding to newly acquired businesses before we assumed control. As a result, the financial data for the years ended December 31, 2018, 2019 and 2020 may not be comparable to that of prior periods.

On August 3, 2020, through an affiliate in the United Kingdom, we closed the sale of certain assets to Breedon Group plc (“Breedon”) for an amount of $230 million, including $30 million of debt. The assets included 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of our paving solutions business in the United Kingdom. After completion of this divestiture, we maintain a significant footprint in key operating geographies in the United Kingdom related with the production and sale of cement, ready-mix concrete, aggregates, asphalt and paving solutions, among others. As of December 31, 2019, the assets and liabilities associated with this segment in the United Kingdom were presented in the statement of financial position within the line items of “Assets held for sale,” including a proportional allocation of goodwill of $47 million, and “Liabilities directly related to assets held for sale,” respectively. Moreover, the operations related to this segment for the period from January 1 to August 3, 2020, which includes a loss on sale of $57 million net of the proportional allocation of goodwill mentioned above, and for the years ended December 31, 2017, 2018 and 2019 are presented in our statements of operations net of tax in the single line item “Discontinued operations.”

On March 6, 2020, we concluded the sale of our U.S. affiliate Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which we held a 75% interest, to Eagle Materials Inc. for $665 million. The share of proceeds to us from this transaction was $499 million before transactional and other costs and expenses. The assets that were divested consisted of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. As of December 31, 2019, the assets and liabilities associated with this sale in the United States were presented in the statement of financial position within the line items of “Assets held for sale,” including a proportional allocation of goodwill of $291 million, and “Liabilities directly related to assets held for sale,” respectively. Moreover, the operations related to this segment from January 1 to March 6, 2020, which includes a gain on sale of $14 million, net of the proportional allocation of goodwill mentioned above, and for the years ended December 31, 2017, 2018 and 2019 are presented in our statements of operations net of income tax in the single line item “Discontinued operations.”

In January 2020, one of our subsidiaries in Israel acquired a ready-mix concrete products business (“Netivei Noy”) from Ashtrom Industries for an amount in Shekels equivalent to $33 million. As of December 31, 2020, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, the net assets of Netivei Noy amounted to $33 million and goodwill was determined in the amount of $2 million.

On June 28, 2019, after obtaining customary authorizations, we concluded with several counterparties the sale of our ready-mix and aggregates business in the central region of France for an aggregate price in Euro equivalent to $36 million. Our operations of these disposed assets in France for the period from January 1 to June 28, 2019, which includes a gain on sale of $17 million net of a proportional allocation of goodwill related to this reporting segment of $8 million, and for the years ended December 31, 2017 and 2018 are presented in the statements of operations net of income tax in the single line item “Discontinued operations.”

On May 31, 2019, we concluded the sale of our aggregates and ready-mix assets in the North and North-West regions of Germany to GP Günter Papenburg AG for a price in Euro equivalent to $97 million. The assets divested in Germany consisted of four aggregates quarries and four ready-mix facilities in North Germany, and nine aggregates quarries and 14 ready-mix facilities in North-West Germany. Our operations of these disposed assets for the period from January 1 to May 31, 2019 which includes a gain on sale of $59 million, and for the year ended December 31, 2017 and 2018 are presented in the statements of operations net of income tax in the single line item “Discontinued operations.”

On March 29, 2019, we closed the sale of our businesses in the Baltics and Nordics to the German building materials group Schwenk Zement KG (“Schwenk”) for a price in Euro equivalent to $387 million. The Baltic assets divested consisted of one cement production plant in Broceni, Latvia with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The assets divested also included our 37.8% indirect interest in one cement production plant in Akmene, Lithuania with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The Nordic assets divested consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. Our operations of these disposed businesses for the period from January 1 to March 29, 2019, which includes a gain on sale of $66 million, and for the years ended December 31, 2017 and 2018 are presented in the statements of operations, net of income tax, in the single line item “Discontinued operations.”

On March 29, 2019, we entered into a binding agreement with Çimsa Çimento Sanayi Ve Ticaret A.Ş. to divest our white cement business outside of Mexico and the United States for an initial price of $180 million, including our Buñol cement plant in Spain and our white cement customers list. The closing of the transaction is subject to certain closing conditions, including requirements set by regulators. As of the date of this annual report, we expect to close the transaction during the second half of 2021, but we are not able to assess if the COVID-19 pandemic or if other conditions will further delay the closing of this divestment or prevent us from closing the transaction with the terms initially disclosed or at all. Our operations of these assets in Spain for the years ended December 31, 2017, 2018, 2019 and 2020 are presented in the statements of operations, net of income tax, in the single line item “Discontinued operations.”

On September 27, 2018, we concluded the sale of our construction materials operations in Brazil (the “Brazilian Operations”) through the sale to Votorantim Cimentos N/NE S.A. of all the shares of CEMEX’s Brazilian subsidiary Cimento Vencemos Do Amazonas Ltda., consisting of a fluvial cement distribution terminal located in Manaus, Amazonas province, as well as the related operation license for a price of $31 million. Our Brazilian Operations for the period from January 1 to September 27, 2018, which include a gain on sale of $12 million, and for the year ended December 31, 2017 are presented in the statements of operations, net of income tax, in the single line item “Discontinued operations.”

In August 2018, one of our subsidiaries in the United Kingdom acquired all the shares of the ready-mix concrete producer Procon Readymix Ltd (“Procon”) for an amount in Pounds Sterling equivalent to $22 million. Based on the valuation of the fair values of the assets acquired and liabilities assumed, the net assets of Procon amounted to $10 million and goodwill was determined in the amount of $12 million. See note 5.1 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Selected Consolidated Financial Information

	As of and for the Year Ended December 31,
	2016(14)(16)	2017(15)		2018	2019	2020
	(in millions of Dollars, except ratios and share and per share amounts)
Statement of Operations Information:
Revenues	$13,355	$12,926		$13,531	$13,130	$12,970
Cost of sales(1)	(8,568)	(8,365)		(8,849)	(8,825)	(8,791)
Gross profit	4,787	4,561		4,682	4,305	4,179
Operating expenses	(2,882)	(2,826)		(2,979)	(2,972)	(2,836)
Operating earnings before other expenses, net(2)	1,905	1,735		1,703	1,333	1,343
Other expenses, net	(91)	(205)		(296)	(347)	(1,779)
Operating earnings (loss)(2)	1,814	1,530		1,407	986	(436)
Financial items(3)	(931)	(902)		(724)	(782)	(887)
Share of profit of equity accounted investees	37	33		34	49	49
Earnings (loss) before income tax	920	661		717	253	(1,274)
Discontinued operations(4)	38	222		77	88	(120)
Non-controlling interest net income	64	75		42	36	21
Controlling interest net income (loss)	726	792		528	143	(1,467)
Basic earnings (loss) per share(5)(6)	0.0164	0.0174		0.0114	0.0031	(0.0332)
Diluted earnings (loss) per share(5)(6)	0.0164	0.0174		0.0114	0.0031	(0.0332)
Basic earnings (loss) per share from continuing operations(5)(6)	0.0155	0.0125		0.0098	0.0012	(0.0305)
Diluted earnings (loss) per share from continuing operations(5)(6)	0.0155	0.0125		0.0098	0.0012	(0.0305)
Number of shares outstanding(5)(7)(8)	48,668	48,439		48,015	47,322	44,870
Statement of Financial Position Information:
Cash and cash equivalents	561	699	(15)	309	788	950
Assets held for sale(9)	1,015	70	(15)	107	839	187
Property, machinery and equipment, net and assets for the right-of-use, net(13)	11,107	12,782	(15)	12,454	11,850	11,413
Total assets	28,944	29,884	(15)	29,181	29,363	27,425
Current debt	59	864	(15)	45	62	179
Non-current debt	11,342	9,009	(15)	9,266	9,303	9,160
Liabilities directly related to assets held for sale	39	—		16	37	6
Non-controlling interest and Perpetual Debentures(10)	1,397	1,571	(15)	1,572	1,503	877
Total controlling interest	8,097	9,027	(15)	9,481	9,321	8,075
Other Financial Information:
Book value per share(5)(8)(11)	0.1664	0.1864	(15)	0.2050	0.1970	0.1800
Operating margin before other expenses, net	14.3%	13.4%		12.6%	10.2%	10.4%
Operating EBITDA(12)	2,761	2,698		2,685	2,378	2,460
Capital expenditures	685	984		964	1,033	795
Depreciation and amortization of assets	856	963		982	1,045	1,117
Cash flow provided by operating activities from continuing operations	3,278	2,859		2,383	2,144	2,394
Basic earnings (loss) per CPO from continuing operations(5)(6)	0.0465	0.0375		0.0294	0.0036	(0.0915)
Basic earnings (loss) per CPO(5)(6)	0.0492	0.0522		0.0342	0.0093	(0.0996)
Total debt plus other financial obligations(13)	13,218	12,626	(15)	11,758	11,790	11,185

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

(2)

In the statements of operations, we include the line item titled “Operating earnings before other expenses, net” considering that is a relevant measure for our management as explained in note 3.1 to our 2020 audited consolidated financial statements included elsewhere in this annual report. Under IFRS, while there are line items that are customarily included in the statements of operations, such as revenues, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of such statements of operations varies significantly by industry and company according to specific needs.

(3)

Financial items include our financial expense and our financial income and other items, net, which includes our results in the sale of associates and remeasurement of previously held interest before change in control of associates, financial income, results from financial instruments, net (derivatives, fixed-income investments and other securities), foreign exchange results and effects of amortized cost on assets and liabilities and others, net. See notes 8.1 and 8.2 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

(4)

Considering the disposal of entire reporting segments as well as the sale of significant businesses, our statements of operations present in the single line item of “Discontinued operations” the results of: (a) the assets sold in the United Kingdom for the years 2017, 2018 and 2019 and for the period from January 1 to August 3, 2020; (b) Kosmos’ assets sold in the United States for the years 2017, 2018 and 2019 and for the period from January 1 to March 6, 2020; (c) the white cement business held for sale in Spain for the years 2017, 2018, 2019 and 2020; (d) the French assets sold for the years 2017 and 2018 and for the period from January 1 to June 28, 2019; (e) the German assets sold for the years 2017 and 2018 and for the period from January 1 to May 31, 2019; (f) the Baltics and Nordics businesses sold for the years 2017 and 2018 and for the period from January 1 to March 29, 2019; (g) the operating segment in Brazil sold for the years 2016 and 2017 and for the period from January 1 to September 27, 2018; (h) CEMEX’s Pacific Northwest Materials Business operations sold in the United States for the year 2016 and for the six months ended June 30, 2017; (i) CEMEX’s Concrete Pipe Business operations sold in the United States for the year 2016 and for the one-month ended January 31, 2017; and (j) CEMEX´s operations in Bangladesh and Thailand for the period from January 1 to May 26, 2016. See note 5.2 in our consolidated financial statements included elsewhere in this annual report.

(5)

CEMEX, S.A.B. de C.V.’s capital stock consists of Series A shares and Series B shares. Each CPO represents two Series A shares and one Series B share. As of December 31, 2020, 99.88% of CEMEX, S.A.B. de C.V.’s outstanding share capital was represented by CPOs. Each ADS represents ten CPOs.

(6)

Earnings per share is calculated based upon the weighted-average number of shares outstanding during the year, as described in note 23 to our 2020 audited consolidated financial statements included elsewhere in this annual report. Basic earnings per CPO is determined by multiplying the basic earnings per share for each period by three (the number of shares underlying each CPO). Basic earnings per CPO is presented solely for the convenience of the reader and does not represent a measure under IFRS. As shown in notes 5.2 and 23 to our 2020 audited consolidated financial statements included elsewhere in this annual report, and in connection with our discontinued operations mentioned above, for the years ended December 31, 2016, 2017, 2018 and 2019, “Basic earnings per share” and “Diluted earnings per share” include $0.0155, $0.0125, $0.0098 and $0.0012, respectively from “Continuing operations” and for the year ended December 31, 2020, “Basic loss per share” and “Diluted loss per share” include $0.0305 from “Continuing operations.” In addition, for the years ended December 31, 2016, 2017, 2018 and 2019, “Basic earnings per share” and “Diluted earnings per share” include $0.0009, $0.0049, $0.0016 and $0.0019, respectively from “Discontinued operations” and for the year ended December 31, 2020, “Basic loss per share” and “Diluted loss per share” include $0.0027, from “Discontinued operations.” See note 23 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

(7)

CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal years 2017, 2019 and 2020. For fiscal year 2018, CEMEX, S.A.B. de C.V. declared a cash dividend in the amount of $150 million, payable in Mexican Pesos in two equal installments, in June 2019 and December 2019. At CEMEX, S.A.B. de C.V.’s annual general ordinary shareholders’ meeting held on March 30, 2017, CEMEX, S.A.B. de C.V.’s shareholders approved a capitalization of retained earnings. New CPOs issued pursuant to such recapitalization were allocated to shareholders on a pro rata basis. As a result, shares equivalent to 562 million CPOs were allocated to shareholders on a pro rata basis in connection with the recapitalizations, respectively. In each case, CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares. No recapitalization of retained earnings was approved at CEMEX, S.A.B. de C.V.’s annual general ordinary shareholders’ meetings held on April 5, 2018 and March 28, 2019, respectively. No recapitalization of retained earnings or cash dividend was proposed for CEMEX, S.A.B. de C.V.’s annual general ordinary shareholders’ meeting held on March 26, 2020 and March 25, 2021.

(8)	Represents the weighted average number of shares diluted included in note 23 to our 2020 audited consolidated financial statements included elsewhere in this annual report.
(9)

In 2016, includes the assets held for sale of Fairborn cement plant and the Concrete Pipe Business in the United States, the ready-mix pumping equipment in Mexico and the assets of Andorra plant in Spain. In 2017, includes the assets held for sale of Andorra plant in Spain. In 2018, includes the assets held for sale in the central region of France. In 2019, includes assets held for sale in the United Kingdom, Kosmos’ assets in the United States and the white cement assets in Spain. In 2020, includes assets held for sale in connection with the white cement assets in Spain.

(10)

As of December 31, 2016, 2017, 2018, 2019 and 2020, the line item of Non-controlling interest and perpetual debentures included $438 million, $447 million, $444 million, $443 million and $449 million, respectively, that represents the nominal amounts of Perpetual Debentures, denominated in Dollars and Euros, issued by consolidated entities. In accordance with IFRS, these securities qualify as equity due to their perpetual nature and the option to defer the coupons.

(11)	Book value per share is calculated by dividing the total controlling interest by the number of shares outstanding.
(12)

“Operating EBITDA” equals operating earnings before other expenses, net, plus depreciation and amortization expenses. Operating EBITDA is calculated and presented because it is an indicator used by our management for decision-making purposes and it is included in our Facilities Agreement as a financial indicator of our ability to internally fund capital expenditures and service or incur debt. Operating EBITDA is a non-IFRS measure and should not be considered an indicator of our financial performance as an alternative to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Under IFRS, while there are line items that are customarily included in statements of operations prepared pursuant to IFRS, such as revenues, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals, such as operating earnings before other expenses, net, and the display of such statement of operations varies significantly by industry and company according to specific needs. Our Operating EBITDA may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. Operating EBITDA is reconciled below to operating earnings before other expenses, net, as reported in the statements of operations, and to cash flows provided by operating activities from continuing operations before financial expense, coupons on Perpetual Debentures and income taxes, as reported in the statement of cash flows. Financial expense under IFRS does not include coupon payments of the Perpetual Debentures issued by consolidated entities of $27 million in 2016, $25 million in 2017, $29 million in 2018, $29 million in 2019, and $24 million in 2020, as described in note 21.4 to our 2020 audited consolidated financial statements included elsewhere in this annual report.
(13)

From 2017 through 2020, other financial obligations include: (a) lease contracts as per IFRS 16; (b) liabilities secured with accounts receivable; and (c) from 2016 through 2019, the liability components associated with our financial instruments convertible into CEMEX’s CPOs. In 2016, other financial obligations included capital leases according to former IAS 17. See notes 15.2 and 17.2 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

(14)	The information for the year ended December 31, 2016 does not include assets for the right of use, as required by IFRS 16.
(15)

The amounts that correspond to “Statement of Financial Position Information” presented in the 2017-year column, as well as the information derived from such financial statement, are amounts as of January 1, 2018, after the adoption of IFRS 16.

(16)

In 2019, CEMEX changed its presentation currency from the Mexican Peso to the Dollar and adopted IFRS 16, both with retrospective effect for 2017 and 2018. The amounts for 2016 were translated into Dollars using the exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the statement of operations.

	For the Year Ended December 31,
	2016(1)	2017	2018	2019	2020
	(in millions of Dollars)
Reconciliation of cash flows provided by operating activities from continuing operations to Operating EBITDA
Cash flow provided by operating activities from continuing operations	$3,278	$2,859	$2,383	$2,144	$2,394
Plus/minus:
Changes in working capital excluding income taxes	589	(431)	55	(98)	(197)
Depreciation and amortization of assets	(856)	(963)	(982)	(1,045)	(1,117)
Other items, net	(1,106)	270	247	332	263

Operating earnings before other expenses, net	1,905	1,735	1,703	1,333	1,343
Plus:
Depreciation and amortization of assets	856	963	982	1,045	1,117

Operating EBITDA	$2,761	$2,698	$2,685	$2,378	$2,460

(1)	The information for the year ended December 31, 2016 was not re-presented for the effects of IFRS 16.

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

We are one of the largest cement companies in the world, based on annual installed cement production capacity. As of December 31, 2020, we had 91.5 million tons of annual installed cement production capacity and our cement sales volumes in 2020 were 63.8 million tons. We estimate we are one of the largest ready-mix concrete and aggregates companies in the world with annual sales volumes of 47.0 million cubic meters and 132.8 million tons, respectively, in each case, based on our annual sales volumes in 2020. We are also one of the world’s largest traders of cement and clinker, having traded 10 million tons of cement and clinker in 2020. This information does not include discontinued operations. See note 5.2 to our 2020 audited consolidated financial statements included elsewhere in this annual report. CEMEX, S.A.B. de C.V. is an operating and a holding company engaged, directly or indirectly, through its operating subsidiaries, primarily in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates, clinker and other construction materials throughout the world. We also provide related services and reliable construction-related services to customers and communities and maintain business relationships in more than 50 countries throughout the world.

We operate in different parts of the world, with operations in Mexico, the United States, the EMEAA region and the SCA&C region. We had total assets of $27,425 million as of December 31, 2020, and an equity market capitalization of $10,845 million as of April 20, 2021.

As of December 31, 2020, our cement production facilities were located in Mexico, the United States, the United Kingdom, Germany, Spain, Poland, the Czech Republic, Croatia, Egypt, the Philippines, the UAE, Colombia, Panama, Costa Rica, Nicaragua, Guatemala, the Dominican Republic, Puerto Rico, Trinidad and Tobago, Jamaica and Barbados. As of December 31, 2020, our assets (after eliminations), cement and grinding plants and installed capacity were set forth below on an unconsolidated basis by region. Installed capacity, which refers to theoretical annual production capacity, represents gray portland cement and white cement grinding capacity and includes installed capacity of cement and grinding plants that have been temporarily closed. Installed capacity may vary due to product mix changes in our production facilities.

	As of December 31, 2020
	Consolidated assets (in Millions of Dollars)	Number of Cement and Grinding Plants	Installed Cement Grinding Capacity (Millions of Tons Per Annum)
Mexico	$3,837	15	26.4
United States(1)	12,442	10	14.1
EMEAA
United Kingdom	1,513	3	3.6
France	1,052	—	—
Germany	416	2	3.1
Spain(2)	1,023	6	7.7
Philippines	761	2	5.7
Israel	769	—	—
Rest of EMEAA(3)	1,181	10	14.8
SCA&C
Colombia	1,105	4	4.1
Panama	295	1	1.2
Caribbean TCL(4)	493	3	2.9
Dominican Republic	158	1	2.4
Rest of SCA&C(5)	333	6	3.3
Corporate and Other Operations	1,860	—	—

Continuing Operations	27,238	63	89.3
Assets held for sale(6)	187	1	2.2

Total	$27,425	64	91.5

“—” Not applicable

The above table excludes our proportional interest in the installed capacity of companies in which we hold a non-controlling interest and reflects our organizational structure as of December 31, 2020.

(1)	“Number of cement plants” and “installed cement production capacity” include two cement plants that were temporarily inactive with an aggregate annual installed capacity of 2.0 million tons of cement.
(2)	“Number of cement plants” and “installed cement production capacity” include two cement plants that were temporarily inactive with an aggregate annual installed capacity of 1.4 million tons of cement.
(3)

“Rest of EMEAA” refers mainly to our operations in Poland, the Czech Republic, Croatia, Egypt and the UAE. For Croatia, “Number of cement plants” and “installed cement production capacity” include one cement plant that was temporarily inactive with an aggregate annual installed capacity of 0.4 million tons of cement.

(4)	“Caribbean TCL” refers to TCL’s operations mainly in Trinidad and Tobago, Jamaica, Barbados and Guyana.
(5)	“Rest of SCA&C” refers mainly to our operations in Costa Rica, Puerto Rico, Nicaragua, Jamaica, the Caribbean, Guatemala and El Salvador.
(6)	Number of Cement Plants and Installed Cement Production Capacity classified under Assets held for sale refers mainly to our cement plant in Buñol, Spain.

Beginning in the late 1980s, we embarked on a major geographic expansion program intended to diversify our cash flows and enter into markets whose economic cycles within the cement industry operate largely independently from Mexico and which we believe offered long-term growth potential. We have built an extensive network of marine and land-based distribution centers and terminals that give us marketing access around the world. As part of our strategy, we also periodically review and reconfigure our operations in implementing our post-merger integration process, and we also divest assets that we believe are less fundamental to our portfolio. The following are our most significant acquisitions, divestitures and reconfigurations that we have announced or closed since 2018:

•

On February 14, 2018, we increased our interest in Lehigh White Cement Company, a company that manufactures white cement in the United States, from 24.5% to 36.8% by paying a total consideration of $36 million.

•

In August 2018, one of our subsidiaries in the United Kingdom acquired all the shares of the ready-mix concrete producer Procon for an amount in Pounds Sterling equivalent to $22 million. Based on the valuation of the fair values of the assets acquired and liabilities assumed, the net assets of Procon amounted to $10 million and goodwill was determined in the amount of $12 million. See note 5.1 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

•

On September 27, 2018, one of our subsidiaries concluded the sale of our Brazilian Operations through the sale to Votorantim Cimentos N/NE S.A. of all shares of our Brazilian subsidiary Cimento Vencemos Do Amazonas Ltda., consisting of a fluvial cement distribution terminal located in Manaus, Amazonas province, as well as the related operating license. The sale price was $31 million. Our Brazilian Operations for the period from January 1 to September 27, 2018, which include a gain on sale of $12 million, and for the year ended December 31, 2017, are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations.” See note 5.2 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

•

On March 29, 2019, we closed the sale of our businesses in the Baltics and Nordics to the German building materials group Schwenk, for a price in Euro equivalent to $387 million. The Baltic business divested consisted of one cement production plant in Broceni, Latvia with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The assets divested also included our 37.8% indirect interest in one cement production plant in Akmene, Lithuania, with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The Nordic assets divested consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. Our operations of these disposed businesses for the period from January 1 to March 29, 2019, which includes a gain on sale of $66 million, and for the years ended December 31, 2017 and 2018 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations.”

•

On March 29, 2019, we entered into a binding agreement with Çimsa Çimento Sanayi Ve Ticaret A.Ş. to divest our white cement business outside of Mexico and the United States for an initial price of $180 million, including our Buñol cement plant in Spain and our white cement customers list. The closing of the transaction is subject to certain closing conditions, including requirements set by regulators. As of the date of this annual report, we expect to close the transaction during the second half of 2021, but we are not able to assess if the COVID-19 pandemic or if other conditions will further delay the closing of this divestment or prevent us from closing the transaction with the terms initially disclosed or at all.

•

On May 31, 2019, we concluded the sale of our aggregates and ready-mix business in the North and North-West regions of Germany to GP Günter Papenburg AG for a price in Euro equivalent to $97 million. The assets divested in Germany consisted of four aggregates quarries and four ready-mix facilities in North Germany, and nine aggregates quarries and 14 ready-mix facilities in North-West Germany. Our operations of these disposed assets for the period from January 1 to May 31, 2019, which includes a gain on sale of $59 million, and for the year ended December 31, 2017 and 2018 are presented in the statements of operations net of income tax in the single line item “Discontinued operations.”

•

On June 28, 2019, after obtaining customary authorizations, we concluded with several counterparties the sale of our ready-mix and aggregates business in the central region of France for an aggregate price in Euro equivalent to $36 million. Our operations of these disposed assets in France for the period from January 1 to June 28, 2019, which includes a gain on sale of $17 million net of a proportional allocation of goodwill related to this reporting segment of $8 million, and for the years ended December 31, 2017 and 2018 are presented in the statements of operations net of income tax in the single line item “Discontinued operations.”

•

On January 29, 2020, CHP announced the results of its stock rights offering pursuant to which 8,293,831,169 common shares of CHP were issued and listed on the Philippine Stock Exchange on March 4, 2020. As of December 31, 2019, CEMEX España indirectly held 66.78% of CHP’s common shares. After giving effect to the stock rights offering, CEMEX España’s indirect ownership of CHP’s common shares increased to 75.66%. As of December 31, 2020, CEMEX España’s indirect ownership of CHP’s outstanding common shares had further increased to 77.84%.

•

In January 2020, one of our subsidiaries in Israel acquired Netivei Noy from Ashtrom Industries for an amount in Shekels equivalent to $33 million. As of December 31, 2020, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, the net assets of Netivei Noy amounted to $33 million and goodwill was determined in the amount of $2 million.

•

On March 6, 2020, we concluded the sale of our U.S. affiliate Kosmos, a partnership with a subsidiary of Buzzi Unicem S.p.A. in which we held a 75% interest, to Eagle Materials Inc. for $665 million. The share of proceeds to us from this transaction was $499 million before transactional and other costs and expenses. The assets that were divested consisted of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. As of December 31, 2019, the assets and liabilities associated with this sale in the United States were presented in the statement of financial position within the line items of “Assets held for sale,” including a proportional allocation of goodwill of $291 million, and “Liabilities directly related to assets held for sale,” respectively. Moreover, the operations related to this segment from January 1 to March 6, 2020, which includes a gain on sale of $14 million, net of the proportional allocation of goodwill mentioned above, and for the years ended December 31, 2017, 2018 and 2019 are presented in our statements of operations net of income tax in the single line item “Discontinued operations.”

•

On August 3, 2020, through an affiliate in the United Kingdom, we closed the sale of certain assets to Breedon for an amount of $230 million, including $30 million of debt. The assets included 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of our paving solutions business in the United Kingdom. After completion of this divestiture, we maintain a significant footprint in key operating geographies in the United Kingdom related with the production and sale of cement, ready-mix, aggregates, asphalt and paving solutions, among others. As of December 31, 2019, the assets and liabilities associated with this segment in the United Kingdom were presented in the statement of financial position within the line items of “Assets held for sale,” including a proportional allocation of goodwill of $47 million, and “Liabilities directly related to assets held for sale,” respectively. Moreover, the operations related to this segment for the period from January 1 to August 3, 2020, which includes a loss on sale of $57 million net of the proportional allocation of goodwill mentioned above, and for the years ended December 31, 2017, 2018 and 2019 are presented in our statements of operations net of tax in the single line item “Discontinued operations.”

•

On November 9, 2020, the tender offer acceptance period commenced for the cash tender offer made by CEMEX España (the “CLH Tender Offer”) for any and all outstanding ordinary shares of CLH registered with the National Register of Securities and Issuers (Registro Nacional de Valores y Emisores) (“RNVE”) and the Colombian Securities Exchange (Bolsa de Valores de Colombia) (except for shares either owned by CEMEX España or CLH). The CLH Tender Offer expired on December 10, 2020. As a result of the CLH Tender Offer, CEMEX España purchased 108,337,613 shares of CLH at a purchase price of 3,250 Colombian Pesos per ordinary share of CLH. The CLH Tender Offer fully settled on December 18, 2020 for an aggregate amount of 352 billion Colombian Pesos (equivalent to $103 million). As of December 31, 2020, CEMEX España owns 92.37% of all outstanding shares in CLH (excluding shares owned by CLH), which include shares purchased by us in the secondary market after the closing of the CLH Tender Offer.

Geographic Breakdown of Revenues by Reporting Segment for the Year Ended December 31, 2020

The following chart indicates the geographic breakdown of our revenues by reporting segment, before eliminations resulting from consolidation, for the year ended December 31, 2020:

Breakdown of Revenues by Line of Business for the Year Ended December 31, 2020

The following chart indicates the breakdown of our revenues by product, after eliminations resulting from consolidation, for the year ended December 31, 2020:

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

There are two primary processes used to manufacture cement: the dry process and the wet process. The dry process is more fuel efficient. As of December 31, 2020, 53 of our 55 operative cement production plants used the dry process and two used the wet process. Our operative production plants that use the wet process are in Nicaragua and Trinidad and Tobago. In the wet process, the raw materials are mixed with water to form slurry, which is fed into a kiln. Fuel costs are greater in the wet process than in the dry process because the water that is added to the raw materials to form slurry must be evaporated during the clinker manufacturing process. In the dry process, the addition of water and the formation of slurry are eliminated, and clinker is formed by calcining the dry raw materials. In the most modern application of this dry process technology, the raw materials are first blended in a homogenizing silo and processed through a pre-heater tower that utilizes exhaust heat generated by the kiln to pre-calcine the raw materials before they are calcined to produce clinker.

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

Antibacterial Concrete: This type of ready-mix concrete helps to control bacteria growth and is used to help maintain clean environments in structures such as hospitals, laboratories, and farms.

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

Urbanization Solutions

Urbanization Solutions is one of our four core businesses. It is a new business that complements our value offering of products and solutions, looking to connect with the broader city ecosystem. It seeks to address urbanization challenges and provide means to all stakeholders in the construction value chain to enable sustainable urbanization by focusing on four market segments:

Performance Materials.

Performance materials are used to modify or enhance the properties and usability of building materials and construction systems. Performance materials include admixtures, construction chemicals, pavement solutions, additives, mortars & special mortars (e.g., tiling adhesives, floor laying, renders & plasters, concrete repair, waterproofing) and asphalt. The following are examples of performance materials we offer to our customers:

•

ISODUST and ISOFINES: Admixtures that reduce the need for quicklime and mitigate the amount of dust generated (up to 10 microns) at construction sites, including ground excavation of complex tunneling projects.

•

Streetpave: A complete three-stage bedding, bonding and jointing mortar paving system which is high performance and offers rapid strength. With products like Streetpave, our customers are able to construct more resilient pavements that meet and exceed the strict lifecycle demands of materials in a circular economy approach.

•

Viapath: Our eco-friendly premium single layer asphalt solution for cycle lanes and footpaths which achieves a carbon footprint reduction in projects by requiring less fuel use during the paving operation, less tack coat/bond coat and lower on-site wastage.

Industrialized Construction.

We manufacture finished building elements that are easy and safe to assemble and install on-site. Products of industrialized construction range from precast components to complete structures, 2D panels, 3D modules, 3D structures, etc. The following are examples of products of industrialized construction we offer to our customers:

•

Precast elements for mobility and urban infrastructure: Sleepers, box culverts, bridges, drainage basins, barriers and parking curbs, as well as concrete pipes for various applications such as storm and sanitary sewers.

•

High-end architectural concrete products with a range of styles for different building and urban landscaping projects: Fully serviced façade panels, standard and architectural blocks (in an array of colors, sizes, and textures), block paving and decorative paving solutions.

•	Social infrastructure solutions for rapid response: Current needs like the fully equipped field COVID-19 hospitals sections.

Waste Management.

Efficient management of resources to improve the circularity of the construction value chain, ranging from reducing and managing waste generated in the construction lifecycle, to recycling of waste back into the construction value chain. The following are examples of waste management solutions we offer to our customers:

•	Recycling of waste generated through the construction cycle, such as fly ash.

•

Revalorization of external waste streams within the construction value chain. An example of this is the production of light recycled aggregates with a low CO2 footprint through the reuse of plastic waste.

•	Resource efficiency and optimization. An example of this is the recovery of energy from waste using alternative fuels to partially replace fossil fuels, such as coal and petcoke, to heat cement kilns.

Related Services.

We provide services to offer integrated solutions through design and engineering, logistics and transportation, energy, retail, pavement services, financing services, etc. These are complementary services along the construction value chain that complement Performance Materials, Industrialized Construction, and Waste Management, and enable CEMEX to become a market leader in each market segment. The following are examples of related services we offer to our customers:

•

Design and engineering services like Construhub, a BIM platform based on BIM methodology that reduces risks, improves quality and facilitates the delivery of projects on time and within budget for our clients.

•

Logistics services provide multi-faceted transportation solutions like the new line transport line servicing key U.S. markets. Pneumatic tank, dump truck and flatbed divisions with our strategically positioned on-site dispatchers are complemented by our team of Field Service Representatives promoting safety and customer centricity.

•

Retail services like Construrama® allow us to partner with our cement distribution network to offer customers an extensive range of brand-name products at competitive prices. Through Multiproducts, we offer our customers a one-stop shopping experience by providing them with a full array of complementary construction-related supplies through our retail stores from plumbing and electrical supplies to paint, lumber and lighting fixtures.

•

Pavement services specialize in surface schemes from major highways and airfield surfacing to business parks, car parks, storage and materials handling depots where we offer a comprehensive range of paving solutions to both private and public sector clients.

•	Our United Nations award-winning low-income housing program, Patrimonio Hoy, assists families with affordable services and building materials through financing mechanisms and technical assistance.

•

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

Customer-oriented Educational and Training Services: Customers can receive training on specific topics related to the use of building materials. By sharing knowledge and best practices, our educational and training services guide and teach our customers. Topics range from teaching customers about the characteristics and uses of white cement, to showing retailers how to improve their inventory management and increase their sales.

Mobile Solutions: Through automated messages sent via short message services (SMS), most of our customers can be notified each time an order of cement or ready-mix concrete is ready for delivery. This free-of-charge service keeps our customers well informed of their specific project logistics. Most of our customers can also receive information about their pending invoice payments.

Online Services: Most of our customers have all day online access to information, from account balances to new products and services releases through online services such as CEMEX Go, CEMEX Connect, CEMEX One, eSelling, CEMEXNet and Commercial Portal. Our customers can place online cement orders, and in some countries, they are able to review their order status at any time of day or night. The online service is also an open communication channel to receive feedback from our customers. We believe that our online services, such as CEMEX Go, can represent an advantage in certain situations, such as the COVID-19 pandemic, in which our customers can access our products and services remotely and transact in real time from home. During 2020, we continued improving the paperless solutions and online conformation, of our successfully deployed digital platform for all our products in more than 20 countries. 92% of our total recurring cement, ready-mix concrete, and aggregates customers are using CEMEX Go, conducting more than half of their purchases, or more than 52% of our global sales, through the platform.

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

The types of mines mostly used to extract raw materials for aggregates and cement production are open pit or open cut, which relate to deposits of economically useful minerals or rocks that are found near the land surface. Open-pit mines that produce raw material for our industry are commonly referred to as quarries.

Open-pit mines are typically enlarged until either the mineral resource is exhausted or an increasing ratio of overburden to exploitable material makes further mining uneconomic. In some cases, we also extract raw materials by dredging underwater deposits.

Raw materials for our own cement production processes are obtained mainly from our own sources. However, we may cover our aggregates and other raw materials needs through supply from third-parties. For the year ended December 31, 2020, approximately 18% of our total raw material needs were supplied by third parties.

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

Our reserve estimates are prepared by CEMEX’s engineers and geologists and are subject to annual review by our corporate staff jointly with the regional technical managers associated with our business units. In specific circumstances we have used the services of third-party geologists and/or engineers to validate our own estimates. Over the three-year period ended December 31, 2020, we have employed third parties to review (i) our cement raw materials reserves estimates in Mexico, the United Kingdom, Germany and the Philippines and (ii) our aggregates reserves estimates in France, Poland, the Czech Republic, the United Kingdom, Germany and Mexico.

Our reserves determination incorporates only materials meeting specific quality requirements. For aggregates used in ready-mix concrete, such requirements are based on hardness, shape and size. For cement raw materials (mainly limestone and clay), such requirements are based on a chemical composition that matches the quality demanded by the production process. In the case of cement raw materials, since chemical composition varies from production sites and even within the same site, we conduct geostatistical chemical tests and determine the best blending proportions to meet production quality criteria and to try to maintain an extraction ratio close to 100% of the reported reserves for such materials.

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

We believe that our facilities are generally in good condition and adequate for efficient operations. During 2020, our total quarry material production was approximately 176.9 million tons, of which approximately 62% was used for our own consumption to produce cement, ready-mix concrete and/or other products which are later sold to the public and the remaining approximately 38% was directly sold to customers.

Our estimates distinguish between owned and leased reserves, the latter being determined over the term of the lease contract, and including only those permitted reserves which are proven and probable. As of December 31, 2020, the total surface of property in our quarries operations (including cement raw materials quarries and aggregates quarries) was approximately 83,744 hectares, of which approximately 82% was owned by us and approximately 18% was managed through lease or similar contracts.

As of December 31, 2020, we operated 187 cement raw materials quarries across our global operations, serving our facilities dedicated to cement production, which are located at or near the cement plant facilities. We estimate that our proven and probable cement raw material reserves, on a consolidated basis, have an average remaining life of approximately 89 years, assuming 2016-2020 average annual cement production (last five years average production).

The table set forth below presents our total permitted proven and probable cement raw materials reserves by geographic segment and material type extracted or produced in our cement raw materials quarries operations.

Location	Mineral	Number of quarries	Property Surface (hectares)		Reserves (Million tons)			Years to depletion	2020 Annualized Production	5 years aver. Annualized Production	Own Use
			Owned	Leased	Proven	Probable	Total
Mexico(1)	Limestone	20	10,062	48	1,363	1,650	3,013	135	21.4	22.3	89%
	Clay	15	8,912	0	170	148	318	104	2.3	3.0	100%
	Others	16	1,756	150	11	23	34	89	0.5	0.4	100%
United States(2)	Limestone	19	17,661	91	481	43	524	49	11.2	10.6	100%
	Clay	3	144	39	19	13	32	0	0.3	0.0	100%
	Others	2	30	0	1	3	4	0	0.1	0.0	100%
EMEAA
United Kingdom	Limestone	3	431	107	51	59	110	51	1.9	2.1	100%
	Clay	2	108	107	21	5	26	45	0.6	0.6	100%
Germany	Limestone	1	298	0	11	80	91	36	2.6	2.5	100%
Spain	Limestone	12	726	117	294	104	398	97	3.8	4.1	100%
	Clay	6	64	30	17	0	17	36	0.3	0.5	92%
	Others	3	102	3	1	14	16	422	0.0	0.0	0%
Philippines(3)	Limestone	7	287	0	262	29	290	54	4.5	5.4	100%
	Clay	3	37	0	1	2	3	14	0.0	0.2	0%
	Others	5	76	0	5	0	5	7	0.1	0.7	100%
Rest of EMEAA	Limestone	7	637	271	212	231	443	43	8.6	10.3	99%
	Clay	2	0	392	2	26	28	23	0.7	1.2	100%
	Others	3	4	9	0	0	0	2	0	0.2	100%
SCA&C
Colombia	Limestone	13	3,026	1,751	37	160	197	55	2.8	3.6	100%
	Clay	3	183	0	2	0	2	52	0.0	0.0	100%
	Others	1	86	52	1	5	5	32	0.1	0.2	0%
Panama	Limestone	3	110	0	68	23	91	54	0.9	1.7	100%
	Clay	2	179	0	5	1	6	32	0.1	0.2	100%
Caribbean TCL	Limestone	4	103	73	4	236	240	121	2.1	2.0	100%
	Clay	4	124	11	0	16	16	86	0.2	0.2	100%
	Others	2	0	8	0	0	0	0	0	0	0%
Dominican Republic	Limestone	1	400	0	108	395	503	296	1.4	1.7	100%
	Clay	1	200	0	20	30	50	12,495	0.0	0.0	0%
	Others	1	0	1,543	11	50	61	369	0.2	0.2	90%
Rest of SCA&C	Limestone	15	330	221	238	0	238	102	1.0	2.3	70%
	Clay	3	136	60	5	6	12	46	0.2	0.2	100%
	Others	5	27	23	5	0	5	72	0.0	0.1	94%
CEMEX Consolidated	Limestone	105	34,070	2,679	3,128	3,009	6,137	89	62.3	68.6	96%
	Clay	44	10,086	639	262	248	510	82	4.7	6.2	99%
	Others	38	2,080	1,788	34	95	129	77	1.1	1.7	85%

	Totals(5)	187	46,237	5,106	3,424	3,352	6,776	89	68.1	76.5	96%

(1)	Our cement raw materials operations in Mexico include three limestone quarries that also produce hard rock aggregates.
(2)	Our cement raw materials operations in the United States include one limestone quarry that also produces hard rock aggregates.
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

IQAC is wholly owned by Albatross Holdings, Inc. (“Albatross Holdings”), which is a corporation in which we own a 40% equity interest.
(4)	Not including Maceo Plant’s annualized production.
(5)	Figures for Property Surface, Reserves and Years to depletion are rounded up.

As of December 31, 2020, we operated approximately 246 aggregates quarries across our global operations, mostly dedicated to serving our ready-mix concrete and aggregates businesses. We estimate that our proven and probable aggregates reserves, on a consolidated basis, have an average remaining life of 38 years, assuming 2016-2020 average production (last five years average aggregates production).

The table set forth below presents our total permitted proven and probable aggregates reserves by geographic segment and material type extracted or produced in our aggregates quarries operations. We note that the locations of our aggregates reserves differ from those of our cement reserves.

Location	Mineral	Number of quarries	Property Surface (hectares)		Reserves (Million tons)			Years to depletion	2020 Annualized Production	5 years aver. Annualized Production	Own Use
			Owned	Leased	Proven	Probable	Total
Mexico	Hardrock	12	755	183	279	183	462	38	11.7	12.2	60%
United States	Hardrock	16	10,987	897	554	519	1,074	42	28.4	25.6	27%
	Sand & Gravel	42	4,053	3,501	233	477	710	41	18.4	17.3	54%
	Others	2	163	88	1	0	1	2	0.3	0.3	78%
EMEAA
United Kingdom	Hardrock	3	145	310	302	0	302	47	6.2	6.5	46%
	Sand & Gravel	37	1,857	898	31	130	161	31	4.8	5.1	21%
France	Hardrock	11	50	349	77	4	81	27	3.1	3.0	21%
	Sand & Gravel	37	963	1,901	163	21	184	29	7.2	6.4	14%
Germany	Hardrock	1	26	7	6	18	24	103	0.2	0.2	32%
	Sand & Gravel	13	929	200	33	62	95	30	3.2	3.2	27%
Spain	Hardrock	19	520	253	237	196	433	326	1.9	1.3	31%
	Sand & Gravel	3	432	110	46	0	46	80	1.3	0.6	31%
Philippines(1)	Hardrock	2	77	25	151	0	151	410	0.0	0.4	15%
Israel	Hardrock	5	0	0	57	9	66	6	13.1	11.9	68%
	Sand & Gravel	2	0	0	1	2	4	26	0.2	0.1	81%
Rest of EMEAA	Hardrock	8	15	102	19	29	49	23	2.3	2.1	13%
	Sand & Gravel	14	401	175	20	23	43	7	4.9	6.2	46%
SCA&C
Colombia	Sand & Gravel	10	640	0	11	35	46	117	0.3	0.4	64%
Panama	Hardrock	0	0	0	0	0	0	0	0	0	0%
	Others	0	0	0	0	0	0	0	0	0	0%
Caribbean TCL	Sand & Gravel	2	236	0	3	3	6	13	1	0	20%
Dominican Republic	Hardrock	1	150	0	19	0	19	106	0.2	0.2	91%
Rest of SCA&C	Hardrock	1	0	942	0	8	8	19	0.4	0.4	0%
	Sand & Gravel	5	0	61	22	2	24	36	0.2	0.7	0%
CEMEX Consolidated	Hardrock	79	12,725	3,067	1,702	966	2,668	42	67.4	63.8	42%
	Sand & Gravel	165	9,513	6,845	563	756	1,319	33	41.1	40.5	39%
	Others	2	163	88	1	0	1	2	0.3	0.3	78%

	Totals(2)	246	22,401	10,000	2,265	1,722	3,987	38	108.7	104.5	41%

(6)

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

(7)	Figures for Property Surface, Reserves and Years to depletion are rounded up.

Our Business Strategy

Please see “Item 3—Key Information—COVID-19 Outbreak” and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on how COVID-19 has impacted our business strategy.

CEMEX has a general vision and value creation model comprised of the following six elements: (i) purpose, (ii) mission, (iii) values, (iv) strategic priorities, (v) operating model and (vi) stakeholders.

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

STRATEGIC PRIORITIES. To achieve our mission, our strategy is to create value by building and managing a global portfolio of integrated cement, ready-mix concrete, aggregates and Urbanization Solutions businesses. Historically, our strategy incorporated several strategic pillars and strategic priorities that have now been consolidated into a single set of strategic priorities focused on those actions that move us closest to achieving our mission and create the most value for our stakeholders. The five priorities that underpin our strategy are, in no particular order, (i) Health & Safety, (ii) Customer Centricity, (iii) Innovation, (iv) Sustainability and (v) Operating EBITDA Growth.

To fuel our strategy, in 2018, we embarked on our action plan to build “A Stronger CEMEX.” This transformational plan was designed to fortify CEMEX’s position as a leading global heavy building materials company, accelerate our path to investment grade metrics, enhance CEMEX, S.A.B. de C.V.’s total shareholder return and generate long-term value for all of our stakeholders. Specifically, we believed that through this action plan, we could rebalance and streamline our existing portfolio in order to better position ourselves to deliver higher growth and greater stakeholder value over the mid-to-long-term by divesting between $1.5 billion and $2 billion in assets by the end of 2020; originally, achieve recurring operational improvements in our operations of $230 million by 2020; accelerate our path to investment grade by further deleveraging CEMEX by reducing our debt by $3.5 billion between the launch of the “A Stronger CEMEX” plan on July 1, 2018, and the end of 2020; and, subject to our business performance and required approvals at CEMEX, S.A.B. de C.V.’s general ordinary shareholders’ meeting for each applicable year, to return value to our shareholders through dividends and stock repurchase programs.

During 2020, under our medium-term strategy for the next three years, we developed “Operation Resilience,” a decisive action plan designed to maximize shareholder value and reposition us for higher Operating EBITDA growth on a risk-adjusted basis. “Operation Resilience” is not only about deleveraging, but also about building a lower risk and faster growing business. “Operation Resilience” is aimed at (i) growing the profitability of our business to achieve a consolidated Operating EBITDA margin equal to or greater than 20% by 2023, considering our current portfolio, through cost reduction measures and other commercial and operational initiatives; (ii) optimizing our portfolio for Operating EBITDA growth through the execution of strategic divestments and reinvestments, thereby constructing a portfolio more weighted towards the United States and Europe, after which we expect we will be a heavy building materials company with a large part of its footprint represented by the United States, Europe and Mexico, focusing on vertically integrated positions near high growth metropolises and developing “Urbanization Solutions” as one of our four core businesses; (iii) de-risking our capital structure, reducing our cost of funding and ultimately achieving an investment grade capital structure by targeting additional net debt paydowns and setting a new net leverage target equal to or below 3.0x for December 2023, among other initiatives, including extending our debt maturity profile, minimizing our cost of funding and raising funds in local currency to better align our Operating EBITDA and debt; and (iv) leveraging sustainability and digital platforms as a competitive advantage by moving forward on achieving our 2030 target to reduce our cement CO2 emissions by 35% compared to our 1990 baseline and our ambition to deliver net-zero CO2 concrete by 2050. As part of this strategy, we identified $280 million of cost reductions for full year 2020, compared with our $230 million program previously announced in July 2020, which includes initiatives from our prior “A Stronger CEMEX” plan and COVID-19-related cost containment initiatives. See “Item 3—Key Information—COVID-19 Outbreak” for more information on how we have increased debt and cash levels to attend to the COVID-19 pandemic.

Our asset sales, announced or closed in 2020, reached $0.7 billion; we achieved $280 million in cost-saving initiatives; we achieved a total debt plus other financial obligations reduction of $605 million; and we repurchased 378.2 million CPOs.

In addition, to further fortify our balance sheet, we continue to be focused mainly on the following three initiatives, while at all times remaining committed to building a better world and helping alleviate some of the biggest challenges communities are facing today: (i) growing our Operating EBITDA through further cost-reduction efforts, operating efficiencies and customer-centric commercial strategies across all our core businesses; (ii) maximizing our free cash flow, which is expected to be used for debt reduction; and (iii) continuing to execute selective accretive divestments by selling what we believe are non-essential assets, which could allow us to free up more free cash flow to reduce debt. See “Item 3—Key Information—COVID-19 Outbreak” for more information on how we have raised cash to be in a position to meet any liquidity requirements and not reduce debt as a temporary measure to attend to the COVID-19 pandemic and its effect on our liquidity.

Health and Safety

Health and Safety (“H&S”) remains our top value and priority. We are working towards developing a culture within which everyone in our organization embraces H&S. We believe that the health and safety of our employees, contractors and the people we interact with in our local communities on a day-to-day basis is of the utmost importance.

To help us meet our goals, four core principles guide our decisions and actions: (i) nothing comes before the health and safety of our employees, contractors, and communities; (ii) making health and safety a moral responsibility per employee by looking after ourselves and each other; (iii) looking to create safe workplaces; and (iv) maintaining accountability for health and safety practices.

Our Global Health and Safety Policy is the cornerstone of our CEMEX Health and Safety Management System (“HSMS”) and sets out clear expectations for our leaders and workforce to carry out their activities in a safe manner and to care for the well-being of our employees, contractors and other people with whom we interact.

We are constantly working towards our ultimate target of zero injuries worldwide, evidenced by our Zero4Life objective. In 2020, the total number of Lost Time Injuries (“LTI”) was reduced by 10% and Total Recordable Injuries (“TRI”) decreased by 14%, when compared to 2019. Our employee LTI frequency rate decreased from 0.6 to 0.5, and we are working toward reaching our goal of reducing such rate to 0.3 or less by 2021. Although our employee TRI frequency rate remained the same at 2.6, we made progress with reducing the number of contractor TRIs by 27% when compared to 2019. During 2021, we are working on health-related actions to achieve a reduction in our employee sickness absence rate, which increased by 38% in 2020.

In 2020, the number of fatal occurrences at our operations decreased from nine to eight, which is the lowest ever recorded by us, and we continued to make progress in most countries, with 96% of our operations achieving zero fatalities and LTIs. However, in 2020, there were three employee fatalities and four contractor fatalities, 63% of which occurred away from our premises.

Most of the fatalities were due to incidents involving moving vehicles. In an effort aimed at eliminating those types of incidents, we continue to focus on specific initiatives ranging from innovative awareness campaigns and safety features to defensive driving training and workshops. In 2020, our operations relied on digital platforms to reinforce road safety with key stakeholders, allowing us to bolster strong communication while complying with social distancing measures. We will continue to work hard and drive forward with our initiatives so that our employees and contractors understand the importance of and become integral to our H&S culture.

The following table sets forth our performance indicators with respect to safety by geographic location for the year ended December 31, 2020:

	Mexico	United States	EMEAA	SCA&C	Total CEMEX
Total fatalities, employees, contractors and other third parties (#)	3	2	0	3	8
Fatalities employees (#)	0	1	0	2	3
Fatality rate employees(1)	0	1.2	0	3.7	0.8
Lost-Time injuries (LTI), employees (#)	4	23	19	3	49
Lost-Time injuries (LTI), contractors (#)	13	4	18	4	39
Lost-Time injury (LTI) frequency rate, employees per million hours worked	0.2	1.2	0.7	0.2	0.5

(1)	Incidents per 10,000 people in a year.
(2)	Includes one Lost-Time injury (LTI) in our corporate offices.
(3)	Includes six Lost-Time injuries (LTI) in our corporate offices.

At CEMEX, training is a key part of our strategy to achieve our Zero4Life commitment. We continuously revise and seek to improve our training programs and strive for all our employees to possess the correct knowledge, skills, and experience to perform their jobs safely.

As part of our training program, executives, line managers, and supervisors must complete our Health and Safety Academy, designed to enhance their leadership skills and to reinforce our core values and priorities across our organization—from our production plants to our corporate offices. The Health and Safety Academy was launched in 2016 with our Foundation Module, which prepares our line managers to lead by example and play a fundamental role in ensuring safety throughout our operations. Launched in 2017, Module 2 enables our line managers to utilize our HSMS tool to help achieve our Zero4Life commitment in their operations. Module 3, deployed in 2018, is designed to enhance the proficiency of our line managers in key topics.

In 2020, we strengthened our Health and Safety Academy training to address the new Pandemics and Epidemics Element included in our HSMS. We delivered the newly designed training using CEMEX University’s self-learning platform to reach over 10,800 line-managers, in nine languages, across all regions worldwide.

We continue to increase our local wellness initiatives throughout our global operations supported by medical professionals from our Global Health Forum of experts. We also remain focused on our employees’ occupational health and well-being by providing ongoing health checks and promoting our CEMEX Health Essentials.

In 2020, we introduced three new CEMEX University learning pathways to help address new challenges emerging from the COVID-19 pandemic, including: working and collaborating effectively while remote from home; building emotional and physical well-being to manage stress and anxiety; and building individual, team, and organizational resilience and leadership.

As part of our Contractor Health and Safety Verification Program, in 2020, we reached our goal of evaluating health and safety practices of at least 80% of our company’s procurement contractors spend. To achieve this goal, we engaged our operating countries and worked closely with our Health and Safety Functional Network made up of national health and safety specialists.

See “Item 3—Key Information—COVID-19 Outbreak” for more information on how we have addressed the health and safety of our employees during the COVID-19 pandemic.

Customer Centricity

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

Delivering A Superior Omnichannel Experience to Our Customers.

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

In 2020, we started the development of a new Commercial Training program aimed at enhancing the interactions that our global Salesforce has with our customers. Building on our Successful Commercial Academy experience, this new program called Leap will target an audience of more than 2,000 sales managers and sales representatives across all our operations, ensuring a consistent approach to our customers based on our recently updated ONE CEMEX Commercial Model. Leap will be deployed during 2021 and 2022 in eight languages across 28 countries.

Moreover, we seek to strategically expand our manufacturing and distribution capabilities to serve our customers’ and communities’ demand for high-quality public infrastructure, commercial buildings and housing projects more efficiently, effectively, and reliably.

Digital Transformation. Beyond changing the way we operate internally, we are leveraging digital technologies to transform our customers’ experience with CEMEX. We are embracing digital technologies to both streamline and simplify the way our customers engage with us and enhance how we operate. To this end, we launched a digital transformation strategy in 2016.

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

During 2017, we started the rollout of CEMEX Go in the United States and Mexico. During 2018, CEMEX Go was deployed in Colombia, France, Costa Rica, Panama, Nicaragua, El Salvador, Spain, the Dominican Republic, Puerto Rico, Guatemala, Peru, Poland, Philippines, the Czech Republic, Egypt and UAE. As of December 31, 2020, it has been deployed and is available in all countries where we do business. We look to constantly evolve CEMEX Go’s capabilities to better fulfill our customer needs.

Relying on customer feedback, and with a focus on providing a superior customer experience despite challenges from the COVID-19 pandemic, we accelerated the CEMEX Go adoption rate and evolved the platform by enabling new functionalities:

•

Digital Confirmation: Allows for automatic digital confirmation for orders of sales, with no follow-up requirements from service center agents. Phase one rollout has been completed, covering our ready-mix business line in Mexico.

•

Ready-mix Go app: An enhanced capability that allows users to place, view, schedule, and manage orders as well as to track deliveries, configure notifications, and view order history from their mobile devices.

•

Pick up Experience: Integrating the pickup solution into the current track web platform providing a superior digital experience for our customers, including both pickup and delivery methods for our cement and aggregates business lines. Fully deployed in Florida, it is currently in the process of expanding to other U.S. regions.

•	Paperless Experience: Allows customers to sign delivery tickets online and receive invoices and delivery tickets digitally from their mobile devices.

•	COVID-19 enhancements: New functionalities that improve the experience and safety features for our customers related to delivery tickets, handling of financial documents, and payment options.

As of December 31, 2020, CEMEX Go had approximately 42,100 customers across the countries in which we do business, and through it we received approximately 53% of our main products orders and processed 61% of our total global sales.

Innovation

Innovation is key to remain at the forefront of our industry and advance in achieving our strategic goals as a forward-looking company.

Research & Development. Led by our Global R&D team in Switzerland, our team of experts works in close collaboration with our customers to offer them unique, integrated and cost-effective solutions that aim to fulfill their specific performance requirements, including a growing portfolio of value-added brands. To provide the same offering in all our operations, our salesforce is continually informed and trained on value-added brands, with material shared by our Global R&D team through our internal Global Networks. Another initiative is to begin integrating Building Information Modeling technology into our interaction with customers, providing them with an overview of their projects and how our products can be incorporated.

Technologies developed by our Global R&D team are protected by more than 45 international patent families and over 30 trade secrets covering new types of cement, cementitious materials, concrete mix designs, admixtures formulations, construction systems and advanced manufacturing processes.

In addition, we have more than 10 core strategic trademarked software products, developed to enable new specific capabilities in CEMEX’S Digital Commercial Model, which are protected by proper copyrights, which primarily cover Online Stores and Order to Fulfillment in our cement, ready-mix and aggregates businesses. This software includes proprietary developments in machine learning and vectorized algorithms to reduce response time, reduce costs and honor commitments made with customers, providing CEMEX with cutting edge competitive advantages.

Providing Superior and Sustainable Products, Solutions and Services. We aim to move from being a product-selling company to a comprehensive solutions provider.

To the best of our knowledge, as the only global building materials company that develops and manufactures its own chemical admixtures for cement, ready-mix concrete, and aggregates, we are able to design and develop novel, tailor-made product technologies with our proprietary chemicals. Admixtures are added to our different core products to enhance their material properties, such as increasing cement’s strength; making concrete harden rapidly, improve its flow, give it self-curing properties, or develop water repellency, or helping recycle concrete into aggregates. Moreover, our experts in fields such as geology, chemistry, materials science and various other engineering disciplines work alongside behavioral scientists, cultural anthropologists and commercial strategists to anticipate and understand society’s trends in order to create innovative, sustainable construction solutions that seek to satisfy our customers’ current and future needs, while truly challenging the current state of the art. Among other benefits, our product solutions help improve land use, increase water and energy efficiency, mitigate noise pollution and lower buildings’ carbon footprint. Chemical admixtures, now part of our Urbanization Solutions core business, play a crucial role in our innovation model as they allow tailoring our products’ performance, grant value-added properties to materials, and develop completely novel applications, while at the same time maintaining superior quality standards.

Together with members of our Aggregates Global Network, our Global R&D team supported the design, creation and launch of our new value-added aggregates brand, Neogem. These products are specialized high-quality aggregates, whose intrinsic properties meet the essential needs of five market sectors—Agricultural, Environmental, Industrial, Landscaping and Sports. Neogem covers an extensive range of premium minerals that can add value to our customers’ projects through particular functional or aesthetic features. Neogem products are innovative, carefully selected and tailor-made solutions that go beyond commonly known building materials.

An important share of our portfolio offers performance characteristics beyond traditional options. By 2030, our target is for at least half of our cement and ready-mix concrete sales to come from solutions with outstanding sustainability attributes such as the conservation of resources, energy efficiency, resilience, and health and safety benefits. Our global brands of value-added ready-mix concrete and aggregates technologies are helping meet the challenges of the cities of the future.

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

CEMEX Ventures’ main role is to look for investment opportunities that go beyond our core businesses. It also aims to identify and assess emerging technologies to bring CEMEX new ideas and perceptions of the construction ecosystem. To this end, CEMEX Ventures allocates resources to search, incubate, and deploy innovative construction-related opportunities and solutions.

During 2020, CEMEX Ventures invested in two new startups and followed-up investments with two startups of its investment portfolio. Additionally, CEMEX Ventures unveiled its “TOP 50 ConTech Startups” list and held its 2020 Construction Startup Competition, seeking entrepreneurs and startups to drive innovation in the construction industry. Almost 700 startups participated, closing the event with 10 winners.

In addition, in 2019, pursuing our goal to actively drive the innovation of our industry by unlocking new value opportunities for our current and potential customers while looking to boost our internal innovation and efficiency, we launched “Smart Innovation,” a model aiming to bolster internal innovation at CEMEX and in our industry. The Smart Innovation platform includes the Innovation Map, the CEMEX innovation challenge and innovation day, and the innovation ideas management tool.

Sustainability

Our sustainability efforts begin with CEMEX, S.A.B. de C.V.’s board of directors and are then facilitated across our entire organization. CEMEX, S.A.B. de C.V.’s Sustainability Committee is comprised of four members of CEMEX, S.A.B. de C.V.’s Board of Directors. The Sustainability Committee reports directly to CEMEX, S.A.B. de C.V.’s Board of Directors. The Sustainability Committee is supported by our Corporate Sustainability function, which reports to the Executive Vice President of Sustainability, Commercial and Operations Development, who is also a member of our senior management. To help embed sustainability into our entire business strategy, we have coordinators representing each geographical region where we operate. In parallel, our Global Sustainability Functional Network works to implement our core sustainability initiatives across all our operating regions and business lines. On March 25, 2021, the members of CEMEX, S.A.B. de C.V.’s Sustainability Committee were elected at CEMEX, S.A.B. de C.V.’s general ordinary shareholders’ meeting.

Our Climate Action Strategy. In 2020, we announced that we would move ahead with our Climate Action Strategy and continue advancing towards our vision of a carbon-neutral economy. As part of this strategy, we defined an ambitious new 2030 target of a 35% reduction of net CO2 emissions per ton of cementitious product compared with our 1990 baseline. Additionally, we established a new ambition to deliver net-zero CO2 concrete globally to all our customers by 2050.

To achieve our 2030 goals, we have developed a detailed CO2 roadmap for each of our manufacturing plants to accelerate the rollout of proven technologies worldwide. Our roadmap is aligned with the Sectoral Decarbonization Approach (SDA) 2°C scenario developed by the International Energy Agency (IEA) for the cement sector in line with climate science and is mainly based on the following CO2 reduction levers: (i) accelerating the use of alternative fuels, (ii) increasing the use of hydrogen injection, (iii) increasing the use of clinker substitutes, (iv) increasing the use of decarbonated raw materials, and (v) developing novel clinkers with lower energy demand and higher reactivity. Notably, our 2030 CO2 reduction target and roadmap including Scope 1 and 2 emissions, have been validated by Carbon Trust, an internationally recognized consulting company that provides a rigorous third-party assessment of carbon reduction plans.

The technology for some of the main CO2 reduction levers on which our path to achieve our 2050 ambition will be based is still in the early stages of development, setting an open path for innovation that requires continuous work in our Research and Development Center, new investments by CEMEX Ventures, the formation of strategic partnerships, and cross-industry collaboration. Nevertheless, we anticipate that the main levers that will lead us towards our 2050 ambition will be: (i) our 2030 CO2 reduction cement levers, (ii) carbon capture, utilization and storage, (iii) increasing clean electricity and energy efficiency, (iv) low-carbon transport, (v) extending circular economy principles, (vi) new concrete technologies, (vii) reforestation and carbon removal and (viii) concrete re-carbonation during lifetime.

Improving Quality of Life and Well-being. As a company that looks to make a progressive impact through its innovative services and solutions, our ability to operate as a responsible business is fundamental to our business model. This enables us to understand stakeholders’ material issues, map social impacts, and identify risks and opportunities to create shared value for us and society.

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

To achieve these three priorities, our aim is to continue improving the quality of life and well-being of our employees and our communities by considering economic, social, and environmental criteria and focusing on: (i) education and development capabilities for employability; (ii) sustainable and resilient infrastructure and mobility; (iii) social and environmental innovation and entrepreneurship; and (iv) a culture of environmental protection, health and safety.

Although our social projects focus on our core business expertise to create value and well-being, we believe that we are also causing positive impacts on other global challenges. Thus, consistent with our commitment to the United Nations Sustainable Development Goals, we measure our progress and contributions to some of these goals.

Pursuing Excellence in Environmental Management. We believe the pursuit of excellent environmental practices benefits sustainable growth. In addition to CEMEX, S.A.B. de C.V. Board of Directors’ Sustainability Committee, our primary environmental executives responsible for each of our operating regions, shares new trends, proposals and best practices to identify, inform, and tackle key environmental management concerns.

We are committed to contributing to climate change mitigation and its consequences. For decades, as part of our carbon emissions reduction strategy, we have focused on using low-emission alternatives to traditional fossil fuels, decreasing our clinker factor, promoting clean energy and increasing energy efficiency across our operations. To this end, we have continuously sought to increase our use of low carbon alternative fuels, which represented 25.3% of our total fuel mix in 2020, and generated approximately $178 million in savings including fossil fuels costs and CO2 emissions avoided in carbon regulated markets.

As a result of our efforts, we reduced our net CO2 emissions per ton of cementitious products by close to 23% compared to our 1990 baseline—equivalent to the annual emissions generated by 1.9 million passenger vehicles. We actively seek to develop new technologies to reduce our carbon footprint. Most notably, as of December 31, 2020, we are participating in about 30 disruptive projects across our value chain to assess potential CO2 emissions reduction solutions as well as carbon capture, utilization and storage technologies. Furthermore, we explore alternatives to traditional clinker and cement chemistry that enable the production of less CO2-intensive cements.

To complement these technical measures, we participate in several forums and bilateral dialogues with key stakeholders. These activities are designed to disseminate knowledge about potential reduction measures in our sector and to promote a legislative framework that enables us to implement these measures. As an example, we have a long history of contributing our best practices through our work with the Cement Sustainable Initiative (“CSI”). The work done in CSI was transferred as of January 1, 2019 to the Global Cement and Concrete Association (“GCCA”). The GCCA is an initiative of more than 39 major producers that actively promotes the use of concrete as an essential material for construction.

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

In 2020, approximately 94% of the waste generated by our production processes was recovered, reused or recycled. The remaining material was sent to disposal sites. Additionally, last year alone, we used more than 12 million tons of waste as fuel and alternative raw materials across our business lines. This is equivalent to the waste produced by more than 46 million people in one year.

CEMEX Environmental Management System (“EMS”). We use EMS to evaluate and facilitate consistent and complete implementation of risk-based environmental management tools across our operations. The EMS consists of key mechanisms for environmental performance enhancement and impact assessment, stakeholder engagement and accident response based on input from a range of environmental and biodiversity specialists.

As of December 31, 2020, 97% of our operations had implemented either the EMS or equivalent programs. As we approach full implementation of our global EMS, our goal is for all of CEMEX’s operational facilities to be 100% compliant with our internal environmental criteria.

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

Through our internal EMS and more specifically through our Atmospheric Emissions Global Procedure, we monitor major emissions which assists us with our compliance with local regulation limits. In 2020, we launched a new industry-benchmark online tool that allows operators and management teams to closely analyze major emissions, improve monitoring abilities from kilns with Continuous Emissions Monitoring System (CEMS) installed, and strengthen emissions performance. To further improve upon these efforts, we have updated the minimum performance levels to fulfill annually for major emissions. In addition, we are working on establishing more stringent environmental standards for air emissions that will be based on EU Best Available Techniques.

In 2020, we invested $78 million in sustainability related projects at our global operations, including projects to monitor and control our air emissions, increase our operations efficiency and mitigate our carbon footprint through alternative fuels and clinker substitution efforts.

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

Our Global Environmental and Social Incident Reporting process enables all our sites to maintain a proactive approach to respond to emergencies that could potentially impact our communities or our operations. The thorough application of this reporting procedure requires a timely registration of environmental and social impact events, identification and analysis of the root causes, and the implementation of corrective and preventive action plans as a first step toward avoiding their occurrence and reducing their severity. In 2020, our total reported incidents increased by 12%, which is consistent with our permanent efforts for risks monitoring and transparency. However, there were no category 1 environmental events (major) registered in the year.

Preserving Land, Water and Biodiversity. The preservation of land, biodiversity and water plays a key role in our long-term resource management strategy.

To protect water and enable our business to succeed, we are increasing our water efficiency and minimizing our water waste through the implementation of our Corporate Water Policy. This policy includes standardization of our water measurement based on the Water Protocol developed in coordination with the International Union for Conservation of Nature. We also have the goal of developing a specific Water Action Plan (WAP) for each one of more than 1,500 of our cement, ready-mix concrete and aggregates sites. As a first step, in 2021, we aim to implement WAPs in 1% of sites located in extremely high water-stressed zones.

Sustainable Finance. In October 2020, we amended our 2017 Facilities Agreement to, among other things, include five sustainability-linked metrics, including reduction of net CO2 emissions and use of power from green energy, among other indicators, annual performance in respect of which may result in a total adjustment of the interest rate margin of up to plus or minus five basis points under these tranches amounting to approximately $3.2 billion. This transaction underscored our commitment to a carbon-neutral economy and is one of the largest sustainability-linked loans in the world and the largest in emerging markets.

Attracting and Retaining Talent. Our employees are our competitive advantage and the reason for our success. We aim to offer programs, benefits and a work environment that are designed to attract and retain talented employees. Our approach to talent management is founded on three pillars: (i) employ the right people, in the right place, at the right time to perform the right job to achieve our strategy; (ii) enable a high-performing and rewarding culture to deliver sustainable business value in a safe, ethical workplace and (iii) build and develop our workforce capabilities to confront challenges and pursue excellence.

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

We look to foster a dynamic, high-performance environment where open dialogue is encouraged and rewarded. Apart from competitive compensation, more than 68% of our global workforce receives health and life insurance benefits beyond those required by local law in their respective countries. Approximately half of our global workforce receives retirement provision benefits above local requirements and more than 45% of our operations receive additional funds for disability and invalidity coverage beyond what is required by local laws in their respective countries.

In 2017, we began to integrate our current institutional academies, which include our Commercial, Health & Safety, Supply Chain, Digital, Cement Operations, Responsible Business and Culture & Values academies, under the concept of CEMEX University. CEMEX University aims to develop a digital continuous learning ecosystem for our employees and respond to our multi-region, multi-business learning needs. CEMEX University leverages traditional in-person training with new digital learning platforms to embed a growth mindset throughout our organization and fulfill our employees’ potential. Considering the relevance of spreading the knowledge of the CEMEX’s strategic priorities among our people, in 2020, CEMEX University launched its Sustainability Learning Pathway, which is aimed at allowing our workforce to grasp fundamental environmental, economic, social, and governance aspects and get a clear idea on how to contribute to CEMEX’s sustainability targets.

Our Human Rights Policy reflects our support and respect for the protection of internationally proclaimed human rights principles, as expressed in the International Bill of Human Rights and the International Labor Organization’s Declaration on Fundamental Principles and Rights at Work. In addition, it recognizes employees, communities, contractors, and suppliers as main areas of impact and reaffirms our commitment to the promotion of and respect for human rights throughout our worldwide operations, local communities, and supply chain. This includes providing a workplace that is free from harassment and discrimination on the basis of race, gender, national origin, sexual orientation, disability and membership in any political, religious or union organization and, as reaffirmed in our Global Recruitment Policy launched in 2020, offering equal opportunities for training, personal development, individual recognition and promotion on the basis of merit. Employees who believe that there may have been a violation of the principles laid down in our Human Rights Policy can report it through various channels, including local Human Resources departments, Ethics Committees and our secured ETHOS line internet website. Community members, contractors and suppliers are also encouraged to submit a report through the ETHOS line if they believe there may have been a violation of our Human Rights Policy or any other guideline as stated in our recently updated Code of Ethics and Business Conduct.

Our three Leadership Development Programs—Ignite, Leader-To-Leader, and Connect—allow us to provide new managers, newly appointed directors, and top-tier executives the foundational knowledge and all the necessary tools to support a successful transition and development in their roles. In 2020, we launched Thrive, a program focused on developing new leadership skills and methodologies for our teams to solve specific business challenges in line with the organization’s priorities. In 2020, more than 340 leaders across all our regions and business units participated in these programs.

In order to comprehensively measure the positive net balance of our employee experience, we build on the Employee Net Promoter Score (eNPS) methodology, a straightforward statistic. When asked whether they would recommend CEMEX as a good place to work, our employees’ responses generated an eNPS score of 48 in 2020, higher than the global benchmark score measured by our survey provider and above our 2030 goal of 32 points. We are using this indicator to identify areas for improvement and for structuring regional, local, and team-specific action plans to address employee concerns.

Additionally, our Workforce Experience (WEx) Survey helps us better understand from the perspective of our employees what organizational, digital, physical and interpersonal elements of our company require strengthening or developing so we can provide a consistently positive work experience for our employees worldwide. In 2020, 95% of our employees worldwide participated in this anonymous engagement survey, which yielded many important findings. The survey was 100% digital to promote hygiene protocols. To allow for a faster and consistent follow-up to the insights, we not only digitized much of the survey process but also empowered our “X Force” teams, a select group of employees who lead our coordinated follow-up and implementation of action plans that have been derived from our survey results.

Operating EBITDA Growth

We look to operate in markets where we can add value for our employees, our customers and our shareholders. We intend to focus on those markets that offer long-term profitability and Operating EBITDA growth potential, especially around high growth metropolitan areas, leveraging those assets that are best suited to achieve this. We believe that a geographically diverse portfolio of assets, in markets, regions or cities that we believe offer long-term profitability, provides us with the opportunity for significant value creation through profitable organic growth over the medium-to-long-term. Consequently, we intend to be selective and strategic about where we remain and where we operate. We believe our business portfolio should be particularly focused on high growth metropolitan areas that combine strong fundamentals, ranging from economic growth potential to strong construction investment, population growth, degree of urban development and political stability, all under the basis of sustainable urbanization. By identifying the needs of these markets and metropolises, we expect to be in a better position to offer a more complete value proposition of products and solutions to our clients and citizens of these markets and metropolises.

As of the date of this annual report, as part of our “Operation Resilience” strategy, we are undertaking actions that are designed to streamline and reposition our portfolio in order to enhance our diversification and achieve higher profitable growth. As such, we expect to rebalance our portfolio by focusing on the markets we believe offer long-term growth potential and retaining those assets that we believe are best suited to grow, offering us long-term profitability. While these actions are being undertaken, we could continue to complement our “Operation Resilience” strategy with organic, bolt-on investments, on a stand-alone basis or with other partners, using a metropolis-centric approach leveraging our related businesses and digital strategy.

Furthermore, leveraging our global presence and extensive operations worldwide, we intend to continue focusing on our core cement, aggregates, ready-mix concrete and Urbanization Solutions businesses. We believe that by managing our core operations as one vertically integrated business, we capture a significant portion of the construction value chain and create value for our customers by offering comprehensive building products and solutions. Historically, this strategic focus has enabled us to grow our existing businesses, particularly in high-growth markets and with specialized, high-margin products.

Urbanization Solutions. Urbanization Solutions is one of our four core businesses. It is a new business that complements our value offering of products and solutions, looking to connect with the broader city ecosystem. It seeks to address urbanization challenges and provide means to all stakeholders in the construction value chain to enable sustainable urbanization by focusing on four market segments:

•	Performance Materials.

They are used to modify or enhance the properties and usability of building materials and construction systems. Performance materials include construction chemicals, building finishes, admixtures and additives, mortars and special mortars, cellular concrete, asphalt, pavement solutions, etc.

•	Industrialized Construction.

We manufacture finished building elements that are easy and safe to assemble and install on-site. Products of industrialized construction range from precast components to complete structures, 2D panels, 3D modules, 3D structures, etc.

•	Waste Management.

Efficient management of resources to improve the circularity of the construction value chain, ranging from reducing and managing waste generated in the construction lifecycle, to recycling of waste back into the construction value chain.

•	Related Services.

We provide services to offer integrated solutions through design and engineering, logistics and transportation, energy, retail, pavement services, financing services, etc. These are complementary services along the construction value chain that complement Performance Materials, Industrialized Construction and Waste Management, and enable CEMEX to become a market leader in each market segment.

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

Environment and Biodiversity Partners. We work closely with several partners to protect the environment and biodiversity of the countries in which we operate by engaging in fruitful partnerships with global, national and local organizations. At a global level, we cooperate or have cooperated closely with UNESCO, Wild Foundation, Birdlife International, Wildlife Conservation Society, World Business Council for Sustainable Development, Wildlife Habitat Council, Conservation International and the International Union for Conservation of Nature, among others. These projects have led to a series of conservation and nature books that have proven widely successful.

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

Regain our Investment Grade.

We remain committed to regaining our investment grade, which is one of our top priorities. We believe our “Operation Resilience” strategy should allow us to make progress in reaching this goal, as we expect that we should be able to increase our free cash flow, which would enable us to further reduce our debt, invest in our business and potentially return value to our shareholders.

Based on our “Operation Resilience” strategy, as of the date of this annual report, we expect to achieve investment grade capital structure by 2023 with a net leverage ratio below 3.0x. During 2020, we achieved a total debt plus other financial obligations reduction of $605 million.

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

Also, we have been focusing, and expect to continue to focus, on optimizing our operations by looking to grow our market positions in the markets that we believe offer the highest growth potential, and our core businesses and implementing our pricing policies for our products, on strengthening our capital structure and regaining financial flexibility through reducing our debt and cost of debt, on improving cash flow generation and on extending maturities. Our efforts in lowering our interest expense and our effective management of working capital have allowed us to support our free cash flow. As of the date of this annual report, we plan to continue with these efforts.

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

In addition, we plan to maintain and grow our market positions in cement, ready-mix concrete, aggregates and Urbanization Solutions by being one of the most customer-centric companies in the industry. Among other actions, we also expect to implement pricing initiatives for our products and receive compensation through fees for the services we provide that should allow us to improve our overall profits, as well as to operate in the most capital and cost-efficient manner possible. We may also seek to expand our presence in businesses related to cement, ready-mix concrete, aggregates and Urbanization Solutions, and potentially also implement similar pricing strategies in the markets related to these businesses.

We continue to look to reduce our overall production related costs for all our products and regional and corporate overhead through disciplined cost management policies and through improving efficiencies by removing redundancies. We have implemented several worldwide standard platforms as part of this process and have also started different initiatives, such as a system designed to improve our operating processes worldwide and other digital-based solutions to achieve this. In addition, we implemented, and have been using, centralized management information systems throughout our operations, including administrative, accounting, purchasing, customer management, budget preparation and control systems, which have helped us achieve cost efficiencies. We also have a strategic agreement with IBM expected to improve some of our business processes. We have also transferred key processes, such as procurement and trading, from a centralized model to a regional model and are simplifying and delayering our business to accelerate decision-making and maximize efficiency. In a number of our core markets, such as Mexico, we launched initiatives aimed at reducing the use of fossil fuels, consequently looking to reduce our overall energy costs.

Furthermore, significant economies of scale in key markets at times allow us to obtain competitive freight contracts for key components of our cost structure, such as fuel and coal, among others.

Through a worldwide import and export strategy, we plan to continue to seek to optimize capacity utilization and maximize profitability by redirecting our products from countries experiencing economic downturns to target export markets where demand may be greater. Our global trading system enables us to coordinate our export activities globally to try and take advantage of demand opportunities. Should demand for our products in the United States improve, subject to any measures the current U.S. government could implement, we believe we are well-positioned to service this market through our established presence in the southern and southwestern regions of the country and our current ability to import into the United States.

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

See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The COVID-19 outbreak could materially adversely affect our financial condition and results of operations” and “Item 3—Key Information—COVID-19 Outbreak” for more information on how the COVID-19 pandemic may affect us regarding our debt and cash levels, which could considerably delay us in regaining our investment grade.

Operational Improvements

In response to decreased demand in most of our markets starting in 2008, mostly as a result of the global economic recession, we identified and began implementing global cost-reduction initiatives intended to reduce our annual cost structure to a level consistent with the decline in demand for our products. Such global cost-reduction initiatives have encompassed different undertakings, including headcount reductions, capacity closures across the cement value chain and a general reduction in global operating expenses. During the past years, CEMEX has launched company-wide programs aimed at enhancing competitiveness, providing a more agile and flexible organizational structure and supporting an increased focus on the company’s markets and customers. For the year ended December 31, 2020, and as part of our “Operation Resilience” strategy, we achieved $280 million in cost-saving initiatives. These initiatives include improving our operational performance and expense rationalization, increasing our use of alternative fuels in several of the countries in which we operate, serving our customers better and at lower costs, optimizing our production and logistics supply chain models and optimizing our procurement strategy.

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

Also as part of these initiatives, at times we temporarily shut down (some for a period of at least two months) some of our cement production lines in order to rationalize the use of our assets and reduce the accumulation of our inventories. In the past we have announced the permanent closure of some of our cement plants. Similar actions were taken in our ready-mix concrete and aggregates businesses. In the past, such rationalizations have included, among others, our operations in Mexico, the United States, including Puerto Rico, Spain and the United Kingdom. As of December 31, 2020, we had four cement plants temporarily shut down (two in Mexico (Hidalgo, Nuevo León and Hermosillo, Sonora) and two in the United States (Brooksville, Florida and Wampum, Pennsylvania)).

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

During different parts of the past years, we had reduced capital expenditures related to maintenance and expansion of our operations in response to weak demand for our products in some of the markets in which we do business. Such reductions were implemented with the intention of maximizing our free cash flow generation available for debt service and debt reduction, consistent with our ongoing efforts to strengthen our capital structure, improve our conversion of Operating EBITDA to free cash flow and regain our financial flexibility. During 2019 and 2020, our capital expenditures related to maintenance and expansion of our operations have been $1,033 million and $795 million, respectively, higher in 2019 than the $964 million expended in 2018. Pursuant to the 2017 Facilities Agreement, as of December 31, 2020, we were prohibited from making aggregate annual capital expenditures in excess of $1.5 billion (which were limited to $1.2 billion pursuant to the Facilities Agreement Amendments (as defined below) executed in May 2020 for as long as we failed to report two consecutive quarters with a consolidated leverage ratio of 5.25:1 or below, which we have already reported) in any financial year (excluding certain capital expenditures, joint venture investments and acquisitions by each of CLH and CHP and their respective subsidiaries and those funded by Relevant Proceeds (as defined in the 2017 Facilities Agreement), which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of (i) $500 million (or its equivalent) for CLH and its subsidiaries and (ii) $500 million (or its equivalent) for CHP and its subsidiaries. In addition, the amounts which we and our subsidiaries are allowed to put towards permitted acquisitions and investments in joint ventures cannot exceed certain thresholds as set forth in the 2017 Facilities Agreement. We believe that these restrictions on capital expenditures may still allow us to opportunistically increase capital expenditures in some of the markets in which we operate, if necessary, as we did in 2020 and as we intend to do in 2021, and to take advantage of improved market conditions, if any. See “Item 3—Key Information—COVID-19 Outbreak” for more information on our reduction in capital expenditures intended to improve our liquidity during the COVID-19 pandemic.

User Base

Cement is the primary building material in the industrial and residential construction sectors of the majority of markets in which we operate. We believe that the lack or shortage of available cement substitutes further enhances the marketability of our product. The primary end-users of cement in each region in which we operate vary but usually include, among others, wholesalers, ready-mix concrete producers, industrial customers and contractors in bulk. Additionally, sales of bagged cement to individuals for self-construction and other basic needs have traditionally been a significant component of the retail sector. The end-users of ready-mix concrete generally include homebuilders, commercial and industrial building contractors and road builders. Major end-users of aggregates include ready-mix concrete producers, mortar producers, general building contractors and those engaged in road building activity, asphalt producers and concrete product producers. Our Urbanization Solutions have a wide user base which includes, but is not limited to, contractors, builders and developers in general, ready-mix concrete, cement, mortars and special mortars producers, governments, paving companies, architects and civil engineers. In summary, because of their many favorable qualities, a considerable number of builders and other users worldwide use our cement, ready-mix concrete, aggregates and Urbanization Solutions for almost every kind of construction project, from hospitals and highways to factories and family homes.

As of December 31, 2020, we did not depend on any single existing customer to conduct our business and the loss of any of our existing customers individually would not have had a material adverse effect on our financial condition or results of operations. For the period ended December 31, 2020, none of our individual customers represented more than 10% of our consolidated revenues.

Our Corporate Structure

CEMEX, S.A.B. de C.V. is an operating and a holding company that, in general, operates its business through subsidiaries which, in turn, hold interests in CEMEX’s cement and ready-mix concrete operating companies, as well as other businesses. The following chart summarizes CEMEX’s corporate structure as of December 31, 2020. The chart also shows, unless otherwise indicated, for each company, CEMEX’s approximate direct or indirect, or consolidated, percentage equity ownership or economic interest. The chart has been simplified to show only some of CEMEX’s major holding companies and/or operating companies in the main countries in which CEMEX operates, and/or relevant companies in which CEMEX holds a significant direct or indirect interest, and does not include all of CEMEX’s operating subsidiaries and its intermediate holding companies.

CEMEX'S Corporate Structure

as of December 31, 2020

CEMEX, S.A.B. DE C.V. (Mexico)
CEMEX Innovation Holding Ltd. (Switzerland) 100% (1)(4)
CEMEX Operaciones México, S.A. de C.V. (Mexico) 100% (1)(2)
CxNetworks N.V. (Netherlands) 100% (3)
New Sunward Holding Financial Ventures B.V. (Netherlands) 100%
CEMEX Ventures B.V. (Netherlands) 100%
CEMEX España, S.A. (Spain) 99.9% (5)(6)
CEMEX France Gestion (S.A.S.) (France) 100% (7)
CEMEX UK (United Kingdom) 100% (7)
Assiut Cement Company (Egypt) 95.8% (7)
RMC Holdings B.V. (Netherlands) 100%
CEMEX Corp. (United States) 100%
CEMEX de Puerto Rico, Inc. (Puerto Rico) 100% (7)
CEMEX Jamaica Limited (Jamaica) 100% (7)
CEMEX Holdings (Israel) Limited (Israel) 100%
CEMEX, Inc. (United States) 100%
CEMEX Dominicana, S.A. (Dominican Republic) 100% (7)
CEMEX Latam Holdings, S.A. (Spain) 92.37% (7)(10)
UAE (United Arab Emirates) 100% (8)
CEMEX Materials, LLC. (United States) 100%
CEMEX España Operaciones, S.L.U. (Spain) 100% (7)
Cemento Bayano, S.A. (Panama) 99.5% (12)
CEMEX Haiti (Haiti) 90% (7)
CEMEX Investments Limited (United Kingdom) 100%
GUATEMALA (Guatemala) 100% (13)
CEMEX Polska sp. Z.o.o (Poland) 100% (7)
CEMEX UK Operations Limited (United Kingdom) 100%
CEMEX El Salvador, S.A. (El Salvador) 100% (11)
CEMEX Czech Republic, s.r.o. (Czech Rep.) 100% (7)
CEMEX Colombia S.A. (Colombia) 99.7% (14)
CEMEX Hrvatska d.d. (Croatia) 100%
CEMEX Deutschland AG (Germany) 100% (7)
CEMEX (Costa Rica), S.A. (Costa Rica) 99.2% (15)
Solid Cement Corporation (Philippines) 100% (9)
CEMEX Holdings Philippines, Inc. (Philippines) 77.84% (7)
CEMEX Nicaragua, S.A. (Nicaragua) 100% (16)
APO Cement Corporation (Philippines) 100% (9)
Trinidad Cement Limited (Trinidad and Tobago) 69.83% (7)
Caribbean Cement Company Limited (Jamaica) 79.04% (17)
Arawak Cement Company Limited (Barbados) 100%

(1)	Includes CEMEX’s direct or indirect, or consolidated, interest.
(2)	Includes 99.99% interest pledged or transferred to a security trust as collateral for the benefit of certain secured creditors of CEMEX and certain of its subsidiaries.
(3)	CxNetworks N.V. is the holding company of the global business and IT consulting entities, including Neoris N.V.
(4)	Includes a 100% interest pledged or transferred to a security trust as collateral for the benefit of certain secured creditors of CEMEX and certain of its subsidiaries.
(5)	Includes CEMEX Operaciones México, S.A. de C.V.’s (“COM”), Cemex Innovation Holding Ltd.’s (“CIH”) and CEMEX’s interest, as well as shares held in CEMEX España, S.A.’s (“CEMEX España”) treasury.
(6)	Includes 99.56% interest pledged or transferred to a security trust as collateral for the benefit of certain secured creditors of CEMEX and certain of its subsidiaries.
(7)	Includes CEMEX España’s direct or indirect, or consolidated, interest.
(8)

Represents CEMEX España’s indirect economic interest in three companies incorporated in the UAE: CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC. CEMEX España indirectly owns a 49% equity interest in each of these companies, and CEMEX España indirectly holds the remaining 51% of the economic benefits through agreements with other shareholders.

(9)	Represents CEMEX Holdings Philippines, Inc.’s direct and indirect equity interest.
(10)	Represents outstanding shares of CLH’s capital stock and excludes treasury stock.
(11)	Represents CLH’s direct and indirect interest.
(12)	Represents CLH’s 99.483% indirect interest in ordinary shares, which excludes a 0.516% interest held in Cemento Bayano, S.A.’s treasury.
(13)

Represents CLH’s direct and indirect interest in four companies incorporated in Guatemala: CEMEX Guatemala, S.A., Global Concrete, S.A., Gestión Integral de Proyectos, S.A. and Cementos de Centroamérica, S.A.

(14)	Represents CLH’s direct and indirect interest in ordinary and preferred shares and includes shares held in CEMEX Colombia, S.A.’s (“CEMEX Colombia”) treasury.
(15)	Represents CEMEX Colombia’s indirect interest.
(16)	Includes CEMEX (Costa Rica), S.A.’s 98% interest and CEMEX Colombia’s 2% indirect interest.
(17)	Includes Trinidad Cement Limited’s direct and indirect 74.08% interest and CEMEX’s indirect 4.96% interest held through other subsidiaries.

Mexico

Overview. For the year ended December 31, 2020, our operations in Mexico represented 21% of our revenues in Dollar terms before eliminations resulting from consolidation. As of December 31, 2020, our operations in Mexico represented 30% of our total installed cement capacity and 14% of our total assets.

As of December 31, 2020, CEMEX, S.A.B. de C.V. was both a holding company for some of our operating companies in Mexico and was involved in the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates and other construction materials in Mexico, as well as a construction materials and related products service provider. CEMEX, S.A.B. de C.V., indirectly, is also the holding company of all our international operations. CEMEX, S.A.B. de C.V. accounts for a substantial part of the revenues and operating income of our operations in Mexico.

Our Tepeaca cement plant in Puebla, Mexico, as of December 31, 2020, had a production capacity of 3.1 million tons of cement per year. In December 2014, we announced the restart of the Tepeaca cement plant expansion, consisting of the construction of a new kiln and mill. Its total production capacity is expected to reach 4.7 million tons of cement per year by 2021 based on mill capacity. Additionally, we invested in the same region to increase our cement production capacity by 0.5 million tons of cement through a debottlenecking project for our operations in Huichapan. This project was completed during the first quarter of 2019.

In 2001, we launched the Construrama program, a registered brand name for construction material stores. Through this program, we offer to an exclusive group of our Mexican distributors the opportunity to sell a variety of products under the Construrama brand name, a concept that includes the standardization of stores, image, marketing, products and services. As of December 31, 2020, 1,013 independent concessionaries with 2,161 stores were integrated into the Construrama program, with nationwide coverage.

Industry. For 2020, the National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía) indicated that total construction activity in Mexico contracted by 17.5% up to December 2020 (seasonally adjusted figures). Such contraction has been attributed to the COVID-19 pandemic’s effects on formal construction activity dynamism.

Cement in Mexico is sold mainly through distributors, with the remaining balance sold through ready-mix concrete producers, manufacturers of pre-cast concrete products and construction contractors. Cement sold through distributors is mixed with aggregates and water by the end user at the construction site to form concrete. Ready-mix concrete producers mix the ingredients in plants and deliver it to local construction sites in mixer trucks, which pour the concrete. Unlike more developed economies, where purchases of cement are concentrated in the commercial and industrial sectors, retail sales of cement through distributors in 2020 accounted for approximately 66% of Mexico’s demand (bagged presentation). Individuals who purchase bags of cement for self-construction and other basic construction needs are a significant component of the retail sector. We believe that this large retail sales base is a factor that significantly contributes to the overall performance of the cement market in Mexico.

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

Competition. In the early 1970s, the cement industry in Mexico was regionally fragmented. However, since that time, cement producers in Mexico have increased their production capacity and the cement industry in Mexico has consolidated into a national market, thus becoming increasingly competitive. As of December 31, 2020, the major cement producers in Mexico were CEMEX; LafargeHolcim; Sociedad Cooperativa Cruz Azul, a Mexican operator; Cementos Moctezuma, an associate of Cements Molins and Buzzi-Unicem; and GCC, S.A.B. de C.V. (“GCC,” formerly Grupo Cementos de Chihuahua, S.A.B. de C.V.), a Mexican operator in whose majority holder, Camcem, S.A. de C.V. (“CAMCEM”), we hold a minority interest. During 2013, a then-new cement producer, Elementia (Cementos Fortaleza), entered the market and in 2014 acquired two cement plants from Lafarge (prior to the Lafarge-Holcim merger). As of December 31, 2020, the major ready-mix concrete producers in Mexico were CEMEX, LafargeHolcim, Sociedad Cooperativa Cruz Azul and Cementos Moctezuma. In addition, as of December 31, 2020, the use of non-integrated ready-mixers has been increasing.

We believe potential entrants into the Mexican cement market face various barriers to entry, including, among other things: the time-consuming and expensive process of establishing a retail distribution network and developing the brand identification necessary to succeed in the retail market; the lack of port infrastructure and the high inland transportation costs resulting from the low value-to-weight ratio of cement; the distance from ports to major consumption centers and the presence of significant natural barriers, such as mountain ranges, which border Mexico’s east and west coasts; the strong brand recognition and the wide variety of special products with enhanced properties; the extensive capital expenditure requirements; and the length of time required for construction of new plants, which we estimate is approximately two years. Nevertheless, Fortaleza started a stand-alone cement mill in the Yucatan Peninsula during October 2020. This project may eventually become more relevant; however, we believe it will be some time before they pose a significant competitive threat and they will need to overcome some hurdles before that occurs.

Our Operating Network in Mexico

During 2020, we operated 13 out of our total of 15 cement plants (two were temporarily inactive) and 100 cement distribution centers (including eight marine terminals) located throughout Mexico.

We operate cement plants on the Gulf of Mexico and Pacific coasts of Mexico, most of the time allowing us to take advantage of attractive transportation costs to export to the United States and the SCA&C region, when possible.

Products and Distribution Channels

Cement. For the year ended December 31, 2020, our cement operations represented 59% of revenues for our operations in Mexico before eliminations resulting from consolidation in Dollar terms and our domestic cement sales volume represented 91% of our total cement sales volume in Mexico. As a result of the retail nature of the Mexican market, our operations in Mexico are not dependent on a limited number of large customers. The total volume of the five most important distributors accounted for 12% of our total cement sales by volume in Mexico in 2020 (excluding our in-house channels).

Ready-Mix Concrete. For the year ended December 31, 2020, our ready-mix concrete operations represented 19% of revenues for our operations in Mexico before eliminations resulting from consolidation in Dollar terms. Our ready-mix concrete operations in Mexico purchase substantially all their cement requirements from our cement operations in Mexico. Ready-mix concrete is sold through our own internal sales force and facilities network.

Aggregates. For the year ended December 31, 2020, our aggregates operations represented 5% of revenues for our operations in Mexico before eliminations resulting from consolidation in Dollar terms.

Exports. Our operations in Mexico export a portion of their cement production, mainly in the form of cement and to a lesser extent in the form of clinker. Exports of cement by our operations in Mexico represented 9% of our total cement sales volume in Mexico for 2020. In 2020, 76% of our cement exports from Mexico were to the United States and 24% were to our Rest of SCA&C segment.

The cement and clinker exports by our operations in Mexico to the United States are mostly marketed through our trading network subsidiaries. Our cement and clinker transactions between CEMEX and its subsidiaries, are conducted on an arm’s-length basis.

Production Costs. Our cement plants in Mexico primarily utilize pet coke and alternative fuels. We have entered into four 20-year agreements with PEMEX, two under which PEMEX has agreed to supply us with pet coke for our cement plants through 2022 and 2023. However, during the past years, the volumes delivered by PEMEX to our operations in Mexico have been affected as a result of operational issues at PEMEX’s refineries. In general, we believe our operations in Mexico would be able to purchase pet coke in the open market, if needed, to make up for any quantities not supplied by PEMEX. The PEMEX pet coke contracts have somewhat helped in reducing the volatility of our fuel costs for our operations in Mexico. In addition, in 1992, our operations in Mexico began using alternative fuels to further reduce the consumption of residual fuel oil and natural gas. These alternative fuels represented 17% of the total fuel consumption for our cement plant operations in Mexico in 2020. For additional information, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Contractual Obligations.”

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

In connection with the beginning of full commercial operations of Ventika S.A.P.I. de C.V. and Ventika II S.A.P.I. de C.V. wind farms (jointly, “Ventikas”), located in the Mexican state of Nuevo León, with a combined generation capacity of 252 MW, we agreed to acquire a portion of the energy generated by Ventikas for our Mexican plants for a period of 20 years, which began in April 2016. During 2020, Ventikas supplied 11% of CEMEX’s overall electricity needs in Mexico. This agreement is for CEMEX’s own use and as of the date of this annual report CEMEX does not intend to engage in energy trading. In 2017, we signed a contract with Energía Azteca X, a natural gas combined cycle plant located in Mexicali, Baja California. This plant started supplying energy to the CEMEX Ensenada plant in November 2018. In 2020, we consumed 64% of the CEMEX Ensenada electric energy needs from Energía Azteca X.

On October 24, 2018, in order to take advantage of lower electric energy prices, we entered into agreements for a period of 20 years with Tuli Energía, S. de R.L. de C.V. (“Tuli Energía”) and Helios Generación, S. de R.L. de C.V. (“Helios Generación”) to acquire a portion of the energy generated by such solar projects. The solar plants located in the Mexican state of Zacatecas have a combined generation capacity of 300 MW. These solar plants started producing test energy in September 2019, and the effective commencement date of such agreements was December 21, 2019 for Tuli Energía and April 22, 2020 for Helios Generación.

We have, from time to time, purchased hedges from third parties to reduce the effect of volatility in energy prices in Mexico. See “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Contractual Obligations.” Additionally, a CEMEX’s subsidiary participated as a buyer in the third long-term power auction organized in 2017 by the National Center for Energy Control (Centro Nacional de Control de Energía) (“CENACE”) (the independent system operator) and has been allocated a 20-year contract, that started in November 2020. The contract is for 16,129 clean energy certificates per year for compliance with legal requirements and 14.9 GWh/a of electric power.

Description of Properties, Plants and Equipment. As of December 31, 2020, we had 15 wholly-owned cement plants (of which two were temporarily inactive) with a cement installed capacity of 26.4 million tons per year and proportional interests through associates in three other cement plants located throughout Mexico. We have exclusive access to limestone quarries and clay reserves near each of our plant sites in Mexico. We estimate that, as of December 31, 2020, the limestone and clay permitted proven and probable reserves of our operations in Mexico had an average remaining life of 135 and 104 years, respectively, assuming 2016-2020 average annual cement production levels. As of December 31, 2020, all our producing plants in Mexico utilized the dry process. See “Item 3—Key Information—COVID-19 Outbreak” for more information on the impact of certain measures being taken by the governments of the countries in which we operate regarding temporary halts in production at our operating facilities to stop the spread of COVID-19.

As of December 31, 2020, we had a network of 92 land distribution centers in Mexico, which are supplied through a fleet of our own trucks and rail cars, as well as leased trucks and rail facilities, and operated eight marine terminals. In addition, we had 250 ready-mix concrete plants (60 were temporarily inactive) throughout 66 cities in Mexico, more than 2,200 ready-mix concrete delivery trucks and 12 aggregates quarries (one was temporarily inactive).

Capital Expenditures. We made capital expenditures of $168 million in 2018, $199 million in 2019 and $144 million in 2020. As of December 31, 2020, we expected to make capital expenditures of over $193 million in our operations in Mexico during 2021, however, this amount could change based on the development of the COVID-19 pandemic and other factors and any impact they could have on our business prospects. See “Item 3—Key Information—COVID-19 Outbreak” for more information on our capital expenditures.

United States

Overview. For the year ended December 31, 2020, our operations in the United States represented 29% of our revenues in Dollar terms before eliminations resulting from consolidation. As of December 31, 2020, our operations in the United States represented 16% of our total installed cement capacity and 46% of our total assets. As of December 31, 2020, CEMEX, Inc. was the main holding company of our operating subsidiaries in the United States.

As of December 31, 2020, we had a cement manufacturing capacity of 14.1 million tons per year in our operations in the United States. As of December 31, 2020, we operated a geographically diverse base of 10 cement plants (two were temporarily inactive) located in Alabama, California, Colorado, Florida, Georgia, Pennsylvania, Tennessee and Texas. As of that date, we also operated 35 (four temporarily inactive) rail, truck or water-served active cement distribution terminals and 11 deep-water import terminals (two were temporarily inactive) in the United States. As of December 31, 2020, we had 335 ready-mix concrete plants (46 were temporarily inactive) located in Alabama, Arizona, California, Florida, Georgia, Nevada, Tennessee, Texas and Virginia and 60 aggregates facilities (14 were temporarily inactive) in Arizona, California, Florida, Georgia, Nevada, South Carolina and Texas.

On September 23, 2013, we and Concrete Supply Company, a leading producer of ready-mix concrete throughout North and South Carolina, entered into a joint venture agreement and formed a joint venture company named Concrete Supply Co. LLC, in which Concrete Supply Holdings Co. holds a majority ownership stake in and acts as the managing member. This joint venture is a leading concrete supplier in North and South Carolina with strong local management.

In February 2015, we completed an asset swap with Vulcan Materials Company, under which CEMEX exchanged its asphalt plants in Arizona and Sacramento, California for 12 ready-mix concrete plants in California. Under the agreement, CEMEX continues supplying aggregates to the exchanged asphalt plants. Also, CEMEX is able to capture incremental cement sales to the acquired ready-mix concrete plants. Given the operations and strategic focus in these markets, we expect each party should earn a higher return on the exchanged assets and continue serving its customers efficiently. This swap was a cash-free transaction.

See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Asset Divestiture Plans” for more information regarding our assets in the United States.

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

Prior to the impact of the COVID-19 pandemic, the construction industry had showed signs of a slow recovery from the financial crisis experienced during 2008 and 2009, which was the worst downturn in over 70 years. The construction industry was hit particularly hard during this financial crisis due to the collapse of the housing sector. Housing starts fell 73% from a peak of 2.1 million units in 2005 to only 554,000 units in 2009. The decline in housing and other construction activity resulted in a 45% decline in cement demand from 2005 to 2010. The economic recovery had proceeded at a relatively moderate pace, with real GDP average annual growth of 2.3% since 2011 through the end of 2019. With the economy growing again, the construction sector stabilized in 2010 and joined the economy-wide recovery in 2011. The excess vacant inventory in the housing sector has been absorbed and existing home inventories for sale have declined to below normal levels across the nation, which together have supported an increase in housing prices for 2017, 2018 and 2019 of about 16%. Housing starts increased by 223% from 554 thousand units in 2009 to 1.3 million units in 2019. Housing starts in 2019 increased by 3% from 2018 to 1.3 million units, which remains below the historical steady state level. The industrial-and-commercial sector had also been growing with nominal spending up 8% from 2014 to 2019. Industrial-and-commercial nominal spending decreased by 2% in 2019. The public sector, which has lagged compared to the other construction sectors in this recovery, recorded a spending increase of 9% in 2019. Cement demand had been increasing annually since 2014 with an estimated growth of 3.2% in 2019 after an increase of 21% from 2013 to 2018. As of December 31, 2020, the Portland Cement Association is forecasting a 0.8% increase in cement demand in the United States for 2021, but as of the date of this annual report we are not able to assess whether the cement demand in the United States will increase or not during 2021 because of the effects of the COVID-19 pandemic. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The COVID-19 outbreak could materially adversely affect our financial condition and results of operations” for more information on the risk of lower demand for our products and services.

Competition. As of December 31, 2020, the cement industry in the United States was highly competitive, including national and regional cement producers in the United States. As of December 31, 2020, our principal competitors in the United States were LafargeHolcim, Buzzi-Unicem, HeidelbergCement AG (“Heidelberg”) and CRH.

As of December 31, 2020, the independent U.S. ready-mix concrete industry was highly fragmented. According to the National Ready Mixed Concrete Association (“NRMCA”), it is estimated that as of December 31, 2020 there were about 6,500 ready-mix concrete plants that produce ready-mix concrete in the United States and about 65,000 ready-mix concrete mixer trucks that delivered the concrete to the point of placement. The NRMCA estimates that, as of December 31, 2020, the value of ready-mix concrete produced by the industry was approximately $35 billion per year. Given that the concrete industry has historically consumed approximately 75% of all cement produced annually in the United States, many cement companies choose to develop concrete plant capabilities. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The COVID-19 outbreak could materially adversely affect our financial condition and results of operations” and “Item 3—Key Information—COVID-19 Outbreak” for more information on how the ready-mix concrete industry in the United States could be affected by the COVID-19 pandemic.

Aggregates are widely used throughout the United States for all types of construction because they are the most basic materials for building activity. The United States Geological Survey (“USGS”) estimates over 2.4 billion tons of aggregates were produced in 2020, a decrease of about 1% over 2019. As of December 31,

2020, crushed stone accounted for 60% of aggregates consumed, sand & gravel 39%, and slag 1%. These products are produced in all 50 states and had a value of $27.7 billion as of December 31, 2020. The United States aggregates industry is highly fragmented and geographically dispersed. The top ten producing states represented more than 50% of all production as of year-end 2020. According to the USGS, during 2020, an estimated 3,870 companies operated 6,800 sand and gravel sites and 1,410 companies operated 3,440 crushed stone quarries in the 50 states.

Our Operating Network in the United States

The maps below reflect the location of our operating assets, including our cement plants and cement terminals in the United States as of December 31, 2020.

Products and Distribution Channels

Cement. For the year ended December 31, 2020, our cement operations represented 30% of revenues for our operations in the United States, before eliminations resulting from consolidation in Dollar terms. In the United States, we deliver a substantial portion of cement by rail, which occasionally goes directly to customers. Otherwise, shipments go to distribution terminals where customers pick up the product by truck or we deliver the product by truck. The majority of our cement sales in the United States are made directly to users of gray portland and masonry cements, generally within a radius of approximately 200 miles of each plant.

Ready-Mix Concrete. For the year ended December 31, 2020, our ready-mix concrete operations represented 43% of revenues for our operations in the United States, before eliminations resulting from consolidation in Dollar terms. Our ready-mix concrete operations in the United States purchase most of their cement aggregates requirements from our cement operations in the United States. Our ready-mix concrete products are mainly sold to residential, commercial and public contractors and to building companies.

Aggregates. For the year ended December 31, 2020, our aggregates operations represented 18% of revenues for our operations in the United States, before eliminations resulting from consolidation in Dollar terms. We estimate that, as of December 31, 2020, the crushed stone quarries and sand/gravel pits permitted proven and probable reserves of our operations in the United States had an average remaining life of 41 years assuming 2016-2020 average annual aggregates production levels. Our aggregates are consumed mainly by our internal operations and by our trade customers in the ready-mix, concrete products and asphalt industries.

Production Costs. The largest cost components of our plants are usually electricity and fuel, which accounted for 21% of our total production costs of our cement operations in the United States in 2020. As of December 31, 2020, we had been implementing a program expected to gradually replace coal with more economic fuels, such as pet coke, tires and other alternative fuels, which has resulted in reduced energy costs. By retrofitting our cement plants to handle alternative energy fuels, we believe we have gained more flexibility in supplying our energy needs and have become less vulnerable to potential price spikes in energy. In 2020, the increased use of alternative fuels helped to offset the effect on our fuel costs of increasing coal prices. Power costs in 2020 represented 10% of the cash manufacturing cost of our cement operations in the United States, which represents production cost before depreciation. We aim to improve the efficiency of our electricity usage of our cement operations in the United States, concentrating our manufacturing activities in off-peak hours and negotiating lower rates with electricity suppliers.

Description of Properties, Plants and Equipment. As of December 31, 2020, we operated 10 cement manufacturing plants in the United States (two were temporarily inactive), and had a total installed cement capacity of 14.1 million tons per year. We estimate that, as of December 31, 2020, the limestone permitted proven and probable reserves of our operations in the United States had an average remaining life of 49 years, assuming 2016-2020 average annual cement production levels. As of that date, we operated a distribution network of 35 cement terminals (four were temporarily inactive) and 11 deep-water import terminals (two were temporarily inactive). All of our 10 cement production facilities in 2020 were wholly-owned by CEMEX, Inc. As of December 31, 2020, CEMEX, Inc. had 335 wholly-owned ready-mix concrete plants (46 were temporarily inactive) and operated a total of 60 aggregates quarries (14 were temporarily inactive). As of December 31, 2020, we distributed fly ash through four terminals. As of that date, we also owned 13 concrete block facilities. Considering mainly the negative effects of the COVID-19 pandemic on certain idle assets that will remain closed for the foreseeable future in relation to the estimated sales volumes and our ability to supply demand by achieving efficiencies in other operating assets, during 2020, we recognized non-cash impairment losses of $76 million in relation to assets in the United States mainly the North Brooksville plant. See “Item 3—Key Information—COVID-19 Outbreak” for more information on the temporary shut-down of a few ready-mix concrete plants in the San Francisco area as a result of COVID-19.

In the United States, we have continued to take a number of actions to streamline our operations and improve productivity, including temporary capacity adjustments and rationalizations in some of our cement plants, and shutdowns of ready-mix concrete and block plants and aggregates quarries. As of December 31, 2020, we were utilizing approximately 86% of our ready-mix concrete plants, 65% of our block manufacturing plants and 73% of our aggregates quarries in the United States.

Capital Expenditures. We made capital expenditures of $405 million in 2018, $398 million in 2019 and $284 million in 2020 in our operations in the United States. As of December 31, 2020, we had expected to make capital expenditures of $376 million in our operations in the United States during 2021, however, this amount could change based on the development of the COVID-19 pandemic and other factors and any impact they could have on our business prospects. See “Item 3—Key Information—COVID-19 Outbreak” for more information on our capital expenditures.

EMEAA

For the year ended December 31, 2020, our business in the EMEAA region, which includes our operations in the EMEAA region and the Rest of EMEAA segment, as described below, represented 32% of our revenues before eliminations resulting from consolidation. As of December 31, 2020, our operations in the EMEAA region represented 39% of our total installed capacity and 24% of our total assets.

As of December 31, 2020, as part of our “Operation Resilience” strategy, we continue to completely transform the way our EMEAA region is organized. We continue to fully transition from country-based organization to functional, product-focused organization across the whole region. Once completed, these changes are expected to result in higher efficiencies and faster implementation of actions to serve our customers better and increase our profitability.

Our Operations in the United Kingdom

Overview. For the year ended December 31, 2020, our operations in the United Kingdom represented 5% of our revenues in Dollar terms, before eliminations resulting from consolidation in Dollar terms. As of December 31, 2020, our operations in the United Kingdom represented 5% of our total assets.

As of December 31, 2020, we were a leading provider of building materials in the United Kingdom with vertically integrated cement, ready-mix concrete, aggregates and asphalt operations, and were are also an important provider of concrete and precast materials solutions such as concrete blocks, concrete block paving, flooring systems and sleepers for rail infrastructure.

On August 3, 2020, through an affiliate in the United Kingdom, we closed the sale of certain assets to Breedon for an amount of $230 million, including $30 million of debt. The assets included 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of our paving solutions business in the United Kingdom. After completion of this divestiture, we maintain a significant footprint in key operating geographies in the United Kingdom related with the production and sale of cement, ready-mix, aggregates, asphalt and paving solutions, among others. As of December 31, 2019, the assets and liabilities associated with this segment in the United Kingdom were presented in the statement of financial position within the line items of “Assets held for sale,” including a proportional allocation of goodwill of $47 million, and “Liabilities directly related to assets held for sale,” respectively. Moreover, the operations related to this segment for the period from January 1 to August 3, 2020, which includes a loss on sale of $57 million net of the proportional allocation of goodwill mentioned above, and for the years ended December 31, 2017, 2018 and 2019 are presented in our statements of operations net of tax in the single line item “Discontinued operations.”

Industry. According to the U.K. Office for National Statistics, total construction output decreased by 12.5% in 2019, as compared to a 1.8% increase in 2020. New construction orders decreased by 12.8% in the full year

2020. Private housing starts decreased 25.4% in the full year 2020 according to the Ministry of Housing. Industrial & Commercial construction output decreased 18.3% weighed down by the commercial sector which decreased 18.4% (after a decline of 2.2% in 2019) as a result of Brexit-related uncertainty. Infrastructure decreased 3.9% in 2020. As of December 31, 2020, the official data corresponding to 2020 has not been released by the Mineral Products Association, but as of the date of this annual report we estimate that domestic cement demand contracted in 2020 compared to 2019. Ready-mix concrete consumption in the full year 2020 contracted by 18.2%.

Competition. As of December 31, 2020, our primary competitors in the United Kingdom are: Tarmac (owned by CRH after divestments by Lafarge and Holcim during their merger), Hanson (a subsidiary of Heidelberg), Aggregate Industries (a subsidiary of LafargeHolcim) and Breedon, which acquired Hope Construction Materials (owned by Mittal Investments). In addition, during 2020 an estimated 2.5 million tons of cement were imported to the United Kingdom by various players including CRH, LafargeHolcim, Heidelberg and other independents, with products that compete with ours increasingly arriving from over-capacity markets including Ireland, Spain and Greece.

Our Operating Network in the United Kingdom

Products and Distribution Channels

Cement. For the year ended December 31, 2020, our cement operations represented 20% of revenues for our operations in the United Kingdom before eliminations resulting from consolidation in Dollar terms. About 76.6% of our United Kingdom cement sales were of bulk cement, with the remaining 23.4% in bags. Our bulk cement is mainly sold to ready-mix concrete, concrete block and pre-cast product customers and contractors. Our bagged cement is primarily sold to national builders’ merchants.

Ready-Mix Concrete. For the year ended December 31, 2020, our ready-mix concrete operations represented 27% of revenues for our operations in the United Kingdom before eliminations resulting from consolidation in Dollar terms. Special products, including self-compacting concrete, fiber-reinforced concrete, high strength concrete, flooring concrete and filling concrete, represented 19.3% of our 2020 United Kingdom sales volume. In 2020, our ready-mix concrete operations in the United Kingdom purchased 90.5% of its cement requirements from our cement operations in the United Kingdom and 78.4% of its aggregates requirements from our aggregates operations in the United Kingdom. Our ready-mix concrete products are mainly sold to public, commercial and residential contractors.

Aggregates. For the year ended December 2020, our aggregates operations represented 31% of revenues for our operations in the United Kingdom before eliminations resulting from consolidation in Dollar terms. In 2020, our United Kingdom aggregates sales were divided as follows: 54% were sand and gravel and 46% were limestone. In 2020, 32.6% of our aggregates volumes were obtained from marine sources along the United Kingdom’s coast. In 2020, 34.4% of our United Kingdom aggregates production was consumed by our own ready-mix concrete operations as well as our asphalt, concrete block and precast operations. We also sell aggregates to major contractors to build roads and other infrastructure projects.

Cement Production Costs. In 2020, fixed production costs decreased by 19% driven by the mothballing of the South Ferriby Plant and COVID-19-related savings (Furlough & Maintenance). Variable costs decreased by 6.3% in absolute terms, primarily as a result of lower volumes, partially offset by increased purchased cement cost following the closure of South Ferriby. During 2020, we continued to implement our cost reduction programs through our use of alternative fuels.

Ready-Mix Concrete Production Costs. In 2020, fixed production costs decreased by 10.9%, as compared to fixed production costs in 2019, due to significant wages & salary savings through the UK government furlough scheme as well as reduced maintenance and rentals cost due to closed sites. 2019 also saw increased product liability expenses, not experienced in 2020.

Aggregates Production Costs. In 2020, fixed production costs increased by 0.6% as compared to 2019 fixed production costs due to exceptional insurance, product liability and legal provision cost and inflationary increases across the cost base offset by COVID-19-related savings.

Description of Properties, Plants and Equipment. As of December 31, 2020, we had two cement plants (one was inactive) and one clinker grinding facility in the United Kingdom. Assets in operation at year-end 2020 represent an installed cement capacity of 3.6 million tons per year, this is a reduction from 2019 due to the mothballing of South Ferriby. We estimate that, as of December 31, 2020, the limestone and clay permitted proven and probable reserves of our operations in the United Kingdom had an average remaining life of 51 and 45 years, respectively, assuming 2016-2020 average annual cement production levels. As of December 31, 2020, we also owned two cement import terminals and operated 141 ready-mix concrete plants (138 fixed and three mobile, of which 13 and three were temporarily inactive, respectively) and 40 aggregates quarries (11 were temporarily inactive) in the United Kingdom. In addition, we had operating units dedicated to the asphalt, concrete blocks, concrete block paving, sleepers and flooring businesses in the United Kingdom.

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

Capital Expenditures. We made capital expenditures of $61 million in 2018, $67 million in 2019 and $55 million in 2020 in our operations in the United Kingdom. As of December 31, 2020, we expected to make capital expenditures of $98 million in our operations in the United Kingdom during 2021, however, this amount could change based on the development of the COVID-19 pandemic and other factors and any impact they could have on our business prospects. See “Item 3—Key Information—COVID-19 Outbreak” for more information on our capital expenditures.

Our Operations in France

Overview. As of December 31, 2020, we were a leading ready-mix concrete producer and a leading aggregates producer in France. For the year ended December 31, 2020, our ready-mix concrete operations represented 65% and our aggregates and other businesses represented 35% of revenues for our operations in France before eliminations resulting from consolidation in Dollar terms. We distribute most of our materials by road and a significant quantity by waterways, seeking to maximize the use of this efficient and sustainable alternative. For the year ended December 31, 2020, our operations in France represented 6% of our revenues in Dollar terms, before eliminations resulting from consolidation. As of December 31, 2020, our operations in France represented 4% of our total assets.

Industry. According to the National Institute of Statistics and Economic Studies, housing starts in the residential sector decreased by 6.9% in 2020 compared to 2019. Non-residential starts (m2) decreased by 16.3% in 2020 compared to 2019 and demand from the public works sector decreased by 12.5% over the same period. According to National Union of Quarrying and Building Materials Industries (French Association), ready-mix concrete consumption decreased by 9.7% year to date up to November 2020.

Competition. As of December 31, 2020, our main competitors in the ready-mix concrete market in France included LafargeHolcim, Heidelberg, CRH and Vicat SA (“Vicat”), and our main competitors in the aggregates market in France included LafargeHolcim, Heidelberg, Colas (Bouygues) and Eurovia (Vinci). In France, we rely on sourcing cement from third parties, while many of our major competitors in ready-mix concrete are subsidiaries of French cement producers.

Our Operating Network in France

Description of Properties, Plants and Equipment. As of December 31, 2020, we operated 216 ready-mix concrete plants in France, one marine cement terminal located in Le Havre, on the northern coast of France, 21 land distribution centers, 48 aggregates quarries (one was temporarily inactive) and 10 river ports.

Capital Expenditures. We made capital expenditures of $44 million in 2018, $38 million in 2019 and $62 million in 2020 in our operations in France. As of December 31, 2020, we expected to make capital expenditures of $49 million in our operations in France during 2021, however, this amount could change based on the development of the COVID-19 pandemic and other factors and any impact they could have on our business prospects. See “Item 3—Key Information—COVID-19 Outbreak” for more information on our capital expenditures.

Our Operations in Germany

Overview. For the year ended December 31, 2020, our operations in Germany represented 4% of our revenues in Dollar terms, before eliminations resulting from consolidation. As of December 31, 2020, our operations in Germany represented 1% of our total assets. For the year ended December 31, 2020, cement represented 35%, ready-mix concrete 34% and our aggregates and other businesses 31% of revenues in Dollar terms from our operations in Germany before intra-sector eliminations within the segment and before eliminations resulting from consolidation. As of December 31, 2020, we were a leading provider of building materials in Germany, with vertically integrated cement, ready-mix concrete and aggregates businesses

Industry. According to DESTATIS, the German Federal Statistical Office, total construction output in Germany increased by 2.6% in 2020, compared to 2019 with both infrastructure and buildings posting positive growth rates (5.7% and 2.1%, respectively).

Competition. As of December 31, 2020, our primary competitors in the cement market in Germany were Heidelberg, Dyckerhoff (a subsidiary of Buzzi-Unicem), LafargeHolcim, CRH and Schwenk, a local German competitor. These competitors, along with CEMEX in Germany, represented a market share of above 95%, as estimated by us, for 2020. The ready-mix concrete and aggregates markets in Germany are fragmented and regionally heterogeneous, with many local competitors. The consolidation process in the ready-mix concrete and aggregates markets is moderate.

Our Operating Network in Germany

Description of Properties, Plants and Equipment. As of December 31, 2020, we operated one cement plant and one cement grinding mill in Germany and our installed cement capacity was 3.1 million tons per year. We estimate that, as of December 31, 2020, the limestone permitted proven and probable reserves of our operations in Germany had an average remaining life up to 36 years, assuming 2016-2020 average annual cement production levels. As of December 31, 2020, our operations in Germany also included 59 ready-mix concrete plants (one was temporarily inactive), 14 aggregates quarries (three were temporarily inactive) and two land distribution centers.

Capital Expenditures. We made capital expenditures of $27 million in 2018, $25 million in 2019 and $24 million in 2020 in our operations in Germany. As of December 31, 2020, we expected to make capital expenditures of $28 million in our operations in Germany during 2021, however, this amount could change based on the development of the COVID-19 pandemic and other factors and any impact they could have on our business prospects. See “Item 3—Key Information—COVID-19 Outbreak” for more information on our capital expenditures.

Our Operations in Spain

Overview. For the year ended December 31, 2020, our operations in Spain represented 2% of our revenues in Dollar terms, before eliminations resulting from consolidation. As of December 31, 2020, our operating business in Spain represented 4% of our total assets.

On March 29, 2019, we entered into a binding agreement with Çimsa Çimento Sanayi Ve Ticaret A.Ş.to divest our white cement business outside Mexico and the United States for an initial price of $180 million, including our Buñol cement plant in Spain and our white cement customers list. The closing of the transaction is subject to certain closing conditions, including requirements set by regulators. As of the date of this annual report, we expect to close the transaction during the second half of 2021.

Industry. According to preliminary data, in 2020, construction investment declined by 15.8% compared to 2019 primarily driven by housing, with a 18.6% decline, while the non-residential sector decreased by 12% in the full year 2020.

According to the Spanish Cement Producers Association (Agrupación de Fabricantes de Cemento de España) (“OFICEMEN”), as of the date of this annual report, total cement consumption in Spain reached approximately 13.29 million tons in 2020, decreasing 9.7% compared to 2019.

As of December 31, 2020, cement exports from Spain amounted to 3.3 million tons. In recent years, Spanish cement and clinker export volumes have fluctuated, reflecting the rapid changes in demand in the Mediterranean basin as well as the strength of the Euro and changes in the domestic market. According to OFICEMEN, these total export volumes decreased 10% in 2018, decreased by 23% in 2019 and remained flat in 2020 compared to 2019.

Competition. According to our estimates, as of December 31, 2020, we were one of the largest multinational producers of clinker and cement in Spain. Competition in the ready-mix concrete industry is intense in large urban areas. The overall high degree of competition in the Spanish ready-mix concrete industry is reflected in the multitude of offerings from a large number of concrete suppliers. We have focused on developing value-added products and attempting to differentiate ourselves in the marketplace. The distribution of ready-mix concrete remains a key component of our business strategy in Spain.

Our Operating Network in Spain

Products and Distribution Channels

Cement. For the year ended December 31, 2020, our cement operations represented 64% of revenues for our operations in Spain before eliminations resulting from consolidation in Dollar terms. We offer various types of cement in Spain, targeting specific products to specific markets and users. In 2020, 14% of the domestic sales volume of our main operating subsidiary in Spain consisted of bagged cement, and the remainder of its domestic sales volume consisted of bulk cement, primarily to ready-mix concrete operators, including sales to our other operations in Spain, as well as industrial customers that use cement in their production processes and construction companies.

Ready-Mix Concrete. For the year ended December 31, 2020, our ready-mix concrete operations represented 23% of revenues for our operations in Spain before eliminations resulting from consolidation in Dollar terms. Our ready-mix concrete operations in Spain in 2020 purchased almost 92% of their cement requirements from our cement operations in Spain and 51% of their aggregates requirements from our aggregates operations in Spain.

Aggregates. For the year ended December 31, 2020, our aggregates operations represented 7% of revenues for our operations in Spain before eliminations resulting from consolidation in Dollar terms.

Exports. Exports of cement and clinker by our operations in Spain, which represented 7% of revenues for our operations in Spain before eliminations resulting from consolidation, increased 33% in 2020 compared to 2019, primarily as a result of better mix of cement/clinker mix and targeting markets with higher prices. Of our total exports from Spain in 2020, 33% consisted of gray portland cement and 67% of clinker. Of our total gray cement and clinker export volumes from our operations in Spain during 2020, 85% were to the United Kingdom.

Production Costs. We have improved the efficiency of our operations in Spain by introducing technological improvements that have significantly reduced our energy costs, including the use of alternative fuels, in accordance with our cost reduction efforts. In 2020, we used organic waste, tires and plastics as fuel, achieving a 51% substitution rate for pet coke in our gray and white clinker kilns for the year.

Description of Properties, Plants and Equipment. As of December 31, 2020, including the plant we are divesting in Buñol, our operations in Spain included seven cement plants located in Spain with an annual installed cement capacity of 9.9 million tons. As of that date, we also had 29 operative distribution centers, including 20 land and nine marine terminals, 71 ready-mix concrete plants (32 were temporarily inactive), 22 aggregates quarries (nine were temporarily inactive) and eight mortar plants. We estimate that, as of December 31, 2020, the limestone and clay permitted proven and probable reserves of our operations in Spain had an average remaining life of 97 and 36 years, respectively, assuming 2016-2020 average annual cement production levels. Considering the negative effects of the COVID-19 pandemic on certain idle assets that will remain closed for the foreseeable future in relation to the estimated sales volumes and our ability to supply demand by achieving efficiencies in other operating assets, during 2020, we recognized non-cash impairment losses for $135 million referring to the Lloseta and Gador plants in Spain. See “Item 3—Key Information—COVID-19 Outbreak” for more information on the impact on our operating facilities as a result of COVID-19.

Capital Expenditures. We made capital expenditures of $27 million in 2018, $34 million in 2019 and $22 million in 2020 in our operations in Spain. As of December 31, 2020, we expected to make capital expenditures of $38 million in our operations in Spain during 202, however, this amount could change based on the development of the COVID-19 pandemic and other factors and any impact they could have on our business prospects. See “Item 3—Key Information—COVID-19 Outbreak” for more information on our capital expenditures.

Our Operations in the Philippines

Overview. As of December 31, 2020, on a consolidated basis through various subsidiaries, CEMEX España indirectly held 100% of CASE, which in turn owned 77.84% of the outstanding share capital of CHP. As of December 31, 2020, CHP directly and indirectly owned 100% of our two principal operating subsidiaries in the Philippines, Solid Cement Corporation (“Solid Cement”) and APO Cement Corporation (“APO”). For the year ended December 31, 2020, our operations in the Philippines represented 3% of our revenues before eliminations resulting from consolidation in Dollar terms. As of December 31, 2020, our operations in the Philippines represented 3% of our total assets.

As of December 31, 2020, CHP was investing in a new 1.7 million ton integrated cement production line at CEMEX’s Solid Cement Plant located in Luzon, Philippines (the “Solid Cement Plant”) with an estimated total investment of $234 million. Upon completion, this new line should nearly double the capacity of the Solid Cement Plant and will represent a 27% increase in our cement capacity in the Philippines. In October 2018, we entered into principal project agreements with CBMI Construction Co., Ltd, an affiliate of Sinoma International Engineering Co., Ltd., for the procurement, construction and installation of the new line. On April 25, 2019, Solid Cement held its ceremonial groundbreaking for the new line. Various works were already ongoing, including the mobilization of equipment and site development. As of the end of 2020, civil works, mainly related to excavation and foundation works for the different buildings and structures of the project, were in progress. In addition, the kiln and vertical cement mill for the new line are already at the plant. As of December 31, 2020, the new line was estimated to start operations by the second quarter of 2021. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The COVID-19 outbreak could materially adversely affect our financial condition and results of operations” and “Item 3—Key Information—COVID-19 Outbreak” for more information on our capital expenditures.

Competition. As of December 31, 2020, our major competitors in the Philippine cement market were LafargeHolcim, Republic, Eagle, Northern, Goodfound, Taiheiyo, Mabuhay, and Big Boss.

Description of Properties, Plants and Equipment. As of December 31, 2020, our operations in the Philippines included two cement plants with an annual installed cement capacity of 5.7 million tons, exclusive access to four quarries to supply raw materials to our cement plants, 23 land distribution centers and six marine distribution terminals. We estimate that, as of December 31, 2020, the limestone and clay permitted proven and probable reserves accessed by our operations in the Philippines had an average remaining life of 38 years for Solid Cement and 21 years for APO, assuming 2016-2020 average annual cement production levels. See “Item 3—Key Information—COVID-19 Outbreak” for more information on the impact of certain measures being taken by the governments of the countries in which we operate regarding temporary halts in production at our operating facilities to stop the spread of COVID-19.

Cement. For the year ended December 31, 2020, our cement operations represented 99% of revenues for our operations in the Philippines before eliminations resulting from consolidation in Dollar terms.

Capital Expenditures. We made capital expenditures of $36 million in 2018, $84 million in 2019 and $82 million in 2020 in our operations in the Philippines. As of December 31, 2020, we expected to make capital expenditures of $93 million in our operations in the Philippines during 2021, however, this amount could change based on the development of the COVID-19 pandemic and other factors and any impact they could have on our business prospects. See “Item 3—Key Information—COVID-19 Outbreak” for more information on our capital expenditures.

Our Operations in Israel

Overview. We are a leading producer and supplier of raw materials for the construction industry in Israel. In addition to ready-mix concrete and aggregates, we produce a diverse range of building materials and infrastructure products in Israel. As of December 31, 2020, we operated 62 ready-mix concrete plants, seven aggregates quarries, one sand pit, two concrete products plant, one admixtures plant and one limestone factory in Israel. For the year ended December 31, 2020, our operations in Israel represented 5% of our revenues before eliminations resulting from consolidation in Dollar terms and 3% of our total assets.

Capital Expenditures. We made capital expenditures of $27 million in 2018, $33 million in 2019 and $28 million in 2020 in our operations in Israel. As of December 31, 2020, we expected to make capital expenditures of $40 million in our operations in Israel during 2021, however, this amount could change based on the development of the COVID-19 pandemic and other factors and any impact they could have on our business prospects. See “Item 3—Key Information—COVID-19 Outbreak” for more information on our capital expenditures.

Rest of EMEAA

As of December 31, 2020, our operations in the Rest of EMEAA segment consisted primarily of our operations in Poland, the Czech Republic, Croatia, Egypt and the UAE. These operations represented 7% of our revenues, before eliminations resulting from consolidation in Dollar terms, for the year ended December 31, 2020, and 4% of our total assets as of December 31, 2020. As of December 31, 2020, we expected to make capital expenditures of 69 million in the Rest of EMEAA segment during 2021. As of the date of this annual report, the expected capital expenditures to be made in our operations that make up our Rest of EMEAA segment during 2021 are under review as a result of measures taken by CEMEX to mitigate potential risks posed by the spread of COVID-19. See “Item 3—Key Information—COVID-19 Outbreak” for more information on our capital expenditures.

Our Operations in Poland

Overview. As of December 31, 2020, we were a leading provider of building materials in Poland, serving the cement, ready-mix concrete and aggregates markets. As of December 31, 2020, we operated two cement plants and one grinding mill with an installed cement capacity of 3.8 million tons per year. As of December 31, 2020, we also operated 42 ready-mix concrete plants, six aggregates quarries, two distribution centers and two marine terminals in Poland.

Industry. Preliminary estimates suggest that total cement consumption in Poland reached approximately 20 million tons in 2020, slightly increasing from 2019.

Competition. As of December 31, 2020, our primary competitors in the cement, ready-mix concrete and aggregates markets in Poland were Heidelberg, LafargeHolcim, CRH, Dyckerhoff and Miebach.

Capital Expenditures. We made capital expenditures of $36 million in 2018, $32 million in 2019 and $19 million in 2020 in our operations in Poland. As of December 31, 2020, we expected to make capital expenditures of $32 million in our operations in Poland during 2021, however, this amount could change based on the development of the COVID-19 pandemic and other factors and any impact they could have on our business prospects. See “Item 3—Key Information—COVID-19 Outbreak” for more information on our capital expenditures.

Our Operations in the Czech Republic

Overview. As of December 31, 2020, we were a leading producer of ready-mix concrete and aggregates in the Czech Republic. We also distribute cement in the Czech Republic. As of December 31, 2020, we operated one cement plant and one grinding mill with annual cement installed capacity of 1.7 million tons, one cement terminal and one admixtures plant in the Czech Republic. As of December 31, 2020, we also operated 72 ready-mix concrete plants (four of which were temporarily inactive), two mobile equipment producing concrete and 15 aggregates quarries in the Czech Republic.

Industry. According to the Czech Statistical Office, total construction output in the Czech Republic decreased by 7.7% in 2020 (seasonally adjusted). The decrease was mainly caused by the impact of the COVID-19 pandemic on the construction sector (such as delayed or postponed projects or reduced workforce).

According to the Czech Cement Association, total cement consumption in the Czech Republic reached year-over-year growth of 5.5% in the first half of 2020. As of the date of this annual report, the specific full-year data for 2020 will be provided by the Czech Cement Association in July 2021. According to our estimates, in 2020, the decline of total ready-mix concrete production in the Czech Republic is estimated at 3.3% and the decline of the aggregates market in the Czech Republic is estimated to remain flat in comparison with 2019.

Competition. As of December 31, 2020, our main competitors in the cement, ready-mix concrete and aggregates markets in the Czech Republic were Heidelberg, Buzzi-Unicem, LafargeHolcim, Strabag and Skanska.

Capital Expenditures. We made capital expenditures of $14 million in 2018, $16 million in 2019 and $17 million in 2020, in our operations in the Czech Republic. As of December 31, 2020, we expected to make capital expenditures of $20 million in our operations in the Czech Republic during 2021, however, this amount could change based on the development of the COVID-19 pandemic and other factors and any impact they could have on our business prospects. See “Item 3—Key Information—COVID-19 Outbreak” for more information on our capital expenditures.

Our Operations in Croatia

Overview. We were the largest cement producer in Croatia based on installed capacity as of December 31, 2020, according to our estimates. As of December 31, 2020, we had three cement plants in Croatia with an annual cement installed capacity of 2.6 million tons. As of December 31, 2020, one cement plant in Croatia was temporarily inactive. As of December 31, 2020, we also operated 11 land distribution centers, three marine cement terminals in Croatia, Bosnia and Herzegovina and Montenegro, six ready-mix concrete facilities in Croatia and Bosnia and Herzegovina and one aggregates quarry in Croatia.

Industry. According to our estimates made as of the date of this annual report, total cement consumption in Croatia, Bosnia and Herzegovina and Montenegro was almost 3.5 million tons in 2020, slightly lower than in 2019.

Competition. As of December 31, 2020, our primary competitors in the cement market in Croatia were Nexe and LafargeHolcim.

Capital Expenditures. We made capital expenditures of $4 million in 2018, $4 million in 2019 and $8 million in 2020 in our operations in Croatia. As of December 31, 2020, we expected to make capital expenditures of $4 million in our operations in Croatia during 2021, however, this amount could change based on the development of the COVID-19 pandemic and other factors and any impact they could have on our business prospects. See “Item 3—Key Information—COVID-19 Outbreak” for more information on our capital expenditures.

Our Operations in Egypt

Overview. As of December 31, 2020, we operated one cement plant in Egypt with an annual installed cement capacity of 5.4 million tons. This plant is located approximately 280 miles south of Cairo and serves the upper Nile region of Egypt, as well as Cairo and the Delta region, Egypt’s main cement market. We estimate that, as of December 31, 2020, the limestone and clay permitted proven and probable reserves of our operations in Egypt had an average remaining life of 5 and 23 years, respectively, assuming 2016-2020 average annual cement production levels. In addition, as of December 31, 2020, we also operated five ready-mix concrete plants and seven land distribution centers in Egypt. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Egypt Share Purchase Agreement” for a description of certain legal proceedings relating to the share purchase agreement, signed in November 1999 between CEMEX, S.A.B. de C.V. and state-owned Metallurgical Industries Company, pursuant to which CEMEX, S.A.B. de C.V. acquired a controlling interest in ACC.

Industry. According to the Ministry of Trade and Industry official figures and CEMEX’s estimates, based on government data (local and imported cement), the Egyptian market consumed approximately 46.0 million tons of cement during 2020. Cement consumption decreased by approximately 5.2% in 2020 compared to 2019, which was mainly attributed to the governmental construction ban. As of December 31, 2020, the cement industry in Egypt had a total of 18 cement producers, with an aggregate annual installed cement production capacity of approximately 88.5 million tons.

Competition. According to the Ministry of Investment official figures, during 2020, LafargeHolcim (Egyptian Cement Company), ACC and Heidelberg (Suez Cement, Torah Cement and Helwan Portland Cement) represented approximately 32% of the total cement production in Egypt. Other significant competitors in Egypt are Arabian (La Union), Titan (Alexandria Portland Cement and BeniSuef Cement), Amreyah (InterCement), Sinai (Vicat), South Valley, Nile Valley, El Seweedy, Arish Cement, National Company for Cement (Beni Suef plant), Aswan Medcom, Misr BeniSuef, Al Nahda and Misr Quena Cement Companies, Building Materials Industries Co. and ASEC Cement.

Capital Expenditures. We made capital expenditures of $9 million in 2018, $9 million in 2019 and $8 million in 2020 in our operations in Egypt. As of December 31, 2020, we expected to make capital expenditures of $9 million in our operations in Egypt during 2021, however, this amount could change based on the development of the COVID-19 pandemic and other factors and any impact they could have on our business prospects. See “Item 3—Key Information—COVID-19 Outbreak” for more information on our capital expenditures.

Our Operations in the UAE

Overview. As of December 31, 2020, CEMEX España held a 49% equity interest (and a 100% economic interest) in all of our main UAE companies: CEMEX Topmix LLC and CEMEX Supermix LLC, ready-mix concrete manufacturing companies, and CEMEX Falcon LLC, which specializes in the production of cement and slag, as well as in other companies in the country. We are not permitted to have a controlling interest in these companies (UAE Commercial Companies Law requires 51% ownership by UAE nationals). However, through agreements with other shareholders in these companies, we have control over the remaining 51% of the economic benefits in each of the companies. As a result, we own a 100% economic interest in all three companies. CEMEX España also indirectly held a 100% equity stake in CEMEX Arabia FZC, a company dedicated to trading activities (100% ownership is possible as it is in a free zone), which was liquidated on May 14th, 2019 and its activities transferred to CEMEX Falcon LLC. As of December 31, 2020, we owned 10 ready-mix concrete plants and one cement and slag grinding facility in the UAE with an annual installed cement capacity of 1.2 million tons, serving the markets of Dubai and Abu Dhabi as well as neighboring countries such as Oman.

Capital Expenditures. We made capital expenditures of $6 million in 2018, $4 million in 2019 and $1 million in 2020 in our operations in the UAE. As of December 31, 2020, we expected to make capital expenditures of $4 million in our operations in the UAE during 2021, however, this amount could change based on the development of the COVID-19 pandemic and other factors and any impact they could have on our business prospects. See “Item 3—Key Information—COVID-19 Outbreak” for more information on our capital expenditures.

SCA&C

For the year ended December 31, 2020, our business in the SCA&C region, which included our operations in Colombia, Panama, Caribbean TCL, the Dominican Republic and the Rest of SCA&C segment, as described below, represented 12% of our revenues before eliminations resulting from consolidation in Dollar terms. As of December 31, 2020, our operations in the SCA&C region represented 15% of our total installed capacity and 9% of our total assets.

CLH is the main holding company for CEMEX’s operations in Colombia, Panama, Costa Rica, Guatemala, Nicaragua and El Salvador.

Our Operations in Colombia

Overview. As of December 31, 2020, CEMEX Colombia was the second-largest cement producer in Colombia, based on installed cement capacity of 4.1 million tons per year as of December 31, 2020. For the year ended December 31, 2020, our operations in Colombia represented 3% of our revenues before eliminations resulting from consolidation in Dollar terms.

CEMEX Colombia has a significant market share in the cement and ready-mix concrete market in the “Urban Triangle” of Colombia comprising the cities of Bogotá, Medellín and Cali. During 2020, these three metropolitan areas accounted for approximately 38% of Colombia’s cement consumption. CEMEX Colombia’s Ibagué plant, which is strategically located in the Urban Triangle, is CEMEX Colombia’s largest plant as of December 31, 2020. CEMEX Colombia, through its Cúcuta plant and Clemencia grinding facility, is also an active participant in Colombia’s northeastern and coastal markets.

Industry. According to our estimates made as of the date of this annual report, the installed capacity for cement in Colombia was 20.4 million tons in 2020. According to the Colombian National Statistical Administrative Department (Departamento Administrativo Nacional de Estadística), total cement consumption in Colombia reached 11.2 million tons during 2020, a decrease of 10.2% from 2019, while cement exports from Colombia during 2020 reached 0.5 million tons (according to the global trade and market research platform, SICEX). We estimate that as of December 31, 2020, close to 58% of cement in Colombia was consumed by the housing and self-construction sector, while the infrastructure sector accounted for approximately 33% of total cement consumption and has been growing in recent years up to December 31, 2020. The other construction segments in Colombia, including the formal housing and commercial sectors, account for the balance of cement consumption in Colombia.

Competition. As of December 31, 2020, our two largest competitors in Colombia were Cementos Argos, which has established a leading position in the Colombian Caribbean coast, Antioquia and Southwest region markets, and LafargeHolcim in the central region of the country. We estimate that as of December 31, 2020 there were nine other local and regional competitors in Colombia.

The ready-mix concrete industry in Colombia was fairly consolidated with the top three producers accounting for approximately 68.4% of the market as of December 31, 2020. CEMEX Colombia was the second-largest ready-mix concrete producer as of December 31, 2020. The first and third-largest producers were Cementos Argos and LafargeHolcim Colombia, respectively.

The aggregates market in Colombia is highly fragmented and is dominated by the informal market. Approximately 95.6% of the aggregates market in Colombia was comprised of small independent producers as of December 31, 2020.

Our Operating Network in Colombia

Products and Distribution Channels

Cement. For the year ended December 31, 2020, our cement operations represented 58% of revenues for our operations in Colombia before eliminations resulting from consolidation in Dollar terms.

Ready-Mix Concrete. For the year ended December 31, 2020, our ready-mix concrete operations represented 23% of revenues for our operations in Colombia before eliminations resulting from consolidation in Dollar terms.

Aggregates. For the year ended December 31, 2020, our aggregates operations represented 7% of revenues for our operations in Colombia before eliminations resulting from consolidation in Dollar terms.

Description of Properties, Plants and Equipment. As of December 31, 2020, CEMEX Colombia owned two operating cement plants and two cement grinding mills, having a total installed cement capacity of 4.1 million tons. In 2020, we replaced 20.8% of our total fuel consumed in CEMEX Colombia with alternative fuels, and we had an internal electricity generating capacity of approximately 37 MW as of December 31, 2020. We estimate that, as of December 31, 2020, the limestone and clay permitted proven and probable reserves of our operations in Colombia had an average remaining life of 55 and 52 years, respectively, assuming 2016-2020 average annual cement production levels. The operating licenses for quarries in Colombia are renewed every 30 years; assuming renewal of such licenses, we estimate having sufficient limestone reserves for our operations in Colombia for over 57 years assuming 2016-2020 average annual cement production levels. As of December 31, 2020, CEMEX Colombia also operated 13 distribution centers, one mortar plant, one admixtures plant, 36 ready-mix concrete plants (seven were temporarily inactive or closed) and 10 aggregates operations (nine were temporarily inactive). See “Item 3—Key Information—COVID-19 Outbreak” for more information on the impact of certain measures being taken by the governments of the countries in which we operate regarding temporary halts in production at our operating facilities to stop the spread of COVID-19.

CEMEX Colombia is also finishing building the Maceo Plant. See “—Regulatory Matters and Legal Proceedings” and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Regulatory Matters and Legal Proceedings—Maceo,Colombia—Operational Matters” for the status of that project.

Capital Expenditures. We made capital expenditures of $22 million in 2018, $25 million in 2019 and $14 million in 2020 in our operations in Colombia. As of December 31, 2020, we expected to make capital expenditures of $57 million in our operations in Colombia during 2021, however, this amount could change based on the development of the COVID-19 pandemic and other factors and any impact they could have on our business prospects. See “Item 3—Key Information—COVID-19 Outbreak” for more information on our capital expenditures.

Our Operations in Panama

Overview. For the year ended December 31, 2020, our operations in Panama represented 1% of our revenues before eliminations resulting from consolidation in Dollar terms. For the year ended December 31, 2020, cement represented 76%, ready-mix concrete represented 16% and our aggregates and other businesses represented 8% of our revenues, respectively, in Dollar terms from our operations in Panama before intra-sector eliminations within the segment and before eliminations resulting from consolidation.

Industry. As of the date of this annual report, we estimate that approximately 0.8 million cubic meters of ready-mix concrete were sold in Panama during 2020. Cement consumption in Panama decreased 45.7% in 2020 compared to 2019, mainly due to the nearly five-month national lockdown due to the COVID-19 pandemic.

Competition. As of December 31, 2020, the cement industry in Panama included four cement producers: Cemento Bayano, Argos Panamá, an affiliate of Cementos Argos, Cemento Interoceánico, S.A., a company in which we were a minority shareholder until mid-November 2019 when we sold our shares to Cemento Progreso, S.A. and Cemento Chagres, a company that started operations during the second half of 2020 and is 100% owned by Panamanian investors.

Description of Properties, Plants and Equipment. As of December 31, 2020, our operations in Panama through Cemento Bayano operated one cement plant in Panama, with an installed cement capacity of 1.2 million tons. As of that date, Cemento Bayano also operated three ready-mix concrete plants (one was temporarily inactive) and three distribution centers (including one location at the cement plant). Considering the negative effects of the COVID-19 pandemic on certain idle assets that will remain closed for the foreseeable future in relation to the estimated sales volumes and our ability to supply demand by achieving efficiencies in other operating assets, during 2020, we recognized non-cash impairment losses for these assets for an aggregate amount of $12 million, mainly in connection with the kiln 1 in Panama. See “Item 3—Key Information—COVID-19 Outbreak” for more information on the impact of certain measures being taken by the governments of the countries in which we operate regarding temporary halts in production at our operating facilities to stop the spread of COVID-19.

Capital Expenditures. We made capital expenditures of $12 million in 2018, $10 million in 2019 and $3 million in 2020 in our operations in Panama. As of the date of this annual report, we expect to make capital expenditures of $9 million in our operations in Panama during 2021, however, this amount could change based on the development of the COVID-19 pandemic and other factors and any impact they could have on our business prospects. See “Item 3—Key Information—COVID-19 Outbreak” for more information on our capital expenditures.

Our Operations in Caribbean TCL

We started consolidating TCL and its subsidiaries for financial reporting purposes on February 1, 2017. In March 2017, TCL de-listed from the Jamaica and Barbados stock exchanges.

As of December 31, 2020, Caribbean TCL was one of the leading producers and marketers of cement and ready-mix concrete products in the Caribbean’s construction sector, with operations strategically located in Jamaica, Trinidad and Tobago, Guyana and Barbados. For the year ended December 31, 2020, cement represented 90%, ready-mix concrete represented 2% and our other businesses represented 8% of revenues, respectively, in Dollar terms from our operations in Caribbean TCL before intra-sector eliminations within the segment and before eliminations resulting from consolidation

As of December 31, 2020, our focus with respect to Caribbean TCL will continue on attempting to maximize further synergies from TCL’s integration with us. As of December 31, 2020, we intended to improve the productivity and capacity of our Caribbean TCL’s cement plants, continue the vertical integration of Caribbean TCL’s business, invest in developing its employees and offer strong value products to our customers in the region and elsewhere.

Capital Expenditures. We made capital expenditures of $29 million in 2018, $21 million in 2019 and $16 million in 2020 in Caribbean TCL. As of December 31, 2020, we expected to make capital expenditures of $22 million during 2021 in Caribbean TCL, however, this amount could change based on the development of the COVID-19 pandemic and other factors and any impact they could have on our business prospects. See “Item 3—Key Information—COVID-19 Outbreak” for more information on our capital expenditures.

Our Operations in Trinidad & Tobago

Description of Properties, Plants and Equipment. As of December 31, 2020, TCL operated one cement plant in Trinidad & Tobago, with a total annual cement installed capacity of 1 million tons. As of December 31, 2020, TCL had three operational ready-mix concrete plants (one was temporarily inactive), two aggregates quarries, four land distribution centers and one marine terminal. See “Item 3—Key Information—COVID-19 Outbreak” for more information on the impact of certain measures being taken by the governments of the countries in which we operate regarding temporary halts in production at our operating facilities to stop the spread of COVID-19.

Our TCL Operations in Jamaica

Overview. As of December 31, 2020, we held an indirect controlling position mainly through TCL in CCCL.

Description of Properties, Plants and Equipment. As of December 31, 2020, CCCL operated one cement plant in Jamaica, with a total cement installed capacity of 1.5 million tons. As of December 31, 2020, CCCL had five land distribution centers (including one location at the cement plant) and one marine terminal.

Our Operations in Barbados

Overview. As of December 31, 2020, through TCL, we held an indirect controlling position in Arawak in Barbados.

Description of Properties, Plants and Equipment. As of December 31, 2020, Arawak operated one cement plant in Barbados, with a total cement installed capacity of 0.4 million tons. As of that date, Arawak had one ready-mix concrete plant (temporarily inactive), one land distribution center and one marine terminal.

Our Operations in the Dominican Republic

Overview. As of December 31, 2020, CEMEX Dominicana, S.A.’s (“CEMEX Dominicana”) sales network covered the country’s main consumption areas, which are Santo Domingo, Santiago de los Caballeros, La Altagracia, San Cristobal and San Pedro de Macoris. On May 8, 2000, CEMEX Dominicana entered into a lease agreement with the government of the Dominican Republic related to the exploitation of a gypsum mine located at Las Salinas, Barahona, which has enabled CEMEX Dominicana to supply all local and regional gypsum requirements. The lease agreement expires on May 8, 2025 and may be extended by the parties. For the year ended December 31, 2020, our operations in the Dominican Republic represented 2% of our revenues before eliminations resulting from consolidation in Dollar terms. As of December 31, 2020, our operations in the Dominican Republic represented 1% of our total assets. For the year ended December 31, 2020, cement represented 76%, ready-mix concrete represented 6% and our aggregates and other businesses represented 18% of revenues, respectively, in Dollar terms from our operations in the Dominican Republic before intra-sector eliminations within the segment and before eliminations resulting from consolidation.

Industry. According to figures from the Dominican Cement Producers Association (Asociación Dominicana de Productores de Cemento Portland), cement consumption in the Dominican Republic reached 4.5 million tons in 2020.

Competition. As of December 31, 2020, our principal competitors in the Dominican Republic were: Cementos Cibao, a local producer; Domicem, a mixed Italian/local cement producer; Cementos Argos, a grinding operation of a Colombian cement producer; Cementos Santo Domingo, a cement grinding partnership between a local investor and Cementos La Union from Spain; Cementos Panam, a local cement producer; and Cementos Andino, a grinding operation; and a partially constructed cement kiln of a Colombian cement producer, currently inactive.

Description of Properties, Plants and Equipment. As of December 31, 2020, CEMEX Dominicana operated one cement plant in the Dominican Republic, with an installed cement capacity of 2.4 million tons per year. As of that date, CEMEX Dominicana also owned 13 ready-mix concrete plants (five were temporarily inactive), one aggregates quarry (currently inactive), two land distribution centers and leased two marine terminals.

Capital Expenditures. We made capital expenditures of $8 million in 2018, $8 million in 2019 and $2 million in 2020 in our operations in the Dominican Republic. As of December 31, 2020, we expected to make capital expenditures of $8 million in our operations in the Dominican Republic during 2021, however, this amount could change based on the development of the COVID-19 pandemic and other factors and any impact they could have on our business prospects. See “Item 3—Key Information—COVID-19 Outbreak” for more information on our capital expenditures.

Rest of SCA&C

As of December 31, 2020, our operations in the Rest of SCA&C segment consisted primarily of our operations and activities in Costa Rica, Puerto Rico, Nicaragua, Jamaica, the Caribbean, Guatemala, and El Salvador, excluding our Caribbean TCL segment. These operations represented 4% of our revenues, in Dollar terms, before eliminations resulting from consolidation. As of December 31, 2020, our business in the Rest of SCA&C segment represented 1% of our total assets. See “Item 3—Key Information—COVID-19 Outbreak” for more information on our capital expenditures.

Our Operations in Costa Rica

Overview. As of December 31, 2020, CEMEX Colombia, a CLH subsidiary, indirectly held a 99.1% interest in CEMEX Costa Rica.

During 2015, we increased the overall capacity in the Colorado de Abangares cement plant (the “Colorado Plant”), allowing a then 10% throughput increase that catered to the needs of our operations in Nicaragua during 2016. Since the expansion, the Colorado Plant’s kiln has been operating at the expected capacity with an operational efficiency above 97%. As of December 31, 2020, the majority of our operational requirements in Nicaragua have been consistently provided from our operations in Costa Rica.

Industry. As of the date of this annual report, we estimate that approximately 1.06 million tons of cement were sold in Costa Rica during 2020. In 2020, the market had an estimated bulk/bagged mix of 37% to 63% due to traditional building techniques in the housing segment, which require bagged cement and industrial-and-commercial demand ready-mix which requires bulk.

Competition. As of December 31, 2020, the Costa Rican cement industry included three producers, CEMEX Costa Rica and LafargeHolcim Costa Rica, both of which have integrated lines, and Elementia, which started a cement mill during June 2018 which buys clinker from different sources.

Description of Properties, Plants and Equipment. As of December 31, 2020, CEMEX Costa Rica operated one cement plant and one grinding mill in Costa Rica, with a total installed cement capacity of 0.8 million tons. As of that date, CEMEX Costa Rica operated seven ready-mix concrete plants (two of which are active), and leased one aggregates quarry and one land distribution center.

Exports. During 2020, clinker exports by our operations in Costa Rica represented 28% of our total production and were made to our operations in Nicaragua and El Salvador.

Capital Expenditures. We made capital expenditures of $3 million in 2018, $4 million in 2019 and $0.9 million in 2020 in our operations in Costa Rica. As of December 31, 2020, we expected to make capital expenditures of $3 million in our operations in Costa Rica during 2021, however, this amount could change based on the development of the COVID-19 pandemic and other factors and any impact they could have on our business prospects. See “Item 3—Key Information—COVID-19 Outbreak” for more information on our capital expenditures.

Our Operations in Puerto Rico

Overview. As of December 31, 2020, CEMEX de Puerto Rico, Inc. (“CEMEX Puerto Rico”) was our main subsidiary in Puerto Rico.

Industry. In 2020, cement consumption in Puerto Rico reached 0.59 million tons according to the Puerto Rico Economic Development Bank.

Competition. The cement industry in Puerto Rico in 2020 was comprised of two cement producers: CEMEX Puerto Rico and Cementos Argos (formerly Antilles Cement Co (Marine Terminal) and San Juan Cement Co (Cement Plant)).

Description of Properties, Plants and Equipment. As of December 31, 2020, CEMEX Puerto Rico operated one cement plant, which operated as a grinding mill only, with an installed cement capacity of 1.3 million tons per year. As of that date, CEMEX Puerto Rico also operated six ready-mix concrete plants (three were temporarily inactive), two land distribution centers (one was leased to a third party) and one marine terminal used for fly ash. As of that date, CEMEX Puerto Rico also owned an aggregates quarry, which is currently inactive.

Capital Expenditures. We made capital expenditures of $1 million in 2018, $4 million in 2019 and $0.2 million in 2020 in our operations in Puerto Rico. As of December 31, 2020, we expected to make capital expenditures of $4 million in our operations in Puerto Rico during 2021, however, this amount could change based on the development of the COVID-19 pandemic and other factors and any impact they could have on our business prospects. See “Item 3—Key Information—COVID-19 Outbreak” for more information on our capital expenditures.

Our Operations in Nicaragua

Overview. As of December 31, 2020, CEMEX Colombia and CEMEX Costa Rica, both CLH subsidiaries, indirectly and directly owned 100% of CEMEX Nicaragua, S.A. (“CEMEX Nicaragua”), our operating subsidiary in Nicaragua.

Industry. We estimate that 0.8 million tons of cement, 0.31 million cubic meters of ready-mix concrete and 4.8 million tons of aggregates were sold in Nicaragua during 2020.

Competition. As of December 31, 2020, two market participants compete in the Nicaraguan cement industry, CEMEX and LafargeHolcim.

Description of Properties, Plants and Equipment. As of December 31, 2020, we leased and operated one cement plant and owned one grinding mill with a total installed cement capacity of 0.7 million tons, six ready-mix concrete plants (four were temporarily inactive) and two distribution centers in Nicaragua. Since March 2003, CEMEX Nicaragua has also leased a 100,000 ton milling plant in Managua, which has been used exclusively for pet coke milling.

Capital Expenditures. We made capital expenditures of $8 million in 2018, $5 million in 2019 and $3 million in 2020 in our operations in Nicaragua. As of December 31, 2020, we expected to make capital expenditures of $5 million in our operations in Nicaragua during 2021, however, this amount could change based on the development of the COVID-19 pandemic and other factors and any impact they could have on our business prospects. See “Item 3—Key Information—COVID-19 Outbreak” for more information on our capital expenditures.

Our Operations in Guatemala

Overview. As of December 31, 2020, CLH indirectly owned 100% of CEMEX Guatemala, our main operating subsidiary in Guatemala. As of December 31, 2020, we owned and operated one cement grinding mill in Guatemala with an installed cement capacity of 0.5 million tons per year. As of that date, we also owned and operated four land distribution centers (including one location at the cement plant), one clinker dome close to our leased marine terminal in the southern part of the country and three ready-mix concrete plants (two of which were active).

Capital Expenditures. We made capital expenditures of $1 million in 2018, $1 million in 2019 and $1 million in 2020 in Guatemala. As of December 31, 2020, we expected to make capital expenditures of $3 million in our operations in Guatemala during 2021, however, this amount could change based on the development of the COVID-19 pandemic and other factors and any impact they could have on our business prospects. See “Item 3—Key Information—COVID-19 Outbreak” for more information on our capital expenditures.

Our Operations in Other Rest of SCA&C

Overview. As of December 31, 2020, we held a non-controlling position in National Cement Ltd. in the Cayman Islands, Maxcem Bermuda Ltd. in Bermuda and Societe des Ciments Antillais, a company with cement operations in Guadalupe and Martinique. As of December 31, 2020, CEMEX España additionally indirectly held a 100% interest in CEMEX Jamaica Limited, which operates one calcined limestone plant in Jamaica with a capacity of 120,000 tons per year and one hydrate line with a capacity of 4,800 tons per year.

We believe that the Caribbean region holds considerable strategic importance because of its geographic location. As of December 31, 2020, we operated a network of seven marine terminals in these countries, which facilitated exports from our operations in Mexico, the Dominican Republic, Puerto Rico and the United States. Two of our marine terminals are in Haiti, and three are in the Bahamas. As of December 31, 2020, we also had a non-controlling interest in two other terminals, one in Bermuda and the other in the Cayman Islands.

Capital Expenditures. In our operations in the Rest of SCA&C segment, we made capital expenditures of $1 million in 2018 and $3 million in 2019 and $4 million in 2020. As of December 31, 2020, we expected to make capital expenditures of $5 million in our operations in other SCA&C countries during 2021, however, this amount could change based on the development of the COVID-19 pandemic and other factors and any impact they could have on our business prospects. See “Item 3—Key Information—COVID-19 Outbreak” for more information on our capital expenditures.

Our Trading Operations

In 2020, we traded 12 million tons of cementitious and non-cementitious materials in 95 countries, including 10 million tons of cement and clinker. Slightly more than 4.5 million tons of the traded cement and clinker consisted of exports from our operations in Mexico, Croatia, Spain, Germany, Trinidad & Tobago, Barbados, Costa Rica, Dominican Republic, Poland, Czech Republic, Philippines, among others. Slightly above 5 million tons remaining were purchased from third parties in countries such as Vietnam, Turkey, Thailand, Saudi Arabia, Spain, Honduras, Greece, UAE and Portugal. In 2020, we traded 0.9 million tons of granulated blast furnace slag, a non-clinker cementitious material, and 0.6 million tons of other products. Our trading network enables us to maximize the capacity utilization of our facilities worldwide while reducing our exposure to the inherent cyclicality of the cement industry. We are able to distribute excess capacity to regions around the world where there is demand. In addition, we believe that our worldwide network of strategically located marine terminals allows us to coordinate maritime logistics on a global basis and minimize transportation expenses. Our trading operations also enable us to explore new markets without significant initial capital expenditure.

Freight rates, which account for a large share of the total import supply cost, have been subject to significant volatility in recent years. We estimate, however, that our trading operations have obtained significant savings by contracting maritime transportation in due time and by using our own and chartered fleets, which transported 50% of our cement and clinker traded volume during 2020.

In addition, based on our spare fleet capacity, we provide freight service to third parties, which allows us to generate additional revenues.

Our Cement Plants

The following table provides a summary of our cement plants, including location, used capacity, grinding mill production and years of operation as of and for the year ended December 31, 2020:

Location	Used Capacity	Years of Operation(1)
Atotonilco, Hidalgo, México	1,275,270	62
Barrientos, Estado de México, México	542,576	76
Ensenada, Baja California, México	433,480	45
Guadalajara, Jalisco, México	487,221	47
CPN, Sonora, México	4,598	40
Hidalgo, Nuevo León, México	71,162	115
Huichapan, Hidalgo, México	3,564,397	36
Mérida, Yucatán, México	698,486	67
Monterrey, Nuevo León, México	1,555,314	101
Tamuín, San Luis Potosí, México	1,585,192	56
Tepeaca, Puebla, México	2,836,013	26
Torreón, Coahuila, México	1,040,090	54
Valles, San Luis Potosí, México	412,760	55
Yaqui, Sonora, México	2,302,329	31
Zapotiltic, Jalisco, México	1,649,261	53
Balcones, TX, United States	1,897,042	40
Brooksville, FL (North), United States	0	45
Brooksville, FL (South), United States	1,312,775	33
Clinchfield, GA, United States	666,205	46
Demopolis, AL, United States	757,056	43
Knoxville, TN, United States	608,153	41
Miami, FL, United States	978,376	62
Lyons, CO, United States	367,330	40
Victorville, CA, United States	2,680,076	55
Wampum, PA, United States	0	55
Rugby, United Kingdom	1,178,593	21
Ferriby, United Kingdom	131,903	54
Rudersdof, Germany	2,115,579	54
Alcanar, Spain	996,996	52
Buñol, Spain	147,671	53
Castillejo, Spain	501,123	109
Lloseta, Spain	0	53
Morata, Spain	407,795	88
San Vicente, Spain	471,430	45
Gador, Spain	0	44
Chelm, Poland	1,518,979	60
Rudniki, Poland	772,788	55
Prachovice, Czech Republic	823,598	66
Kolovoz, Croatia	7,638	112
Juraj, Croatia	1,018,450	108
Kajo, Croatia	298,463	116
Cucuta, Colombia	227,690	37
Ibagué, Colombia	2,110,330	28
Calzada Larga, Panama	271,079	43
Colorado de Abangares, Costa Rica	463,955	41
Claxton Bay, Trinidad y Tobago	631,880	67
Rockport, Jamaica	940,005	69
St. Lucy, Barbados	208,043	37
San Pedro de Macorís, Dominican Republic	1,781,045	30
San Rafael del Sur, Nicaragua(2)	360,715	78
Ponce, Puerto Rico	299,556	30
APO, Philippines	3,282,996	22
Solid Cement, Philippines	1,252,160	27
Assiut, Egypt	3,736,284	34

(1)	Approximate.
(2)	Leased.

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

Regulatory Matters and Legal Proceedings

A description of material regulatory matters and legal proceedings affecting us as of December 31, 2020 is provided below. Materiality is tested at a CEMEX, S.A.B. de C.V. consolidated level. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Regulatory Matters and Legal Proceedings” for more information.

Antitrust Proceedings

Polish Antitrust Investigation

On January 2, 2007, CEMEX Polska Sp. Z.O.O. (“CEMEX Polska”) received a notification from the Polish Competition and Consumer Protection Office (the “Protection Office”) informing it of the formal initiation of an antitrust proceeding against all cement producers in Poland, including CEMEX Polska and another of our indirect subsidiaries in Poland. The notification alleged that there was an agreement between all cement producers in Poland regarding prices and other sales conditions for cement, an agreed division of the market with respect to the sale and production of cement, and the exchange of confidential information, all of which limited competition in the Polish market with respect to the production and sale of cement. On December 9, 2009, the Protection Office delivered to CEMEX Polska its decision against Polish cement producers related to an investigation which covered a period from 1998 to 2006. The decision-imposed fines on a number of Polish cement producers, including CEMEX Polska. The fine imposed on CEMEX Polska was Polish Zloty 115.56 million ($30.60 million as of December 31, 2020, based on an exchange rate of Polish Zloty 3.7763 to $1.00), which was 10% of CEMEX Polska’s total revenue in 2008. CEMEX Polska disagreed with the decision, denied that it committed the practices alleged by the Protection Office and, therefore, on December 23, 2009, CEMEX Polska filed an appeal before the Polish Court of Competition and Consumer Protection in Warsaw (the “First Instance Court”). After a series of hearings, on December 13, 2013, the First Instance Court issued its judgment in regard to the appeals filed by CEMEX Polska and other cement producers, which were previously combined into a joint appeal. The First Instance Court reduced the penalty imposed on CEMEX Polska to Polish Zloty 93.89 million ($24.86 million as of December 31, 2020 based on an exchange rate of Polish Zloty 3.7763 to $1.00), which was equal to 8.125% of CEMEX Polska’s revenue in 2008. On May 8, 2014, CEMEX Polska filed an appeal against the First Instance Court judgment before the Appeals Court in Warsaw. On March 27, 2018, after different hearings, the Appeals Court issued its final judgment reducing the fine imposed upon CEMEX Polska to Polish Zloty 69.4 million ($18.37 million as of December 31, 2020 based on an exchange rate of Polish Zloty 3.7763 to $1.00). This fine, which was equal to 6% of CEMEX Polska’s revenue in 2008, was paid. On November 19, 2018, CEMEX Polska filed before the Polish Supreme Court an extraordinary, narrow based cassation appeal against the Appeal Court’s judgment specifically seeking the reduction of the imposed fine. On July 29, 2020, the Polish Supreme Court rendered a judgement cancelling the Appeals Court’s decision with respect to the cement cartel process as it applied to Cemex Polska and four other cement producers. The cancelation was based on arguments raised in cassation regarding the calculation of penalties and the time at which the alleged agreement between the cement producers actually ended. As of December 31, 2020, the proceeding was referred again to the Appeals Court. The proceeding before the Appeals Court is expected to last up to two years. As of December 31, 2020, a final adverse resolution to this matter should not have a material adverse impact on our results of operations, liquidity and financial condition, and as such, this matter is no longer material to us.

Antitrust Investigation in Spain by the CNMC

On September 16 and 17, 2014, the Competition Directorate (Dirección de Competencia) of the Spanish National Commission of Markets and Competition (Comisión Nacional de los Mercados y la Competencia) (“CNMC”), in the context of an investigation of the Spanish cement, ready-mix concrete and related products industry regarding alleged anticompetitive practices, inspected one of our facilities in Spain. On January 12, 2015, CEMEX España Operaciones, S.L.U. (“CEMEX España Operaciones”) was notified of the initiation by the CNMC of a disciplinary proceeding for alleged prohibited conducts pursuant to Article 1 of the Spanish Competition Law (Ley 15/2007, de 3 de Julio, de Defensa de la Competencia). On November 19, 2015, CEMEX España Operaciones was notified that the alleged anticompetitive practices covered the year 2013 for the cement market and the years 2008, 2009, 2012, 2013 and 2014 for the ready-mix market. On March 8, 2016, the Competition Directorate (Dirección de Competencia) notified CEMEX España Operaciones of a resolution proposal (propuesta de resolución) which considered that the alleged anti-competitive practices were carried out in the markets and years previously indicated. Thereafter, CEMEX España Operaciones submitted allegations rejecting the resolution proposal. On September 8, 2016, CEMEX España Operaciones was notified of a decision issued by the CNMC pursuant to which CEMEX España Operaciones was required to pay a fine of €5,865,480 ($7.16 million as of December 31, 2020, based on an exchange rate of €0.8183 to $1.00). On November 7, 2016, CEMEX España Operaciones filed an appeal before the National Court (Audiencia Nacional) against the CNMC’s decision. The National Court was requested to suspend the sanction, and, by a resolution issued on December 22, 2016, the National Court granted the requested suspension, subject to the issuance of a bank guarantee for the principal amount of the sanction. The CNMC was notified of both the interposition of the appeal and the request for suspension. As of December 31, 2020, a final adverse resolution to this matter should not have a material adverse impact on our results of operations, liquidity and financial condition, and as such this matter is no longer material to us.

Antitrust Cases in Georgia and South Carolina

On July 24, 2017, two ready-mix concrete producers filed a lawsuit in a U.S. Federal Court in the state of Georgia against certain subsidiaries of CEMEX in the U.S. and other companies alleging customer allocation and price fixing in both the ready-mix concrete and cement markets in the coastal Georgia and southeastern coastal South Carolina areas. In addition, on January 22, 2020, new plaintiffs who were the prior owners of a ready-mix concrete producer and the concrete producer filed a lawsuit in the same court against the same subsidiaries of CEMEX making substantially similar allegations as the suit filed on July 24, 2017. As CEMEX does not participate in the ready-mix concrete market in these areas, the lawsuits do not allege any improper actions by CEMEX with respect to ready-mix concrete. On October 2, 2017, we filed a motion to dismiss the 2017 lawsuit. This motion to dismiss was denied on August 21, 2018, and, as a result, CEMEX will continue to defend the allegations in the ongoing proceedings. As of December 31, 2020, at this stage of the lawsuits, while we cannot assess with certainty the likelihood of adverse results in these lawsuits, we believe final adverse resolutions to these lawsuits are not probable; however, if adversely resolved, we believe such adverse resolutions should not have a material adverse impact on our results of operations, liquidity and financial condition.

United States and its Territories Department of Justice Grand Jury Subpoena

Certain of our subsidiaries in the United States were notified of a grand jury subpoena dated March 29, 2018 issued by the DOJ in connection with an investigation of possible antitrust law violations in connection with our sales (and related sales practices) of grey portland cement and slag in the United States and its territories. This subpoena does not mean that the DOJ has concluded that we or any of our subsidiaries or employees have violated the law. Rather, the DOJ issued this grand jury subpoena to gather facts necessary to make an informed decision about whether violations of U.S. law have occurred. As of December 31, 2020, we continue to cooperate with the DOJ and intend to comply with the subpoena. As of December 31, 2020, given the status of the investigation, we are not able to assess if this investigation will lead to any fines, penalties or remedies against us, or if such fines, penalties or remedies, if any, would have a material adverse effect on our results of operations, liquidity or financial condition.

Antitrust Investigation in Panama

On June 12, 2018, the Authority for Consumer Protection and Competition Defense of Panama (the “Panama Authority”) carried out a discovery procedure within the context of an administrative investigation ex officio against CEMEX and other competitors for the alleged commission of absolute and relative monopolistic practices in relation to the gray concrete and the ready-mix concrete markets. On October 8, 2020 the Panama Authority issued a resolution that closed the investigation. The resolution concluded that we, among other competitors, did not engage in an absolute monopolistic practice, consisting of an agreement and/or coordination of the sale price of cement or a restriction of production. The resolution also specifies that the analysis carried out and the evidence collected does not lead to a conclusion that the parties under investigation carried out a predatory practice in their production and commercialization of ready-mixed concrete, which is considered a relative monopolistic practice.

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

On December 11, 2017, the SIC’s Chief Superintendent decided to impose a sanction against CEMEX Colombia, two other cement companies and six natural persons, for entering into an agreement to fix grey cement prices in Colombia. The fines imposed upon CEMEX Colombia, which were paid on January 5, 2018, amounted to $73.77 billion Colombian Pesos ($21.49 million as of December 31, 2020, based on an exchange rate of 3,432.50 Colombian Pesos to $1.00).

CEMEX Colombia decided not to file a reconsideration request, and, instead, on June 7, 2018 it filed an annulment and reestablishment of right claim (acción de nulidad y restablecimiento de derecho) before the Administrative Court (Tribunal Contencioso Administrativo) requesting that the charges brought forth by the SIC be annulled and that the restitution is made to CEMEX Colombia of the fine it had paid, with any applicable adjustments as provided by Colombian Law. This claim could take up to six years to be resolved. As of December 31, 2020, we are not able to assess the likelihood of an adverse result of this matter, but if such matter is resolved adversely to us, such adverse resolution should not have a material adverse impact on our results of operations, liquidity and financial condition, and as such, this matter is no longer material to us.

Environmental Matters

In the ordinary course of business, we are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental damage or contamination. These laws and regulations expose us to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities and, in some cases, the acts and omissions of the previous owners or operators of a property or facility that we own or operate. Furthermore, in some jurisdictions, certain environmental laws and regulations impose liability without regard to fault or the legality of the original activity at the time of the actions giving rise to liability. To prevent, control and remediate environmental problems and maintain compliance with regulatory requirements, in line with our global initiatives on environmental management, we maintain an environmental policy designed to monitor and control environmental matters. Our environmental policies require that each of our subsidiaries respect and comply with local laws and meet our own internal standards to minimize the use of non-renewable resources and the generation of hazardous and other wastes. We use processes that are designed to reduce the impact of our operations on the environment throughout all the production stages in all our operations worldwide. In addition, during 2012 we started the implementation of a global EMS at our operating sites that provides a framework to facilitate the consistent and systematic implementation of practical, risk-based environmental management at all sites. As of December 31, 2020, substantially all of our operating sites have completed the implementation of the EMS. The EMS is designed to be used to support sites and businesses across CEMEX globally to document, maintain and continuously improve our environmental performance. We believe that, as of December 31, 2020, a substantial part of our operations already comply with all material environmental laws applicable to us, as substantially all of our cement plants already have some kind of EMS (most of which are ISO 14000 certified by the ISO), with most of the remaining implementation efforts directed mainly towards our aggregates and ready-mix plants.

We regularly incur capital expenditures that have an environmental component or that are impacted by environmental regulations. However, we do not keep separate accounts for such mixed capital and environmental expenditures. Environmental expenditures that extend the life, increase the capacity, improve the safety or efficiency of assets or are incurred to mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred. For the years ended December 31, 2018, 2019 and 2020, our sustainability-related capital expenditures (including our environmental expenditures and investments in alternative fuels and cementitious materials) were $83 million, $79.6 million and $78 million, respectively.

The following is a discussion of environmental regulations and related matters in our major markets.

Mexico

We were one of the first industrial groups in Mexico to sign an agreement with the Mexican Ministry of Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales) (“SEMARNAT”) to carry out voluntary environmental audits in our 15 Mexican cement plants under a government-run program. In 2001, the Mexican Environmental Protection Agency (Procuraduría Federal de Protección al Ambiente), which is part of SEMARNAT, completed the audit of our cement plants and awarded each of them a Clean Industry Certificate (Certificado de Industria Limpia) (“CIC”) certifying that our cement plants are in full compliance with applicable environmental laws. The CICs are subject to renewal every two years. As of December 31, 2020, our operating cement plants in Mexico had CICs or were in the process of renewing them.

For almost three decades, the technology for co-processing used alternative fuels into an energy source has been employed in our cement plants in Mexico. By the end of 2020, all our operating cement plants in Mexico were using alternative fuels. Overall, 16.8% of the total fuel used in our operating cement plants in Mexico during 2020 was comprised of alternative fuels.

In 2018, 2019 and 2020 our operations in Mexico invested $8.76 million, $11.49 million and $7.58 million respectively, in the acquisition of environmental protection equipment and the implementation of the ISO 14001:2015 environmental management standards of ISO, for a total of $156.5 million since 1999 as of December 31, 2020. The audit to obtain the renewal of the ISO 14001:2015 certification took place during 2020 and our operating cement plants in Mexico obtained the renewal of the ISO 14001:2015 certification for environmental management systems, which is valid until February 2024.

On June 6, 2012 the General Law on Climate Change (Ley General de Cambio Climático) (the “Climate Change Law”) was published in the Mexican Official Gazette. The Climate Change Law establishes a legal framework to regulate policies for climate change mitigation and adaptation. Important provisions of the Climate Change Law require the development of secondary legislation, and depend on the publication of subsequent implementing regulations. For instance, the Climate Change Law provides, among other things, for (i) the elaboration of a registry of the emissions that are generated by fixed sources, (ii) companies to report their emissions, if required, and (iii) the application of fines to those companies that fail to report or that report false information. In this regard, on October 29, 2014, the Regulations to the General Law on Climate Change Regarding the National Registry of Emissions (Reglamento de la Ley General de Cambio Climático en Materia del Registro Nacional de Emisiones) (the “Regulations”) became effective. As of December 31, 2020, CEMEX has been granted the positive dictum on GHG emission reporting by the Mexican environmental agency for all its required plants. The purpose of the Regulations is to govern the Climate Change Law regarding the National Registry of Emissions, identifying the sectors and subsectors, which include among others, the cement industry, that must file the corresponding reports before the National Registry of Emissions. We had previously reported our direct and indirect carbon dioxide emissions to SEMARNAT under a voluntary scheme. The Climate Change Law also allows for the establishment of specific greenhouse gas reduction targets in accordance with the respective contribution of each economic sector to the national greenhouse gas emissions. A Special Tax on Production and Services (Impuesto Especial Sobre Producción y Servicios) on the sale and import of fossil fuels was included in the tax reform that became effective on January 1, 2014. During the year ended December 31, 2020, pet coke, a primary fuel widely used in our kilns in Mexico was taxed at a rate of Ps19.72 ($0.99 as of December 31, 2020, based on an exchange rate of Ps19.89 to $1.00) per ton.

On August 12, 2014, a package of energy reform legislation became law in Mexico. The then newly enacted energy reform legislation, which included nine new laws, as well as amendments to existing laws, implemented the December 2013 constitutional energy reform and established a new legal framework for Mexico’s energy industry. One of the new laws that was enacted is the Electric Industry Law (Ley de la Industria Eléctrica) (the “Electric Industry Law”), which establishes a legal framework for electricity-related activities in Mexico, which has the effect of structurally changing the national electric industry. On October 31, 2014, certain rules and regulations related to the energy reform legislation, including the regulations of the Electric Industry Law, were published. As part of the Electric Industry Law, a system for tradable clean energy certificates was created and certain clean energy procurement obligations were imposed on consumers. The clean energy procurement obligations for 2018 to 2022 were announced at 5%, 5.8%, 7.4%, 10.9% and 13.9%, respectively, and this requirement is expected to increase in subsequent years. CEMEX’s operations in Mexico have ongoing commitments to procure power from renewable projects operating under the “self-supply” framework of the former Electric Energy Public Service Law, and the energy supplied under these contracts is exempted from the clean energy obligation. Nonetheless, since 2018, we are required to acquire clean energy certificates to comply with the clean energy obligations for the fraction of energy supply that does not come from clean generators. Over time, according to the penalty levels set by the Mexican Energy Regulatory Commission (Comisión Reguladora de Energía) (“CRE”), non-compliance with the clean energy procurement obligations could have a material adverse impact on our business or operations in Mexico, but as of December 31, 2020, we are not able to assess if such impact would in turn have a material adverse impact on our liquidity and financial condition.

On September 8, 2015, the Electricity Market Rules (Bases del Mercado Eléctrico) (the “Rules”) were published in the Federal Official Gazette and became effective on September 9, 2015. The Rules, which are an important step forward in the implementation of the reforms enacted regarding Mexico’s energy industry, contain the design and operation principles of the different components of the wholesale electricity market (the “Electricity Market”). As of December 31, 2020, we are authorized participants in the Electricity Market. Additionally, CEMEX participated as a buyer in the third long-term power auction organized in 2017 by CENACE, and was allocated a 20-year contract for 16,129 clean energy certificates per year for compliance starting in 2020 and 14.9 GWh/a of electric power.

During 2016, a new electrical standards code was issued in Mexico (Código de Red) (the “Code”). The Code establishes new standards for electrical operation that begun to be enforced in 2019 against consumers connected to the national grid. As of December 31, 2020, we estimate that the implementation of the Code requires investments across our operating assets in Mexico, which we expect to amount to $6 million.

On October 2, 2019, the SEMARNAT published the basis for a trial emissions trading program (programa de prueba del sistema de comercio de emisiones). The trial program sets forth an initial 24-month pilot phase for the adoption of the program that started on January 1, 2020, followed by a 12-month period to transition to the operative stage, which ends on December 31, 2022. The trial program will not have any economic consequences for the participants; but after December 2022, SEMARNAT will establish emission caps per industrial sector in line with Mexico’s greenhouse gas emissions reduction targets. We will have to meet those caps through mitigation measures or acquire emission reduction certificates in the proposed market. As of December 31, 2020, we cannot anticipate the impact that this new cap-and-trade scheme and the mandatory emissions caps will have on our operations in Mexico.

On April 29, 2020, CENACE issued a resolution providing for the implementation of several restrictive measures on output in privately-owned wind and photovoltaic plants to guarantee the efficiency, quality, reliability, continuity and security of the Mexican electrical system during the period of reduced power demand caused by the COVID-19 pandemic (the “NES Resolution”). Additionally, on May 15, 2020, the Mexican Ministry of Energy (Secretaría de Energía) published in the Official Mexican Gazette (Diario Oficial de la Federación) a substantial revision to the Policy for the Reliability, Safety, Continuity and Quality of the Mexican Electrical System (the “SENER Policy,” and together with the NES Resolution, the “Energy Publications”). The Energy Publications entail significant deviations from the current Mexican Electricity Market Rules (Bases y Reglas del Mercado Eléctrico), among other laws and regulations in Mexico. As of December 31, 2020, different appeal processes, including constitutional challenges, have been presented by different parties against the Energy Publications, in particular challenging their legality.

The SENER Policy imposes additional restrictions and conditions on the issuance and modification of generation permits for solar and wind facilities. Additionally, the SENER Policy expressly prioritizes reliability over economic efficiency in the dispatch of the electric grid, potentially affecting the production of solar and wind generation; transfers the value of the capacity recognized to the solar and wind plants to the load-serving entities; and mandates the creation of new ancillary services and infrastructure improvements, the costs of which are to be borne by wind and solar generators. Several private power generators and non-governmental organizations have filed constitutional challenges claiming that the Energy Publications are unconstitutional and restrict constitutionally protected rights and interests, such as the right to a healthy environment. Moreover, on June 22, 2020, Mexico’s antitrust regulator (Comisión Federal de Competencia Económica) (“COFECE”) filed a constitutional controversy claim (controversia constitucional) with Mexico’s Supreme Court arguing that the SENER Policy violates several provisions of the Mexican Constitution and that it adversely affects the competitive nature of Mexico’s energy market. On June 29, 2020, the Supreme Court granted an injunction against the effects and consequences of the SENER Policy until a final judgement is issued. In October and November 2020, federal judges issued final rulings on constitutional challenges filed by private generators nullifying the Energy Publications with respect to the private generators that filed the constitutional challenges, and also on a general basis for all participants in the Electricity Market. As of December 31, 2020, we cannot anticipate the impact that the Energy Publications could have on our business, operations and contractual obligations in Mexico. However, if such publications were to limit the dispatch of renewable energy generators or impose new costs or charges to the renewable electric energy industry, and/or cause new regulatory burdens for participants in Mexico’s Wholesale Electricity Market (Mercado Eléctrico Mayorista), we could have an adverse effect on our business, operations and contractual obligations in Mexico, and our plans to reduce the use of fossil fuels and our CO2 reduction commitments could be affected.

Furthermore, on May 28, 2020, during an extraordinary meeting, the CRE approved two resolutions which call for increases to the transmission charges payable to the National Electricity Commission (Comisión Federal de Electricidad) (“CFE”) by all electric power generators operating under grandfathered interconnection agreements (“Grandfathered Generators”) which are subject to the laws and regulations that were applicable before the Mexican energy reform of 2013-2014 (the “CRE Resolutions”). Under the CRE Resolutions, these new wheeling charges for the transmission service constitute an exponential and immediate increase for Grandfathered Generators and were applied by CFE as of July 2020. While the entities legally obliged to pay for those transmission costs are Grandfathered Generators, depending on the structure agreed in the corresponding power supply agreements (which could consist of pass-through provisions for such transmission costs), end-users under the grandfathered self-supply (autoabastecimiento) scheme may run the risk of transmission costs and be obligated to pay the relevant grandfathered projects for said incremental costs. In the case of the three wind farms in Mexico with which CEMEX has entered into power supply agreements, the charges for transmission payable to CFE by the corresponding Grandfathered Generators associated with the wind farms increased by four to six times. Furthermore, we expect the transmission charges to increase by about 80% in the case of the grandfathered petcoke-fired self-supply thermal power plant in Tamuin, Mexico, with which CEMEX has a power supply agreement. As of December 31, 2020, the Grandfathered Generators that supply electric energy to our operations in Mexico had all obtained injunctions against the applicable CRE Resolutions. We are closely monitoring the progress of such constitutional challenges as certain contractual clauses regarding wheeling charges pass-through, which are typical of these types of agreements, expose CEMEX to the increases called for by the CRE Resolutions. On August 28, 2020, we filed a constitutional challenge against the CRE resolution applicable to Grandfathered Generators operating conventional power plants and were granted an injunction against it. As of the date of this report, we cannot assess with certainty the outcome of the legal challenges presented against the CRE Resolutions, or the impact that an adverse resolution on those could have on our business, operations and contractual obligations in Mexico.

United States

Our operating subsidiaries in the United States are subject to a wide range of U.S. federal, state and local laws, regulations and ordinances dealing with the protection of human health and the environment that are strictly enforced and can lead to significant monetary penalties for noncompliance. These laws and regulations expose us to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities and, in some cases, the acts and omissions of the previous owners or operators of a property or facility. These laws regulate, among other things, water discharges, noise, and air emissions, including dust, as well as the handling, use and disposal of hazardous and non-hazardous waste materials. Certain laws also create a shared liability scheme under which parties are held responsible for the cost of cleaning up releases to the environment of designated hazardous substances. We therefore may have to conduct environmental remediation associated with the disposal or release of hazardous substances at our various operating facilities, or at sites in the United States to which we sent hazardous waste for disposal. As of December 31, 2020, we believe that our current procedures and practices for handling and managing materials are generally consistent with industry standards and legal and regulatory requirements, and also believe that we take appropriate precautions designed to protect employees and others from harmful exposure to hazardous materials.

As of December 31, 2020, CEMEX, Inc. and its subsidiaries had accrued liabilities specifically relating to environmental matters in the aggregate amount of $65.5 million. The environmental matters relate to (i) the disposal of various materials, in accordance with past industry practice, that might be categorized as hazardous substances or waste and (ii) the cleanup of hazardous substances or waste at sites used or operated by CEMEX, Inc. and its subsidiaries including discontinued operations, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages, and a final resolution might take several years. For purposes of recording the provision, CEMEX, Inc. and its subsidiaries consider that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed as of December 31, 2020, CEMEX, Inc. does not believe it will be required to spend significant sums on these matters, in excess of the amounts previously recorded. The ultimate cost that might be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work, and negotiations with, or litigation against, potential sources of recovery have been completed.

In 2007, the EPA launched a CAA enforcement initiative against the U.S. cement industry. The primary goal of the initiative is to assess the industry’s historic compliance with the CAA’s New Source Review program and to reduce emissions from the industry through the installation of add-on controls. We have actively engaged with the EPA on its investigations, which involved multiple of our facilities in the United States, and have entered into four settlements involving a total of $6.1 million in civil penalties and a commitment to incur certain capital expenditures for pollution control equipment at our Victorville, California; Fairborn, Ohio (divested on February 10, 2017); Lyons, Colorado; Knoxville, Tennessee; Louisville, Kentucky (divested on March 6, 2020); Demopolis, Alabama; Odessa, Texas (divested on November 18, 2016); and New Braunfels, Texas plants. Based on our past experience with such matters and currently available information, as of December 31, 2020, we believe any further proceedings should not have a material adverse impact on our results of operations, liquidity and financial condition.

In 2002, CEMEX Construction Materials Florida, LLC (formerly Rinker Materials of Florida, Inc.) (“CEMEX Florida”), a subsidiary of CEMEX, Inc., was granted a federal quarry permit and was the beneficiary of another federal quarry permit for the Lake Belt area in South Florida. The permit held by CEMEX Florida covered CEMEX Florida’s SCL and FEC quarries. CEMEX Florida’s Kendall Krome quarry is operated under the permit of which it was a beneficiary. The FEC quarry is the largest of CEMEX Florida’s quarries measured by volume of aggregates mined and sold. CEMEX Florida’s Miami cement mill is located at the SCL quarry and is supplied by that quarry, while the FEC and Kendall Krome quarries have supplied aggregates to CEMEX and third-party users. In response to litigation brought by environmental groups concerning the manner in which the federal quarry permits were granted, in January 2009, the U.S. District Court for the Southern District of Florida ordered the withdrawal of the federal quarry permits for CEMEX Florida’s SCL, FEC and Kendall Krome quarries. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the Army Corps of Engineers (“Corps”) in connection with the issuance of the permits. Upon appeal, on January 21, 2010, the Eleventh Circuit Court of Appeals affirmed the district court’s ruling withdrawing the federal quarry permits for the three CEMEX Florida quarries as well as other third-party federal quarry permits subject to the litigation. On January 29, 2010, the Corps completed a multi-year review commenced as a result of this litigation and issued a Record of Decision (“ROD”) supporting the issuance of new federal quarry permits for the FEC and SCL quarries. Excavation of new aggregates was stopped at the FEC and SCL quarries from January 20, 2009 until new permits were issued. The FEC permit was issued on February 3, 2010, and the SCL permit on February 18, 2010. Furthermore, permits to extend the areas available to mine at the FEC and SCL quarries were received on May 7, 2020 and July 22, 2020, respectively. The ROD also indicated that a number of potential environmental impacts must be addressed at the wetlands located at the Kendall Krome site before a new federal quarry permit may be issued for mining at that quarry, meaning that no new aggregates would be quarried from wetland areas at Kendall Krome pending the resolution of the potential environmental issues, with the FEC and SCL quarries continuing to operate. On November 15, 2020, the Corps determined that the wetlands at the Kendall Krome quarry are not subject to the jurisdiction of the Clean Water Act. Therefore, Clean Water Act permits will not be required to resume mining at the Kendall Krome site. If CEMEX Florida is unable to maintain the new Lake Belt permits, to the extent available, CEMEX Florida would need to source aggregates from other locations in Florida or import aggregates. This would likely affect operating income from our operations in Florida. As of December 31, 2020, any adverse impacts on the Florida economy arising from the cessation or significant restriction of quarrying operations in the Lake Belt area could also have a material adverse impact on our results of operations, liquidity and financial condition.

Our operations in the United States are subject to a number of federal and state laws and regulations addressing climate change. On the federal side, EPA has promulgated a series of regulations pertaining to emissions of GHGs from industrial sources. More recently, newly elected U.S. President Joe Biden issued Executive Order 14008, Tackling the Climate Crisis at Home and Abroad on January 27, 2021, which describes various GHG-related policies and objectives. This order, or other federal regulatory or legislative action relating to GHG, could result in additional or more stringent regulatory requirements, or in preferential treatment regarding pricing, contracting, the granting of operational permits or other economic activities being given to entities which may have environmental standards that are stricter than ours.

EPA issued the Mandatory Reporting of GHGs Rule, effective December 29, 2009, which requires certain covered sectors, including cement manufacturing, with GHG emissions above an established threshold to inventory and report their GHG emissions annually on a facility-by-facility basis. In 2010, EPA issued a final rule that establishes GHG thresholds for the New Source Review Prevention of Significant Deterioration (“PSD”) and Title V Operating Permit programs (“Title V”). The rule “tailors” the requirements of these CAA permitting programs to limit which facilities will be required to obtain PSD and Title V permits for GHG emissions. Cement production facilities are included within the categories of facilities required to obtain permits; provided that their GHG emissions exceed the thresholds in the tailoring rule. The PSD program requires new major sources of regulated pollutants and major modifications at existing major sources to secure pre-construction permits that establish, among other things, limits on pollutants based on Best Available Control Technology (“BACT”).

According to EPA’s rules, stationary sources, such as cement manufacturing, which are already regulated under the PSD program for non-GHG pollutants, need to apply for a PSD permit for any GHG emissions increases above 75,000 tons/year of carbon dioxide equivalent (“CO2E”). Therefore, new cement plants and existing plants undergoing modification which are major sources for non-GHG pollutants regulated under the CAA need to acquire a PSD permit for construction or modification activities that increase CO2E by 75,000 or more tons/year, and would have to determine and install BACT controls for those emissions. Furthermore, any new source that emits 100,000 tons/year of CO2E or any existing source that emits 100,000 tons/year of CO2E and undergoes modifications that would increase CO2E emissions by at least 75,000 tons/year, must comply with PSD obligations. Complying with these PSD permitting requirements can involve significant costs and delay. As of December 31, 2020, the costs of future GHG-related regulation of our facilities through these efforts or others could have a material economic impact on our U.S. operations and the U.S. cement manufacturing industry, which in turn could have a material adverse impact in our results of operations, liquidity and financial condition.

With respect to state efforts to address climate change, in 2006, the State of California adopted the Global Warming Solutions Act (Assembly Bill 32 or “AB32”) setting into law a goal to reduce the State’s carbon dioxide emissions to 1990 levels by 2020. As part of the measures derived from AB32, the California Air Resources Board (“CARB”) developed a cap-and-trade program, enforced from 2013, that covers most industrial sources of greenhouse gas emissions in the State, including cement production facilities. The program involves allocating a number of allowances free of charge to covered installations, which must subsequently surrender back to the regulator a number of allowances or qualified offset credits matching their verified emissions during the compliance period. Based on the free allowances received, our Victorville cement plant met all of its compliance obligations for the second compliance period (2015-2017) without a material impact on its operating costs; and, as of December 31, 2020, met all of its compliance obligations for the third compliance period (2018-2020) without a material impact on its operating costs. Furthermore, as of December 31, 2020, for our operations in California, we are actively pursuing initiatives to substitute fossil fuels for lower carbon fuels, improve our energy efficiency and utilize renewable power in an effort to economically reduce our direct and indirect GHG emission intensities. However, even with these ongoing efforts and the expected distribution of free allowances, as of December 31, 2020, the measures corresponding to future compliance periods of AB32, which may eventually require us to purchase emission allowances at increased prices due to their reduced availability, and the resulting overall costs of complying with a cap-and-trade program, could have an impact on our operations in California, which in turn could have an adverse impact on the results of operations, liquidity and financial condition of our operations in the U.S., and consequently on us.

In 2007, CARB approved a regulation that requires California equipment owners/operators to reduce diesel particulate and nitrogen oxide emissions from in-use off-road diesel equipment and to meet progressively more restrictive emission targets. In 2008, CARB approved a similar regulation for in-use on-road diesel equipment. The emission targets require us to retrofit our California-based equipment with diesel emission control devices or replace equipment with new engine technology in accordance with certain deadlines. As of December 31, 2020, compliance with the CARB regulations has resulted in equipment related expenses or capital investments, including overhauling engines and purchases of new equipment directly related to the CARB regulations, in excess of $60.8 million. As of December 31, 2020, we estimate that we may continue to incur substantial expenditures to comply with these requirements.

In 2019, Colorado adopted the Climate Action Plan to Reduce Pollution (House Bill 19-1261) (“CCAP”). The CCAP sets into law a goal to reduce the state’s greenhouse gas pollution levels by 25% by 2025, 50% by 2030 and 90% by 2050 compared to 2005 levels. Rulemaking to implement CCAP is now ongoing by the Colorado Department of Public Health and Environment, Air Pollution Control Division, and the resulting rules and regulations might result in the requirement for additional emissions control technology and other changes in operating processes for cement manufacturers. The resulting overall costs of complying with these rules and regulations could have an impact on our operations in Colorado, which in turn could have an adverse impact on the results of operations, liquidity and financial condition of our operations in the U.S., and consequently on us.

Europe

General overview of EU industrial regulation

As of December 31, 2020, the EU legal system operates differently compared to federal systems. The EU legal regime, referred to as supra-national law, sits above the legal systems of the different EU member states (“Member States”), which retain their independence subject to tight oversight from EU institutions, especially the Court of Justice, the European Commission, and the European Parliament. As such, EU law operates (in its many fields of application, including industrial regulation) in order to control and authoritatively interpret the legislation and implementation of law (EU and domestic) in those Member States. One of the key manifestations of this supra-national control are the inter-related doctrines of the supremacy of EU law and of conforming interpretation. Essentially, where an area of legal control in a Member State has its origin in an EU Directive, the Member States must transpose the Directive fully and effectively into their domestic law and every organ of the Member State, including its regulators and its Courts, must interpret (and if necessary change) domestic law in order to conform with the objectives and the letter of the relevant EU Directive. This is of relevance to the cement sector since almost every aspect of its environmental regulation has its origins in EU legislation.

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

EU Industrial Permits and Emissions Controls

In the EU, the primary legal environmental controls applied to cement plants are those EU Directives which control operational activities and emissions from those activities. Initially, these controls were primarily derived from two EU Directives: (1) the so-called “IPPC Directives” (as described below) and (2) the Incineration Directive (as defined below).

The primary EU legislative control over the sector (until the transition to the IED, as described below) was the Directive on Integrated Pollution Prevention and Control (2008/1/EC) (“IPPC Directive”), which updated and consolidated an earlier Directive first promulgated in 1996. Since 1996, these IPPC Directives adopted an integrated approach to regulation of various sectors of industrial plant, including cement, by taking into account and controlling/regulating the whole environmental performance of the plant.

The second earlier Directive, which was applied in direct control of cement operations (until the transition to the IED, as described below), was the EU Waste Incineration Directive (2000/76/EC) (“Incineration

Directive”) which regulated those parts of the cement operation that used recovered waste materials as substitute fuels in cement kilns. Its aim was to prevent or limit, as far as practicable, negative effects on the environment, in particular pollution by emissions in air, soil, surface water and groundwater and the resulting risks to human health, from incineration and co-incineration plants.

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

On January 6, 2011, the Industrial Emissions Directive (2010/75/EU) (“IED”) came into force. The IED recasts seven pieces of previously existing legislation into a single coherent legislative instrument, including the IPPC Directives and the Incineration Directive, both of which it repeals. With some exceptions, the IED retains the essential substance of the earlier Directives and tightens some of its provisions. The IED has applied to new industrial installations since January 7, 2013 and to existing industrial installations (other than large combustion plants) since January 7, 2014.

Since the adoption of the early IPPC Directives and under the IED, operators of industrial installations, including cement plants, are required to obtain an integrated permit from the relevant permitting authority in the Member States. Under the IED, as with the IPPC Directive, these permits contain emission limit values and other conditions based on the application of a legal and technical concept called “best available techniques” (“BAT”).

The concept of BAT is central to the system, and effectively imposes a legal obligation on plant operators to use and apply the best available techniques (as they develop from time to time) in order to prevent or, where this is not practicable, minimize emissions of pollutants likely to be emitted in significant quantities from the plant to air, water or land. Emission limit values, parameters or equivalent technical measures must be based on the best available techniques, without prescribing the use of one specific technique or technology and taking into consideration the technical characteristics of the installation concerned, their geographical location and local environmental conditions. In all cases, the permit conditions must ensure a high level of protection for the environment as a whole and must address energy efficiency, waste minimization, prevention of accidental emissions and site restoration. Since the IPPC Directives were in effect, to assist the permitting authorities and companies in determining the BAT, the European Commission periodically organizes exchanges of information between experts from the Member States, industry and environmental organizations. This results in the adoption and publication by the European Commission of BAT Reference Documents (“BREFs”) for the industry sectors covered by the IED. A key element of the BREFs are the conclusions on BAT (“BAT conclusions”), which are used as a reference for setting permit conditions.

However, there is an important difference regarding BREFs between the IPPC Directive and the IED. Under the IPPC Directive, the BREFs were considered as guidance only. This is not the case under the IED. Where BAT conclusions specify emission levels, permitting authorities are required to set emission limit values that do not exceed these levels. They may derogate from this requirement only where the costs associated with the achievement of the emission levels associated with the BAT disproportionately outweigh the environmental benefits due to the geographical location, the local environmental conditions or the technical characteristics of the installation concerned. The permitting authorities must document the reasons for the derogation from the emission limit values in the permit, including the result of the cost-benefit assessment.

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

It is a new requirement under the IED that permitting authorities must review and, if necessary, update permit conditions within four years of the European Commission publishing decisions on BAT conclusions for a particular activity. The European Commission describes review of the BREFs as a continuing process due to ongoing technological advances and so updates may be expected. As of December 31, 2020, a total of 15 BREFs of the existing 32 are being rewritten or revised for the IED. As of December 31, 2020, this has the potential to require our operations in Europe to be adapted to conform to the latest BAT, which in turn could impact our operations.

As of December 31, 2020, we believe that our operations in Member States will be impacted given the change in regulatory approach heralded by the legislation and its ongoing revision and the fact that it will be key to the permitting of the cement industry in the EU. As of December 31, 2020, we are not able to assess the degree of impact the requirements that come into effect under the IED will have on our operations in Member States.

EU Emissions Trading

In 1997, as part of the United Nations Framework Convention on Climate Change (the “UNFCCC”), the Kyoto Protocol was adopted to limit and reduce GHG emissions. The Kyoto Protocol set legally binding emission reduction targets for 37 industrialized countries and the EU. Under the Kyoto Protocol, industrialized countries agreed to reduce their collective GHG emissions by 5% against 1990 levels over the five-year period going from 2008 to 2012 (“First Commitment Period”). In 2012, at the United Nations Climate Change Conference in Doha, Qatar, the Doha Amendment to the Kyoto Protocol was adopted. Certain parties, including the United Kingdom and the EU, committed to reduce GHG emissions by at least 18% below 1990 levels in the eight-year period going from 2013 to 2020 (“Second Commitment Period”). To compensate for the sting of binding targets, the Kyoto Protocol allowed three “flexibility” mechanisms to be used by parties in meeting their emission limitation commitments: The Clean Development Mechanism (“CDM”), Joint Implementation (“JI”) and International Emissions Trading.

In order to be able to maintain the international climate protection process after 2020, a new climate agreement was required. Negotiations were held in the framework of the yearly UNFCCC Climate Change Conferences on measures to be taken after the Second Commitment Period would end in 2020. This resulted in the adoption of an agreement known as the Paris Agreement in 2015, which is a separate instrument under the UNFCCC rather than an amendment of the Kyoto Protocol. Under the Paris Agreement, each country must determine, plan, and regularly report on the contribution that it undertakes to mitigate global warming (“Nationally Determined Contribution” or “NDC”). The Paris Agreement sets out a global framework to avoid dangerous climate change by limiting global warming to well below 2°C and pursuing efforts to limit it to 1.5°C. The EU’s NDC under the Paris Agreement is to reduce GHG emissions by at least 40% by 2030 compared to 1990.

Initially in order to implement the Kyoto Protocol, and now to implement the Paris Agreement, the EU established an emissions trading system (“ETS”) by means of Directive 2003/87/EC. Under the ETS, a cap or limit is set on the total amount of CO2 emissions that can be emitted by the power plants, energy-intensive installations (including cement plants) and commercial airlines that are covered by the system. As of December 31, 2020, our operations in the European Union and the United Kingdom are subject to the binding caps on CO2 emissions imposed pursuant to the ETS. The cap is reduced over time so that the total amount of emissions will decrease. Within the cap, companies receive or buy emission allowances. These allowances are tradable to enable companies that manage to reduce their emissions to sell their excess allowances to companies that are not reaching their emissions objectives. After each year, a company must surrender enough carbon allowances to cover all its emissions. In general, failure to meet the emissions caps is subject to significant monetary penalties of €100 for each ton of carbon dioxide equivalent emitted by the installation for which the operator has not surrendered allowances.

The ETS consists of four trading phases: Phase I which lasted from January 1, 2005 to December 31, 2007, Phase II, which lasted from January 1, 2008 to December 31, 2012, Phase III, which commenced on

January 1, 2013 and ended on December 31, 2020, and Phase IV, which commences on January 1, 2021 and will last until December 31, 2030. Prior to the commencement of each of ETS Phases I and II, each Member State was responsible for publishing its National Allocation Plan (“NAP”), a document which set out a national cap on the total amount of carbon emissions by all installations during each relevant trading phase and the methodology by which the cap would be allocated to the different sectors in the ETS and their respective installations. Each Member State’s cap contributed to an overall EU cap on emissions, where one carbon allowance had to be surrendered to account for one metric ton of carbon emitted. The carbon allowances were mostly distributed for free by each Member State to its ETS installations, although some Member States also used a fraction of their material cap for auctioning, mainly to power generators. Under ETS Phase III, however, the system of NAPs was replaced by a single EU-wide, top-down, cap on CO2 emissions, with allocation for all installations made according to harmonized EU rules and set out in each Member State’s National Implementation Measures (“NIM”). Additional restrictions were introduced on the extent to which Kyoto Protocol units could be used to offset EU carbon emissions, and auctioning, not free allocation, became the default method for distributing allowances. During Phase IV of the ETS (2021-2030), the EU-wide overall cap on emission allowances is expected to be reduced by 2.2% every year from 2021, benchmarks will be updated based on recent data twice during the 2021-2030 period, a more dynamic allocation based on recent production shall replace the “historical activity level” and less emission allowances will be available for auction due to their allocation to the EU’s Market Stability Reserve. Also, the European Commission’s proposal to move Europe’s target for reduction of GHG emissions from 40% to 55% in relation to 1990 values by 2030 is under consideration by the European Union. As of December 31, 2020, it is not possible to predict with certainty how CEMEX will be affected by the reform to the EU ETS in Phase IV and if regulations implementing the European Commission’s recent proposal will be approved; however, we currently expect that the aggregate amount of allowances that will be annually allocated for free to CEMEX in Phase IV, due to unused surplus from previous phases, should be sufficient for our operations, and, therefore, CEMEX may not need to purchase emission allowances at some point in time during Phase IV, unless there are changes to the current regulation framework. If any emission allowances would need to be purchased, such emission allowances would likely be purchased at increased prices due to their reduced availability in auctions, since they would have been allocated to the Market Stability Reserve. If due to changes in the current regulatory framework and other unforeseen changes, emission allowances for Phase IV were to be insufficient at some point which would trigger the need to purchase emission allowances, all of this could have a material impact on our results of operations, liquidity and financial condition.

EU policymakers see the free allocation of allowances as a principal way to reduce the risk of carbon leakage—that is, the risk that energy-intensive industries, facing higher costs because of the ETS, will move their facilities beyond the EU’s borders to countries that do not have climate change controls, thus resulting in a leakage of CO2 emissions without any environmental benefits.

A list of ETS sectors deemed to be at significant risk of carbon leakage is periodically adopted by the European Commission, following agreement by Member States and the European Parliament. The main factors taken into account in determining whether a sector is at significant risk of carbon leakage include the extent to which direct and indirect costs induced by the implementation of the ETS would increase production cost, calculated as a proportion of the gross value added and the sector’s trade intensity with non-EU countries (imports and exports). This list has historically included the cement production sector.

Sectors classified as deemed to be at significant risk of carbon leakage continued to receive 100% of their benchmark allocation of allowances free of charge during Phase III, adjusted by a cross-sectoral correction factor applied uniformly upon all participating facilities in Europe in order to reduce the amount of free allocation that each installation received so that the total sum does not exceed the authorized EU-wide cap for free allocation. By contrast, sectors not considered at risk of carbon leakage received 80% of their benchmark allowances for free in 2013, declining to 30% by 2020. Although the cement industry is included in the list of sectors at significant risk of carbon leakage for Phase IV of the ETS; and, therefore, CEMEX should receive free allocation during Phase IV of the ETS, a future decision that the cement industry should no longer be regarded at a significant risk of carbon leakage could have a material impact on our operations and our results of operations, liquidity and financial condition.

On April 27, 2011, the European Commission adopted Decision 2011/278/EU, which stated the rules, including the benchmarks of GHG emissions performance, to be used by the Member States in calculating the number of allowances to be annually allocated for free during Phase III of the ETS to industrial sectors (such as cement) deemed to be exposed to the risk of “carbon leakage.” The number of allowances to be allocated to installations for free was based on a combination of historic activity levels at that installation and an EU benchmark of carbon efficiency for the production of a particular product—for example, clinker. An installation’s historic activity level was calculated by taking the median of its annual production levels during the baseline period, either 2005 to 2008 or, where historic activity levels were higher, 2009 to 2010. The product benchmark was based on the average carbon emissions of the top 10% most “carbon efficient” EU installations for a particular product during 2007 and 2008, where carbon efficiency is measured by carbon intensity or carbon emission per metric ton of product. Preliminary allocation calculations based on the rules were carried out by each Member State and included in a NIM table which was sent for scrutiny to the European Commission. On September 5, 2013, the European Commission adopted Decision 2013/448/EU which approved the NIMs submitted by most Member States and which set the annual cross-sectoral correction factors for Phase III of the ETS. The cross-sectoral correction figure was used to adjust the levels of product benchmarks used to calculate the free allocation of allowances to each installation. This was to ensure that the total amount handed out for free did not exceed the maximum set in the ETS Directive. Each Member State was required to adjust its national allocation table of free allowances each year and submit this for approval to the European Commission prior to issuing allowances. The application of this cross-sectoral correction factor resulted in an important decrease in the quantity of allowances that our ETS-participant operations received for free in the 2013-2020 period. In addition, during Phase III, if the activity level of a sub-installation and thus emissions therefrom decreased below a certain threshold than the activity level used to determine free allocation, rules known as the “partial cessation rules” would apply and the level of free allocation would be decreased. While the system for free allocation during Phase IV of the ETS doesn’t differ fundamentally from that of Phase III, free allocation during Phase IV of the ETS will focus on sectors at the highest risk of relocating their production outside of the EU, a considerable number of free allowances will be set aside in the Market Stability Reserve for new and growing installations, more flexible rules in place of the “partial cessation rules” have been set to better align the level of free allocation with actual production levels, allocation to individual installations may be adjusted annually to reflect relevant increases and decreases in production, the 54 benchmark values determining the level of free allocation to each installation will be updated twice in Phase IV to avoid windfall profits and reflect technological progress since 2008, and an annual reduction rate varying from 0.2% to 1.6% will be determined for each benchmark.

In addition to carbon allowances, up to the end of its Phase III, the ETS allowed the use or exchange of Kyoto Protocol units by companies for compliance up to a certain limit to offset their carbon emissions in the EU: the Emission Reduction Unit, representing a metric ton of carbon saved by a project under the JI mechanism, and the Certified Emission Reduction unit (“CERs”) under the CDM. As of December 31, 2020, we have registered 19 CDM projects with a total potential to, according to our estimates, reduce 2.44 million tons of CO2E emissions per year. Since July 2014, we do not verify the actual reductions, so we do not generate CERs on an annual basis since then. As of December 31, 2020, we have already used the maximum allowed number of CERs in all EU operations but in Croatia, where we still have the right to use 4.5% of 2020 verified emissions before April 2021. Under Phase IV, Emission Reduction Units and CERs will no longer be usable or exchangeable for compliance purposes.

Despite having sold a substantial amount of allowances during Phase II of the ETS, the aggregate amount of allowances that were annually allocated for free to CEMEX in Phase III of the ETS (2013-2020) were sufficient to operate. This stems from various factors, notably our efforts to reduce emissions per unit of clinker produced and the stream of offset credits coming from our internal portfolio of CDM projects. As of December 31, 2020, we are taking measures intended to minimize our exposure to the ETS, while continuing to supply our products to our customers. As of December 31, 2020, it is not possible to predict with certainty how CEMEX will be affected by the EU ETS in Phase IV; however, we currently expect that the aggregate amount of allowances that will be annually allocated for free to CEMEX in Phase IV, due to unused surplus from previous phases, should be sufficient for our operations, and, therefore, CEMEX may not need to purchase emission allowances during Phase IV, unless there are changes to the current regulation framework. If any emission allowances would need to be purchased, such emission allowances would likely be purchased at increased prices due to their reduced availability in auctions, since they would have been allocated to the Market Stability Reserve. All of this could have a material impact on our results of operations, liquidity and financial condition. Also, although the cement industry is included in the list of leakage sectors which will receive free allocation of allowances during Phase IV of the ETS, a future decision that the cement industry should no longer be regarded at a significant risk of carbon leakage could have a material impact on our operations and our results of operations, liquidity and financial condition.

Additionally, as a result of the COVID 19 pandemic, some of CEMEX’s plants in Europe have reduced operations or temporarily halted production, in some cases, such as in Spain, following mandatory rules from governmental authorities. Given that the rules for Phase IV of the ETS provide for adjustment of free allocations as a result of actual production levels, this is expected to impact our CO2 allocation for the period 2021-2030, as production in time will condition allocations for the following years. Since we do not know (i) if the EU will apply any special regulation for those situations, and/or (ii) the extent to which production levels will be affected in the future as a result of the COVID 19 pandemic, as of December 31, 2020, we are not able to assess the real impact this will have on our CO2 allocation for the period 2021-2030. In general, as of December 31, 2020, us receiving free allocations is subject to conditioning due to reductions in levels of production, some of which may be temporary or circumstance-based; and, to the extent this results in our plants foregoing free carbon allowances, this could represent a significant loss of revenue to us, since carbon allowances are also tradable, which in turn could have a material adverse impact on our results of operations, liquidity and financial condition.

Furthermore, as a result of the 2019 United Nations Climate Change Conference, also known as “COP25” held in Madrid, Spain, the EU published its “Green Deal” with the following changes (among others) that reflects most of Europe’s strategy to achieve carbon neutrality by 2050, which are expected to impact our industry in the coming years: (i) implementation of a carbon border adjustment to protect from imports, which shows that our industry will need to lobby intensively to preserve free allocation; (ii) enforcement of the existing legislation on energy performance of buildings; (iii) extending the ETS to the maritime sector, and possibly also to other sectors, including those related to construction; (iv) implementation of measures to address pollution from industrial activities; (v) development of a new sustainable finance strategy; and (vi) a review of regulations that cover construction products, as well as other initiatives. As of December 31, 2020, it is uncertain if any further special regulations will be implemented by the European Union in order to implement these changes to its “Green Deal,” and if any such implementation would have a material adverse impact on our results of operations, liquidity and financial condition. In particular, if the European Commission moves forward on these measures, the cement sector should participate in its development, as a result of the potential impact of losing free CO2 allocations from the moment the measure becomes effective.

As of December 31, 2020, an independent emissions trading system in the United Kingdom (the “UK ETS”) is expected to replace the EU ETS in the United Kingdom starting January 1, 2021. The United Kingdom has already issued regulations establishing the structure of the UK ETS, including a cap on emissions each year to 2030. With some exceptions, the UK ETS is expected to be similar to the EU ETS and is expected to provide continuity after the transition from the EU ETS. Among these exceptions are the following: (i) a tighter annual cap than under the EU ETS is expected, at 5% below the Phase IV EU ETS cap; and (ii) greater fines are expected to apply, as a charge of GBP100 would be imposed for each ton of emissions not covered by allowances, which is higher than the €100 fine under the EU ETS. The United Kingdom cap is set to be revised in 2024 to fully align with a net-zero trajectory. As of December 31, 2020, although the UK ETS is expected to provide continuity after the transition from the EU ETS, it is not possible to predict with certainty how CEMEX will be affected by the UK ETS. As in Phase IV of the EU ETS and given the expected tighter caps and expected revision in 2024, the aggregate amount of allowances allocated to CEMEX under the UK ETS could not be sufficient for our operations, and, therefore, CEMEX could require to purchase emission allowances at some point in time. It could be necessary to purchase these emission allowances at increased prices due to potential insufficient liquidity and increased price volatility in the UK ETS compared to the EU ETS. All of this could have a material impact on our results of operations, liquidity and financial condition.

In furtherance of the Paris Agreement, countries are invited to deliver new NDCs every five years. During COP25, 41 countries, including the EU, representing 10.1% of global emissions committed to update their respective NDC during 2020. Furthermore, 80 countries signaled their intention to enhance ambition or action in an NDC by 2020, representing 10.5% of global emissions. Where satisfied, the aforementioned commitments and intentions were satisfied to varying degrees. All countries where CEMEX has operations, except for the United States, Egypt, the Philippines and Guatemala, have committed to update and/or enhance their NDC targets at the “COP26” to be held in Glasgow, which has been delayed to November 2021. In addition, 73 other non-EU countries announced they would submit enhanced action plans for reaching carbon zero by 2050. As of December 31, 2020, it is uncertain if the delivery of new NDCs or these enhanced action plans for carbon reduction will lead to the implementation of any further regulations, and if any such implementation would have a material adverse impact on our results of operations, liquidity and financial condition.

EU Taxonomy

Further to the European Union’s climate and energy targets and to reach the objectives of its Green Deal, the European Union has sought to establish a framework to facilitate sustainable development under Regulation (EU) 2020/852 (the “EU Taxonomy Regulation”), which was published in the Official Journal of the European Union on 22 June 2020 and entered into force on 12 July 2020 (although key provisions will be developed by delegated acts and will only come into force at a later date). Within the framework of the EU Taxonomy Regulation, the technical Expert Group on Sustainable Finance published a final report on a classification system that sets out a list of environmentally sustainable economic activities (the “EU Taxonomy”). In addition to imposing certain reporting obligations, the classification of a company’s activities under the EU Taxonomy could, among other things, influence a company’s ability to access funds for certain projects, the financial markets or financial products.

Great Britain Landfills

In Great Britain, future expenditure on closed and current landfill sites has been assessed and quantified over the period in which the sites are considered to have the potential to cause environmental harm, generally consistent with the regulatory view of up to 60 years from the date of closure. The assessed expenditure relates to the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure. The costs have been quantified on a net present value basis in the amount of £130,399,530.26 ($178.31 million as of December 31, 2020, based on an exchange rate of £0.7313 to $1.00) as of December 31, 2020, and we made an accounting provision for this amount.

Philippines Environmental Class Action

On September 20, 2018, a landslide occurred in Sitio Sindulan, Barangay Tina-an, Naga City, Cebu, Philippines (the “Landslide”), a site located within an area covered by mining rights of ALQC. We are an indirect minority shareholder in ALQC, the principal raw material supplier of one of our subsidiaries in the Philippines, APO.

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

In the complaint, among other allegations, plaintiffs claim that the Landslide occurred as a result of the defendants’ gross negligence; and seek, among other relief, (i) monetary damages in the amount of 4.3 billion Philippine Pesos ($89.54 million as of December 31, 2020, based on an exchange rate of 48.023 Philippine Pesos to $1.00), (ii) the establishment of a 500 million Philippine Pesos ($10.41 million as of December 31, 2020, based on an exchange rate of 48.023 Philippine Pesos to $1.00) rehabilitation fund, and (iii) the issuance of a Temporary Environment Protection Order against ALQC aiming to prevent ALQC from performing further quarrying activities while the case is still pending.

As of December 31, 2020, among other defenses and based on a report by the Mines and Geosciences Bureau of the Department of Environment and Natural Resources, CHP, APO and ALQC (individually, each a “Private Defendant” and collectively, the “Private Defendants”) deny liability and hold the position that the Landslide occurred due to natural causes.

In an Order dated August 16, 2019, the Court denied plaintiffs’ Application for Temporary Environment Protection Order. Plaintiffs moved for reconsideration, but the Court also denied plaintiffs’ motion in an Order dated September 30, 2019. Plaintiffs did not appeal this ruling, which became final as of December 5, 2020.

Likewise, in a separate Order also dated September 30, 2019, the Court partially granted the affirmative defenses raised by Private Defendants in their respective answers, and ruled, among others, that the subject case against CHP and APO is dismissed for failure to state a cause of action. The Court also ruled that: (i) the 22 plaintiffs who failed to sign the verification and certification against forum shopping are dropped as party-plaintiffs; (ii) the subject case is not a proper class suit, and that the remaining 17 plaintiffs can only sue for their respective claims, but not as representatives of the more than 8,000 alleged victims of the landslide incident; (iii) plaintiffs’ cause of action against ALQC for violation of Section 19(a) of Republic Act No. 10121 is dismissed; (iv) there is a misjoinder of causes of action between the environmental suit and the damage suit; and (v) the damage suit of the remaining plaintiffs will proceed separately upon payment of the required docket fees within 30 days from receipt of Order, otherwise, the case for damages will be dismissed. This Court Order is not yet final and may be still be appealed by the parties thereto. A motion for reconsideration was filed on November 26, 2019 by the plaintiffs and is now submitted for the Court’s resolution. Meanwhile, during the hearing of Plaintiff’s motion for reconsideration on September 11, 2020, the Province of Cebu was officially dropped as a party-defendant in the case, on oral motion of plaintiffs.

In the event that the latter Order is reconsidered, and a final adverse resolution is issued in this matter, plaintiffs will have the option to proceed against any one of ALQC, APO or CHP for satisfaction of the entirety of the potential judgement award, without the need to proceed against any other Private Defendant beforehand. Thus, ALQC’s, APO’s or CHP’s assets alone could be exposed to execution proceedings. As of December 31, 2020, at this stage of the overall proceedings and considering all possible defenses that could be available, while we cannot assess with certainty the likelihood of an adverse result in the overall proceedings, we believe a final adverse resolution in the overall proceeding is not probable, and, in turn, because we are not able to assess the outcome of the reconsiderations filed against the Court’s Order, we are not able to determine if a final adverse resolution, if any, would have a material adverse impact on the Company’s consolidated results of operations, liquidity and financial condition.

Tariffs

The following is a discussion of tariffs on imported cement in some of the countries and regions in which we operate.

Mexico

Mexican tariffs on imported goods vary by product and have historically been as high as 100%. Over the years, import tariffs have been substantially reduced and currently range from none at all for raw materials to over 20% for finished products. As a result of North American Free Trade Agreement (“NAFTA”), starting January 1, 1998, the tariff on cement imported into Mexico from the United States or Canada was eliminated. A new agreement signed on November 30, 2019, called the United States-Mexico-Canada Agreement (“USMCA”), and which supersedes NAFTA, entered into force on July 1, 2020. The USMCA does not have any impact on tariffs on cement imported from the United States or Canada into Mexico.

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

United States

In general, and aside from any other restrictions or prohibitions, as of December 31, 2020, any cement imported into the United States from Cuba and North Korea is subject to custom duties depending on the specific type of cement. Imports into the United States from Cuba and North Korea are generally prohibited due to the U.S. import/export controls and economic sanctions. In order to import cement and other products into the United States from Cuba or North Korea, an importer would be required to obtain a license from the U.S. government or otherwise establish the existence of a license exception.

On September 18, 2018, the United States Trade Representative (“USTR”) released a list of $200 billion worth of Chinese imports that were to be subject to additional tariffs. This list included cement, clinker, slag cement, and granulated slag from the manufacture of iron or steel. These additional tariffs were effective starting September 24, 2018 and initially were in the amount of 10%. The U.S. was expected to increase the additional tariffs to 25% starting January 1, 2019, but this increase was postponed for 90 days starting on December 1, 2018, to allow time for the United States and China to negotiate their trade disputes. Accordingly, absent a resolution of the trade disputes, the rate of additional duty for the products covered by the September 2018 tariff action increased to 25% on May 10, 2019. On August 23, 2019, the United States announced that the current 25% import tariff would be increased to 30% by October 1, 2019. On September 11, 2019, the United States announced that implementation of this increase would be delayed to October 15, 2019, however, the implementation of this increase has not yet occurred as of December 31, 2020, and the tariff remains at 25%.

Also, as of December 31, 2020, cement imports from countries other than Cuba, China and North Korea into the United States are currently duty free, however, certain individuals and entities on U.S. government lists of specially designated nationals and prohibited parties, may be subject to U.S. import/export controls and other sanctions that prohibit transactions (including import transactions) with such persons without a license.

Europe

Member countries of the EU are subject to the uniform EU commercial policy. There is no tariff on cement imported into a country that is a member of the EU from another member country or on cement exported from an EU country to another member country. As of December 31, 2020, for cement imported into a member country from a non-member country, the tariff was 1.7% of the customs value. Any country with preferential treatment with the EU is subject to the same tariffs as members of the EU. Most Eastern European producers exporting cement into EU countries currently pay no tariff.

Asia

On August 27, 2019 the Department of Trade and Industry (DTI) of the Republic of the Philippines imposed a general safeguard measure on imported cement from various countries (Department Administrative Order

19-13, Series of 2019) for a period of three years (August 2019 to August 2022). On December 5, 2020, this safeguard was updated in order to make cement imports of cement types 2523.29.90 and 2523.90.00 under ASEAN Harmonized Tariff Nomenclature from major exporting markets of China, Japan, Taiwan, Thailand and Vietnam, subject to a general safeguard duty of PHP245 per metric ton for the second year (i.e., from October 22, 2020 to October 21, 2021) of the aforementioned three-year period. As of December 31, 2020, the duty amount will be subject to regular review by the DTI.

Tax Matters

Mexico

In November 2009, the Mexican Congress approved a general tax reform, effective as of January 1, 2010 (the “2010 Tax Reform”). Specifically, the 2010 Tax Reform included changes to the tax consolidation regime that required CEMEX, among others, to determine and retroactively pay taxes at a current rate on items in past years that were eliminated in consolidation or that reduced consolidated taxable income (“Additional Consolidated Taxes”). Additional Consolidated Taxes arising after the 2004 tax year are taken into account in the sixth fiscal year after such year and are payable over the succeeding five years in the following proportions per year: 25%, 25%, 20%, 15% and 15%. Applicable taxes payable as a result of this tax reform are increased by inflation adjustments as required by the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta). In connection with these changes in the tax consolidation regime in Mexico, as of December 31, 2009, we recognized a liability of Ps10.5 billion ($ 527.90 million as of December 31, 2020, based on an exchange rate of Ps19.89 to $1.00). As of December 31, 2020, we have paid an aggregate amount of Ps7.3 billion ($367.01 million as of December 31, 2020, based on an exchange rate of Ps19.89 to $1.00) of Additional Consolidated Taxes.

In December 2010, pursuant to certain additional rules, CEMEX reduced its estimated tax payable by Ps2.9 billion ($145.80 million as of December 31, 2020, based on an exchange rate of Ps19.89 to $1.00) against a credit to the statement of operations when the new tax enactment took place. As of December 31, 2020, after accounting for (i) cash payments, (ii) income tax from subsidiaries paid to the parent company, (iii) effects of tax deconsolidation, and (iv) other adjustments, that took place from 2010 to 2020, as of December 31, 2020, the estimated tax payable for tax consolidation in Mexico decreased to Ps610 million ($30.66 million as of December 31, 2020, based on an exchange rate of Ps19.89 to $1.00).

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

On April 30, 2014, CEMEX paid Ps2.3 billion of Deconsolidation Taxes ($115.63 million as of December 31, 2020, based on an exchange rate of Ps19.89 to $1.00). On April 30, 2015, CEMEX paid Ps3.7 billion of Deconsolidation Taxes ($186.02 million as of December 31, 2020, based on an exchange rate of Ps19.89 to $1.00). On April 29, 2016, CEMEX paid Ps728 million of Deconsolidation Taxes ($36.60 million as of December 31, 2020, based on an exchange rate of Ps19.89 to $1.00). On April 28, 2017, CEMEX paid Ps924 million of Deconsolidation Taxes ($46.45 million as of December 31, 2020, based on an exchange rate of Ps19.89 to $1.00). On April 30, 2018, CEMEX paid Ps970 million of Deconsolidation Taxes ($48.76 million as of December 31, 2020, based on an exchange rate of Ps19.89 to $1.00). On April 30, 2019, CEMEX paid Ps592 million of Deconsolidation Taxes ($29.76 million as of December 31, 2020, based on an exchange rate of Ps19.89 to $1.00). On April 30, 2020, CEMEX paid Ps421 million of Deconsolidation Taxes ($21.16 million as of December 31, 2020, based on an exchange rate of Ps19.89 to $1.00). This seventh payment, together with the six prior payments represented 100% of the Deconsolidation Taxes for the period that corresponds to the 2008, 2009 tax year, and 2010 tax years, 85% of the Deconsolidation Taxes for the period that corresponds to the 2011 tax year, 70% of the Deconsolidation Taxes for the period that corresponds to the 2012 tax year and 50% of the Deconsolidation Taxes for the period that corresponds to the 2013 tax year.

In October 2015, the Mexican Congress approved a tax reform effective as of January 1, 2016 (the “2016 Tax Reform”), granting Mexican companies the option not to pay the remaining asset tax payments included in the Deconsolidation Tax liability. CEMEX also applied this option. As of December 31, 2020, taking into account the effects of the 2016 Tax Reform, the estimated payments to be made of Deconsolidation Taxes (which includes the Additional Consolidated Taxes) in 2021, 2022 and 2023, is not material to our results of operations, liquidity and financial condition.

United States

As of December 31, 2020, the United States Internal Revenue Service (“IRS”) has concluded its audits for the years 2014 through 2018. The final findings did not alter the originally filed CEMEX returns in the United States, which had no reserves set aside for any potential tax issues. On February 14, 2019, the IRS commenced its audits of the 2019 tax year under the compliance assurance process. As of December 31, 2020, we have not identified any material audit issues and, as such, no reserves are recorded for the 2019 tax year audit in our financial statements.

Colombia

On April 1, 2011, the Colombian Tax Authority (Dirección de Impuestos y Aduanas Nacionales) (“DIAN”), notified CEMEX Colombia of a proceeding notice in which the DIAN rejected certain deductions taken by CEMEX Colombia in its 2009 year-end tax return. The DIAN assessed an increase in taxes to be paid by CEMEX Colombia in the amount of 90 billion Colombian Pesos ($26.21 million as of December 31, 2020, based on an exchange rate of 3,432.50 Colombian Pesos to $1.00) and imposed a penalty in the amount of 144 billion Colombian Pesos ($41.95 million as of December 31, 2020, based on an exchange rate of 3,432.50 Colombian Pesos to $1.00). The aforementioned penalty was equivalent to 160% of the additional amount paid by CEMEX Colombia. However, in 2017, Law 1819 of 2016 became effective. The inaccuracy penalty under such law is 100%. Therefore, CEMEX Colombia requested of the State Council in April 2017 that the arguments of the DIAN be sustained, and that a penalty of 100%, be applied pursuant to the principle of favorability. This would translate to an amount of $89 billion Colombian Pesos ($25.92 million as of December 31, 2020, based on an exchange rate of 3,432.50 Colombian Pesos to $1.00). The DIAN argues that certain expenses are not deductible for fiscal purposes because they are not linked to direct revenues recorded in the same fiscal year, without taking into consideration that future revenue will be taxed with income tax in Colombia. CEMEX Colombia responded to the proceeding notice on June 25, 2011. On December 15, 2011, the DIAN issued its final determination, which confirmed the information in the special proceeding. CEMEX Colombia appealed the final determination on February 15, 2012. On January 17, 2013, the DIAN notified CEMEX Colombia of the resolution confirming the official liquidation. CEMEX Colombia appealed the final determination on May 10, 2013 which was admitted on June 21, 2013. On July 3, 2013, the appeal was notified to the DIAN, and hearings took place on February 18, 2014 and March 11, 2014. An adverse resolution to the appeal was notified to CEMEX Colombia on July 14, 2014 and on July 22, 2014, CEMEX Colombia filed an appeal before the Colombian Consejo de Estado against such adverse resolution. On December 4, 2020, CEMEX Colombia was notified of a favorable resolution issued by the Colombian Consejo de Estado on November 26, 2020, based on which CEMEX Colombia will not be required to pay any additional taxes, fines, or interest to DIAN relating to the 2009 fiscal year. The resolution in favor of CEMEX Colombia also contemplates the standardization of precedents from the Colombian Consejo de Estado regarding the understanding and extent of the rules of causality, proportionality and the need for expenditures, included in article 107 of the Colombian Tax Statute, on which the ruling in favor of CEMEX Colombia was based. No recourse or appeal procedures are available against this resolution.

On April 6, 2018, the DIAN notified CEMEX Colombia of a proceeding notice in which the DIAN rejected certain deductions taken by CEMEX Colombia in its 2012 year-end income tax return. The DIAN assessed an increase in taxes to be paid by CEMEX Colombia in the amount of 124.79 billion Colombian Pesos ($36.35 million as of December 31, 2020, based on an exchange rate of 3,432.50 Colombian Pesos to $1.00) and imposed a penalty in the amount of 124.79 billion Colombian Pesos ($36.35 million as of December 31, 2020, based on an exchange rate of 3,432.50 Colombian Pesos to $1.00). On June 22, 2018 CEMEX Colombia responded to the proceeding notice; and, on December 28, 2018, CEMEX Colombia was notified of the issuance of an official liquidation confirming the information in the proceeding notice. CEMEX Colombia filed an appeal for reconsideration on February 21, 2019 within the legal term. On January 8, 2020, CEMEX Colombia was notified that the DIAN had, in response to the appeal filed by CEMEX Colombia, confirmed the DIAN’s assessment that CEMEX Colombia is required to pay increased taxes and corresponding penalties, as previously notified on April 6, 2018. CEMEX Colombia had four months to appeal this resolution in the corresponding administrative courts in Colombia; however, the terms for administrative and judicial proceedings were suspended as a result of the government’s measures in connection with the COVID-19 pandemic. On July 1, 2020, CEMEX Colombia filed an appeal against the aforementioned resolution in the Administrative Court of Cundinamarca. No amounts are required to be paid by CEMEX Colombia until all available recourses have been filed and concluded. Additionally, on March 10, 2020, the DIAN issued a complementary administrative act “statement of objections” (pliego de cargos), in which the authority claims the payment of the credit balance that was originated in the tax declaration of the aforementioned year and that was offset by the company with taxes from subsequent years. CEMEX Colombia filed its response on June 2, 2020. Notwithstanding this resolution, as of December 31, 2020, CEMEX considers that an adverse resolution after conclusion of all available defense procedures is not probable. However, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding. If this proceeding is adversely resolved, CEMEX believes this could have a material adverse impact on the operating results, liquidity or financial position of CEMEX.

On September 5, 2018, the DIAN notified CEMEX Colombia of a proceeding notice in which the DIAN rejected certain deductions taken by CEMEX Colombia in its 2011 year-end income tax return. The DIAN assessed an increase in taxes to be paid by CEMEX Colombia in the amount of 85.17 billion Colombian Pesos ($24.81 million as of December 31, 2020, based on an exchange rate of 3,432.50 Colombian Pesos to $1.00) and imposed a penalty in the amount of 85.17 billion Colombian Pesos ($24.81 million as of December 31, 2020, based on an exchange rate of 3,432.50 Colombian Pesos to $1.00). On November 30, 2018, CEMEX Colombia responded to the proceeding notice. On May 15, 2019, CEMEX Colombia was notified of the issuance of a tax assessment maintaining the initial rejection of the deductions taken by CEMEX Colombia in its 2011 year-end income tax return. CEMEX Colombia filed an appeal on July 11, 2019. On July 6, 2020, CEMEX Colombia was notified about a resolution confirming the official liquidation. On October 22, 2020, CEMEX Colombia filed an appeal against such resolution in the Administrative Court of Cundinamarca. If a final adverse resolution to CEMEX Colombia is reached in this matter, in addition to any amounts to be paid in confirmation of the official liquidation, CEMEX Colombia would, as of the payment date, be required to pay interest on the amounts that would be declared due as of the dates they would have had to be paid. Furthermore, on June 8, 2020, the DIAN issued a complementary administrative act “statement of objections” (pliego de cargos), in which the authority claims the payment of the credit balance that was originated in the tax declaration of the aforementioned year and that was offset by the company with taxes from subsequent years. On December 17, 2020, CEMEX Colombia announced that the DIAN had archived such “statement of objections” (pliego de cargos), which means the DIAN issued an administrative act by which it closed the complementary statement of charges that had been issued within the income tax process for the fiscal year 2011 earlier in 2020. With the aforementioned administrative act, the complementary procedure within the income tax process for the fiscal year 2011 is concluded, since the value of 2011 is included within the complementary process for the fiscal year 2012. As of December 31, 2020, at this stage of the proceeding and considering all possible defenses available, while we cannot assess with certainty the likelihood of an adverse result in this special proceeding, we believe a final adverse resolution to this special proceeding is not probable. However, if adversely resolved, we believe such adverse resolution could have a material adverse impact on our results of operations, liquidity and financial condition.

Spain

On July 7, 2011, the tax authorities in Spain notified CEMEX España of a tax audit process in Spain covering the tax years from and including 2006 to 2009. The tax authorities in Spain have challenged part of the tax losses reported by CEMEX España for such years. CEMEX España has been formally notified of fines in the aggregate amount of €456 million ($557.25 million as of December 31, 2020, based on an exchange rate of €0.8183 to $1.00) resulting from the July 7, 2011 tax audit process in Spain. The laws of Spain provide a number of appeals that can be filed against such fines without CEMEX España having to make any payment until such appeals are finally resolved. On April 22, 2014, CEMEX España filed appeals against such fines before the Tribunal Economico Administrativo Central (“TEAC”) of the Spanish Tax Authorities. On September 20, 2017, CEMEX España was notified by the TEAC about an adverse resolution to such appeals. CEMEX España filed a recourse against such resolution on November 6, 2017 before the National Court (Audiencia Nacional) and applied for the suspension of the payment of the fines. The National Court (Audiencia Nacional) admitted the recourse; and, on January 31, 2018, it notified CEMEX España of the granting of the suspension of the payment, subject to the provision of guarantees on or before April 2, 2018. In this regard, CEMEX España provided the respective guarantees in the form of a combination of a liability insurance policy and a mortgage of several assets in Spain owned by its Spanish subsidiary CEMEX España Operaciones, S.L.U. On November 6, 2018, the National Court (Audiencia Nacional) confirmed the acceptance of the guarantees by the Spanish Tax Office, which ensures the suspension of the payment until the recourses are definitively resolved. As of December 31, 2020, at this stage of the matter and considering all possible defenses available, while we cannot assess with certainty the likelihood of an adverse result in this matter, we believe a final adverse resolution to this matter is not probable. However, if adversely resolved, we believe such adverse resolution could have a material adverse impact on our results of operations, liquidity and financial condition.

Egypt

On February 9, 2014, ACC was notified of the decision of the Egyptian Ministry of Finance’s Appeals Committee (the “Appeals Committee”) pursuant to which ACC has been required to pay a development levy on clay (the “Levy on Clay”) applied to the Egyptian cement industry in the amount of: (i) 322 million Egyptian Pounds ($20.40 million as of December 31, 2020, based on an exchange rate of Egyptian Pounds 15.7842 to $1.00) for the period from May 5, 2008 to August 31, 2011; and (ii) 50,235 Egyptian Pounds ($3,182.61 as of December 31, 2020, based on an exchange rate of Egyptian Pounds 15.7842 to $1.00) for the period from September 1, 2011 to November 30, 2011. On March 10, 2014, ACC filed a claim before the North Cairo Court requesting the nullification of the Appeals Committee’s decision and requesting that the North Cairo Court rule that the Egyptian tax authority is not entitled to require payment of the aforementioned amounts. In parallel, ACC has filed a request before the Ministerial Committee for Resolution of Investment Disputes (the “Ministerial Committee”) claiming non-entitlement of the Egyptian tax authority to the Levy on Clay used in the production of cement from the date of enforceability of Law No. 114/2008 up until issuance of Law No. 73/2010, and from cement produced using imported clinker. On September 28, 2015, ACC was notified by the Egyptian Cabinet that on September 2, 2015, it ratified an August 10, 2015 decision by the Ministerial Committee (the “Ministerial Committee’s Decision”) pursuant to which the Egyptian tax authority is instructed to cease claiming payment of the Levy on Clay from ACC. The Ministerial Committee’s Decision applies to the years from 2008 up to the issuance date of Law No. 73/2010. It was further decided that the Levy on Clay should not be imposed on imported clinker. At this stage, as of December 31, 2020, the Ministerial Committee’s Decision strongly supports ACC’s position in this dispute, given the fact that the Ministerial Committee’s Decision is legally binding on the Egyptian tax authority. The Ministerial Committee’s Decision was submitted to the Egyptian tax authority and, accordingly, the Egyptian tax authority issued a settlement memorandum (the “Settlement Memorandum”), whereby it confirmed and recognized the Ministerial Committee’s Decision. Furthermore, in application of the Settlement Memorandum and the Ministerial Committee’s Decision, the Egyptian tax authority issued a new claim to ACC for an adjusted amount of 55,586 Egyptian Pounds ($3,521.62 as of December 31, 2020, based on an exchange rate of Egyptian Pounds 15.7842 to $1.00). On a March 7, 2016 session of the North Cairo Court, ACC submitted the Settlement Memorandum and the Ministerial Committee’s Decision. In a May 28, 2016 session, before the North Cairo Court, the expert’s office appointed to review the case file submitted its report that confirmed and recognized the Ministerial Committee’s Decision and at this session this case was reviewed jointly with the Egyptian tax authority case which was filed to challenge ACC’s right to cancel the Levy on Clay. On December 27, 2016, the North Cairo Court ruled for referring the two jointly reviewed cases to the Cairo Administrative Judiciary Court for the former’s lack of jurisdiction to review the same. We do not expect that such referral will prejudice what we believe is ACC’s favorable legal position in this dispute. In parallel and in order to expedite the proceedings, ACC submitted, on December 27, 2018, a request to the Committee for Resolution of Tax Disputes to ratify the settlement. On November 2, 2020 the Commissioners of the Cairo Administrative Judiciary Court referred the two joint cases to the Court. The first hearing session, after referral from the Commissioners, will take place on February 15, 2021. As of December 31, 2020, we do not expect our operations, liquidity and financial condition to suffer a material adverse impact because of this matter.

Other Legal Proceedings

Colombian Construction Claims

On August 5, 2005, the Urban Development Institute (Instituto de Desarrollo Urbano) (“UDI”), and an individual filed a lawsuit in the Fourth Anti-Corruption Court of Bogotá (Fiscalía Cuarta Anticorrupción de Bogotá) against a subsidiary of CEMEX Colombia claiming that it was liable, along with the other members of the Asociación Colombiana de Productores de Concreto (“ASOCRETO”), an association formed by the ready-mix concrete producers in Colombia, for the premature distress of the concrete slabs of the Autopista Norte trunk line of the TransMilenio bus rapid transit system of Bogotá in which ready-mix concrete and flowable fill supplied by CEMEX Colombia and other ASOCRETO members was used. The plaintiffs alleged that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs were seeking the repair of the concrete slabs in a manner which guarantees their service during the 20-year period for which they were originally designed, and estimate that the cost of such repair could have been 100 billion Colombian Pesos ($29.13 million as of December 31, 2020, based on an exchange rate of 3,432.50 Colombian Pesos to $1.00). The lawsuit was filed within the context of a criminal investigation against a former director and two officers of the UDI, the contractor, the inspector and two ASOCRETO officers. On January 21, 2008, a court issued an order, sequestering the El Tunjuelo quarry, as security for payment of a possible future money judgment against CEMEX Colombia. The court determined that in order to lift this attachment and prevent further attachments, CEMEX Colombia was required to deposit 337.8 billion Colombian Pesos ($98.41 million as of December 31, 2020, based on an exchange rate of 3,432.50 Colombian Pesos to $1.00) in cash instead of posting an insurance policy to secure such recovery. CEMEX Colombia appealed this decision and the Superior Court of Bogotá (Tribunal Superior de Bogotá) allowed CEMEX to present an insurance policy in the amount of 20 billion Colombian Pesos ($5.83 million as of December 31, 2020, based on an exchange rate of 3,432.50 Colombian Pesos to $1.00). CEMEX gave the aforementioned security, and, on July 27, 2009, the court lifted the attachment on the quarry.

On October 10, 2012 the court issued a first instance judgment pursuant to which the accusation made against the ASOCRETO officers was nullified. The judgment also convicted a former UDI director, the contractor’s legal representatives and the inspector to a prison term of 85 months and a fine of 32 million Colombian Pesos ($9.32 as of December 31, 2020, based on an exchange rate of 3,432.50 Colombian Pesos to $1.00). As a consequence, of the nullification, the judge ordered a restart of the proceeding against the ASOCRETO officers. The UDI and other parties to the legal proceeding appealed the first instance judgment and on August 30, 2013 the Superior Court of Bogotá resolved to reduce the prison term imposed to the former UDI director and the UDI officers to 60 months and imposed a fine equivalent to 8.8 million Colombian Pesos

($2,563.73 as of December 31, 2020, based on an exchange rate of 3,432.50 Colombian Pesos to $1.00). Additionally, the UDI officers were sentenced to severally pay the amount of 108 billion Colombian Pesos ($31.46 million as of December 31, 2020, based on an exchange rate of 3,432.50 Colombian Pesos to $1.00) for the purported damages in the concrete slabs of the TransMilenio bus rapid transit system. Additionally, the Superior Court of Bogotá overturned the penalty imposed to the contractor’s legal representatives and inspector because the criminal action against them was barred due to the passage of time. Furthermore, the Superior Court of Bogotá revoked the annulment in favor of the ASOCRETO officers and ordered the first instance judge to render a judgment regarding the ASOCRETO officers’ liability or lack thereof. On June 25, 2014, the Supreme Court of Colombia’s Penal Cassation Chamber (Sala de Casación Penal de la Corte Suprema de Justicia de Colombia) dismissed the cassation claim filed by the former UDI director and the UDI officers against the Superior Court of Bogotá’s judgment. Dismissal of the cassation claim has no effect on CEMEX Colombia’s or the ASOCRETO officers’ interests in these proceedings. On January 21, 2015, the Penal Circuit Court of Bogotá issued a resolution agreeing with the arguments presented by CEMEX Colombia regarding the application of the statute of limitations to the criminal investigation against the ASOCRETO officers and acknowledging that the ASOCRETO officers were not public officers, and as a consequence, finalizing the process against the ASOCRETO officers and the civil responsibility claim against CEMEX Colombia. On July 28, 2015, the Superior Court of Bogotá (Tribunal Superior de Bogotá) upheld this resolution and as such the action brought against CEMEX Colombia for the premature distress of the concrete slabs of the Autopista Norte trunk line has ended.

Related to the premature distress of the concrete slabs of the Autopista Norte trunk line of the TransMilenio bus rapid transit system six legal actions were brought against CEMEX Colombia. The Cundinamarca Administrative Court (Tribunal Administrativo de Cundinamarca) nullified five of these actions and, as of December 31, 2020, only one remains outstanding. On June 17, 2019, an administrative court, in the first instance, ruled against CEMEX Colombia and other concrete producers, because the judge found that there was a violation of consumer rights, for alleged faults in the roads. Consequently, the judge ordered CEMEX Colombia to issue a public statement acknowledging the alleged violation and a commit to not incur such violation in the future. This first instance decision did not contemplate any economic consequence for CEMEX Colombia. CEMEX Colombia jointly with thirteen of the defendants filed an appeal before the Administrative Tribunal of Cundinamarca. At this stage of the proceedings, as of December 31, 2020, regarding the remaining pending action filed before the Cundinamarca Administrative Court, if adversely resolved, we do not expect that such adverse resolution should have a material adverse impact on our results of operations, liquidity and financial condition.

Egypt Share Purchase Agreement

On April 7, 2011 and March 6, 2012, lawsuits seeking, among other things, the annulment of the share purchase agreement entered into by and between CEMEX and state-owned Metallurgical Industries Company (the “Holding Company”) in November 1999 pursuant to which CEMEX acquired a controlling interest in ACC (the “Share Purchase Agreement”), were filed by different plaintiffs, including 25 former employees of ACC, before the 7th and 8th Circuits of Cairo’s State Council Administrative Judiciary Court, respectively. Hearings in both cases were adjourned in order for the State Commissioner Authority (“SCA”) to prepare the corresponding reports to be submitted for the consideration of the 7th and 8th Circuits of Cairo’s State Council Administrative Judiciary Court. During March 2015, the SCA submitted the relevant reports recommending, in both cases, that the 7th and 8th Circuits of Cairo’s State Council Administrative Judiciary Court stays the proceedings until the High Constitutional Court pronounces itself with regards to the challenges against the constitutionality of the Presidential Decree on Law No. 32 of 2014 (“Law 32/2014”). A hearing was held on October 13, 2015 before the 8th Circuit of Cairo’s State Council Administrative Judiciary Court in which the SCA’s report was reviewed and the case was adjourned to January 26, 2016 for passing judgment. At the session held on January 26, 2016, the 8th Circuit of Cairo’s State Council Administrative Judiciary Court issued a judgment ruling for the dismissal of this case considering the plaintiff’s lack of standing. The legal prescription period for the plaintiff to challenge the judgment before the High Administrative Court of 60 calendar days from the date of issuance of the judgment expired without the plaintiff filing a challenge to the judgment. Accordingly, the January 26, 2016 judgment issued by the 8th Circuit of Cairo’s State Council Administrative Judiciary Court is final and definitive. At a session held on September 3, 2015, the 7th Circuit of Cairo’s State Council Administrative Judiciary Court accepted the SCA’s report recommendation and ruled for staying the proceedings until the High Constitutional Court pronounces itself with regards to the challenges against the constitutionality of Law 32/2014. As of December 31, 2020, at this stage of the proceedings, we believe that the likelihood of an adverse result in this matter is not probable as we are not able to assess the likelihood of an adverse resolution regarding this lawsuit filed before the 7th Circuit of Cairo’s State Council Administrative Judiciary Court, but if adversely resolved, we do not believe the resolution in the first instance would have an immediate material adverse impact on our results of operations, liquidity and financial condition as there are different legal recourses that we could take. However, if we exhaust all legal recourses available to us, a final adverse resolution of this matter could have a material adverse impact on our operations, liquidity and financial condition.

Regarding a different lawsuit submitted to a First Instance Court in Assiut, Egypt and notified to ACC on May 23, 2011, on September 13, 2012, the first instance court of Assiut, Egypt issued a judgment (the “First Instance Judgment”) to (i) annul the Share Purchase Agreement; and (ii) reinstate former employees to their former jobs at ACC. The First Instance Judgment was notified to ACC on September 19, 2012. On October 18, 2012, ACC filed an appeal against the First Instance Judgment, which was followed by the Holding Company’s appeal filed on October 20, 2012 before the Appeal Court in Assiut, Egypt (the “Appeal Court”). At a November 17, 2013 hearing, the Appeal Court decided to join the appeals filed by ACC and the Holding Company and adjourned the session to January 20, 2014 to render judgment. On January 20, 2014, the Appeal Court issued a judgment (the “Appeal Judgment”) accepting both appeals, revoking the First Instance Judgment, ruling for non-qualitative jurisdiction of the first instance court to review the case and referred the matter to the administrative court in Assiut, Egypt (the “Assiut Administrative Court”) for a hearing to be held on March 16, 2014. This hearing was subsequently rescheduled to May 17, 2014 and ultimately was not held because the case file had not been completed on time in order for it to be referred to the Assiut Administrative Court. The SCA submitted a report recommending that the Assiut Administrative Court to declare itself incompetent to review this case and to refer it to the Assiut Administrative Judiciary Court (the “Assiut Administrative Judiciary Court”). The Assiut Administrative Court scheduled a new hearing for October 11, 2014 to review the case. On October 15, 2014, the Assiut Administrative Court ruled for its non-jurisdiction to review the case and referred the case to the Assiut Administrative Judiciary Court. On December 11, 2014, ACC filed an appeal against the Assiut Administrative Court ruling (the “Appeal”), requesting that its enforcement be suspended until a judgment is issued on the appeal filed before the Cassation Court on March 12, 2014. Additionally, another appeal substantially on the same terms as the Appeal was filed on March 10, 2014 by the Holding Company against the same ruling (the “Parallel Appeal”). On February 10, 2015 and March 17, 2015, hearings were held before the Assiut Administrative Judiciary Court’s SCA in which the SCA decided to adjourn in order to prepare the corresponding report to be submitted for the consideration of the Assiut Administrative Judiciary Court. On October 2015, the SCA issued a report recommending mainly that due to the absence of geographical jurisdiction to review the case, it should be referred to the 7th Circuit of “Economic and Investment Disputes” of Cairo’s State Council Administrative Judiciary Court. The Assiut Administrative Judiciary Court held a hearing for the case on February 24, 2016, in which it decided to refer the case to the First Circuit (formerly 7th Circuit) of “Economic and Investment Disputes” of Cairo’s State Council Administrative Judiciary Court. Cairo’s State Council Administrative Judiciary Court held a hearing on March 28, 2017 to notify the parties of the procedures, whereupon the court adjourned the hearing until June 13, 2017 in order for the parties to submit their memoranda. On June 13, 2017 the court decided to refer the case back to SCA to prepare and submit a complementary report on the merits. The SCA shall notify ACC with a new hearing date before the SCA if it deems necessary, or after the SCA finishes the preparation of the complementary report a new hearing will be scheduled before Cairo’s State Council Administrative Judiciary Court. In a session held on February 11, 2016 in order to review the Appeal, the Assiut Administrative Judiciary Court decided to refer the case to the First Circuit of Cairo’s State Council Administrative Judiciary Court, which in turn decided to refer the Appeal to the Assiut Administrative Judiciary Court. On November 9, 2016, the Assiut Administrative Judiciary Court held a session in order to review the referred Appeal and adjourned the Appeal to February 8, 2017. On February 8,

2017, the court adjourned the hearing until June 14, 2017 in order for the parties to submit their final memoranda. On June 14, 2017 the court postponed the hearing until November 23, 2017 in order for the parties to review the submitted documents. At the hearing held on November 23, 2017, the Assiut Administrative Judiciary Court referred the Appeal to the Commissioner’s Division for the Commissioner to render the corresponding opinion. On May 9, 2019, the Commissioner’s Division to which the Appeal had been referred by the Assiut Administrative Judiciary Court issued an advisory opinion recommending that the Assiut Administrative Judiciary Court’s judgment of October 15, 2014 be vacated and that a hearing on the case be adjourned until a judgment is issued on an appeal filed before the Cassation Court on March 12, 2014 by ACC. The Court adjourned the Appeal to the hearing session of September 24, 2019 for parties to submit memoranda, and then adjourned to the hearing session of October 23, 2019, for perusal of submitted documents and commenting. On August 27, 2018, the Assiut Administrative Judiciary Court decided to refer the Parallel Appeal to the Cairo Administrative Judiciary Court that decided lack of jurisdiction and to send the Parallel Appeal back to Assiut Administrative Judiciary Court. On July 27, 2020, upon the request of ACC, Assiut Administrative Judiciary Court decided joinder of both the Appeal and the Parallel Appeal and to adjourn both to the hearing session of December 26, 2020, and then to the hearing session of January 23, 2021, until the file of the Parallel Appeal is sent back from Cairo to Assiut. As of December 31, 2020, at this stage of the proceedings and considering all possible defenses available, while we cannot assess with certainty the likelihood of an adverse resolution regarding this lawsuit filed before the First Circuit of Cairo’s State Council Administrative Judiciary Court, we believe a final adverse resolution in this matter is not probable, but if adversely resolved, we do not believe the resolution in the first instance would have an immediate material adverse impact on our results of operations, liquidity and financial condition as there are different legal recourses that we could take. However, if we exhaust all legal recourses available to us, a final adverse resolution of this matter could have a material adverse impact on our operations, liquidity and financial condition.

On March 12, 2014, ACC filed a challenge before the Cassation Court against the part of the Appeal Judgment that refers to the referral of the case to the Assiut Administrative Court and payment of the appeal expenses and attorney fees, and requested a suspension of the Appeal Judgment execution with respect to these matters until the Cassation Court renders its judgment (the “Challenge”). A hearing was held on April 12, 2016 in order to review the Challenge’s summary request only, which requested the Cassation Court to stay the execution of part of the Appeal Judgment regarding the referral of the case to the Assiut Administrative Court and payment of the appeal expenses and attorney fees. At this hearing the Cassation Court rejected the summary request. As of December 31, 2020, ACC has not been notified of a session before the Cassation Court in order to review the subject matter of the Challenge. As of December 31, 2020, at this stage of the proceedings, we believe that the likelihood of an adverse result in this matter is not probable as we are not able to assess the likelihood of an adverse resolution regarding the Challenge, but if adversely resolved, we do not believe the resolution would have an immediate material adverse impact on our results of operations, liquidity and financial condition as there are different recourses that we could take. However, if we exhaust all legal recourses available to us, a final adverse resolution of this matter could have a material adverse impact on our operations, liquidity and financial condition.

Also, on February 23, 2014, three plaintiffs filed a lawsuit before the Assiut Administrative Judiciary Court requesting the cancellation of the resolutions taken by the Holding Company’s shareholders during the extraordinary general shareholders meeting pursuant to which it was agreed to sell ACC’s shares and enter into the Share Purchase Agreement in 1999. A hearing held on May 17, 2014 was adjourned in order for the SCA to prepare a report to be submitted for the consideration of the Assiut Administrative Judiciary Court. On September 4, 2014, ACC received the report issued by the SCA which is non-binding to the Assiut Administrative Judiciary Court. On December 11, 2014, the Assiut Administrative Judiciary Court resolved to refer the case to the 7th Circuit of Cairo’s State Council Administrative Judiciary Court. The 7th Circuit of Cairo’s State Council Administrative Judiciary Court decided to adjourn to July 25, 2015 in order to review the parties’ pleadings. On this hearing held on July 25, 2015, the 7th Circuit of Cairo’s State Council Administrative Judiciary Court adjourned the case to September 3, 2015 for passing judgment. At the session held on September 3, 2015, the 7th Circuit of Cairo’s State Council Administrative Judiciary Court ruled for staying the proceedings until the High Constitutional Court pronounces itself with regards to the challenges against the constitutionality of Law No.32/2014. As of December 31, 2020, we still do not have sufficient information to assess the likelihood of the 7th Circuit of Cairo’s State Council Administrative Judiciary Court cancelling the resolutions adopted by the Holding Company’s shareholders, or, if such shareholders’ resolutions are cancelled, how would such cancellation would affect us. However, if adversely resolved, we do not believe the resolution in this first instance would have an immediate material adverse impact on our results of operations, liquidity and financial condition as there are different legal recourses that we could take. However, if we exhaust all legal recourses available to us, a final adverse resolution of this matter could have a material adverse impact on our operations, liquidity and financial condition.

On April 22, 2014, Law 32/2014, which regulates legal actions to challenge agreements entered into by the Egyptian State (including its ministries, departments, special budget entities, local administrative units, authorities and state-participated companies) and third parties, was published in the Official Gazette, becoming effective as of April 23, 2014, subject to its presentation, discussion and approval by the House of Representatives 15 days after it holds its first session. As per the provisions of Law 32/2014, and considering certain exceptions, only the parties to these agreements have standing to challenge the validity of an agreement. During October and November 2015, parliamentary elections to the House of Representatives took place and the elected House of Representatives started to hold its sessions on January 10, 2016, as expected, and Law 32/2014 was discussed and ratified on January 20, 2016, as legally required. As of December 31, 2020, a constitutional challenge has been filed by a third party against Law 32/2014 before the High Constitutional Court. The High Constitutional Court scheduled a hearing for May 6, 2017 to proceed with the constitutional challenge that was filed against Law 32/2014 after the SCA had submitted its report with respect to the case. On May 6, 2017 the court decided to refer the case back to SCA to prepare and submit a complementary report on the merits. The SCA, if it deems it necessary, may schedule a hearing for reviewing the case before the SCA. After the SCA finishes the preparation of the complementary report, a new hearing will be scheduled before the High Constitutional Court. As of December 31, 2020, we are still not able to assess if the High Constitutional Court will dismiss Law 32/2014, but if the High Constitutional Court dismisses Law 32/2014, this could adversely impact the ongoing matters regarding the Share Purchase Agreement, which could have a material adverse impact on our operations, liquidity and financial condition.

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

After the execution of the MOU, one of CI Calizas’ former shareholders was linked to a domain extinction by the Colombian Attorney General’s Office (the “Attorney General’s Office”) that, among other measures, suspended CI Calizas’ ability to transfer certain assets to CEMEX Colombia as required by the MOU (the “Affected Assets”). In order to protect its interests in the Affected Assets, CEMEX Colombia joined the domain extinction proceeding, attended each procedural stage and cooperated with the Attorney General’s Office. CEMEX Colombia also requested the dismissal of the domain extinction against the Affected Assets. On May 2, 2016, in order to collect further evidence, the Attorney General’s Office denied CEMEX Colombia’s request for the dismissal of the domain extinction proceeding. The domain extinction is in its evidence stage and we expect that the Attorney General’s Office’s final decision as to whether it will proceed with the domain extinction with respect to the Affected Assets could take five to ten years.

In July 2013, CEMEX Colombia entered into a five-year lease agreement (the “Lease Agreement”) with a depository that had been designated by the Colombian National Narcotics Directorate (Dirección Nacional de

Estupefacientes) (the “CNND”) with respect to the Affected Assets. The Lease Agreement, along with an accompanying governmental mandate, authorized CEMEX Colombia to continue the work necessary for the construction and operation of the Maceo Project during the domain extinction proceeding. The Lease Agreement expired on July 15, 2018. Notwithstanding the expiration of the Lease Agreement, CEMEX Colombia was entitled to continue using the Affected Assets pursuant to the terms of the accompanying mandate.

On April 12, 2019, CEMEX Colombia reached a conciliatory agreement with the Colombian Administrator of Special Assets (Sociedad de Activos Especiales S.A.S) (the “SAE”), CI Calizas and Zona Franca Especial Cementera Del Magdalena Medio SAS (“ZOMAM”) before the Public Prosecutor´s Office (Procuraduría General de la Nación) and signed a contract of Mining Operation, Manufacturing and Delivery Services and Leasing of Properties for Cement Production (the “New Lease Agreement”), allowing CEMEX Colombia to operate its Maceo Plant. CEMEX Colombia, under the terms of the New Lease Agreement, will lease the land portion of the Affected Assets for a term of 21 years, that can be extended by another 10 years. The New Lease Agreement will remain in full force and effect regardless of the outcome following the domain extinction proceeding over the Affected Assets unless the criminal judge grants CEMEX Colombia (and one of its subsidiaries) the ownership rights related to the Affected Assets. In such case, the New Lease Agreement will be terminated given that CEMEX Colombia and its subsidiary would be the owners of the Affected Assets and the New Lease Agreement would no longer be required to operate and manage them.

As of December 31, 2020, it is expected that the Maceo Plant will begin operating when the following main applications and procedures with the competent authorities are positively resolved: (i) the amendment to the environmental license that allows the production of at least 950,000 metric tons of cement per year, and (ii) the procurement of permits to complete the construction of several sections of the access road to the Maceo Plant. Once these permits are obtained, CEMEX Colombia is expected to complete construction of the access road to the Maceo Plant.

Assuming that CEMEX Colombia conducted itself in good faith, and considering that its investments in the Maceo Project were incurred with the consent of the SAE and CI Calizas under the Lease Agreement and the accompanying mandate, we believe the value of such investments is protected by Colombian law. Colombian law provides that, if a person builds on another person’s property with the knowledge of such other person, the person that built on the property shall be compensated with the value of what was built or otherwise be transferred the property in the event the owner of the property decides to recover possession. We also believe that, during the term of the New Lease Agreement, CEMEX Colombia may use the Affected Assets in order to operate the Maceo Project. In the event that CEMEX Colombia’s right to the Affected Assets is extinguished in favor of the government of Colombia, which we believe is unlikely, the SAE may decide not to sell the Affected Assets to CEMEX Colombia. In either case, under Colombian law, CEMEX Colombia would be entitled to compensation for the value of the investments made in the Maceo Project. As of December 31, 2020, at this stage of the proceedings, we believe that the likelihood of an adverse result in this matter is not probable, but we are not able to assess the likelihood of CEMEX Colombia receiving an adverse decision relating to the domain extinction proceedings or if the ownership of the assets subject to the MOU will be extinguished in favor of the Republic of Colombia. However, as of December 31, 2020, we believe that an adverse resolution in which CEMEX Colombia is not compensated for the value of its investments in the Maceo Project could have a material adverse effect on our results of operations, liquidity or financial condition.

On December 30, 2013, CEMEX Colombia and the Representative entered into a different memorandum of understanding (the “Land MOU”), pursuant to which the Representative would represent CEMEX Colombia in the acquisition of lands adjacent to the Maceo Project. In connection with the Maceo Project, CEMEX Colombia conveyed to the Representative 43.8 billion Colombian Pesos, including cash payments and interest ($12.8 million, based on an exchange rate of 3,432.50 Colombian Pesos to $1.00 as of December 31, 2020). Due to the domain extinction proceeding against the Affected Assets described above, the acquisition of the Affected Assets was not finalized.

During 2016, CEMEX, S.A.B. de C.V. received reports through its anonymous reporting hotline regarding potential misconduct by certain employees, including with regard to the Maceo Project. CEMEX, S.A.B. de C.V. initiated an investigation and internal audit pursuant to its corporate governance policies and its code of ethics.

On September 23, 2016, CLH disclosed that it had identified irregularities in the process for the purchase of the land related to the Maceo Project, and proceeded to submit a criminal complaint with the Attorney General’s Office so that the Attorney General’s Office could take the appropriate actions. Further, in December 2016, CLH enhanced such filing with additional information and findings obtained as of such date. On June 1, 2017, the Attorney General’s Office petitioned for a hearing to formally charge (audiencia de imputación de cargos) two former CEMEX employees and a representative of CI Calizas. At a hearing on June 12, 2018, two former officers of the Company and the CI Calizas representative were formally charged. One of the former officers of the Company entered into a plea bargain and cooperation agreement with the Attorney General’s Office, which was approved by the Colombian criminal court in April 2019. The hearings for the two other individuals will continue during 2021.

On September 23, 2016, CLH and CEMEX Colombia terminated the employment of the Vice President of Planning of CLH, who was also CEMEX Colombia’s Director of Planning, and the Legal Counsel of CLH, who was also the General Counsel of CEMEX Colombia. In addition, effective September 23, 2016, the Chief Executive Officer of CLH, who was also the President of CEMEX Colombia, resigned from both positions. On October 4, 2016, in order to strengthen levels of leadership, management and corporate governance practices, the Board of Directors of CLH resolved to split the roles of Chairman of the Board of Directors of CLH, Chief Executive Officer of CLH and Director of CEMEX Colombia, and appointed a new Chairman of the Board of Directors of CLH, a new Chief Executive Officer of CLH, a new Director of CEMEX Colombia and a new Vice President of Planning of CLH and CEMEX Colombia. A new legal counsel for CLH and CEMEX Colombia was also appointed during the fourth quarter of 2016.

Additionally, pursuant to the requirements of CEMEX, S.A.B. de C.V. and CLH’s audit committees, CEMEX Colombia retained external counsel to assist CLH and CEMEX Colombia to collaborate as necessary with the Attorney General’s Office, as well as to assist on other related matters. A forensic investigator in Colombia was engaged, as well.

The Attorney General’s Office is investigating the irregularities in connection with the transactions conducted pursuant to the MOU and the Land MOU, as well as other matters regarding our business in Colombia. Such investigations are running their due course but have not been concluded, and, as such, we cannot predict what actions, if any, the Attorney General’s Office may implement. Any actions by the Attorney General’s Office and any actions taken by us in response to the aforementioned irregularities regarding the Maceo Project, including, but not limited to, the termination of employment and resignation of the aforementioned executives and further investigations in Colombia, could have a material adverse effect on our results of operations, liquidity or financial condition.

On December 7, 2020, CLH, acting as a shareholder of CEMEX Colombia, filed a lawsuit before the Colombian Business Superintendency (Superintendencia de Sociedades de Colombia) requesting a determination of inefficacy and subsequent declaration of invalidity and nonexistence of the capitalization in kind made by CEMEX Colombia to ZOMAM on December 11, 2015. The lawsuit is based on the argument that commercial law requirements applicable to a capitalization process were not complied with at the time of the capitalization. In the event a favorable resolution is obtained, the aforementioned capitalization would be reversed. As a consequence, the assets contributed to ZOMAM, which had an approximate value of $43 million, would revert to CEMEX Colombia in exchange for the shares in ZOMAM that had been issued as a result of this capitalization. These effects would only be reflected in CEMEX Colombia’s financial statements if a final favorable resolution is obtained. Given ZOMAM’s consolidation, no effects in our consolidated financial statements would arise from a potential favorable resolution.

Investigations related to ongoing matters in Colombia and certain other countries

In December 2016, CEMEX, S.A.B. de C.V. received subpoenas from the SEC seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo Project. These subpoenas do not mean that the SEC has concluded that CEMEX, S.A.B. de C.V. or any of its affiliates violated the law. As discussed in “—Maceo, Colombia—Legal Proceedings in Colombia,” internal audits and investigations by CEMEX, S.A.B. de C.V. and CLH had raised questions about payments relating to the Maceo Project. The payments made to the Representative in connection with the Maceo Project did not adhere to CEMEX, S.A.B. de C.V. and CLH’s internal controls. As announced on September 23, 2016, the CLH and CEMEX Colombia officers responsible for the implementation and execution of the above-referenced payments were terminated and the then Chief Executive Officer of CLH resigned. We previously disclosed that it was possible that the DOJ and other investigatory entities in other jurisdictions could also open investigations into this matter. In this regard, aside from ongoing investigations in Colombia, on March 12, 2018, the DOJ issued a grand jury subpoena to CEMEX, S.A.B. de C.V. relating to its operations in Colombia and other jurisdictions. CEMEX, S.A.B. de C.V. has cooperated and intends to continue to cooperate fully with the SEC, the DOJ, the Attorney General’s Office and any other investigatory entity. As of December 31, 2020, CEMEX, S.A.B. de C.V. is unable to predict the duration, scope or outcome of the SEC investigation, the DOJ investigation, the investigations in Colombia or any other investigation that may arise, or, because of the current status of the SEC and DOJ investigations, the potential sanctions which could be imposed on CEMEX, S.A.B. de C.V., or if such sanctions, if any, would have a material adverse impact on CEMEX, S.A.B. de C.V.’s consolidated results of operations, liquidity or financial position.

Maceo, Colombia—Operational Matters

On October 27, 2016, CLH decided to postpone the commencement of operations of the Maceo Plant. This decision was mainly due to the fact that CEMEX Colombia had not received the permits required to finalize road access to such cement plant. The only existing access to the Maceo Plant cannot guarantee safety or operations and could limit the capacity to transport products from the cement plant. As of December 31, 2020, the process to obtain the permits required to finalize the road access to the Maceo Plant is ongoing. CEMEX Colombia has provided all of the information that the authorities have requested in order to grant such permits, but CEMEX Colombia is not able to assess if and when such permits will be received.

CEMEX Colombia and ZOMAM have not received a final response to the request to expand the free trade zone that covers the Maceo Plant in order to commission a new clinker line at such cement plant. Failure to obtain such expansion would jeopardize ZOMAM´s capability to consolidate the benefits that would otherwise be available. ZOMAM had asked the Colombian Ministry of Trade, Industry and Tourism (Ministerio de Comercio, Industria y Turismo) for an expansion of the free trade zone, but ZOMAM has not received a final decision. During the third quarter of 2017, at the request of CEMEX Colombia, the DIAN granted the suspension of the expansion process of the free trade zone that ZOMAM had previously requested.

CEMEX Colombia determined that the area covered by the environmental license related to the Maceo Project partially overlapped with a District of Integrated Management (“DIM”) (Distrito de Manejo Integrado), which could limit the granting of the environmental license modification. On October 9, 2017, CEMEX Colombia filed a petition with Corantioquia to subtract from the DIM the zoning area covered by the environmental license related to CEMEX Colombia’s construction of the Maceo Project, in order to avoid any overlap between them.

On September 3, 2019, CEMEX Colombia was notified of a favorable decision issued by the Corantioquia Board of Directors to approve subtracting from the DIM an area of 169.2 hectares of the municipality of Maceo. CEMEX Colombia will be responsible for managing the execution of the environmental compensations requested by the Corantioquia Board of Directors, reaffirming its commitment to generate development, employment and community welfare by preserving the ecosystem and the environment, contributing, in this case, to the economic and social development of the municipality of Maceo, an area historically impacted by violence.

The mining concession and the environmental license related to the Maceo Project were held by different legal entities, which is contrary to typical procedure in Colombia. CI Calizas assigned the mining concession and the environmental license to Central de Mezclas S.A. (“Central de Mezclas”), a subsidiary of CEMEX Colombia, in October 2012 and December 2013, respectively. However, in December 2013, the mining concession was assigned back to CI Calizas as a result of the revocation of such mining concession by the Mining Secretariat (Secretaría de Minas) of Antioquia. During the second half of 2016, Corantioquia, the regional environmental agency with jurisdiction over the Maceo Project, requested authorization and consent from Central de Mezclas to reverse the assignment of the environmental license back to CI Calizas. On February 22, 2018, Central de Mezclas granted such authorization. CEMEX Colombia had requested a modification to the environmental license, and on December 13, 2016, Corantioquia notified Central de Mezclas that it had decided to deny the request for modification of the environmental license to 950,000 tons of cement per annum on the basis of the overlap of the project area with the DIM. On December 14, 2016, Central de Mezclas appealed the decision. On March 28, 2017, Central de Mezclas was notified of Corantioquia’s decision, which affirmed the decision that had previously denied the modification of the environmental license for a 950,000 tons of cement per annum project. As a result, as of December 31, 2020, CEMEX Colombia was actively working on the zoning and compatibility of the DIM, as well as analyzing alternatives for a partial adjustment to the DIM, to avoid future discussions regarding feasibility of expanding the proposed production in the Maceo Project beyond 950,000 tons of cement per annum. On July 17, 2020, CEMEX Colombia submitted a new request to modify the environmental license to expand its production of 950,000 tons of cement per annum as initially planned.

On August 29, 2020, CEMEX Colombia received a favorable opinion from Corantioquia and the relevant municipality, which deems the industrial and mining use of the land where the Maceo Project is located as suitable. Further requirements are still in process of being fulfilled.

Regarding the permits to complete the construction of various sections of the access road: (i) on November 10, 2020, the Mayor’s Office of Maceo issued the Road Infrastructure Intervention authorization and; (ii) on December 11, 2020, the Major´s Office issued a decree declaring that the road project is of public utility. Therefore, we can now seek the necessary approvals to obtain the permits to acquire the required properties and build the remainder of the access road. Notwithstanding the preceding developments, as of December 31, 2020, CEMEX Colombia cannot determine with certainty the date when the access road will be completed. CEMEX Colombia and Central de Mezclas plan to continue to work on solving the issues causing the postponement of the commissioning of the Maceo Plant in order to capture, as soon as reasonably possible, the full operating benefits of this facility in Colombia. CEMEX Colombia believes some of these issues could be related to the domain extinction proceeding against the Affected Assets. As of December 31, 2020, we do not expect to suffer a material adverse impact to our results of operations, liquidity or financial condition as a result of the Maceo Plant not being commissioned to operate pending resolution of these issues.

Quarry matter in France

One of our subsidiaries in France, CEMEX Granulats Rhône Méditerranée (“CEMEX Granulats”), is a party to a contract executed in 1990 (the “Quarry Contract”) with SCI La Quinoniere (“SCI”), pursuant to which CEMEX Granulats has drilling rights to extract reserves and conduct quarry remediation at a quarry in the Rhone region of France. In 2012, SCI filed a claim against CEMEX Granulats for breach of the Quarry Contract, requesting the rescission of the Quarry Contract and damages plus interest, totaling an aggregate amount of €55 million ($67.21 million as of December 31, 2020 based on an exchange rate of €0.8183 to $1.00), resulting from CEMEX Granulats having partially filled the quarry allegedly in breach of the terms of the Quarry Contract. On May 18, 2016, CEMEX Granulats was notified about an adverse judgment in this matter by the corresponding court in Lyon, France, primarily ordering the rescission of the Quarry Contract and damages plus interest, totaling an aggregate amount of €55 million ( $67.21 million as of December 31, 2020, based on an exchange rate of €0.8183 to $1.00). This judgment is not enforceable. CEMEX Granulats filed the notice of appeal with the appeal court in Lyon, France. SCI updated its claim for damages to an approximate aggregate amount of €67 million ($81.88 million as of December 31, 2020, based on an exchange rate of €0.8183 to $1.00).

The judgment of the appeal court was notified to CEMEX Granulats on March 13, 2018. It overrules the first instance judgment but orders the rescission of the Quarry Contract. It also appoints a judicial expert to (i) determine the volume of both excavated materials and backfilling materials and (ii) give their opinion on the potential damages suffered by SCI. This judgment is enforceable. CEMEX Granulats has filed the notice of appeal with the Court of Cassation. The decision was handed down on May 23, 2019, our appeal was dismissed, and the Court of Cassation declared that CEMEX Granulats breached the Quarry Contract. In connection with this matter, judicial experts were appointed by the Lyon Court of Appeal to (i) determine the volume of both excavated materials and backfilling materials at issue and (ii) provide their assessment of the potential damages suffered by SCI. On November 25, 2020, the judicial expert appointed by the Lyon Court of Appeal issued his final report, concluding that the volume of excavated materials and external backfilling materials were calculated at 3.04 million cubic meters and 1.41 million cubic meters, respectively. Based on these volumes, the expert calculated the loss of profits at €0.65 million ($0.79 million as of December 31, 2020 based on an exchange rate of €0.8183 to $1.00) and the cost of excavation of the external backfilling materials at €12.35 million ($15.09 million as of December 31, 2020 based on an exchange rate of €0.8183 to $1.00). However, the judicial expert clearly states that in his opinion the damages suffered by SCI can only be set based on the loss of profits. At this stage of the proceedings, as of December 31, 2020, we are not able to determine the final amount that we would pay in relation to this matter, but we expect that any amounts to be paid should not have a material adverse impact on our results of operations, liquidity and financial condition.

General

As of December 31, 2020, we are involved in various legal and administrative proceedings as well as investigations involving, but not limited to, product warranty claims, commercial claims, environmental claims, claims regarding the procurement and supply of products and services, patent and copyright infringement claims, claims and disputes regarding the transportation of goods and services, indemnification claims relating to divestments and acquisitions and similar types of claims brought against us that have arisen in the ordinary course of business. We, and different organizations or associations to which we belong, also receive various information requests from various governmental and administrative authorities when such authorities are conducting periodic or general reviews of the markets in which we operate. We believe we have made adequate provisions to cover both current and contemplated general and specific litigation risks, and we believe these matters will be resolved without any significant effect on our operations, financial position and results of operations. We are sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss. However, for a limited number of ongoing legal proceedings, we may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believe that disclosure of such information on a case-by-case basis would seriously prejudice our position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, we have disclosed qualitative information with respect to the nature and characteristics of the contingency but have not disclosed the estimate of the range of potential loss.

Item 4A—Unresolved Staff Comments

Not applicable.

Item 5—Operating and Financial Review and Prospects

Cautionary Statement Regarding Forward-Looking Statements

This annual report contains, and the reports we will file or furnish in the future may contain, forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” “aimed” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to:

•

the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services;

•	the cyclical activity of the construction sector;

•	our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector;

•	availability of raw materials and related fluctuating prices;

•	competition in the markets in which we offer our products and services;

•

general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations;

•	the regulatory environment, including environmental, energy, tax, antitrust, and acquisition-related rules and regulations;

•

our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding Senior Secured Notes and our other debt instruments and financial obligations, including the Perpetual Debentures (as defined below);

•	the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles;

•	the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase;

•	loss of reputation of our brands;

•

our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “Operation Resilience” strategy’s goals;

•

the increasing reliance on information technology infrastructure for our sales invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks;

•	changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services;

•	weather conditions, including, but not limited to, excessive rain and snow, and disasters such as earthquakes and floods;

•	trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the USMCA;

•	terrorist and organized criminal activities as well as geopolitical events;

•	declarations of insolvency or bankruptcy, or becoming subject to similar proceedings;

•	natural disasters and other unforeseen events (including global health hazards such as COVID-19); and

•	the other risks and uncertainties described under “Item 3—Key Information—Risk Factors” and elsewhere in this annual report.

Readers are urged to read this annual report and carefully consider the risks, uncertainties and other factors that affect our business and operations. The information contained in this annual report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed or furnished by us with the SEC.

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

Overview

The following discussion and analysis should be read in conjunction with, and are qualified in their entirety by reference to our audited consolidated financial statements for the years ended as of December 31, 2019 and 2020, and for each of the three years ended December 31, 2018, 2019 and 2020, included elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS as issued by IASB.

As previously described, our audited consolidated financial statements for the years ended December 31, 2019 and 2020, and for each of the three years ended December 31, 2018, 2019 and 2020 included elsewhere in this annual report include our presentation of several incurred and projected sales of assets as discontinued operations.

The regulations of the SEC do not require foreign private issuers that prepare their financial statements based on IFRS (as issued by IASB) to reconcile such financial statements to U.S. GAAP.

The percentage changes in cement sales volumes described in this annual report for our operations in a particular country or region include the number of tons of cement and/or the number of cubic meters of ready-mix concrete sold to our operations in other countries and regions. Likewise, unless otherwise indicated, the revenues financial information presented in this annual report for our operations in each country or region includes the Dollar amount of revenues derived from sales of cement and ready-mix concrete to our operations in other countries and regions, which have been eliminated in the preparation of our 2020 audited consolidated financial statements included elsewhere in this annual report.

The following table sets forth selected consolidated financial information as of December 31, 2019 and 2020 and for each of the three years ended December 31, 2018, 2019 and 2020 by principal geographic reporting segment expressed as an approximate percentage of our total consolidated group. We operate in countries and regions with economies in different stages of development and structural reform and with different levels of fluctuation in exchange rates, inflation and interest rates. These economic factors may affect our results of operations, liquidity and financial condition, depending upon the depreciation or appreciation of the exchange rate of each country and region in which we operate compared to the Dollar and the rate of inflation of each of these countries and regions.

	Revenues For the Year Ended December 31,			Operating Earnings Before Other Expenses, Net For the Year Ended December 31,			Total Assets at December 31,
	2018(1)	2019(1)	2020	2018(2)	2019(2)	2020	2018(2)	2019(2)	2020
Mexico	23%	21%	21%	63%	61%	58%	12%	14%	14%
United States	25%	27%	29%	19%	18%	23%	49%	49%	46%
EMEAA
United Kingdom	5%	5%	5%	3%	4%	2%	6%	5%	5%
France	6%	6%	6%	2%	3%	2%	3%	3%	4%
Germany	3%	3%	4%	1%	3%	3%	2%	1%	1%
Spain	2%	2%	2%	(1)%	(1)%	(1)%	4%	4%	4%
Philippines	3%	3%	3%	3%	6%	5%	2%	2%	3%
Israel	4%	5%	5%	4%	5%	6%	2%	2%	3%
Rest of EMEAA	7%	7%	7%	5%	4%	5%	6%	4%	4%
SCA&C
Colombia	4%	4%	3%	4%	5%	4%	4%	4%	4%
Panama	2%	1%	1%	3%	2%	—	1%	1%	1%
Caribbean TCL	2%	2%	2%	2%	2%	3%	2%	2%	2%
Dominican Republic	1%	2%	2%	3%	6%	6%	1%	1%	1%
Rest of SCA&C	4%	4%	4%	7%	7%	8%	2%	1%	1%
Corporate and Other Operations	9%	8%	6%	(18)%	(25)%	(24)%	4%	7%	7%
Continuing operations	14,570	13,922	13,688	1,703	1,333	1,343	29,074	28,524	27,238
Assets held for sale	—	—	—	—	—	—	107	839	187
Eliminations	(1,039)	(792)	(718)	—	—	—	—	—	—

Consolidated information	13,531	13,130	12,970	1,703	1,333	1,343	29,181	29,363	27,425

(1)	Percentages by reporting segment are determined from continuing operations before eliminations resulting from consolidation.
(2)	Percentages by reporting segment are determined from continuing operations after eliminations resulting from consolidation.

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

The main items subject to significant estimates and assumptions by our management include lease accounting, impairment tests of long-lived assets, recognition of deferred income tax assets, the measurement of financial instruments at fair value, the assets and liabilities related to employee benefits, as well as the analyses of contingent liabilities. Significant judgment by our management is required to appropriately assess the amounts of these assets and liabilities.

As of December 31, 2019 and 2020, and for the years ended December 31, 2018, 2019 and 2020, identified below are the accounting policies we have applied under IFRS that are critical to understanding our overall financial reporting.

Leases

Based on IFRS 16, at the inception of a lease contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. We use the definition of a lease in IFRS 16, Leases (“IFRS 16”) to assess whether a contract conveys the right to control the use of an identified asset, pursuant to which financial liabilities related to lease contracts are recognized against assets for the right-of-use, measured at their commencement date as the NPV of the future contractual fixed payments, using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate. We determine our incremental borrowing rate by obtaining interest rates from our external financing sources and making certain adjustments to reflect the term of the lease, the type of the asset leased and the economic environment in which the asset is leased.

We do not separate the non-lease component from the lease component included in the same contract. Lease payments included in the measurement of the lease liability comprise contractual rental fixed payments, less incentives, fixed payments of non-lease components and the value of a purchase option, to the extent that option is highly probable to be exercised or is considered a bargain purchase option. Interest incurred under the financial obligations related to lease contracts is recognized as part of the line item “Interest expense” in the statement of operations.

At the commencement date or on modification of a contract that contains a lease component, we allocate the consideration in the contract to each lease component based on their relative stand-alone prices. We apply the recognition exception for lease terms of 12 months or less and contracts of low-value assets and recognize the lease payment of these leases as rental expense in the statement of operations over the lease term. We defined the lease contracts related to office and computer equipment as low-value assets.

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

Deferred Income Taxes

Our operations are subject to taxation in many different jurisdictions throughout the world. The effects reflected in the statement of operations for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary, reflecting uncertainty in income tax treatments, if any. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax loss carryforwards and other recoverable tax credits, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow the manner in which we expect to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted. Our worldwide tax position is highly complex and subject to numerous laws that require interpretation and application and that are not consistent among the countries in which we operate. Significant judgment is required to appropriately assess the amounts of tax assets and liabilities.

Deferred tax assets, mainly related to tax loss carryforwards, are reviewed at each reporting date and are reduced when it is not deemed probable that the related tax benefit will be realized, considering the aggregate amount of self-determined tax loss carryforwards that we believe will not be rejected by the tax authorities based on available evidence and the likelihood of recovering them prior to their expiration through an analysis of estimated future taxable income. If it is probable that the tax authorities would reject a self-determined deferred tax asset, we would decrease such asset. When it is considered that a deferred tax asset will not be recovered before its expiration, we would not recognize such deferred tax asset. Both situations would result in additional income tax expense for the period in which such determination is made. In order to determine whether it is probable that deferred tax assets will ultimately be recovered, we take into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies and future reversals of existing temporary differences. Likewise, we analyze our actual results versus our estimates, and adjust, as necessary, our tax asset valuations. If actual results vary from our estimates, the deferred tax asset and/or valuations may be affected, in which case, necessary adjustments will be made based on relevant information in our statement of operations for such period.

Based on IFRIC 23, Uncertainty over income tax treatments, the income tax effects from an uncertain tax position are recognized when it is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information. The probability of each position has been considered on its own, regardless of its relation to any other broader tax settlement. The probability threshold represents a positive assertion by management that we are entitled to the economic benefits of a tax position. If it is improbable for a tax position to be sustained, no benefits of the position are recognized. Our policy is to recognize interest and penalties related to unrecognized tax benefits as part of the income tax in the consolidated statements of operations.

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

Our effective income tax rate is determined by dividing the line item “Income tax” in our consolidated statements of operations into the line item “Earnings before income tax.” This effective tax rate is further reconciled to our statutory tax rate applicable in Mexico and is presented in note 20.3 to our 2020 audited consolidated financial statements included elsewhere in this annual report. A significant effect on our effective tax rate, and consequently on the reconciliation of our effective tax rate, relates to the difference between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where we operate. For the years ended December 31, 2018, 2019 and 2020, the statutory tax rates in our main operations were as follows:

Country	2018	2019	2020
Mexico	30.0%	30.0%	30.0%
United States	21.0%	21.0%	21.0%
United Kingdom	19.3%	19.3%	19.0%
France	34.4%	34.4%	32.0%
Germany	28.2%	28.2%	28.2%
Spain	25.0%	25.0%	25.0%
Philippines	30.0%	30.0%	30.0%
Colombia	37.0%	33.3%	32.0%
Others	7.8% - 39.0%	7.8% - 35.0%	9.0% - 30.0%

Our current and deferred income tax amounts included in our consolidated statements of operations are highly variable and are subject, among other factors, to the amounts of taxable income determined in each jurisdiction in which we operate. Such amounts of taxable income depend on factors such as sale volumes and prices, costs and expenses, exchange rates fluctuations and interest on debt, among others, as well as on the estimated tax assets at the end of the period due to the expected future generation of taxable gains in each jurisdiction. See our discussion of operations included elsewhere in this “Item 5—Operating and Financial Review and Prospects.”

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

Derivative financial instruments

In compliance with the guidelines established by our Risk Management Committee and the restrictions in our debt agreements and our hedging strategy, we use derivative financial instruments with the objectives of: (i) changing the risk profile or fixing the price of fuels; (ii) foreign exchange hedging; (iii) hedging forecasted transactions; and (iv) accomplishing other corporate objectives.

Derivative financial instruments are recognized as assets or liabilities in the balance sheet at their estimated fair values, and changes in such fair values are recognized in the statements of operations within “Financial income and other items, net” for the period in which they occur, except for changes in the fair value of derivative instruments associated with cash flow hedges, in which case, such changes in fair value are recognized in stockholders’ equity, and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials, fuel and commodities. Likewise, in hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result, which reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, we have not designated any derivative instruments in fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, we believe the risk of non-performance of the obligations agreed to by such counterparties to be minimal. See note 17.4 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

The estimated fair value under IFRS represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation, that is, an exit price or a market-based measurement.

In connection with hedge accounting under IFRS 9, among other changes, there is a relief for entities in performing: (a) the retrospective effectiveness test at inception of the hedging relationship and (b) the requirement to maintain a prospective effectiveness ratio between 0.8 and 1.25 at each reporting date for purposes of sustaining the hedging designation, both requirements under IAS 39. Under IFRS 9, a hedging relationship can be established to the extent the entity considers, based on the analysis of the overall characteristics of the hedging and hedged items, that the hedge will be highly effective in the future and the hedge relationship at inception is aligned with the entity’s reported risk management strategy. IFRS 9 maintains the same hedge accounting categories of cash flow hedge, fair value hedge and hedge of a net investment established in IAS 39, as well as the requirement of recognizing the ineffective portion of a cash flow hedge immediately in the statement of operations. We performed an analysis of our derivative financial instruments upon adoption of IFRS 9 on January 1, 2018 and determined that the changes in hedge accounting described above did not impact either the measurement or carrying amount of the assets and liabilities related to our derivative financial instruments and there was no effect on our retained earnings.

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

Significant judgment and estimates by management are required to appropriately identify the corresponding level of fair value applicable to each derivative financing transaction, as well as to assess the amounts of the resulting assets and liabilities, mainly in respect of Level 2 and Level 3 fair values, in order to account for the effects of derivative financial instruments in the financial statements. See note 17.4 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

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

Allowances for credit losses were established until December 31, 2017 based on incurred loss analyses over delinquent accounts considering aging of balances, the credit history and risk profile of each customer and legal processes to recover accounts receivable. Beginning in 2018, with the adoption of IFRS 9, such allowances are determined and recognized upon origination of the trade accounts receivable based on a model that calculates the expected credit loss (“ECL”) of the trade accounts receivable. See notes 3.6 and 10 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Under this ECL model, we segment our accounts receivable in a matrix by country, type of client or homogeneous credit risk and days past due and determine for each segment an average rate of ECL, considering actual credit loss experience over the last 24 months and analyses of future delinquency, that is applied to the balance of accounts receivable. The average ECL rate increases in each segment of days past due until the rate is 100% for the segment of 365 days or more past due. See note 10 to our 2020 audited consolidated financial statements included elsewhere in this annual report. The effects of the adoption of IFRS 9 on January 1, 2018, related to the expected credit loss model, represented an increase in our allowance for expected credit losses of $29 million recognized against retained earnings, net of a deferred income tax asset of $8 million. The balances of such allowance and deferred tax assets increased from the reported amounts as of December 31, 2017, of $109 million and $754 million, respectively, to $138 million and $762 million as of January 1, 2018, respectively, after the adoption effects. Significant judgment and estimates by management are required to appropriately assess expected credit losses under IFRS 9.

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

Largely due to the COVID-19 pandemic, certain idle assets will remain closed for the foreseeable future. As a result of such closures, in relation to our estimated sales volumes and our ability to satisfy demand by achieving efficiencies in other operating assets, we recognized non-cash impairment losses for these assets for an aggregate amount of $306 million in 2020, of which $76 million relate to assets in the United States, mainly the North Brooksville plant, $189 million to assets in the EMEAA region, mainly the Lloseta and Gador plants in Spain and the South Ferriby plant in the United Kingdom and minor adjustments in other countries, and $39 million to assets in the SCA&C region mainly in connection with land in Puerto Rico and kiln 1 in Panama. Generally, for all reported periods, we conduct impairment tests on several CGUs considering certain triggering events, mainly: (a) the closing and/or reduction of operations of cement and ready-mix concrete plants resulting from adjusting the supply to current demand conditions; (b) change of operating model of certain assets or the transferring of installed capacity to more efficient plants; as well as (c) for certain equipment, remaining idle for several periods. Any resulting impairment losses are recognized within the line item of “Other expenses, net.” See note 15.1 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

During 2018, 2019 and 2020, the breakdown of impairment losses of fixed assets by country was as follows:

	For the Year Ended December 31,
	2018	2019	2020
	(in millions of Dollars)
Spain	$2	$—	$135
United States	13	6	76
United Kingdom	—	—	39
Puerto Rico	—	52	20
Croatia	—	—	13
Panama	—	—	12
Dominican Republic	—	—	5
Colombia	2	3	2
France	—	1	2
Poland	5	—	—
Mexico	1	—	—
Others	—	2	2

	$23	$64	$306

See note 15.1 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

We do not have intangible assets of indefinite life other than goodwill. As mentioned above, goodwill is tested for impairment when required due to significant adverse changes or at least once a year, during the last quarter of such year, by determining the recoverable amount of the group of CGUs to which goodwill balances have been allocated, which consists of the higher of such group of CGUs fair value, less cost to sell and its value in use, represented by the discounted amount of estimated future cash flows to be generated by such CGUs to which goodwill has been allocated. We determine discounted cash flows generally over periods of five years. If the value in use of a group of CGUs to which goodwill has been allocated is lower than its corresponding carrying amount, we determine the fair value of our reporting units using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions, among others. We recognize an impairment loss of goodwill within other expenses, net, if the recoverable amount is lower than the net book value of the group of CGUs to which goodwill has been allocated. Impairment charges recognized on goodwill are not reversed in subsequent periods.

In addition to the periodic goodwill impairment tests performed at year end 2020, considering the negative effects on our operating results caused by the COVID-19 pandemic (see note 2 to our 2020 audited consolidated financial statements included elsewhere in this annual report), as well as the high uncertainty and lack of visibility in relation to the duration and consequences in certain markets where we operate, management considered that impairment indicators occurred during the third quarter of 2020 in our operating segments in the United States, Spain, Egypt and the UAE, and consequently carried out impairment analyses of goodwill as of September 30, 2020.

As a result of these impairment analyses, in the third quarter of 2020, we recognized within other expenses, net in the statement of operations a non-cash goodwill impairment loss for an amount of $1,020 million in connection with our operating segment in the United States. See notes 7 and 16.2 to our 2020 audited consolidated financial statements included elsewhere in this annual report. No other impairment test of goodwill as of September 30, 2020 resulted in additional goodwill impairment losses. Moreover, we did not determine additional impairment losses in our goodwill impairment test as of December 31, 2020 in any of the groups of CGUs to which goodwill balances have been allocated. In 2019 and 2018, we did not determine goodwill impairment losses.

The impairment loss in the United States resulted from the high volatility, lack of visibility and reduced outlook associated with the effects of the COVID-19 pandemic which made us reduce our cash flows projections in the United States from seven to five years as well as reduce our long-term growth rate in the United States from 2.5% to 2%. Such changes significantly reduced the value in use as of September 30, 2020, which decreased by 25.7% as compared to December 31, 2019. Of this reduction, 51.5 percentage points (“p.p.”) were related to the decrease of two years in the cash flows projections, 27.3 p.p. resulted from the reduction in the long-term growth rate used to determine the terminal value which changed from 2.5% in 2019 to 2.0% as of September 30, 2020, and 28.3 p.p. resulted from the slowdown of sales growth over the projected years, partially compensated by a positive effect of 7.1 p.p. associated with the reduction in the discount rate which decrease from 7.8% in 2019 to 7.7% as of September 30, 2020.

For the years ended December 31, 2018, 2019 and 2020, the reporting segments we presented in note 5.3 to our 2020 audited consolidated financial statements included elsewhere in this annual report represent our groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment. In arriving at this conclusion, we considered: (i) that after the acquisition, goodwill was allocated at the level of the reporting segment; (ii) that the operating components that comprise the reporting segment have similar economic characteristics; (iii) that the reporting segments are used by us to organize and evaluate its activities in its internal information system; (iv) the homogenous nature of the items produced and traded in each operative component, which are all used by the construction industry; (v) the vertical integration in the value chain of the products comprising each component; (vi) the type of clients, which are substantially similar in all components; (vii) the operative integration among components; and (viii) whether the compensation system of the specific country is based on the consolidated results of the reporting segment and not on the particular results of the components. In addition, the country level represents the lowest level within us at which goodwill is monitored for internal management purposes.

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

Pre-tax discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances in 2018, 2019 and 2020 were as follows:

	Discount rates			Long-term growth rate
Groups of CGUs	2018	2019	2020	2018	2019	2020
United States	8.5%	7.8%	7.3%	2.5%	2.5%	2.0%
Spain	8.8%	8.3%	7.7%	1.7%	1.6%	1.5%
United Kingdom	8.4%	8.0%	7.4%	1.6%	1.5%	1.6%
France	8.4%	8.0%	7.4%	1.6%	1.4%	1.7%
Mexico	9.4%	9.0%	8.3%	3.0%	2.4%	1.1%
Colombia	9.5%	8.9%	8.4%	3.6%	3.7%	2.5%
United Arab Emirates	11.0%	8.8%	8.3%	2.9%	2.5%	2.6%
Egypt	10.8%	10.3%	10.2%	6.0%	6.0%	5.6%
Range of rates in other countries	8.5% - 13.3%	8.1% - 11.5%	7.2% - 15.5%	2.3% - 6.9%	1.6% - 6.5%	(0.3%) - 6.5%

The discount rates used in our cash flows projections to determine the value in use of our operating segments as of December 31, 2020 generally decreased as compared to 2019 in a range of 0.1% up to 1.5%, mainly as a result of a decrease in 2020 in the funding cost observed in the industry that changed from 5.4% in 2019 to 4.1% in 2020 as well as the weighing of debt in the calculation of the discount rates that increased from 31.7% in 2019 to 34.6% in 2020. The risk-free rate associated to us changed from 2.9% in 2019 to 2.2% in 2020, nonetheless, increases in the specific risk rates of each country and in the market risk premium which changed from 5.6% in 2019 to 5.7% in 2020, resulted in that total cost of equity remained significantly flat in 2020 as compared to 2019 in the majority of the countries. These reductions were partially offset by a slight increase in the public comparable companies’ stock volatility (beta) that changed from 1.08 in 2019 to 1.19 in 2020. In addition, as preventive measure to consider the high uncertainty, volatility and reduced visibility related to the negative effects of the COVID-19 pandemic (see note 2 to our 2020 audited consolidated financial statements included elsewhere in this annual report), we significantly reduced in certain countries our long-term growth rates used in their cash flows projections as of December 31, 2020 as compared to 2019 such as in the United States in 0.5%, Mexico in 1.3% and Colombia in 1.2%. These long-term growth rates will be revised upwards or downwards again in the future as new economic data is available.

The discount rates used in our cash flows projections to determine the value in use of our operating segments as of December 31, 2019 generally decreased as compared to 2018 in a range of 0.6% up to 2.6%, mainly because of a decrease in 2019 in the funding cost observed in the industry that changed from 7.3% in 2018 to 5.4% in 2019. The risk-free rate associated to us remained significantly flat in the level of 2.9%, while the country risk-specific rates decreased slightly in 2019 in most cases. These reductions were partially offset by a slight increase in the public comparable companies’ stock volatility (beta) that changed from 1.06 in 2018 to 1.08 in 2019 and the decrease in the weighing of debt in the calculation of the discount rates that changed from 33.5% in 2018 to 31.7% in 2019.

In connection with the discount rates and long-term growth rates included in the table above, we verified the reasonableness of our conclusions using sensitivity analyses to changes in assumptions, affecting the value in use of all groups of CGUs with an independent reasonably possible increase of 1% in the pre-tax discount rate, an independent possible decrease of 1% in the long-term growth rate, as well as using multiples of Operating EBITDA, by means of which, we determined a weighted-average multiple of Operating EBITDA to enterprise value observed in recent mergers and acquisitions in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of CGUs to which goodwill has been allocated. We considered an industry average Operating EBITDA multiple of 11.5 times in 2020, 11.5 times in 2019 and 11.1 times in 2018.

As of December 31, 2018 and 2019, none of our sensitivity analyses resulted in a potential impairment risk in our operating segments. As of December 31, 2020, except for the operating segment in the United States presented in the table below, none of the other sensitivity analyses indicated a potential impairment risk in our operating segments. We continually monitors the evolution of the group of CGUs to which goodwill has been allocated that have presented relative goodwill impairment risk in any of the reported periods and, if the relevant economic variables and the related value in use would be negatively affected, it may result in a goodwill impairment loss in the future. The table below shows the additional effects of the sensitivity analyses to the charges recognized from the changes in assumptions as of December 31, 2020.

Operating segment	Impairment losses recognized	Discount rate +1%	Long-term growth rate –1%	Multiples Operating EBITDA 11.5x
United States	$1,020	188	—	—

As of December 31, 2019 and 2020, goodwill allocated to our operating segment in the United States accounted for 78% and 76%, of our total amount of consolidated goodwill, respectively. In connection with our determination of value in use relative to our groups of CGUs in the United States in the reported periods, we have considered several factors, such as the historical performance of such operating segment, including the operating results in recent years, the long-term nature of our investment, the signs of recovery in the construction industry over the last years, the significant economic barriers for new potential competitors considering the high investment required, and the lack of susceptibility of the industry to technology improvements or alternate construction products, among other factors. To improve our assurance, as mentioned above, we verified our conclusions using sensitivity analyses over Operating EBITDA multiples of recent sale transaction within the industry occurred in such country, as well as macroeconomic information regarding GDP and cement consumption over the projected periods issued by the International Monetary Fund and the U.S. Portland Cement Association, respectively.

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

Contingent liabilities

Obligations or losses resulting from past events are recognized as liabilities in the statement of financial position only when a present legal or constructive obligations exist, are probable to result in an outflow of resources and the amount can be measured reliably. We do not recognize a provision when a loss is less than probable or when it is considered probable, but it is not possible to estimate the amount of the outflow. In such cases, the entity discloses a contingent liability in the notes to the financial statements, unless the possibility of an outflow of resources is remote.

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

Revenue Recognition

Under IFRS 15, Revenues from contracts with customers (“IFRS 15”), an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, following a five-step model: Step 1: Identify the contract(s) with a customer (agreement that creates enforceable rights and obligations); Step 2: Identify the different performance obligations (promises) in the contract and account for those separately; Step 3: Determine the transaction price (amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services); Step 4: Allocate the transaction price to each performance obligation based on the relative stand-alone selling prices of each distinct good or service; and Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation by transferring control of a promised good or service to the customer. A performance obligation may be satisfied at a point in time (typically for the sale of goods) or over time (typically for the sale of services and construction contracts).

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

When revenue is earned over time as contractual performance obligations are satisfied, which is the case of construction contracts, we apply the stage of completion method to measure revenue, which represents: (i) the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs; (ii) the surveys of work performed; or (iii) the physical proportion of the contract work completed, whichever better reflects the percentage of completion under the specific circumstances. Revenue related to construction contracts are recognized in the period in which the work is performed by reference to the contract’s stage of completion at the end of the period, considering that the following have been defined: (i) each party’s enforceable rights regarding the asset under construction; (ii) the consideration to be exchanged; (iii) the manner and terms of settlement; (iv) actual costs incurred and contract costs required to complete the asset are effectively controlled; and (v) it is probable that the economic benefits associated with the contract will flow to the entity. Progress payments and advances received from customers do not reflect the work performed and are recognized as a short- or long-term advance payments, as appropriate.

Results of Operations

Consolidation of Our Results of Operations

Our 2020 audited consolidated financial statements included elsewhere in this annual report include those subsidiaries in which we hold a controlling interest or which we otherwise control. Control exists, and consolidation is required, only when we have all of the following: (a) the power, directly or indirectly, to direct the relevant activities of an entity; (b) the exposure to variable returns from our involvement with such entity; and (c) the ability to use our power over such entity to affect its returns.

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

Discontinued Operations

Considering the disposal of entire reporting segments as well as the sale of significant businesses, our statements of operations present in the single line item of “Discontinued operations” the results of operations, net of income tax, of: (a) the assets sold in the United Kingdom for the years 2017, 2018 and 2019 and for the period from January 1 to August 3, 2020; (b) Kosmos’ assets sold in the United States for the years 2017, 2018 and 2019 and for the period from January 1 to March 6, 2020; (c) the white cement business held for sale in Spain for the years 2017, 2018, 2019 and 2020; (d) the French assets sold for the years 2017 and 2018 and for the period from January 1 to June 28, 2019; (e) the German assets sold for the years 2017 and 2018 and for the period from January 1 to May 31, 2019; (f) the Baltics and Nordics businesses sold for the years 2017 and 2018 and for the period from January 1 to March 29, 2019; and (g) the operating segment in Brazil sold for the year 2017 and for the period from January 1 to September 27, 2018; (h) our Pacific Northwest Materials Business operations in the United States sold for the year 2016 and for the six-months ended June 30, 2017; (i) CEMEX’s Concrete Pipe Business operations in the United States for the year 2016 and for the month ended January 31, 2017; and (j) CEMEX´s operations in Bangladesh and Thailand for the period from January 1 to May 26, 2016. See note 5.2 in our consolidated financial statements included elsewhere in this annual report.

Significant Transactions

For the years ended December 31, 2018, 2019 and 2020, our consolidated results reflect the following transactions:

•

On November 9, 2020, the tender offer acceptance period commenced for the CLH Tender Offer for any and all outstanding ordinary shares of CLH registered with the National Register of Securities and Issuers (Registro Nacional de Valores y Emisores) and the Colombian Securities Exchange (Bolsa de Valores de Colombia) (except for shares either owned by CEMEX España or CLH). The CLH Tender Offer expired on December 10, 2020. As a result of the CLH Tender Offer, CEMEX España purchased 108,337,613 shares of CLH at a purchase price of 3,250 Colombian Pesos per ordinary share of CLH. The CLH Tender Offer fully settled on December 18, 2020 for an aggregate amount of 352 billion Colombian Pesos (equivalent to $103 million). As of December 31, 2020, CEMEX España owns 92.37% of all outstanding shares in CLH (excluding shares owned by CLH), which includes shares purchased by us in the secondary market after the closing of the CLH Tender Offer.

•	On January 29, 2020, CHP announced the results of its stock rights offering pursuant to which 8,293,831,169 common shares of CHP were issued and listed on the Philippine Stock Exchange on

March 4, 2020. As of December 31, 2019, CEMEX España indirectly held 66.78% of CHP’s common shares. After giving effect to the stock rights offering, CEMEX España’s indirect ownership of CHP’s common shares increased to 75.66%. As of December 31, 2020, CEMEX España’s indirect ownership of CHP’s outstanding common shares had further increased to 77.84%.

•

On August 3, 2020, through an affiliate in the United Kingdom, we closed the sale of certain assets to Breedon for an amount of $230 million, including $30 million of debt. The assets included 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of our paving solutions business in the United Kingdom. After completion of this divestiture, we maintain a significant footprint in key operating geographies in the United Kingdom related with the production and sale of cement, ready-mix, aggregates, asphalt and paving solutions, among others. As of December 31, 2019, the assets and liabilities associated with this segment in the United Kingdom were presented in the statement of financial position within the line items of “Assets held for sale,” including a proportional allocation of goodwill of $47 million, and “Liabilities directly related to assets held for sale,” respectively. Moreover, the operations related to this segment for the period from January 1 to August 3, 2020, which includes a loss on sale of $57 million net of the proportional allocation of goodwill mentioned above, and for the years ended December 31, 2017, 2018 and 2019 are presented in our statements of operations net of tax in the single line item “Discontinued operations.”

•

On March 6, 2020, we concluded the sale of our U.S. affiliate Kosmos, a partnership with a subsidiary of Buzzi Unicem S.p.A. in which we held a 75% interest, to Eagle Materials Inc. for $665 million. The share of proceeds to us from this transaction was $499 million before transactional and other costs and expenses. The assets that were divested consisted of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. As of December 31, 2019, the assets and liabilities associated with this sale in the United States were presented in the statement of financial position within the line items of “Assets held for sale,” including a proportional allocation of goodwill of $291 million, and “Liabilities directly related to assets held for sale,” respectively. Moreover, the operations related to this segment from January 1 to March 6, 2020, which includes a gain on sale of $14 million, net of the proportional allocation of goodwill mentioned above, and for the years ended December 31, 2017, 2018 and 2019 are presented in our statements of operations net of income tax in the single line item “Discontinued operations.”

•

In January 2020, one of our subsidiaries in Israel acquired Netivei Noy from Ashtrom Industries for an amount in Shekels equivalent to $33 million. As of December 31, 2020, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, the net assets of Netivei Noy amounted to $33 million and goodwill was determined in the amount of $2 million.

•

On June 28, 2019, after obtaining customary authorizations, we concluded with several counterparties the sale of our ready-mix and aggregates business in the central region of France for an aggregate price in Euro equivalent to $36 million. Our operations of these disposed assets in France for the period from January 1 to June 28, 2019, which includes a gain on sale of $17 million net of a proportional allocation of goodwill related to this reporting segment of $8 million, and for the years ended December 31, 2017 and 2018 are presented in the statements of operations net of income tax in the single line item “Discontinued operations.”

•

On May 31, 2019, we concluded the sale of our aggregates and ready-mix assets in the North and North-West regions of Germany to GP Günter Papenburg AG for a price in Euro equivalent to $97 million. The assets divested in Germany consisted of four aggregates quarries and four ready-mix facilities in North Germany, and nine aggregates quarries and 14 ready-mix facilities in North-West Germany. Our operations of these disposed assets for the period from January 1 to May 31, 2019, which includes a gain on sale of $59 million, and for the year ended December 31, 2017 and 2018 are presented in the statements of operations net of income tax in the single line item “Discontinued operations.”

•

On March 29, 2019, we closed the sale of our businesses in the Baltics and Nordics to the German building materials group Schwenk for a price in Euro equivalent to $387 million. The Baltic assets divested consisted of one cement production plant in Broceni, Latvia with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The assets divested also included our 37.8% indirect interest in one cement production plant in Akmene, Lithuania with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The Nordic assets divested consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. Our operations of these disposed businesses for the period from January 1 to March 29, 2019, which includes a gain on sale of $66 million, and for the years ended December 31, 2017 and 2018 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations.”

•

On March 29, 2019, we entered into a binding agreement with Çimsa Çimento Sanayi Ve Ticaret A.Ş. to divest our white cement business and client list outside of Mexico and the United States, for an initial price of $180 million, including our Buñol cement plant in Spain and our white cement customers list. The closing of the transaction is subject to certain closing conditions, including requirements set by regulators. As of the date of this annual report, we expect to close the transaction during the second half of 2021, but we are not able to assess if the COVID-19 pandemic or if other conditions will further delay the closing of this divestment or prevent us from closing the transaction with the terms initially disclosed or at all. Our operations of these assets in Spain for the years ended December 31, 2017, 2018, 2019 and 2020 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations.”

•

On September 27, 2018, we concluded the sale of our Brazilian Operations through the sale to Votorantim Cimentos N/NE S.A. of all the shares of CEMEX’s Brazilian subsidiary Cimento Vencemos Do Amazonas Ltda., consisting of a fluvial cement distribution terminal located in Manaus, Amazonas province, as well as the related operation license for a price of $31 million. Our Brazilian Operations for the period from January 1 to September 27, 2018, which include a gain on sale of $12 million, and for the year ended December 31, 2017 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations.”

•

In August 2018, one of our subsidiaries in the United Kingdom acquired all the shares of the ready-mix concrete producer Procon for an amount in Pounds Sterling equivalent to $22 million. Based on the valuation of the fair values of the assets acquired and liabilities assumed, the net assets of Procon amounted to $10 million and goodwill was determined in the amount of $12 million.

See notes 5.1 and 5.2 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Selected Consolidated Statements of Operations Data

The following table sets forth our selected consolidated statements of operations data for each of the three years ended December 31, 2018, 2019 and 2020 expressed as a percentage of revenues.

	Year Ended December 31,
	2018	2019	2020
Revenues	100%	100%	100%
Cost of sales	(65.4)	(67.2)	(67.8)
Gross profit	34.6	32.8	32.2
Operating expenses	(22.0)	(22.6)	(21.9)
Operating earnings before other expenses, net	12.6	10.2	10.3
Other expenses, net	(2.2)	(2.7)	(13.7)
Operating earnings	10.4	7.5	(3.4)
Financial expense	(5.4)	(5.4)	(6.0)
Financial income and other items, net	—	(0.6)	(0.8)
Share of profit on equity accounted investees	0.3	0.4	0.4
Earnings before income tax	5.3	1.9	(9.8)
Income tax	(1.7)	(1.2)	(0.4)
Net income from continuing operations	3.6	0.7	(10.2)
Discontinued operations	0.6	0.7	(0.9)
Consolidated net income	4.2	1.4	(11.1)
Non-controlling interest net income	0.3	0.3	0.2
Controlling interest net income	3.9	1.1	(11.3)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2020, compared to the year ended December 31, 2019, in our domestic cement and ready-mix concrete sales volumes, as well as export sales volumes of cement and domestic cement and ready-mix concrete average sales prices for each of our reporting segments.

Reporting segments represent the components of CEMEX that engage in business activities from which we may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. We operate geographically and by line of business on a regional basis. On April 1, 2020 and for subsequent periods, the geographical regions Europe and Asia, Middle East and Africa (“AMEA”) were merged and reorganized under a single regional president and was denominated Europe, Middle East, Africa and Asia (“EMEAA”). For the reported periods, the Company’s operations were organized in four geographical regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) EMEAA and 4) South, Central America and the Caribbean (“SCA&C”). The accounting policies applied to determine the financial information by reporting segment are consistent with those described in note 3 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2020, considering similar regional and economic characteristics and/or materiality, certain countries have been aggregated and presented as single line items as follows: (i) “Rest of EMEAA” refers mainly to CEMEX’s operations and activities in Poland, the Czech Republic, Croatia, Egypt and the UAE; (ii) “Rest of SCA&C” refers mainly to CEMEX’s operations and activities in Costa Rica, Puerto Rico, Nicaragua, Jamaica, the Caribbean, Guatemala and El Salvador, excluding the operations of TCL; and (iii) “Caribbean TCL” refers to TCL’s operations mainly in Trinidad and Tobago, Jamaica, Guyana and Barbados. The segment “Others” refers to: (1) cement trade maritime operations, (2) Neoris N.V., our subsidiary involved in the business of information technology solutions, (3) CEMEX, S.A.B. de C.V., other corporate entities and finance subsidiaries and (4) other minor subsidiaries with different lines of business.

The table below and the other volume data presented by reporting segment in this “—Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” section are presented before eliminations resulting from consolidation (including those shown in note 5.3 to our 2020 audited consolidated financial statements included elsewhere in this annual report).

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Sales Prices in Local Currency(1)
Reporting Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
Mexico	+6%	-16%	+32%	+2%	Flat
United States	+8%	+1%	—	Flat	+1%
EMEAA
United Kingdom	-16%	-13%	—	+3%	Flat
France	—	-14%	—	—	+1%
Germany	+12%	+3%	-12%	+1%	+4%
Spain	-5%	-7%	+28%	+2%	+2%
Philippines	-11%	—	+1%	-6%	—
Israel	—	+8%	—	—	Flat
Rest of EMEAA	+7%	-5%	+60%	-4%	-2%
SCA&C
Colombia	-17%	-26%	—	+8%	+2%
Panama	-55%	-70%	—	-6%	-7%
Caribbean TCL	+5%	-38%	Flat	-3%	-5%
Dominican Republic	-5%	-42%	-38%	+15%	+5%
Rest of SCA&C	+3%	-29%	+4%	-1%	-7%

“—” = Not Applicable

(1)

Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a reporting segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of EMEA segment, in which they are translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms (except for the Rest of EMEAA segment, in which they represent the weighted average change of prices in Euros) based on total sales volumes in the region.

On a consolidated basis, our cement sales volumes increased 2%, from 62.8 million tons in 2019 to 63.8 million tons in 2020, and our ready-mix concrete sales volumes decreased 6%, from 50.1 million cubic meters in 2019 to 47.0 cubic meters in 2020. Our revenues decreased 1%, from $13,130 million in 2019 to $12,970 million in 2020, and our operating earnings before other expenses, net increased 1%, from $1,333 million in 2019 to $1,343 million in 2020. See the table below for a breakdown according to reporting segment.

The following tables present selected financial information for revenues and operating earnings before other expenses, net for each of our reporting segments for the years ended December 31, 2019 and 2020. The revenues information in the table below are presented before eliminations resulting from consolidation (including those shown in note 5.3 to our 2020 audited consolidated financial statements included elsewhere in this annual report). Variations in revenues determined on the basis of Dollars include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Dollar; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Reporting Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	Revenues For the Year Ended
				2019	2020
	(in millions of Dollars)
Mexico	+7%	-10%	-3%	2,897	2,812
United States	+6%	—	+6%	3,780	3,994
EMEAA
United Kingdom	-3%	+2%	-1%	749	739
France	-11%	+2%	-9%	869	795
Germany	+8%	+3%	+11%	439	489
Spain	-3%	+3%	Flat	319	319
Philippines	-17%	+4%	-13%	458	398
Israel	+10%	+4%	+14%	660	754
Rest of EMEAA	-3%	+3%	Flat	958	959
SCA&C
Colombia	-10%	-10%	-20%	504	404
Panama	-56%	—	-56%	181	80
Caribbean TCL	+2%	-1%	+1%	248	251
Dominican Republic	+4%	-11%	-7%	245	229
Rest of SCA&C	-1%	—	-1%	511	508
Others	-13%	—	-13%	1,104	957

Revenues from continuing operations before eliminations resulting from consolidation			-2%	$13,922	$13,688
Eliminations resulting from consolidation				(792)	(718)

Revenues from continuing operations			-1%	$13,130	$12,970

Reporting Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	Operating Earnings Before Other Expenses, Net For the Year Ended December 31,
				2019	2020
	(in millions of Dollars)
Mexico	+7%	-10%	-3%	$810	$783
United States	+30%	—	+30%	237	307
EMEAA
United Kingdom	-61%	+3%	-58%	50	21
France	-45%	+4%	-41%	46	27
Germany	+9%	-4%	+5%	37	39
Spain	+22%	—	+22%	(18)	(14)
Philippines	-14%	+5%	-9%	79	72
Israel	+27%	+5%	+32%	66	87
Rest of EMEAA	+15%	-4%	+11%	61	68
SCA&C
Colombia	+11%	-11%	Flat	61	61
Panama	-113%	—	-113%	31	(4)
Caribbean TCL	+32%	-2%	+30%	33	43
Dominican Republic	+13%	-12%	+1%	75	76
Rest of SCA&C	+21%	—	+21%	87	105
Others	-2%	—	-2%	(322)	(328)

Operating earnings before other expenses, net from continuing operations			+1%	$1,333	$1,343

“—” = Not Applicable

(1)

Represents the variation in local currency terms. For purposes of a reporting segment consisting of a region, the variation in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of EMEAA segment, in which they are translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the change in Dollar terms (except for the Rest of EMEAA segment, in which they represent the change in Euros), net, in the region.

Revenues. Our consolidated revenues decreased 1%, from $13,130 million in 2019 to $12,970 million in 2020. The decrease in our revenues was mainly attributable to lower volumes in some of our regions, excluding mainly the United States, Mexico, Germany and Poland, and partially offset by higher prices of our products in local-currency terms in most of our regions. Set forth below is a quantitative and qualitative analysis of the various factors affecting our revenues on a reporting segment basis. The discussion of volume data and revenues information below is presented before eliminations resulting from consolidation as described in note 5.3 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Mexico

Our domestic cement sales volumes from our operations in Mexico increased 6% in 2020 compared to 2019, and ready-mix concrete sales volumes decreased 16% over the same period. Our revenues from our operations in Mexico represented 21% of our total revenues for the year ended December 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Under the lockdown measures due to COVID-19, the industry was limited to bagged cement for the retail market and essential infrastructure, which significantly impacted formal construction demand. With the lifting of these lockdown measures, domestic cement continued its growth path supported by government social programs, home improvements and higher remittances. Formal construction activity increased as private sector and government infrastructure projects accelerate. Our cement export volumes from our operations in Mexico, which represented 11% of our Mexican cement sales volumes for the year ended

December 31, 2020, increased 32% in 2020 compared to 2019. Of our total cement export volumes from our operations in Mexico during 2020, 75% was shipped to the United States and 25% to our Rest of SCA&C segment. Our average sales price of domestic cement from our operations in Mexico increased 2%, in Mexican Peso terms, in 2020 compared to 2019, and our average sales price of ready-mix concrete remained flat, in Mexican Peso terms, over the same period. For the year ended December 31, 2020, cement represented 59%, ready-mix concrete 19% and our aggregates and other businesses 22% of our revenues in Dollar terms from our operations in Mexico before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement sales volumes and sales prices, partially offset by a decrease in ready-mix concrete sales, our revenues in Mexico, in Mexican Peso terms, increased 7% in 2020 compared to 2019.

United States

Our domestic cement sales volumes from our operations in the United States increased 8% in 2020 compared to 2019, and ready-mix concrete sales volumes increased 1% over the same period. Despite the lack of visibility and high uncertainty resulting from the COVID-19 pandemic, the increase in domestic cement and ready-mix concrete sales volumes were primarily attributable to the strong demand momentum driven by the infrastructure and residential sectors. Our operations in the United States represented 29% of our total revenues for the year ended December 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average domestic cement sales prices of our operations in the United States remained flat, in Dollar terms, in 2020 compared to 2019, and our average ready-mix concrete sales price increased 1%, in Dollar terms, over the same period. For the year ended December 31, 2020, cement represented 30%, ready-mix concrete 43% and our aggregates and other businesses 27% of revenues in Dollar terms from our operations in the United States before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement sales volumes and ready-mix concrete sales volumes and sales prices, revenues from our operations in the United States, in Dollar terms, increased 6% in 2020 compared to 2019.

EMEAA

In 2020, our operations in the EMEAA region consisted of our operations in the United Kingdom, France, Germany, Spain, Philippines and Israel, which represent the most significant operations in this region, in addition to the Rest of EMEAA segment. Our revenues from our operations in the EMEAA region represented 32% of our total revenues for the year ended December 31, 2020, in Dollar terms, before eliminations resulting from consolidation. As of December 31, 2020, our operations in the EMEAA region represented 24% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the EMEAA region.

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom decreased 16% in 2020 compared to 2019, and ready-mix concrete sales volumes decreased 13% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes reflected a deceleration in construction activity as a result of the implementation of stringent COVID-19 measures during 2020. Our operations in the United Kingdom represented 5% of our total revenues for the year ended December 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the United Kingdom increased 3%, in Pound terms, in 2020 compared to 2019, and our average sales price of ready-mix concrete remained flat, in Pound terms, over the same period. For the year ended December 31, 2020, cement represented 20%, ready-mix concrete 27% and our aggregates and other businesses 53% of revenues in

Dollar terms from our operations in the United Kingdom before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increases in domestic cement sales prices, revenues from our operations in the United Kingdom, in Pound terms, decreased 3% in 2020 compared to 2019.

France

Our ready-mix concrete sales volumes from our operations in France decreased 14% in 2020 compared to 2019. The decrease in volumes reflected a deceleration in construction activity as a result of the implementation of stringent COVID-19 measures during 2020. Our operations in France represented 6% of our total revenues for the year ended December 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in France increased 1%, in Euro terms, in 2020 compared to 2019. For the year ended December 31, 2020, ready-mix concrete represented 65% and our aggregates and other businesses 35% of revenues in Dollar terms from our operations in France before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in ready-mix concrete sales volumes, partially offset by increases in ready-mix concrete sales prices, revenues from our operations in France, in Euro terms, decreased 11% in 2020 compared to 2019.

Germany

Our domestic cement sales volumes from our operations in Germany increased 12% in 2020 compared to 2019, and ready-mix concrete sales volumes increased 3% over the same period. The increase in domestic cement and ready-mix concrete sales volumes were mainly by continued work in the infrastructure sector. Our operations in Germany represented 4% of our total revenues for the year ended December 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Germany, which represented 22% of our Germany cement sales volumes for the year ended December 31, 2020 decreased 12% in 2020 compared to 2019. All of our total cement export volumes from our operations in Germany during 2020, were to our Rest of EMEAA segment. Our average sales price of domestic cement from our operations in Germany increased 1%, in Euro terms, in 2020 compared to 2019, and our average sales price of ready-mix concrete increased 4%, in Euro terms, over the same period. For the year ended December 31, 2020, cement represented 35%, ready-mix concrete 34% and our aggregates and other businesses 31% of revenues in Dollar terms from our operations in Germany before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement sales volumes and sales prices and increases in ready-mix concrete sales volumes and sales prices, revenues from our operations in Germany, in Euro terms, increased 8% in 2020 compared to 2019.

Spain

Our domestic cement sales volumes from our operations in Spain decreased 5% in 2020 compared to 2019, while ready-mix concrete sales volumes decreased 7% over the same period. The decreases in domestic cement and ready-mix concrete volumes reflected a deceleration in construction activity as a result of the implementation of stringent COVID-19 measures during 2020. Our operations in Spain represented 2% of our total revenues for the year ended December 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Spain, which represented 20% of our Spain cement sales volumes for the year ended December 31, 2020, increased 28% in 2020 compared to 2019. Of our total cement export volumes from our operations in Spain during 2020, 85% were to the United Kingdom and 15% were to the Rest of EMEAA segment. Our average sales price of domestic cement of our operations in Spain increased 2%, in Euro terms, in 2020 compared to 2019, and our average sales price of ready-mix concrete increased 2%, in Euro terms, over the same period. For the year ended December 31, 2020, cement represented 64%, ready-mix concrete 23% and our aggregates and other businesses 13% of revenues in Dollar terms from our operations in Spain before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increases in domestic cement and ready-mix concrete sales prices, revenues from our operations in Spain, in Euro terms, decreased 3% in 2020 compared to 2019.

The Philippines

Our domestic cement sales volumes from our operations in the Philippines decreased 11% in 2020 compared to 2019. The decrease in domestic cement volumes was mainly due to implementation of stringent COVID-19 lockdown measures imposed by the government and by the closure of our Solid Cement Plant in Luzon for two months, partially mitigated by the subsequent reopening of our Solid Cement Plant. Our cement export volumes from our operations in the Philippines, which represented less than 1% of our Philippines cement sales volumes for the year ended December 31, 2020, increased 1% in 2020 compared to 2019. All of our total cement exports from our operations in Philippines during 2020 were to the Rest of EMEAA segment. Our revenues from our operations in the Philippines represented 3% of our total revenues for the year ended December 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Philippines decreased 6%, in Philippine Peso terms, in 2020 compared to 2019. For the year ended December 31, 2020, cement represented 99% and our other businesses 1% of our revenues in Dollar terms from our operations in the Philippines before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement sales volumes and sales prices, revenues of our operations in the Philippines, in Philippine Peso terms, decreased 17% in 2020 compared to 2019.

Israel

Our ready-mix concrete sales volumes from our operations in Israel increased 8% in 2020 compared to 2019. The increase in the ready-mix concrete sales volumes was mainly driven by continued construction activity in all sectors. Our operations in Israel represented 5% of our total revenues for the year ended December 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in Israel remained flat, in Israeli New Shekel terms, in 2020 compared to 2019. For the year ended December 31, 2020, ready-mix concrete represented 67% and our aggregates and other businesses 33% of revenues in Dollar terms from our operations in Israel before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in ready-mix concrete sales volumes, revenues from our operations in Israel, in Israeli New Shekel terms, increased 10% in 2020 compared to 2019.

Rest of EMEAA

Our domestic cement sales volumes from our operations in the Rest of EMEAA segment increased 7% in 2020 compared to 2019, and ready-mix concrete sales volumes decreased 5% over the same period. Our cement export volumes from our operations in the Rest of EMEAA segment, which represented 6% of our Rest of EMEAA segment cement sales volumes for the year ended December 31, 2020, increased 60% in 2020 compared to 2019. Of our total cement export volumes from our operations in the Rest of EMEAA segment during 2020, 6% were to Germany, 4% were to Israel and 90% were to the Rest of EMEAA segment. Our revenues from our operations in the Rest of EMEAA segment represented 7% of our total revenues for the year ended December 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Rest of EMEAA segment decreased 4%, in Euro terms, in 2020 compared to 2019, and our average sales price of ready-mix concrete decreased 2%, in Euro terms, over the same period. For the year ended December 31, 2020, cement represented 57%, ready-mix concrete 32% and our aggregates and other businesses 11% of revenues in Dollar terms from our operations in the Rest of EMEAA segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in ready-mix concrete sales volumes and sales prices, as well, as decreases in domestic cement sales prices, partially offset by increases in domestic cement sales volumes, revenues in the Rest of EMEAA segment, in Euro terms, decreased 3%, in 2020 compared to 2019.

SCA&C

In 2020, our operations in the SCA&C region consisted of our operations in Colombia, Panama, the Dominican Republic, our Caribbean TCL operations, which represent our most significant operations in this region, and the Rest of SCA&C segment, Guatemala and El Salvador, excluding the acquired operations of the Caribbean TCL. Our revenues from our operations in the SCA&C region represented 12% of our total revenues in Dollar terms for the year ended December 31, 2020, before eliminations resulting from consolidation. As of December 31, 2020, our operations in the SCA&C region represented 9% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the SCA&C region.

Colombia

Our domestic cement sales volumes from our operations in Colombia decreased 17% in 2020 compared to 2019, and ready-mix concrete sales volumes decreased 26% over the same period. Activity in Colombia was strong before the implementation of the government’s COVID-19 restrictions. Upon reopening of the industry, our volumes recovered, mainly driven by the residential sector and 4G-highway projects. Our revenues from our operations in Colombia represented 3% of our total revenues for the year ended December 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Colombia increased 8%, in Colombian Peso terms, in 2020 compared to 2019, and our average sales price of ready-mix concrete increased 2%, in Colombian Peso terms, over the same period. For the year ended December 31, 2020, cement represented 58%, ready-mix concrete 23% and our aggregates and other businesses 19% of our revenues in Dollar terms from our operations in Colombia before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increases in domestic cement and ready-mix concrete sales prices, revenues of our operations in Colombia, in Colombian Peso terms, decreased 10% in 2020 compared to 2019.

Panama

Our domestic cement sales volumes from our operations in Panama decreased 55% in 2020 compared to 2019, and ready-mix concrete sales volumes decreased 70% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes in Panama were affected by the deceleration of the economy. The COVID-19 pandemic intensified an already-weakened demand environment. Our revenues from our operations in Panama represented 1% of our total revenues for the year ended December 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Panama decreased 6% in Dollar terms, in 2020 compared to 2019, and our average sales price of ready-mix concrete decreased 7%, in Dollar terms, over the same period. For the year ended December 31, 2020, cement represented 76%, ready-mix concrete 16% and our aggregates and other businesses 8% of our revenues in Dollar terms from our operations in Panama before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement sales volumes and sales prices and ready-mix concrete sales volumes and sales prices, revenues of our operations in Panama, in Dollar terms, decreased 56% in 2020 compared to 2019.

Caribbean TCL

Our domestic cement sales volumes from our operations in Caribbean TCL increased 5% in 2020 compared to 2019, while ready-mix concrete sales volumes decreased 38% over the same period. The decreases in ready-mix concrete volumes reflected a deceleration in construction activity as a result of the implementation of stringent COVID-19 measures. Our revenues from our operations in Caribbean TCL represented 2% of our total revenues for the year ended December 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Caribbean TCL segment represented 21% of our Caribbean TCL cement sales volumes for the year ended December 31, 2020, remained flat in 2020 compared to 2019. All of our total cement exports from our operations in Caribbean TCL during 2020 were to the Rest of SCA&C segment. Our average sales price of domestic cement of our operations in Caribbean TCL decreased 3%, in Trinidad and Tobago Dollar terms, in 2020 compared to 2019, and our average sales price of ready-mix concrete decreased 5%, in Trinidad and Tobago Dollar terms, over the same period. For the year ended December 31, 2020, cement represented 90%, ready-mix concrete 2% and our other businesses 8% of revenues in Dollar terms from our operations in Caribbean TCL before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement sales volumes, partially offset by decreases in ready-mix concrete sales volumes and sales prices and domestic cement sales prices, revenues of our operations in Caribbean TCL, in Trinidad and Tobago Dollar terms, increased 2% in 2020 compared to 2019.

Dominican Republic

Our domestic cement sales volumes from our operations in the Dominican Republic decreased 5% in 2020 compared to 2019, while ready-mix concrete sales volumes decreased 42% over the same period. The decreases in our domestic cement and ready-mix concrete sales volumes in the Dominican Republic region were mainly driven by government restrictions implemented since mid-March 2020 that slowed down the demand for our products. Domestic cement and ready-mix sales prices continued their positive trend. Our operations in the Dominican Republic represented 2% of our total revenues for the year ended December 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in the Dominican Republic, which represented 9% of our Dominican Republic cement sales volumes for the year ended December 31, 2020, decreased 38% in 2020 compared to 2019. Of our total cement export volumes from our operations in the Dominican Republic during 2020, 99% were to our Rest of SCA&C segment and 1% were to the Rest of EMEAA segment. Our average sales price of domestic cement of our operations in the Dominican Republic increased 15%, in Dominican Peso terms, in 2020 compared to 2019, and our average sales price of ready-mix concrete increased 5%, in Dominican Peso terms, over the same period. For the year ended December 31, 2020, cement represented 76%, ready-mix concrete 6% and our aggregates and other businesses 18% of revenues in Dollar terms from our operations in the Dominican Republic before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement and ready-mix concrete sales prices, partially offset by decreases in domestic cement and ready-mix concrete sales volumes, revenues from our operations in the Dominican Republic, in Dominican Peso terms, increased 4% in 2020 compared to 2019.

Rest of SCA&C

Our domestic cement volumes from our operations in the Rest of SCA&C segment increased 3% in 2020 compared to 2019, and ready-mix concrete sales volumes decreased 29% over the same period. Our cement export volumes from our operations in the Rest of SCA&C segment, which represented 6% of our Rest of SCA&C segment cement sales volumes for the year ended December 31, 2020, increased 4% in 2020 compared to 2019. All of our total cement export volumes from our operations in the Rest of SCA&C segment during 2020, were within the same region. Our revenues from our operations in the Rest of SCA&C segment represented 4% of our total revenues for the year ended December 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Rest of SCA&C segment decreased 1% in Dollar terms, in 2020 compared to 2019, and our average sales price of ready-mix concrete decreased 7%, in Dollar terms, over the same period. For the year ended December 31, 2020, cement represented 88%, ready-mix concrete 6% and our aggregates and other businesses 6% of revenues in Dollar terms from our operations in the Rest of SCA&C segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in ready-mix concrete sales volumes and sales prices and domestic cement sales prices, partially offset by increases in domestic cement sales volumes, revenues of our operations in the Rest of SCA&C segment, in Dollar terms, decreased 1% in 2020 compared to 2019.

Others (Revenues)

Revenues from our Others segment decreased 13% before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable, in 2020 compared to 2019, in Dollar terms. The decrease resulted from lower revenue in our information technology solutions company. Our revenues from our Others segment represented 6% of our total revenues for the year ended December 31, 2020, in Dollar terms, before eliminations resulting from consolidation. For the year ended December 31, 2020, our information technology solutions company represented 30% and our trading operations represented 40% of our revenues in our Others segment, in Dollar terms.

Cost of Sales

Our cost of sales, including depreciation, remained flat, recognizing $8,825 million in 2019 to $8,791 million in 2020. As a percentage of revenues, cost of sales increased from 67% in 2019 to 68% in 2020. The increase in cost of sales as a percentage of revenues was mainly driven by transportation cost, as well as purchased cement and clinker costs, partially offset by lower fuel costs. Our cost of sales includes freight expenses of raw materials used in our producing plants.

Gross Profit

For the reasons described above, our gross profit decreased 3% from $4,305 million in 2019 to $4,179 million in 2020. As a percentage of revenues, gross profit decreased from 33% in 2019 to 32% in 2020. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described below, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within operating expenses as part of distribution and logistics expenses.

Operating expenses

Our operating expenses, which are represented by administrative, selling and distribution and logistics expenses, decreased 5%, from $2,972 million in 2019 to $2,836 million in 2020. As a percentage of revenues, operating expenses decreased from 23% in 2019 to 22% in 2020. The decrease as a percentage of revenues resulted primarily from operational improvements due to Operation Resilience cost savings from reduction in fees, sales, travel and headcount expense. Our operating expenses include expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sale, which are included as part of the operating expenses, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sale and the customers’ facilities, which are included as part of the line item “Distribution and logistics expenses.” For the years ended December 31, 2019 and 2020, selling expenses included as part of the line item “Operating expenses” amounted to $371 million and $337 million, respectively. As discussed above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution and logistics expenses, which in the aggregate represented costs of $1,489 million in 2019 and $1,423 million in 2020. As a percentage of revenues, distribution and logistics expenses remained flat at 11% in 2019 and in 2020.

Operating Earnings Before Other Expenses, Net

For the reasons described above, our operating earnings before other expenses, net increased 1% from $1,333 million in 2019 to $1,343 million in 2020. As a percentage of revenues, operating earnings before other expenses, net remained flat at 10% in 2019 and in 2020. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a reporting segment basis.

Mexico

Our operating earnings before other expenses, net, from our operations in Mexico increased 7% in 2020 compared to 2019, in Mexican Peso terms. Our operating earnings before other expenses, net from our operations in Mexico represented 58% of our total operating earnings before other expenses, net for the year ended December 31, 2020, in Dollar terms. The increase resulted primarily from the increase in our revenues driven by formal construction activity.

United States

Our operating earnings before other expenses, net, from our operations in the United States increased 30% in 2020 compared to 2019, in Dollar terms. Our operating earnings before other expenses, net from our operations in the United States represented 23% of our total operating earnings before other expenses, net for the year ended December 31, 2020, in Dollar terms. The increase resulted primarily from the increase in our revenues in the United States segment and due to operational improvements in the United States.

EMEAA

United Kingdom. Our operating earnings before other expenses, net, from our operations in the United Kingdom decreased 61%, in Pound terms, in 2020 compared to 2019. Our operating earnings before other expenses, net from our operations in the United Kingdom represented 2% of our total operating earnings before other expenses, net for the year ended December 31, 2020, in Dollar terms. The decrease resulted primarily from the decrease in our revenues in the United Kingdom.

France. Our operating earnings before other expenses, net, from our operations in France decreased 45%, in Euro terms, in 2020 compared to 2019. Our operating earnings before other expenses, net from our operations in France represented 2% of our total operating earnings before other expenses, net for the year ended December 31, 2020, in Dollar terms. The decrease resulted primarily from the decrease in our revenues.

Germany. Our operating earnings before other expenses, net, from our operations in Germany increased 9%, in Euro terms, in 2020 compared to 2019. Our operating earnings before other expenses, net from our operations in Germany represented 3% of our total operating earnings before other expenses, net for the year ended December 31, 2020, in Dollar terms. The increase resulted primarily from the increase in our revenues in Germany.

Spain. Our operating loss before other expenses, net, from our operations in Spain decreased 22% in 2020 compared to 2019, in Euro terms. Our operating loss before other expenses, net from our operations in Spain represented a loss of $14 million, which was a negative impact of 1% of our total operating earnings before other expenses, net for the year ended December 31, 2020, in Dollar terms. The decrease resulted primarily from operational improvements.

The Philippines. Our operating earnings before other expenses, net, from our operations in the Philippines decreased 14% in 2020 compared to 2019, in Philippine Peso terms. Our operating earnings before other expenses, net from our operations in the Philippines represented 5% of our total operating earnings before other expenses, net for the year ended December 31, 2020, in Dollar terms. The decrease resulted primarily from the decrease in our revenues, partially offset by our cost containment efforts.

Israel. Our operating earnings before other expenses, net, from our operations in Israel increased 27% in 2020 compared to 2019, in Israeli New Shekel terms. Our operating earnings before other expenses, net from our operations in Israel represented 6% of our total operating earnings before other expenses, net for the year ended December 31, 2020, in Dollar terms. The increase in Israel operating earnings resulted primarily from the increase in our revenues.

Rest of EMEAA. Our operating earnings before other expenses, net, from our operations in the Rest of EMEAA segment increased 15% in 2020 compared to 2019, in Euro terms. Our operating earnings before other expenses, net from our operations in the Rest of EMEAA segment represented 5% of our total operating earnings before other expenses, net for the year ended December 31, 2020, in Dollar terms. This increase relates primarily to costs and expenses reductions mainly in Croatia due to lower production costs and in Poland due to lower operating cost, as well as a decrease in fuels costs, partially offset by a decrease in our revenues.

SCA&C

Colombia. Our operating earnings before other expenses, net, from our operations in Colombia increased 11% in 2020 compared to 2019, in Colombian Peso terms. Our operating earnings before other expenses, net from our operations in Colombia represented 4% of our total operating earnings before other expenses, net for the year ended December 31, 2020, in Dollar terms. The increase resulted primarily from a reduction in production costs due to plant maintenance during 2019 as well as lower operating expenses for saving initiatives, partially offset by a decrease in our revenues.

Panama. Our operating earnings before other expenses, net, from our operations in Panama decreased significantly in 2020 compared to 2019, from an operating earnings before other expenses, net of $31 million to an operating loss before other expenses, net of $4 million. Our operating earnings before other expenses, net from our operations in Panama represented less than 1% of our total operating earnings before other expenses, net for the year ended December 31, 2020, in Dollar terms. The decrease resulted primarily from the decrease in our revenues.

Caribbean TCL. Our operating earnings before other expenses, net, from our operations in Caribbean TCL increased 32% in 2020 compared to 2019, in Trinidad and Tobago Dollar terms. Our operating earnings before other expenses, net from our Caribbean TCL operations represented 3% of our total operating earnings before other expenses, net for the year ended December 31, 2020, in Dollar terms. The increase resulted primarily from operational improvements and saving initiatives and by an increase in our revenues.

Dominican Republic. Our operating earnings before other expenses, net, from our operations in the Dominican Republic increased 13% in 2020 compared to 2019, in Dominican Peso terms. Our operating earnings before other expenses, net from our operations in the Dominican Republic represented 6% of our total operating earnings before other expenses, net for the year ended December 31, 2020, in Dollar terms. The increase resulted primarily from a decrease in maintenance costs, lower distribution expenses and other operating expenses for saving initiatives, as well as, increase in our revenues.

Rest of SCA&C. Our operating earnings before other expenses, net, from our operations in the Rest of SCA&C segment increased 21% in 2020 compared to 2019, in Dollar terms. Our operating earnings before other expenses, net from our operations in the Rest of SCA&C segment represented 8% of our total operating earnings before other expenses, net for the year ended December 31, 2020, in Dollar terms. The increase resulted primarily from a benefit in Guatemala and Puerto Rico derived from lower variable cost and a strong effort to minimize operating expenses, partially offset by a decrease in our revenues.

Others. Our operating loss before other expenses, net, from our operations in our Others segment increased 2% in 2020 compared to 2019, in Dollar terms. The increase in the operating loss before other expenses resulted primarily from the decrease in our revenues.

Other Expenses, Net. Our other expenses, net, increased significantly, in Dollar terms, from an expense of $347 million in 2019 to an expense of $1,779 million in 2020, including in both years, expenses related to property damages and natural disasters of $55 million in 2019 and $11 million in 2020. In addition, other expenses, net, which includes impairment losses, restructuring cost, contingency expenses that were COVID-19 related, results from the sale of assets and others. The increase in our other expenses, net, in 2020 resulted primarily from aggregate non-cash impairment losses of $1,520 million, of which, $1,020 million relates to goodwill in our operating segment in the United States considering the high volatility, lack of visibility, the economic environment and reduced outlook associated with the effects of the COVID-19 pandemic. Moreover, in our operating segment in the United States, we recognized an impairment loss of other intangible assets for $194 million. In addition, during the year ended December 31, 2020, we recognized non-cash impairment losses of idle fixed assets for an aggregate amount of $306 million, mainly related to assets in the United States, Spain and the United Kingdom. Moreover, we had an increase in our restructuring cost in the twelve-month period ended December 31, 2020 compared to the same period in 2019. See notes 7, 15 and 16 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

The most significant items included under this caption for the years ended December 31, 2019 and 2020, are as follows:

	For the Years Ended December 31,
	2019	2020
	(in millions of Dollars)
Impairment losses	$64	$1,520
Results from the sale of assets and others, net	230	127
Restructuring costs	48	81
Incremental costs and expenses related to the COVID-19 Pandemic	—	48
Charitable contributions	5	3

	$347	$1,779

Financial expense. Our financial expense increased 9%, from $711 million in 2019 to $777 million in 2020, primarily attributable to premium payments and an increase in our financial debt during 2020 compared to 2019. The increase in our financial debt was mainly to improve our liquidity in light of the uncertainty of the COVID-19 pandemic. Such increases were partially offset by lower interest rates on our financial debt during 2020 compared to 2019. See notes 2 and 17.1 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Financial income and other items, net. Our financial income and other items, net, in Dollar terms, increased 55%, from an expense of $71 million in 2019 to an expense of $110 million in 2020. The increase in 2020 is mainly a result of the decrease in the discount rates in the United Kingdom utilized by the Company to determine its environmental remediation liabilities and by a loss in connection with the results from financial instruments, partially offset by result of the foreign exchange results due to the fluctuation of the Mexican Peso against the Dollar. See notes 8.2 and 17.4 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

The most significant items included under this caption for the years ended December 31, 2019 and 2020 are as follows:

	For the Year Ended December 31,
	2019	2020
	(in millions of Dollars)
Financial income and other items, net:
Effects of amortized cost on assets and liabilities and others, net	$(59)	$(122)
Results from financial instruments, net	(1)	(17)
Foreign exchange results	(32)	6
Financial income	21	20
Other	—	3

	$(71)	$(110)

Income Taxes. Our income tax effect in the statements of operations, which is comprised of current income taxes plus deferred income taxes, decreased 68% from an expense of $162 million in 2019 to $52 million in 2020. Our current income tax expense increased from $143 million in 2019 to $174 million in 2020, mainly as a result of increases in taxes in Poland, Jamaica, Costa Rica and Mexico. Our deferred income tax expense decreased from a deferred income tax expense of $19 million in 2019 to a deferred income tax revenue of $122 million in 2020, mainly associated with the recognition of deferred tax assets related to the impairments of fixed assets in the United States, the United Kingdom and Spain, among other countries. See notes 20.1, 20.2, 20.3 and 20.4 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

For each of the years ended December 31, 2019 and 2020, our statutory income tax rate in Mexico was 30%. Considering a decrease in our earnings before income tax from $253 million in 2019 to a loss before income tax of $1,274 million in 2020, as well as differences between accounting and tax expenses, partially offset by the recognition of deferred tax assets during 2020, our average effective income tax rate decreased from an effective income tax rate of 64.0% in 2019 to a negative effective income tax rate of 4.1% in 2020. Our average effective tax rate equals the net amount of income tax expense divided by earnings before income taxes, as these line items are reported in our consolidated statements of operations. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—Certain tax matters may have a material adverse effect on our cash flow, financial condition and net income, as well as on our reputation” and note 20.3 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Net Income from continuing operations. For the reasons described above, our net income from continuing operations for 2020 decreased significantly, from a net income from continuing operations of $91 million in 2019 to a net loss from continuing operations of $1,326 million in 2020. As a percentage of revenues, net income from continuing operations represented 1% for the year ended as of December 31, 2019 and a net loss from continuing operations represented 10% for the year ended as of December 31, 2020.

Discontinued operations. For the years ended December 31, 2019 and 2020, our discontinued operations included in our consolidated statements of operations amounted to a net income from discontinued operations of $88 million and a net loss from discontinued operations of $120 million, respectively. As a percentage of revenues, gain of discontinued operations, net of tax, represented 1% for the year ended as of December 31, 2019, and the loss of discontinued operations, net of tax, represented 1% for the year ended as of December 31, 2020. See note 5.2 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Consolidated Net Income. For the reasons described above, our consolidated net income (before deducting the portion allocable to non-controlling interest) for 2020 decreased significantly, from a consolidated net income of $179 million in 2019 to a consolidated net loss of $1,446 million in 2020. As a percentage of revenues, consolidated net income represented 1% for the year ended as of December 31, 2019, and consolidated net loss represented 11% for the year ended as of December 31, 2020.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries. Non-controlling interest net income decreased 42%, from an income of $36 million in 2019 to an income of $21 in 2020, primarily attributable to a decrease in the net income of the consolidated entities in which others have a non-controlling interest and to the decrease in non-controlling interest due to the repurchases shares in CLH and CHP. See note 21.4 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Controlling Interest Net Income. Controlling interest net income represents the difference between our consolidated net income and non-controlling interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-associated third parties hold interests. For the reasons described above, our controlling interest net income decreased significantly, from a controlling interest net income of $143 million in 2019 to a controlling interest net loss of $1,467 million in 2020. As a percentage of revenues, controlling interest net income, represented 1% for the year ended as of December 31, 2019, and controlling interest net loss, represented 11% for the year ended as of December 31, 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2019, compared to the year ended December 31, 2018, in our domestic cement and ready-mix concrete sales volumes, as well as export sales volumes of cement and domestic cement and ready-mix concrete average sales prices for each of our reporting segments.

Reporting segments represent the components of CEMEX that engage in business activities from which we may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. We operate geographically and by line of business on a regional basis. For the reported periods, our operations were organized in four geographical regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) the United States, 3) EMEAA and 4) SCA&C. The accounting policies applied to determine the financial information by reporting segment are consistent with those described in note 3 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Considering similar regional and economic characteristics and/or materiality, certain countries have been aggregated and presented as single line items as follows: (i) “Rest of EMEAA”; (ii) “Rest of SCA&C”; and (iii) Caribbean TCL. The segment “Others” refers to: (1) cement trade maritime operations, (2) Neoris N.V., our subsidiary involved in the business of information technology solutions, (3) CEMEX, S.A.B. de C.V., other corporate entities and finance subsidiaries and (4) other minor subsidiaries with different lines of business.

The table below and the other volume data presented by reporting segment in this “—Year Ended December 31, 2019 Compared to Year Ended December 31, 2018” section are presented before eliminations resulting from consolidation (including those shown in note 5.3 to our 2020 audited consolidated financial statements included elsewhere in this annual report).

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Sales Prices in Local Currency(1)
Reporting Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
Mexico	-15%	-14%	+22%	+2%	+3%
United States	-2%	+2%	—	+4%	+3%
EMEAA
United Kingdom	-3%	-1%	—	+3%	+1%
France	—	+1%	—	—	+3%
Germany	+1%	-6%	+11%	+5%	+5%
Spain	+4%	+26%	-58%	+4%	+2%
Philippines	-3%	—	-10%	+4%	—
Israel	—	+5%	—	—	-1%
Rest of EMEAA	-11%	-11%	-12%	+11%	+8%
SCA&C
Colombia	+9%	+5%	—	+5%	Flat
Panama	-15%	-28%	+80%	-6%	-3%
Caribbean TCL	-4%	-15%	+19%	Flat	-7%
Dominican Republic	+6%	-5%	-6%	+9%	+9%
Rest of SCA&C	-11%	-29%	-10%	Flat	+7%

“—” = Not Applicable

(1)

Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a reporting segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of EMEAA segment, in which they are translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms (except for the Rest of EMEAA segment, in which they represent the weighted average change of prices in Euros) based on total sales volumes in the region.

On a consolidated basis, our cement sales volumes decreased 7%, from 67.2 million tons in 2018 to 62.8 million tons in 2019, and our ready-mix concrete sales volumes decreased 3%, from 51.7 million cubic meters in 2018 to 50.1 cubic meters in 2019. Our revenues decreased 3%, from $13,531 million in 2018 to $13,130 million in 2019, and our operating earnings before other expenses, net decreased 22%, from $1,703 million in 2018 to $1,333 million in 2019. See the table below for a breakdown according to reporting segment.

The following tables present selected financial information for revenues and operating earnings before other expenses, net for each of our reporting segments for the years ended December 31, 2018 and 2019. The revenues information in the table below are presented before eliminations resulting from consolidation (including those shown in note 5.3 to our 2020 audited consolidated financial statements included elsewhere in this annual report). Variations in revenues determined on the basis of Dollars include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Dollar; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Reporting Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	Revenues For the Year Ended
				2018	2019
	(in millions of Dollars)
Mexico	-12%	—	-12%	$3,302	$2,897
United States	+5%	—	+5%	3,614	3,780
EMEAA
United Kingdom	+1%	-4%	-3%	773	749
France	+2%	-5%	-3%	895	869
Germany	+8%	-6%	+2%	429	439
Spain	+1%	-5%	-4%	334	319
Philippines	Flat	+2%	+2%	448	458
Israel	+3%	+2%	+5%	630	660
Rest of EMEAA	-5%	-7%	-12%	1,090	958
SCA&C
Colombia	+7%	-11%	-4%	524	504
Panama	-18%	—	-18%	222	181
Caribbean TCL	-2%	—	-2%	254	248
Dominican Republic	+16%	-4%	+12%	218	245
Rest of SCA&C	-13%	—	-13%	590	511
Others	-11%	—	-11%	1,247	1,104
Revenues from continuing operations before eliminations resulting from consolidation			-4%	$14,570	$13,922

Eliminations resulting from consolidation				(1,039)	(792)

Revenues from continuing operations			-3%	$13,531	$13,130

Reporting Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	Operating Earnings Before Other Expenses, Net For the Year Ended December 31,
				2018	2019
	(in millions of Dollars)
Mexico	-24%	—	-24%	$1,069	$810
United States	-25%	—	-25%	317	237
EMEAA
United Kingdom	+1%	-1%	Flat	50	50
France	+19%	-7%	+12%	41	46
Germany	+301%	+10%	+311%	9	37
Spain	-5%	-5%	-10%	(20)	(18)
Philippines	+37%	+2%	+39%	57	79
Israel	-2%	+2%	Flat	66	66
Rest of EMEAA	-30%	+2%	-28%	85	61
SCA&C
Colombia	Flat	-10%	-10%	68	61
Panama	-36%	-1%	-37%	49	31
Caribbean TCL	-15%	—	-15%	39	33
Dominican Republic	+51%	-4%	+47%	51	75
Rest of SCA&C	-22%	—	-22%	112	87
Others	-11%	—	-11%	(290)	(322)

Operating earnings before other expenses, net from continuing operations			-22%	$1,703	$1,333

“—” = Not Applicable

(1)

Represents the variation in local currency terms. For purposes of a reporting segment consisting of a region, the variation in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of EMEAA segment, in which they are translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the change in Dollar terms (except for the Rest of EMEAA segment, in which they represent the change in Euros), net, in the region.

Revenues. Our consolidated revenues decreased 3%, from $13,531 million in 2018 to $13,130 million in 2019. The decrease was mainly due to a decrease in our consolidated cement and ready-mix concrete sales volumes, mainly in our Mexican operations. Set forth below is a quantitative and qualitative analysis of the various factors affecting our revenues on a reporting segment basis. The discussion of volume data and revenues information below is presented before eliminations resulting from consolidation as described in note 5.3 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Mexico

Our domestic cement sales volumes from our operations in Mexico decreased 15% in 2019 compared to 2018, and ready-mix concrete sales volumes decreased 14% over the same period. Our revenues from our operations in Mexico represented 21% of our total revenues for the year ended December 31, 2019, in Dollar terms, before eliminations resulting from consolidation. The decrease in domestic cement and ready-mix concrete sales volumes was primarily attributable to muted public and private investment in a government-transition year and by delays and suspensions of building permits in Mexico City. The commercial sector was the main driver of demand during the year, with favorable dynamics in tourism-related investments and commercial projects. The formal residential sector continued to be supported by mortgages from commercial banks and to a lesser degree by the Mexican National Housing Institute (Instituto del Fondo Nacional de la Vivienda para los Trabajadores) (“INFONAVIT”). Our cement export volumes from our operations in Mexico, which represented 9% of our Mexican cement sales volumes for the year ended December 31, 2019, increased 22% in 2019 compared to 2018. Of our total cement export volumes from our operations in Mexico during 2019, 67% was shipped to the U.S. and 33% to our Rest of SCA&C segment. Our average sales price of domestic cement from our operations in Mexico increased 2%, in Mexican Peso terms, in 2019 compared to 2018, and our average sales price of ready-mix concrete increased 3%, in Mexican Peso terms, over the same period. For the year ended December 31, 2019, cement represented 58%, ready-mix concrete 23% and our aggregates and other businesses 19% of our revenues in Dollar terms from our operations in Mexico before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increases in our domestic cement and ready-mix concrete sales prices, our revenues in Mexico, in Mexican Peso terms, decreased 12% in 2019 compared to 2018.

United States

Our domestic cement sales volumes from our operations in the United States decreased 2% in 2019 compared to 2018, and ready-mix concrete sales volumes increased 2% over the same period. The decrease in domestic cement sales volumes was primarily attributable to bad weather in some of our key states, coupled with weak residential performance during the first half of 2019, as well as unfavorable competitive dynamics in Florida. Activity in the residential sector increased during the second half of 2019, supported by lower interest rates. Infrastructure activity, particularly street-and-highway spending, remained dynamic and was driven by funding at the state/local level. In the industrial-and-commercial sector, a decrease in commercial construction was offset by growth in offices and lodging. Our operations in the U.S. represented 27% of our total revenues for the year ended December 31, 2019, in Dollar terms, before eliminations resulting from consolidation. Our average domestic cement sales prices of our operations in the U.S. increased 4%, in Dollar terms, in 2019 compared to 2018, and our average ready-mix concrete sales price increased 3%, in Dollar terms, over the same period. For the year ended December 31, 2019, cement represented 32%, ready-mix concrete 43% and our aggregates and other businesses 25% of revenues in Dollar terms from our operations in the U.S. before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic ready-mix concrete sales volumes and our domestic cement and ready-mix concrete sales prices, partially offset by decreases in domestic cement sales volumes, revenues from our operations in the U.S., in Dollar terms, increased 5% in 2019 compared to 2018.

EMEAA

In 2019, our operations in the EMEAA region consisted of our operations in the United Kingdom, France, Germany, Spain, Philippines and Israel, which represent the most significant operations in this region, in addition to the Rest of EMEAA segment. Our revenues from our operations in the EMEAA region represented 31% of our total revenues for the year ended December 31, 2019, in Dollar terms, before eliminations resulting from consolidation. As of December 31, 2019, our operations in the EMEAA region represented 21% of our total assets. The infrastructure sector was the main contributor to growth in regional cement demand during 2019. Multi-year projects in UK, Germany, Poland and France, favorable activity in the residential sector in Spain, Poland, Germany and the Czech Republic and positive performance in the industrial-and-commercial sector in all countries except for the UK supported cement demand growth in 2019. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the EMEAA region.

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

Germany

Our domestic cement sales volumes from our operations in Germany increased 1% in 2019 compared to 2018, and ready-mix concrete sales volumes decreased 6% over the same period. The infrastructure sector was the main contributor to growth in domestic cement demand during 2019. Multi-year projects in Germany, favorable activity in the residential sector and positive performance in the industrial-and-commercial sector supported cement demand growth in 2019. Our operations in Germany represented 3% of our total revenues for the year ended December 31, 2019, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Germany, which represented 27% of our Germany cement sales volumes for the year ended December 31, 2019 increased 11% in 2019 compared to 2018. All of our total cement export volumes from our operations in Germany during 2019, were to our Rest of EMEAA segment. Our average sales price of domestic cement from our operations in Germany increased 5%, in Euro terms, in 2019 compared to 2018, and our average sales price of ready-mix concrete increased 5%, in Euro terms, over the same period. For the year ended December 31, 2019, cement represented 40%, ready-mix concrete 38% and our aggregates and other businesses 22% of revenues in Dollar terms from our operations in Germany before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in our domestic cement and ready-mix concrete sales prices and domestic cement sales volume, partially offset by decreases in ready-mix concrete sales volumes, revenues from our operations in Germany, in Euro terms, increased 8% in 2019 compared to 2018.

Spain

Our domestic cement sales volumes from our operations in Spain increased 4% in 2019 compared to 2018, while ready-mix concrete sales volumes increased 26% over the same period. The increases in domestic cement and ready-mix concrete volumes reflected improvement in the residential sector in Spain while the industrial-and-commercial sector also showed a positive performance. Our operations in Spain represented 2% of our total revenues for the year ended December 31, 2019, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Spain, which represented 16% of our Spain cement sales volumes for the year ended December 31, 2019, decreased 58% in 2019 compared to 2018. Of our total cement export volumes from our operations in Spain during 2019, 53% were to the United Kingdom, 19% were to the Rest of EMEAA segment, 22% were to Colombia and 6% were to the Rest of Asia, Middle East and Africa region. Our average sales price of domestic cement of our operations in Spain increased 4%, in Euro terms, in 2019 compared to 2018, and our average sales price of ready-mix concrete increased 2%, in Euro terms, over the same period. For the year ended December 31, 2019, cement represented 64%, ready-mix concrete 24% and our aggregates and other businesses 12% of revenues in Dollar terms from our operations in Spain before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

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

Increases in our domestic cement sales prices were completely offset by decreases in domestic cement sales volumes. As a result, revenues of our operations in the Philippines, in Philippine Peso terms, remained flat in 2019 compared to 2018.

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

Rest of EMEAA

Our domestic cement sales volumes from our operations in the Rest of EMEAA segment decreased 11% in 2019 compared to 2018, and ready-mix concrete sales volumes decreased 11% over the same period. Our cement export volumes from our operations in the Rest of EMEAA segment, which represented 4% of our Rest of EMEAA segment cement sales volumes for the year ended December 31, 2019, decreased 12% in 2019 compared to 2018. All of our total cement export volumes from our operations in the Rest of EMEAA segment during 2019. Our revenues from our operations in the Rest of EMEAA segment represented 7% of our total revenues for the year ended December 31, 2019, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Rest of EMEAA segment increased 11%, in Euro terms, in 2019 compared to 2018, and our average sales price of ready-mix concrete increased 8%, in Euro terms, over the same period. For the year ended December 31, 2019, cement represented 55%, ready-mix concrete 34% and our aggregates and other businesses 11% of revenues in Dollar terms from our operations in the Rest of EMEAA segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increases in domestic cement and ready-mix concrete sales prices, revenues in the Rest of EMEAA segment in Euro terms, decreased 5% in 2019 compared to 2018.

SCA&C

In 2019, our operations in the SCA&C region consisted of our operations in Colombia, Panama, our Caribbean TCL operations, which represent our most significant operations in this region, the Dominican Republic, and the Rest of SCA&C segment, Guatemala and El Salvador, excluding the acquired operations of the Caribbean TCL. Our revenues from our operations in the SCA&C region represented 13% of our total revenues in Dollar terms for the year ended December 31, 2019, before eliminations resulting from consolidation. As of

December 31, 2019, our operations in the SCA&C region represented 9% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the SCA&C region.

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

Panama

Our domestic cement sales volumes from our operations in Panama decreased 15% in 2019 compared to 2018, and ready-mix concrete sales volumes decreased 28% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes in Panama were affected by a slowdown in construction, high inventory levels for apartments and offices and delays in infrastructure projects. Higher cement imports also negatively impacted industry dynamics. Our cement export volumes from our operations in the Panama segment represented less than 1% of our Panama cement sales volumes for the year ended December 31, 2019 and increased 80% in 2019 compared to 2018. All of our total cement exports from our operations in Panama during 2019 were to the Rest of SCA&C segment. Our revenues from our operations in Panama represented 1% of our total revenues for the year ended December 31, 2019, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Panama decreased 6% in Dollar terms, in 2019 compared to 2018, and our average sales price of ready-mix concrete decreased 3%, in Dollar terms, over the same period. For the year ended December 31, 2019, cement represented 65%, ready-mix concrete 23% and our aggregates and other businesses 12% of our revenues in Dollar terms from our operations in Panama before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes and our sales prices, revenues of our operations in Panama, in Dollar terms, decreased 18% in 2019 compared to 2018.

Caribbean TCL

Our domestic cement sales volumes from our operations in Caribbean TCL decreased 4% in 2019 compared to 2018, while ready-mix concrete sales volumes decreased 15% over the same period. Our revenues from our operations in Caribbean TCL represented 2% of our total revenues for the year ended December 31, 2019, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Caribbean TCL segment represented 22% of our Caribbean TCL cement sales volumes for the year ended December 31, 2019, increased 19% in 2019 compared to 2018. All of our total cement exports from our operations in Caribbean TCL during 2019 were to the Rest of SCA&C segment. Our average sales price of domestic cement of our operations in Caribbean TCL remained flat, in Trinidad and Tobago Dollar terms, in 2019 compared to 2018, and our average sales price of ready-mix concrete decreased 7%, in Trinidad and Tobago Dollar terms, over the same period. For the year ended December 31, 2019, cement represented 91%, ready-mix concrete 4% and our other businesses 5% of revenues in Dollar terms from our operations in Caribbean TCL before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes and our ready-mix concrete sales prices, revenues of our operations in Caribbean TCL, in Trinidad and Tobago Dollar terms, decreased 2% in 2019 compared to 2018.

Dominican Republic

Our domestic cement sales volumes from our operations in the Dominican Republic increased 6% in 2019 compared to 2018, while ready-mix concrete sales volumes decreased 5% over the same period. The increases in our domestic cement sales volumes in our Dominican Republic region were mainly driven by strong activity in tourism-related projects and a solid residential sector. Our operations in the Dominican Republic represented 2% of our total revenues for the year ended December 31, 2019, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in the Dominican Republic, which represented 13% of our Dominican Republic cement sales volumes for the year ended December 31, 2019, decreased 6% in 2019 compared to 2018. Of our total cement export volumes from our operations in the Dominican Republic during 2019, all were to our Rest of SCA&C segment. Our average sales price of domestic cement of our operations in the Dominican Republic increased 9%, in Dominican Peso terms, in 2019 compared to 2018, and our average sales price of ready-mix concrete increased 9%, in Dominican Peso terms, over the same period. For the year ended December 31, 2019, cement represented 76%, ready-mix concrete 11% and our aggregates and other businesses 13% of revenues in Dollar terms from our operations in the Dominican Republic before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in our domestic cement and ready-mix concrete sales prices and domestic cement sale volumes, partially offset by decreases in domestic ready-mix concrete sales volumes, revenues from our operations in the Dominican Republic, in Dominican Peso terms, increased 16% in 2019 compared to 2018.

Rest of SCA&C

Our domestic cement volumes from our operations in the Rest of SCA&C segment decreased 11% in 2019 compared to 2018, and ready-mix concrete sales volumes decreased 29% over the same period. Our cement export volumes from our operations in the Rest of SCA&C segment, which represented 6% of our Rest of SCA&C segment cement sales volumes for the year ended December 31, 2019, decreased 10% in 2019 compared to 2018. Of our total cement export volumes from our operations in the Rest of SCA&C segment during 2019, 69% were within the same region and 31% were to the Rest of EMEAA segment. Our revenues from our operations in the Rest of SCA&C segment represented 4% of our total revenues for the year ended December 31, 2019, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Rest of SCA&C segment remained flat in Dollar terms, in 2019 compared to 2018, and our average sales price of ready-mix concrete increased 7%, in Dollar terms, over the same period. For the year ended December 31, 2019, cement represented 85%, ready-mix concrete 9% and our aggregates and other businesses 6% of revenues in Dollar terms from our operations in the Rest of SCA&C segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by an increase in our ready-mix concrete sales prices, revenues of our operations in the Rest of SCA&C segment, in Dollar terms, decreased 13% in 2019 compared to 2018.

Others (Revenues)

Revenues from our Others segment decreased 11% before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable, in 2019 compared to 2018, in Dollar terms. Our revenues from our Others segment represented 8% of our total revenues for the year ended December 31, 2019 in Dollar terms, before eliminations resulting from consolidation. The decrease resulted primarily from a decrease in our worldwide cement volume of our trading operations and a decrease in our information technology solutions company. For the year ended December 31, 2019, our information technology solutions company represented 28% and our trading operations represented 37% of our revenues in our Others segment, in Dollar terms.

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

Operating expenses

Our operating expenses, which are represented by administrative, selling and distribution and logistics expenses, decreased 0.2%, from $2,979 million in 2018 to $2,972 million in 2019. As a percentage of revenues, operating expenses increased from 22.0% in 2018 to 22.6% in 2019. Our operating expenses include expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sale, which are included as part of the operating expenses, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sale and the customers’ facilities, which are included as part of the line item “Distribution and logistics expenses.” For the years ended December 31, 2018 and 2019, selling expenses included as part of the line item “Operating expenses” amounted to $312 million and $371 million, respectively. As discussed above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution and logistics expenses, which in the aggregate represented costs of $1,537 million in 2018 and $1,489 million in 2019. As a percentage of revenues, distribution and logistics expenses decreased from 11.4% in 2018 to 11.3% in 2019.

Operating Earnings Before Other Expenses, Net

For the reasons described above, our operating earnings before other expenses, net decreased 22% from $1,703 million in 2018 to $1,333 million in 2019. As a percentage of revenues, operating earnings before other expenses, net decreased from 12.6% in 2018 to 10.2% in 2019. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a reporting segment basis.

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

United States

Our operating earnings before other expenses, net, from our operations in the United States decreased 25% in 2019 compared to 2018, in Dollar terms. Our operating earnings before other expenses, net from our operations in the U.S. represented 18% of our total operating earnings before other expenses, net for the year ended December 31, 2019, in Dollar terms. The decrease resulted primarily from uneven demand dynamics among our four key states, which increased supply chain and transportation costs and was further exacerbated by higher maintenance, partially offset by the increase in revenues.

EMEAA

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

Rest of EMEAA. Our operating earnings before other expenses, net, from our operations in the Rest of EMEAA segment decreased 30% in 2019 compared to 2018, in Euro terms. Our operating earnings before other expenses, net from our operations in the Rest of EMEAA segment represented 4% of our total operating earnings before other expenses, net for the year ended December 31, 2019, in Dollar terms. The decrease in the Rest of EMEAA segment operating earnings resulted primarily from a decrease in revenues due to decreases in sales volumes.

SCA&C

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

Rest of SCA&C. Our operating earnings before other expenses, net, from our operations in the Rest of SCA&C segment decreased 22% in 2019 compared to 2018, in Dollar terms. Our operating earnings before other expenses, net from our operations in the Rest of SCA&C segment represented 7% of our total operating earnings before other expenses, net for the year ended December 31, 2019, in Dollar terms. The decrease resulted primarily from a decrease in our revenues.

Others. Our operating loss before other expenses, net, from our operations in our Others segment increased 11% in 2019 compared to 2018, in Dollar terms. The increase resulted primarily from a decrease in our revenues from our Others segment, mainly in connection with a decrease in our trading operations revenues.

Other Expenses, Net. Our other expenses, net, increased 17%, in Dollar terms, from an expense of $296 million in 2018 to an expense of $347 million in 2019, including in both years, expenses related to property damages and natural disasters of $56 million in 2018 and $55 million in 2019. The increase in 2019 resulted primarily from expenses recognized in 2019 related to the Mexican Reorganization of $45 million and the recognition of a settlement loss of $24 million in 2019 related to our change of a multiemployer plan in the U.S. from defined benefit to defined contribution. See notes 7, 15 and 19 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

The most significant items included under this caption for the years ended December 31, 2018 and 2019, are as follows:

	For the Years Ended December 31,
	2018	2019
	(in millions of Dollars)
Impairment losses	$62	$64
Results from the sale of assets and others, net	149	230
Restructuring costs	72	48
Remeasurement of pension liabilities	8	—
Charitable contributions	5	5

	$296	$347

Financial expense. Our financial expense decreased 2%, from $722 million in 2018 to $711 million in 2019, primarily attributable to lower interest rates on our financial debt and a lower average financial debt during 2019 compared to 2018. See note 17.1 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

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

The most significant items included under this caption for the years ended December 31, 2018 and 2019 are as follows:

	For the Year Ended December 31,
	2018	2019
	(in millions of Dollars)
Financial income and other items, net:
Effects of amortized cost on assets and liabilities and others, net	$(59)	$(59)
Results from financial instruments, net	39	(1)
Foreign exchange results	10	(32)
Financial income	18	21
Others	(10)	—

	$(2)	$(71)

Income Taxes. Our income tax effect in the statements of operations, which is comprised of current income taxes plus deferred income taxes, decreased 28% from an expense of $224 million in 2018 to $162 million in 2019.

Our current income tax expense increased from $99 million in 2018 to $143 million in 2019, mainly as a result of increases in taxes in Colombia, the Dominican Republic and the Netherlands. In addition, during 2018, there was a positive effect of tax uncertainties compared to 2019. Our deferred income tax expense decreased from a deferred income tax expense of $125 million in 2018 to $19 million in 2019, mainly associated with the recognition of deferred tax assets related to tax loss carryforwards from our operations in Mexico, a lower use of net operating losses in the U.S. compared to 2018 and a lower reserve of intellectual property tax value in Switzerland compared to 2018. See notes 20.1, 20.2, 20.3 and 20.4 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

For each of the years ended December 31, 2018 and 2019, our statutory income tax rate in Mexico was 30%. Considering a decrease in our earnings before income taxes from $717 million in 2018 to $253 million in 2019 mentioned above, as well as differences between accounting and tax expenses, partially offset by the recognition of deferred tax assets during 2019, our average effective income tax rate increased from an income tax rate of 31.2% in 2018 to 64.0% in 2019. Our average effective tax rate equals the net amount of income tax expense divided by earnings before income taxes, as these line items are reported in our consolidated statements of operations. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—Certain tax matters may have a material adverse effect on our cash flow, financial condition and net income, as well as on our reputation” and note 20.3 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

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

Discontinued operations. For the years ended December 31, 2018 and 2019, our discontinued operations included in our consolidated statements of operations amounted to a net income from discontinued operations of $77 million and a net income from discontinued operations of $88 million, respectively. As a percentage of revenues, discontinued operations, net of tax, represented 0.6% for the year ended as of December 31, 2018, and 0.7% for the year ended as of December 31, 2019. See note 5.2 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

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

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries. Non-controlling interest net income decreased 14%, from an income of $42 million in 2018 to an income of $36 in 2019, primarily attributable to a decrease in the net income of the consolidated entities in which others have a non-controlling interest. As a percentage of revenues, non-controlling interest net income represented 0.3% for the years ended as of December 31, 2018 and 2019. See note 21.4 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

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

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through the operation of our subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, among other risks, any one of which may materially decrease our net income and cash from operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, loans, proceeds of debt and equity offerings and proceeds from asset sales, including our account receivables securitizations. Our consolidated cash flows provided by operating activities from continuing operations were $2,383 million in 2018, $2,144 million in 2019 and $2,394 million in 2020. See our statements of cash flows included elsewhere in this annual report. CEMEX management is of the opinion that working capital is sufficient for our current requirements.

Sources and Uses of Cash

Our review of sources and uses of cash below refers to nominal amounts included in our consolidated statements of cash flows for 2018, 2019 and 2020.

Our primary sources and uses of cash during the years ended December 31, 2018, 2019 and 2020 were as follows:

	Year Ended December 31,
	2018	2019	2020
	(in millions of Dollars)
Operating Activities
Consolidated net income (loss)	570	179	(1,446)
Discontinued operations	77	88	(120)

Net income (loss) from continuing operations	493	91	(1,326)
Non-cash items	1,945	1,955	3,523
Changes in working capital, excluding income taxes	(55)	98	197

Cash flows provided by operating activities from continuing operations	2,383	2,144	2,394
Interest expense and coupons on Perpetual Debentures and income taxes paid	(948)	(862)	(831)

Net cash flows provided by operating activities from continuing operations	1,435	1,282	1,563
Net cash flows provided by operating activities from discontinued operations	132	71	15

Net cash flows provided by operating activities	1,567	1,353	1,578
Investing Activities
Purchase of property, machinery and equipment, net	(601)	(651)	(538)
Acquisition and disposal of subsidiaries and other disposal groups, net	(26)	500	628
Intangible assets	(187)	(116)	(53)
Non-current assets and others, net	(1)	5	51

Net cash flows (used in) provided by investing activities	(815)	(262)	88
Financing Activities
Proceeds from new debt instruments	2,325	3,331	4,210
Debt repayments	(2,745)	(3,284)	(4,572)
Other financial obligations, net	(578)	(233)	(794)
Shares repurchase program	(75)	(50)	(83)
Decrease in non-controlling interests	—	(31)	(105)
Derivative financial instruments	20	(56)	12
Securitization of trade receivables	32	(6)	(26)
Dividends paid	—	(150)	—
Non-current liabilities, net	(142)	(96)	(138)

Net cash flows used in financing activities	(1,163)	(575)	(1,496)

Increase (decrease) in cash and cash equivalents from continuing operations	(543)	445	155
Increase in cash and cash equivalents from discontinued operations	132	71	15
Foreign currency translation effect on cash	21	(37)	(8)
Cash and cash equivalents at beginning of period	699	309	788

Cash and cash equivalents at end of period	309	788	950

2020. During 2020, excluding the negative foreign currency effect of our balances of cash and cash equivalents generated during the period of $8 million, there was an increase in cash and cash equivalents from continuing operations of $155 million. This increase was the result of our net cash flows provided by operating activities from continuing operations, which, after interest and coupons on Perpetual Debentures and income taxes paid in cash of $831 million, amounted to $1,563 million and by our net cash flows provided by investing activities of $88 million, partially offset by our net cash flows used in financing activities of $1,496 million.

For the year ended December 31, 2020, our net cash flows provided by operating activities included cash flows generated from changes in working capital, excluding income taxes, of $197 million, which was primarily comprised of trade receivables, inventories, trade payables and other accounts payable and accrued expenses, for an aggregate amount of $219 million, partially offset by other accounts receivable and other assets for an amount of $22 million.

During 2020, our net cash flows provided by (i) our operating activities from continuing operations after interest and coupons on Perpetual Debentures and income taxes paid in cash of $831 million, amounted to $1,563 million and (ii) our net cash flows provided by investing activities of $88 million, which was primarily comprised of acquisition and disposal of subsidiaries and other disposal groups, net and by non-current assets and others, net for an aggregate amount of $679 million, partially offset by purchase of property, machinery and equipment, net, and intangible assets for an aggregate amount of $591 million, were disbursed in connection with our net cash flows used in financing activities of $1,496 million, which include debt repayments, other financial obligations, net, share repurchase program, decrease in non-controlling interest, securitization of trade receivables and non-current liabilities, net, for an aggregate amount of $5,718 million, partially offset by proceeds from new debt instruments and derivative instruments for an aggregate amount of $4,222 million.

2019. During 2019, excluding the negative foreign currency effect of our balances of cash and cash equivalents generated during the period of $37 million, there was an increase in cash and cash equivalents from continuing operations of $445 million. This increase was the result of our net cash flows provided by operating activities from continuing operations, which, after interest and coupons on Perpetual Debentures and income taxes paid in cash of $862 million, amounted to $1,282 million, partially offset by our net cash flows used in financing activities of $575 million and our net cash flows used in investing activities of $262 million.

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

During 2019, our net cash flows provided by operating activities from continuing operations after interest and coupons on Perpetual Debentures and income taxes paid in cash of $862 million, amounted to $1,282 million, were mainly disbursed in connection with (i) our net cash flows used in financing activities of $575 million, which include debt repayments of $3,284 million, dividends paid of $150 million, resources used in our share repurchase program of $50 million, derivative financial instruments, of $56 million and resources used in our other financial obligations, net, of $233 million, decrease in non-controlling interest of $31 million and by securitization of trade receivables of $6 million and by non-current liabilities of $96 million, partially offset by proceeds from new debt instruments of $3,331 million and (ii) our net cash flows used in the investing activities from continuing operations of $262 million, which was primarily comprised of purchase of property, machinery and equipment, net, and intangible assets for an aggregate amount of $767 million, partially offset by net resources from acquisition and disposal of subsidiaries and other disposal groups, net and by non-current assets and others, net for an aggregate amount of $505 million.

2018. During 2018, excluding the positive foreign currency effect of our balances of cash and cash equivalents generated during the period of $21 million, there was a decrease in cash and cash equivalents from continuing operations of $543 million. This decrease was the result of our net cash flows used in financing activities of $1,163 million and our net cash flows used in investing activities of $815 million, partially offset by our net cash flows provided by operating activities from continuing operations, which, after interest expense and coupons on Perpetual Debentures and income taxes paid in cash of $948 million, amounted to $1,435 million.

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

During 2018, our net cash flows provided by operating activities from continuing operations after interest and coupons on Perpetual Debentures and income taxes paid in cash of $948 million, amounted to $1,435 million, were disbursed in connection with (i) our net cash flows used in financing activities of $1,163 million, which include debt repayments, other financial obligations, net, share repurchase program and non-current liabilities, net, for an aggregate amount of $3,540 million, partially offset by proceeds from new debt instruments, derivative instruments and securitization of trade receivables for an aggregate amount of $2,377 million and (ii) our net cash flows used in investing activities of $815 million, which was primarily comprised of purchase of property, machinery and equipment, net, acquisition and disposal of subsidiaries and other disposal groups, net, intangible assets and by other non-current assets and others, net.

As of December 31, 2020, we had the following lines of credit, of which the only committed portion refers to the revolving credit facility under the 2017 Facilities Agreement, at annual interest rates ranging between 1.65% and 3.94%, depending on the negotiated currency:

	Lines of Credit	Available
	(in millions of Dollars)
Other lines of credit in foreign subsidiaries	248	87
Other lines of credit from banks	310	310
Revolving credit facility under the 2017 Facilities Agreement	1,121	1,121

	1,679	1,518

As of December 31, 2020, we had full availability in our committed revolving credit tranche under the 2017 Facilities Agreement. We expect that this, in addition to our proven capacity to continually refinance and replace short-term obligations, will enable us to meet any liquidity risk in the short term. See “Item 3—Key Information—COVID-19 Outbreak” for more information on the impact of COVID-19 on our debt and cash levels.

Capital Expenditures

Our capital expenditures incurred for the years ended December 31, 2019 and 2020, and our expected capital expenditures during 2021, which include an allocation to 2021 of a portion of our total future committed amount, are as follows:

	Actual for the Year Ended December 31, Actual		Estimated in 2021(1)
	2019	2020
	(in millions of Dollars)
Mexico	199	144	193
United States	398	284	376
EMEAA
United Kingdom	67	55	98
France	38	62	49
Germany	25	24	28
Spain	34	22	38
Philippines	84	82	93
Israel	33	28	40
Rest of EMEAA	65	51	69
SCA&C
Colombia	25	14	57
Panama	10	3	9
Caribbean TCL	21	16	22
Dominican Republic	8	2	8
Rest of SCA&C	18	7	20
Others	8	1	0

Total consolidated	1,033	795	1,100

Of which:
Expansion capital expenditures	234	225	300

Base capital expenditures	799	570	800

(1)	See “Item 3—Key Information—COVID-19 Outbreak” for more information on the impact of COVID-19-related measures on our estimated capital expenditures for 2020.

For the years ended December 31, 2019 and 2020, we recognized $1,033 million and $795 million in capital expenditures from our continuing operations, respectively. As of December 31, 2020, in connection with our significant projects, we had capital expenditure commitments of $1,100 million, including our capital expenditures estimated to be incurred during 2021. This amount is expected to be incurred during 2021, based on the evolution of the related projects. Pursuant to the 2017 Facilities Agreement, as of December 31, 2020, we were prohibited from making aggregate annual capital expenditures in excess of $1.5 billion (which were limited to $1.2 billion pursuant to the Facilities Agreement Amendments executed in May 2020 for as long as we failed to report two consecutive quarters with a consolidated leverage ratio of 5.25:1 or below, which we have already reported) in any financial year (excluding certain capital expenditures, joint venture investments and acquisitions by each of CLH and CHP and their respective subsidiaries and those funded by Relevant Proceeds (as defined in the 2017 Facilities Agreement), which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of (i) $500 million (or its equivalent) for CLH and its subsidiaries and (ii) $500 million (or its equivalent) for CHP and its subsidiaries. In addition, the amounts which we and our subsidiaries are allowed for permitted acquisitions and investments in joint ventures cannot exceed certain thresholds as set out in the 2017 Facilities Agreement. See “Item 3—Key Information—COVID-19

Outbreak” for more information on the impact of COVID-19-related measures on our estimated capital expenditures for 2020.

Our Indebtedness

As of December 31, 2020, we had $11,185 million (principal amount $11,248 million, excluding deferred issuance costs) of total debt plus other financial obligations in our statement of financial position, which does not include $449 million of Perpetual Debentures. Of our total debt plus other financial obligations, 9% was current (including current maturities of non-current debt) and 91% was non-current. As of December 31, 2020, 64% of our total debt plus other financial obligations was Dollar-denominated, 22% was Euro-denominated, 5% was Pound Sterling-denominated, 5% was Mexican Peso-denominated, 2% was Philippine Peso-denominated and 2% was denominated in other currencies. See notes 17.1, 17.2 and 21.4 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

On September 29, 2014, CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into a facilities agreement (as amended and restated, the “2014 Credit Agreement”) for $1.35 billion with nine of the main lending banks from a 2012 facilities agreement entered into to refinance indebtedness under the 2009 Financing Agreement. On November 3, 2014, the total amount of commitments under the 2014 Credit Agreement increased from $1.35 billion to $1.87 billion (increasing the revolving tranche of the 2014 Credit Agreement proportionally to $746 million).

On July 19, 2017, CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into the 2017 Facilities Agreement for an amount in different currencies equivalent to $4.1 billion (in aggregate), the proceeds of which were used to refinance in full the indebtedness incurred under the 2014 Credit Agreement and other debt repayment obligations, allowing us to increase the then average life of our syndicated bank debt to approximately 4.3 years with a final maturity in July 2022. The indebtedness incurred under the 2017 Facilities Agreement ranks equally in right of payment with certain of our other existing and future indebtedness, pursuant to the terms of an intercreditor agreement, dated September 17, 2012, among CEMEX, S.A.B. de C.V. and certain of its subsidiaries named therein, Citibank Europe PLC, UK Branch (formerly Citibank International plc), as facility agent, the financial institutions, noteholders and other entities named therein and Wilmington Trust (London) Limited, as security agent (as amended and restated from time to time, the “Intercreditor Agreement”). CEMEX, S.A.B. de C.V. and certain of its subsidiaries have pledged the Collateral and all proceeds of the Collateral to secure our payment obligations under the 2017 Facilities Agreement, our outstanding Senior Secured Notes and under several other of our financing arrangements. These subsidiaries whose shares were pledged or transferred as part of the Collateral collectively own, directly or indirectly, substantially all our operations worldwide. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—We pledged the capital stock of some of our subsidiaries that represent substantially all of our business as Collateral to secure our payment obligations under the 2017 Facilities Agreement, the indentures governing our outstanding Senior Secured Notes and other financing arrangements.”

On April 2, 2019, an amendment and restatement agreement to the 2017 Facilities Agreement was executed to, among other things, (i) extend the July 2020 and January 2021 repayment installments for a significant portion of the term loan tranches by three years; (ii) delay the scheduled tightening of the consolidated financial leverage ratio limit by one year; and (iii) make adjustments for the implementation of IFRS 16 and to compensate for its effects on certain financial ratios (together, the “April 2019 Facilities Agreement Amendments”).

On November 4, 2019, we amended and restated by an amendment and restatement agreement the 2017 Facilities Agreement. These amendments (together, the “November 2019 Facilities Agreement Amendments”) include: amendments providing for an additional basket of up to $500 million that can only be used for buy-backs of shares or securities that represent shares of CEMEX, S.A.B. de C.V.; amendments providing for a new allowance for disposals of non-controlling interest in subsidiaries that are not obligors (as defined in the 2017 Facilities Agreement) under the 2017 Facilities Agreement of up to $100 million per calendar year;

amendments relating to the implementation of corporate reorganizations in Mexico, Europe and in the Trinidad Cement Group (as defined in the 2017 Facilities Agreement); and amendments to the consolidated leverage ratio and the consolidated coverage ratio (as defined and calculated in the 2017 Facilities Agreement) to increase CEMEX’s flexibility.

On May 22, 2020, we amended and restated by an amendment and restatement agreement the 2017 Facilities Agreement. These amendments (together, the “May 2020 Facilities Agreement Amendments”) include: (a) modifications to the limits of the consolidated coverage ratio and the consolidated leverage ratio; (b) modifications to the applicable margin over LIBOR, or EURIBOR in relation to any Euro loan, depending on the consolidated leverage ratio, to accommodate for the increased leverage limits; and (c) certain temporary or circumstance-based limitations on our ability to execute certain capital expenditures, acquisitions, share buybacks and the granting of loans to third parties.

On October 13, 2020, we further amended and restated by an amendment and restatement agreement the 2017 Facilities Agreement. As a result of these amendments (together, the “October 2020 Facilities Agreement Amendments” and, together with the April 2019 Facilities Agreement Amendments, the November 2019 Facilities Agreement Amendments and the May 2020 Facilities Agreement Amendments, the “Facilities Agreement Amendments”), we extended $1.1 billion of term loan maturities by three years, from 2022 to 2025, and $1.1 billion of commitments under the revolving credit facility by one year from 2022 to 2023. In addition, on October 15, 2020, we prepaid $530 million corresponding to the July 2021 amortization under the new term loan facilities created pursuant to the October 2020 Facilities Agreement Amendments.

Under the October 2020 Facilities Agreement Amendments, we also redenominated $313 million of previous Dollar exposure under the term loans that are part of the 2017 Facilities Agreement to Mexican Pesos, as well as $82 million to Euros. Aside from the new Mexican Pesos tranche that was created under the 2017 Facilities Agreement, which includes a lower interest rate margin grid, pricing for all other tranches under the 2017 Facilities Agreement remained unchanged.

Following the October 2020 Facilities Agreement Amendments, certain tranches under the 2017 Facilities Agreement amounting to $3.2 billion now incorporate five sustainability-linked metrics, including reduction of net CO2 emissions and use of power from green energy, among other indicators. Annual performance with respect to these five metrics may result in a total adjustment of the interest rate margin under these tranches of up to plus or minus five basis points.

Along with other technical amendments, under the October 2020 Facilities Agreement Amendments, we also tightened our consolidated leverage ratio covenant under the 2017 Facilities Agreement from 7.00:1 to a limit of 6.25:1 for the periods ending on September 30, 2020, December 31, 2020 and March 31, 2021. Current consolidated leverage and coverage ratio limits under the 2017 Facilities Agreement are as follows:

CURRENT LEVERAGE RATIO AND COVERAGE RATIO LEVELS

Reference period ending	Consolidated leverage ratio	Consolidated coverage ratio
31-Dec-20	6.25x	1.75x
31-Mar-21	6.25x	1.75x
30-Jun-21	6.00x	2.25x
30-Sep-21	5.75x	2.25x
31-Dec-21	5.75x	2.50x
31-Mar-22	5.75x	2.50x
30-Jun-22	5.25x	2.50x
30-Sep-22	5.25x	2.50x
31-Dec-22	4.75x	2.75x
31-Mar-23	4.75x	2.75x
30-Jun-23; and each subsequent Reference Period (as defined in the 2017 Facilities Agreement)	4.50x	2.75x

In addition, on December 17, 2020, commitments were increased by $93 million and $43 million under the new term loan facilities and the new revolving credit facility created pursuant to the October 2020 Facilities Agreement Amendments, respectively. Subsequently, we cancelled commitments in those same amounts under the term loan facilities and the revolving credit facility already existing before the October 2020 Facilities Agreement Amendments. Following the aforementioned increase and cancellation, the amount of commitments under the 2017 Facilities Agreement remained effectively unchanged, but maturity of the aforementioned amounts were effectively extended from 2022 to 2025 (for the term loan facility commitments) and to 2023 (for the revolving credit facility commitments). Additionally, effective December 24, 2020, an additional $14 million of commitments under the revolving facility existing prior to the October 2020 Facilities Agreement Amendments were cancelled.

See “Item 3—Key Information—COVID-19 Outbreak” for more information on the impact of COVID-19 on our debt and cash levels.

As of December 31, 2020, we reported an aggregate amount of outstanding debt of $2,383 million under the 2017 Facilities Agreement. As of December 31, 2020, we had $1,121 million of availability under the committed revolving credit tranche under the 2017 Facilities Agreement. See “Item 3—Key Information—COVID-19 Outbreak” for more information on the impact of COVID-19 on our debt and cash levels. If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our financial condition. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—We have a substantial amount of debt and other financial obligations maturing in the next several years. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our principal maturities and financial covenants may depend on us implementing certain initiatives, including, but not limited to, “Operation Resilience,” which may include making asset sales, and there is no assurance that we will be able to implement any such initiatives or execute such sales, if needed, on terms favorable to us or at all.”

See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The 2017 Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions” for a discussion of restrictions and covenants under the 2017 Facilities Agreement.

For a description of the Senior Secured Notes, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Senior Secured Notes.”

Some of our subsidiaries and special purpose vehicles (“SPVs”) have issued or provided guarantees of certain of our indebtedness, as indicated in the table below.

	The Notes	Senior Secured Notes	2017 Facilities Agreement	Perpetual Debentures
		$6,327 million (principal amount $6,354 million)	$2,383 million (principal amount $2,420 million)	$449 million
Amount Outstanding as of December 31, 2020(1)
CEMEX Finance LLC	✓	✓	✓
CEMEX, S.A.B. de C.V.	✓	✓	✓	✓
CEMEX Concretos, S.A. de C.V.	✓	✓	✓
CEMEX España, S.A.	✓	✓	✓	✓
Cemex Asia B.V.	✓	✓	✓
CEMEX Corp.	✓	✓	✓
Cemex Africa & Middle East Investments B.V.	✓	✓	✓
CEMEX France Gestion (S.A.S.)	✓	✓	✓
Cemex Research Group AG	✓	✓	✓
CEMEX UK	✓	✓	✓

(1)

Includes Senior Secured Notes and the dual-currency notes underlying the Perpetual Debentures held by CEMEX, as applicable. Only the dual-currency notes that underlie the Perpetual Debentures are guaranteed by certain of our subsidiaries, while the Perpetual Debentures themselves are not guaranteed by our subsidiaries.

In addition, as of December 31, 2020, (i) CEMEX Materials LLC was a borrower of $153 million (principal amount $150 million) under an indenture which is guaranteed by CEMEX Corp. and (ii) several of our other operating subsidiaries were borrowers under debt facilities or debt arrangements aggregating $476 million.

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

Historically, we and our subsidiaries have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios. Our ability to comply with these ratios may be affected by current global economic conditions and volatility in foreign exchange rates and the financial and capital markets. We may need to seek waivers or amendments in the future. However, we cannot assure you that any future waivers or amendments, if requested, will be obtained. If we or our subsidiaries are unable to comply with the provisions of our debt instruments and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our financial condition. See “Item 3—Key Information—COVID-19 Outbreak” and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on the impact of COVID-19.

Relevant Transactions Related to Our Indebtedness in 2020

The following is a description of our most important transactions related to our indebtedness in 2020:

•

On March 13, 2020, in relation to our 3.720% Subordinated Optional Convertible Notes issued on (i) March 13, 2015 (the “March 2015 Convertible Notes”) and (ii) May 28, 2015 (the “May 2015 Convertible Notes,” and collectively with the March 2015 Convertible Notes, the “2020 Convertible Notes”), both of which matured on March 15, 2020, we paid an amount equal to $521 million as full settlement for such notes, which matured without conversion, except for $2,000 aggregate principal amount of the May 2015 Convertible Notes which, as of March 15, 2020, were converted into 185 ADSs of CEMEX, S.A.B. de C.V.

•

In order to strengthen our liquidity position, on March 20, 2020, we made a drawdown of $1.0 billion under our committed revolving credit facility under the 2017 Facilities Agreement. After the drawdown, we had $135 million available under such committed revolving credit facility. On April 1, 2020, we made an additional drawdown of the remaining amount under the committed revolving facility, resulting in such committed revolving facility being fully drawn. We also made drawdowns under our other credit lines and loans. The drawdowns had the effect of increasing our overall debt and cash levels in the short to medium term. Moreover, on September 10, 2020, we repaid $700 million of our $1,135 million committed revolving credit tranche under the 2017 Facilities Agreement. See “Item 3—Key Information—COVID-19 Outbreak.”

•

With respect to the 2017 Facilities Agreement, effective May 22, 2020, we negotiated, among other amendments, (a) modifications to the limits of the consolidated coverage ratio and the consolidated leverage ratio; (b) modifications to the applicable margin over LIBOR, or EURIBOR in relation to any Euro loan, depending on the consolidated leverage ratio, to accommodate for the increased leverage limits; and (c) certain temporary or circumstance-based limitations on our ability to execute certain capital expenditures, acquisitions, share buybacks and the granting of loans to third parties.

•

On June 5, 2020, we issued $1.0 billion aggregate principal amount of our 7.375% Senior Secured Notes due 2027 (the “June 2027 Dollar Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK fully and unconditionally guarantee the performance of all of our obligations under the June 2027 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

•

On June 30, 2020, CHP reached an agreement with BDO Unibank, Inc. to amend the senior unsecured Philippine Peso term loan facility entered into between CHP and BDO Unibank, Inc. on February 1, 2017 with an outstanding amount to the Philippine Peso equivalent of, as of December 31, 2020, $225 million (as amended or supplemented from time to time, the “CHP Facility Agreement”), so that CHP is required to comply with the following financial covenants commencing on June 30, 2021, each of which is tested twice per year: (i) a ratio of consolidated total debt (as defined in the CHP Facility

Agreement) to consolidated Operating EBITDA (as defined in the CHP Facility Agreement) not exceeding 4.00x; and (ii) a ratio of consolidated Operating EBITDA (as defined in the CHP Facility Agreement) to consolidated interest expense (as defined in the CHP Facility Agreement) not less than 4.00x. No other modifications to the terms and conditions to the CHP Facility Agreement were made.

•

On September 17, 2020, we issued $1.0 billion aggregate principal amount of our 5.200% Senior Secured Notes due 2030 (the “September 2030 Dollar Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK fully and unconditionally guarantee the performance of all of our obligations under the September 2030 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

•

With respect to the 2017 Facilities Agreement, effective October 13, 2020, we negotiated, among other amendments: (i) extending $1.1 billion of term loan maturities to 2025 and the maturity of $1.1 billion under the revolving facility to 2023, under similar terms as previously existing; (ii) the inclusion of five sustainability-linked metrics, including reduction of net CO2 emissions and use of power from green energy, among other indicators, annual performance in respect of which may result in a total adjustment of the interest rate margin of up to plus or minus five basis points under tranches amounting to $3.2 billion; and (iii) redenominating $313 million of previous Dollar exposure under the term loans to Mexican Pesos, as well as $82 million to Euros. Additionally, we tightened our consolidated leverage ratio covenant from 7.00:1 to a limit of 6.25:1 for the periods ending on September 30, 2020, December 31, 2020 and March 31, 2021. In addition, on December 17, 2020, commitments were increased by $93 million and $43 million under the new term loan facilities and the new revolving credit facility created pursuant to the October 2020 Facilities Agreement Amendments, respectively. Subsequently, we cancelled commitments in those same amounts under the term loan facilities and the revolving credit facility already existing before the October 2020 Facilities Agreement Amendments. Following the aforementioned increase and cancellation, the amount of commitments under the 2017 Facilities Agreement remained effectively unchanged, but maturity of the aforementioned amounts being effectively extended from 2022 to 2025 (for the term loan facility commitments) and to 2023 (for the revolving credit facility commitments). Additionally, effective December 24, 2020, an additional $14 million of commitments under the revolving facility existing prior to the October 2020 Facilities Agreement Amendments were cancelled.

•

On October 9, 2020, CEMEX Finance redeemed €215 million aggregate principal amount of the June 2024 Euro Notes. After giving effect to this partial redemption, €185 million aggregate principal amount of the June 2024 Euro Notes remained outstanding. Subsequently on October 16, 2020, CEMEX Finance redeemed the remaining €185 million aggregate principal amount of the June 2024 Euro Notes.

•	On October 9, 2020, CEMEX Finance redeemed the remaining $640 million aggregate principal amount of the April 2024 Dollar Notes.

•	On October 15, 2020, we prepaid $530 million corresponding to the July 2021 amortization under the new term loan facilities created pursuant to the October 2020 Facilities Agreement Amendments.

•	On October 16, 2020, we redeemed the remaining $750 million aggregate principal amount of the May 2025 Dollar Notes.

During 2020, we conducted drawdowns and repayments under the revolving tranche of the 2017 Facilities Agreement. As of December 31, 2020, we had no amounts outstanding under the revolving tranche of the 2017 Facilities Agreement. In addition, as of December 31, 2020, we had an aggregate amount of $1,121 million available under the revolving tranche of the 2017 Facilities Agreement. We used a substantial portion of the proceeds from these transactions to repay and refinance indebtedness, to improve our liquidity position and for general corporate purposes. For a description of the 2017 Facilities Agreement, see “Item 5— Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness.”

Our Other Financial Obligations

Other financial obligations in the consolidated statement of financial position as of December 31, 2019 and 2020 are detailed as follows:

	Short- term	2019 Long- term	Total	Short- term	2020 Long- term	Total
	(in millions of Dollars)
Leases	$262	1,044	1,306	$293	967	1,260
Liabilities secured with accounts receivable	599	—	599	586	—	586
Convertible subordinated notes due 2020	520	—	520	—	—	—

	$1,381	1,044	2,425	$879	967	1,846

As mentioned in note 3.6 to our 2020 audited consolidated financial statements included elsewhere in this annual report, financial instruments convertible into CPOs and/or ADSs contain components of both liability and equity, which are recognized differently depending on whether the instrument is mandatorily convertible or is optionally convertible by election of the note holders, as well as the currency in which the instrument is denominated and the functional currency of the issuer.

Leases

We have several operating and administrative assets under lease contracts. We apply the recognition exemption for short-term leases and leases of low-value assets. See notes 15.2 and 17.2 to our 2020 audited consolidated financial statements included elsewhere in the annual report.

Changes in the balance of lease financial liabilities during 2018, 2019 and 2020 were as follows:

(in millions of Dollars)	2018	2019	2020
Lease financial liability at beginning of year	$1,309	1,315	1,306
Additions from new leases	296	274	213
Reductions from payments	(192)	(239)	(276)
Cancellations and liability remeasurements	(67)	(54)	(9)
Foreign currency translation and accretion effects	(31)	10	26

Lease financial liability at end of year	$1,315	1,306	1,260

As of December 31, 2020, the maturities of non-current lease financial liabilities are as follows:

(in millions of Dollars)	Total
2022	$199
2023	162
2024	127
2025	95
2026 and thereafter	384

$967

Total cash outflows for leases including the interest expense portion as disclosed in note 8.1 to our 2020 audited consolidated financial statements included elsewhere in this annual report in 2018, 2019 and 2020 were $266 million, $316 million and $350 million, respectively.

Our Receivables Financing Arrangements

Our subsidiaries in Mexico, the United States, France and the United Kingdom are parties to sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. As of December 31, 2019 and 2020, trade accounts receivable included receivables of $682 million and $677 million, respectively. Under these programs, our subsidiaries effectively surrender control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. Nonetheless, in such programs, our subsidiaries retain certain residual interest in the programs and/or maintain continuing involvement with the accounts receivable. Therefore, the trade accounts receivable sold were not removed from the statement of financial position, and the funded amounts were recognized within the line item of “Other financial obligations” and the difference in each year against the trade receivables sold was maintained as reserves. Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to $83 million and $91 million as of December 31, 2019 and 2020, respectively. Therefore, the funded amount to us was $599 million in 2019 and $586 million as of December 31, 2020. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $23 million in 2018, $25 million in 2019 and $13 million in 2020. Our securitization programs are usually negotiated for periods of one to two years and are usually renewed at their maturity. See notes 10 and 17.2 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

2020 Convertible Notes

During 2015, we issued $521 million aggregate principal amount of 3.72% optional convertible subordinated notes due in March 2020 because of exchanges or settlements of other convertible notes. The 2020 Convertible Notes, were subordinated to most of our liabilities and commitments and were convertible into a fixed number of our ADSs at any time at the holder’s election and were subject to antidilution adjustments. As of December 31, 2019, the conversion price per ADS for the 2020 Convertible Notes was $10.73 dollars. On March 13, 2020, CEMEX paid $521 million as full settlement of the aggregate outstanding amount of the 2020 Convertible Notes which matured on March 15, 2020 with a minimal conversion of ADS. See note 17.2 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

November 2019 Mandatory Convertible Mexican Peso Notes

In December 2009, we exchanged certain debt into $315 million principal amount of 10% mandatorily convertible securities denominated in Mexican Pesos maturing in 2019 (the “November 2019 Mandatory Convertible Mexican Peso Notes”). On November 28, 2019, the November 2019 Mandatory Convertible Mexican Peso Notes matured and were converted into 236 million CPOs at a conversion price in Mexican Pesos equivalent to $0.8937 per CPO.

Perpetual Debentures

We define the Perpetual Debentures collectively, as the (i) Dollar-denominated 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C5 Capital (SPV) Limited, (ii) Dollar-denominated 6.640% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C8 Capital (SPV) Limited, (iii) Dollar-denominated 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10 Capital (SPV) Limited and (iv) Euro-denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10-EUR Capital (SPV) Limited. Unless the context otherwise requires, when we refer to the Perpetual Debentures (as defined above), we also include our dual-currency notes that underlie the Perpetual Debentures.

As of December 31, 2018, 2019 and 2020, non-controlling interest stockholders’ equity included $444 million, $443 million and $449 million, respectively, representing the notional amount of Perpetual

Debentures, which exclude any Perpetual Debentures held by subsidiaries. The Perpetual Debentures have no fixed maturity date and do not represent contractual obligations to exchange any series of its outstanding Perpetual Debentures for financial assets or financial liabilities. Based on their characteristics, the Perpetual Debentures, issued through SPVs, qualify as equity instruments and are classified within non-controlling interest as they were issued by consolidated entities, and, if the conditions to interest deferred are satisfied, we have the unilateral right to defer indefinitely the payment of interest due on the Perpetual Debentures. Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the Perpetual Debentures, are included within Other equity reserves and represented expenses of $29 million, $29 million and $24 million in 2018, 2019 and 2020, respectively. The different SPVs were established solely for purposes of issuing the Perpetual Debentures and are included in our 2020 audited consolidated financial statements included elsewhere in this annual report. As of December 31, 2020, the Perpetual Debentures were as follows:

Issuer	Issuance Date	Nominal Amount at Issuance Date (in millions)	Nominal Amount Outstanding as of December 31, 2020 (in millions)	Repurchase Option	Interest Rate
C10-EUR Capital (SPV) Ltd.(2)	May 2007	€730	€64	Tenth anniversary	EURIBOR + 4.79%
C8 Capital (SPV) Ltd.(1)	February 2007	$750	$135	Eighth anniversary	LIBOR + 4.40%
C5 Capital (SPV) Ltd.(1)	December 2006	$350	$61	Fifth anniversary	LIBOR + 4.277%
C10 Capital (SPV) Ltd.(1)	December 2006	$900	$175	Tenth anniversary	LIBOR + 4.71%

(1)	As of December 31, 2019 and 2020, 3-month LIBOR was 1.9084% and 0.2384%, respectively.
(2)	EURIBOR above refers to the Euro Interbank Offered Rate. As of December 31, 2019 and 2020, 3-month EURIBOR was (0.3839)% and (0.545)%, respectively.

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

In connection with CEMEX, S.A.B. de C.V.’s annual general ordinary shareholders’ meetings held on April 5, 2018 and March 28, 2019, proposals were approved to set the amount of $500 million or its equivalent in Mexican Pesos, each year and until the next ordinary shareholders’ meeting, as the maximum amount of resources that CEMEX, S.A.B. de C.V. can use to repurchase its own shares or securities that represent such shares. The board of directors of CEMEX, S.A.B. de C.V. approved the policy and procedures for the operation of the stock repurchase program, and is authorized to determine the basis on which the repurchase and placement of such shares is made, appoint the persons who will be authorized to make the decision of repurchasing or replacing such shares and appoint the persons responsible to make the transaction and furnish the corresponding notices to authorities. The board of directors of CEMEX, S.A.B. de C.V. and/or attorneys-in-fact or delegates designated in turn, or the persons responsible for such transactions, will determine, in each case, if the repurchase is made with a charge to stockholders’ equity as long as the shares belong to CEMEX, S.A.B. de C.V. or with a charge to share capital if it is resolved to convert the shares into non-subscribed shares to be held in treasury. See “—Recent Developments—Recent Developments Relating to CEMEX, S.A.B. de C.V.’s Shareholders’ Meetings.” We remain subject to certain restrictions regarding the repurchase of shares of our capital stock under the 2017 Facilities Agreement and the indentures governing the outstanding Senior Secured Notes.

As of December 31, 2019, under the repurchase program authorized at CEMEX, S.A.B. de C.V.’s ordinary general shareholders meeting held on March 28, 2019, CEMEX, S.A.B. de C.V. repurchased 157.7 million CPOs, at a weighted-average price in Mexican Pesos equivalent to $0.3164 per CPO. The total amount of these CPO repurchases, excluding fees and value-added tax, was $50 million. The shares repurchased under the 2019 repurchase program were cancelled at the CEMEX, S.A.B. de C.V. annual general ordinary shareholders’ meeting held on March 26, 2020.

From March 10, 2020 to March 24, 2020, under the repurchase program authorized at CEMEX, S.A.B. de C.V.’s ordinary general shareholders meeting held on March 28, 2019, CEMEX, S.A.B. de C.V. repurchased 378.2 million CPOs, which represented 2.5% of CEMEX, S.A.B. de C.V.’s outstanding share capital as of December 31, 2019, at a weighted-average price in Mexican Pesos equivalent to $0.21 per CPO, which was equivalent to an amount of $83.2 million, excluding value-added tax. CEMEX, S.A.B. de C.V. did not repurchase any other CPOs between January 1, 2020 and March 10, 2020 and has not repurchased any additional CPOs since March 24, 2020. On April 8, 2020, we announced that, to enhance our liquidity, we suspended the CEMEX, S.A.B. de C.V. share repurchase program for the remainder of 2020. The shares repurchased under the repurchase program authorized at CEMEX, S.A.B. de C.V.’s ordinary general shareholders meeting held on March 26, 2020 were proposed for cancellation at the CEMEX, S.A.B. de C.V. annual general ordinary shareholders’ meeting held on March 25, 2021. The following table sets out information concerning repurchases by CEMEX, S.A.B. de C.V. of its CPOs in 2020. We did not repurchase CPOs other than through the stock repurchase program.

Period	Total Number of CPOs Purchased	Average Price in Dollars per CPO	Total Number of CPOs Purchases as Part of Publicly Announced Plans or Programs	Approximate Peso Value of CPOs that May Yet be Purchased Under Plans
January 1 to January 31	—	—	—	$9,390,109,231.53
February 1 to February 28	—	—	—	$9,755,109,231.53
March 1 to March 31	378,161,560	0.2200	378,161,560	$11,840,000,000.00
April 1 to April 30	—	—	—	$12,055,000,000.00
May 1 to May 31	—	—	—	$11,070,000,000.00
June 1 to June 30	—	—	—	$11,495,000,000.00
July 1 to July 31	—	—	—	$11,125,000,000.00
August 1 to August 31	—	—	—	$10,945,000,000.00
September 1 to September 30	—	—	—	$11,055,000,000.00
October 1 to October 31	—	—	—	$10,595,000,000.00
November 1 to November 30	—	—	—	$10,090,000,000.00
December 1 to December 31	—	—	—	$9,945,000,000.00

Total	378,161,560	0.2200	378,161,560

Research and Development, Patents and Licenses, etc.

Headed by CEMEX Research Center, Research and Development (“R&D”) is increasingly assuming a key role as it is recognized as an important element in creating value for our products, which is important to CEMEX’s comprehensive pricing strategy for CEMEX’s products. Through the development of innovative technologies, services, and commercial models, CEMEX is leveraging its know-how-based assets to create an important differentiation in its offerings to customers in a broad range of markets with unique challenges. We focus on creating tangible value for our customers by creating products designed to make their business more profitable, but more importantly, as leaders in the industry, CEMEX intends to elevate and accelerate the industry’s evolution in order to achieve greater sustainability, increase engagement in social responsibility and provoke an important leap in its technological advancement.

CEMEX’s R&D initiatives are globally led, coordinated and managed by CEMEX Research Center with headquarters in Switzerland, which encompasses the areas of Global R&D, Intellectual Property Management, Cement Production Technology, Sustainability, Business Process & IT, Innovation, and Commercial & Logistics.

CEMEX’s interaction and engagement with customers is growing and evolving through the exploration of novel interaction methodologies. CEMEX’s R&D continues to develop and evolve in the area of customer centricity, but with complementary emphases on digitalization, development of digital-based business models, socio-urban dynamics, processes and technologies to mitigate CO2, and evaluating, adopting and proposing methodologies to engage specific types of customers who are the key decision makers in the very early stages of a construction project. Such methodologies are defining innovative approaches to involve and expose existing, potential, and future customers (e.g., Engineering & Architectural students) to our value-added products (cement, aggregates, ready-mix concrete, and admixtures) and constructions solutions. In other words, we aspire to create a unique customer experience in which the customer can see, touch, interact and even stimulate the modification of our technologies.

The areas of Global R&D and Cement Production Technology are responsible for, among others, developing new products for our cement, ready-mix concrete, aggregate and admixture businesses as well as introduce novel and/or improved processing and manufacturing technology for all of CEMEX’s core businesses. These areas also address energy efficiency of buildings, comfort, novel and more efficient construction systems. Additionally, the Global R&D and Sustainability areas collaborate to develop and propose construction solutions through consulting and the integration of the aforementioned technologies.

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

With respect to energy, the R&D team is focusing on energy storage, which represents the largest and most near-term opportunity to accelerate renewable energy deployments and bring us closer to replacing fossil fuels as the primary resource to meet the world’s continual growth in energy demand. Global products/brands have been conceptualized and engineered to positively impact the jobsite safety, promote efficient construction practices, sensibly preserve natural resources vital to life, lower carbon footprint and improve the quality of life in rapidly transforming cities.

Underlying CEMEX’s R&D philosophy is a growing culture of global collaboration and coordination, where the innovation team identifies and promotes novel collaboration practices and mobilizes its adoption within CEMEX. Getting closer and understanding our customers is a fundamental transformation within CEMEX, and consequently the Commercial & Logistics area is carrying out research initiatives to better attend the needs of customers as well as identify key changes in our supply chain management that should enable us to bring products, solutions and services to our customers in the most cost-effective and efficient manner, using what we believe to be the best available technologies to design a new standard in digital commercial models. As of December 31, 2020, CEMEX Research Center actively participates in several research projects (SOLPART, EPOS, LEILAC, GENESIS, DESTINYand eCOCO2), funded by the EU under the H2020 program, to develop new technologies aimed at reducing CEMEX’s carbon footprint in Europe and other countries in which CEMEX operates.

There are nine laboratories supporting CEMEX’s R&D efforts under a collaborative network. The laboratories are strategically located in close proximity to our plants and assist the operating subsidiaries with troubleshooting, optimization techniques and quality assurance methods. The laboratory located in Switzerland is continually improving and consolidating our research and development efforts in the areas of cement, concrete, aggregates, admixtures, mortar and asphalt technology, sustainability and energy management. In addition, CEMEX Research Center actively generates and registers patents and pending applications in many of the countries in which CEMEX operates. Patents and trade secrets are managed strategically to achieve important technology lock-ins associated with CEMEX technology.

Our Information Technology divisions develop information management systems and software relating to cement and ready-mix concrete operational practices, automation and maintenance. These systems have helped us to better serve our clients with respect to purchasing, delivery and payment. More importantly, thanks to the activities of the Business Process and Information Technology departments, CEMEX is continuously improving and innovating its business processes to adapt them to the dynamically evolving markets to better serve CEMEX’s needs. The launch of CEMEX Go and its deployment throughout our operations is a testament to our commitment to evolve our digital commercial model to better serve the market and our customers.

R&D activities comprise part of the daily routine of the aforementioned departments and divisions. Therefore, the costs associated with such activities are expensed as incurred. In 2018, 2019 and 2020, total combined expenses of these departments recognized within administrative expenses were $39 million, $38 million and $31 million, respectively. We capitalize the costs incurred in the development of software for internal use which are amortized in operating results over the estimated useful life of the software, which is approximately five years. Capitalized direct costs incurred in the development stage of internal-use software, such as professional fees, direct labor and related travel expenses amounted to $133 million in 2018, $102 million in 2019 and $40 million in 2020. See notes 6 and 16.1 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

Summary of Material Contractual Obligations and Commercial Commitments

The 2017 Facilities Agreement

On July 19, 2017, we and certain of our subsidiaries entered into the 2017 Facilities Agreement for an amount in different currencies equivalent to $4.1 billion (in aggregate), the proceeds of which were used to refinance indebtedness incurred under a then-existing credit agreement and other debt repayment obligations. In March 2019 and October 2019, we obtained the requisite consents from lenders under the 2017 Facilities Agreement to make certain amendments to the 2017 Facilities Agreement and entered into amendment and restatement agreements to the 2017 Facilities Agreement, on April 2, 2019 and November 4, 2019, respectively. See “—Liquidity and Capital Resources—Our Indebtedness” and “—Liquidity and Capital Resources—Relevant Transactions Related to Our Indebtedness in 2020” for a discussion of such amendments. Effective May 22, 2020, we negotiated, among other amendments, (a) modifications to the limits of the consolidated coverage ratio and the consolidated leverage ratio; (b) modifications to the applicable margin over LIBOR, or EURIBOR in relation to any Euro loan, depending on the consolidated leverage ratio, to accommodate for the increased leverage limits; and (c) certain temporary or circumstance-based limitations on our ability to execute certain capital expenditures, acquisitions, share buybacks and the granting of loans to third parties. Further, effective October 13, 2020, we negotiated, among other amendments, (i) extending $1.1 billion of term loan maturities to

2025 and the maturity of $1.1 billion under the revolving facility to 2023, under similar terms as previously existing; (ii) the inclusion of five sustainability-linked metrics, including reduction of net CO2 emissions and use of power from green energy, among other indicators, annual performance in respect of which may result in a total adjustment of the interest rate margin of up to plus or minus five basis points under tranches amounting to $3.2 billion; and (iii) redenominating $313 million of previous Dollar exposure under the term loans to Mexican Pesos, as well as $82 million to Euros. Additionally, we tightened our consolidated leverage ratio covenant from 7.00:1 to a limit of 6.25:1 for the periods ending on September 30, 2020, December 31, 2020 and March 31, 2021.

In addition, on December 17, 2020, commitments were increased by $93 million and $43 million under the new term loan facilities and the new revolving credit facility created pursuant to the October 2020 Facilities Agreement Amendments, respectively. Subsequently, we cancelled commitments in those same amounts under the term loan facilities and the revolving credit facility already existing before the October 2020 Facilities Agreement Amendments. Following the aforementioned increase and cancellation, the amount of commitments under the 2017 Facilities Agreement remained effectively unchanged, but maturity of the aforementioned amounts being effectively extended from 2022 to 2025 (for the term loan facility commitments) and to 2023 (for the revolving credit facility commitments). Additionally, effective December 24, 2020, an additional $14 million of commitments under the revolving facility existing prior to the October 2020 Facilities Agreement Amendments were cancelled.

As of December 31, 2020, we reported an aggregate principal amount of outstanding debt of $2,420 million under the 2017 Facilities Agreement. The 2017 Facilities Agreement is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. As of July 19, 2017, commitments initially available under the 2017 Facilities Agreement included (i) €741 million, (ii) £344 million and (iii) $2,746 million, out of which $1,135 million were in the committed revolving credit tranche under the 2017 Facilities Agreement. As of December 31, 2020, the 2017 Facilities Agreement had an amortization profile, considering all commitments of $60 million in 2021, $68 million in 2022, $577 million in 2023, $577 million in 2024 and $1,138 million in 2025, respectively.

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

Senior Secured Notes

We refer to the January 2025 Dollar Notes, December 2024 Euro Notes, March 2026 Euro Notes, April 2026 Dollar Notes, November 2029 Dollar Notes, June 2027 Dollar Notes, September 2030 Dollar Notes and July 2031 Dollar Notes collectively as the Senior Secured Notes.

The indentures governing our outstanding Senior Secured Notes impose significant operating and financial restrictions on us. These restrictions limit our ability, among other things, to: (i) create liens; (ii) incur additional debt; (iii) change CEMEX’s business or the business of any obligor or material subsidiary (in each case, as defined in the 2017 Facilities Agreement); (iv) enter into mergers; (v) enter into agreements that restrict our subsidiaries ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) enter into certain derivatives transactions; and (xii) exercise any call option in relation to any perpetual bonds issues unless the exercise of the call options does not have a materially negative impact on our cash flow.

January 2025 Dollar Notes. On September 11, 2014, CEMEX, S.A.B. de C.V. issued $1.1 billion aggregate principal amount of its 5.700% January 2025 Dollar Notes in transactions exempt from registration pursuant to

Rule 144A and Regulation S under the Securities Act. CEMEX Concretos, CEMEX España, CEMEX Asia, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK fully and unconditionally guarantee the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2025 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral. On February 16, 2021 and April 21, 2021, we redeemed in full the $1,071 million aggregate principal amount of the January 2025 Dollar Notes. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Related to Our Indebtedness—Full Redemption of January 2025 Dollar Notes.”

April 2026 Dollar Notes. On March 16, 2016, CEMEX, S.A.B. de C.V. issued $1.0 billion aggregate principal amount of its 7.750% April 2026 Dollar Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK fully and unconditionally guarantee the performance of all obligations of CEMEX, S.A.B. de C.V. under the April 2026 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral. On February 16, 2021, we redeemed in full the $1.0 billion aggregate principal amount of the April 2026 Dollar Notes. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Related to Our Indebtedness—Full Redemption of April 2026 Dollar Notes.”

December 2024 Euro Notes. On December 5, 2017, CEMEX, S.A.B. de C.V. issued €650 million aggregate principal amount of its 2.750% Euro-denominated Senior Secured Notes due 2024 (the “December 2024 Euro Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK fully and unconditionally guarantee the performance of all obligations of CEMEX, S.A.B. de C.V. under the December 2024 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

March 2026 Euro Notes. On March 19, 2019, CEMEX, S.A.B. de C.V. issued €400 million aggregate principal amount of its 3.125% Euro-denominated Senior Secured Notes due 2026 (the “March 2026 Euro Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK fully and unconditionally guarantee the performance of all obligations of CEMEX, S.A.B. de C.V. under the March 2026 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

November 2029 Dollar Notes. On November 19, 2019, CEMEX, S.A.B. de C.V. issued $1.0 billion aggregate principal amount of its 5.450% Senior Secured Notes due 2029 (the “November 2029 Dollar Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK fully and unconditionally guarantee the performance of all obligations of CEMEX, S.A.B. de C.V. under the November 2029 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

June 2027 Dollar Notes. On June 5, 2020, CEMEX, S.A.B. de C.V. issued $1.0 billion aggregate principal amount of its 7.375% June 2027 Dollar Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and

CEMEX UK fully and unconditionally guarantee the performance of all of our obligations under the June 2027 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

September 2030 Dollar Notes. On September 17, 2020, CEMEX, S.A.B. de C.V. issued $1.0 billion aggregate principal amount of its 5.200% September 2030 Dollar Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK fully and unconditionally guarantee the performance of all of our obligations under the September 2030 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

July 2031 Dollar Notes. On January 12, 2021, CEMEX, S.A.B. de C.V. issued $1.75 billion aggregate principal amount of its 3.875% July 2031 Dollar Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK fully and unconditionally guarantee the performance of all of our obligations under the July 2031 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Indebtedness—Issuance of July 2031 Dollar Notes.”

Convertible Notes

2020 Convertible Notes. During 2015, CEMEX, S.A.B. de C.V. issued in March 2015 and May 2015, respectively, a total of $521 million aggregate principal amount of its 2020 Convertible Notes.

On March 13, 2020, CEMEX paid to the trustee of the 2020 Convertible Notes the amount of $521 million as full settlement. As a result, on March 15, 2020, the 2020 Convertible Notes matured without conversion, in accordance with the indentures governing such notes, except for $2,000 aggregate principal amount of our May 2015 Convertible Notes which, as of March 15, 2020, was converted into 185 ADSs. See note 17.2 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Commercial Commitments

On July 27, 2012, we entered into a Master Professional Services Agreement with IBM (the “IBM 2012 MPSA”). The IBM 2012 MPSA provides the framework for the ordinary course of business-related services IBM provides to us on a global scale, including: information technology, application development and maintenance, finance and accounting services, and human resources administration. The term of the IBM 2012 MPSA began on July 27, 2012 and will end on August 31, 2022, unless terminated earlier. Our minimum required payment to IBM under the IBM 2012 MPSA is approximately $50 million per year. We have the right to negotiate a reduction of service fees every two years if, as a result of a third party’s benchmarking assessment, it is determined that IBM’s fees are greater than those charged by other providers for services of similar nature. We may terminate the IBM 2012 MPSA (or a portion of it) at our discretion and without cause at any time by providing at least six months’ notice to IBM and paying termination charges consisting of IBM’s unrecovered investment and breakage and wind-down costs. In addition, we may terminate the IBM 2012 MPSA (or a portion of it) for cause without paying termination charges. Other termination rights may be available to us for a termination charge that varies depending on the reason for termination. IBM may terminate the IBM 2012 MPSA if we (i) fail to make payments when due or (ii) become bankrupt and do not pay in advance for the services.

For more information on the amendment to the IBM 2012 MPSA and our entry into the IBM 2021 MSA on March 31, 2021, see “Item 5—Operating and Financial Review and Prospects—Recent Developments— Recent

Developments Relating to Our Business and Operations—Early termination of certain services under our Master Professional Services Agreement with IBM and subsequent execution of a new agreement with IBM for the same services.”

As of December 31, 2020, we did not depend on any single one of our suppliers of goods or services to conduct our business.

Contractual Obligations

As of December 31, 2020, we had material contractual obligations as set forth in the table below.

	As of December 31, 2020
Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 Years	Total
Non-current debt	$104	957	3,768	4,499	9,328
Leases(1)	311	459	275	545	1,590

Total debt and other financial obligations(2)	415	1,416	4,043	5,044	10,918
Interest payments on debt(3)	452	890	750	663	2,755
Pension plans and other benefits(4)	157	144	144	1,012	1,457
Acquisition of property, plant and equipment(5)	109	–	–	–	109
Purchases of raw material, fuel and energy(6)	549	531	347	1,060	2,487

Total contractual obligations	$1,682	2,981	5,284	7,779	17,726

(1)

Represent nominal cash flows. As of December 31, 2020, the net present value of future payments under such leases was $1,323 million, of which, $436 million refers to payments from one to three years and $242 million refer to payments from three to five years. See note 24.1 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

(2)

The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, we have replaced our non-current obligations for others of a similar nature.

(3)	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2020.
(4)

Represents estimated annual payments under these benefits for the next 10 years (see note 19 to our 2020 audited consolidated financial statements included elsewhere in this annual report), including the estimate of new retirees during such future years.

(5)	Refers mainly to the expansion of a cement-production line in the Philippines.
(6)

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

As of December 31, 2018, 2019 and 2020, in connection with the commitments for the purchase of fuel and energy included in the table above, a description of the most significant contracts is as follows:

On October 24, 2018, we entered into two fixed-for-floating energy financial hedge agreements in Mexico, for a period of 20 years starting in 2020 with the solar power plants Tuli Energía and Helios Generación. Pursuant to these agreements, we fixed the megawatt-hour price (which increases at a fixed annual rate) over an electric energy volume per year and the differential between the agreed price and the market price is settled monthly. We consider these agreements to be a hedge for a portion of our aggregate consumption of electric energy in Mexico and recognize the result of the exchange of price differentials described previously in the statement of operations as a part of the costs of energy. During 2020, we paid $1.5 million as a result of these hedges. We do not record these agreements at fair value because there is not a deep market for electric power in Mexico that would effectively allow for their valuation.

In connection with the Ventikas, located in the Mexican state of Nuevo León with a combined generation capacity of 252 MW, we agreed to acquire a portion of the energy generated by Ventikas for our overall electricity needs in Mexico for a period of 20 years, which began in April 2016. As of December 31, 2020, the estimated annual cost of this agreement was $25.5 million, assuming energy generation at full capacity (energy supply from wind sources is variable in nature and final amounts can be determined only based on energy ultimately received at the agreed prices per unit).

Beginning in February 2010, for our overall electricity needs in Mexico, we reached an agreement with the EURUS Wind Farm (“EURUS”) for the purchase of a portion of the electric energy generated for a period of no less than 20 years. EURUS is a wind farm with an installed capacity of 250 MW operated by ACCIONA in the Mexican state of Oaxaca. The estimated annual cost of this agreement is $67 million (unaudited) assuming that we receive all our energy allocation. Energy supply from wind sources is variable in nature and final amounts can be determined only based on energy ultimately received at the agreed prices per unit.

We maintain a commitment initiated in April 2004 to purchase the energy generated by TEG until 2027 for our overall electricity needs in Mexico. The estimated annual cost of this agreement is $124 million assuming we receive all our energy allocation. Nonetheless, final amounts will be determined considering the final megawatt hour effectively received at the agreed prices per unit.

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

As of December 31, 2020, CEMEX Zement GmbH (“COZ”), a subsidiary of ours in Germany, holds an energy supply contract until 2023 with Industriekraftwerk Rüdersdorf GmbH (“IKWR,” a subsidiary of STEAG) in connection with the overall electricity needs of CEMEX’s Rüdersdorf plant. Based on the contract, each year COZ has the option to fix in advance the volume of energy in terms of MW that it will acquire from IKWR, with the option to adjust the purchase amount one time on a monthly and quarterly basis. The estimated annual cost of this agreement is $17 million assuming that we receive all our energy allocation.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results and liquidity or capital resources.

Quantitative and Qualitative Market Disclosure

Our Derivative Financial Instruments

In the ordinary course of business, we are exposed to credit risk, interest rate risk, foreign exchange risk, equity risk, commodities risk and liquidity risk, considering the guidelines set forth by CEMEX, S.A.B. de C.V.’s board of directors, which represent our risk management framework and are supervised by several of our committees. Our management establishes specific policies that determine strategies focused on obtaining natural hedges or risk diversification to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which we incur our debt with those in which we generate our cash flows. As of December 31, 2019 and 2020, these strategies were sometimes complemented by the use of derivative financial instruments. See notes 17.4 and 17.5 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

During the reported periods, in compliance with the guidelines established by our risk management committee, the restrictions set forth by our debt agreements and our hedging strategy, we held derivative instruments, with the objectives of, as the case may be: (a) changing the risk profile or fixing the price of fuels; (b) foreign exchange hedging; (c) hedge of forecasted transactions; and (d) other corporate purposes. See note 17.4 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2019 and 2020, the notional amounts and fair values of our derivative instruments were as follows:

	At December 31, 2019		At December 31, 2020		Maturity Date
(in millions of Dollars)	Notional Amount	Estimated Fair value	Notional Amount	Estimated Fair value
Net investment hedge	1,154	(67)	741	(42)	June 2022
Interest Rate Swaps	1,000	(35)	1,334	(47)	November 2023
Equity forwards on third party shares	74	1	27	3	March 2022
Fuel price hedging	96	1	128	5	December 2023

	2,324	(100)	2,230	(81)

The caption “Financial income and other items, net” in the statement of operations includes gains and losses related to the recognition of changes in fair values of the derivative financial instruments during the applicable period, which represented net gains of $39 in 2018, net losses of $1 in 2019, net losses of $17 in 2020. As described below, changes in fair value of our net investment hedge are recognized in other comprehensive income for the period as part of our currency translation results. In addition, changes in fair value of our outstanding interest rate swaps related to debt are recognized as part of our financial expense in the statement of operations. Changes in fair value of our fuel price hedging derivatives are temporarily recognized through other comprehensive income and are allocated to operating expenses as the related fuel volumes are consumed.

Since 2008, we significantly decreased our use of derivative instruments related to debt, thereby reducing the risk of cash margin calls.

Our Net Investment Hedge. As of December 31, 2019 and 2020, we held Dollar/Mexican Peso foreign exchange forward contracts under a program that started in February 2017 for up to $1,250 million which can be adjusted in relation to hedged risks. During 2020, this program was adjusted and reached a notional amount of $741 with forward contracts with tenors from 1 to 18 months. For accounting purposes under IFRS, we have designated this program as a hedge of our net investment in Mexican Pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the years 2018, 2019 and 2020, these contracts generated losses of $59 million, losses of $126 million and gains of $53 million, respectively, which partially offset currency translation results in each year recognized in equity generated from our net assets denominated in Mexican Pesos due to the appreciation of the peso in 2018 and 2019 and the depreciation of the peso in 2020. See note 17.4 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Our Interest Rate Swaps. As of December 31, 2019 and 2020, we held interest rate swaps for a notional amount of $1,000 million, the fair value of which represented a liability of $35 million and $44 million, respectively. We negotiated in June 2018 to fix interest payments of existing bank loans bearing floating rates for a notional amount of $1,000 million. These contracts mature in June 2023. During September 2020, we amended one of the interest rate swap contracts to reduce the weighted strike from 3.05% to 2.56% paying $14 million recognized within “Financial income and other items, net” in the statement of operations. For accounting purposes under IFRS, we designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related bank loans is accrued. For the years ended in 2019 and 2020, changes in fair value of these contracts generated losses of $26 million and losses of $9 million, respectively, recognized in other comprehensive income.

During October 2020, we negotiated interest rate swaps to fix interest payments of existing bank loans referenced to Mexican Peso floating rates and will mature in November 2023. As of December 31, 2020, we held a notional amount of $334 million the fair value of which represented a liability of $3 million. We designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related bank loans is accrued. For the year ended December 31, 2020, changes in fair value of these contracts generated losses of $3 million recognized in other comprehensive income.

As of December 31, 2018, we had an interest rate swap maturing in September 2022 associated with an agreement entered by us for the acquisition of electric energy in Mexico, the fair value of which represented assets of $11 million. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, we receive fixed rate of 5.4% and pay LIBOR. During 2019, CEMEX unwound and settled its interest rate swap.

Our Equity Forward Contracts on Third-Party Shares. As of December 31, 2019 and 2020, we maintained equity forward contracts with cash settlement in March 2021 and March 2022, respectively, over the price of 13.9 million shares of GCC in 2019 and 4.7 million in 2020. During 2019 and 2020, we early settled a portion of these contracts for 6.9 and 9.2 million shares, respectively. Changes in the fair value of these instruments and early settlement effects generated gains of $26 million in 2018, gains of $2 million in 2019 and gains of $1 million in 2020 recognized within “Financial income and other items, net” in the statement of operations. See notes 14.1 and 17.4 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Our Fuel Price Hedging Derivatives. As of December 31, 2019 and 2020, we maintained forward and option contracts negotiated to hedge the price of certain fuels, primarily including diesel and gas, in several operations for aggregate notional amounts of $96 million and $128 million, respectively, with an estimated aggregate fair value representing assets of $1 million in 2019 and assets of $5 million in 2020. By means of these contracts, for our own consumption only, we fixed the price of these fuels over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel or gas consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related fuel volumes are consumed. For the years 2018, 2019 and 2020, changes in fair value of these contracts recognized in other comprehensive income represented losses of $35 million, gains of $15 million and gains of $7 million, respectively.

Other Derivative Financial Instruments. During 2020, we negotiated Dollar/Peso, Dollar/Euro and Dollar/British Pound foreign exchange forward contracts to sell Dollars and Pesos and buy Euro and British Pounds, negotiated in connection with the voluntary prepayment and currency exchanges under the 2017 Facilities Agreement, for a combined notional amount of $397 million. For the year 2020, the aggregate results from positions entered and settled, generated losses of $15 million recognized within Financial income and other items, net in the statements of operation. Additionally, during 2020, we negotiated Dollar/Euro foreign exchange forward contracts to sell Dollars and buy Euro, negotiated in connection with the redemption of the 4.625% April 2024 Notes. For the year 2020, the aggregate results of these instruments from positions entered and settled, generated gains of $3 million, recognized within “Financial income and other items, net” in the statement of operations.

Moreover, in connection with the proceeds from the sale of certain assets in the United Kingdom, we negotiated British Pound/Euro foreign exchange forward contracts to sell British Pounds and buy Euro for a notional amount of $186 million. We settled such derivatives on August 5, 2020. During the year 2020, changes in the fair value of these instruments and their settlement generated gains of $9 million recognized within

“Financial income and other items, net” in the statement of operations. See notes 5.2 and 17.4 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

With respect to our existing financial derivatives, we may incur net losses and be subject to margin calls that will require cash. Likewise, if we enter into new derivative financial instruments, we may incur net losses and be subject to margin calls. The cash required to cover the margin calls may be substantial and may reduce the funds available to us for our operations or other capital needs.

As with any derivative financial instrument, we assume the creditworthiness risk of the counterparty, including the risk that the counterparty may not honor its obligations to us. Before entering into any derivative financial instrument, we evaluate, by reviewing credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, we cannot assure that risk of non-compliance with the obligations agreed to with such counterparties is minimal. See notes 17.4 and 17.5 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

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

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate non-current foreign currency-denominated debt as of December 31, 2020. Average floating interest rates are calculated based on forward rates in the yield curve as of December 31, 2020. Future cash flows represent contractual principal payments. The fair value of our floating rate non-current debt is determined by discounting future cash flows using borrowing rates available to us as of December 31, 2020 and is summarized as follows:

	Expected maturity dates as of December 31, 2020
Non-Current Debt(1)	2021		2022	2023	2024	After 2025	Total	Fair Value
	(In millions of Dollars, except percentages)
Variable rate	$103	139	712		588	1,101	$2,643	$2,761
Average interest rate	3.57%	3.00%	4.08%		4.10%	4.12%
Fixed rate	$2	47	60		811	5,702	$6,622	$7,116
Average interest rate	6.46%	5.46%	5.52%		2.81%	6.05%

(1)

The information above includes the current maturities of the non-current debt. Total non-current debt as of December 31, 2020 does not include our other financial obligations and the Perpetual Debentures for an aggregate amount of $449 million issued by consolidated entities. See notes 17.2 and 21.4 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2020, we were subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of December 31, 2019, 22% of our foreign currency-denominated non-current debt bore floating rates at a weighted average interest rate of LIBOR plus 285 basis points. As of December 31, 2020, 17% of our foreign currency-denominated non-current debt bore floating rates at a weighted average interest rate of LIBOR plus 294 basis points. As of December 31, 2019 and 2020, if interest rates at that date had been 0.5% higher, with all other variables held constant, our net income for 2019 and 2020 would have been reduced by $19 million and reduced by $17 million, respectively, as a result of higher interest expense on variable-rate debt. However, this analysis does not include the interest rate swaps held by us during 2019 and 2020. See notes 17.4 and 17.5 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Foreign Currency Risk. Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations between the Dollar and the other currencies in which we operate. For the year ended December 31, 2020, 21% of our revenues, before eliminations resulting from consolidation, were generated in Mexico, 29% in the United States, 5% in the United Kingdom, 6% in France, 4% in Germany, 2% in Spain, 3% in Philippines, 5% in Israel, 7% in the Rest of EMEAA segment, 3% in Colombia, 1% in Panama, 2% in Caribbean TCL, 2% in the Dominican Republic, 4% in the Rest of SCA&C segment and 6% from our Other operations.

Foreign exchange gains and losses occur by monetary assets or liabilities in a currency different from its functional currency and are recorded in the consolidated statements of operations, except for exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and related parties’ long-term balances denominated in foreign currency, for which the resulting gains or losses are reported in other comprehensive income. As of December 31, 2019 and 2020, excluding from the sensitivity analysis the impact of translating the net assets of foreign operations into our reporting currency and considering a hypothetical 10% strengthening of the Dollar against the Mexican Peso, with all other variables held constant, our net income for 2019 and 2020 would have decreased by $76 million and decreased $87 million, respectively, as a result of higher foreign exchange losses on our dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetical 10% weakening of the Dollar against the Mexican Peso would have had the opposite effect.

As of December 31, 2020, 64% of our total debt plus other financial obligations was Dollar-denominated, 22% was Euro-denominated, 5% was Pound Sterling-denominated, 5% was Mexican Peso-denominated, 2% was Philippine Peso-denominated and 2% was denominated in other currencies, which does not include $449 million of Perpetual Debentures. Therefore, we had a foreign currency exposure arising from the debt plus other financial obligations denominated in Dollars and the debt and other financial obligations denominated in Euros versus the currencies in which our revenues are settled in most countries in which we operate. We cannot guarantee that we will generate sufficient revenues in Dollars and Euros from our operations to service these obligations. As of December 31, 2019 and 2020, we had not implemented any derivative financing hedging strategy to address this foreign currency risk.

In addition, considering that CEMEX S.A.B. de C.V.’s functional currency for all assets, liabilities and transactions associated with its financial and holding company activities is the Dollar (note 3.4), there is foreign currency risk associated with the translation of subsidiaries’ net assets denominated in different currencies (Mexican Peso, Euro, Pound Sterling and other currencies) into Dollars. When the Dollar appreciates, the value of CEMEX S.A.B. de C.V.’s net assets denominated in other currencies decreases in terms of Dollars, generating negative foreign currency translation and reducing stockholders’ equity. Conversely, when the dollar depreciates, the value of CEMEX S.A.B. de C.V.’s net assets denominated in other currencies would increase in terms of Dollars generating the opposite effect. As mentioned above in our derivative financial instruments section, we have implemented a Dollar/Mexican Peso foreign exchange forward contract program to hedge foreign currency translation in connection with our net assets denominated in Mexican Pesos. See notes 3.4 and 17.5 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Equity Risk. Equity risk represents the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX, S.A.B. de C.V.’s and/or a third party’s shares. As described above, we have entered into equity forward contracts over the share price of GCC stock. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in price of the underlying shares.

As of December 31, 2019 and 2020, the potential change in the fair value of our forward contracts in GCC shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of GCC shares in Dollars, with all other variables held constant, our net income for 2019 and 2020 would have been reduced by

$7 million and $3 million, respectively. A 10% hypothetical increase in the price of GCC shares in 2020 would have generated approximately the opposite effect.

Liquidity Risk. Liquidity risk represents the risk that we will not have sufficient funds available to meet our obligations. In addition to cash flows provided by our operating activities, in order to meet our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, we rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. We are exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, any one of which may materially affect our results and reduce cash from operations. As of December 31, 2020, we had $1,121 million available under the committed revolving credit tranche under the 2017 Credit Agreement. See “Item 3—Key Information—COVID-19 Outbreak” and our 2020 audited consolidated financial statements included elsewhere in this annual report for more information on the impact of COVID-19 on our debt and cash levels.

As of December 31, 2020, current liabilities, which included $1,063 million of current maturities of debt and other financial obligations, exceeded current assets by $1,117 million. It is noted that as part of our operating strategy implemented by our management, we operate with a negative working capital balance. For the year ended December 31, 2020, we generated net cash flows provided by operating activities of $1,578 million. Our management considers that we will generate sufficient cash flows from operations in the following twelve months to meet our current obligations and trusts in our proven capacity to continually refinance and replace our current obligations, which will enable us to meet any liquidity risk in the short-term. In addition, as of December 31, 2020, we have committed lines of credit under the revolving credit facility in its 2017 Facilities Agreement for a total amount of $1,121 million. See notes 17.1, 17.2, 17.5 and 24.1 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The COVID-19 outbreak could materially adversely affect our financial condition and results of operations” and “Item 3—Key Information—COVID-19 Outbreak” for more information on our liquidity position and on risks to our business mainly caused by the COVID-19 pandemic.

Investments, Acquisitions and Divestitures

The transactions described below represent our principal investments, acquisitions and divestitures completed during 2018, 2019 and 2020.

Investments and Acquisitions

In January and April 2020, one of our subsidiaries in Israel acquired Netivei Noy from Ashtrom Industries for an amount in Shekels equivalent to $33 million. As of December 31, 2020, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, the net assets of Netivei Noy amounted to $33 million and goodwill was determined in the amount of $2 million.

On November 9, 2020, the tender offer acceptance period commenced for the CLH Tender Offer for any and all outstanding ordinary shares of CLH registered with the National Register of Securities and Issuers (Registro Nacional de Valores y Emisores) and the Colombian Securities Exchange (Bolsa de Valores de Colombia) (except for shares either owned by CEMEX España or CLH). The CLH Tender Offer expired on December 10, 2020. As a result of the CLH Tender Offer, CEMEX España purchased 108,337,613 shares of CLH at a purchase price of 3,250 Colombian Pesos per ordinary share of CLH. The CLH Tender Offer fully settled on December 18, 2020 for an aggregate amount of 352 billion Colombian Pesos (equivalent to $103 million). As of December 31, 2020, CEMEX España owns 92.37% of all outstanding shares in CLH (excluding shares owned by CLH), which includes shares purchased by us in the secondary market after the closing of the CLH Tender Offer.

On January 29, 2020, CHP announced the results of its stock rights offering pursuant to which 8,293,831,169 common shares of CHP were issued and listed on the Philippine Stock Exchange on March 4, 2020. As of December 31, 2019, CEMEX España indirectly held 66.78% of CHP’s common shares. After giving effect to the stock rights offering, CEMEX España’s indirect ownership of CHP’s common shares increased to 75.66%. As of December 31, 2020, CEMEX España’s indirect ownership of CHP’s outstanding common shares had further increased to 77.84%.

From March 10, 2020 to March 24, 2020, under the repurchase program authorized at CEMEX, S.A.B. de C.V.’s ordinary general shareholders meeting held on March 28, 2019, CEMEX, S.A.B. de C.V. repurchased 378.2 million CPOs, which represented 2.5% of CEMEX, S.A.B. de C.V.’s outstanding share capital as of December 31, 2019, at a weighted-average price of 5.01 Mexican Pesos per CPO, which was equivalent to an amount of $83.2 million, excluding value-added tax. CEMEX, S.A.B. de C.V. did not repurchase any other CPOs between January 1, 2020 and March 10, 2020 and has not repurchased any additional CPOs since March 24, 2020. On April 8, 2020, we announced that, to enhance our liquidity, we suspended the CEMEX, S.A.B. de C.V. share repurchase program for the remainder of 2020.

On February 14, 2018, we increased our ownership interest in Lehigh White Cement Company, a company that manufactures white cement in the United States, from 24.5% to 36.8%, by paying a total consideration of $36 million.

In August 2018, one of our subsidiaries in the United Kingdom acquired all the shares of the ready-mix concrete producer Procon for an amount in Pounds Sterling equivalent to $22 million, based on the Pound Sterling to Dollar exchange rate as of August 31, 2018. Based on the valuation of the fair values of the assets acquired and liabilities assumed, the net assets of Procon amounted to $10 million and goodwill was determined in the amount of $12 million. See note 5.2 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Divestitures

During 2018, 2019 and 2020, we made divestitures of $84 million, $621 million and $722 million, respectively (which included fixed assets of $69 million, $109 million and $44 million, respectively).

On August 3, 2020, through an affiliate in the United Kingdom, we closed the sale of certain assets to Breedon for an amount of $230 million, including $30 million of debt. The assets included 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of our paving solutions business in the United Kingdom. After completion of this divestiture, we maintain a significant footprint in key operating geographies in the United Kingdom related with the production and sale of cement, ready-mix, aggregates, asphalt and paving solutions, among others. As of December 31, 2019, the assets and liabilities associated with this segment under negotiation in the United Kingdom were presented in the statement of financial position within the line items of “Assets held for sale,” including a proportional allocation of goodwill of $47 million, and “Liabilities directly related to Assets held for sale,” respectively. Moreover, the operations related to this segment for the period from January 1 to August 3, 2020, which includes a loss on sale of $57 million net of the proportional allocation of goodwill mentioned above, and for the years ended December 31, 2017, 2018 and 2019 are presented in our statements of operations net of tax in the single line item “Discontinued operations.”

On March 6, 2020, we concluded the sale of our U.S. affiliate Kosmos, a partnership with a subsidiary of Buzzi Unicem S.p.A. in which we held a 75% interest, to Eagle Materials Inc. for $665 million. The share of proceeds to us from this transaction was $499 million before transactional and other costs and expenses. The assets that were divested consisted of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. As of December 31, 2019, the assets and liabilities associated with this sale in the United States were presented in the statement of financial position within the line items of “Assets held for sale,” including a proportional allocation of goodwill of $291 million, and “Liabilities directly related to assets held for sale,” respectively. Moreover, the operations related to this segment from January 1 to March 6, 2020, which includes a gain on sale of $14 million, net of the proportional allocation of goodwill mentioned above, and for the years ended December 31, 2017, 2018 and 2019, are presented in our statements of operations net of income tax in the single line item “Discontinued operations.”

On June 28, 2019, after obtaining customary authorizations, we concluded with several counterparties the sale of our ready-mix and aggregates business in the central region of France for an aggregate price in Euro equivalent to $36 million. Our operations of these disposed assets in France for the period from January 1 to June 28, 2019, which includes a gain on sale of $17 million net of a proportional allocation of goodwill related to this reporting segment of $8 million, and for the years ended December 31, 2017 and 2018 are presented in the statements of operations net of income tax in the single line item “Discontinued operations.”

On May 31, 2019, we concluded the sale of our aggregates and ready-mix assets in the North and North-West regions of Germany to GP Günter Papenburg AG for a price in Euro equivalent to $97 million. The assets divested in Germany consisted of four aggregates quarries and four ready-mix facilities in North Germany, and nine aggregates quarries and 14 ready-mix facilities in North-West Germany. Our operations of these disposed assets for the period from January 1 to May 31, 2019, which includes a gain on sale of $59 million, and for the year ended December 31, 2017 and 2018 are presented are reported in the statements of operations net of income tax in the single line item “Discontinued operations.”

On March 29, 2019, we closed the sale of our businesses in the Baltics and Nordics to German building materials group Schwenk for a price in Euro equivalent to $387 million. The Baltic assets divested consisted of one cement production plant in Broceni, Latvia with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The assets divested also included our 37.8% indirect interest in one cement production plant in Akmene, Lithuania with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The Nordic assets divested consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. Our operations of these disposed businesses for the period from January 1 to March 29, 2019, which includes a gain on sale of $66 million, and for the years ended December 31, 2017 and 2018    are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations.”

On March 29, 2019, we entered into a binding agreement with Çimsa Çimento Sanayi Ve Ticaret A.Ş. to divest our white cement business and client list outside of Mexico and the United States for an initial price of $180 million, including our Buñol cement plant in Spain and our white cement customers list. The closing of the transaction is subject to certain closing conditions, including requirements set by regulators. As of the date of this annual report, we expect to close the transaction during the second half of 2021, but we are not able to assess if the COVID-19 pandemic or if other conditions will further delay the closing of this divestment or prevent us from closing the transaction with the terms initially disclosed or at all. Our operations of these assets in Spain for the years ended December 31, 2017, 2018, 2019 and 2020 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations.”

On September 27, 2018, one of our subsidiaries concluded the sale of its Brazilian Operations through the sale to Votorantim Cimentos N/NE S.A. of all the shares of CEMEX’s Brazilian subsidiary Cimento Vencemos Do Amazonas Ltda, consisting of a fluvial cement distribution terminal located in Manaus, Amazonas province, as well as the related operation license for a price of $31 million. Our Brazilian Operations for the period from January 1 to September 27, 2018, which include a gain on sale of $12 million, and for the year ended

December 31, 2017 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations.”

Recent Developments

Recent Developments Relating to Our Indebtedness

Full Redemption of January 2025 Dollar Notes

On February 16, 2021, CEMEX, S.A.B. de C.V. redeemed $750 million of the $1,071 million aggregate principal amount of its January 2025 Dollar Notes. On April 21, 2021, CEMEX S.A.B. de C.V. redeemed in full the remaining $321 million aggregate principal amount of its January 2025 Dollar Notes.

Full Redemption of April 2026 Dollar Notes

On February 16, 2021, CEMEX, S.A.B. de C.V. redeemed in full the $1.0 billion aggregate principal amount of its April 2026 Dollar Notes.

Issuance of July 2031 Dollar Notes

On January 12, 2021, CEMEX, S.A.B. de C.V. issued $1.75 billion aggregate principal amount of its July 2031 Dollar Notes in a transaction exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK fully and unconditionally guarantee the performance of all of our obligations under the July 2031 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by the Collateral and all proceeds of the Collateral.

Recent Developments Relating to Effects of COVID-19 on Our Business and Operations

On a global basis, the number of positive cases of COVID-19 has continued to increase from December 31, 2020 to the date of this annual report. Different variants of COVID-19 have been identified in different countries, and each country has responded differently to both the increase in positive cases and the presence of new variants of COVID-19. For example, in Spain, authorities are maintaining restrictions imposed to combat the spread of COVID-19 and extended a ban, subject to certain exceptions, on nonessential travel from countries outside the EU and Schengen Area until at least April 30, 2021. Freight, transporters, aircrews, and persons in transit whose final destination is a non-Schengen country are also exempt. A nationwide state of emergency is in place at least until May 2021, which entails mandatory social distancing rules and hygiene protocols for businesses. In addition, certain vaccines that had been authorized are now being reviewed due to certain side effects that individuals have experienced. This has caused a delay in the rollout of vaccine programs in certain countries during April 2021.

Entering the second year of the COVID-19 pandemic, governments are taking or are considering taking different measures to stimulate economic growth. In the United States, the American Rescue Plan Act of 2021, also called the COVID-19 Stimulus Package or American Rescue Plan, is a $1.9 trillion economic stimulus bill passed by the 117th United States Congress and signed into law by President Joe Biden on March 11, 2021, to speed up the United States’ recovery from the economic and health effects of the COVID-19 pandemic and the ongoing recession. First proposed on January 14, 2021, the package builds upon many of the measures in the CARES Act from March 2020 and in the Consolidated Appropriations Act, 2021, from December 2020. As of the date of this annual report, we believe that if the American Rescue Plan is fully implemented, it could ultimately cause an increase in demand for our products and services in the United States.

Recent Developments Relating to Our Asset Divestiture Plans

Sale of certain assets in Southeastern France

On March 31, 2021, we closed the sale of certain assets to LafargeHolcim for an amount in euros equivalent of $45 million. The divested assets consist of 24 concrete plants and one aggregates quarry in the Rhone Alpes region in Southeastern France, east of our operations in Lyon. We will retain our business in Lyon.

Recent Developments Relating to CEMEX, S.A.B. de C.V.’s Shareholders’ Meetings

On March 25, 2021, CEMEX, S.A.B. de C.V. held an ordinary general shareholders’ meeting followed by an extraordinary general shareholders’ meeting. The most significant items that were approved by shareholders at the ordinary general shareholders’ meeting were: (a) setting the amount of $500 million or its equivalent in Mexican Pesos as the maximum amount of resources that during fiscal year 2021 (until the next ordinary general shareholders’ meeting of CEMEX, S.A.B. de C.V. is held), CEMEX, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares; (b) the decrease of the variable part of CEMEX, S.A.B. de C.V.’s share capital through the cancellation of (i) 1,134,484,680 shares repurchased during the 2020 fiscal year and (ii) 3,409,510,974 shares authorized to support any new issuance of convertible securities and/or to be subscribed and paid for in a public offering or private subscription; and (c) the appointment of the members of the board of directors, the audit committee, the corporate practices and finance committee (which had its members reduced from four to three) and the sustainability committee of CEMEX, S.A.B. de C.V.

The most significant item that was approved by shareholders at the extraordinary general shareholders’ meeting was the amendment to Article 2 of CEMEX, S.A.B. de C.V.’s by-laws. The changes, among other things, adjust our written corporate purposes in order to allow us to conduct certain activities, directly or indirectly through third parties, in line with our current needs and corporate vision.

Recent Developments Relating to Our Business and Operations

Acquisition of certain assets in Texas

On February 16, 2021, we announced that we acquired Beck Readymix Concrete Co. LTD for an immaterial amount with the intent of expanding in the United States. Beck Readymix Concrete Co. LTD is a concrete business in San Antonio, Texas that includes three ready-mix concrete plants and one portable plant.

Acquisition of certain assets in France

In April 2021, we signed an agreement for the acquisition of aggregates assets in the North Paris Metropolitan area from Eqiom Granulats, including two strategically located aggregates quarries and one rail-enabled platform that is expected to improve customer service in Paris and surrounding areas. The acquisition, which is for an immaterial amount, is subject to customary closing conditions expected to be fulfilled during the second quarter of 2021.

Sale of certain EU Emission Allowances

Considering our estimates of being ahead of our 35% reduction goal in CO2 emissions by 2030 versus our 1990 baseline across all of our cement plants in Europe and the expected delivery of net-zero CO2 concrete for all products and geographies by 2050, as well as the innovative technologies and considerable capital investments that have to be deployed to achieve such goals, during the second half of March 2021, in different transactions, we sold 12.3 million CO2 emission allowances under the ETS for €509 million that we had accrued as of the end of ETS Phase III. As of the date of this annual report, we believe we still retain sufficient allowances to cover the requirements of our operations in Europe until at least the end of 2025 under ETS Phase IV. We believe this transaction should improve our ability to make further investments required to achieve our reductions goals, which include, but are not limited to, the general process switch from fossil fuels to lower carbon alternatives, becoming more efficient in the use of energy, sourcing alternative raw materials that contribute to reducing overall emissions or clinker factor, developing and actively promoting lower carbon products, and the recent deployment of groundbreaking hydrogen technology in all our European kilns. We are also working closely with alliances to develop industrial scale technologies towards our goal of a net zero carbon future.

Early termination of certain services under our Master Professional Services Agreement with IBM and subsequent execution of a new agreement with IBM for the same services

On March 31, 2021, we signed an amendment to the IBM 2012 MPSA by which the finance and accounting services were removed from the scope of such agreement and, on the same date, we entered into a new Master Services Agreement with IBM for the provision of finance and accounting services previously provided under the IBM 2012 MPSA (the “IBM 2021 MSA”). The IBM 2021 MSA will end on March 31, 2026 unless terminated earlier. In comparison with the IBM 2021 MPSA, the IBM 2021 MSA includes provisions for automation, as well as provisions for increased consumption flexibility and a reassessment of service level requirements. As with the IBM 2012 MPSA, we may terminate the IBM 2021 MSA (or a portion of it) at our discretion and without cause at any time by providing at least six months’ notice to IBM and paying the corresponding termination charges. Other termination rights may be available to us for a termination charge that varies depending on the reason for termination. IBM may terminate the IBM 2021 MSA if we (i) fail to make payments when due or (ii) become bankrupt and do not pay in advance for the services.

Delay of start of commercial operations and income tax holiday reckoning date relating to the expansion line of the Solid Cement Plant

On February 15, 2021, the Board of Investments of the Department of Trade and Industry of the Philippines (“BOI”) granted Solid’s request to modify the timing for the start of commercial operations and the corresponding reckoning date of the income tax holiday relating to the expansion line of the Solid Cement Plant, from December 2020 to January 2022. This is consistent with the updated construction completion schedule of the expansion line of the Solid Cement Plant, which is currently expected to be completed in December 2021. The expansion line of the Solid Cement Plant is a BOI-registered project entitled to an income tax holiday for a limited period commencing on the date of the start of commercial operations.

Plans to expand operations in the Dominican Republic

On March 9, 2021, we announced that we expect to recommission one of the production lines at our cement plant in San Pedro de Macoris, Dominican Republic. We anticipate that by the last quarter of 2021, we could be reactivating line 1 of the San Pedro de Macoris plant to increase its existing clinker production capacity by more than 500,000 metric tons per year, implementing state-of-the-art technologies to improve efficiency and remain aligned with international environmental standards.

Recent Developments Relating to Our Regulatory Matters and Legal Proceedings

Recent Development regarding integral reform to outsourcing services in Mexico

On April 20, 2021, the Mexican senate approved legislation that will modify the tax and labor law treatment to outsourcing structures in Mexico. As part of the modifications that were approved, among other changes, the Mexican labor law (Ley Federal del Trabajo) will, subject to certain exceptions, prohibit outsourcing activities in Mexico; the profit sharing with employees framework that exists in Mexico will be capped at an amount per employee at the higher of three months’ salary or the average profit sharing received over the last three years, and certain payments for outsourcing activities that fall within the exceptions will not be deductible. Failure to comply with the new rules could result in significant penalties, including the potential characterization of tax fraud. The legislative changes to the income tax law, value added tax law, and federal fiscal code will be effective August 1, 2021. Generally, the Mexican labor law modifications become effective the day following their publication in the Mexican Official Gazette. As of the date of this annual report, we have not yet determined how the approved modifications to the tax and labor laws could impact us or if this reform could lead to an increase in litigation, labor activism or contentious labor relations, but we currently do not expect they would have a material adverse impact on our results of operations, liquidity and financial condition.

Environmental Matters

Mexico

On February 3, 2021, Mexico’s Supreme Court issued a final ruling on the constitutional controversy claim filed by COFECE against the SENER Policy nullifying most of its provisions. Thereafter on March 4, 2021, SENER published in the Official Mexican Gazette a resolution abolishing the SENER Policy in its entirety.

In March 2021, an appeal by the relevant authorities was filed against the injunction we were granted against the CRE resolution applicable to Grandfathered Generators operating conventional power plants.

On March 9, 2021, a decree amending several key provisions of the Electric Industry Law was published in the Official Mexican Gazette (the “Energy Industry Law Reform”). The Energy Industry Law Reform, among other consequences, (i) strengthens the National Electricity Commission’s powers in Mexico’s energy sector and grants its hydropower and conventional power plants preference on the use of transmission and distribution infrastructure over power plants owned by private parties; (ii) restricts the access to the national grid and general distribution network infrastructure by establishing new rules on open access for interconnection; (iii) subjects applications for power generation permits to new requirements for meeting certain planning criteria discretionarily established by the Ministry of Energy; and (iv) allows the Mexican Energy Regulatory Commission (Comisión Reguladora de Energía) to revoke power generation permits granted to Grandfathered Generators which are subject to the laws and regulations that were applicable before the Mexican energy reform of 2013-2014, if found to have been obtained fraudulently. Shortly thereafter, federal judges granted injunctions under constitutional challenges filed by several private generators (including the Grandfathered Generators that supply electric energy to our operations in Mexico) and other participants in the Electricity Market temporarily suspending the effects of the Energy Industry Law Reform not only with respect to the parties that filed the constitutional challenges, but also on a general basis for all participants in the Electricity Market, though such rulings are still subject to further judicial review, as SENER has filed appeals to challenge them. As of the date of this annual report, we cannot anticipate the impact that the Energy Industry Law Reform could have on our business, operations and contractual obligations in Mexico if it were to be upheld by federal courts upon issuing final rulings on the constitutional challenges filed against it. However, if such reform were to limit the dispatch of renewable energy generators or impose new costs or charges to the renewable electric energy industry, and/or cause new regulatory burdens for participants in Mexico’s Wholesale Electricity Market, there could be an adverse effect on our business, operations and contractual obligations in Mexico, and our plans to reduce our use of fossil fuels and our CO2 reduction commitments could be affected. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico” for more information.

As of April 21, 2021, the Mexican Chamber of Representatives and the relevant committees of the Senate had approved a bill to reform Mexico’s Hydrocarbons Law (Ley de Hidrocarburos) (the “Hydrocarbons Law Reform”), which, as of April 21, 2021, was yet to be approved by the Senate in a plenary session. If the legislative process for approval of the Hydrocarbons Law Reform is completed, upon coming into effect, the Hydrocarbons Law Reform would, among other things, (i) increase requisites for obtaining new permits, (ii) impose new conditions on existing permits and (iii) establish a mechanism to occupy the facilities of permit holders whose permits are revoked or suspended. As of the date of this annual report, we believe that the main consequence that the Hydrocarbons Law Reform might have would be to reduce the offer of services in the hydrocarbons market, but have not yet determined if it would have a material adverse impact on our results of operations, liquidity and financial condition.

Polish Antitrust Investigation

The fine paid by CEMEX Polska equal to Polish Zloty 69.4 million ($18.37 million as of December 31, 2020 based on an exchange rate of Polish Zloty 3.7763 to $1.00) was returned to CEMEX Polska on January 7, 2021. Also, on March 9, 2021 CEMEX Polska requested the Protection Office to pay CEMEX Polska interest over the amount of the fine returned to CEMEX Polska, for the period going from April 9, 2018 (the date of payment of the fine) to January 7, 2021 (the date on which the fine was returned). The Protection Office is yet to respond to this request. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Antitrust Proceedings—Polish Antitrust Investigation” for more information.

Antitrust Proceedings – Antitrust Investigation in Spain by the CNMC

On January 12, 2021, the National Court (Audiencia Nacional) notified the parties of its judgment upholding CEMEX España Operaciones’ appeal. According to this judgment, the fine imposed by the CNMC is annulled for lack of evidence of the alleged anti-competitive practices. The State Attorney did not file an appeal against the National Court’s (Audiencia Nacional) judgment within the legally prescribed term and the judgment became final and definitive. “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Antitrust Proceedings—Antitrust Investigation in Spain by the CNMC” for more information.

Antitrust Proceedings – Antitrust Cases in Georgia and South Carolina

On March 31, 2021 a motion to dismiss with leave to file a new complaint was granted regarding the lawsuit filed on January 22, 2020 by plaintiffs who were the prior owners of a ready-mix concrete producer and the concrete producer and who made substantially similar allegations as those in the suit filed on July 24, 2017 by two ready-mix concrete producers. The concrete producer plaintiff has a term of 21 days following entry of the order to dismiss to file an amended complaint. The claims of the prior owners were dismissed.

Additionally, in response to a request to stay the proceedings made in the first quarter of 2021 by the DOJ, the lawsuit filed on July 24, 2017 was administratively closed and is expected to be reopened in the future. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Antitrust Proceedings—Antitrust Cases in Georgia and South Carolina” for more information.

Tax Matters – Spain

On March 26, 2021, the tax authorities in Spain notified CEMEX España of an assessment for Income Taxes in an amount of €48 million plus late interest, derived from a tax audit process covering the tax years 2010 to 2014. This assessment is expected to be appealed before the TEAC or a higher tax authority. In order for the suspension of the payment of the tax assessment to be granted, CEMEX España is expected to provide payment guarantees before filing such appeal.

Quarry matter in France

SCI, within the proceedings on the merits of this case that have resumed before the Lyon Court of Appeals following the end of the expertise phase, has updated the amount of its claims to €27 million on the grounds of the excavation of the external backfilling materials. CEMEX Granulats is required to respond to this updated claim no later than June 4, 2021. Proceedings regarding this matter are expected to be finalized during the second half of 2021. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Quarry matter in France” for more information.

Egypt Share Purchase Agreement

On February 24, 2021, Cairo’s State Council Administrative Judiciary Court ruled for the dismissal of the case before it due to the plaintiff’s lack of standing. If the period of 60 calendar days for the plaintiff to challenge this ruling expires without the plaintiff filing a challenge to the judgment, the ruling would be final and definitive. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Egypt Share Purchase Agreement” for more information.

Maceo, Colombia—Operational Matters

On February 2, 2021, Corantioquia issued a resolution authorizing CI Calizas’ request to modify the environmental license and CI Calizas challenged such determination to further clarify the details and extent of the license. Following this challenge, on February 12, 2021, Corantioquia resolved to modify the environmental license, permitting the extraction of up to 990,000 tons of minerals (clay and limestone) and the production of up to 1,500,000 metric tons of cement annually. Furthermore, in April 2021, the Secretariat of Mining (Secretaría de Minas) of the government of Antioquia approved the mining plan submitted by CI Calizas for extraction and production in terms of the environmental license. Following this approval, which represents significant progress toward the future commissioning of the Maceo Plant, the plant’s start-up remains subject primarily to the construction of the access road. As of the date of this annual report, we cannot estimate when construction of the access road will be completed. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings— Maceo, Colombia—Operational Matters” for more information.

Other Recent Developments

Changes in our Senior Management

On March 12, 2021, we appointed Louisa (Lucy) P. Rodriguez, our former Investor Relations Head, as Executive Vice President of Investor Relations, Corporate Communications and Public Affairs, reporting directly to our CEO. This organizational change was effective immediately.

Name, Position (Age as of March 12, 2021)	Experience
Louisa (Lucy) P. Rodriguez Executive Vice President of Investor Relations, Corporate Communications and Public Affairs (Female – 61)	Louisa (Lucy) Rodríguez has over 25 years of experience in international finance and capital markets. Ms. Rodríguez joined CEMEX in 2006 in the Investor Relations Department where she has been involved in more than $15 billion of equity and fixed income fundraising efforts. She also represents the Company in the international financial community. Prior to CEMEX, Ms. Rodríguez spent 15 years at Citibank where she worked in capital markets origination, debt syndicate, and securitization financing for emerging market issuers. In her early career, she worked for KPMG in their Audit Department. Ms. Rodríguez holds a B.A. in Economics from Trinity College (Hartford, CT.), an M.B.A. from New York University, and a Masters’ from Columbia University School of International and Public Affairs. She is also a Certified Public Accountant.

Ms. Rodriguez brings experience to Senior Management in the following fields: Business strategy, environmental and climate change, construction and building materials, finance, risk management, ethics, corporate governance, investor relations, public affairs, accounting, auditing, economics, and experience in other boards of directors.

Our USD/MXN Call Spreads

During March 2021, we entered into $250 million of USD/MXN call spread contracts to hedge foreign exchange risks in relation to Dollar-denominated obligations expected to be settled using cash flows obtained in Mexican Pesos. We paid a net upfront premium of $10.8 million in connection with these contracts. We are not subject to margin calls under the call spreads, and the upfront premium represents the maximum potential net loss that we could incur in this position (not considering any potential losses resulting from counterparty risks). These contracts mature on September 20, 2022 but can be terminated earlier.

Our Equity Forward Contracts on Third-Party Shares

During January and February 2021, we early settled the remainder of the equity forward contracts we maintained over the price of 4.7 million shares of GCC. As a result, we no longer maintain any position in equity forward contracts over the price of GCC’s shares.

Item 6—Directors, Senior Management and Employees

Senior Management and Directors

Senior Management

Set forth below is the name, position and experience of each member of our senior management team as of December 31, 2020. The terms of office of the senior managers are indefinite.

Name, Position (Age as of December 31, 2020)	Experience
Fernando Ángel González Olivieri Chief Executive Officer (Male - 66)

Mr. González Olivieri has been a member of CEMEX, S.A.B. de C.V.’s Board of Directors since March 26, 2015. He has been CEMEX, S.A.B. de C.V.’s Chief Executive Officer since May 15, 2014, and he is also a member of the board of directors of GCC and Axtel, S.A.B. de C.V., both of which are publicly listed in Mexico, and of Tecmilenio of the Instituto Tecnológico y de Estudios Superiores de Monterrey.

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

Name, Position (Age as of December 31, 2020)	Experience
Mr. González Olivieri earned his B.A. and M.B.A. degrees from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

Mr. González Olivieri provides experience to Senior Management in the following fields: Business strategy, environmental and climate change, construction and building materials, finance, manufacturing, real estate, risk management, information technology and cybersecurity, ethics, corporate governance, human rights, health and safety, sales, logistics, investor relations, public affairs, mergers and acquisitions, human resources, marketing, economics, and experience serving on the boards of directors of other public companies.

Jaime Muguiro Domínguez President CEMEX USA (Male - 52)

Joined CEMEX in 1996 and has held several executive positions in the Strategic Planning,

Business Development, Ready-Mix Concrete, Aggregates and Human Resources areas. He headed

CEMEX’s operations in Egypt, our former Mediterranean Region, and more recently, our operations in the South, Central America, and the Caribbean region. Effective as of September 1, 2019, he serves as President of CEMEX USA. He holds a B.A. in Management from San Pablo CEU University in Spain, a Law degree from the Universidad Complutense de Madrid and an M.B.A. from the Massachusetts Institute of Technology.

Mr. Muguiro Domínguez provides experience to Senior Management in the following fields: Business strategy, manufacturing, ethics, health and safety, sales, human resources, and experience serving on the boards of directors of other public companies.
Ricardo Naya Barba President CEMEX México (Male - 48)	Joined CEMEX in 1996. He has held several executive positions, including Vice President of Strategic Planning for the South, Central America and the Caribbean region, Vice President of Strategic Planning for the Europe, Middle East, Africa and Asia region, President of CEMEX Poland and the Czech Republic, Vice President of Strategic Planning for the United States, Vice President of Commercial and Marketing in Mexico, Vice President of Distribution Segment Sales in Mexico, and most recently, President of CEMEX Colombia. He is President of CEMEX México. Mr. Naya Barba holds a B.A. in Economics from the Instituto Tecnológico y de Estudios Superiores de Monterrey de Monterrey and an M.B.A. from the Massachusetts Institute of Technology.

Mr. Naya Barba provides experience to Senior Management in the following fields: Business strategy, environmental and climate change, construction and building materials, finance, manufacturing, risk management, ethics, corporate governance, health and safety, sales, logistics, public affairs, mergers and acquisitions, marketing, branding, economics, and experience serving on the boards of directors of other public companies.

Name, Position (Age as of December 31, 2020)	Experience

Sergio Mauricio Menéndez Medina President CEMEX Europe, Middle East, Africa & Asia (Male - 50)	Joined CEMEX in 1993. He has held several executive positions, including Director of Planning and Logistics in Asia, Corporate Director of Commercial Development, President of CEMEX Philippines, Vice President of Strategic Planning for the Europe, Middle East, Africa and Asia region, President of CEMEX Egypt, Vice President of Infrastructure Segment and Government Sales in Mexico, and most recently, as Vice President of Distribution Segment Sales in Mexico. He is President of CEMEX Europe, Middle East, Africa & Asia. Mr. Menéndez holds a B.S. in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an M.B.A. from Stanford University.

Mr. Menéndez Medina provides experience to Senior Management in the following fields: Business strategy, environmental and climate change, construction and building materials, energy, manufacturing, ethics, corporate governance, health and safety, sales, logistics, public affairs, marketing, branding, economics, and experience serving on the boards of directors of other public companies.

José Antonio González Flores Executive Vice President of Strategic Planning and Business Development (Male - 50)	Joined CEMEX in 1998 and has several held executive positions in the Finance, Strategic Planning, and Corporate Communications and Public Affairs areas, including most recently, Executive Vice President of Finance and Administration (CFO). Mr. González is also a member of the board of directors of GCC and is an alternate director of the board of directors of Axtel, S.A.B. de C.V. Mr. González has a B.S. in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an M.B.A. from Stanford University.

Mr. González Flores provides experience to Senior Management in the following fields: Business strategy, finance, regulatory and legal matters, risk management, investor relations, public affairs, mergers and acquisitions, accounting, economics, and experience in other boards of directors.

Luis Hernández Echávez Executive Vice President of Digital and Organization Development (Male - 57)

Joined CEMEX in 1996 and has held senior management positions in Strategic Planning and Human Resources. In his current position, he heads the areas of Organization and Human Resources, Information Technology, Digital Innovation, as well as CEMEX Ventures and Neoris. He holds a B.S. in Civil Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, a Master’s degree in Civil Engineering, and an M.B.A. from the University of Texas at Austin.

Mr. Hernández Echávez provides experience to Senior Management in the following fields: Business strategy, finance, information technology and cybersecurity, ethics, accounting, and human resources.

Name, Position (Age as of December 31, 2020)	Experience

Maher Al-Haffar Executive Vice President of Finance and Administration and Chief Financial Officer (Male - 62)	Joined CEMEX in 2000, and has held several executive positions, including Managing Director of Finance, Head of Investor Relations, and most recently, Executive Vice President of Investor Relations, Corporate Communications and Public Affairs. He is a member of the NYSE Advisory Board. Before joining CEMEX, he spent nineteen years with Citicorp Securities Inc. and with Santander Investment Securities as an investment banker and capital markets professional. Mr. Al-Haffar holds a B.S. in Economics from the University of Texas and a Master’s degree in International Relations and Finance from Georgetown University.

Mr. Al-Haffar provides experience to Senior Management in the following fields: Business strategy, construction and building materials, finance, regulatory and legal matters, risk management, ethics, corporate governance, sales, investor relations, public affairs, mergers and acquisitions, accounting, human resources, marketing, branding, auditing, economics, and experience as member of the Advisory Board of the NYSE.

Mauricio Doehner Cobián Executive Vice President of Corporate Communications, Public Affairs and Enterprise Risk Management (Male - 46)	Joined CEMEX in 1996 and has held several executive positions in areas such as Strategic Planning and Enterprise Risk Management for Europe, Asia, the Middle East, South America and Mexico. Prior to his current position, he was Executive Vice President of Corporate Affairs and Enterprise Risk Management. He has also worked in the public sector within the Mexican Presidency. Mr. Doehner was president of the Mexican National Cement Chamber (Cámara Nacional del Cemento) between 2017 and 2019, Vice President of the Transformation Industry Chamber (CAINTRA – Camara de la Industria de Transformación) between 2012 and 2013. He’s currently Vice President of Social Responsibility and Integration of the Mexican Employers Confederation (COPARMEX – Confederación Patronal de la República Mexicana), and member of the board of directors of Vista Oil & Gas, S.A.B. de C.V., Trust for the Americas, EGADE Business School and Museo de Arte Contemporáneo de Monterrey, A.C. Mr. Doehner earned his B.A. in Economics from the Instituto Tecnológico y de Estudios Superiores de Monterrey, holds an M.B.A. from Instituto Panamericano de Alta Dirección de Empresas (IPADE) and IESE Business School of the University of Navarra in Madrid and a Master’s in Public Administration from Harvard University.

Mr. Doehner Cobián provides experience to Senior Management in the following fields: Risk management, public affairs, and experience serving on the boards of directors of other public companies.

Name, Position (Age as of December 31, 2020)	Experience

Juan Romero Torres Executive Vice President of Sustainability, Commercial and Operations Development (Male - 63)

Joined CEMEX in 1989 and has held several senior positions, including head of operations in Colombia and Mexico, President of CEMEX’s South America and the Caribbean Region, President of our Europe, Middle East, Africa and Asia Region, and, most recently, President of CEMEX México. Since September 1, 2019, he is the Executive Vice President of Sustainability, Commercial and Operations Development. He also assumed the Global Supply Chain Development functions at CEMEX effective as of October 1, 2020 and currently leads our Digital Marketing function as well. Mr. Romero was appointed Vice President and representative of the board of directors of the National Chamber of Cement (Cámara Nacional del Cemento) in June 2011 and is also a member of the board of directors of GCC. Mr. Romero Torres holds a Law degree and a B.S. in Economics and Business Administration, both from the University of Comillas in Spain.

Mr. Romero Torres provides experience to Senior Management in the following fields: Business strategy, environmental and climate change, construction and building materials, energy, manufacturing, sales, logistics, marketing, branding, and experience serving on the boards of directors of other public companies.

Jesús Vicente González Herrera President of CEMEX South, Central America and the Caribbean (Male - 55)	Joined CEMEX in 1998 and has held several senior positions, including Corporate Director of Strategic Planning, Vice President of Strategic Planning in CEMEX USA, President of CEMEX Central America, President of CEMEX UK and, more recently, Executive Vice President of Sustainability and Operations Development. He is President of CEMEX South, Central America and the Caribbean. He is also the Chief Executive Officer of CLH and a member of CLH’s board of directors. Effective March 27, 2020, he was in charge of overseeing CEMEX’s global trading activities. He holds an M.Sc. in Naval Engineering from the Polytechnic University of Madrid and an M.B.A. from IESE—University of Navarra, Barcelona.

Mr. González Herrera provides experience to Senior Management in the following fields: Business strategy, health and safety, investor relations, mergers and acquisitions, and experience serving on the boards of directors of other public companies.

Rafael Garza Lozano Vice President of Comptrollership (Male - 57)	Joined CEMEX in 1985 and has served as Chief Accounting Officer since 1999. He is a member of the board of directors of Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera and an alternate member of the board of directors of GCC. Mr. Garza Lozano is a

Name, Position (Age as of December 31, 2020)	Experience
certified public accountant and he received a Master’s degree in Administration and Finance from ITESM. He also attended executive programs at ITAM, IPADE and Harvard University.

Mr. Garza Lozano provides experience to Senior Management in the following fields: Finance and accounting.

Roger Saldaña Madero Senior Vice President of Legal (Male - 52)	Joined CEMEX in 2000 and served as Legal Counsel of CEMEX and, from 2001 to 2011, as General Counsel of NEORIS, a CEMEX subsidiary specialized in providing information technology services. From 2005 and until 2017, Mr. Saldaña Madero was Senior Corporate Counsel of CEMEX, and was responsible for, among other matters, corporate finance legal affairs and, since June 1, 2017, has served as CEMEX’s Senior Vice President of Legal. On March 30, 2017, Mr. Saldaña Madero was appointed Secretary of the Board of Directors of CEMEX, S.A.B. de C.V. and the committees to such Board. Prior to joining CEMEX, he served as Legal Counsel in CYDSA, S.A.B. de C.V. in the city of Monterrey, Nuevo León, Mexico, was a foreign associate in the law firm Fried, Frank, Harris, Shriver & Jacobson, in New York, N.Y., USA and previously was Chief of the Double Taxation Department in Mexico’s Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) in Mexico City, Mexico. Mr. Saldaña Madero is a graduate of the Universidad de Monterrey, A.C. (UDEM) with a degree in Law, holds a Master’s degree in Law (L.L.M.) from Harvard University and a diploma from Harvard University’s International Tax Program.

Mr. Saldaña Madero provides experience to Senior Management in the following fields: Environmental and climate change, finance, regulatory and legal matters, information technology and cybersecurity, ethics, corporate governance, human rights, investor relations, public affairs, mergers and acquisitions, law enforcement, and public office.

Board of Directors

Set forth below are the names, position and experience of the members of CEMEX, S.A.B. de C.V.’s board of directors as of December 31, 2020.

No alternate directors were elected at CEMEX, S.A.B. de C.V.’s 2020 annual general ordinary shareholders’ meeting that took place on March 25, 2021. Members of CEMEX, S.A.B. de C.V.’s board of directors serve for one-year terms.

Name, Position (Age as of December 31, 2020)	Experience
Rogelio Zambrano Lozano Chairman Non-Independent Director (Male - 64)	Mr. Zambrano Lozano has been a member of CEMEX, S.A.B. de C.V.’s Board of Directors since 1987 and Chairman of CEMEX, S.A.B. de C.V.’s

Name, Position (Age as of December 31, 2020)	Experience

Board of Directors since May 15, 2014. He is a member of the board of directors of Carza, S.A.P.I. de C.V., a member of the advisory board of Citibanamex, a member of the regional council of Banco de México and a member of the Mexican Business Council (Consejo Mexicano de Negocios) and the Instituto Tecnológico y de Estudios Superiores de Monterrey, as well as an alternate member of the board of directors of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander Mexico. He is also a visiting professor at Instituto Tecnológico y de Estudios Superiores de Monterrey.

With his vast experience and knowledge in the construction, building materials and real estate sectors, since his appointment as Chairman of the Board of CEMEX, S.A.B. de C.V., Mr. Zambrano Lozano has focused on strengthening corporate governance practices and guiding the business strategy to enhance the operational and financial performance of CEMEX at a global level, based on the commitment to create long-term value for all CEMEX’s stakeholders.

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

Mr. Zambrano Lozano provides experience to the Board of Directors in the following fields: Business strategy, environmental and climate change, construction and building materials, energy, finance, manufacturing, real estate, risk management, information technology and cybersecurity, ethics, corporate governance, health and

Name, Position (Age as of December 31, 2020)	Experience
safety, sales, investor relations, public affairs, mergers and acquisitions, marketing, economics, and entrepreneurship.

Fernando Ángel González Olivieri Non-Independent Director (Male - 66)	See “—Senior Management.”

Marcelo Zambrano Lozano Non-Independent Director (Male - 65)

Mr. Zambrano Lozano has been a member of the Board of Directors of CEMEX, S.A.B. de C.V. since March 31, 2017 and a member of the Sustainability Committee of CEMEX, S.A.B. de C.V. from July 27, 2017 to the present date. He is a founding partner and Executive Chairman of the board of directors of Carza, S.A.P.I. de C.V., a recognized real estate development company mainly in the residential, commercial and industrial sectors, and a member of the executive management of the development trust known by its ticker symbol “CARZAC 18,” which is traded on the stock exchange in Mexico. He is also a member of the boards of directors of Green Paper (formerly Productora de Papel, S.A. de C.V.), Fibra Inn (a trust traded on the stock exchange in Mexico and in the OTC market in the United States) and Grupo Vigia, S.A. de C.V., as well as an alternate member of the board of directors of Regional, S.A.B. de C.V., a publicly listed company in Mexico. Furthermore, he is a member of the General Board of Universidad de Monterrey, A.C. (UDEM) and of the General Board of Teléfonos de México, S.A.B. de C.V.

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

Name, Position (Age as of December 31, 2020)	Experience

Mr. Zambrano Lozano provides experience to the Board of Directors in the following fields: Business strategy, environmental and climate change, construction and building materials, finance, real estate, risk management, ethics, corporate governance, human rights, health and safety, sales, logistics, mergers and acquisitions, human resources, and economics.

Ian Christian Armstrong Zambrano Non-Independent Director (Male - 40)

Mr. Armstrong Zambrano has been a member of CEMEX, S.A.B. de C.V.’s Board of Directors since March 26, 2015, and a member of the Sustainability Committee of CEMEX, S.A.B. de C.V. since it was established on September 25, 2014. He is a founding partner and President of Biopower, which provides the private and public sectors with voltage optimization solutions and services related to quality of energy, as well as a founding member and President of RIC Energy Mexico, which is a qualified energy services provider and power generator. Mr. Armstrong Zambrano is also member of the Boards of Directors of Tec Salud and Fondo Zambrano Hellion. With his experience in the financial and energy sectors, Mr. Armstrong Zambrano has advised and carried out several projects with leading multinational companies in Mexico. Thus, in addition to contributing his knowledge to CEMEX, S.A.B. de C.V.’s Sustainability Committee to evaluate energy projects, he provides strategic guidance to CEMEX, S.A.B. de C.V.’s Board of Directors for the development and global expansion of CEMEX.

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

Mr. Armstrong Zambrano provides experience to the Board of Directors in the following fields: Business strategy, environmental and climate change, energy, finance, ethics, health and safety, investor relations, and economics.

Name, Position (Age as of December 31, 2020)	Experience
Tomás Milmo Santos (Male - 56) Non-Independent Director

Mr. Milmo Santos has been a member of CEMEX, S.A.B. de C.V.’s Board of Directors since 2006. He is chairman of the board of directors and CEO of Grupo Perseus, a company focused on the energy sector, as well as Vice President of the board of directors of Thermion Energy Group. He is Co-Chairman of the telecommunications company Axtel, S.A.B. de C.V. (a publicly listed company in Mexico) and member of the board of directors of Promotora Ambiental, S.A.B. de C.V. Likewise, he is a member of the directive board of the Instituto Tecnológico y de Estudios Superiores de Monterrey and Chairman of the board of directors of Tec Salud and Alianza Educativa Ciudadana por Nuevo León, a non-profit organization.

Mr. Milmo Santos is an entrepreneur with decades of experience in the industrial, energy and telecommunications sectors, which provides to CEMEX, S.A.B. de C.V.’s Board of Directors insight into the various markets where CEMEX, S.A.B. de C.V. operates around the world.

He served as an alternate member of CEMEX, S.A.B. de C.V.’s Board of Directors from 2001 to 2006, member of CEMEX, S.A.B. de C.V.’s Finance Committee from 2009 to 2015, and as a member of the Board of Directors of CEMEX México until 2017.

He graduated with a degree in Economics from Stanford University.

Mr. Milmo Santos has a family relationship with Rogelio Zambrano Lozano, Chairman of CEMEX, S.A.B. de C.V.’s Board of Directors, and Marcelo Zambrano Lozano, a member of CEMEX, S.A.B. de C.V.’s Board of Directors.

Mr. Milmo Santos provides experience to the Board of Directors in the following fields: Business strategy, environmental and climate change, construction and building materials, energy, finance, telecommunications, regulatory and legal matters, real estate, transport and communication, risk management, information technology and cybersecurity, ethics, corporate governance, human rights, health and safety, sales, investor relations, public affairs, mergers and acquisitions, human resources, marketing, branding, law enforcement, economics, and experience serving on the boards of directors of other public companies.

Name, Position (Age as of December 31, 2020)	Experience
Armando J. García Segovia Independent Director (Male - 68)

Mr. García Segovia has been a member of CEMEX, S.A.B. de C.V.’s Board of Directors since 1983 and a member of the Sustainability Committee of CEMEX, S.A.B. de C.V. since it was established on September 25, 2014. He is a member of the board of directors of Hoteles City Express, S.A.B. de C.V. and of Innovación y Conveniencia, S.A. de C.V. (formerly Grupo Chapa, S.A. de C.V.), and an alternate member of the board of GCC, a publicly listed company in Mexico. He is also a member of the board of directors of Universidad de Monterrey, A.C. (UDEM) and Vice President of the Patronato del Museo de la Fauna y Ciencias Naturales, A.B.P., as well as member of the Consejo de Participación Ciudadana de Parques y Vida Silvestre de Nuevo León. Mr. García Segovia is also honorary consul in Monterrey of the Kingdom of Denmark. He is also founder and Chairman of the board of directors of Comenzar de Nuevo, A.C. a non-profit organization.

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

Name, Position (Age as of December 31, 2020)	Experience

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

Mr. García Segovia provides experience to the Board of Directors in the following fields: Business strategy, environmental and climate change, construction and building materials, energy, manufacturing, information technology and cybersecurity, ethics, corporate governance, human rights, health and safety, logistics, human resources, and experience serving on the boards of directors of other public companies.

Rodolfo García Muriel Independent Director (Male - 75)

Mr. García Muriel has been a member of CEMEX, S.A.B. de C.V.’s Board of Directors since 1985, a member of the Corporate Practices and Finance Committee since March 26, 2015 and member of the Audit Committee since March 31, 2016. He is Chief Executive Officer of Compañía Industrial de Parras, S.A. de C.V., Chairman of the board of directors of Grupo Romacarel, S.A.P.I de C.V., a member of the board of directors of Comfort Jet, S.A. de C.V. and a member of the regional board of directors of Grupo Financiero CitiBanamex.

He is a business leader with a long history as a founder, director and president of many different companies in the manufacturing, construction, transport and communications industries, among others, thereby contributing his vast experience and a wide vision of the global business environment to CEMEX, S.A.B. de C.V.’s Board of Directors.

He was a member of CEMEX, S.A.B. de C.V.’s Finance Committee from 2009 until March 2015, as well as a member of CEMEX México’s Board of Directors until February 2017.

He graduated with a degree in Electric Mechanical Engineering from the Universidad Iberoamericana and completed a specialized program in Business Administration at Harvard University and at the

Name, Position (Age as of December 31, 2020)	Experience

Anderson School of the University of California in Los Angeles (UCLA).

Mr. García Muriel has a familial relationship with Mr. Armando J. García Segovia, a member of CEMEX, S.A.B. de C.V.’s Board of Directors.

Mr. García Muriel provides experience to the Board of Directors in the following fields: Business strategy, construction and building materials, finance, regulatory and legal matters, manufacturing, real estate, transport and communication, risk management, ethics, corporate governance, human rights, health and safety, sales, logistics, investor relations, public affairs, mergers and acquisitions, accounting, human resources, marketing, branding, auditing, law enforcement, economics, and experience serving on the boards of directors of other public companies.

Dionisio Garza Medina Independent Director (Male - 66)

Mr. Garza Medina has been a member of CEMEX, S.A.B. of C.V.’s Board of Directors since 1995, and on March 26, 2015 he was appointed member and remained as president of the Corporate Practices and Finance Committee until March 28, 2019. He is founder, chairman of the board of directors and CEO of TOPAZ, S.A.P.I. de C.V., a company dedicated to the energy, education and real estate sectors. He is also a member of the board of directors of ABC Holding, S.A.P.I. de C.V. and of Compañía Minera Autlán, S.A.B. de C.V. (a publicly listed company in Mexico).

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

Mr. Garza Medina developed his professional career at ALFA, S.A.B. de C.V., where he held senior executive positions for 35 years, including Chief Executive Officer and chairman of the board of directors, until he retired in March 2010. He was also chairman of the board of the Universidad de Monterrey, A.C. (UDEM) for 13 years, as well as member of the Advisory Committee of the David Rockefeller Center for Latin American Studies at Harvard University, the Advisory Council of the Stanford University School of Engineering and the Latin American Advisory Board of the Harvard Business School, where he was President in 2009. He has served as Chairman of the Corporate Practices Committee of CEMEX, S.A.B. of C.V. since 2009.

Name, Position (Age as of December 31, 2020)	Experience
Mr. Garza Medina graduated as an industrial engineer and holds a Master’s degree in Industrial Engineering from Stanford University, where he earned the F. Terman Award. He also holds an M.B.A. from Harvard University.

Mr. Garza Medina provides experience to the Board of Directors in the following fields: Business strategy, energy, finance, ethics, corporate governance, sales, investor relations, public affairs, mergers and acquisitions, auditing, economics, and experience serving on the boards of directors of other public companies.

Francisco Javier Fernández Carbajal Independent Director (Male - 65)

Mr. Fernández Carbajal has been a member of CEMEX, S.A.B. de C.V.’s Board of Directors since February 2012. On March 26, 2015, he was appointed as a member of CEMEX, S.A.B. de C.V.’s Audit Committee, Corporate Practices and Finance Committee and, on April 28, 2016, was elected by CEMEX, S.A.B. de C.V.’s Board of Directors as a member of the Sustainability Committee. On March 28, 2019, Mr. Fernández Carbajal was appointed as president of the Corporate Practices and Finance Committee. He remains a member of these committees. Mr. Fernández Carbajal is also the current Chief Executive Officer of Servicios Administrativos Contry, S.A. de C.V., a privately held company that provides investment management and central administrative services. Furthermore, Mr. Fernández Carbajal is a member of the board of directors of Alfa, S.A.B. de C.V. and Fomento Económico Mexicano, S.A.B. de C.V., which are publicly listed in Mexico, as well as of VISA, Inc. (a company that is publicly listed on the New York Stock Exchange).

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

His background and career related to the payments and financial services industry enables him to bring a global perspective to CEMEX, S.A.B. de C.V.’s Board of Directors and to provide relevant insights in relation to strategic planning, operations and management, as well as an enhanced understanding of risk management of large, complex organizations. In addition, as the Chief Financial Officer of a large

Name, Position (Age as of December 31, 2020)	Experience

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

Mr. Fernández Carbajal provides experience to the Board of Directors in the following fields: Business strategy, environmental and climate change, finance, telecommunications, regulatory and legal matters, risk management, information technology and cybersecurity, ethics, corporate governance, investor relations, mergers and acquisitions, accounting, human resources, marketing, auditing, economics, and experience serving on the boards of directors of other public companies.

Armando Garza Sada Independent Director (Male - 63)

Mr. Garza Sada has been a member of CEMEX, S.A.B. de C.V.’s Board of Directors and Corporate Practices and Finance Committee since March 26, 2015. Mr. Garza Sada is the Chairman of the board of directors of ALFA, S.A.B. de C.V., a public company with a business portfolio that includes refrigerated food, petrochemicals, aluminum auto parts, IT and communications, and hydrocarbons, with operations in 28 countries. He is also Chairman of the board of directors of Alpek, S.A.B. de C.V. and Nemak, S.A.B. de C.V., alternate member of the board of directors of BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero Bancomer, and member of the board of directors of Axtel, S.A.B. de C.V., El Puerto de Liverpool, S.A.B. de C.V., Grupo Lamosa, S.A.B. de C.V., Fomento Económico Mexicano, S.A.B. de C.V. and Grupo Proeza, S.A.P.I. de C.V., several of which are publicly listed companies in Mexico, as well as Instituto Tecnológico y de Estudios Superiores de Monterrey.

Mr. Garza Sada’s performance at the highest corporate level in companies in the manufacturing sectors provides CEMEX, S.A.B. de C.V.’s Board of Directors with unique insight on the global economic and commercial landscape, thus allowing the constant improvement of CEMEX’s business strategy.

He also has participated in university and think tank boards, thus developing knowledge on education and economic development.

Name, Position (Age as of December 31, 2020)	Experience
Mr. Garza Sada holds a Bachelor’s degree from the Massachusetts Institute of Technology and an M.B.A. from Stanford University.

Mr. Garza Sada provides experience to the Board of Directors in the following fields: Business strategy, energy, finance, telecommunications, public affairs, mergers and acquisitions, and experience serving on the boards of directors of other public companies.

David Martínez Guzmán Independent Director (Male - 63)

Mr. Martínez Guzmán has been a member of CEMEX, S.A.B. de C.V.’s Board of Directors since March 26, 2015. Mr. Martínez Guzmán is the Principal and founder of Fintech Advisory Inc., successor of Fintech, Inc., and managing director of its London subsidiary Fintech Advisory, Ltd. He serves on the boards of Mexican companies Alfa, S.A.B. de C.V., Vitro, S.A.B. de C.V., ICA Tenedora, S.A. de C.V., as well as the board of Sabadell Bank in Spain, all of which are publicly listed companies in Mexico and Spain.

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

Name, Position (Age as of December 31, 2020)	Experience

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

Mr. Martínez Guzmán holds an M.B.A. from Harvard Business School. He holds a Bachelor of Arts degree in Philosophy from the Universitas Gregoriana in Rome, Italy, and a Bachelor of Science degree in Mechanical and Electrical Engineering from the Universidad Nacional Autónoma de México.

Mr. Martínez Guzmán provides experience to the Board of Directors in the following fields: Business strategy, finance, telecommunications, risk management, corporate governance, economics, and experience serving on the boards of directors of other public companies.

Everardo Elizondo Almaguer Independent Director (Male - 77)

Mr. Elizondo Almaguer has been a member of CEMEX, S.A.B. de C.V.’s Board of Directors since March 31, 2016, and a member of the Audit Committee since April 5, 2018. On March 28, 2019, he was appointed President of the Audit Committee. Mr. Elizondo is a professor of Macroeconomics at EGADE Business School of the Instituto Tecnológico y de Estudios Superiores de Monterrey and the School of Economics of the Universidad Autónoma de Nuevo León. He is a member of the board of directors of the following publicly listed companies in Mexico: Grupo Financiero Banorte, S.A.B. de C.V., Compañía Minera Autlán, S.A.B. de C.V. and Gruma, S.A.B. de C.V. Mr. Elizondo Almaguer is also a member of the board of directors of Afore XXI-Banorte, S.A. and Rassini, S.A. de C.V.

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

Name, Position (Age as of December 31, 2020)	Experience

C.V.’s Audit Committee, where he qualifies as a “financial expert” for purposes of the Sarbanes-Oxley Act of 2002, as a result of the expertise he has gained through experience in, and an understanding of, internal control over financial reporting, as well as oversight of independent auditors in companies that have been publicly listed in Mexico and in the United States, with respect to the preparation, auditing or evaluation of financial statements, which is supplemented with several decades of experience in the banking/finance industry and academia.

He was the director for economic studies at Alfa, S.A.B. de C.V. and Grupo Financiero BBVA Bancomer, S.A. de C.V. Additionally, he founded and was the director of the Graduate School of Economics of the Universidad Autónoma de Nuevo León and he was deputy governor of the Banco de México from 1998 to 2008.

Mr. Elizondo Almaguer is a graduate in Economics from the Universidad Autónoma de Nuevo León, holds a Master’s degree in Economics from the University of Wisconsin-Madison and a certificate from Harvard University’s International Tax Program.

Mr. Elizondo Almaguer provides experience to the Board of Directors in the following fields: Business strategy, finance, corporate governance, public affairs, human resources, auditing, public office, economics, and experience serving on the boards of directors of other public companies.

Ramiro Gerardo Villarreal Morales Independent Director (Male - 73)

Mr. Villarreal Morales has been a member of the Board of Directors of CEMEX, S.A.B. de C.V. since 2017. He is also a member of the board of directors of GCC, the real estate development company Vinte Viviendas Integrales, S.A.B. de C.V. and Banco Bancrea, S.A. Institución de Banca Multíple, several of which are publicly listed companies in Mexico.

With his vast knowledge and experience within CEMEX, Mr. Villarreal Morales offers CEMEX, S.A.B. de C.V.’s Board of Directors key guidance in regulatory and legal matters, as well as extensive knowledge related to corporate governance and financial transactions issues.

Mr. Villarreal Morales has more than 50 years of professional experience in the legal and financial fields. He joined CEMEX in 1987 as General Legal Director and served in different positions, including Executive Vice President of Legal and Advisor to the

Name, Position (Age as of December 31, 2020)	Experience

Chairman of the Board of Directors and the Chief Executive Officer of CEMEX until December 2017.

Prior to this, he served as General Director of Banca Regional de Banpaís, a financial institution where he was responsible for the operation of the bank’s 121 branches and, until February 2012, he was the secretary of the Board of Directors of Enseñanza e Investigación Superior, A.C., a non-profit company that manages the Instituto Tecnológico y de Estudios

Superiores de Monterrey. Likewise, he served as Secretary of CEMEX, S.A.B. de C.V.’s Board of Directors from 1995 to March 30, 2017 and was the Secretary of CEMEX México’s Board of Directors until February 2017.

He graduated with a degree in Law with honorary citation from the Universidad Autónoma de Nuevo León and received a Master’s of Science degree in Finance from the University of Wisconsin-Madison, where he was appointed to the honor roll.

Mr. Villarreal Morales provides experience to the Board of Directors in the following fields: Energy, regulatory and legal matters, risk management, ethics, corporate governance, public affairs, accounting, and law enforcement.

Gabriel Jaramillo Sanint Independent Director (Male - 71)

Mr. Jaramillo Sanint has been a member of CEMEX, S.A.B. de C.V.’s Board of Directors since 2018. He is also a member of the boards of Minerva Foods (Brazil), Phoenix Group (USA) and the non-profit organization Medicines For Malaria Ventures, based in Geneva, Switzerland, and founded and manages a program of sustainable economic development in the Orinoco Basin in Colombia.

With an outstanding 35-year career in the financial sector and in the field of philanthropy, being mainly focused on the health sector, as well as a deep knowledge of the overall United States and SCA&C regions, Mr. Jaramillo Sanint not only brings to CEMEX, S.A.B. de C.V.’s Board of Directors an extensive experience in financial matters, but also in corporate social responsibility, one of the pillars of CEMEX’s global business strategy to achieve sustainable growth and create long-term value.

Among other positions, he was a member of the board of directors of CEMEX Latam Holdings, S.A., a publicly listed company in Colombia. He also served as Chairman of the board of directors and

Name, Position (Age as of December 31, 2020)	Experience

CEO of Santander USA (Sovereign Bank), Banco Santander Brasil, Banco Santander Colombia and CEO of Citibank Mexico and Citibank Colombia.

After his retirement, he has focused on philanthropic work in global health, leading the transformation of the Global Fund to Fight AIDS, Tuberculosis and Malaria, which has raised $13 billion from 2017 to 2020.

Mr. Jaramillo Sanint holds an M.B.A. and Bachelor’s degree in Marketing from California State

University. In 2015, Mr. Jaramillo received honorary degrees from Universidad Autónoma de Manizales and North Eastern University.

Mr. Jaramillo Sanint provides experience to the Board of Directors in the following fields: Business strategy, finance, risk management, corporate governance, health and safety, mergers and acquisitions, human resources, and experience serving on the boards of directors of other public companies.

Isabel María Aguilera Navarro Independent Director (Female - 60)

Mrs. Aguilera Navarro is an independent consultant and also an associate professor at the ESADE Business School in Barcelona. She is a member of the board of directors of the following publicly listed companies: Oryzon Genomics, S.A. since November 2015, Spain Real Estate SOCIMI, S.A. since June 2017 and the Italian bank Banca Farmafactoring S.p.A. (BFF) from April 2018 and until March 25, 2021. Since April 2019, Mrs. Aguilera Navarro has been a member of the Board of Directors of HPS, and, since December 2019, she has been a member of the non-listed company Making Science.

With her vast experience and extensive knowledge of multinational corporations, Mrs. Aguilera Navarro brings to the CEMEX, S.A.B. de C.V. Board of Directors guidance and strategic vision which contributes to its business strategy and to enhancing CEMEX, S.A.B. de C.V.’s objectives at a global level, including the constant strengthening of information technology and digitalization efforts.

Mrs. Aguilera Navarro was President of General Electric (GE) Spain and Portugal from 2008 to 2009, General Manager of Google Inc. Spain and Portugal (now Alphabet) from 2006 to 2008, Operations Director of NH Hotel Group SA from May 2002 to June 2005 and General Director of Dell Computer Corporation for Spain, Italy and Portugal, from March 1997 to May 2002. The Financial Times named her one of the 25 most important women executives in Europe, while Fortune Magazine rated her as one of the 50 leading women in the world.

Name, Position (Age as of December 31, 2020)	Experience

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

Mrs. Aguilera Navarro has a degree in Architecture and Urban Planning from the Escuela Técnica Superior de Arquitectura de Sevilla (ETSA) and an M.B.A. from the IE Business School. Mrs. Aguilera Navarro participated in the Program for General Management by the IESE Business School and the Program for Senior Management of Leading Companies by the San Telmo Institute.

Mrs. Aguilera Navarro provides experience to the Board of Directors in the following fields: Business strategy, environmental and climate change, construction and building materials, telecommunications, information technology and cybersecurity, ethics, corporate governance, sales, human resources, marketing, branding, construction techniques and urban planning, international perspective, and experience serving on the boards of directors of other public companies.

Senior Management and Board Composition

As of December 31, 2020, (i) all members of our senior management were male and (ii) 93.7% of the members of our board of directors were male and 6.7% were female.

As of December 31, 2020, there were no alternate members in CEMEX, S.A.B. de C.V.’s board of directors.

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

The Mexican Securities Market Law also eliminated the position of statutory examiner, whose duties of surveillance are now the responsibility of the board of directors, fulfilled through the corporate practices and finance committee and the audit committee, as well as through the external auditor who audits the entity’s financial statements, each within its professional role. With its surveillance duties, CEMEX, S.A.B. de C.V.’s board of directors is no longer in charge of managing CEMEX; instead, this is the responsibility of CEMEX, S.A.B. de C.V.’s chief executive officer.

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

•	analyzing the risks identified by CEMEX, S.A.B. de C.V.’s independent auditors, accounting, internal control and process assessment areas.

CEMEX, S.A.B. de C.V.’s corporate practices and finance committee is responsible for:

•	evaluating the hiring, firing and compensation of CEMEX, S.A.B. de C.V.’s chief executive officer;

•	reviewing the hiring and compensation policies for CEMEX, S.A.B. de C.V.’s executive officers;

•	reviewing related party transactions and any conflicts of interest;

•	reviewing policies regarding use of corporate assets;

•	reviewing unusual or material transactions;

•	evaluating waivers granted to our directors or executive officers regarding seizure of corporate opportunities;

•	identifying, evaluating and following up on the operating risks affecting the company and its subsidiaries;

•	evaluating the company’s financial plans;

•	reviewing the company’s financial strategy and its implementation; and

•	evaluating mergers, acquisitions, review of market information and financial plans, including financing and related transactions.

Under CEMEX, S.A.B. de C.V.’s by-laws and the Mexican Securities Market Law, all members of the audit committee and the corporate practices and finance committee, including their respective presidents, are required to be independent directors. The president of the audit committee and the corporate practices and finance committee shall be appointed and removed from his or her position only by the general shareholders’ meeting, and the rest of the members may only be removed by a resolution of the general shareholders or of the board of directors.

Set forth below are the names of the members of CEMEX, S.A.B. de C.V.’s audit committee and corporate practices and finance committee as of December 31, 2020. Each member of the committees is an independent director. The terms of the members of the committees are indefinite. Everardo Elizondo Almaguer qualifies, as an “audit committee financial expert” for purposes of the Sarbanes Oxley Act of 2002. See “Part II—Item 16A—Audit Committee Financial Expert.”

AUDIT COMMITTEE:

Everardo Elizondo Almaguer	President
Rodolfo García Muriel	Member
Francisco Javier Fernández Carbajal	Member

CORPORATE PRACTICES AND FINANCE COMMITTEE:

Francisco Javier Fernández Carbajal	President
Dionisio Garza Medina	Member
Rodolfo García Muriel	Member
Armando Garza Sada	Member

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

CEMEX, S.A.B. de C.V.’s sustainability committee is responsible for:

•	ensuring sustainable development in CEMEX’s strategy;

•	supporting CEMEX, S.A.B. de C.V.’s board of directors in fulfilling its responsibility to shareholders regarding sustainable growth;

•	evaluating the effectiveness of sustainability programs and initiatives;

•	proving assistance to CEMEX’s Chief Executive Officer and senior management team regarding the strategic direction on sustainability; and

•	endorsing a model of sustainability, priorities and key indicators.

As of December 31, 2020, the members of CEMEX, S.A.B. de C.V.’s sustainability committee are:

Armando J. García Segovia	President
Francisco Javier Fernández Carbajal	Member
Ian Christian Armstrong Zambrano	Member
Marcelo Zambrano Lozano	Member

Compensation of CEMEX, S.A.B. de C.V.’s Directors and Members of Our Senior Management

For the year ended December 31, 2020, the aggregate amount of compensation we paid, or our subsidiaries paid, to all members of CEMEX, S.A.B. de C.V.’s board of directors and senior management, as a group, was $35 million, of which $29 million was paid as base compensation plus performance bonuses, including pension and post-employment benefits, and $6 million corresponds to stock-based compensation. During 2020, a trust for the benefit of our employees purchased, with funds provided by us, in the secondary market 101 million CPOs for this group pursuant to the Restricted Stock Incentive Plan (“RSIP”) described below under “—Restricted Stock Incentive Plan (RSIP).”

Restricted Stock Incentive Plan (RSIP)

Under the terms of the RSIP, eligible employees are allocated a specific number of restricted CPOs as variable compensation to be vested over a four-year period. CPOs to cover the RSIP are issued or repurchased in the secondary market, in each case, pursuant to the corresponding approvals from the CEMEX, S.A.B. de C.V. ordinary general shareholders’ meetings. The CPOs are held in an individual account with a third-party supplier. At the end of each year during such four-year period, the restrictions lapse with respect to 25% of the allocated CPOs and such CPOs become freely transferable and subject to withdrawal from the trust. This current variable compensation plan has been applied to all its applicable participants since 2009, and it constitutes a further development to the variable remuneration plan that started in 2005.

As of the date of this annual report, we have three compensation programs that conform the RSIP. The first program is known as the “Ordinary Plan,” the second as the “KVP Plan” and the third as the “Performance Plan.” Most participants participate in only one of the programs, the Ordinary Plan. Only employees in key value positions (“KVPs”) participate in both the KVP Plan and the Performance Plan.

As of December 31, 2020, the Ordinary Plan had around 524 participants, which constitute the top employees of the company, which are not in KVPs. The annual award under the Ordinary Plan is calculated based on the result of the gross annual guaranteed compensation of the participants in Dollars as of May 31 of each calendar year, times a management factor, that, depending on the level of the participant, is 28%, 24%, 18% or 12%, and divided by the last 90-day average closing price, converted into Dollars, of CPOs as of June 30 of such calendar year.

As of December 31, 2020, the KVP Plan had around 60 participants, which constitute employees in KVPs. The annual award under the KVP Plan is based on the result of the cash variable compensation bonus in Dollars paid in April 2020 to these participants and divided by the last 90-day average closing price, converted into Dollars, of CPOs as of April 15 of each calendar year.

The total number of CPOs granted for the Ordinary Plan and the KVP Plan during 2020 were 77 million and 35 million, respectively, of which 19 million were related to our senior management. In 2020, 34 million net CPOs of the Ordinary Plan and 21 million net CPOs of the KVP Plan were repurchased in the secondary market, representing the first 25% of the 2020 compensation program, the second 25% of the 2019 compensation program, the third 25% of the 2018 compensation program and the final 25% of the 2017 compensation program. Of these 55 million CPOs, 12 million CPOs corresponded to our senior management.

Starting in 2017, the third compensation program, known as the Performance Plan, replaced the Ordinary Plan that our KVP Plan participants received prior to 2017. The Performance Plan entails calculating a specific target of CPOs for each plan participant. The final payout under such plan can range from 0% to 200% of the target of CPOs according to CEMEX, S.A.B. de C.V.’s three-year total shareholder return relative to two market references: one market reference is comprised of seven public companies from the global construction and materials industry, and the second market reference is comprised of the 107 companies of the Morgan Stanley Capital International (MSCI) of Emerging Markets – LATAM Industry Index.

Under the Performance Plan, the vesting period occurs at the end of three years in a single 100% block, at which time the resultant number of CPOs become unrestricted immediately. Approximately 41 million CPOs were granted during 2020 under the Performance Plan, with an estimated fair value of 155%, which are expected to vest on July 1, 2023.

See note 22 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

CLH Employee stock-ownership plan

To better align CLH’s executives’ interests with those of its stockholders, on January 16, 2013, CLH’s board of directors approved, effective as of January 1, 2013, a long-term incentive plan available to eligible executives of CLH, which consists of an annual compensation plan based on CLH shares. The underlying shares in this long-term incentive plan, which are held in CLH’s treasury and subject to certain restrictions, are delivered fully vested under each annual program over a service period of four years. During 2020, 2019 and 2018, CLH delivered 258,511 shares, 393,855 shares and 1,383,518 shares, respectively, corresponding to the vested portion of prior years’ grants, which were subscribed and held in CLH’s treasury. As of December 31, 2020, there are 2,895,944 shares of CLH associated with these annual programs that are expected to be delivered in the following years as the executives render services.

CEMEX Holdings Philippines Employee Restricted Stock Incentive Plan

Starting in 2018, a CHP compensation plan was granted to Philippines eligible participants. While this plan replaced their ordinary CPO plan, the mechanics of the plan remain the same. As of December 31, 2020 and 2019, there were 10 eligible participants with a total award of 18.5 million and 5.7 million CHP shares, respectively.

Compensation of CEMEX, S.A.B. de C.V.’s Chief Executive Officer and senior management

2020 Chief Executive Officer	%

Salary	20%
Short Term Performance Bonus (Cash)	20%
Short Term Performance Bonus (Restricted Stock)	40%
Long Term Performance Shares	20%

100%

2020 Senior Management	%

Salary	42%
Short Term Performance Bonus (Cash)	22%
Short Term Performance Bonus (Restricted Stock)	22%
Long Term Performance Shares	14%

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

Employees

As of December 31, 2020, we had 41,663 employees worldwide, which represented an increase of approximately 2.5% from the total number of employees we had as of December 31, 2019. The following table sets forth the number of our employees and a breakdown of their geographic location as of December 31, 2018, 2019 and 2020:

Location	2018	2019	2020
Mexico	11,818	11,567	14,248
United States	8,702	8,906	8,555
EMEAA
United Kingdom	2,937	2,814	1,961
France	1,905	1,839	1,813
Germany	1,532	1,124	1,117
Spain	2,025	1,919	1,823
Poland	1,104	1,057	1,066
Egypt	576	517	509
Philippines	706	722	777
Rest of EMEAA	4,059	3,667	3,613
SCA&C
Colombia	2,615	2,788	2,675
Panama	685	536	395
Costa Rica	377	322	295
Caribbean TCL	673	702	766
Rest of SCA&C	2,310	2,160	2,050

Total	42,024	40,640	41,663

In Mexico, as of December 31, 2020, we have entered into collective bargaining agreements on a plant-by-plant basis, and such collective bargaining agreements are renewable on an annual basis with respect to salaries and on a biannual basis with respect to benefits. During 2020, we renewed approximately 101 contracts with different labor unions in Mexico. In addition, as of December 31, 2020, we provided new working conditions to our employees and unions as a result of the changes required by labor laws and international conventions, specifically with respect to freedom of association and collective bargaining. Our labor unions have taken important actions to implement the new labor laws, including, but not limited to, voting collective contracts in Mexico and informing employees about the terms and conditions of the collective agreements.

In the United States, as of December 31, 2020, approximately 27% of our employees were represented by unions, with the largest number being members of the International Brotherhood of Teamsters, the Laborers’ International Union of North America, United Steelworkers, International Union of Operating Engineers and the International Brotherhood of Boilermakers. We have entered into or are in the process of negotiating various collective bargaining agreements at many of our U.S. plants, which collective bargaining agreements have various expiration dates through July 31, 2025.

As of December 31, 2020, our subsidiaries in Spain had 1,189 employees with collective bargaining agreements. 755 of them, corresponding to employees in the cement business, had a company-specific collective bargaining agreement that is expected to be renewed in 2021. The remaining 434, corresponding to the ready-mix concrete, mortar, aggregates and transport sectors, as well as office-based employees, have industry-specific collective bargaining agreements and are employees of different subsidiaries of ours in the country.

In the United Kingdom, as of December 31, 2020, our cement manufacturing and cement supply chain operations had collective bargaining agreements with Unite the Union. The rest of our operations in the United Kingdom are not part of collective bargaining agreements. However, there are local agreements for consultations and employees can be represented by a trade union official at specific types of meetings.

In Germany, as of December 31, 2020, most of our employees are working under collective bargaining agreements with the Industriegewerkschaft Bauen Agrar Umwelt—IG B.A.U. union. Most employees are subject to the in-house bargaining agreement with the IG B.A.U., which means salaries are negotiated between the applicable company and the trade union IG B.A.U. Collective bargaining agreement negotiations for cement operations employees occurred between employers’ associations Arbeitgeberverband Zement e.V. and IG B.A.U. during the third quarter of 2020. Both negotiations led to the execution of agreements. The period of both agreements will end in 2021. We expect that certain works council and unions will demand salary raises as a result, and we will need to execute new bargaining agreements during 2021 as a result. In addition, there are internal company agreements, negotiated between the works council and the company itself. The next works council elections for most areas will take place during 2022.

In France, as of December 31, 2020, less than 0.2% of our employees were members of two of the five main unions. At least one representative from one of the five main unions was represented in the following legal entities: CEMEX Granulats (one representative), Cemex Bétons Ile de France (two representatives). All agreements are negotiated with unions and non-union representatives elected in the local workers council (Comité social et économique) for periods of four years.

In Israel, as of December 31, 2020, our aggregates manufacturing and lime manufacturing operations had existing special collective bargaining agreements with the Histadrut—the largest employee organization in Israel (“Histadrut”). In addition, our concrete product landscape plant, Netivei-Noy, has an existing special collective bargaining agreement with Histadrut that applies to the plant’s employees. The rest of our operations in Israel are not part of collective bargaining agreements.

In the Philippines, as of December 31, 2020, approximately 31% of the non-managerial employees of our cement business were members of, and were represented by, labor unions. Their labor conditions including wages and benefits are governed by collective bargaining agreements negotiated at the plant level. The Solid Cement Plant has two unions. and the collective bargaining agreements for these unions will expire on December 31, 2022 and February 28, 2023, respectively. APO’s cement plant also has two unions and the collective bargaining agreements for both these unions will expire on December 31, 2021.

In Egypt, as of December 31, 2020, the majority of our eligible employees were represented by the Assiut Cement Labor Union and the General Building Materials Union. The collective bargaining agreement, of which our employees are party to, governs annual profit share and productivity bonus payments. Such agreement will expire on December 31, 2021.

In Panama, as of December 31, 2020, approximately 56% of our workforce were members of Sindicato de Trabajadores de Cemento Bayano, a union which is a legal entity registered before the Panamanian Ministry of Labor. The union’s board of directors is elected every two to four years through a general voting process. The collective bargaining agreement that is in full force and effect since January 2020 was entered into in January 2020 and expires in December 2023.

In Colombia, as of December 31, 2020, there were five regional sectionals of a single industry union that represents our employees at the Caracolito, Clemencia, Bucaramanga, Cúcuta and Maceo cement plants and mills, and a minority part of the logistics operations at the national level. Another union represented a minority of the employees in the ready-mix concrete operations, and there was also another union in the logistics operation which as of December 31, 2020 had no affiliated CEMEX employees. There were also collective agreements with non-union workers at the Santa Rosa cement plant, all aggregates operations and the majority of the logistics and ready-mix concrete operations in Colombia. We consider our relationships with labor unions representing our employees in Colombia to be satisfactory.

In Caribbean TCL, as of December 31, 2020, the majority of our employees are party to collective bargaining agreements with the exception of those in the Guyana operations. Collective bargaining agreements in

Trinidad and Barbados have all expired, however negotiations are currently ongoing regarding new agreements to replace those that have expired. In Jamaica, as of December 31, 2020, approximately 58% of our employees were represented by unions, with the largest number being members of the Union of Clerical And Supervisory Employees (“UCASE”) representing the hourly paid employees (44%), UCASE representing the monthly paid technicians and operators (25%) and STAFF Association representing the coordinators and administrative assistants (31%). Negotiations were finalized with the UCASE representing the hourly paid employees and STAFF Association in October and November 2020, respectively, and the collective bargaining agreement with these groups will end in June and December 2021, respectively. A collective bargaining agreement ending on December 31, 2021 is also in place with the UCASE representing the monthly paid technicians and operators.

Share Ownership

As of December 31, 2020, to the best of our knowledge, the members of the board of directors of CEMEX, S.A.B. de C.V. and our senior management, including their immediate families, owned, collectively, approximately 1.2788% of CEMEX, S.A.B. de C.V.’s outstanding shares, including shares underlying stock options and restricted CPOs under our RSIP. This percentage does not include shares held by the extended families of members of our senior management and directors, since, to the best of our knowledge, no voting arrangements or other agreements exist with respect to those shares. As of December 31, 2020, to the best of our knowledge, no individual member of the board of directors of CEMEX, S.A.B. de C.V. or individual member of our senior management beneficially owned one percent or more of any class of CEMEX, S.A.B. de C.V.’s outstanding capital stock and each such individual’s share ownership has not been previously disclosed to shareholders or otherwise made public.

Item 7—Major Shareholders and Related Party Transactions

Major Shareholders

The information contained in Amendment No. 11 to a statement on Schedule 13G filed with the SEC on March 10, 2021, stated that as of February 28, 2021, BlackRock beneficially owned 1,528,010,632 CPOs, representing 10.1% of CEMEX, S.A.B. de C.V.’s outstanding capital stock. BlackRock does not have voting rights different from our other non-Mexican holders of CPOs. As required by CEMEX, S.A.B. de C.V.’s by-laws, CEMEX, S.A.B. de C.V.’s board of directors is required to approve BlackRock’s beneficial ownership of CEMEX, S.A.B. de C.V.’s outstanding capital stock. Pursuant to the authorizations by CEMEX, S.A.B. de C.V.’s Board of Directors, BlackRock is authorized to acquire up to 13% of CEMEX, S.A.B. de C.V.’s capital stock with voting rights.

The information contained in Schedule 13G filed with the SEC on February 11, 2021, stated that as of December 31, 2020, Dodge & Cox, an investment adviser registered under the United States Investment Advisers Act of 1940, as amended, beneficially owned 32,592,692 ADSs, representing 2.2% of CEMEX, S.A.B. de C.V.’s outstanding capital stock, and therefore ceased to be a major shareholder of the Company. Dodge & Cox does not have voting rights different from our other non-Mexican holders of CPOs. As required by CEMEX, S.A.B. de C.V.’s by-laws, CEMEX, S.A.B. de C.V.’s Board of Directors is required to approve Dodge & Cox’s beneficial ownership of CEMEX, S.A.B. de C.V.’s outstanding capital stock. As of the date of this annual report, Dodge & Cox was authorized by CEMEX, S.A.B. de C.V.’s Board of Directors to own up to 10% of CEMEX, S.A.B. de C.V.’s capital stock with voting rights.

As of December 31, 2020, CEMEX, S.A.B. de C.V.’s outstanding capital stock consisted of 29,457,941,452 Series A shares and 14,728,970,726 Series B shares, in each case including shares held by our subsidiaries.

As of December 31, 2020, 99.88% of Series A shares and 99.88% of Series B shares outstanding were held by the CPO trust. Each CPO represents two Series A shares and one Series B share. A portion of the CPOs is represented by ADSs. As set forth in the Deposit Agreement, holders of ADSs do not have the right to instruct the depositary as to the exercise of voting rights in respect of Series A shares underlying CPOs held in the CPO trust. Under the terms of the CPO trust agreement, Series A shares underlying CPOs held by non-Mexican nationals, including all Series A shares underlying CPOs represented by ADSs, will be voted by the trustee according to the majority of all Series A shares held by Mexican nationals and Series B shares voted at the meeting. However, holders of ADSs will have the right to instruct the depositary to exercise the voting rights of the Series B shares underlying the CPOs represented by ADSs. Voting instructions may be given only with respect to ADSs representing an integral number of Series B shares. If the depositary shall not have received voting instructions from a holder of ADSs on or prior to the ADS voting instructions deadline, such holder shall be deemed, and the depositary and CEMEX, S.A.B. de C.V. shall deem such holder, subject to the terms of the Deposit Agreement, to have instructed the depositary to give a discretionary proxy to a person designated by CEMEX, S.A.B. de C.V. (or, if requested by CEMEX, S.A.B. de C.V., a person designated by the technical committee appointed pursuant to the CPO trust agreement) to vote the Series B shares underlying the CPOs represented by such holder’s ADSs in his or her discretion. The Series B shares underlying the CPOs represented by ADSs for which no actual or deemed voting instructions have been received will be voted by the trustee for the CPO trust in cooperation with, and under the direction of, a technical committee appointed pursuant to the terms of the CPO trust agreement.

Other than BlackRock and the CPO trust, we are not aware of any person that is the beneficial owner of five percent or more of any class of CEMEX, S.A.B. de C.V.’s voting securities.

As of December 31, 2020, through CEMEX, S.A.B. de C.V.’s subsidiaries, we owned approximately 20.5 million CPOs, representing approximately 0.1391% of CEMEX, S.A.B. de C.V.’s outstanding voting stock. These CPOs are voted at the direction of our management. CEMEX, S.A.B. de C.V.’s voting rights, through our subsidiaries that own those CPOs, over those CPOs are the same as those of any other CPO holder. As of the same date, we did not hold any CPOs in derivative instruments hedging expected cash flows of stock options exercises.

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

As of December 31, 2020, we had 483 ADS holders of record, holding 718,568,541 ADRs, representing 7,185,685,410 CPOs, or approximately 48.7860% of CEMEX, S.A.B. de C.V.’s outstanding capital stock as of such date.

Related Party Transactions

From January 1, 2020 through the date of this annual report, there were no transactions or proposed transactions that were material to either CEMEX, S.A.B. de C.V. or any related party, nor were there any transactions with any related party that were unusual in their nature or conditions. During the same period, we did not have any outstanding loans to any of CEMEX, S.A.B. de C.V.’s directors or members of senior management.

Item 8—Financial Information

Consolidated Financial Statements and Other Financial Information

See “Part III—Item 18—Financial Statements.”

Legal Proceedings

See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings.”

Dividends

A declaration of any dividend can be made by CEMEX, S.A.B. de C.V.’s shareholders at any general ordinary shareholders’ meeting. Any dividend declaration is usually based upon the recommendation of CEMEX, S.A.B. de C.V.’s board of directors. However, CEMEX, S.A.B. de C.V.’s shareholders are not obligated to approve the board’s recommendation. CEMEX, S.A.B. de C.V. may only pay dividends from retained earnings included in financial statements that have been approved by CEMEX, S.A.B. de C.V.’s shareholders and after all losses have been paid for, at least 5% of annual earnings have been set aside in a legal reserve until such reserve equals 20% of its paid-in capital and CEMEX, S.A.B. de C.V.’s shareholders have approved the relevant dividend payment. See “Item 10—Additional Information—Taxation—Mexican Tax Considerations—General.” Since CEMEX, S.A.B. de C.V. conducts its operations mainly through its subsidiaries, its most significant assets are its investments in those subsidiaries. Consequently, CEMEX, S.A.B. de C.V.’s ability to pay dividends to its shareholders is largely dependent upon its ability to receive funds from its subsidiaries in the form of dividends, management fees or otherwise. The 2017 Facilities Agreement and the indentures governing our outstanding Senior Secured Notes effectively limit CEMEX, S.A.B. de C.V.’s ability to declare and pay cash dividends or make other cash distributions to its shareholders. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—CEMEX, S.A.B. de C.V.’s ability to repay debt and pay dividends depends on our subsidiaries’ ability to transfer income and dividends to us.”

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

For fiscal year 2018 CEMEX, S.A.B. de C.V. declared a cash dividend of $150 million, to be paid in Mexican Pesos, payable in two installments. The first installment was paid on or around June 17, 2019 and the second installment was paid on or around December 17, 2019. CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal years 2019 or 2020.

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

Item 10—Additional Information

Articles of Association and By-laws

General

Pursuant to the requirements of Mexican corporation law, CEMEX, S.A.B. de C.V.’s articles of association and by-laws (estatutos sociales) have been registered with the Mercantile Section of the Public Registry of Property and Commerce in Monterrey, Nuevo León, Mexico, under entry number 21, since June 11, 1920.

CEMEX, S.A.B. de C.V. is an operating and a holding company engaged directly or indirectly, through its operating subsidiaries, primarily in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates, clinker and other construction materials and solutions throughout the world. CEMEX, S.A.B. de C.V.’s corporate purpose can be found in Article 2 of CEMEX, S.A.B. de C.V.’s by-laws.

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

On March 25, 2021, CEMEX, S.A.B. de C.V. held an extraordinary shareholders’ meeting, at which its shareholders approved changes to Article 2 of CEMEX, S.A.B. de C.V.’s by-laws to further broaden CEMEX, S.A.B. de C.V.’s corporate purpose. The changes, among other things, adjust our written corporate purposes in order to allow us to conduct certain activities, directly or indirectly through third parties, in line with our current needs and corporate vision. For more information, see “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to CEMEX, S.A.B. de C.V.’s Shareholders’ Meetings.”

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

An annual general ordinary shareholders’ meeting must be held during the first four months after the end of each of CEMEX, S.A.B. de C.V.’s fiscal year to consider the approval of a report of its board of directors regarding CEMEX, S.A.B. de C.V.’s performance and its financial statements for the preceding fiscal year and to determine the allocation of profits from the preceding year. In addition, CEMEX, S.A.B. de C.V.’s annual general ordinary shareholders’ meeting must:

•	review the annual reports of CEMEX, S.A.B. de C.V.’ corporate practices and finance committee and audit committee, its chief executive officer and its board of directors;

•	elect, remove, or substitute the members of CEMEX, S.A.B. de C.V.’s board of directors;

•	determine the level of independence of the members of CEMEX, S.A.B. de C.V.’s board of directors;

•	elect or remove the chairman of CEMEX, S.A.B. de C.V.’s corporate practices and finance and the audit committees;

•	approve any transaction that represents 20% or more of CEMEX, S.A.B. de C.V.’s consolidated assets; and

•	resolve any issues not reserved for extraordinary shareholders’ meetings.

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

Under Mexican law, holders of at least 20% of CEMEX, S.A.B. de C.V.’s outstanding capital stock entitled to vote on a particular matter may oppose any resolution reached at a shareholders’ meeting by filing a petition with a court of law for a court order to suspend the resolution temporarily within 15 days after the adjournment of the meeting at which that action was taken and showing that the challenged action violates Mexican law or CEMEX, S.A.B. de C.V.’s by-laws, provided the opposing shareholders deliver a bond to the court to secure payment of any damages that we suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing shareholders. Relief under these provisions is only available to holders who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action and whose shares were not represented when the action was taken or, if represented, voted against it.

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

Withdrawal Rights

Whenever CEMEX, S.A.B. de C.V.’s shareholders approve a change of corporate purpose, change of nationality or transformation from one form of corporate organization to another, Mexican law provides that any shareholder entitled to vote on that change who has voted against it may withdraw from CEMEX, S.A.B. de C.V. and receive an amount equal to the book value (in accordance with the latest statement of financial position approved by the annual general ordinary shareholders’ meeting) attributable to such shareholder’s shares; provided that such shareholder exercises that right within 15 days following the meeting at which the change was approved.

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

Attn: Louisa P. Rodriguez – Investor Relations

Telephone: +1 (212) 317-6011

Email: ir@cemex.com

The information on our website is not, and is not intended to be, part of this annual report and is not incorporated into this annual report by reference.

Share Capital

CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal year 2017. See “Item 8—Financial Information—Dividends” for a description of CEMEX, S.A.B. de C.V.’s policy on dividend distributions and dividend restrictions.

At CEMEX, S.A.B. de C.V.’s annual general ordinary shareholders’ meeting, held on March 28, 2019, CEMEX, S.A.B. de C.V. declared a cash dividend in the amount of $150 million, paid in Mexican Pesos in two equal installments, in June 2019 and December 2019.

CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal years 2019 or 2020. See “Item 8—Financial Information—Dividends” for a description of CEMEX, S.A.B. de C.V.’s policy on dividend distributions and dividend restrictions. As of December 31, 2020, CEMEX, S.A.B. de C.V.’s common stock was represented as follows:

	2020
Shares(1)	Series A(2)	Series B(2)
Subscribed and paid shares	29,457,941,452	14,728,970,726
Unissued shares authorized for stock compensation programs	881,442,830	440,721,415
Repurchased shares(3)	756,323,120	378,161,560
Shares that guarantee the issuance of convertible securities(4)	1,970,862,596	985,431,298
Shares authorized for the issuance of stock or convertible securities(5)	302,144,720	151,072,360

	33,368,714,718	16,684,357,359

(1)	As of December 31, 2020, 13,068,000,000 shares correspond to the fixed portion, and 36,985,072,077 shares correspond to the variable portion.
(2)

Series A or Mexican shares must represent at least 64% of CEMEX, S.A.B. de C.V.’s capital stock and Series B or free subscription shares must represent at most 36% of CEMEX, S.A.B. de C.V.’s capital stock.

(3)	Shares repurchased under the share repurchase program authorized by our shareholders.
(4)	Refers to those shares that guarantee the conversion of outstanding convertible securities and new securities issues.
(5)	Shares authorized for issuance in a public offer or private placement and/or by issuance of new convertible securities.

Material Contracts

On December 18, 2006, CEMEX, through two special purpose vehicles, issued two tranches of fixed-to-floating rate callable Perpetual Debentures. C5 Capital (SPV) Limited issued $350 million original principal amount of Perpetual Debentures under the first tranche, with the issuer having the option to redeem such Perpetual Debentures on December 31, 2011 and on each interest payment date thereafter, of which $61 million principal amount were outstanding as of December 31, 2018 (excluding Perpetual Debentures held by us). C10 Capital (SPV) Limited issued $900 million original principal amount of Perpetual Debentures under the second tranche, with the issuer having the option to redeem such Perpetual Debentures on December 31, 2016 and on each interest payment date thereafter, of which $175 million principal amount were outstanding as of December 31, 2018 (excluding Perpetual Debentures held by us). Both tranches pay coupons denominated in Dollars at a fixed rate until the call date and at a floating rate thereafter. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—Changes to, or replacement of, the LIBOR Benchmark Interest Rate, could adversely affect our business, financial condition, liquidity and results of operations.” On February 12, 2007, CEMEX, through a special purpose vehicle, issued a third tranche of fixed-to-floating rate callable debentures. C8 Capital (SPV) Limited issued $750 million original principal amount of Perpetual Debentures under this third tranche, with the issuer having the option to redeem such Perpetual Debentures on December 31, 2014 and on each interest payment date thereafter, of which $135 million principal amount were outstanding as of December 31, 2018 (excluding Perpetual Debentures held by us). This third tranche also pays coupons denominated in Dollars at a fixed rate until the call date and at a floating rate thereafter. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—Changes to, or replacement of, the LIBOR Benchmark Interest Rate, could adversely affect our business, financial condition, liquidity and results of operations.” On May 9, 2007, CEMEX, through a special purpose vehicle, issued a fourth tranche of fixed-to-floating rate callable Perpetual Debentures. C10-EUR Capital (SPV) Limited issued €730 million original principal amount of Perpetual Debentures under this fourth tranche, with the issuer having the option to redeem such Perpetual Debentures on June 30, 2017, and on each interest payment date thereafter, of which €64 million principal amount were outstanding as of December 31, 2018 (excluding Perpetual Debentures held by us). This fourth tranche pays coupons denominated in Euros at a fixed rate until the call date and at a floating rate thereafter. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—Changes to, or replacement of, the LIBOR Benchmark Interest Rate, could adversely affect our business, financial condition, liquidity and results of operations.” Due to their perpetual nature and optional deferral of coupons, these transactions, in accordance with IFRS, qualify as equity.

For a description of the material terms relating to the November 2019 Mandatory Convertible Mexican Peso Notes and the 2020 Convertible Notes, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments.”

In connection with the 2017 Facilities Agreement, we are also parties to the amendment and restatement agreement, dated July 19, 2017 related to the Intercreditor Agreement; the Swiss law share pledge, dated as of September 17, 2012; the security confirmation agreement to the Swiss law share pledge, dated as of July 19, 2017; the Swiss law share pledge, dated as of July 19, 2017; the Spanish law share pledge, dated as of November 8, 2012; the ratification and extension deed to the Spanish law share pledge, dated as of July 19, 2017; the subrogation and ratification agreement to the Spanish law share pledge, dated as of December 23, 2020; and the amendment and restatement agreement, dated July 19, 2017 to the Mexican law security trust agreement, dated as of September 17, 2012. As of the date of this annual report, New Sunward was merged with CEMEX España. As a result of the merger, the Dutch law share pledge, dated as of December 15, 2015 and the security confirmation agreement to Dutch law share pledges, dated as of July 19, 2017 were terminated by operation of law. For a description of the material terms of the 2017 Facilities Agreement and related agreements, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness.”

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

Under the terms of the Convention Between the United States and Mexico for Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Income Taxes, and a protocol thereto (together, the “Tax Treaty”), gains obtained by a U.S. Shareholder (as defined below) eligible for benefits under the Tax Treaty on the disposition of CPOs will generally not be subject to Mexican tax; provided that such gains are not attributable to a permanent establishment of such U.S. Shareholder in Mexico and that the eligible U.S. Shareholder did not own, directly or indirectly, 25% or more of our outstanding stock during the 12-month period preceding the disposition. In the case of non-residents of Mexico eligible for the benefits of a tax treaty, gains derived from the disposition of ADSs or CPOs may also be exempt, in whole or in part, from Mexican taxation under a treaty to which Mexico is a party.

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

For purposes of this summary, a “U.S. Shareholder” means a beneficial owner of CPOs or ADSs, who is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States.;

•	a corporation or other entity taxable as a corporation that is created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons are authorized to control all substantial decisions or (ii) has a valid election in effect under applicable United States Department of the Treasury regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of CPOs or ADSs, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership that is the beneficial owner of CPOs or ADSs should consult its tax advisor regarding the associated tax consequences.

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

Taxation of distributions with respect to CPOs and ADSs

A distribution of cash or property with respect to the Series A shares or Series B shares represented by CPOs, including CPOs represented by ADSs, generally will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will be includible in the gross income of a U.S. Shareholder as foreign source “passive” income on the date the distribution is received by the CPO trustee or successor thereof. Any such dividend will not be eligible for the dividends-received deduction allowed to corporate U.S. Shareholders. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Shareholder’s adjusted tax basis in the CPOs or ADSs, as applicable, and thereafter as capital gain. For more on the treatment of capital gain with respect to the CPOs and ADSs, see “Taxation of capital gains on disposition of CPOs or ADSs” below.

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

Depositary Payments for the Year Ended December 31, 2020

In 2020, we received $1,580,115.12 (after applicable U.S. taxes and including payments to third parties) from our Depositary Bank, Citibank, N.A., to reimburse us for contributions towards our investor relations activities (including but not limited to investor meetings, conferences and fees to investor relations service vendors) and other miscellaneous expenses related to the listing of our ADSs on the NYSE.

PART II

Item 13—Defaults, Dividend Arrearages and Delinquencies

None.

Item 14—Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15—Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of CEMEX, S.A.B. de C.V.’s CEO and CFO, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, and has concluded that our disclosure controls and procedures were effective as of December 31, 2020.

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

Under the supervision and with the participation of our management, including the CEO and CFO and principal financial and accounting officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020, using the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

Attestation Report of the Independent Registered Public Accounting Firm

The report on the audit of the effectiveness of our internal control over financial reporting issued by KPMG Cárdenas Dosal, S.C., a registered public accounting firm appears on page F-112 of this annual report.

Changes in Internal Control Over Financial Reporting

We have not identified changes in our internal control over financial reporting during 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

(ii) Our people: we believe our people are our competitive advantage and the reason for our success. Therefore, we aim to provide a great place to work, we encourage an atmosphere of openness, courage, generosity and respect, so that all employees feel free to come forward with their questions, ideas, and concerns;

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

(xviii) Political activities: we acknowledge and respect the right of our employees to participate in activities external to the company, such as politics; provided that they are legal in their jurisdiction. We look to avoid conducting political activities at company facilities, use company resources for these activities or engage in these activities on company time. We can make political contributions as long as the contributions are allowed by local law and pre-approved internally;

(xix) Data privacy and protection: we plan to protect the confidentiality and integrity of personal data to foster trustworthy business relationships. We aim to process personal data fairly and lawfully and provide access to it within our organization only on a need-to- know basis;

(xx) Insider trading: we should never transact with securities of CEMEX while in possession of material non-public information about the company. We should never “tip” others or share non-public material information even if we do not intend to profit for ourselves or others;

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

Attn: Luis Hernández Echávez

Telephone: +52 81 8888-8888

Item 16C—Principal Accountant Fees and Services

Audit Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $14 million in fiscal year 2020 in connection with the professional services rendered for the audit of our annual financial statements and services normally provided by them relating to statutory and regulatory filings or engagements. In fiscal year 2019, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $13 million for these services.

Audit-Related Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $1 million in fiscal year 2020 for assurance and related services reasonably related to the performance of our audit. In fiscal year 2019, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $1 million for audit-related services.

Tax Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $1 million in fiscal year 2020 for tax compliance, tax advice and tax planning. In fiscal year 2019, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $1 million for tax-related services.

All other fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $1 million in fiscal year 2020 for products and services other than those comprising audit fees, audit-related fees and tax fees. In fiscal year 2019, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $2 million for products and services in this category. These fees relate mainly to services provided by KPMG to us with respect to our due diligence activities around the world.

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

During 2020, there were no services provided to us by our external auditors that were performed pursuant to the de minimis exception.

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

Pursuant to the Mexican Securities Market Law, CEMEX, S.A.B. de C.V. is required to have a board of directors with a maximum of 21 members, 25% of whom must be independent. Determination as to the independence of CEMEX, S.A.B. de C.V.’s directors is made upon their election by CEMEX, S.A.B. de C.V.’s shareholders at the corresponding meeting. As of December 31, 2020, CEMEX, S.A.B. de C.V.’s board of directors had 15 members, of which 66.66% are independent under the Mexican Securities Market Law.

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

Our corporate practices and finance committee is responsible for evaluating the performance of our executive officers; reviewing related party transactions and any conflicts of interest; reviewing the compensation paid to executive officers; evaluating any waivers granted to directors or executive officers for their taking of corporate opportunities; and carrying out the activities described under Mexican law. Our corporate practices and

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE
finance committee meets as required by CEMEX, S.A.B. de C.V.’s by-laws and by Mexican laws and regulations.

303A.05

Listed companies must have a compensation committee composed of independent directors.	Under CEMEX, S.A.B. de C.V.’s by-laws and Mexican laws and regulations, we are not required to have a compensation committee. We do not have such a committee.

Compensation committee members must satisfy additional independence requirements specific to compensation committee membership.	See above.

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

CEMEX, S.A.B. de C.V.’s audit committee meets as required by CEMEX, S.A.B. de C.V.’s by-laws and by Mexican laws and regulations.

303A.09

Listed companies must adopt and disclose corporate governance guidelines.	Under CEMEX, S.A.B. de C.V.’s by-laws and Mexican laws and regulations, we are not required to adopt corporate governance

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE
guidelines, but, on an annual basis, we file a report with the MSE regarding our compliance with the Mexican Code of Best Corporate Practices.

303A.10

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	CEMEX, S.A.B. de C.V. has adopted a written code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer.

Equity compensation plans

Equity compensation plans require shareholder approval, subject to limited exemptions.	Shareholder approval is not expressly required under CEMEX, S.A.B. de C.V.’s by-laws for the adoption and amendment of an equity compensation plan. However, at our 2017 annual shareholders’ meeting held on April 5, 2018, CEMEX, S.A.B. de C.V.’s shareholders resolved to extend our current stock program for our employees, officers and administrators until December 31, 2023.

Item 16H—Mine Safety Disclosure

The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 15.1 to this annual report.

PART III

Item 17—Financial Statements

Not applicable.

Item 18—Financial Statements

See pages F-1 through F-113, incorporated herein by reference.

Item 19—Exhibits

1.1	Amended and Restated By-laws of CEMEX, S.A.B. de C.V.(l)

1.2	Extract of the Resolutions of the Extraordinary General Shareholders’ Meeting of CEMEX, S.A.B. de C.V. held on March 25, 2021.(l)

1.3	Extract of the Resolutions of the Ordinary Shareholders’ Meeting of CEMEX, S.A.B. de C.V. held on March 25, 2021.(l)

2.1	Form of Certificate for shares of Series A Common Stock of CEMEX, S.A.B. de C.V.(k)

2.2	Form of Certificate for shares of Series B Common Stock of CEMEX, S.A.B. de C.V.(k)

2.3	English Translation of Amended and Restated Agreement to the Trust Agreement, dated as of November 27, 2014, between CEMEX, S.A.B. de C.V., as founder of the trust, and Banco Nacional de México, S.A. regarding the CPOs.(f)

2.4	Form of CPO Certificate.(k)

2.5	Form of Second Amended and Restated Deposit Agreement (Series A and Series B share CPOs), dated August 10, 1999, among CEMEX, S.A. de C.V., Citibank, N.A. and holders and beneficial owners of American Depositary Shares.(a)(p)

2.5.1	Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated as of July 1, 2005, by and among CEMEX, S.A. de C.V., Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of ADR attached thereto.(b)

2.5.2	Amendment No. 2 to the Second Amended and Restated Deposit Agreement, dated as of February 11, 2015, by and among CEMEX, S.A.B. de C.V., Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of ADR attached thereto.(g)

2.5.3	Letter Agreement, dated October 12, 2007, by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to enable the Depositary to establish a direct registration system for the ADSs.(b)

2.5.4	Letter Agreement, dated March 30, 2010 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to establish a restricted ADS series.(e)

2.5.5	Letter Agreement, dated March 15, 2011 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to deposit CPOs upon conversion of the 3.75% Subordinated Convertible Notes due 2018, and the Depositary is to issue ADSs upon deposit of such CPOs.(e)

2.5.6	Letter Agreement, dated March 15, 2011 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to establish a restricted ADS series.(e)

2.6	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.(k)

2.7	Form of American Depositary Receipt evidencing American Depositary Shares.(g)

4.1	Note Indenture, dated as of December 18, 2006, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s $350,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(b)

4.1.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s $350,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(b)

4.1.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap 5 Capital (SPV) Limited and C5 Capital (SPV) Limited., supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s $350,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(b)

4.1.3	Third Supplemental Note Indenture, dated as of February 24, 2020, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors, and The Bank of New York, as trustee, supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s $350,000,000 Callable Perpetual Dual-Currency Notes. (k)

4.1.4	Fourth Supplemental Note Indenture, dated as of November 30, 2020, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX España, S.A. and New Sunward Holding B.V., as guarantors, and The Bank of New York, as trustee, supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s $350,000,000 Callable Perpetual Dual-Currency Notes.(l)

4.2	Note Indenture, dated as of December 18, 2006, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s $900,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(b)

4.2.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s $900,000,000 aggregate principal amount of Callable Perpetual Dual- Currency Notes.(b)

4.2.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap 10 Capital (SPV) Limited and C10 Capital (SPV) Limited., supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s $900,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(b)

4.2.3	Third Supplemental Note Indenture, dated as of February 24, 2020, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and The Bank of New York, as trustee, supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s $900,000,000 Callable Perpetual Dual-Currency Notes.(k)

4.2.4	Fourth Supplemental Note Indenture, dated as of November 30, 2020, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX España, S.A. and New Sunward Holding B.V., as guarantors, and The Bank of New York, as trustee, supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s $900,000,000 Callable Perpetual Dual-Currency Notes.(l)

4.3	Note Indenture, dated as of February 12, 2007, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s $750,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(b)

4.3.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s $750,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(b)

4.3.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap 8 Capital (SPV) Limited and 8 Capital (SPV) Limited., supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s $750,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(b)

4.3.3	Third Supplemental Note Indenture, dated as of February 24, 2020, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors, and The Bank of New York, as trustee, supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s $750,000,000 Callable Perpetual Dual-Currency Notes.(k)

4.3.4	Fourth Supplemental Note Indenture, dated as of November 30, 2020, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX España, S.A. and New Sunward Holding B.V., as guarantors, and The Bank of New York, as trustee, supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s $750,000,000 Callable Perpetual Dual-Currency Notes.(l)

4.4	Note Indenture, dated as of May 9, 2007, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s €730,000,000 Callable Perpetual Dual-Currency Notes.(b)

4.4.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of May 9, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s €730,000,000 Callable Perpetual Dual-Currency Notes.(b)

4.4.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap C10-EUR Capital (SPV) Limited and C10-EUR Capital (SPV) Limited., supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s €730,000,000 Callable Perpetual Dual-Currency Notes.(b)

4.4.3	Third Supplemental Note Indenture, dated as of February 24, 2020, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and The Bank of New York, as trustee, supplementing the Note Indenture, dated as of May 9, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s €730,000,000 Callable Perpetual Dual-Currency Notes.(k)

4.4.4	Fourth Supplemental Note Indenture, dated as of November 30, 2020, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX España, S.A. and New Sunward Holding B.V., as guarantors, and The Bank of New York, as trustee, supplementing the Note Indenture, dated as of May 9, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s €730,000,000 Callable Perpetual Dual-Currency Notes.(l)

4.5	Amendment and Restatement Deed, dated July 19, 2017, by and among CEMEX, S.A.B. de C.V. and certain of its subsidiaries, the Intra-Group Lenders (as named therein), Citibank Europe plc, UK Branch (formerly Citibank International Ltd), as Facilities Agent, and Wilmington Trust (London) Limited, as Security Agent, relating to the Intercreditor Agreement, dated September 17, 2012 and amended October 31, 2014, and July 23, 2015.(i)

4.6	Swiss law Share Pledge over 1,938,958,014 shares in CEMEX Innovation Holding Ltd. (formerly known as CEMEX TRADEMARKS HOLDING Ltd.), dated September 17, 2012, among CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., Interamerican Investments Inc. and Empresas Tolteca de México, S.A. de C.V. (as Pledgors) and Wilmington Trust (London) Limited (as Pledgee).(c)

4.6.1	Security Confirmation Agreement of Swiss law Share Pledge over 1,938,958,014 shares in CEMEX Innovation Holding Ltd. (formerly known as CEMEX TRADEMARKS HOLDING Ltd.), dated July 23, 2015, among CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., Interamerican Investments Inc. and Empresas Tolteca de México, S.A. de C.V. (as Pledgors) and Wilmington Trust (London) Limited (as Pledgee).(g)

4.6.2	Security Confirmation Agreement of Swiss law Share Pledge over 1,938,958,014 shares in CEMEX Innovation Holding Ltd. (formerly known as CEMEX TRADEMARKS HOLDING Ltd.), dated July 19, 2017, among CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., Interamerican Investments Inc. and Empresas Tolteca de México, S.A. de C.V. (as Pledgors) and Wilmington Trust (London) Limited (as Pledgee).(i)

4.6.3	Swiss law Share Pledge over 8,424,037 shares in CEMEX Innovation Holding Ltd. (formerly known as CEMEX TRADEMARKS HOLDING Ltd.), dated July 19, 2017, between CEMEX, S.A.B. de C.V. (as Pledgor) and Wilmington Trust (London) Limited (as Security Agent).(i)

4.6.4	Security Confirmation Agreement of Swiss law Share Pledge over 1,947,382,051 shares in CEMEX Innovation Holding Ltd. (formerly known as CEMEX TRADEMARKS HOLDING Ltd.), dated April 2, 2019, among CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., Interamerican Investments Inc. and Empresas Tolteca de México, S.A. de C.V. (as Pledgors) and Wilmington Trust (London) Limited (as Pledgee).(j)

4.6.5	Amendment and Security Confirmation Agreement of Swiss law Share Pledge over 1,947,382,051 shares in CEMEX Innovation Holding Ltd. (formerly known as CEMEX TRADEMARKS HOLDING Ltd.), dated October 13, 2020, among CEMEX, S.A.B. de C.V. and Interamerican Investments, Inc. (as Pledgors) and Wilmington Trust (London) Limited (as Pledgee).(l)

4.7	Spanish law Share Pledge over the shares in CEMEX España, S.A., dated November 8, 2012, among New Sunward Holding B.V., CEMEX, S.A.B. de C.V., CEMEX España, S.A. and Wilmington Trust (London) Limited (as Security Agent).(c)

4.7.1	Extension Agreement to Spanish law Share Pledge over the shares in CEMEX España, S.A., dated July 19, 2017, among New Sunward Holding B.V., CEMEX, S.A.B. de C.V., CEMEX España, S.A., Wilmington Trust (London) Limited (as Security Agent), Banco Bilbao Vizcaya Argentaria, S.A. (as Custodian) and the Secured Parties (as defined therein).(i)

4.7.2	Extension Agreement to Spanish law Share Pledge over the shares in CEMEX España, S.A., dated July 31, 2020, among New Sunward Holding B.V., CEMEX, S.A.B. de C.V., CEMEX España, S.A., Wilmington Trust (London) Limited (as Security Agent), Banco Bilbao Vizcaya Argentaria, S.A. (as Custodian) and the Secured Parties (as defined therein).(l)

4.7.3	Extension Agreement to Spanish law Share Pledge over the shares in CEMEX España, S.A., dated October 19, 2020, among New Sunward Holding B.V., CEMEX, S.A.B. de C.V., CEMEX España, S.A., Wilmington Trust (London) Limited (as Security Agent), Banco Bilbao Vizcaya Argentaria, S.A. (as Custodian) and the Secured Parties (as defined therein).(l)

4.7.4	Subrogation and Ratification Agreement to Spanish law Share Pledge over the shares in CEMEX España, S.A., dated December 23, 2020, among CEMEX Operaciones México, S.A. de C.V., CEMEX Innovation Holding Ltd., CEMEX, S.A.B. de C.V., CEMEX España, S.A., Wilmington Trust (London) Limited (as Security Agent), Banco Bilbao Vizcaya Argentaria, S.A. (as Custodian) and the Secured Parties (as defined therein).(l)

4.8	English translation of the Second Amendment and Restatement Agreement of the Mexican law Security Trust Agreement, dated July 25, 2017, entered into by CEMEX, S.A.B. de C.V., Empresas Tolteca de Mexico, S.A. de C.V., CEMEX Central, S.A. de C.V., Interamerican Investments Inc., Cemex México, S.A. de. C.V., and CEMEX Operaciones México, S.A. de C.V., regarding the shares that each of them owned in: CEMEX México, S.A. de C.V. and CEMEX Operaciones México, S.A. de C.V.(i)

4.9	Indenture, dated as of September 11, 2014, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,100,000,000 aggregate principal amount of 5.700% Dollar-Denominated Senior Secured Notes due 2025.(f)

4.10	English Translation of Accession Deed, dated September 11, 2014, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of $1,100,000,000 aggregate principal amount of 5.700% Dollar-Denominated Senior Secured Notes due 2025.(f)

4.11	Indenture, dated as of December 5, 2017, among CEMEX, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, in connection with the issuance of €650,000,000 aggregate principal amount of 2.750% Euro-Denominated Senior Secured Notes due 2024.(i)

4.12	English Translation of Accession Deed, dated December 5, 2017, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of €650,000,000 aggregate principal amount of 2.750% Euro-Denominated Senior Secured Notes due 2024.(i)

4.13	Indenture, dated as of March 19, 2019, among CEMEX, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, in connection with the issuance of €400,000,000 aggregate principal amount of 3.125% Euro-Denominated Senior Secured Notes due 2026.(j)

4.14	English Translation of Accession Deed, dated March 19, 2019, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of €400,000,000 aggregate principal amount of 3.125% Euro-Denominated Senior Secured Notes due 2026.(j)

4.15	Amendment and Restatement Agreement, dated as of November 4, 2019, by and among CEMEX S.A.B. de C.V. and certain of its subsidiaries, the financial institutions named therein as Original Lenders, Citibank Europe, plc, UK Branch, as Agent, and Wilmington Trust (London) Limited, as Security Agent, relating to the Facilities Agreement, dated July 19, 2017.(k)

4.16	Indenture, dated as of November 19, 2019, among CEMEX, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,000,000,000 aggregate principal amount of 5.450% Senior Secured Notes due 2029.(k)

4.17	English Translation of Accession Deed, dated November 19, 2019, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of $1,000,000,000 aggregate principal amount of 5.450% Senior Secured Notes due 2029.(k)

4.18	English Translation of Share Pledges Extension Agreement, dated April 9, 2019, among CEMEX, S.A.B. de C.V., CEMEX España, S.A., New Sunward Holding B.V., Wilmington Trust (London) Limited (as Security Agent) and the Secured Parties (as defined therein).(k)

4.19	Indenture, dated as of June 5, 2020, among CEMEX, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,000,000,000 aggregate principal amount of 7.375% Senior Secured Notes due 2027.(l)

4.20	English Translation of Accession Deed, dated June 5, 2020, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of $1,000,000,000 aggregate principal amount of 7.375% Senior Secured Notes due 2027.(l)

4.21	Indenture, dated as of September 17, 2020, among CEMEX, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,000,000,000 aggregate principal amount of 5.200% Senior Secured Notes due 2030.(l)

4.22	English Translation of Accession Deed, dated September 17, 2020, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of $1,000,000,000 aggregate principal amount of 5.200% Senior Secured Notes due 2030.(l)

4.23	Amendment and Restatement Agreement, dated as of May 22, 2020, by and among CEMEX S.A.B. de C.V. and certain of its subsidiaries, the financial institutions named therein as Original Lenders, Citibank Europe, plc, UK Branch, as Agent, and Wilmington Trust (London) Limited, as Security Agent, relating to the Facilities Agreement, dated July 19, 2017.(l)

4.24	Amendment and Restatement Agreement, dated as of October 13, 2020, by and among CEMEX S.A.B. de C.V. and certain of its subsidiaries, the financial institutions named therein as Original Lenders, Citibank Europe, plc, UK Branch, as Agent, and Wilmington Trust (London) Limited, as Security Agent, relating to the Facilities Agreement, dated July 19, 2017.(l)

4.29	Indenture, dated as of January 12, 2021, among CEMEX, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,750,000,000 aggregate principal amount of 3.875% Senior Secured Notes due 2031.(l)

4.30	English Translation of Accession Deed, dated January 15, 2021, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of $1,750,000,000 aggregate principal amount of 3.875% Senior Secured Notes due 2031.(l)

8.1	List of subsidiaries of CEMEX, S.A.B. de C.V.(l)

12.1	Certification of the Principal Executive Officer of CEMEX, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(l)

12.2	Certification of the Principal Financial Officer of CEMEX, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(l)

13.1	Certification of the Principal Executive and Financial Officers of CEMEX, S.A.B. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(l)

14.1	Consent of KPMG Cárdenas Dosal, S.C. to the incorporation by reference into the effective registration statements of CEMEX, S.A.B. de C.V. under the Securities Act of their report with respect to the consolidated financial statements of CEMEX, S.A.B. de C.V., which appears in this annual report.(l)

15.1	Mine safety and health administration safety data.(l)

101. INS	XBRL Instance Document.(l)

101. SCH	XBRL Taxonomy Extension Schema Document.(l)

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.(l)

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.(l)

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.(l)

101. DEF	XBRL Taxonomy Extension Definition Document.(l)

(a)	Incorporated by reference to the Registration Statement on Form F-4 of CEMEX, S.A.B. de C.V. (Registration No. 333-10682), filed with the SEC on August 10, 1999.
(b)	Incorporated by reference to the 2009 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on June 30, 2010.
(c)	Incorporated by reference to the 2012 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 23, 2013.
(d)	Incorporated by reference to the 2013 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 28, 2014.
(e)	Incorporated by reference to the Registration Statement on Form F-6 of CEMEX, S.A.B. de C.V. (Registration No. 333-174743), filed with the SEC on June 6, 2011.
(f)	Incorporated by reference to the 2014 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 27, 2015.
(g)	Incorporated by reference to the 2015 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 22, 2016.
(h)	Incorporated by reference to the 2016 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 28, 2017.
(i)	Incorporated by reference to the 2017 annual report on Form 20-F of CEMEX, S.A.B. de C. V. filed with the SEC on April 30, 2018.
(j)	Incorporated by reference to the 2018 annual report on Form 20-F of CEMEX, S.A.B. de C. V. filed with the SEC on April 25, 2019.
(k)	Incorporated by reference to the 2019 annual report on Form 20-F of CEMEX, S.A.B. de C. V. filed with the SEC on April 29, 2020.
(l)	Filed herewith.
(p)	This was a paper filing, and it is not available on the SEC website.

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

Date: April 23, 2021

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Operations

(Millions of U.S. dollars, except for earnings per share)

			Years ended December 31,
	Notes		2020	2019	2018
Revenues	4	$	12,970	13,130	13,531
Cost of sales	3.16		(8,791)	(8,825)	(8,849)

Gross profit			4,179	4,305	4,682
Operating expenses	3.16, 6		(2,836)	(2,972)	(2,979)

Operating earnings before other expenses, net	3.1		1,343	1,333	1,703
Other expenses, net	7		(1,779)	(347)	(296)

Operating earnings (loss)			(436)	986	1,407
Financial expense	8.1, 17		(777)	(711)	(722)
Financial income and other items, net	8.2		(110)	(71)	(2)
Share of profit of equity accounted investees	14.1		49	49	34

Earnings (loss) before income tax			(1,274)	253	717
Income tax	20		(52)	(162)	(224)

Net income (loss) from continuing operations			(1,326)	91	493
Discontinued operations	5.2		(120)	88	77

CONSOLIDATED NET INCOME (LOSS)			(1,446)	179	570
Non-controlling interest net income			21	36	42

CONTROLLING INTEREST NET INCOME (LOSS)		$	(1,467)	143	528

Basic earnings (loss) per share	23	$	(0.0332)	0.0031	0.0114
Basic earnings (loss) per share from continuing operations	23	$	(0.0305)	0.0012	0.0098
Diluted earnings (loss) per share	23	$	(0.0332)	0.0031	0.0114
Diluted earnings (loss) per share from continuing operations	23	$	(0.0305)	0.0012	0.0098

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

(Millions of U.S. dollars)

			Years ended December 31,
	Notes		2020	2019	2018
CONSOLIDATED NET INCOME (LOSS)		$	(1,446)	179	570
Items that will not be reclassified subsequently to the statement of operations
Net actuarial gains (losses) from remeasurements of defined benefit pension plans	19		(199)	(210)	176
Effects from strategic equity investments	14.2		—	(8)	(3)
Income tax recognized directly in other comprehensive income	20		41	29	(31)

			(158)	(189)	142

Items that are or may be reclassified subsequently to the statement of operations
Derivative financial instruments designated as cash flow hedges	17.4		(5)	(137)	(119)
Currency translation results of foreign subsidiaries	21.2		(204)	60	(91)
Income tax recognized directly in other comprehensive income	20		19	49	43

			(190)	(28)	(167)

Total items of other comprehensive income, net			(348)	(217)	(25)

TOTAL COMPREHENSIVE INCOME (LOSS)			(1,794)	(38)	545
Non-controlling interest comprehensive income (loss)			(181)	(69)	1

CONTROLLING INTEREST COMPREHENSIVE INCOME (LOSS)		$	(1,613)	31	544

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

(Millions of U.S. dollars)

			December 31,
	Notes		2020	2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9	$	950	788
Trade accounts receivable	10		1,533	1,521
Other accounts receivable	11		477	325
Inventories	12		971	989
Assets held for sale	13.1		187	839
Other current assets	13.2		117	117

Total current assets			4,235	4,579

NON-CURRENT ASSETS
Equity accounted investees	14.1		510	481
Other investments and non-current accounts receivable	14.2		275	236
Property, machinery and equipment, net and assets for the right-of-use, net	15		11,413	11,850
Goodwill and intangible assets, net	16		10,252	11,590
Deferred income tax assets	20.2		740	627

Total non-current assets			23,190	24,784

TOTAL ASSETS		$	27,425	29,363

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current debt	17.1	$	179	62
Other financial obligations	17.2		879	1,381
Trade payables			2,571	2,526
Income tax payable			445	219
Other current liabilities	18.1		1,272	1,184
Liabilities directly related to assets held for sale	13.1		6	37

Total current liabilities			5,352	5,409

NON-CURRENT LIABILITIES
Non-current debt	17.1		9,160	9,303
Other financial obligations	17.2		967	1,044
Employee benefits	19		1,339	1,138
Deferred income tax liabilities	20.2		658	720
Other non-current liabilities	18.2		997	925

Total non-current liabilities			13,121	13,130

TOTAL LIABILITIES			18,473	18,539

STOCKHOLDERS’ EQUITY
Controlling interest:
Common stock and additional paid-in capital	21.1		7,893	10,424
Other equity reserves	21.2		(2,453)	(2,724)
Retained earnings	21.3		2,635	1,621

Total controlling interest			8,075	9,321
Non-controlling interest and perpetual debentures	21.4		877	1,503

TOTAL STOCKHOLDERS’ EQUITY			8,952	10,824

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$	27,425	29,363

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

			Years ended December 31,
	Notes		2020	2019	2018
OPERATING ACTIVITIES
Consolidated net income (loss)		$	(1,446)	179	570
Discontinued operations			(120)	88	77

Net income (loss) from continuing operations			(1,326)	91	493
Non-cash items:
Depreciation and amortization of assets	6		1,117	1,045	982
Impairment losses of longed-lived assets	7		1,520	64	62
Share of profit of equity accounted investees	14.1		(49)	(49)	(34)
Results on sale of subsidiaries, other disposal groups and others			(4)	(49)	(13)
Financial expense, financial income and other items, net			887	782	724
Income taxes	20		52	162	224
Changes in working capital, excluding income taxes			197	98	(55)

Cash flow provided by operating activities from continuing operations			2,394	2,144	2,383

Interest and coupons on perpetual debentures paid	21.4		(703)	(694)	(741)
Income taxes paid			(128)	(168)	(207)

Net cash flow provided by operating activities from continuing operations			1,563	1,282	1,435
Net cash flow provided by operating activities from discontinued operations			15	71	132

Net cash flows provided by operating activities			1,578	1,353	1,567

INVESTING ACTIVITIES
Purchase of property, machinery and equipment, net	15		(538)	(651)	(601)
Disposal (acquisition) of subsidiaries and other disposal groups, net	5, 14.1		628	500	(26)
Intangible assets	16		(53)	(116)	(187)
Non-current assets and others, net			51	5	(1)

Net cash flows used in investing activities			88	(262)	(815)

FINANCING ACTIVITIES
Proceeds from new debt instruments	17.1		4,210	3,331	2,325
Debt repayments	17.1		(4,572)	(3,284)	(2,745)
Other financial obligations, net	17.2		(794)	(233)	(578)
Shares repurchase program	21.1		(83)	(50)	(75)
Decrease in non-controlling interests	21.4		(105)	(31)	—
Derivative financial instruments			12	(56)	20
Securitization of trade receivables			(26)	(6)	32
Dividends paid			—	(150)	—
Non-current liabilities, net			(138)	(96)	(142)

Net cash flows used in financing activities			(1,496)	(575)	(1,163)

Increase (decrease) in cash and cash equivalents from continuing operations			155	445	(543)
Increase in cash and cash equivalents from discontinued operations			15	71	132
Foreign currency translation effect on cash			(8)	(37)	21
Cash and cash equivalents at beginning of period			788	309	699

CASH AND CASH EQUIVALENTS AT END OF PERIOD	9	$	950	788	309

Changes in working capital, excluding income taxes:
Trade receivables			$25	(8)	15
Other accounts receivable and other assets			(22)	33	(82)
Inventories			24	96	(148)
Trade payables			20	(41)	231
Other accounts payable and accrued expenses			150	18	(71)

Changes in working capital, excluding income taxes		$	197	98	(55)

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Statements of Changes in Stockholders’ Equity

(Millions of U.S. dollars)

	Notes		Common stock	Additional paid-in capital	Other equity reserves	Retained earnings	Total controlling interest	Non-controlling interest	Total stockholders’ equity
Balance as of January 1, 2018		$	318	9,979	(2,385)	1,094	9,006	1,571	10,577
Net income for the period			—	—	—	528	528	42	570
Other comprehensive income (loss) for the period	21.2		—	—	16	—	16	(41)	(25)

Total other comprehensive income (loss) for the period			—	—	16	528	544	1	545
Own shares purchased under share repurchase program	21.1		—	—	(75)	—	(75)	—	(75)
Share-based compensation	22		—	34	1	—	35	—	35
Coupons paid on perpetual debentures			—	—	(29)	—	(29)	—	(29)

Balance as of December 31, 2018			318	10,013	(2,472)	1,622	9,481	1,572	11,053
Effects from adoption of IFRIC 23			—	—	—	6	6	—	6

Balance as of January 1, 2019			318	10,013	(2,472)	1,628	9,487	1,572	11,059
Net income for the period			—	—	—	143	143	36	179
Other comprehensive income (loss) for the period			—	—	(112)	—	(112)	(105)	(217)

Total other comprehensive income (loss) for the period	21.2		—	—	(112)	143	31	(69)	(38)
Dividends	21.1		—	—	—	(150)	(150)	—	(150)
Effects of mandatorily convertible securities			—	151	(151)	—	—	—	—
Own shares purchased under share repurchase program	21.1		—	(75)	25	—	(50)	—	(50)
Share-based compensation	22		—	17	15	—	32	—	32
Coupons paid on perpetual debentures			—	—	(29)	—	(29)	—	(29)

Balance as of December 31, 2019			318	10,106	(2,724)	1,621	9,321	1,503	10,824
Net loss for the period			—	—	—	(1,467)	(1,467)	21	(1,446)
Other comprehensive income (loss) for the period			—	—	(146)	—	(146)	(202)	(348)

Total of other comprehensive income (loss) for the period	21.2		—	—	(146)	(1,467)	(1,613)	(181)	(1,794)
Own shares purchased under share repurchase program	21.1		—	(50)	(33)	—	(83)	—	(83)
Restitution of retained earnings	21.3		—	(2,481)	—	2,481	—	—	—
Changes in non-controlling interest	21.4		—	—	445	—	445	(445)	—
Share-based compensation	22		—	—	29	—	29	—	29
Coupons paid on perpetual debentures			—	—	(24)	—	(24)	—	(24)

Balance as of December 31, 2020		$	318	7,575	(2,453)	2,635	8,075	877	8,952

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

1)	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V., founded in 1906, is a publicly traded variable stock corporation (Sociedad Anónima Bursátil de Capital Variable) organized under the laws of the United Mexican States, or Mexico, and is a holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services. In addition, CEMEX, S.A.B. de C.V. performs substantially all business and operational activities in Mexico.

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

The issuance of these consolidated financial statements was authorized by the Board of Directors of CEMEX, S.A.B. de C.V. on February 3, 2021 considering the favorable recommendation of its Audit Committee. These financial statements were approved by the Annual General Ordinary Shareholders’ Meeting of the Parent Company on March 25, 2021.

2)	RELEVANT EVENT DURING THE PERIOD AND AS OF THE ISSUANCE DATE OF THE FINANCIAL STATEMENTS

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of the novel spread of the Coronavirus SARS-CoV-2 that produces the disease called COVID-19 as a pandemic (the “COVID-19 Pandemic”). At different points in time since the outbreak of the COVID-19 Pandemic, according to and in compliance with the containment measures enacted and implemented by local governments, certain of CEMEX’s cement, ready-mix concrete and aggregates operating facilities in different parts of the world have operated with reduced volumes and, in some cases, have temporarily halted operations considering the effects of the COVID-19 Pandemic. This situation has had the following implications for the Company’s business units: (i) temporary restrictions on, or suspended access to, or shutdown, or suspension or the halt of, its manufacturing facilities, personnel shortages, production slowdowns or stoppages and disruptions in the delivery systems; (ii) disruptions or delays in the supply chains, including shortages of materials, products and services on which the Company and its businesses depend; (iii) reduced availability of land and sea transport, including labor shortages, logistics constraints and increased border controls or closures; (iv) increased cost of materials, products and services on which the Company and its businesses depend; (v) reduced investor confidence and consumer spending in the countries where the Company operates; as well as (vi) a general slowdown in economic activity, including construction, and a decrease in demand for the Company’s products and services and industry demand generally.

From the beginning of the COVID-19 Pandemic and attending official dispositions, CEMEX has implemented strict hygiene, sanitary and security measures guidelines in all its operations and modified its manufacturing, selling and distributions processes to implement physical distancing, aiming to protect the health and safety of its

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

COVID-19 Pandemic — continued

employees and their families, customers and communities. CEMEX’s operations have been affected to different degrees. In this respect, for the year 2020, since the start of the COVID-19 Pandemic, CEMEX has identified incremental costs and expenses associated with implementing and maintaining the measures of $48 (note 7).

CEMEX’s most important segments are, or have been, affected as follows:

•

In Mexico, in accordance with technical guidelines set by the government, CEMEX had initially announced on April 6, 2020, that the Company would temporarily halt all production and certain related activities in Mexico until April 30, 2020. Moreover, on April 7, 2020, CEMEX announced that the Company was permitted to resume production and related activities in Mexico to support the development of sectors designated as essential by the government during the COVID-19 Pandemic. In addition, beginning on May 14, 2020 the reopening of social, educational and economic activities were allowed, therefore, companies dedicated to construction and mining industry activities were able to resume full operations as long they complied with the applicable health and safety protocols and guidelines established by the government, as these were considered, and continued to be considered, essential activities during the current COVID-19 Pandemic health emergency in Mexico. No additional official decrees have been issued requiring the construction industry in Mexico to halt all or part of its operations.

•

In the United States, except for a few ready-mix concrete plants in the San Francisco area that were temporarily shut down, all sites that were operational before the COVID-19 Pandemic are active. During November and December of 2020, certain States in the United States continued to implement certain degrees of lockdowns, which may have an impact on our operations and demand for our products and services.

•

In CEMEX’s Europe, Middle East, Africa and Asia (“EMEAA”) region, the main effects have been experienced in Spain, the Philippines and the United Arab Emirates, where operations either operated on a limited basis or were temporarily halted. However, CEMEX’s operations in the EMEAA region in general have not been halted. Other countries have experienced negative effects on the market side, with drops in demand resulting in some temporary site closures. During November and December of 2020, certain countries like France, Germany and the United Kingdom continued to implement certain degrees of lockdowns, which may have an impact on our operations and demand for our products and services.

•

In most of CEMEX’s South America, Central America and Caribbean region, considering governmental requirements, the Company’s operations were temporarily affected. In Colombia, CEMEX temporarily halted production and related activities beginning on March 25, 2020. partially resuming from April 13 to April 27, 2020 to attend certain allowed needs. Beginning on April 27, 2020 the supply of material and supplies for infrastructure works, public works and general construction was permitted. In Panama, the closing of the Company’s operations was initially effective from March 25, 2020 through May 24, 2020, partially resuming for certain approved activities and finally, on September 4, 2020, the supply for construction works in general was allowed. In Trinidad and Tobago and Barbados operations were temporarily halted from the last week of March until May 14, 2020.

The implications negatively affected CEMEX’s financial situation and results of operations, mostly during the second quarter. During the year ended December 31, 2020, consolidated revenues decreased by 1.2% against the previous year, caused by several factors such as the decrease in sales volumes from reduced operations, as well as by the devaluation of several currencies during the period against the U.S. dollar and the intensification of competitive dynamics in some countries, among others. This decrease in revenues was partially offset by a

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

COVID-19 Pandemic — continued

reduction in cost of sales and operating costs and expenses, which decreased 0.4% and 4.6%, respectively, during the same period, because of reduced operations but also considering the strict control of expenditures. During 2020, the Company’s Operating EBITDA (operating earnings before other expenses, net, plus depreciation and amortization expenses) increased by 0.3% compared to the previous year (note 4B). In addition, considering the negative effects of the COVID-19 Pandemic and its impact on the valuation of the Company’s assets as well as the future operating plans for certain assets, in the year ended December 31, 2020, CEMEX recognized non-cash impairment losses of certain fixed assets, related operating permits and goodwill for an aggregate amount of $1,520 (notes 7, 15.1 and 16.2).

A recent World Economic Outlook report published by the International Monetary Fund, states that the COVID-19 Pandemic and its effects on supply chains, global trade, mobility of persons, business continuity, lower demand for goods and services and oil prices, have significantly increased the risk of a deep global recession and projects the global economy to contract sharply. Even though some governments and central banks have implemented monetary and fiscal policies to curb the potential adverse effects on economies and financial markets, these measures may vary by country and may not be enough to deter material adverse economic and financial effects. Even if the most severe restrictive measures have been lifted, the Company considers nonetheless that the construction activity across most of the markets in which it operates will continue to be adversely affected during some time, before returning to pre-COVID-19 Pandemic levels. The degree to which the COVID-19 Pandemic continues to affect the Company’s liquidity, financial condition and results of operations will depend on future developments, some of which are highly uncertain and cannot be predicted, including, but not limited to, the duration and continued spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and to how fast and to which extent the economic and operational conditions can return, within a new normality with limited activities, until medicines, vaccines and other treatments against the virus are authorized, produced, distributed and accessible to the general public in the countries in which the Company operates, and also to a degree, how much of the world’s population is willing to receive the vaccines.

The Company considers that, if the duration of the COVID-19 Pandemic is extended and/or its negative impacts return or are extended, as applicable, there could be significant negative effects or significant negative effects could be repeated in the future, mainly in connection with: (i) increases in estimated credit losses on trade accounts receivable (note 10); (ii) impairment of long-lived assets including goodwill (notes 16.2); (iii) foreign exchange losses related to CEMEX’s obligations denominated in foreign currency; (iv) new disruptions in the supply chains; and (v) liquidity risks to meet the Company’s short-term operational and financial obligations. The most relevant aspects regarding the potential negative effects mentioned above as of the date of approval of these consolidated financial statements as of December 31, 2020 are disclosed in the explanatory notes.

CEMEX dealt with liquidity risks during the deepest phase of suspension of activities within the COVID-19 Pandemic, maintaining sufficient cash, to the extent possible, by means of obtaining financing in the bonds market and with commercial banks. From March through September 2020, CEMEX issued notes, negotiated new loans and borrowed from its committed lines of credit a total of $3,478, of which, as of December 31, 2020 an aggregate of $2,785 had been repaid. In addition, CEMEX, S.A.B. de C.V. suspended its share repurchase program and did not pay dividends during 2020. The Company projects it will continue to generate sufficient cash flows from operations, which would enable the Company to meet its current obligations. Moreover, as of December 31, 2020, CEMEX has $1,121 available on its committed revolving line of credit (note 17.1).

In other measures, beginning on April 8, 2020 and for the rest of 2020: a) all capital expenditures not associated with the management of the COVID-19 Pandemic were suspended; b) operating expenses were incurred strictly

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

COVID-19 Pandemic — continued

according to the Company’s markets evolution and demand; c) the Company produced, to the extent permitted by quarantine measures, only the volume of products that markets demanded; and d) all corporate and global network activities not related to managing the COVID-19 crisis and basic operations were suspended. Moreover, to support the Company’s liquidity, CEMEX took the following temporary measures; starting May 1st, 2020 and for a 90-day period and subject to all applicable laws and regulations, CEMEX, S.A.B. de C.V.’s Chairman of the Board of Directors, Chief Executive Officer and the members of our Executive Committee agreed to forgo 25% of their salaries; the members of the Board of Directors of CEMEX, S.A.B. de C.V. agreed to forgo 25% of their remuneration (including with respect to the meetings that took place in April 2020); certain senior executives accepted to voluntarily forgo 15% of their monthly salaries during May, June and July 2020; and CEMEX asked other salaried employees to voluntarily defer 10% of their monthly salary during the same three-month period, with the deferred amount scheduled to be paid in full during December 2020. For hourly employees, where applicable, CEMEX worked to mitigate the effects on jobs derived from any operational shutdowns due to demand contraction or government measures derived from the COVID-19 Pandemic and economic crisis. During November 2020, all amounts forgone and/or deferred were fully reimbursed to all employees, executives and members of the Board of Directors of the Parent Company.

3)	SIGNIFICANT ACCOUNTING POLICIES

3.1)	BASIS OF PRESENTATION AND DISCLOSURE

The consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Presentation currency and definition of terms

The consolidated financial statements and the accompanying notes are presented in dollars of the United States of America (“United States”), except when specific reference is made to a different currency. When reference is made to U.S. dollars or “$” it means dollars of the United States. All amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings per share and/or prices per share. When reference is made to “Ps” or “pesos”, it means Mexican pesos. When reference is made to “€” or “euros,” it means the currency in circulation in a significant number of European Union (“EU”) countries. When reference is made to “£” or “pounds”, it means British pounds sterling. When it is deemed relevant, certain amounts in foreign currency presented in the notes to the financial statements include between parentheses a convenience translation into dollars and/or into pesos, as applicable. Previously reported convenience translations of prior years are not restated unless the transaction is still outstanding, in which case those are restated using the closing exchange rates as of the reporting date. These translations should not be construed as representations that the amounts in dollars or pesos, as applicable, represent those dollar or peso amounts or could be converted into dollar or peso at the rate indicated.

Amounts disclosed in the notes in connection with outstanding tax and/or legal proceedings (notes 20.4 and 25), which are originated in jurisdictions where currencies are different from the dollar, are presented in dollar equivalents as of the closing of the most recent year presented. Consequently, without any change in the original currency, such dollar amounts will fluctuate over time due to changes in exchange rates.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Discontinued operations (note 5.2)

Considering the disposal of entire reportable operating segments as well as the sale of significant businesses, CEMEX’s Statements of Operations present in the single line item of “Discontinued operations,” the results of: a) the assets sold in the United Kingdom for the period from January 1 to August 3, 2020 and for the years 2019 and 2018; b) the assets sold in the United States for the period from January 1 to March 3, 2020 and for the years 2019 and 2018; c) the white cement business held for sale in Spain for the years 2020, 2019 and 2018, d) the French assets sold for the period from January 1 to June 28, 2019 and for the year 2018, e) the German assets sold for the period from January 1 to May 31, 2019 and for the year 2018, f) the Baltic and Nordic businesses sold for the period from January 1 to March 29, 2019 and for the year 2018, and g) the operating segment in Brazil sold for the period from January 1 to September 27, 2018.

Statements of operations

CEMEX includes the line item titled “Operating earnings before other expenses, net” considering that it is a relevant operating measure for CEMEX’s management. The line item “Other expenses, net” consists primarily of revenues and expenses not directly related to CEMEX’s main activities, including impairment losses of long-lived assets, results on disposal of assets and restructuring costs, among others (note 7). Under IFRS, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of the statement of operations vary significantly by industry and company according to specific needs.

Considering that it is an indicator of CEMEX’s ability to internally fund capital expenditures and to measure its ability to service or incur debt under its financing agreements, for purposes of notes 5.3 and 17, CEMEX presents “Operating EBITDA” (operating earnings before other expenses, net, plus depreciation and amortization). This is not an indicator of CEMEX’s financial performance, an alternative to cash flows, a measure of liquidity or comparable to other similarly titled measures of other companies. In addition, this indicator is used by CEMEX’s management for decision-making purposes.

Statements of cash flows

The statements of cash flows exclude the following transactions that did not represent sources or uses of cash:

Financing activities:

•	In 2020, 2019 and 2018, the increases in other financing obligations in connection with lease contracts negotiated during the year for $213, $274 and $296, respectively (note 17.2); and

•

In 2020, 2019 and 2018, in connection with the CPOs issued as part of the executive share-based compensation programs (note 22), the total increases in equity for $29 in 2020, $17 in 2019 and $34 in 2018.

Investing activities:

•

In 2020, 2019 and 2018, in connection with the leases negotiated during the year, the increases in assets for the right-of-use related to lease contracts for $213, $274 and $296, respectively (note 15.2).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Newly issued IFRS adopted in the reported periods

There were new standards, interpretations and standard amendments adopted as of January 1, 2020 and 2019 prospectively, that did not result in any material impact on CEMEX´s results or financial position, and which are explained as follows:

Standard	Main topic
IFRIC 23, Uncertainty over income tax treatments (note 20.4)	Based on IFRIC 23, the income tax effects from an uncertain tax position are recognized when it is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information. For each position is considered individually its probability, regardless of its relation to any other broader tax settlement. The probability threshold represents a positive assertion by management that CEMEX is entitled to the economic benefits of a tax position. If a tax position is considered not probable of being sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the consolidated statements of operations. The adoption effect of IFRIC 23 credited to retained earnings as of January 1, 2019 was $6.

Amendments to IFRS 16, Leases, COVID-19-related rent concessions	Beginning on or after June 1, 2020, the amendment provides lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification.

Amendments to IFRS 3, Business combinations	The amendments definition of a business requires that an acquisition include an input and a substantive process that together contribute significantly to the ability to create outputs. The definition of the term “outlets” is modified to focus on goods and services provided to customers, generating investment income and other income, and excludes returns in the form of lower costs and other economic benefits. The modifications are likely to result in more acquisitions being accounted for as asset acquisitions.

Amendments to IAS 1, Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors	The amendments use a coherent definition of materiality throughout the International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 on non-material information.

Amendments to IFRS 9, IAS 39 and IFRS 7 — The Reform of the Reference Interest Rates	The amendments refer to the replacement of the Interbank Reference Rates (IBOR) and provide temporary relief to continue applying hedge accounting during the period of uncertainty before its replacement by an alternate quasi risk-free rate.

3.2)	PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include those of CEMEX, S.A.B. de C.V. and those of the entities in which the Parent Company exercises control, including structured entities (special purpose entities), by means of which

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Principles of consolidation — continued

the Parent Company, directly or indirectly, is exposed, or has rights, to variable returns from its involvement with the investee, and has the ability to affect those returns through its power over the investee’s relevant activities. Balances and operations between related parties are eliminated in consolidation.

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

3.3)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates. The items subject to significant estimates and assumptions by management include impairment tests of long-lived assets, recognition of deferred income tax assets, as well as the measurement of financial instruments at fair value, and the assets and liabilities related to employee benefits. Significant judgment is required by management to appropriately assess the amounts of these concepts.

3.4)	FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

Transactions denominated in foreign currencies are recorded in the functional currency at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the statement of financial position date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness associated with the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency, whose settlement is neither planned nor likely to occur in the foreseeable future and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against “Other equity reserves”, as part of the foreign currency translation adjustment (note 21.2) until the disposal of the foreign net investment, at which time, the accumulated amount is recognized through the statement of operations as part of the gain or loss on disposal.

The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to U.S. dollars at the closing exchange rate for statement of financial position accounts and at the closing exchange rates of each month within the period for statements of operations accounts. The functional currency is that in which each consolidated entity primarily generates and expends cash. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Foreign currency transactions and translation of foreign currency financial statements  — continued

comprehensive income for the period as part of the foreign currency translation adjustment (note 21.2) until the disposal of the net investment in the foreign subsidiary.

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

The most significant closing exchange rates for statement of financial position accounts and the approximate average exchange rates (as determined using the closing exchange rates of each month within the period) for income statement accounts for the main functional currencies to the U.S. dollar as of December 31, 2020, 2019 and 2018, were as follows:

	2020		2019		2018
Currency	Closing	Average	Closing	Average	Closing	Average
Mexican peso	19.8900	21.5766	18.9200	19.3500	19.6500	19.2583
Euro	0.8183	0.8736	0.8917	0.8941	0.8727	0.8483
British Pound Sterling	0.7313	0.7758	0.7550	0.7831	0.7843	0.7521
Colombian Peso	3,433	3,730	3,277	3,300	3,250	2,972
Philippine Peso	48.0230	49.4944	50.6350	51.5650	52.5800	52.6925

3.5)	CASH AND CASH EQUIVALENTS (note 9)

The balance in this caption is comprised of available amounts of cash and cash equivalents, mainly represented by highly liquid short-term investments, which are readily convertible into known amounts of cash, and which are not subject to significant risks of changes in their values, including overnight investments, which yield fixed returns and have maturities of less than three months from the investment date. These fixed-income investments are recorded at cost plus accrued interest. Accrued interest is included in the income statement as part of “Financial income and other items, net.”

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

3.6)	FINANCIAL INSTRUMENTS

Classification and measurement of financial instruments

Financial assets are classified as “Held to collect” and measured at amortized cost when they meet both of the following conditions and are not designated as at fair value through profit or loss: a) are held within a business

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Classification and measurement of financial instruments — continued

model whose objective is to hold assets to collect contractual cash flows; and b) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Amortized cost represents the net present value (“NPV”) of the consideration receivable or payable as of the transaction date. This classification of financial assets comprises the following captions:

•	Cash and cash equivalents (notes 3.5 and 9).

•

Trade receivables, other current accounts receivable and other current assets (notes 10 and 11). Due to their short-term nature, CEMEX initially recognizes these assets at the original invoiced or transaction amount less expected credit losses, as explained below.

•

Trade receivables sold under securitization programs, in which certain residual interest in the trade receivables sold in case of recovery failure and continued involvement in such assets is maintained, do not qualify for derecognition and are maintained in the statement of financial position (notes 10 and 17.2).

•

Investments and non-current accounts receivable (note 14.2). Subsequent changes in effects from amortized cost are recognized in the income statement as part of “Financial income and other items, net”.

Certain strategic investments are measured at fair value through other comprehensive income within “Other equity reserves” (note 14.2). CEMEX does not maintain financial assets “Held to collect and sell” whose business model has the objective of collecting contractual cash flows and then selling those financial assets.

The financial assets that are not classified as “Held to collect” or that do not have strategic characteristics fall into the residual category of held at fair value through the income statement as part of “Financial income and other items, net” (note 14.2).

Debt instruments and other financial obligations are classified as “Loans” and measured at amortized cost (notes 17.1 and 17.2). Interest accrued on financial instruments is recognized within “Other accounts payable and accrued expenses” against financial expense. During the reported periods, CEMEX did not have financial liabilities voluntarily recognized at fair value or associated with fair value hedge strategies with derivative financial instruments.

Derivative financial instruments are recognized as assets or liabilities in the statement of financial position at their estimated fair values, and the changes in such fair values are recognized in the income statement within “Financial income and other items, net” for the period in which they occur, except in the case of hedging instruments as described below (note 17.4).

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

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

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

Leases (notes 3.8, 15 and 17.2)

At the inception of a lease contract, CEMEX assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. CEMEX uses the definition of a lease in IFRS 16, Leases (“IFRS 16”) to assess whether a contract conveys the right to control the use of an identified asset.

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

The lease liability is measured at amortized cost using the effective interest method as payments are incurred and is remeasured when: a) there is a change in future lease payments arising from a change in an index or rate, b) if there is a change in the amount expected to be payable under a residual guarantee, c) if the Company changes its assessment of whether it will exercise a purchase, extension or termination option, or d) if there is a revised in-substance fixed lease payment. When the lease liability is remeasured, an adjustment is made to the carrying amount of the asset for the right-of-use or is recognized within “Financial income and other items, net” if such asset has been reduced to zero.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Financial instruments with components of both liabilities and equity (note 17.2)

Financial instruments that contain components of both liability and equity, such as notes convertible into a fixed number of the issuer’s shares and denominated its same functional currency, are accounted for by each component being recognized separately in the statement of financial position according to the specific characteristics of each transaction. In the case of instruments mandatorily convertible into shares of the issuer, the liability component represents the NPV of interest payments on the principal amount using a market interest rate, without assuming early conversion, and is recognized within “Other financial obligations,” whereas the equity component represents the difference between the principal amount and the liability component, and is recognized within “Other equity reserves”, net of commissions. In the case of instruments that are optionally convertible into a fixed number of shares, the equity component represents the difference between the total proceeds received for issuing the financial instruments and the fair value of the financial liability component (note 3.14). When the transaction is denominated in a currency different than the functional currency of the issuer, the conversion option is accounted for as a derivative financial instrument at fair value in the income statement.

Hedging instruments (note 17.4)

A hedging relationship is established to the extent the entity considers, based on the analysis of the overall characteristics of the hedging and hedged items, that the hedge will be highly effective in the future and the hedge relationship at inception is aligned with the entity’s reported risk management strategy (note 17.5). The accounting categories of hedging instruments are: a) cash flow hedge; b) fair value hedge of an asset or forecasted transaction; and c) hedge of a net investment in a subsidiary.

In cash flow hedges, the effective portion of changes in fair value of derivative instruments are recognized in stockholders’ equity within other equity reserves and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. In hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result within “Other equity reserves” (note 3.4), whose reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, CEMEX did not have derivatives designated as fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX believes the risk of non-performance of the obligations agreed to by such counterparties to be minimal.

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

Put options granted for the purchase of non-controlling interests

Under IFRS 9, represent agreements by means of which a non-controlling interest has the right to sell, at a future date using a predefined price formula or at fair market value, its shares in a consolidated subsidiary. When the obligation should be settled in cash or through the delivery of another financial asset, an entity should recognize a liability for the NPV of the redemption amount as of the reporting date against the controlling interest within

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Put options granted for the purchase of non-controlling interests — continued

stockholders’ equity. A liability is not recognized under these agreements when the redemption amount is determined at fair market value at the exercise date and the entity has the election to settle using its own shares. As of December 31, 2020 and 2019, CEMEX did not have written put options.

Fair value measurements (note 17.3)

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

The three levels of the fair value hierarchy are as follows:

•

Level 1.- represent quoted prices (unadjusted) in active markets for identical assets or liabilities that CEMEX can access at the measurement date. A quoted price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.

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

3.7)	INVENTORIES (note 12)

Inventories are valued using the lower of cost or net realizable value. The cost of inventories is based on weighted average cost formula and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. CEMEX analyzes its inventory balances to determine if, because of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value. In such cases, these adjustments are recognized against the results of the period. Advances to suppliers of inventory are presented as part of other current assets.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

3.8)	PROPERTY, MACHINERY AND EQUIPMENT AND ASSETS FOR THE RIGHT-OF-USE (note 15)

Property, machinery and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and accumulated impairment losses. Depreciation of fixed assets is recognized as part of cost and operating expenses (note 6) and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production method. As of December 31, 2020, the average useful lives by category of fixed assets, which are reviewed at each reporting date and adjusted if appropriate, were as follows:

Years
Administrative buildings	31
Industrial buildings	26
Machinery and equipment in plant	15
Ready-mix trucks and motor vehicles	9
Office equipment and other assets	6

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

All waste removal costs or stripping costs incurred in the operative phase of a surface mine to access the mineral reserves are recognized as part of the carrying amount of the related quarries. The capitalized amounts are further amortized over the expected useful life of exposed ore body based on the units-of-production method.

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

3.9)	BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS (notes 5.1 and 16)

Business combinations are recognized using the acquisition method, by allocating the consideration transferred to assume control of the entity to all assets acquired and liabilities assumed, based on their estimated fair values as

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Business combinations, goodwill and other intangible assets — continued

of the acquisition date. Intangible assets acquired are identified and recognized at fair value. Any unallocated portion of the purchase price represents goodwill, which is not amortized and is subject to periodic impairment tests (note 3.10). Goodwill may be adjusted for any change to the preliminary assessment given to the assets acquired and/or liabilities assumed within the twelve-month period after purchase. Costs associated with the acquisition are expensed in the income statement as incurred.

CEMEX capitalizes intangible assets acquired, as well as costs incurred in the development of intangible assets, when probable future economic benefits associated are identified and there is evidence of control over such benefits. Intangible assets are recognized at their acquisition or development cost, as applicable. Indefinite life intangible assets are not amortized since the period in which the benefits associated with such intangibles will terminate cannot be accurately established. Definite life intangible assets are amortized on a straight-line basis as part of operating costs and expenses (note 6).

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

CEMEX’s extraction rights have weighted-average useful lives of 83 years, depending on the sector and the expected life of the related reserves. As of December 31, 2020, except for extraction rights and/or as otherwise indicated, CEMEX’s intangible assets are amortized on a straight-line basis over their useful lives that range on average from 3 to 20 years.

3.10)	IMPAIRMENT OF LONG-LIVED ASSETS (notes 15 and 16)

Property, machinery and equipment, assets for the right-of-use, intangible assets of definite life and other investments

These assets are tested for impairment upon the occurrence of internal or external indicators of impairment, such as changes in CEMEX’s operating business model or in technology that affect the asset, or expectations of lower operating results, to determine whether their carrying amounts may not be recovered. An impairment loss is recorded in the income statement for the period within “Other expenses, net,” for the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value less costs to sell the asset, as generally determined by an external appraiser, and the asset’s value in use, the latter represented by the NPV of estimated cash flows related to the use and eventual disposal of the asset. The main assumptions utilized to develop estimates of NPV are a discount rate that reflects the risk of the cash flows associated with the assets

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Property, machinery and equipment, assets for the right-of-use, intangible assets of definite life and other investments — continued

and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third-party expectations of industry growth, such as governmental agencies or industry chambers.

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

Impairment of long-lived assets – Goodwill

The reportable segments reported by CEMEX (note 5.3), represent CEMEX’s groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment, considering: a) that after the acquisition, goodwill was allocated at the level of the reportable segment; b) that the operating components that comprise the reported segment have similar economic characteristics; c) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; d) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; e) the vertical integration in the value chain of the products comprising each component; f) the type of clients, which are substantially similar in all components; g) the operative integration among components; and h) that the compensation system of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components. In addition, the country level represents the lowest level within CEMEX at which goodwill is monitored for internal management purposes.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Impairment of long-lived assets – Goodwill — continued

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

3.11)	PROVISIONS

CEMEX recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would require cash outflows, or the delivery of other resources owned by the Company. As of December 31, 2020 and 2019, some significant proceedings that gave rise to a portion of the carrying amount of CEMEX’s other current and non-current liabilities and provisions are detailed in note 25.1.

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

Asset retirement obligations (note 18)

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Costs related to remediation of the environment (notes 18 and 25)

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

Contingencies and commitments (notes 24 and 25)

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

3.12)	PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS (note 19)

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Defined benefit pension plans and other post-employment benefits — continued

The effects from modifications to the pension plans that affect the cost of past services are recognized within operating costs and expenses over the period in which such modifications become effective to the employees or without delay if changes are effective immediately. Likewise, the effects from curtailments and/or settlements of obligations occurring during the period, associated with events that significantly reduce the cost of future services and/or significantly reduce the population subject to pension benefits, respectively, are recognized within operating costs and expenses.

Termination benefits

Termination benefits, not associated with a restructuring event, which mainly represent severance payments by law, are recognized in the operating results for the period in which they are incurred.

3.13)	INCOME TAXES (note 20)

The effects reflected in the income statement for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary, reflecting uncertainty in income tax treatments, if any. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate or substantively enacted by the end of the reporting period to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax assets such as loss carryforwards and other recoverable taxes, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow the way in which CEMEX expects to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

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

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Income taxes — continued

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

The effective income tax rate is determined dividing the line item “Income tax” by the line item “Earnings before income tax.” This effective tax rate is further reconciled to CEMEX’s statutory tax rate applicable in Mexico (note 20.3). A significant effect in CEMEX’s effective tax rate and consequently in the reconciliation of CEMEX’s effective tax rate, relates to the difference between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates.

For the years ended December 31, 2020, 2019 and 2018, the statutory tax rates in CEMEX’s main operations were as follows:

Country	2020	2019	2018
Mexico	30.0%	30.0%	30.0%
United States	21.0%	21.0%	21.0%
United Kingdom	19.0%	19.3%	19.3%
France	32.0%	34.4%	34.4%
Germany	28.2%	28.2%	28.2%
Spain	25.0%	25.0%	25.0%
Philippines	30.0%	30.0%	30.0%
Colombia	32.0%	33.0%	37.0%
Others	9.0% – 30.0%	7.8% – 35.0%	7.8% – 39.0%

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

3.14)	STOCKHOLDERS’ EQUITY

Common stock and additional paid-in capital (note 21.1)

These items represent the value of stockholders’ contributions, and include increases related to the capitalization of retained earnings and the recognition of executive compensation programs in CEMEX, S.A.B. de C.V.’s CPOs as well as decreases associated with the restitution of retained earnings.

Other equity reserves (note 21.2)

Groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity, and includes the comprehensive income, which reflects certain changes in stockholders’

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Other equity reserves — continued

equity that do not result from investments by owners and distributions to owners. The most significant items within “Other equity reserves” during the reported periods are as follows:

Items of “Other equity reserves” included within other comprehensive income:

•

Currency translation effects from the translation of foreign subsidiaries, net of: a) exchange results from foreign currency debt directly related to the acquisition of foreign subsidiaries; and b) exchange results from foreign currency related parties’ balances that are of a non-current investment class (note 3.4);

•

The effective portion of the valuation and liquidation effects from derivative financial instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 3.6);

•	Changes in fair value of other investments in strategic securities (note 3.6); and

•	Current and deferred income taxes during the period arising from items whose effects are directly recognized in stockholders’ equity.

Items of “Other equity reserves” not included in comprehensive income:

•	Effects related to controlling stockholders’ equity for changes or transactions affecting non-controlling interest stockholders in CEMEX’s consolidated subsidiaries;

•

Effects attributable to controlling stockholders’ equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid on perpetual debentures;

•

The equity component of securities which are mandatorily or optionally convertible into shares of the Parent Company (notes 3.6 and 17.2). Upon conversion, this amount will be reclassified to common stock and additional paid-in capital; and

•	The cancellation of the Parent Company’s shares held by consolidated entities.

Retained earnings (note 21.3)

Retained earnings represent the cumulative net results of prior years, net of: a) dividends declared; b) capitalization of retained earnings; c) restitution of retained earnings when applicable; and d) cumulative effects from adoption of new IFRS.

Non-controlling interest and perpetual debentures (note 21.4)

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

3.15)	REVENUE RECOGNITION (note 4)

Revenue is recognized at a point in time or over time in the amount of the price, before tax on sales, expected to be received for goods and services supplied because of ordinary activities, as contractual performance obligations

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Revenue recognition — continued

are fulfilled, and control of goods and services passes to the customer. Revenues are decreased by any trade discounts or volume rebates granted to customers. Transactions between related parties are eliminated in consolidation. Variable consideration is recognized when it is highly probable that a significant reversal in the amount of cumulative revenue recognized for the contract will not occur and is measured using the expected value or the most likely amount method, whichever is expected to better predict the amount based on the terms and conditions of the contract.

Revenue and costs from trading activities, in which CEMEX acquires finished goods from a third party and subsequently sells the goods to another third-party, are recognized on a gross basis, considering that CEMEX assumes ownership risks on the goods purchased, not acting as agent or broker.

When revenue is earned over time as contractual performance obligations are satisfied, which is the case of construction contracts, CEMEX applies the stage of completion method to measure revenue, which represents: a) the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs; b) the surveys of work performed; or c) the physical proportion of the contract work completed; whichever better reflects the percentage of completion under the specific circumstances. Revenue related to such construction contracts is recognized in the period in which the work is performed by reference to the contract’s stage of completion at the end of the period, considering that the following have been defined: a) each party’s enforceable rights regarding the asset under construction; b) the consideration to be exchanged; c) the manner and terms of settlement; d) actual costs incurred and contract costs required to complete the asset are effectively controlled; and e) it is probable that the economic benefits associated with the contract will flow to the entity.

Progress payments and advances received from customers do not reflect the work performed and are recognized as short-term or long-term advanced payments, as appropriate.

3.16)	COST OF SALES AND OPERATING EXPENSES (note 6)

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

3.17)	EXECUTIVE SHARE-BASED COMPENSATION (note 22)

Share-based payments to executives are defined as equity instruments when services received from employees are settled by delivering shares of the Parent Company and/or a subsidiary; or as liability instruments when

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Executive share-based compensation — continued

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

3.18)	EMISSIONS OF CARBON DIOXIDE (“CO2”)

The cement industry releases CO2 as part of the production process. In certain countries where CEMEX operates, such as EU countries, mechanisms aimed at reducing carbon dioxide emissions have been established by means of which, the relevant environmental authorities grant annually certain number of emission rights (“certificates”) so far free of cost to the different industries releasing CO2. Industries in turn must submit to such environmental authorities at the end of a compliance period, certificates for a volume equivalent to the tons of CO2 released. Companies must obtain additional certificates to meet deficits between actual CO2 emissions during the compliance period and certificates received, or they can dispose of any surplus of certificates in the market. In addition, the United Nations Framework Convention on Climate Change (“UNFCCC”) granted Certified Emission Reductions (“CERs”) to qualified CO2 emission reduction projects. Until the compliance phase that finalized in 2020, CERs could be used in specified proportions to settle emission rights obligations in the EU. In the current phase from 2021 to 2030, CERs are no longer valid to settle emission rights obligations in the EU. Nonetheless, CEMEX actively participates in the development of projects aimed to reduce CO2 emissions, some of which have been awarded with CERs. In general, failure to meet the emissions caps is subject to significant monetary penalties. The cap is reduced over time so that the total volume of emissions will decrease.

Further to the strategy to address climate change that CEMEX announced in February 2020, on December 3, 2020, CEMEX hosted a Climate Action panel to present the progress on climate action and the roadmap to achieve the Company’s 2030 and 2050 goals, which are mainly a 35% reduction in CO2 emissions and delivery of net-zero CO2 concrete for all products and geographies, respectively (unaudited). The 35% CO2 emissions reductions target by 2030 is aligned with the Science-Based Targets initiative (“SBTi”) methodology. SBTi drives ambitious climate action in the private sector by enabling companies to set science-based emissions reductions targets. To meet this target, this objective has been included in the variable compensation of senior management and CEMEX has detailed CO2 roadmaps developed for each cement plant which include a roll-out of proven CO2 reduction technologies and the investments required for their implementation. Furthermore, CEMEX works towards delivering net-zero CO2 concrete globally by 2050, which should contribute to the development of smart urban projects, sustainable buildings and climate-resilient infrastructure. These reduction targets were included in 2020 in a portion of CEMEX’s debt, and their grade of accomplishment, will represent increases or decreases to the interest rate (note 17.1).

CEMEX does not maintain emission rights, CERs and/or enters in forward transactions with trading purposes. CEMEX accounts for the effects associated with CO2 emission reduction mechanisms as follows:

•

Certificates received for free are not recognized in the statement of financial position. Revenues from the sale of any surplus of certificates are recognized by decreasing cost of sales. In forward sale transactions, revenues are recognized upon physical delivery of the emission certificates.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Emissions of carbon dioxide — continued

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

•	CERs received from the UNFCCC were recognized as intangible assets at their development cost, which are attributable mainly to legal expenses incurred in the process of obtaining such CERs.

During 2020, 2019 and 2018, there were no sales of emission rights to third parties. In addition, in certain countries, the environmental authorities impose levies per ton of CO2 or other greenhouse gases released. Such expenses are recognized as part of cost of sales as incurred.

3.19)	CONCENTRATION OF CREDIT

CEMEX sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX operates. As of and for the years ended December 31, 2020, 2019 and 2018, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

3.20)	NEWLY ISSUED IFRS NOT YET ADOPTED

There are several amendments or new IFRS issued but not yet effective which are under analysis and the Company’s management expects to adopt in their specific effective dates considering preliminarily without any significant effect in the Company’s financial position or operating results, and which are summarized as follows:

Standard	Main topic	Effective date
Amendments to IFRS 10, Consolidated financial statements and IAS 28	Clarify the recognition of gains or losses in the Parent’s financial statements for the sale or contribution of assets between an investor and its associate or joint venture	Has yet to be set

Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts—Cost of Fulfilling a Contract	Clarifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts.	January 1, 2022

Amendments to IAS 16, Property, Plant and Equipment – Proceeds before Intended Use	Clarifies the prohibition of deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management.	January 1, 2022

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Newly issued ifrs not yet adopted — continued

Standard	Main topic	Effective date

Annual improvements to IFRS (2018-2020 cycle): IFRS 9, Financial Instruments – Fees in the‘10 per cent’ Test for Derecognition of Financial Liabilities	The amendment clarifies which fees an entity includes when it applies the ‘10 per cent’ test in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.	January 1, 2022

Amendments to IAS 1, Presentation of Financial Statements	Clarifies the requirements to be applied in classifying liabilities as current and non-current.	January 1, 2023

IFRS 17, Insurance contracts	The new Standard establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4, Insurance contracts. The Standard outlines a General Model, which is modified for insurance contracts with direct participation features, described as the Variable Fee Approach. The General Model is simplified if certain criteria are met by measuring the liability for remaining coverage using the Premium Allocation Approach.	January 1, 2023

4)	REVENUE AND CONSTRUCTION CONTRACTS

CEMEX’s revenues are mainly originated from the sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services. CEMEX grants credit for terms ranging from 15 to 90 days depending on the type and risk of each customer. For the years ended December 31, 2020, 2019 and 2018, revenue is as follows:

		2020	2019	2018
From the sale of goods associated to CEMEX’s main activities[1]	$	12,485	12,605	13,018
From the sale of services[2]		145	147	159
From the sale of other goods and services[3]		340	378	354

	$	12,970	13,130	13,531

1	Includes in each period revenue generated under construction contracts that are presented in the table below.
2	Refers mainly to revenue generated by Neoris N.V. and its subsidiaries, involved in providing information technology solutions and services.
3	Refers mainly to revenues generated by subsidiaries not individually significant operating in different lines of business.

Information of revenues by reportable segment and line of business for the years 2020, 2019 and 2018 is presented in note 5.3

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Revenue and construction contracts — continued

As of December 31, 2020 and 2019, amounts receivable for progress billings to and advances received from customers of construction contracts were not significant. For 2020, 2019 and 2018, revenues and costs related to construction contracts in progress were as follows:

		Accrued[1]	2020	2019	2018
Revenue from construction contracts included in consolidated revenues [2]	$	112	101	79	72
Costs incurred in construction contracts included in consolidated cost of sales [3]		(111)	(101)	(79)	(68)

Construction contracts gross operating profit	$	1	—	—	4

1	Revenues and costs recognized from inception of the contracts until December 31, 2020 in connection with those projects still in progress.
2	Revenues from construction contracts during 2020, 2019 and 2018, were mainly obtained in Mexico and Colombia.
3	Refers to actual costs incurred during the periods.

Under IFRS 15, certain promotions and/or discounts and rebates offered as part of the sale transaction, result in a portion of the transaction price should be allocated to such commercial incentives as separate performance obligations, recognized as contract liabilities with customers, and deferred to the income statement during the period in which the incentive is exercised by the customer or until it expires. For the years ended December 31, 2020, 2019 and 2018 changes in the balance of contract liabilities with customers are as follows:

		2020	2019	2018
Opening balance of contract liabilities with customers	$	225	234	237
Increase during the period for new transactions		1,536	1,931	1,763
Decrease during the period for exercise or expiration of incentives		(1,561)	(1,946)	(1,762)
Currency translation effects		1	6	(4)

Closing balance of contract liabilities with customers	$	201	225	234

For the years 2020, 2019 and 2018, CEMEX did not identify any costs required to be capitalized as contract fulfilment assets and released over the contract life according to IFRS 15, Revenues from contracts with customers.

5)	BUSINESS COMBINATIONS, DISCONTINUED OPERATIONS, SALE OF OTHER DISPOSAL GROUPS AND SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS

5.1)	BUSINESS COMBINATIONS

In January 2020 and April 2020 a subsidiary of CEMEX in Israel acquired a ready-mix business from Netivei Noy for an amount in shekels equivalent to $33. As of December 31, 2020, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, the net assets of Netivei Noy amounted to $33 and goodwill was determined in the amount of $2.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Business combinations — continued

In August 2018, a subsidiary of CEMEX in the United Kingdom acquired all the shares of the ready-mix producer Procon Readymix Ltd for an amount in pounds sterling equivalent to $22. The net assets of Procon amounted to $10 and goodwill was determined in the amount of $12.

5.2)	DISCONTINUED OPERATIONS

On August 3, 2020, through a subsidiary in the United Kingdom, CEMEX concluded the sale to Breedon Group plc of certain assets for an amount in Pounds equivalent to $230, including $30 of debt. The assets sold consisted of 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of CEMEX’s paving solutions business in the United Kingdom. CEMEX retained significant operations in the United Kingdom related with the production and sale of cement, ready-mix concrete, aggregates, asphalt and paving solutions. As of December 31, 2019, the assets and liabilities associated with this segment under negotiation in the United Kingdom were presented in the statement of financial position within the line items of “Assets held for sale,” including a proportional allocation of goodwill of $47, and “Liabilities directly related to assets held for sale,” respectively. Moreover, for purposes of the statements of operations for the period from January 1 to August 3, 2020, including in 2020 a loss on sale of $57 net of the proportional allocation of goodwill mentioned above, and the years ended December 31, 2019 and 2018 the operations related to this segment are presented net of tax in the single line item “Discontinued operations.”

On March 6, 2020, CEMEX concluded the sale to Eagle Materials Inc. of its U.S. subsidiary Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which CEMEX held a 75% interest, for a total consideration of $665, of which the proceeds to CEMEX were $499. The assets sold consisted of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. As of December 31, 2019, the assets and liabilities associated with this sale in the United States were presented in the statement of financial position within the line items of “assets held for sale,” including a proportional allocation of goodwill of $291, and “liabilities directly related to assets held for sale,” respectively. Moreover, CEMEX’s statements of operations present the operations related to this segment from January 1 to March 6, 2020, including in 2020 a gain on sale of $14 net of the proportional allocation of goodwill mentioned above, and for the years ended December 31, 2019 and 2018, respectively, net of income tax in the single line item “Discontinued operations.”

On June 28, 2019, after obtaining customary authorizations, CEMEX concluded with several counterparties the sale of its ready-mix and aggregates business in the central region of France for an aggregate price in euro equivalent to $36. CEMEX’s operations of these disposed assets in France for the period from January 1 to June 28, 2019 and for the year ended December 31, 2018 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations,” including in 2019 a gain on sale of $17 net of a proportional allocation of goodwill related to this reporting segment of $8.

On May 31, 2019, CEMEX concluded the sale of its aggregates and ready-mix assets in the North and North-West regions of Germany to GP Günter Papenburg AG for a price in euro equivalent to $97. The assets divested in Germany consisted of four aggregates quarries and four ready-mix facilities in North Germany, and nine aggregates quarries and 14 ready-mix facilities in North-West Germany. CEMEX’s operations of these disposed assets for the period from January 1 to May 31, 2019 and for the year ended December 31, 2018 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations,” including in 2019 a gain on sale of $59.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Discontinued operations — continued

On March 29, 2019, CEMEX closed the sale of assets in the Baltics and Nordics to the German building materials group Schwenk for a price in euro equivalent to $387. The Baltic assets divested consisted of one cement production plant in Broceni with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The assets divested also included CEMEX’s 37.8% non-controlling interest in Akmenes Cementas AB owner of a cement production plant in Akmene in Lithuania with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The Nordic assets divested consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. CEMEX’s operations of these disposed assets for the period from January 1 to March 29, 2019 and for the year ended December 31, 2018 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations,” including in 2019 a gain on sale of $66.

On March 29, 2019, CEMEX signed a binding agreement with Çimsa Çimento Sanayi Ve Ticaret A.Ş. to divest CEMEX’s white cement business, except for Mexico and the U.S., for an initial price of $180 subject to adjustments, including its Buñol cement plant in Spain and its white cement customer list. The transaction is pending for approval from regulators. CEMEX currently expects it could close this divestment during the first quarter of 2021. As of December 31, 2020, and 2019 the assets and liabilities associated with the white cement business were presented in the Statement of Financial Position within the line items of “Assets and liabilities directly related to assets held for sale”, as correspond. CEMEX’s operations of these assets in Spain for the years ended December 31, 2020, 2019 and 2018 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations.”

On September 27, 2018, CEMEX concluded the sale of its construction materials operations in Brazil (the “Brazilian Operations”) through the sale to Votorantim Cimentos N/NE S.A. of all the shares of CEMEX’s Brazilian subsidiary Cimento Vencemos Do Amazonas Ltda, consisting of a fluvial cement distribution terminal located in Manaus, Amazonas province, as well as the operation license for a price of $31. CEMEX’s Brazilian Operations for the period from January 1 to September 27, 2018 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations” net of a gain on sale of $12.

As of December 31, 2020, the following table presents condensed combined information of the statement of financial position for the assets held for sale in Spain, as mentioned above:

		2020
Current assets	$	4
Non-current assets		103

Total assets of the disposal group		107
Current liabilities		—
Non-current liabilities		—

Total liabilities directly related to disposal group		—

Total net assets of disposal group	$	107

In addition, the following table presents condensed combined information of the statements of operations of CEMEX’s discontinued operations previously mentioned in: a) the United Kingdom for the period from January 1 to August 3, 2020 and for the years ended December 31, 2019 and 2018; b) the United States related to

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Discontinued operations — continued

Kosmos for the period from January 1 to March 6, 2020 and for the years ended December 31, 2019 and 2018; c) France for the period from January 1 to June 28, 2019 and for the year ended December 31, 2018; d) Germany for the period from January 1 to May 31, 2019 and for the year ended December 31, 2018; e) the Baltics and Nordics for the period from January 1 to March 29, 2019 and for the year ended December 31, 2018; f) Spain for the years ended December 31, 2020, 2019 and 2018; and g) Brazil for the period from January 1 to September 27, 2018:

		2020	2019	2018
Revenues	$	189	572	868
Cost of sales and operating expenses		(184)	(534)	(792)
Other income (expenses), net		(5)	1	(1)
Financial expenses, net and others		—	—	(2)

Earnings before income tax		—	39	73
Income tax		(75)	(6)	(7)

Result of discontinued operations		(75)	33	66
Net disposal result		(45)	55	11

Net result of discontinued operations	$	(120)	88	77

5.3)	SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS

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

Beginning April 1, 2020 and for subsequent periods, the geographical regions Europe and Asia, Middle East and Africa (“AMEA”) were merged and reorganized under a single regional president and was denominated Europe, Middle East, Africa and Asia (“EMEAA”). For the reported periods, the Company’s operations were organized in four geographical regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) EMEAA and 4) South, Central America and the Caribbean (“SCA&C”). The accounting policies applied to determine the financial information by reportable segment are consistent with those described in note 3.

Considering similar regional and economic characteristics and/or materiality, certain countries have been aggregated and presented as single line items as follows: a) “Rest of EMEAA” refers mainly to CEMEX’s operations and activities in Poland, the Czech Republic, Croatia, Egypt and the United Arab Emirates; b) “Rest of SCA&C” refers mainly to CEMEX’s operations and activities in Costa Rica, Puerto Rico, Nicaragua, Jamaica, the Caribbean, Guatemala and El Salvador, excluding the operations of Trinidad Cement Limited (“TCL”); and c) “Caribbean TCL” refers to TCL’s operations mainly in Trinidad and Tobago, Jamaica, Guyana and Barbados. The segment “Others” refers to: 1) cement trade maritime operations, 2) Neoris N.V., CEMEX’s subsidiary involved in the business of information technology solutions, 3) the Parent Company, other corporate entities and finance subsidiaries, and 4) other minor subsidiaries with different lines of business.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Selected financial information by reportable segment and line of business — continued

Selected information of the consolidated statements of operations by reportable segment for the years 2020, 2019 and 2018, excluding the share of profits of equity accounted investees by reportable segment that is included in the note 14.1, was as follows:

2020		Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$	2,812	(134)	2,678	931	148	783	(46)	(31)	(4)
United States		3,994	(1)	3,993	747	440	307	(1,350)	(53)	(20)
EMEAA
United Kingdom		739	—	739	88	67	21	(73)	(9)	(77)
France		795	—	795	76	49	27	(1)	(12)	3
Germany		489	(37)	452	67	28	39	(3)	(2)	(3)
Spain		319	(16)	303	25	39	(14)	(195)	(3)	(9)
Philippines [1]		398	—	398	118	46	72	(1)	2	2
Israel		754	—	754	115	28	87	—	(4)	1
Rest of EMEAA		959	(16)	943	149	81	68	(27)	(5)	(22)
SCA&C
Colombia [2]		404	—	404	86	25	61	(14)	(5)	(13)
Panama [2]		80	(7)	73	12	16	(4)	(19)	(1)	1
Caribbean TCL [3]		251	(7)	244	65	22	43	(9)	(6)	(8)
Dominican Republic		229	(11)	218	84	8	76	(5)	(1)	4
Rest of SCA&C [2]		508	(17)	491	124	19	105	(41)	(2)	15
Others		957	(472)	485	(227)	101	(328)	5	(645)	20

Continuing operations		13,688	(718)	12,970	2,460	1,117	1,343	(1,779)	(777)	(110)
Discontinued operations		189	—	189	14	9	5	(5)	—	—

Total	$	13,877	(718)	13,159	2,474	1,126	1,348	(1,784)	(777)	(110)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Selected financial information by reportable segment and line of business — continued

2019		Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$	2,897	(105)	2,792	969	159	810	(48)	(36)	(1)
United States		3,780	—	3,780	629	392	237	(22)	(64)	(13)
EMEAA
United Kingdom		749	—	749	119	69	50	(2)	(11)	(17)
France		869	—	869	94	48	46	(4)	(11)	—
Germany		439	(25)	414	65	28	37	3	(3)	(4)
Spain		319	(25)	294	16	34	(18)	(8)	(2)	2
Philippines [1]		458	—	458	117	38	79	1	6	4
Israel		660	—	660	89	23	66	—	(2)	1
Rest of EMEAA		958	(14)	944	132	71	61	(7)	(7)	26
SCA&C
Colombia [2]		504	—	504	90	29	61	(21)	(4)	(3)
Panama [2]		181	(2)	179	48	17	31	(9)	(1)	—
Caribbean TCL [3]		248	(8)	240	56	23	33	(2)	(6)	(4)
Dominican Republic		245	(17)	228	84	9	75	(1)	—	—
Rest of SCA&C [2]		511	(17)	494	107	20	87	(60)	(3)	(6)
Others		1,104	(579)	525	(237)	85	(322)	(167)	(567)	(56)

Continuing operations		13,922	(792)	13,130	2,378	1,045	1,333	(347)	(711)	(71)
Discontinued operations		572	—	572	89	51	38	1	—	—

Total	$	14,494	(792)	13,702	2,467	1,096	1,371	(346)	(711)	(71)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Selected financial information by reportable segment and line of business — continued

2018		Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$	3,302	(91)	3,211	1,217	148	1,069	(33)	(32)	(3)
United States		3,614	—	3,614	686	369	317	(18)	(53)	(11)
EMEAA
United Kingdom		773	—	773	117	67	50	(7)	(12)	(22)
France		895	—	895	91	50	41	(47)	(13)	—
Germany		429	(75)	354	37	28	9	(8)	(3)	(4)
Spain		334	(47)	287	13	33	(20)	(16)	(3)	3
Philippines [1]		448	—	448	93	36	57	(3)	(2)	(4)
Israel		630	—	630	87	21	66	—	(3)	(1)
Rest of EMEAA		1,090	(51)	1,039	157	72	85	(12)	(6)	(5)
SCA&C
Colombia [2]		524	—	524	97	29	68	6	(7)	(22)
Panama [2]		222	—	222	66	17	49	(3)	(1)	—
Caribbean TCL [3]		254	(5)	249	58	19	39	(15)	(3)	(2)
Dominican Republic		218	(16)	202	61	10	51	(1)	(1)	2
Rest of SCA&C [2]		590	(20)	570	133	21	112	(7)	(3)	14
Others		1,247	(734)	513	(228)	62	(290)	(132)	(580)	53

Continuing operations		14,570	(1,039)	13,531	2,685	982	1,703	(296)	(722)	(2)
Discontinued operations		868	—	868	147	71	76	(1)	(2)	—

Total	$	15,438	(1,039)	14,399	2,832	1,053	1,779	(297)	(724)	(2)

1

CEMEX’s operations in the Philippines are mainly conducted through CEMEX Holdings Philippines, Inc. (“CHP”), a Philippine company whose shares trade on the Philippines Stock Exchange. As of December 31, 2020 and 2019, there is a non-controlling interest in CHP of 22.16% and 33.22% of its ordinary shares (note 21.4).

2

CEMEX Latam Holdings, S.A. (“CLH”), a company incorporated in Spain, trades its ordinary shares on the Colombian Stock Exchange. CLH is the indirect holding company of CEMEX’s operations in Colombia, Panama, Costa Rica, Guatemala, Nicaragua and El Salvador. At year end 2020 and 2019, there is a non-controlling interest in CLH of 7.63% and 26.83%, respectively, of its ordinary shares, excluding shares held in CLH’s treasury (note 21.4).

3

The shares of TCL trade on the Trinidad and Tobago Stock Exchange. As of December 31, 2020 and 2019, there is a non-controlling interest in TCL of 30.17% of its ordinary shares in both years (note 21.4).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Selected financial information by reportable segment and line of business — continued

Debt by reportable segment is disclosed in note 17.1. As of December 31, 2020 and 2019, selected statement of financial position information by reportable segment was as follows:

2020		Equity accounted investees	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets[1]
Mexico	$	—	3,837	3,837	1,523	2,314	144
United States		146	12,296	12,442	2,490	9,952	284
EMEAA
United Kingdom		6	1,507	1,513	1,368	145	55
France		53	999	1,052	585	467	62
Germany		4	412	416	357	59	24
Spain		—	1,023	1,023	230	793	22
Philippines		—	761	761	158	603	82
Israel		—	769	769	507	262	28
Rest of EMEAA		9	1,172	1,181	417	764	51
SCA&C
Colombia		—	1,105	1,105	514	591	14
Panama		—	295	295	78	217	3
Caribbean TCL		—	493	493	258	235	16
Dominican Republic		—	158	158	66	92	2
Rest of SCA&C		—	333	333	162	171	7
Others		292	1,568	1,860	9,754	(7,894)	1

Total		510	26,728	27,238	18,467	8,771	795
Assets held for sale and related liabilities (note 13.1)		—	187	187	6	181	—

Total consolidated	$	510	26,915	27,425	18,473	8,952	795

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Selected financial information by reportable segment and line of business — continued

2019		Equity accounted investees	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets[1]
Mexico	$	—	3,910	3,910	1,443	2,467	199
United States		143	13,755	13,898	2,440	11,458	398
EMEAA
United Kingdom		6	1,556	1,562	1,225	337	67
France		50	928	978	460	518	38
Germany		4	397	401	353	48	25
Spain		—	1,190	1,190	185	1,005	34
Philippines		—	689	689	141	548	84
Israel		—	611	611	429	182	33
Rest of EMEAA		11	1,168	1,179	435	744	65
SCA&C
Colombia		—	1,187	1,187	428	759	25
Panama		—	337	337	105	232	10
Caribbean TCL		—	542	542	236	306	21
Dominican Republic		—	193	193	66	127	8
Rest of SCA&C		—	381	381	164	217	18
Others		267	1,199	1,466	10,392	(8,926)	8

Total		481	28,043	28,524	18,502	10,022	1,033
Assets held for sale and related liabilities (note 13.1)		—	839	839	37	802	—

Total consolidated	$	481	28,882	29,363	18,539	10,824	1,033

1

In 2020 and 2019, the column “Additions to fixed assets” includes capital expenditures, which comprises acquisitions of property, machinery and equipment as well as additions of assets for the right-of-use, for combined amounts of $795 and $1,033, respectively (note 15).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Selected financial information by reportable segment and line of business — continued

Revenues by line of business and reportable segment for the years ended December 31, 2020, 2019 and 2018 were as follows:

2020		Cement	Concrete	Aggregates	Others	Eliminations	Revenues
Mexico	$	2,001	628	172	587	(710)	2,678
United States		1,599	2,255	954	481	(1,296)	3,993
EMEAA
United Kingdom		201	274	314	229	(279)	739
France		—	647	340	8	(200)	795
Germany		210	202	69	116	(145)	452
Spain		233	83	24	25	(62)	303
Philippines		398	—	—	3	(3)	398
Israel		—	623	195	113	(177)	754
Rest of EMEAA		643	363	80	34	(177)	943
SCA&C
Colombia		294	119	34	64	(107)	404
Panama		67	14	4	4	(16)	73
Caribbean TCL		245	5	7	15	(28)	244
Dominican Republic		185	15	5	38	(25)	218
Rest of SCA&C		458	32	9	24	(32)	491
Others		—	—	—	959	(474)	485

Continuing operations		6,534	5,260	2,207	2,700	(3,731)	12,970
Discontinued operations		68	28	55	53	(15)	189

Total	$	6,602	5,288	2,262	2,753	(3,746)	13,159

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Selected financial information by reportable segment and line of business — continued

2019		Cement	Concrete	Aggregates	Others	Eliminations	Revenues
Mexico	$	2,009	798	196	445	(656)	2,792
United States		1,608	2,189	917	332	(1,266)	3,780
EMEAA
United Kingdom		227	310	290	246	(324)	749
France		—	720	355	4	(210)	869
Germany		192	184	62	43	(67)	414
Spain		228	86	23	18	(61)	294
Philippines		457	—	—	2	(1)	458
Israel		—	554	166	78	(138)	660
Rest of EMEAA		609	378	89	28	(160)	944
SCA&C
Colombia		363	176	53	51	(139)	504
Panama		141	49	15	12	(38)	179
Caribbean TCL		241	9	5	9	(24)	240
Dominican Republic		194	27	8	25	(26)	228
Rest of SCA&C		448	48	11	18	(31)	494
Others		—	—	—	1,107	(582)	525

Continuing operations		6,717	5,528	2,190	2,418	(3,723)	13,130
Discontinued operations		229	110	154	85	(6)	572

Total	$	6,946	5,638	2,344	2,503	(3,729)	13,702

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Selected financial information by reportable segment and line of business — continued

2018		Cement	Concrete	Aggregates	Others	Eliminations	Revenues
Mexico	$	2,302	898	210	642	(841)	3,211
United States		1,584	2,088	850	393	(1,301)	3,614
EMEAA
United Kingdom		237	325	300	281	(370)	773
France		—	735	353	9	(202)	895
Germany		186	197	56	136	(221)	354
Spain		250	70	19	17	(69)	287
Philippines		444	—	3	2	(1)	448
Israel		—	521	159	110	(160)	630
Rest of EMEAA		656	416	94	205	(332)	1,039
SCA&C
Colombia		353	189	55	92	(165)	524
Panama		171	71	23	14	(57)	222
Caribbean TCL		245	10	5	13	(24)	249
Dominican Republic		178	27	9	24	(36)	202
Rest of SCA&C		510	63	14	24	(41)	570
Others		—	—	—	1,285	(772)	513

Continuing operations		7,116	5,610	2,150	3,247	(4,592)	13,531
Discontinued operations		420	219	236	144	(151)	868

Total	$	7,536	5,829	2,386	3,391	(4,743)	14,399

6)	OPERATING EXPENSES, DEPRECIATION AND AMORTIZATION

Consolidated operating expenses during 2020, 2019 and 2018 by function are as follows:

		2020	2019	2018
Administrative expenses[1]	$	1,076	1,112	1,130
Selling expenses		337	371	312
Distribution and logistics expenses		1,423	1,489	1,537

	$	2,836	2,972	2,979

1

All significant R&D activities are executed by several internal areas as part of their daily activities. In 2020, 2019 and 2018, total combined expenses of these departments recognized within administrative expenses were $31, $38 and $39, respectively.

Depreciation and amortization recognized during 2020, 2019 and 2018 are detailed as follows:

		2020	2019	2018
Included in cost of sales	$	921	865	853
Included in administrative, selling and distribution and logistics expenses		196	180	129

	$	1,117	1,045	982

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

7)	OTHER EXPENSES, NET

The detail of the line item “Other expenses, net” in 2020, 2019 and 2018 was as follows:

		2020	2019	2018
Impairment losses[1]	$	(1,520)	(64)	(62)
Results from the sale of assets and others, net[2]		(127)	(230)	(149)
Restructuring costs[3]		(81)	(48)	(72)
Incremental costs and expenses related to the COVID-19 Pandemic (note 2)		(48)	—	—
Remeasurement of pension liabilities[4]		—	—	(8)
Charitable contributions		(3)	(5)	(5)

	$	(1,779)	(347)	(296)

1

In 2020, include impairment losses of goodwill and other intangible assets of $1,020 and $194, respectively, related to CEMEX’s assets and its Reporting Segment in the United States (notes 16.1 and 16.2), as well as impairment losses of fixed assets of $306, mainly related to assets in the United States, Spain and the United Kingdom (note 15.1). In 2019 and 2018, among others, includes impairment losses of fixed assets of $64 and $23, respectively, as well as in 2018 losses in the valuation of assets held for sale of $22 (notes 14.2, 15 and 16).

2	In 2020, 2019 and 2018, includes $11, $55 and $56, respectively, in connection with property damages and natural disasters (note 25.1).
3	Restructuring costs mainly refer to severance payments and the definite closing of operating sites.
4	Refers to past services remeasurement of CEMEX’s defined benefit plan in the United Kingdom determined in 2018 considering the issuance of a gender parity law.

8)	FINANCIAL ITEMS

8.1)	FINANCIAL EXPENSE

Consolidated financial expense in 2020, 2019 and 2018 includes $74, $77 and $74 of interest expense from financial obligations related to lease contracts (notes 15.2 and 17.2).

8.2)	FINANCIAL INCOME AND OTHER ITEMS, NET

The detail of financial income and other items, net in 2020, 2019 and 2018 was as follows:

		2020	2019	2018
Effects of amortized cost on assets and liabilities and others, net[1]	$	(122)	(59)	(59)
Results from financial instruments, net (notes 14.2 and 17.4)		(17)	(1)	39
Foreign exchange results		6	(32)	10
Financial income		20	21	18
Others		3	—	(10)

	$	(110)	(71)	(2)

1	The increase in 2020 is mainly a result of the decrease in the discount rates in the United Kingdom utilized by the Company to determine its environmental remediation liabilities.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

9)	CASH AND CASH EQUIVALENTS

As of December 31, 2020 and 2019, consolidated cash and cash equivalents consisted of:

		2020	2019
Cash and bank accounts	$	501	547
Fixed-income securities and other cash equivalents		449	241

	$	950	788

Based on net settlement agreements, the balance of cash and cash equivalents excludes deposits in margin accounts that guarantee several obligations of CEMEX of $32 in 2020 and $27 in 2019, which were offset against the corresponding obligations of CEMEX with the counterparties, considering CEMEX’s right, ability and intention to settle the amounts on a net basis.

10)	TRADE ACCOUNTS RECEIVABLE

As of December 31, 2020 and 2019, consolidated trade accounts receivable consisted of:

		2020	2019
Trade accounts receivable	$	1,654	1,637
Allowances for expected credit losses		(121)	(116)

	$	1,533	1,521

As of December 31, 2020 and 2019, trade accounts receivable include receivables of $677 and $682, respectively, sold under outstanding trade receivables securitization programs and/or factoring programs with recourse, established in Mexico, the United States, France and the United Kingdom, in which CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets; nonetheless, in such programs, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable. Therefore, the trade accounts receivable sold were not removed from the statement of financial position and the funded amounts to CEMEX of $586 in 2020 and $599 in 2019, were recognized within the line item of “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $13 in 2020, $25 in 2019 and $23 in 2018. CEMEX’s securitization programs are usually negotiated for periods of one to two years and are usually renewed at their maturity.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Trade accounts receivable — continued

As of December 31, 2020, the balances of trade accounts receivable and the allowance for Expected Credit Losses (“ECL”) were as follows:

		Accounts receivable	ECL allowance	ECL average rate
Mexico	$	284	38	13.7%
United States		477	8	1.7%
Europe, Middle East, Africa and Asia		766	51	6.7%
South, Central America and the Caribbean		94	20	21.3%
Others		33	4	12.1%

	$	1,654	121

Changes in the allowance for expected credit losses in 2020, 2019 and 2018, were as follows:

		2020	2019	2018
Allowances for expected credit losses at beginning of period	$	116	119	109
Adoption effects of ECL model as of January 1, 2018		—	—	29
Charged to selling expenses		23	12	8
Deductions		(19)	(16)	(20)
Foreign currency translation effects		1	1	(7)

Allowances for expected credit losses at end of period	$	121	116	119

As of December 31, 2020, in relation to the COVID-19 Pandemic (note 2) and the potential increase in expected credit losses on trade accounts receivable because of the negative economic effects associated with the COVID-19 Pandemic, CEMEX maintains continuous communication with its customers as part of its collection management, in order to anticipate situations that could represent an extension in the portfolio’s recovery period or in some cases the risk of non-recovery. As of this same date, the Company considers that these negative effects do not yet have a significant impact on the estimates of expected credit losses and will continue to monitor the development of relevant events that may eventually have effect because of a deepening or extension of the COVID-19 Pandemic.

11)	OTHER ACCOUNTS RECEIVABLE

As of December 31, 2020 and 2019, consolidated other accounts receivable consisted of:

		2020	2019
Advances of income taxes and other refundable taxes	$	304	147
Non-trade accounts receivable[1]		117	113
Interest and notes receivable		39	50
Current portion of valuation of derivative financial instruments		7	1
Loans to employees and others		10	14

	$	477	325

1	Non-trade accounts receivable are mainly attributable to the sale of assets.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

12)	INVENTORIES

As of December 31, 2020 and 2019, the consolidated balance of inventories was summarized as follows:

		2020	2019
Finished goods	$	309	320
Materials and spare parts		271	263
Raw materials		192	194
Work-in-process		164	195
Inventory in transit		35	17

	$	971	989

For the years ended December 31, 2020, 2019 and 2018, CEMEX recognized within “Cost of sales” in the income statement, inventory impairment losses of $9, $6 and $6, respectively.

13)	ASSETS HELD FOR SALE AND OTHER CURRENT ASSETS

13.1)	ASSETS HELD FOR SALE (note 5.2)

As of December 31, 2020 and 2019, assets held for sale, which are measured at the lower of their estimated realizable value, less costs to sell, and their carrying amounts, as well as liabilities directly related with such assets are detailed as follows:

		2020				2019
		Assets	Liabilities	Net assets		Assets	Liabilities	Net assets
White cement assets in Spain	$	107	—	107	$	106	—	106
Kosmos’ assets in the United States		—	—	—		457	14	443
Assets in the United Kingdom		—	—	—		229	23	206
Other assets held for sale[1]		80	6	74		47	—	47

	$	187	6	181	$	839	37	802

1	In 2020, includes assets and liabilities of $26 and $6, respectively, associated with a committed sale of certain assets in France negotiated in December 2020.

CEMEX recognized within the line item “Other expenses, net” adjustments in the fair value of its assets held for sale representing losses of $23 in 2020 and $30 in 2018.

13.2)	OTHER CURRENT ASSETS

As of December 31, 2020 and 2019, other current assets are mainly comprised of advance payments to vendors.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

14)	EQUITY ACCOUNTED INVESTEES, OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

14.1)	EQUITY ACCOUNTED INVESTEES

As of December 31, 2020 and 2019, the investments in common shares of associates were as follows:

	Activity	Country	%		2020	2019
Camcem, S.A. de C.V.	Cement	Mexico	40.1	$	244	229
Concrete Supply Co. LLC	Concrete	United States	40.0		81	75
Lehigh White Cement Company	Cement	United States	36.8		62	64
Société d’Exploitation de Carrières	Aggregates	France	50.0		21	17
Société Méridionale de Carrières	Aggregates	France	33.3		14	15
Other companies	—	—	—		88	81

				$	510	481

Out of which:
Book value at acquisition date				$	311	331
Changes in stockholders’ equity				$	199	150

Combined condensed statement of financial position information of CEMEX’s associates as of December 31, 2020 and 2019 is set forth below:

		2020	2019
Current assets	$	1,240	982
Non-current assets		1,662	1,757

Total assets		2,902	2,739

Current liabilities		496	326
Non-current liabilities		766	898

Total liabilities		1,262	1,224

Total net assets	$	1,640	1,515

Combined selected information of the statements of operations of CEMEX’s associates in 2020, 2019 and 2018 is set forth below:

		2020	2019	2018
Sales	$	1,759	1,600	1,449
Operating earnings		296	237	224
Income before income tax		175	158	110
Net income		128	118	86

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Equity accounted investees — continued

The share of equity accounted investees by reportable segment in the statements of operations for 2020, 2019 and 2018 is detailed as follows:

		2020	2019	2018
Mexico	$	30	23	13
United States		15	18	15
EMEAA		6	10	7
Corporate and others		(2)	(2)	(1)

	$	49	49	34

14.2)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2020 and 2019, consolidated other investments and non-current accounts receivable were summarized as follows:

		2020	2019
Non-current accounts receivable[1]	$	246	197
Investments at fair value through the income statement[2]		23	34
Non-current portion of valuation of derivative financial instruments (note 17.4)		3	2
Investments in strategic equity securities[3]		3	3

	$	275	236

1

Includes, among other items: a) accounts receivable from investees and joint ventures of $36 in 2020 and $32 in 2019, b) advances to suppliers of fixed assets of $47 in 2020 and $32 in 2019, c) employee prepaid compensation of $6 in 2020 and $7 in 2019, d) refundable taxes of $10 in 2019; and e) warranty deposits of $29 in 2020 and $33 in 2019.

2	Refers to investments in private funds and investments related to employee’ savings funds. In 2020 and 2019, no contributions were made to such private funds.
3	This line item refers mainly to a strategic investment in CPOs of Axtel, S.A.B. de C.V. (“Axtel”). This investment is recognized at fair value through other comprehensive income.

15)	PROPERTY, MACHINERY AND EQUIPMENT, NET AND ASSETS FOR THE RIGHT-OF-USE, NET

As of December 31, 2020 and 2019, property, machinery and equipment, net and assets for the right-of-use, net were summarized as follows:

		2020	2019
Property, machinery and equipment, net	$	10,170	10,565
Assets for the right-of-use, net		1,243	1,285

	$	11,413	11,850

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

15.1)	PROPERTY, MACHINERY AND EQUIPMENT, NET

As of December 31, 2020 and 2019, consolidated property, machinery and equipment, net and the changes in this line item during 2020, 2019 and 2018, were as follows:

		2020
		Land and mineral reserves	Building	Machinery and equipment	Construction in progress[1]	Total
Cost at beginning of period	$	4,606	2,374	11,519	1,209	19,708
Accumulated depreciation and depletion		(968)	(1,326)	(6,849)	—	(9,143)

Net book value at beginning of period		3,638	1,048	4,670	1,209	10,565
Capital expenditures		47	35	482	—	564
Stripping costs		18	—	—	—	18

Total capital expenditures		65	35	482	—	582
Disposals[2]		(26)	(7)	(30)	—	(63)
Reclassifications		(31)	(1)	(56)	—	(88)
Business combinations (note 5.1)		—	—	11	—	11
Depreciation and depletion for the period		(134)	(99)	(515)	—	(748)
Impairment losses		(87)	(54)	(165)	—	(306)
Foreign currency translation effects		139	42	57	(21)	217

Cost at end of period		4,741	2,438	11,929	1,188	20,296
Accumulated depreciation and depletion		(1,177)	(1,474)	(7,475)	—	(10,126)

Net book value at end of period	$	3,564	964	4,454	1,188	10,170

		2019
		Land and mineral reserves	Building	Machinery and equipment	Construction in progress[1]	Total	2018[1,2]
Cost at beginning of period	$	4,789	2,633	12,185	1,035	20,642	20,653
Accumulated depreciation and depletion		(958)	(1,371)	(7,081)	—	(9,410)	(9,065)

Net book value at beginning of period		3,831	1,262	5,104	1,035	11,232	11,588
Capital expenditures		46	28	663	—	737	630
Stripping costs		22	—	—	—	22	38

Total capital expenditures		68	28	663	—	759	668
Disposals[2]		(38)	(8)	(50)	—	(96)	(49)
Reclassifications[3]		(163)	(23)	(203)	(13)	(402)	6
Business combinations (note 5.1)		—	—	—	—	—	6
Depreciation and depletion for the period		(121)	(61)	(451)	—	(633)	(657)
Impairment losses		(18)	(17)	(29)	—	(64)	(23)
Foreign currency translation effects		79	(133)	(364)	187	(231)	(307)

Cost at end of period		4,606	2,374	11,519	1,209	19,708	20,642
Accumulated depreciation and depletion		(968)	(1,326)	(6,849)	—	(9,143)	(9,410)

Net book value at end of period	$	3,638	1,048	4,670	1,209	10,565	11,232

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Property, machinery and equipment, net — continued

1

As of December 31, 2020, the Maceo plant in Colombia, finalized significantly in 2017, with an annual capacity of approximately 1.1 million tons, has not initiated commercial operations. As of the reporting date, the works related to the access road to the plant remain suspended and the beginning of commercial operations is subject to the successful conclusion of several ongoing processes for the proper operation of the assets and other legal proceedings (note 25.3). As of December 31, 2020, the carrying amount of the plant, net of impairment adjustments of certain advance payments recognized in 2016 of $23, is for an amount in Colombian pesos equivalent to $270.

2

In 2020, includes sales of non-strategic fixed assets in the United Kingdom and the United States for $28 and $18, respectively, among others. In 2019, includes sales of non-strategic fixed assets in Germany, France and the United Kingdom for $32, $12 and $6, respectively, among others. In 2018, includes sales of non-strategic fixed assets in the United States, Spain and Mexico for $19, $8 and $6, respectively, among others.

3

In 2019, refers to the reclassification of the assets in the United States, United Kingdom and Spain for $134, $182 and $86, respectively. In 2018, refers mainly to the reclassification of the assets in Spain (note 13.1) for $30.

Considering mainly the negative effects of the COVID-19 Pandemic on certain idle assets that will remain closed for the foreseeable future in relation to the estimated sales volumes and the Company’s ability to supply demand by achieving efficiencies in other operating assets, during 2020, CEMEX recognized non-cash impairment losses for these assets for an aggregate amount of $306, of which $76 relate to assets in the United States mainly the North Brooksville plant, $189 to assets in EMEAA mainly referring to the Lloseta and Gador plants in Spain and the South Ferriby plant in the United Kingdom, among minor adjustments in other countries and $39 to assets in SCA&C mainly in connection with land in Puerto Rico and the kiln 1 in Panama. In 2019 due to the continued adverse outlook and the overall uncertain economic conditions in Puerto Rico after hurricane “Maria” in 2017, CEMEX recognized an impairment loss of $52.

These losses result from the excess of the net book value of the related assets against their respective use value or estimated realizable value, whichever is greater. For the years ended December 31, 2020, 2019 and 2018, CEMEX adjusted the related fixed assets to their estimated value in use in those circumstances in which the assets would continue in operation based on estimated cash flows during the remaining useful life, or to their realizable value, in case of permanent shut down, and recognized impairment losses within the line item of “Other expenses, net” (notes 3.10 and 7).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Property, machinery and equipment, net — continued

During the years ended December 31, 2020, 2019 and 2018 impairment losses of fixed assets by country are as follows:

		2020	2019	2018
Spain	$	135	—	2
United States		76	6	13
United Kingdom		39	—	—
Puerto Rico		20	52	—
Croatia		13	—	—
Panama		12	—	—
Dominican Republic		5	—	—
Colombia		2	3	2
France		2	1	—
Poland		—	—	5
Mexico		—	—	1
Others		2	2	—

	$	306	64	23

15.2)	ASSETS FOR THE RIGHT-OF-USE, NET

As of December 31, 2020 and 2019, consolidated assets for the right-of-use, net and the changes in this caption during 2020, 2019 and 2018, were as follows:

		2020
		Land	Buildings	Machinery and equipment	Others	Total
Assets for the right-of-use at beginning of period	$	366	471	1,417	11	2,265
Accumulated depreciation		(117)	(233)	(625)	(5)	(980)

Net book value at beginning of period		249	238	792	6	1,285
Additions of new leases		42	38	127	6	213
Cancellations and remeasurements		(7)	(17)	(51)	(1)	(76)
Business combinations (note 5.1)		13	—	—	—	13
Depreciation		(28)	(35)	(173)	(3)	(239)
Foreign currency translation effects		1	(20)	63	3	47

Assets for the right-of-use at end of period		409	457	1,502	21	2,389
Accumulated depreciation		(139)	(253)	(744)	(10)	(1,146)

Net book value at end of period	$	270	204	758	11	1,243

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Assets for the right-of-use, net — continued

		2019
		Land	Buildings	Machinery and equipment	Others	Total	2018
Assets for the right-of-use at beginning of period	$	384	393	1,289	7	2,073	1,881
Accumulated depreciation		(83)	(265)	(499)	(4)	(851)	(688)

Net book value at beginning of period		301	128	790	3	1,222	1,193
Additions of new leases		25	52	193	4	274	296
Cancellations and remeasurements		(6)	(6)	(40)	—	(52)	(9)
Reclassifications		(5)	65	(25)	—	35	—
Depreciation		(29)	(39)	(219)	(1)	(288)	(219)
Foreign currency translation effects		(37)	38	93	—	94	(39)

Assets for the right-of-use at end of period		366	471	1,417	11	2,265	2,073
Accumulated depreciation		(117)	(233)	(625)	(5)	(980)	(851)

Net book value at end of period	$	249	238	792	6	1,285	1,222

For the years ended December 31, 2020, 2019 and 2018, the combined rental expense related with short-term leases, leases of low-value assets and variable lease payments were $97, $104 and $89, respectively, and were recognized in cost of sales and operating expenses, as correspond. During the reported periods, CEMEX did not have any material revenue from sub-leasing activities.

16)	GOODWILL AND INTANGIBLE ASSETS, NET

16.1)	BALANCES AND CHANGES DURING THE PERIOD

As of December 31, 2020 and 2019, consolidated goodwill, intangible assets and deferred charges were summarized as follows:

		2020			2019

		Cost	Accumulated amortization	Carrying amount	Cost	Accumulated amortization	Carrying amount
Intangible assets of indefinite useful life:
Goodwill	$	8,506	—	8,506	$9,562	—	9,562
Intangible assets of definite useful life:
Extraction rights		1,774	(416)	1,358	1,985	(395)	1,590
Industrial property and trademarks		44	(20)	24	42	(18)	24
Customer relationships		196	(196)	—	196	(196)	—
Mining projects		49	(6)	43	48	(5)	43
Others intangible assets		1,034	(713)	321	1,014	(643)	371

	$	11,603	(1,351)	10,252	$12,847	(1,257)	11,590

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Balances and changes during the period — continued

Changes in consolidated goodwill for the years ended December 31, 2020, 2019 and 2018, were as follows:

		2020	2019	2018
Balance at beginning of period	$	9,562	9,912	9,948
Business combinations (note 5.1)		2	—	16
Reclassification to assets held for sale (notes 5.2, 5.3 and 13.1)		(9)	(371)	(22)
Impairment losses		(1,020)	—	—
Foreign currency translation effects		(29)	21	(30)

Balance at end of period	$	8,506	9,562	9,912

Changes in intangible assets of definite life in 2020, 2019 and 2018, were as follows:

		2020
		Extraction rights	Industrial property and trademarks	Mining projects	Others[1]	Total
Balance at beginning of period	$	1,590	24	43	371	2,028
Additions (disposals), net[1]		(33)	—	—	37	4
Impairment losses (note 2)		(181)	—	—	(13)	(194)
Business combinations (note 5.1)		—	2	—	5	7
Amortization for the period		(21)	(2)	(1)	(106)	(130)
Foreign currency translation effects		3	—	1	27	31

Balance at the end of period	$	1,358	24	43	321	1,746

		2019
		Extraction rights	Industrial property and trademarks	Mining projects	Others[1]	Total	2018
Balance at beginning of period	$	1,622	24	37	341	2,024	2,006
Additions (disposals), net[1]		(26)	(6)	5	108	81	157
Reclassifications (notes 5.2 and 13.1)		—	—	—	(2)	(2)	(11)
Amortization for the period		(8)	(1)	(1)	(114)	(124)	(106)
Impairment losses		—	—	—	—	—	(9)
Foreign currency translation effects		2	7	2	38	49	(13)

Balance at the end of period	$	1,590	24	43	371	2,028	2,024

1

In 2020 and 2019, “Others” includes the carrying amount of internal-use software of $213 and $253, respectively. Capitalized direct costs incurred in the development stage of internal-use software, such as professional fees, direct labor and related travel expenses amounted to $40 in 2020, $102 in 2019 and $133 in 2018.

In connection with the idle status of North Brooksville plant in the United States (notes 2 and 15.1), CEMEX also recognized a non-cash impairment charge of $181 associated with the operating permits related to such plant considering that the book value of such permits will not be recovered through normal use before their expiration and $13 of other intangible assets.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

16.2)	ANALYSIS OF GOODWILL IMPAIRMENT

At least once a year during the last quarter or when impairment indicators exist, CEMEX analyses the possible impairment of goodwill by means of determining the value in use of its Cash Generating Units (“CGUs”) to which goodwill balances have been allocated. The value in use is represented by the discounted cash flows projections related to such CGUs using risk adjusted discount rates. In addition to the periodic goodwill impairment tests performed at year end 2020, considering the negative effects on its operating results caused by the COVID-19 Pandemic (note 2), as well as the high uncertainty and lack of visibility in relation to the duration and consequences in the different markets where the Company operates, management considered that impairment indicators occurred during the third quarter of 2020 in its operating segments in the United States, Spain, Egypt and the United Arab Emirates, and consequently carried out impairment analyses of goodwill as of September 30, 2020.

As a result of these impairment analyses, in the third quarter of 2020, the Company recognized within Other expenses, net (note 7) in the statement of operations, a non-cash goodwill impairment loss for an amount of $1,020 in connection with its operating segment in the United States. No other impairment test of goodwill as of September 30, 2020 resulted in additional goodwill impairment losses. Moreover, CEMEX did not determine additional impairment losses in its goodwill impairment test as of December 31, 2020 in any of the groups of CGUs to which goodwill balances have been allocated. In 2019 and 2018, CEMEX did not determine goodwill impairment losses.

The impairment loss in the United States resulted from the high volatility, lack of visibility and reduced outlook associated with the effects of the COVID-19 Pandemic (note 2) which made CEMEX reduce its cash-flows projections in such country from 7 to 5 years as well as reduce its long-term growth rate from 2.5% to 2%. Such changes significantly reduced the value in use as of September 30, 2020, which decreased by 25.7% as compared to December 31, 2019. Of this reduction, 51.5 percentage points (“p.p.”) were related to the decrease of two years in the cash flows projections, 27.3 p.p. resulted from the reduction in the long-term growth rate used to determine the terminal value which changed from 2.5% in 2019 to 2.0% as of September 30, 2020, and 28.3 p.p. resulted from the slowdown of sales growth over the projected years, partially compensated by a positive effect of 7.1 p.p. associated with the reduction in the discount rate which decrease from 7.8% in 2019 to 7.7% as of September 30, 2020.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Analysis of goodwill impairment — continued

As of December 31, 2020 and 2019, goodwill balances allocated by Operating Segment were as follows:

		2020	2019
Mexico	$	372	384
United States		6,449	7,469
EMEAA
Spain		463	494
United Kingdom		292	279
France		229	221
Philippines		95	92
United Arab Emirates		96	96
Rest of EMEAA[1]		44	42
SCA&C
Colombia		283	296
Caribbean TCL		92	100
Rest of SCA&C2		64	62
Others
Other reporting segments[3]		27	27

	$	8,506	9,562

1	This caption refers to the operating segments in the Czech Republic and Egypt.
2	This caption refers to the operating segments in the Dominican Republic, the Caribbean, Costa Rica and Panama.
3	This caption is primarily associated with Neoris N.V., CEMEX’s subsidiary involved in the sale of information technology and services.

As of December 31, 2020, 2019 and 2018, CEMEX’s pre-tax discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances were as follows:

	Discount rates			Long-term growth rates
Groups of CGUs	2020	2019	2018	2020	2019	2018
United States	7.3%	7.8%	8.5%	2.0%	2.5%	2.5%
Spain	7.7%	8.3%	8.8%	1.5%	1.6%	1.7%
United Kingdom	7.4%	8.0%	8.4%	1.6%	1.5%	1.6%
France	7.4%	8.0%	8.4%	1.7%	1.4%	1.6%
Mexico	8.3%	9.0%	9.4%	1.1%	2.4%	3.0%
Colombia	8.4%	8.9%	9.5%	2.5%	3.7%	3.6%
United Arab Emirates	8.3%	8.8%	11.0%	2.6%	2.5%	2.9%
Egypt	10.2%	10.3%	10.8%	5.6%	6.0%	6.0%
Range of rates in other countries	7.2% - 15.5%	8.1% - 11.5%	8.5% - 13.3%	(0.3%) - 6.5%	1.6% - 6.5%	2.3% - 6.9%

The discount rates used by CEMEX in its cash flows projections as of September 30, 2020 in the applicable countries remained relatively flat as compared to the rates determined as of December 31, 2019.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Analysis of goodwill impairment — continued

Moreover, the discount rates used by CEMEX in its cash flows projections to determine the value in use of its operating segments as of December 31, 2020 generally decreased as compared to 2019 in a range of 0.1% up to 1.5%, mainly as a result of a decrease in 2020 in the funding cost observed in the industry that changed from 5.4% in 2019 to 4.1% in 2020 as well as the weighing of debt in the calculation of the discount rates that increased from 31.7% in 2019 to 34.6% in 2020. The risk-free rate associated to CEMEX changed from 2.9% in 2019 to 2.2% in 2020, nonetheless, increases in the specific risk rates of each country and in the market risk premium which changed from 5.6% in 2019 to 5.7% in 2020, resulted in that total cost of equity remained significantly flat in 2020 as compared to 2019 in the majority of the countries. These reductions were partially offset by a slight increase in the public comparable companies’ stock volatility (beta) that changed from 1.08 in 2019 to 1.19 in 2020. In addition, as preventive measure to consider the high uncertainty, volatility and reduced visibility related to the negative effects of the COVID-19 Pandemic (note 2), CEMEX significantly reduced in certain countries its long-term growth rates used in their cash flows projections as of December 31, 2020 as compared to 2019 such as in the United States in 0.5%, Mexico in 1.3% and Colombia in 1.2%. These long-term growth rates will be revised upwards or downwards again in the future as new economic data is available.

The discount rates used by CEMEX in its cash flows projections to determine the value in use of its operating segments as of December 31, 2019 generally decreased as compared to 2018 in a range of 0.6% up to 2.6%, mainly because of a decrease in 2019 in the funding cost observed in the industry that changed from 7.3% in 2018 to 5.4% in 2019. The risk-free rate associated to CEMEX remained significantly flat in the level of 2.9%, while the country risk-specific rates decreased slightly in 2019 in most cases. These reductions were partially offset by a slight increase in the public comparable companies’ stock volatility (beta) that changed from 1.06 in 2018 to 1.08 in 2019 and the decrease in the weighing of debt in the calculation of the discount rates that changed from 33.5% in 2018 to 31.7% in 2019.

In connection with the discount rates and long-term growth rates included in the table above, CEMEX verified the reasonableness of its conclusions using sensitivity analyses to changes in assumptions, affecting the value in use of all groups of CGUs with an independent reasonably possible increase of 1% in the pre-tax discount rate, an independent possible decrease of 1% in the long-term growth rate, as well as using multiples of Operating EBITDA, by means of which, CEMEX determined a weighted-average multiple of Operating EBITDA to enterprise value observed in recent mergers and acquisitions in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of CGUs to which goodwill has been allocated. CEMEX considered an industry average Operating EBITDA multiple of 11.5 times in 2020, 11.5 times in 2019 and 11.1 times in 2018.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Analysis of goodwill impairment — continued

In relation to the economic assumptions used by the Company described above, the additional impairment losses that would have resulted from the sensitivity analyses derived from independent changes in each of the relevant assumptions, as well as the multiples of Operating EBITDA, in those operating segments that presented impairment charges or relative impairment risk during 2020, are as follows:

			Additional effects of the sensitivity analyses to the charges recognized from the changes in assumptions as of December 31, 2020
Operating segment		Impairment losses recognized	Discount rate +1%	Long- term growth rate –1%	Multiples Operating EBITDA 11.5x
United States	$	1,020	188	—	—

The factors considered by the Company’s management that could cause the hypothetical scenarios of the previous sensitivity analysis in the United States are, in relation to the discount rate, an independent increase of 300 bps in the industry funding cost observed as of December 31, 2020 of 4.1% or, an independent increase in the risk-free rate of 190 bps over the rate of 2.3% in such country. Nonetheless, such assumptions do not seem probable as of December 31, 2020.

As of December 31, 2020, except for the operating segment in the United States presented in the table above, none of the other sensitivity analyses indicated a potential impairment risk in CEMEX’s operating segments. CEMEX continually monitors the evolution of the group of CGUs to which goodwill has been allocated that have presented relative goodwill impairment risk in any of the reported periods and, if the relevant economic variables and the related value in use would be negatively affected, it may result in a goodwill impairment loss in the future.

As of December 31, 2020 and 2019, goodwill allocated to its operating segment in the United States accounted for 76% and 78%, of CEMEX’s total amount of consolidated goodwill, respectively. In connection with CEMEX’s determination of value in use relative to its groups of CGUs in the United States in the reported periods, CEMEX has considered several factors, such as the historical performance of such operating segment, including the operating results in recent years, the long-term nature of CEMEX’s investment, the signs of recovery in the construction industry over the last years, the significant economic barriers for new potential competitors considering the high investment required, and the lack of susceptibility of the industry to technology improvements or alternate construction products, among other factors. To improve its assurance, as mentioned above, CEMEX verified its conclusions using sensitivity analyses over Operating EBITDA multiples of recent sale transaction within the industry occurred in such country, as well as macroeconomic information regarding gross domestic product and cement consumption over the projected periods issued by the International Monetary Fund and the U.S. Portland Cement Association, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

17)	FINANCIAL INSTRUMENTS

17.1)	CURRENT AND NON-CURRENT DEBT

As of December 31, 2020 and 2019, CEMEX´s consolidated debt summarized by interest rates and currencies, was as follows:

		2020				2019
		Current	Non-current	Total[1,2]		Current	Non-current	Total [1,2]
Floating rate debt	$	172	2,538	2,710	$	59	2,997	3,056
Fixed rate debt		7	6,622	6,629		3	6,306	6,309

	$	179	9,160	9,339	$	62	9,303	9,365

Effective rate [3]
Floating rate		3.1%	4.0%			4.3%	4.1%
Fixed rate		4.7%	5.6%			5.2%	5.5%

		2020					2019
Currency		Current	Non-current	Total	Effective rate [3]		Current	Non-current	Total	Effective rate [3]
Dollars	$	6	6,089	6,095	5.8%	$	25	6,144	6,169	5.2%
Euros		73	2,078	2,151	2.7%		3	2,438	2,441	3.1%
Pounds		55	329	384	2.5%		23	433	456	3.2%
Philippine pesos		3	220	223	4.1%		3	221	224	5.2%
Mexican pesos		—	334	334	6.8%		—	—	—	—
Other currencies		42	110	152	4.9%		8	67	75	5.6%

	$	179	9,160	9,339		$	62	9,303	9,365

1

As of December 31, 2020 and 2019, from total debt of $9,339 and $9,365, respectively, 93% in 2020 and 84% in 2019 was held in the Parent Company, 11% in 2019 was in finance subsidiaries in the Netherlands and the United States, and 7% in 2020 and 5% in 2019 was in other countries.

2

As of December 31, 2020 and 2019, cumulative discounts, fees and other direct costs incurred in CEMEX’s outstanding debt borrowings and the issuance of notes payable (jointly “Issuance Costs”) for $66 and $71, respectively, are presented reducing debt balances and are amortized to financial expense over the maturity of the related debt instruments under the amortized cost method.

3	In 2020 and 2019, represents the weighted-average nominal interest rate of the related debt agreements determined at the end of each period.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Current and non-current debt — continued

As of December 31, 2020 and 2019, CEMEX´s consolidated debt summarized by type of instrument, was as follows:

2020		Current	Non-current	2019		Current	Non-current
Bank loans				Bank loans
Loans in foreign countries, 2021 to 2024	$	67	371	Loans in foreign countries, 2020 to 2024	$	1	290
Syndicated loans, 2021 to 2025		—	2,383	Syndicated loans, 2021 to 2022		—	2,865

		67	2,754			1	3,155

Notes payable				Notes payable
Medium-term notes, 2024 to 2030		—	6,327	Medium-term notes, 2023 to 2026		—	6,044
Other notes payable, 2021 to 2027		7	184	Other notes payable, 2020 to 2025		6	159

		7	6,511			6	6,203

Total bank loans and notes payable		74	9,265	Total bank loans and notes payable		7	9,358
Current maturities		105	(105)	Current maturities		55	(55)

	$	179	9,160		$	62	9,303

As of December 31, 2020 and 2019, CEMEX’s bank loans included the balances under CEMEX’s facilities agreement entered on July 19, 2017, as amended and restated several times in 2020 and 2019 as described below (the “2017 Facilities Agreement”) for $2,420 and $2,897, respectively. The 2017 Facilities Agreement is multi-currency and includes a committed revolving credit facility of $1,121 in 2020 and $1,135 in 2019.

Changes in consolidated debt for the years ended December 31, 2020, 2019 and 2018 were as follows:

		2020	2019	2018
Debt at beginning of year	$	9,365	9,311	9,873
Proceeds from new debt instruments		4,210	3,331	2,325
Debt repayments		(4,572)	(3,284)	(2,745)
Foreign currency translation and accretion effects		336	7	(142)

Debt at end of year	$	9,339	9,365	9,311

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Current and non-current debt — continued

As of December 31, 2020 and 2019, non-current notes payable for $6,511 and $6,203, respectively, were detailed as follows:

Description	Date of issuance	Issuer [1]	Currency	Principal amount	Rate	Maturity date	Redeemed amount [2] $	Outstanding amount [2] $		2020	2019
September 2030 Notes 3	17/Sep/20	CEMEX, S.A.B. de C.V.	Dollar	1,000	5.2%	17/Sep/30	–	1,000	$	995	–
November 2029 Notes 4	19/Nov/19	CEMEX, S.A.B. de C.V.	Dollar	1,000	5.45%	19/Nov/29	–	1,000		993	992
June 2027 Notes	05/Jun/20	CEMEX, S.A.B. de C.V.	Dollar	1,000	7.375%	05/Jun/27	–	1,000		994	–
April 2026 Notes	16/Mar/16	CEMEX, S.A.B. de C.V.	Dollar	1,000	7.75%	16/Apr/26	–	1,000		997	996
March 2026 Notes	19/Mar/19	CEMEX, S.A.B. de C.V.	Euro	400	3.125%	19/Mar/26	–	449		487	446
July 2025 Notes	02/Apr/03	CEMEX Materials LLC	Dollar	150	7.70%	21/Jul/25	–	150		153	154
March 2025 Notes 3	03/Mar/15	CEMEX, S.A.B. de C.V.	Dollar	750	6.125%	05/May/25	(750)	–		–	748
January 2025 Notes	11/Sep/14	CEMEX, S.A.B. de C.V.	Dollar	1,100	5.70%	11/Jan/25	(29)	1,071		1,069	1,069
December 2024 Notes	05/Dec/17	CEMEX, S.A.B. de C.V.	Euro	650	2.75%	05/Dec/24	–	729		792	726
June 2024 Notes [3]	14/Jun/16	CEMEX Finance LLC	Euro	400	4.625%	15/Jun/24	(400)	–		–	447
April 2024 Notes 4	01/Apr/14	CEMEX Finance LLC	Dollar	1,000	6.00%	01/Apr/24	(1,000)	–		–	621
Other notes payable										31	4

									$	6,511	6,203

1

As of December 31, 2020, except for the July 2025 Notes which are guaranteed exclusively by CEMEX Corp. and unless otherwise indicated, all issuances are fully and unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX Concretos, S.A. de C.V., CEMEX España, S.A. (“CEMEX España”), CEMEX Asia B.V., CEMEX Corp., CEMEX Africa & Middle East Investments B.V., CEMEX Finance LLC, CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG and CEMEX UK.

2	Presented net of all outstanding notes repurchased and held by CEMEX’s subsidiaries.
3	CEMEX used a significant portion of the proceeds from the September 2030 Notes to redeem in full the March 2025 Notes and the June 2024 Notes.
4	In December 2019, CEMEX used a portion of the proceeds of the November 2029 Notes and increased to $360 the redeemed amount of the April 2024 Notes and further redeemed the entire amount in 2020.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Current and non-current debt — continued

The maturities of consolidated long-term debt as of December 31, 2020, were as follows:

		Bank loans	Notes payable	Total
2022	$	180	6	186
2023		766	6	772
2024		603	796	1,399
2025		1,100	1,226	2,326
2026 and thereafter		–	4,477	4,477

	$	2,649	6,511	9,160

As of December 31, 2020, CEMEX had the following lines of credit, of which, the only committed portion refers to the revolving credit facility under the 2017 Facilities Agreement, at annual interest rates ranging between 1.65% and 3.94%, depending on the negotiated currency:

		Lines of credit	Available
Other lines of credit in foreign subsidiaries	$	248	87
Other lines of credit from banks		310	310
Revolving credit facility 2017 Facilities Agreement		1,121	1,121

	$	1,679	1,518

As a result of debt issuances, exchange offers and tender offers incurred to refinance, replace and/or repurchase existing debt instruments, as applicable, CEMEX paid Issuance Costs for a combined amount of $98 in 2020, $63 in 2019 and $51 in 2018. Of these incurred Issuance Costs, $38 in 2020 and $24 in 2019, corresponding to new debt instruments or the refinancing of old debt, adjusted the carrying amount of the related debt instruments and are amortized over the remaining term of each instrument, while $60 in 2020, $39 in 2019 and $51 in 2018 of such Issuance Costs, associated with the extinguished portion of the related debt, were recognized in the statement of operations in each year within “Financial expense”. In addition, Issuance Costs pending for amortization related to extinguished debt instruments for $19 in 2020, $1 in 2019 and $4 in 2018 were also recognized in the statement of operations of each year within “Financial expense.”

2017 Facilities Agreement

On July 19, 2017, the Parent Company and certain subsidiaries entered into the 2017 Facilities Agreement for an amount in different currencies equivalent to $4,050 at the origination date. The proceeds were used to refinance in full the $3,680 then outstanding under the former facilities agreements and other debt repayments. All tranches under the 2017 Facilities Agreement have substantially the same terms and share the same guarantors and collateral package as other secured debt obligations of CEMEX. After the amendments to the 2017 Facilities Agreement mentioned below that became effective on October 13, 2020, all tranches under the 2017 Facilities Agreement amortize in five equal payments beginning in July 2021 and ending in July 2025, except for: (i) a tranche for the Mexican Peso equivalent of $313 amortizing in four equal payments beginning in July 2023 and ending in July 2025; and (ii) the commitments under the revolving credit which mature in July 2023.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

2017 Facilities Agreement — continued

All tranches under the 2017 Facilities Agreement have substantially the same terms, including a margin over LIBOR or EURIBOR and TIIE, as applicable, depending on the consolidated leverage ratio (as defined below in the Financial Covenants section) of CEMEX, as follows:

Consolidated leverage ratio	LIBOR / EURIBOR Applicable margin[1]	TIIE Applicable margin[1]
> = 6.00x	475 bps	425 bps
< 6.00x > = 5.50x	425 bps	375 bps
< 5.50x > = 5.00x	375 bps	325 bps
< 5.00x > = 4.50x	300 bps	250 bps
< 4.50x > = 4.00x	250 bps	210 bps
< 4.00x > = 3.50x	212.5 bps	180 bps
< 3.50x > = 3.00x	175 bps	150 bps
< 3.00x > = 2.50x	150 bps	125 bps
< 2.50x	125 bps	100 bps

1

LIBOR and EURIBOR refer to the London Inter-Bank Offered Rate and the Euro Inter-Bank Offered Rate, respectively, variable rates used in international markets for debt denominated in U.S. dollars and Euros, respectively. TIIE refers to the Tasa de Interés Interbancaria de Equilibrio, variable rate used for debt denominated in Mexican Pesos. As of December 31, 2020 and 2019, 3-Month LIBOR rate was 0.23838% and 1.9084%, respectively, meanwhile 3-Month EURIBOR rate was -0.545% and -0.383%, respectively. As of December 31, 2020, 28-day TIIE rate was 4.4805%. The contraction “bps” means basis points. One hundred basis points equal 1%.

As part of the amendment process to the 2017 Facilities Agreement that became effective on October 13, 2020, among other aspects, CEMEX negotiated: a) the extension of $1.1 billion of maturities by three years, from 2022 to 2025 and $1.1 billion (including the extension of December 17, 2020 mentioned below) of commitments under the revolving credit facility by one year from 2022 to 2023; b) the inclusion of five sustainability-linked metrics, including reduction of net CO2 emissions per cementitious product, power consumption from green energy in cement and improvements in quarry rehabilitation and water management, among other metrics; c) redenominating $313 of previous Dollar debt under the term loans that are part of the 2017 Facilities Agreement to Mexican Pesos, and $82 to Euros; d) amending the consolidated leverage ratio, as described below in the financial covenants section; and e) amendments to incorporate Loan Market Association replacement screen rate provisions in anticipation of the discontinuation of LIBOR and potentially EURIBOR, as well as Mexican benchmark interbank rate provisions. On December 17, 2020, $136 of debt under the 2017 Facilities Agreement were further extended, of which, $43 mature in 2023 and $93 mature in 2025 in line with the October 13, 2020 amendment process.

As part of amendment process to the 2017 Facilities Agreement that became effective on May 22, 2020, among other aspects, CEMEX negotiated the modification of the financial covenants contained therein, including the leverage and coverage ratios, to levels that would ideally enable CEMEX to remain in compliance with such financial covenants notwithstanding the adverse effects arising during the COVID-19 Pandemic (note 2) and the period of gradual return to normal operations. As a result of the modifications to its financial covenants, the Company agreed to a one-time fee of $14 (35 basis points (“bps”)) and adjusted the applicable margin over LIBOR, or EURIBOR, as applicable, to accommodate for the changes to the leverage limits covenant. Moreover, CEMEX agreed to certain temporary restrictions which are no longer applicable with respect to permitted capital

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

2017 Facilities Agreement — continued

expenditures, the extension of loans to third parties, acquisitions and/or the use of proceeds from asset sales and fundraising activities, as well as an increase from zero to 125 bps in the financial expense, depending on the corresponding applicable margin, CEMEX would be required to pay under the 2017 Facilities Agreement. CEMEX also agreed to cease share repurchases whenever and for as long as the Company fails to report a consolidated leverage ratio of 4.50x or less.

As part of the amendments to the 2017 Facilities Agreement that became effective on November 4, 2019, among other aspects, CEMEX negotiated: a) an exclusive amount of up to $500 permitted for share buy-back; b) a new allowance for disposals of non-controlling interests in subsidiaries that are no obligors under the 2017 Facilities Agreement of up to $100 per calendar year; c) amendments related to the implementation of corporate reorganizations in Mexico, Europe and TCL; and d) modifications to the calculation and limits of the consolidated coverage ratio and the consolidated leverage ratio, as described in the Financial Covenants section below.

As part of the amendment process to the 2017 Facilities Agreement that became effective on April 2, 2019, among other aspects, CEMEX extended $1,060 of maturities by three years and made certain adjustments to its consolidated financial leverage ratio, as described below in the financial covenants section, in connection with the implementation of IFRS 16 and the neutralization of any potential effect from such adoption. In addition, CEMEX delayed the scheduled tightening of the consolidated financial leverage ratio limit by one year.

The balance of debt under the 2017 Facilities Agreement, which debtor is CEMEX, S.A.B. de C.V., was originally guaranteed by CEMEX México, S.A. de C.V. (“CEMEX México”), CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V. (“ETM”), New Sunward Holding B.V., CEMEX España, CEMEX Asia B.V., CEMEX Corp., CEMEX Africa & Middle East Investments B.V., CEMEX Finance LLC, CEMEX France Gestion (S.A.S.), CEMEX Research Group AG and CEMEX UK. In addition, the debt under these agreements (together with all other senior capital markets debt issued or guaranteed by CEMEX, and certain other preceding facilities) is also secured by a first-priority security interest in: (a) substantially all the shares of CEMEX Operaciones México, S.A. de C.V, CEMEX Innovation Holding Ltd. and CEMEX España (the “Collateral”); and (b) all proceeds of such Collateral. In 2019, the Parent Company merged and absorbed ETM and CEMEX México, effective against third parties on February 26, 2020 and March 9, 2020, respectively. In addition, CEMEX España merged and absorbed New Sunward Holding B.V. with effects as of December 1, 2020. As a result, the merged and absorbed entities ceased to guarantee CEMEX, S.A.B. de C.V.’s indebtedness and the shares of CEMEX México and New Sunward Holding B.V., which used to be part of the Collateral, are no longer part of it.

During the years 2020 and 2019, under the 2017 Facilities Agreement, CEMEX was required to: a) not exceed an aggregate amount for capital expenditures of $1,500 per year, excluding certain capital expenditures, joint venture investments and acquisitions by CHP and its subsidiaries and CLH and its subsidiaries, which had a separate limit of $500 (or its equivalent) each; and b) not exceed the amount for permitted acquisitions and investments in joint ventures of $400 per year. Nonetheless, such limitations did not apply if capital expenditures or acquisitions did not exceed free cash flow generation or were funded with proceeds from equity issuances or asset disposals.

In addition to the restrictions mentioned above, and subject in each case to the permitted negotiated amounts and other exceptions, CEMEX is also subject to several negative covenants that, among other things, restrict or limit

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

2017 Facilities Agreement — continued

its ability to incur additional obligations, change its line of business, enter into mergers and enter into speculative derivatives transactions. Certain covenants and restrictions, such as the capital expenditure restrictions and several negative covenants, including restrictions on CEMEX’s ability to declare or pay cash dividends and distributions to shareholders, among others, shall cease to apply or become less restrictive if CEMEX so elects upon CEMEX’s Leverage Ratio (as defined hereinafter) for the two most recently completed quarterly testing periods being less than or equal to 3.75 times and no default under the 2017 Facilities Agreement is continuing. CEMEX cannot assure that it will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the 2017 Facilities Agreement. In addition, the 2017 Facilities Agreement contains events of default, some of which may occur and are outside of CEMEX’s control such as expropriation, sequestration and availability of foreign exchange.

As of December 31, 2020 and 2019, CEMEX was in compliance with such limitations and restrictions contained in the 2017 Facilities Agreement. CEMEX cannot assure that in the future it will be able to comply with such restrictive covenants and limitations. CEMEX’s failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect CEMEX’s business and financial condition.

Financial Covenants

The 2017 Facilities Agreement requires CEMEX to comply with financial ratios, which mainly include: a) the consolidated ratio of debt to Operating EBITDA (the “Leverage Ratio”); and b) the consolidated ratio of Operating EBITDA to interest expense (the “Coverage Ratio”). These financial ratios are calculated using the consolidated amounts under IFRS.

CEMEX must comply with a Coverage Ratio and a Leverage Ratio for each period of four consecutive quarters. After the October 13, 2020 amendments, the Coverage Ratio should be equal or greater than 1.75 times for each reference period ending on December 31, 2020 through March 31, 2021; equal or greater than 2.25 times for each reference period ending on June 30, 2021 through September 30, 2021; equal or greater than 2.50 times for each reference period ending on December 31, 2021 through September 30, 2022; and equal or greater than 2.75 times for each subsequent reference period. The limits for the Leverage Ratio are as follows:

Period	Leverage Ratio
For the period ending on December 31, 2020 up to and including the period ending on March 31, 2021	< = 6.25
For the period ending on June 30, 2021	< = 6.00
For the period ending on September 30, 2021 up to and including the period ending on March 31, 2022	< = 5.75
For the period ending on June 30, 2022 up to and including the period ending on September 30, 2022	< = 5.25
For the period ending on December 31, 2022 up to and including the period ending on March 31, 2023	< = 4.75
For the period ending on June 30, 2023 and each subsequent reference period	< = 4.50

Leverage Ratio: Is calculated dividing “Funded Debt” by pro forma Operating EBITDA for the last twelve months as of the calculation date including a permanent fixed adjustment from the adoption of IFRS 16. Funded Debt equals debt, as reported in the statement of financial position, net of cash and cash equivalents, excluding components of liability of convertible subordinated notes, plus lease liabilities, perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments for business acquisitions or disposals. Before the April 2, 2019 amendments, the calculation of Funded Debt did not include cash and cash equivalents and obligations under lease contracts.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Financial Covenants — continued

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

As of December 31, 2020, 2019 and 2018, under the 2017 Facilities Agreement, the main consolidated financial ratios were as follows:

		Consolidated financial ratios [1]
		2020	2019	2018
Leverage ratio	Limit	<=6.25	<=5.25	<=4.75
	Calculation	4.07	4.17	3.84

Coverage ratio	Limit	>=1.75	>=2.50	>=2.50
	Calculation	3.82	3.86	4.41

1

Refers to the compliance limits and calculations that were effective on such dates. For 2019, before the October 13, 2020 amendments and the May 22, 2020 amendments. For 2018, before the April 2, 2019 amendments, the November 4, 2019 amendments and the adoption of IFRS 16 in the financial statements.

CEMEX’s ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets.

CEMEX will classify all of its non-current debt as current debt if: 1) as of any measurement date CEMEX fails to comply with the aforementioned financial ratios; or 2) the cross default clause that is part of the 2017 Facilities Agreement is triggered by the provisions contained therein; 3) as of any date prior to a subsequent measurement date CEMEX expects not to be in compliance with such financial ratios in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) an agreement to refinance the relevant debt on a long-term basis. As a result of such classification of debt as current for noncompliance with the agreed upon financial ratios or, in such event, the absence of a waiver of compliance or a negotiation thereof, after certain procedures upon CEMEX’s lenders’ request, they would call for the acceleration of payments due under the 2017 Facilities Agreement. That scenario would have a material adverse effect on CEMEX’s operating results, liquidity or financial position.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

17.2)	OTHER FINANCIAL OBLIGATIONS

As of December 31, 2020 and 2019, other financial obligations in the consolidated statement of financial position were detailed as follows:

		2020				2019
		Current	Non-current	Total		Current	Non-current	Total
I. Leases	$	293	967	1,260	$	262	1,044	1,306
II. Liabilities secured with accounts receivable		586	—	586		599	—	599
III. Convertible subordinated notes due 2020		—	—	—		520	—	520

	$	879	967	1,846	$	1,381	1,044	2,425

I.	Leases (notes 3.6, 8.1, 15.2 and 24.1)

CEMEX has several operating and administrative assets under lease contracts (note 15.2). CEMEX applies the recognition exemption for short-term leases and leases of low-value assets. Changes in the balance of lease financial liabilities during 2020, 2019 and 2018 were as follows:

		2020	2019	2018
Lease financial liability at beginning of year	$	1,306	1,315	1,309
Additions from new leases		213	274	296
Reductions from payments		(276)	(239)	(192)
Cancellations and liability remeasurements		(9)	(54)	(67)
Foreign currency translation and accretion effects		26	10	(31)

Lease financial liability at end of year	$	1,260	1,306	1,315

As of December 31, 2020, the maturities of non-current lease financial liabilities are as follows:

		Total
2022	$	199
2023		162
2024		127
2025		95
2026 and thereafter		384

	$	967

Total cash outflows for leases in 2020, 2019 and 2018, including the interest expense portion as disclosed at note 8.1, were $350, $316 and $266, respectively. Future payments associated with these contracts are presented in note 24.1.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

II.	Liabilities secured with accounts receivable

As mentioned in note 10, the funded amounts of sale of trade accounts receivable under securitization programs and/or factoring programs with recourse, are recognized in “Other financial obligations” in the statement of financial position.

III.	Optional convertible subordinated notes due 2020

During 2015, the Parent Company issued $521 aggregate principal amount of 3.72% optional convertible subordinated notes due in March 2020 (the “2020 Convertible Notes”) because of exchanges or settlements of other convertible notes. The 2020 Convertible Notes, were subordinated to most of CEMEX’s liabilities and commitments and were convertible into a fixed number of the Parent Company’s ADSs at any time at the holder’s election and were subject to antidilution adjustments. As of December 31, 2019, the conversion price per ADS for the 2020 Convertible Notes was $10.73 dollars. On March 13, 2020, CEMEX paid $521 as full settlement of the aggregate outstanding amount of the 2020 Convertible Notes which matured on March 15, 2020 with a minimal conversion of ADS.

17.3)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

The book values of cash, trade receivables, other accounts receivable, trade payables, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the revolving nature of these financial assets and liabilities in the short-term.

The estimated fair value of CEMEX´s non-current debt is level 1 and level 2 and is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX.

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Financial assets and liabilities — continued

As of December 31, 2020 and 2019, the carrying amounts of financial assets and liabilities and their respective fair values were as follows:

		2020			2019
		Carrying amount	Fair value		Carrying amount	Fair value
Financial assets
Derivative financial instruments (notes 14.2 and 17.4)	$	3	3	$	2	2
Other investments and non-current accounts receivable (note 14.2)		272	272		234	234

	$	275	275	$	236	236

Financial liabilities
Long-term debt (note 17.1)	$	9,160	9,687		$9,303	9,711
Other financial obligations (note 17.2)		967	1,012		1,044	1,071
Derivative financial instruments (notes 17.4 and 18.2)		53	53		46	46

	$	10,180	10,752	$	10,393	10,828

As of December 31, 2020 and 2019, assets and liabilities carried at fair value in the consolidated statements of financial position are included in the following fair value hierarchy categories (note 3.6):

2020		Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative financial instruments (notes 14.2 and 17.4)	$	—	3	—	3
Investments in strategic equity securities (note 14.2)		3	—	—	3
Other investments at fair value through earnings (note 14.2)		—	23	—	23

		$3	26	—	29

Liabilities measured at fair value
Derivative financial instruments (notes 17.4 and 18.2)	$	—	53	—	53

2019		Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative financial instruments (notes 14.2 and 17.4)	$	—	2	—	2
Investments in strategic equity securities (note 14.2)		3	—	—	3
Other investments at fair value through earnings (note 14.2)		—	34	—	34

		$3	36	—	39

Liabilities measured at fair value
Derivative financial instruments (notes 17.4 and 18.2)	$	—	46	—	46

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

17.4)	DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee, the restrictions set forth by its debt agreements and its hedging strategy (note 17.5), CEMEX held derivative instruments, with the objectives, as the case may be of: a) changing the risk profile or fixed the price of fuels; b) foreign exchange hedging; c) hedge of forecasted transactions; and d) other corporate purposes.

As of December 31, 2020 and 2019, the notional amounts and fair values of CEMEX’s derivative instruments were as follows:

		2020		2019
		Notional amount	Fair value	Notional amount	Fair value
I. Net investment hedge	$	741	(42)	1,154	(67)
II. Interest rate swaps		1,334	(47)	1,000	(35)
III. Equity forwards on third party shares		27	3	74	1
IV. Fuel price hedging		128	5	96	1

	$	2,230	(81)	2,324	(100)

The caption “Financial income and other items, net” in the income statement includes gains and losses related to the recognition of changes in fair values of the derivative financial instruments during the applicable period, which represented net losses of $17 in 2020, net losses of $1 in 2019 and net gains of $39 in 2018.

I.	Net investment hedge

As of December 31, 2020 and 2019, there are Dollar/Mexican peso foreign exchange forward contracts under a program that started in 2017 with a notional of up to $1,250, which can be adjusted in relation to hedged risks. During 2020, this program was adjusted and reached a notional amount of $741 with forward contracts with tenors from 1 to 18 months. For accounting purposes under IFRS, CEMEX has designated this program as a hedge of CEMEX’s net investment in Mexican pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the years 2020, 2019 and 2018, these contracts generated gains of $53 and losses of $126 and $59, respectively, which partially offset currency translation results in each year recognized in equity generated from CEMEX’s net assets denominated in Mexican pesos due to the depreciation of the peso in 2020 and the appreciation of the peso in 2019 and 2018.

II.	Interest rate swap contracts

As of December 31, 2020 and 2019, CEMEX held interest rate swaps for a notional amount of $1,000 the fair value of which represented a liability of $44 and $35, respectively, negotiated in June 2018 to fix interest payments of existing bank loans bearing floating rates. The contracts mature in June 2023. During September 2020, CEMEX amended one of the interest rate swap contracts to reduce the weighted strike from 3.05% to 2.56% paying $14 recognized within “Financial income and other items, net” in the statement of operations. For accounting purposes under IFRS, CEMEX designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related bank loans is accrued. For the years ended in 2020 and 2019, changes in fair value of these contracts generated losses of $9 and losses of $26, respectively, recognized in other comprehensive income.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Interest rate swap contracts — continued

During October 2020, CEMEX negotiated interest rate swaps to fix interest payments of existing bank loans referenced to Mexican Peso floating rates and will mature in November 2023. As of December 31, 2020, CEMEX held a notional amount of $334 the fair value of which represented a liability of $3. CEMEX designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related bank loans is accrued. For the year ended in 2020 changes in fair value of these contracts generated losses of $3 recognized in other comprehensive income.

As of December 31, 2018, CEMEX had an interest rate swap maturing in September 2022 associated with an agreement entered by CEMEX for the acquisition of electric energy in Mexico, the fair value of which represented assets of $11. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, CEMEX receives fixed rate of 5.4% and pays LIBOR. Changes in the fair value of this interest rate swap generated losses of $6 in 2018, recognized in the income statement for each period. During 2019, CEMEX unwound and settled its interest rate swap.

III.	Equity forwards on third party shares

As of December 31, 2020 and 2019, CEMEX maintained equity forward contracts with cash settlement in March 2022 and March 2021, respectively, over the price of 4.7 million shares of Grupo Cementos de Chihuahua, S.A.B. de C.V. in 2020 and 13.9 million in 2019. During 2020 and 2019, CEMEX early settled a portion of these contracts for 9.2 and 6.9 million shares, respectively. Changes in the fair value of these instruments and early settlement effects generated gains of $1 in 2020, gains of $2 in 2019 and gains of $26 in 2018 recognized within “Financial income and other items, net” in the income statement.

IV.	Fuel price hedging

As of December 31, 2020 and 2019, CEMEX maintained forward and option contracts negotiated to hedge the price of certain fuels, primarily diesel and gas, in several operations for aggregate notional amounts of $128 and $96, respectively, with an estimated aggregate fair value representing assets of $5 in 2020 and assets of $1 in 2019. By means of these contracts, for its own consumption only, CEMEX fixed the price of these fuels over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel or gas consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related fuel volumes are consumed. For the years 2020, 2019 and 2018, changes in fair value of these contracts recognized in other comprehensive income represented gains of $7, gains of $15 and losses of $35, respectively.

Other derivative financial instruments negotiated during the periods

During 2020, CEMEX negotiated Dollar/Peso, Dollar/Euro and Dollar/British Pound foreign exchange forward contracts to sell Dollars and Pesos and buy Euro and British Pounds, negotiated in connection with the voluntary prepayment and currency exchanges under the 2017 Facilities Agreement, for a combined notional amount of $397. For the year 2020, the aggregate results from positions entered and settled, generated losses of $15 recognized within “Financial income and other items, net” in the statements of operation. Additionally, during 2020, CEMEX negotiated Dollar/Euro foreign exchange forward contracts to sell Dollars and buy Euro,

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Other derivative financial instruments negotiated during the periods — continued

negotiated in connection with the redemption of the 4.625% April 2024 Notes. For the year 2020, the aggregate results of these instruments from positions entered and settled, generated gains of $3, recognized within “Financial income and other items, net” in the statement of operations.

Moreover, in connection with the proceeds from the sale of certain assets in the United Kingdom (note 5.2), the Company negotiated British Pound/Euro foreign exchange forward contracts to sell British Pounds and buy Euro for a notional amount of $186. CEMEX settled such derivatives on August 5, 2020. During the year 2020, changes in the fair value of these instruments and their settlement generated gains of $9 recognized within “Financial income and other items, net” in the statement of operations.

17.5)	RISK MANAGEMENT

Enterprise risks may arise from any of the following situations: i) the potential change in the value of assets owned or reasonably anticipated to be owned, ii) the potential change in value of liabilities incurred or reasonably anticipated to be incurred, iii) the potential change in value of services provided, purchase or reasonably anticipated to be provided or purchased in the ordinary course of business, iv) the potential change in the value of assets, services, inputs, products or commodities owned, produced, manufactured, processed, merchandised, leased or sell or reasonably anticipated to be owned, produced, manufactured, processed, merchandised, leased or sold in the ordinary course of business, or v) any potential change in the value arising from interest rate or foreign exchange rate exposures arising from current or anticipated assets or liabilities.

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

As of December 31, 2020 and 2019, these strategies are sometimes complemented with the use of derivative financial instruments as mentioned in note 17.4, such as the commodity forward contracts on fuels negotiated to fix the price of these underlying commodities.

The main risk categories are mentioned below:

Credit risk

Credit risk is the risk of financial loss faced by CEMEX if a customer or counterparty to a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of December 31, 2020 and 2019, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. Exposure to credit risk is monitored constantly according to the payment behavior of debtors. Credit is assigned on a customer-by-customer basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Credit risk — continued

past due and delinquent accounts. In cases deemed necessary, CEMEX’s management requires guarantees from its customers and financial counterparties regarding financial assets.

The Company’s management has established a policy of low risk tolerance which analyzes the creditworthiness of each new client individually before offering the general conditions of payment terms and delivery. The review includes external ratings, when references are available, and in some cases bank references. Thresholds of purchase limits are established for each client, which represent the maximum purchase amounts that require different levels of approval. Customers that do not meet the levels of solvency requirements imposed by CEMEX can only carry out transactions by paying cash in advance. As of December 31, 2020, considering CEMEX’s best estimate of potential expected losses based on the ECL model developed by CEMEX (note 10), the allowance for expected credit losses was $121.

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

Nonetheless, it is not economically efficient to concentrate on fixed rates at a high point when the interest rates market expects a downward trend. That is, there is an opportunity cost for continuing to pay a determined fixed interest rate when the market rates have decreased, and the entity may obtain improved interest rate conditions in a new loan or debt issuance. CEMEX manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to reduce its interest costs. CEMEX could renegotiate the conditions or repurchase the debt, particularly when the net present value of the estimated future benefits from the interest rate reduction are expected to exceed the cost and commissions that would have to be paid in such renegotiation or repurchase of debt.

As of December 31, 2020 and 2019, 17% and 22%, respectively, of CEMEX’s long-term debt was denominated in floating rates at a weighted-average interest rate of LIBOR plus 294 basis points in 2020 and 285 basis points in 2019. These figures reflect the effect of interest rate swaps held by CEMEX during 2020 and 2019. As of December 31, 2020 and 2019, if interest rates at that date had been 0.5% higher, with all other variables held constant, CEMEX’s net income for 2020 and 2019 would have reduced by $17 and $19, respectively, because of higher interest expense on variable rate denominated debt. This analysis does not include the effect of interest rate swaps held by CEMEX during 2020 and 2019.

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as the “IBOR reform”). CEMEX has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. There is uncertainty over the timing and the methods of transition in some jurisdictions in which CEMEX operates. The Company anticipates that the IBOR reform will imply adjustments to its risk management and hedge accounting practices. Nonetheless, as mentioned in note 17.1 as part of the

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Interest rate risk — continued

October 13 amendments to the 2017 Facilities Agreements, to ease this transition, CEMEX included amendments to incorporate Loan Market Association replacement screen rate provisions in anticipation of the discontinuation of LIBOR and potentially EURIBOR.

CEMEX’s respective risk management committee monitors and manages the Company’s transition to alternative rates. The committee evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties. The committee reports to the Parent Company’s Board of Directors quarterly and collaborates with other business functions as needed. It provides periodic reports to management of interest rate risk and risks arising from IBOR reform.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. CEMEX’s exposure to the risk of changes in foreign exchange rates relates primarily to its operating activities. Due to its geographic diversification, CEMEX’s revenues and costs are generated and settled in various countries and in different currencies. For the year ended December 31, 2020, 21% of CEMEX’s net sales, before eliminations resulting from consolidation, were generated in Mexico, 29% in the United States, 5% in the United Kingdom, 6% in France, 4% in Germany, 2% in Spain, 15% in the Rest of EMEAA region, 3% in Colombia, 1% in Panama, 2% in Dominican Republic, 2% in Caribbean TCL, 4% in the Rest of South, Central America and the Caribbean region, and 6% in CEMEX’s other operations.

Foreign exchange results incurred through monetary assets or liabilities in a currency different from its functional currency are recorded in the consolidated statements of operations. Exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and exchange fluctuations in related parties’ long-term balances denominated in foreign currency that are not expected to be settled in the foreseeable future, are recognized in the statement of other comprehensive income. As of December 31, 2020 and 2019, excluding from the sensitivity analysis the impact of translating the net assets denominated in currencies different from CEMEX’s presentation currency, considering a hypothetic 10% strengthening of the dollar against the Mexican peso, with all other variables held constant, CEMEX’s net income for 2020 and 2019 would have decreased by $87 and $76, respectively, as a result of higher foreign exchange losses on CEMEX’s dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetic 10% weakening of the U.S. dollar against the Mexican peso would have the opposite effect.

As of December 31, 2020, 65% of CEMEX’s financial debt was Dollar-denominated, 23% was Euro-denominated, 4% was Pound-denominated, 4% was Mexican peso-denominated, 2% was Philippine peso-denominated and 2% was in other currencies. Therefore, CEMEX had a foreign currency exposure arising mainly from the Dollar-denominated and Euro-denominated financial debt versus the several currencies in which CEMEX’s revenues are settled in most countries in which it operates. The amounts of Pound-denominated financial debt and Philippine peso-denominated financial debt outstanding as of December 31, 2020, are closely related to the amount of revenues generated in such currencies and/or, in the case of the Euro-denominated financial debt, the amount of CEMEX’s net assets denominated in such currencies; therefore, CEMEX considers that the foreign currency risk related to these amounts of debt is low. Nonetheless, CEMEX cannot guarantee that it will generate sufficient revenues in dollars, euros, pounds and Philippine pesos from its operations to service these obligations. As of December 31, 2020 and 2019, CEMEX had not implemented any derivative financing

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Foreign currency risk — continued

hedging strategy to address this foreign currency risk. Nonetheless, CEMEX may negotiate derivative financing hedging strategies in the future if either of its debt portfolio currency mix, interest rate mix, market conditions and/or expectations changes.

As of December 31, 2020 and 2019, CEMEX’s consolidated net monetary assets (liabilities) by currency are as follows:

		2020
		Mexico	United States	EMEAA	SCA&C	Others [1]	Total
Monetary assets	$	856	550	1,452	240	419	3,517
Monetary liabilities		1,420	2,480	3,534	680	9,625	17,739

Net monetary assets (liabilities)	$	(564)	(1,930)	(2,082)	(440)	(9,206)	(14,222)

Out of which:
Dollars	$	(161)	(1,930)	17	(37)	(6,065)	(8,176)
Pesos		(403)	—	—	—	(87)	(490)
Euros		—	—	(743)	—	(2,451)	(3,194)
Pounds		—	—	(1,174)	—	26	(1,148)
Other currencies		—	—	(182)	(403)	(629)	(1,214)

	$	(564)	(1,930)	(2,082)	(440)	(9,206)	(14,222)

		2019
		Mexico	United States	EMEAA	SCA&C	Others [1]	Total
Monetary assets	$	721	1,017	1,593	280	190	3,801
Monetary liabilities		1,311	2,444	3,162	589	10,220	17,726

Net monetary assets (liabilities)	$	(590)	(1,427)	(1,569)	(309)	(10,030)	(13,925)

Out of which:
Dollars	$	(23)	(1,427)	—	(72)	(6,715)	(8,237)
Pesos		(567)	—	—	—	(144)	(711)
Euros		—	—	(519)	1	(2,505)	(3,023)
Pounds		—	—	(807)	—	20	(787)
Other currencies		—	—	(243)	(238)	(686)	(1,167)

	$	(590)	(1,427)	(1,569)	(309)	(10,030)	(13,925)

1	Includes the Parent Company, CEMEX’s financing subsidiaries, as well as Neoris N.V., among other entities.

Considering that the Parent Company’s functional currency for all assets, liabilities and transactions associated with its financial and holding company activities is the dollar (note 3.4), there is foreign currency risk associated with the translation into dollars of subsidiaries’ net assets denominated in different currencies. When the dollar appreciates, the value of these net assets denominated in other currencies decreases in terms of Dollars, generating negative foreign currency translation and reducing stockholders’ equity. Conversely, when the dollar depreciates, the value of such net assets denominated in other currencies would increase in terms of dollars

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Foreign currency risk — continued

generating the opposite effect. CEMEX has implemented a Dollar/Mexican peso foreign exchange forward contracts program to hedge foreign currency translation in connection with its net assets denominated in pesos (note 17.4).

Equity risk

Equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX, S.A.B. de C.V.’s and/or third party’s shares. As described in note 17.4, considering specific objectives, CEMEX has negotiated equity forward contracts on third-party shares. Under these equity derivative instruments, there is a direct relationship from the change in the fair value of the derivative with the change in price of the underlying share. All changes in fair value of such derivative instruments are recognized in the income statement as part of “Financial income and other items, net.” During the reported periods effects were not significant.

As of December 31, 2020 and 2019, the potential change in the fair value of CEMEX’s forward contracts in GCC shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of GCC shares in dollars, with all other variables held constant, CEMEX’s net income would have reduced by $3 in 2020 and $7 in 2019, because of additional negative changes in fair value associated with these forward contracts. A 10% hypothetical increase in the price of GCC shares would have generated approximately the opposite effect.

Liquidity risk

Liquidity risk is the risk that CEMEX will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, to meet CEMEX’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, CEMEX relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which it operates, any one of which may materially affect CEMEX’s results and reduce cash from operations. The maturities of CEMEX’s contractual obligations are included in note 24.1.

As of December 31, 2020, current liabilities, which included $1,063 of current debt and other financial obligations, exceed current assets by $1,117. It is noted that as part of its operating strategy implemented by management, the Company operates with a negative working capital balance. For the year ended December 31, 2020, CEMEX generated net cash flows provided by operating activities of $1,578. The Company’s management considers that CEMEX will generate sufficient cash flows from operations in the following twelve months to meet its current obligations and trusts in its proven capacity to continually refinance and replace its current obligations, which will enable CEMEX to meet any liquidity risk in the short-term. In addition, as of December 31, 2020, CEMEX has committed lines of credit under the revolving credit facility in its 2017 Facilities Agreement for a total amount of $1,121.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

18)	OTHER CURRENT AND NON-CURRENT LIABILITIES

18.1)	OTHER CURRENT LIABILITIES

As of December 31, 2020 and 2019, consolidated other current liabilities were as follows:

		2020	2019
Provisions[1]	$	718	558
Interest payable		86	88
Other accounts payable and accrued expenses[2]		267	313
Contract liabilities with customers (note 4)[3]		201	225

	$	1,272	1,184

1

Current provisions primarily consist of accrued employee benefits, insurance payments, accruals for legal assessments and others. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

2	As of December 31, 2020 and 2019, includes $19 and $22, respectively, of the current portion of other taxes payable in Mexico.
3

As of December 31, 2020 and 2019, contract liabilities with customers included $161 and $184, respectively, of advances received from customers, as well as in 2020 and 2019 the current portion of deferred revenues in connection with advances under long-term clinker supply agreements of $4 and $4, respectively.

18.2)	OTHER NON-CURRENT LIABILITIES

As of December 31, 2020 and 2019, consolidated other non-current liabilities were as follows:

		2020	2019
Asset retirement obligations[1]	$	369	327
Accruals for legal assessments and other responsibilities[2]		27	30
Non-current liabilities for valuation of derivative instruments		53	46
Environmental liabilities[3]		275	214
Other non-current liabilities and provisions[4,5]		273	308

	$	997	925

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

4	As of December 31, 2020 and 2019, includes $12 and $31, respectively, of the non-current portion of taxes payable in Mexico.
5

As of December 31, 2020 and 2019, the balance includes deferred revenues of $42 and $50, respectively, that are amortized to the income statement as deliverables are fulfilled over the maturity of long-term clinker supply agreements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Other non-current liabilities — continued

Changes in consolidated other current and non-current liabilities for the years ended December 31, 2020 and 2019, were as follows:

		2020
		Asset retirement obligations	Environmental liabilities	Accruals for legal proceedings	Valuation of derivative instruments	Other liabilities and provisions	Total	2019
Balance at beginning of period	$	327	214	30	102	851	1,524	1,335
Additions or increase in estimates		80	1	3	7	2,306	2,397	1,641
Releases or decrease in estimates		(28)	—	(8)	—	(2,132)	(2,168)	(1,527)
Reclassifications		54	—	—	—	59	113	62
Accretion expense		(17)	62	—	—	(167)	(122)	(59)
Foreign currency translation		(47)	(2)	2	(18)	77	12	72

Balance at end of period	$	369	275	27	91	994	1,756	1,524

Out of which:
Current provisions	$	—	—	—	38	721	759	599

19)	PENSIONS AND POST-EMPLOYMENT BENEFITS

Defined contribution pension plans

The consolidated costs of defined contribution plans for the years ended December 31, 2020, 2019 and 2018 were $48, $50 and $45, respectively. CEMEX contributes periodically the amounts offered by the pension plan to the employee’s individual accounts, not retaining any remaining liability as of the financial statements’ date.

Defined benefit pension plans

Most of CEMEX’s defined benefit plans have been closed to new participants for several years. Actuarial results related to pension and other post-employment benefits are recognized in earnings and/or in “Other

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Defined benefit pension plans — continued

comprehensive income” for the period in which they are generated, as appropriate. For the years ended December 31, 2020, 2019 and 2018, the effects of pension plans and other post-employment benefits are summarized as follows:

		Pensions			Other benefits			Total
Net period cost (income):		2020	2019	2018	2020	2019	2018	2020	2019	2018
Recorded in operating costs and expenses
Service cost	$	10	10	10	2	2	3	12	12	13
Past service cost		(2)	1	9	1	—	—	(1)	1	9
Settlements and curtailments		—	(3)	—	(1)	—	—	(1)	(3)	—

		8	8	19	2	2	3	10	10	22

Recorded in other financial expenses
Net interest cost		28	34	35	5	5	5	33	39	40

Recorded in other comprehensive income
Actuarial (gains) losses for the period		181	203	(176)	18	7	—	199	210	(176)

	$	217	245	(122)	25	14	8	242	259	(114)

As of December 31, 2020 and 2019, the reconciliation of the actuarial benefits’ obligations and pension plan assets, are presented as follows:

		Pensions		Other benefits		Total
		2020	2019	2020	2019	2020	2019
Change in benefits obligation:
Projected benefit obligation at beginning of the period	$	2,651	2,375	87	79	2,738	2,454
Service cost		10	10	2	2	12	12
Interest cost		70	78	5	5	75	83
Actuarial losses		258	268	18	7	276	275
Additions through business combinations		1	—	—	—	1	—
Settlements and curtailments		—	(3)	(1)	—	(1)	(3)
Reduction from disposal of assets		—	(2)	—	—	—	(2)
Plan amendments		(2)	1	1	—	(1)	1
Benefits paid		(140)	(141)	(6)	(7)	(146)	(148)
Foreign currency translation		80	65	(1)	1	79	66

Projected benefit obligation at end of the period		2,928	2,651	105	87	3,033	2,738

Change in plan assets:
Fair value of plan assets at beginning of the period		1,599	1,486	1	1	1,600	1,487
Return on plan assets		42	44	—	—	42	44
Actuarial gains		77	65	—	—	77	65
Employer contributions		75	103	6	7	81	110
Reduction for disposal of assets		—	(1)	—	—	—	(1)
Benefits paid		(140)	(141)	(6)	(7)	(146)	(148)
Foreign currency translation		40	43	—	—	40	43

Fair value of plan assets at end of the period		1,693	1,599	1	1	1,694	1,600

Net projected liability in the statement of financial position	$	1,235	1,052	104	86	1,339	1,138

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Defined benefit pension plans — continued

For the years 2020, 2019 and 2018, actuarial (gains) losses for the period were generated by the following main factors as follows:

		2020	2019	2018
Actuarial (gains) losses due to experience	$	1	5	(58)
Actuarial (gains) losses due to demographic assumptions		18	(11)	(57)
Actuarial (gains) losses due financial assumptions		180	216	(61)

	$	199	210	(176)

In 2020, net actuarial losses due to financial assumptions were mainly driven by a general decrease in the discount rates applicable to the calculation of the benefits’ obligations mainly in the United Kingdom, the United States, and Mexico, as market interest rates decrease globally in 2020 as compared to 2019, partially offset by actual returns in plan assets higher than estimated in the United Kingdom and the United States. In addition, the United Kingdom Government confirmed on November 25, 2020, with effect from February 2030 onwards, Retail Prices Index (“RPI”) will be aligned with Consumer Prices Index (“CPI”). The RPI is used to set pension increase assumptions for the United Kingdom pension plans. As a result of this change, in 2020, CEMEX had an increase in its United Kingdom pension liabilities of $54. In 2019, such net actuarial losses were also mainly driven by a general decrease in the discount rates applicable to the calculation of the benefits’ obligations mainly in the United Kingdom, the United States, Germany and Mexico, as market interest rates decrease globally in 2019 as compared to 2018, partially offset by actual returns in plan assets higher than estimated in the United Kingdom and the United States. In 2018, net actuarial gains due to financial assumptions were mainly generated by a general increase in the discounts rates applied for the calculation of the pension benefit obligations in the United Kingdom, Germany, United States and Mexico, among others, resulting from the increase in market interest rates after several years in which such rates reached historically low levels.

As of December 31, 2020 and 2019, based on the hierarchy of fair values, plan assets are detailed as follows:

		2020					2019
		Level 1	Level 2	Level 3	Total		Level 1	Level 2	Level 3	Total
Cash	$	44	—	—	44	$	45	16	—	61
Investments in corporate bonds		1	474	—	475		4	396	—	400
Investments in government bonds		86	371	—	457		90	450	—	540

Total fixed-income securities		131	845	—	976		139	862	—	1,001

Investment in marketable securities		341	89	—	430		223	157	—	380
Other investments and private funds		146	55	87	288		46	85	88	219

Total variable-income securities		487	144	87	718		269	242	88	599

Total plan assets	$	618	989	87	1,694	$	408	1,104	88	1,600

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Defined benefit pension plans — continued

The most significant assumptions used in the determination of the benefit obligation were as follows:

	2020				2019
		United	United	Range of rates in		United	United	Rates ranges in
	Mexico	States	Kingdom	other countries	Mexico	States	Kingdom	other countries
Discount rates	7.8%	2.6%	1.5%	0.2% – 9.0%	8.75%	3.6%	2.1%	0.4% – 8.8%
Rate of return on plan assets	7.8%	2.6%	1.5%	0.2% – 9.0%	8.75%	3.6%	2.1%	0.4% – 8.8%
Rate of salary increases	4.5%	—	3.0%	2.3% – 6.8%	4.0%	—	3.0%	2.3% – 6.8%

As of December 31, 2020, estimated payments for pensions and other post-employment benefits over the next 10 years were as follows:

		Estimated payments
2021	$	157
2022		144
2023		144
2024		144
2025 – 2030		868

As of December 31, 2020 and 2019, the aggregate projected benefit obligation (“PBO”) for pension plans and other post-employment benefits and the plan assets by country were as follows:

		2020				2019
		PBO	Assets	Deficit		PBO	Assets	Deficit
Mexico	$	216	29	187	$	203	24	179
United States		305	222	83		297	219	78
United Kingdom[1]		1,925	1,214	711		1,681	1,128	553
Germany		219	8	211		204	9	195
Other countries		368	221	147		353	220	133

	$	3,033	1,694	1,339	$	2,738	1,600	1,138

1

Applicable regulation in the United Kingdom requires to maintain plan assets at a level similar to that of the obligations. Beginning in 2012, the pension fund started to receive annual dividends from a limited partnership (the “Partnership”), whose assets transferred by CEMEX UK of an approximate value of $553, are leased back to CEMEX UK. The Partnership is owned, controlled and consolidated by CEMEX UK. The annual dividends received by the pension funds in 2020, 2019 and 2018, which increase at a 5% rate per year, were £21.3 ($29), £20.3 ($27) and £19.3 ($25), respectively. In 2037, on expiry of the arrangement, the Partnership will be terminated and under the terms of the agreement, the remaining assets will be distributed to CEMEX UK. Distributions from the Partnership to the pension fund are considered as employer contributions to plan assets in the period in which they occur.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Defined benefit pension plans — continued

In some countries, CEMEX has established health care benefits for retired personnel limited to a certain number of years after retirement. As of December 31, 2020 and 2019, the projected benefits obligation related to these benefits was $78 and $62, respectively, included within other benefits liability. The medical inflation rates used to determine the projected benefits obligation of these benefits in 2020 and 2019 for Mexico were 8% in both years, for Puerto Rico 6.4% and 6.3%, respectively, for the United Kingdom were 6.5% in both years and for TCL were 5.0% and 8.0%, respectively.

Significant events of settlements or curtailments related to employees’ pension benefits and other post-employment benefits during the reported periods

During 2020, in connection with the divestiture of Kosmos’ assets in the United States (note 5.1), CEMEX recognized a curtailment gain of $1 related to its medical plan. Moreover, in France, CEMEX changed certain formulas of the pension benefits resulting in a past service gain of $2. In addition, in Mexico, CEMEX changed some postretirement benefits which resulted in an expense for past services of $1 in 2020. These effects were recognized in the income statement for the year.

During 2019, CEMEX in France closed two legal entities resulting in a curtailment gain of $3, which were recognized in the income statement for the period. There were no significant events during 2018.

Sensitivity analysis of pension and other post-employment benefits

For the year ended December 31, 2020, CEMEX performed sensitivity analyses on the most significant assumptions that affect the PBO, considering reasonable independent changes of plus or minus 50 basis points in each of these assumptions. The increase (decrease) that would have resulted in the PBO of pensions and other post-employment benefits as of December 31, 2020 are shown below:

		Pensions		Other benefits		Total
		+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps
Assumptions:
Discount Rate Sensitivity	$	(202)	228	(5)	6	(207)	234
Salary Increase Rate Sensitivity		7	(7)	1	—	8	(7)
Pension Increase Rate Sensitivity		146	(128)	—	—	146	(128)

Multiemployer defined benefit pension plans

In addition to the Company’s sponsored plans, certain union employees in the United States and the United Kingdom are covered under multiemployer defined benefit plans administered by their unions. The Company’s funding arrangements, rate of contributions and funding requirements were made in accordance with the contractual multiemployer agreements. The combined amounts contributed to the multiemployer plans were $56 in 2020, $64 in 2019 and $65 in 2018. The Company expects to contribute approximately $58 to the multiemployer plans in 2021.

In addition to the funding described in the preceding paragraph, CEMEX negotiated with a union managing a multiemployer plan in the United States the change of the plan from defined benefit to defined contribution beginning on September 29, 2019. This change generated a one-time settlement obligation of $24 recognized in the income statement in 2019 as part of “Other expenses, net,” against an accrued liability. Payments are expected to be made over the next 20 years though lump sum payment is allowable.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

20)	INCOME TAXES

20.1)	INCOME TAXES FOR THE PERIOD

The amounts of income tax expense in the statements of operations for 2020, 2019 and 2018 are summarized as follows:

		2020	2019	2018
Current income tax expense	$	174	143	99
Deferred income tax expense (revenue)		(122)	19	125

	$	52	162	224

20.2)	DEFERRED INCOME TAXES

As of December 31, 2020 and 2019, the main temporary differences that generated the consolidated deferred income tax assets and liabilities are presented below:

		2020	2019
Deferred tax assets:
Tax loss carryforwards and other tax credits	$	777	757
Accounts payable and accrued expenses		558	458
Intangible assets, net		49	57

Total deferred tax assets, gross		1,384	1,272
Presentation offset regarding same legal entity		(644)	(645)

		740	627

Deferred tax liabilities:
Property, machinery and equipment and right-of-use asset, net		(1,273)	(1,323)
Investments and other assets		(29)	(42)

Total deferred tax liabilities, gross		(1,302)	(1,365)
Presentation offset regarding same legal entity		644	645

Total deferred tax liabilities, net in the statement of financial position		(658)	(720)

Net deferred tax assets (liabilities)	$	82	(93)

Out of which:
Net deferred tax liability in Mexican entities[1]	$	(77)	(157)
Net deferred tax asset in Foreign entities[2]		159	64

Net deferred tax asset (liability)	$	82	(93)

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Deferred income taxes — continued

2

Net deferred tax assets in foreign entities in 2020 and 2019 are mainly related to tax loss carryforwards recognized in prior years, mainly in the United States, that are expected to be recovered in the future against taxable income.

As of December 31, 2020 and 2019, balances of the deferred tax assets and liabilities included in the statement of financial position are located in the following entities:

		2020				2019
		Assets	Liabilities	Net		Assets	Liabilities	Net
Mexican entities	$	152	(229)	(77)	$	189	(346)	(157)
Foreign entities		588	(429)	159		438	(374)	64

	$	740	(658)	82	$	627	(720)	(93)

The breakdown of changes in consolidated deferred income taxes during 2020, 2019 and 2018 was as follows:

		2020	2019	2018
Deferred income tax expense (revenue) in the income statement	$	(122)	19	125
Deferred income tax revenue in stockholders’ equity[1]		(41)	(59)	(10)
Reclassifications[2]		(12)	3	3

Change in deferred income tax during the period	$	(175)	(37)	118

1	In 2018, includes a deferred income tax revenue of $8 in connection with the adoption of IFRS 9 on January 1, 2018.
2	In 2020, 2019 and 2018, refers to the effects of the reclassification of balances to assets held for sale and related liabilities (note 5.2).

Current and/or deferred income tax relative to items of other comprehensive income during 2020, 2019 and 2018 were as follows:

		2020	2019	2018
Revenue related to foreign exchange fluctuations from intercompany balances (note 21.2)	$	(19)	(19)	(2)
Expense (revenue) associated to actuarial results (note 21.2)		(41)	(29)	31
Revenue related to derivative financial instruments (note 17.4)		14	(34)	(3)
Expense (revenue) from foreign currency translation and other effects		(14)	4	(38)

	$	(60)	(78)	(12)

As of December 31, 2020, consolidated tax loss and tax credits carryforwards expire as follows:

		Amount of carryforwards	Amount of unrecognized carryforwards	Amount of recognized carryforwards
2021	$	93	81	12
2022		312	289	23
2023		475	454	21
2024		524	234	290
2025 and thereafter		14,897	12,078	2,819

	$	16,301	13,136	3,165

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Deferred income taxes — continued

As of December 31, 2020, in connection with CEMEX’s deferred tax loss carryforwards presented in the table above, to realize the benefits associated with such deferred tax assets that have been recognized, before their expiration, CEMEX would need to generate $3,165 in consolidated pre-tax income in future periods. Based on the same forecasts of future cash flows and operating results used by CEMEX’s management to allocate resources and evaluate performance in the countries in which CEMEX operates, along with the implementation of feasible tax strategies, CEMEX believes that it will recover the balance of its tax loss carryforwards that have been recognized before their expiration. In addition, CEMEX concluded that, the deferred tax liabilities that were considered in the analysis of recoverability of its deferred tax assets will reverse in the same period and tax jurisdiction of the related recognized deferred tax assets. Moreover, a certain amount of CEMEX’s deferred tax assets refers to operating segments and tax jurisdictions in which CEMEX is currently generating taxable income or in which, according to CEMEX’s management cash flow projections, will generate taxable income in the relevant periods before the expiration of the deferred tax assets.

The Parent Company does not recognize a deferred income tax liability related to its investments in subsidiaries considering that CEMEX controls the reversal of the temporary differences arising from these investments and management is satisfied that such temporary differences will not reverse in the foreseeable future.

20.3)	RECONCILIATION OF EFFECTIVE INCOME TAX RATE

For the years ended December 31, 2020, 2019 and 2018, the effective consolidated income tax rates were as follows:

		2020	2019	2018
Earnings before income tax	$	(1,274)	253	717
Income tax expense		(52)	(162)	(224)

Effective consolidated income tax expense rate[1]		(4.1)%	64.0%	31.2%

1	The average effective tax rate equals the net amount of income tax revenue or expense divided by income or loss before income taxes, as these line items are reported in the income statement.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Reconciliation of effective income tax rate — continued

Differences between the financial reporting and the corresponding tax basis of assets and liabilities and the different income tax rates and laws applicable to CEMEX, among other factors, give rise to permanent differences between the statutory tax rate applicable in Mexico, and the effective tax rate presented in the consolidated statements of operations, which in 2020, 2019 and 2018 were as follows:

	2020		2019		2018
	%	$	%	$	%	$
Mexican statutory tax rate	30.0	(382)	30.0	76	30.0	215
Difference between accounting and tax expenses, net[1]	(19.0)	242	109.2	277	18.7	134
Non-taxable sale of equity securities and fixed assets	1.3	(17)	(13.4)	(34)	(4.6)	(33)
Difference between book and tax inflation	(7.1)	90	38.1	96	19.5	140
Differences in the income tax rates in the countries where CEMEX operates[2]	(0.9)	12	(31.9)	(81)	(16.0)	(115)
Changes in deferred tax assets[3]	(9.6)	122	(59.8)	(151)	(15.6)	(112)
Changes in provisions for uncertain tax positions	0.2	(2)	(5.2)	(13)	(1.8)	(13)
Others	1.0	(13)	(3.0)	(8)	1.0	8

Effective consolidated income tax expense rate	(4.1)	52	64.0	162	31.2	224

1

In 2020, includes $312 related to the effects of the impairment charges which are basically non-deductible (note 6). In 2019, includes $117 of difference between book and tax foreign exchange fluctuations of the Parent Company.

2

Refers mainly to the effects of the differences between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates. In 2018, includes the effect related to the change in statutory tax rate in Colombia and the United States, respectively (note 20.4).

3	Refers to the effects in the effective income tax rate associated with changes during the period in the amount of deferred income tax assets related to CEMEX’s tax loss carryforwards.

The following table compares variations between the line item “Changes in deferred tax assets” as presented in the table above against the changes in deferred tax assets in the statement of financial position for the years ended December 31, 2020 and 2019:

		2020		2019
		Changes in the statement of financial position	Amounts in reconciliation	Changes in the statement of financial position	Amounts in reconciliation
Tax loss carryforwards generated and not recognized during the year	$	—	178	—	84
Derecognition related to tax loss carryforwards recognized in prior years		(70)	12	(43)	(43)
Recognition related to unrecognized tax loss carryforwards		82	(84)	92	92
Foreign currency translation and other effects		8	16	6	18

Changes in deferred tax assets		$20	122	55	151

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

20.4)	UNCERTAIN TAX POSITIONS AND SIGNIFICANT TAX PROCEEDINGS

Uncertain tax positions

As of December 31, 2020 and 2019, as part of current provisions and non-current other liabilities (note 18), CEMEX has recognized provisions related to unrecognized tax benefits in connection with uncertain tax positions taken, in which it is deemed probable that the tax authority would differ from the position adopted by CEMEX. As of December 31, 2020, the tax returns submitted by some subsidiaries of CEMEX located in several countries are under review by the respective tax authorities in the ordinary course of business. CEMEX cannot anticipate if such reviews will result in new tax assessments, which would, should any arise, be appropriately disclosed and/or recognized in the financial statements. A summary of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2020, 2019 and 2018, excluding interest and penalties, is as follows:

		2020	2019	2018
Balance of tax positions at beginning of the period	$	28	44	80
Adoption effects of IFRIC 23 credited to retained earnings (note 3.1)		—	(6)	—
Additions for tax positions of prior periods		—	—	1
Additions for tax positions of current period		3	4	6
Reductions for tax positions related to prior periods and other items		(1)	(13)	(2)
Settlements and reclassifications		(3)	–	(7)
Expiration of the statute of limitations		(2)	(2)	(32)
Foreign currency translation effects		2	1	(2)

Balance of tax positions at end of the period	$	27	28	44

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

Significant tax proceedings

As of December 31, 2020, the Company’s most significant tax proceedings are as follows:

•

The tax authorities in Spain have challenged part of the tax loss carryforwards reported by CEMEX España covering the tax years from and including 2006 to 2009. During 2014, the tax authorities in Spain notified CEMEX España of fines in the aggregate amount of $557. CEMEX España filed appeals against such resolution. On September 20, 2017, CEMEX España was notified about an adverse resolution to such appeals. CEMEX España challenged this decision and applied for the suspension of the payment before the National Court (Audiencia Nacional) until the case is finally resolved. On November 6, 2018 CEMEX España obtained a favorable resolution to this request from the National Court through the pledge of certain fixed assets. As of December 31, 2020, CEMEX believes an adverse resolution in this proceeding is not probable and no accruals have been created in connection with this proceeding. Nonetheless, it is difficult to

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Significant tax proceedings — continued

assess with certainty the likelihood of an adverse result, and the appeals that CEMEX España has filed could take an extended amount of time to be resolved, but if adversely resolved, this proceeding could have a material adverse impact on CEMEX’s results of operations, liquidity or financial position.

•

On April 6, 2018, CEMEX Colombia received a special proceeding from the Colombian Tax Authority (the “Tax Authority”), where certain deductions included in the 2012 income tax return were rejected. The Tax Authority assessed an increase in the income tax payable by CEMEX Colombia and imposed an inaccuracy penalty for amounts in Colombian pesos equivalent to $36 of income tax and $36 of penalty. On June 22, 2018, CEMEX Colombia filed a response to the special proceeding within the legal term. On December 28, 2018, CEMEX Colombia received an official review settlement ratifying the rejected deductible items and amounts. CEMEX Colombia filed a reconsideration request on February 21, 2019. On January 8, 2020, CEMEX Colombia was notified that, in response to the appeal filed by it, the Tax Authority had confirmed its assessment that CEMEX Colombia is required to pay increased taxes and corresponding penalties, as previously notified on April 6, 2018. On July 1, 2020, CEMEX Colombia filed an appeal against the aforementioned resolution in the Administrative Court of Cundinamarca. If the proceeding is adversely resolved in the final stage, CEMEX Colombia must pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the payment date. As of December 31, 2020, in this stage of the proceeding, CEMEX considers that an adverse resolution in this proceeding after conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding; but if adversely resolved, CEMEX believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of CEMEX.

•

In September 2012, the Tax Authority requested CEMEX Colombia to amend its income tax return for the year 2011 in connection with several deductible expenses including the amortization of goodwill. CEMEX Colombia rejected the arguments of the ordinary request and filed a motion requesting the case to be closed. The 2011 income tax return was under audit of the Tax Authority from August 2013 until September 5, 2018, when CEMEX Colombia was notified of a special requirement in which the Tax Authority rejects certain deductions included in such income tax return of the year 2011 and determined an increase in the income tax payable and imposed a penalty for amounts in Colombian pesos equivalent to $25 of income tax and $25 of penalty. CEMEX Colombia filed a response to the special requirement on November 30, 2018 and the Tax Authority notified the official review liquidation on May 15, 2019, maintaining the claims of the special requirement; therefore, CEMEX Colombia filed an appeal within the legal term on July 11, 2019. On July 6, 2020, CEMEX Colombia was notified about a resolution confirming the official liquidation. On October 22, 2020, CEMEX Colombia filed an appeal against such resolution in the Administrative Court of Cundinamarca. If the proceeding is adversely resolved in its final stage, CEMEX Colombia would have to pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the date of payment. As of December 31, 2020, in this stage of the proceeding, CEMEX considers that an adverse resolution in this proceeding after conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding; but if adversely resolved, CEMEX believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of CEMEX.

•

In April 2011, the Tax Authority notified CEMEX Colombia of a special proceeding rejecting certain deductions taken by CEMEX Colombia in its 2009 tax return considering they are not linked to direct revenues recorded in the same fiscal year and assessed an increase in taxes to be paid by CEMEX Colombia

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Significant tax proceedings — continued

and imposed a penalty for amounts in Colombian pesos equivalent to $27 of income tax and $27 of penalty, considering changes in law that reduced the original penalty. After several appeals of CEMEX Colombia to the Colombian Tax Authority’s special proceeding in the applicable courts in which CEMEX Colombia obtained negative resolutions in each case over the years, in July 2014, CEMEX Colombia filed an appeal against this resolution before the Colombian State Council (Consejo de Estado). On December 4, 2020, CEMEX Colombia received a last instance favorable resolution from the Colombian State Council on November 26, 2020. Appeals or other resources against this resolution are not applicable. Accordingly, CEMEX Colombia will not have to pay any additional taxes, penalties or interest in connection with the 2009 tax year.

21)	STOCKHOLDERS’ EQUITY

The consolidated financial statements are presented in dollars based on IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”), while the reporting currency of the Parent Company is the Mexican Peso. As a result, for the consolidated entity, transactions of common stock, additional paid-in capital and retained earnings are translated and accrued using historical exchange rates of the dates in which the transactions occurred. As a result, although the amounts of total non-controlling interest in the consolidated financial statements and total stockholders’ equity of the Parent Company are the same, IAS 21 methodology results in differences between line-by-line items within CEMEX’s controlling interest and the Parent Company’s stockholders’ equity. The official stockholders’ equity for statutory purposes is that of the Parent Company as expressed in Mexican pesos. As of December 31, 2020, the line-by-line reconciliation between CEMEX’s controlling interest, as reported using the dollar as presentation currency, and the Parent Company’s stockholders’ equity, using a convenience translation of the balances in pesos translated using the exchange rate of 19.89 pesos per dollar as of December 31, 2020, is as follows:

		As of December 31, 2020
		Consolidated	Parent Company
Common stock and additional paid-in capital[1]	$	7,893	5,403
Other equity reserves[1,2]		(2,453)	974
Retained earnings[2]		2,635	1,698

Total controlling interest	$	8,075	8,075

1

The difference relates to the method of accruing dollars using the historical exchange rates to translate each common stock and additional paid-in capital transaction denominated in Mexican pesos to dollars. The cumulative effect from these changes in exchange rates is recognized against other equity reserves.

2

The difference relates with the method of accruing dollars using the exchange rates of each month during the period for income statement purposes. The cumulative effect from these changes in exchange rates is recognized against other equity reserves.

As of December 31, 2020 and 2019, stockholders’ equity excludes investments in CPOs of the Parent Company held by subsidiaries of $11 (20,541,277 CPOs) and $8 (20,541,277 CPOs), respectively, which were eliminated within “Other equity reserves.”

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

21.1)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2020 and 2019, the breakdown of consolidated common stock and additional paid-in capital was as follows:

		2020	2019
Common stock	$	318	318
Additional paid-in capital		7,575	10,106

	$	7,893	10,424

Effective as of December 31, 2020, the Company’s management approved a restitution to the consolidated line item of “Retained earnings” for $2,481, by means of transfer with charge to the line item of “Additional paid-in capital.” This transfer represents a reclassification between line items within CEMEX’s consolidated stockholders’ equity that does not affect its consolidated amount.

As of December 31, 2020 and 2019 the common stock of CEMEX, S.A.B. de C.V. was presented as follows:

	2020		2019
Shares[1]	Series A2	Series B2	Series A2	Series B2
Subscribed and paid shares	29,457,941,452	14,728,970,726	30,214,262,692	15,107,131,346
Unissued shares authorized for executives’ stock compensation programs	881,442,830	440,721,415	881,442,830	440,721,415
Repurchased shares[3]	756,323,120	378,161,560	315,400,000	157,700,000
Shares that guarantee/guaranteed the issuance of convertible securities[4]	1,970,862,596	985,431,298	2,842,339,760	1,421,169,880
Shares authorized for the issuance of stock or convertible securities[5]	302,144,720	151,072,360	302,144,720	151,072,360

	33,368,714,718	16,684,357,359	34,555,590,002	17,277,795,001

1

As of December 31, 2020 and 2019, 13,068,000,000 shares correspond to the fixed portion, and 36,985,072,077 shares as of December 31, 2020 and 38,765,385,003 shares as of December 31, 2019, correspond to the variable portion.

2	Series “A” or Mexican shares must represent at least 64% of CEMEX’s capital stock; Series “B” or free subscription shares must represent at most 36% of CEMEX’s capital stock.
3	Shares repurchased under the share repurchase program authorized by the Company’s shareholders (note 21.2).
4	Refers to those shares that guarantee the conversion of outstanding convertible securities and new securities issues (note 17.2).
5	Shares authorized for issuance in a public offering or private placement and/or by issuance of new convertible securities.

On March 26, 2020, stockholders at the annual ordinary shareholders’ meeting approved: (i) setting the amount of $500 or its equivalent in Mexican Pesos as the maximum amount of resources that through fiscal year 2020, and until the next ordinary general shareholders’ meeting of CEMEX, S.A.B. de C.V. is held, CEMEX, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares; and (ii) the

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Common stock and additional paid-in capital — continued

cancellation of shares of repurchased during the 2019 fiscal year and the remained in CEMEX, S.A.B. de C.V.’s treasury after the maturities of the November 2019 Mandatory Convertible Notes and the 3.72% Convertible Notes, except for the minimal conversion. Under the 2020 share repurchase program, CEMEX repurchased 378.2 million CEMEX CPOs, at a weighted-average price in pesos equivalent to 0.22 dollars per CPO. The total amount of these CPO repurchases, excluding value-added tax, was $83. On April 8, 2020, CEMEX, S.A.B. de C.V. announced that, to enhance its liquidity, it suspended the share repurchase program for the remainder of 2020 (note 2).

On March 28, 2019, stockholders at the annual ordinary shareholders’ meeting approved: (i) a cash dividend of $150. The dividend was paid in two installments, the first installment, for half of the dividend was paid on June 17, 2019 at the rate of US$0.001663 per share and the second installment for the remainder of the dividend was paid on December 17, 2019 at the rate of US$0.001654 per share; (ii) the acquisition of own shares of up to $500 or its equivalent in Mexican pesos, as the maximum amount of resources that through fiscal year 2019, and until the next ordinary annual shareholder’s meeting is held, CEMEX may be used for the acquisition of its own shares or securities that represent such shares; (iii) a decrease of CEMEX’s share capital, in its variable part for the amount in pesos equivalent to $0.2826, through the cancellation of approximately 2 billion ordinary, registered and without par-value, treasury shares; (iv) a decrease of CEMEX’s share capital, in its variable part for the amount in pesos equivalent to $0.0670 by the cancellation of approximately 461 million ordinary, registered and without par-value, treasury shares; (v) the increase of CEMEX’s share capital in its variable part for the amount $22 thousands, through the issuance of 150 million ordinary shares. The subscription of shares representing the capital increase was made at a theoretical value of $0.000143 dollars per share, and if applicable plus a premium defined by the Board of Directors. Until December 31, 2019, under the 2019 repurchase program, CEMEX has repurchased 157.7 million CEMEX CPOs, at a weighted-average price in pesos equivalent to 0.3164 dollars per CPO. The total amount of these CPO repurchases, excluding value-added tax, was $50.

In connection with the long-term executive share-based compensation programs (note 22) in 2019 and 2018, CEMEX issued 27.4 million CPOs and 49.3 million CPOs, respectively, generating an additional paid-in capital of $32 in 2019 and $34 in 2018 associated with the fair value of the compensation received by executives.

21.2)	OTHER EQUITY RESERVES

As of December 31, 2020 and 2019 other equity reserves are summarized as follows:

		2020	2019
Cumulative translation effect, net of effects from perpetual debentures and deferred income taxes recognized directly in equity (notes 20.2 and 21.4)	$	(1,567)	(2,098)
Cumulative actuarial losses		(792)	(593)
Treasury shares repurchased under share repurchase program (note 21.1)		(83)	(50)
Effects associated with the Parent Company´s convertible securities[1]		—	25
Treasury shares held by subsidiaries		(11)	(8)

	$	(2,453)	(2,724)

1

Represents the equity component upon the issuance of CEMEX, S.A.B. de C.V.’s convertible securities described in note 17.2, as well as the effects associated with such securities in connection with the change in

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Other equity reserves — continued

the Parent Company’s functional currency (note 3.4). Upon conversion of these securities, the balances have been correspondingly reclassified to common stock and/or additional paid-in capital (note 17.1).

For the years ended December 31, 2020, 2019 and 2018, the translation effects of foreign subsidiaries included in the statements of comprehensive income were as follows:

		2020	2019	2018
Foreign currency translation result[1]	$	341	88	(191)
Foreign exchange fluctuations from debt[2]		(126)	19	120
Foreign exchange fluctuations from intercompany balances[3]		(419)	(47)	(20)

	$	(204)	60	(91)

1

These effects refer to the result from the translation of the financial statements of foreign subsidiaries and include the changes in fair value of foreign exchange forward contracts designated as hedge of a net investment (note 17.4).

2

Generated by foreign exchange fluctuations over a notional amount of debt in CEMEX, S.A.B. de C.V., associated with the acquisition of foreign subsidiaries and designated as a hedge of the net investment in foreign subsidiaries (note 3.4).

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

21.3)	RETAINED EARNINGS

The Parent Company’s net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the common stock. As of December 31, 2020, the legal reserve amounted to $95. As mentioned in note 21.1, effective as of December 31, 2020, CEMEX incurred a restitution of retained earnings from additional paid-in capital for $2,481.

21.4)	NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES

Non-controlling interest

Non-controlling interest represents the share of non-controlling stockholders in the equity and results of consolidated subsidiaries. As of December 31, 2020 and 2019, non-controlling interest in equity amounted to $428 and $1,060, respectively. In addition, in 2020, 2019 and 2018, non-controlling interests in consolidated net income were $21, $36 and $42, respectively. These non-controlling interests arise mainly from the following CEMEX’s subsidiaries:

•

In February 2017, CEMEX acquired a controlling interest in TCL, whose shares trade in the Trinidad and Tobago Stock Exchange. As of December 31, 2020 and 2019, there is a non-controlling interest in TCL of 30.17% of its common shares (see note 5.3 for certain relevant condensed financial information).

•

In July 2016, CHP, a then indirect wholly owned subsidiary of CEMEX España, closed its initial offering of 2,337,927,954 common shares, or 45% of CHP’s common shares. Pursuant to the repurchase of CHP’s

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Non-controlling interest — continued

shares in the market during 2019, CEMEX’s reduced the non-controlling interest in CHP from 45% in 2018 to 33.22% of CHP’s outstanding common shares as of December 31, 2019. Furthermore, CEMEX’s reduced the non-controlling interest in CHP from 33.22% in 2019 to 22.16% as of December 31, 2020 of CHP’s outstanding common shares due to the results of a public stock rights offering. CHP’s assets consist primarily of CEMEX’s cement manufacturing assets in the Philippines. (see note 5.3 for certain relevant condensed financial information).

•

In November 2012, pursuant to a public offering in Colombia and an international private placement, CLH, a direct subsidiary of CEMEX España, concluded its initial offering of common shares. CLH’s assets include substantially all of CEMEX’s assets in Colombia, Panama, Costa Rica, Guatemala, El Salvador and until September 27, 2018 the operations in Brazil (note 5.2). On November 9, 2020, initiated the acceptance period of a public Share Tender Offer by CEMEX España for any and all outstanding ordinary shares of CLH. On December 18, 2020, CEMEX España settled $103 and increased its ownership in CLH by acquiring 108,337,613 shares of CLH. As of December 31, 2020 and 2019, there is a non-controlling interest in CLH of 7.63% and 26.83%, respectively, of CLH’s outstanding common shares, excluding shares held in treasury (see note 5.3 for certain relevant condensed financial information of CLH’s main subsidiaries).

Perpetual debentures

As of December 31, 2020 and 2019, the line item “Non-controlling interest and perpetual debentures” included $449 and $443, respectively, representing the notional amounts of perpetual debentures, which exclude any perpetual debentures held by subsidiaries.

Coupon payments on the perpetual debentures were included within “Other equity reserves” and amounted to $24 in 2020, $29 in 2019 and $29 in 2018, excluding in all the periods the coupons accrued by perpetual debentures held by subsidiaries.

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Perpetual debentures — continued

As of December 31, 2020 and 2019, the detail of CEMEX’s perpetual debentures, excluding the perpetual debentures held by subsidiaries, was as follows:

		2020	2019	Repurchase option	Interest rate
Issuer	Issuance date	Nominal amount	Nominal amount
C10-EUR Capital (SPV) Ltd	May 2007	€64	€64	Tenth anniversary	EURIBOR + 4.79%
C8 Capital (SPV) Ltd	February 2007	$135	$135	Eighth anniversary	LIBOR + 4.40%
C5 Capital (SPV) Ltd	December 2006	$61	$61	Fifth anniversary	LIBOR + 4.277%
C10 Capital (SPV) Ltd	December 2006	$175	$175	Tenth anniversary	LIBOR + 4.71%

22)	EXECUTIVE SHARE-BASED COMPENSATION

CEMEX has long-term restricted share-based compensation programs providing for the grant of the CEMEX’s CPOs to a group of eligible executives, pursuant to which, according to CEMEX’s election, either new CPOs are issued, or CEMEX provides funds to the administration trust owned by the executives for the purchase of a portion or all of the required CPOs in the market for delivery to such executives under each annual program over a service period of four years (the “Ordinary Program”). The Parent Company’s CPOs of the annual grant (25% of each annual Ordinary Program) are placed at the beginning of the service period in the executives’ accounts to comply with a one-year restriction on sale. Under the Ordinary Programs, the Parent Company provided funds to a broker for the purchase of 83.8 million CPOs in 2020 on behalf and for delivery to the eligible executives and issued new shares for 27.4 million CPOs in 2019 and 49.3 million CPOs in 2018, that were subscribed and pending for payment in the Parent Company’s treasury and in addition, 21.2 million CPOs in 2019, net of taxes settled in cash, required for delivery were acquired by the executives’ trust in the market on behalf of such executives. As of December 31, 2020, there are 248.4 million CPOs associated with these annual programs that are required for delivery in the following years as the executives render services.

Beginning in 2017, with the approval of the Parent Company’s Board of Directors, for a group of key executives, the conditions of the program were modified for new awards by reducing the service period from four to three years and implementing tri-annual internal and external performance metrics, which depending on their weighted achievement, may result in a final payment of the Parent Company’s CPOs at the end of the third year between 0% and 200% of the target for each annual program (the “key executives program”). During 2020 and 2019, no CPOs of the Parent Company were issued or delivered under the key executives’ program.

Beginning January 1, 2013, most of those eligible executives belonging to the operations of CLH and subsidiaries ceased to receive Parent Company’s CPOs and instead started receiving shares of CLH, significantly sharing the same conditions of CEMEX’s plan also over a service period of four years. During 2020, 2019 and 2018, CLH physically delivered 1,383,518 shares, 393,855 shares and 258,511 shares, respectively, corresponding to the vested portion of prior years’ grants, which were subscribed and held in CLH’s treasury. As of December 31, 2020, there are 2,895,944 shares of CLH associated with these annual programs that are expected to be delivered in the following years as the executives render services.

In addition, beginning in 2018, those eligible executives belonging to the operations of CHP and subsidiaries ceased to receive Parent Company’s CPOs and instead started receiving shares of CHP, significantly sharing the

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Executive share-based compensation — continued

same conditions of CEMEX’s plan. During 2020 and 2019, CHP provided funds to a broker for the purchase of 11,546,350 and 4,961,130 CHP’s shares in the market, respectively, on behalf and for delivery to the eligible executives.

The combined compensation expense related to the programs described above as determined considering the fair value of the awards at the date of grant in 2020, 2019 and 2018, was recognized in the operating results against other equity reserves or a cash outflow, as applicable, and amounted to $29, $32 and $34, respectively, including in 2019 and 2018 the cost of CEMEX’s CPOs and the CHP’s shares, as correspond, acquired in the market on behalf of the executives. The weighted-average price per CEMEX CPO granted during the period was determined in pesos and was equivalent to $0.3379 dollars in 2020, $0.6263 dollars in 2019 and $0.7067 dollars in 2018. Moreover, the weighted-average price per CLH share granted during the period as determined in Colombian pesos was equivalent to $0.72 dollars in 2020, $1.31 dollars in 2019 and $2.14 dollars in 2018. As of December 31, 2020 and 2019, there were no options or commitments to make payments in cash to the executives based on changes in the market price of the Parent Company’s CPO, CLH’s shares and/or CHP’s shares.

23)	EARNINGS PER SHARE

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

The amounts considered for calculations of earnings per share in 2020, 2019 and 2018 were as follows:

	2020	2019	2018
Denominator (thousands of shares)
Weighted-average number of shares outstanding[1]	44,125,288	45,393,602	45,569,180
Capitalization of retained earnings[1]	—	—	—
Effect of dilutive instruments – mandatorily convertible securities (note 17.2)[2]	—	—	708,153

Weighted-average number of shares — basic	44,125,288	45,393,602	46,277,333
Effect of dilutive instruments — share-based compensation (note 22)[2]	745,163	470,985	316,970
Effect of potentially dilutive instruments — optionally convertible securities (note 17.2)[2]	—	1,457,554	1,420,437

Weighted-average number of shares — diluted	44,870,451	47,322,141	48,014,740

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Earnings per share — continued

		2020	2019	2018
Numerator
Net income (loss) from continuing operations	$	(1,326)	91	493
Less: non-controlling interest net income (loss)		21	36	42

Controlling interest net income (loss) from continuing operations		(1,347)	55	451
Plus: after tax interest expense on mandatorily convertible securities		–	1	3

Controlling interest net income (loss) from continuing operations – for basic earnings per share calculations		(1,347)	56	454
Plus: after tax interest expense on optionally convertible securities		4	18	23

Controlling interest net income (loss) from continuing operations – for diluted earnings per share calculations	$	(1,343)	74	477

Net income (loss) from discontinued operations	$	(120)	88	77

Basic earnings per share
Controlling interest basic earnings (loss) per share	$	(0.0332)	0.0031	0.0114
Controlling interest basic earnings (loss) per share from continuing operations		(0.0305)	0.0012	0.0098
Controlling interest basic earnings (loss) per share from discontinued operations		(0.0027)	0.0019	0.0016

Controlling interest diluted earnings per share [3]
Controlling interest diluted earnings (loss) per share	$	(0.0332)	0.0031	0.0114
Controlling interest diluted earnings (loss) per share from continuing operations		(0.0305)	0.0012	0.0098
Controlling interest diluted earnings (loss) per share from discontinued operations		(0.0027)	0.0019	0.0016

1	In 2019, shareholders approved the delivery of a cash dividend, meanwhile, in 2018, the Assembly did not determine any cash dividend or capitalization of retained earnings (note 21.1).
2

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

3

For 2020, 2019 and 2018, the effects on the denominator and numerator of potential dilutive shares generate antidilution; therefore, there is no change between the reported basic earnings per share and diluted earnings per share.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

24)	COMMITMENTS

24.1)	CONTRACTUAL OBLIGATIONS

As of December 31, 2020, CEMEX had the following contractual obligations:

		2020
Obligations		Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt	$	104	957	3,768	4,499	9,328
Leases[1]		311	459	275	545	1,590

Total debt and other financial obligations[2]		415	1,416	4,043	5,044	10,918
Interest payments on debt[3]		452	890	750	663	2,755
Pension plans and other benefits[4]		157	144	144	1,012	1,457
Acquisition of property, plant and equipment[5]		109	–	–	–	109
Purchases of raw materials, fuel and energy[6]		549	531	347	1,060	2,487

Total contractual obligations	$	1,682	2,981	5,284	7,779	17,726

1

Represent nominal cash flows. As of December 31, 2020, the NPV of future payments under such leases was $1,323, of which, $436 refers to payments from 1 to 3 years and $242 refers to payments from 3 to 5 years.

2

The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature.

3	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2020.
4	Represents estimated annual payments under these benefits for the next 10 years (note 19), including the estimate of new retirees during such future years.
5	Refers mainly to the expansion of a cement-production line in the Philippines.
6

Future payments for the purchase of raw materials are presented based on contractual nominal cash flows. Future nominal payments for energy were estimated for all contractual commitments based on an aggregate average expected consumption per year using the future prices of energy established in the contracts for each period. Future payments also include CEMEX’s commitments for the purchase of fuel.

24.2)	OTHER COMMITMENTS

As of December 31, 2020 and 2019, CEMEX was party to other commitments for several purposes, including the purchase of fuel and energy, the estimated future cash flows over maturity of which are presented in note 24.1. A description of the most significant contracts is as follows:

•

Beginning in April 2016, in connection with the Ventika S.A.P.I. de C.V. and the Ventika II S.A.P.I. de C.V. wind farms (jointly “Ventikas”) located in the Mexican state of Nuevo Leon with a combined generation capacity of 252 Megawatts (“MW”), CEMEX agreed to acquire a portion of the energy generated by Ventikas for its overall electricity needs in Mexico for a period of 20 years. The estimated annual cost of this agreement is $24 (unaudited) if CEMEX receives all its energy allocation. Nonetheless, energy supply from wind is variable in nature and final amounts are determined considering the final MW per hour (“MWh”) effectively received at the agreed prices per unit.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Other commitments — continued

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

•

Beginning in February 2010, for its overall electricity needs in Mexico CEMEX agreed with EURUS the purchase a portion of the electric energy generated for a period of no less than 20 years. EURUS is a wind farm with an installed capacity of 250 MW operated by ACCIONA in the Mexican state of Oaxaca. The estimated annual cost of this agreement is $67 (unaudited) if CEMEX receives all its energy allocation. Nonetheless, energy supply from wind source is variable in nature and final amounts will be determined considering the final MWh effectively received at the agreed prices per unit.

•

CEMEX maintains a commitment initiated in April 2004 to purchase the energy generated by Termoeléctrica del Golfo (“TEG”) until 2027 for its overall electricity needs in Mexico. The estimated annual cost of this agreement is $124 (unaudited) if CEMEX receives all its energy allocation. Nonetheless, final amounts will be determined considering the final MWh effectively received at the agreed prices per unit.

•

In regards with the above, CEMEX also committed to supply TEG and another third-party electrical energy generating plant adjacent to TEG all fuel necessary for their operations until the year 2027, equivalent to approximately 1.2 million tons of petroleum coke per year. CEMEX covers its commitments under this agreement acquiring the volume of fuel from sources in the international markets and Mexico.

•

CEMEX Zement GmbH (“CZ”), CEMEX’s subsidiary in Germany, held a long-term energy supply contract until 2022 with STEAG—Industriekraftwerk Rüdersdorf GmbH (“SIKW”) in connection with the overall electricity needs of CEMEX’s Rüdersdorf plant. Based on the contract, each year CZ has the option to fix in advance the volume of energy in terms of MW that it will acquire from SIKW, with the option to adjust the purchase amount one time on a monthly and quarterly basis. The estimated annual cost of this agreement is $17 (unaudited) if CEMEX receives all its energy allocation.

•

On October 24, 2018, CEMEX, S.A.B. de C.V. entered into an energy financial hedge agreement in Mexico, commencing October 1, 2019 and for a period of 20 years. Through the contract, the Company fixed the megawatt hour cost over an electric energy volume of 400 thousand megawatts hour per year, through the payment of 25.375 dollars per megawatt hour of electric power in exchange for a market price. The committed price to pay will increase 1.5% annually. The differential between the agreed price and the market price is settled monthly. CEMEX considers this agreement as a hedge for a portion of its aggregate consumption of electric energy in Mexico and recognizes the result of the exchange of price differentials described previously in the Income Statement as a part of the costs of energy. During 2020, the Company paid $0.4. CEMEX, S.A.B. de C.V. does not record this agreement at fair value since there is not a deep market for electric power in Mexico that would effectively allow for its valuation.

24.3)	COMMITMENTS FROM EMPLOYEE BENEFITS

In some countries, CEMEX has self-insured health care benefits plans for its active employees, which are managed on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2020, in certain plans, CEMEX has established stop-loss limits for continued medical assistance derived from a specific cause (e.g., an automobile accident, illness, etc.) ranging from

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Commitments from employee benefits — continued

23 thousand dollars to 550 thousand dollars. In other plans, CEMEX has established stop-loss limits per employee regardless of the number of events ranging from 100 thousand dollars to 2.5 million dollars. The contingency for CEMEX if all employees qualifying for health care benefits required medical services simultaneously is significantly. However, CEMEX believes this scenario is remote. The amount expensed through self-insured health care benefits was $61 in 2020, $62 in 2019 and $62 in 2018.

25)	LEGAL PROCEEDINGS

25.1)	PROVISIONS RESULTING FROM LEGAL PROCEEDINGS

CEMEX is involved in various significant legal proceedings, the adverse resolutions of which are deemed probable and imply the incurrence of losses and/or cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions and/or losses have been recognized in the financial statements, representing the best estimate of cash outflows. CEMEX believes that it will not make significant expenditure in excess of the amounts recorded. As of December 31, 2020, the details of the most significant events giving effect to provisions or losses are as follows:

•

As of December 31, 2020, CEMEX had accrued environmental remediation liabilities through its subsidiaries in the United Kingdom pertaining to closed and current landfill sites for the confinement of waste, representing the NPV of such obligations for an amount in pounds sterling equivalent to $178. Expenditure was assessed and quantified over the period in which the sites have the potential to cause environmental harm, which is generally consistent with the views taken by the regulator as being up to 60 years from the date of closure. The assessed expenditure included the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure.

•

As of December 31, 2020, CEMEX had accrued environmental remediation liabilities through its subsidiaries in the United States for $66, related to: a) the disposal of various materials in accordance with past industry practice, which might currently be categorized as hazardous substances or wastes; and b) the cleanup of sites used or operated by CEMEX, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages and a final resolution might take several years. CEMEX does not believe that it will be required to spend significant sums on these matters in excess of the amounts previously recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with, or litigation against, potential sources of recovery have been completed.

•

In 2012, in connection with a contract entered into in 1990 (the “Quarry Contract”) by CEMEX Granulats Rhône Méditerranée (“CEMEX GRM”), one of CEMEX’s subsidiaries in France, with SCI La Quinoniere (“SCI”) pursuant to which CEMEX GRM had drilling rights to extract reserves and do quarry remediation at a quarry in the Rhône region of France, SCI filed a claim against CEMEX GRM for breach of the Quarry Contract, requesting the rescission of such contract and damages plus interest for a revised amount in euros equivalent to $82, arguing that CEMEX GRM partially filled the quarry allegedly in breach of the terms of the Quarry Contract. After many hearings, resolutions and appeals over the years, on November 25, 2020, the expert appointed by the court of appeals determined an amount of loss of profits of $0.79 and a cost of backfilling the quarry in $15. As of December 31, 2020, CEMEX had accrued a provision through its subsidiaries in France for $8 in connection with the best estimate of the remediation costs resulting from this claim. Although the final amount may differ, CEMEX considers that any such amount should not have a material adverse impact on CEMEX’s results of operations, liquidity and financial condition.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

25.2)	CONTINGENCIES FROM LEGAL PROCEEDINGS

CEMEX is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable. Nonetheless, until all stages in the procedures are exhausted in each proceeding, CEMEX cannot assure the achievement of a final favorable resolution. As of December 31, 2020, the most significant events with a quantification of the potential loss, when it is determinable and would not impair the outcome of the relevant proceeding, were as follows:

•

On September 20, 2018, triggered by heavy rainfall, a landslide causing damages and fatalities (the “Landslide”) occurred in a site located within an area covered by mining rights of APO Land & Quarry Corporation (“ALQC”) in Naga City, Cebu, Philippines. ALQC is a principal raw material supplier of APO Cement Corporation (“APO”), a wholly owned subsidiary of CHP. CEMEX indirectly owns a minority 40% stake in ALQC. On November 19, 2018, 40 individuals and one legal entity (on behalf of 8,000 individuals allegedly affected by the Landslide) filed an environmental class action lawsuit at the Regional Trial Court (the “Court”) of Talisay, Cebu, against CHP, ALQC, APO, the Mines and Geosciences Bureau of the Department of Environment and Natural Resources, the City Government of Naga, and the Province of Cebu. Plaintiffs claim that the Landslide occurred because of the defendants’ gross negligence and seek, among other relief, (a) damages for an amount in Philippine Pesos equivalent to $90, (b) a rehabilitation fund for an amount in Philippine Pesos equivalent to $10, and (c) the issuance of a Temporary Environment Protection Order against ALQC aiming to prevent ALQC from performing further quarrying activities while the case is still pending. This last request was rejected by the Court on August 16, 2019 and after reconsideration, the resolution became final on December 5, 2020. Moreover, on September 30, 2019 the Court dismissed the case against CHP and APO, order that is not yet final and that was appealed by the plaintiffs on November 26, 2019. As of December 31, 2020, because of the status and preliminary stage of the lawsuit, CEMEX is not able to assess with certainty the likelihood of an adverse result in this lawsuit; and CEMEX is neither able to assess if a final adverse result in this lawsuit would have a material adverse impact on its results of operations, liquidity and financial position.

•

On June 12, 2018, the Authority for Consumer Protection and Competition Defense of Panama (the “Panama Authority”) carried out an investigation against Cemento Bayano and other competitors for the alleged commission of monopolistic practices in relation to the gray cement and the ready-mix concrete markets. From this investigation, the Panama Authority considered the possible existence of monopolistic or anticompetitive practices consisting of: (i) price fixing and/or production restriction of gray cement sold to ready-mix concrete producers in Panama; and (ii) unilateral and/or joint predatory acts and/or cross subsidies in the ready-mix concrete market. On October 8, 2020, the Panama Authority issued a resolution that closed the investigation. The resolution concluded that Cemento Bayano, among other competitors, did not engage in an absolute monopolistic practice, consisting of an agreement and/or coordination of the sale price of cement or a restriction of production. The resolution also specifies that the analysis carried out and the evidence collected does not allow to conclude that the parties under investigation carried out a predatory practice in their production and commercialization of ready-mixed concrete, which is considered a relative monopolistic practice.

•

Certain of CEMEX’s subsidiaries in the United States were notified of a grand jury subpoena dated March 29, 2018 issued by the United States Department of Justice (“DOJ”) related to an investigation of possible antitrust law violations in connection with CEMEX’s sales (and related sales practices) of gray Portland cement and slag in the United States and its territories. The objective of this subpoena is to gather facts necessary to make an informed decision about whether violations of U.S. law have occurred. CEMEX has been cooperating with the DOJ and is complying with the subpoena. As of December 31, 2020, given the status of the investigation, CEMEX is not able to assess if this investigation will lead to any fines,

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Contingencies from legal proceedings — continued

penalties or remedies, or if such fines, penalties or remedies, if any, would have a material adverse effect on the Company’s results of operations, liquidity or financial position.

•

In December 2016, the Parent Company received subpoenas from the SEC seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo Project. These subpoenas do not mean that the SEC has concluded that the Parent Company or any of its affiliates violated the law. The Parent Company has been cooperating with the SEC and intends to continue cooperating fully with the SEC. The DOJ also opened an investigation into this matter. In this regard, on March 12, 2018, the DOJ issued a grand jury subpoena to the Parent Company relating to its operations in Colombia and other jurisdictions. The Parent Company intends to cooperate fully with the SEC, the DOJ and any other investigatory entity. As of December 31, 2020, the Parent Company is unable to predict the duration, scope, or outcome of either the SEC investigation or the DOJ investigation, or any other investigation that may arise, or, because of the current status of the SEC investigation and the preliminary nature of the DOJ investigation, the potential sanctions which could be borne by the Parent Company, or if such sanctions, if any, would have a material adverse impact on CEMEX results of operations, liquidity or financial position.

•

In February 2014, the Egyptian Tax Authority requested Assiut Cement Company (“ACC”), a subsidiary of CEMEX in Egypt, the payment of a development levy on clay used in the Egyptian cement industry for an amount equivalent as of December 31, 2020 to $20 for the period from May 5, 2008 to November 30, 2011. In March 2014, ACC appealed the levy and on September 2014 it was notified that it obtained a favorable resolution from the Ministerial Committee for Resolution of Investment Disputes, which instructed the Egyptian Tax Authority to cease claiming from ACC the payment of the levy on clay. It was further decided that the levy on clay should not be imposed on imported clinker. Nonetheless, in May 2016, the Egyptian Tax Authority challenged ACC´s right to cancel the levy on clay before the North Cairo Court, which referred the cases to Cairo’s Administrative Judiciary Court. These cases have been adjourned by the Commissioners of the Cairo Administrative Judiciary Court, which on November 2, 2020 referred the cases to the Court and established a first hearing session for February 15, 2021. CEMEX does not expect that such referral will prejudice ACC’s favorable legal position in this dispute. As of December 31, 2020, CEMEX does not expect a material adverse impact due to this matter in its results of operations, liquidity or financial position.

•

In September 2012, in connection with a lawsuit submitted to a first instance court in Assiut, Egypt in 2011, the first instance court of Assiut issued a resolution to nullify the Share Purchase Agreement (the “SPA”) pursuant to which CEMEX acquired in 1999 a controlling interest in Assiut Cement Company. In addition, during 2011 and 2012, lawsuits seeking, among other things, the annulment of the SPA were filed by different plaintiffs, including 25 former employees of ACC, before Cairo’s State Council. After several appeals, hearings and resolutions over the years, the cases are held in Cairo’s 7th Circuit State Council Administrative Judiciary Court awaiting the High Constitutional Court to pronounce regarding the challenges against the constitutionality of Law 32/2014 filed by the plaintiffs, which protects CEMEX’s investments in Egypt. These matters are complex and take several years to be resolved. As of December 31, 2020, CEMEX is not able to assess the likelihood of an adverse resolution regarding these lawsuits nor is able to assess if the Constitutional Court will dismiss Law 32/2014, but, regarding the lawsuits, if adversely resolved, CEMEX does not believe the resolutions in the first instance would have an immediate material adverse impact on CEMEX’s operations, liquidity and financial condition. However, if CEMEX exhausts all legal recourses available, a final adverse resolution of these lawsuits, or if the Constitutional Court

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Contingencies from legal proceedings — continued

dismisses Law 32/2014, this could adversely impact the ongoing matters regarding the SPA, which could have a material adverse impact on CEMEX’s operations, liquidity and financial condition.

In connection with the legal proceedings presented in notes 25.1 and 25.2, the exchange rates as of December 31, 2020 used by CEMEX to convert the amounts in local currency to their equivalents in dollars were the official closing exchange rates of 0.8183 Euro per dollar, 0.7313 British pounds sterling per dollar and 15.7964 Egyptian pounds per dollar.

In addition to the legal proceedings described above in notes 25.1 and 25.2, as of December 31, 2020, CEMEX is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions or divestitures; 4) claims to revoke permits and/or concessions; and 5) other diverse civil, administrative, commercial and lawless actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice CEMEX’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX has disclosed qualitative information with respect to the nature and characteristics of the contingency but has not disclosed the estimate of the range of potential loss.

25.3)	OTHER SIGNIFICANT PROCESSES

In connection with the cement plant located in the municipality of Maceo in Colombia (the “Maceo Plant”), as described in note 15.1, as of December 31, 2020, the plant has not initiated commercial operations considering several significant processes for the profitability of the investment. The evolution and status of the main issues related to such plant are described as follows:

Maceo Plant – Memorandums of understanding

•

In August 2012, CEMEX Colombia signed a memorandum of understanding (the “MOU”) with the representative of the entity CI Calizas y Minerales S.A. (“CI Calizas”), for the acquisition and transfer of assets mainly comprising land, the mining concession and the shares of Zona Franca Especial Cementera del Magdalena Medio S.A.S. (“Zomam”) (holder of the free trade zone concession). In addition, in December 2013, CEMEX Colombia engaged the same representative of CI Calizas to also represent in the name and on behalf of CEMEX Colombia in the acquisition of certain land adjacent to the plant, signing a new memorandum of understanding (the “Land MOU”). Under the MOU and the Land MOU, CEMEX Colombia made cash advances to this representative for amounts in Colombian Pesos equivalent to approximately $13.4 of a total of approximately $22.5, and paid interest accrued over the unpaid committed amount for approximately $1.2. These amounts considering the exchange rate as of December 31, 2016 of 3,000.75 Colombian Pesos per U.S. Dollar. In September 2016, after confirming irregularities in the acquisition processes by means of investigations and internal audits initiated in response to complaints

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Maceo Plant – Memorandums of understanding — continued

received, which were reported to Colombia’s Attorney General (the “Attorney General”), providing the findings obtained, and considering that such payments were made in breach of the Parent Company’s and CLH’s policies, the Company decided to terminate the employment relationship with then those responsible for the Planning and Legal areas and accepted the resignation of the then Chief Executive Officer. Moreover, because of the findings and considering the available legal opinions as well as the low likelihood of recovering those advances, in December 2016, CEMEX Colombia write off such advances from its investments in progress (note 15.1) and cancelled the remaining advance payable.

Maceo Plant – Expiration of property process and other related matters

•

After the signing of the MOU, in December 2012, a former shareholder of CI Calizas, who presumptively transferred its shares of CI Calizas two years before the signing of the MOU, was linked to a process of expiration of property initiated by the Attorney General. Amongst other measures, the Attorney General ordered the seizure and consequent suspension of the right to dispose the assets subject to the MOU, including the shares of Zomam acquired by CEMEX Colombia before the beginning of such process. As a third party acting in good faith and free of guilt, CEMEX Colombia joined the expiration of property process fully cooperating with the Attorney General. As of December 31, 2020, it is estimated that a final resolution in the ongoing expiration of property process, the evidentiary phase of which is about to begin, may take between 10 and 15 years from its beginning. As of December 31, 2020, pursuant to the expiration of property process of the assets subject to the MOU and the failures to legally formalize the purchases under the Land MOU, CEMEX Colombia does not have the legal representation of Zomam, is not the rightful owner of the land and is not the assigned entity of the mining concession.

In addition, there is an ongoing criminal investigation that resulted in a legal resolution by means of which an indictment was issued to two of the Company’s former officers and to CI Calizas’ representative. CEMEX is not able to anticipate the actions that criminal judges may impose against these people.

Maceo Plant – Lease contract, mandate agreement and operation contract

•

In July 2013, CEMEX Colombia signed with the provisional depository designated by the former Drugs National Department (then depository of the assets subject to the expiration of property process), which functions after its liquidation were assumed by the Administrator of Special Assets (Sociedad de Activos Especiales S.A.S. or the “SAE”), a lease contract for a period of five years by means of which CEMEX Colombia was duly authorized to build and operate the plant (the “Lease Contract”). Moreover, in 2014, the provisional depository granted a mandate (the “Mandate”) to CEMEX Colombia for an indefinite period for the same purpose of continuing the construction and operation of the plant. On July 15, 2018, the Lease Contract expired.

•

On April 12, 2019, CEMEX Colombia, CCL and another of its subsidiaries reached a conciliatory agreement with the SAE and CI Calizas before the Attorney General’s Office and signed a contract of Mining Operation, Manufacturing and Delivery Services and Leasing of Properties for Cement Production (the “Operation Contract”), which will allow CEMEX Colombia to continue using the assets subject to the aforementioned expiration of property process for an initial term of 21 years that can be renewed for 10 additional years, provided that the extension of the mining concession is obtained. The Operation Contract was signed by CI Calizas and Zomam with the authorization of the SAE as delegate of these last two companies. In addition to certain one-time initial payments in Colombian pesos equivalent to $1.5 settled in 2019 and 2020, the Operation Contract includes the following payments:

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Maceo Plant – Lease contract, mandate agreement and operation contract — continued

•	An annual payment equivalent to 15 thousand dollars to CI Calizas for the use of land that will be adjusted annually for changes in the Consumer Price Index.

•

Once the Maceo Plant begins commercial operations, CEMEX Colombia and/or a subsidiary will pay on a quarterly basis: a) 0.9% of the net sales resulting from the cement produced in the plant as compensation to CI Calizas for the right of CEMEX Colombia to extract and use the mineral reserves; and b) 0.8% of the net sales resulting from the cement produced in the plant as payment to Zomam for cement manufacturing and delivery services, as long as Zomam maintains the Free Zone benefit, or, 0.3% of the aforementioned net sales exclusively for the use of equipment, in case that Zomam losses the benefits as Free Trade Zone.

•

The Operation Contract will continue in force regardless of the result in the expiration of property process, except that the applicable criminal judge would recognize ownership rights of the assets under expiration of property to CEMEX Colombia and its subsidiary, in which case the Operation Contract would no longer be needed and would be early terminated.

•

Under the presumption that CEMEX Colombia conducted itself in good faith, CEMEX considers that it will be able to keep ownership of the plant, and that the rest of its investments are protected by Colombian law, under which, if a person builds on the property of a third party, with full knowledge of such third party, this third party may: a) take ownership of the plant, provided a corresponding indemnity to CEMEX Colombia, or otherwise, b) oblige CEMEX Colombia to purchase the land. Nonetheless, had this not be the case, CEMEX Colombia would take all necessary actions to safeguard its rights. If the expiration of property over the assets subject to the MOU is ordered in favor of the State, if the assets were adjudicated to a third party in a public tender offer, considering the signing of the Operation Contract, such third party would have to subrogate to the Operation Contract. As of December 31, 2020, CEMEX is not able to estimate whether the expiration of property over the assets subject to the MOU will be ordered in favor of the State, or, if applicable, if the assets would be adjudicated to a third party in a public tender offer.

Maceo Plant – Resource against the capitalization of Zomam

•

On December 7, 2020, the Parent Company, acting as shareholder of CEMEX Colombia, filed a lawsuit before the Business Superintendency of Colombia (Superintendencia de Sociedades de Colombia or the “Business Superintendency”), requesting a declaration of inefficiency and subsequent declaration of invalidity and inexistence of the equity contribution in-kind carried out by CEMEX Colombia to Zomam on December 11, 2015. In the event of a favorable resolution, all the effects of the equity contribution would roll back. As a consequence, the assets contributed to Zomam, which had a value of $43, would revert to CEMEX Colombia in exchange for the shares in Zomam it received as a result of the capitalization. As a result of the current consolidation of Zomam, such favorable resolution would not have any effect in CEMEX’s consolidated financial statements. As of December 31, 2020, the legal claim has not yet been admitted by the Business Superintendency.

Maceo Plant – Status in connection with the commissioning of the plant

•

On September 3, 2019, CEMEX Colombia was notified of the resolution issued by Corantioquia’s Directive Council, the regional environmental authority (“Corantioquia”), regarding the approval for the subtraction of a portion of the plant from the Integrated Management District of the Canyon of the Alicante River

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Maceo Plant – Status in connection with the commissioning of the plant — continued

(“IMD”). As of December 31, 2020, the commissioning of the Maceo plant and the conclusion of the access road remain suspended until the successful modification of the environmental license for up to 990 thousand tons per year, which request was filed before Corantioquia on June 17, 2020 and was entered into review on July 2, 2020; remaining pending a resolution from this entity. In connection with the obtention of the permits required for the conclusion of several sections of the access road, on November 10, 2020, Maceo’s municipality issued the approval of the Road Infrastructure Intervention project and, on December 11, 2020, issued a decree establishing the public utility of the access road, required authorizations for both, building the road and acquire the required land. In respect to the modification of the permitted land use where the project is located, CEMEX Colombia received favorable criteria from Corantioquia regarding the change of land use because of the approval for the subtraction from the IMD, which was endorsed by the municipality of Maceo on August 29, 2020, which allows for an industrial and mining use compatible with the project. As of December 31, 2020, CEMEX continues working to resolve these matters as soon as possible and limits its activities to those for which it has the relevant authorizations.

26)	RELATED PARTIES

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

For the years ended December 31, 2020, 2019 and 2018, in ordinary course of business, CEMEX has entered into transactions with related parties for the sale and/or purchase of products, sale and/or purchase of services or the lease of assets, all of which are not significant for CEMEX and to the best of CEMEX’s knowledge are not significant to the related party, are incurred for non-significant amounts for CEMEX and are executed under market terms and conditions following the same commercial principles and authorizations applied to other third parties. These identified transactions, as applicable, are approved or ratified at least annually by the Parent Company’s Board of Directors. For CEMEX, none of these transactions are material to be disclosed separately.

In addition, for the years ended December 31, 2020, 2019 and 2018, the aggregate amount of compensation of CEMEX, S.A.B. de C.V. Board of Directors, including alternate directors, and CEMEX’s top management executives was $35, $40 and $38, respectively. Of these amounts, $29 in 2020, $34 in 2019, $29 in 2018, were paid as base compensation plus performance bonuses, including pension and post-employment benefits. In addition, $6 in 2020, $6 in 2019 and $9 in 2018 of the aggregate amounts in each year, corresponded to allocations of Parent Company CPOs under CEMEX’s executive share-based compensation programs.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

27)	SUBSEQUENT EVENTS

On January 12, 2021, CEMEX, S.A.B. de C.V. issued $1,750 of its 3.875% Senior Secured Notes due on July 11, 2031 denominated in Dollars (the “July 2031 Notes”), which bear interest semi-annually at an annual rate of 3.875% and mature on July 11, 2031. The July 2031 Notes were issued at a price of 100% of face value and will be callable commencing on July 11, 2026. The July 2031 Notes share in the Collateral pledged for the benefit of the lenders under the 2017 Facilities Agreement and other secured obligations having the benefit of such Collateral and are guaranteed by the same group of guarantors (note 17.1).

On January 13, 2021, the Parent Company issued a notice of full redemption for $1,000 worth of its April 2026 Notes, which bear interest semi-annually at an annual rate of 7.75% (note 17.1). Moreover, the Parent Company has also issued a notice of partial redemption of $750 of its January 2025 Notes, which bear interest semi-annually at an annual rate of 5.70%, out of the $1,071 that is in circulation (note 17.1). The full redemption of the April 2026 Notes and the partial redemption of the January 2025 Notes was concluded on February 16, 2021.

During January and February 2021, CEMEX, S.A.B. de C.V. early settled in full the equity forward contract it maintained as of December 31, 2020 over the price of 4.7 million shares of GCC (formerly Grupo Cementos de Chihuahua, S.A.B. de C.V.) (note 17.4).

In connection with the environmental license of the Maceo Plant mentioned in note 25.3, during February 2021, CI Calizas was notified by Corantioquia of the modification of the environmental license by means of which it will be possible to extract up to 990 thousand tons of minerals (clay and limestone) and produce up to 1.5 million metric tons of cement annually. After this modification to the environmental license, significant milestone toward the future commissioning of the Maceo Plant, the start-up remains subject mainly to the construction of the access road, nonetheless, as of the date of approval of these financial statements, the Company cannot accurately establish the exact date of conclusion of the access road.

On March 22, 2021, CEMEX, S.A.B. de C.V. issued a notice of full redemption with respect of the reminder balance of its January 2025 Dollar Notes of $321 after the partial settlement on February 16, 2021 mentioned above. The January 2025 Dollar Notes were fully redeemed on April 21, 2021.

In connection with the CO2 emission allowances in the European Union (the “Allowances”) under the EU Emissions Trading System (“EU ETS”), considering the Company’s estimates of being ahead of its 35% reduction goals in CO2 emissions by year 2030 versus its 1990 baseline across all of CEMEX’s cement plants in Europe (unaudited) and the expected delivery of net-zero CO2 concrete for all products and geographies by year 2050 (note 3.18), as well as the innovative technologies and considerable capital investments that have to be deployed to achieve such goals, during the second half of March 2021, in different transactions, CEMEX sold 12.3 million Allowances for €509 ($600) that the Company had accrued as of the end of the phase III of compliance under the EU ETS, which finalized on December 31, 2020. This sale will be recognized as part of the line item “Other expenses, net” in 2021. As of the date of this report, CEMEX believes it still retains sufficient Allowances to cover the requirements of its operations in Europe until at least the end of 2025 under the Phase IV of the EU ETS, which commenced on January 1, 2021 and will last until December 31, 2030. CEMEX considers this transaction will improve its ability to further address the investments required to achieve its reductions goals, which include, but are not limited to, the general process switch from fossil fuels to lower carbon alternatives, becoming more efficient in the use of energy, sourcing alternative raw materials that contribute to reducing overall emissions or clinker factor, developing and actively promoting lower carbon products, and the recent deployment of ground breaking hydrogen technology in all CEMEX’s European kilns. CEMEX is also working closely with alliances to develop industrial scale technologies towards its goal of a net zero carbon future.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Subsequent events — continued

During March 2021, CEMEX entered into $250 of Dollar / Mexican peso call spread contracts to hedge foreign exchange risks in relation to Dollar-denominated obligations, which are expected to be settled using cash flows generated in Mexican pesos. CEMEX paid a net upfront premium of $10.8 in connection with these contracts. CEMEX are not subject to margin calls under the call spreads and the upfront premium represents the maximum potential net loss that CEMEX could incur in this position. These contracts mature on September 20, 2022 but can be terminated earlier. For accounting purposes under IFRS, these contracts will be recognized at fair value through the statement of operations.

On March 25, 2021, CEMEX, S.A.B. de C.V. held its ordinary general shareholders’ meeting followed by an extraordinary general shareholders’ meeting. The most significant items that were approved by shareholders at the ordinary general shareholders’ meeting were: (a) setting the amount of $500 or its equivalent in Mexican Pesos as the maximum amount of resources that during fiscal year 2021 (until the next ordinary general shareholders’ meeting of CEMEX, S.A.B. de C.V. is held), CEMEX, S.A.B. de C.V. may use this amount for the acquisition of its own shares or securities that represent such shares); (b) the cancellation of shares of CEMEX, S.A.B. de C.V. that were (i) repurchased during the 2020 fiscal year and/or (ii) authorized to support any new issuance of convertible securities and/or to be subscribed and paid for in a public offering or private subscription; and (c) the appointment of the members of the Board of Directors, the Audit Committee, the Corporate Practices and the Finance Committee (which had its members reduced from four to three) and the Sustainability Committee of CEMEX, S.A.B. de C.V.

On March 26, 2021, the tax authorities in Spain notified one of the Company’s subsidiaries of an assessment for income taxes in an amount of €48 plus interest, derived from a tax audit process covering the tax years 2010 to 2014. This assessment is expected to be appealed before the Tribunal Económico Administrativo Central or a higher tax authority. In order for the suspension of the payment of the tax assessment to be granted, CEMEX España is expected to provide payment guarantees before filing such appeal.

In connection with the sale of certain assets in France mentioned in note 13.1, on March 31, 2021, CEMEX closed the sale of such assets to LafargeHolcim for an amount in euros equivalent to $45. The divested assets consisted of 24 concrete plants and one aggregates quarry in the Rhone Alpes region in Southeastern France, east of CEMEX’s operations in Lyon. CEMEX will retain its business in Lyon.

On March 31, 2021, in connection with note 24.2, CEMEX signed an amendment to the IBM 2012 Master Professional Services Agreement (“MPSA”) by which the finance and accounting services were removed from the scope of such agreement and, on the same date, CEMEX entered into a new Master Services Agreement (“MSA”) with IBM for the provision of finance and accounting services previously provided under the IBM 2012 MPSA. The IBM 2021 MSA will end on March 31, 2026 unless terminated earlier.

The accompanying consolidated financial statements were authorized for issuance in the Company´s annual report on Form 20-F, by the Chief Executive Officer of CEMEX, S.A.B. de C.V. on April 23, 2021, hereby updated for subsequent events, to be filed with the United States Securities and Exchange Commission.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

28)	MAIN SUBSIDIARIES

As mentioned in notes 5.3 and 21.4, as of December 31, 2020 and 2019, there are non-controlling interests on certain consolidated entities that are in turn holding companies of relevant operations. The main subsidiaries as of December 31, 2020 and 2019, which ownership interest is presented according to the interest maintained by CEMEX, were as follows:

		% Interest
Subsidiary	Country	2020	2019
CEMEX España, S.A. [1]	Spain	99.9	99.9
CEMEX, Inc.	United States of America	100.0	100.0
CEMEX Latam Holdings, S.A. [2]	Spain	92.4	73.2
CEMEX (Costa Rica), S.A. [3]	Costa Rica	99.2	99.2
CEMEX Nicaragua, S.A. [3]	Nicaragua	100.0	100.0
Assiut Cement Company	Egypt	95.8	95.8
CEMEX Colombia, S.A. [4]	Colombia	99.7	99.7
Cemento Bayano, S.A. 5	Panama	100.0	100.0
CEMEX Dominicana, S.A.	Dominican Republic	100.0	100.0
Trinidad Cement Limited	Trinidad and Tobago	69.8	69.8
Caribbean Cement Company Limited [6]	Jamaica	79.0	79.0
CEMEX de Puerto Rico Inc.	Puerto Rico	100.0	100.0
CEMEX France Gestion (S.A.S.)	France	100.0	100.0
CEMEX Holdings Philippines, Inc. [7]	Philippines	77.8	66.8
Solid Cement Corporation [8]	Philippines	100.0	100.0
APO Cement Corporation [8]	Philippines	100.0	100.0
CEMEX U.K.	United Kingdom	100.0	100.0
CEMEX Deutschland, AG.	Germany	100.0	100.0
CEMEX Czech Republic, s.r.o.	Czech Republic	100.0	100.0
CEMEX Polska sp. Z.o.o.	Poland	100.0	100.0
CEMEX Holdings (Israel) Ltd.	Israel	100.0	100.0
CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC [9]	United Arab Emirates	100.0	100.0
Neoris N.V. 10	The Netherlands	99.8	99.8
CEMEX International Trading LLC [11]	United States of America	100.0	100.0
Transenergy, Inc. [12]	United States of America	100.0	100.0

1	CEMEX España is the indirect holding company of most of CEMEX’s international operations.
2

The interest reported excludes own shares held in CLH’s treasury. CLH, incorporated in Spain, trades its ordinary shares in the Colombian Stock Exchange under the symbol CLH, and is the indirect holding company of CEMEX’s operations in Colombia, Panama, Costa Rica, Guatemala, Nicaragua and El Salvador (note 21.4).

3	Represents CEMEX Colombia, S.A.’s direct or indirect interest.
4	Represents CEMEX’s direct and indirect interest in ordinary and preferred shares, including own shares held in CEMEX Colombia, S.A.’s treasury.
5	Represents CLH’s direct and indirect interest. The interest reported excludes a 0.515% interest held in Cemento Bayano’s treasury.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of U.S. dollars)

Main subsidiaries — continued

6

Represents the aggregate ownership interest of CEMEX in this entity of 79.04%, which includes TCL’s direct and indirect 74.08% interest and CEMEX’s 4.96% indirect interest held through other subsidiaries.

7

CEMEX’s operations in the Philippines are conducted through CHP, a subsidiary incorporated in the Philippines which since July 2016 trades its ordinary shares on the Philippines Stock Exchange under the symbol CHP (note 21.4)

8	Represents CHP direct and indirect interest.
9	CEMEX indirectly owns a 49% equity interest in each of these entities and holds the remaining 51% of the economic benefits, through agreements with other shareholders.
10	Neoris N.V. is the holding company of the entities involved in the sale of information technology solutions and services.
11	CEMEX International Trading LLC is involved in the international trading of CEMEX’s products.
12	Formerly named Gulf Coast Portland Cement Co., it is engaged in the procurement and trading of fuels, such as coal and petroleum coke, used in certain operations of CEMEX.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

CEMEX, S.A.B. de C.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of CEMEX, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 23, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Evaluation of the goodwill impairment analysis for certain groups of cash-generating units

As discussed in Notes 3.10 and 16.2 to the consolidated financial statements, the goodwill balance as of December 31, 2020 was $8,506 million, of which $6,449 million related to groups of Cash-Generating Units (CGUs) in the United States of America (USA), and $463 million to groups of CGUs in Spain. The goodwill balance represents 31% of the Company’s total consolidated assets as of December 31, 2020. During 2020, management of the Company recognized impairment of goodwill for $1,020 million related to the groups of CGUs in USA. Goodwill is tested for impairment when required upon the occurrence of internal or external indicators of impairment or at least once a year, during the last quarter of such year.

We identified the evaluation of the goodwill impairment analysis for these two groups of CGUs as a critical audit matter. The estimated value in use and the underlying assumptions involved a high degree of subjectivity. Specifically, the evaluation of the discount rate and the long-term growth rate used to calculate the value in use of the two groups of CGUs (USA and Spain) was challenging and changes to these assumptions had a significant impact on the value in use.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the goodwill impairment assessment process, including controls related to the determination of the value in use of the groups of CGUs, and the development of the long-term growth rate and discount rate assumptions. We performed sensitivity analyses over the discount rate and long-term growth rate assumptions to assess their impact on the determination of the value in use of the two groups of CGUs (USA and Spain). We evaluated the Company’s forecasted long-term growth rates for these two groups of CGUs by comparing the growth assumptions to publicly available data. We compared the Company’s historical cash flows forecasts to actual results to assess the Company’s ability to accurately forecast. We involved valuation professionals with specialized skills and knowledge, who assisted in: (1) Evaluating the discount rates for these two groups of CGUs, by comparing them with a discount rate range that was independently developed using publicly available data for comparable entities; and (2) Developing an estimate of the value in use of the groups of CGUs using the Company’s cash flow forecasts and determining an independently developed discount rate and comparing the results of our estimates to the Company’s estimates of value in use.

Evaluation of certain tax proceedings

As discussed in Notes 3.11, 3.13 and 20.4 to the consolidated financial statements, as of December 31, 2020 the Company was involved in certain significant tax proceedings in Spain and Colombia related to uncertain tax treatments. The Company recognizes the effect of an uncertain tax treatment when it is probable that it would be accepted by the tax authorities. If an uncertain tax treatment is considered not probable of being accepted, the Company recognizes the effect of such uncertainties in its tax balances.

We identified the evaluation of certain tax proceedings in Spain and Colombia and the related disclosures made as a critical audit matter. It required challenging auditor judgment and significant audit effort, due to the subjective nature of the estimates and assumptions, including judgments about the likelihood of loss and the amounts that would be paid in the event of loss.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the evaluation of tax proceedings, including controls related to the evaluation of information from external and internal legal counsel, the determination of the likelihood of loss and the amounts that would be paid in the event of loss, as well as controls over the financial statement disclosures. We evaluated the competence and capabilities of the internal and external legal counsel that assessed the likelihood of loss and the estimate of the outflow of resources. We involved tax professionals with specialized skills and knowledge, who assisted in assessing the amounts disclosed by: (1) Inspecting letters received directly from the Company’s internal and external legal counsel that assessed the likelihood of loss and the amounts that would be paid in the event of loss of the tax proceedings, comparing these assessments and estimates to those made by the Company; and (2) Reading the latest correspondence between the Company, internal and external legal counsel and the various tax authorities, as applicable. We assessed the sufficiency of the disclosures related to these tax proceedings.

Evaluation of certain legal proceedings

As discussed in Notes 3.11 and 25 to the consolidated financial statements, as of December 31, 2020 the Company is involved in certain significant legal proceedings in Mexico (Corporate) and Colombia. The Company records provisions for legal proceedings when it is probable that an outflow of resource will be required to settle a present obligation and when the outflow can be reliably estimated. The Company discloses a contingency for legal proceedings whenever the likelihood of loss from the proceedings is considered possible or when it is considered probable but it is not possible to reliably estimate the amount of the outflow of resources.

We identified the evaluation of certain legal proceedings in Mexico (Corporate) and Colombia and the related disclosures made as a critical audit matter. The assessment required challenging auditor judgment and significant audit effort, due to the subjective nature of the estimates and assumptions, including judgments about the likelihood of loss and the amounts that would be paid in the event of loss.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the evaluation of legal proceedings, including controls related to the evaluation of information from external and internal legal counsel, the determination of the likelihood of loss and the amounts that would be paid in the event of loss, as well as controls over the financial statement disclosures. We evaluated the competence and capabilities of the internal and external legal counsel that assessed the likelihood of loss and the estimate of the outflow of resources. We involved legal professionals with specialized skills and knowledge, who assisted in assessing the amounts disclosed by: (1) Inspecting letters received directly from the Company’s internal and external legal counsel that assessed the likelihood of loss and the amounts that would be paid in the event of loss of these legal proceedings and comparing these assessments and estimates to those made by the Company; and (2) Reading the latest correspondence between the Company, internal and external legal counsel and the various authorities or plaintiffs, as applicable. We assessed the sufficiency of the disclosures related to these legal proceedings.

/s/ KPMG Cárdenas Dosal, S.C.

We have not been able to determine the specific year that we began serving as the Company´s auditor, however we are aware that we have served as the Company´s auditor since at least 1998.

Monterrey, N.L. México

April 23, 2021

INTERNAL CONTROL REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

CEMEX, S.A.B. de C.V.

Opinion on Internal Control Over Financial Reporting

We have audited CEMEX, S.A.B. de C.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated April 23, 2021 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting as of December 31, 2020. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 23, 2021