Form 20-F
period 2022-12-31
CEMEX SAB DE CV
filed 2023-05-01
CIK 1076378

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
14,711,512,721 CPOs
29,457,941,452 Series A shares (including Series A shares underlying CPOs)
14,728,970,726 Series B shares (including Series B shares underlying CPOs)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes  ☒    No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in
Rule 12b-2
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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
of the Exchange Act).    Yes  ☐    No  ☒

CEMEX

SHAPING THE FUTURE TOGETHER

20-F
Report 2022

Shaping the future together 20-F Report 2022

i

INTRODUCTION

Cemex, S.A.B. de C.V. is incorporated as a publicly traded variable stock corporation (sociedad anónima bursátil de capital variable) organized under the laws of the United Mexican States (“Mexico”). Except as the context otherwise may require, references in this annual report to “Cemex,” the “Company,” “we,” “us” or “our” refer to Cemex, S.A.B. de C.V. and its consolidated entities. See note 1 to our 2022 audited consolidated financial statements included elsewhere in this annual report.

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

Unless otherwise indicated, references in this annual report to “$” and “Dollars” are to United States Dollars, references to “€” are to Euros, references to “£,” “Pounds Sterling” and “Pounds” are to British Pounds, and references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos. References to “billion” mean one thousand million. References in this annual report to “CPOs” are to Cemex, S.A.B. de C.V.’s Ordinary Participation Certificates (Certificados de Participación Ordinarios), each CPO represents two Series A shares (as defined below) and one Series B share (as defined below) of Cemex, S.A.B. de C.V. References to “ADSs” are to American Depositary Shares of Cemex, S.A.B. de C.V.; each ADS represents ten CPOs.

See notes 2.7, 17.1 and 17.2 to the 2022 audited consolidated financial statements of Cemex, S.A.B. de C.V. included elsewhere in this annual report for a detailed description of our debt and other financial obligations. Total debt plus other financial obligations differs from the calculation of debt under our main unsecured credit agreements, dated as of October 29, 2021, as amended and/or restated from time to time (the “2021 Credit Agreement”), dated as of December 23, 2021, as amended and/or restated from time to time (the “Mexican Peso Banorte Agreement”), and dated as of October 7, 2022, as amended and/or restated from time to time (the “2022 EUR Credit Agreement,” and collectively with the 2021 Credit Agreement and the Mexican Peso Banorte Agreement, the “Credit Agreements”). See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness” for more information.

During 2022, pursuant to tender offers and other market transactions, we partially repurchased different series of our notes for an aggregate notional amount of $1,172 million. The difference between the amount paid for such notes and the notional amount redeemed, net of transactional costs, generated a repurchase gain of $104 million, recognized in the statement of operations for the year ended December 31, 2022. On June 8, 2021, we issued $1,000 million of our 5.125% Subordinated Notes with no fixed maturity (the “5.125% Subordinated Notes”). Based on IFRS, the 5.125% Subordinated Notes qualify as equity instruments and are classified within controlling interest stockholders’ equity. See note 21.2 to the 2022 audited consolidated financial statements of Cemex, S.A.B. de C.V. included elsewhere in this annual report for a detailed description of the 5.125% Subordinated Notes.

We also refer in various places within this annual report to non-IFRS measures, including “Operating EBITDA,” “Operating EBITDA” equals operating earnings before other expenses, net, plus depreciation and amortization expenses, as more fully explained in “Item 5—Operating and Financial Review and Prospects—Results of Operations—Selected Consolidated Financial Information.” Additionally, we refer to “Operating EBITDA Margin,” which is calculated by dividing our “Operating EBITDA” by our revenues. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for the 2022 audited consolidated financial results of Cemex, S.A.B. de C.V. prepared in accordance with IFRS as issued by the IASB.

We have approximated certain numbers in this annual report to their closest round numbers or a given number of decimal places. Due to rounding, figures shown as totals in tables may not be arithmetic aggregations of the figures preceding them.

CERTAIN TECHNICAL TERMS

When used in this annual report, the terms set forth below mean the following:

•

Aggregates are inert granular materials, such as stone, sand, and gravel, which are obtained from land- based sources (mainly mined from quarries) or by dredging marine deposits. They give ready-mix concrete its necessary volume and add to its overall strength. Under normal circumstances, one cubic meter of fresh concrete contains two tons of gravel and sand.

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

•

Gray Portland cement, used for construction purposes, is a hydraulic binding agent with a traditional composition by weight of approximately 95% clinker and up to 5% of a minor component (usually calcium sulfate). Blended portland cement has lower clinker factor, usually below 90%, which results in lower carbon dioxide (“CO2”) emissions. Both traditional and blended portland cement, when mixed with sand, stone or other aggregates and water, produce either concrete or mortar.

•

Petroleum coke or pet coke is a by-product of the oil refining coking process that can be incorporated into the cement production process as fuel, in substitution of fossil fuels such as natural gas or coal.

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

Item 2 — Offer Statistics and Expected Timetable

Not applicable.

Item 3 — Key Information

Advancing our strategic priorities and being an industry leader in the global transition to a lower-carbon and circular economy

During 2022, we made progress on our goal to optimize and rebalance our portfolio for growth by investing $474 million in strategic capital expenditures during 2022. Much of this investment was dedicated to our growth strategy of investing in bolt-on and margin enhancement projects as well as capacity additions. We estimate that our growth strategy resulted in a contribution of $100 million in incremental Operating EBITDA in 2022. Additionally, Operating EBITDA from our Urbanization Solutions core business was 21% higher in 2022 compared to 2021. In general, since 2020, we have invested more than $1 billion in strategic projects focused on accelerating growth. These investments are designed to allow us to achieve cost savings from operating efficiencies, advance our CO2 reduction goal, increase production capacity in supply-constrained markets, and drive growth in our Urbanization Solutions business. We plan to continue reorienting our portfolio more toward developed markets, particularly the U.S. and Europe, through the investments and strategic divestments we have executed, such as the divestment of our former operations in Costa Rica and El Salvador, among others.

In addition, to further fortify our balance sheet, we continue to focus mainly on the following three initiatives: (i) growing our Operating EBITDA through further cost-reduction efforts, operating efficiencies and customer-centric commercial strategies across all our core businesses; (ii) maximizing our free cash flow, which is expected to be used mainly for debt reduction and our bolt-on investments; and (iii) continuing to execute selective divestments by selling what we believe are non-essential assets, which would allow us to free up more free cash flow.

For the year ended December 31, 2022, we had net sales of $15.6 billion, which were higher than those for the year ended December 31, 2021, mainly driven by price increases across our products and services in all of the regions where we operate. During 2022, our pricing and cost mitigation efforts were able to offset much of the impact of inflation.

Strengthening our capital structure and deleveraging continues to be one of our top priorities. In response to significant market volatility, we also engaged in several liability management exercises, which included repurchasing some of our notes.

On April 13, 2022, Cemex consummated a cash tender offer and purchased $163,762,000 aggregate principal amount of the outstanding 5.200% Dollar-denominated Notes due 2030 (the “September 2030 Dollar Notes”), $108,648,000 aggregate principal amount of the outstanding 5.450% Dollar-denominated Notes due 2029 (the “November 2029 Dollar Notes”) and $156,178,000 aggregate principal amount of the outstanding 3.875% Dollar-denominated Notes due 2031 (the “July 2031 Dollar Notes”) validly tendered by holders of the tendered notes, and made a total payment of $419,293,717.35 (which included an early tender premium and accrued and unpaid interest) for such tendered notes, pursuant to the terms of an offer to purchase governing the tender offer.

On April 27, 2022, Cemex, S.A.B. de C.V. consummated a cash tender offer and purchased $4,160,000 aggregate principal amount of the outstanding September 2030 Dollar Notes, $3,000,000 aggregate principal amount of the outstanding November 2029 Dollar Notes and $3,075,000 aggregate principal amount of the outstanding July 2031 Dollar Notes validly tendered by holders of the tendered notes after the early tender date and at or prior to the expiration date and made a total payment of $9,789,319.41 (which included accrued and unpaid interest) for such tendered notes, pursuant to the terms of an offer to purchase governing the tender offer.

On September 30, 2022, Cemex consummated a cash tender offer and purchased $291,177,000 aggregate principal amount of the July 2031 Dollar Notes, $81,944,000 aggregate principal amount of the September 2030 Dollar Notes and $94,955,000 of the November 2029 Dollar Notes validly tendered by holders of the tendered notes and made a total payment of $404,512,954.08 (which included an early tender premium and accrued and unpaid interest) for such tendered notes, pursuant to the terms of an offer to purchase and an offer to purchase supplement governing the tender offer.

On October 7, 2022, Cemex successfully closed the 2022 EUR Credit Agreement, a new €500 million three-year non-amortizing sustainability-linked term loan, the proceeds of which were used to repay other debt of the Company. The 2022 EUR Credit Agreement, which is denominated exclusively in Euros, has nearly identical terms and conditions as the other Credit Agreements, including guarantor structure, financial covenants and a parallel interest rate margin grid. The 2022 EUR Credit Agreement was issued under Cemex’s Sustainability-linked Financing Framework (the “Framework”), increasing the amount of debt that is linked to the company’s “Future in Action” program and its ultimate vision of a carbon-neutral economy. All sustainability-linked loans issued under the Framework have the same metrics and adjustments to the interest rate margin. In general, during 2022, we further aligned our funding strategy with our climate action roadmap through the 2022 EUR Credit Agreement and other financial efforts that we executed related thereto. As a result, as of the date of this report we have approximately 42% of our debt linked to sustainability key performance indicators (“KPIs”).

During 2022, we reduced total debt by $408 million and interest expenses by $45 million, compared to 2021. However, our leverage ratio, as calculated under the Credit Agreements, increased by 0.11x to 2.84x. As of December 31, 2022, we had decreased to $8,825 million (principal amount $8,870 million, excluding deferred issuance costs) our total debt plus other financial obligations in our statement of financial position (which does not include $1,000 million of 5.125% Subordinated Notes). As of December 31, 2022, 11% of our total debt plus other financial obligations was current (including current maturities of non-current debt) and 89% was non-current. As of December 31, 2022, 77% of our total debt plus other financial obligations was Dollar-denominated, 13% was Euro-denominated, 2% was Pound Sterling-denominated, 5% was Mexican Peso-denominated, 2% was Philippine Peso-denominated and 1% was denominated in other currencies. See notes 17.1 and 17.2 to our 2022 audited consolidated financial statements included elsewhere in this annual report.

In 2022, we also made significant advancements towards our climate action goals and our “Future in Action” program, focused on developing sustainable products and solutions, decarbonizing our operations, contributing to a circular economy, enhancing biodiversity, preserving water, and pursuing innovation and partnerships. Our 2030 climate action goals, which are aligned to CO2 reduction pathways in our industry, and our 2050 net-zero roadmap across the value chain were both validated by the Science Based Targets Initiative (“SBTi”) according to the 1.5°C scenario, during 2022. Most importantly, these goals should keep us on the right path to achieving our expected objective of delivering net-zero CO2 concrete globally by 2050. Also, during 2022, we enhanced the link between our executive compensation and our climate action goals. In order to meet our 2030 targets, yearly CO2 emission results will have an impact ranging from -10% to +10% on the total cash payout of the annual executive variable compensation of various of our executives eligible for variable compensation, including the Chief Executive Officer of the Company. See “Item 6—Directors, Senior Management and Employees—Board Practices—Variable Compensation Plan.”

As of 2022, we have reduced our specific net CO2 emissions by 30% as compared to our 1990 baseline, which we estimate puts us on track to achieve our goal of more than a 47% reduction by 2030.

For 2022, our fuel mix consisted of 35% alternative fuels, a significant substitution rate for us. While our operations in Europe continue to lead with the highest substitution rate within our operations, we are moving to boost alternative fuel usage in all our other regions. Our operations in Mexico increased alternative fuel usage by 9% in 2022. This performance is supported by an increase of almost 6% in our use of alternative fuels and a reduction of 1.5% in our clinker factor during 2022.

Since 2019, we have used hydrogen injection to increase the use of alternative fuels and maximize thermal efficiency and, as of 2021, hydrogen is in use in all of our cement plants in Europe. At the end of 2022, approximately 44% of our clinker production used hydrogen injection technologies. We have also entered into partnerships to access new hydrogen injection technologies that should accelerate this strategy and allow us to further explore and scale the adoption of hydrogen in all of our operations while reducing the consumption of fossil fuels. Additionally, we have made progress in our clean electricity consumption strategy. As of the date of this annual report, 33% of our electricity supply is free of CO2 emissions, which we estimate should keep us on track to achieve our 2030 goal of having 65% of our electricity supply free of CO2 emissions.

Using biomass waste and non-recyclable materials to fuel our kilns is a key lever along our path to achieve our decarbonization goals. Not only does this activity benefit society by helping municipalities reduce waste going to landfills, but it also allows us to reduce our usage of expensive fossil fuels in our production processes. In 2022, our operations in Europe processed waste equivalent to the annual amount produced by a city the size of Madrid, achieving close to 70% alternative fuel substitution in the region, which is higher than the industry average. As of December 31, 2022, three of our cement plants were already producing cement with CO2 levels below 430 kg per ton, our new 2030 consolidated goal. As a result, our operations in Europe have achieved a 40% reduction in CO2 emissions as compared to our 1990 baseline. We are also boosting alternative fuel usage by injecting hydrogen into our cement kilns to optimize the process. After successfully implementing this technology in our plants in Europe, we have announced investments to implement hydrogen injection in four plants in Mexico in 2023, and expect to continue scaling its use in other operations worldwide.

In 2022, we launched Regenera, our new global waste management business, which is intended to further strengthen our capabilities and the circularity services we offer to our customers. Our aim is to increase by more than 50% the amount of waste and by-products we manage by 2030, with particular focus on (i) municipal and industrial waste; (ii) construction, demolition, and excavation waste; and (iii) other waste and industry by-products. Overall, in 2022, we estimate that we managed close to 27 million tons of waste, 67 times more than the non-recyclable waste we generated.

We believe that the success of our efforts will depend on the market’s reception to our lower-carbon products. Cemex estimates that, during 2022, Vertua-branded cement represented 41% of total cement volumes and Vertua-branded ready-mix represented 33% of total ready-mix volumes, a 14.8% and 16.1% year-over-year increase, respectively. Furthermore, we expanded our Vertua brand to include a comprehensive portfolio of products and solutions with sustainability attributes beyond a lower-carbon footprint, including water conservation, energy efficiency, recycled materials and efficient construction systems.

We also took significant steps in our innovation and partnership strategy, an important lever to reach our goal of net-zero CO2 by 2050. Among other initiatives, we are partnering with start-ups and leaders in the energy space on several carbon capture, utilization, and storage (“CCUS”) projects. We are also collaborating on transformative technologies for our industry, such as powering our kilns with solar heat or electricity and using CO2 for the production of value-added carbon nanomaterials, which are in growing demand in several traditional and high-tech industries. These partnerships, along with the capabilities of Cemex’s Global Research and Development, Cemex Ventures, and our internal “Smart Innovation” process, should be instrumental in developing our first net-zero CO2 plants by 2030.

In 2022, we also advanced our social impact strategy, which allows us to contribute to the well-being of our communities in important areas such as affordable housing, education, employment capabilities, entrepreneurship, inclusion, environmental protection and community infrastructure. Overall, we have collaborated with over 26 million people globally, contributing to our goal of reaching 30 million community partners by 2030.

CEMEX Go, our end-to-end digital platform, is also an important enabler of our transition to a lower-carbon industry by better organizing supply chains, transitioning to a paperless industry, and increasing overall efficiency in the construction sector. CEMEX Go offers a digital customer experience to over 53,000 customers in 21 countries.

Furthermore, we continue to progress in our “Working Smarter” digital transformation initiative, through which Cemex is leveraging a combination of digital technologies, operative models and innovation from leading service suppliers in order to reshape its business management services.

Risk Factors

We are subject to various risks mainly resulting from changing economic, environmental, political, industry, business, legal, regulatory, financial and climate conditions, as well as risks related to ongoing legal proceedings and investigations. The following risk factors are not the only risks we face, and any of the risk factors described below could significantly and adversely affect our business, liquidity, results of operations or financial condition, as well as, in certain instances, our reputation.

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

•	Corporate rights may not be available to any person that acquires 2% or more of Cemex, S.A.B. de C.V.’s voting shares without the approval of Cemex, S.A.B. de C.V.’s Board of Directors.

•	Preemptive rights generally available under Mexican law may be unavailable to ADS holders.

•	The protections afforded to shareholders in Mexico are different from those in other countries and may be more difficult to enforce.

Risks Relating to Our Business and Operations

•

Economic conditions, including inflation, in countries where we operate and in other regions or countries have affected and may continue to adversely affect our business, financial condition, liquidity and results of operations.

•	The war between Russia and Ukraine may have a material adverse effect on our business, financial condition, liquidity and results of operation.

•	High energy and fuel costs have had and may continue to have a material adverse effect on our operating results.

•

We are subject to restrictions and reputational risks resulting from non-controlling interests held by third parties in our consolidated subsidiaries. As of the date of this annual report, we control three publicly listed companies, where this risk is heightened.

•	Our use of derivative financial instruments could negatively affect our net income and liquidity, especially in volatile and uncertain markets.

•

Political, social and geopolitical events, possible changes in public policies and other risks in some of the countries where we operate, which are inherent to the operations of an international company, could have a material adverse effect on our business, financial condition, liquidity and results of operations.

•	Complications in relationships with local communities may adversely affect our business continuity, reputation, liquidity and results of operations.

•

We are increasingly dependent on information technology and our systems and infrastructure, as well as those provided by third-party service providers, face certain risks, including cyber-security risks.

•	We may fail to secure certain materials required to run our business, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

•

We may not be able to realize the expected benefits from any acquisitions or joint ventures, some of which may have a material impact on our business, financial condition, liquidity and results of operations. Any failure to realize expected benefits from the bolt-on acquisitions of our business strategy heightens this risk.

•

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

•

A substantial amount of our total assets consists of intangible assets, including goodwill. We have recognized charges for goodwill impairment in the past and also in 2022, and if market or industry conditions deteriorate further, additional impairment charges may be recognized.

•	Activities in our business can be hazardous and can cause injury to people or damage to property in certain circumstances.

•

Our operations and ability to source products and materials can be affected by adverse weather conditions and natural disasters, including climate change, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

•	We could be adversely affected by any significant or prolonged disruption to our production facilities.

•	Labor activism and unrest, or failure to maintain satisfactory labor relations, could adversely affect our results of operations.

•	Our insurance coverage may not cover all the risks to which we may be exposed.

•	Our success depends on the leadership of Cemex, S.A.B. de C.V.’s Board of Directors and on key members of our executive management team and the availability of a specialized workforce.

•	Future pandemics and epidemics, such as the COVID-19 pandemic, could materially adversely affect our financial condition and results of operations.

Risks Relating to Our Indebtedness and Certain Other Obligations

•

The Credit Agreements, the indentures governing our outstanding 3.125% Euro-denominated notes due 2026 (the “March 2026 Euro Notes”), November 2029 Dollar notes, 7.375% Dollar-denominated notes due 2027 (the “June 2027 Dollar Notes”), September 2030 Dollar Notes and July 2031 Dollar Notes (collectively, the “Notes”) and our other debt agreements and/or instruments contain several restrictions and covenants. Our failure to comply with such restrictions and covenants or any inability to capitalize on business opportunities or refinance our debt resulting from them could have a material adverse effect on our business and financial conditions.

•	The elimination of the London Inter-Bank Offered Rate (“LIBOR”) after June 2023 may adversely affect our financial results.

•

We have a substantial amount of debt and other financial obligations. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our payment obligations upon their maturity. Our ability to comply with our principal maturities and financial covenants may depend on us implementing certain strategic initiatives, including, but not limited to, making asset sales, and there is no assurance that we will be able to implement any such initiatives or execute such sales, if needed, on terms favorable to us or at all.

•	We may not be able to generate sufficient cash to service our indebtedness or satisfy our short-term liquidity needs, and we may be forced to take other actions to do so, which may not be successful.

•

Cemex, S.A.B. de C.V.’s ability to repay debt and pay dividends is highly dependent on our subsidiaries’ ability to transfer income and dividends to us. As of the date of this annual report, we control three publicly listed companies, where this risk is heightened.

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

•	Increases in liabilities related to our pension plans could adversely affect our results of operations.

Risks Relating to Regulatory and Legal Matters

•

We are subject to the laws and regulations of the countries where we operate and do business and non-compliance, any material changes in such laws and regulations and/or any significant delays in assessing the impact and/or adapting to such changes in laws and regulations may have an adverse effect on our business, financial condition, liquidity and results of operations.

•

We or our third-party providers may fail to maintain, obtain, or renew or may experience material delays in obtaining requisite governmental or other approvals, licenses and permits for the conduct of our business.

•

We are subject to litigation proceedings, including, but not limited to, government investigations relating to corruption, antitrust and other proceedings, that could harm our business and our reputation.

•

We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust, anti-boycott, economic sanctions, trade embargoes, and export control laws and regulations in the countries in which we operate and do business, a considerable number of which are considered high and medium risk countries. Any violation of any such laws or regulations could have a material adverse impact on our reputation, results of operations and financial condition, as well as harm our reputation.

•	Certain tax matters may have a material adverse effect on our cash flow, financial condition and net income, as well as on our reputation.

•	Our operations are subject to environmental laws and regulations, including new and proposed reporting requirements, that are or could become increasingly stringent.

•	It may be difficult to enforce civil liabilities against us or the members of Cemex, S.A.B. de C.V.’s Board of Directors, our senior management and controlling persons.

Risks Relating to Ownership of Our Securities

Non-Mexicans may not hold Cemex, S.A.B. de C.V.’s Series A shares directly and must have them held in a trust at all times.

Any person acquiring shares, CPOs or ADSs of Cemex, S.A.B. de C.V. should be aware that non-Mexican investors and Mexican companies without a foreign investment-exclusion clause in their by-laws may not directly hold the Series A shares underlying Cemex, S.A.B. de C.V.’s CPOs or ADSs, but may hold them indirectly through Cemex, S.A.B. de C.V.’s CPO trust. Upon the early termination or expiration of the term of

Cemex, S.A.B. de C.V.’s CPO trust on September 6, 2029, the Series A shares underlying the CPOs held by non-Mexican investors or by Mexican companies without a foreign investment-exclusion clause in their by-laws must be placed into a new trust similar to the current CPO trust. We cannot guarantee that a trust similar to the CPO trust will exist or that the relevant authorization for the transfer of Cemex, S.A.B. de C.V.’s Series A shares to such a trust will be obtained. In that event, such investors might be required to sell their Series A shares to a Mexican individual or corporation that has a foreign investment-exclusion clause in its by-laws, which could expose shareholders to a loss in the sale of the corresponding Series A shares and may cause the price of Cemex, S.A.B. de C.V.’s CPOs and ADSs to decrease.

ADS holders may only vote the Series B shares represented by the CPOs deposited with the ADS depositary through the ADS depositary and are not entitled to vote the Series A shares represented by the CPOs deposited with the ADS depositary or to attend Cemex, S.A.B. de C.V.’s shareholders’ meetings.

Any person acquiring ADSs should be aware of the terms of the ADSs, the corresponding deposit agreement pursuant to which the ADSs are issued (the “Deposit Agreement”), the CPO Trust (as defined in the Deposit Agreement) and Cemex, S.A.B. de C.V.’s by-laws. Under such terms, in relation to shareholders’ meetings of Cemex, S.A.B. de C.V., a holder of an ADS has the right to instruct the ADS depositary to exercise voting rights only with respect to Series B shares represented by the CPOs deposited with the depositary, but not with respect to the Series A shares represented by the CPOs deposited with the depositary. ADS holders will not be able to directly exercise their right to vote unless they withdraw the CPOs underlying their ADSs (and, in the case of non-Mexican holders, even if they do so, they may not vote the Series A shares represented by the CPOs) and may not receive voting materials in time to ensure that they are able to instruct the depositary to vote the CPOs underlying their ADSs or receive sufficient notice of a shareholders’ meeting to permit them to withdraw their CPOs to allow them to cast their vote with respect to any specific matter. Holders of ADSs will not have the right to instruct the ADS depositary as to the exercise of voting rights in respect of Series A shares underlying CPOs held in the CPO Trust. Under the terms of the CPO Trust, Series A shares underlying CPOs held by non-Mexican nationals, including all Series A shares underlying CPOs represented by ADSs, will be voted by the Trustee (as defined in the Deposit Agreement), according to the majority of all Series A shares held by Mexican nationals and Series B shares voted at the meeting. In addition, the depositary and its agents may not be able to send out voting instructions on time or carry them out in the manner an ADS holder has instructed. As a result, ADS holders may not be able to exercise their right to vote and they may lack recourse if the CPOs underlying their ADSs are not voted as they requested. In addition, ADS holders are not entitled to attend shareholders’ meetings. ADS holders will also not be permitted to vote the CPOs underlying the ADSs directly at a shareholders’ meeting or to appoint a proxy to do so without withdrawing the CPOs. If the ADS depositary does not receive voting instructions from a holder of ADSs in a timely manner such holder will nevertheless be treated as having instructed the ADS depositary to give a proxy to a person we designate, or at our request, the corresponding CPO trust’s technical committee designates, to vote the Series B shares underlying the CPOs represented by the ADSs in his/her discretion. The ADS depositary or the custodian for the CPOs on deposit may represent the CPOs at any meeting of holders of CPOs even if no voting instructions have been received. The CPO trustee may represent the Series A shares and the Series B shares represented by the CPOs at any meeting of holders of Series A shares or Series B shares even if no voting instructions have been received. By so attending, the ADS depositary, the custodian or the CPO trustee, as applicable, may contribute to the establishment of a quorum at a meeting of holders of CPOs, Series A shares or Series B shares, as appropriate.

Corporate rights may not be available to any person that acquires 2% or more of Cemex, S.A.B. de C.V.’s voting shares without the approval of Cemex, S.A.B. de C.V.’s Board of Directors.

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

ADS holders may be unable to exercise preemptive rights granted to Cemex, S.A.B. de C.V.’s shareholders, in which case ADS holders could be diluted following equity or equity-linked offerings. Under Mexican law, if Cemex, S.A.B. de C.V. issues new shares, Cemex, S.A.B. de C.V. would be generally required to grant preemptive rights to its shareholders, except in certain situations, including if such shares are issued in the context of a public offering or if such shares underlie convertible securities issued by Cemex, S.A.B. de C.V. However, ADS holders may not be able to exercise these preemptive rights to acquire new shares unless (i) Cemex, S.A.B. de C.V. files a registration statement with the SEC with respect to such shares or (ii) the offering of the shares qualifies for an exemption from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”). We cannot assure you that Cemex, S.A.B. de C.V. would file a registration statement in the United States that would allow holders of ADSs to participate in any preemptive rights offering. Under Mexican law, preemptive rights cannot be waived in advance or be assigned or be represented by an instrument that is negotiable separately from the corresponding shares. As a result of applicable United States securities laws, holders of ADSs may be restricted in their ability to exercise preemptive rights as provided in the Deposit Agreement with the ADSs depositary, as amended. Shares subject to a preemptive rights offering, with respect to which preemptive rights have not been exercised, may be sold by Cemex, S.A.B. de C.V. to third parties on the terms and conditions previously approved by Cemex, S.A.B. de C.V.’s shareholders or its Board of Directors. See “Item 10—Additional Information—Articles of Association and By-laws.”

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

Risks Relating to Our Business and Operations

Economic conditions, including inflation, in countries where we operate and in other regions or countries have affected and may continue to adversely affect our business, financial condition, liquidity and results of operations.

The economic conditions in some of the countries where we operate have had and may continue to have a material adverse effect on our business, financial condition, liquidity and results of operations worldwide. Our results of operations are highly dependent on the results of our operating subsidiaries worldwide, including those in the United States, Mexico, Europe, the Middle East, Africa and Asia (the “EMEAA”) region, and South America, Central America and the Caribbean (the “SCA&C”) region (as described in “Item 4—Information on the Company—Business Overview”).

For a geographic breakdown of our revenues for the year ended December 31, 2022, see “Item 4—Information on the Company—Geographic Breakdown of Revenues by Reportable Segment for the Year Ended December 31, 2022.”

As of the date of this annual report, we believe that the main risk factors for the global economy and the countries where we operate include, but are not limited to: (i) monetary policies to reduce inflation could diverge from the optimal stance, increasing the risk of a recession or high inflation; (ii) policy paths in the largest economies could continue to diverge, leading to further Dollar appreciation with negative cross-border effects; (iii) energy and food price shocks might cause inflation to persist for longer and weigh on investment and productivity growth, raising additional roadblocks in the recovery path; (iv) global tightening of financing conditions could trigger widespread emerging market debt distress; (v) reduction in gas supplies from Russia or an escalation of the Russia-Ukraine war could depress output of gas in Europe; (vi) a resurgence in COVID-19 or any related COVID-19 strain, or new pandemics or epidemics, might further hinder growth; (vii) the rapid growth of cryptocurrencies without clear regulation could lead to financial instability with negative effects for the global economy; (viii) a worsening of China’s poverty sector crisis could spill over to the domestic banking sector and weigh heavily on the country’s growth, with negative cross-border effects; (ix) an increase in the spread and destructiveness of cyberattacks involving critical infrastructure could further delay the recovery of the global economy, particularly as teleworking and automation increase; (x) geopolitical risks like fragmentation could impede trade and capital flows, further hindering climate policy cooperation; and (xi) other geopolitical risks like the escalation of social unrest or more adverse climate shocks.

Since the beginning of 2022, inflation, as measured by the consumer price index has increased in advanced and emerging market economies, reached record highs in Europe and in the United States, driven mainly by supply chain issues (including input shortages, labor constrains, and rising commodity prices), an excess demand for goods and services and, since March 2022, a significant increase in energy and food prices, in part due to the war in Ukraine.

In this context, central banks worldwide have increased interest rates to try and reduce persistent high inflation, anchor inflation expectations and, in many cases, protect their own currencies from potential depreciation and market turmoil. Although inflation in 2023 is expected to be lower than in 2022, we cannot rule out other energy or food price shocks that could cause persistent inflation for longer. This environment of high inflation has caused, for the first time in years, a current account deficit in Europe, which could damage the value of the Euro if this situation persists.

High inflation can deteriorate economic conditions in the countries where we operate and has caused and may continue to cause a rise in the costs of manufacturing our products, as well as an increase in related expenses, such as freight related expenses. Furthermore, our operations, mainly those in the United States and Europe, have historically not experienced inflationary pressures, and thus there is no assurance that they will be well-prepared to cope with them. Inflation and its related effects could have a material adverse effect on our business, financial condition, liquidity, and results of operations. See “—High energy and fuel costs may have a material adverse effect on our operating results” for information on how energy and fuel costs affect the costs of manufacturing our products and related expenses.

On the other hand, central banks increasing interest rates to tighten monetary policy could fail to reduce inflation in the short term and be inclined to keep interest rates higher for longer, potentially causing deep damage to their economies (affecting the investment capacity of consumers and enterprises and damaging the purchasing power of consumers due to higher loan payments, causing governments to issue debt), enlarging and deepening a potential upcoming recession in Europe or the United States with potential spillovers worldwide. This global tightening of financing conditions could also trigger widespread emerging market debt distress, and could affect debt sustainability not only in emerging economies but also in developed countries with high debt levels. In addition, in Europe, the decision of the European Central Bank to reduce their balance sheet from March 2023 onwards could cause a credit spread crisis in the European periphery. This high interest rate environment could also limit our ability to access capital at reasonable terms or at all, and thus have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Emerging markets and developing economies with significant foreign currency denominated-debt and financing needs could be particularly exposed and affected from the resulting effects of an environment of sustained higher interest rate such as capital outflows, exchange rate depreciations, shifts in investor sentiment and increasing borrowing costs, all of which lead to adverse growth outcomes. Similarly, large-scale corporate debt defaults or restructuring could reverberate widely. A substantial portion of our operations are located in developing countries which have shown to be negatively affected by capital outflows in the past and have volatile currency values. In the event that one or more of these risks materialize, demand for our products and services could decrease significantly due to a general deterioration in the economic conditions of these countries and/or our revenues and available resources in local currencies could depreciate significantly, which could limit our ability to satisfy our indebtedness and other obligations and/or incur expenditures and make investments in hard currency necessary to conduct our business, all of which could have a material adverse effect on our business, financial condition, liquidity, and results of operations. See “Geographic Breakdown of Revenues by Reportable Segment for the Year Ended December 31, 2022” and see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness.”

In the context of high inflation, high interest rates and low economic growth, social unrest could easily surge in countries where consumers’ purchasing power has been significantly damaged. Notwithstanding governmental plans to encourage economic growth, there is a risk that the lack of economic resources (like high debt, fiscal deficits and lack of access to financing), geopolitical tensions and political instability could make it difficult. Further intensification of social unrest could also damage economic sentiment and weigh on the economic recovery from the COVID-19 pandemic.

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

Mexico’s economic recovery from the effects of the COVID-19 pandemic continued in 2022 mainly due to strong U.S. external demand, the remarkable remittance inflows and the “catch-up” momentum of domestic demand. Even though the Mexican economic activity reached its pre-pandemic levels in the third quarter of 2022, there are some sectors in which recovery is still lagging, such as the construction sector.

As of the date of this annual report, apart from the risks mentioned above, the Mexican economy faces other risks in the short term including, but not limited to: (i) a sharper than expected U.S. and global recession; (ii) monetary overtightening by the Mexican Central Bank due to a persistence of domestic inflationary pressures; (iii) higher pressures on public revenues and/or debt service costs might lead to the reallocation of budget funds and potential delays on non-priority infrastructure projects and housing programs; (iv) negative effects of the Mexican Peso’s abrupt depreciation on public and private debt trajectories; (v) a slowdown or pause of “nearshoring” dynamics; (vi) a possible downgrade of Petróleos Mexicanos’ (“PEMEX”) debt rating or further capital requirements to restructure PEMEX, which could negatively affect fiscal stability and Mexico’s sovereign debt rating; and (vii) the negative effects derived from uncertainty about institutional frameworks changes. Together or alone, these uncertainties and risks could have a material adverse impact on our financial condition, business and results of operations, particularly in Mexico.

In general, demand for our products and services is strongly related to construction levels and depends, in large part, on construction activity, as well as private and public infrastructure spending in the countries where we operate. Declines in the construction industry are usually correlated with declines in general economic conditions. As a result, the deterioration of economic conditions in the countries where we operate, could have a material adverse effect on our business, financial condition, liquidity and results of operations. There is no assurance that growth in gross domestic product (“GDP”) of the countries where we operate will translate into an increase in demand for our products. We are subject to the effects of general global economic and market conditions beyond our control. If these conditions are challenging or deteriorate, our business, financial condition, liquidity and results of operations could be adversely affected.

The war between Russia and Ukraine may have a material adverse effect on our business, financial condition, liquidity and results of operation.

Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the war between Russia and Ukraine. In February 2022, Russia launched a full-scale military invasion of Ukraine. Although the length and impact of the ongoing military conflict is unpredictable, the conflict in Ukraine has created and could lead to further market disruptions, including significant volatility in commodity prices, credit and capital markets. After a year of conflict, hostilities continue to occur between Russia and Ukraine. As of the date of this annual report, comprehensive sanctions for Russian entities and officials have been enacted by the United States, the European Union (the “EU”), the United Kingdom, Switzerland, Japan, France, New Zealand, Australia, Canada, Germany and Poland, among others, mainly against Russia and Russian individuals and companies, including agreements to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. A foreseeable peaceful resolution to this war is not expected to occur during 2023. The war is expected to have further global economic consequences, including, but not limited to, the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, scarcity in certain raw materials and products, declines in economic growth, increases in inflation rates and uncertainty about economic and political stability. In addition, there is a risk that Russia and other countries supporting Russia in this conflict may launch cyber-attacks against the United States and its allies and other countries, their governments and businesses, including the infrastructure in such countries. Any of the foregoing consequences, including those we cannot yet predict, may have a material adverse effect on our business, financial condition, liquidity and results of operations.

High energy and fuel costs have had and may continue to have a material adverse effect on our operating results.

Energy and fuel costs represent an important part of our cost structure. The price and availability of energy and fuel are generally subject to market volatility and inflation, and have had, and may continue to have, an adverse impact on our costs and operating results. If third-party suppliers fail to provide to us the required amounts of energy or fuel under existing agreements, we may need to acquire energy or fuel at an increased cost from other suppliers to fulfill contractual commitments with third parties or for use in our operations. Governments in several countries in which we operate are working to reduce energy subsidies, introduce or tighten clean energy obligations or impose excise taxes and carbon emission caps, which could increase energy costs and have a material adverse effect on our business, financial condition, liquidity and results of operations.

Our commitment to transition to and increase the use of alternative energy sources and fuels may limit our flexibility to use energy sources and fuels that may be more cost-effective and require us to incur more in capital expenditures and investments than we currently have planned. However, if our efforts to increase our use of alternative fuels are unsuccessful, due to their limited availability, price volatility or otherwise, we would be required to use traditional fuels, which may be more expensive at any given time and increase our energy and fuel costs. Also, any such failure may cause us not to achieve the targets under our Future in Action climate action program and certain key performance indicators provided for in our sustainability-linked financing arrangements, which, among other adverse effects, would damage our reputation and give rise to an increase in our cost of capital. Any of this could have a material adverse effect on our business, financial condition, liquidity and results of operations. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico” and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico” for a description of certain changes in the laws and regulations governing the energy, electricity and hydrocarbons sectors which have been enacted or are undergoing constitutional challenges or approval procedures, and which may result in increased costs for our business, which may in turn have a material adverse effect on our business, financial condition, liquidity and results of operations. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—Economic conditions, including inflation, in countries where we operate and in other regions or countries have affected and may continue to adversely affect our business, financial condition, liquidity and results of operations.” for more information on the current inflationary environment.

The failure of any bank in which we deposit our funds could have an adverse effect on our financial condition.

We currently have cash and cash equivalents deposited in several financial institutions significantly in excess of federally insured levels. If any of the financial institutions in which we have deposited funds ultimately fails, we may lose our deposits over $250,000 at such financial institutions in the United States, or over different amounts in other countries in which we have bank accounts, and/or we may be required to move our accounts to another financial institution, which could cause operational difficulties, such as delays in making payments to our partners and employees, which could have an adverse effect on our business and financial condition.

We are subject to restrictions and reputational risks resulting from non-controlling interests held by third parties in our consolidated subsidiaries. As of the date of this annual report, we control three publicly listed companies, where this risk is heightened.

We conduct our business mostly through subsidiaries. In some cases, third-party shareholders hold non-controlling interests in these subsidiaries. Our most important subsidiaries in which third-party shareholders held non-controlling interests as of the date of this annual report are Cemex Holdings Philippines, Inc. (“CHP”), Trinidad Cement Limited (“TCL”) and Caribbean Cement Company Limited (“CCCL”), all of which are publicly listed companies. Various disadvantages may result from the participation of non-controlling shareholders whose interests may not be aligned with ours. Some of these disadvantages may, among other things, result in our inability to, or complicate our ability to, implement organizational efficiencies, divest or acquire assets, contribute capital to such publicly listed subsidiaries to achieve operational improvements, and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively. In addition, we are also exposed to third-party shareholders initiating different actions or proceedings against us as controlling shareholders on corporate and corporate governance related matters, such as tender offer procedures, which could also harm our reputation and have an adverse effect on our business, liquidity, financial condition and results of operations.

Our use of derivative financial instruments could negatively affect our net income and liquidity, especially in volatile and uncertain markets.

We have used, and may continue to use, derivative financial instruments, mainly to manage the risk profile associated with interest rates and currency exposure of our debt, to reduce the volatility of our financing costs, to hedge the costs of fuel and other commodities and to hedge our net assets in certain currencies. However, we cannot assure you that our use of such instruments will allow us to achieve these objectives due to the inherent risks in any derivatives transaction or the risk that we will not continue to have access to such instruments at reasonable costs, or at all.

As of December 31, 2022, our derivative financial instruments consisted of Dollar/Mexican Peso foreign exchange forward and option contracts, both designated as a net investment hedge of Cemex’s net investment in Mexican Pesos. It also included interest rate swap instruments related to bank loans, Dollar/Mexican Peso call spread option contracts negotiated to maintain the value in Dollars over revenues generated in Mexican Pesos, as well as fuel price hedging derivatives, which had an impact on our financial position. Changes in the fair value of our derivative financial instruments, not specifically designated as hedges, are reflected in our statement of operations, which could introduce volatility in our controlling interest net income and other related ratios. As of December 31, 2021 and 2022, the aggregate notional amount under our outstanding derivative financial instruments was $2,911 million ($1,511 million of net investment hedge, $1,005 million of interest rate swaps, $250 million of foreign exchange options and $145 million of fuel price hedging) and $2,491 million ($837 million of net investment hedge, $1,018 million of interest rate swaps, $136 million of fuel price hedging and $500 million of foreign exchange options), respectively, with a mark-to-market valuation representing net assets of $21 million as of December 31, 2021 and net assets of $32 million as of December 31, 2022. See note 17.4 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report for a detailed description of our derivative financial instruments. As of December 31, 2022, Cemex’s risk of cash margin calls with respect to our existing financial derivatives is not material. However, if we enter into new derivative financial instruments, we may incur net losses and be subject to margin calls requiring a substantial amount of cash to be covered and may reduce the funds available to us for our operations or other capital needs. In addition, as with any derivative position, we assume the creditworthiness risk of the counterparty, including the risk that the counterparty may not honor its obligations to us. In addition, entering into new derivative financial instruments incurs costs, and we cannot assure you that any new derivative financial instrument that we enter into will be done so at reasonable costs or will be available to us at all.

Political, social and geopolitical events, possible changes in public policies and other risks in some of the countries where we operate, which are inherent to the operations of an international company, could have a material adverse effect on our business, financial condition, liquidity and results of operations.

As of December 31, 2022, our operations were mostly in Mexico, the United States, certain countries in the EMEAA region and the SCA&C region (as described in “Item 4—Information on the Company—Business Overview”). For a geographic breakdown of our revenues for the year ended December 31, 2022, see “Item 4—Information on the Company—Geographic Breakdown of Revenues by Reportable Segment for the Year Ended December 31, 2022.”

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

Presidential, legislative, state and local elections took place in 2022 in several of the countries where we operate, including Mexico, France, Colombia, the United States, the Philippines and Barbados. In addition, future snap elections cannot be discarded. A change in federal or national government and the political party in control of the legislature in any of these countries could result in changes to the countries’ economic, political or social conditions, and in changes to laws, regulations and public policies, which may contribute to economic uncertainty or adverse business conditions and could also materially impact our business, financial condition, liquidity and results of operations. Similarly, if no political party wins a clear majority in the legislative bodies of these countries, legislative gridlock and political and economic uncertainty may continue or result.

Political events and social unrest have impacted the business and economic environment in the United States and beyond. The 2022 U.S. midterm elections resulted in changes to the controlling political party in the lower chamber of the U.S. Congress and, in turn, may result in potential changes to, and delays in, the U.S. federal government’s policy priorities and legislative endeavors. The new Congress could impose regulations and/or taxes reaching further than those currently in effect. We are not certain if any such regulations and/or taxes will be imposed or not; and, in the event they are imposed, if costs and expenses which may be incurred in order to comply with such regulations and/or taxes would have a material adverse effect on our business, financial condition, liquidity and results of operations. Additionally, the new Congress could suffer gridlock, for instance, in raising the U.S. government’s federal debt ceiling.

In Mexico, several laws, policies and regulations issued since the beginning of the current administration, as well as certain legislative proposals, differ substantially from those in effect in previous administrations. Additionally, emission caps per industrial sector in line with Mexico’s greenhouse gas emissions reduction targets are expected to come into effect in 2024. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico” and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Regulatory Matters and

Legal Proceedings—Environmental Matters—Mexico” for a description of such changes in the laws and regulations governing the energy, electricity and hydrocarbons sectors which have been enacted or are undergoing constitutional challenges, as well as a description of potential emission caps regulations in Mexico. We are not certain if such laws and regulations undergoing constitutional challenges will prevail. Additionally, an increase of “green” taxes in states where we operate is also expected. These and any other policies, laws and regulations which are further adopted could result in a deterioration of investment sentiment, political and economic uncertainty, and increased costs for our business, which may in turn have a material adverse effect on our business, financial condition, liquidity and results of operations.

In Europe, though Brexit has already materialized, there continues to be uncertainty regarding the United Kingdom’s future relationship with the European Union and other key partners around the world. This uncertainty could still have a material adverse effect on our business, financial condition, liquidity and results of operations, particularly in the United Kingdom. To mitigate any such risk, a “Brexit taskforce” has been implemented and continues to operate with the following objectives: (i) monitoring and sharing relevant public information, (ii) identifying ongoing and evolving risks and opportunities, (iii) assessing potential impacts and action plan to minimize them, (iv) following-up with affected areas, and (v) preparing an effective communication for different audiences. As of the date of this annual report, the Brexit taskforce has been working, aligned with United Kingdom government guidelines, on critical issues to potentially anticipate and avoid a business disruption resulting from Brexit. These issues include: (i) the new chemical regulations and the Registration, Evaluation, Authorization and Restriction of Chemicals registry requirements for imported products, (ii) identifying commercial products being placed on the market in Great Britain with the previously used “CE” (conformité européenne) marking that will require U.K. Conformity Assessed marking in 2022, (iii) complying with the specific tariffs on imported goods through a new Economic Operators’ Registration and Identification number applicable to all of our operation sites in the United Kingdom, and (iv) supporting our employees living in the United Kingdom which do not have citizenship status with the preparation and filing of their settlement scheme application. The United Kingdom and the European Union have reached agreements in several matters to continue diplomatic relations, such as trade and travel. The withdrawal from either party from any of the agreements may have a material adverse effect on our business, financial condition, liquidity and results of operations.

Our operations in Egypt, the UAE and Israel have experienced disruption as a result of, among other things, political instability, civil unrest, terrorism, extremism, deterioration of general diplomatic relations and changes in the geopolitical dynamics in the region. There can be no assurances that political turbulence in Israel, Egypt, Iran, Iraq, Syria, Libya, Yemen and other countries in Africa, the Middle East and Asia will abate in the future or that neighboring countries (e.g., the United Arab Emirates) will not be drawn further into conflict or experience instability. In addition, some of our operations are or may be subject to political risks, such as confiscation, expropriation and/or nationalization, as for example was the case of our past operations in Venezuela and is currently the case in Egypt. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Egypt Share Purchase Agreement.”

Our operations are also exposed to the Israeli-Palestinian conflict. Confrontations between the Israeli Defense Force and Palestinians in the Gaza Strip have continued generating events of violence in the region. Progress on peace remains stalled, despite efforts from third parties to reach an agreement. As of the date of this annual report, the parties continued to portray opposite views over the contested territory and neither side is expected to make concessions in the near future. If the conflict escalates, it could have a negative impact on the geopolitics and economy of the region, which in turn could adversely affect our operations, financial condition, liquidity and results of operations. In November 2022, Israel held legislative elections to constitute the 25th congress of Israel, marking the fifth general election held in the past three years. The previous election and successive negotiations resulted in the formation of a coalition government in June 2021. Nonetheless, a bill was introduced in June 2022 to dissolve the congress and call for a new election in November 2022. Political instability related to the governmental transition and disputes within the governing coalition could have an adverse effect on our business, financial condition, liquidity, and results of operations in Israel. Increased tensions in the Middle East could pose the risk of full military action and could have a material adverse effect on our business, financial condition, liquidity and results of operations, most importantly in Israel and the UAE.

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

We make efforts to maintain good long-term relationships and continuous communication with local and neighboring communities where we operate; however, there can be no assurance that such communities will not have or will not develop interests or objectives which are different from, or even in conflict with, our objectives, which could result in legal or administrative proceedings, civil unrest, protests, negative media coverage, direct action or campaigns, including, but not limited to, requests for the government to revoke or deny our concessions, licenses or other permits to operate. Any such events could cause delays or disruptions in our operations, result in operational restrictions or higher costs, or cause reputational damage, which could materially and adversely affect our business, reputation, liquidity and results of operations. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters—Philippines Environmental Class Action.”

We are increasingly dependent on information technology and our systems and infrastructure, as well as those provided by third-party service providers, face certain risks, including cyber-security risks.

We increasingly rely on a variety of information technology and cloud services, on a fully digital customer integration platform, such as CEMEX Go, and on automated operating systems to manage and support our operations, as well as to offer our products to our customers. The proper functioning of this technology and these systems is critical to the efficient operation and management of our business, as well as for the sales generated by our business. Our systems and technologies may require modifications or upgrades as a result of technological changes, growth in our business and to enhance our business security. These changes may be costly and disruptive to our operations and could impose substantial demands on our systems and increase system outage time. Our systems and technology, as well as those provided by our third-party service providers, such as International Business Machines Corporation (“IBM”), Microsoft and HCL Technologies, among others, may be vulnerable to damage, disruption or intrusion caused by circumstances beyond our control, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, security breaches, computer viruses and cyber-attacks, including malicious codes, worms, ransomware, phishing, denial of service attacks and unauthorized access. For example, our digital solutions to improve sales, customer experience, enhance our operations and increase our business efficiencies could be impeded by such damages, disruptions or intrusions. Furthermore, while we expect to further integrate digital technologies into our operations as part of our Working Smarter digital transformation initiative and believe this is likely to assist us in fulfilling our strategic priorities, these integration efforts and the engagement of additional technology service providers and systems in our operations as part of Working Smarter could increase our exposure to these risks. See “Item 4—Information on the Company—Our Strategic Priorities—Operational Improvements” for more information on Working Smarter and the related technologies, service providers and systems engaged as part of this digital transformation initiative. To try to minimize such risks, we safeguard our systems and electronic information through a set of cyber-security controls, processes, and a proactive monitoring service to attend to potential breaches. In addition, we also have disaster recovery plans in case of incidents that could cause major disruptions to our business. However, these measures may not be sufficient, and our systems have in the past been subject to certain minor intrusions that did not result in a material breach or material impact to the Company, including distributed denial of service attacks, unauthorized access attempts, brute force attacks and phishing. Although, as of the date of this annual report, we are certified under and compliant with International Organization for Standardization (“ISO”) 27001:2013 standards for information security management systems to preserve the confidentiality, integrity and availability of data and also are certified on the Payment Card Industry security standard which provides a trustful e-commerce mechanism for customers, and the majority of our cement plants received the ISO 27001 certification, we cannot assure that we will always be able to retain or renew this certification or that our systems will not be subject to certain intrusions. In a global business environment that relies on complex digital networks, cybercriminals are often outpacing a company’s ability to prevent and manage cyberthreats. The digitalization of global supply chains creates new risks as they increasingly rely on technology and other third parties.

During 2022, there was a global trend of an increase in security threats, including, but not limited to, phishing and malware/ransomware campaigns, exploitation of video collaboration vulnerabilities, among other things. Furthermore, the increase in employees working from home increased cyber risk due to inadequate security configurations of domestic (home) networks and use of non-corporate devices. As of the date of this annual report, we have implemented additional cybersecurity technology and controls designed to reduce such risks and mitigate the impact of such risks, but these may also not be sufficient, and we cannot assure you that intrusions will not occur.

In relation to our overall operations, particularly due to our digital transformation efforts and the implementation of CEMEX Go, Cemex, S.A.B. de C.V.’s Audit Committee is informed of the cyber-security threats we face and is involved in approving general steps to try to mitigate any such cyber-security threats. As of December 31, 2022, CEMEX Go had more than 53,000 customers across the countries in which we do business, and through CEMEX Go we receive approximately 50% of our main product orders and process 60% of our total global sales. As of December 31, 2022, we have not detected, and our third-party service providers have not informed us of, any relevant event that has materially damaged, disrupted or resulted in an intrusion of our systems. Any significant information leakages or theft of information, or any unlawful processing of personal data, could affect our compliance with data privacy laws and make us subject to regulatory action, including substantial fines and private litigation with potentially large costs, and could damage our relationship with our employees, customers and suppliers, which could have a material adverse impact on our business, financial condition, liquidity, results of operations and prospects.

Furthermore, in June 2022, our insurance program was renewed for 12 additional months. This program includes insurance coverage that, subject to its terms and conditions, is intended to address certain costs associated with cyber incidents, network failures and data privacy-related concerns. Nevertheless, this insurance coverage may not, depending on the specific facts and circumstances surrounding an incident, cover all losses or types of claims that may arise from an incident or the damage to our reputation or brands that may result from an incident. However, any significant disruption to our systems could have a material adverse effect on our business, financial condition, liquidity and results of operations, and could also harm our reputation.

We may fail to secure certain materials required to run our business, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

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

We may not be able to realize the expected benefits from any acquisitions or joint ventures, some of which may have a material impact on our business, financial condition, liquidity and results of operations. Any failure to realize expected benefits from the bolt-on acquisitions of our business strategy heightens this risk.

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

We may also fail to achieve any anticipated cost savings from any acquisitions, joint ventures or investments. We have announced that the portfolio optimization efforts to grow Operating EBITDA that are a part of our strategic priorities are expected to include a variety of bolt-on investments, divestments and acquisitions, which included acquisitions in different geographies like France, Spain and Texas in 2021 and divestments in geographies like Costa Rica and El Salvador in 2022, which we expect to continue in 2023. Failure to realize the expected benefits from these acquisitions, if at all made, would cause us to not achieve certain of our strategic goals and, in turn, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

The introduction of or failure to introduce substitutes or alternative forms of cement, ready-mix concrete or aggregates into the market and the development of or failure to develop new construction techniques and technologies could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Materials such as plastic, aluminum, ceramics, glass, wood and steel can be used in construction as a substitute for cement, ready-mix concrete or aggregates. In addition, other construction techniques, such as the use of dry wall, and the integration of new technologies in the construction industry, such as 3-D printing, mini-mills and mobile plants, and changes in housing preferences could adversely impact the demand and price for our cement, ready-mix concrete and/or aggregates. Furthermore, research aimed at developing new construction techniques and modern materials and digitalizing the construction industry may introduce new products and technologies in the future that could reduce the demand for and prices of our products. Our efforts to introduce new products or products with non-traditional compositions (such as our Vertua family of products and those with reduced cement or clinker content introduced in 2021) or to develop and market new construction techniques and technologies (such as those that are part of our Urbanization Solutions) are not only aimed at increasing our operating results, but are also relevant to achieve the targets of our Future in Action program and certain key performance indicators provided for in our sustainability-linked financing arrangements. Therefore, if our efforts to introduce these products and construction techniques and technologies are unsuccessful or unprofitable, among other adverse effects, this would damage our operating results, reputation and give rise to an increase in our cost of capital. Any of this, individually or in the aggregate, could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We operate in highly competitive markets with numerous players employing different competitive strategies and if we do not compete effectively, our revenues, market share and results of operations may be affected.

The markets in which we operate are highly competitive and are served by a variety of established companies with recognized brand names, as well as new market entrants and increasing imports. Companies in these markets compete based on a variety of factors, often employing aggressive pricing strategies to gain market share. For example, in the relatively consolidated cement and ready-mix concrete industries, we generally compete based on quality, client segmentation, value proposition, and superior customer experience. In the more fragmented market for aggregates, we generally compete based on capacity, price for our products and our customer centric culture. In certain areas of the markets in which we compete, some of our competitors may be more established, benefit from greater brand recognition or have greater manufacturing and distribution channels and other resources than we do or offer a better customer experience than we do. In addition, if our competitors were to combine, they may be able to compete more effectively with us, and they may also dispose of assets, which could lead to new market entrants, increasing competition in our markets. In the last year, mergers and acquisitions transactions played an important role in the markets where we operate. For example, in 2022, HeidelbergCement sold its Southern Spain business, including its integrated cement plant in Malaga and several sites in Andalusia to Votorantim Cimentos. This divestment complements a series of divestments made by HeidelbergCement in Spain, which include Asturias, Balearics, and Catalonia, with the business in Spain announced to be divested during 2023. We have substantial operations in Spain and it is unclear how competitive dynamics will change in these or other regions of the Iberian country following this transaction. Even though we have generally been able to compete effectively in Spain, these shifts in market participants in the markets where we participate could be detrimental to our position. In the United States, in late 2022, Holcim announced the acquisition of Polymers Sealants North America (“PSNA”), a company focused on coating, adhesive and sealant solutions with a presence in California, Arizona, Texas, Georgia and other states. This acquisition enables Holcim to expand its solutions and products division, which will further diversify their product portfolio and their applications. Cemex has a presence in several of the states in which PSNA has a presence, effectively modifying competitive dynamics in these markets, which could be detrimental to our position. We believe that Elementia Materiales and Holcim, which have operations in Mexico, the United States and Latin America, offer products and services that could increase competition with our Urbanization Solutions business in those markets. In addition, if any of our major competitors divest assets in different parts of the world, this may lead to increased competition in the markets in which we operate. It is unclear how competitors that could potentially acquire those assets will compete in the markets in which we operate. Some may use aggressive competitive strategies based on imports and pricing that could be damaging to our industry’s profitability and, as a consequence, our results of operations. In addition, asset optimization by buyers of the disposed assets could result in an operational cost advantage. As a result, if we are not able to compete effectively, we may lose market share, potentially substantially, in the countries in which we operate, and our revenues could decline or grow at a slower rate and our business and results of operations would be harmed, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

A substantial amount of our total assets consists of intangible assets, including goodwill. We have recognized charges for goodwill impairment in the past and also in 2022, and if market or industry conditions deteriorate further, additional impairment charges may be recognized.

Our 2022 audited consolidated financial statements included elsewhere in this annual report, have been prepared in accordance with IFRS as issued by the IASB, under which goodwill is not amortized and is tested for impairment. Tests for impairment are carried out when indicators exist or at least once a year during the fourth quarter of each year and are performed by determining the value-in-use of its groups of cash-generating units (“CGUs”) to which goodwill balances have been allocated. The recoverable amount of CGUs consists of the higher of such groups of cash-generating units’ fair value, less cost to sell, and their corresponding value in use, represented by the discounted amount of estimated future cash flows expected to be generated by such groups of CGUs to which goodwill has been allocated. An impairment loss is recognized under IFRS if the recoverable amount is lower than the net book value of the groups of CGUs to which goodwill has been allocated within other expenses, net. We determine the discounted amount of estimated future cash flows over periods of five years. If the value in use of a group of CGUs to which goodwill has been allocated is lower than its corresponding carrying amount, we determine its corresponding fair value using methodologies generally accepted in the markets to determine the value of entities, such as multiples of Operating EBITDA and/or by reference to market transactions.

Impairment tests are significantly sensitive to, among other factors, the estimation of future prices of our products, in the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the growth rates in perpetuity applied. For purposes of estimating future prices, we use, to the extent available, historical data plus the expected increase or decrease according to information issued by trusted external sources, such as national construction or cement producer chambers and/or in governmental economic expectations. Operating expenses are normally measured as a constant proportion of revenues, following experience. However, such operating expenses are also reviewed considering external information sources in respect of inputs that behave according to international prices, such as oil and gas. We use specific pre-tax discount rates for each group of CGUs to which goodwill is allocated, which are applied to pre-tax cash flows. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rates in perpetuity applied. The higher the growth rate in perpetuity applied, the higher the amount of undiscounted future cash flows by group of CGUs obtained. Moreover, the amounts of discounted future cash flows are significantly sensitive to the weighted average cost of capital (discount rate) applied. The higher the discount rate applied, the lower the amount of discounted estimated future cash flows by group of CGUs obtained. During the fourth quarter of 2022, as part of our yearly impairment test, we recognized a non-cash aggregate goodwill impairment charge of $365 million, of which $273 million related to our business in the United States and $92 million related to our business in Spain. In both cases, the related book value of the operating segment exceeded the corresponding value-in-use. The impairment losses in 2022 are mainly related to the significant increase in the discount rates as compared to 2021 and the resulting significant decrease in our projected cash flows in these segments considering the global high inflationary environment, which increased the risk-free rates, and the material increase in the funding cost observed in the industry during the period. See notes 7, 16.1 and 16.2 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report. Considering the important role that economic factors play in testing goodwill for impairment, we cannot assure that any downturn in the economies where we operate will not necessitate further impairment tests and a possible downward readjustment of our goodwill for impairment under IFRS. Such an impairment test could result in impairment charges which could be material to our financial statements, which could have a material adverse effect on our financial condition.

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

Our operations and ability to source products and materials can be affected by adverse weather conditions and natural disasters, including climate change, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Construction activity, and thus demand for our products, decreases substantially during periods of cold weather, when it snows or when heavy or sustained rainfalls occur, or generally, in any rainy and snowy weather. Consequently, demand for our products is significantly lower during the winter or raining and snowing seasons in the countries in which we operate and do business. Generally, winter weather in our European and North American operations significantly reduces our first quarter sales volumes, and to a lesser extent our fourth quarter sales volumes. Sales volumes in these and similar markets generally increase during the second and third quarters because of normally better weather conditions. However, high levels of rainfall and/or snow can also adversely affect our operations during these periods, as well as our access to products and materials used in our operations (as was the case in 2018 with regard to our operations in the Philippines, which was exacerbated by a natural landslide that affected our operations in the country). Natural disasters throughout 2022, such as the floods in southeast Asia and South America, earthquakes in Asia, severe droughts in North America and Hurricane Ian in Florida, have had and in the future could have a negative impact on our sales volumes, which could also have a material adverse effect on our results of operations. Our operations in Florida and Texas, the Caribbean and certain parts of the Gulf of Mexico are particularly exposed to hurricanes and similar weather events. For the years ended December 31, 2022, 2021 and 2020, the Company’s other expenses, net, in the statement of operations, include expenses and losses associated with severe weather conditions of $1 million, $5 million and $1 million, respectively, mainly related with Hurricane Ian in 2022, storms in Texas in 2021 and Hurricanes Sally and Maria in 2020. These events generated incremental costs related to power and gas consumption costs and additional parts replacement, but these costs could be higher, including materially higher, in case the frequency and severity of any weather event increases, in particular as a result of climate change. In general, decreases in sales volumes because of weather events or natural disasters are usually counterbalanced by the increase in the demand for our products during the reconstruction phase, unless any of our operating units or facilities are impacted by the natural disaster, or if our access to our sources of raw materials and the general supply chain is also affected. Such adverse weather conditions and natural disasters can have a material adverse effect on our business, financial condition, liquidity and results of operations if they occur with unusual intensity, during abnormal periods, or last longer than usual in our major markets, or if they cause scarcity and increases in the cost of the products we need to run our business, especially during peak construction periods.

We could be adversely affected by any significant or prolonged disruption to our production facilities.

Any prolonged and/or significant disruption to our production facilities, whether due to repair, maintenance or servicing, governmental or administrative actions, regulatory issues, civil unrest, industrial accidents, unavailability or excessively high cost of raw materials such as energy to the point of making it inefficient to run our production facilities, mechanical equipment failure, human error, natural disaster, cyber-attack to our systems, public health threat or otherwise, could disrupt and adversely affect our operations. Additionally, any major or sustained disruptions in the supply of utilities such as water, gas or electricity or any fire, flood, earthquake, hurricane, volcanic eruption, landslide, blizzard or other natural calamities or communal unrest or acts of terrorism may disrupt our operations or damage our production facilities or inventories and could have a material adverse effect on our business, financial condition, liquidity and results of operations. We typically shut down our facilities to undertake maintenance and repair work at scheduled intervals. Although we schedule shutdowns such that not all our facilities are shut down at the same time, the unexpected shutdown or closure of any facility or the unexpected prolongation for unforeseen reasons of any scheduled shutdown or temporary closure, may nevertheless materially affect our business, financial condition, liquidity and results of operations from one period to another.

Labor activism and unrest, or failure to maintain satisfactory labor relations, could adversely affect our results of operations.

Labor activism and unrest may adversely affect our operations and thereby adversely affect our business, financial condition, liquidity, results of operations and prospects. Although most of our significant operations have not been affected by any significant labor disputes in the past, we cannot assure you that we will not experience labor unrest, activism, disputes or actions in the future, including as a result of labor laws and regulations that have recently been enacted or that could come into effect in the future, some of which may be significant and could adversely affect our business, financial condition, liquidity, results of operations and prospects. For example, collective bargaining agreements in some of the countries in which we operate have expired in the past year and, as a result, several negotiations have taken place and are expected to continue into 2023. For a description of our most relevant collective bargaining agreements, see “Item 6—Directors, Senior Management and Employees—Employees.”

Our insurance coverage may not cover all the risks to which we may be exposed.

Among others, we face the risks of fatalities and injury of our employees and contractors, loss and damage to our products, property and machinery due to, among other things, public health threats, fire, theft and natural disasters such as floods, and also face risks related to cyber-security related matters. Such events may cause a disruption to, or cessation of, our operations and business. Our insurance coverage may not be sufficient to cover all of our potential losses and liabilities. In addition, our insurance coverage may not cover all the risks to which we may be exposed, such as all risks related to pandemics and/or epidemics (such as COVID-19), and political risk. If our losses exceed our insurance coverage, or if we are not covered by the insurance policies we have taken up, we may be liable to cover any shortfall or losses. Our insurance premiums may also increase substantially because of such claims. Such circumstances could have a material adverse effect on our business, liquidity, financial condition and results of operations.

Our success depends on the leadership of Cemex, S.A.B. de C.V.’s Board of Directors and on key members of our executive management team and the availability of a specialized workforce.

Our success depends largely on strategic vision and actions of Cemex, S.A.B. de C.V.’s Board of Directors and on key members of our executive management team. The loss of some or all of Cemex, S.A.B. de C.V.’s directors or our senior management could have a material adverse effect on our business, financial condition, liquidity and results of operations, as well as on our reputation. Although Cemex, S.A.B. de C.V.’s shareholders have appointed new Board of Directors members, including to replace outgoing board members, we cannot assure you that this will continue to occur nor that the current structure and composition of Cemex, S.A.B. de C.V.’s Board of Directors will be maintained, in particular within the framework of any corporate government enhancements that Cemex, S.A.B. de C.V. continues to implement.

The execution of our business strategy also depends on our ongoing ability to attract and retain highly skilled employees. For a variety of reasons, particularly due to the competitive environment and the limited availability of skilled labor, we may not be successful in attracting and retaining the personnel we require. In addition, the availability of trained and skilled transportation operators and drivers is at times lacking in certain countries in which we operate, including, but not limited to, in the United States. Consequently, the manufacturing and distribution of our products may be adversely affected if we are unable to hire or train persons to perform such tasks. If we are unable to hire, train and retain qualified employees at a reasonable cost, we may be unable to successfully operate our business or capitalize on growth opportunities and, as a result, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Future pandemics and epidemics, such as the COVID-19 pandemic, could materially adversely affect our financial condition and results of operations.

Any future pandemics and epidemics, as well as a resurgence in cases of currently existing strains of COVID-19, may cause governments and health authorities around the world to re-implement measures attempting to contain and mitigate the spread and effects of a virus. Measures previously implemented in connection with past pandemics and epidemics have resulted, and may continue to result, in: (i) restrictions on, or suspended access to, or shutdown, or suspension or the halt of, our facilities, including our cement plants and grinding mills; (ii) staffing shortages, production slowdowns or stoppages and disruptions in our delivery systems; (iii) disruptions or delays in our supply chains, including shortages of materials, products and services on which we and our businesses depend; (iv) reduced availability of land and sea transport, including labor shortages, logistics constraints and increased border controls or closures; (v) increased cost of materials, products and services on which we and our businesses depend; (vi) reduced investor confidence and consumer spending in the regions where we operate and globally; (vii) a slowdown in economic activity, including in the construction industry, and a decrease in demand for our products and services and industry demand generally; (viii) constraints on the availability of financing, if available at all, including on access to credit lines and working capital facilities; (ix) inability to satisfy liquidity needs if our operating cash flow and funds received under receivables and inventory financing facilities decrease or if we are not able to obtain borrowings under credit facilities, proceeds of debt and equity offerings and/or proceeds from asset sales; (x) our inability to refinance our indebtedness on desired terms, if at all; or (xi) our inability to comply with, or receive waivers with respect to, restrictions and covenants under the agreements governing our indebtedness and financial obligations, including, but not limited to, maintenance covenants under our Credit Agreements. New pandemics and epidemics could cause governments to implement similar containment measures such as, but not limited to, those implemented during the COVID-19 pandemic. As to the effects and duration of the COVID-19 pandemic, there could still be significant adverse effects in the future mainly in connection with: (i) impairment of long-lived assets including goodwill; (ii) foreign exchange losses related to our obligations denominated in foreign currency; (iii) increases in estimated credit losses on trade accounts receivable; and (iv) further disruption in supply chains.

Risks Relating to Our Indebtedness and Certain Other Obligations

The Credit Agreements, the indentures governing our outstanding Notes and our other debt agreements and/or instruments contain several restrictions and covenants. Our failure to comply with such restrictions and covenants or any inability to capitalize on business opportunities or refinance our debt resulting from them could have a material adverse effect on our business and financial conditions.

Each Credit Agreement requires us to comply with financial ratios and tests, including (i) a minimum Consolidated Coverage Ratio of Consolidated EBITDA to Consolidated Interest Expense and (ii) a maximum Consolidated Leverage Ratio of Consolidated Net Debt to Consolidated EBITDA, in each case, as described in each Credit Agreement. The calculation and formulation of Consolidated EBITDA, Consolidated Interest Expense, Consolidated Net Debt, Consolidated Coverage Ratio and Consolidated Leverage Ratio are defined and set out in each Credit Agreement and may differ from the calculation and/or formulation of analogous terms in this annual report. Our ability to comply with these ratios may be affected by our results of operations, economic conditions and volatility in foreign exchange rates, by overall conditions in the financial and capital markets and the construction sector, and by any monetary penalties or fines we may have to pay as a result of any administrative or legal proceedings to which we may be exposed to. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings” for more information. Additionally, each Credit Agreement requires us to comply with certain covenants and restrictions consistent with an investment grade capital structure. As of December 31, 2022, there were $3,730 million and €400 million aggregate principal amount of then-outstanding Notes under the indentures governing such notes. The indentures governing our Notes impose operating and financial restrictions on us, which are more stringent than those imposed by the Credit Agreements. These restrictions limit our ability, among other things, to: (i) incur debt, including restrictions on incurring debt at our subsidiaries, which are not parties to the indentures governing the Notes;

(ii) pay dividends on stock; (iii) redeem stock or redeem subordinated debt; (iv) make investments; (v) guarantee indebtedness; and (vi) create or assume liens.

Most of the covenants and restrictions in the Credit Agreements and the indentures governing our Notes are subject to a number of exceptions and qualifications. Nevertheless, they still limit our ability to conduct business at our discretion and may, among other effects, potentially impede or restrict refinancing plans with respect to our debt limit, as well as our ability to seize opportunities for our business, particularly if we are unable to incur financing or make investments to take advantage of such opportunities. In addition, in connection with the entry into new financings or amendments to existing financing arrangements while our debt rating remains below investment grade, our financial and operational flexibility may be further reduced as a result of more restrictive covenants, requirements for security and other terms that are often imposed on sub-investment grade entities. The breach of any of these covenants could result in a default under the Credit Agreements and/or the indentures governing our outstanding Notes, as well as certain other existing debt obligations, as a result of cross-default provisions contained in the instruments governing such debt obligations. In the event of a default under any of the Credit Agreements and/or the indentures governing our outstanding Notes, lenders under the applicable Credit Agreement and holders of our outstanding Notes could seek to declare all amounts outstanding under such Credit Agreement and such Notes, together with accrued and unpaid interest, if any, to be immediately due and payable. If the indebtedness under the Credit Agreements, our outstanding Notes, or certain other existing debt obligations were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full such accelerated indebtedness or our other indebtedness. We cannot guarantee that we will be able to comply with the covenants and limitations contained in the Credit Agreements or in the indentures governing our Notes, or that we will comply with other agreements which constitute financial indebtedness in excess of $50 million in which any non-compliance would trigger a cross-default. Our failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect our business, financial condition, liquidity and results of operations.

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

The elimination of LIBOR after June 2023 may adversely affect our financial results.

On March 5, 2021, the United Kingdom Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that all LIBOR tenors relevant to the Company will cease to be published or will no longer be representative after June 30, 2023. The FCA’s announcement coincided with the March 5, 2021 announcement of LIBOR’s administrator, the ICE Benchmark Administration Limited (the “IBA”), indicating that, as a result of not having access to input data necessary to calculate LIBOR tenors relevant to the Company on a representative basis after June 30, 2023, IBA would cease publication of such LIBOR tenors immediately after the last publication on June 30, 2023. These announcements mean that any of our LIBOR-based borrowings that extend beyond June 30, 2023 will need to be converted to a replacement rate. For example, upon the occurrence of a Benchmark Transition Event (as defined in the 2021 Credit Agreement) in relation to the corresponding currency in place of the LIBOR benchmark interest rate, a benchmark replacement will replace the then-current benchmark in accordance with the “hardwired” replacement provisions of the 2021 Credit Agreement.

In the United States, the Alternative Reference Rates Committee (the “ARRC”), a committee of private sector entities with ex-officio official sector members convened by the Federal Reserve Board and the Federal

Reserve Bank of New York, has recommended the Secured Overnight Financing Rate (“SOFR”) plus a recommended spread adjustment as LIBOR’s replacement. There are significant differences between LIBOR and SOFR, such as LIBOR being an unsecured lending rate while SOFR is a secured lending rate, and SOFR is an overnight rate while LIBOR reflects term rates at different maturities. As of December 31, 2022, 19% of our foreign currency-denominated non-current total debt including subordinated notes and leases bears floating rates at a weighted average interest rate of LIBOR plus 148 basis points. Additionally, as of December 31, 2022, 26% of our foreign currency-denominated non-current debt with a maturity beyond December 31, 2022 is referenced to LIBOR. The impending transition away from and/or changes to the LIBOR benchmark interest rate could adversely affect our business, financial condition, liquidity and results of operations. If our LIBOR-based borrowings are converted to SOFR, the differences between LIBOR and SOFR, plus the recommended spread adjustment, could result in interest costs that are higher than if LIBOR remained available, which could have an adverse effect on our operating results. Although SOFR is the ARRC’s recommended replacement rate, it is also possible that lenders may instead choose alternative replacement rates that may differ from LIBOR in ways similar to SOFR or in other ways that would result in higher interest costs for us. It is not yet possible to predict the magnitude of LIBOR’s end on our borrowing costs given the remaining uncertainty about which rates will replace LIBOR. See “Recent Developments—Recent Developments Relating to Our Indebtedness.”

We have a substantial amount of debt and other financial obligations. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our payment obligations upon their maturity. Our ability to comply with our principal maturities and financial covenants may depend on us implementing certain strategic initiatives, including, but not limited to, making asset sales, and there is no assurance that we will be able to implement any such initiatives or execute such sales, if needed, on terms favorable to us or at all.

As of December 31, 2022, our total debt plus other financial obligations was $8,825 million (principal amount $8,870 million, excluding deferred issuance costs). Of such total debt plus other financial obligations, $987 million (principal amount $987 million) matures during 2023; $579 million (principal amount $585 million) matures during 2024; $1,587 million (principal amount $1,599 million) matures during 2025; $1,598 million (principal amount $1,608 million) matures during 2026; and $4,074 million (principal amount $4,091 million) matures after 2026. If we are unable to comply with, or refinance or extend, maturities under certain of our indebtedness, substantially all of our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business, financial condition, liquidity and results of operations. As a result of the potential failure to achieve the targets under our strategic initiatives the restrictions under the Credit Agreements, the indentures that govern our outstanding Notes and other debt instruments, the current global economic environment, volatility in the credit and capital markets and uncertain market conditions, we may not be able to generate enough cash or, if needed to repay our indebtedness, raise debt, equity and/or equity-linked capital on favorable terms or at all. These circumstances could also prevent us from securing extensions from relevant creditors and undertaking alternative actions to refinance, such as the completion of asset sales on terms that are economically attractive or at all, and could significantly limit the availability of funds to potential acquiring parties. If we fail to secure funds to repay our indebtedness in these or any other manners and our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with financial covenants and payment obligations under our indebtedness, which would have a material adverse effect on our business, financial condition, liquidity and results of operations.

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

Historically, we have addressed our liquidity needs, including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures, mostly with operating cash flow, borrowings under credit facilities and receivables and inventory financing facilities, proceeds of debt and equity offerings and proceeds from asset sales. As of December 31, 2022, we had $678 million funded under our securitization programs in Mexico, the United States, France and the United Kingdom. We cannot assure you that, going forward, we will be able to roll over or renew these programs or generate sufficient cash to service our indebtedness or satisfy our short-term liquidity needs through the means we have historically used. This could adversely affect our liquidity and force us to take other actions to service our indebtedness or satisfy our short-term liquidity needs, which may be unsuccessful.

Specifically, we have periodically resorted and may continue to resort to the capital markets to raise debt, equity and equity-linked capital as our principal alternative to the means to obtain liquidity described in the paragraph above. A wide variety of factors may have adverse effects on our operating results and negatively affect our credit rating and the market value of our CPOs and ADSs, or that of our publicly listed subsidiaries, CHP, TCL and CCCL. In such event, securities issued by us could be deemed undesirable in the capital markets, which could make traditional sources of capital unavailable to us on reasonable terms or at all. If the global economic environment deteriorates and our operating results worsen, if we are unable to complete divestitures and/or debt or equity offerings on favorable terms or at all and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our principal payments under our indebtedness or refinance our indebtedness.

Cemex, S.A.B. de C.V.’s ability to repay debt and pay dividends is highly dependent on our subsidiaries’ ability to transfer income and dividends to us. As of the date of this annual report, we control three publicly listed companies, where this risk is heightened.

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

Cemex, S.A.B. de C.V. may also be subject to exchange controls on remittances by its subsidiaries from time to time in a number of jurisdictions. In addition, Cemex, S.A.B. de C.V.’s ability to receive funds from its subsidiaries may be restricted by the debt instruments and other contractual obligations of these entities. The jurisdictions of organization of Cemex, S.A.B. de C.V.’s current or future subsidiaries may impose additional and more restrictive regulatory, legal and/or economic limitations. In addition, Cemex, S.A.B. de C.V.’s subsidiaries may not be able to generate sufficient income to pay dividends or make loans or other transfers to it in the future, or may not have access to Dollars in their respective countries, which, as of the date of this annual report, would be the preferred currency to be received by Cemex, S.A.B. de C.V. Also, any decision to have any of Cemex, S.A.B. de C.V.’s not wholly-owned subsidiaries, such as CHP, TCL or CCCL, declare and pay dividends or make loans or other transfers to us is subject to any rights that non-controlling shareholders may have in the corresponding subsidiary. Additional or more restrictive limitations on our subsidiaries could adversely affect Cemex, S.A.B. de C.V.’s ability to service our debt, meet its other cash obligations and pay dividends to its shareholders.

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

A substantial portion of our total debt plus other financial obligations is denominated in Dollars and Euros. As of December 31, 2022, our debt plus other financial obligations denominated in Dollars and Euros represented 77% and 13% of our total debt plus other financial obligations, respectively. Our Dollar-denominated and Euro-denominated debt must be serviced with funds generated to some extent by our direct and indirect subsidiaries’ operations outside the United States and Europe. Although we have substantial operations in the United States and Europe, we continue to rely to some extent on our non-U.S. assets and non-European assets to generate revenues to service our Dollar-denominated and Euro-denominated debt. Consequently, we have to use revenues generated in Mexican Pesos or other currencies to service our Dollar-denominated and Euro-denominated obligations. See “Item 5—Operating and Financial Review and Prospects—Quantitative and Qualitative Market Disclosure—Interest Rate Risk, Foreign Currency Risk and Equity Risk—Foreign Currency Risk.” A devaluation or depreciation in the value of the Mexican Peso, Pound Sterling, Colombian Peso, Philippine Peso or any of the other currencies of the countries in which we operate, compared to the Dollar and Euro, could adversely affect our ability to service our Dollar-denominated and Euro-denominated debt. In 2022, our operations in Mexico, the United Kingdom, France, Germany, Poland, Spain, the Philippines, Israel, the Rest of EMEAA (as defined below) segment, Colombia, Caribbean TCL (as defined below), the Dominican Republic and the Rest of SCA&C (as defined below) segment, which are our main non-Dollar denominated operations, together generated 56% of our total revenues in Dollar terms (21%, 5%, 4%, 3%, 2%, 2%, 2%, 5%, 4%, 2%, 2%, 2% and 2%, respectively) before eliminations resulting from consolidation. In 2022, 27% of our revenues in Dollar terms were generated from our operations in the United States before eliminations resulting from consolidation.

During 2022, the Mexican Peso appreciated 4.9% against the Dollar, the Euro depreciated 6.3% against the Dollar and the Pound Sterling depreciated 11.8% against the Dollar. Currency hedges that we may be a party to or may enter into in the future may not be effective in covering all our currency-related risks. Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Dollar and other currencies, as those fluctuations influence the amount of our non-Dollar indebtedness when translated into Dollars and also result in foreign exchange gains and losses as well as gains and losses on derivative contracts, including those entered into to hedge our exchange rate exposure. For a description of these impacts, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—Our use of derivative financial instruments could negatively affect our net income and liquidity, especially in volatile and uncertain markets.”

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

Despite the fact that we support our projections with studies by external actuaries, it is difficult to predict pension liabilities and funding requirements due to the large number of variables and assumptions involved, which are difficult to predict because they change continuously as demographics evolve. We have a net projected liability recognized in our statement of financial position as of December 31, 2022 of $695 million. The future cash funding requirements for our defined benefit pension plans and other post-employment benefit plans could significantly differ from the amounts estimated as of December 31, 2022. If so, these funding requirements, as well as our possible inability to properly fund, and/or provide sufficient guarantees for, such pension plans if we are unable to deliver the cash or equivalent funding requirements, could have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects. See note 19 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report for a detailed description of our pension obligations.

Risks Relating to Regulatory and Legal Matters

We are subject to the laws and regulations of the countries where we operate and do business and non-compliance, any material changes in such laws and regulations and/or any significant delays in assessing the impact and/or adapting to such changes in laws and regulations may have an adverse effect on our business, financial condition, liquidity and results of operations.

Our operations are subject to the laws and regulations of the countries where we operate and do business, and such laws and regulations, and/or governmental interpretations of such laws and regulations, may change. Because Cemex, S.A.B. de C.V. is organized under Mexican laws, and because of the considerable size of our operations in the United States, and the fact that the ADSs trade on the New York Stock Exchange (the “NYSE”), we have to comply with the laws and regulations, and/or governmental interpretations of such laws and regulations, of Mexico and, for certain matters, of the United States, whether or not we operate and do business through a subsidiary located in Mexico or the United States, also because of the size of our operations in EU countries, we, or most of our subsidiaries in the EU, are also required to comply with certain EU legislation.

Any change in such laws and regulations, and/or governmental interpretations of such laws and regulations, may have a material adverse effect on our business, financial condition, liquidity and results of operations. Furthermore, changes in laws and regulations, and/or governmental interpretations of such laws and regulations, may require us to devote a significant amount of time and resources to assess and, if required, to adjust our operations to any such changes, which could have a material adverse effect on our business, financial condition, liquidity and results of operations. In addition, any significant delays in assessing the impact and/or, if required, in adapting to changes in laws and regulations and/or governmental interpretations of such laws and regulations may also have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects. For more information, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—Economic conditions, including inflation, in countries where we operate and in other regions or countries have affected and may continue to adversely affect our business, financial condition, liquidity and results of operations,” “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—Political, social and geopolitical events, possible changes in public policies and other risks in some of the countries where we operate, which are inherent to the operations of an international company, could have a material adverse effect on our business, financial condition, liquidity and results of operations,” and “Item 3—Key Information—Risk Factors—Risks Relating to Regulatory and Legal Matters—Our operations are subject to environmental laws and regulations, including new and proposed reporting requirements, that are or could become increasingly stringent.”

We or our third-party providers may fail to maintain, obtain, or renew or may experience material delays in obtaining requisite governmental or other approvals, licenses and permits for the conduct of our business.

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

We are subject to litigation proceedings, including, but not limited to, government investigations relating to corruption, antitrust and other proceedings, that could harm our business and our reputation.

From time to time, we are and may become involved in litigation, investigations and other legal or administrative proceedings relating to claims arising from our operations, either in the normal course of business or not, or arising from violations or alleged violations of laws, regulations or acts. As described in, but not limited to, “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings,” as of December 31, 2022, we were subject to a number of significant legal proceedings, including, but not limited to, an SEC investigation concerning a new cement plant being built by Cemex Colombia S.A. (“Cemex Colombia”) in the Municipality of Maceo in the department of Antioquia, Colombia (the “Maceo Plant”), as well as an investigation from the United States Department of Justice (the “DOJ”) mainly relating to our operations in Colombia and other jurisdictions, and are exposed to investigations in Colombia against former employees, and also to antitrust investigations in countries in which we operate or do business. Investigations and litigation, and in general any legal or administrative proceedings, are subject to inherent uncertainties and unfavorable rulings may occur. We cannot assure you that these or any of our other regulatory matters and legal proceedings, including any that may arise in the future, will not harm our reputation or materially affect our ability to conduct our business in the manner that we expect or otherwise materially adversely affect us should an unfavorable ruling occur, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust, anti-boycott, economic sanctions, trade embargoes, and export control laws and regulations in the countries in which we operate and do business in, a considerable number of which are considered high and medium risk countries. Any violation of any such laws or regulations could have a material adverse impact on our reputation, results of operations and financial condition, as well as harm our reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust and other international laws and regulations and are required to comply with the applicable laws and regulations of the countries in which we operate, some of which, including Mexico, Jamaica, Trinidad and Tobago, Guyana, Barbados, Colombia, Panama, Egypt, the Philippines, the Dominican Republic, Guatemala, Nicaragua, Croatia, the Czech Republic and Haiti, are considered medium and high-risk countries with regard to corruption-related matters. We also have operations and do business in countries considered medium-risk, such as Poland and Italy. In addition, we are subject to regulations on international trade that restrict dealings with certain sanctioned countries, individuals and entities, including regulations administered by the United States of America, the United Kingdom, the

European Union, and the United Nations Security Council and other international organizations and governments, including export control regulations, economic sanctions and trade embargoes. Given the large number of contracts that we are a party to around the world, the geographic distribution of our operations and the great variety of actors that we interact with in the course of business, we are subject to the risk that our affiliates, employees, directors, officers, partners, agents and service providers may misappropriate our assets, manipulate our assets or information, make improper payments or engage in corruption, bribery, money laundering or other illegal activity; and, as a consequence, we may be held liable for such misconduct, even if we do not engage in or authorize such activities.

Although we have implemented policies and procedures, which include training certain groups of our employees, seeking compliance with anti-corruption and other applicable laws and regulations, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our affiliates, employees, directors, officers, partners, agents and service providers or that any such persons will not take actions in violation of our policies and procedures. If we fail to fully comply with applicable laws and regulations, the relevant government authorities of the countries where we operate have the power and authority to investigate us and, if necessary, impose fines, penalties and remedies, which could cause us to lose clients, suppliers and access to debt and capital markets. Any violations by us, or the third parties we transact with, of anti-bribery, anti-corruption, anti-money laundering, antitrust, anti-boycott, economic sanctions, trade embargoes, and export control laws or regulations could have a material adverse effect on our business, liquidity, reputation, results of operations and financial condition. For further information regarding our ongoing proceedings with respect to anti-corruption laws, see “Item 3—Key Information—Risk Factors—Risks Relating to Regulatory and Legal Matters—We are subject to litigation proceedings, including, but not limited to, government investigations relating to corruption, antitrust and other proceedings, that could harm our business and our reputation” and “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings.”

Certain tax matters may have a material adverse effect on our cash flow, financial condition and net income, as well as on our reputation.

We are subject to certain tax matters, mainly in Spain and Colombia, that, if adversely resolved, may have a material adverse effect on our operating results, liquidity and financial position, as well as on our reputation. See notes 2.14 and 20.4 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report, “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters—Colombia,” and “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters—Spain” for a description of the legal proceedings regarding these Colombian and Spanish tax matters, all included elsewhere in this annual report.

Our operations are subject to environmental laws and regulations, including new and proposed reporting requirements that are or could become increasingly stringent.

Our operations are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose stringent environmental protection standards, which in recent years have and in the future are expected to continue becoming progressively stricter regarding, among other things, air emissions (including greenhouse gas emissions), land use and biodiversity, use of alternative fuels, water availability, wastewater discharges, the use and handling of hazardous waste or materials, waste management practices and the remediation of environmental impacts from our operations. These laws and regulations expose us to the risk of substantial environmental costs and liabilities, including taxes, higher investment in equipment and technology, fines and other sanctions, the payment of compensation to third parties, remediation costs, business disruption and damage to reputation. Moreover, the enactment of stricter laws and regulations, stricter interpretation of existing laws or regulations or new enforcement initiatives, may impose new risks or costs on us or result in the need for additional investments, which could result in a material decline in our profitability. Such may be the case, for example, if policy derived from Executive Order 14008, Tackling the Climate Crisis at Home and Abroad, signed by U.S. President Joe Biden on January 27, 2021, results in new regulatory or legislative initiatives relating to climate change, the application of regulatory criteria in relation to environmental matters stricter than that currently being applied, or in preferential treatment regarding pricing, contracting, the granting of operational permits or other economic activities being given to entities which may have environmental standards that are stricter than ours.

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

In February 2013, EPA issued revised final emissions standards under the CAA for commercial and industrial solid waste incinerators (the “CISWI rule”). If a material being used in a cement kiln as an alternative fuel is classified as a solid waste, the plant must comply with the CISWI rule. The CISWI rule covers nine pollutants and imposes potentially more stringent emissions limits on certain pollutants that also are regulated under the Portland Cement NESHAP. EPA received petitions to further reconsider certain provisions of the CISWI rule. EPA granted reconsideration on four specific issues and finalized the reconsideration of the CISWI rule in June 2016. The CISWI rule was also challenged by both industrial and environmental groups in federal court. In July 2016, the D.C. Circuit issued a ruling upholding most of the rule and remanding several portions to EPA for further consideration. EPA has not issued a revised final rule after remand, but the portions of the rule upheld on appeal are final and in effect. The final CISWI rule established a compliance date of February 2018, which was not impacted by the appeal. As of December 31, 2022, none of our kilns at Cemex plants in the United States have been determined to be CISWI kilns; but, if they are determined to be CISWI kilns due to the use of certain alternative fuels, the emissions standards imposed by the CISWI rule could have a material impact on our business operations.

Under certain environmental laws and regulations, liability associated with investigation or remediation of hazardous substances can arise at a broad range of properties, including properties currently or formerly owned or operated by Cemex, as well as facilities at which any hazardous substances or wastes generated by us were sent for treatment, storage or disposal, or any areas affected while any hazardous substances or wastes were transported. Such laws and regulations may apply without regard to fault, causation or knowledge of contamination. We occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities (or ongoing operational or construction activities) may lead to hazardous substance releases or discoveries of historical contamination that must be remediated, and closures of facilities may trigger compliance requirements that are not applicable to operating facilities. While compliance with these laws and regulations has not materially adversely affected our operations in the past, we cannot assure you that these requirements will not change, and that compliance will not adversely affect our operations in the future. Furthermore, we cannot assure you that existing or future circumstances or developments with respect to the impact of our operations will not require us to make significant remediation or restoration expenditures, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

The cement manufacturing process requires the combustion of large amounts of fuel and creates CO2 as a by-product of the calcination process. Therefore, efforts to address climate change through federal, state, regional, EU and international laws and regulations requiring reductions in emissions of greenhouse gases (“GHGs”) can create economic risks and uncertainties for our business. Such risks could include the cost of purchasing allowances or credits to meet GHG emission caps, the cost of paying higher energy costs or new CO2-

related taxes, the cost of installing equipment, adopting new technologies and employing non-clinker cementitious materials and other processes to reduce emissions to comply with GHG limits or required technological standards, decreased profits or losses arising from decreased demand for our goods and higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls. To the extent that financial markets view climate change and GHG emissions as a financial risk or that certain laws and regulations limit our access to the financial markets or financial products due to environmental considerations, this could have a material adverse effect on our cost of and access to capital. Given the uncertain nature of the actual or potential statutory and regulatory requirements for GHG emissions at the federal, state, regional, EU and international levels, we cannot predict the impact on our operations or financial condition or make a reasonable estimate of the potential costs to us that may result from such requirements. However, the impact of any such requirements, whether individually or cumulatively, could have a material economic impact on our operations in the United States, Europe, Mexico, United Kingdom and in other countries where we operate. In particular, rules and regulations that may come into effect to obtain the United States’ achievement of its Nationally Determined Contribution (as defined below) following its reentering to the Paris Agreement, an international treaty aiming to reduce the emission of greenhouse gases, the potential approval of the European Commission’s July 2021 proposal to implement measures to procure the fulfillment of the goals contained in the EU’s Green Deal (as defined below), the expected start of an emissions trading system in Mexico in 2024 and any further rules and regulations that may come into effect to complete the United Kingdom’s implementation of the UK ETS (as defined below) may cause these risks to be realized. For more information on certain laws and regulations addressing climate change that we are, or could become, subject to, and the impacts to our operations arising therefrom, see “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters.”

As part of our insurance-risk governance approach, from time to time we evaluate the need to address the financial consequences of environmental laws and regulations through the purchase of insurance. As a result, we do arrange certain types of environmental impairment insurance policies for both site-specific, as well as multi- site locations. We also organize non-specific environmental impairment insurance as part of the provision of a broader corporate insurance strategy. These latter insurance policies are designed to offer some assistance to our financial flexibility to the extent that the specifics of an environmental incident could give rise to a financial liability. However, we cannot assure you that a given environmental incident will be covered by the environmental insurance we have in place, or that the amount of such insurance will be sufficient to offset the liability arising from the incident. Any such liability may be deemed to be material to us and could have a material adverse effect on our business, financial condition, liquidity, results of operations and reputation.

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

Cemex, S.A.B. de C.V. started doing business in 1906 and was registered with the Mercantile Section of the Public Registry of Property and Commerce in Monterrey, Nuevo León, Mexico, on June 11, 1920, which as of the date of this annual report is for an indefinite period. Beginning April 2006, Cemex, S.A.B. de C.V.’s full legal and commercial name is Cemex, Sociedad Anónima Bursátil de Capital Variable.

We are one of the largest cement companies in the world, based on annual installed cement production capacity. As of December 31, 2022, we had 89.2 million tons of annual installed cement production capacity and our cement sales volumes in 2022 were 63.4 million tons. We estimate we are one of the largest ready-mix concrete and aggregates companies in the world with annual sales volumes of 50.1 million cubic meters and 139.2 million tons, respectively, in each case, based on our annual sales volumes in 2022. In 2022, we traded 11.8 million tons of cementitious and non-cementitious materials, in 92 countries, including 9.6 million tons of cement and clinker and 2.3 million tons of cementitious and other materials. This information does not include discontinued operations. See note 4.2 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report. Cemex, S.A.B. de C.V. is an operating and a holding company engaged, directly or indirectly, through its operating subsidiaries, primarily in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates, clinker, other construction materials and urbanization solutions throughout the world. We also provide related services and reliable construction-related services to customers and communities and maintain business relationships in more than 50 countries throughout the world.

We operate in different parts of the world, with operations in Mexico, the United States, the EMEAA region and the SCA&C region. We had total assets of $26,447 million as of December 31, 2022, and an equity market capitalization of $8,795 million as of April 25, 2023.

As of December 31, 2022, our cement production facilities were located in Mexico, the United States, the United Kingdom, Germany, Spain, Poland, the Czech Republic, Croatia, Egypt, the Philippines, the UAE, Colombia, Panama, Nicaragua, Guatemala, the Dominican Republic, Puerto Rico, Trinidad and Tobago, Jamaica and Barbados. As of December 31, 2022, our assets (after eliminations), cement and grinding plants, and installed capacity were as set forth below on an unconsolidated basis by region. Installed capacity, which refers to theoretical annual production capacity, represents gray portland cement and white cement grinding capacity, and includes installed capacity of cement and grinding plants that have been temporarily closed. Installed capacity may vary due to product mix changes in our production facilities.

	As of December 31, 2022
	Consolidated assets (in Millions of Dollars)	Number of Cement and Grinding Plants	Installed Cement Grinding Capacity (Millions of Tons Per Annum)
Mexico	$3,846	15	27.3
United States(1)	12,623	10	14.1
EMEAA		22	34.5
United Kingdom(2)	1,393	3	3.6
France	952	—	—
Germany	452	2	3.1
Poland	341	3	3.8

	As of December 31, 2022
	Consolidated assets (in Millions of Dollars)	Number of Cement and Grinding Plants	Installed Cement Grinding Capacity (Millions of Tons Per Annum)
Spain(3)	616	6	7.7
Philippines	792	2	5.7
Israel	771	—	—
Rest of EMEAA(4)	783	6	10.6
SCA&C		13	13.2
Colombia	742	4	4.1
Panama	302	1	1.2
Caribbean TCL(5)	499	3	2.9
Dominican Republic	232	1	2.4
Rest of SCA&C(6)	268	4	2.6
Corporate and Other Operations	1,767	—	—
Continuing Operations	26,379	60	89.2
Assets held for sale	68	—	—
Total	26,447	60	89.2
“—” Not applicable

The above table excludes our proportional interest in the installed capacity of companies in which we hold a non-controlling interest and reflects our organizational structure as of December 31, 2022.

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
(3)

“Number of cement and grinding plants” and “installed cement grinding capacity” include two cement plants that are temporarily inactive with an annual installed grinding capacity of 1.4 million tons of cement.

(4)	“Rest of EMEAA” refers mainly to our operations in the Czech Republic, Croatia, Egypt and the UAE.
(5)	“Caribbean TCL” refers to TCL’s operations mainly in Trinidad and Tobago, Jamaica, Barbados and Guyana.
(6)	“Rest of SCA&C” refers mainly to our operations in Peru, Puerto Rico, Nicaragua, Jamaica, the Caribbean and Guatemala, excluding the operations of TCL.

Beginning in the late 1980s, we embarked on a major geographic expansion program intended to diversify our cash flows and enter into markets whose economic cycles within the cement industry operate largely independently from Mexico and which, at the time, we believed offered long-term growth potential. We have also built an extensive network of marine and land-based distribution centers and terminals that give us marketing access around the world. As part of our strategy, we have undertaken and are undertaking actions designed to streamline and reposition our portfolio in order to enhance our diversification and achieve higher profitable growth. As such, we expect to rebalance our portfolio by focusing on the markets that we believe offer long-term growth potential and retaining those assets that we believe are best suited to grow, offering us long-term profitability. While these actions are being undertaken, we could continue to complement our strategy with organic, bolt-on investments, on a stand-alone basis or with other partners, using a metropolis-centric approach leveraging our related businesses and digital strategy. The following are our most significant acquisitions, divestitures and reconfigurations that we have announced or closed since 2020 through 2022:

•

On January 29, 2020, CHP announced the results of its stock rights offering pursuant to which 8,293,831,169 common shares of CHP were issued and listed on the Philippine Stock Exchange on March 4, 2020. As of December 31, 2022, after giving effect to the stock rights offering, and other repurchased in the market over the last few years, our indirect ownership of CHP’s outstanding common shares had further increased to 77.90%. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Business and Operations.”

•

During the first six months of 2020, one of our subsidiaries in Israel acquired a ready-mix concrete products business (“Netivei Noy”) from Ashtrom Industries for an amount in shekels equivalent to $33 million. After the conclusion of the purchase price allocation to the fair values of the assets acquired and liabilities assumed of this business, we determined goodwill of $2 million.

•

On March 6, 2020, we concluded the sale of our U.S. affiliate Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which we held a 75% interest, to Eagle Materials Inc. for $665 million. The share of proceeds to us from this transaction was $499 million before transactional and other costs and expenses. The assets that were divested consisted of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. The operations of these assets in the United States for the period from January 1, 2020 to March 6, 2020, which includes a gain on sale of $14 million, net of the proportional allocation of goodwill of $291 million, are presented in our statements of operations, net of income tax, as part of the single line item “Discontinued operations.”

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

•

During 2020, Cemex España, S.A. (“Cemex España”) made a cash tender offer for any and all outstanding ordinary shares of Cemex Latal Holdings, S.A. (“CLH”), then registered with the National Register of Securities and Issuers (Registro Nacional de Valores y Emisores) (“RNVE”) and the Colombian Securities Exchange (Bolsa de Valores de Colombia) (the “BVC”) (except for shares either owned by Cemex España or CLH) (the “2020 CLH Tender Offer”). As of December 31, 2022, considering the effects of the 2020 CLH Tender Offer and additionally including shares of CLH purchased by us in the secondary market, we indirectly own 95.30% of all outstanding shares of CLH (which excludes shares of CLH owned by CLH). See “Recent Developments—Recent Developments Relating to Our Business and Operations.”

•

In January 2021, one of our subsidiaries in Israel acquired two ready-mix concrete plants from Kinneret and Beton-He’Emek for an amount in shekels equivalent to $6 million. After the conclusion of the purchase price allocation to the fair values of the assets acquired and liabilities assumed of this business, we determined goodwill of $5 million.

•

On March 31, 2021, we sold 24 concrete plants and one aggregates quarry in France to LafargeHolcim for an amount in Euros equivalent to $44 million. These assets were located in the Rhône-Alpes region in the Southeast of France, east of our operations in Lyon, France. The operations related to these assets for the year ended December 31, 2020 and for the three-month period ended March 31, 2021 are presented in our statements of operations, net of income tax, as part of the single line item “Discontinued operations.”

•

On July 9, 2021, we announced that we concluded the sale agreed in March 2019 of our white cement business, except for Mexico and the U.S., to Çimsa Çimento Sanayi Ve Ticaret A.S¸ for a total consideration of $155 million. Assets sold included our Buñol cement plant in Spain and white cement customer list. Our operations of these assets in Spain for the year ended December 31, 2020 and for the period from January 1, 2021 to July 9, 2021 are reported in the statements of operations, net of income tax, as part of the single line item “Discontinued operations,” including in 2021 a loss on sale of $67 million net of the proportional allocation of goodwill of $41 million.

•

On August 31, 2022, we announced that we, through certain of our subsidiaries, concluded the sale agreed in December 2021 of our operations in Costa Rica and El Salvador to affiliates of Cementos Progreso Holdings, S.L. for a total consideration of $325 million, related to our aggregate controlling interest. The divested assets consisted of one fully integrated cement plant, one grinding station, seven ready-mix plants, one aggregate quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. As of December 31, 2021, the assets and liabilities related to our operations in Costa Rica and El Salvador were presented in the financial statements in the line items “Assets held for sale” and “Liabilities directly related to assets held for sale.” Our operations of these assets in Costa Rica and El Salvador for the years ended December 31, 2020 and 2021 and for the period from January 1, 2022 to August 31, 2022 are reported in the statements of operations, net of income tax, as part of the single line item “Discontinued operations,” including in 2022 a gain on sale of $240 million, which includes the reclassification of foreign currency translation effects accrued in equity until the disposal date.

•

On December 10, 2021, through a subsidiary in Mexico, we acquired Broquers Ambiental, a sustainable waste management company for a total consideration of $13 million. Broquers Ambiental assets include a plant for solid waste treatment for its use as alternate fuel. During 2022, considering the fair values of the assets acquired and liabilities assumed, we determined goodwill of $4 million.

•

On July 11, 2022, through a subsidiary in Germany, we completed the acquisition of a 53% stake in the German aggregates company ProStein for a total consideration of $21 million. The investment expands our aggregates business in the region and we estimate that it increases the life of aggregates reserves for our operations in Central Europe for at least the next 25 years. The majority stake in ProStein’s assets adds a full range of fine and hard aggregates to our aggregates portfolio. In addition to supplying the greater Berlin area, the additional capacity can supply several urban centers in Poland and the Czech Republic. ProStein’s assets include six active hardstone plants and six construction, demolition, and excavation waste (“CDEW”) recovery sites. As of December 31, 2022, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, we have not determined any goodwill.

•

On October 25, 2022, we created a partnership with Advent International (“Advent”). As part of the partnership we sold to Advent a 65% stake in Neoris N.V. (“Neoris”) for a total consideration of $119 million. While surrendering control to Advent, we retain a 34.8% stake and remain as a key strategic partner and customer of Neoris. Our retained 34.8% stake in Neoris was remeasured at fair value at the date of loss of control, is subsequently accounted for under the equity method and is presented in the line item “Investments in associates and joint ventures.” Neoris’ results for the years ended December 31, 2020 and 2021 and for the period from January 1 to October 25, 2022 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations,” including in 2022 a gain on sale of $117 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control.

Geographic Breakdown of Revenues by Reportable Segment for the Year Ended December 31, 2022

The following chart indicates the geographic breakdown of our revenues by reportable segment, before eliminations resulting from consolidation, for the year ended December 31, 2022:

Breakdown of Revenues by Line of Business for the Year Ended December 31, 2022

The following chart indicates the breakdown of our revenues by line of business, before other revenues and eliminations resulting from consolidation, for the year ended December 31, 2022:

Our Businesses

We strive to provide superior building solutions in the markets we serve. To this end, we tailor our products and services to suit customers’ specific needs, from home construction, improvement and renovation to infrastructure, commercial, industrial, agricultural and marine/hydraulic applications.

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

There are two primary processes used to manufacture cement: the dry process and the wet process. The dry process is more fuel efficient. As of December 31, 2022, 48 of our 50 operative cement production plants used the dry process and two used the wet process. Our operative production plants that use the wet process are in Nicaragua and Trinidad and Tobago. In the wet process, the raw materials are mixed with water to form slurry, which is fed into a kiln. Fuel costs are greater in the wet process than in the dry process because the water that is added to the raw materials to form slurry must be evaporated during the clinker manufacturing process. In the dry process, the addition of water and the formation of slurry are eliminated, and clinker is formed by calcining the dry raw materials. In the most modern application of this dry process technology, the raw materials are first blended in a homogenizing silo and processed through a pre-heater tower that utilizes exhaust heat generated by the kiln to pre-calcine the raw materials before they are calcined to produce clinker.

Clinker and gypsum are fed in pre-established proportions into a cement grinding mill where they are ground into an extremely fine powder to produce finished cement. We primarily cover our gypsum needs from third parties; however, we also operate gypsum quarries in the United States, Spain, the Dominican Republic and Egypt. Our main types of cement include the following:

Gray Portland Cement: Our gray portland cement is a high-quality, cost-effective building material, mainly composed of clinker, that meets applicable chemical and physical requirements and is widely used in all construction segments: residential, commercial, industrial, and public infrastructure.

White Cement: We manufacture this type of cement with limestone, low iron content kaolin clay, and gypsum. Customers use our white portland cement in architectural works requiring great brightness and artistic finishes, to create mosaics and artificial granite, and for sculptural casts and other applications where white prevails.

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

Blended Cement: Blended hydraulic cements are produced by inter-grinding or blending portland cement and supplementary cementitious materials such as ground granulated blast furnace slag, fly ash, silica fume, calcined clay, hydrated limestone, and other pozzolans. The use of blended cements in ready-mix concrete reduces mixing water and bleeding, improves workability and finishing, inhibits sulfate attack and the alkali- aggregate reaction, and reduces the heat of hydration. Cemex offers an array of blended cements which have a lower CO2 footprint resulting from their lower clinker content due to the addition of supplementary cementitious materials. The use of blended cements reinforces our dedication to sustainable practices and furthers our objective of offering an increasing range of more sustainable products.

Ready-Mix Concrete

Ready-mix concrete is a combination of cement, fine and coarse aggregates, admixtures (which control properties of the concrete including plasticity, pumpability, freeze-thaw resistance, strength and setting time), and water. We tailor our ready-mix concrete to fit our clients’ specific needs. By changing the proportion of water, aggregates, and cement in the mix, we modify our concrete’s resistance, manageability, and finish. We also use additives to customize our concrete consistent with the transportation time from our plant to the project, weather conditions at the construction site, and the project’s specifications. From our water-resistant to our self- compacting concrete, we produce a great variety of specially designed concrete to meet the many challenges of modern construction.

We develop solutions based on our thorough knowledge and application of ready-mix concrete technology. Leveraging years of experience, a global pool of knowledge, and state-of-the-art expertise about the different ready-mix concrete constituents and their interaction, we offer our customers tailor-designed concrete. Cemex ready-mix concrete technologists are able to modify the properties of concrete through the use of innovative chemical admixtures, combined with the proper proportions of the various concrete constituents. For example, depending on the type of application and jobsite requirements, we can design ready-mix concrete that is more fluid, stronger, develops strength faster, and also retains workability longer. Through the development of chemical admixtures solutions, our researchers design special concretes that fulfill the construction industry’s increasingly demanding performance requirements. Cemex offers a special ready-mix concrete portfolio, comprised of such products as ultra-rapid hardening concrete, crack-resistant/low shrinkage concrete, self- consolidating concrete, architectural concrete, pervious concrete, antibacterial concrete and a number of others.

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

Aggregates

We are one of the world’s largest suppliers of aggregates: primarily the crushed stone, sand, and gravel, used in virtually all forms of construction. Our customers use our aggregates for a wide array of applications: as a key component in the construction and maintenance of highways, walkways, parking lots, airport runways, and railways; for drainage, water filtration, purification, and erosion control; as fill material; for sand traps on golf courses, beaches, playing field surfaces, horse racing tracks, and related applications; and to build bridges, homes, and schools.

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

Urbanization Solutions

Urbanization Solutions is one of our four core businesses, a portfolio of related businesses that complements our value offering of products and solutions, looking to connect with the broader metropolis ecosystem, address urbanization challenges and provide means to all stakeholders in the construction value chain to enable sustainable urbanization by focusing on four key verticals:

Performance Materials.

Performance materials are used to modify or enhance the properties and usability of building materials and construction systems. Performance materials include admixtures, mortars & special mortars (e.g., tiling adhesives, renders & plasters, concrete repair, waterproofing) and asphalt. The following are examples of performance materials we offer to our customers:

•	Admixtures ISOMILL 4000 Series grinding aids and cement enhancers provide significant carbon reduction, higher process efficiency and enhanced strength.

•	Admixtures ISOFLOW 6000 Series high-performance superplasticizer technology for ready-mixed concrete producers allows water and carbon reduction of up to 50% in concrete mix designs.

•

Cemex dry silo mortar provides an innovative and efficient solution to mortar delivery, particularly to larger sites. There is no need for mixing areas on site as all the material is contained in the silo. The guaranteed color, consistency and controlled workability are backed up by Cemex’s training and support. The dedicated Cemex dry silo team can support with silo placement and specification.

•

VIALOW is our low temperature asphalt, that allows the re-opening of a jobsite more quickly after completion of road works, as the asphalt reaches appropriate trafficking temperatures faster than conventional hot mix asphalt. VIALOW reduced carbon asphalt includes the option to offset residual CO2 to provide a CarbonNeutral® product, in accordance with The CarbonNeutral® Protocol.

Industrialized Construction.

We manufacture finished building elements that are easy and safe to assemble and install on-site. Industrialized construction products range from precast components to complete structures, 2D panels, 3D modules, 3D structures, etc. The following are examples of industrialized construction products we offer to our customers:

•	Precast elements for mobility and urban infrastructure: rail sleepers, box culverts, bridges, drainage basins, barriers and parking curbs.

•

High-end architectural concrete products with a range of styles for different building and urban landscaping projects: fully serviced façade panels, standard and architectural blocks, block paving and decorative paving solutions.

•	Social infrastructure solutions for rapid response: like the fully equipped COVID-19 hospital sections.

Circularity.

We provide services that improve the circularity of the construction value chain by focusing on three waste streams:

•

Municipal & Industrial Waste which is waste generated by households, commerce, and industrial activities. An example is our separation facilities in Mexico City that process around 25% of all the municipal waste the city generates, recovering from the waste stream what is recyclable and transforming most of the remaining waste to alternative fuels. Transforming municipal and industrial waste to alternative fuels replaces part of the fossil fuels used in our cement kilns, increasing the sustainability attributes of our products and reducing the carbon footprint in our processes.

•

Construction, Demolition & Excavation Waste, which is waste generated specifically from the built environment. All debris, returned concrete, bricks, shingles, wood, excavation soil, etc., that can be reprocessed and reintegrated into the economy as raw materials. As an example, the Cemex Circularity Center in Gennevilliers, France, is a multiservice dock located in an industrial harbor in Paris offering a wide range of circular economy services to the construction industry. Gennevilliers receives a variety of materials, including construction waste, excavated material and inert soil, which it sorts, processes, and transforms into recycled aggregates or organic material used to restore quarries.

•

Alternative Raw Materials Waste, which is waste generated from other industries and by-products that can help Cemex preserve natural resources and reduce our CO2 footprint. Materials such as slag, fly ashes, pozzolans, calcined clays and other decarbonated raw materials can be used as substitutes for limestone and clinker in our production processes.

Related Services.

We provide complementary services to offer integrated solutions through logistics and transportation, retail, pavement services and design and engineering, among others, that add value along the construction value chain. These services enable Cemex to provide value for our customers by offering building solutions for their construction needs. The following are examples of related services we offer to our customers:

•

Logistics services provide multi-faceted transportation solutions like our New Line Transport business that serves the pneumatic tank, aggregate dump and flatbed markets promoting safety and providing a superior customer service through a centralized customer care dispatch center.

•

Retail services like ConstruramaSupply®, an eCommerce platform for construction materials such as steel, hardware, plumbing, finishes and electrical material that brings the Cemex product offer closer to the Construrama retail network.

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

The following are examples of the different services offered to our customers throughout our operations, which may vary from location to location:

Enhanced Loading Experience: This service offers our customers flexibility and efficiency by applying technologies and solutions in the loading process in order to, among other results, minimize loading time and improve truck efficiency. These technologies and solutions include: ATM-like Bulk-Cement, fast lanes, real time loading status, License Plate Recognition, and Radio-Frequency Identification.

Customer-oriented Educational and Training Services: Webinars continue to be an effective channel to engage with existing and potential customers. In 2022, Cemex hosted over 160 webinars on several topics, including CEMEX Go trainings about new functionalities, new product releases, Vertua and sustainability.

Online Services: During 2022, we continued working on our customer-centricity and global business strategy, enhancing our customers’ experience while using CEMEX Go. We have successfully deployed the CEMEX Go digital platform by making it available in 21 countries and having 50% of our total recurring cement, ready-mix concrete, and aggregates customers conducting more than half of their purchases, or more than 60% of our global sales, through the platform.

We released the Online Connection, an online application enabled for cement and ready-mix, allowing our customers to receive an immediate response for a delivery request according to resources and capacity available for dispatch, allowing orders to be confirmed automatically and in real time since 2021. In 2022, we connected the Ready-Mix Go application to our online capabilities, so that users can place, view, schedule, confirm, and manage orders, as well as to track deliveries, configure notifications, and view order history from mobile and web devices. Moreover, we have been encouraging the digitalization of internal and customer processes to minimize the use of paper. Today, around 74% of our invoices are delivered in a fully digital manner, putting us on track to achieving our global paperless goal.

Service Centers: Our Service Centers globally play a key role in providing a superior customer experience to our customers. As part of our Service Delivery Model Transformation, we are evolving our Contact Centers to become Next Generation Service Centers, enabled by quality processes and state of the art technology. Our customers will live an omnichannel experience for all important touchpoints, from inquiring about product and services to placing and following up on orders and providing feedback for improvement.

Technical Support: We aim to provide our customers with top-level technical assistance through our state-of-the-art equipment and our highly professional, well-trained technical services staff. We strive to provide value above and beyond fulfilling our customers’ need for cement, aggregates, ready-mix concrete, and related products such as mortar.

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

In addition, we are one of the world’s largest suppliers of aggregates, primarily hard rock, sand, and gravel, obtained from quarries, to be used in ready-mix concrete and other concrete-based products such as blocks and pipes.

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

Raw materials for our own cement production processes are obtained mainly from our own sources. However, we may cover our aggregates and other raw materials needs through supply from third parties. For the year ended December 31, 2022, approximately 4.1% of our total raw material needs were supplied by third parties.

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

Our estimates distinguish between owned and leased reserves, the latter being determined over the term of the lease contract, and including only those permitted reserves which are proven and probable. As of December 31, 2022, our total cement raw materials and aggregates resources and reserves were located in 409 sites, comprising a property surface of approximately 96,701 hectares. Of these sites, 211 are located on land owned by Cemex, 94 are on land leased by Cemex, and 104 are on land owned in part and leased in part. The following maps show our operating quarries’ locations as of December 31, 2022:

Mexico, USA and SCA&C regions

EMEAA region(1)

(1)	Excludes 15 marine extraction sites in the United Kingdom.

Our mining properties are classified as follows:

(1)	Production Stage: Properties with reported proven or probable reserves where we have active mining operations,

(2)	Development Stage: Properties with reported proven or probable reserves where we do not have active mining operations, and

(3)	Exploration Stage: Properties with no reported reserves.

As of December 31, 2022, we have 314 cement raw materials and aggregates properties in the production stage, 60 properties in the development stage and 35 properties in the exploration stage.

As of December 31, 2022, we operated 144 cement raw materials quarries across our global operations, serving our facilities dedicated to cement production, which are commonly located at or near the cement plant facilities. Annualized production of cement raw materials totaled 67.4 million tons for 2022, 75.5 million tons for 2021, and 69.3 million tons for 2020. We estimate that our proven and probable cement raw material reserves, on a consolidated basis, have an average remaining life of approximately 75 years. Average remaining life, also known as years to depletion, is calculated based on total reserves divided by the average production of the five previous years; so, for the year ended December 31, 2022, total reserves are divided by the average annual cement raw materials production between the years ended December 31, 2018 and December 31, 2022. Immaterial volumes extracted from the quarry located in Maceo during its trial period and for the Maceo Plant road construction are excluded from this calculation. As of December 31, 2022, we operated substantially all of our cement raw materials quarries, some of which are jointly-operated with third parties.

The tables set forth below present our total measured, indicated and inferred cement raw materials resources (exclusive of proven and probable reserves) and permitted proven and probable cement raw materials reserves by geographic segment and material type extracted or produced in our cement raw materials quarries operations:

		As of December 31, 2022
		Resources (million tons)(4)(5)(6)
Location	Mineral	Measured (M)	Indicated (I)	Total(M)	Inferred

Mexico(1)	Limestone	20	325	345	1,551
	Clay	7	0	7	105
	Others	0	1	1	4

United States(2)	Limestone	89	183	272	125
	Clay	0	0	0	0
	Others	0	0	0	0
EMEAA
United Kingdom	Limestone	0	25	25	0
	Clay	0	5	5	0
Germany	Limestone	0	0	0	75
Poland	Limestone	0	0	0	174
Spain	Limestone	5	0	5	207
	Clay	0	0	0	2
	Others	0	0	0	0
Philippines(3)
Property that supplies Solid Cement
Plant	Limestone	494	394	888	0
Other properties	Limestone	195	190	385	0
	Clay	0	0	0	0
	Others	0	0	0	0
Rest of EMEAA	Limestone	270	0	270	89
	Clay	72	0	72	0
	Others	2	0	2	1
SCA&C
Colombia	Limestone	351	330	681	883
	Clay	16	1	18	3
	Others	4	7	11	3
Panama	Limestone	16	3	19	0
	Clay	1	1	2	0
Caribbean TCL	Limestone	237	0	237	0
	Clay	0	0	0	0
	Others	0	0	0	0
Dominican Republic	Limestone	393	0	393	0
	Clay	4	0	4	0
	Others	0	50	50	0

		As of December 31, 2022
		Resources (million tons)(4)(5)(6)
Location	Mineral	Measured (M)	Indicated (I)	Total(M)	Inferred
Rest of SCA&C(7)	Limestone	8	1	10	0
	Clay	0	0	0	0
	Others	0	0	0	0
Cemex Consolidated	Limestone	2,078	1,452	3,529	3,104
	Clay	101	7	108	110
	Others	6	58	64	8

	Totals	2,185	1,517	3,702	3,222

		As of December 31, 2022
			Reserves (Million tons)(4)(5)(6)
Location	Mineral	Number of quarries(8)	Proven	Probable	Total	2022 Annualized Production
Mexico(1)	Limestone	15	1,254	1,376	2,630	20.8
	Clay	12	156	148	304	2.6
	Others	12	6	4	9	0.5

United States(2)	Limestone	21	469	92	561	10.5
	Clay	3	15	17	32	0.4
	Others	2	0	0	1	0.1
EMEAA
United Kingdom	Limestone	2	52	34	86	1.5
	Clay	3	21	0	21	0.5
Germany	Limestone	1	6	80	85	2.5
Poland	Limestone	2	114	84	198	3.3
Spain	Limestone	11	130	76	206	2.7
	Clay	4	4	3	7	0.2
	Others	2	0	15	15	0.0
Philippines(3)
Property that supplies Solid Cement Plant	Limestone	4	258	0	258	1.2
Other properties	Limestone	3	96	36	133	3.7
	Clay	1	1	2	3	0.0
	Others	2	5	0	5	0.3
Rest of EMEAA	Limestone	5	71	209	280	5.4
	Clay	2	1	19	20	0.7
	Others	4	1	0	1	0.1
SCA&C
Colombia	Limestone	11	70	127	198	3.3	(7)
	Clay	2	4	1	5	0.0
	Others	2	1	4	5	0.1
Panama	Limestone	3	66	22	87	1.7
	Clay	2	5	1	6	0.2
Caribbean TCL	Limestone	4	2	23	25	2.4
	Clay	1	0	5	5	0.2
	Others	3	0	15	15	0.2
Dominican Republic	Limestone	1	88	0	88	2.0
	Clay	1	16	0	16	0.0
	Others	1	10	0	10	0.2

		As of December 31, 2022
			Reserves (Million tons)(4)(5)(6)
Location	Mineral	Number of quarries(8)	Proven	Probable	Total	2022 Annualized Production
Rest of SCA&C	Limestone	2	1	4	5	0.3
	Clay	0	0	0	0	0.0
	Others	0	0	0	0	0.0
Cemex Consolidated	Limestone	85	2,677	2,164	4,841	61.3
	Clay	31	222	196	418	4.7
	Others	28	23	37	60	1.5

	Totals	144	2,921	2,398	5,318	67.4

(1)	Our cement raw materials operations in Mexico include three limestone quarries that also produce hard rock aggregates.
(2)	Our cement raw materials operations in the United States include one limestone quarry that also produces hard rock aggregates.
(3)

Although Cemex, S.A.B. de C.V. consolidates CHP into its consolidated financial statements under IFRS, as of December 31, 2022 we did not control the raw materials used in our operations in the Philippines. Such raw materials were primarily supplied by APO Land & Quarry Corporation (“ALQC”) and Island Quarry and Aggregates Corporation (“IQAC”). ALQC was wholly owned by Impact Assets Corporation, which is a corporation in which we owned a 40% equity interest. As of December 31, 2022, IQAC was wholly owned by Albatross Holdings, Inc. (“Albatross Holdings”), which is a corporation in which we owned a 40% equity interest. Values presented for properties in the Philippines have not been prorated by the 40% interest.

(4)	Figures for reserves and resources are rounded.
(5)

Our 2022 cement raw materials resources and reserves were estimated based on an average sales price during 2022 for cement of $114.30 per metric ton, excluding freight. This price is impacted by product mix, location and exchange rates. One ton of limestone is used to produce 1.08 tons of cement.

(6)	Resources and reserves are reported excluding expected wastes, meaning its best estimation of final usable/saleable material.
(7)	Immaterial volumes extracted from the quarry located in Maceo for the Maceo Plant road construction are excluded from this calculation.
(8)	The number of quarries may include sites in exploration stages.

As of December 31, 2022, we operated approximately 265 aggregates quarries across our global operations, mostly dedicated to serving our ready-mix concrete and aggregates businesses. Annualized production of aggregates totaled 117.7 million tons for 2022, 116.1 million tons for 2021, and 113.5 million tons for 2020. We estimate that our proven and probable aggregates reserves, on a consolidated basis, have an average remaining life of 30 years. Average remaining life, also known as years to depletion, is calculated based on total reserves divided by the average production of the five previous years; so, for the year ended December 31, 2022, total reserves are divided by the average annual cement raw materials production between the years ended December 31, 2018 and December 31, 2022. As of December 31, 2022, we operated substantially all of our aggregates quarries, some of which are jointly-operated with third parties.

The tables set forth below present our total measured, indicated, and inferred aggregates resources (exclusive of proven and probable reserves) and permitted proven and probable aggregates reserves by geographic segment and material type extracted or produced in our aggregates quarries operations. We note that the locations of our aggregates reserves differ from those of our cement reserves:

		As of December 31, 2022
		Resources (million tons)(9)(10)(11)
Location	Mineral	Measured (M)	Indicated (I)	Total (M) + (I)	Inferred
Mexico	Hardrock	1	21	22	24
United States	Hardrock	78	208	286	876
	Sand&Gravel	32	354	387	47
	Others	0	0	0	0
EMEAA
United Kingdom	Hardrock	0	62	62	0
	Sand&Gravel	29	149	178	139
France	Hardrock	0	0	0	49
	Sand&Gravel	0	24	24	50
Germany	Hardrock	24	20	44	3
	Sand&Gravel	3	0	3	1
Poland	Hardrock	0	0	0	0
	Sand&Gravel	8	12	20	0
Spain	Hardrock	0	0	0	0
	Sand&Gravel	0	0	0	0
	Others	0	0	0	0
Philippines(8)	Hardrock	144	208	352	0
Israel	Hardrock	0	0	0	0
	Sand&Gravel	0	0	0	0
Rest of EMEAA	Hardrock	0	0	1	0
	Sand&Gravel	6	6	12	6
SCA&C
Colombia	Sand&Gravel	44	67	111	325
Panama	Hardrock	0	0	0	0
	Others	0	0	0	0
Caribbean TCL	Hardrock	0	0	0	4,700
	Sand&Gravel	4	5	9	0
Dominican Republic	Hardrock	0	0	0	0
Rest of SCA&C	Sand&Gravel	13	0	13	0
Cemex Consolidated	Hardrock	248	519	766	5,653
	Sand&Gravel	139	616	755	568
	Others	0	0	0	0

	Totals	386	1,135	1,521	6,220

		As of December 31, 2022
			Reserves (million tons)(9)(10)(11)
Location	Mineral	Number of quarries(13)	Proven	Probable	Total	2022 Annualized Production
Mexico	Hardrock	13	233	394	627	11.1
United States	Hardrock	20	667	38	705	28.4
	Sand&Gravel	42	280	92	372	19.5
	Others	1	0	0	0	0.0
EMEAA
United Kingdom	Hardrock	3	269	0	269	6.0
	Sand&Gravel	44	161	52	213	9.4

		As of December 31, 2022
			Reserves (million tons)(9)(10)(11)
Location	Mineral	Number of quarries(13)	Proven	Probable	Total	2022 Annualized Production
France	Hardrock	10	68	36	104	3.2
	Sand&Gravel	36	143	23	166	7.3
Germany	Hardrock	14	88	36	124	3.1
	Sand&Gravel	14	33	61	93	2.7
Poland	Hardrock	1	4	12	16	1.7
	Sand&Gravel	5	11	10	21	3.4
Spain	Hardrock	17	265	83	348	2.4
	Sand&Gravel	3	33	0	33	1.5
	Others	2	2	1	3	0.1
Philippines(9)	Hardrock	1	138	0	138	0.0
Israel	Hardrock	6	41	2	43	13.9
	Sand&Gravel	1	0	0	0	0.8
Rest of EMEAA	Hardrock	5	3	0	3	0.7
	Sand&Gravel	9	13	2	15	1.8
SCA&C
Colombia	Sand&Gravel	9	1	46	47	0.2
Panama	Hardrock	0	0	0	0	0.0
	Others	0	0	0	0	0.0
Caribbean TCL	Hardrock	2	8	0	8	0.1
	Sand&Gravel	2	0	4	4	0.5
Dominican Republic	Hardrock	1	18	0	18	0.0
Rest of SCA&C	Sand&Gravel	4	0	2	2	0.0
Cemex Consolidated	Hardrock	93	1,801	601	2,403	70.5
	Sand&Gravel	169	675	293	968	47.1
	Others	3	2	1	3	0.1

	Totals	265	2,478	895	3,373	117.7

(9)

Although Cemex, S.A.B. de C.V. consolidates CHP into its consolidated financial statements under IFRS, as of December 31, 2022, we did not control the raw materials used in our operations in the Philippines. Such raw materials were primarily supplied by ALQC and IQAC. ALQC was wholly owned by Impact Assets Corporation, which is a corporation in which we owned a 40% equity interest. As of December 31, 2022, IQAC was wholly owned by Albatross Holdings, which is a corporation in which we owned a 40% equity interest. Values presented for properties on the Philippines have not been prorated by the 40% interest.

(10)	Figures for Reserves and Resources are rounded.
(11)

Our 2022 aggregates resources and reserves were estimated based on an average sales price during 2022 for aggregates of $14.20 per ton, excluding freight. This price is impacted by product mix, location and exchange rates.

(12)	Resources and reserves are reported excluding expected wastes, meaning its best estimation of final usable/salable material.
(13)	The number of quarries may include sites in exploration stages.

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

Additionally, Cemex has implemented internal controls designed for its mineral resources and reserves estimates to be compliant with Regulation S-K 1300 requirements, including the preparation of resources and reserve estimates by qualified persons and experts on the matter in the different locations where Cemex operates.

Our Strategic Priorities

Cemex has a general vision and value creation model comprised of the following six elements: (i) purpose, (ii) mission, (iii) values, (iv) strategic priorities, (v) operating model and (vi) stakeholders.

PURPOSE. We expect to build a better future for, among others, our employees, our customers, our shareholders, our investors, our suppliers and the communities where we live and work.

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

STRATEGIC PRIORITIES. To achieve our mission, our strategy is to create value by building and managing a global portfolio of integrated cement, ready-mix concrete, aggregates and Urbanization Solutions businesses. Our five strategic priorities, in no particular order, are (i) Health and Safety, (ii) Customer Centricity, (iii) Innovation, (iv) Sustainability and (v) Operating EBITDA Growth.

Implemented in 2018, our action plan “A Stronger Cemex,” was a transformational plan designed to fortify Cemex’s position as a leading global heavy building materials company, accelerate our path to investment grade, enhance our total shareholder return and generate long-term value for our stakeholders. Under said plan, Cemex: (i) divested $1.6 billion in assets by the end of 2020; (ii) achieved recurring operational improvements of $230 million by 2020; and (iii) accelerated our path to investment grade by further deleveraging Cemex by reducing our debt by $3.5 billion by the end of 2020.

In 2020, we implemented the “One Cemex” commercial model to improve our customers’ experience through customer centricity, aiming to provide a superior omnichannel experience, everywhere and every time. It was supported by digital platforms and the importance of minimizing financial risk, with an aim to maintain ample liquidity. In 2020, we developed “Operation Resilience,” our medium-term strategy for the following three years, a decisive action plan designed to maximize shareholder value and reposition us for higher Operating EBITDA growth on a risk-adjusted basis. “Operation Resilience” was not only about deleveraging but also about building a lower risk and faster growing business. Initially, “Operation Resilience” was aimed at (i) growing the profitability of our business to achieve a consolidated Operating EBITDA margin equal to or greater than 20% by 2023, considering our then current portfolio, through cost reduction measures and other commercial and operational initiatives; (ii) optimizing our portfolio for Operating EBITDA growth through the execution of strategic divestments and reinvestments, thereby constructing a portfolio more weighted towards the United States and Europe, after which we expect we will be a heavy building materials company with a large part of its footprint represented by the United States, Europe and Mexico, focusing on vertically integrated positions near growing metropolises and developing Urbanization Solutions as one of our four core businesses; (iii) de-risking our capital structure, reducing our cost of funding and ultimately achieving investment grade capital structure by targeting additional net debt paydowns and a leverage target equal to or below 3.0x for December 2023, among other initiatives, including extending our debt maturity profile, minimizing our cost of funding and raising funds in local currency to better align our Operating EBITDA and debt; and (iv) leveraging sustainability and digital platforms as a competitive advantage by moving forward on achieving our 2030 target to reduce our cement CO2 emissions by 35% compared to our 1990 baseline and our ambition to deliver net-zero CO2 concrete by 2050.

During 2022, we made progress on our “Operation Resilience” targets mainly by achieving (i) a consolidated Operating EBITDA margin of 17.2%, despite rising inflation; (ii) $600 million of closed asset sales, which includes our divestments in Costa Rica and El Salvador, as well as a controlling interest in Neoris, and additional fixed assets; (iii) growth investments of $474 million on strategic capital expenditures during 2022, which include bolt-on acquisitions in different geographies like Germany, Spain and Texas, leading to a solid 21% Operating EBITDA growth in our Urbanization Solutions core business; (iv) leverage of 2.84x, reaching two years in a row with a leverage ratio below our initial objective, with a total debt plus other financial obligations reduction of $332 million during 2022; and (v) as of December 31, 2022, a reduction in CO2 emissions of 30% compared to our 1990 baseline. As a result of the progress made, in addition to our previously existing “Operation Resilience” targets not yet achieved, we now look, as part of our strategic priorities, to maintain our investment grade capital structure and ultimately regain an investment grade rating, and also replaced our previously existing 2030 target to reduce our cement CO2 emissions by 35% compared to our 1990 baseline with a more ambitious 47% reduction goal.

During 2022, we repaid or refinanced $1.9 billion of debt, and by applying free cash flow and proceeds from asset sales, we reduced consolidated net debt, as defined in the Credit Agreements, by $300 million. Also during 2022, we reduced interest expenses by $45 million, or 8% compared to 2021. Most importantly, we increased the leverage ratio, as calculated under the Credit Agreements, by 0.11x to 2.84x.

In addition, to further fortify our balance sheet, we continue to be focused mainly on the following three initiatives, while at all times remaining committed to building a better world and helping alleviate some of the biggest challenges communities are facing today: (i) growing our Operating EBITDA through further cost- reduction efforts, operating efficiencies, customer-centric commercial strategies across all our core businesses and strategic growth investments; (ii) maximizing our free cash flow, which is expected to be used mainly for debt reduction and our bolt-on investments; and (iii) continuing to execute selective accretive divestments by selling what we believe are non-essential assets, which could allow us to free up more free cash flow.

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

Our Global Health and Safety Policy is the cornerstone of our Health and Safety Management System (“HSMS”) and sets out clear expectations for our leaders and workforce to carry out their activities in a safe manner and to care for the well-being of our employees, contractors and other people with whom we interact. The HSMS is our main tool to establish performance requirements and goals for our operations by helping us assess potential risks and plan the measures needed to mitigate them in a coordinated manner. The HSMS is designed to empower our leaders to implement a successful health and safety strategy across our operations and guides us on how to adequately allocate resources to training programs for our employees. Furthermore, our line managers utilize our HSMS on an ongoing basis to make an annual review of further improvement opportunities and to formulate annual Health and Safety Improvement Plans.

We are constantly working towards our ultimate target of zero injuries worldwide, evidenced by our Zero4Life objective. In 2022, we maintained a low employee Lost-Time Injuries (“LTIs”) frequency rate of 0.5, and we are working toward reducing this rate to 0.3 and 0.2 by the end of 2023 and 2025, respectively. Our employee Total Recordable Injuries (“TRIs”) frequency rate improved to 2.3, and we also expect to reduce this rate by the end of 2023. While the number of contractor LTIs increased by six cases when compared to 2021, contractor TRIs decreased by 5.3% in 2022. In 2023, we continue to work on health-related actions to achieve a reduction in our employee sickness absence rate, which decreased by 10% in 2022.

We had 79% fewer overall fatalities in 2022 compared to 2021 when considering third-party, contractor and employee fatalities. However, the number of employee fatalities specifically increased from one to three. Our figures are aligned with the recently revised Global Cement & Concrete Association’s (“GCCA”) guidelines and guidance. We also continued to make progress in most countries, as 96% of our operations achieved zero fatalities and LTIs of employees and contractors.

We continue to pay particular attention to the avoidance of incidents involving moving vehicles. In an effort to eliminate such types of incidents, we continue to focus on specific initiatives ranging from innovative awareness campaigns and safety features to defensive driving training and workshops. In 2022, we took a step forward in digitalization to become one of the most advanced fleets in our industry. The digital vehicle safety features we employ include sensors, mobile apps, GPS tracking, camera systems and other types of safety equipment, such as artificial intelligence systems that managers review to give feedback to our drivers to highlight both risky behaviors and good driving performance. We will continue to work hard and drive forward with our initiatives so that our employees and contractors understand the importance of and become integral to our H&S culture.

The following table sets forth our performance indicators with respect to safety by geographic location, accurate at the time of reporting and in accordance with GCCA’s guidelines and guidance for the year ended December 31, 2022:

	Mexico	United States	EMEAA	SCA&C	Total Cemex
Total fatalities, employees, contractors and other third parties (#)	1	1	0	1	3
Fatalities employees (#)	1	1	0	1	3
Fatality rate employees(1)	0.6	1.1	0	1.9	0.6
Lost-Time injuries (LTI), employees (#)	28	17	8	3	56
Lost-Time injuries (LTI), contractors (#)	22	7	12	8	49
Lost-Time injury (LTI) frequency rate, employees per million hours worked(2)	0.6	0.8	0.4	0.2	0.5

(1)	Incidents per 10,000 employees in a year.
(2)	Working hours are directly measured and/or obtained using recognized industry methods.

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

In 2021, due to restrictions on face-to-face meetings, we strengthened our Health and Safety Academy training to address the new pandemic and epidemics element in our HSMS tool through Cemex University’s self-learning platform. During 2022, following our implementation of Behaviors That Save Lives, we restarted our in-person Health and Safety Academy sessions in EMEAA, Mexico, SCA&C and the USA covering an audience of over 2,000 learners. This effort focused not only on training employees but also on developing new trainers. To support this effort, we enhanced our 360-assessment, which is a crucial element of the Health and Safety Academy, and translated it into nine languages. We expect to deploy the 360-assessment across the regions in which we operate.

In 2022, we launched a new Cemex Wellbeing Model to serve as a common framework for all our operations worldwide. We expect the model will help us have a unified approach and a solid base to improve our wellbeing offering over the coming years. We have developed a gap analysis tool to assist our operation teams implementing the model. The initiative will be supported by medical professionals from our Global Health Forum of experts. Additionally, we developed a communications campaign to promote our Wellbeing Model focused on emotional health, physical health, financial fitness, and workforce experience. All activities included in the Cemex Wellbeing Model are designed to reduce the prevalence of health risks and encourage employees to live a healthy lifestyle both inside and outside the workplace.

Finally, we started the development of an online course focused on the principles of Visible Felt Leadership, which is the development of a constant, consistent and positive leadership approach towards Health and Safety in everything a manager does, starting with those at the very top of an organization. This learning experience will be deployed globally as an introductory module of the Health and Safety Academy, and as a tool to develop senior leadership with a focus on health and safety issues.

As part of our Contractor Health and Safety Verification Program, in 2022, we reached our goal of evaluating health and safety practices of at least 91% of our company’s procurement contractors spend. To achieve this goal, we engaged our operations in different countries and worked closely with our Health and Safety Functional Network made up of national health and safety specialists.

Customer Centricity

Cemex is dedicated to helping our customers succeed and our efforts are focused on what success means to them. We are passionate about finding new ways to inspire and satisfy them by innovating around their needs to surpass their expectations in every interaction. Through our “One Cemex” commercial model, we aim to provide our customers with a superior omnichannel experience everywhere and every time, and are creating new opportunities to serve them better. In 2022, we focused on four key efforts:

(1) An Integrated Service Delivery Model

Since 2021, we set on a path to provide our customers with a frictionless, consistent, and personalized omnichannel experience to deliver fast responses to their needs. Our Service Delivery Model aims to leverage cost efficiencies and unleash revenue growth potential, while improving our customers’ experience across geographies and within each of our customer segments.

(2) A Robust Voice of The Customer Program

We have been using Bain & Co.’s Net Promoter System® to gather, manage, and act on customer feedback. The Net Promoter Score (“NPS”) is a key experience indicator used to measure our customers’ loyalty across all of our business units since 2018. In 2022, we maintained an outstanding annual global NPS result of 66, significantly above the Retently 2022 NPS benchmark of 45 for the construction and engineering industry and on track for our 2030 NPS target of 70, which we updated from 60 to 70 in 2021.

This Net Promoter System® allows us to transform our customers’ feedback into actionable improvements, leverage enhanced analytics to better understand them, and develop insights to design more targeted, data-based value propositions for them. Since 2021, as part of our Voice of the Customer program, we enabled new means to measure customer satisfaction at a transactional level throughout the entire customer journey and added advanced capabilities such as text analytics, sentiment analysis, and touchpoint correlation analysis.

(3) An Empowered Sales Force

Our employees are at the core of our ability to deliver a superior customer experience and we are committed on empowering them with the right skills, tools and technology to deliver on our customer-centricity promise. LEAP, Cemex’s global sales learning experience, received the Brandon Hall Excellence Bronze Award for the Best Sales Onboarding Program category in 2022, achieved a 91% adoption rate, and earned outstanding satisfaction rates of over 90%. LEAP will continue to evolve into six LEAP Masterclasses, fully focused on sustainable construction and the skills required to deploy Cemex’s products and solutions and reach the company’s goal of achieving net zero CO2 by 2050.

As part of our customer-centricity practice, we recognize excellence and best practices adopted across our business units that lead to a superior customer experience. In 2022, we celebrated our Company’s customer-centric culture and commitment toward our customers at Cemex’s second Customer Experience Day. We will continue working toward delivering such programs that are part of our most valued Cemex traditions.

(4) Cemex: A Digitally Driven Company

We view the creation of a digital organization as essential to our customer-centricity and global business strategy. The technological applications we develop are designed to strengthen our competitive advantage by boosting our customers’ productivity, positively impacting their bottom line and improving their experience when interacting with Cemex. Our digital solutions support our customers in seamlessly carrying out their work with promotional content about our Vertua brand to aid our customers in their transition toward more sustainable construction.

To continue with our digital evolution focused on our customers, we expanded Olivia, our artificial intelligence chatbot, into other markets and countries to help our Customer Service Centers provide responses to our customers’ most common questions. In 2022, Olivia was introduced in the UK in CEMEX Go, WhatsApp, and “ReadyMix2Go,” a professional self-builder’s website. We also launched Olivia in certain of our SCA&C countries, including Peru, Guatemala, the Dominical Republic, Panama, Nicaragua, and Puerto Rico, reaching a global presence in twelve geographies.

(4)(a) Leading the Industry’s Digital Transformation through CEMEX Go

CEMEX Go enables our customers to build more efficient operations and the use of our online store has grown remarkably since 2017. This innovative digital solution automates order-to-cash workflows, which looks to streamline customers’ ability to achieve real-time management, from ordering to tracking to fulfillment. Additionally, CEMEX Go is designed to enhance decision-making capabilities by offering ready access to detailed information and in-depth analytics to make more informed decisions and to save time and money. As of

December 31, 2022, more than 53,000 customers across 21 countries, have been onboarded to our CEMEX Go Online Store, and we received approximately 50% of our main product orders and processed 60% of our total global sales through this platform.

We continue to develop next generation functionalities of our CEMEX Go Online Store. Since its release in 2021, we continued expanding the Online Connection in more business lines and more countries, so that orders are confirmed automatically and in real time. In 2022, we also connected the Ready-Mix Go application to our online capabilities so that customers can view, schedule, confirm, and manage their orders in real time, as well as track deliveries, configure notifications, and view order history from mobile and web devices.

Moreover, we have been encouraging the digitalization of internal and customer processes to minimize the use of paper. As of the date of this annual report, around 73% of our invoices are delivered in a fully digital manner, putting us on track to achieving our global paperless goal.

(4)(b) CEMEX Go Developer Center: New Digital Connections with Our Customers

Our CEMEX Go Developer Center is a platform that allows customers to interact directly with our systems via digital platforms and Application Programming Interfaces. Since 2022, the CEMEX Go Developer Center assists customers from the United States, Mexico, the United Kingdom, Germany, France, Spain, Poland and the Czech Republic creating their orders and receiving real-time status updates in their own management systems of the products they purchased and the services they requested.

(4)(c) CEMEX Go CRM: The Digital Ally for Customer Relationship Service

CEMEX Go Customer Relationship Manager (“CRM”) is present in Mexico, the United States, Colombia, and Cemex’s EMEAA region. CEMEX Go CRM for sales management helps commercial teams provide insightful data and save time in daily planning and managing activities across our global operations by personalizing daily follow-up activities with customers such as the creation of quotes and demand planning. Furthermore, CEMEX Go CRM for customer service is consolidating our core technological layer to strengthen our customer service center capabilities through an omnichannel experience.

(4)(d) Buying Construction Materials in the Digital Age

Construrama.com is the e-commerce solution boosting Construrama in Mexico, the largest construction materials distribution network in the country. Today, more than 100,000 online users can purchase from a wide catalog of products and construction materials.

Cemex Professional and Self Builders (“PSB”) platform offers a full e-commerce experience for self- builder customers through a simple and fast online solution that guides them to select the right concrete products, place orders and pay online. In 2022, we improved the PSB platform user experience and released version 2.0 in the United Kingdom, which we expect to make available in the United States in 2023. As of the date of this annual report, Cemex PSB is also available in Mexico and Colombia.

Innovation

Innovation is key to remaining at the forefront of our industry and advance in achieving our strategic goals as a forward-looking company. More importantly, it is one of the key levers in building a sustainable and profitable business in the new green economy.

Cemex’s innovation activities occur on two fronts: “Open Innovation” and Internal Research and Development (“R&D”). Open Innovation initiatives, led by Cemex Ventures, aim to monitor and identify the next generation of products and services, invest in high potential opportunities/technological breakthroughs, seek strategic collaborations accelerate technological developments with high potential and create an ecosystem of collaboration with partners. Internal innovation is led by our Global R&D team in Switzerland, and our experts work in close collaboration with Cemex Ventures to harness R&D knowledge and experience and bring value to the Open Innovation process, as well as develop novel and alternative paths to address climate change and sustainable construction needs. A key element of Cemex’s R&D is the engagement and close collaboration with key partners and stakeholders, whether that is start-ups, universities, companies or external and internal customers.

Our Global R&D team’s technological agenda is focused on addressing climate change to support Cemex’s Future in Action climate program, which is built on four pillars: (i) developing sustainable products and solutions; (ii) decarbonizing Cemex’s operations; (iii) innovations and partnerships; and (iv) promoting a green economy. As a result of these efforts, in 2021 we developed a range of low embodied CO2 cement and ready-mix products under the global brand Vertua, including Vertua Lower Carbon, a range of products in our portfolio that have a lower embodied CO2 compared to a corresponding reference. For cement, the reference is 822 net kg CO2/ton of gray cement, which is the GGCA default value for gray clinker emissions, based on the world weighted average for clinker net direct emissions. For ready-mix concrete, the reference is a concrete composed of 100% Ordinary Portland Cement fulfilling the average strength of the most standard structural concrete, which is 350 kg CO2/m3. On the sustainable products and solutions front, sales of Vertua Lower Carbon products have reached 40% for cement and 30% for ready-mix concrete in 2022. Also in 2022, the scope of Vertua has been extended beyond Lower Carbon, and currently includes the following attributes in its value proposition: energy efficiency, design optimization, water conservation, and recycled materials. Consequently, Cemex is well positioned to offer a portfolio of products and solutions addressing as well as promoting sustainable construction practices. As of the date of this annual report, Cemex estimates that, during 2022, Vertua-branded cement represented 41% of total cement volumes and Vertua-branded ready-mix represented 33% of total ready-mix volumes, a 14.8% and 16.1% year-over-year increase, respectively.

Our focus goes beyond products. We establish meaningful targets to de-carbonize our operations and drive our CO2 footprint of concrete to net zero. Some innovations in our pipeline include novel approaches to reduce clinker factor, value creation from CO2, CO2 utilization in mineralization (carbonation) of materials (e.g., recycle concrete), technologies to repurpose waste materials to enable their reuse and recycling, and the exploration of renewable energy sources to replace fossil fuels. In 2022, one of our projects provided an example of value creation from CO2 by demonstrating that it is possible to use CO2 directly as is from the flue gases to produce carbon nano materials, which in turn have several high-value uses in the automotive, electronic, and medical fields, among others. As we previously announced, Cemex is working on using Concentrated Solar Thermal energy to entirely drive the clinker production process with renewable energy. Recently, we produced the first-ever solar clinker. Furthermore, we are developing processes that can micronize materials that are potential clinker substitutes and we are finding that due to increased reactivity of these materials, we can expect to further decrease the clinker factor in our cement products. CCUS is another central focus of our research. We expect that approximately 30% of our total CO2 emissions may one day be reduced through CCUS. CCUS is an important part to achieve our net zero concrete strategy by 2050. We are diligently working to assess different technologies and pilot the most promising ones, always taking a targeted approach. Cemex is also competing for public funds. At least 50% of such publicly funded projects related to CCUS. Other publicly funded projects include electrification, renewable energy, waste heat recovery, circularity, and sustainable products. Additionally, through Global R&D, Cemex is actively participating in the GCCA’s innovation network Innovandi to develop pre-competitive knowledge on these very same key technologies for our industry. Collaboration among companies from different sectors of the industry is fundamental to address the challenge of climate change in unison. We have played an active role in GCCA’s Innovandi Open Innovation Challenge, which has resulted in the first six consortia between start-ups and GCCA member companies, which are formal working partnerships supported by the GCCA to accelerate groundbreaking technologies addressing CCUS. Innovation at Cemex is taking place on different fronts, processes, and initiatives that harness the most advanced knowledge and experience to support Cemex in achieving its strategic goals.

During 2022, we have been active in the integration of building information modeling technology into our interaction with customers, which provides our customers with tools that allow them to visualize the impact of our products on their projects as well as the potential time, energy, and CO2 savings from incorporating our technologies and construction solutions. By providing superior and sustainable products, solutions and services, we aim to grow from being a product-selling company to a comprehensive solutions provider.

To the best of our knowledge, as the only global building materials company that develops and manufactures its own chemical admixtures for cement, ready-mix concrete, and aggregates, we can design and develop novel, tailor-made product technologies with our proprietary chemicals. An increasing number of admixtures are being developed to enhance the performance and sustainable characteristics of our core products and solutions, such as increasing our cement strength and helping concrete to harden more rapidly, improve its flow, develop its self-curing properties and water repellency, and enable the recycling of returned concrete into aggregates. But beyond specific products or solutions, our value proposition is designed around a “Palette of Technologies” from which we can draw up new solutions based on each project’s specific and unique requirements. We expect our Urbanization Solutions core business to be well positioned to develop and grow in the performance materials market, and be competitive due to the growing range of admixture products. An important development from Cemex’s admixtures R&D efforts has been the development of the D.fab admixture family for the 3D Printing of ready-mix concrete—a true first. With Cemex’s D.fab technology it is possible to adopt locally sourced materials, instead of bagged and very specific as well as highly expensive mortar products, to produce actual concrete for 3D printing construction at one-sixth the price of mortars. Cemex and its 3D Printing partner COBOD, manufacturers of multifunctional construction robots based on 3D printing technology, have seen a very important adoption of the D.fab technology in 2022: 85% of the projects printed by COBOD.

Our Global R&D team supported the design, creation and launch of our new value-added aggregates brand, Neogem. These products are specialized high-quality aggregates, whose intrinsic properties are designed to meet the essential needs of five market sectors—Agricultural, Environmental, Industrial, Landscaping and Sports. Neogem covers an extensive range of premium minerals that can add value to our customers’ projects through particular functional or aesthetic features. Neogem products are innovative, carefully selected and tailor-made solutions designed to go beyond commonly known building materials. In 2023, we plan to continue the development of the Neogem brand.

Technologies developed by our Global R&D team are protected by more than 45 international patent families and over 70 trade secrets covering new types of cement, cementitious materials, concrete mix designs, admixtures formulations, construction systems and advanced manufacturing processes.

In addition, we have more than 40 core strategic trademarked software products, developed to enable new specific capabilities in Cemex’s Digital Commercial Model, which are protected by copyrights that primarily cover online stores and order-to-fulfillment in our cement, ready-mix and aggregates businesses. This software includes proprietary developments in machine learning and vectorized algorithms to reduce response time, reduce costs and honor commitments made with customers, providing Cemex with cutting edge competitive advantages.

Fostering Innovation and Enabling New Business Opportunities. Since its launch in 2017, our open innovation and corporate venture capital unit, Cemex Ventures, continues to engage with startups, entrepreneurs, universities, and other stakeholders to shape the construction ecosystem of tomorrow by tackling our industry’s toughest challenges.

Leveraging our knowledge of the industry and Cemex’s leading edge technologies and platforms, Cemex Ventures develops collaboration opportunities and targets innovating partnerships and investments in the following four target areas connected to the execution of our strategic priorities, which we further subdivide as set forth below:

•	Green Construction—CO2 capture, utilization & storage; sustainable materials; circular economy; waste management & recycling; and new energy sources & solutions.

•

Construction Supply Chain—Materials, resourced procurement and marketplaces; logistic tools & materials tracking; fleet management & dispatching; last mile & delivery marketplaces; inventory management & on-site handling.

•

Enhanced Productivity—Project design, specification and budgeting; planning & scheduling; project monitoring & control; document management; H&S compliance; project quality; and asset management & maintenance.

•

Construction’s Future is Now—Advanced building materials; 3D printing; industrialized construction (offsite, modular and precast); robotics & machine assisted applications; and smart cities & buildings.

Jointly with the Cemex Global R&D and other functions, Cemex Ventures also promotes the expansion of our open innovation ecosystem in search of opportunities in new construction trends and technologies, including construction materials, decarbonization and processes evolution.

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

As of December 2022, Cemex Ventures has invested in 21 startups headquartered in nine countries and focused on developing the aforementioned target areas within the construction industry. During 2022, Cemex Ventures invested in three new startups and six follow-on investments in its portfolio companies. Additionally, Cemex Ventures held its 2022 Construction Startup Competition with other top industry partners, seeking entrepreneurs and startups to drive innovation in the construction industry. Almost 500 startups participated, closing the event with 8 winners (two in each of the four target areas).

A significant contribution of Cemex Ventures has been the establishment of strategic collaborations with external partners to contribute to Cemex’s strategic goals in Cemex’s Climate Action, Digitalization and Urbanization Solutions programs, strategy, and business, respectively. We have closed several agreements in collaboration with the relevant Cemex areas. Some examples are: 1) the evaluation of an offtake agreement to sell 450,000 tons of CO2 to be converted into sustainable fuels (e-methanol), 2) cooperation in the development and large-scale deployment of electrification technology for high-temperature heating in production sites of Cemex for low-CO2 clinker and cement production; 3) processing of waste (refuse-derived fuel) for the production of syngas as an energy source for our cement operations; and 4) introduction of the first 3D printer for concrete in Mexico.

In 2019, Cemex Ventures launched the “Smart Innovation” platform, aiming to bolster internal innovation at Cemex. A vehicle to foster innovation at all levels of the organization, the Smart Innovation platform seeks to challenge the status quo, promote a culture of innovation within Cemex and facilitate the execution of ideas. As of the date of this annual report, the Smart Innovation platform has more than 170 projects in the experimentation phase which we expect to have a direct impact on Cemex and the construction industry.

This platform, has enhanced the portfolio management process within the organization, ensuring initiatives are correctly managed, resources are assigned to experiment and scale up innovative solutions.

In addition, the Cemex Ventures’ Leaplab acceleration program was launched in the second semester of 2022. A fixed term collaboration scheme with early-stage startups aiming to catalyze their growth and boost innovation, by timely accessing promising solutions that can generate strategic value and business opportunities. In its first cohort, Leaplab launched pilots with five startups in six Cemex operations (Spain, Mexico, USA, Israel, the United Kingdom and Colombia) testing different technologies like energy harvesting solutions, machine learning and computer vision applications for Health and Safety matters, and digital solutions for concrete monitoring, production optimization and fleet maintenance. The program is also designed to expose and connect a key group of Cemex subject matter experts to Cemex Ventures open innovation platform and the wider entrepreneurial ecosystem.

Sustainability

Our sustainability efforts begin with Cemex, S.A.B. de C.V.’s Board of Directors and are then facilitated across our entire organization. During 2022, Cemex, S.A.B. de C.V.’s Sustainability Committee (now named the Sustainability, Climate Action, Social Impact, and Diversity Committee) was comprised of four members of Cemex, S.A.B. de C.V.’s Board of Directors, including Cemex’s Chief Executive Officer. This committee reports directly to Cemex, S.A.B. de C.V.’s Board of Directors and is supported by our Corporate Sustainability function, which as of December 31, 2022, reported to the Executive Vice President of Sustainability, Commercial and Operations Development, who is also a member of our senior management. To help embed sustainability into our entire business strategy, we have coordinators representing each geographical region where we operate. In parallel, our Global Sustainability Functional Network works to implement our core sustainability initiatives across all our operating regions and business lines. The members of the committee as of the date of this annual report were elected at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting on March 23, 2023.

Our Climate Action Strategy. In 2020, we announced that we would move ahead with our Climate Action Strategy and continue advancing towards our vision of a carbon-neutral economy. At the time, we defined a 2030 reduction target of 35% of net CO2 emissions per ton of cementitious product compared with our 1990 baseline, established our ambition to deliver net-zero CO2 concrete globally to all our customers by 2050 and developed a detailed CO2 roadmap for each of our manufacturing plants aligned with a 2°C scenario.

In 2021, we announced our Future in Action climate action program focused on developing lower-carbon products, solutions and processes while increasing sustainability awareness and promoting a green economy. Under Future in Action, we are accelerating our short-term effort to reach our climate goals; our original intermediate goals were to (i) achieve a 35% reduction of CO2 emissions in cement compared to our 1990 baseline, increase our use of alternative fuels to 43% of our total fuel mix, reduce our clinker factor to less than 74% and reach approximately 40% in clean electricity consumption, all by 2025; and (ii) achieve a 35% reduction of CO2 emissions in cement compared to our 1990 baseline, achieve a 40% reduction of CO2 content in concrete compared to our 1990 baseline, increase our use of alternative fuels to more than 50% of our total fuel mix, reduce our clinker factor to 71% and reach 55% in clean electricity consumption, all by 2030.

As a result of our performance in 2021, as of the date of this annual report, we set the following more ambitious CO2 emissions reduction targets for 2030: (i) achieve a 47% reduction of CO2 emissions in cement as compared to our 1990 baseline, (ii) achieve a 41% reduction of CO2 content in concrete as compared to our 1990 baseline, (iii) increase our use of alternative fuels to more than 55% of our total fuel mix, (iv) reduce our clinker factor to 68%, and (v) reach 65% in clean electricity consumption. Also, in 2022, we validated our 2050 net-zero CO2 target and new 2030 decarbonization goals under SBTi’s 1.5ºC scenario methodology, becoming one of the first companies in the industry to do so. Most importantly, these goals should keep us on the right path to achieving our expected objective of net-zero emissions across the company by 2050. As of the end of 2022, we reduced our direct CO2 emissions to 562 kg CO2 per ton of cementitious product, which represents a 29.9% reduction compared to our 1990 baseline and is in line with how our industry measures progress on reducing net CO2 emissions.

Our 2030 goals and commitments are aligned and have been validated by the SBTi according to the 1.5°C scenario. To achieve our 2030 goals, we have updated our detailed CO2 roadmap for each of our manufacturing plants to accelerate the rollout of proven technologies worldwide. Our roadmap is mainly based on the following CO2 reduction levers: (i) accelerating the use of alternative fuels with high biomass content, (ii) optimizing thermal efficiency in our cement kilns, (iii) increasing the use of decarbonated raw materials in clinker, (iv) using novel clinkers such as low-temperature clinker and low CO2 clinker, (v) reducing clinker factor through blended cements and (vi) maximizing our clean electricity consumption. Additionally, during 2022, our targets for scope 2 and 3 emissions were validated by SBTi. We are currently working on our transport roadmap to reduce our transport-related emissions. Our roadmap, including our direct (Scope 1) greenhouse gas emissions and indirect electricity (Scope 2) emissions, has been validated by Carbon Trust, an internationally recognized consulting company that provides a rigorous third-party assessment of carbon reduction plans.

As of December 31, 2022, Cemex reduced its clinker factor by 1.5% to 73.7%, at net CO2 emission levels of 562 kgs per ton of cementitious product. Additionally, as of December 31, 2022, 44% of our clinker production utilized hydrogen injection technology and we reached an alternative fuel substitution rate of 35%.

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

Improving Quality of Life and Well-being. As a company that looks to make a progressive positive impact through its innovative services and solutions, our ability to operate as a responsible business is fundamental to our business model. This enables us to understand stakeholders’ material issues, map social impacts, and identify risks and opportunities to create shared value for us and society.

Furthermore, to reinforce our commitment with climate action, we have signed the Business Ambition for 1.5°C commitment led by the We Mean Business Coalition in partnership with the SBTi and the U.N. Global Compact, joined the Race to Zero Campaign of the UNFCCC launched to mobilize net-zero commitments from cities, businesses, and investors ahead of the 2021 United Nations Climate Change Conference (“COP26”), joined the Corporate Leaders Group Europe convened by the Cambridge Institute for Sustainability Leadership in support of a climate neutral economy, and are founding members of both the First Movers Coalition launched at COP26 by the World Economic Forum and the U.S. State Department and of the United Nations Global Compact CFO Coalition for the Sustainable Development Goals, which provides a platform to interact with peers, investors, financial institutions, and the United Nations with the aim of attracting more capital towards sustainable development. During 2022, Cemex had a strong presence at the 2022 United Nations Climate Change Conference (“COP27”).

Our high impact social strategy directly contributes to our vision of seeking to build a better future and aims to create value, understand our stakeholders’ expectations by managing our impacts and contribute to the quality of life and well-being of the cities and communities where we operate through four focus areas:

•	People—We provide community members with access to education and workplace training that enables inclusive long-term upward mobility.

•

Economy—We support organizations and individuals that contribute to boosting local economies by developing skills to foster entrepreneurship, enable a sustainable economy and lay the groundwork for a just transition.

•	Structures—We leverage our expertise and quality by building materials to improve the standards for livable housing and basic infrastructure in cities and communities.

•	Cities—We contribute to building green spaces and resilient communities, focusing on the natural and built environments.

Although our social projects focus on our core business expertise to create value and well-being, we believe that we are also causing positive impacts on other global challenges. Thus, consistent with our commitment to the United Nations Sustainable Development Goals, we measure our progress and contributions to some of these goals.

Pursuing Excellence in Environmental Management. We believe the pursuit of excellent environmental practices benefits sustainable growth. In addition to Cemex, S.A.B. de C.V. Board of Directors’ Sustainability,

Climate Action, Social Impact, and Diversity Committee, our primary environmental executives responsible for each of our operating regions, shares new trends, proposals and best practices to identify, inform, and tackle key environmental management concerns.

We are committed to contributing to climate change mitigation and its consequences. For years, as part of our carbon emissions reduction strategy, we have focused on using low-emission alternatives to traditional fossil fuels, decreasing our clinker factor, promoting clean energy and increasing energy efficiency across our operations. To this end, we have continuously sought to increase our use of low carbon alternative fuels, which represented 35% of our total fuel mix in 2022, and generated approximately $411 million in savings including fossil fuels costs and CO2 emissions avoided in carbon regulated markets.

As a result of our efforts, in 2022, we reduced our net CO2 emissions per ton of cementitious products by 29.9% compared to our 1990 baseline—equivalent to the annual emissions generated by 2.4 million passenger vehicles. We actively seek to develop new technologies to reduce our carbon footprint. Most notably, as of December 31, 2022, we are participating in more than 30 disruptive projects in the pipeline across our value chain to assess potential CO2 emissions reduction solutions as well as carbon capture, utilization and storage technologies. Furthermore, we explore alternatives to traditional clinker and cement chemistry that enable the production of less CO2-intensive cements.

To complement these technical measures, we participate in several forums and bilateral dialogues with key stakeholders. These activities are designed to disseminate knowledge about potential reduction measures in our sector and to promote a legislative framework that enables us to implement these measures. As an example, we have a long history of contributing our best practices through our work with the Cement Sustainable Initiative (“CSI”). The work done in CSI was transferred as of January 1, 2019 to the GCCA. The GCCA is an initiative of more than 39 major producers that actively promotes the use of concrete as an essential material for construction.

We have the expertise to responsibly source, process, store and recover energy from alternative fuels and we strongly believe that increasing co-processing residues from other sectors in our cement plants will further contribute to overcoming challenges such as climate change, waste management and fossil fuel depletion, while utilizing the principles of a circular economy.

Our key contribution to a circular economy is our transformation of waste streams from other sectors into valuable materials. In 2022, we managed approximately 27 million tons of waste in our business, including alternative fuels and raw materials, alternative/secondary aggregates, own recycled material in our main businesses and other waste managed by the company. This is close to 67 times the amount of waste we sent to landfills and equivalent to the waste produced by more than 33 million people in one year. Regarding our own waste, to reduce most of the waste generated from our processes, we maximize our reuse of clinker kiln dust in our production loop, largely avoiding landfill disposal.

To realize the financial and environmental benefits of waste, we monitor, minimize, reuse and recycle our waste, whenever possible. In 2022, 94% of the waste generated by our production processes was recovered, reused or recycled. The remaining material was sent to disposal sites.

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

As of December 31, 2022, 92% of our operations had implemented either the EMS or equivalent programs. As we approach full implementation of our global EMS, our goal is for all of Cemex’s operational facilities to be 100% compliant with our internal environmental criteria.

The release of nitrogen oxides, sulfur compounds and dust occurs during cement manufacturing. Other emissions, including dioxins, furans, volatile organic compounds and other heavy metals, are released in very small or negligible quantities. To control our stack emissions and assists us in remaining compliant with local and national regulations, we have steadily expanded emissions monitoring at our manufacturing operations even exceeding regulation requirements in many geographies.

Through our internal EMS and more specifically through our Atmospheric Emissions Global Procedure, we monitor major emissions which assists us with our compliance with local regulation limits. In 2020, we launched a new industry-benchmark online tool that allows operators and management teams to closely analyze major emissions, improve monitoring abilities from kilns with a Continuous Emissions Monitoring System installed, and strengthen emissions performance. To further improve upon these efforts, we have updated the minimum performance levels to fulfill annually for major emissions. In addition, we are working on establishing more stringent environmental standards for air emissions that are expected to be based on EU “Best Available Techniques.”

In 2022, we invested $170.8 million in sustainability related projects at our global operations, including projects to monitor and control our air emissions, increase our operations efficiency and mitigate our carbon footprint through alternative fuels and clinker substitution efforts.

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

Our Global Environmental and Social Incident Reporting Process enables all our sites to maintain a proactive approach to respond to emergencies that could potentially impact our communities or our operations. The thorough application of this reporting procedure requires a timely registration of environmental and social impact events, identification and analysis of the root causes, and the implementation of corrective and preventive action plans as a first step toward avoiding their occurrence and reducing their severity. In 2022, our total reported incidents decreased by 7.7%, which is consistent with our permanent efforts for risks monitoring and transparency. There were no category 1 environmental events (major) registered in the year.

Preserving Land, Water and Biodiversity. The preservation of land, biodiversity and water plays a key role in our long-term resource management strategy.

To protect water and enable our business to succeed, we are increasing our water efficiency and minimizing our water waste through the implementation of our Corporate Water Policy. This policy includes standardization of our water measurement based on the water protocol developed in coordination with the International Union for Conservation of Nature. We also have the goal of developing a specific Water Action Plan (“WAP”) comprised of a customized set of response actions to maximize water use efficiency and mitigate specific water risks for each community by adopting recommendations based on the Water Risk Filter tool from the World Wildlife Foundation, for each one of more than 1,500 of our cement, ready-mix concrete and aggregates sites in water- stressed zones. Results indicate that 1% of our operations are in extremely high water-stressed zones and 15% are in high water-stressed zones. In line with our 2030 targets, we plan to develop a specific WAP and follow the implementation roadmap for each of these sites. In 2021, we completed the implementation of WAPs in 100% of the sites located in extremely high water-stressed zones and the first pilot for a site located in high water-stressed zones. During 2022, we completed the implementation of WAPs in 20% of our sites located in water-stressed zones including all the sites located in extremely high water stressed zones.

Sustainable Finance. In September 2021, we launched the Framework that establishes our guiding principles when issuing new sustainability-linked financing instruments, including public bonds, private placements, loans, derivatives, working capital solutions, and other financing instruments. The Framework includes three sustainability-linked key performance indicators, including net CO2 emissions per ton of cementitious product, clean electricity consumption and alternative fuels rate. Additionally, Sustainalytics, a leading independent firm that specializes in providing environmental, social and governance research, ratings, and data to institutional investors and companies, validated the Framework’s alignment with the Sustainability- Linked Bond Principles, the International Capital Market Association’s Climate Transition Finance Handbook, and the Loan Market Association’s Sustainability-Linked Loan Principles. Furthermore, on November 8, 2021, we repaid in full all outstanding indebtedness under the facilities agreement, dated as of July 19, 2017, as amended on April 2, 2019, November 4, 2019, May 22, 2020 and October 13, 2020 (the “2017 Facilities Agreement”). The funds used to repay the 2017 Facilities Agreement were sourced from the 2021 Credit Agreement. The 2021 Credit Agreement is our first borrowing issued under the Framework, which is aligned to the company’s Future in Action climate action program and its ultimate vision of a carbon-neutral economy. The borrowings under the Mexican Peso Banorte Agreement and the 2022 EUR Credit Agreement are also issued under the Framework. The annual performance in respect of the three metrics referenced in the Credit Agreements, which are aligned with those provided for in the Framework, may result in an adjustment of the interest rate margin of up to plus or minus five basis points, in line with other sustainability-linked loans to investment grade rated borrowers. Further expanding our commitments to sustainable finance and building a more sustainable world, in June 2022, we launched the Green Financing Framework, which enables Cemex to issue green financing instruments aligned with the International Capital Market Association’s Green Bond Principles and the Loan Market Association Green Loan Principles. Under the Green Financing Framework, Cemex intends to allocate the net proceeds from the issuances to finance eligible green projects in areas such as CO2 emissions reduction, clean electricity and energy efficiency, clean transportation, water management, air quality, circular economy, and waste management. Sustainalytics issued a second party opinion confirming that the Cemex Green Financing Framework is credible and impactful and aligns with the Green Bond Principles 2021, the Green Loan Principles 2021 and the Transition Finance Handbook 2020.

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

As we transform and look to expand, one of our main objectives is to develop people with the potential to fill key leadership positions, increasing their experience and capabilities with the intention of having them succeed in increasingly challenging roles. Through this process, we make efforts to help our employees meet their career development expectations and prepare them for key roles as they face critical challenges in their professional development. Our succession management process enables us to build a talented pool of leaders with the skills and understanding of our business fundamentals required to continue the successful implementation of our strategy. Through ongoing training and development opportunities, our employees are taught new skills and their expertise is deepened in several critical areas, including H&S, customer-centric capabilities, environmental conservation and awareness, leadership development and stakeholder engagement.

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

In 2017, we introduced Cemex University, which aims to develop a digital continuous learning ecosystem for our employees and respond to our multi-region, multi-business learning needs. Cemex University leverages traditional in-person training with new digital learning platforms to embed a growth mindset throughout our organization and fulfill our employees’ potential. Today, Cemex University’s learning portfolio comprises of seven academies and a suite of leadership development programs.

Through our Health & Safety, Cement Operations, Culture & Values, Supply Chain, Commercial, Sustainability and Digital Academies, Cemex University develops, business capabilities among our people to support Cemex’s strategy. An example of this is our Award-Winning program LEAP, which in 2021 and 2022 released a total of thirteen modules and a podcast, to help Sales Advisors better understand successful commercial interactions and our new commercial model. During this time, Cemex University also introduced a new Sustainability Academy and three new modules for the Operations Academy providing in-depth perspectives of our production and maintenance processes, as well as our strategy to decarbonize our operation. We continue to develop continuous learning pathways on current topics such as cybersecurity and anticorruption and, during 2023, we plan to continue expanding our learning portfolio by adding new courses on ethics, inclusive leadership and sustainable construction, among others.

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

Our four Leadership Development Programs—CONNECT, THRIVE, IGNITE, and Leader-to-Leader—allow us to provide new managers, newly appointed directors, and top-tier executives the foundational knowledge and necessary tools to support a successful transition and development in their roles. In 2022, 364 leaders across all our regions and business units participated in these programs.

In order to comprehensively measure the positive net balance of our employee experience, we build on the Employee Net Promoter Score (“eNPS”) methodology, a straightforward statistic. When asked whether they would recommend Cemex as a good place to work, our employees’ responses generated an eNPS score of 45 in 2022, higher than the global benchmark score measured by our survey provider and above our recently updated 2030 annual goal of 43 points. We are using this indicator to identify areas for improvement and for structuring regional, local, and team-specific action plans to address employee concerns.

Additionally, our Workforce Experience Survey helps us better understand from the perspective of our employees what organizational, digital, physical and interpersonal elements of our company require strengthening or developing so we can provide a consistently positive work experience for our employees worldwide. In 2022, 83% of our employees worldwide participated in this anonymous engagement survey, which yielded many important findings. The survey was 100% digital to promote hygiene protocols. To allow for a faster and consistent follow-up to the insights, we not only digitized much of the survey process but also empowered our “X Force” teams, a select group of employees who lead our coordinated follow-up and implementation of action plans that have been derived from our survey results.

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

As of the date of this annual report, as part of our strategic priorities, we are undertaking actions that are designed to streamline and reposition our portfolio in order to enhance our diversification and achieve higher profitable growth. As such, we expect to rebalance our portfolio by focusing on the markets we believe offer long-term growth potential and retaining those assets that we believe are best suited to grow, offering us long-term profitability. While these actions are being undertaken, we could continue to complement our strategic priorities with organic, bolt-on investments, on a stand-alone basis or with other partners, using a metropolis-centric approach leveraging our related businesses and digital strategy.

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

In particular, as outlined in our strategic priorities, we believe that the United States, Europe and Mexico are well-suited for vertically integrated positions near growing metropolises; and, in addition to our traditional cement, aggregated and ready-mix concrete core businesses, these metropolises exhibit a need for a value proposition we’re well-positioned to deliver by means of our Urbanization Solutions, which has led us to consider it as a key component of our Operating EBITDA Growth strategic priority.

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

•	Circularity.

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

OPERATING MODEL. We aim to operate effectively and achieve the greatest possible value by leveraging our knowledge and scale to establish best practices and common practices worldwide. Our operating model consists of: (i) working with global networks to share operative best practices and market our products and solutions; (ii) providing modern support functions and technology to clients and customers; (iii) having clear and effective transactional functions at all levels of our business; and (iv) maintaining efficient governance controls.

STAKEHOLDERS. Our stakeholders include our people, customers, shareholders, investors, suppliers, communities, NGOs, academia, governments, policymakers and business associations.

We add value to our: (i) employees by having plans and other resources that we believe provide a great workplace that helps them grow and build skills, expertise and a strong sense of purpose; (ii) customers by tailoring our offerings to solve their construction needs while making it easy for them to work with us and by providing enhanced performance and reliability; (iii) shareholders and investors by focusing on plans designed to maximize revenue, reduce costs, optimize assets, reduce risk and enforce strong governance; and (iv) communities and suppliers by serving as an engine of economic growth, building more capable, inclusive and resilient communities, striving to reduce local air, water and waste and conserve biodiversity, encouraging the creation of innovative solutions to reduce costs while promoting sustainable goods and services, and being a reliable client throughout the value chain, adding a trustworthy reputation to the negotiation.

Environment and Biodiversity Partners. We work closely with several partners to protect the environment and biodiversity of the countries in which we operate by engaging in fruitful partnerships with global, national and local organizations.

Knowledge and Innovation Partners. We often leverage the knowledge and expertise of thought partners from varied perspectives such as consulting, research institutions, universities, and technology partners.

These collaborations enable the design, development, curation and delivery of relevant learning experiences aligned with our strategic capabilities and emerging practices.

Shared Value Partners. Collaborations and partnerships with multilateral or international organizations, the private sector, and academia allow us to build synergies to scale our contributions to build a better future, continue to contribute to the development of sustainable communities and to support the enablement of a just transition to a lower-carbon economy.

Some of the most relevant partners we collaborate or have collaborated with include UN Global Compact, Resilient Cities, and All4Youth. We leverage our partnerships to foster the creation and scaling of social impact programs through four focus areas: (i) People, to provide community members with access to education and workplace training that enables inclusive long-term societal resilience; (ii) Economy, to support organizations and individuals that contribute to boosting local economies by developing skills to foster entrepreneurship, enable a sustainable economy, and lay the groundwork for a just transition; (iii) Structures, to leverage our expertise and quality building materials to improve the standards of livable housing and basic infrastructure in cities and communities; and (iv) Cities, to contribute to building green spaces and resilient communities, focusing on the natural and built environments.

Business Associations. We actively participate in various global, regional and national business associations to develop partnerships and promote our products and solutions. Our active involvement in these associations provides us, alongside other companies in our industry, with a platform to advocate for and educate on important topics such as promoting the use of concrete as an essential material for sustainable construction and policies.

Regain our Investment Grade Rating

We remain committed to regaining our investment grade rating, which is one of our top priorities. We believe our strategic priorities should allow us to make progress in reaching this goal, as we expect that we should be able to increase our free cash flow, which would enable us to further reduce our debt, invest in our business and potentially return value to our shareholders.

As a result of implementing our “Operation Resilience” strategy, in June 2021, we reached our investment grade capital structure target of reducing our consolidated leverage ratio (as defined in the then-effective 2017 Facilities Agreement) below 3.0x. During 2022, we achieved a total debt plus other financial obligations reduction of $332 million.

Our financial strategy is designed to strengthen our capital structure by: (i) reducing refinancing risks, mainly by reducing short-term maturities and extending average life of debt, which reached 5.0 years as of the end of 2022; (ii) lowering our financial costs, using available free cash flow and divestments to reduce our liabilities and/or optimizing our funding sources by looking for opportunities to issue new securities while redeeming other securities with higher costs, as well as managing our interest rate mix between fixed and floating rates; and (iii) maintaining ample liquidity through the revolving credit facility under the 2021 Credit Agreement and access to short-term credit lines. We believe that our debt portfolio currency mix, mainly in Dollars and Euros, together with our financial derivatives strategy, allows us to balance exposures to currency fluctuations in our most important markets while allowing for optimization of our funding costs.

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

As part of our strategic priorities, we have implemented initiatives that seek to improve our operational performance and expense rationalization, increasing our use of alternative fuels in several of the countries in which we operate, serving our customers better and at lower costs, optimizing our production and logistics supply chain models and optimizing our procurement strategy. Also, in connection with the implementation of our cost-reduction initiatives, since 2017, we have implemented a low-cost sourcing initiative which is designed to maintain the continuity of our operations, while looking to provide attractive costs without materially affecting the quality of the products and services we acquire by using a strategic sourcing process empowered by our people’s knowledge and quality management. This initiative is intended to reduce our cost of operations, while maintaining quality and timely delivery by acquiring goods and equipment from Mexico, India, Turkey and certain countries in Asia and Eastern Europe, among others.

Also, as part of these initiatives, at times we temporarily shut down (in some cases for a period of at least two months) some of our cement production lines in order to rationalize the use of our assets and reduce the accumulation of our inventories. In the past we have announced the permanent closure of some of our cement plants. Similar actions were taken in our ready-mix concrete and aggregates businesses. In the past, such rationalizations have included, among others, our operations in Mexico, the United States, including Puerto Rico, Spain, Croatia and the United Kingdom. As of December 31, 2022, we had four cement and grinding plants temporarily shut down (two cement plants in the United States, one cement plant in the United Kingdom, and two cement plants in Spain).

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

During different parts of the past years, we had reduced capital expenditures related to maintenance and expansion of our operations in response to weak demand for our products in some of the markets in which we do business. Such reductions were implemented with the intention of maximizing our free cash flow generation available for debt service and debt reduction, consistent with our ongoing efforts to strengthen our capital structure, improve our conversion of Operating EBITDA to free cash flow and regain our financial flexibility. During 2021 and 2022, our capital expenditures related to maintenance and expansion of our operations have been $1,094 million and $1,362 million, respectively, higher than the $795 million expended in 2020. Pursuant to the 2017 Facilities Agreement, until November 8, 2021, we were prohibited from making aggregate annual capital expenditures in excess of $1.5 billion (which were temporarily limited to $1.2 billion pursuant to the May 2020 Facilities Agreement Amendments (as defined below) for as long as we failed to report two consecutive quarters with a Consolidated Leverage Ratio of 5.25:1 or below) in any financial year (excluding certain capital expenditures, joint venture investments and acquisitions by each of CLH and CHP and their respective subsidiaries and those funded by Relevant Proceeds (as defined in the 2017 Facilities Agreement)), which capital expenditures, joint venture investments and acquisitions at any time then incurred were subject to a separate aggregate limit of (i) $500 million (or its equivalent) for CLH and its subsidiaries and (ii) $500 million (or its equivalent) for CHP and its subsidiaries. In addition, the amount which we and our subsidiaries were allowed to put towards permitted acquisitions and investments in joint ventures was restricted from exceeding certain thresholds as set forth in the 2017 Facilities Agreement. However, no similar restrictions apply pursuant to the Credit Agreements as long as we are in compliance with our financial covenants.

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

As of December 31, 2022, we did not depend on any single existing customer to conduct our business and the loss of any of our existing customers individually would not have had a material adverse effect on our financial condition or results of operations. For the period ended December 31, 2022, none of our individual customers represented more than 10% of our consolidated revenues.

Our Corporate Structure

Cemex, S.A.B. de C.V. is an operating and a holding company that primarily operates its business through subsidiaries which, in turn, hold interests in Cemex’s cement, aggregates, ready-mix concrete and Urbanization Solutions operating companies, as well as other businesses. The following chart summarizes Cemex’s corporate structure as of December 31, 2022. The chart also shows for each company, unless otherwise indicated,

Cemex’s approximate direct or indirect, or consolidated, percentage equity ownership or economic interest. The chart has been simplified to show only some of Cemex’s major holding companies and/or operating companies in most of the main countries in which Cemex operates, and/or relevant companies in which Cemex holds a significant direct or indirect interest and does not include all of Cemex’s operating subsidiaries and its intermediate holding companies.

CEMEX'S Corporate Structure

as of December 31, 2022

CEMEX, S.A.B. DE C.V. (Mexico)
CEMEX Innovation Holding Ltd. (Switzerland) 100% (1)
CEMEX Ventures B.V. (Netherlands) 100%
CEMEX Operaciones México, S.A. de C.V. (Mexico) 100% (1)
CxNetworks N.V. (Netherlands) 100% (2)
CEMEX España, S.A. (Spain) 99.86% (3)
CEMEX France Gestion (S.A.S.) (France) 100% (4)
RMC Holdings B.V. (Netherlands) 100%
CEMEX Holding (Israel) Limited (Israel) 100%
U.A.E. (United Arab Emirates) 100% (5)
CEMEX de Puerto Rico, Inc. (Puerto Rico) 100%
CEMEX UK (United Kingdom) 100% (4)
CEMEX Corp. (United States) 100%
CEMEX, Inc. (United States) 100%
CEMEX Materials, LLC. (United States) 100%
CEMEX Investments Limited (United Kingdom) 100%
CEMEX UK Operations Limited (United Kingdom) 100%
CEMEX Hrvatska d.d. (Croatia) 100%
Solid Cement Corporation (Philippines) 100% (6)
APO Cement Corporation (Philippines) 100% (6)
Assiut Cement Company, S.A.E. (Egypt) 95.8% (4)
CEMEX Dominicana, S.A. (Dominican Republic) 100% (4)
CEMEX España Operaciones, S.L.U. (Spain) 100% (4)
CEMEX Haití, S.A. (Haiti) 90% (4)
CEMEX Polska sp. Z.o.o (Poland) 100% (4)
CEMEX Czech Republic, s.r.o. (Czech Rep.) 100% (4)
CEMEX Deutschland AG (Germany) 100% (4)
CEMEX Holdings Philippines, Inc. (Philippines) 77.90% (4)
Trinidad Cement Limited (Trinidad and Tobago) 69.83% (4)
Caribbean Cement Company Limited (Jamaica) 79.04% (12)
Arawak Cement Company Limited (Barbados) 100%
CEMEX Jamaica Limited (Jamaica) 100% (4)
CEMEX Latam Holdings, S.A. (Spain) 95.30% (4)(7)
Cemento Bayano, S.A. (Panama) 99.5% (8)
GUATEMALA (Guatemala) 100% (9)
CEMEX Colombia S.A. (Colombia) 99.73% (10)
CEMEX Nicaragua, S.A. (Nicaragua) 100% (11)

(1)	Includes Cemex’s direct or indirect, or consolidated, interest.
(2)	CxNetworks N.V. is the direct owner of 34.78% interest of the global business and Information Technology (“IT”) consulting entity Neoris N.V.
(3)	Includes Cemex Operaciones México, S.A. de C.V.´s (“COM”), Cemex Innovation Holding Ltd (“CIH”) and Cemex’s interest, as well as shares held in Cemex España’s treasury.
(4)	Includes Cemex España’s direct or indirect, or consolidated, interest.
(5)

Represents Cemex España’s indirect economic interest in three companies incorporated in the United Arab Emirates: Cemex Topmix LLC, Cemex Supermix LLC and Cemex Falcon LLC. Cemex España indirectly owns a 49% equity interest in each of these companies and indirectly holds the remaining 51% of the economic benefits through agreements with other shareholders.

(6)	Represents CHP’s direct and indirect equity interest.
(7)	Represents outstanding shares of CLH’s capital stock and excludes treasury stock.
(8)	Represents CLH’s 99.483% indirect interest in ordinary shares, which excludes a 0.516% interest held in Cemento Bayano, S.A.’s treasury.
(9)	Represents CLH’s direct and indirect interest in three companies incorporated in Guatemala: Cemex Guatemala, S.A., Global Concrete, S.A., and Cementos de Centroamérica, S.A.
(10)	Represents CLH’s direct and indirect interest in ordinary and preferred shares and includes shares held in Cemex Colombia’s treasury.
(11)	Includes Cemex Colombia’s 99% interest and Corporación Cementera Latinoamericana, S.L.U.’s 1% interest.
(12)	Includes TCL’s direct and indirect 74.08% interest and Cemex’s indirect 4.96% interest held through other subsidiaries.

Our Operations in Mexico

Overview. For the year ended December 31, 2022, our operations in Mexico represented 21% of our revenues before eliminations resulting from consolidation in Dollar terms. As of December 31, 2022, our operations in Mexico represented 31% of our total installed cement capacity and 15% of our total assets, in Dollar terms.

As of December 31, 2022, Cemex, S.A.B. de C.V. was both a holding company for some of our operating companies in Mexico and was involved in the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and urbanization solutions in Mexico, as well as a construction materials and related products service provider. Cemex, S.A.B. de C.V., indirectly, is also the holding company of all our international operations. Cemex, S.A.B. de C.V. accounts for a substantial part of the revenues and operating income of our operations in Mexico.

Our Tepeaca cement plant in Puebla, Mexico, as of December 31, 2022, had a production capacity of 3.1 million tons of cement per year. In December 2014, we announced the restart of expansion project of the Tepeaca cement plant, consisting of the construction of a new kiln that is already in operation and a mill. Its total production capacity is expected to reach 4.6 million tons of cement per year by 2023 based on mill capacity. Additionally, we invested in the same region to increase our cement production capacity by 0.5 million tons of cement through a debottlenecking project for our operations in Huichapan. This project was completed during the first quarter of 2019. In May 2021, in order to generate enough supply to meet the increasing demand in the U.S. market and strengthen our position in the region, we resumed our operations in our CPN cement plant in Sonora, which has a production capacity of 1.9 million tons of cement per year.

In March 2022, following the successful restart of our operations in our CPN cement plant in Sonora, we announced the reactivation of our second CPN kiln in the Sonora plant to continue leveraging Cemex’s regional trading network to meet growing cement demand throughout the western United States. This project was completed during the fourth quarter of 2022 serving customers across Arizona, California and Nevada.

In 2001, we launched the Construrama program, a registered brand name for construction material stores. Through this program, we offer to an exclusive group of our Mexican distributors the opportunity to sell a variety of products under the Construrama brand name, a concept that includes the standardization of stores, image, marketing, products and services. As of December 31, 2022, 1,123 independent concessionaries with 2,389 stores were integrated into the Construrama program, with nationwide coverage.

Industry. For 2022, the National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía) indicated that total construction activity in Mexico increased 0.4% as of December 2022 (seasonally adjusted figures). Such marginal increase has been attributed to the post-pandemic recovery of the formal construction industry, particularly in the industrial sector.

Cement in Mexico is sold mainly through distributors, with the remaining balance sold through ready-mix concrete producers, manufacturers of pre-cast concrete products and construction contractors. Cement sold through distributors is mixed with aggregates and water by the end user at the construction site to form concrete. Ready-mix concrete producers mix the ingredients in plants and deliver it to local construction sites in mixer trucks, which pour the concrete. Unlike more developed economies, where purchases of cement are concentrated in the commercial and industrial sectors, retail sales of cement through distributors in 2022 accounted for approximately 55% of Mexico’s demand (bagged presentation). Individuals who purchase bags of cement for self-construction and other basic construction needs are a significant component of the retail sector. We believe that this large retail sales base is a factor that significantly contributes to the overall performance of the cement market in Mexico.

The retail nature of the Mexican cement market also enables us to foster brand loyalty, which distinguishes us from other worldwide producers selling primarily in bulk. We own the registered trademarks for our brands in Mexico, such as “Tolteca,” “Monterrey,” “Maya,” “Anahuac,” “Campana,” “Gallo,” “Centenario,” as well as certain sub-brands, such as “Extra,” “Impercem” and “Optimo” for gray cements and mortar and, additionally, recently launched “Multiplast” for coatings. We believe that these brand names are important in Mexico since cement is principally sold in bags to retail customers who may develop brand loyalty based on differences in quality and service. We also have trademark registrations for our special concrete’s brands such as “Promptis,” “Resilia,” “Pervia,” “Insularis” and “Evolution.” In Mexico, we introduced “Vertua” as a value cement and concrete brand. “Vertua” is Cemex’s global brand for low carbon footprint products. In addition, we own the registered trademark for the “Construrama” brand name for construction material stores and for our new digital solution we have trademark registrations for “CEMEX Go” and “Olivia.”

Competition. In the early 1970s, the cement industry in Mexico was regionally fragmented. However, since that time, cement producers in Mexico have increased their production capacity and the cement industry in Mexico has consolidated into a national market, thus becoming increasingly competitive. As of December 31, 2022, the major cement producers in Mexico were Cemex; Holcim; Sociedad Cooperativa Cruz Azul, a Mexican operator; Cementos Moctezuma, an associate of Cements Molins and Buzzi-Unicem; and GCC, S.A.B. de C.V. (“GCC,” formerly named Grupo Cementos de Chihuahua, S.A.B. de C.V.), a Mexican operator in whose majority holder, Camcem, S.A. de C.V., we hold a minority interest. During 2013, a then-new cement producer, Elementia (now Fortaleza Materiales), entered the market and in 2014 acquired two cement plants from Lafarge (prior to the Lafarge-Holcim merger). As of December 31, 2022, the major ready-mix concrete producers in Mexico were Cemex, Holcim, Sociedad Cooperativa Cruz Azul and Cementos Moctezuma. In addition, as of December 31, 2022, the use of non-integrated ready-mixers has been increasing.

We believe potential entrants into the Mexican cement market face various barriers to entry, including, among other things: the time-consuming and expensive process of establishing a retail distribution network and developing the brand identification necessary to succeed in the retail market; the lack of port infrastructure and the high inland transportation costs resulting from the low value-to-weight ratio of cement; the distance from ports to major consumption centers and the presence of significant natural barriers, such as mountain ranges, which border Mexico’s east and west coasts; the strong brand recognition and the wide variety of special products with enhanced properties; the extensive capital expenditure requirements; and the length of time required for construction of new plants, which we estimate is approximately two years. Nevertheless, Fortaleza Materiales started a stand-alone cement mill in the Yucatán Peninsula during October 2020. Additionally, at the end of the first quarter of 2021, Holcim started operating a stand-alone cement mill located in the Yucatán Peninsula, aiming to strengthen its market position and supply cost in this region. During 2022, a new independent producer, Grupo Comercial AMORI, entered the market in the Yucatán Peninsula with a cement mill facility located in Progreso, Yucatán, under the brand “Cementos Jaguar.” This facility corresponds to the first new entry into the cement industry since Fortaleza’s incursion in 2013.

Urbanization Solutions. In Mexico, for the year ended December 31, 2022, in terms of relevant revenues, our Related Services and Circularity verticals were the main contributors. These businesses are located across Mexico.

Our Operating Network in Mexico

During 2022, we operated 15 cement plants and 108 cement distribution centers (including eight marine terminals) located throughout Mexico.

We operate cement plants on the Gulf of Mexico and Pacific coasts of Mexico, most of the time allowing us to take advantage of attractive transportation costs to export to the United States and the SCA&C region, when possible.

Products and Distribution Channels

Cement. For the year ended December 31, 2022, our cement operations represented 57% of revenues from our operations in Mexico before eliminations resulting from consolidation in Dollar terms and our domestic cement sales volume represented 89% of our total cement sales volume in Mexico. As a result of the retail nature of the Mexican market, our operations in Mexico are not dependent on a limited number of large customers. The total volume of the five most important distributors accounted for 12% of our total cement sales by volume in Mexico in 2022 (excluding our in-house channels).

Ready-Mix Concrete. For the year ended December 31, 2022, our ready-mix concrete operations represented 20% of revenues from our operations in Mexico before eliminations resulting from consolidation in Dollar terms. Our ready-mix concrete operations in Mexico purchase substantially all their cement requirements from our cement operations in Mexico. Ready-mix concrete is sold through our own internal sales force and facilities network.

Aggregates. For the year ended December 31, 2022, our aggregates operations represented 6% of revenues from our operations in Mexico before eliminations resulting from consolidation in Dollar terms.

Urbanization Solutions and Others: For the year ended December 31, 2022, our Urbanization Solutions and other businesses operations represented 17% of revenues from our operations in Mexico before eliminations resulting from consolidation in Dollar terms.

Exports. Our operations in Mexico export a portion of their cement production, mainly in the form of cement and to a lesser extent in the form of clinker. Exports of cement by our operations in Mexico represented 14% of our total cement sales volume in Mexico for 2022. In 2022, 92% of our cement exports from Mexico were to the United States and 8% were to our Rest of SCA&C segment.

The cement and clinker exports by our operations in Mexico to the United States are mostly marketed through our trading network subsidiaries. Our cement and clinker transactions between Cemex and its subsidiaries, are conducted on an arm’s-length basis.

Production Costs. Our cement plants in Mexico primarily utilize pet coke and alternative fuels. Two 20-year pet coke supply contract agreements with PEMEX Madero refinery expired at the end of September 2022. The contracts were replaced by a 5-year supply agreement awarded in a tender for an estimated 30% of our pet coke consumption. By the end of October 2022, PEMEX unilaterally suspended deliveries from the Cadereyta refinery in two additional contracts. Cemex and PEMEX agreed on a new pricing methodology based on the current pet coke market for the remainder of the contract period. PEMEX is expected to open a tender for the Cadereyta refinery in June 2023. Cemex was also awarded a 2-year contract for the Minatitlan refinery in November 2022, which is equivalent to 11% of our cement plant consumption. In general, we have been able to purchase pet coke in the open market when needed to make up for any quantities not supplied by PEMEX. In addition, in 1992, our operations in Mexico began using alternative fuels to further reduce the consumption of residual fuel oil and natural gas. These alternative fuels represented 36% of the total fuel consumption for our cement plant operations in Mexico in 2022. For additional information, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Cash Requirements.”

In 1999, we entered into an agreement with an international partnership, which financed, built and operated TEG, a 230 megawatt (“MW”) energy plant in Tamuín, San Luis Potosí, Mexico. We entered into this agreement in order to reduce the volatility of our energy costs. The power plant commenced commercial operations in April 2004. In 2007, the original operator was replaced and the agreement was extended to 2027. At the end of 2023, TEG is expected to migrate to the wholesale market to supply Cemex load points. For additional information, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Cash Requirements.”

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

In connection with the beginning of full commercial operations of Ventika, S.A.P.I. de C.V. and Ventika II S.A.P.I. de C.V. wind farms (jointly, “Ventikas”), located in the Mexican state of Nuevo León, with a combined generation capacity of 252 MW, we agreed to acquire a portion of the energy generated by Ventikas for our Mexican plants for a period of 20 years, which began in April 2016. During 2022, Ventikas supplied 8.5% of Cemex’s overall electricity needs in Mexico. This agreement is for Cemex’s own use and as of the date of this annual report, Cemex does not intend to engage in energy trading in Mexico.

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

Description of Properties, Plants and Equipment. As of December 31, 2022, we had 15 wholly-owned cement plants (all of them active) with a cement installed capacity of 27.3 million tons per year and proportional interests through associates in three other cement plants located throughout Mexico. We have exclusive access to limestone quarries and clay reserves near each of our plant sites in Mexico. We estimate that, as of December 31, 2022, the limestone and clay permitted proven and probable reserves of our operations in Mexico had an average remaining life of 127 and 107 years, respectively, assuming 2018 to 2022 average annual production levels. As of December 31, 2022, all our producing plants in Mexico utilized the dry process.

As of December 31, 2022, we had a network of 100 land distribution centers in Mexico, which are supplied through a fleet of our own trucks and rail cars, as well as leased trucks and rail facilities, and operated eight marine terminals. In addition, we had 259 ready-mix concrete plants (31 were temporarily inactive) throughout 75 cities in Mexico, more than 2,200 ready-mix concrete delivery trucks and 13 aggregates quarries (one was temporarily inactive).

Capital Expenditures. We made capital expenditures of $144 million in 2020, $190 million in 2021, and $265 million 2022. As of December 31, 2022, we expected to make capital expenditures of over $186 million in our operations in Mexico during 2023.

Our Operations in the United States

Overview. For the year ended December 31, 2022, our operations in the United States represented 27% of our revenues before eliminations resulting from consolidation in Dollar terms. As of December 31, 2022, our operations in the United States represented 16% of our total installed cement capacity and 48% of our total assets, in Dollar terms. As of December 31, 2022, Cemex, Inc. was the main holding company of our operating subsidiaries in the United States.

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

Prior to the impact of the COVID-19 pandemic, the construction industry had showed signs of a slow recovery from the financial crisis experienced during 2008 and 2009, which was the worst downturn in over 70 years. The construction industry was hit particularly hard during this financial crisis due to the collapse of the housing sector. Housing starts fell 73% from a peak of 2.1 million units in 2005 to only 554,000 units in 2009. The decline in housing and other construction activity resulted in a 45% decline in cement demand from 2005 to 2010. The economic recovery had proceeded at a relatively moderate pace, with real GDP average annual growth of 2.3% since 2011 through the end of 2019. With the economy growing again, the construction sector stabilized in 2010 and joined the economy-wide recovery in 2011. The excess vacant inventory in the housing sector has been absorbed and existing home inventories for sale have declined to below normal levels across the nation, which together have supported an increase in housing prices for 2017, 2018 and 2019 of about 16%. Housing starts increased by 223% from 554 thousand units in 2009 to 1.3 million units in 2019. Housing starts in 2019 increased by 3% from 2018 to 1.3 million units, which remains below the historical steady state level. The industrial-and-commercial sector had also been growing with nominal spending up 8% from 2014 to 2019. Industrial-and-commercial nominal spending decreased by 2% in 2019. The public sector, which has lagged compared to the other construction sectors in this recovery, recorded a spending increase of 9% in 2019. Cement demand had been increasing annually since 2014 with an estimated growth of 1.8% in 2022 after an increase of 15% from 2016 to 2022. As of December 31, 2022, the Portland Cement Association is forecasting a 3.5% decrease in cement demand in the United States for 2023, but as of the date of this annual report we are not able to assess whether the cement demand in the United States will decrease or not during 2023. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—Future pandemics and epidemics, such as the COVID-19 pandemic, could materially adversely affect our financial condition and results of operations.” High mortgage rates resulting from Federal Reserve interest rate increases and quantitative tightening could result in lower than expected single family housing demand. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations.”

Competition. As of December 31, 2022, the cement industry in the United States was highly competitive, including national and regional cement producers in the United States. As of December 31, 2022, our principal competitors in the United States were Holcim, Buzzi-Unicem, HeidelbergCement AG (“Heidelberg”) and CRH.

As of December 31, 2022, the independent U.S. ready-mix concrete industry was highly fragmented. According to the National Ready Mixed Concrete Association (“NRMCA”), it is estimated that as of December 31, 2022 there were about 6,500 ready-mix concrete plants that produce ready-mix concrete in the United States and about 65,000 ready-mix concrete mixer trucks that delivered the concrete to the point of placement. The NRMCA estimates that, as of December 31, 2022, the value of ready-mix concrete produced by the industry was approximately $35 billion per year. Given that the concrete industry has historically consumed approximately 75% of all cement produced annually in the United States, many cement companies choose to develop concrete plant capabilities.

Aggregates are widely used throughout the United States for all types of construction because they are the most basic materials for building activity. The United States Geological Survey (“USGS”) estimates over 2.5 billion tons of aggregates were produced in 2022, an increase of about 1% over 2021. As of December 31, 2022, crushed stone accounted for 60% of aggregates consumed, sand & gravel for 39%, and slag for 1%. These products are produced in all 50 states and had a value of $32 billion as of December 31, 2022. The United States aggregates industry is highly fragmented and geographically dispersed. The top ten producing states represented more than 53% of all production as of year-end 2022. According to the USGS, during 2022, an estimated 3,300 companies operated 6,200 sand and gravel sites and 1,340 companies operated 3,290 crushed stone quarries in the 50 states.

Urbanization Solutions. In the United States, for the year ended December 31, 2022, in terms of relevant revenues, our Related Services and Industrialized Construction verticals were the main contributors. These businesses are located across the Sun Belt region of the United States.

Our Operating Network in the United States

The maps below reflect the location of our operating assets, including our cement plants and cement terminals in the United States as of December 31, 2022.

Products and Distribution Channels

Cement. For the year ended December 31, 2022, our cement operations represented 30% of revenues from our operations in the United States, before eliminations resulting from consolidation in Dollar terms. In the

United States, we deliver a substantial portion of cement by rail, which occasionally goes directly to customers. Otherwise, shipments go to distribution terminals where customers pick up the product by truck or we deliver the product by truck. The majority of our cement sales in the United States are made directly to users of gray portland and masonry cements, generally within a radius of approximately 200 miles of each plant.

Ready-Mix Concrete. For the year ended December 31, 2022, our ready-mix concrete operations represented 42% of revenues from our operations in the United States, before eliminations resulting from consolidation in Dollar terms. Our ready-mix concrete operations in the United States purchase most of their cement aggregates requirements from our cement operations in the United States. Our ready-mix concrete products are mainly sold to residential, commercial and public contractors and to building companies.

Aggregates. For the year ended December 31, 2022, our aggregates operations represented 18% of revenues from our operations in the United States, before eliminations resulting from consolidation in Dollar terms. We estimate that, as of December 31, 2022, the hard rock quarries and sand and gravel pits permitted proven and probable reserves of our operations in the United States had an average remaining life of 26 and 20 years, respectively, assuming 2018 to 2022 average annual aggregates production levels. Our aggregates are consumed mainly by our internal operations and by our trade customers in the ready-mix, concrete products and asphalt industries.

Urbanization Solutions and Others: For the year ended December 31, 2022, our Urbanization Solutions and other businesses operations represented 10% of revenues from our operations in the United States before eliminations resulting from consolidation in Dollar terms.

Production Costs. The largest cost components of our plants are usually electricity and fuel. Fuel accounted for 12% of our total production costs of our cement operations in the United States in 2022. As of December 31, 2022, we had been implementing a program expected to gradually replace coal with more economic fuels, such as pet coke, tires and other alternative fuels, which has resulted in reduced energy costs. By retrofitting our cement plants to handle alternative energy fuels, we believe we have gained more flexibility in supplying our energy needs and have become less vulnerable to potential price spikes in energy. Power costs in 2022 represented 7% of the cash manufacturing cost of our cement operations in the United States, which represents production cost before depreciation. We aim to improve the efficiency of our electricity usage of our cement operations in the United States, concentrating our manufacturing activities in off-peak hours and negotiating lower rates with electricity suppliers.

Description of Properties, Plants and Equipment. As of December 31, 2022, we operated a geographically diverse base of 10 cement manufacturing plants in the United States (two were temporarily inactive) located in Alabama, California, Colorado, Florida, Georgia, Pennsylvania, Tennessee and Texas, and had a total installed cement capacity of 14.1 million tons per year. We estimate that, as of December 31, 2022, the limestone permitted proven and probable reserves of our operations in the United States had an average remaining life of 49 years, assuming 2018 to 2022 average annual production levels. As of December 31, 2022, we operated a distribution network of 33 cement terminals (four of which we distributed fly ash through) and 11 deep-water import terminals. All of our 10 cement production facilities in 2022 were wholly-owned by Cemex, Inc. As of December 31, 2022, Cemex, Inc. had 327 ready-mix concrete plants (36 were temporarily inactive) located in Alabama, Arizona, California, Florida, Georgia, Louisiana, Nevada, Tennessee, Texas and Virginia and operated a total of 55 aggregates quarries (14 were temporarily inactive) in Arizona, California, Florida, Georgia, Nevada, South Carolina and Texas. As of December 31, 2022, we had 16 concrete block facilities. Considering mainly the negative effects of the COVID-19 pandemic on certain idle assets that will remain closed for the foreseeable future in relation to the estimated sales volumes and our ability to supply demand by achieving efficiencies in other operating assets, during 2022, we recognized non-cash impairment losses related to fixed assets of $26 million in the United States.

In the United States, we have continued to take a number of actions to streamline our operations and improve productivity, including temporary capacity adjustments and rationalizations in some of our cement plants, and shutdowns of ready-mix concrete and block plants and aggregates quarries. As of December 31, 2022, we were utilizing approximately 89% of our ready-mix concrete plants, 75% of our block manufacturing plants and 73% of our aggregates quarries in the United States.

Capital Expenditures. We made capital expenditures of $284 million in 2020, $373 million in 2021 and $551 million in 2022 in our operations in the United States. As of December 31, 2022, we expected to make capital expenditures of $492 million in our operations in the United States during 2023.

EMEAA

For the year ended December 31, 2022, our business in the EMEAA region, which includes our operations in the EMEAA region and the Rest of EMEAA segment, as described below, represented 27% of our revenues before eliminations resulting from consolidation in Dollar terms. As of December 31, 2022, our operations in the EMEAA region represented 39% of our total installed capacity and 23% of our total assets, in Dollar terms.

Our Operations in the United Kingdom

Overview. For the year ended December 31, 2022, our operations in the United Kingdom represented 5% of our revenues, before eliminations resulting from consolidation in Dollar terms. As of December 31, 2022, our operations in the United Kingdom represented 5% of our total assets, in Dollar terms.

As of December 31, 2022, we were a leading provider of building materials in the United Kingdom with vertically integrated cement, ready-mix concrete, aggregates and asphalt operations, and we were also an important provider of concrete and precast materials solutions such as concrete blocks, concrete block paving, flooring systems and sleepers for rail infrastructure.

Industry. According to the United Kingdom Office for National Statistics (“ONS”), total construction output increased by 5.6% in 2022, which follows a record increase of 12.8% in 2021. The ONS also reported that construction orders increased by 3.8% year-over-year in 2022. This was driven by an 8.5% growth in new housing orders while industrial-commercial new construction rose by 7.4%. Industrial projects were particularly strong during the year, increasing by 42.5%, although they accounted for only about 6.1% of total new construction orders. Meanwhile, infrastructure decreased by 2.5% in 2022. As of December 31, 2022, the official data corresponding to 2022 has not been released by the Mineral Products Association, but as of the date of this annual report we estimate that domestic cement demand decreased at low single-digit rates in 2022 compared to 2021. Ready-mix concrete consumption in the full year 2022 decreased by 3.8%.

Competition. As of December 31, 2022, our primary competitors in the United Kingdom are: Tarmac (owned by CRH after divestments by Lafarge and Holcim during their merger), Hanson (a subsidiary of Heidelberg), Aggregate Industries (a subsidiary of Holcim) and Breedon, which acquired Hope Construction Materials (owned by Mittal Investments). In addition, during 2022 an estimated 3.4 million tons of cement were imported to the United Kingdom by various players including CRH, Holcim, Heidelberg and other independents, with products that compete with ours increasingly arriving from over-capacity markets including Ireland, Spain and Greece.

Urbanization Solutions. In the United Kingdom, for the year ended December 31, 2022, in terms of relevant revenues, our Urbanization Solutions business consisted primarily of asphalt, concrete block, mortars and admixtures, among others. These businesses are located across the United Kingdom.

Our Operating Network in the United Kingdom

Products and Distribution Channels

Cement. For the year ended December 31, 2022, our cement operations represented 25% of revenues from our operations in the United Kingdom before eliminations resulting from consolidation in Dollar terms. About 83% of our United Kingdom cement sales were of bulk cement, with the remaining 17% in bags. Our bulk cement is mainly sold to ready-mix concrete, concrete block and pre-cast product customers and contractors. Our bagged cement is primarily sold to national builders’ merchants.

Ready-Mix Concrete. For the year ended December 31, 2022, our ready-mix concrete operations represented 26% of revenues from our operations in the United Kingdom before eliminations resulting from consolidation in Dollar terms. Special products, including self-compacting concrete, fiber-reinforced concrete, high strength concrete, flooring concrete and filling concrete, represented 27% of our 2022 United Kingdom sales volume. In 2022, our ready-mix concrete operations in the United Kingdom purchased 96% of its cement requirements from our cement operations in the United Kingdom and 82% of its aggregates requirements from our aggregates operations in the United Kingdom. Our ready-mix concrete products are mainly sold to public, commercial and residential contractors.

Aggregates. For the year ended December 31, 2022, our aggregates operations represented 30% of revenues from our operations in the United Kingdom before eliminations resulting from consolidation in Dollar terms. In 2022, our United Kingdom aggregates sales were divided as follows: 60% were sand and gravel, 39% were limestone, and 1% was hardstone. In 2022, 35% of our aggregates volumes were obtained from marine sources along the United Kingdom’s coast. In 2022, 31% of our United Kingdom aggregates production was consumed by our own ready-mix concrete operations as well as our asphalt, concrete block and precast operations. We also sell aggregates to major contractors to build roads and other infrastructure projects.

Urbanization Solutions and Others: For the year ended December 31, 2022, our Urbanization Solutions and other businesses operations represented 19% of revenues from our operations in the United Kingdom before eliminations resulting from consolidation in Dollar terms.

Cement Production Costs. In 2022, fixed production costs increased by 6.5% driven by increased maintenance costs and significant inflationary pressures. Variable costs increased by 23% in absolute terms, primarily as a result of increased costs of energy and purchased cement and clinker. During 2022, we continued to implement our cost reduction programs through our use of alternative fuels.

Ready-Mix Concrete Production Costs. In 2022, fixed production costs increased by 10.9%, as compared to fixed production costs in 2021, due to increased maintenance spend following only essential spend during the COVID-19 pandemic.

Aggregates Production Costs. In 2022, fixed production costs increased by 5.6% as compared to 2021 fixed production costs due to a change in insurance allocation between U.K. businesses and increased spend on temporary labor and machine hire following restrictions resulting from the COVID-19 pandemic.

Description of Properties, Plants and Equipment. As of December 31, 2022, we had two cement plants (one was temporarily inactive) and one clinker grinding facility in the United Kingdom. Assets in operation at year-end 2022 represent an installed cement capacity of 3.6 million tons per year, the same level as 2021. We estimate that, as of December 31, 2022, the limestone and clay permitted proven and probable reserves of our operations in the United Kingdom had an average remaining life of 46 and 38 years, respectively, assuming 2018 to 2022 average annual production levels. As of December 31, 2022, we also owned three cement import terminals and operated 125 ready-mix concrete plants (25 were temporarily inactive), 32 aggregates quarries (11 were temporarily inactive), 15 marine licenses (all of them active), 16 distribution centers, and 13 marine terminals in the United Kingdom. In addition, we had operating units dedicated to the asphalt, concrete blocks, concrete block paving, sleepers and flooring businesses in the United Kingdom.

In order to have access to blended cements, which are more sustainable based on their reduced clinker factor and use of by-products from other industries, our grinding and blending facility at the Port of Tilbury, located on the Thames River east of London has an annual grinding capacity of 0.9 million tons, which allows us to have access to blended cements.

Capital Expenditures. We made capital expenditures of $55 million in 2020, $94 million in 2021 and $74 million in 2022 in our operations in the United Kingdom. As of December 31, 2022, we expected to make capital expenditures of $64 million in our operations in the United Kingdom during 2023.

Our Operations in France

Overview. As of December 31, 2022, we were a leading ready-mix concrete producer and a leading aggregates producer in France. For the year ended December 31, 2022, our ready-mix concrete operations represented 64%, aggregates represented 34% and Urbanization Solutions represented 2%, respectively, of revenues from our operations in France before eliminations resulting from consolidation in Dollar terms. We distribute most of our materials by road and a significant quantity by waterways, seeking to maximize the use of this efficient and sustainable alternative. For the year ended December 31, 2022, our operations in France represented 4% of our revenues before eliminations resulting from consolidation in Dollar terms. As of December 31, 2022, our operations in France represented 4% of our total assets, in Dollar terms.

Industry. According to the National Institute of Statistics and Economic Studies, housing starts in the residential sector decreased by 3.9% in 2022 compared to 2021. Non-residential starts (m2) increased by 6.5% in 2022 compared to 2021 and demand from the public works sector decreased by 7.4% over the same period. According to National Union of Quarrying and Building Materials Industries (French Association), ready-mix concrete consumption decreased by 4% in 2022.

Competition. As of December 31, 2022, our main competitors in the ready-mix concrete market in France included Holcim, Heidelberg, CRH and Vicat SA, and our main competitors in the aggregates market in France included Holcim, Heidelberg, Colas (Bouygues) and Eurovia (Vinci). In France, we rely on sourcing cement from third parties, while many of our major competitors in ready-mix concrete are subsidiaries of French cement producers.

Urbanization Solutions. In France, for the year ended December 31, 2022, our Urbanization Solutions business consisted of admixtures. This business is located across France.

Our Operating Network in France

Description of Properties, Plants and Equipment. As of December 31, 2022, we operated 195 ready-mix concrete plants in France (five were temporarily inactive), two marine terminals located in Le Havre, on the northern coast of France, 18 land distribution centers, 46 aggregates quarries (five were temporarily inactive) and 11 river ports.

Capital Expenditures. We made capital expenditures of $62 million in 2020, $44 million in 2021, and $57 million in 2022 in our operations in France. As of December 31, 2022, we expected to make capital expenditures of $40 million in our operations in France during 2023.

Our Operations in Germany

Overview. For the year ended December 31, 2022, our operations in Germany represented 3% of our revenues, before eliminations resulting from consolidation in Dollar terms. As of December 31, 2022, our operations in Germany represented 2% of our total assets, in Dollar terms. For the year ended December 31, 2022, cement represented 37%, ready-mix concrete represented 32%, aggregates represented 14%, Urbanization Solutions and our other businesses represented 17%, respectively of revenues from our operations in Germany before eliminations resulting from consolidation in Dollar terms. As of December 31, 2022, we were a leading provider of building materials in Germany, with vertically integrated cement, ready-mix concrete and aggregates businesses.

Industry. Relatedly, according to DESTATIS, the German Federal Statistical Office, domestic sales volume decreased by 5.2% in 2022 compared to 2021. This coincided with a 20.9% increase in producer prices for cement during this same period.

Competition. As of December 31, 2022, our primary competitors in the cement market in Germany were Heidelberg, Dyckerhoff (a subsidiary of Buzzi-Unicem), Holcim, CRH and Schwenk, a local German competitor. These competitors, along with Cemex in Germany, represented a market share of above 95%, as estimated by us, for 2022. The ready-mix concrete and aggregates markets in Germany are fragmented and regionally heterogeneous, with many local competitors. The consolidation process in the ready-mix concrete and aggregates markets is moderate.

Urbanization Solutions. In Germany, for the year ended December 31, 2022, our Urbanization Solutions business consisted of admixtures. This business is located mainly in the eastern and western regions of Germany.

Our Operating Network in Germany

Description of Properties, Plants and Equipment. As of December 31, 2022, we operated one cement plant and one cement grinding mill in Germany and our installed cement capacity was 3.1 million tons per year. We estimate that, as of December 31, 2022, the limestone permitted proven and probable reserves of our operations in Germany had an average remaining life up to 33 years, assuming 2018 to 2022 average annual production levels. In July 2022, Cemex completed the acquisition of a 53% stake in ProStein, a German aggregates company. Our aggregate sales in Germany are expected to double as a result of the acquisition. ProStein’s assets include six active hardstone plants. As of December 31, 2022, our operations in Germany also included 57 ready-mix concrete plants (all of them active), 28 aggregates quarries (12 were temporarily inactive) and three land distribution centers.

Capital Expenditures. We made capital expenditures of $24 million in 2020, $29 million in 2021, and $33 million in 2022 in our operations in Germany. As of December 31, 2022, we expected to make capital expenditures of $38 million in our operations in Germany during 2023.

Our Operations in Poland

Overview. For the year ended December 31, 2022, our operations in Poland represented 2% of our revenues before eliminations resulting from consolidation in Dollar terms. As of December 31, 2022, our operating business in Poland represented 1% of our total assets, in Dollar terms. As of December 31, 2022, we were a leading provider of building materials in Poland, serving the cement, ready-mix concrete and aggregates markets. As of December 31, 2022, we operated two cement plants (all of them active) and one grinding mill with an installed cement capacity of 3.8 million tons per year. As of December 31, 2022, we also operated 44 ready-mix concrete plants (two were temporarily inactive), six aggregates quarries (all of them active), two distribution centers and two marine terminals in Poland. For the year ended December 31, 2022, cement represented 58%, ready-mix concrete represented 33%, aggregates represented 8% and Urbanization Solutions and our other businesses represented 1%, respectively of revenues from our operations in Poland before eliminations resulting from consolidation in Dollar terms.

Industry. Preliminary estimates suggest that total cement consumption in Poland decreased approximately 1% in 2022 from 2021.

Competition. As of December 31, 2022, our primary competitors in the cement, ready-mix concrete and aggregates markets in Poland were Heidelberg, Holcim, CRH, Dyckerhoff and Miebach.

Capital Expenditures. We made capital expenditures of $19 million in 2020, $29 million in 2021, and $33 million in 2022 in our operations in Poland. As of December 31, 2022, we expected to make capital expenditures of $41 million in our operations in Poland during 2023.

Urbanization Solutions. In Poland, for the year ended December 31, 2022, in terms of relevant revenues, our Urbanization Solutions business consisted primarily of admixtures and mortars. These businesses are located across Poland.

Our Operations in Spain

Overview. For the year ended December 31, 2022, our operations in Spain represented 2% of our revenues before eliminations resulting from consolidation in Dollar terms. As of December 31, 2022, our operating business in Spain represented 2% of our total assets, in Dollar terms.

Industry. According to the Spanish Ministry of Industry, total cement consumption in Spain decreased by 1% in 2022 compared to 2021. As of December 31, 2022, cement exports from Spain amounted to 4.1 million tons. In recent years, Spanish cement and clinker export volumes have fluctuated, reflecting the rapid changes in demand in the Mediterranean basin as well as the strength of the Euro and changes in the domestic market. According to the Spanish Ministry of Industry, these total export volumes remained flat in 2020, increased 25% in 2021 and decreased 2% in 2022 compared to 2021.

Competition. According to our estimates, as of December 31, 2022, we were one of the top four producers of clinker and cement in Spain. Competition in the ready-mix concrete industry is intense in large urban areas. The overall high degree of competition in the Spanish ready-mix concrete industry is reflected in the multitude of offerings from a large number of concrete suppliers. We have focused on developing value-added products and attempting to differentiate ourselves in the marketplace. The distribution of ready-mix concrete remains a key component of our business strategy in Spain.

Urbanization Solutions. In Spain, for the year ended December 31, 2022, in terms of relevant revenues, our Urbanization Solutions business consisted primarily of mortars and admixtures. These businesses are located across Spain.

Products and Distribution Channels

Cement. For the year ended December 31, 2022, our cement operations represented 64% of revenues from our operations in Spain before eliminations resulting from consolidation in Dollar terms. We offer various types of cement in Spain, targeting specific products to specific markets and users. In 2022, 16% of the domestic sales volume of our main operating subsidiary in Spain consisted of bagged cement, and the remainder of its domestic sales volume consisted of bulk cement, primarily to ready-mix concrete operators, including sales to our other operations in Spain, as well as industrial customers that use cement in their production processes and construction companies.

Ready-Mix Concrete. For the year ended December 31, 2022, our ready-mix concrete operations represented 23% of revenues from our operations in Spain before eliminations resulting from consolidation in Dollar terms. Our ready-mix concrete operations in Spain in 2022 purchased 94% of their cement requirements from our cement operations in Spain and 63% of their aggregates requirements from our aggregates operations in Spain.

Aggregates. For the year ended December 31, 2022, our aggregates operations represented 8% of revenues from our operations in Spain before eliminations resulting from consolidation in Dollar terms.

Urbanization Solutions and Others: For the year ended December 31, 2022, our Urbanization Solutions and other businesses operations represented 5% of revenues from our operations in Spain before eliminations resulting from consolidation in Dollar terms.

Exports. Exports of cement and clinker by our operations in Spain, which represented 29% of our total cement sales volume in Spain for 2022, which increased 8% in 2022 compared to 2021. Of our total exports from Spain in 2022, 58% consisted of gray portland cement and 42% of clinker.

Production Costs. We have improved the efficiency of our operations in Spain by introducing technological improvements that have significantly reduced our energy costs, including the use of alternative fuels, in accordance with our cost reduction efforts. In 2022, we used organic waste, tires and plastics as fuel, achieving a 48% substitution rate for pet coke in our gray and white clinker kilns for the year.

Description of Properties, Plants and Equipment. As of December 31, 2022, our operations in Spain included six cement plants (two were temporarily inactive) located in Spain with an annual installed cement capacity of 7.7 million tons. As of that date, we also had 30 operative distribution centers, including 19 land and 11 marine terminals, 51 ready-mix concrete plants (15 were temporarily inactive), 22 aggregates quarries (eight were temporarily inactive), eight mortar plants and one admixture plant. We estimate that, as of December 31, 2022, the limestone and clay permitted proven and probable reserves of our operations in Spain had an average remaining life of 56 and 36 years, respectively, assuming 2018 to 2022 average annual production levels.

Capital Expenditures. We made capital expenditures of $22 million in 2020, $34 million in 2021, and $27 million in 2022 in our operations in Spain. As of December 31, 2022, we expected to make capital expenditures of $27 million in our operations in Spain during 2023.

Our Operations in the Philippines

Overview. As of December 31, 2022, on a consolidated basis, Cemex España indirectly held 100% of Cemex Asian South East Corporation (“CASEC”), which in turn owned 77.9% of the outstanding share capital of CHP. As of December 31, 2022, CHP directly and indirectly owned 100% of our two principal operating subsidiaries in the Philippines, Solid Cement Corporation (“Solid Cement”) and APO Cement Corporation (“APO”). For the year ended December 31, 2022, our operations in the Philippines represented 2% of our revenues before eliminations resulting from consolidation in Dollar terms. As of December 31, 2022, our operations in the Philippines represented 3% of our total assets, in Dollar terms.

As of December 31, 2022, CHP was investing in a new 1.5 million ton integrated cement production line at the Solid Cement Plant located in Luzon, Philippines (the “Solid Cement Plant”) with an estimated total investment of $371.8 million. Upon completion, this new line should nearly double the capacity of the Solid Cement Plant and would represent a 26% increase in our cement capacity in the Philippines. In October 2018, we entered into principal project agreements with CBMI Construction Co., Ltd (“CBMI”), an affiliate of Sinoma International Engineering Co., Ltd., for the procurement, construction and installation of the new line. On April 25, 2019, Solid Cement held its ceremonial groundbreaking for the new line. Various work was already ongoing, including the mobilization of equipment and site development. The new rotary kiln was lifted into position in January 2021. On December 7, 2021, Solid Cement served a notice of termination with respect to the construction contract with CBMI, which covered the construction and installation of Solid Cement’s new line. Solid Cement’s notice of termination, which applies to one of the principal project agreements with CBMI, was issued due to the delay in construction and installation work. Solid Cement took measures to address contingencies which have arisen as a result of this termination, including engaging replacement contractors for the project. During the first quarter of 2022, Solid Cement entered into contracts with Atlantic Gulf and Pacific Company of Manila, Inc. and Betonbau Phil., Inc. to continue the construction and installation of Solid Cement’s new line. As of December 31, 2022, among the project components completed were the slip form works for the raw meal silo, clinker silos, and cement silos of the new line. CHP estimates that the construction of the new line should be completed by March 2024 and the start of its operations could commence in April 2024.

Industry. According to the Philippine Statistics Authority, gross fixed capital formation in construction in 2022 was still below pre-COVID-19 pandemic 2019 levels by 12.4%. Although the public sector saw a resilient performance with its 37.2% growth compared to 2019, the private sector, which accounts for more than 60% of gross fixed capital formation in construction, pulled down the overall industry as it was lower by 28.8% in 2022 compared to 2019.

Competition. As of December 31, 2022, our major competitors in the Philippine cement market were Holcim, Republic, Eagle, Northern, Goodfound, Taiheiyo, and Mabuhay.

Description of Properties, Plants and Equipment. As of December 31, 2022, our operations in the Philippines included two cement plants (all of them active) with an annual installed cement capacity of 5.7 million tons, exclusive access to four quarries to supply raw materials to our cement plants, one aggregate quarry (which was temporarily inactive), 19 land distribution centers and six marine distribution terminals. We estimate that, as of December 31, 2022, the limestone and clay permitted proven and probable reserves accessed by our operations in the Philippines had an average remaining life of 193 years for Solid Cement and 36 years for APO, assuming 2018 to 2022 average annual production levels.

Cement. For the year ended December 31, 2022, our cement operations represented 99% of revenues from our operations in the Philippines before eliminations resulting from consolidation in Dollar terms.

Urbanization Solutions and Others: For the year ended December 31, 2022, our Urbanization Solutions and other businesses operations represented 1% of revenues from our operations in Philippines before eliminations resulting from consolidation in Dollar terms.

Capital Expenditures. We made capital expenditures of $82 million in 2020, $89 million in 2021, and $72 million in 2022 in our operations in the Philippines. As of December 31, 2022, we expected to make capital expenditures of $127 million in our operations in the Philippines during 2023.

Urbanization Solutions. In the Philippines, for the year ended December 31, 2022, in terms of relevant revenues, our Urbanization Solutions business consisted of admixtures. This business is located across the Philippines.

Our Operations in Israel

Overview. We are a leading producer and supplier of raw materials for the construction industry in Israel. In addition to ready-mix concrete and aggregates, we produce a diverse range of building materials and infrastructure products in Israel. As of December 31, 2022, as indicated in the above maps, we operated 56 ready-mix concrete plants (all of them active), seven aggregates quarries (all of them active), which includes one sand pit, two concrete products plants and one admixtures plants. For the year ended December 31, 2022, our operations in Israel represented 5% of our revenues before eliminations resulting from consolidation in Dollar terms and 3% of our total assets, in Dollar terms. For the year ended December 31, 2022, ready-mix concrete represented 68%, aggregates represented 21%, Urbanization Solutions and our other businesses represented 11%, respectively of revenues from our operations in Israel before eliminations resulting from consolidation in Dollar terms.

Capital Expenditures. We made capital expenditures of $28 million in 2020, $45 million in 2021, and $37 million in 2022 in our operations in Israel. As of December 31, 2022, we expected to make capital expenditures of $29 million in our operations in Israel during 2023.

Urbanization Solutions. In Israel, for the year ended December 31, 2022, in terms of relevant revenues, our Urbanization Solutions business consisted primarily of other concrete products and admixtures, among others. These businesses are located across Israel.

Rest of EMEAA

As of December 31, 2022, our operations in the Rest of EMEAA segment consisted primarily of our operations in the Czech Republic, Croatia, Egypt and the UAE. These operations represented 4% of our revenues, before eliminations resulting from consolidation in Dollar terms, for the year ended December 31, 2022, and 3% of our total assets as of December 31, 2022, in Dollar terms. As of December 31, 2022, we expected to make capital expenditures of $46 million in the Rest of EMEAA segment during 2023.

Our Operations in the Czech Republic

Overview. As of December 31, 2022, we were a leading producer of ready-mix concrete and aggregates in the Czech Republic. We also distribute cement in the Czech Republic. As of December 31, 2022, we operated one cement plant and one grinding mill with annual cement installed capacity of 1.7 million tons, one cement terminal and one admixtures plant in the Czech Republic. As of December 31, 2022, we also operated 71 ready-mix concrete plants (three of which were temporarily inactive), which include three mobile equipment producing concrete and 14 aggregates quarries in the Czech Republic (one was inactive).

Industry. According to the Czech Statistical Office, total construction output in the Czech Republic grew 2.5% year-over-year in 2022 as buildings construction increased by 2.8% while civil engineering was up by 1.7% year-over-year.

According to the Czech Cement Association, total cement consumption in the Czech Republic reached year- over-year growth of 2% in the first half of 2022. According to our estimates, in 2023, ready-mix concrete production in the Czech Republic is estimated to decrease slightly in comparison to 2022.

Competition. As of December 31, 2022, our main competitors in the cement, ready-mix concrete and aggregates markets in the Czech Republic were Heidelberg, Buzzi-Unicem, Holcim, Strabag and Skanska.

Capital Expenditures. We made capital expenditures of $17 million in 2020, $26 million in 2021 and $21 million in 2022, in our operations in the Czech Republic. As of December 31, 2022, we expected to make capital expenditures of $25 million in our operations in the Czech Republic during 2023.

Urbanization Solutions. In the Czech Republic, for the year ended December 31, 2022, in terms of relevant revenues, our Urbanization Solutions business consisted of admixtures. This business is located in the northeastern region of the Czech Republic.

Our Operations in Croatia

Overview. We were the largest cement producer in Croatia based on installed capacity as of December 31, 2022, according to our estimates. As of December 31, 2022, we had two cement plants (all of them active) in Croatia with an annual cement installed capacity of 2.2 million tons. In 2022, one cement plant was permanently shut down. As of December 31, 2022, we also operated 11 land distribution centers, two marine cement terminals in Croatia, Bosnia and Herzegovina, Serbia and Montenegro, seven ready-mix concrete facilities in Croatia and Bosnia and Herzegovina (all of them active), and one recycling yard in Croatia.

Industry. According to our estimates made as of the date of this annual report, total cement consumption in Croatia, Bosnia and Herzegovina and Montenegro increased by 1.2% in 2022 compared to 2021.

Competition. As of December 31, 2022, our primary competitors in the cement market in Croatia were Nexe and Holcim.

Capital Expenditures. We made capital expenditures of $8 million in 2020, $15 million in 2021, and $11 million in 2022 in our operations in Croatia. As of December 31, 2022, we expected to make capital expenditures of $6 million in our operations in Croatia during 2023.

Urbanization Solutions. In Croatia, during the 2022 calendar year, our Urbanization Solutions business for most of the year consisted of pavement services; however, as of December 31, 2022, such services were no longer being provided.

Our Operations in Egypt

Overview. As of December 31, 2022, we operated one cement plant in Egypt with an annual installed cement capacity of 5.4 million tons. This plant is located approximately 280 miles south of Cairo and serves the upper Nile region of Egypt, as well as Cairo and the Delta region, Egypt’s main cement market. We estimate that, as of December 31, 2022, the limestone and clay permitted proven and probable reserves of our operations in Egypt had an average remaining life of 22 and 22 years, respectively, assuming 2018 to 2022 average annual production levels. In addition, as of December 31, 2022, we had six ready-mix concrete plants (one was inactive) and three land distribution centers in Egypt, and one admixtures plant. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Egypt Share Purchase Agreement” for a description of certain legal proceedings relating to the share purchase agreement, signed in November 1999 between Cemex, S.A.B. de C.V. and state-owned Metallurgical Industries Company, pursuant to which Cemex, S.A.B. de C.V. acquired a controlling interest in ACC Limited (“ACC”).

Industry. According to the Ministry of Trade and Industry official figures and Cemex’s estimates, based on government data (local and imported cement), the Egyptian market cement consumption increased by 5.4% in 2022 compared to 2021, which was mainly attributed to the governmental construction ban in 2020. As of December 31, 2022, the cement industry in Egypt had a total of 18 cement producers, with an aggregate annual installed cement production capacity of approximately 91 million tons.

Competition. According to the Ministry of Investment official figures, during 2022, Holcim (Egyptian Cement Company), ACC and Heidelberg (Suez Cement, Torah Cement and Helwan Portland Cement) represented approximately 28% of the total cement production in Egypt. Other significant competitors in Egypt are Arabian (La Union), Titan (Alexandria Portland Cement and BeniSuef Cement), Amreyah (InterCement), Sinai (Vicat), South Valley, Nile Valley, El Seweedy, Arish Cement, National Company for Cement (Beni Suef plant), Aswan Medcom, Misr BeniSuef, Al Nahda and Misr Quena Cement Companies, Building Materials Industries Co. and ASEC Cement.

Capital Expenditures. We made capital expenditures of $8 million in 2020, $20 million in 2021 and $16 million in 2022 in our operations in Egypt. As of December 31, 2022, we expected to make capital expenditures of $11 million in our operations in Egypt during 2023.

Urbanization Solutions. In Egypt, for the year ended December 31, 2022, in terms of relevant revenues, our Urbanization Solutions business consisted primarily of admixtures and pavement services. These businesses are located across Egypt.

Our Operations in the UAE

Overview. As of December 31, 2022, Cemex España held a 49% equity interest (and a 100% economic interest) in all of our main UAE companies: Cemex Topmix LLC and Cemex Supermix LLC, ready-mix concrete manufacturing companies, and Cemex Falcon LLC, which specializes in the production of cement and slag. We are not permitted to have a controlling interest in these companies (UAE Commercial Companies Law requires 51% ownership by UAE nationals). However, through agreements with other shareholders in these companies, we have control over the remaining 51% of the economic benefits in each of the companies. As a result, we own a 100% economic interest in all three companies. As of December 31, 2022, we owned 12 ready-mix concrete plants (two were temporarily inactive), three pugmill plants, one admixture plant and one cement and slag grinding facility in the UAE with an annual installed cement capacity of 1.2 million tons, serving the markets of Dubai and Abu Dhabi as well as neighboring countries such as Oman.

Capital Expenditures. We made capital expenditures of $1 million in 2020, $5 million in 2021, and $7 million in 2022 in our operations in the UAE. As of December 31, 2022, we expected to make capital expenditures of $4 million in our operations in the UAE during 2023.

Urbanization Solutions. In the UAE, for the year ended December 31, 2023, in terms of relevant revenues, our Urbanization Solutions business consisted of admixtures. This business is located across the UAE.

SCA&C

For the year ended December 31, 2022, our business in the SCA&C region, which included our operations in Colombia, Panama, Caribbean TCL, the Dominican Republic and the Rest of SCA&C segment, as described below, represented 9% of our revenues before eliminations resulting from consolidation in Dollar terms. As of December 31, 2022, our operations in the SCA&C region represented 15% of our total installed capacity and 8% of our total assets, in Dollar terms.

CLH is the main holding company for Cemex’s operations in Colombia, Panama, Guatemala and Nicaragua.

On August 31, 2022, through certain of our subsidiaries, we concluded the sale of our operations in Costa Rica and El Salvador with affiliates of Cementos Progreso Holdings, S.L., for a total consideration of $325 million, related to our aggregate controlling interest. Our operations of these assets in Costa Rica and El Salvador for the years ended December 31, 2020, 2021 and for the period from January 1, 2022 to August 31, 2022 are reported in the statements of operations, net of income tax, as part of the single line item “Discontinued operations,” including in 2022 a gain on sale of $240 million.

Our Operations in Colombia

Overview. As of December 31, 2022, Cemex Colombia was the second-largest cement producer in Colombia, based on installed cement capacity of 4.1 million tons per year as of December 31, 2022. For the year ended December 31, 2022, our operations in Colombia represented 2% of our revenues before eliminations resulting from consolidation in Dollar terms. As of December 31, 2022, our operating business in Colombia represented 3% of our total assets, in Dollar terms.

Cemex Colombia has a significant market share in the cement and ready-mix concrete market in the “Urban Triangle” of Colombia comprising the cities of Bogotá, Medellín and Cali. During 2022, these three metropolitan areas accounted for approximately 37.7% of Colombia’s cement consumption. Cemex Colombia’s Ibagué plant, which is strategically located in the Urban Triangle, is Cemex Colombia’s largest plant as of December 31, 2022. Cemex Colombia, through its Cúcuta plant and Clemencia grinding facility, is also an active participant in Colombia’s northeastern and coastal markets.

Industry. According to our estimates made as of the date of this annual report, the installed capacity for cement in Colombia was 21.2 million tons in 2022. According to the Colombian National Statistical Administrative Department (Departamento Administrativo Nacional de Estadística), total cement consumption in Colombia reached 13.5 million tons during 2022, an increase of 4% from 2021, while cement exports from Colombia during 2022 reached 1.05 million tons (according to the global trade and market research platform, SICEX). We estimate that as of December 31, 2022, close to 65% of cement in Colombia was consumed by the housing and self-construction sector, while the infrastructure sector accounted for approximately 28% of total cement consumption and has been growing in recent years up to December 31, 2022. The other construction segments in Colombia, including the formal housing and commercial sectors, account for the balance of cement consumption in Colombia.

Competition. As of December 31, 2022, our two largest competitors in Colombia were Cementos Argos, which has established a leading position in the Colombian Caribbean coast, Antioquia and Southwest region markets, and Holcim in the central region of the country. We estimate that as of December 31, 2022 there were 13 other local and regional competitors in Colombia.

The ready-mix concrete industry in Colombia was fairly consolidated with the top three producers accounting for approximately 66.3% of the market as of December 31, 2022. Cemex Colombia was the second-largest ready-mix concrete producer as of December 31, 2022. The first and third largest producers were Cementos Argos and Holcim Colombia, respectively.

The aggregates market in Colombia is highly fragmented and is dominated by the informal market. Approximately 95% of the aggregates market in Colombia was comprised of small independent producers as of December 31, 2022.

Urbanization Solutions. In Colombia, for the year ended December 31, 2022, in terms of relevant revenues, our Urbanization Solutions business consisted primarily of energy, multiproducts and admixtures, among others. These businesses are located across Colombia.

Our Operating Network in Colombia

Products and Distribution Channels

Cement. For the year ended December 31, 2022, our cement operations represented 53% of revenues from our operations in Colombia before eliminations resulting from consolidation in Dollar terms.

Ready-Mix Concrete. For the year ended December 31, 2022, our ready-mix concrete operations represented 25% of revenues from our operations in Colombia before eliminations resulting from consolidation in Dollar terms.

Aggregates. For the year ended December 31, 2022, our aggregates operations represented 7% of revenues from our operations in Colombia before eliminations resulting from consolidation in Dollar terms.

Urbanization Solutions and Others: For the year ended December 31, 2022, our Urbanization Solutions and other businesses operations represented 15% of revenues from our operations in Colombia before eliminations resulting from consolidation in Dollar terms.

Description of Properties, Plants and Equipment. As of December 31, 2022, Cemex Colombia owned two operating cement plants and two cement grinding mills, having a total installed cement grinding capacity of 4.1 million tons. In 2022, we replaced 28.6% of our total fuel consumed in Cemex Colombia with alternative fuels, and we had an internal electricity generating capacity of approximately 37 MW as of December 31, 2022. We estimate that, as of December 31, 2022, the limestone and clay permitted proven and probable reserves of our operations in Colombia had an average remaining life of 60 and 261 years, respectively, assuming 2018 to 2022 average annual production levels. The operating licenses for quarries in Colombia are renewed every 30 years; assuming renewal of such licenses, we estimate having sufficient cement raw materials reserves for our operations in Colombia for over 61 years assuming 2018 to 2022 average annual cement raw materials production levels. Immaterial volumes extracted from the quarry located in Maceo during its trial period and for the Maceo Plant road construction are excluded from this calculation. As of December 31, 2022, Cemex Colombia also operated 11 distribution centers, one mortar plant, one admixtures plant, 32 ready-mix concrete plants (all of them active), nine aggregates operations (eight were temporarily inactive) and one adhesives plant.

Cemex Colombia continues its progress on the Maceo Plant Project, with 90% and 26% of the plant and road portions completed as of the year ended December 31, 2022, respectively. We expect the Maceo Plant Project to enter into commission in the second half of 2023. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Maceo, Colombia—Legal Proceedings in Colombia” for the status of that project.

Capital Expenditures. We made capital expenditures of $14 million in 2020, $27 million in 2021 and $45 million in 2022 in our operations in Colombia. As of December 31, 2022, we expected to make capital expenditures of $77 million in our operations in Colombia during 2023.

Our Operations in Panama

Overview. For the year ended December 31, 2022, our operations in Panama represented 1% of our revenues before eliminations resulting from consolidation in Dollar terms. For the year ended December 31, 2022, cement represented 71%, ready-mix concrete represented 16%, aggregates represented 4%, Urbanization Solutions and other businesses represented 9%, respectively, of our revenues from our operations in Panama before eliminations resulting from consolidation in Dollar terms. As of December 31, 2022, our operating business in Panama represented 1% of our total assets, in Dollar terms.

Industry. As of the date of this annual report, we estimate that approximately 0.99 million cubic meters of ready-mix concrete were sold in Panama during 2022. Cement consumption in Panama increased 8% in 2022 compared to 2021, mainly due to increased consumption in the housing sector and due to the reactivation of the Subway Line 3 Project. However, cement consumption in Panama was still approximately 19% lower in 2022 when compared to 2019, mainly due to high residence inventories and an increasing level of unoccupied industrial and commercial buildings that have affected the organic growth of cement consumption.

Competition. As of December 31, 2022, the cement industry in Panama included three cement producers: Cemento Bayano, Argos Panamá, an affiliate of Cementos Argos, and Cemento Chagres, a company that started operations during the second half of 2020 and is 100% owned by Panamanian investors.

Description of Properties, Plants and Equipment. As of December 31, 2022, our operations in Panama through Cemento Bayano operated one cement plant in Panama, with an installed cement capacity of 1.2 million tons and clinker capacity of 1.6 million tons. As of that date, Cemento Bayano also operated six ready-mix concrete plants (one was temporarily inactive), one admixtures plant and three distribution centers, including one location at the cement plant.

Capital Expenditures. We made capital expenditures of $3 million in 2020, $9 million in 2021 and $19 million in 2022 in our operations in Panama. As of December 31, 2022, we expect to make capital expenditures of $8 million in our operations in Panama during 2023.

Urbanization Solutions. In Panama, for the year ended December 31, 2022, in terms of relevant revenues, our Urbanization Solutions business consisted primarily of admixtures, among others. These businesses are located across Panama.

Our Operations in Caribbean TCL

As of December 31, 2022, Caribbean TCL was one of the leading producers and marketers of cement and ready-mix concrete products in the Caribbean’s construction sector, with operations strategically located in Jamaica, Trinidad and Tobago, Guyana and Barbados. For the year ended December 31, 2022, our operations in Caribbean TCL represented 2% of our revenues before eliminations resulting from consolidation in Dollar terms. As of December 31, 2022, our operations in Caribbean TCL represented 2% of our total assets, in Dollar terms. For the year ended December 31, 2022, cement represented 95%, ready-mix concrete represented 1%, aggregates represented 2%, Urbanization Solutions and our other businesses represented 2%, respectively, of our revenues from our operations in Caribbean TCL before eliminations resulting from consolidation in Dollar terms.

As of December 31, 2022, our focus with respect to Caribbean TCL will continue on attempting to maximize further synergies from TCL’s integration with us. As of December 31, 2022, we intended to improve the productivity and capacity of our Caribbean TCL’s cement plants, continue the vertical integration of Caribbean TCL’s business, invest in developing its employees and offer strong value products to our customers in the region and elsewhere.

Capital Expenditures. We made capital expenditures of $16 million in 2020, $22 million in 2021, and $16 million in 2022 in Caribbean TCL. As of December 31, 2022, we expected to make capital expenditures of $20 million during 2023 in Caribbean TCL.

Our Operations in Trinidad & Tobago

Description of Properties, Plants and Equipment. As of December 31, 2022, TCL operated 1 cement plant in Trinidad & Tobago, with a total annual cement installed capacity of 1.0 million tons. As of December 31, 2022, TCL had 2 operational ready-mix concrete plants (one was temporarily inactive), three aggregates quarries (all of them active), four land distribution centers and one marine terminal.

Urbanization Solutions. In Trinidad & Tobago, for the year ended December 31, 2022, in terms of relevant revenues, our Urbanization Solutions business consisted primarily of admixtures.

Our TCL Operations in Jamaica

Overview. As of December 31, 2022, we held an indirect controlling position mainly through TCL in CCCL.

Description of Properties, Plants and Equipment. As of December 31, 2022, CCCL operated one cement plant in Jamaica, with a total cement installed capacity of 1.5 million tons. As of December 31, 2022, CCCL had four land distribution centers, including one location at the cement plant, and one marine terminal.

Our Operations in Barbados

Overview. As of December 31, 2022, through TCL, we held an indirect controlling position in Arawak Cement Company Limited (“Arawak”) in Barbados.

Description of Properties, Plants and Equipment. As of December 31, 2022, Arawak operated one cement plant in Barbados, with a total cement installed capacity of 0.4 million tons. As of that date, Arawak had one ready-mix concrete plant (temporarily inactive), one land distribution center and one marine terminal.

Urbanization Solutions. In Barbados, for the year ended December 31, 2022, we did not have any Urbanization Solutions business.

Our Operations in the Dominican Republic

Overview. As of December 31, 2022, Cemex Dominicana, S.A.’s (“Cemex Dominicana”) sales network covered the country’s main consumption areas, which are Santo Domingo, Santiago de los Caballeros, La

Altagracia, San Cristobal and San Pedro de Macoris. On May 8, 2000, Cemex Dominicana entered into a lease agreement with the government of the Dominican Republic related to the exploitation of a gypsum mine located at Las Salinas, Barahona, which has enabled Cemex Dominicana to supply local and regional gypsum requirements. The lease agreement expires on May 8, 2025 and may be extended by the parties. For the year ended December 31, 2022, our operations in the Dominican Republic represented 2% of our revenues before eliminations resulting from consolidation, in Dollar terms. As of December 31, 2022, our operations in the Dominican Republic represented 1% of our total assets, in Dollar terms. For the year ended December 31, 2022, cement represented 79%, ready-mix concrete represented 6%, Urbanization Solutions and other businesses represented 15%, respectively, of our revenues from our operations in the Dominican Republic before eliminations resulting from consolidation in Dollar terms.

Industry. According to figures from the Dominican Cement Producers Association (Asociación Dominicana de Productores de Cemento Portland), cement consumption in the Dominican Republic reached 5.5 million tons in 2022.

Competition. As of December 31, 2022, our principal competitors in the Dominican Republic were: Cementos Cibao, a local producer; Domicem, a mixed Italian/local cement producer; Cementos Argos, a grinding operation of a Colombian cement producer; Cementos Santo Domingo, a cement grinding partnership between a local investor and Cementos La Union from Spain; Cementos Panam, a local cement producer; and Cementos Andino, a grinding operation; and a partially constructed cement kiln of a Colombian cement producer, currently inactive.

Description of Properties, Plants and Equipment. As of December 31, 2022, Cemex Dominicana operated one cement plant in the Dominican Republic, with an installed cement capacity of 2.4 million tons per year. As of that date, Cemex Dominicana also owned five ready-mix concrete plants (one was temporarily inactive), one aggregates quarry (currently inactive), two land distribution centers and two leased marine terminals.

Capital Expenditures. We made capital expenditures of $2 million in 2020, $15 million in 2021, and $18 million in 2022 in our operations in the Dominican Republic. As of December 31, 2022, we expected to make capital expenditures of $15 million in our operations in the Dominican Republic during 2023.

Urbanization Solutions. In the Dominican Republic, for the year ended December 31, 2022, in terms of relevant revenues, our Urbanization Solutions business consisted primarily of multiproducts, among others. This business is located across the country.

Rest of SCA&C

As of December 31, 2022, our operations in the Rest of SCA&C segment consisted primarily of our operations and activities in Peru, Puerto Rico, Nicaragua, Jamaica, the Caribbean and Guatemala, excluding our Caribbean TCL segment. These operations represented 2% of our revenues, before eliminations resulting from consolidation in Dollar terms. As of December 31, 2022, our business in the Rest of SCA&C segment represented 1% of our total assets, in Dollar terms.

Our Operations in Puerto Rico

Overview. As of December 31, 2022, Cemex de Puerto Rico, Inc. (“Cemex Puerto Rico”) was our main subsidiary in Puerto Rico.

Industry. In 2022, cement consumption in Puerto Rico reached 0.6 million tons according to the Puerto Rico Economic Development Bank.

Competition. The cement industry in Puerto Rico in 2022 was comprised of two cement companies: Cemex Puerto Rico and Cementos Argos (formerly Antilles Cement Co (Marine Terminal) and San Juan Cement Co (Cement Plant)).

Description of Properties, Plants and Equipment. As of December 31, 2022, Cemex Puerto Rico operated one grinding mill, with an installed cement capacity of 1.3 million tons per year. As of that date, Cemex Puerto Rico also operated four ready-mix concrete plants (three were temporarily inactive), two land distribution centers and one marine terminal used for fly ash. As of that date, Cemex Puerto Rico also owned one aggregates quarry, which is currently inactive.

Capital Expenditures. We made capital expenditures of $0.2 million in 2020, $2 million in 2021, and $3 million in 2022 in our operations in Puerto Rico. As of December 31, 2022, we expected to make capital expenditures of $3 million in our operations in Puerto Rico during 2023.

Urbanization Solutions. In Puerto Rico, for the year ended December 31, 2022, in terms of relevant revenues, our Urbanization Solutions business consisted primarily of lime, among others. These businesses are located across Puerto Rico.

Our Operations in Nicaragua

Overview. As of December 31, 2022, Cemex Colombia and Corporación Cementera Latinoamericana, S.L.U., both CLH subsidiaries, indirectly and directly owned 100% of Cemex Nicaragua, S.A. (“Cemex Nicaragua”), our operating subsidiary in Nicaragua.

Industry. We estimate that 0.89 million tons of cement, 0.14 million cubic meters of ready-mix concrete and 4.9 million tons of aggregates were sold in Nicaragua during 2022.

Competition. As of December 31, 2022, two market participants compete in the Nicaraguan cement industry, Cemex and Holcim.

Description of Properties, Plants and Equipment. As of December 31, 2022, we leased and operated one cement plant (currently active) and owned one grinding mill with a total installed cement capacity of 0.7 million tons, six ready-mix concrete plants (two were temporarily inactive) and two distribution centers in Nicaragua. We also had three aggregate quarries (all of them inactive). Since March 2003, Cemex Nicaragua has also leased a 100,000 tons milling plant in Managua, which has been used exclusively for pet coke milling.

Capital Expenditures. We made capital expenditures of $3 million in 2020, $5 million in 2021 and $4 million in 2022 in our operations in Nicaragua. As of December 31, 2022, we expected to make capital expenditures of $7 million in our operations in Nicaragua during 2023.

Urbanization Solutions. In Nicaragua, for the year ended December 31, 2022, in terms of relevant revenues, our Urbanization Solutions business consisted primarily of multiproducts. These businesses are located across Nicaragua.

Our Operations in Guatemala

Overview. As of December 31, 2022, CLH indirectly owned 100% of Cemex Guatemala, our main operating subsidiary in Guatemala.

Industry. We estimate that 5.01 million tons of cement, .099 million cubic meters of ready-mix concrete and 28.9 million tons of aggregate were sold in Guatemala during 2022. National cement consumption in Guatemala increased 2% against 2021, mainly driven by the reactivation of the formal construction section (e.g., vertical housing and industrial projects in metropolitan areas) and a steady consumption from the self-building sector.

Competition. As of December 31, 2022, 11 market participants compete in the Guatemalan cement industry (Cemex, CEMPRO, REGIONAL, Wan Peng, Bonanza, Robusto, Mayacem, Stark, CEMGUA, Argos and Ultracem).

Description of Properties, Plants and Equipment. As of December 31, 2022, we owned and operated one cement grinding mill in Guatemala with an installed cement capacity of 0.6 million tons per year. As of that date, we also owned and operated five land distribution centers (including one location at the cement plant), one clinker dome close to our leased marine terminal in the southern part of the country and three ready-mix concrete plants (two were temporarily inactive).

Capital Expenditures. We made capital expenditures of $1 million in 2020, $3 million in 2021 and $10 million in 2022 in Guatemala. As of December 31, 2022, we expected to make capital expenditures of $16 million in our operations in Guatemala during 2023.

Urbanization Solutions. In Guatemala, for the year ended December 31, 2022, in terms of relevant revenues, our Urbanization Solutions business consisted primarily of multiproducts, among others. These businesses are located across Guatemala.

Our Operations in the Rest of SCA&C

Overview. As of December 31, 2022, we held a non-controlling position in National Cement Ltd. in the Cayman Islands, Maxcem Bermuda Ltd. in Bermuda and Societe des Ciments Antillais, a company with cement operations in Guadalupe and Martinique. As of December 31, 2022, Cemex España additionally indirectly held a 100% interest in Cemex Jamaica Limited, which operates one calcined limestone plant in Jamaica with a capacity of 120,000 tons per year and one hydrate line with a capacity of 4,800 tons per year.

As of December 31, 2022, we operated a network of five marine terminals in these countries, which facilitated exports from our operations in Mexico, the Dominican Republic and Puerto Rico. Three of our marine terminals are in the Bahamas. As of December 31, 2022, we also had a non-controlling interest in two other terminals, one in Bermuda and one in the Cayman Islands. We also had three distribution centers in Guyana, Haiti and Peru, and one ready-mix plant (temporarily inactive) in Guyana.

Capital Expenditures. In our operations in the Rest of SCA&C segment, we made capital expenditures of $3 million in 2020, $4 million in 2021 and $1 million in 2022. As of December 31, 2022, we expected to make capital expenditures of $4 million in our operations in other SCA&C countries during 2023.

Urbanization Solutions. In Jamaica, for the year ended December 31, 2022, in terms of relevant revenues, our Urbanization Solutions business consisted primarily of lime. This business serves specific customers.

Our Trading Operations

In 2022, we traded 11.8 million tons of cementitious and non-cementitious materials, in 92 countries, including 9.6 million tons of cement and clinker and 2.3 million tons of cementitious and other materials. In addition, we traded 4.1 million tons of coal and pet coke. Slightly more than 4.5 million tons of the traded cement and clinker consisted of exports from our operations in Mexico, Croatia, Spain, Germany, Trinidad and Tobago, Barbados, and Panama, among others. Slightly above 5.0 million tons remaining were purchased from third parties in countries such as Vietnam, Turkey, Saudi Arabia, Spain, Greece, and Algeria. In 2022, we traded 1.6 million tons of granulated blast furnace slag, a non-clinker cementitious material, and 0.6 million tons of other products. This information does not include discontinued operations. Our trading network enables us to maximize the capacity utilization of our facilities worldwide while reducing our exposure to the inherent cyclicality of the cement industry. We are generally able to distribute excess capacity to regions around the world where there is demand. In addition, we believe that our worldwide network of strategically located marine terminals allows us to coordinate maritime logistics on a global basis and minimize transportation expenses. Our trading operations also enable us to explore new markets without significant initial capital expenditure.

Freight rates, which account for a large share of the total import supply cost, have been subject to significant volatility in recent years. We estimate, however, that our trading operations have obtained significant savings by contracting maritime transportation in due time and by using our own and chartered fleets, which transported more than 66% of our coal, petcoke, cement and clinker traded volume during 2022.

In addition, we provide freight service to third parties, which allows us to generate additional revenues.

Our Cement and Grinding Plants

The following table provides a summary of our cement and grinding plants, including location, used capacity, including grinding mill production, and years of operation as of and for the year ended December 31, 2022:

Location	Used Capacity	Years of Operation(1)
Mexico
Atotonilco, Hidalgo	1,273,451	64
Barrientos, Estado de México	684,659	78
Ensenada, Baja California	485,731	47
Guadalajara, Jalisco	724,113	49
CPN, Sonora	539,521	42
Hidalgo, Nuevo León	98,766	117
Huichapan, Hidalgo	3,197,390	38
Mérida, Yucatán	822,885	69
Monterrey, Nuevo León	1,380,789	103
Tamuín, San Luis Potosí	1,584,488	58
Tepeaca, Puebla	2,557,891	28
Torreón, Coahuila	1,064,470	56
Valles, San Luis Potosí	398,722	57
Yaqui, Sonora	2,064,966	33
Zapotiltic, Jalisco	1,645,254	55
USA
Balcones, TX	1,684,912	42
Brooksville, FL (North)	0	47
Brooksville, FL (South)	1,135,269	35
Clinchfield, GA	579,409	48
Demopolis, AL	654,217	45
Knoxville, TN	593,332	43
Miami, FL	893,635	64
Lyons, CO	352,287	42
Victorville, CA	2,639,782	57
Wampum, PA	0	57
United Kingdom
Rugby	1,204,643	23
Ferriby	0	56
Tilbury	538,261	14
Germany
Rudersdof	2,054,731	56
Eisenhüttenstadt	255,153	70

Location	Used Capacity	Years of Operation(1)
Spain
Alcanar	787,064	54
Castillejo	493,128	111
Lloseta	0	55
Morata	370,140	90
San Vicente	832,228	47
Gador	0	46
Poland
Chelm	1,480,797	62
Rudniki	803,916	57
Gdynia	193,308	22
Czech Republic
Prachovice	867,886	68
Detmarovice	143,221	19
Croatia
Juraj	1,073,112	110
Kajo	248,072	118
Philippines
APO	3,148,538	24
Solid Cement	1,376,181	29
Egypt
Assiut	3,876,686	36
United Arab Emirates
Falcon	360,122	15
Colombia
Cucuta	257,917	39
Ibagué	2,210,670	30
Clemencia	197,214	9
Santa Rosa	481,633	40
Panama
Calzada Larga	589,084	45
Trinidad and Tobago
Claxton Bay	707,088	69
Jamaica
Rockport	960,519	71
Barbados
St. Lucy	184,939	39
Dominican Republic
San Pedro de Macorís	1,913,474	32
Nicaragua
San Rafael del Sur(2)	373,308	80
Managua	205,093	7
Puerto Rico
Ponce	296,908	32
Guatemala
Arizona	564,333	17

(1)	Approximate.
(2)	Leased.

For the aggregate installed cement production capacity of our cement plants by region, see “Item 4—Information on the Company—Business Overview.”

We have insurance coverage for our cement plants, which we believe is sufficient and in line with industry practices. However, in some instances, our insurance coverage may not be sufficient to cover all of our potential unforeseen losses and liabilities. In addition, our insurance coverage may not cover all the risks to which our cement plants may be exposed. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—Our insurance coverage may not cover all the risks to which we may be exposed.”

Regulatory Matters and Legal Proceedings

A description of material regulatory matters and legal proceedings affecting us as of December 31, 2022 is provided below. Materiality is tested at a Cemex, S.A.B. de C.V. consolidated level. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Regulatory Matters and Legal Proceedings” for more information.

Antitrust Proceedings

Polish Antitrust Investigation

On January 2, 2007, Cemex Polska Sp. Z.O.O. (“Cemex Polska”) received a notification from the Polish Competition and Consumer Protection Office (the “Protection Office”) informing it of the formal initiation of an antitrust proceeding against all cement producers in Poland, including Cemex Polska and another of our indirect subsidiaries in Poland. The notification alleged that there was an agreement between all cement producers in Poland regarding prices and other sales conditions for cement, an agreed division of the market with respect to the sale and production of cement, and the exchange of confidential information, all of which limited competition in the Polish market with respect to the production and sale of cement. On December 9, 2009, the Protection Office delivered to Cemex Polska its decision against Polish cement producers related to an investigation which covered a period from 1998 to 2006. The decision-imposed fines on a number of Polish cement producers, including Cemex Polska. The fine imposed on Cemex Polska was Polish Zloty 115.56 million ($26.39 million as of December 31, 2022, based on an exchange rate of Polish Zloty 4.3795 to $1.00), which was 10% of Cemex Polska’s total revenue in 2008. Cemex Polska disagreed with the decision, denied that it committed the practices alleged by the Protection Office and, therefore, on December 23, 2009, Cemex Polska filed an appeal before the Polish Court of Competition and Consumer Protection in Warsaw (the “First Instance Court”). After a series of hearings, on December 13, 2013, the First Instance Court issued its judgment in regard to the appeals filed by Cemex Polska and other cement producers, which were previously combined into a joint appeal. The First Instance Court reduced the penalty imposed on Cemex Polska to Polish Zloty 93.89 million ($21.44 million as of December 31, 2022, based on an exchange rate of Polish Zloty 4.3795 to $1.00), which was equal to 8.125% of Cemex Polska’s revenue in 2008. On May 8, 2014, Cemex Polska filed an appeal against the First Instance Court judgment before the Appeals Court of Warsaw. On March 27, 2018, after different hearings, the Appeals Court of Warsaw issued its final judgment reducing the fine imposed upon Cemex Polska to Polish Zloty 69.4 million ($15.85 million as of December 31, 2022, based on an exchange rate of Polish Zloty 4.3795 to $1.00). This fine, which was equal to 6% of Cemex Polska’s revenue in 2008, was paid. On November 19, 2018, Cemex Polska filed before the Polish Supreme Court an extraordinary, narrow based cassation appeal against the Appeals Court of Warsaw’s judgment specifically seeking the reduction of the imposed fine. On July 29, 2020, the Polish Supreme Court rendered a judgment cancelling the Appeals Court of Warsaw’s decision with respect to the cement cartel process as it applied to Cemex Polska and four other cement producers. The cancelation was based on arguments raised in cassation regarding the calculation of penalties and the time at which the alleged agreement between the cement producers actually ended. Furthermore, the fine paid by Cemex Polska equal to Polish Zloty 69.4 million ($15.85 million as of December 31, 2022, based on an exchange rate of Polish Zloty 4.3795 to $1.00) was returned to Cemex Polska on January 7, 2021. On March 9, 2021, Cemex Polska requested the Protection Office to pay Cemex Polska interest over the amount of the fine returned to Cemex Polska, for the period going from April 9, 2018 (the date of payment of the fine) to January 7, 2021 (the date on which the fine was returned). The Protection Office has rejected to pay the interests in its response to Cemex Polska’s request.

Following the judgment issued by the Polish Supreme Court, the proceeding was referred again to the Appeals Court of Warsaw. On July 29, 2020, the Appeals Court of Warsaw, due to procedural reasons, cancelled the judgment of the First Instance Court issued on December 13, 2013, against 5 producers, including Cemex Polska, and referred the case to re-examination by the District Court in Warsaw, which will now serve as the court of first instance. On January 10, 2022, an appeal with the Polish Supreme Court was filed by Cemex Polska against the May 21, 2021 judgment of the Appeals Court of Warsaw. The appeal of Cemex Polska concentrates on the wrongful appointment of judges of the Polish Supreme Court and selection of judges of the Appeals Court of Warsaw. The Protection Office has also filed an appeal with the Polish Supreme Court against the last judgment of the Appeals Court of Warsaw, demanding that it conduct further proceedings, instead of the District Court in Warsaw. The new trial case is expected to last three to five years, depending on the priority given to it by the courts adjudicating the case.

As of December 31, 2022, given that the case will be re-examined, at this stage we are not able to assess if Cemex Polska would receive an adverse resolution that could lead to any fines, penalties or remedies against our operations in Poland, but while we believe an adverse resolution is not probable, if adversely resolved, we do not expect that any fines, penalties or remedies would have a material adverse effect on our results of operations, liquidity or financial condition.

See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Regulatory Matters and Legal Proceedings—Antitrust Proceedings—Polish Antitrust Investigation.”

Antitrust Cases in Georgia and South Carolina

On July 24, 2017, two ready-mix concrete producers filed a lawsuit in a U.S. Federal Court in the state of Georgia against certain subsidiaries of Cemex in the U.S. and other companies alleging customer allocation and price fixing in both the ready-mix concrete and cement markets in the coastal Georgia and southeastern coastal South Carolina areas. In addition, on January 22, 2020, new plaintiffs who were the prior owners of a ready-mix concrete producer, and the concrete producer, filed a lawsuit in the same court against the same subsidiaries of Cemex making substantially similar allegations as the suit filed on July 24, 2017. As Cemex does not participate in the ready-mix concrete market in these areas, the lawsuits do not allege any improper actions by Cemex with respect to ready-mix concrete. On October 2, 2017, Cemex filed a motion to dismiss the 2017 lawsuit. This motion to dismiss was denied on August 21, 2018, and, as a result, Cemex will continue to defend the allegations. In response to a request to stay the proceedings made in the first quarter of 2021 by the United States Department of Justice, the lawsuit filed on July 24, 2017, was administratively closed. On March 31, 2021, a motion to dismiss the lawsuit filed on January 22, 2020 was granted with leave to file an amended complaint by the concrete producer plaintiff within 21 days following entry of the order to dismiss. The claims of the prior owners were dismissed. In April 2021, the concrete producer in the January 2020 lawsuit voluntary dismissed its claims, which effectively terminated the lawsuit. On October 17, 2022, in respect to a motion by the plaintiffs, an order was entered in the July 2017 lawsuit, administratively reopening the July 2017 lawsuit to allow for limited discovery to proceed through February 17, 2023. As of December 31, 2022, at this stage of the July 2017 lawsuit, while we cannot assess with certainty the likelihood of an adverse result in this lawsuit, we believe a final adverse resolution to this lawsuit is not probable; and, if adversely resolved, we believe an adverse resolution should not have a material adverse impact on our results of operations, liquidity and financial condition.

Antitrust Investigation in Colombia

On September 5, 2013, Cemex Colombia was notified of Resolution No. 49141 dated August 21, 2013, issued by the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio) (“SIC”) pursuant to which the SIC opened an investigation and issued a statement of objections (pliego de cargos) against five cement companies and fourteen directors of those companies, including Cemex Colombia, for alleged anti-competitive practices. On December 11, 2017, the SIC’s Chief Superintendent decided to impose a sanction against Cemex Colombia, two other cement companies and six natural persons, for entering into an agreement to fix gray cement prices in Colombia. The fines imposed upon Cemex Colombia, which were paid on January 5, 2018, amounted to $73.77 billion Colombian Pesos ($15.23 million as of December 31, 2022, based on an exchange rate of 4,842.19 Colombian Pesos to $1.00). Cemex Colombia decided not to file a reconsideration request, and, instead, on June 7, 2018 it filed an annulment and reestablishment of right claim (acción de nulidad y restablecimiento de derecho) before the Administrative Court (Tribunal Contencioso Administrativo) requesting that the charges brought forth by the SIC be annulled and that the restitution is made to Cemex Colombia of the fine it had paid, with any applicable adjustments as provided by Colombian law. This claim could take up to six years to be resolved. As of December 31, 2022, we are not able to assess the likelihood of an adverse result of this matter, but if such matter is resolved adversely to us, and considering that the fines were paid in 2018, such adverse resolution should not have a material adverse impact on our results of operations, liquidity, and financial condition.

Colombian Class Action Lawsuit

On August 2020, a class action lawsuit (Acción Popular) (the “Colombian Class Action”) was filed with a Circuit Civil Court in Colombia against Cemex Colombia and other gray portland cement market participants (the “Colombian Class Action Defendants”). The lawsuit sought compensation for damages arising from alleged cartel actions for which the SIC fined the Colombian Class Action Defendants in December 2017. The lawsuit claimed that the Colombian Class Action Defendants caused damages to all consumers of gray portland cement in Colombia during the period of 2010 to 2012. The plaintiff’s lawsuit claimed that the Colombian Class Action Defendants should be ordered to pay damages due to the higher price set on gray portland cement. The plaintiff also claimed that this amount should be indexed since 2013. The plaintiff’s arbitrary calculation of the total alleged damages caused by the Colombian Class Action Defendants was $1.32 trillion Colombian Pesos ($272.6 million as of December 31, 2022, based on an exchange rate of 4,842.19 Colombian Pesos to $1.00). The Circuit Civil Court initially dismissed the Colombian Class Action, and the plaintiff filed an appeal, which, on April 9, 2021, was resolved by the Superior Court of Bogotá, reversing the decision by the Circuit Civil Court and ordering to review the admission of the claim again. On May 14, 2021, the Circuit Civil Court admitted the claim. Cemex Colombia subsequently filed an appeal against the admission of the claim, and on May 11, 2022, the Circuit Civil Court in Colombia issued a ruling in favor of Cemex Colombia, dismissing the proceeding. The plaintiff appealed this decision on May 16, 2022, and, on May 23, 2022, Cemex Colombia requested the Circuit Civil Court to ratify its decision to dismiss. Consequently, on July 11, 2022, the Circuit Civil Court ratified its decision to dismiss the case and subsequently sent the docket of the proceeding to the Superior Court of Bogota. The Superior Court of Bogota confirmed the dismissal on August 24, 2022. The plaintiff has six months since the confirmation of the dismissal to file a recourse (an Acción de Tutela) against the confirmation of the dismissal. As of December 31, 2022, we believe a final adverse resolution in this matter is not probable, but if such matter is resolved adversely to us, such adverse resolution should not have a material adverse impact on our results of operations, liquidity and financial condition.

Environmental Matters

In the ordinary course of business, we are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental damage or contamination. These laws and regulations expose us to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities and, in some cases, the acts and omissions of the previous owners or operators of a property or facility that we own or operate. Furthermore, in some jurisdictions, certain environmental laws and regulations impose liability without regard to fault or the legality of the original activity at the time of the actions giving rise to liability. To prevent, control and remediate environmental problems and maintain compliance with regulatory requirements, in line with our global initiatives on environmental management, we maintain an environmental policy designed to monitor and control environmental matters. Our environmental policies require that each of our subsidiaries respect and comply with local laws and meet our own internal standards to minimize the use of non-renewable resources and the generation of hazardous and other wastes. We use processes that are designed to reduce the impact of our operations on the environment throughout all the production stages in all our operations worldwide. In addition, during 2012, we started the implementation of a global EMS at our operating sites that provides a framework to facilitate the consistent and systematic implementation of practical, risk-based environmental management at all sites. As of December 31, 2022, substantially all of our operating sites in Mexico, EMEAA, and SCA&C have completed the implementation of the EMS. The EMS is designed to be used to support sites and businesses across Cemex globally to document, maintain and continuously improve our environmental performance. We believe that, as of December 31, 2022, substantially all of our cement plants already have some kind of EMS (most of which have earned ISO 14000 certifications), with most of the remaining implementation efforts directed mainly towards our aggregates and ready-mix plants.

We regularly incur capital expenditures that have an environmental component or that are impacted by environmental regulations. However, we do not keep separate accounts for such mixed capital and environmental expenditures. Environmental expenditures that extend the life, increase the capacity, improve the safety or efficiency of assets, or are incurred to mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred. For the years ended December 31, 2020, 2021, and 2022, our sustainability-related capital expenditures (including our environmental expenditures and investments in alternative fuels and cementitious materials) were $78 million, $103 million, and $170.8 million, respectively.

The following is a discussion of environmental regulations and related matters in our major markets.

Mexico

We were one of the first industrial groups in Mexico to sign an agreement with the Mexican Ministry of Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales) (“SEMARNAT”) to carry out voluntary environmental audits in our 15 Mexican cement plants under a government-run program. In 2001, the Mexican Environmental Protection Agency (Procuraduría Federal de Protección al Ambiente), which is part of SEMARNAT, completed the audit of our cement plants and awarded each of them a Clean Industry Certificate (Certificado de Industria Limpia) (“CICs”) certifying that our cement plants are in full compliance with applicable environmental laws. The CICs are subject to renewal every two years. As of December 31, 2022, our operating cement plants in Mexico had CICs or were in the process of renewing them.

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

For the years ended December 31, 2020, 2021, and 2022 our operations in Mexico invested $7.58 million, $27.76 million, and $43.79 million, respectively, in the acquisition of environmental protection equipment and the implementation of the integrated management system (ISO 9001, 14001 and 4500), for a total of $228.03 million since 1999 as of December 31, 2022. The audit to obtain the renewal of the ISO 14001:2015 certification took place during 2020 and our then operating cement plants in Mexico obtained the renewal of the ISO 14001:2015 certification for environmental management systems, which is valid until February 2024. As of December 31, 2022, our cement plant in Hermosillo, Mexico has obtained its certification after having restarted production in 2021.

On June 6, 2012 the General Law on Climate Change (Ley General de Cambio Climático) (the “Climate Change Law”) was published in the Mexican Official Gazette. The Climate Change Law establishes a legal framework to regulate policies for climate change mitigation and adaptation. Important provisions of the Climate Change Law require the development of secondary legislation and depend on the publication of subsequent implementing regulations. For instance, the Climate Change Law provides, among other things, for (i) the elaboration of a registry of the emissions that are generated by fixed sources, (ii) companies to report their emissions, if required, and (iii) the application of fines to those companies that fail to report or that report false information. In this regard, on October 29, 2014, the regulations to the General Law on Climate Change Regarding the National Registry of Emissions (Reglamento de la Ley General de Cambio Climático en Materia del Registro Nacional de Emisiones) (the “Regulations”) became effective. As of December 31, 2022, Cemex has been granted the positive dictums on GHG emission by a certified and approved third party for all its required plants and has reported them to the Mexican environmental agency. The purpose of the Regulations is to govern the Climate Change Law regarding the National Registry of Emissions, identifying the sectors and subsectors, which include among others, the cement industry, that must file the corresponding reports before the National Registry of Emissions. We had previously reported our direct and indirect CO2 emissions to SEMARNAT under a voluntary scheme. The Climate Change Law also allows for the establishment of specific greenhouse gas reduction targets in accordance with the respective contribution of each economic sector to the national greenhouse gas emissions. A Special Tax on Production and Services (Impuesto Especial Sobre Producción y Servicios) on the sale and import of fossil fuels was included in the tax reform that became effective on January 1, 2014. As of December 31, 2022, petcoke, a primary fuel widely used in our kilns in Mexico is taxed at a rate of Ps21.8784 per ton ($1.12 per ton as of December 31, 2022, based on an exchange rate of Ps19.482 to $1.00). Effective as of January 1, 2023, petcoke will be taxed at a rate of Ps23.5827 per ton ($1.21 per ton as of December 31, 2022, based on an exchange rate of Ps19.482 to $1.00).

On August 12, 2014, a package of energy reform legislation became law in Mexico. The then newly enacted energy reform legislation, which included nine new laws, as well as amendments to existing laws, implemented the December 2013 constitutional energy reform and established a new legal framework for Mexico’s energy industry. One of the new laws that was enacted is the Electric Industry Law (Ley de la Industria Eléctrica) (the “Electric Industry Law”), which establishes a legal framework for electricity-related activities in Mexico and structurally changes the national electric industry, creating a wholesale energy market in which companies can acquire power and associated products, directly from privately owned suppliers, as opposed to only acquiring energy from the Federal Electricity Commission (Comisión Federal de Electricidad) (“CFE”). On October 31, 2014, certain rules and regulations related to the energy reform legislation, including the regulations of the Electric Industry Law, were published. As part of the Electric Industry Law, a system for tradable clean energy certificates was created and certain clean energy procurement obligations were imposed on consumers. The clean energy procurement obligations for 2018 to 2022 were announced by the Mexican Energy Regulatory Commission (Comisión Reguladora de Energía) (“CRE”) at 5%, 5.8%, 7.4%, 10.9% and 13.9%, respectively, and a requirement of 13.9% for 2023 was published on November 22, 2022. Further increases to this requirement are expected for future years. Cemex’s operations in Mexico have ongoing commitments to procure power from renewable projects operating under the “self-supply” framework of the former Electric Energy Public Service Law, and the energy supplied under these contracts is exempted from the clean energy obligation. Nonetheless, since 2018, we are required to acquire clean energy certificates to comply with the clean energy obligations for the fraction of energy supply that does not come from clean generators. Over time, according to the penalty levels set by the CRE, non-compliance with the clean energy procurement obligations could have a material adverse impact on our business or operations in Mexico, but as of December 31, 2022, we are not able to assess if any such impact would in turn have a material adverse impact on our liquidity and financial condition.

On September 8, 2015, the Electricity Market Rules (Bases del Mercado Eléctrico) (the “Rules”) were published in the Federal Official Gazette and became effective on September 9, 2015. The Rules, which are an important step forward in the implementation of the reforms enacted regarding Mexico’s energy industry, contain the design and operation principles of the different components of the wholesale electricity market (the “Electricity Market”) and, together with the Electric Industry Law and several administrative provisions and guidelines issued by CRE, regulate the possibility for consumers to enter into supply agreements with CFE or with private suppliers participating in the Electricity Market. As of December 31, 2022, we are authorized participants in the Electricity Market. Additionally, Cemex participated as a buyer in the third long-term power auction organized in 2017 by CENACE, the independent operator of Mexico’s national electric system (the

“National Electic System”), through the clearinghouse in charge of the agreements awarded through the auctions, and was awarded a 20-year contract for 16,129 clean energy certificates per year for compliance starting in 2020 and 14.9 GWh/a of electric power.

During 2016, a new electrical standards code for the national grid’s operation was issued in Mexico (Código de Red) (the “Code”). The Code establishes new standards for electrical operation and safety that begun to be enforced in 2019 against consumers connected to the national grid, including Cemex and generators. On December 31, 2021, the CRE published a resolution in the Official Mexican Gazette (Diario Oficial de la Federación) through which it issued a revised version of the Code (the “2.0 Code”). The 2.0 Code came into force as of January 1, 2022 and, among other things, provides (i) the technical requirements applicable to load centers that are connected, or intend to connect, to the National Electric System at medium or high tension, in order to guarantee the efficiency, quality, reliability, continuity, safety and sustainability of the system, (ii) the obligation for renewable power plants to participate in primary frequency control, (iii) a procedure to execute root cause assessments of disturbances in the National Electric System and (iv) a new procedure to reduce the generation of electric power upon the occurrence of extraordinary conditions in the National Electric System. As of December 31, 2022, we do not foresee that compliance with the 2.0 Code would require material investments across our operating assets in Mexico.

On October 2, 2019, SEMARNAT published the basis for a trial emissions trading program (Programa de prueba del sistema de comercio de emisiones). The trial program sets forth an initial 24-month pilot phase for the adoption of the program that started on January 1, 2020 and concluded on December 31, 2021, which is followed by a 12-month period to transition to the operative stage, which ended on December 31, 2022. The trial program will not have any economic consequences for the participants; but after December 2022, SEMARNAT should establish emission caps per industrial sector in line with Mexico’s greenhouse gas emissions reduction targets.

We will have to meet those caps through mitigation measures or acquire emission reduction certificates in the proposed market. As of December 31, 2022, we cannot anticipate the impact that this new cap-and-trade scheme and the mandatory emissions caps will have on our operations in Mexico, mainly due to the fact that the existing rules apply only to its current pilot phase, yet we are participating with various lobbying groups within different industrial sectors and chambers to address our concerns towards a fair and robust operative phase.

On April 29, 2020, CENACE issued a resolution providing for the implementation of several restrictive measures on output in privately-owned wind and photovoltaic plants, including, among other measures, the suspension of all tests required by such plants that were in construction at that moment, to reach commercial operation, among other measures to guarantee the efficiency, quality, reliability, continuity and security of the Mexican electrical system during the period of reduced power demand caused by the COVID-19 pandemic (the “NES Resolution”). Additionally, on May 15, 2020, the Mexican Ministry of Energy (Secretaría de Energía, the “SENER”) published in the Official Mexican Gazette a substantial revision to the Policy for the Reliability, Safety, Continuity and Quality of the Mexican Electrical System (the “SENER Policy,” and together with the NES Resolution, the “Energy Publications”). The Energy Publications entailed significant deviations from the current Rules, among other laws and regulations in Mexico.

The SENER Policy imposes additional restrictions and conditions on the issuance and modification of generation permits for solar and wind facilities. Additionally, among other changes, the SENER Policy expressly prioritizes reliability over economic efficiency in the dispatch of the electric grid, potentially affecting the production of solar and wind generation to the benefit of existing plants owned by CFE; transfers the value of the capacity recognized to the solar and wind plants to the load-serving entities; and mandates the creation of new ancillary services and infrastructure improvements, the costs of which are to be borne by wind and solar generators. Several private power generators and non-governmental organizations filed constitutional challenges against the Energy Publications claiming that such publications are unconstitutional and restrict constitutionally protected rights and interests, such as the right to a healthy environment. Moreover, on June 22, 2020, Mexico’s antitrust regulator (Comisión Federal de Competencia Económica) (“COFECE”) filed a legal controversy claim

(controversia constitucional) with Mexico’s Supreme Court arguing that the SENER Policy violates several provisions of the Mexican Constitution and that it adversely affects the competitive nature of Mexico’s energy market. On February 3, 2021, Mexico’s Supreme Court issued a final ruling on the constitutional controversy claim filed by COFECE against the SENER Policy nullifying most of its provisions. Thereafter on March 4, 2021, SENER published in the Official Mexican Gazette a resolution abolishing the SENER Policy in its entirety. Additionally, a federal judge ruled the nonexistence of the NES Resolution, which was thereafter published by CENACE through its official information system on June 16, 2021, leaving the NES Resolution without effects.

Furthermore, on May 28, 2020, during an extraordinary meeting, the CRE approved two resolutions which call for increases to the transmission charges payable to the CFE by all electric power generators, with renewable and conventional power plants, operating under grandfathered interconnection agreements (“Grandfathered Generators”) which are subject to the laws and regulations that were applicable before the Mexican energy reform of 2013 to 2014 (the “CRE Resolutions”). Under the CRE Resolutions, these new wheeling charges for the transmission service constitute an exponential and immediate increase for Grandfathered Generators and were applied by CFE as of July 2020. While the entities legally obliged to pay for those transmission costs are Grandfathered Generators, the end-users must hold a minority participation in the Grandfathered Generators from whom they receive the power supply, thus depending on the structure agreed in the corresponding power supply agreements (which could consist of pass-through provisions for such transmission costs), end-users under the grandfathered “self-supply” scheme, including Cemex, may run the risk of transmission costs and be obligated to pay the relevant grandfathered projects for said incremental costs. In the case of the three wind farms in Mexico owned by Grandfathered Generators, in which Cemex has a minority participation and with which Cemex has entered into long-term arrangements to receive the power under the “self-supply” framework, the charges for transmission payable to CFE, in which Cemex has a minority participation, associated with the wind farms increased by four to six times. Furthermore, we expect the transmission charges to increase by about 80% in the case of the pet coke-fired self-supply thermal power plant in Tamuin, Mexico, owned by another Grandfathered Generator in which Cemex has a minority participation and with which Cemex has also entered into a long-term arrangement to receive power. As of December 31, 2022, the Grandfathered Generators that supply electric energy to our operations in Mexico have all obtained injunctions against the applicable CRE Resolutions and two of them have obtained favorable resolutions in their constitutional challenges, nullifying all the provisions and effects of the CRE Resolutions. These favorable resolutions are final and definitive as no further recourse is available. We are closely monitoring the progress of the remainder of the constitutional challenges filed by the other Grandfathered Generators that supply electric energy to our operations in Mexico, as certain arrangements with the Grandfathered Generators regarding wheeling charges are structured under a pass-through mechanism, which are typical of these types of “self-supply” projects, expose Cemex to the increases called for by the CRE Resolutions and would entail an increase in the electricity prices for our plants in Mexico. On August 28, 2020, we filed a constitutional challenge against the CRE resolution applicable to Grandfathered Generators operating conventional power plants and we were granted an injunction against such CRE Resolution, though as of December 31, 2022, no final ruling on the appeal filed by the CRE against such injunction had been issued. As of

December 31, 2022, we cannot assess with certainty the outcome of the legal challenges presented against the CRE Resolutions, or the impact that an adverse resolution on those could have on our business, operations and contractual obligations in Mexico.

On March 9, 2021, a decree amending several key provisions of the Electric Industry Law was published in the Official Mexican Gazette (the “Energy Industry Law Reform”). The Energy Industry Law Reform, among other consequences, (i) strengthens CFE’s powers in Mexico’s energy sector and grants its hydropower and conventional power plants preferential grid dispatch over privately-owned plants and priority on the use of transmission and distribution infrastructure over power plants owned by private parties relegating the current position private suppliers hold in the dispatch order; (ii) changes the economic dispatch in the Electricity Market from variable production costs to total unit costs; (iii) restricts the access to the national grid and general distribution network infrastructure by establishing new discretionary rules and restrictions on open access for interconnection requests to the national grid; (iv) subjects applications for power generation permits to new requirements for meeting certain planning criteria discretionarily established by SENER; (v) changes the methodology to determine the granting of clean energy certificates, allowing plants built before the publication of the Electric Industry Law to issue certificates; and (vi) allows the CRE to (x) unilaterally and retroactively revoke any power generation permits granted to Grandfathered Generators, if found to have been obtained fraudulently, and (y) allows CFE to renegotiate power purchase agreements entered with independent power producers, both of which are subject to the laws and regulations that were applicable before the Mexican energy reform of 2014. Shortly thereafter, federal judges granted injunctions under constitutional challenges filed by several private generators (including the Grandfathered Generators that supply electric energy to our operations in Mexico) and other participants in the Electricity Market affected by the amendments, temporarily suspending the effects of the Energy Industry Law Reform not only with respect to the parties that filed the constitutional challenges, but also on a general basis for all participants in the Electricity Market, though SENER filed appeals to challenge such rulings. By the end of the third quarter of 2021, several injunctions granted on a general basis had been revised by Federal Circuit Courts of Appeals to limit their protective effects exclusively to private generators that filed constitutional challenges against the Energy Industry Law Reform, including the Grandfathered Generators that supply electric energy to our operations in Mexico. On April 8, 2021, a group of Senators filed an unconstitutionality claim (acción de inconstitucionalidad) (the “Unconstitutionality Claim”) against the Energy Industry Law Reform. Moreover, on April 22, 2021, COFECE filed a legal controversy claim with Mexico’s Supreme Court arguing that the Energy Industry Law Reform adversely affects the competitive nature of Mexico’s energy market. Although on April 7, 2022, the Mexican Supreme Court dismissed the Unconstitutionality Claim as it did not reach the required votes to declare the unconstitutionality of any of the contested provisions of the Energy Industry Law Reform, it laid out several arguments in its decision that could form the basis for future resolutions to ongoing constitutional challenges in favor of declaring the unconstitutionality of the different provisions of such reforms. Additionally, COFECE’s controversy was dismissed by the Mexican Supreme Court on April 18, 2022. The Mexican Supreme Court’s dismissal of the Unconstitutionality Claim and COFECE’s controversy does not revoke the injunctions granted against the enforcement of the Energy Industry Law Reform (including those granted to Grandfathered Generators that supply electric energy to our operations in Mexico), and as of December 31, 2022, some of those injunctions are still in force, thus, the Energy Industry Law Reform will remain suspended until the last of those injunctions has been revoked or all claims have been resolved in favor of its constitutionality. As of December 31, 2022, we cannot anticipate the impact that the Energy Industry Law Reform could have on our business, operations, and contractual obligations in Mexico if the contested provisions contained in the Energy Industry Law Reform are deemed constitutional in final decisions to be issued on the injunctions granted to Grandfathered Generators that supply electric energy to our operations in Mexico, nor we can anticipate the impact that such reform could have on our business, operations and contractual obligations in Mexico. However, if the Energy Industry Law Reform were to limit the dispatch of renewable energy generators or impose new costs or charges to the renewable electric energy industry, and/or cause new regulatory burdens for participants in Mexico’s Wholesale Electricity Market, we could have an adverse effect on our business, operations and contractual obligations in Mexico, and our plans to reduce the use of fossil fuels and our CO2 reduction commitments could be affected.

On May 21, 2021, SENER published in the Federal Official Gazette the “Decree by means of which several provisions of the Hydrocarbons Law are added and amended” (Decreto por el que se reforman y adicionan diversas disposiciones de la Ley de Hidrocarburos or the “Hydrocarbons Law Reform”), imposing additional burdens to private parties who carry out activities related to petroleum, petroleum derivates and natural gas, to the benefit of CFE and PEMEX, and could potentially affect end-users, such as Cemex. The Hydrocarbons Law Reform entered into force on May 5, 2021, among other things, (i) increases requirements for obtaining new permits, (ii) imposes new conditions on existing permits and (iii) imposes new grounds for revocation of permits. We have not yet determined if the Hydrocarbons Law Reform could have a material adverse impact on our results of operations, liquidity or financial condition. Although several federal judges had originally issued injunctions against the Hydrocarbons Law Reform, which prevented its application on a general basis, as of December 31, 2022, some of the decisions of the federal judges granting such injunctions have been reversed by Federal Circuit Courts of Appeals, which have lifted some of the injunctions and dismissed some constitutional challenges filed by private parties against the Hydrocarbons Law Reform. However, the legal effects of the amendments introduced by the Hydrocarbons Law Reform will continue to be suspended until Federal Circuit Courts of Appeals revoke the last of the injunctions granted on a general basis.

On September 30, 2021, a draft bill amending several articles of the Mexican Constitution in matters concerning the legal framework for Mexico’s energy industry (the “Energy Reform Bill”) was submitted by the Mexican federal executive branch to the House of Representatives of the Mexican congress. The Energy Reform Bill aimed to completely reverse the December 2013 constitutional energy reform in matters related to the electricity sector, although it also contemplates important changes for the oil & gas and the mining sectors, such as the disappearance of the National Hydrocarbons Commission (Comisión Nacional de Hidrocarburos), the elimination of all references to state productive enterprises conducting oil & gas exploration and production activities, and the prohibition to grant concessions for the exploitation of lithium. As for the regulatory framework concerning the electricity sector, some of the main amendments proposed by the Energy Reform Bill were: (i) the generation, conduction, transformation, distribution, and supply of electric power, including the exploitation of natural resources and assets, would return to be a strategic area of the state; (ii) CENACE would be re-integrated back into CFE and the latter would operate as a single and autonomous governmental entity taking over the current functions of CENACE, and the responsibility of operating the electric grid, and would also be exclusively in charge of preserving energy security and sufficiency, as well as the supply of electric power to all the population; (iii) the CRE would disappear and SENER would assume the former’s functions; (iv) power generation permits, together with all power purchase agreements entered into with the private sector and all pending permit applications would be cancelled as of the date on which the amendments introduced by Energy Reform Bill become effective; (v) any new permits would have to be requested before SENER; and (vi) all clean energy certificates would be cancelled. As a result of the Energy Reform Bill, the existing legal framework on the sector, including the Electric Industry Law and the Hydrocarbons Law, would have to be amended or replaced. On April 17, 2022, the House of Representatives of the Mexican Congress voted on the Energy Reform Bill, which did not reach the two-thirds qualified majority necessary for its approval and was therefore dismissed.

See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico.”

United States

Our operating subsidiaries in the United States are subject to a wide range of U.S. federal, state and local laws, regulations and ordinances dealing with the protection of human health and the environment that are strictly enforced and can lead to significant monetary penalties for noncompliance. These laws and regulations expose us to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities and, in some cases, the acts and omissions of the previous owners or operators of a property or facility. These laws regulate, among other things, water discharges, noise, and air emissions, including dust, as well as the handling, use and disposal of hazardous and non-hazardous waste materials. Certain laws also create a shared liability scheme under which parties are held responsible for the cost of cleaning up releases to the environment of designated hazardous substances. We therefore may have to conduct environmental remediation associated with the disposal or release of hazardous substances at our various operating facilities, or at sites in the United States to which we sent hazardous waste for disposal. As of December 31, 2022, we believe that our current procedures and practices for handling and managing materials are generally consistent with industry standards and legal and regulatory requirements, and also believe that we take appropriate precautions designed to protect employees and others from harmful exposure to hazardous materials.

As of December 31, 2022, Cemex, Inc. and its subsidiaries had accrued liabilities specifically relating to environmental matters in the aggregate amount of $52.6 million. The environmental matters relate to (i) the disposal of various materials, in accordance with past industry practice, that might be categorized as hazardous substances or waste and (ii) the cleanup of hazardous substances or waste at sites used or operated by Cemex, Inc. and its subsidiaries including discontinued operations, either individually or jointly with other parties. Most of these matters are in the preliminary stages, and a final resolution might take several years. For purposes of recording the provision, Cemex, Inc. and its subsidiaries consider that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed as of December 31, 2022, Cemex, Inc. does not believe it will be required to spend significant sums on these matters, in excess of the amounts previously recorded. The ultimate cost that might be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work, and negotiations with, or litigation against, potential sources of recovery have been completed.

In 2007, the EPA launched a CAA enforcement initiative against the U.S. cement industry. The primary goal of the initiative is to assess the industry’s historic compliance with the CAA’s New Source Review program and to reduce emissions from the industry through the installation of add-on controls. We have actively engaged with the EPA on its investigations, which involved multiple of our facilities in the United States, and have entered into four settlements involving a total of $6.1 million in civil penalties and a commitment to incur certain capital expenditures for pollution control equipment at our Victorville, California; Fairborn, Ohio (divested on February 10, 2017); Lyons, Colorado; Knoxville, Tennessee; Louisville, Kentucky (divested on March 6, 2020); Demopolis, Alabama; Odessa, Texas (divested on November 18, 2016); and New Braunfels, Texas plants. Based on our past experience with such matters and currently available information, as of December 31, 2022, we believe any further proceedings should not have a material adverse impact on our results of operations, liquidity and financial condition.

In 2002, Cemex Construction Materials Florida, LLC (formerly Rinker Materials of Florida, Inc.) (“Cemex Florida”), a subsidiary of Cemex, Inc., was granted a federal quarry permit and was the beneficiary of another federal quarry permit for the Lake Belt area in South Florida. The permit held by Cemex Florida covered Cemex Florida’s SCL and FEC quarries. Cemex Florida’s Kendall Krome quarry is operated under the permit of which it was a beneficiary. The FEC quarry is the largest of Cemex Florida’s quarries measured by volume of aggregates mined and sold. Cemex Florida’s Miami cement mill is located at the SCL quarry and is supplied by that quarry, while the FEC and Kendall Krome quarries have supplied aggregates to Cemex and third-party users. In response to litigation brought by environmental groups concerning the manner in which the federal quarry permits were granted, in January 2009, the U.S. District Court for the Southern District of Florida ordered the withdrawal of the federal quarry permits for Cemex Florida’s SCL, FEC and Kendall Krome quarries. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the Army Corps of Engineers (“Corps”) in connection with the issuance of the permits. Upon appeal, on January 21, 2010, the Eleventh Circuit Court of Appeals affirmed the district court’s ruling withdrawing the federal quarry permits for the three Cemex Florida quarries as well as other third-party federal quarry permits subject to the litigation. On January 29, 2010, the Corps completed a multi-year review commenced as a result of this litigation and issued a Record of Decision (“ROD”) supporting the issuance of new federal quarry permits for the FEC and SCL quarries. Excavation of new aggregates was stopped at the FEC and SCL quarries from January 20, 2009 until new permits were issued. The FEC permit was issued on February 3, 2010, and the SCL permit on February 18, 2010. Furthermore, permits to extend the areas available to mine at the FEC and SCL quarries were received on May 7, 2020 and July 22, 2020, respectively. The ROD also indicated that a number of potential environmental impacts must be addressed at the wetlands located at the Kendall Krome site before a new federal quarry permit may be issued for mining at that quarry, meaning that no new aggregates would be quarried from wetland areas at Kendall Krome pending the resolution of the potential environmental issues, with the FEC and SCL quarries continuing to operate. On November 15, 2020, the Corps determined that the wetlands at the Kendall Krome quarry are not subject to the jurisdiction of the Clean Water Act. Therefore, Clean Water Act permits will not be required to resume mining at the Kendall Krome site. If Cemex Florida is unable to maintain the new Lake Belt permits, to the extent available, Cemex Florida would need to source aggregates from other locations in Florida or import aggregates. This would likely affect operating income from our operations in Florida. As of December 31, 2022, any adverse impacts on the Florida economy arising from the cessation or significant restriction of quarrying operations in the Lake Belt area could also have a material adverse impact on our results of operations, liquidity and financial condition.

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

Our operations in the United States are subject to a number of federal and state laws and regulations addressing climate change. On the federal side, EPA has promulgated a series of regulations pertaining to emissions of GHGs from industrial sources. EPA issued the Mandatory Reporting of Greenhouse Gases Rule, effective December 29, 2009, which requires certain covered sectors, including cement manufacturing, with GHG emissions above an established threshold to inventory and report their GHG emissions annually on a facility-by-facility basis. In 2010, EPA issued a final rule that establishes GHG thresholds for the New Source Review Prevention of Significant Deterioration (“PSD”) and Title V Operating Permit programs (“Title V”). The rule “tailors” the requirements of these CAA permitting programs to limit which facilities will be required to obtain PSD and Title V permits for GHG emissions. Cement production facilities are included within the categories of facilities required to obtain permits, provided that their GHG emissions exceed the thresholds in the tailoring rule. The PSD program requires new major sources of regulated pollutants and major modifications at existing major sources to secure pre-construction permits that establish, among other things, limits on pollutants based on Best Available Control Technology (“BACT”).

According to EPA’s rules, stationary sources, such as cement manufacturing, which are already regulated under the PSD program for non-GHG pollutants, need to apply for a PSD permit for any GHG emissions increases above 75,000 tons/year of CO2 equivalent (“CO2E”). Therefore, new cement plants and existing plants undergoing modification which are major sources for non-GHG pollutants regulated under the CAA need to acquire a PSD permit for construction or modification activities that increase CO2E by 75,000 or more tons/year, and would have to determine and install BACT controls for those emissions. Furthermore, any new source that emits 100,000 tons/year of CO2E or any existing source that emits 100,000 tons/year of CO2E and undergoes modifications that would increase CO2E emissions by at least 75,000 tons/year, must comply with PSD obligations. Complying with these PSD permitting requirements can involve significant costs and delay. As of December 31, 2022, the costs of future GHG-related regulation of our facilities through these efforts or others could have a material economic impact on our U.S. operations and the U.S. cement manufacturing industry, which in turn could have a material adverse impact in our results of operations, liquidity and financial condition.

With respect to state efforts to address climate change, in 2006, the State of California adopted the Global Warming Solutions Act (“AB32”) setting into law a goal to reduce the State’s CO2 emissions to 1990 levels by 2020. As part of the measures derived from AB32, the California Air Resources Board (“CARB”) developed a cap-and-trade program, enforced from 2013, that covers most industrial sources of greenhouse gas emissions in the State, including cement production facilities. The program involves allocating a number of allowances free of charge to covered installations, which must subsequently surrender back to the regulator a number of allowances or qualified offset credits matching their verified emissions during the compliance period. Based on the free allowances received, our Victorville cement plant met all of its compliance obligations for the second compliance period (2015 to 2017) without a material impact on its operating costs; and also met all of its compliance obligations for the third compliance period (2018 to 2020) without a material impact on its operating costs. Furthermore, as of December 31, 2022, for our operations in California, we are actively pursuing initiatives to substitute fossil fuels for lower carbon fuels, improve our energy efficiency and utilize renewable power in an effort to economically reduce our direct and indirect GHG emission intensities. However, even with these ongoing efforts and the expected distribution of free allowances, as of December 31, 2022, the measures corresponding to future compliance periods of AB32, which may eventually require us to purchase emission allowances at increased prices due to their reduced availability, and the resulting overall costs of complying with a cap-and-trade program, could have an impact on our operations in California, which in turn could have an adverse impact on the results of operations, liquidity and financial condition of our operations in the U.S., and consequently on us.

In 2007, CARB approved a regulation that requires California equipment owners/operators to reduce diesel particulate and nitrogen oxide emissions from in-use off-road diesel equipment and to meet progressively more restrictive emission targets. In 2008, CARB approved a similar regulation for in-use on-road diesel equipment. The emission targets require us to retrofit our California-based equipment with diesel emission control devices or replace equipment with new engine technology in accordance with certain deadlines. As of December 31, 2022, compliance with the CARB regulations has resulted in equipment related expenses or capital investments, including overhauling engines and purchases of new equipment related to the CARB regulations, in excess of $104.7 million. As of December 31, 2022, we estimate that we may continue to incur substantial expenditures to comply with these requirements.

In 2019, Colorado adopted the Climate Action Plan to Reduce Pollution (House Bill 19-1261) (“CCAP”). The CCAP sets into law a goal to reduce the state’s greenhouse gas pollution levels by 25% by 2025, 50% by 2030 and 90% by 2050 compared to 2005 levels. Rulemaking to implement CCAP is now ongoing by the Colorado Department of Public Health and Environment, Air Pollution Control Division, and the resulting rules and regulations might result in the requirement for additional emissions control technology and other changes in operating processes for cement manufacturers. Further, on October 22, 2021, the Colorado Air Quality Control Commission passed the Green Gas Emissions and Energy Management for Manufacturers in Colorado rule (the “GEMM”). The GEMM became effective on December 15, 2021. The GEMM intends to reduce air pollution, save energy, and improve air quality in communities near emitting facilities. It requires specific facilities in the state that produce 50,000 tons or more in GHG emissions, including our construction materials facility in Lyons, to, among other things, prepare and submit to the Air Pollution Control Division an energy and GHG audit demonstrating that they are using GHG BACT and energy best management practices. If the audit shows a facility is using GHG BACT and energy best management practices, it will still be required to reduce its GHG emissions by 5%. On the other hand, if a facility’s audit shows it is not using such best controls to save energy and reduce GHG emissions, it will need to reduce the same amount of emission that those best controls would achieve, plus reduce an additional 5% in total GHG emissions. Additionally, in July 2021, Colorado adopted the Environmental Justice Act (House Bill 21-1266) (the “EJA”), which requires Colorado’s manufacturing sector as a whole to reduce GHG emissions 20% by 2030, based on 2015 reported emissions. The regulations to implement the EJA are expected to be addresses in a second phase of the GEMM rulemaking in 2023. As of December 31, 2022, we were working to comply with the GEMM and following developments in any new regulations proposed to implement the EJA.

Europe

General overview of EU industrial regulation

As of December 31, 2022, the EU legal system operates differently compared to federal systems. The EU legal regime, referred to as supra-national law, sits above the legal systems of the different EU member states (“Member States”), which retain their independence subject to tight oversight from EU institutions, especially the Court of Justice and the European Commission. As such, EU law operates (in its many fields of application, including industrial regulation) in order to control and authoritatively interpret the legislation and implementation of law (EU and domestic) in those Member States. One of the key manifestations of this supra-national control are the inter-related doctrines of the supremacy of EU law and of conforming interpretation. Essentially, where an area of legal control in a Member State has its origin in EU legislation, the Member States must implement or transpose the EU law fully and effectively into their domestic law and every organ of the Member State, including its regulators and its courts, must interpret (and if necessary, change) domestic law in order to conform with the objectives and the letter of the relevant EU legislation. This is of relevance to the cement sector since almost every aspect of its environmental regulation has its origins in EU legislation.

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

Cement and limestone kilns as a primary or secondary source of fuel fall within the definition of “co incineration plants.” The Incineration Directive sought to achieve its aim by setting and maintaining stringent operational conditions and technical requirements, as well as emission limit values for a range of pollutants including dust, nitrogen oxides, sulfur dioxide, hydrogen chloride, heavy metals and dioxins.

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

The concept of BAT is central to the system, and effectively imposes a legal obligation on plant operators to use and apply the best available techniques (as they develop from time to time) in order to prevent or, where this is not practicable, minimize emissions of pollutants likely to be emitted in significant quantities from the plant to air, water or land. Emission limit values, parameters or equivalent technical measures must be based on the best available techniques, without prescribing the use of one specific technique or technology and taking into consideration the technical characteristics of the installation concerned, their geographical location and local environmental conditions. In all cases, the permit conditions must procure a high level of protection for the environment as a whole and must address energy efficiency, waste minimization, prevention of accidental emissions and site restoration. Since the IPPC Directives were in effect, to assist the permitting authorities and companies in determining the BAT, the European Commission periodically organizes exchanges of information between experts from the Member States, industry and environmental organizations. This results in the adoption and publication by the European Commission of BAT Reference Documents (“BREFs”) for the industry sectors covered by the IED. A key element of the BREFs are the conclusions on BAT (“BAT conclusions”), which are used as a reference for setting permit conditions.

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

It is a new requirement under the IED that permitting authorities must review and, if necessary, update permit conditions within four years of the European Commission publishing decisions on BAT conclusions for a particular activity. The European Commission describes review of the BREFs as a continuing process due to ongoing technological advances and so updates may be expected. As of December 31, 2022, a total of 13 BREFs of the existing 32 are being rewritten, revised, or not published for the IED. As of December 31, 2022, this has the potential to require our operations in Europe to be adapted to conform to the latest BAT, which in turn could impact our operations.

As of December 31, 2022, we believe that our operations in Member States will be impacted given the change in regulatory approach heralded by the legislation and its ongoing revision and the fact that it will be key to the permitting of the cement industry in the EU. As of December 31, 2022, we are not able to assess the degree of impact that the future BAT conclusion requirements that come into effect under the IED will have on our operations in Member States.

EU Emissions Trading

In 1997, as part of the United Nations Framework Convention on Climate Change (the “UNFCCC”), the Kyoto Protocol was adopted to limit and reduce GHG emissions. The Kyoto Protocol set legally binding emission reduction targets for 37 industrialized countries and the EU. Under the Kyoto Protocol, industrialized countries agreed to reduce their collective GHG emissions by 5% against 1990 levels over the five-year period going from 2008 to 2012. In 2012, at the United Nations Climate Change Conference in Doha, Qatar, the Doha Amendment to the Kyoto Protocol was adopted. Certain parties, including the United Kingdom and the EU, committed to reduce GHG emissions by at least 18% below 1990 levels in the eight-year period going from 2013 to 2020 (“Second Commitment Period”). To compensate for the sting of binding targets, the Kyoto Protocol allowed three “flexibility” mechanisms to be used by parties in meeting their emission limitation commitments: The Clean Development Mechanism (“CDM”), Joint Implementation (“JI”) and International Emissions Trading.

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

Initially in order to implement the Kyoto Protocol, and now to implement the Paris Agreement, the EU established an emissions trading system (“ETS”) by means of Directive 2003/87/EC. Under the ETS, a cap or limit is set on the total amount of CO2 emissions that can be emitted by the power plants, energy-intensive installations (including cement plants) and commercial airlines that are covered by the system. As of December 31, 2022, our operations in the European Union are subject to the binding caps on CO2 emissions imposed pursuant to the ETS. The cap is reduced over time so that the total amount of emissions will decrease.

Within the cap, companies receive free allocation or buy emission allowances. These allowances are tradable so as to enable companies that manage to reduce their emissions, below their free allocation level, to sell their excess allowances to a secondary market or directly to other companies with allowance surrender obligations. After each year, a company must surrender enough carbon allowances to cover all its emissions. In general, failure to meet the emissions reporting and surrender obligations is subject to significant monetary penalties of €100 for each ton of CO2 emitted by the installation for which the operator has not surrendered allowances, whilst also having to surrender allowances to cover the initial under surrender.

The ETS consists of four trading phases: Phase I, which lasted from January 1, 2005 to December 31, 2007, Phase II, which lasted from January 1, 2007 to December 31, 2012, Phase III, which commenced on January 1, 2013 and ended on December 31, 2020, and Phase IV, which commenced on January 1, 2021 and will last until December 31, 2030. Prior to the commencement of each of ETS Phases I and II, each Member State was responsible for publishing its National Allocation Plan (“NAPs”), a document which set out a national cap on the total amount of carbon emissions by all installations during each relevant trading phase and the methodology by which the cap would be allocated to the different sectors in the ETS and their respective installations. Each Member State’s cap contributed to an overall EU cap on emissions, where one carbon allowance had to be surrendered to account for one metric ton of carbon emitted. The carbon allowances were mostly distributed for free by each Member State to its ETS installations, although some Member States also used a fraction of their material cap for auctioning, mainly to power generators. Under ETS Phase III, however, the system of NAPs was replaced by a single EU-wide, top-down, cap on CO2 emissions, with allocation for all installations made according to harmonized EU rules and set out in each Member State’s National Implementation Measures (“NIM”). Additional restrictions were introduced on the extent to which Kyoto Protocol units could be used to offset EU carbon emissions, and auctioning, not free allocation, became the default method for distributing allowances. During Phase IV of the ETS (2021 to 2030), the EU-wide overall cap on emission allowances will be reduced by 2.2% every year from 2021, benchmarks will be updated based on recent data twice during the 2021 to 2030 period, a more dynamic allocation based on recent production shall replace the “historical activity level” and less emission allowances will be available for auction due to their allocation to the EU’s Market Stability Reserve. As of December 31, 2022, it is not possible to predict with certainty how Cemex will be affected by the reform to the ETS in Phase IV and which regulations implementing the European Union’s NDC and Green Deal (as defined below) will be approved; however, we currently expect that the aggregate amount of allowances that will be annually allocated for free to Cemex in Phase IV, due to unused surplus from previous phases, should be sufficient for our operations in Europe until at least the end of 2025. If any emission allowances would need to be purchased, such emission allowances would likely be purchased at increased prices due to their reduced availability in auctions, since they would have been allocated to the Market Stability Reserve. If emission allowances for Phase IV were to be insufficient at some point which would trigger the need to purchase emission allowances, all of this could have a material impact on our results of operations, liquidity and financial condition.

EU policymakers have traditionally seen the free allocation of allowances as a principal way to reduce the risk of carbon leakage—that is either, increased imports from countries that do not have climate change control, or the risk that energy-intensive industries, facing higher costs because of the ETS, will move their facilities beyond the EU’s borders to these countries, thus resulting in a leakage of CO2 emissions without any environmental benefits.

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

Sectors classified as deemed to be at significant risk of carbon leakage continued to receive 100% of their benchmark allocation of allowances free of charge during Phase III, adjusted by a cross-sectoral correction factor applied uniformly upon all participating facilities in Europe in order to reduce the amount of free allocation that each installation received so that the total sum would not exceed the authorized EU-wide cap for free allocation. By contrast, sectors not considered at risk of carbon leakage received 80% of their benchmark allowances for free in 2013, declining to 30% by 2020. The cement industry is included in the list of sectors at significant risk of carbon leakage for Phase IV of the ETS; and therefore receives, and should continue to receive, free allocation until at least 2025. Further to this, as of December 31, 2022, the EU Parliament’s environment committee is expected to vote on the revised ETS in February 2023. If progressed, a final vote in March 2023 will pave the way for the cement industry, among others, to have their free allocation period end over a nine-year period between 2026 and 2034. A future decision to end the free allocation period for the cement industry could have a material impact on our operations and our results of operations, liquidity and financial condition.

On April 27, 2011, the European Commission adopted Decision 2011/278/EU, which stated the rules, including the benchmarks of GHG emissions performance, to be used by the Member States in calculating the number of allowances to be annually allocated for free during Phase III of the ETS to industrial sectors (such as cement) deemed to be exposed to the risk of “carbon leakage.” The number of allowances to be allocated to installations for free was based on a combination of historic activity levels at that installation and an EU benchmark of carbon efficiency for the production of a particular product—for example, clinker. An installation’s historic activity level was calculated by taking the median of its annual production levels during the baseline period, either 2005 to 2008 or, where historic activity levels were higher, 2009 to 2010. The product benchmark was based on the average carbon emissions of the top 10% most “carbon efficient” EU installations for a particular product during 2007 and 2008, where carbon efficiency is measured by carbon intensity or carbon emission per metric ton of product. Preliminary allocation calculations based on the rules were carried out by each Member State and included in a NIM table which was sent for scrutiny to the European Commission. On September 5, 2013, the European Commission adopted Decision 2013/448/EU which approved the NIMs submitted by most Member States and which set the annual cross-sectoral correction factors for Phase III of the ETS. The cross-sectoral correction figure was used to adjust the levels of product benchmarks used to calculate the free allocation of allowances to each installation. This was so the total amount handed out for free did not exceed the maximum set in the ETS Directive. Each Member State was required to adjust its national allocation table of free allowances each year and submit this for approval to the European Commission prior to issuing allowances. The application of this cross-sectoral correction factor resulted in an important decrease in the quantity of allowances that our ETS-participant operations received for free in the 2013 to 2020 period. Also, during Phase III, if the activity level of a sub-installation and thus emissions therefrom decreased below a certain threshold than the activity level used to determine free allocation, rules known as the “partial cessation rules” would apply and the level of free allocation would be decreased. While the system for free allocation during Phase IV of the ETS doesn’t differ fundamentally from that of Phase III, free allocation during Phase IV of the ETS will focus on sectors at the highest risk of relocating their production outside of the EU, a considerable number of free allowances will be set aside in the Market Stability Reserve for new and growing installations, more flexible rules in place of the “partial cessation rules” have been set to better align the level of free allocation with actual production levels, allocation to individual installations may be adjusted annually to reflect relevant increases and decreases in production, the 54 benchmark values determining the level of free allocation to each installation will be updated twice in Phase IV to avoid windfall profits and reflect technological progress since 2008, and an annual reduction rate varying from 0.2% to 1.6% will be determined for each benchmark. Furthermore, the free allowance mechanism may be affected as a result of the potential adoption of certain measures as part of the CBAM (as defined below).

In addition to carbon allowances, up to the end of its Phase III, the ETS allowed the use or exchange of Kyoto Protocol units by companies for compliance up to a certain limit to offset their carbon emissions in the EU: the Emission Reduction Unit, representing a metric ton of carbon saved by a project under the JI mechanism, and the Certified Emission Reduction unit (“CERs”) under the CDM. As of December 31, 2022, we have registered 19 CDM projects with a total potential to, according to our estimates, reduce 2.44 million tons of CO2E emissions per year. Since July 2014, we do not verify the actual reductions, so we do not generate CERs on an annual basis since then. As of December 31, 2022, we have already used the maximum allowed number of CERs in all EU operations. Under Phase IV, Emission Reduction Units and CERs will no longer be usable or exchangeable for compliance purposes.

Despite having sold a substantial amount of allowances during Phase II of the ETS, the aggregate amount of allowances that were annually allocated for free to Cemex in Phase III of the ETS (2013 to 2020) were sufficient to operate, which lead us to also sells a significant number of allowances that had been allocated to us in Phase III. This stems from various factors, notably our efforts to reduce emissions per unit of clinker produced and the stream of offset credits coming from our internal portfolio of CDM projects. As of December 31, 2022, we are taking measures intended to minimize our exposure to the ETS, while continuing to supply our products to our customers. As of December 31, 2022, it is not possible to predict with certainty how Cemex will be affected by the ETS in Phase IV; however, we currently expect that the aggregate amount of allowances that will be annually allocated for free to Cemex in Phase IV, due to unused surplus from previous phases, should be sufficient for our operations in Europe until at least the end of 2025. If purchasing any emission allowances is needed, such emission allowances would likely be purchased at increased prices due to their reduced availability in auctions, since they would have been allocated to the Market Stability Reserve. All of this could have a material impact on our results of operations, liquidity and financial condition. Also, although the cement industry is included in the list of leakage sectors which will receive free allocation of allowances during Phase IV of the ETS, a future decision that the cement industry should no longer be regarded at a significant risk of carbon leakage or the adoption of certain measures as part of the CBAM (as defined below) could have a material impact on our operations and our results of operations, liquidity and financial condition.

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

On July 14, 2021, the European Commission proposed the following in relation to the measures mentioned in the paragraph above to procure the fulfillment of the goals contained in its Green Deal, among others:

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

(iii)    The incorporation of the maritime sector, building sector relating to heating in buildings with outdated systems that use polluting fossil fuels, and road transport into the ETS;

(iv)    The implementation of a separate emissions trading system for fuel distribution for road transport and buildings;

(v)    The increase in the size of the EU’s Innovation and Modernization Funds, which are currently expected to be funded by the revenues from auctioning 450 million allowances from 2020 to 2030. If approved, this could potentially increase the amount of allowances to be auctioned, therefore reducing the price for such allowances; and

(vi)    An increase in its target to produce the EU’s energy from renewable sources by 2030 from 32% to 40% of the total energy production.

As of December 31, 2022, none of the proposals described above has been approved, as they were still subject to consultation throughout the second half of 2022. As a result, as of December 31, 2022, we are not able to foresee the final form of these proposals or any future proposals to achieve the goals of the Green Deal; and, consequently, we are not able to assess if their approval and implementation would have a material adverse impact on our results of operations, liquidity, and financial condition.

As of January 1, 2021, an independent emissions trading system in the United Kingdom (the “UK ETS”) replaced the ETS in the United Kingdom. The United Kingdom has already issued regulations establishing the structure of the UK ETS, including a cap on emissions each year to 2030. With some exceptions, the UK ETS is similar to the ETS and provides continuity after the transition from the ETS. Among these exceptions are the following: (i) a tighter annual cap than under the ETS, at 5% below the Phase IV ETS cap; and (ii) greater fines to apply, as a charge of £100 would be imposed for each ton of emissions not covered by allowances, which is higher than the €100 fine under the ETS. The United Kingdom cap is set to be revised in 2024 to fully align with a net-zero trajectory. As of December 31, 2022, although the UK ETS provides continuity after the transition from the ETS, it is not possible to predict with certainty how Cemex will be affected by the UK ETS. As in Phase IV of the ETS and given the expected tighter caps and expected revision in 2024, the aggregate amount of allowances allocated to Cemex under the UK ETS could not be sufficient for our operations in the UK, and, therefore, Cemex could require to purchase emission allowances at some point in time. It could be necessary to purchase these emission allowances at increased prices due to potential insufficient liquidity and increased price volatility in the UK ETS compared to the ETS. All of this could have a material impact on our results of operations, liquidity and financial condition.

In furtherance of the Paris Agreement, countries are invited to deliver new NDCs every five years. During COP25, 41 countries, including the EU, representing 10.1% of global emissions committed to update their respective NDC during 2020. Furthermore, 80 countries signaled their intention to enhance ambition or action in an NDC by 2020, representing 10.5% of global emissions. Where satisfied, the aforementioned commitments and intentions were satisfied to varying degrees. All countries where Cemex has operations, except for the Mexico and the Philippines updated and/or enhanced their 2030 NDC targets during COP26 held in Glasgow in November 2021. In addition, more than 130 countries have now set or are considering a target of reducing emission to reaching carbon zero by 2050. As of December 31, 2022, it is uncertain if the delivery of new NDCs or these enhanced action plans for carbon reduction will lead to the implementation of any further regulations, and if any such implementation would have a material adverse impact on our results of operations, liquidity and financial condition.

EU Taxonomy

Further to the European Union’s climate and energy targets and to reach the objectives of its Green Deal, the European Union has sought to establish a framework to facilitate sustainable development under a classification system that sets out a list of environmentally sustainable economic activities, which was published on March 9, 2020 (the “EU Taxonomy”) and Regulation (EU) 2020/852 (the “EU Taxonomy Regulation”), which was published in the Official Journal of the European Union on June 22, 2020 and entered into force on July 12, 2020. The EU Taxonomy Regulation established six environmental objectives: i) climate change mitigation, ii) climate change adaption, iii) sustainable use and protection of water and marine resources, iv) transition to a circular economy, v) pollution and prevention and control, and vi) protection and restoration of biodiversity and ecosystems.

Key provisions of the EU Taxonomy Regulation have been developed and adopted by delegated acts. A first delegated act on sustainable activities for climate change adaptation and mitigation was published in the Official Journal of the European Union on December 9, 2021 and entered into force on January 1, 2022 (the “EU Taxonomy Climate Delegated Act”). A second delegated act specifying the content and presentation of information to be disclosed by companies subject to Article 19a or 29a of Directive 2013/34/EU concerning environmentally sustainable economic activities was published in the Official Journal of the European Union on December 15, 2021 and also entered into force on January 1, 2022. A third delegated act on climate change mitigation and adaptation covering certain gas and nuclear activities was published in the Official Journal of the European Union on July 15, 2022 and entered into force on January 1, 2023 (the “Complementary Climate Delegated Act” and, together with the EU Taxonomy Climate Delegated Act, the “Climate Delegated Acts”).

As of December 31, 2022, only two of the six environmental objectives of the EU Taxonomy Regulation have been addressed by the Climate Delegated Acts. Further guidance on the remaining objectives of the EU Taxonomy Regulation and other related developments are expected to be issued during 2023 and 2024.

UK Taxonomy

Following the United Kingdom’s exit from the European Union Single Market and Customs Union in early 2021, the UK government is consulting on the adoption of a framework to facilitate sustainable development, which will be based on the EU Taxonomy Regulation to the extent that it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “UK Green Taxonomy”). The Green Technical Advisory Group is advising on the UK Green Taxonomy and the final report is yet to be published. In addition to imposing certain reporting obligations, the classification of a company’s activities under the UK Green Taxonomy could, among other things, influence a company’s ability to access funds for certain projects, the financial markets or financial products.

Great Britain Landfills

In Great Britain, future expenditure on closed and current landfill sites has been assessed and quantified over the period in which the sites are considered to have the potential to cause environmental harm, generally consistent with the regulatory view of up to 60 years from the date of closure. The assessed expenditure relates to the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure. The costs have been quantified on a net present value basis in the amount of £171,945,924.34 million ($208 million as of December 31, 2022, based on an exchange rate of £.8264 to $1.00) as of December 31, 2022, and we made an accounting provision for this amount.

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

In the complaint, among other allegations, plaintiffs claim that the Landslide occurred as a result of the defendants’ gross negligence; and seek, among other relief, (i) monetary damages in the amount of 4.3 billion Philippine Pesos ($77.23 million as of December 31, 2022, based on an exchange rate of 55.67 Philippine Pesos to $1.00), (ii) the establishment of a 500 million Philippine Pesos ($8.98 million as of December 31, 2022, based on an exchange rate of 55.67 Philippine Pesos to $1.00) rehabilitation fund, and (iii) the issuance of a Temporary Environment Protection Order (“TEPO”) against ALQC aiming to prevent ALQC from performing further quarrying activities while the case is still pending.

As of December 31, 2022, among other defenses and based on a report by the Mines and Geosciences Bureau of the Department of Environment and Natural Resources, CHP, APO and ALQC (individually, each a “Private Defendant” and collectively, the “Private Defendants”) deny liability and hold the position that the Landslide occurred due to natural causes.

In an order dated August 16, 2019, the Cebu Court denied plaintiffs’ Application for a TEPO. Plaintiffs moved for reconsideration, but the Cebu Court also denied plaintiffs’ motion in an order dated September 30, 2019. Plaintiffs did not appeal this ruling, which became final as of December 5, 2020.

Likewise, in a separate order also dated September 30, 2019, the Cebu Court partially granted the affirmative defenses raised by Private Defendants in their respective answers, and ruled, among others, that the subject case against CHP and APO is dismissed for failure to state a cause of action. The Cebu Court also ruled that: (i) the 22 plaintiffs who failed to sign the verification and certification against forum shopping are dropped as party-plaintiffs; (ii) the subject case is not a proper class suit, and that the remaining 17 plaintiffs can only sue for their respective claims, but not as representatives of the more than 8,000 alleged victims of the landslide incident; (iii) plaintiffs’ cause of action against ALQC for violation of Section 19(a) of Republic Act No. 10121 is dismissed; (iv) there is a misjoinder of causes of action between the environmental suit and the damage suit; and (v) the damage suit of the remaining plaintiffs will proceed separately upon payment of the required docket fees within 30 days from receipt of order, otherwise, the case for damages will be dismissed. A motion for reconsideration was filed on November 26, 2019 by the plaintiffs. During the hearing of the plaintiff’s motion for reconsideration on September 11, 2020, the Province of Cebu was officially dropped as a defendant in the case. In another order dated November 17, 2021, the Cebu Court denied the plaintiff’s motion for reconsideration and also granted the motions of the Mines and Geosciences Bureau and the City Government of Naga, dismissing the case against them. On January 31, 2022, the plaintiffs appealed the Cebu Court’s latest order with the Court of Appeals. Defendants (including government defendants) opposed the plaintiff’s appeal, and, on April 28, 2022, the Court of Appeals rejected the plaintiff’s appeal and instructed the entry of judgment to issue the corresponding certificate of finality. As of December 31, 2022, the plaintiff has not filed a motion for reconsideration, and if the plaintiff fails to file a motion for reconsideration, the decision will become final, and the case would be closed. As of December 31, 2022, only ALQC remains as a private defendant of the case.

If the plaintiff files a motion for reconsideration and such motion is granted by the competent court, allowing the plaintiff’s appeal to proceed, and the other of September 30, 2019 is later on reversed on appeal by the Court of Appeals of the Philippines, and a final adverse resolution is issued in this matter after trial, plaintiffs will have the option to proceed against any one of ALQC, APO or CHP for satisfaction of the entirety of the potential judgment award, without the need to proceed against any other Private Defendant beforehand. Thus, ALQC’s, APO’s or CHP’s assets alone could be exposed to execution proceedings. As of December 31, 2022, at this stage of the overall proceedings and considering all possible defenses that could be available, while we cannot assess with certainty the likelihood of an adverse result in the overall proceedings, we believe a final adverse resolution in the overall proceeding is not probable, and, additionally, because we are not able to assess the outcome of the appeal filed by the plaintiffs to challenge the Cebu Court’s order of September 30, 2019, we are not able to determine if a final adverse resolution, if any, would have a material adverse impact on the Company’s consolidated results of operations, liquidity and financial condition.

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

United States

In general, and aside from any other restrictions or prohibitions, as of December 31, 2022, any cement imported into the United States from Cuba and North Korea is subject to custom duties depending on the specific type of cement. Imports into the United States from Cuba and North Korea are generally prohibited due to the U.S. import/export controls and economic sanctions. In order to import cement and other products into the United States from Cuba or North Korea, an importer would be required to obtain a license from the U.S. government or otherwise establish the existence of a license exception.

On September 18, 2018, the United States Trade Representative released a list of $200 billion worth of Chinese imports that were to be subject to additional tariffs. This list included cement, clinker, slag cement, and granulated slag from the manufacture of iron or steel. These additional tariffs were effective starting September 24, 2018 and initially were in the amount of 10%. The U.S. was expected to increase the additional tariffs to 25% starting January 1, 2019, but this increase was postponed for 90 days starting on December 1, 2018, to allow time for the United States and China to negotiate their trade disputes. Accordingly, absent a resolution of the trade disputes, the rate of additional duty for the products covered by the September 2018 tariff action increased to 25% on May 10, 2019. On August 23, 2019, the United States announced that the current

25% import tariff would be increased to 30% by October 1, 2019. On September 11, 2019, the United States announced that implementation of this increase would be delayed to October 15, 2019, however, the implementation of this increase has not yet occurred as of December 31, 2022, and the tariff remains at 25%.

Also, as of December 31, 2022, cement imports from countries other than Cuba, China and North Korea into the United States are currently duty free, however, certain individuals and entities on U.S. government lists of specially designated nationals and prohibited parties, may be subject to U.S. import/export controls and other sanctions that prohibit transactions (including import transactions) with such persons without a license.

Europe

Member countries of the EU are subject to the uniform EU commercial policy. There is no tariff on cement imported into a country that is a member of the EU from another member country or on cement exported from an EU country to another member country. As of December 31, 2022, for cement imported into a member country from a non-member country, the tariff was 1.7% of the customs value. Any country with preferential treatment with the EU is subject to the same tariffs as members of the EU. Most Eastern European producers exporting cement into EU countries currently pay no tariff.

United Kingdom

Following the United Kingdom’s exit from the European Union Single Market and Customs Union in early 2021, the United Kingdom is no longer required to abide by the European Union’s Common External Tariff and has introduced its own U.K. Global Tariff (“UKGT”) schedule, which determines duties and tariffs on goods on a “Most Favoured Nation” basis in line with World Trade Organization principles. Pursuant to the UKGT, tariffs of 1.7% to 2.7% have been removed on over 40 construction products, including portland cement, marble, granite, various other types of building stone and plaster boards.

The United Kingdom has also entered into a trade agreement with the European Union, known as the EU UK Trade and Cooperation Agreement, which provides for continued trade without the imposition of tariffs and quotas.

Asia

On August 27, 2019, the Department of Trade and Industry (“DTI”) of the Republic of the Philippines imposed a general safeguard measure on imported cement from various countries (Department Administrative Order 19-13 (“DAO”), Series of 2019) for a period of three years (October 2019 to October 2022). On December 5, 2020, this safeguard was updated in order to make cement imports of cement types 2523.29.90 and 2523.90.00 under ASEAN Harmonized Tariff Nomenclature from major exporting markets of China, Japan, Taiwan, Thailand and Vietnam, subject to a general safeguard duty of 245 Philippine Pesos per metric ton for the second year (i.e., from October 22, 2020 to October 21, 2021) of the aforementioned three-year period. On March 3, 2021, the DTI amended the DAO on cement safeguards, specifically removing certain countries from the list of developing countries and separate customs territories which are exempted from the safeguard measure that meet the de-minimis level of import volume share (less than 3%) to total cement importation. The countries that are no longer excluded from the imposition of the safeguard duty are Chile, Israel, Slovenia, Slovakia, Poland, Lithuania, Latvia, Hungary, Estonia, Czech Republic, Republic of Korea, and Indonesia. The general safeguard duty imposed under the DAO on cement safeguards for the final year of the aforementioned three-year period, which expired on October 20, 2022 was 200 Philippine Pesos per metric ton. The duty amount remains subject to regular review by the DTI.

Tax Matters

United States

As of December 31, 2022, the United States Internal Revenue Service (“IRS”) has concluded its audits for the years 2014 through 2018. The final findings did not alter the originally filed Cemex returns in the United

States, which had no reserves set aside for any potential tax issues. On February 14, 2019, the IRS commenced its audits of the 2019 tax year under the compliance assurance process. As of December 31, 2022, we have not identified any material audit issues and, as such, no reserves are recorded for the 2019 tax year audit in our financial statements.

Colombia

On April 6, 2018, the Colombian Tax Authority (Dirección de Impuestos y Aduanas Nacionales) (“DIAN”) notified Cemex Colombia of a proceeding notice in which the DIAN rejected certain deductions taken by Cemex Colombia in its 2012 year-end income tax return. The DIAN assessed an increase in taxes to be paid by Cemex Colombia in the amount of 124.79 billion Colombian Pesos ($25.77 million as of December 31, 2022, based on an exchange rate of 4,842.19 Colombian Pesos to $1.00) and imposed a penalty in the amount of 124.79 billion Colombian Pesos ($25.77 million as of December 31, 2022, based on an exchange rate of 4,842.19 Colombian Pesos to $1.00). On June 22, 2018, Cemex Colombia responded to the proceeding notice; and, on December 28, 2018, Cemex Colombia was notified of the issuance of an official liquidation confirming the information in the proceeding notice. Cemex Colombia filed an appeal for reconsideration on February 21, 2019 within the legal term. On January 8, 2020, Cemex Colombia was notified that the DIAN had, in response to the appeal filed by Cemex Colombia, confirmed the DIAN’s assessment that Cemex Colombia is required to pay increased taxes and corresponding penalties, as previously notified on April 6, 2018. Cemex Colombia had four months to appeal this resolution in the corresponding administrative courts in Colombia; however, the terms for administrative and judicial proceedings were suspended as a result of the government’s measures in connection with the COVID-19 pandemic. On July 1, 2020, Cemex Colombia filed an appeal against the aforementioned resolution in the Administrative Court of Cundinamarca. The Administrative Court of Cundinamarca admitted the appeal on September 20, 2021. No amounts are required to be paid by Cemex Colombia until all available recourses have been filed and concluded. Additionally, on March 10, 2020, the DIAN issued a complementary administrative act “statement of objections” (pliego de cargos), in which the authority claims the payment of the credit balance that was originated in the tax declaration of the aforementioned year and that was offset by Cemex Colombia with taxes from subsequent years.

Cemex Colombia filed its response on June 2, 2020. On October 25, 2021, the DIAN issued a resolution in relation to the statement of objections confirming the imposed penalty due to inadmissible compensation. The aforementioned penalty comprises 56.82 billion Colombian Pesos ($11.74 million as of December 31, 2022, based on an exchange rate of 4,842.19 Colombian Pesos to $1.00) of the 124.79 billion Colombian Pesos ($25.77 million as of December 31, 2022, based on an exchange rate of 4,842.19 Colombian Pesos to $1.00) increase in taxes to be paid by Cemex Colombia assessed in 2018. Cemex Colombia filed the appeal before the Administrative Court of Cundinamarca on December 16, 2021. The Administrative Court of Cundinamarca has not responded to the filed appeal and it is estimated that the appeal procedure will last at least 2 years. Notwithstanding this resolution, as of December 31, 2022, Cemex considers that an adverse resolution after conclusion of all available defense procedures is not probable. However, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding. If this proceeding is adversely resolved, Cemex believes this could have a material adverse impact on the operating results, liquidity, or financial position of Cemex.

On September 5, 2018, the DIAN notified Cemex Colombia of a proceeding notice in which the DIAN rejected certain deductions taken by Cemex Colombia in its 2011 year-end income tax return. The DIAN assessed an increase in taxes to be paid by Cemex Colombia in the amount of 85.17 billion Colombian Pesos ($17.59 million as of December 31, 2022, based on an exchange rate of 4,842.19 Colombian Pesos to $1.00) and imposed a penalty in the amount of 85.17 billion Colombian Pesos ($17.59 million as of December 31, 2022, based on an exchange rate of 4,842.19 Colombian Pesos to $1.00). On November 30, 2018, Cemex Colombia responded to the proceeding notice. On May 15, 2019, Cemex Colombia was notified of the issuance of a tax assessment maintaining the initial rejection of the deductions taken by Cemex Colombia in its 2011 year-end income tax return. Cemex Colombia filed an appeal on July 11, 2019. On July 6, 2020, Cemex Colombia was notified about a resolution confirming the official liquidation. On October 22, 2020, Cemex Colombia filed an appeal against such resolution in the Administrative Court of Cundinamarca. If a final adverse resolution to Cemex Colombia is reached in this matter, in addition to any amounts to be paid in confirmation of the official liquidation, Cemex Colombia would, as of the payment date, be required to pay interest on the amounts that would be declared due as of the dates they would have had to be paid. The Administrative Court of Cundinamarca admitted the appeal on September 13, 2021. Furthermore, on June 8, 2020, the DIAN issued a complementary administrative act statement of objections, in which the authority claims the payment of the credit balance that was originated in the tax declaration of the aforementioned year and that was offset by Cemex Colombia with taxes from subsequent years. On December 17, 2020, Cemex Colombia announced that the DIAN had archived such statement of objections, which means the DIAN issued an administrative act by which it closed the complementary statement of charges that had been issued within the income tax process for the fiscal year 2011 earlier in 2020. With the aforementioned administrative act, the complementary procedure within the income tax process for the fiscal year 2011 is concluded, since the amount claimed by the DIAN as credit balance under the 2011 year-end income tax return was included within the complementary process for the fiscal year 2012. As of December 31, 2022, the procedure relating to Cemex Colombia’s 2011 year-end income tax return is not yet resolved and at this stage of the proceeding and considering all possible defenses available, while we cannot assess with certainty the likelihood of an adverse result in this special proceeding, we believe a final adverse resolution to this special proceeding is not probable. However, if adversely resolved, we believe such adverse resolution could have a material adverse impact on our results of operations, liquidity and financial condition.

Spain

Tax Assessment for the years 2006 to 2009

On July 7, 2011, the tax authorities in Spain notified Cemex España of a tax audit process in Spain covering the tax years from and including 2006 to 2009. The tax authorities in Spain have challenged part of the tax losses reported by Cemex España for such years. Cemex España has been formally notified of fines in the aggregate amount of €456 million ($489 million as of December 31, 2022, based on an exchange rate of €0.9325 to $1.00) resulting from the July 7, 2011 tax audit process in Spain. The laws of Spain provide a number of appeals that can be filed against such fines without Cemex España having to make any payment until such appeals are finally resolved. On April 22, 2014, Cemex España filed appeals against such fines before the Tribunal Económico Administrativo Central (“TEAC”) of the Spanish tax authorities. On September 20, 2017, Cemex España was notified by the TEAC about an adverse resolution to such appeals. Cemex España filed a recourse against such resolution on November 6, 2017 before the National Court (Audiencia Nacional) and applied for the suspension of the payment of the fines. The National Court admitted the recourse; and, on January 31, 2018, it notified Cemex España of the granting of the suspension of the payment, subject to the provision of guarantees on or before April 2, 2018. In this regard, Cemex España provided the respective guarantees in the form of a combination of a liability insurance policy and a mortgage of several assets in Spain owned by its Spanish subsidiary Cemex España Operaciones, S.L.U. On November 6, 2018, the National Court confirmed the acceptance of the guarantees by the Spanish Tax Office, which suspends the obligation to effect the payment until the recourses are definitively resolved. On November 30, 2021, the National Court issued a judgment rejecting the appeal filed by Cemex España against the resolution of the TEAC, confirming the imposed fines. This adverse judgment was notified to Cemex España on November 30, 2021. On February 25, 2022, Cemex España filed with the Spanish Supreme Court a cassation appeal against the judgment issued by the National Court. On October 13, 2022, the Spanish Supreme Court determined not to admit the cassation appeal. Cemex España subsequently filed an appeal for the annulment of this determination. The appeal for the annulment of the Spanish Supreme Court’s decision was admitted in December 2022 and Cemex España currently awaits a decision on the appeal.

As of December 31, 2022, at this stage of the matter and considering all possible defenses available, while we cannot assess with certainty the likelihood of an adverse result in this matter, we believe a final adverse resolution to this matter is not probable. However, if adversely resolved, we believe such adverse resolution could have a material adverse impact on our results of operations, liquidity and financial condition.

See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Regulatory Matters and Legal Proceedings—Tax Matters—Spain—Tax Assessment for the years 2006 to 2009.”

Tax Assessment for the years 2010 to 2014

On March 26, 2021, the tax authorities in Spain notified Cemex España of an assessment for income taxes in an amount of €48 million ($51.47 million as of December 31, 2022, based on an exchange rate of €0.9325 to $1.00) plus late interest, derived from a tax audit process covering the tax years 2010 to 2014. This assessment was appealed before the TEAC on April 26, 2021. In order for the suspension of the payment of the tax assessment to be granted, Cemex España provided a payment guarantee which was approved by the Spanish tax authorities on May 12, 2021.

On November 30, 2021, the tax authorities in Spain notified Cemex España of a penalty for an amount of €68 million ($72.92 million as of December 31, 2022, based on an exchange rate of €0.9325 to $1.00) derived from the tax audit process covering the same period from 2010 to 2014. This assessment was appealed before the TEAC on December 31, 2021. Until this appeal is resolved, no payment will be due and Cemex España is not required to furnish a guarantee for the filing of the appeal.

As of December 31, 2022, at this stage of the matter and considering all possible defenses available, while we cannot assess with certainty the likelihood of an adverse result in this matter, we believe a final adverse resolution to this matter is not probable. However, if adversely resolved, we believe such adverse resolution should not have a material adverse impact on our results of operations, liquidity and financial condition.

Other Legal Proceedings

Colombian Construction Claims

On August 5, 2005, the Urban Development Institute (Instituto de Desarrollo Urbano) (“UDI”), and an individual filed a lawsuit in the Fourth Anti-Corruption Court of Bogotá (Fiscalía Cuarta Anticorrupción de Bogotá) against a subsidiary of Cemex Colombia claiming that it was liable, along with the other members of the Asociación Colombiana de Productores de Concreto (“ASOCRETO”), an association formed by the ready-mix concrete producers in Colombia, for the premature distress of the concrete slabs of the Autopista Norte trunk line of the TransMilenio bus rapid transit system of Bogotá in which ready-mix concrete and flowable fill supplied by Cemex Colombia and other ASOCRETO members was used. The plaintiffs alleged that the base material supplied for the road construction failed to meet the quality standards offered by Cemex Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs were seeking the repair of the concrete slabs in a manner which guarantees their service during the 20-year period for which they were originally designed, and estimate that the cost of such repair could have been 100 billion Colombian Pesos ($20.65 million as of December 31, 2022, based on an exchange rate of 4,842.19 Colombian Pesos to $1.00). The lawsuit was filed within the context of a criminal investigation against a former director and two officers of the UDI, the contractor, the inspector and two ASOCRETO officers. On January 21, 2008, a court issued an order, sequestering the El Tunjuelo quarry, as security for payment of a possible future money judgment against Cemex Colombia. The court determined that in order to lift this attachment and prevent further attachments, Cemex Colombia was required to deposit 337.8 billion Colombian Pesos ($69.76 million as of December 31, 2022, based on an exchange rate of 4,842.19 Colombian Pesos to $1.00) in cash instead of posting an insurance policy to secure such recovery. Cemex Colombia appealed this decision and the Superior Court of Bogotá (Tribunal Superior de Bogotá) allowed Cemex to present an insurance policy in the amount of 20 billion Colombian Pesos ($4.13 million as of December 31, 2022, based on an exchange rate of 4,842.19 Colombian Pesos to $1.00). Cemex gave the aforementioned security, and, on July 27, 2009, the court lifted the attachment on the quarry.

On October 10, 2012 the court issued a first instance judgment pursuant to which the accusation made against the ASOCRETO officers was nullified. The judgment also convicted a former UDI director, the contractor’s legal representatives and the inspector to a prison term of 85 months and a fine of 32 million Colombian Pesos ($6,608.58 as of December 31, 2022, based on an exchange rate of 4,842.19 Colombian Pesos to $1.00). As a consequence, of the nullification, the judge ordered a restart of the proceeding against the ASOCRETO officers. The UDI and other parties to the legal proceeding appealed the first instance judgment and on August 30, 2013 the Superior Court of Bogotá resolved to reduce the prison term imposed to the former UDI director and the UDI officers to 60 months and imposed a fine equivalent to 8.8 million Colombian Pesos ($1,817.36 as of December 31, 2022, based on an exchange rate of 4,842.19 Colombian Pesos to $1.00). Additionally, the UDI officers were sentenced to severally pay the amount of 108 billion Colombian Pesos ($22.30 million as of December 31, 2022, based on an exchange rate of 4,842.19 Colombian Pesos to $1.00) for the purported damages in the concrete slabs of the TransMilenio bus rapid transit system. Additionally, the Superior Court of Bogotá overturned the penalty imposed to the contractor’s legal representatives and inspector because the criminal action against them was barred due to the passage of time. Furthermore, the Superior Court of Bogotá revoked the annulment in favor of the ASOCRETO officers and ordered the first instance judge to render a judgment regarding the ASOCRETO officers’ liability or lack thereof. On June 25, 2014, the Supreme Court of Colombia’s Penal Cassation Chamber (Sala de Casación Penal de la Corte Suprema de Justicia de Colombia) dismissed the cassation claim filed by the former UDI director and the UDI officers against the Superior Court of Bogotá’s judgment. Dismissal of the cassation claim has no effect on Cemex Colombia’s or the ASOCRETO officers’ interests in these proceedings. On January 21, 2015, the Penal Circuit Court of Bogotá issued a resolution agreeing with the arguments presented by Cemex Colombia regarding the application of the statute of limitations to the criminal investigation against the ASOCRETO officers and acknowledging that the ASOCRETO officers were not public officers, and as a consequence, finalizing the process against the ASOCRETO officers and the civil responsibility claim against Cemex Colombia. On July 28, 2015, the Superior Court of Bogotá upheld this resolution and as such the action brought against Cemex Colombia for the premature distress of the concrete slabs of the Autopista Norte trunk line has ended.

Related to the premature distress of the concrete slabs of the Autopista Norte trunk line of the TransMilenio bus rapid transit system six legal actions were brought against Cemex Colombia. The Cundinamarca Administrative Court (Tribunal Administrativo de Cundinamarca) nullified five of these actions and, as of December 31, 2022, only one remains outstanding. On June 17, 2019, an administrative court, in the first instance, ruled against Cemex Colombia and other concrete producers, because the judge found that there was a violation of consumer rights, for alleged faults in the roads. Consequently, the judge ordered Cemex Colombia to issue a public statement acknowledging the alleged violation and a commit to not incur such violation in the future. This first instance decision did not contemplate any economic consequence for Cemex Colombia. Cemex Colombia jointly with thirteen of the defendants filed an appeal before the Administrative Tribunal of Cundinamarca. At this stage of the proceedings, as of December 31, 2022, regarding the remaining pending action filed before the Cundinamarca Administrative Court, if adversely resolved, we do not expect that such adverse resolution should have a material adverse impact on our results of operations, liquidity and financial condition.

Egypt Share Purchase Agreement

On April 7, 2011 and March 6, 2012, lawsuits seeking, among other things, the annulment of the share purchase agreement entered into by and between Cemex and state-owned Metallurgical Industries Company (the “Holding Company”) in November 1999 pursuant to which Cemex acquired a controlling interest in ACC (the “Share Purchase Agreement”), were filed by different plaintiffs, including 25 former employees of ACC, before the 7th and 8th Circuits of Cairo’s State Council Administrative Judiciary Court, respectively. In the 8th Circuit of Cairo’s State Council Administrative Judiciary Court’s session held on January 26, 2016, a ruling was issued for the dismissal of this case considering the plaintiff’s lack of standing. The plaintiff did not challenge this ruling; and, accordingly this ruling is final and definitive. At a session held on September 3, 2015, the 7th Circuit of Cairo’s State Council Administrative Judiciary Court ruled for staying the proceedings until the High Constitutional Court pronounces itself with regards to the challenges against the constitutionality of the Presidential Decree on Law 32 of 2014 (“Law 32/2014”). As of December 31, 2022, at this stage of the proceedings, we believe that the likelihood of an adverse result in this matter is not probable as we are not able to assess the likelihood of an adverse resolution regarding this lawsuit filed before the 7th Circuit of Cairo’s State Council Administrative Judiciary Court, but if adversely resolved, we do not believe the resolution in the first instance would have an immediate material adverse impact on our results of operations, liquidity and financial condition as there are different legal recourses that we could take. However, if we exhaust all legal recourses available to us, a final adverse resolution of this matter could have a material adverse impact on our operations, liquidity and financial condition.

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

On March 12, 2014, ACC filed a challenge before the Cassation Court against the Appeal Judgment invoking economic court’s jurisdiction and requested suspension of the Appeal Judgment execution until the Cassation Court renders its judgment (the “Cassation Challenge”). A hearing was held on April 12, 2016 in order to review the request to stay the execution the Appeal Judgment regarding the referral of the case to the Assiut Administrative Court. At this hearing, the Cassation Court rejected the summary request. ACC has been notified of a session before the Cassation Court, to be held on January 4, 2023, in order to rule on the subject matter of the Cassation Challenge.

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

On July 27, 2020, upon the request of ACC, Assiut Administrative Judiciary Court decided joinder of both the Appeal and the Parallel Appeal and to adjourn both to the hearing session of February 27, 2021, April 24, 2021, and then May 22, 2021, for submitting memos and documents.

The Assiut Administrative Judiciary Court held a hearing for the case (no. 5580/26) on February 24, 2016, in which it decided to refer the case to the First Circuit (formerly 7th Circuit) of “Economic and Investment Disputes” of Cairo’s State Council Administrative Judiciary Court (registered at Cairo’s State Council Administrative Judiciary under Case no. 16348/71J). On February 24, 2021, Cairo’s State Council

Administrative Judiciary Court issued a judgment ruling for the dismissal of this case considering the plaintiff’s lack of standing. This judgment is final and definitive, as the plaintiff failed to challenge it within the legally prescribed term. On February 27, 2021, Assiut Administrative Judiciary Court adjourned the hearing (of joined Appeal and Parallel Appeal) to the session of March 27, 2021, and then to April 24, 2021, for the parties to submit an official copy of Cairo’s State Council Administrative Judiciary Court ruling of February 24, 2021, that dismissed the case considering the plaintiff’s lack of standing. On May 22, 2021, ACC submitted to the Assiut Administrative Judiciary Court a copy of Cairo’s State Council Administrative Judiciary Court ruling of February 24, 2021 (dismissing case no. 16348/71J). The court decided to set the joined Appeal and Parallel Appeal for adjudication at the session of June 29, 2021, but the session was adjourned for the sixth time to be held on February 28, 2022. On February 28, 2022, the court issued a judgment ruling for the dismissal of the Appeal and Parallel Appeal.

Also, on February 23, 2014, three plaintiffs filed a lawsuit before the Assiut Administrative Judiciary Court requesting the cancellation of the resolutions taken by the Holding Company’s shareholders during the extraordinary general shareholders’ meeting pursuant to which it was agreed to sell ACC’s shares and enter into the Share Purchase Agreement in 1999. A hearing held on May 17, 2014 was adjourned in order for the State Commissioner Authority (the “SCA”) to prepare a report to be submitted for the consideration of the Assiut Administrative Judiciary Court. On September 4, 2014, ACC received the report issued by the SCA which is non-binding to the Assiut Administrative Judiciary Court. On December 11, 2014, the Assiut Administrative Judiciary Court resolved to refer the case to the 7th Circuit of Cairo’s State Council Administrative Judiciary Court. The 7th Circuit of Cairo’s State Council Administrative Judiciary Court decided to adjourn to July 25, 2015 in order to review the parties’ pleadings. On this hearing held on July 25, 2015, the 7th Circuit of Cairo’s State Council Administrative Judiciary Court adjourned the case to September 3, 2015 for passing judgment. At the session held on September 3, 2015, the 7th Circuit of Cairo’s State Council Administrative Judiciary Court ruled for staying the proceedings until the High Constitutional Court pronounces itself with regards to the challenges against the constitutionality of Law 32/2014. As of December 31, 2022, we still do not have sufficient information to assess the likelihood of the 7th Circuit of Cairo’s State Council Administrative Judiciary Court cancelling the resolutions adopted by the Holding Company’s shareholders, or, if such shareholders’ resolutions are cancelled, how such cancellation would affect us. However, if adversely resolved, we do not believe the resolution in this first instance would have an immediate material adverse impact on our results of operations, liquidity and financial condition as there are different legal recourses that we could take. However, if we exhaust all legal recourses available to us, a final adverse resolution of this matter could have a material adverse impact on our operations, liquidity and financial condition.

On April 22, 2014, Law 32/2014, which regulates legal actions to challenge agreements entered into by the Egyptian State (including its ministries, departments, special budget entities, local administrative units, authorities and state-participated companies) and third parties, was published in the Official Gazette, becoming effective on April 23, 2014, subject to its presentation, discussion and approval by the House of Representatives 15 days after it holds its first session. As per the provisions of Law 32/2014, and considering certain exceptions, only the parties to these agreements have standing to challenge the validity of an agreement. During October and November 2015, parliamentary elections to the House of Representatives took place and the elected House of Representatives started to hold its sessions on January 10, 2016, as expected, and Law 32/2014 was discussed and ratified on January 20, 2016, as legally required. As of December 31, 2022, a constitutional challenge has been filed by a third party against Law 32/2014 before the High Constitutional Court. The High Constitutional Court scheduled a hearing for May 6, 2017 to proceed with the constitutional challenge that was filed against Law 32/2014 after the SCA had submitted its report with respect to the case. On May 6, 2017, the court decided to refer the case back to SCA to prepare and submit a complementary report on the merits. The SCA submitted its commentary report upholding the constitutionality of Law 32/2014 and a hearing was held before the High Constitutional Court on January 14, 2023. On January 14, 2023, the High Constitutional Court determined that Law 32/2014 is constitutionally compliant. This determination would allow Cemex to challenge the legal standing of all current lawsuits and protect Cemex’s investment in Egypt. As a result of the determination made by the High Constitutional Court, the two pending cases were resolved in favor of Cemex on February 23, 2023.

The plaintiffs have 60 days from the date of the resolution to file an appeal. If the plaintiffs fail to appeal this resolution within the established deadline, these proceedings will be closed. If plaintiffs appeal and are successful in their appeal, this could adversely impact the ongoing matters regarding the Share Purchase Agreement, which could have a material adverse impact on our operations, liquidity and financial condition. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Egypt Share Purchase Agreement.”

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

On April 12, 2019, Cemex Colombia reached a conciliatory agreement with the Colombian Administrator of Special Assets (Sociedad de Activos Especiales S.A.S) (the “SAE”), CI Calizas and Zona Franca Especial Cementera Del Magdalena Medio SAS (“ZOMAM”) before the Public Prosecutor’s Office (Procuraduría General de la Nación) and signed a contract of Mining Operation, Manufacturing and Delivery Services and Leasing of Properties for Cement Production (the “New Lease Agreement”), allowing Cemex Colombia to operate the Maceo Plant. Cemex Colombia, under the terms of the New Lease Agreement, will lease the land portion of the Affected Assets for a term of 21 years, that can be extended by another 10 years. The New Lease Agreement will remain in full force and effect regardless of the outcome following the domain extinction proceeding over the Affected Assets unless the criminal judge grants Cemex Colombia (and one of its subsidiaries) the ownership rights related to the Affected Assets. In such case, the New Lease Agreement will be terminated given that Cemex Colombia and its subsidiary would be the owners of the Affected Assets and the New Lease Agreement would no longer be required to operate and manage them.

As of December 31, 2022, it is expected that the Maceo Plant will begin operating once the construction of the access road to the Maceo Plant is completed, for which certain permits are yet to be obtained.

Assuming that Cemex Colombia conducted itself in good faith and considering that its investments in the Maceo Project were incurred with the consent of the SAE and CI Calizas under the Lease Agreement and the accompanying mandate, we believe the value of such investments is protected by Colombian law. Colombian law provides that, if a person builds on another person’s property with the knowledge of such other person, the person that built on the property shall be compensated with the value of what was built or otherwise be transferred the property in the event the owner of the property decides to recover possession. We also believe that, during the term of the New Lease Agreement, Cemex Colombia may use the Affected Assets in order to operate the Maceo Project. In the event that Cemex Colombia’s right to the Affected Assets is extinguished in favor of the government of Colombia, which we believe is unlikely, the SAE may decide not to sell the Affected Assets to Cemex Colombia. In either case, under Colombian law, Cemex Colombia would be entitled to compensation for the value of the investments made in the Maceo Project. On November 18, 2021, Cemex filed a Letter of Intent requesting that the SAE commence the process of selling of ZOMAM, in which Cemex is interested in participating. If the SAE initiates the process, the sale will be carried out under objective parameters prescribed by law that apply to valuing entities undergoing domain extinction proceedings. As of December 31, 2022, the SAE has not responded to this request. As of December 31, 2022, at this stage of the proceedings, we believe that the likelihood of an adverse result in this matter is not probable, but we are not able to assess the likelihood of Cemex Colombia receiving an adverse decision relating to the domain extinction proceedings or if the ownership of the assets subject to the MOU will be extinguished in favor of the Republic of Colombia. However, as of December 31, 2022, we believe that an adverse resolution in which Cemex Colombia is not compensated for the value of its investments in the Maceo Project could have a material adverse effect on our results of operations, liquidity or financial condition.

On December 30, 2013, Cemex Colombia and the Representative entered into a different memorandum of understanding (the “Land MOU”), pursuant to which the Representative would represent Cemex Colombia in the acquisition of lands adjacent to the Maceo Project. In connection with the Maceo Project, Cemex Colombia conveyed to the Representative 43.8 billion Colombian Pesos, including cash payments and interest, ($9.04 million as of December 31, 2022, based on an exchange rate of 4,842.19 Colombian Pesos to $1.00). Due to the domain extinction proceeding against the Affected Assets described above, the acquisition of the Affected Assets was not finalized.

Also on September 23, 2016, CLH disclosed that it had identified irregularities in the process for the purchase of the land related to the Maceo Project and submitted a criminal complaint with the Attorney General’s Office. Further, on December 20, 2016, CLH enhanced such filing with additional information and findings obtained as of such date. On June 12, 2018, the Attorney General’s Office formally charged two former officers of CLH and Cemex Colombia and the Representative. One of the former officers of CLH and Cemex Colombia entered into a plea bargain and cooperation agreement with the Attorney General’s Office, which was approved by the Colombian criminal court in April of 2019. The hearings for the other two individuals continued during 2022. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Maceo, Colombia—Legal Proceedings in Colombia.”

Also, on September 23, 2016, CLH and Cemex Colombia terminated the employment of the Vice President of Planning of CLH, who was also Cemex Colombia’s Director of Planning, and the Legal Counsel of CLH, who was also the General Counsel of Cemex Colombia. In addition, effective September 23, 2016, the Chief Executive Officer of CLH, who was also the President of Cemex Colombia, resigned from both positions. On October 4, 2016, in order to strengthen levels of leadership, management and corporate governance practices, the Board of Directors of CLH resolved to split the roles of Chairman of the Board of Directors of CLH, Chief Executive Officer of CLH and President of Cemex Colombia, and appointed a new Chairman of the Board of Directors of CLH, a new Chief Executive Officer of CLH, a new President of Cemex Colombia and a new Vice President of Planning of CLH and Cemex Colombia. A new legal counsel for CLH and Cemex Colombia was also appointed during the fourth quarter of 2016.

Additionally, pursuant to the requirements of Cemex, S.A.B. de C.V.’s and CLH’s audit committees, Cemex Colombia retained external counsel to assist CLH and Cemex Colombia to collaborate as necessary with the Attorney General’s Office, as well as to assist on other related matters. A forensic investigator in Colombia was also engaged.

As of December 31, 2022, the Attorney General’s Office is investigating the irregularities in connection with the transactions conducted pursuant to the MOU and the Land MOU, as well as other matters regarding our business in Colombia. Such investigations are running their due course but have not been concluded, and, as such, we cannot predict what actions, if any, the Attorney General’s Office may implement. Any actions by the Attorney General’s Office and any actions taken by us in response to the aforementioned irregularities regarding the Maceo Project, including, but not limited to, the termination of employment and resignation of the aforementioned executives and further investigations in Colombia, could have a material adverse effect on our results of operations, liquidity or financial condition.

On December 7, 2020, CLH, acting as a shareholder of Cemex Colombia, filed a lawsuit before the Colombian Business Superintendency (Superintendencia de Sociedades de Colombia) requesting a determination of inefficacy and subsequent declaration of invalidity and nonexistence of the capitalization in kind made by Cemex Colombia to ZOMAM on December 11, 2015. The lawsuit is based on the argument that commercial law requirements applicable to a capitalization process were not complied with at the time of the capitalization. On December 6, 2022, the Colombian Business Superintendency denied the claims of the lawsuit, and therefore, on December 13, 2022, CLH filed an appeal for this decision to be reviewed. As of December 31, 2022, the decision on such appeal is pending. If a favorable final resolution is obtained, the aforementioned capitalization would be reversed, and the assets contributed to ZOMAM, which had a value of $43 million, would revert to Cemex Colombia in exchange for the shares in ZOMAM that had been issued as a result of this capitalization. These effects would only be reflected in Cemex Colombia’s financial statements if a final favorable resolution is obtained. Given ZOMAM’s consolidation, no effects in our consolidated financial statements would arise from a potential favorable resolution.

Investigations related to ongoing matters in Colombia and certain other countries

As discussed in “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Maceo, Colombia—Legal Proceedings in Colombia,” internal audits and investigations by Cemex, S.A.B. de C.V. and CLH had raised questions about payments relating to the Maceo Project. The payments made to the Representative in connection with the Maceo Project did not adhere to Cemex, S.A.B. de C.V.’s and CLH’s internal controls. As announced on September 23, 2016, the CLH and Cemex Colombia officers responsible for the implementation and execution of the above-referenced payments were terminated and the then Chief Executive Officer of CLH resigned. In December 2016, Cemex, S.A.B. de C.V. received subpoenas from the SEC seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo Project. We had previously disclosed that it was possible that the DOJ and other investigatory entities in other jurisdictions could also open investigations into this matter. In this regard, on March 12, 2018, the DOJ issued a grand jury subpoena to Cemex, S.A.B. de C.V. relating to its operations in Colombia and other jurisdictions. These subpoenas do not mean that the SEC or DOJ have concluded that Cemex, S.A.B. de C.V. or any of its affiliates violated the law. Cemex, S.A.B. de C.V. has cooperated fully, and during 2020 produced to the SEC and DOJ all requested information and documentation and intends to continue to cooperate fully with the SEC, the DOJ, the Attorney General’s Office and any other investigatory entity in Colombia or in any other country. As of December 31, 2022, Cemex, S.A.B. de C.V. is unable to predict the duration, scope, or outcome of the SEC or DOJ investigations, or any other investigation that may arise in Colombia or in any other country, or, because of the current status of the SEC and DOJ investigations, the potential sanctions which could be imposed on Cemex, S.A.B. de C.V., or if such sanctions, if any, would have a material adverse impact on Cemex, S.A.B. de C.V.’s consolidated results of operations, liquidity or financial position.

Maceo, Colombia—Operational Matters

On October 27, 2016, CLH decided to postpone the commencement of operations of the Maceo Plant. This decision was mainly due to the fact that Cemex Colombia had not received the permits required to finalize road access to such cement plant. The only existing access to the Maceo Plant cannot guarantee safety or operations and could limit the capacity to transport products from the cement plant. As of December 31, 2022, the process to obtain the permits required to finalize the road access to the Maceo Plant is ongoing. Cemex Colombia has provided all of the information the authorities have requested in order to grant such permits, but Cemex Colombia is not able to assess if and when such permits will be received.

On May 21, 2021, Cemex Colombia and ZOMAM submitted a new request to expand the free trade zone that covers the Maceo Project in order to commission a new clinker line at such cement plant. On June 15, 2022, the corresponding authority issued the resolution by means of which the requested extension was granted, expanding the zone by 144,712.24 m2, for a total of 336,438.24 m2.

Cemex Colombia determined that the area covered by the environmental license related to the Maceo Project partially overlapped with a District of Integrated Management (Distrito de Manejo Integrado) (“DIM”), which could limit the granting of the environmental license modification. On October 9, 2017, Cemex Colombia filed a petition with the Regional Autonomous Corporation of Antioquia (“Corantioquia”) to subtract from the DIM the zoning area covered by the environmental license related to the construction by Cemex Colombia of the Maceo Project, in order to avoid any overlap between them.

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

On February 22, 2018, Central de Mezclas granted such authorization. Cemex Colombia had previously requested a modification to the environmental license to 950,000 tons of cement per annum, which Corantioquia denied. On July 17, 2020, Cemex Colombia submitted a new request to modify the environmental license to expand its production to 950,000 tons of cement per annum as initially planned. On February 2, 2021, Corantioquia issued a resolution authorizing CI Calizas’ request to modify the environmental license and CI Calizas challenged such determination to further clarify the details and extent of the license. Following this challenge, on February 12, 2021, Corantioquia resolved to modify the environmental license, allowing the extraction of up to 990,000 tons of minerals (clay and limestone) and up to 1,500,000 metric tons of cement annually. On October 22, 2021, a request for amendment of the environmental license of Maceo Plant was filed, by means of which Cemex Colombia requested to increase the scope of the production of exploding annually up to 1,300,000 tons of clay and limestone, among other requests.

On August 29, 2020, Cemex Colombia received a favorable opinion from Corantioquia and the relevant municipality, which deems the industrial and mining use of the land where the Maceo Project is located as suitable. Further requirements are still in process of being fulfilled.

Regarding the permits to complete the construction of various sections of the access road: (i) on November 10, 2020, the Mayor’s Office of Maceo issued the Road Infrastructure Intervention authorization and (ii) on December 11, 2020, the Mayor´s Office issued a decree declaring that the road project is of public utility. Therefore, we can now seek the necessary approvals to obtain the permits to acquire the required properties and build the remainder of the road. Additionally, in accordance with the Colombian Infrastructure Law (Ley de Infraestructura), it is also necessary to obtain the authorization from each of the owners of the land adjacent to the road. As of December 31, 2022, Cemex Colombia cannot determine with certainty the date when the access road will be completed.

Cemex Colombia and Central de Mezclas plan to continue to work on solving the issues causing the postponement of the commissioning of the Maceo Plant in order to capture, as soon as reasonably possible, the full operating benefits of this facility in Colombia. Cemex Colombia believes some of these issues could be related to the domain extinction proceeding against the Affected Assets. As of December 31, 2022, we do not expect to suffer a material adverse impact to our results of operations, liquidity, or financial condition as a result of the Maceo Plant not being commissioned to operate pending resolution of these issues.

Quarry matter in France

One of our subsidiaries in France, Cemex Granulats Rhône Méditerranée (“Cemex Granulats”), is a party to a contract executed in 1990 (the “Quarry Contract”) with SCI La Quinoniere (“SCI”), pursuant to which Cemex Granulats has drilling rights to extract reserves and conduct quarry remediation at a quarry in the Rhône region of France. In 2012, SCI filed a claim against Cemex Granulats for breach of the Quarry Contract, requesting the rescission of the Quarry Contract and damages plus interest, totaling an aggregate amount of €55 million ($58.98 million as of December 31, 2022, based on an exchange rate of €0.9325 to $1.00), resulting from Cemex Granulats having partially filled the quarry allegedly in breach of the terms of the Quarry Contract. On May 18, 2016, Cemex Granulats was notified about an adverse judgment in this matter by the corresponding court in Lyon, France, primarily ordering the rescission of the Quarry Contract and damages plus interest, totaling an aggregate amount of €55 million ($58.98 million as of December 31, 2022, based on an exchange rate of €0.9325 to $1.00). This judgment is not enforceable. Cemex Granulats filed the notice of appeal with the appeal court in Lyon, France. SCI updated its claim for damages to an aggregate amount of €67 million ($71.85 million as of December 31, 2022, based on an exchange rate of €0.9325 to $1.00). The judgment of the appeal court was notified to Cemex Granulats on March 13, 2018. It overrules the first instance judgment but orders the rescission of the Quarry Contract. It also appoints a judicial expert to (i) determine the volume of both excavated materials and backfilling materials and (ii) give their opinion on the potential damages suffered by SCI. This judgment is enforceable. Cemex Granulats has filed the notice of appeal with the Court of Cassation. The decision was handed down on May 23, 2019, our appeal was dismissed, and the Court of Cassation declared that Cemex Granulats breached the Quarry Contract. In connection with this matter, judicial experts were appointed by the Lyon Court of Appeals to (i) determine the volume of both excavated materials and backfilling materials at issue and (ii) provide their assessment of the potential damages suffered by SCI. On November 25, 2020, the judicial expert appointed by the Lyon Court of Appeals issued his final report, concluding that the volume of excavated materials and external backfilling materials were calculated at 3.04 million cubic meters and 1.41 million cubic meters, respectively. Based on these volumes, the expert calculated the loss of profits at €0.65 million ($0.70 million as of December 31, 2022, based on an exchange rate of €0.9325 to $1.00) and the cost of excavation of the external backfilling materials at €12.35 million ($13.24 million as of December 31, 2022, based on an exchange rate of €0.9325 to $1.00). However, the judicial expert clearly states that in his opinion the damages suffered by SCI can only be set based on the loss of profits. SCI, within the proceedings on the merits of this case that have resumed before the Lyon Court of Appeals following the end of the expertise phase, has updated the amount of its claims to €27 million ($28.95 million as of December 31, 2022, based on an exchange rate of €0.9325 to $1.00) on the grounds of the excavation of the external backfilling materials. The decision handed down by the Lyon Court of Appeals on November 23, 2022, is in favor of Cemex Granulats, since the court confirmed the final report of the expert, ruling that the damages of the SCI shall (i) be based on the loss of profits, and (ii) be set at €0.65 million ($0.70 million as of December 31, 2022, based on an exchange rate of €0.9325 to $1.00). The SCI may file a notice of appeal before the Court of Cassation within two months of the notification, which took place on December 22, 2022. At this stage of the proceedings, as of December 31, 2022, we are not able to determine the final amount that we would pay in relation to this matter, but we expect that any amounts to be paid should not have a material adverse impact on our results of operations, liquidity and financial condition.

General

As of December 31, 2022, we are involved in various legal and administrative proceedings as well as investigations in some of the jurisdictions where we operate, involving, but not limited to, product warranty claims, commercial claims, criminal claims, environmental claims, claims regarding the procurement and supply of products and services, patent and copyright infringement claims, claims and disputes regarding the transportation of goods and services, indemnification claims relating to divestments and acquisitions and similar types of claims brought against us that have arisen in the ordinary course of business, some of which we have determined do not merit disclosure based on the stage in which any such investigation is at the time of this report, and that we would disclose once the investigation has finalized and based on the results of any such investigation. In addition, the administrative authorities in the countries in which we operate perform periodic audits on our operations, at times, as a result of those audits, we may receive notices to remedy (i.e., pay a fine, pay an interest, modify tax returns, adjust social security payments, cover balances, etc.) certain discrepancies found in the audits, some of which we have determined do not merit disclosure based on either the stage in which any audit is at the time of this report and/or because we believe, as of the date of this annual report, the corresponding remedy would not have a material adverse effect on our operations, financial position, and results of operations, or that we would disclose once the audit has finalized and based on the results of any such audit, if the results would have a material adverse effect on our operations, financial position, and results of operations. Also, as of December 31, 2022, we have been made aware of claims that have been filed against us that have been either dismissed or rejected that lead to a recourse, appeal or legal action under the applicable legislation has been filed by the party that presented the claim, and in relation to which, consequently, we have not been formally notified, and that are not included in this report. We, and different organizations or associations to which we belong, also receive various information requests from various governmental and administrative authorities when such authorities are conducting periodic or general reviews of the markets in which we operate. We believe we have made adequate provisions to cover both current and contemplated general and specific litigation risks, and we believe these matters will be resolved without any significant effect on our operations, financial position, and results of operations. We are sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss. However, for a limited number of ongoing legal proceedings, we may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believe that disclosure of such information on a case-by-case basis would seriously prejudice our position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, we have disclosed qualitative information with respect to the nature and characteristics of the contingency but have not disclosed the estimate of the range of potential loss.

Item 4A—Unresolved Staff Comments

Not applicable.

Item 5—Operating and Financial Review and Prospects

Cautionary Statement Regarding Forward-Looking Statements

This annual report contains, and the reports we will file or furnish in the future may contain, forward-looking statements within the meaning of the U.S. federal securities laws and the Mexican federal securities laws, as applicable. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed” or other similar terms. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations.

Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to:

•

the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services;

•	the cyclical activity of the construction sector;

•	our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector;

•	availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices as a result of inflation;

•	volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans;

•	the impact of environmental cleanup costs and other remedial actions, and other liabilities relating to existing and/or divested businesses;

•	our ability to secure and permit aggregates reserves in strategically located areas;

•	the timing and amount of federal, state and local funding for infrastructure;

•	changes in the level of spending for private residential and private nonresidential construction;

•	changes in our effective tax rate;

•	competition in the markets in which we offer our products and services;

•

general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations;

•	the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition- related rules and regulations;

•

our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding Notes and our other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations;

•	the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles;

•	the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase;

•	loss of reputation of our brands;

•

our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our business strategy goals;

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

•

climate change, in particular reflected in weather conditions, including, but not limited to, excessive rain and snow, and disasters such as earthquakes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials;

•	trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement;

•	availability and cost of trucks, railcars, barges and ships, as well as their licensed operators and drivers, for transport of our materials;

•	labor shortages and constraints;

•	terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine;

•	declarations of insolvency or bankruptcy, or becoming subject to similar proceedings;

•	natural disasters and other unforeseen events (including global health hazards such as COVID-19); and

•	the other risks and uncertainties described under “Item 3—Key Information—Risk Factors” and elsewhere in this annual report.

Readers are urged to read this annual report and carefully consider the risks, uncertainties and other factors that affect our business and operations. The information contained in this annual report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed or furnished by us to the SEC.

This annual report also includes statistical data regarding, but not limited to, the production, distribution, marketing and sale of cement, ready-mix concrete, clinker and aggregates. We generated some of this data internally, and some was obtained from independent industry publications and reports, available as of the date of this annual report, that we believe to be reliable sources. We have not independently verified this nor sought the consent of any organizations to refer to their reports in this annual report.

Overview

The following discussion and analysis should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements as of December 31, 2021 and 2022, and for each of the three years ended December 31, 2020, 2021 and 2022, included elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS as issued by IASB.

As previously described, our audited consolidated financial statements as of December 31, 2021 and 2022, and for each of the three years ended December 31, 2020, 2021 and 2022 included elsewhere in this annual report include our presentation of several incurred and projected sales of assets as discontinued operations, as applicable. As of December 31, 2022, there are no significant assets held for sale.

The regulations of the SEC do not require foreign private issuers that prepare their financial statements based on IFRS (as issued by IASB) to reconcile such financial statements to U.S. GAAP.

The percentage changes in cement sales volumes described in this annual report for our operations in a particular country or region include the number of tons of cement and/or the number of cubic meters of ready-mix concrete sold to our operations in other countries and regions. Likewise, unless otherwise indicated, the revenues financial information presented in this annual report for our operations in each country or region includes the Dollar amount of revenues derived from sales of cement and ready-mix concrete to our operations in other countries and regions, which have been eliminated in the preparation of our audited consolidated financial statements as of and for the year ended December 31, 2022 included elsewhere in this annual report.

The following table sets forth selected consolidated financial information as of December 31, 2021 and 2022 and for each of the three years ended December 31, 2020, 2021 and 2022 by principal geographic reporting segment expressed as a percentage of our total consolidated group. We operate in countries and regions with economies in different stages of development and structural reform and with different levels of fluctuation in exchange rates, inflation and interest rates. These economic factors may affect our results of operations, liquidity and financial condition, depending upon the depreciation or appreciation of the exchange rate of each country and region in which we operate compared to the Dollar and the rate of inflation of each of these countries and regions.

	Revenues For the Year Ended December 31,			Operating Earnings Before Other Expenses, Net For the Year Ended December 31,			Total Assets at December 31,
	2020(1)	2021(1)	2022(1)	2020(2)	2021(2)	2022(2)	2020(2)	2021(2)	2022(2)
Mexico	21%	22%	21%	61%	58%	62%	14%	14%	15%
United States	30%	27%	27%	24%	18%	20%	46%	48%	48%
EMEAA
United Kingdom	5%	6%	5%	2%	4%	9%	6%	6%	5%
France	6%	5%	4%	2%	3%	1%	4%	4%	4%
Germany	4%	3%	3%	3%	2%	1%	2%	2%	2%
Poland	3%	3%	2%	4%	3%	3%	1%	1%	1%
Spain	2%	2%	2%	(1)%	(2)%	(1)%	4%	3%	2%
Philippines	3%	3%	2%	6%	4%	3%	3%	3%	3%
Israel	6%	5%	5%	7%	4%	4%	3%	3%	3%
Rest of EMEAA	4%	4%	4%	1%	2%	3%	3%	3%	3%
SCA&C
Colombia	3%	3%	2%	5%	4%	2%	4%	4%	3%
Panama	1%	1%	1%	—	1%	1%	1%	1%	1%
Caribbean TCL	2%	2%	2%	3%	3%	4%	2%	2%	2%
Dominican Republic	2%	2%	2%	6%	7%	8%	1%	1%	1%
Rest of SCA&C	3%	3%	2%	7%	6%	5%	1%	1%	1%
Corporate and Other Operations	5%	9%	16%	(30)%	(17)%	(25)%	5%	4%	6%

Continuing operations	13,371	15,914	18,326	1,292	1,719	1,561	27,238	26,509	26,379
Assets held for sale	—	—	—	—	—	—	187	141	68
Eliminations	(702)	(1,535)	(2,749)	—	—	—	—	—	—

Consolidated information	12,669	14,379	15,577	1,292	1,719	1,561	27,425	26,650	26,447

(1)	Percentages by reporting segment are determined from continuing operations before eliminations resulting from consolidation.
(2)	Percentages by reporting segment are determined from continuing operations after eliminations resulting from consolidation.

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

As of December 31, 2021 and 2022, and for the years ended December 31, 2020, 2021 and 2022, identified below are the accounting policies we have applied under IFRS that are critical to understanding our overall financial reporting.

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

Our current and deferred income tax amounts included in our consolidated statements of operations are highly variable and are subject, among other factors, to the amounts of taxable income determined in each jurisdiction in which we operate. Such amounts of taxable income depend on factors such as sale volumes and prices, costs and expenses, exchange rates fluctuations and interest on debt, among others, as well as on the estimated tax assets at the end of the period due to the expected future generation of taxable gains in each jurisdiction. See our discussion of operations included in “—Operating and Financial Review and Prospects.”

Financial instruments

Financial assets are classified as “Held to collect” and measured at amortized cost when they are not designated as at fair value through profit or loss and meet both of the following conditions: (a) are held within a business model whose objective is to hold assets to collect contractual cash flows and (b) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Amortized cost represents the net present value of the consideration receivable or payable as of the transaction date. This classification of financial assets comprises the following captions:

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

Derivative financial instruments are recognized as assets or liabilities in the balance sheet at their estimated fair values, and changes in such fair values are recognized in the statements of operations within “Financial income and other items, net” for the period in which they occur, except for changes in the fair value of derivative instruments associated with cash flow hedges, in which case, such changes in fair value are recognized in stockholders’ equity, and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials, fuel and commodities. Likewise, in hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result, which reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, we have not designated any derivative instruments in fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, we believe the risk of non-performance of the obligations agreed to by such counterparties to be minimal. See note 17.4 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included herein.

The estimated fair value under IFRS represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation, that is, an exit price or a market-based measurement.

In connection with hedge accounting under IFRS 9, Financial Instruments: classification and measurement (“IFRS 9”), among other changes, there is a relief for entities in performing: (a) the retrospective effectiveness test at inception of the hedging relationship and (b) the requirement to maintain a prospective effectiveness ratio between 0.8 and 1.25 at each reporting date for purposes of sustaining the hedging designation, both requirements under International Accounting Standard (“IAS”) 39, Financial instruments: recognition and measurement (“IAS 39”). Under IFRS 9, a hedging relationship can be established to the extent the entity considers, based on the analysis of the overall characteristics of the hedging and hedged items, that the hedge will be highly effective in the future and the hedge relationship at inception is aligned with the entity’s reported risk management strategy. IFRS 9 maintains the same hedge accounting categories of cash flow hedge, fair value hedge and hedge of a net investment established in IAS 39, as well as the requirement of recognizing the ineffective portion of a cash flow hedge immediately in the statement of operations.

The concept of exit value is premised on the existence of a market and market participants for the specific asset or liability. When there is no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1, as defined below, measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3, as defined below, measurements). The three levels of the fair value hierarchy are as follows:

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

Critical judgment and estimates by management are required to appropriately identify the corresponding level of fair value applicable to each derivative financing transaction, as well as to assess the amounts of the resulting assets and liabilities, mainly in respect of Level 2 and Level 3 fair values, in order to account for the effects of derivative financial instruments in the financial statements. See note 17.4 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

(b) Impairment of financial assets

Impairment losses of financial assets, including trade accounts receivable, are recognized using the Expected Credit Loss model (“ECL”) for the entire lifetime of such financial assets on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if a loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. For purposes of the ECL model, we segment our accounts receivable in a matrix by country, type of client or homogeneous credit risk and days past due and determine for each segment an average rate of ECL, considering actual credit loss experience generally over the last 12 months and analyses of future delinquency, that is applied to the balance of the accounts receivable. The average ECL rate increases in each segment of days past due until the rate is 100% for the segment of 365 days or more past due.

Impairment of long-lived assets and goodwill

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

During 2020, due to the COVID-19 pandemic, certain plants were closed. As a result of such closures, in relation to our estimated sales volumes and our ability to satisfy demand by achieving efficiencies in other operating assets, we recognized non-cash impairment losses for these assets for an aggregate amount of $306 million in 2020, of which $76 million relate to assets in the United States, mainly the North Brooksville plant, $189 million to assets in the EMEAA region, mainly the Lloseta and Gador plants in Spain and the South Ferriby plant in the United Kingdom and minor adjustments in other countries, and $39 million to assets in the SCA&C region mainly in connection with land in Puerto Rico and kiln 1 in Panama. During 2021 and 2022, we recognized non-cash impairment losses of fixed assets for an amount of $43 and $77 million, respectively, mainly in connection with reductions in estimated discounted future cash flows due to the increase in interest rates and assets held for sale. Moreover, during 2021 and 2022, there were no reversal of impairment charges of the COVID-19 pandemic related adjustments of 2020 as all related assets remain closed. Generally, for all reported periods, we conduct impairment tests on several CGUs considering certain triggering events, mainly: (a) the closing and/or reduction of operations of cement and ready-mix concrete plants resulting from adjusting the supply to current demand conditions; (b) change of operating model of certain assets or the transferring of installed capacity to more efficient plants; as well as (c) for certain equipment, remaining idle for several periods. Any resulting impairment losses are recognized within the line item of “Other expenses, net.” See note 15.1 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

During the years ended December 31, 2020, 2021 and 2022, the breakdown of impairment losses of fixed assets by country was as follows:

	For the Year Ended December 31,
	2020	2021	2022
	(in millions of Dollars)
United States	$76	$18	$26
Spain	135	—	23
Colombia	2	10	—
Caribbean TCL	—	—	14
United Kingdom	39	5	10
Puerto Rico	20	—	—
Croatia	13	—	—
Panama	12	—	—
Others	9	10	4

	$306	$43	$77

See note 15.1 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

We do not have intangible assets of indefinite life other than goodwill. As mentioned above, goodwill is tested for impairment when required due to significant adverse changes or at least once a year, during the last quarter of such year, by determining the recoverable amount of the group of CGUs to which goodwill balances have been allocated, which consists of the higher of such group of CGUs fair value, less cost to sell and its value in use, represented by the discounted amount of estimated future cash flows to be generated by such CGUs to which goodwill has been allocated. We determine discounted cash flows generally over periods of five years, plus a terminal value using risk-adjusted discount rates. If the value in use of a group of CGUs to which goodwill has been allocated is lower than its corresponding carrying amount, we determine the fair value of our reporting units using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions, among others. We recognize an impairment loss of goodwill within other expenses, net, if the recoverable amount is lower than the net book value of the group of CGUs to which goodwill has been allocated. Impairment charges recognized on goodwill are not reversed in subsequent periods.

During 2022, as part of the mandatory impairment tests during the fourth quarter, we recognized within “Other expenses, net,” non-cash goodwill impairment losses for an aggregate amount of $365 million, of which $273 million corresponds to the operating segment in the United States and $92 million corresponds to the operating segment in Spain. See notes 7 and 16.2 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report. In both cases, the related book value of the operating segment exceeded the corresponding value-in-use. The impairment losses in 2022 are mainly related to the significant increase in the discount rates as compared to 2021 and the resulting significant decrease in our projected cash flows in these segments considering the global high inflationary environment, which increased the risk-free rates, and the material increase in the funding cost observed in the industry during the period. These negative effects more than offset the expected improvements in the estimated Operating EBITDA generation in both the United States and Spain.

In addition to the periodic goodwill impairment tests performed at year end 2020 and 2021, considering the negative effects on our operating results caused by the COVID-19 pandemic, as well as the high uncertainty and lack of visibility in relation to the duration and consequences in certain markets where we operate, management considered that impairment indicators occurred during the third quarter of 2021 and 2020 in our operating segments in Spain and UAE in 2021 and in the United States, Spain, Egypt and the UAE in 2020, and consequently carried out impairment analyses of goodwill as of September 30, 2021 and 2020, respectively.

As a result of these impairment analyses, in the third quarter of 2021 and 2020, we recognized within “Other expenses, net” in the statement of operations non-cash goodwill impairment losses for an amount of $440 million and $1,020 million, respectively, related, in 2021, to the operating segments in Spain of $317 million, UAE of $96 million, representing the entire goodwill allocated to UAE’s operating segment, as well as $27 million related to our information technology business, due to reorganization, and in 2020 in connection with our operating segment in the United States. See notes 7 and 16.2 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report. No other impairment test of goodwill as of September 30, 2021 and 2020 resulted in additional goodwill impairment losses. Moreover, we did not determine additional impairment losses in our goodwill impairment test as of December 31, 2020 and 2021 in any of the groups of CGUs to which goodwill balances have been allocated.

The impairment loss of 2021 in Spain and UAE referred, in both cases, in the aftermath of the COVID-19 pandemic, to disruptions in the supply chains that have generated increases in the estimated production and transportation costs that are considered will be sustained in the mid-term. These negative effects significantly reduced the value in use of the reporting segments in Spain and UAE as of September 30, 2021 as compared to the valuations determined as of December 31, 2020, entirely generated by reductions in the projected Operating EBITDA as a result of the aforementioned increases in costs, considering that discount rates and long-term growth rates remained unchanged, which were 7.7% and 1.5% in Spain, respectively, as well as 8.3% and 2.6% in UAE, respectively. Additionally, we recognized an impairment loss related to our information technology business due to reorganization.

The impairment loss in the United States in 2020 resulted from the high volatility, lack of visibility and reduced outlook associated with the effects of the COVID-19 pandemic which made us reduce our cash flows projections in the United States from seven to five years as well as reduce our long-term growth rate in the United States from 2.5% to 2%.

For the years ended December 31, 2020, 2021 and 2022, the reporting segments we presented in note 4.3 to our 2022 audited consolidated financial statements included elsewhere in this annual report represent our groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment. In arriving at this conclusion, we considered: (i) that after the acquisition, goodwill was allocated at the level of the reporting segment; (ii) that the operating components that comprise the reporting segment have similar economic characteristics; (iii) that the reporting segments are used by us to organize and evaluate its activities in its internal information system; (iv) the homogenous nature of the items produced and traded in each operative component, which are all used by the construction industry; (v) the vertical integration in the value chain of the products comprising each component; (vi) the type of clients, which are substantially similar in all components; (vii) the operative integration among components; and (viii) whether the compensation system of the specific country is based on the consolidated results of the reporting segment and not on the particular results of the components. In addition, the country level represents the lowest level within us at which goodwill is monitored for internal management purposes.

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

Pre-tax discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances in 2020, 2021 and 2022 were as follows:

	Discount rates			Long-term growth rate
Groups of CGUs	2020	2021	2022	2020	2021	2022
United States	7.3%	7.2%	9.1%	2.0%	2.0%	2.0%
Spain	7.7%	7.6%	9.4%	1.5%	1.5%	1.7%
United Kingdom	7.4%	7.3%	9.1%	1.6%	1.5%	1.5%
France	7.4%	7.3%	9.2%	1.7%	1.4%	1.4%
Mexico	8.3%	8.4%	10.3%	1.1%	1.0%	1.1%
Colombia	8.4%	8.5%	10.9%	2.5%	3.5%	3.3%
United Arab Emirates	8.3%	—	—	2.6%	—	—
Egypt	10.2%	10.7%	13.6%	5.6%	3.0%	3.0%
Range of rates in other countries	7.2% – 15.5%	7.4% – 11.7%	9.3% – 13.9%	(0.3)% – 6.5%	1.7% – 6.0%	1.5% – 6.0%

The discount rates used in our cash flows projections to determine the value in use of our operating segments as of December 31, 2022 increased as compared to 2021 by a weighted average of 2.0%, mainly considering the increase in the risk-free rate associated with us which changed from 1.82% in 2021 to 3.58% in 2022, as well as the increase in the funding cost observed in the industry which changed from 4.1% in 2021 to 6.7% in 2022, as well as the average increase of approximately 1.7% in 2022, in the cost of equity. The other variables remained relatively flat. In addition, as of December 31, 2022, we maintained certain reductions to the long-term growth rates used, mainly Mexico in 1.0% and Egypt in 2.85%.

The discount rates used in our cash flows projections to determine the value in use of our operating segments as of December 31, 2021 changed slightly as compared to 2020 in a range of -0.1% up to 0.5%, mainly generated for the effect that significantly increases the discount rate of the weighing of debt in the calculation of the discount rates that decreased from 34.6% in 2020 to 26.9% in 2021, as well as the market risk premium which increased from 5.7% in 2020 to 5.8% in 2021. These increases were partially offset by the decrease in the risk-free rate associated with us changed from 2.2% in 2020 to 1.8% in 2021, as well by the decrease in the public comparable companies’ stock volatility (beta) that changed from 1.19 in 2020 to 1.12 in 2021. As of December 31, 2021, the funding cost observed in the industry of 4.1% remained flat against 2020, while the specific risk rates of each country experienced mixed non-significant changes in 2021 as compared to 2020 in the majority of the countries.

In addition, as preventive measure to consider the high uncertainty, volatility and reduced visibility related to the negative effects of the COVID-19 pandemic, we significantly reduced in certain countries our long-term growth rates used in their cash flows projections as of December 31, 2021 as compared to 2020 such as in Mexico in 1.0% and Egypt in 2.8%. These long-term growth rates will be revised upwards or downwards again in the future as new economic data is available.

As of December 31, 2022, except for the operating segments in the United States and Spain presented in the table below, none of the other sensitivity analyses indicated a potential impairment risk in our operating segments. We continually monitor the evolution of the group of CGUs to which goodwill has been allocated that have presented relative goodwill impairment risk in any of the reported periods and, if the relevant economic variables and the related value in use would be negatively affected, it may result in a goodwill impairment loss in the future. The table below shows the additional effects of the sensitivity analyses to the charges recognized from the changes in assumptions as of December 31, 2022.

Operating segment	Impairment losses recognized	Discount rate +1%	Long-term growth rate –1%
United States	$273	1,243	986
Spain	92	59	47

Employee benefits

The costs associated with our employees’ benefits for: (i) defined benefit pension plans and (ii) other post- employment benefits, primarily comprised of health care benefits, life insurance and seniority premiums, granted by us and/or pursuant to applicable law, are recognized as services rendered, based on actuarial estimations of the benefits’ present value with the advice of external actuaries. For certain pension plans, we have created irrevocable trust funds to cover future benefit payments (“plan assets”). These plan assets are valued at their estimated fair value at the statement of financial position date. The actuarial assumptions and accounting policy consider: (i) the use of nominal rates; (ii) a single rate is used for the determination of the expected return on plan assets and the discount of the benefits obligation to present value; (iii) a net interest is recognized on the net defined benefit liability (liability minus plan assets); and (iv) all actuarial gains and losses for the period, related to differences between the projected and real actuarial assumptions at the end of the period, as well as the difference between the expected and real return on plan assets, are recognized as part of “Other items of comprehensive income (loss), net” within stockholders’ equity.

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

We conduct significant activities in all the countries we operate, and we are exposed to events that may create possible obligations that must be analyzed at each reporting period, in order to conclude whether we have a present obligation that could lead to an outflow of resources embodying economic benefits; or present obligations that do not meet the recognition criteria, according to IAS 37, Provisions, Contingent Liabilities and Contingent Assets.

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

Results of Operations

Selected Consolidated Financial Information

The financial data set forth below as of December 31, 2021 and 2022, and for each of the three years ended December 31, 2020, 2021 and 2022 have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our 2022 audited consolidated financial statements included elsewhere in this annual report.

Our 2022 audited consolidated financial statements included elsewhere in this annual report have been prepared in accordance with IFRS, which differ in significant respects from U.S. GAAP. The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as issued by the IASB) to reconcile such financial statements to U.S. GAAP.

During 2022, we reported a controlling interest net income of $858 million, which was 14% higher than 2021. This increase was driven by 8% higher revenues in 2022 compared to 2021, which was mainly due to a positive net contribution of price over cost although we had lower volumes of cement and significant increases in costs of sales items such as energy, fuels, raw materials and freight costs, among others, due to the global inflationary pressures resulting from the aftermath of the COVID-19 pandemic and the war in Ukraine and other factors. Our price strategy in all regions was able to offset these negative impacts. Our other expenses, net increased from an expense of $82 million in 2021 to an expense of $467 million in 2022, which was mainly due to a positive effect of $600 million in 2021 for the gain on sale of emission allowances and, during the fourth quarter of 2022, the recognition of non-cash goodwill impairment losses for an aggregate amount of $365 million, of which $273 million corresponds to our operating segment in the United States and $92 million corresponds to our operating segment in Spain. The non-cash goodwill impairment losses in 2022 were mainly related to the significant increase in the discount rates as compared to 2021 and the resulting significant decrease in our projected cash flows in these operating segments, considering the global inflationary environment, which increased the risk-free rates and the material increase in the funding costs observed in the industry during this period. These negative effects offset the expected improvements in estimated Operating EBITDA generation in both the United States and Spain.

In comparison to 2021, our financial expenses in 2022 show a decrease of 39%, which was mainly driven by a reduction in our interest expenses and gains of $104 million from debt tender offers and other market transactions reducing debt during the year. In this respect, we partially repurchased different series of our notes for an aggregate principal amount of $1,172 million. Additionally, our financial income and other items, net improve from an expense of $79 million to an income of $47 million, mainly due to a favorable foreign exchange result.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Selected Consolidated Financial Information

	As of and for the Year Ended December 31,
	2020	2021	2022
	(in millions of Dollars, except ratios and share and per share amounts)
Statement of Operations Information:
Revenues	$12,669	$14,379	$15,577
Cost of sales(1)	(8,586)	(9,743)	(10,755)
Gross profit	4,083	4,636	4,822
Operating expenses	(2,791)	(2,917)	(3,261)
Operating earnings before other expenses, net(2)	1,292	1,719	1,561
Other expenses, net	(1,763)	(82)	(467)
Operating earnings (loss)(2)	(471)	1,637	1,094
Financial items(3)	(888)	(737)	(354)
Share of profit of equity accounted investees	49	54	30
Earnings (loss) before income tax	(1,310)	954	770
Discontinued operations(4)	(100)	(39)	324
Non-controlling interest net income	21	25	27
Controlling interest net income (loss)	(1,467)	753	858
Basic earnings (loss) per share(5)(6)	(0.0332)	0.0171	0.0197
Diluted earnings (loss) per share(5)(6)	(0.0332)	0.0168	0.0193
Basic earnings (loss) per share from continuing operations(5)(6)	(0.0309)	0.0180	0.0123
Diluted earnings (loss) per share from continuing operations(5)(6)	(0.0309)	0.0177	0.0120
Number of shares outstanding(5)(7)(8)	44,870	44,853	44,348

	As of and for the Year Ended December 31,
	2020	2021	2022
	(in millions of Dollars, except ratios and share and per share amounts)
Statement of Financial Position Information:
Cash and cash equivalents	950	613	495
Assets held for sale and other current assets(9)	304	272	183
Property, machinery and equipment, net and assets for the right-of-use, net(13)	11,413	11,322	11,284
Total assets	27,425	26,650	26,447
Current debt	179	73	51
Non-current debt	9,160	7,306	6,920
Liabilities directly related to assets held for sale	6	39	—
Non-controlling interest and Perpetual Debentures(10)	877	444	408
Total controlling interest	8,075	9,827	10,501
Other Financial Information:
Book value per share(5)(8)(11)	0.1800	0.2191	0.2368
Operating margin before other expenses, net(14)	10.2%	12.0%	10.0%
Operating EBITDA(12)	2,397	2,839	2,681
Capital expenditures	795	1,094	1,362
Depreciation and amortization of assets	1,105	1,120	1,120
Cash flows provided by operating activities from continuing operations	2,348	2,500	2,150
Basic earnings (loss) per CPO from continuing operations(5)(6)	(0.0927)	0.0540	0.0369
Basic earnings (loss) per CPO(5)(6)	(0.0996)	0.0513	0.0591
Total debt plus other financial obligations(13)	11,185	9,157	8,825

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

(2)

In the statements of operations, we include the line item titled “Operating earnings before other expenses, net” considering that is a subtotal relevant for the determination of Cemex’s “Operating EBITDA” as explained in note 2.1 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report. Under IFRS, while there are line items that are customarily included in the statements of operations, such as revenues, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of such statements of operations varies significantly by industry and company according to specific needs.

(3)

Financial items include our financial expense and our financial income and other items, net, which includes net interest cost of pension liabilities, financial income, results from financial instruments, net (derivatives, fixed-income investments and other securities), foreign exchange results and effects of amortized cost on assets and liabilities and others, net. See notes 8.1 and 8.2 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

(4)

Considering the disposal of entire reporting segments as well as the sale of significant businesses, our statements of operations present as part of the single line item of “Discontinued operations,” net of income tax, the results of: (a) the digital solution business Neoris for the years ended December 31, 2020 and 2021 and for the period from January 1 to October 25, 2022; (b) the operating segment in Costa Rica and El Salvador for the years 2020, 2021 and for the period from January 1 to August 31, 2022; (c) the white cement business held for sale in Spain for the year ended December 31, 2020 and for the period from January 1 to July 9, 2021; (d) France assets related to Rhône-Alpes region for the year ended December 31,

2020 and for the period from January 1 to March 31, 2021; (e) the assets sold in the United Kingdom for the period from January 1 to August 3, 2020 and (f) Kosmos’ assets sold in the United States for the period from January 1 to March 6, 2020. See note 4.2 in Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.
(5)

Cemex, S.A.B. de C.V.’s capital stock consists of Series A shares and Series B shares. Each CPO represents two Series A shares and one Series B share. As of December 31, 2022, 99.88% of Cemex, S.A.B. de C.V.’s outstanding share capital was represented by CPOs, with each ADS representing ten CPOs. During 2022, under the repurchase programs authorized at Cemex, S.A.B. de C.V.’s Ordinary General Shareholders’ Meeting held on March 25, 2021, and March 24, 2022, Cemex, S.A.B. de C.V. repurchased 220.6 million CPOs, at a weighted average price in Mexican Pesos equivalent to $0.5026 per CPO, which was equivalent to an amount of $110.9 million. The shares repurchased under such repurchase programs were proposed and subsequently approved for cancellation at the Cemex, S.A.B. de C.V. Annual Ordinary General Shareholders’ Meeting held on March 23, 2023. Thus, as of March 23, 2023, 99.73% of Cemex, S.A.B. de C.V.’s outstanding share capital was represented by CPOs, with each ADS representing ten CPOs. No CPOs were repurchased from March 25, 2021 to December 31, 2021 under the repurchase program authorized at Cemex, S.A.B. de C.V.’s Ordinary General Shareholders’ Meeting held on March 25, 2021. No shares were repurchased from March 25, 2021 to December 31, 2021.

(6)

Earnings per share is calculated based upon the weighted-average number of shares outstanding during the year, as described in note 23 to our 2022 audited consolidated financial statements included elsewhere in this annual report. Basic earnings per CPO is determined by multiplying the basic earnings per share for each period by three (the number of shares underlying each CPO). Basic earnings per CPO is presented solely for the convenience of the reader and does not represent a measure under IFRS. As shown in notes 4.2 and 23 to our 2022 audited consolidated financial statements included elsewhere in this annual report, and in connection with our discontinued operations mentioned above, for the year ended December 31, 2020, “Basic loss per share” and “Diluted loss per share” include ($0.0309) from “Continuing operations,” for the year ended December 31, 2021, “Basic earnings per share” and “Diluted earnings per share” include $0.0180 and $0.0177, respectively from “Continuing operations” and for the year ended December 31, 2022, “Basic earnings per share” and “Diluted earnings per share” include $0.0123 and $0.0120, respectively from “Continued operations.” In addition, for the year ended December 31, 2020, “Basic loss per share” and “Diluted loss per share” include ($0.0023) from “Discontinued operations,” for the year ended December 31, 2021, “Basic earnings per share” and “Diluted earnings per share” include ($0.0009) from “Discontinued operations” and for the year ended December 31, 2022, “Basic earnings per share” and “Diluted earnings per share” include $0.0074 and $0.0073, respectively from “Discontinued operations.” See note 23 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

(7)

Cemex, S.A.B. de C.V. did not declare a dividend for fiscal years 2020, 2021 and 2022. No recapitalization of retained earnings or cash dividend was proposed for Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meeting held on March 26, 2020, March 25, 2021 and March 23, 2022.

(8)	Represents the weighted average number of shares diluted included in note 23 to our 2022 audited consolidated financial statements included elsewhere in this annual report.
(9)

In 2020, includes assets held for sale in connection with the white cement assets in Spain of $107 million. In 2021, includes assets held for sale in connection with the operating segments in Costa Rica and El Salvador for $77 million. Additionally, as for the years ended December 31, 2020, 2021 and 2022, included other assets held for sale for $80 million, $64 million and $69 million, respectively.

(10)

As of December 31, 2020, the line item of “Non-controlling interest and perpetual debentures” included $449 million that represents the nominal amounts of Perpetual Debentures, denominated in Dollars and Euros, issued by consolidated entities. In June 2021, Cemex redeemed all series of its outstanding Perpetual Debentures. In accordance with IFRS, these securities qualify as equity due to their perpetual nature and the option to defer the coupons.

(11)	Book value per share is calculated by dividing the total controlling interest by the number of shares outstanding.
(12)

“Operating EBITDA” equals operating earnings before other expenses, net, plus depreciation and amortization expenses. Operating EBITDA is calculated and presented because it is an indicator used by our management to review operating performance and for decision-making purposes and it is included in our Credit Agreements) as a financial indicator of our ability to internally fund capital expenditures and service or incur debt. See note 17.1 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report. Operating EBITDA is a non-IFRS measure and should not be considered a measure of financial performance, an alternative to cash flows or a measure of liquidity under IFRS. Our Operating EBITDA may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. Operating EBITDA is reconciled below to operating earnings before other expenses, net, as reported in the statements of operations, and to cash flows provided by operating activities from continuing operations before financial expense, coupons on the 5.125% Subordinated Notes and Perpetual Debentures and income taxes, as reported in the statement of cash flows. Financial expense under IFRS does not include aggregate coupon payments of the Perpetual Debentures issued by consolidated entities and the 5.125% Subordinated Notes of $24 million in 2020, $41 million in 2021 and $54 million in 2022, as described in notes 21.2 and 21.4 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.
(13)

From 2020 through 2022, other financial obligations include: (a) lease contracts as per IFRS 16; and (b) liabilities secured with accounts receivable. See notes 15.2 and 17.2 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

(14)	Operating Margin before other expenses, net is calculated by dividing Operating earnings before other expenses, net by Revenues.

	For the Year Ended December 31,
	2020	2021	2022
	(in millions of Dollars)
Reconciliation of cash flows provided by operating activities from continuing operations to Operating EBITDA
Cash flow provided by operating activities from continuing operations	$2,348	$2,500	$2,150

Plus/minus:
Changes in working capital excluding income taxes	(199)	143	390
Depreciation and amortization of assets	(1,105)	(1,120)	(1,120)
Other items, net	248	196	141

Operating earnings before other expenses, net	1,292	1,719	1,561
Plus:
Depreciation and amortization of assets	1,105	1,120	1,120

Operating EBITDA	$2,397	$2,839	$2,681

Consolidation of Our Results of Operations

Our 2022 audited consolidated financial statements included elsewhere in this annual report include those subsidiaries in which we hold a controlling interest or which we otherwise control. Control exists, and consolidation is required, only when we have all of the following: (a) the power, directly or indirectly, to direct the relevant activities of an entity; (b) the exposure to variable returns from our involvement with such entity; and (c) the ability to use our power over such entity to affect its returns.

Investments in associates when we have significant influence, which is generally presumed with a minimum equity interest of 20% and/or joint venture arrangements, in which we and other third-party investors have joint control and have rights to the net assets of the arrangements, are accounted for by the equity method. Under the equity method, after acquisition, the investment’s original cost is adjusted for the proportional interest in the associate’s equity and earnings.

All balances and transactions between the group subsidiaries have been eliminated in consolidation.

Discontinued Operations

Considering the disposal of entire reporting segments as well as the sale of significant businesses, our statements of operations present as part of the single line item of “Discontinued operations” the results of operations, net of income tax, of the following transactions (as further described below): (a) Neoris operations for the years ended 2020 and 2021 and for the period from January 1 to October 25, 2022; (b) Costa Rica and El Salvador operations for the years ended December 31, 2020 and 2021 and for the period from January 1 to August 31, 2022; (c) the white cement business sold in Spain for the year ended December 31, 2020 and for the period from January 1 to July 9, 2021; (d) the France assets related to the Rhône-Alpes region for the year ended December 31, 2020 and for the period from January 1 to March 31, 2021; (e) the assets sold in the United Kingdom for the period from January 1 to August 3, 2020; and (f) Kosmos’ assets sold in the United States for the period from January 1 to March 6, 2020. As a result, the financial data for the years ended December 31, 2020 and 2021 previously reported was restated. See note 4.2 in Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

Acquisition of Operations

The operating results of newly acquired businesses are consolidated in our financial statements beginning on the acquisition date. Therefore, all periods presented do not include operating results corresponding to newly acquired businesses before we assumed control.

Significant Transactions

For the years ended December 31, 2020, 2021 and 2022, our consolidated results reflect the following transactions:

•

On October 25, 2022, we created a partnership with Advent. As part of the partnership, we sold to Advent a 65% stake in Neoris for a total consideration of $119 million. While surrendering control to Advent, we retain a 34.8% stake and remain as a key strategic partner and customer of Neoris. Our retained 34.8% stake in Neoris was remeasured at fair value at the date of loss of control and is subsequently accounted for under the equity method and presented in the line item “Investments in associates and joint ventures.” Neoris’ results for the years ended December 31, 2020 and 2021 and for the period from January 1 to October 25, 2022 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations,” including a gain on sale of $117 million in 2022, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control.

•

On August 31, 2022, we announced that we, through certain of our subsidiaries, concluded the sale agreed in December 2021 of our operations in Costa Rica and El Salvador to affiliates of Cementos Progreso Holdings, S.L. for a total consideration of $325 million, related to our aggregate controlling interest. The divested assets consisted of one fully integrated cement plant, one grinding station, seven ready-mix plants, one aggregate quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. As of December 31, 2021, the assets and liabilities related to our operations in Costa Rica and El Salvador were presented in the financial statements in the line items “Assets held for sale” and “Liabilities directly related to assets held for sale.” Our operations of these assets in Costa Rica and El Salvador for the years ended December 31, 2020 and 2021 and for the period from January 1, 2022 to August 31, 2022 are reported in the statements of operations, net of income tax, as part of the single line item “Discontinued operations,” including in 2022 a gain on sale of $240 million, which includes the reclassification of foreign currency translation effects accrued in equity until the disposal date.

•

On December 10, 2021, through a subsidiary in Mexico, we acquired Broquers Ambiental, a sustainable waste management company for a total consideration of $13 million. Broquers Ambiental assets include a plant for solid waste treatment for its use as alternate fuel. During 2022, considering the fair values of the assets acquired and liabilities assumed, we determined goodwill of $4 million.

•

On July 11, 2022, through a subsidiary in Germany, we completed the acquisition of a 53% stake in the German aggregates company ProStein for a total consideration of $21 million. The investment expands our aggregates business in the region and we estimate that it increases the life of the aggregates’ reserves for our operations in Central Europe for at least the next 25 years. The majority stake in ProStein’s assets adds a full range of fine and hard aggregates to our aggregates portfolio. In addition to supplying the greater Berlin area, the additional capacity can supply several urban centers in Poland and the Czech Republic. ProStein’s assets include six active hardstone plants and six CDEW recovery sites. As of December 31, 2022, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, we have not recorded any goodwill.

•

On July 9, 2021, we announced that we concluded the sale agreed in March 2019 of our white cement business, except for Mexico and the U.S., to Çimsa Çimento Sanayi Ve Ticaret A.S¸ for a total consideration of $155 million. Assets sold included our Buñol cement plant in Spain and white cement customer list. Our operations of these assets in Spain for the year ended December 31, 2020 and the period from January 1, 2021 to July 9, 2021 are reported in the statements of operations, net of income tax, as part of the single line item “Discontinued operations,” including in 2021 a loss on sale of $67 million net of the proportional allocation of goodwill of $41 million.

•

On March 31, 2021, we sold 24 concrete plants and one aggregates quarry in France to Holcim for an amount in Euros equivalent to $44 million. These assets were located in the Rhône-Alpes region in the Southeast of France, east of our operations in Lyon. We will retain our business in Lyon. The operations related to these assets for the year ended December 31, 2020 and the three-month period ended March 31, 2021 are presented in our statements of operations, net of income tax, as part of the single line item “Discontinued operations.”

•

In January 2021, one of our subsidiaries in Israel acquired two ready-mix concrete plants from Kinneret and Beton-He’Emek for an amount in shekels equivalent to $6 million. After the conclusion of the purchase price allocation to the fair values of the assets acquired and liabilities assumed of this business, we determined goodwill of $5 million.

•

During 2020, Cemex España made the 2020 CLH Tender Offer. As of December 31, 2022, considering the effects of the 2020 CLH Tender Offer and additionally including shares of CLH purchased by us in the secondary market, we indirectly own 95.30% of all outstanding shares of CLH (which excludes shares of CLH owned by CLH). See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Business and Operations.”

•

On August 3, 2020, through an affiliate in the United Kingdom, we closed the sale of certain assets to Breedon for an amount in Pounds equivalent to $230 million, including $30 million of debt. The assets included 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of our paving solutions business in the United Kingdom. After completion of this divestiture, we maintain a significant footprint in key operating geographies in the United Kingdom related to the production and sale of cement, ready-mix, aggregates, asphalt and paving solutions, among others. Our operations of these assets in the United Kingdom for the period from January 1 to August 3, 2020, which includes a loss on sale of $57 million net of the proportional allocation of goodwill of $47 million, are presented in our statements of operations, net of tax, as part of the single line item “Discontinued operations.”

•

On March 6, 2020, we concluded the sale of our U.S. affiliate Kosmos, a partnership with a subsidiary of Buzzi Unicem S.p.A. in which we held a 75% interest, to Eagle Materials Inc. for $665 million. The share of proceeds to us from this transaction was $499 million before transactional and other costs and expenses. The assets that were divested consisted of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. The operations of these assets in the United States for the period from January 1 to March 6, 2020, which includes a gain on sale of $14 million, net of the proportional allocation of goodwill of $291 million, and are presented in our statements of operations, net of income tax, as part of the single line item “Discontinued operations.”

•	During the first six months of 2020, one of our subsidiaries in Israel acquired Netivei Noy from Ashtrom Industries for an amount in shekels equivalent to $33 million. After the conclusion of the purchase price allocation to the fair values of the assets acquired and liabilities assumed of this business, we determined goodwill of $2 million.

•

On January 29, 2020, CHP announced the results of its stock rights offering pursuant to which 8,293,831,169 common shares of CHP were issued and listed on the Philippine Stock Exchange on March 4, 2020. As of December 31, 2022, after giving effect to the stock rights offering, and other repurchased in the market over the last few years, our indirect ownership of CHP’s outstanding common shares had further increased to 77.90%. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Business and Operations.”

See notes 4.1 and 4.2 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

Consolidated Statements of Operations Data

The following table sets forth our selected consolidated statements of operations data for each of the years ended December 31, 2020, 2021 and 2022 expressed as a percentage of revenues.

	Year Ended December 31,
	2020	2021	2022
Revenues	100%	100%	100%
Cost of sales	(67.8)	(67.8)	(69.0)
Gross profit	32.2	32.2	31.0
Operating expenses	(22.0)	(20.3)	(20.9)
Operating earnings before other expenses, net	10.2	12.0	10.0
Other expenses, net	(13.9)	(0.6)	(3.0)
Operating earnings	(3.7)	11.4	7.0
Financial expense	(6.1)	(4.6)	(2.6)
Financial income and other items, net	(0.9)	(0.5)	0.3
Share of profit on equity accounted investees	0.4	0.4	0.2
Earnings (loss) before income tax	(10.3)	6.6	4.9
Income tax	(0.3)	(1.0)	(1.3)
Net income (loss) from continuing operations	(10.6)	5.7	3.6
Discontinued operations	(0.8)	(0.3)	2.1
Consolidated net income (loss)	(11.4)	5.4	5.7
Non-controlling interest net income	0.2	0.2	0.2
Controlling interest net income (loss)	(11.6)	5.2	5.5

Key Components of Results of Operations

Revenues

Revenues are primarily comprised of cement, ready-mix concrete, aggregates, and Urbanization Solutions, which accounted for 94%, 90% and 86% of consolidated revenues before eliminations resulting from consolidation for the years ended December 31, 2020, 2021 and 2022, respectively. We recognized revenues at a point in time or overtime in the amount of the price, before tax on sales, expected to be received for goods and services supplied because of ordinary activities, as contractual performance obligations are fulfilled, and control of goods and services passes to the customer. Revenues are decreased by any trade discounts or volume rebates granted to customers. Transactions between related parties are eliminated in consolidation. Variable consideration is recognized when it is highly probable that a significant reversal in the amount of cumulative revenue recognized for the contract will not occur and is measured using the expected value or the most likely amount method, whichever is expected to better predict the amount based on the terms and conditions of the contract.

Cost of Sales

Cost of sales represents the production cost of goods sold, including raw materials and goods for resale, payroll related to the production phase, electricity, fuels, and other services, depreciation and amortization of assets involved in the production, maintenance, repairs and supplies, freight expenses of raw material in plants and delivery expenses of our ready-mix concrete business, among other production costs. Cost of sales does not include (i) expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sales, which are included in administrative and selling expenses and (iii) freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities, which are included as part of distribution expenses. Administrative and selling expenses and distribution expenses are included in operating expenses. As a percentage of revenues, cost of sales represented 67.8%, 67.8% and 69.0% for the years ended December 31, 2020, 2021 and 2022, respectively.

Operating Expenses

Operating expenses comprise administrative and selling expenses and distribution and logistics expenses. Administrative expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, related to managerial activities and back-office for our management. Sales expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, involved specifically in sales activities. Distribution and logistics expenses refer to storage expenses at points of sales, including depreciation and amortization, freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities. As a percentage of revenues, operating expenses represented 22.0%, 20.3% and 20.9% for the years ended December 31, 2020, 2021 and 2022, respectively. The main operating expenses are comprised of transportation cost, payroll of personnel, depreciation and amortization of assets related to the operating expenses, as well as professional legal, accounting and advisory services and maintenance, repairs and supplies accounted for 96.2%, 96.4% and 96.1% of consolidated operating expenses for the years ended December 31, 2020, 2021 and 2022, respectively.

Other Expenses, Net

The line item Other expenses, net consists primarily of revenues and expenses not directly related to our main activities or which are of non-recurring nature, including impairment losses of long-lived assets, non-recurring sales of emission allowances, results on disposal of assets, which relates to sales of property plant and equipment, and restructuring costs, losses in connection with property damages and natural disasters and incremental costs and expenses related to COVID-19 pandemic, among others. For the years ended December 31, 2020, 2021 and 2022, Other expenses, net, amounted to $1,763 million, $82 million and $467 million, respectively. In 2020, 2021 and 2022, include impairment losses of goodwill of $1,020 million, $440 million and $365 million, respectively, and in 2020 and 2021, it included impairment losses of other intangible assets of $194 million and $53 million, respectively. As a percentage of revenues, Other expenses, net, represented 13.9%, 0.6% and 3.0% for the years ended December 31, 2020, 2021 and 2022, respectively.

Financial income and other items, net

Financial income and other items, net, includes (i) effects of amortized cost on assets and liabilities and others, net; (ii) net interest cost of pension liabilities; (iii) results from financial instruments, net; (iv) foreign exchange results, comprising foreign exchange gains and losses in connection with the effects of foreign exchange fluctuations on our assets and liabilities denominated in currencies other than the Dollar; (v) financial income, which relates to income in connection with deposits and investments; and (vi) others. As a percentage of revenues, financial income, and other items, net, represented 0.9%, 0.5% and 0.3% for the years ended December 31, 2020, 2021 and 2022, respectively.

Income Tax

Income tax comprises current income taxes net of deferred income taxes. For the years ended December 31, 2020, 2021 and 2022, our statutory income tax rate was 30%, 30% and 30%, respectively. Our average effective tax rate equals the net amount of income tax revenue or expense divided by income or loss before income taxes, as these line items are reported in the statement of operations, was (2.7%), 14.4% and 27.1%, for the years ended December 31, 2020, 2021 and 2022, respectively. The effects reflected in the statement of operations for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary, reflecting uncertainty in income tax treatments. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate or substantively enacted by the end of the reporting period to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax assets such as loss carryforwards and other recoverable taxes, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow how we expect to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2022 compared to the year ended December 31, 2021 in our domestic cement and ready-mix concrete sales volumes, as well as export sales volumes of cement and domestic cement and ready-mix concrete average sales prices for each of our reporting segments.

Reporting segments represent the components of Cemex that engage in business activities from which we may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. We operate geographically and by line of business on a regional basis. For the reported periods, the Company’s operations were organized in four geographical regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) EMEAA and 4) SCA&C. The accounting policies applied to determine the financial information by reporting segment are consistent with those described in note 2 to our 2022 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2022, considering similar regional and economic characteristics and/or materiality, certain countries have been aggregated and presented as single line items as follows: (i) “Rest of EMEAA” refers mainly to Cemex’s operations and activities in the Czech Republic, Croatia, Egypt and the UAE; (ii) “Rest of SCA&C” refers mainly to Cemex’s operations and activities in Puerto Rico, Nicaragua, Jamaica, the Caribbean and Guatemala, excluding the operations of TCL; and (iii) “Caribbean TCL” refers to TCL’s operations mainly in Trinidad and Tobago, Jamaica, Guyana and Barbados. The segment “Others” refers to: (1) cement trade maritime operations, (2) Cemex, S.A.B. de C.V., (3) other corporate entities and finance subsidiaries and (4) other minor subsidiaries with different lines of business.

The table below and the other volume data presented by reporting segment in this “Item 5—Operating and Financial Review and Prospects—Results of Operations—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” section are presented before eliminations resulting from consolidation (including those shown in note 4.3 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report).

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Sales Prices in Local Currency(1)
Reporting Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
Mexico	-8%	+10%	+17%	+16%	+15%
United States	+1%	FLAT	—	+16%	+15%
EMEAA
United Kingdom	-5%	-9%	—	+37%	+30%
France	—	-4%	—	—	+7%
Germany	+8%	-6%	-32%	+17%	+9%
Poland	-4%	-3%	-13%	+24%	+22%
Spain	FLAT	-3%	+8%	+30%	+23%
Philippines	-10%	—	-35%	+9%	—
Israel	—	+4%	—	—	+10%
Rest of EMEAA	+8%	+3%	-34%	+27%	+22%
SCA&C
Colombia	-1%	+14%	—	+8%	+4%
Panama	+7%	+44%	+16%	-4%	+4%
Caribbean TCL	-2%	-35%	-8%	+13%	+8%
Dominican Republic	-7%	+10%	-48%	+18%	+12%
Rest of SCA&C	-19%	-33%	-35%	+13%	-8%

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

On a consolidated basis, our cement sales volumes decreased 5%, from 67.0 million tons in 2021 to 63.4 million tons in 2022, and our ready-mix concrete sales volumes increased 2%, from 49.2 million cubic meters in 2021 to 50.1 cubic meters in 2022. Our revenues increased 8%, from $14,379 million in 2021 to $15,577 million in 2022, and our operating earnings before other expenses, net decreased 9%, from $1,719 million in 2021 to $1,561 million in 2022. See the table below for a breakdown according to reporting segment.

The following tables present selected financial information for revenues, operating earnings before other expenses, net and Operating EBITDA for each of our reporting segments for the years ended December 31, 2021 and 2022. The revenues information in the table below are presented before eliminations resulting from consolidation (including those shown in note 4.3 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report). Variations in revenues determined on the basis of Dollars include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Dollar; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	Revenues For the Year Ended
Reporting Segment				2021	2022
	(in millions of Dollars)
Mexico	+9%	+2%	+11%	$3,466	$3,842
United States	+16%	—	+16%	4,359	5,038
EMEAA
United Kingdom	+17%	-13%	+4%	940	982
France	+2%	-12%	-10%	863	781
Germany	+16%	-13%	+3%	472	485
Poland	+17%	-14%	+3%	405	419
Spain	+20%	-14%	+6%	359	382
Philippines	-2%	-9%	-11%	424	379
Israel	+12%	-5%	+7%	785	840
Rest of EMEAA	+29%	-15%	+14%	618	707
SCA&C
Colombia	+11%	-13%	-2%	437	429
Panama	+23%	—	+23%	121	149
Caribbean TCL	+8%	FLAT	+8%	280	302
Dominican Republic	+12%	+4%	+16%	299	348
Rest of SCA&C	-15%	—	-15%	465	394
Others	+76%	—	+76%	1,621	2,849

Revenues from continuing operations before eliminations resulting from consolidation			+15%	$15,914	$18,326
Eliminations resulting from consolidation				(1,535)	(2,749)

Revenues from continuing operations			+8%	$14,379	$15,577

	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	Operating Earnings Before Other Expenses, Net For the Year Ended December 31,
Reporting Segment				2021	2022
	(in millions of Dollars)
Mexico	-6%	+2%	-4%	$1,003	$961
United States	-2%	—	-2%	314	307
EMEAA
United Kingdom	+110%	-22%	+88%	72	135
France	-68%	-2%	-70%	43	13
Germany	-64%	-7%	-71%	41	12
Poland	-1%	-12%	-13%	48	42
Spain	+38%	+6%	+44%	(39)	(22)
Philippines	-31%	-5%	-36%	74	47
Israel	+16%	-20%	-4%	69	66
Rest of EMEAA	+123%	-26%	+97%	31	61

	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	Operating Earnings Before Other Expenses, Net For the Year Ended December 31,
Reporting Segment				2021	2022
	(in millions of Dollars)
SCA&C
Colombia	-31%	-8%	-39%	61	37
Panama	-20%	—	-20%	15	12
Caribbean TCL	+25%	-1%	+24%	46	57
Dominican Republic	Flat	+3%	+3%	121	125
Rest of SCA&C	-21%	—	-21%	97	77
Others	+33%	—	+33%	(277)	(369)

Operating earnings before other expenses, net from continuing operations			-9%	$1,719	$1,561

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

	Operating Earnings Before Other Expenses, Net(1) For the Year Ended December 31,		Plus: Depreciation and amortization		Operating EBITDA(2) For the Year Ended December 31,
Reporting Segment	2021	2022	2021	2022	2021	2022
Mexico	$1,003	$961	$161	$172	$1,164	$1,133
United States	314	307	464	455	778	762
EMEAA
United Kingdom	72	135	69	60	141	195
France	43	13	50	50	93	63
Germany	41	12	28	28	69	40
Poland	48	42	25	22	73	64
Spain	(39)	(22)	33	28	(6)	6
Philippines	74	47	40	37	114	84
Israel	69	66	45	46	114	112
Rest of EMEAA	31	61	56	55	87	116
SCA&C
Colombia	61	37	26	24	87	61
Panama	15	12	16	16	31	28
Caribbean TCL	46	57	19	17	65	74
Dominican Republic	121	125	7	8	128	133
Rest of SCA&C	97	77	13	13	110	90
Others	(277)	(369)	68	89	(209)	(280)

Continuing operations	$1,719	$1,561	$1,120	$1,120	$2,839	$2,681

(1)

We include the line item titled “Operating earnings before other expenses, net” in our Statements of Operations under IFRS considering that it is a subtotal relevant for the determination of Cemex’s “Operating EBITDA” (Operating earnings before other expenses, net plus depreciation and amortization) as described in note 2.1 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

(2)

Operating EBITDA is a relevant measure used by Cemex’s management to review operating performance and for decision-making purposes, as well as an indicator used by our creditors of our ability to internally fund capital expenditures and to measure our ability to service or incur debt under our financing agreements, as described in notes 4.3 and 17 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report. Our Operating EBITDA is not a measure of financial performance, an alternative to cash flow or a measure of liquidity under IFRS. Moreover, Operating EBITDA may not be comparable to other similarly titled measures of other companies.

Variances explained below in this section are based on Operating earnings before other expenses, net which are substantially the same variances as those shown in our Operating EBITDA.

Revenues. Our consolidated revenues increased 8%, from $14,379 million in 2021 to $15,577 million in 2022. The increase in our revenues was mainly attributable to the higher prices of our products in local currency across all regions and higher ready-mix and aggregates volumes. Set forth below is a quantitative and qualitative analysis of the various factors affecting our revenues on a reporting segment basis. The discussion of volume data and revenues information below is presented before eliminations resulting from consolidation as described in note 4.3 to our 2022 audited consolidated financial statements included elsewhere in this annual report.

Mexico

Our domestic cement sales volumes from our operations in Mexico decreased 8% in 2022 compared to 2021, and ready-mix concrete sales volumes increased 10% over the same period. Our revenues from our operations in Mexico represented 21% of our total revenues for the year ended December 31, 2022, in Dollar terms, before eliminations resulting from consolidation. During the year, bagged cement demand normalized from the pandemic peak related to home improvements and government social spending, as well as inflationary pressures impacting retail consumption. The country continues to experience a pickup in the formal economy, and bulk cement and ready-mix volumes benefited from nearshoring investments in border states and tourism construction. Our cement export volumes from our operations in Mexico, which represented 14% of our Mexican cement sales volumes for the year ended December 31, 2022, increased 17% in 2022 compared to 2021, mainly due to higher export volume to the United States. Of our total cement export volumes from our operations in Mexico during 2022, 92% was shipped to the United States and 8% to our SCA&C segment. Our average sales price of domestic cement from our operations in Mexico increased 16%, in Mexican Peso terms, in 2022 compared to 2021, and our average sales price of ready-mix concrete increased 15%, in Mexican Peso terms, over the same period.

The following chart indicates the breakdown of Mexico revenues by product, before others, intra sector eliminations within the segment and eliminations resulting from consolidation, as applicable for the year ended December 31, 2022:

As a result of increases in domestic cement and ready-mix concrete sales prices, an increase in ready-mix concrete sales volumes and ready-mix concrete sales volumes, and an increase in cement exports sales, partially offset by a decrease in domestic cement sales volumes, our revenues in Mexico, in Mexican Peso terms, increased 9% in 2022 compared to 2021.

United States

Our domestic cement sales volumes from our operations in the United States increased 1% in 2022 compared to 2021, and ready-mix concrete sales volumes remained flat over the same period. The increase in domestic cement sales volumes were primarily attributable to strong demand momentum in a largely sold-out domestic market. Our operations in the United States represented 27% of our total revenues for the year ended December 31, 2022, in Dollar terms, before eliminations resulting from consolidation. Our average domestic cement sales prices of our operations in the United States increased 16%, in Dollar terms, in 2022 compared to 2021, and our average ready-mix concrete sales price increased 15%, in Dollar terms, over the same period.

The following chart indicates the breakdown of United States revenues by product, before others, intra sector eliminations within the segment and eliminations resulting from consolidation, as applicable for the year ended December 31, 2022:

As a result of increases in domestic cement sales volumes and sales prices and ready-mix concrete sales prices, revenues from our operations in the United States, in Dollar terms, increased 16% in 2022 compared to 2021.

EMEAA

In 2022, our operations in the EMEAA region consisted of our operations in the United Kingdom, France, Germany, Poland, Spain, Philippines and Israel, which represent the most significant operations in this region, in addition to the Rest of EMEAA segment. Our revenues from our operations in the EMEAA region represented 27% of our total revenues for the year ended December 31, 2022, in Dollar terms, before eliminations resulting from consolidation. As of December 31, 2022, our operations in the EMEAA region represented 23% of our total assets in Dollar terms. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the EMEAA region.

The following chart indicates the geographic breakdown of EMEAA region revenues by reporting segment, before others and eliminations resulting from consolidation, for the year ended December 31, 2022:

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom decreased 5% in 2022 compared to 2021, and ready-mix concrete sales volumes decreased 9% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes reflected a decline in the market activity for the second half of the year, as the United Kingdom economy weakened and suffered severe weather for the months of November and December. Our operations in the United Kingdom represented 5% of our total revenues for the year ended December 31, 2022, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the United Kingdom increased 37%, in Pound terms, in 2022 compared to 2021, and our average sales price of ready-mix concrete increased 30%, in Pound terms, over the same period.

The following chart indicates the breakdown of United Kingdom revenues by product, before others, intra sector eliminations within the segment and eliminations resulting from consolidation, as applicable for the year ended December 31, 2022:

As a result of increases in domestic cement and ready-mix concrete sales prices, revenues from our operations in the United Kingdom, in Pound terms, increased 17% in 2022 compared to 2021.

France

Our ready-mix concrete sales volumes from our operations in France decreased 4% in 2022 compared to 2021. The decrease in volumes reflected a tight and dynamic supply and demand market. Our operations in

France represented 4% of our total revenues for the year ended December 31, 2022, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in France increased 7%, in Euro terms, in 2022 compared to 2021.

The following chart indicates the breakdown of France revenues by product, before others, intra sector eliminations within the segment and eliminations resulting from consolidation, as applicable for the year ended December 31, 2022:

As a result of an increase in ready-mix concrete sales prices, partially offset by a decrease in ready-mix concrete sales volumes, revenues from our operations in France, in Euro terms, increased 2% in 2022 compared to 2021.

Germany

Our domestic cement sales volumes from our operations in Germany increased 8% in 2022 compared to 2021, and ready-mix concrete sales volumes decreased 6% over the same period. The increase in domestic cement sales volumes was mainly originated by an unfavorable weather condition in 2021 and the decrease in ready-mix concrete was mainly due to slowing demand in all markets. Our operations in Germany represented 3% of our total revenues for the year ended December 31, 2022, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Germany, which represented 20% of our Germany cement sales volumes for the year ended December 31, 2022 decreased 32% in 2022 compared to 2021, mainly due to lower volumes exported to Poland and Norway. All of our total cement export volumes from our operations in Germany during 2022 were to our EMEAA region. Our average sales price of domestic cement from our operations in Germany increased 17%, in Euro terms, in 2022 compared to 2021, and our average sales price of ready-mix concrete increased 9%, in Euro terms, over the same period.

The following chart indicates the breakdown of Germany revenues by product, before others, intra sector eliminations within the segment and eliminations resulting from consolidation, as applicable for the year ended December 31, 2022:

As a result of increases in domestic cement sales volumes and increases in sales prices, partially compensated by a decrease in ready-mix concrete sales volumes, revenues from our operations in Germany, in Euro terms, increased 16% in 2022 compared to 2021.

Poland

Our domestic cement sales volumes from our operations in Poland decreased 4% in 2022 compared to 2021, and ready-mix concrete sales volumes decreased 3% over the same period. The decrease in domestic cement and ready-mix concrete sales volumes were mainly due to price increases and project delays. Our operations in Poland represented 2% of our total revenues for the year ended December 31, 2022, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Poland, which represented 1% of our Poland cement sales volumes for the year ended December 31, 2022 decreased 13% in 2022 compared to 2021. All of our total cement export volumes from our operations in Poland during 2022, were to our Rest of EMEAA segment. Our average sales price of domestic cement from our operations in Poland increased 24%, in Euro terms, in 2022 compared to 2021, and our average sales price of ready-mix concrete increased 22%, in Euro terms, over the same period.

The following chart indicates the breakdown of Poland revenues by product, before others, intra sector eliminations within the segment and eliminations resulting from consolidation, as applicable for the year ended December 31, 2022:

As a result of increases in domestic cement and ready-mix concrete sales prices, partially offset by decreases in domestic cement and ready-mix concrete sales volumes, revenues from our operations in Poland, in Euro terms, increased 17% in 2022 compared to 2021.

Spain

Our domestic cement sales volumes from our operations in Spain remained flat in 2022 compared to 2021, while ready-mix concrete sales volumes decreased 3% over the same period. The decreases in ready-mix concrete sales volumes were mainly driven by lower construction activity in all regions. Our operations in Spain represented 2% of our total revenues for the year ended December 31, 2022, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Spain, which represented 29% of our Spain cement sales volumes for the year ended December 31, 2022, increased 8% in 2022 compared to 2021, due to higher export volumes to United Kingdom. Of our total cement export volumes from our operations in Spain during 2022, 99% were to the United Kingdom and 1% were to Rest of EMEAA region. Our average sales price of domestic cement of our operations in Spain increased 30%, in Euro terms, in 2022 compared to 2021, and our average sales price of ready-mix concrete increased 23%, in Euro terms, over the same period.

The following chart indicates the breakdown of Spain revenues by product, before others, intra sector eliminations within the segment and eliminations resulting from consolidation, as applicable for the year ended December 31, 2022:

As a result of increases in domestic cement and ready-mix concrete sales prices, partially offset by a decrease in ready-mix concrete sales volume, revenues from our operations in Spain, in Euro terms, increased 20% in 2022 compared to 2021.

The Philippines

Our domestic cement sales volumes from our operations in the Philippines decreased 10% in 2022 compared to 2021. The decrease in domestic cement volumes was mainly due to public and private projects experiencing financial constraints due to the increasing cost of materials. Delays in government releasing additional funds and approvals of new public projects, as well as loss of volumes related to price increase in July. Our cement export volumes from our operations in the Philippines, which represented less than 1% of our Philippines’ cement sales volumes for the year ended December 31, 2022, decreased 35% in 2022 compared to 2021. All of our total cement exports from our operations in Philippines during 2022 were to the Rest of EMEAA segment. Our revenues from our operations in the Philippines represented 2% of our total revenues for the year ended December 31, 2022, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Philippines increased 9%, in Philippine Peso terms, in 2022 compared to 2021.

The following chart indicates the breakdown of Philippines revenues by product, before others, intra sector eliminations within the segment and eliminations resulting from consolidation, as applicable for the year ended December 31, 2022:

As a result of a decrease in domestic cement sales volumes, partially compensated by an increase in sales prices, revenues of our operations in the Philippines, in Philippine Peso terms, decreased 2% in 2022 compared to 2021.

Israel

Our ready-mix concrete sales volumes from our operations in Israel increased 4% in 2022 compared to 2021. Our operations in Israel represented 5% of our total revenues for the year ended December 31, 2022, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in Israel increased 10%, in Israeli New Shekel terms, in 2022 compared to 2021.

The following chart indicates the breakdown of Israel revenues by product, before others, intra sector eliminations within the segment and eliminations resulting from consolidation, as applicable for the year ended December 31, 2022:

As a result of increases in ready-mix concrete sales volumes and prices, revenues from our operations in Israel, in Israeli New Shekel terms, increased 12% in 2022 compared to 2021.

Rest of EMEAA

Our domestic cement sales volumes from our operations in the Rest of EMEAA segment increased 8% in 2022 compared to 2021, and ready-mix concrete sales volumes increased 3% over the same period. Our cement export volumes from our operations in the Rest of EMEAA segment, which represented 6% of our Rest of EMEAA segment cement sales volumes for the year ended December 31, 2022, decreased 34% in 2022 compared to 2021. Of our total cement export volumes from our operations in the Rest of EMEAA segment during 2022, 99% were to countries in the EMEAA region and 1% were to Poland. Our revenues from our operations in the Rest of EMEAA segment represented 4% of our total revenues for the year ended December 31, 2022, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Rest of EMEAA segment increased 27%, in Euro terms, in 2022 compared to 2021, and our average sales price of ready-mix concrete increased 22%, in Euro terms, over the same period.

The following chart indicates the breakdown of Rest of EMEAA revenues by product, before others, intra sector eliminations within the segment and eliminations resulting from consolidation, as applicable for the year ended December 31, 2022:

As a result of increases in domestic cement and ready-mix concrete sales volumes, as well, as increases in domestic cement and ready-mix concrete sales prices, revenues in the Rest of EMEAA segment, in Euro terms, increased 29%, in 2022 compared to 2021.

SCA&C

In 2022, our operations in the SCA&C region consisted of our operations in Colombia, Panama, the Dominican Republic, our Caribbean TCL operations, which represent our most significant operations in this region, and the Rest of SCA&C segment. Our revenues from our operations in the SCA&C region represented 9% of our total revenues for the year ended December 31, 2022, in Dollar terms, before eliminations resulting from consolidation. As of December 31, 2022, our operations in the SCA&C region represented 8% of our total assets, in Dollar terms. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the SCA&C region.

The following chart indicates the geographic breakdown of SCA&C region revenues by reporting segment, before others and eliminations resulting from consolidation, for the year ended December 31, 2022:

Colombia

Our domestic cement sales volumes from our operations in Colombia decreased 1% in 2022 compared to 2021, and ready-mix concrete sales volumes increased 14% over the same period. The decrease in cement sales volume in Colombia was mainly due to our prices increasing and our ready-mix concrete sales volume increasing in tandem due to the recovery of the concrete industry, mainly supported by formal sector demand, in industrial and residential. Our revenues from our operations in Colombia represented 2% of our total revenues for the year ended December 31, 2022, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Colombia increased 8%, in Colombian Peso terms, in 2022 compared to 2021, and our average sales price of ready-mix concrete increased 4%, in Colombian Peso terms, over the same period.

The following chart indicates the breakdown of Colombia revenues by product, before others, intra sector eliminations within the segment and eliminations resulting from consolidation, as applicable for the year ended December 31, 2022:

As a result of increases in ready-mix concrete sales volumes and increases in domestic cement and ready-mix concrete sales prices, partially offset by a decrease in domestic cement sales volume, revenues of our operations in Colombia, in Colombian Peso terms, increased 11% in 2022 compared to 2021.

Panama

Our domestic cement sales volumes from our operations in Panama increased 7% in 2022 compared to 2021, and ready-mix concrete sales volumes increased 44% over the same period. The increases in domestic cement and ready-mix concrete sales volumes in Panama were mainly due to increased activity in the infrastructure sector, largely due to work related to a third metro line. Our cement export volumes from our operations in Panama, which represented 62% of our Panama cement sales volumes for the year ended December 31, 2022, increased 16% in 2022 compared to 2021. Our revenues from our operations in Panama represented 1% of our total revenues for the year ended December 31, 2022, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Panama decreased 4% in Dollar terms, in 2022 compared to 2021, and our average sales price of ready-mix concrete increased 4%, in Dollar terms, over the same period.

The following chart indicates the breakdown of Panama revenues by product, before others, intra sector eliminations within the segment and eliminations resulting from consolidation, as applicable for the year ended December 31, 2022:

As a result of increases in domestic cement sales volumes and ready-mix concrete sales volumes and sales price, partially offset by a decrease in domestic cement sales price, revenues of our operations in Panama, in Dollar terms, increased 23% in 2022 compared to 2021.

Caribbean TCL

Our domestic cement sales volumes from our operations in Caribbean TCL decreased 2% in 2022 compared to 2021, and ready-mix concrete sales volumes decreased 35% over the same period. The decreases in cement and ready-mix sales volume came from lower demand. Our revenues from our operations in Caribbean TCL represented 2% of our total revenues for the year ended December 31, 2022, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Caribbean TCL segment represented 19% of our Caribbean TCL cement sales volumes for the year ended December 31, 2022, decreased 8% in 2022 compared to 2021. All of our total cement exports from our operations in Caribbean TCL during 2022 were to the Rest of SCA&C segment. Our average sales price of domestic cement of our operations in Caribbean TCL increased 13%, in Trinidad and Tobago Dollar terms, in 2022 compared to 2021, and our average sales price of ready-mix concrete increased 8%, in Trinidad and Tobago Dollar terms, over the same period.

The following chart indicates the breakdown of Caribbean TCL revenues by product, before others, intra sector eliminations within the segment and eliminations resulting from consolidation, as applicable for the year ended December 31, 2022:

As a result of increases in domestic cement and ready-mix concrete sales prices, partially offset by decreases in domestic cement and ready-mix concrete sales volumes, revenues of our operations in Caribbean TCL, in Trinidad and Tobago Dollar terms, increased 8% in 2022 compared to 2021.

Dominican Republic

Our domestic cement sales volumes from our operations in the Dominican Republic decreased 7% in 2022 compared to 2021, while ready-mix concrete sales volumes increased 10% over the same period. The decrease in our domestic cement sales volumes in the Dominican Republic region was mainly due to a drop in retail cement demand, partially offset by higher bulk cement demand related to tourism projects. Domestic cement and ready-mix sales prices continued their positive trend. Our operations in the Dominican Republic represented 2% of our total revenues for the year ended December 31, 2022, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in the Dominican Republic, which represented 3% of our Dominican Republic cement sales volumes for the year ended December 31, 2022, decreased 48% in 2022 compared to 2021. All of our total cement export volumes from our operations in the Dominican Republic during 2022, were to our Rest of SCA&C segment. Our average sales price of domestic cement of our operations in the Dominican Republic increased 18%, in Dominican Peso terms, in 2022 compared to 2021, and our average sales price of ready-mix concrete increased 12%, in Dominican Peso terms, over the same period.

The following chart indicates the breakdown of Dominican Republic revenues by product, before others, intra sector eliminations within the segment and eliminations resulting from consolidation, as applicable for the year ended December 31, 2022:

As a result of increases in ready-mix concrete sales volume and domestic cement and ready-mix concrete sales prices, partially offset by a decrease in domestic cement sales volume, revenues from our operations in the Dominican Republic, in Dominican Peso terms, increased 12% in 2022 compared to 2021.

Rest of SCA&C

Our domestic cement volumes from our operations in the Rest of SCA&C segment decreased 19% in 2022 compared to 2021, and ready-mix concrete sales volumes decreased 33% over the same period. Our cement export volumes from our operations in the Rest of SCA&C segment, which represented less than 1% of our Rest of SCA&C segment cement sales volumes for the year ended December 31, 2022, decreased 35% in 2022 compared to 2021. All of our total cement export volumes from our operations in the Rest of SCA&C segment during 2022, were within the same region. Our revenues from our operations in the Rest of SCA&C segment represented 2% of our total revenues for the year ended December 31, 2022, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Rest of SCA&C segment increased 13% in Dollar terms, in 2022 compared to 2021, and our average sales price of ready-mix concrete decreased 8%, in Dollar terms, over the same period.

The following chart indicates the breakdown of Rest of SCA&C revenues by product, before others, intra sector eliminations within the segment and eliminations resulting from consolidation, as applicable for the year ended December 31, 2022:

As a result of decreases in domestic cement and ready-mix concrete sales volumes and ready-mix concrete sales price, revenues of our operations in the Rest of SCA&C segment, in Dollar terms, decreased 15% in 2022 compared to 2021.

Others (Revenues)

Revenues from our Others segment increased 76% before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable, in 2022 compared to 2021, in Dollar terms. The increase resulted mainly from higher revenues in our trading operations. Our revenues from our Others segment represented 16% of our total revenues for the year ended December 31, 2022, in Dollar terms, before eliminations resulting from consolidation. For the year ended December 31, 2022, our trading operations represented 69% of our revenues in our Others segment, in Dollar terms.

Cost of Sales

Our cost of sales, including depreciation, increased 10%, from $9,743 million in 2021 to $10,755 million in 2022. As a percentage of revenues, cost of sales increased from 68% in 2021 to 69% in in 2022. Our cost of sales includes freight expenses of raw materials used in our producing plants.

Gross Profit

For the reasons described above, our gross profit increased 4% from $4,636 million in 2021 to $4,822 million in 2022. As a percentage of revenues, gross profit decreased from 32% in 2021 to 31% in 2022. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described below, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within operating expenses as part of distribution and logistics expenses.

Operating expenses

Our operating expenses, which are represented by administrative, selling and distribution and logistics expenses, increased 12%, from $2,917 million in 2021 to $3,261 million in 2022. As a percentage of revenues, operating expenses increased from 20% in 2021 to 21% in 2022. The increase as a percentage of revenues resulted primarily from higher logistic and distribution expenses due to higher fuel costs. Our operating expenses include expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sale, which are included as part of the operating expenses, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sale and the customers’ facilities, which are included as part of the line item “Distribution and logistics expenses.” For the years ended December 31, 2021 and 2022, selling expenses included as part of the line item “Operating expenses” amounted to $322 million and $363 million, respectively. As discussed above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution and logistics expenses, which in the aggregate represented costs of $1,637 million in 2021 and $1,824 million in 2022. As a percentage of revenues, distribution and logistics expenses increased from 11% in 2021 to 12% in 2022.

Operating Earnings Before Other Expenses, Net

For the reasons described above, our operating earnings before other expenses, net decreased 9% from $1,719 million in 2021 to $1,561 million in 2022. As a percentage of revenues, operating earnings before other expenses, net decreased 2%, from 12% in 2021 to 10% in 2022. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a reporting segment basis.

Mexico

Our operating earnings before other expenses, net, from our operations in Mexico decreased 6% in 2022 compared to 2021, in Mexican Peso terms. Our operating earnings before other expenses, net from our operations in Mexico represented 62% of our total operating earnings before other expenses, net for the year ended December 31, 2022, in Dollar terms. The decrease resulted primarily from the increase in our cost of sales and operating expenses due to inflation, partially offset by an increase in revenues driven by home improvements and governmental social spending.

United States

Our operating earnings before other expenses, net, from our operations in the United States decreased 2% in 2022 compared to 2021, in Dollar terms. Our operating earnings before other expenses, net from our operations in the United States represented 20% of our total operating earnings before other expenses, net for the year ended December 31, 2022, in Dollar terms. The decrease resulted primarily from the increase in our cost of sales due to higher imports and higher costs of fuel and raw material, partially offset by an increase in our revenues in the United States segment.

EMEAA

United Kingdom. Our operating earnings before other expenses, net, from our operations in the United Kingdom increased 110%, in Pound terms, in 2022 compared to 2021. Our operating earnings before other expenses, net from our operations in the United Kingdom represented 9% of our total operating earnings before other expenses, net for the year ended December 31, 2022, in Dollar terms. The increase resulted primarily from the increase in our revenues in the United Kingdom, partially offset by higher costs of sale, due to increase in imported clinker, purchase cement and higher electricity, fuel and raw material costs.

France. Our operating earnings before other expenses, net, from our operations in France decreased 68%, in Euro terms, in 2022 compared to 2021. Our operating earnings before other expenses, net from our operations in France represented 1% of our total operating earnings before other expenses, net for the year ended December 31, 2022, in Dollar terms. The decrease resulted primarily from the increase in our cost of sales, due to higher energy and raw material costs and higher distribution and logistics expenses.

Germany. Our operating earnings before other expenses, net, from our operations in Germany decreased 64%, in Euro terms, in 2022 compared to 2021. Our operating earnings before other expenses, net from our operations in Germany represented 1% of our total operating earnings before other expenses, net for the year ended December 31, 2022, in Dollar terms. The decrease resulted primarily from our cost of sales increase, mainly in energy, raw material and freight costs.

Poland. Our operating earnings before other expenses, net, from our operations in Poland decreased 1% in 2022 compared to 2021, in Euro terms. Our operating earnings before other expenses, net from our operations in Poland represented 3% of our total operating earnings before other expenses, net for the year ended December 31, 2022, in Dollar terms. The decrease resulted primarily from higher operational costs, such as energy and raw material costs, purchase clinker costs and higher freight costs due to fuel price increases.

Spain. Our operating loss before other expenses, net, from our operations in Spain decreased 38% in 2022 compared to 2021, in Euro terms. Our operating loss before other expenses, net from our operations in Spain represented a loss of $22 million, which was a negative impact of 1% of our total operating earnings before other expenses, net for the year ended December 31, 2022, in Dollar terms. The decrease resulted primarily from higher revenues due to price increases, which were partially offset by the higher cost of sales, mainly higher electric power, raw material and fuel costs.

The Philippines. Our operating earnings before other expenses, net, from our operations in the Philippines decreased 31% in 2022 compared to 2021, in Philippine Peso terms. Our operating earnings before other expenses, net from our operations in the Philippines represented 3% of our total operating earnings before other expenses, net for the year ended December 31, 2022, in Dollar terms. The decrease resulted primarily from the decrease in our revenues, as well as the higher cost of sales.

Israel. Our operating earnings before other expenses, net, from our operations in Israel increased 16% in 2022 compared to 2021, in Israeli New Shekel terms. Our operating earnings before other expenses, net from our operations in Israel represented 4% of our total operating earnings before other expenses, net for the year ended December 31, 2022, in Dollar terms. The increase in Israel operating earnings resulted primarily from the increase in our revenues.

Rest of EMEAA. Our operating earnings before other expenses, net, from our operations in the Rest of EMEAA segment increased 123% in 2022 compared to 2021, in Euro terms. Our operating earnings before other expenses, net from our operations in the Rest of EMEAA segment represented 3% of our total operating earnings before other expenses, net for the year ended December 31, 2022, in Dollar terms. This increase relates primarily to an increase in our revenues.

SCA&C

Colombia. Our operating earnings before other expenses, net, from our operations in Colombia decreased 31% in 2022 compared to 2021, in Colombian Peso terms. Our operating earnings before other expenses, net from our operations in Colombia represented 2% of our total operating earnings before other expenses, net for the year ended December 31, 2022, in Dollar terms. The decrease resulted primarily from the increase in our cost of sales, mainly due to higher energy, fuel and raw material costs.

Panama. Our operating earnings before other expenses, net, from our operations in Panama decreased 20% in 2022 compared to 2021. Our operating earnings before other expenses, net from our operations in Panama represented 1% of our total operating earnings before other expenses, net for the year ended December 31, 2022, in Dollar terms. The decrease resulted primarily from the increase in our cost of sales, such as fuel and raw materials.

Caribbean TCL. Our operating earnings before other expenses, net, from our operations in Caribbean TCL increased 25% in 2022 compared to 2021, in Trinidad and Tobago Dollar terms. Our operating earnings before other expenses, net from our Caribbean TCL operations represented 4% of our total operating earnings before other expenses, net for the year ended December 31, 2022, in Dollar terms. The increase resulted primarily from an increase in our revenues.

Dominican Republic. Our operating earnings before other expenses, net, from our operations in the Dominican Republic remained flat in 2022 compared to 2021, in Dominican Peso terms. Our operating earnings before other expenses, net from our operations in the Dominican Republic represented 8% of our total operating earnings before other expenses, net for the year ended December 31, 2022, in Dollar terms. The increase in our revenues was offset by higher operating expenses and costs of sales.

Rest of SCA&C. Our operating earnings before other expenses, net, from our operations in the Rest of SCA&C segment decreased 21% in 2022 compared to 2021, in Dollar terms. Our operating earnings before other expenses, net from our operations in the Rest of SCA&C segment represented 5% of our total operating earnings before other expenses, net for the year ended December 31, 2022, in Dollar terms. The decrease resulted primarily from lower revenues.

Others. Our operating loss before other expenses, net, from our operations in our Others segment increased 33% in 2022 compared to 2021, in Dollar terms. The increase in the operating loss before other expenses resulted primarily from an increase in cost of sales, partially offset by higher revenues.

Other Expenses, Net. Our other expenses, net, increased significantly, in Dollar terms, from an expense of $82 million in 2021 to an expense of $467 million in 2022. The increase in our other expenses, net, in 2022 resulted primarily from an income in 2021 for the sale of 12.3 million emission allowances for a total of $600 million. In 2022, we had a reduction of non-cash impairment losses from $513 million in 2021 to $442 million in 2022. In 2022, impairment losses includes aggregate impairment losses of goodwill of $365 million related to the operating segments in the United States and Spain, as well as impairment losses of fixed assets of $77 million, while the aggregate non-cash impairment losses of 2021 included impairment losses of goodwill of $440 million related to the operating segments in Spain, the United Arab Emirates and the information technology business, impairment losses of internally developed software capitalized in prior years and other intangible assets of $53 million, as well as impairment losses of fixed assets of $43 million. Moreover, we had an increase in our restructuring cost in the year ended December 31, 2022 compared to the same period in 2021. See notes 15.1, 16.1 and 16.2 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

The most significant items included under this caption for the years ended December 31, 2021 and 2022, are as follows:

	For the Years Ended December 31,
	2021	2022
	(in millions of Dollars)
Impairment losses	$(513)	$(442)
Results from the sale of assets and others, net	(126)	9
Incremental costs and expenses related to the COVID-19 pandemic	(26)	(14)
Restructuring costs	(17)	(20)
Sale of CO2 Allowances	600	—

	$(82)	$(467)

Financial expense. Our financial expense decreased 39%, from $658 million in 2021 to $401 million in 2022, primarily attributable to a decrease in our financial debt during 2022 compared to 2021 and gains of $104 million from debt tender offers and other market transactions reducing debt during the year. See note 17.1 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

Financial income and other items, net. Our financial income and other items, net, in Dollar terms, increased 159%, from an expense of $79 million in 2021 to an income of $47 million in 2022. The increase is mainly due to a gain in foreign exchange results in 2022 compared to a loss in 2021 that was mainly due to the fluctuation of the Mexican Peso against the Dollar and higher financial income, which was partially offset by an increase in effects of amortized cost of assets and liabilities. See notes 8.2 and 18.4 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

The most significant items included under this caption for the years ended December 31, 2021 and 2022 are as follows:

	For the Year Ended December 31,
	2021	2022
	(in millions of Dollars)
Financial income and other items, net:
Effects of amortized cost on assets and liabilities and others, net	$(28)	$(32)
Net interest cost of pension liabilities	(25)	(26)
Results from financial instruments, net	(6)	(5)
Foreign exchange results	(35)	73
Financial income	22	27
Other	(7)	10

	$(79)	$47

Income Taxes. Our income tax effect in the statements of operations, which is comprised of current income taxes plus deferred income taxes, increased from an expense of $137 million in 2021 to $209 million in 2022. Our current income tax expense decreased from $172 million in 2021 to $170 million in 2022, mainly as a result of a decrease in taxes in Spain, partially offset by increases in taxes in Colombia and the Philippines. Our deferred income tax income increased from a deferred income tax income of $35 million in 2021 to a deferred income tax expense of $39 million in 2022, mainly associated with the amortization of tax losses in Mexico and the United States in 2022. See notes 20.1, 20.2, 20.3 and 20.4 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

For each of the years ended December 31, 2021 and 2022, our statutory income tax rate in Mexico was 30%. Considering a decrease in our earnings before income tax from a gain of $954 million in 2021 to earnings before income tax of $770 million in 2022, as well as differences between accounting and tax expenses, our average effective income tax rate increased from an effective income tax rate of 14.4% in 2021 to an effective income tax rate of 27.1% in 2022. Our average effective tax rate equals the net amount of income tax expense divided by earnings before income taxes, as these line items are reported in our consolidated statements of operations. See “Item 3—Key Information—Risk Factors—Risks Relating to Regulatory and Legal Matters—Certain tax matters may have a material adverse effect on our cash flow, financial condition and net income, as well as on our reputation” and note 20.3 to our 2022 audited consolidated financial statements included elsewhere in this annual report.

Net Income from continuing operations. For the reasons described above, our net income from continuing operations for 2022 decreased from a net income from continuing operations of $817 million in 2021 to a net income from continuing operations of $561 million in 2022. As a percentage of revenues, net income from continuing operations represented 6% for the year ended as of December 31, 2021, and a net income from continuing operations represented 4% for the year ended as of December 31, 2022.

Discontinued operations. For the years ended December 31, 2021 and 2022, our discontinued operations included in our consolidated statements of operations amounted to a net loss from discontinued operations of $39 million and a net income from discontinued operations of $324 million, respectively. As a percentage of revenues, loss of discontinued operations, net of tax, represented 0.3% for the year ended as of December 31, 2021 and the income of discontinued operations, net of tax, represented 2% for the year ended as of December 31, 2022. See note 4.2 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

Consolidated Net Income. For the reasons described above, our consolidated net income (before deducting the portion allocable to non-controlling interest) for 2022 increased from a consolidated net income of $778 million in 2021 to a consolidated net income of $885 million in 2022. As a percentage of revenues, consolidated net income represented 5% for the year ended as of December 31, 2021 and consolidated net income represented 6% for the year ended as of December 31, 2022.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries.

Non-controlling interest net income increased 8%, from an income of $25 million in 2021 to an income of $27 million in 2022, primarily attributable to an increase in the net income of the consolidated entities in which others have a non-controlling interest. See note 21.4 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

Controlling Interest Net Income. Controlling interest net income represents the difference between our consolidated net income and non-controlling interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-associated third parties hold interests. For the reasons described above, our controlling interest net income increased from a controlling interest net income of $753 million in 2021 to a controlling interest net income of $858 million in 2022. As a percentage of revenues, controlling interest net income, represented 5% for the year ended as of December 31, 2021 and controlling interest net income, represented 6% for the year ended as of December 31, 2022

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2021, compared to the year ended December 31, 2020, in our domestic cement and ready-mix concrete sales volumes, as well as export sales volumes of cement and domestic cement and ready-mix concrete average sales prices for each of our reporting segments.

Reporting segments represent the components of Cemex that engage in business activities from which we may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. We operate geographically and by line of business on a regional basis. For the reported periods, the Company’s operations were organized in four geographical regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) EMEAA and 4) SCA&C. The accounting policies applied to determine the financial information by reporting segment are consistent with those described in note 2 to our 2022 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2021, considering similar regional and economic characteristics and/or materiality, certain countries have been aggregated and presented as single line items as follows: (i) “Rest of EMEAA” refers mainly to Cemex’s operations and activities in the Czech Republic, Croatia, Egypt and the UAE; (ii) “Rest of SCA&C” refers mainly to Cemex’s operations and activities in Puerto Rico, Nicaragua, Jamaica, the Caribbean and Guatemala, excluding the operations of TCL; and (iii) “Caribbean TCL” refers to TCL’s operations mainly in Trinidad and Tobago, Jamaica, Guyana and Barbados. The segment “Others” refers to: (1) cement trade maritime operations, (2) Cemex, S.A.B. de C.V., (3) other corporate entities and finance subsidiaries and (4) other minor subsidiaries with different lines of business.

The table below and the other volume data presented by reporting segment in this “Item 5—Operating and Financial Review and Prospects—Results of Operations—Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” section are presented before eliminations resulting from consolidation (including those shown in note 4.3 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report).

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

On a consolidated basis, our cement sales volumes increased 6%, from 63.2 million tons in 2020 to 67.0 million tons in 2021, and our ready-mix concrete sales volumes increased 6%, from 46.7 million cubic meters in 2020 to 49.2 cubic meters in 2021. Our revenues increased 13% from $12,669 million in 2020 to $14,379 million in 2021, and our operating earnings before other expenses, net increased 33%, from $1,292 million in 2020 to $1,719 million in 2021. See the table below for a breakdown according to reporting segment.

The following tables present selected financial information for revenues, operating earnings before other expenses, net and Operating EBITDA for each of our reporting segments for the years ended December 31, 2020 and 2021. The revenues information in the table below are presented before eliminations resulting from consolidation (including those shown in note 4.3 to our 2022 audited consolidated financial statements included elsewhere in this annual report). Variations in revenues determined on the basis of Dollars include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Dollar; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Reporting Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	Revenues For the Year Ended
				2020	2021
	(in millions of Dollars)
Mexico	+17%	+6%	+23%	$2,812	$3,466
United States	+9%	—	+9%	3,994	4,359
EMEAA
United Kingdom	+19%	+8%	+27%	739	940
France	+12%	+2%	+14%	754	863
Germany	-6%	+3%	-3%	489	472
Poland	+5%	+2%	+8%	377	405
Spain	+9%	+4%	+12%	319	359
Philippines	+6%	+1%	+7%	398	424
Israel	-2%	+6%	+4%	754	785
Rest of EMEAA	+3%	+3%	+6%	582	618
SCA&C
Colombia	+11%	-3%	+8%	404	437
Panama	+51%	—	+51%	80	121
Caribbean TCL	+11%	+1%	+12%	251	280
Dominican Republic	+31%	-1%	+30%	229	299
Rest of SCA&C	+18%	—	+18%	393	465
Others	>+100%	—	>+100%	796	1,621

Revenues from continuing operations before eliminations resulting from consolidation			+19%	$13,371	$15,914
Eliminations resulting from consolidation				(702)	(1,535)

Revenues from continuing operations			13%	$12,669	$14,379

Reporting Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	Operating Earnings Before Other Expenses, Net For the Year Ended December 31,
				2020	2021
	(in millions of Dollars)
Mexico	+22%	+6%	+28%	$783	$1,003
United States	+2%	—	+2%	307	314
EMEAA
United Kingdom	+230%	+13%	+243%	21	72
France	+88%	-1%	+87%	23	43
Germany	+4%	+1%	+5%	39	41
Poland	-5%	+3%	-2%	49	48
Spain	-157%	-22%	-179%	(14)	(39)
Philippines	+2%	+1%	+3%	72	74
Israel	-35%	+14%	-21%	87	69
Rest of EMEAA	+60%	+3%	+63%	19	31
SCA&C
Colombia	+2%	-2%	FLAT	61	61
Panama	+504%	—	+504%	(4)	15
Caribbean TCL	+6%	+1%	+7%	43	46
Dominican Republic	+59%	FLAT	+59%	76	121
Rest of SCA&C	+14%	—	+14%	85	97
Others	+22%	—	+22%	(355)	(277)

Operating earnings before other expenses, net from continuing operations			+33%	$1,292	$1,719

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

	Operating Earnings Before Other Expenses, Net(1) For the Year Ended December 31,		Plus: Depreciation and amortization		Operating EBITDA(2) For the Year Ended December 31,
Reporting Segment	2020	2021	2020	2021	2020	2021
Mexico	$783	$1,003	$148	$161	$931	$1,164
United States	307	314	440	464	747	778
EMEAA
United Kingdom	21	72	67	69	88	141
France	23	43	48	50	71	93
Germany	39	41	28	28	67	69
Poland	49	48	25	25	74	73
Spain	(14)	(39)	39	33	25	(6)
Philippines	72	74	46	40	118	114
Israel	87	69	28	45	115	114
Rest of EMEAA	19	31	56	56	75	87
SCA&C
Colombia	61	61	25	26	86	87
Panama	(4)	15	16	16	12	31
Caribbean TCL	43	46	22	19	65	65
Dominican Republic	76	121	8	7	84	128
Rest of SCA&C	85	97	15	13	100	110
Others	(355)	(277)	94	68	(261)	(209)

Continuing operations	$1,292	$1,719	$1,105	$1,120	$2,397	$2,839

(1)

We include the line item titled “Operating earnings before other expenses, net” in our Statements of Operations under IFRS considering that it is a subtotal relevant for the determination of Cemex’s “Operating EBITDA” (Operating earnings before other expenses, net plus depreciation and amortization) as described in note 2.1 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

(2)

Operating EBITDA is a relevant measure used by Cemex’s management to review operating performance and for decision-making purposes, as well as an indicator used by our creditors of our ability to internally fund capital expenditures and to measure our ability to service or incur debt under our financing agreements, as described in notes 4.3 and 17 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report. Our Operating EBITDA is not a measure of financial performance, an alternative to cash flow or a measure of liquidity under IFRS. Moreover, Operating EBITDA may not be comparable to other similarly titled measures of other companies.

Variances explained below in this section are based on Operating earnings before other expenses, net which are substantially the same variances as those shown in our Operating EBITDA.

Revenues. Our consolidated revenues increased 13% from $12,669 million in 2020 to $14,379 million in 2021. The increase in our revenues was mainly attributable to the higher volumes in most of our regions and higher prices of our products in local currency terms in all of our regions. Set forth below is a quantitative and qualitative analysis of the various factors affecting our revenues on a reporting segment basis. The discussion of volume data and revenues information below is presented before eliminations resulting from consolidation as described in note 4.3 to our 2022 audited consolidated financial statements included elsewhere in this annual report.

Mexico

Our domestic cement sales volumes from our operations in Mexico increased 8% in 2021 compared to 2020, and ready-mix concrete sales volumes increased 8% over the same period. Our revenues from our operations in

Mexico represented 22% of our total revenues for the year ended December 31, 2021, in Dollar terms, before eliminations resulting from consolidation. During the year, bagged cement demand grew double digits supported by government social programs and record level remittances. The country continues to experience a pickup in the formal economy, and bulk cement and ready-mix volumes benefitted from higher formal housing and industrial activity. The latter was supported by growth in manufacturing and warehouses, onshoring, as well as the buildout of logistic networks. Our cement export volumes from our operations in Mexico, which represented 11% of our Mexican cement sales volumes for the year ended December 31, 2021, decreased 1% in 2021 compared to 2020, due to lower export volume. Of our total cement export volumes from our operations in Mexico during 2021, 83% was shipped to the United States and 17% to our SCA&C segment. Our average sales price of domestic cement from our operations in Mexico increased 7%, in Mexican Peso terms, in 2021 compared to 2020, and our average sales price of ready-mix concrete increased 3%, in Mexican Peso terms, over the same period.

The following chart indicates the breakdown of Mexico revenues by product, before others, intra sector eliminations within the segment and eliminations resulting from consolidation, as applicable for the year ended December 31, 2021:

As a result of increases in domestic cement and ready-mix concrete sales volumes and sale prices, partially offset by a decrease in cement export sales, our revenues in Mexico, in Mexican Peso terms, increased 17% in 2021 compared to 2020.

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

EMEAA

In 2021, our operations in the EMEAA region consisted of our operations in the United Kingdom, France, Germany, Poland, Spain, Philippines and Israel, which represent the most significant operations in this region, in addition to the Rest of EMEAA segment. Our revenues from our operations in the EMEAA region represented 31% of our total revenues for the year ended December 31, 2021, in Dollar terms, before eliminations resulting from consolidation. As of December 31, 2021, our operations in the EMEAA region represented 25% of our total assets, in Dollar terms. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the EMEAA region.

The following chart indicates the geographic breakdown of EMEAA region revenues by reporting segment, before others and eliminations resulting from consolidation, for the year ended December 31, 2021:

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom increased 19% in 2021 compared to 2020, and ready-mix concrete sales volumes increased 3% over the same period. The increases in domestic cement and ready-mix concrete sales volumes reflected a return to normality in construction activity as a result of the implementation of stringent measures during 2020 as a response to the COVID-19 pandemic. Our operations in the United Kingdom represented 6% of our total revenues for the year ended December 31, 2021, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the United Kingdom increased 7% in Pound terms, in 2021 compared to 2020, and our average sales price of ready-mix concrete increased 7%, in Pound terms, over the same period.

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

France

Our ready-mix concrete sales volumes from our operations in France increased 8% in 2021 compared to 2020. The increase in volumes reflected a return to normality in construction activity as a result of the implementation of stringent measures during 2020 as a response to the COVID-19 pandemic. Our operations in France represented 5% of our total revenues for the year ended December 31, 2021, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in France increased 1%, in Euro terms, in 2021 compared to 2020.

The following chart indicates the breakdown of France revenues by product, before others, intra sector eliminations within the segment and eliminations resulting from consolidation, as applicable for the year ended December 31, 2021:

As a result of an increase in ready-mix concrete sales volumes and by increases in ready-mix concrete sales prices, revenues from our operations in France, in Euro terms, increased 12% in 2021 compared to 2020.

Germany

Our domestic cement sales volumes from our operations in Germany decreased 4% in 2021 compared to 2020, and ready-mix concrete sales volumes decreased 7% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes was mainly originated by unfavorable weather condition in 2021. Our operations in Germany represented 3% of our total revenues for the year ended December 31, 2021, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Germany, which represented 31% of our Germany cement sales volumes for the year ended December 31, 2021 increased 5% in 2021 compared to 2020, mainly due to higher volumes exported to Poland. All of our total cement export volumes from our operations in Germany during 2021 were to our EMEAA region. Our average sales price of domestic cement from our operations in Germany increased 3%, in Euro terms, in 2021 compared to 2020, and our average sales price of ready-mix concrete increased 6%, in Euro terms, over the same period.

The following chart indicates the breakdown of Germany revenues by product, before others, intra sector eliminations within the segment and eliminations resulting from consolidation, as applicable for the year ended December 31, 2021:

As a result of decreases in domestic cement and in ready-mix concrete sales volumes, partially compensated by increases in sales prices, revenues from our operations in Germany, in Euro terms, decreased 6% in 2021 compared to 2020.

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

As a result of increases in domestic cement sales volumes and sales prices, and an increase in ready-mix concrete sales volumes, revenues from our operations in Poland, in Euro terms, increased 5% in 2021 compared to 2020.

Spain

Our domestic cement sales volumes from our operations in Spain increased 6% in 2021 compared to 2020, while ready-mix concrete sales volumes increased 7% over the same period. The increases in domestic cement and ready-mix concrete sales volumes were mainly driven by higher infrastructure and residential activity. Our operations in Spain represented 2% of our total revenues for the year ended December 31, 2021, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Spain, which represented 27% of our Spain cement sales volumes for the year ended December 31, 2021, increased 14% in 2021 compared to 2020, due to higher export volumes to United Kingdom. Of our total cement export volumes from our operations in Spain during 2021, 98% were to the United Kingdom and 2% were to the United States. Our average sales price of domestic cement of our operations in Spain decreased 1%, in Euro terms, in 2021 compared to 2020, and our average sales price of ready-mix concrete increased 1%, in Euro terms, over the same period.

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

The Philippines

Our domestic cement sales volumes from our operations in the Philippines increased 7% in 2021 compared to 2020. The increase in domestic cement volumes was mainly due to the implementation of stringent lock-down measures during 2020 as a response to the COVID-19 pandemic imposed by the Philippines government and by the closure of our Solid Cement Plant in Luzon for two months in 2020 and resumption of operations without such measures during 2021. Our cement export volumes from our operations in the Philippines, which represented less than 1% of our Philippines’ cement sales volumes for the year ended December 31, 2021, decreased 14% in 2021 compared to 2020. All of our total cement exports from our operations in Philippines during 2021 were to the Rest of EMEAA segment. Our revenues from our operations in the Philippines represented 3% of our total revenues for the year ended December 31, 2021, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Philippines decreased 2%, in Philippine Peso terms, in 2021 compared to 2020.

The following chart indicates the breakdown of Philippines revenues by product, before others, intra sector eliminations within the segment and eliminations resulting from consolidation, as applicable for the year ended December 31, 2021:

As a result of an increase in domestic cement sales volumes, partially compensated by a decrease in sales prices, revenues of our operations in the Philippines, in Philippine Peso terms, increased 6% in 2021 compared to 2020.

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

Rest of EMEAA

Our domestic cement sales volumes from our operations in the Rest of EMEAA segment decreased 11% in 2021 compared to 2020, and ready-mix concrete sales volumes increased 2% over the same period. Our cement export volumes from our operations in the Rest of EMEAA segment, which represented 9% of our Rest of EMEAA segment cement sales volumes for the year ended December 31, 2021, remained flat in 2021 compared to 2020. Of our total cement export volumes from our operations in the Rest of EMEAA segment during 2021, 98% were to countries in the EMEAA region and 2% were to Poland. Our revenues from our operations in the Rest of EMEAA segment represented 4% of our total revenues for the year ended December 31, 2021, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Rest of EMEAA segment increased 9%, in Euro terms, in 2021 compared to 2020, and our average sales price of ready-mix concrete remained flat, in Euro terms, over the same period.

The following chart indicates the breakdown of Rest of EMEAA revenues by product, before others, intra sector eliminations within the segment and eliminations resulting from consolidation, as applicable for the year ended December 31, 2021:

As a result of increases in ready-mix concrete sales volumes and sales prices, as well as increases in domestic cement sales prices, partially offset by a decrease in domestic cement sales volumes, revenues in the Rest of EMEAA segment, increased 3%, in Euro terms, in 2021 compared to 2020.

SCA&C

In 2021, our operations in the SCA&C region consisted of our operations in Colombia, Panama, the Dominican Republic, our Caribbean TCL operations, which represent our most significant operations in this region, and the Rest of SCA&C segment. Our revenues from our operations in the SCA&C region represented 11% of our total revenues for the year ended December 31, 2021, in Dollar terms, before eliminations resulting from consolidation. As of December 31, 2021, our operations in the SCA&C region represented 9% of our total assets, in Dollar terms. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the SCA&C region.

The following chart indicates the geographic breakdown of SCA&C region revenues by reporting segment, before others and eliminations resulting from consolidation, for the year ended December 31, 2021:

Colombia

Our domestic cement sales volumes from our operations in Colombia increased 8% in 2021 compared to 2020, and ready-mix concrete sales volumes increased 11% over the same period. The cement sales volume increase in Colombia was supported by housing, self-construction and infrastructure projects. Our revenues from our operations in Colombia represented 3% of our total revenues for the year ended December 31, 2021, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Colombia remained flat, in Colombian Peso terms, in 2021 compared to 2020, and our average sales price of ready-mix concrete increased 1%, in Colombian Peso terms, over the same period.

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

Panama

Our domestic cement sales volumes from our operations in Panama increased 41% in 2021 compared to 2020, and ready-mix concrete sales volumes increased 22% over the same period. The increases in domestic cement and ready-mix concrete sales volumes in Panama were mainly due to the reopening of the construction industry, after suspension in 2020 due to the COVID-19 pandemic. Our cement export volumes from our operations in Panama, which represented 57% of our Panama cement sales volumes for the year ended December 31, 2021, increased more than 100% in 2021 compared to 2020, as exports began at the end of 2020. Our revenues from our operations in Panama represented 1% of our total revenues for the year ended December 31, 2021, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Panama decreased 5% in Dollar terms, in 2021 compared to 2020, and our average sales price of ready-mix concrete decreased 8%, in Dollar terms, over the same period.

The following chart indicates the breakdown of Panama revenues by product, before others, intra sector eliminations within the segment and eliminations resulting from consolidation, as applicable for the year ended December 31, 2021:

As a result of increases in domestic cement sales volumes and ready-mix concrete sales volumes, partially offset by a decrease in sales prices, revenues of our operations in Panama, in Dollar terms, increased 51% in 2021 compared to 2020.

Caribbean TCL

Our domestic cement sales volumes from our operations in Caribbean TCL increased 16% in 2021 compared to 2020, and ready-mix concrete sales volumes decreased 3% over the same period. The increase in cement sales volume came from a higher demand. Our revenues from our operations in Caribbean TCL represented 2% of our total revenues for the year ended December 31, 2021, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Caribbean TCL segment represented 20% of our Caribbean TCL cement sales volumes for the year ended December 31, 2021, decreased 14% in 2021 compared to 2020. All of our total cement exports from our operations in Caribbean TCL during 2021 were to the Rest of SCA&C segment. Our average sales price of domestic cement of our operations in Caribbean TCL remained flat, in Trinidad and Tobago Dollar terms, in 2021 compared to 2020, and our average sales price of ready-mix concrete increased 1%, in Trinidad and Tobago Dollar terms, over the same period.

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

Dominican Republic

Our domestic cement sales volumes from our operations in the Dominican Republic increased 22% in 2021 compared to 2020, while ready-mix concrete sales volumes decreased 2% over the same period. The increase in our domestic cement sales volumes in the Dominican Republic region was mainly driven by a recovery of a dynamic self-construction sector and the reactivation of delayed tourism projects. Our operations in the Dominican Republic represented 2% of our total revenues for the year ended December 31, 2021, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in the Dominican Republic, which represented 5% of our Dominican Republic cement sales volumes for the year ended December 31, 2021, decreased 34% in 2021 compared to 2020. All of our total cement export volumes from our operations in the Dominican Republic during 2022, were to our Rest of SCA&C segment. Our average sales price of domestic cement of our operations in the Dominican Republic increased 11%, in Dominican Peso terms, in 2021 compared to 2020, and our average sales price of ready-mix concrete increased 14%, in Dominican Peso terms, over the same period.

The following chart indicates the breakdown of Dominican Republic revenues by product, before others, intra sector eliminations within the segment and eliminations resulting from consolidation, as applicable for the year ended December 31, 2021:

As a result of increases in domestic cement sales volumes and sales prices and ready-mix concrete sales prices, partially offset by a decrease in ready-mix concrete sales volume, revenues from our operations in the Dominican Republic, in Dominican Peso terms, increased 31% in 2021 compared to 2020.

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

As a result of increases in domestic cement and ready-mix concrete sales volumes and sales price, revenues of our operations in the Rest of SCA&C segment, in Dollar terms, increased 18% in 2021 compared to 2020.

Others (Revenues)

Revenues from our Others segment increased 104% before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable, in 2021 compared to 2020, in Dollar terms. The increase resulted mainly from higher revenues in our trading operations. Our revenues from our Others segment represented 9% of our total revenues for the year ended December 31, 2021, in Dollar terms, before eliminations resulting from consolidation. For the year ended December 31, 2021, our trading operations represented 64% of our revenues in our Others segment, in Dollar terms.

Cost of Sales

Our cost of sales, including depreciation, increased 13%, from $8,586 million in 2020 to $9,743 million in 2021. As a percentage of revenues, cost of sales remained flat at 68% in 2020 and in 2021. Our cost of sales includes freight expenses of raw materials used in our producing plants.

Gross Profit

For the reasons described above, our gross profit increased 14% from $4,083 million in 2020 to $4,636 million in 2021. As a percentage of revenues, gross profit remained flat at 32% in 2020 and in 2021. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described below, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within operating expenses as part of distribution and logistics expenses.

Operating expenses

Our operating expenses, which are represented by administrative, selling and distribution and logistics expenses, increased 5%, from $2,791 million in 2020 to $2,917 million in 2021. As a percentage of revenues, operating expenses decreased from 22% in 2020 to 20% in 2021. The decrease as a percentage of revenues resulted primarily from lower administrative, sales, and corporate expenses. Our operating expenses include expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sale, which are included as part of the operating expenses, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sale and the customers’ facilities, which are included as part of the line item “Distribution and logistics expenses.” For the years ended December 31, 2020 and 2021, selling expenses included as part of the line item “Operating expenses” amounted to $329 million and $322 million, respectively. As discussed above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution and logistics expenses, which in the aggregate represented costs of $1,413 million in 2020 and $1,637 million in 2021. As a percentage of revenues, distribution and logistics expenses remained flat at 11% in 2020 and in 2021.

Operating Earnings Before Other Expenses, Net

For the reasons described above, our operating earnings before other expenses, net increased 33% from $1,292 million in 2020 to $1,719 million in 2021. As a percentage of revenues, operating earnings before other expenses, net increased 2%, from 10% in 2020 to 12% in 2021. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a reporting segment basis.

Mexico

Our operating earnings before other expenses, net, from our operations in Mexico increased 22% in 2021 compared to 2020, in Mexican Peso terms. Our operating earnings before other expenses, net from our operations in Mexico represented 58% of our total operating earnings before other expenses, net for the year ended December 31, 2021, in Dollar terms. The increase resulted primarily from the increase in our formal construction activity.

United States

Our operating earnings before other expenses, net, from our operations in the United States increased 2% in 2021 compared to 2020, in Dollar terms. Our operating earnings before other expenses, net from our operations in the United States represented 18% of our total operating earnings before other expenses, net for the year ended December 31, 2021, in Dollar terms. The increase resulted primarily from the increase in our revenues in the United States segment, partially compensated by increases in our cost of sales due to higher costs of purchased clinker and fuels.

EMEAA

United Kingdom. Our operating earnings before other expenses, net, from our operations in the United Kingdom increased 230% in Pound terms, in 2021 compared to 2020. Our operating earnings before other expenses, net from our operations in the United Kingdom represented 4% of our total operating earnings before other expenses, net for the year ended December 31, 2021, in Dollar terms. The increase resulted primarily from the increase in our revenues in the United Kingdom.

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

Germany. Our operating earnings before other expenses, net, from our operations in Germany increased 4%, in Euro terms, in 2021 compared to 2020. Our operating earnings before other expenses, net from our operations in Germany represented 2% of our total operating earnings before other expenses, net for the year ended December 31, 2021, in Dollar terms. The increase resulted primarily from our cost of sales containment effort.

Poland. Our operating earnings before other expenses, net, from our operations in Poland decreased 5% in 2021 compared to 2020, in Euro terms. Our operating earnings before other expenses, net from our operations in

Poland represented 3% of our total operating earnings before other expenses, net for the year ended December 31, 2021, in Dollar terms. The decrease resulting primarily from higher operational costs.

Spain. Our operating loss before other expenses, net, from our operations in Spain increased 157% in 2021 compared to 2020, in Euro terms. Our operating loss before other expenses, net from our operations in Spain represented a loss of $39 million, which was a negative impact of 2% of our total operating earnings before other expenses, net for the year ended December 31, 2021, in Dollar terms. The increase in loss resulted primarily from higher cost of sales, mainly higher electric power and fuel costs.

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

Panama. Our operating earnings before other expenses, net, from our operations in Panama increased significantly in 2021 compared to 2020, from an operating loss before other expenses, net of $4 million to an operating earnings before other expenses, net of $15 million. Our operating earnings before other expenses, net from our operations in Panama represented 1% of our total operating earnings before other expenses, net for the year ended December 31, 2021, in Dollar terms. The increase resulted primarily from the increase in our revenues.

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

Rest of SCA&C. Our operating earnings before other expenses, net, from our operations in the Rest of SCA&C segment increased 14% in 2021 compared to 2020, in Dollar terms. Our operating earnings before other expenses, net from our operations in the Rest of SCA&C segment represented 6% of our total operating earnings before other expenses, net for the year ended December 31, 2021, in Dollar terms. The increase resulted primarily from a benefit in Guatemala and Nicaragua derived mainly from higher sales, partially offset by an increase in cost of sales.

Others. Our operating loss before other expenses, net, from our operations in our Others segment decreased 22% in 2021 compared to 2020, in Dollar terms. The decrease in the operating loss before other expenses resulted primarily from an increase in our revenues.

Other Expenses, Net. Our other expenses, net, decreased significantly, in Dollar terms, from an expense of $1,763 million in 2020 to an expense of $82 million in 2021. The decrease in our other expenses, net, in 2021 resulted primarily from an income in 2021 for the sale of 12.3 million emission allowances for a total of $600 million and a reduction of non-cash impairment losses from $1,520 million in 2020, to $513 million in 2021. In 2021, impairment losses includes aggregate impairment losses of goodwill of $440 million related to the operating segments in Spain, the United Arab Emirates and the information technology business, impairment losses of internally developed software capitalized in prior years and other intangible assets of $53 million, as well as impairment losses of fixed assets of $43 million, while the aggregate non-cash impairment losses of 2020 included $1,020 million related to goodwill and $194 million in impairment loss of other intangible assets in our operating segment in the United States. In addition, during 2020, we recognized non-cash impairment losses of idle fixed assets for an aggregate amount of $306 million, mainly related to assets in the United States, Spain and the United Kingdom. Moreover, we had a decrease in our restructuring costs in the year ended December 31, 2021 compared to the same period in 2020. See notes 15.1, 16.1 and 16.2 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

The most significant items included under this caption for the years ended December 31, 2020 and 2021, are as follows:

	For the Years Ended December 31,
	2020	2021
	(in millions of Dollars)
Impairment losses	$(1,520)	$(513)
Results from the sale of assets and others, net	(114)	(126)
Incremental costs and expenses related to the COVID-19 pandemic	(48)	(26)
Restructuring costs	(81)	(17)
Sale of CO2 Allowances	—	600

	$(1,763)	$(82)

Financial expense. Our financial expense decreased 15%, from $773 million in 2020 to $658 million in 2021, primarily attributable to a decrease in our financial debt during 2021 compared to 2020 and lower interest rates on our financial debt. See note 17.1 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

Financial income and other items, net. Our financial income and other items, net, in Dollar terms, decreased 31%, from an expense of $115 million in 2020 to an expense of $79 million in 2021. The decrease was mainly due to a decrease in effects of amortized cost of assets and liabilities generated from a decrease in the discount rates utilized by us to determine its environmental remediation liabilities in the United Kingdom in 2020, which was partially offset by an increase in the loss due to the foreign exchange results, mainly due to the fluctuation of the Mexican Peso against the Dollar. See notes 8.2 and 17.4 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

The most significant items included under this caption for the years ended December 31, 2020 and 2021 are as follows:

	For the Year Ended December 31,
	2020	2021
	(in millions of Dollars)
Financial income and other items, net:
Effects of amortized cost on assets and liabilities and others, net	$(89)	$(28)
Net interest cost of pension liabilities	(27)	(25)
Results from financial instruments, net	(17)	(6)
Foreign exchange results	(3)	(35)
Financial income	20	22
Other	1	(7)

	$(115)	$(79)

Income Taxes. Our income tax effect in the statements of operations, which is comprised of current income taxes plus deferred income taxes, increased from an expense of $36 million in 2020 to $137 million in 2021. Our current income tax expense increased from $158 million in 2020 to $172 million in 2021, mainly as a result of increases in taxes in Spain and Mexico, partially offset by tax refunds received in Poland. Our deferred income tax income decreased from a deferred income tax income of $122 million in 2020 to a deferred income tax income of $35 million in 2021, mainly associated with the recognition of deferred tax assets in 2020 related to the impairments of fixed assets in the United States, the United Kingdom and Spain, among other countries, that generated an additional deferred income tax income in 2020 compared to 2021. See notes 20.1, 20.2, 20.3 and 20.4 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

For each of the years ended December 31, 2020 and 2021, our statutory income tax rate in Mexico was 30%. Considering an increase in our earnings before income tax from a loss of $1,310 million in 2020 to earnings before income tax of $954 million in 2021, as well as differences between accounting and tax expenses, our average effective income tax rate increased from a negative effective income tax rate of 2.7% in 2020 to an effective income tax rate of 14.4% in 2021. Our average effective tax rate equals the net amount of income tax expense divided by earnings before income taxes, as these line items are reported in our consolidated statements of operations. See “Item 3—Key Information—Risk Factors—Risks Relating to Regulatory and Legal Matters—Certain tax matters may have a material adverse effect on our cash flow, financial condition and net income, as well as on our reputation.” and note 20.3 to our 2022 audited consolidated financial statements included elsewhere in this annual report.

Net Income from continuing operations. For the reasons described above, our net income from continuing operations for 2021 increased from a net loss from continuing operations of $1,346 million in 2020 to a net income from continuing operations of $817 million in 2021. As a percentage of revenues, net loss from continuing operations represented 11% for the year ended as of December 31, 2020, and a net income from continuing operations represented 6% for the year ended as of December 31, 2021.

Discontinued operations. For the years ended December 31, 2020 and 2021, our discontinued operations included in our consolidated statements of operations amounted to a net loss from discontinued operations of $100 million and a net loss from discontinued operations of $39 million, respectively. As a percentage of revenues, loss of discontinued operations, net of tax, represented 0.8% for the year ended as of December 31, 2020, and the loss of discontinued operations, net of tax, represented 0.3% for the year ended as of December 31, 2021. See note 4.2 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

Consolidated Net Income. For the reasons described above, our consolidated net income (before deducting the portion allocable to non-controlling interest) for 2021 increased significantly from a consolidated net loss of $1,446 million in 2020 to a consolidated net income of $778 million in 2021. As a percentage of revenues, consolidated net loss represented 11% for the year ended as of December 31, 2020 and consolidated net income represented 5% for the year ended as of December 31, 2021.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries.

Non-controlling interest net income increased 19%, from an income of $21 million in 2020 to an income of $25 million in 2021, primarily attributable to an increase in the net income of the consolidated entities in which others have a non-controlling interest. See note 21.4 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

Controlling Interest Net Income. Controlling interest net income represents the difference between our consolidated net income and non-controlling interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-associated third parties hold interests. For the reasons described above, our controlling interest net income increased from a controlling interest net loss of $1,467 million in 2020 to a controlling interest net income of $753 million in 2021. As a percentage of revenues, controlling interest net loss, represented 12% for the year ended as of December 31, 2020 and controlling interest net income, represented 5% for the year ended as of December 31, 2021.

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through the operation of our subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, among other risks, any one of which may materially decrease our net income and cash from operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, loans, proceeds of debt and equity offerings and proceeds from asset sales, including our account receivables securitizations. Our consolidated cash flows provided by operating activities from continuing operations were $2,348 million in 2020, $2,500 million in 2021 and $2,150 million in 2022. See our statements of cash flows included elsewhere in this annual report. Cemex management is of the opinion that working capital is sufficient for our current requirements.

Sources and Uses of Cash

Our review of sources and uses of cash below refers to nominal amounts included in our consolidated statements of cash flows for years ended December 31, 2020, 2021 and 2022.

Our primary sources and uses of cash during the years ended December 31, 2020, 2021 and 2022 were as follows:

	Year Ended December 31,
	2020	2021	2022
	(in millions of Dollars)
Operating Activities
Consolidated net income (loss)	(1,446)	778	885
Discontinued operations	(100)	(39)	324

Net income (loss) from continuing operations	(1,346)	817	561
Adjustments to the cash flow other than changes in working capital	3,495	1,826	1,979
Changes in working capital, excluding income taxes	199	(143)	(390)

Cash flows provided by operating activities from continuing operations	2,348	2,500	2,150
Interest expense and income taxes paid	(803)	(694)	(681)

Net cash flows provided by operating activities from continuing operations	1,545	1,806	1,469
Net cash flows provided by operating activities from discontinued operations	49	37	6

Net cash flows provided by operating activities	1,594	1,843	1,475
Investing Activities
Purchase of property, machinery and equipment, net	(538)	(776)	(909)
Proceeds from disposal of subsidiaries and assets held for sale, net	628	122	341
Proceed from the sale of emission allowances	—	600	—
Acquisition of intangible assets, net	(53)	(192)	(151)
Non-current assets and others, net	50	(10)	(12)

Net cash flows provided by (used in) investing activities from continuing operations	87	(256)	(731)
Net cash flows provided by (used in) investing activities from discontinued operations	—	(17)	(1)

Net cash flows provided by (used in) investing activities	87	(273)	(732)

	Year Ended December 31,
	2020	2021	2022
	(in millions of Dollars)
Financing Activities
Proceeds from new debt instruments	4,210	3,960	2,006
Debt repayments	(4,572)	(5,897)	(2,420)
Issuance of 5.125% Subordinated Notes	—	994	—
Other financial obligations, net	(820)	(288)	(197)
Share repurchase program	(83)	—	(111)
Share in trust for future deliveries under share-based compensation	—	—	(36)
Changes in non-controlling interests and repayment of perpetual debentures	(105)	(447)	(14)
Derivative financial instruments	12	(41)	34
Coupons on perpetual debentures and subordinated notes	(24)	(24)	(51)

Non-current liabilities, net	(138)	(109)	(172)

Net cash flows used in financing activities	(1,520)	(1,852)	(961)
Increase (decrease) in cash and cash equivalents from continuing operations	112	(302)	(223)
Increase in cash and cash equivalents from discontinued operations	49	20	5
Foreign currency translation effect on cash	1	(55)	100

Cash and cash equivalents at beginning of period	788	950	613

Cash and cash equivalents at end of period	950	613	495

Year ended December 31, 2022

During 2022, excluding the positive foreign currency effect of our balances of cash and cash equivalents generated during the period of $100 million, there was a decrease in cash and cash equivalents from continuing operations of $223 million. This decrease was the result of our net cash flows used in financing activities of $961 million and our net cash flows used in investing activities from continuing operations of $732 million, partially offset by our net cash flows provided by operating activities from continuing operations, which, after interest expense and income taxes paid in cash of $681 million, amounted to $1,469 million.

For the year ended December 31, 2022, our net cash flows provided by operating activities included cash flows applied in working capital, excluding income taxes, of $390 million, which was primarily comprised of trade receivables, inventories and other accounts receivables and other assets, for an aggregate amount of $695 million, partially offset by proceeds from trade payables and other accounts payables and accrued expenses for an aggregate amount of $305 million.

During 2022, the decrease in cash and cash equivalents was the result of (i) our net cash flows used in financing activities of $961 million, which include debt repayments, other financial obligations, net, changes in non-controlling interest, coupons on subordinated notes, share repurchase program, shares in trust for future deliveries under share-based compensation and non-current liabilities, net, for an aggregate amount of $3,001 million, partially offset by proceeds from new debt instruments and derivative financial instruments for an aggregate amount of $2,040 million; and (ii) our net cash flows used in investing activities from continuing activities of $731 million, which was primarily comprised of purchase of property, machinery and equipment, net, acquisition of intangible assets, and non-current assets and others, net, for an aggregate amount of $1,072 million partially offset by proceeds from disposal of subsidiaries and assets held for sale, net, for an amount of $341 million, partially offset by our net cash flows provided by operating activities from continuing operations after interest and income taxes paid in cash of $681 million, amounted to $1,469 million.

Year ended December 31, 2021

During 2021, excluding the negative foreign currency effect of our balances of cash and cash equivalents generated during the period of $55 million, there was a decrease in cash and cash equivalents from continuing operations of $302 million. This decrease was the result of our net cash flows used in financing activities of $1,852 million and our net cash flows used in investing activities from continuing operations of $256 million, partially offset by our net cash flows provided by operating activities from continuing operations, which, after interest expense and income taxes paid in cash of $694 million, amounted to $1,806 million.

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

During 2021, the decrease in cash and cash equivalents was the result of (i) our net cash flows used in financing activities of $1,852 million, which include debt repayments, other financial obligations, net, changes in non-controlling interest and repayment of perpetual debentures, derivative financial instruments, coupons on Perpetual Debentures and subordinated notes, and non-current liabilities, net, for an aggregate amount of $6,806 million, partially offset by proceeds from new debt instruments and issuance of 5.125% Subordinated Notes for an aggregate amount of $4,954 million; and (ii) our net cash flows used in investing activities from continuing activities of $256 million, which was primarily comprised of purchase of property, machinery and equipment, net, acquisition of intangible assets, and non-current assets and others, net, for an aggregate amount of $978 million partially offset by proceeds from disposal of subsidiaries and assets held for sale, net, and sale of emission allowance for an aggregate amount of $722 million, partially offset by our net cash flows provided by operating activities from continuing operations after interest and income taxes paid in cash of $694 million, amounted to $1,806 million.

Year ended December 31, 2020

During 2020, excluding the positive foreign currency effect of our balances of cash and cash equivalents generated during the period of $1 million, there was an increase in cash and cash equivalents from continuing operations of $112 million. This increase was the result of our net cash flows provided by operating activities from continuing operations, which, after interest and income taxes paid in cash of $803 million, amounted to $1,545 million and by our net cash flows provided by investing activities of $87 million, partially offset by our net cash flows used in financing activities of $1,520 million.

For the year ended December 31, 2020, our net cash flows provided by operating activities included cash flows generated from changes in working capital, excluding income taxes, of $199 million, which was primarily comprised of trade receivables, inventories, trade payables and other accounts payable and accrued expenses, for an aggregate amount of $221 million, partially offset by other accounts receivable and other assets for an amount of $22 million.

During 2020, our net cash flows provided by (i) our operating activities from continuing operations after interest and income taxes paid in cash of $803 million, amounted to $1,545 million and (ii) our net cash flows provided by investing activities from continuing operations of $87 million, which was primarily comprised of proceeds from disposal of subsidiaries and assets held for sale, net and by non-current assets and others, net for an aggregate amount of $678 million, partially offset by purchase of property, machinery and equipment, net, and acquisition of intangible assets for an aggregate amount of $591 million, were disbursed in connection with our net cash flows used in financing activities of $1,520 million, which include debt repayments, other financial obligations, net, share repurchase program, changes in non-controlling interest, coupons on Perpetual Debentures and non-current liabilities, net, for an aggregate amount of $5,742 million, partially offset by proceeds from new debt instruments and derivative instruments for an aggregate amount of $4,222 million.

As of December 31, 2022, we had the following lines of credit, of which the only committed portion refers to the revolving credit facility under the 2021 Credit Agreement, at annual interest rates ranging between 3.38% and 5.65%, depending on the negotiated currency:

	Lines of Credit	Available
	(in millions of Dollars)
Other lines of credit in foreign subsidiaries	364	204
Other lines of credit from banks	556	356
Revolving credit facility 2021 Credit Agreement	1,750	1,450

	2,670	2,010

As of December 31, 2022, we had full availability in our committed revolving credit tranche under the 2021 Credit Agreement. In connection with other lines of credit from banks, such uncommitted amounts are subject to the lenders’ availability. We expect that this, in addition to our proven capacity to continually refinance and replace short-term obligations, will enable us to meet any liquidity risk in the short term.

We have in the past (see “Presentation of Financial Information,” Item 3—Key Information—Our General Evolution—Operation Resilience,” Item 5—Operating and Financial Review and Prospects—Results of Operations—Selected Consolidated Financial Information,” “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Relevant Transactions Related to Our Indebtedness in 2022,” and Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Indebtedness”) and may from time to time in the future, subject to restrictions under our debt agreements and instruments, and depending upon market conditions and other factors our senior management deems relevant, refinance or repurchase our debt in privately negotiated or open market transactions, by tender offer or otherwise, at prices and on terms we deem appropriate (which may be at, above or below par), using cash generated from our operating activities or from the proceeds of asset sales or debt or capital transactions.

Capital Expenditures

Our capital expenditures incurred for the years ended December 31, 2021 and 2022, and our expected capital expenditures during the year ended December 31, 2023, which include an allocation to 2023 of a portion of our total future committed amount, are as follows:

	Actual for the Year Ended December 31, Actual		Estimated for the Year Ended December 31, 2023
	2021(1)	2022
	(in millions of Dollars)
Mexico	190	265	186
United States	373	551	492
EMEAA
United Kingdom	94	74	64
France	44	57	40
Germany	29	33	38
Poland	29	33	41
Spain	34	27	27
Philippines	89	72	127
Israel	45	37	29
Rest of EMEAA	66	55	46
SCA&C
Colombia	27	45	77
Panama	9	19	8
Caribbean TCL	22	16	20
Dominican Republic	15	18	15
Rest of SCA&C	15	20	30
Others	13	40	10

Total consolidated	1,094	1,362	1,250

Of which:
Expansion capital expenditures	380	474	400

Base capital expenditures	714	888	850

(1)

For the year ended as of December 31, 2021, the capital expenditures do not include our operations in Costa Rica and El Salvador, which are considered assets held for sale. See note 4.2 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

For the years ended December 31, 2021 and 2022, we recognized $1,094 million and $1,362 million in capital expenditures from our continuing operations, respectively. As of December 31, 2022, in connection with our significant projects, we had capital expenditure commitments of $1,250 million, an amount that is expected to be incurred during 2023, based on the evolution of the related projects.

Our Indebtedness

As of December 31, 2022, we had $8,825 million (principal amount $8,870 million, excluding deferred issuance costs) of total debt plus other financial obligations in our statement of financial position, which does not include $1,000 million of 5.125% Subordinated Notes. Of our total debt plus other financial obligations, 11% was current (including current maturities of non-current debt) and 89% was non-current. As of December 31, 2022, 77% of our total debt plus other financial obligations was Dollar-denominated, 13% was Euro-denominated, 2% was Pound Sterling-denominated, 5% was Mexican Peso-denominated, 2% was Philippine Peso-denominated and 1% was denominated in other currencies. See notes 17.1 and 17.2 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

On July 19, 2017, Cemex, S.A.B. de C.V. and certain of its subsidiaries entered into the 2017 Facilities Agreement for an amount in different currencies equivalent to $4.1 billion (in aggregate), the proceeds of which were used to refinance in full the indebtedness incurred under a credit agreement entered into with nine banks in 2014 and other debt repayment obligations, allowing us to increase the then average life of our syndicated bank debt to approximately 4.3 years with a final maturity in July 2022. The indebtedness incurred under the 2017 Facilities Agreement ranked equally in right of payment with certain of our other indebtedness, pursuant to the terms of an intercreditor agreement, dated September 17, 2012, among Cemex, S.A.B. de C.V. and certain of its subsidiaries named therein, Citibank Europe PLC, UK Branch (formerly Citibank International plc), as facility agent, the financial institutions, noteholders and other entities named therein and Wilmington Trust (London) Limited, as security agent (as amended and restated from time to time, the “Intercreditor Agreement”). At the time, Cemex, S.A.B. de C.V. and certain of its subsidiaries pledged collateral and all proceeds thereof to secure our payment obligations under the 2017 Facilities Agreement, our then-senior secured notes and under several other of our financing arrangements (the “Collateral”). The subsidiaries whose shares made up the Collateral collectively own, directly or indirectly, substantially all our operations worldwide. As of December 31, 2022, the Collateral has been released and the Intercreditor Agreement is no longer in effect, as described below.

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

Following the October 2020 Facilities Agreement Amendments, certain tranches under the 2017 Facilities Agreement amounting to $3.2 billion incorporated five sustainability-linked metrics, including reduction of net CO2 emissions and use of power from green energy, among other indicators. Annual performance with respect to these five metrics could result in a total adjustment of the interest rate margin under these tranches of up to plus or minus five basis points.

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

On October 5, 2021, we further amended by an amendment agreement the 2017 Facilities Agreement. As a result of these amendments (the “October 2021 Facilities Agreement Amendments” and, together with the October 2020 Facilities Agreement Amendments, the April 2019 Facilities Agreement Amendments, the November 2019 Facilities Agreement Amendments and the May 2020 Facilities Agreement Amendments, the “Facilities Agreement Amendments”), the 2017 Facilities Agreement was modified so that when at any time Cemex reported a Consolidated Leverage Ratio (as calculated pursuant to the Facilities Agreement Amendments) of 3.75x or less for two consecutive quarterly periods, the automatic release of the liens on the Collateral would be triggered. The terms of the indentures governing Cemex’s then-senior secured notes, which were also secured by liens on the Collateral, also contain an automatic release of such liens when the Collateral is released under the 2017 Facilities Agreement.

As Cemex reported a Consolidated Leverage Ratio of 3.75x or less for the quarterly periods ending on March 31, 2021 and June 30, 2021, Cemex complied with all requirements for the automatic release of the liens on the Collateral securing its indebtedness under the 2017 Facilities Agreement and, in turn, its then-senior secured notes that benefited from the same Collateral. The Collateral was released on October 6, 2021 and, at the time, consisted of the shares of COM, Cemex España and CIH. The then-senior secured notes that previously benefitted from the Collateral were the 2.750% Euro-denominated Notes due 2024, the March 2026 Euro Notes, the November 2029 Dollar Notes, the June 2027 Dollar Notes, the September 2030 Dollar Notes and the July 2031 Dollar Notes.

Additionally, the aforementioned Collateral release caused the automatic termination of the Intercreditor Agreement governing the rights of certain of Cemex and its subsidiaries’ creditors in accordance with its terms.

2021 Credit Agreement

On October 29, 2021, Cemex, S.A.B. de C.V. entered into the 2021 Credit Agreement for up to $3.25 billion to refinance indebtedness (including the 2017 Facilities Agreement) and general corporate purposes. On November 8, 2021, we fully repaid all outstanding indebtedness under the 2017 Facilities Agreement, which amounted to $1.9 billion in different currencies. Following this repayment, the 2017 Facilities Agreement is no longer in effect. The funds used to repay the 2017 Facilities Agreement were sourced from the 2021 Credit

Agreement, which was closed with 21 financial institutions participating as lenders. The main terms and conditions of the 2021 Credit Agreement are summarized as follows:

•	Final maturity in November 2026;

•	$1.5 billion in Term Loans (as defined in the 2021 Credit Agreement), amortizing in five equal semi-annual payments starting in November 2024;

•	$1.75 billion of commitments under a Revolving Facility (as defined in the 2021 Credit Agreement) maturing in November 2026;

•

All loans under the 2021 Credit Agreement bear interest at the same rate, including an applicable margin over the benchmark interest rate of between 100 and 175 basis points, depending on Cemex’s Consolidated Leverage Ratio (as defined in the 2021 Credit Agreement), with such margin being subject to positive or negative adjustments in an aggregate amount not to exceed five basis points, based on certain sustainability-linked performance metrics from the prior annual period;

•	Financial covenants consistent with an investment grade capital structure, with a maximum leverage ratio of 3.75x throughout the life of the loan, and a minimum interest coverage ratio of 2.75x; and

•	Guaranteed by Cemex Corp., Cemex Concretos, S.A. de C.V., COM and CIH, all of which are subsidiaries of Cemex (collectively, the “Refinancing Guarantors”).

The 2021 Credit Agreement is denominated exclusively in Dollars and includes an interest rate margin grid that is about 25 basis points lower on average than that of the then existing 2017 Facilities Agreement. Furthermore, the 2021 Credit Agreement is the first debt to be issued under the Framework, which is aligned to the company’s Future in Action program and its ultimate vision of a carbon- neutral economy. The annual performance in respect of the three metrics referenced in the 2021 Credit Agreement, which are aligned with those provided for in the Framework, may result in an adjustment of the interest rate margin of up to plus or minus five basis points, in line with other sustainability-linked loans from investment grade rated borrowers.

As of December 31, 2022, we reported an aggregate amount of outstanding debt of $1,800 million under the 2021 Credit Agreement. As of December 31, 2022, we had $1,450 million of availability under the committed revolving credit tranche under the 2021 Credit Agreement.

Mexican Peso Banorte Agreement

On December 20, 2021, Cemex, S.A.B. de C.V. entered into the Mexican Peso Banorte Agreement under terms and conditions substantially similar to those of the 2021 Credit Agreement. As of December 31, 2022, we had drawn the entirety of the only term loan thereunder for the then Mexican Peso equivalent of $255 million. Furthermore, the borrowing under the Mexican Peso Banorte Agreement is also issued under the Framework.

2022 EUR Credit Agreement

On October 7, 2022, Cemex, S.A.B. de C.V. entered into the 2022 EUR Credit Agreement for €500 million under terms and conditions substantially similar to those of the 2021 Credit Agreement, for general corporate purposes (including to refinance indebtedness). The 2022 EUR Credit Agreement consists of a 3-year non-amortizing term loan facility. The 2022 EUR Credit Agreement has financial covenants consistent with an investment grade capital structure, with a maximum leverage ratio of 3.75x throughout the life of the facility, and a minimum interest coverage ratio of 2.75x. The 2022 EUR Credit Agreement is denominated exclusively in Euros, and the loans bear interest at a rate per annum equal to the EURIBOR rate plus a margin ranging from 115 basis points to 190 basis points, depending on our leverage ratio (subject to the sustainability-linked adjustments described below). Furthermore, the borrowing under the 2022 EUR Credit Agreement is also issued under the Framework. The annual performance in respect of the three metrics referenced in the 2022 EUR Credit Agreement, which are aligned with those provided for in the Framework, may result in an adjustment of the interest rate margin of up to plus or minus five basis points, in line with other sustainability-linked loans from investment grade rated borrowers. As of December 31, 2022, we had drawn the entirety of the only term loan under the 2022 EUR Credit Agreement for the then Euro equivalent of $498 million.

As of December 31, 2022, we reported an aggregate amount of outstanding debt of $535 million under the 2022 EUR Credit Agreement.

If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our financial condition. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Indebtedness and Certain Other Obligations—We have a substantial amount of debt and other financial obligations. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our payment obligations upon their maturity. Our ability to comply with our principal maturities and financial covenants may depend on us implementing certain strategic initiatives, including, but not limited to, making asset sales, and there is no assurance that we will be able to implement any such initiatives or execute such sales, if needed, on terms favorable to us or at all.” Some of our subsidiaries have issued or provided guarantees of certain of our indebtedness, as indicated in the table below.

	The Notes	2021 Credit Agreement	2022 EUR Credit Agreement	5.125% Subordinated Notes	Mexican Peso Banorte Agreement
	$3,988 million (principal amount $4,006 million)	$1,780 million (principal amount $1,800 million)	$532 million (principal amount $535 million)	$1,000 million (principal amount $1,000 million)	$267 million (principal amount $268 million)
Amount Outstanding as of December 31, 2022(1)
Cemex, S.A.B. de C.V.	✓	✓	✓	✓	✓
Cemex Operaciones México, S.A. de C.V.	✓	✓	✓		✓
Cemex Concretos, S.A. de C.V.	✓	✓	✓		✓
Cemex Corp.	✓	✓	✓		✓
Cemex Innovation Holding Ltd	✓	✓	✓		✓

(1)	Includes Notes that have been repurchased and are held by Cemex.

In addition, as of December 31, 2022, (i) Cemex Materials LLC was a borrower of $152 million (principal amount $152 million) under an indenture which is guaranteed by Cemex Corp. and (ii) several of our other operating subsidiaries were borrowers under debt facilities or debt arrangements aggregating $254 million.

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

If (i) monetary policies to reduce inflation fail or induce a recession, (ii) policies in the largest economies diverge, resulting in Dollar appreciation with negative cross-border effects, (iii) energy and food price shocks cause inflation to persist for longer and weigh on investment and productivity growth, raising additional roadblocks in the recovery path, (iv) a global tightening of financial conditions triggers widespread emerging market debt distress, (v) a resurgence of the COVID-19 pandemic, or any related COVID-19 strain, or new pandemic or epidemic, hinders growth, further impacting financial institutions extending maturities to companies that have our credit rating or that are highly leveraged like us, which become more restrictive and our operating results worsen significantly, (vi) we are unable to complete debt or equity offerings, (vii) we are unable to consummate asset sales, (viii) the rapid growth of cryptocurrencies without clear regulation leads to financial instability with negative effects for the global economy, or (ix) the proceeds of any divestitures and/or our cash flow or capital resources prove inadequate, among other events, we could face liquidity problems and may not be able to comply with our upcoming principal payments under our indebtedness or refinance our indebtedness. If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business and financial condition.

Historically, we and our subsidiaries have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios. Our ability to comply with these ratios may be affected by current global economic conditions and volatility in foreign exchange rates and the financial and capital markets, including the effects of the COVID-19 pandemic and geopolitical risks, such as the conflict between Russia and Ukraine, on the financial sector and the ability of our lenders to grant waivers or amendments to companies that have our credit rating or that are highly leveraged like us. We may need to seek waivers or amendments in the future. However, we cannot assure you that any future waivers or amendments, if requested, will be obtained. If we or our subsidiaries are unable to comply with the provisions of our debt instruments and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our financial condition.

Relevant Transactions Related to Our Indebtedness in 2022

The following is a description of our most important transactions related to our indebtedness in 2022:

•

On April 13, 2022, we consummated a cash tender offer and purchased $163,762,000 aggregate principal amount of the outstanding September 2030 Dollar Notes, $108,648,000 aggregate principal amount of the outstanding November 2029 Dollar Notes and $156,178,000 aggregate principal amount of the outstanding July 2031 Dollar Notes validly tendered by holders of the tendered notes and made a total payment of $419,293,717.35 (which included an early tender premium and accrued and unpaid interest) for such tendered notes, pursuant to the terms of an offer to purchase governing the tender offer.

•

On April 27, 2022, we consummated a cash tender offer and purchased $4,160,000 aggregate principal amount of the outstanding September 2030 Dollar Notes, $3,000,000 aggregate principal amount of the outstanding November 2029 Dollar Notes and $3,075,000 aggregate principal amount of the outstanding July 2031 Dollar Notes validly tendered by holders of the tendered notes after the early tender date and at or prior to the expiration date and made a total payment of $9,789,319.41 (which included accrued and unpaid interest) for such tendered notes, pursuant to the terms of the offer to purchase governing the tender offer.

•

From May 2022 to August 2022, we repurchased $191,801,000 aggregate principal amount of the July 2031 Dollar Notes, $32,750,000 aggregate principal amount of the September 2030 Dollar Notes and $40,344,000 aggregate principal amount of the November 2029 Dollar Notes.

•

On September 30, 2022, we consummated a cash tender offer and purchased $291,177,000 aggregate principal amount of the outstanding July 2031 Dollar Notes, $81,944,000 aggregate principal amount of the outstanding September 2030 Dollar Notes and $94,955,000 of the outstanding November 2029 Dollar Notes validly tendered by holders of the tendered notes and made a total payment of $404,512,954.08 (which included an early tender premium and accrued and unpaid interest) for such tendered notes, pursuant to an offer to purchase governing the tender offer.

•	On October 7, 2022, we entered into the 2022 EUR Credit Agreement.

During 2022, we borrowed the full amount of the 2022 EUR Credit Agreement. We used a substantial portion of the proceeds from these transactions to repay and refinance indebtedness, to improve our liquidity position and for general corporate purposes. For a description of the 2022 EUR Credit Agreement, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness.”

Our Other Financial Obligations

Other financial obligations in the consolidated statement of financial position as of December 31, 2021 and 2022 are detailed as follows:

	2021			2022
	Short- term	Long- term	Total	Short- term	Long- term	Total
	(in millions of Dollars)
Leases	$265	$911	$1,176	$258	$918	$1,176
Liabilities secured with accounts receivable	602	$—	602	678	—	678

	$867	$911	$1,778	$936	$918	$1,854

Leases

We have several operating and administrative assets under lease contracts. We apply the recognition exemption for short-term leases and leases of low-value assets. See notes 15.2 and 17.2 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

Changes in the balance of lease financial liabilities during 2020, 2021 and 2022 were as follows:

(in millions of Dollars)	2020	2021	2022
Lease financial liability at beginning of year	$1,306	$1,260	$1,176
Additions from new leases	213	227	296
Reductions from payments	(276)	(313)	(276)
Cancellations and liability remeasurements	(9)	27	7
Foreign currency translation and accretion effects	26	(25)	(27)

Lease financial liability at end of year	$1,260	$1,176	$1,176

As of December 31, 2022, the maturities of non-current lease financial liabilities are as follows:

(in millions of Dollars)	Total
2024	$194
2025	151
2026	109
2027	81
2028 and thereafter	383

$918

Total cash outflows for leases including the interest expense portion as disclosed in note 8.1 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report in 2020, 2021 and 2022 were $350 million, $381 million and $342 million, respectively.

Our Receivables Financing Arrangements

Our subsidiaries in Mexico, the United States, France and the United Kingdom are parties to sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. As of

December 31, 2021 and 2022, trade accounts receivable included receivables of $727 million and $828 million, respectively. Under these programs, our subsidiaries effectively surrender control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. Nonetheless, in such programs, our subsidiaries retain certain residual interest in the programs and/or maintain continuing involvement with the accounts receivable. Therefore, the trade accounts receivable sold were not removed from the statement of financial position, and the funded amounts were recognized within the line item “Other financial obligations” and the difference in each year against the trade receivables sold was maintained as reserves. Trade accounts receivable qualifying for sale exclude amounts over a certain number of days past due or concentrations over certain limits to any customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to $125 million and $150 million as of December 31, 2021 and 2022, respectively. Therefore, the funded amount to us was $602 million and $678 million as of December 31, 2021 and 2022, respectively. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $13 million in 2020, $11 million in 2021 and $24 million in 2022. Our securitization programs are usually negotiated for periods of one to two years and are usually renewed at their maturity. See notes 10 and 17.2 to our 2022 audited consolidated financial statements included elsewhere in this annual report. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Indebtedness.”

Perpetual Debentures

We defined the Perpetual Debentures, collectively, as the (i) Dollar-denominated 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C5 Capital (SPV) Limited, (ii) Dollar-denominated 6.640% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C8 Capital (SPV) Limited, (iii) Dollar- denominated 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10 Capital (SPV) Limited and (iv) Euro-denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10-EUR Capital (SPV) Limited. Unless the context otherwise requires, when we refer to the Perpetual Debentures, we also include our dual-currency notes that underlie the Perpetual Debentures.

As of December 31, 2020, non-controlling interest stockholders’ equity included $449 million, representing the notional amount of Perpetual Debentures, which excluded any Perpetual Debentures held by our subsidiaries. The Perpetual Debentures had no fixed maturity date and there were no contractual obligations for us to exchange any series of its outstanding Perpetual Debentures for financial assets or financial liabilities. As a result, these debentures, issued by special purpose vehicles (“SPVs”), qualified as equity instruments under applicable IFRS and were classified within non-controlling interest as they were issued by consolidated entities. Subject to certain conditions, we had the unilateral right to defer indefinitely the payment of interest due on the debentures. The different SPVs were established solely for purposes of issuing the Perpetual Debentures and were included in Cemex’s consolidated financial statements.

In June 2021, considering the issuance of the 5.125% Subordinated Notes we redeemed all series of our outstanding Perpetual Debentures and, in each case, an equal aggregate amount of underlying dual-currency notes. See note 21.4 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the Perpetual Debentures, were included within “Other equity reserves” and represented expenses of $24 million and $11 million in 2020 and 2021, respectively.

Subordinated Notes

On June 8, 2021, we issued $1.0 billion aggregate principal amount of the 5.125% Subordinated Notes with no fixed maturity and subordinated to all senior obligations, and senior only to equity, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. After issuance costs, we received $994 million. Considering that the 5.125% Subordinated Notes have no fixed maturity date, there is no contractual obligation for us to deliver cash or any other financial assets, the payment of principal and interest may be deferred indefinitely at the sole discretion of us and specific redemption events, are fully under our control, under applicable IFRS, the 5.125% Subordinated Notes qualify as equity instruments and are classified within controlling interest stockholders’ equity. We have a repurchase option on the fifth anniversary of the 5.125% Subordinated Notes. In the event of liquidation of us due to commercial bankruptcy, the 5.125% Subordinated Notes would come to the liquidation process according to their subordination after all liabilities. Coupon payments on the 5.125% Subordinated Notes for the years ended December 31, 2021 and 2022, were included within “Other equity reserves” and amounted to $30 million and $54 million, respectively.

Stock Repurchase Program

Under Mexican law, Cemex, S.A.B. de C.V.’s shareholders are the only ones authorized to approve the maximum amount of resources that can be allocated to the stock repurchase program at any annual ordinary general shareholders’ meeting. Unless otherwise instructed by Cemex, S.A.B. de C.V.’s shareholders, we are not required to purchase any minimum number of shares pursuant to any such program.

In connection with Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meetings held on March 26, 2020, March 25, 2021 and March 24, 2022, proposals were approved to set the amount of $500 million or its equivalent in Mexican Pesos, each year and until the next ordinary shareholders’ meeting, as the maximum amount of resources that Cemex, S.A.B. de C.V. can use to repurchase its own shares or securities that represent such shares. Cemex, S.A.B. de C.V.’s Board of Directors approved the policy and procedures for the operation of any stock repurchase program, and is authorized to determine the basis on which the repurchase and placement of such shares is made, appoint the persons who will be authorized to make the decision of repurchasing or replacing such shares and appoint the persons responsible to make the transaction and furnish the corresponding notices to authorities. The Board of Directors of Cemex, S.A.B. de C.V. and/or attorneys-in-fact or delegates designated in turn, or the persons responsible for such transactions, will determine, in each case, if the repurchase is made with a charge to stockholders’ equity as long as the shares belong to Cemex, S.A.B. de C.V. or with a charge to share capital if it is resolved to convert the shares into non-subscribed shares to be held in treasury. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings.” We remain subject to certain restrictions regarding the repurchase of shares of our capital stock under the Credit Agreements and the indentures governing the outstanding Notes.

During 2019, we repurchased 157.7 million CPOs, which we cancelled at Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meeting held on March 26, 2020.

From March 10, 2020 to March 24, 2020, under the repurchase program authorized at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting held on March 28, 2019, Cemex, S.A.B. de C.V. repurchased 378.2 million CPOs, at a weighted-average price in Mexican Pesos equivalent to $0.21 per CPO, which was equivalent to an amount of $83.2 million, excluding value-added tax. Cemex, S.A.B. de C.V. did not repurchase any additional CPOs after March 24, 2020. On April 8, 2020, Cemex, S.A.B. de C.V. announced that, to enhance our liquidity, it suspended its share repurchase program for the remainder of 2020. The shares repurchased during 2020 were cancelled at Cemex, S.A.B. de C.V.’s annual general ordinary shareholders’ meeting held on March 25, 2021.

During 2021, Cemex did not use the repurchase program authorized at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting held on March 26, 2020, and March 25, 2021. As a result, as no repurchases of CPOs took place during 2021, Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting held on March 24, 2022, did not include on its agenda the cancellation of shares repurchased by Cemex, S.A.B. de C.V.

During 2022, under the repurchase programs authorized at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting held on March 25, 2021 and March 24, 2022, Cemex, S.A.B. de C.V. repurchased

220.6 million CPOs, at a weighted average price in Mexican pesos equivalent to $0.5026 per CPO, which was equivalent to an amount of $110.9 million. The shares repurchased during 2022 under such repurchase programs were proposed and subsequently approved for cancellation at Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meeting held on March 23, 2023.

Research and Development, Patents and Licenses, etc.

Headed by Cemex Global R&D, Research and Development is increasingly assuming a key role as it is recognized as an important element in creating value for our products, which is important to Cemex’s comprehensive pricing strategy for Cemex’s products. Through the development of innovative technologies, services, and commercial models, Cemex is leveraging its know-how-based assets to create an important differentiation in its offerings to customers in a broad range of markets with unique challenges. We focus on creating tangible value for our customers by creating products designed to make their business more profitable, but more importantly, as leaders in the industry, Cemex intends to elevate and accelerate the industry’s evolution in order to achieve greater sustainability, increase engagement in social responsibility and provoke an important leap in its technological advancement.

Cemex’s R&D initiatives are globally led, coordinated and managed by Cemex Global R&D, mainly based in Switzerland, which encompasses the areas of Global R&D, Intellectual Property Management, Cement Production Technology, Sustainability, Business Process & IT, Innovation, and Commercial & Logistics. We also have other laboratories and research locations in other parts of the world.

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

The areas of Global R&D, Cement Production Technology and Cemex Ventures are responsible for, among others, developing new products for our cement, ready-mix concrete, aggregate and admixture businesses as well as introduce novel and/or improved processing and manufacturing technology for all of Cemex’s core businesses. These areas also address energy efficiency of buildings, comfort, novel and more efficient construction systems. Additionally, the Global R&D and Sustainability areas collaborate to develop and propose construction solutions through consulting and the integration of the aforementioned technologies.

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

Underlying Cemex’s R&D philosophy is a growing culture of global collaboration and coordination, where the innovation team identifies and promotes novel collaboration practices and mobilizes its adoption within Cemex. Getting closer and understanding our customers is a fundamental transformation within Cemex, and consequently the Commercial & Logistics area is carrying out research initiatives to better attend the needs of customers as well as identify key changes in our supply chain management that should enable us to bring products, solutions and services to our customers in the most cost-effective and efficient manner, using what we believe to be the best available technologies to design a new standard in digital commercial models. As of December 31, 2022, Cemex Global R&D actively participates in several research projects (ABSALT, LEILAC 2, DRIVE, FASTCARB, ECOCO2, REDOL, DESTINY, CO2OLHEAT and BIOFLEXGEN), funded by the EU under the H2020 program or other programs, to develop new technologies aimed at reducing Cemex’s carbon footprint in Europe and other countries in which Cemex operates.

There are nine laboratories supporting Cemex’s R&D efforts under a collaborative network. The laboratories are strategically located in close proximity to our plants and assist the operating subsidiaries with troubleshooting, optimization techniques and quality assurance methods. The laboratories located in Switzerland and Mexico are continually improving and consolidating our research and development efforts in the areas of cement, concrete, aggregates, admixtures, mortar and asphalt technology, sustainability and energy management. In addition, Cemex Global R&D actively generates and registers patents and pending applications in many of the countries in which Cemex operates. Patents and trade secrets are managed strategically to achieve important technology lock-ins associated with Cemex technology.

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

R&D activities comprise part of the daily routine of the aforementioned departments and divisions. Therefore, the costs associated with such activities are expensed as incurred. In 2020, 2021 and 2022, total combined expenses of these departments recognized within administrative expenses were $39 million, $44 million and $42 million, respectively. We capitalize the costs incurred in the development of software for internal use which are amortized in operating results over the estimated useful life of the software, which is approximately five years. Capitalized direct costs incurred in the development stage of internal-use software, such as professional fees, direct labor and related travel expenses amounted to $40 million in 2020, $132 million in 2021 and $136 million in 2022. See notes 6 and 16.1 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

Summary of Material Contractual Obligations and Commercial Commitments

2021 Credit Agreement

On October 29, 2021, Cemex, S.A.B. de C.V. entered into the 2021 Credit Agreement for up to $3.25 billion to refinance indebtedness (including the 2017 Facilities Agreement) and general corporate purposes. The 2021 Credit Agreement consists of a $1.5 billion 5-year amortizing term loan facility and a $1.75 billion 5-year committed revolving credit facility. The 2021 Credit Agreement has financial covenants consistent with an investment grade capital structure, with a maximum leverage ratio of 3.75x throughout the life of the facility, and a minimum interest coverage ratio of 2.75x. The 2021 Credit Agreement is denominated exclusively in Dollars and includes an interest rate margin grid that is about 25 basis points lower on average than that of the 2017 Facilities Agreement. Furthermore, the 2021 Credit Agreement is the first debt to be issued under the Framework, which is aligned to the company’s Future in Action program and its ultimate vision of a carbon-neutral economy. The annual performance in respect of the three metrics referenced in the 2021 Credit Agreement, which are aligned with those provided for in the Framework, may result in an adjustment of the interest rate margin of up to plus or minus five basis points, in line with other sustainability-linked loans from investment grade rated borrowers.

As of December 31, 2022, we reported an aggregate principal amount of outstanding debt of $1,800 million under the 2021 Credit Agreement. As of November 8, 2021, commitments initially available under the 2021 Credit Agreement included up to $3.25 billion, out of which $1,750 million were in the committed revolving credit tranche under the 2021 Credit Agreement. As of December 31, 2022, the Term Loans under the 2021 Credit Agreement had an amortization profile of $300 million in semi-annual principal payments (as such payments may be reduced as a result of prepayments) commencing in November 2024, plus any applicable interest, in accordance with the 2021 Credit Agreement. For a discussion of restrictions and covenants under the 2021 Credit Agreement, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Indebtedness and Certain Other Obligations—The Credit Agreements, the indentures governing our Notes and our other debt agreements and/or instruments contain several restrictions and covenants. Our failure to comply with such restrictions and covenants or any inability to capitalize on business opportunities or refinance our debt resulting from them could have a material adverse effect on our business and financial conditions.”

Mexican Peso Banorte Agreement

On December 20, 2021, Cemex, S.A.B. de C.V. entered into the Mexican Peso Banorte Agreement under terms and conditions substantially similar to those of the 2021 Credit Agreement. As of December 31, 2022, we had drawn the entirety of the only term loan thereunder for the then-equivalent of $255 million Mexican Pesos. Furthermore, the borrowing under the Mexican Peso Banorte Agreement is also issued under the Sustainability-Linked Financing Framework.

2022 EUR Credit Agreement

On October 7, 2022, Cemex, S.A.B. de C.V. entered into the 2022 EUR Credit Agreement for €500 million under terms and conditions substantially similar to those of the 2021 Credit Agreement, for general corporate purposes (including to refinance indebtedness). The 2022 EUR Credit Agreement consists of a 3-year non-amortizing term loan facility. The 2022 EUR Credit Agreement has financial covenants consistent with an investment grade capital structure, with a maximum leverage ratio of 3.75x throughout the life of the facility, and a minimum interest coverage ratio of 2.75x. The 2022 EUR Credit Agreement is denominated exclusively in Euros, and the loans bear interest at a rate per annum equal to the EURIBOR rate plus a margin ranging from 115 basis points to 190 basis points, depending on our leverage ratio (subject to the sustainability-linked adjustments described below). Furthermore, the borrowing under the 2022 EUR Credit Agreement is also issued under the Framework. The annual performance in respect of the three metrics referenced in the 2022 EUR Credit Agreement, which are aligned with those provided for in the Framework, may result in an adjustment of the interest rate margin of up to plus or minus five basis points, in line with other sustainability-linked loans from investment grade rated borrowers. As of December 31, 2022 we had drawn the entirety of the only term loan under the 2022 EUR Credit Agreement for the then Euro equivalent of $498 million.

As of December 31, 2022, we reported an aggregate amount of outstanding debt of $535 million under the 2022 EUR Credit Agreement. For a discussion of restrictions and covenants under the 2022 EUR Credit Agreement, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Indebtedness and Certain Other Obligations—The Credit Agreements, the indentures governing our Notes and our other debt agreements and/or instruments contain several restrictions and covenants. Our failure to comply with such restrictions and covenants or any inability to capitalize on business opportunities or refinance our debt resulting from them could have a material adverse effect on our business and financial conditions.”

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

On November 8, 2021, concurrently with funding under the 2021 Credit Agreement and in accordance with indentures that governed our then outstanding senior secured notes, Cemex entered into supplemental indentures to add COM and CIH as new guarantors to each of the Notes. Cemex Corp. and Cemex Concretos, S.A. de C.V. were already guarantors of the Notes. Also, concurrently with funding under the 2021 Credit Agreement and the full repayment of the 2017 Facilities Agreement, the provisions contained in the indentures governing the Notes that provide that any guarantor of the Notes shall be released of its guarantee obligations upon a refinancing of the 2017 Facilities Agreement with debt not guaranteed by the guarantor were triggered. As a result, both the Credit Agreements and the Notes are now guaranteed exclusively by the Refinancing Guarantors. The original note guarantors that are no longer guaranteeing the Notes are Cemex España, Cemex Asia B.V., Cemex Finance LLC, Cemex Africa & Middle East Investments B.V., Cemex France Gestion (S.A.S.), Cemex Research Group AG and Cemex UK.

Subordinated Notes

5.125% Subordinated Notes. On June 8, 2021, Cemex, S.A.B. de C.V. issued $1.0 billion aggregate principal amount of the 5.125% Subordinated Notes with no fixed maturity and subordinated to all senior obligations, and senior only to equity, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act.

Commercial Commitments

On July 27, 2012, we entered into a Master Professional Services Agreement with IBM (the “IBM 2012 MPSA”). The IBM 2012 MPSA provided the framework for certain ordinary course of business-related services on a global scale, including: information technology, application development and maintenance, finance and accounting services, and human resources administration. The term of the IBM 2012 MPSA expired on August 31, 2022.

On March 31, 2021, we signed an amendment to the IBM 2012 MPSA by which the finance and accounting services were removed from the scope of such agreement and, on the same date, we entered into a new Master Services Agreement with IBM for the provision of finance and accounting services previously provided under the IBM 2012 MPSA (the “IBM 2021 MSA”). On June 30, 2021, we signed an amendment to the IBM 2021 MSA by which advanced cybersecurity services were incorporated into the agreement. On September 30, 2021, we signed another amendment to the IBM 2021 MSA by which the finance and accounting services were modified to incorporate advanced order-to-cash services. The cybersecurity services under the IBM 2021 MSA will end on June 30, 2026 and the finance and accounting services under the IBM 2021 MSA will end on December 31, 2028, unless terminated earlier. In comparison with the IBM 2012 MPSA, the IBM 2021 MSA includes provisions for automation, as well as provisions for increased consumption flexibility and a reassessment of service level requirements. We may terminate the IBM 2021 MSA (or a portion of it) at our discretion and without cause at any time by providing at least six months’ notice to IBM and paying the corresponding termination charges. Other termination rights may be available to us for a termination charge that varies depending on the reason for termination. IBM may terminate the IBM 2021 MSA if we (i) fail to make payments when due or (ii) become bankrupt and do not pay in advance for the services. See note 24.2 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

On February 8, 2022, we announced that we renewed or entered into new agreements with six service providers in the fields of data processing services (back office) in finance, accounting and human resources; as well as IT infrastructure services, support and maintenance of IT applications in the countries in which we operate, for a tenure of five to seven years at an average annual cost of approximately $60 million. The services provided under these agreements replaced the services provided under the IBM 2012 MPSA which expired on August 31, 2022.

As of December 31, 2022, we did not depend on any single one of our suppliers of goods or services to conduct our business.

Cash Requirements

As of December 31, 2022, we had material cash requirements as set forth in the table below.

	As of December 31, 2022
Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 Years	Total
Non-current debt	$45	$1,820	$2,567	$2,578	$7,010
Leases(1)	304	428	244	535	1,511

Total debt and other financial obligations(2)	349	2,248	2,811	3,113	8,521
Interest payments on debt(3)	396	705	398	366	1,865
Pension plans and other benefits(4)	145	279	279	682	1,385
Acquisition of property, plant and equipment(5)	86	67	3	—	156
Purchases of services, raw material, fuel and energy(6)	785	837	695	645	2,962

Total cash requirements	$1,761	$4,136	$4,186	$4,806	$14,889

(1)

Represent nominal cash flows. As of December 31, 2022, the net present value of future payments under such leases was $1,075 million, of which, $368 million refers to payments from one to three years and $183 million refer to payments from three to five years. See note 24.1 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

(2)

The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, we have replaced our non-current obligations for others of a similar nature.

(3)	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2022.
(4)

Represents estimated annual payments under these benefits for the next 10 years (see note 19 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report), including the estimate of new retirees during such future years.

(5)	Refers mainly to the expansion of a cement-production line in the Philippines.
(6)

Future payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows. Future nominal payments for energy were estimated for all contractual commitments on the basis of an aggregate average expected consumption per year using the future prices of energy established in the contracts for each period. Future payments also include our commitments for the purchase of fuel. In addition, this line item includes a contractual commitment with Neoris over a 5-year contract beginning in 2023 until 2027 for the acquisition of digitalization services and solutions for an annual amount of $55 million. Moreover, this line item includes our commitments with six vendors for back-office services for an average annual amount of $60 million.

As of December 31, 2020, 2021 and 2022, in connection with the commitments for the purchase of fuel and energy included in the table above, a description of the most significant contracts is as follows:

On October 24, 2018, we entered into two fixed-for-floating energy financial hedge agreements in Mexico, for a period of 20 years starting in 2020 with the solar power plants Tuli Energía and Helios Generación.

Pursuant to these agreements, we fixed the megawatt-hour price (which increases at a fixed annual rate) over an electric energy volume per year and the differential between the agreed price and the market price is settled monthly. We consider these agreements to be a hedge for a portion of our aggregate consumption of electric energy in Mexico and recognize the result of the exchange of price differentials described previously in the statement of operations as a part of the costs of energy. During 2022, we received $3 million as a result of these hedges. We do not record these agreements at fair value because there is not a deep market for electric power in Mexico that would effectively allow for their valuation.

In connection with the Ventikas, located in the Mexican state of Nuevo León with a combined generation capacity of 252 MW, we agreed to acquire a portion of the energy generated by Ventikas for our overall electricity needs in Mexico for a period of 20 years, which began in April 2016. As of December 31, 2022, the estimated annual cost of this agreement was $23 million, assuming energy generation at full capacity (energy supply from wind sources is variable in nature and final amounts can be determined only based on energy ultimately received at the agreed prices per unit).

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

We maintain a commitment initiated in April 2004 to purchase the energy generated by TEG until 2027 for our overall electricity needs in Mexico. The estimated annual cost of this agreement is $205 million assuming we receive all our energy allocation. Nonetheless, final amounts will be determined considering the final megawatt hour effectively received at the agreed prices per unit.

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

Quantitative and Qualitative Market Disclosure

Our Derivative Financial Instruments

In the ordinary course of business, we are exposed to credit risk, interest rate risk, foreign exchange risk, equity risk, commodities risk and liquidity risk, considering the guidelines set forth by Cemex, S.A.B. de C.V.’s Board of Directors, which represent our risk management framework and are supervised by several of our committees. Our management establishes specific policies that determine strategies focused on obtaining natural hedges or risk diversification to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which we incur our debt with those in which we generate our cash flows. As of December 31, 2021 and 2022, these strategies were sometimes complemented by the use of derivative financial instruments. See notes 17.4 and 17.5 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

During the reported periods, in compliance with the guidelines established by our risk management committee, the restrictions set forth by our debt agreements and our hedging strategy, we held derivative instruments, with the objectives of, as the case may be: (a) changing the risk profile or fixing the price of fuels; (b) foreign exchange hedging; (c) hedge of forecasted transactions; and (d) other corporate purposes. See note 17.4 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2021 and 2022 the notional amounts and fair values of our derivative instruments were as follows:

	At December 31, 2021		At December 31, 2022
(in millions of Dollars)	Notional Amount	Estimated Fair value	Notional Amount	Estimated Fair value	Maturity Date
Net investment hedge	1,511	3	837	(48)	June 2024
Interest Rate Swaps	1,005	(18)	1,018	54	November 2026
Fuel price hedging	145	30	136	8	December 2023
Foreign exchange options	250	6	500	18	December 2024

	2,911	21	2,491	32

The caption “Financial income and other items, net” in the statement of operations includes gains and losses related to the recognition of changes in fair values of the derivative financial instruments during the applicable period, which represented net losses of $17 million in 2020, $6 million in 2021 and $5 million in 2022. As described below, changes in fair value of our net investment hedge are recognized in other comprehensive income for the period as part of our currency translation results. In addition, changes in fair value of our outstanding interest rate swaps related to debt are recognized as part of our financial expense in the statement of operations. Changes in fair value of our fuel price hedging derivatives are temporarily recognized through other comprehensive income and are allocated to operating expenses as the related fuel volumes are consumed.

Our Net Investment Hedge. As of December 31, 2021 and 2022, there are Dollar/Peso foreign exchange forward contracts with target tenor ranging from 1 to 18 months for a notional amount of $761 million and $738 million, respectively. We have designated this program as a hedge of our net investment in Pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the years 2020, 2021 and 2022, these contracts generated gains of $53 million, losses of $4 million and losses of $96 million, respectively, which partially offset currency translation results in each year recognized in equity generated from our net assets denominated in Pesos due to the depreciation of the Peso in 2020 and 2021 and the appreciation of the Peso in 2022.

In addition, as of December 31, 2022, as part of our Peso net investment hedge strategy, there are additional Dollar/Peso capped forwards, structured with option contracts, for a notional amount of $98 million. These capped forwards contain limits on the gain that the instrument may generate. Any changes in fair market value of such capped forward contracts are also recognized as part of other comprehensive income in equity. For the year 2022, these contracts generated losses of $2 million, which partially offset currency translation results recognized in equity generated from our net assets denominated in Pesos, due to the appreciation of the Peso in 2022.

Moreover, as of December 31, 2021, there was Dollar/Euro cross currency swap contracts for a notional amount of $750 million, which were entered into in November 2021. During the year 2022, we unwound these instruments, fixing a settlement gain of $80 million. We designated the foreign exchange forward component of these instruments as a hedge of our net investment in Euros, pursuant to which changes in fair market of such forward contracts were recognized as part of other comprehensive income in equity, while changes in fair value of the interest rate swap component were recognized within “Financial income and other items, net.” For the years ended December 31, 2021 and 2022, these contracts generated respective gains of $10 million and $70 million, recognized in equity, which partially offset currency translation results recognized in equity generated from our net assets denominated in Euros due to the depreciation of the Euro in 2021 and 2022 against the Dollar, as well as losses in 2021 of $1 million and gains in 2022 of $8 million related to the exchange of interest rates in the statement of operations.

See note 17.4 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

Our Interest Rate Swaps. For accounting purposes under IFRS, Cemex designates interest rate swaps as cash flow hedges, to fix interest rate payments in relation to an equivalent amount of floating interest rate debt;

therefore, changes in fair value of these contracts are initially recognized as part of other comprehensive income in equity and are subsequently reclassified to financial expense as the interest expense of the related floating interest rate debt is accrued in the statement of operations.

As of December 31, 2021 and 2022, we held interest rate swaps for a notional amount of $750 million, in both periods, with a fair market value representing liabilities of $30 million in 2021 and assets of $39 million in 2022, negotiated in June 2018 to fix interest payments of existing bank loans bearing Dollar floating rates. During September 2020, we amended one of the interest rate swap contracts to reduce the weighted average fixed rate from 3.05% to 2.56% paying $14 million and, in November 2021, we partially unwound its interest rate swap paying $5 million, recognized within “Financial income and other items, net” in the statement of operations. In November 2021, these contracts were extended, and they will mature in November 2026. For the years ended in 2020, 2021 and 2022, changes in fair value of these contracts generated losses of $9 million, gains of $23 million and gains of $69 million, respectively, recognized in other comprehensive income. Moreover, during the same periods, we recycled results from equity to the line item of “Financial expenses” representing an expense of $20 million in 2020, $22 million in 2021 and $2 million in 2022.

In addition, as of December 31, 2021 and 2022, we held interest rate swaps for a notional of $255 million and $268 million, respectively, negotiated to fix interest payments of existing bank loans referenced to Peso floating rates maturing in November 2023, which fair value represented an asset of $12 million in 2021 and $15 million in 2022. During December 2021, we partially unwound this interest rate swap receiving $3 million recognized within “Financial income and other items, net” in the statement of operations. We designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related bank loans is accrued. For the years ended December 31, 2020, 2021 and 2022 changes in fair value of these contracts generated losses of $3 million, gains of $15 million and gains of $3 million, respectively, recognized in other comprehensive income. Moreover, during the same periods, we recycled results from equity to the line item of “Financial expenses” representing expenses of $0.1 million in 2020, expenses of $0.3 million in 2021 and gains of $7 million in 2022.

In addition, during March 2022, as part of a forecasted debt issuance expected by mid-2023, we entered into interest rate swap lock contracts for a notional of $300 million. We designated these interest rate swap lock contracts as a cash flow hedge of the forecasted debt transaction. During 2022, changes in fair value of these contracts generated gains of $33 million recognized in other comprehensive income. During September 2022, we early settled these interest rate swap lock contracts and fixed the gain of $33 million, which will decrease the financial expense commencing when the debt is issued; otherwise, the amount will remain in equity.

Our Fuel Price Hedging Derivatives. As of December 31, 2021 and 2022, we maintained swap and option contracts negotiated to hedge the price of certain fuels, primarily diesel and gas, in several operations for aggregate notional amounts of $145 million and $136 million, respectively, with an estimated aggregate fair value representing assets of $30 million in 2021 and of $8 million in 2022. By means of these contracts, for its own consumption only, we either fixed the price of these fuels, or entered into option contracts to limit the prices to be paid for these fuels, over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel or gas consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related fuel volumes are consumed. For the years 2020, 2021 and 2022, changes in fair value of these contracts recognized in other comprehensive income represented gains of $7 million, gains of $22 million and losses of $25 million, respectively. Moreover, during the same periods, we recycled results from equity to the line items “Cost of sales” and “Operating expenses,” as applicable, representing expenses of $24 million in 2020, gains of $36 million in 2021 and gains of $88 million in 2022.

Foreign Exchange Options. As of December 31, 2021 and 2022, we held Dollar/Peso call spread option contracts for a notional amount of $250 million and $500 million, respectively. Such contracts mature between

September 2024 and December 2024 and were negotiated to maintain the value in Dollars over such notional amount over revenues generated in Pesos. Changes in the fair value of these instruments, generated losses of $5 million in 2021 and losses of $13 million in 2022, recognized within “Financial income and other items, net” in the statement of operations.

Other Derivative Financial Instruments. During 2020, we negotiated Dollar/Peso, Dollar/Euro and Dollar/ British Pound foreign exchange forward contracts to sell Dollars and Pesos and buy Euro and Pounds Sterling, negotiated in connection with the voluntary prepayment and currency exchanges under the 2017 Facilities Agreement, for a combined notional amount of $397 million. For the year 2020, the aggregate results from positions entered and settled, generated losses of $15 million recognized within “Financial income and other items, net” in the statements of operation. Additionally, during 2020, we negotiated Dollar/Euro foreign exchange forward contracts to sell Dollars and buy Euro, negotiated in connection with the redemption of the 4.625% Senior Secured Notes due 2024 previously issued by Cemex, S.A.B. de C.V. For the year 2020, the aggregate results of these instruments from positions entered and settled, generated gains of $3 million, recognized within “Financial income and other items, net” in the statement of operations.

Moreover, in connection with the proceeds from the sale of certain assets in the United Kingdom, we negotiated British Pound/Euro foreign exchange forward contracts to sell Pounds Sterling and buy Euro for a notional amount of $186 million. We settled such derivatives on August 5, 2020. During the year 2020, changes in the fair value of these instruments and their settlement generated gains of $9 million recognized within “Financial income and other items, net” in the statement of operations. See notes 4.2 and 17.4 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

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

As with any derivative financial instrument, we assume the creditworthiness risk of the counterparty, including the risk that the counterparty may not honor its obligations to us. Before entering into any derivative financial instrument, we evaluate, by reviewing credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, we cannot assure that risk of non-compliance with the obligations agreed to with such counterparties is minimal. See notes 17.4 and 17.5 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

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

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate non-current foreign currency-denominated debt as of December 31, 2022. Average floating interest rates are calculated based on forward rates in the yield curve as of December 31, 2022. Future cash flows represent contractual principal payments. The fair value of our floating rate non-current debt is determined by discounting future cash flows using borrowing rates available to us as of December 31, 2022 and is summarized as follows:

	Expected maturity dates as of December 31, 2022
Non-Current Debt(1)	2023	2024	2025	2026	After 2027	Total	Fair Value
	(In millions of Dollars, except percentages)
Variable rate	0	174	878	653	45	1,750	1,788
Average interest rate	3.17%	4.96%	4.00%	5.24%	5.40%
Fixed rate	2	211	559	836	3,564	5,172	4,957
Average interest rate	3.23%	5.13%	5.89%	4.15%	5.45%

(1)

The information above includes the current maturities of the non-current debt. Total non-current debt as of December 31, 2022 does not include our other financial obligations and the 5.125% Subordinated Notes for an aggregate amount of $2,854 million issued by consolidated entities. See notes 17.2 and 21.4 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2022, we were subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of December 31, 2020, 17% of our long-term debt bore floating rates at a weighted average interest rate of LIBOR plus 294 basis points. As of December 31, 2021, 10% of our long-term debt bore floating rates at a weighted average interest rate of LIBOR plus 150 basis points. As of December 31, 2022, 21% of our long-term debt bore floating rates at a weighted average interest rate of LIBOR plus 148 basis points. As of December 31, 2020, 2021 and 2022, if interest rates at that date had been 0.5% higher, with all other variables held constant, our net income for 2020, 2021 and 2022 would have been reduced by $17 million, $7 million and $13 million, respectively, as a result of higher interest expense on variable-rate debt. However, this analysis does not include the interest rate swaps held by us during 2020, 2021 and 2022. See notes 17.4 and 17.5 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

Foreign Currency Risk. Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations between the Dollar and the other currencies in which we operate. For the year ended December 31, 2022, 21% of our revenues, before eliminations resulting from consolidation, were generated in Mexico, 27% in the United States, 5% in the United Kingdom, 4% in France, 3% in Germany, 2% in Poland, 2% in Spain, 2% in Philippines, 5% in Israel, 4% in the Rest of EMEAA segment, 2% in Colombia, 1% in Panama, 2% in Caribbean TCL, 2% in the Dominican Republic, 2% in the Rest of SCA&C segment and 16% from our Other operations.

Foreign exchange gains and losses occur by monetary assets or liabilities in a currency different from its functional currency and are recorded in the consolidated statements of operations, except for exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and related parties’ long-term balances denominated in foreign currency, for which the resulting gains or losses are reported in other comprehensive income. As of December 31, 2021 and 2022, excluding from the sensitivity analysis the impact of translating the net assets of foreign operations into our reporting currency and considering a hypothetical 10% strengthening of the Dollar against the Mexican Peso, with all other variables held constant, our net income for 2021 and 2022 would have decreased by $9 million and decreased $42 million, respectively, as a result of higher foreign exchange losses on our Dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetical 10% weakening of the Dollar against the Mexican Peso would have had the opposite effect.

As of December 31, 2022, 77% of our total debt plus other financial obligations was Dollar-denominated, 13% was Euro-denominated, 2% was Pound Sterling-denominated, 5% was Mexican Peso-denominated, 2% was Philippine Peso-denominated, and 1% was denominated in other currencies. Therefore, we had a foreign currency exposure arising from the debt plus other financial obligations denominated in Dollars and the debt and other financial obligations denominated in Euros versus the currencies in which our revenues are settled in most countries in which we operate. We cannot guarantee that we will generate sufficient revenues in Dollars and Euros from our operations to service these obligations. As of December 31, 2022, we had implemented a derivative financing hedging strategy using foreign exchange options for a notional amount of $500 million to hedge the value in Dollar terms of revenues generated in Pesos to partially address this foreign currency risk. See notes 17.4 and 17.5 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report. Complementarily, we may negotiate other derivative financing hedging strategies in the future if either of our debt portfolio currency mix, interest rate mix, market conditions and/or expectations changes.

In addition, considering that Cemex S.A.B. de C.V.’s functional currency for all assets, liabilities and transactions associated with its financial and holding company activities is the Dollar, there is foreign currency risk associated with the translation of subsidiaries’ net assets denominated in different currencies (Mexican Peso, Euro, Pound Sterling and other currencies) into Dollars. When the Dollar appreciates, the value of Cemex S.A.B. de C.V.’s net assets denominated in other currencies decreases in terms of Dollars, generating negative foreign currency translation and reducing stockholders’ equity. Conversely, when the Dollar depreciates, the value of Cemex S.A.B. de C.V.’s net assets denominated in other currencies would increase in terms of Dollars generating the opposite effect. As mentioned above in our derivative financial instruments section, we have implemented a Dollar/Mexican Peso foreign exchange forward contract program to hedge foreign currency translation in connection with our net assets denominated in Mexican Pesos. See notes 2.5 and 17.5 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

Equity Risk. Equity risk represents the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of Cemex, S.A.B. de C.V.’s and/or a third party’s shares.

Considering specific objectives, we have negotiated equity forward contracts on third-party shares. Under these equity derivative instruments, there is a direct relationship from the change in the fair value of the derivative with the change in price of the underlying share. All changes in fair value of such derivative instruments are recognized in the statement of operations as part of “Financial income and other items, net.” During the reported periods effects were not significant. As of December 31, 2022, we do not have derivative financial instruments based on the price of the parent company’s shares or any third-party’s shares. See notes 17.4 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

Liquidity Risk. Liquidity risk represents the risk that we will not have sufficient funds available to meet our obligations. In addition to cash flows provided by our operating activities, in order to meet our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, we rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. We are exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, any one of which may materially affect our results and reduce cash from operations. As of December 31, 2022, we had $1,450 million available under the committed revolving credit tranche under the 2021 Credit Agreement.

As of December 31, 2022, current liabilities, which included $987 million of current maturities of debt and other financial obligations, exceeded current assets by $1,020 million. It is noted that as part of our operating strategy implemented by our management, we operate with a negative working capital balance. For the year ended December 31, 2022, we generated net cash flows provided by operating activities of $1,475 million. In addition, as of December 31, 2022, we had $1,450 million available under the committed revolving credit facility under the 2021 Credit Agreement and had $560 million under other uncommitted lines of credit subject to the lenders’ availability. See notes 17.1, 17.2, 17.5 and 24.1 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

Investments, Acquisitions and Divestitures

The transactions described below represent our principal investments, acquisitions and divestitures completed during 2020, 2021 and 2022.

Investments and Acquisitions

On July 11, 2022, through a subsidiary in Germany, we completed the acquisition of a 53% stake in the German aggregates company ProStein for a total consideration of $21 million. The investment expands our aggregates business in the region and we estimate that it increases the life of the aggregates reserves for our operations in Central Europe for at least the next 25 years. The majority stake in ProStein’s assets adds a full range of fine and hard aggregates to our aggregates portfolio. In addition to supplying the greater Berlin area, the additional capacity can supply several urban centers in Poland the Czech Republic. ProStein’s assets include six active hardstone plants and six CDEW recovery sites. As of December 31, 2022, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, we have not determined any goodwill.

On December 10, 2021, through a subsidiary in Mexico, we acquired Broquers Ambiental, a sustainable waste management company, for a total consideration of $13 million. Broquers Ambiental assets include a plant for solid waste treatment for its use as alternative fuel. During 2022, considering the fair values of the assets acquired and liabilities assumed, we determined goodwill of $4 million.

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

During 2020, Cemex España made the 2020 CLH Tender Offer. As of December 31, 2022, considering the effects of the 2020 CLH Tender Offer and additionally including shares of CLH purchased by us in the secondary market, we indirectly own 95.30% of all outstanding shares of CLH (which excludes shares of CLH owned by CLH). See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Business and Operations.”

From March 10, 2020 to March 24, 2020, under the repurchase program authorized at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting held on March 28, 2019, Cemex, S.A.B. de C.V. repurchased

378.2 million CPOs, which represented 2.5% of Cemex, S.A.B. de C.V.’s outstanding share capital as of December 31, 2019, at a weighted-average price of 5.01 Mexican Pesos per CPO, which was equivalent to an amount of $83.2 million, excluding value-added tax. On April 8, 2020, we announced that, to enhance our liquidity, we suspended the Cemex, S.A.B. de C.V. share repurchase program for the remainder of 2020.

On January 29, 2020, CHP announced the results of its stock rights offering pursuant to which 8,293,831,169 common shares of CHP were issued and listed on the Philippine Stock Exchange on March 4, 2020. As of December 31, 2022, after giving effect to the stock rights offering, and other repurchased in the market over the last few years, our indirect ownership of CHP’s outstanding common shares had further increased to 77.90%. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Business and Operations.”

During the first six months of 2020, one of our subsidiaries in Israel acquired Netivei Noy from Ashtrom Industries for an amount in shekels equivalent to $33 million. After the conclusion of the purchase price allocation to the fair values of the assets acquired and liabilities assumed of this business, we determined goodwill of $2 million.

Divestitures

During 2020, 2021 and 2022, we made divestitures of $722 million, $211 million and $569 million, respectively (which included fixed assets of $44 million, $62 million and $155 million, respectively).

On October 25, 2022, we created a partnership with Advent. As part of the partnership we sold to Advent a 65% stake in Neoris for a total consideration of $119 million. While surrendering control to Advent, we retained a 34.8% stake and remained a key strategic partner and customer of Neoris. Our retained 34.8% stake in Neoris was remeasured at fair value at the date of loss of control, and is subsequently accounted for under the equity method and is presented in the line item “Investments in associates and joint ventures.” Neoris’ results for the years ended December 31, 2020 and 2021 and for the period from January 1 to October 25, 2022, and are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations,” including in 2022 as a gain on sale of $117 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control.

On August 31, 2022, we announced that we, through certain of our subsidiaries, concluded the sale agreed in December 2021 of our operations in Costa Rica and El Salvador to affiliates of Cementos Progreso Holdings, S.L. for a total consideration of $325 million, related to our aggregate controlling interest. The divested assets consisted of one fully integrated cement plant, one grinding station, seven ready-mix plants, one aggregate quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. As of December 31, 2021, the assets and liabilities related to our operations in Costa Rica and El Salvador were presented in the financial statements in the line items “Assets held for sale” and “Liabilities directly related to assets held for sale.” Our operations of these assets in Costa Rica and El Salvador for the years ended December 31, 2020 and 2021 and for the period from January 1, 2022 to August 31, 2022 are reported in the statements of operations, net of income tax, as part of the single line item “Discontinued operations,” including in 2022 a gain on sale of $240 million, which includes the reclassification of foreign currency translation effects accrued in equity until the disposal date.

On July 9, 2021, we announced that we concluded the sale agreed in March 2019 of our white cement business, except for Mexico and the U.S., to Çimsa Çimento Sanayi Ve Ticaret A.S¸ for a total consideration of $155 million. Assets sold included our Buñol cement plant in Spain and white cement customer list. Our operations of these assets in Spain for the year ended December 31, 2020 and for the period from January 1, 2021 to July 9, 2021 are reported in the statements of operations, net of income tax, as part of the single line item “Discontinued operations,” including in 2021 a loss on sale of $67 million net of the proportional allocation of goodwill of $41 million.

On March 31, 2021, we sold 24 concrete plants and one aggregates quarry in France to Holcim for an amount in Euros equivalent to $44 million. These assets are located in the Rhône-Alpes region in the Southeast of France, east of our operations in Lyon. We will retain our business in Lyon. The operations related to these assets for the year ended December 31, 2020 and for the three-month period ended March 31, 2021 are presented in our statements of operations, net of income tax, as part of the single line item “Discontinued operations.”

On August 3, 2020, through an affiliate in the United Kingdom, we closed the sale of certain assets to Breedon for an amount in Pounds equivalent to $230 million, including $30 million of debt. The assets included 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of our paving solutions business in the United Kingdom. After completion of this divestiture, we maintain a significant footprint in key operating geographies in the United Kingdom related to the production and sale of cement, ready-mix concrete, aggregates, asphalt and paving solutions, among others. Our operations of these assets in the United Kingdom for the period from January 1, 2020 to August 3, 2020, which includes a loss on sale of $57 million net of the proportional allocation of goodwill of $47 million, is presented in our statements of operations, net of tax, as part of the single line item “Discontinued operations.”

On March 6, 2020, we concluded the sale of our U.S. affiliate Kosmos, a partnership with a subsidiary of Buzzi Unicem S.p.A. in which we held a 75% interest, to Eagle Materials Inc. for $665 million. The share of proceeds to us from this transaction was $499 million before transactional and other costs and expenses. The assets that were divested consisted of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. The operations of these assets in the United States for the period from January 1, 2020 to March 6, 2020, which includes a gain on sale of $14 million, net of the proportional allocation of goodwill of $291 million, is presented in our statements of operations, net of income tax, as part of the single line item “Discontinued operations.”

Recent Developments

Recent Developments Relating to Our Indebtedness

•

On April 21, 2023, Cemex, S.A.B. de C.V. informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) (the “BMV” or “MSE”) that it issued a notice of full redemption with respect to the June 2027 Dollar Notes. The aggregate principal amount of the June 2027 Dollar Notes being redeemed is U.S. $933,260,000.00, which represents the total aggregate principal amount of the June 2027 Dollar Notes outstanding as of April 21, 2023. The June 2027 Dollar Notes are expected to be fully redeemed on June 5, 2023 (the “Redemption Date”) at a redemption price equal to 103.688% of the principal amount of the June 2027 Dollar Notes, plus accrued and unpaid interest, if any, to, but excluding, the Redemption Date.

•	During April 2023, Cemex amended its Credit Agreement to trigger a fallback from Dollar LIBOR to the Benchmark Replacement, which is based on the Secured Overnight Finance Rate (the “SOFR”).

•

In March 2023, Cemex amended its Dollar interest rate swap contracts with a notional amount of $750 million to fix interest payments of existing bank loans bearing Dollar floating rates, to replace 3-month Dollar LIBOR with 3-month Term SOFR.

•

As part of the temporary use of proceeds of the 9.125% Subordinated Notes, on March 17, 2023, Cemex repaid in full the balance outstanding under the revolving credit facility of its 2021 Credit Agreement described in note 17.1 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report. As a result, the available committed revolving credit facility increased to $1,750. Also, during March 2023, we repurchased $66.74 million aggregate principal amount of our June 2027 Dollar Notes. The remaining amount was used for general corporate purposes.

•	On March 14, 2023, Cemex, S.A.B. de C.V. issued $1.0 billion aggregate principal amount of the 9.125% Subordinated Notes with no fixed maturity and subordinated to all senior obligations, and senior only to equity, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act (the “9.125% Subordinated Notes”). Cemex intends to allocate an amount equal to the net proceeds from the offering of the 9.125% Subordinated Notes to finance or refinance, in whole or in part, one or more new or existing eligible projects related to eligible green projects, which include capital, operating and research and development expenditures related to pollution prevention and control, renewable energy, energy efficiency, clean transportation, sustainable water and wastewater management, and eco-efficient and/or circular economy adapted products, production technologies and processes.

•

On February 8, 2023, Cemex announced that all our Receivables Financing Agreements are now linked to the Framework, which is aligned to our sustainability goals. The Framework references three climate action key performance indicators: (i) net CO2 emissions per ton of cementitious material; (ii) power consumption from clean energy sources in cement; and (iii) the alternative fuels rate. The annual performance in these metrics may result in an adjustment of the interest rate margin paid under these programs.

Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings

On February 13, 2023, Cemex, S.A.B. de C.V. filed with the SEC and the BMV the notice and agenda, and supplemental information for its 2023 Ordinary General Shareholders’ Meeting (the “AGM”), which took place in the city of Monterrey, Nuevo Leon, Mexico on March 23, 2023. The aforementioned documents described the topics to be discussed and voted during the AGM, providing additional context for the items in the agenda.

On February 23, 2023, Cemex, S.A.B. de C.V. filed with the SEC and the BMV the list of documents to be proposed for approval by its shareholders at the AGM. The list of documents includes, among others: (i) the proposal for the appointment of the members of Cemex, S.A.B. de C.V.’s Board of Directors, which will be voted on an individual basis; (ii) the proposal for the appointment of the members of the Audit Committee, the Corporate Practices and Finance Committee and the Sustainability, Climate Action, Social Impact, and Diversity Committee, as well as their respective presidents and secretaries, which will be voted on an individual basis, as opposed to on a “group slate” basis as it occurred in previous meetings; (iii) the proposal to set, from March 23, 2023 to the date of the next Cemex, S.A.B. de C.V. ordinary general shareholders’ meeting, the compensation, as honoraria, for each appointed member of Cemex, S.A.B. de C.V.’s Board of Directors for each meeting they attend, and the compensation, as honoraria, for each member of the Audit Committee, the Corporate Practices and Finance Committee, and the Sustainability, Climate Action, Social Impact, and Diversity Committee, for each committee meeting they attend; and (iv) the proposal to set the amount of $500 million or its equivalent in Mexican Pesos as the maximum amount of resources that during fiscal year 2023 (until the next ordinary general shareholders’ meeting of Cemex, S.A.B. de C.V. is held in 2024), Cemex, S.A.B. de C.V. may use for the acquisition of its own shares directly or through securities that represent such shares. No declaration and payment of dividends by Cemex, S.A.B. de C.V. was included in the call notice and agenda for the AGM.

On March 24, 2023, Cemex, S.A.B. de C.V. filed with the SEC and the BMV the resolutions adopted at the AGM. The most significant items that were approved by the shareholders at the AGM were: (i) the appointment of the members of Cemex, S.A.B. de C.V.’s Board of Directors, on an individual basis; (ii) the appointment of the members of the Audit Committee, the Corporate Practices and Finance Committee and the Sustainability, Climate Action, Social Impact, and Diversity Committee, on an individual basis; (iii) setting the compensation, as honoraria, for each member of Cemex, S.A.B. de C.V.’s Board of Directors for each meeting they attend, and the compensation, as honoraria, for each member of the Audit Committee, the Corporate Practices and Finance Committee, and the Sustainability, Climate Action, Social Impact, and Diversity Committee, for each Committee meeting they attend, from March 23, 2023 to the date of the next Cemex, S.A.B. de C.V. ordinary general shareholders’ meeting in 2024; and (iv) setting the amount of $500 million, or its equivalent in Mexican Pesos, as the maximum amount of resources that Cemex, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares, during fiscal year 2023 (until the next ordinary general shareholders’ meeting of Cemex, S.A.B. de C.V. is held in 2024).

As a result of the AGM, as of March 23, 2023, (i) the Board of Directors is comprised of 13 members, with the addition of María de Lourdes Melgar Palacios to Cemex, S.A.B. de C.V.’s Board of Directors, resulting in the proportion of members of the Board of Directors considered independent under Mexican Securities Market Law (as defined below) criteria increasing to 77%; (ii) Rogelio Zambrano Lozano (Chairman), Fernando A. González Olivieri, Marcelo Zambrano Lozano, Armando J. García Segovia, Rodolfo García Muriel, Francisco Javier Fernández Carbajal, Armando Garza Sada, David Martínez Guzmán, Everardo Elizondo Almaguer, Ramiro Gerardo Villarreal Morales, Gabriel Jaramillo Sanint, Isabel María Aguilera Navarro, and María de Lourdes Melgar Palacios are the members of the Cemex, S.A.B. de C.V.’s Board of Directors; (iii) Everardo Elizondo Almaguer (President), Francisco Javier Fernández Carbajal, and Gabriel Jaramillo Sanint are the members of the Audit Committee of Cemex, S.A.B. de C.V.’s Board of Directors; (iv) Francisco Javier Fernández Carbajal (President), Armando Garza Sada, and Rodolfo García Muriel are the members of the Corporate Practices and Finance Committee of Cemex, S.A.B. de C.V.’s Board of Directors; (v) Armando J. García Segovia (President), Marcelo Zambrano Lozano, Isabel María Aguilera Navarro, and María de Lourdes Melgar Palacios are the members of the Sustainability, Climate Action, Social Impact, and Diversity Committee of Cemex, S.A.B. de C.V. Board of Directors; (vi) the compensation amount, as honoraria, for each of the 13 members of Cemex, S.A.B. de C.V.’s Board of Directors was set at Ps519,000.00 for each meeting they attend; (vii) the compensation amount, as honoraria, for each of the three members of the Audit Committee, each of the three members of the Corporate Practices and Finance Committee, and each of the four members of the Sustainability, Climate Action, Social Impact, and Diversity Committee was set at Ps125,000.00 for each Committee meeting they attend; and (viii) the 661.9 million shares repurchased during 2022 under the repurchase programs were proposed and subsequently approved for cancellation, thus, as of March 23, 2023, 99.73% of Cemex, S.A.B. de C.V.’s outstanding share capital was represented by CPOs, which consists of two Series A shares and one Series B share, and each ADS represented by ten CPOs.

Regarding item (i) of the resolutions adopted during the AGM held on March 23, 2023, the biography of Mrs. Melgar Palacios is as follows:

Name:	Marĺa de Lourdes Melgar Palacios.

Age as of December 31, 2022:	60.

Citizenship:	Mexican.

Nationality:	Mexican and Spanish.

Type of Board Member:	Independent.

Tenure on CEMEX’s Board of Directors:	Since March 23, 2023.

Board Memberships at Listed Entities:	She is a member of the Board of Directors of Smurfit Kappa Group PLC, an Irish conglomerate listed in Ireland, and Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, which is currently listed in Mexico and expects to be delisted in 2023.

Other Current Roles:	She is a researcher affiliated with the Center of Collective Intelligence at the Massachusetts Institute of Technology (MIT) and non-resident researcher at the Baker Institute Center for Energy Studies. She is a member of the board of directors of Mount Holyoke College (academic institution). Additionally, she is a member of the board of directors of the following non-profit organizations: Global Energy Alliance for People and Planet, the Natural Resource Governance Institute, Phius, and Chapter Zero Mexico, an organization focused on energy efficiency in buildings. Mrs. Melgar

Palacios is a member of the International Women’s Forum, having chaired the Mexican Local Forum from 2016 to 2018.

Experience:

From 1997 to 2005, Mrs. Melgar Palacios was part of the Mexican Foreign Service. From 1998 to 2002, she served as the General Director of the Office of International Affairs of the Ministry of Energy, having participated in the strategy and negotiation to stabilize the international oil market, and led the energy sector in the Continental Shelf Delimitation Treaty with the United States in the Western Gulf of Mexico (Doughnut Hole). From 2005 to 2007, she served as Minister at the Mexican permanent mission to the Organization for Economic Co-Operation and Development (OECD), being in charge of coordinating of various topics and representing Mexico in meetings regarding matters such as corporate governance, anticorruption, sustainable development, among others. Subsequently, she served as Undersecretary of Electricity from December 2012 to February 2014 and as Undersecretary of Hydrocarbons from February 2014 to July 2016, at the Ministry of Energy of Mexico. Mrs. Melgar Palacios also held the Robert E. Wilhelm chair at the Massachusetts Institute of Technology (MIT).

Her academic and professional experience, as well as her experience in non-profit organizations and matters related to energy, sustainability, climate action, and corporate governance, provides the Board of Directors with a unique perspective on said matters, all of which are key components in the Company’s future.

As of March 23, 2023, the composition of Cemex, S.A.B. de C.V.’s Board of Directors was as follows:

Snapshot of the Board of Directors as of March 23, 2023

Name	Director Since	Independence	Committee Memberships			Participation in Boards of Other Public Companies
			AC	CPFC	SCASIDC
Rogelio Zambrano Lozano	1987	—				1
Fernando Ángel González Olivieri	2015	—				2
Marcelo Zambrano Lozano	2017	—			•	2
Armando J. García Segovia	1983	✓				2
Rodolfo García Muriel	1985	✓		•		—
Francisco Javier Fernández Carbajal	2012	✓	•			3
David Martínez Guzmán	2015	✓				3
Armando Garza Sada	2015	✓		•		6
Everardo Elizondo Almaguer	2016	✓				3
Ramiro Villarreal Morales	2017	✓				3
Gabriel Jaramillo Sanint	2018	✓	•			1
Isabel María Aguilera Navarro	2019	✓			•	4
María de Lourdes Melgar Palacios	2023	✓			•	2
AC = Audit Committee		Chairman of the Board of Directors
CPFC = Corporate Practices and Finance Committee		President of the Committee • Member
SCASIDC = Sustainability, Climate Action, Social Impact, and Diversity Committee

Gender

As of March 23, 2023, Cemex, S.A.B. de C.V.’s Board of Directors was comprised of 13 members, of which 85% were men and 15% were women.

Tenure (in years as a member of the Board of Directors)

As of March 23, 2023, Cemex, S.A.B. de C.V.’s Board of Directors’ average tenure was 14 years.

Independence

As of March 23, 2023, Cemex, S.A.B. de C.V.’s Board of Directors was comprised of 13 members, of which 23% were considered to be non-independent and 77% were considered to be independent under Mexican Securities Market Law (as defined below).

Recent Developments Relating to our Stock Repurchase Program

From January 1, 2023 to March 31, 2023, Cemex, S.A.B. de C.V. did not repurchase any CPOs under any stock repurchase program. During 2022, under the repurchase programs authorized at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meetings held on March 25, 2021, and March 24, 2022, Cemex, S.A.B. de C.V. repurchased 220.6 million CPOs, at a weighted average price in Mexican pesos equivalent to $0.5026 per CPO, which was equivalent to an amount of $110.9 million. The shares repurchased under share buyback program in fiscal year 2022 were proposed and subsequently approved for cancellation at Cemex, S.A.B. de C.V.’s Annual Ordinary General Shareholders’ Meeting held on March 23, 2023. Thus, as of March 23, 2023, 99.73% of Cemex, S.A.B. de C.V.’s outstanding share capital was represented by CPOs, with each ADS representing ten CPOs. No shares were repurchased from March 25, 2021 to December 31, 2021.

Recent Developments Relating to Our Business and Operations

•

On January 24, 2023, through a subsidiary of ours, we signed a definitive agreement for the purchase of the assets of Atlantic Minerals Limited in Newfoundland, Canada, consisting of a construction and chemical aggregates quarry and port operations for a price of $75 million. Subject to the consummation of the asset purchase, with this investment, we intend to secure a new long-term aggregates reserve mainly for our extensive Florida operations and the U.S. east coast, as well as a source for chemical-grade stone serving a broader geographic footprint. The closing of this transaction is subject to the satisfaction of certain customary conditions, including consent from government agencies. We expect to finalize this acquisition at the end of the first quarter of 2023 or soon thereafter.

•

On January 25, 2023, in Manila, Philippines, CASEC, an indirect subsidiary of Cemex, filed a Tender Offer Report on Form 19-1 with the Securities and Exchange Commission of the Philippines and the Philippine Stock Exchange, pursuant to Rule 19 of the Securities Regulation Code of the Philippines, in connection with its intention to conduct a voluntary tender offer (the “CHP Tender Offer”) to acquire a minimum of one and a maximum of 1,614,000,000 common shares of CHP, which, if successful, would not cause CASEC to own 90% or more of CHP’s outstanding common shares. The tender offer period commenced on February 16, 2023 and lasted for a period of 20 business days, ending on March 16, 2023. Payment of the net proceeds of the validly tendered shares took place on March 30, 2023. As part of the CHP Tender Offer, CASEC acquired 1,614,000,000 common shares of CHP, resulting in CASEC owning 89.86% of the outstanding common shares of CHP, with a calculated paid consideration of 1.30 Philippine Pesos per share, an equivalent of 2,098.20 million Philippine Pesos ($38.65 million as of March 31, 2023, based on an exchange rate of 54.29 Philippine Pesos to $1.00) for all the acquired shares.

•

On January 30, 2023, through a subsidiary of ours, we acquired a 51% ownership interest in Israel-based SHTANG Recycle LTD, a CDEW recycling company, for $13 million. As of the date of this report, Cemex believes that the acquisition aligns with our strategy to strengthen our business in developed markets through bolt-on acquisitions in businesses with strong circular and sustainable attributes. SHTANG has been awarded a 13-year license to build and operate a state-of-the-art CDEW recycling facility that is expected to be capable of processing approximately 600,000 tons of waste per year. The CDEW will be used by our Regenera business as raw materials for aggregate production.

•

On February 3, 2023, the Colombian Financial Superintendency (Superintendencia Financiera de Colombia) authorized Cemex España to commence a public delisting tender offer (the “Delisting CLH Offer”) to acquire a minimum of one ordinary share and a maximum of 26,281,913 ordinary shares of CLH registered with the RNVE and the BVC. The period to tender CLH shares under the Delisting CLH Offer concluded on February 28, 2023, with the final results of the Delisting CLH Offer being confirmed on March 3, 2023. As a result of the Delisting CLH Offer, we increased our interest to 99.46% of CLH (excluding shares owned by CLH) and delisted CLH’s shares from the BVC. We currently expect the registry of CLH in the RNVE to be canceled during the first half of 2023. The total consideration that we paid as a result of the acquisition of the validly tendered shares amounted to 4,735 Colombian Pesos per share, totaling 110,007,999,310 Colombian Pesos ($23.64 million as of March 31, 2023, based on an exchange rate of 4,654.42 Colombian Pesos to $1.00). Additionally, we expect legal actions from minority shareholders of CLH that believe the Delisting CLH Offer breached their rights. However, as of the date of this report, Cemex believes any such legal actions would not be adversely resolved against us, but if adversely resolved, we believe this would not have a material adverse impact on our operating results, liquidity or financial position. For more information, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—We are subject to restrictions and reputational risks resulting from non-controlling interests held by third parties in our consolidated subsidiaries. As of the date of this annual report, we control three publicly listed companies, where this risk is heightened.”

•

On March 1, 2023, we announced that on February 28, 2023, Sustainalytics updated its second-party opinion to Cemex’s Green Financing Framework (as described herein), confirming that it aligns with Green Bond Principles 2021, the Green Loan Principles 2021, and the Transition Finance Handbook 2020.

•

On April 21, 2023, we announced that Juan Romero Torres, current Executive Vice President of Sustainability, Commercial and Operational Development of Cemex, S.A.B. de C.V. had decided to retire effective as of June 1, 2023. Mr. Romero’s current responsibilities will be allocated to other members of Cemex’s Executive Committee.

Recent Developments Relating to Our Regulatory Matters and Legal Proceedings

Environmental Matters

Mexico

The trial period of the Emissions Trading System, in which Cemex participated, ended on December 31, 2022. During a conference on climate change, the Mexican government presented the contribution determinations, increasing the national greenhouse gas reduction goal from 22% to 35% in 2030, with respect to its baseline. The Emissions Trading System in Mexico is expected to begin as soon as 2024.

Tax Matters

Spain

Tax Assessment for the years 2006 to 2009

On January 18, 2023, the Spanish Supreme Court, considering the annulment recourse accepted in December 2022, reversed its decision and resolved to admit the filing of Cemex España’s cassation appeal. On March 27, 2023, Cemex España filed the cessation appeal before the Spanish Supreme Court. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters—Spain—Tax Assessment for the years 2006 to 2009.”

Other Legal Proceedings

Egypt Share Purchase Agreement

On February 14, 2023, the High Constitutional Court determined that Law 32/2014 is constitutionally compliant. This determination would allow Cemex to challenge the legal standing of all current lawsuits and protect Cemex’s investment in Egypt. As a result of the determination made by the High Constitutional Court, the two pending cases were resolved in favor of Cemex on February 25, 2023. The plaintiffs have 60 days from the date of the resolution to file an appeal. If the plaintiffs fail to appeal this resolution within the established deadline, these proceedings will be closed. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Egypt Share Purchase Agreement” for more information.

Maceo, Colombia – Legal Proceedings in Colombia

On March 29, 2023, the former Vice President of Planning of CLH, who was also Cemex Colombia’s Director of Planning, and the Representative were found guilty by the first instance judge. The former Vice President of Planning of CLH was found guilty of unfair administration, illicit enrichment, and forgery of private documents, and was sentenced to 15 years in prison and approximately $7.4 million. The Representative was found guilty of illicit enrichment, forgery of private documents, and money laundering, and was sentenced to 21 years in prison and approximately $7.6 million. Both individuals filed an appeal against the ruling on March 29, 2023. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Maceo, Colombia—Legal Proceedings in Colombia” for more information.

Recent Developments Relating to Our Major Shareholders

On February 9, 2023, Blackrock filed with the SEC Amendment No. 14 to a statement on Schedule 13G, stating that, as of their calculations made as of January 31, 2023, Blackrock beneficially owned 1,534,821,421 CPOs, representing 10.1% of Cemex, S.A.B. de C.V.’s outstanding capital stock. BlackRock does not have voting rights different from our other non-Mexican holders of CPOs. As required by Cemex, S.A.B. de C.V.’s by-laws, Cemex, S.A.B. de C.V.’s Board of Directors is required to approve BlackRock’s beneficial ownership of Cemex, S.A.B. de C.V.’s outstanding capital stock. Pursuant to the authorizations by Cemex, S.A.B. de C.V.’s Board of Directors, BlackRock is authorized to acquire up to 13% of Cemex, S.A.B. de C.V.’s capital stock with voting rights.

On March 3, 2023, Baillie Gifford filed with the SEC Amendment No. 1 to a statement on Schedule 13G, stating that, as of their calculations made as of February 28, 2023, Baillie Gifford beneficially owned 752,914,110 CPOs, representing 4.97% of Cemex, S.A.B. de C.V.’s outstanding capital stock. Baillie Gifford does not have voting rights different from our other non-Mexican holders of CPOs.

Item 6—Directors, Senior Management and Employees

Senior Management and Directors

Senior Management

Set forth below is the name, position, and experience of each member of our senior management team as of December 31, 2022. The terms of office of the senior managers are indefinite.

Name:	Fernando A. González Olivieri.

Age as of December 31, 2022:	68.

Citizenship:	Mexican.

Nationality:	Mexican.

Title:	Chief Executive Officer.

Seniority:	Since 1989

Tenure as Cemex’s Chief Executive Officer:	Since 2014.

Type of Board Member:	Non-Independent.

Tenure on Cemex’s Board of Directors:	Since 2015.

Tenure on Cemex’s Sustainability Committee:	Since 2022.

Board Membership at Listed Entities:	Mr. González Olivieri is a member of the board of directors of GCC, S.A.B. de C.V. (formerly Grupo Cementos de Chihuahua, S.A.B. de C.V.), and of Axtel, S.A.B. de C.V.

Experience at Cemex and Other Relevant Experience:	Mr. González Olivieri joined Cemex in 1989 and held various positions in the Strategic Planning, Business Development and Human Resources departments through 1998. From 1998 through 2009, Mr. González Olivieri led various regions of Cemex, including SCA&C, Europe, Asia and Oceania. He was appointed as Cemex’s Executive Vice President of Planning and Development in May 2009, and he was appointed Cemex’s Chief Financial Officer in 2011. Mr. González Olivieri held these positions until he was named Chief Executive Officer in 2014.

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

Mr. González Olivieri is a member of the Board of Trustees of Tecmilenio University, which forms part of the Instituto Tecnológico y de Estudios Superiores de Monterrey (a Mexican academic institution).

Education:	He holds a B.A. degree in Business Administration, and an M.B.A. from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

Name:	Jaime Muguiro Domínguez.

Age as of December 31, 2022:	54.

Citizenship:	Spanish.

Nationality:	Spanish.

Title:	President of Cemex USA.

Seniority:	Since 1996.

Tenure as President of Cemex USA:	Since 2019.

Experience at Cemex and Other Relevant Experience:	Mr. Muguiro Domínguez has held several executive positions in the Strategic Planning, Business Development, Ready-Mix Concrete, Aggregates and Human Resources areas. He headed Cemex’s operations in Egypt, our former Mediterranean Region operations, and more recently, our operations in the South, Central America, and the Caribbean region.

Education:	He holds a B.A. degree in Management from San Pablo CEU University in Spain, a Law degree from the Universidad Complutense de Madrid, and an MBA from the Massachusetts Institute of Technology.

Name:	Ricardo Naya Barba.

Age as of December 31, 2022:	50.

Citizenship:	Mexican.

Nationality:	Mexican.

Title:	President of Cemex Mexico.

Seniority:	Since 1996.

Tenure as President of Cemex México:	Since 2019.

Experience at Cemex and Other Relevant Experience:	Mr. Naya Barba has held several executive positions, including Vice President of Strategic Planning for the South, Central America and the Caribbean region, Vice President of Strategic Planning for the Europe, Middle East, Africa and Asia region, President of Cemex Poland and the Czech Republic, Vice President of Strategic Planning for the United States, Vice President of Commercial and Marketing in Mexico, Vice President of Distribution Segment Sales in Mexico, and most recently, President of Cemex Colombia.

Education:	He holds a B.A. degree in Economics from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an M.B.A. from the Massachusetts Institute of Technology.

Name:	Sergio Mauricio Menéndez Medina.

Age as of December 31, 2022:	52.

Citizenship:	Mexican.

Nationality:	Mexican.

Title:	President of Cemex Europe, Middle East, Africa & Asia.

Seniority:	Since 1993.

Tenure as President of Cemex Europe, Middle East, Africa & Asia:	Since 2020.

Experience at Cemex and Other Relevant Experience:	Mr. Menéndez Medina has held several executive positions, including Director of Planning and Logistics in Asia, Corporate Director of Commercial Development, President of Cemex Philippines, Vice President of Strategic Planning for the Europe, Middle East, Africa and Asia region, President of Cemex Egypt, Vice President of Infrastructure Segment and Government Sales in Mexico, and most recently, as Vice President of Distribution Segment Sales in Mexico.

Education:	He holds a B.S. degree in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an M.B.A. from Stanford University.

Name:	José Antonio González Flores.

Age as of December 31, 2022:	52.

Citizenship:	Mexican and Spanish.

Nationality:	Mexican.

Title:	Executive Vice President of Strategic Planning and Business Development.

Seniority:	Since 1998.

Tenure as Executive Vice President of Strategic Planning and Business Development:	Since 2020.

Experience at Cemex and Other Relevant Experience:	Mr. González Flores has held executive positions in the Finance, Strategic Planning, and Corporate Communications and Public Affairs areas, and, prior to his current role, was our Executive Vice President of Finance and Administration (CFO).

Additionally, Mr. González Flores is a member of the board of directors of GCC (formerly Grupo Cementos de Chihuahua, S.A.B. de C.V.) and is an alternate director of the board of directors of Axtel, S.A.B. de C.V.

Education:	He holds a B.S. degree in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an M.B.A. from Stanford University.

Name:	Luis Hernández Echávez.

Age as of December 31, 2022:	59.

Citizenship:	Mexican.

Nationality:	Mexican.

Title:	Executive Vice President of Digital and Organization Development.

Seniority:	Since 1996.

Tenure as Executive Vice President of Digital and Organization Development:	Since 2020.

Experience at Cemex and Other Relevant Experience:	Mr. Hernández Echávez has held senior management positions in Strategic Planning and Human Resources. In his current position, he heads the areas of Organization and Human Resources, Information Technology, Digital Innovation, as well as Cemex Ventures.

Education:

He holds a B.S. degree in Civil Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, a Master’s degree in Civil Engineering, and an MBA from the University of Texas at Austin.

Name:	Maher Al-Haffar.

Age as of December 31, 2022:	64.

Citizenship:	American.

Nationality:	American.

Title:	Executive Vice President of Finance and Administration and Chief Financial Officer.

Seniority:	Since 2000.

Tenure as Executive Vice President of Finance and Administration and Chief Financial Officer:	Since 2020.

Experience at Cemex and Other Relevant Experience:	Mr. Al-Haffar has held several executive positions, including Managing Director of Finance, Head of Investor Relations, and most recently, Executive Vice President of Investor Relations, Corporate Communications and Public Affairs.

Additionally, he is a member of the UN Global Compact CFO Coalition for the SDGs. Mr. Al-Haffar was a member of the NYSE Advisory Board and, before joining Cemex, he spent nineteen years with Citicorp Securities Inc. and with Santander Investment Securities as an investment banker and capital markets professional.

Education:	He holds a B.S. degree in Economics from the University of Texas and a Master’s degree in International Relations and Finance from Georgetown University.

Name:	Mauricio Doehner Cobián.

Age as of December 31, 2022:	48.

Citizenship:	Mexican and German.

Nationality:	Mexican.

Title:	Executive Vice President of Corporate Affairs, Enterprise Risk Management and Social Impact.

Seniority:	Since 1996.

Tenure as Executive Vice President of Corporate Affairs, Enterprise Risk Management and Social Impact:	Since 2021.

Experience at Cemex and Other Relevant Experience:	Mr. Doehner Cobián has held several executive positions in areas such as Strategic Planning and Enterprise Risk Management for Europe, Asia, the Middle East, South America and Mexico, and most recently Executive Vice President of Corporate Affairs and Enterprise Risk Management.

Additionally, he has also worked in the public sector within the office of the Mexican Presidency. Mr. Doehner was president of the Mexican National Cement Chamber (Cámara Nacional del Cemento) between 2017 and 2019, Vice President of the Transformation Industry Chamber (CAINTRA – Cámara de la Industria de Transformación) between 2012 and 2013. He’s currently Vice President of Social Responsibility and Vertebration of the Mexican Employers Confederation (COPARMEX – Confederación Patronal de la República Mexicana), and member of the board of directors of Vista Oil & Gas, S.A.B. de C.V., Trust for the Americas and Museo de Arte Contemporáneo de Monterrey, A.C.

Education:	He holds a B.A. degree in Economics from the Instituto Tecnológico y de Estudios Superiores de Monterrey, an M.B.A. from Instituto Panamericano de Alta Dirección de Empresas (IPADE) and IESE Business School of the University of Navarra in Madrid, and a Master’s in Public Administration from Harvard University.

Name:	Juan Romero Torres.

Age as of December 31, 2022:	65.

Citizenship:	Spanish.

Nationality:	Spanish.

Title:	Executive Vice President of Sustainability, Commercial and Operations Development.

Seniority:	Since 1989.

Tenure as Executive Vice President of Sustainability, Commercial and Operations Development:	Since 2019.

Experience at Cemex and Other Relevant Experience:	Mr. Romero Torres has held several senior positions, including head of operations in Colombia and Mexico, President of Cemex’s South America and the Caribbean Region, President of our Europe, Middle East, Africa and Asia Region, and, most recently, President of Cemex México. He also assumed the Global Supply Chain Development functions at Cemex effective as of October 1, 2020, and currently leads our Digital Marketing function as well.

Additionally, Mr. Romero was appointed Vice President and representative of the board of directors of the National Chamber of Cement (Cámara Nacional del Cemento) in June 2011 and is also a member of the board of directors of GCC, S.A.B. de C.V. (formerly Grupo Cementos de Chihuahua, S.A.B. de C.V.).

Education:	He holds a Law degree and a B.S. degree in Economics and Business Administration, both from the University of Comillas in Spain.

Name:	Jesús Vicente González Herrera.

Age as of December 31, 2022:	57.

Citizenship:	American.

Nationality:	Spanish.

Title:	President of Cemex South, Central America and the Caribbean.

Seniority:	Since 1998.

Tenure as President of Cemex South, Central America and the Caribbean:	Since 2019.

Experience at Cemex and Other Relevant Experience:

Mr. González Herrera has held several senior positions, including Corporate Director of Strategic Planning, Vice President of Strategic Planning in Cemex USA, President of Cemex Central America, President of Cemex UK and, more recently, Executive Vice President of Sustainability and Operations Development.

Additionally, he is Cemex Latam Holdings, S.A.’s Chairman and member of the board of directors, as well as its Chief Executive Officer.

Education:	He holds a B.S. and an M.Sc. in Naval Engineering, both from the Polytechnic University of Madrid and an M.B.A. from IESE—University of Navarra, Barcelona.

Name:	Louisa (Lucy) P. Rodriguez.

Age as of December 31, 2022:	63.

Citizenship:	American.

Nationality:	American.

Title:	Executive Vice President of Investor Relations, Corporate Communications and Public Affairs.

Seniority:	Since 2006.

Tenure as Executive Vice President of Investor Relations, Corporate Communications and Public Affairs:	Since 2021.

Experience at Cemex and Other Relevant Experience:	Ms. Rodriguez has held several executive positions including Head of Investor Relations. She has over 25 years of experience in international finance and capital markets.

Prior to Cemex, Ms. Rodríguez spent 15 years at Citibank and Santander where she was a capital markets professional in Emerging Markets and held various senior management roles. In her early career, she also worked for KPMG, and she was previously a Certified Public Accountant.

Education:	She holds a B.A. degree in Economics from Trinity College (Hartford, CT.), an M.B.A. from New York University, and a Master’s from Columbia University School of International and Public Affairs.

Name:	Rafael Garza Lozano.

Age as of December 31, 2022:	59.

Citizenship:	Mexican.

Nationality:	Mexican.

Title:	Vice President of Comptrollership.

Seniority:	Since 1985.

Tenure as Vice President of Comptrollership:	Since 1999.

Experience at Cemex and Other Relevant Experience:	Mr. Garza Lozano is a member of the board of directors of the Mexican Council for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera) and an alternate member of the board of directors of GCC, S.A.B. de C.V. (formerly Grupo Cementos de Chihuahua, S.A.B. de C.V.)

Mr. Garza Lozano is a certified public accountant.

Education:	He has a Master’s degree in Administration and Finance from the Instituto Tecnológico y de Estudios Superiores de Monterrey. He also attended executive programs at Instituto Tecnológico Autónomo de México (ITAM), Instituto Panamericano de Alta Dirección de Empresas (IPADE) and Harvard University.

Name:	Roger Saldaña Madero.

Age as of December 31, 2022:	54.

Citizenship:	Mexican.

Nationality:	Mexican.

Title:	Senior Vice President of Legal.

Seniority:	Since 2000.

Tenure as Senior Vice President of Legal:	Since 2017.

Experience at Cemex and Other Relevant Experience:	Mr. Saldaña joined Cemex in 2000 and served as Legal Counsel of Cemex and, from 2001 to 2011, as General Counsel of NEORIS, a Cemex subsidiary specialized in providing information technology services. From 2005 and until 2017, Mr. Saldaña was Senior Corporate Counsel of Cemex, and was responsible for, among other matters, corporate finance legal affairs and, since June 1, 2017, has served as Cemex’s Senior Vice President of Legal. On March 30, 2017, Mr. Saldaña was appointed Secretary of the Board of Directors of Cemex, S.A.B. de C.V. and the committees to such Board of Directors. Prior to joining Cemex, he served as Legal Counsel in Cydsa, S.A.B. de C.V. from 1995 to 2000 in the city of Monterrey, Nuevo León, Mexico, was a foreign associate in the law firm Fried, Frank, Harris, Shriver & Jacobson, in New York, N.Y., USA from 1994 until 1995 and previously was Chief of the Double Taxation Department in Mexico’s Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) in Mexico City, Mexico.

Education:	Mr. Saldaña is a graduate of the Universidad de Monterrey, A.C. (UDEM) with a degree in Law, holds a Master’s degree in Law (LL.M.) from Harvard University, and a diploma from Harvard University’s International Tax Program.

Senior Management Skill Matrix

(1)	M = Male, F = Female

Snapshot of the Board of Directors as of December 31, 2022

Name	Director Since	Independence	Committee Memberships			Participation in Boards of Other Public Companies
			AC	CPFC	SC
Rogelio Zambrano Lozano	1987	—				1
Fernando Ángel González Olivieri	2015	—			•	2
Marcelo Zambrano Lozano	2017	—			•	2
Armando J. García Segovia	1983	✓				2
Rodolfo García Muriel	1985	✓	•	•		—
Francisco Javier Fernández Carbajal	2012	✓	•		•	3
David Martínez Guzmán	2015	✓				3
Armando Garza Sada	2015	✓		•		6
Everardo Elizondo Almaguer	2016	✓				3
Ramiro Villarreal Morales	2017	✓				3
Gabriel Jaramillo Sanint	2018	✓				1
Isabel María Aguilera Navarro	2019	✓				4
AC = Audit Committee		Chairman of the Board of Directors
CPFC = Corporate Practices and Finance Committee		President of the Committee • Member
SC = Sustainability Committee

Board of Directors

Set forth below are the names, positions, and experiences of the members of Cemex, S.A.B. de C.V.’s Board of Directors as of December 31, 2022. For information regarding the individuals that were appointed as members of Cemex, S.A.B. de C.V.’s Board of Directors at Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meeting held on March 24, 2023, see “Item 5—Operating and Financial Review and Prospects—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings.”

No alternate directors were elected at Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meeting that took place on March 23, 2022. Members of Cemex, S.A.B. de C.V.’s Board of Directors serve for one-year terms.

Name:	Rogelio Zambrano Lozano.

Age as of December 31, 2022:	66.

Citizenship:	Mexican.

Nationality:	Mexican.

Type of Board Member:	Non-Independent.

Role within Cemex’s Board of Directors:	Chairman.

Tenure on Cemex’s Board of Directors:	Member since 1987, and Chairman since 2014.

Board Memberships at Listed Entities:	Mr. Zambrano Lozano is an alternate member of the Board of Directors of Banco Santander México, S.A. (a Mexican financial institution listed in Mexico and on the New York Stock Exchange), which is expected to be delisted from both exchanges in 2023.

Other Current Roles:	He is a member of the Regional Council of Banco de México (Mexico’s central bank), a member of the Mexican Business Council (Consejo Mexicano de Negocios) and he is also a member of the Board of Trustees of the Instituto Tecnológico y de Estudios

Superiores de Monterrey, as well as a visiting professor at this same University.

Experience:	He was President of Cemex’s Finance Committee from 2009 until March 2015.

Mr. Zambrano Lozano has been involved in the construction and building materials industries for over 40 years, as well as in various entrepreneurship matters in Mexico and the United States, after founding and serving as Chief Executive Officer of Carza, S.A.P.I. de C.V., a leading real estate development company. With his vast experience and proven leadership, since his appointment as Chairman, Mr. Zambrano Lozano has been responsible for guiding the company’s global business strategy, particularly focusing on strengthening best corporate governance practices, based on a commitment to create lasting value for all Cemex’s stakeholders.

Education:	He holds a B.S. degree in Industrial and Systems Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, and an M.B.A. from the Wharton Business School of the University of Pennsylvania.

Name:	Fernando A. González Olivieri.

Age as of December 31, 2022:	68.

Citizenship:	Mexican.

Nationality:	Mexican.

Type of Board Member:	Non-Independent.

Tenure on Cemex’s Board of Directors:	Since 2015.

Tenure on Cemex’s Sustainability Committee:	Since 2022.

Board Membership at Listed Entities:	Mr. González Olivieri is a member of the board of directors of GCC, S.A.B. de C.V. (formerly Grupo Cementos de Chihuahua, S.A.B. de C.V.), and of Axtel, S.A.B. de C.V. (both Mexican corporations listed in Mexico).

Experience and Education:	See “Item 6—Directors, Senior Management and Employees—Senior Management and Directors—Senior Management.”

Name:	Marcelo Zambrano Lozano.

Age as of December 31, 2022:	67.

Citizenship:	Mexican.

Nationality:	Mexican.

Type of Board Member:	Non-Independent.

Tenure on Cemex’s Board of Directors:	Since 2017.

Tenure on Cemex’s Sustainability Committee:	Since 2017.

Board Memberships at Listed Entities:	He is a member of the Technical Committee of one of Go Proyectos, S.A. de C.V.’s development trusts, known by its ticker symbol as CARZACK 18, which is listed in Mexico. He is a member of Technical Committee of Fibra Inn, a Real Estate Investment Trust listed in Mexico.

Other Current Roles:	He is a founding partner and Executive Chairman of the board of directors of Carza, S.A.P.I. de C.V., a recognized real estate development non-public corporation in the residential, commercial and industrial sectors. He is a member of the board of directors of Grupo Vigia, S.A. de C.V. (a Mexican non-public corporation dedicated to distribution of gas, fuel, and other oil derivatives), and of GreenPaper (Productora de Papel, S.A. de C.V.) (a Mexican non-public corporation dedicated to the fabrication and distribution of paper). He is also a member of the General Board of Universidad de Monterrey, A.C., a Mexican academic institution (UDEM), and of the General Board of Teléfonos de México, S.A.B. de C.V. (a Mexican non-public corporation).

Experience:	His ample knowledge of the real estate and construction industries in Mexico and the United States provides the Board of Directors with an insightful view of major trends shaping the sector globally, particularly in key areas such as logistics and supply-chain development, thus helping Cemex to anticipate the evolving needs of its customers in the aforementioned markets.

Education:	He holds a B.A. degree in Marketing from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

Name:	Armando J. García Segovia.

Age as of December 31, 2022:	70.

Citizenship:	Mexican.

Nationality:	Mexican and Spanish.

Type of Board Member:	Independent.

Tenure on Cemex’s Board of Directors:	Since 1983.

Tenure on Cemex’s Sustainability Committee:	Member since 2014 and President since 2014.

Board Memberships at Listed Entities:	He is a member of the board of directors of Hoteles City Express, S.A.B. de C.V., and an independent member of the board of directors of GCC, S.A.B. de C.V. (formerly Grupo Cementos de Chihuahua, S.A.B. de C.V.), both of which are listed corporations in Mexico.

Other Current Roles:	He is a member of the board of directors of Innovación y Conveniencia, S.A. de C.V. (a Mexican non-public corporation) and of the board of directors of Universidad de Monterrey, A.C. (UDEM). He serves as Vice President of the Patronato del Museo de la Fauna y Ciencias Naturales, A.B.P. and he is a member of the Consejo de Participación Ciudadana de Parques y Vida Silvestre de Nuevo León, two not-for-profit entities with a sustainability agenda. Mr. García Segovia is the founder and Chairman of the board of directors of Comenzar de Nuevo, A.C., a non-profit organization focused on the treatment, education, prevention, and research of eating behavior disorders and related diseases. Mr. García Segovia also serves as honorary consul in Monterrey of the Kingdom of Denmark.

Experience:	He worked at Cydsa, S.A.B. de C.V. (a Mexican listed corporation) and Conek, S.A. de C.V. (a Mexican non-public corporation). From 1985 to 2010, he held several positions at Cemex, including Director of Operations and Strategic Planning, Corporate Services, and Business Development, as well as Executive Vice President of Development, Technology, Energy and Sustainability. He was also Vice President of the Mexican Employers’ Association (COPARMEX), Chairman of the Private Sector Center for Sustainable Development Studies (CESPEDES), and a member of the board of directors of the World Environmental Center (a non-profit organization).

He brings to the Board of Directors a broad knowledge of the technical and production aspects of the global building-materials industry, along with a deep commitment to sustainability, climate action and nature conservancy, that provides valuable leadership to Cemex’s sustainability and climate action strategy, a core component to the company’s long-term value creation objective.

Education:	He holds a B.S. degree in Mechanical Engineering and Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey, and an M.B.A. from the University of Texas.

Name:	Rodolfo García Muriel.

Age as of December 31, 2022:	77.

Citizenship:	Mexican.

Nationality:	Mexican.

Type of Board Member:	Independent.

Tenure on Cemex’s Board of Directors:	Since 1985.

Tenure on Cemex’s Corporate Practices and Finance Committee:	Since 2015.

Tenure on Cemex’s Audit Committee:	Since 2016.

Board Memberships at Listed Entities:	N/A

Other Current Roles:	He is the chief executive officer of Compañía Industrial de Parras, S.A. de C.V., chairman of the board of directors of Grupo Romacarel, S.A.P.I de C.V., (both are non-public corporations) and a member of the regional board of directors of Grupo Financiero Citibanamex (a non-public corporation).

Experience:	He was a member of Cemex’s Finance Committee from 2009 until March 2015.

Mr. García Muriel is a Mexican business leader with decades of experience and an outstanding record as founder, director and president of major companies in the manufacturing, construction, transport and communications industries. His vast business experience brings to the Board of Directors useful knowledge in critical areas such as logistics and manufacturing as well as macroeconomic and market trends.

Education:	He holds a B.S. degree in Electric Mechanical Engineering from the Universidad Iberoamericana and completed specialized programs in Business Administration at both Harvard University, and the Anderson School of the University of California in Los Angeles (UCLA).

Name:	Francisco Javier Fernández Carbajal.

Age as of December 31, 2022:	67.

Citizenship:	Mexican.

Nationality:	Mexican.

Type of Board Member:	Independent.

Tenure on Cemex’s Board of Directors:	Since 2012.

Tenure on Cemex’s Audit Committee:	Since 2015.

Tenure on Cemex’s Sustainability Committee:	Since 2016.

Tenure on Cemex’s Corporate Practices and Finance Committee:	Member since 2015 and President since 2019.

Board Memberships at Listed Entities:	He is a member of the board of directors of Alfa, S.A.B. de C.V., a listed corporation in Mexico and of two public corporations listed on the New York Stock Exchange: Fomento Económico Mexicano, S.A.B. de C.V. (also a listed corporation in Mexico), and VISA, Inc.

Other Current Roles:	Mr. Fernández Carbajal is the Chief Executive Officer of Servicios Administrativos Country, S.A. de C.V. (a Mexican non-public corporation).

Experience:	Previously, he held positions at Grupo Financiero BBVA Bancomer, including Deputy President of Strategic Planning, President of Systems and Operations, Chief Financial Officer, and Chief Executive Officer.

With a 40-year business career and in-depth knowledge of specialized areas like payment systems and complex financial services worldwide, Mr. Fernández Carbajal brings to the Board of Directors relevant insights in strategic planning and risk management, as well as in essential business functions, including financial reporting and competitive compensation mechanisms, which are central to attracting and retaining talent.

Education:	He holds a B.S. degree in Electric Mechanical Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, and an M.B.A. from the Harvard Business School.

Name:	Armando Garza Sada.

Age as of December 31, 2022:	65.

Citizenship:	Mexican.

Nationality:	Mexican.

Type of Board Member:	Independent.

Tenure on Cemex’s Board of Directors:	Since 2015.

Tenure on Cemex’s Corporate Practices and Finance Committee:	Since 2015.

Board Memberships at Listed Entities:	Mr. Garza Sada is the Chairman of the board of directors of Alfa, S.A.B. de C.V., a listed corporation in Mexico with operations in 23 countries, and a business portfolio that includes petrochemicals, refrigerated food, telecommunications, IT and energy. He is also Chairman of the board of directors of Alpek, S.A.B. de C.V., and of Nemak, S.A.B. de C.V., a member of the board of directors of Axtel, S.A.B. de C.V., El Puerto de Liverpool, S.A.B. de C.V., and Grupo Lamosa, S.A.B. de C.V., all of which are listed corporations in Mexico.

Other Current Roles:	He is an alternate member of the board of directors of Grupo Financiero BBVA México, S.A. de C.V. (a non-public corporation). He is also a member of the Board of Trustees of the Instituto Tecnológico y de Estudios Superiores de Monterrey.

Experience:	Mr. Garza Sada’s decades of experience at the highest corporate level in top-ranked companies provides the Board of Directors with a unique insight on the global economic landscape, and a hands-on experience to best align the company’s business strategy with its day-to-day operations.

Education:	Mr. Garza Sada holds a B.S. degree in Industrial Engineering from the Massachusetts Institute of Technology and an M.B.A. from Stanford University.

Name:	David Martínez Guzmán.

Age as of December 31, 2022:	65.

Citizenship:	British.

Nationality:	British.

Type of Board Member:	Independent.

Tenure on Cemex’s Board of Directors:	Since 2015.

Board Memberships at Listed Entities:	He serves on the board of directors of Alfa, S.A.B. de C.V. and of Vitro, S.A.B. de C.V., both of which are listed corporations in Mexico, and of Sabadell Bank, a listed corporation in Spain.

Other Current Roles:	He is the founder and Principal of Fintech Advisory Inc., as well as Managing Director of its London subsidiary, Fintech Advisory, Ltd., and member of the board of directors of ICA Tenedora, S.A. de C.V.

Experience:	Mr. Martínez Guzmán is the Principal of Fintech Advisory Inc., which he founded in 1987. From 1984 to 1986, Mr. Martínez worked as Vice-President, Latin America Sovereign Restructuring unit of Citibank, N.A. in New York, where he helped coordinate the 1984 Argentina Financing Plan. Since founding Fintech, Mr. Martínez Guzmán has participated, at times as the largest creditor, in most of the sovereign debt restructurings around the world, historically approaching sovereign restructurings with a collaborative approach to governments. Mr. Martínez Guzman also has a strong track record of successful involvement in corporate restructurings and debt exchanges, most often working with companies to ensure long-term viability and business continuity as a value-recovering proposition. More recently, Mr. Martínez Guzmán has allocated a significant portion of Fintech’s position to private equity investments, successfully investing across multiple jurisdictions in Latin America, Asia, and Europe, and across a wide range of sectors, including telecom and media, utilities, industrials, infrastructure, construction, oil and gas, and financial institutions.

Mr. Martínez Guzmán brings a renowned worldwide expertise in the financial sector and global markets to the Board of Directors, providing significant guidance on Cemex’s proactive financial management for deleveraging and achieving an investment grade credit rating, as well as the company’s sustainable growth strategy.

Education:	He holds a B.S. degree in Mechanical and Electrical Engineering from the Universidad Nacional Autónoma de México (UNAM), a B.A. degree in Philosophy from the Universitas Gregoriana in Rome, Italy, and an M.B.A. from Harvard Business School.

Name:	Everardo Elizondo Almaguer.

Age as of December 31, 2022:	79.

Citizenship:	Mexican.

Nationality:	Mexican.

Type of Board Member:	Independent.

Tenure on Cemex’s Board of Directors:	Since 2016.

Tenure on Cemex’s Audit Committee:	Member since 2018 and President since 2019.

Board Memberships at Listed Entities:	He is a member of the board of directors of Grupo Financiero Banorte, S.A.B. de C.V., of Compañía Minera Autlán, S.A.B. de C.V., and of Gruma, S.A.B. de C.V., all of which are listed corporations in Mexico.

Other Current Roles:	Mr. Elizondo is a professor of Macroeconomics at EGADE Business School of the Instituto Tecnológico y de Estudios Superiores de Monterrey, and at the School of Economics of the Universidad Autónoma de Nuevo León (UANL). He is also a member of the board of directors of Afore XXI-Banorte, S.A., and of Rassini, S.A.B. de C.V. (these two are non-public corporations).

Experience:	Mr. Elizondo Almaguer qualifies as a “financial expert” for purposes related to the Sarbanes-Oxley Act.

He served as deputy governor of the Banco de México (Mexico’s central bank) from 1998 to 2008. Before that, he was the director for Economic Studies at Alfa, S.A.B. de C.V. (a Mexican listed company), and at Grupo Financiero BBVA Bancomer, S.A. de C.V. (a listed financial institution). He founded and was the director of the Graduate School of Economics of the UANL.

With a distinguished professional career as a financial analyst, exemplary public official and academic scholar, Mr. Elizondo Almaguer brings to the Board of Directors extensive knowledge of the financial system and the international macroeconomic environment, providing insights to ensure the Company’s full observance of best corporate practices, and identify new business opportunities.

Education:	Mr. Elizondo Almaguer holds a B.A. degree in Economics from the Universidad Autónoma de Nuevo León, a Master’s in Economics from the University of Wisconsin-Madison, a certificate from Harvard University’s International Tax Program and a Honoris Causa Doctorate from the Universidad Autónoma de Nuevo León.

Name:	Ramiro Gerardo Villarreal Morales.

Age as of December 31, 2022:	75.

Citizenship:	Mexican.

Nationality:	Mexican and Spanish.

Type of Board Member:	Independent.

Tenure on Cemex’s Board of Directors:	Since 2017.

Board Memberships at Listed Entities:	He is a member of the board of directors of Andean Precious Metals, which is a company listed on the Toronto Stock Exchange, and of two public corporations listed on the Mexican Stock Exchange: GCC, S.A.B. de C.V. (formerly Grupo Cementos de Chihuahua, S.A.B. de C.V.) and Vinte Viviendas Integrales, S.A.B. de C.V.

Other Current Roles:	Mr. Villarreal Morales is a member of the advisory board of Arendal (a non-public corporation in the construction industry).

Experience:	He joined Cemex in 1987 as General Legal Director, and subsequently served in various positions, including Executive Vice President of Legal and Advisor to the Chairman of the Board of Directors and the Chief Executive Officer until December 2017. Previously, he served as General Director of the regional bank division of Banpaís, where he was responsible for the operation of the bank’s 121 branches, and, until February 2012, he was the Secretary of the board of directors of Enseñanza e Investigación Superior, A.C., a non-profit managed by the Instituto Tecnológico y de Estudios Superiores de Monterrey.

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

Education:	He holds a B.A. degree in Law from the Universidad Autónoma de Nuevo León, and a Master’s in Finance from the University of Wisconsin-Madison.

Name:	Gabriel Jaramillo Sanint.

Age as of December 31, 2022:	73.

Citizenship:	Brazilian.

Nationality:	Colombian.

Type of Board Member:	Independent.

Tenure on Cemex’s Board of Directors:	Since 2018.

Board Memberships at Listed Entities:	He is a member of the board of directors of Minerva Foods, a listed corporation in Brazil.

Other Current Roles:	Mr. Jaramillo Sanint is the founder and director of a sustainable economic development program in the Orinoco Basin in Colombia. He is also a member of the board of directors of Centro Hospitalario Tatama (Colombia) (a non-profit organization), Medicines For Malaria Ventures (a non-profit organization) based in Geneva, Switzerland and the Colombian branch of BTG Pactual Bank.

Experience:	Previously, he served as Chairman of the board of directors and chief executive officer of Santander USA (formerly Sovereign Bank), Banco Santander Brasil, and Banco Santander Colombia, and as CEO of Citibank Mexico, and Citibank Colombia. Since retiring, he has focused on health-related philanthropic work, leading the transformation of the Global Fund to Fight AIDS, Tuberculosis and Malaria, which raised $13 billion from 2017 to 2020.

From October 2012 to April 2018, he was a member of the board of directors and president of the audit committee of Cemex Latam Holdings, S.A., a company listed on the Colombian Securities Exchange.

With an outstanding 35-year career in South America, Mexico and the United States, Mr. Jaramillo Sanint not only brings to Cemex’s Board of Directors extensive experience in complex financial matters, but also in sustainability, health and safety, as well as corporate social responsibility, a pillar of Cemex’s global strategy to achieve sustainable growth and create lasting value.

Education:	Mr. Jaramillo Sanint holds a B.A. degree in Marketing and an M.B.A. from California State University. In 2015, Mr. Jaramillo Sanint received honorary degrees from the Universidad Autónoma de Manizales in Colombia and Northeastern University.

Name:	Isabel María Aguilera Navarro.

Age as of December 31, 2022:	62.

Citizenship:	Spanish.

Nationality:	Spanish.

Type of Board Member:	Independent.

Tenure on Cemex’s Board of Directors:	Since 2019.

Board Memberships at Listed Entities:	She is a member of the board of directors of Oryzon Genomics, S.A., Lar España Real Estate SOCIMI, S.A., and Clínica Baviera, all of which are listed corporations in Spain.

Other Current Roles:	She is an independent consultant and an associate professor at the ESADE Business School in Barcelona. She is a member of the board of directors of the Spanish multinational state-owned entity Canal de Isabel II, which manages the water supply infrastructure of Madrid, Spain and has operations in South America. She is also a member of the board of directors of Making Science, a company listed on the BME Growth market.

Experience:	Mrs. Aguilera Navarro was President of General Electric Spain and Portugal from 2008 to 2009, General Manager of Google Inc. (now Alphabet) Spain and Portugal from 2006 to 2008, Operations Director of NH Hotel Group SA from May 2002 to June 2005, and General Director of Dell Computer Corporation for Spain, Italy and Portugal from March 1997 to May 2002. She has also served as an adviser to various Spanish non-profit organizations, including the Companies Institute (Instituto de Empresa), and the Association for Management Progress (Asociación para el Progreso de la Gestión). She was a member of the Advisory Board of Farmaindustria, Ikor, and Pelayo Mutua de Seguros, and a business entrepreneur from 2009 to 2012 at Twindocs International. Previously, she was a board member of Banca Farmafactoring S.p.A. and Hightech Payment System SA.

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

Education:	Mrs. Aguilera Navarro holds a B.A. degree in Architecture and Urban Planning from the Escuela Técnica Superior de Arquitectura de Sevilla (ETSA), an M.B.A. from the IE Business School, and has a Specialization Diploma in the Metaverse from The Valley Digital Business School in Madrid.

Board of Directors Skill Matrix

(1)	M = Male, F = Female
(2)	N = Non-independent, I = Independent

Familial relationships among members of Cemex, S.A.B. de C.V.’s Board of Directors

•	Rogelio Zambrano Lozano

Mr. Rogelio Zambrano Lozano (Chairman of Cemex’s Board of Directors) has a familial relationship with Mr. Marcelo Zambrano Lozano.

•	Marcelo Zambrano Lozano

Mr. Marcelo Zambrano Lozano has a familial relationship with Mr. Rogelio Zambrano Lozano (Chairman of Cemex’s Board of Directors).

•	Armando J. García Segovia

Mr. Armando J. García Segovia has a familial relationship with Mr. Rodolfo García Muriel.

•	Rodolfo García Muriel

Mr. Rodolfo García Muriel has a familial relationship with Mr. Armando J. García Segovia.

Senior Management and Board Composition

The composition of our Senior Management and Board of Directors, as well as certain information regarding the areas of expertise and seniority of their members as of December 31, 2022, is addressed in this section.

Senior Management

Gender

As of December 31, 2022, our senior management was comprised of 13 members, of which 92% were men and 8% were women.

Seniority (in years at the Company)

As of December 31, 2022, our senior management’s average years at the Company was 27 years.

Board of Directors

Gender

As of December 31, 2022, our Board of Directors was comprised of 12 members, of which 92% were men and 8% were women.

Tenure (in years as a member of the Board of Directors)

As of December 31, 2022, our Board of Directors’ average tenure was 14 years.

Independence

As of December 31, 2022, our Board of Directors was comprised of 12 members, of which 25% were considered to be non-independent and 75% were considered to be independent.

As of December 31, 2022, there were no alternate members of Cemex, S.A.B. de C.V.’s Board of Directors.

Board Practices

Pursuant to the Mexican securities market law (Ley del Mercado de Valores) (the “Mexican Securities Market Law”), Cemex, S.A.B. de C.V.’s management is the responsibility of its Board of Directors and its chief executive officer. The Mexican Securities Market Law and Cemex, S.A.B. de C.V.’s by-laws (estatutos sociales) together set forth the fiduciary duties of the members of Cemex, S.A.B. de C.V.’s Board of Directors, who are required:

•	to perform their duties in a value-creating manner for the benefit of Cemex without favoring a specific shareholder or group of shareholders;

•	to act diligently and in good faith by adopting informed decisions;

•	to maintain the confidentiality of the information and matters of which they become aware in their capacity as directors, when such information or matters are not of public knowledge;

•	to abstain from discussions and voting relating to matters in which they have an interest; and

•	to abstain from engaging in illicit acts or activities; and to act in a manner consistent with the duty of care and the duty of loyalty.

The Mexican Securities Market Law also specifies that the duties of surveillance over our business are the responsibility of the board of directors, which are fulfilled by the Corporate Practices and Finance Committee and the Audit Committee, as well as through the external auditor who audits the entity’s financial statements, each within its professional role.

Pursuant to the Mexican Securities Market Law and Cemex, S.A.B. de C.V.’s by-laws, at least 25% of its directors must qualify as independent directors. As of December 31, 2022, Cemex, S.A.B. de C.V.’s Board of Directors was comprised of 12 members, of which 9 were independent and 3 were non-independent under the standards of the Mexican Securities Market Law.

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

Set forth below are the names of the members of Cemex, S.A.B. de C.V.’s Audit Committee and Corporate Practices and Finance Committee as of December 31, 2022. For information regarding the individuals that were appointed as members of Cemex’ S.A.B. de C.V.’s Audit Committee and Corporate Practices and Finance Committee at Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meeting held on March 24, 2022, see “Item 5—Operating and Financial Review and Prospects—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings.” Each member of the committees is an independent director. The terms of the members of the Committees are indefinite. Everardo Elizondo Almaguer qualifies, as an “audit committee financial expert” for purposes of the Sarbanes Oxley Act of 2002. See “Item 16A—Audit Committee Financial Expert.”

AUDIT COMMITTEE:

Everardo Elizondo Almaguer	President
Rodolfo García Muriel	Member
Francisco Javier Fernández Carbajal	Member

CORPORATE PRACTICES AND FINANCE COMMITTEE:

Francisco Javier Fernández Carbajal	President
Rodolfo García Muriel	Member
Armando Garza Sada	Member

In addition, Cemex, S.A.B. de C.V. has had a Sustainability Committee since 2014. On March 26, 2020, Cemex, S.A.B. de C.V. held an ordinary general shareholders’ meeting in which the shareholders for the first time approved the appointment of the members of the Sustainability Committee. Since then, the appointment of the members of the Sustainability Committee (now the Sustainability, Climate Action, Social Impact, and Diversity Committee) has been approved annually at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting.

Cemex, S.A.B. de C.V.’s Sustainability, Climate Action, Social Impact, and Diversity Committee is responsible for:

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

Set forth below are the names of the members of Cemex, S.A.B. de C.V.’s Sustainability, Climate Action, Social Impact, and Diversity Committee as of December 31, 2022. For information regarding the individuals that were appointed as members of Cemex, S.A.B. de C.V.’s Sustainability, Climate Action, Social Impact, and Diversity Committee at Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meeting held on March 24, 2022, see “Item 5—Operating and Financial Review and Prospects—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings.” The terms of the members of the Committee are indefinite.

SUSTAINABILITY COMMITTEE:

Armando J. García Segovia	President
Francisco Javier Fernández Carbajal	Member
Marcelo Zambrano Lozano	Member
Fernando A. González Olivieri	Member

Compensation of Cemex, S.A.B. de C.V.’s Directors and Members of Our Senior Management

For the year ended December 31, 2022, the aggregate amount of compensation we paid, or our subsidiaries paid, to all members of Cemex, S.A.B. de C.V.’s management was $44 million, which amount includes the salaries paid to the members of our Board of Directors, including its Chairman, and the salaries of our senior management, including of our Chief Executive Officer. Of the $44 million that we paid to members of Cemex, S.A.B. de C.V.’s management, $29 million was paid as base compensation and cash-based performance bonuses, including pension and post-employment benefits, and $15 million corresponds to stock-based long-term compensation. During 2022, we purchased 101 million CPOs to fund current and future requirements of the Restricted Stock Incentive Plan (“RSIP”) described below under “Item 6—Directors, Senior Management and Employees—Compensation of Cemex, S.A.B. de C.V.’s Directors and Members of Our Senior Management—Restricted Stock Incentive Plan.”

The following table discloses the amount of compensation paid to our Senior Management for the years ended December 31, 2022, 2021 and 2020:

Year	Average Total Compensation paid to our Senior Management(1)(2)	Average Adjusted Compensation paid to our Senior Management(1)(3)	Consolidated Net Income (Loss) (Millions of Dollars)	Most significant financial measure
2022	3.1 million	3.4 million	885	CVA
2021	3.5 million	5.1 million	778	CVA
2020	2.5 million	4.3 million	(1,446)	CVA

(1)	Our Senior Management includes our Executive Committee members, our Vice President of Comptrollership and our Senior Vice President of Legal.
(2)

The amount of “Average Total Compensation” paid to our Senior Management, either by us or our subsidiaries, includes paid salary, bonuses, stock awards, (including, but not limited to, our Key Value Positions Plan (“KVP Plan”) and the Performance Plan, as defined below), our Variable Compensation Plan (“VCP”), and other compensation benefits.

(3)

The “Average Adjusted Compensation” paid to our Senior Management is the Average Total Compensation paid to our Senior Management, adjusted to consider the addition or subtraction, as applicable, of equity award value as follows: (i) for awards granted in the covered fiscal year which are outstanding and unvested at year end, the fair value as of the end of the applicable year; (ii) for awards granted in prior fiscal years that are outstanding and unvested at the end of the applicable year, the amount equal to the change in fair value as of the end of the applicable year (from the end of the prior year); (iii) for awards granted in the applicable year that vest in the year of the grant, the fair value as of the vesting date; and (iv) for awards granted in prior years that vest during the applicable year, the amount equal to the change in fair value as of the vesting date (from the end of the year).

To calculate the correlation between the compensation paid to our Senior Management and Cemex, S.A.B. de C.V.’s performance for the year ended December 31, 2022, we used the following financial and other measures: (i) cash value added (“CVA”); (ii) total shareholder return (“TSR”); and (iii) our CO2 Emissions Component (as defined below). For the years ended December 31, 2022, 2021, and 2020, CVA was the most significant financial measure that we used to determine the compensation paid to our Senior Management. For more information on our CVA and CO2 Emissions Component, see “Item 6—Directors, Senior Management and Employees—Compensation of Cemex, S.A.B. de C.V.’s Directors and Members of Our Senior Management—Variable Compensation Plan (“VCP”).”

Variable Compensation Plan (“VCP”)

Our VCP is a non-equity incentive compensation plan available to our senior management. The terms of the VCP are based on CVA, which is calculated by subtracting depreciation and capital charge from our operating cash flow. A positive CVA means that revenues were greater than costs, including our cost of capital, whereas a negative CVA means that revenues were not sufficient to cover such costs. Members of Senior Management who achieve a positive CVA result with respect to our specific annual target goals will generally receive higher compensation under the VCP.

Additionally, the terms of our VCP consider performance metrics that include a combination of the employee’s business unit, regional and consolidated global results as compared to our specific annual target goals, including certain health and safety and sustainability-related factors. Moreover, the evaluation process considers each member of senior management’s individual performance assessment, along with his or her supervisor’s input. Since 2022, our VCP includes a new variable related to carbon reduction goals that could have an impact ranging from -10% to +10% in the total cash payout of the annual VCP (the “CO2 Emissions Component”). Furthermore, in March 2022 we expanded our VCP to cover more than 4,500 executives.

Each senior management position has a target variable compensation payout of his or her budgeted compensation, which is expressed as a percentage of such executive’s annual base pay. This target variable compensation amount varies according to the executive’s level in the Company.

Every year, specific annual target goals are set after considering local business expectations and the volatility of each of our operations. This allows us to maintain an objective criteria across our operations. Depending on our results and executives’ performance as compared to our objectives and specific annual target goals, the annual target variable compensation incentive can range from 0% for poor results and performance to up to a maximum of 200% for exceptional results and performance.

In 2022, Consolidated CVA resulted in a VCP payout of 164%.

Restricted Stock Incentive Plan

Under the terms of the RSIP, eligible employees are allocated a specific number of restricted CPOs as variable compensation to be vested over a four-year period. CPOs to cover the RSIP are issued or purchased in the secondary market, in each case, pursuant to the corresponding approvals from the Cemex, S.A.B. de C.V. ordinary general shareholders’ meetings. The CPOs are held in an individual account with a third-party supplier. At the end of each year during such four-year period, the restrictions lapse with respect to 25% of the allocated CPOs and such CPOs become freely transferable and subject to withdrawal from the trust. The RSIP has been applied to applicable participants since 2009, and it constitutes a further development to the variable remuneration plan that we implemented in 2005.

As of the date of this annual report, we have four compensation programs that conform the RSIP: the “Ordinary Plan,” the “KVP Plan,” the “Performance Plan,” and the “Extraordinary Management Grant.” Only our most senior executives in key value positions participate in the KVP Plan and the Performance Plan.

As of the date of this annual report, approximately 500 of our employees participate in the Ordinary Plan. The annual award under the Ordinary Plan is calculated based on the result of the gross annual guaranteed compensation of the participants in Dollars as of May 31 of each calendar year, times a management factor, that, depending on the level of the participant, ranges from 12% to 28% and divided by the last 90-day average closing price, converted into Dollars, of CPOs as of June 30 of such calendar year. No member of our senior management participated in the Ordinary Plan.

Our KVP Plan establishes nonqualified deferred compensation earnings. As of December 31, 2022, the KVP Plan included approximately 60 participants, all of which are executives in key value positions. The annual award under the KVP Plan is based on the result of the cash variable compensation bonus in Dollars paid in April 2022 to these participants and divided by the last 90-day average closing price, converted into Dollars, of CPOs as of April 15 of each calendar year. As of December 31, 2022, all members of our senior management participated in the KVP Plan.

The total number of CPOs granted for the Ordinary Plan and the KVP Plan during 2022 were 46 million and 47 million, respectively, of which 28 million were related to our senior management. In 2022, 30 million net CPOs of the Ordinary Plan and 22 million net CPOs of the KVP Plan were purchased in the secondary market, representing the first 25% of the 2022 compensation program, the second 25% of the 2021 compensation program, the third 25% of the 2020 compensation program and the final 25% of the 2019 compensation program. Of these 52 million CPOs, 13 million CPOs corresponded to our senior management.

As of December 31, 2022, 48 employees participate in the Extraordinary Management Grant. The Extraordinary Management Grant entails granting a specific number of CPOs for each of the participants. The CPOs awarded under the Extraordinary Management Grant were calculated based on the result of the gross annual guaranteed compensation of the participants in Dollars as of May 31, 2022, times a management factor, and divided by the last 90-day average closing price, converted into Dollars, of CPOs as of June 30, 2022.

Our Extraordinary Management Grant is a retention program offered at the Company’s sole discretion to a selected number of employees that do not participate in the Ordinary Plan, KVP Plan or the Performance Plan. Under the Extraordinary Management Grant vesting occurs at the end of three years in a single 100% block, at which time the resulting number of CPOs become unrestricted immediately. Since the Extraordinary Management Grant came into effect in 2022 and there is a three-year vesting period, there have not been any CPOs awarded under the Extraordinary Management Grant, as of December 31, 2022.

Finally, our executives in key value positions participate in an additional RSIP program known as the Performance Plan. The Performance Plan replaced the Ordinary Plan in 2017 in order to align long-term compensation of our most senior executives with those of our investors. The Performance Plan entails granting a specific target of CPOs for each plan participant. The final payout can range from 0% to 200% of the target of CPOs based on Cemex, S.A.B. de C.V.’s three-year total shareholder return relative to two market references. The first market reference is comprised of seven public companies from the global construction and materials industry. The second market reference is the Morgan Stanley Capital International (MSCI) of Emerging Markets—LATAM Industry Index, which is compromised of 100 companies.

Under the Performance Plan, the vesting period occurs at the end of three years in a single 100% block, at which time the resultant number of CPOs become unrestricted immediately. Approximately 24 million CPOs were granted during 2022 under the Performance Plan, out of which 13 million CPOs were granted to our senior management, with an estimated fair value of 148.60%, which are expected to vest on July 1, 2025. During 2021 and 2022, 12 million and 16 million CPOs, respectively, were vested to our senior management. Since the Performance Plan only came into effect in 2017 and there is a three-year vesting period, prior to 2020 there were no CPOs awarded under the Performance Plan. As of December 31, 2022, the Performance Plan had 54 participants.

For further information, see note 22 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report.

CLH Employee Stock-Ownership Plan

To better align CLH’s executives’ interests with those of its stockholders, on January 16, 2013, CLH’s board of directors approved, effective as of January 1, 2013, a long-term incentive plan available to eligible executives of CLH, which consists of an annual compensation plan based on CLH shares. The underlying shares in this long-term incentive plan, which are held in CLH’s treasury and subject to certain restrictions, are delivered fully vested under each annual program over a service period of four years. During 2022, 2021 and 2020, CLH delivered 813,980 shares, 713,927 shares and 1,383,518 shares, respectively, corresponding to the vested portion of prior years’ grants, which were subscribed and held in CLH’s treasury. As of December 31, 2022, there are 2,662,885 shares of CLH associated with these annual programs that are expected to be delivered in the following years as the executives render services.

Cemex Holdings Philippines Employee Restricted Stock Incentive Plan

Starting in 2018, a CHP compensation plan was granted to Philippines eligible participants. While this plan replaced their ordinary CPO plan, the mechanics of the plan remain the same. As of December 31, 2022 and 2021, there were eight eligible participants with a total award of 22 million and 16 million CHP shares, respectively.

Compensation of Cemex, S.A.B. de C.V.’s Chief Executive Officer and Senior Management

Full Year 2022—Chief Executive Officer	%
Salary	20%
Short-Term Performance Bonus (Cash)	20%
Long-Term Performance Bonus (Restricted Stock)	40%
Long-Term Performance Shares	20%

100%

Full Year 2022—Senior Management	%
Salary	42%
Short-Term Performance Bonus (Cash)	22%
Long-Term Performance Bonus (Restricted Stock)	22%
Long-Term Performance Shares	14%

100%

For our Chief Executive Officer and our senior management, the short-term variable performance bonus is paid in cash. Long-term restricted shares and the long-term variable performance bonus are paid in the form of restricted shares. As mentioned above, we use CVA to measure short-term performance bonus.

Additionally, all members of our Executive Committee have entered into change of control agreements that have been previously approved by the Corporate Practices and Finance Committee and the Board of Directors. Under these agreements, if during the term of the change of control agreement and while the executive remains an employee of Cemex, we shall be subject to a change in control and (i) within one (1) year following such change in control Cemex terminates the employment of the executive involuntarily and without business reasons or (ii) within six (6) months following such change in control the executive provides notice of intent to resign from employment with Cemex, then the executive should receive the executive’s salary and vacation accrued unpaid through his or her termination date, a lump sum equal to two times the executive’s annual salary, a lump sum equal to the executive’s target cash payout opportunity under the annual incentive bonus plan for which the executive is eligible, and vesting of all outstanding restricted stock plans and other equity arrangements subject to vesting and held by the executive through his or her termination date.

The post-employment benefits that our senior management receive are aligned to the local practices in the countries where they are based.

The competitiveness of our executive compensation structure, as well as the mix between base and variable, as well as short- and long-term compensation, is reviewed every two years. This analysis measures competitiveness versus similar size firms in both U.S. and European markets. The most recent review was performed in October 2021 by WTW (formerly Willis, Towers, Watson), a firm specialized in multinational risk management, insurance brokerage and company advisory.

Cemex, S.A.B. de C.V.’s Board of Directors, other than its Chairman, is compensated in a fixed manner based on participation in board meetings. The compensation of the board of directors is approved each year at Cemex, S.A.B. de C.V.’s general ordinary shareholders’ meeting. In 2022, the amount approved by our shareholders was $24,600 per each board meeting attended and $6,000 per each committee meeting attended, and the actual amount paid for attendance to these meetings was approximately $1.7 million.

The Chairman of Cemex, S.A.B. de C.V.’s Board of Directors is compensated in a similar manner as Cemex, S.A.B. de C.V.’s senior management, including through the long-term performance plan based on Cemex’s total shareholder return versus peer groups. The base salary of the Chairman of Cemex, S.A.B. de C.V.’s board of directors is 27% fixed and the remaining 73% is variable compensation.

The total compensation (including fixed and variable compensation) of the Chairman of Cemex, S.A.B. de C.V.’s Board of Directors and the Chief Executive Officer is approved every year by the Corporate Practices and Finance Committee of the Board of Directors, which is integrated by three independent directors. The Corporate Practices and Finance Committee of the Board of Directors also reviews and approves the annual variable compensation of all members of senior management, key value position participants, and corporate and regional executives who are entitled to this benefit.

Employees

As of December 31, 2022, we had 43,853 employees worldwide, which represented a decrease of approximately 5% from the total number of employees we had as of December 31, 2021. The following table sets forth the number of our employees and a breakdown of their geographic location as of December 31, 2020, 2021 and 2022:

Location	2020	2021	2022
Mexico	14,248	18,166	17,671
United States	8,555	9,031	8,968
EMEAA	12,679	12,483	11,877
United Kingdom	1,961	1,933	1,901
France	1,813	1,768	1,784
Germany	1,117	1,117	1,237
Spain	1,823	1,774	1,155
Poland	1,066	1,070	1,092
Egypt	509	505	513
Philippines	777	775	757
Rest of EMEAA	3,613	3,541	3,438
SCA&C	6,181	6,530	5,337
Colombia	2,675	2,974	2,850
Panama	395	389	456
Costa Rica	295	325	0
Caribbean TCL	766	707	870
Rest of SCA&C	2,050	2,135	1,161

Total	41,663	46,210	43,853

In Mexico, as of December 31, 2022, we have entered into collective bargaining agreements on a plant-by-plant basis, and such collective bargaining agreements are renewable on an annual basis with respect to salaries and on a biannual basis with respect to benefits. During 2022, we renewed approximately 102 contracts with different labor unions in Mexico. Our labor unions have taken important actions to implement the new labor laws, including, but not limited to, voting collective contracts in Mexico and informing employees about the terms and conditions of the collective agreements.

In the United States, as of December 31, 2022, approximately 27% of our employees were represented by unions, with the largest number being members of the International Brotherhood of Teamsters, the Laborers’ International Union of North America, United Steelworkers, International Union of Operating Engineers, and the International Brotherhood of Boilermakers. We have entered into or are in the process of negotiating various collective bargaining agreements at many of our U.S. plants, which collective bargaining agreements have various expiration dates through July 1, 2027.

As of December 31, 2022, our subsidiaries in Spain had 1,162 employees with collective bargaining agreements. Additionally, 682 of them, corresponding to employees in the cement business, had a company- specific collective bargaining agreement that has been renewed until December 31, 2023. The remaining 480, corresponding to the ready-mix concrete, mortar, aggregates and transport sectors, as well as non-cement office- based employees, have industry-specific collective bargaining agreements and are employees of different subsidiaries of ours in the country.

In the United Kingdom, as of December 31, 2022, our cement manufacturing and cement supply chain operations had collective bargaining agreements with Unite the Union. The rest of our operations in the United Kingdom are not part of collective bargaining agreements. However, there are local agreements for consultations and employees can be represented by a trade union official at specific types of meetings.

In Germany, as of December 31, 2022, most of our employees are working under collective bargaining agreements with the Industriegewerkschaft Bauen Agrar Umwelt—IG B.A.U. union. Most employees are subject to the in-house bargaining agreement with the IG B.A.U., which means salaries are negotiated between the applicable company and the trade union IG B.A.U. Collective bargaining agreement negotiations for cement operations employees occurred between employers’ associations Arbeitgeberverband Zement e.V. and IG B.A.U. during the third quarter of 2021. Both negotiations led to the execution of agreements. The period of both agreements will end in 2023. Agreed salary increases are in line with our budget assumptions. In addition, there are internal company agreements, negotiated between the works council and the company itself. The next works council elections for most areas will take place during 2026.

In France, as of December 31, 2022, less than 1% of our employees were members of four of the five main unions. At least one representative from one of the five main unions was represented in the following legal entities: Cemex Granulats (one representative), Cemex Bétons Ile de France (two representatives), Cemex Bétons Sud-Ouest (one representative), and Cemex Granulats Sud-Ouest (one representative). All agreements are negotiated with unions and non-union representatives elected in the local workers council (Comité social et économique) for periods of four years. The current agreements will expire on December 31, 2025.

In Israel, as of December 31, 2022, our aggregates manufacturing and lime manufacturing operations had existing special collective bargaining agreements with the Histadrut—the largest employee organization in Israel (“Histadrut”). In addition, our concrete product landscape plant, Netivei Noy, has an existing special collective bargaining agreement with Histadrut that applies to the plant’s employees and will expire on December 31, 2026. The rest of our operations in Israel are not part of collective bargaining agreements.

In the Philippines, as of December 31, 2022, approximately 62% and 23.5% of the non-managerial employees of our cement business were members of, and were represented by, labor unions in Solid Cement and APO, respectively. Their labor conditions including wages and benefits are governed by collective bargaining agreements negotiated at the plant level. The Solid Cement Plant has two unions and the collective bargaining agreements for these unions will expire on December 31, 2027 and February 28, 2023, respectively. APO Cement Plant also has two unions and the collective bargaining agreements for both these unions will expire on December 31, 2026.

In Egypt, as of December 31, 2022, the majority of our eligible employees were represented by the Assiut Cement Labor Union and the General Building Materials Union. The collective bargaining agreement, of which our employees are party to, governs annual profit share and productivity bonus payments. Such agreement will expire on December 31, 2024.

In Panama, as of December 31, 2022, approximately 59% of our workforce were members of the Sindicato de Trabajadores de Cemento Bayano, a union which is a legal entity registered before the Panamanian Ministry of Labor. The union’s board of directors is elected every two to four years through a general voting process. The collective bargaining agreement that is in full force and effect since January 2020 expires in December 2023.

In Colombia, as of December 31, 2022, there were 5 regional sectionals of a single industry union that represents our employees at the Caracolito, Clemencia, Bucaramanga, Cúcuta and Maceo cement plants and mills, and a minority part of the logistics operations at the national level. As of the date of this annual report, the Bucaramanga and Clemencia regional sectionals are undergoing a dissolution process. Another two unions represented a minority of the employees in the ready-mix concrete operations. There were also collective agreements with non-union workers at the Santa Rosa cement plant, all aggregates operations and the majority of the logistics and ready-mix concrete operations in Colombia. We consider our relationships with labor unions representing our employees in Colombia to be satisfactory.

In Caribbean TCL, as of December 31, 2022, the majority of our employees are party to collective bargaining agreements with the exception of those in the Guyana operations. Collective bargaining agreements in Trinidad have expired, however negotiations are currently ongoing with the Oilfields Workers’ Trade Union. In Barbados, during 2022, new agreements were executed with the Barbados’ Workers Union and the National Union of Public Workers. These new agreements will expire on December 31, 2023. In Jamaica, as of December 31, 2022, approximately 55% of our employees were represented by unions, with the largest number being members of the Union of Clerical And Supervisory Employees (“UCASE”) representing the hourly paid employees (46%), UCASE representing the monthly paid technicians and operators (28%) and STAFF Association representing the coordinators and administrative assistants (26%). Negotiations were finalized with the UCASE representing the hourly and monthly paid employees and STAFF Association, and the collective bargaining agreement with these groups will end in June and December 2024, respectively.

Share Ownership

As of December 31, 2022, to the best of our knowledge, the members of the Board of Directors of Cemex, S.A.B. de C.V. and our Senior Management, including their immediate families, owned, collectively, approximately 1.457% of Cemex, S.A.B. de C.V.’s outstanding shares, including shares underlying stock options and restricted CPOs under our RSIP. This percentage does not include shares held by the extended families of members of our senior management and directors, since, to the best of our knowledge, no voting arrangements or other agreements exist with respect to those shares. As of December 31, 2022, to the best of our knowledge, no individual member of the Board of Directors of Cemex, S.A.B. de C.V. or individual member of our senior management beneficially owned one percent or more of any class of Cemex, S.A.B. de C.V.’s outstanding capital stock and each such individual’s share ownership has not been previously disclosed to shareholders or otherwise made public.

Item 7—Major Shareholders and Related Party Transactions

Major Shareholders

The information contained in Amendment No. 13 to a statement on Schedule 13G, filed with the SEC on February 1, 2023, stated that as of their calculations made as of January 31, 2023, BlackRock, Inc. (“Blackock”) beneficially owned 1,480,156,672 CPOs, representing 9.8% of Cemex, S.A.B. de C.V.’s outstanding capital stock. BlackRock does not have voting rights different from our other non-Mexican holders of CPOs. As required by Cemex, S.A.B. de C.V.’s by-laws, Cemex, S.A.B. de C.V.’s Board of Directors is required to approve BlackRock’s beneficial ownership of Cemex, S.A.B. de C.V.’s outstanding capital stock. Pursuant to the authorizations by Cemex, S.A.B. de C.V.’s Board of Directors, BlackRock is authorized to acquire up to 13% of Cemex, S.A.B. de C.V.’s capital stock with voting rights.

The information contained in Schedule 13G, filed with the SEC on January 30, 2023, stated that as of their calculations made as of February 28, 2023, Baillie Gifford & Co (“Baillie Gifford”) beneficially owned 805,408,010 CPOs, representing 5.32% of Cemex, S.A.B. de C.V.’s outstanding capital stock. Baillie Gifford does not have voting rights different from our other non-Mexican holders of CPOs.

The information contained in Schedule 13G, filed with the SEC on February 9, 2023, stated that as of their calculations made as of December 30, 2022, FMR beneficially owned 2,211,385,650 CPOs, representing 5.087% of Cemex, S.A.B. de C.V.’s outstanding capital stock. FMR does not have voting rights different from our other non-Mexican holders of CPOs.

As of December 31, 2022, Cemex, S.A.B. de C.V.’s outstanding capital stock consisted of 29,457,941,452 Series A shares and 14,728,970,726 Series B shares, in each case including shares held by our subsidiaries. These numbers are based on our records, which may differ from those recorded by Indeval (as defined below).

As of December 31, 2022, 99.88% of Series A shares and 99.88% of Series B shares outstanding were held by the CPO trust. Each CPO represents two Series A shares and one Series B share. A portion of the CPOs is represented by ADSs. As set forth in the Deposit Agreement, holders of ADSs do not have the right to instruct the depositary as to the exercise of voting rights in respect of Series A shares underlying CPOs held in the CPO trust. Under the terms of the CPO trust agreement, Series A shares underlying CPOs held by non-Mexican nationals, including all Series A shares underlying CPOs represented by ADSs, will be voted by the trustee according to the majority of all Series A shares held by Mexican nationals and Series B shares voted at the meeting. However, holders of ADSs will have the right to instruct the depositary to exercise the voting rights of the Series B shares underlying the CPOs represented by ADSs. Voting instructions may be given only with respect to ADSs representing an integral number of Series B shares. If the depositary shall not have received voting instructions from a holder of ADSs on or prior to the ADS voting instructions deadline, such holder shall be deemed, and the depositary and Cemex, S.A.B. de C.V. shall deem such holder, subject to the terms of the Deposit Agreement, to have instructed the depositary to give a discretionary proxy to a person designated by Cemex, S.A.B. de C.V. (or, if requested by Cemex, S.A.B. de C.V., a person designated by the technical committee appointed pursuant to the CPO trust agreement) to vote the Series B shares underlying the CPOs represented by such holder’s ADSs in his or her discretion. The Series B shares underlying the CPOs represented by ADSs for which no actual or deemed voting instructions have been received will be voted by the trustee for the CPO trust in cooperation with, and under the direction of, a technical committee appointed pursuant to the terms of the CPO trust agreement.

Other than BlackRock, Baillie Gifford, FMR and the CPO trust, we are not aware of any person that is the beneficial owner of five percent or more of any class of Cemex, S.A.B. de C.V.’s voting securities.

As of December 31, 2022, through Cemex, S.A.B. de C.V.’s subsidiaries, we owned approximately 20.5 million CPOs, representing approximately 0.0142% of Cemex, S.A.B. de C.V.’s outstanding voting stock. These CPOs are voted at the direction of our management. Cemex, S.A.B. de C.V.’s voting rights, through our subsidiaries that own those CPOs, over those CPOs are the same as those of any other CPO holder. As of the same date, we did not hold any CPOs in derivative instruments hedging expected cash flows of stock options exercises.

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

As of December 31, 2022, we had 494 ADS holders of record, holding 538,983,750 ADRs, representing 5,389,837,500 CPOs, or approximately 36.63% of Cemex, S.A.B. de C.V.’s outstanding capital stock as of such date.

Related Party Transactions

From January 1, 2022 through December 31, 2022, there were no transactions or proposed transactions that were material to either Cemex, S.A.B. de C.V. or, to the best of our knowledge, any related party, nor were there any transactions with any related party that were unusual in their nature or conditions. During the same period, we did not have any outstanding loans to any of Cemex, S.A.B. de C.V.’s Directors or members of Senior Management. For the purposes of this report, particularly for this analysis, the following transactions were excluded: (i) the sale and purchase of goods between subsidiaries of Cemex, S.A.B. de C.V.; (ii) the sale and/or acquisition of subsidiaries’ shares within subsidiaries of Cemex, S.A.B. de C.V.; (iii) the invoicing of administrative services, rentals, trademarks, and commercial name rights, royalties and other services rendered between two subsidiaries; and (iv) loans between related parties. When market prices and/or market conditions are not readily available, we conduct transfer pricing studies in the countries in which we operate, aiming to comply with regulations applicable to transactions between related parties.

The term “related parties” includes entities or individuals not affiliated with, or under the control of, Cemex, which, due to their relationship with Cemex, may take advantage of being in a privileged situation. Likewise, this applies to cases in which Cemex may take advantage of such relationships and obtain benefits in its financial position or operating results.

For the years ended December 31, 2022, 2021 and 2020, in the ordinary course of business, Cemex has entered into transactions with related parties for the sale and/or purchase of products, sale and/or purchase of services, or the lease of assets, all of which are not significant for Cemex and, to the best of Cemex’s knowledge, are not significant to the related party, and are incurred for non-significant amounts for Cemex and are executed under conditions following the same authorizations applied to other third parties. These identified transactions, which involved members of Cemex, S.A.B. de C.V.’s Board of Directors and Senior Management, as applicable, are reviewed by Cemex, S.A.B. de C.V.’s Board of Directors Corporate Practices and Finance Committee, and approved or ratified at least annually by Cemex, S.A.B. de C.V.’s Board of Directors. Cemex also enters into transactions with affiliates it controls, such as Trinidad Cement Limited, Caribbean Cement Company Limited, CLH, and CLH’s consolidated companies, and CHP and CHP’s consolidated entities; with other companies in which Cemex has a non-controlling position, such as GCC, Lehigh White Cement Company, and Neoris; with companies in which Cemex, S.A.B. de C.V.’s Board of Director members are members of such company’s board of directors, like FEMSA, S.A.B. de C.V., Carza, S.A.P.I. de C.V., Nemak, S.A.B. de C.V., NEG Natural, S.A. de C.V.; and with companies at which members of Cemex’s Senior Management have family members, such as HSBC México, S.A. Institución de Banca Múltiple, Grupo Financiero HSBC, and Cementos Españoles de Bombeo, S. de R.L. de C.V., all of which are also reviewed by Cemex, S.A.B. de C.V.’s Board of Directors Corporate Practices and Finance Committee, and approved or ratified at least annually by Cemex, S.A.B. de C.V.’s Board of Directors. For Cemex, none of these transactions are material to be disclosed separately.

Item 8—Financial Information

Consolidated Financial Statements and Other Financial Information

See “Item 18—Financial Statements.”

Legal Proceedings

See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings.”

Dividends

A declaration of any dividend can be made by Cemex, S.A.B. de C.V.’s shareholders at any ordinary general shareholders’ meeting. Any dividend declaration is usually based upon the recommendation of Cemex, S.A.B. de C.V.’s Board of Directors. However, Cemex, S.A.B. de C.V.’s shareholders are not obligated to approve the board’s recommendation. Cemex, S.A.B. de C.V. may only pay dividends from retained earnings included in financial statements that have been approved by Cemex, S.A.B. de C.V.’s shareholders and after all losses have been paid for, at least 5% of annual earnings have been set aside in a legal reserve until such reserve equals 20% of its paid-in capital and Cemex, S.A.B. de C.V.’s shareholders have approved the relevant dividend payment. See “Item 10—Additional Information—Taxation—Mexican Tax Considerations—General.” Since Cemex, S.A.B. de C.V. conducts its operations mainly through its subsidiaries, its most significant assets are its investments in those subsidiaries. Consequently, Cemex, S.A.B. de C.V.’s ability to pay dividends to its shareholders is largely dependent upon its ability to receive funds from its subsidiaries in the form of dividends, management fees or otherwise. The Credit Agreements and the indentures governing our outstanding Notes effectively limit Cemex, S.A.B. de C.V.’s ability to declare and pay cash dividends or make other cash distributions to its shareholders. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Indebtedness and Certain Other Obligations—Cemex, S.A.B. de C.V.’s ability to repay debt and pay dividends is highly dependent on our subsidiaries’ ability to transfer income and dividends to us. As of the date of this annual report, we control three publicly listed companies, where this risk is heightened.”

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

Cemex, S.A.B. de C.V. did not declare a dividend for fiscal years 2020, 2021 or 2022.

Significant Changes

Except as described herein, no significant change has occurred since the date of our 2022 consolidated financial statements included elsewhere in this annual report.

Item 9—Offer and Listing

Listing Details

Cemex, S.A.B. de C.V.’s CPOs are listed on the MSE and trade under the symbol “CEMEX.CPO.” Cemex, S.A.B. de C.V.’s ADSs, each of which currently represents ten CPOs, are listed on the NYSE and trade under the symbol “CX.”

Other Securities: Regarding our reporting obligations, we present quarterly and annual financial reports, as well as corporate information and events relevant to the regulatory authorities of Mexico and the United States simultaneously and with the periodicity and comparisons established in the applicable legislation. Throughout the last three fiscal years, we have presented reports on relevant events in a complete and timely manner, as well as other financial and legal information that we are obliged to present periodically in accordance with the applicable laws in Mexico and the United States.

Stock Performance in the Securities Market

The following table sets forth, for the periods indicated, the reported high and low market quotations in Pesos for the CPOs on the Mexican Stock Exchange and the Mexican Institutional Stock Exchange (“BIVA”), and the high and low sales prices in Dollars for the ADSs on the NYSE.

	CPOs(1)(2)			ADSs
Calendar Period	High	Low	Closing	High	Low	Closing
Annual
2018	15.80	8.94	9.49	8.51	4.47	4.82
2019	10.78	5.53	7.08	5.63	2.82	3.78
2020	11.6	4.21	10.27	5.63	1.63	5.17
2021	17.64	10.39	13.99	8.89	5.16	6.78
2022	13.96	6.52	7.88	6.82	3.20	4.05
Quarterly
2021
First quarter	15.20	10.39	14.42	7.38	5.16	6.97
Second quarter	17.64	13.96	16.82	8.89	6.85	8.40
Third quarter	16.97	14.19	14.89	8.55	7.03	7.17
Fourth quarter	14.72	12.64	13.99	7.17	5.85	6.78
2022
First quarter	13.96	9.54	10.69	6.82	4.43	5.29
Second quarter	10.58	6.82	7.83	5.29	3.32	3.92
Third quarter	9.21	6.74	6.94	4.66	3.28	3.43
Fourth quarter	8.98	6.52	7.88	4.59	3.2	4.05
Monthly
2023
January	10.06	7.96	10.04	5.37	4.12	5.34
February	10.28	8.89	9.16	5.52	4.85	4.98
March	10.13	9.18	9.89	5.67	4.83	5.53
April(3)	10.84	9.58	10.65	6.02	5.24	5.93

Source: Based on information from the BMV, BIVA, and NYSE.

(1)	As of December 31, 2022, the 99.88% of Cemex, S.A.B. de C.V.’s outstanding share capital was represented by CPOs.
(2)	Takes into consideration the highest and lowest market quotations either on the BMV or the BIVA, as applicable.
(3)	CPO and ADS prices are as of April 18, 2023.

The following table sets forth, for the periods indicated, the total traded volume of CPOs on the BMV and the BIVA and ADSs on the NYSE.

Calendar Period	CPOs(1)(2)	ADSs(1)
Annual
2018	8,562	2,214
2019	9,022	1,749
2020	9,342	2,301
2021	8,231	2,203
2022	8,987	1,587
Quarterly
2021
First quarter	2,465	723
Second quarter	1,788	523
Third quarter	1,780	436
Fourth quarter	2,198	520
2022
First quarter	2,738	582
Second quarter	2,551	500
Third quarter	1,767	237
Fourth quarter	1,932	268
Monthly
2023
January	616	111
February	788	120
March	1,051	179
April(3)	344	74

Source: Based on information from the BMV, BIVA, and NYSE.

(1)	Amounts in millions.
(2)	Amounts include trading volumes on the BMV and on the BIVA
(3)	CPO and ADS prices are as of April 18, 2023.

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

Changes in Capital Stock and Preemptive Rights

Subject to certain exceptions discussed below, Cemex, S.A.B. de C.V.’s by-laws allow for a decrease or increase in its capital stock if it is approved by its shareholders at a shareholders’ meeting. Additional shares of Cemex, S.A.B. de C.V.’s capital stock, having no voting rights or limited voting rights, are authorized by its by-laws and may be issued upon the approval of its shareholders at a shareholders’ meeting, with the prior approval of the Mexican securities authority. Cemex, S.A.B. de C.V.’s by-laws provide that, subject to certain exceptions, shareholders have preemptive rights with respect to the class and in proportion to the number of shares of our capital stock they hold, in connection with any capital increase in the number of outstanding Series A shares, Series B shares or any other existing series of shares, as the case may be. Subject to certain requirements: (i) under article 53 of the Mexican Securities Market Law, this preemptive right to subscribe is not applicable to increases of Cemex, S.A.B. de C.V.’s capital through public offers and (ii) under article 210-bis of the General Law of Negotiable Instruments and Credit Operations (Ley General de Títulos y Operaciones de Crédito), this preemptive right to subscribe is not applicable when issuing shares under convertible notes. Preemptive rights give shareholders the right, upon any issuance of shares by us, to purchase a sufficient number of shares to maintain their existing ownership percentages. Preemptive rights must be exercised within the period and under the conditions established for that purpose by the shareholders, and Cemex, S.A.B. de C.V.’s by-laws and applicable law provide that this period must be 15 days following the publication of the notice of the capital increase through the electronic system established by the Ministry of Economy (Secretaría de Economía) or, in its absence, in the Official Gazette of the State of Nuevo León (Periódico Oficial del Estado de Nuevo León) or in any major newspaper published and distributed in the city of Monterrey, Nuevo León, Mexico.

Holders of ADSs that are U.S. persons or are located in the United States may be restricted in their ability to participate in the exercise of such preemptive rights. See “Item 3—Key Information—Risk Factors—Risks Relating to

Ownership of our Securities—Preemptive rights generally available under Mexican law may be unavailable to ADS holders.”

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

In the event the requirements for significant acquisitions of shares of Cemex, S.A.B. de C.V.’s capital stock are not met, the persons acquiring such shares will not be entitled to any corporate rights with respect to such shares, such shares will not be taken into account for purposes of determining a quorum for shareholders’ meetings, Cemex, S.A.B. de C.V. will not record such persons as holders of such shares in its share registry and the registry undertaken by Indeval shall not have any effect. Cemex, S.A.B. de C.V.’s by-laws require the stock certificates representing shares of its capital stock to make reference to the provisions in its by-laws relating to the prior approval of the Cemex, S.A.B. de C.V. Board of Directors for significant share transfers and the requirements for recording share transfers in its share registry. In addition, shareholders are responsible for informing Cemex, S.A.B. de C.V. within five business days whenever their shareholdings exceed 5%, 10%, 15%, 20%, 25% and 30% of Cemex, S.A.B. de C.V.’s capital stock. If a person acquires beneficial ownership (within the meaning of Rule 13d-3 promulgated by the SEC under the U.S. Securities Exchange Act of 1934 (“Exchange Act”)) of 20% or more in voting power of the outstanding voting stock of Cemex, S.A.B. de C.V., a change of control will be deemed to have occurred under the Credit Agreements and other debt agreements of Cemex.

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

•

shareholders representing at least 10% of outstanding and fully paid shares, by making a request to the Chairman of Cemex, S.A.B. de C.V.’s Board of Directors or Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee and Audit Committee; or

•

any shareholder (i) if no meeting has been held for two consecutive years or when the matters referred to in Article 181 of the Mexican corporations law have not been dealt with or (ii) when, for any reason, the required quorum for valid sessions of the Corporate Practices and Finance Committee and Audit Committee was not reached and the board of directors failed to make the appropriate provisional appointments; or a Mexican court of competent jurisdiction, in the event Cemex, S.A.B. de C.V.’s Board of Directors or the Corporate Practices and Finance Committee and Audit Committee do not comply with the valid shareholders’ request described above.

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

An annual ordinary general shareholders’ meeting must be held during the first four months after the end of each of Cemex, S.A.B. de C.V.’s fiscal year to consider the approval of a report of its Board of Directors regarding Cemex, S.A.B. de C.V.’s performance and its financial statements for the preceding fiscal year and to determine the allocation of profits from the preceding year. In addition, Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meeting must:

•	review the annual reports of Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee and Audit Committee, its Chief Executive Officer, and its Board of Directors;

•	elect, remove, or substitute the members of Cemex, S.A.B. de C.V.’s Board of Directors, which are voted on an individual basis;

•	determine the level of independence of the members of Cemex, S.A.B. de C.V.’s Board of Directors;

•	elect or remove the Chairman of Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee and the Audit Committee;

•	approve any transaction that represents 20% or more of Cemex, S.A.B. de C.V.’s consolidated assets; and

•	resolve any issues not reserved for extraordinary shareholders’ meetings.

A general extraordinary shareholders’ meeting may be called at any time to deal with any of the matters specified by Article 182 of the Mexican corporations law, which include, among other things:

•	extending Cemex, S.A.B. de C.V.’s corporate existence;

•	Cemex, S.A.B. de C.V.’s voluntary dissolution;

•	increasing or reducing Cemex, S.A.B. de C.V.’s fixed capital stock;

•	changing Cemex, S.A.B. de C.V.’s corporate purpose;

•	changing Cemex, S.A.B. de C.V.’s country of incorporation;

•	changing Cemex, S.A.B. de C.V.’s form of organization;

•	a proposed merger;

•	issuing preferred shares;

•	redeeming Cemex, S.A.B. de C.V.’s own shares;

•	any amendment to Cemex, S.A.B. de C.V.’s by-laws; and

•	issuing bonds to be registered in the Mexican National Securities Registry; and any other matter for which a special quorum is required by law or by Cemex, S.A.B. de C.V.’s by-laws.

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

The attendance quorum for an ordinary general shareholders’ meeting upon the first call is 50% of Cemex, S.A.B. de C.V.’s outstanding and fully paid shares and, for the second call, is any number of Cemex, S.A.B. de C.V.’s outstanding and fully paid shares. If the quorum is not met upon the first call, a subsequent meeting may be called and the quorum for the second ordinary shareholders’ meeting is any number of Cemex, S.A.B. de C.V.’s outstanding and fully paid shares represented at the meeting. The attendance quorum for the extraordinary shareholders’ meeting upon the first call is 75% of Cemex, S.A.B. de C.V.’s outstanding and fully paid shares and, upon the second and subsequent calls, is 50% of Cemex, S.A.B. de C.V.’s outstanding and fully paid shares.

Rights of Minority Shareholders

At Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meeting, any shareholder or group of shareholders representing 10% or more of its voting stock has the right to appoint or remove one member of Cemex, S.A.B. de C.V.’s Board of Directors, in addition to the directors appointed by the majority. Such appointment may only be revoked by other shareholders when the appointment of all other directors is also revoked. Cemex, S.A.B. de C.V.’s by-laws provide that holders of at least 10% of its outstanding capital stock are entitled to demand the postponement of the voting on any resolution of which they deem they have not been sufficiently informed.

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

Share Repurchases

If approved by Cemex, S.A.B. de C.V.’s shareholders at a general shareholders’ meeting, we may purchase Cemex, S.A.B. de C.V.’s outstanding shares. The economic and voting rights corresponding to repurchased shares cannot be exercised during the period the shares are owned by us and the shares will be deemed outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting. We may also repurchase our equity securities on the MSE at the then prevailing market prices in accordance with Mexican Securities Market Law. If we intend to repurchase shares representing more than 1% of Cemex, S.A.B. de C.V.’s outstanding shares at a single trading session, we must inform the public of such intention at least ten minutes before submitting our bid. If we intend to repurchase shares representing 3% or more of Cemex, S.A.B. de C.V.’s outstanding shares during a period of 20 trading days, we are required to conduct a public tender offer for such shares. We must conduct share repurchases as per the framework authorized by Cemex, S.A.B. de C.V.’s Board of Directors and through the person or persons approved by Cemex, S.A.B. de C.V.’s Board of Directors, through a single broker dealer during the relevant trading session and without submitting bids during the first and the last 30 minutes of each trading session. We must inform the MSE of the results of any share repurchase no later than the business day following any such share repurchase.

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

Withdrawal Rights

Whenever Cemex, S.A.B. de C.V.’s shareholders approve a change of corporate purpose, change of nationality or transformation from one form of corporate organization to another, Mexican law provides that any shareholder entitled to vote on that change who has voted against it may withdraw from Cemex, S.A.B. de C.V. and receive an amount equal to the book value (in accordance with the latest statement of financial position approved by the annual ordinary general shareholders’ meeting) attributable to such shareholder’s shares; provided that such shareholder exercises that right within 15 days following the meeting at which the change was approved.

Dividends

At each annual ordinary general shareholders’ meeting, Cemex, S.A.B. de C.V.’s Board of Directors submits, for approval by its shareholders, its financial statements together with a report on them prepared by its Board of Directors and the statutory auditors. Cemex, S.A.B. de C.V.’s shareholders, once they have approved the financial statements, determine the allocation of our net income, after provision for income taxes, legal reserve and statutory employee profit sharing payments, for the preceding year. All shares of Cemex, S.A.B. de C.V.’s capital stock outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution.

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

Attn: Louisa P. Rodriguez–Investor Relations

Telephone: +1 (212) 317-6011

Email: ir@cemex.com

The information on our website is not, and is not intended to be, part of this annual report and is not incorporated into this annual report by reference.

Capital Stock

On April 5, 2018, we approved (a) an increase of our capital stock, in its variable part, for the amount of Ps2,082,457.50 through the issuance of up to 750,000,000 ordinary shares, nominative and without par value, of which up to 500,000,000 would be Series A shares, and up to 250,000,000 would be Series B shares, with the same characteristics and with the same rights as those currently outstanding, and which shares would be kept in treasury to be subscribed and exhibited under the terms and conditions of the RSIP; and (b) an increase of the authorized capital stock, in its variable part, for the amount of Ps1,258,407.08, through the issuance of 453,217,080 common shares, nominative and without par value, of which 302,144,720 would be Series A shares and 151,072,360 would be Series B shares, with the same rights and obligations as those currently outstanding, to be subscribed and issued through a public offering or private subscription, both in Mexico and abroad, and/or through the issuance of convertible securities into shares. The capital stock increases were made at a theoretical value of Ps0.00277661 per share.

At the annual ordinary general shareholders’ meeting of Cemex, S.A.B. de C.V., held on March 28, 2019, Cemex, S.A.B. de C.V. declared a cash dividend payment in the amount of Ps150 million, paid in two equal installments, in June 2019 and December 2019. On March 28, 2019, Cemex, S.A.B. de C.V. approved (a) a decrease of our capital stock, in its variable part, for the amount of Ps5,477,536.94, through the cancellation of 1,972,742,640 ordinary treasury shares, nominative and without par value, of which 1,315,161,760 were Series A shares and 657,580,880 were Series B shares, which supported the issuance of convertible debentures issued in March 2011 and that matured in March 2018; (b) a decrease of our capital stock, in its variable part, for the amount of Ps1,279,493.15, through the cancellation of 460,811,259 shares of our own common stock, ordinary, nominative and without par value, of which 307,207,506 were Series A shares and 153,603,753 were Series B shares, which were acquired through the repurchase program in the fiscal year 2018; and (c) an increase of our capital stock, in its variable part, for the amount of Ps416,491.50, through the issuance of 150,000,000 ordinary shares, nominative and without par value, of which 100,000,000 would be Series A shares and 50,000,000 would be Series B shares, with the same characteristics and the same rights as those currently outstanding, in order to preserve the rights of the holders of the debentures pursuant to the convertible debentures issuance acts. The capital stock decreases and increases were made at a theoretical value of Ps0.00277661 per share.

On March 26, 2020, we approved (a) a decrease in our capital stock, in its variable part, for the amount of Ps1,313,614.19, through the cancellation of 473,100,000 shares of common stock, ordinary, nominative and without par value, of which 315,400,000 would be Series A shares and 157,700,000 would be Series B shares, which were acquired through the repurchase program for the fiscal year 2019; (b) a decrease in our capital stock, in its variable part, for the amount of Ps82,708.48, through the cancellation of 29,787,576 treasury shares, common, nominative and without par value, of which 19,858,384 were Series A shares and 9,929,192 were Series B shares, which supported the issuance of the November 2019 Mandatory Convertible Mexican Peso Notes, and which remain in treasury after their settlement at maturity; and (c) a decrease in our capital stock, in its variable part, for the amount of Ps3,546,912.00, through the cancellation of 1,277,425,350 treasury shares, common, nominative and without par value, of which 851,616,900 are Series A shares and 425,808,450 are Series B shares, which supported the issuance of the convertible notes issued in March 2015, with an aggregate principal amount of $521 million, that matured on March 15, 2020, and which as of December 31, 2020, remained in treasury after their liquidation at maturity. Decreases in capital stock were made at a theoretical value of Ps0.00277661 per share.

At our annual ordinary general shareholders’ meeting held on March 25, 2021, we approved (a) a decrease in our capital stock, in its variable part, for the amount of Ps3,150,021.51, through the cancellation of 1,134,484,680 shares owned, ordinary, nominative and without par value, of which 756,323,120 were Series A shares and 378,161,560 were Series B shares, which were acquired through the repurchase program for the fiscal year 2020; and (b) a decrease in our capital stock, in its variable part, for the amount of Ps9,466,882.27, through the cancellation of 3,409,510,974 treasury shares, common, nominative and without par value, of which 2,273,007,316 were Series A shares and 1,136,503,658 were Series B shares, which supported new issues of convertible securities and/or to be subscribed and issued through public offering or private subscription, both in Mexico and abroad. The capital stock reductions were made at a theoretical value of Ps0.00277661 per share.

During 2021, Cemex did not use the repurchase program authorized at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting held on March 26, 2020 and March 25, 2021. As a result, as no repurchases of CPOs took place during 2021, Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting held on March 24, 2022 did not include on its agenda the cancellation of shares repurchased by Cemex, S.A.B. de C.V.

During 2022, under the repurchase programs authorized at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting held on March 25, 2021 and March 24, 2022, Cemex, S.A.B. de C.V. repurchased 220.6 million CPOs, at a weighted average price in Mexican pesos equivalent to $0.5026 per CPO, which was equivalent to an amount of $110.9 million. The shares repurchased during 2022 under such repurchase programs were proposed and subsequently approved for cancellation at Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meeting held on March 23, 2023.

Cemex, S.A.B. de C.V. did not declare a dividend for fiscal years 2021 or 2022. See “Item 8—Financial Information—Dividends” for a description of Cemex, S.A.B. de C.V.’s policy on dividend distributions and dividend restrictions. As of December 31, 2022, Cemex, S.A.B. de C.V.’s common stock was represented as follows:

	2022
Shares(1)	Series A(2)	Series B(2)
Subscribed and paid shares	29,016,656,496	14,508,328,248
Unissued shares authorized for stock compensation programs	881,442,830	440,721,415

	29,898,099,326	14,949,049,663

(1)	As of December 31, 2022, 13,068,000,000 shares correspond to the fixed portion, and 32,441,076,423 shares correspond to the variable portion.
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

For a description of the material terms relating to the 2022 EUR Credit Agreement, see “Item 5—Operating and Financial Review and Prospects —Summary of Material Contractual Obligations and Commercial Commitments—2022 EUR Credit Agreement.”

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

This summary is based on provisions of the Mexican Federal Income Tax Law (Ley del impuesto Sobre la Renta, or the “Mexican Income Tax Law”) in effect on the date hereof, which is subject to change (possibly with retroactive effect) or to new or different interpretations, which could affect the continued validity or correctness of this summary. This summary is limited to non-residents of Mexico, as defined below, who own Cemex, S.A.B. de C.V.’s CPOs or ADSs. This summary does not constitute tax advice and does not address all aspects of Mexican Income Tax Law. This summary does not describe any tax consequences arising under the laws, rules or regulations of any state or municipality of Mexico. Holders should consult their tax counsel as to the tax consequences that the purchase, ownership and disposition of Cemex, S.A.B. de C.V.’s CPOs or ADSs may have.

Tax residency is a highly technical definition that involves the application of a number of factors that are specified in the Mexican Tax Code (Código Fiscal de la Federación). An individual is a resident of Mexico if he or she has established his or her home in Mexico. If the individual also has a home in another country, he or she will be considered a resident of Mexico if his or her center of vital interests is in Mexico. Under Mexican law, an individual’s center of vital interests is in Mexico if, among other things:

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

A legal entity is a resident of Mexico if it is organized under the laws of Mexico or if it maintains the principal administration of its business or the effective location of its management in Mexico. A Mexican citizen is presumed to be a resident of Mexico for tax purposes unless such person can demonstrate otherwise. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to such permanent establishment will be subject to Mexican taxes, in accordance with relevant tax provisions.

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

Disposition of CPOs or ADSs

As a result of the enactment of certain tax provisions in Mexico, as of January 1, 2014, in the case of Mexican individuals, capital gains on the sale or other disposition of shares issued by Mexican companies on the MSE will be subject to a 10% withholding tax, which will be withheld by the intermediary acting as a withholding agent.

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

In addition, under the terms of the Convention Between the United States and Mexico for Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Income Taxes, and a protocol thereto (together, the “Tax Treaty”), gains obtained by a U.S. Holder (as defined below) eligible for benefits under the Tax Treaty on the disposition of CPOs or ADSs will generally not be subject to Mexican tax; provided that such gains are not attributable to a permanent establishment of such U.S. Holder in Mexico and that the eligible U.S. Holder did not own, directly or indirectly, 25% or more of our outstanding stock during the 12-month period preceding the disposition. Furthermore, in the case of non-residents of Mexico eligible for the benefits of a tax treaty, gains derived from the disposition of ADSs or CPOs may also be exempt, in whole or in part, from Mexican taxation under a treaty to which Mexico is a party.

The term “U.S. Holder” shall have the same meaning ascribed below under the section “Item 10—Additional Information—U.S. Federal Income Tax Considerations.”

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

U.S. Federal Income Tax Considerations

General

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of Cemex, S.A.B. de C.V.’s CPOs and ADSs.

This summary is limited to U.S. Holders who hold CPOs or ADSs as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury Regulations promulgated thereunder (“Treasury Regulations”), administrative pronouncements, judicial decisions and other relevant authorities, all as in effect as of the date thereof and all of which are subject to change, possibly with retroactive effect.

This summary does not address U.S. federal estate, gift or other non-income tax considerations, the alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of CPOs or ADSs, nor does it address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of its particular circumstances or that may be relevant to U.S. Holders subject to special rules under U.S. federal income tax law, such as banks and other financial institutions, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, former citizens or long-term residents of the United States, tax-exempt entities, persons who actively or constructively own 10% or more of our voting stock (by vote or value), persons that acquire CPOs or ADSs pursuant to any employee share option or otherwise as compensation, persons that hold CPOs or ADSs as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or persons whose functional currency is not the Dollar.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of CPOs or ADSs, that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States.;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of United States, any state thereof of the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (i) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of CPOs or ADSs, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships that hold CPOs or ADSs and their partners should consult their tax advisors regardingan investment in CPOs or ADSs.

Prospective investors should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. income and other tax considerations relevant to the ownership and disposition of CPOs or ADSs in light of their particular circumstances.

Ownership of CPOs or ADSs

In general, for U.S. federal income tax purposes, U.S. Holders who own ADSs will be treated as the beneficial owners of the CPOs represented by those ADSs, and each CPO will represent a beneficial interest in two Series A shares and one Series B share.

Distributions

The gross amount of any distribution with respect to the Series A shares or Series B shares represented by CPOs, including CPOs represented by ADSs (without reduction for Mexican withholding tax) will generally be subject to tax as ordinary dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will be includible in the gross income of a U.S. Holder on the day actually or constructively received. Distributions in excess of our current or accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the CPOs or ADSs, as applicable, and thereafter generally as capital gain. Any such dividend will not be eligible for the dividends-received deduction allowed to corporate U.S. Holders. Because we don’t intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distributions we pay will generally be treated as dividends for U.S. federal income tax purposes.

The gross amount of any dividends paid in Mexican Pesos will be includible in the income of a U.S. Holder in a Dollar amount calculated by reference to the exchange rate in effect the day the Mexican Pesos are actually or constructively received by the CPO trustee or successor thereof whether or not the Mexican Pesos are converted into Dollars on that day. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into Dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes.

A non-corporate U.S. Holder will generally be subject to tax on dividend income received on the CPOs or ADSs at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain holding period requirements are met. “Qualified dividend income” includes dividends paid on shares of “qualified foreign corporations” if, among other things: (i) the shares of the foreign corporation are readily tradable on an established securities market in the United States, or (ii) the foreign corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty (the “Treaty”) with the United States which contains an exchange of information program.

We believe that we are a “qualified foreign corporation” because (i) the ADSs trade on the New York Stock Exchange and (ii) we are eligible for the benefits of the Treaty, which constitutes a comprehensive income tax treaty with the United States which includes an exchange of information program. Accordingly, we believe that any dividends we pay should constitute “qualified dividend income” for U.S. federal income tax purposes. However, we cannot assure you that we will continue to be considered a “qualified foreign corporation” or that our dividends will continue to be “qualified dividend income.”

For U.S. foreign tax credit purposes, dividends received on CPOs or ADSs shares will generally be treated as income from foreign sources and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances and subject to certain conditions and limitations, a Treaty-eligible U.S. Holder may be eligible to claim a foreign tax credit in respect of any Mexican income taxes pair or withheld with respect to dividends on CPOs or ADSs to the extent such taxes are nonrefundable under the Treaty. Alternatively, a U.S. Holder may elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes. A U.S. Holder’s election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign income taxes paid or accrued in the relevant taxable year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.

Sale or Other Disposition of CPOs or ADSs

A U.S. Holder will generally recognize gain or loss on the sale or other disposition of CPOs or ADSs in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the CPOs or ADSs. Any such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period for the CPOs or ADSs exceeds one year at the time of the disposition. Long-term capital gains of individuals and certain other non-corporate U.S. Holders are generally eligible for a reduced rate of taxation. The deductibility of capital losses may be subject to limitations.

Gain recognized by a U.S. Holder on the sale or other disposition of CPOs or ADSs will generally be treated as from sources within the United States for U.S. foreign tax credit purposes. Consequently, a U.S. Holder may not be able to claim a credit for any Mexican or other non-U.S. tax imposed on such gain unless the credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. In addition, under recently issued Treasury Regulations, it is possible that a U.S. Holder may not be entitled to claim a U.S. foreign tax credit with respect to any Mexican withholding tax imposed on gain recognized on a sale or other disposition of CPOs or ADSs unless the U.S. Holder is eligible for, and properly claims, the benefits of the Tax Treaty, pursuant to which the U.S. Holder may treat such gain as Mexican source for U.S. foreign tax credit limitation purposes. The rules governing the U.S. foreign tax credit are complex and the application thereof depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit (or a deduction in lieu of the U.S. foreign tax credit) in their particular circumstances, as well as their eligibility for benefits under the Tax Treaty and the effects of the recently issued Treasury Regulations.

THE PRECEDING SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSIDERATIONS GENERALLY APPLICABLE TO THE OWNERSHIP AND DISPOSITION OF OUR CPOs OR ADSs IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

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

•

have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement; and

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors;

•	and were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

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

Depositary Payments for the Year Ended December 31, 2022

In 2022, we received $2,203,506.62 (after applicable U.S. taxes and including payments to third parties) from our Depositary Bank, Citibank, N.A., to reimburse us for contributions towards our investor relations activities (including but not limited to investor meetings, conferences and fees to investor relations service vendors) and other miscellaneous expenses related to the listing of our ADSs on the NYSE.

PART II

Item 13—Defaults, Dividend Arrearages and Delinquencies

None.

Item 14—Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15—Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of Cemex, S.A.B. de C.V.’s CEO and CFO, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, and has concluded that our disclosure controls and procedures were effective as of December 31, 2022.

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

Under the supervision and with the participation of our management, including the CEO and CFO and principal financial and accounting officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, using the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of the Independent Registered Public Accounting Firm

The report on the audit of the effectiveness of our internal control over financial reporting issued by KPMG Cárdenas Dosal, S.C., a registered public accounting firm appears on page F-110 of this annual report.

Changes in Internal Control Over Financial Reporting

We have not identified changes in our internal control over financial reporting during 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

(xvii)

Use of Cemex’s assets: employees should never use Cemex assets for their own benefit, and seek that the Company’s assets are not misused by others, stolen or damaged. When using company devices it is prohibited for employees to create, view, store, request or distribute anything of an offensive, illegal or inappropriate nature;

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

(xxi)

Intellectual property: we seek the protection of Cemex’s intellectual property and capture innovation to achieve added value and freedom to operate. Cemex recognizes and respects the intellectual property of third parties and intends to prevent and avoid consequences of potential infringement of third parties’ rights;

(xxii)

Accurate records: we look to provide our stakeholders with correct and complete information in a timely manner. Anyone responsible for financial records, or any other Cemex records or reporting, must seek that those records accurately reflect our business activities, are supported by evidence, and are complete, accurate, and timely; and

(xxiii)

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

San Pedro Garza García, Nuevo León, 66265, México

Attn: Luis Hernández Echávez

Telephone: +52 81 8888-8888

Item 16C—Principal Accountant Fees and Services

Audit Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $15 million in fiscal year 2022 in connection with the professional services rendered for the audit of our annual financial statements and services normally provided by them relating to statutory and regulatory filings or engagements. In fiscal year 2021, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $14 million for these services.

Audit-Related Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $1 million in fiscal year 2022 for assurance and related services reasonably related to the performance of our audit. In fiscal year 2021, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $1 million for audit-related services.

Tax Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $1 million in fiscal year 2022 for tax compliance, tax advice and tax planning. In fiscal year 2021, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $1 million for tax-related services.

All other fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $1 million in fiscal year 2022 for products and services other than those comprising audit fees, audit-related fees and tax fees. In fiscal year 2021, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $1 million for products and services in this category. These fees relate mainly to services provided by KPMG to us with respect to our sustainability report assurance, technical accounting matters and other services.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee is responsible for, among other things, the appointment, compensation and oversight of our independent external auditors. To assure the independence of our independent external auditors, our Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax-Related Services and Other Services that may be performed by our auditors, as well as the budgeted fee levels for each of these categories. All other permitted services must receive a specific approval from our Audit Committee. Our external auditor periodically provides a report to our Audit Committee in order for our Audit Committee to review the services that our external auditor is providing, as well as the status and cost of those services.

During 2022, there were no services provided to us by our external auditors that were performed pursuant to the de minimis exception.

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

Cemex’s corporate governance practices are governed by its by-laws, by the corporate governance provisions set forth in the Mexican Securities Market Law (Ley del Mercado de Valores), the Mexican Regulation for Issuers (Disposiciones de Carácter General aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores) issued by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and the MSE Rules (Reglamento Interior de la Bolsa Mexicana de Valores) and by applicable U.S. securities laws. Cemex is also subject to the rules of the NYSE to the extent they apply to foreign private issuers. Except for those specific rules, foreign private issuers are permitted to follow home country practice in lieu of the provisions of Section 303A of the LCM.

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

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE
303A.01

Listed companies must have a majority of independent directors.	Pursuant to the Mexican Securities Market Law, Cemex, S.A.B. de C.V. is required to have a board of directors with a maximum of 21 members, 25% of whom must be independent. Determination as to the independence of Cemex, S.A.B. de C.V.’s directors is made upon their election by Cemex, S.A.B. de C.V.’s shareholders at the corresponding meeting. As of December 31, 2022, Cemex, S.A.B. de C.V.’s Board of Directors had 12 members, of which 75% are independent under the Mexican Securities Market Law. As of the date of this annual report, Cemex, S.A.B. de C.V.’s Board of Directors has 13 members, of which 77% are independent under the Mexican Securities Market Law.

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE
303A.02

A listed company’s board of directors must perform director independence tests and affirmatively determine a director has no material relationship with the listed company after broadly considering all relevant facts and circumstances.	The Mexican Securities Market Law sets forth, in article 26, the definition of “independence,” which differs from the one set forth in Section 303A.02 of the LCM. Generally, under the Mexican Securities Market Law, a director is not independent if such director is an employee or officer of the company or its subsidiaries; an individual that has significant influence over the company or its subsidiaries; a shareholder that is part of a group that controls the company; or, if there exist certain relationships between a company and a director, entities with which the director is associated or family members of the director.

303A.03

Non-management directors must meet at regularly scheduled executive sessions without management.	Under Cemex, S.A.B. de C.V.’s by-laws and Mexican laws and regulations, our non-management and independent directors are not required to meet in executive sessions. Cemex, S.A.B. de C.V.’s Board of Directors must meet at least once every three months.

303A.04

Listed companies must have a nominating/ corporate governance committee composed of independent directors.

Under Cemex, S.A.B. de C.V.’s by-laws and Mexican laws and regulations, we are not required to have and do not have a nominating/corporate governance committee. However, Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee performs substantially similar functions as would be performed by a nominating/ corporate governance committee.

Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee operates pursuant to the provisions of the Mexican Securities Market Law and Cemex, S.A.B. de C.V.’s by-laws. Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee is composed of three independent directors.

Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee is responsible for performing the role of a nomination and compensation committee, mainly by (1) evaluating the employment and compensation of the Chief Executive Officer and the Chairman of the Board of Directors and (2) reviewing the hiring and compensation policies for executive officers; reviewing related party transactions and any conflicts of interest; reviewing policies regarding use of corporate assets; reviewing unusual or material transactions; evaluating waivers granted to directors or executive officers regarding participation and benefitting of corporate opportunities; identification, evaluation and follow up on the main risks affecting the company and its subsidiaries; evaluating financial plans; reviewing the financial strategy and its implementation; evaluating merger and acquisitions opportunities as well as asset sales, including financial and related transactions; and carrying out other activities described under Mexican law. Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee meets as required by Cemex, S.A.B. de C.V.’s by-laws and by Mexican laws and regulations. For more information on our Corporate Practices and Finance Committee, see “Item 6—Directors, Senior Management and Employees—Board Practices—The Audit Committee, the Corporate Practices and Finance Committee and Other Committees.”

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE
303A.05

Listed companies must have a compensation committee composed of independent directors.	Under Cemex, S.A.B. de C.V.’s by-laws and Mexican laws and regulations, we are not required to have and do not have a compensation committee. However, Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee performs substantially similar functions as would be performed by a compensation committee. For more information on Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee, see “Item 6—Directors, Senior Management and Employees—Board Practices—The Audit Committee, the Corporate Practices and Finance Committee and Other Committees.”

Compensation committee members must satisfy additional independence requirements specific to compensation committee membership.	See above.

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

Item 16I—Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17—Financial Statements

Not applicable.

Item 18—Financial Statements

See pages F-1 through F-106, incorporated herein by reference.

Item 19—Exhibits

1.1	Amended and Restated By-laws of Cemex, S.A.B. de C.V.(k)

1.2	Extract of the Resolutions of the Ordinary General Shareholders’ Meeting of Cemex, S.A.B. de C.V. held on March 23, 2023.(k)

2.1	Form of Certificate for shares of Series A Common Stock of Cemex, S.A.B. de C.V.(h)

2.2	Form of Certificate for shares of Series B Common Stock of Cemex, S.A.B. de C.V.(h)

2.3	English Translation of Amended and Restated Agreement to the Trust Agreement, dated as of November 27, 2014, between Cemex, S.A.B. de C.V., as founder of the trust, and Banco Nacional de México, S.A. regarding the CPOs.(d)

2.4	Form of CPO Certificate.(h)

2.5	Form of Second Amended and Restated Deposit Agreement (Series A and Series B share CPOs), dated August 10, 1999, among Cemex, S.A. de C.V., Citibank, N.A. and holders and beneficial owners of American Depositary Shares.(a)(l)

2.5-1	Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated as of July 1, 2005, by and among Cemex, S.A. de C.V., Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of ADR attached thereto.(b)

2.5-2	Amendment No. 2 to the Second Amended and Restated Deposit Agreement, dated as of February 11, 2015, by and among Cemex, S.A.B. de C.V., Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of ADR attached thereto.(e)

2.5-3	Letter Agreement, dated October 12, 2007, by and between Cemex, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to enable the Depositary to establish a direct registration system for the ADSs.(b)

2.5-4	Letter Agreement, dated March 30, 2010 by and between Cemex, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which Cemex, S.A.B. de C.V. is to establish a restricted ADS series.(c)

2.5-5	Letter Agreement, dated March 15, 2011 by and between Cemex, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which Cemex, S.A.B. de C.V. is to deposit CPOs upon conversion of the 3.75% Subordinated Convertible Notes due 2018, and the Depositary is to issue ADSs upon deposit of such CPOs.(c)

2.5-6	Letter Agreement, dated March 15, 2011 by and between Cemex, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which Cemex, S.A.B. de C.V. is to establish a restricted ADS series.(c)

2.5-7	Amendment to the Letter Agreement, dated as of July 11, 2013, between Cemex, S.A. de C.V. and Citibank, N.A., to appoint Citibank, N.A. as Depositary for its ADS program.(k)

2.6	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.(k)

2.7	Form of American Depositary Receipt evidencing American Depositary Shares.(e)

4.1

Indenture, dated as of March 1

9, 2019, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, in connection with the issuance of €400,000,000 aggregate principal amount of 3.125% Euro-Denominated Senior Secured Notes due 2026.(g)

4.1-1	Supplemental Indenture No. 1, dated as of November 8, 2021, by and among Cemex, S.A.B. de C.V., the guarantors listed therein and The Bank of New York Mellon, as trustee, supplementing Indenture, dated as of March 19, 2019, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, relating to Cemex, S.A.B. de C.V.’s 3.125% Euro-Denominated Senior Secured Notes due 2026.(j)

4.2	Indenture, dated as of November 19, 2019, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,000,000,000 aggregate principal amount of 5.450% Senior Secured Notes due 2029.(h)

4.2-1	Supplemental Indenture No. 1, dated as of November 8, 2021, by and among Cemex, S.A.B. de C.V., the guarantors listed therein and The Bank of New York Mellon, as trustee, supplementing Indenture, dated as of November 19, 2019, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, relating to Cemex, S.A.B. de C.V.’s 5.450% Senior Secured Notes due 2029.(j)

4.3	Indenture, dated as of June 5, 2020, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,000,000,000 aggregate principal amount of 7.375% Senior Secured Notes due 2027.(i)

4.3-1	Supplemental Indenture No. 1, dated as of November 8, 2021, by and among Cemex, S.A.B. de C.V., the guarantors listed therein and The Bank of New York Mellon, as trustee, supplementing Indenture, dated as of June 5, 2020, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, relating to Cemex, S.A.B. de C.V.’s 7.375% Senior Secured Notes due 2027.(j)

4.4	Indenture, dated as of September 17, 2020, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,000,000,000 aggregate principal amount of 5.200% Senior Secured Notes due 2030.(i)

4.4-1	Supplemental Indenture No. 1, dated as of November 8, 2021, by and among Cemex, S.A.B. de C.V., the guarantors listed therein and The Bank of New York Mellon, as trustee, supplementing Indenture, dated as of September 17, 2020, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, relating to Cemex, S.A.B. de C.V.’s 5.200% Senior Secured Notes due 2030.(j)

4.5	Indenture, dated as of January 12, 2021, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,750,000,000 aggregate principal amount of 3.875% Senior Secured Notes due 2031.(i)

4.5-1	Supplemental Indenture No. 1, dated as of November 8, 2021, by and among Cemex, S.A.B. de C.V., the guarantors listed therein and The Bank of New York Mellon, as trustee, supplementing Indenture, dated as of January 12, 2021, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, relating to Cemex, S.A.B. de C.V.’s 3.875% Senior Secured Notes due 2031.(j)

4.6	Indenture, dated as of June 8, 2021, among Cemex, S.A.B. de C.V. and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,000,000,000 aggregate principal amount of 5.125% Subordinated Notes.(j)

4.7	Indenture, dated as of March 14, 2023, among Cemex, S.A.B. de C.V. and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,000,000,000 aggregate principal amount of 9.125% Subordinated Notes.(k)

4.8	Credit Agreement, dated as of October 29, 2021, by and among Cemex, S.A.B. de C.V., as borrower, Citibank, N.A., as administrative agent, ING Capital LLC, as sustainability structuring agent, BofA Securities Inc., BNP Paribas, Citigroup Global Markets Inc., and JPMorgan Chase Bank, N.A., as joint bookrunners and joint lead arrangers, and the other lenders party thereto.(j)

4.9	Credit Agreement, dated as of December 21, 2021, by and among Cemex, S.A.B. de C.V., as borrower, Cemex Concretos, S.A. de C.V. and Cemex Operaciones Mexico, S.A. de C.V., as joint obligors, and Banco Mercantil del Norte, S.A. as lender.(k)

4.10	Credit Agreement, dated as of October 7, 2022, by and among Cemex, S.A.B. de C.V., as borrower, BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, as administrative agent and sustainability structuring agent, BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, BNP Paribas, Citigroup Global Markets Inc., and Mizuho Bank Ltd., New York Branch, as joint bookrunners and joint lead arrangers, and the other lenders party thereto.(k)

8.1	List of subsidiaries of Cemex, S.A.B. de C.V.(k)

12.1	Certification of the Principal Executive Officer of Cemex, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(k)

12.2	Certification of the Principal Financial Officer of Cemex, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(k)

13.1	Certification of the Principal Executive and Financial Officers of Cemex, S.A.B. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(k)

14.1	Consent of KPMG Cárdenas Dosal, S.C. to the incorporation by reference into the effective registration statements of Cemex, S.A.B. de C.V. under the Securities Act of their report with respect to the consolidated financial statements of Cemex, S.A.B. de C.V., which appears in this annual report.(k)

15.1	Mine safety and health administration safety data.(k)

101. INS	Inline XBRL Instance Document.

101. SCH	Inline XBRL Taxonomy Extension Schema Document.

101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	Inline XBRL Taxonomy Extension Definition Document.

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).

(a)	Incorporated by reference to the Registration Statement on Form F-4 of Cemex, S.A.B. de C.V. (Registration No. 333-10682), filed with the SEC on August 10, 1999.

(b)	Incorporated by reference to the 2009 annual report on Form 20-F of Cemex, S.A.B. de C.V. filed with the SEC on June 30, 2010.
(c)	Incorporated by reference to the Registration Statement on Form F-6 of Cemex, S.A.B. de C.V. (Registration No. 333-174743), filed with the SEC on June 6, 2011.
(d)	Incorporated by reference to the 2014 annual report on Form 20-F of Cemex, S.A.B. de C.V. filed with the SEC on April 27, 2015.
(e)	Incorporated by reference to the 2015 annual report on Form 20-F of Cemex, S.A.B. de C.V. filed with the SEC on April 22, 2016.
(f)	Incorporated by reference to the 2016 annual report on Form 20-F of Cemex, S.A.B. de C.V. filed with the SEC on April 28, 2017.
(g)	Incorporated by reference to the 2018 annual report on Form 20-F of Cemex, S.A.B. de C. V. filed with the SEC on April 25, 2019.
(h)	Incorporated by reference to the 2019 annual report on Form 20-F of Cemex, S.A.B. de C. V. filed with the SEC on April 29, 2020.
(i)	Incorporated by reference to the 2020 annual report on Form 20-F of Cemex, S.A.B. de C. V. filed with the SEC on April 23, 2021.
(j)	Incorporated by reference to the 2021 annual report on Form 20-F of Cemex, S.A.B. de C. V. filed with the SEC on April 29, 2022.
(k)	Filed herewith.
(l)	This was a paper filing, and it is not available on the SEC website.

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

Date: April 28, 2023

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Operations
(Millions of Dollars, except for earnings per share)

		Years ended December 31,
	Notes	2022	2021	2020
Revenues	3	$15,577	14,379	12,669
Cost of sales	2.17, 5	(10,755)	(9,743)	(8,586)

Gross profit		4,822	4,636	4,083
Operating expenses	2.17, 6	(3,261)	(2,917)	(2,791)

Operating earnings before other expenses, net	2.1	1,561	1,719	1,292
Other expenses, net	7	(467)	(82)	(1,763)

Operating earnings (loss)		1,094	1,637	(471)
Financial expense	8.1, 17	(401)	(658)	(773)
Financial income and other items, net	8.2	47	(79)	(115)
Share of profit of equity accounted investees	14.1	30	54	49

Earnings (loss) before income tax		770	954	(1,310)
Income tax	20	(209)	(137)	(36)

Net income (loss) from continuing operations		561	817	(1,346)
Discontinued operations	4.2	324	(39)	(100)

CONSOLIDATED NET INCOME (LOSS)		885	778	(1,446)
Non-controlling interest net income		27	25	21

CONTROLLING INTEREST NET INCOME (LOSS)		$858	753	(1,467)

Basic earnings (loss) per share	23	$0.0197	0.0171	(0.0332)
Basic earnings (loss) per share from continuing operations	23	$0.0123	0.0180	(0.0309)
Diluted earnings (loss) per share	23	$0.0193	0.0168	(0.0332)
Diluted earnings (loss) per share from continuing operations	23	$0.0120	0.0177	(0.0309)
The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss)
(Millions of Dollars)

		Years ended December 31,
	Notes	2022	2021	2020
CONSOLIDATED NET INCOME (LOSS)		$885	778	(1,446)
Items that will not be reclassified subsequently to the statement of operations
Net actuarial gains (losses) from remeasurements of defined benefit pension plans	19	176	263	(199)
Effects from strategic equity investments	14.2	(9)	(9)	(11)
Income tax income (expense) recognized directly in other comprehensive income	20	(32)	(26)	41

		135	228	(169)

Items that are or may be reclassified subsequently to the statement of operations
Results from derivative financial instruments designated as cash flow hedges	17.4	80	60	(5)
Currency translation results of foreign subsidiaries	21.2	(326)	(400)	(193)
Income tax income (expense) recognized directly in other comprehensive income	20	18	70	19

		(228)	(270)	(179)

Total items of other comprehensive income (loss), net		(93)	(42)	(348)

TOTAL COMPREHENSIVE INCOME (LOSS)		792	736	(1,794)
Non-controlling interest comprehensive income (loss)		(36)	14	(181)

CONTROLLING INTEREST COMPREHENSIVE INCOME (LOSS)		$828	722	(1,613)

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Financial Position
(Millions of Dollars)

		December 31,
	Notes	2022	2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9	$495	613
Trade accounts receivable	10	1,644	1,521
Other accounts receivable	11	535	558
Inventories	12	1,669	1,261
Assets held for sale and other current assets	13	183	272

Total current assets		4,526	4,225

NON-CURRENT ASSETS
Investments in associates and joint ventures	14.1	640	535
Other investments and non-current accounts receivable	14.2	293	243
Property, machinery and equipment, net and assets for the right-of-use, net	15	11,284	11,322
Goodwill and intangible assets, net	16	9,293	9,763
Deferred income tax assets	20.2	411	562

Total non-current assets		21,921	22,425

TOTAL ASSETS		$26,447	26,650

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current debt	17.1	$51	73
Other current financial obligations	17.2	936	867
Trade payables		2,966	2,762
Income tax payable		368	437
Other current liabilities	18.1	1,225	1,202
Liabilities directly related to assets held for sale	13	—	39

Total current liabilities		5,546	5,380

NON-CURRENT LIABILITIES
Non-current debt	17.1	6,920	7,306
Other non-current financial obligations	17.2	918	911
Pensions and other post-employment benefits	19	695	999
Deferred income tax liabilities	20.2	394	485
Other non-current liabilities	18.2	1,065	1,298

Total non-current liabilities		9,992	10,999

TOTAL LIABILITIES		15,538	16,379

STOCKHOLDERS’ EQUITY
Controlling interest:
Common stock and additional paid-in capital	21.1	7,810	7,810
Other equity reserves and subordinated notes	21.2	(1,555)	(1,371)
Retained earnings	21.3	4,246	3,388

Total controlling interest		10,501	9,827
Non-controlling interest	21.4	408	444

TOTAL STOCKHOLDERS’ EQUITY		10,909	10,271

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$26,447	26,650

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Millions of Dollars)

		Years ended December 31,
	Notes	2022	2021	2020
OPERATING ACTIVITIES
Consolidated net income (loss)		$885	778	(1,446)
Discontinued operations		324	(39)	(100)

Net income (loss) from continuing operations		561	817	(1,346)
Adjustments for:
Gain on sale of emission allowances	2.19, 7	—	(600)	—
Depreciation and amortization of assets	5, 6	1,120	1,120	1,105
Impairment losses of longed-lived assets	7	442	509	1,520
Share of profit of equity accounted investees	14.1	(30)	(54)	(49)
Results on sale of subsidiaries, other disposal groups and others		(116)	(23)	(5)
Financial expense, financial income and other items, net		354	737	888
Income taxes	20	209	137	36
Changes in working capital, excluding income taxes		(390)	(143)	199

Cash flows provided by operating activities from continuing operations		2,150	2,500	2,348

Interest paid		(493)	(524)	(679)
Income taxes paid		(188)	(170)	(124)

Net cash flows provided by operating activities from continuing operations		1,469	1,806	1,545
Net cash flows provided by operating activities from discontinued operations		6	37	49

Net cash flows provided by operating activities		1,475	1,843	1,594

INVESTING ACTIVITIES
Purchase of property, machinery and equipment, net	15	(909)	(776)	(538)
Proceeds from disposal of subsidiaries and assets held for sale, net	4, 14.1	341	122	628
Proceeds from the sale of emission allowances	2.19, 7	—	600	—
Acquisition of intangible assets, net	16.1	(151)	(192)	(53)
Non-current assets and others, net		(12)	(10)	50

Cash flows provided by (used in) investing activities from continuing operations		(731)	(256)	87
Net cash flows provided by (used in) investing activities from discontinued operations		(1)	(17)	—

Net cash flows provided by (used in) investing activities		(732)	(273)	87

FINANCING ACTIVITIES
Proceeds from new debt instruments	17.1	2,006	3,960	4,210
Debt repayments	17.1	(2,420)	(5,897)	(4,572)
Issuance of subordinated notes	21.2	—	994	—
Other financial obligations, net	17.2	(197)	(288)	(820)
Share repurchase program	21.1	(111)	—	(83)
Shares in trust for future deliveries under share-based compensation	22	(36)	—	—
Changes in non-controlling interests and repayment of perpetual debentures	21.4	(14)	(447)	(105)
Derivative financial instruments	17.4	34	(41)	12
Coupons on perpetual debentures and subordinated notes	21.2, 21.4	(51)	(24)	(24)
Non-current liabilities, net		(172)	(109)	(138)

Net cash flows used in financing activities		(961)	(1,852)	(1,520)

Increase (decrease) in cash and cash equivalents from continuing operations		(223)	(302)	112
Increase in cash and cash equivalents from discontinued operations		5	20	49
Foreign currency translation effect on cash		100	(55)	1
Cash and cash equivalents at beginning of period		613	950	788

CASH AND CASH EQUIVALENTS AT END OF PERIOD	9	$495	613	950

Changes in working capital, excluding income taxes:
Trade receivables		$(208)	(20)	25
Other accounts receivable and other assets		(23)	94	(22)
Inventories		(464)	(341)	24
Trade payables		290	290	20
Other accounts payable and accrued expenses		15	(166)	152

Changes in working capital, excluding income taxes		$(390)	(143)	199

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2022, 2021 and 2020
(Millions of Dollars)

	Notes	Common stock	Additional paid-in capital	Other equity reserves and subordinated notes	Retained earnings	Total controlling interest	Non-controlling interest	Total stockholders’ equity
Balance as of December 31, 2019		$318	10,106	(2,724)	1,621	9,321	1,503	10,824
Net loss for the period		—	—	—	(1,467)	(1,467)	21	(1,446)
Other comprehensive income (loss) for the period		—	—	(146)	—	(146)	(202)	(348)

Total of other comprehensive income (loss) for the period	21.2	—	—	(146)	(1,467)	(1,613)	(181)	(1,794)
Own shares purchased under shares repurchase program	21.1	—	(50)	(33)	—	(83)	—	(83)
Restitution of retained earnings	21.3	—	(2,481)	—	2,481	—	—	—
Changes in non-controlling interest	21.4	—	—	445	—	445	(445)	—
Share-based compensation	22	—	—	29	—	29	—	29
Coupons paid on perpetual debentures	21.4	—	—	(24)	—	(24)	—	(24)

Balance as of December 31, 2020		318	7,575	(2,453)	2,635	8,075	877	8,952
Net income for the period		—	—	—	753	753	25	778
Other comprehensive income (loss) for the period		—	—	(31)	—	(31)	(11)	(42)

Total of other comprehensive income (loss) for the period	21.2	—	—	(31)	753	722	14	736
Own shares purchased under shares repurchase program	21.1	—	(83)	83	—	—	—	—
Issuance of subordinated notes	21.2	—	—	994	—	994	—	994
Changes in non-controlling interest and repayment of perpetual debentures	21.4	—	—	—	—	—	(447)	(447)
Share-based compensation	22	—	—	77	—	77	—	77
Coupons paid on perpetual debentures and subordinated notes	21.2, 21.4	—	—	(41)	—	(41)	—	(41)

Balance as of December 31, 2021		318	7,492	(1,371)	3,388	9,827	444	10,271
Net income for the period		—	—	—	858	858	27	885
Other comprehensive income (loss) for the period		—	—	(30)	—	(30)	(63)	(93)

Total of other comprehensive income (loss) for the period	21.2	—	—	(30)	858	828	(36)	792
Own shares purchased under shares repurchase program	21.1	—	—	(111)	—	(111)	—	(111)
Shares in trust for future deliveries under share-based compensation	22	—	—	(36)	—	(36)	—	(36)
Changes in non-controlling interest	21.4	—	—	—	—	—	—	—
Share-based compensation	22	—	—	47	—	47	—	47
Coupons paid on subordinated notes	21.2, 21.4	—	—	(54)	—	(54)	—	(54)

Balance as of December 31, 2022		$318	7,492	(1,555)	4,246	10,501	408	10,909

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

1)	DESCRIPTION OF BUSINESS
CEMEX, S.A.B. de C.V., originated in 1906, is a publicly traded variable stock corporation
(Sociedad Anónima Bursátil de Capital Variable)
organized under the laws of the United Mexican States, or Mexico, and is the parent company of entities whose main activities are oriented to the construction industry, through the production, marketing, sale and distribution of cement, ready-mix
concrete, aggregates and other construction materials and services, including urbanization solutions. In addition, CEMEX, S.A.B. de C.V. performs significant business and operational activities in Mexico.
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
The issuance of these consolidated financial statements was authorized by the Board of Directors of CEMEX, S.A.B. de C.V. on February 9, 2023 considering the favorable recommendation of its Audit Committee. These financial statements were approved by

the Annual General Ordinary Shareholders’ Meeting of the Parent Company on March 23, 2023.

2)	SIGNIFICANT ACCOUNTING POLICIES

2.1)	BASIS OF PRESENTATION AND DISCLOSURE
The consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
Presentation currency and definition of terms
The consolidated financial statements and the accompanying notes are presented in Dollars of the United States of America (“United States”), except when specific reference is made to a different currency. When reference is made to “Dollar,” “Dollars” or “$” it means Dollars of the United States. All amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings per share and/or prices per share. When reference is made to “Ps” or “Pesos”, it means Mexican Pesos. When reference is made to “€” or “Euros,” it means the currency in circulation in a significant number of European Union (“EU”) countries. When reference is made to “£” or “Pounds”, it means British Pounds sterling. Previously reported Dollar amounts of prior years are not restated unless the transactions in other currencies are still outstanding, in which case those are restated using the closing exchange rates as of the reporting date. Amounts reported in Dollars should not be construed as representations that such amounts represented those Dollars or could be converted into Dollars at the rate indicated.
Amounts disclosed in the notes in connection with outstanding tax and/or legal proceedings (notes 20.4 and 25), which are originated in jurisdictions where currencies are different from the Dollar, are presented in Dollar

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

2)	SIGNIFICANT ACCOUNTING POLICIES — continued

2.1)	BASIS OF PRESENTATION AND DISCLOSURE — continued
Presentation currency and definition of terms — continued

equivalents as of the closing of the most recent year presented. Consequently, without any change in the original currency, such Dollar amounts will fluctuate over time due to changes in exchange rates.
Discontinued operations (note 4.2)
Considering the disposal of entire reportable operating segments as well as the sale of significant businesses, CEMEX’s Statements of Operations present in the single line item of “Discontinued operations,” net of income tax, the results of: a) Neoris N.V. (“Neoris”) operations for the period from January 1 to October 25, 2022 and for the years 2021 and 2020; b) the operating segments in Costa Rica and El Salvador for the period from January 1 to August 31, 2022 and for the years 2021 and 2020; c) the white cement business sold in Spain for the period from January 1 to July 9, 2021 and for the year 2020; d) France related to the assets sold in the Rhone Alpes region for the three-month period ended March 31, 2021 and for the year 2020; e) certain assets sold in the United Kingdom for the period from January 1 to August 3, 2020 and; f) the cement assets sold in the United States for the period from January 1 to March 6, 2020.
Statements of operations
CEMEX includes the line item titled “Operating earnings before other expenses, net” considering that it is a subtotal relevant for the determination of CEMEX’s “Operating EBITDA” (Operating earnings before other expenses, net plus depreciation and amortization) as described below in this note. The line item “Other expenses, net” consists primarily of revenues and expenses not directly related to CEMEX’s main activities or which are of a non-recurring
nature, including impairment losses of long-lived assets,
non-recurring
sales of emission allowances (note 2.19), results on disposal of assets and restructuring costs, among others (note 7). Under IFRS, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of the statement of operations vary significantly by industry and company according to specific needs.
Considering that it is a relevant measure used by CEMEX’s management to review operating performance and for decision-making purposes, as well as an indicator used by CEMEX’s creditors of its ability to internally fund capital expenditures and to measure its ability to service or incur debt under its financing agreements, for purposes of notes 4.3 and 17, CEMEX presents “Operating EBITDA” (Operating earnings before other expenses, net plus depreciation and amortization). Operating EBITDA is not a measure of financial performance, an alternative to cash flows or a measure of liquidity under IFRS. Moreover, Operating EBITDA may not be comparable to other similarly titled measures of other companies.
Statements of cash flows
The statements of cash flows exclude the following transactions that did not represent sources or uses of cash:
Financing activities:

•	In 2022, 2021 and 2020, the increases in other financing obligations in connection with lease contracts negotiated during the year for $296, $227 and $213, respectively (note 17.2); and

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

2)	SIGNIFICANT ACCOUNTING POLICIES — continued

2.1)	BASIS OF PRESENTATION AND DISCLOSURE — continued
Statements of cash flows — continued

Investing activities:

•
In 2022, 2021 and 2020, in connection with the leases negotiated during the year, the increases in assets for the right-of-use
related to lease contracts for $296, $227 and $213, respectively (note 15.2).

Newly issued IFRS adopted in the reported periods
Beginning January 1, 2022, CEMEX adopted prospectively IFRS amendments that did not result in any material impact on its results or financial position, and which are explained as follows:

Standard	Main topic
Amendment to IAS 37, Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts – Cost of Fulfilling a Contract	Clarifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts.

Amendments to IAS 16, Property, Plant and Equipment – Proceeds before Intended Use	Clarifies the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Annual improvements (2018-2020 cycle): IFRS 1 , First-time Adoption of IFRS – Subsidiary as a First-time Adopter	The amendment permits a subsidiary to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRSs.

Annual improvements (2018-2020 cycle): IFRS 9, Financial Instruments – Fees in the ‘10 per cent’ Test for Derecognition of Financial Liabilities	The amendment clarifies which fees an entity includes when it applies the ‘10 per cent’ test in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

Amendments to IFRS 3, Business Combinations – Reference to the conceptual framework	Update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

2.2)	PRINCIPLES OF CONSOLIDATION
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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

2)	SIGNIFICANT ACCOUNTING POLICIES — continued

2.2)	PRINCIPLES OF CONSOLIDATION — continued

Investments in associates when CEMEX has significant influence which is generally presumed with a minimum equity interest of 20%, and/or joint ventures arrangements in which the Company and other third-party investors have joint control and have rights to the net assets of the arrangements, are accounted for by the equity method. The equity method reflects the investee’s original cost and CEMEX’s share of the investee’s equity and earnings after acquisition. During the reported periods, CEMEX did not have joint operations, referring to those cases in which the parties that have joint control of the arrangement have rights over specific assets and obligations for specific liabilities relating to the arrangements. The equity method is discontinued when the carrying amount of the investment, including any long-term interest in the investee or joint venture, is reduced to zero, unless CEMEX has incurred or guaranteed additional obligations of the investee or joint venture.

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

2.4)	CLIMATE CHANGE AND COMMITMENTS FOR THE REDUCTION OF CARBON DIOXIDE (“CO 2 ”) EMISSIONS (unaudited)
The cement industry releases CO2 as part of the production process, mainly during the calcination of limestone, as well as CO2 released through the use of fossil fuels in the kilns. Currently, it is estimated that the whole cement industry releases between 5% to 7% of global CO
2
emissions per year. In CEMEX, from estimated 50 million tons of gross CO
2
emissions per year, 60% are directly related to the production process (Scope 1), 20% are indirect emissions from electricity consumption (Scope 2) and the remaining 20% arise from activities of supply and transportation (Scope 3).
CEMEX has an agenda of medium-term and long-term initiatives aiming at significantly reducing its CO
2
emissions in order to align the Company’s efforts with the Paris Agreement objectives of limiting global warming to 1.5ºC above pre-industrial
levels. During 2022, CEMEX enhanced its goals by redefining its medium-term and long-term targets, which are mainly: 1) a 35% reduction in CO
2
emissions by 2025 and reaching a reduction greater than 47% by 2030, compared to its 1990 baseline in Scope 1 emissions; 2) achieve a 58% reduction in Scope 2 emissions by 2030 compared to a 2020 baseline, which represents reaching a 65% clean electricity consumption; 3) achieve reductions by 2030 compared to a 2020 baseline, of 25% in CO2 emissions per ton of purchased clinker and cement, 30% in transport emissions, 40% of Scope 3 emissions per ton of purchased fuels and 42% in absolute Scope 3 emissions from the use of traded fuels; and 4) reach net zero CO
2
emissions across the company by 2050. CEMEX’s 2030 targets for its cement business were verified by the Science-Based Targets initiative (“SBTi”) to be in line with the 1.5ºC scenario. Also, CEMEX’s 2050 net-zero
roadmap was validated by SBTi. SBTi, the foremost entity on science-based climate action goals, drives

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

2)	SIGNIFICANT ACCOUNTING POLICIES — continued

2.4)	CLIMATE CHANGE AND COMMITMENTS FOR THE REDUCTION OF CARBON DIOXIDE (“CO 2 ”) EMISSIONS (unaudited) — continued

ambitious climate action in the private sector by enabling companies to set science-based emissions reductions targets.
To meet CEMEX’s 2030 targets, the objectives will have an impact that will range from
-10%
to +10% in the total cash payout of the annual executive variable compensation of the Chief Executive Officer, the top senior management, and approximately 4,400 employees, eligible for executive variable compensation. Moreover, CEMEX has detailed yearly CO2 roadmaps developed for each cement plant which include, among other factors: a) the increasing use of alternative fuels and electricity from clean sources as well as combustion enhancers such as hydrogen, b) the increasing use of decarbonated or lower carbon raw materials and cementitious materials to reduce the clinker factor, as well as, c) a roll-out
of other proven CO
2
reduction technologies and the investments required for their implementation.
Furthermore, to achieve the
net-zero
CO
2
emissions target globally by 2050, CEMEX is working through an open innovation platform in which it partners and collaborates with start-ups,
universities, other industry players and entities from other industries to develop a robust research and development portfolio of projects aimed at identifying the most promising technologies to capture, store and utilize CO
2
. These new technologies should contribute beyond 2030 to fully decarbonize CEMEX’s operations. To build this portfolio, CEMEX is tapping into and expects to continue to tap government funding in Europe and the United States, where there are well established programs to foster innovation in the green technologies of the future. CEMEX continues to pursue its strategy in the different markets where it operates.
As of the reporting date, there are no internal plans or commitments with local authorities to shut down operating assets due to climate change issues or concerns. For the years ended December 31, 2022, 2021 and 2020, the Company’s other expenses, net, in the statement of operations, include expenses and losses associated with severe weather conditions of $1, $5 and less than $1, respectively, mainly related with hurricane Ian in 2022, storms in Texas in 2021 and Hurricanes Sally and Maria in 2020. The incremental cost is related to power and gas consumption costs and additional parts replacement due to these events. As of December 31, 2022, CEMEX does not expect additional investments, expenses, or losses in connection with these events of nature.

2.5)	FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS
Transactions denominated in foreign currencies are recorded in the functional currency of each consolidated entity at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency of each consolidated entity at the exchange rates prevailing at the statement of financial position date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness associated with the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency, whose settlement is neither planned nor likely to occur in the foreseeable future and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against “Other equity reserves”, as part of the foreign currency translation adjustment (note 21.2) until the disposal of the foreign net investment, at which time, the accumulated amount is recognized through the statement of operations as part of the gain or loss on disposal.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

2)	SIGNIFICANT ACCOUNTING POLICIES — continued

2.5)	FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS — continued

The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to Dollars at the closing exchange rate for the statement of financial position and at the closing exchange rates of each month within the period for the statements of operations. The functional currency is that in which each consolidated entity primarily generates and expends cash. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other comprehensive income for the period as part of the foreign currency translation adjustment (note 21.2) until the disposal of the net investment in the foreign subsidiary.
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
The most significant closing exchange rates for the statement of financial position and the approximate average exchange rates (as determined using the closing exchange rates of each month within the period) for the statements of operations in respect to CEMEX’s main functional currencies to the Dollar as of December 31, 2022, 2021 and 2020, were as follows:

	2022		2021		2020
Currency	Closing	Average	Closing	Average	Closing	Average
Peso	19.5000	20.0274	20.5000	20.4266	19.8900	21.5766
Euro	0.9344	0.9522	0.8789	0.8467	0.8183	0.8736
British Pound Sterling	0.8266	0.8139	0.7395	0.7262	0.7313	0.7758
Colombian Peso	4,810	4,277	3,981	3,783	3,433	3,730

2.6)	CASH AND CASH EQUIVALENTS (note 9)
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
When applicable, the amount of cash and cash equivalents in the statement of financial position includes restricted cash and investments to the extent that any restriction will be lifted in less than three months from the reporting date, comprised of deposits in margin accounts that guarantee certain obligations, except when contracts contain provisions for net settlement, in which case, these restricted amounts of cash and cash equivalents are offset against the liabilities that CEMEX has with its counterparties. When the restriction period is greater than three months, any restricted balance of cash and investments is not considered cash equivalents and is included within short-term or long-term “Other accounts receivable,” as appropriate.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

2)	SIGNIFICANT ACCOUNTING POLICIES — continued

2.7)	FINANCIAL INSTRUMENTS
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

•	Cash and cash equivalents (notes 2.6 and 9).

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

2)	SIGNIFICANT ACCOUNTING POLICIES — continued

2.7)	FINANCIAL INSTRUMENTS — continued
Impairment of financial assets — continued

considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. For purposes of the ECL model of trade accounts receivable, CEMEX segments its accounts receivable in a matrix by country, type of client or homogeneous credit risk and days past due and determines for each segment an average rate of ECL, considering actual credit loss experience generally over the last 12 months and analyses of future delinquency, that is applied to the balance of the accounts receivable. The average ECL rate increases in each segment of days past due until the rate is 100% for the segment of 365 days or more past due.
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
Leases (notes 2.9, 15 and 17.2)
At the inception of a contract, CEMEX assesses whether a contract is, or contains, a lease. A contract is, or contains a lease, if at inception of the contract, it conveys the right to control the use of an identified asset for a period in exchange for consideration, based on IFRS 16,
Leases
(“IFRS 16”). Pursuant to IFRS 16, leases are recognized as financial liabilities against assets for the right-of-use,
measured at their commencement date as the NPV of the future contractual fixed payments, using the interest rate implicit in the lease or, if that rate cannot be readily determined, CEMEX´s incremental borrowing rate. CEMEX determines its incremental borrowing rate by obtaining interest rates from its external financing sources and makes certain adjustments to reflect the term of the lease, the type of the asset leased and the economic environment in which the asset is leased.
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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

2)	SIGNIFICANT ACCOUNTING POLICIES — continued

2.7)	FINANCIAL INSTRUMENTS — continued
Leases (notes 2.9, 15 and 17.2) — continued

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
In cash flow hedges, the effective portion of changes in fair value of derivative instruments are recognized in stockholders’ equity within other equity reserves and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. In hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result within “Other equity reserves” (note 2.5), whose reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, CEMEX did not have derivatives designated as fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX believes the risk of non-performance
of the obligations agreed to by such counterparties to be minimal.
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
non-controlling
interests
Under IFRS 9, represent agreements by means of which a
non-controlling
interest has the right to sell, at a future date using a predefined price formula or at fair market value, its shares in a consolidated subsidiary. When the obligation should be settled in cash or through the delivery of another financial asset, an entity should recognize a liability for the NPV of the redemption amount as of the reporting date against the controlling interest within stockholders’ equity. A liability is not recognized under these agreements when the redemption amount is determined at fair market value at the exercise date and the entity has the election to settle using its own shares. As of December 31, 2022 and 2021, CEMEX did not have written put options.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

2)	SIGNIFICANT ACCOUNTING POLICIES — continued

2.7)	FINANCIAL INSTRUMENTS — continued

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

2.8)	INVENTORIES (note 12)
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

2.9)	PROPERTY, MACHINERY AND EQUIPMENT AND ASSETS FOR THE RIGHT-OF-USE (note 15)
Property, machinery and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and accumulated impairment losses. Depreciation of fixed assets is recognized as part of cost and operating expenses (notes 5 and 6) and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production
method.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

2)	SIGNIFICANT ACCOUNTING POLICIES — continued

2.9)	PROPERTY, MACHINERY AND EQUIPMENT AND ASSETS FOR THE RIGHT-OF-USE (note 15) — continued

As of December 31, 2022, the average useful lives by category of fixed assets, which are reviewed at each reporting date, were as follows:

Years
Administrative buildings	27
Industrial buildings	24
Machinery and equipment in plant	16
Ready-mix trucks and motor vehicles	8
Office equipment and other assets	6
As of December 31, 2022, to the best of its knowledge, management considers that its commitments and actions in relation to climate change will not affect the estimated average useful lives of its property, machinery and equipment described above (note 2.4).
Assets for the
right-of-use
related to leases are initially measured at cost, which comprises the initial amount of the lease liability adjusted by any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle, remove or restore the underlying asset, less any lease incentives received. The asset for the right-of-use
is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to CEMEX by the end of the lease term or if the cost of the asset for the right-of-use
reflects that CEMEX will exercise a purchase option. In that case the asset for the right-of-use
would be depreciated over the useful life of the underlying asset, on the same basis as those of property, plant and equipment. In addition, assets for the right-of-use
may be reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
CEMEX capitalizes, as part of the related cost of fixed assets, interest expense from existing debt during the construction or installation period of significant fixed assets, considering CEMEX’s corporate average interest rate and the average balance of investments in process for the period.
All waste removal costs or stripping costs incurred in the operative phase of a surface mine to access the mineral reserves are recognized as part of its carrying amount. The capitalized amounts are further amortized over the expected useful life of exposed ore body based on the units-of-production
method.
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

2.10)	BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS (notes 4.1 and 16)
Business combinations are recognized using the acquisition method, by allocating the consideration transferred to assume control of the entity to all assets acquired and liabilities assumed, based on their estimated fair values as

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

2)	SIGNIFICANT ACCOUNTING POLICIES — continued

2.10)	BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS (notes 4.1 and 16) — continued

of the acquisition date. Intangible assets acquired are identified and recognized at fair value. Any unallocated portion of the purchase price represents goodwill, which is not amortized and is subject to periodic impairment tests (note 2.11). Goodwill may be adjusted for any change to the preliminary assessment given to the assets acquired and/or liabilities assumed within the twelve-month period after purchase. Costs associated with the acquisition are expensed in the income statement as incurred.
CEMEX capitalizes intangible assets acquired and costs incurred in the development of intangible assets when probable future economic benefits are identified and there is evidence of control over such benefits. Intangible assets are recognized at their acquisition or development cost, as applicable. Indefinite life intangible assets are not amortized since the period in which the benefits associated with such intangibles will terminate cannot be accurately established. Definite life intangible assets are amortized on a straight-line basis or using the units-of-production
method, as applicable, as part of operating costs and expenses (notes 5 and 6).
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
CEMEX’s extraction rights have weighted-average useful lives of 83 years, depending on the sector and the expected life of the related reserves. As of December 31, 2022, except for extraction rights which are amortized using the units-of-production
method and/or as otherwise indicated, CEMEX’s intangible assets are amortized on a straight-line basis over their useful lives that range on average from 3 to 20 years.

2.11)	IMPAIRMENT OF LONG-LIVED ASSETS (notes 15 and 16)
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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

2)	SIGNIFICANT ACCOUNTING POLICIES — continued

2.11)	IMPAIRMENT OF LONG-LIVED ASSETS (notes 15 and 16) — continued
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
The reportable segments reported by CEMEX (note 4.3), represent CEMEX’s groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment, considering: a) that after the acquisition, goodwill was allocated at the level of the reportable segment; b) that the operating components that comprise the reported segment have similar economic characteristics; c) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; d) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; e) the vertical integration in the value chain of the products comprising each component; f) the type of clients, which are substantially similar in all components; g) the operative integration among components; and h) that the compensation system of a specific country is based on the consolidated results of the geographic segment and not

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

2)	SIGNIFICANT ACCOUNTING POLICIES — continued

2.11)	IMPAIRMENT OF LONG-LIVED ASSETS (notes 15 and 16) — continued
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

2.12)	PROVISIONS
CEMEX recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would require cash outflows, or the delivery of other resources owned by the Company. As of December 31, 2022 and 2021, some significant proceedings that gave rise to a portion of the carrying amount of CEMEX’s other current and non-current
liabilities and provisions are detailed in note 25.1.
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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

2)	SIGNIFICANT ACCOUNTING POLICIES — continued

2.12)	PROVISIONS — continued
Asset retirement obligations (note 18) — continued

NPV by the passage of time is charged to the line item “Financial income and other items, net.” Adjustments to the liability for changes in estimations are recognized against fixed assets, and depreciation is modified prospectively. These obligations are related mainly to future costs of demolition, cleaning and reforestation, so that quarries, maritime terminals and other production sites are left in acceptable conditions at the end of their operation.
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

2.13)	PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS (note 19)
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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

2)	SIGNIFICANT ACCOUNTING POLICIES — continued

2.13)	PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS (note 19) — continued
Defined benefit pension plans and other post-employment benefits — continued

expected return on plan assets and the discount of the benefits obligation to present value; c) a net interest is recognized on the net defined benefit liability (liability minus plan assets); and d) all actuarial gains and losses for the period, related to differences between the projected and real actuarial assumptions at the end of the period, as well as the difference between the expected and real return on plan assets, are recognized as part of “Other items of comprehensive income, net” within stockholders’ equity.
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

2.14)	INCOME TAXES (note 20)
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
Deferred tax assets are reviewed at each reporting date and are derecognized when it is not deemed probable that the related tax benefit will be realized, considering the aggregate amount of self-determined tax loss

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

2)	SIGNIFICANT ACCOUNTING POLICIES — continued

2.14)	INCOME TAXES (note 20) — continued

carryforwards that CEMEX believes will not be rejected by the tax authorities based on available evidence and the likelihood of recovering them prior to their expiration through an analysis of estimated future taxable income. If it is probable that the tax authorities would reject a self-determined deferred tax asset, CEMEX would derecognized such asset. When it is considered that a deferred tax asset will not be recovered before its expiration, CEMEX would not recognize such deferred tax asset. Both situations would result in additional income tax expense for the period in which such determination is made. To determine whether it is probable that deferred tax assets will ultimately be recovered, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences. Likewise, CEMEX analyzes its actual results versus the Company’s estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX’s estimates, the deferred tax asset and/or valuations may be affected, and necessary adjustments will be made based on relevant information in CEMEX’s income statement for such period.
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
For the years ended December 31, 2022, 2021 and 2020, the statutory tax rates in CEMEX’s main operations were as follows:

Country	2022	2021	2020
Mexico	30.0%	30.0%	30.0%
United States	21.0%	21.0%	21.0%
United Kingdom	19.0%	19.0%	19.0%
France	25.8%	28.4%	32.0%
Germany	28.2%	28.2%	28.2%
Spain	25.0%	25.0%	25.0%
Philippines	25.0%	25.0%	30.0%
Israel	23.0%	23.0%	23.0%
Colombia	35.0%	31.0%	32.0%
Others	5.5% – 30.0%	5.5% – 30.0%	9.0% – 30.0%
CEMEX’s current and deferred income tax amounts included in the income statement for the period are highly variable, and are subject, among other factors, to taxable income determined in each jurisdiction in which

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

2)	SIGNIFICANT ACCOUNTING POLICIES — continued

2.14)	INCOME TAXES (note 20) — continued

CEMEX operates. Such amounts of taxable income depend on factors such as sale volumes and prices, costs and expenses, exchange rate fluctuations and interest on debt, among others, as well as to the estimated tax assets at the end of the period due to the expected future generation of taxable gains in each jurisdiction.

2.15)	STOCKHOLDERS’ EQUITY
Common stock and additional
paid-in
capital (note 21.1)
These items represent the value of stockholders’ contributions and include the recognition of executive compensation programs in CEMEX, S.A.B. de C.V.’s CPOs as well as decreases associated with the restitution of retained earnings.
Other equity reserves and subordinated notes (note 21.2)
Groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity, and includes the comprehensive income (loss), which reflects certain changes in stockholders’ equity that do not result from investments by owners and distributions to owners.
Beginning in June 2021, this line item includes the balance of subordinated notes with no fixed maturity issued by the Parent Company. Considering that the Parent Company’s subordinated notes have no fixed maturity date, there is no contractual obligation for the Parent Company to deliver cash or any other financial assets, the payment of principal and interest may be deferred indefinitely at the sole discretion of CEMEX and specific redemption events, are fully under the Parent Company’s control, under applicable IFRS, these subordinated notes issued by the Parent Company qualify as equity instruments and are classified within controlling interest stockholders’ equity. In addition, this line item includes the accrued interest under subordinated notes.
The most significant items within “Other equity reserves and subordinated notes” during the reported periods are as follows:
Items of “Other equity reserves and subordinated notes” included within other comprehensive income (loss):

•
Currency translation effects from the translation of foreign subsidiaries, net of: a) exchange results from foreign currency debt directly related to the acquisition of foreign subsidiaries; and b) exchange results from foreign currency related parties’ balances that are of a non-current
investment class (note 2.5);

•
The effective portion of the valuation and liquidation effects from derivative financial instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 2.7);

•	Changes in fair value of other investments in strategic securities (note 2.7); and

•	Current and deferred income taxes during the period arising from items whose effects are directly recognized in stockholders’ equity.
Items of “Other equity reserves and subordinated notes” not included in comprehensive income (loss):

•	Effects related to controlling stockholders’ equity for changes or transactions affecting non-controlling interest stockholders in CEMEX’s consolidated subsidiaries;

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

2)	SIGNIFICANT ACCOUNTING POLICIES — continued

2.15)	STOCKHOLDERS’ EQUITY — continued
Other equity reserves and subordinated notes (note 21.2) — continued

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

2.16)	REVENUE RECOGNITION (note 3)
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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

2)	SIGNIFICANT ACCOUNTING POLICIES — continued

2.16)	REVENUE RECOGNITION (note 3) — continued

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

2.17)	COST OF SALES AND OPERATING EXPENSES (notes 5 and 6)
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

2.18)	EXECUTIVE SHARE-BASED COMPENSATION (note 22)
Share-based payments to executives are defined as equity instruments when services received from employees are settled by delivering shares of the Parent Company and/or a subsidiary; or as liability instruments when CEMEX commits to make cash payments to the executives upon exercise of the awards based on changes in the Parent Company and/or the subsidiary’s stock (intrinsic value). The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in the operating results during the periods in which the exercise rights are vested. Liability instruments are valued at their estimated fair value at each reporting date, recognizing the changes in fair value through the operating results.

2.19)	ALLOWANCES RELATED TO EMISSIONS OF CO 2
According to the Paris Agreement objectives (note 2.4), in certain countries where CEMEX operates, such as the EU countries and the United Kingdom, among others, mechanisms aimed at reducing carbon dioxide emissions have been established, such as the EU’s Emissions Trading System (“EU ETS”), by means of which, the relevant environmental authorities grant annually certain number of emission rights (“Allowances”) so far free of cost to the entities releasing CO
2
. Entities in turn must submit to such environmental authorities at the end of the compliance period, Allowances for a volume equivalent to the tons of CO
2
released. Companies must buy

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

2)	SIGNIFICANT ACCOUNTING POLICIES — continued

2.19)	ALLOWANCES RELATED TO EMISSIONS OF CO 2 — continued

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
As of December 31, 2022, according to management estimates (unaudited), CEMEX held excess Allowances received for no consideration in prior years sufficient to allow the Company offsetting CO
2
costs in the EU and the United Kingdom operations until 2026. Moreover, the increasing use of decarbonated or lower carbon raw materials, although far more expensive than traditional raw materials, among other strategies to reduce CO
2
emissions such as the use of alternative fuels and decarbonated or lower carbon cementitious materials, may allow CEMEX, according to internal estimates, to extend its consolidated surplus of Allowances beyond 2026.
CEMEX accounts for the effects associated with CO
2
emission reduction mechanisms as follows:

•	Certificates received through government grants for no consideration paid are recognized at zero cost in the statement of financial position.

•	Revenues received from the sale of excess Allowances are recognized in the statement of operations in the period in which they occur.

•	Allowances that would be acquired to hedge exceeding CO 2 emissions would be recognized as intangible assets at cost and would be further amortized to cost of sales during the compliance period.

•
CEMEX would accrue a provision at market value against cost of sales when current emissions of CO
2
would exceed the number of emission rights on hand and the required additional Allowances would not be yet acquired in the market.

•	In addition, in certain countries, the environmental authorities impose levies per ton of CO 2 or other greenhouse gases released. Such expenses are recognized as part of cost of sales as incurred.

2.20)	CONCENTRATION OF CREDIT
CEMEX sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX operates. As of and for the years ended December 31, 2022, 2021 and 2020, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

2)	SIGNIFICANT ACCOUNTING POLICIES — continued

2.21)	NEWLY ISSUED IFRS NOT YET ADOPTED
There are several amendments or new IFRS issued but not yet effective which are under analysis and the Company’s management expects to adopt in their specific effective dates considering preliminarily without any significant effect in the Company’s financial position or operating results, and which are summarized as follows:

Standard	Main topic	Effective date
Amendments to IFRS 10, Consolidated financial statements and IAS 28	Clarify the recognition of gains or losses in the Parent’s financial statements for the sale or contribution of assets between an investor and its associate or joint venture	Has yet to be set

Amendments to IAS 1, Presentation of Financial Statements – Classification of Liabilities as Current or Non-current	Clarifies the requirements to be applied in classifying liabilities as current and non-current.	January 1, 2023

Amendments to IAS 8, Definition of Accounting Estimates	The amendment makes a distinction between how an entity should present and disclose different types of accounting changes in its financial statements. Changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.	January 1, 2023

Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policies	The amendment requires entities to disclose their material accounting policies rather than their significant accounting policies. To support this amendment the Board has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2
Making Materiality Judgements to accounting policy disclosures
	.	January 1, 2023

Amendments to IAS 12, Income Taxes – Deferred Tax related to Assets and Liabilities arising from a Single Transaction	The amendment clarifies that companies should account for deferred tax assets and liabilities on transactions such as leases and decommissioning obligations. CEMEX has always applied these criteria.	January 1, 2023

IFRS 17, Insurance Contracts	The new Standard establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4,
Insurance contracts
	. The Standard outlines a General Model, which is modified for insurance contracts with direct participation features, described as the Variable Fee Approach. The General Model is simplified if certain criteria are met by measuring the liability for remaining coverage using the Premium Allocation Approach.	January 1, 2023

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

2)	SIGNIFICANT ACCOUNTING POLICIES — continued

2.21)	NEWLY ISSUED IFRS NOT YET ADOPTED — continued

Standard	Main topic	Effective date
Amendments to IFRS 16, Leases – Lease Liability in a Sale and Leaseback	The amendments mentioned that on initial recognition, the seller-lessee would include variable payments when it measures a lease liability arising from a sale-and-leaseback
	transaction. In addition, the amendments established that the seller-lessee could not recognize gains or losses relating to the right of use it retains after initial recognition.	January 1, 2024

3)	REVENUES
CEMEX’s revenues are mainly originated from the sale and distribution of cement, ready-mix
concrete, aggregates and other construction materials and services, including urbanization solutions. CEMEX grants credit for terms ranging from 15 to 90 days depending on the type and risk of each customer. For the years ended December 31, 2022, 2021 and 2020, revenue is as follows:

	2022	2021	2020
From the sale of goods associated to CEMEX’s main activities 1	$15,137	14,009	12,344
From the sale of other goods and services 2	440	370	325

	$15,577	14,379	12,669

1	Include in each period immaterial amounts of revenue generated under construction contracts.
2	Refers mainly to revenues generated by subsidiaries not individually significant operating in different lines of business.
Information of revenues by reportable segment and line of business for the years 2022, 2021 and 2020 is presented in note 4.3
As of December 31, 2022 and 2021, amounts receivable for progress billings to and advances received from customers of construction contracts were not significant. Moreover, for the years 2022, 2021 and 2020, revenues and costs related to construction contracts in progress were not material.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

3)	REVENUES — continued

Certain promotions and/or discounts and rebates offered as part of the sale transaction, result in a portion of the transaction price should be allocated to such commercial incentives as separate performance obligations, recognized as contract liabilities with customers, and deferred to the income statement during the period in which the incentive is exercised by the customer or until it expires. For the years ended December 31, 2022, 2021 and 2020 changes in the balance of contract liabilities with customers are as follows:

	2022	2021	2020
Opening balance of contract liabilities with customers	$257	201	225
Increase during the period for new transactions	1,493	1,626	1,536
Decrease during the period for exercise or expiration of incentives	(1,458)	(1,574)	(1,561)
Currency translation effects	1	4	1

Closing balance of contract liabilities with customers	$293	257	201

For the years 2022, 2021 and 2020, CEMEX did not identify any significant costs required to be capitalized as contract fulfilment assets and released over the contract life according to IFRS 15,
Revenues from contracts with customers
.

4)	BUSINESS COMBINATIONS, DISCONTINUED OPERATIONS AND SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS

4.1)	BUSINESS COMBINATIONS
On July 11, 2022, through a subsidiary in Germany, CEMEX completed the acquisition of a 53% stake in the German aggregates company ProStein for a total consideration of $21. The investment expands CEMEX’s aggregates business in the region and CEMEX estimates increases the life of aggregates reserves for CEMEX’s operations in Central Europe for at least the next 25 years. The majority stake in ProStein’s assets adds a full range of fine and hard aggregates to CEMEX’s aggregates portfolio. In addition to supplying the greater Berlin area, the additional capacity can supply several urban centers in Poland and the Czech Republic. ProStein’s assets include six active hardstone plants and six construction, demolition, and excavation waste (CDEW) recovery sites. As of December 31, 2022, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, CEMEX has not determined any goodwill.
On December 10, 2021, through a subsidiary in Mexico, CEMEX acquired Broquers Ambiental, a sustainable waste management company for a total consideration of $13. Broquers Ambiental assets include a plant for solid waste treatment for its use as alternate fuel. During 2022, considering the valuation of the fair values of the assets acquired and liabilities assumed, CEMEX determined goodwill of $4.
In January 2021, a subsidiary of CEMEX in Israel acquired two ready-mix
concrete plants from Kinneret and
Beton-He’Emek
for an amount in shekels equivalent to $6. As of December 31, 2021, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, CEMEX determined goodwill of $5.
During the first 6 months of 2020, a subsidiary of CEMEX in Israel acquired a ready-mix
concrete products business from Ashtrom Industries for an amount in shekels equivalent to $33. After the conclusion of the purchase price allocation to the fair values of the assets acquired and liabilities assumed of this business, CEMEX determined goodwill of $2.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

4)	BUSINESS COMBINATIONS, DISCONTINUED OPERATIONS AND SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS — continued

4.2)	DISCONTINUED OPERATIONS
On October 25, 2022, to accelerate the growth and development of Neoris, its subsidiary in the digital solutions sector, CEMEX closed a partnership with Advent International (“Advent”). As part of the partnership CEMEX sold to Advent a
65%
stake in Neoris for a total cash consideration of
$119.
While surrendering control to Advent, CEMEX retains a
34.8%
stake and remains as a key strategic partner and customer of Neoris. CEMEX’s retained
34.8%
stake in Neoris was remeasured at fair value at the date of loss of control, is subsequently accounted for under the equity method and is presented in the line item “Investments in associates and joint ventures”. Neoris’ results for the period from January 1 to October 25, 2022 and for the years ended December 31, 2021 and 2020 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations,” including in 2022 a gain on sale of

$117
, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control. In connection with this transaction, CEMEX, as borrower, entered into short-terms loan agreements with certain subsidiaries of Neoris to support Neoris with working capital requirements while the ownership transition took place. These loans were in market terms and conditions and were for amounts that are not material to CEMEX but material to Neoris.
On August 31, 2022, through subsidiaries in Colombia and Spain, CEMEX concluded the sale with affiliates of Cementos Progreso Holdings, S.L. of its entire operations in Costa Rica and El Salvador for a total cash consideration of $325, related to CEMEX’s aggregate controlling interest. The assets sold consisted of one cement plant, one grinding station, seven ready-mix
plants, one aggregates quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. As of December 31, 2021 the assets and liabilities associated with the operations in Costa Rica and El Salvador were presented in the statement of financial position within the line items of “Assets held for sale” and “Liabilities directly related to assets held for sale”, as correspond. CEMEX’s results of these operations for the period from January 1 to August 31, 2022 and for the years ended December 31, 2021 and 2020 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations,” including in 2022 a gain on sale of $240 which includes the reclassification of foreign currency translation effects accrued in equity until the disposal date.
On July 9, 2021, CEMEX closed the sale to Çimsa Çimento Sanayi Ve Ticaret A.Ş., of its white cement business, except for Mexico and the United States, for a total cash consideration of $155, including its Buñol cement plant in Spain and its white cement customer list. CEMEX’s operations of these assets in Spain for the period from January 1 to July 9, 2021 and for the year ended December 31, 2020 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations,” including in 2021 a loss on sale of $67 net of the proportional allocation of goodwill of $41.
On March 31, 2021, CEMEX closed the sale to LafargeHolcim of 24 concrete plants and one aggregates quarry located in the Rhone Alpes region in the Southeast of France for a total cash consideration of $44. CEMEX’s operations of these assets in France for the three-month period ended on March 31, 2021 and the year ended December 31, 2020 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations.”
On August 3, 2020, through a subsidiary in the United Kingdom, CEMEX concluded the sale to Breedon Group plc of certain assets for a total cash consideration in Pounds equivalent to $230, including $30 of debt. The assets sold consisted of 49 ready-mix
plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of CEMEX’s paving solutions business in the United Kingdom. CEMEX’s operations of these assets in the United Kingdom for the period from January 1 to

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

4)	BUSINESS COMBINATIONS, DISCONTINUED OPERATIONS AND SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS — continued

4.2)	DISCONTINUED OPERATIONS — continued

August 3, 2020, including in 2020 a loss on sale of $57 net of the proportional allocation of goodwill of $47 are reported in the statements of operations, net of tax, in the single line item “Discontinued operations.”
The following table presents condensed combined information of the statement of financial position for the assets held for sale in 2021 related to the operating segments in Costa Rica and El Salvador, as mentioned above:

2021
Current assets	$29
Non-current assets	48

Total assets held for sale	77
Current liabilities	31
Non-current liabilities	8

Total liabilities directly related to assets held for sale	39

Total net assets held for sale	$38

In addition, the following table presents condensed combined information of the statements of operations of CEMEX’s discontinued operations previously mentioned related to: a) Neoris operations for the period from January 1 to October 25, 2022 and for years ended December 31, 2021 and 2020; b) Costa Rica and El Salvador for the period from January 1 to August 31, 2022 and for the years ended December 31, 2021 and 2020; c) Spain related to the white cement business for the period from January 1 to July 9, 2021 and for the year ended December 31, 2020; d) France related to the Rhone Alpes region for the three-month period ended March 31, 2021 and the year ended December 31, 2020; e) the United Kingdom for the period from January 1 to August 3, 2020 and; f) the United States related to Kosmos assets for the period from January 1 to March 6, 2020.

	2022	2021	2020
Revenues	$256	354	490
Cost of sales and operating expenses	(225)	(304)	(434)
Other income (expenses), net	(8)	(42)	(21)
Financial expenses, net and others	—	5	2

Earnings before income tax	23	13	37
Income tax	(3)	(48)	(92)

Result of discontinued operations	20	(35)	(55)
Net disposal result	304	(4)	(45)

Net result of discontinued operations	$324	(39)	(100)

4.3)	SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS
Reportable segments represent the components of CEMEX that engage in business activities from which CEMEX may earn revenues and incur expenses, whose operating results are reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. CEMEX operates by geography and business on a regional

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

4)	BUSINESS COMBINATIONS, DISCONTINUED OPERATIONS AND SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS — continued

4.3)	SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS — continued

basis. For the reported periods, CEMEX’s operations were organized in four regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) Europe, Middle East, Africa and Asia (“EMEAA”) and 4) South, Central America and the Caribbean (“SCA&C”). The accounting policies applied to determine the financial information by reportable segment are consistent with those described in note 2.
Considering similar regional and economic characteristics and/or materiality, certain countries have been aggregated and presented as single line items as follows: a) “Rest of EMEAA” refers to CEMEX’s operations in the Czech Republic, Croatia, Egypt and the United Arab Emirates; b) “Rest of SCA&C” refers to CEMEX’s operations in Puerto Rico, Nicaragua, Jamaica, the Caribbean and Guatemala, excluding the operations of Trinidad Cement Limited (“TCL”); and c) “Caribbean TCL” refers to the operations of TCL and subsidiaries in Trinidad and Tobago, Jamaica, Guyana and Barbados. The segment “Others” refers to: 1) cement trade maritime operations, 2) the Parent Company, other corporate entities and finance subsidiaries, and 3) other minor subsidiaries with different lines of business. For the years 2022, 2021 and 2020, for purposes of the selected financial information by reportable segment and line of business, the operations of Neoris, formerly part of the segment “Others”, are presented as discontinued operations. The financial information for the years 2021 and 2020 previously reported was reformulated to consider this new presentation.
Selected information of the consolidated statements of operations by reportable segment for the years 2022, 2021 and 2020, excluding the share of profits of equity accounted investees by reportable segment that is included in the note 14.1, was as follows:

2022	Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$3,842	(200)	3,642	1,133	172	961	(69)	(28)	32
United States	5,038	(4)	5,034	762	455	307	(205)	(55)	(21)
EMEAA
United Kingdom	982	—	982	195	60	135	(8)	(8)	(8)
France	781	—	781	63	50	13	1	(10)	2
Germany	485	(46)	439	40	28	12	2	(2)	(3)
Poland	419	(4)	415	64	22	42	1	(2)	4
Spain	382	(36)	346	6	28	(22)	(113)	(2)	2
Philippines 1	379	—	379	84	37	47	(2)	18	(9)
Israel	840	—	840	112	46	66	5	(4)	—
Rest of EMEAA	707	(1)	706	116	55	61	(10)	(4)	2
SCA&C
Colombia 2	429	—	429	61	24	37	12	(7)	22
Panama 2	149	(34)	115	28	16	12	(2)	—	—
Caribbean TCL 3	302	(8)	294	74	17	57	(19)	(4)	(1)
Dominican Republic	348	(6)	342	133	8	125	(1)	(1)	(3)
Rest of SCA&C 2	394	(1)	393	90	13	77	(2)	(2)	(3)
Others	2,849	(2,409)	440	(280)	89	(369)	(57)	(290)	31

Continuing operations	18,326	(2,749)	15,577	2,681	1,120	1,561	(467)	(401)	47
Discontinued operations	256	—	256	39	8	31	(8)	(4)	4

Total	$18,582	(2,749)	15,833	2,720	1,128	1,592	(475)	(405)	51

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

4)	BUSINESS COMBINATIONS, DISCONTINUED OPERATIONS AND SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS — continued

4.3)	SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS — continued

2021	Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$3,466	(142)	3,324	1,164	161	1,003	(43)	(29)	2
United States	4,359	(4)	4,355	778	464	314	(127)	(47)	(19)
EMEAA
United Kingdom	940	—	940	141	69	72	(3)	(8)	(17)
France	863	—	863	93	50	43	(6)	(11)	—
Germany	472	(43)	429	69	28	41	—	(2)	(2)
Poland	405	(6)	399	73	25	48	(4)	(2)	1
Spain	359	(25)	334	(6)	33	(39)	(331)	(3)	51
Philippines 1	424	—	424	114	40	74	(1)	17	(2)
Israel	785	—	785	114	45	69	(1)	(4)	2
Rest of EMEAA	618	(5)	613	87	56	31	(110)	(3)	1
SCA&C
Colombia 2	437	—	437	87	26	61	(19)	(7)	(12)
Panama 2	121	(23)	98	31	16	15	(2)	—	—
Caribbean TCL 3	280	(7)	273	65	19	46	(1)	(6)	(6)
Dominican Republic	299	(8)	291	128	7	121	3	—	(1)
Rest of SCA&C 2	465	(21)	444	110	13	97	(5)	(2)	(3)
Others	1,621	(1,251)	370	(209)	68	(277)	568	(551)	(74)

Continuing operations	15,914	(1,535)	14,379	2,839	1,120	1,719	(82)	(658)	(79)
Discontinued operations	354	—	354	66	16	50	(42)	(5)	10

Total	$16,268	(1,535)	14,733	2,905	1,136	1,769	(124)	(663)	(69)

2020	Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$2,812	(134)	2,678	931	148	783	(46)	(31)	(4)
United States	3,994	(1)	3,993	747	440	307	(1,350)	(53)	(20)
EMEAA
United Kingdom	739	—	739	88	67	21	(73)	(9)	(77)
France	754	—	754	71	48	23	(1)	(12)	3
Germany	489	(37)	452	67	28	39	(3)	(2)	(3)
Poland	377	(7)	370	74	25	49	(1)	(2)	1
Spain	319	(16)	303	25	39	(14)	(195)	(3)	(9)
Philippines 1	398	—	398	118	46	72	(1)	2	2
Israel	754	—	754	115	28	87	—	(4)	1
Rest of EMEAA	582	(9)	573	75	56	19	(26)	(3)	(22)
SCA&C
Colombia 2	404	—	404	86	25	61	(14)	(5)	(13)
Panama 2	80	(7)	73	12	16	(4)	(19)	(1)	1
Caribbean TCL 3	251	(7)	244	65	22	43	(9)	(6)	(8)
Dominican Republic	229	(11)	218	84	8	76	(5)	(1)	4
Rest of SCA&C 2	393	(3)	390	100	15	85	(38)	(2)	7
Others	796	(470)	326	(261)	94	(355)	18	(641)	22

Continuing operations	13,371	(702)	12,669	2,397	1,105	1,292	(1,763)	(773)	(115)
Discontinued operations	505	(15)	490	76	20	56	(21)	(4)	6

Total	$13,876	(717)	13,159	2,473	1,125	1,348	(1,784)	(777)	(109)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

4)	BUSINESS COMBINATIONS, DISCONTINUED OPERATIONS AND SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS — continued

4.3)	SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS — continued

1
CEMEX’s operations in the Philippines are mainly conducted through CEMEX Holdings Philippines, Inc. (“CHP”), a Philippine company whose shares trade on the Philippines Stock Exchange. As of December 31, 2022 and 2021, there is a non-controlling
interest in CHP of 22.10% and 22.16%, respectively, of its ordinary shares (note 21.4).

2
CEMEX Latam Holdings, S.A. (“CLH”), a company incorporated in Spain, trades its ordinary shares on the Colombian Stock Exchange. CLH is the indirect holding company of CEMEX’s operations in Colombia, Panama, Guatemala and Nicaragua, and until August 31, 2022, of the operations in Costa Rica and El Salvador. At year end 2022 and 2021, there is a non-controlling
interest in CLH of 4.70% and 7.74%, respectively, of its ordinary shares, excluding shares held in CLH’s treasury (note 21.4).

3
The shares of TCL trade on the Trinidad and Tobago Stock Exchange. As of December 31, 2022 and 2021, there is a non-controlling
interest in TCL of 30.17% of its ordinary shares in both years (note 21.4).

Debt by reportable segment is disclosed in note 17.1. As of December 31, 2022 and 2021, selected statement of financial position information by reportable segment was as follows:

2022	Associates and joint ventures	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets 1
Mexico	$—	3,846	3,846	1,381	2,465	265
United States	198	12,425	12,623	2,642	9,981	551
EMEAA
United Kingdom	5	1,388	1,393	921	472	74
France	42	910	952	471	481	57
Germany	3	449	452	255	197	33
Poland	—	341	341	119	222	33
Spain	—	616	616	204	412	27
Philippines	—	792	792	155	637	72
Israel	—	771	771	495	276	37
Rest of EMEAA	10	773	783	303	480	55
SCA&C
Colombia	—	742	742	274	468	45
Panama	—	302	302	88	214	19
Caribbean TCL	—	499	499	218	281	16
Dominican Republic	—	232	232	81	151	18
Rest of SCA&C	—	268	268	104	164	20
Others	382	1,385	1,767	7,827	(6,060)	40

Total	640	25,739	26,379	15,538	10,841	1,362
Assets held for sale and related liabilities (note 13)	—	68	68	—	68	—

Total consolidated	$640	25,807	26,447	15,538	10,909	1,362

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

4)	BUSINESS COMBINATIONS, DISCONTINUED OPERATIONS AND SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS — continued

4.3)	SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS — continued

2021	Associates and joint ventures	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets 1
Mexico	$—	3,785	3,785	1,513	2,272	190
United States	159	12,651	12,810	2,707	10,103	373
EMEAA
United Kingdom	6	1,585	1,591	1,220	371	94
France	41	952	993	476	517	44
Germany	3	398	401	287	114	29
Poland	1	321	322	126	196	29
Spain	—	704	704	240	464	34
Philippines	—	777	777	153	624	89
Israel	—	776	776	526	250	45
Rest of EMEAA	9	798	807	287	520	66
SCA&C
Colombia	—	962	962	477	485	27
Panama	—	282	282	88	194	9
Caribbean TCL	—	498	498	219	279	22
Dominican Republic	—	192	192	87	105	15
Rest of SCA&C	—	262	262	173	89	15
Others	316	1,031	1,347	7,761	(6,414)	13

Total	535	25,974	26,509	16,340	10,169	1,094
Assets held for sale and related liabilities (note 13)	—	141	141	39	102	5

Total consolidated	$535	26,115	26,650	16,379	10,271	1,099

1
In 2022 and 2021, the column “Additions to fixed assets” includes capital expenditures, which comprises acquisitions of property, machinery and equipment as well as additions of assets for the right-of-use,
for combined amounts of $1,362 and $1,099, respectively (note 15).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

4)	BUSINESS COMBINATIONS, DISCONTINUED OPERATIONS AND SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS — continued

4.3)	SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS — continued

Revenues by line of business and reportable segment for the years ended December 31, 2022, 2021 and 2020 were as follows:

2022	Cement	Concrete	Aggregates	Urbanization solutions	Others	Eliminations	Revenues
Mexico	$2,663	925	261	843	14	(1,064)	3,642
United States	2,017	2,871	1,202	697	12	(1,765)	5,034
EMEAA
United Kingdom	312	329	371	206	27	(263)	982
France	—	622	332	15	—	(188)	781
Germany	220	186	81	32	71	(151)	439
Poland	282	160	41	4	1	(73)	415
Spain	281	99	34	25	—	(93)	346
Philippines	378	—	—	4	—	(3)	379
Israel	—	718	213	97	21	(209)	840
Rest of EMEAA	504	260	48	18	26	(150)	706
SCA&C
Colombia	296	137	40	62	19	(125)	429
Panama	119	27	7	13	2	(53)	115
Caribbean TCL	297	4	6	2	5	(20)	294
Dominican Republic	285	20	—	46	10	(19)	342
Rest of SCA&C	360	16	3	22	1	(9)	393
Others	—	—	—	—	2,851	(2,411)	440

Continuing operations	8,014	6,374	2,639	2,086	3,060	(6,596)	15,577
Discontinued operations	113	18	4	3	174	(56)	256

Total	$8,127	6,392	2,643	2,089	3,234	(6,652)	15,833

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

4)	BUSINESS COMBINATIONS, DISCONTINUED OPERATIONS AND SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS — continued

4.3)	SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS — continued

2021	Cement	Concrete	Aggregates	Urbanization solutions	Others	Eliminations	Revenues
Mexico	$2,412	733	208	810	14	(853)	3,324
United States	1,731	2,479	1,005	558	13	(1,431)	4,355
EMEAA
United Kingdom	270	311	377	200	53	(271)	940
France	—	682	397	6	—	(222)	863
Germany	210	204	65	30	69	(149)	429
Poland	272	154	38	6	1	(72)	399
Spain	256	93	31	23	—	(69)	334
Philippines	423	—	—	4	1	(4)	424
Israel	—	657	199	89	27	(187)	785
Rest of EMEAA	423	232	47	14	21	(124)	613
SCA&C
Colombia	309	130	36	58	21	(117)	437
Panama	103	16	5	7	1	(34)	98
Caribbean TCL	271	5	7	4	6	(20)	273
Dominican Republic	240	16	—	44	8	(17)	291
Rest of SCA&C	400	20	6	24	1	(7)	444
Others	—	—	—	—	1,619	(1,249)	370

Continuing operations	7,320	5,732	2,421	1,877	1,855	(4,826)	14,379
Discontinued operations	156	23	7	3	174	(9)	354

Total	$7,476	5,755	2,428	1,880	2,029	(4,835)	14,733

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

4)	BUSINESS COMBINATIONS, DISCONTINUED OPERATIONS AND SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS — continued

4.3)	SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS — continued

2020	Cement	Concrete	Aggregates	Urbanization solutions	Others	Eliminations	Revenues
Mexico	$2,001	628	172	590	14	(727)	2,678
United States	1,599	2,255	954	468	13	(1,296)	3,993
EMEAA
United Kingdom	201	274	314	176	53	(279)	739
France	—	647	340	—	—	(233)	754
Germany	210	202	69	31	69	(129)	452
Poland	244	142	39	6	1	(62)	370
Spain	233	83	24	18	—	(55)	303
Philippines	398	—	—	2	1	(3)	398
Israel	—	623	195	81	27	(172)	754
Rest of EMEAA	400	220	42	11	21	(121)	573
SCA&C
Colombia	294	119	34	44	21	(108)	404
Panama	67	14	4	4	1	(17)	73
Caribbean TCL	245	5	7	2	6	(21)	244
Dominican Republic	185	15	5	31	8	(26)	218
Rest of SCA&C	359	3	6	19	1	2	390
Others	—	—	—	—	802	(476)	326

Continuing operations	6,436	5,230	2,205	1,483	1,038	(3,723)	12,669
Discontinued operations	167	90	77	3	201	(48)	490

Total	$6,603	5,320	2,282	1,486	1,239	(3,771)	13,159

5)	COST OF SALES
The detail of consolidated cost of sales by nature for the years 2022, 2021 and 2020 is as follows:

	2022	2021	2020
Raw materials and goods for resale	$4,916	4,875	4,108
Payroll	1,474	1,349	1,254
Electricity, fuels and other services	1,655	1,174	1,052
Depreciation and amortization	929	934	914
Maintenance, repairs and supplies	809	722	648
Transportation costs	671	573	352
Other production costs	969	982	929
Change in inventory	(668)	(866)	(671)

	$10,755	9,743	8,586

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

6)	OPERATING EXPENSES
Consolidated operating expenses during 2022, 2021 and 2020 by function are as follows:

	2022	2021	2020
Administrative expenses 1, 2	$1,074	958	1,049
Selling expenses 2	363	322	329

Total administrative and selling expenses	1,437	1,280	1,378
Distribution and logistics expenses	1,824	1,637	1,413

Total operating expenses	$3,261	2,917	2,791

1
All significant R&D activities are executed by several internal areas of CEMEX as part of their daily activities. In 2022, 2021 and 2020, total combined expenses of these departments recognized within administrative expenses were $42, $44 and $39, respectively.

2
In 2022, 2021 and 2020, administrative expenses include depreciation and amortization of $140, $137 and $141, respectively, and selling expenses include depreciation and amortization of $51 in 2022, $49 in 2021 and $50 in 2020.

Consolidated operating expenses during 2022, 2021 and 2020 by nature are as follows:

	2022	2021	2020
Transportation costs	$1,676	1,502	1,313
Payroll	1,038	905	935
Depreciation and amortization	191	186	191
Professional legal, accounting and advisory services	145	144	174
Maintenance, repairs and supplies	84	76	72
Other operating expenses	127	104	106

	$3,261	2,917	2,791

7)	OTHER EXPENSES, NET
The detail of the line item “Other expenses, net” for the years 2022, 2021 and 2020 is as follows:

	2022	2021	2020
Impairment losses (notes 15.1, 16.1 and 16.2)	$(442)	(513)	(1,520)
Results from the sale of assets and others 1	9	(126)	(114)
Incremental costs and expenses related to the COVID-19 Pandemic 2	(14)	(26)	(48)
Restructuring costs 3	(20)	(17)	(81)
Sale of CO 2 Allowances (note 2.19) 4	—	600	—

	$(467)	(82)	(1,763)

1
In 2022, 2021 and 2020, includes $14, $29 and $11, respectively, in connection with property damages and natural disasters (note 25.1). In addition, in 2022 includes a gain of $48 as a result of the remeasurement at fair value of CEMEX’s previous controlling interest in Neoris at the time of sale.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

7)	OTHER EXPENSES, NET — continued

2
Refers to certain incremental costs and expenses related to the compliance of the hygiene measures and other negative effects of the Coronavirus
SARS-CoV-2
pandemic declared in March 2020 (the
“COVID-19
Pandemic”). From the beginning of the
COVID-19
Pandemic and attending official dispositions of the authorities in the countries in which CEMEX operates, the Company implemented strict hygiene, sanitary and security protocols in all its operations and modified its manufacturing, selling and distribution processes to implement physical distancing, aiming to protect the health and safety of its employees and their families, customers and communities.

3	Restructuring costs mainly refer to severance payments and the definite closing of operating sites.
4
In connection with the CO
2
Allowances under the EU ETS, during March 2021, considering CEMEX’s targets for the reduction of CO
2
emissions (note 2.4), as well as the innovative technologies and considerable capital investments that have to be deployed to achieve such goals, CEMEX sold 12.3 million Allowances in several transactions for an aggregate amount of $600. The Company had accrued such Allowances as of the end of Phase III under the EU ETS, which finalized on December 31, 2020.

8)	FINANCIAL ITEMS

8.1)	FINANCIAL EXPENSE
Consolidated financial expense in 2022, 2021 and 2020 includes $67, $67 and $74 of interest expense from financial obligations related to lease contracts (notes 15.2 and 17.2).

8.2)	FINANCIAL INCOME AND OTHER ITEMS, NET
The detail of financial income and other items, net in 2022, 2021 and 2020 was as follows:

	2022	2021	2020
Effects of amortized cost on assets and liabilities and others, net	$(32)	(28)	(89)
Net interest cost of pension liabilities (note 19)	(26)	(25)	(27)
Results from financial instruments, net (notes 14.2 and 17.4)	(5)	(6)	(17)
Foreign exchange results	73	(35)	(3)
Financial income	27	22	20
Others	10	(7)	1

	$47	(79)	(115)

9)	CASH AND CASH EQUIVALENTS
As of December 31, 2022 and 2021, consolidated cash and cash equivalents consisted of:

	2022	2021
Cash and bank accounts	$297	367
Fixed-income securities and other cash equivalents	198	246

	$495	613

Based on net settlement agreements, the balance of cash and cash equivalents excludes deposits in margin accounts that guarantee several obligations of CEMEX of $6 in 2022 and $15 in 2021, which were offset against

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

9)	CASH AND CASH EQUIVALENTS — continued

the corresponding obligations of CEMEX with the counterparties, considering CEMEX’s right, ability and intention to settle the amounts on a net basis.

10)	TRADE ACCOUNTS RECEIVABLE
As of December 31, 2022 and 2021, consolidated trade accounts receivable consisted of:

	2022	2021
Trade accounts receivable	$1,735	1,622
Allowances for expected credit losses	(91)	(101)

	$1,644	1,521

As of December 31, 2022 and 2021, trade accounts receivable include receivables of $828 and $727, respectively, sold under outstanding trade receivables securitization programs and/or factoring programs with recourse, established in Mexico, the United States, France and the United Kingdom, in which CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets; nonetheless, in such programs, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable. Therefore, the trade accounts receivable sold were not removed from the statement of financial position and the funded amounts to CEMEX of $678 in 2022 and $602 in 2021, were recognized within the line item of “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $24 in 2022, $11 in 2021 and $13 in 2020. CEMEX’s securitization programs are usually negotiated for periods of one to two years and are usually renewed at their maturity.
As of December 31, 2022, the balances of trade accounts receivable and the allowance for Expected Credit Losses (“ECL”) were as follows:

	Accounts receivable	ECL allowance	ECL average rate
Mexico	$306	31	10.1%
United States	591	9	1.5%
Europe, Middle East, Africa and Asia	763	41	5.4%
South, Central America and the Caribbean	73	10	13.7%
Others	2	—	—

	$1,735	91

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

10)	TRADE ACCOUNTS RECEIVABLE — continued

Changes in the allowance for expected credit losses in 2022, 2021 and 2020, were as follows:

	2022	2021	2020
Allowances for expected credit losses at beginning of period	$101	121	116
Charged to selling expenses	9	1	23
Deductions	(21)	(16)	(19)
Reclassification to assets held for sale (note 4.2)	—	(2)	—
Foreign currency translation effects	2	(3)	1

Allowances for expected credit losses at end of period	$91	101	121

As of December 31, 2021, in relation to the
COVID-19
Pandemic and the potential increase in expected credit losses on trade accounts receivable associated with the still remaining negative economic effects, CEMEX maintains continuous communication with its customers as part of its collection management, in order to anticipate situations that could represent an extension in the portfolio’s recovery period or in some cases the risk of non-recovery.
As of this same date, the Company considers that these negative effects do not yet have a significant impact on the estimates of expected credit losses and will continue to monitor the development of relevant events that may eventually have effect because of a deepening or extension of the
COVID-19
Pandemic.

11)	OTHER ACCOUNTS RECEIVABLE
As of December 31, 2022 and 2021, consolidated other accounts receivable consisted of:

	2022	2021
Advances of income taxes and other refundable taxes	$335	396
Non-trade accounts receivable 1	119	84
Interest and notes receivable	41	31
Current portion of valuation of derivative financial instruments	25	36
Loans to employees and others	15	11

	$535	558

1	Non-trade accounts receivable are mainly attributable to the sale of assets.

12)	INVENTORIES
As of December 31, 2022 and 2021, the consolidated balance of inventories was summarized as follows:

	2022	2021
Materials and spare parts	$563	372
Finished goods	406	343
Raw materials	329	242
Work-in-process	284	225
Inventory in transit	87	79

	$1,669	1,261

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

12)	INVENTORIES — continued

For the years ended December 31, 2022, 2021 and 2020, CEMEX recognized within “Cost of sales” in the income statement, inventory impairment losses of $10, $4 and $9, respectively.

13)	ASSETS HELD FOR SALE AND OTHER CURRENT ASSETS
As of December 31, 2022 and 2021, assets held for sale and other current assets was detailed as follows:

	2022	2021
Assets held for sale	$68	141
Other current assets	115	131

	$183	272

As of December 31, 2022 and 2021, assets held for sale, which are measured at the lower of their estimated realizable value, less costs to sell, and their carrying amounts, as well as liabilities directly related with such assets are detailed as follows:

	2022			2021
	Assets	Liabilities	Net assets	Assets	Liabilities	Net assets
Other assets held for sale	$68	—	68	$64	—	64
Costa Rica and El Salvador (note 4.2)	—	—	—	77	39	38

	$68	—	68	$141	39	102

As of December 31, 2022 and 2021, other current assets presented above are mainly comprised of advance payments to suppliers.

14)	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES, OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

14.1)	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
As of December 31, 2022 and 2021, the investments in common shares of associates and joint ventures were as follows:

	Activity	Country	%	2022	2021
Camcem, S.A. de C.V.	Cement	Mexico	40.1	$306	269
Concrete Supply Co. LLC	Concrete	United States	40.0	96	90
Lehigh White Cement Company	Cement	United States	36.8	76	69
Neoris N.V. 1	Technology	The Netherlands	34.8	62	—
Société d’Exploitation de Carrières	Aggregates	France	50.0	23	22
Société Méridionale de Carrières	Aggregates	France	33.3	12	12
Other companies	—	—	—	65	73

				$640	535

Out of which:
Acquisition cost				$302	303
Equity method recognition				$338	232

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

14)	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES, OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE — continued

14.1)	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES — continued

1
On October 25, 2022, in connection with the sale of Neoris’ 65% stake to Advent described in note 4.2, CEMEX’s remaining equity interest in Neoris was remeasured at fair value at the date of loss of control, measured prospectively under the equity method and is presented in the line item of investments in associates and joint ventures.

Combined condensed statement of financial position information of CEMEX’s equity accounted investees as of December 31, 2022 and 2021 is set forth below:

	2022	2021
Current assets	$1,603	1,424
Non-current assets	1,699	1,718

Total assets	3,302	3,142

Current liabilities	468	532
Non-current liabilities	774	737

Total liabilities	1,242	1,269

Total net assets	$2,060	1,873

Combined selected information of the statements of operations of CEMEX’s equity accounted investees in 2022, 2021 and 2020 is set forth below:

	2022	2021	2020
Revenues	$2,319	1,801	1,759
Operating earnings	398	312	296
Income before income tax	268	219	175
Net income	186	153	128
The share of equity accounted investees by reportable segment in the statements of operations for 2022, 2021 and 2020 is detailed as follows:

	2022	2021	2020
Mexico	$39	28	30
United States	17	18	15
EMEAA	8	8	6
Corporate and others	(34)	—	(2)

	$30	54	49

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

14)	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES, OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE — continued

14.2)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE
As of December 31, 2022 and 2021, consolidated other investments and non-current
accounts receivable were summarized as follows:

	2022	2021
Non-current accounts receivable 1	$228	204
Investments in strategic equity securities 2	5	14
Non-current portion of valuation of derivative financial instruments (note 17.4)	57	22
Investments at fair value through the income statement 3	3	3

	$293	243

1
Includes, among other items: a) accounts receivable from investees and joint ventures of $33 in 2022 and $21 in 2021, b) advances to suppliers of fixed assets of $58 in 2022 and $35 in 2021, c) employee prepaid compensation of $12 in 2022 and $7 in 2021, and d) warranty deposits of $21 in 2022 and $27 in 2021.

2	These investments are recognized at fair value through other comprehensive income.
3	Refers to investments in private funds. In 2022 and 2021, no contributions were made to such private funds.

15)	PROPERTY, MACHINERY AND EQUIPMENT, NET AND ASSETS FOR THE RIGHT-OF-USE, NET
As of December 31, 2022 and 2021, property, machinery and equipment, net and assets for the right-of-use,
net were summarized as follows:

	2022	2021
Property, machinery and equipment, net	$10,156	10,202
Assets for the right-of-use, net	1,128	1,120

	$11,284	11,322

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

15)	PROPERTY, MACHINERY AND EQUIPMENT, NET AND ASSETS FOR THE RIGHT-OF-USE, NET — continued

15.1)	PROPERTY, MACHINERY AND EQUIPMENT, NET
As of December 31, 2022 and 2021, consolidated property, machinery and equipment, net and the changes in this line item during 2022, 2021 and 2020, were as follows:

	2022
	Land and mineral reserves	Building	Machinery and equipment	Construction in progress 1	Total
Cost at beginning of period	$4,801	2,532	11,727	1,262	20,322
Accumulated depreciation and depletion	(1,226)	(1,494)	(7,400)	—	(10,120)

Net book value at beginning of period	3,575	1,038	4,327	1,262	10,202
Capital expenditures	126	52	406	457	1,041
Stripping costs	25	—	—	—	25

Total capital expenditures	151	52	406	457	1,066
Disposals 2	(4)	(4)	(22)	—	(30)
Business combinations (note 4.1)	32	1	9	1	43
Depreciation and depletion for the period	(153)	(78)	(493)	—	(724)
Impairment losses (note 7)	(12)	(8)	(55)	(2)	(77)
Foreign currency translation effects	(83)	(172)	(19)	(50)	(324)

Cost at end of period	4,843	2,342	11,663	1,668	20,516
Accumulated depreciation and depletion	(1,337)	(1,513)	(7,510)	—	(10,360)

Net book value at end of period	$3,506	829	4,153	1,668	10,156

	2021
	Land and mineral reserves	Building	Machinery and equipment	Construction in progress 1	Total	2020 1
Cost at beginning of period	$4,741	2,438	11,929	1,188	20,296	19,708
Accumulated depreciation and depletion	(1,177)	(1,474)	(7,475)	—	(10,126)	(9,143)

Net book value at beginning of period	3,564	964	4,454	1,188	10,170	10,565
Capital expenditures	81	159	609	—	849	564
Stripping costs	18	—	—	—	18	18

Total capital expenditures	99	159	609	—	867	582
Disposals 2	(20)	(6)	(80)	—	(106)	(63)
Reclassifications 3	(4)	(8)	(29)	(3)	(44)	(18)
Business combinations (note 4.1)	—	—	—	—	—	11
Depreciation and depletion for the period	(108)	(74)	(536)	—	(718)	(736)
Impairment losses (note 7)	(11)	(9)	(15)	(8)	(43)	(306)
Foreign currency translation effects	55	12	(76)	85	76	135

Cost at end of period	4,801	2,532	11,727	1,262	20,322	20,296
Accumulated depreciation and depletion	(1,226)	(1,494)	(7,400)	—	(10,120)	(10,126)

Net book value at end of period	$3,575	1,038	4,327	1,262	10,202	10,170

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

15)	PROPERTY, MACHINERY AND EQUIPMENT, NET AND ASSETS FOR THE RIGHT-OF-USE, NET — continued

15.1)	PROPERTY, MACHINERY AND EQUIPMENT, NET — continued

1
As of December 31, 2022, the Maceo plant in Colombia, finalized significantly in 2017, with an annual capacity of approximately 1.3 million tons of cement, has not initiated commercial operations mainly as the access road has not been finalized. As of the reporting date, the works related to the access road to the plant reflect a significant progress; nonetheless, the beginning of commercial operations is subject also to the successful conclusion of several ongoing processes for the proper operation of the assets and other legal proceedings (note 25.3). As of December 31, 2022, the carrying amount of the plant, is for an amount in Colombian Pesos equivalent to $219.

2
In 2022 includes sales of
non-strategic
fixed assets in the United States and the United Kingdom for $5 and $5, respectively, among others. In 2021 includes sales of non-strategic
fixed assets in Spain, the United States and the United Kingdom for $51, $29 and $12, respectively, among others. In 2020, includes sales of non-strategic
fixed assets in the United Kingdom and the United States for $28 and $18, respectively, among others.

3
In 2021, refers to the reclassification to
held-for-sale
of the assets in Costa Rica and El Salvador for $43 and $1, respectively. In 2020, refers to the reclassification of the assets in France, Puerto Rico, Colombia and Dominican Republic for $8, $5, $3 and $2, respectively.

During 2022, 2021 and 2020, CEMEX recognized impairment losses of fixed assets for $77, $43 and $306, respectively, mainly in connection with reductions in estimated discounted future cash flows due to the increase in interest rates and assets held for sale in 2022 and 2021, and the negative effects of the
COVID-19
Pandemic in 2020, as a result of which CEMEX closed certain idle assets that will remain closed for the foreseeable future in relation to the estimated sales volumes and the Company’s ability to supply demand by achieving efficiencies in other operating assets. Moreover, during 2022 and 2021 there were no reversal of impairment charges of the
COVID-19
Pandemic’ related adjustments of 2020 as all related assets remain closed.
For the years ended December 31, 2022, 2021 and 2020, CEMEX adjusted the related fixed assets to their estimated value in use in those circumstances in which the assets would continue in operation based on estimated cash flows during the remaining useful life, or to their realizable value, in case of permanent shut down, and recognized impairment losses within the line item of “Other expenses, net” (notes 2.11 and 7).
During the years ended December 31, 2022, 2021 and 2020 impairment losses of fixed assets by country are as follows:

	2022	2021	2020
United States	$26	18	76
Spain	23	—	135
Colombia	—	10	2
Caribbean TCL	14	—	—
United Kingdom	10	5	39
Puerto Rico	—	—	20
Croatia	—	—	13
Panama	—	—	12
Others	4	10	9

	$77	43	306

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

15)	PROPERTY, MACHINERY AND EQUIPMENT, NET AND ASSETS FOR THE RIGHT-OF-USE, NET — continued

15.2)	ASSETS FOR THE RIGHT-OF-USE, NET
As of December 31, 2022 and 2021, consolidated assets for the right-of-use,
net and the changes in this caption during 2022, 2021 and 2020, were as follows:

	2022
	Land	Buildings	Machinery and equipment	Others	Total
Assets for the right-of-use at beginning of period	$395	401	1,513	21	2,330
Accumulated depreciation	(147)	(205)	(845)	(13)	(1,210)

Net book value at beginning of period	248	196	668	8	1,120
Additions of new leases	45	21	207	23	296
Cancellations and remeasurements	(15)	(27)	(82)	(1)	(125)
Depreciation	(1)	(77)	(165)	(15)	(258)
Foreign currency translation effects	20	19	48	8	95

Assets for the right-of-use at end of period	439	335	1,570	55	2,399
Accumulated depreciation	(142)	(203)	(894)	(32)	(1,271)

Net book value at end of period	$297	132	676	23	1,128

	2021
	Land	Buildings	Machinery and equipment	Others	Total	2020
Assets for the right-of-use at beginning of period	$409	457	1,502	21	2,389	2,265
Accumulated depreciation	(139)	(253)	(744)	(10)	(1,146)	(980)

Net book value at beginning of period	270	204	758	11	1,243	1,285
Additions of new leases	59	22	143	3	227	213
Cancellations and remeasurements	(28)	(19)	(87)	—	(134)	(76)
Business combinations (note 4.1)	—	—	—	—	—	13
Depreciation	(17)	(37)	(226)	(3)	(283)	(239)
Foreign currency translation effects	(36)	26	80	(3)	67	47

Assets for the right-of-use at end of period	395	401	1,513	21	2,330	2,389
Accumulated depreciation	(147)	(205)	(845)	(13)	(1,210)	(1,146)

Net book value at end of period	$248	196	668	8	1,120	1,243

For the years ended December 31, 2022, 2021 and 2020, the combined rental expense related with short-term leases, leases of low-value
assets and variable lease payments were $108, $94 and $97, respectively, and were recognized in cost of sales and operating expenses, as correspond. During the reported periods, CEMEX did not have any material revenue from sub-leasing
activities. Moreover, during 2022, 2021 and 2020, CEMEX did not have significant rent concessions related to the
COVID-19
Pandemic.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

16)	GOODWILL AND INTANGIBLE ASSETS, NET

16.1)	BALANCES AND CHANGES DURING THE PERIOD
As of December 31, 2022 and 2021, consolidated goodwill, intangible assets and deferred charges were summarized as follows:

	2022			2021
	Cost	Accumulated amortization	Carrying amount	Cost	Accumulated amortization	Carrying amount
Intangible assets of indefinite useful life:
Goodwill	$7,538	—	7,538	$7,984	—	7,984
Intangible assets of definite useful life:
Extraction rights	1,729	(452)	1,277	1,781	(431)	1,350
Industrial property and trademarks	32	(15)	17	45	(22)	23
Customer relationships	196	(196)	—	196	(196)	—
Mining projects	39	(6)	33	52	(7)	45
Internally developed software	820	(534)	286	689	(461)	228
Other intangible assets	305	(163)	142	351	(218)	133

	$10,659	(1,366)	9,293	$11,098	(1,335)	9,763

Changes in consolidated goodwill for the years ended December 31, 2022, 2021 and 2020, were as follows:

	2022	2021	2020
Balance at beginning of period	$7,984	8,506	9,562
Impairment losses (notes 7 and 16.2)	(365)	(440)	(1,020)
Business combinations (note 4.1)	4	5	2
Reclassification to assets held for sale (notes 4.2 and 13)	—	(2)	(9)
Foreign currency translation effects	(85)	(85)	(29)

Balance at end of period	$7,538	7,984	8,506

Changes in intangible assets of definite life in 2022, 2021 and 2020, were as follows:

	2022
	Extraction rights	Industrial property and trademarks	Mining projects	Internally developed software 1	Others	Total
Balance at beginning of period	$1,350	23	45	228	133	1,779
Amortization for the period	(44)	(7)	(1)	(73)	(13)	(138)
Additions (decreases), net 1	(10)	—	(10)	136	35	151
Foreign currency translation effects	(19)	1	(1)	(5)	(13)	(37)

Balance at the end of period	$1,277	17	33	286	142	1,755

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

16)	GOODWILL AND INTANGIBLE ASSETS, NET — continued

16.1)	BALANCES AND CHANGES DURING THE PERIOD — continued

	2021
	Extraction rights	Industrial property and trademarks	Mining projects	Internally developed software 1	Others	Total	2020
Balance at beginning of period	$1,358	24	43	213	108	1,746	2,028
Impairment losses (note 7)	—	—	—	(49)	(4)	(53)	(194)
Amortization for the period	(24)	(2)	(1)	(71)	(21)	(119)	(130)
Additions (decreases), net 1	27	—	2	132	31	192	53
Business combinations (note 4.1)	—	—	—	—	—	—	7
Foreign currency translation effects	(11)	1	1	3	19	13	(18)

Balance at the end of period	$1,350	23	45	228	133	1,779	1,746

1
Includes the capitalized direct costs incurred in the development stage of internal-use
software, such as professional fees, direct labor and related travel expenses. The capitalized amounts are amortized to the statement of operations over a period ranging from 3 to 5 years.

In 2021, CEMEX recognized impairment losses in connection with its internally developed software of $49 considering certain obsolescence generated by the significant replacement of the applications platform during the period. In 2020, in connection with the idle status of North Brooksville plant in the United States, CEMEX also recognized a non-cash
impairment charge of $181 associated with the operating permits related to such plant considering that the book value of such permits will not be recovered through normal use before their expiration and $13 of other intangible assets.

16.2)	ANALYSIS OF GOODWILL IMPAIRMENT
Based on IFRS, CEMEX analyses the possible impairment of goodwill mandatorily at least once a year, determination made during the last quarter, or additionally at any interim date when impairment indicators exist, by means of determining the value in use of its groups of Cash Generating Units (“CGUs”) to which goodwill balances have been allocated. The value in use represents the discounted cash flows projections of each CGU for the next five years using risk adjusted discount rates.
In 2022, as part of the mandatory impairment tests during the fourth quarter, CEMEX recognized within Other expenses, net (note 7), non-cash
goodwill impairment losses for an aggregate amount of $365, of which, $273 correspond to the operating segment in the United States and $92 correspond to the operating segment in Spain. In both cases, the related book value of the operating segment exceeded the corresponding value in use. The impairment losses in 2022 are mainly related to the significant increase in the discount rates as compared to 2021 and the resulting significant decrease in the Company’s projected cash flows in these segments considering the global high inflationary environment, which increased the risk-free rates, and the material increase in the funding cost observed in the industry during the period. These negative effects more than offset the expected improvements in the estimated Operating EBITDA generation in both the United States and Spain.
During 2021 and 2020, in addition to the mandatory goodwill impairment tests at year end, considering the then negative effects and aftermath of the
COVID-19
Pandemic, as well as the high uncertainty and lack of visibility

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

16)	GOODWILL AND INTANGIBLE ASSETS, NET — continued

16.2)	ANALYSIS OF GOODWILL IMPAIRMENT — continued

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
As a result of these impairment analyses, in the third quarter of 2021 and 2020, the Company recognized within Other expenses, net (note 7) in the statement of operations, non-cash
goodwill impairment losses for aggregate amounts of $440 and $1,020, respectively, related, in 2021, to the operating segments in Spain of $317, UAE of $96 as well as $27 related to Neoris due to reorganization, and in 2020, related entirely with its operating segment in the United States. No other impairment test of goodwill as of September 30, 2021 and 2020 resulted in additional goodwill impairment losses. Furthermore, CEMEX did not determine additional impairment losses in its mandatory goodwill impairment test as of December 31, 2021 and 2020 in any of the groups of CGUs to which goodwill balances have been allocated.
In 2021, the impairment losses in Spain and UAE referred closely to disruptions in the supply chains that have generated increases in the estimated production and transportation costs that are considered will be sustained in the mid-term.
These negative effects significantly reduced the projected Operating EBITDA as a result of the aforementioned increases in costs and the corresponding value in use of the reporting segments in Spain and UAE as of September 30, 2021 as compared to the valuations determined as of December 31, 2020. Discount rates and long-term growth rates remained unchanged, which were 7.7% and 1.5% in Spain, respectively, as well as 8.3% and 2.6% in UAE, respectively.
In 2020, the perceived high volatility, lack of visibility and reduced outlook associated with the effects of the
COVID-19
Pandemic made CEMEX reduce its cash-flows projections in the United States from
7
to
5
years as well as reduce its long-term growth rate from 2.5% to 2%. Such changes significantly reduced the value in use as of September 30, 2020, which decreased by 25.7% as compared to December 31, 2019. Of this reduction, almost 52% was related to the decrease of two years in the cash flows projections, almost one third resulted from the reduction in the long-term growth rate used to determine the terminal value which changed from 2.5% in 2019 to 2.0% as of September 30, 2020, and the difference resulted from the slowdown of sales growth over the projected years, partially compensated by a positive effect associated with the reduction in the discount rate which decreased from 7.8% in 2019 to 7.7% as of September 30, 2020.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

16)	GOODWILL AND INTANGIBLE ASSETS, NET — continued

16.2)	ANALYSIS OF GOODWILL IMPAIRMENT — continued

As of December 31, 2022 and 2021, goodwill balances allocated by Operating Segment after impairment adjustments were as follows:

	2022	2021
Mexico	$384	361
United States	6,176	6,449
EMEAA
United Kingdom	250	280
France	201	213
Spain	57	158
Philippines	82	89
Rest of EMEAA 1	38	48
SCA&C
Colombia	202	244
Caribbean TCL	83	83
Rest of SCA&C 2	65	59

	$7,538	7,984

1	This caption refers to the operating segments in Israel, the Czech Republic and Egypt.
2	This caption refers to the operating segments in the Dominican Republic, the Caribbean and Panama.
As of December 31, 2022, 2021 and 2020, CEMEX’s
pre-tax
discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances were as follows:

	Discount rates			Long-term growth rates 1
Groups of CGUs	2022	2021	2020	2022	2021	2020
United States	9.1%	7.2%	7.3%	2.0%	2.0%	2.0%
Spain	9.4%	7.6%	7.7%	1.7%	1.5%	1.5%
United Kingdom	9.1%	7.3%	7.4%	1.5%	1.5%	1.6%
France	9.2%	7.3%	7.4%	1.4%	1.4%	1.7%
Mexico	10.3%	8.4%	8.3%	1.1%	1.0%	1.1%
Colombia	10.9%	8.5%	8.4%	3.3%	3.5%	2.5%
United Arab Emirates	—	—	8.3%	—	—	2.6%
Egypt	13.6%	10.7%	10.2%	3.0%	3.0%	5.6%
Range of rates in other countries	9.3% – 13.9%	7.4% – 11.7%	7.2% – 15.5%	1.5% – 6.0%	1.7% – 6.0%	(0.3%) – 6.5%

1	The long-term growth rates are generally based on projections issued by the International Monetary Fund (“IMF”).
As of December 31, 2022, the discount rates used by CEMEX in its cash flows projections to determine the value in use of its operating segments increased by a weighted average of 2.0% in respect to the discount rates determined at December 31, 2021, mainly considering the increase in the risk-free rate associated to CEMEX which changed from 1.82% in 2021 to 3.58% in 2022, the significant increase in the funding cost observed in the industry which changed from 4.1% in 2021 to 6.7% in 2022, as well as the average increase of approximately 1.7% in 2022 in the cost of equity. The other variables remained relatively flat. These financial assumptions will

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

16)	GOODWILL AND INTANGIBLE ASSETS, NET — continued

16.2)	ANALYSIS OF GOODWILL IMPAIRMENT — continued

be revised upwards or downwards again in the future as new economic data is available. CEMEX maintained certain reductions to the long-term growth rates used as of December 31, 2022 as compared to the IMF projections, mainly Mexico in 1.0% and Egypt in 2.85%.
The discount rates used by CEMEX as of December 31, 2021 changed slightly as compared to 2020 in a range of
-0.1%
up to 0.5%. The discount rates increased considering the weighing of debt in the calculation that decreased from 34.6% in 2020 to 26.9% in 2021 and the market risk premium which increased from 5.7% in 2020 to 5.8% in 2021. These increasing effects were offset by the decrease in the risk-free rate associated to CEMEX which changed from 2.2% in 2020 to 1.8% in 2021 and the reduction in the public comparable companies’ stock volatility (beta) that changed from 1.19 in 2020 to 1.12 in 2021. As of December 31, 2021, the funding cost observed in the industry of 4.1% remained unchanged against 2020, while the specific risk rates of each country experienced mixed non-significant
changes in 2021 as compared to 2020 in the majority of the countries. In addition, as preventive measure to continue considering the
COVID-19
Pandemic negative effects, CEMEX reduced in certain countries its long-term growth rates used in their cash flows projections as of December 31, 2021 as compared to the IMF projections such as in Mexico in 1.0% and Egypt in 2.8%.
Moreover, the discount rates used by CEMEX as of December 31, 2020 generally decreased as compared to 2019 in a range of 0.1% up to 1.5%, mainly as a result of a decrease in the funding cost observed in the industry that changed from 5.4% in 2019 to 4.1% in 2020, the weighing of debt in the calculation of the discount rates that increased from 31.7% in 2019 to 34.6% in 2020 and the risk-free rate associated to CEMEX which changed from 2.9% in 2019 to 2.2% in 2020. These reductions were partially offset by a slight increase in the public comparable companies’ stock volatility (beta) that changed from 1.08 in 2019 to 1.19 in 2020. Moreover, in 2020, as preventive measure to consider the then high uncertainty, volatility and reduced visibility related to the negative effects of the
COVID-19
Pandemic, CEMEX reduced in certain countries its long-term growth rates used in the Company’s cash flows projections as of December 31, 2020 as compared to the IMF projections such as in the United States in 0.5%, Mexico in 1.3% and Colombia in 1.2%.
In connection with the discount rates and long-term growth rates included in the table above, CEMEX verified the reasonableness of its conclusions using sensitivity analyses to changes in assumptions, affecting the value in use of all groups of CGUs with an independent reasonably possible increase of 1% in the pre-tax
discount rate, an independent possible decrease of 1% in the long-term growth rate, as well as using multiples of Operating EBITDA, by means of which, CEMEX determined a weighted-average multiple of Operating EBITDA to enterprise value observed in recent mergers and acquisitions in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of CGUs to which goodwill has been allocated. CEMEX considered an industry average Operating EBITDA multiple of 11.3 times in 2022 and 11.5 times in 2021 and 2020.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

16)	GOODWILL AND INTANGIBLE ASSETS, NET — continued

16.2)	ANALYSIS OF GOODWILL IMPAIRMENT — continued

In relation to the economic assumptions used by the Company described above, the additional impairment losses that would have resulted from the sensitivity analyses derived from independent changes in each of the relevant assumptions, as well as the average multiple of Operating EBITDA, in those operating segments that presented relative impairment risk as of December 31, 2022, are as follows:

		Additional effects to the impairment losses recognized from the sensitivity analyses to changes in assumptions as of December 31, 2022
Operating segment	Impairment losses recognized	Discount rate +1%	Long-term growth rate -1%	Multiples Operating EBITDA 11.3x
United States	$(273)	(1,243)	(986)	—
Spain	(92)	(59)	(47)	—
As of December 31, 2022, except for the operating segments presented in the table above, none of the other sensitivity analyses indicated a potential impairment risk in CEMEX’s operating segments. The factors considered by the Company’s management that could cause the hypothetical scenarios of the previous sensitivity analysis in Spain and the United States are, in relation to the discount rate, an independent increase of 372 bps in the Company’s funding cost observed as of December 31, 2022 of 6.7% or, an independent increase in the risk-free rate of 137 bps over the rates of 4.0% in Spain and 3.6% in the United States. Nonetheless, such assumptions did not seem reasonable as of December 31, 2022. CEMEX continually monitors the evolution of the group of CGUs to which goodwill has been allocated that have presented relative goodwill impairment risk in any of the reported periods and, if the relevant economic variables and the related value in use would be negatively affected, it may result in a goodwill impairment loss in the future.

17)	FINANCIAL INSTRUMENTS

17.1)	CURRENT AND NON-CURRENT DEBT
As of December 31, 2022 and 2021, CEMEX´s consolidated debt summarized by interest rates and currencies, was as follows:

	2022			2021
	Current	Non-current	Total 1, 2	Current	Non-current	Total 1, 2
Floating rate debt	$—	1,750	1,750	$27	896	923
Fixed rate debt	51	5,170	5,221	46	6,410	6,456

	$51	6,920	6,971	$73	7,306	7,379

Effective rate 3
Floating rate	3.2%	4.6%		2.7%	2.6%
Fixed rate	5.1%	5.3%		5.2%	4.8%

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

17)	FINANCIAL INSTRUMENTS — continued

17.1)	CURRENT AND NON-CURRENT DEBT — continued

	2022				2021
Currency	Current	Non-current	Total	Effective rate 3	Current	Non-current	Total	Effective rate 3
Dollars	$5	5,511	5,516	5.7%	$6	6,375	6,381	4.4%
Euros	2	962	964	3.3%	1	453	454	3.1%
Pesos	—	267	267	12.2%	—	254	254	7.2%
Philippine Pesos	8	139	147	5.4%	66	109	175	4.4%
Other currencies	36	41	77	4.3%	—	115	115	4.1%

	$51	6,920	6,971		$73	7,306	7,379

1	As of December 31, 2022 and 2021, from total debt of $6,971 and $7,379, respectively, 94% was held in the Parent Company and 6% in subsidiaries of the Parent Company, in both periods.
2
As of December 31, 2022 and 2021, cumulative discounts, fees and other direct costs incurred in CEMEX’s outstanding debt borrowings and the issuance of notes payable (jointly “Issuance Costs”) for $45 and $53, respectively, are presented reducing debt balances and are amortized to financial expense over the maturity of the related debt instruments under the effective interest rate method.

3	In 2022 and 2021, represents the weighted-average nominal interest rate of the related debt agreements determined at the end of each period.
As of December 31, 2022 and 2021, CEMEX´s consolidated debt summarized by type of instrument, was as follows:

2022	Current	Non-current	2021	Current	Non-current
Bank loans			Bank loans
Loans in foreign countries, 2024 to 2025	$43	184	Loans in foreign countries, 2023 to 2024	$—	289
Syndicated loans, 2024 to 2026	—	2,578	Syndicated loans, 2023 to 2026	—	1,728

	43	2,762		—	2,017

Notes payable			Notes payable
Medium-term notes, 2024 to 2031	—	3,988	Medium-term notes, 2024 to 2031	—	5,179
Other notes payable, 2022 to 2027	6	172	Other notes payable, 2022 to 2027	5	178

	6	4,160		5	5,357

Total bank loans and notes payable	49	6,922	Total bank loans and notes payable	5	7,374
Current maturities	2	(2)	Current maturities	68	(68)

	$51	6,920		$73	7,306

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

17)	FINANCIAL INSTRUMENTS — continued

17.1)	CURRENT AND NON-CURRENT DEBT — continued

Changes in consolidated debt for the years ended December 31, 2022, 2021 and 2020 were as follows:

	2022	2021	2020
Debt at beginning of year	$7,379	9,339	9,365
Proceeds from new debt instruments	2,006	3,960	4,210
Debt repayments	(2,420)	(5,897)	(4,572)
Foreign currency translation and accretion effects	6	(23)	336

Debt at end of year	$6,971	7,379	9,339

During 2022, CEMEX closed a €500
3-year
sustainability-linked term loan (the “Term Loan”), the proceeds of which were used to repay other debt. The Term Loan was issued under CEMEX’s Sustainability-linked Financing Framework (the “Framework”), increasing the amount of debt that is linked and aligned to CEMEX’s strategy of CO
2
emissions reduction and its ultimate vision of a carbon-neutral economy (note 2.4). All sustainability-linked loans issued under the Framework have the same metrics and adjustments to the interest rate margin.
As a result of debt issuances and/or debt tender offers incurred during the reported periods to refinance, replace and/or repurchase existing debt instruments, as applicable, CEMEX paid transactional costs, including premiums and/or redemption costs (the “Transactional Costs”) for aggregate amounts of $51 in 2022, $142 in 2021 and $98 in 2020. Of these Transactional Costs, $4 in 2022, $37 in 2021 and $38 in 2020, corresponding to new debt instruments or the refinancing of old debt, adjusted the carrying amount of the related debt instruments and are amortized over the remaining term of each instrument, while $47 in 2022, $99 in 2021 and $60 in 2020 of such Transactional Costs, associated with the extinguished portion of the related debt, were recognized each period in the line item of “Financial expense”. In addition, Transactional Costs pending for amortization related to extinguished debt instruments of $6 in 2022, $27 in 2021 and $19 in 2020 were also recognized within “Financial expense.”
As of December 31, 2022 and 2021,
non-current
notes payable for $4,160 and $5,357, respectively, were detailed as follows:

Description	Date of issuance	Issuer 1	Currency	Principal amount	Rate	Maturity date	Redeemed amount 2 $	Outstanding amount 2 $	2022	2021
July 2031 Notes 3	12/Jan/21	CEMEX, S.A.B. de C.V.	Dollar	1,750	3.875%	11/Jul/31	(642)	1,108	$1,102	1,741
September 2030 Notes 3	17/Sep/20	CEMEX, S.A.B. de C.V.	Dollar	1,000	5.2%	17/Sep/30	(283)	717	714	995
November 2029 Notes 3	19/Nov/19	CEMEX, S.A.B. de C.V.	Dollar	1,000	5.45%	19/Nov/29	(247)	753	749	994
June 2027 Notes	05/Jun/20	CEMEX, S.A.B. de C.V.	Dollar	1,000	7.375%	05/Jun/27	—	1,000	996	995
March 2026 Notes	19/Mar/19	CEMEX, S.A.B. de C.V.	Euro	400	3.125%	19/Mar/26	—	428	427	454
July 2025 Notes	01/Apr/03	CEMEX Materials LLC	Dollar	150	7.70%	21/Jul/25	—	150	152	152
Other notes payable									20	26

									$4,160	5,357

1
As of December 31, 2021, after closing the 2021 Credit Agreement, these issued notes are fully and unconditionally guaranteed by CEMEX Concretos, S.A. de C.V., CEMEX Operaciones México, S.A. de C.V., Cemex Innovation Holding Ltd. and CEMEX Corp.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

17)	FINANCIAL INSTRUMENTS — continued

17.1)	CURRENT AND NON-CURRENT DEBT — continued

2	Presented net of all notes repurchased by CEMEX. As of December 31, 2022, all repurchased notes have been canceled.
3
During 2022, pursuant to tender offers and other market transactions, CEMEX partially repurchased different series of its notes for an aggregate notional amount of $1,172. The difference between the amount paid for such notes and the notional amount redeemed, net of transactional costs, generated a repurchase gain of $104, recognized in the statement of operations for the year.

The maturities of consolidated long-term debt as of December 31, 2022, were as follows:

	Bank loans	Notes payable	Total
2024	$379	6	385
2025	1,280	156	1,436
2026	1,056	433	1,489
2027	45	999	1,044
2028 and thereafter	—	2,566	2,566

	$2,760	4,160	6,920

As of December 31, 2022, CEMEX had the following lines of credit, of which, the only committed portion refers to the revolving credit facility under the 2021 Credit Agreement, at annual interest rates ranging between 3.38% and 5.65%, depending on the negotiated currency:

	Lines of credit	Available
Other lines of credit in foreign subsidiaries 1	$364	204
Other lines of credit from banks 1	556	356
Revolving credit facility 2021 Credit Agreement	1,750	1,450

	$2,670	2,010

1	Uncommitted amounts subject to the banks’ availability.
2021 Credit Agreement
On October 29, 2021, CEMEX, S.A.B. de C.V. closed a Dollar-denominated $3,250 syndicated sustainability-linked credit agreement (the “2021 Credit Agreement”), which proceeds were mainly used to fully repay its previous 2017 Facilities Agreement. The 2021 Credit Agreement originally consisted of a $1,500 five-year amortizing term loan and a $1,750 five-year committed Revolving Credit Facility (“RCF”). The 2021 Credit Agreement, which was the first debt instrument issued by CEMEX under the Sustainability-linked Financing Framework (the “Framework”) aligned to CEMEX’s strategy of CO
2
emissions reduction and its ultimate vision of a carbon-neutral economy (note 2.4), resulted in a stronger liquidity position for CEMEX from a risk and credit rating perspective. As of December 31, 2022 and 2021, debt outstanding under the 2021 Credit Agreement amounted to $1,800 and $1,500, respectively, which includes amounts owed under the RCF of $300 in 2022.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

17)	FINANCIAL INSTRUMENTS — continued

17.1)	CURRENT AND NON-CURRENT DEBT — continued
2021 Credit Agreement — continued

All tranches under the 2021 Credit Agreement include a margin over LIBOR
1
from 100 bps
1
to 175 bps, which is about 25 basis points lower on average than that of the 2017 Facilities Agreement, depending on the ratio of debt to Operating EBITDA (“Consolidated Leverage Ratio”) ranging from less than 2.25 times in the lower end to greater than 3.25 times in the higher end. In addition, the annual performance in respect to the three metrics referenced in the Framework may result in a total adjustment of the interest rate margin of plus or minus 5 basis points, in line with other sustainability-linked loans from investment grade rated borrowers. The 2021 Credit Agreement includes the Loan Market Association
1
replacement screen rate provisions in anticipation of the discontinuation of LIBOR rates.
Moreover, on December 23, 2021, CEMEX closed a Peso-denominated of Ps 5,231 syndicated sustainability-linked credit agreement (the “2021 Pesos Credit Agreement”), under terms substantially similar to those of the 2021 Credit Agreement. The 2021 Pesos Credit Agreement has the same guarantor structure as the 2021 Credit Agreement. As of December 31, 2022 and 2021, debt outstanding under the 2021 Pesos Credit Agreement amounted to Ps 5,231, equivalent to $268 and $255, respectively.
The balance of debt under the 2021 Credit Agreement, which debtor is CEMEX, S.A.B. de C.V., is guaranteed by CEMEX Concretos, S.A. de C.V., CEMEX Operaciones México, S.A. de C.V., Cemex Innovation Holding Ltd. and CEMEX Corp., same guarantor structure applicable in all senior notes of the Parent Company.
Under the 2021 Credit Agreement, CEMEX has no limits or permitted baskets to incur capital expenditures, acquisitions, dividends, share buybacks and sale of assets, among others, as long as certain limited circumstances, such as non-compliance
with financial covenants or specific fundamental changes, would not arise therefrom.
As of December 31, 2022 and 2021, CEMEX was in compliance with the limitations, restrictions and financial covenants contained in the 2021 Credit Agreement and in the 2021 Pesos Credit Agreement. CEMEX cannot assure that in the future it will be able to comply with such limitations, restrictions and financial covenants, which non-compliance
could result in an event of default, which could materially and adversely affect CEMEX’s business and financial condition.
2017 Facilities Agreement
In July 2017, the Parent Company and certain subsidiaries entered into a multi-currency equivalent to $4,050 at the origination date syndicated facilities agreement (the “2017 Facilities Agreement”), which proceeds were used to repay the $3,680 then outstanding under the former facilities agreement and other debt. All tranches under the 2017 Facilities Agreement, which was outstanding until October 29, 2021, included a margin of LIBOR or EURIBOR
2
from 125 bps to 475 bps, and TIIE
2
from 100 bps to 425 bps, depending on the Consolidated Leverage Ratio ranging from less than 2.50 times in the lower end to greater than 6.00 times in the higher end.
In the amendment process to the 2017 Facilities Agreement that became effective on October 13, 2020, among other aspects, CEMEX negotiated modifications to the then applicable financial covenants considering the adverse effects arising during the
COVID-19
Pandemic in exchange of a
one-time
fee of $14 (35 bps), and

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

17)	FINANCIAL INSTRUMENTS — continued

17.1)	CURRENT AND NON-CURRENT DEBT — continued
2017 Facilities Agreement — continued

agreed to certain temporary restrictions with respect to permitted capital expenditures, the extension of loans to third parties, acquisitions and/or the use of proceeds from asset sales and fundraising activities, as well as the suspension of share repurchases whenever and for as long as the Company failed to report a consolidated leverage ratio of 4.50 times or less.
During 2021 until October 29 and the years 2020 and 2019, under the 2017 Facilities Agreement, except when capital expenditures or acquisitions did not exceed free cash flow generation or were funded with proceeds from equity issuances or asset disposals, CEMEX was required to: a) not exceed an aggregate amount for capital expenditures of $1,500 per year, excluding certain capital expenditures, joint venture investments and acquisitions by CHP and its subsidiaries and CLH and its subsidiaries, which had a separate limit of $500 (or its equivalent) each; and b) not exceed the amount for permitted acquisitions and investments in joint ventures of $400 per year.

1
The London Inter-Bank Offered Rate (“LIBOR”) represent the variable rate used in international markets for debt denominated in Dollars. As of December 31, 2022 and 2021,
3-Month
LIBOR rate was 4.77% and 0.21%, respectively. The contraction “bps” means basis points. One hundred basis points equal 1%. See note 17.5 for developments on the undergoing interest rate benchmark reform.

2
The Euro Inter-Bank Offered Rate (“EURIBOR”) represent the variable rate used in international markets for debt denominated in Euros. The
Tasa de Inter
é
s Interbancaria de Equilibrio
(“TIIE”) is the variable rate used for debt denominated in Pesos. As of December 31, 2022 and 2021,
3-Month
EURIBOR rate was 2.13% and
-0.57%,
respectively. As of December 31, 2022 and 2021,
28-day
TIIE rate was 10.77% and 5.72%, respectively.

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
As of December 31, 2020, under the 2017 Facilities Agreement, CEMEX had to comply with a Consolidated Coverage Ratio equal or greater than 1.75 times and a Consolidated Leverage Ratio equal or lower than 6.25 times.
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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

17)	FINANCIAL INSTRUMENTS — continued

17.1)	CURRENT AND NON-CURRENT DEBT — continued
Financial Covenants — continued

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

As of December 31, 2022, 2021 and 2020, under the 2021 Credit Agreement and the 2017 Facilities Agreement, as applicable, the main consolidated financial ratios were as follows:

Consolidated financial ratios		Refers to the compliance limits and calculations that were effective on each date
		2022	2021	2020
Leverage ratio	Limit	<=3.75	<=3.75	<=6.25
	Calculation	2.84	2.73	4.07

Coverage ratio	Limit	>=2.75	>=2.75	>=1.75
	Calculation	6.27	5.99	3.82

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

17)	FINANCIAL INSTRUMENTS — continued

17.1)	CURRENT AND NON-CURRENT DEBT — continued
Financial Covenants — continued

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

17.2)	OTHER FINANCIAL OBLIGATIONS
As of December 31, 2022 and 2021, other financial obligations in the consolidated statement of financial position were detailed as follows:

	2022			2021
	Current	Non-current	Total	Current	Non-current	Total
I. Leases	$258	918	1,176	$265	911	1,176
II. Liabilities secured with accounts receivable	678	—	678	602	—	602

	$936	918	1,854	$867	911	1,778

I.	Leases (notes 2.7, 8.1, 15.2 and 24.1)
CEMEX has several operating and administrative assets under lease contracts (note 15.2). As mentioned in note 2.7, CEMEX applies the recognition exemption for short-term leases and leases of low-value
assets. Changes in the balance of lease financial liabilities during 2022, 2021 and 2020 were as follows:

	2022	2021	2020
Lease financial liability at beginning of year	$1,176	1,260	1,306
Additions from new leases	296	227	213
Reductions from payments	(276)	(313)	(276)
Cancellations and liability remeasurements	7	27	(9)
Foreign currency translation and accretion effects	(27)	(25)	26

Lease financial liability at end of year	$1,176	1,176	1,260

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

17)	FINANCIAL INSTRUMENTS — continued

17.2)	OTHER FINANCIAL OBLIGATIONS — continued

As of December 31, 2022, the maturities of
non-current
lease financial liabilities are as follows:

Total
2024	$194
2025	151
2026	109
2027	81
2028 and thereafter	383

$918

Total cash outflows for leases in 2022, 2021 and 2020, including the interest expense portion as disclosed at note 8.1, were $342, $381 and $350, respectively. Future payments associated with these contracts are presented in note 24.1.

II.	Liabilities secured with accounts receivable
As mentioned in note 10, as of December 31, 2022 and 2021, the funded amounts of sale of trade accounts receivable under securitization programs and/or factoring programs with recourse of $678 and $602, respectively, were recognized within the line item “Other financial obligations” in the statement of financial position. For the years ended December 31, 2022, 2021 and 2020, the net cash flows generated by (used in) these securitization programs were $79, $25 and $(26), respectively.

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

17)	FINANCIAL INSTRUMENTS — continued

17.3)	FAIR VALUE OF FINANCIAL INSTRUMENTS — continued
Financial assets and liabilities — continued

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
As of December 31, 2022 and 2021, the carrying amounts of financial assets and liabilities and their respective fair values were as follows:

	2022		2021
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Derivative financial instruments (notes 14.2 and 17.4)	$57	57	$22	22
Other investments and non-current accounts receivable (note 14.2)	236	236	221	221

	$293	293	$243	243

Financial liabilities
Long-term debt (note 17.1)	$6,920	6,517	$7,306	7,629
Other financial obligations (note 17.2)	918	788	911	919
Derivative financial instruments (notes 17.4 and 18.2)	2	2	30	30

	$7,840	7,307	$8,247	8,578

As of December 31, 2022 and 2021, assets and liabilities carried at fair value in the consolidated statements of financial position are included in the following fair value hierarchy categories (note 2.7):

2022	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative financial instruments (notes 14.2 and 17.4)	$—	57	—	57
Investments in strategic equity securities (note 14.2)	5	—	—	5
Other investments at fair value through earnings (note 14.2)	—	3	—	3

	$5	60	—	65

Liabilities measured at fair value
Derivative financial instruments (notes 17.4 and 18.2)	$—	2	—	2

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

17)	FINANCIAL INSTRUMENTS — continued

17.3)	FAIR VALUE OF FINANCIAL INSTRUMENTS — continued
Financial assets and liabilities — continued

2021	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative financial instruments (notes 14.2 and 17.4)	$—	22	—	22
Investments in strategic equity securities (note 14.2)	14	—	—	14
Other investments at fair value through earnings (note 14.2)	—	3	—	3

	$14	25	—	39

Liabilities measured at fair value
Derivative financial instruments (notes 17.4 and 18.2)	$—	30	—	30

17.4)	DERIVATIVE FINANCIAL INSTRUMENTS
During the reported periods, in compliance with the guidelines established by its Risk Management Committee, the restrictions set forth by its debt agreements and its hedging strategy (note 17.5), CEMEX held derivative instruments with the objectives explained in the following paragraphs.
As of December 31, 2022 and 2021, the notional amounts and fair values of CEMEX’s derivative instruments were as follows:

	2022		2021
	Notional amount	Fair value	Notional amount	Fair value
I. Net investment hedges	$837	(48)	1,511	3
II. Interest rate swaps	1,018	54	1,005	(18)
III. Fuel price hedging	136	8	145	30
IV. Foreign exchange options	500	18	250	6

	$2,491	32	2,911	21

The caption “Financial income and other items, net” in the statements of operations includes certain gains and losses related to the recognition of changes in fair values of the derivative financial instruments during the applicable period, which represented net losses of $5 in 2022, of $6 in 2021 and of $17 in 2020.

I.	Net investment hedges
As of December 31, 2022 and 2021, there are Dollar/Peso foreign exchange forward contracts with target tenor ranging from 1 to 18 months for notional amounts of $738 and $761, respectively. CEMEX has designated this program as a hedge of CEMEX’s net investment in Pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the years 2022, 2021 and 2020, these contracts generated losses of $96, losses of $4 and gains of $53, respectively, which partially offset currency translation results in each year recognized in equity generated from CEMEX’s net assets denominated in Pesos due to the appreciation of the Peso in 2022 and the depreciation of the Peso in 2021 and 2020.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

17)	FINANCIAL INSTRUMENTS — continued

17.4)	DERIVATIVE FINANCIAL INSTRUMENTS — continued

In addition, as of December 31, 2022, as part of CEMEX’s Peso net investment hedge strategy, there are additional Dollar/Peso capped forwards, structured with option contracts, for a notional amount of $98. These capped forwards contain limits on the gain that the instrument may generate. Any changes in fair market value of such capped forward contracts are also recognized as part of other comprehensive income in equity. For the year 2022, these contracts generated losses of $2, which partially offset currency translation results recognized in equity generated from CEMEX’s net assets denominated in Pesos due to the appreciation of the Peso in 2022.
Moreover, as of December 31, 2021, CEMEX held Dollar/Euro cross-currency swap contracts for a notional amount of $750, which were entered into in November 2021. During the year 2022, CEMEX unwound these instruments fixing a settlement gain of $80. CEMEX designated the foreign exchange forward component of these instruments as a hedge of CEMEX’s net investment in Euros, pursuant to which changes in fair market of such forward contracts were recognized as part of other comprehensive income in equity, while changes in fair value of the interest rate swap component were recognized within the line item of “Financial income and other items, net.” For the years 2022 and 2021, these contracts generated gains of $70 and $10 recognized in equity, which partially offset currency translation results recognized in equity generated from CEMEX’s net assets denominated in Euros due to the depreciation of the Euro in 2022 and 2021 against the Dollar, as well as gains of $8 in 2022 and losses of $1 in 2021 related to the exchange of interest rates in the statement of operations.

II.	Interest rate swap contracts
For accounting purposes under IFRS, CEMEX designates interest rate swaps as cash flow hedges, to fix interest rate payments in relation to an equivalent amount of floating interest rate debt; therefore, changes in fair value of these contracts are initially recognized as part of other comprehensive income in equity and are subsequently reclassified to financial expense as the interest expense of the related floating interest rate debt is accrued in the statement of operations.
As of December 31, 2022 and 2021, CEMEX held interest rate swaps for a notional amount of $750, in both periods, with a fair market value representing assets of $39 in 2022 and liabilities of $30 in 2021, negotiated in June 2018 to fix interest payments of existing bank loans bearing Dollar floating rates. During September 2020, CEMEX amended one of the interest rate swap contracts to reduce the weighted average fixed rate from 3.05% to 2.56% in exchange of a payment of $14 and, in November 2021, CEMEX unwound a portion of its interest rate swap in exchange of a payment of $5, recognized within “Financial income and other items, net” in the statement of operations. In November 2021, these contracts were extended with a new maturity date in November 2026. For the years 2022, 2021 and 2020, changes in fair value of these contracts generated gains of $69, gains of $23 and losses of $9, respectively, recognized in other comprehensive income. Moreover, during the same periods, CEMEX recycled results from equity to the line item of “Financial expenses” representing an expense of $2 in 2022, expense of $22 in 2021 and expense of $20 in 2020.
In addition, as of December 31, 2022 and 2021, CEMEX held interest rate swaps for a notional of $268 and $255, respectively, negotiated to fix interest payments of existing bank loans referenced to Peso floating rates maturing in November 2023, which fair value represented an asset of $15 in 2022 and of $12 in 2021. During December 2021, CEMEX partially unwound its interest rate swap receiving $3 recognized within “Financial income and other items, net” in the statement of operations. CEMEX designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

17)	FINANCIAL INSTRUMENTS — continued

17.4)	DERIVATIVE FINANCIAL INSTRUMENTS — continued

in equity and are subsequently allocated through financial expense as interest expense on the related bank loans is accrued. For the years ended December 31, 2022, 2021 and 2020 changes in fair value of these contracts generated gains of $3, gains of $15 and losses of $3, respectively, recognized in other comprehensive income. Moreover, during the same periods, CEMEX recycled results from equity to the line item of “Financial expenses” representing gains of $7 in 2022, expense of $0.3 in 2021 and expense of $0.1 in 2020.
In addition, as part of a forecasted debt issuance expected by mid-2023,
during March, 2022, CEMEX entered into interest rate swap lock contracts for a notional of $300. CEMEX designated these interest rate swap lock contracts as a cash flow hedge of the forecasted debt transaction. During 2022, changes in fair value of these contracts generated gains of $33 recognized in other comprehensive income. During September 2022, CEMEX early settled these interest rate swap lock contracts and fixed the gain of $33, which will decrease the financial expense commencing when the debt is issued. Otherwise, the amount will remain in equity.

III.	Fuel price hedging
As of December 31, 2022 and 2021, CEMEX maintained swap and option contracts negotiated to hedge the price of certain fuels, primarily diesel and gas, in several operations for aggregate notional amounts of $136 and $145, respectively, with an estimated aggregate fair value representing assets of $8 in 2022 and of $30 in 2021. By means of these contracts, for its own consumption only, CEMEX either fixed the price of these fuels, or entered into option contracts to limit the prices to be paid for these fuels, over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel or gas consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related fuel volumes are consumed. For the years 2022, 2021 and 2020, changes in fair value of these contracts recognized in other comprehensive income represented losses of $25, gains of $22 and $7, respectively. Moreover, during the same periods, CEMEX recycled results from equity to the line items of “Cost of sales” and “Operating expenses”, as applicable, representing gains of $88 in 2022, gains of $36 in 2021 and an expense of $24 in 2020.

IV.	Foreign exchange options
As of December 31, 2022 and 2021, CEMEX held Dollar/Peso call spread option contracts for a notional amount of $500 and $250, respectively. Such contracts mature between September 2024 and December 2024 and were negotiated to maintain the value in Dollars over an equivalent amount over revenue generated in Pesos. Changes in the fair value of these instruments, generated losses of $13 in 2022 and of losses of $5 in 2021, recognized within “Financial income and other items, net” in the statement of operations.
Other derivative financial instruments negotiated during the periods
During 2020, CEMEX negotiated Dollar/Peso, Dollar/Euro and Dollar/British Pound foreign exchange forward contracts to sell Dollars and Pesos and buy Euros and British Pounds, negotiated in connection with the voluntary prepayment and currency exchanges under the 2017 Facilities Agreement, for a combined notional amount of $397. For the year 2020, the aggregate results from positions entered and settled, generated losses of $15 recognized within “Financial income and other items, net” in the statements of operation. Additionally, during 2020, CEMEX negotiated Dollar/Euro foreign exchange forward contracts to sell Dollars and buy Euros,

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

17)	FINANCIAL INSTRUMENTS — continued

17.4)	DERIVATIVE FINANCIAL INSTRUMENTS — continued
Other derivative financial instruments negotiated during the periods negotiated in connection with the redemption of the 4.625% April 2024 Notes. For the year 2020, the aggregate results of these instruments from positions entered and settled, generated gains of $3, recognized within “Financial income and other items, net” in the statement of operations.
Moreover, in connection with the proceeds from the sale of certain assets in the United Kingdom (note 4.2), the Company negotiated British Pound/Euro foreign exchange forward contracts to sell British Pounds and buy Euros for a notional amount of $186. CEMEX settled such derivatives on August 5, 2020. During the year 2020, changes in the fair value of these instruments and their settlement generated gains of $9 recognized within “Financial income and other items, net” in the statement of operations.

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
As of December 31, 2022 and 2021, these strategies are sometimes complemented with the use of derivative financial instruments as mentioned in note 17.4, such as the commodity forward contracts on fuels negotiated to fix the price of these underlying commodities.
The main risk categories are mentioned below:
Credit risk
Credit risk is the risk of financial loss faced by CEMEX if a customer or counterparty to a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

17)	FINANCIAL INSTRUMENTS — continued

17.5)	RISK MANAGEMENT — continued
Credit risk — continued

December 31, 2022 and 2021, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. Exposure to credit risk is monitored constantly according to the payment behavior of debtors. Credit is assigned on a customer-by-customer basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. In cases deemed necessary, CEMEX’s management requires guarantees from its customers and financial counterparties regarding financial assets.
The Company’s management has established a policy of low risk tolerance which analyzes the creditworthiness of each new client individually before offering the general conditions of payment terms and delivery. The review includes external ratings, when references are available, and in some cases bank references. Thresholds of purchase limits are established for each client, which represent the maximum purchase amounts that require different levels of approval. Customers that do not meet the levels of solvency requirements imposed by CEMEX can only carry out transactions by paying cash in advance. As of December 31, 2022, considering CEMEX’s best estimate of potential expected losses based on the ECL model developed by CEMEX (note 10), the allowance for expected credit losses was $91.
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
Additionally, there is an opportunity cost for continuing to pay a determined fixed interest rate when the market rates have decreased, and the entity may obtain improved interest rate conditions in a new loan or debt issuance. CEMEX manages its interest rate risk by balancing its exposure to fixed and floating rates while attempting to reduce its interest costs. CEMEX could renegotiate the conditions or repurchase the debt, particularly when the NPV of the estimated future benefits from the interest rate reduction are expected to exceed the cost and commissions that would have to be paid in such renegotiation or repurchase of debt.
As of December 31, 2022 and 2021, 21% and 10%, respectively, of CEMEX’s long-term debt was denominated in floating rates at a weighted-average interest rate of LIBOR plus 148 basis points in 2022 and 150 basis points in 2021. These figures reflect the effect of interest rate swaps held by CEMEX during 2022 and 2021. As of December 31, 2022 and 2021, if interest rates at that date had been 0.5% higher, with all other variables held constant, CEMEX’s net income for 2022 and 2021 would have reduced by $13 and $7, respectively, because of higher interest expense on variable rate denominated debt. This analysis does not include the effect of interest rate swaps held by CEMEX during 2022 and 2021.
Managing interest rate benchmark reform
A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative secured rates (referred to as the “IBOR reform”).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

17)	FINANCIAL INSTRUMENTS — continued

17.5)	RISK MANAGEMENT — continued
Managing interest rate benchmark reform — continued

CEMEX has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. In anticipation of this transition, the 2021 Credit Agreement already incorporates a benchmark rate replacement mechanism. Moreover, CEMEX’s derivative instrument contracts contain standard definitions to incorporate robust fallbacks for instruments linked to certain IBORs, with the changes coming into effect from January, 2021. From that date, all new cleared and non-cleared
derivatives that reference such definitions include the fallbacks. As of December 31, 2022, with the exemption of certain instruments that have migrated automatically to the alternative secured rates under the fallback protocol, CEMEX still has derivatives instruments, when applicable, linked to LIBOR rates; such debt and derivative instruments will be orderly migrated to the alternative secured rates in due course. CEMEX does not expect the migration spreads that may increase its financial expense to be significant.
CEMEX’s respective risk management committee monitors and manages the Company’s transition to alternative secured rates. The committee evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties. The committee reports to the Parent Company’s Board of Directors quarterly and collaborates with other business functions as needed. It provides periodic reports to management of interest rate risk and risks arising from IBOR reform.
Foreign currency risk
Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. CEMEX’s exposure to the risk of changes in foreign exchange rates relates primarily to its operating activities. Due to its geographic diversification, CEMEX’s revenues and costs are generated and settled in various countries and in different currencies. For the year ended December 31, 2022, 21% of CEMEX’s revenues, before eliminations resulting from consolidation, were generated in Mexico, 27% in the United States, 5% in the United Kingdom, 4% in France, 3% in Germany, 2% in Poland, 2% in Spain, 2% in the Philippines, 5% in Israel and 4% in the Rest of EMEAA region, 2% in Colombia, 1% in Panama, 2% in Dominican Republic, 2% in Caribbean TCL, 2% in the Rest of SCA&C, and 16% in CEMEX’s other operations.
Foreign exchange results incurred through monetary assets or liabilities in a currency different from its functional currency are recorded in the consolidated statements of operations. Exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and exchange fluctuations in related parties’ long-term balances denominated in foreign currency that are not expected to be settled in the foreseeable future, are recognized in the statement of other comprehensive income. As of December 31, 2022 and 2021, excluding from the sensitivity analysis the impact of translating the net assets denominated in currencies different from CEMEX’s presentation currency, considering a hypothetic 10% strengthening of the Dollar against the Peso, with all other variables held constant, CEMEX’s net income for 2022 would have decreased by $42, as a result of higher foreign exchange losses on CEMEX’s Dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetic 10% weakening of the Dollar against the Peso would have the opposite effect.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

17)	FINANCIAL INSTRUMENTS — continued

17.5)	RISK MANAGEMENT — continued
Foreign currency risk — continued

As of December 31, 2022, 79% of CEMEX’s financial debt was Dollar-denominated, 14% was Euro-denominated, 4% was Peso-denominated, 2% was Philippine Peso-denominated and 1% was in other currencies. Therefore, CEMEX had a foreign currency exposure arising mainly from the Dollar-denominated versus the several currencies in which CEMEX’s revenues are settled in most countries in which it operates. CEMEX cannot guarantee that it will generate sufficient revenues in Dollars from its operations to service these obligations. As of December 31, 2022, CEMEX had implemented a derivative financing hedging strategy using foreign exchange options for a notional amount of $500 to hedge the value in Dollar terms of revenues generated in Pesos to partially address this foreign currency risk (note 17.4). Complementarily, CEMEX may negotiate other derivative financing hedging strategies in the future if either of its debt portfolio currency mix, interest rate mix, market conditions and/or expectations changes.
As of December 31, 2022 and 2021, CEMEX’s consolidated net monetary assets (liabilities) by currency are as follows:

	2022
	Mexico	United States	EMEAA	SCA&C	Others 1	Total
Monetary assets	$960	650	1,315	204	—	3,129
Monetary liabilities	1,951	2,559	2,887	519	7,174	15,090

Net monetary assets (liabilities)	$(991)	(1,909)	(1,572)	(315)	(7,174)	(11,961)

Out of which:
Dollars	$8	(1,909)	12	(42)	(5,633)	(7,564)
Pesos	(999)	—	—	—	(72)	(1,071)
Euros	—	—	(632)	—	(1,183)	(1,815)
Pounds	—	—	(931)	—	171	(760)
Other currencies	—	—	(21)	(273)	(457)	(751)

	$(991)	(1,909)	(1,572)	(315)	(7,174)	(11,961)

	2021
	Mexico	United States	EMEAA	SCA&C	Others 1	Total
Monetary assets	$873	605	1,255	262	193	3,188
Monetary liabilities	1,644	2,701	3,279	659	7,544	15,827

Net monetary assets (liabilities)	$(771)	(2,096)	(2,024)	(397)	(7,351)	(12,639)

Out of which:
Dollars	$(166)	(2,096)	23	(87)	(6,254)	(8,580)
Pesos	(601)	—	—	—	(17)	(618)
Euros	—	—	(762)	1	(384)	(1,145)
Pounds	—	—	(1,191)	—	28	(1,163)
Other currencies	(4)	—	(94)	(311)	(724)	(1,133)

	$(771)	(2,096)	(2,024)	(397)	(7,351)	(12,639)

1	Includes the Parent Company, CEMEX’s financing subsidiaries, among other entities.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

17)	FINANCIAL INSTRUMENTS — continued

17.5)	RISK MANAGEMENT — continued
Foreign currency risk — continued

Considering that the Parent Company’s functional currency for all assets, liabilities and transactions associated with its financial and holding company activities is the Dollar (note 2.5), there is foreign currency risk associated with the translation into Dollars of subsidiaries’ net assets denominated in different currencies. When the Dollar appreciates, the value of these net assets denominated in other currencies decreases in terms of Dollars, generating negative foreign currency translation and reducing stockholders’ equity. Conversely, when the Dollar depreciates, the value of such net assets denominated in other currencies would increase in terms of Dollars generating the opposite effect. CEMEX has implemented a Dollar/Peso foreign exchange forward contracts program to hedge foreign currency translation in connection with its net assets denominated in Pesos (note 17.4).
Equity risk
Equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX, S.A.B. de C.V.’s and/or third party’s shares. CEMEX has negotiated equity forward contracts on third-party shares. Under these equity derivative instruments, there is a direct relationship from the change in the fair value of the derivative with the change in price of the underlying share. All changes in fair value of such derivative instruments are recognized in the income statement as part of “Financial income and other items, net.” During the reported periods effects were not significant. As of December 31, 2022, CEMEX does not have derivative financial instruments based on the price of the Parent Company’s shares or any third-party’s shares.
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
As of December 31, 2022, current liabilities, which included $987 of current debt and other financial obligations, exceed current assets by $1,020. It is noted that as part of its operating strategy implemented by management, the Company operates with a negative working capital balance. For the year ended December 31, 2022, CEMEX generated net cash flows provided by operating activities of $1,475. The Company’s management considers that CEMEX will generate sufficient cash flows from operations in the following twelve months to meet its current obligations and trusts in its proven capacity to continually refinance and replace its current obligations, which will enable CEMEX to meet any liquidity risk in the short-term. In addition, as of December 31, 2022, CEMEX has committed lines of credit under the revolving credit facility in its 2021 Credit Agreement for a total amount of $1,750. As of December 31, 2022, the disposed amount is $300.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

18)	OTHER CURRENT AND NON-CURRENT LIABILITIES

18.1)	OTHER CURRENT LIABILITIES
As of December 31, 2022 and 2021, consolidated other current liabilities were as follows:

	2022	2021
Provisions 1	$620	620
Interest payable	96	92
Other accounts payable and accrued expenses 2	216	233
Contract liabilities with customers (note 3) 3	293	257

	$1,225	1,202

1
Current provisions primarily consist of accrued employee benefits, insurance payments, accruals for legal assessments and others. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

2	As of December 31, 2022 and 2021, includes $6 and $7, respectively, of the current portion of other taxes payable in Mexico.
3
As of December 31, 2022 and 2021, contract liabilities with customers included $253 and $219, respectively, of advances received from customers, as well as in 2022 and 2021 the current portion of deferred revenues in connection with advances under long-term clinker supply agreements of $5 and $4, respectively.

18.2)	OTHER NON-CURRENT LIABILITIES
As of December 31, 2022 and 2021, consolidated other
non-current
liabilities were as follows:

	2022	2021
Asset retirement obligations 1	$465	553
Accruals for legal assessments and other responsibilities 2	41	48
Non-current liabilities for valuation of derivative instruments	2	30
Environmental liabilities 3	233	276
Other non-current liabilities and provisions 4, 5	324	391

	$1,065	1,298

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

4	As of December 31, 2021, includes $6 of the non-current p orti on of taxes payable in Mexico.
5
As of December 31, 2022 and 2021, the balance includes deferred revenues of $27 and $32, respectively, that are amortized to the income statement as deliverables are fulfilled over the maturity of long-term clinker supply agreements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

18)	OTHER CURRENT AND NON-CURRENT LIABILITIES — continued

18.2)	OTHER NON-CURRENT LIABILITIES — continued

Changes in consolidated other current and
non-current
liabilities for the years ended December 31, 2022 and 2021, were as follows:

	2022
	Asset retirement obligations	Environmental liabilities	Accruals for legal proceedings	Valuation of derivative instruments	Other liabilities and provisions	Total	2021
Balance at beginning of period	$553	276	48	37	1,043	1,957	1,756
Additions or increase in estimates	22	1	11	25	211	270	595
Releases or decrease in estimates	(119)	(37)	(17)	(29)	(284)	(486)	(301)
Business combinations	6	—	—	—	—	6	—
Reclassifications	34	—	—	—	(26)	8	4
Accretion expense	(24)	—	(4)	—	(30)	(58)	(28)
Foreign currency translation	(7)	(7)	3	17	23	29	(69)

Balance at end of period	$465	233	41	50	937	1,726	1,957

Out of which:
Current provisions	$—	—	—	48	613	661	659

19) PENSIONS AND POST-EMPLOYMENT BENEFITS
Defined contribution pension plans
The consolidated costs of defined contribution plans for the years ended December 31, 2022, 2021 and 2020 were $59, $54 and $48, respectively. CEMEX contributes periodically the amounts offered by the pension plan to the employee’s individual accounts, not retaining any remaining liability as of the financial statements’ date.
Defined benefit pension plans
Most of CEMEX’s defined benefit plans have been closed to new participants for several years. Actuarial results related to pension and other post-employment benefits are recognized in earnings and/or in “Other comprehensive income” for the period in which they are generated, as appropriate. For the years ended December 31, 2022, 2021 and 2020, the effects of pension plans and other post-employment benefits are summarized as follows:

	Pensions			Other benefits			Total
Net period cost (income):	2022	2021	2020	2022	2021	2020	2022	2021	2020
Recorded in operating costs and expenses
Service cost	$8	9	9	4	3	2	12	12	11
Past service cost	1	—	(2)	—	—	1	1	—	(1)
Settlements and curtailments	—	(1)	—	—	(1)	(1)	—	(2)	(1)

	9	8	7	4	2	2	13	10	9

Recorded in other financial expenses
Net interest cost	23	26	27	6	5	5	29	30	32

Recorded in other comprehensive income
Actuarial (gains) losses for the period	(166)	(257)	181	(10)	(6)	18	(176)	(263)	199

	$(134)	(223)	215	—	1	25	(134)	(223)	240

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)
19) PENSIONS AND POST-EMPLOYMENT BENEFITS — continued
Defined benefit pension plans — continued

As of December 31, 2022 and 2021, the reconciliation of the actuarial benefits’ obligations and pension plan assets, are presented as follows:

	Pensions		Other benefits		Total
	2022	2021	2022	2021	2022	2021
Change in benefits obligation:
Projected benefit obligation at beginning of the period	$2,685	2,928	98	105	2,783	3,033
Service cost	8	9	4	3	12	12
Interest cost	66	62	6	5	72	67
Actuarial gains	(632)	(134)	(10)	(6)	(642)	(140)
Initial valuation from new plan	13	—	—	—	13	—
Reduction from disposal of assets 1	(6)	—	—	—	(6)	—
Settlements and curtailments	—	(1)	—	(1)	—	(2)
Plan amendments	1	—	—	—	1	—
Benefits paid	(130)	(132)	(7)	(7)	(137)	(139)
Foreign currency translation	(194)	(47)	1	(1)	(193)	(48)

Projected benefit obligation at end of the period	1,811	2,685	92	98	1,903	2,783

Change in plan assets:
Fair value of plan assets at beginning of the period	1,783	1,693	1	1	1,784	1,694
Return on plan assets	43	36	—	—	43	36
Actuarial (losses) gains	(466)	123	—	—	(466)	123
Employer contributions	98	78	7	7	105	85
Initial valuation from new plan	13	—	—	—	13	—
Benefits paid	(132)	(132)	(7)	(7)	(139)	(139)
Foreign currency translation	(132)	(15)	—	—	(132)	(15)

Fair value of plan assets at end of the period	1,207	1,783	1	1	1,208	1,784

Net projected liability in the statement of financial position	$604	902	91	97	695	999

1	In connection with the sale of Neoris’ 65% stake as described in note 4.2.
For the years 2022, 2021 and 2020, actuarial (gains) losses for the period were generated by the following main factors as follows:

	2022	2021	2020
Actuarial (gains) losses due to experience	$96	(87)	1
Actuarial (gains) losses due to demographic assumptions	(2)	20	18
Actuarial (gains) losses due financial assumptions	(270)	(196)	180

	$(176)	(263)	199

In 2022, net actuarial gains due to financial assumptions were mainly driven by a general increase in the discount rates applicable to the calculation of the benefits’ obligations mainly in the United Kingdom, the United States,

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)
19) PENSIONS AND POST-EMPLOYMENT BENEFITS — continued
Defined benefit pension plans — continued

Germany, and Mexico, as market interest rates increased in 2022 as compared to 2021, partially offset by actual returns in plan assets lower than estimated for a total of $466, of which $373 refers to the United Kingdom, $52 to the United States and $19 to Mexico. In addition, there were significant increase effects in the net projected liability related to adjustments due to experience for a total of $96, mainly in the United Kingdom for $77 and Germany for $13. In 2022, the net actuarial gains were also driven by a gain in demographic assumptions of $2.
In 2021, net actuarial gains due to financial assumptions were mainly driven by moderate increases in the discount rates applicable to the calculation of the benefits’ obligations in the United Kingdom, the United States, Germany and Mexico, as market interest rates increased in 2021 as compared to 2020. In addition, there were significant reduction effects in the net projected liability related to adjustments due to experience in the United Kingdom, the United States and Germany for a combined amount of $81. Moreover, the net projected liability significantly decreased by actual returns in plan assets higher than estimated returns for a total of $122, of which $86 refers to the United Kingdom, $13 to the United States and $23 to other countries, partially offset by actuarial losses due to demographic assumption of $20, of which $12 refers to the United Kingdom.
As of December 31, 2022 and 2021, based on the hierarchy of fair values, plan assets are detailed as follows:

	2022				2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash	$38	—	—	38	$33	—	—	33
Investments in corporate bonds	7	289	—	296	1	432	—	433
Investments in government bonds	90	266	—	356	85	393	—	478

Total fixed-income securities	135	555	—	690	119	825	—	944

Investment in marketable securities	226	42	—	268	380	109	—	489
Other investments and private funds	91	42	117	250	163	88	100	351

Total variable-income securities	317	84	117	518	543	197	100	840

Total plan assets	$452	639	117	1,208	$662	1,022	100	1,784

The most significant assumptions used in the determination of the benefit obligation were as follows:

	2022				2021
	Mexico	United States	United Kingdom	Range of rates in other countries	Mexico	United States	United Kingdom	Rates ranges in other countries
Discount rates	10.50%	5.50%	5.00%	3.6%–13.0%	9.25%	2.90%	1.90%	0.4%–9.3%
Rate of return on plan assets	10.50%	5.50%	5.00%	3.6%–13.0%	9.25%	2.90%	1.90%	0.4%–9.3%
Rate of salary increases	4.50%	—	3.25%	2.5%–7.3%	4.50%	—	3.35%	2.3%–7.3%

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)
19) PENSIONS AND POST-EMPLOYMENT BENEFITS — continued
Defined benefit pension plans — continued

As of December 31, 2022, estimated payments for pensions and other post-employment benefits over the next 10 years were as follows:

Estimated payments
2023	$145
2024	139
2025	140
2026	140
2027 – 2032	821
As of December 31, 2022 and 2021, the aggregate projected benefit obligation (“PBO”) for pension plans and other post-employment benefits and the plan assets by country were as follows:

	2022			2021
	PBO	Assets	Deficit	PBO	Assets	Deficit
Mexico	$220	25	195	$200	38	162
United States	194	166	28	270	226	44
United Kingdom 1	1,062	791	271	1,794	1,273	521
Germany	134	6	128	180	7	173
Other countries	293	220	73	339	240	99

	$1,903	1,208	695	$2,783	1,784	999

1
Applicable regulation in the United Kingdom requires to maintain plan assets at a level similar to that of the obligations. Beginning in 2012, the pension fund started to receive annual dividends from a limited partnership (the “Partnership”), whose assets, transferred by CEMEX UK of an approximate value of $553, are leased back to CEMEX UK. The Partnership is owned, controlled and consolidated by CEMEX UK. The annual dividends received by the pension funds in 2022, 2021 and 2020, which increase at a 5% rate per year, were £22.3 ($30), £22.3 ($30) and £21.3 ($29), respectively. In 2037, on expiry of the arrangement, the Partnership will be terminated and under the terms of the agreement, the remaining assets will be distributed to CEMEX UK. Distributions from the Partnership to the pension fund are considered as employer contributions to plan assets in the period in which they occur.

In some countries, CEMEX has established health care benefits for retired personnel limited to a certain number of years after retirement. As of December 31, 2022 and 2021, the projected benefits obligation related to these benefits was $60 and $69, respectively, included within other benefits liability. The medical inflation rates used to determine the projected benefits obligation of these benefits in 2022 and 2021 for Mexico were 7% and 7% respectively, for Puerto Rico 5.4% and 6.4%, respectively, for the United Kingdom were 6.8% and 6.9%, respectively, and for TCL was a rate range between 5.0% and 13.0% and 5.0% and 10.5%, respectively.
Significant events of settlements or curtailments related to employees’ pension benefits and other post-employment benefits during the reported periods
In 2022, there were no significant settlements or curtailments related to employees’ pension benefits and other post-employment benefits.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)
19) PENSIONS AND POST-EMPLOYMENT BENEFITS — continued
Significant events of settlements or curtailments related to employees’ pension benefits and other post-employment benefits during the reported periods — continued

In 2021, as an effect of a sale of assets in France (note 4.2), there was a curtailment gain of $1 in its pension plan recognized in the statement of operations for the period. In addition, one of the participating companies in other postretirement benefits of TCL ceased operations in February 2021, resulting in a curtailment gain in other postretirement benefits of $1 reflected in the statement of operations for the period.
During 2020, in connection with the divestiture of Kosmos’ assets in the United States (note 4.1), CEMEX recognized a curtailment gain of $1 related to its medical plan. Moreover, in France, CEMEX changed certain formulas of the pension benefits resulting in a past service gain of $2. In addition, in Mexico, CEMEX changed some postretirement benefits resulting in an expense for past services of $1 in 2020. These effects were recognized in the income statement for the year.
Sensitivity analysis of pension and other post-employment benefits
For the year ended December 31, 2022, CEMEX performed sensitivity analyses on the most significant assumptions that affect the PBO, considering reasonable independent changes of plus or minus 50 basis points in each of these assumptions. The increase (decrease) that would have resulted in the PBO of pensions and other post-employment benefits as of December 31, 2022 are shown below:

	Pensions		Other benefits		Total
Assumptions:	+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps
Discount Rate Sensitivity	$(91)	100	(3)	3	(94)	103
Salary Increase Rate Sensitivity	5	(4)	—	(1)	5	(5)
Pension Increase Rate Sensitivity	66	(63)	—	—	66	(63)
Multiemployer defined benefit pension plans
In addition to the Company’s sponsored plans, certain union employees in the United States and the United Kingdom are covered under multiemployer defined benefit plans administered by their unions. The Company’s funding arrangements, rate of contributions and funding requirements were made in accordance with the contractual multiemployer agreements. The combined amounts contributed to the multiemployer plans were $61 in 2022, $58 in 2021 and $56 in 2020. The Company expects to contribute $58 to the multiemployer plans in 2023.

20)	INCOME TAXES

20.1)	INCOME TAXES FOR THE PERIOD
The amounts of income tax expense in the statements of operations for 2022, 2021 and 2020 are summarized as follows:

	2022	2021	2020
Current income tax expense	$170	172	158
Deferred income tax expense (income)	39	(35)	(122)

	$209	137	36

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

20)	INCOME TAXES — continued

20.2)	DEFERRED INCOME TAXES
As of December 31, 2022 and 2021, the main temporary differences that generated the consolidated deferred income tax assets and liabilities are presented below:

	2022	2021
Deferred tax assets:
Tax loss carryforwards and other tax credits	$561	662
Accounts payable and accrued expenses	754	808
Intangible assets, net	140	138

Total deferred tax assets, gross	1,455	1,608
Presentation of net position by same legal entity	(1,044)	(1,046)

	411	562

Deferred tax liabilities:
Property, machinery and equipment and right-of-use asset, net	(1,406)	(1,502)
Investments and other assets	(32)	(29)

Total deferred tax liabilities, gross	(1,438)	(1,531)
Presentation of net position by same legal entity	1,044	1,046

Total deferred tax liabilities, net in the statement of financial position	(394)	(485)

Net deferred tax assets (liabilities)	$17	77

Out of which:
Net deferred tax liabilities in Mexican entities 1	$(17)	(81)
Net deferred tax assets in foreign entities 2	34	158

Net deferred tax assets	$17	77

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

2
Net deferred tax assets in foreign entities in 2022 and 2021 are mainly related to tax loss carryforwards recognized in prior years, mainly in the United States, that are expected to be recovered in the future against taxable income.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

20)	INCOME TAXES — continued

20.2)	DEFERRED INCOME TAXES — continued

As of December 31, 2022 and 2021, balances of the deferred tax assets and liabilities included in the statement of financial position are located in the following entities:

	2022			2021
	Assets	Liabilities	Net	Assets	Liabilities	Net
Mexican entities	$168	(185)	(17)	$191	(272)	(81)
Foreign entities	243	(209)	34	371	(213)	158

	$411	(394)	17	$562	(485)	77

The breakdown of changes in consolidated deferred income taxes during 2022, 2021 and 2020 was as follows:

	2022	2021	2020
Deferred income tax expense (income) in the income statement	$39	(35)	(122)
Deferred income tax expense (income) in stockholders’ equity	14	(38)	(41)
Reclassifications 1	7	78	(12)

Change in deferred income tax during the period	$60	5	(175)

1	In 2022, 2021 and 2020, refers to the effects of the reclassification of balances to assets held for sale and related liabilities (note 4.2).
Current and/or deferred income tax relative to items of other comprehensive income during 2022, 2021 and 2020 were as follows:

	2022	2021	2020
Revenue related to foreign exchange fluctuations from intercompany balances (note 21.2)	$—	(6)	(19)
Expense (revenue) associated to actuarial results (note 21.2)	32	26	(41)
Revenue related to derivative financial instruments (note 17.4)	(30)	(1)	14
Expense (revenue) from foreign currency translation and other effects	12	(63)	(14)

	$14	(44)	(60)

As of December 31, 2022, consolidated tax loss and tax credits carryforwards expire as follows:

	Amount of carryforwards	Amount of unrecognized carryforwards	Amount of recognized carryforwards
2023	$185	156	29
2024	148	20	128
2025	209	192	17
2026	209	191	18
2027 and thereafter	7,739	5,707	2,032

	$8,490	6,266	2,224

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

20)	INCOME TAXES — continued

20.2)	DEFERRED INCOME TAXES — continued

As of December 31, 2022, in connection with CEMEX’s deferred tax loss carryforwards presented in the table above, to realize the benefits associated with such deferred tax assets that have been recognized, before their expiration, CEMEX would need to generate $2,224 in consolidated pre-tax
income in future periods. Based on the same forecasts of future cash flows and operating results used by CEMEX’s management to allocate resources and evaluate performance in the countries in which CEMEX operates, along with the implementation of feasible tax strategies, CEMEX believes that it will recover the balance of its tax loss carryforwards that have been recognized before their expiration. In addition, CEMEX concluded that, the deferred tax liabilities that were considered in the analysis of recoverability of its deferred tax assets will reverse in the same period and tax jurisdiction of the related recognized deferred tax assets. Moreover, a certain amount of CEMEX’s deferred tax assets refers to operating segments and tax jurisdictions in which CEMEX is currently generating taxable income or in which, according to CEMEX’s management cash flow projections, will generate taxable income in the relevant periods before the expiration of the deferred tax assets.
The Parent Company does not recognize a deferred income tax liability related to its investments in subsidiaries considering that CEMEX controls the reversal of the temporary differences arising from these investments and management is satisfied that such temporary differences will not reverse in the foreseeable future.

20.3)	RECONCILIATION OF EFFECTIVE INCOME TAX RATE
For the years ended December 31, 2022, 2021 and 2020, the effective consolidated income tax rates were as follows:

	2022	2021	2020
Earnings (loss) before income tax	$770	954	(1,310)
Income tax expense	(209)	(137)	(36)

Effective consolidated income tax expense rate 1	27.1%	14.4%	(2.7)%

1	The average effective tax rate equals the net amount of income tax revenue or expense divided by income or loss before income taxes, as these line items are reported in the income statement.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

20)	INCOME TAXES — continued

20.3)	RECONCILIATION OF EFFECTIVE INCOME TAX RATE — continued

Differences between the financial reporting and the corresponding tax basis of assets and liabilities and the different income tax rates and laws applicable to CEMEX, among other factors, give rise to permanent differences between the statutory tax rate applicable in Mexico, and the effective tax rate presented in the consolidated statements of operations, which in 2022, 2021 and 2020 were as follows:

	2022		2021		2020
	%	$	%	$	%	$
Mexican statutory tax rate	30.0	231	30.0	280	30.0	(391)
Difference between accounting and tax expenses, net 1	35.8	276	4.8	45	(18.4)	240
Non-taxable sale of equity securities and fixed assets	3.4	26	(3.8)	(35)	1.3	(17)
Difference between book and tax inflation	28.2	217	23.9	223	(7.1)	92
Differences in the income tax rates in the countries where CEMEX operates 2	(6.2)	(48)	4.7	44	(0.9)	12
Changes in deferred tax assets 3	(59.7)	(460)	(48.7)	(454)	(9.6)	125
Changes in provisions for uncertain tax positions	(5.1)	(39)	2.6	24	0.2	(3)
Others	0.7	6	0.9	10	1.8	(22)

Effective consolidated income tax expense rate	27.1	209	14.4	137	(2.7)	36

1	In 2022 includes $365 and in 2020 includes $312, related to the effects of the impairment charges during the periods which are basically non-deductible (note 7).
2
Refers mainly to the effects of the differences between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates. In 2021 includes the effect related to the change in statutory tax rate in Colombia from 30% to 35%.

3	Refers to the effects in the effective income tax rate associated with changes during the period in the amount of deferred income tax assets related to CEMEX’s tax loss carryforwards.
The following table compares the line item “Changes in deferred tax assets” as presented in the table above against the changes in deferred tax assets in the statement of financial position for the years ended December 31, 2022 and 2021:

	2022		2021
	Changes in the statement of financial position	Amounts in reconciliation	Changes in the statement of financial position	Amounts in reconciliation
Tax loss carryforwards generated and not recognized during the year	$—	38	—	9
Derecognition related to tax loss carryforwards recognized in prior years	(103)	—	(145)	—
Recognition related to unrecognized tax loss carryforwards	16	(498)	19	(460)
Foreign currency translation and other effects	(14)	—	11	(3)

Changes in deferred tax assets	$(101)	(460)	(115)	(454)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

20)	INCOME TAXES — continued

20.4)	UNCERTAIN TAX POSITIONS AND SIGNIFICANT TAX PROCEEDINGS
Uncertain tax positions
As of December 31, 2022 and 2021, as part of current provisions and non-current
other liabilities (note 18), CEMEX has recognized provisions related to unrecognized tax benefits in connection with uncertain tax positions taken, in which it is deemed probable that the tax authority would differ from the position adopted by CEMEX. As of December 31, 2022, the tax returns submitted by some subsidiaries of CEMEX located in several countries are under review by the respective tax authorities in the ordinary course of business. CEMEX cannot anticipate if such reviews will result in new tax assessments, which would, should any arise, be appropriately disclosed and/or recognized in the financial statements. A summary of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2022, 2021 and 2020, excluding interest and penalties, is as follows:

	2022	2021	2020
Balance of tax positions at beginning of the period	$48	27	28
Additions for tax positions of prior periods	5	4	—
Additions for tax positions of current period	5	27	3
Reductions for tax positions related to prior periods and other items	(11)	(2)	(1)
Settlements and reclassifications	(4)	(5)	(3)
Expiration of the statute of limitations	(2)	(2)	(2)
Foreign currency translation effects	—	(1)	2

Balance of tax positions at end of the period	$41	48	27

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
Significant tax proceedings
As of December 31, 2022, the Company’s most significant tax proceedings are as follows:

•
The tax authorities in Spain (“the Spanish Tax Authorities”) challenged part of the tax loss carryforwards reported by CEMEX España covering the tax years from and including 2006 to 2009. During 2013, the Spanish Tax Authorities notified CEMEX España of fines in the aggregate amount of $489. In April 2014, CEMEX España filed appeals against such resolution before the
Tribunal Económico Administrativo Central
(“TEAC”) of the Spanish Tax Authorities. On September 20, 2017, CEMEX España was notified by the TEAC about an adverse resolution to such appeals. CEMEX España filed a recourse against such

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

20)	INCOME TAXES — continued

20.4)	UNCERTAIN TAX POSITIONS AND SIGNIFICANT TAX PROCEEDINGS — continued
Significant tax proceedings — continued

resolution in November 2017 before the National Court (
Audiencia Nacional
) and applied for the suspension of the payment before the National Court until the case is finally resolved. On January 31, 2018, the National Court notified CEMEX España of the granting of the suspension of the payment, subject to the provision of guarantees on or before April 2, 2018. In this regard, CEMEX España provided the respective guarantees in the form of a combination of a liability insurance policy and a mortgage of several assets in Spain. In November 2018, the National Court confirmed the acceptance of the guarantees by the Spanish Tax Authorities, which ensures the suspension of the payment until the recourses are definitively resolved. On November 30, 2021, the National Court issued a judgment rejecting the appeal filed by CEMEX España against the resolution of the TEAC, confirming the imposed fines. On February 25, 2022, CEMEX España filed with the Spanish Supreme Court a cassation appeal against this judgment issued by the National Court. On October 13, 2022, the Spanish Supreme Court rejected the admission of the cassation appeal. As a result, CEMEX España filed an annulment recourse against this determination, which was admitted by the Spanish Supreme Court in December 2022. As of December 31, 2022, CEMEX believes an adverse resolution in these proceedings is not probable and no accruals have been created in connection with these proceedings. Nonetheless, it is difficult to assess with certainty the likelihood of an adverse result, and the appeals that CEMEX España has filed could take an extended amount of time to be resolved, but if adversely resolved, these proceedings could have a material adverse impact on CEMEX’s results of operations, liquidity or financial position.

•
On March 26, 2021, the Spanish Tax Authorities notified CEMEX España of an assessment for Income Taxes in an amount in Euros equivalent to $51 as of December 31, 2022, plus late interest, derived from a tax audit process covering the tax years 2010 to 2014. This assessment was appealed before the TEAC. In order for the suspension of the payment of the tax assessment to be granted, CEMEX España provided a payment guarantee which was approved by such tax authorities. Moreover, on December 3, 2021, the Spanish Tax Authorities notified CEMEX España of a penalty for an amount in Euros equivalent to $73, derived from the tax audit process covering the same period from 2010 to 2014. This assessment was appealed before the TEAC. Until this appeal is resolved, no payment will be made and the company is not required to furnish a guarantee for the filing of the appeal. As of December 31, 2022, CEMEX believes an adverse resolution in these proceedings are not probable and no accruals have been created in connection with these proceedings. Nonetheless, it is difficult to assess with certainty the likelihood of an adverse result, and the appeals that CEMEX España has filed could take an extended amount of time to be resolved, but if adversely resolved, these proceedings could have a material adverse impact on CEMEX’s results of operations, liquidity or financial position.

•
During April, 2018, CEMEX Colombia received a special proceeding from the Colombian Tax Authority (the “Tax Authority”), where certain deductions included in the 2012 income tax return were rejected. The Tax Authority assessed an increase in the income tax payable by CEMEX Colombia and imposed an inaccuracy penalty for amounts in Colombian Pesos equivalent to $26 of income tax and $26 of penalty. After having appealed this requirement, on December 28, 2018, CEMEX Colombia received an official review settlement ratifying the rejected deductible items and amounts. CEMEX Colombia filed a reconsideration request on February 21, 2019, which was rejected in all its parts by the Tax Authority on January 8, 2020. On July 1, 2020, CEMEX Colombia filed an appeal against the aforementioned resolution in the Administrative Court of Cundinamarca. In the event of an unfavorable resolution, the aforementioned

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

20)	INCOME TAXES — continued

20.4)	UNCERTAIN TAX POSITIONS AND SIGNIFICANT TAX PROCEEDINGS — continued
Significant tax proceedings — continued

amounts include in the taxes payable, the adjustment of refunding to the Tax Authority credit balances for the year in question, which were used to offset taxes payable for subsequent years. If the proceeding is adversely resolved in the final stage, CEMEX Colombia must pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the payment date. As of December 31, 2022, at this stage of the proceeding, CEMEX considers that an adverse resolution in this proceeding after conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding; if adversely resolved, CEMEX believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of CEMEX.

•
In September 2012, the Tax Authority requested CEMEX Colombia to amend its income tax return for the year 2011 in connection with several deductible expenses including the amortization of goodwill. CEMEX Colombia rejected the arguments of the ordinary request and filed a motion requesting the case to be closed. The 2011 income tax return was under audit of the Tax Authority from August 2013 until September 5, 2018, when the Tax Authority notified CEMEX Colombia of a special proceeding in which it rejected certain deductions included in the 2011 tax return and determined an increase in the income tax payable and imposed a penalty for amounts in Colombian Pesos equivalent to $18 of income tax and $18 of penalty. After having appealed this requirement, the Tax Authority notified the official reversal review liquidation in May, 2019, maintaining the claims of the special proceeding; CEMEX Colombia filed an appeal on July 11, 2019. On July 6, 2020, CEMEX Colombia was notified about a resolution to the appeal of reconsideration, in which the Tax Authority confirms the claims of the official liquidation. On October 22, 2020, CEMEX Colombia filed an appeal against the resolution in the Administrative Court of Cundinamarca within legal term. In the event of a final unfavorable resolution, the amounts mentioned above include in taxes payable, the adjustment of refunding to the Tax Authority of credit balances for the year in question, which were used to offset taxes payable in subsequent years. If the proceeding is adversely resolved in its final stage, CEMEX Colombia would have to pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the date of payment. As of December 31, 2022, at this stage of the proceeding, CEMEX considers that an adverse resolution in this proceeding after conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding; if adversely resolved, CEMEX believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of CEMEX.

21)	STOCKHOLDERS’ EQUITY
The consolidated financial statements are presented in Dollars based on IAS 21,
The Effects of Changes in Foreign Exchange Rates
(“IAS 21”), while the reporting currency of the Parent Company is the Peso. As a result, for the consolidated entity, transactions of common stock, additional paid-in
capital and retained earnings are translated and accrued using historical exchange rates of the dates in which the transactions occurred. As a result, although the amounts of total non-controlling
interest in the consolidated financial statements and total stockholders’ equity of the Parent Company are the same, IAS 21 methodology results in differences between line-by-line
items within CEMEX’s controlling interest and the Parent Company’s stockholders’ equity. The official stockholders’ equity for statutory purposes is that of the Parent Company as expressed in Pesos. As of

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

21)	STOCKHOLDERS’ EQUITY — continued

December 31, 2022, the
line-by-line
reconciliation between CEMEX’s controlling interest, as reported using the Dollar as presentation currency, and the Parent Company’s stockholders’ equity, using a convenience translation of the balances in Pesos translated using the exchange rate of 19.50 Pesos per Dollar as of December 31, 2022, is as follows:

	As of December 31, 2022
	Consolidated	Parent Company
Common stock and additional paid-in capital 1	$7,810	5,414
Other equity reserves 1, 2	(1,555)	1,687
Retained earnings 2	4,246	3,400

Total controlling interest	$10,501	10,501

1
The difference relates to the method of accruing Dollars using the historical exchange rates to translate each common stock and additional paid-in
capital transaction denominated in Pesos to Dollars. The cumulative effect from these changes in exchange rates is recognized against other equity reserves.

2
The difference relates with the method of accruing Dollars using the exchange rates of each month during the period for income statement purposes. The cumulative effect from these changes in exchange rates is recognized against other equity reserves.

As of December 31, 2022 and 2021, stockholders’ equity excludes investments in CPOs of the Parent Company held by subsidiaries of $8 (20,541,277 CPOs) and $14 (20,541,277 CPOs), respectively, which were eliminated within “Other equity reserves.”

21.1)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL
As of December 31, 2022 and 2021, the breakdown of consolidated common stock and additional paid-in
capital was as follows:

	2022	2021
Common stock	$318	318
Additional paid-in capital	7,492	7,492

	$7,810	7,810

Effective as of December 31, 2020, the Company’s management approved a restitution to the consolidated line item of “Retained earnings” for $2,481, by means of transfer with charge to the line item of “Additional paid-in
capital.” This transfer represents a reclassification between line items within CEMEX’s consolidated stockholders’ equity that does not affect its consolidated amount.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

21)	STOCKHOLDERS’ EQUITY — continued

21.1)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL — continued

As of December 31, 2022 and 2021 the common stock of CEMEX, S.A.B. de C.V. was presented as follows:

	2022		2021
Shares 1	Series A 2	Series B 2	Series A 2	Series B 2
Subscribed and paid shares	29,016,656,496	14,508,328,248	29,457,941,452	14,728,970,726
Unissued shares authorized for executives’ stock compensation programs	881,442,830	440,721,415	881,442,830	440,721,415
Repurchased shares 3	441,284,956	220,642,478	—	—

	30,339,384,282	15,169,692,141	30,339,384,282	15,169,692,141

1	As of December 31, 2022 and 2021, 13,068,000,000 shares correspond to the fixed portion, and 32,441,076,423 shares as of December 31, 2022 and 2021, correspond to the variable portion.
2	Series “A” or Mexican shares must represent at least 64% of CEMEX’s capital stock; Series “B” or free subscription shares must represent at most 36% of CEMEX’s capital stock.
3	Shares repurchased under the share repurchase program authorized by the Company’s shareholders (note 21.2).
On March 24, 2022, stockholders at the ordinary general shareholders’ meeting of CEMEX, S.A.B. de C.V. approved: (a) setting an amount of $500 or its equivalent in Pesos as the maximum amount of resources through year 2022 and until the next ordinary general shareholders’ meeting of the Parent Company that CEMEX, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares; (b) authorize the Company’s Board of Directors to determine the bases on which the acquisition and placement of any such shares shall be instructed, designate the persons that shall make the decisions to acquire or place them, appoint those responsible for carrying out the transaction and giving the corresponding notices to the authorities; and (c) designation of the members of CEMEX’s Board of Directors, as well as members of the Audit, Corporate Practices and Finance, and Sustainability Committees.
On March 25, 2021, stockholders at the annual ordinary shareholders’ meeting (the “Shareholders’ Meeting”) of CEMEX, S.A.B. de C.V. approved: (i) setting the amount of $500 or its equivalent in Pesos as the maximum amount of resources through year 2021 and until the next ordinary general shareholders’ meeting of the Parent Company is held for the acquisition of its own shares or securities that represent such shares; (ii) the decrease of the variable part of the Parent Company’s share capital through the cancellation of (a) 1,134 million shares repurchased during the 2020 fiscal year, under the share repurchase program and (b) an aggregate of 3,409.5 million shares that were authorized to guarantee the conversion of then existing convertible securities, as well as for any new issuance of convertible securities and/or to be subscribed and paid for in a public offering or private subscription; and (iii) the appointment of the members of the Board of Directors, the Audit Committee, the Corporate Practices and Finance Committee (which reduced its members from four to three) and the Sustainability Committee of the Parent Company.
On March 26, 2020, the Shareholders’ Meeting of CEMEX, S.A.B. de C.V. approved: (i) setting the amount of $500 or its equivalent in Pesos as the maximum amount of resources through year 2020 and until the next ordinary Shareholders’ Meeting is held for the acquisition of its own shares or securities that represent such shares; and (ii) the cancellation of shares of repurchased during the 2019 fiscal year and the remained in the

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

21)	STOCKHOLDERS’ EQUITY — continued

21.1)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL — continued

Parent Company’s treasury after the maturities of the November 2019 Mandatory Convertible Notes and the 3.72% Convertible Notes, except for the minimal conversion. Under the 2020 share repurchase program, the Parent Company repurchased 378.2 million CEMEX CPOs, at a weighted-average price in Pesos equivalent to 0.22 Dollars per CPO. The total amount of these CPO repurchases, excluding value-added tax, was $83. On April 8, 2020, the Parent Company announced that, to enhance its liquidity, it suspended the share repurchase program for the remainder of 2020.
In connection with the long-term executive share-based compensation programs (note 22), in 2022 and 2021 CEMEX, S.A.B. de C.V. did not issue shares.

21.2)	OTHER EQUITY RESERVES AND SUBORDINATED NOTES
As of December 31, 2022 and 2021, the caption of other equity reserves and subordinated notes was integrated as follows:

	2022	2021
Other equity reserves	$(2,549)	(2,365)
Subordinated notes	994	994

	$(1,555)	(1,371)

Other equity reserves
As of December 31, 2022 and 2021, other equity reserves are detailed as follows:

	2022	2021
Cumulative translation effect, net of effects from deferred income taxes recognized directly in equity (note 20.2) and derivative financial instruments designated as cash flow hedges	$(926)	(722)
Cumulative actuarial losses	(353)	(529)
Cumulative coupon payments under perpetual debentures (note 21.4)	(1,070)	(1,070)
Treasury shares repurchased under share repurchase program (note 21.1)	(111)	—
Cumulative coupon payments under subordinated notes 1	(84)	(30)
Treasury shares held by subsidiaries	(5)	(14)

	$(2,549)	(2,365)

1	Interest accrued under the Parent Company’s subordinated notes described below are recognized as part of other equity reserves.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

21)	STOCKHOLDERS’ EQUITY — continued

21.2)	OTHER EQUITY RESERVES AND SUBORDINATED NOTES — continued
Other equity reserves — continued

For the years ended December 31, 2022, 2021 and 2020, the translation effects of foreign subsidiaries included in the statements of comprehensive income were as follows:

	2022	2021	2020
Foreign currency translation result 1	$(235)	(389)	352
Foreign exchange fluctuations from debt 2	(23)	89	(126)
Foreign exchange fluctuations from intercompany balances 3	(68)	(13)	(419)

	$(326)	(313)	(193)

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

Subordinated notes
On June 8, 2021, the Parent Company issued one series of $1,000 and a rate of 5.125% subordinated notes with no fixed maturity. After issuance costs, the Parent Company received $994. Considering that the Parent Company’s subordinated notes have no fixed maturity date, there is no contractual obligation for the Parent Company to deliver cash or any other financial assets, the payment of principal and interest may be deferred indefinitely at the sole discretion of CEMEX and specific redemption events, are fully under the Parent Company’s control, under applicable IFRS, these subordinated notes issued by the Parent Company qualify as equity instruments and are classified within controlling interest stockholders’ equity. The Parent Company has a repurchase option on the fifth anniversary of the subordinated notes. In the event of liquidation of the Parent Company’s due to commercial bankruptcy, the subordinated notes would come to the liquidation process according to its subordination after all liabilities.
Coupon payments on the subordinated notes were included within “Other equity reserves” and amounted to $54 in 2022 and $30 in 2021.

21.3)	RETAINED EARNINGS
The Parent Company’s net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the common stock. As of December 31, 2022, the legal reserve amounted to $93.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

21)	STOCKHOLDERS’ EQUITY — continued

21.4)	NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES
Non-controlling
interest
Non-controlling
interest represents the share of
non-controlling
stockholders in the equity and results of consolidated subsidiaries. As of December 31, 2022 and 2021, non-controlling
interest in equity amounted to $408 and $444, respectively. In 2022, 2021 and 2020, non-controlling
interests in consolidated net income were $27, $25 and $21, respectively. These non-controlling
interests arise mainly from the following CEMEX’s subsidiaries:

•
In February 2017, CEMEX acquired a controlling interest in TCL, whose shares trade in the Trinidad and Tobago Stock Exchange. As of December 31, 2022 and 2021, there is a non-controlling
interest in TCL of 30.17% of its common shares (see note 4.3 for certain relevant condensed financial information).

•
In July 2016, CHP closed its initial offering of 45% of its common shares. Pursuant to the repurchase of CHP’s shares in the market and a public stock right offering, CEMEX reduced the non-controlling
interest in CHP from 45% in 2018 to 33.22% in 2019 and to 22.16% in 2020 considering the results of a public stock rights offering. CHP’s assets consist primarily of CEMEX’s cement manufacturing assets in the Philippines (see note 27 for Subsequent Events).

•
In November 2012, CLH, a direct subsidiary of CEMEX España, concluded its initial offering of common shares. CLH’s assets include substantially all of CEMEX’s assets in Colombia, Panama, Guatemala and until August 31, 2022, operations in Costa Rica and El Salvador. In December 2020, by means of a public share tender offer, CEMEX España increased its ownership in CLH by acquiring 108,337,613 shares of CLH in exchange of $103. As of December 31, 2022 and 2021, there is a non-controlling
interest in CLH of 4.70% and 7.74%, respectively, of CLH’s outstanding common shares, excluding shares held in treasury. Moreover, on December 22, 2022, CEMEX España requested authorization to the Colombian Finance Superintendency to launch a Delisting Tender Offer of CLH’s ordinary shares (see note 27 for Subsequent Events).

Perpetual debentures
As of December 31, 2020, the line item of
“Non-controlling
interest” included $449, related to the notional amount of perpetual debentures, excluding any perpetual debentures then held by subsidiaries. In June 2021, considering the issuance of the subordinated notes described above, CEMEX repurchased all series of its outstanding perpetual notes.
Until its repurchase, coupon payments on the perpetual debentures were included within “Other equity reserves” and amounted to $11 in 2021 and $24 in 2020, excluding in all the periods the coupons accrued by perpetual debentures held by subsidiaries.
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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

22)	EXECUTIVE SHARE-BASED COMPENSATION
Stock-based awards granted to executives are defined as equity instruments, considering that the services received from employees are settled by delivering shares. The cost of these equity instruments represent their estimated fair value at the grant date of each plan and is recognized in the statement of operations during the periods in which the executives render services and vest the exercise rights.
CEMEX, S.A.B. de C.V. sponsors different long-term restricted share-based compensation programs for a wide range of executives, including top management, executives and other key performers, including beginning in 2022 those executives in CLH, providing for the grant of CEMEX CPOs (jointly the “Share-Based Compensation Programs”). Shares under each annual plan are initially restricted and are proportionately released to the executives as services are rendered at the end of each year over periods of three to four years depending on the plan, to the extent they remain in the Company at the settlement date, except for the top management’s plan, which, in addition, comprises a tri-annual
internal and external performance metrics that depending on their weighted achievement, may result in a final award at the end of the third year between 0% and 200% of the target for each annual program.
The required Parent Company’s CPOs that are delivered to the executives to meet the Company’s awards are either newly issued or purchased, at the Company’s election. For these purposes, an external trust in which the executives are beneficiaries, receives funding from CEMEX to incur these purchases. Under the Share-Based Compensation Programs, during 2022, 2021 and 2020, executives on a global basis received 109.2 million CPOs, 93.4 million CPOs and 83.8 million CPOs, respectively. As of December 31, 2022, there are 264.4 million CPOs associated with these annual programs that are expected to be delivered in the following years as the executives render services and performance metrics are met, when applicable.
Until December 31, 2021, under the Share-Based Compensation Programs, those eligible executives belonging to the operations of CLH and subsidiaries received shares of CLH, significantly sharing the same conditions of CEMEX’s plans. During 2022, 2021 and 2020, executives received 813,980 shares, 713,927 shares and 1,383,518 shares, respectively, that were held in CLH’s treasury, corresponding to the vested portion of prior years’ grants. Beginning in 2022, CLH’s executives receive CEMEX CPO awards. As of December 31, 2022, there are 2,662,885 shares of CLH associated with these annual programs that are expected to be delivered to the executives as services are rendered.
In addition, those eligible executives belonging to the operations of CHP and subsidiaries receive shares of CHP, significantly sharing the same conditions of CEMEX’s plans. During 2022, 2021 and 2020, executives received 19,177,703, 16,511,882 and 11,546,350 CHP’s shares, respectively. The combined compensation expense related to the programs described above as determined considering the fair value of the awards at the date of grant in 2022, 2021 and 2020, was recognized in the operating results of each subsidiary where the executives render services against other equity reserves. Upon vesting of the awards, in case of newly issued CPOs, the Parent Company recycles the fair value of the stock from other equity reserves to additional paid-in
capital within equity, and when the Parent Company funds the executives, it recognizes a decrease in other equity reserves against cash and amounted to $52 in 2022, $42 in 2021 and $44 in 2020. As of December 31, 2022 and 2021, there were no options or commitments to make payments in cash to the executives based on changes in the market price of the Parent Company’s CPO, CLH’s shares and/or CHP’s shares.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

23)	EARNINGS (LOSS) PER SHARE
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
The amounts considered for calculations of earnings (loss) per share in 2022, 2021 and 2020 were as follows:

	2022	2021	2020
Denominator (thousands of shares)
Weighted-average number of shares outstanding – basic	43,554,921	44,123,654	44,125,288
Effect of dilutive instruments – share-based compensation (note 22) 1	793,322	729,292	745,163

Weighted-average number of shares – diluted	44,348,243	44,852,946	44,870,451

Numerator
Net income (loss) from continuing operations	$561	817	(1,346)
Less: non-controlling interest net income (loss)	27	25	21

Controlling interest net income (loss) from continuing operations – for basic earnings per share calculations	534	792	(1,367)
Plus: after tax interest expense on optionally convertible securities	—	—	4

Controlling interest net income (loss) from continuing operations – for diluted earnings per share calculations	$534	792	(1,363)

Net income (loss) from discontinued operations	$324	(39)	(100)

Basic earnings per share
Controlling interest basic earnings (loss) per share	$0.0197	0.0171	(0.0332)
Controlling interest basic earnings (loss) per share from continuing operations	0.0123	0.0180	(0.0309)
Controlling interest basic earnings (loss) per share from discontinued operations	0.0074	(0.0009)	(0.0023)

Controlling interest diluted earnings per share 2
Controlling interest diluted earnings (loss) per share	$0.0193	0.0168	(0.0332)
Controlling interest diluted earnings (loss) per share from continuing operations	0.0120	0.0177	(0.0309)
Controlling interest diluted earnings (loss) per share from discontinued operations	0.0073	(0.0009)	(0.0023)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

23)	EARNINGS (LOSS) PER SHARE — continued

1
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

2
For 2020, the effects on the denominator and numerator of potential dilutive shares generate antidilution; therefore, there is no change between the reported basic earnings per share and diluted earnings per share.

24)	COMMITMENTS

24.1)	CONTRACTUAL OBLIGATIONS
As of December 31, 2022, CEMEX had the following contractual obligations:

	2022
Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt	$45	1,820	2,567	2,578	7,010
Leases 1	304	428	244	535	1,511

Total debt and other financial obligations 2	349	2,248	2,811	3,113	8,521
Interest payments on debt 3	396	705	398	366	1,865
Pension plans and other benefits 4	145	279	279	682	1,385
Acquisition of property, plant and equipment 5	86	67	3	–	156
Purchases of services, raw materials, fuel and energy 6	785	837	695	645	2,962

Total contractual obligations	$1,761	4,136	4,186	4,806	14,889

1
Represent nominal cash flows. As of December 31, 2022, the NPV of future payments under such leases was $1,075, of which, $368 refers to payments from 1 to 3 years and $183 refers to payments from 3 to 5 years.

2
The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature.

3	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2022.
4	Represents estimated annual payments under these benefits for the next 10 years (note 19), including the estimate of new retirees during such future years.
5	Refers mainly to the expansion of a cement-production line in the Philippines.
6
Future payments for the purchase of raw materials are presented based on contractual nominal cash flows. Future nominal payments for energy were estimated for all contractual commitments based on an aggregate average expected consumption per year using the future prices of energy established in the contracts for each period. Future payments also include CEMEX’s commitments for the purchase of fuel. In addition, includes a contractual commitment with Neoris over a
5-year
contract beginning in 2023 until 2027 for the acquisition by CEMEX of digitalization services and solutions for an annual amount of $55. Moreover, includes the Company’s commitments with six vendors for back-office services for an average annual amount of $60.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

24)	COMMITMENTS — continued

24.2)	OTHER COMMITMENTS
As of December 31, 2022 and 2021, CEMEX was party to other commitments for several purposes, including the purchase of fuel and energy, the estimated future cash flows over maturity of which are presented in note 24.1. A description of the most significant contracts is as follows:

•
On February 8, 2022, CEMEX renewed or entered into new agreements with six service providers in the fields of data processing services (back office) in finance, accounting and human resources; as well as Information Technology (“IT”) infrastructure services, support and maintenance of IT applications in the countries in which CEMEX operates, for a tenure of five to seven years at an average annual cost of $60. These contracts replaced the agreements CEMEX maintained with IBM which expired on August 31, 2022.

•
Beginning in April 2016, in connection with the Ventika S.A.P.I. de C.V. and the Ventika II S.A.P.I. de C.V. wind farms (jointly “Ventikas”) located in the Mexican state of Nuevo Leon with a combined generation capacity of 252 Megawatts (“MW”), CEMEX agreed to acquire a portion of the energy generated by Ventikas for its overall electricity needs in Mexico for a period of 20 years. The estimated annual cost of this agreement is $23 (unaudited) if CEMEX receives all its energy allocation. Nonetheless, energy supply from wind is variable in nature and final amounts are determined considering the final MW per hour (“MWh”) effectively received at the agreed prices per unit.

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

•
CEMEX maintains a commitment initiated in April 2004 to purchase the energy generated by Termoeléctrica del Golfo (“TEG”) until 2027 for its overall electricity needs in Mexico. The estimated annual cost of this agreement is $205 (unaudited) if CEMEX receives all its energy allocation. Nonetheless, final amounts will be determined considering the final MWh effectively received at the agreed prices per unit.

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

•
On October 24, 2018, CEMEX, S.A.B. de C.V. entered into an energy financial hedge agreement in Mexico, commencing October 1, 2019 and for a period of 20 years. Through the contract, the Company fixed the megawatt hour cost over an electric energy volume of 400 thousand megawatts hour per year, through the payment of 25.375 Dollars per megawatt hour of electric power in exchange for a market price. The committed price to pay will increase 1.5% annually. The differential between the agreed price and the market price is settled monthly. CEMEX considers this agreement as a hedge for a portion of its aggregate consumption of electric energy in Mexico and recognizes the result of the exchange of price differentials described previously in the Income Statement as a part of the costs of energy. During 2022, the Company received $3. CEMEX, S.A.B. de C.V. does not record this agreement at fair value since there is not a deep market for electric power in Mexico that would effectively allow for its valuation.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

24)	COMMITMENTS — continued

24.3)	COMMITMENTS FROM EMPLOYEE BENEFITS
In some countries, CEMEX has self-insured health care benefits plans for its active employees, which are managed on cost-plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2022, in particular plans, CEMEX has established stop-loss limits for continued medical assistance derived from a specific cause (e.g., an automobile accident, illness, etc.) ranging for a total limit of 550 thousand Dollars. In other plans, CEMEX has established stop-loss limits per employee regardless of the number of events for a total cost of 2.5 million Dollars. The contingency for CEMEX if all employees qualifying for health care benefits required medical services simultaneously is significantly. However, CEMEX believes this scenario is remote. The amount expensed through self-insured health care benefits was $64 in 2022, $59 in 2021 and $61 in 2020.

25)	LEGAL PROCEEDINGS

25.1)	PROVISIONS RESULTING FROM LEGAL PROCEEDINGS
CEMEX is involved in various significant legal proceedings, the adverse resolutions of which are deemed probable and imply the incurrence of losses and/or cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions and/or losses have been recognized in the financial statements, representing the best estimate of cash outflows. CEMEX believes that it will not make significant expenditure in excess of the amounts recorded. As of December 31, 2022, the details of the most significant events giving effect to provisions or losses are as follows:

•
As of December 31, 2022, CEMEX accrued environmental remediation liabilities through its subsidiaries in the United Kingdom pertaining to closed and current landfill sites for the confinement of waste, representing the NPV of such obligations for an amount in Pounds sterling equivalent to $208. Expenditure was assessed and quantified over the period in which the sites have the potential to cause environmental harm, which is generally consistent with the views taken by the regulator as being up to 60 years from the date of closure. The assessed expenditure included the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure.

•
As of December 31, 2022, CEMEX accrued environmental remediation liabilities through its subsidiaries in the United States for $53, related to: a) the disposal of various materials in accordance with past industry practice, which might currently be categorized as hazardous substances or wastes; and b) the cleanup of sites used or operated by CEMEX, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages and a final resolution might take several years. CEMEX does not believe that it will be required to spend significant sums on these matters in excess of the amounts previously recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with, or litigation against, potential sources of recovery have been completed.

•
In 2012, in connection with a contract entered into in 1990 (the “Quarry Contract”) by CEMEX Granulats Rhône Méditerranée (“CEMEX GRM”), one of CEMEX’s subsidiaries in France, with SCI La Quinoniere (“SCI”) pursuant to which CEMEX GRM had drilling rights to extract reserves and do quarry remediation at a quarry in the Rhône region of France, SCI filed a claim against CEMEX GRM for breach of the Quarry Contract, requesting the rescission of such contract and damages plus interest for a revised amount in Euros equivalent to $59, arguing that CEMEX GRM partially filled the quarry allegedly in breach of the terms of

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

25)	LEGAL PROCEEDINGS — continued

25.1)	PROVISIONS RESULTING FROM LEGAL PROCEEDINGS — continued

the Quarry Contract. After many hearings, resolutions and appeals over the years, on November 25, 2020, the expert appointed by the court of appeals determined an amount of loss of profits of $0.70 and a cost of backfilling the quarry in $13 and stated that the damages suffered by SCI could only be set based on the loss of profits. In 2020, CEMEX had accrued a provision through its subsidiaries in France for $1 in connection with the best estimate of the remediation costs resulting from this claim. On November 23, 2022, the court handed down its decision to confirm the final report issued by the expert and determined that the damages of SCI were set at $0.70. SCI may file a notice of appeal before the Court of Cassation within two months of the notification, which took place on December 22, 2022. As of December 31, 2022, although the final amount may differ, CEMEX considers that any such amount should not have a material adverse impact on CEMEX’s results of operations, liquidity and financial condition.

25.2)	CONTINGENCIES FROM LEGAL PROCEEDINGS
CEMEX is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable. Nonetheless, until all stages in the procedures are exhausted in each proceeding, CEMEX cannot assure the achievement of a final favorable resolution.
As of December 31, 2022, the most significant contingencies with a quantification of the potential loss, when it is determinable and would not impair the outcome of the relevant proceeding, were as follows:

•
In July 2020, an individual filed a class action lawsuit (
Acción de Grupo
) with a Circuit Civil Court in Colombia against CEMEX Colombia and other two gray Portland cement market participants (the “Colombian Class Action Defendants”). The lawsuit seeks compensation for damages arising from alleged cartel actions for which the Colombian Class Action Defendants were fined in December 2017. The complaint claims that the Colombian Class Action Defendants caused damages to all consumers of gray Portland cement in Colombia during the period of 2010 to 2012. According to the plaintiff’s claims, the Colombian Class Action Defendants should be ordered to pay damages due to the higher price set on gray Portland cement in an amount in Colombian Pesos equivalent to $273 determined considering the sales of the three market participants in such period. After several procedures, the Circuit Civil Court issued a ruling in favor of CEMEX Colombia, dismissing the proceeding. The plaintiff appealed this decision on May 16, 2022, and, on July 11, 2022, the Circuit Civil Court ratified its decision to dismiss the case. The Superior Court of Bogota confirmed the dismissal on August 24, 2022. The plaintiff has six months since the confirmation of the dismissal to challenge the confirmation of the dismissal. As of December 31, 2022, CEMEX believes that a final adverse resolution in this matter is not probable, but if such matter is resolved adversely to CEMEX, such adverse resolution should not have a material adverse impact on CEMEX’s results of operations, liquidity and financial condition.

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

25)	LEGAL PROCEEDINGS — continued

25.2)	CONTINGENCIES FROM LEGAL PROCEEDINGS — continued

Cebu. Plaintiffs claim that the Landslide occurred because of the defendants’ gross negligence and seek, among other relief, (a) damages for an amount in Philippine Pesos equivalent to $77, (b) a rehabilitation fund for an amount in Philippine Pesos equivalent to $9, and (c) the issuance of a Temporary Environment Protection Order against ALQC aiming to prevent ALQC from performing further quarrying activities while the case is still pending. This last request was rejected by the Court on August 16, 2019 and after reconsideration, the resolution became final on December 5, 2020. Moreover, on September 30, 2019 the Court dismissed the case against CHP and APO, order that is not yet final and that was appealed by the plaintiffs on November 26, 2019 and that was denied entirely in an order dated November 17, 2021. In such order, the Court dismissed the case against the other parties. As of December 31, 2022, only ALQC remains as a party-defendant in the case. This Court order can still be appealed by the Plaintiffs before the Court of Appeals. As of December 31, 2022, in this stage of the lawsuit, CEMEX is not able to assess with certainty the likelihood of an adverse result in this lawsuit; and CEMEX is neither able to assess if a final adverse result in this lawsuit would have a material adverse impact on its results of operations, liquidity and financial position.

•
In December 2016, the Parent Company received subpoenas from the SEC seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo Project. These subpoenas do not mean that the SEC has concluded that the Parent Company or any of its affiliates violated the law. The DOJ also opened an investigation into this matter. In this regard, on March 12, 2018, the DOJ issued a grand jury subpoena to the Parent Company relating to its operations in Colombia and other jurisdictions. The Parent Company intends to continue to cooperate fully with the SEC, the DOJ and any other investigatory entity. As of December 31, 2022, the Parent Company is unable to predict the duration, scope, or outcome of either the SEC investigation or the DOJ investigation, or any other investigation that may arise, or, because of the current status of the SEC investigation and the preliminary nature of the DOJ investigation, the potential sanctions which could be borne by the Parent Company, or if such sanctions, if any, would have a material adverse impact on CEMEX results of operations, liquidity or financial position.

•
In February 2014, the Egyptian Tax Authority requested Assiut Cement Company (“ACC”), a subsidiary of CEMEX in Egypt, the payment of a development levy on clay used in the Egyptian cement industry for the period from May 5, 2008 to November 30, 2011. In March 2014, ACC appealed the levy and on September 2014 it was notified that it obtained a favorable resolution from the Ministerial Committee for Resolution of Investment Disputes, which instructed the Egyptian Tax Authority to cease claiming from ACC the payment of the levy on clay. It was further decided that the levy on clay should not be imposed on imported clinker. Nonetheless, in May 2016, the Egyptian Tax Authority challenged ACC´s right to cancel the levy on clay before the North Cairo Court, which referred the cases to Cairo’s Administrative Judiciary Court. These cases have been adjourned by the Commissioners of the Cairo Administrative Judiciary Court, which on November 2, 2020 referred the cases to the Court and established a first hearing session for February 15, 2021 and was adjourned to the May 31, 2021 session. During the session held on May 31, 2021, the Court that is hearing the case decided to refer the case to another Chamber within the same Court considering the nature of the subject. On October 28, 2021 ACC held the first hearing session before the new Chamber. On this session, the court postponed the hearing to the session of January 20, 2022 for ACC lawyers to submit a power of attorney allowing the withdrawal of the court case. CEMEX does not expect that such referral will prejudice ACC’s favorable legal position in this dispute. On February 24, 2022, this case was dismissed by the relevant court and this matter has ended.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

25)	LEGAL PROCEEDINGS — continued

25.2)	CONTINGENCIES FROM LEGAL PROCEEDINGS — continued

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
Circuit State Council Administrative Judiciary Court awaiting the High Constitutional Court to pronounce regarding the challenges against the constitutionality of Law 32/2014 filed by the plaintiffs, which protects CEMEX’s investments in Egypt. These matters are complex and take several years to be resolved. As of December 31, 2022, CEMEX is not able to assess the likelihood of an adverse resolution regarding these lawsuits nor is able to assess if the Constitutional Court will dismiss Law 32/2014, but, regarding the lawsuits, if adversely resolved, CEMEX does not believe the resolutions in the first instance would have an immediate material adverse impact on CEMEX’s operations, liquidity and financial condition. However, if CEMEX exhausts all legal recourses available, a final adverse resolution of these lawsuits, or if the Constitutional Court dismisses Law 32/2014, this could adversely impact the ongoing matters regarding the SPA, which could have a material adverse impact on CEMEX’s operations, liquidity and financial condition. (see note 27 for Subsequent Events).

In addition to the legal proceedings described above in notes 25.1 and 25.2, as of December 31, 2022, CEMEX is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions or divestitures; 4) claims to revoke permits and/or concessions; and 5) other diverse civil, administrative, commercial and lawless actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case
basis would seriously prejudice CEMEX’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX has disclosed qualitative information with respect to the nature and characteristics of the contingency but has not disclosed the estimate of the range of potential loss.

25.3)	OTHER SIGNIFICANT PROCESSES
In connection with the cement plant located in the municipality of Maceo in Colombia (the “Maceo Plant”), as described in note 15.1, as of December 31, 2022, the plant has not initiated commercial operations considering several significant processes for the profitability of the investment. The evolution and status of the main issues related to such plant are described as follows:
Maceo Plant – Memorandums of understanding

•	In August 2012, CEMEX Colombia signed a memorandum of understanding (the “MOU”) with the representative of CI Calizas y Minerales S.A. (“CI Calizas”), for the acquisition and transfer of assets

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

25)	LEGAL PROCEEDINGS — continued

25.3)	OTHER SIGNIFICANT PROCESSES — continued

mainly comprising land, the mining concession, environmental license and the shares of Zona Franca Especial Cementera del Magdalena Medio S.A.S. (“Zomam”) (holder of the free trade zone concession). In addition, in December 2013, CEMEX Colombia engaged the same representative of CI Calizas to also represent in the name and on behalf of CEMEX Colombia in the acquisition of certain land plots adjacent to the plant, signing another memorandum of understanding (the “Land MOU”). Under the MOU and the Land MOU, CEMEX Colombia made cash advances to this representative for amounts in Colombian Pesos equivalent to $13.4 of a total of $22.5, and paid interest accrued over the unpaid committed amount for $1.2, considering the exchange rate as of December 31, 2016 of 3,000.75 Colombian Pesos per Dollar. In September 2016, after confirming irregularities in the acquisition processes by means of investigations and internal audits initiated in response to complaints received, which were reported to Colombia’s Attorney General (the “Attorney General”), with findings obtained, and considering that such payments were made in breach of the Parent Company’s and CLH’s policies, the Company decided to terminate the employment relationship with then those responsible for the Planning and Legal areas and accepted the resignation of the then Chief Executive Officer. As result of findings, legal opinions and the low probability to recover the cash advances, in December 2016, CEMEX Colombia write off such advances from its investments in progress and cancelled the remaining advance payable.

Maceo Plant – Expiration of property process and other related matters

•
In December 2012 after signing of the MDE, a former shareholder of CI Calizas, who presumptively transferred its shares of CI Calizas two years before the signing of the MOU, was linked to a process of expiration of property initiated by the Attorney General. Amongst other measures, the Attorney General suspended the sale and ordered the seizure of the assets subject to the MOU, including the shares of Zomam acquired by CEMEX Colombia before the beginning of such process. As a third party acting in good faith and free of guilt, CEMEX Colombia joined the expiration of property process cooperating with the Attorney General. The expiration process continues which has not progressed since February, 2020, CEMEX is not able to make a reasonable estimate of the duration. As of December 31, 2022, pursuant to the expiration of property process of the assets subject to the MOU and the failures to formalize the purchases under the Land MOU, CEMEX Colombia does not have the legal representation of Zomam, is not the rightful owner of the land and is not the assigned entity of the mining concession.

•
In addition, there is an ongoing criminal investigation that resulted in a legal resolution by means of which an indictment was issued to two of the Company’s former officers and to CI Calizas’ representative. CEMEX is not able to anticipate the actions that criminal judges may impose against these people. Moreover, CEMEX Colombia filed a legal recourse for accountability against the representative, in connection with the responsibilities agreed under the Land MOU for the acquisition of certain land plots adjacent to the plant. This legal recourse finalized in 2021 with a definitive resolution favorable to CEMEX Colombia in which it was ordered the transfer to CEMEX Colombia of those land plots acquired by the representative, as well as the return of unused cash advances, equivalent to $1. As of the reporting date, CEMEX Colombia has initiated the corresponding actions to materialize the effects of the aforementioned resolution.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

25)	LEGAL PROCEEDINGS — continued

25.3)	OTHER SIGNIFICANT PROCESSES — continued

Maceo Plant – Resource against the capitalization of Zomam

•
On December 7, 2020, the Parent Company, acting as shareholder of CEMEX Colombia, filed a lawsuit before the Business Superintendency of Colombia (
Superintendencia de Sociedades de Colombia
or the “Business Superintendency”), requesting a declaration of inefficiency and subsequent declaration of invalidity and inexistence of the equity contribution in-kind
carried out by CEMEX Colombia to Zomam on December 11, 2015. In the event of a favorable resolution, all the effects of the equity contribution would roll back. As a consequence, the assets contributed to Zomam, which had a value of $43, would revert to CEMEX Colombia in exchange for the shares in Zomam it received as a result of the capitalization. On December 6, 2022, the Colombian Business Superintendency denied the claims of the lawsuit, and therefore, on December 13, 2022, CLH filed an appeal for this decision. As of December 31, 2022, the decision on such appeal is pending to be reviewed by the Superior Court of Bogota. If a favorable resolution from the appeal is obtained, it would not have any effect in CEMEX’s consolidated financial statements.

Maceo Plant – Mining operation contracts, manufacturing services and delivery, and lease contract

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

•
On April 12, 2019, CEMEX Colombia, CCL and another of its subsidiaries reached a conciliatory agreement with the SAE and CI Calizas before the Attorney General’s Office and signed a contract of Mining Operation, Manufacturing and Delivery Services and Leasing of Properties for Cement Production (the “Operation Contract”), which will allow CEMEX Colombia to continue using the assets subject to the aforementioned expiration of property process for an initial term of 21 years that can be renewed for 10 additional years, provided that the extension of the mining concession is obtained. The Operation Contract was signed by CI Calizas and Zomam with the authorization of the SAE as delegate of these last two companies. In addition to certain one-time
initial payments in Colombian Pesos equivalent to $1.5 settled in 2019 and 2020 and an annual payment for a lease equivalent to 11 thousand Dollars to CI Calizas for the use of land adjusted annually for inflation, the Operation Contract includes the following payments:

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

25)	LEGAL PROCEEDINGS — continued

25.3)	OTHER SIGNIFICANT PROCESSES — continued

expiration of property to CEMEX Colombia and its subsidiary, in which case the Operation Contract would no longer be needed and would be early terminated.

•
Under the presumption that CEMEX Colombia conducted itself in good faith, CEMEX considers that it will be able to keep ownership of the plant, and that the rest of its investments are protected by Colombian law, under which, if a person builds on the property of a third party, with full knowledge of such third party, this third party may: a) take ownership of the plant, provided a corresponding indemnity to CEMEX Colombia, or otherwise, b) oblige CEMEX Colombia to purchase the land. Nonetheless, had this not be the case, CEMEX Colombia would take all necessary actions to safeguard its rights. If the expiration of property over the assets subject to the MOU is ordered in favor of the State, if the assets were adjudicated to a third party in a public tender offer, considering the signing of the Operation Contract, such third party would have to subrogate to the Operation Contract. As of December 31, 2022, CEMEX is not able to estimate whether the expiration of property over the assets subject to the MOU will be ordered in favor of the State, or, if applicable, if the assets would be adjudicated to a third party in a public tender offer.

Maceo Plant – Status in connection with the commissioning of the plant
To begin operations under the operating contracts described above, the following mandatory conditions must be completed: (a) extend the environmental license to permit the extraction of the required minerals to produce at least 950 thousand tons of cement; (b) permit the extraction of limestone and other minerals under the mining concession to achieve the minimum production of 950 thousand tons of cement under the environmental license, once the environmental license would be extended; (c) the partial and definitive subtraction of a portion of the plant from the Integrated Management District of the Canyon of the Alicante River (“IMD”) required to extract minerals to produce at least 950 thousand tons of cement; (d) obtaining all environmental permits and authorizations, including the release of any lockdown; (e) any permits required to conclude the access road and the plant’s employees housing; and (f) any applicable urban permits and authorizations. These conditions have been evolving, presenting the following progress:

•
On September 3, 2019, the Corantioquia’s Directive Council, the regional environmental authority (“Corantioquia”), approved the subtraction of a portion of the plant from the IMD. In addition, in February, 2021, Corantioquia notified CI Calizas of the modification of the environmental license allowing the extraction of up to 990 thousand tons of minerals (clay and limestone) and production of up to 1.5 million metric tons of cement annually, requiring in addition, the modification of the mining title before the Secretary of Mines of the Antioquia’s Government, which was approved on April 8, 2021. As of the date of issuance, the Company works with the authorities to expand the mineral extraction license mentioned above so the approved 1.5 million tons can be produced from Maceo’s own quarry without the need to bring minerals from other locations.

•
Regarding the permits to conclude the construction of several sections of the access road, on November 10, 2020, Maceo’s municipality issued the approval of the Road Infrastructure Intervention project and, on December 11, 2020, issued a decree establishing the public utility of the access road, required authorizations for both, to obtain the permits to acquire the required land and build the remainder of the road. In respect to the modification of the permitted land use where the project is located, CEMEX Colombia received favorable criteria from Corantioquia regarding the change of land use because of the approval for the subtraction from the IMD, which was endorsed by the municipality of Maceo on August 29, 2020, which allows for an industrial and mining use compatible with the project.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

25)	LEGAL PROCEEDINGS — continued

25.3)	OTHER SIGNIFICANT PROCESSES — continued

•
Moreover, in another significant progress, on June 15, 2022, the Ministry of Commerce, Industry and Tourism granted Zomam the extension of the free trade zone area, which now includes the full extension of the plant.

•
The obtention of the modification in the environmental license, which means a significant progress for future operation of Maceo Plant, the beginning of commercial operations is subject mainly to the construction of the access road and the authorization required from the owners of land plots adjacent to the plant, as well as the extension of environmental and mining permits that allow the production of up to 1.5 million tons from Maceo’s own quarry. As of the issuance date of these financial statements the estimated conclusion of the mandatory conditions cannot be established. CEMEX continues working to resolve these matters as soon as possible.

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
For the years ended December 31, 2022, 2021 and 2020, in ordinary course of business, CEMEX has entered into transactions with related parties for the sale and/or purchase of products, sale and/or purchase of services or the lease of assets, all of which are not significant for CEMEX and to the best of CEMEX’s knowledge are not significant to the related party, are incurred for non-significant
amounts for CEMEX and are executed under conditions following the same authorizations applied to other third parties. These identified transactions, which involved members of the Parent Company’s Board of Directors and senior management, as applicable, are reviewed by the Parent Company’s Board of Directors Corporate Practices and Finance Committee and approved or ratified at least annually by the Parent Company’s Board of Directors. CEMEX, also, enters into transactions with affiliates it controls, such as Trinidad Cement Limited, Caribbean Cement Company Limited, CLH and CLH’s consolidated companies, and CHP and CHP’s consolidated entities; with other companies in which CEMEX has a non-controlling
position, such as GCC, Lehigh White Cement Company and Neoris; with companies in which the Parent Company’s Board of Director members are members of such company’s board of directors, like FEMSA, S.A.B. de C.V., Carza, S.A.P.I. de C.V., Nemak, S.A.B. de C.V., NEG Natural, S.A. de C.V.; and with companies at which members of CEMEX’s senior management have family members, such as HSBC, and Cementos Españoles de Bombeo, S. de R.L. de C.V., all of which are also reviewed by the Parent Company’s Board of Directors Corporate Practices and Finance Committee and approved or ratified at least

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

26)	RELATED PARTIES — continued

annually by the Parent Company’s Board of Directors. For CEMEX, none of these transactions are material to be disclosed separately.
In addition, for the years ended December 31, 2022, 2021 and 2020, the aggregate amount of compensation of CEMEX, S.A.B. de C.V. Board of Directors, including alternate directors, and CEMEX’s top management executives was $44, $50 and $35, respectively. Of these amounts, $29 in 2022, $26 in 2021, $29 in 2020, were paid as base compensation plus performance bonuses, including pension and post-employment benefits. In addition, $15 in 2022, $24 in 2021 and $6 in 2020 of the aggregate amounts in each year, corresponded to allocations of Parent Company CPOs under CEMEX’s executive share-based compensation programs.

27)	SUBSEQUENT EVENTS
On January 14, 2023, in connection with the Egypt’s legal proceeding described in note 25.2, the High Constitutional Court determined that the Law 32/2014 is constitutionally compliant. This determination would allow CEMEX to challenge the legal standing of all current lawsuits and protect CEMEX’s investment in Egypt.
On January 18, 2023, in connection with the Spain’s tax proceeding described in note 20.4, the admission section of the Spanish Supreme Court, considering the annulment recourse accepted in December 2022, approved CEMEX España’s cassation appeal project to be analyzed by the Spanish Supreme Court. CEMEX will file the applicable recourse before the Spanish Supreme Court.
On January 24, 2023, through a subsidiary, CEMEX signed a definitive agreement for the purchase of the assets of Atlantic Minerals Limited in Newfoundland, Canada, consisting of a construction and chemical aggregates quarry and port operations for a price of $75. With this investment, CEMEX secures a new long-term aggregates reserve for its extensive Florida operations and the U.S. east coast, as well as a source for chemical-grade stone serving a broader geographic footprint. The closing of this transaction is subject to the satisfaction of certain conditions, including consent from government agencies. CEMEX expects to finalize this acquisition at the end of the first quarter of 2023 or soon thereafter.
On January 25, 2023, in Manila, Philippines, CEMEX Asian South East Corporation (“CASEC”), an indirect subsidiary of CEMEX, filed a Tender Offer Report on Form 19-1 with the Securities and Exchange Commission of the Philippines (“PSEC”) and the Philippine Stock Exchange, pursuant to Rule 19 of the Securities Regulation Code of the Philippines, in connection with its intention to conduct a voluntary tender offer (the “Tender Offer”) to acquire a minimum of one (1) and a maximum of one billion six hundred fourteen million (1,614,000,000) common shares of CHP, which, if successful, would not cause CASEC to own 90% or more of CHP’s outstanding common shares. The Tender Offer period is expected to commence on or about February 16, 2023, in the Philippines, and shall last for a period of at least twenty (20) business days. Payment of the net proceeds of the validly tendered shares is expected to take place on or around March 30, 2023, in the Philippines.
On January 30, 2023, through a subsidiary, CEMEX acquired a
51% stake in Israel-based SHTANG Recycle LTD for a price of $13, a construction, demolition, and excavation waste, (CDEW) recycling company. The acquisition aligns with CEMEX’s strategy to strengthen its business in developed markets through bolt-on
acquisitions in businesses with strong circular and sustainable attributes. SHTANG has been awarded a
13-year
license to build and operate a CDEW recycling facility. The enclosed, state-of-the-art
facility will be capable of processing approximately 600,000 tons of waste per year. The CDEW will be used by Regenera as raw materials for aggregate production, reintegrating them into the construction value chain.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

27)	SUBSEQUENT EVENTS — continued

On February 3, 2023, in relation to the non-controlling interest in CLH (note 21.4), CEMEX España received authorization from the Colombian Finance Superintendency to launch a Delisting Tender Offer to acquire up to 4.69% of CLH’s outstanding common shares.
In connection with the Delisting Tender Offer launched on February 3, 2023, on March 3, 2023, CEMEX announced the Tender Offer results, in which
88.40
% of CLH’s outstanding common shares have been acquired. On April 10, 2023, the Colombian Stock Exchange (BVC) approved the request for cancellation of the registration of CLH’s ordinary shares in the BVC, which became effective as of April 14, 2023. CEMEX continues with the process to cancel the registration of CLH, pending approval from the Superintendencia Financiera de Colombia (“SFC”).
On March 9, 2023, CEMEX announced the pricing of $1,000 of subordinated notes by the Parent Company, with no fixed maturity at an initial rate of 9.125% per annum. On March 14, 2023, CEMEX announced that the Parent Company successfully issued $1,000 of the 9.125% Subordinated Notes, with no fixed maturity. After issuance costs, the Parent Company received $993.
On March 17, 2023, CEMEX repaid in full the balance outstanding under the revolving credit facility of its 2021 Credit Agreement described in note 17.1. As a result, the available committed revolving credit facility increased to $1,750.
On March 23, 2023, among other aspects, CEMEX, S.A.B. de C.V.’s shareholders at its ordinary general shareholders’ meeting approved an amount of $500 or its equivalent in Mexican Pesos as the maximum amount of resources that during the year 2023 (until the next ordinary general shareholders’ meeting of CEMEX, S.A.B. de C.V. is held), CEMEX, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares; and b) the decrease of CEMEX, S.A.B. de C.V.’s variable share capital through the cancellation of 662 million shares repurchased during 2022, under the former share repurchase program.

In connection with CEMEX Asian South East Corporation (“CASE”) offer for the acquisition of a maximum of
1,614,000,000 shares of CHP (the “CASE Tender Offer”) launched on February 16, 2023, on March 30, 2023, CEMEX announced the CASE Tender Offer results, in which it purchased
1,614,000,000 common shares of CHP, which have been fully paid and settle
d
 on March 30, 2023. Following the completion of the CASE Tender Offer, CEMEX will own and control
89.86
% of the issued and outstanding common shares of CHP.
On April 21, 2023, CEMEX informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that it issued a notice of full redemption with respect to its June 2027 Notes for an aggregate principal amount of $993. These notes are expected to be fully redeemed on June 5, 2023.
The accompanying consolidated financial statements were authorized for issuance in the Company’s annual report on Form 20-F, by the Chief Executive Officer of CEMEX, S.A.B. de C.V. on April 28, 2023, hereby updated for subsequent events, to be filed with the United States Securities and Exchange Commission.

28)	PRINCIPAL SUBSIDIARIES
As mentioned in notes 4.3 and 21.4, as of December 31, 2022 and 2021, there are non-controlling
interests
on
certain consolidated entities that are in turn holding companies of relevant operations. The principal subsidiaries

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

28)	PRINCIPAL SUBSIDIARIES — continued

as of December 31, 2022 and 2021, which ownership interest is presented according to the interest maintained by CEMEX, were as follows:

		% Interest
Subsidiary	Country	2022	2021

CEMEX España, S.A. 1	Spain	99.9	99.9
CEMEX, Inc.	United States of America	100.0	100.0

CEMEX Latam Holdings, S.A. 2	Spain	95.3	92.3
CEMEX (Costa Rica), S.A. 3	Costa Rica	—	99.4
CEMEX Nicaragua, S.A. 4	Nicaragua	100.0	100.0
Assiut Cement Company	Egypt	95.8	95.8
CEMEX Colombia, S.A. 5	Colombia	99.7	99.7
Cemento Bayano, S.A. 6	Panama	99.5	99.5
CEMEX Dominicana, S.A.	Dominican Republic	100.0	100.0
Trinidad Cement Limited	Trinidad and Tobago	69.8	69.8

Caribbean Cement Company Limited 7	Jamaica	79.0	79.0
CEMEX de Puerto Rico Inc.	Puerto Rico	100.0	100.0
CEMEX France Gestion (S.A.S.)	France	100.0	100.0
CEMEX Holdings Philippines, Inc. 8	Philippines	77.9	77.8
Solid Cement Corporation 9	Philippines	100.0	100.0
APO Cement Corporation 9	Philippines	100.0	100.0
CEMEX U.K.	United Kingdom	100.0	100.0
CEMEX Deutschland, AG.	Germany	100.0	100.0
CEMEX Czech Republic, s.r.o.	Czech Republic	100.0	100.0
CEMEX Polska sp. Z.o.o.	Poland	100.0	100.0
CEMEX Holdings (Israel) Ltd.	Israel	100.0	100.0
CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC 10	United Arab Emirates	100.0	100.0
Neoris N.V. 11	The Netherlands	34.8	99.8
CEMEX International Trading LLC 12	United States of America	100.0	100.0
Sunbulk Shipping Limited 13	Bahamas	100.0	100.0

1	CEMEX España is the direct or indirect holding company of most of CEMEX’s international operations.
2
The interest reported excludes own shares held in CLH’s treasury. CLH, incorporated in Spain, trades its ordinary shares in the Colombian Stock Exchange under the symbol CLH, and is the indirect holding company of CEMEX’s operations in Colombia, Panama, Guatemala, Nicaragua and until August 31, 2022, operations in Costa Rica and El Salvador (note 21.4).

3	The sale of its indirect interest in CEMEX (Costa Rica), S.A. was closed on August 31, 2022.
4	Represents CEMEX Colombia, S.A.’s 99% interest and CLH´s 1% interest held indirectly through another subsidiary of CLH.
5	Represents CLH’s direct and indirect interest in ordinary and preferred shares, including own shares held in CEMEX Colombia, S.A.’s treasury.
6	Represents CLH’s 99.483% indirect interest in ordinary shares, which excludes a 0.516% interest held in Cemento Bayano, S.A.’s treasury.
7
Represents the aggregate ownership interest of CEMEX in this entity of 79.04%, which includes TCL’s 74.08% direct and indirect interest and CEMEX’s 4.96% indirect interest held through other subsidiaries.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

28)	PRINCIPAL SUBSIDIARIES — continued
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
11
On October 25, 2022, CEMEX closed the sale of a 65% indirect interest in Neoris N.V., the holding company of the entities involved in the sale of information technology solutions and services. (note 4.2).

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

F-10
6

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
CEMEX, S.A.B. de C.V.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of CEMEX, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year
period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year
period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 28, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Evaluation of the goodwill impairment analysis for certain groups of cash-generating units
As discussed in Notes 2.10 and 16.2 to the consolidated financial statements, the goodwill balance as of December 31, 2022 was $7,538 million, of which $6,176 million relate to the group of Cash-Generating Units

(CGUs) in the United States of America (USA), and $57 million to the group of CGUs in Spain. The goodwill balance represents 29% of the Company’s total consolidated assets as of December 31, 2022. During 2022, management of the Company recognized impairment of goodwill of $273 million and $92 million related to the group of CGUs in USA and Spain, respectively. Goodwill is tested for impairment upon the occurrence of internal or external indicators of impairment or at least once a year.
We have identified the evaluation of the goodwill impairment analysis for these two groups of CGUs as a critical audit matter because the estimated value in use involved a high degree of subjectivity. Specifically, the evaluation of the discount rate and the long-term growth rate used to calculate the value in use of the two groups of CGUs were challenging and changes to these assumptions had a significant impact on the value in use amount.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the goodwill impairment assessment process, including controls related to the determination of the value in use of the groups of CGUs, and the development of the long-term growth rate and discount rate assumptions. We performed sensitivity analyses over the discount rate and long-term growth rate assumptions to assess their impact on the determination of the value in use of these two groups of CGUs. We evaluated the Company’s forecasted long-term growth rates for these two groups of CGUs by comparing the growth assumptions to publicly available data. We compared the Company’s historical cash flows forecasts to actual results to assess the Company’s ability to accurately forecast. In order to assess the overall reasonableness of the resulting value in use determination, we evaluated the implied multiples of earnings resulting from the value in use determination against publicly available information of multiples of eranings in market transactions. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in: (1) Evaluating the discount rates for these two groups of CGUs, by comparing them with a discount rate range that was independently developed using publicly available data for comparable entities and to publicly available data in relation to the long-term growth rate; and (2) Developing an estimate of the value in use of the groups of CGUs using the Company’s cash flow forecasts and determining an independently developed discount rate and comparing the results of our estimates to the Company’s estimates of value in use.
Evaluation of a tax proceeding in Spain
As discussed in Notes 2.14 and 20.4 to the consolidated financial statements, the Company is involved in a significant tax proceeding in Spain related to uncertain tax treatments. The Company recognizes the effect of an uncertain tax treatment when it is probable that it would be accepted by the tax authorities. If an uncertain tax treatment is considered not probable of being accepted, the Company recognizes the effect of such uncertainties in its tax liabilities.
We have identified the evaluation of a tax proceeding in Spain and the related disclosures made as a critical audit matter because it required challenging auditor judgment and significant audit effort, due to the nature of the estimates and assumptions, including judgments about the likelihood of loss and the amounts that would be paid in the event of loss.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the evaluation of tax proceedings, including controls related to the evaluation of information from external and internal legal counsel, the determination of the likelihood of loss and the amounts that would be paid in the event of loss, as well as controls over the financial statement disclosures. We evaluated the competence and capabilities of the external legal and tax advisers and tax counsel of the Company that assessed the likelihood of loss and the estimate of the outflow of resources. Together with our tax and legal professionals with specialized skills and knowledge, we assessed the amounts disclosed by: (1) Inspecting letters received directly from the Company’s external legal and tax advisers that assessed the likelihood of loss and the amounts that would be paid in the event of loss of the tax proceeding, comparing these assessments and estimates to those made by the Company; and (2) Inspecting the latest correspondence between the Company and the various involved authorities, as applicable. We assessed that the disclosures reflect the underlying facts and circumstances of the tax proceeding.
Evaluation of certain legal proceedings
As discussed in Notes 2.12 and 25 to the consolidated financial statements, the Company is involved in legal proceedings in Colombia. The Company records provisions for legal proceedings when it is probable that an outflow of resources will be required to settle a present obligation and when the outflow can be reliably estimated. The Company discloses a contingency for legal proceedings whenever the likelihood of loss from the proceedings is considered possible or when it is considered probable but it is not possible to reliably estimate the amount of the outflow of resources.
We have identified the evaluation of certain of these legal proceedings in Colombia and the related disclosures made as a critical audit matter because the assessment required significant challenging auditor judgment and audit effort, due to the nature of the estimates and assumptions, including judgments about the likelihood of loss and the amounts that would be paid in the event of loss.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the evaluation of legal proceedings, including controls related to the evaluation of information from external and internal legal counsel, the determination of the likelihood of loss and the amounts that would be paid in the event of loss, as well as controls over the financial statement disclosures. We evaluated the competence and capabilities of the in-house
and external lawyers of the Company that assessed the likelihood of loss and the estimate of the outflow of resources. Together with our legal professionals with specialized skills and knowledge, we assessed the amounts disclosed by: (1) Inspecting letters received directly from the Company’s external lawyers that assessed the likelihood of loss and the amounts that would be paid in the event of loss of these legal proceedings and comparing these assessments and estimates to those made by the Company; and (2) Inspecting the latest correspondence between the Company and the various authorities, as applicable. We assessed that the disclosures reflect the underlying facts and circumstances of each relevant legal proceeding.
/s/ KPMG Cárdenas Dosal, S.C.
We have not been able to determine the specific year that we began serving as the Company´s auditor; however we are aware that we have served as the Company´s auditor since at least 1998.
Monterrey, Nuevo León, México
April 28, 2023

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
CEMEX, S.A.B. de C.V.:
Opinion on Internal Control Over Financial Reporting
We have audited CEMEX, S.A.B. de C.V. and
subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated April 28, 2023 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG Cárdenas Dosal, S.C.
Monterrey, Nuevo León, México
April 28, 2023