Form 20-F
period 2023-12-31
CEMEX SAB DE CV
filed 2024-04-29
CIK 1076378

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Mexico
(Address of principal executive offices)
Roger Saldaña Madero,
+52 81 8888-8888, +52 81 8888-4399,
Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, San Pedro Garza García,
Nuevo León, 66265,
Mexico
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
14,490,870,243 CPOs
29,016,656,496 Series A shares (including Series A shares underlying CPOs)
14,508,328,248 Series B shares (including Series B shares underlying CPOs)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes
☒
 No
☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes
☐
 No
☒
Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
of the Exchange Act). Yes
☐
 No
☒

INTRODUCTION

INTRODUCTION

Cemex, S.A.B. de C.V. is incorporated as a publicly traded variable stock corporation (sociedad anónima bursátil de capital variable) organized under the laws of the United Mexican States (“Mexico”). Except as the context otherwise may require, references in this annual report to “Cemex,” the “Company,” “we,” “us” or “our” refer to Cemex, S.A.B. de C.V. and its consolidated entities. See note 1 to our 2023 audited consolidated financial statements included elsewhere in this annual report.

Presentation of Financial Information

The audited consolidated financial statements of Cemex, S.A.B. de C.V. included elsewhere in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The regulations of the U.S. Securities and Exchange Commission (the “SEC”) do not require foreign private issuers that prepare their financial statements based on IFRS (as issued by the IASB) to reconcile such financial statements to United States Generally Accepted Accounting Principles (“U.S. GAAP”).

Unless otherwise indicated, references in this annual report to “$” and “Dollars” are to United States Dollars, references to “€” are to Euros, references to “£,” “Pounds Sterling” and “Pounds” are to British Pounds, and references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos. References to “billion” mean one thousand million. References in this annual report to “CPOs” are to Cemex, S.A.B. de C.V.’s Ordinary Participation Certificates (Certificados de Participación Ordinarios), each CPO represents two Series A shares (as defined below) and one Series B share (as defined below) of Cemex, S.A.B. de C.V. References to “ADSs” are to American Depositary Shares of Cemex, S.A.B. de C.V. Each ADS represents 10 CPOs.

See notes 28.4, 17.1, and 17.2 to the 2023 audited consolidated financial statements of Cemex, S.A.B. de C.V. included elsewhere in this annual report for a detailed description of our debt and other financial obligations. Total debt plus other financial obligations differs from the calculation of debt under our main unsecured credit agreements, dated as of October 29, 2021 (as last amended on October 30, 2023 and as further amended and/or restated from time to time, the “Amended 2021 Credit Agreement”); dated as of December 20, 2021 (as last amended on December 6, 2023 and as further amended and/or restated from time to time, the “Mexican Peso Banorte Agreement”); and dated as of October 7, 2022 (as amended and/or restated from time to time, the “2022 EUR Credit Agreement,” and collectively with the Amended 2021 Credit Agreement and the Mexican Peso Banorte Agreement, the “Credit Agreements”). See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness” for more information. In our 2023 audited consolidated financial statements of Cemex, S.A.B. de C.V. included elsewhere in this annual report, we refer to the Amended 2021 Credit Agreement as the 2023 Credit Agreement.

On June 5, 2023, we fully redeemed the 7.375% Dollar-denominated notes due 2027 (the “June 2027 Dollar Notes”). During 2023, the difference between the amount paid for such notes and the notional amount redeemed, net of transactional cost, generated a repurchase loss of $38 million, recognized in the income statement. During 2022, pursuant to tender offers and other market transactions, we partially repurchased different series of our notes for an aggregate notional amount of $1,172 million. The difference between the amount paid for such notes and the notional amount redeemed, net of transactional costs, generated a repurchase gain of $104 million, recognized in the income statement for the year ended December 31, 2022.

CEMEX • 2023 20-F REPORT • 1

INTRODUCTION

Under IAS 32, Financial Instruments: Presentation (“IAS 32”), we concluded that our outstanding Subordinated Notes (as defined below) represent equity instruments and are classified within controlling interest stockholders’ equity. See note 21.2 to the 2023 audited consolidated financial statements of Cemex, S.A.B. de C.V. included elsewhere in this annual report for a detailed description of the Subordinated Notes.

We also refer in various places within this annual report to non-IFRS measures, including “Operating EBITDA.” “Operating EBITDA” equals operating earnings before other expenses, net, plus depreciation and amortization expenses, as more fully explained in “Item 5—Operating and Financial Review and Prospects—Results of Operations—Selected Consolidated Financial Information.” Additionally, we refer to “Operating EBITDA Margin,” which is calculated by dividing our “Operating EBITDA” by our revenues. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for the 2023 audited consolidated financial results of Cemex, S.A.B. de C.V. prepared in accordance with IFRS as issued by the IASB.

We have approximated certain numbers in this annual report to their closest round numbers or a given number of decimal places. Due to rounding, figures shown as totals in tables may not be arithmetic aggregations of the figures preceding them.

CEMEX • 2023 20-F REPORT • 2

INTRODUCTION

Certain Technical Terms

When used in this annual report, the terms set forth below mean the following:

•	Additives refer to any material that is added to either cement/binders or concrete (primarily inorganic) to achieve a specific target.

•

Admixtures refer to any chemical product (primarily organic molecules) that is added or applied to (our core business products) cement/binders, concrete, or aggregates to achieve a targeted performance.

•

Aggregates are inert granular materials, such as stone, sand, and gravel, which are obtained from land-based sources (mainly mined from quarries) or by dredging marine deposits. They give ready-mix concrete its necessary volume and add to its overall strength. Under normal circumstances, one cubic meter of fresh concrete contains two tons of gravel and sand.

•	Portland Cement is a hydraulic binding agent that hardens even under water and which, when mixed with aggregates and water, produces ready-mix concrete.

•

Cement mill (also called “finish mill” in the United States) is a piece of equipment used to reduce the size of the materials needed for cement production, usually to microns size (1 micron is equal to 0.001 millimeters). Traditionally, cement mills have adopted the form of ball mills. Vertical roller mills, which are more effective in terms of energy consumption compared to ball mills, are being gradually introduced to our operations in the United States, Mexico, the United Kingdom, the United Arab Emirates, and other regions in which we operate.

•

Clinker is the main raw material used to produce portland cement and it is made by sintering limestone, clay, and iron oxide in a rotary kiln at around 1,450 degrees Celsius. One ton of clinker is used to make approximately 1.2 tons of gray portland cement.

•

CO2, or carbon dioxide, is a chemical compound with the chemical formula CO2. It is a greenhouse gas, which means it contributes to the warming of the Earth’s atmosphere by trapping heat that would otherwise escape into space.

•

CO2 emissions refer to the release of CO2 into the atmosphere as a result of our direct and indirect activities. These activities can include the burning of fossil fuels (such as coal, gas, and diesel), and emissions derived from the decarbonization of limestone (process emissions).

•	Fly ash is a combustion residue from coal-fired power plants with cementitious capabilities when mixed with Clinker and can be used as a supplementary cementitious material.

•

Gray Portland Cement, used for construction purposes, is a hydraulic binding agent with a traditional composition by weight of approximately 90% to 95% clinker and up to 5% of a minor component (usually calcium sulfate and limestone). Blended portland cement has lower clinker factor, usually below 90%, which results in lower CO2 emissions. Both traditional and blended portland cement, when mixed with sand, stone or other aggregates and water, produce ready-mix concrete.

•

Petroleum coke or pet coke is a by-product of the oil refining coking process that can be incorporated into the cement production process as fuel, in substitution of other primary fuels such as natural gas or coal.

•	Ready-mix concrete is a mixture of cement, aggregates, admixtures and water.

•

Ground Granulated Blast Furnace Slag is a by-product generated in blast furnaces in the iron ore purification process. When mixed with clinker, it exhibits cementitious properties and can be used as a supplementary cementitious material

•	Tons means metric tons. One metric ton equals 1.102 short tons.

CEMEX • 2023 20-F REPORT • 3

INTRODUCTION

•

Urbanization Solutions is one of our four core businesses. It is a business that complements our value offering of products and solutions, looking to connect with the broader metropolis ecosystem, address urbanization challenges, and provide means to all stakeholders in the construction value chain to enable sustainable urbanization by focusing on four market segments: performance materials, circularity, industrialized construction, and related services.

•	White cement is a specialty portland cement used primarily for decorative purposes with the same or higher performance of gray portland cement.

CEMEX • 2023 20-F REPORT • 4

PART I

PART I

Item 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

Item 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3—KEY INFORMATION

Setting the Pace

In 2023, we had a strong operational and strategic performance. We delivered strong results, substantially improved our free cash flow generation, and managed to recover from the extraordinary inflationary pressures of the last few years. Our performance is a testament to the focus and commitment of our employees worldwide. We demonstrated the effectiveness of our global business strategy with positive financial results that allow us, for now, more flexibility going forward for accelerating our bolt-on growth strategy, initiating a shareholder return program in 2024 in the form of dividends and possible repurchases of Cemex, S.A.B. de C.V. shares, and further strengthening our capital structure.

For the year ended December 31, 2023, we had revenues of $17.4 billion, demonstrating a continued improvement against our revenues for the year ended December 31, 2022. Also, during 2023, we reduced our total debt plus other financial obligations by $661 million and increased interest expenses by $45 million, as compared to 2022. Our leverage ratio, as calculated under the Credit Agreements (as defined below), reduced by 0.78x to 2.06x. As of December 31, 2023, our total debt plus other financial obligations in our statement of financial position (which does not include $2,000 million aggregate principal amount of Subordinated Notes (as defined below)) decreased to $8,164 million (principal amount $8,210 million, excluding deferred issuance costs).

Of relevance during 2023:

•

On March 14, 2023, Cemex, S.A.B. de C.V. issued $1,000 million of 9.125% subordinated notes with no fixed maturity (the “9.125% Subordinated Notes”). The 9.125% Subordinated Notes were issued under the GFF (as defined below).

•

On October 5, 2023, Cemex, S.A.B. de C.V. issued sustainability-linked long-term notes in the Mexican market (the “2023 CEBURES”) for an aggregate principal amount of Ps 6,000 million. The 2023 CEBURES consisted of two tranches: (1) the Long-Term Notes 1, for an amount of Ps 1,000 million with a 3-year tenor at a floating annual interest rate of TIIE 28 plus 0.45%, and (2) Long-Term Notes 2, for Ps 5,000 million with a 7-year tenor at a fixed annual interest rate of 11.48%. Cemex Corp., Cemex Concretos, COM and CIH (collectively, the “Refinancing Guarantors”), all of which are subsidiaries of Cemex, fully and unconditionally guarantee the performance of all obligations of Cemex, S.A.B. de C.V. under the 2023 CEBURES. The 2023 CEBURES were issued under the SLFF (as defined below). See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Indebtedness—Reopening and Placement of 2023 CEBURES.”

•

On October 30, 2023, we successfully closed the refinancing of the Amended 2021 Credit Agreement, extending the maturity to 2028. Following the refinancing, the credit facility consists of a US$1.0 billion 5-year term loan amortizing in five equal semi-annual payments starting in October 2026 and a $2.0 billion 5-year committed revolving credit facility. The credit facility, denominated exclusively in US Dollars, maintains its

CEMEX • 2023 20-F REPORT • 5

PART I

previous interest rate margin and financial covenants, consistent with an investment-grade capital structure, that allows a maximum leverage ratio of 3.75x throughout the life of the loan and a minimum interest coverage ratio of 2.75x. Cemex, S.A.B. de C.V.’s obligations thereunder are guaranteed by the Refinancing Guarantors. Debt under the Amended 2021 Credit Agreement was issued under the SLFF.

•

On December 6, 2023 we signed, and on December 13, 2023, we successfully closed, our refinancing of the Mexican Peso Banorte Agreement, extending the maturity to 2028. Following the refinancing, the credit facility consists of an Ps 6.0 billion 5-year amortizing term loan, which represents an increase of Ps 769 million from the original amount of the loan. The term loan, denominated in Mexican Pesos, has an interest rate margin dependent on leverage ratio slightly lower than that applicable prior to the refinancing. Other terms and conditions of the refinanced Mexican Peso Banorte Agreement are substantially similar to those of the Amended 2021 Credit Agreement. Cemex, S.A.B. de C.V.’s obligations are guaranteed by the Refinancing Guarantors. Debt under the refinanced Mexican Peso Banorte Agreement was issued under the SLFF.

Beyond exceptional financial results, we remain committed to health and safety and continue to have good results. In 2023, our employee Lost Time Injury (“LTI”) Frequency Rate was 0.6, with zero incidents across 96% of our global operations. We believe these results demonstrate our continuous improvement commitment is producing positive outcomes as we aim toward our Zero4Life goal.

In 2023, we also made progress in our decarbonization goals with a 4% decline in Scope 1 specific net CO2 emissions driven by an internal record alternative fuel substitution rate of 37% and a reduction in clinker factor to 72%. Since the launch of our “Future in Action” program in 2020, we have accelerated the pace of our decarbonization goals, reducing Scope 1 and Scope 2 specific emissions by 13% and 12%, respectively, a pace that, based on our estimates, previously would have taken us approximately 15 years to accomplish. Our targets are validated by the Science-Based Targets initiative (“SBTi”) for alignment under their 1.5°C scenario. We are committed to reducing the carbon footprint of our operations, and we are delivering on our 2030 commitments as we execute against our updated targets.

Building on our 2030 decarbonization targets that we revised in 2022, we also updated our Green Financing Framework (“GFF”) and our Sustainability-Linked Financing Framework (“SLFF”) to increase the amount of funding that is linked to our “Future in Action” program.

Our ability to use alternative fuels has been supported by our industry leadership in hydrogen injection technology. We continued our global rollout of this technology, which is now used in half of our cement plants. We made investments installing new hydrogen units and plan to continue scaling hydrogen use in our operations worldwide.

While we seek to lower our carbon footprint in our processes, we remain focused on creating demand for products and solutions with sustainable attributes. In September of 2023, we became the first company in our industry to provide validated environmental impact disclosure for all core products across our main markets globally. This transparency is an essential step in working alongside our clients as a sustainable construction partner to decarbonize the built environment.

Our Vertua products with sustainable attributes currently account for more than half of our total cement sales and slightly below half of total concrete sales, progressing significantly ahead of our 2025 sales goal of 50%. Vertua’s strong market adoption is contributing to sustainable construction and positioning us as a preferred partner dedicated to driving lasting change.

We believe that our global waste management business, Regenera, is key to a circular economy, leveraging our global expertise in using industrial waste and byproducts as substitutes with sustainable attributes in production

CEMEX • 2023 20-F REPORT • 6

PART I

processes. Reporting an extraordinary performance in 2023, we repurposed close to 28 million tons of waste and byproducts, which is about the same amount of waste collected across England during the year. By 2030, as of the date of December 31, 2023, we aim to increase this to 41 million tons with a focus on municipal and industrial waste; construction, demolition, and excavation waste; and other waste and industry byproducts.

We believe that to achieve carbon neutrality, it is essential to explore new technologies. Our portfolio of more than 220 projects as of year-end 2023, focused on research, innovation, and development of solutions, is designed to help us achieve our climate goals. Through Cemex Ventures, we continue to explore innovative solutions with investments in the construction value chain, as well as in companies with the objective of helping us accelerate reaching our decarbonization goals. Since its launch, Cemex Ventures has invested in 23 startups, developing a collaborative platform between entrepreneurs, universities, and private industry to address challenges in the construction environment and promote sustainable construction.

We continue to optimize water use and promote biodiversity preservation programs. Our quarries also have the potential to serve as catalysts for positive contributors to biodiversity and ecosystem preservation rather than just sites of extraction. We have planned to establish biodiversity baselines for all active quarries by 2025.

In 2023, we remained focused on empowering people, improving housing and infrastructure, building green spaces and resilient communities, and supporting local economies through skills development, entrepreneurship, and sustainability for a just transition. We are proud to rely heavily on local small and medium-sized enterprises, which make up approximately 60% of our global supplier network. In 2023, we continued setting the pace as part of the UN Global Compact’s Sustainable Supplier Impact Program where we co-led one of five pilot projects, and the only one with global outreach. Over 1,200 suppliers across five geographies participated in this five-module program, which enabled the development of sustainability strategies for over 100 construction industry suppliers. Our flagship social impact program Patrimonio Hoy turned 25 in 2023, setting the cornerstone for Cemex to build a better, more sustainable future. Patrimonio Hoy helps build resilient homes that improve living conditions for communities potentially affected by climate change and natural hazards. In recognition of its milestone, Patrimonio Hoy received a social transformation award from Corresponsables, a Spanish CSR B-Corp.

Cemex Go, our end-to-end digital platform, is also an important enabler of our transition to a lower-carbon industry by better organizing supply chains, transitioning to a paperless industry, and increasing overall efficiency in the construction sector. Cemex Go offers a digital customer experience to over 60,000 customers across 19 countries.

Furthermore, we continue to progress in our Working Smarter digital transformation initiative, through which Cemex is leveraging a combination of digital technologies, operative models and innovation from leading service suppliers in order to reshape its business management services.

We remain focused on the disciplined execution of our strategy with the expected goal of continuing to deliver sustainable growth. Our 2023 results should allow us to focus more on our bolt-on growth investment strategy, a progressive shareholder return policy, and further strengthening our capital structure. With global challenges such as climate and the construction of new supply chains, our industry is in a moment of significant transition. As the built environment evolves, we believe that Cemex is well-positioned to prosper.

CEMEX • 2023 20-F REPORT • 7

PART I

As required pursuant to the laws of Mexico, the following is a description of our debt securities listed in Mexico:

CEMEX • 2023 20-F REPORT • 8

PART I

INFORMATION ABOUT THE LONG-TERM NOTES (CERTIFICADOS BURSÁTILES A TASA VARIABLE)

(“Long-Term Notes 1”) ISSUED BY CEMEX, S.A.B. DE C.V.

AS OF DECEMBER 31, 2023

Amount of the Issuance: Ps 1,000,000,000.00 (one billion Pesos 00/100).

Name of the Issuer: Cemex, S.A.B. de C.V.

Ticker: “CEMEX 23L”

Issue Number under the Program: First Issuance.

Issue Date: October 5, 2023.

Maturity Date: October 1, 2026.

Term: 1,092 days.

Interest Rate and Interest Calculation Method: The annual gross interest rate will be calculated by adding 0.45 percentage points to the rate known as the Mexican Interbank Equilibrium Interest Rate at a 28-day term.

Interest Payment Frequency: Every 28-days starting November 2, 2023.

Place and Form of Payment of Principal and Interest: The principal and ordinary interest accrued will be paid by electronic transfer of funds to the address of S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”), or, where appropriate, at the offices of Cemex, S.A.B. de C.V.

Redemption and Early Redemption: A single payment at their nominal value or, if applicable, at their Adjusted Nominal Value (as defined in the Long-Term Notes 1).

Guarantee: The Long-Term Notes 1 will be guaranteed, initially, by the following entities (the “Long-Term Notes 1 Guarantors”): Cemex Concretos, S.A. de C.V. (“Cemex Concretos”), Cemex Corp. (“Cemex Corp”), Cemex Operaciones México, S.A. de C.V. (“COM”), and Cemex Innovation Holding Ltd. (“CIH”), but are not secured. Cemex, S.A.B. de C.V. shall have the right to release or replace any Long-Term Notes Guarantor, or add new guarantors, provided that after such release, addition or replacement takes effect, the Minimum Endorsement (as defined in the Long-Term Notes 1) is satisfied.

Rating: Standard & Poor’s, S.A. de C.V. “mxAA” (payment capacity of Cemex, S.A.B. de C.V. to satisfy its financial commitments within the obligation is very strong compared to other issuers in the domestic market). Fitch México, S.A. de C.V. “AA(mex)” (very low risk level of default compared to other issuers or obligations in the same country).

Common Representative: CIBanco, S.A., Institución de Banca Múltiple (“Cibanco”).

Depositary: Indeval.

Tax Regime: The applicable withholding rate with respect to interest paid under the Long-Term Notes 1 is subject: (i) for individuals or legal entities residing in Mexico for tax purposes, to the provisions of Articles 54, 55, 135, and other applicable laws of the current Income Tax Law; and (ii) for individuals and legal entities resident abroad for tax purposes, the provisions of Articles 153, 166, and other applicable laws of the current Income Tax Law. The current tax regime may be amended throughout the term of the Issue.

CEMEX • 2023 20-F REPORT • 9

PART I

Cemex, S.A.B. de C.V.’s policy on making decisions regarding changes of control during the term of the issue: Not applicable.

Cemex, S.A.B. de C.V.’s policy on making decisions regarding corporate restructurings, including acquisitions, mergers and spin-offs during the term of the issue: Cemex, S.A.B. de C.V. and the Long-Term Notes 1 Guarantors cannot merge, unless: (i) the merged or acquiring company assumes the obligations of the Issuer or the Guarantor, as appropriate, under the Long-Term Notes 1, (ii) a Cause of Early Termination (as defined in the Long-Term Notes 1) does not occur under the Long-Term Notes 1 as a result of the merger or transfer, and (iii) the merged or acquiring company delivers to the Common Representative (as defined in the Long-Term Notes 1) a legal opinion stating that said merger or transfer complies with (i) and (ii) above.

Cemex, S.A.B. de C.V.’s policy on making decisions on the sale or creation of encumbrances on essential assets, specifying what such concept will include during the term of the issue: According to the provisions of the Long-Term Notes 1, Cemex, S.A.B. de C.V. shall not permit the constitution of any encumbrance on its assets, except (i) for Permitted Encumbrances (as defined in the Long-Term Notes 1), or (ii) where the Issuer’s obligations under the Long-Term Notes 1 are simultaneously guaranteed.

CEMEX • 2023 20-F REPORT • 10

PART I

INFORMATION ABOUT THE LONG-TERM NOTES (CERTIFICADOS BURSÁTILES A TASA FIJA)

(“Long-Term Notes 2”) ISSUED BY CEMEX, S.A.B. DE C.V.

AS OF DECEMBER 31, 2023

Amount of the Issuance: Ps 5,000,000,000.00 (five billion Pesos 00/100).

Name of the Issuer: Cemex, S.A.B. de C.V.

Ticker: “CEMEX 23-2L”

Issue Number under the Program: Second Issuance.

Issue Date: October 5, 2023.

Maturity Date: September 26, 2030.

Term: 2,548 days.

Interest Rate and Interest Calculation Method: Annual gross interest of 11.48%, which will remain fixed during the term of the Issue, except in the event that such rate is substituted by the Adjusted Gross Annual Interest Rate (as defined in the Long-Term Notes 2).

Interest Payment Frequency: Every 182 days starting April 4, 2024.

Place and Form of Payment of Principal and Interest: The principal and ordinary interest accrued will be paid by electronic transfer of funds to the address of Indeval, or, where appropriate, at the offices of Cemex, S.A.B. de C.V.

Redemption and Early Redemption: A single payment at their nominal value or, if applicable, at their Adjusted Nominal Value (as defined in the Long-Term Notes 2).

Guarantee: The Long-Term Notes will be guaranteed, initially, by Long-Term Notes 1 Guarantors, but are not secured. The Issuer shall have the right to release or replace any Long-Term Note 1 Guarantor, or add new guarantors, provided that after such release, addition or replacement takes effect, the Minimum Endorsement (as defined in the Long-Term Notes 2) is satisfied.

Rating: Standard & Poor’s, S.A. de C.V. “mxAA” (payment capacity of the Cemex, S.A.B. de C.V. to satisfy its financial commitments within the obligation is very strong compared to other issuers in the domestic market). Fitch México, S.A. de C.V. “AA(mex)” (very low risk level of default compared to other issuers or obligations in the same country).

Common Representative: Cibanco.

Depositary: Indeval.

Tax Regime: The applicable withholding rate with respect to interest paid under the Long-Term Notes 2 is subject: (i) for individuals or legal entities residing in Mexico for tax purposes, to the provisions of Articles 54, 55, 135, and other applicable laws of the current Income Tax Law; and (ii) for individuals and legal entities resident abroad for tax purposes, the provisions of Articles 153, 166, and other applicable laws of the current Income Tax Law. The current tax regime may be amended throughout the term of the Issue.

CEMEX • 2023 20-F REPORT • 11

PART I

Cemex, S.A.B. de C.V.’s policy on making decisions regarding changes of control during the term of the issue: Not applicable.

Cemex, S.A.B. de C.V.’s policy on making decisions regarding corporate restructurings, including acquisitions, mergers and spin-offs during the term of the issue: Cemex, S.A.B. de C.V. and the Long-Term Notes 1 Guarantors cannot merge, unless: (i) the merged or acquiring company assumes the obligations of Cemex, S.A.B. de C.V. or the Long-Term Notes 1 Guarantor, as appropriate, under the Long-Term Notes 2, (ii) a Cause of Early Termination (as defined in the Long-Term Notes 2) does not occur under the Long-Term Notes 2 as a result of the merger or transfer, and (iii) the merged or acquiring company delivers to the Common Representative (as defined in the Long-Term Notes 2) a legal opinion stating that said merger or transfer complies with (i) and (ii) above.

Cemex, S.A.B. de C.V.’s policy on making decisions on the sale or creation of encumbrances on essential assets, specifying what such concept will include during the term of the issue: According to the set forth on the Long-Term Notes 2, Cemex, S.A.B. de C.V. shall not permit the constitution of any encumbrance on its assets, except (i) for Permitted Encumbrances (as defined in the Long-Term Notes 2), or (ii) where the Issuer’s obligations under the Long-Term Notes 2 are simultaneously guaranteed.

CEMEX • 2023 20-F REPORT • 12

PART I

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

•

ADS holders may only indirectly vote the Series B shares represented by the CPOs deposited with the ADS depositary through the ADS depositary and are not entitled to vote the Series A shares represented by the CPOs deposited with the ADS depositary or to attend shareholders’ meetings.

•

Corporate rights may not be available to any person that acquires 2% or more of Cemex, S.A.B. de C.V.’s shares with voting rights without the previous approval of Cemex, S.A.B. de C.V.’s Board of Directors.

•	Preemptive rights generally available under Mexican law may be unavailable to ADS holders.

•	The protections afforded to shareholders in Mexico are different from those in other countries and may be more difficult to enforce.

Risks Relating to Our Business and Operations

•

Economic conditions globally, including the protracted period of high inflation and elevated interest rates, particularly in countries where we operate, have affected and may continue to adversely affect our business, financial condition, liquidity, and results of operations.

•

Political, social, and geopolitical events, changes in public policies and other risks in some of the countries where we operate, which are inherent to the operations of an international company, could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

•	The escalation of a geopolitical conflict may have a material adverse effect on our business, financial condition, liquidity, and results of operation.

•	Potential political, economic, and military instability in Israel could adversely affect our operations.

•

Complications in relationships with local communities and different stakeholder perspectives could lead to social actions against our industry or company, including legal actions, on-the-ground protests, attacks on our assets or facilities, negative media campaigns, strikes, and social unrest. All these events could disrupt our operations, affect our capacity to serve our clients, damage our assets and/or reputation and may materially and adversely affect our business continuity, reputation, liquidity, and results of operations.

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

CEMEX • 2023 20-F REPORT • 13

PART I

•	High energy and fuel costs have had and may continue to have a material adverse effect on our operating results.

•

We are increasingly dependent on information technology and our systems and infrastructure, as well as those provided by third-party service providers, face certain risks, including cyber-security risks.

•

The development and adoption of artificial intelligence, including generative artificial intelligence, and its use by us or use or misuse by third parties, may increase the financial and operational risks or create new financial or operational risks that we are not currently anticipating.

•

We may not be able to realize the expected benefits from our portfolio rebalancing or any divestments, acquisitions, or joint ventures, some of which may have a material impact on our business, financial condition, liquidity, and results of operations. Any failure to realize expected benefits from the bolt-on acquisitions of our business strategy heightens this risk.

•

We have adopted a sustainability strategy we consider to be ambitious. Our sustainability strategy includes achieving the targets of our “Future in Action” program and some of these targets are replicated as key performance indicators in our sustainability-linked financing arrangements. Failure to reach these goals may expose us to certain risks that could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

•

A substantial amount of our total assets consists of intangible assets, including goodwill. We have recognized charges for goodwill impairment in the past, nevertheless no goodwill impairment was recognized in 2023, but if market or industry conditions deteriorate in the future, additional impairment charges may be recognized.

•	The failure of any bank in which we deposit our funds could have an adverse effect on our financial condition.

•	Activities in our business can be hazardous and can cause injury to people or damage to property in certain circumstances.

•

The introduction of or failure to introduce substitutes or alternative forms of cement, ready-mix concrete, or aggregates into the market and the development of or failure to develop new construction techniques and technologies could have a material adverse effect on our business, financial condition, liquidity, and results of operations and could have an impact in our sustainability targets.

•

We operate in highly competitive markets with numerous players employing different competitive strategies and if we do not compete effectively, our revenues, market share, and results of operations may be affected.

•

We may fail to secure certain materials required to run our business, or could secure them at higher prices, which could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

•

Our operations and ability to source products and materials can be affected by adverse weather conditions, hydrometeorological and geological hazards such as hurricanes, flash floods, earthquakes, and/or natural disasters, including climate change, which could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

•	We could be adversely affected by any significant or prolonged disruption to our production facilities.

•	Our insurance coverage may not cover all the risks to which we may be exposed or may cover them to an amount that may not be sufficient to satisfy our requirements.

•

Our success depends largely on the strategic vision and actions of Cemex, S.A.B. de C.V.’s Board of Directors and on key members of our executive management team and the availability of a specialized workforce.

•	Future pandemics and epidemics, such as the COVID-19 pandemic, could materially adversely affect our financial condition and results of operations.

Risks Relating to Our Indebtedness and Certain Other Obligations

•

The Credit Agreements, the indentures governing our outstanding 3.125% Euro-denominated notes due 2026 (the “March 2026 Euro Notes”), 5.450% Dollar denominated notes due 2029 (the “November 2029 Dollar Notes”),

CEMEX • 2023 20-F REPORT • 14

PART I

5.200% Dollar denominated notes due 2030 (the “September 2030 Dollar Notes”), 3.875% Dollar denominated notes due 2031 (the “July 2031 Dollar Notes”), and the 2023 CEBURES (collectively, the “Notes”), and our other debt agreements and/or instruments contain several restrictions and covenants. Our failure to comply with such restrictions and covenants or any inability to capitalize on business opportunities or refinance our debt resulting from them could have a material adverse effect on our business and financial conditions.

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

•

We have to service part of our debt and other financial obligations denominated in Dollars and Euros with revenues generated in Mexican Pesos or other currencies, as we do not generate sufficient revenue in Dollars and Euros from our operations to service all our debt and other financial obligations denominated in Dollars and Euros. This could adversely affect our ability to service our obligations in the event of a devaluation of the Mexican Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar and Euro. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Dollar (our reporting currency) vis-à-vis the Mexican Peso and other significant currencies within our operations.

•	Increases in liabilities related to our pension plans could adversely affect our results of operations.

•	Our use of derivative financial instruments could negatively affect our net income and liquidity, especially in volatile and uncertain markets.

Risks Relating to Regulatory and Legal Matters

•

We are subject to the laws and regulations of the countries where we operate and do business. Non-compliance with any material changes in such laws and regulations and/or any significant delays in assessing the impact and/or adapting to such changes in laws and regulations may have a material adverse effect on our business, financial condition, liquidity, and results of operations.

•

We or our third-party providers may fail to maintain, obtain, or renew, or may experience material delays in obtaining, requisite governmental or other approvals, licenses, and permits for the conduct of our or their business.

•

We are subject to litigation proceedings, including, but not limited to, government investigations relating to corruption, antitrust, and other proceedings that could harm our business and our reputation.

•

We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust, anti-boycott, economic sanctions, trade embargoes, export control and human rights laws and regulations in the countries in which we operate and do business, a considerable number of which countries are considered high and medium risk countries for purposes of corruption, money laundering and other matters. Any violation of any such laws or regulations could have a material adverse impact on our reputation, results of operations, and financial condition, as well as harm our reputation.

CEMEX • 2023 20-F REPORT • 15

PART I

•	Certain tax matters have had and may have a material adverse effect on our cash flow, financial condition, and net income, as well as on our reputation.

•	Our operations are subject to environmental laws and regulations, including new and proposed reporting requirements, that are or could become, as they become effective, increasingly stringent.

•	It may be difficult to enforce civil liabilities against us or the members of Cemex, S.A.B. de C.V.’s Board of Directors, our senior management, and controlling persons.

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

ADS holders may only indirectly vote the Series B shares represented by the CPOs deposited with the ADS depositary through the ADS depositary and are not entitled to vote the Series A shares represented by the CPOs deposited with the ADS depositary or to attend shareholders’ meetings.

Any person acquiring ADSs should be aware of the terms of the ADSs, the corresponding deposit agreement pursuant to which the ADSs are issued (the “Deposit Agreement”), the CPO Trust (as defined in the Deposit Agreement) and Cemex, S.A.B. de C.V.’s by-laws. Under such terms, in relation to shareholders’ meetings of Cemex, S.A.B. de C.V., a holder of an ADS has the right to instruct the ADS depositary to exercise voting rights only with respect to Series B shares represented by the CPOs deposited with the depositary, but not with respect to the Series A shares represented by the CPOs deposited with the depositary. ADS holders will not be able to directly exercise their right to vote unless they withdraw the CPOs underlying their ADSs (and, in the case of non-Mexican holders, even if they do so, they may not vote the Series A shares represented by the CPOs) and may not receive voting materials in time to ensure that they are able to instruct the depositary to vote the CPOs underlying their ADSs or receive sufficient notice of a shareholders’ meeting of Cemex, S.A.B. de C.V. to permit them to withdraw their CPOs to allow them to cast their vote with respect to any specific matter. Holders of ADSs will not have the right to instruct the ADS depositary as to the exercise of voting rights in respect of Series A shares underlying CPOs held in the CPO Trust. Under the terms of the CPO Trust, Series A shares underlying CPOs held by non-Mexican nationals, including all Series A shares underlying CPOs represented by ADSs, will be voted by the Trustee (as defined in the Deposit Agreement), according to the majority of all Series A shares held by Mexican nationals and Series B shares voted at a shareholders meeting of Cemex, S.A.B. de C.V. In addition, the depositary and its agents may not be able to send out voting instructions on time or carry them out in the manner an ADS holder has instructed. As a result, ADS holders may not be able to exercise their right to vote and they may lack recourse if the CPOs underlying their ADSs are not

CEMEX • 2023 20-F REPORT • 16

PART I

voted as they requested. ADS holders will also not be permitted to vote the CPOs underlying the ADSs directly at a shareholders’ meeting of Cemex, S.A.B. de C.V. or to appoint a proxy to do so without withdrawing the CPOs. If the ADS depositary does not receive voting instructions from a holder of ADSs in a timely manner such holder will nevertheless be treated as having instructed the ADS depositary to give a proxy to a person Cemex, S.A.B. de C.V. designates, or at Cemex, S.A.B. de C.V.’s request, the corresponding CPO trust’s technical committee designates, to vote the Series B shares underlying the CPOs represented by the ADSs in his/her discretion. The ADS depositary or the custodian for the CPOs on deposit may represent the CPOs at any meeting of holders of CPOs of Cemex, S.A.B. de C.V. even if no voting instructions have been received. The CPO trustee may represent the Series A shares and the Series B shares represented by the CPOs at any meeting of holders of Series A shares or Series B shares of Cemex, S.A.B. de C.V. even if no voting instructions have been received. By so attending, the ADS depositary, the custodian or the CPO trustee, as applicable, may contribute to the establishment of a quorum at a meeting of holders of CPOs, Series A shares or Series B shares, as appropriate. In addition, even though every shareholder of Cemex, S.A.B. de C.V. is entitled to attend shareholders’ meetings pursuant to Cemex, S.A.B. de C.V.’s bylaws and Mexican law, ADS holders are generally not able to attend shareholders’ meetings because they are not the registered holders of the CPOs underlying the ADSs they hold; and, consequently, they are generally unable to satisfy the procedural requirements to attend a shareholders’ meeting pursuant to Cemex, S.A.B. de C.V.’s bylaws and the CPO Trust. Generally, as only registered holders of CPOs are able to satisfy the requirements to attend a shareholders’ meeting of Cemex, S.A.B. de C.V. pursuant to Cemex, S.A.B. de C.V.’s bylaws and the CPO Trust, only the ADS depositary (as the registered holder of the CPOs underlying ADSs) or the CPO trustee (at the direction of the ADS depositary) will be able to satisfy such requirements and attend shareholders’ meetings of Cemex, S.A.B. de C.V. to represent the CPOs underlying ADSs at a shareholders’ meeting of Cemex, S.A.B. de C.V.

Corporate rights may not be available to any person that acquires 2% or more of Cemex, S.A.B. de C.V.’s shares with voting rights without the previous approval of Cemex, S.A.B. de C.V.’s Board of Directors.

Cemex, S.A.B. de C.V.’s by-laws provide that its Board of Directors must authorize in advance any transfer of voting shares of its capital stock that would result in any person, or group acting in concert, becoming a holder of 2% or more of Cemex, S.A.B. de C.V.’s shares with voting rights. In the event this requirement is not met, the persons acquiring such shares will not be entitled to any corporate rights with respect to such shares, such shares will not be taken into account for purposes of determining a quorum for shareholders’ meetings, Cemex, S.A.B. de C.V. will not record such persons as holders of such shares in its share registry and the registry undertaken by Indeval (as defined below) shall not have any effect. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

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

CEMEX • 2023 20-F REPORT • 17

PART I

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

Under Mexican law, the protections afforded to shareholders are different from those in the United States and countries in continental Europe. In particular, the legal framework and case law pertaining to directors’ duties and disputes between shareholders and us, the members of Cemex, S.A.B. de C.V.’s Board of Directors or our officers are less protective of shareholders under Mexican law than under U.S. and continental European law. Mexican law only permits shareholder derivative suits (i.e., suits for our benefit as opposed to the direct benefit of our shareholders) and there are procedural requirements for bringing shareholder derivative lawsuits, such as minimum holdings, which differ from those in effect in other jurisdictions. There is also a substantially less active plaintiffs’ bar dedicated to the enforcement of shareholders’ rights in Mexico than in the United States or Europe. As a result, in practice it may be more difficult for our shareholders to initiate an action against us or our directors or officers or obtain direct remedies than it would be for shareholders of a U.S. or European company.

Risks Relating to Our Business and Operations

Economic conditions globally, including the protracted period of high inflation and elevated interest rates, particularly in countries where we operate, have affected and may continue to adversely affect our business, financial condition, liquidity, and results of operations.

The economic conditions in some of the countries where we operate have had and may continue to have a material adverse effect on our business, financial condition, liquidity, and results of operations worldwide. Our results of operations are highly dependent on the results of our operating subsidiaries worldwide, including those in (i) the United States, (ii) Mexico, (iii) Europe, the Middle East, Africa, and Asia (“EMEAA”), and (iv) South America, Central America, and the Caribbean (“SCA&C”). See “Item 4—Information on the Company—Business Overview” for more information. Demand for our products, our production levels, and our general financial and operating results are highly dependent on overall economic conditions.

For a geographic breakdown of our external revenues for the year ended December 31, 2023, see “Item 4—Information on the Company—Geographic Breakdown of External Revenues by Reportable Segment for the Year Ended December 31, 2023.”

As of the date of this annual report, we believe that the main risk factors for the global economy and the countries where we operate include, but are not limited to: (i) persistently high inflation, which may result in an extended period of high real interest rates and overall restrictive financial conditions, a deterioration in the purchasing power of consumers, businesses, and other economic agents, lower economic growth, and higher odds of an economic recession; (ii) a more-pronounced-than-expected cyclical downturn, even in the absence of further inflationary pressures, reflecting among other potential triggers, delayed effects of restrictive monetary policies across countries; (iii) the possibility of widespread financial market distress and elevated volatility in relation to the prolonged period of high interest rates, among other possible causes; (iv) external, fiscal, debt, and other types of imbalances at the country level, including in the United States and Europe, which often have unfavorable economic and financial implications domestically and overseas; (v) the expansion or intensification of geopolitical conflicts, including but not limited to the war between Russia and Ukraine, and the current ongoing conflicts in the Middle East, including the

CEMEX • 2023 20-F REPORT • 18

PART I

possible fragmentation in international relations and the escalation of armed hostilities that may disrupt trade and economic activity; (vi) weather abnormalities and adverse climate shocks that may impair production, trade, and overall economic activity, as well as result in price fluctuations of energy and other production inputs; (vii) a worsening of China’s economic performance, which may put downward pressure on global trade, have negative spillovers on China’s economic partners and/or the global economy at large, and/or result in financial sector volatility; (viii) heightened domestic policy uncertainty in several economies, relating, among other potential factors, to the celebration of political elections, which are expected to take place in many of the countries in which we operate; (ix) social protests and generalized civil unrest deriving from popular perceptions of mishandling of geopolitical conflicts, climate-related issues, alleged social injustices, among other events of a global or regionwide reach; (x) an increase in the frequency, intensity, and overall destructiveness of cyberattacks involving critical infrastructure of a physical, social, digital, or other nature, which could disrupt governments, industries, communities, and individual businesses; (xi) factors that could afflict the performance of the financial sector, including inappropriate risk monitoring or improper regulation of financial entities and the rapid and unchecked growth of crypto assets.

In 2023, inflation decreased from its peak in 2022, reflecting the alleviation of input shortages, mitigated labor constraints, the stabilization of commodity prices, and the gradual tightening of monetary policies across countries, a process that generally began in 2022. Towards mid-2023, the slowdown in inflation prompted central banks to moderate the pace of interest rate hikes and eventually halt the process of monetary tightening.

In some cases, central banks even began to cut interest rates, particularly in emerging market countries. In this context, while the process of disinflation continues and on average inflation is expected to be lower in 2024 than in 2023, upside risks remain. Among the main factors that could result in renewed inflationary pressures are: (i) shocks to global goods logistics and supply chains, which could arise due to geopolitical, weather-related, and other types of events; (ii) energy and food market price surges, also triggered potentially by several distinct elements, such as the war between Russia and Ukraine, present conflicts in the Middle East or “El Niño” weather disruptions; (iii) general weakening of local currencies against the U.S. dollar, due to divergence in monetary policy paths or “flight to safety” episodes afflicting capital markets; and (iv) an early loosening of financial conditions in the context of still-high inflation, especially in an environment where labor markets in several countries remain tight and wage growth keeps on fueling demand-side pressures.

High inflation can deteriorate economic conditions in the countries where we operate and has caused and may continue to cause a rise in the costs of manufacturing our products, as well as an increase in related expenses, such as freight related expenses. Furthermore, thus there is no assurance that any of our operations, especially those that have historically not experienced inflationary pressures like in the United States and Europe, would be well-prepared to cope with inflationary pressures. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—High energy and fuel costs have had and may continue to have a material adverse effect on our operating results” for information on how energy and fuel costs affect the costs of manufacturing our products and related expenses.

Central banks, as they try to anchor inflation expectations, might have to keep interest rates high enough to maintain financial conditions restrictive, which would likely keep financing costs elevated and could hinder the supply of credit, and more generally impede a rebound in economic activity. The evolution of monetary policy in advanced economies such as the United States and Europe is especially relevant to our business, given their outsized weight in the global economy and our portfolios, but also because of potential spillovers that a downturn of economic activity in such countries could have in other geographies that are very relevant for our business, such as Mexico. Persistently restrictive levels of financing conditions could also trigger widespread financial market distress in both advanced and emerging economies, especially in cases where sovereigns and/or corporates are overleveraged, as is the case in some of the countries where we have operations. Tight conditions would also be very relevant for countries attempting

CEMEX • 2023 20-F REPORT • 19

PART I

to consolidate their public finances, such as those in the European Union, after a protracted period of government stimulus programs due to the effects of the COVID-19 pandemic, the war between Russia and Ukraine, and the significant inflation bout observed from 2021 to 2022. Persistently elevated interest rates could thus translate into high financing costs and disruptions in countries’ budgeting processes, resulting in an overall hindrance to economic growth and favorable business conditions.

Emerging markets and developing economies with significant foreign-currency denominated debt and financing needs could be particularly exposed and affected from the resulting effects of an environment of sustainedly high interest rates in advanced economies, as they could see capital outflows, exchange rate volatility, unfavorable shifts in investor sentiment and increasing borrowing costs, all of which could lead to adverse growth outcomes. Similarly, large-scale corporate debt defaults or restricting could reverberate widely. A substantial portion of our operations are located in developing countries, which tend to have relatively more volatile currencies and, in the past, have gone through episodes of capital outflows under such circumstances. In the event that one or more of these risks materialize, there could be material adverse effect on our business, financial condition, liquidity, and results of operations, particularly if exchange rate fluctuations result in lower revenues and/or more limited available resources in local currencies (through the impact of lower real demand, an increase in expenditures due to the weakening of the local currency, among others), which could in turn limit our ability to make necessary expenditures and investments, as well as curb our capacity to serve our debt and other obligations. See “Item 4—Information on the Company—Geographic Breakdown of External Revenues by Reportable Segment for the Year Ended December 31, 2023” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness.”

Social unrest and generalized protests could also disrupt our business, particularly in the context of high inflation, high interest rates, low economic growth, and more generally in countries where macroeconomic, geopolitics, and political developments, including elections, have negatively impacted the countries in which these events occur.

Climate change, which has entailed more frequent and intense weather-related events, already has had visible impacts on countries, businesses, and households, with effects beyond the regions where disasters strike. Cross-border migration pressures, financial stresses (including among creditors and insurers in countries not directly impacted by a given event), and health care burdens may arise, with implications that persist long after the events occur. Weather-related events may pose further challenges to the capacity and ability of individual and collective economies to grow.

As of the date of this annual report, apart from the risks mentioned above, the Mexican economy faces other risks in the short term including, but not limited to: (i) a more-pronounced-than-expected economic downturn in the United States; (ii) issues related to the 2024 electoral process in the United States, including uncertainties around its final outcome, as well as the elected candidate’s views on United States-Mexico relations on trade, migration, security, and a number of other topics; (iii) deviations in the implementation of Mexico’s public budget as approved by the Mexican congress in November of 2023; (iv) any issues related to the 2024 electoral process in Mexico, including uncertainties around its final outcome and statements made by public authorities or any of the candidates that could result in potential changes in the country’s economic policies; (v) higher domestic uncertainty around economic policy and the rule of law arising from the announcement of changes to the existing legal and constitutional framework, potential modifications to prevalent government, administrative, political, industry, business, or social structures, or other such causes; (vi) changes in the public perception of Mexico’s capacity to welcome and retain investments, including those related to the ongoing process of supply chain relocation or “nearshoring”; (vii) sudden or large fluctuations in the value of Mexican peso vis-à-vis major currencies; and (viii) additional strains in the operation and/or finances of Petróleos Mexicanos (“PEMEX”), which could result in its need of further capital requirements that could in turn adversely impact the sovereign’s fiscal stance and debt ratings.

In general, demand for our products and services is strongly related to construction activity, as well as private and public infrastructure spending in the countries where we operate. Declines in the construction industry are usually

CEMEX • 2023 20-F REPORT • 20

PART I

correlated with deteriorations of general economic conditions. Countries grappling with observed or expected adverse economic effects may delay or cancel infrastructure, housing, commercial, and industrial projects, all of which would imply a reduction in demand for our products and services and hence a material adverse effect on our business, financial condition, liquidity, and results of operations could be adversely affected.

Political, social, and geopolitical events, changes in public policies and other risks in some of the countries where we operate, which are inherent to the operations of an international company, could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

As of December 31, 2023, our operations were mostly in Mexico, the United States, certain countries in the EMEAA region and the SCA&C region (as described in “Item 4—Information on the Company—Business Overview”). For a geographic breakdown of our external revenues for the year ended December 31, 2023, see “Item 4—Information on the Company—Geographic Breakdown of External Revenues by Reportable Segment for the Year Ended December 31, 2023.”

We are exposed to the circumstances prevalent in the countries in which we market our products and services. Like other companies with international operations, political, economic, geopolitical, or social developments in the countries where we operate or elsewhere, such as elections, new governments, changes in public policy, economic circumstances, laws and/or regulations, trade policies, political agreements or disagreements, civil disturbances, and a rise in violence or the perception of violence, could have a material adverse effect in the countries where we operate or on the global financial markets, and in turn on our business, financial condition, liquidity, and results of operations.

Presidential, legislative, state, and/or local elections took place in 2023 in several of the countries where we operate, including Mexico, Colombia, Spain, Poland, Egypt, and Guatemala. In 2024, Mexico and the United States, two of our most important markets, will hold presidential elections, and there are general elections in some other markets, including Panama, Dominican Republic, Croatia, and the United Kingdom In addition, the EU Parliament will face elections to renew its members. Future snap elections cannot be discarded. A change in federal or national government and the political party in control of the legislature in any of these countries could result in changes to the countries’ economic, political, or social conditions, and in changes to laws, regulations, and public policies, which may contribute to economic uncertainty or adverse business conditions and could also materially impact our business, financial condition, liquidity, and results of operations. Similarly, if no political party wins a clear majority in the legislative bodies of these countries, legislative gridlock and political and economic uncertainty may continue or result.

In Mexico, 2024 will be marked by the presidential, state, and local elections as the country faces the biggest election in its history due to the number of posts that will be contested. During the current administration, several laws, policies, and regulations, as well as certain legislative proposals, have differed from those in effect in previous administrations and there is no certainty that such policies will be given continuity by any incoming administration. Additionally, emission caps per industrial sector in line with Mexico’s greenhouse gas emissions reduction targets are expected to come into effect in 2024. Furthermore, an increase of “green” taxes in states where we operate has come into effect or is expected. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico” and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico” for a description of such changes in the laws and regulations governing the energy, electricity, and hydrocarbons sectors which have been enacted, have undergone or are undergoing constitutional challenges, as well as a description of “green” taxes and potential emission caps regulations in Mexico. We are not certain if any such laws and regulations undergoing constitutional challenges will prevail. These and any other policies, laws and regulations which are further adopted could result in a deterioration of investment sentiment, political and economic

CEMEX • 2023 20-F REPORT • 21

PART I

uncertainty, and increased costs for our business, which may in turn have a material adverse effect on our business, financial condition, liquidity, and results of operations.

In the United States, the 2023 off-year elections did not result in any changes to the controlling political party in the United States Congress. However, the 2024 U.S. presidential and legislative elections could result in changes to the controlling political party in the Executive Branch and/or Congress and, in turn, may result in potential changes to, and delays in, the U.S. federal government’s policy priorities and legislative endeavors. The new administration could impose regulations and/or taxes reaching further than those currently in effect. We are not certain if any such regulations and/or taxes will be imposed or not and, in the event they are imposed, whether any costs and expenses incurred to comply with such regulations and/or taxes would have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Our operations in Egypt and Israel have experienced disruption because of, among other things, political instability, civil unrest, terrorism, extremism, deterioration of general diplomatic relations, and changes in the geopolitical dynamics in the region. There can be no assurances that political turbulence in Israel, Egypt, Iran, Iraq, Syria, Libya, Yemen, and other countries in Africa, the Middle East, and Asia will abate in the future or that neighboring countries (e.g., the United Arab Emirates (“UAE”)) will not be drawn further into conflict or experience instability. In addition, some of our operations are or may be subject to political risks, such as confiscation, expropriation, and/or nationalization, as for example was the case of our past operations in Venezuela and is currently the case in Egypt. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Egypt Share Purchase Agreement.”

Further geopolitical challenges, such as the conflict between the United States and China, could cause important disruptions in the global economic, financial markets, and trade dynamics, which could impact the markets in which we operate and materially and adversely affect our business, financial condition, liquidity, and results of operations.

See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—The escalation of a geopolitical conflict may have a material adverse effect on our business, financial condition, liquidity, and results of operation” for information on how the war between Russia and Ukraine, the war in the Middle East involving Israel, and ongoing disputes in Asia may affect our business, financial condition, liquidity, and results of operations.

In Latin America, discontent with politicians, corruption, poverty, and inequality have been cause for numerous protests and general social unrest. Protests have sparked throughout the region in countries such as Colombia, Guatemala, Panama, among others. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—Different stakeholder perspectives could lead to social actions against our industry or company including on-the-ground protests, attacks on our assets or facilities, negative media campaigns, strikes, and social unrest. All these events could disrupt our operations, affect our capacity to serve our clients, and damage our assets and/or reputation” for more information on how social protests may affect our operations. Furthermore, the region continues to be affected by Venezuela’s economic and political crisis, which has had a major impact on the regional economy and poses an important economic, social and security risk.

Social activism related to discontent with ruling governments and the economic and social conditions of the countries where we operate is another source of business disruption. Social protests and strikes risk, especially when they take longer than expected, could have a negative impact on our business continuity and capacity to serve our clients.

There have also been terrorist attacks and ongoing threats of future terrorist attacks in countries in which we operate. We cannot assure you that there will not be new attacks or threats that will cause any damage to our operating units and facilities or locations, or harm any of our employees, including members of Cemex, S.A.B. de C.V.’s Board of Directors or senior management, or lead to an economic contraction, financial markets volatility, or erection of

CEMEX • 2023 20-F REPORT • 22

PART I

material barriers to trade in any of our markets. An economic contraction in any of the markets where we operate could affect domestic demand for our products, which could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

As part of our risk governance approach, from time to time we evaluate the need to address the financial consequences of political or social risk through the purchase of insurance. As a result, we purchase certain types of political risk insurance policies for selected countries where we operate, and which are exposed to political turmoil, geopolitical issues or political uncertainty. These insurance policies are designed to offer some assistance to our financial flexibility to the extent that the specifics of a political incident could give rise to a financial liability. However, we cannot assure you that a given social or political event and possible changes in government policies will be covered by the political risk insurance policies we have in place, or that the amount of such insurance will be sufficient to offset the liability arising from any such events. Any such liability could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

These and other political, economic, social and geopolitical issues have the potential to impact the global economy, financial markets, and the overall stability of the countries and regions in which we operate and, in turn, could materially and adversely impact our business, financial condition, liquidity, and results of operations.

The escalation of a geopolitical conflict may have a material adverse effect on our business, financial condition, liquidity, and results of operation.

Global markets have experienced and are experiencing volatility and disruption due to geopolitical tensions, including Russia’s war with Ukraine, the war in the Middle East involving Israel, and ongoing disputes in Asia.

In February 2022, Russia launched a full-scale military invasion of Ukraine. Although the length and impact of the ongoing military conflict is unpredictable, the conflict in Ukraine has created and could lead to further market disruptions, including significant volatility in commodity prices, credit, and capital markets. After more than two years of conflict, hostilities continue to occur between Russia and Ukraine. As of the date of this annual report, comprehensive sanctions for Russian entities and officials have been enacted by the United States, the European Union (the “EU”), the United Kingdom, Switzerland, Japan, France, New Zealand, Australia, Canada, Germany and Poland, among others, mainly against Russia and Russian individuals and companies, including agreements to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. A peaceful resolution to this war is not expected to occur during 2024. Increased tensions could pose the risk of military action expanding to and/or mobilization by other countries in Europe.

Our operations in Egypt and Israel are exposed to the geopolitical tensions and conflicts in the Middle East, specifically the war involving Israel. Increased tensions in the Middle East could pose the risk of full military action, including beyond Israel and the Gaza Strip, which may disrupt our supply chain and operations or otherwise adversely affect our business, financial condition, liquidity, and results of operations. See “Item 3-Risk Factors-Risks Relating to Our Business and Operations-Potential political, economic and military instability in Israel could adversely affect our operations.”

In Asia, ongoing disputes between North and South Korea, as well as territorial disputes among several Southeast Asian countries and China in the South China Sea continue to be a cause for social, economic, and political uncertainty and instability in the region. A major outbreak of hostilities or political upheaval in China, Hong Kong, Taiwan, North Korea, South Korea, or any other Asian nation could adversely affect the global economy, which could have a material adverse effect on our business, financial condition, liquidity, or results of operations.

If these conflicts further escalate, they could continue having a negative impact on the geopolitics and economy of their regions, which in turn could materially adversely affect our operations, financial condition, liquidity, and results of

CEMEX • 2023 20-F REPORT • 23

PART I

operations. These conflicts could have further global economic consequences, including, but not limited to, the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, scarcity in certain raw materials and products, declines in economic growth, increases in inflation rates, volatility on energy price and availability, and uncertainty about economic and political stability. Any of the foregoing consequences, including those we cannot yet predict, may have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Potential political, economic, and military instability in Israel could adversely affect our operations.

We have significant operations in Israel and Egypt. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our operations in Israel and Egypt. In recent years, Israel has been involved in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of Southern Lebanon, and with Iranian-backed military forces in Syria. Some of these hostilities were accompanied by missile strikes from the Gaza Strip against civilian targets in various parts of Israel and negatively affected business conditions in Israel. The result of the 2024 U.S. presidential election may continue to change the dynamics in the Middle East as forces hostile to the existence of Israel seek to reverse the recent stability and commercial opportunities created by the Abraham Accords. For example, there have been increasing concerns related to a potential attack by Iran. The tension between Israel and Iran and/or these groups may escalate in the future and turn even more violent, which could affect the Israeli economy in general and us in particular. A deterioration in the political and security situation in Israel (for example, the significant instability with regards to changes promoted by the Israeli government in the judiciary branch) may have a negative effect on Israel’s economic situation and on our ability to conduct our business and operations in Israel and Egypt.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the value of direct damages that are caused by terrorist attacks or acts of war at market value before the attack or act of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damage incurred by us could have a material adverse effect on our business.

Further, in the past, Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our business, financial condition, liquidity, or results of operations. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

Complications in relationships with local communities and different stakeholder perspectives could lead to social actions against our industry or company, including legal actions, on-the-ground protests, attacks on our assets or facilities, negative media campaigns, strikes, and social unrest. All these events could disrupt our operations, affect our capacity to serve our clients, damage our assets and/or reputation and may materially and adversely affect our business continuity, reputation, liquidity, and results of operations.

Although we make significant efforts to maintain good long-term relationships with our stakeholders in the geographies where we operate, there can be no assurance that certain of our stakeholders will not have different, or at times conflicting, perceptions, interpretations, interests, or objectives from ours. We may also be negatively impacted by perceptions that our industry is more polluting than others and allegations relating to human rights in our industry.

CEMEX • 2023 20-F REPORT • 24

PART I

In the past, legal action has been taken against us for alleged violations of environmental laws. In 2018, a class action was filed against certain of our subsidiaries and affiliates in the Philippines in connection with a landslide that occurred in a community where one of our facilities is located. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters—Philippines Environmental Class Action” for more information on these legal proceedings. The risk of similar legal actions being taken against the Company in the future cannot be disregarded and we cannot guarantee that any such legal proceedings will be resolved in a manner favorable to us. An adverse resolution in any such legal proceedings could have a material adverse effect on our business, reputation, financial condition, liquidity, and results of operations.

On December 27, 2023, a group of activists attacked Cemex Deutschland’s Kreuzberg concrete plant. The attack damaged five mixer trucks, the mixing unit at the plant, the conveyor and one of the cement silos. Anarchist group Switch Off took responsibility for the attack. According to their statement, Cemex was targeted due the industry’s CO2 footprint, the Company’s involvement in the Berlin A100 motorway project, and its presence in Israel. In the past, assets of industry players have also been the target of invasions and attacks from activist groups, which have provoked negative economic and reputational consequences on the corresponding company and in our industry. Damage to our material assets and disruptions in our material operational facilities could have a material adverse effect on our business, reputation, financial condition, liquidity, and results of operations.

In several regions where we have operations, social protests sparking from opposition to the granting and renewal of certain government concessions, permits and licenses, including for the extraction of raw materials to mining and industrial companies, have caused delays and/or failure in obtaining such concessions, permits and licenses for the relevant companies. Government concessions, permits and licenses necessary for our operations must be periodically and frequently requested and/or renewed and similar opposition to the granting of government concessions, permits or licenses necessary for our operations may arise. As a result, we may suffer delays in securing such permits, concessions, and licenses or fail to secure them on favorable terms or at all. Failure to secure material permits, concessions, and licenses could have a material adverse effect on our business, reputation, financial condition, liquidity, and results of operations.

Stakeholders with different or conflicting perspectives could result in further social activism with negative impacts to us, such as legal actions, on-the-ground protests, attacks to our assets or facilities, delays in legal or administrative proceedings, strikes, negative media coverage, business disruption, requests for governments to revoke or deny our concessions, licenses, or other permits, among others. Any such events could have a material adverse effect on our business, reputation, financial condition, liquidity, and results of operations.

Labor activism and unrest, or failure to maintain satisfactory labor relations, could adversely affect our results of operations.

Labor activism and unrest may adversely affect our operations and thereby adversely affect our business, financial condition, liquidity, results of operations, and prospects. Although most of our significant operations have not been affected by any significant labor disputes in the past, we cannot assure you that we will not experience labor unrest, activism, disputes, or actions in the future, including as a result of labor laws and regulations that have recently been enacted or that could come into effect in the future, some of which may be significant and could adversely affect our business, financial condition, liquidity, results of operations, and prospects. For example, collective bargaining agreements covering all or part of our operations in Panama, and Barbados expired and were renewed in 2023 and covering all or part of our operations in Spain, Germany, France, Egypt, Colombia, and Jamaica will expire or could be opted out of in 2024 or shortly thereafter, and as a result, negotiations for their renewal have taken place and/or are expected to take place in 2024 or the following years. Collective bargaining agreements covering all or part of our operations in other countries may also expire in the following years and negotiations for their renewal may be

CEMEX • 2023 20-F REPORT • 25

PART I

necessary. Negotiations for the renewal of collective bargaining agreements covering all or part of our operations may or may not be successful. For a description of our most relevant collective bargaining agreements, see “Item 6—Directors, Senior Management, and Employees—Employees.”

We are subject to restrictions and reputational risks resulting from non-controlling interests held by third parties in our consolidated subsidiaries. As of the date of this annual report, we control three publicly listed companies, where this risk is heightened.

We conduct our business mostly through subsidiaries. In some cases, third-party shareholders hold non-controlling interests in these subsidiaries. Our most important subsidiaries in which third-party shareholders held non-controlling interests as of the date of this annual report are Cemex Holdings Philippines, Inc. (“CHP”), Trinidad Cement Limited (“TCL”) and Caribbean Cement Company Limited (“CCCL”), all of which are publicly listed companies. Various disadvantages may result from the participation of non-controlling shareholders whose interests may not be aligned with ours. Some of these disadvantages may, among other things, result in our inability to, or complicate our ability to, implement organizational efficiencies, divest or acquire assets, contribute capital to such publicly listed subsidiaries to achieve operational improvements, and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively. In addition, we are also exposed to third-party shareholders initiating different actions or proceedings against us as controlling shareholders on corporate and corporate governance related matters, such as tender offer or divestment procedures, which could also harm our reputation and have an adverse effect on our business, liquidity, financial condition and results of operations.

High energy and fuel costs have had and may continue to have a material adverse effect on our operating results.

Energy and fuel costs represent an important part of our cost structure. The price and availability of energy and fuel are generally subject to market volatility and inflation, and have had, and may continue to have, an adverse impact on our costs and operating results. If third-party suppliers fail to provide to us the required amounts of energy or fuel under existing agreements, we may need to acquire energy or fuel at an increased cost from other suppliers to fulfill contractual commitments with third parties or for use in our operations. Governments in several countries in which we operate are working to reduce energy subsidies, introduce or tighten clean energy obligations or impose excise taxes and carbon emission caps, which could increase energy costs and have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Our commitment to transition to and increase the use of alternative energy sources and fuels may limit our flexibility to use energy sources and fuels that may be more cost-effective and require us to incur more in capital expenditures and investments than we currently have planned. However, if our efforts to increase our use of alternative fuels are unsuccessful, due to their limited availability, price volatility or otherwise, we would be required to use traditional fuels, which may be more expensive at any given time and increase our energy and fuel costs. Also, any such failure may cause us not to achieve the targets under our “Future in Action” climate action program and certain key performance indicators provided for in our sustainability-linked financing arrangements, which, among other adverse effects, would damage our reputation and give rise to an increase in our cost of capital. Any of this could have a material adverse effect on our business, financial condition, liquidity, and results of operations. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico” and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico” for a description of certain changes in the laws and regulations governing the energy, electricity and hydrocarbons sectors which have been enacted, have undergone or are undergoing constitutional challenges or approval procedures, and which may result in increased costs for our business, which may in turn have a material adverse effect on our business, financial condition, liquidity, and results

CEMEX • 2023 20-F REPORT • 26

PART I

of operations. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—Economic conditions globally, including the protracted period of high inflation and elevated interest rates, particularly in countries where we operate, have affected and may continue to adversely affect our business, financial condition, liquidity, and results of operations” for more information on the current inflationary environment.

We are increasingly dependent on information technology and our systems and infrastructure, as well as those provided by third-party service providers, face certain risks, including cyber-security risks.

We increasingly rely on a variety of information technology and cloud services, on a fully digital customer integration platform, such as Cemex Go, and on automated operating systems to manage and support our operations, as well as to offer our products to our customers. The proper functioning of this technology and these systems is critical to the efficient operation and management of our business, as well as for the sales generated by our business. Our systems and technologies may require modifications or upgrades as a result of technological changes, growth in our business and to enhance our business security. These changes may be costly and disruptive to our operations and could impose substantial demands on our systems and increase system outage time. Our systems and technology, as well as those provided by our third-party service providers, such as International Business Machines Corporation (“IBM”), Microsoft and HCL Technologies, among others, may be vulnerable to damage, disruption or intrusion caused by circumstances beyond our control, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, security breaches, computer viruses and cyber-attacks, including malicious codes, worms, ransomware, phishing, denial of service attacks and unauthorized access. For example, our digital solutions to improve sales, customer experience, enhance our operations and increase our business efficiencies could be impeded by such damages, disruptions or intrusions. Furthermore, while we expect to further integrate digital technologies into our operations as part of our Working Smarter digital transformation initiative and believe this is likely to assist us in fulfilling our strategic priorities, these integration efforts and the engagement of additional technology service providers and systems in our operations as part of Working Smarter could increase our exposure to these risks. See “Item 4—Information on the Company—Our Strategic Priorities—Operational Improvements” for more information on Working Smarter and the related technologies, service providers and systems engaged as part of this digital transformation initiative. To try to minimize such risks, we safeguard our systems and electronic information through a set of cyber-security controls, processes, and a monitoring service to attend to potential breaches. In addition, we also have disaster recovery plans in case of incidents that could cause major disruptions to our business. However, these measures may not be sufficient or we may be unable to efficiently implement them when required, and our systems have in the past been subject to certain minor intrusions that did not result in a material breach or material impact to the Company, including distributed denial of service attacks, unauthorized access attempts, brute force attacks and phishing. Although, as of the date of this annual report, we are certified under and compliant with International Organization for Standardization (“ISO”) 27001:2022 standards for information security management systems to preserve the confidentiality, integrity and availability of data and also are certified on the Payment Card Industry security standard which provides an e-commerce mechanism for customers, and the majority of our cement plants received the ISO 27001:2022 certification, we cannot assure that we will always be able to retain or renew this certification or that our systems will not be subject to certain intrusions. In a global business environment that relies on complex digital networks, cybercriminals are often outpacing a company’s ability to prevent and manage cyberthreats. The digitalization of global supply chains creates new risks as they increasingly rely on technology and other third parties. Additionally, the integration of newly acquired assets and businesses to Cemex’s network may take time to implement and therefore the period between the acquisition and integration could pose a security risk to Cemex’s current infrastructure, business, and operation. The divestment of businesses could also pose a cybersecurity threat to Cemex’s business and operation, as third parties may be granted limited access to Cemex’s current technology infrastructure as part of transition agreements.

CEMEX • 2023 20-F REPORT • 27

PART I

During 2023, there was a global trend of an increase in security threats, including, but not limited to, phishing, smishing, and malware/ransomware campaigns, exploitation of video collaboration vulnerabilities, among other things. Furthermore, the increase in employees working from home increased cyber risk due to inadequate security configurations of domestic (home) networks and use of non-corporate devices. As of the date of this annual report, we have implemented additional cybersecurity technology and controls designed to reduce such risks and mitigate the impact of such risks, but these may also not be sufficient, and we cannot assure you that intrusions will not occur.

As of December 31, 2023, Cemex Go had more than 60,000 customers across the countries in which we do business, and through Cemex Go we receive approximately 60% of our main product orders which represent 67% of our total global sales. As the penetration and adoption of Cemex Go and our other digital platforms and systems progresses, the impact of any related incident or disruption is likely to increase. Any significant information leakages or theft of information, or any unlawful processing of personal data, could affect our compliance with data privacy laws and make us subject to regulatory action, including substantial fines and private litigation with potentially large costs, and could damage our relationship with our employees, customers, and suppliers, which could have a material adverse impact on our business, financial condition, liquidity, results of operations, and prospects.

Furthermore, in June 2023, our insurance program was renewed for 12 additional months. This program includes insurance coverage that, subject to its terms and conditions, is intended to address certain costs associated with cyber incidents, network failures, and data privacy-related concerns. Nevertheless, this insurance coverage may not, depending on the specific facts and circumstances surrounding an incident, cover all losses or types of claims that may arise from an incident or the damage to our reputation or brands that may result from an incident. However, any significant disruption to our systems could have a material adverse effect on our business, financial condition, liquidity, and results of operations, and could also harm our reputation.

The development and adoption of artificial intelligence, including generative artificial intelligence, and its use by us or use or misuse by third parties, may increase the financial and operational risks or create new financial or operational risks that we are not currently anticipating.

AI technologies offer potential benefits in areas such as customer service personalization and process automation, and we expect to use AI and Generative AI to help deliver products and services and support critical functions. We also expect third parties on whom we rely on to do the same. While AI and Generative AI offer benefits to our business, the use of AI and Generative AI has become a concerning risk in the global landscape. AI and Generative AI may be misused by us or by such third parties, and that risk is increased by the relative newness of the technology, the speed at which it is being adopted, and the lack of laws, regulations or standards governing its use. For example, during 2023, there was a global trend of an increase in security threats, including, but not limited to, phishing, smishing, malware/ransomware campaigns, and exploitation of video collaboration vulnerabilities, among other things. Use of AI and Generative AI in connection with such activities can make them more successful and increase the risks associated with them. Such misuse could expose the Company to legal or regulatory risk, damage customer relationships, or cause reputational harm. Our competitors may also adopt AI or Generative AI more quickly or more effectively than we do, which could cause competitive harm. Because the Generative AI technology is so new, many of the potential risks of Generative AI are currently unknowable; however, specific risks relating to AI and Generative AI could include, among others: (i) Reputational Damage: These technologies are capable of creating convincing fake images, videos, and text that can be used to deceive people. Malicious actors could use AI to create deepfakes of the Company’s executives stating information that deviate from actual events or manipulate financial documents, leading to loss of customer trust and significant reputational damage. Moreover, the use of AI trained on inaccurate data sets could result in inaccurate or biased decisions; (ii) Fraudulent Activity: AI could be used to create forged documents or impersonate individuals to commit financial fraud, leading to financial losses and regulatory scrutiny; (iii) Misinformation and Disinformation: The ability to generate realistic and convincing synthetic media could be used

CEMEX • 2023 20-F REPORT • 28

PART I

to spread misinformation and disinformation, impacting public opinion and undermining trust in the financial system; (iv) Privacy Concerns: AI could be used to create synthetic identities or manipulate personal data, raising privacy concerns and potentially violating data protection regulations; and (v) Cybersecurity Threats: AI could be used to create sophisticated phishing attacks or bypass security measures, increasing the risk of cyberattacks and data breaches. If any of the foregoing were to occur, a material adverse effect on our business, financial condition, liquidity, results of operations, and reputation could materialize.

We may not be able to realize the expected benefits from our portfolio rebalancing or any divestments, acquisitions, or joint ventures, some of which may have a material impact on our business, financial condition, liquidity, and results of operations. Any failure to realize expected benefits from the bolt-on acquisitions of our business strategy heightens this risk.

Our ability to realize the expected benefits from any divestments, acquisitions, joint ventures, investments, or partnerships depends, in large part, on our ability to allocate funds and integrate acquired operations with our existing operations in a timely and effective manner or on our ability to impact financial results or operations of or properly manage, together with any partners, any joint venture business, partnership or other business where we hold an investment. These efforts may not be successful. Although we have disposed of assets in the past and may continue to do so to reduce our overall leverage and rebalance our portfolio, certain of our debt instruments restrict our ability to make certain investments or divest substantial assets. We may in the future acquire new operations or enter into joint ventures or investments and integrate such operations or assets into our existing operations, and some of such acquisitions, joint ventures, or investments may have a material impact on our business, financial condition, liquidity, and results of operations. We cannot assure you that we will be successful in executing divestments, in allocating funds from such divestments or in identifying or acquiring suitable assets in the future, or that the terms under which we may dispose of or acquire any assets or enter into joint ventures in the future would be favorable to us or that we will be able to find suitable buyers for our divestments or partners for our joint ventures at all.

We may also fail to achieve any anticipated cost savings from any divestment, acquisitions, joint ventures or investments. We have announced that the portfolio rebalancing efforts that are a part of our strategic priorities are expected to include a variety of bolt-on investments, divestments, and acquisitions, which include divestments and acquisitions in different geographies. For example, we sold our operations in Costa Rica and El Salvador and 65% of our stake in Neoris N.V. (“Neoris”) in 2022. In 2023, we acquired the assets of Atlantic Minerals Limited in Newfoundland, Canada to increase our aggregates reserves for the U.S. market, as well as Kiesel GmbH (“Kiesel”) (a German mortars and adhesives company), a 51% stake in SHTANG Recycle LTD (“SHTANG”) (a construction, demolition, and excavation waste recycling company in Israel), and certain aggregates and Urbanization Solutions operations in Spain. We expect to continue our portfolio rebalancing efforts in 2024. Failure to realize the expected benefits from these divestments and acquisitions, if at all made, would cause us to not achieve certain of our strategic goals and, in turn, our business, financial condition, liquidity, and results of operations could be materially and adversely affected.

We have adopted a sustainability strategy we consider to be ambitious. Our sustainability strategy includes achieving the targets of our “Future in Action” program and some of these targets are replicated as key performance indicators in our sustainability-linked financing arrangements. Failure to reach these goals may expose us to certain risks that could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Our sustainability strategy is underpinned by certain objectives that we are pursuing to achieve by 2030 and 2050, respectively. We may not be successful in reaching our sustainability goals. Failure to meet our sustainability goals exposes us to several risks, including: (i) financial risk: if our efforts to achieve our sustainability goals are

CEMEX • 2023 20-F REPORT • 29

PART I

unsuccessful or reduce our profitability, among other adverse effects, this could damage our operating results and give rise to an increase in our cost of capital; and (ii) reputational risk: our reputation, and business, could be negatively impacted if we fail, or are perceived to have failed, in timely meeting these sustainability targets, or fail to realize the anticipated benefits of planned investments and technology innovations related to sustainability. Such failure or perceived failure could adversely impact the demand for our products and subject us to liabilities and reputational risks that could in turn adversely affect our business, financial condition, and results of operations.

Achieving our sustainability goals could cause us to incur substantial expense and alter our operations , certain other capital or operational expenditures or product development processes. The incurrence of these financial obligations, expenditures and the making of these decisions may be non-optimal from a financial perspective, expensive, inconsistent with the expectations of investors and any longer-term benefits may not materialize within the time frame we expect or at all, which could harm our business, revenue, and financial results. We plan to continue investing in our sustainability strategy to develop and advance such projects through our capital expenditures to achieve our sustainability goals. We may continue to require external financing to pay our operating and general and administrative expenses, continue the advancement of our sustainability strategy, and fund our other projects. To the extent we rely on external financing, we may incur additional material financial obligations to repay the funds borrowed with interest to finance our sustainability strategy and may become subject to covenants and restrictions that restrict operating flexibility. Any of this, individually or in aggregate, could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

A substantial amount of our total assets consists of intangible assets, including goodwill. We have recognized charges for goodwill impairment in the past, nevertheless no goodwill impairment was recognized in 2023, but if market or industry conditions deteriorate in the future, additional impairment charges may be recognized.

Our 2023 audited consolidated financial statements included elsewhere in this annual report, have been prepared in accordance with IFRS as issued by the IASB, under which goodwill is not amortized and is tested for impairment. Tests for impairment are carried out when indicators exist or at least once a year during the fourth quarter of each year and are performed by determining the value-in-use of its groups of cash-generating units (“CGUs”) to which goodwill balances have been allocated. The recoverable amount of CGUs consists of the higher of such groups of cash-generating units’ fair value, less cost to sell, and their corresponding value in use, represented by the discounted amount of estimated future cash flows expected to be generated by such groups of CGUs to which goodwill has been allocated. An impairment loss is recognized under IFRS if the recoverable amount is lower than the net book value of the groups of CGUs to which goodwill has been allocated within other expenses, net. We determine the discounted amount of estimated future cash flows over periods of five years. If the value in use of a group of CGUs to which goodwill has been allocated is lower than its corresponding carrying amount, we determine its corresponding fair value using methodologies generally accepted in the markets to determine the value of entities, such as multiples of Operating EBITDA and/or by reference to market transactions.

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

CEMEX • 2023 20-F REPORT • 30

PART I

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

We performed our annual goodwill impairment test during the fourth quarter of 2022 and 2023. For the year ended December 31, 2023, we did not determine any goodwill impairment losses considering the increase in the Company’s projected cash flows linked to the improved generation of Operating EBITDA in the majority of the countries in which we operate to which goodwill balances have been allocated and the positive outlook for the following years, partly offset by the general increase in the applicable discount rates in comparison to 2022, which on average increased 120 basis points or 1.2%. During 2022, we recognized a non-cash aggregate goodwill impairment charge of $365 million, of which $273 million related to our business in the United States and $92 million related to our business in Spain. In both cases, the related book value of the operating segment exceeded the corresponding value-in-use. The impairment losses in 2022 are mainly related to the significant increase in the discount rates in comparison to 2021 and the resulting significant decrease in our projected cash flows in these segments considering the global high inflationary environment, which increased the risk-free rates, and the material increase in the funding cost observed in the industry during the period. See notes 7, 16.1, and 16.2 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report. Considering the important role that economic factors play in testing goodwill for impairment, we cannot assure that any downturn in the economies where we operate will not necessitate further impairment tests and a possible downward readjustment of our goodwill for impairment under IFRS. Such an impairment test could result in impairment charges which could be material to our financial statements, which could have a material adverse effect on our financial condition.

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

Most of our production facilities and units, as well as mineral extraction locations, require individuals to work with chemicals, equipment and other materials that have the potential to cause fatalities, harm and injury when used without due care. An accident or injury that occurs at our facilities could result in disruptions to our business and operations and could have legal and regulatory, as well as reputational, consequences. As a result, we may be required to compensate such individuals or incur other costs and liabilities, any and all of which could have a material adverse impact on our reputation, business, financial condition, liquidity, results of operations, and prospects.

Additionally, cement production raises a number of health and safety issues. As is the case with other companies in our industry, some of our aggregate products contain varying amounts of crystalline silica. Also, some of our construction and material processing operations release, as dust, crystalline silica that is in the materials being handled. Prolonged inhalation of very small-sized particles of crystalline silica has allegedly been associated with

CEMEX • 2023 20-F REPORT • 31

PART I

respiratory disease (including silicosis). Additionally, prolonged exposure to chemicals, such as those employed occasionally during the elaboration of some of our products, has also been associated with various health issues. As part of our annual due diligence, we work with our stakeholders to verify that certain health and safety protocols are in place with regards to the management of silica and its health effects, as well as in relation to other substances and products. Nonetheless, any health issues related to cement and aggregates production or construction and material processing can result in claims related to exposure to these products or substances, which could have a material adverse impact on our reputation, business, financial condition, liquidity, results of operations, and prospects.

Other health and safety issues related to our business include: burns arising from contact with hot cement kiln dust or dust on preheater systems; airborne hazards related to our aggregates mining activities; noise, including from chutes and hoppers, milling plants, exhaust fans, and blowers; the potential for dioxin formation if chlorine-containing alternative fuels are introduced into kilns; plant cleaning and maintenance activities involving working at elevated heights or in confined or other awkward locations, and the storage and handling of coal, pet coke, and certain alternative fuels, which, in their finely ground state, can pose a risk of fire or explosion; and health hazards associated with operating ready-mix concrete trucks. We may also be exposed to liability resulting from injuries or fatalities involving third-party service providers, such as drivers for our suppliers when delivering products or services to us. While we actively seek to minimize the risk posed by these issues, personal injury claims may be made, and substantial damages awarded, against us, which could have a material adverse impact on our reputation, business, financial condition, liquidity, and results of operations. Additionally, we may also be required to change our operational practices, involving material capital expenditure.

The introduction of or failure to introduce substitutes or alternative forms of cement, ready-mix concrete, or aggregates into the market and the development of or failure to develop new construction techniques and technologies could have a material adverse effect on our business, financial condition, liquidity, and results of operations and could have an impact in our sustainability targets.

Materials such as plastic, aluminum, ceramics, glass, wood, and steel can be used in construction as a substitute for cement, ready-mix concrete, or aggregates. In addition, other construction techniques, such as the use of dry wall, and the integration of new technologies in the construction industry, such as 3-D printing, mini-mills, and mobile plants, and changes in housing preferences could adversely impact the demand and price for our cement, ready-mix concrete, and/or aggregates. Furthermore, research aimed at developing new construction techniques and modern materials and digitalizing the construction industry may introduce new products and technologies in the future that could reduce the demand for and prices of our products. Our efforts to introduce new products or products with non-traditional compositions (such as our Vertua portfolio of products with sustainable attributes such as lower carbon, energy efficiency, water conservation, use of recycle materials, and design optimization) or to develop and market new construction techniques and technologies (such as those that are part of our Urbanization Solutions) are not only aimed at increasing our operating results, but are also relevant to achieve the targets of our “Future in Action” program and certain key performance indicators provided for in our sustainability-linked financing arrangements. Therefore, if our efforts to introduce these products and construction techniques and technologies are unsuccessful or unprofitable, among other adverse effects, this would damage our operating results and reputation and give rise to an increase in our cost of capital. Any of this, individually or in the aggregate, could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

CEMEX • 2023 20-F REPORT • 32

PART I

We operate in highly competitive markets with numerous players employing different competitive strategies and if we do not compete effectively, our revenues, market share, and results of operations may be affected.

The markets in which we operate are highly competitive and are served by a variety of established companies with recognized brand names, as well as new market entrants and increasing imports. Companies in these markets compete based on a variety of factors, often employing aggressive pricing strategies to gain market share. For example, in the relatively consolidated cement and ready-mix concrete industries, our business strategy is based on quality, client segmentation, value proposition, and superior customer experience. In the more fragmented market for aggregates, our business strategy is based on capacity, price for our products, and our customer centric culture. In certain areas of the markets In which we compete, some of our competitors may be more established, benefit from greater brand recognition or have greater manufacturing and distribution channels and other resources than we do or offer a better customer experience than we do. In addition, if our competitors were to combine, they may be able to compete more effectively with us, and they may also dispose of assets, which could lead to new market entrants, increasing competition in our markets. In the last year, mergers and acquisitions transactions played an important role in the markets where we operate. For example, in 2023, Heidelberg Materials acquired the SEFA Group, Inc, the largest fly ash recycling company in the United States, with a presence in 13 states. Heidelberg Materials has stated that this acquisition is aimed at strengthening its cementitious footprint in the country, considering the industry’s increasing demand for low CO2 products. Additionally, Summit Materials acquired the operations in the United States of Cementos Argos, enhancing its footprint in the southeast of the country. We have substantial operations in the United States and have announced a substantial part of our growth efforts will focus on the United States, and it is unclear how competitive dynamics will change in this region or other regions of the United States following this transaction. In Spain, a country in which we have operations, Holcim acquired Elite Cementos. The extent of the impact this transaction will have in the region or other regions in Spain is uncertain. In Mexico, Holcim acquired INDAR, a leading hardware wholesaler in the country with over 10,000 products and over 80 brands. This transaction expands Holcim’s presence and increases competition with our Urbanization Solutions business in this market. In addition, if any of our major competitors divest assets in different parts of the world, this may lead to increased competition in the markets in which we operate. It is unclear how competitors that could potentially acquire those assets will compete in the markets in which we operate. Some may use strategies based on imports and pricing that could be damaging to our industry’s profitability and, as a consequence, our results of operations. In addition, asset optimization by buyers of the disposed assets could result in an operational cost advantage. As a result, if we are not able to compete effectively, we may lose market share, potentially substantially, in the countries in which we operate, and our revenues could decline or grow at a slower rate and our business and results of operations would be harmed, which could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

We may fail to secure certain materials required to run our business, or could secure them at higher prices, which could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

We increasingly use in most of our business certain by-products of industrial processes produced by third parties, such as pet coke, fly ash, slag and synthetic gypsum, among others, as well as natural resources such as water. While we are not dependent on any particular suppliers, we try to secure the supply of the required materials, products or resources through long-term renewable contracts and framework agreements, which allow us to better manage supplies. In 2023, droughts and a lighter rain season in Panama contributed to the decrease in the daily transit capacity of the Panama Canal, effectively impacting worldwide operations. Although Cemex was not particularly affected by the decrease in transit capacity, continued droughts may have an impact on the transport of materials required to run our business, including in transport by our suppliers. Short-term contracts are entered into in certain countries where we operate. Should existing suppliers cease operations or reduce or eliminate production of

CEMEX • 2023 20-F REPORT • 33

PART I

these by-products, or should for any reason any suppliers not be able to deliver to us the contractual quantities, or should laws and/or regulations in any region or country limit the access to these materials, products, reserves or resources, sourcing costs for these materials could increase significantly or require us to find alternative sources for these materials, which could have a material adverse effect on our business, financial condition, liquidity, results of operations, and prospects. In particular, scarcity and quality of natural resources (such as water and aggregates reserves) in some of the countries where we operate could have a material adverse effect on our operations, costs and results of operations.

Failure to secure materials required to run our business may also arise from our or our supplier’s delay or failure in maintaining, obtaining or renewing governmental or other approvals, concessions, licenses and permits for the conduct of business, which may in turn have a material adverse effect on our business, financial condition, liquidity, results of operations, and prospects. See “Item 3—Key Information—Risk Factors—Risks Relating to Regulatory and Legal Matters—We or our third-party providers may fail to maintain, obtain, or renew, or may experience material delays in obtaining, requisite governmental or other approvals, licenses, and permits for the conduct of our business” for a description of circumstances which may cause such delays or failures.

Our operations and ability to source products and materials can be affected by adverse weather conditions, hydrometeorological and geological hazards such as hurricanes, flash floods, earthquakes, and/or natural disasters, including climate change, which could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Construction activity, and thus demand for our products, decreases substantially during periods of cold weather, when it snows or when heavy or sustained rainfalls occur, or generally, in any rainy and snowy weather. Consequently, demand for our products is significantly lower during the winter or raining and snowing seasons in the countries in which we operate and do business. Generally, winter weather in our European and North American operations significantly reduces our first quarter sales volumes, and to a lesser extent our fourth quarter sales volumes. Sales volumes in these and similar markets generally increase during the second and third quarters because of normally better weather conditions. However, high levels of rainfall and/or snow can also adversely affect our operations during these periods, as well as our access to products and materials used in our operations. Natural disasters throughout 2023, such as the flash floods in the Dominican Republic, severe droughts in North America, and Hurricane Otis in Mexico, have had, and in the future could have, a negative impact on our sales volumes, which could also have a material adverse effect on our results of operations. Our operations in Florida and Texas, the Caribbean and certain parts of the Gulf of Mexico are particularly exposed to hurricanes and similar weather events. For the years ended December 31, 2023, 2022, and 2021, the Company’s other expenses, net, in the statement of income, include expenses and losses associated with severe weather conditions of $3 million, $1 million, and $5 million, respectively, mainly related to winter storms in the United States in 2023, Hurricane Ian in 2022 and storms in Texas in 2021. These events generated incremental costs related to power and gas consumption costs and additional parts replacement, but these costs could be materially higher in case the frequency and severity of any weather event increases, in particular as a result of climate change. Additionally, such events may lead to: (i) the destruction of or damage to our facilities and infrastructure, leading to operational disruptions; (ii) damages or evacuations affecting our workforce and communities, leading to staffing shortages and production stoppages; (iii) disruptions in supply chains and transportation networks, potentially causing delays or shortages of critical materials and services; (iv) increased costs for materials and services due to scarcity and emergency response measures; (v) significant damage to transportation infrastructure, such as roads and ports, hindering the movement of goods and personnel; (vi) decreased consumer spending, negatively impacting demand for our products and services; (vii) a slowdown in economic activity, particularly in sectors like construction, which are vital for our business; (viii) challenges in accessing financing due to increased market volatility and risk aversion; (ix) potential liquidity issues if operational cash flow is disrupted and access to credit becomes more constrained; (x) difficulties in refinancing debt under

CEMEX • 2023 20-F REPORT • 34

PART I

favorable terms, if at all, due to market disruptions; and (xi) challenges in meeting or renegotiating the terms of financial obligations, including covenants in credit agreements. The duration and severity of the impacts of these natural disasters are even more unpredictable and could have prolonged adverse effects on our operations and financial condition, especially if such events become more frequent or severe due to climate change.

In general, decreases in sales volumes because of weather events or natural disasters are usually counterbalanced by the increase in the demand for our products during the reconstruction phase, unless any of our operating units or facilities are impacted by the natural disaster, or if our access to our sources of raw materials and the general supply chain is also affected. Such adverse weather conditions and natural disasters can have a material adverse effect on our business, financial condition, liquidity, and results of operations if they occur with unusual intensity, during abnormal periods, or last longer than usual in our major markets, or if they cause scarcity and increases in the cost of the products we need to run our business, especially during peak construction periods.

We could be adversely affected by any significant or prolonged disruption to our production facilities.

Any prolonged and/or significant disruption to our production facilities, whether due to repair, maintenance or servicing, governmental or administrative actions, regulatory issues, civil unrest, industrial accidents, unavailability or excessively high cost of raw materials such as energy to the point of making it inefficient to run our production facilities, mechanical equipment failure, human error, natural disaster, cyber-attack to our systems, public health threat or otherwise, could disrupt and adversely affect our operations. Additionally, any major or sustained disruptions in the supply of utilities such as water, gas or electricity or any fire, flood, earthquake, hurricane, volcanic eruption, landslide, blizzard or other natural calamities or communal unrest or acts of terrorism may disrupt our operations or damage our production facilities or inventories and could have a material adverse effect on our business, financial condition, liquidity, and results of operations. We typically shut down our facilities to undertake maintenance and repair work at scheduled intervals. Although we schedule shutdowns such that not all our facilities are shut down at the same time, the unexpected shutdown or closure of any facility or the unexpected prolongation for unforeseen reasons of any scheduled shutdown or temporary closure, may nevertheless materially affect our business, financial condition, liquidity, and results of operations from one period to another.

Our insurance coverage may not cover all the risks to which we may be exposed or may cover them to an amount that may not be sufficient to satisfy our requirements.

Among others, we face the risks of fatalities and injury of our employees and contractors, loss and damage to our products, property and machinery due to, among other things, public health threats, fire, theft and natural disasters such as floods, and also face risks related to cybersecurity-and politically-related matters. Such events may cause a disruption to, or cessation of, our operations and business. Our insurance coverage may not be sufficient to cover all of our potential losses and liabilities. In addition, our insurance coverage may not cover all the risks to which we may be exposed, such as all risks related to pandemics and/or epidemics (such as COVID-19), cybersecurity incidents, and political risk. If our losses exceed our insurance coverage, or if we are not covered by the insurance policies we have taken up, we may be liable to cover any shortfall or losses. Our insurance premiums may also increase substantially because of such claims. Such circumstances could have a material adverse effect on our business, liquidity, financial condition, and results of operations.

Our success depends largely on the strategic vision and actions of Cemex, S.A.B. de C.V.’s Board of Directors and on key members of our executive management team and the availability of a specialized workforce.

Our success depends largely on the strategic vision and actions of Cemex, S.A.B. de C.V.’s Board of Directors and on key members of our executive management team. The loss of some or all of Cemex, S.A.B. de C.V.’s directors or our senior

CEMEX • 2023 20-F REPORT • 35

PART I

management could have a material adverse effect on our business, financial condition, liquidity, and results of operations, as well as on our reputation. Although Cemex, S.A.B. de C.V.’s shareholders have appointed new members of the Board of Directors, including to replace outgoing board members, we cannot assure you that this will continue to occur nor that the current structure and composition of Cemex, S.A.B. de C.V.’s Board of Directors will be maintained, in particular within the framework of any corporate government enhancements that Cemex, S.A.B. de C.V. may implement.

The execution of our business strategy also depends on our ongoing ability to attract and retain highly skilled employees. For a variety of reasons, particularly due to the competitive environment and the limited availability of skilled labor, we may not be successful in attracting and retaining the personnel we require. In addition, the availability of trained and skilled transportation operators and drivers is at times lacking in certain countries in which we operate, including, but not limited to, in the United States. Consequently, the manufacturing and distribution of our products may be adversely affected if we are unable to hire or train persons to perform such tasks. If we are unable to hire, train and retain qualified employees at a reasonable cost, we may be unable to successfully operate our business or capitalize on growth opportunities and, as a result, our business, financial condition, liquidity, and results of operations could be materially and adversely affected.

Future pandemics and epidemics, such as the COVID-19 pandemic, could materially adversely affect our financial condition and results of operations.

Any future pandemics and epidemics may cause governments and health authorities around the world to implement measures attempting to contain and mitigate its spread and effects, including measures similar, but not limited to, those implemented during the COVID-19 pandemic. Measures previously implemented in connection with past pandemics and epidemics have resulted and/or may result in: (i) restrictions on, or suspended access to, or shutdown, or suspension or the halt of, our facilities, including our cement plants and grinding mills; (ii) staffing shortages, production slowdowns, or stoppages and disruptions in our delivery systems; (iii) disruptions or delays in our supply chains, including shortages of materials, products, and services on which we and our businesses depend; (iv) reduced availability of land and sea transport, including labor shortages, logistics constraints, and increased border controls or closures; (v) increased cost of materials, products, and services on which we and our businesses depend; (vi) reduced investor confidence and consumer spending in the regions where we operate and globally; (vii) a slowdown in economic activity, including in the construction industry, and a decrease in demand for our products and services and industry demand generally; (viii) constraints on the availability of financing, if available at all, including on access to credit lines and working capital facilities; (ix) inability to satisfy liquidity needs if our operating cash flow and funds received under receivables and inventory financing facilities decrease or if we are not able to obtain borrowings under credit facilities, proceeds of debt and equity offerings, and/or proceeds from asset sales; (x) our inability to refinance our indebtedness on desired terms, if at all; or (xi) our inability to comply with, or receive waivers with respect to, restrictions and covenants under the agreements governing our indebtedness and financial obligations, including, but not limited to, maintenance covenants under our Credit Agreements. As to the effects and duration of the previous COVID-19 pandemic, there could still be significant adverse effects in the future mainly in connection with: (i) impairment of long-lived assets including goodwill; (ii) foreign exchange losses related to our obligations denominated in foreign currency; (iii) increases in estimated credit losses on trade accounts receivable; and (iv) further disruption in supply chains.

Risks Relating to Our Indebtedness and Certain Other Obligations

The Credit Agreements, the indentures governing our outstanding 3.125% Euro-denominated notes due 2026 (the “March 2026 Euro Notes”), 5.450% Dollar denominated notes due 2029 (the “November 2029 Dollar Notes”), 5.200% Dollar denominated notes due 2030 (the “September 2030 Dollar Notes”), 3.875% Dollar denominated notes due 2031 (the “July 2031 Dollar Notes”),

CEMEX • 2023 20-F REPORT • 36

PART I

and the 2023 CEBURES (collectively, the “Notes”), and our other debt agreements and/or instruments contain several restrictions and covenants. Our failure to comply with such restrictions and covenants or any inability to capitalize on business opportunities or refinance our debt resulting from them could have a material adverse effect on our business and financial conditions.

Each Credit Agreement requires us to comply with financial ratios and tests, including (i) a minimum Consolidated Coverage Ratio of Consolidated EBITDA to Consolidated Interest Expense and (ii) a maximum Consolidated Leverage Ratio of Consolidated Net Debt to Consolidated EBITDA, in each case, as described in each Credit Agreement. The calculation and formulation of Consolidated EBITDA, Consolidated Interest Expense, Consolidated Net Debt, Consolidated Coverage Ratio and Consolidated Leverage Ratio are defined and set out in each Credit Agreement and may differ from the calculation and/or formulation of analogous terms in this annual report. For the purpose of the aforementioned financial ratios, EBITDA represents Operating EBITDA. Our ability to comply with these ratios may be affected by our results of operations, economic conditions and volatility in foreign exchange rates, by overall conditions in the financial and capital markets and the construction sector, and by any monetary penalties or fines we may have to pay as a result of any administrative or legal proceedings to which we may be exposed to. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings” for more information. Additionally, each Credit Agreement requires us to comply with certain covenants and restrictions consistent with an investment grade capital structure. As of December 31, 2023, there were $2,728 million, €400 million and Ps 6,000 million aggregate principal amount of then-outstanding Notes under the indentures governing such Notes. The indentures governing our Notes impose operating and financial restrictions on us, which are more stringent than those imposed by the Credit Agreements. These restrictions limit our ability, among other things, to: (i) incur debt, including restrictions on incurring debt at our subsidiaries, which are not parties to the indentures governing the Notes; (ii) pay dividends on stock; (iii) redeem stock or redeem subordinated debt; (iv) make investments; (v) guarantee indebtedness; and (vi) create or assume liens.

Most of the covenants and restrictions in the Credit Agreements and the indentures governing our Notes are subject to a number of exceptions and qualifications. Nevertheless, they still limit our ability to conduct business at our discretion and may, among other effects, potentially impede or restrict refinancing plans with respect to our debt limit, as well as our ability to seize opportunities for our business, particularly if we are unable to incur financing or make investments to take advantage of such opportunities. In addition, in connection with new potential financings or amendments to existing agreements while our debt rating remains below investment grade, as defined in such applicable agreement, our financial and operational flexibility may be further reduced as a result of more restrictive covenants, requirements for security and other terms that are often imposed on entities regarded as sub-investment. The breach of any of these covenants could result in a default under the Credit Agreements and/or the indentures governing our outstanding Notes, as well as certain other existing debt obligations, as a result of cross-default provisions contained in the instruments governing such debt obligations. In the event of a default under any of the Credit Agreements and/or the indentures governing our outstanding Notes, lenders under the applicable Credit Agreement and holders of our outstanding Notes could seek to declare all amounts outstanding under such Credit Agreement and such Notes, together with accrued and unpaid interest, if any, to be immediately due and payable. If the indebtedness under the Credit Agreements, our outstanding Notes, or certain other existing debt obligations were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full such accelerated indebtedness or our other indebtedness. We cannot guarantee that we will be able to comply with the covenants and limitations contained in the Credit Agreements, in the indentures governing our Notes or other agreements which constitute financial indebtedness in excess of $50 million (or, in the case of the Amended 2021 Credit Agreement, $100 million) in which any non-compliance would trigger a cross-default. Our failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect our business, financial condition, liquidity, and results of operations.

We have historically, when needed, sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios, restrictions and covenants. Our ability to comply with these could be affected

CEMEX • 2023 20-F REPORT • 37

PART I

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

As of December 31, 2023, our total debt plus other financial obligations was $8,164 million (principal amount $8,210 million, excluding deferred issuance costs). Of such total debt plus other financial obligations, $975 million (principal amount $975 million) is scheduled to mature during 2024; $956 million (principal amount $959 million) is scheduled to mature during 2025; $974 million (principal amount $980 million) is scheduled to mature during 2026; $689 million (principal amount $699 million) is scheduled to mature during 2027; and $4,570 million (principal amount $4,597 million) is scheduled to mature after 2027. If we are unable to comply with, or refinance or extend, maturities under certain of our indebtedness, substantially all of our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business, financial condition, liquidity, and results of operations. As a result of the potential failure to achieve the targets under our strategic initiatives, the restrictions under the Credit Agreements, the indentures that govern our outstanding Notes, and other debt instruments, any volatility in the credit and capital markets and uncertain market conditions, we may not be able to generate enough cash or, if needed to repay our indebtedness, raise debt, equity and/or equity-linked capital on favorable terms or at all. These circumstances could also prevent us from securing extensions from relevant creditors and undertaking alternative actions to refinance, such as the completion of asset sales on terms that are economically attractive or at all, and could significantly limit the availability of funds to potential acquiring parties, or could affect our ability to invest in our “Future in Action” program. If we fail to secure funds to repay our indebtedness in these or any other manners and our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with financial covenants and payment obligations under our indebtedness, which would have a material adverse effect on our business, financial condition, liquidity, and results of operations.

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

Historically, we have addressed our liquidity needs, including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures, mostly with operating cash flow, borrowings under credit facilities and receivables and inventory financing facilities, proceeds of debt and equity offerings and proceeds from asset sales. As of December 31, 2023, we had $678 million funded under our securitization programs in Mexico, the United States, France and the United Kingdom. We cannot assure you that, going forward, we will be able to roll over or renew these programs or generate sufficient cash to service our

CEMEX • 2023 20-F REPORT • 38

PART I

indebtedness or satisfy our short-term liquidity needs through the means we have historically used. This could adversely affect our liquidity and force us to take other actions to service our indebtedness or satisfy our short-term liquidity needs, which may be unsuccessful.

Specifically, we have periodically resorted and may continue to resort to the capital markets to raise debt, equity and equity-linked capital as our principal alternative to the means to obtain liquidity described in the paragraph above. A wide variety of factors may have adverse effects on our operating results and negatively affect our credit rating and the market value of Cemex, S.A.B. de C.V.’s CPOs and ADSs, or that of our publicly listed subsidiaries, CHP, TCL and CCCL. In such event, securities issued by us could be deemed undesirable in the capital markets, which could make traditional sources of capital unavailable to us on reasonable terms or at all. If the global economic environment deteriorates and our operating results worsen, if we are unable to complete divestitures and/or debt or equity offerings on favorable terms or at all and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our principal payments under our indebtedness or refinance our indebtedness.

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

The ability of Cemex, S.A.B. de C.V.’s subsidiaries to pay dividends and make loans and other transfers to it is generally subject to various regulatory, legal, and economic limitations. Depending on the jurisdiction of organization of the relevant subsidiary, limitations may include solvency and legal reserve requirements, dividend payment restrictions based on interim financial results or minimum net worth, and withholding taxes on loan interest payments. For example, (i) pursuant to applicable Mexican law, dividends from our Mexican subsidiaries are limited to the total profits of each such subsidiary (as reflected in each subsidiary’s year-end financial statements), after deducting a legally required reserve (equal to one fifth of such subsidiary’s capital) and any losses incurred by such subsidiary in previous fiscal years and require the approval of its stockholders; (ii) pursuant to applicable Spanish law, our Spanish subsidiaries may only distribute dividends if, as a result of the distribution, the net worth value of such subsidiary will not be less than such subsidiary’s share capital during the applicable fiscal year and the amount of such subsidiary’s available reserves is at least equal to the amount of the research and development expenses recorded in by such subsidiary on its balance sheet. As a result, each Spanish subsidiary must reserve 10% of its profits in a given year, until reaching at least 20% of the company’s share capital, and any surplus may then be distributed as dividends; and (iii) pursuant to applicable French law, dividends from our French subsidiaries are limited to the net profits of each such subsidiary (as reflected in each subsidiary’s year-end financial statements), after deducting a legally required reserve (equal to 10% of such subsidiary’s share capital), and require the approval of its stockholders.

Also, any decision to have any of Cemex, S.A.B. de C.V.’s indirect subsidiaries that are not wholly-owned by us, such as CHP, TCL, or CCCL, all three of which are publicly listed, declare and pay dividends or make loans or other transfers to us is subject to any rights that non-controlling shareholders may have in the corresponding subsidiary.

CEMEX • 2023 20-F REPORT • 39

PART I

Additional or more restrictive limitations on our subsidiaries could adversely affect Cemex, S.A.B. de C.V.’s ability to service its debt, meet other cash obligations, and pay dividends to its shareholders.

Cemex, S.A.B. de C.V. may also be subject to exchange controls on remittances by its subsidiaries from time to time in a number of jurisdictions. In addition, Cemex, S.A.B. de C.V.’s ability to receive funds from its subsidiaries may be restricted by the debt instruments and other contractual obligations of these entities. The jurisdictions of organization of Cemex, S.A.B. de C.V.’s current or future subsidiaries may impose additional and more restrictive regulatory, legal, and/or economic limitations. In addition, Cemex, S.A.B. de C.V.’s subsidiaries may not be able to generate sufficient income to pay dividends or make loans or other transfers to it in the future, or may not have access to Dollars in their respective countries, which, as of the date of this annual report, is Cemex, S.A.B. de C.V.’s preferred currency.

We have to service part of our debt and other financial obligations denominated in Dollars and Euros with revenues generated in Mexican Pesos or other currencies, as we do not generate sufficient revenue in Dollars and Euros from our operations to service all our debt and other financial obligations denominated in Dollars and Euros. This could adversely affect our ability to service our obligations in the event of a devaluation of the Mexican Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar and Euro. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Dollar (our reporting currency) vis-à-vis the Mexican Peso and other significant currencies within our operations.

A substantial portion of our total debt plus other financial obligations is denominated in Dollars and Euros. As of December 31, 2023, our debt plus other financial obligations denominated in Dollars and Euros represented 70% and 15% of our total debt plus other financial obligations, respectively. Our Dollar-denominated and Euro-denominated debt must be serviced with funds generated to some extent by our direct and indirect subsidiaries’ operations outside the United States and Europe. Although we have substantial operations in the United States and Europe, we continue to rely to some extent on our non-U.S. assets and non-European assets to generate revenues to service our Dollar-denominated and Euro-denominated debt. Consequently, we have to use revenues generated in Mexican Pesos or other currencies to service our Dollar-denominated and Euro-denominated obligations. See “Item 5—Operating and Financial Review and Prospects—Quantitative and Qualitative Market Disclosure—Interest Rate Risk, Foreign Currency Risk and Equity Risk—Foreign Currency Risk.” A devaluation of the Mexican Peso, Pound Sterling, Colombian Peso, Philippine Peso or any of the other currencies of the countries in which we operate, compared to the Dollar and Euro, could adversely affect our ability to service our Dollar-denominated and Euro-denominated debt. In 2023, our operations in Mexico, the United Kingdom, France, Germany, Poland, Spain, the Philippines, Israel, the Rest of EMEAA (as defined below) segment, Colombia, Caribbean TCL (as defined below), the Dominican Republic and the Rest of SCA&C (as defined below) segment, which are our main non-Dollar denominated operations, together generated 66% of our total external revenues in Dollar terms (28%, 6%, 5%, 3%, 3%, 2%, 2%, 5%, 3%, 3%, 2%, 2%, and 2%, respectively). In 2023, 31% of our external revenues in Dollar terms were generated from our operations in the United States.

During 2023, the Mexican Peso appreciated 13% against the Dollar, the Euro appreciated 3% against the Dollar and the Pound Sterling appreciated 5% against the Dollar. Currency hedges that we may be a party to or may enter into in the future may not be effective in covering all our currency-related risks. Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Dollar and other currencies, as those fluctuations influence the amount of our non-Dollar indebtedness when translated into Dollars and also result in foreign exchange gains and losses as well as gains and losses on derivative contracts, including those entered into to hedge our exchange rate exposure. For a description of these

CEMEX • 2023 20-F REPORT • 40

PART I

impacts, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—Our use of derivative financial instruments could negatively affect our net income and liquidity, especially in volatile and uncertain markets.”

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

It is difficult to predict pension liabilities and funding requirements due to the large number of variables and assumptions involved, which are difficult to foresee because they change continuously as demographics evolve. We have a net projected liability recognized in our statement of financial position as of December 31, 2023 of $735 million. The future cash funding requirements for our defined benefit pension plans and other post-employment benefit plans could significantly differ from the amounts estimated as of December 31, 2023. If so, these funding requirements, as well as our possible inability to properly fund, and/or provide sufficient guarantees for, such pension plans if we are unable to deliver the cash or equivalent funding requirements, could have a material adverse effect on our business, financial condition, liquidity, results of operations, and prospects. See note 19 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report for a detailed description of our pension obligations.

Our use of derivative financial instruments could negatively affect our net income and liquidity, especially in volatile and uncertain markets.

We have used and continue to use, derivative financial instruments, mainly to manage the risk profile associated with interest rates and currency exposure of our debt, to reduce the volatility of our financing costs, to hedge the costs of fuel and other commodities, which may include emission allowances, and to hedge our net assets in certain currencies. However, we cannot assure you that our use of such instruments will allow us to achieve these objectives due to the inherent risks in any derivatives transaction or the risk that we will not continue to have access to such instruments at reasonable costs, or at all.

As of December 31, 2023, our derivative financial instruments consisted of Dollar/Mexican Peso foreign exchange forward and option contracts, both designated as a net investment hedge of Cemex’s net investment in Mexican Pesos. It also included interest rate swap instruments related to bank loans, Dollar/Mexican Peso call spread option contracts negotiated to maintain the value in Dollars over revenues generated in Mexican Pesos, Dollar/Mexican Peso cross-currency swap contracts, as well as fuel price derivatives, which had an impact on our financial position. Changes in the fair value of our derivative financial instruments, not specifically designated as hedges, are reflected in our statement of income, which could introduce volatility in our controlling interest net income and other related ratios. As of December 31, 2022 and 2023, the aggregate notional amount under our outstanding derivative financial instruments was $2,491 million ($837 million of net investment hedge, $1,018 million of interest rate swaps, $500 million of foreign exchange options and $136 million of fuel price derivatives) and $2,593 million ($976 million of net investment hedge, $750 million of interest rate swaps, $335 million of cross currency swaps, $232 million of fuel price derivatives and $300 million of foreign exchange options), respectively, with a mark-to-market valuation representing net assets of $32 million as of December 31, 2022 and net liabilities of $26 million as of December 31, 2023. See note 17.4 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report for a detailed description of our derivative financial instruments. As of December 31, 2023, Cemex’s risk of cash margin calls with respect to our existing financial derivatives is not material. However, if we enter into new derivative financial instruments, we may incur net losses and be subject to margin calls which may reduce the funds

CEMEX • 2023 20-F REPORT • 41

PART I

available to us for our operations or other capital needs. In addition, as with any derivative position, we assume the creditworthiness risk of the counterparty, including the risk that the counterparty may not honor its obligations to us. In addition, entering into new derivative financial instruments incurs costs, and we cannot assure you that any new derivative financial instrument that we enter into will be done so at reasonable costs or will be available to us at all.

Risks Relating to Regulatory and Legal Matters

We are subject to the laws and regulations of the countries where we operate and do business. Non-compliance with any material changes in such laws and regulations and/or any significant delays in assessing the impact and/or adapting to such changes in laws and regulations may have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Our operations are subject to the laws and regulations of the countries where we operate and do business, and such laws and regulations, and/or governmental interpretations of such laws and regulations, may change. Because Cemex, S.A.B. de C.V. is organized under Mexican laws, and because of the considerable size of our operations in the United States, and the fact that the ADSs trade on the New York Stock Exchange (the “NYSE”), we have to comply with the laws and regulations, and/or governmental interpretations of such laws and regulations, of Mexico and, for certain matters, of the United States, whether or not we operate and do business through a subsidiary located in Mexico or the United States. Also, because of the size of our operations in EU countries and in the U.K., we, or most of our subsidiaries in the EU and in the U.K., are also required to comply with certain EU and U.K. legislation and the laws and regulations of EU member states and of the U.K.

Any change in such laws and regulations, and/or governmental interpretations of such laws and regulations, may have a material adverse effect on our business, financial condition, liquidity, and results of operations. Furthermore, changes in laws and regulations, and/or governmental interpretations of such laws and regulations, may require us to devote a significant amount of time and resources to assess and, if required, to adjust our operations to any such changes, which could have a material adverse effect on our business, financial condition, liquidity, and results of operations. In addition, any significant delays in assessing the impact and/or, if required, in adapting to changes in laws and regulations and/or governmental interpretations of such laws and regulations may also have a material adverse effect on our business, financial condition, liquidity, results of operations, and prospects. For more information, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—Economic conditions globally, including the protracted period of high inflation and elevated interest rates, particularly in countries where we operate, have affected and may continue to adversely affect our business, financial condition, liquidity, and results of operations,” “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—Political, social, and geopolitical events, changes in public policies, and other risks in some of the countries where we operate, which are inherent to the operations of an international company, could have a material adverse effect on our business, financial condition, liquidity, and results of operations,” “Item 3—Key Information—Risk Factors—Risks Relating to Regulatory and Legal Matters—Our operations are subject to environmental laws and regulations, including new and proposed reporting requirements, that are or could become increasingly stringent,” and “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings.”

We or our third-party providers may fail to maintain, obtain, or renew, or may experience material delays in obtaining, requisite governmental or other approvals, licenses, and permits for the conduct of our or their business.

We and our third-party providers of goods and services, as applicable, require various approvals, licenses, permits, concessions and certificates in the conduct of our business. We cannot assure you that we, or our third-party providers of goods and services, will not encounter significant problems in obtaining new or renewing existing

CEMEX • 2023 20-F REPORT • 42

PART I

approvals, licenses, permits, concessions and certificates required in the conduct of our business, or that we, or our third-party providers of good and services, will continue to satisfy the current or new conditions to such approvals, licenses, permits, concessions and certificates that we currently have or may be granted in the future. There may also be delays on the part of regulatory and administrative bodies in reviewing our applications and granting approvals or renewals, which have become increasingly common since the COVID-19 pandemic due to closures and/or reduced operations of public offices which have not resumed activity at the same pace as before the COVID-19 pandemic. The implementation of new laws and regulations on environmental-related matters, or the entry of new local, state or federal authorities and/or governments in the countries in which we operate or in the countries from which our third-party providers of goods and services source their deliverables to us, may create stricter requirements to comply with or different interpretations of applicable laws and regulations of that of outgoing authorities and/or governments. This could delay our ability to obtain or renew the related approvals, licenses, permits, concessions and certificates, or could result in us not being able to obtain them at all. If previously obtained approvals, licenses, permits and certificates are revoked and/or if we, or our third-party providers of goods and services, fail to obtain and/or maintain and/or renew the necessary approvals, licenses, permits, concessions and certificates required for the conduct of our business, we may be required to incur substantial costs or temporarily suspend or alter the operation of one or more of our operating units, production facilities, mineral extraction locations or of any relevant component of them, which could affect the general production of these units, facilities or locations, which in turn could have a material adverse effect on our business, financial condition, liquidity, results of operations, and prospects.

See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—Complications in relationships with local communities and different stakeholder perspectives could lead to social actions against our industry or company, including legal actions, on-the-ground protests, attacks on our assets or facilities, negative media campaigns, strikes and social unrest. All these events could disrupt our operations, affect our capacity to serve our clients, damage our assets and/or reputation and may materially and adversely affect our business continuity, reputation, liquidity, and results of operations” for a description of certain additional circumstances which may cause delays or failures in obtaining and/or maintaining necessary approvals, licenses, permits, concessions, and certificates required for the conduct of our business.

We are subject to litigation proceedings, including, but not limited to, government investigations relating to corruption, antitrust, and other proceedings, that could harm our business and our reputation.

From time to time, we are and may become involved in litigation, investigations and other legal or administrative proceedings relating to claims arising from our operations, either in the normal course of business or not, or arising from violations or alleged violations of laws, regulations or acts. As described in, but not limited to, “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings,” as of December 31, 2023, we were subject to a number of significant legal proceedings, including, but not limited to, an SEC investigation concerning a new cement plant being built by Cemex Colombia S.A. (“Cemex Colombia”) in the Municipality of Maceo in the department of Antioquia, Colombia (the “Maceo Plant”), as well as an investigation from the United States Department of Justice (the “DOJ”) mainly relating to our operations in Colombia and other jurisdictions, and are exposed to investigations in Colombia against former employees, and also to antitrust investigations in countries in which we operate or do business. Investigations and litigation, and in general any legal or administrative proceedings, are subject to inherent uncertainties and unfavorable rulings may occur. We cannot assure you that these or any of our other regulatory matters and legal proceedings, including any that may arise in the future, will not harm our reputation or materially affect our ability to conduct our business in the manner that we expect or otherwise materially adversely affect us should an unfavorable ruling occur, which could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

CEMEX • 2023 20-F REPORT • 43

PART I

We are subject to human rights, anti-corruption, anti-bribery, anti-money laundering, antitrust, anti-boycott, economic sanctions, trade embargoes, export control and laws and regulations in the countries in which we operate and do business, a considerable number of which countries are considered high and medium risk countries for purposes of corruption, money laundering and other matters. Any violation of any such laws or regulations could have a material adverse impact on our reputation, results of operations, and financial condition, as well as harm our reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust, human rights and other international laws and regulations and are required to comply with the applicable laws and regulations of the countries in which we operate, some of which countries, including Mexico, Jamaica, Trinidad and Tobago, Guyana, Barbados, Colombia, Panama, Egypt, the Philippines, the Dominican Republic, Guatemala, Nicaragua, Croatia, Peru, and Haiti, are considered medium and high-risk countries with regards to corruption and money laundering related matters. In addition, we are subject to regulations on international trade that restrict dealings with certain sanctioned countries, individuals, and entities, including regulations administered by the United States, the United Kingdom, the EU, and the United Nations Security Council, as well as other international organizations and governments, including export control regulations, economic sanctions, and trade embargoes. Given the large number of contracts that we are a party to around the world, the geographic distribution of our operations and the great variety of actors that we interact with in the course of business, we are subject to the risk that our affiliates, employees, directors, officers, partners, agents and service providers may misappropriate our assets, manipulate our assets or information, make improper payments, or engage in corruption, bribery, money laundering, or other illegal activity; and, as a consequence, we may be held liable for such misconduct, even if we do not engage in or authorize such activities.

Although we have implemented policies and procedures, which include training certain groups of our employees, seeking compliance with anticorruption and other applicable laws and regulations, there can be no assurance that our internal policies, controls and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our affiliates, employees, directors, officers, partners, agents and service providers or that any such persons will not take actions in violation of our policies and procedures. If we fail to fully comply with applicable laws and regulations, the relevant government authorities of the countries where we operate have the power and authority to investigate us and impose fines, penalties, and remedies, which could cause us to lose clients, suppliers, and access to debt and capital markets, or cause criminal or civil penalties against key members of our senior management. Any violations by us, or the third parties we transact with, of anti-bribery, anti-corruption, anti-money laundering, antitrust, anti-boycott, economic sanctions, trade embargoes, export control laws or human rights or regulations could have a material adverse effect on our business, liquidity, reputation, results of operations, and financial condition. For further information regarding our ongoing proceedings with respect to anti-corruption laws, see “Item 3—Key Information—Risk Factors—Risks Relating to Regulatory and Legal Matters—We are subject to litigation proceedings, including, but not limited to, government investigations relating to corruption, antitrust and other proceedings, that could harm our business and our reputation” and “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings.”

Certain tax matters have had and may have a material adverse effect on our cash flow, financial condition, and net income, as well as on our reputation.

We are subject to certain tax matters, mainly in Spain and Colombia, the latter in aggregate, that, if adversely resolved, may have a material adverse effect on our operating results, liquidity, and financial position, as well as on our reputation. Even though they have not been adversely resolved definitively, we expect to pay fines in relation to certain of such tax matters in Spain in the first half of 2024. See note 20.4 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report, “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters—Colombia,” and “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters—Spain” for a detailed description of the legal proceedings regarding these Colombian and Spanish tax matters.

CEMEX • 2023 20-F REPORT • 44

PART I

Our operations are subject to environmental laws and regulations, including new and proposed reporting requirements, that are or could become increasingly stringent.

Our operations are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. Such laws and regulations impose stringent environmental protection standards, which in recent years have become, and in the future are expected to continue becoming, progressively stricter regarding, among other things, air emissions (including greenhouse gas emissions), land use, biodiversity, use of alternative fuels, water availability, wastewater discharges, the use and handling of hazardous waste or materials, waste management practices, the remediation of hazardous substances in the environment at properties currently or formerly owned or operated by us or at third-party location where hazardous substances generated by us have migrated or been released into the environment , and climate-related and sustainability disclosures. These laws and regulations expose us to the risk of substantial environmental costs and liabilities, including taxes, increased investment in control equipment and technology, fines, and other sanctions, payment of compensation to third parties, remediation costs, business disruption, and reputational damage. They also require increasing amounts of information about our sustainability practices to be disclosed, including in respect of greenhouse gas emissions and climate change. Moreover, the enactment of stricter laws and regulations, stricter interpretation of existing laws or regulations, or new enforcement initiatives may impose new risks or costs on us or result in the need for additional investments, which could result in a material decline in our profitability. Such may be the case, for example, if Executive Order 14008, Tackling the Climate Crisis at Home and Abroad, signed by U.S. President Joe Biden on January 27, 2021, or climate-related funding and programs at the federal, state or local level, result in new regulatory or legislative initiatives relating to climate change, new interpretations of existing regulatory criteria that are stricter than those currently being applied, or preferential treatment regarding pricing, contracting, the granting of operational permits, or other economic benefits for entities which may have environmental standards that are stricter than ours or may be deemed to have less environmental impact.

In late 2010, the United States Environmental Protection Agency (“EPA”) issued the final Portland Cement National Emission Standard for Hazardous Air Pollutants (“Portland Cement NESHAP”) under the federal Clean Air Act (“CAA”). This rule required portland cement plants to limit emissions of mercury, total hydrocarbons, hydrochloric acid, and particulate matter by September 2013. The rule was challenged in federal court, and in December 2011, the D.C. Circuit Court of Appeals remanded the Portland Cement NESHAP to EPA and directed the agency to recompute the standards. In February 2013, EPA issued a revised final Portland Cement NESHAP rule that relaxed emissions limits for particulate matter and moved the compliance deadline to September 2015.

While we expect to continue to meet all emissions standards imposed by the Portland Cement NESHAP, the rule will continue to impose operating costs at each Cemex plant in the United States, and we could incur penalties if we fail to comply.

In February 2013, EPA issued revised final emissions standards under the CAA for commercial and industrial solid waste incinerators (the “CISWI rule”). If a material being used in a cement kiln as an alternative fuel is classified as a solid waste, the plant must comply with the CISWI rule. The CISWI rule covers nine pollutants and imposes potentially more stringent emissions limits on certain pollutants that also are regulated under the Portland Cement NESHAP. EPA received petitions to reconsider certain provisions of the CISWI rule. EPA granted reconsideration on four specific issues and finalized the reconsideration of the CISWI rule in June 2016. The CISWI rule was also challenged by both industrial and environmental groups in federal court. In July 2016, the D.C. Circuit issued a ruling upholding most of the rule and remanding several portions to EPA for further consideration. EPA has not issued a revised final rule after remand, but the portions of the rule upheld on appeal are final and in effect. The final CISWI rule established a compliance date of February 2018, which was not impacted by the appeal. As of December 31, 2023, none of our kilns at Cemex plants in the United States have been determined to be CISWI kilns; but, if they are determined to be CISWI kilns due to the use of certain alternative fuels, to the extent we were unable to meet the applicable emissions standards, the CISWI rule could have a material impact on our business operations.

CEMEX • 2023 20-F REPORT • 45

PART I

Under certain environmental laws and regulations, liability associated with investigation or remediation of hazardous substances can arise at a broad range of properties, including sites currently or formerly owned or operated by Cemex, as well as facilities at which any hazardous substances or wastes generated by us were sent for treatment, storage or disposal, or any areas affected while any hazardous substances or wastes were being transported. Such laws and regulations may apply without regard to fault, causation or knowledge of contamination. We occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities (or ongoing operational or construction activities) may lead to hazardous substance releases or discoveries of historical contamination that must be remediated, and closures of facilities may trigger compliance requirements that are not applicable to operating facilities. While compliance with these laws and regulations has not materially adversely affected our operations in the past, we cannot assure you that these requirements will not change, and that compliance will not adversely affect our operations in the future. Furthermore, we cannot assure you that existing or future circumstances or developments with respect to the impact of our operations will not require us to make significant remediation or restoration expenditures, which could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

The cement manufacturing process requires the combustion of large amounts of fuel and creates CO2 as a by-product of the calcination process. Therefore, efforts to address climate change through federal, state, regional, EU and international laws and regulations requiring reductions in emissions of CO2 and other greenhouse gases (“GHGs”) can create economic risks and uncertainties for our business. Such risks could include the cost of purchasing allowances or credits to meet GHG emission caps; the cost of paying higher energy costs or new CO2-related taxes; the cost of installing equipment, adopting new technologies or employing non-clinker cementitious materials and other processes to reduce emissions to comply with GHG limits or technological standards; higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls; and decreased profits or losses arising from decreased demand for our goods. To the extent that financial markets view climate change and GHG emissions as a financial risk or that certain laws and regulations limit our access to the financial markets or financial products due to environmental considerations, this could have a material adverse effect on our cost of and access to capital.

Given the uncertain nature of the actual or potential statutory and regulatory requirements for GHG emissions at the federal, state, regional, EU, and international levels, we cannot predict the impact on our operations or financial condition or make a reasonable estimate of the potential costs to us that may result from such requirements. However, the impact of any such requirements, whether individually or cumulatively, could have a material economic impact on our operations in the United States, Europe, Mexico, United Kingdom and in other jurisdictions where we operate. In particular, rules and regulations adopted in connection with the United States’ Nationally Determined Contributions (as defined below) under the Paris Agreement, emission reduction goals set by individual states, any new international treaty aiming to reduce the emission of greenhouse gases, the EU’s implementation of certain measures in order to achieve its 2030 climate target of at least 55% reduction of net emissions of GHG as compared to 1990, the expected start of an emissions trading system in Mexico in late 2024 and the United Kingdom’s implementation of the UK ETS (as defined below) could result in a material adverse effect on our financial performance. For more information on certain laws and regulations addressing climate change that we are, or could become, subject to, and the impacts to our operations arising therefrom, see “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters.”

A number of jurisdictions are considering or have implemented equivalents to the EU CBAM (as defined later) to ensure that industries subject to carbon regulation remain cost competitive. It is not clear to what extent Carbon Border Adjustment Mechanisms (“CBAM”) will mitigate or create economic distortions between different jurisdictions. The introduction of or modification of CBAMs and their interaction with emissions mitigation regimes such as emissions trading schemes may result in significant additional costs.

CEMEX • 2023 20-F REPORT • 46

PART I

Statistics reveal an increasing number of proceedings against CO2 emitters by private individuals and civil society organizations. We cannot rule out the possibility that we will also face legal action of this kind. The risks arising from such climate-related claims could be high, but cannot be estimated in more detail at present, given the wide variety of potential claims and the evolving legal landscape in this area.

If materialized, any inability to meet our emissions reduction and other sustainability commitments could have a significant impact on our reputation in light of shifting reporting requirements, and increased public scrutiny. It is also possible that organizations such as ours misreport CO2 emissions or sustainability information, or are found to have targets or to have made claims which are not ambitious enough, or which are deemed to be incomplete, vague, ambiguous, or insufficiently documented on a scientific basis. This might give rise to litigation or regulatory action or reduce our attractiveness to investors.

As part of our insurance-risk governance approach, from time to time we evaluate the need to address the financial consequences of any environmental releases or other incidents in connection with our operations through the purchase of insurance. As a result, we do arrange certain types of environmental impairment insurance policies for both site-specific, as well as multi-site locations. These insurance policies are designed to offer some assistance to our financial flexibility to the extent that an environmental incident could give rise to liabilities. However, we cannot assure you that a given environmental incident will be covered by the environmental insurance we have in place, or that the amount of such insurance will be sufficient to offset the liability arising from the incident. Any such liability may be deemed to be material to us and could have a material adverse effect on our business, financial condition, liquidity, results of operations, and reputation.

It may be difficult to enforce civil liabilities against us or the members of Cemex, S.A.B. de C.V.’s Board of Directors, our senior management, and controlling persons.

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

CEMEX • 2023 20-F REPORT • 47

PART I

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

We are one of the largest cement companies in the world, based on annual installed cement production capacity. As of December 31, 2023, we had 89.7 million tons of annual installed cement production capacity and our cement sales volumes in 2023 were 59.6 million tons. We estimate we are one of the largest ready-mix concrete and aggregates companies in the world with annual sales volumes of 47.1 million cubic meters and 138.8 million tons, respectively, in each case, based on our annual sales volumes in 2023. In 2023, we traded approximately 12 million tons of cementitious and non-cementitious materials in more than 50 countries, including approximately 9 million tons of cement and clinker and approximately 3 million tons of cementitious and other materials.

We operate in different parts of the world, with operations in Mexico, the United States, the EMEAA region and the SCA&C region. We had total assets of $28,433 million as of December 31, 2023, and an equity market capitalization of $11,764 million as of April 24, 2024.

CEMEX • 2023 20-F REPORT • 48

PART I

As of December 31, 2023, our cement production facilities were located in Mexico, the United States, the United Kingdom, Germany, Spain, Poland, the Czech Republic, Croatia, Egypt, the Philippines, the UAE, Colombia, Panama, Nicaragua (leased), Guatemala, the Dominican Republic, Puerto Rico, Trinidad and Tobago, Jamaica and Barbados. As of December 31, 2023, our assets (after eliminations), cement and grinding plants, and installed capacity were as set forth below on an unconsolidated basis by region. Installed capacity, which refers to theoretical annual production capacity, represents gray portland cement and white cement grinding capacity, and includes installed capacity of cement and grinding plants that have been temporarily closed. Installed capacity may vary due to product mix changes in our production facilities.

	As of December 31, 2023
	Consolidated assets (in millions of Dollars)	Number of Cement and Grinding Plants	Installed Cement Grinding Capacity (in millions of tons per annum)

Mexico	$5,381	15	28.2

United States(1)	12,998	10	14.1

EMEAA		22	34.2

United Kingdom(2)	1,490	3	3.6

France	963	—	—

Germany	509	2	3.1

Poland	415	3	3.5

Spain(3)	666	6	7.7

Philippines	795	2	5.7

Israel	808	—	—

Rest of EMEAA(4)	863	6	10.6

SCA&C		13	13.2

Colombia	1,007	4	4.1

Panama	292	1	1.2

Caribbean TCL(5)	478	3	2.9

Dominican Republic	233	1	2.4

Rest of SCA&C(6)	280	4	2.6

Reportable Segments	27,178	60	89.7

Other activities	1,206	—	—

Assets held for sale	49	—	—

Total Consolidated	$28,433	60	89.7

“—” Not applicable

The above table excludes our proportional interest in the installed capacity of companies in which we hold a non-controlling interest and reflects our organizational structure as of December 31, 2023.

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

(4)	“Rest of EMEAA” refers mainly to our operations in the Czech Republic, Croatia, Egypt, and the UAE.

(5)	“Caribbean TCL” refers to TCL’s operations mainly in Trinidad and Tobago, Jamaica, Barbados, and Guyana.

(6)	“Rest of SCA&C” refers mainly to our operations in Peru, Puerto Rico, Nicaragua, Jamaica, the Caribbean, and Guatemala, excluding the operations of TCL.

Beginning in the late 1980s, we embarked on a major geographic expansion program intended to diversify our cash flows and enter into markets whose economic cycles within the cement industry operate largely independently from Mexico and which, at the time, we believed offered long-term growth potential. We have also built an extensive

CEMEX • 2023 20-F REPORT • 49

PART I

network of marine and land-based distribution centers and terminals that give us marketing access around the world. As part of our strategy, we have undertaken and are undertaking actions designed to streamline and reposition our portfolio with the goal of achieving a higher profitable growth. As such, we expect to rebalance our portfolio by focusing on the markets that we believe offer long-term growth potential and retaining those assets that we believe are best suited to grow, offering us long-term profitability. While these actions are being undertaken, we could continue to complement our strategy with organic, bolt-on investments, on a stand-alone basis or with other partners, using a metropolis-centric approach leveraging our related businesses and digital strategy. The following are our most significant acquisitions, divestitures and reconfigurations that we have announced or closed since 2021 through 2023:

•

In January 2021, one of our subsidiaries in Israel acquired two ready-mix concrete plants from Kinneret and Beton-He’Emek for an amount in shekels equivalent to $6 million. After the conclusion of the purchase price allocation to the fair values of the assets acquired and liabilities assumed of this business, we determined goodwill of $5 million.

•

On February 16, 2021, we acquired the ready-mix assets of Beck Readymix Concrete Co. LTD., including three ready-mix concrete plants and one portable plant to service the San Antonio, Texas metropolitan area and surrounding areas.

•

On March 31, 2021, we sold 24 concrete plants and one aggregates quarry in France to the Holcim Group (“Holcim”) for an amount in Euros equivalent to $44 million. These assets were located in the Rhône-Alpes region in the Southeast of France, east of our operations in Lyon. The operations related to these assets for the three-month period ended March 31, 2021 are presented in our statements of income, net of income tax, as part of the single line item “Discontinued operations.”

•	On April 12, 2021, we signed, and then successfully closed, an agreement to acquire from Eqiom Granulats two aggregates quarries and one rail-enabled platform in the North Paris Metropolitan area.

•

On July 9, 2021, we concluded the sale agreed in March 2019 of our white cement business, except for Mexico and the U.S., to Çimsa Çimento Sanayi Ve Ticaret A.S. for a total consideration of $155 million. Assets sold included our Buñol cement plant in Spain and white cement customer list. Our operations of these assets in Spain for the period from January 1, 2021 to July 9, 2021 are reported in the statements of income, net of income tax, as part of the single line item “Discontinued operations,” including in 2021 a loss on sale of $67 million net of the proportional allocation of goodwill of $41 million.

•

On October 4, 2021, we signed, and then successfully closed, an agreement to acquire from HeidelbergCement AG (“Heidelberg”) a limestone quarry with a waste management operation near the Madrid metropolitan area and three concrete plants in the Balearic Islands.

•

On December 10, 2021, through a subsidiary in Mexico, we acquired Broquers Ambiental, a sustainable waste management company, for a total consideration of $13 million. Broquers Ambiental assets included a plant for solid waste treatment for its use as alternate fuel. During 2022, considering the valuation of the fair values of the assets acquired and liabilities assumed, we determined goodwill of $4 million.

•

On July 11, 2022, through a subsidiary in Germany, we completed the acquisition of a 53% stake in the German aggregates company ProStein GmbH & Co. KG (“ProStein”) for a total consideration of $21 million. The investment expanded our aggregates business in the region and we estimate that it increased the life of the aggregates’ reserves for our operations in Central Europe for at least the next 25 years as of 2022. The majority stake in ProStein’s assets added a full range of fine and hard aggregates to our aggregates portfolio. In addition to supplying the greater Berlin area, the additional capacity can supply several urban centers in Poland and the Czech Republic. ProStein’s assets included six active hardstone plants and six construction

CEMEX • 2023 20-F REPORT • 50

PART I

demolition and excavation waste (“CDEW”) recovery sites. During 2023, based on the valuation of the fair values of the assets acquired and liabilities assumed, we did not determine any goodwill.

•

On August 31, 2022, we announced that we, through certain of our subsidiaries, successfully concluded the sale agreed in December 2021 of our operations in Costa Rica and El Salvador to affiliates of Cementos Progreso Holdings, S.L. (“Progreso”) for a total consideration of $325 million, related to our aggregate controlling interest. The divested assets consisted of one fully integrated cement plant, one grinding station, seven ready-mix plants, one aggregate quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. Our operations of these assets in Costa Rica and El Salvador for the year ended December 31, 2021 and for the period from January 1, 2022 to August 31, 2022 are reported in the statements of income, net of income tax, as part of the single line item “Discontinued operations,” including in 2022 a gain on sale of $240 million, which includes the reclassification of foreign currency translation effects accrued in equity until the disposal date.

•

On October 25, 2022, we created a partnership with Advent International (“Advent”). As part of the partnership, we sold to Advent a 65% stake in Neoris N.V. (“Neoris”) for a total consideration of $119 million. While surrendering control to Advent, we retain a 35% stake and remain as a key strategic partner and customer of Neoris. Our retained 35% stake in Neoris was remeasured at fair value at the date of loss of control and was subsequently accounted for under the equity method and presented in the line item “Investments in associates and joint ventures.” Neoris’ results for the year ended December 31, 2021 and for the period from January 1 to October 25, 2022 are reported in the statements of income, net of income tax, in the single line item “Discontinued operations,” including a gain on sale of $117 million in 2022, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control.

•

On January 25, 2023, in Manila, Philippines, Cemex Asian South East Corporation (“CASEC”), an indirect subsidiary of Cemex, filed a Tender Offer Report on Form 19-1 with the Securities and Exchange Commission of the Philippines and the Philippine Stock Exchange, pursuant to Rule 19 of the Securities Regulation Code of the Philippines, in connection with its intention to conduct a voluntary tender offer (the “CHP Tender Offer”) to acquire a minimum of 1 and a maximum of 1,614,000,000 common shares of CHP. The tender offer period commenced on February 16, 2023 and lasted for a period of 20 business days, ending on March 16, 2023. Payment of the net proceeds of the validly tendered shares took place on March 30, 2023. As part of the CHP Tender Offer, CASEC acquired 1,614,000,000 common shares of CHP, resulting in CASEC owning 89.86% of the outstanding common shares of CHP. In the CHP Tender Offer, CASEC paid 1.30 Philippine Pesos per share, an equivalent of 2,098.20 million Philippine Pesos ($37.88 million as of December 31, 2023, based on an exchange rate of 55.37 Philippine Pesos to $1.00) for all the acquired shares.

•

On January 30, 2023, through a subsidiary, we acquired a 51% stake in SHTANG, a CDEW recycling company, for a price of $13 million. SHTANG has been awarded a 13-year license to build and operate the CDEW recycling facility. We expect this facility to be capable of processing 600,000 tons of waste annually. The CDEW production is expected to be used as raw materials for aggregate production. As of December 31, 2023, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, we determined a goodwill of $3 million.

•

On February 3, 2023, the Colombian Financial Superintendency (Superintendencia Financiera de Colombia) authorized Cemex España, S.A. (“Cemex España”) to commence a public delisting tender offer (the “Delisting CLH Offer”) to acquire a minimum of one ordinary share and a maximum of 26,281,913 ordinary shares of CLH. The period to tender CLH shares under the Delisting CLH Offer concluded on February 28, 2023, with the final results of the Delisting CLH Offer being confirmed on March 3, 2023. As a result of the Delisting CLH Offer, we acquired 23,232,946 ordinary shares of CLH, increasing our interest to 99.46% of CLH (excluding shares owned by CLH) and delisted CLH’s shares from the Colombian Stock Exchange (Bolsa de Valores de Colombia). The registry of CLH’s shares in the National Registry of Securities and Issuers (Registro Nacional

CEMEX • 2023 20-F REPORT • 51

PART I

de Valores y Emisores) was canceled thereafter. The total consideration that we paid as a result of the acquisition of the validly tendered shares amounted to 4,735 Colombian Pesos per share, totaling 110,007,999,310 Colombian Pesos ($28.78 million as of December 31, 2023, based on an exchange rate of 3,822.05 Colombian Pesos to $1.00).

•

On May 11, 2023, through a subsidiary, we completed the purchase of the assets of Atlantic Minerals Limited in Newfoundland, Canada, consisting mainly of an aggregates quarry and maritime port operations for a price of $75 million. With this investment, we secured a new long-term aggregates reserve for our operations in Florida and the east coast of the United States, as well as a source for chemical-grade stone. As of December 31, 2023, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, we did not determine any goodwill.

•

On May 18, 2023, through a subsidiary, we acquired a mortar plant near Madrid, Spain expected to be part of our Urbanization Solutions business for an immaterial amount. This plant is expected to reach 100,000 metric tons of production at full capacity.

•	On August 30, 2023, through a subsidiary, we acquired two quarries near Madrid, Spain for an immaterial amount. We expect this acquisition to strengthen our limestone reserves.

•

On November 1, 2023, through a subsidiary in Germany, for a total consideration of $13 million we completed the acquisition of Kiesel, a mortars and adhesives company in the construction industry based in Germany that serves the German, French, Polish, and Czech markets, consisting of a production facility and five distribution locations. As of December 31, 2023, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, we determined goodwill of $5 million.

CEMEX • 2023 20-F REPORT • 52

PART I

Geographic Breakdown of External Revenues by Reportable Segment for the Year Ended December 31, 2023

The following chart indicates the geographic breakdown of our external revenues by reportable segment, for the year ended December 31, 2023:

Breakdown of External Revenues by Line of Business for the Year Ended December 31, 2023

The following chart indicates the breakdown of our external revenues by line of business for the year ended December 31, 2023:

CEMEX • 2023 20-F REPORT • 53

PART I

Our Businesses

We strive to provide superior building solutions in the markets we serve. To this end, we tailor our products and services to suit customers’ specific needs, from home construction, improvement, and renovation to infrastructure, commercial, industrial, agricultural, and marine/hydraulic applications.

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

There are two primary processes used to manufacture cement: the dry process and the wet process. The dry process is more fuel efficient. As of December 31, 2023, 48 of our 50 operative cement production plants used the dry process and two used the wet process. Our operative production plants that use the wet process are in Nicaragua (leased) and Trinidad and Tobago. In the wet process, the raw materials are mixed with water to form slurry, which is fed into a kiln. Fuel costs are greater in the wet process than in the dry process because the water that is added to the raw materials to form slurry must be evaporated during the clinker manufacturing process. In the dry process, the addition of water and the formation of slurry are eliminated, and clinker is formed by calcining the dry raw materials. In the most modern application of this dry process technology, the raw materials are first blended in a homogenizing silo and processed through a pre-heater tower that utilizes exhaust heat generated by the kiln to pre-calcine the raw materials before they are calcined to produce clinker.

Clinker and gypsum are fed in pre-established proportions into a cement grinding mill where they are ground into an extremely fine powder to produce finished cement. We primarily cover our gypsum needs from third parties; however, we also operate gypsum quarries in the United States, Spain, the Dominican Republic and Egypt. Our main types of cement include the following:

Gray Portland Cement. Our gray portland cement is a high-quality, cost-effective building material, mainly composed of clinker, that meets applicable chemical and physical requirements and is widely used in all construction segments: residential, commercial, industrial, and public infrastructure.

CEMEX • 2023 20-F REPORT • 54

PART I

White Cement. We manufacture this type of cement with limestone, low iron content kaolin clay, and gypsum. Customers use our white portland cement in architectural works requiring great brightness and artistic finishes, to create mosaics and artificial granite, and for sculptural casts and other applications where white prevails.

Masonry or Mortar. Masonry or mortar is a portland cement that we mix with finely ground inert matter (limestone). Our customers use this type of cement for multiple purposes, including concrete blocks, templates, road surfaces, finishes, and brick work.

Oil-well Cement. Our oil-well cement is a specially designed variety of hydraulic cement produced with gray portland clinker. It usually forges slowly and is manageable at high temperatures and pressures. Produced in classes from A to H and J, our oil-well cement is applicable for different depth, chemical aggression, or pressure levels.

Blended Cement. Blended hydraulic cements are produced by inter-grinding or blending portland cement and supplementary cementitious materials such as ground granulated blast furnace slag, fly ash, silica fume, calcined clay, hydrated limestone, and other pozzolans. The use of blended cements in ready-mix concrete reduces mixing water and bleeding, improves workability and finishing, inhibits sulfate attack and the alkali-aggregate reaction, and reduces the heat of hydration. Cemex offers an array of blended cements which have a lower CO2 footprint resulting from their lower clinker content due to the addition of supplementary cementitious materials. The use of blended cements reinforces our dedication to sustainable practices and furthers our objective of offering an increasing range of products with sustainable attributes.

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

We continuously work to improve the properties of ready-mix concrete that make it a key component of construction with sustainable attributes: durability, resistance to aggressive environments, light reflection, and capacity to store energy, among others. We also constantly work to develop innovative solutions that advance the sustainable attributes of structures made with ready-mix concrete. This way, our customers can design buildings with sustainable attributes that can take advantage of the benefits of concrete in a wide range of applications. We offer engineered concrete for harbors and bridges with a special design of high-performance concrete that combines durability and low

CEMEX • 2023 20-F REPORT • 55

PART I

maintenance with resistance to aggressive environments, and for industrial applications which consists of concrete with high acid resistance which is robust and durable for such uses as cooling towers. We also offer concrete for building and housing used for structures such as self-compacting concrete that improves the strength and durability of building structures, while reducing energy use and noise due to concrete vibration, and envelope concrete such as structural lightweight concrete or insulating concrete forms which offer insulation solutions to improve energy efficiency in buildings, and concrete for building design that takes advantage of concrete’s capacity to store energy-its thermal mass-minimizing temperature fluctuations in a building over the course of the day, reducing the need for additional heating and cooling. We also offer ready-mix concrete for water and wastewater management and for roads and pavements.

The types of ready-mix concrete we offer our clients include, but are not limited to:

Standard Ready-Mix Concrete. Standard ready-mix concrete is the most common form of concrete. It is prepared for delivery at a concrete plant instead of mixed on the construction site.

Architectural and Decorative Concrete. This type of ready-mix concrete can provide a structural function, as well as an aesthetic or decorative finish. It can offer smooth or rough surfaces or textures, as well as a variety or range of colors.

Rapid-Setting Concrete. Designed to enhance early strength development, this type of ready-mix concrete allows fast formwork removal, accelerated construction sequencing, and rapid repair for such jobs as roads and airport runways. Typically used in low temperature (5-10°C) concreting during winter, this type of ready-mix concrete can also be used in buildings, railways, and precast applications. In addition to saving time, this type of ready-mix concrete technology offers improved durability and acid resistance.

Fiber-Reinforced Concrete. Ready-mix concrete designed with micro or macro fibers that can be used either for structural applications, where the fibers can potentially substitute for steel rebar reinforcement, or for reducing shrinkage, primarily early age shrinkage. Macro fibers can significantly increase the ductility of concrete, making it highly resistant to crack formation and propagation.

Fluid-Fill Concrete. Fluid mortar or ready-mix concrete simplifies the process of laying pipe and cable by surrounding the pipe or cable with a tightly packed shell that provides protection from the elements, prevents settling, and enables crews to work quickly.

Roller-Compacted Concrete. Compacted in place and cured, roller-compacted concrete is a zero-slump ready-mix concrete with the abrasion resistance to withstand high velocity water, making it the material of choice for spillways and other infrastructure subject to high flow conditions. It represents a competitive solution in terms of cost and durability when compared to asphalt.

Self-Consolidating Concrete. Self-consolidating concrete has very high flow; therefore, it is self-leveling, eliminating the need for vibration. Due to the superplasticizers used, chemical admixtures that impart very high flow, self-consolidating concrete exhibits very high compaction as a result of its low air content. Consequently, self-consolidating concrete can have very high strengths, exceeding 50 megapascals.

Pervious Concrete. Because of its unique design mix, pervious concrete is a highly porous material that allows water, particularly rainwater, to filter through, reduces flooding and heat concentration by up to 4°C, and helps to prevent skidding on wet roads. This ready-mix concrete is ideally used in parking lots, footpaths, and swimming pool border applications.

Antibacterial Concrete. This type of ready-mix concrete helps to control bacteria growth and is used to help maintain clean environments in structures such as hospitals, laboratories, and farms.

CEMEX • 2023 20-F REPORT • 56

PART I

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

The types of aggregates we offer our clients include, but are not limited to:

Crushed Stone and Manufactured Sand. These products are obtained by mining rock and breaking it down to a preferred size. In the case of manufactured sand, the product is obtained by crushing rock to the selected shape or texture, ensuring product and project specifications are met. Sources of crushed stone can be igneous, sedimentary, or metamorphic.

Gravel. Gravel deposits are produced through a natural process of weathering and erosion. It can be used for roads, for concrete manufacturing, or for decorative purposes.

Sand: Sand occurs naturally and is composed of fine rock material and mineral particles. Its composition is variable depending on the source. It can be used for roads, concrete manufacturing, or sanitation.

Recycled Concrete. Recycled concrete is created by breaking, removing, and crushing existing concrete to a preferred size. It is commonly used as a base layer for other construction materials because it compacts to form a firm surface.

CEMEX • 2023 20-F REPORT • 57

PART I

Urbanization Solutions

Urbanization Solutions is one of our four core businesses, a portfolio of products and services that leverages our building materials expertise to offer complementary solutions for sustainable cities, emphasizing net-zero and sustainability, circular solutions, and resilient buildings and infrastructure. Urbanization solution focuses on four key market segments:

Performance Materials.

Performance materials are formulated products that are used to modify or enhance the performance of building materials and construction systems. Performance materials include admixtures, mortars (e.g., masonry, rendering and plastering, tile setting systems, among others) and asphalt. The following are examples of performance materials we offer to our customers:

•	Admixtures ISOMILL 4000 Series grinding aids and cement enhancers that provide significant carbon reduction, higher process efficiency and enhanced strength.

•	Admixtures ISOFLOW 6000 Series high-performance superplasticizer technology for ready-mixed concrete producers that enable water and carbon reduction of up to 50% in concrete mix designs.

•

Cemex dry silo mortar provides an innovative and efficient solution to mortar delivery, particularly to larger sites. There is no need for mixing areas on site as all the material is pre-blended in the silo. The guaranteed color, consistency and controlled workability are backed up by Cemex’s training and support. The dedicated Cemex dry silo team can support with silo placement and specification.

•

VIALOW is our low temperature asphalt, that enables quicker re-opening of road works after completion, as the asphalt reaches appropriate trafficking temperatures faster than conventional hot mix asphalt. VIALOW reduced carbon asphalt includes the option to offset residual CO2 to provide a CarbonNeutral® product, in accordance with the CarbonNeutral® Protocol.

Industrialized Construction.

We manufacture finished building elements that are easy and safe to transport and install on-site. Industrialized construction products range from precast components to complete structures, 2D panels, 3D modules, 3D structures, etc. The following are examples of industrialized construction products we offer to our customers:

•	Precast elements for mobility and urban infrastructure: these include rail sleepers, box culverts, bridges, drainage basins, barriers, and parking curbs.

•

High-end architectural concrete products with a range of styles for different building and urban landscaping projects: these include fully serviced façade panels, standard and architectural blocks, block paving, and decorative paving solutions.

•	Social infrastructure solutions for rapid response: these include solutions like fully equipped COVID-19 hospital sections.

Circularity.

We provide services that improve the circularity of the construction value chain by focusing on three waste streams:

•

Construction, Demolition & Excavation Waste—These are generated specifically from the built environment. All debris, returned concrete, bricks, shingles, wood, excavation soil, etc., that can be recycled and reintegrated is incorporated into the construction value chain as raw materials. As an example, the Cemex Circularity Center

CEMEX • 2023 20-F REPORT • 58

PART I

in France, located in an industrial harbor in Paris, offers a wide range of circular economy services to the construction industry. The center receives a variety of materials, including construction, demolition and excavation waste, that is processed and transformed into recycled aggregates used in different infrastructure projects, such as the Grand Paris, and as insert materials for land restoration.

•

Industrial by-products—These are derived from waste streams of various industries. This allows Cemex to contribute to the preservation of natural resources and reduce our CO2 footprint. Substances such as slag, fly ashes, pozzolans, calcined clays, and other decarbonated raw materials serve as alternatives to limestone and clinker in our production processes.

•

Municipal & Industrial Waste—These originate from households, commercial activities, and industrial operations, including the waste generated from our increasing operational presence in metropolitan areas in Mexico. The process captures recyclables from waste streams, and transforms most of the remaining non-recyclable waste into alternative fuels. These fuels replace part of the fossil fuels used in our cement kilns, subsequently increasing the sustainability attributes of our products and reducing our carbon footprint.

Related Services.

We provide complementary services to offer integrated solutions through logistics and transportation, retail, pavement services and design and engineering, among others, that add value along the construction value chain. These services enable Cemex to provide value for our customers by offering building solutions for their construction needs. The following are examples of related services we offer to our customers:

•

Logistics services provide multi-faceted transportation solutions like Alliera (a business unit that provides supply chain solutions in North America), as well as our New Line Transport business that serves the pneumatic tank, aggregate dump, and flatbed markets promoting safety and providing a superior customer service through a centralized customer care dispatch center.

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

•

Design and engineering services like Construhub, a Building Information Modeling (“BIM”) platform based on BIM methodology that reduces risks, improves quality, and facilitates the delivery of projects on time and within budget for our clients.

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

CEMEX • 2023 20-F REPORT • 59

PART I

The following are examples of the different services offered to our customers throughout our operations, which may vary from location to location:

Enhanced Loading Experience. This service offers our customers flexibility and efficiency by applying technologies and solutions in the loading process in order to, among other results, minimize loading time and improve truck efficiency. These technologies and solutions include: ATM-like bulk-cement, fast lanes, real time loading status, license plate recognition, and radio-frequency identification.

Customer-oriented Educational and Training Services. Webinars continue to be an effective channel to engage with existing and potential customers. In 2023, Cemex hosted over 98 webinars on several topics, including Cemex Go trainings about new functionalities, new product releases, Vertua, and sustainability.

Online Services. During 2023, within the Houston ready-mix market, we focused on enabling and deploying the online connection experience with digital confirmation, allowing customers to confirm orders in real-time from both mobile and web platforms. This new feature includes the ability to fully manage orders, which allows for consumers to modify, cancel, and repeat orders at any time during the online process without interruption. Additional milestones include the introduction of the Multiple Orders feature, which allows customers to create and confirm several orders at the same time, as well as the Various locations feature, which provides customers the ability to create new points of delivery. We aim to roll out these new features to the rest of the United States, as well as the United Kingdom, throughout 2024.

Service Centers. Our Service Centers globally play a key role in providing a superior customer experience to our customers. In 2023, we significantly advanced standard processes and platforms for our omnichannel customer experience and leveraged data to enable rich, agile and personalized customer interactions.

Technical Support. We aim to provide our customers with top-level technical assistance through our state-of-the-art equipment and our highly professional, well-trained technical services staff. We strive to provide value above and beyond fulfilling our customers’ need for cement, aggregates, ready-mix concrete, and related products such as mortar.

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

CEMEX • 2023 20-F REPORT • 60

PART I

Open-pit mines are typically enlarged until either the mineral resource is exhausted or an increasing ratio of overburden to exploitable material makes further mining uneconomic. In some cases, we also extract raw materials by dredging underwater deposits.

Raw materials for our own cement production processes are obtained mainly from our own sources. However, we may cover our aggregates and other raw materials needs through supply from third parties. For the year ended December 31, 2023, approximately 3.6% of our total raw material needs were supplied by third parties.

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

Our resources estimates are prepared by Cemex’s engineers and geologists, some of which are considered qualified persons under sub-part 1300 of Regulation S-K of the Securities Act (“Regulation S-K 1300”), and such estimates are then analyzed and verified annually by other business units within the Company, jointly with the associated regional technical managers, once information is available. Our quarries must also be operated and maintained in accordance with applicable environmental permits and requirements. For more information, see “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters” for details. In specific circumstances we have used the services of third-party geologists and/or engineers to validate our own estimates. The three categories of resources, in decreasing level of confidence, are the following:

(1)

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

(2)

An indicated mineral resource is that part of a mineral resource for which quantity is estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. An indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource and may only be converted to a probable mineral reserve.

(3)

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

(1)

Proven reserves are for which (i) the quantity is computed from dimensions revealed by drill data, together with other direct and measurable observations such as outcrops, trenches and quarry faces; (ii) the grade and/or

CEMEX • 2023 20-F REPORT • 61

PART I

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

(2)

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

The main equipment utilized in our production sites consists of the following:

•	In our cement facilities: drills, crushers, kilns, coolers, mills, packing/loading machines, pay loaders, excavators, off-road trucks, and other material handling equipment.

•	In our ready-mix concrete facilities: batch plants, silos, and mobile equipment and mixer trucks.

•	In our aggregates facilities: drills, crushers, screens, belt conveyors, pay loaders, excavators, trucks, and other material handling equipment.

Our estimates distinguish between owned and leased reserves, the latter being determined over the term of the lease contract, and including only those permitted reserves which are proven and probable. As of December 31, 2023, our total cement raw materials and aggregates resources and reserves were located in 385 sites, comprising a property surface of approximately 91,569 hectares. Of these sites, 73.7% are located on land owned by Cemex, 10.4% are on land leased by Cemex, and 13.0% are on land owned in part and leased in part. The following maps show our production stage and development stage quarries’ locations as of December 31, 2023:

Mexico, USA, and SCA&C regions

CEMEX • 2023 20-F REPORT • 62

PART I

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

As of December 31, 2023, we have 303 cement raw materials and aggregates properties in the production stage, 64 properties in the development stage and 18 properties in the exploration stage.

As of December 31, 2023, we had 135 cement raw materials quarries in the production and development stage and nine quarries in exploration stage across our global operations, serving our facilities dedicated to cement production, which are commonly located at or near the cement plant facilities. Annualized production of cement raw materials totaled 61.2 million tons for 2023, 67.4 million tons for 2022 and 75.5 million tons for 2021. We estimate that our proven and probable cement raw material reserves, on a consolidated basis, have an average remaining life of approximately 81.8 years. Average remaining life, also known as years to depletion, is calculated based on total reserves divided by the average production of the five previous years; so, for the year ended December 31, 2023, total reserves are divided by the average annual cement raw materials production between the years ended December 31, 2019 and December 31, 2023. Reserves and production from the quarry located in Maceo are excluded from this calculation. As of December 31, 2023, we operated substantially all of our cement raw materials quarries, some of which are jointly-operated with third parties.

CEMEX • 2023 20-F REPORT • 63

PART I

The tables set forth below present our total measured, indicated and inferred cement raw materials resources (exclusive of proven and probable reserves) and permitted (based on our interpretation of existing permits) proven and probable cement raw materials reserves by geographic segment and material type extracted or produced in our cement raw materials quarries operations.

		As of December 31, 2023
		Resources (million tons)(5)(6)(7)
Country(1)	Mineral	Measured (M)	Indicated (I)	Total (M) + (I)	Inferred

Mexico(2)	Limestone	58	325	383	1,551

	Clay	7	0	7	105

	Others	0	1	1	4

United States(3)	Limestone	19	184	202	321

	Clay	0	0	0	0

	Others	0	0	0	0

EMEAA:

United Kingdom	Limestone	0	59	59	0

	Clay	0	5	5	0

Germany	Limestone	0	0	0	51

Poland	Limestone	0	0	0	174

Spain	Limestone	5	0	5	207

	Clay	0	0	0	2

	Others	0	0	0	0

Philippines(4)

Property that supplies Solid Cement

Plant	Limestone	494	394	888	0

Other properties	Limestone	195	190	385	0

	Clay	0	0	0	0

	Others	0	0	0	0

Rest of EMEAA	Limestone	266	0	266	89

	Clay	71	0	71	0

	Others	0	0	0	0

SCA&C:

Colombia	Limestone	348	413	761	927

	Clay	57	58	115	11

	Others	4	7	11	3

Panama	Limestone	52	4	55	0

	Clay	1	1	2	0

Caribbean TCL	Limestone	252	0	252	0

	Clay	0	0	0	0

	Others	0	0	0	0

Dominican Republic	Limestone	391	0	391	0

	Clay	4	0	4	0

	Others	0	50	50	0

Rest of SCA&C(8)	Limestone	14	5	20	0

	Clay	0	0	0	0

	Others	0	0	0	0

CEMEX • 2023 20-F REPORT • 64

PART I

		As of December 31, 2023
		Resources (million tons)(5)(6)(7)
Country(1)	Mineral	Measured (M)	Indicated (I)	Total (M) + (I)	Inferred

Cemex Consolidated	Limestone	2,092	1,574	3,667	3,321

	Clay	140	64	205	118

	Others	4	58	62	7

	Totals	2,237	1,696	3,934	3,446

		As of December 31, 2023
		Reserves (million tons)(5)(6)(7)
Country(1)	Mineral	Number of quarries(8)	Proven	Probable	Total	2023 Annualized Production

Mexico(2)	Limestone	15	1,305	1,614	2,919	20.4

	Clay	12	154	148	302	2.2

	Others	12	5	4	9	0.3

United States(3)	Limestone	20	490	130	620	9.5

	Clay	3	16	16	32	0.3

	Others	3	1	0	1	0.1

EMEAA:

United Kingdom	Limestone	2	47	0	47	1.4

	Clay	3	20	0	20	0.5

Germany	Limestone	1	4	77	81	1.7

Poland	Limestone	2	112	84	196	2.3

Spain	Limestone	11	100	70	170	2.3

	Clay	4	1	5	6	0.1

	Others	2	0	15	15	0.0

Philippines(4)

Property that supplies Solid Cement Plant	Limestone	4	257	0	257	1.0

Other properties	Limestone	3	96	35	131	2.7

	Clay	1	0	0	0	0.0

	Others	2	4	0	4	0.3

Rest of EMEAA	Limestone	6	81	194	275	5.6

	Clay	2	3	13	16	0.7

	Others	1	0	0	0	0.0

SCA&C:

Colombia	Limestone	11	59	150	208	3.0	(9)

	Clay	2	7	5	12	0.0

	Others	2	1	4	4	0.1

Panama	Limestone	3	55	31	86	1.4

	Clay	2	5	1	6	0.2

Caribbean TCL	Limestone	4	1	23	24	2.3

	Clay	1	0	5	5	0.0

	Others	3	0	14	14	0.4

Dominican Republic	Limestone	1	86	0	86	2.0

	Clay	1	16	0	16	0.0

	Others	1	10	0	10	0.2

CEMEX • 2023 20-F REPORT • 65

PART I

		As of December 31, 2023
		Reserves (million tons)(5)(6)(7)
Country(1)	Mineral	Number of quarries(8)	Proven	Probable	Total	2023 Annualized Production

Rest of SCA&C	Limestone	4	2	9	11	0.3

Cemex Consolidated	Limestone	87	2,695	2,417	5,112	55.8

	Clay	31	222	193	416	4.1

	Others	26	21	37	59	1.3

	Totals	144	2,938	2,648	5,586	61.2

(1)	Country indicates location unless otherwise noted.

(2)	Our cement raw materials operations in Mexico include three limestone quarries that also produce hard rock aggregates.

(3)	Our cement raw materials operations in the United States include one limestone quarry that also produces hard rock aggregates.

(4)

Although Cemex, S.A.B. de C.V. consolidates CHP into its consolidated financial statements under IFRS, as of December 31, 2023 we did not control the raw materials used in our operations in the Philippines. Such raw materials were primarily supplied by APO Land & Quarry Corporation (“ALQC”) and Island Quarry and Aggregates Corporation (“IQAC”). As of December 31, 2023, ALQC was wholly owned by Impact Assets Corporation, which is a corporation in which we owned a 40% equity interest. As of December 31, 2023, IQAC was wholly owned by Albatross Holdings, Inc. (“Albatross Holdings”), which is a corporation in which we owned a 40% equity interest. Values presented for properties in the Philippines have not been prorated by the 40% interest.

(5)	Figures for reserves and resources are rounded.

(6)

Our 2023 cement raw materials resources and reserves were estimated based on an average sales price during 2023 for cement of $135.2 per metric ton, excluding freight. This price is impacted by product mix, location, and exchange rates. One ton of limestone is used to produce 1.08 tons of cement.

(7)	Resources and reserves are reported excluding expected wastes, meaning its best estimation of final usable/saleable material.

(8)	The number of quarries may include sites in exploration stages.

(9)	Production from the quarry located in Maceo is excluded from this calculation.

As of December 31, 2023, we had 232 aggregates quarries in the production and development stage and nine quarries in the exploration stage across our global operations, mostly dedicated to serving our ready-mix concrete and aggregates businesses. Annualized production of aggregates totaled 112.5 million tons for 2023, 117.7 million tons for 2022 and 116.1 million tons for 2021. We estimate that our proven and probable aggregates reserves, on a consolidated basis, have an average remaining life of 30 years. Average remaining life, also known as years to depletion, is calculated based on total reserves divided by the average production of the five previous years; so, for the year ended December 31, 2023, total reserves are divided by the average annual cement raw materials production between the years ended December 31, 2019 and December 31, 2023. As of December 31, 2023, we operated substantially all of our aggregates quarries, some of which are jointly-operated with third parties.

The tables set forth below present our total measured, indicated, and inferred aggregates resources (exclusive of proven and probable reserves) and permitted (based on our interpretation of existing permits) proven and probable aggregates reserves by geographic segment and material type extracted or produced in our aggregates quarries operations. We note that the locations of our aggregates reserves differ from those of our cement reserves:

		As of December 31, 2023
		Resources (million tons)(4)(5)(6)
Country(1)	Mineral	Measured (M)	Indicated (I)	Total (M) + (I)	Inferred

Mexico	Hardrock	1	21	22	24

United States(2)	Hardrock	100	125	225	1,201

	Sand&Gravel	40	352	392	36

	Others	0	0	0	0

EMEAA:

United Kingdom	Hardrock	0	54	54	24

	Sand&Gravel	28	150	178	148

France	Hardrock	0	0	0	49

	Sand&Gravel	0	24	24	35

CEMEX • 2023 20-F REPORT • 66

PART I

		As of December 31, 2023
		Resources (million tons)(4)(5)(6)
Country(1)	Mineral	Measured (M)	Indicated (I)	Total (M) + (I)	Inferred

Germany	Hardrock	24	19	43	3

	Sand&Gravel	3	1	4	1

Poland	Hardrock	0	0	0	25

	Sand&Gravel	12	6	17	3

Spain	Hardrock	0	0	0	0

	Sand&Gravel	0	0	0	0

	Others	0	0	0	0

Philippines(3)	Hardrock	144	208	352	0

Israel	Hardrock	0	0	0	0

	Sand&Gravel	0	0	0	0

Rest of EMEAA	Hardrock	0	0	0	1

	Sand&Gravel	0	17	17	0

SCA&C:

Colombia	Sand&Gravel	0	0	0	0

Panama	Hardrock	0	0	0	0

	Others	0	0	0	0

Caribbean TCL	Hardrock	0	212	212	4,700

	Sand&Gravel	4	5	9	0

Dominican Republic	Hardrock	0	0	0	0

Rest of SCA&C	Sand&Gravel	0	0	0	0

Cemex Consolidated	Hardrock	269	639	908	6,027

	Sand&Gravel	155	663	818	610

	Others	142	52	194	76

	Totals	566	1,355	1,921	6,714

		As of December 31, 2023
		Reserves (million tons)(4)(5)(6)
Country(1)	Mineral	Number of quarries(7)	Proven	Probable	Total	2023 Annualized Production

Mexico	Hardrock	13	215	146	361	12.4

United States	Hardrock	19	703	213	916	28.8

	Sand&Gravel	34	306	85	391	17.2

	Others	1	3	0	3	0.1

EMEAA:

United Kingdom	Hardrock	3	264	0	264	6.0

	Sand&Gravel	43	158	54	212	9.4

France	Hardrock	7	64	34	98	2.7

	Sand&Gravel	31	136	23	159	6.5

Germany	Hardrock	10	88	36	124	3.1

	Sand&Gravel	13	33	61	93	2.7

Poland	Hardrock	2	21	4	24	1.8

	Sand&Gravel	4	6	4	11	1.9

Spain	Hardrock	19	283	83	366	2.7

	Sand&Gravel	4	32	0	32	1.3

	Others	1	2	1	3	0.1

CEMEX • 2023 20-F REPORT • 67

PART I

		As of December 31, 2023
		Reserves (million tons)(4)(5)(6)
Country(1)	Mineral	Number of quarries(7)	Proven	Probable	Total	2023 Annualized Production

Philippines(3)	Hardrock	1	138	0	138	0.0

Israel	Hardrock	7	36	12	49	12.3

	Sand&Gravel	0	0	0	0	0.0

Rest of EMEAA	Hardrock	4	3	0	3	0.7

	Sand&Gravel	8	11	5	16	1.7

SCA&C:

Colombia	Sand&Gravel	8	1	32	33	0.1

Panama	Hardrock	0	0	0	0	0.0

	Others	0	0	0	0	0.0

Caribbean TCL	Hardrock	2	8	12	20	0.6

	Sand&Gravel	2	0	4	4	0.5

Dominican Republic	Hardrock	1	18	0	18	0.0

Rest of SCA&C	Sand&Gravel	3	0	2	2	0.0

Cemex Consolidated	Hardrock	88	1,841	539	2,380	71.2

	Sand&Gravel	150	683	270	953	41.3

	Others	3	5	15	19	0.2

	Totals	241	2,529	824	3,353	112.6

(1)	Country indicates location unless otherwise noted.

(2)	Our aggregates quarries for our operations in the United States include one quarry located in Canada.

(3)

Although Cemex, S.A.B. de C.V. consolidates CHP into its consolidated financial statements under IFRS, as of December 31, 2023, we did not control the raw materials used in our operations in the Philippines. Such raw materials were primarily supplied by ALQC and IQAC. As of December 31, 2023, ALQC was wholly owned by Impact Assets Corporation, which is a corporation in which we owned a 40% equity interest. As of December 31, 2023, IQAC was wholly owned by Albatross Holdings, which is a corporation in which we owned a 40% equity interest. Values presented for properties on the Philippines have not been prorated by the 40% interest.

(4)	Figures for Reserves and Resources are rounded.

(5)

Our 2023 aggregates resources and reserves were estimated based on an average sales price during 2023 for aggregates of $16.2 per ton, excluding freight. This price is impacted by product mix, location, and exchange rates.

(6)	Resources and reserves are reported excluding expected wastes, meaning its best estimation of final usable/salable material.

(7)	The number of quarries may include sites in exploration stages.

See “Item 4—Information on the Company—Our Corporate Structure” for further details on our processing plants, other available facilities and operations.

Internal Controls on Production Activities and Associated Information

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

CEMEX • 2023 20-F REPORT • 68

PART I

Our Vision

Cemex has a general vision and value creation model comprised of the following six elements: (i) purpose, (ii) values, (iii) strategic priorities, (iv) operating model, and (v) stakeholders.

PURPOSE. Our purpose is to help the world reach the next frontier of sustainable living.

VALUES. We strive to: (i) foster a common principle of care that extends to life inside and outside of work to protect the health and safety of our stakeholders; (ii) focus on our customers by aligning ourselves closely with their business and their needs and, following through with our commitments, resolving problems quickly and making it easy to do business with us; (iii) act with integrity by adhering to high ethical standards and best practices in corporate governance that exceed simple compliance with laws and regulations; (iv) work as one Cemex by leveraging our collective strength and global knowledge to share best practices, replicate good ideas and collaborate across boundaries; (v) foster innovation by embracing creativity, experimentation, and transformation in line with industry leadership in the digital journey; and (vi) embrace diversity by integrating different backgrounds and perspectives, capturing the value that these experiences and ways of thinking bring to Cemex.

STRATEGIC PRIORITIES. To achieve our purpose, our strategy is to create value and deliver sustainable growth by building and managing a global portfolio of cement, ready-mix concrete, aggregates and Urbanization Solutions businesses. Our five strategic priorities, in no particular order, are (i) Health and Safety (“H&S”), (ii) Customer Centricity, (iii) Sustainability, (iv) Innovation, and (v) Operating EBITDA Growth.

During 2023, we continued to advance our corporate strategy. For example, we achieved a leverage of 2.06x, reaching three years in a row with a leverage ratio below our expectations at the start of the year, with a total debt plus other financial obligations reduction of $661 million during 2023; and as of December 31, 2023, a reduction in CO2 emissions of 33% compared to our 1990 baseline. As a result of the progress made, we now look to accelerate our bolt-on growth strategy, setting a sustainable shareholder return policy and further strengthening our capital structure. After obtaining investment grade credit ratings in March 2024, we intend to not only maintain but to continue or improving our ratings going forward.

During 2023, as a result of our financial strategy and our operating results, we reduced consolidated net debt, as defined in the Credit Agreements, by $733 million and decreased our leverage ratio, as calculated under the Credit Agreements, by 0.78x to 2.06x. In addition, to further fortify our balance sheet, we continue to be focused mainly on the following three initiatives, while at all times remaining committed to building a better world and helping alleviate some of the biggest challenges communities are facing today: (i) growing our Operating EBITDA through further cost-reduction efforts, operating efficiencies, customer-centric commercial strategies across all our core businesses and strategic growth investments; (ii) maximizing our free cash flow, which is expected to be used mainly for bolt on investments, return to shareholders and debt reduction; and (iii) continuing to execute selective accretive divestments by selling what we believe are non-essential assets, which could allow us to free up more free cash flow.

CEMEX • 2023 20-F REPORT • 69

PART I

Health and Safety

H&S remains our top value and priority. We are working towards developing a culture within which everyone in our organization embraces H&S. We believe that the health and safety of our employees, contractors, and the people we interact with in our local communities on a day-to-day basis is of the utmost importance.

To help us meet our goals, we focus on three areas: (i) our Zero4Life initiative, pursuant to which we strive for a work environment with zero injuries; (ii) promoting a H&S culture under standardized global programs that foster a common principle of care across our operations in all geographies; and (iii) procuring the global well-being of our employees inside and outside of work by supporting them in caring for their emotional and physical health, financial fitness and workforce experience.

Our Global Health and Safety Policy is the cornerstone of our Health and Safety Management System (“HSMS”) and sets out clear expectations for our leaders and workforce to carry out their activities in a safe manner and to care for the well-being of our employees, contractors and other people with whom we interact. Additionally, it sets expectations and reinforces communication with suppliers, performance reports, and incident investigations. The HSMS is our main tool to establish performance requirements and goals for our operations by helping us assess potential risks and plan the measures needed to mitigate them in a coordinated manner. The HSMS is designed to empower our leaders to implement a successful health and safety strategy across our operations and guides us on how to adequately allocate resources to training programs for our employees. Furthermore, our line managers utilize our HSMS on an ongoing basis to make an annual review of further improvement opportunities and to formulate annual Health and Safety Improvement Plans. Operations with implemented HSMS can achieve external certification according to the ISO

45001 standard.

We are constantly working towards our ultimate target of zero injuries worldwide, evidenced by our Zero4Life objective. In 2023, our employee Lost Time Injuries (“LTI”) frequency rate increased slightly to 0.6. However, we are working toward reducing this rate to 0.2 by the end of 2025. Our employee Total Recordable Injuries (“TRI”) frequency rate increased to 2.7, and we expect to reduce this rate in 2024. The number of contractor LTIs decreased by 31% when compared to 2022, contractor TRIs decreased by 16% in 2023. We continue to work on health-related actions to achieve a reduction in our employee sickness absence rate, which decreased by 11% in 2023.

In 2023, we had four fatalities when considering third-party, contractor and employee fatalities, one more than in 2022. The number of employee fatalities remained the same. Our figures are aligned with the Global Cement & Concrete Association’s (“GCCA”) guidelines and guidance. We also continued to make progress in most countries, as 96% of our operations achieved zero fatalities and LTIs of employees and contractors.

In 2023, we continued to leverage digital technologies to advance our health and safety efforts. We have explored using artificial intelligence aiming to enhance and optimize safety, along with other innovative strategies, including mobile and digital solutions and process improvements, virtual reality training in real and controlled environments, using drones to anticipate and mitigate risks, safety assistance systems, and telematics data. As of December 31, 2023, 99% of our vehicles in Mexico had geofencing and telematic data. We will continue to work hard and drive forward with our initiatives so that our employees and contractors understand the importance of and become integral to our H&S culture.

CEMEX • 2023 20-F REPORT • 70

PART I

The following table sets forth our performance indicators with respect to safety by geographic location as of December 31, 2023, in accordance with the GCCA’s guidelines and guidance:

	Mexico	United States	EMEAA	SCA&C	Total Cemex

Total fatalities, employees, contractors and other third parties (#)	1	1	2	0	4

Fatalities employees (#)	1	1	1	0	3

Fatality rate employees(1)	0.6	1.1	0.9	0	0.7

Lost-Time injuries (LTI), employees (#)	34	15	7	7	63

Lost-Time injuries (LTI), contractors (#)	14	2	9	9	34

Lost-Time injury (LTI) frequency rate, employees per million hours worked(2)	0.7	0.7	0.3	0.5	0.6

(1)	Incidents per 10,000 employees in a year.

(2)	Working hours are directly measured and/or obtained using recognized industry methods.

At Cemex, training is a key part of our strategy to achieve our Zero4Life commitment. We continuously revise and seek to improve our training programs and strive for all our employees to possess the correct knowledge, skills, and experience to perform their jobs safely.

As part of our training program, executives, line managers, and supervisors must complete our Health and Safety Academy, designed to enhance their leadership skills in relation to our Health and Safety number one value and priority across our organization. The Health and Safety Academy was launched in 2016 with our Foundation Module, which prepares our line managers to lead by example and play a fundamental role in ensuring safety throughout our operations. Launched in 2017, Module 2 enables our line managers to utilize our HSMS tool to help achieve our Zero4Life commitment in their operations. Module 3, deployed in 2018, is designed to enhance the health and safety proficiency of our line managers in key topics. In 2023, more than 6,300 employees participated in the Cemex Health and Safety Academy, with over 91,000 hours of training.

In 2021, due to restrictions on face-to-face meetings, we strengthened our Health and Safety Academy training to address the new pandemic and epidemics element in our HSMS tool through Cemex University’s self-learning platform. During 2022, following our implementation of Behaviors That Save Lives, we restarted our in-person Health and Safety Academy sessions in EMEAA, Mexico, SCA&C, and the United States covering an audience of over 2,000 learners. This effort focused not only on training employees but also on developing new trainers. To support this effort, we enhanced our 360-assessment, which is a crucial element of the Health and Safety Academy, and translated it into nine languages. We expect to deploy the 360-assessment across the regions in which we operate.

We developed an online course focused on the principles of Visible Felt Leadership. This learning experience has been deployed globally across our operations as a tool to help continually develop our leaders from a health and safety standpoint. In 2023, approximately 7,000 leaders were trained in the Visible Felt Leadership online course.

In 2023, we continued implementing our Cemex Wellbeing Model to serve as a common framework for all our operations worldwide. This Model is helping to create a unified approach and a solid base to improve our wellbeing offering. We have developed a gap analysis tool to assist our operation teams when they need to define action plans for implementing the model. The initiative will be supported by medical professionals from our Global Health Forum of experts. Activities are focused on the four pillars of our Wellbeing Model: emotional health, physical health, financial fitness, and workforce experience. All activities included in the Cemex Wellbeing Model are designed to reduce the prevalence of health risks and encourage employees to live a healthy lifestyle both inside and outside the workplace.

As part of our Contractor Health and Safety Verification Program, in 2023, we surpassed our goal of evaluating health and safety practices of at least 85% of our procurement contractors spend, reaching 93%. To achieve this goal, we engaged our operations in different countries and worked closely with our Health and Safety Functional Network made up of national health and safety specialists.

CEMEX • 2023 20-F REPORT • 71

PART I

Customer Centricity

Cemex is dedicated to helping our customers succeed and our efforts are focused on what success means to them. We are passionate about finding new ways to inspire and satisfy them by innovating around their needs to surpass their expectations in every interaction. Through our One Cemex Commercial Model, we aim to provide our customers with a superior omnichannel experience everywhere and every time, and are creating new opportunities to serve them better. In 2023, we focused on four key efforts:

(1) Smart Service Centers

Since 2021, we set a goal to provide our customers with a frictionless, consistent, and personalized omnichannel experience to deliver fast responses to their needs. Our Smart Service Centers aim to leverage cost efficiencies and unleash revenue growth potential, while improving our customers’ experience across geographies and within each of our customer segments. We are continuing to evolve our service centers to support a seamless and integrated digital customer experience.

(2) A Robust Voice of The Customer Program

We have been using Bain & Co.’s Net Promoter System® to gather, manage, and act on customer feedback. The Net Promoter Score (“NPS”) is a key experience indicator used to measure our customers’ loyalty across all of our business units since 2018. In 2023, we achieved an outstanding annual global NPS result of 70, significantly above the Retently 2023 NPS benchmark of 60 for the construction and engineering industry and reaching our 2030 NPS target of 70, which we updated from 60 to 70 in 2021.

This Net Promoter System® allows us to transform our customers’ feedback into actionable improvements, leverage enhanced analytics to better understand them, and develop insights to design more targeted, data-based value propositions for them. In our ongoing efforts to address service challenges experienced by our customers, we established service committees over five years ago across our operations, gradually expanding their presence to all our regions by 2023. These committees facilitate improved two-way communications with customers. Following the evaluation of customer feedback, local multidisciplinary teams implement initiatives to enhance customer service and address specific requests. Additionally, select customers participate in research activities, providing valuable feedback to co-create innovations within Cemex.

(3) An Empowered Sales Force

The Cemex University Commercial Academy, a continuous global learning experience, prepares our sales force worldwide to become trusted advisors for our customers, helping them achieve their sustainable construction goals.

Our Academy’s employee-driven LEAP program empowers our sales force with specialized masterclasses focused on sustainable construction, supporting our goal of achieving net zero CO2 by 2050. The program provides a tailored learning experience for our commercial advisors and managers, helping us further align our teams with our customer-centric mindset. In 2023, we introduced three new masterclasses for our global sales force to increase their knowledge of sustainable construction trends. More than 1,900 advisors and managers have participated in this continuous learning program.

As part of our customer-centricity practice, we recognize excellence and best practices adopted across our business units that lead to a superior customer experience. In 2023, we celebrated our Company’s customer-centric culture and commitment toward our customers at Cemex’s third Customer Experience Day.

CEMEX • 2023 20-F REPORT • 72

PART I

(4) Cemex: A Digital First Company

Our digital first commitment indicates that we are going beyond our commercial processes to digitally enable all aspects of our business. Our goal is to establish an unparalleled omnichannel experience.

Cemex Go is our flagship digital solution that provides better services through digitalization. From our operation, including production and supply chain, to our administration and support services, we have digitized our customer-facing processes. Today, Cemex Go covers all customer transaction needs, helping us deliver a superior customer experience while making us a more efficient company. As of December 31, 2023, more than 60,000 customers across 19 countries, have been onboarded to our Cemex Go Online Store, and we received approximately 60% of our global orders processed through Cemex Go.

(4)(a) Leading the Industry’s Digital Transformation through Cemex Go

Cemex Go Acceleration

Cemex has created its Acceleration program to achieve total digital adoption among customers. By improving functionality and systems integration, and developing new tools in the Cemex Go Online Store, the program aims to achieve the goal of providing our customers with the best digital experience, and in parallel provide full automation of our internal processes, practices and competences. Currently deployed in the Houston region as a pilot, the Acceleration program has increased from 48% to 60% adoption as of December 31, 2023. With confirmation that we are moving in the right direction, we will initiate the program throughout all U.S. regions and the United Kingdom in 2024.

Ready-Mix Revamp

Cemex’s new digital solutions allow customers to manage their ready-mix orders, including their online confirmation and real-time tracking via the web and mobile platforms. Customers now have autonomy throughout the journey of their ready-mix orders.

Going Paperless

We have been encouraging the digitalization of internal and customer processes to minimize the use of paper. As of December 31, 2023, approximately 84% of our invoices are delivered in a fully digital manner, putting us on track to achieving our global paperless goal.

(4)(b) Cemex Go Link

Cemex Go Link allows customers to interact directly with our systems via digital platforms and Application Programming Interfaces (“APIs”). By allowing for communication between systems, Cemex Go Link helps customers from 11 countries reduce operating costs, optimize internal processes, and automate tasks such as orders, invoices, and payments.

(4)(c) Cemex Go CRM: The Digital Ally for Customer Relationship Service

Cemex Go Customer Relationship Management (“CRM”) is our commercial advisors’ main digital tool that helps them manage customer relationships more efficiently and systematically. Currently available in multiple geographies, we continue upgrading the tool and releasing new features to increase its global presence and reinforce best practices. Cemex Go CRM for Sales helps commercial teams save time planning and managing daily activities by personalizing customer follow-up activities such as demand planning. We have also integrated Artificial Intelligence (“AI”) that optimizes our commercial team’s efforts through data-driven insights.

CEMEX • 2023 20-F REPORT • 73

PART I

(4)(d) Buying Construction Materials in the Digital Age

Construrama.com is the e-commerce solution for Construrama, the largest building materials distribution network in Mexico. Today, more than 300,000 online users can purchase more than 51,500 SKUs via website or app.

Our Virtual Storefront (“VSF”) designated for professional self builders seeks to deliver a seamless ready-mix experience that guides customers to select the right concrete products, place orders and pay online. VSF is currently available in the United States, the United Kingdom, Mexico and Colombia. VSF reached a 73% adoption rate in 2023, thanks to the Houston Acceleration project. This project aims to increase customer satisfaction and reduce the cost-to-serve by promoting the digital adoption of Cemex Go, using a two-pronged approach: (i) through closer contact with important customers, to ensure we cover their specific needs, and (ii) by integrating Cemex’s IT systems for full visibility across the supply chain, to offer more agile business processes. We intend to expand these efforts in our new storefront “Cemex Direct” which focuses on the Bay Area.

Cemex is also leveraging AI to enhance customer service across touchpoints, streamlining transactions for a seamless user experience. Our platforms capture customer interactions, which allows us to constantly provide service enhancements. An AI driven visibility app holds personalized conversations by identifying customers and providing customized responses and solutions. Intelligent routing boosts productivity, directing customers to proper support staff to resolve issues. Beyond service, AI drives our dynamic pricing engine, adjusting prices in real-time based on market conditions. Our AI platform delivers personalized, efficient, and data-driven solutions.

Sustainability

Our sustainability efforts begin with Cemex, S.A.B. de C.V.’s Board of Directors and are then facilitated across our entire organization. During 2023, Cemex, S.A.B. de C.V.’s Sustainability, Climate Action, Social Impact, and Diversity Committee was comprised of four members, appointed by Cemex, S.A.B. de C.V.’s shareholders, of Cemex, S.A.B. de C.V.’s Board of Directors. This committee reports directly to Cemex, S.A.B. de C.V.’s Board of Directors and is supported by our Vice President of Global Sustainability. To help embed sustainability into our entire business strategy, we have coordinators representing each geographical region where we operate. In parallel, our Global Sustainability Functional Network works to implement our core sustainability initiatives across all our operating regions and business lines. The members of the committee as of the date of this annual report were elected at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting on March 22, 2024. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings.”

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

In 2020, we announced our “Future in Action” climate action program focused on developing lower-carbon products, solutions and processes while increasing sustainability awareness and promoting a green economy. Under “Future in Action”, we have accelerated our efforts to decarbonize and set new ambitious goals of a 35% reduction of Scope 1 CO2 emissions in cement compared to our 1990 baseline, to achieve a 40% reduction of CO2 content in concrete compared to our 1990 baseline, increasing our alternative fuels usage to more than 50% of our total fuel mix, reducing our clinker factor to 71% and reaching 55% in clean electricity consumption, all by 2030.

In 2022, as a result of our better than anticipated decarbonization performance in 2021, we set new more ambitious CO2 emissions reduction targets for 2030, aligned with the 1.5° scenario of the SBTi: (i) achieve a 47% reduction of Scope 1 CO2 emissions in cement

CEMEX • 2023 20-F REPORT • 74

PART I

in comparison to our 1990 baseline, (ii) achieve a 41% reduction of CO2 content in concrete in comparison to our 1990 baseline, (iii) increase our use of alternative fuels to more than 55% of our total fuel mix, (iv) reduce our clinker factor to 68%, and (v) reach 24 kg CO2 per ton of cementitious product in Scope 2 CO2 emissions. In addition, we defined new targets for the main categories in our Scope 3 CO2 emissions which include a 25% reduction in kg CO2 per ton of purchased clinker and cement; 30% reduction in kg CO2 per ton of transported products; 40% reduction in kg CO2 per ton of purchased fuels; and 42% reduction in absolute CO2 tons of traded fuels, all these reductions in scope 3 emissions when compared to our 2020 baseline. Also, in 2022, we validated our 2050 net-zero CO2 target and new 2030 decarbonization goals under SBTi’s 1.5ºC scenario methodology, becoming one of the first companies in the industry to do so. As a result, our GFF and SLFF were updated in 2023 to align with these goals. Most importantly, these goals should keep us on the right path to achieving our expected objective of net-zero emissions across the company by 2050. As of the end of 2023, we reduced our direct CO2 emissions to 541 kg CO2 per ton of cementitious product, which represents a 33% reduction compared to our 1990 baseline and is in line with how our industry measures progress on reducing net CO2 emissions.

To achieve our 2030 goals, we have updated our detailed CO2 roadmap for each of our manufacturing plants to accelerate the rollout of proven technologies worldwide. Our roadmap is mainly based on the following CO2 reduction levers: (i) increasing the use of alternative fuels with high biomass content, rather than conventional fossil fuels, (ii) reducing clinker factor in our cement, (iii) increasing the use of decarbonated raw materials in clinker, (iv) optimizing thermal efficiency in our kilns, and (vi) decarbonizing our global vehicle fleet.

In 2023, Cemex reduced its clinker factor by 1.4% to 72.3%. Additionally, as of December 31, 2023, 50% of our clinker production utilized hydrogen injection technology and we reached an alternative fuel substitution rate of 36.8%.

The technology we must implement to achieve our 2050 ambition is still in the early stages of development, setting an open path for innovation that requires continuous work in our Research and Development Center, new investments by Cemex Ventures, the formation of strategic partnerships, and cross-industry collaboration. Nevertheless, we anticipate working towards our 2050 ambition, pushing further our 2030 CO2 reduction cement levers and developing new technologies such as carbon capture, utilization, and storage, as well as other innovative solutions, such as concentrated solar thermal power to drive clinker production and CO2 mineralization, among others.

Furthermore, to reinforce our commitment with climate action, we have signed the Business Ambition for 1.5°C commitment led by the We Mean Business Coalition in partnership with the SBTi and the U.N. Global Compact, joined the Race to Zero Campaign of the United Nations Framework Convention on Climate Change (the “UNFCCC”) launched to mobilize net-zero commitments from cities, businesses, and investors ahead of the 2021 United Nations Climate Change Conference (“COP26”), joined the Corporate Leaders Group Europe convened by the Cambridge Institute for Sustainability Leadership in support of a climate neutral economy, and are founding members of both the First Movers Coalition launched at COP26 by the World Economic Forum and the U.S. State Department and of the U.N. Global Compact CFO Coalition for the Sustainable Development Goals, which provides a platform to interact with peers, investors, financial institutions, and the United Nations with the aim of attracting more capital towards sustainable development. Cemex had a strong presence at the 2023 United Nations Climate Change Conference (“COP28”) in Dubai. In that forum, Cemex joined the Industrial Transition Accelerator that aims to catalyze decarbonization across heavy-emitting sectors and accelerate the delivery of Paris-aligned targets.

Pursuing Excellence in Sustainability Management. We believe the pursuit of excellent practices benefits sustainable growth. In addition to Cemex, S.A.B. de C.V. Board of Directors’ Sustainability, Climate Action, Social Impact, and Diversity Committee, our sustainability executives responsible for each of our operating regions share new trends, proposals and best practices to identify, inform, and tackle key environmental management and social concerns.

CEMEX • 2023 20-F REPORT • 75

PART I

We are committed to contributing to climate change mitigation. For years, as part of our carbon emissions reduction strategy, we have focused on using low-emission alternatives to traditional fossil fuels, decreasing our clinker factor, promoting clean energy and increasing energy efficiency across our operations. To this end, we have continuously sought to increase our use of low carbon alternative fuels, which represented 36.8% of our total fuel mix in 2023, and generated approximately $345 million in cost avoidance including fossil fuels costs and CO2 emissions avoided in carbon regulated markets.

As a result of our efforts, in 2023, the reduction of our specific Scope 1 CO2 emissions per ton of cementitious products by 33% compared to our 1990 baseline and our increased use of clean electricity led to reductions equivalent to the annual emissions generated by 2.8 million passenger vehicles driven in a year. We actively seek to develop new technologies to reduce our carbon footprint. Most notably, as of December 31, 2023, we are participating in more than 220 disruptive projects in the pipeline across our value chain to assess potential CO2 emissions reduction solutions as well as carbon capture, utilization and storage technologies. Furthermore, we explore alternatives to traditional clinker and cement chemistry that enable the production of less CO2-intensive cements.

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

We have the expertise to responsibly source, process, store and recover energy from alternative fuels and we believe that increasing co-processing residues from other sectors in our cement plants will further contribute to overcoming challenges such as climate change, waste management and fossil fuel depletion, while utilizing the principles of a circular economy.

Our key contribution to a circular economy is our transformation of waste streams from other sectors into valuable materials. In 2023, mainly through Regenera, our new global waste management business, we repurposed approximately 28 million tons of waste in our business, including alternative fuels and raw materials, alternative/secondary aggregates, own recycled material in our main businesses and other waste managed by the company. This is about the same amount of waste collected across England during the year. By 2030, we aim to increase this to 41 million tons with a focus on municipal and industrial waste; construction, demolition, and excavation waste; and other waste and industry by products. Regarding our own waste, to reduce most of the waste generated from our processes, we maximize our reuse of clinker kiln dust in our production loop, largely avoiding landfill disposal.

In 2023, we were recognized by Carbon Disclosure Project (“CDP”) on its prestigious A list for transparency on climate change disclosures. Additionally, we expect to continue to proactively enhance our disclosures on sustainability-related matters and to comply with upcoming regulations and requirements that, as of the date of this report, Cemex is not required to report under, including the EU Corporate Sustainability Reporting Directive (“CSRD”), EU Corporate Sustainability Due Diligence Directive (“CS3D”), UK Sustainability Disclosure Standards, and UK’s Commercial Organizations and Public Authorities Duty (Human Rights and Environment) Bill, among others.

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

As of December 31, 2023, 91% of our operations had implemented either the EMS or equivalent programs. As we approach full implementation of our global EMS, our goal is for all of Cemex’s operational facilities to be 100% compliant with our internal environmental criteria.

CEMEX • 2023 20-F REPORT • 76

PART I

The release of nitrogen oxides, sulfur compounds and particulate matter occurs during cement manufacturing. Other emissions, including dioxins, furans, volatile organic compounds and other heavy metals, are released in very small quantities. To control our stack emissions and assist us in remaining compliant with local and national regulations, we have steadily expanded emissions monitoring at our manufacturing operations even exceeding regulation requirements in many geographies.

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

In 2023, we invested $150.3 million in sustainability related projects at our global operations, including projects to monitor and control our air emissions, increase our operations efficiency and mitigate our carbon footprint through alternative fuels and clinker substitution efforts.

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

Our Global Environmental and Social Incident Reporting Process enables our sites to maintain a proactive approach to respond to emergencies that could potentially impact our communities or our operations. The application of this reporting procedure requires a timely registration of environmental and social impact events, identification and analysis of the root causes, and the implementation of corrective and preventive action plans as a first step toward avoiding their occurrence and reducing their severity. In 2023, our total reported incidents decreased by 11%, which is consistent with our permanent efforts for risks monitoring and transparency. There were no category 1 environmental events (major) registered in the year.

Preserving Land, Water and Biodiversity. The preservation of land, biodiversity and water plays a key role in our long-term resource management strategy.

To protect water and enable our business to succeed, we are increasing our water efficiency and minimizing our water waste through the implementation of our Corporate Water Policy. This policy includes standardization of our water measurement based on the water protocol developed in coordination with the International Union for Conservation of Nature. We also have the goal of developing a specific Water Action Plan (“WAP”) comprised of a customized set of response actions to maximize water use efficiency and mitigate specific water risks for each community by adopting recommendations based on the Water Risk Filter tool from the World Wildlife Foundation, for each one of more than 1,500 of our cement, ready-mix concrete and aggregates sites in water- stressed zones. Results indicate that 16% of our operations are in high water-stressed zones. In line with our 2030 targets, we plan to develop a specific WAP and follow the implementation roadmap for each of these sites. As of December 31, 2023, we implemented WAPs in 30% of our sites located in high water-stressed zones.

Improving Quality of Life and Well-being. As a company that aims to make a progressive positive impact through its innovative services and solutions, our ability to operate as a responsible business is fundamental to our business

CEMEX • 2023 20-F REPORT • 77

PART I

model. This enables us to understand stakeholders’ material issues, map social impacts, and identify risks and opportunities to create shared value for us and society.

Complementary to our sustainability initiatives, our high impact social strategy directly contributes to our vision of seeking to build a better future and aims to create value, understand our stakeholders’ expectations by managing our impacts and contribute to the quality of life and well-being of the cities and communities where we operate through four focus areas:

•	People. We provide community members with access to education and workplace training, aiming to enable inclusive, long-term upward mobility.

•	Economy. We assist organizations and individuals in developing sustainable development and entrepreneurship skills to foster a sustainable economy and lay the groundwork for a just transition.

•	Structures. We leverage our expertise and quality building materials, aiming to improve housing and essential infrastructure standards in the cities and communities where we operate.

•	Cities. We seek to contribute to resilient and equitable communities, emphasizing the development of green spaces, services, and infrastructure to harmonize the natural and built environments.

Although our social projects focus on leveraging our core business expertise to create value and enhance well-being, we believe that we also contribute positively to addressing other global challenges. Thus, consistent with our commitment to the United Nations Sustainable Development Goals, we measure our progress and contributions towards specific goals.

Sustainable Finance. In 2021, Cemex released its original SLFF, one of the most comprehensive in the building materials sector, enhancing alignment between corporate sustainability commitments and financing strategy. This framework outlines principles for issuing various sustainability-linked financing instruments, including bonds, private placements, loans, and derivatives. In 2022, Cemex launched its GFF, which facilitates the issuance of bonds, loans, and other debt-like instruments for eligible green projects. Both frameworks were updated in 2023 to support our more ambitious decarbonization goals, validated by the SBTi for alignment under their 1.5°C scenario, the most ambitious pathway defined for the cement industry. This latest update of the GFF expands eligibility criteria to incorporate innovative projects such as carbon capture, utilization, and storage (“CCUS”) technology, crucial for achieving net-zero CO2 emissions.

Developments related to sustainability-themed funding in 2023 include:

•	Updating both our SLFF and GFF to align them with Cemex’s more ambitious 2030 decarbonization goals;

•	Closing the refinancing of our sustainability-linked Amended 2021 Credit Agreement, which now consists of a US$1 billion term loan and US$2 billion committed revolving credit facility;

•	Issuing Ps 6,000 million in sustainability-linked 2023 CEBURES. This transaction represents Cemex’s return to the Mexican debt capital markets after a 15-year hiatus;

•	Closing the refinancing of our sustainability-linked Mexican Peso Banorte Agreement for Ps 6,000 million;

•	Linking our accounts receivable securitization programs to our SLFF; and

In 2023, we also issued US$1 billion of our 9.125% Subordinated Notes, the net proceeds of which we intend to use to finance or refinance eligible green projects as per our GFF.

Attracting and Retaining Talent. Our employees are our competitive advantage and the reason for our success. We aim to offer programs, benefits and a work environment that are designed to attract and retain talented employees.

CEMEX • 2023 20-F REPORT • 78

PART I

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

As we transform and look to expand, one of our main objectives is to develop people with the potential to fill key leadership positions, increasing their experience and capabilities with the intention of having them succeed in increasingly challenging roles. Through this process, we make efforts to help our employees meet their career development expectations and prepare them for key roles as they face critical challenges in their professional development. Our succession management process enables us to build a talented pool of leaders with the skills and understanding of our business fundamentals required to continue the successful implementation of our strategy. Through ongoing training and development opportunities, our employees are taught new skills and their expertise is deepened in several critical areas, including H&S, customer-centric capabilities, environmental conservation, and awareness, leadership development, and stakeholder engagement.

We look to foster a dynamic, high-performance environment where open dialogue is encouraged and rewarded. Apart from competitive compensation, more than 82% of our global workforce receives health and life insurance benefits beyond those required by local law in their respective countries. Approximately 76% of our global workforce receives retirement provision benefits above local requirements and more than 77% of our operations receive additional funds for disability and invalidity coverage beyond what is required by local laws in their respective countries.

In 2017, we introduced Cemex University, which aims to develop a digital continuous learning ecosystem for our employees and respond to our multi-region, multi-business learning needs. Cemex University leverages traditional in-person training with new digital learning platforms to embed a growth mindset throughout our organization and fulfill our employees’ potential. Today, Cemex University’s learning portfolio comprises of seven academies and a suite of leadership development programs, reaching 18,442 employees in 2023.

Through our Health & Safety, Cement Operations, Culture & Values, Supply Chain, Commercial, Sustainability and Digital Academies, Cemex University develops business capabilities among our people to support Cemex’s strategy. An example of this is our Award-Winning program LEAP, which in 2021 and 2022 released 13 modules in eight languages and a podcast, to help Sales Advisors better understand successful commercial interactions and our new commercial model. During this time, Cemex University also introduced a new Sustainability Academy and three new modules for the Operations Academy providing in-depth perspectives of our production and maintenance processes, as well as our strategy to decarbonize our operation. We continue to develop continuous learning pathways on current topics such as cybersecurity and anticorruption and, during 2023, we added a new Inclusive Leadership course and an entirely new set of modules for LEAP with master classes on the topic of Sustainable Construction, among others.

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

CEMEX • 2023 20-F REPORT • 79

PART I

Our four Leadership Development Programs-Connect, Thrive, Ignite and Leader-to-Leader, allow us to provide new managers, newly appointed directors, and top-tier executives the foundational knowledge and necessary tools to support a successful transition and development in their roles. In 2023, 209 leaders across all our regions and business units participated in these programs, and 57 Leader-to-Leaders provided them a unique development experience, guiding them as mentors and facilitators.

In order to comprehensively measure the positive net balance of our employee experience, we build on the Employee Net Promoter Score (“eNPS”) methodology, a straightforward statistic. When asked whether they would recommend Cemex as a good place to work, our employees’ responses generated an eNPS score of 57 in 2023, higher than the global benchmark score measured by our survey provider and above our recently updated 2030 goal of 43 points. We are using this indicator to identify areas for improvement and for structuring regional, local, and team-specific action plans to address employee concerns.

Additionally, our Workforce Experience Survey helps us better understand from the perspective of our employees what organizational, digital, physical and interpersonal elements of our company require strengthening or developing so we can provide a consistently positive work experience for our employees worldwide. In 2023, over 80% of our employees worldwide participated in this anonymous engagement survey, which yielded many important findings. To allow for a faster and consistent follow-up to the insights, we not only digitized much of the survey process but also empowered our “X Force” teams, a select group of employees who lead our coordinated follow-up and implementation of action plans that have been derived from our survey results.

INNOVATION

Innovation is key to remaining at the forefront of our industry and advance in achieving our strategic goals as a forward-looking company. More importantly, it is one of the key levers in building a sustainable and profitable business in the new green economy.

Cemex’s innovation activities occur on two fronts: “Open Innovation” and Internal Research and Development (“R&D”). Open Innovation initiatives, led by Cemex Ventures, aim to monitor and identify the next generation of products and services, invest in high potential opportunities/technological breakthroughs, seek strategic collaborations, accelerate technological developments with high potential and create an ecosystem of collaboration with partners. Internal innovation is led by our Global R&D team in Switzerland, and our experts work in close collaboration with Cemex Ventures to harness R&D knowledge and experience and bring value to the Open Innovation process, as well as develop novel and alternative paths to address climate change and sustainable construction needs. A key element of Cemex’s R&D is the engagement and close collaboration with key partners and stakeholders, whether that is start-ups, universities, companies or external and internal customers.

Our Global R&D team’s technological agenda is focused on addressing climate change to support Cemex’s “Future in Action” climate program, which is built on six pillars: (i) developing sustainable products and solutions; (ii) decarbonizing Cemex’s operations; (iii) circular economy; (iv) water, biodiversity and air quality; (v) innovations and partnerships; and (vi) promoting a green economy. As a result of these efforts, in 2021 we developed a range of low embodied CO2 cement and ready-mix products under the global brand Vertua, including Vertua Lower Carbon, a range of products in our portfolio that have a lower embodied CO2 compared to a corresponding reference. For cement, the reference is 822 net kg CO2/ton of gray cement, which is the GCCA default value for gray clinker emissions, based on the world weighted average for clinker net direct emissions. For ready-mix concrete, the reference is a concrete composed of 100% Ordinary Portland Cement fulfilling the average strength of the most standard structural concrete, which is 350 kg CO2/m3. On the sustainable products and solutions front, sales of Vertua Lower Carbon products have reached 60% for cement and 52% for ready-mix concrete in 2023. Also in 2023,

CEMEX • 2023 20-F REPORT • 80

PART I

the scope of Vertua has been extended beyond Lower Carbon, and currently includes the following attributes in its value proposition: energy efficiency, design optimization, water conservation, and recycled materials. Consequently, Cemex is well positioned to offer a portfolio of products and solutions addressing as well as promoting sustainable construction practices. As of the date of this annual report, Cemex estimates that, during 2023, Vertua-branded cement represented 63% of total cement volumes and Vertua-branded ready-mix represented 51% of total ready-mix volumes, a 28% and 19% year-over-year increase, respectively.

Our focus goes beyond products. We establish meaningful targets to de-carbonize our operations and drive our CO2 footprint of concrete to net zero. Some innovations in our pipeline include novel approaches to reduce clinker factor, value creation from CO2, CO2 utilization in mineralization (carbonation) of materials (e.g., recycle concrete), technologies to repurpose waste materials to enable their reuse and recycling, and the exploration of renewable energy sources to replace fossil fuels. In 2022, one of our projects provided an example of value creation from CO2 by demonstrating that it is possible to use CO2 directly as is from the flue gases to produce carbon nano materials, which in turn have several high-value uses in the automotive, electronic, and medical fields, among others. As we previously announced, Cemex is working on using Concentrated Solar Thermal energy to entirely drive the clinker production process with renewable energy. In 2022, we produced the first-ever solar clinker. Furthermore, we are developing processes that can micronize materials that are potential clinker substitutes and we are finding that due to increased reactivity of these materials, we can expect to further decrease the clinker factor in our cement products. CCUS is another central focus of our research. We expect that approximately 30% of our total CO2 emissions may one day be reduced through CCUS. CCUS is an important part to achieve our net zero concrete strategy by 2050. We are diligently working to assess different technologies and pilot the most promising ones, taking a targeted approach. Cemex is also competing for public funds in Europe and the United States. At least 50% of such publicly funded projects are related to CCUS. Other publicly funded projects include electrification, renewable energy, waste heat recovery, circularity, and sustainable products. Additionally, through Global R&D, Cemex is actively participating in the GCCA’s innovation network Innovandi to develop pre-competitive knowledge on these very same key technologies for our industry. Collaboration among companies from different sectors of the industry is fundamental to address the challenge of climate change in unison. We have played an active role in GCCA’s Innovandi Open Innovation Challenge, which has resulted in the first six consortia between start-ups and GCCA member companies, which are formal working partnerships supported by the GCCA to accelerate groundbreaking technologies addressing CCUS. Innovation at Cemex is taking place on different fronts, processes, and initiatives that harness the most advanced knowledge and experience to support Cemex in achieving its strategic goals.

During 2023, we have been active in the integration of building information modeling technology into our interaction with customers, which provides our customers with tools that allow them to visualize the impact of our products on their projects as well as the potential time, energy, and CO2 savings from incorporating our technologies and construction solutions. By providing superior and sustainable products, solutions and services, we aim to grow from being a product-selling company to a comprehensive solutions provider.

To the best of our knowledge, as the only global building materials company that develops and manufactures its own chemical admixtures for cement, ready-mix concrete, and aggregates, we can design and develop novel, tailor-made product technologies with our proprietary chemicals. An increasing number of admixtures are being developed to enhance the performance and sustainable characteristics of our core products and solutions, such as increasing our cement strength and helping concrete to harden more rapidly, improve its flow, develop its self-curing properties and water repellency, and enable the recycling of returned concrete into aggregates. But beyond specific products or solutions, our value proposition is designed around a “Palette of Technologies” from which we can draw up new solutions based on each project’s specific and unique requirements. We expect our Urbanization Solutions core business to be well positioned to develop and grow in the performance materials market and be competitive due to the growing range of admixture products. An important development from Cemex’s admixtures R&D efforts has been

CEMEX • 2023 20-F REPORT • 81

PART I

the development of the D.fab admixture family for the 3D Printing of ready-mix concrete-a true first. With Cemex’s D.fab technology it is possible to adopt locally sourced materials, instead of bagged and very specific as well as highly expensive mortar products, to produce actual concrete for 3D printing construction at one-sixth the price of mortars. Cemex and its 3D Printing partner COBOD, manufacturers of multifunctional construction robots based on 3D printing technology, have seen a very important adoption of the D.fab technology in 2023, where 55% of the projects were printed by COBOD.

Technologies developed by our Global R&D team are protected by more than 50 international patent families and over 60 trade secrets covering new types of cement, cementitious materials, concrete mix designs, admixtures formulations, construction systems and advanced manufacturing processes. In 2023, four important new patent applications were filed in relation to “Future in Action”, namely on 3D printing, carbonation of clinker (CO2 uptake) with no impact on strength development of the corresponding cements, and electro-precipitation of sand from CO2 saturated seawater.

In addition, we have more than 40 core strategic software solutions, developed to enable new specific capabilities in Cemex’s Digital Commercial Model and supply chain, which are protected by copyrights that primarily cover online stores and order-to-fulfillment in our cement, ready-mix, and aggregates businesses. This software includes proprietary developments in machine learning and vectorized algorithms to reduce response time, reduce costs, and honor commitments made with customers, providing Cemex with cutting edge competitive advantages.

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

Leveraging our knowledge of the industry and Cemex’s leading edge technologies and platforms, Cemex Ventures develops collaboration opportunities and targets innovating partnerships and investments in the following four target areas connected to the execution of our strategic priorities, which we further subdivide as set forth below:

•	Green Construction - CO2 capture, utilization and storage; sustainable materials; circular economy; waste management and recycling; water conservation and new energy sources and solutions.

•

Construction Supply Chain – Materials, resourced procurement, and marketplaces; logistic tools and materials tracking; fleet management and dispatching; last mile and delivery marketplaces; inventory management and on-site handling.

•

Enhanced Productivity – Project design, specification, and budgeting; planning and scheduling; project monitoring and control; document management; H&S compliance; project quality; and asset management and maintenance.

•

Future of Construction – Advanced building materials; 3D printing; industrialized construction (offsite, modular, and precast); robotics and machine assisted applications; and smart cities and buildings.

Jointly with the Cemex Global R&D and other functions, Cemex Ventures also promotes the expansion of our open innovation ecosystem in search of opportunities in new construction trends and technologies, including construction materials, decarbonization and processes evolution.

Cemex Ventures’ main role is to look for strategic partnerships and investment opportunities that go beyond our core businesses, to create new businesses for Cemex and prepare Cemex for future disruptions. It also aims to identify and assess emerging technologies to bring Cemex new ideas and perceptions of the construction ecosystem. To this end, Cemex Ventures allocates resources to search, incubate, accelerate and deploy innovative construction-related opportunities and solutions.

CEMEX • 2023 20-F REPORT • 82

PART I

As of December 2023, Cemex Ventures has invested in 23 startups headquartered in 11 countries and focused on developing the aforementioned target areas within the construction industry. During 2023, Cemex Ventures invested in two new startups and two follow-on investments in its portfolio companies. Additionally, Cemex Ventures held its 2023 Construction Startup Competition with other top industry partners, seeking entrepreneurs and startups to drive innovation in the construction industry. More than 400 startups participated, closing the event with eight winners.

A significant contribution of Cemex Ventures has been the establishment of strategic collaborations with external partners to contribute to Cemex’s strategic goals in Cemex’s climate action, digitalization and Urbanization Solutions programs, strategy, and business, respectively. We have closed several agreements in collaboration with the relevant Cemex areas. Some examples are: 1) cooperation in the development and large-scale deployment of electrification technology for high-temperature heating in production sites of Cemex for low-CO2 clinker and cement production; 2) processing of waste (refuse-derived fuel) for the production of syngas and hydrogen as an energy source for our cement operations; 3) deployment of breakthrough technology to gradually scale up hydrogen injection as an energy source for our cement production kilns; and 4) development of a CO2 mineralization technology to activate different feedstocks and reduce clinker content in cement.

In addition, the Cemex Ventures’ Leaplab acceleration program was launched in 2022. The Leaplab consists of a 14-week collaboration scheme with high-potential startups aiming to catalyze their growth and enhance Cemex’s open innovation approach by timely accessing promising solutions that could generate strategic value and business opportunities for our company. The first two editions of Leaplab have facilitated connections between our global operations and 10 startups from eight countries. These solutions have been deployed through real-scale pilots across Cemex installations in 15 different countries. Value propositions from startups in Leaplab 2022 and 2023 cohorts included: solutions related to energy harvesting, tires management, industry 4.0, electromobility, decarbonization, and water security, among others. The program is also designed to expose and connect a key group of Cemex subject matter experts to Cemex Ventures open innovation platform and the wider entrepreneurial ecosystem.

In 2019, Cemex Ventures launched the “Smart Innovation” platform, aiming to coordinate and empower Cemex’s innovation model. Smart Innovation is also a vehicle to foster innovation at all levels of the organization, seeking to challenge the status quo, promote a culture of innovation within Cemex and facilitate the execution of ideas.

Through this effort, Cemex has strengthened the portfolio management process within the organization, working for initiatives to be correctly managed, and for resources to be assigned to experiment and scale up innovative solutions.

As of the date of this annual report, the Smart Innovation platform has more than 250 projects in the experimentation phase which we expect to have a direct impact on Cemex and the construction industry.

Operating EBITDA Growth

We look to operate in markets where we can add value for our employees, our customers and our shareholders. We intend to focus on those markets that offer long-term profitability and Operating EBITDA growth potential, especially around high growth metropolitan areas, leveraging those assets that are best suited to achieve this. We believe that a geographically diverse portfolio of assets, in markets, regions or cities that we believe offer long-term profitability, provides us with the opportunity for significant value creation through profitable organic growth over the medium-to-long-term. Consequently, we intend to be selective and strategic about where we remain and where we operate. We believe our business portfolio should be particularly focused on high growth metropolitan areas, primarily in the U.S., Europe and Mexico, that combine strong fundamentals, ranging from economic growth potential to strong construction investment, population growth, degree of urban development and political stability, all under the basis of sustainable urbanization. By identifying the needs of these markets and metropolises, we expect to be in a better

CEMEX • 2023 20-F REPORT • 83

PART I

position to offer a more complete value proposition of products and solutions to our clients and citizens of these markets and metropolises.

As of the date of this annual report, as part of our strategic priorities, we are undertaking actions that are designed to streamline and reposition our portfolio in order to enhance our diversification and achieve higher profitable growth. As such, we expect to rebalance our portfolio by focusing on the markets we believe offer long-term growth potential and retaining those assets that we believe are best suited to grow, offering us long-term profitability. While these actions are being undertaken, we could continue to complement our strategic priorities with organic, bolt-on investments, on a stand-alone basis or with other partners, using a metropolis-centric approach leveraging our businesses and digital strategy.

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

In particular, as outlined in our strategic priorities, we believe that the United States, Europe and Mexico are well-suited for vertically integrated positions near growing metropolises; and, in addition to our traditional cement, aggregate and ready-mix concrete core businesses, these metropolises exhibit a need for a value proposition we’re well-positioned to deliver through our Urbanization Solutions businesses, which has led us to consider it as a key component of our Operating EBITDA Growth strategic priority.

Urbanization Solutions. Urbanization Solutions is one of our four core businesses. It is a business that complements our value offering of products and solutions, looking to connect with the broader city ecosystem. It seeks to address urbanization challenges and provide means to all stakeholders in the construction value chain to enable sustainable urbanization by focusing on four key market segments:

•	Performance Materials.

They are used to modify or enhance the performance of building materials and construction systems. Performance materials include admixtures, mortars and asphalt.

•	Industrialized Construction.

We manufacture finished building elements that are easy and safe to transport and install on-site. Products of industrialized construction range from precast components to complete structures, 2D panels, 3D modules, 3D structures, etc.

•	Circularity.

Efficient management of resources to improve the circularity of the construction value chain, ranging from transforming construction, demolition and excavation waste into recycled aggregates, municipal industrial waste into alternative fuels and alternative raw materials.

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

CEMEX • 2023 20-F REPORT • 84

PART I

(i) working to share operative best practices and market our products and solutions; (ii) providing modern support functions and technology to clients and customers; (iii) having clear and effective transactional functions at all levels of our business; and (iv) maintaining efficient governance controls.

STAKEHOLDERS. Our stakeholders include our employees, customers, shareholders, investors, and analysts, suppliers, and communities where we operate.

We add value to our: (i) employees through resources that we believe foster growth and provide a great workplace that helps them grow and build skills, expertise and a strong sense of purpose; (ii) customers by tailoring our offerings to solve their construction needs while making it easy for them to work with us and by providing enhanced performance and reliability; (iii) shareholders, investors and analysts by focusing on plans designed to drive revenue growth, reduce costs, optimize assets, manage risks and enforce strong governance; (iv) communities by serving as a catalyst for economic growth, fostering the creation of more capable, inclusive and resilient communities, while also reducing our local environmental impact and conserving biodiversity; and (v) suppliers by encouraging the creation of innovative solutions to reduce costs while promoting sustainable goods and services, and being a reliable and trustworthy client throughout the value chain.

Environment and Biodiversity Partners. We work closely with several partners to protect the environment and biodiversity of the countries in which we operate by engaging in fruitful partnerships with global, national and local organizations, among others.

Knowledge and Innovation Partners. We often leverage the knowledge and expertise of thought partners from varied perspectives such as consulting, research institutions, universities, technology partners and others.

These collaborations enable the design, development, curation and delivery of relevant learning experiences aligned with our strategic capabilities and emerging practices.

Shared Value Partners. Collaborations and partnerships with multilateral or international organizations, the private sector, academia and others, allow us to build synergies to scale our contributions to build a better future, continue to contribute to the development of sustainable communities and to support the enablement of a just transition to a lower-carbon economy.

Some of the most relevant partners we collaborate or have collaborated with include the World Economic Forum, the U.N. Global Compact, All4Youth, among others. We leverage our partnerships to foster the creation and scaling of social impact programs through four focus areas: (i) People, to provide community members with access to education and workplace training aiming to enable inclusive long-term upward mobility; (ii) Economy, to support organizations and individuals in developing sustainable development and entrepreneurship skills to foster a sustainable economy, and lay the groundwork for a just transition; (iii) Structures, to leverage our expertise and quality building materials to improve the standards of livable housing and essential infrastructure in cities and communities where we operate; and (iv) Cities, to actively contribute to resilient and equitable communities, emphasizing the development of green spaces, services and infrastructure to harmonize the natural and built environments.

Industry and Business Associations. We actively participate in various global, regional and national industry and business associations to develop and strengthen partnerships, support our advocacy efforts, and promote our products and solutions. Our active involvement in these associations provides us, alongside other companies in our industry, with a platform to advocate for and educate on important topics such as promoting the use of concrete as an essential material for sustainable construction and policies. As of December 31, 2023, we held nearly 200 industry leadership roles across the globe. In 2023, our CEO was elected as president of the GCCA, which represents 80% of the world’s cement production capacity outside of China and recently signed a historic partnership with the China

CEMEX • 2023 20-F REPORT • 85

PART I

Cement Association, which represents more than 50% of the world’s cement production, to work together to accelerate decarbonization across the industry. We see this as the decade to deliver with public and private sectors collaborating to reach our full potential as a carbon-neutral society.

Our Investment Grade Rating

Our financial strategy is designed to strengthen our capital structure by: (i) reducing refinancing risks, mainly by reducing short-term maturities and extending average life of debt, which reached 4.8 years as of the end of 2023; (ii) lowering our financial costs, using available free cash flow and divestments to reduce our liabilities and/or optimizing our funding sources by looking for opportunities to issue new securities while redeeming other securities with higher costs, as well as managing our interest rate mix between fixed and floating rates; and (iii) maintaining ample liquidity through the revolving credit facility under the Amended 2021 Credit Agreement and access to short-term credit lines. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent

Developments Relating to Our Indebtedness—Refinancing of 2022 EUR Credit Agreement.” We believe that our debt portfolio currency mix, mainly in Dollars and Euros, together with our financial derivatives strategy, allows us to balance exposures to currency fluctuations in our most important markets while allowing for optimization of our funding costs.

As a result of implementing our “Operation Resilience” strategy, in June 2021, we reached our investment grade capital structure target of reducing our consolidated leverage ratio (as defined in our then-effective 2017 Facilities Agreement (as defined below)) below 3.0x. In 2023, we reduced our total debt plus other financial obligations by $661 million. In March 2024, we advanced our strategic priorities by obtaining an investment grade rating, and now we are focused on maintaining or improving these ratings and obtaining investment grade ratings from additional rating agencies; this is one of our top priorities. We believe our strategic priorities should allow us to make progress in reaching this goal, as we expect that we should be able to increase our free cash flow, which would enable us to further reduce our debt, invest in our business, and potentially return value to our shareholders. Maintaining our credit ratings depends on strong financial results and on other factors, including the outlook of the rating agencies on our sector and the market generally. Generally, rating agencies base their ratings on material information and their own investigations, studies, and assumptions, as they deem appropriate. There can be no assurance that a credit rating will remain in effect for any given period of time or that a rating will not be lowered, suspended, or withdrawn. Ratings are not a recommendation to buy, sell, or hold any security, and each agency’s rating should be evaluated independently of any other agency’s rating.

Also, we have been focusing, and expect to continue to focus, on optimizing our operations by looking to grow our market positions in the markets that we believe offer the highest growth potential and our core businesses, implementing our pricing policies for our products, strengthening our capital structure, regaining financial flexibility through reducing our debt and cost of debt, improving cash flow generation, and extending maturities. Our efforts in lowering our interest expense and our effective management of working capital have allowed us to support our free cash flow. As of the date of this annual report, we plan to continue with these efforts.

We have also introduced a comprehensive pricing strategy for our products that we expect to more fully reflect and capture the high value-creating capability of our products and services. Our strategy focuses on value enhancement, optimizing gains in customer relationships, and generating sufficient returns that would allow us to reinvest in our business. Under this strategy, we are establishing internal procedures and guidelines that are expected to support our approach to pricing our different products and services.

In addition, we plan to maintain and grow our market positions in cement, ready-mix concrete, aggregates, and Urbanization Solutions by being one of the most customer-centric companies in the industry. Among other actions, we

CEMEX • 2023 20-F REPORT • 86

PART I

also expect to implement pricing initiatives for our products and receive compensation through fees for the services we provide that should allow us to improve our overall profits, as well as to operate in the most capital and cost-efficient manner possible. We may also seek to expand our presence in businesses related to cement, ready-mix concrete, aggregates and Urbanization Solutions, and potentially also implement similar pricing strategies in the markets related to these businesses.

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

Through a worldwide import and export strategy, we plan to continue to seek to optimize capacity utilization and maximize profitability by redirecting our products from countries experiencing economic downturns to target export markets where demand may be greater. Our global trading system enables us to coordinate our export activities globally to try and take advantage of demand opportunities. Should demand for our products in the United States improve as a result of the Infrastructure and Jobs Act of 2021 and the Inflation Reduction Act of 2022, we believe we are well-positioned to service this market through our established presence in the southern and southwestern regions of the country and our current ability to import into the United States.

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

Our latest significant initiative with operational improvement and cost-reduction implications is our Working Smarter digital transformation initiative. With Working Smarter, we leverage a combination of digital technologies, operative

CEMEX • 2023 20-F REPORT • 87

PART I

models, and innovation from leading service suppliers to reshape our business management services. As part of this initiative, in the first quarter of 2022, we signed separate multi-year contracts that range from 5 to 7 years that in the aggregate total $500 million with six service providers in the fields of finance and accounting, information technology, and human resources. The integration of these next-generation contracts, alongside the implementation of other Working Smarter initiatives, is translating into savings in our business management services.

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

Also, as part of these initiatives, at times we temporarily shut down (in some cases for a period of at least two months) some of our cement production lines in order to rationalize the use of our assets and reduce the accumulation of our inventories. In the past we have announced the permanent closure of some of our cement plants. Similar actions were taken in our ready-mix concrete and aggregates businesses. In the past, such rationalizations have included, among others, our operations in Mexico, the United States, including Puerto Rico, Spain, Croatia, and the United Kingdom. As of December 31, 2023, we had five cement and grinding plants temporarily shut down (two cement plants in the United States, one cement plant in the United Kingdom, and two cement plants in Spain).

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

During different parts of the past years, we had reduced capital expenditures related to maintenance and expansion of our operations in response to weak demand for our products in some of the markets in which we do business. Such reductions were implemented with the intention of maximizing our free cash flow generation available for debt service and debt reduction, consistent with our ongoing efforts to strengthen our capital structure, improve our conversion of Operating EBITDA to free cash flow and regain our financial flexibility. In the past, we had restrictions under our debt agreements and instruments regarding making capital expenditures. No restrictions apply pursuant to the Credit Agreements as long as we are in compliance with our financial covenants. We expect this additional flexibility to allow us to execute our portfolio rebalancing efforts and bolt-on growth investments. During 2022 and 2023, our capital expenditures related to maintenance and expansion of our operations were $1,362 million and $1,417 million, respectively, higher than the $1,099 million expended in 2021.

User Base

Cement is the primary building material in the industrial and residential construction sectors of the majority of markets in which we operate. We believe that the lack or shortage of available cement substitutes further enhances the marketability of our product. The primary end-users of cement in each region in which we operate vary but usually

CEMEX • 2023 20-F REPORT • 88

PART I

include, among others, wholesalers, ready-mix concrete producers, industrial customers and contractors in bulk. Additionally, sales of bagged cement to individuals for self-construction and other basic needs have traditionally been a significant component of the retail sector. The end-users of ready-mix concrete generally include homebuilders, commercial and industrial building contractors and road builders. Major end-users of aggregates include ready-mix concrete producers, mortar producers, general building contractors and those engaged in road building activity, asphalt producers and concrete product producers. Our Urbanization Solutions have a wide user base which includes, but is not limited to, architects, civil engineers, builders, developers and paving and general contractors, in addition to ready-mix concrete, cement and mortars producers. In summary, because of the many favorable qualities of our products and solutions, a considerable number of builders and other users worldwide use our cement, ready-mix concrete, aggregates and Urbanization Solutions for almost every kind of construction project in the infrastructure, commercial and residential segments.

As of December 31, 2023, we did not depend on any single existing customer to conduct our business and the loss of any of our existing customers individually would not have had a material adverse effect on our financial condition or results of operations. For the period ended December 31, 2023, none of our individual customers represented more than 10% of our consolidated revenues.

Our Corporate Structure

Cemex, S.A.B. de C.V. is an operating and a holding company that primarily operates its business through subsidiaries which, in turn, hold interests in Cemex’s cement, aggregates, ready-mix concrete and Urbanization Solutions operating companies, as well as other businesses. The following chart summarizes Cemex’s corporate structure as of December 31, 2023. The chart also shows for each company, unless otherwise indicated, Cemex’s approximate direct or indirect, or consolidated, percentage equity ownership or economic interest. The chart has been simplified to show only some of Cemex’s major holding companies and/or operating companies in most of the main countries in which Cemex operates, and/or relevant companies in which Cemex holds a significant direct or indirect interest and does not include all of Cemex’s operating subsidiaries and its intermediate holding companies.

CEMEX • 2023 20-F REPORT • 89

PART I

Cemex’s Corporate Structure as of December 31, 2023

(1)	Includes Cemex’s direct or indirect, or consolidated, interest.

(2)	Includes COM’s, CIH’s and Cemex, S.A.B. de C.V.’s interest, as well as shares held in Cemex España’s treasury.

(3)	Includes Cemex España’s direct or indirect, or consolidated, interest.

CEMEX • 2023 20-F REPORT • 90

PART I

(4)

Represents Cemex España’s indirect economic interest in three companies incorporated in the United Arab Emirates; Cemex Topmix LLC, Cemex Supermix LLC and Cemex Falcon LLC. Cemex España indirectly owns a 49% equity interest in each of these companies and indirectly holds the remaining 51% of the economic benefits through agreements with other shareholders.

(5)	Represents CHP’s direct and indirect equity interest.

(6)	Represents outstanding shares of CLH’s capital stock and excludes treasury stock.

(7)	Represents CLH’s 99.483% indirect interest in ordinary shares, which excludes a 0.516% interest held in Cemento Bayano, S.A.’s treasury.

(8)	Represents CLH’s direct and indirect interest in three companies incorporated in Guatemala; Cemex Guatemala, S.A., Global Concrete, S.A., and Cementos de Centroamérica, S.A.

(9)	Represents CLH’s direct and indirect interest in ordinary and preferred shares and includes shares held in Cemex Colombia’s treasury.

(10)	Includes Cemex Colombia’s 99% interest and Corporación Cementera Latinoamericana, S.L.U.’s 1% interest.

(11)	Includes TCL’s direct and indirect 74.08% interest and Cemex’s indirect 4.96% interest held through other subsidiaries.

Our Operations in Mexico

Overview. For the year ended December 31, 2023, our operations in Mexico represented 28% of our consolidated external revenues in Dollar terms. As of December 31, 2023, our operations in Mexico represented 31% of our total installed cement capacity and 19% of our total assets, in Dollar terms.

Following the completion of its expansion involving the construction of a new kiln and a mill, as of December 31, 2023, our Tepeaca cement plant in Puebla, Mexico had a production capacity of 4.2 million tons of cement per year based on mill capacity. In May 2021, in order to generate enough supply to meet the increasing demand in the U.S. market and strengthen our position in the region, we resumed our operations in our CPN cement plant in Sonora, which has a production capacity of 1.7 million tons of cement per year.

In March 2022, following the successful restart of our operations in our CPN cement plant in Sonora, we announced the reactivation of our second CPN kiln in the Sonora plant to continue leveraging Cemex’s regional trading network to meet growing cement demand throughout the western United States. This project was completed during the fourth quarter of 2022.

In 2001, we launched the Construrama program, a registered brand name for construction material stores. Through this program, we offer to an exclusive group of our Mexican distributors the opportunity to sell a variety of products under the Construrama brand name, a concept that includes the standardization of stores, image, marketing, products and services. As of December 31, 2023, 1,145 independent concessionaries with 2,389 stores were integrated into the Construrama program, with nationwide coverage.

Industry. For 2023, the National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía) indicated that total construction activity in Mexico increased 15.5% as of December 2023 (seasonally adjusted figures). Such increase has been attributed to major infrastructure projects and the dynamism of the formal construction industry, particularly in the industrial sector.

Cement in Mexico is sold mainly through distributors, with the remaining balance sold through ready-mix concrete producers, manufacturers of precast concrete products and construction contractors. Cement sold through distributors is mixed with aggregates and water by the end user at the construction site to form concrete. Ready-mix concrete producers mix the ingredients in plants and deliver it to local construction sites in mixer trucks, which pour the concrete. Unlike more developed economies, where purchases of cement are concentrated in the commercial and industrial sectors, retail sales of cement through distributors in 2023 accounted for approximately 52% of Mexico’s demand (bagged presentation). Individuals who purchase bags of cement for self-construction and other basic construction needs are a significant component of the retail sector. We believe that this large retail sales base is a factor that significantly contributes to the overall performance of the cement market in Mexico.

The retail nature of the Mexican cement market also enables us to foster brand loyalty, which distinguishes us from other worldwide producers selling primarily in bulk. We own the registered trademarks for our brands in Mexico, such

CEMEX • 2023 20-F REPORT • 91

PART I

as “Tolteca,” “Monterrey,” “Maya,” “Anahuac,” “Campana,” “Gallo,” “Centenario,” as well as certain sub-brands, such as “Extra,” “Impercem,” and “Optimo” for gray cements and mortar and, additionally, recently launched “Multiplast” for coatings. We believe that these brand names are important in Mexico since cement is principally sold in bags to retail customers who may develop brand loyalty based on differences in quality and service. We also have trademark registrations for our special concrete’s brands such as “Promptis,” “Resilia,” “Pervia,” “Insularis,” and “Evolution.” In Mexico, we introduced Vertua as a value cement and concrete brand. Vertua is Cemex’s global brand for low carbon footprint products. In addition, we own the registered trademark for the “Construrama” brand name for construction material stores and for our new digital solution we have trademark registrations for “Cemex Go” and “Olivia.”

Competition. In the early 1970s, the cement industry in Mexico was regionally fragmented. However, since that time, cement producers in Mexico have increased their production capacity and the cement industry in Mexico has consolidated into a national market, thus becoming increasingly competitive. As of December 31, 2023, the major cement producers in Mexico were Cemex; Holcim; Fortaleza Materiales (formerly named Elementia); Sociedad Cooperativa Cruz Azul, a Mexican operator; Cementos Moctezuma, an associate of Cements Molins and Buzzi-Unicem; and GCC, S.A.B. de C.V. (“GCC,” formerly named Grupo Cementos de Chihuahua, S.A.B. de C.V.), a Mexican operator in whose majority holder, Camcem, S.A. de C.V., we hold a minority interest. As of December 31, 2023, the major ready-mix concrete producers in Mexico were Cemex, Holcim, Sociedad Cooperativa Cruz Azul, and Cementos Moctezuma. In addition, as of December 31, 2023, the use of non-integrated ready-mixers has been increasing.

We believe potential entrants into the Mexican cement market face various barriers to entry, including, among other things: the time-consuming and expensive process of establishing a retail distribution network and developing the brand identification necessary to succeed in the retail market; the lack of port infrastructure and the high inland transportation costs resulting from the low value-to-weight ratio of cement; the distance from ports to major consumption centers and the presence of significant natural barriers, such as mountain ranges, which border Mexico’s east and west coasts; the strong brand recognition and the wide variety of special products with enhanced properties; the extensive capital expenditure requirements; and the length of time required for construction of new plants, which we estimate is approximately two years. Nevertheless, Fortaleza Materiales started operation of a stand-alone cement mill in the Yucatán Peninsula in October 2020. Additionally, at the end of the first quarter of 2021, Holcim started operating a stand-alone cement mill located in the Yucatán Peninsula, aiming to strengthen its market position and supply cost in this region. During 2022, a new independent producer, Grupo Comercial AMORI, entered the market in the Yucatán Peninsula with a cement mill facility located in Progreso, Yucatán, under the brand “Cementos Jaguar.” This facility corresponds to the first new entry into the cement industry since Fortaleza’s incursion in 2013.

For 2024, we anticipate the introduction of new capacities into the market. An expansion of milling capacity is expected by the end of the first half of the year from Fortaleza Materiales at its Palmar Plant. Holcim has announced the expansion of its plant in Macuspana, Tabasco which is expected to be ready by the end of 2024. Additionally, GORSA, a non-integrated player (independent), is developing a milling project in Salina Cruz, Oaxaca, which is expected to be in operation during the fourth quarter of 2024.

Urbanization Solutions. In Mexico, for the year ended December 31, 2023, in terms of relevant revenues, our admixtures, mortars, and circularity verticals were the main contributors. These businesses are located across Mexico.

CEMEX • 2023 20-F REPORT • 92

PART I

Our Operating Network in Mexico

During 2023, we operated 15 cement plants and 111 cement distribution centers (including eight marine terminals) located throughout Mexico.

CEMEX • 2023 20-F REPORT • 93

PART I

We operate cement plants on the Gulf of Mexico and Pacific coasts of Mexico, most of the time allowing us to take advantage of attractive transportation costs to export to the United States and the SCA&C region, when possible.

Products and Distribution Channels

Cement. For the year ended December 31, 2023, our cement operations represented 55% of our external revenues from our operations in Mexico in Dollar terms and our domestic cement sales volume represented 90% of our total cement sales volume in Mexico. As a result of the retail nature of the Mexican market, our operations in Mexico are not dependent on a limited number of large customers. The total volume of the five most important distributors accounted for 13% of our total cement sales by volume in Mexico in 2023 (excluding our in-house channels).

Ready-Mix Concrete. For the year ended December 31, 2023, our ready-mix concrete operations represented 29% of our external revenues from our operations in Mexico in Dollar terms. Our ready-mix concrete operations in Mexico purchase substantially all their cement requirements from our cement operations in Mexico. Ready-mix concrete is sold through our own internal sales force and facilities network.

Aggregates. For the year ended December 31, 2023, our aggregates operations represented 3% of our external revenues from our operations in Mexico in Dollar terms.

Urbanization Solutions and Others: For the year ended December 31, 2023, our Urbanization Solutions and other businesses operations represented 13% of our external revenues from our operations in Mexico in Dollar terms.

Exports. Our operations in Mexico export a portion of their cement production, mainly in the form of cement and to a lesser extent in the form of clinker. Exports of cement by our operations in Mexico represented 10% of our total cement sales volume in Mexico for 2023. In 2023, 92% of our cement exports from Mexico were to the United States and 8% were to our Rest of SCA&C segment.

The cement and clinker exports by our operations in Mexico to the United States are mostly marketed through our trading network subsidiaries. Our cement and clinker transactions between Cemex and its subsidiaries, are conducted on an arm’s-length basis.

Production Costs. Our cement plants in Mexico primarily utilize pet coke and alternative fuels. Two 20-year pet coke supply contract agreements with PEMEX Madero refinery expired at the end of September 2022. The contracts were replaced by a 5-year supply agreement awarded in a tender for an estimated 30% of our pet coke consumption. By the end of October 2022, PEMEX unilaterally suspended deliveries from the Cadereyta refinery in two additional contracts. Cemex and PEMEX agreed on a new pricing methodology based on the current pet coke market for the remainder of the contract period. Following an unsuccessful tender for the Cadereyta facility, PEMEX extended its contract with Cemex until January 2025. Cemex was also awarded a 2-year contract for the Minatitlan refinery in November 2022, which is equivalent to 11% of our cement plant consumption. In general, we have been able to purchase pet coke in the open market when needed to make up for any quantities not supplied by PEMEX. In addition, in 1992, our operations in Mexico began using alternative fuels to further reduce the consumption of residual fuel oil and natural gas. These alternative fuels represented 43% of the total fuel consumption for our cement plant operations in Mexico in 2023. For additional information, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Cash Requirements.”

In 1999, we entered into an agreement with an international partnership, which financed, built and operated TEG, a 230 megawatt (“MW”) energy plant in Tamuín, San Luis Potosí, Mexico. We entered into this agreement in order to reduce the volatility of our energy costs. The power plant commenced commercial operations in April 2004. In 2007, the original operator was replaced and the agreement was extended to 2027. As of the date of this annual report,

CEMEX • 2023 20-F REPORT • 94

PART I

TEG has migrated to the wholesale market to supply Cemex load points. For additional information, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Cash Requirements,” and “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico.”

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

In connection with the beginning of full commercial operations of Ventika, S.A.P.I. de C.V. and Ventika II S.A.P.I. de C.V. wind farms (jointly, “Ventikas”), located in the Mexican state of Nuevo León, with a combined generation capacity of 252 MW, we agreed to acquire a portion of the energy generated by Ventikas for our Mexican plants for a period of 20 years, which began in April 2016. During 2023, Ventikas supplied 9% of Cemex’s overall electricity needs in Mexico. This agreement is for Cemex’s own use and as of the date of this annual report, Cemex does not intend to engage in energy trading in Mexico.

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

Description of Properties, Plants and Equipment. As of December 31, 2023, we had 15 wholly-owned cement plants (all of them active) with a cement installed capacity of 28.2 million tons per year and proportional interests through associates in three other cement plants located throughout Mexico. We have exclusive access to limestone quarries and clay reserves near each of our plant sites in Mexico. As of December 31, 2023, all of our producing plants in Mexico utilized the dry process.

As of December 31, 2023, we had a network of 103 land distribution centers in Mexico, which are supplied through a fleet of our own trucks and rail cars, as well as leased trucks and rail facilities, and operated eight marine terminals. In addition, we had 261 ready-mix concrete plants (44 were temporarily inactive) throughout 75 cities in Mexico, more than 2,600 ready-mix concrete delivery trucks and 13 aggregates quarries (two were temporarily inactive).

Capital Expenditures. We made capital expenditures of $190 million in 2021, $265 million in 2022, and $264 million in 2023. As of December 31, 2023, we expected to make capital expenditures of over $311 million in our operations in Mexico during 2024.

CEMEX • 2023 20-F REPORT • 95

PART I

Our Operations in the United States

Overview. For the year ended December 31, 2023, our operations in the United States represented 31% of our consolidated external revenues in Dollar terms. As of December 31, 2023, our operations in the United States represented 16% of our total installed cement capacity and 46% of our total assets, in Dollar terms. As of December 31, 2023, Cemex, Inc. was the main holding company of our operating subsidiaries in the United States.

On September 23, 2013, we and Concrete Supply Company, a leading producer of ready-mix concrete throughout North and South Carolina, entered into a joint venture agreement and formed a joint venture company named Concrete Supply Co. LLC, in which Concrete Supply Holdings Co. holds a majority ownership stake in and acts as the managing member. This joint venture is a locally-managed leading concrete supplier in North and South Carolina.

Industry. Demand for cement is derived from the demand for ready-mix concrete and concrete products which, in turn, is dependent on the demand for construction. The construction industry is composed of three major sectors: the residential, nonresidential and public sectors. The public sector is the most cement-intensive sector, particularly for infrastructure projects such as streets, highways and bridges. Just as construction is highly pro-cyclical, so too is each subsector.

The construction industry consistently grew over the decade preceding the COVID-19 pandemic as it recovered from the collapse suffered during and in the immediate aftermath of the Great Recession. From 2010 through 2019, real annual GDP growth averaged 2.4% as the value of total construction put-in-place increased 6.2% annually, on average, in nominal terms. Similar to the recovery from the Great Recession, the three segments that drive cement demand—residential, nonresidential buildings, and public construction—have each recovered from the 2020 pandemic-induced recession at different paces. Housing led the economic recovery as total starts surged to 1.6 million in 2021, a 16.0% increase over 2020 and the highest level since 2006. Single-family starts edged 5.3% lower in 2023 but ended the year at 947,000, 39.1% higher than the 2010-2019 average. In contrast, the real value of construction put-in-place of nonresidential buildings after declined in 2021 and 2022 but reversed course and increased 21.3% in 2023. Additionally, private fixed investment in nonresidential structures contributed 0.4% to GDP growth in 2023 after subtracting from growth the prior two years. The value of public sector construction put-in-place climbed 9% in 2023, accounting for nearly one-fifth of the total.

Cement demand had been increasing annually since 2014 prior to an estimated 2.5% decline in 2023. As of March, 2024, the Portland Cement Association is forecasting a 0.9% increase in cement demand in the United States for 2024, but as of the date of this annual report we are not able to assess whether the cement demand in the United States will increase or decrease during 2024. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—Future pandemics and epidemics, such as the COVID-19 pandemic, could materially adversely affect our financial condition and results of operations.” High mortgage rates resulting from Federal Reserve interest rate increases and quantitative tightening could result in lower than expected single family housing demand. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations.”

Competition. As of December 31, 2023, the cement industry in the United States was highly competitive, including national and regional cement producers in the United States. As of December 31, 2023, our principal competitors in the United States were Holcim, CRH plc (“CRH”), Buzzi-Unicem, Summit Materials Inc., and HeidelbergCement.

As of December 31, 2023, the independent U.S. ready-mix concrete industry was highly fragmented. According to the National Ready Mixed Concrete Association (“NRMCA”), it is estimated that as of December 31, 2023 there were about 7,000 ready-mix concrete plants that produce ready-mix concrete in the United States and about 80,000 ready-mix concrete mixer trucks that delivered the concrete to the point of placement. The NRMCA estimates that, as of December 31, 2023, the value of ready-mix concrete produced by the industry was approximately $62.7 billion per year. Given that the concrete industry has historically consumed approximately 75% of all cement produced annually in the United States, many cement companies choose to develop concrete plant capabilities.

CEMEX • 2023 20-F REPORT • 96

PART I

Aggregates are widely used throughout the United States for all types of construction because they are the most basic materials for building activity. The United States Geological Survey (“USGS”) estimates over 2.4 billion tons of aggregates were produced in 2023, a decrease of about 3% over 2022. As of December 31, 2023, crushed stone accounted for 61% of aggregates consumed, sand and gravel for 38%, and slag for 1%. These products are produced in all 50 states and had a value of $36 billion as of December 31, 2023. The United States aggregates industry is highly fragmented and geographically dispersed. The top 10 producing states represented more than 54% of all production as of year-end 2023. According to the USGS, during 2023, an estimated 3,400 companies operated 6,500 sand and gravel sites and 1,400 companies operated 3,500 crushed stone quarries in the 50 states.

Urbanization Solutions. In the United States, for the year ended December 31, 2023, in terms of relevant revenues, Related Services and concrete block were the main contributors. These businesses are located mainly in the state of Florida.

Our Operating Network in the United States

The maps below reflect the location of our operating assets, including our cement plants and cement terminals giving service to our operations in the United States as of December 31, 2023.

CEMEX • 2023 20-F REPORT • 97

PART I

Products and Distribution Channels

Cement. For the year ended December 31, 2023, our cement operations represented 23% of our external revenues from our operations in the United States, in Dollar terms. In the United States, we deliver a substantial portion of cement by rail, which occasionally goes directly to customers. Otherwise, shipments go to distribution terminals where customers pick up the product by truck or we deliver the product by truck. The majority of our cement sales in the United States are made directly to users of gray portland and masonry cements, generally within a radius of approximately 200 miles of each plant.

Ready-Mix Concrete. For the year ended December 31, 2023, our ready-mix concrete operations represented 57% of our external revenues from our operations in the United States, in Dollar terms. Our ready-mix concrete operations in the United States purchase most of their cement aggregates requirements from our cement operations in the United States. Our ready-mix concrete products are mainly sold to residential, commercial and public contractors and to building companies.

Aggregates. For the year ended December 31, 2023, our aggregates operations represented 17% of our external revenues from our operations in the United States, in Dollar terms. Our aggregates are consumed mainly by our internal operations and by our trade customers in the ready-mix, concrete products and asphalt industries.

Urbanization Solutions and Others: For the year ended December 31, 2023, our Urbanization Solutions and other businesses operations represented 3% of our external revenues from our operations in the United States in Dollar terms.

Production Costs. The largest cost components of our plants are usually electricity and fuel. Fuel accounted for 13% of our total production costs of our cement operations in the United States in 2023. As of December 31, 2023, we had been implementing a program expected to gradually replace coal with more economic fuels, such as pet coke, tires and other alternative fuels, which has resulted in reduced energy costs. By retrofitting our cement plants to handle alternative energy fuels, we believe we have gained more flexibility in supplying our energy needs and have become less vulnerable to potential price spikes in energy. Power costs in 2023 represented 8% of the cash manufacturing cost of our cement operations in the United States, which represents production cost before depreciation. We aim to improve the efficiency of our electricity usage of our cement operations in the United States, concentrating our manufacturing activities in off-peak hours and negotiating lower rates with electricity suppliers.

CEMEX • 2023 20-F REPORT • 98

PART I

Description of Properties, Plants and Equipment. As of December 31, 2023, we operated a geographically diverse base of 10 cement manufacturing plants in the United States (two were temporarily inactive) located in Alabama, California, Colorado, Florida, Georgia, Pennsylvania, Tennessee, and Texas, and had a total installed cement capacity of 14.1 million tons per year. As of December 31, 2023, we operated a distribution network of 32 cement terminals (four of which we distributed fly ash through) and 11 deep-water import terminals. All of our 10 cement production facilities in 2023 were wholly-owned by Cemex, Inc. As of December 31, 2023, Cemex, Inc. had 294 ready-mix concrete plants (30 were temporarily inactive) located in Alabama, Arizona, California, Florida, Georgia, Louisiana, Nevada, Tennessee, Texas, and Virginia and operated a total of 50 aggregates quarries (seven were temporarily inactive) in Arizona, California, Florida, Georgia, Nevada, South Carolina, and Texas, one of these quarries was located in Canada. As of December 31, 2023, we had 17 concrete block facilities.

In the United States, we have continued to take a number of actions to streamline our operations and improve productivity, including temporary capacity adjustments and rationalizations in some of our cement plants, and shutdowns of ready-mix concrete and block plants and aggregates quarries. As of December 31, 2023, we were utilizing approximately 90% of our ready-mix concrete plants, 100% of our block manufacturing plants and 86% of our operating aggregates quarries in the United States.

Capital Expenditures. We made capital expenditures of $373 million in 2021, $551 million in 2022, and $521 million in 2023 in our operations in the United States. As of December 31, 2023, we expected to make capital expenditures of $549 million in our operations in the United States during 2024.

EMEAA

For the year ended December 31, 2023, our business in the EMEAA region, which includes our operations in the EMEAA region and the Rest of EMEAA segment, as described below, represented 29% of our consolidated external revenues in Dollar terms. As of December 31, 2023, our operations in the EMEAA region represented 38% of our total installed capacity and 22% of our total assets, in Dollar terms.

Our Operations in the United Kingdom

Overview. For the year ended December 31, 2023, our operations in the United Kingdom represented 6% of our consolidated external revenues, in Dollar terms. As of December 31, 2023, our operations in the United Kingdom represented 5% of our total assets, in Dollar terms.

As of December 31, 2023, we were a leading provider of building materials in the United Kingdom with vertically integrated cement, ready-mix concrete, aggregates and asphalt operations, and we were also an important provider of concrete and precast materials solutions such as concrete block, concrete block paving, flooring systems and sleepers for rail infrastructure.

Industry. According to the Construction Products Association (“CPA”), total construction output decreased by 6.4% in 2023, which follows an increase of 5.6% in 2022. The CPA also reported that new construction orders decreased by 7.6% year-over-year in 2023. This was driven by a 17.1% decline in new housing orders. Industrial projects were one of the few growth areas during the year, increasing by 2.3%. Meanwhile, infrastructure decreased by 1.1% in 2023. As of December 31, 2023, the official data corresponding to 2023 has not been released by the Mineral Products Association, but as of the date of this annual report we estimate that domestic cement demand decreased at high single-digit rates in 2023 compared to 2022. Ready-mix concrete consumption in the full year 2023 decreased by 6.2%.

Competition. As of December 31, 2023, our primary competitors in the United Kingdom are: Tarmac (owned by CRH after divestments by Lafarge and Holcim during their merger), Hanson (a subsidiary of Heidelberg), Aggregate

CEMEX • 2023 20-F REPORT • 99

PART I

Industries (a subsidiary of Holcim) and Breedon, which acquired Hope Construction Materials (owned by Mittal Investments). In addition, during 2023 an estimated 3.4 million tons of cement were imported to the United Kingdom by various players including CRH, Holcim, Heidelberg and other independents, with products that compete with ours increasingly arriving from over-capacity markets including Ireland, Spain and Greece.

Urbanization Solutions. In the United Kingdom, for the year ended December 31, 2023, in terms of relevant revenues, our Urbanization Solutions business consisted primarily of rail sleepers, asphalt and concrete block, among others. These businesses are located mainly in Yorkshire and North West, England.

Our Operating Network in the United Kingdom

CEMEX • 2023 20-F REPORT • 100

PART I

Products and Distribution Channels

Cement. For the year ended December 31, 2023, our cement operations represented 21% of our external revenues from our operations in the United Kingdom in Dollar terms. About 81.1% of our United Kingdom cement sales were of bulk cement, with the remaining 18.9% in bags. Our bulk cement is mainly sold to ready-mix concrete, concrete block and pre-cast product customers and contractors. Our bagged cement is primarily sold to national builders’ merchants.

Ready-Mix Concrete. For the year ended December 31, 2023, our ready-mix concrete operations represented 35% of our external revenues from our operations in the United Kingdom in Dollar terms. Special products, including self-compacting concrete, fiber-reinforced concrete, high strength concrete, flooring concrete and filling concrete, represented 20.3% of our 2023 United Kingdom sales volume. In 2023, our ready-mix concrete operations in the United Kingdom purchased 94.2% of its cement requirements from our cement operations in the United Kingdom and 78.5% of its aggregates requirements from our aggregates operations in the United Kingdom. Our ready-mix concrete products are mainly sold to public, commercial and residential contractors.

Aggregates. For the year ended December 31, 2023, our aggregates operations represented 31% of our external revenues from our operations in the United Kingdom in Dollar terms. In 2023, our United Kingdom aggregates sales were divided as follows: 60% were sand and gravel, 39% were limestone, and 1% was hardstone. In 2023, 35% of our aggregates volumes were obtained from marine sources along the United Kingdom’s coast. In 2023, 27% of our United Kingdom aggregates production was consumed by our own ready-mix concrete operations as well as our asphalt, concrete block and precast operations. We also sell aggregates to major contractors to build roads and other infrastructure projects.

Urbanization Solutions and Others: For the year ended December 31, 2023, our Urbanization Solutions and other businesses operations represented 13% of our external revenues from our operations in the United Kingdom in Dollar terms.

Cement Production Costs. In 2023, fixed production costs increased by 5.2% driven by increased maintenance costs and significant inflationary pressures. Variable costs increased by 15% in absolute terms, primarily as a result of increased costs of energy and purchased cement. During 2023, we continued to implement our cost reduction programs through our use of alternative fuels.

CEMEX • 2023 20-F REPORT • 101

PART I

Ready-Mix Concrete Production Costs. In 2023, fixed production costs increased by 3.3%, in comparison to fixed production costs in 2022, due to increased wages and salary costs following significant periods of inflation in the United Kingdom.

Aggregates Production Costs. In 2023, fixed production costs increased by 4.3% in comparison to 2022 fixed production costs due to increased wages and salaries following significant inflation in the United Kingdom and increased temporary labor and environmental fees.

Description of Properties, Plants and Equipment. As of December 31, 2023, we had two cement plants (one was temporarily inactive) and one clinker grinding facility in the United Kingdom. Assets in operation at year-end 2023 represent an installed cement capacity of 3.6 million tons per year, the same level as 2022. As of December 31, 2023, we also owned three cement import terminals and operated 108 ready-mix concrete plants (15 were temporarily inactive), 26 aggregates quarries (five were temporarily inactive), 15 marine licenses (all of them active), 16 distribution centers, and 13 marine terminals in the United Kingdom. In addition, we had operating units dedicated to the asphalt, concrete block, concrete block paving, sleepers, and flooring businesses in the United Kingdom.

In order to have access to blended cements, which are more sustainable based on their reduced clinker factor and use of by-products from other industries, our grinding and blending facility at the Port of Tilbury, located on the Thames River east of London has an annual grinding capacity of 0.9 million tons, which allows us to have access to blended cements.

Capital Expenditures. We made capital expenditures of $94 million in 2021, $74 million in 2022, and $107 million in 2023 in our operations in the United Kingdom. As of December 31, 2023, we expected to make capital expenditures of $67 million in our operations in the United Kingdom during 2024.

Our Operations in France

Overview. As of December 31, 2023, we were a leading ready-mix concrete producer and a leading aggregates producer in France. For the year ended December 31, 2023, our ready-mix concrete operations represented 78%, and aggregates represented 22%, respectively, of our external revenues from our operations in France in Dollar terms. We distribute most of our materials by road and a significant quantity by waterways, seeking to maximize the use of this efficient and sustainable alternative. For the year ended December 31, 2023, our operations in France represented 5% of our external revenues in Dollar terms. As of December 31, 2023, our operations in France represented 3% of our total assets, in Dollar terms.

Industry. According to the National Institute of Statistics and Economic Studies, housing starts in the residential sector decreased by 23.3% in 2023 compared to 2022. Non-residential starts (m2) decreased by 14.2% in 2023 compared to 2022 and demand from the public works sector increased by 4.5% over the same period. According to National Union of Quarrying and Building Materials Industries (French Association), ready-mix concrete consumption decreased by 6.5% in 2023.

Competition. As of December 31, 2023, our main competitors in the ready-mix concrete market in France included Holcim, Heidelberg, CRH, and Vicat SA, and our main competitors in the aggregates market in France included Holcim, Heidelberg, Colas (Bouygues), Eiffage, and Eurovia (Vinci). In France, we rely on sourcing cement from third parties, while many of our major competitors in ready-mix concrete are subsidiaries of French cement producers.

CEMEX • 2023 20-F REPORT • 102

PART I

Urbanization Solutions. In France, for the year ended December 31, 2023, our Urbanization Solutions business consisted of admixtures. This business mainly serves our concrete operations in France.

Our Operating Network in France

CEMEX • 2023 20-F REPORT • 103

PART I

Description of Properties, Plants and Equipment. As of December 31, 2023, we operated 195 ready-mix concrete plants in France (12 were temporarily inactive), two marine terminals located in Le Havre, on the northern coast of France, 18 land distribution centers, 38 aggregates quarries (two were temporarily inactive) and 11 river ports.

Capital Expenditures. We made capital expenditures of $44 million in 2021, $57 million in 2022, and $44 million in 2023 in our operations in France. As of December 31, 2023, we expected to make capital expenditures of $40 million in our operations in France during 2024.

Our Operations in Germany

Overview. For the year ended December 31, 2023, our operations in Germany represented 3% of our consolidated external revenues, in Dollar terms. As of December 31, 2023, our operations in Germany represented 2% of our total assets, in Dollar terms. For the year ended December 31, 2023, cement represented 38%, ready-mix concrete represented 38%, aggregates represented 18% and Urbanization Solutions and our other businesses represented 6%, respectively of our external revenues from our operations in Germany in Dollar terms. As of December 31, 2023, we were a leading provider of building materials in Germany, with vertically integrated cement, ready-mix concrete and aggregates businesses.

Industry. Preliminary estimates suggest that domestic sales volume decreased by 17% in 2023 compared to 2022. This coincided with a 2.4% decrease in producer prices for cement during this same period according to DESTATIS, the German Federal Statistical Office.

Competition. As of December 31, 2023, our primary competitors in the cement market in Germany were Heidelberg, Dyckerhoff (a subsidiary of Buzzi-Unicem), Holcim, CRH, and Schwenk, a local German competitor. These competitors, along with Cemex in Germany, represented a market share of above 95%, as estimated by us, for 2023. The ready-mix concrete and aggregates markets in Germany are fragmented and regionally heterogeneous, with many local competitors. The consolidation process in the ready-mix concrete and aggregates markets is moderate.

Urbanization Solutions. In Germany, for the year ended December 31, 2023, our Urbanization Solutions business consisted of admixtures and mortars. This business is located mainly in the northeast and southeast of Germany.

Our Operating Network in Germany

CEMEX • 2023 20-F REPORT • 104

PART I

Description of Properties, Plants and Equipment. As of December 31, 2023, we operated one cement plant and one cement grinding mill in Germany and our installed cement capacity was 3.1 million tons per year. In November 2023, Cemex completed the acquisition of Kiesel, a German mortars and adhesives company, including one active mortars and adhesives plant. As of December 31, 2023, our operations in Germany also included 57 ready-mix concrete plants (three of them inactive), 23 aggregates quarries (seven were temporarily inactive) and three land distribution centers.

Capital Expenditures. We made capital expenditures of $29 million in 2021, $33 million in 2022, and $47 million in 2023 in our operations in Germany. As of December 31, 2023, we expected to make capital expenditures of $38 million in our operations in Germany during 2024.

Our Operations in Poland

Overview. For the year ended December 31, 2023, our operations in Poland represented 3% of our consolidated external revenues in Dollar terms. As of December 31, 2023, our operating business in Poland represented 1% of our total assets, in Dollar terms. As of December 31, 2023, we were a leading provider of building materials in Poland, serving the cement, ready-mix concrete and aggregates markets. As of December 31, 2023, we operated two cement plants (two of them active) and one grinding mill with an installed cement capacity of 3.5 million tons per year. As of December 31, 2023, we also operated 44 ready-mix concrete plants (two were temporarily inactive), six aggregates quarries (all of them active), two distribution centers and two marine terminals in Poland. For the year ended December 31, 2023, cement represented 55%, ready-mix concrete represented 36%, and aggregates represented 9%, respectively of our external revenues from our operations in Poland in Dollar terms.

Industry. Preliminary estimates suggest that total cement consumption in Poland decreased approximately 14% in 2023 from 2022.

Competition. As of December 31, 2023, our primary competitors in the cement, ready-mix concrete and aggregates markets in Poland were Heidelberg, Holcim, CRH, Dyckerhoff, and Miebach.

Urbanization Solutions. In Poland, for the year ended December 31, 2023, in terms of relevant revenues, our

Urbanization Solutions business consisted primarily of the trading of admixtures and mortars (with some third-party dry mortar plants in Poland producing Cemex brands, and subsequently distributing under Cemex’s products declarations of conformity, as formal manufacturer).

CEMEX • 2023 20-F REPORT • 105

PART I

Capital Expenditures. We made capital expenditures of $29 million in 2021, $33 million in 2022, and $44 million in 2023 in our operations in Poland. As of December 31, 2023, we expected to make capital expenditures of $39 million in our operations in Poland during 2024. However, this amount could change based on current economic conditions and uncertainty.

Our Operations in Spain

CEMEX • 2023 20-F REPORT • 106

PART I

Overview. For the year ended December 31, 2023, our operations in Spain represented 2% of our consolidated external revenues in Dollar terms. As of December 31, 2023, our operating business in Spain represented 2% of our total assets, in Dollar terms.

Industry. According to the Spanish Ministry of Industry, total cement consumption in Spain decreased by 2.6% in 2023 compared to 2022. As of December 31, 2023, cement exports from Spain amounted to 3.96 million tons. In recent years, Spanish cement and clinker export volumes have fluctuated, reflecting the rapid changes in demand in the Mediterranean basin as well as the strength of the Euro and changes in the domestic market. According to the Spanish Ministry of Industry, these total export volumes increased 25% in 2021, decreased 2% in 2022 and decreased 6% in 2023 compared to 2022.

Competition. According to our estimates, as of December 31, 2023, we were one of the top four producers of clinker and cement in Spain. Competition in the ready-mix concrete industry is intense in large urban areas. The overall high degree of competition in the Spanish ready-mix concrete industry is reflected in the multitude of offerings from a large number of concrete suppliers. We have focused on developing value-added products and attempting to differentiate ourselves in the marketplace. The distribution of ready-mix concrete remains a key component of our business strategy in Spain.

Urbanization Solutions. In Spain, for the year ended December 31, 2023, in terms of relevant revenues, our Urbanization Solutions business consisted primarily of mortars and admixtures. These businesses are located across Spain.

Products and Distribution Channels

Cement. For the year ended December 31, 2023, our cement operations represented 64% of our external revenues from our operations in Spain in Dollar terms. We offer various types of cement in Spain, targeting specific products to

CEMEX • 2023 20-F REPORT • 107

PART I

specific markets and users. In 2023, 15% of the domestic sales volume of our main operating subsidiary in Spain consisted of bagged cement, and the remainder of its domestic sales volume consisted of bulk cement, primarily to ready-mix concrete operators, including sales to our other operations in Spain, as well as industrial customers that use cement in their production processes and construction companies.

Ready-Mix Concrete. For the year ended December 31, 2023, our ready-mix concrete operations represented 29% of our external revenues from our operations in Spain in Dollar terms. Our ready-mix concrete operations in Spain in 2023 purchased 87% of their cement requirements from our cement operations in Spain and 66% of their aggregates requirements from our aggregates operations in Spain.

Aggregates. For the year ended December 31, 2023, our aggregates operations represented 6% of our external revenues from our operations in Spain in Dollar terms.

Urbanization Solutions and Others: For the year ended December 31, 2023, our Urbanization Solutions and other businesses operations represented 1% of our external revenues from our operations in Spain in Dollar terms.

Production Costs. We have improved the efficiency of our operations in Spain by introducing technological improvements that have significantly reduced our energy costs, including the use of alternative fuels, in accordance with our cost reduction efforts. In 2023, we used organic waste, tires and plastics as fuel, achieving a 53% substitution rate for pet coke in our gray and white clinker kilns for the year.

Description of Properties, Plants and Equipment. As of December 31, 2023, our operations in Spain included six cement plants (two were temporarily inactive) located in Spain with an annual installed cement capacity of 7.7 million tons. As of that date, we also had 30 distribution centers, including 19 land and 11 marine terminals, 50 ready-mix concrete plants (15 were temporarily inactive), 24 aggregates quarries (eight were temporarily inactive), eight mortar plants (three of them inactive), and one admixture plant.

Capital Expenditures. We made capital expenditures of $34 million in 2021, $27 million in 2022, and $38 million in 2023 in our operations in Spain. As of December 31, 2023, we expected to make capital expenditures of $58 million in our operations in Spain during 2024.

Our Operations in the Philippines

Overview. As of December 31, 2023, on a consolidated basis, Cemex España indirectly held 100% of CASEC, which in turn owned 89.86% of the outstanding share capital of CHP. As of December 31, 2023, CHP directly and indirectly owned 100% of our two principal operating subsidiaries in the Philippines, Solid Cement Corporation (“Solid Cement”) and APO Cement Corporation (“APO”). For the year ended December 31, 2023, our operations in the Philippines represented 2% of our consolidated external revenues in Dollar terms. As of December 31, 2023, our operations in the Philippines represented 3% of our total assets, in Dollar terms.

As of December 31, 2023, CHP was investing in a new 1.5 million ton integrated cement production line at the Solid Cement Plant located in Luzon, Philippines (the “Solid Cement Plant”). Upon completion, this new line should nearly double the capacity of the Solid Cement Plant and would represent a 26% increase in our cement capacity in the Philippines. In October 2018, we entered into principal project agreements with CBMI Construction Co., Ltd (“CBMI”), an affiliate of Sinoma International Engineering Co., Ltd., for the procurement, construction and installation of the new line. On April 25, 2019, Solid Cement held its ceremonial groundbreaking for the new line. Various work was already ongoing, including the mobilization of equipment and site development. The new rotary kiln was lifted into position in January 2021. On December 7, 2021, Solid Cement served a notice of termination with respect to the construction contract with CBMI, which covered the construction and installation of Solid Cement’s new line. Solid Cement’s notice

CEMEX • 2023 20-F REPORT • 108

PART I

of termination, which applies to one of the principal project agreements with CBMI, was issued due to the delay in construction and installation work. Solid Cement took measures to address contingencies which have arisen as a result of this termination, including engaging replacement contractors for the project. During the first quarter of 2022, Solid Cement entered into contracts with Atlantic Gulf and Pacific Company of Manila, Inc. and Betonbau Phil., Inc. to continue the construction and installation of Solid Cement’s new line. As of December 31, 2023, among the project components completed were (i) the slip form works for the raw meal silo, clinker silos, and cement silos of the new line, (ii) the commissioning and startup of the main electrical substation for the new line, and (iii) the limestone crusher system. In addition, during the fourth quarter of 2023, commissioning of the raw meal production system for the new line was started. CHP now estimates that the construction of the new line should be completed in the second half 2024 and the start of its operations could commence thereafter. The estimated total project cost for the new line remains at $323 million, while the estimated total interest capitalization for the project is adjusted to

$78 million.

Industry. According to the Philippine Statistics Authority, gross fixed capital formation in construction in 2023 was still below pre-COVID-19 pandemic 2019 levels by 5%. Although the public sector saw a resilient performance with its 49.8% growth compared to 2019, the private sector, which accounts for more than 60% of gross fixed capital formation in construction, pulled down the overall industry as it was lower by 23.2% in 2023 compared to 2019.

Competition. As of December 31, 2023, our major competitors in the Philippine cement market were Holcim, Republic, Eagle, Northern, Goodfound, Taiheiyo, and Mabuhay.

Description of Properties, Plants and Equipment. As of December 31, 2023, our operations in the Philippines included two cement plants (all of them active) with an annual installed cement capacity of 5.7 million tons, exclusive access to four quarries to supply raw materials to our cement plants, one aggregate quarry (which was temporarily inactive), 18 land distribution centers and six marine distribution terminals.

Cement. For the year ended December 31, 2023, our cement operations represented 99.7% of our external revenues from our operations in the Philippines in Dollar terms.

Urbanization Solutions and Others: For the year ended December 31, 2023, our Urbanization Solutions and other businesses operations represented 0.3% of our external revenues from our operations in Philippines in Dollar terms.

Capital Expenditures. We made capital expenditures of $89 million in 2021, $72 million in 2022, and $85 million in 2023 in our operations in the Philippines. As of December 31, 2023, we expected to make capital expenditures of $116 million in our operations in the Philippines during 2024.

Urbanization Solutions. In the Philippines, for the year ended December 31, 2023, in terms of relevant revenues, our Urbanization Solutions business consisted of admixtures. This business is located in Luzon and Visayas.

CEMEX • 2023 20-F REPORT • 109

PART I

Our Operations in Israel

CEMEX • 2023 20-F REPORT • 110

PART I

Overview. We are a leading producer and supplier of raw materials for the construction industry in Israel. In addition to ready-mix concrete and aggregates, we produce a diverse range of building materials and infrastructure products in Israel. As of December 31, 2023, as indicated in the above maps, we operated 55 ready-mix concrete plants (55 of them active), seven aggregates quarries (seven of them active), two concrete products plants, one admixtures plant and one CDEW recycling plant. For the year ended December 31, 2023, our operations in Israel represented 5% of our consolidated external revenues in Dollar terms and 3% of our total assets, in Dollar terms. For the year ended December 31, 2023, ready-mix concrete represented 83%, aggregates represented 9%, Urbanization Solutions and our other businesses represented 8%, respectively of our external revenues from our operations in Israel in Dollar terms.

Capital Expenditures. We made capital expenditures of $45 million in 2021, $37 million in 2022, and $41 million in 2023 in our operations in Israel. As of December 31, 2023, we expected to make capital expenditures of $66 million in our operations in Israel during 2024.

Urbanization Solutions. In Israel, for the year ended December 31, 2023, in terms of relevant revenues, our Urbanization Solutions business consisted primarily of other concrete products and admixtures, among others. These businesses are located in the outskirts of Gush Dan.

Rest of EMEAA

As of December 31, 2023, our operations in the Rest of EMEAA segment consisted primarily of our operations in the Czech Republic, Croatia, Egypt, and the UAE. These operations represented 3% of our consolidated external revenues, in Dollar terms, for the year ended December 31, 2023, and 3% of our total assets as of December 31, 2023, in Dollar terms. As of December 31, 2023, we expected to make capital expenditures of $68 million in the Rest of EMEAA segment during 2024.

Our Operations in the Czech Republic

Overview. As of December 31, 2023, we were a leading producer of ready-mix concrete and aggregates in the Czech Republic. We also distribute cement in the Czech Republic. As of December 31, 2023, we operated one cement plant and one grinding mill with annual cement installed capacity of 1.7 million tons, one cement terminal and one admixtures plant in the Czech Republic. As of December 31, 2023, we also operated 70 ready-mix concrete plants (two of which were temporarily inactive), which include three mobile equipment producing concrete, and 12 aggregates quarries in the Czech Republic.

Industry. According to the Czech Statistical Office, total construction output in the Czech Republic declined by 2.2% year-over-year in 2023 as buildings construction decreased by 1.4% while civil engineering was down by 4.7% year-over-year.

According to the Czech Cement Association, total cement consumption in the Czech Republic reached a year- over-year decrease of 20% in the first half of 2023. According to our estimates, in 2024, ready-mix concrete production in the Czech Republic is estimated to decrease in comparison to 2023.

Competition. As of December 31, 2023, our main competitors in the cement, ready-mix concrete and aggregates markets in the Czech Republic were Heidelberg, Buzzi-Unicem, Holcim, Strabag and Skanska.

Capital Expenditures. We made capital expenditures of $26 million in 2021, $21 million in 2022, and $41 million in 2023 in our operations in the Czech Republic. As of December 31, 2023, we expected to make capital expenditures of $34 million in our operations in the Czech Republic during 2024.

CEMEX • 2023 20-F REPORT • 111

PART I

Urbanization Solutions. In the Czech Republic, for the year ended December 31, 2023, in terms of relevant revenues, our Urbanization Solutions business consisted of admixtures. This business is located in the eastern region of the Czech Republic.

Our Operations in Croatia

Overview. We were the largest cement producer in Croatia based on installed capacity as of December 31, 2023, according to our estimates. As of December 31, 2023, we had two cement plants (two of them active) in Croatia with an annual cement installed capacity of 2.2 million tons. As of December 31, 2023, we also operated 11 land distribution centers and two marine cement terminals in Croatia and Montenegro, eight ready-mix concrete facilities in Croatia (eight of them active), and one recycling yard in Croatia.

Industry. According to our estimates made as of the date of this annual report, total cement consumption in Croatia, Bosnia and Herzegovina and Montenegro decreased by 1.0% in 2023 compared to 2022.

Competition. As of December 31, 2023, our primary competitors in the cement market in Croatia were Nexe and Holcim.

Capital Expenditures. We made capital expenditures of $15 million in 2021, $11 million in 2022, and $17 million in 2023 in our operations in Croatia. As of December 31, 2023, we expected to make capital expenditures of $19 million in our operations in Croatia during 2024.

Urbanization Solutions. In Croatia, as of December 31, 2023, Urbanization Solutions were no longer being provided.

Our Operations in Egypt

Overview. As of December 31, 2023, we operated one cement plant in Egypt with an annual installed cement capacity of 5.4 million tons. This plant is located approximately 280 miles south of Cairo and serves the upper Nile region of Egypt, as well as Cairo and the Delta region, Egypt’s main cement market. In addition, as of December 31, 2023, we had three ready-mix concrete plants (one was inactive) and three land distribution centers in Egypt, and one admixtures plant. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Egypt Share Purchase Agreement” for a description of certain legal proceedings relating to the share purchase agreement, signed in November 1999 between Cemex, S.A.B. de C.V. and state-owned Metallurgical Industries Company, pursuant to which Cemex, S.A.B. de C.V. acquired a controlling interest in ACC Limited (“ACC”).

Industry. According to the Ministry of Trade and Industry official figures and Cemex’s estimates, based on government data (local and imported cement), the Egyptian market cement consumption decreased by 7.1% in 2023 compared to 2022, which was mainly attributed to the governmental construction ban in 2020. As of December 31, 2023, the cement industry in Egypt had a total of 19 cement producers, with an aggregate annual installed cement production capacity of approximately 91 million tons.

Competition. According to the Ministry of Investment official figures, during 2023, Holcim, Lafarge Egypt, ACC and Heidelberg (Suez Cement, Torah Cement, and Helwan Portland Cement) represented approximately 26% of the total cement production in Egypt. Other significant competitors in Egypt are Arabian (La Union), Titan (Alexandria Portland

Cement and BeniSuef Cement), Amreyah (InterCement), Sinai (Vicat), South Valley, Nile Valley, El Seweedy, Arish Cement, National Company for Cement (Beni Suef plant), Aswan Medcom, Misr BeniSuef, Al Nahda and Misr Quena Cement Companies, Building Materials Industries Co., and ASEC Cement.

Capital Expenditures. We made capital expenditures of $20 million in 2021, $16 million in 2022, and $14 million in 2023 in our operations in Egypt. As of December 31, 2023, we expected to make capital expenditures of $11 million in our operations in Egypt during 2024.

CEMEX • 2023 20-F REPORT • 112

PART I

Urbanization Solutions. In Egypt, for the year ended December 31, 2023, in terms of relevant revenues, our Urbanization Solutions business consisted primarily of admixtures. This business is located mainly in Cairo.

Our Operations in the UAE

Overview. As of December 31, 2023, Cemex España held a 49% equity interest (and a 100% economic interest) in all of our main UAE companies: Cemex Topmix LLC and Cemex Supermix LLC, ready-mix concrete manufacturing companies, and Cemex Falcon LLC, which specializes in the production of cement and slag. We are not permitted to have a controlling interest in these companies because the UAE Commercial Companies Law requires 51% ownership by UAE nationals. However, through agreements with other shareholders in these companies, we have control over the remaining 51% of the economic benefits in each of the companies. As a result, we own a 100% economic interest in all three companies. As of December 31, 2023, we owned 12 ready-mix concrete plants (one was temporarily inactive), three pugmill plants, one admixture plant, and one cement and slag grinding facility in the UAE with an annual installed cement capacity of 1.2 million tons, serving the markets of Dubai and Abu Dhabi as well as neighboring countries such as Oman.

Capital Expenditures. We made capital expenditures of $5 million in 2021, $7 million in 2022, and $3 million in 2023 in our operations in the UAE. As of December 31, 2023, we expected to make capital expenditures of $4 million in our operations in the UAE during 2024.

Urbanization Solutions. In the UAE, for the year ended December 31, 2023, in terms of relevant revenues, our Urbanization Solutions business consisted of admixtures. This business is located mainly in Dubai.

SCA&C

For the year ended December 31, 2023, our business in the SCA&C region, which included our operations in Colombia, Panama, Caribbean TCL, the Dominican Republic and the Rest of SCA&C segment, as described below, represented 10% of our consolidated external revenues in Dollar terms. As of December 31, 2023, our operations in the SCA&C region represented 15% of our total installed capacity and 9% of our total assets, in Dollar terms.

CLH is the main holding company for Cemex’s operations in Colombia, Panama, Guatemala and Nicaragua.

On August 31, 2022, through certain of our subsidiaries, we concluded the sale of our operations in Costa Rica and El Salvador with affiliates of Cementos Progreso Holdings, S.L., for a total consideration of $325 million, related to our aggregate controlling interest. Our operations of these assets in Costa Rica and El Salvador for the year ended December 31, 2021 and for the period from January 1, 2022 to August 31, 2022 are reported in the statements of income, net of income tax, as part of the single line item “Discontinued operations,” including in 2022 a gain on sale of $240 million.

Our Operations in Colombia

Overview. As of December 31, 2023, Cemex Colombia was the second-largest cement producer in Colombia, based on installed cement capacity of 4.1 million tons per year as of December 31, 2023. For the year ended December 31, 2023, our operations in Colombia represented 3% of our consolidated external revenues in Dollar terms. As of December 31, 2023, our operating business in Colombia represented 4% of our total assets, in Dollar terms.

Cemex Colombia has a significant market share in the cement and ready-mix concrete market in the “Urban Triangle” of Colombia comprising the cities of Bogotá, Medellin and Cali. During 2023, these three metropolitan areas accounted for approximately 37.2% of Colombia’s cement consumption. Cemex Colombia’s Ibagué plant, which is

CEMEX • 2023 20-F REPORT • 113

PART I

strategically located in the Urban Triangle, is Cemex Colombia’s largest plant as of December 31, 2023. Cemex Colombia, through its Cúcuta plant and Clemencia grinding facility, is also an active participant in Colombia’s northeastern and coastal markets.

Industry. According to our estimates made as of the date of this annual report, the installed capacity for cement in Colombia was 21.2 million tons in 2023. According to the Colombian National Statistical Administrative Department (Departamento Administrativo Nacional de Estadística), total cement consumption in Colombia reached 12.8 million tons during 2023, a decrease of 5.5% from 2022, while cement exports from Colombia during 2023 reached 1.13 million tons (according to the global trade and market research platform, SICEX). We estimate that as of December 31, 2023, close to 66% of cement in Colombia was consumed by the housing and self-construction sector, while the infrastructure sector accounted for approximately 27% of total cement consumption and has been growing in recent years up to December 31, 2023. The other construction segments in Colombia, including the formal housing and commercial sectors, account for the balance of cement consumption in Colombia.

Competition. As of December 31, 2023, our two largest competitors in Colombia were Cementos Argos, which has established a leading position in the Colombian Caribbean coast, Antioquia and Southwest region markets, and Holcim in the central region of the country. We estimate that as of December 31, 2023 there were 13 other local and regional competitors in Colombia.

The ready-mix concrete industry in Colombia was fairly consolidated with the top three producers accounting for approximately 61.2% of the market as of December 31, 2023. Cemex Colombia was the second-largest ready-mix concrete producer as of December 31, 2023. The first and third largest producers were Cementos Argos and Holcim Colombia, respectively.

The aggregates market in Colombia is highly fragmented and is dominated by the informal market. Approximately 95% of the aggregates market in Colombia was comprised of small independent producers as of December 31, 2023.

Urbanization Solutions. In Colombia, for the year ended December 31, 2023, in terms of relevant revenues, our Urbanization Solutions business consisted primarily of energy, admixtures, mortars, and circularity, among others. These businesses are located across Colombia.

CEMEX • 2023 20-F REPORT • 114

PART I

Our Operating Network in Colombia

CEMEX • 2023 20-F REPORT • 115

PART I

Products and Distribution Channels

Cement. For the year ended December 31, 2023, our cement operations represented 57% of our external revenues from our operations in Colombia in Dollar terms.

Ready-Mix Concrete. For the year ended December 31, 2023, our ready-mix concrete operations represented 36% of our external revenues from our operations in Colombia in Dollar terms.

Aggregates. For the year ended December 31, 2023, our aggregates operations represented 2% of our external revenues from our operations in Colombia in Dollar terms.

Urbanization Solutions and Others: For the year ended December 31, 2023, our Urbanization Solutions and other businesses operations represented 5% of our external revenues from our operations in Colombia in Dollar terms.

Description of Properties, Plants and Equipment. As of December 31, 2023, Cemex Colombia owned two operating cement plants and two cement grinding mills, having a total installed cement grinding capacity of 4.1 million tons. In 2023, we replaced 31% of our total fuel consumed in Cemex Colombia with alternative fuels, and we had an internal electricity generating capacity of approximately 42 MW as of December 31, 2023. The operating licenses for quarries in Colombia are renewed every 30 years; assuming renewal of such licenses, we estimate having sufficient

CEMEX • 2023 20-F REPORT • 116

PART I

cement raw materials reserves for our operations in Colombia for over 56 years assuming 2019 to 2023 average annual cement raw materials production levels. Reserves and production from the quarry located in Maceo are excluded from this calculation. As of December 31, 2023, Cemex Colombia also operated 10 distribution centers, one mortar plant, one admixtures plant, 34 ready-mix concrete plants (31 of them active), nine aggregates operations (eight were temporarily inactive) and one adhesives plant.

Cemex Colombia continues its progress on the Maceo Plant Project, with 86% and 52% of the plant and road portions completed as of the year ended December 31, 2023, respectively. We expect the Maceo Plant Project to enter into commission in the second half of 2024. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Maceo, Colombia—Legal Proceedings in Colombia” for the status of that project.

Capital Expenditures. We made capital expenditures of $27 million in 2021, $45 million in 2022, and $76 million in 2023 in our operations in Colombia. As of December 31, 2023, we expected to make capital expenditures of $121 million in our operations in Colombia during 2024.

Our Operations in Panama

Overview. For the year ended December 31, 2023, our operations in Panama represented 1% of our consolidated external revenues in Dollar terms. For the year ended December 31, 2023, cement represented 75%, ready-mix concrete represented 23%, aggregates represented 2%, Urbanization Solutions and other businesses represented less than 1%, respectively, of our external revenues from our operations in Panama in Dollar terms. As of December 31, 2023, our operating business in Panama represented 1% of our total assets, in Dollar terms.

Industry. As of the date of this annual report, we estimate that approximately 0.9 million cubic meters of ready-mix concrete were sold in Panama during 2023. Cement consumption in Panama increased 5.7% in 2023 compared to 2022, mainly due to public infrastructure such as the construction of phase 3 of the Panama Metro and additionally due to the housing sector. Cement consumption in Panama was still approximately 59% higher in 2023 when compared to 2020.

Competition. As of December 31, 2023, the cement industry in Panama included four cement producers: Cemento Bayano, Argos Panamá, an affiliate of Cementos Argos, Cemento Progresso and Cemento Chagres, a company that started operations during the second half of 2020 and is 100% owned by Panamanian investors.

Description of Properties, Plants and Equipment. As of December 31, 2023, our operations in Panama through Cemento Bayano operated one cement plant in Panama, with an installed cement capacity of 1.2 million tons and clinker capacity of 1.5 million tons. As of that date, Cemento Bayano also operated three ready-mix concrete plants (one was temporarily inactive), one admixtures plant and three distribution centers, including one location at the cement plant.

Capital Expenditures. We made capital expenditures of $9 million in 2021, $19 million in 2022, and $13 million in 2023 in our operations in Panama. As of December 31, 2023, we expect to make capital expenditures of $121 million in our operations in Panama during 2024.

Urbanization Solutions. In Panama, for the year ended December 31, 2023, in terms of relevant revenues, Urbanization Solutions business consisted primarily of admixtures. This business is located across Panama and exports to the Caribbean islands.

CEMEX • 2023 20-F REPORT • 117

PART I

Our Operations in Caribbean TCL

As of December 31, 2023, Caribbean TCL was one of the leading producers and marketers of cement and ready-mix concrete products in the Caribbean’s construction sector, with operations strategically located in Jamaica, Trinidad and Tobago, Guyana and Barbados. For the year ended December 31, 2023, our operations in Caribbean TCL represented 2% of our consolidated external revenues in Dollar terms. As of December 31, 2023, our operations in Caribbean TCL represented 2% of our total assets, in Dollar terms. For the year ended December 31, 2023, cement represented 96%, ready-mix concrete represented 2%, aggregates represented 2%, Urbanization Solutions and our other businesses represented less than 1%, respectively, of our external revenues from our operations in Caribbean TCL in Dollar terms.

As of December 31, 2023, our focus with respect to Caribbean TCL will continue on attempting to maximize further synergies from TCL’s integration with us. As of December 31, 2023, we intended to improve the productivity and capacity of our Caribbean TCL’s cement plants, continue the vertical integration of Caribbean TCL’s business, invest in developing its employees and offer strong value products to our customers in the region and elsewhere.

Capital Expenditures. We made capital expenditures of $22 million in 2021, $16 million in 2022, and $18 million in 2023 in Caribbean TCL. As of December 31, 2023, we expected to make capital expenditures of $52 million during 2024 in Caribbean TCL.

Our Operations in Trinidad & Tobago

Description of Properties, Plants and Equipment. As of December 31, 2024, TCL operated one cement plant in Trinidad & Tobago, with a total annual cement installed capacity of 1.0 million tons. As of December 31, 2023, TCL in Trinidad &Tobago had two operational ready-mix concrete plants, three aggregates quarries (three of them active), four land distribution centers and one marine terminal.

Urbanization Solutions. In Trinidad & Tobago, for the year ended December 31, 2023, in terms of relevant revenues, our Urbanization Solutions business consisted primarily of admixtures.

Our TCL Operations in Jamaica

Overview. As of December 31, 2023, we held an indirect controlling position mainly through TCL in CCCL.

Description of Properties, Plants and Equipment. As of December 31, 2023, CCCL operated one cement plant in Jamaica, with a total cement installed capacity of 1.5 million tons. As of December 31, 2023, CCCL had one aggregate quarry, four land distribution centers, including one location at the cement plant, and one marine terminal.

Our Operations in Barbados

Overview. As of December 31, 2023, through TCL, we held an indirect controlling position in Arawak Cement Company Limited (“Arawak”) in Barbados.

Description of Properties, Plants and Equipment. As of December 31, 2023, Arawak operated one cement plant in Barbados, with a total cement installed capacity of 0.4 million tons. As of that date, Arawak had one ready-mix concrete plant (temporarily inactive), one land distribution center and one marine terminal.

Urbanization Solutions. In Barbados, as of December 31, 2023, we did not have any Urbanization Solutions business.

CEMEX • 2023 20-F REPORT • 118

PART I

Our Operations in the Dominican Republic

Overview. As of December 31, 2023, Cemex Dominicana, S.A.’s (“Cemex Dominicana”) sales network covered the country’s main consumption areas, which are Santo Domingo, Santiago de los Caballeros, La Altagracia, San Cristobal and San Pedro de Macoris. On May 8, 2000, Cemex Dominicana entered into a lease agreement with the government of the Dominican Republic related to the exploitation of a gypsum mine located at Las Salinas, Barahona, which has enabled Cemex Dominicana to supply local and regional gypsum requirements. The lease agreement expires on May 8, 2025 and may be extended by the parties. For the year ended December 31, 2023, our operations in the Dominican Republic represented 2% of our consolidated external revenues, in Dollar terms. As of December 31, 2023, our operations in the Dominican Republic represented 1% of our total assets, in Dollar terms. For the year ended December 31, 2023, cement represented 79%, ready-mix concrete represented 7%, Urbanization Solutions and other businesses represented 14%, respectively, of our external revenues from our operations in the Dominican Republic in Dollar terms.

Industry. According to figures from the Dominican Cement Producers Association (Asociación Dominicana de Productores de Cemento Portland), cement consumption in the Dominican Republic reached 5.4 million tons in 2023.

Competition. As of December 31, 2023, our principal competitors in the Dominican Republic were: Cementos Cibao, a local producer; Domicem, a mixed Italian/local cement producer; Cementos Argos, a grinding operation of a Colombian cement producer; Cementos Santo Domingo, a cement grinding partnership between a local investor and Cementos La Union from Spain; Cementos Panam, a local cement producer; and Cementos Andino, a grinding operation; and a partially constructed cement kiln of a Colombian cement producer, currently inactive.

Description of Properties, Plants and Equipment. As of December 31, 2023, Cemex Dominicana operated one cement plant in the Dominican Republic, with an installed cement capacity of 2.4 million tons per year. As of that date, Cemex Dominicana also owned 12 ready-mix concrete plants (nine were temporarily inactive), one aggregate quarry (currently inactive), two land distribution centers and two leased marine terminals.

Capital Expenditures. We made capital expenditures of $15 million in 2021, $18 million in 2022, and $16 million in 2023 in our operations in the Dominican Republic. As of December 31, 2023, we expected to make capital expenditures of $20 million in our operations in the Dominican Republic during 2024.

Urbanization Solutions. In the Dominican Republic, for the year ended December 31, 2023, in terms of relevant revenues, our Urbanization Solutions business consisted primarily of multiproducts, among others. This business is located across the country.

Rest of SCA&C

As of December 31, 2023, our operations in the Rest of SCA&C segment consisted primarily of our operations and activities in Peru, Puerto Rico, Nicaragua, Jamaica, the Caribbean and Guatemala, excluding our Caribbean TCL segment. These operations represented 2% of our consolidated external revenues, in Dollar terms. As of December 31, 2023, our business in the Rest of SCA&C segment represented 1% of our total assets, in Dollar terms.

Our Operations in Puerto Rico

Overview. As of December 31, 2023, Cemex de Puerto Rico, Inc. (“Cemex Puerto Rico”) was our main subsidiary in Puerto Rico.

Industry. In 2023, cement consumption in Puerto Rico reached 0.63 million tons according to the Puerto Rico Economic Development Bank.

CEMEX • 2023 20-F REPORT • 119

PART I

Competition. The cement industry in Puerto Rico in 2023 was comprised of two cement companies: Cemex Puerto Rico and Cementos Argos (formerly Antilles Cement Co (Marine Terminal) and San Juan Cement Co (Cement Plant), respectively).

Description of Properties, Plants and Equipment. As of December 31, 2023, Cemex Puerto Rico operated one grinding mill, with an installed cement capacity of 1.3 million tons per year. As of that date, Cemex Puerto Rico also operated four ready-mix concrete plants (three were temporarily inactive), two land distribution centers (one was temporarily inactive) and one marine terminal used for fly ash.

Capital Expenditures. We made capital expenditures of $2 million in 2021, $3 million in 2022, and $1 million in 2023 in our operations in Puerto Rico. As of December 31, 2023, we expected to make capital expenditures of $2 million in our operations in Puerto Rico during 2024.

Urbanization Solutions. In Puerto Rico, for the year ended December 31, 2023, in terms of relevant revenues, our Urbanization Solutions business consisted primarily of lime, among others. These businesses are located across Puerto Rico.

Our Operations in Nicaragua

Overview. As of December 31, 2023, Cemex Colombia and Corporación Cementera Latinoamericana, S.L.U., both CLH subsidiaries, indirectly and directly owned 100% of Cemex Nicaragua, S.A. (“Cemex Nicaragua”), our operating subsidiary in Nicaragua.

Industry. We estimate that 0.98 million tons of cement, 0.3 million cubic meters of ready-mix concrete and five million tons of aggregates were sold in Nicaragua during 2023.

Competition. As of December 31, 2023, three market participants competed in the Nicaraguan cement industry, Cemex, Holcim and Cemento Continentales (cement importers).

Description of Properties, Plants and Equipment. As of December 31, 2023, we leased and operated one cement plant (currently active) and owned one grinding mill with a total installed cement capacity of 0.7 million tons, seven ready-mix concrete plants (three were temporarily inactive) and three distribution centers in Nicaragua (one of them inactive). We also had three aggregate quarries (all of them inactive). Since March 2003, Cemex Nicaragua has also leased a 100,000 tons milling plant in Managua, which has been used exclusively for pet coke milling.

Capital Expenditures. We made capital expenditures of $5 million in 2021, $4 million in 2022, and $9 million in 2023 in our operations in Nicaragua. As of December 31, 2023, we expected to make capital expenditures of $8 million in our operations in Nicaragua during 2024.

Urbanization Solutions. In Nicaragua, for the year ended December 31, 2023, in terms of relevant revenues, our Urbanization Solutions business consisted primarily of multiproducts. This business is located across Nicaragua.

Our Operations in Guatemala

Overview. As of December 31, 2023, Corporación Cementera Latinoamericana S.L.U. and Cemex Latam Holdings S.A. owned 100% of Cemex Guatemala, S.A. our main operating subsidiary in Guatemala.

Industry. We estimate that 5.3 million tons of cement, 1.2 million cubic meters of ready-mix concrete and 30.2 million tons of aggregate were sold in Guatemala during 2024. National cement consumption in Guatemala increased 1.7% against 2022, mainly driven by the reactivation of the formal construction section (e.g., vertical housing and industrial projects in metropolitan areas) and a steady consumption from the self-building sector.

CEMEX • 2023 20-F REPORT • 120

PART I

Competition. As of December 31, 2023, 11 market participants compete in the Guatemalan cement industry (Cemex, CEMPRO, REGIONAL, Wan Peng, Bonanza, Robusto, Mayacem, Stark, CEMGUA, Argos and Ultracem).

Description of Properties, Plants and Equipment. As of December 31, 2023, we owned and operated one cement grinding mill in Guatemala with an installed cement capacity of 0.6 million tons per year. As of that date, we also owned and operated five land distribution centers (including one located at the cement plant), one clinker dome close to our leased marine terminal in the southern part of the country and two ready-mix concrete plants (one was temporarily inactive).

Capital Expenditures. We made capital expenditures of $3 million in 2021, $10 million in 2022, and $11 million in 2023 in Guatemala. As of December 31, 2023, we expected to make capital expenditures of $18 million in our operations in Guatemala during 2024.

Urbanization Solutions. In Guatemala, for the year ended December 31, 2023, in terms of relevant revenues, our Urbanization Solutions business consisted primarily of multiproducts and pavement services, among others. These businesses are located across Guatemala.

Our Operations in the Rest of SCA&C

Overview. As of December 31, 2023, we held a non-controlling position in National Cement Ltd. in the Cayman Islands, Maxcem Bermuda Ltd. in Bermuda and Societe des Ciments Antillais, a company with cement operations in Guadalupe and Martinique. As of December 31, 2023, Cemex España additionally indirectly held a 100% interest in Cemex Jamaica Limited, which operates one calcined limestone plant in Jamaica with a capacity of 105,000 tons per year and one hydrate line with a capacity of 2,500 tons per year.

As of December 31, 2023, we operated a network of five marine terminals in these countries, which facilitated exports from our operations in Mexico, the Dominican Republic and Puerto Rico. Three of our marine terminals are in the Bahamas. As of December 31, 2023, we also had a non-controlling interest in two other terminals, one in Bermuda and one in the Cayman Islands. We also had two distribution centers in Guyana and Peru.

Capital Expenditures. In our operations in the Rest of SCA&C segment, we made capital expenditures of $4 million in 2021, $1 million in 2022, and $4 million in 2023. As of December 31, 2023, we expected to make capital expenditures of $8 million in our operations in other SCA&C countries during 2024.

Urbanization Solutions. In Jamaica, for the year ended December 31, 2023, in terms of relevant revenues, our Urbanization Solutions business consisted primarily of lime. This business serves specific customers.

Our Trading Operations

In 2023, we traded approximately 12 million tons of cementitious and non-cementitious materials in more than 50 countries, including approximately nine million tons of cement and clinker and approximately three million tons of cementitious and other materials. In addition, we traded approximately three million tons of certain primary fuels. More than four million tons of the traded cement and clinker consisted of exports from our operations in Mexico, Croatia, Spain, Germany, Trinidad and Tobago, Dominican Republic, and Panama, among others. Slightly less than five million tons remaining were purchased from third parties in countries such as Vietnam, Saudi Arabia, Turkey, Algeria, South Korea, Spain and Costa Rica, among others. In 2023, we traded approximately two million tons of granulated blast furnace slag, a non-clinker cementitious material, and slightly less than one million tons of other products. This information does not include our discontinued operations. See “Item 5—Operating and Financial Review and Prospects—Results of Operations—Discontinued Operations.” We believe that our trading network enables us to

CEMEX • 2023 20-F REPORT • 121

PART I

maximize the capacity utilization of our facilities worldwide while reducing our exposure to the inherent cyclicality of the cement industry. We are generally able to distribute excess capacity to regions around the world where there is demand. In addition, we believe that our worldwide network of strategically located marine terminals allows us to coordinate maritime logistics on a global basis and minimize transportation expenses. Our trading operations also enable us to explore new markets without significant initial capital expenditure.

Freight rates, which account for a large share of the total import supply cost, have been subject to significant volatility in recent years. However, our trading operations have obtained significant savings by contracting maritime transportation in due time and by using our own and chartered fleets, which transported approximately 75% of our coal, petcoke, cement, and clinker traded volume during 2023.

In addition, we provide freight related services to third parties, which allows us to generate additional revenues.

CEMEX • 2023 20-F REPORT • 122

PART I

Our Cement and Grinding Plants

The following table provides a summary of our cement and grinding plants, including location, used capacity, including grinding mill production, and years of operation as of and for the year ended December 31, 2023:

Location	Used Capacity	Years of Operation(1)

Mexico:

Atotonilco, Hidalgo	1,270,873	65

Barrientos, Estado de Mexico	660,943	79

Ensenada, Baja California	430,195	48

Guadalajara, Jalisco	667,538	50

CPN, Sonora	673,165	43

Hidalgo, Nuevo León	59,556	118

Huichapan, Hidalgo	3,228,360	39

Mérida, Yucatán	784,035	70

Monterrey, Nuevo León	1,302,649	104

Tamuín, San Luis Potosí	1,580,989	59

Tepeaca, Puebla	2,855,827	29

Torreón, Coahuila	964,814	57

Valles, San Luis Potosí	485,414	58

Yaqui, Sonora	2,183,348	34

Zapotiltic, Jalisco	1,502,086	56

USA:

Balcones, TX	1,448,522	43

Brooksville, FL (North)	0	48

Brooksville, FL (South)	1,183,359	36

Clinchfield, GA	530,015	49

Demopolis, AL	618,081	46

Knoxville, TN	563,244	44

Miami, FL	883,249	65

Lyons, CO	289,214	43

Victorville, CA	2,356,082	58

Wampum, PA	0	58

United Kingdom:

Rugby	997,419	24

Ferriby	0	57

Tilbury	456,077	15

Germany:

Rudersdof	1,493,901	57

Eisenhüttenstadt	241,989	71

Spain:

Alcanar	714,443	55

Castillejo	488,020	112

Lloseta	0	56

Morata	383,228	91

San Vicente	813,636	48

Gador	0	47

CEMEX • 2023 20-F REPORT • 123

PART I

Location	Used Capacity	Years of Operation(1)

Poland:

Chelm	1,348,483	63

Rudniki	642,988	58

Gdynia	175,120	23

Czech Republic:

Prachovice	714,504	69

Detmarovice	145,116	20

Croatia:

Juraj	1,162,720	111

Kajo	313,533	119

Philippines:

APO	2,659,902	25

Solid Cement	1,283,597	30

Egypt:

Assiut	3,512,754	37

United Arab Emirates:

Falcon	446,627	16

Colombia:

Cucuta	212,920	40

Ibagué	2,174,779	31

Clemencia	139,001	10

Santa Rosa	474,061	41

Panama:

Calzada Larga	567,434	46

Trinidad and Tobago:

Claxton Bay	719,368	70

Jamaica:

Rockport	959,235	72

Barbados:

St. Lucy	67,639	40

Dominican Republic:

San Pedro de Macorís	1,937,957	33

Nicaragua:

San Rafael del Sur(2)	368,086	81

Managua	247,427	8

Puerto Rico:

Ponce	304,352	33

Guatemala:

Arizona	604,538	18

(1)	Approximate.

(2)	Leased.

For the aggregate installed cement production capacity of our cement plants by region, see “Item 4—Information on the Company—Business Overview.”

CEMEX • 2023 20-F REPORT • 124

PART I

We have insurance coverage for our cement plants, which we believe is sufficient and in line with industry practices. However, in some instances, our insurance coverage may not be sufficient to cover all of our potential unforeseen losses and liabilities. In addition, our insurance coverage may not cover all the risks to which our cement plants may be exposed. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—Our insurance coverage may not cover all the risks to which we may be exposed or may cover them to an amount that may not be sufficient to satisfy our requirements.”

Regulatory Matters and Legal Proceedings

A description of regulatory matters and legal proceedings existing as of December 31, 2023, in which Cemex, S.A.B. de C.V. and/or its consolidated subsidiaries (“Cemex,” “us,” “we,” “our”) are involved and/or are affected by is provided below. Most of the matters and proceedings described herein are or were material, or could become material. Materiality is tested at a Cemex, S.A.B. de C.V. and its subsidiaries consolidated level. Not all regulatory matters and legal proceedings provided below are required to be publicly disclosed.

Antitrust Proceedings

Antitrust investigations in the construction chemicals sector

France. On October 17, 2023, the European Commission inspected our offices in France and requested certain information relating to our business in France in the construction chemicals sector, which includes chemical admixtures and additives for use in concrete, cement, mortars and related construction products. To the extent that we produce these products, we do so primarily for internal consumption and consequently have insignificant third-party sales. We are fully cooperating with the authorities conducting this investigation. The fact that this investigation is being conducted does not mean that the European Commission has concluded that we have violated the law. As of December 31, 2023, due to the early stages of this investigation, we are not able to assess the likely outcome of the investigation as it relates to us or whether it would have a material adverse impact on our results of operations, liquidity, and financial condition.

United States. On October 17, 2023, our operations in the United States received a grand jury subpoena issued by the DOJ in connection with an investigation of possible antitrust law violations in the cement additives and concrete admixtures (including chemical and mineral admixtures) sector. To the extent that we produce these products, we do so primarily for internal consumption and consequently have fairly insignificant third-party sales. We are fully cooperating with the authorities conducting this investigation. The fact that this investigation is being conducted does not mean that the DOJ has concluded that we have violated the law. As of December 31, 2023, due to the early stages of this investigation, we are not able to assess the likely outcome of the investigation as it relates to us or whether it would have a material adverse impact on our results of operations, liquidity, and financial condition.

Polish Antitrust Investigation

On January 2, 2007, Cemex Polska Sp. z.o.o. (“Cemex Polska”) received a notification from the Polish Competition and Consumer Protection Office (the “Protection Office”) informing it of the formal initiation of an antitrust proceeding against all cement producers in Poland, including Cemex Polska and another of our indirect subsidiaries in Poland. The notification alleged that there was an agreement between all cement producers in Poland regarding prices and other sales conditions for cement, an agreed division of the market with respect to the sale and production of cement, and the exchange of confidential information, all of which limited competition in the Polish market with respect to the production and sale of cement. On December 9, 2009, the Protection Office delivered to Cemex Polska its decision against Polish cement producers related to an investigation which covered a period from 1998 to 2006. The decision-imposed fines on a number of Polish cement producers, including Cemex Polska. The fine imposed on Cemex Polska

CEMEX • 2023 20-F REPORT • 125

PART I

was 115.56 million Polish Zloty (U.S. $29.32 million as of December 31, 2023, based on an exchange rate of 3.94 Polish Zloty to U.S. $1.00), which was 10% of Cemex Polska’s total revenue in 2008. Cemex Polska disagreed with the decision, denied that it committed the practices alleged by the Protection Office and, therefore, on December 23, 2009, Cemex Polska filed an appeal before the Polish Court of Competition and Consumer Protection in Warsaw (the “First Instance Court”). After a series of hearings, on December 13, 2013, the First Instance Court issued its judgment in regard to the appeals filed by Cemex Polska and other cement producers, which were previously combined into a joint appeal. The First Instance Court reduced the penalty imposed on Cemex Polska to 93.89 million Polish Zloty (U.S. $23.82 million as of December 31, 2023, based on an exchange rate of 3.94 Polish Zloty to U.S. $1.00), which was equal to 8.125% of Cemex Polska’s revenue in 2008. On May 8, 2014, Cemex Polska filed an appeal against the First Instance Court judgment before the Appeals Court of Warsaw. On March 27, 2018, after different hearings, the Appeals Court of Warsaw issued its final judgment reducing the fine imposed upon Cemex Polska to 69.4 million Polish Zloty (U.S. $17.61 million as of December 31, 2023, based on an exchange rate of 3.94 Polish Zloty to U.S. $1.00). This fine, which was equal to 6% of Cemex Polska’s revenue in 2008, was paid. On November 19, 2018, Cemex Polska filed before the Polish Supreme Court an extraordinary, narrow based cassation appeal against the Appeals Court of Warsaw’s judgment specifically seeking the reduction of the imposed fine. On July 29, 2020, the Polish Supreme Court rendered a judgment cancelling the Appeals Court of Warsaw’s decision with respect to the cement cartel process as it applied to Cemex Polska and four other cement producers. The cancelation was based on arguments raised in cassation regarding the calculation of penalties and the time at which the alleged agreement between the cement producers actually ended. Furthermore, the fine paid by Cemex Polska equal to 69.4 million Polish Zloty ($17.61 million as of December 31, 2023, based on an exchange rate of 3.94 Polish Zloty to U.S. $1.00) was returned to Cemex Polska on January 7, 2021.

Following the judgment issued by the Polish Supreme Court, the proceeding was referred again to the Appeals Court of Warsaw. On May 21, 2021, the Appeals Court of Warsaw, due to procedural reasons, cancelled the judgment of the First Instance Court issued on December 13, 2013, against five producers, including Cemex Polska, and referred the case to re-examination by the District Court of Warsaw, which would now serve as the court of first instance. On January 10, 2022, an appeal with the Polish Supreme Court was filed by Cemex Polska against the May 21, 2021 judgment of the Appeals Court of Warsaw. The appeal of Cemex Polska has concentrated on the wrongful appointment of judges of the Polish Supreme Court and selection of judges of the Appeals Court of Warsaw. The Protection Office has also filed an appeal with the Polish Supreme Court against the May 21, 2021 judgment of the Appeals Court of Warsaw, demanding that the Appeals Court of Warsaw conduct further proceedings, instead of the District Court of Warsaw. On January 24, 2023, Cemex Polska filed a motion for the Polish Supreme Court to carry out independence and impartiality tests on all three judges designated to consider the appeal of the Protection Office, requesting the exclusion of those judges determined to be not independent and impartial pursuant to the tests. Additionally, Cemex Polska made a formal request to the Polish Supreme Court to send judicial questions to the European Court of Justice (“ECJ”) on the proper appointment of the challenged judges of the Polish Supreme Court and their impartiality. On March 15, 2023, the Polish Supreme Court decided to send the judicial questions to the ECJ, as requested by Cemex Polska, regarding the status of only one of the Polish Supreme Court judges designated for the case. Cemex Polska is acting as a party in the ECJ proceeding. Court proceedings relating to this matter, including the one before the ECJ, are expected to last between three and five years, depending on the priority given to it by the courts adjudicating the case.

As of December 31, 2023, given that the case will be re-examined, at this stage we are not able to assess if Cemex Polska would receive an adverse resolution that could lead to any fines, penalties or remedies against our operations in Poland, but while we believe an adverse resolution is not probable, if adversely resolved, we do not expect that any fines, penalties or remedies would have a material adverse effect on our results of operations, liquidity or financial condition.

CEMEX • 2023 20-F REPORT • 126

PART I

Antitrust Cases in Georgia and South Carolina

On July 24, 2017, two ready-mix concrete producers filed a lawsuit in a U.S. Federal Court in the state of Georgia against certain subsidiaries of Cemex in the United States and other companies alleging customer allocation and price fixing in both the ready-mix concrete and cement markets in the coastal Georgia and southeastern coastal South Carolina areas. In addition, on January 22, 2020, new plaintiffs who were the prior owners of a ready-mix concrete producer, and the concrete producer, filed a lawsuit in the same court against the same subsidiaries of Cemex making substantially similar allegations as the suit filed on July 24, 2017. As Cemex does not participate in the ready-mix concrete market in these areas, the lawsuits do not allege any improper actions by Cemex with respect to ready-mix concrete. On October 2, 2017, Cemex filed a motion to dismiss the 2017 lawsuit. This motion to dismiss was denied on August 21, 2018, and, as a result, Cemex will continue to defend the allegations. In response to a request to stay the proceedings made in the first quarter of 2021 by the DOJ, the lawsuit filed on July 24, 2017, was administratively closed. On June 30, 2021, a motion to dismiss the lawsuit filed on January 22, 2020, was granted with leave to file an amended complaint by the concrete producer plaintiff within 21 days following entry of the order to dismiss. The claims of the prior owners were dismissed. In April 2021, the concrete producer in the January 2020 lawsuit voluntary dismissed its claims, which effectively terminated the lawsuit. On October 17, 2022, in respect to a motion by the plaintiffs, an order administratively reopening the July 2017 lawsuit was entered to allow for limited discovery to proceed through February 17, 2023. As of December 31, 2023, at this stage of the July 2017 lawsuit, while we cannot assess with certainty the likelihood of an adverse result in this lawsuit, we believe a final adverse resolution to this lawsuit is not probable; and, if adversely resolved, we believe an adverse resolution should not have a material adverse impact on our results of operations, liquidity, and financial condition.

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

On December 11, 2017, the SIC’s Chief Superintendent decided to impose a sanction against Cemex Colombia, two other cement companies and six natural persons, for entering into an agreement to fix gray cement prices in Colombia. The fines imposed upon Cemex Colombia, which were paid on January 5, 2018, amounted to $73.77 billion Colombian Pesos (U.S. $19.13 million as of December 31, 2023, based on an exchange rate of 3,854.92 Colombian Pesos to U.S. $1.00).

Cemex Colombia decided not to file a reconsideration request, and, instead, on June 7, 2018 it filed an annulment and reestablishment of right claim (acción de nulidad y restablecimiento de derecho) before the Administrative Court (Tribunal Contencioso Administrativo) requesting that the charges brought forth by the SIC be annulled and that the restitution is made to Cemex Colombia of the fine it had paid, with any applicable adjustments as provided by Colombian Law. This claim could take up to six years to be resolved. As of December 31, 2023, we are not able to assess the likelihood of an adverse result in this matter, but if such matter is resolved adversely to us, and considering that the fines were paid in 2018, such adverse resolution should not have a material adverse impact on our results of operations, liquidity, and financial condition.

Colombian Class Action Lawsuit

On August 2020, a class action lawsuit (Acción Popular) (the “Colombian Class Action”) was filed with a Circuit Civil Court in Colombia against Cemex Colombia and other gray portland cement market participants (the “Colombian Class Action Defendants”). The lawsuit sought compensation for damages arising from alleged cartel actions for

CEMEX • 2023 20-F REPORT • 127

PART I

which the SIC fined the Colombian Class Action Defendants in December 2017. The lawsuit claimed that the Colombian Class Action Defendants caused damages to all consumers of gray portland cement in Colombia during the period of 2010 to 2012.

The plaintiff’s lawsuit claimed that the Colombian Class Action Defendants should be ordered to pay damages due to the higher price set on gray portland cement. The plaintiff also claimed that this amount should be indexed since 2013. The plaintiff’s arbitrary calculation of the total alleged damages caused by the Colombian Class Action Defendants was $1.32 trillion Colombian Pesos (U.S. $342.41 million as of December 31, 2023, based on an exchange rate of 3,854.92 Colombian Pesos to U.S. $1.00).

The Circuit Civil Court initially dismissed the Colombian Class Action, and the plaintiff filed an appeal, which, on April 9, 2021, was resolved by the Superior Court of Bogotá, reversing the decision by the Circuit Civil Court and ordering to review the admission of the claim again. On May 14, 2021, the Circuit Civil Court admitted the claim. Cemex Colombia subsequently filed an appeal against the admission of the claim, and on May 11, 2022, the Circuit Civil Court in Colombia issued a ruling in favor of Cemex Colombia, dismissing the proceeding. The plaintiff appealed this decision on May 16, 2022, and, on May 23, 2022, Cemex Colombia requested the Circuit Civil Court to ratify its decision to dismiss. Consequently, on July 11, 2022, the Circuit Civil Court ratified its decision to dismiss the case and subsequently sent the docket of the proceeding to the Superior Court of Bogota. The Superior Court of Bogota confirmed the dismissal on August 24, 2022. The plaintiff failed to file an Acción de Tutela against the confirmation of the dismissal within the 6-month term specified by law; and, therefore, as it relates to Cemex Colombia, the procedure has concluded and should not have a material adverse impact on our results of operations, liquidity, and financial condition.

Environmental Matters

The following is a general discussion of environmental regulations and related matters, including in our major markets.

In the ordinary course of business, we are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices, facility siting and the remediation of environmental damage or contamination, among other standards. These laws and regulations expose us to the risk of not being able to comply, substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities and, in some cases, the acts and omissions of the previous owners or operators of a property or facility that we own or operate. Furthermore, in some jurisdictions, certain environmental laws and regulations impose liability without regard to fault or the legality of the original activity at the time of the actions giving rise to liability. In line with our global initiatives on environmental management, we maintain an environmental policy designed to monitor and respond to environmental developments. Our environmental policies require that our subsidiaries respect and comply with local laws and meet our own internal standards to minimize the use of non-renewable resources and the generation of hazardous and other wastes. We use processes that are designed to reduce the impact of our operations on the environment throughout all the production stages in all our operations worldwide. In addition, during 2012 we started the implementation of a global EMS at our operating sites that provides a framework to facilitate the consistent and systematic implementation of practical, risk-based environmental management at our operating sites. As of December 31, 2023, substantially all of our operating sites in Mexico, EMEAA, and SCA&C have implemented the EMS, compliant with our internal environmental management standard. The EMS is designed to be used to support sites and businesses across Cemex globally to document, maintain and continuously improve our environmental performance. As of December 31, 2023, substantially all of our cement plants already have an environmental management system implemented (i.e. ISO 14000 certifications, Eco-Management and Audit Schemes

CEMEX • 2023 20-F REPORT • 128

PART I

(EMAs or Cemex EMS). As of December 31, 2023, most of the remaining implementation efforts are directed towards our aggregates and ready-mix plants.

Environmental expenditures that extend useful life, increase the capacity, improve the safety or efficiency of assets, or are incurred to mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred. For the years ended December 31, 2021, 2022 and 2023, our sustainability-related capital expenditures (including our environmental expenditures and investments in alternative fuels and cementitious materials) were $103 million, $170.8 million and 150 million, respectively. We also regularly incur capital expenditures that have an environmental component or that are impacted by environmental regulations. However, we do not keep separate accounts for such mixed capital and environmental expenditures.

International Climate Regime

The UNFCCC entered into force on March 21, 1994. It has now been ratified by 198 countries. The aim of the UNFCCC is preventing dangerous human interference with the climate system. The Kyoto Protocol to the UNFCCC set legally binding emission reduction targets for industrialized countries (including countries in the EU) during two separate “commitment periods,” both of which as of December 31, 2023 have expired.

In order to be able to maintain the international climate protection process after 2020, a new climate agreement was required. This resulted in the adoption of an agreement known as the Paris Agreement in 2015, which is a separate instrument under the UNFCCC. Parties to the Paris Agreement agree to limit global warming to well below 2°C and pursue efforts to limit it to 1.5°C. Under the Paris Agreement, each party must submit a “Nationally Determined Contribution” or “NDC,” which is, broadly speaking, a climate action plan to cut emissions and adapt to climate impacts. Parties to the Paris Agreement are free to choose how to implement their NDCs domestically, including what legislation to put in place. NDCs are required to be updated every five years. Some of the legislation we summarize below reflects legislation that has been or is being put in place at least in part in order to allow compliance with NDCs.

As of December 31, 2023, it is uncertain if NDCs will lead to the implementation of any further regulations, and if any such implementation would have a material adverse impact on our results of operations, liquidity, and financial condition.

Mexico

We were one of the first industrial groups in Mexico to sign an agreement with the Mexican Ministry of Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales) (“SEMARNAT”) to carry out voluntary environmental audits in our 15 Mexican cement plants under a government-run program. In 2001, the Mexican Environmental Protection Agency (Procuraduría Federal de Protección al Ambiente) (“PROFEPA”), which is part of SEMARNAT, completed the audit of our cement plants and awarded each of them a Clean Industry Certificate (Certificado de Industria Limpia) (“CIC”) certifying that our cement plants are in full compliance with applicable environmental laws. The CICs are subject to renewal every two years. As of December 31, 2023, our operating cement plants in Mexico had CICs or were in the process of renewing them.

For almost three decades, the technology for co-processing used alternative fuels into an energy source has been employed in our cement plants in Mexico. By the end of 2019, all our operating cement plants in Mexico were using alternative fuels. Overall, 42.9% of the total fuel used in our operating cement plants in Mexico during 2023 was comprised of alternative fuels. In January 2021, a modification to the General Waste Law was published in the Official Mexican Gazette (Diario Oficial de la Federación) to include co-processing as part of the industrial process, providing that authorizations granted by the SEMARNAT under federal licenses will remove the need for authorizations at the State level.

CEMEX • 2023 20-F REPORT • 129

PART I

In 2021, 2022, and 2023 our operations in Mexico invested $27.76 million, $43.79 million, and $24.54 million respectively, in the acquisition of environmental protection equipment and the implementation of the integrated management system (ISO 9001, 14001, and 4500), for a total of $252.57 million since 1999 as of December 31, 2023. The audit to obtain the renewal of the ISO 14001:2015 certification took place during 2023, and all our operating cement plants in Mexico obtained the renewal of the ISO 14001:2015 certification for environmental management systems, which is valid until February 2027.

Emissions Control and Raw Materials Extraction

On June 6, 2012, the General Law on Climate Change (Ley General de Cambio Climático) (the “Climate Change Law”) was published in the Official Mexican Gazette. The Climate Change Law establishes a legal framework to regulate policies for climate change mitigation and adaptation. Important provisions of the Climate Change Law require the development of secondary legislation and depend on the publication of subsequent implementing regulations. For instance, the Climate Change Law provides, among other things, for (i) the elaboration of a registry of the emissions that are generated by fixed sources, (ii) companies to report their emissions, if required, and (iii) the application of fines to those companies that fail to report or that report false information. In this regard, on October 29, 2014, the Regulations to the General Law on Climate Change Regarding the National Registry of Emissions (Reglamento de la Ley General de Cambio Climático en Materia del Registro Nacional de Emisiones) (the “Regulations”) became effective. As of December 31, 2023, Cemex has been granted the positive opinions on greenhouse gas (“GHG”) emission by a certified and approved third party for all its required plants and has reported them to the PROFEPA. The purpose of the Regulations is to govern the Climate Change Law regarding the National Registry of Emissions, identifying the sectors and subsectors, which include among others, the cement industry, that must file the corresponding reports before the National Registry of Emissions. We had previously reported our direct and indirect CO2 emissions to SEMARNAT under a voluntary scheme. The Climate Change Law also allows for the establishment of specific GHG reduction targets in accordance with the respective contribution of each economic sector to the national GHG emissions. A Special Tax on Production and Services (Impuesto Especial Sobre Producción y Servicios) on the sale and import of fossil fuels was included in the tax reform that became effective on January 1, 2014. As of December 31, 2023, petcoke, a primary fuel widely used in our kilns in Mexico is taxed at a rate of Ps 24.6014 per ton (U.S. $1.45 per ton as of December 31, 2023, based on an exchange rate of Ps 16.97 to U.S. $1.00).

On October 1, 2019, SEMARNAT published the basis for a trial emissions trading program (Programa de prueba del Sistema de Comercio de Emisiones). The trial program set forth an initial 24-month pilot phase for the adoption of the program that started on January 1, 2020 and concluded on December 31, 2021, and was followed by a 12-month period to transition to the operative stage, which ended on December 31, 2022. The trial program did not have any economic consequences for the participants. During a conference on climate change, the Mexican government presented the contribution determinations, increasing the national GHG reduction goal from 22% to 35% in 2030, with respect to its baseline. As of December 31, 2023, the Mexican Emissions Trading System (Sistema de Comercio de Emisiones) (“Mexican ETS”) is expected to enter its Phase I starting at some point during 2024 and to conclude on December 31, 2026, followed by its Phase II that is expected to last from January 1, 2027 to December 31, 2030. As of December 31, 2023, the operating rules of the Mexican ETS for Phase I are under review by the SEMARNAT and are expected to be issued in June 2024. Additionally, as of December 31, 2023, each of the participating sectors’ growth projection factors, including the cement industry, were still being drafted by the National Institute of Ecology and Climate Change (Instituto Nacional de Ecología y Cambio Climático). Each participating sector’s free allocation of allowances for Phase I are expected to be calculated according to its corresponding growth projection factor. Once finalized, these projection factors and the respective free allocations, if any, are expected to be published by the SEMARNAT. As of December 31, 2023, we are unable to determine if Phase I of the Mexican ETS will have a material adverse impact on our results of operations, liquidity, and financial condition.

CEMEX • 2023 20-F REPORT • 130

PART I

As of December 31, 2023, taxes on the extraction of raw materials and/or GHG emissions (the “Ecological Taxes”) are in effect in 15 states, from which seven of those states’ Ecological Taxes have a direct impact on Cemex’s operations: Quintana Roo, Nuevo León, Querétaro, Yucatán, Estado de Mexico, San Luis Potosí, and Coahuila. In these states, the Ecological Taxes on the extraction of raw materials range from 0.11 Units of Measurement and Update (Unidad de Medida y Actualización) (“UMA”) per m3 of material to 1.5 UMAs per m3 of material; and Ecological Taxes on CO2e emissions range from Ps 43 per ton of CO2e (U.S. $2.53 per ton of CO2e as of December 31, 2023, based on an exchange rate of Ps 16.97 to U.S. $1.00) to 5.6 UMAs or Ps 580.94 per ton of CO2e (U.S. $34.23 per ton of CO2e as of December 31, 2023, based on an exchange rate of Ps 16.97 to U.S. $1.00). As of December 31, 2023, an UMA equals Ps 103.74 (U.S. $6.11 as of December 31, 2023, based on an exchange rate of Ps 16.97 to U.S. $1.00). As of December 31, 2023, Cemex has filed constitutional challenges against the Ecological Taxes in (i) Quintana Roo, which was resolved in Cemex’s favor, however the final implications of the resolution are yet to be determined by the court resolving the case; (ii) Coahuila, which was resolved in Cemex’s favor and thus, Cemex is not bound to pay the state’s Ecological Taxes; and (iii) Yucatán, which is yet to be resolved. As of December 31, 2023, Cemex, in the states where it would still be allowed to, expects to file constitutional challenges against the Ecological Taxes where constitutional challenges have not yet been filed. If Cemex is unable to obtain favorable resolutions relating to the constitutional challenges in the states where they are yet to be resolved and the states where constitutional challenges are expected to be filed, as of December 31, 2023, we expect that the aggregate impact of the Ecological Taxes could have an adverse impact on our results of operations, liquidity, and financial condition, which could even be material depending on the volume of raw materials that are extracted and/or the levels of GHG emissions, if any; however, notwithstanding these adverse effects, this development is not expected to adversely affect our operations and commercial relationships with clients or suppliers or our ability to meet our financial obligations.

Energy Procurement

On August 12, 2014, a package of energy reform legislation became law in Mexico. The then newly enacted energy reform legislation, which included nine new laws, as well as amendments to existing laws, implemented the December 2013 constitutional energy reform and established a new legal framework for Mexico’s energy industry. One of the new laws that was enacted is the Electric Industry Law (Ley de la Industria Eléctrica) (the “Electric Industry Law”), which establishes a legal framework for electricity-related activities in Mexico and structurally changes the national electric industry, creating a wholesale energy market in which companies can acquire power and associated products, directly from privately owned suppliers, as opposed to only acquiring energy from the Federal Electricity Commission (Comisión Federal de Electricidad) (“CFE”). On October 31, 2014, certain rules and regulations related to the energy reform legislation, including the regulations of the Electric Industry Law, were published. As part of the Electric Industry Law, a system for tradable clean energy certificates was created and certain clean energy procurement obligations were imposed on consumers. The clean energy procurement obligations for 2018 to 2024 were announced by the Mexican Energy Regulatory Commission (Comisión Reguladora de Energía) (“CRE”) at 5%, 5.8%, 7.4%, 10.9%, 13.9%, 13.9%, and 13.9%, respectively. Further increases to this requirement are expected for future years. Cemex’s operations in Mexico have ongoing commitments to procure power from renewable projects operating under the “self-supply” framework of the former Electric Energy Public Service Law, and the energy supplied under these contracts is exempted from the clean energy obligation. Nonetheless, since 2018, from time to time, we have acquired clean energy certificates in an immaterial amount to comply with the clean energy obligations for the fraction of energy supply that does not come from clean generators. Over time, according to the penalty levels set by the CRE, non-compliance with the clean energy procurement obligations could have a material adverse impact on our business or operations in Mexico, but as of December 31, 2023, we are not able to assess if any such impact would in turn have a material adverse impact on our results of operations, liquidity, and financial condition.

CEMEX • 2023 20-F REPORT • 131

PART I

On September 8, 2015, the Electricity Market Rules (Bases del Mercado Eléctrico) (the “Rules”) were published in the Official Mexican Gazette and became effective on September 9, 2015. The Rules, which are an important step forward in the implementation of the reforms enacted regarding Mexico’s energy industry, contain the design and operation principles of the different components of the wholesale electricity market (the “Electricity Market.”) and, together with the Electric Industry Law and several administrative provisions and guidelines issued by CRE, regulate the possibility for consumers to enter into supply agreements with CFE or with private suppliers participating in the Electricity Market. As of December 31, 2023, we are authorized participants in the Electricity Market. Additionally, Cemex participated as a buyer in the third long-term power auction organized in 2017 by CENACE, through the clearinghouse in charge of the agreements awarded through the auctions, and was awarded a 20-year contract for 16,129 clean energy certificates per year for compliance starting in 2020 and 14.9 GWh/a of electric power.

During 2016, a new electrical standards code for the national grid’s operation was issued in Mexico (Código de Red) (the “Code”). The Code establishes new standards for electrical operation and safety that begun to be enforced in 2019 against consumers connected to the national grid, including Cemex and generators. On December 31, 2021, the CRE published a resolution in the Official Mexican Gazette through which it issued a revised version of the Code (the “2.0 Code”). The 2.0 Code came into force as of January 1, 2022, and among other things, provides (i) the technical requirements applicable to load centers that are connected, or intend to connect, to the National Electric System at medium or high tension, in order to guarantee the efficiency, quality, reliability, continuity, safety and sustainability of the system, (ii) the obligation for renewable power plants to participate in primary frequency control, (iii) a procedure to execute root cause assessments of disturbances in the National Electric System and (iv) a new procedure to reduce the generation of electric power upon the occurrence of extraordinary conditions in the National Electric System. As of December 31, 2023, we do not foresee that compliance with the 2.0 Code would require material investments across our operating assets in Mexico.

On May 28, 2020, during an extraordinary meeting, the CRE approved two resolutions which call for increases to the transmission charges payable to the CFE by all electric power generators, with renewable and conventional power plants, operating under grandfathered interconnection agreements (“Grandfathered Generators”) which are subject to the laws and regulations that were applicable before the Mexican energy reform of 2013 to 2014 (the “CRE Resolutions”). Under the CRE Resolutions, these new wheeling charges for the transmission service constitute an exponential and immediate increase for Grandfathered Generators and were applied by CFE as of July 2020. While the entities legally obliged to pay for those transmission costs are Grandfathered Generators, the end-users must hold a minority participation in the Grandfathered Generators from whom they receive the power supply. Thus, depending on the structure agreed in the corresponding power supply agreements (which could consist of pass-through provisions for such transmission costs), end-users under the grandfathered “self-supply” scheme, including Cemex, may run the risk of transmission costs and be obligated to pay the relevant grandfathered projects for said incremental costs. In the case of the three wind farms in Mexico owned by Grandfathered Generators, in which Cemex has a minority participation and with which Cemex has entered into long-term arrangements to receive power under the “self-supply” framework, the charges for transmission payable to CFE associated with the wind farms increased by four to six times. Furthermore, we expect the transmission charges to increase by about 80% in the case of the pet coke-fired self-supply thermal power plant in Tamuin, Mexico, owned by another Grandfathered Generator in which Cemex has a minority participation and with which Cemex has also entered into a long-term arrangement to receive power.

As of December 31, 2023, the Grandfathered Generators that supply electric energy to our operations in Mexico have all obtained injunctions against the applicable CRE Resolutions and two of them have obtained favorable resolutions in their constitutional challenges, nullifying all the provisions and effects of the CRE Resolutions. These favorable resolutions are final and definitive as no further recourse is available. We are closely monitoring the progress of the remainder of the constitutional challenges filed by the other Grandfathered Generators that supply electric energy to

CEMEX • 2023 20-F REPORT • 132

PART I

our operations in Mexico, as certain arrangements with the Grandfather Generators regarding wheeling charges are structured under a pass-through mechanism, which are typical of these types of “self-supply” projects, expose Cemex to the increases called for by the CRE Resolutions and would entail an increase in the electricity prices for our plants in Mexico. On August 28, 2020, we filed a constitutional challenge against the CRE Resolution applicable to Grandfathered Generators operating conventional power plants and we were granted an injunction against such CRE Resolution, though as of December 31, 2023, no final ruling on the appeal filed by the CRE against such injunction had been issued. As of December 31, 2023, we cannot assess with certainty the outcome of the legal challenges presented against the CRE Resolutions, or the impact that an adverse resolution on those, or the withdrawal thereof by both Cemex and the Grandfathered Generator who owns the conventional power plant that supplies electric energy to our operations in Mexico, could have on our business, operations, and contractual obligations in Mexico.

On March 9, 2021, a decree amending several key provisions of the Electric Industry Law was published in the Official Mexican Gazette (the “Energy Industry Law Reform”). The Energy Industry Law Reform, among other consequences, (i) strengthens CFE’s powers in Mexico’s energy sector and grants its hydropower and conventional power plants preferential grid dispatch over privately-owned plants and priority on the use of transmission and distribution infrastructure over power plants owned by private parties relegating the current position private suppliers hold in the dispatch order; (ii) changes the economic dispatch in the Electricity Market from variable production costs to total unit costs; (iii) restricts the access to the national grid and general distribution network infrastructure by establishing new discretionary rules and restrictions on open access for interconnection requests to the national grid; (iv) subjects applications for power generation permits to new requirements for meeting certain planning criteria discretionarily established by the Mexican Ministry of Energy (Secretaría de Energía, the “SENER”); (v) changes the methodology to determine the granting of clean energy certificates, allowing plants built before the publication of the Electric Industry Law to issue certificates; and (vi) allows the CRE to (x) unilaterally and retroactively revoke any power generation permits granted to Grandfathered Generators, if found to have been obtained fraudulently, and (y) allows CFE to renegotiate power purchase agreements entered with independent power producers, both of which are subject to the laws and regulations that were applicable before the Mexican energy reform of 2014. Shortly thereafter, federal judges granted injunctions under constitutional challenges filed by several private generators (including the Grandfathered Generators that supply electric energy to our operations in Mexico) and other participants in the Electricity Market affected by the amendments, temporarily suspending the effects of the Energy Industry Law Reform not only with respect to the parties that filed the constitutional challenges, but also on a general basis for all participants in the Electricity Market, though SENER filed appeals to challenge such rulings. By the end of the third quarter of 2021, several injunctions granted on a general basis had been revised by Federal Circuit Courts of Appeals to limit their protective effects exclusively to private generators that filed constitutional challenges against the Energy Industry Law Reform, including the Grandfathered Generators that supply electric energy to our operations in Mexico. On April 8, 2021, a group of Senators filed an unconstitutionality claim (acción de inconstitucionalidad) (the “Unconstitutionality Claim”) against the Energy Industry Law Reform. Moreover, on April 22, 2021, Mexico’s antitrust regulator (Comisión Federal de Competencia Económica) (“COFECE”) filed a legal controversy claim with the Mexican Supreme Court arguing that the Energy Industry Law Reform adversely affects the competitive nature of Mexico’s energy market. Although on April 7, 2022, the Mexican Supreme Court dismissed the Unconstitutionality Claim as it did not reach the required votes to declare the unconstitutionality of any of the contested provisions of the Energy Industry Law Reform, it laid out several arguments in its decision that could form the basis for future resolutions to ongoing constitutional challenges in favor of declaring the unconstitutionality of the different provisions of such reforms. Additionally, COFECE’s controversy claim was dismissed by the Supreme Court on April 18, 2022. The Mexican Supreme Court’s dismissal of the Unconstitutionality Claim and COFECE’s controversy does not revoke the injunctions granted against the enforcement of the Energy Industry Law Reform (including those granted to the Grandfathered Generators that supply electric energy to our operations in Mexico), and as of December 31, 2023, some of those injunctions are still in force, thus, the Energy Industry Law Reform will remain suspended until the last

CEMEX • 2023 20-F REPORT • 133

PART I

of those injunctions has been revoked or all claims have been resolved in favor of its constitutionality. As of December 31, 2023, we cannot anticipate the impact that the Energy Industry Law Reform could have on our business, operations, and contractual obligations in Mexico if the contested provisions contained in the Energy Industry Law Reform are deemed constitutional in final decisions to be issued on the injunctions granted to Grandfathered Generators that supply electric energy to our operations in Mexico, nor can we anticipate the impact that such reform could have on our business, operations and contractual obligations in Mexico. However, if the Energy Industry Law Reform were to limit the dispatch of renewable energy generators or impose new costs or charges to the renewable electric energy industry, and/or cause new regulatory burdens for participants in Mexico’s wholesale Electricity Market, we could have an adverse effect on our business, operations and contractual obligations in Mexico, and our plans to reduce the use of fossil fuels and our CO2 reduction commitments could be affected.

On May 21, 2021, SENER published in the Official Mexican Gazette the “Decree by means of which several provisions of the Hydrocarbons Law are added and amended” (Decreto por el que se reforman y adicionan diversas disposiciones de la Ley de Hidrocarburos or the “Hydrocarbons Law Reform”), imposing additional burdens to private parties who carry out activities related to petroleum, petroleum derivates and natural gas, to the benefit of CFE and PEMEX, and could potentially affect end-users, such as Cemex. The Hydrocarbons Law Reform entered into force on May 5, 2021, among other things, (i) increases requirements for obtaining new permits, (ii) imposes new conditions on existing permits and (iii) imposes new grounds for revocation of permits. We have not yet determined if the Hydrocarbons Law Reform could have a material adverse impact on our results of operations, liquidity, or financial condition. Although several federal judges had originally issued injunctions against the Hydrocarbons Law Reform, which prevented its application on a general basis, as of December 31, 2023, some of the decisions of the federal judges granting such injunctions have been reversed by Federal Circuit Courts of Appeals, which have lifted some of the injunctions and dismissed some constitutional challenges filed by private parties against the Hydrocarbons Law Reform. However, the legal effects of the amendments introduced by the Hydrocarbons Law Reform will continue to be suspended until Federal Circuit Courts of Appeals revoke the last of the injunctions granted on a general basis.

On October 23, 2023, a presidential decree was published in the Official Mexican Gazette establishing measures to combat the illicit fuel market related to the import of goods regulated by SENER. As a result of this presidential decree, an import permit from SENER is now required to import petcoke. On November 13, 2023, we were granted a 60-day provisional import permit and on December 15, 2023, we filed a request with SENER to obtain a five-year import permit, which is expected to be granted during the first quarter of 2024.

United States

Our operating subsidiaries in the United States are subject to a wide range of U.S. federal, state and local laws, regulations and ordinances dealing with the protection of human health and the environment that are strictly enforced and can lead to significant penalties for noncompliance. These laws regulate, among other things, water discharges, noise, and air emissions, including dust, as well as the handling, use and disposal of hazardous and non-hazardous waste materials. U.S. laws and regulations expose us to the risk of substantial environmental costs and liabilities for environmental contamination, including contamination associated with divested assets and past activities and, in some cases, the acts and omissions of the previous owners or operators of a property or facility. Those laws may result in liable parties sharing the costs of cleaning up releases to the environment of designated hazardous substances or they may result in a single liable party bearing all the costs of cleanup, even if more than one party contributed to the contamination. We therefore may have to conduct environmental remediation associated with the disposal or release of hazardous substances at our various operating facilities, or at sites in the United States to which we sent hazardous waste for disposal. As of December 31, 2023, we believe that our current procedures and practices for handling and managing materials are generally consistent with industry standards and legal and regulatory requirements, and also believe that we take appropriate precautions designed to protect employees and others from harmful exposure to hazardous materials.

CEMEX • 2023 20-F REPORT • 134

PART I

As of December 31, 2023, Cemex, Inc. and its subsidiaries had accrued liabilities specifically relating to environmental matters in the aggregate amount of U.S. $44.7 million. The environmental matters relate to (i) the disposal of various materials, in accordance with past industry practice, that might be categorized as hazardous substances or waste and (ii) the cleanup of hazardous substances or waste at sites used or operated by Cemex, Inc. and its subsidiaries including discontinued operations, either individually or jointly with other parties. Most of these matters are in the preliminary stages, and a final resolution might take several years. For accrual purposes, Cemex, Inc. and its subsidiaries consider that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. The ultimate cost that might be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work, and negotiations with, or litigation against, potential sources of recovery have been completed. Actual cost therefore may be greater than or less than the amounts accrued. But based on the information developed as of December 31, 2023, Cemex, Inc. does not believe it will be required to spend significant sums on these matters in excess of the amounts previously recorded.

In 2007, the EPA launched a CAA enforcement initiative against the U.S. cement industry. The primary goal of the initiative was to assess the industry’s historic compliance with the CAA’s New Source Review program and to reduce emissions from the industry through the installation of add-on controls. We actively engaged with the EPA on its investigations, which involved multiple of our facilities in the United States, and entered into four settlements involving a total of U.S. $6.1 million in civil penalties and a commitment to incur certain capital expenditures for pollution control equipment at our Victorville, California; Fairborn, Ohio (divested on February 10, 2017); Lyons, Colorado; Knoxville, Tennessee; Louisville, Kentucky (divested on March 6, 2020); Demopolis, Alabama; Odessa, Texas (divested on November 18, 2016); and New Braunfels, Texas plants. Based on our past experience with such matters and currently available information, as of December 31, 2023, we believe any further proceedings should not have a material adverse impact on our results of operations, liquidity, and financial condition.

In 2002, Cemex Construction Materials Florida, LLC (formerly Rinker Materials of Florida, Inc.) (“Cemex Florida”), a subsidiary of Cemex, Inc., was granted a federal quarry permit and was the beneficiary of another federal quarry permit for the Lake Belt area in South Florida. The permit held by Cemex Florida covered its SCL and FEC quarries. Cemex Florida’s Kendall Krome quarry is operated under the permit of which it was a beneficiary. The FEC quarry is the largest of Cemex Florida’s quarries measured by volume of aggregates mined and sold. Cemex Florida’s Miami cement mill is located at the SCL quarry and is supplied by that quarry, while the FEC and Kendall Krome quarries have supplied aggregates to Cemex and third-party users. Environmental groups challenged those permits in court, which resulted in their withdrawal. In response to that litigation, the Army Corps of Engineers (“Corps”) conducted a multi-year review that ended with the issuance of new federal quarry permits for the FEC and SCL quarries. Excavation of new aggregates was stopped at the FEC and SCL quarries from January 20, 2009, until new permits were issued. Furthermore, permits to extend the areas available to mine at the FEC and SCL quarries were received on May 7, 2020, and July 22, 2020, respectively. The Corps later concluded that the wetlands at the Kendall Krome quarry are not subject to the jurisdiction of the Clean Water Act. Therefore, Clean Water Act permits are not required to continue mining at the Kendall Krome site. If Cemex Florida is unable to maintain the new Lake Belt permits, to the extent available, Cemex Florida would need to source aggregates from other locations in Florida or import aggregates. This would likely affect operating income from our operations in Florida. As of December 31, 2023, any adverse impacts on our Florida operations arising from the cessation or significant restriction of quarrying operations in the Lake Belt area could also have a material adverse impact on our results of operations, liquidity, and financial condition.

Our operations in the United States are subject to a number of federal and state laws and regulations addressing climate change. On the federal side, EPA has promulgated a series of regulations pertaining to emissions of GHG from industrial sources. EPA issued the Mandatory Reporting of GHGs Rule, effective December 29, 2009, which

CEMEX • 2023 20-F REPORT • 135

PART I

requires certain covered sectors, including cement manufacturing, with GHG emissions above an established threshold to inventory and report their GHG emissions annually on a facility-by-facility basis. In 2010, EPA issued a final rule that establishes GHG thresholds for the New Source Review Prevention of Significant Deterioration (“PSD”) and Title V Operating Permit programs (“Title V”). The rule “tailors” the requirements of these CAA permitting programs to limit which facilities will be required to obtain PSD and Title V permits for GHG emissions. Cement production facilities are included within the categories of facilities required to obtain permits, provided that their GHG emissions exceed the thresholds in the tailoring rule. The PSD program requires new major sources of regulated pollutants and major modifications at existing major sources (in areas where the air quality meets any national ambient air standard) to secure pre-construction permits that establish, among other things, limits on pollutants based on Best Available Control Technology (“BACT”).

According to EPA’s rules, stationary sources, such as cement manufacturing, which are already regulated under the PSD program for non-GHG pollutants, need to apply for a PSD permit for any GHG emissions increases above 75,000 tons/year of CO2e. Therefore, new cement plants and existing plants undergoing modification which are major sources for non-GHG pollutants regulated under the CAA need to acquire a PSD permit for construction or modification activities that increase CO2e by 75,000 or more tons/year, and would be subject to emissions limits based on BACT controls. Furthermore, any new source that emits 100,000 tons/year of CO2e or any existing source that emits 100,000 tons/year of CO2e and undergoes modifications that would increase CO2e emissions by at least 75,000 tons/year, must comply with PSD obligations. Complying with these PSD permitting requirements can involve significant costs and delay. As of December 31, 2023, the costs of future GHG-related regulation of our facilities through these efforts or others could have a material economic impact on our U.S. operations and the U.S. cement manufacturing industry, which in turn could have a material adverse impact in our results of operations, liquidity, and financial condition.

With respect to state efforts to address climate change, in 2006, the State of California adopted the Global Warming Solutions Act (“Assembly Bill 32” or “AB32”) setting into law a goal to reduce the State’s carbon dioxide emissions to 1990 levels by 2020. As part of the measures derived from AB32, the California Air Resources Board (“CARB”) developed a cap-and-trade program, enforced from 2013, that covers most industrial sources of GHG emissions in the State, including cement production facilities. The program involves allocating a number of allowances free of charge to covered installations, which must subsequently surrender back to the regulator a number of allowances or qualified offset credits matching their verified emissions during the compliance period. Based on the free allowances received, our Victorville cement plant met all of its compliance obligations for the second compliance period (2015-2017) without a material impact on its operating costs; and also met all of its compliance obligations for the third compliance period (2018-2020) without a material impact on its operating costs. Furthermore, as of December 31, 2023, for our operations in California, we are actively pursuing initiatives to substitute fossil fuels for lower carbon fuels, improve our energy efficiency and utilize renewable power in an effort to economically reduce our direct and indirect GHG emission intensities. However, even with these ongoing efforts and the expected distribution of free allowances, as of December 31, 2023, the measures corresponding to future compliance periods of AB32, which may eventually require us to purchase emission allowances at increased prices due to their reduced availability, and the resulting overall costs of complying with a cap-and-trade program, could have an impact on our operations in California, which in turn could have an adverse impact on the results of operations, liquidity, and financial condition of our operations in the United States, and consequently on us.

In 2007, CARB approved a regulation that requires California equipment owners/operators to reduce diesel particulate and nitrogen oxide emissions from in-use off-road diesel equipment and to meet progressively more restrictive emission targets. In 2008, CARB approved a similar regulation for in-use on-road diesel equipment. The emission targets require us to retrofit our California-based equipment with diesel emission control devices or replace equipment with new engine technology in accordance with certain deadlines. As of December 31, 2023, compliance with the CARB regulations has resulted in equipment related expenses or capital investments, including overhauling engines

CEMEX • 2023 20-F REPORT • 136

PART I

and purchases of new equipment related to the CARB regulations, in excess of U.S. $110.8 million. As of December 31, 2023, we estimate that we may continue to incur substantial expenditures to comply with these requirements.

In 2019, Colorado adopted the Climate Action Plan to Reduce Pollution (House Bill 19-1261) (“CCAP”). The CCAP sets into law a goal to reduce the state’s GHG pollution levels by 26% by 2025, 50% by 2030 and 90% by 2050 compared to 2005 levels. Rulemaking to implement CCAP is now ongoing by the Colorado Department of Public Health and Environment, Air Pollution Control Division, and the resulting rules and regulations could result in requirements for additional emissions control technology and other changes in operating processes for cement manufacturers. Further, on October 22, 2021, the Colorado Air Quality Control Commission passed the Greenhouse Gas Emissions and Energy Management for Manufacturing in Colorado rule (the “GEMM”). The GEMM became effective on December 15, 2021. The GEMM intends to reduce air pollution, save energy, and improve air quality in communities near emitting facilities. It requires specific facilities in the state that produce 50,000 tons or more in GHG emissions, including our construction materials facility in Lyons, to, among other things, prepare and submit to the Air Pollution Control Division an energy and GHG audit demonstrating that they are using GHG Best Available Control Technologies and Energy Best Management Practices. If the audit shows a facility is using GHG Best Available Control Technologies and Energy Best Management Practices, it will still be required to reduce its GHG emissions by 5%. On the other hand, if a facility’s audit shows it is not using such best controls to save energy and reduce GHG emissions, it will need to reduce the same amount of emissions that those best controls would achieve, plus reduce an additional 5% in total GHG emissions. Additionally, in July 2021, Colorado adopted the Environmental Justice Act (House Bill 21-1266) (the “EJA”), which requires Colorado’s manufacturing sector as a whole to reduce GHG emissions 20% by 2030, based on 2015 reported emissions. The APCD submitted a proposal for the EJA (or GEMM Phase 2) to the Air Quality Control Commission in September 2023, and the rule was adopted on October 20, 2023. We are complying with GEMM Phase 1 and are analyzing the new regulations proposed to implement the EJA, which became effective on December 15, 2023.

Europe

European Union

In the EU, the cement sector is subject to a range of environmental laws of the EU and of individual Member States. The key EU laws are discussed in more detail below. More broadly, the European Climate Law sets a legally binding target of net zero GHG emissions for the EU by 2050. EU institutions and the Member States are bound to take the necessary measures at EU and Member State level to meet the target, considering the importance of promoting fairness and solidarity among Member States. It also sets a 2030 climate target of at least 55% reduction of net emissions of GHG in comparison to 1990.

EU Industrial Permits and Emissions Controls

The Industrial Emissions Directive (2010/75/EU) (“IED”) is the main EU instrument regulating pollutant emissions from industrial installations. Under the IED, operators of industrial installations, including cement plants, are required to obtain an integrated permit from the relevant permitting authority in the Member States. These permits contain emission limit values and other conditions based on the application of a legal and technical concept called “Best Available Techniques” (“BAT”).

In order to define BAT and the BAT-associated environmental performance at EU level, the European Commission organizes an exchange of information with experts from Member States, industry and environmental organizations. The European Commission adopts and publicizes BAT Reference Documents (“BREFs”) for the industry sectors covered by the IED. A key element of the BREFs are the conclusions on BAT (“BATC”), which are used as a

CEMEX • 2023 20-F REPORT • 137

PART I

reference for setting permit conditions. The IED allows competent authorities some flexibility to set less strict emission limit values. This is possible only in specific cases where an assessment shows that achieving the emission levels associated with BAT described in the BATC would lead to disproportionately higher costs compared to the environmental benefits due to the geographical location or the local environmental conditions or the technical characteristics of the installation. The competent authority shall always document its justification for granting such derogations.

In April 2013, pursuant to European Commission Decision No. 2013/163/EU, the European Commission published BATC under the IED for production of cement, lime, and magnesium oxide, together with specific emission levels. This document sets out an extensive list of technical requirements for most aspects of the cement manufacturing process in the EU, with a view to prevention and minimization of all polluting emissions. Under the IED, permitting authorities must review and, if necessary, update permit conditions within four years of the European Commission publishing decisions on BATC for a particular activity.

The European Commission proposed a revision of the IED with the aim of stimulating a deep agro-industrial transformation towards zero pollution through the use of breakthrough technologies. As of December 31, 2023, a provisional political agreement has been reached on the revision of the IED, pending formal adoption by the European Parliament and the EU Council, wherein industrial minerals are not included within the scope of the revised IED. However, subject to review and legislative proposal by the European Commission, the scope may be extended to industrial minerals.

As of December 31, 2023, a total of five BREFs of the existing 33 BREFs plus two REFs are being rewritten or revised. As of December 31, 2023, this has the potential to require our operations in Europe to be adapted to conform to the latest BAT, which in turn could impact our operations.

As of December 31, 2023, we believe that our operations in EU Member States will be impacted given the change in regulatory approach heralded by the legislation. As of December 31, 2023, we are not able to assess the degree of impact that the future BAT requirements that come into effect under the IED will have on our operations in EU Member States.

EU Emissions Trading

The EU established an emissions trading system (“EU ETS”) by means of Directive 2003/87/EC, creating a mechanism that imposes a market-determined price on the emission of certain GHGs, including CO2. Operators of ground-based installations and aircraft operators are required to surrender an allowance in respect of each ton of CO2 of their emissions during a calendar year. The EU ETS applies to a broad range of installations/operators in the industrial, electricity generation, and intra-EU aviation sectors. It implements a ‘cap-and-trade’ approach, in which the total number of allowances available (the “cap”) decreases over time. Operators receive a free allocation of allowances (pursuant to industry-wide benchmarks) or buy allowances from centralized auctions or from third parties. The allowances are freely tradable. Failure to surrender allowances is subject to significant monetary penalties of €100 (plus indexation) for each ton of CO2 emitted in respect of which allowances were not surrendered, in addition to the operator having to surrender the relevant number of allowances. As of December 31, 2023, our qualifying operations in the EU, including our clinker production plants, are subject to the EU ETS.

The EU ETS is divided into phases. For the current EU ETS Phase IV (2021 to 2030), the EU-wide overall cap on emission allowances was initially to be reduced (by way of what is known as the linear reduction factor) by 2.2% annually from 2021. A Market Stability Reserve (“MSR”) has been introduced to address supply and demand imbalances in the EU ETS which have led to price fluctuations.

CEMEX • 2023 20-F REPORT • 138

PART I

EU policymakers have traditionally seen the free allocation of allowances as a principal way to reduce the risk of carbon leakage—that is either, increased imports from countries that do not have climate change control, or the risk that energy-intensive industries, facing higher costs because of the EU ETS, will move their facilities beyond the EU’s borders to these countries, thus resulting in a leakage of CO2 emissions without any environmental benefits.

A list of EU ETS sectors deemed to be at significant risk of carbon leakage is periodically adopted by the European Commission, following agreement by EU Member States and the European Parliament. The main factors taken into account in determining whether a sector is at significant risk of carbon leakage include the extent to which direct and indirect costs induced by the implementation of the EU ETS would increase production cost, calculated as a proportion of the gross value added and the sector’s trade intensity with non-EU countries (imports and exports). This list has historically included the cement production sector.

The cement industry is included in the list of sectors at significant risk of carbon leakage for Phase IV of the EU ETS; and therefore receives, and should continue to receive, free allocation until the end of 2025. We have discussed the interaction of free allocation of allowances and the EU CBAM (as defined below).

Revision of the EU ETS

In June 2023 legislation came into effect which provides for a number of reforms of the EU ETS. The revised EU ETS will come into effect on January 1, 2024. GHG emissions in the EU ETS sectors will now be cut by 62% by 2030 compared to 2005 levels. There will be a one-off reduction to the EU-wide quantity of allowances available of 90 Mt CO2e in 2024 and 27 Mt CO2e in 2026. The Phase IV linear reduction factor will be increased from 2.2% to 4.3% from 2024-2027 and to 4.4% from 2028-2030.

Free allocation of allowances to operators, including those in the cement industry, will be phased out over a nine-year period from 2026 until 2034, as follows: 2026: 2.5%, 2027: 5%, 2028: 10%, 2029: 22.5%, 2030: 48.5%, 2031: 61%, 2032: 73.5%, 2033: 86%, 2034: 100%. For sectors that produce goods covered by the EU CBAM (as defined below), the reduction of free allocation will be implemented by a gradual reduction while the EU CBAM is phased in from 2026 to zero free allocation in 2034 and onwards.

Maritime sector emissions will be included in the EU ETS, with the obligation to surrender allowances rising from 40% of verified emissions in 2024 to 100% by 2026. All emissions from intra-EU voyages and within EU ports will be covered by the EU ETS, and 50% of the emissions for journeys to or from a non-EU country. By the end of 2026, the European Commission will also assess whether to introduce emissions from municipal waste incineration into the EU ETS from 2028. Furthermore, the MSR has been strengthened.

As of December 31, 2023, unless Cemex is able to ensure new clean technologies and decarbonization processes are developed and implemented, even after considering market pricing dynamics and the implementation of mitigation measures to reduce emissions in our operations, the phasing out of free allocation of allowances under the EU ETS for the cement industry and other changes to the EU ETS are expected to have an adverse impact on our operations and results of operations, liquidity, and financial condition. However, as of December 31, 2023, we expect that the aggregate amount of allowances that will be annually allocated for free to Cemex in Phase IV, due to unused surplus from previous phases, should be sufficient for our operations in Europe until at least the end of 2025. If any emission allowances would need to be purchased, such emission allowances would likely be purchased at increased prices due to market volatility and changes to the EU ETS. As of December 31, 2023, we are not able to predict the effect of the changes described above and are not able to assess if their approval and implementation would have a material adverse impact on our results of operations, liquidity, and financial condition.

CEMEX • 2023 20-F REPORT • 139

PART I

EU CBAM

In order to help address the problem of carbon leakage (explained above), the EU has implemented a Regulation establishing a Carbon Border Adjustment Mechanism (“EU CBAM”) ((EU) 2023/956). The EU CBAM will initially apply to imports of certain goods and selected precursors whose production is carbon intensive and at most significant risk of carbon leakage: cement, iron and steel, aluminum, fertilizers, electricity, and hydrogen as well as indirect emissions under certain conditions.

During the transitional phase, which is now in effect until January 1, 2026, importers are required to report on a quarterly basis the total verified GHG emissions embedded in goods imported in a given calendar year, detailing direct and indirect emissions as well as any carbon price effectively paid in a third country. By December 31, 2024, importers must have an ‘authorized EU CBAM declarant’ status to qualify for the import of in-scope goods.

Once the permanent system enters into force on January 1, 2026, importers will need to declare each year the quantity of goods imported into the EU in the preceding year and their embedded GHG. They will then surrender the corresponding number of EU CBAM certificates. The price of the certificates will be calculated depending on the weekly average auction price of EU ETS allowances expressed in €/ton of CO2 emitted. The phasing-out of free allocation under the EU ETS will take place in parallel with the phasing-in of EU CBAM in the period 2026-2034. We expect that by 2030, this phasing out will reduce our free allocations under the EU ETS by approximately 4 million European Union Allowances (EUAs), each equivalent to one ton of CO2e. However, as of December 31, 2023, due to market pricing dynamics and the implementation of mitigation measures to reduce emissions in our operations, we do not expect a material adverse impact on our operations, results of operations, liquidity, and financial condition.

EU Taxonomy

The EU has established a classification system that sets out a list of environmentally sustainable economic activities under Regulation (EU) 2020/852 (the “EU Taxonomy”). Its primary use is to support the mandatory disclosure of sustainable investments and assets by investors, banks, and corporates in the EU. It will also be used for determining whether activities are eligible for green bonds use of proceeds criteria under the EU Green Bond Standard. Technical Screening Criteria developed under the EU Taxonomy set out the standards that certain activities in the cement sector must achieve in order to be categorized as “environmentally sustainable.” As of December 31, 2023, Cemex is not required to report under the EU Taxonomy. Nonetheless, Cemex voluntarily provides certain information in accordance with the EU Taxonomy. Though it is too early to determine at this stage, in addition to imposing certain reporting obligations, the classification of a company’s activities under the EU Taxonomy could, among other things, influence the Cemex’s ability to access funds for certain projects, the financial markets, or financial products.

UK Permitting

Existing EU BATC, which aim to prevent or reduce emissions and impacts on the environment, continue to have effect in the United Kingdom. The United Kingdom no longer needs to meet the requirements of any new EU BATC, except for Northern Ireland (“NI”) where the NI Protocol sets out the sectors remaining under EU IED. The UK Government will lead the development of the UK BATC, with the premise to maintain competitive regulation and future alignment or equivalence to that of the EU BATC. UK BATC will be determined through an evidence-based approach with industry, regulators, and non-governmental organizations. UK BATC will be published as statutory instruments and used as the basis for permit conditions for industry. The UK BATC system will take between one to three years to create a set of BATC depending on the complexity of the industrial sector. The order of BATC to be reviewed will be announced in advance to give interested parties an opportunity to express their views. The first four industry sectors to establish BATC groups will be ferrous metal processing—galvanizing, ferrous metals processing—forming, textiles, and waste gas treatment in the chemicals sector. As of December 31, 2023, we are not able to assess the degree of impact that any future BATC requirements that come into effect under the UK permit requirements will have on our operations in the United Kingdom.

CEMEX • 2023 20-F REPORT • 140

PART I

UK ETS

As of January 1, 2021, an independent emissions trading system in the United Kingdom (the “UK ETS”) replaced the EU ETS in the United Kingdom (other than in respect of NI electricity generation). With some exceptions, the UK ETS is similar to the EU ETS and provides continuity after the transition from the EU ETS. Among these exceptions are the following: (i) a tighter annual cap than under the EU ETS, at 5% below the Phase IV EU ETS cap; and (ii) greater fines to apply, as a charge of GBP100 would be imposed for each ton of emissions not covered by allowances, which is higher than the €100 fine under the EU ETS. The UK cap is set to be revised in 2024 to fully align with a net-zero trajectory. Further, the UK ETS does not reflect the recent amendments to Phase IV of the EU ETS described above.

In December 2023, the UK Government released two consultations. The first consultation is called “UK Emissions Trading Scheme: Free Allocation Review.” Ahead of the next allowances allocation period in 2026, the UK Government is consulting on different options for changes to the allocation methodology in respect of free allowances, including the approach to accounting for activity, benchmarking, the way carbon leakage risk is assessed, additional aspects of methodology such as the consideration of decarbonization technologies and conditionality and technical proposals to improve operability and deliverability of the scheme. The second consultation is called “UK Emissions Trading Scheme: future markets policy.” The UK Government is reviewing emission trading systems markets policy to ensure that it remains fit for purpose and is effective in managing the risks faced by an established and maturing scheme. In particular, the UK Government is seeking views on whether to implement a quantity-triggered Supply Adjustment Mechanism to address the risk of demand shift with long-term impacts in the market, whether to retain an Auction Reserve Price whether to retain the Cost Containment Mechanism (“CCM”), which is triggered if current prices are elevated for a sustained period relative to a historic average and the design of the CCM.

As of December 31, 2023, although the UK ETS provides continuity after the transition from the EU ETS, it is not possible to predict with certainty how Cemex in the United Kingdom will be affected by the UK ETS. As in Phase IV of the EU ETS and given the expected tighter caps and expected revision in 2024, the aggregate amount of allowances allocated to Cemex under the UK ETS may not be sufficient for our operations in the UK; and, therefore, Cemex may require to purchase emission allowances at some point in time. It may be necessary to purchase these emission allowances at increased prices due to potential insufficient liquidity and increased price volatility in the UK ETS compared to the EU ETS. All of this could have a material impact on our results of operations, liquidity, and financial condition.

UK CBAM

The UK Government announced in December 2023 that it will implement a UK Carbon Border Adjustment Mechanism (“UK CBAM”) by 2027. The liability applied by the UK CBAM will depend on the GHG intensity of the imported good and the gap between the carbon price applied in the country of origin (if any) and the carbon price that would have been applied had the good been produced in the United Kingdom. The UK CBAM liability will lie directly with the importer of imported products within scope of the UK CBAM on the basis of emissions embodied in imported goods. Unlike the EU CBAM, the system will not involve the purchase or trading of emissions certificates. Further details on the design and delivery of a UK CBAM will be subject to consultation in 2024, but it will initially apply to the most emissions intensive industrial goods imported to the United Kingdom from the aluminum, cement, ceramics, fertilizer, glass, hydrogen, iron and steel sectors. As of December 31, 2023, we do not expect a material adverse impact due to market prices dynamics and the implementation of mitigation measures to reduce emissions in our operations.

Great Britain Landfills

In Great Britain, future expenditure on closed and current landfill sites has been assessed and quantified over the period in which the sites are considered to have the potential to cause environmental harm, generally consistent with

CEMEX • 2023 20-F REPORT • 141

PART I

the regulatory view of up to 60 years from the date of closure. The assessed expenditure relates to the costs of monitoring the sites and the installation, repair, and renewal of environmental infrastructure. The costs have been quantified on a net present value basis in the amount of £163,288,190.74 (U.S. $207.94 million as of December 31, 2023, based on an exchange rate of £0.79 to U.S. $1.00) as of December 31, 2023, and we made an accounting provision for this amount.

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

In the complaint, among other allegations, plaintiffs claim that the Landslide occurred as a result of the defendants’ gross negligence; and seek, among other relief, (i) monetary damages in the amount of 4.3 billion Philippine Pesos (U.S. $77.63 million as of December 31, 2023, based on an exchange rate of 55.39 Philippine Pesos to U.S. $1.00), (ii) the establishment of a 500 million Philippine Pesos (U.S. $9.02 million as of December 31, 2023, based on an exchange rate of 55.39 Philippine Pesos to U.S. $1.00) rehabilitation fund, and (iii) the issuance of a Temporary Environment Protection Order against ALQC aiming to prevent ALQC from performing further quarrying activities while the case is still pending.

As of December 31, 2023, among other defenses and based on a report by the Mines and Geosciences Bureau of the Department of Environment and Natural Resources, CHP, APO and ALQC (individually, each a “Private Defendant” and collectively, the “Private Defendants”) deny liability and hold the position that the Landslide occurred due to natural causes.

In an order dated August 16, 2019, the Cebu Court denied plaintiffs’ Application for Temporary Environment Protection Order. Plaintiffs moved for reconsideration, but the Cebu Court also denied plaintiffs’ motion in an order dated September 30, 2019. Plaintiffs did not appeal this ruling, which became final as of December 5, 2020.

Likewise, in a separate order also dated September 30, 2019, the Cebu Court partially granted the affirmative defenses raised by Private Defendants in their respective answers, and ruled, among others, that the subject case against CHP and APO is dismissed for failure to state a cause of action. The Cebu Court also ruled that: (i) the 22 plaintiffs who failed to sign the verification and certification against forum shopping are dropped as party-plaintiffs; (ii) the subject case is not a proper class suit, and that the remaining 17 plaintiffs can only sue for their respective claims, but not as representatives of the more than 8,000 alleged victims of the landslide incident; (iii) plaintiffs’ cause of action against ALQC for violation of Section 19(a) of Republic Act No. 10121 is dismissed; (iv) there is a misjoinder of causes of action between the environmental suit and the damage suit; and (v) the damage suit of the remaining plaintiffs will proceed separately upon payment of the required docket fees within 30 days from receipt of order,

CEMEX • 2023 20-F REPORT • 142

PART I

otherwise, the case for damages will be dismissed. A motion for reconsideration was filed by the plaintiffs on November 26, 2019. During the hearing of the plaintiffs’ motion for reconsideration on September 11, 2020, the Province of Cebu was officially dropped as a defendant in the case. In another order dated November 17, 2021, the Cebu Court denied the plaintiffs’ motion for reconsideration and also granted the motions of the Mines and Geosciences Bureau and the City Government of Naga, dismissing the case against them. On January 31, 2022, the plaintiffs filed a notice of appeal with the Cebu Court indicating their intention to appeal the Cebu Court’s latest order with the Court of Appeals. Defendants (including government defendants) opposed the plaintiff’s appeal. On April 28, 2022, the Cebu Court rejected the plaintiff’s appeal for being filed out of time and instructed the entry of judgment and issuance of the corresponding certificate of finality. The plaintiffs did not file a motion for reconsideration, thus, on May 4, 2023, the Cebu Court issued a certificate of finality confirming the dismissal. Consequently, this certificate of finality deems the Cebu Court’s order dated September 30, 2019 partially granting Private Defendants’ affirmative defenses as final and executory, and dismisses the case against APO, CHP, and all public defendants, and the damage claims against ALQC.

As of December 31, 2023, only ALQC remains as a private defendant of the case regarding the environmental aspect of ALQC’s supposed violation of the Philippine Mining Act which purportedly caused damage to the environment and allegedly made ALQC liable for clean-up and rehabilitation. At this stage of the overall proceedings and considering all possible defenses that could be available, while we cannot assess with certainty the likelihood of an adverse result in the overall proceedings, we believe a final adverse resolution in the overall proceeding is not probable, and, if adversely resolved, we believe a final adverse resolution should not have a material adverse impact on our results of operations, liquidity, and financial condition.

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

While the lack of existence or reduction in tariffs could lead to increased competition from imports in the markets in Mexico in which we operate, it is possible that other factors, such as the cost of transportation incurred from most producers outside Mexico to central Mexico, traditionally the region of highest demand in Mexico, could be seen as a barrier to enter certain regions in Mexico in which we operate.

United States

In general, and aside from any other restrictions or prohibitions, as of December 31, 2023, any cement imported into the United States from Cuba and North Korea is subject to custom duties depending on the specific type of cement. Imports into the United States from Cuba and North Korea are generally prohibited due to the U.S. import/export controls and economic sanctions. In order to import cement and other products into the United States from Cuba or North Korea, an importer would be required to obtain a license from the U.S. government or otherwise establish the existence of a license exception.

CEMEX • 2023 20-F REPORT • 143

PART I

On September 18, 2018, the United States Trade Representative released a list of U.S. $200 billion worth of Chinese imports that were to be subject to additional tariffs. This list included cement, clinker, slag cement, and granulated slag from the manufacture of iron or steel. These additional tariffs were effective starting September 24, 2018 and initially were in the amount of 10%. The United States was expected to increase the additional tariffs to 25% starting January 1, 2019, but this increase was postponed for 90 days starting on December 1, 2018, to allow time for the United States and China to negotiate their trade disputes. Accordingly, absent a resolution of the trade disputes, the rate of additional duty for the products covered by the September 2018 tariff action increased to 25% on May 10, 2019. On August 23, 2019, the United States announced that the current 25% import tariff would be increased to 30% by October 1, 2019. On September 11, 2019, the United States announced that implementation of this increase would be delayed to October 15, 2019, however, the implementation of this increase has not yet occurred as of December 31, 2023, and the tariff remains at 25%.

Also, as of December 31, 2023, cement imports from countries other than Cuba, China and North Korea into the United States are currently duty free, however, certain individuals and entities on U.S. government lists of specially designated nationals and prohibited parties, may be subject to U.S. import/export controls and other sanctions that prohibit transactions (including import transactions) with such persons without a license.

Europe

EU Member States are subject to the uniform EU commercial policy. There is no tariff on cement imported into a country that is a member of the EU from another member country or on cement exported from an EU country to another member country. As of December 31, 2023, for cement imported into a member country from a non-member country, the tariff was 1.7% of the customs value. Any country with preferential treatment with the EU is subject to the same tariffs as members of the EU. Most Eastern European producers exporting cement into EU countries currently pay no tariff.

United Kingdom

Following the United Kingdom’s exit from the European Union Single Market and Customs Union in early 2021, the United Kingdom is no longer required to abide by the European Union’s Common External Tariff and has introduced its own UK Global Tariff schedule (the “UKGT”), which determines duties and tariffs on goods on a Most Favoured Nation basis in line with World Trade Organization principles. Pursuant to the UKGT, tariffs of 1.7% to 2.7% have been removed on over 40 construction products, including portland cement, marble, granite, various other types of building stone and plaster boards.

The United Kingdom has also entered into a trade agreement with the European Union, known as the EU-UK Trade and Cooperation Agreement, which provides for continued trade without the imposition of tariffs and quotas.

Tax Matters

Mexico

On February 1, 2022, one of our subsidiaries in Mexico was notified of a tax assessment (oficio de observaciones) issued by the Mexican Tax Administration Service (Servicio de Administración Tributaria) (“SAT”), specifying that Ps 1,093 million (U.S. $64.40 million as of December 31, 2023, based on an exchange rate of Ps 16.97 to U.S. $1.00) in taxes were due as a result of certain rejected deductions, reclassification of deductions as depreciations and omitted valued-added tax payments corresponding to fiscal year 2016. On July 13, 2023, the SAT reduced its claim of taxes due to Ps 945 million (U.S. $55.68 million as of December 31, 2023, based on an exchange rate of Ps 16.97 to U.S. $1.00).

CEMEX • 2023 20-F REPORT • 144

PART I

In September 2023, we filed a motion requesting the SAT to reconsider the determinations made in the tax assessment (oficio de observaciones). As of December 31, 2023, we expect the SAT to take between six months and a year to issue a resolution with respect to this motion. As of December 31, 2023, we cannot assess with certainty the likelihood of an adverse result in this proceeding; but, if adversely resolved, we believe an adverse resolution should not have a material adverse impact on our results of operations, liquidity, and financial condition.

United States

The United States Internal Revenue Service (“IRS”) has concluded its audits for the years 2014 through 2019. The final findings did not alter the originally filed Cemex returns in the United States, which had no reserves set aside for any potential tax issues.

Colombia

On April 6, 2018, the Colombian Tax Authority (Dirección de Impuestos y Aduanas Nacionales, the “DIAN”) notified Cemex Colombia of a proceeding notice in which the DIAN rejected certain deductions made by Cemex Colombia in its 2012 year-end income tax return. The DIAN assessed an increase in taxes to be paid by Cemex Colombia in the amount of 124.79 billion Colombian Pesos (U.S. $32.37 million as of December 31, 2023, based on an exchange rate of 3,854.92 Colombian Pesos to U.S. $1.00) and imposed a penalty in the amount of 124.79 billion Colombian Pesos (U.S. $32.37 million as of December 31, 2023, based on an exchange rate of 3,854.92 Colombian Pesos to U.S. $1.00). On June 22, 2018, Cemex Colombia responded to the proceeding notice; and, on December 28, 2018, Cemex Colombia was notified of the issuance of an official liquidation confirming the information in the proceeding notice. Cemex Colombia filed an appeal for reconsideration on February 21, 2019 within the legal term. On January 8, 2020, Cemex Colombia was notified that the DIAN had, in response to the appeal filed by Cemex Colombia, confirmed the DIAN’s assessment that Cemex Colombia is required to pay increased taxes and corresponding penalties, as previously notified on April 6, 2018. On July 1, 2020, Cemex Colombia filed an appeal against the aforementioned resolution in the Administrative Court of Cundinamarca. The Administrative Court of Cundinamarca admitted the appeal on September 20, 2021. No amounts are required to be paid by Cemex Colombia until all available recourses have been filed and concluded. Additionally, on March 10, 2020, the DIAN issued a complementary administrative act “statement of objections” (pliego de cargos), in which the authority claims the payment of the credit balance that was originated in the tax declaration of the aforementioned year and that was offset by Cemex Colombia with taxes from subsequent years. Cemex Colombia filed its response on June 2, 2020. On October 25, 2021, the DIAN issued a resolution in relation to the “statement of objections” (pliego de cargos) confirming the imposed penalty due to inadmissible compensation. The aforementioned penalty comprises 56.82 billion Colombian Pesos (U.S. $14.74 million as of December 31, 2023, based on an exchange rate of 3,854.92 Colombian Pesos to U.S. $1.00) of the 124.79 billion Colombian Pesos (U.S. $32.37 million as of December 31, 2023, based on an exchange rate of 3,854.92 Colombian Pesos to U.S. $1.00) increase in taxes to be paid by Cemex Colombia assessed in 2018. Cemex Colombia filed the appeal before the Administrative Court of Cundinamarca on December 16, 2021. As of December 31, 2023, the Administrative Court of Cundinamarca has not scheduled a hearing date for the proceeding. Notwithstanding this pending resolution, as of December 31, 2023, Cemex considers that an adverse resolution after conclusion of all available defense procedures is not probable. However, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding. If this proceeding is adversely resolved, Cemex believes this could have a material adverse impact on the operating results, liquidity, or financial position of Cemex.

On September 5, 2018, the DIAN notified Cemex Colombia of a proceeding notice in which the DIAN rejected certain deductions taken by Cemex Colombia in its 2011 year-end income tax return. The DIAN assessed an increase in taxes to be paid by Cemex Colombia in the amount of 85.17 billion Colombian Pesos (U.S. $22.09 million as of December 31, 2023, based on an exchange rate of 3,854.92 Colombian Pesos to U.S. $1.00) and imposed a penalty

CEMEX • 2023 20-F REPORT • 145

PART I

in the amount of 85.17 billion Colombian Pesos (U.S. $22.09 million as of December 31, 2023, based on an exchange rate of 3,854.92 Colombian Pesos to U.S. $1.00). On November 30, 2018, Cemex Colombia responded to the proceeding notice. On May 15, 2019, Cemex Colombia was notified of the issuance of a tax assessment maintaining the initial rejection of the deductions taken by Cemex Colombia in its 2011 year-end income tax return. Cemex Colombia filed an appeal on July 11, 2019. On July 6, 2020, Cemex Colombia was notified about a resolution confirming the official liquidation. On October 22, 2020, Cemex Colombia filed an appeal against such resolution in the Administrative Court of Cundinamarca. If a final adverse resolution to Cemex Colombia is reached in this matter, in addition to any amounts to be paid in confirmation of the official liquidation, Cemex Colombia would, as of the payment date, be required to pay interest on the amounts that would be declared due as of the dates they would have had to be paid. The Administrative Court of Cundinamarca admitted the appeal on September 13, 2021. As of December 31, 2023, at this stage of the proceeding and considering all possible defenses available, while we cannot assess with certainty the likelihood of an adverse result in this special proceeding, we believe a final adverse resolution to this special proceeding is not probable. However, if adversely resolved, we believe such adverse resolution could have a material adverse impact on our results of operations, liquidity, and financial condition.

Furthermore, on June 8, 2020, the DIAN issued a complementary administrative act “statement of objections” (pliego de cargos), in which the authority claims the payment of the credit balance that was originated in the tax declaration of the aforementioned year and that was offset by Cemex Colombia with taxes from subsequent years. On December 17, 2020, Cemex Colombia announced that the DIAN had archived such “statement of objections” (pliego de cargos), which means the DIAN issued an administrative act by which it closed the complementary statement of charges that had been issued within the income tax process for the fiscal year 2011 earlier in 2020. With the aforementioned administrative act, as of December 31, 2023, the complementary procedure within the income tax process for the fiscal year 2011 is concluded, since the value of 2011 is included within the complementary process for the fiscal year 2012, and this complementary proceeding should not. have a material adverse impact on our results of operations, liquidity, and financial condition.

Spain

Tax Assessment for the years 2006 to 2009

On July 7, 2011, the tax authorities in Spain notified Cemex España of a tax audit process in Spain covering the tax years from and including 2006 to 2009. The tax authorities in Spain have challenged part of the tax losses reported by Cemex España for such years. Cemex España has been formally notified of fines in the aggregate amount of €456 million (U.S. $503.37 million as of December 31, 2023, based on an exchange rate of €0.91 to U.S. $1.00) resulting from the July 7, 2011 tax audit process in Spain. On April 22, 2014, Cemex España filed appeals against such fines before the Tribunal Económico Administrativo Central (“TEAC”). On September 20, 2017, Cemex España was notified by the TEAC about an adverse resolution to such appeals. Cemex España filed a recourse against such resolution on November 6, 2017 before the National Court (Audiencia Nacional) and applied for the suspension of the payment of the fines. The National Court (Audiencia Nacional) admitted the recourse; and, on January 31, 2018, it notified Cemex España of the granting of the suspension of the payment, subject to the provision of guarantees on or before April 2, 2018. In this regard, Cemex España provided the respective guarantees in the form of a combination of a liability insurance policy and a mortgage of several assets in Spain owned by its Spanish subsidiary Cemex España Operaciones, S.L.U. On November 6, 2018, the National Court (Audiencia Nacional) confirmed the acceptance of the guarantees by the Spanish Tax Office, which suspended the obligation to effect the payment until the recourses are definitively resolved. On November 30, 2021, the National Court (Audiencia Nacional) issued a judgment rejecting the appeal filed by Cemex España against the resolution of the TEAC, confirming the imposed fines. This adverse judgment was notified to Cemex España on November 30, 2021. On February 25, 2022, Cemex filed with the Spanish Supreme Court a request for a cassation appeal against the judgment issued by the National Court (Audiencia

CEMEX • 2023 20-F REPORT • 146

PART I

Nacional) to be admitted, as pursuant to Spanish procedural law, the appellant is required to file a request for admission of the cassation appeal before filing the cassation appeal if admitted. On October 13, 2022, the Supreme Court decided not to admit the cassation appeal and Cemex España subsequently filed a motion (incidente de nulidad) seeking the annulment of the decision, alleging the violation of its constitutional rights. On January 18, 2023, the Spanish Supreme Court, reversed its decision and resolved to admit the filing of Cemex España’s cassation appeal. Cemex filed the cassation appeal before the Spanish Supreme Court on March 27, 2023.

On November 17, 2023, Cemex España was formally notified that the cassation appeal filed before the Spanish Supreme Court was not resolved in Cemex España’s favor. As a result, Cemex España will have to pay fines in the aggregate amount of €456 million (U.S. $503.37 million as of December 31, 2023, based on an exchange rate of €0.91 to U.S. $1.00). The part of the tax losses challenged by the tax authorities for the subject matter years were not utilized by Cemex España; and, since 2012, were not carried in the financial statements of Cemex España. Cemex recorded an income tax expense and accrued liabilities of €456 million (U.S. $503.37 million as of December 31, 2023, based on an exchange rate of €0.91 to U.S. $1.00) based on estimates, in the fourth quarter of 2023; and, even though no date has been set for the payment of the fines, Cemex expects to pay them in the first half of 2024. Cemex has liquidity sources available to pay the fines.

As of December 31, 2023, Cemex España strongly disagrees with the cassation appeal resolution and is evaluating next steps, including the potential filing of an appeal to the Constitutional Court in Spain. Notwithstanding these adverse financial effects, this development is not expected to adversely affect our operations and commercial relationships with clients or suppliers or our ability to meet our financial obligations.

Tax Assessment for the years 2010 to 2014

On March 26, 2021, the tax authorities in Spain notified Cemex España of an assessment for income taxes in an amount of €48 million (U.S. $52.98 million as of December 31, 2023, based on an exchange rate of €0.91 to U.S. $1.00) plus late interest, derived from a tax audit process covering the tax years 2010 to 2014. This assessment was appealed before the TEAC on April 26, 2021. In order for the suspension of the payment of the tax assessment to be granted, Cemex España provided a payment guarantee which was approved by the Spanish Tax authorities on May 12, 2021.

On November 30, 2021, the tax authorities in Spain notified Cemex España of a penalty for an approximate amount of €68 million (U.S. $75.06 million as of December 31, 2023, based on an exchange rate of €0.91 to U.S. $1.00) derived from the tax audit process covering the same period from 2010 to 2014. This assessment was appealed before the TEAC on December 31, 2021. Until this appeal is resolved, no payment will be due and Cemex España is not required to furnish a guarantee for the filing of the appeal.

On December 11, 2023, Cemex España was notified by the TEAC about a partially favorable resolution to the April 26, 2021 and December 31, 2021 appeals, reducing both the income taxes due from €48 million (U.S. $52.98 million as of December 31, 2023, based on an exchange rate of €0.91 to U.S. $1.00) to €21 million (U.S. $23.18 million as of December 31, 2023, based on an exchange rate of €0.91 to U.S. $1.00), and the penalty from €68 million (U.S. $75.06 million as of December 31, 2023, based on an exchange rate of €0.91 to U.S. $1.00) to €67 million (U.S. $73.96 million as of December 31, 2023, based on an exchange rate of €0.91 to U.S. $1.00), respectively.

In light of the unfavorable ruling discussed above of the tax assessment for the years 2006 to 2009, Cemex recorded an additional tax expense charge and accrued a liability of €105 million (U.S. $117 million as of December 31, 2023, based on an exchange rate of €0.90 to U.S. $1.00), based on estimates, in the fourth quarter of 2023 in connection

CEMEX • 2023 20-F REPORT • 147

PART I

with this tax assessment. Notwithstanding these adverse financial effects, this development is not expected to adversely affect our operations and commercial relationships with clients or suppliers or our ability to meet our financial obligations.

Other Legal Proceedings

Colombian Construction Claims

On August 5, 2005, the Urban Development Institute (Instituto de Desarrollo Urbano) (“UDI”), and an individual filed a lawsuit in the Fourth Anti-Corruption Court of Bogotá (Fiscalía Cuarta Anticorrupción de Bogotá) against a subsidiary of Cemex Colombia claiming that it was liable, along with the other members of the Asociación Colombiana de Productores de Concreto (“ASOCRETO”), an association formed by the ready-mix concrete producers in Colombia, for the premature distress of the concrete slabs of the Autopista Norte trunk line of the TransMilenio bus rapid transit system of Bogotá in which ready-mix concrete and flowable fill supplied by Cemex Colombia and other ASOCRETO members was used. The plaintiffs alleged that the base material supplied for the road construction failed to meet the quality standards offered by Cemex Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs were seeking the repair of the concrete slabs in a manner which guarantees their service during the 20-year period for which they were originally designed, and estimate that the cost of such repair could have been 100 billion Colombian Pesos (U.S. $25.94 million as of December 31, 2023, based on an exchange rate of 3,854.92 Colombian Pesos to U.S. $1.00). The lawsuit was filed within the context of a criminal investigation against a former director and two officers of the UDI, the contractor, the inspector and two ASOCRETO officers. On January 21, 2008, a court issued an order, sequestering the El Tunjuelo quarry, as security for payment of a possible future money judgment against Cemex Colombia. The court determined that in order to lift this attachment and prevent further attachments, Cemex Colombia was required to deposit 337.8 billion Colombian Pesos (U.S. $87.62 million as of December 31, 2023, based on an exchange rate of 3,854.92 Colombian Pesos to U.S. $1.00) in cash instead of posting an insurance policy to secure such recovery. Cemex Colombia appealed this decision and the Superior Court of Bogotá (Tribunal Superior de Bogotá) allowed Cemex to present an insurance policy in the amount of 20 billion Colombian Pesos (U.S. $5.18 million as of December 31, 2023, based on an exchange rate of 3,854.92 Colombian Pesos to U.S. $1.00). Cemex gave the aforementioned security, and, on July 27, 2009, the court lifted the attachment on the quarry.

On October 10, 2012 the court issued a first instance judgment pursuant to which the accusation made against the ASOCRETO officers was nullified. The judgment also convicted a former UDI director, the contractor’s legal representatives and the inspector to a prison term of 85 months and a fine of 32 million Colombian Pesos (U.S. $8,301.08 as of December 31, 2023, based on an exchange rate of 3,854.92 Colombian Pesos to U.S. $1.00). As a consequence, of the nullification, the judge ordered a restart of the proceeding against the ASOCRETO officers. The UDI and other parties to the legal proceeding appealed the first instance judgment and on August 30, 2013 the Superior Court of Bogotá resolved to reduce the prison term imposed to the former UDI director and the UDI officers to 60 months and imposed a fine equivalent to 8.8 million Colombian Pesos (U.S. $2,282.80 as of December 31, 2023, based on an exchange rate of 3,854.92 Colombian Pesos to U.S. $1.00). Additionally, the UDI officers were sentenced to severally pay the amount of 108 billion Colombian Pesos (U.S. $28.01 million as of December 31, 2023, based on an exchange rate of 3,854.92 Colombian Pesos to U.S. $1.00) for the purported damages in the concrete slabs of the TransMilenio bus rapid transit system. Additionally, the Superior Court of Bogotá overturned the penalty imposed to the contractor’s legal representatives and inspector because the criminal action against them was barred due to the passage of time. Furthermore, the Superior Court of Bogotá revoked the annulment in favor of the ASOCRETO officers and ordered the first instance judge to render a judgment regarding the ASOCRETO officers’ liability or lack thereof. On June 25, 2014, the Supreme Court of Colombia’s Penal Cassation Chamber (Sala de Casación Penal de la Corte Suprema de Justicia de Colombia) dismissed the cassation claim filed by the former UDI

CEMEX • 2023 20-F REPORT • 148

PART I

director and the UDI officers against the Superior Court of Bogotá’s judgment. Dismissal of the cassation claim has no effect on Cemex Colombia’s or the ASOCRETO officers’ interests in these proceedings. On January 21, 2015, the Penal Circuit Court of Bogotá issued a resolution agreeing with the arguments presented by Cemex Colombia regarding the application of the statute of limitations to the criminal investigation against the ASOCRETO officers and acknowledging that the ASOCRETO officers were not public officers, and as a consequence, finalizing the process against the ASOCRETO officers and the civil responsibility claim against Cemex Colombia. On July 28, 2015, the Superior Court of Bogotá upheld this resolution and as such the action brought against Cemex Colombia for the premature distress of the concrete slabs of the Autopista Norte trunk line has ended.

Related to the premature distress of the concrete slabs of the Autopista Norte trunk line of the TransMilenio bus rapid transit system six legal actions were brought against Cemex Colombia. The Cundinamarca Administrative Court (Tribunal Administrativo de Cundinamarca) nullified five of these actions and, as of December 31, 2023, only one remains outstanding. On June 17, 2019, an administrative court, in the first instance, ruled against Cemex Colombia and other concrete producers, because the judge found that there was a violation of consumer rights, for alleged faults in the roads. Consequently, the judge ordered Cemex Colombia to issue a public statement acknowledging the alleged violation and a commit to not incur such violation in the future. This first instance decision did not contemplate any economic consequence for Cemex Colombia. Cemex Colombia, jointly with thirteen of the defendants, filed an appeal before the Cundinamarca Administrative Court. At this stage of the proceedings, as of December 31, 2023, regarding the remaining pending action filed before the Cundinamarca Administrative Court, if adversely resolved, we do not expect that such adverse resolution should have a material adverse impact on our results of operations, liquidity, and financial condition.

Egypt Share Purchase Agreement

Between 2011 and 2014, a series of lawsuits seeking, among other things, the annulment of the share purchase agreement entered into by and between Cemex and state-owned Metallurgical Industries Company (the “Holding Company”) in November 1999 pursuant to which Cemex acquired a controlling interest in ACC (the “Share Purchase Agreement”), were filed by different plaintiffs in Egypt. The resolution of these proceedings depended on the determination of the constitutionality of the Presidential Decree on Law 32 of 2014 (“Law 32/2014”), which regulates legal actions to challenge agreements entered into by the Egyptian State (including its ministries, departments, special budget entities, local administrative units, authorities and state-participated companies) and third parties and provides, among other matters, that only the parties to such agreements, which include the Share Purchase Agreement, have legal standing to challenge their validity. On February 14, 2023, the High Constitutional Court upheld the constitutionality of Law 32/2014; and, consequently, all lawsuits seeking the annulment of the Share Purchase Agreement were dismissed. As of December 31, 2023, these proceedings are considered closed and will not have a material adverse impact on our results of operations, liquidity, and financial condition.

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

After the execution of the MOU, one of CI Calizas’ former shareholders was linked to a domain extinction by the Colombian Attorney General’s Office (the “Attorney General’s Office”) that, among other measures, suspended CI Calizas’ ability to transfer certain assets to Cemex Colombia as required by the MOU (the “Affected Assets”). To

CEMEX • 2023 20-F REPORT • 149

PART I

protect its interests in the Affected Assets, Cemex Colombia joined the domain extinction proceeding and cooperated with the Attorney General’s Office. Cemex Colombia also requested the dismissal of the domain extinction against the Affected Assets. On May 2, 2016, in order to collect further evidence, the Attorney General’s Office denied Cemex Colombia’s request for the dismissal of the domain extinction proceeding. The domain extinction is in its evidence stage and we expect that the Attorney General’s Office’s final decision as to whether it will proceed with the domain extinction with respect to the Affected Assets could take up to 15 years.

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

As of December 31, 2023, it is expected that the Maceo Plant will begin operating once the construction of the access road to the Maceo Plant is completed, for which certain permits are yet to be obtained.

Assuming that Cemex Colombia conducted itself in good faith and considering that its investments in the Maceo Project were incurred with the consent of the SAE and CI Calizas under the Lease Agreement and the accompanying mandate, we believe the value of such investments is protected by Colombian law. Colombian law provides that, if a person builds on another person’s property with the knowledge of such other person, the person that built on the property shall be compensated with the value of what was built or otherwise be transferred the property in the event the owner of the property decides to recover possession. We also believe that, during the term of the New Lease Agreement, Cemex Colombia may use the Affected Assets in order to operate the Maceo Project. In the event that Cemex Colombia’s right to the Affected Assets is extinguished in favor of the government of Colombia, which we believe is unlikely, the SAE may decide not to sell the Affected Assets to Cemex Colombia. In either case, under Colombian law, Cemex Colombia would be entitled to compensation for the value of the investments made in the Maceo Project. On November 18, 2021, Cemex filed a Letter of Intent requesting that the SAE commence the process of selling of ZOMAM, in which Cemex is interested in participating. If the SAE initiates the process, the sale will be carried out under objective parameters prescribed by law that apply to valuing entities undergoing domain extinction proceedings. As of December 31, 2023, the SAE has not responded to this request. As of December 31, 2023, at this stage of the proceedings, we believe that the likelihood of an adverse result in this matter is not probable but we are not able to assess the likelihood of Cemex Colombia receiving an adverse decision relating to the domain extinction proceedings or if the ownership of the assets subject to the MOU will be extinguished in favor of the Republic of Colombia. However, as of December 31, 2023, we believe that an adverse resolution in which Cemex

CEMEX • 2023 20-F REPORT • 150

PART I

Colombia is not compensated for the value of its investments in the Maceo Project could have a material adverse effect on our results of operations, liquidity, or financial condition.

On December 30, 2013, Cemex Colombia and the Representative entered into a different memorandum of understanding (the “Land MOU”), pursuant to which the Representative would represent Cemex Colombia in the acquisition of lands adjacent to the Maceo Project. In connection with the Maceo Project, Cemex Colombia conveyed to the Representative 43.8 billion Colombian Pesos, including cash payments and interest, (U.S. $11.36 million as of December 31, 2023, based on an exchange rate of 3,854.92 Colombian Pesos to U.S. $1.00). Due to the domain extinction proceeding against the Affected Assets described above, the acquisition of the Affected Assets was not finalized.

On September 23, 2016, CLH disclosed that it had identified irregularities in the process for the purchase of the land related to the Maceo Project and submitted a criminal complaint with the Attorney General’s Office. Further, on December 20, 2016, CLH enhanced such filing with additional information and findings obtained as of such date. On June 12, 2018, the Attorney General’s Office formally charged two former officers of the Company and the Representative. One of the former officers of the Company entered into a plea bargain and cooperation agreement with the Attorney General’s Office, which was approved by the Colombian criminal court in April of 2019. The hearings for the other two individuals were held throughout 2022, and on March 29, 2023, they were found guilty by the first instance judge. The other former officer was found guilty of unfair administration, illicit enrichment, and forgery of private documents, and was sentenced to 15 years in prison and a penalty of approximately $7.4 million. The Representative was found guilty of illicit enrichment, forgery of private documents, and money laundering, and sentenced to 21 years in prison and a penalty of approximately $7.6 million. Both individuals filed an appeal against the ruling on March 29, 2023 with the Criminal Superior Court of Bogotá (Sala Penal del Tribunal Superior del Distrito de Bogotá). On October 5, 2023, the Criminal Superior Court of Bogotá confirmed the decision of the first instance judge, save for the criminal offense of forgery of private documents, since the statute of limitations for such crime had expired on December 12, 2022. Therefore, the prison sentences for both individuals were reduced to 13 years for the former officer and 19 years for the Representative, however their respective penalties were kept the same. On October 9, 2023, and on October 12, 2023, the former officer and the Representative, respectively, filed an extraordinary cassation appeal against the Criminal Superior Court of Bogotá ruling. The Criminal Superior Court of Bogotá admitted both extraordinary cassation appeals, and thus, the docket of the proceeding is going to be submitted to the Colombian Supreme Court. As of December 31, 2023, the pending admission of the proceeding with the Colombian Supreme Court is expected to be resolved in the next six to twelve months.

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

CEMEX • 2023 20-F REPORT • 151

PART I

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

On December 7, 2020, CLH, acting as a shareholder of Cemex Colombia, filed a lawsuit before the Colombian Business Superintendency (Superintendencia de Sociedades de Colombia) requesting a determination of inefficacy and subsequent declaration of invalidity and nonexistence of the capitalization in kind made by Cemex Colombia to ZOMAM on December 11, 2015. The lawsuit is based on the argument that commercial law requirements applicable to a capitalization process were not complied with at the time of the capitalization. On January 29, 2021, CLH reformed the lawsuit in order to include Cemex Colombia as plaintiff along with CLH. The reformed lawsuit was admitted on May 5, 2021. On December 6, 2022, the Colombian Business Superintendency denied the claims of the lawsuit, and therefore, on December 13, 2022, CLH and Cemex Colombia filed an appeal for this decision to be reviewed. In March 2023, the court reviewing the appeal issued a ruling that confirmed the decision made by the Colombian Business Superintendency. Cemex Colombia and CLH filed a clarification and addition request, which only means to provide further detail on the decision and is not meant to modify the ruling. Such request was denied on June 1, 2023, and thus, on June 8, 2023, Cemex Colombia and CLH filed an extraordinary cassation appeal, which if admitted would be resolved by the Colombian Supreme Court. On June 30, 2023, the cassation appeal was admitted by the court reviewing CLH’s and Cemex Colombia’s appeal. Thus, the docket of the proceeding was sent to the Colombian Supreme Court, which in turn accepted the extraordinary cassation appeal on August 24, 2023. The cassation lawsuit was timely filed on October 13, 2023. Both the December 2022 and the March 2023 rulings clearly stated that the capitalization was legal and complied with applicable laws, thus, if confirmed in final instance by the Colombian Supreme Court, it would have no significant impact as it would recognize Cemex Colombia as the shareholder of ZOMAM. If a favorable final resolution is obtained, the aforementioned capitalization would be reversed and the assets contributed to ZOMAM, which had an approximate value of U.S. $43 million, would revert to Cemex Colombia in exchange for the shares in ZOMAM that had been issued as a result of this capitalization. These effects would only be reflected in Cemex Colombia’s financial statements if a final favorable resolution is obtained. Given ZOMAM’s consolidation, no effects in our consolidated financial statements would arise from a potential favorable resolution.

Investigations related to ongoing matters in Colombia and certain other countries

As discussed in “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Maceo, Colombia – Legal Proceedings in Colombia,” internal audits and investigations by Cemex, S.A.B. de C.V. and CLH had raised questions about payments relating to the Maceo Project. The payments made to the Representative in connection with the Maceo Project did not adhere to Cemex, S.A.B. de C.V.’s and CLH’s internal controls. As announced on September 23, 2016, the CLH and Cemex Colombia officers responsible for the implementation and execution of the above-referenced payments were terminated and the then Chief Executive Officer of CLH resigned. In December 2016, Cemex, S.A.B. de C.V. received subpoenas from the SEC seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo Project. We had previously disclosed that it was possible that the DOJ and other investigatory entities in other jurisdictions could also open investigations into this matter. In this regard, on March 12, 2018, the DOJ issued a grand jury subpoena to Cemex, S.A.B. de C.V. relating to its operations in Colombia and other jurisdictions. These subpoenas do not mean that the SEC or DOJ have concluded that Cemex, S.A.B. de C.V. or any of its affiliates violated the law. Cemex, S.A.B. de C.V. has cooperated fully, and during 2020 produced to the SEC and DOJ all requested information and documentation and intends to continue to cooperate fully with the SEC, the DOJ, the

CEMEX • 2023 20-F REPORT • 152

PART I

Attorney General’s Office and any other investigatory entity in Colombia or in any other country. As of December 31, 2023, Cemex, S.A.B. de C.V. is unable to predict the duration, scope, or outcome of the SEC or DOJ investigations, or any other investigation that may arise in Colombia or in any other country, or, because of the current status of the SEC and DOJ investigations, the potential sanctions which could be imposed on Cemex, S.A.B. de C.V., or if such sanctions, if any, would have a material adverse impact on Cemex, S.A.B. de C.V.’s consolidated results of operations, liquidity or financial position.

Maceo, Colombia-Operational Matters

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

CEMEX • 2023 20-F REPORT • 153

PART I

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

Regarding the permits to complete the construction of various sections of the access road: (i) on November 10, 2020, the Mayor’s Office of Maceo issued the Road Infrastructure Intervention authorization and (ii) on December 11, 2020, the Mayor´s Office issued a decree declaring that the road project is of public utility. Therefore, we can now seek the necessary approvals to obtain the permits to acquire the required properties and build the remainder of the road. Additionally, in accordance with the Colombian Infrastructure Law (Ley de Infraestructura), it is also necessary to obtain the authorization from each of the owners of the land adjacent to the road. As of December 31, 2023, Cemex Colombia cannot determine with certainty the date when the access road will be completed.

Cemex Colombia and Central de Mezclas plan to continue to work on solving the issues causing the postponement of the commissioning of the Maceo Plant in order to capture, as soon as reasonably possible, the full operating benefits of this facility in Colombia. Cemex Colombia believes some of these issues could be related to the domain extinction proceeding against the Affected Assets. As of December 31, 2023, we do not expect to suffer a material adverse impact to our results of operations, liquidity, or financial condition as a result of the Maceo Plant not being commissioned to operate pending resolution of these issues.

Quarry matter in France

One of our subsidiaries in France, Cemex Granulats Rhône Méditerranée (“Cemex Granulats”), is a party to a contract executed in 1990 (the “Quarry Contract”) with SCI La Quinoniere (“SCI”), pursuant to which Cemex Granulats has drilling rights to extract reserves and conduct quarry remediation at a quarry in the Rhone region of France. In 2012, SCI filed a claim against Cemex Granulats for breach of the Quarry Contract, requesting the rescission of the Quarry Contract and damages plus interest, totaling an aggregate amount of €55 million (U.S. $60.71 million as of December 31, 2023, based on an exchange rate of €0.91 to U.S. $1.00), resulting from Cemex Granulats having partially filled the quarry allegedly in breach of the terms of the Quarry Contract. On May 18, 2016, Cemex Granulats was notified about an adverse judgment in this matter by the corresponding court in Lyon, France, primarily ordering the rescission of the Quarry Contract and damages plus interest, totaling an aggregate amount of €55 million (U.S. $60.71 million as of December 31, 2023, based on an exchange rate of €0.91 to U.S. $1.00). This judgment is not enforceable. Cemex Granulats filed the notice of appeal with the appeal court in Lyon, France. SCI updated its claim for damages to an approximate aggregate amount of €67 million (U.S. $73.96 million as of December 31, 2023, based on an exchange rate of €0.91 to U.S. $1.00). The judgment of the appeal court was notified to Cemex Granulats on March 13, 2018. It overrules the first instance judgment but orders the rescission of the Quarry Contract. It also appoints a judicial expert to (i) determine the volume of both excavated materials and backfilling materials and (ii) give their opinion on the potential damages suffered by SCI. This judgment is enforceable. Cemex Granulats has filed the notice of appeal with the Court of Cassation. A decision dismissing Cemex Granulats’ appeal was handed down on May 23, 2019, and the Court of Cassation declared that Cemex Granulats breached the Quarry Contract. In connection with this matter, judicial experts were appointed by the Lyon Court of Appeals to (i) determine the volume of both excavated materials and backfilling materials at issue and (ii) provide their assessment of the potential damages suffered by SCI. On November 25, 2020, the judicial expert appointed by the Lyon Court of Appeals issued

CEMEX • 2023 20-F REPORT • 154

PART I

his final report, concluding that the volume of excavated materials and external backfilling materials were calculated at 3.04 million cubic meters and 1.41 million cubic meters, respectively. Based on these volumes, the expert calculated the loss of profits at €0.65 million (U.S. $0.71 million as of December 31, 2023, based on an exchange rate of €0.91 to U.S. $1.00) and the cost of excavation of the external backfilling materials at €12.35 million (U.S. $13.63 million as of December 31, 2023, based on an exchange rate of €0.91 to U.S. $1.00). However, the judicial expert clearly states that in his opinion the damages suffered by SCI can only be set based on the loss of profits. SCI, within the proceedings on the merits of this case that have resumed before the Lyon Court of Appeals following the end of the expertise phase, has updated the amount of its claims to €27 million (U.S. $29.80 million as of December 31, 2023, based on an exchange rate of €0.91 to U.S. $1.00) on the grounds of the excavation of the external backfilling materials. The decision handed down by the Court on November 23, 2022, is in favor of Cemex Granulats, since the Court confirmed the final report of the expert, ruling that the damages of the SCI shall (i) be based on the loss of profits, and (ii) be set at €0.65 million (U.S. $0.71 million as of December 31, 2023, based on an exchange rate of €0.91 to U.S. $1.00). SCI filed a notice of appeal before the Court of Cassation on February 20, 2023 and submitted its brief complementing the appeal on June 5, 2023. On September 22, 2023, we filed our brief in response. The Court of Cassation’s decision is expected to be issued around mid-2024. At this stage of the proceedings, as of December 31, 2023, we are not able to determine the final amount that we would pay in relation to this matter, but we expect that any amounts to be paid should not have a material adverse impact on our results of operations, liquidity, and financial condition.

UK Claim for compensation pursuant to a Compulsory Purchase Order

On June 29, 2023, Cemex UK Operations Limited filed a claim with the Lands Tribunal seeking compensation from the UK Secretary of State following the compulsory acquisition of Cemex’s leasehold interest in land and buildings at Washwood Heath, Birmingham, where Cemex operated railway sleeper, aggregates, and asphalt businesses. The land was acquired in connection with the construction and operation of a high-speed rail line between London and the West Midlands. Cemex’s claim comprises the market value of its leasehold interests in its former site, disturbance losses, including loss of profits suffered as a result of the compulsory acquisition, professional fees and statutory loss payments. In June 2022, Cemex received an initial partial compensation for the land. As of December 31, 2023, we cannot assess with certainty the outcome of this claim; however, we believe an adverse resolution would not have a material adverse impact on our results of operations, liquidity, and financial condition.

General

As of December 31, 2023, we are involved in various legal and administrative proceedings as well as investigations in some of the jurisdictions where we operate involving, but not limited to, investigations from authorities, regulators, product warranty claims, commercial claims, criminal claims, environmental and climate-related claims, claims regarding the procurement and supply of products and services, patent and copyright infringement claims, claims and disputes regarding the transportation of goods and services, indemnification claims relating to divestments and acquisitions and similar types of claims brought against us that have arisen in the ordinary course of business, some of which we have determined do not merit disclosure based on the stage in which any such investigation is at the time of this report, and that we would disclose once the investigation has finalized and based on the results of any such investigation. In addition, the administrative authorities in the countries in which we operate perform periodic audits on our operations. At times, as a result of those audits, visits and requests for information, we may receive notices to remedy (i.e., pay a fine, pay a penalty, pay an interest, modify tax returns, adjust social security payments, cover balances, etc.) certain discrepancies found in the audits, visits and requests for information, some of which we have determined do not merit disclosure based on either the stage in which any audit is at the time of this report and/or because we believe the corresponding remedy would not have a material adverse effect on our operations, financial position, and results of operations, or that we would disclose once the audit has finalized and based on the results of

CEMEX • 2023 20-F REPORT • 155

PART I

any such audit, if the results would have a material adverse effect on our operations, financial position, and results of operations. Also, as of December 31, 2023, we have been made aware of claims that have been filed against us that have been either dismissed or rejected that lead to a recourse, appeal or legal action under the applicable legislation has been filed by the party that presented the claim, and in relation to which, consequently, we have not been formally notified, and that are not included in this report. We, and different organizations or associations to which we belong, also receive various information requests from various governmental and administrative authorities when such authorities are conducting periodic or general reviews of the markets in which we operate. We believe we have made adequate provisions to cover both current and contemplated general and specific litigation risks, and we believe these matters will be resolved without any significant effect on our operations, financial position, and results of operations. We are sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss. However, for a limited number of ongoing legal proceedings, we may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believe that disclosure of such information on a case-by-case basis would seriously prejudice our position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, we have disclosed qualitative information with respect to the nature and characteristics of the contingency but have not disclosed the estimate of the range of potential loss.

Cautionary Statement Regarding Forward-Looking Statements

This annual report contains, and the reports we will file or furnish in the future may contain, forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, these statements can be identified by the use of forward-looking words such as “will,” “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed,” or other forward-looking words. These forward-looking statements reflect, as of the date such forward-looking statements are made, unless otherwise indicated, our expectations and projections about future events based on our knowledge of present facts and circumstances, and assumptions about future events. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to our plans, objectives, and expectations (financial or otherwise). Although we believe that our expectations are reasonable, we can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. Some of the risks, uncertainties, assumptions, and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to:

•

changes in general economic, political and social conditions, including new governments, elections, changes in inflation, interest and foreign exchange rates, employment levels, population growth, consumer confidence, and the liquidity of the financial and capital markets in Mexico or other countries in which we operate;

•	the cyclical activity of the construction sector and reduced construction activity in our end markets;

•	our exposure to sectors that impact our and our clients’ businesses, particularly those operating in the commercial and residential construction sectors, and the infrastructure and energy sectors;

•	volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans;

•	changes in spending levels for residential and commercial construction;

CEMEX • 2023 20-F REPORT • 156

PART I

•	the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles;

•

any impact of not maintaining investment grade debt rating or not obtaining investment grade debt ratings from additional rating agencies on our cost of capital and on the cost of the products and services we purchase;

•	availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices as a result of inflation;

•	our ability to maintain and expand our distribution network and maintain favorable relationships with third parties who supply us with equipment and essential suppliers;

•	competition in the markets in which we offer our products and services;

•	the impact of environmental cleanup costs and other remedial actions, and other liabilities relating to existing and/or divested businesses;

•	our ability to secure and permit aggregates reserves in strategically located areas;

•	the timing and amount of federal, state, and local funding for infrastructure;

•	changes in our effective tax rate;

•	our ability to implement technologies that reduce CO2 emissions and comply with related carbon emissions regulations in place in the jurisdictions where we have operations;

•	the legal and regulatory environment, including environmental, energy, tax, antitrust, human rights and labor welfare, and acquisition-related rules and regulations;

•	the effects of currency fluctuations on our results of operations and financial conditions;

•

our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and our other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations;

•	adverse legal or regulatory proceedings or disputes, such as class actions or enforcement or other proceedings brought by government and regulatory agencies;

•	our ability to protect our reputation;

•

our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products, and generally meet our business strategy’s goals;

•

the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements, and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties, or is subjected to invasion, disruption, or damage caused by circumstances beyond our control, including cyber-attacks, catastrophic events, power outages, natural disasters, computer system or network failures, or other security breaches;

•

climate change, in particular reflected in weather conditions, including but not limited to excessive rain and snow, and disasters such as earthquakes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials;

•	trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement;

CEMEX • 2023 20-F REPORT • 157

PART I

•	availability and cost of trucks, railcars, barges, and ships, as well as their licensed operators and drivers, for transport of our materials;

•	labor shortages and constraints;

•	our ability to hire, effectively compensate and retain our key personnel and maintain satisfactory labor relations;

•	our ability to detect and prevent money laundering, terrorism financing and corruption, as well as other illegal activities;

•

terrorist and organized criminal activities, social unrest, as well as geopolitical events, such as hostilities, war, and armed conflicts, including the current war between Russia and Ukraine and conflicts in the Middle East;

•

the impact of pandemics, epidemics, or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services;

•	changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services;

•	the depth and duration of an economic slowdown or recession, instability in the business landscape and lack of availability of credit;

•	declarations of insolvency or bankruptcy, or becoming subject to similar proceedings;

•	natural disasters and other unforeseen events (including global health hazards such as COVID-19);

•	our ability to implement our “Future in Action” climate action program and achieve our sustainability goals and objectives; and

•	the other risks and uncertainties described under “Item 3—Key Information—Risk Factors” and elsewhere in this annual report.

Many factors could cause our expectations, expected results, and/or projections expressed in this annual report not being reached and/or not producing the expected benefits and/or results, as any such benefits or results are subject to uncertainties, costs, performance, and rate of implementation of technologies, some of which are not yet proven, among other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance, or achievements and/or results, performance, or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Actual results of our operations and the development of market conditions in which we operate, or other circumstances or assumptions that may materialize, may differ materially from those described in, or suggested by, the forward-looking statements contained herein. Any or all of our forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements, as such forward-looking statements speak only as of the date on which they are made. The forward-looking statements contained in this annual report are made as of the date of this annual report and are subject to change without notice, and except to the extent legally required, we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements in this annual report, whether to reflect any change in our expectations regarding those forward-looking statements, any change in events, conditions, or circumstances on which any such statement is based, or otherwise. Readers should review future reports filed or furnished by us with the SEC.

CEMEX • 2023 20-F REPORT • 158

PART I

This annual report contains statistical data regarding, but not limited to, the production, distribution, marketing, and sale of cement, ready-mix concrete, clinker, aggregates, and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives and price increases or decreases refer to Cemex’s prices for its products. We generated some of this data internally, and some was obtained from independent industry publications and reports, available as of the date of this annual report, that we believe to be reliable sources. We have not independently verified this nor sought the consent of any organizations to refer to their reports in this annual report.

This annual report includes certain non-IFRS financial measures that differ from financial information presented by Cemex in accordance with IFRS in its financial statements and reports containing financial information. These non-IFRS financial measures include “Operating EBITDA (operating earnings before other expenses, net plus depreciation and amortization)” and “Operating EBITDA Margin” (Operating EBITDA for the period divided into our revenues as reported in our financial statements). We consider the closest financial measure to Operating EBITDA in our financial statements under IFRS to be the line item of “Operating earnings before other expenses, net,” as Operating EBITDA adds depreciation and amortization to this line item. Our Operating EBITDA Margin is calculated by dividing our Operating EBITDA for the period by our revenues as reported in our financial statements. We believe there is no close IFRS financial measure to compare Operating EBITDA Margin. These non-IFRS financial measures are designed to complement and should not be considered superior to financial measures calculated in accordance with IFRS. Although Operating EBITDA and Operating EBITDA Margin are not measures of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the key financial measure used by Cemex’s management to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, our Operating EBITDA is a measure used by Cemex’s creditors to review our ability to internally fund capital expenditures, service or incur debt and comply with financial covenants under our financing agreements. Furthermore, Cemex’s management regularly reviews our Operating EBITDA Margin by reportable segment and on a consolidated basis as a measure of performance and profitability. These non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Non-IFRS financial measures presented in this annual report are being provided for informative purposes only and shall not be construed as investment, financial, or other advice.

The information, statements, and opinions contained in this annual report do not constitute a public offer under any applicable legislation, an offer to sell, or solicitation of any offer to buy any securities or financial instruments, or any advice or recommendation with respect to such securities or other financial instruments.

Cautionary Statement Regarding Environmental, Social, and Governance (“ESG”) and Sustainability-Related Data, Metrics, and Methodologies

This annual report includes non-financial metrics, estimates, or other information that are subject to significant uncertainties, which may include the methodology, collection, and verification of data, various estimates, and assumptions, and/or underlying data that is obtained from third parties, some of which cannot be independently verified.

The preparation of certain information contained in this annual report requires the application of a number of key judgments, assumptions, and estimates, including with respect to sustainability. The reported measures in this annual report reflect good faith estimates, assumptions, and judgments at the given point in time. There is a risk that these judgments, estimates, or assumptions may subsequently prove to be incorrect and/or may need to be restated or changed. Reporting on sustainability-related matters is not yet subject to the same recognized or accepted reporting or accounting principles and rules as traditional financial reporting. Accordingly, there is a lack of commonly accepted reporting practices for us to follow, and ESG measures between organizations may not be comparable. In addition, the underlying data, systems, and controls that support non-financial reporting are generally considerably less

CEMEX • 2023 20-F REPORT • 159

PART I

sophisticated than the systems and internal controls for financial reporting and rely on manual processes. This may result in non-comparable information between organizations and/or between reporting periods within organizations as methodologies develop. The further development of accounting and/or reporting standards could materially impact the performance metrics, data points, and targets contained in this annual report, and the reader may not be able to compare performance metrics, data points, or targets between reporting periods on a direct like-for-like basis.

There is currently no single globally recognized or accepted, consistent or comparable set of definitions or standards (legal, regulatory, or otherwise), nor widespread cross-market consensus, of (a) what constitutes, a “green,” “social,” “sustainable,” or any other similarly-labelled activity, product, or asset; (b) the precise attributes required for a particular activity, product, or asset to be defined as “green,” “social,” “sustainable” or any other similar label; or (c) climate and sustainable activities and their classification and reporting.

Therefore, there is little certainty, and no assurance or representation can be given, that our activities, products, or assets and/or reporting of such activities, products, or assets will meet any present or future expectations or requirements for describing or classifying such activities, products, or assets as “green,” “social,” “sustainable,” or any other similar label. We expect policies, regulatory requirements, standards, and definitions to continuously develop and evolve over time.

Cautionary Statement Regarding Forward-Looking ESG or Sustainability Statements

Certain sections in this annual report contain ESG- or sustainability-related forward-looking statements, such as aims, ambitions, estimates, forecasts, plans, projections, targets, and other metrics, including but not limited to: climate and emissions, Business and Human Rights (BHR), corporate governance, R&D and partnerships, development of products and services that intend to address sustainability-related concerns and sustainability related targets/ambitions when finalized. There are many significant uncertainties, assumptions, judgements, opinions, estimates, forecasts and statements made of future expectations underlying these forward-looking statements which could cause actual results, performance, outcomes or events to differ materially from those expressed or implied in these forward-looking statements, which include, but are not limited to:

•	the extent and pace of climate change, including the timing and manifestation of physical and transition risks;

•	the macroeconomic environment;

•	uncertainty around future climate-related policy, including the timely implementation and integration of adequate government policies;

•	the effectiveness of actions of governments, legislators, regulators, businesses, investors, customers, and other stakeholders to mitigate the impact of climate and sustainability-related risks;

•	changes in customer behavior and demand, changes in the available technology for mitigation;

•	the roll-out of low carbon infrastructure;

•	the availability of accurate, verifiable, reliable, consistent, and comparable climate-related data;

•	lack of transparency and comparability of climate-related forward-looking methodologies;

•	variation in approaches and outcomes, as variations in methodologies may lead to under or overestimates and consequently present exaggerated indication of climate-related risk; and

•	reliance on assumptions and future uncertainty (calculations of forward-looking metrics are complex and require many methodological choices and assumptions).

CEMEX • 2023 20-F REPORT • 160

PART I

Accordingly, undue reliance should not be placed on these statements. Furthermore, changing national and international standards, industry and scientific practices, regulatory requirements, and market expectations regarding climate change, which remain under continuous development, are subject to different interpretations.

There can be no assurance that these standards, practices, requirements, and expectations will not be interpreted differently than our understanding when defining sustainability-related ambitions and targets or change in a manner that substantially increases the cost or effort for us to achieve such ambitions and targets.

CEMEX • 2023 20-F REPORT • 161

PART I

Item 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion and analysis should be read in conjunction with, and are qualified in their entirety by reference to, Cemex S.A.B. de C.V.’s audited consolidated financial statements as of December 31, 2022 and 2023, and for each of the three years ended December 31, 2021, 2022, and 2023 included elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS as issued by IASB.

As previously described, Cemex S.A.B. de C.V.’s audited consolidated financial statements as of December 31, 2022 and 2023, and for each of the three years ended December 31, 2021, 2022, and 2023 included elsewhere in this annual report include our presentation of several incurred and projected sales of assets as discontinued operations, as applicable. As of December 31, 2023, there are no significant assets held for sale.

The regulations of the SEC do not require foreign private issuers that prepare their financial statements based on IFRS to reconcile such financial statements to U.S. GAAP.

Our export sales from one reportable operating segment to another are important to evaluate the performance, market dynamics and assets’ utilization of each reportable segment on a stand-alone basis. Surplus of installed capacity or attractive export prices existing in a reportable operating segment give rise to the opportunity for exports to another operating segments to the extent there is available infrastructure for exports, such as maritime or land terminals. Accordingly, the percentage changes in cement sales volumes described in this annual report for our operations in a particular country or region include the number of tons of cement and/or the number of cubic meters of ready-mix concrete sold to our operations in other countries and regions. Moreover, the revenues financial information presented in this annual report for our operations in each country or region includes the Dollar amounts and percentage variations of the year in comparison to the previous year, as applicable, of both revenues to external customers, which summarizes our consolidated revenues as reported in the financial statements, as well as revenues including sales of cement and ready-mix concrete to our operations in other countries and regions, which have been eliminated in the preparation of Cemex S.A.B. de C.V.’s audited consolidated financial statements as of and for the year ended December 31, 2023 included elsewhere in this annual report.

CEMEX • 2023 20-F REPORT • 162

PART I

The following table sets forth selected financial information of revenues before intragroup transactions, eliminations resulting from consolidation (export sales from one country to another as described above) and revenues to external customers for each of the three years ended December 31, 2021, 2022, and 2023 by geographic reportable segment.

	Revenues including intragroup transactions For the Year Ended December 31,(1)			Less: Intragroup Transactions For the Year Ended December 31,(2)			External Revenues For the Year Ended December 31,(1)
	2021	2022	2023	2021	2022	2023	2021	2022	2023

Mexico	3,466	3,842	5,060	(142)	(200)	(205)	3,324	3,642	4,855

United States	4,359	5,038	5,338	(4)	(4)	—	4,355	5,034	5,338

EMEAA

United Kingdom	940	982	992	—	—	—	940	982	992

France	863	781	842	—	—	—	863	781	842

Germany	472	485	497	(43)	(46)	(50)	429	439	447

Poland	405	419	467	(6)	(4)	(1)	399	415	466

Spain	359	382	449	(25)	(36)	(38)	334	346	411

Philippines	424	379	312	—	—	—	424	379	312

Israel	785	840	794	—	—	—	785	840	794

Rest of EMEAA	618	707	770	(5)	(1)	(4)	613	706	766

SCA&C

Colombia	437	429	458	—	—	—	437	429	458

Panama	121	149	158	(23)	(34)	(26)	98	115	132

Caribbean TCL	280	302	329	(7)	(8)	(12)	273	294	317

Dominican Republic	299	348	378	(8)	(6)	(18)	291	342	360

Rest of SCA&C	465	394	414	(21)	(1)	—	444	393	414

Reportable segments	—	—	—	—	—	—	14,009	15,137	16,904

Other activities(3)	370	440	484	—	—	—	370	440	484

Consolidated amounts							14,379	15,577	17,388

(1)

For the reported periods, Cemex presents and discusses revenues before and after sales between reportable segments to allow readers a better understanding of market dynamics related to exports and utilization of installed capacity of Cemex’s reportable segments on a stand-alone basis.

(2)

Our operating reportable segments’ intragroup transactions refer to export sales between reportable segments. See our discussion of revenues by reportable segments in our Results of Operations section beginning on page 46 of this Annual Report for a description of the main origins and destinations of the Company’s exports transactions between reportable segments.

(3)	Our “Other activities” revenues line item refers mainly to: our Trading Unit (“Trading”).

CEMEX • 2023 20-F REPORT • 163

PART I

The following table sets forth selected consolidated financial information of total assets as of December 31, 2022 and 2023, as well as selected financial information of revenues before intragroup transactions, external revenues, and operating earnings before other expenses, net for each of the three years ended December 31, 2021, 2022, and 2023 by reportable segment expressed as a percentage of our total consolidated group, as applicable. We operate in countries and regions with economies in different stages of development and structural reform and with different levels of fluctuation in exchange rates, inflation and interest rates. These economic factors may affect our results of operations, liquidity, and financial condition, depending upon the depreciation or appreciation of the exchange rate of each country and region in which we operate compared to the Dollar and Euro and the rate of inflation of each of these countries and regions. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Indebtedness and Certain Other Obligations—We have to service part of our debt and other financial obligations denominated in Dollars and Euros with revenues generated in Mexican Pesos or other currencies, as we do not generate sufficient revenue in Dollars and Euros from our operations to service all our debt and other financial obligations denominated in Dollars and Euros. This could adversely affect our ability to service our obligations in the event of a devaluation of the Mexican Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar and Euro. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Dollar (our reporting currency) vis-à-vis the Mexican Peso and other significant currencies within our operations.”

	Revenues including intragroup transactions For the Year Ended December 31,(1)			External Revenues For the Year Ended December 31,(2)			Operating Earnings Before Other Expenses, Net For the Year Ended December 31,			Total Assets at December 31,
	2021	2022	2023	2021	2022	2023	2021	2022	2023	2022	2023

Mexico	22%	21%	25%	23%	23%	28%	58%	62%	60%	15%	19%

United States	27%	27%	26%	30%	32%	31%	18%	20%	26%	48%	46%

EMEAA

United Kingdom	6%	5%	5%	7%	6%	6%	4%	9%	6%	5%	5%

France	5%	4%	4%	6%	5%	5%	3%	1%	—	4%	3%

Germany	3%	3%	2%	3%	3%	3%	2%	1%	—	2%	2%

Poland	3%	2%	2%	3%	3%	3%	3%	3%	2%	1%	1%

Spain	2%	2%	2%	2%	2%	2%	(2)%	(1)%	2%	2%	2%

Philippines	3%	2%	2%	3%	2%	2%	4%	3%	—	3%	3%

Israel	5%	5%	4%	5%	5%	5%	4%	4%	3%	3%	3%

Rest of EMEAA	4%	4%	4%	4%	5%	3%	2%	3%	5%	3%	3%

SCA&C

Colombia	3%	2%	2%	3%	3%	3%	4%	2%	2%	3%	4%

Panama	1%	1%	1%	1%	1%	1%	1%	1%	1%	1%	1%

Caribbean TCL	2%	2%	2%	2%	2%	2%	3%	4%	3%	2%	2%

Dominican Republic	2%	2%	2%	2%	2%	2%	7%	8%	6%	1%	1%

Rest of SCA&C	3%	2%	2%	3%	3%	2%	6%	5%	4%	1%	1%

Reportable segments	—	—	—	97%	97%	98%	117%	125%	120%	94%	96%

Other activities(3)	—	—	—	3%	3%	2%	(17)%	(25)%	(20)%	6%	4%

Assets held for sale	—	—	—	—	—	—	—	—	—	—	—

Total consolidated				14,379	15,577	17,388	1,719	1,561	2,114	26,447	28,433

(1)	Represent the percentage integration by reportable operating segments based on aggregate combined revenues before eliminations resulting from consolidation.

(2)	Represent the percentage integration by reportable operating segments based on the consolidated amount of revenues as reported in the financial statements.

(3)

Our “Operating Earnings Before Other Expenses, Net” related to our “Other activities” line item includes our corporate expense, which in Dollar terms during the reported periods remained relatively flat; nonetheless, the integration percentage significantly changes year-over-year considering the total consolidated amount of “Operating Earnings Before Other Expenses, Net.”

CEMEX • 2023 20-F REPORT • 164

PART I

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

As of December 31, 2022 and 2023, and for the years ended December 31, 2021, 2022, and 2023, identified below are the accounting policies we have applied under IFRS that are critical to understanding our overall financial reporting.

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

Deferred tax assets, mainly related to tax loss carryforwards, are reviewed at each reporting date and are reduced when it is not deemed probable that the related tax benefit will be realized, considering the aggregate amount of self-determined tax loss carryforwards that we believe will not be rejected by the tax authorities based on available evidence and the likelihood of recovering them prior to their expiration through an analysis of estimated future taxable income. If it is probable that the tax authorities would reject a self-determined deferred tax asset, we would decrease such asset. When it is considered that a deferred tax asset will not be recovered before its expiration, we would not recognize such deferred tax asset. Both situations would result in additional income tax expense for the period in which such determination is made. In order to determine whether it is probable that deferred tax assets will ultimately be recovered, we take into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies and future reversals of existing

CEMEX • 2023 20-F REPORT • 165

PART I

temporary differences. Likewise, we analyze our actual results versus our estimates, and adjust, as necessary, our tax asset valuations. If actual results vary from our estimates, the deferred tax asset and/or valuations may be affected, in which case, necessary adjustments will be made based on relevant information in our statement of income for such period.

Based on IFRIC 23, Uncertainty over income tax treatments, the income tax effects from an uncertain tax position are recognized when it is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information. The probability of each position has been considered on its own, regardless of its relation to any other broader tax settlement. The probability threshold represents a positive assertion by management that we are entitled to the economic benefits of a tax position. If it is improbable for a tax position to be sustained, no benefits of the position are recognized. Our policy is to recognize interest and penalties related to unrecognized tax benefits as part of the income tax in the consolidated statements of income.

Our overall tax strategy is to structure our worldwide operations to reduce or defer the payment of income taxes on a consolidated basis. Many of the activities we undertake in pursuing this tax reduction strategy are highly complex and involve interpretations of tax laws and regulations in multiple jurisdictions and are subject to review by the relevant taxing authorities. It is possible that the taxing authorities could challenge our application of these regulations to our operations and transactions. The taxing authorities in the past have challenged interpretations that we have made and have assessed additional taxes. Although we have, from time to time, paid some of these additional assessments, including the tax assessment assessed by tax authorities in Spain, we believe that these assessments have, in most cases, not been material and that we have been successful in sustaining our positions. No assurance can be given, however, that we will continue to be as successful as we have been in the past or that pending appeals of current tax assessments will be judged in our favor. For more information, see “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters—Spain.”

Our current and deferred income tax amounts included in our consolidated statements of income are highly variable and are subject, among other factors, to the amounts of taxable income determined in each jurisdiction in which we operate. Such amounts of taxable income depend on factors such as sale volumes and prices, costs and expenses, exchange rates fluctuations and interest on debt, among others, as well as on the estimated tax assets at the end of the period due to the expected future generation of taxable gains in each jurisdiction. See our discussion of operations included in “Item 5—Operating and Financial Review and Prospects.”

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

•

Trade accounts receivable, other current accounts receivable and other current assets. Due to their short-term nature, we initially recognize these assets at the original invoiced or transaction amount minus expected credit losses, as explained below;

•

Trade accounts receivable sold under securitization programs, in which certain residual interest in the trade accounts receivable sold in case of recovery failure and continued involvement in such assets is maintained, do not qualify for derecognition and are maintained in the statement of financial position; and

CEMEX • 2023 20-F REPORT • 166

PART I

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

Derivative financial instruments are recognized as assets or liabilities in the balance sheet at their estimated fair values, and changes in such fair values are recognized in the statements of income within “Financial income and other items, net” for the period in which they occur, except for changes in the fair value of derivative instruments associated with cash flow hedges, in which case, such changes in fair value are recognized in stockholders’ equity, and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials, fuel and commodities. Likewise, in hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result, which reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, we have not designated any derivative instruments in fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, we believe the risk of nonperformance of the obligations agreed to by such counterparties to be minimal. See note 17.4 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included herein.

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

CEMEX • 2023 20-F REPORT • 167

PART I

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

The concept of exit value is premised on the existence of a market and market participants for the specific asset or liability. When there is no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1, as defined below, measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3, as defined below, measurements). The three levels of the fair value hierarchy are as follows:

•

Level 1 – represents quoted prices (unadjusted) in active markets for identical assets or liabilities that we can access at the measurement date. A quoted price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.

•

Level 2 – are inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded. Level 2 inputs included equity prices, certain interest rates and yield curves, implied volatility and credit spreads, among others, as well as inputs extrapolated from other observable inputs. In the absence of Level 1 inputs, we determined fair values by iteration of the applicable Level 2 inputs, the number of securities and/or the other relevant terms of the contract, as applicable.

•

Level 3 – inputs are unobservable inputs for the asset or liability. We use unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples of Operating EBITDA, including risk assumptions consistent with what market participants would use to arrive at fair value.

Critical judgment and estimates by management are required to appropriately identify the corresponding level of fair value applicable to each derivative financing transaction, as well as to assess the amounts of the resulting assets and liabilities, mainly in respect of Level 2 and Level 3 fair values, in order to account for the effects of derivative financial instruments in the financial statements. See note 17.4 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

(b) Impairment of financial assets

Impairment losses of financial assets, including trade accounts receivable, are recognized using the Expected Credit Loss model (“ECL”) for the entire lifetime of such financial assets on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if a loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. For purposes of the ECL model of trade accounts receivable, on a country-by-country basis, we segment our accounts receivable by type of client, homogeneous credit risk and days past due and determine for each segment an average rate of ECL, considering actual credit loss experience generally over the last 12 months and analyses of future delinquency, that is applied to the balance of the accounts receivable. The average ECL rate increases in each segment of days past due until the rate is 100% for the segment of 365 days or more past due.

CEMEX • 2023 20-F REPORT • 168

PART I

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

Property, machinery and equipment, assets for the right-of-use, intangible assets of definite life and other investments are tested for impairment upon the occurrence of factors such as the occurrence of internal or external indicators of impairment, such as changes in our operating business model or in technology that affects the asset, as well as expectations of lower operating results for each cash generating unit, in order to determine whether their carrying amounts may not be recovered. In such cases, an impairment loss is recorded in the statements of income for the period when such determination is made within “Other expenses, net.” The impairment loss of an asset results from the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value of the asset, less costs to sell such asset, and the asset’s value in use, the latter represented by the net present value of estimated cash flows related to the use and eventual disposal of the asset.

During 2022 and 2023, we recognized non-cash impairment losses of fixed assets for an amount of $77 million and $36 million, respectively, mainly in connection with the closing and/or reduction of operations resulting from adjusting supply to current demand conditions, a change of operating model of certain assets as well as some equipment that remained idle for several periods. In 2022 and 2021, those impairment losses were associated mainly with certain negative effects of the COVID-19 pandemic, as a result of which we closed certain assets due to their estimated sales volumes and the Company’s ability to supply demand by achieving efficiencies in other operating assets. We expect such assets to remain closed for the foreseeable future. In addition, during 2023, 2022, and 2021 there were no reversal of impairment charges. Generally, for all reported periods, we conduct impairment tests on several CGUs considering certain triggering events, mainly: (a) the closing and/or reduction of operations of cement and ready-mix concrete plants resulting from adjusting the supply to current demand conditions; (b) change of operating model of certain assets or the transferring of installed capacity to more efficient plants; as well as (c) for certain equipment, remaining idle for several periods. Any resulting impairment losses are recognized within the line item of “Other expenses, net.” See note 15.1 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

CEMEX • 2023 20-F REPORT • 169

PART I

During the years ended December 31, 2021, 2022, and 2023 the breakdown of impairment losses of fixed assets by country was as follows:

	For the Year Ended December 31,
	2021	2022	2023
	(in millions of Dollars)

Colombia	$10	$—	$8

Caribbean TCL	—	14	7

France	—	—	6

United Kingdom	5	10	5

United States	18	26	3

Spain	—	23	2

Others	10	4	5

	$43	$77	$36

See note 15.1 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

We do not have intangible assets of indefinite life other than goodwill. As mentioned above, goodwill is tested for impairment when required due to significant adverse changes or at least once a year, during the last quarter of such year or additionally on any interim date when impairment indicators exist, by means of determining the value in use of the group of CGUs to which goodwill balances have been allocated, which consists of the higher of such group of CGUs fair value, less cost to sell and its value in use, represented by the discounted amount of estimated future cash flows to be generated by such CGUs to which goodwill has been allocated. We determine discounted cash flows generally over periods of five years, plus a terminal value using risk-adjusted discount rates. If the value in use of a group of CGUs to which goodwill has been allocated is lower than its corresponding carrying amount, we determine the fair value of our reporting units using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions, among others. We recognize an impairment loss of goodwill within “Other expenses, net,” if the recoverable amount is lower than the net book value of the group of CGUs to which goodwill has been allocated. Impairment charges recognized on goodwill are not reversed in subsequent periods.

In 2023, we did not recognize any goodwill impairment losses considering the rise in our projected cash flows, particularly due to the enhanced generation of Operating EBITDA in most of the countries where our goodwill balances are allocated. Additionally, the positive outlook for the upcoming years played a role in this determination. This was partially offset by the overall increase in applicable discount rates, which saw an average uptick of 120 basis points, or 1.2%, compared to 2022. See notes 7 and 16.2 to Cemex, S.A.B. de C.V.’s audited consolidated financial statements included elsewhere in this annual report.

In 2022, as part of the mandatory impairment test during the fourth quarter, we recognized within “Other expenses, net,” non-cash goodwill impairment losses for an aggregate amount of $365 million, of which $273 million correspond to the operating segment in the United States and $92 million correspond to the operating segment in Spain. See notes 7 and 16.2 to Cemex, S.A.B. de C.V.’s audited consolidated financial statements included elsewhere in this annual report. In both cases, the related book value of the operating segment exceeded the corresponding value in use. The impairment losses in 2022 are mainly related to the significant increase in the discount rates in comparison to 2021 and the resulting significant decrease in our projected cash flows in these segments considering the global high inflationary environment, which increased risk-free rates, and the material increase in the funding cost observed in the industry during the period. These negative effects more than offset the expected improvements in the estimated Operating EBITDA generation in both the United States and Spain.

CEMEX • 2023 20-F REPORT • 170

PART I

In 2021, we recognized within “Other expenses, net” in the income statement, non-cash goodwill impairment losses for an aggregate amount of $440 million, related to the operating segments in Spain of $317 million and in the UAE of $96 million, as well as $27 million related to Neoris due to reorganization. The impairment losses in Spain and UAE were due to disruptions in the supply chains, resulting in increased estimated production and transportation costs expected to persist in the mid-term. These factors significantly reduced the projected Operating EBITDA compared to the valuations determined as of December 31, 2020.

For the years ended December 31, 2021, 2022, and 2023, the reporting segments we presented in note 4.3 to our 2023 audited consolidated financial statements included elsewhere in this annual report represent our groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment. In arriving at this conclusion, we considered: (i) that after the acquisition, goodwill was allocated at the level of the reporting segment; (ii) that the operating components that comprise the reporting segment have similar economic characteristics; (iii) that the reporting segments are used by us to organize and evaluate its activities in its internal information system; (iv) the homogenous nature of the items produced and traded in each operative component, which are all used by the construction industry; (v) the vertical integration in the value chain of the products comprising each component; (vi) the type of clients, which are substantially similar in all components; (vii) the operative integration among components; and (viii) whether the compensation system of the specific country is based on the consolidated results of the reporting segment and not on the particular results of the components. In addition, the country level represents the lowest level within us at which goodwill is monitored for internal management purposes.

Significant judgment by management is required to appropriately assess the fair values and values in use of these assets. Impairment tests are significantly sensitive to, among other factors, the estimation of future prices of our products, the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets as well as the discount rates and the growth rates in perpetuity applied. For purposes of estimating future prices, we use, to the extent available, historical data plus the expected increase or decrease according to information issued by what we consider to be trusted external sources, such as national construction or cement producer chambers and/or in governmental economic expectations. Operating expenses are normally measured as a constant proportion of revenues, following past experience. However, such operating expenses are also reviewed considering external information sources in respect to inputs that behave according to international prices, such as gas and oil. We use specific pre-tax discount rates for each group of CGUs to which goodwill is allocated, which are applied to pre-tax cash flows. The discount rates are determined using the approach of the weighted average cost of capital formula. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rate in perpetuity applied. The higher the growth rate in perpetuity applied, the higher the amount obtained of undiscounted future cash flows by group of CGUs obtained. Moreover, the amounts of discounted estimated future cash flows are significantly sensitive to the weighted average cost of capital (discount rate) applied. The higher the discount rate applied, the lower the amount obtained of discounted estimated future cash flows by group of CGUs obtained. Additionally, we monitor the useful lives assigned to these long-lived assets for purposes of depreciation and amortization, when applicable. This determination is subjective and is integral to the determination of whether impairment has occurred.

CEMEX • 2023 20-F REPORT • 171

PART I

Pre-tax discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances in 2021, 2022, and 2023 were as follows:

	Discount rates			Long-term growth rate
Groups of CGUs	2021	2022	2023	2021	2022	2023

United States	7.2%	9.1%	10.1%	2.0%	2.0%	2.0%

United Kingdom	7.3%	9.1%	10.4%	1.5%	1.5%	1.5%

France	7.3%	9.2%	10.4%	1.4%	1.4%	1.5%

Spain	7.6%	9.4%	10.7%	1.5%	1.7%	1.6%

Mexico	8.4%	10.3%	11.6%	1.0%	1.1%	1.0%

Colombia	8.5%	10.9%	12.7%	3.5%	3.3%	3.3%

Range of rates in other countries	7.4% – 11.7%	9.3% – 13.9%	10.3% – 17.0%	1.7% – 6.0%	1.5% – 6.0%	1.5% – 6.4%

The discount rates used in our cash flow projections for determining the value in use of our operating segments to which goodwill has been allocated as of December 31, 2023, increased by a weighted average of 1.2% compared to 2022. This increase is mainly attributed to several factors: the increase in the risk-free rate associated with our segments, which changed from 3.58% in 2022 to 4.79% in 2023; and the reduction in the weight of debt which changed from 27% in 2022 to 22.5% in 2023. These increases were partially offset by the reduction in the public comparable companies’ stock volatility (beta) which changed from 1.08 in 2022 to 1.07 in 2023. In 2023, the funding cost observed in the industry remained unchanged at 6.7% compared to 2022, and other assumptions remained relatively flat in 2023 in comparison to 2022.

The discount rates used in our cash flow projections for determining the value in use of our operating segments to which goodwill has been allocated as of December 31, 2022, increased by a weighted average of 2.0% compared to 2021. This increase is mainly attributed to several factors: the increase in the risk-free rate associated with us, which changed from 1.82% in 2021 to 3.58% in 2022; the increase in industry funding costs, which changed from 4.1% in 2021 to 6.7% in 2022; and an average increase of approximately 1.7% in the cost of equity for 2022. Other variables remained relatively stable. In addition, as of December 31, 2022, we maintained certain reductions to the long-term growth rates used, mainly Mexico in 1.0% and Egypt in 2.85%.

As of December 31, 2023, except for the operating segment in the United States of which goodwill accounts for 80% of the corresponding consolidated goodwill balance, none of the other sensitivity analyses indicated a potential impairment risk in our operating segments. We continually monitor the evolution of the group of CGUs to which goodwill has been allocated that have presented relative goodwill impairment risk in any of the reported periods and, if the relevant economic variables and the related value in use would be negatively affected, it may result in a goodwill impairment loss in the future. The table below shows the additional effects of the sensitivity analyses to the charges recognized from the changes in assumptions as of December 31, 2023.

	Impairment effects from the sensitivity analyses to changes in assumptions as of December 31, 2023
Operating segment	Impairment losses recognized	Discount rate +1%	Long-term growth rate -1%	Multiples Operating EBITDA 10.9x

United States	$—	357	64	—

CEMEX • 2023 20-F REPORT • 172

PART I

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

Contingent Liabilities

Obligations or losses resulting from past events are recognized as liabilities in the statement of financial position only when present legal or constructive obligations exist, are probable to result in an outflow of resources and the amount can be measured reliably. We do not recognize a provision when a loss is less than probable or when it is considered probable, but it is not possible to estimate the amount of the outflow. In such cases, the entity discloses contingent liability in the notes to the financial statements, unless the possibility of an outflow of resources is remote.

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

CEMEX • 2023 20-F REPORT • 173

PART I

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

Results of Operations

Selected Consolidated Financial Information

The financial data set forth below as of December 31, 2022 and 2023, and for each of the three years ended December 31, 2021, 2022, and 2023 have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our 2023 audited consolidated financial statements included elsewhere in this annual report.

Our 2023 audited consolidated financial statements included elsewhere in this annual report have been prepared in accordance with IFRS, which differ in significant respects from U.S. GAAP. The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as issued by the IASB) to reconcile such financial statements to U.S. GAAP.

During 2023, we reported a controlling interest net income of $182 million, which was 79% lower than 2022. Despite better operating performance, net income for 2023 was lower due to a provision for a tax fine of $620 million related to a tax matter in Spain. This decrease was partially mitigated by 12% higher revenues in 2023 compared to 2022, attributable to a favorable price contribution in all our regions. This increase managed to offset the adverse effects of lower volumes and higher costs of sales. Our other expenses, net, decreased 43% from an expense of $467 million in 2022 to an expense of $265 million in 2023, which was mainly due to a recognition of non-cash goodwill impairment losses of $365 million in 2022, of which $273 million corresponded to our operating segment in the United States and $92 million corresponded to our operating segment in Spain. During 2023, we did not recognize any non-cash goodwill impairment losses.

CEMEX • 2023 20-F REPORT • 174

PART I

Cemex, S.A.B. de C.V. and Subsidiaries

Selected Consolidated Financial Information

	As of and for the Year Ended December 31,
	2021	2022	2023
	(in millions of Dollars, except ratios and share and per share amounts)

Statement of Operations Information:

Revenues	$14,379	$15,577	$17,388

Cost of sales(1)	(9,743)	(10,755)	(11,527)

Gross profit	4,636	4,822	5,861

Operating expenses	(2,917)	(3,261)	(3,747)

Operating earnings before other expenses, net(2)	1,719	1,561	2,114

Other expenses, net	(82)	(467)	(265)

Operating earnings(2)	1,637	1,094	1,849

Financial items(3)	(737)	(354)	(498)

Share of profit of equity accounted investees	54	30	98

Earnings before income tax	954	770	1,449

Income tax	(137)	(209)	(1,250)

Discontinued operations(4)	(39)	324	—

Non-controlling interest net income	25	27	17

Controlling interest net income	753	858	182

Basic earnings per share(5)(6)	0.0171	0.0197	0.0042

Diluted earnings per share(5)(6)	0.0168	0.0193	0.0041

Basic earnings per share from continuing operations(5)(6)	0.0180	0.0123	0.0042

Diluted earnings per share from continuing operations(5)(6)	0.0177	0.0120	0.0041

Number of shares outstanding(5)(7)(8)	44,853	44,348	44,110

Statement of Financial Position Information:

Cash and cash equivalents	613	495	624

Assets held for sale and other current assets(9)	272	183	191

Property, machinery and equipment, net and assets for the right-of-use, net(13)	11,322	11,284	12,466

Other assets	14,443	14,485	15,152

Total assets	26,650	26,447	28,433

Current debt	73	51	25

Other current liabilities	5,307	5,495	6,761

Non-current debt	7,306	6,920	6,203

Other non-current liabilities	3,693	3,072	3,328

Total liabilities	16,379	15,538	16,317

Non-controlling interest	444	408	352

Total controlling interest	9,827	10,501	11,764

Other Financial Information:

Book value per share(5)(8)(11)	0.2191	0.2368	0.2667

Operating EBITDA(12)	2,839	2,681	3,347

Capital expenditures	1,094	1,362	1,417

Depreciation and amortization of assets	1,120	1,120	1,233

Cash flows provided by operating activities from continuing operations	2,500	2,150	3,278

Basic earnings per CPO from continuing operations(5)(6)	0.0540	0.0369	0.0126

Basic earnings per CPO(5)(6)	0.0513	0.0591	0.0126

Total debt plus other financial obligations(13)	9,157	8,825	8,164

CEMEX • 2023 20-F REPORT • 175

PART I

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

(2)

In the statements of income, we include the line item titled “Operating earnings before other expenses, net” considering that it is a subtotal relevant for the determination of our “Operating EBITDA” as explained in note 2 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report. The line item of “Operating earnings before other expenses, net” allows for easy reconciliation of the amount in these financial statements under IFRS to the non-IFRS measure of Operating EBITDA by adding back depreciation and amortization. Under current IFRS, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of the income statement varies significantly by industry and company according to specific needs.

(3)

Financial items include our financial expense and our financial income and other items, net, which includes net interest cost of pension liabilities, financial income, results from financial instruments, net (derivatives, fixed-income investments and other securities), foreign exchange results and effects of amortized cost on assets and liabilities and others, net. See notes 8.1 and 8.2 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

(4)

Considering the disposal of entire reporting segments as well as the sale of significant businesses, our statements of income present as part of the single line item of “Discontinued operations,” net of income tax, the results of: (a) the digital solution business Neoris for the years ended December 31, 2021 and for the period from January 1 to October 25, 2022; (b) the operating segment in Costa Rica and El Salvador for the year 2021 and for the period from January 1 to August 31, 2022; (c) the white cement business held for sale in Spain for the period from January 1 to July 9, 2021; and (d) France assets related to Rhône-Alpes region for the period from January 1 to March 31, 2021. See note 4.2 in Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

(5)

Cemex, S.A.B. de C.V.’s capital stock consists of Series A shares and Series B shares. Each CPO represents two Series A shares and one Series B share. As of December 31, 2023, 98.75% of Cemex, S.A.B. de C.V.’s outstanding share capital was represented by CPOs, with each ADS representing 10 CPOs. No CPOs were repurchased from March 25, 2021 to December 31, 2021 under the repurchase program authorized at Cemex, S.A.B. de C.V.’s Ordinary General Shareholders’ Meeting held on March 25, 2021. During 2022, under the repurchase programs authorized at Cemex, S.A.B. de C.V.’s Ordinary General Shareholders’ Meetings held on March 25, 2021 and March 24, 2022, Cemex, S.A.B. de C.V. repurchased 220.6 million CPOs, at a weighted average price in Mexican Pesos equivalent to $0.5026 per CPO, which was equivalent to an amount of $110.9 million. The shares repurchased under such repurchase programs were proposed and subsequently approved for cancellation at the Cemex, S.A.B. de C.V. Annual Ordinary General Shareholders’ Meeting held on March 23, 2023. No CPOs were repurchased in 2023 under the repurchase programs authorized at Cemex, S.A.B. de C.V.’s Ordinary General Shareholders’ Meetings held on March 24, 2022 and March 23, 2023.

(6)

Earnings per share is calculated based upon the weighted-average number of shares outstanding during the year, as described in note 23 to our 2023 audited consolidated financial statements included elsewhere in this annual report. Basic earnings per CPO is determined by multiplying the basic earnings per share for each period by three (the number of shares underlying each CPO). Basic earnings per CPO is presented solely for the convenience of the reader and does not represent a measure under IFRS. As shown in notes 4.2 and 23 to our 2023 audited consolidated financial statements included elsewhere in this annual report, and in connection with our discontinued operations mentioned above, for the year ended December 31, 2021, “Basic earnings per share” and “Diluted earnings per share” include $0.0180 and $0.0177, respectively, from “Continuing operations,” for the year ended December 31, 2022, “Basic earnings per share” and “Diluted earnings per share” include $0.0123 and $0.0120, respectively, from “Continuing operations” and for the year ended December 31, 2023, “Basic earnings per share” and “Diluted earnings per share” include $0.0042 and $0.0041, respectively, from “Continued operations.” In addition, for the year ended December 31, 2021, “Basic earnings per share” and “Diluted earnings per share” include ($0.0009) from “Discontinued operations,” and for the year ended December 31, 2022, “Basic earnings per share” and “Diluted earnings per share” include $0.0074 and $0.0073, respectively, from “Discontinued operations”. See note 23 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

(7)

Cemex, S.A.B. de C.V. did not pay a dividend in fiscal years 2021, 2022, and 2023. No recapitalization of retained earnings or cash dividend was proposed for Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meeting held on March 25, 2021, March 24, 2022, and March 23, 2023.

(8)	Represents the weighted average number of shares diluted included in note 23 to our 2023 audited consolidated financial statements included elsewhere in this annual report.

(9)

In 2021, includes assets held for sale in connection with the operating segments in Costa Rica and El Salvador for $77 million. Additionally, as for the years ended December 31, 2021, 2022, and 2023 included other assets held for sale for $64 million, $68 million, and $49 million respectively.

(10)	In June 2021, Cemex redeemed all series of its outstanding Perpetual Debentures, which until their redemption were recognized as equity.

(11)	Book value per share is calculated by dividing the total controlling interest by the number of shares outstanding.

(12)

“Operating EBITDA” equals operating earnings before other expenses, net, plus depreciation and amortization expenses. Although Operating EBITDA is not a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by our chief executive officer to review operating performance and profitability, for decision making purposes and to allocate resources. Moreover, Operating EBITDA is a measure used by our creditors to review our ability to internally fund capital expenditures, to review our ability to service or incur debt and to comply with financial covenants under our financing agreements. See note 17.1 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report. Our Operating EBITDA may not be comparable to similarly titled measures reported by other companies. Operating EBITDA is reconciled below to operating earnings before other expenses, net, as reported in the statements of income, and to cash flows provided by operating activities from continuing operations before financial expense, coupons on the Subordinated Notes and Perpetual Debentures (10) and income taxes, as reported in the statement of cash flows. Financial expense as reported in the statements of income does not include aggregate coupon payments of the Perpetual Debentures in 2021 and the Subordinated Notes in 2022 and 2023 of $41 million in 2021, $54 million in 2022, and $120 million in 2023 as described in notes 21.2 and 21.4 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

(13)

From 2021 through 2023, other financial obligations include: (a) lease contracts as per IFRS 16; and (b) liabilities secured with accounts receivable. See notes 15.2 and 17.2 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

CEMEX • 2023 20-F REPORT • 176

PART I

	For the Year Ended December 31,
	2021	2022	2023
	(in millions of Dollars)

Reconciliation of cash flows provided by operating activities from continuing operations to Operating EBITDA

Cash flow provided by operating activities from continuing operations	$2,500	$2,150	$3,278

Plus/minus:

Changes in working capital excluding income taxes	143	390	(192)

Depreciation and amortization of assets	(1,120)	(1,120)	(1,233)

Other items, net	196	141	261

Operating earnings before other expenses, net	1,719	1,561	2,114

Plus:

Depreciation and amortization of assets	1,120	1,120	1,233

Operating EBITDA	$2,839	$2,681	$3,347

Consolidation of Our Results of Operations

Our 2023 audited consolidated financial statements included elsewhere in this annual report include all entities in which we hold a controlling interest or which we otherwise control. Control exists, and consolidation is required, only when we have all of the following: (a) the power, directly or indirectly, to direct the relevant activities of an entity; (b) the exposure to variable returns from our involvement with such entity; and (c) the ability to use our power over such entity to affect its returns.

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

Discontinued Operations

Considering the disposal of entire reporting segments as well as the sale of significant businesses, our statements of income present as part of the single line item of “Discontinued operations” the results of operations, net of income tax, of the following transactions (as further described below): (a) Neoris operations for the year ended 2021 and for the period from January 1 to October 25, 2022; (b) Costa Rica and El Salvador operations for the year ended December 31, 2021 and for the period from January 1 to August 31, 2022; (c) the white cement business sold in Spain for the period from January 1 to July 9, 2021; and (d) the France assets related to the Rhône-Alpes region for the period from January 1 to March 31, 2021. See note 4.2 in Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

Acquisition of Operations

The operating results of newly acquired businesses are consolidated in the 2023 audited consolidated financial statements of Cemex, S.A.B. de C.V. included elsewhere in this annual report beginning on the acquisition date. Therefore, all periods presented do not include operating results corresponding to newly acquired businesses before we assumed control.

CEMEX • 2023 20-F REPORT • 177

PART I

Significant Transactions

For the years ended December 31, 2021, 2022, and 2023, our consolidated results reflect the following transactions:

•

On November 1, 2023, through a subsidiary in Germany, for a total consideration of $13 million we completed the acquisition of Kiesel, a mortars and adhesives company in the construction industry based in Germany. Kiesel serves the German, French, Polish, and Czech markets, consisting of a production facility and five distribution locations. As of December 31, 2023, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, we determined a goodwill of $5 million.

•

On May 11, 2023, through a subsidiary, we completed the purchase of the assets of Atlantic Minerals Limited in Newfoundland, Canada, consisting mainly of an aggregates quarry and maritime port operations for a price of $75 million. With this investment, we secured a new long-term aggregates reserve for our operations in Florida and the east coast of the United States, as well as a source for chemical-grade stone. As of December 31, 2023, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, we did not determine any goodwill.

•

On February 3, 2023, the Colombian Financial Superintendency (Superintendencia Financiera de Colombia) authorized Cemex España to commence the Delisting CLH Offer to acquire a minimum of one ordinary share and a maximum of 26,281,913 ordinary shares of CLH. The period to tender CLH shares under the Delisting CLH Offer concluded on February 28, 2023, with the final results of the Delisting CLH Offer being confirmed on March 3, 2023. As a result of the Delisting CLH Offer, we acquired 23,232,946 ordinary shares of CLH, increasing our interest to 99.46% of CLH (excluding shares owned by CLH) and delisted CLH’s shares from the Colombian Stock Exchange (Bolsa de Valores de Colombia). The registry of CLH’s shares in the National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) was canceled thereafter. The total consideration that we paid as a result of the acquisition of the validly tendered shares amounted to 4,735 Colombian Pesos per share, totaling 110,007,999,310 Colombian Pesos ($28.54 million as of December 31, 2023, based on an exchange rate of 3,854.92 Colombian Pesos to $1.00).

•

On January 25, 2023, in Manila, Philippines, CASEC filed a Tender Offer Report on Form 19-1 with the Securities and Exchange Commission of the Philippines and the Philippine Stock Exchange, pursuant to Rule 19 of the Securities Regulation Code of the Philippines, in connection with its intention to conduct the CHP Tender Offer to acquire a minimum of one and a maximum of 1,614,000,000 common shares of CHP. The tender offer period commenced on February 16, 2023 and lasted for a period of 20 business days, ending on March 16, 2023. Payment of the net proceeds of the validly tendered shares took place on March 30, 2023. As part of the CHP Tender Offer, CASEC acquired 1,614,000,000 common shares of CHP, resulting in CASEC owning 89.86% of the outstanding common shares of CHP. In the CHP Tender Offer, CASEC paid 1.30 Philippine Pesos per share, an equivalent of 2,098.20 million Philippine Pesos ($37.88 million as of December 31, 2023, based on an exchange rate of 55.39 Philippine Pesos to $1.00) for all the acquired shares.

•

On October 25, 2022, we created a partnership with Advent International (“Advent”). As part of the partnership, we sold to Advent a 65% stake in Neoris for a total consideration of $119 million. While surrendering control to Advent, we retain a 35% stake and remain as a key strategic partner and customer of Neoris. Our retained 35% stake in Neoris was remeasured at fair value at the date of loss of control and was subsequently accounted for under the equity method and presented in the line item “Investments in associates and joint ventures.” Neoris’ results for the year ended December 31, 2021 and for the period from January 1 to October 25, 2022 are reported in the statements of income, net of income tax, in the single line item “Discontinued operations,” including a gain on sale of $117 million in 2022, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control.

CEMEX • 2023 20-F REPORT • 178

PART I

•

On August 31, 2022, we announced that we, through certain of our subsidiaries, concluded the sale agreed in December 2021 of our operations in Costa Rica and El Salvador to affiliates of Cementos Progreso Holdings, S.L. for a total consideration of $325 million, related to our aggregate controlling interest. The divested assets consisted of one fully integrated cement plant, one grinding station, seven ready-mix plants, one aggregate quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. Our operations of these assets in Costa Rica and El Salvador for the year ended December 31, 2021 and for the period from January 1, 2022 to August 31, 2022 are reported in the statements of income, net of income tax, as part of the single line item “Discontinued operations,” including in 2022 a gain on sale of $240 million, which includes the reclassification of foreign currency translation effects accrued in equity until the disposal date.

•

On July 11, 2022, through a subsidiary in Germany, we completed the acquisition of a 53% stake in the German aggregates company ProStein for a total consideration of $21 million. The investment expands our aggregates business in the region, and we estimate that it increases the life of the aggregates’ reserves for our operations in Central Europe for at least the next 25 years. The majority stake in ProStein’s assets adds a full range of fine and hard aggregates to our aggregates’ portfolio. In addition to supplying the greater Berlin area, the additional capacity can supply several urban centers in Poland and the Czech Republic. ProStein’s assets include six active hardstone plants and six CDEW recovery sites. During 2023, based on the valuation of the fair values of the assets acquired and liabilities assumed, we did not determine any goodwill.

•

On December 10, 2021, through a subsidiary in Mexico, we acquired Broquers Ambiental, a sustainable waste management company for a total consideration of $13 million. Broquers Ambiental assets include a plant for solid waste treatment for its use as alternate fuel. During 2022, considering the fair values of the assets acquired and liabilities assumed, we determined goodwill of $4 million.

•

On July 9, 2021, we announced that we concluded the sale agreed in March 2019 of our white cement business, except for Mexico and the United States, to Çimsa Çimento Sanayi Ve Ticaret A.S¸ for a total consideration of $155 million. Assets sold included our Buñol cement plant in Spain and white cement customer list. Our operations of these assets in Spain for the period from January 1, 2021 to July 9, 2021 are reported in the statements of income, net of income tax, as part of the single line item “Discontinued operations,” including in 2021 a loss on sale of $67 million net of the proportional allocation of goodwill of $41 million.

•

On March 31, 2021, we sold 24 concrete plants and one aggregates quarry in France to Holcim for an amount in Euros equivalent to $44 million. These assets were located in the Rhône-Alpes region in the Southeast of France, east of our operations in Lyon. The operations related to these assets for the three-month period ended March 31, 2021 are presented in our statements of income, net of income tax, as part of the single line item “Discontinued operations.”

•

On February 16, 2021, we announced that we acquired the ready-mix assets of Beck Readymix Concrete Co. LTD., including three ready-mix concrete plants and one portable plant to service the San Antonio, Texas metropolitan area and surrounding areas.

See notes 4.1 and 4.2 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

CEMEX • 2023 20-F REPORT • 179

PART I

Consolidated Statements of Income Data

The following table sets forth our selected consolidated statements of income data for each of the years ended December 31, 2021, 2022, and 2023 expressed as a percentage of revenues.

	Year Ended December 31,
	2021	2022	2023

Revenues	100%	100%	100%

Cost of sales	(67.8)	(69.0)	(66.3)

Gross profit	32.2	31.0	33.7

Operating expenses	(20.3)	(21.0)	(21.6)

Operating earnings before other expenses, net	11.9	10.0	12.1

Other expenses, net	(0.6)	(2.9)	(1.5)

Operating earnings	11.3	7.1	10.6

Financial expense	(4.0)	(3.3)	(3.1)

Financial income and other items, net	(1.1)	0.9	0.2

Share of profit on equity accounted investees	0.4	0.2	0.6

Earnings before income tax	6.6	4.9	8.3

Income tax	(0.9)	(1.3)	(7.2)

Net income from continuing operations	5.7	3.6	1.1

Discontinued operations	(0.3)	2.1	—

Consolidated net income	5.4	5.7	1.1

Non-controlling interest net income	0.2	0.2	0.1

Controlling interest net income	5.2	5.5	1.0

Key Components of Results of Operations

Revenues

Revenues are primarily comprised from the sale and distribution of cement, ready-mix concrete, aggregates, and Urbanization Solutions, which accounted for 97% of our consolidated external revenues for the three years ended December 31, 2021, 2022, and 2023. We recognized revenues at a point in time or overtime in the amount of the price, before tax on sales, expected to be received for goods and services supplied due to ordinary activities, as contractual performance obligations are fulfilled, and control of goods and services passes to the customer. Revenues are decreased by any trade discounts or volume rebates granted to customers. Transactions between related parties are eliminated in consolidation. Variable consideration is recognized when it is highly probable that a significant reversal in the amount of cumulative revenue recognized for the contract will not occur and is measured using the expected value or the most likely amount method, whichever is expected to better predict the amount based on the terms and conditions of the contract.

Cost of Sales

Cost of sales represents the production cost of inventories at the moment of sale, including raw materials and goods for resale, payroll related to the production phase, electricity, fuels, and other services, depreciation and amortization of assets involved in the production, maintenance, repairs and supplies, freight expenses of raw material in plants and delivery expenses of our ready-mix concrete business, among other production costs. Cost of sales does not include (i) expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sales, which are included in administrative and selling expenses, and (iii) freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities, which

CEMEX • 2023 20-F REPORT • 180

PART I

are included as part of distribution expenses. Administrative and selling expenses and distribution expenses are included in operating expenses. As a percentage of revenues, cost of sales represented 67.8%, 69.0%, and 66.3% for the years ended December 31, 2021, 2022, and 2023, respectively.

Operating Expenses

Operating expenses comprise administrative and selling expenses and distribution and logistics expenses. Administrative expenses represent the expenses associated with personnel, services, and equipment, including depreciation and amortization related to managerial activities and back-office for our management. Sales expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, involved specifically in sales activities. Distribution and logistics expenses refer to storage expenses at points of sales, including depreciation and amortization, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities. As a percentage of revenues, operating expenses represented 20.3%, 21.0%, and 21.6% for the years ended December 31, 2021, 2022, and 2023, respectively. The main operating expenses are comprised of transportation cost, payroll of personnel, depreciation and amortization of assets related to the operating expenses, as well as professional legal, accounting, and advisory services and maintenance, repairs, and supplies accounted for 96.4%, 96.1%, and 93.4% of consolidated operating expenses for the years ended December 31, 2021, 2022, and 2023, respectively.

Other Expenses, Net

The line item Other expenses, net consists primarily of revenues and expenses not directly related to our main activities or which are of nonrecurring nature, including impairment losses of long-lived assets, non-recurring sales of emission allowances, results on disposal of assets, which relates to sales of property plant and equipment, and restructuring costs, losses in connection with property damages and natural disasters and incremental costs and expenses related to COVID-19 pandemic, among others. For the years ended December 31, 2021, 2022, and 2023 Other expenses, net, amounted to $82 million, $467 million, and $265 million, respectively. In 2021 and 2022 it included impairment losses of goodwill of $440 million and $365 million, respectively, and in 2023, it included impairment losses of other intangible assets and property, machinery, and equipment of $43 million. As a percentage of revenues, Other expenses, net, represented 0.6%, 2.9%, and 1.5% for the years ended December 31, 2021, 2022, and 2023, respectively.

Financial income and other items, net

Financial income and other items, net, includes (i) effects of amortized cost on assets and liabilities and others, net; (ii) net interest cost of pension liabilities; (iii) results from financial instruments, net; (iv) foreign exchange results, comprising foreign exchange gains and losses in connection with the effects of foreign exchange fluctuations on our assets and liabilities denominated in currencies other than the Dollar; (v) financial income, which relates to income in connection with deposits and investments; and (vi) others. As a percentage of revenues, financial income, and other items, net, represented 1.1%, 0.9%, and 0.2% for the years ended December 31, 2021, 2022, and 2023 respectively.

Income Tax

Income tax comprises current income taxes net of deferred income taxes. For the years ended December 31, 2021, 2022, and 2023 our statutory income tax rate was 30%, 30%, and 30%, respectively. Our average effective tax rate equals the net amount of income tax revenue or expense divided by income or loss before income taxes, as these line items are reported in the income statement, was 14.4%, 27.1%, and 86.3%, for the years ended December 31,

CEMEX • 2023 20-F REPORT • 181

PART I

2021, 2022, and 2023 respectively. The effects reflected in the income statement for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary, reflecting uncertainty in income tax treatments. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate or substantively enacted by the end of the reporting period to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax assets such as loss carryforwards and other recoverable taxes, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow how we expect to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2023 compared to the year ended December 31, 2022 in our (i) domestic cement and ready-mix concrete sales volumes, which refer entirely to sales to external customers, (ii) export sales volumes of cement, which include both sales to external customers and intragroup export sales from one reportable operating segment to another, and (iii) domestic cement and ready-mix concrete average sales prices for each of our reportable operating segments.

Reportable operating segments represent the components of Cemex that engage in business activities from which we may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. Cemex discloses its segment information presenting fifteen reportable operating segments under IFRS 8. We operate geographically and by line of business on a regional basis. For the reported periods, our operations were organized in four geographical regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) EMEAA, comprising 11 operating segments, of which four operating segments were aggregated into a single reportable operating segment as described below, and 4) SCA&C, comprising 12 operating segments, of which nine operating segments were aggregated into two reportable operating segments as described below. The accounting policies applied to determine the financial information by reporting segment are consistent with those described in note 28 to our 2023 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2023, considering similar regional and economic characteristics and materiality, such as: (a) the nature of the products and services, all related to construction materials and the construction industry, (b) the nature of the production processes, which are the same for cement, ready-mix concrete, aggregates, and Urbanization Solutions, (c) the type of customers for their products or services, in all cases construction materials distributors and wholesalers, governments and big construction firms, and (d) the methods used to distribute their products or provide their services, which are very similar among our geographies using both third-party transportation for cement and aggregates and our own mixers fleet for ready-mix, certain operating segments have been aggregated and presented as single reportable segments. These reportable segments are as follows: (i) the “Rest of EMEAA” refers to our operating segments and activities in the Czech Republic, Croatia, Egypt and the UAE; (ii) the “Rest of SCA&C” refers to our operating segments and activities in Puerto Rico, Nicaragua, Jamaica, the Caribbean and Guatemala, excluding the operations of TCL; and (iii) the “Caribbean TCL” refers to TCL’s operating segments mainly in Trinidad

CEMEX • 2023 20-F REPORT • 182

PART I

and Tobago, Jamaica, Guyana and Barbados. The line item “Other activities,” included to reconcile the total of reportable segments with the consolidated amounts from continuing operations, refers to the following: (1) our cement trade maritime operations, (2) Cemex, S.A.B. de C.V., (3) other corporate entities and finance subsidiaries and (4) other minor subsidiaries with different lines of business.

The table below and the other volume data presented by reportable operating segment in this “Item 5-Operating and Financial Review and Prospects-Results of Operations-Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” section present Domestic Sales Volumes of cement and ready-mix concrete, consisting entirely of sales to external customers, as well as Export Sales Volumes of cement to both external customers and other operating segments, and Average Domestic Sales Prices in Local Currency of cement and ready-mix concrete, which refer to sales to external customers.

	Domestic Sales Volumes		Export Sales Volumes (Intragroup Transactions)	Export Sales Volumes to External Customers	Average Domestic Sales Prices in Local Currency(1)
Reporting Segment	Cement	Ready-Mix Concrete	Cement	Cement	Cement	Ready-Mix Concrete

Mexico	+3%	+7%	-10%	-5%	+11%	+25%

United States	-13%	-10%	—	—	+14%	+19%

EMEAA

United Kingdom	-16%	-9%	—	—	+19%	+13%

France	—	-6%	—	—	—	+9%

Germany	-24%	-25%	-23%	-99%	+31%	+19%

Poland	-14%	-15%	-70%	+346%	+27%	+15%

Spain	-7%	-3%	-28%	+25%	+23%	+20%

Philippines	-13%	—	—	+11%	-4%	—

Israel	—	-7%	—	—	—	+8%

Rest of EMEAA	FLAT	-4%	-100%	+23%	+4%	+11%

SCA&C

Colombia	-6%	-6%	—	—	+15%	+24%

Panama	+5%	+22%	-59%	-14%	+3%	+5%

Caribbean TCL	+2%	+42%	—	-22%	+8%	+3%

Dominican Republic	-5%	+2%	+59%	+100%	+9%	+18%

Rest of SCA&C	-3%	+18%	-100%	-56%	+4%	-4%

“—”	= Not Applicable

(1)

Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For the purpose of our Rest of EMEAA reportable segment, which comprises non-Euro segments, the weighted average variance in local currency is determined and presented in Euros at the exchange rates in effect as of the end of the reporting period. For the purpose of our Rest of SCA&C reportable segment, which comprises non-Dollar segments, the weighted average variance in local currency is presented in Dollar terms at the exchange rates in effect as of the end of the reporting period. Weighted average changes for the Rest of EMEAA and Rest of SCA&C reportable segments are based on total sales volumes in the respective segment.

On a consolidated basis, our cement sales volumes decreased 6%, from 63.4 million tons in 2022 to 59.6 million tons in 2023, and our ready-mix concrete sales volumes decreased 6%, from 50.0 million cubic meters in 2022 to 47.1 cubic meters in 2023. Our revenues increased 12%, from $15,577 million in 2022 to $17,388 million in 2023, and our operating earnings before other expenses, net increased 35%, from $1,561 million in 2022 to $2,114 million in 2023. See the table below for a breakdown according to reporting segment.

The following tables present selected financial information for revenues of both external revenues and revenues including intragroup transactions, as well as operating earnings before other expenses, net and Operating EBITDA for each of our reporting segments for the years ended December 31, 2022 and 2023. Variations in revenues determined

CEMEX • 2023 20-F REPORT • 183

PART I

on the basis of Dollars include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Dollar; therefore, such variations differ substantially from those based solely on the countries’ local currencies.

As mentioned above, our “Operating EBITDA” is the financial measure used by our CEO and other management when assessing segment performance and profitability and deciding how to allocate resource, and our “Operating Earnings Before Other Expenses, Net” is the closest line item to Operating EBITDA presented in our statements of income under IFRS included elsewhere in this annual report and is a stepping stone for calculating Operating EBITDA by adding back depreciation and amortization.

Reporting Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	Revenues including intragroup transactions For the Years Ended		Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	External Revenues For the Years Ended
				2022	2023				2022	2023

Mexico	+16%	+16%	+32%	3,842	5,060	+17%	+16%	+33%	$3,642	$4,855

United States	+6%	—	+6%	5,038	5,338	+6%	—	+6%	5,034	5,338

EMEAA

United Kingdom	FLAT	+1%	+1%	982	992	FLAT	+1%	+1%	982	992

France	+5%	+3%	+8%	781	842	+5%	+3%	+8%	781	842

Germany	-1%	+3%	+2%	485	447	-2%	+4%	+2%	439	447

Poland	+7%	+4%	+11%	419	466	+8%	+4%	+12%	415	466

Spain	+14%	+4%	+18%	382	411	+15%	+4%	+19%	346	411

Philippines	-16%	-2%	-18%	379	312	-16%	-2%	-18%	379	312

Israel	+4%	-9%	-5%	840	794	+4%	-9%	-5%	840	794

Rest of EMEAA	+5%	+4%	+9%	707	766	+5%	+4%	+9%	706	766

SCA&C

Colombia	+6%	+1%	+7%	429	458	+6%	+1%	+7%	429	458

Panama	+6%	—	+6%	149	132	+15%	—	+15%	115	132

Caribbean TCL	+9%	FLAT	+9%	302	317	+8%	FLAT	+8%	294	317

Dominican Republic	+11%	-2%	+9%	348	360	+8%	-3%	+5%	342	360

Rest of SCA&C	+5%	—	+5%	394	414	+5%	—	+5%	393	414

Reportable Segments	—	—	—	—	—	+12%	—	+12%	15,137	16,904

Other Activities	—	—	—	—	—	+10%	—	+10%	440	484

Total Consolidated	—	—	—	—	—	+12%	—	+12%	$15,577	$17,388

“—”	= Not Applicable

(1)

Represents the variation in local currency terms. For the purposes of our Rest of EMEAA reportable segment, which comprises non-Euro segments, the weighted average variance in local currency is determined and presented in Euros at the exchange rates in effect as of the end of the reporting period. For the purposes of our Rest of SCA&C reportable segment, which comprises non-Dollar segments, the weighted average variance in local currency is presented in Dollar at the exchange rates in effect as of the end of the reporting period.

CEMEX • 2023 20-F REPORT • 184

PART I

	Operating Earnings Before Other Expenses, Net(1) For the Year Ended December 31,		Plus: Depreciation and amortization		Operating EBITDA(2) For the Year Ended December 31,
Reporting Segment	2022	2023	2022	2023	2022	2023

Mexico	$961	$1,267	$172	$221	$1,133	$1,488

United States	307	557	455	483	762	1,040

EMEAA:

United Kingdom	135	121	60	72	195	193

France	13	(1)	50	54	63	53

Germany	12	5	28	32	40	37

Poland	42	48	22	24	64	72

Spain	(22)	40	28	31	6	71

Philippines	47	2	37	32	84	34

Israel	66	57	46	33	112	90

Rest of EMEAA	61	99	55	48	116	147

SCA&C:

Colombia	37	37	24	25	61	62

Panama	12	18	16	17	28	35

Caribbean TCL	57	58	17	20	74	78

Dominican Republic	125	130	8	9	133	139

Rest of SCA&C	77	77	13	13	90	90

Reportable segments	1,930	2,515	1,031	1,114	2,961	3,629

Other activities	(369)	(401)	89	119	(280)	(282)

Total consolidated	$1,561	$2,114	$1,120	$1,233	$2,681	$3,347

(1)

We include the line item titled “Operating earnings before other expenses, net” in our statements of income under IFRS considering that it is a subtotal relevant for the determination of our “Operating EBITDA” (Operating earnings before other expenses, net plus depreciation and amortization) as described in note 2 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

(2)

Operating EBITDA is the financial measure used by our chief executive officer to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, Operating EBITDA is a measure used by our creditors to review our ability to internally fund capital expenditures, to review our ability to service or incur debt and to comply with financial covenants under our financing agreements, as described in note 17 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report. Our Operating EBITDA is not a measure of operating performance, an alternative to cash flow or a measure of financial position under IFRS. Moreover, Operating EBITDA may not be comparable to other similarly titled measures of other companies.

Revenues. Our consolidated revenues increased 12%, from $15,577 million in 2022 to $17,388 million in 2023. The increase in our revenues was mainly attributable to higher prices of our products in local currency across all regions. Set forth below is a quantitative and qualitative analysis of the various factors affecting our revenues on a reporting segment basis. To allow the analysis of each reportable segment on a stand-alone basis, our discussion of volume data and revenues information below is presented in both external revenues and revenues before eliminations resulting from consolidation, as described in note 4.3 to our 2023 audited consolidated financial statements included elsewhere in this annual report.

Mexico

Our domestic cement sales volumes to external customers from our operations in Mexico increased 3% in 2023 compared to 2022, and ready-mix concrete sales volumes increased 7% over the same period. Our revenues from our operations in Mexico represented 28% and 23% in Dollar terms of our consolidated external revenues for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, our operations in Mexico represented 19% of our total assets in Dollar terms. During 2023, the recovery in cement volumes was driven by the formal sector, with bulk cement more than offsetting the decline in bagged cement, while ready-mix and aggregate

CEMEX • 2023 20-F REPORT • 185

PART I

volumes grew to the high single-digits, or 7% and 9%, respectively. Our cement export volumes from our operations in Mexico, which represented 13% of our Mexican cement sales volumes for the year ended December 31, 2023, of which 24% corresponded to external customers and 76% corresponded to revenues from transactions with other operating segments, decreased 9% in 2023 compared to 2022, mainly due to lower export to the United States. Of our total cement export volumes from our operations in Mexico during 2023, which include both exports to external customers and exports to other operating segments, 92% was shipped to the United States and 8% to our SCA&C segment. Our average sales price of domestic cement from our operations in Mexico increased 11%, in Mexican Peso terms, in 2023 compared to 2022, and our average sales price of ready-mix concrete increased 25%, in Mexican Peso terms, over the same period.

The following chart indicates the breakdown of Mexico external revenues by product, as applicable for the year ended December 31, 2023:

As a result of increases in domestic cement and ready-mix concrete sales prices and an increase in cement and ready-mix concrete sales volumes, partially offset by a decrease in cement exports sales, external revenues in Mexico, in Mexican Peso terms, increased 17% in 2023 compared to 2022.

United States

Our domestic cement sales volumes to external customers from our operations in the United States decreased 13% in 2023 compared to 2022, and ready-mix concrete sales volumes decreased 10% over the same period. The decrease in domestic cement sales volumes were primarily attributable to bad weather, lower residential and commercial demand, completion of some large industrial projects, as well as some market share loss due to our pricing strategy for our products. Our operations in the United States represented 31% and 32% in Dollar terms of our consolidated external revenues for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, our operations in the United States represented 46% of our total assets in Dollar terms. Our average domestic cement sales prices of our operations in the United States increased 14%, in Dollar terms, in 2023 compared to 2022, and our average ready-mix concrete sales price increased 19%, in Dollar terms, over the same period.

The following chart indicates the breakdown of United States external revenues by product, as applicable for the year ended December 31, 2023:

CEMEX • 2023 20-F REPORT • 186

PART I

As a result of increases in domestic cement and ready-mix concrete sales prices, partially compensated by a decrease in domestic cement and ready-mix concrete sales volumes, external revenues from our operations in the United States, in Dollar terms, increased 6% in 2023 compared to 2022.

EMEAA

In 2023, our operations in the EMEAA region consisted of our operations in the United Kingdom, France, Germany, Poland, Spain, Philippines, and Israel, which represent the most significant operations in this region, in addition to the Rest of EMEAA segment. Our revenues from our operations in the EMEAA region represented 29% and 31% in Dollar terms of our consolidated external revenues for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, our operations in the EMEAA region represented 22% of our total assets in Dollar terms. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the EMEAA region.

The following chart indicates the geographic breakdown of EMEAA region external revenues by reporting segment, as applicable for the year ended December 31, 2023:

United Kingdom

Our domestic cement sales volumes to external customers from our operations in the United Kingdom decreased 16% in 2023 compared to 2022, and ready-mix concrete sales volumes decreased 9% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes reflected challenging market conditions. During 2023 the country faced considerable economic challenges, especially in the housing sector and construction generally. Our operations in the United Kingdom represented 6% in Dollar terms of our consolidated external revenues for both years ended December 31, 2023 and 2022. As of December 31, 2023, our operations in the United Kingdom represented 5% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in the United Kingdom increased 19%, in Pound terms, in 2023 compared to 2022, and our average sales price of ready-mix concrete increased 13%, in Pound terms, over the same period.

The following chart indicates the breakdown of United Kingdom external revenues by product, as applicable for the year ended December 31, 2023:

CEMEX • 2023 20-F REPORT • 187

PART I

As a result of increases in domestic cement and ready-mix concrete sales prices, compensated by a decrease in domestic cement and ready-mix concrete sales volumes, external revenues from our operations in the United Kingdom, in Pound terms, remained flat in 2023 compared to 2022.

France

Our ready-mix concrete sales volumes to external customers from our operations in France decreased 6% in 2023 compared to 2023. The decrease in volumes reflected low economic growth, due to difficult economic conditions. Increased expenses for construction materials and wages, together with tighter environmental standards, weigh on building costs. Our operations in France represented 5% in Dollar terms of our consolidated external revenues for both years ended December 31, 2023 and 2022. As of December 31, 2023, our operations in France represented 3% of our total assets in Dollar terms. Our average sales price of ready-mix concrete of our operations in France increased 9%, in Euro terms, in 2023 compared to 2022.

The following chart indicates the breakdown of France external revenues by product, as applicable for the year ended December 31, 2023:

As a result of an increase in ready-mix concrete sales prices, partially offset by a decrease in ready-mix concrete sales volumes, external revenues from our operations in France, in Euro terms, increased 5% in 2023 compared to 2022.

Germany

Our domestic cement sales volumes to external customers from our operations in Germany decreased 24% in 2023 compared to 2022, and ready-mix concrete sales volumes decreased 25% over the same period. The decrease in domestic cement sales volumes was mainly originated by challenging market conditions and lower exports than in 2022 and the decrease in ready-mix concrete was mainly due to slowing demand in all markets. Our operations in Germany represented 3% in Dollar terms of our consolidated external revenues for both years ended December 31, 2023 and 2022. Our cement export volumes from our operations in Germany, which represented 19% of our Germany cement sales volumes for the year ended December 31, 2023, of which 1% corresponded to external customers and 99% corresponded to transactions with other operating segments, decreased 1% in 2023 compared to 2022, mainly due to lower volumes exported to Poland and Norway. All of our cement export volumes from our operations in Germany during 2023, which include both exports to external customers and exports to other operating segments, were to our EMEAA region. As of December 31, 2023, our operations in Germany represented 2% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in Germany increased 31%, in Euro terms, in 2023 compared to 2022, and our average sales price of ready-mix concrete increased 19%, in Euro terms, over the same period.

CEMEX • 2023 20-F REPORT • 188

PART I

The following chart indicates the breakdown of Germany external revenues by product, as applicable for the year ended December 31, 2023:

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially compensated by increases in domestic cement and ready-mix concrete sales volumes, external revenues from our operations in Germany, in Euro terms, decreased 2% in 2023 compared to 2022.

Poland

Our domestic cement sales volumes to external customers from our operations in Poland decreased 14% in 2023 compared to 2022, and ready-mix concrete sales volumes decreased 15% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes were mainly due to a slowdown of construction market and project delays. Our operations in Poland represented 3% in Dollar terms of our consolidated external revenues for both years ended December 31, 2023 and 2022. Our cement export volumes from our operations in Poland, which represented less than 1% of our Poland cement sales volumes for the year ended December 31, 2023, of which 4% corresponded to external customers export revenues and 96% corresponded to transactions with other operating segments, decreased 1% in 2023 compared to 2022. All of our cement export volumes from our operations in Poland during 2023, which include both exports to external customers and exports to other operating segments, were to our EMEAA segment. As of December 31, 2023, our operations in Poland represented 1% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in Poland increased 27%, in Euro terms, in 2023 compared to 2022, and our average sales price of ready-mix concrete increased 15%, in Euro terms, over the same period.

The following chart indicates the breakdown of Poland external revenues by product, as applicable for the year ended December 31, 2023:

As a result of increases in domestic cement and ready-mix concrete sales prices, partially offset by decreases in domestic cement and ready-mix concrete sales volumes, external revenues from our operations in Poland, in Euro terms, increased 8% in 2023 compared to 2022.

CEMEX • 2023 20-F REPORT • 189

PART I

Spain

Our domestic cement sales volumes to external customers from our operations in Spain decreased 7% in 2023 compared to 2022, while ready-mix concrete sales volumes decreased 3% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes were mainly driven by lower market share and slowdown on construction activity. Our operations in Spain represented 2% in Dollar terms of our consolidated external revenues for both years ended December 31, 2023 and 2022. Our cement export volumes from our operations in Spain, which represented 29% of our Spain cement sales volumes for the year ended December 31, 2023, of which 50% corresponded to external customers and 50% corresponded to transactions with other operating segments, decreased 9% in 2023 compared to 2022. Of our total cement export volumes from our operations in Spain during 2023, which included both exports to external customers and exports to other operating segments, 78% were to the United Kingdom, 14% were to Rest of EMEAA region, and 8% were to the United States. As of December 31, 2023, our operations in Spain represented 2% of our total assets in Dollar terms. Our average sales price of domestic cement of our operations in Spain increased 23%, in Euro terms, in 2023 compared to 2022, and our average sales price of ready-mix concrete increased 20%, in Euro terms, over the same period.

The following chart indicates the breakdown of Spain external revenues by product, as applicable for the year ended December 31, 2023:

As a result of increases in domestic cement and ready-mix concrete sales prices, partially offset by decreases in domestic cement and ready-mix concrete sales volume, external revenues from our operations in Spain, in Euro terms, increased 15% in 2023 compared to 2022.

The Philippines

Our domestic cement sales volumes to external customers from our operations in the Philippines decreased 13% in 2023 compared to 2022. The decrease in domestic cement volumes was mainly due to weaker construction activity and lower execution of infrastructure projects, in addition to adverse competitive dynamics. Our cement export volumes from our operations in the Philippines, which represented less than 1% of our Philippines’ cement sales volumes for the year ended December 31, 2023, of which 100% corresponded to external customers, increased 11% in 2023 compared to 2022. All of our cement exports from our operations in Philippines during 2023 were to the Rest of EMEAA segment. Our operations in the Philippines represented 2% in Dollar terms of our consolidated external revenues for both years ended December 31, 2023 and 2022. As of December 31, 2023, our operations in the Philippines represented 3% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in the Philippines decreased 4%, in Philippine Peso terms, in 2023 compared to 2022.

CEMEX • 2023 20-F REPORT • 190

PART I

The following chart indicates the breakdown of Philippines external revenues by product, as applicable for the year ended December 31, 2023:

As a result of a decrease in domestic cement sales volumes and sales prices, external revenues of our operations in the Philippines, in Philippine Peso terms, decreased 16% in 2023 compared to 2022.

Israel

Our ready-mix concrete sales volumes to external customers from our operations in Israel decreased 7% in 2023 compared to 2022. The decrease in ready-mix concrete volumes was mainly driven by a negative effect due to the Israeli-Hamas conflict. Our operations in Israel represented 5% in Dollar terms of our consolidated external revenues for both years ended December 31, 2023 and 2022. As of December 31, 2023, our operations in Israel represented 3% of our total assets in Dollar terms. Our average sales price of ready-mix concrete of our operations in Israel increased 8%, in Israeli New Shekel terms, in 2023 compared to 2022.

The following chart indicates the breakdown of Israel external revenues by product, as applicable for the year ended December 31, 2023:

As a result of increases in ready-mix concrete sales price, partially compensated by a decrease in ready-mix concrete sales volume, external revenues from our operations in Israel, in Israeli New Shekel terms, increased 4% in 2023 compared to 2022.

Rest of EMEAA

Our domestic cement sales volumes to external customers from our operations in the Rest of EMEAA segment remained flat in 2023 compared to 2022, and ready-mix concrete sales volumes decreased 4% over the same period. Our cement export volumes from our operations in the Rest of EMEAA segment, which represented 7% of our Rest of EMEAA segment cement sales volumes for the year ended December 31, 2023, of which 100% corresponded to external customers, increased 23% in 2023 compared to 2022. All of our cement exports from our operations in the Rest of EMEAA during 2023 were to the Rest of EMEAA segment. Our revenues from our operations in the Rest of EMEAA segment represented 3% and 5% in Dollar terms of our consolidated external revenues for the years ended

CEMEX • 2023 20-F REPORT • 191

PART I

December 31, 2023 and 2022, respectively. As of December 31, 2023, our operations in the Rest of EMEAA represented 3% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in the Rest of EMEAA segment increased 4%, in Euro terms, in 2023 compared to 2022, and our average sales price of ready-mix concrete increased 11%, in Euro terms, over the same period.

The following chart indicates the breakdown of Rest of EMEAA external revenues by product, as applicable for the year ended December 31, 2023:

As a result of increases in domestic cement and ready-mix concrete sales prices, partially compensated by a decrease in ready-mix concrete sales volumes, external revenues in the Rest of EMEAA segment, in Euro terms, increased 5%, in 2023 compared to 2022.

SCA&C

In 2023, our operations in the SCA&C region consisted of our operations in Colombia, Panama, the Dominican Republic, our Caribbean TCL operations, which represent our most significant operations in this region, and the Rest of SCA&C segment. Our revenues from our operations in the SCA&C region represented 10% and 11% in Dollar terms of our consolidated external revenues for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, our operations in the SCA&C region represented 9% of our total assets, in Dollar terms. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the SCA&C region.

The following chart indicates the geographic breakdown of SCA&C region external revenues by reporting segment, for the year ended December 31, 2023:

Colombia

Our domestic cement sales volumes to external customers from our operations in Colombia decreased 6% in 2023 compared to 2022, and ready-mix concrete sales volumes decreased 6% over the same period. The decrease in cement sales volume in Colombia was mainly due to a lower demand and our ready-mix concrete sales volume

CEMEX • 2023 20-F REPORT • 192

PART I

decrease due to a weaker market. Our revenues from our operations in Colombia represented 3% in Dollar terms of our consolidated external revenues for both years ended December 31, 2023 and 2022. As of December 31, 2023, our operations in Colombia represented 4% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in Colombia increased 15%, in Colombian Peso terms, in 2023 compared to 2022, and our average sales price of ready-mix concrete increased 24%, in Colombian Peso terms, over the same period.

The following chart indicates the breakdown of Colombia external revenues by product, as applicable for the year ended December 31, 2023:

As a result of increases in domestic cement and ready-mix concrete sales prices, partially offset by decreases in domestic cement and ready/mix concrete sales volumes, external revenues of our operations in Colombia, in Colombian Peso terms, increased 6% in 2023 compared to 2022.

Panama

Our domestic cement sales volumes to external customers from our operations in Panama increased 5% in 2023 compared to 2022, and ready-mix concrete sales volumes increased 22% over the same period. The increases in domestic cement and ready-mix concrete sales volumes in Panama were mainly due to activity in the infrastructure sector, largely due to the fourth bridge over the Panama Canal. Our cement export volumes from our operations in Panama, which represented 33% of our Panama cement sales volumes for the year ended December 31, 2023, of which 52% corresponded to external customers and 48% corresponded to transactions with other operating segments, decreased 43% in 2023 compared to 2022. Our revenues from our operations in Panama represented 1% and 1% in Dollar terms of our consolidated external revenues for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, our operations in Panama represented 1% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in Panama increased 3% in Dollar terms, in 2023 compared to 2022, and our average sales price of ready-mix concrete increased 5%, in Dollar terms, over the same period.

The following chart indicates the breakdown of Panama external revenues by product, as applicable for the year ended December 31, 2023:

CEMEX • 2023 20-F REPORT • 193

PART I

As a result of increases in domestic cement and ready-mix concrete sales volumes and sales price, external revenues of our operations in Panama, in Dollar terms, increased 15% in 2023 compared to 2022.

Caribbean TCL

Our domestic cement sales volumes to external customers from our operations in Caribbean TCL increased 2% in 2023 compared to 2022, and ready-mix concrete sales volumes increased 42% over the same period. The increases in cement and ready-mix sales volume came from higher demand and better weather conditions. Our revenues from our operations in Caribbean TCL represented 2% and 2% in Dollar terms of our consolidated external revenues for the years ended December 31, 2023 and 2022, respectively. Our cement export volumes from our operations in Caribbean TCL segment represented 14% of our Caribbean TCL cement sales volumes for the year ended December 31, 2023, of which 100% corresponded to external customers, decreased 22% in 2023 compared to 2022. All of our cement exports from our operations in Caribbean TCL during 2023 were to the Rest of SCA&C segment. As of December 31, 2023, our operations in Caribbean TCL represented 2% of our total assets in Dollar terms. Our average sales price of domestic cement of our operations in Caribbean TCL increased 8%, in Trinidad and Tobago Dollar terms, in 2023 compared to 2022, and our average sales price of ready-mix concrete increased 3%, in Trinidad and Tobago Dollar terms, over the same period.

The following chart indicates the breakdown of Caribbean TCL external revenues by product, as applicable for the year ended December 31, 2023:

As a result of increases in domestic cement and ready-mix concrete sales volumes and sale prices, external revenues of our operations in Caribbean TCL, in Trinidad and Tobago Dollar terms, increased 8% in 2023 compared to 2022.

Dominican Republic

Our domestic cement sales volumes to external customers from our operations in the Dominican Republic decreased 5% in 2023 compared to 2022, while ready-mix concrete sales volumes increased 2% over the same period. The decrease in our domestic cement sales volumes in the Dominican Republic region was mainly due to a light market contraction. Nevertheless, the ready-mix concrete sales volume increase was mainly due to tourism projects. Domestic cement and ready-mix sales prices continued their positive trend. Our operations in the Dominican Republic represented 2% and 2% in Dollar terms of our consolidated external revenues for the years ended December 31, 2023 and 2022, respectively. Our cement export volumes from our operations in the Dominican Republic, which represented 10% of our Dominican Republic cement sales volumes for the year ended December 31, 2023, of which 49% corresponded to external customer and 51% corresponded to transactions with other operating segments, increased 212% in 2023 compared to 2022. All of our cement export volumes from our operations in the Dominican Republic during 2023, which include both exports to external customers and exports to other operating segments, were to our Rest of SCA&C segment. As of December 31, 2023, our operations in Dominican Republic represented

CEMEX • 2023 20-F REPORT • 194

PART I

1% of our total assets in Dollar terms. Our average sales price of domestic cement of our operations in the Dominican Republic increased 9%, in Dominican Peso terms, in 2023 compared to 2022, and our average sales price of ready-mix concrete increased 18%, in Dominican Peso terms, over the same period.

The following chart indicates the breakdown of Dominican Republic external revenues by product, as applicable for the year ended December 31, 2023:

As a result of increases in ready-mix concrete sales volume and domestic cement and ready-mix concrete sales prices, partially offset by a decrease in domestic cement sales volume, external revenues from our operations in the Dominican Republic, in Dominican Peso terms, increased 8% in 2023 compared to 2022.

Rest of SCA&C

Our domestic cement volumes to external customers from our operations in the Rest of SCA&C segment decreased 3% in 2023 compared to 2022, while ready-mix concrete sales volumes increased 18% over the same period. Our cement export volumes from our operations in the Rest of SCA&C segment, which represented less than 1% of our Rest of SCA&C segment cement sales volumes for the year ended December 31, 2023, of which 100% corresponded to external customer, decreased 90% in 2023 compared to 2022. All of our cement export volumes from our operations in the Rest of SCA&C segment during 2023, were within the same region. Our revenues from our operations in the Rest of SCA&C segment represented 2% and 3% in Dollar terms of our consolidated external revenues for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, our operations in the Rest of SCA&C segment represented 1% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in the Rest of SCA&C segment increased 4% in Dollar terms, in 2023 compared to 2022, and our average sales price of ready-mix concrete decreased 4%, in Dollar terms, over the same period.

The following chart indicates the breakdown of Rest of SCA&C external revenues by product, as applicable for the year ended December 31, 2023:

As a result of increases in ready-mix concrete sales volumes and domestic cement sales price, partially offset by decreases in domestic cement sales volumes and ready-mix concrete sales price, external revenues of our operations in the Rest of SCA&C segment, in Dollar terms, increased 5% in 2023 compared to 2022.

CEMEX • 2023 20-F REPORT • 195

PART I

Other activities (Revenues)

Revenues from our other activities segment increased 10% in 2023 compared to 2022, in Dollar terms. Our revenues from our Other activities segment represented 2% and 3% in Dollar terms of our consolidated external revenues for the years ended December 31, 2023 and 2022, respectively.

Cost of Sales

Our cost of sales, including depreciation, increased 7%, from $10,755 million in 2022 to $11,527 million in 2023. As a percentage of revenues, cost of sales decreased from 69.0% in 2022 to 66.3% in 2023. The decrease as a percentage of revenues was mainly driven by easing cost headwinds, and operational efficiencies. Our cost of sales includes freight expenses of raw materials used in our producing plants.

Gross Profit

For the reasons described above, our gross profit increased 22% from $4,822 million in 2022 to $5,861 million in 2023. As a percentage of revenues, gross profit increased from 31.0% in 2022 to 33.7% in 2023. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described below, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within operating expenses as part of distribution and logistics expenses.

Operating expenses

Our operating expenses, which are represented by administrative, selling, distribution and logistics expenses, increased 15%, from $3,261 million in 2022 to $3,747 million in 2023. As a percentage of revenues, operating expenses increased from 21.0% in 2022 to 21.6% in 2023. The increase as a percentage of revenues resulted primarily from higher logistic and distribution expenses due to higher fuel costs, as well as higher payroll expenses due to salary increases and higher fees. Our operating expenses include expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sale, which are included as part of the operating expenses, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sale and the customers’ facilities, which are included as part of the line item “Distribution and logistics expenses.” For the years ended December 31, 2022 and 2023, selling expenses included as part of the line item “Operating expenses” amounted to $363 million and $411 million, respectively. As discussed above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution and logistics expenses, which in the aggregate represented costs of $1,824 million in 2022, and $1,951 million in 2023. As a percentage of revenues, distribution and logistics expenses decreased from 12% in 2022 to 11% in 2023.

Operating Earnings Before Other Expenses, Net

For the reasons described above, our operating earnings before other expenses, net increased 35% from $1,561 million in 2022 to $2,114 million in 2023. As a percentage of revenues, operating earnings before other expenses, net increased 2.1 percentage points, from 10.0% in 2022 to 12.1% in 2023. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a reporting segment basis.

CEMEX • 2023 20-F REPORT • 196

PART I

Depreciation and Amortization

During 2023, in Dollar terms, our depreciation and amortization amounted to $1,233 million and increased 10% in comparison to 2022. During 2023 our capital expenditures amounted to $1,417 million, a 4% increase compared to $1,362 million in 2022, due to higher assets base and changes in exchange rates. See the table on page 185 of this annual report and note 4.3 to the 2023 audited consolidated financial statements of Cemex, S.A.B. de C.V. included elsewhere in this annual report for a breakdown of depreciation and amortization by reportable segment.

Operating EBITDA

Operating EBITDA is the key financial measure used by our chief executive officer to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, Operating EBITDA is an indicator used by Cemex’s creditors to measure our ability to internally fund capital expenditures, as well as our ability to service or incur debt and comply with financial covenants under its financing agreements. We present “Operating EBITDA” by reportable segment in the table on page 185 of this annual report and in note 4.3 and 17.1 to the 2023 audited consolidated financial statements of Cemex, S.A.B. de C.V. included elsewhere in this annual report. Operating EBITDA is not a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS. Moreover, Operating EBITDA may not be comparable to other similarly titled measures of other companies.

Considering the effects mentioned above, our Operating EBITDA increased 25% from $2,681 million in 2022 to $3,347 million in 2023. As a percentage of revenues our Operating EBITDA margin (which management considers a relevant profitability measure despite Operating EBITDA margin not being a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS) increased from 17.2% in 2022 to 19.2% in 2023. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net and Operating EBITDA on a reporting segment basis.

For a reconciliation of Operating Earnings Before Other Expenses, Net to Operating EBITDA, see page 177 of this annual report under “Item 5—Operating and Financial Review and Prospects—Key Components of Results of Operations—Year Ended December 31, 2023 Compared to Year Ended December 31, 2022.”

Mexico

Our operating earnings before other expenses, net, from our operations in Mexico increased 16% in Mexican Peso terms and 32%, in Dollar terms, in 2023 compared to 2022. Our operating earnings before other expenses, net from our operations in Mexico represented 60% and 62% of our total operating earnings before other expenses, net for the years ended December 31, 2023 and 2022, respectively, in Dollar terms. The increase resulted primarily from strong volumes and pricing of our products. The recovery in cement volumes in 2023 was driven by the formal sector.

Moreover, in 2023 our Operating EBITDA from our operations in Mexico increased 15%, in Mexican Peso terms, and 31%, in Dollar terms, compared to 2022. In addition, our Operating EBITDA from our operations in Mexico represented 44% and 42% of our total consolidated Operating EBITDA for the years ended December 31, 2023 and 2022, respectively, in Dollar terms.

United States

Our operating earnings before other expenses, net, from our operations in the United States increased 82% in 2023 compared to 2022, in Dollar terms. Our operating earnings before other expenses, net from our operations in the United States represented 26% and 20% of our total operating earnings before other expenses, net for the years ended December 31, 2023 and 2022, respectively, in Dollar terms. The increase resulted primarily from an increase in our revenues in the United States segment due to the price strategy of our products and decelerating costs.

CEMEX • 2023 20-F REPORT • 197

PART I

In 2023, our Operating EBITDA from our operations in the United States increased 37%, in Dollar terms, compared to 2022. In addition, our Operating EBITDA from our operations in the United States represented 31% and 28% of our total consolidated Operating EBITDA for the year ended December 31, 2023 and 2022, respectively, in Dollar terms.

EMEAA

United Kingdom. Our operating earnings before other expenses, net, from our operations in the United Kingdom decreased 12%, in Pound terms and 10%, in Dollar terms, in 2023 compared to 2022. Our operating earnings before other expenses, net from our operations in the United Kingdom represented 6% and 9% of our total operating earnings before other expenses, net for the years ended December 31, 2023 and 2022, respectively, in Dollar terms. The decrease resulted primarily from lower volumes and higher costs of sale, due to higher electricity costs, as well as higher gas and coal prices and higher purchase cement. These increases in costs were partially offset by higher prices of our products.

Moreover, in 2023 our Operating EBITDA from our operations in the United Kingdom decreased 3%, in British Pounds terms, and 1%, in Dollar terms, compared to 2022. In addition, our Operating EBITDA from our operations in the United Kingdom represented 6% and 7% of our total consolidated Operating EBITDA for the year ended December 31, 2023 and 2022, respectively, in Dollar terms.

France. In 2023, our operating earnings before other expenses, net, from our operations in France decreased 111%, in Euro terms and 108%, in Dollar terms as compared to 2022. Our operating earnings before other expenses, net from our operations in France represented less than 1% and 1% of our total operating earnings before other expenses, net for the years ended December 31, 2023 and 2022, respectively, in Dollar terms. The decrease resulted primarily from the increase in our cost of sales, due to higher energy and raw material costs.

In 2023, our Operating EBITDA from our operations in France decreased 18%, in Euros terms, and 16%, in Dollar terms, compared to 2022. In addition, our Operating EBITDA from our operations in France represented 2% and 2% of our consolidated Operating EBITDA for the years ended December 31, 2023 and 2022, respectively, in Dollar terms.

Germany. In 2023, our operating earnings before other expenses, net, from our operations in Germany decreased 60%, in Euro terms and 58% in Dollar terms, as compared to 2022. Our operating earnings before other expenses, net from our operations in Germany represented less than 1% and 1% of our total operating earnings before other expenses, net for the years ended December 31, 2023 and 2022, respectively, in Dollar terms. The decrease resulted primarily from our cost of sales increase, mainly in energy, raw material and freight costs and lower revenues.

In 2023, our Operating EBITDA from our operations in Germany decreased 11%, in Euros terms, and 8%, in Dollar terms, compared to 2022. In addition, our Operating EBITDA from our operations in Germany represented 1% and 1% of our consolidated Operating EBITDA for the years ended December 31, 2023 and 2022, respectively, in Dollar terms.

Poland. In 2023, our operating earnings before other expenses, net, from our operations in Poland increased 10% in Euro terms and 14%, in Dollar terms, as compared to 2022. Our operating earnings before other expenses, net from our operations in Poland represented 2% and 3% of our total operating earnings before other expenses, net for the years ended December 31, 2023 and 2022, respectively, in Dollar terms. The increase resulted primarily from higher revenues due to higher prices in all of our business, partially offset by higher sale costs, especially energy and raw material.

Moreover, in 2023 our Operating EBITDA from our operations in Poland increased 9%, in Euros terms, and 13%, in Dollar terms, as compared to 2022. In addition, our Operating EBITDA from our operations in Poland represented 2%

CEMEX • 2023 20-F REPORT • 198

PART I

and 2% of our total consolidated Operating EBITDA for the years ended December 31, 2023 and 2022, respectively, in Dollar terms.

Spain. In 2023, our operating earnings before other expenses, net, from our operations in Spain increased 279% in Euro terms and 282%, in Dollar terms, as compared to 2022. Our operating earnings before other expenses, net from our operations in Spain represented 2% and (1%) of our total operating earnings before other expenses, net for the years ended December 31, 2023 and 2022, respectively, in Dollar terms. The increase resulted primarily from higher revenues due to price increases.

In 2023, our Operating EBITDA from our operations in Spain increased 850%, in Euros terms, and 1,083%, in Dollar terms, as compared to 2022. In addition, our Operating EBITDA from our operations in Spain represented 2% and less than 1% of our total consolidated Operating EBITDA for the years ended December 31, 2023 and 2022, respectively, in Dollar terms.

The Philippines. In 2023, our operating earnings before other expenses, net, from our operations in the Philippines decreased 95%, in Philippine Peso terms and 96%, in Dollar terms, as compared to 2022. Our operating earnings before other expenses, net from our operations in the Philippines represented less than 1% and 3% of our total operating earnings before other expenses, net for the years ended December 31, 2023 and 2022, respectively, in Dollar terms. The decrease resulted primarily from the decrease in our revenues, as well as the higher cost of sales.

Moreover, in 2023 our Operating EBITDA from our operations in the Philippines decreased 58%, in Philippine Peso terms, and 60%, in Dollar terms, as compared to 2022. In addition, our Operating EBITDA from our operations in the Philippines represented 1% and 3% of our total consolidated Operating EBITDA for the years ended December 31, 2023 and 2022, respectively, in Dollar terms.

Israel. In 2023, our operating earnings before other expenses, net, from our operations in Israel decreased 6% in Israeli New Shekel terms and 14%, in Dollar terms, as compared to 2022. Our operating earnings before other expenses, net from our operations in Israel represented 3% and 4% of our total operating earnings before other expenses, net for the years ended December 31, 2023 and 2022, respectively, in Dollar terms. The decrease in Israel operating earnings resulted primarily from the increase in raw materials costs, higher maintenance and increase in fuel prices.

In 2023, our Operating EBITDA from our operations in Israel decreased 12%, in Israeli New Shekel terms, and 20%, in Dollar terms, as compared to 2022. In addition, our Operating EBITDA from our operations in Israel represented 3% and 4% of our total consolidated Operating EBITDA for the years ended December 31, 2023 and 2022, respectively, in Dollar terms.

Rest of EMEAA. Our operating earnings before other expenses, net, from our operations in the Rest of EMEAA segment increased 56% in Euro terms and 62%, in Dollar terms, in 2023 compared to 2022. Our operating earnings before other expenses, net from our operations in the Rest of EMEAA segment represented 5% and 3% of our total operating earnings before other expenses, net for the years ended December 31, 2023 and 2022, respectively, in Dollar terms. This increase relates primarily to an increase in our revenues.

Moreover, our Operating EBITDA from our operations in the Rest of EMEAA segment increased 23%, in Euros terms, and 27%, in Dollar terms, in 2023 compared to 2022. In addition, our Operating EBITDA from our operations in the Rest of EMEAA segment represented 4% and 4% of our total consolidated Operating EBITDA for the years ended December 31, 2023 and 2022, respectively, in Dollar terms.

CEMEX • 2023 20-F REPORT • 199

PART I

SCA&C

Colombia. In 2023, our operating earnings before other expenses, net from our operations in Colombia decreased 2%, in Colombian Peso terms and remained flat, in Dollar terms, as compared to 2022. Our operating earnings before other expenses, net from our operations in Colombia represented 2% and 2% of our total operating earnings before other expenses, net for the years ended December 31, 2023 and 2022, respectively, in Dollar terms. The decrease resulted primarily from the increase in our cost of sales, mainly due to higher energy, fuel and raw material costs, partially offset by higher revenues.

Our Operating EBITDA from our operations in Colombia increased 1%, in Colombian Peso terms and 2%, in Dollar terms, in 2023 compared to 2022. In addition, our Operating EBITDA from our operations in Colombia represented 2% and 2% of our total consolidated Operating EBITDA for the years ended December 31, 2023 and 2022, respectively, in Dollar terms.

Panama. Our operating earnings before other expenses, net, from our operations in Panama increased 50% in 2023 compared to 2022, in Dollar terms. Our operating earnings before other expenses, net from our operations in Panama represented 1% and 1% of our total operating earnings before other expenses, net for the years ended December 31, 2023 and 2022, respectively, in Dollar terms. The increase resulted primarily from higher revenues due to higher prices.

Moreover, in 2023 our Operating EBITDA from our operations in Panama increased 25%, in Dollar terms, compared to 2022. In addition, our Operating EBITDA from our operations in Panama represented 1% and 1% of our total consolidated Operating EBITDA for the years ended December 31, 2023 and 2022, respectively, in Dollar terms.

Caribbean TCL. In 2023, our operating earnings before other expenses, net, from our operations in Caribbean TCL increased 1%, in Trinidad and Tobago Dollar terms and 2%, in Dollar terms, compared to 2022. Our operating earnings before other expenses, net from our Caribbean TCL operations represented 3% and 4% of our total operating earnings before other expenses, net for the years ended December 31, 2023 and 2022, respectively, in Dollar terms. The increase resulted primarily from an increase in our revenues.

In 2023, our Operating EBITDA from our operations in Caribbean TCL increased 5%, in Trinidad and Tobago Dollar terms, and 5%, in Dollar terms, compared to 2022. In addition, our Operating EBITDA from our operations in Caribbean TCL represented 2% and 3% of our total consolidated Operating EBITDA for the years ended December 31, 2023 and 2022, respectively, in Dollar terms.

Dominican Republic. In 2023, our operating earnings before other expenses, net, from our operations in the Dominican Republic increased 6%, in Dominican Peso terms and 4%, in Dollar terms, compared to 2022. Our operating earnings before other expenses, net from our operations in the Dominican Republic represented 6% and 8% of our total operating earnings before other expenses, net for the years ended December 31, 2023 and 2022, respectively, in Dollar terms. The increase was mainly due to an increase of our revenues, due to higher prices.

Moreover, in 2023 our Operating EBITDA from our operations in Dominican Republic increased 6%, in Dominican Peso terms, and 5%, in Dollar terms, compared to 2022. In addition, our Operating EBITDA from our operations in Dominican Republic represented 4% and 5% of our total consolidated Operating EBITDA for the years ended December 31, 2023 and 2022, respectively, in Dollar terms.

Rest of SCA&C. In 2023, our operating earnings before other expenses, net, from our operations in the Rest of SCA&C segment remained flat compared to 2022, in Dollar terms. Our operating earnings before other expenses, net from our operations in the Rest of SCA&C segment represented 4% and 5% of our total operating earnings before other expenses, net for the year ended December 31, 2023 and 2022, respectively, in Dollar terms. The increase that resulted from higher revenues was partially offset by an increase in our cost of sales.

CEMEX • 2023 20-F REPORT • 200

PART I

In 2023, our Operating EBITDA from our operations in the Rest of SCA&C segment remained flat, in Dollar terms, compared to 2022. In addition, our Operating EBITDA from our operations in the Rest of SCA&C segment represented 3% and 3% of our total consolidated Operating EBITDA for the years ended December 31, 2023 and 2022, respectively, in Dollar terms.

Other Expenses, Net. Our other expenses, net, decreased significantly, in Dollar terms, from an expense of $467 million in 2022 to an expense of $265 million in 2023. In 2023, we had a reduction of non-cash impairment losses from $442 million in 2022 to $43 million in 2023, including in 2022 impairment losses of goodwill of $365 million, of which $273 million related to our operating segment in the United States and $92 million to our operating segment in Spain. In 2023, we did not recognize any impairment losses of goodwill; nonetheless, we incurred impairment losses of $36 million on fixed assets and $7 million on other intangible assets. The reduction in impairment losses was partially offset by a higher loss in results from the sale of assets and others, net, due to a one-time gain of $48 million recognized in 2022 from the remeasurement at fair value of our previous controlling interest in Neoris at the time of sale. See notes 7, 15.1, 16.1 and 16.2 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

The most significant items included under this caption for the years ended December 31, 2022 and 2023, are as follows:

	For the Years Ended December 31,
	2022	2023
	(in millions of Dollars)

Results from the sale of assets and others, net	$9	$(219)

Impairment losses	(442)	(43)

Restructuring costs	(20)	(2)

Incremental expenses related to the COVID-19 pandemic	(14)	(1)

	$(467)	$(265)

Financial expense. Our financial expense increased 5%, from $505 million in 2022 to $531 million in 2023, primarily attributable to an increase in financial expenses related to leases and a higher financial expense from our securitization programs during 2023 compared to 2022. See note 17.1 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

Financial income and other items, net. Our financial income and other items, net, in Dollar terms, decreased 78%, from an income of $151 million in 2022 to an income of $33 million in 2023. The decrease is mainly due to a gain of $99 million in results from financial instruments, net in 2022, which was primarily due to a gain of $104 million recognized from debt tender offers, compared to a loss of $65 million in results from financial instruments, net, in 2023. This decrease was partially compensated by a higher gain in foreign exchange results in 2023 compared to 2022 that was mainly due to the fluctuation of the Mexican Peso against the Dollar. See notes 8.2 and 17.4 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

CEMEX • 2023 20-F REPORT • 201

PART I

The most significant items included under this caption for the years ended December 31, 2022 and 2023 are as follows:

	For the Year Ended December 31,
	2022	2023
	(in millions of Dollars)

Financial income and other items, net:

Foreign exchange results	$73	$144

Financial income	27	40

Results from financial instruments, net	99	(65)

Net interest cost of defined benefit liabilities	(29)	(44)

Effects of amortized cost on assets and liabilities	(32)	(42)

Others	13	—

	$151	$33

Income Taxes. Our income tax effect in the statements of income, which is comprised of current income taxes plus deferred income taxes, increased from an expense of $209 million in 2022 to an expense of $1,250 million in 2023. Our current income tax expense increased from $170 million in 2022 to $1,147 million in 2023, including an income tax penalty of $620 million originated in Spain and tax effects on foreign currency gains originated in Mexico (see “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters—Spain”). Our deferred income tax expense increased from a deferred income tax expense of $39 million in 2022 to a deferred income tax expense of $103 million in 2023, mainly associated with the amortization of tax losses and the deduction of deferred interest in the United States in 2023. See notes 20.1, 20.2, 20.3, and 20.4 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

For each of the years ended December 31, 2022 and 2023, our statutory income tax rate in Mexico was 30%. Considering the increase in our income tax expense in 2023 as compared to 2022 as described above, partially offset by the increase in our earnings before income tax from a gain of $770 million in 2022 to earnings before income tax of $1,449 million in 2023, our average effective income tax rate increased from an effective income tax rate of 27.1% in 2022 to an effective income tax rate of 86.3% in 2023. Our average effective tax rate equals the net amount of income tax expense divided by earnings before income taxes, as these line items are reported in our consolidated statement of income. See “Item 3—Key Information—Risk Factors—Risks Relating to Regulatory and Legal Matters—Certain tax matters may have a material adverse effect on our cash flow, financial condition, and net income, as well as on our reputation” and note 20.3 to our 2023 audited consolidated financial statements included elsewhere in this annual report.

Net Income from continuing operations. For the reasons described above, our net income from continuing operations for 2023 decreased from a net income from continuing operations of $561 million in 2022 to a net income from continuing operations of $199 million in 2023. As a percentage of revenues, net income from continuing operations represented 3.6% and 1.1% for the years ended as of December 31, 2022 and 2023, respectively.

Discontinued operations. For the year ended December 31, 2022, our discontinued operations included in our consolidated statements of income amounted to a net income from discontinued operations of $324 million. For the year ended December 31, 2023, we did not recognize discontinued operations. As a percentage of revenues, income of discontinued operations, net of tax, represented 2.1% for the year ended December 31, 2022. See note 4.2 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

Consolidated Net Income. For the reasons described above, including in 2023 the income tax penalty in Spain, our consolidated net income (before deducting the portion allocable to non-controlling interest) for 2023 decreased from a consolidated net income of $885 million in 2022 to a consolidated net income of $199 million in 2023. As a percentage

CEMEX • 2023 20-F REPORT • 202

PART I

of revenues, consolidated net income represented 5.7% and 1.1% for the years ended as of December 31, 2022 and 2023, respectively.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries.

Non-controlling interest net income decreased 37%, from an income of $27 million in 2022 to an income of $17 million in 2023, primarily attributable to a decrease in the net income of the consolidated entities in which others have a non-controlling interest and to the decrease in non-controlling interest due to the repurchase of shares in CLH and CHP. See note 21.4 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

Controlling Interest Net Income. Controlling interest net income represents the difference between our consolidated net income and non-controlling interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-associated third parties hold interests. For the reasons described above, our controlling interest net income decreased from a controlling interest net income of $858 million in 2022 to a controlling interest net income of $182 million in 2023. As a percentage of revenues, controlling interest net income, represented 5.5% and 1.0% for the years ended as of December 31, 2022 and 2023, respectively.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2022 compared to the year ended December 31, 2021 in our (i) domestic cement and ready-mix concrete sales volumes, which refer entirely to sales to external customers, as well as (ii) export sales volumes of cement, which include both sales to external customers and intragroup export sales from one reportable operating segment to another, and (iii) domestic cement and ready-mix concrete average sales prices for each of our reportable operating segments.

Reportable operating segments represent the components of Cemex that engage in business activities from which we may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. Cemex discloses its segment information presenting fifteen reportable operating segments under IFRS 8. We operate geographically and by line of business on a regional basis. For the reported periods, the Company’s operations were organized in four geographical regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) EMEAA, comprising 11 operating segments, of which four operating segments were aggregated into a single reportable operating segment as described below, and 4) SCA&C, comprising twelve operating segments, of which nine operating segments were aggregated into two reportable operating segments as described below. The accounting policies applied to determine the financial information by reporting segment are consistent with those described in note 28 to our 2023 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2022, considering similar regional and economic characteristics and/or materiality, such as: (a) the nature of the products and services, all related to construction materials and the construction industry, (b) the nature of the production processes, which are the same for cement, ready-mix concrete, aggregates and Urbanization Solutions, (c) the type of customers for their products or services, in all cases construction materials distributors and wholesalers, governments and big construction firms, and (d) the methods used to distribute their products or provide their services, which are very similar among the Company’s geographies using both third-party transportation for cement and aggregates and our own mixers fleet for ready-mix, certain operating segments have been aggregated and presented as single reportable segments. These reportable segments are as follows: (i) the “Rest of EMEAA”

CEMEX • 2023 20-F REPORT • 203

PART I

refers to Cemex’s operating segments and activities in the Czech Republic, Croatia, Egypt and the UAE; (ii) the “Rest of SCA&C” refers to Cemex’s operating segments and activities in Puerto Rico, Nicaragua, Jamaica, the Caribbean and Guatemala, excluding the operations of TCL; and (iii) the “Caribbean TCL” refers to TCL’s operating segments mainly in Trinidad and Tobago, Jamaica, Guyana and Barbados. The line item “Other activities,” included to reconcile the total of reportable segments with the consolidated amounts from continuing operations, refers to the following: (1) our cement trade maritime operations, (2) Cemex, S.A.B. de C.V., (3) other corporate entities and finance subsidiaries and (4) other minor subsidiaries with different lines of business.

The table below and the other volume data presented by reportable operating segment in this “Item 5—Operating and Financial Review and Prospects—Results of Operations—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” section present Domestic Sales Volumes of cement and ready-mix concrete, consisting entirely of sales to external customers, as well as Export Sales Volumes of cement to both external customers and other operating segments, and Average Domestic Sales Prices in Local Currency of cement and ready-mix concrete, which refer to sales to external customers.

	Domestic Sales Volumes		Export Sales Volumes (Intragroup Transactions)	Export Sales Volumes to External Customers	Average Domestic Sales Prices in Local Currency(1)
Reporting Segment	Cement	Ready-Mix Concrete	Cement	Cement	Cement	Ready-Mix Concrete

Mexico	-8%	+10%	+44%	-28%	+16%	+15%

United States	+1%	FLAT	—	—	+16%	+15%

EMEAA

United Kingdom	-5%	-9%	—	—	+37%	+30%

France	—	-4%	—	—	—	+7%

Germany	+8%	-6%	-17%	-85%	+17%	+9%

Poland	-4%	-3%	-12%	-88%	+24%	+22%

Spain	FLAT	-3%	+32%	-19%	+30%	+23%

Philippines	-10%	—	—	-35%	+9%	—

Israel	—	+4%	—	—	—	+10%

Rest of EMEAA	+8%	+3%	-99%	-25%	+27%	+22%

SCA&C

Colombia	-1%	+14%	—	—	+8%	+4%

Panama	+7%	+44%	+14%	+22%	-4%	+4%

Caribbean TCL	-2%	-35%	—	-8%	+13%	+8%

Dominican Republic	-7%	+10%	-48%	—	+18%	+12%

Rest of SCA&C	-19%	-33%	>+100%	-85%	+13%	-8%

“—”	= Not Applicable

(1)

Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For the purpose of our Rest of EMEAA reportable segment, which comprises Non-Euro segments, the weighted average variance in local currency is determined and presented in Euros at the exchange rates in effect as of the end of the reporting period. For the purpose of our Rest of SCA&C reportable segment, which comprises Non-Dollar segments, the weighted average variance in local currency is presented in Dollar terms at the exchange rates in effect as of the end of the reporting period. Weighted average changes for the Rest of EMEAA and Rest of SCA&C reportable segments are based on total sales volumes in the respective segment.

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

The following tables present selected financial information for revenues of both external revenues and revenues including intragroup transactions, as well as operating earnings before other expenses, net and Operating EBITDA for

CEMEX • 2023 20-F REPORT • 204

PART I

each of our reporting segments for the years ended December 31, 2021 and 2022. Variations in revenues determined on the basis of Dollars include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Dollar; therefore, such variations differ substantially from those based solely on the countries’ local currencies.

As mentioned above, our “Operating EBITDA” is the financial measure used by our CEO and other management when assessing segment performance and profitability and deciding how to allocate resource, and our “Operating Earnings Before Other Expenses, Net” is the closest line item to Operating EBITDA presented in our statements of income under IFRS included elsewhere in this annual report and is a stepping stone for calculating Operating EBITDA by adding back depreciation and amortization.

Reporting Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	Revenues including intragroup transactions For the Years Ended		Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	External Revenues For the Years Ended
				2021	2022				2021	2022

Mexico	+9%	+2%	+11%	$3,466	$3,842	+7%	+3%	+10%	$3,324	$3,642

United States	+16%	—	+16%	4,359	5,038	+16%	—	+16%	4,355	5,034

EMEAA

United Kingdom	+17%	-13%	+4%	940	982	+17%	-12%	+5%	940	982

France	+2%	-12%	-10%	863	781	+2%	-12%	-10%	863	781

Germany	+16%	-13%	+3%	472	485	+16%	-13%	+3%	429	439

Poland	+17%	-14%	+3%	405	419	+17%	-13%	+4%	399	415

Spain	+20%	-14%	+6%	359	382	+17%	-13%	+4%	334	346

Philippines	-2%	-9%	-11%	424	379	-2%	-9%	-11%	424	379

Israel	+12%	-5%	+7%	785	840	+12%	-5%	+7%	785	840

Rest of EMEAA	+29%	-15%	+14%	618	707	+30%	-15%	+15%	613	706

SCA&C

Colombia	+11%	-13%	-2%	437	429	+11%	-13%	-2%	437	429

Panama	+23%	—	+23%	121	149	+18%	—	+18%	98	115

Caribbean TCL	+8%	FLAT	+8%	280	302	+8%	FLAT	+8%	273	294

Dominican Republic	+12%	+4%	+16%	299	348	+13%	+5%	+18%	291	342

Rest of SCA&C	-15%	—	-15%	465	394	-11%	—	-11%	444	393

Reportable Segments	—	—	—	—	—	+8%	—	+8%	14,009	15,137

Other Activities	—	—	—	—	—	+19%	—	+19%	370	440

Total Consolidated	—	—	—	—	—	+8%	—	+8%	$14,379	$15,577

“—”	= Not Applicable

CEMEX • 2023 20-F REPORT • 205

PART I

(1)

Represents the variation in local currency terms. For the purposes of our Rest of EMEAA reportable segment, which comprises Non-Euro segments, the weighted average variance in local currency is determined and presented in Euros at the exchange rates in effect as of the end of the reporting period. For the purposes of our Rest of SCA&C reportable segment, which comprises Non-Dollar segments, the weighted average variance in local currency is presented in Dollar at the exchange rates in effect as of the end of the reporting period.

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

(1)

We include the line item titled “Operating earnings before other expenses, net” in our statements of income under IFRS considering that it is a subtotal relevant for the determination of our “Operating EBITDA” (Operating earnings before other expenses, net plus depreciation and amortization) as described in note 2 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

(2)

Operating EBITDA is the financial measure used by our chief executive officer to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, Operating EBITDA is a measure used by our creditors to review our ability to internally fund capital expenditures, to review our ability to service or incur debt and to comply with financial covenants under our financing agreements, as described in note 17 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report. Our Operating EBITDA is not a measure of operating performance, an alternative to cash flow or a measure of financial position under IFRS. Moreover, Operating EBITDA may not be comparable to other similarly titled measures of other companies.

Revenues. Our consolidated revenues increased 8%, from $14,379 million in 2021 to $15,577 million in 2022. The increase in our revenues was mainly attributable to the higher prices of our products in local currency across all regions and higher ready-mix and aggregates volumes. Set forth below is a quantitative and qualitative analysis of the various factors affecting our revenues on a reporting segment basis. To allow the analysis of each reportable segment on a stand-alone basis, our discussion of volume data and revenues information below is presented in both external revenues and revenues before eliminations resulting from consolidation, as described in note 4.3 to our 2023 audited consolidated financial statements included elsewhere in this annual report.

Mexico

Our domestic cement sales volumes to external customers from our operations in Mexico decreased 8% in 2022 compared to 2021, and ready-mix concrete sales volumes increased 10% over the same period. Our revenues from our operations in Mexico represented 23% and 23% in Dollar terms of our consolidated external revenues for the years ended December 31, 2022 and 2021, respectively. During 2022, bagged cement demand normalized from the

CEMEX • 2023 20-F REPORT • 206

PART I

pandemic peak related to home improvements and government social spending, as well as inflationary pressures impacting retail consumption. The country continues to experience a pickup in the formal economy, and bulk cement and ready-mix volumes benefited from nearshoring investments in border states and tourism construction. Our cement export volumes from our operations in Mexico, which represented 14% of our Mexican cement sales volumes for the year ended December 31, 2022, of which 23% corresponded to external customers and 77% corresponded to transactions with other operating segments, increased 17% in 2022 compared to 2021, mainly due to higher exports to the United States. Of our total cement export volumes from our operations in Mexico during 2022, which include both exports to external customers and exports to other operating segments, 92% was shipped to the United States and 8% to our SCA&C segment. As of December 31, 2022, our operations in Mexico represented 15% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in Mexico increased 16%, in Mexican Peso terms, in 2022 compared to 2021, and our average sales price of ready-mix concrete increased 15%, in Mexican Peso terms, over the same period.

The following chart indicates the breakdown of Mexico external revenues by product, as applicable for the year ended December 31, 2022:

As a result of increases in domestic cement and ready-mix concrete sales prices, an increase in ready-mix concrete sales volumes and ready-mix concrete sales volumes, and an increase in cement exports sales, partially offset by a decrease in domestic cement sales volumes, our external revenues in Mexico, in Mexican Peso terms, increased 7% in 2022 compared to 2021.

United States

Our domestic cement sales volumes to external customers from our operations in the United States increased 1% in 2022 compared to 2021, and ready-mix concrete sales volumes remained flat over the same period. The increase in domestic cement sales volumes was primarily attributable to strong demand momentum in a largely sold-out domestic market. Our operations in the United States represented 32% and 30% in Dollar terms of our consolidated external revenues for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, our operations in the United States represented 48% of our total assets in Dollar terms. Our average domestic cement sales prices of our operations in the United States increased 16%, in Dollar terms, in 2022 compared to 2021, and our average ready-mix concrete sales price increased 15%, in Dollar terms, over the same period.

CEMEX • 2023 20-F REPORT • 207

PART I

The following chart indicates the breakdown of United States external revenues by product, as applicable for the year ended December 31, 2022:

As a result of increases in domestic cement sales volumes and sales prices and ready-mix concrete sales prices, external revenues from our operations in the United States, in Dollar terms, increased 16% in 2022 compared to 2021.

EMEAA

In 2022, our operations in the EMEAA region consisted of our operations in the United Kingdom, France, Germany, Poland, Spain, Philippines and Israel, which represent the most significant operations in this region, in addition to the Rest of EMEAA segment. Our revenues from our operations in the EMEAA region represented 31% and 33% in Dollar terms of our consolidated external revenues for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, our operations in the EMEAA region represented 23% of our total assets in Dollar terms. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the EMEAA region.

The following chart indicates the geographic breakdown of EMEAA region external revenues by reporting segment, as applicable for the year ended December 31, 2022:

United Kingdom

Our domestic cement sales volumes to external customers from our operations in the United Kingdom decreased 5% in 2022 compared to 2021, and ready-mix concrete sales volumes decreased 9% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes reflected a decline in the market activity for the second half of the year, as the United Kingdom economy weakened and suffered severe weather for the months of November and December. Our operations in the United Kingdom represented 6% and 7% in Dollar terms of our consolidated external revenues for the years ended December 31, 2022 and 2021, respectively. As of December 31,

CEMEX • 2023 20-F REPORT • 208

PART I

2022, our operations in the United Kingdom represented 5% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in the United Kingdom increased 37%, in Pound terms, in 2022 compared to 2021, and our average sales price of ready-mix concrete increased 30%, in Pound terms, over the same period.

The following chart indicates the breakdown of United Kingdom external revenues by product, as applicable for the year ended December 31, 2022:

As a result of increases in domestic cement and ready-mix concrete sales prices, external revenues from our operations in the United Kingdom, in Pound terms, increased 17% in 2022 compared to 2021.

France

Our ready-mix concrete sales volumes to external customers from our operations in France decreased 4% in 2022 compared to 2021. The decrease in volumes reflected a tight and dynamic supply and demand market. Our operations in France represented 5% and 6% in Dollar terms of our consolidated external revenues for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, our operations in France represented 4% of our total assets in Dollar terms. Our average sales price of ready-mix concrete of our operations in France increased 7%, in Euro terms, in 2022 compared to 2021.

The following chart indicates the breakdown of France external revenues by product, as applicable for the year ended December 31, 2022:

As a result of an increase in ready-mix concrete sales prices, partially offset by a decrease in ready-mix concrete sales volumes, external revenues from our operations in France, in Euro terms, increased 2% in 2022 compared to 2021.

Germany

Our domestic cement sales volumes to external customers from our operations in Germany increased 8% in 2022 compared to 2021, and ready-mix concrete sales volumes decreased 6% over the same period. The increase in

CEMEX • 2023 20-F REPORT • 209

PART I

domestic cement sales volumes was mainly originated by an unfavorable weather condition in 2021 and the decrease in ready-mix concrete was mainly due to slowing demand in all markets. Our operations in Germany represented 3% and 3% in Dollar terms of our consolidated external revenues for the years ended December 31, 2022 and 2021, respectively. Our cement export volumes from our operations in Germany, which represented 20% of our Germany cement sales volumes for the year ended December 31, 2022, of which 5% corresponded to external customers and 95% corresponded to transactions with other operating segments, decreased 32% in 2022 compared to 2021, mainly due to lower volumes exported to Poland and Norway. All of our cement export volumes from our operations in Germany during 2022, which included both exports to external customers and exports to other operating segment, were to our EMEAA region. As of December 31, 2022, our operations in Germany represented 2% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in Germany increased 17%, in Euro terms, in 2022 compared to 2021, and our average sales price of ready-mix concrete increased 9%, in Euro terms, over the same period.

The following chart indicates the breakdown of Germany external revenues by product, as applicable for the year ended December 31, 2022:

As a result of increases in domestic cement sales volumes and increases in sales prices, partially compensated by a decrease in ready-mix concrete sales volumes, external revenues from our operations in Germany, in Euro terms, increased 16% in 2022 compared to 2021.

Poland

Our domestic cement sales volumes to external customers from our operations in Poland decreased 4% in 2022 compared to 2021, and ready-mix concrete sales volumes decreased 3% over the same period. The decrease in domestic cement and ready-mix concrete sales volumes was mainly due to price increases and project delays. Our operations in Poland represented 3% and 3% in Dollar terms of our consolidated external revenues for the years ended December 31, 2022 and 2021, respectively. Our cement export volumes from our operations in Poland, which represented 1% of our Poland cement sales volumes for the year ended December 31, 2022, of which 1% corresponded to external customers and 99% corresponded to transactions with other operating segments, decreased 13% in 2022 compared to 2021. All of our cement export volumes from our operations in Poland during 2022, which included both exports to external customers and exports to other operating segments, were to our Rest of EMEAA segment. As of December 31, 2022, our operations in Poland represented 1% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in Poland increased 24%, in Euro terms, in 2022 compared to 2021, and our average sales price of ready-mix concrete increased 22%, in Euro terms, over the same period.

CEMEX • 2023 20-F REPORT • 210

PART I

The following chart indicates the breakdown of Poland external revenues by product, as applicable for the year ended December 31, 2022:

As a result of increases in domestic cement and ready-mix concrete sales prices, partially offset by decreases in domestic cement and ready-mix concrete sales volumes, external revenues from our operations in Poland, in Euro terms, increased 17% in 2022 compared to 2021.

Spain

Our domestic cement sales volumes to external customers from our operations in Spain remained flat in 2022 compared to 2021, while ready-mix concrete sales volumes decreased 3% over the same period. The decreases in ready-mix concrete sales volumes were mainly driven by lower construction activity in all regions. Our operations in Spain represented 2% and 2% in Dollar terms of our consolidated external revenues for the years ended December 31, 2022 and 2021, respectively. Our cement export volumes from our operations in Spain, which represented 29% of our Spain cement sales volumes for the year ended December 31, 2022, of which 36% corresponded to external customers and 64% corresponded to transactions with other operating segments, increased 8% in 2022 compared to 2021, due to higher export volumes to United Kingdom. Of our total cement export volumes from our operations in Spain during 2022, which included both exports to external customers and exports to other operating segment, 99% was shipped to the United Kingdom and 1% to the Rest of EMEAA region. As of December 31, 2022, our operations in Spain represented 2% of our total assets in Dollar terms. Our average sales price of domestic cement of our operations in Spain increased 30%, in Euro terms, in 2022 compared to 2021, and our average sales price of ready-mix concrete increased 23%, in Euro terms, over the same period.

The following chart indicates the breakdown of Spain external revenues by product, as applicable for the year ended December 31, 2022:

As a result of increases in domestic cement and ready-mix concrete sales prices, partially offset by a decrease in ready-mix concrete sales volume, external revenues from our operations in Spain, in Euro terms, increased 17% in 2022 compared to 2021.

CEMEX • 2023 20-F REPORT • 211

PART I

The Philippines

Our domestic cement sales volumes to external customers from our operations in the Philippines decreased 10% in 2022 compared to 2021. The decrease in domestic cement volumes was mainly due to public and private projects experiencing financial constraints due to the increasing cost of materials. Delays in government releasing additional funds and approvals of new public projects, as well as loss of volumes related to price increase in July. Our cement export volumes from our operations in the Philippines, which represented less than 1% of our Philippines’ cement sales volumes for the year ended December 31, 2022, of which 100% corresponded to external customers export revenue, decreased 35% in 2022 compared to 2021. All of our cement exports from our operations in Philippines during 2022 were to the Rest of EMEAA segment. Our revenues from our operations in the Philippines represented 2% and 3% in Dollar terms of our consolidated external revenues for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, our operations in the Philippines represented 3% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in the Philippines increased 9%, in Philippine Peso terms, in 2022 compared to 2021.

The following chart indicates the breakdown of Philippines external revenues by product, as applicable for the year ended December 31, 2022:

As a result of a decrease in domestic cement sales volumes, partially compensated by an increase in sales prices, external revenues of our operations in the Philippines, in Philippine Peso terms, decreased 2% in 2022 compared to 2021.

Israel

Our ready-mix concrete sales volumes to external customers from our operations in Israel increased 4% in 2022 compared to 2021. Our operations in Israel represented 5% and 5% in Dollar terms of our consolidated external revenues for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, our operations in Israel represented 3% of our total assets in Dollar terms. Our average sales price of ready-mix concrete of our operations in Israel increased 10%, in Israeli New Shekel terms, in 2022 compared to 2021.

CEMEX • 2023 20-F REPORT • 212

PART I

The following chart indicates the breakdown of Israel external revenues by product, as applicable for the year ended December 31, 2022:

As a result of increases in ready-mix concrete sales volumes and prices, external revenues from our operations in Israel, in Israeli New Shekel terms, increased 12% in 2022 compared to 2021.

Rest of EMEAA

Our domestic cement sales volumes to external customers from our operations in the Rest of EMEAA segment increased 8% in 2022 compared to 2021, and ready-mix concrete sales volumes increased 3% over the same period. Our cement export volumes from our operations in the Rest of EMEAA segment, which represented 6% of our Rest of EMEAA segment cement sales volumes for the year ended December 31, 2022, of which 99% corresponded to external customers and 1% corresponded to transactions with other operating segments, decreased 34% in 2022 compared to 2021. Of our total cement export volumes from our operations in the Rest of EMEAA segment during 2022, which include both exports to external customers and exports to other operating segment, 99% was shipped to countries in the EMEAA region and 1% was to Poland. Our revenues from our operations in the Rest of EMEAA segment represented 5% and 4% in Dollar terms of our consolidated external revenues for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, our operations in the Rest of EMEAA represented 3% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in the Rest of EMEAA segment increased 27%, in Euro terms, in 2022 compared to 2021, and our average sales price of ready-mix concrete increased 22%, in Euro terms, over the same period.

The following chart indicates the breakdown of Rest of EMEAA external revenues by product, as applicable for the year ended December 31, 2022:

As a result of increases in domestic cement and ready-mix concrete sales volumes, as well, as increases in domestic cement and ready-mix concrete sales prices, external revenues in the Rest of EMEAA segment, in Euro terms, increased 30%, in 2022 compared to 2021.

CEMEX • 2023 20-F REPORT • 213

PART I

SCA&C

In 2022, our operations in the SCA&C region consisted of our operations in Colombia, Panama, the Dominican Republic, our Caribbean TCL operations, which represent our most significant operations in this region, and the Rest of SCA&C segment. Our revenues from our operations in the SCA&C region represented 11% and 11% in Dollar terms of our consolidated external revenues for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, our operations in the SCA&C region represented 8% of our total assets, in Dollar terms. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the SCA&C region.

The following chart indicates the geographic breakdown of SCA&C region external revenues by reporting segment, as applicable for the year ended December 31, 2022:

Colombia

Our domestic cement sales volumes to external customers from our operations in Colombia decreased 1% in 2022 compared to 2021, and ready-mix concrete sales volumes increased 14% over the same period. The decrease in cement sales volume in Colombia was mainly due to our prices increasing and our ready-mix concrete sales volume increasing in tandem due to the recovery of the concrete industry, mainly supported by formal sector demand, in industrial and residential. Our revenues from our operations in Colombia represented 3% and 3% in Dollar terms of our consolidated external revenues for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, our operations in Colombia represented 3% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in Colombia increased 8%, in Colombian Peso terms, in 2022 compared to 2021, and our average sales price of ready-mix concrete increased 4%, in Colombian Peso terms, over the same period.

The following chart indicates the breakdown of Colombia external revenues by product, as applicable for the year ended December 31, 2022:

As a result of increases in ready-mix concrete sales volumes and increases in domestic cement and ready-mix concrete sales prices, partially offset by a decrease in domestic cement sales volume, external revenues of our operations in Colombia, in Colombian Peso terms, increased 11% in 2022 compared to 2021.

CEMEX • 2023 20-F REPORT • 214

PART I

Panama

Our domestic cement sales volumes to external customers from our operations in Panama increased 7% in 2022 compared to 2021, and ready-mix concrete sales volumes increased 44% over the same period. The increases in domestic cement and ready-mix concrete sales volumes in Panama were mainly due to increased activity in the infrastructure sector, largely due to work related to a third metro line. Our cement export volumes from our operations in Panama, which represented 62% of our Panama cement sales volumes for the year ended December 31, 2022, of which 34% corresponded to external customers and 66% corresponded to transactions with other operating segments, increased 16% in 2022 compared to 2021. All of our cement exports from our operations in Panama during 2022, which included both exports to external customers and exports to other operating segments, were to the Rest of EMEAA segment. Our revenues from our operations in Panama represented 1% and 1% in Dollar terms of our consolidated external revenues for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, our operations in Panama represented 1% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in Panama decreased 4% in Dollar terms, in 2022 compared to 2021, and our average sales price of ready-mix concrete increased 4%, in Dollar terms, over the same period.

The following chart indicates the breakdown of Panama external revenues by product, as applicable for the year ended December 31, 2022:

As a result of increases in domestic cement sales volumes and ready-mix concrete sales volumes and sales price, partially offset by a decrease in domestic cement sales price, external revenues of our operations in Panama, in Dollar terms, increased 18% in 2022 compared to 2021.

Caribbean TCL

Our domestic cement sales volumes to external customers from our operations in Caribbean TCL decreased 2% in 2022 compared to 2021, and ready-mix concrete sales volumes decreased 35% over the same period. The decreases in cement and ready-mix sales volume came from lower demand. Our revenues from our operations in Caribbean TCL represented 2% and 2% in Dollar terms of our consolidated external revenues for the years ended December 31, 2022 and 2021, respectively. Our cement export volumes from our operations in Caribbean TCL segment represented 19% of our Caribbean TCL cement sales volumes for the year ended December 31, 2022, of which 100% corresponded to external customers, decreased 8% in 2022 compared to 2021. All of our cement exports from our operations in Caribbean TCL during 2022 were to the Rest of SCA&C segment. As of December 31, 2022, our operations in Caribbean TCL represented 2% of our total assets in Dollar terms. Our average sales price of domestic cement of our operations in Caribbean TCL increased 13%, in Trinidad and Tobago Dollar terms, in 2022 compared to 2021, and our average sales price of ready-mix concrete increased 8%, in Trinidad and Tobago Dollar terms, over the same period.

CEMEX • 2023 20-F REPORT • 215

PART I

The following chart indicates the breakdown of Caribbean TCL external revenues by product, as applicable for the year ended December 31, 2022:

As a result of increases in domestic cement and ready-mix concrete sales prices, partially offset by decreases in domestic cement and ready-mix concrete sales volumes, external revenues of our operations in Caribbean TCL, in Trinidad and Tobago Dollar terms, increased 8% in 2022 compared to 2021.

Dominican Republic

Our domestic cement sales volumes to external customers from our operations in the Dominican Republic decreased 7% in 2022 compared to 2021, while ready-mix concrete sales volumes increased 10% over the same period. The decrease in our domestic cement sales volumes in the Dominican Republic region was mainly due to a drop in retail cement demand, partially offset by higher bulk cement demand related to tourism projects. Domestic cement and ready-mix sales prices continued their positive trend. Our operations in the Dominican Republic represented 2% and 2% in Dollar terms of our consolidated external revenues for the years ended December 31, 2022 and 2021, respectively. Our cement export volumes from our operations in the Dominican Republic, which represented 3% of our Dominican Republic cement sales volumes for the year ended December 31, 2022, of which 100% corresponded to transactions with other operating segments, decreased 48% in 2022 compared to 2021. All of our cement export volumes from our operations in the Dominican Republic during 2022, were to our Rest of SCA&C segment. As of December 31, 2022, our operations in Dominican Republic represented 1% of our total assets in Dollar terms. Our average sales price of domestic cement of our operations in the Dominican Republic increased 18%, in Dominican Peso terms, in 2022 compared to 2021, and our average sales price of ready-mix concrete increased 12%, in Dominican Peso terms, over the same period.

The following chart indicates the breakdown of Dominican Republic external revenues by product, as applicable for the year ended December 31, 2022:

As a result of increases in ready-mix concrete sales volume and domestic cement and ready-mix concrete sales prices, partially offset by a decrease in domestic cement sales volume, external revenues from our operations in the Dominican Republic, in Dominican Peso terms, increased 13% in 2022 compared to 2021.

CEMEX • 2023 20-F REPORT • 216

PART I

Rest of SCA&C

Our domestic cement volumes to external customers from our operations in the Rest of SCA&C segment decreased 19% in 2022 compared to 2021, and ready-mix concrete sales volumes decreased 33% over the same period. Our cement export volumes from our operations in the Rest of SCA&C segment, which represented less than 1% of our Rest of SCA&C segment cement sales volumes for the year ended December 31, 2022, decreased 35% in 2022 compared to 2021. Also, 23% of our cement export volumes from our operations in the Rest of SCA&C segment corresponded to external customers and 77% corresponded to transactions with other operating segment. All of our cement export volumes from our operations in the Rest of SCA&C segment during 2022, which include both exports to external customers and exports to other operating segments, were within the same region. Our revenues from our operations in the Rest of SCA&C segment represented 3% and 3% in Dollar terms of our consolidated external revenues for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, our operations in the Rest of SCA&C segment represented 1% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in the Rest of SCA&C segment increased 13% in Dollar terms, in 2022 compared to 2021, and our average sales price of ready-mix concrete decreased 8%, in Dollar terms, over the same period.

The following chart indicates the breakdown of Rest of SCA&C external revenues by product, as applicable for the year ended December 31, 2022:

As a result of decreases in domestic cement and ready-mix concrete sales volumes and ready-mix concrete sales price, external revenues of our operations in the Rest of SCA&C segment, in Dollar terms, decreased 11% in 2022 compared to 2021.

Other activities (Revenues)

Revenues from our Other activities segment increased 19%, in 2022 compared to 2021, in Dollar terms. The increase resulted mainly from higher revenues from our trading operations. Our revenues from our Other activities segment represented 3% and 3% in Dollar terms of our consolidated external revenues for the years ended December 31, 2022 and 2021, respectively. For the year ended December 31, 2022, our trading operations represented 69% of our revenues in our Other activities segment, in Dollar terms.

Cost of Sales

Our cost of sales, including depreciation, increased 10%, from $9,743 million in 2021 to $10,755 million in 2022. As a percentage of revenues, cost of sales increased from 67.8% in 2021 to 69.0% in in 2022. Our cost of sales includes freight expenses of raw materials used in our producing plants.

CEMEX • 2023 20-F REPORT • 217

PART I

Gross Profit

For the reasons described above, our gross profit increased 4% from $4,636 million in 2021 to $4,822 million in 2022. As a percentage of revenues, gross profit decreased from 32.2% in 2021 to 31.0% in 2022. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described below, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within operating expenses as part of distribution and logistics expenses.

Operating Expenses

Our operating expenses, which are represented by administrative, selling, distribution and logistics expenses, increased 12%, from $2,917 million in 2021 to $3,261 million in 2022. As a percentage of revenues, operating expenses increased from 20.3% in 2021 to 20.9% in 2022. The increase as a percentage of revenues resulted primarily from higher logistic and distribution expenses due to higher fuel costs. Our operating expenses include expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sale, which are included as part of the operating expenses, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sale and the customers’ facilities, which are included as part of the line item “Distribution and logistics expenses.” For the years ended December 31, 2021 and 2022, selling expenses included as part of the line item “Operating expenses” amounted to $322 million and $363 million, respectively. As discussed above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution and logistics expenses, which in the aggregate represented costs of $1,637 million in 2021 and $1,824 million in 2022. As a percentage of revenues, distribution and logistics expenses increased from 11% in 2021 to 12% in 2022.

Operating Earnings Before Other Expenses, Net

For the reasons described above, our operating earnings before other expenses, net decreased 9% from $1,719 million in 2021 to $1,561 million in 2022. As a percentage of revenues, operating earnings before other expenses, net decreased two percentage points, from 12.0% in 2021 to 10.0% in 2022. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a reporting segment basis.

Depreciation and Amortization

During 2022, in Dollar terms, our depreciation and amortization amounted to $1,120 million and remained flat compared to 2021. During 2022, our capital expenditures amounted to $1,362 million, a 24% increase compared to $1,094 million in 2021, due to higher assets base, offset by the effects of changes in the exchange rates to our main currencies against the dollar. See the table on page 206 of this annual report and note 4.3 to the 2023 audited consolidated financial statements of Cemex, S.A.B. de C.V. included elsewhere in this annual report for a breakdown of depreciation and amortization by reportable segment.

Operating EBITDA

Operating EBITDA is the key financial measure used by our chief executive officer to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, Operating EBITDA is an indicator used by Cemex’s creditors of our ability to internally fund capital expenditures and to measure our ability to service or incur debt and comply with financial covenants under its financing agreements. We present “Operating EBITDA” by

CEMEX • 2023 20-F REPORT • 218

PART I

reportable segment in the table on page 206 of this annual report and in notes 4.3 and 17.1 to the 2023 audited consolidated financial statements of Cemex, S.A.B. de C.V. included elsewhere in this annual report. Operating EBITDA is not a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS. Moreover, Operating EBITDA may not be comparable to other similarly titled measures of other companies.

Considering the effects mentioned above, our Operating EBITDA decreased 6% from $2,839 million in 2021 to $2,681 million in 2022. As a percentage of revenues our Operating EBITDA margin (which management considers a relevant profitability measure despite Operating EBITDA margin not being a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS) decreased from 20% in 2021 to 17% in 2022. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net and Operating EBITDA on a reporting segment basis.

For a reconciliation of Operating Earnings Before Other Expenses, Net to Operating EBITDA, see page 177 under “Item 5—Operating and Financial Review and Prospects—Key Components of Results of Operations—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021.”

Mexico

Our operating earnings before other expenses, net, from our operations in Mexico decreased 6%, in Mexican Peso terms and 4%, in Dollar terms, in 2022 compared to 2021. Our operating earnings before other expenses, net from our operations in Mexico represented 62% and 58% of our total operating earnings before other expenses, net for the years ended December 31, 2022 and 2021, respectively, in Dollar terms. The decrease resulted primarily from the increase in our cost of sales and operating expenses due to inflation, partially offset by an increase in revenues driven by home improvements and governmental social spending.

Moreover, in 2022 our Operating EBITDA from our operations in Mexico decreased 4%, in Mexican Peso terms, and 3%, in Dollar terms, compared to 2021. In addition, our Operating EBITDA from our operations in Mexico represented 42% and 41% of our total consolidated Operating EBITDA for the years ended December 31, 2022 and 2021, respectively, in Dollar terms.

United States

Our operating earnings before other expenses, net, from our operations in the United States decreased 2% in 2022 compared to 2021, in Dollar terms. Our operating earnings before other expenses, net from our operations in the United States represented 20% and 18% of our total operating earnings before other expenses, net for the years ended December 31, 2022 and 2021, respectively, in Dollar terms. The decrease resulted primarily from the increase in our cost of sales due to higher imports and higher costs of fuel and raw material, partially offset by an increase in our revenues in the United States segment.

In 2022, our Operating EBITDA from our operations in the United States decreased 2%, in Dollar terms, compared to 2021. In addition, our Operating EBITDA from our operations in the United States represented 29% and 27% of our total consolidated Operating EBITDA for the years ended December 31, 2022 and 2021, respectively, in Dollar terms.

EMEAA

United Kingdom. Our operating earnings before other expenses, net, from our operations in the United Kingdom increased 110%, in Pound terms and 88%, in Dollar terms, in 2022 compared to 2021. Our operating earnings before other expenses, net from our operations in the United Kingdom represented 9% and 4% of our total operating

CEMEX • 2023 20-F REPORT • 219

PART I

earnings before other expenses, net for the years ended December 31, 2022 and 2021, respectively, in Dollar terms. The increase resulted primarily from the increase in our revenues in the United Kingdom, partially offset by higher costs of sale, due to increase in imported clinker, purchase cement and higher electricity, fuel and raw material costs.

In 2022, our Operating EBITDA from our operations in the United Kingdom increased 57%, in British Pound terms, and 38%, in Dollar terms, compared to 2021. In addition, our Operating EBITDA from our operations in the United Kingdom represented 7% and 5% of our total consolidated Operating EBITDA for the years ended December 31, 2022 and 2021, respectively, in Dollar terms.

France. Our operating earnings before other expenses, net, from our operations in France decreased 68%, in Euro terms, and 70%, in Dollar terms, in 2022 compared to 2021. Our operating earnings before other expenses, net from our operations in France represented 1% and 3% of our total operating earnings before other expenses, net for the years ended December 31, 2022 and 2021, respectively, in Dollar terms. The decrease resulted primarily from the increase in our cost of sales, due to higher energy and raw material costs and higher distribution and logistics expenses.

Moreover, in 2022 our Operating EBITDA from our operations in France decreased 25%, in Euro terms, and 32%, in Dollar terms, compared to 2021. In addition, our Operating EBITDA from our operations in France represented 2% and 3% of our total consolidated Operating EBITDA for the years ended December 31, 2022 and 2021, respectively, in Dollar terms.

Germany. Our operating earnings before other expenses, net, from our operations in Germany decreased 64%, in Euro terms, and 71%, in Dollar terms, in 2022 compared to 2021. Our operating earnings before other expenses, net from our operations in Germany represented 1% and 2% of our total operating earnings before other expenses, net for the years ended December 31, 2022 and 2021, respectively, in Dollar terms. The decrease resulted primarily from our cost of sales increase, mainly in energy, raw material and freight costs.

In 2022, our Operating EBITDA from our operations in Germany decreased 33%, in Euro terms, and 42%, in Dollar terms, compared to 2021. In addition, our Operating EBITDA from our operations in Germany represented 2% and 2% of our total consolidated Operating EBITDA for the years ended December 31, 2022 and 2021, respectively, in Dollar terms.

Poland. Our operating earnings before other expenses, net, from our operations in Poland decreased 1%, in Euro terms and 13%, in Dollar terms, in 2022 compared to 2021. Our operating earnings before other expenses, net from our operations in Poland represented 3% and 3% of our total operating earnings before other expenses, net for the years ended December 31, 2022 and 2021, respectively, in Dollar terms. The decrease resulted primarily from higher operational costs, such as energy and raw material costs, purchase clinker costs and higher freight costs due to fuel price increases.

In 2022, our Operating EBITDA from our operations in Poland decreased 1%, in Euro terms, and 12%, in Dollar terms, compared to 2021. In addition, our Operating EBITDA from our operations in Poland represented 2% and 3% of our total consolidated Operating EBITDA for the years ended December 31, 2022 and 2021, respectively, in Dollar terms.

Spain. Our operating loss before other expenses, net, from our operations in Spain decreased 38%, in Euro terms and 44%, in Dollar terms, in 2022 compared to 2021. Our operating loss before other expenses, net from our operations in Spain represented a loss of $22 million and a loss of $39 million, which were negative impacts of 1% and 2% of our total operating earnings before other expenses, net for the years ended December 31, 2022 and 2021, respectively, in Dollar terms. The decrease resulted primarily from higher revenues due to price increases, which were partially offset by the higher cost of sales, mainly higher electric power, raw material and fuel costs.

CEMEX • 2023 20-F REPORT • 220

PART I

Moreover, in 2022 our Operating EBITDA from our operations in Spain decreased more than 100%, in Euro terms, and more than 100%, in Dollar terms, compared to 2021. In addition, our Operating EBITDA from our operations in Spain represented less than 1% and less than 1% of our total consolidated Operating EBITDA for the years ended December 31, 2022 and 2021, respectively, in Dollar terms.

The Philippines. Our operating earnings before other expenses, net, from our operations in the Philippines decreased 31%, in Philippine Peso terms and 36%, in Dollar terms, in 2022 compared to 2021. Our operating earnings before other expenses, net from our operations in the Philippines represented 3% and 4% of our total operating earnings before other expenses, net for the years ended December 31, 2022 and 2021, respectively, in Dollar terms. The decrease resulted primarily from the decrease in our revenues, as well as the higher cost of sales.

In 2022, our Operating EBITDA from our operations in the Philippines decreased 19%, in Philippine Peso terms, and 26%, in Dollar terms, compared to 2021. In addition, our Operating EBITDA from our operations in the Philippines represented 3% and 4% of our total consolidated Operating EBITDA for the years ended December 31, 2022 and 2021, respectively, in Dollar terms.

Israel. Our operating earnings before other expenses, net, from our operations in Israel increased 16%, in Israeli New Shekel terms and decreased 4%, in Dollar terms, in 2022 compared to 2021. Our operating earnings before other expenses, net from our operations in Israel represented 4% and 4% of our total operating earnings before other expenses, net for the years ended December 31, 2022 and 2021, respectively, in Dollar terms. The increase in Israel operating earnings resulted primarily from the increase in our revenues.

In 2022, our Operating EBITDA from our operations in Israel increased 12%, in Israeli Shekel terms, and decreased 2%, in Dollar terms, compared to 2021. In addition, our Operating EBITDA from our operations in Israel represented 4% and 4% of our total consolidated Operating EBITDA for the years ended December 31, 2022 and 2021, respectively, in Dollar terms.

Rest of EMEAA. Our operating earnings before other expenses, net, from our operations in the Rest of EMEAA segment increased 123%, in Euro terms and 97%, in Dollar terms, in 2022 compared to 2021. Our operating earnings before other expenses, net from our operations in the Rest of EMEAA segment represented 3% and 2% of our total operating earnings before other expenses, net for the years ended December 31, 2022 and 2021, respectively, in Dollar terms. This increase relates primarily to an increase in our revenues.

Moreover, in 2022 our Operating EBITDA from our operations in the Rest of EMEAA segment increased 49%, in Euro terms, and 33%, in Dollar terms, compared to 2021. In addition, our Operating EBITDA from our operations in the Rest of EMEAA segment represented 4% and 3% of our total consolidated Operating EBITDA for the years ended December 31, 2022 and 2021, respectively, in Dollar terms.

SCA&C

Colombia. Our operating earnings before other expenses, net, from our operations in Colombia decreased 31%, in Colombian Peso terms and 39%, in Dollar terms, in 2022 compared to 2021. Our operating earnings before other expenses, net from our operations in Colombia represented 2% and 4% of our total operating earnings before other expenses, net for the years ended December 31, 2022 and 2021, respectively, in Dollar terms. The decrease resulted primarily from the increase in our cost of sales, mainly due to higher energy, fuel and raw material costs.

In 2022, our Operating EBITDA from our operations in Colombia decreased 21%, in Colombian Peso terms, and 30%, in Dollar terms, compared to 2021. In addition, our Operating EBITDA from our operations in Colombia represented 2% and 3% of our total consolidated Operating EBITDA for the years ended December 31, 2022 and 2021, respectively, in Dollar terms.

CEMEX • 2023 20-F REPORT • 221

PART I

Panama. Our operating earnings before other expenses, net, from our operations in Panama decreased 20%, in Dollar terms, in 2022 compared to 2021. Our operating earnings before other expenses, net from our operations in Panama represented 1% and 1% of our total operating earnings before other expenses, net for the years ended December 31, 2022 and 2021, respectively, in Dollar terms. The decrease resulted primarily from the increase in our cost of sales, such as fuel and raw materials.

In 2022, our Operating EBITDA from our operations in Panama decreased 10%, in Dollar terms, compared to 2021. In addition, our Operating EBITDA from our operations in Panama represented 1% and 1% of our total consolidated Operating EBITDA for the years ended December 31, 2022 and 2021, respectively, in Dollar terms.

Caribbean TCL. Our operating earnings before other expenses, net, from our operations in Caribbean TCL increased 25%, in Trinidad and Tobago Dollar terms and 24% in Dollar terms, in 2022 compared to 2021. Our operating earnings before other expenses, net from our Caribbean TCL operations represented 4% and 3% of our total operating earnings before other expenses, net for the years ended December 31, 2022 and 2021, respectively, in Dollar terms. The increase resulted primarily from an increase in our revenues.

Moreover, in 2022 our Operating EBITDA from our operations in Caribbean TCL increased 15%, in Trinidad and Tobago Dollar terms, and 14%, in Dollar terms, compared to 2021. In addition, our Operating EBITDA from our operations in Caribbean TCL represented 3% and 2% of our total consolidated Operating EBITDA for the years ended December 31, 2022 and 2021, respectively, in Dollar terms.

Dominican Republic. Our operating earnings before other expenses, net, from our operations in the Dominican Republic remained flat, in Dominican Peso terms and increased 3% in Dollar terms, in 2022 compared to 2021. Our operating earnings before other expenses, net from our operations in the Dominican Republic represented 8% and 7% of our total operating earnings before other expenses, net for the years ended December 31, 2022 and 2021, respectively, in Dollar terms. The increase in our revenues was offset by higher operating expenses and costs of sales.

In 2022, our Operating EBITDA from our operations in Dominican Republic remained flat, in Dominican Peso terms, and increased 4%, in Dollar terms, compared to 2021. In addition, our Operating EBITDA from our operations in Dominican Republic represented 5% and 5% of our total consolidated Operating EBITDA for the years ended December 31, 2022 and 2021, respectively, in Dollar terms.

Rest of SCA&C. Our operating earnings before other expenses, net, from our operations in the Rest of SCA&C segment decreased 21% in 2022 compared to 2021, in Dollar terms. Our operating earnings before other expenses, net from our operations in the Rest of SCA&C segment represented 5% and 6% of our total operating earnings before other expenses, net for the years ended December 31, 2022 and 2021, respectively, in Dollar terms. The decrease resulted primarily from lower revenues.

Moreover, in 2022 our Operating EBITDA from our operations in the Rest of SCA&C segment decreased 18%, in Dollar terms, compared to 2021. In addition, our Operating EBITDA from our operations in the Rest of SCA&C segment represented 4% and 4% of our total consolidated Operating EBITDA for the years ended December 31, 2022 and 2021, respectively, in Dollar terms.

Others. Our operating loss before other expenses, net, from our operations in our Other activities segment increased 33% in 2022 compared to 2021, in Dollar terms. The increase in the operating loss before other expenses, net resulted primarily from an increase in cost of sales, partially offset by higher revenues.

Other Expenses, Net. Our other expenses, net, increased significantly, in Dollar terms, from an expense of $82 million in 2021 to an expense of $467 million in 2022. The increase in our other expenses, net, in 2022 resulted

CEMEX • 2023 20-F REPORT • 222

PART I

primarily from an income in 2021 for the sale of 12.3 million emission allowances for a total of $600 million. In 2022, we had a reduction of non-cash impairment losses from $513 million in 2021 to $442 million in 2022. In 2022, impairment losses includes aggregate impairment losses of goodwill of $365 million related to the operating segments in the United States and Spain, as well as impairment losses of fixed assets of $77 million, while the aggregate non-cash impairment losses of 2021 included impairment losses of goodwill of $440 million related to the operating segments in Spain, the United Arab Emirates and the information technology business, impairment losses of internally developed software capitalized in prior years and other intangible assets of $53 million, as well as impairment losses of fixed assets of $43 million. Moreover, we had an increase in our restructuring cost in the year ended December 31, 2022 compared to the same period in 2021. See notes 7, 15.1, 16.1 and 16.2 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

The most significant items included under this caption for the years ended December 31, 2021 and 2022, are as follows:

	For the Years Ended December 31,
	2021	2022
	(in millions of Dollars)

Results from the sale of assets and others, net	$(126)	$9

Impairment losses	(513)	(442)

Restructuring costs	(17)	(20)

Incremental expenses related to the COVID-19 pandemic	(26)	(14)

Sale of CO2 allowances	600	—

	$(82)	$(467)

Financial expense. Our financial expenses decreased 12%, from $576 million in 2021 to $505 million in 2022, primarily attributable to a decrease in our financial debt during 2022 compared to 2021. See note 17.1 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

Financial income and other items, net. Our financial income and other items, net, in Dollar terms, changed significantly from an expense of $161 million in 2021 to an income of $151 million in 2022. The decrease was mainly due to a gain of $104 million from debt tender offers and other market transactions reducing debt during the year and a gain in foreign exchange results in 2022 compared to a loss in 2021 that was mainly due to the fluctuation of the Mexican Peso against the Dollar. See notes 8.2 and 17.4 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

The most significant items included under this caption for the years ended December 31, 2021 and 2022 are as follows:

	For the Year Ended December 31,
	2021	2022
	(in millions of Dollars)

Financial income and other items, net:

Foreign exchange results	$(35)	$73

Financial income	22	27

Results from financial instruments, net	(88)	99

Net interest cost of defined benefit liabilities	(31)	(29)

Effects of amortized cost on assets and liabilities	(28)	(32)

Others	(1)	13

	$(161)	$151

CEMEX • 2023 20-F REPORT • 223

PART I

Income Taxes. Our income tax effect in the statements of income, which is comprised of current income taxes plus deferred income taxes, increased from an expense of $137 million in 2021 to $209 million in 2022. Our current income tax expense decreased from $172 million in 2021 to $170 million in 2022, mainly as a result of a decrease in taxes in Spain, partially offset by increases in taxes in Colombia and the Philippines. Our deferred income tax income increased from a deferred income tax benefit of $35 million in 2021 to a deferred income tax expense of $39 million in 2022, mainly associated with the amortization of tax losses in Mexico and the United States in 2022. See notes 20.1, 20.2, 20.3 and 20.4 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

For each of the years ended December 31, 2021 and 2022, our statutory income tax rate in Mexico was 30%. Considering a decrease in our earnings before income tax from a gain of $954 million in 2021 to earnings before income tax of $770 million in 2022, as well as differences between accounting and tax expenses, our average effective income tax rate increased from an effective income tax rate of 14.4% in 2021 to an effective income tax rate of 27.1% in 2022. Our average effective tax rate equals the net amount of income tax expense divided by earnings before income taxes, as these line items are reported in our consolidated statements of operations. See “Item 3—Key Information—Risk Factors—Risks Relating to Regulatory and Legal Matters—Certain tax matters may have a material adverse effect on our cash flow, financial condition, and net income, as well as on our reputation” and note 20.3 to our 2023 audited consolidated financial statements included elsewhere in this annual report.

Net Income from continuing operations. For the reasons described above, our net income from continuing operations for 2022 decreased from a net income from continuing operations of $817 million in 2021 to a net income from continuing operations of $561 million in 2022. As a percentage of revenues, net income from continuing operations represented 6% and 4% for the years ended as of December 31, 2021 and 2022, respectively.

Discontinued operations. For the years ended December 31, 2021 and 2022, our discontinued operations included in our consolidated statements of income amounted to a net loss from discontinued operations of $39 million and a net income from discontinued operations of $324 million, respectively. As a percentage of revenues, loss of discontinued operations, net of tax, represented 0.3% for the year ended as of December 31, 2021 and the income of discontinued operations, net of tax, represented 2% for the year ended as of December 31, 2022. See note 4.2 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

Consolidated Net Income. For the reasons described above, our consolidated net income (before deducting the portion allocable to non-controlling interest) for 2022 increased from a consolidated net income of $778 million in 2021 to a consolidated net income of $885 million in 2022. As a percentage of revenues, consolidated net income represented 5% and 6% for the years ended as of December 31, 2021 and 2022, respectively.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries.

Non-controlling interest net income increased 8%, from an income of $25 million in 2021 to an income of $27 million in 2022, primarily attributable to an increase in the net income of the consolidated entities in which others have a non-controlling interest. See note 21.4 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

Controlling Interest Net Income. Controlling interest net income represents the difference between our consolidated net income and non-controlling interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-associated third parties hold interests. For the reasons described above, our controlling interest net income increased from a controlling interest net income of $753 million in 2021 to a controlling

CEMEX • 2023 20-F REPORT • 224

PART I

interest net income of $858 million in 2022. As a percentage of revenues, controlling interest net income, represented 5% for the year ended as of December 31, 2021 and controlling interest net income, represented 6% for the year ended as of December 31, 2022.

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through the operation of our subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, among other risks, any one of which may materially decrease our net income and cash from operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, loans, proceeds of debt and equity offerings and proceeds from asset sales, including our account receivables securitizations. Our consolidated cash flows provided by operating activities from continuing operations were $2,500 million in 2021, $2,150 million in 2022, and $3,278 million in 2023. See our statements of cash flows included elsewhere in this annual report. Cemex management is of the opinion that working capital is sufficient for our current requirements.

Sources and Uses of Cash

Our review of sources and uses of cash below refers to nominal amounts included in our consolidated statements of cash flows for years ended December 31, 2021, 2022, and 2023.

CEMEX • 2023 20-F REPORT • 225

PART I

Our primary sources and uses of cash during the years ended December 31, 2021, 2022, and 2023 were as follows:

	Year Ended December 31,
	2021	2022	2023
	(in millions of Dollars)

Operating Activities

Consolidated net income	778	885	199

Discontinued operations	(39)	324	—

Net income from continuing operations	817	561	199

Adjustments to the cash flow other than changes in working capital	1,826	1,979	2,887

Changes in working capital, excluding income taxes	(143)	(390)	192

Cash flows provided by operating activities from continuing operations	2,500	2,150	3,278

Interest expense and income taxes paid	(694)	(681)	(1,119)

Net cash flows provided by operating activities from continuing operations	1,806	1,469	2,159

Net cash flows provided by operating activities from discontinued operations	37	6	—

Net cash flows provided by operating activities after interest and income taxes	1,843	1,475	2,159

Investing Activities

Purchase of property, machinery and equipment, net	(776)	(909)	(968)

Acquisition of intangible assets, net	(192)	(151)	(207)

Disposal (acquisition) of subsidiaries, net	122	341	(189)

Proceed from the sale of emission allowances	600	—	—

Non-current assets and others, net	(10)	(12)	24

Net cash flows used in investing activities from continuing operations	(256)	(731)	(1,340)

Net cash flows used in investing activities from discontinued operations	(17)	(1)	—

Net cash flows used in investing activities	(273)	(732)	(1,340)

Financing Activities

Proceeds from new debt instruments	3,960	2,006	2,938

Debt repayments	(5,897)	(2,420)	(3,840)

Issuance of subordinated notes	994	—	992

Other financial obligations, net	(288)	(197)	(274)

Own shares repurchase program	—	(111)	—

Share in trust for future deliveries under share-based compensation	—	(36)	(45)

Changes in non-controlling interests and repayment of perpetual debentures	(447)	(14)	(62)

Derivative financial instruments	(41)	34	(189)

Coupons on subordinated notes and coupons on perpetual debentures	(24)	(51)	(120)

Non-current liabilities, net	(109)	(172)	(101)

Net cash flows used in financing activities	(1,852)	(961)	(701)

Increase (decrease) in cash and cash equivalents from continuing operations	(302)	(223)	118

Increase in cash and cash equivalents from discontinued operations	20	5	—

Foreign currency translation effect on cash	(55)	100	11

Cash and cash equivalents at beginning of period	950	613	495

Cash and cash equivalents at end of period	613	495	624

Year ended December 31, 2023

During 2023, excluding the positive foreign currency effect of our balances of cash and cash equivalents generated during the period of $11 million, there was an increase in cash and cash equivalents from continuing operations of $118 million. This increase was the result of our net cash flows provided by operating activities from continuing

CEMEX • 2023 20-F REPORT • 226

PART I

operations, which, after interest expense and income taxes paid in cash of $1,119 million, amounted to $2,159 million, partially offset by our net cash flows used in investing activities from continuing operations of $1,340 million and our net cash flows used in financing activities of $701 million.

For the year ended December 31, 2023, our net cash flows provided by operating activities included cash flows generated in working capital, excluding income taxes, of $192 million. This amount was primarily comprised of cash flows provided from other accounts payable and accrued expenses of $175 million, cash flows provided by inventories of $68 million and cash flows provided by other accounts receivable and other assets of $21 million. Thus, the aggregate amount of cash flows provided by operating activities amounted to $264 million. Cash flows provided by operating activities was partially offset by cash flows used in trade accounts payable of $45 million and cash flows used in trade accounts receivables of $27 million. Thus, the aggregate amount of cash flows resulted in $72 million. During the year ended December 31, 2023, our cash flows provided by operating activities from continuing operations before interest expense and income tax paid of $3,278 million increased by 52% or $1,128 million, compared to 2022. This increase was mainly the result of (i) a decrease in working capital of $582 million in 2023, compared to 2022, which was due to a decrease in inventories of $532 million resulting from lower levels of pet coke and coal inventories, (ii) a decrease in trade accounts receivable of $181 million, which resulted from higher collections, mainly in the United States, Israel and the United Kingdom, (iii) an increase in other accounts payable and accrued expenses of $160 million and (iv) a decrease in other accounts receivable and other assets of $44 million, partially compensated by a decrease in trade accounts payable of $335 million, which resulted from a decrease of spending, and in the United States higher payments along with lower purchases, in addition to higher primary fuels shipments in 2022 compared to 2023.

Considering the reasons mentioned above, during 2023, the increase in cash and cash equivalents was the result of our net cash flows provided by operating activities from continuing operations after interest and income taxes paid in cash of $1,119 million. Our net cash flows provided by operating activities from continuing operations after interest and income taxes paid in cash, amounted to $2,159 million and was partially offset by (i) our net cash flows used in investing activities from continuing activities of $1,340 million, which was primarily comprised of purchase of property, machinery and equipment, net, acquisition of intangible assets, and acquisition (disposal) of subsidiaries, net, for an aggregate amount of $1,364 million, also partially offset by non-current assets and others, net, for an amount of $24 million; and (ii) our net cash flows used in financing activities of $701 million, which include debt repayments, other financial obligations, net, changes in non-controlling interest, coupons on subordinated notes, shares in trust for future deliveries under share-based compensation, derivative financial instruments and non-current liabilities, net, for an aggregate amount of $4,631 million, partially offset by proceeds from new debt instruments and issuance of 9.125% Subordinated Notes for an aggregate amount of $3,930 million.

Year ended December 31, 2022

During 2022, excluding the positive foreign currency effect of our balances of cash and cash equivalents generated during the period of $100 million, there was a decrease in cash and cash equivalents from continuing operations of $223 million. This decrease was the result of our net cash flows used in financing activities of $961 million and our net cash flows used in investing activities from continuing operations of $731 million, partially offset by our net cash flows provided by operating activities from continuing operations, which, after interest expense and income taxes paid in cash of $681 million, amounted to $1,469 million.

For the year ended December 31, 2022, our net cash flows provided by operating activities included cash flows applied in working capital, excluding income taxes, of $390 million, which was primarily comprised of cash flows used in trade receivables of $208 million, cash flows used in inventories of $464 million and cash flows used in other accounts receivables and other assets, net of $23 million, for an aggregate amount of cash flows used of $695 million.

CEMEX • 2023 20-F REPORT • 227

PART I

Cash flows used in operating activities was partially offset by cash flows provided from trade payables of $290 million and cash flows provided from other accounts payable and accrued expenses of $15 million for an aggregate amount of cash flows provided by operating activities of $305 million. During the year ended December 31, 2022, our cash flows provided by operating activities from continuing operations before interest expense and income tax paid of $2,150 million decreased by 14% or $350 million, compared to the previous year. This reduction was mainly the result of (i) an increase in working capital of $247 million in 2022, compared to 2021, which was due to an increase in trade accounts receivable of $188 million, which resulted from greater sales in 2022 in comparison to 2021 after the COVID-19 Pandemic, (ii) an increase in inventories of $123 million resulting from stocking of critical supplies and spare parts compared to 2021, which resulted from supply chain delays in the aftermath of the COVID-19 Pandemic, partially compensated by a decrease in other accounts payable and accrued expenses net of other accounts receivable and other assets of $64 million.

Considering the reasons mentioned above, during 2022, the decrease in cash and cash equivalents was the result of (i) our net cash flows used in financing activities of $961 million, which include debt repayments, other financial obligations, net, changes in non-controlling interest, coupons on subordinated notes, share repurchase program, shares in trust for future deliveries under share-based compensation and non-current liabilities, net, for an aggregate amount of $3,001 million, partially offset by proceeds from new debt instruments and derivative financial instruments for an aggregate amount of $2,040 million; and (ii) our net cash flows used in investing activities from continuing activities of $731 million, which was primarily comprised of purchase of property, machinery and equipment, net, acquisition of intangible assets, and non-current assets and others, net, for an aggregate amount of $1,072 million partially offset by proceeds from disposal of subsidiaries and assets held for sale, net, for an amount of $341 million, partially offset by our net cash flows provided by operating activities from continuing operations after interest and income taxes paid in cash of $681 million, amounted to $1,469 million.

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

For the year ended December 31, 2021, our net cash flows provided by operating activities included cash flows applied in working capital, excluding income taxes, of $143 million, which was primarily comprised of cash flows used in trade receivables of $20 million, cash flows used in inventories of $341 million and cash flows used in other accounts payable and accrued expenses of $166 million, for an aggregate amount of $527 million. Cash flows used in operating activities was partially offset by cash flows provided from other accounts receivable and other assets of $94 million and cash flows provided from trade accounts payables of $290 million for an aggregate amount of cash flows provided by operating activities of $384 million. During the year ended December 31, 2021, our cash flows provided by operating activities from continuing operations before interest expense and income tax paid of $2,500 million increased by 6% or $152 million, compared to the previous year. This increase was mainly the result of an increase of net income from continuing operations of $2,163 million, partially compensated by an increase in working capital of $342 million in 2021, compared to 2020, which was due to (i) an increase in inventories of $365 million resulting from higher levels in all regions, (ii) an increase in trade accounts receivable of $45 million, which resulted from higher sales across the regions, and (iii) an increase in other accounts payable and accrued expenses of $318 million, partially compensated by an increase in trade accounts payable of $270 million, which resulted from payment holds in December 2019 that were paid during the first quarter of 2022, mainly in the United States.

CEMEX • 2023 20-F REPORT • 228

PART I

Considering the reasons mentioned above, during 2021, the decrease in cash and cash equivalents was the result of (i) our net cash flows used in financing activities of $1,852 million, which include debt repayments, other financial obligations, net, changes in non-controlling interest and repayment of perpetual debentures, derivative financial instruments, coupons on Perpetual Debentures and subordinated notes, and non-current liabilities, net, for an aggregate amount of $6,806 million, partially offset by proceeds from new debt instruments and issuance of $1,000 million of our 5.125% subordinated notes with no fixed maturity (the “5.125% Subordinated Notes” and, together with the 9.125% Subordinated Notes, the “Subordinated Notes”) for an aggregate amount of $4,954 million; and (ii) our net cash flows used in investing activities from continuing activities of $256 million, which was primarily comprised of purchase of property, machinery and equipment, net, acquisition of intangible assets, and non-current assets and others, net, for an aggregate amount of $978 million partially offset by proceeds from disposal of subsidiaries and assets held for sale, net, and sale of emission allowance for an aggregate amount of $722 million, partially offset by our net cash flows provided by operating activities from continuing operations after interest and income taxes paid in cash of $694 million, amounted to $1,806 million.

As of December 31, 2023, we had the following lines of credit, of which the only committed portion refers to the revolving credit facility under the Amended 2021 Credit Agreement, at annual interest rates ranging between 5.36% and 6.56%, depending on the negotiated currency:

	Lines of Credit	Available
	(in millions of Dollars)

Other lines of credit in foreign subsidiaries	401	274

Other lines of credit from banks	774	774

Revolving credit facility Amended 2021 Credit Agreement	2,000	1,400

	3,175	2,448

As of December 31, 2023, we had $1,400 million available in our committed revolving credit tranche under the Amended 2021 Credit Agreement. In connection with other lines of credit from banks, such uncommitted amounts are subject to the lenders’ availability. We expect that this, in addition to our proven capacity to continually refinance and replace short-term obligations, will enable us to meet any liquidity risk in the short term.

We have in the past (see “Presentation of Financial Information,” “Item 3—Key Information,” “Item 5—Operating and Financial Review and Prospects—Results of Operations—Selected Consolidated Financial Information,” “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Relevant Transactions Related to Our Indebtedness in 2023,” and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Indebtedness”) and may from time to time in the future, subject to restrictions under our debt agreements and instruments, and depending upon market conditions and other factors our senior management deems relevant, refinance or repurchase our debt in privately negotiated or open market transactions, by tender offer or otherwise, at prices and on terms we deem appropriate (which may be at, above or below par), using cash generated from our operating activities or from the proceeds of asset sales or debt or capital transactions.

CEMEX • 2023 20-F REPORT • 229

PART I

Capital Expenditures

Our capital expenditures incurred for the years ended December 31, 2022 and 2023 and our expected capital expenditures during the year ended December 31, 2024, which include an allocation to 2024 of a portion of our total future committed amount, are as follows:

	Actual for the Year Ended December 31,		Estimated for the Year Ended December 31,
	2022	2023	2024
	(in millions of Dollars)

Mexico	265	264	311

United States	551	521	549

EMEAA:

United Kingdom	74	107	67

France	57	44	40

Germany	33	47	38

Poland	33	44	39

Spain	27	38	58

Philippines	72	85	116

Israel	37	41	66

Rest of EMEAA	55	75	68

SCA&C:

Colombia	45	76	121

Panama	19	13	10

Caribbean TCL	16	18	52

Dominican Republic	18	16	20

Rest of SCA&C	20	25	36

Others	40	3	9

Total consolidated	1,362	1,417	1,600

Of which:

Expansion capital expenditures	474	420	1,000

Base capital expenditures	888	997	600

For the years ended December 31, 2022 and 2023 we recognized $1,362 million and $1,417 million in capital expenditures from our continuing operations, respectively. As of December 31, 2023, in connection with our significant projects, we had capital expenditure commitments of $1,600 million, an amount that is expected to be incurred during 2024, based on the evolution of the related projects.

Our Indebtedness

As of December 31, 2023, our indebtedness as presented in the statement of financial position which does not include $2,000 million aggregate principal amount of Subordinated Notes, amounted to $8,164 million (principal amount $8,210 million, excluding deferred issuance costs) of total debt plus other financial obligations. Of our total debt plus other financial obligations, 12% was current (including current maturities of non-current debt) and 88% was non-current. As of December 31, 2023, 70% of our total debt plus other financial obligations was Dollar-denominated, 15% was Euro-denominated, 2% was Pound Sterling-denominated, 10% was Mexican Peso-denominated, 2% was Philippine Peso-denominated and 1% was denominated in other currencies. See notes 17.1 and 17.2 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

CEMEX • 2023 20-F REPORT • 230

PART I

On July 19, 2017, Cemex, S.A.B. de C.V. and certain of its subsidiaries entered into the a facilities agreement for an amount in different currencies equivalent to $4.1 billion (in aggregate) (the “2017 Facilities Agreement”), the proceeds of which were used to refinance in full the indebtedness incurred under a credit agreement entered into with nine banks in 2014 and other debt repayment obligations, allowing us to increase the then average life of our syndicated bank debt to approximately 4.3 years with a final maturity in July 2022. The indebtedness incurred under the 2017 Facilities Agreement ranked equally in right of payment with certain of our other indebtedness, pursuant to the terms of an intercreditor agreement, dated September 17, 2012, among Cemex, S.A.B. de C.V. and certain of its subsidiaries named therein, Citibank Europe PLC, UK Branch (formerly Citibank International plc), as facility agent, the financial institutions, noteholders and other entities named therein and Wilmington Trust (London) Limited, as security agent (as amended and restated from time to time, the “Intercreditor Agreement”). At the time, Cemex, S.A.B. de C.V. and certain of its subsidiaries pledged collateral and all proceeds thereof to secure our payment obligations under the 2017 Facilities Agreement, our then-senior secured notes and under several other of our financing arrangements (the “Collateral”). The subsidiaries whose shares made up the Collateral collectively own, directly or indirectly, substantially all our operations worldwide. As of December 31, 2023, the Collateral has been released and the Intercreditor Agreement is no longer in effect, as described below.

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

On November 4, 2019, we amended and restated by an amendment and restatement agreement the 2017 Facilities Agreement. These amendments (together, the “November 2019 Facilities Agreement Amendments”) included: amendments providing for an additional basket of up to $500 million that could only be used for buy-backs of shares or securities that represented shares of Cemex, S.A.B. de C.V.; amendments providing for a new allowance for disposals of non-controlling interest in subsidiaries that are not obligors (as defined in the 2017 Facilities Agreement) under the 2017 Facilities Agreement of up to $100 million per calendar year; amendments relating to the implementation of corporate reorganizations in Mexico, Europe and in the Trinidad Cement Group (as defined in the 2017 Facilities Agreement); and amendments to the consolidated leverage ratio and the consolidated coverage ratio (as defined and calculated in the 2017 Facilities Agreement) to increase Cemex’s flexibility.

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

Under the October 2020 Facilities Agreement Amendments, we also redenominated $313 million of previous Dollar exposure under the term loans that were part of the 2017 Facilities Agreement to Mexican Pesos, as well as $82

CEMEX • 2023 20-F REPORT • 231

PART I

million to Euros. Aside from the new Mexican Pesos tranche that was created under the 2017 Facilities Agreement, which included a lower interest rate margin grid, pricing for all other tranches under the 2017 Facilities Agreement remained unchanged.

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

As Cemex reported a Consolidated Leverage Ratio of 3.75x or less for the quarterly periods ending on March 31, 2021 and June 30, 2021, Cemex complied with all requirements for the automatic release of the liens on the Collateral securing its indebtedness under the 2017 Facilities Agreement and, in turn, its then-senior secured notes that benefited from the same Collateral. The Collateral was released on October 6, 2021 and, at the time, consisted of the shares of COM, Cemex España and CIH. The then-senior secured notes that previously benefitted from the Collateral were the 2.750% Euro-denominated Notes due 2024, the March 2026 Euro Notes, the November 2029 Dollar Notes, the June 2027 Dollar Notes, the September 2030 Dollar Notes, and the July 2031 Dollar Notes. As of December 31, 2023, the June 2027 Dollar Notes had been fully redeemed.

Additionally, the aforementioned Collateral release caused the automatic termination of the Intercreditor Agreement governing the rights of certain of Cemex and its subsidiaries’ creditors in accordance with its terms.

Amended 2021 Credit Agreement

On October 29, 2021, Cemex, S.A.B. de C.V. entered into a New York-law credit agreement for up to $3.25 billion to refinance indebtedness (including the 2017 Facilities Agreement) and general corporate purposes (the “Original 2021 Credit Agreement”). Upon closing of the Original 2021 Credit Agreement on November 8, 2021, we fully repaid all

CEMEX • 2023 20-F REPORT • 232

PART I

outstanding indebtedness under the 2017 Facilities Agreement, which amounted to $1.9 billion in different currencies. Following this repayment, the 2017 Facilities Agreement is no longer in effect. The funds used to repay the 2017 Facilities Agreement were sourced from the Original 2021 Credit Agreement, which was closed with 21 financial institutions participating as lenders.

On June 5, 2023 the Original 2021 Credit Agreement was amended to provide for Secured Overnight Financing Rate (“SOFR”) as the replacement benchmark rate for LIBOR, such that future SOFR-based loans will accrue interest as Term SOFR plus (i) a 0.11448%, 0.26161%, or 0.42826% per annum spread for one, three, and six month interest periods, respectively and (ii) a margin between 100 and 175 basis points, depending on Cemex’s Consolidated Leverage Ratio (as defined in the Original 2021 Credit Agreement).

On October 30, 2023, Cemex, S.A.B. de C.V. signed and closed an amendment to the Original 2021 Credit Agreement to reduce the term loans by $500 million and increase the revolving commitments by $250 million under the Original 2021 Agreement, and to extend the maturity of the credit agreement to October 2028. $500 million in term loans were prepaid shortly before the Amended 2021 Credit Agreement became effective.

The main terms and conditions of the Amended 2021 Credit Agreement are summarized as follows:

•	Final maturity in October 2028;

•	$1 billion in Term Loans (as defined in the Amended 2021 Credit Agreement), amortizing in five equal semi-annual payments starting in October 2026;

•	$2 billion of commitments under a Revolving Facility (as defined in the Amended 2021 Credit Agreement) maturing in October 2028;

•

All loans under the Amended 2021 Credit Agreement bear interest at the same rate, including an applicable margin over the benchmark interest rate of between 100 and 175 basis points for SOFR-based loans (as defined in the Amended 2021 Credit Agreement), depending on Cemex’s Consolidated Leverage Ratio (as defined in the Amended 2021 Credit Agreement), with such margin being subject to positive or negative adjustments in an aggregate amount not to exceed five basis points, based on certain sustainability-linked performance metrics from the prior annual period;

•	Financial covenants consistent with an investment grade capital structure, with a maximum leverage ratio of 3.75x throughout the life of the loan, and a minimum interest coverage ratio of 2.75x; and

•	Guaranteed by the Refinancing Guarantors.

The Amended 2021 Credit Agreement is denominated exclusively in Dollars and includes an interest rate margin grid that is about 25 basis points lower on average than that of the previously existing 2017 Facilities Agreement. Furthermore, the Amended 2021 Credit Agreement is issued under the SLFF, which is aligned to the company’s “Future in Action” program and its ultimate vision of a carbon- neutral economy. The annual performance in respect of the three metrics referenced in the Amended 2021 Credit Agreement, which are aligned with those provided for in the SLFF, may result in an adjustment of the interest rate margin of up to plus or minus five basis points, in line with other sustainability-linked loans from investment grade rated borrowers.

As of December 31, 2023, we reported an aggregate amount of outstanding debt of $1,600 million under the Amended 2021 Credit Agreement. As of December 31, 2023, we had $1,400 million of availability under the committed revolving credit tranche under the Amended 2021 Credit Agreement.

CEMEX • 2023 20-F REPORT • 233

PART I

Mexican Peso Banorte Agreement

On December 20, 2021, Cemex, S.A.B. de C.V. entered into the Mexican Peso Banorte Agreement for a principal amount of Ps 5,231 million under terms and conditions substantially similar to those of the Original 2021 Credit Agreement.

On December 6, 2023 and December 13, 2023, Cemex, S.A.B. de C.V. signed and closed, respectively, a refinancing of the Mexican Peso Banorte Agreement to extend its maturity to 2028. The Mexican Peso Banorte Agreement now provides for a 5-year amortizing Ps 6,000 million term loan with an interest rate margin dependent on leverage ratio slightly lower than that applicable prior to the refinancing. Other terms and conditions are substantially similar to those of the Amended 2021 Credit Agreement. Cemex, S.A.B. de C.V.’s obligations are guaranteed by the Refinancing Guarantors. The borrowing under the Mexican Peso Banorte Agreement is also issued under the SLFF.

As of December 31, 2023, we reported an aggregate amount of outstanding debt of $354 million under the Mexican Peso Banorte Agreement and we had drawn the entirety of the only term loan thereunder for the then Mexican Peso equivalent of $255 million.

2022 EUR Credit Agreement

On October 7, 2022, Cemex, S.A.B. de C.V. entered into and closed the 2022 EUR Credit Agreement for €500 million for general corporate purposes (including to refinance indebtedness). The 2022 EUR Credit Agreement consists of a 3-year non-amortizing term loan facility. The 2022 EUR Credit Agreement is denominated exclusively in Euros, and the loans bear interest at a rate per annum equal to the EURIBOR rate plus a margin ranging from 115 basis points to 190 basis points, depending on our leverage ratio. Furthermore, the borrowing under the 2022 EUR Credit Agreement is also issued under the SLFF. As of December 31, 2023, other terms and conditions of the 2022 EUR Credit Agreement were substantially similar to those of the Original 2021 Credit Agreement. Cemex, S.A.B. de C.V.’s obligations are guaranteed by the Refinancing Guarantors. As of December 31, 2023, we had drawn the entirety of the only term loan under the 2022 EUR Credit Agreement for the then Euro equivalent of $498 million and we reported an aggregate amount of outstanding debt of $552 million under the 2022 EUR Credit Agreement.

See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Indebtedness—Refinancing of 2022 EUR Credit Agreement.”

CEMEX • 2023 20-F REPORT • 234

PART I

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

	The Notes, excluding the 2023 CEBURES	Amended 2021 Credit Agreement	2022 EUR Credit Agreement	Mexican Peso Banorte Agreement	2023 CEBURES
	$3,006 million (principal amount $3,020 million)	$1,574 million (principal amount $1,600 million)	$549 million (principal amount $552 million)	$352 million (principal amount $354 million)	$351 million (principal amount $354 million)

Amount Outstanding as of December 31, 2023(1)

Cemex, S.A.B. de C.V.	✓	✓	✓	✓	✓

Cemex Operaciones México, S.A. de C.V.	✓	✓	✓	✓	✓

Cemex Concretos, S.A. de C.V.	✓	✓	✓	✓	✓

Cemex Corp.	✓	✓	✓	✓	✓

Cemex Innovation Holding Ltd	✓	✓	✓	✓	✓

(1)	Includes Notes that have been repurchased and are held by Cemex.

In addition, as of December 31, 2023, (i) Cemex Materials LLC was a borrower of $151 million (principal amount $151 million) under an indenture which is guaranteed by Cemex Corp. and (ii) several of our other operating subsidiaries were borrowers under debt facilities or debt arrangements aggregating $245 million.

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

If (i) monetary policies to reduce inflation fail or induce a recession, (ii) policies in the largest economies diverge, resulting in Dollar appreciation with negative cross-border effects, (iii) energy and food price shocks cause inflation to persist for longer and weigh on investment and productivity growth, raising additional roadblocks in the recovery path, (iv) a global tightening of financial conditions triggers widespread emerging market debt distress, (v) a resurgence of the COVID-19 pandemic, or any related COVID-19 strain, or new pandemic or epidemic, hinders growth, further impacting financial institutions extending maturities to companies that have our credit rating or that are leveraged similarly to us, which become more restrictive and our operating results worsen significantly, (vi) we are unable to complete debt or equity offerings, (vii) we are unable to consummate asset sales, (viii) the rapid growth of cryptocurrencies without clear regulation leads to financial instability with negative effects for the global economy, or (ix) the proceeds of any divestitures and/or our cash flow or capital resources prove inadequate, among other events, we could face liquidity problems and may not be able to comply with our upcoming principal payments under our indebtedness or refinance our indebtedness. If we are unable to comply with our upcoming principal maturities under

CEMEX • 2023 20-F REPORT • 235

PART I

our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business and financial condition.

Historically, we and our subsidiaries have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios or other terms and conditions. Our ability to comply with these ratios or other terms and conditions may be affected by current global economic conditions and volatility in foreign exchange rates and the financial and capital markets, including the effects of the COVID-19 or other pandemic and geopolitical risks, such as the conflict between Russia and Ukraine and ongoing conflicts in the Middle East, on the financial sector and the ability of our lenders to grant waivers or amendments to companies that have our credit rating or that are highly leveraged like us. We may need to seek waivers or amendments in the future. However, we cannot assure you that any future waivers or amendments, if requested, will be obtained. If we or our subsidiaries are unable to comply with the provisions of our debt instruments and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our financial condition.

Relevant Transactions Related to Our Indebtedness in 2023

The following is a description of our most important transactions related to our indebtedness in 2023:

•	On June 5, 2023, the Original 2021 Credit Agreement was amended to provide for Term SOFR as the replacement benchmark rate for LIBOR.

•	On June 5, 2023, Cemex, S.A.B. de C.V. fully redeemed the June 2027 Dollar Notes.

•

On October 5, 2023, Cemex, S.A.B. de C.V. issued the 2023 CEBURES for an aggregate principal amount of Ps 6,000 million, consisting of the Floating Interest Rate Notes and the Fixed Interest Rate Notes. The 2023 CEBURES were issued under the SLFF. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Indebtedness—Reopening and Placement of 2023 CEBURES.”

•	On October 30, 2023, Cemex, S.A.B. de C.V. entered into and closed the Amended 2021 Credit Agreement. Debt under the Amended 2021 Credit Agreement was issued under the SLFF.

•

On December 6, 2023 we signed, and on December 13, 2023 we successfully closed, our refinancing of the Mexican Peso Banorte Agreement, extending the maturity to 2028. Debt under the refinanced Mexican Peso Banorte Agreement was issued under the SLFF.

For a description of the Credit Agreements and the Notes, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness.”

CEMEX • 2023 20-F REPORT • 236

PART I

Our Other Financial Obligations

Other financial obligations in the consolidated statement of financial position as of December 31, 2022 and 2023 are detailed as follows:

	2022			2023
	Short-term	Long-term	Total	Short-term	Long-term	Total
	(in millions of Dollars)

Leases	$258	$918	$1,176	$272	$986	$1,258

Liabilities secured with accounts receivable	678	—	678	678	—	678

	$936	$918	$1,854	$950	$986	$1,936

Leases

We have several operating and administrative assets under lease contracts. We apply the recognition exemption for short-term leases and leases of low-value assets. See notes 15.2 and 17.2 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

Changes in the balance of lease financial liabilities during 2021, 2022, and 2023 were as follows:

(in millions of Dollars)	2021	2022	2023

Lease financial liability at beginning of year	$1,260	$1,176	$1,176

Additions from new leases	227	296	341

Reductions from payments	(313)	(276)	(256)

Cancellations and liability remeasurements	27	7	(24)

Foreign currency translation and accretion effects	(25)	(27)	21

Lease financial liability at end of year	$1,176	$1,176	$1,258

As of December 31, 2023, the maturities of non-current lease financial liabilities are as follows:

(in millions of Dollars)	Total

2025	181

2026	144

2027	108

2028	77

2029 and thereafter	476

986

Total cash outflows for leases including the interest expense portion as disclosed in note 8.1 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report in 2021, 2022, and 2023 were $381 million, $342 million and $331 million, respectively.

Our Receivables Financing Arrangements

Our subsidiaries in Mexico, the United States, France and the United Kingdom are parties to sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. As of December 31, 2022 and 2023, trade accounts receivable included receivables of $828 million and $848 million, respectively. Under these programs, our subsidiaries effectively surrender control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. Nonetheless, in such programs, our subsidiaries retain certain residual interest in the programs and/or maintain continuing involvement with the accounts receivable. Therefore, the

CEMEX • 2023 20-F REPORT • 237

PART I

trade accounts receivable sold were not removed from the statement of financial position, and the funded amounts were recognized within the line item “Other financial obligations” and the difference in each year against the trade receivables sold was maintained as reserves. Trade accounts receivable qualifying for sale exclude amounts over a certain number of days past due or concentrations over certain limits to any customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to $150 million and $170 million as of December 31, 2022 and 2023, respectively. Therefore, the funded amount to us was $678 million and $678 million as of December 31, 2022 and 2023, respectively. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $11 million in 2021, $24 million in 2022, and $52 million in 2023. Our securitization programs are usually negotiated for periods of one to two years and are usually renewed at their maturity. See notes 10 and 17.2 to our 2023 audited consolidated financial statements included elsewhere in this annual report. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Indebtedness.”

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

In June 2021, considering the issuance of the 5.125% Subordinated Notes, we redeemed all series of our outstanding Perpetual Debentures and, in each case, an equal aggregate amount of underlying dual-currency notes. See note 21.4 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the Perpetual Debentures, were included within “Other equity reserves” and represented expenses of $11 million in 2021.

Subordinated Notes

On June 8, 2021, we issued $1.0 billion aggregate principal amount of the 5.125% Subordinated Notes with no fixed maturity and subordinated to all senior obligations, and senior only to equity, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. After issuance costs, we received $994 million. The net proceeds obtained were used to repurchase in full the balance then outstanding of perpetual debentures issued by subsidiaries and the repayment of debt. See note 21.4 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

On March 14, 2023, we issued $1.0 billion aggregate principal amount of the 9.125% Subordinated Notes with no fixed maturity and subordinated to all senior obligations, and senior only to equity, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. After issuance costs, we received $992 million. The 9.125% Subordinated Notes are aligned with the GFF and the net proceeds obtained in the issuance should be applied to finance or refinance, in whole or in part, one or more new or existing Eligible Green Projects (“EGPs”) under its use-of-proceeds GFF. EGPs include, broadly, those related to pollution prevention and control, renewable energy, energy efficiency, clean transportation, sustainable water and wastewater management, and eco-efficient and/or circular economy adapted products, production technologies and processes.

Based on the above characteristics of the Subordinated Notes, included in contractual terms that are considered to be substantive, and legal considerations, under IAS 32, we concluded that the Subordinated Notes represent equity instruments and are classified within controlling interest stockholders’ equity. The classification as equity of the Subordinated Notes can be summarized as follows:

CEMEX • 2023 20-F REPORT • 238

PART I

The Subordinated Notes do not meet the definition of financial liability under IAS 32 considering that they include no contractual obligation: (i) to deliver cash or another financial asset to another entity; or (ii) to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the issuer due to the following reasons:

•

The noteholders have agreed to the deferral of interest and principal, given that, Cemex, S.A.B. de C.V. has the unilateral and unconditional right to perpetually defer the payment of principal and interest;

•

Except in the event of liquidation and provided all senior obligations are previously satisfied, Cemex, S.A.B. de C.V. controls at all times any payments to be made to the noteholders, even in the event of bankruptcy reorganization under either the laws of Mexico (Ley de Concursos Mercantiles) or U.S. bankruptcy laws (Chapter 11); and

•

The Subordinated Notes contractually evidence a residual interest in the assets of Cemex, S.A.B. de C.V. after deducting all of its liabilities. Provided all senior obligations are previously satisfied, the only requirement to settle the Subordinated Notes would be in liquidation, which is akin to an equity instrument under IAS 32.

Coupon payments on the Subordinated Notes for the years ended December 31, 2021, 2022, and 2023 were included within “Other equity reserves” and amounted to $30 million, $54 million, and $120 million, respectively.

Stock Repurchase Program

Under Mexican law, Cemex, S.A.B. de C.V.’s shareholders are the only ones authorized to approve the maximum amount of resources that can be allocated to the stock repurchase program at any ordinary general shareholders’ meeting. Unless otherwise instructed by Cemex, S.A.B. de C.V.’s shareholders, we are not required to purchase any minimum number of shares pursuant to any such program.

In connection with Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meetings held on March 25, 2021, March 24, 2022 and March 23, 2023 proposals were approved to set the amount of $500 million or its equivalent in Mexican Pesos, each year and until the next ordinary general shareholders’ meeting, respectively, as the maximum amount of resources that Cemex, S.A.B. de C.V. can use to repurchase its own shares or securities that represent such shares. Cemex, S.A.B. de C.V.’s Board of Directors approved the policy and procedures for the operation of any stock repurchase program, and is authorized to determine the basis on which the repurchase and placement of such shares is made, appoint the persons who will be authorized to make the decision of repurchasing or replacing such shares and appoint the persons responsible to make the transaction and furnish the corresponding notices to authorities. The Board of Directors of Cemex, S.A.B. de C.V. and/or attorneys-in-fact or delegates designated in turn, or the persons responsible for such transactions, will determine, in each case, if the repurchase is made with a charge to stockholders’ equity as long as the shares belong to Cemex, S.A.B. de C.V. or with a charge to share capital if it is resolved to convert the shares into non-subscribed shares to be held in treasury. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings.” We remain subject to certain restrictions regarding the repurchase of shares of our capital stock under the Credit Agreements and the indentures governing the outstanding Notes.

During 2021, Cemex did not use the repurchase program authorized at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting held on March 25, 2021. As a result, given that no repurchases of CPOs took place during 2021, Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting held on March 24, 2022 did not include on its agenda the cancellation of shares repurchased by Cemex, S.A.B. de C.V.

During 2022, under the repurchase programs authorized at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting held on March 25, 2021 and March 24, 2022, Cemex, S.A.B. de C.V. repurchased 220.6 million CPOs, at a weighted average price in Mexican Pesos equivalent to $0.5026 per CPO, which was equivalent to an amount of

CEMEX • 2023 20-F REPORT • 239

PART I

$110.9 million. The 662 million shares underlying CPOs repurchased during 2022 under such repurchase programs were proposed and subsequently approved for cancellation at Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meeting held on March 23, 2023.

During 2023, we did not use the repurchase programs authorized at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meetings held on March 24, 2022 and March 23, 2023. As a result, given that no repurchases of CPOs took place during 2023, Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting held on March 22, 2024 did not include on its agenda the cancellation of shares repurchased by Cemex, S.A.B. de C.V.

Research and Development, Patents, and Licenses, etc.

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

Cemex’s interaction and engagement with customers is growing and evolving through the exploration of novel interaction methodologies. Cemex’s R&D continues to develop and evolve in the area of customer centricity, but with complementary emphases on digitalization, development of digital-based business models, socio-urban dynamics, processes and technologies to mitigate CO2, and evaluating, adopting and proposing methodologies to engage specific types of customers who are the key decision makers in the very early stages of a construction project. Such methodologies are defining innovative approaches to involve and expose existing, potential, and future customers (e.g., Engineering & Architectural students) to our value-added products (e.g. Resilia, Insularis, Promptis, Hidratium, Pervia, Evolution, Neogem, D.fab) and constructions solutions. In other words, we aspire to create a unique customer experience in which the customer can see, touch, interact and even stimulate the modification of our technologies.

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

CEMEX • 2023 20-F REPORT • 240

PART I

With respect to energy, the R&D team is focusing on energy storage, which represents the largest and most near-term opportunity to accelerate renewable energy deployments and bring us closer to replacing fossil fuels as the primary resource to meet the world’s continual growth in energy demand. Global products/brands have been conceptualized and engineered to positively impact the jobsite safety, promote efficient construction practices, sensibly preserve natural resources vital to life, lower carbon footprint, and improve the quality of life in rapidly transforming cities.

Underlying Cemex’s R&D philosophy is a growing culture of global collaboration and coordination, where the innovation team identifies and promotes novel collaboration practices and mobilizes its adoption within Cemex. Getting closer and understanding our customers is a fundamental transformation within Cemex, and consequently the Commercial & Logistics area is carrying out research initiatives to better attend the needs of customers as well as identify key changes in our supply chain management that should enable us to bring products, solutions and services to our customers in the most cost-effective and efficient manner, using what we believe to be the best available technologies to design a new standard in digital commercial models. As of December 31, 2023, Cemex Global R&D actively participates in several research projects (ABSALT, LEILAC 2, DRIVE, FASTCARB, ECOCO2, CLYNGAS, REDOL, DESTINY, and BIOFLEXGEN), funded by the EU under the H2020 program or other programs, to develop new technologies aimed at reducing Cemex’s carbon footprint in Europe and other countries in which Cemex operates.

There are 11 laboratories supporting Cemex’s R&D efforts under a collaborative network. The laboratories are strategically located in close proximity to our plants and assist the operating subsidiaries with troubleshooting, optimization techniques and quality assurance methods. The laboratories located in Switzerland and Mexico are continually improving and consolidating our research and development efforts in the areas of cement, concrete, aggregates, admixtures, mortar and asphalt technology, sustainability, and energy management. In addition, Cemex Global R&D actively generates and registers patents and pending applications in many of the countries in which Cemex operates. Patents and trade secrets are managed strategically to achieve important technology lock-ins associated with Cemex technology.

Our information technology divisions develop information management systems and software relating to cement and ready-mix concrete operational practices, automation, and maintenance. These systems have helped us to better serve our clients with respect to purchasing, delivery, and payment. More importantly, thanks to the activities of the Business Process and IT departments, Cemex is continuously improving and innovating its business processes to adapt them to the dynamically evolving markets to better serve Cemex’s needs. The launch of Cemex Go and its deployment throughout our operations is a testament to our commitment to evolve our digital commercial model to better serve the market and our customers.

R&D activities comprise part of the daily routine of the aforementioned departments and divisions. Therefore, the costs associated with such activities are expensed as incurred. In 2021, 2022, and 2023, total combined expenses of these departments recognized within administrative expenses were $44 million, $42 million and $55 million, respectively. We capitalize the costs incurred in the development of software for internal use which are amortized in operating results over the estimated useful life of the software, which is approximately five years. Capitalized direct costs incurred in the development stage of internal-use software, such as professional fees, direct labor and related travel expenses amounted to $132 million in 2021, $136 million in 2022, and $148 million in 2023. See notes 6 and 16.1 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

CEMEX • 2023 20-F REPORT • 241

PART I

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

Summary of Material Contractual Obligations and Commercial Commitments

2021 Credit Agreement

On October 29, 2021, Cemex, S.A.B. de C.V. entered into the Original 2021 Credit Agreement for up to $3.25 billion to refinance indebtedness (including the 2017 Facilities Agreement) and general corporate purposes, which closed on November 8, 2021. On June 5, 2023, the Original 2021 Credit Agreement was amended to provide for SOFR as the replacement benchmark rate for LIBOR. On October 30, 2023, the Original 2021 Credit Agreement was further amended to refinance a portion of the Term Loans (as defined in the Original 2021 Credit Agreement) and Revolving Commitments (as defined in the Original 2021 Credit Agreement), and to extend the maturity of the credit agreement to October 2028. The Amended 2021 Credit Agreement consists of a $1 billion 5-year term loan facility amortizing in five equal-semi annual payments starting in October 2026 and a $2 billion 5-year committed revolving credit facility. The Amended 2021 Credit Agreement has financial covenants consistent with an investment grade capital structure, with a maximum leverage ratio of 3.75x throughout the life of the facility, and a minimum interest coverage ratio of 2.75x. The Amended 2021 Credit Agreement is denominated exclusively in Dollars and includes an interest rate margin grid that is about 25 basis points lower on average than that of the 2017 Facilities Agreement. Furthermore, the Amended 2021 Credit Agreement is the first debt to be issued under our latest updated SLFF, which is aligned to Cemex’s “Future in Action” program and its ultimate vision of a carbon-neutral economy. The annual performance in respect of the three metrics referenced in the Amended 2021 Credit Agreement, which are aligned with those provided for in the SLFF, may result in an adjustment of the interest rate margin of up to plus or minus five basis points, in line with other sustainability-linked loans from investment grade rated borrowers. Cemex, S.A.B. de C.V.’s obligations under the Amended 2021 Credit Agreement are guaranteed by the Refinancing Guarantors.

As of December 31, 2023, we reported an aggregate principal amount of outstanding debt of $1,600 million under the Amended 2021 Credit Agreement. As of December 31, 2023, the Term Loans under the Amended 2021 Credit Agreement had an amortization profile of $200 million in semi-annual principal payments (as such payments may be reduced as a result of prepayments) commencing in October 2026, plus any applicable interest, in accordance with the Amended 2021 Credit Agreement. For a discussion of restrictions and covenants under the 2023 Credit Agreement, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness.”

Mexican Peso Banorte Agreement

On December 20, 2021, Cemex, S.A.B. de C.V. entered into the Mexican Peso Banorte Agreement for a principal amount of Ps 5,231 million under terms and conditions substantially similar to those of the Original 2021 Credit Agreement. On December 6, 2023 we signed, and on December 13, 2023 we successfully closed, the refinancing of the Mexican Peso Banorte Agreement, extending the maturity to 2028. Following the refinancing, the credit facility consists of an Ps 6.0 billion 5-year amortizing term loan, which represents an increase of Ps 769 million from the original amount of the loan. The term loan, denominated in Mexican Pesos, has an interest rate margin dependent on leverage ratio slightly lower than that applicable prior to the refinancing. Other terms and conditions are substantially similar to those of the Amended 2021 Credit Agreement. Cemex, S.A.B. de C.V.’s obligations are guaranteed by the Refinancing Guarantors. The borrowing under the Mexican Peso Banorte Agreement is also issued under the SLFF.

CEMEX • 2023 20-F REPORT • 242

PART I

As of December 31, 2023, we had drawn the entirety of the only term loan thereunder for the then Mexican Peso equivalent of $255 million.

For a discussion of restrictions and covenants under the Mexican Peso Banorte Agreement, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Indebtedness and Certain Other Obligations—The Credit Agreements, the indentures governing our outstanding Notes, and our other debt agreements and/or instruments contain several restrictions and covenants. Our failure to comply with such restrictions and covenants or any inability to capitalize on business opportunities or refinance our debt resulting from them could have a material adverse effect on our business and financial conditions.”

2022 EUR Credit Agreement

On October 7, 2022, Cemex, S.A.B. de C.V. entered into and closed the 2022 EUR Credit Agreement for €500 million for general corporate purposes (including to refinance indebtedness). The 2022 EUR Credit Agreement consists of a 3-year non-amortizing term loan facility. The 2022 EUR Credit Agreement is denominated exclusively in Euros, and the loans bear interest at a rate per annum equal to the EURIBOR rate plus a margin ranging from 115 basis points to 190 basis points, depending on our leverage ratio. Furthermore, the borrowing under the 2022 EUR Credit Agreement is also issued under the SLFF. As of December 31, 2023, other terms and conditions of the 2022 EUR Credit Agreement were substantially similar to those of the Original 2021 Credit Agreement. Cemex, S.A.B. de C.V.’s obligations are guaranteed by the Refinancing Guarantors. As of December 31, 2023 we had drawn the entirety of the only term loan under the 2022 EUR Credit Agreement for the then Euro equivalent of $498 million. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Indebtedness—Refinancing of 2022 EUR Credit Agreement.”

As of December 31, 2023, we reported an aggregate amount of outstanding debt of $552 million under the 2022 EUR Credit Agreement. For a discussion of restrictions and covenants under the 2022 EUR Credit Agreement, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Indebtedness and Certain Other Obligations—The Credit Agreements, the indentures governing our outstanding Notes, and our other debt agreements and/or instruments contain several restrictions and covenants. Our failure to comply with such restrictions and covenants or any inability to capitalize on business opportunities or refinance our debt resulting from them could have a material adverse effect on our business and financial conditions.”

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

CEMEX • 2023 20-F REPORT • 243

PART I

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

During any period of time that the March 2026 Euro Notes, November 2029 Dollar Notes, September 2030 Dollar Notes, or the July 2031 Dollar Notes, respectively, have investment grade ratings from two rating agencies, Cemex, S.A.B. de C.V. and certain subsidiaries shall no longer be subject to certain covenants under the indentures governing the March 2026 Euro Notes, November 2029 Dollar Notes, September 2030 Dollar Notes, or the July 2031 Dollar Notes, as applicable.

On November 8, 2021, concurrently with funding under the Original 2021 Credit Agreement and in accordance with indentures that governed our then outstanding senior secured notes, Cemex entered into supplemental indentures to add COM and CIH as new guarantors to each of the Notes. Cemex Corp. and Cemex Concretos were already guarantors of the Notes. Also, concurrently with funding under the Original 2021 Credit Agreement and the full repayment of the 2017 Facilities Agreement, the provisions contained in the indentures governing the Notes that provide that any guarantor of the Notes shall be released of its guarantee obligations upon a refinancing of the 2017 Facilities Agreement with debt not guaranteed by the guarantor were triggered. As a result, both the Credit Agreements and the Notes are now guaranteed exclusively by the Refinancing Guarantors. The original note guarantors that are no longer guaranteeing the Notes are Cemex España, Cemex Asia B.V. (“Cemex Asia”), Cemex Finance LLC, Cemex Africa & Middle East Investments B.V., Cemex France Gestion (S.A.S.), Cemex Research Group AG and Cemex UK.

2023 CEBURES – Long-Term Notes 1. On October 5, 2023, Cemex, S.A.B. de C.V. issued Ps 1,000 million aggregate principal amount of its long-term notes (certificados bursátiles de largo plazo) with a 3-year tenor at a floating annual interest rate of TIIE 28 plus 0.45%, which are registered in Mexico. The Refinancing Guarantors fully and unconditionally guarantee the performance of all of our obligations under the Long-Term Notes 1. The Long-Term Notes 1 were issued under the SLFF and performance in respect of specific sustainability performance targets (the “SPTs”) referenced in the Long-Term Notes 1 may result in an adjustment to the financial conditions of the Long-Term Notes 1. The relevant SPT under the Long-Term Notes 1 consists of a reduction of Scope 1 and Scope 2 CO2 emissions per ton of cementitious product to 564 kg by the end of 2025. If we do not meet the SPTs by the established dates, the nominal value of the Long-Term Notes 1 would increase by 20 basis points. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Indebtedness—Reopening and Placement of 2023 CEBURES.”

2023 CEBURES – Long-Term Notes 2. On October 5, 2023, Cemex, S.A.B. de C.V. issued Ps 5,000 million aggregate principal amount of its long-term notes (certificados bursátiles de largo plazo) with a 7-year tenor at a fixed annual interest rate of 11.48%, which are registered in Mexico. The Refinancing Guarantors fully and unconditionally guarantee the performance of all of our obligations under the Long-Term Notes 2. The Long-Term Notes 2 were issued under the SLFF and performance in respect of specific SPTs referenced in the Long-Term Notes 2 may result in an adjustment to the financial conditions of the Long-Term Notes 2. The relevant SPT under the Long-Term Notes 2 consists of a decrease of 513 kg by the end of 2027. If we do not meet the SPTs by the established dates, the interest rate on the Long-Term Notes 2 would increase by 25 basis points. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Indebtedness—Reopening and Placement of 2023 CEBURES.”

CEMEX • 2023 20-F REPORT • 244

PART I

As of December 31, 2023, the aggregate principal amount outstanding under the 2023 CEBURES was Ps 6,000 million.

In connection with these issuances, Cemex negotiated interest rate and currency derivative instruments to synthetically change the financial risks profile of these issuances from the Peso to the Dollar.

Subordinated Notes

5.125% Subordinated Notes. On June 8, 2021, Cemex, S.A.B. de C.V. issued $1.0 billion aggregate principal amount of the 5.125% Subordinated Notes with no fixed maturity and subordinated to all senior obligations, and senior only to equity, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act.

9.125% Subordinated Notes. On March 14, 2023, Cemex, S.A.B. de C.V. issued $1.0 billion aggregate principal amount of the 9.125% Subordinated Notes with no fixed maturity and subordinated to all senior obligations, and senior only to equity, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The 9.125% Subordinated Notes were issued under the GFF.

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

On March 31, 2021, we signed an amendment to the IBM 2012 MPSA by which the finance and accounting services were removed from the scope of such agreement and, on the same date, we entered into a new Master Services Agreement with IBM for the provision of finance and accounting services previously provided under the IBM 2012 MPSA (the “IBM 2021 MSA”). On June 30, 2021, we signed an amendment to the IBM 2021 MSA by which advanced cybersecurity services were incorporated into the agreement. On September 30, 2021, we signed another amendment to the IBM 2021 MSA by which the finance and accounting services were modified to incorporate advanced order-to-cash services. The cybersecurity services under the IBM 2021 MSA will end on June 30, 2026 and the finance and accounting services under the IBM 2021 MSA will end on December 31, 2028, unless terminated earlier. In comparison with the IBM 2012 MPSA, the IBM 2021 MSA includes provisions for automation, as well as provisions for increased consumption flexibility and a reassessment of service level requirements. We may terminate the IBM 2021 MSA (or a portion of it) at our discretion and without cause at any time by providing at least six months’ notice to IBM and paying the corresponding termination charges. Other termination rights may be available to us for a termination charge that varies depending on the reason for termination. IBM may terminate the IBM 2021 MSA if we (i) fail to make payments when due or (ii) become bankrupt and do not pay in advance for the services. See note 24.2 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

On February 8, 2022, we renewed or entered into new agreements with six service providers in the fields of data processing services (back office) in finance, accounting and human resources; as well as IT infrastructure services, support and maintenance of IT applications in the countries in which we operate, for a tenure of five to seven years at an average annual cost of approximately $60 million. The services provided under these agreements replaced the services provided under the IBM 2012 MPSA which expired on August 31, 2022.

As of December 31, 2023, we did not depend on any single one of our suppliers of goods or services to conduct our business.

CEMEX • 2023 20-F REPORT • 245

PART I

Cash Requirements

As of December 31, 2023, we had material cash requirements as set forth in the table below.

	As of December 31, 2023
Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 Years	Total

Non-current debt	25	1,614	1,734	2,902	6,275

Leases(1)	340	493	282	509	1,624

Total debt and other financial obligations(2)	365	2,107	2,016	3,411	7,899

Interest payments on debt(3)	369	595	464	393	1,821

Pension plans and other benefits(4)	173	300	296	734	1,503

Acquisition of property, plant and equipment(5)	286	155	—	—	441

Purchases of services, raw material, fuel and energy(6)	674	1,043	643	611	2,971

Total cash requirements	1,867	4,200	3,419	5,149	14,635

(1)

Represent nominal cash flows. As of December 31, 2023, the net present value of future payments under such leases was $1,258 million, of which, $325 million refers to payments from one to three years and $185 million refer to payments from three to five years. See note 24.1 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

(2)

The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, we have replaced our non-current obligations for others of a similar nature.

(3)	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2023.

(4)

Represents estimated annual payments under these benefits for the next 10 years (see note 19 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report), including the estimate of new retirees during such future years.

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

As of December 31, 2021, 2022, and 2023, in connection with the commitments for the purchase of fuel and energy included in the table above, a description of the most significant contracts is as follows:

On October 24, 2018, we entered into two fixed-for-floating energy financial hedge agreements in Mexico, for a period of 20 years starting in 2020 with the solar power plants Tuli Energía and Helios Generación.

Pursuant to these agreements, we fixed the megawatt-hour price (which increases at a fixed annual rate) over an electric energy volume per year and the differential between the agreed price and the market price is settled monthly. We consider these agreements to be a hedge for a portion of our aggregate consumption of electric energy in Mexico and recognize the result of the exchange of price differentials described previously in the statement of operations as a part of the costs of energy. During 2023, we received $3 million as a result of these hedges. We do not record these agreements at fair value because there is not a deep market for electric power in Mexico that would effectively allow for their valuation.

In connection with the Ventikas, located in the Mexican state of Nuevo León with a combined generation capacity of 252 MW, we agreed to acquire a portion of the energy generated by Ventikas for our overall electricity needs in Mexico for a period of 20 years, which began in April 2016. As of December 31, 2023, the estimated annual cost of this agreement is $26 million, assuming energy generation at full capacity (energy supply from wind sources is variable in nature and final amounts can be determined only based on energy ultimately received at the agreed prices per unit).

Beginning in October 2008, for our overall electricity needs in Mexico, we reached an agreement with the EURUS Wind Farm (“EURUS”) for the purchase of the electric energy generated for a period of no less than 20 years. EURUS

CEMEX • 2023 20-F REPORT • 246

PART I

is a wind farm with an installed capacity of 250 MW operated by ACCIONA in the Mexican state of Oaxaca. The estimated annual cost of this agreement is $78 million assuming that we receive all our energy allocation. Energy supply from wind sources is variable in nature and final amounts can be determined only based on energy ultimately received at the agreed prices per unit.

We maintain a commitment initiated in April 2004 to purchase the energy generated by TEG until September 2027 for our overall electricity needs in Mexico. The estimated annual cost of this agreement is $183 million assuming we receive all our energy allocation. Nonetheless, final amounts will be determined considering the final megawatt hour effectively received, the market price of petcoke and the agreed charges.

In connection with the above, we also committed to supply TEG and another third-party electrical energy generating plant adjacent to TEG all fuel necessary for their operations until the year 2027, equivalent to approximately 1.1 million tons of pet coke per year. We cover our commitments under this agreement by acquiring the aforementioned volume of fuel from sources in the international markets and Mexico.

Furthermore, Cemex is also a party to other agreements executed in connection with the financing, management and operation of the TEG power plant since before its date of commencement of operations, among those which are (i) a long-term limestone supply agreement dated as of March 26, 1999, pursuant to which Cemex agreed to sell and deliver to TEG limestone to be used at the TEG power plant for desulfurization of petcoke used for fuel, and (ii) a put option agreement dated as of March 26, 1999, pursuant to which Cemex is required to purchase the TEG power plant assets upon expiration of the term of the agreement executed with TEG to purchase the energy generated by TEG or, alternatively, at an earlier date upon the occurrence of one or more events described therein and which would be triggered upon the occurrence of one or more situations or circumstances, not attributable to TEG, that would prevent TEG from continuing operating the TEG power plant. The aforementioned agreements are set to expire on September 30, 2027.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results and liquidity or capital resources.

Quantitative and Qualitative Market Disclosure

Our Derivative Financial Instruments

In the ordinary course of business, we are exposed to credit risk, interest rate risk, foreign exchange risk, equity risk, commodities risk and liquidity risk, considering the guidelines set forth by Cemex, S.A.B. de C.V.’s Board of Directors, which represent our risk management framework and are supervised by several of our committees. Our management establishes specific policies that determine strategies focused on obtaining natural hedges or risk diversification to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which we incur our debt with those in which we generate our cash flows. As of December 31, 2022 and 2023, these strategies were sometimes complemented by the use of derivative financial instruments. See notes 17.4 and 17.5 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

During the reported periods, in compliance with the guidelines established by our risk management committee, the restrictions set forth by our debt agreements and our hedging strategy, we held derivative instruments, with the objectives of, as the case may be: (a) changing the risk profile or fixing the price of fuels; (b) foreign exchange hedging; (c) hedge of forecasted transactions; (d) changing the risk of changes in market interest rates; and (e) other corporate purposes. See note 17.4 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

CEMEX • 2023 20-F REPORT • 247

PART I

As of December 31, 2022 and 2023 the notional amounts and fair values of our derivative instruments were as follows:

	At December 31, 2022		At December 31, 2023
(in millions of Dollars)	Notional Amount	Estimated Fair value	Notional Amount	Estimated Fair value	Maturity Date

Net investment hedge	837	(48)	976	(94)	July 2025

Cross currency swaps	—	—	335	23	September 2030

Interest rate swaps	1,018	54	750	30	November 2026

Fuel price hedging	136	8	232	5	December 2024

Foreign exchange options	500	18	300	10	December 2025

	2,491	32	2,593	(26)

The caption “Financial income and other items, net” in the statement of operations includes gains and losses related to the recognition of changes in fair values of the derivative financial instruments during the applicable period, which represented net losses of $6 million in 2021, $5 million in 2022, and $19 million in 2023. As described below, changes in fair value of our net investment hedge are recognized in other comprehensive income for the period as part of our currency translation results. In addition, changes in fair value of our outstanding interest rate swaps related to debt are recognized as part of our financial expense in the income statement. Changes in fair value of our fuel price hedging derivatives are temporarily recognized through other comprehensive income and are allocated to operating expenses as the related fuel volumes are consumed.

Our Net Investment Hedge. As of December 31, 2022 and 2023, there are Dollar/Peso foreign exchange forward contracts with target tenor ranging from one to 15 months for a notional amount of $738 million and $518 million, respectively. We have designated this program as a hedge of our net investment in Pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the years 2021, 2022, and 2023, these contracts generated losses of $4 million, $96 million and $172 million, respectively, which partially offset currency translation gains in each year recognized in equity generated from our net assets denominated in Pesos. The losses generated from these derivatives relate to the appreciation of the Peso, mainly in 2022 and 2023.

In addition, as of December 31, 2022 and 2023, as part of our Peso net investment hedge strategy, there are additional Dollar/Peso capped forwards, structured with option contracts, for a notional amount of $99 million and $458 million, respectively. These capped forwards contain limits on the upside that the instrument may generate. Changes in fair market value of such capped forward contracts are also recognized as part of other comprehensive income in equity. For the years 2022 and 2023, these contracts generated losses of $2 million and $54 million, respectively, which partially offset currency translation gains recognized in equity generated from our net assets denominated in Pesos, due to the appreciation of the Peso in 2022 and 2023.

During the year 2022, we unwound Dollar/Euro cross-currency swap contracts for a notional amount of $750 million, which resulted in a settlement gain of $80 million in equity. We designated the foreign exchange forward component of these instruments as a hedge of our net investment in Euros, pursuant to which changes in fair market of such forward contracts were recognized as part of other comprehensive income in equity, while changes in fair value of the interest rate swap component were recognized within “Financial income and other items, net,” representing losses of $1 million in 2021 and gains of $8 million in 2022. For the years ended December 31, 2021 and 2022 the foreign exchange forward component generated respective gains of $10 million and $70 million, recognized in equity, which partially offset currency translation losses recognized in equity generated from our net assets denominated in Euros due to the depreciation of the Euro against the Dollar in 2021 and 2022, related to the exchange of interest rates in the income statement.

CEMEX • 2023 20-F REPORT • 248

PART I

Our Cross Currency Swaps. During October 2023, we entered into cross-currency swap contracts for a notional amount of $335 million in connection with the issuances of the 2023 CEBURES as described in note 17.1 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report, aiming to change the rate and currency risk profile of such 2023 CEBURES from the Peso to the Dollar. We designated these contracts as cash flow hedges of interest rate payments in relation to an equivalent amount of variable and fixed interest rate debt. Changes in fair value of these contracts for the interest rate swap leg are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related loans is accrued in the income statement, while changes in fair value of the currency forward leg are recognized directly in the income statement partially offsetting the related Peso denominated debt’s foreign exchange fluctuation. For the year 2023, changes in the fair value of these contracts generated gains of $23 million recognized in other comprehensive income and gains of $5 million recognized in the income statement.

Our Interest Rate Swaps. For accounting purposes under IFRS, we designate interest rate swaps as cash flow hedges, to fix interest rate payments in relation to an equivalent amount of floating interest rate debt; therefore, changes in fair value of these contracts are initially recognized as part of other comprehensive income in equity and are subsequently reclassified to financial expense as the interest expense of the related floating interest rate debt is accrued in the income statement.

As of December 31, 2022 and 2023, we held interest rate swaps for a notional amount of $750 million in both years, with a fair market value representing assets of $39 million in 2022 and assets of $30 million in 2023, negotiated in June 2018 to fix interest payments of existing bank loans bearing Dollar floating rates. In November 2021, we partially unwound one of the interest rate swap, resulting in a settlement loss of $5 million, recognized within “Financial income and other items, net” in the income statement, and extended the remaining contracts until November 2026. For the years ended in 2021, 2022, and 2023, changes in fair value of these contracts generated gains of $23 million, gains of $69 million and losses of $9 million, respectively, recognized in other comprehensive income. Moreover, during the same periods, we reclassified results from equity to the line item of “Financial expenses” representing an expense of $22 million in 2021, $2 million in 2022, and an income of $22 million in 2023.

In addition, as of December 31, 2022, we held interest rate swaps for a notional of $268 million negotiated to fix interest payments of existing bank loans referenced to Peso floating rates that matured in November 2023, which fair value represented an asset of $15 million in 2022. During December 2021, we partially unwound this interest rate swap receiving $3 million recognized within “Financial income and other items, net” in the income statement. For the years ended December 31, 2021, 2022, and 2023 until their settlement, changes in fair value of these contracts generated gains of $15 million, gains of $3 million and losses of $15 million, respectively, recognized in other comprehensive income. Moreover, during the same periods, we recycled results from equity to the line item of “Financial expenses” representing expenses of $0.3 million in 2021, gains of $7 million in 2022, and gains of $18 million in 2023.

Our Fuel Price Hedging Derivatives. As of December 31, 2022 and 2023, we maintained swap and option contracts negotiated to hedge the price of certain fuels in several operations, primarily diesel and gas, for aggregate notional amounts of $136 million and $110 million, respectively, with an estimated aggregate fair value representing assets of $8 million in 2022, and $1 million in 2023. By means of these contracts, for its own consumption only, we either fixed the price of these fuels, or entered into option contracts to limit the prices to be paid for these fuels, over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel or gas consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related fuel volumes are consumed. For the years 2021, 2022, and 2023 changes in fair value of these contracts recognized in other comprehensive income represented gains of $22 million, losses of $25 million and losses of $6 million, respectively. Moreover, during the same periods, we recycled results from equity to the line items “Cost of sales” and

CEMEX • 2023 20-F REPORT • 249

PART I

“Operating expenses,” as applicable, representing gains of $36 million in 2021, gains of $88 million in 2022, and losses of $7 million in 2023.

In addition, as of December 31, 2023, we held Brent Oil call spreads with a notional of $122 million, intended economically to mitigate the exposure over a portion of the diesel cost implicit in our distribution expense. Changes in the fair value of these contracts are recognized directly in the income statement as part of “Financial income and other items, net” which resulted in losses of $1 million in 2023.

Foreign Exchange Options. As of December 31, 2022 and 2023, we held Dollar/Peso call spread option contracts for a notional amount of $500 million and $300 million, respectively. Such contracts mature between June 2025 and December 2025 and were negotiated to maintain the value in Dollars over an equivalent amount of revenues generated in Pesos. Changes in the fair value of these instruments, generated losses of $5 million in 2021, $13 million in 2022, and $18 million in 2023, recognized within “Financial income and other items, net” in the income statement.

See note 17.4 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

Other Derivative Financial Instruments.

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

As with any derivative financial instrument, we assume the creditworthiness risk of the counterparty, including the risk that the counterparty may not honor its obligations to us. Before entering into any derivative financial instrument, we evaluate, by reviewing credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, we cannot assure that risk of non-compliance with the obligations agreed to with such counterparties will always be minimal. See notes 17.4 and 17.5 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

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

CEMEX • 2023 20-F REPORT • 250

PART I

Interest Rate Risk, Foreign Currency Risk, and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate non-current foreign currency-denominated debt as of December 31, 2023 Average floating interest rates are calculated based on forward rates in the yield curve as of December 31, 2023. Future cash flows represent contractual principal payments. The fair value of our floating rate non-current debt is determined by discounting future cash flows using borrowing rates available to us as of December 31, 2023 and is summarized as follows:

	Expected maturity dates as of December 31, 2023
Non-Current Debt(1)	2024	2025	2026	2027	After 2028	Total	Fair Value
	(in millions of Dollars, except percentages)

Variable rate	10	607	236	284	841	1,978	2,008

Average interest rate	7.07%	5.17%	9.00%	8.70%	7.11%

Fixed rate	—	168	594	297	3,176	4,235	4,031

Average interest rate	7.70%	7.08%	3.36%	4.01%	5.27%

(1)

The information above includes the current maturities of the non-current debt. Total non-current debt as of December 31, 2023 does not include our other financial obligations and the Subordinated Notes for an aggregate amount of $3,936 million issued by consolidated entities. See notes 17.2 and 21.2 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2023, we were subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of December 31, 2021, 10% of our long-term debt bore floating rates at a weighted average interest rate of LIBOR plus 150 basis points. As of December 31, 2022, 21% of our long-term debt bore floating rates at a weighted average interest rate of LIBOR plus 148 basis points. As of December 31, 2023, 26% of our long-term debt bore floating rates at a weighted average interest rate of SOFR plus 95 basis points. As of December 31, 2021, 2022, and 2023, if interest rates at that date had been 0.5% higher, with all other variables held constant, our net income for 2021, 2022, and 2023 would have been reduced by $7 million, $13 million and $14 million, respectively, as a result of higher interest expense on variable-rate denominated debt. However, this analysis does not include the interest rate swaps held by us during 2021, 2022, and 2023. See notes 17.4 and 17.5 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

Foreign Currency Risk. Due to our geographic diversification, our revenues and costs are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations between the Dollar and the other currencies in which we operate. For the year ended December 31, 2023, 29% of our revenues, before eliminations resulting from consolidation, were generated in Mexico, 31% in the United States, 6% in the United Kingdom, 5% in France, 3% in Germany, 3% in Poland, 3% in Spain, 2% in Philippines, 5% in Israel, 4% in the Rest of EMEAA segment, 3% in Colombia, 1% in Panama, 2% in Caribbean TCL, 2% in the Dominican Republic, and 1% in the Rest of SCA&C segment.

Foreign exchange gains and losses occur by monetary assets or liabilities in a currency different from its functional currency and are recorded in the consolidated statements of income, except for exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and related parties’ long-term balances denominated in foreign currency, for which the resulting gains or losses are reported in other comprehensive income. As of December 31, 2022 and 2023, excluding from the sensitivity analysis the impact of translating the net assets of foreign operations into our reporting currency and considering a hypothetical 10% strengthening of the Dollar against the Mexican Peso, with all other variables held constant, our net income for 2022 and 2023 would have decreased by $42 million and $160 million, respectively, as a result of higher foreign exchange losses on our Dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetical 10% weakening of the Dollar against the Mexican Peso would have had the opposite effect.

CEMEX • 2023 20-F REPORT • 251

PART I

As of December 31, 2023, 70% of our total debt plus other financial obligations was Dollar-denominated, 15% was Euro-denominated, 10% was Mexican Peso-denominated, 2% was Pound Sterling-denominated, 2% was Philippine Peso-denominated, and 1% was denominated in other currencies. Therefore, we had a foreign currency exposure arising mainly from the Dollars denominated debt versus the several currencies in which our revenues are settled in most countries in which we operate. We cannot guarantee that we will generate sufficient revenues in Dollars from our operations to service these obligations. As of December 31, 2023, we had implemented a derivative financing hedging strategy using foreign exchange options for a notional amount of $300 million to hedge the value in Dollar terms of revenues generated in Pesos to partially address this foreign currency risk. See notes 17.4 and 17.5 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report. Complementarily, we may negotiate other derivative financing hedging strategies in the future if either of our debt portfolio currency mix, interest rate mix, market conditions, and/or expectations changes.

In addition, considering that Cemex S.A.B. de C.V.’s functional currency for all assets, liabilities and transactions associated with its financial and holding company activities is the Dollar, there is foreign currency risk associated with the translation of subsidiaries’ net assets denominated in different currencies (Mexican Peso, Euro, Pound Sterling and other currencies) into Dollars. When the Dollar appreciates, the value of Cemex S.A.B. de C.V.’s net assets denominated in other currencies decreases in terms of Dollars, generating negative foreign currency translation and reducing stockholders’ equity. Conversely, when the Dollar depreciates, the value of Cemex S.A.B. de C.V.’s net assets denominated in other currencies would increase in terms of Dollars generating the opposite effect. As mentioned above in our derivative financial instruments section, we have implemented a Dollar/Peso foreign exchange forward contract program to hedge foreign currency translation in connection with our net assets denominated in Mexican Pesos. See notes 28.3 and 17.5 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

Equity Risk. Equity risk represents the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of Cemex, S.A.B. de C.V.’s and/or a third party’s shares.

Considering specific objectives, we have negotiated equity forward contracts on third-party shares. Under these equity derivative instruments, there is a direct relationship from the change in the fair value of the derivative with the change in price of the underlying share. All changes in fair value of such derivative instruments are recognized in the income statement as part of “Financial income and other items, net.” During the reported periods effects were not significant. As of December 31, 2023, we do not have derivative financial instruments based on the price of Cemex, S.A.B. de C.V.’s shares or any third-party’s shares. See notes 17.4 and 17.5 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

Liquidity Risk. Liquidity risk represents the risk that we will not have sufficient funds available to meet our obligations. In addition to cash flows provided by our operating activities, in order to meet our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, we rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. We are exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability, and other political, economic, and/or social developments in the countries in which we operate, any one of which may materially affect our results and reduce cash from operations. As of December 31, 2023, we had $1,400 million available under the committed revolving credit tranche under the Amended 2021 Credit Agreement.

As of December 31, 2023, current liabilities, which included $975 million of current debt and other financial obligations, exceeded current assets by $1,781 million. It is noted that as part of our operating strategy implemented by our management, we operate with a negative working capital balance. For the year ended December 31, 2023, we generated net cash flows provided by operating activities of $2,159 million. In addition, as of December 31, 2023, we

CEMEX • 2023 20-F REPORT • 252

PART I

had $1,400 million available under the committed revolving credit facility under the Amended 2021 Credit Agreement and had $1,048 million under other uncommitted lines of credit subject to the lenders’ availability. See notes 17.1, 17.2, 17.5, and 24.1 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

Investments, Acquisitions, and Divestitures

The transactions described below represent our principal investments, acquisitions, and divestitures completed during 2021, 2022, and 2023.

Investments and Acquisitions

On November 1, 2023, through a subsidiary in Germany, for a total consideration of $13 million we completed the acquisition of Kiesel, a mortars and adhesives company in the construction industry based in Germany. Kiesel serves the German, French, Polish, and Czech markets, consisting of a production facility and five distribution locations. As of December 31, 2023, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, we determined a goodwill of $5 million.

On May 11, 2023, through a subsidiary, we completed the purchase of the assets of Atlantic Minerals Limited in Newfoundland, Canada, consisting mainly of an aggregates quarry and maritime port operations for a price of $75 million. With this investment, we secured a new long-term aggregates reserve for our operations in Florida and the east coast of the United States, as well as a source for chemical-grade stone. As of December 31, 2023, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, we did not determine any goodwill.

On February 3, 2023, the Colombian Financial Superintendency (Superintendencia Financiera de Colombia) authorized Cemex España to commence the Delisting CLH Offer to acquire a minimum of one ordinary share and a maximum of 26,281,913 ordinary shares of CLH. The period to tender CLH shares under the Delisting CLH Offer concluded on February 28, 2023, with the final results of the Delisting CLH Offer being confirmed on March 3, 2023. As a result of the Delisting CLH Offer, we acquired 23,232,946 ordinary shares of CLH, increasing our interest to 99.46% of CLH (excluding shares owned by CLH) and delisted CLH’s shares from the Colombian Stock Exchange (Bolsa de Valores de Colombia). The registry of CLH’s shares in the National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) was canceled thereafter. The total consideration that we paid as a result of the acquisition of the validly tendered shares amounted to 4,735 Colombian Pesos per share, totaling 110,007,999,310 Colombian Pesos ($28.54 million as of December 31, 2023, based on an exchange rate of 3,854.92 Colombian Pesos to $1.00).

On January 25, 2023, in Manila, Philippines, CASEC filed a Tender Offer Report on Form 19-1 with the Securities and Exchange Commission of the Philippines and the Philippine Stock Exchange, pursuant to Rule 19 of the Securities Regulation Code of the Philippines, in connection with its intention to conduct the CHP Tender Offer to acquire a minimum of one and a maximum of 1,614,000,000 common shares of CHP. The tender offer period commenced on February 16, 2023 and lasted for a period of 20 business days, ending on March 16, 2023. Payment of the net proceeds of the validly tendered shares took place on March 30, 2023. As part of the CHP Tender Offer, CASEC acquired 1,614,000,000 common shares of CHP, resulting in CASEC owning 89.86% of the outstanding common shares of CHP. In the CHP Tender Offer, CASEC paid 1.30 Philippine Pesos per share, an equivalent of 2,098.20 million Philippine Pesos ($37.88 million as of December 31, 2023, based on an exchange rate of 55.39 Philippine Pesos to $1.00) for all the acquired shares.

On July 11, 2022, through a subsidiary in Germany, we completed the acquisition of a 53% stake in the German aggregates company ProStein for a total consideration of $21 million. The investment expands our aggregates

CEMEX • 2023 20-F REPORT • 253

PART I

business in the region, and we estimate that it increases the life of the aggregates’ reserves for our operations in Central Europe for at least the next 25 years. The majority stake in ProStein’s assets adds a full range of fine and hard aggregates to our aggregates’ portfolio. In addition to supplying the greater Berlin area, the additional capacity can supply several urban centers in Poland and the Czech Republic. ProStein’s assets include six active hardstone plants and six CDEW recovery sites. During 2023, based on the valuation of the fair values of the assets acquired and liabilities assumed, we did not determine any goodwill.

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

Divestitures

During 2021, 2022, and 2023, we made divestitures of $211 million, $569 million and $106 million, respectively (which included fixed assets of, $62 million, $155 million, and $106 million, respectively).

On October 25, 2022, we created a partnership with Advent International (“Advent”). As part of the partnership, we sold to Advent a 65% stake in Neoris for a total consideration of $119 million. While surrendering control to Advent, we retain a 35% stake and remain as a key strategic partner and customer of Neoris. Our retained 35% stake in Neoris was remeasured at fair value at the date of loss of control and was subsequently accounted for under the equity method and presented in the line item “Investments in associates and joint ventures.” Neoris’ results for the year ended December 31, 2021 and for the period from January 1 to October 25, 2022 are reported in the statements of income, net of income tax, in the single line item “Discontinued operations,” including a gain on sale of $117 million in 2022, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control.

On August 31, 2022, we announced that we, through certain of our subsidiaries, concluded the sale agreed in December 2021 of our operations in Costa Rica and El Salvador to affiliates of Cementos Progreso Holdings, S.L. for a total consideration of $325 million, related to our aggregate controlling interest. The divested assets consisted of one fully integrated cement plant, one grinding station, seven ready-mix plants, one aggregate quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. Our operations of these assets in Costa Rica and El Salvador for the year ended December 31, 2021 and for the period from January 1, 2022 to August 31, 2022 are reported in the statements of income, net of income tax, as part of the single line item “Discontinued operations,” including in 2022 a gain on sale of $240 million, which includes the reclassification of foreign currency translation effects accrued in equity until the disposal date.

On July 9, 2021, we announced that we concluded the sale agreed in March 2019 of our white cement business, except for Mexico and the United States, to Çimsa Çimento Sanayi Ve Ticaret A.S¸ for a total consideration of $155 million. Assets sold included our Buñol cement plant in Spain and white cement customer list. Our operations of these assets in Spain for the period from January 1, 2021 to July 9, 2021 are reported in the statements of income, net of income tax, as part of the single line item “Discontinued operations,” including in 2021 a loss on sale of $67 million net of the proportional allocation of goodwill of $41 million.

CEMEX • 2023 20-F REPORT • 254

PART I

On March 31, 2021, we sold 24 concrete plants and one aggregates quarry in France to Holcim for an amount in Euros equivalent to $44 million. These assets were located in the Rhône-Alpes region in the Southeast of France, east of our operations in Lyon. The operations related to these assets for the three-month period ended March 31, 2021 are presented in our statements of income, net of income tax, as part of the single line item “Discontinued operations.”

Recent Developments

Recent Developments Relating to Our Indebtedness

Refinancing of 2022 EUR Credit Agreement

On April 11, 2024, we signed and closed the refinancing of the 2022 EUR Credit Agreement, extending the final maturity to 2029. The refinanced 2022 EUR Credit Agreement consists of a €450 million 5-year amortizing term loan, and a new €300 million 4-year committed revolving credit facility. This represents a reduction of €50 million in the term loan and an additional source of liquidity in the form of a revolver. The rest of the terms and conditions of the 2022 EUR Credit Agreement remain substantially unchanged and are substantially the same as those of the Amended 2021 Credit Agreement. Cemex, S.A.B. de C.V.’s obligations are guaranteed by the Refinancing Guarantors. Debt under the refinanced 2022 EUR Credit Agreement was issued under the SLFF.

Reopening and Placement of 2023 CEBURES

On February 20, 2024, we closed the reopening and placement of the 2023 CEBURES, pursuant to which Cemex, S.A.B. de C.V. issued Ps 2 billion of the Floating Interest Rate Notes and Ps 3.5 billion of the Fixed Interest Rate Notes. The 2023 CEBURES issued pursuant to this reopening and placement have terms and conditions identical to those of the 2023 CEBURES of their corresponding series issued on October 5, 2023, with the exception of the issue date and the placement price.

Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings

On February 9, 2024, Cemex, S.A.B. de C.V. filed with the SEC and the BMV the notice and agenda, and supplemental information for its Ordinary General Shareholders’ Meeting, which took place in the city of Monterrey, Nuevo León, Mexico on March 22, 2024 (the “AGM”). The aforementioned documents described the topics to be discussed and voted during the AGM, providing additional context for the items in the agenda.

On February 23, 2024, Cemex, S.A.B. de C.V. filed with the SEC and the BMV the list of documents proposed for approval by its shareholders at the AGM. The list of documents included, among others: (i) the proposal for the appointment of the members of Cemex, S.A.B. de C.V.’s Board of Directors, as well as its Chairman, Secretary, and Assistant Secretary, voted on an individual basis as opposed to on a “group slate” basis; (ii) the proposal for the appointment of the members of the Audit Committee, the Corporate Practices and Finance Committee and the Sustainability, Climate Action, Social Impact, and Diversity Committee, as well as their respective presidents, secretaries and assistant secretaries, voted on an individual basis, as opposed to on a “group slate” basis; (iii) the proposal to set, from March 22, 2024 to the date of the next Cemex, S.A.B. de C.V. ordinary general shareholders’ meeting, the compensation, as honoraria, for each appointed member of Cemex, S.A.B. de C.V.’s Board of Directors for each meeting they attend, and the compensation, as honoraria, for each member of the Audit Committee, the Corporate Practices and Finance Committee, and the Sustainability, Climate Action, Social Impact, and Diversity Committee, for each committee meeting they attend; and (iv) the proposal for allocation of profits for the year ended December 31, 2023, including the declaration of a cash dividend of $120 million to be paid in Mexican Pesos in four equal installments; (v) the proposal to set the amount of $500 million or its equivalent in Mexican Pesos as the

CEMEX • 2023 20-F REPORT • 255

PART I

maximum amount of resources that, from the date of the AGM until the next ordinary general shareholders’ meeting of Cemex, S.A.B. de C.V. is held in 2025, Cemex, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares; and (vi) the proposal to extend the RSIP (as defined below) for up to five years.

On March 25, 2024, Cemex, S.A.B. de C.V. filed with the SEC and the BMV the resolutions adopted at the AGM. The most significant items that were approved by the shareholders at the AGM were: (i) the appointment of the members of Cemex, S.A.B. de C.V.’s Board of Directors, as well as its Chairman, Secretary, and Assistant Secretary, on an individual basis; (ii) the appointment of the members of the Audit Committee, the Corporate Practices and Finance Committee and the Sustainability, Climate Action, Social Impact, and Diversity Committee, as well as their respective presidents, secretaries and assistant secretaries, on an individual basis; (iii) setting the compensation, as honoraria, for each member of Cemex, S.A.B. de C.V.’s Board of Directors for each meeting they attend, and the compensation, as honoraria, for each member of the Audit Committee, the Corporate Practices and Finance Committee, and the Sustainability, Climate Action, Social Impact, and Diversity Committee, for each Committee meeting they attend, from March 22, 2024 to the date of the next Cemex, S.A.B. de C.V. ordinary general shareholders’ meeting in 2025; (iv) the allocation of profits for the year ended December 31, 2023, including the declaration of a cash dividend of $120 million to be paid in Mexican Pesos in four equal installments; (v) setting the amount of $500 million, or its equivalent in Mexican Pesos, as the maximum amount of resources that Cemex, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares, from the date of the AGM until the next ordinary general shareholders’ meeting of Cemex, S.A.B. de C.V. is held in 2025; and (vi) the extension of the RSIP for up to five years.

As a result of the AGM, as of March 22, 2024, (i) the Board of Directors is comprised of 13 members, ten (77%) of which are considered independent under Mexican Securities Market Law (as defined below) criteria; (ii) Rogelio Zambrano Lozano (Chairman), Fernando A. González Olivieri, Marcelo Zambrano Lozano, Armando J. García Segovia, Rodolfo García Muriel, Francisco Javier Fernández Carbajal, Armando Garza Sada, David Martínez Guzmán, Everardo Elizondo Almaguer, Ramiro Gerardo Villarreal Morales, Gabriel Jaramillo Sanint, Isabel María Aguilera Navarro, and María de Lourdes Melgar Palacios are the members of Cemex, S.A.B. de C.V.’s Board of Directors; (iii) Everardo Elizondo Almaguer (President), Francisco Javier Fernández Carbajal, and Gabriel Jaramillo Sanint are the members of the Audit Committee of Cemex, S.A.B. de C.V.’s Board of Directors; (iv) Francisco Javier Fernández Carbajal (President), Rodolfo García Muriel, and Ramiro Gerardo Villarreal Morales are the members of the Corporate Practices and Finance Committee of Cemex, S.A.B. de C.V.’s Board of Directors; (v) Armando J. García Segovia (President), Marcelo Zambrano Lozano, Isabel María Aguilera Navarro, and María de Lourdes Melgar Palacios are the members of the Sustainability, Climate Action, Social Impact, and Diversity Committee of Cemex, S.A.B. de C.V.’s Board of Directors; (vi) Roger Saldaña Madero and René Delgadillo Galván are the Secretary and Assistant Secretary, respectively, of Cemex, S.A.B. de C.V.’s Board of Directors and each of its Committees; (vii) the compensation amount, as honoraria, for each of the 13 members of Cemex, S.A.B. de C.V.’s Board of Directors was set at Ps 543,500.00 for each meeting they attend; and (viii) the compensation amount, as honoraria, for each of the three members of the Audit Committee, each of the three members of the Corporate Practices and Finance Committee, and each of the four members of the Sustainability, Climate Action, Social Impact, and Diversity Committee was set at Ps 131,000.00 for each Committee meeting they attend.

CEMEX • 2023 20-F REPORT • 256

PART I

As of March 22, 2024, the composition of Cemex, S.A.B. de C.V.’s Board of Directors was as follows:

Snapshot of the Board of Directors as of March 22, 2024

Gender

As of March 22, 2024, Cemex, S.A.B. de C.V.’s Board of Directors was comprised of 13 members, of which 85% were men and 15% were women.

Tenure (in years as a member of the Board of Directors)

As of March 22, 2024, Cemex, S.A.B. de C.V.’s Board of Directors’ average tenure was 14 years.

CEMEX • 2023 20-F REPORT • 257

PART I

Independence

As of March 22, 2024, Cemex, S.A.B. de C.V.’s Board of Directors was comprised of 13 members, of which 23% were considered to be non-independent and 77% were considered to be independent under Mexican Securities Market Law (as defined below).

Recent Developments Relating to our Stock Repurchase Program

From January 1, 2024 to April 26, 2024, Cemex, S.A.B. de C.V. did not repurchase any CPOs under any stock repurchase program.

Recent Developments Relating to Our Business and Operations

EUA Forward Contracts

Through our CO2 reduction roadmap to 2030 in Europe, we will surrender less emission allowances each year, as of the date of this annual report, not expecting a deficit until 2029. However, with the goal of covering a significant part our expected emission allowances deficits in Europe in 2029 and 2030, during March 2024, Cemex, S.A.B. de C.V. entered into physically-settled forward contracts with two large financial institutions for a nominal amount of €152 million to purchase 1.8 million EUAs at a fixed price. As a result, as of the date of this annual report, we believe that our operations in Europe have their CO2 emissions allowances requirements mostly covered until the end of 2030.

Divestment of our Operations in the Philippines

On April 25, 2024, we entered into separate agreements with DACON Corporation, DMCI Holdings, Inc. and Semirara Mining & Power Corporation, (i) to have Cemex Asia divest a 100% equity interest in CASEC, which in turn owns approximately 89.86% of CHP, which is listed on the Philippine Stock Exchange, Inc., for a purchase price of $306 million. CHP is the owner of Cemex’s main operating subsidiaries in the Philippines, APO and Solid, which are engaged in the production, sale, and distribution of cement and other buildings materials in the Philippines; (ii) pursuant to which one of the buyers is acquiring a 100% interest in ALQC for a purchase price of $43 million, of which 40% is to be paid to Cemex Asia for its indirect equity interest in ALQC; and (iii) pursuant to which one of the buyers is acquiring a 100% interest in IQAC for a purchase price of $98 million, of which 40% is to be paid to Cemex Asia for its indirect equity interest in IQAC. The transaction is subject to customary purchase price adjustments. The transaction, if closed, would represent the divestment of all of our operations and assets in the Philippines. As of the date of this annual report, Cemex expects to finalize this transaction before December 31, 2024, subject to the satisfaction of closing conditions, including, but not limited to, the approval by the Philippine Competition Commission and the fulfillment of any mandatory tender offer requirement by the purchasers to the shareholders of CHP, including the minority interest owned by third parties in CHP. As of December 31, 2023, our operation in the Philippines represented 2% of our external revenues by reportable segment.

CEMEX • 2023 20-F REPORT • 258

PART I

Recent Developments Relating to Our Regulatory Matters and Legal Proceedings

Antitrust Matters

Polish Antitrust Investigation

On March 7, 2024, the Polish Government, who is also acting as a party in the ECJ proceeding, delivered to the ECJ its written position regarding the independence of the Polish Supreme Court judge that sent the judicial questions to the ECJ, considering said judge to have been wrongly appointed and thus, shall not be treated as entitled to act as an independent judge in front of the ECJ. Consequently, as of the date of this annual report, we expect the ECJ will reject to answer the judicial questions. As of the date of this annual report, we don’t expect this development to have a material adverse impact on our results of operations, liquidity, and financial condition.

Environmental Matters

Emissions Control and Raw Materials Extraction

The constitutional challenge filed against the Ecological Taxes in the state of Yucatán, Mexico has been resolved against Cemex; and, as of the date of this annual report, we are evaluating next steps we may take to prevent the application of these taxes to our operations. As of the date of this annual report, we don’t expect this resolution, individually, to have a material adverse impact on our results of operations, liquidity, and financial condition.

Energy Procurement

The constitutional challenges filed against the Energy Industry Law Reform by the private generators were withdrawn in the first quarter of 2024. Also in the first quarter of 2024, Cemex withdrew from the constitutional challenge filed against the increase in transmission charges. As the Energy Industry Law Reform has been declared unconstitutional, and the private generators have obtained favorable resolutions to the constitutional challenges filed against the increase in transmission charges, these withdrawals do not have a negative impact for Cemex. On March 27, 2024, the CRE granted a favorable resolution regarding the private generators’ request to migrate to the Electricity Market. Consequently, on March 27, 2024, the private generators filed a request for CENACE to instruct CFE the signing of a new interconnection contract to operate in the Electricity Market. The new interconnection contract was signed with CFE on April 18, 2024. As of the date of this annual report, considering the Energy Industry Law Reform has been declared unconstitutional, we do not expect any adverse material impact on our business, operations, and contractual obligations in Mexico to arise from this matter.

On January 24, 2024, notwithstanding our request filed with the SENER to obtain a five-year permit for the import of petcoke into Mexico, the SENER authorized a one-year import permit. As of the date of this annual report, we do not expect this development to have a material adverse impact on our results of operations, liquidity, and financial condition.

Tax Matters

Spain – Tax Assessment for the Years 2010 to 2014

On February 26, 2024, Cemex España received the provisional assessment corresponding to the TEAC ruling for the years 2010-2014 notified on December 11, 2023 (the “Provisional Assessment”), for a total of €58 million ($66 million as of December 31, 2023, based on an exchange rate of €0.88 to $1.00), including the amount of income tax plus interest and penalty. The Provisional Assessment provides for a reduction of the originally imposed penalty, under the condition that Cemex España does not appeal the Provisional Assessment and pays or requests for a postponement of the payment over the required amounts. Cemex decided not to appeal the amount of tax plus late interest and requested a postponement of the payment of the penalty to the Spanish Tax Authorities. Additionally, on April 1, 2024,

CEMEX • 2023 20-F REPORT • 259

PART I

Cemex España paid the amount of tax plus late interest and only the penalty is pending payment. As of the date of this annual report, we don’t expect this development to have a material adverse impact on our results of operations, liquidity, and financial condition.

Recent Developments Relating to Our Major Shareholders

On January 25, 2024, BlackRock, Inc. (“BlackRock”) filed Amendment No. 15 to a statement on Schedule 13G with the SEC, stating that according to their calculations made as of December 31, 2023, BlackRock beneficially owned 1,331,556,388 CPOs, representing 8.8% of Cemex, S.A.B. de C.V.’s outstanding capital stock.

On February 9, 2024, FMR LCC (“FMR”) filed Amendment No. 1 to a statement on Schedule 13G with the SEC, stating that according to their calculations made as of December 29, 2023, FMR beneficially owned 799,728,895 CPOs, representing 1.84% of Cemex, S.A.B. de C.V.’s outstanding capital stock.

CEMEX • 2023 20-F REPORT • 260

PART I

Item 6—DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

Senior Management and Directors

Senior Management

Set forth below is the name, position, and experience of each member of our senior management team as of December 31, 2023. The terms of office of the senior managers are indefinite.

AGE 69	DIRECTOR SINCE 2015
Citizenship Mexican Nationality Mexican Seniority Since 1989 Tenure as Cemex’sChief Executive Officer Since 2014 Type of Board Member Non-Independent

FERNANDO A. GONZÁLEZ OLIVIERI

Chief Executive Officer

Board Memberships at Listed Entities Mr. González Olivieri is a member of the board of directors of GCC, S.A.B. de C.V. (formerly Grupo Cementos de Chihuahua, S.A.B. de C.V.), and of Axtel, S.A.B. de C.V. (both Mexican corporations listed in Mexico).

Experience at Cemex and Other Relevant Experience Mr. González Olivieri joined Cemex in 1989 and held various positions in the Strategic Planning, Business Development and Human Resources departments through 1998. From 1998 through 2009, Mr. González Olivieri led various regions of Cemex, including SCA&C, Europe, Asia and Oceania. He was appointed as Cemex’s Executive Vice President of Planning and Development in May 2009, and he was appointed Cemex’s Chief Financial Officer in 2011. Mr. González Olivieri held these positions until he was named Chief Executive Officer in 2014. In 2023, he was named President of the Global Cement and Concrete Association.

With his comprehensive knowledge of Cemex’s organization and the markets where it operates around the world, Mr. González Olivieri brings to Cemex’s Board of Directors and Senior Management a unique global perspective and innovative leadership, that directly contributes to formulating and implementing a results-oriented business strategy. With over 30 years of direct involvement in top management positions, and a detailed understanding of Cemex’s four main businesses (cement production, ready-mix concrete, aggregates and Urbanization Solutions), he has given particular attention to constantly improving Cemex’s Health and Safety policies, and to implementing a sustainability strategy aimed at achieving Net Zero Carbon growth and development. Mr. González Olivieri is a member of the board of trustees of Tecmilenio University, which forms part of the Instituto Tecnológico y de Estudios Superiores de Monterrey.

Education Mr. González Olivieri holds a B.A. degree in Business Administration, and an MBA from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

CEMEX • 2023 20-F REPORT • 261

PART I

AGE 55
Citizenship Spanish Nationality Spanish Seniority Since 1996 Tenure as President of Cemex USA Since 2019

JAIME MUGUIRO DOMÍNGUEZ

President of Cemex USA

Experience at Cemex and Other Relevant Experience Mr. Muguiro Domínguez has held several executive positions in the Strategic Planning, Business Development, Ready-Mix Concrete, Aggregates and Human Resources areas. He headed Cemex’s operations in Egypt, our former Mediterranean Region operations, and more recently, our operations in the South, Central America, and the Caribbean region.

Education Mr. Muguiro Domínguez holds a B.A. degree in Management from San Pablo CEU University in Spain, a Law degree from the Universidad Complutense de Madrid, and an MBA from the Massachusetts Institute of Technology.

CEMEX • 2023 20-F REPORT • 262

PART I

AGE 51
Citizenship Mexican Nationality Mexican Seniority Since 2019 Tenure as President of Cemex Mexico: Since 2019

RICARDO NAYA BARBA

President of Cemex Mexico

Experience at Cemex and Other Relevant Experience Mr. Naya Barba has held several executive positions, including Vice President of Strategic Planning for the South, Central America and the Caribbean region, Vice President of Strategic Planning for the Europe, Middle East, Africa and Asia region, President of Cemex Poland and the Czech Republic, Vice President of Strategic Planning for the United States, Vice President of Commercial and Marketing in Mexico, Vice President of Distribution Segment Sales in Mexico, and most recently, President of Cemex Colombia.

Education Mr. Naya Barba holds a B.A. degree in Economics from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from the Massachusetts Institute of Technology.

CEMEX • 2023 20-F REPORT • 263

PART I

AGE 53
Citizenship Mexican Nationality Mexican Seniority Since 1993 Tenure as President of Cemex Europe, Middle East, Africa & Asia Since 2020

SERGIO MAURICIO MENÉNDEZ MEDINA

President of Cemex Europe, Middle East, Africa & Asia

Experience at Cemex and Other Relevant Experience Mr. Menéndez Medina has held several executive positions, including Director of Planning and Logistics in Asia, Corporate Director of Commercial Development, President of Cemex Philippines, Vice President of Strategic Planning for the Europe, Middle East, Africa and Asia region, President of Cemex Egypt, Vice President of Infrastructure Segment and Government Sales in Mexico, and most recently, as Vice President of Distribution Segment Sales in Mexico.

Education Mr. Menéndez Medina holds a B.S. degree in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from Stanford University.

CEMEX • 2023 20-F REPORT • 264

PART I

AGE 53
Citizenship Mexican and Spanish Nationality Mexican Seniority Since 1998 Tenure as Executive Vice President of Strategic Planning and Business Development Since 2020

JOSÉ ANTONIO GONZÁLEZ FLORES

Executive Vice President of Strategic Planning and Business Development

Experience at Cemex and Other Relevant Experience Mr. González Flores has held executive positions in the Finance, Strategic Planning, and Corporate Communications and Public Affairs areas, including, most recently, Executive Vice President of Finance and Administration (CFO).

Additionally, Mr. González Flores is a member of the board of directors of GCC, S.A.B. de C.V. (formerly Grupo Cementos de Chihuahua, S.A.B. de C.V.) and is an alternate director of the board of directors of Axtel, S.A.B. de C.V.

Education Mr. González Flores holds a B.S. degree in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from Stanford University.

CEMEX • 2023 20-F REPORT • 265

PART I

AGE 60
Citizenship Mexican Nationality Mexican Seniority Since 1996 Tenure as Executive Vice President of Digital and Organization Development Since 2020

LUIS HERNÁNDEZ ECHÁVEZ

Executive Vice President of Digital and Organization Development

Experience at Cemex and Other Relevant Experience Mr. Hernández Echávez has held senior management positions in Strategic Planning and Human Resources. In his current position, he heads the areas of Organization and Human Resources, Information Technology, Digital Innovation, as well as Cemex Ventures.

Education Mr. Hernández Echávez holds a B.S. degree in Civil Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, a Master’s degree in Civil Engineering, and an MBA from the University of Texas at Austin.

CEMEX • 2023 20-F REPORT • 266

PART I

AGE 65
Citizenship American Nationality American Seniority Since 2000 Tenure as Executive Vice President of Finance and Administration and Chief Financial Officer Since 2020

MAHER AL-HAFFAR

Executive Vice President of Finance and Administration and Chief Financial Officer

Experience at Cemex and Other Relevant Experience Mr. Al-Haffar has held several executive positions, including Managing Director of Finance, Head of Investor Relations, and most recently, Executive Vice President of Investor Relations, Corporate Communications and Public Affairs.

Additionally, he is a member of the UN Global Compact CFO Coalition for the SDGs, was a member of the NYSE Advisory Board and, before joining Cemex, he spent 19 years with Citicorp Securities Inc. and with Santander Investment Securities as an investment banker and capital markets professional.

Education Mr. Al-Haffar holds a B.S. degree in Economics from the University of Texas and a Master’s degree in International Relations and Finance from Georgetown University.

CEMEX • 2023 20-F REPORT • 267

PART I

AGE 49
Citizenship Mexican and German Nationality Mexican Seniority Since 1996 Executive Vice President of Corporate Affairs, Enterprise Risk Management and Social Impact Since 2021

MAURICIO DOEHNER COBIÁN

Executive Vice President of Corporate Affairs, Enterprise Risk Management and Social Impact

Experience at Cemex and Other Relevant Experience Mr. Doehner Cobián has held several executive positions in areas such as Strategic Planning and Enterprise Risk Management for Europe, Asia, the Middle East, South America and Mexico, and most recently Executive Vice President of Corporate Affairs and Enterprise Risk Management.

Additionally, he has also worked in the public sector within the office of the Mexican Presidency. Mr. Doehner was president of the Mexican National Cement Chamber (Cámara Nacional del Cemento) between 2017 and 2019, Vice President of the Transformation Industry Chamber (CAINTRA — Cámara de la Industria de Transformación) between 2012 and 2013. He’s currently Vice President of Social Responsibility and Vertebration of the Mexican Employers Confederation (COPARMEX — Confederación Patronal de la República Mexicana), and member of the board of directors of Vista Oil & Gas, S.A.B. de C.V., ITESM’s Escuela de Ciencias Sociales y Gobierno (formerly EGAP), Trust for the Americas and Museo de Arte Contemporáneo de Monterrey, A.C.

Education Mr. Doehner Cobián holds a B.A. degree in Economics from the Instituto Tecnológico y de Estudios Superiores de Monterrey, an MBA from Instituto Panamericano de Alta Dirección de Empresas (IPADE) and IESE Business School of the University of Navarra in Madrid, and a Master’s in Public Administration from Harvard University.

CEMEX • 2023 20-F REPORT • 268

PART I

AGE 58
Citizenship American Nationality Spanish Seniority Since 1998 Tenure as President of Cemex South, Central America and the Caribbean Since 2019

JESÚS VICENTE GONZÁLEZ HERRERA

President of Cemex South, Central America and the Caribbean

Experience at Cemex and Other Relevant Experience Mr. González Herrera has held several senior positions, including Corporate Director of Strategic Planning, Vice President of Strategic Planning in Cemex USA, President of Cemex Central America, President of Cemex UK and, more recently, Executive Vice President of Sustainability and Operations Development.

Education Mr. González Herrera holds a B.S. and an M.Sc. in Naval Engineering, both from the Polytechnic University of Madrid and an MBA from IESE—University of Navarra, Barcelona.

CEMEX • 2023 20-F REPORT • 269

PART I

AGE 64
Citizenship American Nationality American Seniority Since 2006 Tenure as Executive Vice President of Investor Relations, Corporate Communications, and Public Affairs Since 2021

LOUISA (LUCY) P. RODRIGUEZ

Executive Vice President of Investor Relations, Corporate Communications and Public Affairs

Experience at Cemex and Other Relevant Experience Ms. Rodriguez has held several executive positions including Head of Investor Relations. She has over 25 years of experience in international finance and capital markets.

Prior to Cemex, Ms. Rodríguez spent 15 years at Citibank and Santander where she was a capital markets professional in Emerging Markets and held various senior management roles. Additionally, she is a member of the board of directors of MSD Investment Corp, a $2 billion private credit fund in the U.S. In her early career, she also worked for KPMG, and she was previously a Certified Public Accountant.

Education Ms. Rodriguez holds a B.A. degree in Economics from Trinity College (Hartford, CT.), an MBA from New York University, and a Master’s from Columbia University School of International and Public Affairs.

CEMEX • 2023 20-F REPORT • 270

PART I

AGE 60
Citizenship Mexican Nationality Mexican Seniority Since 1985 Tenure as Vice President of Comptrollership Since 1999

RAFAEL GARZA LOZANO

Vice President of Comptrollership

Experience at Cemex and Other Relevant Experience Mr. Garza Lozano is a member of the board of directors of the Mexican Council for Research and Development of Financial Reporting Standards (CINIF — Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera) and an alternate member of the board of directors of GCC, S.A.B. de C.V. (formerly Grupo Cementos de Chihuahua, S.A.B. de C.V.)

Mr. Garza Lozano is a certified public accountant.

Education Mr. Garza Lozano has a Master’s degree in Administration and Finance from the Instituto Tecnológico y de Estudios Superiores de Monterrey. He also attended executive programs at Instituto Tecnológico Autónomo de México (ITAM), Instituto Panamericano de Alta Dirección de Empresas (IPADE), and Harvard University.

CEMEX • 2023 20-F REPORT • 271

PART I

AGE 55
Citizenship Mexican Nationality Mexican Seniority Since 2000 Tenure as Senior Vice President of Legal Since 2017

ROGER SALDAÑA MADERO

Senior Vice President of Legal

Experience at Cemex and Other Relevant Experience Mr. Saldaña Madero joined Cemex in 2000 and served in different positions in the Legal Department of the Company. On March 30, 2017, he was appointed Cemex’s General Counsel and Secretary of Cemex’s Board of Directors and its Committees. Prior to joining Cemex, he served as Legal Counsel in Cydsa, S.A.B. de C.V. from 1995 to 2000 in the city of Monterrey, Mexico, was a foreign associate in the law firm Fried, Frank, Harris, Shriver & Jacobson, in New York, N.Y., USA from 1994 until 1995, and previously was Chief of the Double Taxation Department in Mexico’s Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) in Mexico City, Mexico.

Since 2022, Mr. Saldaña Madero has actively participated in the Global Compact Group of the United Nations Organization focused on Corporate Governance and its evolution. He also participated as a speaker in September 2023 in the United Nations Global Compact Leader Summit held in New York City. Additionally, he was invited by the Global Compact Group as an observer to the tenth working session of participating states of the United Nations Convention against Corruption (UNCAC) of which Mexico is a signatory state.

Education Mr. Saldaña Madero is a graduate of the Universidad de Monterrey, A.C. with a degree in Law, holds a Master’s degree in Law (LL.M.) from Harvard University, and a diploma from Harvard University’s International Tax Program. Harvard University International Tax Program awarded Mr. Saldaña Madero a certificate of merit for research and writing for the dissertation “Transfer Pricing in Mexico, Current Status and Future Trends”. Mr. Saldaña Madero was an Organization of American States and Consejo Nacional de Ciencia y Tecnología scholar.

CEMEX • 2023 20-F REPORT • 272

PART I

Senior Management Skill Matrix

CEMEX • 2023 20-F REPORT • 273

PART I

CEMEX • 2023 20-F REPORT • 274

PART I

Snapshot of the Board of Directors as of December 31, 2023

CEMEX • 2023 20-F REPORT • 275

PART I

Board of Directors

Set forth below are the names, positions, and experiences of the members of Cemex, S.A.B. de C.V.’s Board of Directors as of December 31, 2023. For information regarding the individuals that were appointed as members of Cemex, S.A.B. de C.V.’s Board of Directors at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting held on March 22, 2024, see “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings.”

No alternate directors were elected at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting that took place on March 22, 2024. Members of Cemex, S.A.B. de C.V.’s Board of Directors serve for one-year terms.

AGE 67	DIRECTOR SINCE 1987
Chairman Since 2014 Citizenship Mexican Nationality Mexican Type of Board Member Non-Independent

ROGELIO ZAMBRANO LOZANO

Chairman of Cemex, S.A.B. de C.V.’s Board of Directors

Board Memberships at Listed Entities N/A

Other Current Roles Mr. Zambrano Lozano is an alternate member of the board of directors of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, a member of the Regional Council of Banco de México (Mexico’s central bank), a member of the Consejo Mexicano de Negocios, and a member of the board of trustees of the Instituto Tecnológico y de Estudios Superiores de Monterrey, as well as a visiting professor at this same university.

Experience Mr. Zambrano Lozano was President of the Finance Committee of Cemex’s Board of Directors from 2009 until March 2015.

He has been involved in the construction and building materials industries for over 40 years, as well as in various entrepreneurship matters in Mexico and the United States, after founding and serving as co-chief executive officer of Carza, S.A.P.I. de C.V., a leading real estate development company. With his vast experience and proven leadership, since his appointment as Chairman of Cemex’s Board of Directors, Mr. Zambrano Lozano has been responsible for guiding Cemex’s global business strategy, particularly focusing on strengthening best corporate governance practices, based on a commitment to create lasting value for all Cemex’s stakeholders.

He supports various non-profit organizations related to education, health and entrepreneurship.

Education Mr. Zambrano Lozano holds a B.S. degree in Industrial and Systems Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, and an MBA from the Wharton Business School of the University of Pennsylvania.

CEMEX • 2023 20-F REPORT • 276

PART I

AGE 69	DIRECTOR SINCE 2015
Citizenship Mexican Nationality Mexican Type of Board Member Non-Independent

FERNANDO A. GONZÁLEZ OLIVIERI

Chief Executive Officer

Board Memberships at Listed Entities Mr. González Olivieri is a member of the board of directors of GCC, S.A.B. de C.V. (formerly Grupo Cementos de Chihuahua, S.A.B. de C.V.) and Axtel, S.A.B. de C.V., both Mexican corporations listed in Mexico.

Experience and Education See “Item 6—Directors, Senior Management and Employees—Senior Management and Directors—Senior Management.”

CEMEX • 2023 20-F REPORT • 277

PART I

AGE 68	DIRECTOR SINCE 2017
Citizenship Mexican Nationality Mexican Type of Board Member Non-Independent Tenure on Cemex’s Sustainability, Climate Action, Social Impact, and Diversity Committee Since 2017

MARCELO ZAMBRANO LOZANO

Board Memberships at Listed Entities Mr. Zambrano Lozano is a member of the technical committee of one of Go Proyectos, S.A. de C.V.’s development trusts, known by its ticker symbol as CARZACK 18, which is listed in Mexico. He is a member of technical committee of Fibra Inn, a real estate investment trust listed in Mexico.

Other Current Roles Mr. Zambrano Lozano is a founding partner and executive chairman of the board of directors of Carza, S.A.P.I. de C.V., a recognized real estate development non-public corporation in the residential, commercial, and industrial sectors. He is a member of the board of directors of Grupo Vigia, S.A. de C.V. (a Mexican non-public corporation dedicated to distribution of gas, fuel, and other oil derivatives) and GreenPaper (Productora de Papel, S.A. de C.V.) (a Mexican non-public corporation dedicated to the fabrication and distribution of paper). He is also a member of the general board of Universidad de Monterrey, A.C. and Teléfonos de México, S.A.B. de C.V. (a Mexican non-public corporation).

Experience Mr. Zambrano Lozano’s ample knowledge of the real estate and construction industries in Mexico and the United States provides Cemex’s Board of Directors with an insightful view of major trends shaping the sector globally, particularly in key areas such as logistics and supply-chain development, thus helping Cemex to anticipate the evolving needs of its customers in the aforementioned markets.

Education Mr. Zambrano Lozano holds a B.A. degree in Marketing from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

CEMEX • 2023 20-F REPORT • 278

PART I

AGE 71	DIRECTOR SINCE 1983
Citizenship Mexican Nationality Mexican and Spanish Type of Board Member Independent

Tenure on Cemex’s Sustainability, Climate Action, Social Impact, and Diversity Committee	Member since 2014 and President since 2014

ARMANDO J. GARCÍA SEGOVIA

Board Memberships at Listed Entities Mr. García Segovia is a member of the board of directors of Hoteles City Express, S.A.B. de C.V. and an independent member of the board of directors of GCC, S.A.B. de C.V. (formerly Grupo Cementos de Chihuahua, S.A.B. de C.V.), both of which are listed corporations in Mexico.

Other Current Roles Mr. García Segovia is a member of the board of directors of Innovación y Conveniencia, S.A. de C.V., PYOSA Industrias, S.A.P.I. de C.V. (both Mexican non-public corporations) and Universidad de Monterrey, A.C. He is a member of the Consejo de Participación Ciudadana de Parques y Vida Silvestre de Nuevo León, a non-profit entity with a sustainability agenda. Mr. García Segovia is the founder and chairman of the board of directors of Comenzar de Nuevo, A.C., a non-profit organization focused on the treatment, education, prevention, and research of eating behavior disorders and related diseases. Mr. García Segovia also serves as honorary consul in Monterrey of the Kingdom of Denmark.

Experience Mr. García Segovia worked at Cydsa, S.A.B. de C.V. (a Mexican listed corporation) and Conek, S.A. de C.V. (a Mexican non-public corporation). From 1985 to 2010, he held several positions at Cemex, including Director of Operations and Strategic Planning, Corporate Services, and Business Development, as well as Executive Vice President of Development, Technology, Energy and Sustainability. He was also vice president of the Mexican Employers’ Association (COPARMEX), chairman of the Private Sector Commission for Sustainable Development Studies (CESPEDES), member of the board of directors of the World Environmental Center (a non-profit organization), and vice president of the Patronato del Museo de la Fauna y Ciencias Naturales, A.B.P. Since 2014, he serves as President of the Sustainability, Climate Action, Social Impact, and Diversity Committee of Cemex’s Board of Directors (formerly known as the Sustainability Committee).

Mr. García Segovia brings to Cemex’s Board of Directors a broad knowledge of the technical and production aspects of the global building-materials industry, along with a deep commitment to sustainability, climate action and nature conservancy, that provides valuable leadership to Cemex’s sustainability and climate action strategy, a core component to Cemex’s long-term value creation objective.

Education Mr. García Segovia holds a B.S. degree in Mechanical Engineering and Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey, and an MBA from the University of Texas.

CEMEX • 2023 20-F REPORT • 279

PART I

AGE 78	DIRECTOR SINCE 1985
Citizenship Mexican Nationality Mexican Type of Board Member Independent Tenure on Cemex’s Corporate Practices and Finance Committee Since 2015

RODOLFO GARCÍA MURIEL

Board Memberships at Listed Entities N/A

Other Current Roles Mr. García Muriel is the chief executive officer of Compañía Industrial de Parras, S.A. de C.V., chairman of the board of directors of Grupo Romacarel, S.A.P.I de C.V., (both are non-public corporations), and a member of the regional board of directors of Grupo Financiero Citibanamex (a non-public corporation).

Experience Mr. García Muriel was a member of the Finance Committee of Cemex’s Board of Directors from 2009 until March 2015.

He is a Mexican business leader with decades of experience and an outstanding record as founder, director, and president of major companies in the manufacturing, construction, transport, and communications industries. His vast business experience brings to Cemex’s Board of Directors useful knowledge in critical areas such as logistics and manufacturing as well as macroeconomic and market trends

Education Mr. García Muriel holds a B.S. degree in Electric Mechanical Engineering from the Universidad Iberoamericana and completed specialized programs in Business Administration at both Harvard University, and the Anderson School of the University of California in Los Angeles.

CEMEX • 2023 20-F REPORT • 280

PART I

AGE 68	DIRECTOR SINCE 2012

Citizenship    Mexican

Nationality     Mexican

Type of Board

Member      Independent

Tenure on

Cemex’s Audit

Committee     Since 2015

Tenure on

Cemex’s

Corporate

Practices and

Finance

Committee     Member since 2015 and President since 2019

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL

Board Memberships at Listed Entities Mr. Fernández Carbajal is a member of the board of directors of Alfa, S.A.B. de C.V. (a listed corporation in Mexico) and VISA, Inc. (a NYSE-listed corporation), as well as an alternate member of the board of directors of Fomento Económico Mexicano, S.A.B. de C.V. (a corporation listed in Mexico and on the NYSE).

Other Current Roles Mr. Fernández Carbajal is the chief executive officer of Servicios Administrativos Contry, S.A. de C.V. (a Mexican non-public corporation).

Experience Previously, Mr. Fernández Carbajal held positions Grupo Financiero BBVA México S.A. de C.V., including deputy president of strategic planning, president of systems and operations, chief financial office, and chief executive officer.

With a business career of more than 40 years and in-depth knowledge of specialized areas like payment systems and complex financial services worldwide, Mr. Fernández Carbajal brings to Cemex’s Board of Directors relevant insights in strategic planning and risk management, as well as in essential business functions, including financial reporting and competitive compensation mechanisms, which are fundamental to attracting and retaining talent.

Education Mr. Fernández Carbajal holds a B.S. degree in Electric Mechanical Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, and an MBA from the Harvard Business School.

CEMEX • 2023 20-F REPORT • 281

PART I

AGE 66	DIRECTOR SINCE 2015
Citizenship Mexican Nationality Mexican Type of Board Member Independent Tenure on Cemex’s Corporate Practices and Finance Committee Since 2015

ARMANDO GARZA SADA

Board Memberships at Listed Entities Mr. Garza Sada is the chairman of the board of directors of Alfa, S.A.B. de C.V., a listed corporation in Mexico with presence in 25 countries, and a business portfolio that includes petrochemicals, refrigerated food, and energy. He is also chairman and co-chairman, respectively, of the board of directors of Alpek, S.A.B. de C.V. and Nemak, S.A.B. de C.V., as well as a member of the board of directors of Axtel, S.A.B. de C.V., El Puerto de Liverpool, S.A.B. de C.V., and Grupo Lamosa, S.A.B. de C.V., all of which are listed corporations in Mexico.

Other Current Roles Mr. Garza Sada is an alternate member of the board of directors of Grupo Financiero BBVA México, S.A. de C.V. (a private financial institution). He is also a member of the board of trustees of the Instituto Tecnológico y de Estudios Superiores de Monterrey.

Experience Mr. Garza Sada’s decades of experience at the highest corporate level in top-ranked companies provides Cemex’s Board of Directors with a unique insight on the global economic landscape, and a hands-on experience to best align Cemex’s business strategy with its day-to-day operations.

Education Mr. Garza Sada holds a B.S. degree in Industrial Engineering from the Massachusetts Institute of Technology and an MBA from Stanford University.

CEMEX • 2023 20-F REPORT • 282

PART I

AGE 66	DIRECTOR SINCE 2015
Citizenship British Nationality British Type of Board Member Independent

DAVID MARTÍNEZ GUZMÁN

Board Memberships at Listed Entities Mr. Martínez Guzmán serves on the board of directors of Alfa, S.A.B. de C.V. and Vitro, S.A.B. de C.V., both of which are listed corporations in Mexico, and Sabadell Bank, a listed corporation in Spain.

Other Current Roles Mr. Martínez Guzmán is the founder and principal of Fintech Advisory Inc., as well as managing director of its London subsidiary, Fintech Advisory, Ltd., and member of the board of directors of ICA Tenedora, S.A. de C.V.

Experience Mr. Martínez Guzmán is the principal of Fintech Advisory Inc., which he founded in 1987. From 1984 to 1986, Mr. Martínez Guzmán worked as vice president, Latin America Sovereign Restructuring unit of Citibank, N.A. in New York, where he helped coordinate the 1984 Argentina Financing Plan. Since founding Fintech, Mr. Martínez Guzmán has participated, at times as the largest creditor, in most of the sovereign debt restructurings around the world, historically approaching sovereign restructurings with a collaborative approach to governments. Mr. Martínez Guzman also has a strong track record of successful involvement in corporate restructurings and debt exchanges, most often working with companies to ensure long-term viability and business continuity as a value-recovering proposition. More recently, Mr. Martínez Guzmán has allocated a significant portion of Fintech’s position to private equity investments, successfully investing across multiple jurisdictions in Latin America, Asia, and Europe, and across a wide range of sectors, including telecom and media, utilities, industrials, infrastructure, construction, oil and gas, and financial institutions.

Mr. Martínez Guzmán brings a renowned worldwide expertise in the financial sector and global markets to Cemex’s Board of Directors, providing significant guidance on Cemex’s proactive financial management for deleveraging and achieving an investment grade credit rating, as well as Cemex’s sustainable growth strategy.

Education Mr. Martínez Guzmán holds a B.S. degree in Mechanical and Electrical Engineering from the Universidad Nacional Autónoma de México (UNAM), a B.A. degree in Philosophy from the Universitas Gregoriana in Rome, Italy, and an MBA from Harvard Business School.

CEMEX • 2023 20-F REPORT • 283

PART I

AGE 80	DIRECTOR SINCE 2016
Citizenship Mexican Nationality Mexican Type of Board Member Independent Tenure on Cemex’s Audit Committee Member since 2018 and President since 2019

EVERARDO ELIZONDO ALMAGUER

Board Memberships at Listed Entities Mr. Elizondo Almaguer is a member of the board of directors of Grupo Financiero Banorte, S.A.B. de C.V., of Compañía Minera Autlán, S.A.B. de C.V., and of Gruma, S.A.B. de C.V., all of which are listed corporations in Mexico.

Other Current Roles Mr. Elizondo Almaguer is a professor of Macroeconomics at EGADE Business School of the Instituto Tecnológico y de Estudios Superiores de Monterrey and at the School of Economics of the Universidad Autónoma de Nuevo León (UANL). He is also a member of the board of directors of Afore XXI-Banorte, S.A. and Rassini, S.A.B. de C.V. (both are non-public corporations).

Mr. Elizondo Almaguer qualifies as a “financial expert” for purposes related to the Sarbanes-Oxley Act.

Experience He served as deputy governor of the Banco de México (Mexico’s central bank) from 1998 to 2008. Before that, he was the director for Economic Studies at Alfa, S.A.B. de C.V. (a Mexican listed company), and at Grupo Financiero BBVA México S.A. de C.V. (a private financial institution). He founded and was the director of the Graduate School of Economics of the Universidad Autónoma de Nuevo León.

With a distinguished professional career as a financial analyst, exemplary public official and academic scholar, Mr. Elizondo Almaguer brings to Cemex’s Board of Directors extensive knowledge of the financial system and the international macroeconomic environment, providing insights to ensure Cemex’s full observance of best corporate practices, and identify new business opportunities.

Education Mr. Elizondo Almaguer holds a B.A. degree in Economics from the Universidad Autónoma de Nuevo León, a Master’s in Economics from the University of Wisconsin-Madison, a certificate from Harvard University’s International Tax Program and an Honoris Causa Doctorate from the Universidad Autónoma de Nuevo León.

CEMEX • 2023 20-F REPORT • 284

PART I

AGE 76	DIRECTOR SINCE 2017
Citizenship Mexican Nationality Mexican and Spanish Type of Board Member Independent

RAMIRO GERARDO VILLARREAL MORALES

Board Memberships at Listed Entities Mr. Villarreal Morales is a member of the board of directors of Andean Precious Metals, a company listed on the Toronto Stock Exchange, and GCC, S.A.B. de C.V. (formerly Grupo Cementos de Chihuahua, S.A.B. de C.V.) and Vinte Viviendas Integrales, S.A.B. de C.V., two public corporations listed in Mexico.

Other Current Roles Mr. Villarreal Morales is a member of the advisory board of Arendal (a non-public corporation in the construction industry).

Experience Mr. Villarreal Morales joined Cemex in 1987 as General Legal Director, and subsequently served in various positions, including Executive Vice President of Legal and Advisor to the Chairman of Cemex’s Board of Directors and the Chief Executive Officer until December 2017. Previously, he served as general director of the regional bank division of Banpaís, where he was responsible for the operation of the bank’s 121 branches, and, until February 2012, he was the secretary of the board of directors of Enseñanza e Investigación Superior, A.C., a non-profit managed by the Instituto Tecnológico y de Estudios Superiores de Monterrey.

He served as Secretary of Cemex’s Board of Directors from 1995 to March 30, 2017.

With over 50 years of professional experience in different countries where Cemex has operations, Mr. Villarreal Morales provides Cemex’s Board of Directors with key guidance around regulatory and legal matters, as well as international financial transactions, helping to ensure strict observance of all applicable laws.

Education Mr. Villarreal Morales holds a B.A. degree in Law from the Universidad Autónoma de Nuevo León, and a Master’s in Finance from the University of Wisconsin-Madison.

CEMEX • 2023 20-F REPORT • 285

PART I

AGE 74	DIRECTOR SINCE 2018
Citizenship Brazilian Nationality Colombian Type of Board Member Independent Tenure on Cemex’s Audit Committee Since 2023

GABRIEL JARAMILLO SANINT

Board Memberships at Listed Entities Mr. Jaramillo Sanint is a member of the board of directors of Minerva Foods, a listed corporation in Brazil.

Other Current Roles Mr. Jaramillo Sanint is the founder and director of a sustainable economic development program in the Orinoco Basin in Colombia. He is also a member of the board of directors of Centro Hospitalario Tatama (Colombia) (a non-profit organization), Medicines for Malaria Ventures (a non-profit organization) based in Geneva, Switzerland, and the Colombian branch of BTG Pactual Bank.

Experience Previously, Mr. Jaramillo Sanint served as chairman of the board of directors and chief executive officer of Santander USA (formerly Sovereign Bank), Banco Santander Brasil, and Banco Santander Colombia, and as CEO of Citibank Mexico, and Citibank Colombia. Since retiring, he has focused on health-related philanthropic work, leading the transformation of the Global Fund to Fight AIDS, Tuberculosis and Malaria, which raised $13 billion from 2017 to 2020.

From October 2012 to April 2018, he was a member of the board of directors and president of the audit committee of Cemex Latam Holdings, S.A., a company listed on the Colombian Securities Exchange at the time.

With an outstanding career of more than 35 years in South America, Mexico and the United States, Mr. Jaramillo Sanint not only brings to Cemex’s Board of Directors extensive experience in complex financial matters, but also in sustainability, health and safety, as well as corporate social responsibility, a pillar of Cemex’s global strategy to achieve sustainable growth and create lasting value.

Education Mr. Jaramillo Sanint holds a B.A. degree in Marketing and an MBA from California State University. In 2015, Mr. Jaramillo Sanint received honorary degrees from the Universidad Autónoma de Manizales in Colombia and Northeastern University.

CEMEX • 2023 20-F REPORT • 286

PART I

AGE 63	DIRECTOR SINCE 2019
Citizenship Spanish Nationality Spanish Type of Board Member Independent
Tenure on Cemex’s Sustainability, Climate Action, Social Impact, and Diversity Committee Since 2023

ISABEL MARÍA AGUILERA NAVARRO

Board Memberships at Listed Entities Mrs. Aguilera Navarro is a member of the board of directors of Oryzon Genomics, S.A., Lar España Real Estate SOCIMI, S.A., and Clínica Baviera, all of which are listed corporations in Spain.

Other Current Roles Mrs. Aguilera Navarro is an independent consultant and executive in residence at the Esade Business School in Barcelona. She is a member of the board of directors of the Spanish multinational state-owned entity Canal de Isabel II, which manages the water supply infrastructure of Madrid, Spain and has operations in South America. She is also a member of the board of directors of Making Science, a company listed on the BME Growth market.

Experience Mrs. Aguilera Navarro was president of General Electric Spain and Portugal from 2008 to 2009, general manager of Google Inc. (now Alphabet) Spain and Portugal from 2006 to 2008, operations director of NH Hotel Group, S.A. from May 2002 to June 2005, and general director of Dell Computer Corporation for Spain, Italy and Portugal from March 1997 to May 2002. She has also served as an advisor to various Spanish non-profit organizations, including the Instituto de Empresa, and the Asociación para el Progreso de la Gestión. She was a member of the advisory board of Farmaindustria, Ikor, and Pelayo Mutua de Seguros, and a business entrepreneur from 2009 to 2012 at Twindocs International. Previously, she was a board member of Indra, Banco BMN, Aegón Seguros, Banca Farmafactoring S.p.A. and Hightech Payment System SA.

With her experience in multinational corporations in Europe, Mrs. Aguilera Navarro brings to Cemex’s Board of Directors guidance on the overall global business landscape and an informed view on innovation, entrepreneurship, technological and digitalization issues, from customer-centric platforms to organizational processes and essential corporate functions, a key element of Cemex’s digital strategy. In addition, she brings important insights in urban planning and a critical customer influencer, architects.

Education Mrs. Aguilera Navarro holds a B.A. degree in Architecture and Urban Planning from the Escuela Técnica Superior de Arquitectura de Sevilla (ETSA), an MBA from the IE Business School, a Program for Management Development (PMD) from the IESE Business School, and has a Specialization Diploma in the Metaverse from The Valley Digital Business School in Madrid and a Diploma in Museum Management from ELBS School. Likewise, she completed the Environmental, Social and Governance (ESG) and Corporate Finance for Board Members modules at the Esade Business School in Barcelona.

CEMEX • 2023 20-F REPORT • 287

PART I

AGE 61	DIRECTOR SINCE 2023
Citizenship Mexican Nationality Mexican and Spanish
Type of Board Member Independent
Tenure on Cemex’s Sustainability, Climate Action, Social Impact, and Diversity Committee Since 2023

MARÍA DE LOURDES MELGAR PALACIOS

Board Memberships at Listed Entities Dr. Melgar Palacios is a member of the board of directors of Smurfit Kappa Group PLC, an Irish conglomerate listed in Ireland.

Other Current Roles Dr. Melgar Palacios is a member of the board of directors of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México. She is a researcher affiliated with the Center of Collective Intelligence at the Massachusetts Institute of Technology and non-resident researcher at the Baker Institute Center for Energy Studies. She is a member of the board of directors of Mount Holyoke College (academic institution). Additionally, she is a member of the board of directors of the following non-profit organizations: Global Energy Alliance for People and Planet, the Natural Resource Governance Institute, Phius, and Chapter Zero Mexico. Dr. Melgar Palacios is a member of the International Women’s Forum, having chaired the Mexican Local Forum from 2016 to 2018.

Experience From 1997 to 2005, Dr. Melgar Palacios was part of the Mexican Foreign Service. From 1998 to 2002, she served as the general director of the Office of International Affairs of the Ministry of Energy, having participated in the strategy and negotiation to stabilize the international oil market, and led the energy sector in the Continental Shelf Delimitation Treaty with the United States in the Western Gulf of Mexico (Doughnut Hole). From 2005 to 2007, she served as Minister at the Mexican permanent mission to the Organization for Economic Co-Operation and Development, overseeing the coordination of various topics and representing Mexico in meetings regarding matters such as corporate governance, anticorruption, sustainable development, among others. Subsequently, she served as Undersecretary of Electricity from December 2012 to February 2014 and as Undersecretary of Hydrocarbons from February 2014 to July 2016, at the Ministry of Energy of Mexico. Dr. Melgar Palacios also held the Robert E. Wilhelm chair at the Massachusetts Institute of Technology.

Her academic and professional experience, as well as her experience in non-profit organizations and matters related to energy, sustainability, climate action, and corporate governance, provides Cemex’s Board of Directors with a unique perspective on said matters, all of which are key components for Cemex’s future.

Education Dr. Melgar Palacios holds a B.A. in International Relations and Comparative Literature from Mount Holyoke College and studied at the Paris Institute of Political Studies (Sciences Po). She completed diplomatic studies at the Instituto Matías Romero de Estudios Diplomáticos, graduating as a member of the 1997 class of the Mexican Foreign Service. She also holds a Master’s and a PhD in Political Science with a specialization in Political Economy, both from the Massachusetts Institute of Technology.

CEMEX • 2023 20-F REPORT • 288

PART I

Board of Directors Skill Matrix

CEMEX • 2023 20-F REPORT • 289

PART I

(1)	M = Male, F = Female

(2)	N = Non-independent, I = Independent

CEMEX • 2023 20-F REPORT • 290

PART I

Familial relationships among members of Cemex, S.A.B. de C.V.’s Board of Directors

•	Rogelio Zambrano Lozano

Mr. Rogelio Zambrano Lozano (Chairman of Cemex, S.A.B. de C.V.’s Board of Directors) has a familial relationship with Mr. Marcelo Zambrano Lozano.

•	Marcelo Zambrano Lozano

Mr. Marcelo Zambrano Lozano has a familial relationship with Mr. Rogelio Zambrano Lozano (Chairman of Cemex, S.A.B. de C.V.’s Board of Directors).

•	Armando J. García Segovia

Mr. Armando J. García Segovia has a familial relationship with Mr. Rodolfo García Muriel.

•	Rodolfo García Muriel

Mr. Rodolfo García Muriel has a familial relationship with Mr. Armando J. García Segovia.

Senior Management and Board Composition

The composition of our Senior Management and Board of Directors, as well as certain information regarding the areas of expertise and seniority of their members as of December 31, 2023, is addressed in this section.

Senior Management

Gender

As of December 31, 2023, our senior management was comprised of 12 members, of which 92% were men and 8% were women.

Seniority (in years at the Company)

As of December 31, 2023, our senior management’s average years at the Company was 27 years.

CEMEX • 2023 20-F REPORT • 291

PART I

Board of Directors

Gender

As of December 31, 2023, our Board of Directors was comprised of 13 members, of which 85% were men and 15% were women.

Tenure (in years as a member of the Board of Directors)

As of December 31, 2023, our Board of Directors’ average tenure was 14 years.

Independence

As of December 31, 2023, our Board of Directors was comprised of 13 members, of which 23% were considered to be non-independent and 77% were considered to be independent.

As of December 31, 2023, there were no alternate members of Cemex, S.A.B. de C.V.’s Board of Directors.

CEMEX • 2023 20-F REPORT • 292

PART I

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

Pursuant to the Mexican Securities Market Law and Cemex, S.A.B. de C.V.’s by-laws, at least 25% of its directors must qualify as independent directors. As of December 31, 2023, Cemex, S.A.B. de C.V.’s Board of Directors was comprised of 13 members, of which ten were independent and three were non-independent under the standards of the Mexican Securities Market Law.

Other than any contractual arrangements entered into with any member of Cemex, S.A.B. de C.V.’s Board of Directors while employed by us, which provide or may provide for retirement and pension benefits or other compensation upon termination of employment, Cemex, S.A.B. de C.V. has not entered into any contracts with its directors that provide for benefits upon termination of their directorship.

During 2023, our Board of Directors met five times to discuss and consider a wide range of relevant issues, with a board meeting attendance of 100%.

The Audit Committee, the Corporate Practices and Finance Committee, and Other Committees

The Mexican Securities Market Law requires Cemex, S.A.B. de C.V.’s Board of Directors to have an audit committee and a corporate practices committee comprised entirely of independent directors. In compliance with such requirement, Cemex, S.A.B. de C.V. has an Audit Committee and a Corporate Practices and Finance Committee.

Based on the Mexican Securities Market Law, our bylaws, and the activities conducted, in 2023, Cemex, S.A.B. de C.V.’s Audit Committee was responsible for:

•	Evaluating internal controls and procedures and identifying deficiencies;

•	Following up with corrective and preventive measures in response to any non-compliance with operation and accounting guidelines and policies;

•	Evaluating the performance of external auditors and analyzing the reports, opinions, and other information issued by such external auditors;

CEMEX • 2023 20-F REPORT • 293

PART I

•	Describing and valuing non-audit services performed by external auditors;

•	Reviewing financial statements and determining if their approval should be recommended to the Board of Directors;

•	Informing the Board of Directors of the state of the company’s internal controls, internal audit, and accounting systems, including any breaches detected;

•	Supporting the Board of Directors in producing different reports submitted to the shareholders;

•	Assessing the effects of any modifications to the accounting policies approved during any fiscal year;

•

Overseeing measures adopted as a result of any observations made by shareholders, directors, executive officers, employees or any third parties with respect to accounting, internal controls, and internal and external audit, as well as any complaints regarding management irregularities;

•

Supervising complaints raised by employees, third parties and other stakeholders to report ethical, corruption, and/or compliance matters utilizing confidential methods and other whistleblowing mechanisms through Cemex’s reporting system, and of disciplinary measures taken during 2023;

•	Identification, evaluation, and follow up on the main risks affecting the company and its subsidiaries;

•	Ensuring compliance by the Chief Executive Officer with the resolutions adopted by the shareholders and Board of Directors;

•	Analyzing the risks identified by independent auditors, accounting, internal control, and process assessment areas;

•	Reviewing and auditing or analyzing specific matters in several Cemex subsidiaries;

•

Reviewing main regulatory matters and legal proceedings, measures to enhance compliance with anti-corruption laws, and compliance with applicable securities laws and regulations in Mexico and in the U.S.;

•	Reviewing internal audits and deficiencies around operative risks, and approval of 2023 evaluation plan of operative risks and self-audits;

•	Approving to propose to the Board of Directors the ratification of our Sanctions, Exports Controls, and Anti-Boycott Compliance Policy;

•	Reviewing the disputes regarding the fines imposed by the tax authorities in Spain;

•	Review of cybersecurity and ESG-related information as it impacts risks and internal controls; and

•	Reviewing the most relevant transactions and matters during the 2023 calendar year.

During 2023, our Audit Committee met four times to discuss and consider a wide range of relevant issues, with a meeting attendance of 100%.

Based on the Mexican Securities Market Law, our bylaws, and the activities conducted, in 2023, Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee was responsible for:

•

Performing the role of a nomination and compensation committee, mainly by evaluating the employment and compensation of the Chief Executive Officer and the Chairman of the Board and reviewing the hiring and compensation policies for executive officers;

•	Reviewing policies regarding use of corporate assets;

•	Reviewing unusual or material transactions;

•	Evaluating waivers granted to directors or executive officers regarding participation and benefiting of corporate opportunities;

CEMEX • 2023 20-F REPORT • 294

PART I

•	Evaluating merger and acquisitions opportunities as well as asset sales, including financial and related transactions;

•	Evaluating the financial results for full year 2022;

•	Reviewing relevant tax matters and pension fund status and evaluation;

•	Reviewing different matters presented at Cemex’s Ordinary and Extraordinary General Shareholders’ Meeting held in March 2023;

•	Reviewing the disputes regarding the fines imposed by the tax authorities in Spain;

•

Reviewing the proposals on donations, related party transactions, conflict of interest, derivative transactions, our new Diversity and Inclusion Policy, our new Clawback Policy, the self-evaluation procedure of Cemex, S.A.B. de C.V.’s Board of Directors and the changes to our Insider Trading and Transactions with Cemex Securities Policy; and

•

Reviewing the financial plans, financial strategy and its implementation, including our 2023 growth strategy; quarterly results; financial transactions; and the global risk agenda for the period 2023-2024.

During 2023, our Corporate Practices and Finance Committee met five times to discuss and consider a wide range of relevant issues, with a meeting attendance of approximately 93%.

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

Set forth below are the names of the members of Cemex, S.A.B. de C.V.’s Audit Committee and Corporate Practices and Finance Committee as of December 31, 2023. For information regarding the individuals that were appointed as members of Cemex S.A.B. de C.V.’s Audit Committee and Corporate Practices and Finance Committee at Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meeting held on March 22, 2024, see “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings.” Each member of the committees is an independent director. The terms of the members of the Committees are indefinite. Everardo Elizondo Almaguer qualifies as an “audit committee financial expert” for purposes of the Sarbanes Oxley Act of 2002. See “Item 16A—Audit Committee Financial Expert.”

AUDIT COMMITTEE:

Everardo Elizondo Almaguer	President

Francisco Javier Fernández Carbajal	Member

Gabriel Jaramillo Sanint	Member

CORPORATE PRACTICES AND FINANCE COMMITTEE:

Francisco Javier Fernández Carbajal	President

Rodolfo García Muriel	Member

Armando Garza Sada	Member

In addition, Cemex, S.A.B. de C.V. has had a Sustainability Committee since 2014. On March 26, 2020, Cemex, S.A.B. de C.V. held an ordinary general shareholders’ meeting in which the shareholders for the first time approved

CEMEX • 2023 20-F REPORT • 295

PART I

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

Based on our bylaws, and the activities conducted, in 2023, Cemex, S.A.B. de C.V.’s Sustainability, Climate Action, Social Impact, and Diversity Committee was responsible for:

•	Overseeing sustainability and social responsibility policies, strategies and programs;

•

Reviewing the 2023-2024 sustainability risk agenda, Cemex’s “Future in Action” performance during 2023 against updated 2025 and 2030 targets and improvement plans, and diversity and inclusion initiatives and 2023 goals;

•	Evaluating the effectiveness of sustainability programs and initiatives;

•	Providing assistance to the Chief Executive Officer and senior management team regarding the strategic direction on sustainability and social responsibilities model;

•	Identifying the main risks concerning sustainability-related matters and overseeing mitigating actions;

•	Endorsing a model of sustainability, priorities, and key indicators, including our “Future in Action” program;

•	Reviewing the structure of, content and overall performance set forth in Cemex’s 2022 Integrated Report presented in March 2023;

•

Reviewing key sustainability performance indicators (e.g., climate action, H&S, water and biodiversity, circular economy, social impact), benchmarking with industry peers, and Cemex’s ESG rankings and ratings;

•

Redefining the focus to create a social impact strategy aligned with the evolution of practices and commercial regulations in force, defining action plans focused on Cemex’s action to advance the UN’s Sustainable Development Goals;

•	Reviewing Cemex’s actions and initiatives to consume more clean electricity; and

•	Reviewing Cemex’s plans, actions, business models, and 2030 targets regarding circular economy.

During 2023, our Sustainability, Climate Action, Social Impact, and Diversity Committee met four times to discuss and consider a wide range of relevant issues, with a meeting attendance of 100%.

Set forth below are the names of the members of Cemex, S.A.B. de C.V.’s Sustainability, Climate Action, Social Impact, and Diversity Committee as of December 31, 2023. For information regarding the individuals that were appointed as members of Cemex, S.A.B. de C.V.’s Sustainability, Climate Action, Social Impact, and Diversity Committee at Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meeting held on March 22, 2024, see “Item 5—Operating and Financial Review and Prospects—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings.” The terms of the members of the Committee are indefinite.

SUSTAINABILITY, CLIMATE ACTION, SOCIAL IMPACT, AND DIVERSITY COMMITTEE:

Armando J. García Segovia	President

Marcelo Zambrano Lozano	Member

Isabel María Aguilera Navarro	Member

María de Lourdes Melgar Palacios	Member

CEMEX • 2023 20-F REPORT • 296

PART I

Compensation of Cemex, S.A.B. de C.V.’s Directors and Members of Our Senior Management

For the year ended December 31, 2023, the aggregate amount of compensation we paid to all members of Cemex, S.A.B. de C.V.’s management was $71 million, which amount includes compensation paid to the members of our Board of Directors for attending meetings of the Board of Directors and its Committees, the salaries of our senior management, including of our Chief Executive Officer, and the salary of the Chairman of our Board of Directors. Of the $71 million that we paid to members of Cemex, S.A.B. de C.V.’s management, $24 million was paid as base compensation and cash-based performance bonuses, including pension and post-employment benefits, and $47 million corresponds to stock-based long-term compensation. During 2023, we purchased 67 million CPOs to fund current and future requirements of the Restricted Stock Incentive Plan (“RSIP”) described below under “Item 6—Directors, Senior Management, and Employees—Compensation of Cemex, S.A.B. de C.V.’s Directors and Members of Our Senior Management-Restricted Stock Incentive Plan.” For additional information, see “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings.”

The following table discloses the amount of compensation paid to our Senior Management for the years ended December 31, 2023, 2022, and 2021:

Year	Average Total Compensation paid to our Senior Management(1)(2)	Average Adjusted Compensation paid to our Senior Management(1)(3)	Consolidated Net Income (Loss) (Millions of Dollars)	Most significant financial measure

2023	5.0 million	7.6 million	199	CVA

2022	3.1 million	3.4 million	885	CVA

2021	3.5 million	5.1 million	778	CVA

(1)	Our Senior Management includes our Executive Committee members, our Vice President of Comptrollership and our Senior Vice President of Legal.

(2)

The amount of “Average Total Compensation” paid to our Senior Management includes paid salary, bonuses, stock awards, (including, but not limited to, our Key Value Positions Plan (“KVP Plan”) and the Performance Plan, as defined below), our Variable Compensation Plan (“VCP”), and other compensation benefits.

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

To calculate the correlation between the compensation paid to our Senior Management and Cemex, S.A.B. de C.V.’s performance for the year ended December 31, 2023, we used the following financial and other measures: (i) cash value added (“CVA”); (ii) total shareholder return; and (iii) our CO2 Emissions Component (as defined below). For the years ended December 31, 2023, 2022, and 2021, CVA was the most significant financial measure that we used to determine the compensation paid to our Senior Management. For more information on our CVA and CO2 Emissions Component, see “Item 6—Directors, Senior Management, and Employees—Compensation of Cemex, S.A.B. de C.V.’s Directors and Members of Our Senior Management—Variable Compensation Plan.”

Variable Compensation Plan

Our Variable Compensation Plan (“VCP”) is a non-equity incentive compensation plan available to our senior management. The terms of the VCP are based on CVA, which is calculated by subtracting depreciation and capital charge from our operating cash flow. A positive CVA means that revenues were greater than costs, including our cost of capital, whereas a negative CVA means that revenues were not sufficient to cover such costs. Members of Senior Management who achieve a positive CVA result with respect to our specific annual target goals will generally receive higher compensation under the VCP.

CEMEX • 2023 20-F REPORT • 297

PART I

Additionally, the terms of our VCP consider performance metrics that include a combination of the employee’s business unit, regional and consolidated global results in comparison to our specific annual target goals, including certain health and safety and sustainability-related factors. Moreover, the evaluation process considers each member of senior management’s individual performance assessment, along with his or her supervisor’s input. Since 2022, our VCP includes a new variable related to carbon reduction goals that could have an impact ranging from -10% to +10% in the total cash payout of the annual VCP (the “CO2 Emissions Component”). Furthermore, in March 2022 we expanded our VCP to cover more than 4,500 executives.

Each senior management position has a target variable compensation payout of his or her budgeted compensation, which is expressed as a percentage of such executive’s annual base pay. This target variable compensation amount varies according to the executive’s level in the Company.

Every year, specific annual target goals are set after considering local business expectations and the volatility of each of our operations. This allows us to maintain an objective criteria across our operations. Depending on our results and executives’ performance in comparison to our objectives and specific annual target goals, the annual target variable compensation incentive can range from 0% for poor results and performance to up to a maximum of 200% for exceptional results and performance.

In 2023, consolidated CVA resulted in a VCP payout of 66.9%, or $79.4 million.

Restricted Stock Incentive Plan

Under the terms of the RSIP, eligible employees are allocated a specific number of restricted CPOs as variable compensation to be vested over a four-year period. CPOs to cover the RSIP are issued or purchased in the secondary market. The CPOs are held in an individual account with a third-party supplier. At the end of each year during such four-year period, the restrictions lapse with respect to 25% of the allocated CPOs and such CPOs become freely transferable and subject to withdrawal from the trust. The RSIP has been applied to applicable participants since 2009. In 2023, the RSIP was amended to allow for the granting and vesting of awards in ADSs, which we expect to begin in 2024. All other terms and conditions of the RSIP remained substantially unchanged. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings.”

As of the date of this annual report, we have four compensation programs that conform the RSIP: the “Ordinary Plan,” the “KVP Plan,” the “Performance Plan,” and the “Extraordinary Management Grant.” Only our most senior executives in key value positions participate in the KVP Plan and the Performance Plan.

As of the date of this annual report, approximately 500 of our employees participate in the Ordinary Plan. The annual award under the Ordinary Plan is calculated based on the result of the gross annual guaranteed compensation of the participants in Dollars as of May 31 of each calendar year, times a management factor, that, depending on the level of the participant, ranges from 12% to 24% and divided by the last 90-day average closing price, converted into Dollars, of CPOs as of June 30 of such calendar year. No member of our senior management participated in the Ordinary Plan.

Our KVP Plan establishes nonqualified deferred compensation earnings. As of December 31, 2023, the KVP Plan included approximately 59 participants, all of which are executives in key value positions. The annual award under the KVP Plan is based on the result of the cash variable compensation bonus in Dollars paid in April 2023 to these participants and divided by the last 90-day average closing price, converted into Dollars, of CPOs as of April 15 of each calendar year. As of December 31, 2023, all members of our senior management participated in the KVP Plan.

The total number of CPOs granted for the Ordinary Plan and the KVP Plan during 2023 were 36 million and 28 million, respectively, of which 14 million were granted to our senior management. In 2023, 30 million net CPOs of the

CEMEX • 2023 20-F REPORT • 298

PART I

Ordinary Plan and 23 million net CPOs of the KVP Plan were purchased in the secondary market, representing the first 25% of the 2023 compensation program, the second 25% of the 2022 compensation program, the third 25% of the 2021 compensation program and the final 25% of the 2020 compensation program. Of these 53 million CPOs, 14 million CPOs corresponded to our senior management.

As of December 31, 2023, 47 employees participated in the Extraordinary Management Grant. The Extraordinary Management Grant entails granting a specific number of CPOs to each of the participants. The CPOs awarded under the Extraordinary Management Grant were calculated based on the result of the gross annual guaranteed compensation of the participants in Dollars as of May 31, 2023, times a management factor, and divided by the last 90-day average closing price, converted into Dollars, of CPOs as of June 30, 2023.

Our Extraordinary Management Grant is a retention program offered at the Company’s sole discretion to a selected number of employees that do not participate in the Ordinary Plan, KVP Plan or the Performance Plan. Under the Extraordinary Management Grant vesting occurs at the end of three years in a single 100% block, at which time the resulting number of CPOs become unrestricted immediately. Since the Extraordinary Management Grant came into effect in 2022 and there is a three-year vesting period, as of December 31, 2023, no CPOs have vested under the Extraordinary Management Grant.

Finally, our executives in key value positions participate in an additional RSIP program known as the Performance Plan. The Performance Plan replaced the Ordinary Plan in 2017 in order to align long-term compensation of our most senior executives with those of our investors. The Performance Plan entails granting a specific target of CPOs for each plan participant. The final payout can range from 0% to 200% of the target of CPOs based on Cemex, S.A.B. de C.V.’s three-year total shareholder return relative to two market references. The first market reference is comprised of seven public companies from the global construction and materials industry. The second market reference is the Morgan Stanley Capital International (MSCI) of Emerging Markets-LATAM Industry Index, which is comprised of 107 companies.

Under the Performance Plan, the vesting period occurs at the end of three years in a single 100% block, at which time the resultant number of CPOs become unrestricted immediately. Approximately 17 million CPOs were granted during 2023 under the Performance Plan, out of which 9 million CPOs were granted to our senior management, with an estimated fair value of 144.9%, which are expected to vest on July 1, 2026. In 2021, 2022 and 2023, 12 million, 16 million and 45 million CPOs, respectively, were vested to our senior management. As of December 31, 2023, the Performance Plan had 54 participants.

For further information, see note 22 to Cemex, S.A.B. de C.V.’s 2023 audited consolidated financial statements included elsewhere in this annual report.

CLH Employee Stock-Ownership Plan

On January 16, 2013, CLH’s board of directors approved, effective as of January 1, 2013, a long-term incentive plan available to eligible executives of CLH, which consisted of an annual compensation plan based on CLH shares. The underlying shares in this long-term incentive plan, which were held in CLH’s treasury and subject to certain restrictions, fully vested under each annual award over a period of four years. During 2022 and 2021, CLH delivered 813,980 shares and 713,927 shares, respectively, corresponding to the vested portion of prior years’ grants, which were subscribed and held in CLH’s treasury. Since 2022, no awards of CLH shares under CLH’s former long-term incentive plan were made. As of December 31, 2023, no CLH shares are expected to vest in future years under the former CLH long-term incentive plan.

CEMEX • 2023 20-F REPORT • 299

PART I

Cemex Holdings Philippines Employee Restricted Stock Incentive Plan

Starting in 2018, a CHP compensation plan was granted to eligible participants in the Philippines. During 2023, 2022 and 2021, executives of CHP received 1,516,657, 19,177,703 and 16,511,882 unrestricted shares in CHP, respectively. Starting July 2023, CHP’s executives no longer receive CHP shares and will instead receive awards of Cemex securities under the RSIP.

Compensation of Cemex, S.A.B. de C.V.’s Chief Executive Officer and Senior Management(1)

Full Year 2023-Chief Executive Officer	%

Salary	20%

Short-Term Performance Bonus (Cash)	20%

Long-Term Performance Bonus (Restricted Stock)	40%

Long-Term Performance Shares	20%

100%

Full Year 2023-Senior Management	%

Salary	42%

Short-Term Performance Bonus (Cash)	23%

Long-Term Performance Bonus (Restricted Stock)	23%

Long-Term Performance Shares	12%

100%

(1)	For purposes of this table, information regarding our Senior Management does not include data pertaining to our Chief Executive Officer.

For our Chief Executive Officer and our senior management, the short-term variable performance bonus is paid in cash. Long-term restricted shares and the long-term variable performance bonus are paid in the form of restricted shares. As mentioned above, we use CVA to measure short-term performance bonus.

Additionally, all members of our Executive Committee have entered into change of control agreements that have been previously approved by the Corporate Practices and Finance Committee and the Board of Directors. Under these agreements, if during the term of the change of control agreement and while the executive remains an employee of Cemex, we shall be subject to a change in control and (i) within one year following such change in control Cemex terminates the employment of the executive involuntarily or (ii) within six months following such change in control the executive provides notice of intent to resign from employment with Cemex, then the executive would generally receive the executive’s salary and vacation accrued unpaid through his or her termination date, a lump sum equal to two times the executive’s annual salary, a lump sum equal to the executive’s target cash payout opportunity under the annual incentive bonus plan for which the executive is eligible, and vesting of all outstanding restricted stock awards and other equity arrangements and held by the executive through his or her termination date.

The post-employment benefits that our senior management receive are aligned to the local practices in the countries where they are based.

The competitiveness of our executive compensation structure, as well as the mix between base and variable and short-term and long-term compensation, is reviewed every two years. This analysis measures competitiveness versus similar size firms in both U.S. and European markets. The most recent review was performed in November 2023 by WTW (formerly Willis, Towers, Watson), a firm specialized in multinational risk management, insurance brokerage and company advisory.

Cemex, S.A.B. de C.V.’s Board of Directors, other than its Chairman, is compensated in a fixed manner based on participation in board and board committee meetings. The compensation of the Board of Directors is approved each

CEMEX • 2023 20-F REPORT • 300

PART I

year at Cemex, S.A.B. de C.V.’s general ordinary shareholders’ meeting. In 2023, the amount approved by our shareholders was $29,500 per board meeting attended and $7,100 per committee meeting attended, and the actual amount paid for attendance to these meetings was approximately $2.1 million. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings.”

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

Employees

As of December 31, 2023, we had 46,497 employees worldwide, which represented an increase of approximately 6% from the total number of employees we had as of December 31, 2022. The following table sets forth the number of our employees and a breakdown of their geographic location as of December 31, 2021, 2022 and 2023:

Location	2021	2022	2023

Mexico	18,166	17,671	19,800

United States	9,031	8,968	9,085

EMEAA	12,483	11,877	12,303

United Kingdom	1,933	1,901	1,951

France	1,768	1,784	1,791

Germany	1,117	1,237	1,386

Spain	1,774	1,155	1,236

Poland	1,070	1,092	1,106

Egypt	505	513	497

Philippines	775	757	716

Rest of EMEAA	3,541	3,438	3,620

SCA&C	6,530	5,337	5,309

Colombia	2,974	2,850	2,820

Panama	389	456	492

Costa Rica	325	0	0

Caribbean TCL	707	870	769

Rest of SCA&C	2,135	1,161	1,228

Total	46,210	43,853	46,497

(1)	For purposes of this table, the employee count for 2021 excludes Sinergia Deportiva, S.A. de C.V., our affiliate responsible for managing and operating a soccer club in Mexico.

In Mexico, as of December 31, 2023, we have entered into collective bargaining agreements for certain business units. Such collective bargaining agreements are reviewed on an annual basis with respect to wages and every two

CEMEX • 2023 20-F REPORT • 301

PART I

years with respect to benefits. During 2023, we reviewed 103 collective bargaining agreements with different labor unions in Mexico. Workers covered by these agreements vote to approve their terms and conditions after being informed of them by the labor unions to which they belong.

In the United States, as of December 31, 2023, approximately 27.2% of our employees were represented by unions, with the largest number being members of the International Brotherhood of Teamsters, the Laborers’ International Union of North America, United Steelworkers, International Union of Operating Engineers, and the International Brotherhood of Boilermakers. We have entered into or are in the process of negotiating various collective bargaining agreements at many of our U.S. plants, which collective bargaining agreements have various expiration dates through July 1, 2027.

As of December 31, 2023, our subsidiaries in Spain had 1,235 employees with collective bargaining agreements. Additionally, 703 of them, corresponding to employees in the cement business, had a company- specific collective bargaining agreement that has been renewed until December 31, 2025. Within the ready-mix concrete, mortar, aggregates and transport sectors, as well as non-cement office-based employees, 403 employees have industry-specific collective bargaining agreements and are employees of different subsidiaries of ours in the country. Of the 118 employees corresponding to the ready-mix sector, 104 had a company-specific collective agreement effective until December 31, 2023. The renewal of these company-specific agreements is expected to be negotiated during 2024. Furthermore, 14 employees corresponding to our operations’ ready-mix service center have a company-specific collective agreement that has been renewed until December 31, 2025.

In the United Kingdom, as of December 31, 2023, our cement manufacturing and cement supply chain operations had collective bargaining agreements with Unite the Union. The rest of our operations in the United Kingdom are not part of collective bargaining agreements. However, there are local agreements for consultations and employees can be represented by a trade union official at specific types of meetings.

In Germany, as of December 31, 2023, most of our employees are working under collective bargaining agreements with the Industriegewerkschaft Bauen Agrar Umwelt-IG B.A.U. union (the “IG B.A.U.”). Most employees are subject to the in-house bargaining agreement with the IG B.A.U., which means salaries are negotiated between the applicable company and the trade union IG B.A.U. Collective bargaining agreement negotiations for cement operations’ employees occurred between employers’ associations Arbeitgeberverband Zement e.V. and IG B.A.U. during the second quarter of 2023 and resulted in the execution of agreements that will expire in 2024 at the election of any of the parties. Agreed salary increases are in line with our budget assumptions. In addition, there are internal company agreements, negotiated between the works council and the company itself. The next works council elections for most areas will take place during 2026.

In France, as of December 31, 2023, less than 1% of our employees were members of four of the five main unions. At least one representative from one of the five main unions was represented in the following legal entities: Cemex Granulats (one representative), Cemex Bétons Ile de France (one representative), Cemex Bétons Sud-Ouest (one representative), Cemex Granulats Sud-Ouest (two representatives), Cemex Bétons Rhone-Alpes (one representative), and Cemex Bétons Sud Est (one representative). All agreements are negotiated with unions and non-union representatives elected in the local workers council (Comité social et économique) for periods of four years. The current agreements will expire on December 31, 2025.

In Israel, as of December 31, 2023, our aggregates manufacturing operations had existing special collective bargaining agreements with Histadrut, the largest employee organization in Israel (“Histadrut”). In addition, our concrete product landscape plant, Netivei Noy, has an existing special collective bargaining agreement with Histadrut that applies to the plant’s employees and will expire on December 31, 2026. The rest of our operations in Israel are not part of collective bargaining agreements.

CEMEX • 2023 20-F REPORT • 302

PART I

In the Philippines, as of December 31, 2023, approximately 60% and 24% of the non-managerial employees of our cement business were members of, and were represented by, labor unions in Solid Cement and APO, respectively. Their labor conditions including wages and benefits are governed by collective bargaining agreements negotiated at the plant level. The Solid Cement Plant has two unions and the collective bargaining agreements for these unions will expire on December 31, 2027 and February 28, 2028, respectively. APO Cement Plant also has two unions and the collective bargaining agreements for both these unions will expire on December 31, 2026.

In Egypt, as of December 31, 2023, the majority of our eligible employees were represented by the Assiut Cement Labor Union and the General Building Materials Union. The collective bargaining agreement, of which our employees are party to, governs annual profit share and productivity bonus payments. Such agreement will expire on December 31, 2024.

In Panama, as of December 31, 2023, approximately 59% of our workforce were members of the Sindicato de Trabajadores de Cemento Bayano, a union which is a legal entity registered with the Panamanian Ministry of Labor. The union’s board of directors is elected every two to four years through a general voting process. As of the date of this annual report, a collective bargaining agreement covering the period from January 2024 to December 2027 is in effect.

In Colombia, as of December 31, 2023, there were three regional sectionals of a single industry union that represents our employees at the Caracolito, Cúcuta and Maceo cement plants and mills, and a minority part of the logistics operations at the national level. As of the date of this annual report, the Clemencia regional sectional is undergoing a dissolution process. Another two unions represented a minority of the employees in the ready-mix concrete operations. There were also collective agreements with non-union workers at the Santa Rosa cement plant, all aggregates operations and the majority of the logistics and ready-mix concrete operations in Colombia. We consider our relationships with labor unions representing our employees in Colombia to be satisfactory.

In Caribbean TCL, as of December 31, 2023, the majority of our employees are covered under collective bargaining agreements except for those in the Guyana operations. All collective bargaining agreements in Trinidad have expired, however negotiations are currently ongoing with the recognized majority union, Oilfields Workers’ Trade Union. In Barbados, the collective bargaining agreements expired on December 31, 2023. As of December 31, 2023, we expect that proposals for new agreements will be submitted for the union’s consideration. In Jamaica, as of December 31, 2023, approximately 57.78% of our employees were represented by unions, with the largest number being members of the Union of Clerical And Supervisory Employees (“UCASE”), representing the hourly paid employees (24.44%) and the monthly paid technicians and operators (14.67%), and STAFF Association, representing the coordinators and administrative assistants (18.67%). Negotiations were finalized with the UCASE and STAFF Association, and the collective bargaining agreement with these groups will end in June 2024 and December 2024, respectively.

Share Ownership

As of December 31, 2023, to the best of our knowledge, the members of the Board of Directors of Cemex, S.A.B. de C.V. and our Senior Management, including their immediate families, owned, collectively, approximately 1.529% of Cemex, S.A.B. de C.V.’s outstanding shares, including shares underlying stock options and restricted CPOs under our RSIP. This percentage does not include shares held by the extended families of members of our senior management and directors, since, to the best of our knowledge, no voting arrangements or other agreements exist with respect to those shares. As of December 31, 2023, to the best of our knowledge, no individual member of the Board of Directors of Cemex, S.A.B. de C.V. or individual member of our senior management beneficially owned one percent or more of any class of Cemex, S.A.B. de C.V.’s outstanding capital stock and each such individual’s share ownership has not been previously disclosed to shareholders or otherwise made public.

CEMEX • 2023 20-F REPORT • 303

PART I

Item 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The information contained in Amendment No. 15 to a statement on Schedule 13G, filed with the SEC on January 25, 2024, stated that according to their calculations made as of December 31, 2023, BlackRock beneficially owned 1,331,556,388 CPOs, representing 8.8% of Cemex, S.A.B. de C.V.’s outstanding capital stock. BlackRock does not have voting rights different from our other non-Mexican holders of CPOs. As required by Cemex, S.A.B. de C.V.’s by-laws, Cemex, S.A.B. de C.V.’s Board of Directors is required to approve BlackRock’s beneficial ownership of Cemex, S.A.B. de C.V.’s outstanding capital stock. Pursuant to the authorizations by Cemex, S.A.B. de C.V.’s Board of Directors, BlackRock is authorized to acquire up to 13% of Cemex, S.A.B. de C.V.’s capital stock with voting rights.

As of December 31, 2023, Cemex, S.A.B. de C.V.’s outstanding capital stock consisted of 29,016,656,496 Series A shares and 14,508,328,248 Series B shares, in each case including shares held by our subsidiaries. These numbers are based on our records, which may differ from those recorded by Indeval (as defined below).

As of January 1, 2024, all unvested CPOs were changed to ADRs and all future awards under the RSIP are expected to be granted in ADRs.

As of December 31, 2023, 98.75% of Series A shares and 98.75% of Series B shares outstanding were held by the CPO trust. Each CPO represents two Series A shares and one Series B share. A portion of the CPOs is represented by ADSs. As set forth in the Deposit Agreement, holders of ADSs do not have the right to instruct the depositary as to the exercise of voting rights in respect of Series A shares underlying CPOs held in the CPO trust. Under the terms of the CPO trust agreement, Series A shares underlying CPOs held by non-Mexican nationals, including all Series A shares underlying CPOs represented by ADSs, will be voted by the trustee according to the majority of all Series A shares held by Mexican nationals and Series B shares voted at the meeting. However, holders of ADSs will have the right to instruct the depositary to exercise the voting rights of the Series B shares underlying the CPOs represented by ADSs. Voting instructions may be given only with respect to ADSs representing an integral number of Series B shares. If the depositary shall not have received voting instructions from a holder of ADSs on or prior to the ADS voting instructions deadline, such holder shall be deemed, and the depositary and Cemex, S.A.B. de C.V. shall deem such holder, subject to the terms of the Deposit Agreement, to have instructed the depositary to give a discretionary proxy to a person designated by Cemex, S.A.B. de C.V. (or, if requested by Cemex, S.A.B. de C.V., a person designated by the technical committee appointed pursuant to the CPO trust agreement) to vote the Series B shares underlying the CPOs represented by such holder’s ADSs in his or her discretion. The Series B shares underlying the CPOs represented by ADSs for which no actual or deemed voting instructions have been received will be voted by the trustee for the CPO trust in cooperation with, and under the direction of, a technical committee appointed pursuant to the terms of the CPO trust agreement.

Other than BlackRock and the CPO trust, we are not aware of any person that is the beneficial owner of five percent or more of any class of Cemex, S.A.B. de C.V.’s voting securities.

As of December 31, 2023, Cemex, S.A.B. de C.V.’s subsidiaries owned approximately 6.3 million CPOs, representing approximately 0.0434% of Cemex, S.A.B. de C.V.’s outstanding voting stock. These CPOs are voted at the direction of our management. The voting rights of our subsidiaries over those CPOs are the same as those of any other CPO holder. As of the same date, we did not hold any CPOs in derivative instruments hedging expected cash flows of stock options exercises.

Cemex, S.A.B. de C.V.’s by-laws provide that its Board of Directors must authorize in advance any transfer of voting shares of its capital stock that would result in any person or group of persons acting in concert, becoming a holder of

CEMEX • 2023 20-F REPORT • 304

PART I

2% or more of Cemex, S.A.B. de C.V.’s voting shares. In the event this requirement is not met, the persons acquiring such shares will not be entitled to any corporate rights with respect to such shares, such shares will not be taken into account for purposes of determining a quorum for shareholders’ meetings, Cemex, S.A.B. de C.V. will not record such persons as holders of such shares in its share registry and the registry undertaken by Indeval (as defined below) shall not have any effect.

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

As of December 31, 2023, we had 445 ADS holders of record, holding 554,643,879 ADRs, representing 5,546,438,790 CPOs, or approximately 38.27% of Cemex, S.A.B. de C.V.’s outstanding capital stock as of such date.

Related Party Transactions

Broadly, the definition of related parties includes entities or individuals who, as it relates to Cemex, are in a specific situation which may enable them to enter into transactions that may confer upon them an undue benefit from Cemex or a benefit which would have not been conferred by Cemex had such entity or individual not been in the corresponding situation. Likewise, an individual or entity may be considered a related party where the individual’s or entity’s specific situation, as it relates to Cemex, may enable Cemex to enter into transactions that may confer upon Cemex an undue benefit from the corresponding individual or entity or a benefit which would have not been conferred to Cemex had such individual or entity not been in the corresponding situation.

Pursuant to Mexican law, except when a transaction entered into by Cemex with a related party is executed pursuant to the policies and procedures approved by the Board of Directors of Cemex, S.A.B. de C.V. and (a) the transaction is not material for Cemex, (b) the transaction is entered into in the ordinary course of business on arm’s length terms or supported by specialized third-party valuations, and/or (c) the transaction is entered into with an employee of Cemex on terms similar to those available to any client or pursuant to compensation schemes generally available to employees, the transaction must be approved by Cemex, S.A.B. de C.V.’s Board of Directors with the prior opinion of its Corporate Practices and Finance Committee. In addition to any approvals required by applicable law, pursuant to the policies and procedures approved by the Board of Directors of Cemex, S.A.B. de C.V., a transaction between Cemex and a related party may require approval or ratification by Cemex, S.A.B. de C.V.’s Board of Directors with the prior opinion of its Corporate Practices and Finance Committee (or, in certain circumstances, its President) if such transaction can be valued at $120,000 annually or more.

From January 1, 2023 through December 31, 2023, Cemex entered into transactions with related parties for the sale and/or purchase of products, the sale and/or purchase of services and/or the lease of assets, none of which were material to Cemex, and, except for the transactions set forth below, to the best of Cemex’s knowledge, were not material to the related party, were incurred for non-material amounts for Cemex, and were executed under conditions following the same authorizations applied to other third parties.

CEMEX • 2023 20-F REPORT • 305

PART I

These identified transactions, which involved members of Cemex, S.A.B. de C.V.’s Board of Directors and senior management, as applicable, are reviewed by the Corporate Practices and Finance Committee of Cemex, S.A.B. de C.V.’s Board of Directors and approved or ratified at least annually by Cemex, S.A.B. de C.V.’s Board of Directors, as per Cemex’s applicable policies on conflicts of interest and related party transactions. These transactions with related parties also include transactions with subsidiaries with significant non-controlling interests, including TCL, Caribbean Cement Company Limited, and CHP; with other companies in which Cemex has a non-controlling position, including Neoris, GCC, and Lehigh White Cement Company; with companies in which Cemex, S.A.B. de C.V.’s Board of Director members are members of such company’s board of directors, including Carza, S.A.P.I. de C.V., Nemak, S.A.B. de C.V., NEG Natural, S.A. de C.V., Inmovitur, S.A. de C.V., Guarda Express, S.A.P.I., or have family members in ownership positions like Villarreal, García Campuzano, Gómez y Fernández, S.C.; and with companies at which members of Cemex’s senior management have family members, like Cementos Españoles de Bombeo, S. de R.L. de C.V., HSBC, all of which, for the year ended December 31, 2023, were reviewed by the Corporate Practices and Finance Committee of Cemex, S.A.B. de C.V.’s Board of Directors and approved or ratified by the Cemex, S.A.B. de C.V.’s Board of Directors, as per Cemex’s applicable policies on conflicts of interest and related party transactions. Except as set forth below, none of these transactions proposed or executed in 2023 are material to Cemex or, to the best of our knowledge, the related party.

The most important transactions with related parties during 2023 included in Cemex’s financial statements were as follows:

•

Cemex entered into a Master Services Agreement with Neoris, pursuant to which Cemex receives information technology services and solutions globally from Neoris. During 2023, Cemex received consulting services from Neoris for $94,000,000. Cemex holds a 34.78% equity interest in Neoris, and some of Cemex’s employees are members of the board of directors of Neoris. We consider this transaction to have been entered into on an arm’s length basis.

•

During 2023, Cementos Españoles de Bombeo, S. de R.L. (“CEB”) provided ready-mix pumping services to Cemex’s customers in Mexico for $55,000,000. A brother of one of Cemex’s Executive Vice Presidents is the Commercial Director of CEB. The Executive Vice President in question is not involved in the negotiation of the services provided by CEB. We consider this transaction to have been entered into on an arm’s length basis.

During the same period, we did not have any outstanding loans to any of Cemex, S.A.B. de C.V.’s Directors or members of Senior Management. For purposes of this analysis, the following transactions were excluded: (i) the sale and purchase of goods between subsidiaries of Cemex, S.A.B. de C.V.; (ii) the sale and/or acquisition of subsidiaries’ shares within subsidiaries of Cemex, S.A.B. de C.V.; (iii) the invoicing of administrative services, rentals, trademarks, and commercial name rights, royalties and other services rendered between two subsidiaries; and (iv) loans between related parties. When market prices and/or market conditions are not readily available, we conduct transfer pricing studies in the countries in which we operate, aiming to comply with regulations applicable to transactions between related parties.

Item 8—FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

See “Item 18—Financial Statements.”

Legal Proceedings

See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings.”

CEMEX • 2023 20-F REPORT • 306

PART I

Dividends

A declaration of any dividend can be made by Cemex, S.A.B. de C.V.’s shareholders at any ordinary general shareholders’ meeting. Any dividend declaration is usually based upon the recommendation of Cemex, S.A.B. de C.V.’s Board of Directors. However, Cemex, S.A.B. de C.V.’s shareholders are not obligated to follow the Board of Director’s recommendation. Cemex, S.A.B. de C.V. may only pay dividends from retained earnings included in financial statements that have been approved by Cemex, S.A.B. de C.V.’s shareholders and after all losses have been paid, at least 5% of annual earnings have been set aside in a legal reserve until such reserve equals 20% of its paid-in capital and Cemex, S.A.B. de C.V.’s shareholders have approved the relevant dividend payment. See “Item 10—Additional Information—Taxation—Mexican Tax Considerations—General.” Since Cemex, S.A.B. de C.V. conducts its operations mainly through its subsidiaries, its most significant assets are its investments in those subsidiaries. Consequently, Cemex, S.A.B. de C.V.’s ability to pay dividends to its shareholders is largely dependent upon its ability to receive funds from its subsidiaries in the form of dividends, management fees or otherwise. The Credit Agreements and the indentures governing our outstanding Notes contain certain limitations on Cemex, S.A.B. de C.V.’s ability to declare and pay cash dividends or make other cash distributions to its shareholders. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Indebtedness and Certain Other Obligations—Cemex, S.A.B. de C.V.’s ability to repay debt and pay dividends is highly dependent on our subsidiaries’ ability to transfer income and dividends to us. As of the date of this annual report, we control three publicly listed companies, where this risk is heightened.”

The recommendation of Cemex, S.A.B. de C.V.’s Board of Directors as to whether to pay and the amount of any annual dividends has been, and is expected to continue to be, in absence of contractual restrictions to pay or declare dividends, based upon, among other things, earnings, cash flow, capital requirements, contractual restrictions, and our financial condition and other relevant factors.

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

Cemex, S.A.B. de C.V. did not declare a dividend in fiscal years 2021, 2022, or 2023. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings.”

Significant Changes

Except as described herein, no significant change has occurred since the date of our 2023 consolidated financial statements included elsewhere in this annual report.

CEMEX • 2023 20-F REPORT • 307

PART I

Item 9—OFFER AND LISTING

Listing Details

Cemex, S.A.B. de C.V.’s CPOs are listed on the Mexican Stock Exchange (“MSE”) and trade under the symbol “CEMEX.CPO.” Cemex, S.A.B. de C.V.’s ADSs, evidenced by ADRs, are listed on the NYSE and trade under the symbol “CX.”

Other Securities Regarding our reporting obligations, we present quarterly and annual financial reports, as well as corporate information and events relevant to the regulatory authorities of Mexico and the United States simultaneously and with the periodicity and comparisons established in the applicable legislation. Throughout the last three fiscal years, we have presented reports on relevant events in a complete and timely manner, as well as other financial and legal information that we are obliged to present periodically in accordance with the applicable laws in Mexico and the United States. From time to time, we present reports in jurisdictions outside of Mexico and the United States where our other securities may be listed. Such reports contain substantially similar information to the reports presented in Mexico and the United States.

CEMEX • 2023 20-F REPORT • 308

PART I

Stock Performance in the Securities Market

The following table sets forth, for the periods indicated, the reported high and low market quotations in Pesos for the CPOs on the Mexican Stock Exchange and the Mexican Institutional Stock Exchange (“BIVA”), and the high and low sales prices in Dollars for the ADSs on the NYSE. BIVA publishes quotations for our CPOs even though our CPOs are not listed on that stock exchange.

	CPOs(1)(2)			ADSs
Calendar Period	High	Low	Closing	High	Low	Closing

Annual

2019	10.78	5.53	7.08	5.63	2.82	3.78

2020	11.6	4.21	10.27	5.63	1.63	5.17

2021	17.64	10.39	13.99	8.89	5.16	6.78

2022	13.96	6.52	7.88	6.82	3.20	4.05

2023	14.01	7.96	13.22	8.37	4.12	7.75

Quarterly

2022

First quarter	13.96	9.54	10.69	6.82	4.43	5.29

Second quarter	10.58	6.82	7.83	5.29	3.32	3.92

Third quarter	9.21	6.74	6.94	4.66	3.28	3.43

Fourth quarter	8.98	6.52	7.88	4.59	3.2	4.05

2023

First quarter	10.28	7.96	9.89	5.67	4.12	5.53

Second quarter	12.54	9.58	12.10	7.3	5.24	7.08

Third quarter	14.01	11.35	11.37	8.37	6.5	6.5

Fourth quarter	13.92	10.67	13.22	8.21	5.81	7.75

Monthly

2024

January	14.38	12.67	14.30	8.35	7.41	8.28

February	14.86	13.02	13.03	8.74	7.57	7.64

March	14.67	13.1	14.67	9.01	7.69	9.01

April(3)	15.15	14.15	14.15	9.15	8.58	8.58

Source: Based on information from the BMV, BIVA, and NYSE.

(1)	As of December 31, 2023, the 98.75% of Cemex, S.A.B. de C.V.’s outstanding share capital was represented by CPOs.

(2)	Takes into consideration the highest and lowest market quotations either on the BMV or the BIVA, as applicable.

(3)	CPO and ADS prices are as of April 10, 2024.

CEMEX • 2023 20-F REPORT • 309

PART I

The following table sets forth, for the periods indicated, the total traded volume of CPOs on the BMV and the BIVA and ADSs on the NYSE.

Calendar Period	CPOs(1)(2)	ADSs(1)

Annual

2019	9,022	1,749

2020	9,342	2,301

2021	8,231	2,203

2022	8,987	1,587

2023	11,526	1,631

Quarterly

2022

First quarter	2,738	582

Second quarter	2,551	500

Third quarter	1,767	237

Fourth quarter	1,932	268

2023

First quarter	2,455	411

Second quarter	3,066	385

Third quarter	3,036	466

Fourth quarter	2,968	370

Monthly

2024

January	1,053	116

February	1,127	130

March	951	152

April(3)	474	67

Source: Based on information from the BMV, BIVA, and NYSE.

(1)	Amounts in millions.

(2)	Amounts include trading volumes on the BMV and on the BIVA

(3)	CPO and ADS prices are as of April 10, 2024.

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

CEMEX • 2023 20-F REPORT • 310

PART I

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

CEMEX • 2023 20-F REPORT • 311

PART I

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

In the event the requirements for significant acquisitions of shares of Cemex, S.A.B. de C.V.’s capital stock are not met, the persons acquiring such shares will not be entitled to any corporate rights with respect to such shares, such shares will not be taken into account for purposes of determining a quorum for shareholders’ meetings, Cemex, S.A.B. de C.V. will not record such persons as holders of such shares in its share registry and the registry undertaken by Indeval shall not have any effect. Cemex, S.A.B. de C.V.’s by-laws require the stock certificates representing shares of its capital stock to make reference to the provisions in its by-laws relating to the prior approval of the Cemex, S.A.B. de C.V. Board of Directors for significant share transfers and the requirements for recording share transfers in its share registry. In addition, shareholders are responsible for informing Cemex, S.A.B. de C.V. within five business days whenever their shareholdings exceed 5%, 10%, 15%, 20%, 25%, and 30% of Cemex, S.A.B. de C.V.’s capital stock. If a person acquires beneficial ownership (within the meaning of Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”)) of 20% or more in voting power of the outstanding voting stock of Cemex, S.A.B. de C.V., a change of control will be deemed to have occurred under the Credit Agreements and other debt agreements of Cemex.

Cemex, S.A.B. de C.V. is required to maintain a share registry to record the names, nationalities and domiciles of all significant shareholders, and any shareholder that meets or exceeds these thresholds must be recorded in this

CEMEX • 2023 20-F REPORT • 312

PART I

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

Cemex, S.A.B. de C.V.’s Board of Directors shall prepare and disclose to the public through the MSE, within 10 business days after the day the public offer begins, and after consulting the Corporate Practices and Finance Committee, its opinion regarding the price of the offer and any conflicts of interests that each of its members may have regarding such offer. This opinion may be accompanied by an additional opinion issued by an independent expert that we may hire.

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

•

shareholders representing at least 10% of outstanding and fully paid shares, by making a request to the Chairman of Cemex, S.A.B. de C.V.’s Board of Directors or Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee and Audit Committee; or

•

any shareholder (i) if no meeting has been held for two consecutive years or when the matters referred to in Article 181 of the General Law of Commercial Companies of Mexico (Ley General de Sociedades Mercantiles – “LGSM”) have not been dealt with or (ii) when, for any reason, the required quorum for valid sessions of the Corporate Practices and Finance Committee and Audit Committee was not reached and the board of directors failed to make the appropriate provisional appointments; or

•

a Mexican court of competent jurisdiction, in the event Cemex, S.A.B. de C.V.’s Board of Directors or the Corporate Practices and Finance Committee and Audit Committee do not comply with the valid shareholders’ request described above.

CEMEX • 2023 20-F REPORT • 313

PART I

Notice of shareholders’ meetings must be published through the electronic system established by the Ministry of Economy (Secretaría de Economía) or, in its absence, in the Official Gazette of the State of Nuevo León (Periódico Oficial del Estado de Nuevo León), Mexico or in any major newspaper published and distributed in the city of Monterrey, Nuevo León, Mexico. The notice must be published at least 15 days prior to the date of any shareholders’ meeting. Consistent with Mexican law, Cemex, S.A.B. de C.V.’s by-laws further require that all information and documents relating to the shareholders’ meeting be available to shareholders at least 15 days prior to the date of the shareholders’ meeting.

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

An annual ordinary general shareholders’ meeting must be held during the first four months after the end of each of Cemex, S.A.B. de C.V.’s fiscal year to consider the approval of a report of its Board of Directors regarding Cemex, S.A.B. de C.V.’s performance and its financial statements for the preceding fiscal year and to determine the allocation of profits from the preceding year. In addition, Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meeting must:

•

review the annual reports of each of Cemex, S.A.B. de C.V.’s Chief Executive Officer, the Board of Directors, and the Corporate Practices and Finance Committee and Audit Committee of the Board of Directors;

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

A general extraordinary shareholders’ meeting may be called at any time to deal with any of the matters specified by Article 182 of the LGSM, which include, among other things:

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

CEMEX • 2023 20-F REPORT • 314

PART I

•	any amendment to Cemex, S.A.B. de C.V.’s by-laws;

•	issuing bonds to be registered in the Mexican National Securities Registry; and

•	any other matter for which a special quorum is required by law or by Cemex, S.A.B. de C.V.’s by-laws.

In order to vote at a meeting of shareholders, shareholders must (i) appear on the list that Indeval and Indeval participants holding shares on behalf of the shareholders prepare prior to the meeting, or (ii) prior to the meeting, deposit the certificates representing their shares at Cemex, S.A.B. de C.V.’s offices or in a Mexican credit institution or brokerage house that operates in accordance with applicable laws in Mexico. The certificate of deposit with respect to the share certificates must be presented to Cemex, S.A.B. de C.V.’s company secretary at least 48 hours before a meeting of shareholders. Cemex, S.A.B. de C.V.’s company secretary verifies that the person in whose favor any certificate of deposit was issued is named in Cemex, S.A.B. de C.V.’s share registry and issues an admission pass authorizing that person’s attendance at the meeting of shareholders. See “Item 3—Key Information—Risk Factors—Risks Relating to Ownership of Our Securities—ADS holders may only vote the Series B shares represented by the CPOs deposited with the ADS depositary through the ADS depositary and are not entitled to vote the Series A shares represented by the CPOs deposited with the ADS depositary.”

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

At an ordinary shareholders’ meeting, the affirmative vote of the holders of a majority of the shares present at the meeting is required to adopt a shareholders’ resolution. At an extraordinary meeting of shareholders, the affirmative vote of at least 50% of the capital stock is required to adopt a shareholders’ resolution, except that when amending Article 7 (with respect to measures limiting shareholding ownership), Article 10 (relating to the register of shares and significant participations), or Article 22 (specifying the impediments to being appointed a member of Cemex, S.A.B. de C.V.’s Board of Directors) of Cemex, S.A.B. de C.V.’s by-laws, the affirmative vote of at least 75% of the voting stock is required.

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

CEMEX • 2023 20-F REPORT • 315

PART I

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

Under Mexican law, an action for civil liabilities against directors may be initiated by a shareholders’ resolution for violation of their fiduciary duties to the corporation. In the event shareholders decide to bring an action of this type, the persons against whom that action is brought will immediately cease to be directors. Additionally, shareholders representing not less than 33% of the outstanding shares may directly exercise that action against the directors; provided that:

•	those shareholders shall not have voted against exercising such action at the relevant shareholders’ meeting; and

•	the claim covers all of the damage alleged to have been caused to us and not merely the damage suffered by the plaintiffs.

Under Cemex, S.A.B. de C.V.’s by-laws, shareholders representing 5% or more of its outstanding capital stock may initiate actions exclusively on behalf of Cemex, S.A.B. de C.V. against members of its Board of Directors, its Corporate Practices and Finance Committee and Audit Committee, its Chief Executive Officer, or any relevant executives, for breach of their duty of care or duty of loyalty to the corporation or for committing illicit acts or activities. The only requirement is that the claim covers all of the damage alleged to have been caused to us or any entities on which we have a significant influence and not merely the damage suffered by the plaintiffs. Actions initiated on these grounds have a five-year statute of limitations from the day of the act or action that caused the damage.

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

CEMEX • 2023 20-F REPORT • 316

PART I

Share Repurchases

If approved by Cemex, S.A.B. de C.V.’s shareholders at a general shareholders’ meeting, we may purchase Cemex, S.A.B. de C.V.’s outstanding shares. The economic and voting rights corresponding to repurchased shares cannot be exercised during the period the shares are owned by us and the shares will be deemed outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting. We may also repurchase our equity securities on the MSE at the then prevailing market prices in accordance with the Mexican Securities Market Law. If we intend to repurchase shares representing more than 1% of Cemex, S.A.B. de C.V.’s outstanding shares at a single trading session, we must inform the public of such intention at least 10 minutes before submitting our bid. If we intend to repurchase shares representing 3% or more of Cemex, S.A.B. de C.V.’s outstanding shares during a period of 20 trading days, we are required to conduct a public tender offer for such shares. We must conduct share repurchases as per the framework authorized by Cemex, S.A.B. de C.V.’s Board of Directors and through the person or persons approved by Cemex, S.A.B. de C.V.’s Board of Directors, through a single broker dealer during the relevant trading session and without submitting bids during the first and the last 30 minutes of each trading session. We must inform the MSE of the results of any share repurchase no later than the business day following any such share repurchase.

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

CEMEX • 2023 20-F REPORT • 317

PART I

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

You may find additional information in the corporate governance section of our website www.cemex.com, or you may contact our investor relations team, by writing to or telephoning us as follows:

Cemex, S.A.B. de C.V.

Avenida Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265, Mexico

Attn: Louisa P. Rodriguez-Investor Relations

Telephone: +1 (212) 317-6011

Email: ir@cemex.com

The information on our website is not, and is not intended to be, part of this annual report and is not incorporated into this annual report by reference.

Capital Stock

At our annual ordinary general shareholders’ meeting held on March 25, 2021, we approved (a) a decrease in our capital stock, in its variable part, for the amount of Ps 3,150,021.51, through the cancellation of 1,134,484,680 shares owned, ordinary, nominative and without par value, of which 756,323,120 were Series A shares and 378,161,560 were Series B shares, which were acquired through the repurchase program for the fiscal year 2020; and (b) a decrease in our capital stock, in its variable part, for the amount of Ps 9,466,882.27, through the cancellation of 3,409,510,974 treasury shares, common, nominative and without par value, of which 2,273,007,316 were Series A shares and 1,136,503,658 were Series B shares, which supported new issues of convertible securities and/or to be subscribed and issued through public offering or private subscription, both in Mexico and abroad. The capital stock reductions were made at a theoretical value of Ps 0.00277661 per share.

During 2021, Cemex did not use the repurchase program authorized at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meetings held on March 26, 2020 and March 25, 2021. As a result, as no repurchases of CPOs took place during 2021. Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting held on March 24, 2022 did not include on its agenda the cancellation of shares repurchased by Cemex, S.A.B. de C.V.

During 2022, under the repurchase programs authorized at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meetings held on March 25, 2021 and March 24, 2022, Cemex, S.A.B. de C.V. repurchased 220.6 million CPOs, at a weighted average price in Mexican pesos equivalent to $0.5026 per CPO, which was equivalent to an amount of $110.9 million. The shares repurchased during 2022 under such repurchase programs were proposed and subsequently approved for cancellation at Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meeting held on March 23, 2023.

Cemex, S.A.B. de C.V. did not declare a dividend in fiscal years 2022 or 2023. See “Item 8—Financial Information—Dividends” for a description of Cemex, S.A.B. de C.V.’s policy on dividend distributions and dividend restrictions and

CEMEX • 2023 20-F REPORT • 318

PART I

“Item 5—Operating and Financial Review and Prospects—Recent Developments— Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings.” As of December 31, 2023, Cemex, S.A.B. de C.V.’s common stock was represented as follows:

	December 31, 2023
Shares(1)	Series A(2)	Series B(2)

Subscribed and paid shares	29,016,656,496	14,508,328,248

Unissued shares authorized for stock compensation programs	881,442,830	440,721,415

	29,898,099,326	14,949,049,663

(1)	As of December 31, 2023, 13,068,000,000 shares correspond to the fixed portion, and 31,779,148,989 shares correspond to the variable portion.

(2)

Series A or Mexican shares must represent at least 64% of Cemex, S.A.B. de C.V.’s capital stock and Series B or free subscription shares must represent at most 36% of Cemex, S.A.B. de C.V.’s capital stock.

Material Contracts

For a description of the material terms relating to the Notes, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments Notes.”

For a description of the material terms relating to the Credit Agreements, see “Item 5—Operating and Financial

Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments.”

For a description of the material terms relating to the Subordinated Notes, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Subordinated Notes.”

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

CEMEX • 2023 20-F REPORT • 319

PART I

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

CEMEX • 2023 20-F REPORT • 320

PART I

The term “U.S. Holder” shall have the same meaning ascribed below under the section “Item 10-Additional Information-U.S. Federal Income Tax Considerations.”

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

This summary is limited to U.S. Holders (as defined below) that hold CPOs or ADSs as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury Regulations promulgated thereunder (“Treasury Regulations”), administrative pronouncements, judicial decisions and other relevant authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect.

This summary does not address U.S. federal estate, gift or other non-income tax considerations, the alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of CPOs or ADSs, nor does it address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of its particular circumstances or that may be relevant to certain types of U.S. Holders subject to special treatment under U.S. federal income tax law, such as banks and other financial institutions, pension plans, cooperatives, real estate investment trusts, regulated investment companies, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting, certain former citizens or long-term residents of the United States, tax-exempt entities (including private foundations), persons that actively or constructively own 10% or more of our voting stock (by vote or value), persons that acquire CPOs or ADSs pursuant to any employee share option or otherwise as compensation, persons that hold CPOs or ADSs as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, persons whose functional currency is not the Dollar, or partnerships or other entities or arrangements subject to tax as partnerships for U.S. federal income tax purposes.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of CPOs or ADSs that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created in, or organized in or under, the laws of the United States or any political subdivision thereof;

•	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

CEMEX • 2023 20-F REPORT • 321

PART I

•

a trust if (i) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions, or (ii) the trust has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of CPOs or ADSs, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships that hold CPOs or ADSs and their partners should consult their tax advisors regarding an investment in CPOs or ADSs.

The information set forth below is of a general nature only and is not intended to be tax advice. Prospective investors should consult their tax advisors with respect to the U.S. federal, state, local, and non-U.S. income and other tax considerations relevant to the ownership and disposition of CPOs or ADSs in light of their particular circumstances.

Ownership of CPOs or ADSs

In general, for U.S. federal income tax purposes, U.S. Holders that own ADSs will be treated as the beneficial owners of the CPOs represented by those ADSs, and each CPO will represent a beneficial interest in two Series A shares and one Series B share.

Distributions

The gross amount of any distribution received by a U.S. Holder with respect to the Series A shares or Series B shares represented by CPOs, including CPOs represented by ADSs (without reduction for Mexican withholding tax) will generally be subject to tax as ordinary dividend income to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, and will be includible in the gross income of such U.S. Holder on the day actually or constructively received. Distributions in excess of our current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the CPOs or ADSs, as applicable, and thereafter generally as capital gain. Any such dividend will not be eligible for the dividends-received deduction generally allowed to corporate U.S. Holders. We do not intend to determine our earnings and profits in accordance with U.S. federal income tax principles. Therefore, any distributions we pay will generally be treated as dividends for U.S. federal income tax purposes.

The gross amount of any dividends paid in Mexican Pesos will be includible in the income of a U.S. Holder in a Dollar amount calculated by reference to the exchange rate in effect the day the Mexican Pesos are actually or constructively received by the CPO trustee or successor thereof whether or not the Mexican Pesos are converted into Dollars on that day. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into Dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for U.S. foreign tax credit purposes.

An individual or other non-corporate U.S. Holder of CPOs or ADSs will generally be subject to tax on dividend income received on the CPOs or ADSs at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain holding period requirements are met. “Qualified dividend income” includes dividends paid on shares of a “qualified foreign corporation” if, among other things: (i) the shares of the foreign corporation are “readily tradable” on an “established securities market” in the United States, or (ii) the foreign corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program.

We believe that we are a “qualified foreign corporation” because (i) the ADSs trade on the NYSE and (ii) we are eligible for the benefits of the Tax Treaty, which constitutes a comprehensive income tax treaty with the United States

CEMEX • 2023 20-F REPORT • 322

PART I

that includes an exchange of information program. Accordingly, we believe that any dividends we pay should constitute “qualified dividend income” for U.S. federal income tax purposes. However, we cannot assure you that we will continue to be considered a “qualified foreign corporation” or that our dividends will continue to constitute “qualified dividend income.”

For U.S. foreign tax credit purposes, dividends received on CPOs or ADSs will generally be treated as income from sources outside the United States and will generally constitute passive category income. Depending on the individual facts and circumstances and subject to certain complex conditions and limitations, a U.S. Holder may be eligible to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on CPOs or ADSs. A U.S. Holder that elects not to claim a U.S. foreign tax credit for foreign taxes withheld may instead elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes. A U.S. Holder’s election to deduct foreign taxes instead of claiming U.S. foreign tax credits applies to all creditable foreign income taxes paid or accrued in the relevant taxable year. The rules regarding U.S. foreign tax credits and the deductibility of foreign taxes are complex and the application thereof depends in large part on the U.S. Holder’s individual facts and circumstances. All U.S. Holders, whether or not they are Tax Treaty-eligible, should consult their tax advisors regarding the availability of U.S. foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.

Sale or Other Disposition of CPOs or ADSs

A U.S. Holder will generally recognize gain or loss on the sale or other disposition of CPOs or ADSs in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the CPOs or ADSs. Any such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period in the CPOs or ADSs exceeds one year at the time of the disposition. Long-term capital gains of individuals and certain other non-corporate U.S. Holders are generally eligible for a reduced rate of taxation. The deductibility of capital losses may be subject to limitations.

Gain recognized by a U.S. Holder on the sale or other disposition of CPOs or ADSs will generally be treated as from sources within the United States for U.S. foreign tax credit purposes. Consequently, a U.S. Holder may not be able to claim a credit for any Mexican or other non-U.S. tax imposed on such gain unless the credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. The rules governing the U.S. foreign tax credit are complex and the application thereof depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, all U.S. Holders, whether or not they are Tax Treaty-eligible, should consult their tax advisors regarding the availability of U.S. foreign tax credit and the deductibility of foreign taxes in light of their particular circumstances.

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

CEMEX • 2023 20-F REPORT • 323

PART I

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

The documentation submitted by Cemex, S.A.B. de C.V., to the Mexican Banking and Securities Commission, including this annual report translated into Spanish, may be consulted at the Mexican Stock Exchange, at its offices, or on its website at www.bmv.com.mx. Copies of such documentation may be obtained upon request by any investor, by contacting our investor relations team at our offices located at Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, San Pedro Garza García, Nuevo León, 66265, Mexico, or by calling +52 81 8888-4327, attention to Fabián Orta, or by emailing ir@cemex.com. Additionally, certain information presented by Cemex, S.A.B. de C.V., to the Mexican Banking and Securities Commission and the Mexican Stock Exchange, and information related to Cemex, S.A.B. de C.V., can be found on its website at https://www.cemex.com/es/inversionistas/reportes/home#navigate.

Item 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Item 5—Operating and Financial Review and Prospects—Quantitative and Qualitative Market Disclosure.”

Item 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Item 12A—Debt Securities

Not applicable.

Item 12B—Warrants and Rights

Not applicable.

Item 12C—Other Securities

Not applicable.

CEMEX • 2023 20-F REPORT • 324

PART I

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

An ADS holder also is responsible to pay fees and expenses incurred by the ADS depositary and taxes and governmental charges including, but not limited to:

•	transfer and registration fees charged by the registrar and transfer agent for eligible and deposited securities, such as upon deposit of eligible securities and withdrawal of deposited securities;

•	expenses incurred for converting foreign currency into Dollars;

•	expenses for cable, telex, and fax transmissions and for delivery of securities;

•	expenses incurred in connection with compliance with exchange control regulations and other applicable regulatory requirements;

•	fees and expenses incurred in connection with the delivery of deposited securities; and

•	taxes and duties upon the transfer of securities, such as when eligible securities are deposited or withdrawn from deposit.

We have agreed to pay some of the other charges and expenses of the ADS depositary. Note that the fees and charges that a holder of ADSs is required to pay may vary over time and may be changed by us and by the ADS depositary. ADS holders will receive notice of the changes. The fees described above may be amended from time to time.

Depositary Payments for the Year Ended December 31, 2023

In 2023, we received $2,478,900.58 (after applicable U.S. taxes and including payments to third parties) from our Depositary Bank, Citibank, N.A., to reimburse us for contributions towards our investor relations activities (including, but not limited to, investor meetings, conferences, and fees to investor relations service vendors) and other miscellaneous expenses related to the listing of our ADSs on the NYSE.

CEMEX • 2023 20-F REPORT • 325

PART II

PART II

Item 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15—CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, with the participation of Cemex, S.A.B. de C.V.’s CEO and CFO, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, and has concluded that our disclosure controls and procedures were effective as of December 31, 2023.

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

Under the supervision and with the participation of our management, including the CEO and CFO and principal financial and accounting officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, using the criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

CEMEX • 2023 20-F REPORT • 326

PART II

Attestation Report of the Independent Registered Public Accounting Firm

The report on the audit of the effectiveness of our internal control over financial reporting issued by KPMG Cárdenas Dosal, S.C., a registered public accounting firm appears on page F-65 of this annual report.

Changes in Internal Control Over Financial Reporting

We have not identified changes in our internal control over financial reporting during 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16—RESERVED

Item 16A—Audit Committee Financial Expert

Cemex, S.A.B. de C.V.’s Board of Directors has determined that it has at least one “audit committee financial expert” (as defined in Item 16A of Form 20-F) serving on its Audit Committee. Mr. Everardo Elizondo Almaguer meets the requisite qualifications.

Item 16B—Code of Ethics

We have adopted a written code of ethics that applies to all board members, employees, including our principal executive officer, principal financial officer and principal accounting officer, third parties (including, but not limited to, customers, suppliers, and contractors) and other stakeholders. All of our employees are expected to comply with this code in their daily interactions.

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

(iv) Human rights: we look to support and respect the protection of internationally proclaimed human rights principles and we do not tolerate any violation of human rights in our business, our supply chain, or partnerships;

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

(vii) Customer relations: we work to be our customers’ best option and aim to conduct our business dealings fairly, professionally, and with integrity. We expect our customers to act with the same integrity;

CEMEX • 2023 20-F REPORT • 327

PART II

(viii) Supplier relations: we look to manage our supplier relationships with honesty, respect, and integrity, offering equal opportunities for all parties;

(ix) Government relations: our operations require a wide range of interactions with government agencies in many countries; these agencies may act as regulators, customers, suppliers, stockholders, and/or promoters. We seek to always conduct our interactions with these agencies in a manner consistent with our values, with a particular emphasis on integrity;

(x) Community relations: we are committed to promoting and contributing to the development of our communities by preserving the environment, fostering mutually beneficial relationships and maintaining open lines of communication. When considering Cemex’s participation in economic, social, and environmental programs, we should always comply with applicable law;

(xi) Environment: our business should be carried out in an environmentally responsible and sustainable manner, aiming to mitigate the environmental and social impacts of our business;

(xii) Antitrust compliance: we operate in many countries and are subject to different antitrust laws and regulations. Therefore, we are committed to conducting our business activities in compliance with local laws and regulations and our policies;

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

(xvi) Gifts and hospitalities: we do not accept nor give hospitalities of any kind that may influence, or appear to compromise, decision-making on current or future negotiations. We should never seek or structure a negotiation on the basis of any gift, service or hospitality from a customer, supplier, consultant, service provider, or other third-party;

(xvii) Use of Cemex’s assets: employees should never use Cemex assets for their own benefit, and seek that the Company’s assets are not misused by others, stolen or damaged. When using company devices it is prohibited for employees to create, view, store, request, or distribute anything of an offensive, illegal, or inappropriate nature;

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

(xix) Data privacy and protection: we are committed to protecting the confidentiality and integrity of personal data to foster trustworthy business relationships. We aim to process personal data fairly and lawfully and provide access to such data within our organization only on a need-to-know basis;

(xx) Insider trading: we should never transact with Cemex securities while in possession of material non-public information about the company. We should never “tip” others or share material non-public information even if we do not intend to obtain profits for ourselves or others;

CEMEX • 2023 20-F REPORT • 328

PART II

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

You may view our code of ethics in the corporate governance section of our website (www.cemex.com), or you may request a copy of our code of ethics, at no cost, by writing to or calling us at:

Cemex, S.A.B. de C.V.

Avenida Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265, Mexico

Attn: Guillermo Francisco Hernandez Morales

Telephone: +52 81 8888-8888

Item 16C—Principal Accountant Fees and Services

Audit Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $16 million in fiscal year 2023 in connection with the professional services rendered for the audit of our annual financial statements and services normally provided by them relating to statutory and regulatory filings or engagements. In fiscal year 2022, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $15 million for these services.

Audit-Related Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $1 million in fiscal year 2023 for assurance and related services reasonably related to the performance of our audit. In fiscal year 2022, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $1 million for audit-related services.

Tax Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $2 million in fiscal year 2023 for tax compliance, tax advice and tax planning. In fiscal year 2022, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $1 million for tax-related services.

All other fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $1 million in fiscal year 2023 for products and services other than those comprising audit fees, audit-related fees and tax fees. In fiscal year 2022, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $1 million for products and services in this category. These fees relate mainly to services provided by KPMG to us with respect to our sustainability report assurance and other services.

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

CEMEX • 2023 20-F REPORT • 329

PART II

the budgeted fee levels for each of these categories. All other permitted services must receive a specific approval from our Audit Committee. Our external auditor periodically provides a report to our Audit Committee in order for our Audit Committee to review the services that our external auditor is providing, as well as the status and cost of those services.

During 2023, there were no services provided to us by our external auditors that were performed pursuant to the de minimis exception.

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

CEMEX • 2023 20-F REPORT • 330

PART II

The following is a summary of significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under the NYSE’s listing standards.

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE

303A.01

Listed companies must have a majority of independent directors on its board of directors.	Pursuant to the Mexican Securities Market Law, Cemex, S.A.B. de C.V. is required to have a board of directors with a maximum of 21 members, of which at least 25% must be independent. Consistent with the provisions of the Mexican Securities Market Law, determination as to the independence of Cemex, S.A.B. de C.V.’s directors is made by Cemex, S.A.B. de C.V.’s shareholders at the time of their election at the corresponding shareholders’ meeting. As of December 31, 2023, and as of the date of this annual report, Cemex, S.A.B. de C.V.’s Board of Directors had 13 members, of which 77% are independent under the Mexican Securities Market Law.

303A.02

A listed company’s board of directors must perform director independence tests and affirmatively determine a director has no material relationship with the listed company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the listed company, after broadly considering all relevant facts and circumstances.	The Mexican Securities Market Law sets forth, in article 26, the definition of “independence,” which differs from the one set forth in Section 303A.02 of the LCM. Generally, under the Mexican Securities Market Law, a director is not independent if such director is an employee or officer of the company or its subsidiaries; an individual that has significant influence over the company or its subsidiaries; a shareholder that is part of a group that controls the company; or, if there exist certain relationships between a company and a director, entities with which the director is associated or family members of the director. Consistent with the provisions of the Mexican Securities Market Law, determination as to the independence of Cemex, S.A.B. de C.V.’s directors is made by Cemex, S.A.B. de C.V.’s shareholders at the time of their election at the corresponding shareholders’ meeting.

303A.03

Non-management directors must meet at regularly scheduled executive meetings that are not attended by management.	Under Cemex, S.A.B. de C.V.’s by-laws and Mexican laws and regulations, our non-management and independent directors are not required to meet in executive sessions. Cemex, S.A.B. de C.V.’s Board of Directors must meet at least once every three months.

CEMEX • 2023 20-F REPORT • 331

PART II

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE

303A.04

Listed companies must have a nominating/corporate governance committee comprised entirely of independent directors.

Under Cemex, S.A.B. de C.V.’s by-laws and Mexican laws and regulations, we are not required to have a nominating/corporate governance committee. However, Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee performs substantially similar functions as would be performed by a nominating/corporate governance committee.

Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee operates pursuant to the provisions of the Mexican Securities Market Law and Cemex, S.A.B. de C.V.’s by-laws. As of December 31, 2023 and as of the date of this annual report, Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee is composed of three independent directors under the Mexican Securities Market Law.

Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee is responsible for performing the role of a nominating/corporate governance committee, mainly by evaluating the employment and compensation of the Chief Executive Officer and the Chairman of the Board of Directors; reviewing the hiring and compensation policies for executive officers; reviewing related party transactions and any conflicts of interest; reviewing policies regarding use of corporate assets; reviewing unusual or material transactions; evaluating waivers granted to directors or executive officers regarding participation and benefitting of corporate opportunities; evaluating financial plans; reviewing the financial strategy and its implementation; evaluating merger and acquisitions opportunities as well as asset sales, including financial and related transactions; and carrying out other activities described under Mexican law. Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee meets as required by Cemex, S.A.B. de C.V.’s by-laws and by Mexican laws and regulations. For more information on our Corporate Practices and Finance Committee, see “Item 6—Directors, Senior Management, and Employees—Board Practices—The Audit Committee, the Corporate Practices and Finance Committee, and Other Committees.”

CEMEX • 2023 20-F REPORT • 332

PART II

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE

303A.05

Listed companies must have a compensation committee comprised entirely of independent directors.	Under Cemex, S.A.B. de C.V.’s by-laws and Mexican laws and regulations, we are not required to have a compensation committee. However, Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee performs substantially similar functions as would be performed by a compensation committee. For more information on Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee, see above and “Item 6—Directors, Senior Management, and Employees—Board Practices—The Audit Committee, the Corporate Practices and Finance Committee, and Other Committees.”

Compensation committee members must satisfy additional independence requirements specific to compensation committee membership.	See above.

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. Listed companies must have an audit committee comprised entirely of independent directors. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.

Cemex, S.A.B. de C.V.’s Audit Committee operates pursuant to the provisions of the Mexican Securities Market Law and Cemex, S.A.B. de C.V.’s by-laws.

As of December 31, 2023 and as of the date of this annual report, Cemex, S.A.B. de C.V.’s Audit Committee is composed of three independent members under the Mexican Securities Market Law. According to Cemex, S.A.B. de C.V.’s by-laws and the Mexican Securities Market Law, all of the members must be independent under the Mexican Securities Market Law.

Cemex, S.A.B. de C.V.’s Audit Committee is responsible for evaluating internal controls and procedures and identifying deficiencies; following up with corrective and preventive measures in response to any non-compliance with operation and accounting guidelines and policies; evaluating the performance of external auditors and analyzing the reports, opinions, and other information issued by such external auditors; describing and valuing non-audit services performed by external auditors; reviewing financial statements and determining if their approval should be recommended to the Board of Directors; informing the Board of Directors of the state of the company’s internal controls, internal audit, and accounting systems, including any breaches detected; supporting the Board of Directors in producing different reports submitted to the shareholders; assessing the effects of any modifications to the accounting policies approved during any fiscal year; identification, evaluation, and follow up on the main risks affecting the company and its subsidiaries; overseeing measures adopted as a result of any

CEMEX • 2023 20-F REPORT • 333

PART II

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE

observations made by shareholders, directors, executive officers, employees, or any third parties with respect to accounting, internal controls, and internal and external audit, as well as any complaints regarding management irregularities; supervising complaints raised by employees, third parties and other stakeholders to report ethical, corruption, and/or compliance matters utilizing confidential methods and other whistleblowing mechanisms; ensuring compliance by the Chief Executive Officer with the resolutions adopted by the shareholders and Board of Directors; and analyzing the risks identified by independent auditors, accounting, internal control, and process assessment areas.

Cemex, S.A.B. de C.V.’s Board of Directors has determined that it has an “audit committee financial expert,” for purposes of the Sarbanes-Oxley Act of 2002, serving on its Audit Committee. We believe all of the members of the Audit Committee of Cemex, S.A.B. de C.V.’s Board of Directors are financially literate and have experience in accounting and financial administration. See “Item 6—Directors, Senior Management, and Employees—Senior Management and Directors—Board of Directors Skill Matrix.”

Cemex, S.A.B. de C.V.’s Audit Committee meets as required by Cemex, S.A.B. de C.V.’s by-laws and by Mexican laws and regulations.

303A.09

Listed companies must adopt and disclose corporate governance guidelines and to include such information on the company’s website.	Under Cemex, S.A.B. de C.V.’s by-laws and Mexican laws and regulations, we are not required to adopt corporate governance guidelines, but, on an annual basis, we file a report with the MSE regarding our compliance with the Mexican Code of Best Corporate Practices.

303A.10

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Cemex, S.A.B. de C.V. has adopted and disclosed a written code of business conduct and ethics that applies to all of our directors, officers and employees.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Shareholder approval is not expressly required under Cemex, S.A.B. de C.V.’s by-laws for the adoption and amendment of an equity compensation plan. However, at our annual shareholders’ meeting held on March 22, 2024, Cemex, S.A.B. de C.V.’s shareholders resolved to extend the RSIP until December 31, 2028.

CEMEX • 2023 20-F REPORT • 334

PART II

Item 16H—Mine Safety Disclosure

The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 15.1 to this annual report.

Item 16I—Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J—Insider Trading Policies

Not applicable.

Item 16K—Cybersecurity

Risk Management and Strategy

We regularly assess risks from cybersecurity threats, monitor our information systems for potential vulnerabilities and test those systems pursuant to our cybersecurity policies, processes, and practices, which are integrated into our overall risk management system. We strive to mitigate these risks through cybersecurity risk management, strategy, and governance efforts, which include the safeguarding of systems and electronic information through a set of cybersecurity controls, processes, proactive monitoring, and disaster recovery plans that seek to minimize business disruptions. To protect our information systems from cybersecurity threats, we use various security tools that help us identify, escalate, investigate, resolve and recover from cybersecurity incidents in an appropriate manner. These efforts include our risk management process, which comprises frameworks such as the International Organization for Standardization (“ISO”) 27001:2022 and standards published by the National Institute of Standards and Technology. We also perform periodic scans, network vulnerability assessments, penetration tests, adversary simulations and risk assessments. Additionally, we engage third-party service providers such as IBM, Microsoft, and HCL Technologies to assist us in managing risks associated with cybersecurity threats. We have established processes for third party management which includes risk assessment to identify, assess and mitigate risks related to our service providers. We have a Security Operations Center that provides cybersecurity monitoring, correlation, and response to protect our digital assets, assisted with artificial intelligence tools and cyberthreat intelligence services. We have an established cybersecurity incident response plan and disaster recovery plans with the objective of handling incidents across the organization that could cause major disruptions to our business. These plans are periodically tested with a view to improvement based on findings, environment changes, and external assessment. Our employees are encouraged to contribute to our cybersecurity efforts. We have implemented awareness and education programs that include phishing simulation campaigns, global webinars, informative material about threats and best practices and a formal security training path.

Risks from cybersecurity threats have not materially affected the company in the past. For more information about these risks, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—We are increasingly dependent on information technology and our systems and infrastructure, as well as those provided by third-party service providers, face certain risks, including cyber-security risks.”

Governance

Our Board of Directors oversees our risk management process, including cybersecurity risks, directly and through its Audit Committee. The Audit Committee of our Board of Directors oversees our risk management program, which focuses on the most significant risks we face in the short-, intermediate-, and long-term timeframes. Audit Committee

CEMEX • 2023 20-F REPORT • 335

PART II

meetings include discussions of specific risk areas throughout the year, including, among others, those relating to cybersecurity, and reports on our enterprise risk profile on an annual basis. We have a dedicated function for cybersecurity management that oversees information security strategy, program, governance, and operations, reporting directly to the Vice President of Information Technology (“VP IT”). Our VP IT has over 20 years of experience in various information technology and information security roles and a professional certification as Chief Technology Officer from the Massachusetts Institute of Technology. The VP IT reports to the Audit Committee on cybersecurity risks and strategy on a regular basis. For more information on our Board of Director’s Audit Committee’s responsibilities, including those regarding cybersecurity risk management, please see “Item 6—Senior Management and Directors—Directors, Senior Management, and Employees—The Audit Committee, the Corporate Practices and Finance Committee, and Other Committees.” Our management takes a risk-based approach in cybersecurity matters and has implemented cybersecurity policies throughout our operations that are designed to address cybersecurity threats and incidents, including those described under “—Risk Management and Strategy” above. Our cybersecurity function is mainly responsible for performing regular risk assessments to identify threats to Cemex’s areas and processes. Cemex’s Information Security Committee is a multidisciplinary team, headed by our cybersecurity function, which evaluates performance metrics, risk mitigation tactics, security policies, and procedures on a regular basis. It reports to the VP IT every six months on metrics, risks, and strategies to be presented to our Board of Director’s Audit Committee.

CEMEX • 2023 20-F REPORT • 336

Cemex, S.A.B. de C.V.
and
Subsidiaries
Consolidated Statements of Income
(Millions of U.S. Dollars, except for earnings per share)

		Years ended December 31,
	Notes	2023	2022	2021

Revenues	3	$17,388	15,577	14,379
Cost of sales	5	(11,527)	(10,755)	(9,743)

Gross profit		5,861	4,822	4,636

Operating expenses	6	(3,747)	(3,261)	(2,917)

Operating earnings before other expenses, net	2	2,114	1,561	1,719

Other expenses, net	7	(265)	(467)	(82)

Operating earnings		1,849	1,094	1,637

Financial expense	8.1, 17	(531)	(505)	(576)
Financial income and other items, net	8.2	33	151	(161)
Share of profit of equity accounted investees	14.1	98	30	54

Earnings before income tax		1,449	770	954

Income tax	20	(1,250)	(209)	(137)

Net income from continuing operations		199	561	817

Discontinued operations	4.2	–	324	(39)

CONSOLIDATED NET INCOME		199	885	778
Non-controlling interest net income		17	27	25

CONTROLLING INTEREST NET INCOME		$182	858	753

Basic earnings per share	23	$0.0042	0.0197	0.0171
Basic earnings per share from continuing operations	23	$0.0042	0.0123	0.0180
Diluted earnings per share	23	$0.0041	0.0193	0.0168
Diluted earnings per share from continuing operations	23	$0.0041	0.0120	0.0177
The accompanying notes are part of these consolidated financial statements.

Cemex, S.A.B. de C.V.
and
Subsidiaries
Consolidated Statements of Comprehensive Income
(Millions of U.S. Dollars)

		Years ended December 31,
	Notes	2023	2022	2021

CONSOLIDATED NET INCOME		$199	885	778

Items that will not be reclassified subsequently to the statement of income
Net actuarial (losses) gains from remeasurements of defined benefit pension plans	19	(45)	176	263
Effects from strategic equity investments	14.2	(2)	(9)	(9)
Income tax benefit (expense) recognized directly in other comprehensive income	20	5	(32)	(26)

		(42)	135	228

Items that are or may be reclassified subsequently to the statement of income
Results from derivative financial instruments designated as cash flow hedges	17.4	(7)	80	60
Currency translation results of foreign subsidiaries	21.2	255	(326)	(400)
Income tax benefit recognized directly in other comprehensive income	20	1	18	70

		249	(228)	(270)

Total items of other comprehensive income (loss), net		207	(93)	(42)

CONSOLIDATED COMPREHENSIVE INCOME		406	792	736
Non-controlling interest comprehensive income (loss)		31	(36)	14

CONTROLLING INTEREST COMPREHENSIVE INCOME		$375	828	722
The accompanying notes are part of these consolidated financial statements.

Cemex, S.A.B. de C.V.
and
Subsidiaries
Consolidated Statements of Financial Position
(Millions of U.S. Dollars)

		As of December 31,
	Notes		2023	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9	$	624	495
Trade accounts receivable	10		1,751	1,644
Other accounts receivable	11		650	535
Inventories	12		1,789	1,669
Other current assets	13		191	183

Total current assets			5,005	4,526

NON-CURRENT ASSETS
Investments in associates and joint ventures	14.1		729	640
Other investments and non-current accounts receivable	14.2		340	293
Property, machinery and equipment, net and assets for the right-of-use, net	15		12,466	11,284
Goodwill and intangible assets, net	16		9,530	9,293
Deferred income tax assets	20.2		363	411

Total non-current assets			23,428	21,921

TOTAL ASSETS		$	28,433	26,447

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current debt	17.1	$	25	51
Other current financial obligations	17.2		950	936
Trade accounts payable			3,109	2,966
Income tax payable			1,082	368
Other current liabilities	18.1		1,620	1,225

Total current liabilities			6,786	5,546

NON-CURRENT LIABILITIES
Non-current debt	17.1		6,203	6,920
Other non-current financial obligations	17.2		986	918
Pensions and other post-employment benefits	19		735	695
Deferred income tax liabilities	20.2		443	394
Other non-current liabilities	18.2		1,164	1,065

Total non-current liabilities			9,531	9,992

TOTAL LIABILITIES			16,317	15,538

STOCKHOLDERS’ EQUITY
Controlling interest:
Common stock and additional paid-in capital	21.1		7,699	7,810
Other equity reserves and subordinated notes	21.2		(363)	(1,555)
Retained earnings	21.3		4,428	4,246

Total controlling interest			11,764	10,501
Non-controlling interest	21.4		352	408

TOTAL STOCKHOLDERS’ EQUITY			12,116	10,909

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$	28,433	26,447
The accompanying notes are part of these consolidated financial statements.

Cemex, S.A.B. de C.V.
and
Subsidiaries
Consolidated Statements of Cash Flows
(Millions of U.S. Dollars)

		Years ended December 31,
	Notes			2023	2022	2021
OPERATING ACTIVITIES
Consolidated net income			$	199	885	778
Discontinued operations				–	324	(39)

Net income from continuing operations				199	561	817
Adjustments for:
Sale of emission allowances	2.15, 7			–	–	(600)
Depreciation and amortization of assets	5, 6			1,233	1,120	1,120
Impairment losses of longed-lived assets	7			43	442	509
Share of profit of equity accounted investees	14.1			(98)	(30)	(54)
Results on sale of subsidiaries, other disposal groups and others				(39)	(116)	(23)
Financial expense, financial income and other items, net				498	354	737
Income taxes	20			1,250	209	137
Changes in working capital, excluding income taxes				192	(390)	(143)

Cash flows provided by operating activities from continuing operations				3,278	2,150	2,500

Interest paid				(581)	(493)	(524)
Income taxes paid				(538)	(188)	(170)

Net cash flows provided by operating activities from continuing operations				2,159	1,469	1,806
Net cash flows provided by operating activities from discontinued operations				–	6	37

Net cash flows provided by operating activities after interest and income taxes				2,159	1,475	1,843

INVESTING ACTIVITIES
Purchase of property, machinery and equipment, net	15			(968)	(909)	(776)
Acquisition of intangible assets, net	16.1			(207)	(151)	(192)
Disposal (acquisition) of subsidiaries, net	4, 14.1			(189)	341	122
Proceeds from the sale of emission allowances	2.15, 7			–	–	600
Non-current assets and others, net				24	(12)	(10)

Cash flows used in investing activities from continuing operations				(1,340)	(731)	(256)
Net cash flows used in investing activities from discontinued operations				–	(1)	(17)

Net cash flows used in investing activities				(1,340)	(732)	(273)

FINANCING ACTIVITIES
Proceeds from new debt instruments	17.1			2,938	2,006	3,960
Debt repayments	17.1			(3,840)	(2,420)	(5,897)
Issuance of subordinated notes	21.2			992	–	994
Other financial obligations, net	17.2			(274)	(197)	(288)
Own shares repurchase program	21.1			–	(111)	–
Shares in trust for future deliveries under share-based compensation	22			(45)	(36)	–
Changes in non-controlling interests and repayment of perpetual debentures	21.4			(62)	(14)	(447)
Derivative financial instruments	17.4			(189)	34	(41)
Coupons on subordinated notes and coupons on perpetual debentures	21.2, 21.4			(120)	(51)	(24)
Non-current liabilities, net				(101)	(172)	(109)

Net cash flows used in financing activities				(701)	(961)	(1,852)

Increase (decrease) in cash and cash equivalents from continuing operations				118	(223)	(302)
Increase in cash and cash equivalents from discontinued operations				–	5	20
Foreign currency translation effect on cash				11	100	(55)
Cash and cash equivalents at beginning of period				495	613	950

CASH AND CASH EQUIVALENTS AT END OF PERIOD	9		$	624	495	613

Changes in working capital, excluding income taxes:
Trade accounts receivable			$	(27)	(208)	(20)
Other accounts receivable and other assets				21	(23)	94
Inventories				68	(464)	(341)
Trade accounts payable				(45)	290	290
Other accounts payable and accrued expenses				175	15	(166)

Changes in working capital, excluding income taxes		$		192	(390)	(143)
The accompanying notes are part of these consolidated financial statements.

Cemex, S.A.B. de C.V.
and
Subsidiaries
Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

	Notes	Common stock	Additional paid-in capital	Other equity reserves and subordinated notes	Retained earnings	Total controlling interest	Non- controlling interest	Total stockholders’ equity
Balance as of December 31, 2020		$318	7,575	(2,453)	2,635	8,075	877	8,952
Net income for the period		–	–	–	753	753	25	778
Other comprehensive loss for the period		–	–	(31)	–	(31)	(11)	(42)

Total of other comprehensive income (loss) for the period	21.2	–	–	(31)	753	722	14	736
Cancellation of own shares by shareholders’ resolution	21.1	–	(83)	83	–	–	–	–
Issuance of subordinated notes	21.2	–	–	994	–	994	–	994
Changes in non-controlling interest and repayment of perpetual debentures	21.4	–	–	–	–	–	(447)	(447)
Share-based compensation	22	–	–	77	–	77	–	77
Coupons paid on subordinated notes and perpetual debentures	21.2, 21.4	–	–	(41)	–	(41)	–	(41)

Balance as of December 31, 2021		318	7,492	(1,371)	3,388	9,827	444	10,271
Net income for the period		–	–	–	858	858	27	885
Other comprehensive loss for the period		–	–	(30)	–	(30)	(63)	(93)

Total of other comprehensive income (loss) for the period	21.2	–	–	(30)	858	828	(36)	792
Own shares purchased under shares repurchase program	21.1	–	–	(111)	–	(111)	–	(111)
Shares in trust for future deliveries under share-based compensation	22	–	–	(36)	–	(36)	–	(36)
Changes in non-controlling interest	21.4	–	–	–	–	–	–	–
Share-based compensation	22	–	–	47	–	47	–	47
Coupons paid on subordinated notes	21.2	–	–	(54)	–	(54)	–	(54)

Balance as of December 31, 2022		318	7,492	(1,555)	4,246	10,501	408	10,909
Net income for the period		–	–	–	182	182	17	199
Other comprehensive income for the period		–	–	193	–	193	14	207

Total of other comprehensive income for the period	21.2	–	–	193	182	375	31	406
Cancellation of own shares by shareholders’ resolution	21.1	–	(111)	111	–	–	–	–
Shares in trust for future deliveries under share-based compensation	22	–	–	(45)	–	(45)	–	(45)
Issuance of subordinated notes	21.2	–	–	992	–	992	–	992
Changes in non-controlling interest	21.4	–	–	–	–	–	(87)	(87)
Share-based compensation	22	–	–	61	–	61	–	61
Coupons paid on subordinated notes	21.2	–	–	(120)	–	(120)	–	(120)

Balance as of December 31, 2023		$318	7,381	(363)	4,428	11,764	352	12,116

The accompanying notes are part of these consolidated financial statements.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

1)	DESCRIPTION OF BUSINESS
Cemex, S.A.B. de C.V., originated in 1906, is a publicly traded variable stock corporation
(Sociedad Anónima Bursátil de Capital Variable)
organized under the laws of the United Mexican States, or Mexico, and is the parent company of entities whose main activities are oriented to the construction industry, through the production, marketing, sale and distribution of cement, ready-mix
concrete, aggregates, urbanization solutions and other construction materials and services. In addition, Cemex, S.A.B. de C.V. performs significant business and operational activities in Mexico.
The shares of Cemex, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) (
Certificados de Participación Ordinaria
) under the symbol “CemexCPO.” Each CPO represents two series “A” shares and one series “B” share of common stock of Cemex, S.A.B. de C.V. In addition, Cemex, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as
American Depositary Shares
(“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.
The terms “Cemex, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the financial statements refer to Cemex, S.A.B. de C.V. without its consolidated subsidiaries. The terms “Company” or “Cemex” refer to Cemex, S.A.B. de C.V. together with its consolidated subsidiaries.
The issuance of these consolidated financial statements was authorized by the Board of Directors of Cemex, S.A.B. de C.V. on February 7, 2024 considering the favorable recommendation of its Audit Committee. These financial statements were approved by the annual general ordinary shareholders’ meeting of the Parent Company on March 22, 2024.

2)	BASIS OF PRESENTATION AND DISCLOSURE
The consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
Cemex adopted Disclosure of Accounting Policies (Amendments to IAS 1) starting January 1, 2023. The amendments require the disclosure of “material” rather than “significant” accounting policies. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. See note 28 for Cemex’s material accounting policies.
Presentation currency and definition of terms
The consolidated financial statements and the accompanying notes are presented in Dollars of the United States of America (the “United States”), except when specific reference is made to a different currency. When reference is made to “U.S. Dollar,” “Dollar,” “Dollars” or “$” it means Dollars of the United States. All amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings per share and/or prices per share. When reference is made to “Ps” or “Pesos,” it means Mexican Pesos. When reference is made to “€” or “Euros,” it means the currency in circulation in a significant number of European Union (“EU”) countries. When reference is made to “£” or “Pounds,” it means British Pounds sterling. Previously reported Dollar amounts of prior years are restated when the underlying transactions in other currencies remain unsettled using the closing exchange rates as of the reporting date. Amounts reported in Dollars should not be construed as representations that such amounts represented those Dollars or could be converted into Dollars at the rate indicated.
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
Discontinued operations (note 4.2)
Cemex reports as discontinued operations the disposal of entire geographical reportable operating segments regardless of size, the sale of a considerable portion of a significant reportable operating segment, as well as the sale of a major line of business.
Statements of income
Cemex includes the line item titled “Operating earnings before other expenses, net” considering that it is a subtotal relevant for the determination of Cemex’s “Operating EBITDA” (Operating earnings before other expenses, net plus depreciation and amortization) as described below in this note. The line item of “Operating earnings before other expenses, net” allows for easy reconciliation of the amount in these financial statements under IFRS to the non-IFRS
measure of Operating EBITDA by adding back depreciation and amortization. The line item “Other expenses, net” consists primarily of revenues and expenses not directly related to Cemex’s main activities or which are of a non-recurring
nature, including impairment losses of long-lived assets,
non-recurring
sales of emission allowances (note 28.13), results on disposal of assets and restructuring costs, among others (note 7). Under current IFRS, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of the statement of income vary significantly by industry and company according to specific needs.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Basis of presentation and disclosure – continued

Although Operating EBITDA is not a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by Cemex’s chief executive officer to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, Operating EBITDA is a measure used by Cemex’s creditors to review its ability to internally fund capital expenditures, to review its ability to service or incur debt and to comply with financial covenants under its financing agreements. Cemex presents “Operating EBITDA” in notes 4.3 (selected financial information by reportable segment and line of business) and 17.1 (Financial instruments—Financial covenants). Cemex’s Operating EBITDA may not be comparable to other similarly titled measures of other companies.
Statements of cash flows
The statements of cash flows exclude the following transactions that did not represent sources or uses of cash:
Financing activities:

•	In 2023, 2022 and 2021, the increases in other financing obligations in connection with lease contracts negotiated during the year for $341, $296 and $227, respectively (note 17.2); and
Investing activities:

•
In 2023, 2022 and 2021, in connection with the leases negotiated during the year, the increases in assets for the right-of-use
related to lease contracts for $341, $296 and $227, respectively (note 15.2).

Other newly issued IFRS adopted in the reported periods
IFRS 17,
Insurance contracts
(“IFRS 17”)
Beginning January 1, 2023, IFRS 17 replaced IFRS 4,
Insurance contracts
, which sets forth accounting requirements for all contracts in which an entity (the “Issuer”) accepts significant insurance risks from another entity (the “Policyholder”) by agreeing to compensate the Policyholder if a specified uncertain future event (the insured event) adversely affects the Policyholder. IFRS 17 may apply to any contract in which an entity assumes a risk position similar to an Issuer, to the extent that is not being accounted for under other IFRS, such as warranties or residual value guarantees, covered by IFRS 15,
Revenues from contracts with customers
(“IFRS 15”) and IFRS 16,
Leases
(“IFRS 16”), respectively, among others. IFRS 17 does not apply to acquired insurance policies.
Concurrent with the adoption of IFRS 17, Cemex analyzed its several contracts and concluded that: a) it has not issued insurance policies to third-parties; and b) all obligations and contingent obligations arising from another type of contracts are accounted under the relevant IFRS, such as IFRS 15, IFRS 16, IFRS 9,
Financial Instruments
(“IFRS 9”) or IAS 19,
Employee benefits
(“IAS 19”), as applicable.
Others
In addition, beginning January 1, 2023, Cemex adopted prospectively IFRS amendments that did not result in any material impact on its results of operation or financial position, and which are explained as follows:

Standard	Main topic

Amendments to IAS 8, Definition of Accounting Estimates
The amendment makes a distinction between how an entity should present and disclose different types of accounting changes in its financial statements. Changes in accounting policies must be applied retrospectively, while changes in accounting estimates are accounted for prospectively.

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
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

3)	REVENUES

Cemex’s revenues are mainly originated from the sale and distribution of cement, ready-mix
concrete, aggregates and other construction materials and services, including urbanization solutions, and are recognized at a point in time or over time in the amount of the price, before tax on sales, expected to be received for goods and services supplied due to ordinary activities, as contractual performance obligations are fulfilled, and control of goods and services passes to the customer. Cemex grants credit for terms ranging from 15 to 90 days depending on the type and risk of each customer. For the years ended December 31, 2023, 2022 and 2021, revenues were as follows:

	2023	2022	2021
From the sale of goods associated to Cemex’s main activities 1	$16,904	15,137	14,009
From the sale of other goods and services 2	484	440	370

	$17,388	15,577	14,379

1	During the reported periods, revenues recognized over time under construction contracts were not significant.

2	Refers mainly to revenues generated by subsidiaries not individually significant operating in different lines of business.
Information on revenues by reportable segment and line of business for the years 2023, 2022 and 2021 is presented in note 4.3.
As of December 31, 2023 and 2022, amounts receivable for progress billings and advances received from customers of construction contracts were not significant. Moreover, for the years 2023, 2022 and 2021, revenues and costs related to construction contracts in progress were not significant.
Certain promotions and/or discounts and rebates offered as part of the sale transaction, result in a portion of the transaction price should be allocated to such commercial incentives as separate performance obligations, recognized as contract liabilities with customers, and deferred to the statement of income during the period in which the incentive is exercised by the customer or until it expires. For the years ended December 31, 2023, 2022 and 2021 changes in the balance of contract liabilities with customers are as follows:

	2023	2022	2021
Opening balance of contract liabilities with customers	$293	257	201
Increase during the period for new transactions	1,603	1,493	1,626
Decrease during the period for exercise or expiration of incentives	(1,519)	(1,458)	(1,574)
Currency translation effects	7	1	4

Closing balance of contract liabilities with customers	$384	293	257

For the years 2023, 2022 and 2021, any costs capitalized as contract fulfillment assets and released over the contract life according to IFRS 15,
Revenues from contracts with customers
were not significant.

4)	BUSINESS COMBINATIONS, DIVESTITURES AND DISCONTINUED OPERATIONS AND SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS

4.1)	BUSINESS COMBINATIONS
On November 1, 2023, through a subsidiary in Germany, Cemex completed the acquisition of Kiesel, a mortars and adhesives technological leader in the construction industry based in Germany that serves the German, French, Polish, and Czech markets, consisting of a production facility and five distribution locations for a total consideration of $13. As of December 31, 2023, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, Cemex determined goodwill of $5.
On May 11, 2023, through a subsidiary, Cemex completed the purchase of Atlantic Minerals Limited in Newfoundland, Canada, consisting mainly of an aggregates quarry and maritime port operations for a price of $75. With this investment, Cemex secured a new long-term aggregates reserve for its operations in Florida and the east coast of the United States, as well as a source for chemical-grade stone serving a broader customers. As of December 31, 2023, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, Cemex did not determine any goodwill.
On January 30, 2023, through a subsidiary, Cemex acquired a 51% stake in Israel-based SHTANG Recycle LTD (“SHTANG”), a construction demolition and excavation waste (CDEW) recycling company, for a price of $13. The acquisition aligns with Cemex’s strategy to strengthen its business in developed markets through bolt-on
acquisitions in businesses with strong circular and sustainable attributes. SHTANG has been awarded a
13-year
license to build and operate the CDEW recycling facility. The state-of-the-art
facility will be capable of processing 600,000 tons of waste annually. The CDEW production will be used by Cemex as raw materials for aggregate production, reintegrating them into the construction value chain. As of December 31, 2023, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, Cemex determined goodwill of $3.

Cemex, S.A.B. de C.V.
and
Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Business combinations – continued

On July 11, 2022, through a subsidiary in Germany, Cemex completed the acquisition of a 53% stake in the German aggregates company ProStein for a total consideration of $21. The investment expands Cemex’s aggregates business in the region and Cemex estimates increased the life of aggregates reserves for Cemex’s operations in Central Europe for at least the next 25 years. The majority stake in ProStein’s assets adds a full range of fine and hardstone aggregates to Cemex’s aggregates portfolio. In addition to supplying the greater Berlin area, the additional capacity can supply several urban centers in Poland and the Czech Republic. ProStein’s assets include six active hardstone plants and six CDEW recovery sites. During 2023, based on the valuation of the fair values of the assets acquired and liabilities assumed, Cemex did not determine any goodwill.
On December 10, 2021, through a subsidiary in Mexico, Cemex acquired Broquers Ambiental, a sustainable waste management company for a total consideration of $13. Broquers Ambiental’s assets include a plant for solid waste treatment for its use as alternate fuel. During 2022, considering the valuation of the fair values of the assets acquired and liabilities assumed, Cemex determined goodwill of $4.
In January 2021, a subsidiary of Cemex in Israel acquired two ready-mix
concrete plants from Kinneret and
Beton-He’Emek
for an amount in shekels equivalent to $6. During 2021, based on the valuation of the fair values of the assets acquired and liabilities assumed, Cemex determined goodwill of $5.

4.2)	DIVESTITURES AND DISCONTINUED OPERATIONS
On October 25, 2022, to accelerate the growth and development of Neoris N.V. (“Neoris”), its subsidiary in the digital solutions sector, Cemex closed a partnership with Advent International (“Advent”). As part of the partnership Cemex sold to Advent a 65% stake in Neoris for a total cash consideration of $119. While surrendering control to Advent, Cemex retained a 35% stake and remained a key strategic partner and customer of Neoris. Cemex’s retained stake in Neoris was remeasured at fair value at the date of loss of control and was subsequently accounted for under the equity method within the line item “Investments in associates and joint ventures.” Neoris’ results for the period from January 1 to October 25, 2022 and for the year ended December 31, 2021 are reported in the statements of income, net of income tax, in the single line item “Discontinued operations,” including in 2022 a gain on sale of $117, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control.
On August 31, 2022, through subsidiaries in Colombia and Spain, Cemex concluded the sale with affiliates of Cementos Progreso Holdings, S.L. of its entire operations in Costa Rica and El Salvador for a total cash consideration of $325, related to Cemex’s aggregate controlling interest. The assets sold consisted of one cement plant, one grinding station, seven ready-mix
plants, one aggregates quarry, one distribution center in Costa Rica and one distribution center in El Salvador. Cemex’s results of these operations for the period from January 1 to August 31, 2022 and for the year ended December 31, 2021 are reported in the statements of income, net of income tax, in the single line item “Discontinued operations,” including in 2022 a gain on sale of $240 which includes the reclassification of foreign currency translation effects accrued in equity until the disposal date.
On July 9, 2021, Cemex closed the sale to Çimsa Çimento Sanayi Ve Ticaret A.Ş., of its white cement business, except for Mexico and the United States, for a total cash consideration of $155, including its Buñol cement plant in Spain and its white cement customer list. Cemex’s operations of these assets in Spain for the period from January 1 to July 9, 2021 are reported in the statements of income, net of income tax, in the single line item “Discontinued operations,” including in 2021 a loss on sale of $67 net of the proportional allocation of goodwill of $41.
On March 31, 2021, Cemex closed the sale to LafargeHolcim of 24 concrete plants and one aggregates quarry located in the Rhone Alpes region in the Southeast of France for a total cash consideration of $44. Cemex’s operations of these assets in France for the three-month period ended on March 31, 2021 are reported in the statements of income, net of income tax, in the single line item “Discontinued operations.”
The following table presents condensed combined information of the statements of income of Cemex’s discontinued operations previously mentioned related to: a) Neoris operations for the period from January 1 to October 25, 2022 and for year ended December 31, 2021; b) Costa Rica and El Salvador for the period from January 1 to August 31, 2022 and for the year ended December 31, 2021; c) Spain related to the white cement business for the period from January 1 to July 9, 2021 and; d) France related to the Rhone Alpes region for the three-month period ended March 31, 2021.

	2022	2021
Revenues	$256	354
Cost of sales and operating expenses	(225)	(304)
Other expenses, net	(8)	(42)
Financial expenses, net and others	–	5

Earnings before income tax	23	13
Income tax	(3)	(48)

Result of discontinued operations	20	(35)
Net disposal result	304	(4)

Net result of discontinued operations	$324	(39)

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

4.3)	SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS

Reportable segments
The Company’s main activities are oriented to the construction industry, mainly through the production, marketing, sale and distribution of cement, ready-mix
concrete, aggregates, urbanization solutions and other construction materials and services. Under IFRS, the Company’s operating segments represent the components of Cemex that engage in business activities from which Cemex may earn revenues and incur expenses, whose operating results are reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. A reportable segment represents an operating segment or an aggregation of operating segments considering certain thresholds, under which entities must report separately any operating segments which account for 10% or more of combined revenues, both internal and external, 10% or more of combined net profit or loss, depending on the individual result of the operating segment, and/or 10% or more of the combined assets of all operating segments. In addition, despite the described 10% threshold not being met individually, entities must report as many individual operating segments as needed to cover at least 75% of the entity’s revenue. Cemex operates by geography and line of business. Cemex discloses its segment information presenting 15 reportable segments. For the reported periods, Cemex’s operations were organized in four regions, each under the supervision of a regional president, as follows: 1) Mexico, comprised of one operating and reportable segment, 2) United States, comprised of one operating and reportable segment, 3) Europe, Middle East, Africa and Asia (“EMEAA”), comprised of 11 operating segments, of which four were aggregated into a single reportable operating segment as described below, and 4) South, Central America and the Caribbean (“SCA&C”), comprised of 12 operating segments, of which nine were aggregated into two reportable operating segments as described below. The Company’s regional presidents, who are part of Cemex’s Executive Committee, report to Cemex’s Chief Executive Officer or CEO. In addition, for those regions comprising several operating segments, such as EMEAA and SCA&C, each operating segment is supervised by a country manager whom in turn reports to the regional president.
The material accounting policies applied to determine the financial information by reportable segment are consistent with those described in note 28.
Aggregation criteria
Considering similar regional and/or economic characteristics and materiality, such as: (a) the nature of the products and services, all related to construction materials and the construction industry, (b) the nature of the production processes, which are the same for cement, ready-mix
concrete, aggregates and urbanization solutions across geographies, (c) the type of customers for their products or services, in all cases construction materials distributors and wholesalers, governments and big construction firms, and (d) the methods used to distribute their products or provide their services, which are very similar among the Company’s geographies using both third-party transportation for cement and aggregates and our own mixers fleet for ready-mix,
certain operating segments have been aggregated and presented as single reportable segments. These reportable segments are as follows: a) the “Rest of EMEAA” reportable segment refers to Cemex’s operating segments in the Czech Republic, Croatia, Egypt and the United Arab Emirates; b) the “Rest of SCA&C” reportable segment refers to Cemex’s operating segments in Puerto Rico, Nicaragua, Jamaica, the Caribbean and Guatemala, excluding the operations of Trinidad Cement Limited (“TCL”); and c) the “Caribbean TCL” reportable segment refers to the operating segments of TCL and subsidiaries in Trinidad and Tobago, Jamaica, Guyana and Barbados. The line item “Other activities,” included to reconcile the total of reportable segments with the consolidated amounts from continuing operations, refers to the following combined transactions: 1) cement trade maritime operations, 2) the Parent Company, other corporate entities and finance subsidiaries, and 3) other minor subsidiaries with different lines of business.
Selected information of the consolidated statements of income by reportable segment for the years 2023, 2022 and 2021, excluding the share of profits of equity accounted investees by reportable segment that is included in note 14.1, was as follows:

2023		Sales (including intragroup transactions)	Less: Intragroup transactions	External revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings (loss) before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$	5,060	(205)	4,855	1,488	221	1,267	(59)	(39)	105
United States		5,338	–	5,338	1,040	483	557	(31)	(75)	(30)
EMEAA
United Kingdom		992	–	992	193	72	121	(6)	(14)	(17)
France		842	–	842	53	54	(1)	(39)	(15)	(1)
Germany		497	(50)	447	37	32	5	(3)	(2)	(5)
Poland		467	(1)	466	72	24	48	1	(2)	2
Spain		449	(38)	411	71	31	40	3	(2)	1
Philippines 1		312	–	312	34	32	2	(2)	(3)	1
Israel		794	–	794	90	33	57	5	(6)	1
Rest of EMEAA		770	(4)	766	147	48	99	(7)	(6)	(6)
SCA&C
Colombia 2		458	–	458	62	25	37	(19)	(6)	(1)
Panama 2		158	(26)	132	35	17	18	(2)	–	–
Caribbean TCL 3		329	(12)	317	78	20	58	(17)	(2)	(2)
Dominican Republic		378	(18)	360	139	9	130	(2)	(1)	13
Rest of SCA&C 2		414	–	414	90	13	77	(10)	(2)	1

Reportable segments				16,904	3,629	1,114	2,515	(188)	(175)	62
Other activities 4				484	(282)	119	(401)	(77)	(356)	(29)

Consolidated	$			17,388	3,347	1,233	2,114	(265)	(531)	33

Cemex, S.A.B. de C.V.
and
Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Information of the consolidated statements of income by reportable segment – continued

2022		Sales (including intragroup transactions)	Less: Intragroup transactions	External revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings (loss) before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$	3,842	(200)	3,642	1,133	172	961	(69)	(28)	32
United States		5,038	(4)	5,034	762	455	307	(205)	(55)	(21)
EMEAA
United Kingdom		982	–	982	195	60	135	(8)	(8)	(8)
France		781	–	781	63	50	13	1	(10)	2
Germany		485	(46)	439	40	28	12	2	(2)	(3)
Poland		419	(4)	415	64	22	42	1	(2)	4
Spain		382	(36)	346	6	28	(22)	(113)	(2)	2
Philippines 1		379	–	379	84	37	47	(2)	18	(9)
Israel		840	–	840	112	46	66	5	(4)	–
Rest of EMEAA		707	(1)	706	116	55	61	(10)	(4)	2
SCA&C
Colombia 2		429	–	429	61	24	37	12	(7)	22
Panama 2		149	(34)	115	28	16	12	(2)	–	–
Caribbean TCL 3		302	(8)	294	74	17	57	(19)	(4)	(1)
Dominican Republic		348	(6)	342	133	8	125	(1)	(1)	(3)
Rest of SCA&C 2		394	(1)	393	90	13	77	(2)	(2)	(3)

Reportable segments				15,137	2,961	1,031	1,930	(410)	(111)	16
Other activities 4				440	(280)	89	(369)	(57)	(394)	135

Consolidated	$			15,577	2,681	1,120	1,561	(467)	(505)	151

2021		Sales (including intragroup transactions)	Less: Intragroup transactions	External revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings (loss) before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$	3,466	(142)	3,324	1,164	161	1,003	(43)	(29)	2
United States		4,359	(4)	4,355	778	464	314	(127)	(47)	(19)
EMEAA
United Kingdom		940	–	940	141	69	72	(3)	(8)	(17)
France		863	–	863	93	50	43	(6)	(11)	–
Germany		472	(43)	429	69	28	41	–	(2)	(2)
Poland		405	(6)	399	73	25	48	(4)	(2)	1
Spain		359	(25)	334	(6)	33	(39)	(331)	(3)	51
Philippines 1		424	–	424	114	40	74	(1)	17	(2)
Israel		785	–	785	114	45	69	(1)	(4)	2
Rest of EMEAA		618	(5)	613	87	56	31	(110)	(3)	1
SCA&C
Colombia 2		437	–	437	87	26	61	(19)	(7)	(12)
Panama 2		121	(23)	98	31	16	15	(2)	–	–
Caribbean TCL 3		280	(7)	273	65	19	46	(1)	(6)	(6)
Dominican Republic		299	(8)	291	128	7	121	3	–	(1)
Rest of SCA&C 2		465	(21)	444	110	13	97	(5)	(2)	(3)

Reportable segments				14,009	3,048	1,052	1,996	(650)	(107)	(5)
Other activities 4				370	(209)	68	(277)	568	(469)	(156)

Consolidated	$			14,379	2,839	1,120	1,719	(82)	(576)	(161)

1
Cemex’s operations in the Philippines are mainly conducted through Cemex Holdings Philippines, Inc. (“CHP”), a Philippine company whose shares trade on the Philippines Stock Exchange. As of December 31, 2023 and 2022, there is a non-controlling
interest in CHP of 10.14% and 22.10%, respectively, of its ordinary shares (note 21.4).

2
Until June 2023, after the conclusion of a tender offer and delisting process, Cemex Latam Holdings, S.A. (“CLH”), a company incorporated in Spain, traded its ordinary shares on the Colombian Stock Exchange. CLH is the indirect holding company of Cemex’s operations in Colombia, Panama, Guatemala and Nicaragua, and until August 31, 2022, of the operations in Costa Rica and El Salvador. As of December 31, 2023 and 2022, there was a non-controlling
interest in CLH of 0.50% and 4.70% of its ordinary shares, respectively, excluding shares held in CLH’s treasury (note 21.4).

3
The shares of TCL trade on the Trinidad and Tobago Stock Exchange. As of December 31, 2023 and 2022, there was a non-controlling
interest in TCL of 30.17% of its ordinary shares in both years (note 21.4).

4
In the caption of external revenues, refers mainly to trade maritime transactions of cement and clinker carried by Cemex’s trading unit and, in the rest of the captions, refers to Cemex’s corporate activities.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and
2021
(Millions of U.S. Dollars)

Debt by reportable segment is disclosed in note 17.1. As of December 31, 2023 and 2022, the selected statement of financial position information by reportable segment was as follows:

2023		Associates and joint ventures	Other segment assets	Total assets	Total liabilities	Net assets by segment	Capital expenditures 1
Mexico	$	–	5,381	5,381	2,052	3,329	264
United States		216	12,782	12,998	2,770	10,228	521
EMEAA
United Kingdom		6	1,484	1,490	960	530	107
France		41	922	963	467	496	44
Germany		3	506	509	289	220	47
Poland		–	415	415	153	262	44
Spain		–	666	666	212	454	38
Philippines		–	795	795	135	660	85
Israel		–	808	808	507	301	41
Rest of EMEAA		11	852	863	329	534	75
SCA&C
Colombia		–	1,007	1,007	308	699	76
Panama		–	292	292	78	214	13
Caribbean TCL		–	478	478	207	271	18
Dominican Republic		–	233	233	95	138	16
Rest of SCA&C		–	280	280	111	169	25

Reportable segments		277	26,901	27,178	8,673	18,505	1,414
Other activities		452	754	1,206	7,644	(6,438)	3
Assets held for sale		–	49	49	–	49	–

Total consolidated	$	729	27,704	28,433	16,317	12,116	1,417

2022		Associates and joint ventures	Other segment assets	Total assets	Total liabilities	Net assets by segment	Capital expenditures 1
Mexico	$	–	3,846	3,846	1,381	2,465	265
United States		198	12,425	12,623	2,642	9,981	551
EMEAA
United Kingdom		5	1,388	1,393	921	472	74
France		42	910	952	471	481	57
Germany		3	449	452	255	197	33
Poland		–	341	341	119	222	33
Spain		–	616	616	204	412	27
Philippines		–	792	792	155	637	72
Israel		–	771	771	495	276	37
Rest of EMEAA		10	773	783	303	480	55
SCA&C
Colombia		–	742	742	274	468	45
Panama		–	302	302	88	214	19
Caribbean TCL		–	499	499	218	281	16
Dominican Republic		–	232	232	81	151	18
Rest of SCA&C		–	268	268	104	164	20

Reportable segments		258	24,354	24,612	7,711	16,901	1,322
Other activities		382	1,385	1,767	7,827	(6,060)	40
Assets held for sale		–	68	68	–	68	–

Total consolidated	$	640	25,807	26,447	15,538	10,909	1,362

1
Capital expenditures represent: a) the purchases of property, machinery and equipment, b) stripping costs, as well as c) assets for the right-of-use
incurred during the respective period (notes 15.1 and 15.2) and exclude increases related to asset retirement obligations (note 18.2).

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Revenues including intragroup transactions and external customers by line of business and reportable segment for the years ended December 31, 2023, 2022 and 2021, were as follows:

2023		Cement	Concrete	Aggregates	Urbanization solutions	Others	Eliminations	External revenues
Mexico	$	3,378	1,397	399	1,163	13	(1,495)	4,855
United States		1,988	3,070	1,347	694	14	(1,775)	5,338
EMEAA
United Kingdom		315	344	376	201	22	(266)	992
France		–	656	356	17	–	(187)	842
Germany		227	171	91	38	62	(142)	447
Poland		331	169	44	6	–	(84)	466
Spain		326	119	41	25	–	(100)	411
Philippines		311	–	–	3	1	(3)	312
Israel		–	662	200	116	2	(186)	794
Rest of EMEAA		551	288	52	17	23	(165)	766
SCA&C
Colombia		316	163	48	54	22	(145)	458
Panama		128	30	9	12	4	(51)	132
Caribbean TCL		316	5	8	1	4	(17)	317
Dominican Republic		301	24	–	60	10	(35)	360
Rest of SCA&C		373	18	5	28	1	(11)	414

Reportable segments		8,861	7,116	2,976	2,435	178	(4,662)	16,904
Other activities		–	–	–	–	484	–	484

Consolidated	$							17,388

2022		Cement	Concrete	Aggregates	Urbanization solutions	Others	Eliminations	External revenues
Mexico	$	2,663	925	261	843	14	(1,064)	3,642
United States		2,017	2,871	1,202	697	12	(1,765)	5,034
EMEAA
United Kingdom		312	329	371	206	27	(263)	982
France		–	622	332	15	–	(188)	781
Germany		220	186	81	32	71	(151)	439
Poland		282	160	41	4	1	(73)	415
Spain		281	99	34	25	–	(93)	346
Philippines		378	–	–	4	–	(3)	379
Israel		–	718	213	97	21	(209)	840
Rest of EMEAA		504	260	48	18	26	(150)	706
SCA&C
Colombia		296	137	40	62	19	(125)	429
Panama		119	27	7	13	2	(53)	115
Caribbean TCL		297	4	6	2	5	(20)	294
Dominican Republic		285	20	–	46	10	(19)	342
Rest of SCA&C		360	16	3	22	1	(9)	393

Reportable segments		8,014	6,374	2,639	2,086	209	(4,185)	15,137
Other activities		–	–	–	–	440	–	440

Consolidated	$							15,577

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Information related to revenue by line of business and reportable segment – continued

2021		Cement	Concrete	Aggregates	Urbanization solutions	Others	Eliminations	External revenues
Mexico	$	2,412	733	208	810	14	(853)	3,324
United States		1,731	2,479	1,005	558	13	(1,431)	4,355
EMEAA
United Kingdom		270	311	377	200	53	(271)	940
France		–	682	397	6	–	(222)	863
Germany		210	204	65	30	69	(149)	429
Poland		272	154	38	6	1	(72)	399
Spain		256	93	31	23	–	(69)	334
Philippines		423	–	–	4	1	(4)	424
Israel		–	657	199	89	27	(187)	785
Rest of EMEAA		423	232	47	14	21	(124)	613
SCA&C
Colombia		309	130	36	58	21	(117)	437
Panama		103	16	5	7	1	(34)	98
Caribbean TCL		271	5	7	4	6	(20)	273
Dominican Republic		240	16	–	44	8	(17)	291
Rest of SCA&C		400	20	6	24	1	(7)	444

Reportable segments		7,320	5,732	2,421	1,877	236	(3,577)	14,009
Other activities		–	–	–	–	370	–	370

Consolidated	$							14,379

5)	COST OF SALES
Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants and freight expenses of raw material in plants and delivery expenses of Cemex’s ready-mix
concrete business.
The detail of the consolidated cost of sales by nature for the years 2023, 2022 and 2021 is as follows:

		2023	2022	2021
Raw materials and goods for resale	$	5,353	4,916	4,875
Payroll		1,734	1,474	1,349
Electricity, fuels and other services		1,791	1,655	1,174
Depreciation and amortization		1,017	929	934
Maintenance, repairs and supplies		955	809	722
Transportation costs		466	671	573
Other production costs and change in inventory		211	301	116

	$	11,527	10,755	9,743

6)	OPERATING EXPENSES
Administrative expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, related to managerial activities and back office for the Company’s management. Sales expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization incurred in sales activities. Distribution and logistics expenses refer to expenses of storage at points of sales, including depreciation and amortization, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities.
Consolidated operating expenses by function during 2023, 2022 and 2021 are as follows:

		2023	2022	2021
Administrative expenses 1, 2	$	1,385	1,074	958
Selling expenses 2		411	363	322

Total administrative and selling expenses		1,796	1,437	1,280
Distribution and logistics expenses		1,951	1,824	1,637

Total operating expenses	$	3,747	3,261	2,917

1
All significant research and development activities are executed by several internal areas of Cemex as part of their daily activities. In 2023, 2022 and 2021, the total combined expenses of these departments recognized within administrative expenses were $55, $42 and $44, respectively.

Cemex, S.A.B. de C.V.
and
Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)
Operating expenses – continued
2
In 2023, 2022 and 2021, administrative expenses include depreciation and amortization of $162, $140 and $137, respectively, and selling expenses include depreciation and amortization of $54 in 2023, $51 in 2022 and $49 in 2021.

Consolidated operating expenses during 2023, 2022 and 2021 by nature are as follows:

		2023	2022	2021
Transportation costs	$	1,793	1,676	1,502
Payroll		1,154	1,038	905
Depreciation and amortization		216	191	186
Professional legal, accounting and advisory services		236	145	144
Maintenance, repairs and supplies		99	84	76
Other operating expenses		249	127	104

	$	3,747	3,261	2,917

7)	OTHER EXPENSES, NET
The detail of the caption “Other expenses, net” for the years 2023, 2022 and 2021 is as follows:

		2023	2022	2021
Results from the sale of assets and others 1	$	(219)	9	(126)
Impairment losses (notes 15.1, 16.1 and 16.2)		(43)	(442)	(513)
Restructuring costs 2		(2)	(20)	(17)
Incremental expenses related to the COVID-19 Pandemic 3		(1)	(14)	(26)
Sale of CO2 allowances (note 28.13) 4		–	–	600

	$	(265)	(467)	(82)

1
In 2023, 2022 and 2021, includes $13, $14 and $29, respectively, in connection with property damage related to natural disasters (note 25.1). In addition, in 2022 includes a gain of $48 as a result of the remeasurement at fair value of Cemex’s previous controlling interest in Neoris at the time of sale.

2	Restructuring costs mainly refer to severance payments and the definitive closing of operating sites.

3
Refers to certain incremental expenses that Cemex considers of non-recurring
nature related to the maintenance of some hygiene measures related to the Coronavirus
SARS-CoV-2
pandemic declared in March 2020 (the
“COVID-19
Pandemic”). From the beginning of the
COVID-19
Pandemic and to the present day, attending official dispositions of the authorities, Cemex has followed strict hygiene, sanitary and security protocols in all its operations and has modified its manufacturing, selling and distribution processes aiming to protect the health and safety of its employees and their families, customers and communities.

4
In connection with the EU’s Emissions Trading System (“EU ETS”), during March 2021, considering Cemex’s targets for the reduction of CO
2
emissions (note 24.4), as well as the innovative technologies and considerable capital investments that have to be deployed to achieve such goals, Cemex sold 12.3 million CO
2
emission allowances (“Allowances”) for an aggregate amount of $600.

8)	FINANCIAL ITEMS

8.1)	FINANCIAL EXPENSE
Consolidated financial expenses represent the interest on Cemex’s debt measured using the effective interest rate and, in 2023, 2022 and 2021, include $75, $67 and $67 of interest expense related to the Company’s lease contracts (notes 15.2 and 17.2). From the previously reported amounts for the years 2022 and 2021, Cemex reclassified from the caption of “Financial expense” to the line item of “Financial income and other items, net”, an income of $104 and an expense of $82, respectively, corresponding to results associated with the early redemption of debt during those years (note 17.1), considering it contributes to an improved analysis of the financial expense and to conform with the classification of these effects in 2023.

8.2)	FINANCIAL INCOME AND OTHER ITEMS, NET
The detail of financial income and other items, net in 2023, 2022 and 2021 was as follows:

		2023	2022	2021
Foreign exchange results	$	144	73	(35)
Financial income		40	27	22
Results from financial instruments, net (notes 14.2 and 17.4) 1		(65)	99	(88)
Net interest cost of defined benefit liabilities (note 19)		(44)	(29)	(31)
Effects of amortized cost on assets and liabilities		(42)	(32)	(28)
Others		–	13	(1)

	$	33	151	(161)

1	For the years 2022 and 2021, includes the reclassification described in note 8.1.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

9)	CASH AND CASH EQUIVALENTS

The balance in this caption is comprised of available amounts of cash and cash equivalents, represented by low-risk,
highly liquid short-term investments readily convertible into known amounts of cash, including overnight investments, which yield fixed returns and have maturities of less than three months from the investment date. These fixed-income investments are recorded at cost plus accrued interest.
Accrued interest is included in the statement of income as part of “Financial income and other items, net.”
As of December 31, 2023 and 2022, consolidated cash and cash equivalents consisted of:

		2023	2022
Cash and bank accounts	$	363	297
Fixed-income securities and other cash equivalents		261	198

	$	624	495

10)	TRADE ACCOUNTS RECEIVABLE
As of December 31, 2023 and 2022, consolidated trade accounts receivable consisted of:

		2023	2022
Trade accounts receivable	$	1,841	1,735
Allowances for expected credit losses		(90)	(91)

	$	1,751	1,644

As of December 31, 2023 and 2022, trade accounts receivable include receivables of $848 and $828, respectively, sold in several countries under outstanding trade accounts receivable securitization programs and/or factoring programs with recourse, in which, generally Cemex effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets; nonetheless, in such programs, Cemex retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable. Therefore, the trade accounts receivable sold were not derecognized from the statement of financial position and the funded amounts to Cemex as of December 31, 2023 and 2022 of $678 in both years, were recognized within the line item of “Other financial obligations” (note 17.2).
The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $52 in 2023, $24 in 2022 and $11 in 2021. Cemex’s securitization programs are usually negotiated for periods of one to two years and are usually renewed at their maturity.
As of December 31, 2023, the balances of trade accounts receivable and the allowance for Expected Credit Losses (“ECL”) were as follows:

		Accounts receivable	ECL allowance	ECL average rate
Mexico	$	457	31	6.8%
United States		536	8	1.5%
EMEAA		745	41	5.5%
SCA&C		96	10	10.4%
Others		7	–	–

	$	1,841	90

Changes in the allowance for ECL in 2023, 2022 and 2021, were as follows:

		2023	2022	2021
Allowances for expected credit losses at beginning of period	$	91	101	121
Charged to selling expenses		11	9	1
Deductions		(15)	(21)	(16)
Reclassification to assets held for sale		–	–	(2)
Foreign currency translation effects		3	2	(3)

Allowances for expected credit losses at end of period	$	90	91	101

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

11)	OTHER ACCOUNTS RECEIVABLE

As of December 31, 2023 and 2022, consolidated other accounts receivable consisted of:

		2023	2022
Advances of income taxes and other refundable taxes	$	472	335
Non-trade accounts receivable 1		102	119
Interest and notes receivable		54	41
Loans to employees and others		16	15
Current portion of assets from valuation of derivative financial instruments		6	25

	$	650	535

1	Non-trade accounts receivable are mainly attributable to the sale of assets.

12)	INVENTORIES
Inventories are valued using the lower of cost or net realizable value. The weighted average cost of inventories includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Inventory balances are subject to impairment. When an impairment situation arises, the inventory balance is adjusted to its net realizable value against “Cost of sales.” Advances to suppliers of inventory are presented as part of other current assets.
As of December 31, 2023 and 2022, the consolidated balances of inventories were summarized as
follows:

		2023	2022
Materials and spare parts	$	537	563
Finished goods		461	406
Raw materials		370	329
Work-in-process		330	284
Inventory in transit		91	87

	$	1,789	1,669

For the years ended December 31, 2023, 2022 and 2021, Cemex recognized within “Cost of sales” in the statements of income, inventory impairment losses of $7, $10 and $4, respectively.

13)	OTHER CURRENT ASSETS
As of December 31, 2023 and 2022, assets held for sale and other current assets were detailed as follows:

		2023	2022
Other current assets	$	142	115
Assets held for sale		49	68

	$	191	183

Assets held for sale are measured at the lower of their estimated realizable value, less costs to sell, and their carrying amounts.
Other current assets presented above are mainly comprised of advance payments to suppliers.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)
14)	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES, OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

14.1)	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
As of December 31, 2023 and 2022, the investments in common shares of associates and joint ventures, which are accounted under the equity method, were as follows:

Associates	Activity	Country	%		2023	2022
Camcem, S.A. de C.V.	Cement	Mexico	40.1	$	364	306
Concrete Supply Co. LLC	Concrete	United States	40.0		103	96
Lehigh White Cement Company	Cement	United States	36.8		83	76
Neoris N.V. 1	Technology	The Netherlands	34.8		69	62
Joint ventures
Société d’Exploitation de Carrières	Aggregates	France	50.0		24	23
Société Méridionale de Carrières	Aggregates	France	33.3		13	12
Other companies	—	—	—		73	65

				$	729	640

Out of which:
Acquisition cost				$	330	302
Equity method recognition					399	338

1
In connection with the sale of Cemex’s 65% stake in Neoris to Advent described in note 4.2, Cemex’s remaining equity interest in Neoris was remeasured at fair value at the date of loss of control, measured prospectively under the equity method and is presented in the line item of investments in associates and joint ventures.

Combined condensed statement of financial position information of associates and joint ventures as of December 31, 2023 and 2022 is set forth below:

		2023	2022
Current assets	$	1,761	1,603
Non-current assets		1,877	1,699

Total assets		3,638	3,302

Current liabilities		468	468
Non-current liabilities		850	774

Total liabilities		1,318	1,242

Total net assets	$	2,320	2,060

Out of the total assets amounts in 2023 and 2022 presented in the table above, Camcem, S.A. de C.V. (“Camcem”), which is the holding company of Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”), represented 76% and 74%, respectively. In addition, out of total liabilities, Camcem represented 77% in 2023 and 78% in 2022.
Combined selected information of the statements of income of associates and joint ventures in 2023, 2022 and 2021 is set forth below:

		2023	2022	2021
Revenues	$	2,410	2,319	1,801
Operating earnings		535	398	312
Income before income tax		394	268	219
Net income		268	186	153

Out of net income in 2023, 2022 and 2021 from the table above, amounts that Cemex participates and which reflect the share in associates and joint ventures in the Company’s statement of income, Camcem represented 59%, 53% and 49%, respectively.
The share of associates and joint ventures by reportable segment in the statements of income for 2023, 2022 and 2021 are detailed as follows:

		2023	2022	2021
Mexico	$	65	39	28
United States		21	17	18
EMEAA		10	8	8
Corporate and others		2	(34)	–

	$	98	30	54

As of December 31, 2023 and 2022, Cemex did not have written put options for the acquisition of non-controlling
interests.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

14.2)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2023 and 2022, consolidated other investments and non-current
accounts receivable were summarized as follows:

		2023	2022
Non-current accounts receivable 1	$	272	228
Non-current portion of assets from valuation of derivative financial instruments (note 17.4)		64	57
Investments in strategic equity securities		3	5
Investments at fair value through the statements of income		1	3

	$	340	293

1
Includes, among other items: a) accounts receivable from investees and joint ventures of $78 in 2023 and $33 in 2022, b) advances to suppliers of fixed assets of $41 in 2023 and $58 in 2022, c) employee prepaid compensation of $8 in 2023 and $12 in 2022, and d) warranty deposits of $24 in 2023 and $21 in 2022.

15)	PROPERTY, MACHINERY AND EQUIPMENT, NET AND ASSETS FOR THE RIGHT-OF-USE, NET
As of December 31, 2023 and 2022, property, machinery and equipment, net and assets for the right-of-use,
net were summarized as follows:

		2023	2022
Property, machinery and equipment, net	$	11,272	10,156
Assets for the right-of-use, net		1,194	1,128

	$	12,466	11,284

15.1)	PROPERTY, MACHINERY AND EQUIPMENT, NET
As of December 31, 2023, the average useful lives by category of fixed assets, which are reviewed at
each reporting date, were as follows:

Years
Administrative buildings	30
Industrial buildings	25
Machinery and equipment in plant	16
Ready-mix trucks and motor vehicles	11
Office equipment and other assets	7

As of December 31, 2023, to the best of its knowledge, management considers that its commitments and actions in relation to climate change currently do not affect the estimated average useful lives of its property, machinery and equipment described above (note 24.4).
As of December 31, 2023 and 2022, consolidated property, machinery and equipment, net and the changes in this line item during 2023 and 2022, were as follows:

		2023
		Land and mineral reserves	Building	Machinery and equipment	Construction in progress 2	Total
Cost at beginning of period	$	4,843	2,342	11,663	1,668	20,516
Accumulated depreciation and depletion		(1,337)	(1,513)	(7,510)	–	(10,360)

Net book value at beginning of period		3,506	829	4,153	1,668	10,156
Capital expenditures		33	86	720	200	1,039
Stripping costs 1		37	–	–	–	37

Total capital expenditures		70	86	720	200	1,076
Disposals 3		(31)	(2)	(75)	–	(108)
Business combinations (note 4.1)		13	4	22	–	39
Depreciation and depletion for the period		(141)	(80)	(653)	–	(874)
Impairment losses (note 7)		(16)	(2)	(18)	–	(36)
Asset retirement obligations (note 18.2)		–	20	44	–	64
Foreign currency translation effects		399	124	369	63	955

Cost at end of period		5,295	2,636	12,702	1,931	22,564
Accumulated depreciation and depletion		(1,495)	(1,657)	(8,140)	–	(11,292)

Net book value at end of period	$	3,800	979	4,562	1,931	11,272

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Property, machinery and equipment, net – continued

		2022

		Land and mineral reserves	Building	Machinery and equipment	Construction in progress 2	Total

Cost at beginning of period	$	4,801	2,532	11,727	1,262	20,322
Accumulated depreciation and depletion		(1,226)	(1,494)	(7,400)	–	(10,120)

Net book value at beginning of period		3,575	1,038	4,327	1,262	10,202
Capital expenditures		126	52	406	457	1,041
Stripping costs 1		25	–	–	–	25

Total capital expenditures		151	52	406	457	1,066
Disposals 3		(4)	(4)	(22)	–	(30)
Business combinations (note 4.1)		32	1	9	1	43
Depreciation and depletion for the period		(153)	(78)	(493)	–	(724)
Impairment losses (note 7)		(12)	(8)	(55)	(2)	(77)
Asset retirement obligations (note 18.2)		–	5	17	–	22
Foreign currency translation effects		(83)	(177)	(36)	(50)	(346)

Cost at end of period		4,843	2,342	11,663	1,668	20,516
Accumulated depreciation and depletion		(1,337)	(1,513)	(7,510)	–	(10,360)

Net book value at end of period	$	3,506	829	4,153	1,668	10,156

1
All waste removal costs or stripping costs incurred in the operative phase of a surface mine to access the mineral reserves are recognized as part of its carrying amount. The capitalized amounts are further amortized over the expected useful life of exposed ore body based on the units-of-production
method.

2
As of December 31, 2023, the Maceo plant in Colombia with an annual capacity of 1.3 million tons of cement, has not initiated commercial operations mainly as the access road has not been finalized. As of the reporting date, the works related to the access road to the plant reflect significant progress; nonetheless, the beginning of commercial operations is subject also to the successful conclusion of several ongoing processes for the proper operation of the assets and other legal proceedings (note 25.3). As of December 31, 2023, the carrying amount of the plant is for an amount in Colombian Pesos equivalent to $308.

3
In 2023 includes sales of
non-strategic
fixed assets in the United States and France for $23 and $16, respectively, among others. In 2022 includes sales of non-strategic
fixed assets in the United States and the United Kingdom for $5 in each country, among others.

During the years ended December 31, 2023, 2022 and 2021 impairment losses of fixed assets by country are as follows:

		2023	2022	2021

Colombia	$	8	–	10
Caribbean TCL		7	14	–
France		6	–	–
United Kingdom		5	10	5
United States		3	26	18
Spain		2	23	–
Others		5	4	10

	$	36	77	43

In connection with the impairment losses presented in the table above, recognized within the line item of “Other expenses, net” (notes 2.9 and 7), Cemex adjusted the related fixed assets to their estimated value in use in those circumstances in which the assets remained in operation based on estimated cash flows during the remaining useful life, or to their realizable value, in the case of idle assets.
Cemex’s recognized impairment losses of fixed assets in 2023 relate mainly to: a) closing and/or reduction of operations resulting from adjusting the supply to current demand conditions; b) a change of operating model of certain assets; and c) some equipment that remained idle for several periods. In 2022 and 2021, those impairment losses were associated mainly with certain negative effects of the
COVID-19
Pandemic in 2020, as a result of which, Cemex closed certain assets that will remain closed for the foreseeable future in relation to the estimated sales volumes and the Company’s ability to supply demand by achieving efficiencies in other operating assets. In addition, during 2023, 2022 and 2021 there were no reversal of impairment charges.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

15.2)	ASSETS FOR THE RIGHT-OF-USE, NET

As of December 31, 2023 and 2022, consolidated
asset
s for the
right-of-use,
net and the changes in this caption during 2023 and 2022, were as follows:

		2023

		Land	Buildings	Machinery and equipment	Others	Total

Assets for the right-of-use at beginning of period	$	439	335	1,570	55	2,399
Accumulated depreciation		(142)	(203)	(894)	(32)	(1,271)

Net book value at beginning of period		297	132	676	23	1,128
Additions of new leases		36	9	284	12	341
Cancellations and remeasurements, net		(10)	(4)	(14)	(1)	(29)
Depreciation		(15)	(36)	(141)	(12)	(204)
Foreign currency translation effects		13	21	(68)	(8)	(42)

Assets for the right-of-use at end of period		476	356	1,722	58	2,612
Accumulated depreciation		(155)	(234)	(985)	(44)	(1,418)

Net book value at end of period	$	321	122	737	14	1,194

				2022

		Land	Buildings	Machinery and equipment	Others	Total

Assets for the right-of-use at beginning of period	$	395	401	1,513	21	2,330
Accumulated depreciation		(147)	(205)	(845)	(13)	(1,210)

Net book value at beginning of period		248	196	668	8	1,120
Additions of new leases		45	21	207	23	296
Cancellations and remeasurements, net		(15)	(27)	(82)	(1)	(125)
Depreciation		(1)	(77)	(165)	(15)	(258)
Foreign currency translation effects		20	19	48	8	95

Assets for the right-of-use at end of period		439	335	1,570	55	2,399
Accumulated depreciation		(142)	(203)	(894)	(32)	(1,271)

Net book value at end of period	$	297	132	676	23	1,128

For the years ended December 31, 2023, 2022 and 2021, the combined rental expense related
with short-term leases, leases of
low-value
assets and variable lease payments were $137, $108 and $94, respectively, and were recognized in cost of sales and operating expenses, as applicable. During the reported periods, Cemex did not have any material revenue from sub-leasing
activities.

16)	GOODWILL AND INTANGIBLE ASSETS, NET

16.1)	BALANCES AND CHANGES DURING THE PERIOD
As of December 31, 2023 and 2022, consolidated goodwill, intangible assets and deferred charges were summarized as follows:

		2023				2022

		Cost	Accumulated amortization	Carrying amount		Cost	Accumulated amortization	Carrying amount

Intangible assets of indefinite useful life:
Goodwill	$	7,674	–	7,674	$	7,538	–	7,538
Intangible assets of definite useful life:
Extraction rights		1,768	(479)	1,289		1,729	(452)	1,277
Internally developed software		973	(639)	334		820	(534)	286
Customer relationships		196	(196)	–		196	(196)	–
Mining projects		47	(7)	40		39	(6)	33
Industrial property and trademarks		32	(16)	16		32	(15)	17
Other intangible assets		357	(180)	177		305	(163)	142

	$	11,047	(1,517)	9,530	$	10,659	(1,366)	9,293

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Changes in consolidated goodwill for the years ended December 31, 2023 and 2022, were as follows:

		2023	2022

Balance at beginning of period	$	7,538	7,984
Impairment losses (notes 7 and 16.2)		–	(365)
Business combinations (note 4.1)		8	4
Foreign currency translation effects		128	(85)

Balance at end of period	$	7,674	7,538

Changes in intangible assets of definite life in 2023 and 2022, were as follows:

		2023

		Extraction rights	Internally developed software 1	Mining projects	Industrial property and trademarks	Others	Total

Balance at beginning of period	$	1,277	286	33	17	142	1,755
Amortization for the period		(42)	(91)	(1)	(1)	(20)	(155)
Impairment losses (note 7)		(7)	–	–	–	–	(7)
Additions (decreases), net 1		2	148	7	2	48	207
Business combinations		26	–	–	–	–	26
Foreign currency translation effects		33	(9)	1	(2)	7	30

Balance at the end of period	$	1,289	334	40	16	177	1,856

		2022

		Extraction rights	Internally developed software 1	Mining projects	Industrial property and trademarks	Others	Total

Balance at beginning of period	$	1,350	228	45	23	133	1,779
Amortization for the period		(44)	(73)	(1)	(7)	(13)	(138)
Additions (decreases), net 1		(10)	136	(10)	–	35	151
Foreign currency translation effects		(19)	(5)	(1)	1	(13)	(37)

Balance at the end of period	$	1,277	286	33	17	142	1,755

1
Includes the capitalized direct costs incurred in the development stage of internal-use
software, such as professional fees, direct labor and related travel expenses. The capitalized amounts are amortized to the statement of income over a period ranging from 3 to 5 years.

In 2021, out of the impairment losses recognized in the caption of “Other expenses, net” (note 7), $53 related to intangible assets, of which, $49 referred to internally developed software capitalized in prior periods, considering certain obsolescence generated by the significant replacement of the applications platform during that year.

16.2)	ANALYSIS OF GOODWILL IMPAIRMENT
Based on IFRS, Cemex analyses the possible impairment of goodwill mandatorily at least once a year. This analysis is made during the last quarter, or additionally on any interim date when impairment indicators exist, by means of determining the value in use of its groups of Cash Generating Units (“CGUs”) to which goodwill balances have been allocated. The value in use represents the discounted cash flow projections of each CGU for the next five years plus a terminal value using risk adjusted discount rates.
In 2023, Cemex did not determine goodwill impairment losses considering the increase in the Company’s projected cash flows linked to the improved generation of Operating EBITDA in the majority of the countries in which Cemex operates to which goodwill balances have been allocated and the positive outlook for the following years, partly offset by the general increase in the applicable discount rates as compared to 2022, which on average increased 120 basis points or 1.2%.
In 2022, as part of the mandatory impairment tests during the fourth quarter, Cemex recognized within “Other expenses, net” (note 7), non-cash
goodwill impairment losses for an aggregate amount of $365, of which, $273 correspond to the operating segment in the United States and $92 correspond to the operating segment in Spain. In both cases, the related book value of the operating segment exceeded the corresponding value in use. The impairment losses in 2022 are mainly related to the significant increase in the discount rates as compared to 2021 and the resulting significant decrease in the Company’s projected cash flows in these segments considering the global high inflationary environment, which increased the risk-free rates, and the material increase in the funding cost observed in the industry during the period. These negative effects more than offset the expected improvements in the estimated Operating EBITDA generation in both the United States and Spain.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Analysis of goodwill impairment – continued

In 2021, the Company recognized within “Other expenses, net” (note 7) in the statement of income, non-cash
goodwill impairment losses for an aggregate amount of $440, related to the operating segments in Spain of $317, United Arab Emirates (“UAE”) of $96 as well as $27 related to Neoris due to reorganization. The impairment losses in Spain and UAE referred closely to disruptions in the supply chains that have generated increases in the estimated production and transportation costs that were considered to be sustained in the mid-term,
which significantly reduced the projected Operating EBITDA as compared to the valuations determined as of December 31, 2020.
As of December 31, 2023 and 2022, goodwill balances allocated by Operating Segment after impairment adjustments were as follows:

		2023	2022

Mexico	$	441	384
United States		6,176	6,176
EMEAA
United Kingdom		264	250
France		207	201
Spain		59	57
Philippines		82	82
Rest of EMEAA 1		50	38
SCA&C
Colombia		254	202
Caribbean TCL		83	83
Rest of SCA&C 2		58	65

	$	7,674	7,538

1	This caption refers to the operating segments in Israel, the Czech Republic, Egypt and Germany.

2	This caption refers to the operating segments in the Dominican Republic, the Caribbean and Panama.
As of December 31, 2023, 2022 and 2021, Cemex’s
pre-tax
discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances were as follows:

	Discount rates			Long-term growth rates 1

Groups of CGUs	2023	2022	2021	2023	2022	2021

United States	10.1%	9.1%	7.2%	2.0%	2.0%	2.0%
United Kingdom	10.4%	9.1%	7.3%	1.5%	1.5%	1.5%
France	10.4%	9.2%	7.3%	1.5%	1.4%	1.4%
Spain	10.7%	9.4%	7.6%	1.6%	1.7%	1.5%
Mexico	11.6%	10.3%	8.4%	1.0%	1.1%	1.0%
Colombia	12.7%	10.9%	8.5%	3.3%	3.3%	3.5%
Range of rates in other countries	10.3% – 17.0%	9.3% – 13.9%	7.4% – 11.7%	1.5% – 6.4%	1.5% – 6.0%	1.7% – 6.0%

1	The long-term growth rates are generally based on projections issued by the International Monetary Fund (“IMF”).
As of December 31, 2023, the discount rates used by the Company in its cash flows projections to determine the value in use of its operating segments or CGUs in which goodwill has been allocated, increased by a weighted average of 1.2% with respect to the discount rates determined at December 31, 2022, mainly considering the increase in the risk-free rate associated to Cemex segments which changed from 3.58% in 2022 to 4.79% in 2023, as well as the reduction in the weight of debt which changed from 27% in 2022 to 22.5% in 2023. This was partially offset by the reduction in the public comparable companies’ stock volatility (beta) which changed from 1.08 in 2022 to 1.07 in 2023. In 2023, the funding cost observed in the industry remained unchanged at 6.7% as compared to 2022, as well as other assumptions that remained relatively flat in 2023 as compared to 2022. As new economic data is available, these financial assumptions will be revised upwards or downwards again in the future. Cemex maintained certain reductions to the long-term growth rates used as of December 31, 2023, as compared to the IMF projections, mainly in Israel in 2.1%, Mexico in 1.0% and Egypt in 3.0%.
As of December 31, 2022, the discount rates used by Cemex in its cash flows projections to determine the value in use of its operating segments or CGUs in which goodwill has been allocated, increased by a weighted average of 2.0% with respect to the discount rates determined at December 31, 2021, mainly considering the increase in the risk-free rate associated to Cemex which changed from 1.82% in 2021 to 3.58% in 2022, the significant increase in the funding cost observed in the industry which changed from 4.1% in 2021 to 6.7% in 2022, as well as the average increase of 1.7% in the cost of equity in 2022. The other variables remained relatively flat. As new economic data is available, these financial assumptions will be revised upwards or downwards again in the future. Cemex maintained certain reductions to the long-term growth rates used as of December 31, 2022, as compared to the IMF projections, mainly in Mexico in 1.0% and Egypt in 2.85%.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Analysis of goodwill impairment – continued

Moreover, the discount rates used by Cemex as of December 31, 2021, changed slightly as compared to 2020 in a range
of
-0.1%
up to 0.5%. The discount rates increased considering the weighing of debt in the calculation which decreased from 34.6% in 2020 to 26.9% in 2021 and the market risk premium which increased from 5.7% in 2020 to 5.8% in 2021. These increasing effects were offset by the decrease in the risk-free rate associated with Cemex which changed from 2.2% in 2020 to 1.8% in 2021 and the reduction in the public comparable companies’ stock volatility (beta) that changed from 1.19 in 2020 to 1.12 in 2021. As of December 31, 2021, the funding cost observed in the industry of 4.1% remained unchanged against 2020, while the specific risk rates of each country experienced mixed non-significant
changes in 2021 compared to 2020 in most of the countries. In addition, as a preventive measure to continue considering the
COVID-19
Pandemic’s negative effects, Cemex reduced in certain countries its long-term growth rates used in their cash flows projections as of December 31, 2021, as compared to the IMF projections such as in Mexico in 1.0% and Egypt in 2.8%.
In connection with the discount rates and long-term growth rates included in the table above, Cemex verified the reasonableness of its conclusions using sensitivity analyses to changes in assumptions, affecting the value in use of all groups of CGUs with an independent reasonably possible increase of 1% in the pre-tax
discount rate, an independent possible decrease of 1% in the long-term growth rate, as well as using multiples of Operating EBITDA, by means of which, Cemex determined a weighted-average multiple of Operating EBITDA to enterprise value observed in recent mergers and acquisitions in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of CGUs to which goodwill had been allocated. Cemex considered an industry average Operating EBITDA multiple of 10.9 times in 2023 and 11.3 times in 2022 and 11.5 times in 2021.
In relation to the economic assumptions used by the Company described above, the additional impairment losses that would have resulted from the sensitivity analyses derived from independent changes in each of the relevant assumptions, as well as the average multiple of Operating EBITDA, in those operating segments that presented relative impairment risk as of December 31, 2023, are as follows:

		Impairment effects from the sensitivity analyses to changes in assumptions as of December 31, 2023

Operating segment		Impairment losses recognized	Discount rate +1%	Long-term growth rate –1%	Multiples Operating EBITDA 10.9x

United States	$	–	357	64	–

As of December 31, 2023, except for the operating segment in the United States, which goodwill accounts for 80% of Cemex’s goodwill consolidated balance, none of the other sensitivity analyses indicated a potential impairment risk in Cemex’s operating segments. The factors considered by the Company’s management that could cause the hypothetical scenario of the previous sensitivity analysis in the United States are, in relation to the discount rate, an independent increase of 306 bps in the Company’s funding cost observed as of December 31, 2023 of 6.67% or, an independent increase in the risk-free rate of 89 bps over the rate of 4.79% in the United States. Nonetheless, such assumptions did not seem reasonable as of December 31, 2023. Cemex continually monitors the evolution of the group of CGUs to which goodwill has been allocated that have presented relative goodwill impairment risk in any of the reported periods and if the relevant economic variables and the related value in use would be negatively affected, it may result in a goodwill impairment loss in the future.
Impairment tests are significantly sensitive to the estimation of future prices of Cemex’s products, the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the growth rates in perpetuity applied. For purposes of estimating future prices, Cemex uses, to the extent available, historical data; plus the expected increase or decrease according to information issued by trusted external sources, such as national construction or cement producer chambers and/or in governmental economic expectations. Operating expenses are normally measured as a constant proportion of revenues, following experience. However, such operating expenses are also reviewed considering external information sources in respect of inputs that behave according to international prices, such as oil and gas. Cemex uses specific pre-tax
discount rates for each group of CGUs to which goodwill is allocated, which are applied to discount pre-tax
cash flows. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rate in perpetuity applied. The higher the growth rate in perpetuity applied, the higher the amount of undiscounted future cash flows by group of CGUs obtained. Moreover, the amounts of discounted estimated future cash flows are significantly sensitive to the weighted average cost of capital (discount rate) applied. The higher the discount rate applied, the lower the amount of discounted estimated fu ture cas
h flows by group of CGUs obtained.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

17)	FINANCIAL INSTRUMENTS

17.1)	CURRENT AND NON-CURRENT DEBT
As of December 31, 2023 and 2022, Cemex’s consolidated debt summarized by interest rates and currencies, was as follows:

		2023				2022

		Current	Non-current	Total 1, 2		Current	Non-current	Total 1, 2

Floating rate debt	$	13	1,968	1,981	$	–	1,750	1,750
Fixed rate debt		12	4,235	4,247		51	5,170	5,221

	$	25	6,203	6,228	$	51	6,920	6,971

Effective rate 3
Floating rate		6.4%	7.1%			3.2%	4.6%
Fixed rate		4.4%	5.0%			5.1%	5.3%

		2023					2022

Currency		Current	Non-current	Total	Effective rate 3		Current	Non-current	Total	Effective rate 3

Dollars	$	1	4,348	4,349	5.5%	$	5	5,511	5,516	5.7%
Euros		9	990	999	4.2%		2	962	964	3.3%
Pesos		–	704	704	12.0%		–	267	267	12.2%
Philippine Pesos		11	112	123	7.1%		8	139	147	5.4%
Other currencies		4	49	53	4.5%		36	41	77	4.3%

	$	25	6,203	6,228		$	51	6,920	6,971

1	As of December 31, 2023 and 2022, from the total debt of $6,228 and $6,971, respectively, 94% was held in the Parent Company and 6% in subsidiaries of the Parent Company, in both periods.

2
As of December 31, 2023 and 2022, cumulative discounts, fees and other direct costs incurred in Cemex’s outstanding debt borrowings and the issuance of notes payable (jointly “Issuance Costs”) for $47 and $45, respectively, are presented reducing debt balances and are amortized to financial expense over the maturity of the related debt instruments under the effective interest rate method.

3	In 2023 and 2022, represents the weighted-average effective interest rate of the related debt agreements determined at the end of each period.
As of December 31, 2023 and 2022, Cemex’s consolidated debt summarized by type of instrument, was as follows:

2023		Current	Non-current	2022		Current	Non-current

Bank loans				Bank loans
Loans in foreign countries, 2024 to 2025		$10	202	Loans in foreign countries, 2023 to 2025	$	43	184
Syndicated loans, 2025 to 2028		–	2,476	Syndicated loans, 2024 to 2026		–	2,578

		10	2,678			43	2,762

Notes payable				Notes payable
Medium-term notes, 2026 to 2031		–	3,508	Medium-term notes, 2024 to 2031		–	4,140
Other notes payable, 2024 to 2027		5	27	Other notes payable, 2023 to 2027		6	20

		5	3,535			6	4,160

Total bank loans and notes payable		15	6,213	Total bank loans and notes payable		49	6,922
Current maturities		10	(10)	Current maturities		2	(2)

	$	25	6,203		$	51	6,920

Changes in consolidated debt for the years ended December 31, 2023, 2022 and 2021 were as follows:

		2023	2022	2021

Debt at beginning of year	$	6,971	7,379	9,339
Proceeds from new debt instruments		2,938	2,006	3,960
Debt repayments		(3,840)	(2,420)	(5,897)
Foreign currency translation and accretion effects		159	6	(23)

Debt at end of year	$	6,228	6,971	7,379

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Consolidated debt – continued

As a result of debt transactions incurred during the reported periods to issue, refinance, replace and/or repurchase existing debt instruments, as applicable, Cemex paid transactional costs, including premiums and/or redemption costs (the “Transactional Costs”) for aggregate amounts of $72 in 2023, $51 in 2022 and $142 in 2021. Of these Transactional Costs, $16 in 2023, $4 in 2022 and $37 in 2021, corresponding to new debt instruments or the refinancing of existing debt, adjusted the carrying amount of the related debt instruments and are amortized over the remaining term of each instrument, while $56 in 2023, $47 in 2022 and $99 in 2021 of such Transactional Costs, associated with the extinguished portion of the related debt, were recognized each period in the caption “Financial income and other items, net.” In addition, Transactional Costs pending for amortization related to extinguished debt instruments of $12 in 2023, $6 in 2022 and $27 in 2021 were also recognized within “Financial income and other items, net.”
As of December 31, 2023 and 2022,
non-current
notes payable for $3,535 and $4,160, respectively, were detailed as follows:

Description	Date of issuance	Issuer 1	Currency	Principal amount	Rate	Maturity date	Redeemed amount 2 $	Outstanding amount 2 $		2023	2022

2023 CEBURES variable rate 3	05/Oct/23	Cemex, S.A.B. de C.V.	Peso	1,000	TIIE+.45%	01/Oct/26	–	59	$	59	–
2023 CEBURES fixed rate 3	05/Oct/23	Cemex, S.A.B. de C.V.	Peso	5,000	11.48%	26/Sep/30	–	295		292	–
July 2031 Notes 4	12/Jan/21	Cemex, S.A.B. de C.V.	Dollar	1,750	3.875%	11/Jul/31	(642)	1,108		1,102	1,102
September 2030 Notes 4	17/Sep/20	Cemex, S.A.B. de C.V.	Dollar	1,000	5.2%	17/Sep/30	(283)	717		714	714
November 2029 Notes 4	19/Nov/19	Cemex, S.A.B. de C.V.	Dollar	1,000	5.45%	19/Nov/29	(247)	753		749	749
June 2027 Notes 5	05/Jun/20	Cemex, S.A.B. de C.V.	Dollar	1,000	7.375%	05/Jun/27	(1,000)	–		–	996
March 2026 Notes	19/Mar/19	Cemex, S.A.B. de C.V.	Euro	400	3.125%	19/Mar/26	–	442		441	427
July 2025 Notes	01/Apr/03	Cemex Materials LLC	Dollar	150	7.70%	21/Jul/25	–	150		151	152
Other notes payable										27	20

									$	3,535	4,160

1
As of December 31, 2023, these issuances are fully and unconditionally guaranteed by Cemex Concretos, S.A. de C.V., Cemex Operaciones México, S.A. de C.V., Cemex Innovation Holding Ltd. and Cemex Corp.

2	Presented net of all notes repurchased by Cemex. As of December 31, 2023, all repurchased notes have been canceled.

3
On October 5, 2023, Cemex issued sustainability-linked long-term notes (
certificados bursátiles de largo plazo
) in the Mexican market (the “2023 CEBURES”) for an aggregate principal amount of Ps6,000. The 2023 CEBURES consist of two tranches: the first, for an amount of Ps1,000 with a
3-year
tenor at a floating annual interest rate of TIIE 28 plus 0.45%, and the second, for Ps5,000 with a
7-year
tenor at a fixed annual interest rate of 11.48%. In connection with these issuances, Cemex negotiated interest rate and currency derivative instruments to synthetically change the financial risks profile of these issuances from the Peso to the Dollar (note 17.4).

4
During 2022, pursuant to tender offers and other market transactions, Cemex partially repurchased several series of its notes for an aggregate notional amount of $1,172. The difference between the amount paid for such notes and the notional amount redeemed, net of transactional costs, generated a repurchase gain of $104, recognized in the line item “Financial income and other items, net.”

5
On June 5, 2023, Cemex fully redeemed the June 2027 Notes. The difference between the amount paid for such notes and the notional amount redeemed, net of transactional cost, generated a repurchase loss of $38, recognized in the line item “Financial income and other items, net.”

The maturities of consolidated long-term debt as of December 31, 2023, were as follows:

		Bank loans	Notes payable	Total

2025	$	608	167	775
2026		324	506	830
2027		577	4	581
2028		1,131	–	1,131
2029 and thereafter		28	2,858	2,886

	$	2,668	3,535	6,203

As of December 31, 2023, Cemex had the following lines of credit, of which, the only committed portion refers to the revolving credit facility under the 2023 Credit Agreement, at annual interest rates ranging between 5.36% and 6.56%, depending on the negotiated currency:

		Lines of credit	Available

Other lines of credit in foreign subsidiaries 1	$	401	274
Other lines of credit from banks 1		774	774
Revolving credit facility 2023 Credit Agreement		2,000	1,400

	$	3,175	2,448

1	Uncommitted amounts subject to the banks’ availability.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Consolidated debt – continued

Sustainability-linked and green financing
As of December 31, 2023 and 2022, Cemex’s consolidated debt of $6,228 and $6,971, respectively, included balances outstanding denominated in Dollars, Euros and Pesos under either its 2021 Sustainability-linked Financing Framework (the “2021 SLFF”) or its 2023 Sustainability-linked Financing Framework (the “2023 SLFF”, and together with the 2021 SLFF, the “SLFFs”) of $4,227 in 2023 and $4,028 in 2022, representing the Company’s debt that is linked and aligned to Cemex’s strategy of CO
2
emissions reduction and its ultimate vision of a carbon-neutral economy (note 24.4).
As of December 31, 2023, the balance of debt under the SLFFs includes $3,876 of debt arising from bank loans, including the 2023 Credit Agreement described below. Under the 2023 Credit Agreement, the annual performance in respect to the metrics referenced in the 2023 SLFF may result in a total adjustment of the interest rate margin of plus or minus 5 bps
1
, in line with other sustainability-linked facilities from investment-grade rated borrowers.
The remainder of the debt balance under the SLFFs relates to the 2023 CEBURES. Of these, $59 or the variable rate leg is linked exclusively to one metric of the 2023 SLFF and may result in an increase of 20 bps in the nominal value at redemption. The remaining $292, or the fixed rate leg is also linked to only one metric of the 2023 SLFF and may result in a per annum increase of 25 bps to the interest rate applicable to the last four semi-annual coupon payments.
Additionally, Cemex’s securitization programs (notes 10 and 17.2) are linked to the 2021 SLFFs, utilizing one or more metrics and may result in an annual fee payment equivalent to up to 5 bps of the total facilities amount.
2023 Credit Agreement and 2021 Credit Agreement
On October 30, 2023, Cemex refinanced its 2021 Credit Agreement (as described below), extending the maturity to 2028. The refinanced 2021 Credit Agreement (the “2023 Credit Agreement”) comprises a $1,000,
5-year
amortizing term loan and a $2,000,
5-year
committed revolving credit facility (“RCF”). The 2023 Credit Agreement represents a reduction of $500 in the term loan and an increase of $250 in the revolver of the 2021 Credit Agreement. The 2023 Credit Agreement, denominated exclusively in Dollars, maintains its previous interest rate margin and financial covenants, consistent with an investment-grade capital structure, which provide for a maximum ratio of Consolidated Net Debt (as defined below) to Consolidated EBITDA (as defined below) (“Consolidated Leverage Ratio”) of 3.75 times throughout the life of the loan and a minimum ratio of Consolidated EBITDA to interest expense (“Consolidated Coverage Ratio”) of 2.75 times. As of December 31, 2023, the debt outstanding under the 2023 Credit Agreement amounted to $1,600, which includes amounts owed under the RCF of $600.
All tranches under the 2023 Credit Agreement include a margin over SOFR
1
from 100 bps
1
to 175 bps, depending on the Consolidated Leverage Ratio ranging from less than or equal to 2.25 times in the lower end to greater than 3.25 times in the higher end.
On November 8, 2021, Cemex, S.A.B. de C.V. closed a Dollar-denominated $3,250 syndicated sustainability-linked credit agreement (the “2021 Credit Agreement”), which proceeds were mainly used to fully repay its previous syndicated facilities agreement entered in 2017. The 2021 Credit Agreement, which was the first debt instrument issued by Cemex under the 2021 SLFF, resulted in a stronger liquidity position for Cemex from a risk and credit rating perspective.
The balance of debt under the 2023 Credit Agreement, in which debtor is Cemex, S.A.B. de C.V., is guaranteed by Cemex Concretos, S.A. de C.V., Cemex Operaciones México, S.A. de C.V., Cemex Innovation Holding Ltd. and Cemex Corp., same guarantor structure applicable in all senior notes of the Parent Company and the previous 2021 Credit Agreement.
The 2023 Credit Agreement contains ongoing representations, warranties, affirmative and negative covenants, including financial covenants. As of December 31, 2023 and 2022, Cemex was in compliance with all covenants contained in the 2023 Credit Agreement and the 2021 Credit Agreement, as applicable. Cemex cannot assure that in the future it will be able to comply with all such covenants, including any financial covenants, which non-compliance,
if not remedied, could result in an event of default, which could materially and adversely affect Cemex’s business and financial condition.

1
The Secured Overnight Financing Rate (“SOFR”) is a measure of the cost of borrowing cash overnight collateralized by Treasury securities. As of December 31, 2023, SOFR rate was 5.38%. The contraction “bps” means basis points. One hundred basis points equal 1%. See note 17.5 for recent developments on the interest rate benchmark reform.

2
The
Tasa de Inter
é
s Interbancaria de Equilibrio
(“TIIE”) is the variable rate used for debt denominated in
Pesos
. As of December 31, 2023 and 2022, the
28-day
TIIE rate was 11.50% and 10.77%, respectively.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Financial Covenants

Under the 2023 Credit Agreement and the 2021 Credit Agreement, at the end of each quarter for each period of four consecutive quarters, Cemex must comply with a maximum Consolidated Leverage Ratio of 3.75 times and a minimum Consolidated Coverage Ratio of 2.75 times throughout the life of the corresponding credit agreement. These financial ratios are calculated using the consolidated amounts under IFRS.
Consolidated Leverage Ratio

•
Under the 2023 Credit Agreement and the 2021 Credit Agreement, the ratio is calculated by dividing “Consolidated Net Debt” by “Consolidated EBITDA” for the last twelve months as of the calculation date. Consolidated Net Debt equals debt, as reported in the statement of financial position, net of cash and cash equivalents, excluding any existing or future obligations under any securitization program, and any subordinated debt of Cemex, adjusted for net mark-to-market
of all derivative instruments, as applicable, among other adjustments including in relation for business acquisitions or disposals.

Consolidated EBITDA:
Under the 2023 Credit Agreement and the 2021 Credit Agreement, represents Operating EBITDA for the last twelve months as of the calculation date, as adjusted for any discontinued EBITDA, and solely for the purpose of calculating the Consolidated Leverage Ratio on a pro forma basis for any material disposition and/or material acquisition.
Consolidated Coverage Ratio

•	Under the 2023 Credit Agreement and the 2021 Credit Agreement, the ratio is calculated by dividing Consolidated EBITDA by the financial expense for the last twelve months as of the calculation date.
As of December 31, 2023, 2022 and 2021, under the 2023 Credit Agreement and the 2021 Credit Agreement, as applicable, the main consolidated financial ratios were as follows:

Consolidated financial ratios		Refers to the compliance limits and calculations that were effective on each date

		2023	2022	2021

Leverage ratio	Limit	<=3.75	<=3.75	<=3.75
	Calculation	2.06	2.84	2.73

Coverage ratio	Limit	>=2.75	>=2.75	>=2.75
	Calculation	7.91	6.27	5.99

Cemex’s ability to comply with these ratios may be affected by economic conditions, volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets or other factors.
Cemex will classify all of its
non-current
debt as current debt if: 1) as of any measurement date Cemex fails to comply with any covenants that would cause a default, including the aforementioned financial ratios; or 2) the cross default clause that is part of the 2023 Credit Agreement is triggered by the provisions contained therein; and/or 3) as of any date prior to a subsequent measurement date Cemex expects not to be in compliance with such financial ratios in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) an agreement to refinance the relevant debt on a long-term basis. As a result of noncompliance with the agreed upon financial ratios or, in such event, the absence of a waiver of compliance or a negotiation thereof, after certain procedures followed upon Cemex’s lenders’ request, they may call for the acceleration of payments due under the 2023 Credit Agreement. That scenario would have a material adverse effect on Cemex’s operating results, liquidity or financial position.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

17.2)	OTHER FINANCIAL OBLIGATIONS
As of December 31, 2023 and 2022, other financial obligations in the consolidated statement of financial position were detailed as follows:

			2023				2022

		Current	Non-current	Total		Current	Non-current	Total

I. Leases	$	272	986	1,258	$	258	918	1,176
II. Liabilities secured with accounts receivable		678	–	678		678	–	678

	$	950	986	1,936	$	936	918	1,854

I.	Leases (notes 8.1, 15.2, 24.1 and 28.4)
Cemex has several operating and administrative assets under lease contracts (note 15.2). As mentioned in note 28.4, Cemex applies the recognition exemption for short-term leases and leases of low-value
assets. Changes in the balance of lease financial liabilities during 2023, 2022 and 2021 were as follows:

		2023	2022	2021

Lease financial liability at beginning of year	$	1,176	1,176	1,260
Additions from new leases		341	296	227
Reductions from payments		(256)	(276)	(313)
Cancellations and liability remeasurements		(24)	7	27
Foreign currency translation and accretion effects		21	(27)	(25)

Lease financial liability at end of year	$	1,258	1,176	1,176

As of December 31, 2023, the maturities of
non-current
lease financial liabilities are as follows:

		Total

2025	$	181
2026		144
2027		108
2028		77
2029 and thereafter		476

	$	986

Total cash outflows for leases in 2023, 2022 and 2021, including the interest expense portion as disclosed at note 8.1, were $331, $342 and $381, respectively. Future payments associated with these contracts are presented in note 24.1.

II.	Liabilities secured with accounts receivable
As mentioned in note 10, as of December 31, 2023 and 2022, the funded amounts of sale of trade accounts
receivable under securitization programs and/or factoring programs with recourse of $678 in both years, were recognized within the line item “Other financial obligations” in the statement of financial position. For the years ended December 31, 2023, 2022 and 2021, the net cash flows generated by (used in) these securitization programs were $(18), $79 and $25, respectively.
The balances of the Company’s other financial obligations associated with the programs for the sale of accounts receivable mentioned above are part of Cemex’s total obligations under the 2021 SLFF, which are linked and aligned to Cemex’s strategy of CO
2
emissions reduction and its ultimate vision of a carbon-neutral economy (note 24.4).

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

17.3)	FAIR VALUE OF FINANCIAL INSTRUMENTS
Under IFRS, fair value represents an “Exit Value” which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation. Exit Value is premised on the existence of a market and market participants for the specific asset or liability. When there are no market and/or market participants, IFRS establishes a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, used mainly to determine the fair value of securities, investments or loans that are not actively traded (Level 2 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).
Financial assets and liabilities
The book values of cash, trade accounts receivable, other accounts receivable, trade payables, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the revolving nature of these financial assets and liabilities in the short-term.
The estimated fair value of Cemex’s
non-current
debt is level 1 and level 2 and is either based on estimated market prices for such or similar instruments, considering interest rates currently available for Cemex to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to Cemex.
The fair values determined by Cemex for its derivative financial instruments are level 2. There is no direct measure for the risk of Cemex or its counterparties in connection with such instruments. Therefore, the risk factors applied for Cemex’s assets and liabilities originated by the valuation of such derivatives were extrapolated from publicly available risk discounts for other public debt instruments of Cemex or its counterparties.
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
As of December 31, 2023 and 2022, the carrying amounts of financial assets and liabilities and their respective fair values were as follows:

		2023			2022
		Carrying amount	Fair value		Carrying amount	Fair value
Financial assets
Derivative financial instruments (notes 14.2 and 17.4)	$	64	64	$	57	57
Other investments and non-current accounts receivable (note 14.2)		276	266		236	229

	$	340	330	$	293	286

Financial liabilities
Long-term debt (note 17.1)	$	6,203	6,030	$	6,920	6,517
Other financial obligations (note 17.2)		986	919		918	788
Derivative financial instruments (notes 17.4 and 18.2)		15	15		2	2

	$	7,204	6,964	$	7,840	7,307

As of December 31, 2023 and 2022, assets and liabilities carried at fair value in the consolidated statements of financial position are included in the following fair value hierarchy categories (note 28.4):

2023		Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative financial instruments (notes 14.2 and 17.4)	$	–	64	–	64
Investments in strategic equity securities (note 14.2)		3	–	–	3
Other investments at fair value through earnings (note 14.2)		–	1	–	1

	$	3	65	–	68

Liabilities measured at fair value
Derivative financial instruments (notes 17.4 and 18.2)	$	–	15	–	15

2022		Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative financial instruments (notes 14.2 and 17.4)	$	–	57	–	57
Investments in strategic equity securities (note 14.2)		5	–	–	5
Other investments at fair value through earnings (note 14.2)		–	3	–	3

	$	5	60	–	65

Liabilities measured at fair value
Derivative financial instruments (notes 17.4 and 18.2)	$	–	2	–	2

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

17.4)	DERIVATIVE FINANCIAL INSTRUMENTS
During the reported periods, in compliance with the guidelines established by its Risk Management Committee, the restrictions set forth by its debt agreements and its hedging strategy (note 17.5), Cemex held derivative instruments with the objectives explained in the following paragraphs.
As of December 31, 2023 and 2022, the notional amounts and fair values of Cemex’s derivative instruments were as follows:

		2023		2022
		Notional amount	Fair value	Notional amount	Fair value
I. Net investment hedges	$	976	(94)	837	(48)
II. Cross currency swaps		335	23	–	–
III. Interest rate swaps		750	30	1,018	54
IV. Fuel price hedging		232	5	136	8
V. Foreign exchange options		300	10	500	18

	$	2,593	(26)	2,491	32

The caption “Financial income and other items, net” in the statements of income includes certain gains and losses related to the recognition of changes in fair values of the derivative financial instruments during the applicable period, which represented net losses of $19 in 2023, $5 in 2022 and $6 in 2021. During the reported periods, Cemex did not have derivatives designated as fair value hedges.

I.	Net investment hedges
As of December 31, 2023 and 2022, there are Dollar/Peso foreign exchange forward contracts with target tenor ranging from 1 to 15 months for notional amounts of $518 and $738, respectively. Cemex has designated this program as a hedge of Cemex’s net investment in Pesos, pursuant to which changes in the fair market value of these instruments are recognized as part of other comprehensive income in equity. For the years 2023, 2022 and 2021, these contracts generated losses of $172, $96 and $4, respectively, which partially offset currency translation gains in each year recognized in equity generated from Cemex’s net assets denominated in Pesos. The losses generated from these derivatives relate to the appreciation of the Peso, mainly in 2023 and 2022.
In addition, as of December 31, 2023 and 2022, as part of Cemex’s Peso net investment hedge strategy, there are additional Dollar/Peso capped forwards, structured with option contracts, for a notional amount of $458 and $99, respectively. These capped forwards contain limits on the upside that the instrument may generate. Changes in the fair market value of such capped forward contracts are also recognized as part of other comprehensive income in equity. For the years 2023 and 2022, these contracts generated losses of $54 and $2, respectively, which partially offset currency translation gains recognized in equity generated from Cemex’s net assets denominated in Pesos due to the appreciation of the Peso in 2023 and 2022.
Moreover, during the year 2022, Cemex unwound Dollar/Euro cross-currency swap contracts for a notional amount of $750, which resulted in a settlement gain of $80 in equity. Cemex designated the foreign exchange forward component of these instruments as a hedge of Cemex’s net investment in Euros and changes in fair market were recognized as part of other comprehensive income in equity, while changes in fair value of the interest rate swap component until settlement were recognized within the line item of “Financial income and other items, net,” representing gains of $8 in 2022 and losses of $1 in 2021. For the years 2022 and 2021, the foreign exchange forward component generated gains of $70 and $10 recognized in equity, which partially offset currency translation losses recognized in equity generated from Cemex’s net assets denominated in Euros due to the depreciation of the Euro against the Dollar in 2022 and 2021, related to the exchange of interest rates in the statement of income.

II.	Cross currency swaps
During October 2023, Cemex entered into cross-currency swap contracts for a notional amount of $335 in connection with the issuances of the 2023 CEBURES as described in note 17.1, aiming to change the rate and currency risk profile of such 2023 CEBURES from the Peso to the Dollar. Cemex designated these contracts as cash flow hedges of interest rate payments in relation to an equivalent amount of variable and fixed interest rate debt. Changes in fair value of these contracts for the interest rate swap leg are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related loans is accrued in the statement of income, while changes in fair value of the currency forward leg are recognized directly in the statement of income partially offsetting the related Peso denominated debt’s foreign exchange fluctuation. For the year 2023, changes in the fair value of these contracts generated gains of $23 recognized in other comprehensive income and gains of $5 recognized in the statement of income.

III.	Interest rate swap contracts
For accounting purposes under IFRS, Cemex designates interest rate swaps as cash flow hedges, to fix interest rate payments in relation to an equivalent amount of floating interest rate debt. As a result, changes in the fair value of these contracts are initially recognized as part of other comprehensive income in equity and are subsequently reclassified to financial expense as the interest expense of the related floating interest rate debt is accrued in the statement of income.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Derivative financial instruments – continued

As of December 31, 2023 and 2022, Cemex held interest rate swaps for a notional amount of $750, in both periods, with a fair market value representing assets of $30 in 2023 and $39 in 2022, negotiated in June 2018 to fix interest payments of existing bank loans bearing Dollar floating rates. During November 2021, Cemex unwound a portion of its then outstanding interest rate swaps, resulting in a settlement loss of $5, recognized within “Financial income and other items, net” in the statement of income, and extended the remaining contracts until November 2026. For the years 2023, 2022 and 2021, changes in the fair value of these contracts generated losses of $9 and gains of $69 and $23, respectively, recognized in other comprehensive income. Moreover, during the same periods, Cemex reclassified results from equity to the line item “Financial expenses” representing income of $22 in 2023 and expenses of $2 in 2022 and $22 in 2021.
In addition, as of December 31, 2022, Cemex held interest rate swaps for a notional of $268 negotiated to fix interest payments of existing bank loans referenced to Peso floating rates that matured in November 2023, which fair value represented an asset of $15 in 2022. During December 2021, Cemex partially unwound its interest rate swap receiving, $3 recognized within “Financial income and other items, net” in the statement of income. For the years 2023, 2022 and 2021 until their settlement, changes in the fair value of these contracts generated losses of $15 and gains of $3 and $15, respectively, recognized in other comprehensive income. Moreover, during the same periods, Cemex recycled results from equity to the “Financial expenses” line item representing gains of $18 in 2023, $7 in 2022 and expenses of $0.3 in 2021.

IV.	Fuel price hedging
As of December 31, 2023 and 2022, Cemex maintained swap and option contracts negotiated to hedge the price of certain fuels in several operations, primarily diesel and gas, for aggregate notional amounts of $110 and $136, respectively, with an estimated aggregate fair value representing assets of $1 in 2023 and of $8 in 2022. By means of these contracts, for its own consumption only, Cemex either fixed the price of these fuels, or entered into option contracts to limit the prices to be paid for these fuels, over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel or gas consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related fuel volumes are consumed. For the years 2023, 2022 and 2021, changes in fair value of these contracts recognized in other comprehensive income represented losses of $6, losses of $25 and gains of $22, respectively. Moreover, during the same periods, Cemex recycled results from equity to the line items of “Cost of sales” and “Operating expenses,” as applicable, representing losses of $7 in 2023, gains of $88 in 2022 and $36 in 2021.
In addition, as of December 31, 2023, Cemex held Brent Oil call spreads with a notional of $122, intended economically to mitigate the exposure over a portion of the diesel cost implicit in Cemex’s distribution expense. Changes in the fair value of these contracts are recognized directly in the statement of income as part of “Financial income and other items, net” which resulted in losses of $1 in 2023.

V.	Foreign exchange options
As of December 31, 2023 and 2022, Cemex held Dollar/Peso call spread option contracts for a notional amount of $300 and $500, respectively. Such contracts mature between June 2025 and December 2025 and were negotiated to maintain the value in Dollars over an equivalent amount of revenue generated in Pesos. Changes in the fair value of these instruments generated losses of $18 in 2023, $13 in 2022 and $5 in 2021, recognized within “Financial income and other items, net” in the statement of income.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

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
In the ordinary course of business, Cemex is exposed to commodities risk, including the exposure from inputs such as fuel, coal, petroleum coke, carbon slags, gypsum and other industrial materials which are commonly used by Cemex in the production process, and expose Cemex to variations in prices of the underlying commodities. To manage this and other risks, such as credit risk, interest rate risk, foreign exchange risk, equity risk and liquidity risk, considering the guidelines set forth by the Parent Company’s Board of Directors, which represent Cemex’s risk management framework and that are supervised by several Committees, Cemex’s management establishes specific policies that determine strategies oriented to obtain natural hedges to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which Cemex incurred its debt, with those in which Cemex generates its cash flows.
As of December 31, 2023 and 2022, these strategies are sometimes complemented with the use of derivative financial instruments as mentioned in note 17.4, such as the commodity forward contracts on fuels negotiated to fix the price of these underlying commodities.
The main risk categories are mentioned below:
Credit risk
Credit risk is the risk of financial loss faced by Cemex if a customer or counterparty to a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of December 31, 2023 and 2022, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. Exposure to credit risk is monitored constantly according to the payment behavior of debtors. Credit is assigned on a customer-by-customer
basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. In cases deemed necessary, Cemex’s management requires guarantees from its customers and financial counterparties regarding financial assets.
The Company’s management has established a policy of low risk tolerance that analyzes the creditworthiness of each new client individually before offering the general conditions of payment terms and delivery. The review includes external ratings, when references are available, and in, some cases, bank references. Thresholds of purchase limits are established for each client, which represent the maximum purchase amounts that require different levels of approval. Customers who do not meet the levels of solvency requirements imposed by Cemex can only carry out transactions by paying cash in advance. As of December 31, 2023, considering Cemex’s best estimate of potential expected losses based on the ECL model developed by Cemex (note 10), the allowance for expected credit losses was $90.
Interest rate risk
Interest rate risk is the risk that a financial instrument’s fair value or future cash flows will fluctuate because of changes in market interest rates, which only affects Cemex’s results if the fixed-rate long-term debt is measured at fair value. Cemex’s fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. Cemex’s exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates, which, if such rates were to increase, may adversely affect its financing cost and the results for the period.
Additionally, there is an opportunity cost for continuing to pay a determined fixed interest rate when the market rates have decreased, and the entity may obtain improved interest rate conditions in a new loan or debt issuance. Cemex manages its interest rate risk by balancing its exposure to fixed and floating rates while attempting to reduce its interest costs. Cemex could renegotiate the conditions or repurchase the debt, particularly when the net present value (“NPV”) of the estimated future benefits from the interest rate reduction is expected to exceed the cost and commissions that would have to be paid in such renegotiation or repurchase of debt.
As of December 31, 2023 and 2022, 26% and 21%, respectively, of Cemex’s long-term debt was denominated in floating rates at a weighted-average interest rate of SOFR plus 95 basis points in 2023 and LIBOR plus 148 basis points in 2022. These figures reflect the effect of interest rate swaps held by Cemex during 2023 and 2022. As of December 31, 2023 and 2022, if interest rates at that date had been 0.5% higher, with all other variables held constant, Cemex’s net income for 2023 and 2022 would have reduced by $14 and $13, respectively, because of higher interest expense on variable rate denominated debt. This analysis does not include the effect of interest rate swaps held by Cemex during 2023 and 2022.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Risk management – continued

Management of interest rate benchmark reform
In connection with the global reform of major interest rate benchmarks, which included the replacement of interbank offered rates (IBORs) with alternative secured rates (referred to as the “IBOR reform”), during the first half of 2023 Cemex completed the migration of applicable financial instruments, derivatives and loans previously linked to Dollar LIBOR rates.
Cemex’s financial risk management committee monitored and managed the Company’s transition to alternative secured rates.
Foreign currency risk
Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Cemex’s exposure to the risk of changes in foreign exchange rates relates primarily to its operating activities. Due to its geographic diversification, Cemex’s revenues and costs are generated and settled in various countries and different currencies. For the year ended December 31, 2023, 29% of Cemex’s revenues, before eliminations resulting from consolidation, were generated in Mexico, 31% in the United States, 6% in the United Kingdom, 5% in France, 3% in Germany, 3% in Poland, 3% in Spain, 2% in the Philippines, 5% in Israel and 4% in the Rest of EMEAA region, 3% in Colombia, 1% in Panama, 2% in Dominican Republic, 2% in Caribbean TCL and 1% in the Rest of SCA&C.
Foreign exchange results incurred through monetary assets or liabilities in a currency different from its functional currency are recorded in the consolidated statements of income. Exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and exchange fluctuations in related parties’ long-term balances denominated in foreign currency that are not expected to be settled in the foreseeable future, are recognized in the statement of other comprehensive income. As of December 31, 2023, excluding from the sensitivity analysis the impact of translating the net assets denominated in currencies different from Cemex’s presentation currency, considering a hypothetic 10% strengthening of the Dollar against the Peso, with all other variables held constant, Cemex’s net income for 2023 would have decreased by $160, as a result of higher foreign exchange losses on Cemex’s Dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetical 10% weakening of the Dollar against the Peso would have the opposite effect.
As of December 31, 2023, 70% of Cemex’s financial debt was Dollar-denominated, 16% was Euro-denominated, 11% was Peso-denominated, 2% was Philippine Peso-denominated and 1% was in other currencies. Therefore, Cemex had a foreign currency exposure arising mainly from the Dollar-denominated debt versus the several currencies in which Cemex’s revenues are settled in most countries in which it operates. Cemex cannot guarantee that it will generate sufficient revenues in Dollars from its operations to service these obligations. As of December 31, 2023, Cemex had implemented a derivative financing hedging strategy using foreign exchange options for a notional amount of $300 to hedge the value in Dollar terms of revenues generated in Pesos to partially address this foreign currency risk (note 17.4). Complementarily, Cemex may negotiate other derivative financing hedging strategies in the future if either of its debt portfolio currency mix, interest rate mix, market conditions and/or expectations changes.
As of December 31, 2023 and 2022, Cemex’s consolidated net monetary assets (liabilities) by currency are as follows:

		2023
		Mexico	United States	EMEAA	SCA&C	Others 1	Total
Monetary assets	$	1,627	651	1,491	274	(241)	3,802
Monetary liabilities		2,184	2,679	3,087	730	7,179	15,859

Net monetary assets (liabilities)	$	(557)	(2,028)	(1,596)	(456)	(7,420)	(12,057)

Out of which:
Dollars	$	(157)	(2,030)	(5)	(61)	(4,780)	(7,033)
Pesos		(400)	–	–	–	(524)	(924)
Euros		–	–	(660)	–	(1,563)	(2,223)
Pounds		–	–	(710)	–	97	(613)
Other currencies		–	2	(221)	(395)	(650)	(1,264)

	$	(557)	(2,028)	(1,596)	(456)	(7,420)	(12,057)

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Risk management – Foreign currency risk – continued

		2022
		Mexico	United States	EMEAA	SCA&C	Others 1	Total
Monetary assets	$	960	650	1,315	204	–	3,129
Monetary liabilities		1,951	2,559	2,887	519	7,174	15,090

Net monetary assets (liabilities)	$	(991)	(1,909)	(1,572)	(315)	(7,174)	(11,961)

Out of which:
Dollars	$	8	(1,909)	12	(42)	(5,633)	(7,564)
Pesos		(999)	–	–	–	(72)	(1,071)
Euros		–	–	(632)	–	(1,183)	(1,815)
Pounds		–	–	(931)	–	171	(760)
Other currencies		–	–	(21)	(273)	(457)	(751)

	$	(991)	(1,909)	(1,572)	(315)	(7,174)	(11,961)

1	Includes the Parent Company, Cemex’s financing subsidiaries, among other entities.
Considering that the Parent Company’s functional currency for all assets, liabilities and transactions associated with its financial and holding company activities is the Dollar (note 28.3), foreign currency risk is associated with the translation into Dollars of subsidiaries’ net assets denominated in different currencies. When the Dollar appreciates, the value of these net assets denominated in other currencies decreases in terms of Dollars, generating negative foreign currency translation and reducing stockholders’ equity. Conversely, when the Dollar depreciates, the value of such net assets denominated in other currencies would increase in terms of Dollars generating the opposite effect. Cemex has implemented a Dollar/Peso foreign exchange forward contracts program to hedge foreign currency translation in connection with its net assets denominated in Pesos (note 17.4).
Equity risk
Equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of Cemex, S.A.B. de C.V.’s and/or third party’s shares. Cemex has negotiated equity forward contracts on third-party shares. Under these equity derivative instruments, there is a direct relationship between the change in the fair value of the derivative and the change in price of the underlying share. All changes in the fair value of such derivative instruments are recognized in the statement of income as part of “Financial income and other items, net.” During the reported periods effects were not significant. As of December 31, 2023, Cemex does not have derivative financial instruments based on the price of the Parent Company’s shares or any third-party’s shares.
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
As of December 31, 2023, current liabilities, which included $975 of current debt and other financial obligations, exceed current assets by $1,781. It is noted that as part of its operating strategy implemented by management, the Company operates with a negative working capital balance. For the year ended December 31, 2023, Cemex generated net cash flows from operating activities of $2,159. The Company’s management considers that Cemex will generate sufficient cash flows from operations in the following twelve months to meet its current obligations. In addition, as of December 31, 2023, Cemex has a committed line of credit under the RCF for $2,000. As of December 31, 2023, the withdrawn amount is $600.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

18)	OTHER CURRENT AND NON-CURRENT LIABILITIES

18.1)	OTHER CURRENT LIABILITIES
As of December 31, 2023 and 2022, consolidated other current liabilities were as follows:

		2023	2022

Other accounts payable and accrued expenses 1	$	656	560
Provisions 2		492	276
Contract liabilities with customers (note 3) 3		384	293
Interest payable		88	96

	$	1,620	1,225

1
Other accounts payable and accrued expenses mainly refer to accrued fixed and variable employee benefits, insurance payments and accruals for public services. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

2	Current provisions are detailed by concept in note 18.2 below.

3
As of December 31, 2023 and 2022, contract liabilities with customers included $339 and $253, respectively, of advances received from customers, as well as in 2023 and 2022 the current portion of deferred revenues in connection with advances under long-term clinker supply agreements of $5 in both years. Note 3 includes the changes during the period of this caption.

18.2)	OTHER NON-CURRENT LIABILITIES
As of December 31, 2023 and 2022, consolidated other
non-current
liabilities were as follows:

		2023	2022

Asset retirement obligations 1	$	470	465
Environmental liabilities 2		250	233
Accruals for legal assessments and other responsibilities 3		100	83
Non-current liabilities for valuation of derivative instruments		15	2
Other non-current liabilities and provisions 4		329	282

	$	1,164	1,065

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

4
As of December 31, 2023 and 2022, the balance includes deferred revenues of $22 and $27, respectively, that are amortized to the statement of income as deliverables are fulfilled over the maturity of long-term clinker supply agreements.

Changes in consolidated
non-current
other liabilities plus current provisions for the years 2023 and 2022, were as follows:

		2023
		Asset retirement obligations	Environmental liabilities	Accruals for legal proceedings	Valuation of derivative instruments	Other liabilities and provisions	Total	2022
Balance at beginning of period	$	509	276	85	50	421	1,341	1,539
Additions or increase in estimates		64	11	49	169	239	532	270
Releases or decrease in estimates		(58)	(15)	(34)	(123)	(84)	(314)	(486)
Business combinations		–	–	–	–	–	–	6
Accretion expense		30	–	1	–	11	42	32
Foreign currency translation		28	7	4	(1)	17	55	(20)

Balance at end of period	$	573	279	105	95	604	1,656	1,341

Out of which:
Current provisions	$	103	29	5	80	275	492	276
Other non-current liabilities		470	250	100	15	329	1,164	1,065

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)
19)	PENSIONS AND POST-EMPLOYMENT BENEFITS

Defined contribution pension plans
The consolidated costs of defined contribution plans for the years ended December 31, 2023, 2022 and 2021 were $64, $59 and $54, respectively. Cemex contributes periodically the amounts offered by the pension plan to the employee’s individual accounts, not retaining any remaining liability as of the financial statements’ date.
Defined benefit pension plans
Most of Cemex’s defined benefit plans have been closed to new participants for several years. Actuarial results related to pension and other post-employment benefits are recognized in earnings and/or in “Other comprehensive income” for the period in which they are generated, as appropriate. For the years ended December 31, 2023, 2022 and 2021, the effects of pension plans and other post-employment benefits are summarized as follows:

		Pensions			Other benefits			Total

Net period cost (income):		2023	2022	2021	2023	2022	2021	2023	2022	2021

Recorded in operating costs and expenses
Service cost	$	7	8	9	4	4	3	11	12	12
Past service cost		–	1	–	–	–	–	–	1	–
Settlements, curtailments and other changes		(10)	–	(1)	(1)	–	(1)	(11)	–	(2)

		(3)	9	8	3	4	2	–	13	10

Recorded in other financial expenses
Net interest cost		36	23	26	8	6	5	44	29	31

Recorded in other comprehensive income
Actuarial losses (gains) for the period		46	(166)	(257)	(1)	(10)	(6)	45	(176)	(263)

	$	79	(134)	(223)	10	–	1	89	(134)	(222)

As of December 31, 2023 and 2022, the reconciliation of the actuarial benefits’ obligations and pension plan assets, are presented as follows:

		Pensions		Other benefits		Total

		2023	2022	2023	2022	2023	2022

Change in benefits obligation:
Projected benefit obligation at beginning of the period	$	1,811	2,685	92	98	1,903	2,783
Service cost		7	8	4	4	11	12
Interest cost		101	66	8	6	109	72
Actuarial losses (gains)		30	(632)	(1)	(10)	29	(642)
Initial valuation from new plan		–	13	–	–	–	13
Reduction from disposal of assets		–	(6)	–	–	–	(6)
Settlements and curtailments		(2)	–	–	–	(2)	–
Plan amendments		(10)	1	(1)	–	(11)	1
Benefits paid		(122)	(130)	(8)	(7)	(130)	(137)
Foreign currency translation		94	(194)	7	1	101	(193)

Projected benefit obligation at end of the period		1,909	1,811	101	92	2,010	1,903

Change in plan assets:
Fair value of plan assets at beginning of the period		1,207	1,783	1	1	1,208	1,784
Return on plan assets		65	43	–	–	65	43
Actuarial losses		(16)	(466)	–	–	(16)	(466)
Employer contributions		97	96	8	7	105	103
Initial valuation from new plan		–	13	–	–	–	13
Settlements		(2)	–	–	–	(2)	–
Benefits paid		(122)	(130)	(8)	(7)	(130)	(137)
Foreign currency translation		44	(132)	1	–	45	(132)

Fair value of plan assets at end of the period		1,273	1,207	2	1	1,275	1,208

Net projected liability in the statement of financial position	$	636	604	99	91	735	695

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Pensions and post-employment benefits – continued

For the years 2023, 2022 and 2021, actuarial (gains) losses for the period were generated by the following main factors as follows:

		2023	2022	2021
Actuarial (gains) losses due to experience	$	13	96	(87)
Actuarial (gains) losses due to demographic assumptions		(5)	(2)	20
Actuarial (gains) losses due to financial assumptions		37	(270)	(196)

	$	45	(176)	(263)

In 2023, net actuarial losses due to financial assumptions were mainly driven by a decrease in the discount rates applicable to the calculation of the benefits’ obligations in the United Kingdom, the United States, Germany, Colombia and Poland. Moreover, the overall net actual asset performances in most countries were less than the expected returns for a total of $16, of which $31 refers to the United Kingdom, partially offset by a higher performance than expected in Mexico of $12 and the United States of $8. In addition, there was an increase effect in the net projected liability related to adjustments due to experience for $13, mainly in the United Kingdom and Germany.
In 2022, net actuarial gains due to financial assumptions were driven by a general increase in the discount rates applicable to the calculation of the benefits’ obligations in the United Kingdom, the United States, Germany, and Mexico, partially offset by actual returns in plan assets lower than estimated for a total of $466, of which $373 refers to the United Kingdom, $52 to the United States and $19 to Mexico. In addition, there were significant increase effects in the net projected liability related to adjustments due to experience for $96, mainly in the United Kingdom for $77 and Germany for $13. In addition, the net actuarial gains were also driven by a gain in demographic assumptions of $2.
In 2021, net actuarial gains due to financial assumptions were mainly driven by increases in the discount rates in the United Kingdom, the United States, Germany and Mexico. In addition, there were significant reduction effects in the net projected liability related to adjustments due to experience in the United Kingdom, the United States and Germany for a combined amount of $81. Moreover, the net projected liability significantly decreased by actual returns in plan assets higher than estimated returns for a total of $122, of which $86 refers to the United Kingdom, $13 to the United States and $23 to other countries, partially offset by actuarial losses due to demographic assumption of $20, of which $12 refers to the United Kingdom.
As of December 31, 2023 and 2022, based on the hierarchy of fair values, plan assets are detailed as follows:

		2023					2022
		Level 1	Level 2	Level 3	Total		Level 1	Level 2	Level 3	Total
Cash	$	24	–	–	24	$	38	–	–	38
Investments in corporate bonds		11	391	–	402		7	289	–	296
Investments in government bonds		114	209	–	323		90	266	–	356

Total fixed-income securities		149	600	–	749		135	555	–	690

Investment in marketable securities		179	43	–	222		226	42	–	268
Other investments and private funds		70	33	201	304		91	42	117	250

Total variable-income securities		249	76	201	526		317	84	117	518

Total plan assets	$	398	676	201	1,275	$	452	639	117	1,208

The most significant assumptions used in the determination of the benefit obligation were as follows:

	2023				2022
	Mexico	United States	United Kingdom	Range of rates in other countries	Mexico	United States	United Kingdom	Range of rates in other countries
Discount rates	10.50%	5.20%	4.70%	3.1% – 11.0%	10.50%	5.50%	5.00%	3.6% – 13.0%
Rate of return on plan assets	10.50%	5.20%	4.70%	3.1% – 11.0%	10.50%	5.50%	5.00%	3.6% – 13.0%
Rate of salary increases	4.50%	–	3.10%	2.5% – 7.3%	4.50%	–	3.25%	2.5% – 7.3%

As of December 31, 2023, estimated payments for pensions and other post-employment benefits over the next 10 years were as follows:

		Estimated payments
2024	$	173
2025		149
2026		151
2027		148
2028 – 2033		882

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Pensions and post-employment benefits – continued

As of December 31, 2023 and 2022, the aggregate projected benefit obligation (“PBO”) for pension plans and other post-employment benefits and the plan assets by country were as follows:

		2023				2022
		PBO	Assets	Deficit		PBO	Assets	Deficit
Mexico	$	253	44	209	$	220	25	195
United States		184	188	(4)		194	166	28
United Kingdom		1,129	821	308		1,062	791	271
Germany		141	6	135		134	6	128
Other countries		303	216	87		293	220	73

	$	2,010	1,275	735	$	1,903	1,208	695

In some countries, Cemex has established health care benefits for retired personnel limited to a certain number of years after retirement. As of December 31, 2023 and 2022, the projected benefits obligation related to these benefits was $57 and $60, respectively, included within other benefits liability. The medical inflation rates used to determine the projected benefits obligation of these benefits in 2023 and 2022 for Mexico were 8% in both years, for Puerto Rico 6.6% and 5.4%, respectively, for the United Kingdom were 6.6% and 6.8%, respectively, and for TCL was a rate range between 5.0% and 9.0% and 5.0% and 13.0%, respectively.
Significant events of settlements or curtailments related to employees’ pension benefits and other post-employment benefits during the reported periods
In 2023, as a result of an extension in the retirement age for the Company’s operations in Mexico, there was a reduction of $11 in the retirement obligations recognized against the statement of income for the period. Additionally, in France, there was a pension reform that increased the legal minimum retirement age, resulting in a total past service amendment of $1 in its pension plan recognized in the statement of income for the period.
During 2022, there were no significant settlements or curtailments related to employees’ pension benefits and other post-employment benefits.
In 2021, as an effect of a sale of assets in France (note 4.2), there was a curtailment gain of $1 in its pension plan recognized in the statement of income for the period. In addition, one of the participating companies in other postretirement benefits of TCL ceased operations in February 2021, resulting in a curtailment gain in other postretirement benefits of $1 reflected in the statement of income for the period.
Sensitivity analysis of pension and other post-employment benefits
As of December 31, 2023, Cemex performed sensitivity analyses on the most significant assumptions that affect the PBO, considering reasonable independent changes of plus or minus 50 basis points in each of these assumptions. The increase (decrease) that would have resulted in the PBO of pensions and other post-employment benefits are shown below:

		Pensions		Other benefits		Total
Assumptions:		+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps
Discount Rate Sensitivity	$	(95)	104	(4)	4	(99)	108
Salary Increase Rate Sensitivity		4	(4)	1	(1)	5	(5)
Pension Increase Rate Sensitivity		73	(68)	–	–	73	(68)

Multiemployer defined benefit pension plans
In addition to the Company’s sponsored plans, Cemex contributes to union-sponsored multiemployer retirement defined benefit pension plans (the “Multiemployer Plans”) under the terms of collective bargaining agreements for certain union employees in the United States and the United Kingdom. The Company’s main risks of participating in Multiemployer Plans are different from its single-employer plans in the following aspects:

a)	Assets contributed to the Multiemployer Plans by one employer may be used to provide benefits to employees of other participating employers;

b)	If a participating employer stops contributing to the Multiemployer Plans, the unfunded obligations of the Multiemployer Plans may be borne by the remaining participating employers; and

c)
If Cemex chooses to stop participating in the Multiemployer Plans, the Company may be required to pay the Multiemployer Plans an amount based on the underfunded status of the Multiemployer Plans, referred to as a withdrawal liability.

The Company’s funding arrangements, rate of contributions and funding requirements were made in accordance with the contractual multiemployer agreements. The combined amounts contributed to the Multiemployer Plans were $20 in 2023, $21 in 2022 and $17 in 2021. The Company expects to contribute $21 to the Multiemployer Plans in 2024.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Multiemployer defined benefit pension plans – continued

Among other factors, Multiemployers Plans in the red zone (critical) are generally less than 65% funded, Multiemployers Plans in the yellow zone (endangered) are less than 80% funded and Multiemployers Plans in the green zone (neither critical and declining, critical, or endangered) are at least 80% funded. Over 99% of Cemex’s obligations and contributions under the Multiemployer Plans are related to the United States where 422 former employees are beneficiaries and where, according to data obtained from Multiemployer Plans actuary, most of the plans are considered to be in the green zone and one plan is in the yellow zone. As a result, the Company’s risk of increasing contributions is considered low. In the United Kingdom, the Multiemployer Plan, which covers only two of Cemex’
s
former employees, is in the green zone. In both the United States and the United Kingdom, Cemex is a very small participant in the applicable Multiemployer Plans.

20)	INCOME TAXES

20.1)	INCOME TAXES FOR THE PERIOD
The amounts of income tax expense in the statements of income for 2023, 2022 and 2021 are summarized as follows:

		2023	2022	2021
Current income tax expense	$	1,147	170	172
Deferred income tax expense (benefit)		103	39	(35)

	$	1,250	209	137

20.2)	DEFERRED INCOME TAXES
As of December 31, 2023 and 2022, the main temporary differences that generated the consolidated deferred income tax assets and liabilities are presented below:

		2023	2022
Deferred tax assets:
Tax loss carryforwards and other tax credits	$	445	561
Accounts payable and accrued expenses		883	734
Intangible assets, net		192	140
Others		11	20

Total deferred tax assets, gross		1,531	1,455
Presentation of net position by same legal entity		(1,168)	(1,044)

		363	411

Deferred tax liabilities:
Property, machinery and equipment and right-of-use asset, net		(1,470)	(1,406)
Investments and other assets		(141)	(32)

Total deferred tax liabilities, gross		(1,611)	(1,438)
Presentation of net position by same legal entity		1,168	1,044

Total deferred tax liabilities, net in the statement of financial position		(443)	(394)

Net deferred tax assets (liabilities)	$	(80)	17

Out of which:
Net deferred tax assets (liabilities) in Mexican entities	$	67	(17)
Net deferred tax assets (liabilities) in foreign entities		(147)	34

Net deferred tax assets (liabilities)	$	(80)	17

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Deferred income taxes – continued

As of December 31, 2023 and 2022, balances of the deferred tax assets and liabilities included in the statement of financial position are located in the following entities:

	2023			2022

	Assets	Liabilities	Net	Assets	Liabilities	Net

Mexican entities	$185	(118)	67	$168	(185)	(17)
Foreign entities	178	(325)	(147)	243	(209)	34

	$363	(443)	(80)	$411	(394)	17

The breakdown of changes in consolidated deferred income taxes during 2023, 2022 and 2021 was as follows:

	2023	2022	2021

Deferred income tax expense (benefit) in the statement of income	$103	39	(35)
Deferred income tax (benefit) expense in stockholders’ equity	(6)	14	(38)
Reclassifications 1	–	7	78

Change in deferred income tax during the period	$97	60	5

1	In 2022 and 2021, refers to the effects of the reclassification of balances to assets held for sale and related liabilities (note 4.2).
Current and/or deferred income tax relative to items of other comprehensive income during 2023, 2022 and 2021 were as follows:

	2023	2022	2021

Expense (benefit) related to foreign exchange fluctuations from intercompany balances (note 21.2)	$5	–	(6)
Expense (benefit) associated to actuarial results (note 21.2)	(5)	32	26
Benefit related to derivative financial instruments (note 17.4)	(41)	(30)	(1)
Expense (benefit) from foreign currency translation and other effects	35	12	(63)

	$(6)	14	(44)

As of December 31, 2023, consolidated tax loss and tax credits carryforwards expire as follows:

	Amount of carryforwards	Amount of unrecognized carryforwards	Amount of recognized carryforwards

2024	$29	29	–
2025	48	46	2
2026	141	131	10
2027	318	286	32
2028 and thereafter	7,591	5,839	1,752

	$8,127	6,331	1,796

As of December 31, 2023, in connection with Cemex’s deferred tax loss carryforwards presented in the table above, to realize the benefits associated with such deferred tax assets that have been recognized, before their expiration, Cemex would need to generate $1,796 in consolidated pre-tax
income in future periods. Based on the same forecasts of future cash flows and operating results used by Cemex’s management to allocate resources and evaluate performance in the countries in which Cemex operates, along with the implementation of feasible tax strategies, Cemex believes that it will recover the balance of its tax loss carryforwards that have been recognized before their expiration. In addition, Cemex concluded that the deferred tax liabilities considered in the analysis of recoverability of its deferred tax assets will reverse in the same period and tax jurisdiction of the related recognized deferred tax assets. Moreover, a certain amount of Cemex’s deferred tax assets refers to operating segments and tax jurisdictions in which Cemex is currently generating taxable income or in which, according to Cemex’s management cash flow projections, will generate taxable income in the relevant periods before the expiration of the deferred tax assets.
The Parent Company does not recognize a deferred income tax liability related to its investments in subsidiaries considering that Cemex controls the reversal of the temporary differences arising from these investments and management is satisfied that such temporary differences will not reverse in the foreseeable future.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)
20.3)	RECONCILIATION OF EFFECTIVE INCOME TAX RATE

For the years ended December 31, 2023, 2022 and 2021, the effective consolidated income tax rates were as follows:

		2023	2022	2021

Earnings before income tax	$	1,449	770	954
Income tax expense		(1,250)	(209)	(137)

Effective consolidated income tax expense rate 1		86.3%	27.1%	14.4%

1	The average effective tax rate equals the net amount of income tax benefit or expense divided by income or loss before income taxes, as these line items are reported in the statements of income.
Differences between the financial reporting and the corresponding tax basis of assets and liabilities and the different income tax rates and laws applicable to Cemex, among other factors, give rise to permanent differences between the statutory tax rate applicable in Mexico, and the effective tax rate presented in the consolidated statements of income, which in 2023, 2022 and 2021 were as follows:

	2023		2022		2021

	%	$	%	$	%	$

Mexican statutory tax rate	30.0	435	30.0	231	30.0	280
Income tax penalties in Spain (note 20.4)	42.8	620	–	–	–	–
Difference between accounting and tax expenses, net 1	0.4	6	35.8	276	4.8	45
Non-taxable sale of equity securities and fixed assets	(1.2)	(17)	3.4	26	(3.8)	(35)
Difference between book and tax inflation	8.3	120	28.2	217	23.9	223
Differences in the income tax rates in the countries where Cemex operates 2	7.1	103	(6.2)	(48)	4.7	44
Changes in deferred tax assets 3	(3.9)	(57)	(59.7)	(460)	(48.7)	(454)
Changes in provisions for uncertain tax positions	0.1	1	(5.1)	(39)	2.6	24
Others	2.7	39	0.7	6	0.9	10

Effective consolidated income tax expense rate	86.3	1,250	27.1	209	14.4	137

1	In 2022, it includes $365, related to the effects of the impairment charges during the period which are basically non-deductible (note 7).

2
Refers mainly to the effects of the differences between the statutory income tax rate in Mexico of 30% and the applicable income tax rates of each country where Cemex operates. In 2021, it includes the effect related to the change in statutory tax rate in Colombia from 30% to 35%.

3	Refers to the effects in the effective income tax rate associated with changes during the period in the amount of deferred income tax assets related to Cemex’s tax loss carryforwards.
The following table compares the line item “Changes in deferred tax assets” as presented in the table above against the changes in deferred tax assets in the statement of financial position for the years ended December 31, 2023 and 2022:

	2023		2022

	Changes in the statement of financial position	Amounts in reconciliation	Changes in the statement of financial position	Amounts in reconciliation

Tax loss carryforwards generated and not recognized during the year	$–	45	–	38
Derecognition related to tax loss carryforwards recognized in prior years	(125)	–	(103)	–
Recognition related to unrecognized tax loss carryforwards	12	(105)	16	(498)
Foreign currency translation and other effects	(3)	3	(14)	–

Changes in deferred tax assets	$(116)	(57)	(101)	(460)

20.4)	UNCERTAIN TAX POSITIONS AND SIGNIFICANT TAX PROCEEDINGS
Uncertain tax positions
As of December 31, 2023 and 2022, as part of current provisions and non-current
other liabilities (note 18), Cemex has recognized provisions related to unrecognized tax benefits in connection with uncertain tax positions taken, in which it is deemed probable that the tax authorities would differ from the position adopted by Cemex. As of December 31, 2023, the tax returns submitted by some subsidiaries of Cemex located in several countries are under review by the respective tax authorities in the ordinary course of business. Cemex cannot anticipate if such reviews will result in new tax assessments, which would, should any arise, be appropriately disclosed and/or recognized in the financial statements.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Uncertain tax positions – continued

A summary of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2023, 2022 and 2021, excluding interest and penalties, is as follows:

	2023	2022	2021

Balance of tax positions at beginning of the period	$41	48	27
Additions for tax positions of prior periods	34	5	4
Additions for tax positions of current period	3	5	27
Reductions for tax positions related to prior periods and other items	(1)	(11)	(2)
Settlements and reclassifications	–	(4)	(5)
Expiration of the statute of limitations	(2)	(2)	(2)
Foreign currency translation effects	3	–	(1)

Balance of tax positions at end of the period	$78	41	48

Tax examinations can involve complex issues, and the resolution of issues may span multiple years, particularly if subject to negotiation or litigation. Although Cemex believes its estimates of the total unrecognized tax benefits are reasonable, uncertainties regarding the final determination of income tax audit settlements and any related litigation could affect the amount of total unrecognized tax benefits in future periods. It is difficult to estimate the timing and range of possible changes related to uncertain tax positions, as finalizing audits with the tax authorities may involve formal administrative and legal proceedings. Accordingly, it is not possible to reasonably estimate the expected changes to the total unrecognized tax benefits over the next 12 months, although any settlements or statute of limitations expirations may result in a significant increase or decrease in the total unrecognized tax benefits, including those positions related to tax examinations being currently conducted.
Significant tax proceedings
As of December 31, 2023, the Company’s most significant tax proceedings are as follows:

•
The tax authorities in Spain (“the Spanish Tax Authorities”) challenged part of the tax loss carryforwards reported by Cemex España, S.A. (“Cemex España”) covering the tax years from and including 2006 to 2009. During 2013, the Spanish Tax Authorities notified Cemex España of fines for an aggregate amount of $503 as of December 31, 2023, even though Cemex España did not utilize these losses, and since 2012, were not recognized in the financial statements of Cemex España. After several processes, reviews and appeals with a variety of authorities over the years, on November 13, 2023, the Supreme Court of Spain resolved a cassation appeal against Cemex España. As a result, once Cemex España is formally notified about the payment obligation, Cemex España will have to pay the described fines. As of December 31, 2023, Cemex España expects to pay the fines during 2024. Cemex España disagrees with the resolution and is evaluating the next steps, including the potential filing of an appeal with the Constitutional Court in Spain. For the year 2023, Cemex recognized an income tax expense and accrued a provision for $503, based on its estimate, and expects to settle the liability during the first half of 2024. Cemex has liquidity sources available to meet this obligation.

•
On March 26, 2021, the Spanish Tax Authorities notified Cemex España of an assessment for income taxes in an amount in Euros equivalent to $53 as of December 31, 2023, plus late interest, derived from a tax audit process covering the tax years 2010 to 2014. This assessment was appealed before the
Tribunal Econ
ó
mico Administrativo Central
(“TEAC”). For the suspension of the payment of the tax assessment to be granted, Cemex España provided a payment guarantee which was approved by such tax authorities. Moreover, on December 3, 2021, the Spanish Tax Authorities notified Cemex España of a penalty for an amount in Euros equivalent to $75, derived from the tax audit process covering the same period from 2010 to 2014. This assessment was appealed before the TEAC. On December 11, 2023, Cemex España received a partial resolution from the TEAC and is evaluating whether or not to file an appeal before Audiencia Nacional. As of December 31, 2023, Cemex recognized an additional tax expense and accrued a liability of $117, based on its estimate.

•
In connection with the tax return for the year 2012, the Colombian Tax Authority (the “Colombian Tax Authority”) assessed an increase in the income tax payable by Cemex Colombia S.A. (“Cemex Colombia”) and imposed an inaccuracy penalty for amounts in Colombian Pesos equivalent to $32 of income tax and $32 of penalty. After several procedures and appeals, in 2021, Cemex Colombia filed an appeal in the Administrative Court of Cundinamarca. If the proceeding is adversely resolved in the final stage, Cemex Colombia must pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the payment date. As of December 31, 2023, Cemex considers that an adverse resolution in this proceeding after the conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding. If adversely resolved, Cemex believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of Cemex.

•
In connection with the tax return for the year 2011, the Colombian Tax Authority notified Cemex Colombia of a proceeding in which it rejected certain deductions and determined an increase in the income tax payable and imposed a penalty for amounts in Colombian Pesos equivalent to $22 of income tax and $22 of penalty. After several procedures and appeals, in 2020, the Colombian Tax Authority confirmed the claims of the official liquidation, and this was then appealed in the Administrative Court of Cundinamarca. If the proceeding is adversely resolved in its final stage, Cemex Colombia would have to pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the date of payment. As of December 31, 2023, Cemex considers that an adverse resolution in this proceeding after the conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding. If adversely resolved, Cemex believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of Cemex.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)
21)	STOCKHOLDERS’ EQUITY

The consolidated financial statements are presented in Dollars based on IAS 21,
The Effects of Changes in Foreign Exchange Rates
(“IAS 21”), while the reporting currency of the Parent Company is the Peso. As a result, for the consolidated entity, transactions of common stock, additional paid-in
capital and retained earnings are translated and accrued using historical exchange rates of the dates on which the transactions occurred. As a result, although the amounts of total non-controlling
interest in the consolidated financial statements and total stockholders’ equity of the Parent Company are the same, IAS 21 methodology results in differences between line-by-line
items within Cemex’s controlling interest and the Parent Company’s stockholders’ equity. The official stockholders’ equity for statutory purposes is that of the Parent Company as expressed in Pesos. As of December 31, 2023, the line-by-line
reconciliation between Cemex’s controlling interest, as reported using the Dollar as presentation currency, and the Parent Company’s stockholders’ equity, using a convenience translation of the balances in Pesos translated using the exchange rate of 16.97 Pesos per Dollar as of December 31, 2023, is as follows:

		As of December 31, 2023

		Consolidated	Parent Company

Common stock and additional paid-in capital 1	$	7,699	6,086
Other equity reserves 1, 2		(363)	1,576
Retained earnings 2		4,428	4,102

Total controlling interest	$	11,764	11,764

1
The difference relates to the method of accruing Dollars using the historical exchange rates to translate each common stock and additional paid-in
capital transaction denominated in Pesos to Dollars. The cumulative effect of these changes in exchange rates is recognized against other equity reserves.

2
The difference relates to the method of accruing Dollars using the exchange rates of each month during the period for statement of income purposes. The cumulative effect of these changes in exchange rates is recognized against other equity reserves.

As of December 31, 2023 and 2022, stockholders’ equity excludes investments in CPOs of the Parent Company held by subsidiaries of $16 (20,541,277 CPOs) and $8 (20,541,277 CPOs), respectively, which were eliminated within “Other equity reserves.”

21.1)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL
As of December 31, 2023 and 2022, the breakdown of consolidated common stock and additional paid-in
capital was as follows:

		2023	2022

Common stock	$	318	318
Additional paid-in capital		7,381	7,492

	$	7,699	7,810

As of December 31, 2023 and 2022, the common stock of Cemex, S.A.B. de C.V. was presented as follows:

	2023		2022

Shares 1	Series A 2	Series B 2	Series A 2	Series B 2

Subscribed and paid shares	29,016,656,496	14,508,328,248	29,016,656,496	14,508,328,248
Unissued shares authorized for executives’ stock compensation programs	881,442,830	440,721,415	881,442,830	440,721,415
Repurchased shares 3	–	–	441,284,956	220,642,478

	29,898,099,326	14,949,049,663	30,339,384,282	15,169,692,141

1	As of December 31, 2023 and 2022, 13,068,000,000 shares correspond to the fixed portion, and 31,779,148,989 shares in 2023 and 32,441,076,423 shares in 2022 correspond to the variable portion.

2
Series “A” or Mexican shares must represent at least 64% of Cemex, S.A.B. de C.V.’s capital stock; Series “B” or free subscription shares must represent at most 36% of Cemex, S.A.B. de C.V.’s capital stock.

3	Shares repurchased under the share repurchase program authorized by the Parent Company’s shareholders (note 21.2).
On March 23, 2023, stockholders at the general ordinary shareholders’ meeting of Cemex, S.A.B. de C.V. approved: (a) to set the amount of $500 or its equivalent in Pesos, as the maximum amount of resources that during fiscal year 2023, and until the next general ordinary shareholders’ meeting is held, Cemex, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares; (b) authorize the Parent Company’s Board of Directors to determine the bases on which the acquisition and placement of said shares shall be instructed, designate the persons that shall make the decisions to acquire or place them, appoint those responsible for carrying out the transaction and giving the corresponding notices to the authorities; and (c) to decrease Cemex, S.A.B. de C.V.’s capital stock, in its variable part, through the cancellation of 662 million of own, ordinary, nominative and without nominative value expression shares, which were acquired through the share buyback program in fiscal year 2022.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Common stock and additional
paid-in
capital – continued

On March 24, 2022, stockholders at the general ordinary shareholders’ meeting of Cemex, S.A.B. de C.V. approved: (a) setting an amount of $500 or its equivalent in Pesos as the maximum amount of resources through the year 2022 and until the next general ordinary shareholders’ meeting of the Parent Company that Cemex, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares; (b) authorize the Parent Company’s Board of Directors to determine the bases on which the acquisition and placement of any such shares shall be instructed, designate the persons that shall make the decisions to acquire or place them, appoint those responsible for carrying out the transaction and giving the corresponding notices to the authorities; and (c) designation of the members of Cemex, S.A.B. de C.V.’s Board of Directors, as well as members of the Audit, Corporate Practices and Finance, and Sustainability Committees.
On March 25, 2021, stockholders at the general ordinary shareholders’ meeting of Cemex, S.A.B. de C.V. approved: (a) setting the amount of $500 or its equivalent in Pesos as the maximum amount of resources through year 2021 and until the next general ordinary shareholders’ meeting of the Parent Company is held for the acquisition of its own shares or securities that represent such shares; (b) the decrease of the variable part of the Parent Company’s share capital through the cancellation of (i) 1,134 million shares repurchased during the 2020 fiscal year, under the share repurchase program and (ii) an aggregate of 3,409.5 million shares that were authorized to guarantee the conversion of then existing convertible securities, as well as for any new issuance of convertible securities and/or to be subscribed and paid for in a public offering or private subscription; and (c) the appointment of the members of the Board of Directors, the Audit Committee, the Corporate Practices and Finance Committee (which reduced its members from four to three) and the Sustainability Committee of the Parent Company.
In 2023 and 2022, Cemex, S.A.B. de C.V. did not issue shares in connection with its executive share-based compensation programs (note 22).

21.2)	OTHER EQUITY RESERVES AND SUBORDINATED NOTES
As of December 31, 2023 and 2022, the caption of other equity reserves and subordinated notes was integrated as follows:

		2023	2022

Other equity reserves	$	(2,349)	(2,549)
Subordinated notes		1,986	994

	$	(363)	(1,555)

Other equity reserves
As of December 31, 2023 and 2022, other equity reserves are detailed as follows:

		2023	2022

Cumulative translation effect, tax effects from deferred income taxes recognized directly in equity (note 20.2) and derivative financial instruments designated as cash flow hedges	$	(672)	(926)
Cumulative actuarial losses		(398)	(353)
Cumulative coupon payments under perpetual debentures (note 21.4)		(1,070)	(1,070)
Cumulative coupon payments under subordinated notes		(204)	(84)
Cancellation of treasury shares by shareholders’ resolution (note 21.1)		–	(111)
Other effects		(5)	(5)

	$	(2,349)	(2,549)

For the years ended December 31, 2023, 2022 and 2021, the translation effects of foreign subsidiaries included in the statements of comprehensive income were as follows:

		2023	2022	2021

Foreign currency translation result 1	$	356	(235)	(476)
Foreign exchange fluctuations from debt 2		(28)	(23)	89
Foreign exchange fluctuations from intercompany balances 3		(73)	(68)	(13)

	$	255	(326)	(400)

1
These effects refer to the result from the translation of the financial statements of foreign subsidiaries and include the changes in the fair value of foreign exchange forward contracts designated as a hedge of a net investment (note 17.4).

2
Generated by foreign exchange fluctuations over a notional amount of debt in Cemex, S.A.B. de C.V., associated with the acquisition of foreign subsidiaries and designated as a hedge of the net investment in foreign subsidiaries (note 28.3).

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

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)
Subordinated notes

On March 14, 2023, the Parent Company issued one series of $1,000 of its 9.125% subordinated notes (the “2023 Subordinated Notes”). After issuance costs, the Parent Company received $992. The 2023 Subordinated Notes are aligned with the GFF and the net proceeds obtained in the issuance should be applied to finance, in whole or in part, one or more new or existing Eligible Green Projects (“EGPs”) under its use-of-proceeds
Green Financing Framework (the “GFF”). EGPs include those related to pollution prevention and control, renewable energy, energy efficiency, clean transportation, sustainable water and wastewater management, and eco-efficient
and/or circular economy adapted products, production technologies and processes.
On June 8, 2021, the Parent Company issued $1,000 of its 5.125% subordinated notes (the “2021 Subordinated Notes”). After issuance costs, the Parent Company received $994. The net proceeds obtained were used to repurchase in full the balance then outstanding of perpetual debentures issued by subsidiaries (note 21.4) and the repayment of debt.
Under the 2023 Subordinated Notes and the 2021 Subordinated Notes (jointly the “Subordinated Notes”), which do not have a maturity or repayment date or mandatory redemption date, interest may be deferred indefinitely at the sole discretion of the Parent Company. In addition, the Subordinated Notes: (i) are not redeemable at the option of the holders of the Subordinated Notes (the “Noteholders”), (ii) do not have the benefit of standard debt covenants, and (iii) do not include an event of default relating to a payment or covenant default with respect to any indebtedness of Cemex. Moreover, the Parent Company is in control of all instances that may lead to the repayment of the Subordinated Notes, including Cemex’s repurchase option on the fifth anniversary of each issuance, the specific redemption events as well as those under a reorganization or bankruptcy event under the applicable laws. In the hypothetical event of liquidation of the Parent Company, the Noteholders would have a claim on any residual net assets available after all liabilities have been settled; therefore, the Noteholders have no assurance of collecting the principal amounts of the Subordinated Notes or any deferred accrued interest, if any.
Based on the above characteristics of the Subordinated Notes, included in contractual terms that are considered to be substantive, and legal considerations, under IAS 32,
Financial Instruments: Presentation
(“IAS 32”), Cemex concluded that the Subordinated Notes represent equity instruments and are classified within controlling interest stockholders’ equity. The classification as equity of the Subordinated Notes can be summarized as follows:

•
The Subordinated Notes do not meet the definition of financial liability under IAS 32 considering that they include no contractual obligation: (i) to deliver cash or another financial asset to another entity; or (ii) to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the issuer. This is because:

◾
The Noteholders have agreed to the deferral of interest and principal, given that, the Parent Company has the unilateral and unconditional right to perpetually defer the payment of principal and interest;

◾
The Parent Company controls at all times any payments to be made to the Noteholders, even in the event of bankruptcy under either the laws of Mexico (
Ley de Concursos Mercantiles
) or U.S. bankruptcy laws (Chapter 11); and

◾
The Subordinated Notes contractually evidence a residual interest in the assets of the Parent Company after deducting all of its liabilities. The only requirement to settle the Notes would be in liquidation, which is akin to an equity instrument under IAS 32.

Coupon payments on the Subordinated Notes were included within “Other equity reserves” and amounted to $120 in 2023, $54 in 2022 and $30 in 2021.

21.3)	RETAINED EARNINGS
The Parent Company’s net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one-fifth
of the common stock. As of December 31, 2023, the legal reserve amounted to $106.

21.4)	NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES
Non-controlling
interest
Non-controlling
interest represents the share of
non-controlling
stockholders in the equity and results of consolidated subsidiaries. As of December 31, 2023 and 2022, non-controlling
interest in equity amounted to $351 and $408, respectively. In 2023, 2022 and 2021, non-controlling
interests in consolidated net income were $17, $27 and $25, respectively. These non-controlling
interests arise mainly from the following Cemex’s subsidiaries:

•
In February 2017, Cemex acquired a controlling interest in TCL, whose shares trade in the Trinidad and Tobago Stock Exchange. As of December 31, 2023 and 2022, there is a non-controlling
interest in TCL of 30.17% of its common shares (see note 4.3 for certain relevant condensed financial information).

•
As of December 31, 2023 and 2022, there was a
non-controlling
interest in CHP of 10.14% and 22.10% of its ordinary shares, respectively. CHP’s assets consist primarily of Cemex’s cement manufacturing assets in the Philippines. In 2023, by means of a voluntary tender offer, Cemex Asian South East Corporation (“CASEC”), an indirect subsidiary of Cemex, S.A.B. de C.V., acquired 1,614 million shares of CHP.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Non-controlling interest – continued

•
Until June 2023, after the conclusion of a tender offer and delisting process, Cemex Latam Holdings, S.A. (“CLH”), traded its ordinary shares on the Colombian Stock Exchange. CLH is the indirect holding company of Cemex’s operations in Colombia, Panama, Guatemala and Nicaragua, and until August 31, 2022, of the operations in Costa Rica and El Salvador. As of December 31, 2023 and 2022, there was a non-controlling
interest in CLH of 0.50% and 4.70% of its ordinary shares, respectively, excluding shares held in CLH’s treasury.

Perpetual debentures
In June 2021, considering the issuance of the 2021 Subordinated Notes described above, Cemex repurchased its then outstanding perpetual debentures of $449. Cemex’s perpetual debentures had no fixed maturity date and there were no contractual obligations for Cemex to exchange any series of its outstanding perpetual debentures for financial assets or financial liabilities. As a result, these debentures, issued by consolidated entities, qualified as equity instruments under IAS 32 and were classified within non-controlling
interest. Cemex had the unilateral right to defer indefinitely the payment of interest due on the debentures.
Until their repurchase, coupon payments on the perpetual debentures were included within “Other equity reserves” and amounted to $11 in 2021.

22)	EXECUTIVE SHARE-BASED COMPENSATION
Stock-based awards granted to executives are defined as equity instruments, considering that the services received from employees are settled by delivering shares. The cost of these equity instruments represents their estimated fair value at the grant date of each plan and is recognized in the statement of income during the periods in which the executives render services and vest the exercise rights.
Cemex, S.A.B. de C.V. sponsors different long-term restricted share-based compensation programs for a wide range of executives. For eligible executives, stock-based compensation represents a fixed percentage of such executive’s annual compensation (the “Stock Bonus”). This Stock Bonus was paid in the Parent Company’s CPOs until December 31, 2023 and will be paid in the Parent Company’s ADSs beginning January 1, 2024, considering certain management improvements that do not affect employees, and which number is determined on the award date by reference to the Stock Bonus amount and the stock market price of such award date (i.e., once the number of shares is determined, such number is fixed and will not change as a result of changes in the stock market price).
Under our long-term share-based compensation programs, the Company sponsors a program oriented to our top management, which is subject to internal and external performance metrics and rendering of services over a three-year period (the “Performance Plan”), and another program for key executives and key performers, which is subject only to the passage of time and rendering of services over a four-year period (the “Ordinary Plan” together with the Performance Plan, the “Share-Based Compensation Programs”). Shares awarded under the Ordinary Plan are initially restricted for sale and are proportionately released to the executives as services are rendered at the end of each year at a 25% rate over a four-year period, to the extent they remain in the Company at each settlement date. Once the executive is no longer employed by the Company, any shares awarded under the Ordinary Plan are forfeited. The Performance Plan, depending on their weighted achievement, may result in a final payout at the end of the third year between 0% and 200% of the target for each award. The fair value of the awards under the Performance Plan is determined using an option pricing model.
For the years 2023, 2022 and 2021, the changes in connection with the Share-Based Compensation Programs were as follows:

					ADSs equivalents delivered (thousands)
Plan	Target number of ADSs (thousands)	ADS price at award’s date 1	Fair value (%)	Fair value (millions)	2023	2022	2021	ADSs Forfeited (thousands)	ADSs Outstanding (thousands) 2
Performance Plans
2018	1,521.9	$6.3	149%	14.3	–	–	2,368.4	61.4	–
2019	2,303.0	$4.4	130%	13.2	–	3,062.8	–	57.7	–
2020	4,146.0	$2.3	155%	14.8	8,448.2	–	–	–	–
2021	1,227.2	$8.0	150%	14.7	–	–	–	–	1,840.8
2022	2,403.6	$4.3	149%	15.4	–	–	–	–	3,571.7
2023	2,825.4	$6.4	145%	26.1	–	–	–	–	4,094.1
Ordinary Plans
2017	2,704.4	$8.9	100%	23.9	–	–	19.1	103.9	–
2018	5,304.2	$6.5	100%	34.5	–	–	968.7	139.2	–
2019	8,048.2	$4.7	100%	37.5	42.4	1,521.4	1,725.0	118.3	–
2020	11,162.2	$2.5	100%	28.1	2,293.0	2,370.9	2,617.6	253.7	–
2021	5,716.6	$7.2	100%	41.3	1,442.7	1,465.6	1,634.6	39.3	1,232.2
2022	9,483.0	$4.9	100%	46.0	2,450.5	2,499.8	–	22.4	4,468.8
2023	6,531.9	$5.9	100%	38.4	1,765.0	–	–	–	4,766.8

					16,441.8	10,920.5	9,333.4	795.9	19,974.4

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Share-Based Compensation Programs – continued

1	Average ADS price of the awards at the date of grant.

2
Until the final payout of the Performance Plans is determined after the conclusion of the three-year period for award, the number of ADSs outstanding assumes a payout considering the same percentage determined by the option pricing model.

Until December 31, 2022, under the Share-Based Compensation Programs, those eligible executives belonging to the operations of CLH and subsidiaries received shares of CLH, significantly sharing the same conditions of Cemex, S.A.B. de C.V.’s plans. During 2022 and 2021, executives received 813,980 shares and 713,927 shares, respectively, held in CLH’s treasury, corresponding to shares without restriction for sale. Beginning in 2023, CLH’s executives receive Cemex CPO awards.
In addition, those eligible executives belonging to the operations of CHP and subsidiaries receive shares of CHP, significantly sharing the same conditions of Cemex, S.A.B. de C.V.’s plans. During 2023, 2022 and 2021, executives received 1,516,657, 19,177,703 and 16,511,882 CHP’s shares, respectively, corresponding to shares without restriction for sale.
The combined compensation expense related to the Share-Based Compensation Programs described above as determined considering the fair value of the awards at the date of grant in 2023, 2022 and 2021, was recognized in the operating results of each subsidiary where the executives render services against other equity reserves and amounted to $61 in 2023, $52 in 2022 and $42 in 2021. The required Parent Company’s CPOs delivered to the executives to meet the Company’s awards are either newly issued or purchased, at the Company’s election. For these purposes, an external trust in which the executives are beneficiaries may receive funding from Cemex to incur these purchases from time to time. Upon issuance of newly issued CPOs, the Parent Company recycles the fair value of the stock from other equity reserves to additional paid-in
capital within equity. When the Parent Company funds the executives, it recognizes a decrease in other equity reserves against cash. As of December 31, 2023 and 2022, there were no options or commitments to make payments in cash to the executives based on changes in the market price of the Parent Company’s ADSs, CLH’s shares and/or CHP’s shares.

23)	EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share is calculated by dividing net income attributable to ordinary equity holders of the Parent Company (the numerator) by the weighted average number of shares outstanding (the denominator) during the period. Shares that would be issued depending only on the passage of time should be included in the determination of the basic weighted average number of shares outstanding. Diluted earnings (loss) per share should reflect in both the numerator and denominator the assumption that convertible instruments are converted, that options or warrants are exercised, or that ordinary shares are issued upon the satisfaction of specified conditions, to the extent that such assumption would lead to a reduction in basic earnings per share or an increase in basic loss per share. Otherwise, the effects of potential shares are not considered because they generate anti-dilution.
The amounts considered for calculations of earnings (loss) per share in 2023, 2022 and 2021 were as follows:

		2023	2022	2021

Denominator (thousands of shares)
Weighted-average number of shares outstanding – basic		43,510,758	43,554,921	44,123,654
Effect of dilutive instruments – share-based compensation (note 22) 1		599,229	793,322	729,292

Weighted-average number of shares – diluted		44,109,987	44,348,243	44,852,946

Numerator
Net income from continuing operations	$	199	561	817
Less: non-controlling interest net income		17	27	25

Controlling interest net income from continuing operations	$	182	534	792

Net income (loss) from discontinued operations	$	–	324	(39)

Controlling interest basic earnings (loss) per share
Controlling interest basic earnings per share	$	0.0042	0.0197	0.0171
Controlling interest basic earnings per share from continuing operations		0.0042	0.0123	0.0180
Controlling interest basic earnings (loss) per share from discontinued operations		–	0.0074	(0.0009)

Controlling interest diluted earnings (loss) per share
Controlling interest diluted earnings per share	$	0.0041	0.0193	0.0168
Controlling interest diluted earnings per share from continuing operations		0.0041	0.0120	0.0177
Controlling interest diluted earnings (loss) per share from discontinued operations		–	0.0073	(0.0009)

1	Number of the Parent Company’s shares to be potentially issued under the Share- Based Compensation Programs to be delivered to the executives equivalent to 199.7 million CPOs or 19.97 million ADSs.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

24)	COMMITMENTS

24.1)	CONTRACTUAL OBLIGATIONS
As of December 31, 2023, Cemex had the following contractual obligations:

		2023

Obligations		Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Long-term debt	$	25	1,614	1,734	2,902	6,275
Leases 1		340	493	282	509	1,624

Total debt and other financial obligations 2		365	2,107	2,016	3,411	7,899
Interest payments on debt 3		369	595	464	393	1,821
Pension plans and other benefits 4		173	300	296	734	1,503
Acquisition of property, plant and equipment 5		286	155	–	–	441
Purchases of services, raw materials, fuel and energy 6		674	1,043	643	611	2,971

Total contractual obligations	$	1,867	4,200	3,419	5,149	14,635

1
Represent nominal cash flows. As of December 31, 2023, the NPV of future payments under the Company’s lease contracts was $1,258, of which, $325 refers to payments from 1 to
3
years and $185 refers to payments from 3 to 5 years.

2
The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, Cemex has replaced its long-term obligations for others of a similar nature.

3	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2023.

4	Represents estimated annual payments under these benefits for the next ten years (note 19), including the estimate of new retirees during such future years.

5	Refers mainly to the expansion of a cement production line in the Philippines.

6
Future payments for the purchase of raw materials are presented based on contractual nominal cash flows. Future nominal payments for energy were estimated for all contractual commitments based on an aggregate average expected consumption per year using the future prices of energy established in the contracts for each period. Future payments also include Cemex’s commitments for the purchase of fuel. In addition, includes a contractual commitment with Neoris over a
5-year
contract from 2023 until 2027 for the acquisition by Cemex of digitalization services and solutions for an annual amount of $55. Moreover, it includes the Company’s commitments with six vendors for back-office services for an average annual amount of $60.

24.2)	OTHER COMMITMENTS
As of December 31, 2023 and 2022, Cemex was party to other commitments for several purposes, including the purchase of fuel and energy, the estimated future cash flows over maturity of which are presented in note 24.1. A description of the most significant contracts is as follows:

•
On February 8, 2022, Cemex renewed or entered into new agreements with six service providers in the fields of data processing services (back office) in finance, accounting and human resources; as well as Information Technology (“IT”) infrastructure services, support and maintenance of IT applications in the countries in which Cemex operates, for a tenure of five to seven years at an average annual cost of $60. These contracts replaced the agreements Cemex maintained with IBM, which expired on August 31, 2022.

•
Beginning in April 2016, in connection with the Ventika S.A.P.I. de C.V. and the Ventika II S.A.P.I. de C.V. wind farms (jointly “Ventikas”) located in the Mexican state of Nuevo Leon with a combined generation capacity of 252 Megawatts (“MW”), Cemex agreed to acquire a portion of the energy generated by Ventikas for its overall electricity needs in Mexico for a period of 20 years. The estimated annual cost of this agreement is $26 if Cemex receives all its energy allocation. Nonetheless, energy supply from wind is variable in nature and final amounts are determined considering the final MW per hour (“MWh”) effectively received at the agreed prices per unit.

•
Beginning in February 2010, for its overall electricity needs in Mexico, Cemex agreed with EURUS to purchase a portion of the electric energy generated for no less than 20 years. EURUS is a wind farm with an installed capacity of 250 MW operated by ACCIONA in the Mexican state of Oaxaca. The estimated annual cost of this agreement is $78 if Cemex receives all its energy allocation. Nonetheless, energy supply from wind sources is variable in nature and final amounts will be determined considering the final MWh effectively received at the agreed prices per unit.

•
Cemex maintains a commitment initiated in April 2004 to purchase the energy generated by Termoeléctrica del Golfo (“TEG”) until 2027 for its overall electricity needs in Mexico. The estimated annual cost of this agreement is $183 if Cemex receives all its energy allocation. Nonetheless, final amounts will be determined considering the final MWh effectively received at the agreed prices per unit.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Other commitments – continued

•
In regards to the above, Cemex also committed to supply TEG and another third-party electrical
energy generating plant adjacent to TEG with all fuel necessary for their operations until the year 2027, equivalent to 1.2 million tons of petroleum coke per year. Cemex covers its commitments under this agreement acquiring the volume of fuel from sources in the international markets and Mexico.

•
On October 24, 2018, Cemex, S.A.B. de C.V. entered into an energy financial hedge agreement in Mexico, commencing October 1, 2019 and for a period of 20 years. Through the contract, the Company fixed the megawatt hour cost over an electric energy volume of 400 thousand megawatts hour per year, through the payment of 25.375 Dollars per megawatt hour of electric power in exchange for a market price. The committed price to pay will increase by 1.5% annually. The differential between the agreed price and the market price is settled monthly. Cemex considers this agreement as a hedge for a portion of its aggregate consumption of electric energy in Mexico and recognizes the result of the exchange of price differentials described previously in the statements of income as a part of the costs of energy. During 2023, the Company received $3. Cemex, S.A.B. de C.V. does not record this agreement at fair value since there is no deep market for electric power in Mexico that would effectively allow for its valuation.

24.3)	COMMITMENTS FROM EMPLOYEE BENEFITS
In some countries, Cemex has self-insured health care benefits plans for its active employees, which are managed on cost-plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2023, in particular plans, Cemex has established stop-loss limits for continued medical assistance derived from a specific cause (e.g., an automobile accident, illness, etc.) ranging for a total limit of 550 thousand Dollars. In other plans, Cemex has established stop-loss limits per employee regardless of the number of events for a total cost of 2.5 million Dollars. The contingency for Cemex if all employees qualifying for health care benefits required medical services simultaneously is significant. However, Cemex believes this scenario is remote. The amount expensed through self-insured health care benefits was $72 in 2023, $64 in 2022 and $59 in 2021.

24.4)	CLIMATE CHANGE AND COMMITMENTS FOR THE REDUCTION OF CARBON DIOXIDE (“CO 2 ”) EMISSIONS (unaudited)
The cement industry releases CO
2
as part of the production process, mainly during the calcination of limestone, as well as CO
2
released through the use of fossil fuels in the kilns. Currently, it is estimated that the whole cement industry releases between 5% to 8% of global CO
2
emissions per year. In Cemex, from an estimated 57 million tons of gross CO
2
emissions per year, 63% are directly related to the production process (Scope 1), 5% are indirect emissions from electricity consumption (Scope 2) and the remaining 32% arise from activities related to the rest of the supply chain which includes supply and transportation (Scope 3).
Cemex has an agenda of medium-term and long-term initiatives aiming at significantly reducing its CO
2
emissions in order to align the Company’s efforts with the Paris Agreement objectives of limiting global warming to 1.5ºC above pre-industrial
levels. Cemex has defined its medium-term and long-term targets, which are mainly: 1) a greater than 47% reduction in CO
2
emissions by 2030, compared to its 1990 baseline in Scope 1 emissions; 2) achieve a 58% reduction in Scope 2 emissions by 2030 compared to a 2020 baseline; 3) achieve reductions by 2030 compared to a 2020 baseline, of 25% in CO
2
emissions per ton of purchased clinker and cement, 30% in transport emissions, 40% of Scope 3 emissions per ton of purchased fuels and 42% in absolute Scope 3 emissions from the use of traded fuels; and 4) reach net zero CO
2
emissions across the Company by 2050. Cemex’s 2030 targets for its cement business were verified by the Science-Based Targets initiative (“SBTi”) to be in line with the 1.5ºC scenario. Also, Cemex’s 2050 net-zero
roadmap was validated by SBTi. SBTi, the foremost entity on science-based climate action goals, drives ambitious climate action in the private sector by enabling companies to set science-based emissions reduction targets.
To meet Cemex’s 2030 targets, the objectives have an impact that ranges from
-10%
to +10% in the total cash payout of the annual executive variable compensation of the Chief Executive Officer, the top senior management, and 4,500 employees, eligible for executive variable compensation. Moreover, Cemex has detailed yearly CO
2
roadmaps developed for each cement plant which include, among other factors: a) the increasing use of alternative fuels and electricity from clean sources as well as combustion enhancers such as hydrogen, b) the increasing use of decarbonated or lower carbon raw materials and cementitious materials to reduce the clinker factor, as well as c) a roll-out
of other proven CO
2
reduction technologies and the investments required for their implementation.
Furthermore, to achieve the
net-zero
CO
2
emissions target globally by 2050, Cemex is working through an open innovation platform in which it partners and collaborates with start-ups,
universities, other industry players and entities from other industries along with the capabilities of Cemex’s Global Research and Development, Cemex Ventures, and the internal “Smart Innovation” process, Cemex is developing a robust research and development portfolio of projects aimed at identifying the most promising technologies to capture, store and utilize CO
2
. These new technologies should contribute beyond 2030 to fully decarbonize Cemex’s operations. To build this portfolio, Cemex is tapping into and expects to continue to tap government funding in Europe and the United States, where there are well established programs to foster innovation in the green technologies of the future. Cemex continues to pursue its strategy in the different markets where it operates.
As of the reporting date, there are no internal plans or commitments with local authorities to shut down operating assets due to climate change issues or concerns. For the years ended December 31, 2023, 2022 and 2021, the Company’s other expenses, net, in the statement of income, include expenses and losses associated with severe weather conditions of $3, $1 and $5, respectively, mainly related with winter storms in the United States in 2023, Hurricane Ian in 2022 and storms in Texas in 2021. As of December 31, 2023, Cemex does not expect additional investments, expenses, or losses in connection with these events of nature.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

25)	LEGAL PROCEEDINGS

25.1)	PROVISIONS RESULTING FROM LEGAL PROCEEDINGS
Cemex is involved in various significant legal proceedings, the adverse resolutions are deemed probable and imply the incurrence of losses and/or cash outflows or the delivery of other resources owned by Cemex. As a result, certain provisions and/or losses have been recognized in the financial statements, representing the best estimate of cash outflows. Cemex believes that it will not make significant expenditures over the amounts recorded. As of December 31, 2023, the details of the most significant events giving effect to provisions or losses are as follows:

•
As of December 31, 2023, Cemex accrued environmental remediation liabilities through its subsidiaries in the United Kingdom pertaining to closed and current landfill sites for the confinement of waste, representing the NPV of such obligations for an amount in Pounds sterling equivalent to $208. Expenditure was assessed and quantified over the period in which the sites have the potential to cause environmental harm, which is generally consistent with the views taken by the regulator as being up to 60 years from the date of closure. The assessed expenditure included the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure.

•
As of December 31, 2023, Cemex accrued environmental remediation liabilities through its subsidiaries in the United States for $45, related to: a) the disposal of various materials in accordance with past industry practice, which might currently be categorized as hazardous substances or wastes; and b) the cleanup of sites used or operated by Cemex, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages and a final resolution might take several years. Cemex does not believe that it will be required to spend significant sums on these matters more than the amounts previously recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with, or litigation against, potential sources of recovery have been completed.

•
In 2012, in connection with a contract entered into in 1990 (the “Quarry Contract”) by Cemex Granulats Rhône Méditerranée (“Cemex GRM”), one of Cemex’s subsidiaries in France, with SCI La Quinoniere (“SCI”) pursuant to which Cemex GRM had drilling rights to extract reserves and do quarry remediation at a quarry in the Rhône region of France, SCI filed a claim against Cemex GRM for breach of the Quarry Contract, requesting the rescission of such contract and damages plus interest for a revised amount in Euros equivalent to $61, arguing that Cemex GRM partially filled the quarry allegedly in breach of the terms of the Quarry Contract. After many hearings, resolutions and appeals over the years, on November 25, 2020, the expert appointed by the court of appeals determined a loss of profits of $0.70 and a cost of backfilling the quarry of $14 and stated that the damages suffered by SCI could only be set based on the loss of profits.

•
In 2020, Cemex had accrued a provision through its subsidiaries in France for $1 in connection with the best estimate of the remediation costs resulting from this claim. On November 23, 2022, the court handed down its decision to confirm the final report issued by the expert and determined that the damages of SCI were set at $0.70. SCI filed a notice of appeal before the Court of Cassation on February 20, 2023 and the Court of Cassation’s decision is expected to be issued in 2024. As of December 31, 2023, although the final amount may differ, Cemex considers that any such amount should not have a material adverse impact on Cemex’s results of operations, liquidity and financial condition.

25.2)	CONTINGENCIES FROM LEGAL PROCEEDINGS
Cemex is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable. Nonetheless, until all stages in the procedures are exhausted in each proceeding, Cemex cannot assure the achievement of a final favorable resolution.
As of December 31, 2023, the most significant contingencies with a quantification of the potential loss, when it is determinable and would not impair the outcome of the relevant proceeding, were as follows:

•
The European Commission has inspected Cemex’s offices in France and requested certain information relating to the business in France in the construction chemicals sector, which includes chemical admixtures and additives for use in concrete, cement and related construction products. Cemex is fully cooperating with the authorities conducting this investigation. The fact that this investigation is being conducted does not mean that the European Commission has concluded that Cemex has violated the law. As of December 31, 2023, due to the early stages of this investigation, Cemex is not able to assess the likely outcome of the investigation as it relates to us or whether it would have a material adverse impact on our results of operations, liquidity and financial condition.

•
Cemex’s operations in the United States received a grand jury subpoena issued by the Department of Justice (the “DOJ”) in connection with an investigation of possible antitrust law violations in the cement additives and concrete admixtures sector. Cemex is fully cooperating with the authorities conducting this investigation. The fact that this investigation is being conducted does not mean that the DOJ has concluded that Cemex has violated the law. As of December 31, 2023, due to the early stages of this investigation, we are not able to assess the likely outcome of the investigation as it relates to us or whether it would have a material adverse impact on our results of operations, liquidity and financial condition.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Contingencies from legal proceedings – continued

•
In August 2020, an individual filed a class action lawsuit (
Acción de Grupo
) with a Circuit Civil Court in Colombia against Cemex Colombia and two other gray Portland cement market participants (the “Colombian Class Action Defendants”). The lawsuit seeks compensation for damages arising from alleged cartel actions for which the Colombian Class Action Defendants were fined in December 2017. The complaint claims that the Colombian Class Action Defendants caused damages to all consumers of gray Portland cement in Colombia from 2010 to 2012. According to the plaintiff’s claims, the Colombian Class Action Defendants should be ordered to pay damages due to the higher price set on gray Portland cement in an amount in Colombian Pesos equivalent to $342 determined considering the sales of the three market participants in such period. After several procedures, the Circuit Civil Court ruled in favor of Cemex Colombia, dismissing the proceeding. The plaintiff appealed this decision on May 16, 2022, and, on July 11, 2022, the Circuit Civil Court ratified its decision to dismiss the case. The Superior Court of Bogota confirmed the dismissal on August 24, 2022. The plaintiff failed to challenge the dismissal, and therefore, the procedure has concluded.

•
On October 1, 2019, SEMARNAT published the basis for a trial emissions trading program. The pilot phase of the trial program concluded on December 31, 2021, and was followed by a
12-month
period ending on December 31, 2022 to transition to the operative stage. The Mexican Emissions Trading System (“Mexican ETS”) is expected to enter its Phase I starting January 1, 2024 and conclude on December 31, 2026, followed by its Phase II, is expected to last from January 1, 2027 to December 31, 2030. The operating rules for Phase I of the Mexican ETS are under review by the SEMARNAT and are expected to be issued in June 2024. For Phase I, the SEMARNAT will publish growth projections factors and corresponding free allocations of allowances for the cement, steel, energy, and chemical sectors which, as of December 31, 2023, are still being drafted. As of December 31, 2023, we are unable to determine if Phase I of the Mexican ETS will have a material adverse impact on our results of operations, liquidity and financial condition.

•
As of December 31, 2023, levies in effect in several Mexican states on the extraction of raw materials range from an amount to $0.67 Dollars to $9.17 Dollars per m3 and levies on GHG emissions range from $2.5 Dollars to $34.2 Dollars per ton. As of December 31, 2023, Cemex has filed constitutional challenges against these levies. If Cemex is unable to obtain favorable resolutions relating to these constitutional challenges, Cemex expects that the aggregate impact of these levies would have a material adverse impact on Cemex’s results of operations, liquidity, and financial condition.

•
On September 20, 2018, triggered by heavy rainfall, a landslide causing damages and fatalities (the “Landslide”) occurred in a site located within an area covered by mining rights of APO Land & Quarry Corporation (“ALQC”) in Naga City, Cebu, Philippines. ALQC is a principal raw material supplier of APO Cement Corporation (“APO”), a wholly owned subsidiary of CHP. Cemex indirectly owns a minority 40% stake in ALQC. On November 19, 2018, 40 individuals and one legal entity (on behalf of 8,000 individuals allegedly affected by the Landslide) filed an environmental class action lawsuit at the Regional Trial Court (the “Court”) of Talisay, Cebu, against CHP, ALQC, APO, the Mines and Geosciences Bureau of the Department of Environment and Natural Resources, the City Government of Naga, and the Province of Cebu. Plaintiffs claim that the Landslide occurred because of the defendants’ gross negligence and seek, among other relief, (a) damages for an amount in Philippine Pesos equivalent to $78, (b) a rehabilitation fund for an amount in Philippine Pesos equivalent to $9, and (c) the issuance of a Temporary Environment Protection Order against ALQC aiming to prevent ALQC from performing further quarrying activities while the case is still pending. This last request was rejected by the Court on August 16, 2019, and after reconsideration, the resolution became final on December 5, 2020. Moreover, on September 30, 2019, the Court dismissed the case against CHP and APO and this resolution became final on May 4, 2023 when the Court issued a certificate of finality confirming the dismissal. This certificate of finality deems the Court’s order partially granting CHP’s, APO’s and ALQC’s affirmative defenses as final and executory, and dismisses the case against APO, CHP, and all public defendants, and the damage claims against ALQC. As of December 31, 2023, only ALQC remains as a private defendant in the case regarding the environmental aspect of ALQC’s supposed violation of the Philippine Mining Act which purportedly caused damage to the environment and allegedly made ALQC liable for clean-up
and rehabilitation.

•
In December 2016, the Parent Company received subpoenas from the SEC seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo Project. These subpoenas do not mean that the SEC has concluded that the Parent Company or any of its affiliates violated the law. On March 12, 2018, the DOJ issued a grand jury subpoena to the Parent Company relating to its operations in Colombia and other jurisdictions. In 2020, the Company delivered all of the information and documentation that had been requested and has not received any more requests since then. The Parent Company intends to continue to cooperate fully with the SEC, the DOJ and any other investigate entity. As of December 31, 2023, the Parent Company is unable to predict the duration, scope, or outcome of either the SEC investigation or the DOJ investigation, or any other investigation that may arise, or, because of the current status of the SEC investigation and the preliminary nature of the DOJ investigation, the potential sanctions which could be borne by the Parent Company, or if such sanctions, if any, would have a material adverse impact on Cemex results of operations, liquidity or financial position.

•
In September 2012, in connection with a lawsuit submitted to a first instance court in Assiut, Egypt in 2011, the first instance court of Assiut issued a resolution to nullify the Share Purchase Agreement (the “SPA”) pursuant to which Cemex acquired in 1999 a controlling interest in Assiut Cement Company (“ACC”). In addition, during 2011 and 2012, lawsuits seeking, among other things, the annulment of the SPA were filed by different plaintiffs, including 25 former employees of ACC, before Cairo’s State Council. After several appeals, hearings and resolutions over the years, the cases were pending in Cairo’s 7 th
Circuit State Council Administrative Judiciary Court. On January 14, 2023, the High Constitutional Court determined that the Law 32/2014, pursuant to which the validity of the SPA is recognized, and which protects Cemex’s investments in Egypt, is constitutional. Following this resolution, the 7th Circuit of Cairo’ State Council Administrative Judiciary Court dismissed the claims due to the lack of legal standing of the plaintiffs in the application of Law 32/2014 on February 25, 2023. As the plaintiffs failed to challenge this dismissal within the legally prescribed term of 60 days, the resolution is final and definitive, and these proceedings are considered closed.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Contingencies from legal proceedings – continued

In addition to the legal proceedings described above in notes 25.1 and 25.2, as of December 31, 2023, Cemex is involved in various legal proceedings of lesser impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions or divestitures; 4) claims to revoke permits and/or concessions; and 5) other diverse civil, administrative, commercial and lawless actions. Cemex considers that in those instances in which obligations have been incurred, Cemex has accrued adequate provisions to cover the related risks. Cemex believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, Cemex is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, Cemex may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case
basis would seriously prejudice Cemex’s position in the ongoing legal proceedings or any related settlement discussions. Accordingly, in these cases, Cemex has disclosed qualitative information with respect to the nature and characteristics of the contingency but has not disclosed the estimate of the range of potential loss.

25.3)	OTHER SIGNIFICANT PROCESSES
In connection with the integrated cement plant located in the municipality of Maceo, Colombia (the “Maceo Plant”), as described in note 15.1, as of December 31, 2023, the Maceo Plant has not initiated commercial operations considering several significant administrative processes and legal proceedings. The evolution and status of the main issues related to the Maceo Plant are described as follows:

•
As of December 31, 2023, the land over which the Maceo Plant was constructed, the mining concession, the environmental license and the shares of Zona Franca Especial Cementera del Magdalena Medio S.A.S. (“Zomam”) (holder of the free trade zone concession), acquired in 2012 from CI Calizas y Minerales S.A. (“CI Calizas”), are held under a domain extinction proceeding that was linked to a former shareholder of CI Calizas by Colombia’s Attorney General (the “Attorney General”) in which, among other measures, suspended CI Calizas’ ability to transfer certain assets (land, mining concession, environmental license, shares of Zomam with the corresponding free trade zone benefits and other related assets required to build a cement plant) to Cemex Colombia that Cemex Colombia had acquired from CI Calizas in 2012 as mentioned above.

•
As of the financial statements date, although Cemex Colombia acted in good faith and free of guilt in the acquisition process in 2012, pursuant to the domain extinction proceeding initiated in December 2012, which has not finalized and which may still take several more years, Cemex Colombia does not have the legal representation of Zomam, is not the rightful owner of the land over which the Maceo Plant was constructed and is not the assigned beneficiary of the corresponding mining concession.

•
In December 2020, Cemex Colombia presented to the Business Superintendency of Colombia (
Superintendencia de Sociedades de Colombia
or the “Business Superintendency”), a recourse seeking the invalidity and, alternatively, the nullity or the inexistence of the equity contribution in-kind
carried out by Cemex Colombia to Zomam in December 2015 by means of which a portion of the Maceo Plant’s assets were contributed to this entity. On December 6, 2022, the Business Superintendency issued an adverse resolution to Cemex Colombia in relation to this recourse; and, as of December 31, 2023, this resolution is under review by the Colombian Supreme Court.

•
Considering the domain extinction proceeding mentioned above, in April 2019, Cemex Colombia, its direct holding company and another of its subsidiaries reached a conciliatory agreement with the Sociedad de Activos Especiales, S.A.S. (the “SAE”) and CI Calizas before the Attorney General’s Office and signed jointly with CI Calizas and Zomam, with the authorization of the SAE as delegate of these last two companies on behalf of the State, a contract of Mining Operation, Manufacturing and Delivery Services and Leasing of Properties for Cement Production (the “Operation Contract”), which allows Cemex Colombia to continue using the assets for an initial term of 21 years that can be extended for ten
additional years under certain conditions. The Operation Contract includes the following payments:

◾
Once the Maceo Plant begins commercial operations, Cemex Colombia and/or a subsidiary
will pay on a quarterly basis: a) 0.9% of the net sales resulting from the cement produced in the plant as compensation to CI Calizas for the right of Cemex Colombia to extract and use the mineral reserves; and b) 0.8% of the net sales resulting from the cement produced in the plant as payment to Zomam for cement manufacturing and delivery services, as long as Zomam maintains the free trade zone benefit, or, 0.3% in case that Zomam losses such benefit.

◾
The Operation Contract will continue in force regardless of the result in the domain extinction proceeding, except if the applicable criminal judge recognizes ownership rights of the assets under the domain extinction proceeding to Cemex Colombia and one of its affiliates, in which case the Operation Contract would no longer be needed and would be terminated, considering that Cemex Colombia and its affiliate would be the owners of the corresponding assets.

•
As of December 31, 2023, Cemex believes that it would be able to keep ownership of the Maceo Plant. Nevertheless, if the domain extinction proceeding over the assets is ordered in favor of the Colombian State, and if the assets were adjudicated to a third party in a public tender offer, by virtue of the Operation Contract, such third party would have to subrogate to such contract. As of December 31, 2023, Cemex is not able to estimate whether the domain extinction proceeding over the assets will be ordered in favor of the Colombian State, or, if applicable, if the assets would be adjudicated to a third party in a public tender offer.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Maceo Plant – continued

•
To begin operations under the Operation Contract, the following mandatory conditions must be completed: (a) extend the environmental license to permit the extraction of the required minerals to produce at least 950 thousand tons of cement; (b) permit for the extraction of limestone and other minerals under the mining concession to achieve the minimum production of 950 thousand tons of cement under the environmental license, once the environmental license would be extended; (c) the partial and definitive subtraction of a portion of the plant from the Integrated Management District of the Canyon of the Alicante River (“IMD”) required to extract minerals to produce at least 950 thousand tons of cement; (d) obtaining all environmental permits and authorizations, including the release of any lockdown; (e) any permits required to conclude the access road and the plant’s employees housing; and (f) any applicable urban permits and authorizations. These conditions have been evolving, presenting the following progress:

◾
In September 2019, Corantioquia’s Directive Council, the regional environmental authority (“Corantioquia”), approved the subtraction of a portion of the plant from the IMD. In addition, in February 2021, Corantioquia notified CI Calizas of the modification of the environmental license allowing the extraction of up to 990 thousand tons of minerals (clay and limestone) to produce up to 1.5 million metric tons of cement annually and in April 2023, the Secretary of Mines of the Antioquia’s Government granted the permit for the extraction of limestone and other minerals above the 950 thousand tons of cement. As of the date of the financial statements, the Company is working with the authorities to expand the environmental extraction license mentioned above that would allow the production of up to 1.5 million tons from Maceo Plant’s quarry without the need to bring minerals from other locations.

◾
Regarding the permits to conclude the construction of several sections of the access road, in December 2020, Maceo’s municipality issued a decree establishing the public utility of the access road, required for both, to obtain the permits to acquire the required land and build the remainder of the road. In respect to the modification of the permitted land use where the project is located, Cemex Colombia received favorable criteria from Corantioquia regarding the change of land use because of the approval for the subtraction from the IMD, which was endorsed by the municipality of Maceo in August 2020, which allows for an industrial and mining use compatible with the project.

◾	In addition, in June 2022, the Ministry of Commerce, Industry and Tourism granted Zomam the extension of the free trade zone area, which now covers the full area of the Maceo Plant.

◾
In spite of the developments above, which represent significant progress for the commissioning of the Maceo Plant, the beginning of commercial operations remains subject mainly to the conclusion of the access road and the authorization required from the owners of land plots adjacent to the Maceo Plant, as well as the extension of the environmental extraction permit that would allow the production of up to 1.5 million tons from Maceo Plant’s quarry. As of the date of these financial statements the estimated conclusion of the mandatory conditions cannot be established. Cemex Colombia continues working to resolve these matters as soon as possible.

26)	RELATED PARTIES
All significant balances and transactions between the entities that constitute Cemex have been eliminated in the preparation of the consolidated financial statements. These balances with related parties resulted primarily from: (i) the sale and purchase of goods between group entities; (ii) the sale and/or acquisition of subsidiaries’ shares within Cemex; (iii) the invoicing of administrative services, rentals, trademarks and commercial name rights, royalties and other services rendered between group entities; and (iv) loans between related parties. When market prices and/or market conditions are not readily available, Cemex conducts transfer pricing studies in the countries in which it operates to comply with regulations applicable to transactions between related parties.
The definition of related parties includes entities or individuals outside Cemex, who, may take advantage of being in a privileged situation due to their relationship with Cemex. Likewise, this applies to cases where Cemex may take advantage of such relationships and benefit from its financial position or operating results.
For the years ended December 31, 2023, 2022 and 2021, in the ordinary course of business, Cemex has entered into transactions with related parties for the sale and/or purchase of products, the sale and/or purchase of services or the lease of assets, all of which are not significant for Cemex and, except for the transactions mentioned below, to the best of Cemex’s knowledge are not significant to the related party, are incurred for non-significant
amounts for Cemex and are executed under conditions following the same authorizations applied to other third parties. These identified transactions, which involved members of the Parent Company’s Board of Directors and senior management, as applicable, are reviewed by the Parent Company’s Board of Directors Corporate Practices and Finance Committee and approved or ratified at least annually by the Parent Company’s Board of Directors, as per Cemex’s applicable policies on conflicts of interest and related person transactions. These transactions with related parties also include transactions with subsidiaries with significant non-controlling
interests, such as TCL, Caribbean Cement Company Limited and CHP; with other companies in which Cemex has a non-controlling
position, such as Neoris, GCC and Lehigh White Cement Company; with companies in which the Parent Company’s Board of Director members are members of such company’s board of directors, like FEMSA, S.A.B. de C.V., Carza, S.A.P.I. de C.V., Nemak, S.A.B. de C.V., NEG Natural, S.A. de C.V.; and with companies at which members of Cemex’s senior management have family members such as Cementos Españoles de Bombeo, S. de R.L. (“CEB”), all of which are also reviewed by the Parent Company’s Board of Directors Corporate Practices and Finance Committee and approved or ratified at least annually by the Parent Company’s Board of Directors.
For Cemex, except as set forth below, none of these transactions executed in 2023 are material to be disclosed separately. In addition, during the same periods, no member of Cemex, S.A.B. de C.V.’s senior management or Board of Directors had any outstanding loans with Cemex.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Related parties – continued

The most important transactions with related parties during 2023 included in Cemex’s financial statements were as follows:

•
Cemex has a Master Services Agreement pursuant to which Cemex receives information technology services and solutions globally from Neoris. For the year 2023, Cemex incurred in consulting services from Neoris for $94. Cemex holds a 35% equity interest in Neoris and some of Cemex’s employees are members of the board of directors of Neoris.

•	For the year 2023, Cemex incurred services from CEB, a provider of ready-mix pumping services to Cemex’s customers in Mexico for $55.
For the years 2023, 2022 and 2021, the aggregate compensation paid to members of Cemex, S.A.B. de C.V.’ Board of Directors, including alternate directors, and Cemex’s senior management was $71, $44 and $50, respectively. Of these amounts, $24 in 2023, $29 in 2022, $26 in 2021, were paid as base compensation plus performance bonuses, including pension and post-employment benefits. In addition, $47 in 2023, $15 in 2022 and $24 in 2021 of the aggregate amounts in each year, corresponded to allocations of ADSs under Cemex’s executive share-based compensation programs.

27)	PRINCIPAL SUBSIDIARIES
As mentioned in notes 4.3 and 21.4, as of December 31, 2023 and 2022, there are non-controlling
interests in certain consolidated entities that are in turn holding companies of relevant operations. The principal subsidiaries as of December 31, 2023 and 2022, which ownership interest is presented according to the interest maintained by Cemex, were as follows:

		% Interest

Subsidiary	Country	2023	2022

Cemex España, S.A. 1	Spain	99.9	99.9
Cemex, Inc.	United States of America	100.0	100.0
Cemex Nicaragua, S.A. 2	Nicaragua	100.0	100.0
Assiut Cement Company	Egypt	95.8	95.8
Cemex Colombia, S.A. 3	Colombia	99.7	99.7
Cemento Bayano, S.A. 4	Panama	99.5	99.5
Cemex Dominicana, S.A.	Dominican Republic	100.0	100.0
Trinidad Cement Limited	Trinidad and Tobago	69.8	69.8
Caribbean Cement Company Limited 5	Jamaica	79.0	79.0
Cemex de Puerto Rico Inc.	Puerto Rico	100.0	100.0
Cemex France Gestion (S.A.S.)	France	100.0	100.0
Cemex Holdings Philippines, Inc. 6	Philippines	89.9	77.9
Solid Cement Corporation 7	Philippines	100.0	100.0
APO Cement Corporation 7	Philippines	100.0	100.0
Cemex U.K.	United Kingdom	100.0	100.0
Cemex Deutschland, AG.	Germany	100.0	100.0
Cemex Czech Republic, s.r.o.	Czech Republic	100.0	100.0
Cemex Polska sp. Z.o.o.	Poland	100.0	100.0
Cemex Holdings (Israel) Ltd.	Israel	100.0	100.0
Cemex Topmix LLC, Cemex Supermix LLC and Cemex Falcon LLC 8	United Arab Emirates	100.0	100.0
Cemex International Trading LLC 9	United States of America	100.0	100.0
Sunbulk Shipping Limited 10	Bahamas	100.0	100.0

1	Cemex España is the direct or indirect holding company of most of Cemex’s international operations .

2	Represents Cemex Colombia’s 99% interest and CLH’s 1% interest held indirectly through another subsidiary of CLH.

3	Represents CLH’s direct and indirect interest in ordinary and preferred shares, including own shares held in Cemex Colombia’s treasury.

4	Represents CLH’s 99.483% indirect interest in ordinary shares, which excludes a 0.516% interest held in Cemento Bayano, S.A.’s treasury.

5
Represents the aggregate ownership interest of Cemex in this entity of 79.04%, which includes TCL’s 74.08% direct and indirect interest and Cemex’s 4.96% indirect interest held through other subsidiaries.

6
Cemex’s operations in the Philippines are conducted through CHP, a subsidiary incorporated in the Philippines, which since July 2016 trades its ordinary shares on the Philippines Stock Exchange under the symbol CHP (note 21.4)

7	Represents CHP’s direct and indirect interest.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Principal subsidiaries – continued

8	Cemex España indirectly owns a 49% equity interest in each of these entities and indirectly holds the remaining 51% of the economic benefits, through agreements with other shareholders.

9	Cemex International Trading LLC is involved in the international trading of Cemex’s products and fuel commercialization.

10
Sunbulk Shipping Limited is involved mainly in maritime and land transportation and/or shipping of goods worldwide and the handling, administration, and hiring of shipments and cargo at ports, terminals and other loading and unloading destinations worldwide, as well as the offering and contracting of services in relation thereto for Cemex’s trading entities and operations.

28)	MATERIAL ACCOUNTING POLICIES

28.1)	PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include those of Cemex, S.A.B. de C.V. and those of all controlled entities. Balances and operations between related parties are eliminated in consolidation.
Investments in associates and joint controlled entities are accounted for by the equity method. The equity method reflects the investee’s original cost and Cemex’s share of the investee’s equity and earnings after acquisition.

28.2)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS
The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates. The main items subject to significant estimates and assumptions by management include impairment tests of long-lived assets, recognition of deferred income tax assets, the recognition of uncertain tax positions, the measurement of asset retirement obligations, as well as provisions regarding legal proceedings and environmental liabilities, among others. Significant judgment is required by management to appropriately assess the amounts of these concepts.

28.3)	FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS
Transactions denominated in foreign currencies are recorded in the functional currency of each consolidated entity at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency of each consolidated entity at the exchange rates prevailing at the statement of financial position date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness associated with the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency, whose settlement is neither planned nor likely to occur in the foreseeable future and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against “Other equity reserves,” as part of the foreign currency translation adjustment (note 21.2) until the disposal of the foreign net investment, at which time, the accumulated amount in equity is recycled through the statement of income as part of the gain or loss on disposal.
The financial statements of consolidated entities, as determined using their respective functional currency, are translated to Dollars at the closing exchange rate for the statement of financial position and at the closing exchange rates of each month within the period for the statements of income. The functional currency is that in which each consolidated entity primarily generates and expends cash. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other comprehensive income for the period as part of the foreign currency translation adjustment (note 21.2) until the disposal of the net investment in the consolidated entity.
Considering its integrated activities, for purposes of functional currency, the Parent Company deemed to have two divisions, one related with its financial and holding company activities, in which the functional currency is the Dollar for all assets, liabilities and transactions associated with these activities, and another division related with the Parent Company’s operating activities in Mexico, in which the functional currency is the Peso for all assets, liabilities and transactions associated with these activities.
The most significant closing exchange rates for the statement of financial position and the approximate average exchange rates (as determined using the closing exchange rates of each month within the period) for the statements of income with respect Cemex’s main functional currencies to the Dollar as of December 31, 2023, 2022 and 2021, were as follows:

	2023		2022		2021

Currency	Closing	Average	Closing	Average	Closing	Average

Peso	16.9700	17.6300	19.5000	20.0274	20.5000	20.4266
Euro	0.9059	0.9227	0.9344	0.9522	0.8789	0.8467
British Pound Sterling	0.7852	0.8019	0.8266	0.8139	0.7395	0.7262
Colombian Peso	3,822	4,272	4,810	4,277	3,981	3,783

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

28.4)	FINANCIAL INSTRUMENTS
Classification and measurement of financial instruments
Financial assets are classified as “Held to collect” and measured at amortized cost when they meet both of the following conditions and are not designated as at fair value through profit or loss: a) are held within a business model whose objective is to hold assets to collect contractual cash flows; and b) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Amortized cost represents the NPV of the consideration receivable or payable as of the transaction date. This classification of financial assets comprises the following captions:

•	Cash and cash equivalents (note 9).

•
Trade accounts receivable, other current accounts receivable and other current assets (notes 10 and 11). Due to their short-term nature, Cemex initially recognizes these assets at the original invoiced or transaction amount less expected credit losses, as explained below.

•
Trade accounts receivable sold under securitization programs, in which certain residual interest in the trade accounts receivable sold in case of recovery failure and continued involvement in such assets is maintained, do not qualify for derecognition and are maintained in the statement of financial position (notes 10 and 17.2).

•
Investments and
non-current
accounts receivable (note 14.2). Subsequent changes in effects from amortized cost are recognized in the statement of income as part of “Financial income and other items, net.”

Certain strategic investments are measured at fair value through other comprehensive income within “Other equity reserves” (note 14.2). Cemex does not maintain financial assets “Held to collect and sell” whose business model has the objective of collecting contractual cash flows and then selling those financial assets.
The financial assets that are not classified as “Held to collect” or that do not have strategic characteristics fall into the residual category of held at fair value through the statement of income as part of “Financial income and other items, net” (note 14.2).
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
Derivative financial instruments are recognized as assets or liabilities in the statement of financial position at their estimated fair values, and the changes in such fair values are recognized in the statement of income within “Financial income and other items, net” for the period in which they occur, except in the case of hedging instruments as described below.
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
In cash flow hedges, the effective portion of changes in fair value of derivative instruments are recognized in stockholders’ equity within other equity reserves and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. In hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result within “Other equity reserves” (note 28.3), whose reversal to earnings would take place upon disposal of the foreign investment. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, Cemex believes the risk of non-performance
of the obligations agreed to by such counterparties to be minimal.
Impairment of financial assets
Impairment losses of financial assets, including trade accounts receivable, are recognized using the Expected Credit Loss model (“ECL”) for the entire lifetime of such financial assets on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if a loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. For purposes of the ECL model of trade accounts receivable, on a country-by-country
basis, Cemex segments its accounts receivable by type of client, homogeneous credit risk and days past due and determines for each segment an average rate of ECL, considering actual credit loss experience generally over the last 12 months and analyses of future delinquency, that is applied to the balance of the accounts receivable. The average ECL rate increases in each segment of days past due until the rate is 100% for the segment of 365 days or more past due.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Costs incurred in the issuance of debt or borrowings
Direct costs incurred in debt issuances or borrowings, as well as debt refinancing or non-substantial
modifications
to debt agreements that did not represent an extinguishment of debt by considering that the holders and the relevant economic terms of the new instrument are not substantially different to the replaced instrument, adjust the carrying amount of the related debt and are amortized as interest expense as part of the effective interest rate of each instrument over its maturity. These costs include commissions and professional fees. Costs incurred in the extinguishment of debt, as well as debt refinancing or modifications to debt agreements, when the new instrument is substantially different from the old instrument according to a qualitative and quantitative analysis, are recognized in the statement of income as incurred.
Leases (notes 15 and 17.2)
At the inception of a contract, Cemex assesses whether a contract is or contains, a lease. A contract is, or contains a lease, if at the inception of the contract, it conveys the right to control the use of an identified asset for a period in exchange for consideration. Pursuant to IFRS 16, leases are recognized as financial liabilities against assets for the right-of-use,
measured at their commencement date as the NPV of the future contractual fixed payments, using the interest rate implicit in the lease or, if that rate cannot be readily determined, Cemex’s incremental borrowing rate. Cemex determines its incremental borrowing rate by obtaining interest rates from its external financing sources and makes certain adjustments to reflect the term of the lease, the type of the asset leased and the economic environment in which the asset is leased.
Cemex does not separate the
non-lease
component from the lease component included in the same contract. Lease payments included in the measurement of the lease liability comprise contractual rental fixed payments, less incentives, fixed payments of non-lease
components and the value of a purchase option, to the extent that option is highly probable to be exercised or is considered a bargain purchase option. Interest incurred under the financial obligations related to lease contracts is recognized as part of the “Interest expense” line item in the statement of income.
At the commencement date or on modification of a contract that contains a lease component, Cemex allocates the consideration in the contract to each lease component based on their relative stand-alone prices. Cemex applies the recognition exception for lease terms of 12 months or less and contracts of low-value
assets and recognizes the lease payment of these leases as rental expense in the statement of income over the lease term. Cemex defined the lease contracts for office and computer equipment as low-value
assets.
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

28.5)	PROPERTY, MACHINERY AND EQUIPMENT AND ASSETS FOR THE RIGHT-OF-USE (note 15)
Property, machinery and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and impairment losses. Depreciation of fixed assets is recognized as part of cost and operating expenses (notes 5 and 6) and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production
method. Periodic maintenance of fixed assets is expensed as incurred. Advances to suppliers of fixed assets are presented as part of other long-term accounts receivable.
Assets for the
right-of-use
related to leases are initially measured at cost, which comprises the initial amount of the lease liability adjusted by any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle, remove or restore the underlying asset, less any lease incentives received. Assets for the right-of-use
are generally depreciated using the straight-line method from the commencement date to the end of the lease term. Assets for the right-of-use
may be reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
Cemex capitalizes, as part of the related cost of fixed assets, interest expense from existing debt during the construction or installation period of qualifying fixed assets, considering Cemex’s corporate average interest rate and the average balance of investments in process for the period.

28.6)	BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS (notes 4.1 and 16)
The consideration transferred in business combinations is allocated to all assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. Any unallocated portion of the consideration transferred represents goodwill, which is not amortized and is subject to periodic impairment tests (note 28.7). Costs associated with the acquisition are expensed in the statement of income as incurred.
Intangible assets are recognized at their acquisition or development cost, as applicable, when probable future economic benefits are identified and there is evidence of control over such benefits. Definite life intangible assets are amortized on a straight-line basis or using the units-of-production
method, as applicable, as part of operating costs and expenses (notes 5 and 6). Direct costs incurred in the development stage of computer software for internal use are capitalized and amortized through the operating results over the useful life of the software, which, on average is five years.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Other intangible assets – continued

Cemex’s extraction rights have a weighted average useful life of 83 years, depending on the sector and the expected life of the related reserves. Except for extraction rights which are amortized using the units-of-production
method and/or as otherwise indicated, Cemex’s intangible assets are amortized on a straight-line basis over their useful lives that range on average from 3 to 20 years.

28.7)	IMPAIRMENT OF LONG-LIVED ASSETS (notes 15 and 16)
Property, machinery and equipment, assets for the
right-of-use,
intangible assets of definite life and other investments
These assets are tested for impairment upon the occurrence of internal or external impairment indicators. Impairment losses, corresponding to the excess of the asset’s carrying amount over its recoverable amount, are recorded within “Other expenses, net.” Recoverable amounts, which include the NPV of future projected cash flows arising from the asset over its useful life (value in use), are determined considering market economic assumptions.
Goodwill
Goodwill is tested for impairment when required upon the occurrence of internal or external indicators of impairment or at least once a year, during the last quarter of such year, at the level of the group of cash-generating units (“CGUs”) to which goodwill balances were allocated by determining the recoverable amount of such group of CGUs, corresponding to the NPV of estimated future cash flows to be generated by such CGUs over periods of 5 years plus terminal value (value in use). An impairment loss is recognized within “Other expenses, net” when the recoverable amount is lower than the net book value of the group of CGUs. Impairment charges recognized on goodwill are not reversed in subsequent periods.
The reportable segments reported by Cemex (note 4.3), represent Cemex’s groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment and represent the lowest level within Cemex at which goodwill is monitored internally by management.

28.8)	PROVISIONS (notes 18, 24 and 25)
Cemex recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would require cash outflows, or the delivery of other resources owned by the Company. As of December 31, 2023 and 2022, some significant proceedings that gave rise to a portion of the carrying amount of Cemex’s other current and non-current
liabilities and provisions are detailed in note 25.1.
Obligations or losses related to contingencies are qualitatively disclosed in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on an incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements.

28.9)	PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS (note 19)
Defined contribution pension plans
The costs of defined contribution pension plans are recognized in the operating results as they are incurred. Liabilities arising from such plans are settled through cash transfers to the employees’ retirement accounts, without generating future obligations.
Defined benefit pension plans and other post-employment benefits
The costs associated with defined benefit pension plans and other post-employment benefits, generally comprised of health care benefits, life insurance and seniority premiums, are recognized services are rendered by the employees based on actuarial estimations of the benefits’ present value considering the advice of external actuaries. For certain pension plans, Cemex has created irrevocable trust funds to cover future benefit payments (“plan assets”). These plan assets are valued at their estimated fair value at the statement of financial position date. All actuarial gains and losses for the period, related to differences between the projected and real actuarial assumptions at the end of the period, as well as the difference between the expected and actual return on plan assets, are recognized as part of “Other items of comprehensive income, net” within stockholders’ equity.
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
Termination benefits
Termination benefits, not associated with a restructuring event, which mainly represent severance payments by law, are recognized in the operating results for the period in which they are incurred. In the event of restructuring it is recognized within “Other expenses, net.”

28.10)	INCOME TAXES (note 20)
The income taxes reflected in the statement of income include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary, reflecting any uncertainty in income tax treatments and include the effects measured in each subsidiary by applying the enacted statutory income tax rate at the end of the reporting period. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Deferred income taxes

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
Uncertain tax positions
The income tax effects of uncertain tax positions are recognized when it is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position with full knowledge of all relevant information. For each position, Cemex considers its probability, regardless of its relation to any broader tax settlement. The probability threshold represents a positive assertion by management that Cemex is entitled to the economic benefits of a tax position. If a tax position is considered not probable to be sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the statements of income based on the Company’s analysis of the nature of such interest and penalties, considering recent IFRS Interpretations Committee guidance.
Effective income tax rate
The effective income tax rate is determined by dividing the line item “Income tax” by the line item “Earnings before income tax.” This effective tax rate is further reconciled to Cemex’s statutory tax rate applicable in Mexico (note 20.3). A significant effect on Cemex’s effective tax rate and consequently on the reconciliation of Cemex’s effective tax rate, relates to the difference between the statutory income tax rate in Mexico of 30% and the applicable income tax rates of each country where Cemex operates.
For the years ended December 31, 2023, 2022 and 2021, the statutory tax rates in Cemex’s main operations were as follows:

Country	2023	2022	2021
Mexico	30.0%	30.0%	30.0%
United States	21.0%	21.0%	21.0%
United Kingdom	23.5%	19.0%	19.0%
France	25.8%	25.8%	28.4%
Germany	28.2%	28.2%	28.2%
Spain	25.0%	25.0%	25.0%
Philippines	25.0%	25.0%	25.0%
Israel	23.0%	23.0%	23.0%
Colombia	35.0%	35.0%	31.0%
Others	5.5% – 30.0%	5.5% – 30.0%	5.5% – 30.0%

Cemex’s current and deferred income tax amounts included in the statement of income for the period are highly variable, and are subject, among other factors, to taxable income determined in each jurisdiction in which Cemex operates. Such amounts of taxable income depend on factors such as sale volumes and prices, costs and expenses, exchange rate fluctuations and interest on debt, among others, as well as the estimated tax assets at the end of the period due to the expected future generation of taxable gains in each jurisdiction.
Global minimum tax
On July 10, 2021, the intergovernmental international group promoting economic and financial cooperation known as G20 endorsed the key components of the Pillar Two tax reform that was agreed by 132 countries and jurisdictions (Inclusive Framework on Base Erosion and Profit Shifting or the “Inclusive Framework”). The key components of Pillar Two, which are commonly referred to as the “global minimum tax” introduce a minimum effective tax rate of at least 15%, calculated based on a specific rule set, known as “GloBE model rules”, which was published on December 20, 2021, by the Organization for Economic
Co-operation
and Development (“OECD”), as approved by the Inclusive Framework. Groups with an effective tax rate below the minimum in any particular jurisdiction would be required to pay top-up
tax at the level of the ultimate parent entity or the intermediate parent entities, as applicable, based on the Income Inclusion Rule. The global minimum tax would be applied to groups with annual revenue of at least 750 million Euros. Among the countries in which Cemex operates, the minimum tax rules, which are effective January 1, 2024, have been endorsed by Switzerland and the EU, and consequently, they will start to apply at the level of Cemex’s Swiss and Spanish intermediate parent entities, each considering all their corresponding subsidiaries. For instance, if the effective tax rate of a jurisdiction where subsidiaries of Cemex España operate as determined using each individual entity’s financial statements (considering certain adjustments) is below 15% on a combined basis, Cemex España would then need to pay in Spain the difference between the implied effective tax rate and the minimum tax rate of 15%, unless a Qualified Domestic Minimum
Top-up
Tax is in effect, in which case, any
top-up
tax would be paid in such jurisdiction. Cemex is currently analyzing Pillar Two implementation and preliminarily considers that effects will not be significant.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)
28.11)	STOCKHOLDERS’ EQUITY

Other equity reserves and subordinated notes (note 21.2)
Groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity, and includes the comprehensive income, which reflects certain changes in stockholders’ equity that do not result from investments by owners and distributions to owners.
Beginning in June 2021, this line item includes the balance of the 2021 Subordinated Notes with no fixed maturity issued by the Parent Company. Considering that the Parent Company’s subordinated notes have no fixed maturity date, there is no contractual obligation for the Parent Company to deliver cash or any other financial assets, the payment of principal and interest may be deferred indefinitely at the sole discretion of Cemex and specific redemption events, are entirely under the Parent Company’s control, under applicable IFRS, the Subordinated Notes qualify as equity instruments and are classified within controlling interest stockholders’ equity. In addition, this line item includes the accrued interest under Subordinated Notes.
The most significant items within “Other equity reserves and subordinated notes” during the reported periods are as follows:
Items of “Other equity reserves and subordinated notes” included within other comprehensive income:

•
Currency translation effects from the translation of foreign subsidiaries, net of: a) exchange results from foreign currency debt directly related to the acquisition of foreign subsidiaries; and b) exchange results from foreign currency related parties’ balances that are of a non-current
investment class (note 28.3);

•
The effective portion of the valuation and liquidation effects from derivative financial instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 28.4);

•	Changes in fair value of other investments in strategic securities (note 28.4); and

•	Current and deferred income taxes during the period arising from items whose effects are directly recognized in stockholders’ equity.
Items of “Other equity reserves and subordinated notes” not included in comprehensive income:

•	Effects related to controlling stockholders’ equity for changes or transactions affecting non-controlling interest stockholders in Cemex’s consolidated subsidiaries;

•
Effects attributable to controlling stockholders’ equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid on perpetual debentures;

•	The balance of Subordinated Notes with no fixed maturity and any interest accrued thereof; and

•	The cancellation of the Parent Company’s shares held by consolidated entities.

28.12)	EXECUTIVE SHARE-BASED COMPENSATION (note 22)
Share-based payments to executives are defined as equity instruments when services received from employees are settled by delivering shares of the Parent Company and/or a subsidiary; or as liability instruments when Cemex commits to make cash payments to the executives upon exercise of the awards based on changes in the Parent Company and/or the subsidiary’s stock (intrinsic value). The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in the operating results during the periods in which the executives release any restriction. Cemex does not grant liability instruments.

28.13)	ALLOWANCES RELATED TO EMISSIONS OF CO 2
According to the Paris Agreement objectives (note 24.4), in certain countries where Cemex operates, such as the EU countries and the United Kingdom, among others, mechanisms aimed at reducing carbon dioxide emissions have been established, such as the EU ETS, by means of which, the relevant environmental authorities grant annually certain number of emission rights (“Allowances”) so far free of cost to the entities that may release CO
2
. Entities in turn, must submit to such environmental authorities at the end of the compliance period, Allowances for a volume equivalent to the tons of CO
2
released. Companies must buy additional Allowances to meet deficits between actual CO
2
emissions during the compliance period and Allowances received. Entities may also dispose of any surplus of Allowances in the market. In general, failure to meet the emissions caps is subject to significant monetary penalties. The trend is that Allowances received free of cost will be reduced over time so that entities are compelled to act and gradually reduce the aggregate volume of emissions.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)

Allowances related to emissions of CO
2
– continued

As of December 31, 2023, according to management estimates (unaudited), Cemex held excess Allowances received for no consideration
in prior years sufficient to allow the Company offsetting CO
2
costs in the EU and the United Kingdom operations until 2026. Moreover, the increasing use of decarbonated or lower carbon raw materials, although far more expensive than traditional raw materials, among other strategies to reduce CO
2
emissions such as the use of alternative fuels and decarbonated or lower carbon cementitious materials, may allow Cemex, according to internal estimates, to extend its consolidated surplus of Allowances beyond 2026.
Cemex accounts for the effects associated with CO
2
emission reduction mechanisms as follows:

•	Certificates received through government grants for no consideration paid are recognized at zero cost in the statement of financial position.

•	Revenues received from the sale of excess Allowances are recognized in the statement of income in the period in which they occur.

•	Allowances that would be acquired to hedge exceeding CO 2 emissions would be recognized as intangible assets at cost and would be further amortized to the cost of sales during the compliance period.

•
Cemex would accrue a provision at market value against the cost of sales when current emissions of CO
2
would exceed the number of emission rights on hand and the required additional Allowances would not be yet acquired in the market.

•	In addition, in certain countries, the environmental authorities impose levies per ton of CO 2 or other greenhouse gases released. Such expenses are recognized as part of the cost of sales as incurred.

28.14)	CONCENTRATION OF CREDIT
Cemex sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which Cemex operates. As of and for the years ended December 31, 2023, 2022 and 2021, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade accounts receivable. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

28.15)	NEWLY ISSUED IFRS NOT YET ADOPTED
There are several amendments or new IFRS issued but not yet effective which are un der analysis and the Compa
ny’s management expects to adopt in their specific effective dates considering preliminarily without any significant effect on the Company’s financial position or operating results, and which are summarized as follows:

Standard	Main topic	Effective date

Amendments to IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments: Disclosures – Supplier Finance Arrangements
The amendment requires entities to provide additional disclosures about their supplier finance arrangements to provide users of financial statements with information about: a) how such arrangements affect an entity’s liabilities and cash flows; and b) to understand their effect on an entity’s exposure to liquidity risk and how the entity might be affected if the arrangements were no longer available.
January 1, 2024

Amendments to IAS 1, Presentation of Financial Statements – Non-current liabilities with covenants	The amendments improve information an entity provides when its right to defer settlement of liabilities for at least twelve months is subject to compliance with covenants.	January 1, 2024

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
January 1, 2024

Amendments to IAS 1, Presentation of Financial Statements	Clarifies the requirements to be applied in classifying liabilities as current and non-current.	January 1, 2024

Amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates – Lack of Exchangeability
The amendments require an entity to apply a consistent approach to assessing whether a currency is exchangeable into another currency and when it is not, to determine the exchange rate to use and the disclosures to provide.
January 1, 2025

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023, 2022 and 2021
(Millions of U.S. Dollars)
29)   SUBSEQUENT EVENTS

On March 22, 2024, Cemex, S.A.B. de C.V. held its ordinary general shareholders’ meeting. The most significant items approved by shareholders at the ordinary general shareholders’ meeting were: (a) the payment of a cash dividend for a total amount of $120 in four equal installments (June 2024, September 2024, December 2024 and March 2025); (b) setting the amount of $500 or its equivalent in Mexican Pesos as the maximum amount of resources that during fiscal year 2024 (until the next ordinary general shareholders’ meeting of Cemex, S.A.B. de C.V. is held), Cemex, S.A.B. de C.V. may use this amount for the acquisition of its own shares or securities that represent such shares); and (c) the appointment of the members of the Board of Directors, the Audit Committee, the Corporate Practices and the Finance Committee and the Sustainability Committee of Cemex, S.A.B. de C.V.
On February 16, 2024, Cemex, S.A.B. de C.V. closed the reopening and placement of Ps5,500 of its 2023 CEBURES (note 17.1). The reopening consists of two tranches: the first, for Ps 2,000 maturing on October 1, 2026 at a floating annual interest rate of TIIE 28 plus 0.45%, and the second, for Ps 3,500 maturing on September 26, 2030 at a fixed annual interest rate of 11.48%. They were respectively issued at a price of 100.862623 and 108.225627. In connection with this reopening, Cemex negotiated cross currency swap derivative instruments to synthetically change the financial risks profile of these issuances from the Peso to the Dollar. Cemex intends to use the proceeds to repay other indebtedness.
On February 26, 2024, in connection with the tax proceeding in Spain derived from a tax audit process covering the tax years 2010 to 2014 described in note 20.4, and for which Cemex accrued a provision in Euro equivalent to $117 as of December 31, 2023, Cemex España received the provisional assessment corresponding to the TEAC ruling for a total equivalent to $66, including the amount of income tax plus interest and penalty, under the condition that Cemex España does not appeal the Provisional Assessment and pays or requests for a postponement of the payment over the required amounts. Cemex decided not to appeal the amount and requested a postponement of the penalty to the Spanish Tax Authorities.
On April 11, 2024, Cemex closed the refinancing of its Euro denominated sustainability-linked syndicated credit agreement under its 2023 Credit Agreement (note 17.1), extending the final maturity to 2029. The refinanced credit agreement consists of a €450
5-year
amortizing term loan, and a new €300
4-year
committed revolving credit facility. This represents a reduction of €50 in the term loan and an additional source of liquidity in the form of a revolver. The rest of the terms and conditions of the Euro denominated credit agreement are substantially the same as those of the 2023 Credit Agreement.
On April 25, 2024, Cemex Asia B.V. (“Cemex Asia”) entered into separate agreements with DACON Corporation, DMCI Holdings, Inc. and Semirara Mining & Power Corporation, (a) to have Cemex Asia divest a 100% equity interest in CASEC, which owns approximately 89.86% of CHP, which is listed on the Philippine Stock Exchange, Inc. CHP is the owner of Cemex’s main operating subsidiaries in the Philippines, APO and Solid, which are engaged in the production, sale, and distribution of cement and other buildings materials in the Philippines; (b) pursuant to which one of the buyers is acquiring a 100% interest in (i) ALQC and (ii) Island Quarry and Aggregates Corporation (“IQAC”). The final sale price of the divestitures is subject to customary purchase price adjustments, and in the case of the divestment of IQAC and ALQC, to our equity interest in ALQC and IQAC. Cemex expects to finalize this transaction before December 31, 2024, subject to the satisfaction of closing conditions, including, but not limited to, the approval by the Philippine Competition Commission and the fulfillment of any mandatory tender offer requirement by the purchasers to the shareholders of CHP, including the minority interest owned by third parties in CHP. The transaction, if closed, would represent the divestment of all of our operations and assets in the Philippines.

T
he accompanying consolidated financial statements were authorized for issuance in the Company´s annual report on Form

20-F,

by the Chief Executive Officer of Cemex, S.A.B. de C.V. on April 26, 2024, hereby updated for subsequent events, to be filed with the United States Securities and Exchange Commission.

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Cemex, S.A.B. de C.V.:
Opinion on the Consolidated
Financial
Statements
We have audited the accompanying consolidated statements of financial position
of CEMEX, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in
Internal Control
–
Integrated Framework
(2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 26, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Evaluation of the goodwill impairment analysis for a group of cash generating units
As discussed in notes 16.2 and 28.6 to the consolidated financial statements, the goodwill balance as of December 31, 2023 was $7,674 million, of which $6,176 million relate to the group of Cash Generating Units in the United States of America (the group of CGUs). The goodwill balance represents 27% of the Company’s total consolidated assets as of December 31, 2023. Goodwill is tested for impairment upon the occurrence of internal or external indicators of impairment or at least once a year. We identified the evaluation of the goodwill impairment analysis for the group of CGUs as a critical audit matter because the estimated value in use involved a high degree of subjectivity. Specifically, the discount rate and the long term growth rate used to calculate the value in use of the group of CGUs were challenging to test and changes to these assumptions could have had a significant impact on the value in use amount. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the goodwill impairment assessment process, including controls related to the determination of the value in use of the group of CGUs, and the development of the long-term growth rate and discount rate assumptions. We performed sensitivity analyses over the discount rate and the long term growth rate assumptions to assess their impact on the determination of the value in use of the group of CGUs. We evaluated the Company’s forecasted long term growth rates for the group of CGUs by comparing the growth assumptions to publicly available data. We compared the Company’s historical cash flow forecasts to actual results to assess the Company’s ability to accurately forecast. To assess the overall reasonableness of the resulting value in use determination, we evaluated the implied multiples of earnings resulting from the value in use determination against publicly available information of multiples of earnings in market transactions. In addition, we involved our valuation specialists, who assisted in: (1) Evaluating the discount rate for the group of CGUs, by comparing it with a discount rate range that was independently developed using publicly available data for comparable entities and evaluating the long term growth rate by comparing it against publicly available data; and (2) Developing an estimate of the value in use of the group of CGUs using the Company’s cash flow forecasts and determining an independently developed discount rate and comparing the results of our estimates to the Company’s estimates of value in use.
Evaluation of a tax proceeding in Spain
As discussed in notes 20.4 and 28.10 to the consolidated financial statements, the Company is involved in a significant tax proceeding in Spain related to uncertain tax treatments. The Company recognizes the effect of an uncertain tax treatment when it is probable that it would be accepted by the tax authorities. If an uncertain tax treatment is considered not probable of being accepted, the Company recognizes the effect of such uncertainties in its tax liabilities. We identified the evaluation of a tax proceeding in Spain and the related disclosures made as a critical audit matter because it requires challenging auditor judgment and significant audit effort, due to the nature of the estimates and assumptions, including judgment about the amounts that would be paid in the event of loss.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the evaluation of tax proceedings, including controls related to the evaluation of information from external and internal legal counsel, the determination of the likelihood of loss and the amounts that would be paid in the event of loss, as well as controls over the financial statement disclosures. We evaluated the competence and capabilities of the external tax advisers of the Company that assessed the estimate of the outflow of resources. In addition, together with our tax specialists, we assessed the amounts disclosed by: (1) Inspecting letters received directly from the Company’s external tax advisers that assessed the amounts that would be paid in the event of loss, comparing these assessments and estimates to those made by the Company; and (2) Inspecting the latest correspondence between the Company and the various involved authorities, as applicable. We assessed that the disclosures reflect the underlying facts and circumstances of the tax proceeding.
Evaluation of certain legal proceedings
As discussed in notes 25.2 and 28.8 to the consolidated financial statements, the Company is involved in legal proceedings in Colombia. The Company records provisions for legal proceedings when it is probable that an outflow of resources will be required to settle a present obligation and when the outflow can be reliably estimated. The Company discloses a contingency for legal proceedings whenever the likelihood of loss from the proceedings is considered possible or when it is considered probable, but it is not possible to reliably estimate the amount of the outflow of resources.
We identified the evaluation of certain of these legal proceedings in Colombia and the related disclosures made as a critical audit matter because it requires challenging auditor judgment and significant audit effort, due to the nature of the estimates and assumptions, including judgments about the likelihood of loss.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the evaluation of legal proceedings, including controls related to the evaluation of information from external and internal legal counsel, the determination of the likelihood of loss, as well as controls over the financial statement disclosures. We evaluated the competence and capabilities of the in house and external lawyers of the Company that assessed the likelihood of loss and the estimate of the outflow of resources, when applicable. In addition, together with our legal specialists, we assessed the amounts disclosed by: (1) Inspecting letters received directly from the Company’s external lawyers that assessed the likelihood of loss of these legal proceedings and comparing these assessments and estimates to those made by the Company; and (2) Inspecting the latest correspondence between the Company and the various authorities, as applicable. We assessed that the disclosures reflect the underlying facts and circumstances of each relevant legal proceeding.
Evaluation of the accounting classification of subordinated notes issued
As discussed in notes 21.2 and 28.11 to the consolidated financial statements, the Company has $1.0 billion principal amount of subordinated notes (the Notes) as of December 31, 2023 that were issued during 2023 and on which, in accordance with the indenture, payment of principal and interest may be deferred indefinitely at the sole discretion of the Company. The Company performed an analysis of the classification of these Notes as equity instruments or as financial liabilities and concluded that they should be classified as equity instruments and presented within stockholders’ equity.
We identified the evaluation of the accounting classification of the Notes as a critical audit matter. The evaluation required significant audit effort and judgment, particularly in the assessment of (1) whether the Company has an obligation to deliver cash or other financial assets in the normal course of business and in certain other possible scenarios including a reorganization, and (2) whether the clauses in the Notes that permit the deferral of payments at the Company’s discretion have economic substance and how they should be considered in the evaluation of their classification.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the determination of the accounting
classification of the Notes. We read the indenture governing the Notes in order to identify the clauses relevant to the accounting classification as well as the Company’s technical accounting analyses in order to evaluate its interpretation and application of the relevant accounting literature. We inspected correspondence received from the Company’s external legal counsel that assessed whether the Company has an obligation to deliver cash or other financial assets in the event of a reorganization. We evaluated the competence and capabilities of the external legal counsel of the Company. We evaluated the economic substance of the payment deferral clauses by assessing the pricing and third party credit rating of the Notes at issuance compared to other similar instruments without any payment deferral clauses and considering the historic payments made by the Company.
/s/ KPMG Cárdenas Dosal, S.C.
We have not been able to determine the specific year that we began serving as the Company´s auditor; however we are aware that we have served as the Company´s auditor since at least 1998.
Monterrey, Nuevo León, México
April 26, 2024

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Cemex, S.A.B. de C.V.:
Opinion on Internal Control Over Financial Reporting
We have audited CEMEX, S.A.B. de C.V. and subsidiaries’ (the Company) internal control over financial
reporting
as
of December 31, 2023, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated April 26, 2024 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG Cárdenas Dosal, S.C.
Monterrey, Nuevo León, México
April 26, 2024

CEMEX

Cemex, S.A.B. de C.V. | Av. Ricardo Margain
Zozaya 325, 66265, San Pedro Garza García
Nuevo Leon, Mexico
+52 (81) 8888-8888 | www.cemex.com

Building a better future

PART III

PART III

Item 17—FINANCIAL STATEMENTS

Not applicable.

Item 18—FINANCIAL STATEMENTS

See pages F-1 through F-66, incorporated herein by reference.

Item 19—EXHIBITS

1.1	Amended and Restated By-laws of Cemex, S.A.B. de C.V.(k)

1.2	Extract of the Resolutions of the Ordinary General Shareholders’ Meeting of Cemex, S.A.B. de C.V. held on March 22, 2024.(m)

2.1	Form of Certificate for shares of Series A Common Stock of Cemex, S.A.B. de C.V.(h)

2.2	Form of Certificate for shares of Series B Common Stock of Cemex, S.A.B. de C.V.(h)

2.3	English Translation of Amended and Restated Agreement to the Trust Agreement, dated as of November 27, 2014, between Cemex, S.A.B. de C.V., as founder of the trust, and Banco Nacional de México, S.A. regarding the CPOs.(d)

2.4	Form of CPO Certificate.(h)

2.5	Form of Second Amended and Restated Deposit Agreement (Series A and Series B share CPOs), dated August 10, 1999, among Cemex, S.A. de C.V., Citibank, N.A. and holders and beneficial owners of American Depositary Shares.(a)(n)

2.5-1	Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated as of July 1, 2005, by and among Cemex, S.A. de C.V., Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of ADR attached thereto.(b)

2.5-2	Amendment No. 2 to the Second Amended and Restated Deposit Agreement, dated as of February 11, 2015, by and among Cemex, S.A.B. de C.V., Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of ADR attached thereto.(e)

2.5-3	Letter Agreement, dated October 12, 2007, by and between Cemex, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to enable the Depositary to establish a direct registration system for the ADSs.(b)

2.5-4	Letter Agreement, dated March 30, 2010 by and between Cemex, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which Cemex, S.A.B. de C.V. is to establish a restricted ADS series.(c)

2.5-5	Letter Agreement, dated March 15, 2011 by and between Cemex, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which Cemex, S.A.B. de C.V. is to deposit CPOs upon conversion of the 3.75% Subordinated Convertible Notes due 2018, and the Depositary is to issue ADSs upon deposit of such CPOs.(c)

2.5-6	Letter Agreement, dated March 15, 2011 by and between Cemex, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which Cemex, S.A.B. de C.V. is to establish a restricted ADS series.(c)

CEMEX • 2023 20-F REPORT • II-1

PART III

2.5-7	Amendment to the Letter Agreement, dated as of October 24, 2022, between Cemex, S.A.B. de C.V. and Citibank, N.A., to appoint Citibank, N.A. as Depositary for its ADS program.(k)

2.6	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.(m)

2.7	Form of American Depositary Receipt evidencing American Depositary Shares.(e)

4.1	Indenture, dated as of March 19, 2019, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, in connection with the issuance of €400,000,000 aggregate principal amount of 3.125% Euro-Denominated Senior Secured Notes due 2026.(g)

4.1-1	Supplemental Indenture No. 1, dated as of November 8, 2021, by and among Cemex, S.A.B. de C.V., the guarantors listed therein and The Bank of New York Mellon, as trustee, supplementing Indenture, dated as of March 19, 2019, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, relating to Cemex, S.A.B. de C.V.’s 3.125% Euro-Denominated Senior Secured Notes due 2026.(j)

4.2	Indenture, dated as of November 19, 2019, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,000,000,000 aggregate principal amount of 5.450% Senior Secured Notes due 2029.(h)

4.2-1	Supplemental Indenture No. 1, dated as of November 8, 2021, by and among Cemex, S.A.B. de C.V., the guarantors listed therein and The Bank of New York Mellon, as trustee, supplementing Indenture, dated as of November 19, 2019, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, relating to Cemex, S.A.B. de C.V.’s 5.450% Senior Secured Notes due 2029.(j)

4.3	Indenture, dated as of September 17, 2020, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,000,000,000 aggregate principal amount of 5.200% Senior Secured Notes due 2030.(i)

4.3-1	Supplemental Indenture No. 1, dated as of November 8, 2021, by and among Cemex, S.A.B. de C.V., the guarantors listed therein and The Bank of New York Mellon, as trustee, supplementing Indenture, dated as of September 17, 2020, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, relating to Cemex, S.A.B. de C.V.’s 5.200% Senior Secured Notes due 2030.(j)

4.4	Indenture, dated as of January 12, 2021, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,750,000,000 aggregate principal amount of 3.875% Senior Secured Notes due 2031.(i)

4.4-1	Supplemental Indenture No. 1, dated as of November 8, 2021, by and among Cemex, S.A.B. de C.V., the guarantors listed therein and The Bank of New York Mellon, as trustee, supplementing Indenture, dated as of January 12, 2021, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, relating to Cemex, S.A.B. de C.V.’s 3.875% Senior Secured Notes due 2031.(j)

4.5	Indenture, dated as of June 8, 2021, among Cemex, S.A.B. de C.V. and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,000,000,000 aggregate principal amount of 5.125% Subordinated Notes.(j)

4.6	Indenture, dated as of March 14, 2023, among Cemex, S.A.B. de C.V. and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,000,000,000 aggregate principal amount of 9.125% Subordinated Notes.(k)

4.7	Ps 8,500 million aggregate principal amount 11.48% fixed rate long-term note (certificado bursátil de largo plazo), dated as of February 20, 2024, issued by Cemex, S.A.B. de C.V.(m)

4.8	Ps 3,000 million aggregate principal amount TIIE 28 plus 0.45% floating rate long-term note (certificado bursátil de largo plazo), dated as of February 20, 2024, issued by Cemex, S.A.B. de C.V.(m)

4.9	Credit Agreement, dated as of October 29, 2021, by and among Cemex, S.A.B. de C.V., as borrower, Citibank, N.A., as administrative agent, ING Capital LLC, as sustainability structuring agent, BofA Securities Inc., BNP Paribas, Citigroup Global Markets Inc., and JPMorgan Chase Bank, N.A., as joint bookrunners and joint lead arrangers, and the other lenders party thereto.(j)

CEMEX • 2023 20-F REPORT • II-2

PART III

4.9-1	First Amendment to Credit Agreement, dated as of June 5, 2023, by and among Cemex, S.A.B. de C.V., as borrower, Citibank, N.A., as administrative agent, ING Capital LLC, as sustainability structuring agent, and the lenders party thereto.(m)

4.9-2	Second Amendment to Credit Agreement, dated as of October 30, 2023, by and among Cemex, S.A.B. de C.V., as borrower, Citibank, N.A., as administrative agent, ING Capital LLC, as sustainability structuring agent, and the lenders party thereto.(m)

4.10	Credit Agreement, dated as of December 21, 2021, by and among Cemex, S.A.B. de C.V., as borrower, Cemex Concretos, S.A. de C.V. and Cemex Operaciones México, S.A. de C.V., as joint obligors, and Banco Mercantil del Norte, S.A. as lender.(k)

4.10-1	First Amendment to Credit Agreement, dated as of December 6, 2023, by and among Cemex, S.A.B. de C.V., as borrower, Cemex Concretos, S.A. de C.V. and Cemex Operaciones México, S.A. de C.V., as joint obligors, and Banco Mercantil del Norte, S.A. as lender.(m)

4.11	Credit Agreement, dated as of October 7, 2022, by and among Cemex, S.A.B. de C.V., as borrower, BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, as administrative agent and sustainability structuring agent, BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, BNP Paribas, Citigroup Global Markets Inc., and Mizuho Bank Ltd., New York Branch, as joint bookrunners and joint lead arrangers, and the other lenders party thereto.(k)

4.11-1	First Amendment to Credit Agreement, dated as of April 11, 2024, by and among Cemex, S.A.B. de C.V., as borrower, BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, as administrative agent and sustainability structuring agent, BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, BNP Paribas, Citigroup Global Markets Inc., HSBC Continental Europe, ING Bank N.V., Dublin Branch, Mizuho Bank Ltd., The Bank of Nova Scotia, Sumitomo Mitsui Banking Corporation, as joint bookrunners and joint lead arrangers, and the other lenders party hereto.(m)

4.12	Cemex, S.A.B. de C.V. Long Term Incentive Plan.(I)

8.1	List of subsidiaries of Cemex, S.A.B. de C.V.(m)

12.1	Certification of the Principal Executive Officer of Cemex, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(m)

12.2	Certification of the Principal Financial Officer of Cemex, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(m)

13.1	Certification of the Principal Executive and Financial Officers of Cemex, S.A.B. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(m)

14.1	Consent of KPMG Cárdenas Dosal, S.C. to the incorporation by reference into the effective registration statements of Cemex, S.A.B. de C.V. under the Securities Act of their report with respect to the consolidated financial statements of Cemex, S.A.B. de C.V., which appears in this annual report.(m)

15.1	Mine safety and health administration safety data.(m)

97	Clawback Policy, effective as of November 1, 2023.(m)

101. INS	Inline XBRL Instance Document.

101. SCH	Inline XBRL Taxonomy Extension Schema Document.

101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	Inline XBRL Taxonomy Extension Definition Document.

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).

(a)	Incorporated by reference to the Registration Statement on Form F-4 of Cemex, S.A.B. de C.V. (Registration No. 333-10682), filed with the SEC on August 10, 1999.

(b)	Incorporated by reference to the 2009 annual report on Form 20-F of Cemex, S.A.B. de C.V. filed with the SEC on June 30, 2010.

CEMEX • 2023 20-F REPORT • II-3

PART III

(c)	Incorporated by reference to the Registration Statement on Form F-6 of Cemex, S.A.B. de C.V. (Registration No. 333-174743), filed with the SEC on June 6, 2011.

(d)	Incorporated by reference to the 2014 annual report on Form 20-F of Cemex, S.A.B. de C.V. filed with the SEC on April 27, 2015.

(e)	Incorporated by reference to the 2015 annual report on Form 20-F of Cemex, S.A.B. de C.V. filed with the SEC on April 22, 2016.

(f)	Incorporated by reference to the 2016 annual report on Form 20-F of Cemex, S.A.B. de C.V. filed with the SEC on April 28, 2017.

(g)	Incorporated by reference to the 2018 annual report on Form 20-F of Cemex, S.A.B. de C. V. filed with the SEC on April 25, 2019.

(h)	Incorporated by reference to the 2019 annual report on Form 20-F of Cemex, S.A.B. de C. V. filed with the SEC on April 29, 2020.

(i)	Incorporated by reference to the 2020 annual report on Form 20-F of Cemex, S.A.B. de C. V. filed with the SEC on April 23, 2021.

(j)	Incorporated by reference to the 2021 annual report on Form 20-F of Cemex, S.A.B. de C. V. filed with the SEC on April 29, 2022.

(k)	Incorporated by reference to the 2022 annual report on Form 20-F of Cemex, S.A.B. de C. V. filed with the SEC on May 1, 2023.

(l)	Incorporated by reference to the Registration Statement on S-8 of Cemex, S.A.B. de C.V. (Registration No. 333-275529), filed with the SEC on November 13, 2023.

(m)	Filed herewith.

(n)	This was a paper filing, and it is not available on the SEC website.

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

CEMEX • 2023 20-F REPORT • II-4

PART III

SIGNATURES

Cemex, S.A.B. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cemex, S.A.B. de C.V.

By:	/s/ Fernando Ángel González Olivieri
	Name:	Fernando Ángel González Olivieri
	Title:	Chief Executive Officer

Date: April 26, 2024

CEMEX • 2023 20-F REPORT • II-5