Form 20-F
period 2024-12-31
CEMEX SAB DE CV
filed 2025-04-28
CIK 1076378

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM

20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
14,507,429,244
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

☑
 No
☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐	Non-accelerated filer	☐

				Emerging growth company	☐
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
☑
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
§240.10D-1(b).
☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17
☐
 Item 18
☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act). Yes
☐
 No
☑

INTRODUCTION

INTRODUCTION

Cemex, S.A.B. de C.V. is incorporated as a publicly traded variable stock corporation (sociedad anónima bursátil de capital variable) organized under the laws of the United Mexican States (“Mexico”). Except as the context otherwise may require, references in this annual report to “Cemex,” the “Company,” “we,” “us” or “our” refer to Cemex, S.A.B. de C.V. and its consolidated entities. See note 1 to our 2024 audited consolidated financial statements included elsewhere in this annual report.

Presentation of Financial Information

The audited consolidated financial statements of Cemex, S.A.B. de C.V. included elsewhere in this annual report have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The regulations of the U.S. Securities and Exchange Commission (the “SEC”) do not require foreign private issuers that prepare their financial statements based on IFRS (as issued by the IASB) to reconcile such financial statements to United States Generally Accepted Accounting Principles (“U.S. GAAP”).

Unless otherwise indicated, references in this annual report to “$” and “Dollars” are to United States Dollars, references to “€” are to Euros, references to “£,” “Pounds Sterling” and “Pounds” are to British Pounds, and references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos. References to “billion” mean one thousand million. References in this annual report to “CPOs” are to Cemex, S.A.B. de C.V.’s Ordinary Participation Certificates (Certificados de Participación Ordinarios), each CPO represents two Series A shares (as defined below) and one Series B share (as defined below) of Cemex, S.A.B. de C.V. References to “ADSs” are to American Depositary Shares of Cemex, S.A.B. de C.V., each ADS represents 10 CPOs.

Unless otherwise indicated, all information in this annual report excludes (i) our operations in Guatemala and the Philippines, which we disposed of in September 2024 and December 2024, respectively, and (ii) our operations in the Dominican Republic, which we entered into a definitive agreement to dispose of in August 2024. For the years ended December 31, 2023 and 2022 and for the period from January 1 to September 10, 2024, our operations in Guatemala are reported in the statements of income, net of income tax, in the single line item “Discontinued operations.” For the years ended December 31, 2023 and 2022 and for the period from January 1 to December 2, 2024, our operations in the Philippines are reported in the statements of income, net of income tax, in the single line item “Discontinued operations.” As of December 31, 2024, the assets and liabilities related to our operations in the Dominican Republic are presented in the line items “Assets held for sale” and “Liabilities related to assets held for sale,” respectively. For the years ended December 31, 2022, 2023 and 2024, our operations in the Dominican Republic are reported in the statements of income, net of income tax, in the single line item “Discontinued operations.” For the period from January 1 to October 25, 2022 our Neoris’ operations are reported in the statements of income, net of income tax, in the single line item “Discontinued operations.” For the period from January 1 to August 31, 2022, our operations in Costa Rica and El Salvador are reported in the statements of income, net of income tax, in the single line item “Discontinued operations.” See “Item 5—Operating and Financial Review and Prospects—Results of Operations—Significant Transactions” and “Item 5—Operating and Financial Review and Prospects—Results of Operations—Discontinued Operations” for more information. Also see note 28 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Business and Operations—Divestment of our Operations in the Dominican Republic” for information related to the closing divestiture of our Dominican Republic operations.

CEMEX • 2024 20-F REPORT • 1

INTRODUCTION

See notes 17.1, 17.2 and 29.4 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report for a detailed description of our debt and other financial obligations. Total debt plus other financial obligations differs from the calculation of debt under our main credit agreements, dated as of October 29, 2021 (as last amended on October 30, 2023 and as further amended and/or restated from time to time, the “Amended 2021 Credit Agreement”); dated as of December 20, 2021 (as last amended on December 6, 2023 and as further amended and/or restated from time to time, the “Mexican Peso Banorte Agreement”); and dated as of October 7, 2022 (as last amended on April 11, 2024 and as further amended and/or restated from time to time, the “2022 EUR Credit Agreement,” and collectively with the Amended 2021 Credit Agreement and the Mexican Peso Banorte Agreement, the “Credit Agreements”). See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness” for more information. In Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report, we refer to the Amended 2021 Credit Agreement as the 2023 Credit Agreement.

On June 5, 2023, we fully redeemed the 7.375% Dollar-denominated notes due 2027 (the “June 2027 Dollar Notes”). During the year ended December 31, 2023, the difference between the amount paid for such notes and the notional amount redeemed, net of transactional cost, generated a repurchase loss of $38 million, recognized in the statement of income. During the year ended December 31, 2022, pursuant to tender offers and other market transactions, we partially repurchased different series of our notes for an aggregate notional amount of $1,172 million. The difference between the amount paid for such notes and the notional amount redeemed, net of transactional costs, generated a repurchase gain of $104 million, recognized in the statement of income for the year ended December 31, 2022.

Under IAS 32, Financial Instruments: Presentation (“IAS 32”), we concluded that our outstanding Subordinated Notes (as defined below) do not meet the definition of financial liability, and consequently are classified in controlling interest stockholders’ equity within Other equity reserves. See note 21.2 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report for a detailed description of the Subordinated Notes.

We also refer in various places within this annual report to non-IFRS measures, including “Operating EBITDA.” “Operating EBITDA” equals operating earnings before other expenses, net, plus depreciation and amortization expenses, as more fully explained in “Item 5—Operating and Financial Review and Prospects—Results of Operations—Selected Consolidated Financial Information.” Additionally, we refer to “Operating EBITDA Margin,” which is calculated by dividing our “Operating EBITDA” by our revenues. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial results prepared in accordance with IFRS as issued by the IASB.

We have approximated certain numbers in this annual report to their closest round numbers or a given number of decimal places. Due to rounding, figures shown as totals in tables may not be arithmetic aggregations of the figures preceding them.

CEMEX • 2024 20-F REPORT • 2

INTRODUCTION

Certain Technical Terms

When used in this annual report, the terms set forth below mean the following:

•

Additives refer to any material (primarily inorganic) that is added to either cement/binders or concrete to achieve a specific target (e.g., alter flow properties, substitute clinker/cement, etc.). In the United States, these materials are often referred to as “inorganic processing additions,” while in Europe, these materials are commonly known as “other constituents.”

•

Admixtures refer to any chemical product (primarily organic molecules) that is added or applied to (our core business products) cement/binders, concrete, or aggregates to achieve a targeted performance.

•

Aggregates are inert granular materials, such as stone, sand, and gravel, which are obtained from land-based sources (mainly mined from quarries) or by dredging marine deposits. While they can influence concrete’s strength, aggregates play a key role in optimizing the mix by occupying volume and reducing the amount of cement needed, allowing the concrete to achieve the required strength more efficiently and cost-effectively.

•

Cement is a glue, acting as a hydraulic binder, meaning it hardens when water is added. Cement’s central use is to bind together the ingredients of concrete – sand and aggregates. Cement itself is a fine powder that is made by first crushing and then heating limestone or chalk, with a few other natural materials, including clay or shale, added. The ground base materials are heated in a rotating kiln to a temperature of up to 1,450 degree Celsius, or as hot as volcanic lava.

•

Concrete is a mixture of cement, water and aggregates (e.g., sand and gravel, crushed stone or recycled concrete) and often includes small amounts of admixtures. The exact ratios and mix, and type of aggregate use depends on the intended use. Concrete is an extremely strong, durable and resilient material that can be used in a variety of ways (i.e., shelter, housing, providing clean water and sanitation, transport, business and commerce).

•

Cement mill (also called “finish mill” in the United States) is a piece of equipment used to reduce the size of the materials needed for cement production, usually to microns size (1 micron is equal to 0.001 millimeters). Traditionally, cement mills have adopted the form of ball mills. Vertical roller mills, which are more effective in terms of energy consumption compared to ball mills, are being gradually introduced to our operations in the United States, Mexico, Europe, the Middle East, and other regions in which we operate.

•

Clinker is the main raw material used to produce portland cement, consisting of at least two-thirds by mass of calcium silicates. It is formed through a high-temperature solid-state reaction known as “clinkering,” in which a mix typically composed of limestone, clay, and iron oxide is heated in a rotary kiln at around 1,450 degrees Celsius. One ton of clinker is used to produce approximately 1.32 tons of gray portland cement.

•

CO2, or carbon dioxide, is a chemical compound with the chemical formula CO2. It is a greenhouse gas, which means it contributes to the warming of the Earth’s atmosphere by trapping heat that would otherwise escape into space.

•

CO2 emissions refer to the release of CO2 into the atmosphere as a result of our direct and indirect activities. These activities, which are responsible for most of our CO2 that is released, include the burning of fossil fuels (such as coal, gas, diesel or alternative fuels), and emissions derived from the decarbonization of limestone (process emissions).

•	Fly ash is a combustion residue from coal-fired power plants with cementitious capabilities when mixed with Clinker and can be used as a supplementary cementitious material.

•

Gray Ordinary Portland Cement or Gray Cement, is a hydraulic binding agent with a traditional composition by weight of approximately 90% to 95% clinker and up to 5% of a minor component (usually calcium sulfate and

CEMEX • 2024 20-F REPORT • 3

INTRODUCTION

limestone). Blended portland cement has lower clinker factor, usually below 90%, which results in lower CO2 emissions. Both traditional and blended portland cement, when mixed with sand, stone or other aggregates and water, produce concrete.

•

Ground Granulated Blast Furnace Slag is a by-product generated in blast furnaces used for smelting to produce pig-iron. When mixed with clinker, it exhibits cementitious properties and can be used as a supplementary cementitious material.

•

Petroleum coke or pet coke is a by-product of the oil refining coking process that can be incorporated into the cement production process as fuel, in substitution of other primary fuels such as natural gas or coal.

•

Ready-mix concrete is a mixture of cement, aggregates, admixtures and water that is produced through a central batching process and transferred to a ready-mix truck for delivery or is mixed directly in the ready-mix truck and produced through a dry batching process.

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

•

White cement is a special portland cement used primarily for decorative purposes with the same or higher performance of gray portland cement. The white color of the cement is typically, but not always, achieved by reducing the iron-bearing phases in clinker to a minimum.

CEMEX • 2024 20-F REPORT • 4

INTRODUCTION

Cautionary Statement Regarding Forward-Looking Statements

This annual report contains, and the reports we will file or furnish in the future may contain, forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, these statements can be identified by the use of forward-looking words such as, but not limited to, “will,” “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “goal,” “strategy,” “intend,” “aimed,” or other forward-looking words. These forward-looking statements reflect, as of the date such forward-looking statements are made, unless otherwise indicated, our expectations and projections about future events based on our knowledge of present facts and circumstances, and assumptions about future events. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to our plans, objectives, goals, targets and expectations (operative, financial or otherwise). Although we believe that our expectations are reasonable, we can give no assurance that these expectations will prove to be correct, and actual results may vary, including materially, from historical results or results anticipated by forward-looking statements due to various factors. Some of the risks, uncertainties, assumptions, and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to:

•

changes in general economic, political and social conditions, including new governments and decisions implemented by such new governments, changes in laws or regulations in the countries in which we do business, elections, changes in inflation, interest and foreign exchange rates, employment levels, population growth, any slowdown in the flow of remittances into countries where we operate, consumer confidence, and the liquidity of the financial and capital markets in Mexico, the United States, the European Union (the “EU”), the United Kingdom or other countries in which we operate;

•	the cyclical activity of the construction sector and reduced construction activity in our end markets or reduced use in our end markets for our products;

•

our exposure to sectors that impact our and our clients’ businesses, particularly those operating in the commercial and residential construction sectors, and the public and private infrastructure and energy sectors;

•	volatility in pension plan asset values and liabilities, which may require cash or other contributions to the pension plans;

•	changes in spending levels for residential and commercial construction and general infrastructure projects;

•	the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles;

•

any impact of not maintaining investment grade debt rating or not obtaining investment grade debt ratings from additional rating agencies on our cost of capital and on the cost of the products and services we purchase;

•

availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices of raw materials, good and services, as a result of inflation, trade barriers, measures imposed by governments or as a result of conflicts between countries that disrupt supply chains;

•	our ability to maintain and expand our distribution network and maintain favorable relationships with third parties who supply us with equipment, services and essential suppliers;

•	competition in the markets in which we offer our products and services;

CEMEX • 2024 20-F REPORT • 5

INTRODUCTION

•

the impact of environmental cleanup costs and other remedial actions, and other environmental, climate and related liabilities relating to existing and/or divested businesses, assets and/or operations;

•	our ability to secure and permit aggregates reserves in strategically located areas in amounts that our operations require to operate or operate in a cost-efficient manner;

•	the timing and amount of federal, state, and local funding for infrastructure;

•	changes in our effective tax rate;

•

our ability to comply with regulations and implement technologies and other initiatives that aim to reduce and/or capture CO2 emissions and comply with related carbon emissions regulations in place in the jurisdictions where we have operations;

•

the legal and regulatory environment, including environmental, climate, trade, energy, tax, antitrust, sanctions, export controls, construction, human rights, and labor welfare, and acquisition-related rules and regulations in the countries and regions in which we operate;

•	the effects of currency fluctuations on our results of operations and financial condition;

•

our ability to satisfy our obligations under our debt agreements, the indentures that govern our outstanding Notes (as defined herein) and our other debt instruments and financial obligations, and also regarding our subordinated notes with no fixed maturity and other financial obligations;

•

adverse legal or regulatory proceedings or disputes, such as class actions or enforcement or other proceedings brought by third parties, government and regulatory agencies, including antitrust investigations and claims;

•	our ability to protect our reputation and intellectual property;

•

our ability to consummate asset sales or consummate asset sales in terms favorable to us, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing and commercial initiatives for our products and services, and generally meet our business strategy’s goals;

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

•

the effects of climate change, in particular reflected in weather conditions, including but not limited to excessive rain and snow, shortage of usable water, wildfires and natural disasters, such as earthquakes, hurricanes, tornadoes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials;

•

trade barriers, including but not limited to tariffs or import taxes, including those imposed by the United States to key markets in which we operate, in particular, Mexico and the EU, and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement (the “USMCA”), and the overall impact that the imposition or threat of trade barriers may cause on the overall economy of the countries in which we do business or that are part of our global supply chain;

•

availability and cost of trucks, railcars, barges, and ships, terminals, warehouses, as well as their licensed operators, drivers, staff and workers, for transport, loading and unloading of our materials or that are otherwise a part of our supply chain;

•	labor shortages and constraints;

CEMEX • 2024 20-F REPORT • 6

INTRODUCTION

•	our ability to hire, effectively compensate and retain our key personnel and maintain satisfactory labor relations;

•	our ability to detect and prevent money laundering, terrorism financing and corruption, as well as other illegal activities;

•

terrorist and organized criminal activities, social unrest, as well as geopolitical events, such as hostilities, war, and armed conflicts, including the current war between Russia and Ukraine, conflicts in the Middle East, and any insecurity and hostilities in Mexico related to illegal activities or organized crime and any actions any government takes to prevent these illegal activities and organized crime;

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

Many factors could cause our expectations, expected results, and/or projections expressed in this annual report not being reached and/or not producing the expected benefits and/or results, as any such benefits or results are subject to uncertainties, costs, performance, and rate of success and/or implementation of technologies, some of which are not yet proven, among other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance, or achievements and/or results, performance, or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Actual results of our operations and the development of market conditions in which we operate, or other circumstances or assumptions that may materialize, may differ materially from those described in, or suggested by, the forward-looking statements contained herein. Any or all of our forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements, as such forward-looking statements speak only as of the date on which they are made. The forward-looking statements and information contained in this annual report are made as of the date of this annual report and are subject to change without notice, and except to the extent legally required, we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements in this annual report, whether to reflect new information, any change in our expectations regarding those forward-looking statements, any change in events, conditions, or circumstances on which any such statement is based, or otherwise. Readers should review future reports filed or furnished by us with the SEC, the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (the “CNBV”) and the Mexican Stock Exchange (Bolsa Mexicana de Valores) (the “MSE”).

CEMEX • 2024 20-F REPORT • 7

INTRODUCTION

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

We act in strict compliance with antitrust laws and as such, among other measures, maintain an independent pricing policy that has been independently developed. Our core element is to price our products and services based on their quality and characteristics as well as their value to our customers. We do not accept any communications or agreements with competitors concerning the determination of its prices for products or services. Unless otherwise indicated, all references to prices, pricing initiatives, price increases or decreases pertain solely to our prices for our products.

This annual report includes certain non-IFRS financial measures that differ from financial information presented by Cemex in accordance with IFRS in its financial statements and reports containing financial information. These non-IFRS financial measures include “Operating EBITDA (operating earnings before other expenses, net plus depreciation and amortization)” and “Operating EBITDA Margin” (Operating EBITDA for the period divided by our revenues as reported in our financial statements). We consider the closest financial measure to Operating EBITDA in our financial statements under IFRS to be the line item of “Operating earnings before other expenses, net,” as Operating EBITDA adds depreciation and amortization to this line item. Our Operating EBITDA Margin is calculated by dividing our Operating EBITDA for the period by our revenues as reported in our financial statements. We believe there is no close IFRS financial measure to compare Operating EBITDA Margin. These non-IFRS financial measures are designed to complement and should not be considered superior to financial measures calculated in accordance with IFRS. Although Operating EBITDA and Operating EBITDA Margin are not measures of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by our management to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, our Operating EBITDA is a measure used by our creditors to review our ability to internally fund capital expenditures, to service or incur debt and to comply with financial covenants under our financing agreements. Furthermore, our management regularly reviews our Operating EBITDA Margin by reportable segment and on a consolidated basis as a measure of performance and profitability. These non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Non-IFRS financial measures presented in this annual report are being provided for informative purposes only and shall not be construed as investment, financial, or other advice.

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

Cautionary Statement Regarding Environmental, Social, and Governance (“ESG”) and Sustainability-Related Data, Metrics, and Methodologies

This annual report includes non-financial metrics, estimates, or other information related to ESG and sustainability matters that are subject to significant uncertainties, which may include the methodology, collection, and verification of data, various estimates, and assumptions, and/or underlying data that is obtained from third parties, some of which cannot be independently verified.

The preparation of certain information on ESG and sustainability matters contained in this annual report requires the application of a number of key judgments, assumptions, and estimates. The reported measures in this annual report

CEMEX • 2024 20-F REPORT • 8

INTRODUCTION

reflect good faith estimates, assumptions, and judgments at the given point in time. There is a risk that these judgments, estimates, or assumptions may subsequently prove to be incorrect and/or, to the extent legally required, may need to be restated or changed. In addition, the underlying data, systems, and controls that support non-financial reporting are generally considerably less sophisticated than the systems and internal control for financial reporting and rely on manual processes. This may result in non-comparable information between organizations and/or between reporting periods within organizations as methodologies continue to develop and/or be socialized. The further development of or changes to accounting and/or reporting standards could materially impact the performance metrics, data points, and targets contained in this annual report, and the reader may not be able to compare non-financial information performance metrics, data points, or targets between reporting periods on a direct like-for-like basis.

There is currently no single globally recognized or accepted, consistent or comparable set of definitions or standards (legal, regulatory, or otherwise), nor widespread cross-market consensus, of (i) what constitutes, a “green,” “social,” “sustainable,” or any other similarly-labelled activity, product, or asset; (ii) the precise attributes required for a particular activity, product, or asset to be defined as “green,” “social,” “sustainable” or any other similar label; or (iii) climate and sustainable funding and financing activities and their classification and reporting.

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

Cautionary Statement Regarding Forward-Looking ESG or Sustainability Statements

Certain sections in this annual report contain ESG- or sustainability-related forward-looking statements, such as aims, ambitions, estimates, forecasts, plans, projections, targets, goals and other metrics, including but not limited to: climate and emissions, Business and Human Rights, corporate governance, Research and Development (“R&D”) and partnerships, development of products and services that intend to address sustainability-related concerns and sustainability related targets/ ambitions when finalized, including the implementation of technologies and other initiatives that aim to reduce and/or capture CO2 emissions. These forward-looking statements also include references to specific programs, such as our “Future in Action” climate action program, as well various ESG-related indicators, objectives or metrics disclosed previously or that may be disclosed in the future, none of which are guarantees and any and all of which may ultimately not be achieved or may be abandoned at any time, whether in part, in full, or within any specific timeframe. There are many significant uncertainties, assumptions, judgements, opinions, estimates, forecasts and statements made of future expectations underlying these forward-looking statements which could cause actual results, performance, outcomes or events to differ materially from those expressed or implied in these forward-looking statements, which include, but are not limited to:

•	the extent and pace of climate change, including the timing and manifestation of physical and transition risks;

•	the macroeconomic environment;

•	uncertainty around future climate-related policy, including the timely implementation and integration of adequate government policies;

•	the effectiveness of actions of governments, legislators, regulators, businesses, investors, customers, and other stakeholders to mitigate the impact of climate and sustainability-related risks;

•	changes in customer behavior and demand, changes in the available technology for mitigation and the effectiveness of any such technologies, as some of these new technologies may be unproven;

CEMEX • 2024 20-F REPORT • 9

INTRODUCTION

•	the roll-out of low carbon infrastructure;

•	the availability and adoption of renewable energy within in our value chain;

•

the development of carbon capture, circular utilization, and sequestration technologies, including the adoption of cost-effective carbon-related technologies such as carbon capture, utilization, and storage (“CCUS”);

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

Accordingly, undue reliance should not be placed on these forward-looking statements. Furthermore, changing national and international standards, industry and scientific practices, regulatory requirements, and market expectations regarding climate change, which remain under continuous development, are subject to different interpretations.

There can be no assurance that these standards, practices, requirements, and expectations will not be interpreted differently than our understanding when defining sustainability-related ambitions and targets or change in a manner that substantially increases the cost or effort for us to achieve such ambitions and targets.

CEMEX • 2024 20-F REPORT • 10

PART I

PART I

Item 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

Item 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3—KEY INFORMATION

Accelerating a Sustainable World

In 2024, we had a strong operational and strategic performance, demonstrating resilience amid evolving global dynamics. We delivered strong results with a resilient free cash flow generation, and successfully recovered from the extraordinary inflationary pressures of the last few years. Our performance is a testament to the focus and commitment of our employees worldwide.

Throughout 2024, we strengthened our financial position, regaining investment-grade status and enhancing strategic flexibility. This allowed us to launch a shareholder return program, including dividends, while advancing our bolt-on growth strategy and reinforcing our capital structure. We also continued optimizing our portfolio, with a substantial part of our revenues now originating from our operations in the United States, Mexico and Europe, which we believe are markets with strong long-term potential. As part of our portfolio reallocation strategy, during the year ended December 31, 2024 we announced the divestment of, or the entry into definitive agreements for the divestment of, our operations in the Philippines, the Dominican Republic and Guatemala, as well as our remaining minority stake in Neoris N.V. (“Neoris”).

In 2024, we made significant progress in our “Future in Action” climate action program, reinforcing our industry leadership in decarbonization and resource efficiency. At the same time, we accelerated our digital transformation, enhancing customer experience through Cemex Go and leveraging artificial intelligence (“AI”)-driven solutions to improve operations. Our Urbanization Solutions business continued its profitable expansion, reinforcing our role in sustainable urban development.

Despite a challenging macroeconomic landscape throughout 2024, including elections across multiple key markets, shifting infrastructure investment priorities, and the impacts of large-scale natural phenomena, we remained agile and well-positioned to capture emerging opportunities. We believe that we played a crucial role in numerous iconic projects worldwide, including major infrastructure developments in the United States, Mexico, Europe and other countries.

For the year ended December 31, 2024, we had revenues of $16.2 billion, a slight decrease compared to our revenues for the year ended December 31, 2023. Also, during the year ended December 31, 2024, we reduced our total debt plus other financial obligations by $806 million, as compared to 2023. Our leverage ratio, as calculated under the Credit Agreements, reduced by 0.25x as compared to December 31 2023, reaching 1.81x as of December 31, 2024. As of December 31, 2024, our total debt plus other financial obligations in our statement of financial position (which does not include $2,000 million aggregate principal amount of Subordinated Notes (as defined below)) decreased to $7,358 million (principal amount $7,388 million, excluding deferred issuance costs).

CEMEX • 2024 20-F REPORT • 11

PART I

Of relevance during the year ended December 31, 2024:

•

On April 11, 2024, we successfully closed the refinancing of the 2022 EUR Credit Agreement, extending the maturity for the term loan facility to 2029 and setting the maturity for the new revolving credit facility to 2028. Following the refinancing, the credit facility consists of a €450 million 5-year term loan amortizing in five equal semi-annual payments starting in April 2027 and a €300 million 4-year committed revolving credit facility. The credit facility, denominated exclusively in Euros, has a floating interest rate of EURIBOR plus a leverage-based interest rate margin ranging from 1.40% to 2.15%, and maintains its previous financial covenants, consistent with an investment-grade capital structure, that allows a maximum leverage ratio of 3.75x throughout the life of the loan and a minimum interest coverage ratio of 2.75x. Cemex, S.A.B. de C.V.’s obligations thereunder are guaranteed by the Refinancing Guarantors (as defined elsewhere in this annual report). Debt under the 2022 EUR Credit Agreement was issued under the sustainability-linked financing framework (“SLFF”).

•	We achieved a significant portfolio rebalancing milestone with $2.2 billion in announced divestments.

•	We announced a progressive shareholder dividend program.

•	We regained our investment grade rating and achieved a leverage ratio of 1.81x as calculated under the Credit Agreements.

Beyond exceptional financial results, we remain committed to health and safety and continue to have good results. In 2024, our employee Lost Time Injury (“LTI”) Frequency Rate was 0.6, with zero injuries across 87% of our sites globally. We believe these results demonstrate our continuous improvement commitment is producing positive outcomes as we aim toward our Zero4Life goal. We look forward to maintaining continuity and sustained growth under our renewed management team. This change comes at a time when Cemex is in a strong position, with a solid financial foundation, a clear strategic vision, and a firm commitment to innovation, sustainability and operational excellence, driving long-term value while contributing to a more resilient and sustainable environment.

CEMEX • 2024 20-F REPORT • 12

PART I

As required pursuant to the laws of Mexico, the following is a description of our debt securities listed in Mexico:

CEMEX • 2024 20-F REPORT • 13

PART I

INFORMATION ABOUT THE LONG-TERM NOTES (CERTIFICADOS BURSÁTILES A TASA VARIABLE)

(“Long-Term Notes 1”) ISSUED BY CEMEX, S.A.B. DE C.V.

AS OF DECEMBER 31, 2024

Amount of the Issuance of Original Long-Term Notes 1: Ps1,000,000,000.00.

Amount of the Issuance of Additional Long-Term Notes 1: Ps2,000,000,000.00.

Name of the Issuer: Cemex, S.A.B. de C.V.

Ticker: “CEMEX 23L”

Issue Number under the Program: First Issuance and First Reopening of First Issuance.

Issue Date of Original Long-Term Notes 1: October 5, 2023.

Issue Date of Additional Long-Term Notes 1: February 20, 2024.

Maturity Date: October 1, 2026.

Term of Original Long-Term Notes 1: 1,092 days.

Term of Additional Long-Term Notes 1: 954 days.

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

Guarantee: The Long-Term Notes 1 will be guaranteed, initially, by the following entities (the “Long-Term Notes 1 Guarantors” or “Refinancing Guarantors”): Cemex Concretos, S.A. de C.V. (“Cemex Concretos”), Cemex Corp. (“Cemex Corp”), Cemex Operaciones México, S.A. de C.V. (“COM”), and Cemex Innovation Holding Ltd. (“CIH”), but are not secured. Cemex, S.A.B. de C.V. shall have the right to release or replace any Long-Term Notes 1 Guarantor, or add new guarantors, provided that after such release, addition or replacement takes effect, the Minimum Endorsement (as defined in the Long-Term Notes 1) is satisfied.

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

CEMEX • 2024 20-F REPORT • 14

PART I

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

Cemex, S.A.B. de C.V.’s policy on making decisions regarding corporate restructurings, including acquisitions, mergers and spin-offs during the term of the issue: Cemex, S.A.B. de C.V. and the Long-Term Notes 1 Guarantors cannot merge, unless: (i) the merged or acquiring company assumes the obligations of the Issuer or the Long-Term Notes 1 Guarantor, as appropriate, under the Long-Term Notes 1, (ii) a Cause of Early Termination (as defined in the Long-Term Notes 1) does not occur under the Long-Term Notes 1 as a result of the merger or transfer, and (iii) the merged or acquiring company delivers to the Common Representative (as defined in the Long-Term Notes 1) a legal opinion stating that said merger or transfer complies with (i) and (ii) above.

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

The net proceeds from the issuance of the Long-Term Notes 1 were applied towards total or partial repayment of the then-outstanding amount under the revolving credit facility of the Amended 2021 Credit Agreement.

CEMEX • 2024 20-F REPORT • 15

PART I

INFORMATION ABOUT THE LONG-TERM NOTES (CERTIFICADOS BURSÁTILES A TASA FIJA)

(“Long-Term Notes 2”) ISSUED BY CEMEX, S.A.B. DE C.V.

AS OF DECEMBER 31, 2024

Amount of the Issuance of Original Long-Term Notes 2: Ps5,000,000,000.00.

Amount of the Issuance of Additional Long-Term Notes 2: Ps3,500,000,000.00.

Name of the Issuer: Cemex, S.A.B. de C.V.

Ticker: “CEMEX 23-2L”

Issue Number under the Program: Second Issuance and First Reopening of Second Issuance.

Issue Date of Original Long-Term Notes 2: October 5, 2023.

Issue Date of Additional Long-Term Notes 2: February 20, 2024.

Maturity Date: September 26, 2030.

Term of Original Long-Term Notes 2: 2,548 days.

Term of Additional Long-Term Notes 2: 2,410 days.

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

Guarantee: The Long-Term Notes 2 will be guaranteed, initially, by Long-Term Notes 1 Guarantors, but are not secured. The Issuer shall have the right to release or replace any Long-Term Note 1 Guarantor, or add new guarantors, provided that after such release, addition or replacement takes effect, the Minimum Endorsement (as defined in the Long-Term Notes 2) is satisfied.

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

CEMEX • 2024 20-F REPORT • 16

PART I

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

The net proceeds from the issuance of the Long-Term Notes 2 were applied towards total or partial repayment of the then-outstanding amount under the revolving credit facility of the Amended 2021 Credit Agreement.

CEMEX • 2024 20-F REPORT • 17

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

•

Corporate rights, mainly voting rights, may not be available to any person that acquires or otherwise becomes entitled to vote 2% or more of Cemex, S.A.B. de C.V.’s shares with voting rights without the previous approval of Cemex, S.A.B. de C.V.’s Board of Directors.

•	Preemptive rights generally available under Mexican law may be unavailable to ADS holders.

•	The protections afforded to shareholders in Mexico are different from those in other countries and may be more difficult to enforce.

Risks Relating to Our Business and Operations

•

Economic conditions globally, including persistently elevated inflation and interest rates, particularly in countries where we operate, have affected and may continue to adversely affect our business, financial condition, liquidity, and results of operations.

•

Political, social, and geopolitical events, changes in public policies and other risks in some of the countries where we operate, which are inherent to the operations of an international company, could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

•	The emergence or continued escalation of geopolitical conflicts may have a material adverse effect on our business, financial condition, liquidity, and results of operation.

•	Potential political, economic, and military instability in Israel and the Middle East could materially and adversely affect our business, financial condition, liquidity, and results of operation.

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

•	Labor activism and unrest, or failure to maintain satisfactory labor relations, could materially and adversely affect our reputation and results of operations.

CEMEX • 2024 20-F REPORT • 18

PART I

•

We are subject to restrictions and reputational risks resulting from non-controlling interests held by third parties in our consolidated subsidiaries. As of the date of this annual report, we control publicly listed companies in Trinidad and Tobago and in Jamaica, where this risk is heightened.

•	High energy and fuel costs have had and may continue to have a material adverse effect on our business, financial condition, liquidity, and results of operation.

•

We are increasingly dependent on information technology and our systems and infrastructure, as well as those provided by third-party service providers, face certain risks, including cyber-security risks, which if materialized, could materially and adversely affect our business, financial condition, liquidity, and results of operation.

•

The development and adoption of AI, including generative AI, and its use by us or use or misuse by third parties, may increase the financial and operational risks or create new financial or operational risks that we are not currently anticipating.

•

We may not be able to realize the expected benefits from our portfolio rebalancing or any divestments, acquisitions, investments or joint ventures, some of which may have a material impact on our reputation, business, financial condition, liquidity, and results of operations. Any failure to realize expected benefits from the bolt-on acquisitions of our business strategy heightens this risk.

•

We have adopted a sustainability strategy we consider to be ambitious. Our sustainability strategy includes achieving the targets of our “Future in Action” climate action program and some of these targets are replicated as key performance indicators in our sustainability-linked financing arrangements. Failure to reach these goals may expose us to certain risks that could have a material adverse effect on our reputation, business, financial condition, liquidity, and results of operations.

•

A substantial amount of our total assets consists of intangible assets, including goodwill. We have recognized charges for goodwill impairment in the past, nevertheless no goodwill impairment was recognized in 2024, but if market or industry conditions deteriorate in the future, additional impairment charges may be recognized.

•	The failure of any bank in which we deposit our funds could have an adverse effect on our financial condition.

•	Activities in our business can be hazardous and can cause injury to people or damage to property in certain circumstances.

•

The introduction of or failure to introduce construction material substitutes or alternative forms of cement, ready-mix concrete, or aggregates into the market and the development of or failure to develop new construction techniques and technologies could have a material adverse effect on our business, financial condition, liquidity, and results of operations and could have an impact in our sustainability targets.

•

We operate in highly competitive markets with numerous players employing different competitive strategies and if we do not compete effectively, our revenues, market share, business and results of operations may be affected.

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

•

We could be materially and adversely affected by any significant or prolonged disruption to our production facilities, which could impact our business, financial condition, liquidity, and results of operations.

CEMEX • 2024 20-F REPORT • 19

PART I

•

Our insurance coverage may not cover all the risks to which we, our board members, officers and employees may be exposed or may cover them to an amount that may not be sufficient to satisfy our requirements.

•

Our success depends largely on the strategic vision and actions of Cemex, S.A.B. de C.V.’s Board of Directors and on key members of our executive management team and the availability of a specialized workforce.

•	Future pandemics and epidemics could materially adversely affect our financial condition and results of operations.

Risks Relating to Our Indebtedness and Certain Other Obligations

•

The Credit Agreements, the indentures governing our outstanding 3.125% Euro-denominated notes due 2026 (the “March 2026 Euro Notes”), 5.450% Dollar denominated notes due 2029 (the “November 2029 Dollar Notes”), 5.200% Dollar denominated notes due 2030 (the “September 2030 Dollar Notes”), 3.875% Dollar denominated notes due 2031 (the “July 2031 Dollar Notes”), and the sustainability-linked long-term notes in the Mexican market (the “CEBURES” and, collectively with the March 2026 Euro Notes, the November 2029 Dollar Notes, the September 2030 Dollar Notes and the July 2031 Dollar Notes, the “Notes”) and our other debt agreements and/or instruments and other agreements contain several restrictions and covenants. Our failure to comply with such restrictions and covenants or any inability to capitalize on business opportunities or refinance our debt resulting from them could have a material adverse effect on our business and financial conditions.

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

•

Our ability to repay debt and pay dividends is highly dependent on our subsidiaries’ ability to transfer income and dividends to us. As of the date of this annual report, we control publicly listed companies in Trinidad and Tobago and in Jamaica, where this risk is heightened.

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

Risks Relating to Regulatory and Legal Matters

•

We are subject to the laws and regulations of the countries where we operate and do business. Non-compliance with laws and regulations and/or any material changes in such laws and regulations and/or any significant delays in assessing the impact and/ or adapting to such changes in laws and regulations may have a material adverse effect on our reputation, business, financial condition, liquidity, and results of operations.

CEMEX • 2024 20-F REPORT • 20

PART I

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

•

We are subject to human rights, anti-corruption, anti-bribery, anti-money laundering, antitrust, anti-boycott, economic sanctions, anti-terrorism, trade embargoes, and export control laws and regulations in the countries in which we operate and do business, a considerable number of which are considered high and medium risk countries for purposes of corruption, money laundering, and other matters. Any violation of any such laws or regulations could have a material adverse impact on our reputation, results of operations, and financial condition, as well as harm our reputation.

•	Certain tax matters have had and may have a material adverse effect on our cash flow, financial condition, and net income, as well as on our reputation.

•

Our operations are subject to environmental laws and regulations, including those relating to greenhouse gas emissions, and new reporting requirements that are or could become effective and increasingly stringent.

•	It may be difficult to enforce civil liabilities against us or the members of Cemex, S.A.B. de C.V.’s Board of Directors, our senior management, and controlling persons.

Risks Relating to Ownership of Our Securities

Non-Mexicans may not hold Cemex, S.A.B. de C.V.’s Series A shares directly and must have them held in a trust at all times.

Any person acquiring shares, CPOs or ADSs of Cemex, S.A.B. de C.V. should be aware that non-Mexican investors and Mexican companies without a foreign investment-exclusion clause in their by-laws may not directly hold the Series A shares underlying Cemex, S.A.B. de C.V.’s CPOs or ADSs, but may hold them indirectly through Cemex, S.A.B. de C.V.’s CPO trust. Upon the early termination or expiration of the term of Cemex, S.A.B. de C.V.’s CPO trust on September 6, 2029, the Series A shares underlying the CPOs held by non-Mexican investors or by Mexican companies without a foreign investment-exclusion clause in their by-laws must be placed into a new trust similar to the current CPO trust. We cannot guarantee that a trust similar to the CPO trust will exist or that the relevant authorization for the transfer of Cemex, S.A.B. de C.V.’s Series A shares to such a trust will be obtained. In that event, such investors might be required to sell their Series A shares to a Mexican individual or corporation that has a foreign investment-exclusion clause in its by-laws, which could expose shareholders to a loss in the sale of the corresponding Series A shares and may cause the price of Cemex, S.A.B. de C.V.’s shares, CPOs and ADSs to decrease.

ADS holders may only indirectly vote the Series B shares represented by the CPOs deposited with the ADS depositary through the ADS depositary and are not entitled to vote the Series A shares represented by the CPOs deposited with the ADS depositary or to attend shareholders’ meetings.

Any person acquiring ADSs should be aware of the terms of the ADSs, the corresponding deposit agreement pursuant to which the ADSs are issued (the “Deposit Agreement”), the CPO Trust (as defined in the Deposit Agreement) and Cemex, S.A.B. de C.V.’s by-laws. Under such terms, in relation to shareholders’ meetings of Cemex, S.A.B. de C.V., a holder of an ADS has the right to instruct the ADS depositary to exercise voting rights only with respect to Series B shares represented by the CPOs deposited with the depositary, but not with respect to the Series A shares represented by the CPOs deposited with the depositary. ADS holders will not be able to directly

CEMEX • 2024 20-F REPORT • 21

PART I

exercise their right to vote unless they withdraw the CPOs underlying their ADSs (and, in the case of non-Mexican holders, even if they do so, they may not vote the Series A shares represented by the CPOs) and may not receive voting materials in time to ensure that they are able to instruct the depositary to vote the CPOs underlying their ADSs or receive sufficient notice of a shareholders’ meeting of Cemex, S.A.B. de C.V. to permit them to withdraw their CPOs to allow them to cast their vote with respect to any specific matter. Holders of ADSs will not have the right to instruct the ADS depositary as to the exercise of voting rights in respect of Series A shares underlying CPOs held in the CPO Trust. Under the terms of the CPO Trust, Series A shares underlying CPOs held by non-Mexican nationals, including all Series A shares underlying CPOs represented by ADSs, will be voted by the CPO Trustee (as defined in the Deposit Agreement), according to the majority of all Series A shares held by Mexican nationals and Series B shares voted at a shareholders meeting of Cemex, S.A.B. de C.V. In addition, the depositary and its agents may not be able to send out voting instructions on time or carry them out in the manner an ADS holder has instructed. As a result, ADS holders may not be able to exercise their right to vote and they may lack recourse if the CPOs underlying their ADSs are not voted as they requested. ADS holders will also not be permitted to vote the CPOs underlying the ADSs directly at a shareholders’ meeting of Cemex, S.A.B. de C.V. or to appoint a proxy to do so without withdrawing the CPOs. If the ADS depositary does not receive voting instructions from a holder of ADSs in a timely manner, such holder will nevertheless be treated as having instructed the ADS depositary to give a proxy to a person the corresponding CPO trust’s technical committee, which is formed by our employees, designates, to vote the Series B shares underlying the CPOs represented by the ADSs in his/her discretion. The ADS depositary or the custodian for the CPOs on deposit may represent the CPOs at any meeting of holders of CPOs of Cemex, S.A.B. de C.V. even if no voting instructions have been received. The CPO trustee may represent the Series A shares and the Series B shares represented by the CPOs at any meeting of holders of Series A shares or Series B shares of Cemex, S.A.B. de C.V. even if no voting instructions have been received. By so attending, the ADS depositary, the custodian or the CPO trustee, as applicable, may contribute to the establishment of a quorum at a meeting of holders of CPOs, Series A shares or Series B shares, as appropriate. In addition, even though every shareholder of Cemex, S.A.B. de C.V. is entitled to attend shareholders’ meetings pursuant to Cemex, S.A.B. de C.V.’s by-laws and Mexican law, ADS holders are generally not able to attend shareholders’ meetings because they are not the registered holders of the CPOs underlying the ADSs they hold; and, consequently, they are generally unable to satisfy the procedural requirements to attend a shareholders’ meeting pursuant to Cemex, S.A.B. de C.V.’s by-laws and the CPO Trust unless they withdraw the CPOs underlying their ADSs (and, in the case of non-Mexican holders, even if they do so, they may not vote the Series A shares represented by the CPOs). Generally, as only registered holders of CPOs are able to satisfy the requirements to attend a shareholders’ meeting of Cemex, S.A.B. de C.V. pursuant to Cemex, S.A.B. de C.V.’s by-laws and the CPO Trust, only the ADS depositary (as the registered holder of the CPOs underlying ADSs) or the CPO trustee (at the direction of the ADS depositary) will be able to satisfy such requirements and attend shareholders’ meetings of Cemex, S.A.B. de C.V. to represent the CPOs underlying ADSs at a shareholders’ meeting of Cemex, S.A.B. de C.V.

Corporate rights, mainly voting rights, may not be available to any person that acquires or otherwise becomes entitled to vote 2% or more of Cemex, S.A.B. de C.V.’s shares with voting rights without the previous approval of Cemex, S.A.B. de C.V.’s Board of Directors.

Any person acquiring shares, CPOs or ADSs of Cemex, S.A.B. de C.V., must be aware that Cemex, S.A.B. de C.V.’s by-laws provide that its Board of Directors must authorize in advance any transfer of voting shares of its capital stock or other transaction that would result in any person, or group acting in concert, becoming a holder of or otherwise becoming entitled to vote 2% or more of Cemex, S.A.B. de C.V.’s shares with voting rights. In the event this requirement is not met, the persons acquiring such shares or executing such transaction will not be entitled to any corporate rights, mainly voting rights, with respect to such shares, CPOs or ADSs, and such shares, CPOs or ADSs will not be taken into account for purposes of determining a quorum for any Cemex, S.A.B. de C.V. shareholders’

CEMEX • 2024 20-F REPORT • 22

PART I

meetings, Cemex, S.A.B. de C.V. will not record such persons as holders of such shares in its share registry and the registry undertaken by Indeval (as defined below) shall not have any effect. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

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

Under Mexican law, the protections afforded to shareholders are different from those in the United States and countries in continental Europe. In particular, the legal framework and case law pertaining to directors’ duties and disputes between shareholders and us, the members of Cemex, S.A.B. de C.V.’s Board of Directors or our officers are less protective of shareholders under Mexican law than under U.S. and continental European law. Mexican law only permits shareholder derivative suits (i.e., suits for our benefit as opposed to the direct benefit of our shareholders) and there are procedural requirements for bringing shareholder derivative lawsuits, such as minimum holdings, which differ from those in effect in other jurisdictions. There is also a substantially less active plaintiffs’ bar dedicated to the enforcement of shareholders’ rights in Mexico than in the United States or Europe. As a result, in practice it may be more difficult for our shareholders to initiate an action against us, the members of Cemex, S.A.B. de C.V.’s Board of Directors or our officers or obtain direct remedies than it would be for shareholders of a U.S. or European company.

Risks Relating to Our Business and Operations

Economic conditions globally, including persistently elevated inflation and interest rates, particularly in countries where we operate, have affected and may continue to adversely affect our business, financial condition, liquidity, and results of operations.

The economic conditions in some of the countries where we operate have had and may continue to have a material adverse effect on our business, financial condition, liquidity, and results of operations worldwide. Our results of operations are highly dependent on the results of our operating subsidiaries worldwide, including those in (i) the United States, (ii) Mexico, (iii) Europe, the Middle East and Africa (“EMEA”), and (iv) South America, Central America

CEMEX • 2024 20-F REPORT • 23

PART I

and the Caribbean (“SCA&C”). See “Item 4—Information on the Company—Business Overview” for more information. Demand for our products and services, our production levels, availability of raw materials and materials that are generally required to operate our business and our general financial and operating results are highly dependent on overall economic conditions.

For a geographic breakdown of our external revenues for the year ended December 31, 2024, see “Item 4—Information on the Company—Business Overview—Geographic Breakdown of External Revenues by Reportable Segment for the Year Ended December 31, 2024.”

As of the date of this annual report, we believe that the main risk factors for the global economy and the countries where we operate include, but are not limited to: (i) an environment of elevated uncertainty linked to policy shifts in the United States and other countries, particularly with respect to trade (including additional import tariffs already enacted and the threat of further duties and levies), as well as to policy changes in other areas, including immigration, energy, climate and foreign affairs, all of which could impact the global economy; (ii) persistently elevated and/or accelerating inflation, which may result in an extended period of high nominal interest rates and restrictive financial conditions, a deterioration in the purchasing power of consumers, businesses, and other economic agents, lower economic growth, or higher odds of an economic recession; (iii) a more-pronounced-than-expected cyclical downturn, even in the absence of further inflationary pressures, reflecting the overall rise in policy uncertainty, an increase of economic protectionism, potential policy errors, consumer and business pessimism, delayed effects of restrictive monetary policies across countries, fiscal pressures, among other potential triggers; (iv) the possibility of widespread financial market distress and elevated volatility in relation to the escalation of global trade tensions or the prolonged period of high interest rates, among other possible causes; (v) external, fiscal, debt, and other types of imbalances at the country level, including in the United States and Europe, which, should they occur, often have unfavorable economic and financial implications domestically and that extend beyond their own borders; (vi) the expansion or intensification of geopolitical conflicts, including but not limited to the war between Russia and Ukraine and the ongoing conflicts in the Middle East, which may result in the possible fragmentation in international relations, the escalation of armed hostilities, and the disruption of trade and economic activity; (vii) weather abnormalities and adverse climate shocks that may impair production, trade, construction, and overall economic activity, as well as result in price fluctuations of energy and other production inputs; (viii) heightened domestic policy uncertainty related to newly elected governments and policy shifts in many of the countries where we operate; (ix) a worsening of China’s economic performance, particularly in the current context of market-relevant trade conflicts with the United States, which may put downward pressure on global trade, have negative spillovers on China’s economic partners and/or the global economy at large, as well as result in financial sector volatility; (x) social protests and generalized civil unrest deriving from popular perceptions of mishandling of domestic economic issues, geopolitical conflicts, climate-related issues, alleged social injustices, among other events of a global or regionwide reach; (xi) an increase in the frequency, intensity, and overall destructiveness of cyberattacks involving critical infrastructure of a physical, social, digital, or other nature, which could disrupt governments, financial markets, industries, communities, and individual businesses; (xii) factors that could afflict the performance of the financial sector, including inappropriate risk monitoring or improper regulation of financial entities and the rapid and unchecked growth of crypto assets.

While inflation has slowly decreased from its peak in 2022, and some inflation forecasts still point at inflation decreasing further in 2025 relative to 2024, risks of persistently elevated inflation have intensified. Among the main factors that could result in renewed inflationary pressures are: (i) permanent and extensive import tariffs and the escalation of trade tensions and increased risk of tariff and trade retaliation among countries; (ii) shocks to global goods logistics and supply chains, which could arise due to increased economic nationalism and protectionism, geopolitical, weather-related, and other types of events; (iii) energy and food market price surges, also triggered potentially by several distinct elements, such as the war between Russia and Ukraine, present conflicts in the Middle East or weather disruptions; and (iv) a significant weakening of local currencies with respect to countries’ main trading

CEMEX • 2024 20-F REPORT • 24

PART I

partners, due to unexpected shifts in policy, the rise of economic nationalist and protectionist policies in the United States and elsewhere, divergence in monetary policy paths, “flight to safety” dynamics in global capital markets, market perceptions of fiscal imbalances, among other factors.

High inflation and/or policy shifts can deteriorate economic conditions in the countries where we operate or from which we source products and services and have caused and may continue to cause a rise in the costs of manufacturing our products, as well as an increase in related expenses, such as, but not limited to, sourcing of inputs, manufacturing, storage, labor, shipping, and delivery-related expenses. Furthermore, there is no assurance that any of our operations, especially those that have historically not experienced inflationary pressures like in the United States and Europe, would be well-prepared to cope with inflationary pressures. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—High energy and fuel costs have had and may continue to have a material adverse effect on our business, financial condition, liquidity, and results of operation” for information on how energy and fuel costs affect the costs of manufacturing our products and related expenses.

Although central banks have begun to lower benchmark interest rates, “sticky” high inflation may cause policymakers to pause monetary easing until more progress is seen, keeping financial conditions restrictive for longer. This could hinder the supply of credit by elevating financing costs, generally impede a rebound in economic activity, and/or lead to a recession. The evolution of monetary policy in advanced economies such as the United States and Europe is especially relevant to our business, given their outsized weight in the global economy and our portfolios, but also because of potential spillovers that a downturn of economic activity in such countries could have in other geographies that are very relevant for our business, such as Mexico. Persistently restrictive levels of financing conditions could also trigger or aggravate widespread financial market distress in both advanced and emerging economies, especially in cases where sovereigns and/or corporates are overleveraged, as is the case in some of the countries where we have operations. Tight conditions would also be very relevant for countries attempting to consolidate their public finances, and/or for those who have expressed the need to expand their spending on items such as infrastructure and defense, such as some of the economies in the EU. Persistently elevated interest rates have previously translated into high financing costs and disruptions in countries’ budgeting processes, resulting in an overall hindrance to economic growth and favorable business conditions, and could do so again in the future. In addition, recent policy changes in countries in which we operate, such as the imposition of new tariffs by the U.S. government, could materially adversely impact financial markets, including U.S. Treasury rates. For example, after the U.S. administration’s recent imposition of tariffs as described elsewhere in this annual report, the 10-year Treasury yield increased from less than 4% percent on April 4, 2025 to 4.5% intra-day on April 8, 2025, marking one of the biggest spikes on record, and the 30-year Treasury yield topped 5%. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Related to Tariffs—Imposition of Tariffs by the United States” for more information on the imposition of tariffs by the United States.

Emerging markets and developing economies with significant foreign-currency denominated debt and financing needs could be particularly exposed and affected in an environment of sustainedly high interest rates in advanced economies and overall market uncertainty, as they could see capital outflows, exchange rate volatility, unfavorable shifts in investor sentiment and increasing borrowing costs, all of which could lead to adverse growth and financial outcomes. Similarly, large-scale corporate debt defaults or restructuring could reverberate widely. A substantial portion of our operations are located in developing countries, mainly Mexico, which tend to have relatively more volatile currencies and, in the past, have gone through episodes of capital outflows under such circumstances. In the event that one or more of these risks materialize, there could be material adverse effect on our business, financial condition, liquidity, and results of operations, particularly if exchange rate fluctuations result in lower revenues and/or more limited available resources in local currencies (through the impact of lower real demand, an increase in expenditures due to the weakening of the local currency, among others), which could in turn limit our ability to make necessary expenditures and investments, as well as curb our capacity to serve our debt and other obligations. See

CEMEX • 2024 20-F REPORT • 25

PART I

“Item 4—Business Overview—Information on the Company—Geographic Breakdown of External Revenues by Reportable Segment for the Year Ended December 31, 2024” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness.”

Social unrest and generalized protests could also disrupt our business, particularly in the context of high inflation, high interest rates, low economic growth, and more generally in countries where macroeconomic, geopolitics, and political developments, including elections, have negatively impacted the countries in which these events occur.

Climate change, which has entailed more frequent and intense weather-related events, already has had visible impacts on countries, businesses, and households, with effects beyond the regions where disasters strike. Cross-border migration pressures, financial stress (including among creditors and insurers in countries not directly impacted by a given event), and health care burdens may arise, with implications that persist long after the events occur. Weather-related events may pose further challenges to the capacity and ability of individual and collective economies to grow.

As of the date of this annual report, the Mexican economy faces several risks in the short term including, but not limited to: (i) an economic downturn in the United States; (ii) public policy shifts in the United States, particularly in areas such as trade, migration, energy, climate, security, foreign policy and other relevant topics, which could significantly impact Mexico’s economy, including its construction and manufacturing sectors, and strain the bilateral relationship between the two countries; (iii) higher domestic uncertainty regarding economic policies and the rule of law stemming from recent constitutional reforms and their implementation that could bring significant changes to governmental, administrative, political, industrial, business or social structures; (iv) sharp deviations in the implementation of Mexico’s public budget as approved by the Mexican congress in December 2024; (v) delays in the rollout of the recently launched National Investment Plan (Plan Mexico) (vi) changes in the public perception of Mexico’s capacity to incentivize and retain investments, including those related to the ongoing process of supply chain relocation or “nearshoring”; (vii) sudden or large fluctuations in the value of Mexican Pesos vis-à-vis major currencies; (viii) additional strains in the operation and/or finances of Petróleos Mexicanos (“PEMEX”), which could result in its need of further capital requirements that could in turn adversely impact the sovereign’s fiscal stance and debt ratings; and (ix) a downgrade of Mexico’s long-term sovereign debt ratings by international rating agencies.

In general, demand for our products and services is strongly related to construction activity, as well as private and public infrastructure spending in the countries where we operate. Declines in the construction industry are usually correlated with deteriorations of general economic conditions. Countries grappling with observed or expected adverse economic effects may delay or cancel infrastructure, housing, commercial, and industrial projects, all of which would imply a reduction in demand for our products and services and could result in a material adverse effect on our business, financial condition, liquidity, and results of operations.

Political, social, and geopolitical events, changes in public policies and other risks in some of the countries where we operate, which are inherent to the operations of an international company, could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

As of December 31, 2024, our operations were mostly in Mexico, the United States, and certain countries in the EMEA and SCA&C regions (as described in “Item 4—Information on the Company—Business Overview”). For a geographic breakdown of our external revenues for the year ended December 31, 2024, see “Item 4—Information on the Company—Geographic Breakdown of External Revenues by Reportable Segment for the Year Ended December 31, 2024.”

CEMEX • 2024 20-F REPORT • 26

PART I

We are exposed to the circumstances prevalent in the countries in which we market our products and services. Like other companies with international operations, political, economic, geopolitical, or social developments in the countries where we operate or elsewhere, such as elections, new governments, changes in public policy, economic circumstances, laws and/or regulations, economic, trade, or military conflicts, trade policies, political dynamics, civil disturbances, and a rise in actual or perceived criminal activity or violence, could have a material adverse effect in the countries where we operate or on the global financial markets, and in turn on our business, financial condition, liquidity, and results of operations.

Presidential, legislative, state, and/or local elections took place in 2024 in several of the countries where we operate, including the United States, Mexico, Panama, Croatia, France, the United Kingdom and the EU. In 2025, elections are anticipated to be held in Mexico, Canada, Croatia, Poland, Czech Republic, Germany, Egypt, Trinidad & Tobago, Jamaica and Guyana. In addition, potential future snap elections in other countries resulting from social or political pressure cannot be discarded. Political changes, such as those resulting from such elections, could result in changes to the economic, political, or social conditions of the countries in which we operate, and in changes to laws, regulations, and public policies, which may contribute to heighten economic uncertainty or hamper business conditions. Any of the abovementioned or similar events, such as legislative or political gridlock, constitutional crises, and any situation that would result in political and/or economic uncertainty, could materially and adversely impact our business, financial condition, liquidity, and results of operations.

Political events and social unrest have impacted the business and economic environment in some of the countries in which we operate and beyond. Chiefly among these events has been the 2024 U.S. presidential and congressional elections. Changes in U.S. laws and policies, some of which have been unanticipated by market participants, have impacted international trade, foreign affairs, manufacturing, research and development, business and consumer confidence, and investment in the territories and countries where we or our customers operate, including the United States itself, as well as Mexico and China, which could materially adversely affect our business, financial condition, liquidity and results of operations. Since February 1, 2025, the new U.S. administration has announced new tariffs on every country, although many of the tariffs have since been delayed or rolled back. The new administration has especially targeted China with heightened trade measures, steadily increasing the tariffs on Chinese goods entering the United States. The tariffs spiked in April and reached an effective rate of 145% on April 10, 2025. When previously imposed Section 301 of the Trade Act of 1974 (“Section 301”) duties are taken into account (typically 25%), the combined rate would be 170%. Antidumping or countervailing duties, if applicable, would be added on top of this figure. Since April 10, 2025, China has retaliated with 125% tariffs on U.S. goods.

In 2025, the U.S. administration also announced a 25% tariff on imports from Mexico and Canada, but then exempted its application for goods that comply with rules of origin established under the USMCA. The U.S. administration also announced country-specific reciprocal tariffs on 60 countries (the “Country-Specific Reciprocal Tariffs”) and a 10% baseline tariff on all other countries. The Country-Specific Reciprocal Tariffs are paused until July 9, 2025. In the interim, the 10% baseline tariff will apply to all countries.

These developments could materially adversely impact our business, financial condition, liquidity, and results of operations. In addition, it is uncertain what other effects the new administration’s policies and the new Congress may have on our business, financial condition, liquidity and results of operations, and if any such effects may be material. Further geopolitical challenges, such as the trade tensions between the United States with various countries, including Mexico, Canada, China and the EU, could cause important disruptions in the global economic, supply chains, financial markets, and trade dynamics, which could impact the markets in which we operate and materially and adversely affect our business, financial condition, liquidity, and results of operations. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Related to Tariffs—Imposition of Tariffs by the United States” for more information on the imposition of tariffs by the United States.

CEMEX • 2024 20-F REPORT • 27

PART I

In Mexico, 2024 was marked by the biggest election in its history as measured by the number of posts that were contested, including that of the president, and thousands of legislative, state, and local races. The new president is affiliated with the same party of the incumbent, and that same party won a majority of the seats in both the Senate and the House, which resulted in a smooth government transition and indicates some level of policy continuity. We thus expect the incoming administration to extend some of the programs and projects undertaken in the last administration, and to consolidate some of the recent changes to Mexican laws, including the judicial reform, which, among other matters, permits the election of ministers, magistrates and judges through popular vote. The first judicial election following the judicial reform will take place in June 2025. It is uncertain how Mexico’s judicial branch will be affected, but potential consequences may include actual or perceived shifts in judicial independence, less predictability of rulings based on current precedents, as well as changes in the duration of proceedings due to the transition of ministers, magistrates and judges, among other effects on the Mexican judicial system. Additionally, negotiations to establish the Emission Trading System in the country are ongoing and could lead to its implementation in 2025. Furthermore, an increase of “green” taxes in states where we operate has come into effect or is expected. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico” and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico” for a description of the Mexican judicial reform, Emission Trading System, as well as a description of “green” taxes in Mexico. We are not certain if any such laws and regulations undergoing constitutional challenges will prevail. These and any other policies, laws and regulations which are further adopted could result in a deterioration of investment sentiment, political and economic uncertainty, and increased costs for our business, which may in turn have a material adverse effect on our business, financial condition, liquidity, and results of operation. See Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Related to Tariffs—Imposition of Tariffs by the United States” for more information on the imposition of tariffs by the United States.

Our operations in Egypt and Israel have experienced disruption because of, among other things, the war in the Middle East and general political instability, civil unrest, terrorism, extremism, deterioration of general diplomatic relations, and changes in the geopolitical dynamics in the region. There can be no assurances that political turbulence in Israel, Egypt, Iran, Iraq, Syria, Libya, Yemen, and other countries in Africa, the Middle East, and Asia will abate in the future or that neighboring countries (e.g., the United Arab Emirates (“UAE”)) will not be drawn further into conflict or experience instability. In addition, some of our operations are or may be subject to political risks, such as confiscation, expropriation, and/or nationalization, as for example was the case of our past operations in Venezuela.

See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—The emergence or continued escalation of geopolitical conflicts may have a material adverse effect on our business, financial condition, liquidity, and results of operation” for information on how the war between Russia and Ukraine, the war in the Middle East involving Israel, and ongoing disputes in Asia may affect our business, financial condition, liquidity, and results of operations.

In Latin America, discontent with politicians, corruption, poverty, and inequality have been cause for numerous protests and general social unrest. Protests have sparked throughout the region in countries such as Colombia, Panama, Peru, among others. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—Complications in relationships with local communities and different stakeholder perspectives could lead to social actions against our industry or company, including legal actions, on-the-ground protests, attacks on our assets or facilities, negative media campaigns, strikes, and social unrest.” All these events could disrupt our operations, affect our capacity to serve our clients, and damage our assets and/or reputation” for more information on how social protests may affect our operations. Furthermore, the region continues to be affected by the economic and political crisis of countries like Nicaragua, Cuba and Venezuela, which has had a major impact on the regional economy and poses an important economic, social and security risk.

CEMEX • 2024 20-F REPORT • 28

PART I

Social activism related to discontent with ruling governments and the economic and social conditions of the countries where we operate is another source of business disruption. Social protests and risk of labor strikes, especially when they take longer than expected, could have a negative impact on our business continuity and capacity to serve our clients.

There have also been terrorist attacks and ongoing threats of future terrorist attacks in countries in which we operate or in countries from which we source products and services. We cannot guarantee that there will not be new attacks or threats that will cause any damage to our operating units and facilities or locations, or those of our main clients or suppliers, or harm any of our employees, including members of Cemex, S.A.B. de C.V.’s Board of Directors or senior management, or lead to an economic contraction, financial markets volatility, or erection of material barriers to trade in any of our markets. An economic contraction in any of the markets where we operate could affect domestic demand for our products, which could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

As part of our risk governance approach, from time to time we evaluate the need to address the financial consequences of political or social risk through the purchase of insurance. As a result, we purchase certain types of political risk insurance policies for selected countries where we operate, and which are exposed to political turmoil, geopolitical issues or political uncertainty. These insurance policies are designed to offer some assistance to our financial flexibility to the extent that the specifics of a political incident could give rise to financial liability. However, we cannot guarantee that a given social or political event and possible changes in government policies will be covered by the political risk insurance policies we have in place, or that the amount of such insurance will be sufficient to offset the liability arising from any such events. Any such liability could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

These and other political, economic, social and geopolitical issues have the potential to impact the global economy, financial markets, and the overall stability of the countries and regions in which we operate and, in turn, could materially and adversely impact our business, financial condition, liquidity, and results of operations.

The emergence or continued escalation of geopolitical conflicts may have a material adverse effect on our business, financial condition, liquidity, and results of operation.

Global markets have experienced and are experiencing volatility and disruption due to geopolitical tensions, including Russia’s war with Ukraine, the war in the Middle East involving Israel, recent developments involving the fall of the Syrian government and ongoing tensions in Asia.

In February 2022, Russia launched a full-scale military invasion of Ukraine. Although the length and impact of the ongoing military conflict is unpredictable, the conflict in Ukraine has created and could lead to further market disruptions, including significant volatility in commodity prices, credit, and capital markets. After more than two years of conflict, hostilities continue to occur between Russia and Ukraine. As of the date of this annual report, comprehensive sanctions for Russian entities and officials have been enacted by the United States, the EU, the United Kingdom, Switzerland, Japan, France, New Zealand, Australia, Canada, Germany and Poland, among others, mainly against Russia and Russian individuals and companies, including agreements to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. It is uncertain whether a ceasefire agreement for this war could occur during 2025 or if a resolution to this war will occur in the future. Increased tensions could pose the risk of military action expanding to and/or mobilization by other countries in Europe.

Our operations in Egypt and Israel are exposed to the geopolitical tensions and conflicts in the Middle East, specifically the wars involving Israel. Increased tensions in the Middle East could pose the risk of full military action,

CEMEX • 2024 20-F REPORT • 29

PART I

including beyond Israel, the Gaza Strip and Lebanon, which may disrupt our supply chain and operations or otherwise adversely affect our employees, business, financial condition, liquidity, and results of operations. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—Potential political, economic, and military instability in Israel and the Middle East could materially and adversely affect our business, financial condition, liquidity, and results of operation.” In addition, in late 2024, Syrian rebels began seizing the country’s largest cities in their first major attacks since agreeing to a ceasefire in 2020. These events, which led to the fall of the Syrian government and ended the 50-year rule of the Assad family, have unknown consequences for the country and region’s dynamics. Such outcomes could have a material adverse effect on our business, financial condition, liquidity, or results of operations.

In Asia, ongoing tensions between North and South Korea, as well as territorial disputes among several Southeast Asian countries and China in the South China Sea continue to be a cause for social, economic, and political uncertainty and instability in the region. A major outbreak of hostilities or political upheaval in China, Hong Kong, Taiwan, North Korea, South Korea, or any other Asian nation could adversely affect the global economy, global trade and global supply chains, which could have a material adverse effect on our business, financial condition, liquidity, or results of operations.

If these conflicts further escalate, they could continue having a negative impact on the geopolitics and economy of their regions, which in turn could materially adversely affect our operations, financial condition, liquidity, and results of operations. These conflicts could have further global economic consequences, including, but not limited to, the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, scarcity in certain raw materials and products, declines in economic growth, increases in inflation rates, volatility on energy price and availability, and uncertainty about economic and political stability. Any of the foregoing consequences, including those we cannot yet predict, may have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Potential political, economic, and military instability in Israel and the Middle East could materially and adversely affect our business, financial condition, liquidity, and results of operation.

We currently have significant operations in Israel, Egypt and the UAE. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our operations in these countries. In recent years, Israel has been involved in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of Southern Lebanon, with the Houthis, an Islamist terrorist group that controls most of Yemen and with Iranian-backed military forces in Syria and Iraq. Some of these hostilities were accompanied by rocket attacks from the Gaza Strip and Southern Lebanon against civilian targets in various parts of Israel, which negatively affected employees and business conditions in Israel.

In October 2023, Hamas launched an unprecedented attack through Israel’s southern border from the Gaza Strip, targeting civilian and military assets. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against Hamas commenced in parallel to their continued rocket and terror attacks. Furthermore, hostilities along Israel’s northern border with Hezbollah in Lebanon began in October 2023, and nonstop rocket attacks by the terrorist group lead to an accelerated military campaign in late 2024. Although a mutual ceasefire between Israel and Hezbollah was signed in November 2024, tensions remain high. In addition, throughout 2024, Iran launched two separate large-scale drone and missile attacks on Israeli territory. Throughout the Israeli-Hamas conflict, two ceasefire-for-hostages deals have been agreed to between the parties: one in November 2023 that lasted one week and one in January 2025 that lasted less than two months, with the war resuming in March 2025. While mediating countries are working towards implementing a third and lasting ceasefire-for-hostages deal between Israel and Hamas, the intensity and duration of Israel’s current conflict with Hamas is difficult to predict, as is the Middle East conflicts’ economic implications on our business and operations and on Israel’s economy in general. In addition,

CEMEX • 2024 20-F REPORT • 30

PART I

the tension between Israel and Iran and/or their terror proxies may escalate in the future and turn even more violent, which could affect the Israeli economy in general and our operations in the region.

In 2024, there were no explosions, significant security incidents, or site closures that directly impacted our employees or operations. However, sales and volumes in Israel have been materially adversely affected since the onset of the war. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the value of direct damages that are caused by terrorist attacks or acts of war at market value before the attack or act of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damage incurred by us could have a material adverse effect on our business.

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

In the past, legal action has been taken against us for alleged violations of environmental laws. In 2018, a class action was filed against certain of our now former subsidiaries and affiliates in the Philippines in connection with a landslide that occurred in a community where one of our facilities is located. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters—Philippines Environmental Class Action” for more information on these legal proceedings. The risk of similar legal actions being taken against the Company in the future cannot be disregarded and we cannot guarantee that any such legal proceedings will be resolved in a manner favorable to us.

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

CEMEX • 2024 20-F REPORT • 31

PART I

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

Labor activism and unrest may adversely affect our operations and thereby adversely affect our business, financial condition, liquidity, results of operations, and prospects. Although most of our significant operations have not been affected by any significant labor disputes in the past, we cannot assure you that we will not experience labor unrest, activism, disputes, or actions in the future, including as a result of labor laws and regulations that have recently been enacted or that could come into effect in the future, some of which may be significant and could adversely affect our business, financial condition, liquidity, results of operations, and prospects. For example, in the third quarter of 2024, our operations in Colombia were materially adversely affected by a national transportation strike to protest increased fuel costs. The strike resulted in delays in the distribution of products, thereby hindering our ability to reach the targeted sales volume for that period. We cannot assure you that similar strikes or disruptions will not occur in Colombia or in other countries where we operate, potentially impacting our operations in the future.

Moreover, collective bargaining agreements covering all or part of our operations in other countries may also expire in the following years and negotiations for their renewal may be necessary. For example, the collective bargaining agreements covering all or part of our operations in Germany, France, Colombia, Trinidad and Tobago, Barbados, and Jamaica will expire or could be opted out of in 2025 or shortly thereafter, and as a result, negotiations for their renewal have taken place and/or are expected to take place in 2025 or the following years. Negotiations for the renewal of collective bargaining agreements covering all or part of our operations may or may not be successful. For a description of our most relevant collective bargaining agreements, see “Item 6—Directors, Senior Management, and Employees—Employees.”

We are subject to restrictions and reputational risks resulting from non-controlling interests held by third parties in our consolidated subsidiaries. As of the date of this annual report, we control publicly listed companies in Trinidad and Tobago and in Jamaica, where this risk is heightened.

We conduct our business mostly through subsidiaries. In some cases, third-party shareholders hold non-controlling interests in these subsidiaries. Our most important subsidiaries in which third-party shareholders held non-controlling interests as of the date of this annual report are Trinidad Cement Limited (“TCL”) and Caribbean Cement Company Limited (“CCCL”), both of which are publicly listed companies. Various disadvantages may result from the participation of

CEMEX • 2024 20-F REPORT • 32

PART I

non-controlling shareholders whose interests may not be aligned with ours. Some of these disadvantages may, among other things, result in our inability to, or complicate our ability to, implement organizational efficiencies, divest or acquire assets, contribute capital to such publicly listed subsidiaries to achieve operational improvements, and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively. In addition, we are also exposed to third-party shareholders initiating different actions or proceedings against us as controlling shareholders on corporate and corporate governance related matters, such as tender offer or divestment procedures, which could also harm our reputation and have an adverse effect on our business, liquidity, financial condition and results of operations.

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

Our commitment to transition to and increase the use of alternative energy sources and fuels may limit our flexibility to use energy sources and fuels that may be more cost-effective and require us to incur more in capital expenditures and investments than we currently have planned. However, if our efforts to increase our use of alternative fuels are unsuccessful, due to their limited availability, price volatility or otherwise, we would be required to use traditional fuels, which may be more expensive at any given time and increase our energy and fuel costs. Also, any such failure may cause us not to achieve the targets under our “Future in Action” climate action program and certain key performance indicators provided for in our sustainability-linked financing arrangements, which, among other adverse effects, would damage our reputation and give rise to an increase in our cost of capital. Any of this could have a material adverse effect on our business, financial condition, liquidity, and results of operations. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico” and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico—Constitutional Energy Reform” for a description of certain changes in the laws and regulations governing the energy, electricity and hydrocarbons sectors which have been enacted, have undergone or are undergoing constitutional challenges or approval procedures, and which may result in increased costs for our business, which may in turn have a material adverse effect on our business, financial condition, liquidity, and results of operations. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—Economic conditions globally, including persistently elevated inflation and interest rates, particularly in countries where we operate, have affected and may continue to adversely affect our business, financial condition, liquidity, and results of operations” for more information on the current inflationary environment.

We are increasingly dependent on information technology and our systems and infrastructure, as well as those provided by third-party service providers, face certain risks, including cyber-security risks, which if materialized, could materially and adversely affect our business, financial condition, liquidity, and results of operation.

We increasingly rely on a variety of information technology and cloud services, on a fully digital customer integration platform, such as Cemex Go, and on automated operating systems to manage and support our operations, as well as to offer our products to our customers. The proper functioning of this technology and these systems is critical to the

CEMEX • 2024 20-F REPORT • 33

PART I

efficient operation and management of our business, as well as for the sales generated by our business. Our systems and technologies may require modifications or upgrades as a result of technological changes, growth in our business and to enhance our business security. These changes may be costly and disruptive to our operations and could impose substantial demands on our systems and increase system outage time. Our systems and technology, as well as those provided by our third-party service providers, such as International Business Machines Corporation (“IBM”), Microsoft and HCL Technologies, among others, may be vulnerable to damage, disruption or intrusion caused by circumstances beyond our control, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, security breaches, computer viruses and cyber-attacks, including malicious codes, worms, ransomware, phishing, denial of service attacks and unauthorized access. For example, our digital solutions to improve sales, customer experience, enhance our operations and increase our business efficiencies could be impeded by such damages, disruptions or intrusions. Furthermore, while we expect to further integrate digital technologies into our operations as part of our Digital Forward transformation initiative and believe this is likely to assist us in fulfilling our strategic priorities, these integration efforts and the engagement of additional technology service providers and systems in our operations as part of Digital Forward could increase our exposure to these risks. See “Item 4—Information on the Company—Operating EBITDA Growth—Operational Improvements” for more information on Digital Forward and the related technologies, service providers and systems engaged as part of this digital transformation initiative. To try to minimize such risks, we safeguard our systems and electronic information through a set of cyber-security controls, processes, and a monitoring service to attend to potential breaches. In addition, we also have disaster recovery plans in case of incidents that could cause major disruptions to our business. However, these measures may not be sufficient or we may be unable to efficiently enable them when required, and our systems have in the past been subject to certain minor intrusions that did not result in a material breach or material impact to the Company, including distributed denial of service attacks, unauthorized access attempts, brute force attacks and phishing. As of the date of this annual report, (i) we are certified under and compliant with the International Organization for Standardization (“ISO”) 27001:2022 standards for information security management systems to preserve the confidentiality, integrity and availability of data; (ii) we are certified under the Payment Card Industry (PCI) security standard, which establishes requirements for the secure processing, storage, and transmission of credit card information for e-commerce transactions; and (iii) the majority of our cement plants received the ISO 27001:2022 certification. However, we cannot assure that we will always be able to retain or renew these certifications or that our systems will not be subject to certain intrusions. In a global business environment that relies on complex digital networks, cybercriminals are often outpacing a company’s ability to prevent and manage cyberthreats. The digitalization of global supply chains creates new risks as they increasingly rely on technology and other third parties. Additionally, the integration of newly acquired assets and businesses to Cemex’s network may take time to implement and therefore the period between the acquisition and integration could pose a security risk to Cemex’s current infrastructure, business, and operation. The divestment of businesses could also pose a cybersecurity threat to Cemex’s business and operation, as third parties may be granted limited access to Cemex’s current technology infrastructure as part of transition agreements entered into as part of divestments.

Leveraging digital technology throughout our operations is a fundamental component of our latest cost cutting initiative, “Project Cutting Edge.” Our failure or inability to take advantage of these technologies, or any failure or malfunction of these technologies may lead to us being unable to realize the expected benefits from this initiative. Failure to achieve the results intended with the implementation of “Project Cutting Edge” could have a material adverse impact on our business, financial condition, liquidity, results of operations, and prospects. For more information on this initiative, see “Item 5—Operating and Financial Review and Prospects—Recent Developments— Recent Developments Relating to Project Cutting Edge.”

During 2024, there was a global trend of an increase in security threats, including, but not limited to, phishing and social engineering, smishing, ransomware campaigns, AI-powered attacks and supply chain attacks, among others. While we have invested in the protection of our data and information technology to reduce these risks and periodically

CEMEX • 2024 20-F REPORT • 34

PART I

test the security of our information systems network, there can be no assurance that our efforts will prevent breakdowns or breaches in our systems that could have a material adverse effect on our financial condition, results of operations and liquidity. Any of our vendors’ and third-party service providers’ failure to maintain the security of the data we are required to protect could result in damage to our reputation, financial obligations to third parties, fines, penalties, regulatory proceedings and private litigation with potentially large costs, and also in deterioration in customers’ confidence in us and other competitive disadvantages. While, to date, we have not had a significant cybersecurity breach or attack that has a material impact on our business or results of operations, there can be no assurance that our efforts to maintain the security and integrity of our information technology networks and related systems will be effective or that attempted security breaches or disruptions would not be successful or damaging.

As of December 31, 2024, Cemex Go had more than 64,600 customers across the countries in which we do business, and through Cemex Go we receive approximately 59% of our main product orders which represent 67% of our total global sales. As the penetration and adoption of Cemex Go and our other digital platforms and systems progresses, the impact of any related incident or disruption is likely to increase. Any significant information leakages or theft of information, or any unlawful processing of personal data, could affect our compliance with data privacy laws and make us subject to regulatory action, including substantial fines and private litigation with potentially large costs, and could damage our relationship with our employees, customers, and suppliers, which could have a material adverse impact on our business, financial condition, liquidity, results of operations, and prospects.

Furthermore, in June 2024, our insurance program was renewed for 12 additional months. This program includes insurance coverage that, subject to its terms and conditions, is intended to address certain costs associated with cyber incidents, network failures, and data privacy-related concerns. Nevertheless, this insurance coverage may not, depending on the specific facts and circumstances surrounding an incident, cover all losses or types of claims that may arise from an incident or the damage to our reputation or brands that may result from an incident. However, any significant disruption to our systems could have a material adverse effect on our business, financial condition, liquidity, and results of operations, and could also harm our reputation.

The development and adoption of AI, including generative AI, and its use by us or use or misuse by third parties, may increase the financial and operational risks or create new financial or operational risks that we are not currently anticipating.

AI technologies offer potential benefits in areas such as customer service personalization and process automation, and we expect to use AI and generative AI to help deliver products, services and support critical functions. We also expect third parties on whom we rely on to do the same. While AI and generative AI offer benefits to our business, the use of AI and generative AI has become a concerning risk in the global landscape. AI and generative AI may be misused by our users or by such third parties. This risk is heightened as the technology’s relative newness, rapid evolution, and widespread adoption outpace the development of regulatory frameworks and standards governing its use, creating challenges for organizations to maintain compliance with data protection and privacy laws. For example, in 2024, cybercriminals utilized AI to develop highly sophisticated phishing campaigns and social engineering attacks. These AI-generated traps are harder to detect, significantly increasing the risk of compromise. The use of generative AI to produce deep-fakes and other forms of impersonation is also becoming increasingly prevalent. The misuse of these technologies could expose us to legal or regulatory risk, damage customer relationships, or cause reputational harm. Our competitors may adopt AI or generative AI more quickly or effectively than us, potentially affecting our competitive position. Given that generative AI technology is so new, many of the potential risks of generative AI are currently unknowable; however, specific risks relating to AI and generative AI could include, among others: (i) Reputational Damage: AI can create convincing fake images, videos, and text that can be used to deceive people. Malicious actors could use AI to create deepfakes of members of our Board of Directors, members of our senior management or other employees, clients or suppliers stating information that deviate from actual events or manipulate

CEMEX • 2024 20-F REPORT • 35

PART I

financial documents, leading to loss of customer trust and significant reputational damage. Moreover, the use of AI trained on inaccurate data sets could result in inaccurate or biased decisions; (ii) Fraudulent Activity: AI could be used to create forged documents or impersonate individuals to commit financial fraud, leading to financial losses and regulatory scrutiny; (iii) Misinformation and Disinformation: The ability to generate realistic and convincing synthetic media could be used to spread misinformation and disinformation, impacting public opinion and undermining trust in the financial system; (iv) Privacy Concerns: AI could be used to create synthetic identities or manipulate personal data, raising privacy concerns and potentially violating data protection regulations; and (v) Cybersecurity Threats: AI could be used to create sophisticated phishing attacks or bypass security measures, increasing the risk of cyberattacks and data breaches. If any of the foregoing were to occur, a material adverse effect on our business, financial condition, liquidity, results of operations, and reputation could materialize.

We may not be able to realize the expected benefits from our portfolio rebalancing or any divestments, acquisitions, investments or joint ventures, some of which may have a material impact on our reputation, business, financial condition, liquidity, and results of operations. Any failure to realize expected benefits from the bolt-on acquisitions of our business strategy heightens this risk.

Our ability to realize the expected benefits from any divestments, acquisitions, investments, joint ventures or partnerships depends, in large part, on our ability to allocate funds and integrate acquired operations with our existing operations in a timely and effective manner or on our ability to impact financial results or operations of or properly manage, together with any partners, any joint venture business, partnership or other business where we hold an investment. These efforts may not be successful. Although we have disposed of assets in the past and may continue to do so to reduce our overall leverage and rebalance our portfolio, certain of our debt instruments have in the past restricted, and may in the future restrict, our ability to make certain investments or divest substantial assets. We may in the future acquire new operations or enter into joint ventures or investments and integrate such operations or assets into our existing operations, and some of such acquisitions, joint ventures, or investments may have a material impact on our business, financial condition, liquidity, and results of operations. We cannot assure you that we will be successful in executing divestments, acquisitions or investments, in allocating funds from such divestments or investments or in identifying or acquiring suitable assets in the future, or that the terms under which we may invest, dispose of or acquire any assets or enter into joint ventures in the future would be favorable to us or that we will be able to find suitable buyers for our divestments or partners for our joint ventures at all.

We may also fail to achieve any anticipated cost savings from any divestment, acquisitions, joint ventures or investments. We have announced that the portfolio rebalancing efforts that are a part of our strategic priorities are expected to include a variety of bolt-on investments, divestments, and acquisitions, which include divestments and acquisitions in different geographies. For example, in 2024 and 2025 we sold our remaining stake in Neoris and our operations in the Philippines, Guatemala and the Dominican Republic. During the same period, we acquired in Germany a majority stake in RC-Baustoffe Berlin GmbH & Co. KG, a recycling company part of the Heim Group. Additionally, in the United States, we entered into a joint venture agreement with sand and gravel supplier, Couch Aggregates, and marine bulk product distributor, Premier Holdings, as part of our ongoing strategy to accelerate growth in the region and expand our aggregates business.

We expect to continue our portfolio rebalancing efforts in 2025. Failure to realize the expected benefits from these divestments and acquisitions, if at all made, would cause us to not achieve certain of our strategic goals and, in turn, our business, financial condition, liquidity, and results of operations could be materially and adversely affected.

CEMEX • 2024 20-F REPORT • 36

PART I

We have adopted a sustainability strategy we consider to be ambitious. Our sustainability strategy includes achieving the targets of our “Future in Action”climate action program and some of these targets are replicated as key performance indicators in our sustainability-linked financing arrangements. Failure to reach these goals may expose us to certain risks that could have a material adverse effect on our reputation, business, financial condition, liquidity, and results of operations.

Our sustainability strategy is underpinned by certain objectives that we are pursuing to achieve by 2030 and 2050, respectively. We may not be successful in reaching our sustainability goals as a result of a number of factors, including our inability to obtain project grants or obtain appropriate external funding or other factors that may be beyond our control. Failure to meet our sustainability goals exposes us to several risks, including: (i) financial risk: if our efforts to achieve our sustainability goals are unsuccessful or reduce our profitability, among other adverse effects, this could damage our operating results and give rise to an increase in our cost of capital and debt; and (ii) reputational risk: our reputation, and business, could be negatively impacted if we fail, or are perceived to have failed, in timely meeting these sustainability targets, or fail to realize the anticipated benefits of planned investments and technology innovations related to sustainability. Such failure or perceived failure could adversely impact the demand for our products and subject us to liabilities and reputational risks that could in turn adversely affect our business, financial condition, and results of operations.

Achieving our sustainability goals could cause us to incur substantial expense and alter our operations, certain other capital or operational expenditures or product development processes. The incurrence of these financial obligations, expenditures and the making of these decisions may be non-optimal from a financial perspective, expensive, inconsistent with the expectations of investors and any longer-term benefits may not materialize within the time frame we expect or at all, which could harm our business, revenue, and financial results. We plan to continue investing in our sustainability strategy to develop and advance such projects through our capital expenditures to achieve our sustainability goals. We may continue to require external financing to pay our operating and general and administrative expenses, continue the advancement of our sustainability strategy, and fund our other projects. To the extent we rely on external financing, we may incur additional material financial obligations to repay the funds borrowed with interest to finance our sustainability strategy and may become subject to covenants and restrictions that restrict operating flexibility. Any of this, individually or in aggregate, could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

In addition, as a result of general economic conditions, the state of our business, operations and financial results, and/or on the cost and effectiveness of technologies that are available, we may decide to prioritize other type of investments in our business over investments related to our “Future in Action” climate action program, which could delay us from meeting, or lead us to abandon, our 2030 and 2050 targets or any intermediate target under our “Future in Action” climate action program.

A substantial amount of our total assets consists of intangible assets, including goodwill. We have recognized charges for goodwill impairment in the past, nevertheless no goodwill impairment was recognized in 2024, but if market or industry conditions deteriorate in the future, additional impairment charges may be recognized.

Our 2024 audited consolidated financial statements included elsewhere in this annual report, have been prepared in accordance with IFRS as issued by the IASB, under which goodwill is not amortized and is tested for impairment. Tests for impairment are carried out when indicators exist or at least once a year during the fourth quarter of each year and are performed by determining the value-in-use of its groups of cash-generating units (“CGUs”) to which goodwill balances have been allocated. The recoverable amount of CGUs consists of the higher of such groups of cash-generating units’ fair value, less cost to sell, and their corresponding value in use, represented by the discounted

CEMEX • 2024 20-F REPORT • 37

PART I

amount of estimated future cash flows expected to be generated by such groups of CGUs to which goodwill has been allocated. An impairment loss is recognized under IFRS if the recoverable amount is lower than the net book value of the groups of CGUs to which goodwill has been allocated within other expenses, net. We determine the discounted amount of estimated future cash flows over periods of five years. If the value in use of a group of CGUs to which goodwill has been allocated is lower than its corresponding carrying amount, we determine its corresponding fair value using methodologies generally accepted in the markets to determine the value of entities, such as multiples of Operating EBITDA and/or by reference to market transactions.

Impairment tests are significantly sensitive to, among other factors, the estimation of future prices of our products, the development of operating expenses, local and international economic trends in the construction industry, the long- term growth expectations in the different markets, as well as the discount rates and the growth rates in perpetuity applied. For purposes of estimating future prices, we use, to the extent available, historical data; plus the expected increase or decrease according to information issued by trusted external sources, such as national construction or cement producer chambers and/or in governmental economic expectations. Operating expenses are normally measured as a constant proportion of revenue, following experience. However, such operating expenses are also reviewed considering external information sources in respect of inputs that behave according to international prices, such as oil and gas. We use specific pre-tax discount rates for each group of CGUs to which goodwill is allocated, which are applied to pre-tax cash flows. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rates in perpetuity applied. The higher the growth rate in perpetuity applied, the higher the amount of undiscounted future cash flows by group of CGUs obtained. Moreover, the amounts of discounted future cash flows are significantly sensitive to the weighted average cost of capital (discount rate) applied. The higher the discount rate applied, the lower the amount of discounted estimated future cash flows by group of CGUs obtained.

We performed our annual goodwill impairment test during the fourth quarter of 2023 and 2024. For the year ended December 31, 2024, we did not recognize any goodwill impairment losses considering that, in most cases, our cash flows projections by reportable operating segments to which our goodwill balances have been allocated slightly improved compared to 2023. This was mainly due to reductions in the applicable discount rates, which on a weighted average decreased 70 basis points in 2024, or 0.7%, compared to 2023, while the generation of our Operating EBITDA is generally expected to remain flat as a result of geopolitical uncertainty, among other factors. For the year ended December 31, 2023, we did not determine any goodwill impairment losses considering the increase in the Company’s projected cash flows linked to the improved generation of Operating EBITDA in the majority of the countries in which we operate to which goodwill balances have been allocated and the positive outlook for the following years, partly offset by the general increase in the applicable discount rates in comparison to 2022, which on average increased 120 basis points, or 1.2%. See notes 16.1, and 16.2 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report. Considering the important role that economic factors play in testing goodwill for impairment, we cannot assure that any downturn in the economies where we operate will not necessitate further impairment tests and a possible downward readjustment of our goodwill for impairment under IFRS. Such an impairment test could result in impairment charges which could be material to our financial statements, which could have a material adverse effect on our financial condition.

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

CEMEX • 2024 20-F REPORT • 38

PART I

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

Other health and safety issues related to our business include: burns arising from contact with hot cement kiln dust or dust on preheater systems; airborne hazards related to our aggregates mining activities; noise, including from chutes and hoppers, milling plants, exhaust fans, and blowers; the potential for dioxin formation if chlorine-containing alternative fuels are introduced into kilns; plant cleaning and maintenance activities involving working at elevated heights or in confined or other awkward locations, and the storage and handling of coal, pet coke, and certain alternative fuels, which, in their finely ground state, can pose a risk of fire or explosion; and health hazards associated with operating ready-mix concrete trucks. While we have various system trainings and modules in place to meet our health and safety goals, there can be no assurance that these efforts will be entirely effective. We may also be exposed to liability resulting from injuries or fatalities involving third-party service providers, such as drivers for our suppliers when delivering products or services to us. While we actively seek to minimize the risk posed by these issues, personal injury claims may be made, and substantial damages awarded, against us, which could have a material adverse impact on our reputation, business, financial condition, liquidity, and results of operations. Additionally, we may also be required to change our operational practices, involving material capital expenditure.

The introduction of or failure to introduce construction material substitutes or alternative forms of cement, ready-mix concrete, or aggregates into the market and the development of or failure to develop new construction techniques and technologies could have a material adverse effect on our business, financial condition, liquidity, and results of operations and could have an impact in our sustainability targets.

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

On the other hand, our efforts to introduce new products or products with non-traditional compositions (such as our Vertua portfolio of products with sustainable attributes such as lower carbon, energy efficiency, water conservation, use of recycle materials, and design optimization) or to develop and market new construction techniques and technologies (including those within our Urbanization Solutions, as well as our innovation initiatives through Cemex Ventures, Global Research and Development, and Global Operations and Technical) are not only aimed at increasing

CEMEX • 2024 20-F REPORT • 39

PART I

our operating results, but are also relevant to achieve the targets of our “Future in Action” climate action program and certain key performance indicators provided for in our sustainability-linked financing arrangements. Therefore, if our efforts to introduce these products and construction techniques and technologies are unsuccessful or unprofitable, among other adverse effects, this would damage our operating results and reputation and give rise to an increase in our cost of capital.

Any of the above, individually or in the aggregate, could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

We operate in highly competitive markets with numerous players employing different competitive strategies and if we do not compete effectively, our revenues, market share, business and results of operations may be affected.

The markets in which we operate are highly competitive and are served by a variety of established companies with recognized brand names, companies that have more capital to allocate to their business, operations and commercial activities than compared to us, as well as new market entrants and increasing imports. Companies in these markets compete based on a variety of factors, often employing strong pricing strategies to gain market share. For example, in the relatively consolidated cement and ready-mix concrete industries, our business strategy is based on quality, client segmentation, value proposition, and superior customer experience. In the more fragmented market for aggregates, our business strategy is based on capacity, price for our products, and our customer centric culture. In certain areas of the markets in which we compete, some of our competitors may be more established, benefit from greater brand recognition or have greater manufacturing and distribution channels and other resources than we do or offer a better customer experience than we do. In addition, if our competitors were to combine, which they have done in the past (e.g., Holcim Group (“Holcim”) and Lafarge), they may be able to compete more effectively with us, and they may also dispose of assets, which could lead to new market entrants, increasing competition in our markets. In the last year, mergers and acquisitions transactions played an important role in the markets where we operate. For example, in 2024, Quikrete Holdings, Inc. announced its acquisition of Summit Materials, Inc. (“Summit”) in the United States, following Summit’s 2023 acquisition of Cementos Argos S.A.’s U.S. based operations. In addition, Heidelberg Materials AG (“Heidelberg”) acquired Giant Cement Holding Inc., including an alternative fuel recycling business, with a goal of strengthening its presence in the southeastern United States. Given our substantial operations in the United States and our strategic focus on business growth within the region, it remains uncertain how these transactions will affect competitive dynamics in this or other U.S. regions. Also, some of our competitors, such as CRH plc, have effectively structured their organization and business to grow their operations in the United States, which may affect our revenues and market share if they are successful in their strategy. In the United Kingdom, where we also have operations, Holcim acquired Land Recovery and Heidelberg acquired B&A Group, both of which are suppliers of recycled construction materials. The extent of the impact these transactions will have in the region or other regions within the United Kingdom remains uncertain. We also have, and have previously had, commercial relations with some of the parties involved in these transactions, and we cannot be certain that, following these transactions, such parties or their acquirors will be willing to maintain or resume a commercial relationship with us. In addition, if any of our major competitors divest assets in different parts of the world, this may lead to increased competition in the markets in which we operate. It is unclear how competitors that could potentially acquire those assets will compete in the markets in which we operate. Some may use strategies based on imports and pricing that could be damaging to our industry’s profitability and, as a consequence, our results of operations. In addition, asset optimization by buyers of the disposed assets could result in an operational cost advantage. As a result, if we are not able to compete effectively, we may lose market share, potentially substantially, in the countries in which we operate, and our revenues could decline or grow at a slower rate and our business and results of operations would be harmed, which could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

CEMEX • 2024 20-F REPORT • 40

PART I

We may fail to secure certain materials required to run our business, or could secure them at higher prices, which could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

We increasingly use in most of our business certain by-products of industrial processes produced by third parties, such as pet coke, fly ash, slag and synthetic gypsum, among others, as well as natural resources such as water. While we are not dependent on any particular suppliers, we try to secure the supply of the required materials, products or resources through long-term renewable contracts and framework agreements, which allow us to better manage supplies. Although levels began to stabilize in 2024, in 2023, droughts and a lighter rain season in Panama contributed to the decrease in the daily transit capacity of the Panama Canal, effectively impacting worldwide operations. Although Cemex was not particularly affected by the decrease in transit capacity, continued droughts may have an impact on the transport of materials required to run our business, including in transport by our suppliers. Short-term contracts are entered into in certain countries where we operate. Should existing suppliers cease operations or reduce or eliminate production of these by-products (mainly fly ash from coal-fired power plants or slags from steel-making), or should for any reason any suppliers not be able to deliver to us the contractual quantities, or should laws and/or regulations in any region or country limit the access to or impose trade barriers, such as tariffs, on these materials, products, reserves or resources, or tariffs or similar charges by governments on the use of vehicles and vessels used to transport materials, sourcing costs for these materials could increase significantly or require us to find alternative sources for these materials, which could have a material adverse effect on our business, financial condition, liquidity, results of operations, and prospects. In particular, scarcity and quality of natural resources (such as water and aggregates reserves) in some of the countries where we operate could have a material adverse effect on our financial condition, operations, costs and results of operations.

Failure to secure materials required to run our business may also arise from our or our supplier’s delay or failure in maintaining, obtaining or renewing governmental or other approvals, concessions, licenses and permits for the conduct of business, which may in turn have a material adverse effect on our business, financial condition, liquidity, results of operations, and prospects. See “Item 3—Key Information—Risk Factors—Risks Relating to Regulatory and Legal Matters—We or our third-party providers may fail to maintain, obtain, or renew, or may experience material delays in obtaining, requisite governmental or other approvals, licenses, and permits for the conduct of our business” and “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations —Political, social, and geopolitical events, changes in public policies and other risks in some of the countries where we operate, which are inherent to the operations of an international company, could have a material adverse effect on our business, financial condition, liquidity, and results of operations” for a description of circumstances which may cause such delays or failures.

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

CEMEX • 2024 20-F REPORT • 41

PART I

Natural disasters throughout 2024, such as Hurricane John in Mexico, flash floods in Spain and severe droughts in North America had, and in the future could have, a negative impact on our sales volumes, which could also have a material adverse effect on our results of operations. Our operations, particularly in Florida and Texas, the Caribbean and certain parts of the Gulf of Mexico, are exposed to hurricanes and similar weather events. Particularly, in the second quarter of 2024, our cement and ready-mix volumes declined due to adverse weather conditions. Similarly, in the third quarter of 2024, our operations were significantly impacted by extreme weather, including three major hurricanes and above-average precipitation and flooding. During this period, although we achieved higher prices in local currency terms, these gains were more than offset by lower volumes, which were affected by extraordinary weather conditions across all of our regions. These quarterly results underscore the cumulative impact of weather-related disruptions. For the years ended December 31, 2024, 2023 and 2022, the Company’s other expenses, net in the statement of income, include expenses and losses associated with severe weather conditions of $9 million, $3 million and $1 million, respectively, mainly related to hurricanes in Mexico and the United States in 2024, winter storms in the United States in 2023 and Hurricane Ian in 2022. These events generated incremental costs related to power and gas consumption costs and additional parts replacement, but these costs could be materially higher in case the frequency and severity of any weather event increases, in particular as a result of climate change. Additionally, such events may lead to: (i) the destruction of or damage to our facilities and infrastructure, leading to operational disruptions; (ii) damages or evacuations affecting our workforce and communities, leading to staffing shortages and production stoppages; (iii) disruptions in supply chains and transportation networks, potentially causing delays or shortages of critical materials and services; (iv) increased costs for materials and services due to scarcity and emergency response measures; (v) significant damage to transportation infrastructure, such as roads and ports, hindering the movement of goods and personnel; (vi) decreased consumer spending, negatively impacting demand for our products and services; (vii) a slowdown in economic activity, particularly in sectors like construction, which are vital for our business; (viii) challenges in accessing financing due to increased market volatility and risk aversion; (ix) potential liquidity issues if operational cash flow is disrupted and access to credit becomes more constrained; (x) difficulties in refinancing debt under favorable terms, if at all, due to market disruptions; and (xi) challenges in meeting or renegotiating the terms of financial obligations, including covenants in credit agreements. The duration and severity of the impacts of these natural disasters are even more unpredictable and could have prolonged adverse effects on our operations and financial condition, especially if such events become more frequent or severe due to climate change.

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

We could be materially and adversely affected by any significant or prolonged disruption to our production facilities, which could impact our business, financial condition, liquidity, and results of operations.

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

CEMEX • 2024 20-F REPORT • 42

PART I

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

Our insurance coverage may not cover all the risks to which we, our board members, officers and employees may be exposed or may cover them to an amount that may not be sufficient to satisfy our requirements.

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

Our success depends largely on the strategic vision and actions of Cemex, S.A.B. de C.V.’s Board of Directors and on key members of our executive management team. The loss of some or all of Cemex, S.A.B. de C.V.’s directors or our senior management could have a material adverse effect on our business, financial condition, liquidity, and results of operations, as well as on our reputation. Although Cemex, S.A.B. de C.V.’s shareholders have appointed new members of the Board of Directors, including to replace outgoing board members, we cannot assure you that this will continue to occur nor that the current structure and composition of Cemex, S.A.B. de C.V.’s Board of Directors will be maintained, in particular within the framework of any corporate government enhancements that Cemex, S.A.B. de C.V. may implement. Effective March 25, 2025, the composition of the Board of Directors changed and effective April 1, 2025, we have a new Chief Executive Officer and members of senior management. We cannot assure you that the current structure and composition of our Board of Directors or senior management will be maintained or that they will be successful in reaching our business goals. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Changes in our Senior Management” for information on the composition of Cemex, S.A.B de C.V.’s senior management, and for information on the composition of Cemex, S.A.B. de C.V.’s Board of Directors as of the date of this annual report. See also “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings—Ordinary General Shareholders Meeting.”

The execution of our business strategy also depends on our ongoing ability to attract and retain highly skilled employees. For a variety of reasons, particularly due to the competitive environment and the limited availability of

CEMEX • 2024 20-F REPORT • 43

PART I

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

Future pandemics and epidemics could materially adversely affect our financial condition and results of operations.

Any future pandemics and epidemics may cause governments and health authorities around the world to implement measures attempting to contain and mitigate its spread and effects, including measures similar, but not limited to, those implemented during the COVID-19 pandemic. Measures previously implemented in connection with past pandemics and epidemics have resulted and/or may result in: (i) restrictions on, or suspended access to, or shutdown, or suspension or the halt of, our facilities, including our cement plants and grinding mills; (ii) staffing shortages, production slowdowns, or stoppages and disruptions in our delivery systems; (iii) disruptions or delays in our supply chains, including shortages of materials, products, and services on which we and our businesses depend; (iv) reduced availability of land and sea transport, including labor shortages, logistics constraints, and increased border controls or closures; (v) increased cost of materials, products, and services on which we and our businesses depend; (vi) reduced investor confidence and consumer spending in the regions where we operate and globally; (vii) a slowdown in economic activity, including in the construction industry, and a decrease in demand for our products and services and industry demand generally; (viii) constraints on the availability of financing, if available at all, including on access to credit lines and working capital facilities; (ix) inability to satisfy liquidity needs if our operating cash flow and funds received under receivables and inventory financing facilities decrease or if we are not able to obtain borrowings under credit facilities, proceeds of debt and equity offerings, and/or proceeds from asset sales; (x) our inability to refinance our indebtedness on desired terms, if at all; or (xi) our inability to comply with, or receive waivers with respect to, restrictions and covenants under the agreements governing our indebtedness and financial obligations, including, but not limited to, maintenance covenants under our Credit Agreements. As to the effects and duration of the previous COVID-19 pandemic, there could still be significant minimal adverse effects in the future mainly in connection with: (i) impairment of long-lived assets including goodwill; (ii) foreign exchange losses related to our obligations denominated in foreign currency; (iii) increases in estimated credit losses on trade accounts receivable; and (iv) further disruption in supply chains.

Risks Relating to Our Indebtedness and Certain Other Obligations

The Credit Agreements, the indentures governing the Notes and our other debt agreements and/or instruments and other agreements contain several restrictions and covenants. Our failure to comply with such restrictions and covenants or any inability to capitalize on business opportunities or refinance our debt resulting from them could have a material adverse effect on our business and financial conditions.

Each Credit Agreement requires us to comply with financial ratios and tests, including (i) a minimum Consolidated Coverage Ratio of Consolidated EBITDA to Consolidated Interest Expense and (ii) a maximum Consolidated Leverage Ratio of Consolidated Net Debt to Consolidated EBITDA, in each case, as described in each Credit Agreement. The calculation and formulation of Consolidated EBITDA, Consolidated Interest Expense, Consolidated Net Debt, Consolidated Coverage Ratio and Consolidated Leverage Ratio are defined and set out in each Credit

CEMEX • 2024 20-F REPORT • 44

PART I

Agreement and may differ from the calculation and/or formulation of analogous terms in this annual report. For the purpose of the aforementioned financial ratios, EBITDA represents Operating EBITDA. Our ability to comply with these ratios may be affected by our results of operations, economic conditions and volatility in foreign exchange rates, by overall conditions in the financial and capital markets and the construction sector, and by any monetary penalties or fines we may have to pay as a result of any administrative or legal proceedings to which we may be exposed to. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings” for more information. Additionally, each Credit Agreement requires us to comply with certain covenants and restrictions consistent with an investment grade capital structure. As of December 31, 2024, there were $2,728 million, €400 million and Ps 11,500 million aggregate principal amount of then-outstanding Notes under the indentures governing such Notes. The indentures governing our Notes impose operating and financial restrictions on us, which are more stringent than those imposed by the Credit Agreements, however, some of these restrictions are either partially or fully suspended, but if the Notes lose their investment grade ratings, then such restrictions will limit our ability, among other things, to: (i) incur debt, including restrictions on incurring debt at our subsidiaries, which are not parties to the indentures governing the Notes; (ii) pay dividends on stock; (iii) redeem stock or redeem subordinated debt; (iv) make investments; (v) guarantee indebtedness; and (vi) create or assume liens.

Most of the covenants and restrictions in the Credit Agreements and the indentures governing our Notes are subject to a number of exceptions and qualifications. Some of these restrictions are either partially or fully suspended, but if we lose our investment grade rating, then we would be subject to additional restrictions under certain of our Credit Agreements and the indentures governing our Notes, which would limit our ability to conduct business at our discretion and may, among other effects, potentially impede or restrict refinancing plans with respect to our debt limit, as well as our ability to seize opportunities for our business, particularly if we are unable to incur financing or make investments to take advantage of such opportunities, further reducing our financial and operational flexibility. The breach of any of these covenants could result in a default under the Credit Agreements and/or the indentures governing our outstanding Notes, as well as certain other existing debt obligations, as a result of cross-default provisions contained in the instruments governing such debt obligations. In the event of a default under any of the Credit Agreements and/or the indentures governing our outstanding Notes, lenders under the applicable Credit Agreement and holders of our outstanding Notes could seek to declare all amounts outstanding under such Credit Agreement and such Notes, together with accrued and unpaid interest, if any, to be immediately due and payable. If the indebtedness under the Credit Agreements, our outstanding Notes, or certain other existing debt obligations were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full such accelerated indebtedness or our other indebtedness. We cannot guarantee that we will be able to comply with the covenants and limitations contained in the Credit Agreements, in the indentures governing our Notes or in other agreements which constitute financial indebtedness in excess of $50 million. Our failure to comply with such covenants and limitations could result in an event of default (including by cross-default), which could materially and adversely affect our business, financial condition, liquidity, and results of operations.

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

CEMEX • 2024 20-F REPORT • 45

PART I

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

As of December 31, 2024, our total debt plus other financial obligations was $7,358 million (principal amount $7,388 million, excluding deferred issuance costs). Of such total debt plus other financial obligations, $1,116 million (principal amount $1,116 million) is scheduled to mature during 2025; $1,043 million (principal amount $1,047 million) is scheduled to mature during 2026; $847 million (principal amount $856 million) is scheduled to mature during 2027; $820 million (principal amount $829 million) is scheduled to mature during 2028; and $3,532 million (principal amount $3,539 million) is scheduled to mature after 2028. If we are unable to comply with, or refinance or extend, maturities under certain of our indebtedness, substantially all of our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business, financial condition, liquidity, and results of operations. As a result of the potential failure to achieve the targets under our strategic initiatives, the potential failure to comply with the restrictions under the Credit Agreements, the indentures that govern our outstanding Notes or other debt instruments, or any volatility in the credit and capital markets and uncertain market conditions, we may not be able to generate enough cash or, if needed to repay our indebtedness, raise debt, equity and/or equity-linked capital on favorable terms or at all. These circumstances could also prevent us from securing extensions from relevant creditors and undertaking alternative actions to refinance, such as the completion of asset sales on terms that are economically attractive or at all, and could significantly limit the availability of funds to potential acquiring parties, or could affect our ability to invest in our “Future in Action” climate action program. If we fail to secure funds to repay our indebtedness in these or any other manners, we may not be able to comply with payment obligations under our indebtedness, or if our cash flow or capital resources prove inadequate, we may not be able to comply with financial covenants under our indebtedness, either of which would have a material adverse effect on our business, financial condition, liquidity, and results of operations.

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

Historically, we have addressed our liquidity needs, including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures, mostly with operating cash flow, borrowings under credit facilities and receivables and inventory financing facilities, proceeds of debt and equity offerings and proceeds from asset sales. As of December 31, 2024, we had $658 million funded under our securitization programs in Mexico, the United States, France and the United Kingdom. We cannot assure you that, going forward, we will be able to roll over or renew these programs or generate sufficient cash to service our indebtedness or satisfy our short-term liquidity needs through the means we have historically used. This could adversely affect our liquidity and force us to take other actions to service our indebtedness or satisfy our short-term liquidity needs, which may be unsuccessful.

Specifically, we have periodically resorted and may continue to resort to the capital markets to raise debt, equity and equity-linked capital as our principal alternative to the means to obtain liquidity described in the paragraph above. A

CEMEX • 2024 20-F REPORT • 46

PART I

wide variety of factors may have adverse effects on our operating results and negatively affect our credit rating and the market value of Cemex, S.A.B. de C.V.’s CPOs and ADSs, or that of our publicly listed subsidiaries, TCL and CCCL. In such event, securities issued by us could be deemed undesirable in the capital markets, which could make traditional sources of capital unavailable to us on reasonable terms or at all. If the global economic environment deteriorates and our operating results worsen, if we are unable to complete divestitures and/or debt or equity offerings on favorable terms or at all and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our principal payments under our indebtedness or refinance our indebtedness.

Cemex, S.A.B. de C.V.’s ability to repay debt and pay dividends is highly dependent on our subsidiaries’ ability to transfer income and dividends to us. As of the date of this annual report, we control two publicly listed companies, where this risk is heightened.

Aside from its operations in Mexico, Cemex, S.A.B. de C.V. is a holding company that owns the stock of its direct subsidiaries and is the beneficial owner of the equity interests of its indirect subsidiaries and has holdings of cash and marketable securities. In general, Cemex, S.A.B. de C.V.’s ability to repay debt and pay dividends, as well as to make other payments, depends on the continued transfer to it of dividends and other income and funds from its subsidiaries. The ability of Cemex, S.A.B. de C.V.’s subsidiaries to pay dividends and make other transfers to Cemex, S.A.B. de C.V. is subject to various regulatory, contractual and legal constraints of the countries in which we operate, as well as our continued compliance with terms under our debt agreements and instruments under which certain covenants have been either partially or fully suspended.

The ability of Cemex, S.A.B. de C.V.’s subsidiaries to pay dividends and make loans and other transfers to it is generally subject to various regulatory, legal, and economic limitations. Depending on the jurisdiction of organization of the relevant subsidiary, limitations may include solvency and legal reserve requirements, dividend payment restrictions based on interim financial results or minimum net worth, and withholding taxes on loan interest payments. For example, (i) pursuant to applicable Mexican law, dividends from our Mexican subsidiaries are limited to the total profits of each such subsidiary (as reflected in each subsidiary’s year-end financial statements), after deducting a legally required reserve (equal to one fifth of such subsidiary’s capital) and any losses incurred by such subsidiary in previous fiscal years and require the approval of its stockholders; (ii) pursuant to applicable Spanish law, our Spanish subsidiaries, which includes the main holding company of our international operations, may only distribute dividends if, as a result of the distribution, the net worth value of such subsidiary will not be less than such subsidiary’s share capital during the applicable fiscal year and the amount of such subsidiary’s available reserves is at least equal to the amount of the research and development expenses recorded in by such subsidiary on its balance sheet. As a result, each Spanish subsidiary must reserve 10% of its profits in a given year, until reaching at least 20% of the company’s share capital, and any surplus may then be distributed as dividends; and (iii) pursuant to applicable French law, dividends from our French subsidiaries are limited to the net profits of each such subsidiary (as reflected in each subsidiary’s year-end financial statements), after deducting a legally required reserve (equal to 10% of such subsidiary’s share capital), and require the approval of its stockholders.

Also, any decision to have any of Cemex, S.A.B. de C.V.’s indirect subsidiaries that are not wholly-owned by us, such as TCL, or CCCL, both of which are publicly listed, declare and pay dividends or make loans or other transfers to us is subject to any rights that non-controlling shareholders may have in the corresponding subsidiary.

Additional or more restrictive limitations on our subsidiaries could adversely affect Cemex, S.A.B. de C.V.’s ability to service its debt, meet other cash obligations, and pay dividends to its shareholders.

CEMEX • 2024 20-F REPORT • 47

PART I

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

A substantial portion of our total debt plus other financial obligations is denominated in Dollars and Euros. As of December 31, 2024, our debt plus other financial obligations denominated in Dollars and Euros represented 69% and 14% of our total debt plus other financial obligations, respectively. Our Dollar-denominated and Euro-denominated debt must be serviced with funds generated to some extent by our direct and indirect subsidiaries’ operations outside the United States and Europe. Although we have substantial operations in the United States and Europe, we continue to rely to some extent on our non-U.S. assets and non-European assets to generate revenues to service our Dollar- denominated and Euro-denominated debt. Consequently, we have to use revenues generated in Mexican Pesos or other currencies to service our Dollar-denominated and Euro-denominated obligations. See “Item 5—Operating and Financial Review and Prospects—Quantitative and Qualitative Market Disclosure—Interest Rate Risk, Foreign Currency Risk and Equity Risk—Foreign Currency Risk.” A devaluation of the Mexican Peso, Pound Sterling, Colombian Peso or any of the other currencies of the countries in which we operate, compared to the Dollar and Euro, could adversely affect our ability to service our Dollar-denominated and Euro-denominated debt. In 2024, our operations in Mexico, the United Kingdom, France, Germany, Poland, Spain, Israel, the Rest of EMEA (as defined below) segment, Colombia, Caribbean TCL (as defined below) and the Rest of SCA&C (as defined below) segment, which are our main non-Dollar denominated operations, together generated 65% of our total external revenues in Dollar terms (29%, 6%, 5%, 3%, 3%, 3%, 4%, 5%, 3%, 2%, and 2%, respectively). In 2024, 32% of our external revenues in Dollar terms were generated from our operations in the United States.

During 2024, the Mexican Peso depreciated 23% against the Dollar, the Euro depreciated 7% against the Dollar and the Pound Sterling depreciated 2% against the Dollar. Currency hedges that we may be a party to or may enter into in the future may not be effective in covering all our currency-related risks. Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Dollar and other currencies, as those fluctuations influence the amount of our non-Dollar indebtedness when translated into Dollars and also result in foreign exchange gains and losses as well as gains and losses on derivative contracts, including those entered into to hedge our exchange rate exposure. For a description of these impacts, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Indebtedness and Certain Other Obligations—Our use of derivative financial instruments could negatively affect our net income and liquidity, especially in volatile and uncertain markets.”

CEMEX • 2024 20-F REPORT • 48

PART I

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

It is difficult to predict pension liabilities and funding requirements due to the large number of variables and assumptions involved, which are difficult to foresee because they change continuously as demographics evolve. We have a net projected liability recognized in our statement of financial position as of December 31, 2024 of $559 million. The future cash funding requirements for our defined benefit pension plans and other post-employment benefit plans could significantly differ from the amounts estimated as of December 31, 2024. If so, these funding requirements, as well as our possible inability to properly fund, and/or provide sufficient guarantees for, such pension plans if we are unable to deliver the cash or equivalent funding requirements, could have a material adverse effect on our business, financial condition, liquidity, results of operations, and prospects. See note 19 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report for a detailed description of our pension obligations.

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

As of December 31, 2024, our derivative financial instruments consisted of Dollar/Mexican Peso foreign exchange forward and option contracts, both designated as a net investment hedge of Cemex’s net investment in Mexican Pesos. It also included interest rate swap instruments related to bank loans, Dollar/Mexican Peso call spread option contracts negotiated to maintain the value in Dollars over revenues generated in Mexican Pesos, Dollar/Mexican Peso cross-currency swap contracts, as well as fuel price derivatives, which had an impact on our financial position. Changes in the fair value of our derivative financial instruments, not specifically designated as hedges, are reflected in our statement of income, which could introduce volatility in our controlling interest net income and other related ratios. As of December 31, 2023 and 2024, the aggregate notional amount under our outstanding derivative financial instruments was $2,593 million ($976 million of net investment hedge, $750 million of interest rate swaps, $335 million of cross currency swaps, $232 million of fuel price derivatives and $300 million of foreign exchange options) and $2,977 million ($713 million of net investment hedge, $600 million of interest rate swaps, $658 million of cross currency swaps, $356 million of fuel price derivatives and $650 million of foreign exchange options), respectively, with a mark-to-market valuation representing net liabilities of $26 million as of December 31, 2023 and net assets of $24 million as of December 31, 2024. See note 17.4 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report for a detailed description of our derivative financial instruments. As of December 31, 2024, Cemex’s risk of cash margin calls with respect to our existing financial derivatives is not material. However, if we enter into new derivative financial instruments, we may incur net losses and be subject to margin calls which may reduce the funds available to us for our operations or other capital needs. In addition, as with any derivative position, we assume the creditworthiness risk of the counterparty, including the risk that the counterparty may not honor its obligations to us. In addition, entering into new derivative financial instruments incurs costs, and we cannot assure you that any new derivative financial instrument that we enter into will be done so at reasonable costs or will be available to us at all.

CEMEX • 2024 20-F REPORT • 49

PART I

Risks Relating to Regulatory and Legal Matters

We are subject to the laws and regulations of the countries where we operate and do business. Non-compliance with laws and regulations and/or any material changes in such laws and regulations and/or any significant delays in assessing the impact and/or adapting to such changes in laws and regulations may have a material adverse effect on our reputation, business, financial condition, liquidity, and results of operations.

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

Any change, including in the scope, in such laws and regulations, and/or governmental interpretations of such laws and regulations, may have a material adverse effect on our business, financial condition, liquidity, and results of operations. Furthermore, changes in laws and regulations, and/or governmental interpretations of such laws and regulations, may require us to devote a significant amount of time and resources to assess and, if required, to adjust our operations to any such changes, which could have a material adverse effect on our business, financial condition, liquidity, and results of operations. For example, the measures by the U.S. government taken in the first months of 2025 designating certain cartels and other organizations as foreign terrorist organizations, and specifically designated global terrorists, will result in increased exposure of our business in Mexico and may result in having to invest additional times and resources ensuring that our operations and business are compliant with sanctions imposed on third parties, rules and regulations that may dictate the relationships with designated entities. In addition, any significant delays in assessing the impact and/or, if required, in adapting to changes in laws and regulations and/or governmental interpretations of such laws and regulations may also have a material adverse effect on our business, financial condition, liquidity, results of operations, and prospects. For more information, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—Economic conditions globally, including persistently elevated inflation and interest rates, particularly in countries where we operate, have affected and may continue to adversely affect our business, financial condition, liquidity, and results of operations,” “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—Political, social, and geopolitical events, changes in public policies, and other risks in some of the countries where we operate, which are inherent to the operations of an international company, could have a material adverse effect on our business, financial condition, liquidity, and results of operations,” “Item 3—Key Information—Risk Factors—Risks Relating to Regulatory and Legal Matters—Our operations are subject to environmental laws and regulations, including those relating to greenhouse gas emissions, and new reporting requirements that are or could become effective and increasingly stringent” and “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings.”

We or our third-party providers may fail to maintain, obtain, or renew, or may experience material delays in obtaining, requisite governmental or other approvals, licenses, and permits for the conduct of our or their business.

We and our third-party providers of goods and services, as applicable, require various approvals, licenses, permits, concessions and certificates in the conduct of our business. We cannot assure you that we, or our third-party providers of goods and services, will not encounter significant problems in obtaining new or renewing existing

CEMEX • 2024 20-F REPORT • 50

PART I

approvals, licenses, permits, concessions and certificates required in the conduct of our business, or that we, or our third-party providers of good and services, will continue to satisfy the current or new conditions to such approvals, licenses, permits, concessions and certificates that we currently have or may be granted in the future, or that we interpret compliance with any existing approvals, licenses or permits the same way that any regulator, governmental or administrative authority interprets compliance. There may also be delays on the part of regulatory and administrative bodies in reviewing our applications and granting approvals or renewals, which have become increasingly common since the COVID-19 pandemic due to closures and/or reduced operations of public offices which have not resumed activity at the same pace as before the COVID-19 pandemic. The implementation of new laws and regulations on environmental-related matters, or the entry of new local, state or federal authorities and/or governments in the countries in which we operate or in the countries from which our third- party providers of goods and services source their deliverables to us, may create stricter requirements to comply with or different interpretations of applicable laws and regulations of that of outgoing authorities and/or governments. This could delay our ability to obtain or renew the related approvals, licenses, permits, concessions and certificates, or could result in us not being able to obtain them at all. If previously obtained approvals, licenses, permits and certificates are revoked and/or if we, or our third-party providers of goods and services, fail to obtain and/or maintain and/or renew the necessary approvals, licenses, permits, concessions and certificates required for the conduct of our business, we may be required to incur substantial costs or temporarily suspend or alter the operation of one or more of our operating units, production facilities, mineral extraction locations or of any relevant component of them, which could affect the general production of these units, facilities or locations, which in turn could have a material adverse effect on our business, financial condition, liquidity, results of operations, and prospects.

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

From time to time, we are and may become involved in litigation, investigations and other legal or administrative proceedings relating to claims arising from our operations, either in the normal course of business or not, or arising from violations or alleged violations of laws, regulations or acts. As described in, but not limited to, “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings,” as of December 31, 2024, we were subject to a number of significant legal proceedings, including, but not limited to, an SEC investigation concerning a new cement plant being built by Cemex Colombia S.A. (“Cemex Colombia”) in the Municipality of Maceo in the department of Antioquia, Colombia (the “Maceo Plant”), as well as an investigation from the United States Department of Justice (the “DOJ”) mainly relating to our operations in Colombia and other jurisdictions, and are exposed to investigations in Colombia against former employees, and also to antitrust investigations in countries in which we operate or do business. Investigations and litigation, and in general any legal or administrative proceedings, are subject to inherent uncertainties and unfavorable rulings may occur. We cannot assure you that these or any of our other regulatory matters and legal proceedings, including any that may arise in the future, will not harm our reputation or materially affect our ability to conduct our business in the manner that we expect or otherwise materially adversely

CEMEX • 2024 20-F REPORT • 51

PART I

affect us should an unfavorable ruling occur, which could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

We are subject to human rights, anti-corruption, anti-bribery, anti-money laundering, antitrust, anti-boycott, economic sanctions, anti-terrorism, trade embargoes, and export control laws and regulations in the countries in which we operate and do business, a considerable number of which are considered high and medium risk countries for purposes of corruption, money laundering, and other matters. Any violation of any such laws or regulations could have a material adverse impact on our reputation, results of operations, and financial condition, as well as harm our reputation.

We are subject to human rights, anti-corruption, anti-bribery, anti-money laundering, antitrust and other international laws and regulations and are required to comply with the applicable laws and regulations of the countries in which we operate, some of which, including Mexico, Colombia, Poland, Egypt, Panama, Jamaica, Trinidad and Tobago, Guyana, Croatia, Czech Republic, Nicaragua, Peru, Spain, and the United States, are considered medium and high-risk countries with regards to corruption and money laundering related matters. In addition, we are subject to regulations on international trade and other activities that restrict dealings with certain sanctioned countries, individuals, and entities, including regulations administered by the United States, the United Kingdom, the EU, and the United Nations Security Council, as well as other international organizations and governments, including export control regulations, economic sanctions, trade embargoes and anti-terrorism measures. Given the large number of contracts that we are a party to around the world, the geographic distribution of our operations and the great variety of actors that we interact with in the course of business, including clients and suppliers, we are subject to the risk that our affiliates, employees, directors, officers, partners, agents and service providers may misappropriate our assets, manipulate our assets or information, make improper payments, or engage in corruption, bribery, money laundering, dealings with sanctioned entities or individuals, or other illegal activity; and, as a consequence, we may be held liable for such misconduct, even if we do not engage in or authorize such activities.

Although we have implemented policies and procedures, which include training certain groups of our employees, seeking compliance with anti-corruption, sanction and anti-terrorism and other applicable laws and regulations, there can be no assurance that our internal policies, controls and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our affiliates, employees, directors, officers, partners, agents, clients and service providers or that any such persons will not take actions in violation of our policies and procedures. If we fail to fully comply with applicable laws and regulations, the relevant government authorities of the countries where we operate have the power and authority to investigate us and impose fines, penalties, and remedies, which could cause us to lose access to our bank accounts, clients, suppliers, and access to debt and capital markets, or cause criminal or civil penalties against key members of our senior management. Any violations by us, or the third parties we transact with, of anti-bribery, anti-corruption, anti-money laundering, antitrust, human rights, anti-boycott, economic sanctions, trade embargoes, export control laws, anti-terrorism or regulations could have a material adverse effect on our business, liquidity, reputation, results of operations, and financial condition. For further information regarding our ongoing proceedings with respect to anti-corruption laws, see “Item 3—Key Information—Risk Factors—Risks Relating to Regulatory and Legal Matters—We are subject to litigation proceedings, including, but not limited to, government investigations relating to corruption, antitrust and other proceedings, that could harm our business and our reputation” and “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings.”

Certain tax matters have had and may have a material adverse effect on our cash flow, financial condition, and net income, as well as on our reputation.

We are currently subject to, and have in the past been subject to, certain tax matters that, if adversely resolved, may have, and have in the past had, a material adverse effect on our operating results, liquidity, and financial position, as

CEMEX • 2024 20-F REPORT • 52

PART I

well as on our reputation. See note 20.4 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report, “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters” for additional information.

Our operations are subject to environmental laws and regulations, including those relating to greenhouse gas emissions, and new reporting requirements that are or could become effective and increasingly stringent.

Our operations are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. Such laws and regulations impose stringent environmental protection standards, which in recent years have become, and in the future are expected to continue becoming, progressively stricter regarding, among other things, air emissions (including greenhouse gas emissions), land use, biodiversity, use of alternative fuels, water availability, wastewater discharges, the use and handling of hazardous waste or materials, waste management practices, the remediation of hazardous substances in the environment at properties currently or formerly owned or operated by us or at third-party location where hazardous substances generated by us have migrated or been released into the environment, and climate-related and sustainability disclosures. These laws and regulations expose us to the risk of substantial environmental costs and liabilities, including taxes, increased investment in control equipment and technology, fines, and other sanctions, payment of compensation to third parties, remediation costs, business disruption, and reputational damage. They also require increasing amounts of information about our sustainability practices to be disclosed, including in respect of greenhouse gas emissions and climate change. The preparation of certain information on environmental matters requires the application of a number of key judgments, assumptions, and estimates, and there is a risk that these judgments, estimates, or assumptions may subsequently prove to be incorrect and/or may need to be restated. Disclosure of such metrics can be costly, difficult and time consuming and is subject to evolving reporting standards, in particular if the regulations that govern any such disclosures lack clarity, comparable information and uncertainty as to when such disclosures are required to be made. These factors may result in a lack of consistent or meaningful comparative data from period to period or between us and other companies, and our processes and controls may not always comply with evolving standards for identifying, measuring and reporting such metrics. Moreover, the enactment of stricter laws and regulations, stricter interpretation of existing laws or regulations, or new enforcement initiatives may impose new risks or costs on us or result in the need for additional investments, which could result in a material decline in our profitability. Such may be the case, for example, if climate-related funding and programs at the federal, state or local level, result in new regulatory or legislative initiatives relating to climate change, new interpretations of existing regulatory criteria that are stricter than those currently being applied, or preferential treatment regarding pricing, contracting, the granting of operational permits, or other economic benefits for entities which may have environmental standards that are stricter than ours or may be deemed to have less environmental impact.

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

CEMEX • 2024 20-F REPORT • 53

PART I

In February 2013, EPA issued revised final emissions standards under the CAA for commercial and industrial solid waste incinerators (the “CISWI rule”). If a material being used in a cement kiln as an alternative fuel is classified as a solid waste, the plant must comply with the CISWI rule. The CISWI rule covers nine pollutants and imposes potentially more stringent emissions limits on certain pollutants that also are regulated under the Portland Cement NESHAP. EPA received petitions to reconsider certain provisions of the CISWI rule. EPA granted reconsideration on four specific issues and finalized the reconsideration of the CISWI rule in June 2016. The CISWI rule was also challenged by both industrial and environmental groups in federal court. In July 2016, the D.C. Circuit issued a ruling upholding most of the rule and remanding several portions to EPA for further consideration. EPA has not issued a revised final rule after remand, but the portions of the rule upheld on appeal are final and in effect. The final CISWI rule established a compliance date of February 2018, which was not impacted by the appeal. As of December 31, 2024, none of our kilns at Cemex plants in the United States have been determined to be CISWI units. However, should any of our kilns be classified as CISWI units due to the use of certain alternative fuels, we could be subject to penalties if we are unable to comply with the applicable emissions standards, including potential plant shutdowns. Depending on the specific plant affected, such shutdowns and penalties could have a material adverse effect on our business operations.

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

The cement manufacturing process requires the combustion of large amounts of fuel and creates CO2 as a by-product of the calcination process. Therefore, efforts to address climate change through federal, state, regional, EU and international laws and regulations requiring reductions in emissions of CO2 and other greenhouse gases (“GHGs”) can create economic risks and uncertainties for our business. Such risks could include the cost of purchasing allowances or credits to meet GHG emission caps; the cost of paying higher energy costs or new CO2 -related taxes; the cost of installing equipment, adopting new technologies or employing non-clinker cementitious materials and other processes to reduce emissions to comply with GHG limits or technological standards; higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls; and decreased profits or losses arising from decreased demand for our goods. To the extent that financial markets view climate change and GHG emissions as a financial risk or that certain laws and regulations limit our access to the financial markets or financial products due to environmental considerations, this could have a material adverse effect on our cost of and access to capital.

Given the uncertain nature of the actual or potential statutory and regulatory requirements for GHG emissions at the federal, state, regional, EU, and international levels, we cannot predict the impact on our operations or financial condition or make a reasonable estimate of the potential costs to us that may result from such requirements. However, the impact of any such requirements, whether individually or cumulatively, could have a material economic impact on our operations in the United States, Europe, Mexico, United Kingdom and in other jurisdictions where we operate. In particular, rules and regulations adopted in connection with the United States’ Nationally Determined

CEMEX • 2024 20-F REPORT • 54

PART I

Contributions (as defined below) under the Paris Agreement, emission reduction goals set by individual states, any new international treaty aiming to reduce the emission of greenhouse gases, the EU’s implementation of certain measures in order to achieve its 2030 climate target of at least 55% reduction of net emissions of GHG as compared to 1990, the expected start of an emissions trading system in Mexico during 2025 and the United Kingdom’s implementation of the UK ETS (as defined below) could result in a material adverse effect on our financial performance. For more information on certain laws and regulations addressing climate change that we are, or could become, subject to, and the impacts to our operations arising therefrom, see “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters.”

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

CEMEX • 2024 20-F REPORT • 55

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

Cemex, S.A.B. de C.V. is an operating and a holding company engaged, directly or indirectly, through its operating subsidiaries, primarily in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates, clinker, other construction materials and Urbanization Solutions throughout the world. We also provide related services and reliable construction-related services to customers and communities and maintain business relationships in more than 60 countries throughout the world.

We are one of the largest cement companies in the world, based on annual installed cement production capacity. As of December 31, 2024, we had 81.0 million tons of annual installed cement production capacity and our cement sales volumes in 2024 were 52.3 million tons. We estimate we are one of the largest ready-mix concrete and aggregates companies in the world with annual sales volumes of 44.0 million cubic meters and 136.0 million tons, respectively, in each case, based on our annual sales volumes in 2024. In 2024, we traded approximately 12 million tons of cementitious and non-cementitious materials in more than 60 countries, including approximately 8 million tons of cement and clinker and approximately 3 million tons of cementitious and other materials.

We operate in different parts of the world, with operations in Mexico, the United States, the EMEA region and the SCA&C region. We had total assets of $27,299 million as of December 31, 2024, and an equity market capitalization of $8,127 million as of April 23, 2025.

As of December 31, 2024, our cement production facilities were located in Mexico, the United States, the United Kingdom, Germany, Spain, Poland, the Czech Republic, Croatia, Egypt, the UAE, Colombia, Panama, Nicaragua (leased), Dominican Republic, Puerto Rico, Trinidad and Tobago, Jamaica and Barbados. On August 5, 2024, one of our subsidiaries entered into an agreement for the sale of our operations in the Dominican Republic to a subsidiary of Cementos Progreso Holdings, S.L. (“Progreso”) and its strategic partners. As of December 31, 2024, the assets and liabilities related to our operations in the Dominican Republic are presented in the line items “Assets held for sale” and “Liabilities related to assets held for sale,” respectively. As of December 31, 2024, our assets (after eliminations), cement and grinding plants, and installed capacity were as set forth below on an unconsolidated basis by region. Installed capacity, which refers to theoretical annual production capacity, represents gray portland cement and white

CEMEX • 2024 20-F REPORT • 56

PART I

cement grinding capacity, and includes installed capacity of cement and grinding plants that have been temporarily closed. Installed capacity may vary due to product mix changes in our production facilities. See note 28 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Business and Operations—Divestment of our Operations in the Dominican Republic” for information related to the closing divestiture of our Dominican Republic operations.

	As of December 31, 2024
	Consolidated assets (in millions of Dollars)	Number of Cement and Grinding Plants	Installed Cement Grinding Capacity (in millions of tons per annum)

Mexico	$4,155	15	28.2

United States(1)	12,985	10	14.1

EMEA		20	28.5

United Kingdom(2)	1,392	3	3.6

France	858	0	—

Germany	490	2	3.1

Poland	426	3	3.5

Spain(3)	637	6	7.7

Israel	895	—	—

Rest of EMEA(4)	742	6	10.6

SCA&C		11	10.2

Colombia	954	4	4.1

Panama	281	1	1.2

Caribbean TCL(5)	511	3	2.9

Rest of SCA&C(6)	234	3	2.0

Reportable Segments	24,560	56	81.0

Other activities	2,474	—	—

Assets held for sale(7)	265	1	2.4

Total Consolidated	$27,299	57	83.4

“—” Not applicable

The above table excludes our proportional interest in the installed capacity of companies in which we hold a non-controlling interest and reflects our organizational structure as of December 31, 2024.

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

(4)	“Rest of EMEA” refers mainly to our operations in the Czech Republic, Croatia, Egypt, and the UAE.

(5)	“Caribbean TCL” refers to TCL’s operations mainly in Trinidad and Tobago, Jamaica, Barbados, and Guyana.

(6)	“Rest of SCA&C” refers mainly to our operations in Peru, Puerto Rico, Nicaragua, Jamaica, and the Caribbean, excluding the operations of TCL.

(7)	“Number of Cement and Grinding Plants” and “Installed Cement Grinding Capacity” classified under “Assets held for sale” refer mainly to our operations in the Dominican Republic.

Beginning in the late 1980s, we embarked on a major geographic expansion program intended to diversify our cash flows and enter into markets whose economic cycles within the cement industry operate largely independently from Mexico and which, at the time, we believed offered long-term growth potential. We have also built an extensive network of marine and land-based distribution centers and terminals that give us marketing access around the world. As part of our strategy, we have undertaken and are undertaking actions designed to streamline and reposition our

CEMEX • 2024 20-F REPORT • 57

PART I

portfolio with the goal of achieving a higher profitable growth. As such, we expect to rebalance our portfolio by focusing on the markets that we believe offer long-term growth potential and retaining those assets that we believe are best suited to grow, offering us long-term profitability. While these actions are being undertaken, we could continue to complement our strategy with organic, bolt-on investments, on a stand-alone basis or with other partners, using a metropolis-centric approach leveraging our related businesses and digital strategy. The following are our most significant acquisitions, divestitures and reconfigurations that we have announced or closed since 2022 through 2024:

•

On July 11, 2022, through a subsidiary in Germany, we completed the acquisition of a 53% stake in the German aggregates company ProStein GmbH & Co. KG (“ProStein”) for a total consideration of $21 million. The investment expanded our aggregates business in the region and we estimate that it increased the life of the aggregates’ reserves for our operations in Central Europe for at least the next 25 years as of 2022. The majority stake in ProStein’s assets added a full range of fine and hardstone aggregates to our aggregates portfolio. In addition to supplying the greater Berlin area, the additional capacity can supply several urban centers in Poland and the Czech Republic. ProStein’s assets included six active hardstone plants and six construction demolition and excavation waste (“CDEW”) recovery sites. During 2022, we did not determine any goodwill in connection with this acquisition. On December 30, 2024, the owners of the 47% stake of ProStein not belonging to us exercised an option to sell their interest in ProStein to us in two tranches, a 21% interest in 2025 and a 26% interest in 2026. As a result, during the year ended December 31, 2024, we recognized a current liability of $8 million and a non-current liability of $10 million, and cancelled the non-controlling interest in consolidated equity.

•

On August 31, 2022, we announced that we, through certain of our subsidiaries, successfully concluded the sale agreed in December 2021 of our operations in Costa Rica and El Salvador to affiliates of Progreso for a total consideration of $325 million, related to our aggregate controlling interest. The divested assets consisted of one fully integrated cement plant, one grinding station, seven ready-mix plants, one aggregate quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. Our operations of these assets in Costa Rica and El Salvador for the period from January 1, 2022 to August 31, 2022 are reported in the statements of income, net of income tax, as part of the single line item “Discontinued operations,” including during the year ended December 31, 2022 a gain on sale of $240 million, which includes the reclassification of foreign currency translation effects accrued in equity until the disposal date.

•

On January 25, 2023, in Manila, Philippines, Cemex Asian South East Corporation (“CASEC”), an indirect subsidiary of Cemex, filed a Tender Offer Report on Form 19-1 with the Securities and Exchange Commission of the Philippines and the Philippine Stock Exchange, pursuant to Rule 19 of the Securities Regulation Code of the Philippines, in connection with its intention to conduct a voluntary tender offer (the “CHP Tender Offer”) to acquire a minimum of 1 and a maximum of 1,614,000,000 common shares of Cemex Holdings Philippines, Inc. (“CHP”). The tender offer period commenced on February 16, 2023 and lasted for a period of 20 business days, ending on March 16, 2023. Payment of the net proceeds of the validly tendered shares took place on March 30, 2023. As part of the CHP Tender Offer, CASEC acquired 1,614,000,000 common shares of CHP, resulting in CASEC owning 89.86% of the outstanding common shares of CHP. In the CHP Tender Offer, CASEC paid 1.30 Philippine Pesos per share, an equivalent of 2,098.20 million Philippine Pesos ($37.88 million as of December 31, 2023, based on an exchange rate of 55.37 Philippine Pesos to $1.00) for all the acquired shares. In December 2024, we sold our operations in the Philippines. See “Item 5—Operating and Financial Review and Prospects—Results of Operations—Significant Transactions” and “Item 5—Operating and Financial Review and Prospects—Results of Operations—Discontinued Operations” for more information.

•

On January 30, 2023, for a total consideration of $13 million, we acquired a 51% controlling interest in Israel-based SHTANG Recycle LTD (“SHTANG”), a construction demolition and excavation waste recycling company. SHTANG holds a 13-year license to build and operate its CDEW facility. The facility is expected to process 600,000 tons of waste annually. The facility’s production is used as raw materials for aggregate

CEMEX • 2024 20-F REPORT • 58

PART I

production. During 2023, in connection with the excess of the purchase price and the fair value of the net assets acquired, we determined goodwill of $3 million on this acquisition.

•

On February 3, 2023, the Colombian Financial Superintendency (Superintendencia Financiera de Colombia) authorized Cemex España, S.A. (“Cemex España”) to commence a public delisting tender offer (the “Delisting CLH Offer”) to acquire a minimum of one ordinary share and a maximum of 26,281,913 ordinary shares of Cemex Latam Holdings, S.A. (“CLH”). The period to tender CLH shares under the Delisting CLH Offer concluded on February 28, 2023, with the final results of the Delisting CLH Offer being confirmed on March 3, 2023. As a result of the Delisting CLH Offer, we acquired 23,232,946 ordinary shares of CLH, increasing our interest to 99.46% of CLH (excluding shares owned by CLH) and delisted CLH’s shares from the Colombian Stock Exchange (Bolsa de Valores de Colombia). The registry of CLH’s shares in the National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) was canceled thereafter. The total consideration that we paid as a result of the acquisition of the validly tendered shares amounted to 4,735 Colombian Pesos per share, totaling 110,007,999,310 Colombian Pesos ($28.54 million as of December 31, 2023, based on an exchange rate of 3,854.92 Colombian Pesos to $1.00).

•

On May 11, 2023, through a subsidiary, we completed the purchase of the assets of Atlantic Minerals Limited in Newfoundland and Labrador, Canada, consisting mainly of an aggregates quarry and maritime port operations for a price of $75 million. With this investment, we secured a new long-term aggregates reserve for our operations in Florida and the east coast of the United States, as well as a source for chemical-grade stone. During 2023, based on the valuation of the fair values of the assets acquired and liabilities assumed, we did not determine any goodwill on this acquisition.

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

•

On November 1, 2023, through a subsidiary in Germany, for a total consideration of $13 million we completed the acquisition of Kiesel, a mortars and adhesives company in the construction industry based in Germany that serves the German, French, Polish, and Czech markets, consisting of a production facility and five distribution locations. During 2023, in connection with the excess of the purchase price and the fair value of the net assets acquired, we determined goodwill of $5 million in connection with the acquisition.

•

On July 15, 2024, we announced that one of our subsidiaries entered into a joint venture agreement with Couch Aggregates, a sand and gravel supplier, and Premier Holdings, a marine bulk product distributor. We expect this joint venture to strengthen our aggregate reserves with the production, distribution, and sale of sand, gravel, and limestone in the mid-South of the United States.

•

On August 5, 2024, one of our subsidiaries entered into an agreement with Progreso and its strategic partners, for the sale of our operations in the Dominican Republic, for a total consideration of $950 million, subject to final adjustments. The assets for divestment mainly consist of one cement plant in the Dominican Republic with two integrated production lines and related cement, concrete, aggregates and marine terminal assets. As of December 31, 2024, Dominican Republic assets and liabilities are presented in the line items “Assets held for sale” and “Liabilities related to assets held for sale,” respectively. For the years ended December 31, 2022, 2023 and 2024, our operations in the Dominican Republic are reported in the statements of income, net of income tax, in the single line item “Discontinued operations.” See note 28 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Business and

CEMEX • 2024 20-F REPORT • 59

PART I

Operations—Divestment of our Operations in the Dominican Republic” for information related to the closing divestiture of our Dominican Republic operations.

•

On September 3, 2024, we announced that we acquired from the Heim Group in Germany for a price of $4 million a 51% controlling interest in RC-Baustoffe Berlin GmbH & Co. KG (“RC-Baustoffe Berlin”), a Berlin-based recycling company that processes mineral construction, demolition, excavation materials and operates one plant to permanently store biogenic CO2 in recycled mineral waste. The acquired recycling facility should process up to 0.4 million tons of materials per year to turn into repurposed aggregates for concrete production, reintroducing them into the construction value chain. During 2024, in connection with the excess of the purchase price and the fair value of the net assets acquired, we determined goodwill of $5 million in connection with the acquisition.

•

On September 10, 2024, we sold our operations in Guatemala to a subsidiary of Holcim Ltd, for a total consideration of $212 million. The divested assets mainly consist of one grinding mill with an installed capacity of around 0.6 million metric tons per year, three ready mix plants and five distribution centers. For the years ended December 31, 2023 and 2022 and for the period from January 1 to September 10, 2024, our operations in Guatemala are reported in the statements of income, net of income tax, in the single line item “Discontinued operations,” including during the year ended December 31, 2024 a gain on sale of $163 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control.

•

On November 1, 2024, we sold our non-controlling equity interest of 34.8% in Neoris to EPAM Systems, Inc. (“EPAM”) for a total consideration of $215 million resulting in a gain of $139 million recognized within Other expenses, net. Previously, on October 25, 2022, we sold to Advent International (“Advent”) a 65% controlling interest in Neoris for a total of $119 million and retained such non-controlling interest of 34.8%. The remaining non-controlling interest was remeasured at fair value upon loss of control, was subsequently accounted for under the equity method and was presented within the line item “Investments in associates and joint ventures.” Neoris’ results for the period from January 1 to October 25, 2022 are reported in the statements of income, net of income tax, in the single line item “Discontinued operations,” including during the year ended December 31, 2022 a gain on sale of $117 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control.

•

On December 2, 2024, we closed the sale of our operations in the Philippines through separate agreements executed on April 25, 2024 with DACON Corporation, DMCI Holdings, Inc. and Semirara Mining & Power Corporation, for a total consideration related to our controlling interest of $798 million, subject to post-closing price adjustments. In particular, (i) Cemex Asia B.V. (“Cemex Asia”) divested a 100% equity interest in CASEC, (ii) one of the buyers acquired a 100% interest in Apo Land & Quarry Corporation (“ALQC”), of which 40% of the purchase price corresponded to Cemex Asia for its indirect equity interest in ALQC; and (iii) one of the buyers acquired a 100% interest in Island Quarry and Aggregates Corporation (“IQAC”), of which 40% of the purchase price corresponded to Cemex Asia for its indirect equity interest in IQAC. As part of the transaction, the buyers assumed the financial debt of CHP. CASEC owns an 89.86% interest in CHP. CHP is the owner of Cemex’s former main operating subsidiaries in the Philippines engaged in the production, sale, and distribution of cement and other buildings materials and is listed on the Philippine Stock Exchange, Inc. ALQC and IQAC are the primary suppliers of raw materials used in the now former operations of Cemex in the Philippines. The divested assets mainly consisted of two cement plants with an installed capacity of around 5.7 million metric tons per year, six marine distributions terminals and 18 land distribution centers, among other assets and investments in extracting entities. For the years ended December 31, 2022 and 2023 and for the period from January 1 to December 2, 2024, our operations in the Philippines are reported in the statements of income, net of income tax, in the single line item “Discontinued operations,” including during the year ended December 31, 2024 a loss on sale of $119 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control and goodwill cancellation of $79 million.

CEMEX • 2024 20-F REPORT • 60

PART I

Geographic Breakdown of External Revenues by Reportable Segment for the Year Ended December 31, 2024

The following chart indicates the geographic breakdown of our external revenues by reportable segment, for the year ended December 31, 2024:

Geographic Breakdown of External Revenues by Line of Business for the Year Ended December 31, 2024

The following chart indicates the geographic breakdown of our external revenues by line of business, for the year ended December 31, 2024:

CEMEX • 2024 20-F REPORT • 61

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

There are two primary processes used to manufacture cement: the dry process and the wet process. The dry process is more fuel efficient. As of December 31, 2024, 48 of our 50 operative cement production plants used the dry process and two used the wet process. Our operative production plants that use the wet process are in Nicaragua (leased) and Trinidad and Tobago. In the wet process, the raw materials are mixed with water to form slurry, which is fed into a kiln. Fuel costs are greater in the wet process than in the dry process because the water that is added to the raw materials to form slurry must be evaporated during the clinker manufacturing process. In the dry process, the addition of water and the formation of slurry are eliminated, and clinker is formed by calcining the dry raw materials. In the most modern application of this dry process technology, the raw materials are first blended in a homogenizing silo and processed through a pre-heater tower that utilizes exhaust heat generated by the kiln to pre-calcine the raw materials before they are calcined to produce clinker.

Clinker and gypsum are fed in pre-established proportions into a cement grinding mill where they are ground into an extremely fine powder to produce finished cement. We primarily cover our gypsum needs from third parties; however, as of December 31, 2024, we also operated gypsum quarries in Mexico, Jamaica and the Dominican Republic and Egypt. Our main types of cement include the following:

Gray Portland Cement. Our gray portland cement is a high-quality, cost-effective building material, mainly composed of clinker, that meets applicable chemical and physical requirements and is widely used in all construction segments: residential, commercial, industrial, and public infrastructure.

CEMEX • 2024 20-F REPORT • 62

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

We develop solutions based on our thorough knowledge and application of ready-mix concrete technology. Leveraging years of experience, a global pool of knowledge, and state-of-the-art expertise about the different ready-mix concrete constituents and their interaction, we offer our customers tailor-designed concrete. Cemex ready-mix concrete technologists are able to modify the properties of concrete through the use of innovative chemical admixtures, combined with the proper proportions of the various concrete constituents. For example, depending on the type of application and jobsite requirements, we can design ready-mix concrete that is more fluid, stronger, develops strength faster, and also retains workability longer. Through the development of chemical admixtures solutions, our researchers design special concretes that fulfill the construction industry’s increasingly demanding performance requirements. Cemex offers a special ready-mix concrete portfolio, comprised of such products as ultra- rapid hardening concrete, crack-resistant/low shrinkage concrete, self-consolidating concrete, architectural concrete, pervious concrete, antibacterial concrete and a number of others.

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

CEMEX • 2024 20-F REPORT • 63

PART I

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

CEMEX • 2024 20-F REPORT • 64

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

CEMEX • 2024 20-F REPORT • 65

PART I

Recycled Concrete. Recycled concrete is created by breaking, removing, and crushing existing concrete to a preferred size. It is commonly used as a base layer for other construction materials because it compacts to form a firm surface.

Urbanization Solutions

Urbanization Solutions is one of our four core businesses, a portfolio of products and services that leverages our building materials expertise to offer complementary solutions for sustainable cities, emphasizing net-zero and sustainability, circular solutions, and resilient buildings and infrastructure. Urbanization Solutions focuses on four key market segments:

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

•

VIALOW is our low temperature asphalt, that enables quicker re-opening of road works after completion, as the asphalt reaches appropriate trafficking temperatures faster than conventional hot mix asphalt. VIALOW reduced carbon asphalt includes the option to offset residual CO2 to provide a carbon neutral product, in accordance with the CarbonNeutral Protocol.

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

CEMEX • 2024 20-F REPORT • 66

PART I

Circularity.

We provide services that improve the circularity of the construction value chain by focusing on three waste streams:

•

Construction, Demolition & Excavation Materials—These are generated specifically from the built environment. All debris, returned concrete, bricks, shingles, wood, excavation soil, etc., that can be recycled and reintegrated is incorporated into the construction value chain as raw materials. As an example, the Cemex Circularity Center in France, located in an industrial harbor in Paris, offers a wide range of circular economy services to the construction industry. The center receives a variety of materials, including construction, demolition and excavation waste, that is processed and transformed into recycled aggregates used in different infrastructure projects, such as the Grand Paris, and as insert materials for land restoration.

•

Industrial by-products—These are derived from waste streams of various industries. This allows Cemex to contribute to the preservation of natural resources and reduce our CO2 footprint. Substances such as slag, fly ashes, calcined clays, and other decarbonated raw materials serve as alternatives to limestone and clinker in our production processes.

•

Municipal & Industrial Waste—These originate from households, commercial activities, and industrial operations, including the waste generated from our increasing operational presence in metropolitan areas in Mexico. The process sorts out recyclables from waste streams, and then transforms most of the remaining non-recyclable waste into alternative fuels. These fuels replace part of the fossil fuels used in our cement kilns, subsequently increasing the sustainability attributes of our products and reducing our carbon footprint.

Our Regenera business is part of the Circularity segment of Urbanization Solutions. Since its launch in 2023, Regenera has repurposed nearly 58 million tons of municipal and industrial waste; construction, excavation, and demolition materials; and by-products like fly ash and slag from other industries.

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

•

Retail services like ConstruramaSupply, an eCommerce platform for construction materials such as steel, hardware, plumbing, finishes and electrical material that brings the Cemex product offer closer to the Construrama retail network.

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

CEMEX • 2024 20-F REPORT • 67

PART I

Services

We continuously communicate and interact with our customers to try to identify and implement effective ways to meet their toughest challenges. We recognize that customer loyalty happens by design, not by chance. To better serve our customers, we not only need to have a clear understanding of what they need, but also the means and passion to fulfill those needs.

In each market and locality in which we operate, we seek to provide our customers with integrated building solutions. For example, to solve infrastructure needs in major cities, we not only provide ready-mix concrete, but for some projects we also design the project, define technical solutions, offer different financial schemes and execute the project in collaboration with local builders. Similarly, we work alongside our neighbors in small, less-affluent communities to help them try and solve their housing needs and pave their streets and sidewalks.

The following are examples of the different services offered to our customers throughout our operations, which may vary from location to location:

Enhanced Loading Experience. This service offers our customers flexibility and efficiency by applying technologies and solutions in the loading process in order to, among other results, minimize loading time and improve truck efficiency. These technologies and solutions include: ATM-like bulk-cement, fast lanes, real time loading status, license plate recognition, and radio-frequency identification. Aligned with our commitment to provide flexibility and efficiency to our customers, we continue to evolve and enhance loading technology. Over the past year, we have improved processes by implementing new technologies and solutions to further reduce loading times and optimize truck efficiency. Additionally, this initiative has proven successful and is now being replicated in other countries, strengthening our global network and ensuring a faster and more effective loading experience for customers.

Control Tower. As part of our commitment in seeking operational excellence, our Control Tower integrated multiple services, including safety and real-time inventory visibility, to enhance supply chain efficiency. By leveraging advanced technologies and data-driven insights, we improve coordination, reduce disruptions, and optimize decision-making. These capabilities enable us to enhance customer order fulfillment, so that our customers receive their orders accurately, on time, and in optimal conditions.

Customer-oriented Educational and Training Services. Webinars continue to be an effective channel to engage with existing and potential customers. In 2024, Cemex hosted over 48 webinars on several topics, including Cemex Go trainings about new functionalities, new product releases, Vertua, and sustainability.

Online Services. Throughout 2024, we focused on rolling out the online connection experience with digital confirmation, allowing customers to confirm orders in real-time from both mobile and web platforms throughout multiple U.S. markets and the United Kingdom. This new feature includes the ability to fully manage orders, which allows consumers to modify, cancel, and repeat orders at any time during the online process without interruption. In 2024, we also introduced the Multiple Orders feature, which allows customers to create and confirm several orders at the same time, as well as the Various Locations feature, which provides customers the ability to create new points of delivery and receive instant confirmation.

Service Centers. Our Service Centers globally play a key role in providing what we believe is a superior customer experience to our customers. In 2024, we significantly advanced standard processes and platforms for our omnichannel customer experience and leveraged data to enable and promote rich, agile, personalized and “Digital First” customer interactions.

CEMEX • 2024 20-F REPORT • 68

PART I

Technical Support. We aim to provide our customers with technical assistance through our state-of-the-art equipment and our highly professional, well-trained technical services staff. We strive to provide value above and beyond fulfilling our customers’ need for cement, aggregates, ready-mix concrete, and related products such as mortar.

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

Raw materials for our own cement production processes are obtained mainly from our own sources. However, we may cover our aggregates and other raw materials needs through supply from third parties. For the year ended December 31, 2024, approximately 4% of our total raw material needs were supplied by third parties.

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

CEMEX • 2024 20-F REPORT • 69

PART I

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

(1)

Proven reserves are for which (i) the quantity is computed from dimensions revealed by drill data, together with other direct and measurable observations such as outcrops, trenches and quarry faces; (ii) the grade and/or quality are computed from the results of detailed sampling; and (iii) the sampling and measurement data are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of the reserves are well-established. Reserves are considered as proven when, based on our interpretation of applicable laws and regulation, legal and environmental conditions are met and required permits and approvals have been obtained to allow for the extraction of the material.

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

CEMEX • 2024 20-F REPORT • 70

PART I

•	In our ready-mix concrete facilities: batch plants, silos, and mobile equipment and mixer trucks.

•	In our aggregates facilities: drills, crushers, screens, belt conveyors, pay loaders, excavators, trucks, and other material handling equipment.

Our estimates distinguish between owned and leased reserves, the latter being determined over the term of the lease contract, and including only those permitted reserves which are proven and probable. As of December 31, 2024, our total cement raw materials and aggregates resources and reserves were located in 361 sites, comprising a property surface of approximately 87,702 hectares. Of these sites, 52.3% are located on land owned by Cemex, 23.3% are on land leased by Cemex, and 24.4% are on land owned in part and leased in part. The following maps show our production stage and development stage quarries’ locations as of December 31, 2024:

Mexico, USA, and SCA&C regions

EMEA region(1)

(1) Excludes 15 marine extraction sites in the United Kingdom.

Our mining properties are classified as follows:

(1) Production Stage: Properties with reported proven or probable reserves where we have active mining operations,

(2) Development Stage: Properties with reported proven or probable reserves where we do not have active mining operations, and

CEMEX • 2024 20-F REPORT • 71

PART I

(3) Exploration Stage: Properties with no reported reserves.

As of December 31, 2024, we have 283 cement raw materials and aggregates properties in the production stage, 72 properties in the development stage and 6 properties in the exploration stage.

As of December 31, 2024, we had 130 cement raw materials quarries in the production and development stage and five quarries in exploration stage across our global operations, serving our facilities dedicated to cement production, which are commonly located at or near the cement plant facilities. Annualized production of cement raw materials totaled 54.7 million tons for 2024, 61.2 million tons for 2023 and 67.4 million tons for 2022. We estimate that our proven and probable cement raw material reserves, on a consolidated basis, have an average remaining life of approximately 88.0 years. Average remaining life, also known as years to depletion, is calculated based on total reserves divided by the average production of the five previous years; so, for the year ended December 31, 2024, total reserves are divided by the average annual cement raw materials production between the years ended December 31, 2020 and December 31, 2024. Reserves and production from the quarry located in Maceo are excluded from this calculation. As of December 31, 2024, we operated substantially all of our cement raw materials quarries, some of which are jointly-operated with third parties.

The tables set forth below present our total measured, indicated and inferred cement raw materials resources (exclusive of proven and probable reserves) and permitted (based on our interpretation of existing permits, licenses and applicable laws and regulations) proven and probable cement raw materials reserves by geographic segment and material type extracted or produced in our cement raw materials quarries operations.

		As of December 31, 2024
		Resources (million tons)(4)(5)(6)
Country(1)	Mineral	Measured (M)	Indicated (I)	Total (M) + (I)	Inferred

Mexico(2)	Limestone	57	305	362	1,551

	Clay	15	0	15	105

	Others	0	5	5	6

United States(3)	Limestone	18	104	122	346

	Clay	0	0	0	0

	Others	0	0	0	0

EMEA:

United Kingdom	Limestone	0	59	59	0

	Clay	0	5	5	0

Germany	Limestone	0	0	0	51

Poland	Limestone	0	0	0	170

Spain	Limestone	5	0	5	207

	Clay	0	0	0	2

	Others	0	0	0	0

Rest of EMEA	Limestone	199	0	199	89

	Clay	55	0	55	0

	Others	0	0	0	3

SCA&C:

Colombia(8)	Limestone	263	449	712	875

	Clay	51	58	109	11

	Others	3	3	6	3

CEMEX • 2024 20-F REPORT • 72

PART I

		As of December 31, 2024
		Resources (million tons)(4)(5)(6)
Country(1)	Mineral	Measured (M)	Indicated (I)	Total (M) + (I)	Inferred

Panama	Limestone	15	2	17	0

	Clay	0	0	0	0

Caribbean TCL	Limestone	148	0	148	0

	Clay	0	0	0	0

	Others	0	0	0	0

Dominican Republic(7)	Limestone	0	389	389	0

	Clay	0	4	4	0

	Others	0	0	0	49

Rest of SCA&C	Limestone	10	5	15	0

	Clay	0	0	0	0

	Others	0	0	0	0

Cemex Consolidated	Limestone	715	1,313	2,028	3,289

	Clay	121	67	188	118

	Others	3	8	11	61

	Totals	839	1,388	2,227	3,468

		As of December 31, 2024
		Reserves (million tons)(4)(5)(6)
Country(1)	Mineral	Number of quarries(9)	Proven	Probable	Total	2024 Annualized Production

Mexico(2)	Limestone	15	1,301	1,627	2,928	18.6

	Clay	12	144	148	292	2.2

	Others	12	5	4	9	0.2

United States(3)	Limestone	20	547	74	621	10.3

	Clay	2	31	0	31	0.2

	Others	3	1	0	1	0.1

EMEA:

United Kingdom	Limestone	2	46	0	46	1.3

	Clay	3	22	6	28	0.4

Germany	Limestone	1	9	71	80	1.2

Poland	Limestone	2	109	84	193	2.5

Spain	Limestone	11	114	75	189	2.5

	Clay	4	1	5	6	0.1

	Others	2	0	15	15	0.0

Rest of EMEA	Limestone	5	76	196	272	5.4

	Clay	2	2	13	15	0.7

	Others	4	1	0	1	0.0

SCA&C:

Colombia(8)	Limestone	11	36	130	166	3.0

	Clay	2	7	5	12	0.0

	Others	2	1	4	5	0.0

Panama	Limestone	3	54	31	85	1.1

	Clay	2	5	1	6	0.2

CEMEX • 2024 20-F REPORT • 73

PART I

		As of December 31, 2024
		Reserves (million tons)(4)(5)(6)
Country(1)	Mineral	Number of quarries(9)	Proven	Probable	Total	2024 Annualized Production

Caribbean TCL	Limestone	4	0	111	111	2.1

	Clay	1	1	4	5	0.1

	Others	3	0	14	14	0.2

Dominican Republic(7)	Limestone	1	85	0	85	1.9

	Clay	1	16	0	16	0.0

	Others	1	10	0	10	0.2

Rest of SCA&C	Limestone	4	2	9	11	0.2

	Clay	0	0	0	0	0.0

	Others	0	0	0	0	0.0

Cemex Consolidated	Limestone	79	2,379	2,408	4,787	50.1

	Clay	29	229	182	411	3.9

	Others	27	18	37	55	0.7

	Totals	135	2,626	2,627	5,253	54.7

(1)	Country indicates location unless otherwise noted.

(2)	Our cement raw materials operations in Mexico include three limestone quarries that also produce hard rock aggregates.

(3)	Our cement raw materials operations in the United States include one limestone quarry that also produces hard rock aggregates.

(4)	Figures for reserves and resources are rounded.

(5)

Our 2024 cement raw materials resources and reserves were estimated based on an average sales price during the year ended December 31, 2024 for cement of $140.8 per metric ton, excluding freight. This price is impacted by product mix, location, and exchange rates. One ton of limestone is used to produce 1.08 tons of cement.

(6)	Resources and reserves are reported excluding expected wastes, meaning its best estimation of final usable/saleable material.

(7)

As of December 31, 2024, the assets and liabilities related to our operations in the Dominican Republic are presented in the line items “Assets held for sale” and “Liabilities related to assets held for sale,” respectively. See note 28 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report for information related to the closing of the divestiture of our Dominican Republic operations.

(8)	Production from the quarry located in Maceo is excluded from this calculation.

(9)	The number of quarries may include sites in exploration stages.

As of December 31, 2024, we had 225 aggregates quarries in the production and development stage and one quarry in the exploration stage across our global operations, mostly dedicated to serving our ready-mix concrete and aggregates businesses. Annualized production of aggregates totaled 110.4 million tons for 2024, 112.5 million tons for 2023 and 117.7 million tons for 2022. We estimate that our proven and probable aggregates reserves, on a consolidated basis, have an average remaining life of 32 years. Average remaining life, also known as years to depletion, is calculated based on total reserves divided by the average production of the five previous years; so, for the year ended December 31, 2024, total reserves are divided by the average annual cement raw materials production between the years ended December 31, 2020 and December 31, 2024. As of December 31, 2024, we operated substantially all of our aggregates quarries, some of which are jointly-operated with third parties.

CEMEX • 2024 20-F REPORT • 74

PART I

The tables set forth below present our total measured, indicated, and inferred aggregates resources (exclusive of proven and probable reserves) and permitted (based on our interpretation of existing permits and applicable laws and regulations) proven and probable aggregates reserves by geographic segment and material type extracted or produced in our aggregates quarries operations. We note that the locations of our aggregates reserves differ from those of our cement reserves:

		As of December 31, 2024
		Resources (million tons)(3)(4)(5)
Country(1)	Mineral	Measured (M)	Indicated (I)	Total (M) + (I)	Inferred

Mexico	Hardrock	101	154	255	30

United States(2)	Hardrock	349	461	810	316

	Sand & Gravel	29	299	328	40

	Other	0	0	0	0

EMEA:

United Kingdom	Hardrock	0	54	54	24

	Sand & Gravel	32	122	154	131

France	Hardrock	2	12	14	0

	Sand & Gravel	0	28	28	4

Germany	Hardrock	24	19	43	3

	Sand & Gravel	3	0	3	1

Poland	Hardrock	0	15	15	4

	Sand & Gravel	18	6	24	1

Spain	Hardrock	0	0	0	0

	Sand & Gravel	0	0	0	0

	Other	0	0	0	0

Israel	Hardrock	0	0	0	0

	Sand & Gravel	0	0	0	0

Rest of EMEA	Hardrock	0	0	0	1

	Sand & Gravel	10	14	24	0

SCA&C:

Colombia	Sand & Gravel	69	109	178	387

	Other	142	52	194	76

Panama	Hardrock	0	0	0	0

	Other	0	0	0	0

Caribbean TCL	Hardrock	6	0	6	0

	Sand & Gravel	3	4	7	0

	Other	0	0	0	0

Dominican Republic(6)	Hardrock	0	0	0	0

Rest of SCA&C	Sand & Gravel	0	0	0	0

Cemex Consolidated	Hardrock	482	715	1,197	378

	Sand & Gravel	164	582	746	564

	Other	142	52	194	76

	Totals	788	1,349	2,137	1,018

CEMEX • 2024 20-F REPORT • 75

PART I

		As of December 31, 2024
		Reserves (million tons)(3)(4)(5)
Country(1)	Mineral	Number of quarries(7)	Proven	Probable	Total	2024 Annualized Production

Mexico	Hardrock	15	226	153	379	12.2

United States(2)	Hardrock	17	719	37	756	31.2

	Sand & Gravel	29	293	97	390	15.5

	Other	1	3	0	3	0.2

EMEA:

United Kingdom	Hardrock	3	256	0	256	6.6

	Sand & Gravel	35	137	54	191	8.8

France	Hardrock	7	54	27	81	2.5

	Sand & Gravel	30	118	34	152	6.4

Germany	Hardrock	9	74	28	102	2.3

	Sand & Gravel	12	37	56	93	1.7

Poland	Hardrock	2	16	3	19	1.7

	Sand & Gravel	4	6	8	14	1.6

Spain	Hardrock	19	255	122	377	3.2

	Sand & Gravel	3	30	0	30	1.0

	Other	2	4	5	9	0.1

Israel	Hardrock	7	102	10	112	12.0

	Sand & Gravel	0	0	0	0	0

Rest of EMEA	Hardrock	5	9	0	9	0.6

	Sand & Gravel	8	12	1	13	1.6

SCA&C:

Colombia	Sand & Gravel	8	1	32	33	0.1

	Other	1	0	14	14	0

Panama	Hardrock	0	0	0	0	0

	Other	0	0	0	0	0

Caribbean TCL	Hardrock	2	7	4	11	0.4

	Sand & Gravel	2	0	3	3	0.6

	Other	1	0	4	4	0.1

Dominican Republic(6)	Hardrock	1	18	0	18	0

Rest of SCA&C	Sand & Gravel	3	0	2	2	0

Cemex Consolidated	Hardrock	87	1,736	384	2,120	72.7

	Sand & Gravel	134	634	287	921	37.3

	Other	5	7	23	30	0.4

	Totals	226	2,377	694	3,071	110.4

(1)	Country indicates location unless otherwise noted.

(2)	Our aggregates quarries for our operations in the United States include one quarry located in Canada.

(3)	Figures for Reserves and Resources are rounded.

(4)

Our 2024 aggregates resources and reserves were estimated based on an average sales price during the year ended December 31, 2024 for aggregates of $16.8 per ton, excluding freight. This price is impacted by product mix, location, and exchange rates.

(5)	Resources and reserves are reported excluding expected wastes, meaning its best estimation of final usable/salable material.

(6)

As of December 31, 2024, the assets and liabilities related to our operations in the Dominican Republic are presented in the line items “Assets held for sale” and “Liabilities related to assets held for sale,” respectively. See note 28 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report for information related to the closing of the divestiture of our Dominican Republic operations.

(7)	The number of quarries may include sites in exploration stages.

CEMEX • 2024 20-F REPORT • 76

PART I

See “Item 4—Information on the Company—Our Businesses” for further details on our processing plants, other available facilities and operations.

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

Our Vision

VISION. Cemex has a general vision and value creation model comprised of the following five elements: (i) purpose, (ii) values, (iii) strategic priorities, (iv) operating model, and (v) stakeholders.

PURPOSE. Our purpose is to go beyond the present to create a more sustainable and prosperous future for generations to come.

VALUES. Our core values are: safety, value-generation, integrity, collaboration, innovation, and diversity. These principles guide our conduct across all areas of our business.

We strive to: (i) foster a common principle of care that extends to life inside and outside of work to protect the health and safety of our stakeholders; (ii) focus on our customers by aligning ourselves closely with their business and by resolving issues promptly and efficiently; (iii) act with integrity by adhering to high ethical standards and best practices in corporate governance that exceed simple legal compliance; (iv) work as one Cemex by leveraging our collective strength and global knowledge to share best practices, replicate good ideas and collaborate across boundaries; (v) foster innovation by embracing creativity, experimentation, and transformation in line with industry leadership in the digital journey; and (vi) embrace diversity by integrating different backgrounds and perspectives, capturing the value that these experiences and ways of thinking bring to Cemex.

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

•	Health and Safety: We are committed to providing a safe and healthy work environment for all individuals involved in our operations, including employees and contractors.

•	Customer Centricity: We place our customers at the center of our operations, aligning our solutions with their evolving needs and priorities.

CEMEX • 2024 20-F REPORT • 77

PART I

•	Sustainability: We have established efforts and initiatives aimed at making positive contributions to our world.

•	Innovation: We focus on developing and scaling innovations that support our carbon neutrality goals and broader climate strategy.

•	EBITDA Growth: We seek to improve financial performance by enhancing margins, maintaining a healthy credit rating, and optimizing our portfolio.

During 2024, we continued to advance our operational and strategic performance. For example, we achieved a leverage of 1.81x, our lowest level since the outbreak of the 2008 global financial crisis, with a total debt plus other financial obligations reduction of $806 million during the year ended December 31, 2024; and as of December 31, 2024, a reduction in CO2 emissions of more than 30% compared to our 1990 baseline. As a result of the progress made, we now look to accelerate our growth strategy, setting a sustainable shareholder return policy and further strengthening our capital structure. After obtaining investment grade credit ratings in early 2024, we intend to not only maintain but to continue or improving our ratings going forward.

During the year ended December 31, 2024, as a result of our financial strategy and our operating results, we reduced consolidated net debt, as defined in the Credit Agreements, by $1.1 billion and decreased our leverage ratio, as calculated under the Credit Agreements, by 0.25x to 1.81x. In addition, to further fortify our balance sheet, we remain focused mainly on the following three initiatives, while at all times remaining committed to building a better world and helping alleviate some of the biggest challenges communities are facing today: (i) growing our Operating EBITDA through further cost-reduction efforts, operating efficiencies, customer-centric commercial strategies across all our core businesses and strategic growth investments; (ii) maximizing our free cash flow, which is expected to be used mainly for bolt on investments, return to shareholders and debt reduction; and (iii) continuing to execute selective accretive divestments by selling what we believe are non-essential assets, which could allow us to free up more free cash flow.

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

CEMEX • 2024 20-F REPORT • 78

PART I

Our HSMS is also subject to evaluations through our Global Corporate Governance Audits program. This program audits an average of 40 operational sites annually, covering all countries over a three-year period. It provides an independent assessment of compliance with our HSMS and identifies opportunities for improvement. In addition, we conduct cross-regional corporate governance health and safety audits each year across multiple operations. These audits support continuous improvement and facilitate the sharing of best practices on health and safety topics across our global operations.

We are constantly working towards our ultimate target of zero injuries worldwide, evidenced by our Zero4Life objective. In 2024, our LTI frequency rate remained the same at 0.6. However, we are working toward our goal of reducing this rate to 0.3 by the end of 2025. Our employee Total Recordable Injuries (“TRI”) frequency rate decreased to 2.5, and we expect to reduce this rate further in 2025. The number of contractor LTIs decreased by 18% when compared to 2023, and contractor TRIs decreased by 4% in 2024. We continue to work on health-related actions to achieve a reduction in our employee sickness absence rate, which increased by 6% in 2024.

In 2024, we had three fatalities when considering third-party, contractor and employee fatalities, one less than in 2023. The number of employee fatalities decreased from three to one. As shown in the table below, our figures are aligned with the Global Cement & Concrete Association’s (“GCCA”) guidelines and guidance. We also continued to make progress in most countries, as 96% of our operations achieved zero fatalities and LTIs of employees and contractors.

The following table sets forth our performance indicators with respect to safety by geographic location as of December 31, 2024, in accordance with the GCCA’s guidelines and guidance:

	Mexico	United States	EMEA	SCA&C	Total Cemex

Total fatalities, employees, contractors and other third parties (#)	2	1	0	0	3

Fatalities employees (#)	0	1	0	0	1

Fatality rate employees(1)	0	1.1	0	0	0.2

Lost-Time injuries (LTI), employees (#)	31	14	9	6	60

Lost-Time injuries (LTI), contractors (#)	10	3	11	4	28

Lost-Time injury (LTI) frequency rate, employees per million hours worked(2)(3)	0.6	0.7	0.4	0.5	0.6

(1)	Incidents per 10,000 employees in a year.

(2)	Working hours are directly measured and/or obtained using recognized industry methods.

(3)	Total Cemex LTI rate is 0.5 when considering the full-year performance level, including the periods of responsibility for discontinued operations.

At Cemex, training is a key part of our strategy to achieve our Zero4Life commitment. We continuously revise and seek to improve our training programs and strive for all our employees to possess the correct knowledge, skills, and experience to perform their jobs safely.

In 2024, we expanded our health and safety leadership development approach with a new process for operations leaders worldwide, making it accessible across all regions worldwide. From senior managers to frontline supervisors, leaders are encouraged to have one-on-one conversations with the person they report to, exchanging views and gaining feedback about their direct reports to identify safety performance strengths and opportunities prior to the year and then creating individual development plans that are measured throughout the year. The process starts with vice presidents, and cascades level by level, providing actionable development plans for operations leaders. In 2024, 1,050 operations leaders took part in this new process.

Strengthening health and safety leadership skills is an integral part of our talent management approach. Our Visible Felt Leadership (“VFL”) program was developed as a face-to-face training for leaders, helping them lead by example

CEMEX • 2024 20-F REPORT • 79

PART I

with frontline employees and contractors using a constant, consistent and positive approach. The course, now also available online, covers improved safety communication, leadership engagement, and proactive safety culture practices. In 2024, the online training became available in Cemex’s eight core languages and approximately 2.216 leaders were trained. Over the past decade, VFL has consistently delivered benefits like heightened safety awareness, improved incident reporting, and enhanced safety culture.

In 2024, we continued implementing our Cemex Wellbeing Model to serve as a common framework for all our operations worldwide. This Model is helping to create a unified approach and a solid base to improve our wellbeing offering. We have developed a gap analysis tool to assist our operation teams when they need to define action plans for implementing the model. The initiative will be supported by medical professionals from our Global Health Forum of experts. Activities are focused on the four pillars of our Wellbeing Model: emotional health, physical health, financial fitness, and workforce experience. All activities included in the Cemex Wellbeing Model are designed to reduce the prevalence of health risks and encourage employees to live a healthy lifestyle both inside and outside the workplace.

As part of our Contractor Health and Safety Verification Program, in 2024, we surpassed our goal of evaluating health and safety practices of at least 90% of our procurement contractors spend, reaching 99.98%. To achieve this goal, we engaged our operations in different countries and worked closely with our Health and Safety Functional Network made up of national health and safety specialists.

Customer Centricity

Cemex is dedicated to helping our customers succeed and our efforts are focused on what success means to them. We are passionate about finding new ways to inspire and satisfy them by innovating around their needs to surpass their expectations in every interaction. We aim to provide our customers with a superior omnichannel experience everywhere and every time, and are creating new opportunities to serve them better. In 2024, we focused on four key efforts:

(1) A Robust Voice of The Customer Program

We have been using Bain & Co.’s Net Promoter System to gather, manage, and act on customer feedback. The Net Promoter Score (“NPS”) is a key experience indicator used to measure our customers’ loyalty across all of our business units since 2018. In 2024, we achieved an outstanding annual global NPS result of 74, significantly above the Retently 2024 NPS benchmark of 37 for the construction and engineering industry and remaining above our 2030 NPS target of 70, which we updated from 60 to 70 in 2021.

This Net Promoter System allows us to transform our customers’ feedback into actionable improvements, leverage enhanced analytics to better understand them, and develop insights to design more targeted, data-based value propositions for them. In our ongoing efforts to address service challenges experienced by our customers, we established service committees over six years ago across our operations, gradually expanding their presence to all our regions by 2018. These committees facilitate two-way communications with customers. Following the evaluation of customer feedback, local multidisciplinary teams implement initiatives to enhance customer service and address specific requests. Additionally, select customers participate in research activities, providing valuable feedback to co-create innovations within Cemex. We remain committed to our customer-centricity practice, and we annually recognize excellence, and promote the best practices adopted across our business units to continue fostering our customer-centric culture.

CEMEX • 2024 20-F REPORT • 80

PART I

(2) Cemex: A Digital First Company

A superior customer experience is at the heart of our global Digital Forward initiative. From our operations, including production and supply chain, to our administration and support services, we have digitized our customer-facing processes.

(2)(a) Cemex Go

Cemex Go is our flagship digital solution that provides better services through digitalization and covers all customer transaction needs, helping us deliver a superior customer experience while making us a more efficient company. It integrates our online store/application, salesforce, and service centers to provide a consistent digital-first customer experience regardless of channel. Within Cemex Go, Ready-Mix Go allows customers to manage their ready-mix orders, including their online confirmation and real-time tracking via the web and mobile platforms.

As of December 31, 2024, about 90% of our customers across 15 countries, recurrently used the Cemex Go online store as their digital platform of choice to place orders. Our Cemex Go Acceleration program aims to achieve total digital adoption among customers. By improving functionality and systems integration and developing new tools in the Cemex Go online store, the program aims to provide our customers with the best digital experience, and in parallel provide full automation of our internal processes, practices and competences. Initially deployed in the Houston region as a pilot program, we extended the pilot to customers from multiple geographies and business lines in the United States, including the Phoenix area, and the United Kingdom throughout 2024. We achieved 75% of digital orders adoption from our pilot customers in the aforementioned localities, with high automation levels above 50% by the end of the year.

(2)(b) Cemex Go Link

Cemex Go Link allows customers to interact directly with our systems via digital platforms and Application Programming Interfaces (“APIs”). By allowing for communication between systems, Cemex Go Link helps customers from 10 countries reduce operating costs, optimize internal processes, and automate tasks such as creating orders, invoices, and reviewing invoices and delivery tickets.

(2)(c) Cemex Go CRM: The Digital Ally for Customer Relationship Service

Cemex Go Customer Relationship Management (“CRM”) is our commercial advisors’ main digital tool that helps them manage customer relationships more efficiently and systematically. Currently available in multiple geographies, we continue upgrading the tool and releasing new features to increase its global presence and help commercial teams save time planning and managing daily activities by personalizing customer follow-up activities. In 2024, CRM helped our commercial teams were able to better advise our customers on our service delivery through data-driven sales forecasting and cross-selling. In parallel, we are making significant strides in enhancing the digitalization and automation of our quoting process and price integration to improve customer and employee experiences. Our efforts are focused on tailoring the quoting experience to meet the diverse needs and purchasing behaviors of our customers, making the quoting experience timely, accurate, and transparent across all our purchasing platforms.

(2)(d) Construrama Online

Construrama.com is the e-commerce solution for Construrama, the largest building materials distribution network in Mexico. Today, more than 2.8 million online users can purchase more than 54,000 SKUs via website or app.

CEMEX • 2024 20-F REPORT • 81

PART I

Our Virtual Storefront (“VSF”) is our online store tailored to deliver a seamless ready-mix experience for contractors and self-builders through a simple and fast e-commerce platform. This tool guides customers in Mexico, Colombia, the U.K., and multiple markets across the United States to select the right concrete products, place orders, and pay online using cash or card. We received over 3,000 orders through our VSF in 2024, allowing us to increase our revenue and reduce our cost-to-serve while enhancing our customer experience and digital presence. We plan to continue expanding this footprint in key markets while securing higher profitability per order.

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

(2)(e) Smart Service Centers

Since 2021, we have been committed to providing our customers with a seamless and personalized omnichannel experience. Our Smart Service Centers are transforming to support and promote “Digital First” interactions, thereby enhancing cost efficiencies and fostering revenue growth, while improving our customers’ experience across geographies.

(3) An Empowered Sales Force throughout the design and construction processes

We support our customers from the design stage to the execution of their projects with expert advice and support services to significantly enhance their sustainable attributes, efficiency, and performance. As part of our Early Engagement initiative, we build significant relationships with a broad network of construction professionals, allowing us to position our technically advanced value propositions and sustainable solutions at a critical stage in the project design. This pre-sales advisory allows our commercial teams to guide customers in applying for green certifications such as the Leadership in Energy & Environmental Design (LEED) certification, the Building Research Establishment Environmental Assessment Methodology (BREEAM) certification, the Excellence in Design for Greater Efficiencies (EDGE) certification, and the German Sustainable Building Council (DGNB) certification.

As a result of our continuous learning programs, our sales force is prepared to become trusted advisors for our customers and offer on-site support to their projects. With specialized masterclasses focused on sustainable construction, we are simultaneously helping our customers achieve their sustainability goals while supporting our goal of achieving net zero CO2 by 2050. In 2024, we released two new masterclasses in all regions for our global sales force to increase their knowledge of sustainable construction trends, completing the rollout of the program. As of December 31, 2024, nearly 1,600 advisors and managers have participated in this continuous learning program since 2021.

As part of the Company’s broader digitalization efforts to enhance customer experiences and optimize commercial processes, our customers and sales force also benefit from digital assistant services. TAVO is a virtual assistant powered by generative AI designed to support our sales force with queries related to sales objectives. Through TAVO, our sales force can access relevant information to help our customers achieve their construction and sustainability goals including product catalog technical specifications or Vertua product characteristics and benefits. On the other hand, our AI chatbot Olivia helps provide faster responses to our customers’ most common questions. In 2024, we augmented Olivia’s capabilities with generative AI which we are piloting in Mexico.

CEMEX • 2024 20-F REPORT • 82

PART I

Sustainability

Our sustainability efforts begin with Cemex, S.A.B. de C.V.’s Board of Directors and are then facilitated across our entire organization. During 2024, the Sustainability, Climate Action, Social Impact, and Diversity Committee of Cemex, S.A.B. de C.V.’s Board of Directors was comprised of four members appointed by Cemex, S.A.B. de C.V.’s shareholders. This committee reports directly to Cemex, S.A.B. de C.V.’s Board of Directors and is mainly supported by our Vice President of Global Sustainability. The members of the committee as of the date of this annual report were elected at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting on March 25, 2025. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings.” To help embed sustainability into our entire business strategy, we have coordinators representing each geographical region where we operate. In parallel, our Global Sustainability Functional Network works to implement our core sustainability initiatives across all of our operating regions and business lines.

(1) Environmental Efforts

In 2020, we announced that we would proceed with our climate action strategy and continue advancing towards our vision of net zero emissions across the Company by 2050. At the time, we (i) defined a 2030 reduction target of 35% of net CO2 emissions per ton of cementitious product compared with our 1990 baseline, (ii) established our ambition to deliver net-zero CO2 concrete globally to all our customers by 2050 and (iii) developed a detailed CO2 roadmap for each of our manufacturing plants aligned with a 2°C scenario.

In 2020, we also announced our “Future in Action” climate action program focused on developing lower-carbon products, solutions and processes while increasing sustainability awareness and promoting a green economy. Under “Future in Action,” we have accelerated our efforts to decarbonize and set new ambitious goals of a 35% reduction of Scope 1 CO2 emissions in cement compared to our 1990 baseline, to achieve a 40% reduction of CO2 content in concrete compared to our 1990 baseline, increasing our alternative fuels usage to more than 50% of our total fuel mix, reducing our clinker factor to 71% and reaching 55% in clean electricity consumption, all by 2030.

In 2022, as a result of our better than anticipated decarbonization performance in 2021, we set new more ambitious CO2 emissions reduction targets for 2030, aligned with the 1.5° scenario of the Science-Based Targets initiative (“SBTi”): (i) achieve a 47% reduction of Scope 1 CO2 emissions in cement in comparison to our 1990 baseline, (ii) achieve a 41% reduction of CO2 content in concrete in comparison to our 1990 baseline, (iii) increase our use of alternative fuels to more than 55% of our total fuel mix, (iv) reduce our clinker factor to 68%, and (v) reach 24 kg CO2 per ton of cementitious product in Scope 2 CO2 emissions. In addition, we defined new targets for the main categories in our Scope 3 CO2 emissions which include a 25% reduction in kg CO2 per ton of purchased clinker and cement; 30% reduction in kg CO2 per ton of transported products; 40% reduction in kg CO2 per ton of purchased fuels; and 42% reduction in absolute CO2 tons of traded fuels, all these reductions in scope 3 emissions when compared to our 2020 baseline. Also, in 2022, we validated our 2050 net-zero CO2 target and new 2030 decarbonization goals under SBTi’s 1.5ºC scenario methodology, becoming one of the first companies in the industry to do so. As a result, our green financing framework (“GFF”) and SLFF were updated in 2023 to align with these goals. Most importantly, these goals should keep us on the right path to achieving our expected objective of net-zero emissions across the Company by 2050. As of the end of 2024, we reduced our direct CO2 emissions to 526 kg CO2 per ton of cementitious product, which represents a 33.9% reduction compared to our 1990 baseline and is in line with how our industry measures progress on reducing net CO2 emissions.

To achieve our 2030 goals, we have updated our detailed CO2 roadmap for each of our manufacturing plants to accelerate the rollout of proven technologies worldwide. Our roadmap is mainly based on the following CO2 reduction levers: (i) increasing the use of alternative fuels with high biomass content, rather than conventional fossil fuels,

CEMEX • 2024 20-F REPORT • 83

PART I

(ii) reducing clinker factor in our cement, (iii) increasing the use of decarbonated raw materials in clinker, (iv) optimizing thermal efficiency in our kilns, and (vi) decarbonizing our global vehicle fleet.

In 2024, we reduced our clinker factor by 0.5% to 71.8%. Additionally, as of December 31, 2024, we reached an alternative fuel substitution rate of 36.7%.

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

Furthermore, to reinforce our commitment with climate action, we have signed the Business Ambition for 1.5°C commitment led by the We Mean Business Coalition in partnership with the SBTi and the U.N. Global Compact, joined the Race to Zero Campaign of the United Nations Framework Convention on Climate Change (the “UNFCCC”) launched to mobilize net-zero commitments from cities, businesses, and investors ahead of the 2021 United Nations Climate Change Conference (“COP26”), joined the Corporate Leaders Group Europe convened by the Cambridge Institute for Sustainability Leadership in support of a carbon neutral economy, and are founding members of both the First Movers Coalition launched at COP26 by the World Economic Forum and the U.S. State Department and of the U.N. Global Compact CFO Coalition for the Sustainable Development Goals, which provides a platform to interact with peers, investors, financial institutions, and the United Nations with the aim of attracting more capital towards sustainable development. We had a presence at the 2024 United Nations Climate Change Conference (“COP29”) in Baku, Azerbaijan. In that forum, we were represented in the panel discussion at the Industrial Transition Accelerator, a key initiative aimed at mobilizing significant investment to rapidly decarbonize heavy industries, such as cement, steel, and chemicals. At COP29, we also participated in the panel on “Enabling and Accelerating the Decarbonization of Hard-to-Abate Industries in Emerging Markets.” Additionally, we were an active participant at the 2024 United Nations Biodiversity Conference of the Parties in Colombia, the world’s largest biodiversity summit.

(1)(a) Pursuing Excellence in Sustainability Management

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

We are committed to contributing to climate change mitigation. For years, as part of our carbon emissions reduction strategy, we have focused on using low-emission alternatives to traditional fossil fuels, decreasing our clinker factor, promoting clean energy and increasing energy efficiency across our operations. To this end, we have sought to increase our use of low carbon alternative fuels, which represented 36.7% of our total fuel mix in 2024, and generated approximately $260 million in cost avoidance, including fossil fuels costs and CO2 emissions avoided in carbon regulated markets.

As a result of our efforts, in 2024, the reduction of our specific Scope 1 CO2 emissions per ton of cementitious products by 33.9% compared to our 1990 baseline and our use of clean electricity led to reductions equivalent to the annual CO2 emissions generated by 2.6 million passenger vehicles driven in a year. We actively seek to develop new technologies to reduce our carbon footprint. Most notably, as of December 31, 2024, we participated in more than 280 disruptive projects in the pipeline across our value chain to assess potential CO2 emissions reduction solutions as well as carbon capture, utilization and storage technologies. Furthermore, we explore alternatives to traditional clinker and cement chemistry that enable the production of less CO2 -intensive cements.

CEMEX • 2024 20-F REPORT • 84

PART I

To complement these technical measures, we participate in several forums and bilateral dialogues with key stakeholders. These activities are designed to disseminate knowledge about potential reduction measures in our sector and to promote a legislative framework that enables us to implement these measures. For example, we have a long history of contributing our best practices through our work with the Cement Sustainable Initiative (“CSI”). The work done in CSI was transferred as of January 1, 2019 to the GCCA.

We aim to use our expertise to responsibly source, process, store and recover energy from alternative fuels, and we believe that increasing co-processing residues from other sectors in our cement plants will further contribute to overcoming challenges such as climate change, waste management and fossil fuel depletion, while utilizing the principles of a circular economy.

Our key contribution to a circular economy is our transformation of waste streams from other sectors into valuable materials. In 2024, mainly through Regenera, our new global waste management business, we repurposed approximately 27 million tons of waste in our business, including alternative fuels and raw materials, alternative/ secondary aggregates, own recycled material in our main businesses and other waste managed by the company. By 2030, we aim to increase this to 41 million tons with a focus on municipal and industrial waste; construction, demolition, and excavation waste; and other waste and industry by products. Regarding our own waste, to reduce most of the waste generated from our processes, we maximize our reuse of clinker kiln dust in our production loop, largely avoiding landfill disposal.

(1)(b) Cemex Environmental Management System (“EMS”)

We use EMS to evaluate and facilitate consistent and complete implementation of risk-based environmental management tools across our operations. EMS consists of key mechanisms for environmental performance enhancement and impact assessment, stakeholder engagement and accident response based on input from a range of environmental and biodiversity specialists.

As of December 31, 2024, 93% of our operations had implemented EMS or equivalent programs. As we approach full implementation of our global EMS, our goal is for all of Cemex’s operational facilities to be 100% compliant with our internal environmental criteria.

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

Through our internal EMS, and more specifically through our Atmospheric Emissions Global Procedure, we monitor major emissions, which assists us with our compliance with local regulation limits. In 2020, we launched a new industry-benchmark online tool that allows operators and management teams to closely analyze major emissions, improve monitoring abilities from kilns with a Continuous Emissions Monitoring System installed, and strengthen emissions performance. To further improve upon these efforts, we have updated the minimum performance levels to fulfill annually for major emissions. In addition, we are working on establishing more stringent environmental standards for air emissions that are expected to be based on EU “Best Available Techniques.”

In 2024, we invested more than $215 million in sustainability related projects at our global operations, including projects to monitor and control our air emissions, increase our operations efficiency and mitigate our carbon footprint through alternative fuels and clinker substitution efforts.

CEMEX • 2024 20-F REPORT • 85

PART I

(1)(c) Our Environmental Incidents Management

We work to minimize our environmental impact, and we believe we are generally prepared to respond to emergencies that may pose a potential threat to our operations and local communities: (i) we work with our neighbors, law enforcement officials, public agencies, and other stakeholders to develop contingency plans at each of our sites; (ii) we created emergency response teams that are specifically trained to address environmental incidents and hold annual emergency drills; and (iii) we consistently record and report incidents at every level of our business to identify recurring root causes and to share corrective actions.

Our Global Environmental and Social Incident Reporting Process enables our sites to maintain a proactive approach to respond to emergencies that could potentially impact our communities or our operations. The application of this reporting procedure requires a timely registration of environmental and social impact events, identification and analysis of the root causes, and the implementation of corrective and preventive action plans acts as a first step toward avoiding their occurrence and reducing their severity. In 2024, our total reported incidents decreased by 19%, which is consistent with our permanent efforts for risks monitoring and transparency. There were no category 1 environmental events (major) registered during 2024.

(1)(d) Preserving Land, Water and Biodiversity

The preservation of land, biodiversity and water plays a key role in our long-term resource management strategy.

To protect water and enable our business to succeed, we are increasing our water efficiency and minimizing our water waste through the implementation of our Corporate Water Policy. This policy includes standardization of our water measurement based on the water protocol developed in coordination with the International Union for Conservation of Nature. We also have the goal of developing a specific Water Action Plan (“WAP”) comprised of a customized set of response actions to maximize water use efficiency and mitigate specific water risks for each community by adopting recommendations based on the Water Risk Filter tool from the World Wildlife Foundation, for each one of more than 1,500 of our cement, ready-mix concrete and aggregates sites in water-stressed zones. Results indicate that 16% of our operations are in high water-stressed zones. In line with our 2030 targets, we plan to develop a specific WAP and follow the implementation roadmap for each of these sites. As of December 31, 2024, we implemented a WAP in 40% of our extremely high and high water-stressed zones.

(1)(e) Improving Quality of Life and Well-being

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

Complementary to our sustainability initiatives, our high impact social strategy directly contributes to our vision of seeking to build a better future and aims to create value, understand our stakeholders’ expectations by managing our impacts and contribute to the quality of life and well-being of the cities and communities where we operate through four focus areas:

•	People. We provide community members with access to education and workplace training, aiming to enable inclusive, long-term upward mobility.

•	Economy. We assist organizations and individuals in developing sustainable development and entrepreneurship skills to foster a sustainable economy and lay the groundwork for a just transition.

CEMEX • 2024 20-F REPORT • 86

PART I

•	Structures. We leverage our expertise and quality building materials, aiming to improve housing and essential infrastructure standards in the cities and communities where we operate.

•	Cities. We seek to contribute to resilient and equitable communities, emphasizing the development of green spaces, services, and infrastructure to harmonize the natural environments.

Although our social projects focus on leveraging our core business expertise to create value and enhance well-being, we believe that we also contribute positively to addressing other global challenges. Thus, consistent with our commitment to the United Nations Sustainable Development Goals, we measure our progress and contributions towards specific goals.

(1)(f) Sustainable Finance

In 2021, we released our original SLFF, one of the most comprehensive in the building materials sector, enhancing alignment between corporate sustainability commitments and financing strategy. This framework outlines principles for issuing various sustainability-linked financing instruments, including bonds, private placements, loans, and derivatives. In 2022, we launched our GFF, which facilitates the issuance of bonds, loans, and other instruments for eligible green projects. Both frameworks were updated in 2023 to support our more ambitious decarbonization goals, validated by the SBTi for alignment under their 1.5°C scenario, the most ambitious pathway defined for the cement industry. This latest update of the GFF expands eligibility criteria to incorporate innovative projects such as CCUS technology, crucial for achieving net-zero CO2 emissions.

In 2023, we (i) updated both our SLFF and GFF to align them with our more ambitious 2030 decarbonization goals, (ii) closed the refinancing of our sustainability-linked Amended 2021 Credit Agreement, which now consists of a $1 billion term loan and $2 billion committed revolving credit facility, (iii) issued Ps 6,000 million in sustainability-linked CEBURES (iv) closed the refinancing of our sustainability-linked Mexican Peso Banorte Agreement for Ps 6,000 million, (v) linked our accounts receivable securitization programs to our SLFF and (vi) issued $1.0 billion of our 9.125% Subordinated Notes, the net proceeds of which should be used to finance or refinance eligible green projects as per our GFF. During the year ended December 31, 2024, we added Ps 5,500 million with the reopening of the CEBURES, totaling Ps 11,500 million of sustainability-linked CEBURES; we closed the refinancing of our sustainability-linked 2022 EUR Credit Agreement, which now consists of a €450 million term loan and €300 million committed revolving credit facility; and we had all of our securitization programs linked to our most updated SLFF.

(2) Stakeholder Efforts

As a company that aims to make a progressive positive impact through its innovative services and solutions, our ability to operate as a responsible business is fundamental to our business model. This enables us to understand stakeholders’ material issues, map social impacts, and identify risks and opportunities to create shared value for us and society.

Our social strategy aims to create value, understand our stakeholders’ expectations by managing our impacts and contribute to the quality of life and well-being of the cities and communities.

(2)(a) Our Workforce

Our employees are our competitive advantage and the reason for our success. We aim to offer programs, benefits and a work environment that are designed to attract and retain talented employees.

CEMEX • 2024 20-F REPORT • 87

PART I

Our talent management cycle has a set of three interconnected processes: performance management, talent review, and succession management. Working in concert, these processes maximize our organization’s performance potential. They also help us make informed decisions on staffing choices, participation in leadership development programs, and potential challenges or gaps in our global talent needs.

To develop a talented workforce that embraces Cemex’s values, we offer training and development opportunities mainly through Cemex University and our Leadership Development Programs. Through ongoing training and development opportunities, our employees are taught new skills and their expertise is deepened in several critical areas, including H&S, sustainability, customer centricity, EBITDA growth and innovation, among others.

Introduced in 2017, Cemex University aims to develop a digital continuous learning ecosystem for our employees and respond to our multi-region, multi-business and multi-functional learning needs. Cemex University leverages traditional in-person training with new digital learning platforms to embed a growth mindset throughout our organization and fulfill our employees’ potential. Today, Cemex University’s learning portfolio is comprised of eight Academies and a suite of leadership development programs, reaching 24,893 employees across our platforms in 2024, with one more Academy in development to be released in 2025, as outlined below:

• Health & Safety Academy • Commercial Academy • Supply Chain Academy • Culture & Values Academy • Procurement Academy	• Digital Academy • Operations Academy • Sustainability Academy • HR Academy (to be released in 2025) • Leadership Development Programs

Through these Academies, Cemex University develops business capabilities among our people to support Cemex’s strategy. An example of this is our Award-Winning program LEAP, part of our Commercial Academy which in 2021 to 2022 released 13 modules in eight languages, to help Sales Advisors better understand successful commercial interactions and our new commercial model, and in 2023 to 2024 this program released five Masterclasses focusing on Sustainable Construction, Green Certifications and our Vertua Portfolio of Products. During 2024, Cemex University also introduced its new Procurement Academy. We continued to develop continuous learning pathways on topics such as data privacy, cybersecurity, global sanctions, and anticorruption, and added two new learning programs for our Digital Academy: Digital Forward Essentials and Digital Movers, in collaboration with the Massachusetts Institute of Technology and Imperial College London. During 2024, Cemex University also released a course for Customers on Sustainable Construction and a course for Suppliers on Sustainable Development.

Our four Leadership Development Programs—Connect, Ascend, Ignite, and Envision—provide new managers, newly appointed directors, and top-tier executives with the foundational knowledge and necessary tools to support a successful transition and development in their roles. These programs are designed based on Cemex’ Leadership Model, which incorporates a set of attributes across four key capabilities: Energizing, Empowering, Mobilizing, and Growing. In 2024, 205 leaders across all of our regions and business units joined these programs either as participants or as faculty, guiding participants through their leadership journey.

Our understanding of employee experience has made significant strides, driven by two key metrics: the Employee Net Promoter Score (“eNPS”) and the Employee Engagement Index (“EEI”). These indicators measure satisfaction and engagement, enabling us to assess and continuously enhance the experience for our employees.

In 2024, 85% of our global workforce participated in our engagement survey. When asked if they would recommend Cemex as a great place to work, employees gave us an eNPS score of 54 points, matching the global benchmark set

CEMEX • 2024 20-F REPORT • 88

PART I

by our survey provider and surpassing our 2030 goal of 43 points. Additionally, our EEI score reached 88% globally, reflecting a strong employee commitment to their work and our organization.

To deepen our understanding, the Workforce Experience Survey identifies organizational, digital, physical, and interpersonal areas for improvement based on employee feedback. This is designed to help us create a consistently positive work environment for our global teams. We utilized advanced digital tools, including machine learning, to deliver survey results efficiently to leaders, empowering them with actionable insights. This approach also supported our “We’X Committees,” a dedicated group of employees who design and implement targeted action plans to address survey findings and foster a thriving workplace.

Cemex strives to respect internationally recognized human rights of employees by fostering a safe, inclusive, and equitable workplace, including but not limited to the right to safe and healthy working conditions; the right to fair wages, working hours, and employment practices; the right to nondiscrimination; and the right to data privacy.

Our Human Rights Policy, which was updated early in 2024, reflects our support and respect for the protection of internationally proclaimed human rights principles, as expressed in the International Bill of Human Rights and the International Labor Organization’s Declaration on Fundamental Principles and Rights at Work. In addition, it recognizes employees, communities, contractors, and suppliers as main areas of impact and reaffirms our commitment to the promotion of and respect for human rights throughout our worldwide operations, local communities, and supply chain. This includes providing a workplace that is free from harassment and discrimination on the basis of race, gender, national origin, sexual orientation, disability and membership in any political, religious or union organization. As reaffirmed in our Global Recruitment Policy launched in 2020, we offer equal opportunities for training, personal development, individual recognition and promotion on the basis of merit.

Employees who believe that there may have been a violation of the principles laid down in our Human Rights Policy can report it through various channels, including local Human Resources departments, Ethics Committees and our secured ETHOS line internet website. Community members, contractors and suppliers are also encouraged to submit any potential violation of our Human Right Policy or other guidelines stated in our Code of Ethics and Business Conduct through the ETHOSline. All allegations are treated confidentially to the extent possible and will be properly and promptly addressed. We strictly prohibit retaliation against anyone for reporting misconduct or unethical activity in good faith.

Apart from competitive compensation, more than 95% of our global workforce receives health and life insurance benefits beyond those required by local law in their respective countries. Approximately 88% of our global workforce receives retirement provision benefits above local requirements and more than 83% of our operations receive additional funds for disability and invalidity coverage beyond what is required by local laws in their respective countries.

(2)(b) Customers and Suppliers

We strive to build strong and responsible relationships with our customers and suppliers based on trust, respect, and mutual value.

We place our customers at the center of our operations, aligning our solutions with their evolving needs and priorities, which is why we have made Customer Centricity one of our strategic priorities. For information on Customer Centricity, see “Item 4—Information on the Company—Business Overview—Our Vision—Customer Centricity.”

We strive to develop trusting relationships with our suppliers by providing clear and precise requirements, fostering innovation and sustainable practices, promoting fair relationships, and practicing open and clear communication.

CEMEX • 2024 20-F REPORT • 89

PART I

To comply with our registration process, suppliers must acknowledge our fundamental policies that guide how they do business with us: (i) Code of Conduct When Doing Business With Us, (ii) Code of Ethics and Business Conduct, which includes our Human Rights Policy, (iii) Global Anti-Corruption Policy, and (iv) Global Anti-Money Laundering Policy.

We contract local small- and medium-sized enterprises and believe they fortify our supply chain and promote a just transition to a carbon-neutral economy. Building on our 2023 results from the UNGC Sustainable Supplier Impact Program, in 2024 we created our Sustainable Development Program for Suppliers covering key environmental, social, governance, and sustainable finance topics. As of December 31, 2024, more than 300 SMEs from our Mexico and SCA&C regions had participated in the pilot. We plan to integrate this program into our supplier portal and provide ongoing training to help more SMEs develop sustainability strategies in their businesses.

To advance towards our 2030 target of conducting a sustainability assessment on 90% of our critical suppliers, in partnership with a third-party firm, we engage our critical suppliers in a sustainability assessment aligned with ISO 26000 guidelines covering social, environmental, health and safety, business ethics, stakeholder relationships, and financial performance standards. Using our self-assessment tool, we invite interested parties to learn how they can adopt more robust sustainability practices.

(2)(c) Communities

We engage with local communities to understand the impacts, risks, and opportunities of our activities on the environment and society and aim to co-create initiatives that are inclusive and forward-thinking.

Our Community Engagement Process is structured to identify and manage risks and impacts from our operations in our priority sites, considering their size, investment road map, and proximity to urban areas. Developed in alignment with ISO 26000 standard, our dedicated Community Engagement Committees, composed of cross-functional teams, supervise and implement this process. The process generally involves (i) identifying, classifying, evaluating and prioritizing our stakeholders considering their different expectations or needs and proximity to our operations; (ii) assessing industry issues such as pollution, traffic, and biodiversity loss to identify risks and opportunities and understand their financial, social, and environmental implications; (iii) defining mitigation measures to manage the potential impacts of previously identified risks and opportunities; (iv) creating Community Engagements Programs (“CEPs”) at a plant level alongside key stakeholders and local communities to prioritize and address topics and previously identified risks and opportunities; (v) periodically measuring our progress toward achieving our sustainability targets and assessing our impact through CEPs; and (vi) communicating our progress and findings, including our alignment to UN SDGs and other international standards to top management and external audiences through different means.

Leveraging our business strengths, we design targeted community programs and investment that we believe are capable of driving change and delivering transformative outcomes. Our social responsibility programs connect us with communities through dialogue and co-creation. These programs also help our neighboring communities understand our business and how it generates value for society.

Since 1998, Patrimonio Hoy has been our flagship social program, providing access to microfinancing, technical advice, maintenance solutions, and high-quality building materials to low-income families in Mexico. The program offers different payment schemes that adapt to the financial and construction needs of benefited families, enabling them to improve their homes and livelihoods. This year, we launched APP Patrimonio Hoy, an application and chatbot that gives Patrimonio Hoy partners visibility to all their project’s information digitally, thereby streamlining and personalizing their experience. More than 50% of Patrimonio Hoy partners have downloaded the application. As of

CEMEX • 2024 20-F REPORT • 90

PART I

December 31, 2024, through Patrimonio Hoy we have benefited more that 3.2 million people and built more than 5.3 million square meters, with 77% of beneficiaries being women.

(3) Governance Efforts

We work on maintaining high ethical standards and following best practices in our corporate governance model, which is designed to go beyond basic compliance with laws and regulations. Our aim is to achieve a superior performance that fosters strong, sustained economic growth while seeking to uphold a high level of integrity.

Within our governance system, our Board of Directors is primarily responsible for approving our corporate strategy and supervising the Company’s overall operations. In doing so, our Board of Directors takes into account laws and regulations, best practices and guidelines, stakeholder interests, society’s values and ideals, global and local trends, risks and opportunities, and circumstances that the Company must address. Additionally, our Board of Directors guides the Company through the development, implementation, and oversight of compliance with company mandates, guidelines, policies, controls, and procedures. For more information on our Board of Directors, see “Item 6—Directors, Senior management, and Employees.”

In performing its functions, our Board of Directors is aided by three Committees with specialized areas of expertise. These Committees provide counseling and advice and may handle specific tasks on our Board of Directors’ agenda. The members of our Audit Committee, Corporate Practices and Finance Committee, and Sustainability, Climate Action, Social Impact, and Diversity Committee are appointed by our shareholders. For more information on the Committees of our Board of Directors, see “see “Item 6—Directors, Senior management, and Employees.”

Our Chief Executive Officer and members of our senior management execute our strategy and oversee the day-to-day operations of our Company and constantly interact with our Board of Directors and certain stakeholders. For more information on our senior management, see “see “Item 6—Directors, Senior management, and Employees.”

At Cemex, we are committed to conducting our business in compliance with applicable laws, regulations, and corporate policies, controls and procedures, while upholding the highest ethical standards. These principles are embedded in our Code of Ethics and Business Conduct, which employees are required to ratify periodically. For more information on our Code of Ethics and Business Conduct, see “see “Item 16B—Code of Ethics.”

Our governance best practices include global compliance, audit, and training programs, as well as initiatives on ethical business dealings and conflicts of interest, among other related matters. Cemex’s Global Compliance Program incorporates risk analysis, due diligence and third-party risk management, trainings, legal audits and investigations, and global communication campaigns. The main matters covered by our Global Compliance Program include: (i) verification that third parties we do business with are reputable and are aligned with our values, (ii) review of conflicts of interest, (iii) review of related party transactions seeking to comply with applicable regulations and market practices, (iv) anti-corruption and anti-money laundering prevention, and (v) compliance with trade control, economic sanctions, and anti-boycott laws.

ETHOSline is our main intake channel and trusted reporting system for ethics and compliance concerns. Employees, stakeholders, or third parties can raise issues via our online portal, email, phone line, or other reporting channels, including local and global committees. We strongly encourage reporting and maintain a strict no-retaliation policy for those who report in good faith. ETHOSline is our institutional reporting mechanism, accessible through our website, mobile devices, or our intranet, that is open and free for anyone to use. This secure, confidential, and independent platform is available 24 hours a day, seven days a week, to both employees and the general public, including our third parties, to report any allegations of misconduct anonymously or confidentially. To secure confidentiality, ETHOSline runs on a platform provided by NAVEX Global, a third-party expert on ethics and compliance reporting. Certain

CEMEX • 2024 20-F REPORT • 91

PART I

reports go directly to the Company’s internal audit area, which directly reports to Cemex’s Board of Directors’ Audit Committee, comprised exclusively of independent board members.

To achieve impartial, credible, fair, and consistent results, our ETHOS governing bodies must abide by our ETHOS manuals which provide directives and guidelines on how to properly manage reports, complaints, and inquiries received through ETHOSline, with the purpose of guaranteeing an effective end-to-end process. In 2024, 171 executives, who are members of our ETHOS governing bodies, received training on global ethical trends and investigation procedures. During the year ended December 31, 2024, a total of 1,189 cases were reported through our official channels, of which approximately 86% were received through ETHOSline, approximately 8% were received through local committees, and less than 2% were received through our Global Ethics and Compliance Committee. Out of those cases, 997 were closed by the end of 2024, of which 35% were substantiated. As a result of the investigations, 72 employees were dismissed, 22 employees received remedial training, 169 employees were subject to disciplinary action, 11 vendors were prohibited from working with Cemex and 7 vendors were subjected to remedial measures. Additionally, 23 internal processes and policies were reviewed and updated. We also resolved 96 inquiries through our official channels.

Cemex also has a Global Workplace Diversity, Equity & Inclusion Policy designed to foster a culture of respect, openness and belonging, aligned with our “One Cemex” value. This policy was approved by the Cemex Organization & Human Resources Department and ratified by the Board of Directors. The implementation and supervision of this policy is the responsibility of the Cemex Organization & Human Resources Department, supported by other departments such as the Social Impact Department.

For information on other governance matters relating to our Company, see “Item 6—Directors, Senior management, and Employees,” “Item 16B—Code of Ethics,” “Item 16G—Corporate Governance,” “Item 16I—Disclosure Regarding Foreign Jurisdictions that Prevent Inspections” and “Item 16K—Cybersecurity.”

INNOVATION

Innovation is key to remaining at the forefront of our industry and advance in achieving our strategic goals as a forward-looking company. More importantly, it is one of the key levers in building a sustainable and profitable business in the new green economy.

Cemex’s innovation activities occur on two fronts: “Open Innovation” and R&D. Open Innovation initiatives, led by Cemex Ventures, aim to monitor and identify the next generation of products and services, invest in high potential opportunities/technological breakthroughs, seek strategic collaborations, accelerate technological developments with high potential and create an ecosystem of collaboration with partners. Internal innovation is driven by our Global R&D team, located in Switzerland and Mexico. The team is dedicated to pioneering novel and alternative solutions to tackle climate change and address the demands of sustainable construction. By collaborating closely with Cemex Ventures, our experts leverage their extensive R&D knowledge and expertise to deliver substantial value to the Open Innovation process. A key element of Cemex’s R&D is the engagement and close collaboration with key partners and stakeholders, whether that is start-ups, universities, companies or external and internal customers.

Our Global R&D team’s technological agenda is focused on addressing climate change to support Cemex’s “Future in Action” climate action program. As a result of these efforts, in 2021 we developed a range of low embodied CO2 cement and ready-mix products under the global brand Vertua, including Vertua Lower Carbon, a range of products in our portfolio that have a lower embodied CO2 compared to a corresponding reference. For cement, the reference is 822 net kg CO2/ton of gray cement, which is the GCCA default value for gray clinker emissions, based on the world weighted average for clinker net direct emissions. For ready-mix concrete, the reference is a concrete composed of 100% Gray Ordinary Portland Cement fulfilling the average strength of the most standard structural concrete, which is

CEMEX • 2024 20-F REPORT • 92

PART I

350 kg CO2 /m3. On the sustainable products and solutions front, sales of Vertua Lower Carbon products have reached 63% for cement and 55% for ready-mix concrete in 2024. The scope of Vertua has been extended beyond Lower Carbon since 2023, and currently includes the following attributes in its value proposition: energy efficiency, design optimization, water conservation, and recycled materials. Additionally, Vertua products manufactured in Cemex facilities where 90% or more of the water used in production is recycled include a specific label that identifies them as such. Consequently, Cemex is well positioned to offer a portfolio of products and solutions addressing as well as promoting sustainable construction practices.

Our focus goes beyond products. We establish meaningful targets aimed at de-carbonizing our operations and driving our CO2 footprint of concrete to net zero. Some innovations in our pipeline include novel approaches to reduce clinker factor, value creation from CO2, CO2 utilization in mineralization (carbonation) of materials (e.g., recycle concrete), technologies to repurpose waste materials to enable their reuse and recycling, and the exploration of renewable energy sources to replace fossil fuels. In 2022, one of our projects provided an example of value creation from CO2 by demonstrating that it is possible to use CO2 directly as is from the flue gases to produce carbon nano materials, which in turn have several high-value uses in the automotive, electronic, and medical fields, among others. During 2024, one of our cement plants in Spain, that is currently in the final stages of construction, was selected for a pilot, which will give us the opportunity to validate the concepts and results developed and achieved at the Company’s laboratory by our R&D team. As we previously announced, Cemex is working on using Concentrated Solar Thermal energy to entirely drive the clinker production process with renewable energy. In 2022, we produced the first-ever solar clinker. Furthermore, we are developing processes that can micronize materials that are potential clinker substitutes and we are finding that due to increased reactivity of these materials, we can expect to further decrease the clinker factor in our cement products. CCUS is another central focus of our research. We expect that approximately 30% of our total CO2 emissions may one day be reduced through CCUS. CCUS is an important part to achieve our net zero concrete strategy by 2050. We are diligently working to assess different technologies and pilot the most promising ones, taking a targeted approach. Cemex is also competing for public funds in Europe and the United States. At least 50% of such publicly funded projects are related to CCUS. Other publicly funded projects include electrification, renewable energy, waste heat recovery, circularity, and sustainable products. Additionally, through Global R&D, Cemex is actively participating in the GCCA’s innovation network Innovandi to develop pre-competitive knowledge on these very same key technologies for our industry. Collaboration among companies from different sectors of the industry is fundamental to address the challenge of climate change in unison. We actively participate in every GCCA Innovandi Open Innovation Challenge, now in its third consecutive year. Each annual challenge focuses on critical topics, such as new materials and ingredients for low-carbon concrete or CCUS (carbon capture, utilization, and storage) solutions. These initiatives foster the creation of consortia between start-ups and GCCA member companies—formalized working partnerships supported by the GCCA to drive the advancement and adoption of groundbreaking technologies. Innovation at Cemex is taking place on different fronts, processes, and initiatives that harness the most advanced knowledge and experience to support Cemex in achieving its strategic goals.

During 2024, we have been active in the integration of building information modeling technology into our interaction with customers, which provides our customers with tools that allow them to visualize the impact of our products on their projects as well as the potential time, energy, and CO2 savings from incorporating our technologies and construction solutions. We have implemented our unique BIM value proposition in Colombia, Mexico, the United Kingdom, France, Germany, and Poland, and continue to expand into new markets. By providing superior and sustainable products, solutions and services, we aim to grow from being a product-selling company to a comprehensive solutions provider.

To the best of our knowledge, as the only global building materials company that develops and manufactures its own chemical admixtures for cement, ready-mix concrete, and aggregates, we can design and develop novel, tailor-made product technologies with our proprietary chemicals. An increasing number of admixtures are being developed to

CEMEX • 2024 20-F REPORT • 93

PART I

enhance the performance and sustainable characteristics of our core products and solutions, such as increasing our cement strength and helping concrete to harden more rapidly, improve its flow, develop its self-curing properties and water repellency, and enable the recycling of returned concrete into aggregates. But beyond specific products or solutions, our value proposition is designed around a “Palette of Technologies” from which we can draw up new solutions based on each project’s specific and unique requirements. We expect our Urbanization Solutions core business to be well positioned to develop and grow in the performance materials market and be competitive due to the growing range of admixture products. An important development from Cemex’s admixtures R&D efforts has been the development of the D.fab admixture family for the 3D printing of ready-mix concrete-a true first. With Cemex’s D.fab technology it is possible to adopt locally sourced materials, instead of bagged and very specific as well as highly expensive mortar products, to produce actual concrete for 3D printing construction at one-sixth the price of mortars. Cemex and its 3D printing partner, COBOD—a manufacturer of multifunctional construction robots based on 3D printing technology—have expanded the range of applications of 3D printing, including to water tanks and off-site precast elements, beyond limiting it only to buildings. In 2024, we advanced our digital fabrication solutions by enhancing our D.fab technology with an innovative technique (D.fab Morphing) that integrates Cemex’s Insularis technology and robotics. This breakthrough enables the production of precast elements designed to minimize thermal bridges in buildings. The solution is versatile, applicable to both new constructions and existing structures, offering significant potential to address the growing demand for retrofitting the existing building stock.

Technologies developed by our Global R&D team are protected by 47 international patent families and over 60 trade secrets covering new types of cement, cementitious materials, concrete mix designs, admixtures formulations, construction systems and advanced manufacturing processes. In 2024, 4 important new patent applications were filed in relation to “Future in Action,” namely on 3D printing, carbonation of clinker (CO2 uptake) with no impact on strength development of the corresponding cements, and electro-precipitation of sand from CO2 saturated seawater.

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

Leveraging our knowledge of the industry and Cemex’s leading edge technologies and platforms, Cemex Ventures develops collaboration opportunities and targets innovating partnerships and investments in the following four target areas connected to the execution of our strategic priorities, which we further subdivide as set forth below:

•	Green Construction – CO2 capture, utilization and storage; sustainable materials; circular economy; waste management and recycling; water conservation and new energy sources and solutions.

•

Construction Supply Chain – Materials, resourced procurement, and marketplaces; logistic tools and materials tracking; fleet management and dispatching; last mile and delivery marketplaces; inventory management and on- site handling.

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

CEMEX • 2024 20-F REPORT • 94

PART I

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

As of December 2024, Cemex Ventures has invested in 25 startups headquartered in 12 countries and focused on developing the aforementioned target areas within the construction industry. During 2024, Cemex Ventures invested in two new startups and four follow-on investments in its portfolio companies. Additionally, Cemex Ventures held its 2024 Construction Startup Competition with other top industry partners, seeking entrepreneurs and startups to drive innovation in the construction industry. More than 500 startups participated, closing the event with 8 winners.

Cemex Ventures has also built several businesses from scratch, both alone and in collaboration with partners. One notable example is Arkik, a business model dedicated to promoting digital transformation within the concrete industry. Arkik offers advanced automation solutions and specialized consulting services designed to optimize concrete plant processes. As of 2024, we operated in over 100 third-party ready-mix plants in Mexico and are planning to expand overseas in the future.

A significant contribution of Cemex Ventures has been the establishment of strategic collaborations with external partners to contribute to Cemex’s strategic goals in Cemex’s decarbonization of our operations, digitalization and sustainable construction, strategy, and business, respectively. We have closed several agreements in collaboration with the relevant Cemex areas. Some examples are:

(1)

Building a pilot calibration plant to study a biomass solution for carbon capture using an algae reproduction and CO2 capture system. The project will provide technological benefits by introducing biomass as a fuel for cement kilns, showcasing a carbon circularity model, as well as provide subsequent use of biomass in potential high-value products, such as fertilizers, livestock feed, biofuels, and other chemical products.

(2)

Testing a patented innovative cryogenic capture technology to mitigate emissions from cement operations. The technology allows for physical separation of CO2 from flue gases via Cryogenic as opposed to chemical separation through amines. This technology can be used to produce high purity CO2, which is critical to achieving strict storage specifications. The innovative technology will be piloted at Cemex’s Rudniki plant in Poland, with construction of the plant to begin in 2026.

(3)	Using AI powered software to optimize industrial processes in real-time, improving energy efficiency and environmental performance of our assets like kilns and mills.

(4)

Collaborating to explore how our materials and product can be used in a platform to perform lifecycle assessments of projects, helping developers and architects understand the impact on sustainability and CO2 footprint.

In addition, the Cemex Ventures’ Leaplab acceleration program was launched in 2022. The Leaplab consists of a 16- week collaboration scheme with high-potential startups aiming to catalyze their growth and enhance Cemex’s open innovation approach by timely accessing promising solutions that could generate strategic value and business opportunities for our company. The Leaplab Program targets innovative solutions around sustainable construction, clean technologies, advanced manufacturing, and efficient supply chain, and connects a key group of Cemex subject matter experts to Cemex Ventures open innovation platform and the wider entrepreneurial ecosystem. With the third

CEMEX • 2024 20-F REPORT • 95

PART I

edition to be launched in the first half of 2025, the first two editions of Leaplab successfully facilitated collaboration between our global operations and 10 startups from eight different countries of origin. These solutions were tested through real-scale pilots leveraging Cemex installations and assets in 15 different countries.

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

As of the date of this annual report, the Smart Innovation platform has more than 280 projects in the experimentation phase which we expect to have a direct impact on Cemex and the construction industry.

Operating EBITDA Growth

Cemex is constantly working to elevate its operational and strategic performance to deliver strong and continuous Operating EBITDA growth. We believe that by managing our core operations as one vertically integrated business, we capture a significant portion of the construction value chain and create value for our customers by offering comprehensive building products and solutions, which should in turn allow us to return value to our shareholders.

(1) Portfolio Rebalancing

We look to operate in markets where we can add value for our employees, our customers and our shareholders. As part of our strategy, we have undertaken, and are undertaking, actions designed to streamline and reposition our portfolio with the goal of achieving a higher profitable growth. As such, we are working on rebalancing our portfolio by focusing on the markets that we believe offer growth potential and retaining those assets that we believe are most likely to grow, thereby offering us increased profitability. We believe that a geographically diverse portfolio of assets, in markets, regions or cities that we believe offer long-term profitability, provides us with the opportunity for significant value creation through profitable organic growth over the medium-to-long-term. Consequently, we intend to be selective and strategic about where we remain and where we operate. We believe our business portfolio should be particularly focused on high growth metropolitan areas, primarily in the U.S., Europe and Mexico, that combine strong fundamentals, ranging from economic growth potential to strong construction investment, population growth, degree of urban development and political stability, all under the basis of sustainable urbanization. By identifying the needs of these markets and metropolises, we expect to be in a better position to offer a more complete value proposition of products and solutions to our clients and citizens of these markets and metropolises.

As part of our portfolio rebalancing, during the year ended December 31, 2024 we announced the divestment of, or the entry into definitive agreements for the divestment of, our operations in the Philippines, the Dominican Republic and Guatemala, as well as our remaining minority stake in Neoris. Following these divestments, as of the date of this annual report, we estimate that we should be able to generate more than 90% of our Operating EBITDA in our United States, Europe and Mexico operations, which are the markets where we now expect to concentrate our portfolio.

(2) Growth Investments

As we rebalance our portfolio, we have been making organic, bolt-on investments, on a stand-alone basis or with other partners, using a metropolis-centric approach leveraging our related businesses and digital strategy. As of the date of this annual report, we have been able to achieve attractive internal rates of return and we expect that, in the period from 2020 to 2028, we will have made more than $3 billion of these investments.

CEMEX • 2024 20-F REPORT • 96

PART I

(3) Urbanization Solutions

In particular, as outlined, we believe that the United States, Europe and Mexico are well- suited for vertically integrated positions near growing metropolises; and, in addition to our traditional cement, aggregate and ready-mix concrete core businesses, these metropolises exhibit a need for a value proposition we’re well-positioned to deliver through our Urbanization Solutions businesses, which has led us to consider it as a key component of our Operating EBITDA Growth strategic priority.

Urbanization Solutions is one of our four core businesses. It is a business that complements our value offering of products and solutions, looking to connect with the broader city ecosystem. It seeks to address urbanization challenges and provide means to all stakeholders in the construction value chain to enable sustainable urbanization by focusing on four key market segments: (i) performance materials, (ii) industrialized construction, (iii) circularity, and (iv) related services. For further information on our Urbanization Solutions business, see “Item 4—Information on the Company—Business Overview—Our Business.”

As of the date of this annual report, some of our bolt-on investments have been focused on the Urbanization Solutions business, and we expect this business to remain an important component of our growth investments strategy.

(4) Our Investment Grade Rating

Our financial strategy is designed to maintain our investment grade credit rating throughout the economic cycles by (i) continuing to reduce our leverage ratio by using available free cash flow and proceeds from divestments, achieving the most efficient capital structure, which we expect to translate into a lower cost of funding; (ii) maintaining ample liquidity, supported by our $2 billion and €300 million committed revolving credit facilities under the Amended 2021 Credit Agreement and the 2022 EUR Credit Agreement, respectively, and access to short-term credit lines; (iii) ensuring flexible access to the capital markets, providing opportunities to continue optimizing our funding sources; (iv) implementing a prudent risk management to enhance free cash flow stability by hedging our emerging markets currencies, energy and interest rates exposure; (v) delivering sustainable return of capital to shareholders, and (vi) aligning our financial strategy with our “Future in Action” roadmap by focusing on sustainability key performance indicators. We believe that our debt portfolio currency mix, mainly in Dollars and Euros, together with our financial derivatives strategy, allows us to balance exposures to currency fluctuations in our most important markets while allowing for optimization of our funding costs.

As a result of implementing our “Operation Resilience” strategy, in June 2021, we reached our investment grade capital structure target of reducing our consolidated leverage ratio (as defined in our then-effective 2017 Facilities Agreement (as defined below)) to below 3.0x. In 2024, we reduced our total debt plus other financial obligations by $806 million and obtained investment grade ratings. We are now focused on maintaining and improving these ratings, which is one of our top priorities. We believe our strategic priorities should allow us to make progress in reaching this goal, as we expect that we should be able to increase our free cash flow, which would enable us to further reduce our debt, invest in our business, and potentially return value to our shareholders. Maintaining our credit ratings depends on strong financial results and on other factors, including the outlook of the rating agencies on our sector and the market generally. Generally, rating agencies base their ratings on material information and their own investigations, studies, and assumptions, as they deem appropriate. There can be no assurance that a credit rating will remain in effect for any given period of time or that a rating will not be lowered, suspended, or withdrawn. Ratings are not a recommendation to buy, sell, or hold any security, and each agency’s rating should be evaluated independently of any other agency’s rating.

As of December 31, 2024, we had reduced our consolidated leverage ratio (as calculated under the Credit Agreements) to 1.81x. This achievement provides a runway to more aggressively pursue our growth strategy

CEMEX • 2024 20-F REPORT • 97

PART I

(5) Operational Improvements

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

Also as part of these initiatives, at times we temporarily shut down (in some cases for a period of at least two months) some of our cement production lines in order to rationalize the use of our assets and reduce the accumulation of our inventories. In the past we have announced the permanent closure of some of our cement plants. Similar actions were taken in our ready-mix concrete and aggregates businesses. In the past, such rationalizations have included, among others, our operations in Mexico, the United States, including Puerto Rico, Spain, Croatia, and the United Kingdom. As of December 31, 2024, we had five cement and grinding plants temporarily shut down (two cement plants in the United States, one cement plant in the United Kingdom, and two cement plants in Spain).

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

One of our significant efforts on operational improvements is our Digital Forward initiative, a company-wide digital transformation program aimed at improving efficiency, reducing costs, and enhancing the customer experience. The program extends across all core business functions, including commercial, supply chain, production, and administration.

The Digital Forward framework is structured around four core areas: (i) digitalizing the commercial experience by expanding self-service capabilities and driving digital adoption through the Cemex Go Acceleration program, (ii) integrating the supply chain using AI and real-time data to improve visibility and responsiveness, (iii) transforming production processes through advanced technologies to increase efficiency and sustainability, and (iv) scaling administrative and support services by automating internal transactions and reporting.

CEMEX • 2024 20-F REPORT • 98

PART I

The program is supported by three primary enablers: (i) promoting innovation by engaging with startups and incorporating emerging technologies, (ii) advancing data and AI capabilities to generate actionable insights and improve decision-making, and (iii) developing workforce capabilities through continuous learning and cross-functional collaboration.

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

As of the date of this annual report, we had previously announced our latest cost-saving initiative in “Project Cutting Edge.” For more information on this initiative, see “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Project Cutting Edge.”

During different parts of the past years, we had reduced capital expenditures related to maintenance and expansion of our operations in response to weak demand for our products in some of the markets in which we do business. Such reductions were implemented with the intention of maximizing our free cash flow generation available for debt service and debt reduction, consistent with our ongoing efforts to strengthen our capital structure, improve our conversion of Operating EBITDA to free cash flow and regain our financial flexibility. In the past, we had restrictions under our debt agreements and instruments regarding making capital expenditures. No restrictions apply pursuant to the Credit Agreements as long as we are in compliance with our financial covenants. We expect this additional flexibility to allow us to execute our portfolio rebalancing efforts and bolt-on growth investments. During the years ended December 31, 2023 and 2024, our capital expenditures related to maintenance and expansion of our operations were $1,417 million and $1,380 million, respectively, higher than the $1,362 million expended in 2022.

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

CEMEX • 2024 20-F REPORT • 99

PART I

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

STAKEHOLDERS. Our stakeholders include our workforce, customers, shareholders, investors, and analysts, suppliers, communities and civil society where we operate.

We add value to our: (i) workforce through cultivating a diverse, engaged and loyal global team that supports their participation in our digital transformation and transition toward a sustainable economy, and by providing resources to promote growth, develop skills, and build expertise; (ii) customers by delivering a superior customer experience tailored to address their construction needs while enhancing performance, reliability, and operational efficiency; (iii) shareholders, investors and analysts by focusing on plans designed to drive revenue growth, reduce costs, optimize assets, manage risks and enforce strong governance; (iv) communities by actively engaging to understand the impacts, risks, and opportunities of our activities on the environment and society and to co-create initiatives that that strengthen local economies, while striving to minimize negative environmental impacts on air, water, and waste and supporting biodiversity conservation; (v) suppliers by building strong and responsible relationships based on trust, respect and mutual value, and by promoting the development of innovative solutions to reduce costs and support products and services with sustainable attributes; and (vi) civil society by actively participating and engaging with policy makers, business associations, NGO’s and academic institutions to contribute to industry regulations and public policy processes, foster strategic partnerships, and align with organizations that share our vision of building a better future.

(1) Environment and Biodiversity Partners

We work closely with several partners to protect the environment and biodiversity of the countries in which we operate by engaging in fruitful partnerships with global, national and local organizations, among others.

(2) Knowledge and Innovation Partners

We often leverage the knowledge and expertise of thought partners from varied perspectives such as consulting, research institutions, universities, technology partners and others.

These collaborations allow us to source, develop, and scale solutions through collaborative projects, as well as enables the design, development, curation, and delivery of relevant learning experiences aligned with our strategic capabilities and emerging practices.

(3) Shared Value Partners

Collaborations and partnerships with multilateral or international organizations, the private sector, academia and others, allow us to build synergies to scale our contributions to build a better future, continue to contribute to the development of sustainable communities and to support the enablement of a just transition to a lower-carbon economy.

Some of the most relevant partners we collaborate or have collaborated with include, among others, the World Economic Forum, the U.N. Global Compact, and the Boston College Center for Corporate Citizenship. We leverage our partnerships to foster the creation and scaling of social impact programs through four focus areas: (i) people—improving quality of life through education and employability initiatives; (ii) economy—developing circular and local economies through sustainable practices, (iii) structures—enhancing livability through housing and urban infrastructure improvement; and (iv) cities—promoting the development of resilient cities and communities.

CEMEX • 2024 20-F REPORT • 100

PART I

(4) Industry and Business Associations

We actively participate in various global, regional and national industry and business associations to develop and strengthen partnerships, support our advocacy efforts, and promote our products and solutions. Our active involvement in these associations provides us, alongside other companies in our industry, with a platform to advocate for and educate on important topics such as promoting the use of concrete as an essential material for sustainable construction and policies. As of December 31, 2024, we held nearly 200 industry leadership roles across the globe. In 2024, our former Chief Executive Officer continued as president of the GCCA, which represents 80% of the world’s cement production capacity outside of China. We see this as the decade to deliver with public and private sectors collaborating to reach our full potential as a carbon-neutral society.

User Base

Cement is the primary building material in the industrial and residential construction sectors of the majority of markets in which we operate. We believe that the lack or shortage of available cement substitutes further enhances the marketability of our product. The primary end-users of cement in each region in which we operate vary but usually include, among others, wholesalers, ready-mix concrete producers, industrial customers and contractors in bulk. Additionally, sales of bagged cement to individuals for self-construction and other basic needs have traditionally been a significant component of the retail sector. The end-users of ready-mix concrete generally include homebuilders, commercial and industrial building contractors and road builders. Major end-users of aggregates include ready-mix concrete producers, mortar producers, general building contractors and those engaged in road building activity, asphalt producers and concrete product producers. Our Urbanization Solutions have a wide user base which includes, but is not limited to, architects, civil engineers, builders, developers and paving and general contractors, in addition to ready-mix concrete, cement and mortars producers. In summary, because of the many favorable qualities of our products and solutions, a considerable number of builders and other users worldwide use our cement, ready-mix concrete, aggregates and Urbanization Solutions for almost every kind of construction project in the infrastructure, commercial and residential segments. As of December 31, 2024, we did not depend on any single existing customer to conduct our business and the loss of any of our existing customers individually would not have had a material adverse effect on our financial condition or results of operations. For the period ended December 31, 2024, none of our individual customers represented more than 10% of our consolidated revenues.

Cemex’s Corporate Structure as of December 31, 2024

Cemex, S.A.B. de C.V. is an operating and a holding company that primarily operates its business through subsidiaries which, in turn, hold interests in Cemex’s cement, aggregates, ready-mix concrete and Urbanization Solutions operating companies, as well as other businesses. The following chart summarizes Cemex’s corporate structure as of December 31, 2024. Unless otherwise indicated, this chart includes Cemex’s approximate direct or indirect, or consolidated, percentage equity ownership or economic interest of each subsidiary included. The chart has been simplified to show only some of Cemex’s major holding companies and/or operating companies in most of the main countries in which Cemex operates, and/or relevant companies in which Cemex holds a significant direct or indirect interest and does not include all of Cemex’s operating subsidiaries and its intermediate holding companies.

CEMEX • 2024 20-F REPORT • 101

PART I

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

CEMEX • 2024 20-F REPORT • 102

PART I

(5)	Represents outstanding shares of CLH’s capital stock and excludes treasury stock.

(6)	Represents CLH’s 99.483% indirect, or consolidated, interest in ordinary shares, which excludes a 0.516% interest held in Cemento Bayano, S.A.’s treasury.

(7)	Represents CLH’s direct and indirect, or consolidated, interest in ordinary and preferred shares and includes shares held in Cemex Colombia’s treasury.

(8)	Includes Cemex Colombia’s 99% interest and Corporación Cementera Latinoamericana, S.L.U.’s 1% interest.

(9)	Includes TCL’s direct and indirect, or consolidated, 74.08% interest and Cemex’s indirect 4.96% interest held through other subsidiaries.

(10)	Includes Cemex UK Operations Limited’s 80% interest and Cemex España’s 20% interest.

(11)

As of December 31, 2024, we had entered into a definitive agreement for the sale of Cemex’s entire indirect equity interest in Cemex Dominicana, S.A. “ See note 28 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Business and Operations—Divestment of our Operations in the Dominican Republic” for information related to the closing of the divestiture of our Dominican Republic operations.

Our Operations in Mexico

Overview. For the year ended December 31, 2024, our operations in Mexico represented 29% of our consolidated external revenues in Dollar terms. As of December 31, 2024, our operations in Mexico represented 34% of our total installed cement capacity and 15% of our total assets, in Dollar terms.

Following the completion of its expansion involving the construction of a new kiln and a mill, as of December 31, 2024, our Tepeaca cement plant in Puebla, Mexico had a production capacity of 4.2 million tons of cement per year based on mill capacity. In May 2021, in order to generate enough supply to meet the increasing demand in the U.S. market and strengthen our position in the region, we resumed our operations in our CPN cement plant in Sonora, which has a production capacity of 1.7 million tons of cement per year.

In March 2022, following the successful restart of our operations in our CPN cement plant in Sonora, we announced the reactivation of our second kiln in our CPN cement plant in Sonora to continue leveraging Cemex’s regional trading network to meet growing cement demand throughout the western United States. This project was completed during the fourth quarter of 2022.

In 2001, we launched the Construrama program, a registered brand name for construction material stores. Through this program, we offer to an exclusive group of our Mexican distributors the opportunity to sell a variety of products under the Construrama brand name, a concept that includes the standardization of stores, image, marketing, products and services. As of December 31, 2024, 1,161 independent concessionaries with 2,380 stores were integrated into the Construrama program, with nationwide coverage.

Industry. For 2024, the National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía) indicated that total construction activity in Mexico increased 2.8% as of December 2024 (seasonally adjusted figures). However, in the second half of 2024, civil engineering projects experienced a significant slowdown due to completion of large-scale infrastructure projects and the transitions within the Mexican government. Despite these challenges, the construction sector maintained steady growth, primarily driven by strong activity in industrial building.

Cement in Mexico is sold mainly through distributors, with the remaining balance sold through ready-mix concrete producers, manufacturers of precast concrete products and construction contractors. Cement sold through distributors is mixed with aggregates and water by the end user at the construction site to form concrete. Ready-mix concrete producers mix the ingredients in plants and deliver it to local construction sites in mixer trucks, which pour the concrete. Unlike more developed economies, where purchases of cement are concentrated in the commercial and industrial sectors, retail sales of cement through distributors in 2024 accounted for approximately 55% of Mexico’s demand (bagged presentation). Individuals who purchase bags of cement for self-construction and other basic construction needs are a significant component of the retail sector. We believe that this large retail sales base is a factor that significantly contributes to the overall performance of the cement market in Mexico.

CEMEX • 2024 20-F REPORT • 103

PART I

The retail nature of the Mexican cement market also enables us to foster brand loyalty, which distinguishes us from other worldwide producers selling primarily in bulk. We own the registered trademarks for our brands in Mexico, such as “Tolteca,” “Monterrey,” “Maya,” “Anahuac,” “Campana,” “Gallo,” and “Centenario,” for gray cements and mortar and, additionally, “Multiplast” for coatings. Recently we launched “Antihumedad” cement, a grey Portland cement with advanced water-repellent properties that inhibit moisture filtration. We believe that these brand names are important in Mexico since cement is principally sold in bags to retail customers who may develop brand loyalty based on differences in quality and service. We also have trademark registrations for our special concrete’s brands such as “Promptis,” “Resilia,” “Pervia,” “Insularis,” and “Evolution.” In Mexico, we introduced Vertua as a value cement and concrete brand. Vertua is Cemex’s global brand for low carbon footprint products. In addition, we own the registered trademark for the “Construrama” brand name for construction material stores and for our new digital solution we have trademark registrations for “Cemex Go” and “Olivia.”

Competition. In the early 1970s, the cement industry in Mexico was regionally fragmented. However, since that time, cement producers in Mexico have increased their production capacity and the cement industry in Mexico has consolidated into a national market, thus becoming increasingly competitive. As of December 31, 2024, the major cement producers in Mexico were Cemex; Holcim; Fortaleza Materiales (formerly named Elementia); Sociedad Cooperativa Cruz Azul, a Mexican operator; Cementos Moctezuma, an associate of Cements Molins and Buzzi-Unicem; and GCC, S.A.B. de C.V. (“GCC,” formerly named Grupo Cementos de Chihuahua, S.A.B. de C.V.), a Mexican operator in whose majority holder, Camcem, S.A. de C.V., we hold a minority interest. As of December 31, 2024, the major ready-mix concrete producers in Mexico were Cemex, Holcim, GCC and Cementos Moctezuma. In addition, as of December 31, 2024, the use of non-integrated ready-mixers has been increasing.

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

For 2024, new capacities have been introduced into the market. Fortaleza Materiales has expanded its milling capacity at the Palmar Plant and is now fully operational. Holcim had announced the expansion of its plant in Macuspana, Tabasco, which is expected to be operational during 2025. Additionally, GORSA, a non-integrated player (independent), is developing a milling project in Salina Cruz, Oaxaca, which is expected to begin operations in 2025.

Urbanization Solutions. In Mexico, for the year ended December 31, 2024, in terms of revenues, our circularity, admixtures, and mortars verticals were the main contributors. These businesses are located across Mexico.

CEMEX • 2024 20-F REPORT • 104

PART I

Our Operating Network in Mexico

During 2024, we operated 15 cement plants, 99 cement distribution centers and eight marine terminals located throughout Mexico.

Cement Plants 15
Marine Terminals 8
Ready-mix Plants 260
Distribution Centers 99

We operate cement plants on the Gulf of Mexico and Pacific coasts of Mexico, most of the time allowing us to take advantage of attractive transportation costs to export to the United States and the SCA&C region, when possible.

CEMEX • 2024 20-F REPORT • 105

PART I

Products and Distribution Channels

Cement. For the year ended December 31, 2024, our cement operations represented 54% of our external revenues from our operations in Mexico in Dollar terms and our domestic cement sales volume represented 94% of our total cement sales volume in Mexico. As a result of the retail nature of the Mexican market, our operations in Mexico are not dependent on a limited number of large customers. The total volume of the five most important distributors accounted for 13% of our total cement sales by volume in Mexico in 2024 (excluding our in-house channels).

Ready-Mix Concrete. For the year ended December 31, 2024, our ready-mix concrete operations represented 30% of our external revenues from our operations in Mexico in Dollar terms. Our ready-mix concrete operations in Mexico purchase substantially all their cement requirements from our cement operations in Mexico. Ready-mix concrete is sold through our own internal sales force and facilities network.

Aggregates. For the year ended December 31, 2024, our aggregates operations represented 3% of our external revenues from our operations in Mexico in Dollar terms.

Urbanization Solutions and Others: For the year ended December 31, 2024, our Urbanization Solutions and other businesses operations represented 13% of our external revenues from our operations in Mexico in Dollar terms.

Exports. Our operations in Mexico export a portion of their cement production, mainly in the form of cement and to a lesser extent in the form of clinker. Exports of cement by our operations in Mexico represented 6% of our total cement sales volume in Mexico for 2024. In 2024, 83% of our cement exports from Mexico were to the United States and 17% were to our Rest of SCA&C segment.

The cement and clinker exports by our operations in Mexico to the United States are mostly marketed through our trading network subsidiaries. Our cement and clinker transactions between Cemex and its subsidiaries, are conducted on an arm’s-length basis.

Production Costs. Our cement plants in Mexico primarily utilize pet coke and alternative fuels. Two 20-year pet coke supply contract agreements with PEMEX Madero refinery expired at the end of September 2022. The contracts were replaced by a 5-year supply agreement awarded in a tender for an estimated 30% of our pet coke consumption. By the end of October 2022, PEMEX unilaterally suspended deliveries from the Cadereyta refinery in two additional contracts. Cemex and PEMEX agreed on a new pricing methodology based on the current pet coke market for the remainder of the contract period. Following an unsuccessful tender by PEMEX, in which most of the pet coke volume from the Cadereyta facility was not allocated, PEMEX awarded a spot volume contract to Cemex for a volume we expect to exhaust in or around June 2025. As of the date of this annual report, negotiations of a new long-term agreement are ongoing. Cemex was also awarded a 2-year contract for the Minatitlan refinery in November 2022, which was equivalent to 11% of our cement plant consumption. In general, we have been able to purchase pet coke in the open market when needed to make up for any quantities not supplied by PEMEX. In addition, in 1992, our operations in Mexico began using alternative fuels to further reduce the consumption of residual fuel oil and natural gas. These alternative fuels represented 35% of the total fuel consumption for our cement plant operations in Mexico in 2024. For additional information, see “Item 5—Operating and Financial Review and Prospects—Trend Information—Summary of Material Contractual Obligations and Commercial Commitments—Cash Requirements.”

In 1999, we entered into an agreement with an international partnership, which financed, built and operated TEG, a 230 megawatt (“MW”) energy plant in Tamuín, San Luis Potosí, Mexico. We entered into this agreement in order to reduce the volatility of our energy costs. The power plant commenced commercial operations in April 2004. In 2007, the original operator was replaced and the agreement was extended to 2027. In 2024, TEG migrated to the wholesale market to supply Cemex load points as well as our cement plants. As of the date of this annual report, we have four plants enabled to receive energy from the wholesale market and we expect to enable six additional plants during

CEMEX • 2024 20-F REPORT • 106

PART I

2025. For additional information, see “Item 5—Operating and Financial Review and Prospects—Trend Information—Summary of Material Contractual Obligations and Commercial Commitments—Cash Requirements,” and “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico.”

In 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” Cemex and the Spanish company ACCIONA, S.A. (“ACCIONA”), formed an alliance to develop a wind farm project for the generation of 250 MW in the Mexican state of Oaxaca. The installation of 167 wind turbines in the farm was finished on November 15, 2009. For additional information, see “Item 5—Operating and Financial Review and Prospects—Trend Information—Summary of Material Contractual Obligations and Commercial Commitments—Cash Requirements.”

In connection with the beginning of full commercial operations of Ventika, S.A.P.I. de C.V. and Ventika II, S.A.P.I. de C.V. wind farms (jointly, “Ventikas”), located in the Mexican state of Nuevo León, with a combined generation capacity of 252 MW, we agreed to acquire a portion of the energy generated by Ventikas for our Mexican plants for a period of 20 years, which began in April 2016. During 2024, Ventikas supplied 7% of Cemex’s overall electricity needs in Mexico. This agreement is for Cemex’s own use and as of the date of this annual report, Cemex does not intend to engage in energy trading in Mexico.

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

We have, from time to time, purchased hedges from third parties to reduce the effect of volatility in energy prices in Mexico. See “Item 5—Operating and Financial Review and Prospects—Trend Information—Summary of Material Contractual Obligations and Commercial Commitments—Cash Requirements.” Additionally, a Cemex subsidiary participated as a buyer in the third long-term power auction organized in 2017 by the National Center for Energy Control (Centro Nacional de Control de Energía) (“CENACE”) (the independent system operator) and has been allocated a 20-year contract, that started in November 2020. The contract is for 16,129 clean energy certificates per year for compliance with legal requirements and 14.9 GWh/a of electric power.

Description of Properties, Plants and Equipment. As of December 31, 2024, we had 15 wholly-owned cement plants (all of them active) with a cement installed capacity of 28.2 million tons per year and proportional interests through associates in three other cement plants located throughout Mexico. We have exclusive access to limestone quarries and clay reserves near each of our plant sites in Mexico. As of December 31, 2024, all of our producing plants in Mexico utilized the dry process.

As of December 31, 2024, we had a network of 99 land distribution centers in Mexico, which are supplied through a fleet of our own trucks and rail cars, as well as leased trucks and rail facilities, and operated eight marine terminals. In addition, we had 260 ready-mix concrete plants (44 were temporarily inactive) throughout 73 cities in Mexico, approximately 2,600 ready-mix concrete delivery trucks and 15 aggregates quarries (five were temporarily inactive).

Capital Expenditures. We made capital expenditures of $265 million in 2022, $264 million in 2023 and $315 million in 2024.

CEMEX • 2024 20-F REPORT • 107

PART I

Our Operations in the United States

Overview. For the year ended December 31, 2024, our operations in the United States represented 32% of our consolidated external revenues in Dollar terms. As of December 31, 2024, our operations in the United States represented 17% of our total installed cement capacity and 48% of our total assets, in Dollar terms. As of December 31, 2024, Cemex, Inc. was the main holding company of our operating subsidiaries in the United States.

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

The construction industry consistently grew over the decade preceding the COVID-19 pandemic as it recovered from the collapse suffered during and in the immediate aftermath of the Great Recession. From 2010 through 2019, real annual GDP growth averaged 2.4% as the value of total construction put-in-place increased 6.2% annually, on average, in nominal terms. Similar to the recovery from the Great Recession, the three segments that drive cement demand—residential, nonresidential buildings, and public construction—have each recovered from the 2020 pandemic-induced recession at different paces. Housing led the economic recovery as total starts surged to 1.6 million in 2021, a 16.0% increase over 2020 and the highest level since 2006. Single-family starts climbed 6.5% in 2024, ending the year at 1,009,400, 48.2% higher than the 2010 to 2019 average. In contrast, the real value of nonresidential buildings starts declined 1.4% in 2024, which was driven almost entirely by a fall in manufacturing construction after two abnormally high years in 2022 and 2023. Excluding manufacturing, the real value of nonresidential building starts increased 6.4%. Additionally, private fixed investment in nonresidential structures contributed 0.4% to GDP growth in 2023 after subtracting from growth the prior two years. The real value of nonbuilding (i.e., infrastructure) starts increased for the third consecutive year in 2024, climbing 5.7%.

Cement demand had been increasing annually since 2014, prior to declining 0.7% and 5.7% in 2023 and 2024 respectively. As of January 29, 2025, the Portland Cement Association forecasted a 1.8% increase in cement demand in the United States for 2025, but macroeconomic developments and financial conditions as of the date of this annual report suggest that a year-over-year decline is likely for 2025. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business Operations—Economic conditions globally, including persistently elevated inflation and interest rates, particularly in countries where we operate, have affected and may continue to adversely affect our business, financial condition, liquidity, and results of operations.” High mortgage rates resulting from Federal Reserve interest rate increases and quantitative tightening could result in lower than expected single family housing demand. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations.”

Competition. As of December 31, 2024, the cement industry in the United States was highly competitive, including national and regional cement producers in the United States. As of December 31, 2024, our principal competitors in the United States were Holcim, CRH plc, Buzzi-Unicem SpA, Summit Materials Inc., and Heidelberg Materials AG.

CEMEX • 2024 20-F REPORT • 108

PART I

As of December 31, 2024, the independent U.S. ready-mix concrete industry was highly fragmented. According to the National Ready Mixed Concrete Association (“NRMCA”), it is estimated that as of December 31, 2024 there were about 6,800 ready-mix concrete plants that produce ready-mix concrete in the United States and about 70,000 ready-mix concrete mixer trucks that delivered the concrete to the point of placement. The NRMCA estimates that, as of December 31, 2024, the value of ready-mix concrete produced by the industry was approximately $45 billion per year. Given that the concrete industry has historically consumed approximately 75% of all cement produced annually in the United States, many cement companies choose to develop concrete plant capabilities.

Aggregates are widely used throughout the United States for all types of construction because they are the most basic materials for building activity. The United States Geological Survey (“USGS”) estimates over 2.4 billion tons of aggregates were produced in 2024, a decrease of about 5% over 2023. As of December 31, 2024, crushed stone accounted for 62% of aggregates consumed, sand and gravel for 37%, and slag for 1%. These products are produced in all 50 states and had a value of $38.6 billion as of December 31, 2024. The United States aggregates industry is highly fragmented and geographically dispersed. The top 10 producing states for crushed stone represented more than 55% of all production and 53% for sand and gravel as of year-end 2024. According to the USGS, during 2024, an estimated 3,400 companies operated 6,500 sand and gravel sites and 1,400 companies operated 3,500 crushed stone quarries in the 50 states.

Urbanization Solutions. In the United States, for the year ended December 31, 2024, in terms of revenues, related services and concrete block were the main contributors. These businesses are located mainly in the state of Florida.

Our Operating Network in the United States

The maps below reflect the location of our operating assets, including our cement plants and cement terminals giving service to our operations in the United States as of December 31, 2024.

CEMEX • 2024 20-F REPORT • 109

PART I

Products and Distribution Channels

Cement. For the year ended December 31, 2024, our cement operations represented 23% of our external revenues from our operations in the United States, in Dollar terms. In the United States, we deliver a substantial portion of cement by rail, which occasionally goes directly to customers. Otherwise, shipments go to distribution terminals where customers pick up the product by truck or we deliver the product by truck. The majority of our cement sales in the United States are made directly to users of gray portland and masonry cements, generally within a radius of approximately 200 miles of each plant.

Ready-Mix Concrete. For the year ended December 31, 2024, our ready-mix concrete operations represented 56% of our external revenues from our operations in the United States, in Dollar terms. Our ready-mix concrete operations in the United States purchase most of their cement aggregates requirements from our cement operations in the United States. Our ready-mix concrete products are mainly sold to residential, commercial and public contractors and to building companies.

Aggregates. For the year ended December 31, 2024, our aggregates operations represented 18% of our external revenues from our operations in the United States, in Dollar terms. Our aggregates are consumed mainly by our internal operations and by our trade customers in the ready-mix, concrete products and asphalt industries.

Urbanization Solutions and Others: For the year ended December 31, 2024, our Urbanization Solutions and other businesses operations represented 3% of our external revenues from our operations in the United States in Dollar terms.

Production Costs. The largest cost components of our plants are usually electricity and fuel. Fuel accounted for 17% of our total production costs of our cement operations in the United States in 2024. As of December 31, 2024, we had been implementing initiatives and projects to reduce our fuels costs, such as increasing flexibility to consume different fuels, such as coal, pet coke, natural gas and alternative fuels and leveraging the improvement of the thermal efficiency of our kilns. By retrofitting our cement plants to handle alternative energy fuels, we believe we have gained more flexibility in supplying our energy needs and have become less vulnerable to potential price spikes in energy. Power costs in 2024 represented 12% of the cash manufacturing cost of our cement operations in the United States, which represents production cost before depreciation. We aim to improve the efficiency of our electricity usage of our cement operations in the United States, concentrating our manufacturing activities in off-peak hours and negotiating lower rates with electricity suppliers.

CEMEX • 2024 20-F REPORT • 110

PART I

Description of Properties, Plants and Equipment. As of December 31, 2024, we operated a geographically diverse base of 10 cement manufacturing plants in the United States (two were temporarily inactive) located in Alabama, California, Colorado, Florida, Georgia, Pennsylvania, Tennessee, and Texas, and had a total installed cement capacity of 14.1 million tons per year. As of December 31, 2024, we operated a distribution network of 33 cement terminals (four of which we distributed fly ash through) and 11 deep-water import terminals. All of our 10 cement production facilities in 2024 were wholly-owned by Cemex, Inc. As of December 31, 2024, Cemex, Inc. had 290 ready-mix concrete plants (41 were temporarily inactive) located in Alabama, Arizona, California, Florida, Georgia, Idaho, Nevada, Tennessee, Texas, and Virginia and operated a total of 47 aggregates quarries (eight were temporarily inactive) in Arizona, California, Florida, Georgia, Nevada, South Carolina, and Texas, one of these quarries was located in Canada. As of December 31, 2024, we had 20 concrete block facilities.

In the United States, we have continued to take a number of actions to streamline our operations and improve productivity, including temporary capacity adjustments and rationalizations in some of our cement plants, and shutdowns of ready-mix concrete and block plants and aggregates quarries. As of December 31, 2024, we were utilizing approximately 86% of our ready-mix concrete plants, 100% of our block manufacturing plants and 82% of our operating aggregates quarries in the United States.

Capital Expenditures. We made capital expenditures of $551 million in 2022, $521 million in 2023 and $486 million in 2024 in our operations in the United States.

EMEA

For the year ended December 31, 2024, our business in the EMEA region, which includes our operations in the EMEA region and the Rest of EMEA segment, as described below, represented 29% of our consolidated external revenues in Dollar terms. As of December 31, 2024, our operations in the EMEA region represented 34% of our total installed capacity and 20% of our total assets, in Dollar terms.

Our Operations in the United Kingdom

Overview. For the year ended December 31, 2024, our operations in the United Kingdom represented 6% of our consolidated external revenues, in Dollar terms. As of December 31, 2024, our operations in the United Kingdom represented 5% of our total assets, in Dollar terms.

As of December 31, 2024, we were a leading provider of building materials in the United Kingdom with vertically integrated cement, ready-mix concrete, aggregates and asphalt operations, and we were also an important provider of concrete and precast materials solutions such as concrete block, concrete block paving, flooring systems and sleepers for rail infrastructure.

Industry. According to the Construction Products Association (“CPA”), total construction output decreased by 2.9% in 2024, which follows an increase of 2.0% in 2023. The CPA also reported that new construction orders decreased by 4.3% year-over-year in 2024. This was driven by a 9.1% decline in new housing orders and a 4.7% decline in industrial projects. Meanwhile, infrastructure decreased by 0.9% in 2024. As of December 31, 2024, the official data corresponding to 2024 has not been released by the Mineral Products Association, but as of the date of this annual report we estimate that domestic cement demand decreased at high single-digit rates in 2024 compared to 2023. Ready-mix concrete consumption in the full year 2024 decreased by 10.8%.

Competition. As of December 31, 2024, our primary competitors in the United Kingdom are: Tarmac (owned by CRH plc after divestments by Lafarge and Holcim during their merger), Hanson (a subsidiary of Heidelberg), Aggregate Industries (a subsidiary of Holcim) and Breedon, which acquired Hope Construction Materials (owned by Mittal

CEMEX • 2024 20-F REPORT • 111

PART I

Investments). In addition, during 2024 an estimated 3.1 million tons of cement were imported to the United Kingdom by various players including CRH plc, Holcim, Heidelberg and other independents, with products that compete with ours increasingly arriving from over-capacity markets including Ireland, Spain and Greece.

Urbanization Solutions. In the United Kingdom, for the year ended December 31, 2024, in terms of revenues, our Urbanization Solutions business consisted primarily of asphalt, rail sleepers, and concrete block, among others. These businesses are located mainly in Yorkshire and North West, England.

Our Operating Network in the United Kingdom

1 Aggregate Quarries
23 (excluding 15
marine licenses)
1
4
5
2
4
7

Products and Distribution Channels

Cement. For the year ended December 31, 2024, our cement operations represented 21% of our external revenues from our operations in the United Kingdom in Dollar terms. About 82.5% of our United Kingdom cement sales were of

CEMEX • 2024 20-F REPORT • 112

PART I

bulk cement, with the remaining 17.5% in bags. Our bulk cement is mainly sold to ready-mix concrete, concrete block and pre-cast product customers and contractors. Our bagged cement is primarily sold to national builders’ merchants.

Ready-Mix Concrete. For the year ended December 31, 2024, our ready-mix concrete operations represented 31% of our external revenues from our operations in the United Kingdom in Dollar terms. Special products, including self-compacting concrete, fiber-reinforced concrete, high strength concrete, flooring concrete and filling concrete, represented 29.1% of our 2024 United Kingdom sales volume. In 2024, our ready-mix concrete operations in the United Kingdom purchased 98% of its cement requirements from our cement operations in the United Kingdom and 73% of its aggregates requirements from our aggregates operations in the United Kingdom. Our ready-mix concrete products are mainly sold to public, commercial and residential contractors.

Aggregates. For the year ended December 31, 2024, our aggregates operations represented 34% of our external revenues from our operations in the United Kingdom in Dollar terms. In 2024, our United Kingdom aggregates sales were divided as follows: 58% were sand and gravel, 41% were limestone, and 1% was hardstone. In 2024, 33% of our aggregates volumes were obtained from marine sources along the United Kingdom’s coast. In 2024, 22% of our United Kingdom aggregates production was consumed by our own ready-mix concrete operations as well as our asphalt, concrete block and precast operations. We also sell aggregates to major contractors to build roads and other infrastructure projects.

Urbanization Solutions and Others: For the year ended December 31, 2024, our Urbanization Solutions and other businesses operations represented 14% of our external revenues from our operations in the United Kingdom in Dollar terms.

Cement Production Costs. In 2024, fixed production costs increased by 8.3% driven by increased maintenance costs and significant inflationary pressures. Variable costs decreased by 24.1% in absolute terms, primarily as a result of lower volumes and lower purchased clinker cost. During 2024, we continued to implement our cost reduction programs through our use of alternative fuels.

Ready-Mix Concrete Production Costs. In 2024, fixed production costs decreased by 11.9%, in comparison to fixed production costs in 2023, due to improved cost controls resulting in lower maintenance expenditure.

Aggregates Production Costs. In 2024, fixed production costs decreased by 0.8% in comparison to 2023 fixed production costs due to reduced fees relating to marine vessels and lower temporary labor cost.

Description of Properties, Plants and Equipment. As of December 31, 2024, we had two cement plants (one was temporarily inactive) and one clinker grinding facility in the United Kingdom. Assets in operation at year-end 2024 represent an installed cement capacity of 3.6 million tons per year, the same level as 2023. As of December 31, 2024, we also owned three cement import terminals and operated 96 ready-mix concrete plants (four were temporarily inactive), 23 aggregates quarries (one was temporarily inactive), 15 marine licenses (all of them active), 15 distribution centers, and 13 marine terminals in the United Kingdom. In addition, we had operating units dedicated to, among others, asphalt, rail sleepers, and concrete block.

In order to have access to blended cements, which are more sustainable based on their reduced clinker factor and use of by-products from other industries, our grinding and blending facility at the Port of Tilbury, located on the Thames River east of London has an annual grinding capacity of 0.9 million tons, which allows us to have access to blended cements.

Capital Expenditures. We made capital expenditures of $74 million in 2022, $107 million in 2023 and $65 million in 2024 in our operations in the United Kingdom.

CEMEX • 2024 20-F REPORT • 113

PART I

Our Operations in France

Overview. As of December 31, 2024, we were a leading ready-mix concrete producer and a leading aggregates producer in France. For the year ended December 31, 2024, our ready-mix concrete operations represented 75%, and aggregates represented 25%, respectively, of our external revenues from our operations in France in Dollar terms. We distribute most of our materials by road and a significant quantity by waterways, seeking to maximize the use of this efficient and sustainable alternative. For the year ended December 31, 2024, our operations in France represented 5% of our external revenues in Dollar terms. As of December 31, 2024, our operations in France represented 3% of our total assets, in Dollar terms.

Industry. According to the National Institute of Statistics and Economic Studies, housing starts in the residential sector decreased by 11.1% in 2024 compared to 2023. Non-residential starts (m2) decreased by 10.6% in 2024 compared to 2023 and demand from the public works sector increased by 0.5% over the same period. According to National Union of Quarrying and Building Materials Industries (French Association), ready-mix concrete consumption decreased by 12% in 2024.

Competition. As of December 31, 2024, our main competitors in the ready-mix concrete market in France included Holcim, Heidelberg, CRH plc, and Vicat SA, and our main competitors in the aggregates market in France included Holcim, Heidelberg, Colas (Bouygues), Eiffage, and Eurovia (Vinci). In France, we rely on sourcing cement from third parties, while many of our major competitors in ready-mix concrete are subsidiaries of French cement producers.

Urbanization Solutions. In France, for the year ended December 31, 2024, our Urbanization Solutions business consisted of admixtures. This business mainly serves our concrete operations in France.

Our Operating Network in France

16
1
9
14
17
1
25
2
13
1
1
14
5
2
19
24
21
21
5
Marine Terminals 2
Ready-mix Plants 193
Distribution Centers 18

CEMEX • 2024 20-F REPORT • 114

PART I

Description of Properties, Plants and Equipment. As of December 31, 2024, we operated 193 ready-mix concrete plants in France (14 were temporarily inactive), two marine terminals located in Le Havre, on the northern coast of France, 18 land distribution centers, 37 aggregates quarries (three were temporarily inactive) and 11 river ports.

Capital Expenditures. We made capital expenditures of $57 million in 2022, $44 million in 2023 and $52 million in 2024 in our operations in France.

Our Operations in Germany

Overview. For the year ended December 31, 2024, our operations in Germany represented 3% of our consolidated external revenues, in Dollar terms. As of December 31, 2024, our operations in Germany represented 2% of our total assets, in Dollar terms. For the year ended December 31, 2024, cement represented 36%, ready-mix concrete represented 33%, aggregates represented 17% and Urbanization Solutions and our other businesses represented 14%, respectively of our external revenues from our operations in Germany in Dollar terms. As of December 31, 2024, we were a leading provider of building materials in Germany, with vertically integrated cement, ready-mix concrete and aggregates businesses.

Industry. Preliminary estimates suggest that domestic sales volume decreased by 11% in 2024 compared to 2023. This coincided with a 1% decrease in producer prices for cement during this same period according to DESTATIS, the German Federal Statistical Office.

Competition. As of December 31, 2024, our primary competitors in the cement market in Germany were Heidelberg, Dyckerhoff (a subsidiary of Buzzi-Unicem), Holcim, CRH plc, and Schwenk, a local German competitor. These competitors, along with Cemex in Germany, represented a market share of above 95%, as estimated by us, for 2024. The ready-mix concrete and aggregates markets in Germany are fragmented and regionally heterogeneous, with many local competitors. The consolidation process in the ready-mix concrete and aggregates markets is moderate.

CEMEX • 2024 20-F REPORT • 115

PART I

Urbanization Solutions. In Germany, for the year ended December 31, 2024, our Urbanization Solutions business consisted of admixtures and mortars. This business is located mainly in the northeast and southwest of Germany.

Our Operating Network in Germany

7
4
12
5
29
Cement Plants 1
Grinding Mills 1
1 Ready-mix Plants 57
Distribution Centers 3

Description of Properties, Plants and Equipment. As of December 31, 2024, we operated one cement plant and one cement grinding mill in Germany and our installed cement capacity was 3.1 million tons per year. In September 2024, Cemex has acquired a majority stake in RC-Baustoffe Berlin, a recycling company which processes mineral construction, demolition, and excavation materials, including one active recycling plant. As of December 31, 2024, our operations in Germany also included 57 ready-mix concrete plants (three of them inactive), 21 aggregates quarries (five were temporarily inactive) and three land distribution centers.

Capital Expenditures. We made capital expenditures of $33 million in 2022, $47 million in 2023 and $36 million in 2024 in our operations in Germany.

CEMEX • 2024 20-F REPORT • 116

PART I

Our Operations in Poland

Cement Plants 2
Grinding Mills 1
Ready-mix Plants 41
Distribution Centers 2

Overview. For the year ended December 31, 2024, our operations in Poland represented 3% of our consolidated external revenues in Dollar terms. As of December 31, 2024, our operating business in Poland represented 2% of our total assets, in Dollar terms. As of December 31, 2024, we were a leading provider of building materials in Poland, serving the cement, ready-mix concrete and aggregates markets. As of December 31, 2024, we operated two cement plants (two of them active) and one grinding mill with an installed cement capacity of 3.5 million tons per year. As of December 31, 2024, we also operated 41 ready-mix concrete plants (three were temporarily inactive), six aggregates

CEMEX • 2024 20-F REPORT • 117

PART I

quarries (all of them active), two distribution centers and two marine terminals in Poland. For the year ended December 31, 2024, cement represented 55%, ready-mix concrete represented 36%, and aggregates represented 9%, respectively of our external revenues from our operations in Poland in Dollar terms.

Industry. Preliminary estimates suggest that total cement consumption in Poland increased approximately 6% in 2024 from 2023.

Competition. As of December 31, 2024, our primary competitors in the cement, ready-mix concrete and aggregates markets in Poland were Heidelberg, Holcim, CRH plc, Dyckerhoff, and Miebach.

Urbanization Solutions. In Poland, for the year ended December 31, 2024, in terms of revenues, our Urbanization Solutions business consisted primarily of the trading of admixtures and mortars (with some third-party dry mortar plants in Poland producing Cemex brands, and subsequently distributing under Cemex’s products declarations of conformity, as formal manufacturer).

Capital Expenditures. We made capital expenditures of $33 million in 2022, $44 million in 2023 and $38 million in 2024 in our operations in Poland.

Our Operations in Spain

11
11
1
3
3
4
5
3
3
8
2
9
2
2
1
1
CEUTA Y MELILLA
Cement plants 6
Marine terminals 10
Ready-Mix plants 47
Land distribution center 19

CEMEX • 2024 20-F REPORT • 118

PART I

1
2
4
3
7
1
5
1
CEUTA Y MELILLA
Aggregates quarries: 24

Overview. For the year ended December 31, 2024, our operations in Spain represented 3% of our consolidated external revenues in Dollar terms. As of December 31, 2024, our operating business in Spain represented 2% of our total assets, in Dollar terms.

Industry. According to the Spanish Ministry of Industry, total cement consumption in Spain increased by 3.1% in 2024 compared to 2023. As of December 31, 2024, cement exports from Spain amounted to 3.6 million tons. In recent years, Spanish cement and clinker export volumes have fluctuated, reflecting the rapid changes in demand in the Mediterranean basin as well as the strength of the Euro and changes in the domestic market. According to the Spanish Ministry of Industry, these total export volumes decreased 2% in 2022, decreased 6% in 2023 and decreased 9.3% in 2024 compared to 2023.

Competition. According to our estimates, as of December 31, 2024, we were one of the top four producers of clinker and cement in Spain. Competition in the ready-mix concrete industry is intense in large urban areas. The overall high degree of competition in the Spanish ready-mix concrete industry is reflected in the multitude of offerings from a large number of concrete suppliers. We have focused on developing value-added products and attempting to differentiate ourselves in the marketplace. The distribution of ready-mix concrete remains a key component of our business strategy in Spain.

Urbanization Solutions. In Spain, for the year ended December 31, 2024, in terms of revenues, our Urbanization Solutions business consisted primarily of mortars and admixtures. These businesses are located across Spain.

Products and Distribution Channels

Cement. For the year ended December 31, 2024, our cement operations represented 63% of our external revenues from our operations in Spain in Dollar terms. We offer various types of cement in Spain, targeting specific products to specific markets and users. In 2024, 16% of the domestic sales volume of our main operating subsidiary in Spain consisted of bagged cement, and the remainder of its domestic sales volume consisted of bulk cement, primarily to ready-mix concrete operators, including sales to our other operations in Spain, as well as industrial customers that use cement in their production processes and construction companies.

CEMEX • 2024 20-F REPORT • 119

PART I

Ready-Mix Concrete. For the year ended December 31, 2024, our ready-mix concrete operations represented 29% of our external revenues from our operations in Spain in Dollar terms. Our ready-mix concrete operations in Spain in 2024 purchased 85% of their cement requirements from our cement operations in Spain and 67% of their aggregates requirements from our aggregates operations in Spain.

Aggregates. For the year ended December 31, 2024, our aggregates operations represented 7% of our external revenues from our operations in Spain in Dollar terms.

Urbanization Solutions and Others: For the year ended December 31, 2024, our Urbanization Solutions and other businesses operations represented 1% of our external revenues from our operations in Spain in Dollar terms.

Production Costs. We have improved the efficiency of our operations in Spain by introducing technological improvements that have significantly reduced our energy costs, including the use of alternative fuels, in accordance with our cost reduction efforts. In 2024, we used organic waste, tires and plastics as fuel, achieving a 51% substitution rate for pet coke in our gray and white clinker kilns for the year.

Description of Properties, Plants and Equipment. As of December 31, 2024, our operations in Spain included six cement plants (two were temporarily inactive) located in Spain with an annual installed cement capacity of 7.7 million tons. As of that date, we also had 29 distribution centers, including 19 land and 10 marine terminals, 47 ready-mix concrete plants (12 were temporarily inactive), 24 aggregates quarries (nine were temporarily inactive), eight mortar plants (three of them inactive), and one admixture plant.

Capital Expenditures. We made capital expenditures of $27 million in 2022, $38 million in 2023 and $41 million in 2024 in our operations in Spain.

Our Operations in Israel

CEMEX • 2024 20-F REPORT • 120

PART I

Overview. We are a leading producer and supplier of raw materials for the construction industry in Israel. In addition to ready-mix concrete and aggregates, we produce a diverse range of building materials and infrastructure products in Israel. As of December 31, 2024, as indicated in the above maps, we operated 53 ready-mix concrete plants (53 of them active), seven aggregates quarries (all of them active), two concrete products plants, one admixtures plant and one CDEW recycling plant. For the year ended December 31, 2024, our operations in Israel represented 4% of our consolidated external revenues in Dollar terms and 3% of our total assets, in Dollar terms. For the year ended December 31, 2024, ready-mix concrete represented 82%, aggregates represented 11%, Urbanization Solutions and our other businesses represented 7%, respectively of our external revenues from our operations in Israel in Dollar terms.

Capital Expenditures. We made capital expenditures of $37 million in 2022, $41 million in 2023 and $57 million in 2024 in our operations in Israel.

Urbanization Solutions. In Israel, for the year ended December 31, 2024, in terms of revenues, our Urbanization Solutions business consisted primarily of other concrete products and admixtures, among others. These businesses are located in the outskirts of Gush Dan.

Rest of EMEA

As of December 31, 2024, our operations in the Rest of EMEA segment consisted primarily of our operations in the Czech Republic, Croatia, Egypt, and the UAE. For the year ended December 31, 2024, these operations represented 5% of our consolidated external revenues, in Dollar terms, and 3% of our total assets, in Dollar terms.

Our Operations in the Czech Republic

Overview. As of December 31, 2024, we were a leading producer of ready-mix concrete and aggregates in the Czech Republic. We also distribute cement in the Czech Republic. As of December 31, 2024, we operated one cement plant

CEMEX • 2024 20-F REPORT • 121

PART I

and one grinding mill with annual cement installed capacity of 1.7 million tons, one cement terminal and one admixtures plant in the Czech Republic. As of December 31, 2024, we also operated 69 ready-mix concrete plants (one of which was temporarily inactive), which include three mobile equipment producing concrete, and 13 aggregates quarries in the Czech Republic.

Industry. According to the Czech Statistical Office, total construction output in the Czech Republic increased by 2.5% year-over-year in 2024 as buildings construction increased by 1.9% while civil engineering was up by 3.4% year- over-year.

According to the Czech Cement Association, total cement consumption in the Czech Republic reached a year- over- year increase of 2.6% in the first half of 2024. According to our estimates, in 2025, ready-mix concrete production in the Czech Republic is estimated to slightly decrease in comparison to 2024.

Competition. As of December 31, 2024, our main competitors in the cement, ready-mix concrete and aggregates markets in the Czech Republic were Heidelberg, Buzzi-Unicem, Holcim, Strabag and Skanska.

Capital Expenditures. We made capital expenditures of $21 million in 2022, $41 million in 2023 and $24 million in 2024 in our operations in the Czech Republic.

Urbanization Solutions. In the Czech Republic, for the year ended December 31, 2024, in terms of revenues, our Urbanization Solutions business consisted of admixtures. This business is located in the eastern region of the Czech Republic.

Our Operations in Croatia

Overview. We were the largest cement producer in Croatia based on installed capacity as of December 31, 2024, according to our estimates. As of December 31, 2024, we had two cement plants (two of them active) in Croatia with an annual cement installed capacity of 2.2 million tons. As of December 31, 2024, we also operated 11 land distribution centers and two marine cement terminals in Croatia and Montenegro, seven ready-mix concrete facilities in Croatia seven of them active), and one recycling yard in Croatia.

Industry. According to our estimates made as of the date of this annual report, total cement consumption in Croatia, Bosnia and Herzegovina and Montenegro increased by 7.4% in 2024 compared to 2023.

Competition. As of December 31, 2024, our primary competitors in the cement market in Croatia were Nexe and Holcim.

Capital Expenditures. We made capital expenditures of $11 million in 2022, $17 million in 2023 and $32 million in 2024 in our operations in Croatia.

Our Operations in Egypt

Overview. As of December 31, 2024, we operated one cement plant in Egypt with an annual installed cement capacity of 5.4 million tons. This plant is located approximately 280 miles south of Cairo and serves the upper Nile region of Egypt, as well as Cairo and the Delta region, Egypt’s main cement market. In addition, as of December 31, 2024, we had three ready-mix concrete plants (one was inactive) and three land distribution centers in Egypt, and one admixtures plant.

Industry. According to the Ministry of Trade and Industry official figures and Cemex’s estimates, based on government data (local and imported cement), the Egyptian market cement consumption increased by 0.3% in 2024 compared to 2023, which was mainly attributed to slow market growth. As of December 31, 2024, the cement industry in Egypt had a total of 19 cement producers, with an aggregate annual installed cement production capacity of approximately 91 million tons.

CEMEX • 2024 20-F REPORT • 122

PART I

Competition. According to the Ministry of Investment official figures, during 2024, Holcim, Lafarge Egypt, ACC and Heidelberg (Suez Cement, Torah Cement, and Helwan Portland Cement) represented approximately 26% of the total cement production in Egypt. Other significant competitors in Egypt are Arabian (La Union), Titan (Alexandria Portland Cement and BeniSuef Cement), Amreyah (InterCement), Sinai (Vicat), South Valley, Nile Valley, El Seweedy, Arish Cement, National Company for Cement (Beni Suef plant), Aswan Medcom, Misr BeniSuef, Al Nahda and Misr Quena Cement Companies, Building Materials Industries Co., and ASEC Cement.

Capital Expenditures. We made capital expenditures of $16 million in 2022, $14 million in 2023 and $17 million in 2024 in our operations in Egypt.

Urbanization Solutions. In Egypt, for the year ended December 31, 2024, in terms of revenues, our Urbanization Solutions business consisted primarily of admixtures. This business is located mainly in Cairo.

Our Operations in the UAE

Overview. As of December 31, 2024, Cemex España held a 49 equity interest (and a 100% economic interest) in all of our main UAE companies: Cemex Topmix LLC and Cemex Supermix LLC, ready-mix concrete manufacturing companies, and Cemex Falcon LLC, which specializes in the production of cement and slag. We are not permitted to have a controlling interest in these companies because the UAE Commercial Companies Law requires 51% ownership by UAE nationals. However, through agreements with other shareholders in these companies, we have rights over the remaining 51% of the economic benefits in each of the companies. As a result, we own a 100% economic interest in all three companies. As of December 31, 2024, we owned 12 ready-mix concrete plants (two were temporarily inactive), three pugmill plants, one admixture plant, and one cement and slag grinding facility in the UAE with an annual installed cement capacity of 1.2 million tons, serving the markets of Dubai and Abu Dhabi as well as neighboring countries such as Oman.

Capital Expenditures. We made capital expenditures of $7 million in 2022, $3 million in 2023 and $6 million in 2024 in our operations in the UAE.

Urbanization Solutions. In the UAE, for the year ended December 31, 2024, in terms of revenues, our Urbanization Solutions business consisted of admixtures. This business is located mainly in Dubai.

SCA&C

For the year ended December 31, 2024, our business in the SCA&C region, which included our operations in Colombia, Panama, Caribbean TCL, and the Rest of SCA&C segment, as described below, represented 8% of our consolidated external revenues in Dollar terms. As of December 31, 2024, our operations in the SCA&C region represented 12% of our total installed capacity and 7% of our total assets, in Dollar terms.

As of December 31, 2024, CLH was the main holding company for Cemex’s operations in Colombia, Panama and Nicaragua. CLH was also the holding company for discontinued operations in Guatemala and the Dominican Republic.

On September 10, 2024, we sold our operations in Guatemala to a subsidiary of Holcim Ltd, for a total consideration of $212 million. The divested assets mainly consist of one grinding mill with an installed capacity of around 0.6 million metric tons per year, three ready mix plants and five distribution centers. For the years ended December 31, 2023 and 2022 and for the period from January 1 to September 10, 2024, our operations in Guatemala are reported in the statements of income, net of income tax, in the single line item “Discontinued operations,” including during the year ended December 31, 2024 a gain on sale of $163 million, net of the reclassification of foreign currency translation

CEMEX • 2024 20-F REPORT • 123

PART I

effects accrued in equity until the date of loss of control. In addition, on August 5, 2024, one of our subsidiaries entered into an agreement with Progreso and its strategic partners, for the sale of our operations in the Dominican Republic, for a total consideration of $950 million, subject to final adjustments. The assets for divestment mainly consist of one cement plant in the Dominican Republic with two integrated production lines and related cement, concrete, aggregates and marine terminal assets. As of December 31, 2024, the assets and liabilities related to our operations in the Dominican Republic are presented in the line items “Assets held for sale” and “Liabilities related to assets held for sale,” respectively. For the years ended December 31, 2022, 2023 and 2024, our operations in the Dominican Republic are reported in the statements of income, net of income tax, in the single line item “Discontinued operations.” See “Item 5—Operating and Financial Review and Prospects—Results of Operations—Significant Transactions” and “Item 5—Operating and Financial Review and Prospects—Results of Operations—Discontinued Operations” for more information. Also see note 28 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Business and Operations—Divestment of our Operations in the Dominican Republic” for information related to the closing of the divestiture of our Dominican Republic operations.

Our Operations in Colombia

Overview. As of December 31, 2024, Cemex Colombia was the second-largest cement producer in Colombia, based on installed cement capacity of 4.1 million tons per year as of December 31, 2024. For the year ended December 31, 2024, our operations in Colombia represented 3% of our consolidated external revenues in Dollar terms. As of December 31, 2024, our operating business in Colombia represented 3% of our total assets, in Dollar terms.

Cemex Colombia has a significant market share in the cement and ready-mix concrete market in the “Urban Triangle” of Colombia comprising the cities of Bogotá, Medellin and Cali. During 2024, these three metropolitan areas accounted for approximately 38.7% of Colombia’s cement consumption. Cemex Ibagué plant is Cemex Colombia’s largest plant and with Santa Rosa grinding facility, are strategically located in the Urban Triangle, as of December 31, 2024. Cemex Colombia, through its Cúcuta plant and Clemencia grinding facility, is also an active participant in Colombia’s northeastern and coastal markets.

Industry. According to our estimates made as of the date of this annual report, the installed capacity for cement in Colombia was 23.8 million tons in 2024. According to the Colombian National Statistical Administrative Department (Departamento Administrativo Nacional de Estadística), total cement consumption in Colombia reached 12.1 million tons during 2024, a decrease of 6.0% from 2023, while cement exports from Colombia during 2024 reached 1.2 million tons (according to the global trade and market research platform, SICEX). We estimate that as of December 31, 2024, close to 67% of cement in Colombia was consumed by the housing and self-construction sector, while the infrastructure sector accounted for approximately 26% of total cement consumption and has been growing in recent years up to December 31, 2024. The other construction segments in Colombia, including the formal housing and commercial sectors, account for the balance of cement consumption in Colombia.

Competition. As of December 31, 2024, our two largest competitors in Colombia were Cementos Argos, which has established a leading position in the Colombian Caribbean coast, Antioquia and Southwest region markets, and Holcim in the central region of the country. We estimate that as of December 31, 2024 there were a total of 14 other local and regional players in Colombia, including Cemex.

The ready-mix concrete industry in Colombia was fairly consolidated with the top three producers accounting for approximately 60.7% of the market as of December 31, 2024. Cemex Colombia was the second-largest ready-mix concrete producer as of December 31, 2024. The first and third largest producers were Cementos Argos and Holcim Colombia, respectively.

CEMEX • 2024 20-F REPORT • 124

PART I

The aggregates market in Colombia is highly fragmented and is dominated by the informal market. The aggregates market in Colombia was comprised of small independent producers as of December 31, 2024.

Urbanization Solutions. In Colombia, for the year ended December 31, 2024, in terms of revenues, our Urbanization Solutions business consisted primarily of admixtures, mortars, multiproducts and circularity, among others. These businesses are located across Colombia.

Our Operating Network in Colombia

1
1
1
1
2
5
2
1
1
2
1
18
1
2
1
3
1
1
1
Cement Plants 2
Grinding Mills 2
Ready-mix Plants 32
Distribution Centers 13

CEMEX • 2024 20-F REPORT • 125

PART I

Products and Distribution Channels

Cement. For the year ended December 31, 2024, our cement operations represented 56% of our external revenues from our operations in Colombia in Dollar terms.

Ready-Mix Concrete. For the year ended December 31, 2024, our ready-mix concrete operations represented 38% of our external revenues from our operations in Colombia in Dollar terms.

Aggregates. For the year ended December 31, 2024, our aggregates operations represented 2% of our external revenues from our operations in Colombia in Dollar terms.

Urbanization Solutions and Others: For the year ended December 31, 2024, our Urbanization Solutions and other businesses operations represented 4% of our external revenues from our operations in Colombia in Dollar terms.

Description of Properties, Plants and Equipment. As of December 31, 2024, Cemex Colombia owned two operating cement plants and two cement grinding mills, having a total installed cement grinding capacity of 4.1 million tons. In 2024, we replaced 33.4% of our total fuel consumed in Cemex Colombia with alternative fuels, and we had an internal electricity generating capacity of approximately 42 MW as of December 31, 2024. The operating licenses for quarries in Colombia are renewed every 30 years; assuming renewal of such licenses, we estimate having sufficient cement raw materials reserves for our operations in Colombia for over 54 years assuming 2020 to 2024 average annual cement raw materials production levels. Reserves and production from the quarry located in Maceo are excluded from this calculation. As of December 31, 2024, Cemex Colombia also operated 13 distribution centers, one mortar and adhesives plant, one admixtures plant, 32 ready-mix concrete plants (29 of them active), and nine aggregates operations (eight were temporarily inactive).

Cemex Colombia continues its progress on the Maceo Plant Project, with 99% and 88% of the plant and road portions completed as of the year ended December 31, 2024, respectively. We expect the Maceo Plant Project to enter into

CEMEX • 2024 20-F REPORT • 126

PART I

commission in the second half of 2025. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Maceo, Colombia—Legal Proceedings in Colombia” for the status of that project.

Capital Expenditures. We made capital expenditures of $45 million in 2022, $76 million in 2023 and $105 million in 2024 in our operations in Colombia.

Our Operations in Panama

Overview. For the year ended December 31, 2024, our operations in Panama represented 1% of our consolidated external revenues in Dollar terms. For the year ended December 31, 2024, cement represented 72%, ready-mix concrete represented 26%, aggregates represented 2%, Urbanization Solutions and other businesses represented less than 1%, respectively, of our external revenues from our operations in Panama in Dollar terms. As of December 31, 2024, our operating business in Panama represented 1% of our total assets, in Dollar terms.

Industry. As of the date of this annual report, we estimate that approximately 1.4 million cubic meters of ready-mix concrete were sold in Panama during 2024. Cement consumption in Panama decreased 7% in 2024 compared to 2023, mainly due to slow down of new public infrastructure projects as a result of presidential elections and changes in government as well as a hold up in the housing sector due to uncertainty of the renewal of the Preferential Interest Law and Solidarity Bonus derived from the change in administration.

Competition. As of December 31, 2024, the cement industry in Panama included four cement producers: Cemento Bayano, Argos Panamá, an affiliate of Cementos Argos, Progreso and Cemento Chagres, a company that started operations during the second half of 2020 and is 100% owned by Panamanian investors.

Description of Properties, Plants and Equipment. As of December 31, 2024, our operations in Panama through Cemento Bayano operated one cement plant in Panama, with an installed cement capacity of 1.2 million tons and clinker capacity of 1.5 million tons. As of that date, Cemento Bayano also operated two ready-mix concrete plants one admixtures plant and three distribution centers (two owned and one leased).

Capital Expenditures. We made capital expenditures of $19 million in 2022, $13 million in 2023 and $13 million in 2024 in our operations in Panama.

Urbanization Solutions. In Panama, for the year ended December 31, 2024, in terms of revenues, Urbanization Solutions business consisted primarily of admixtures. This business is located across Panama and exports to the Caribbean islands.

Our Operations in Caribbean TCL

As of December 31, 2024, Caribbean TCL was one of the leading producers and marketers of cement and ready-mix concrete products in the Caribbean’s construction sector, with operations strategically located in Jamaica, Trinidad and Tobago, Guyana and Barbados. For the year ended December 31, 2024, our operations in Caribbean TCL represented 2% of our consolidated external revenues in Dollar terms. As of December 31, 2024, our operations in Caribbean TCL represented 2% of our total assets, in Dollar terms. For the year ended December 31, 2024, cement represented 96%, ready-mix concrete represented 2%, aggregates represented 2%, Urbanization Solutions and our other businesses represented less than 1%, respectively, of our external revenues from our operations in Caribbean TCL in Dollar terms.

As of December 31, 2024, our focus with respect to Caribbean TCL will continue on attempting to maximize further synergies from TCL’s integration with us. As of December 31, 2024, we intended to improve the productivity and

CEMEX • 2024 20-F REPORT • 127

PART I

capacity of our Caribbean TCL’s cement plants, continue the vertical integration of Caribbean TCL’s business, invest in developing its employees and offer strong value products to our customers in the region and elsewhere.

Capital Expenditures. We made capital expenditures of $16 million in 2022, $18 million in 2023 and $50 million in 2024 in Caribbean TCL.

Our Operations in Trinidad & Tobago

Description of Properties, Plants and Equipment. As of December 31, 2024, TCL operated one cement plant in Trinidad & Tobago, with a total annual cement installed capacity of 1.0 million tons. As of December 31, 2024, TCL in Trinidad &Tobago had two operational ready-mix concrete plants, three aggregates quarries (three of them active), four land distribution centers and one marine terminal.

Urbanization Solutions. In Trinidad & Tobago, for the year ended December 31, 2024, in terms of revenues, our Urbanization Solutions business consisted primarily of admixtures.

Our TCL Operations in Jamaica

Overview. As of December 31, 2024, we held an indirect controlling position mainly through TCL in CCCL.

Description of Properties, Plants and Equipment. As of December 31, 2024, CCCL operated one cement plant in Jamaica, with a total cement installed capacity of 1.5 million tons. As of December 31, 2024, CCCL had one aggregate quarry, four land distribution centers, including one location at the cement plant, and one marine terminal.

Our Operations in Barbados

Overview. As of December 31, 2024, through TCL, we held an indirect controlling position in Arawak Cement Company Limited (“Arawak”) in Barbados.

Description of Properties, Plants and Equipment. As of December 31, 2024, Arawak operated one cement plant in Barbados, with a total cement installed capacity of 0.4 million tons. As of that date, Arawak had one ready-mix concrete plant (temporarily inactive), one aggregates quarry, one land distribution center and one marine terminal.

Urbanization Solutions. In Barbados, as of December 31, 2024, we did not have any Urbanization Solutions business.

Our Operations in the Dominican Republic

Overview. As of December 31, 2024, Cemex Dominicana, S.A.’s (“Cemex Dominicana”) sales network covered the country’s main consumption areas, which are Santo Domingo, Santiago de los Caballeros, La Altagracia, San Cristobal and San Pedro de Macoris.

On August 5, 2024, one of our subsidiaries entered into an agreement with Progreso and its strategic partners, for the sale of our operations in the Dominican Republic, for a total consideration of $950 million, subject to final adjustments. The assets for divestment mainly consist of one cement plant in the Dominican Republic with two integrated production lines and related cement, concrete, aggregates and marine terminal assets. As of December 31, 2024, Dominican Republic assets and liabilities are presented in the line items “Assets held for sale” and “Liabilities related to assets held for sale,” respectively. For the years ended December 31, 2022, 2023 and 2024, our operations in the Dominican Republic are reported in the statements of income, net of income tax, in the single line item “Discontinued operations.” See note 28 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included

CEMEX • 2024 20-F REPORT • 128

PART I

elsewhere in this annual report and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Business and Operations—Divestment of our Operations in the Dominican Republic” for information related to the closing of the divestiture of our Dominican Republic operations.

Description of Properties, Plants and Equipment. As of December 31, 2024, Cemex Dominicana operated one cement plant in the Dominican Republic, with an installed cement capacity of 2.4 million tons per year. As of that date, Cemex Dominicana also owned 5 ready-mix concrete plants (one was temporarily inactive), one aggregate quarry (currently inactive), two land distribution centers and two leased marine terminals.

Capital Expenditures. We made capital expenditures of $18 million in 2022 and $16 million in 2023 in our operations in the Dominican Republic.

Urbanization Solutions. In the Dominican Republic, for the year ended December 31, 2024, in terms of revenues, our Urbanization Solutions business consisted primarily of multiproducts, among others. This business is located across the country.

Rest of SCA&C

As of December 31, 2024, our operations in the Rest of SCA&C segment consisted primarily of our operations and activities in Peru, Puerto Rico, Nicaragua, Jamaica, and the Caribbean , excluding our Caribbean TCL segment. These operations represented 2% of our consolidated external revenues, in Dollar terms. As of December 31, 2024, our business in the Rest of SCA&C segment represented 1% of our total assets, in Dollar terms.

Our Operations in Puerto Rico

Overview. As of December 31, 2024, Cemex de Puerto Rico, Inc. (“Cemex Puerto Rico”) was our main subsidiary in Puerto Rico.

Industry. In 2024, cement consumption in Puerto Rico reached 0.6 million tons according to the Puerto Rico Economic Development Bank.

Competition. The cement industry in Puerto Rico in 2024 was comprised of two cement companies: Cemex Puerto Rico and Cementos Argos (formerly Antilles Cement Co (Marine Terminal) and San Juan Cement Co (Cement Plant), respectively).

Description of Properties, Plants and Equipment. As of December 31, 2024, Cemex Puerto Rico operated one grinding mill, with an installed cement capacity of 1.3 million tons per year. As of that date, Cemex Puerto Rico also operated four ready-mix concrete plants (three were temporarily inactive), one land distribution center and one marine terminal used for fly ash.

Capital Expenditures. We made capital expenditures of $3 million in 2022, $1 million in 2023 and $2 million in 2024 in our operations in Puerto Rico.

Urbanization Solutions. In Puerto Rico, for the year ended December 31, 2024, in terms of revenues, our Urbanization Solutions business consisted primarily of lime, among others. These businesses are located across Puerto Rico.

Our Operations in Nicaragua

Overview. As of December 31, 2024, Cemex Colombia and Corporación Cementera Latinoamericana, S.L.U., both CLH subsidiaries, indirectly and directly owned 100% of Cemex Nicaragua, S.A. (“Cemex Nicaragua”), our operating subsidiary in Nicaragua.

CEMEX • 2024 20-F REPORT • 129

PART I

Industry. We estimate that 1.1 million tons of cement, 0.2 million cubic meters of ready-mix concrete and 1.7 million tons of aggregates were sold in Nicaragua during 2024. Cement consumption in Nicaragua increased 12% in 2024 mainly due to growth in government infrastructure and an increase of nearly 13% of remittances.

Competition. As of December 31, 2024, three market participants competed in the Nicaraguan cement industry: Cemex, Holcim and Cemento Continentales (cement importers).

Description of Properties, Plants and Equipment. As of December 31, 2024, we leased and operated one cement plant (currently active) and owned one grinding mill with a total installed cement capacity of 0.7 million tons, five ready-mix concrete plants (two were temporarily inactive) and two distribution centers in Nicaragua (all of them active). We also had three aggregate quarries (all of them inactive). Since March 2003, Cemex Nicaragua has also leased a 100,000 tons milling plant in Managua, which has been used exclusively for pet coke milling.

Capital Expenditures. We made capital expenditures of $4 million in 2022, $9 million in 2023 and $12 million in 2024 in our operations in Nicaragua.

Urbanization Solutions. In Nicaragua, for the year ended December 31, 2024, in terms of revenues, our Urbanization Solutions business consisted primarily of multiproducts. This business is located across Nicaragua.

Our Operations in the Rest of SCA&C

Overview. As of December 31, 2024, we held a non-controlling position in National Cement Ltd. in the Cayman Islands, Maxcem Bermuda Ltd. in Bermuda and Societe des Ciments Antillais, a company with cement operations in Guadalupe and Martinique. As of December 31, 2024, Cemex España additionally indirectly held a 100% interest in Cemex Jamaica Limited, which operates one calcined limestone plant in Jamaica with a capacity of 105,000 tons per year and one hydrate line with a capacity of 2,500 tons per year.

As of December 31, 2024, we operated a network of five marine terminals in these countries, which facilitated exports from our operations in Mexico, the Dominican Republic and Puerto Rico. Three of our marine terminals are in the Bahamas. As of December 31, 2024, we also had a non-controlling interest in two other terminals, one in Bermuda and one in the Cayman Islands. We also had one distribution center and one marine terminal in Guyana and one distribution center in Peru.

Capital Expenditures. In our operations in the Rest of SCA&C segment, we made capital expenditures of $1 million in 2022, $4 million in 2023 and $7 million in 2024.

Urbanization Solutions. In Jamaica, for the year ended December 31, 2024, in terms of revenues, our Urbanization Solutions business consisted primarily of lime. This business serves specific customers.

Our Trading Operations

In 2024, we traded approximately 12 million tons of cementitious and non-cementitious materials in more than 60 countries, including approximately 8 million tons of cement and clinker and approximately 3 million tons of cementitious and other materials. In addition, we traded approximately 2 million tons of certain primary fuels. More than 3 million tons of the traded cement and clinker consisted of exports from our operations in Mexico, Croatia, Spain, Germany, Trinidad and Tobago, and Panama, among others. Slightly more than 5 million tons remaining were purchased from third parties in countries such as Vietnam, Saudi Arabia, Turkey, Spain, Egypt, Algeria and Costa Rica, among others. In 2024, we traded approximately 3 million tons of granulated blast furnace slag, and ground granulated blast furnace slag a non-clinker cementitious material, and slightly less than 1 million tons of other

CEMEX • 2024 20-F REPORT • 130

PART I

products. We believe that our trading network enables us to maximize the capacity utilization of our facilities worldwide while reducing our exposure to the inherent cyclicality of the cement industry. We are generally able to distribute excess capacity to regions around the world where there is demand. In addition, we believe that our worldwide network of strategically located marine terminals allows us to coordinate maritime logistics on a global basis and minimize transportation expenses. Our trading operations also enable us to explore new markets without significant initial capital expenditure. Freight rates, which account for a large share of the total import supply cost, have been subject to significant volatility in recent years. However, our trading operations have obtained significant savings by contracting maritime transportation in due time and by using our own and chartered fleets, which transported approximately 70% of our coal, pet coke, cement, and clinker traded volume during 2024. In addition, we provide freight related services to third parties, which allows us to generate additional revenues.

Our Cement and Grinding Plants

The following table provides a summary of our cement and grinding plants, including location, used capacity, including grinding mill production, and years of operation as of and for the year ended December 31, 2024:

Location	Used Capacity	Years of Operation(1)

Mexico

Atotonilco, Hidalgo	1,163,176	66

Barrientos, Estado de México	598,334	80

Ensenada, Baja California	390,120	49

Guadalajara, Jalisco	688,565	51

CPN, Sonora	441,042	44

Hidalgo, Nuevo León	103,996	119

Huichapan, Hidalgo	3,272,790	40

Mérida, Yucatán	650,897	71

Monterrey, Nuevo León	1,302,058	105

Tamuín, San Luis Potosí	1,389,627	60

Tepeaca, Puebla	3,032,267	30

Torreón, Coahuila	1,002,679	58

Valles, San Luis Potosí	332,483	59

Yaqui, Sonora	1,922,284	35

Zapotiltic, Jalisco	1,269,967	57

United States

Balcones, TX	1,475,398	44

Brooksville, FL (North)	—	49

Brooksville, FL (South)	1,192,751	37

Clinchfield, GA	425,272	50

Demopolis, AL	621,870	47

Knoxville, TN	479,680	45

Miami, FL	913,876	66

Lyons, CO	323,938	44

Victorville, CA	2,345,538	59

Wampum, PA	—	59

United Kingdom

Rugby	1,050,654	25

Ferriby	—	58

Tilbury	318,434	16

CEMEX • 2024 20-F REPORT • 131

PART I

Location	Used Capacity	Years of Operation(1)

Germany

Rudersdof	1,343,805	58

Eisenhüttenstadt	217,000	72

Spain

Alcanar	845,235	56

Castillejo	480,760	113

Lloseta	—	57

Morata	342,463	92

San Vicente	895,685	49

Gador	—	48

Poland

Chelm	1,378,973	64

Rudniki	710,018	59

Gdynia	239,697	24

Czech Republic

Prachovice	795,104	70

Detmarovice	129,773	21

Croatia

Juraj	1,171,150	112

Kajo	366,489	120

Egypt

Assiut	3,304,233	38

United Arab Emirates

Falcon	430,524	17

Colombia

Cucuta	166,047	41

Ibagué	2,158,765	32

Clemencia	·	11

Santa Rosa	461,065	42

Panama

Calzada Larga	492,928	47

Trinidad and Tobago

Claxton Bay	673,225	71

Jamaica

Rockport	870,649	73

Barbados

St. Lucy	62,486	41

Dominican Republic(2)

San Pedro de Macorís	1,915,979	34

Nicaragua

San Rafael del Sur(3)	376,106	82

Managua	258,430	9

Puerto Rico

Ponce	272,799	34

Peru

Oquendo	266,612	1

CEMEX • 2024 20-F REPORT • 132

PART I

(1)	Approximate.

(2)

As of December 31, 2024, the assets and liabilities related to our operations in the Dominican Republic are presented in the line items “Assets held for sale” and “Liabilities related to assets held for sale,” respectively. For the years ended December 31, 2022, 2023 and 2024, our operations in the Dominican Republic are reported in the statements of income, net of income tax, in the single line item “Discontinued operations.” See note 28 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report for information related to the closing of the divestiture of our Dominican Republic operations.

(3)	Leased.

For the aggregate installed cement production capacity of our cement plants by region, see “Item 4—Information on the Company—Business Overview.”

We have insurance coverage for our cement plants, which we believe is sufficient and in line with industry practices. However, in some instances, our insurance coverage may not be sufficient to cover all of our potential unforeseen losses and liabilities. In addition, our insurance coverage may not cover all the risks to which our cement plants may be exposed. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—Our insurance coverage may not cover all the risks to which we, our board members, officers and employees may be exposed or may cover them to an amount that may not be sufficient to satisfy our requirements.”

Regulatory Matters and Legal Proceedings

A description of regulatory matters and legal proceedings existing as of December 31, 2024, in which Cemex, S.A.B. de C.V. and/or its affiliates and consolidated entities (“Cemex,” “us,” “we,” or “our”) are involved and/or are affected by, is provided below. Most of the matters and proceedings described herein are or were material, or could become material. Materiality is tested at a Cemex, S.A.B. de C.V. and its subsidiaries consolidated level. Not all regulatory matters and legal proceedings provided below are required to be publicly disclosed.

Antitrust Proceedings

Antitrust investigations in the construction chemicals sector

European Union. On October 17, 2023, the European Commission inspected our offices in France and requested certain information relating to our business in the construction chemicals sector, which includes chemical admixtures and additives for use in concrete, cement, mortars and related construction products in Europe, and specifically in France and Germany. As part of the same investigation, on July 3, 2024, the Polish Association of Construction Chemicals Producers (the “Polish Chemicals Association”), of which Cemex Polska Sp z o.o. (“Cemex Polska”) is a member, received a request for information from the European Commission. As of December 31, 2024, Cemex Polska had not received any requests from the European Commission in the investigation. To the extent that we produce construction chemicals, we do so primarily for internal consumption and consequently have insignificant third-party sales. We are fully cooperating with the authorities conducting this investigation. The fact that this investigation is being conducted does not mean that the European Commission has concluded that we or any association of which we are part have violated the law. As of December 31, 2024, due to the current stages of this investigation, we are not able to assess the likely outcome of the investigation as it relates to us or whether it would have a material adverse impact on our results of operations, liquidity and financial condition.

United States. On October 17, 2023, our operations in the United States received a grand jury subpoena issued by the DOJ in connection with an investigation of possible antitrust law violations in the cement additives and concrete admixtures (including chemical and mineral admixtures) sector. To the extent that we produce these products, we do so primarily for internal consumption and consequently have fairly insignificant third-party sales. We are fully cooperating with the authorities conducting this investigation. The fact that this investigation is being conducted does not mean that the DOJ has concluded that we have violated the law. As of December 31, 2024, due to the current stages of this investigation, we are not able to assess the likely outcome of the investigation as it relates to us or

CEMEX • 2024 20-F REPORT • 133

PART I

whether it would have a material adverse impact on our results of operations, liquidity and financial condition. Consolidated class action lawsuits against the admixtures and additives producers were also filed in September 2024 by direct and indirect purchasers. However, as of December 31, 2024, Cemex had not been included as a defendant and we are not certain if Cemex would be included as a defendant in either of these class actions in the future. If we were to be included as a defendant, we do not know the likelihood that either proceeding would be resolved adversely against us and or whether it would have a material adverse effect on our results of operations, liquidity or financial condition.

Polish Antitrust Investigation

On January 2, 2007, Cemex Polska received a notification from the Polish Competition and Consumer Protection Office (the “Protection Office”) informing it of the formal initiation of an antitrust proceeding against all cement producers in Poland, including Cemex Polska and another of our indirect subsidiaries in Poland. The notification alleged that there was an agreement between all cement producers in Poland regarding prices and other sales conditions for cement, an agreed division of the market with respect to the sale and production of cement, and the exchange of confidential information, all of which limited competition in the Polish market with respect to the production and sale of cement. On December 9, 2009, the Protection Office delivered to Cemex Polska its decision against Polish cement producers related to an investigation which covered a period from 1998 to 2006. The decision-imposed fines on a number of Polish cement producers, including Cemex Polska. The fine imposed on Cemex Polska was 115.56 million Polish Zloty ($27.98 million as of December 31, 2024, based on an exchange rate of 4.13 Polish Zloty to $1.00), which was 10% of Cemex Polska’s total revenue in 2008. Cemex Polska disagreed with the decision, denied that it committed the practices alleged by the Protection Office and, therefore, on December 23, 2009, Cemex Polska filed an appeal before the Polish Court of Competition and Consumer Protection in Warsaw (the “First Instance Court”). After a series of hearings, on December 13, 2013, the First Instance Court issued its judgment in regard to the appeals filed by Cemex Polska and other cement producers, which were previously combined into a joint appeal. The First Instance Court reduced the penalty imposed on Cemex Polska to 93.89 million Polish Zloty ($22.73 million as of December 31, 2024, based on an exchange rate of 4.13 Polish Zloty to $1.00), which was equal to 8.125% of Cemex Polska’s revenue in 2008. On May 8, 2014, Cemex Polska filed an appeal against the First Instance Court judgment before the Appeals Court of Warsaw. On March 27, 2018, after different hearings, the Appeals Court of Warsaw issued its final judgment reducing the fine imposed upon Cemex Polska to 69.4 million Polish Zloty ($16.80 million as of December 31, 2024, based on an exchange rate of 4.13 Polish Zloty to $1.00). This fine, which was equal to 6% of Cemex Polska’s revenue in 2008, was paid. On November 19, 2018, Cemex Polska filed before the Polish Supreme Court an extraordinary, narrow based cassation appeal against the Appeals Court of Warsaw’s judgment specifically seeking the reduction of the imposed fine. On July 29, 2020, the Polish Supreme Court rendered a judgment cancelling the Appeals Court of Warsaw’s decision with respect to the cement cartel process as it applied to Cemex Polska and four other cement producers. The cancelation was based on arguments raised in cassation regarding the calculation of penalties and the time at which the alleged agreement between the cement producers actually ended. Furthermore, the fine paid by Cemex Polska equal to 69.4 million Polish Zloty ($16.80 million as of December 31, 2024, based on an exchange rate of 4.13 Polish Zloty to $1.00) was returned to Cemex Polska on January 7, 2021.

Following the judgment issued by the Polish Supreme Court, the proceeding was referred again to the Appeals Court of Warsaw. On May 21, 2021, the Appeals Court of Warsaw, due to procedural reasons, cancelled the judgment of the First Instance Court issued on December 13, 2013, against five producers, including Cemex Polska, and referred the case to re-examination by the District Court of Warsaw, which would now serve as the court of first instance. On January 10, 2022, an appeal with the Polish Supreme Court was filed by Cemex Polska against the May 21, 2021 judgment of the Appeals Court of Warsaw. The appeal of Cemex Polska has concentrated on the wrongful appointment of judges of the Polish Supreme Court and selection of judges of the Appeals Court of Warsaw. The

CEMEX • 2024 20-F REPORT • 134

PART I

Protection Office has also filed an appeal with the Polish Supreme Court against the May 21, 2021 judgment of the Appeals Court of Warsaw, demanding that the Appeals Court of Warsaw conduct further proceedings, instead of the District Court of Warsaw. On January 24, 2023, Cemex Polska filed a motion for the Polish Supreme Court to carry out independence and impartiality tests on all three judges designated to consider the appeal of the Protection Office, requesting the exclusion of those judges determined to be not independent and impartial pursuant to the tests. Additionally, Cemex Polska made a formal request to the Polish Supreme Court to send the questions about the independence and impartiality tests of the judges (the “Judicial Questions”) to the European Court of Justice (“ECJ”) on the proper appointment of the challenged judges of the Polish Supreme Court and their impartiality. On March 15, 2023, the Polish Supreme Court sent the Judicial Questions to the ECJ, as requested by Cemex Polska, regarding the status of only one of the Polish Supreme Court judges designated for the case. Cemex Polska is acting as a party in the ECJ proceeding. On January 2, 2024, Cemex Polska filed a motion with the EJC requesting a formal hearing on the case. On March 7, 2024, the Polish Government, who is also acting as a party in the ECJ proceeding, delivered to the ECJ its written position regarding the independence of the Polish Supreme Court judge that sent the Judicial Questions to the ECJ, considering such judge to have been wrongly appointed and thus, shall not be treated as entitled to act as an independent judge in front of the ECJ. On June 3, 2024, the ECJ informed the selection of the chamber for the case that the case will be conducted without an Advocate General opinion nor a court hearing. On November 7, 2024, the ECJ rejected to answer the Judicial Questions. No further recourse is available regarding the examination of the Judicial Questions. Court proceedings relating to this matter are expected to last between three and five years, depending on the priority given to it by the chamber adjudicating the case.

As of December 31, 2024, given that the case will be re-examined by the Polish Supreme Court and that Poland is undergoing a process for new legislation regarding the appointment and status of judges’ impartiality, at this stage we are not able to assess if Cemex Polska would receive an adverse resolution that could lead to any fines, penalties or remedies against our operations in Poland, but while we believe an adverse resolution is not probable, if adversely resolved, we do not expect that any fines, penalties or remedies would have a material adverse effect on our results of operations, liquidity or financial condition.

Antitrust Cases in Georgia and South Carolina

On July 24, 2017, two ready-mix concrete producers filed a lawsuit in a U.S. Federal Court in the state of Georgia against certain subsidiaries of Cemex in the United States and other companies alleging customer allocation and price fixing in both the ready-mix concrete and cement markets in the coastal Georgia and southeastern coastal South Carolina areas. The claims were ultimately dismissed. On October 17, 2022, in respect to a motion by the plaintiffs, an order administratively reopening the lawsuit was entered to allow for limited discovery to proceed through February 17, 2023. On October 21, 2024, an order allowing discovery to proceed without limitation was entered. As of December 31, 2024, while we cannot assess with certainty the likelihood of an adverse result in this lawsuit, we believe a final adverse resolution to this lawsuit is not probable; and, if adversely resolved, we believe an adverse resolution should not have a material adverse impact on our results of operations, liquidity and financial condition.

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

On December 11, 2017, the SIC’s Chief Superintendent decided to impose a sanction against Cemex Colombia, two other cement companies and six natural persons, for entering into an agreement to fix gray cement prices in Colombia. The fines imposed upon Cemex Colombia, which were paid on January 5, 2018, amounted to

CEMEX • 2024 20-F REPORT • 135

PART I

$73.77 billion Colombian Pesos ($16.74 million as of December 31, 2024, based on an exchange rate of 4,405.77 Colombian Pesos to $1.00).

Cemex Colombia decided not to file a reconsideration request, and, instead, on June 7, 2018 it filed an annulment and reestablishment of right claim (acción de nulidad y restablecimiento de derecho) before the Administrative Court (Tribunal Contencioso Administrativo) requesting that the charges brought forth by the SIC be annulled and that the restitution is made to Cemex Colombia of the fine it had paid, with any applicable adjustments as provided by Colombian law. As of December 31, 2024, the claim has not been resolved. As of December 31, 2024, we are not able to assess the likelihood of an adverse result in this matter, but if such matter is resolved adversely to us, and considering that the fines were paid in 2018, such adverse resolution should not have a material adverse impact on our results of operations, liquidity, and financial condition.

Environmental Matters

The following is a general discussion of environmental regulations and related matters, including in our major markets.

In the ordinary course of business, we are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices, facility siting and the remediation of environmental damage or contamination. Such standards expose us to the risk of substantial environmental costs, enforcement actions and other liabilities, including cleanup liabilities associated with divested assets and past activities and, in some cases, the acts and omissions of the previous owners or operators of a property or facility that we own or operate. Furthermore, in some jurisdictions, certain environmental laws and regulations impose liability without regard to fault or the legality of the original activity at the time of the actions giving rise to liability. In line with our global initiatives on environmental management, we maintain environmental procedures and protocols designed to monitor and respond to environmental developments. Our environmental policies require that our subsidiaries respect and comply with local laws and meet our own internal standards to minimize the use of non-renewable resources and the generation of hazardous and other wastes. We use processes that are designed to reduce the impact of our operations on the environment throughout all the production stages in all our operations worldwide. In addition, during 2012 we started the implementation at our operating sites of an internal global Environmental Management System (the “Cemex EMS”) that provides a framework, based on the ISO 14000 certification, to facilitate the consistent and systematic implementation of practical, risk-based environmental management at our operating sites. The Cemex EMS is designed to be used to support sites and businesses across Cemex globally to document, maintain and continuously improve our environmental performance. As of December 31, 2024, substantially all of our operating sites in Mexico, the United States, EMEA, and SCA&C have implemented the Cemex EMS or a similar environmental management system (i.e., ISO 14000 certifications or Eco-Management and Audit Schemes). As of December 31, 2024, most of our remaining environmental management system implementation efforts are directed towards our aggregates, ready-mix, and cement plants.

Environmental expenditures designed to extend useful life, increase the capacity, improve the safety or efficiency of assets, or are incurred to mitigate or prevent future environmental contamination, may be capitalized. Other environmental costs are expensed when incurred. For the years ended December 31, 2022, 2023, and 2024, our sustainability-related capital expenditures (including our environmental expenditures and investments in alternative fuels and cementitious materials) were $170.8 million, $150 million, and $215 million, respectively. We also regularly incur capital expenditures that have an environmental component or that are impacted by environmental regulations. However, we do not keep separate accounts for such mixed capital and environmental expenditures.

CEMEX • 2024 20-F REPORT • 136

PART I

International Climate Regime

The UNFCCC entered into force on March 21, 1994. It has now been ratified by 198 countries. The aim of the UNFCCC is preventing dangerous human interference with the climate system. The Kyoto Protocol to the UNFCCC set legally binding emission reduction targets for industrialized countries (including countries in the EU) during two separate “commitment periods,” both of which have expired as of December 31, 2024.

In order to be able to maintain the international climate protection process after 2020, a new climate agreement was required. This resulted in the adoption in 2015 of the Paris Agreement, which is a separate instrument under the UNFCCC, which became enforceable in 2016. Parties to the Paris Agreement agree to limit global warming to well below 2°C and pursue efforts to limit it to 1.5°C. Under the Paris Agreement, each party must submit a “Nationally Determined Contribution” or “NDC,” which is, broadly speaking, a climate action plan to cut emissions and adapt to climate impacts. Parties to the Paris Agreement are free to choose how to implement their NDCs domestically, including what legislation to put in place. NDCs are required to be updated every five years. Some of the legislation we summarize below reflects legislation that has been or is being put in place at least in part in order to allow compliance with NDCs.

As of December 31, 2024, it was uncertain if the next round of NDCs to be submitted in 2025 would lead to the implementation of any further regulations, and if any such implementation would have a material adverse impact on our results of operations, liquidity, and financial condition.

Mexico

We were one of the first industrial groups in Mexico to sign an agreement with the Mexican Ministry of Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales) (“SEMARNAT”) to carry out voluntary environmental audits in our 15 Mexican cement plants under a government-run program. In 2001, the Mexican Environmental Protection Agency (Procuraduría Federal de Protección al Ambiente) (“PROFEPA”), which is part of SEMARNAT, completed the audit of our cement plants and awarded each of them a Clean Industry Certificate (Certificado de Industria Limpia) (“CIC”) certifying that our cement plants are in full compliance with applicable environmental laws. The CICs are subject to renewal every two years. As of December 31, 2024, our operating cement plants in Mexico had CICs or are in the process of renewing them.

For over three decades, the technology for co-processing used alternative fuels into an energy source has been employed in our cement plants in Mexico. By the end of 2010, all our operating cement plants in Mexico were using alternative fuels. Overall, 35.2% of the total fuel used in our operating cement plants in Mexico during 2024 was comprised of alternative fuels. In January 2021, a modification to the General Waste Law was published in the Official Mexican Gazette (Diario Oficial de la Federación) to include co-processing as part of the industrial process, providing that authorizations granted by the SEMARNAT under federal licenses will remove the need for authorizations at the State level.

In 2022, 2023 and 2024 our operations in Mexico invested $43.79 million, $24.54 million, and $24.96 million, respectively, in the acquisition of environmental protection equipment and the implementation of the integrated management system (ISO 9001, 14001, and 4500), for a total of $277.53 million since 1999 as of December 31, 2024. The audit to obtain the renewal of the ISO 14001:2015 certification took place during 2023, and all our operating cement plants in Mexico obtained the renewal of the ISO 14001:2015 certification for environmental management systems, which is valid until February 2027.

Emissions Control and Raw Materials Extraction

On June 6, 2012, the General Law on Climate Change (Ley General de Cambio Climático) (the “Climate Change Law”) was published in the Official Mexican Gazette. The Climate Change Law establishes a legal framework to regulate policies for climate change mitigation and adaptation. Important provisions of the Climate Change Law

CEMEX • 2024 20-F REPORT • 137

PART I

require the development of secondary legislation and depend on the publication of subsequent implementing regulations. For instance, the Climate Change Law provides, among other things, for (i) the elaboration of a registry of the emissions that are generated by fixed sources, (ii) companies to report their emissions, if required, and (iii) the application of fines to those companies that fail to report or that report false information. In this regard, on October 29, 2014, the Regulations to the General Law on Climate Change Regarding the National Registry of Emissions (Reglamento de la Ley General de Cambio Climático en Materia del Registro Nacional de Emisiones) (the “Regulations”) became effective. As of December 31, 2024, Cemex has been granted the positive opinions GHG emission by a certified and approved third party for all its required plants and has reported them to the PROFEPA. The purpose of the Regulations is to govern the Climate Change Law regarding the National Registry of Emissions, identifying the sectors and subsectors, which include among others, the cement industry, that must file the corresponding reports before the National Registry of Emissions. We had previously reported our direct and indirect CO2 emissions to SEMARNAT under a voluntary scheme. The Climate Change Law also allows for the establishment of specific GHG reduction targets in accordance with the respective contribution of each economic sector to the national GHG emissions. A Special Tax on Production and Services (Impuesto Especial Sobre Producción y Servicios) on the sale and import of fossil fuels was included in the tax reform that became effective on January 1, 2014. As of December 31, 2024, pet coke, a primary fuel widely used in our kilns in Mexico is taxed at a rate of Ps 24.6014 per ton ($1.81 per ton as of December 31, 2024, based on an exchange rate of Ps 20.83 to $1.00).

On October 1, 2019, SEMARNAT published the basis for a trial emissions trading program (Programa de prueba del Sistema de Comercio de Emisiones). The trial program set forth an initial 24-month pilot phase for the adoption of the program that started on January 1, 2020 and concluded on December 31, 2021, and was followed by a 12-month period to transition to the operative stage, which ended on December 31, 2022. The trial program did not have any economic consequences for the participants. During a conference on climate change, the Mexican government presented the contribution determinations, increasing the national GHG reduction goal from 22% to 35% in 2030, with respect to its baseline. As of December 31, 2024, the Mexican Emissions Trading System (Sistema de Comercio de Emisiones) (“Mexican ETS”) has not begun its Phase I, which is expected to take place from January 1, 2026 to December 31, 2030. As of December 31, 2024, the operating rules of the Mexican ETS for Phase I are under review by the SEMARNAT and the amount of free allocations to be assigned to each participating sector in Phase I of the Mexican ETS, including to the cement industry, is expected to be calculated taking into account the national target of reducing GHG emissions by 35% by 2030 against a 2013 baseline, as well as the participating sectors’ growth projection factors which have been finalized and determined by the National Institute of Ecology and Climate Change (Instituto Nacional de Ecología y Cambio Climático). As of December 31, 2024, we do not expect Phase I of the Mexican ETS will have a material adverse impact on our results of operations, liquidity, and financial condition.

As of December 31, 2024, taxes on the extraction of raw materials and/or GHG emissions (the “Ecological Taxes”) are in effect or will come into effect in 18 states. Seven of those states’ Ecological Taxes have a direct impact on Cemex’s operations and, as of December 31, 2024, are in effect: Quintana Roo, Nuevo León, Querétaro, Yucatán, Estado de Mexico, San Luis Potosí, and Coahuila. In these states, the Ecological Taxes on the extraction of raw materials range from 0.11 Units of Measurement and Update (Unidad de Medida y Actualización) (“UMA”) per m3 of material to 1.5 UMAs per m3 of material; and Ecological Taxes on CO2 e emissions range from Ps 58 per ton of CO2 e ($2.78 per ton of CO2 e as of December 31, 2024, based on an exchange rate of Ps 20.83 to $1.00) to 5.6 UMAs or Ps 607.9 per ton of CO2 e ($29.18 per ton of CO2 e as of December 31, 2024, based on an exchange rate of Ps 20.83 to $1.00). As of December 31, 2024, an UMA equals Ps 108.57 ($5.21 as of December 31, 2024, based on an exchange rate of Ps 20.83 to $1.00). As of December 31, 2024, Cemex has filed constitutional challenges against the Ecological Taxes in (i) Quintana Roo, which was resolved in Cemex’s favor, and thus, Cemex is not bound to pay the state’s Ecological Taxes; (ii) Coahuila, which was resolved in Cemex’s favor and thus, Cemex is not bound to pay the state’s Ecological Taxes; (iii) Yucatán, which was resolved against Cemex, and, as of December 31, 2024, we are evaluating next steps we may take to prevent the application of these taxes to our operations; (iv) Querétaro, which is

CEMEX • 2024 20-F REPORT • 138

PART I

expected to be resolved in the next two years; and, (v) Estado de México, which is expected to be resolved in the next two years. As of December 31, 2024, Cemex, in the states where it would still be allowed to, expects to file constitutional challenges against the Ecological Taxes where constitutional challenges have not yet been filed. If Cemex is unable to obtain favorable resolutions relating to the constitutional challenges in the states where they are yet to be resolved and the states where constitutional challenges are expected to be filed, as of December 31, 2024, we expect that the aggregate impact of the Ecological Taxes could have an adverse impact on our results of operations, liquidity, and financial condition, which could even be material depending on the volume of raw materials that are extracted and/or the levels of GHG emissions, if any; however, notwithstanding these adverse effects, this development is not expected to adversely affect our operations and commercial relationships with clients or suppliers or our ability to meet our financial obligations.

Energy Procurement

On August 12, 2014, a package of energy reform legislation became law in Mexico. The then newly enacted energy reform legislation, which included nine new laws, as well as amendments to existing laws, implemented the December 2013 constitutional energy reform and established a new legal framework for Mexico’s energy industry. One of the new laws that was enacted is the Electric Industry Law (Ley de la Industria Eléctrica) (the “Electric Industry Law”), which establishes a legal framework for electricity-related activities in Mexico and structurally changed the national electric industry, creating a wholesale energy market in which companies can acquire power and associated products, directly from market participants, which include privately owned generators and suppliers, as opposed to only acquiring energy from the Federal Electricity Commission (Comisión Federal de Electricidad) (“CFE”). On October 31, 2014, certain rules and regulations related to the energy reform legislation, including the regulations of the Electric Industry Law, were published. As part of the Electric Industry Law, a system for tradable clean energy certificates was created and certain clean energy procurement obligations were imposed on consumers. The clean energy procurement obligations for 2018 to 2025 were announced by the Mexican Energy Regulatory Commission (Comisión Reguladora de Energía) (“CRE”) at 5%, 5.8%, 7.4%, 10.9%, 13.9%, 13.9%, 13.9%, and 13.9%, respectively. Further increases to this requirement are expected for future years. Cemex’s operations in Mexico have ongoing commitments to procure power from renewable projects operating under the “self-supply” framework of the former Electric Energy Public Service Law, and the energy supplied under these contracts is exempted from the clean energy obligation. Nonetheless, since 2018, from time to time, we have acquired clean energy certificates in an immaterial amount to comply with the clean energy obligations for the fraction of energy supply that does not come from clean generators. Over time, according to the penalty levels set by the CRE, non-compliance with the clean energy procurement obligations could have a material adverse impact on our business or operations in Mexico, but as of December 31, 2024, we are not able to assess if any such impact would in turn have a material adverse impact on our results of operations, liquidity, and financial condition. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico—Constitutional Energy Reform” for information regarding the recent replacement of the Electric Industry Law.

On September 8, 2015, the Electricity Market Rules (Bases del Mercado Eléctrico) (the “Rules”) were published in the Official Mexican Gazette and became effective on September 9, 2015. The Rules contain the design and operation principles of the different components of the wholesale electricity market (the “Electricity Market”) and, together with the Electric Industry Law and several administrative provisions and guidelines issued by CRE, regulate the possibility for consumers to enter into supply agreements with CFE or with private suppliers participating in the Electricity Market. As of December 31, 2024, we are authorized participants in the Electricity Market. Additionally, Cemex participated as a buyer in the third long-term power auction organized in 2017 by CENACE, through the clearinghouse in charge of the agreements awarded through the auctions and was awarded a 20-year contract for 16,129 clean energy certificates per year for compliance starting in 2020 and 14.9 GWh/a of electric power.

CEMEX • 2024 20-F REPORT • 139

PART I

During 2016, a new electrical standards code for the national grid’s operation was issued in Mexico (Código de Red) (the “Code”). The Code establishes new standards for electrical operation and safety that begun to be enforced in 2019 against consumers connected to the national grid, including Cemex and generators. On December 31, 2021, the CRE published a resolution in the Official Mexican Gazette through which it issued a revised version of the Code (the “2.0 Code”). The 2.0 Code came into force as of January 1, 2022, and among other things, provides (i) the technical requirements applicable to load centers that are connected, or intend to connect, to the public service for the generation, transmission and distribution of electric energy (the “National Electric System”) at medium or high tension, in order to guarantee the efficiency, quality, reliability, continuity, safety and sustainability of the system, (ii) the obligation for renewable power plants to participate in primary frequency control, (iii) a procedure to execute root cause assessments of disturbances in the National Electric System and (iv) a new procedure to reduce the generation of electric power upon the occurrence of extraordinary conditions in the National Electric System. As of December 31, 2024, compliance with the 2.0 Code has not required material investments across our operating assets in Mexico and we do not foresee that it will be required in the future.

On May 28, 2020, during an extraordinary meeting, the CRE approved two resolutions which call for increases to the transmission charges payable to the CFE by all electric power generators, with renewable and conventional power plants, operating under interconnection agreements granted pursuant to the framework of the Electricity Energy Public Service Law (Ley del Servicio Público de Energía Eléctrica) (“Grandfathered Generators”) which are subject to the laws and regulations that were applicable before entry into force of the Electric Industry Law (the “CRE Resolutions”). Under the CRE Resolutions, these new wheeling charges for the transmission service constitute an exponential and immediate increase for Grandfathered Generators and were applied by CFE as of July 2020. While the entities legally obliged to pay for those transmission costs are Grandfathered Generators, the end-users of self-supply projects must hold a minority participation in the Grandfathered Generators from whom they receive the power supply. Thus, depending on the structure agreed in the corresponding power supply agreements (which could consist of pass-through provisions for such transmission costs), end-users under the grandfathered “self-supply” scheme, including Cemex, may run the risk of transmission costs and be obligated to pay the relevant grandfathered projects for said incremental costs.

As of December 31, 2024, the Grandfathered Generators that supply electric energy to our operations in Mexico have all obtained injunctions against the applicable CRE Resolutions and two of them have obtained favorable resolutions in their constitutional challenges, nullifying all the provisions and effects of the CRE Resolutions. These favorable resolutions are final and definitive as no further recourse is available. As wheeling charges under certain arrangements with the Grandfathered Generators that supply electric energy to our operations in Mexico are structured under a pass-through mechanism typical of these types of “self-supply” projects, an adverse resolution in the constitutional challenges filed by the other Grandfathered Generators would have exposed Cemex to the increases called for by the CRE Resolutions and would have entailed an increase in the electricity transmission charges for our plants in Mexico. On August 28, 2020, we filed a constitutional challenge against the CRE Resolutions applicable to Grandfathered Generators operating conventional power plants, which we withdrew in March 2024. These withdrawals do not have a negative impact for Cemex, considering the Energy Industry Law Reform has been declared unconstitutional (as described below), and the Grandfathered Generators have obtained favorable resolutions to the constitutional challenges filed against the increase in transmission charges and were granted authorization to participate and operate in the Electricity Market. As of December 31, 2024, this matter and any proceedings related thereto are considered finalized and should not have a material adverse impact on our business, operations and contractual obligations in Mexico.

On March 9, 2021, a decree amending several key provisions of the Electric Industry Law was published in the Official Mexican Gazette (the “Energy Industry Law Reform”). The Energy Industry Law Reform, among other consequences, (i) strengthens CFE’s powers in Mexico’s energy sector and grants its hydropower and conventional power plants

CEMEX • 2024 20-F REPORT • 140

PART I

preferential grid dispatch over privately-owned plants and priority on the use of transmission and distribution infrastructure over power plants owned by private parties relegating the current position private suppliers hold in the dispatch order; (ii) changes the economic dispatch in the Electricity Market from variable production costs to total unit costs; (iii) restricts the access to the national grid and general distribution network infrastructure by establishing new discretionary rules and restrictions on open access for interconnection requests to the national grid; (iv) subjects applications for power generation permits to new requirements for meeting certain planning criteria discretionarily established by the Mexican Ministry of Energy (Secretaría de Energía, the “SENER”); (v) changes the methodology to determine the granting of clean energy certificates, allowing plants built before the publication of the Electric Industry Law to issue certificates; and (vi) allows the CRE to (x) unilaterally and retroactively revoke any power generation permits granted to Grandfathered Generators, if found to have been obtained fraudulently, and (y) allows CFE to renegotiate power purchase agreements entered with independent power producers, both of which are subject to the laws and regulations that were applicable before the Mexican energy reform of 2014. Shortly thereafter, federal judges granted injunctions under constitutional challenges filed by several private generators (including the Grandfathered Generators that supply electric energy to our operations in Mexico) and other participants in the Electricity Market affected by the amendments, temporarily suspending the effects of the Energy Industry Law Reform not only with respect to the parties that filed the constitutional challenges, but also on a general basis for all participants in the Electricity Market, though SENER filed appeals to challenge such rulings. By the end of the third quarter of 2021, several injunctions granted on a general basis had been revised by Federal Circuit Courts of Appeals to limit their protective effects exclusively to private generators that filed constitutional challenges against the Energy Industry Law Reform, including the Grandfathered Generators that supply electric energy to our operations in Mexico. On April 8, 2021, a group of Senators filed an unconstitutionality claim (acción de inconstitucionalidad) (the “Unconstitutionality Claim”) against the Energy Industry Law Reform. Moreover, on April 22, 2021, Mexico’s antitrust regulator (Comisión Federal de Competencia Económica) (“COFECE”) filed a legal controversy claim with the Mexican Supreme Court arguing that the Energy Industry Law Reform adversely affects the competitive nature of Mexico’s energy market. Although on April 7, 2022, the Mexican Supreme Court dismissed the Unconstitutionality Claim as it did not reach the required votes to declare the unconstitutionality of any of the contested provisions of the Energy Industry Law Reform, it laid out several arguments in its decision that could form the basis for future resolutions to ongoing constitutional challenges in favor of declaring the unconstitutionality of the different provisions of such reforms. Additionally, COFECE’s controversy claim was dismissed by the Supreme Court on April 18, 2022. The Mexican Supreme Court’s dismissal of the Unconstitutionality Claim and COFECE’s controversy did not revoke the injunctions granted against the enforcement of the Energy Industry Law Reform (including those granted to the Grandfathered Generators that supply electric energy to our operations in Mexico). In February 2024, the Mexican Supreme Court declared the Energy Industry Law Reform unconstitutional, and the constitutional challenges filed against the Energy Industry Law Reform by the private generators were withdrawn during the first quarter of 2024. As of December 31, 2024, this matter should not have a material adverse impact in our operations, results of operations, liquidity, and financial condition.

On May 21, 2021, SENER published in the Official Mexican Gazette the “Decree by means of which several provisions of the Hydrocarbons Law are added and amended” (Decreto por el que se reforman y adicionan diversas disposiciones de la Ley de Hidrocarburos or the “Hydrocarbons Law Reform”), imposing additional burdens to private parties who carry out activities related to petroleum, petroleum derivates and natural gas, to the benefit of CFE and PEMEX, and could potentially affect end-users, such as Cemex. The Hydrocarbons Law Reform entered into force on May 5, 2021, among other things, (i) increases requirements for obtaining new permits, (ii) imposes new conditions on existing permits and (iii) imposes new grounds for revocation of permits. We have not yet determined if the Hydrocarbons Law Reform could have a material adverse impact on our results of operations, liquidity, or financial condition. Although several federal judges had originally issued injunctions against the Hydrocarbons Law Reform, which prevented its application on a general basis, as of December 31, 2024, some of the decisions of the federal

CEMEX • 2024 20-F REPORT • 141

PART I

judges granting such injunctions have been reversed by Federal Circuit Courts of Appeals, which have lifted some of the injunctions and dismissed some constitutional challenges filed by private parties against the Hydrocarbons Law Reform. However, the legal effects of the amendments introduced by the Hydrocarbons Law Reform will continue to be suspended until Federal Circuit Courts of Appeals revoke the last of the injunctions granted on a general basis. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico—Constitutional Energy Reform” for information regarding the recent replacement of the Hydrocarbons Law Reform.

On October 23, 2023, a presidential decree was published in the Official Mexican Gazette establishing measures to combat the illicit fuel market related to the import of goods regulated by SENER. As a result of this presidential decree, an import permit from SENER is now required to import pet coke. As of December 31, 2024, we have an import permit set to expire on December 17, 2025. As of December 31, 2024, even though we believe we should be able to renew this permit in the future, our inability to obtain a renewal of the permit could have a material adverse impact on our operations, results of operations, liquidity, and financial condition.

On October 31, 2024, a constitutional amendment on energy, internet, transportation and state-owned productive companies’ matters (the “Constitutional Energy Reform”) came into force. The Constitutional Energy Reform aims to ensure that, although private entities will be able to participate in activities in the electricity industry, state-owned companies will have priority, with the obligation to guarantee social responsibility, continuity and accessibility of the electricity service. As of December 31, 2024, we cannot assess with certainty if the Constitutional Energy Reform and its implementing laws and regulations will have a material adverse impact on our results of operations, liquidity, and financial condition.

In December 2024, Mexico amended its Constitution with the aim of administrative simplification, streamlining government structure, eliminating redundant administrative processes that increase operational costs, and simplifying procedures. Among the main changes introduced in this reform, include the dissolution of seven autonomous regulatory bodies whose functions are to be absorbed by the executive branch, including (i) CRE, through the SENER, (ii) the National Hydrocarbons Commission (Comisión Nacional de Hidrocarburos) (“CNH”), through the SENER, and (iii) COFECE, through a new competition agency with legal personality and independent assets, as well as technical and operational autonomy in its decisions, organization, and functioning. As of December 31, 2024, implementing laws and regulations of these constitutional reforms are not in effect. As of December 31, 2024, we cannot assess with certainty if this constitutional reform and its implementing laws and regulations could have a material adverse impact on our operations, results of operations, liquidity, and financial condition.

United States

Our operating subsidiaries in the United States are subject to a wide range of U.S. federal, state and local laws, regulations and ordinances dealing with the protection of human health and the environment that are strictly enforced and can lead to significant penalties for noncompliance. These laws regulate, among other things, water discharges, noise, emissions of air pollutants (including dust), and the handling, use and disposal of hazardous and non-hazardous waste materials. U.S. laws and regulations also expose us to the risk of substantial environmental costs and liabilities for environmental contamination, including contamination associated with divested assets and past activities and, in some cases, the acts and omissions of the previous owners or operators of a property or facility. Those laws may result in liable parties sharing the costs of cleaning up releases to the environment of designated hazardous substances or they may result in a single liable party bearing all the costs of cleanup, even if more than one party contributed to the contamination. We therefore may have to conduct environmental remediation associated with the disposal or release of hazardous substances at our various operating facilities, or at sites in the United States to which we sent hazardous waste for disposal. We believe that our procedures and practices as of December 31, 2024 for handling and managing

CEMEX • 2024 20-F REPORT • 142

PART I

materials are generally consistent with industry standards and legal requirements. We also believe that we take appropriate precautions designed to protect employees and others from harmful exposure to hazardous materials.

As of December 31, 2024, Cemex, Inc. and its subsidiaries had accrued liabilities specifically relating to environmental matters in the aggregate amount of $37.2 million. The environmental matters relate to (i) the disposal of various materials, in accordance with past industry practice, that might be categorized as hazardous substances or waste and (ii) the cleanup of hazardous substances or waste at sites used or operated by Cemex, Inc. and its subsidiaries including discontinued operations, either individually or jointly with other parties. Most of these matters are in the preliminary stages, and a final resolution might take several years. Cemex, Inc. and its subsidiaries accrue for liability when we determine it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. The ultimate cost that might be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work, and negotiations with, or litigation against, potential sources of recovery have been completed. Actual cost therefore may be greater than or less than the amounts accrued. Based on the information developed as of December 31, 2024, Cemex, Inc. does not believe it will be required to spend significant sums on these matters in excess of the amounts previously recorded.

In 2007, the EPA launched a CAA enforcement initiative against the U.S. cement industry. The primary goal of the initiative was to assess the industry’s historic compliance with the CAA’s New Source Review program and to reduce emissions from the industry through the installation of add-on controls. We actively engaged with the EPA on its investigations, which involved multiple of our facilities in the United States, and entered into four settlements involving a total of $6.1 million in civil penalties and a commitment to incur certain capital expenditures for pollution control equipment at our Victorville, California; Fairborn, Ohio (divested on February 10, 2017); Lyons, Colorado; Knoxville, Tennessee; Louisville, Kentucky (divested on March 6, 2020); Demopolis, Alabama; Odessa, Texas (divested on November 18, 2016); and New Braunfels, Texas plants. Based on our past experience with such matters and currently available information, as of December 31, 2024, we believe any further proceedings should not have a material adverse impact on our results of operations, liquidity, and financial condition.

In 2002, Cemex Construction Materials Florida, LLC (formerly Rinker Materials of Florida, Inc.) (“Cemex Florida”), a subsidiary of Cemex, Inc., was granted a federal quarry permit and was the beneficiary of another federal quarry permit, for the Lake Belt area in South Florida. The permit held by Cemex Florida covered its SCL and FEC quarries. Cemex Florida’s Kendall Krome quarry is operated under the permit of which it was a beneficiary. The FEC quarry is the largest of Cemex Florida’s quarries measured by volume of aggregates mined and sold. Cemex Florida’s Miami cement mill is located at the SCL quarry and is supplied by that quarry, while the FEC and Kendall Krome quarries have supplied aggregates to Cemex and third-party users. Environmental groups challenged those permits in court, which resulted in their withdrawal. In response to that litigation, the Army Corps of Engineers (“Corps”) conducted a multi-year review that ended with the issuance of new federal quarry permits for the FEC and SCL quarries. Excavation of new aggregates was stopped at the FEC and SCL quarries from January 20, 2009, until new permits were issued. Furthermore, permits to extend the areas available to mine at the FEC and SCL quarries were received on May 7, 2020, and July 22, 2020, respectively. The Corps later concluded that the wetlands at the Kendall Krome quarry are not subject to the jurisdiction of the Clean Water Act. Therefore, Clean Water Act permits are not required to continue mining at the Kendall Krome site. If Cemex Florida is unable to maintain the new Lake Belt permits, to the extent available, Cemex Florida would need to source aggregates from other locations in Florida or import aggregates. This would likely affect operating income from our operations in Florida. As of December 31, 2024, any adverse impacts on our Florida operations arising from the cessation or significant restriction of quarrying operations in the Lake Belt area could also have a material adverse impact on our results of operations, liquidity, and financial condition.

CEMEX • 2024 20-F REPORT • 143

PART I

Our operations in the United States are subject to a number of federal and state laws and regulations addressing climate change. On the federal side, EPA has promulgated a series of regulations pertaining to emissions of GHG from industrial sources. EPA issued the Mandatory Reporting of GHGs Rule, effective December 29, 2009, which requires certain covered sectors, including cement manufacturing, with GHG emissions above an established threshold to inventory and report their GHG emissions annually on a facility-by-facility basis. In addition, EPA has established GHG thresholds for the New Source Review Prevention of Significant Deterioration (“PSD”) and Title V Operating Permit programs (“Title V”). Cement production facilities are included within the categories of facilities required to obtain permits, provided that their GHG and other emissions exceed the applicable thresholds in the tailoring rule.

The PSD program requires new major sources of regulated pollutants and major modifications at existing major sources (in areas where the air quality meets any national ambient air standard) to secure pre-construction permits that establish, among other things, emissions limits on pollutants based on Best Available Control Technology (“BACT”).

According to EPA’s rules, new cement plants that are major sources of non-GHG pollutants regulated under the CAA, and existing cement plants that are both major sources of non-GHG pollutants and undergoing a major modification for non-GHG pollutants, and that will increase CO2e by 75,000 or more tons per year, need to obtain a PSD permit with GHG emissions limits based on BACT controls. Complying with these PSD permitting requirements can involve significant costs and delay. As of December 31, 2024, the costs of future GHG-related regulation of our facilities through these efforts or others could have a material economic impact on our U.S. operations and the U.S. cement manufacturing industry, which in turn could have a material adverse impact in our results of operations, liquidity, and financial condition.

With respect to state efforts to address climate change, in 2006, the State of California adopted the Global Warming Solutions Act (“Assembly Bill 32” or “AB32”) setting into law the goal of reducing the State’s carbon dioxide emissions. As part of the measures derived from AB32, the California Air Resources Board (“CARB”) developed a cap-and-trade program, enforced from 2013, that covers most industrial sources of GHG emissions in the State, including cement production facilities. The program involves setting a declining overall cap on emissions, allocating a declining number of allowances free of charge to covered installations, and conducting quarterly allowance auctions. Regulated facilities must subsequently surrender back to the regulator a number of allowances or qualified offset credits matching their verified emissions during the compliance period. Based on the free allowances received, our Victorville cement plant met all of its compliance obligations for the second compliance period (2015-2017) without a material impact on its operating costs; and also met all of its compliance obligations for the third compliance period (2018-2020) without a material impact on its operating costs. Furthermore, as of December 31, 2024, for our operations in California, we are actively pursuing initiatives to substitute fossil fuels for lower carbon fuels, improve our energy efficiency and utilize renewable power in an effort to economically reduce our direct and indirect GHG emission intensities. However, even with these ongoing efforts and the expected distribution of free allowances, as of December 31, 2024, the measures corresponding to future compliance periods of AB32, which may eventually require us to purchase emission allowances at increased prices due to their reduced availability, and the resulting overall costs of complying with a cap-and-trade program, could have an impact on our operations in California, which in turn could have an adverse impact on the results of operations, liquidity, and financial condition of our operations in the United States, and consequently on us.

In 2007, CARB approved a regulation that requires California equipment owners/operators to reduce diesel particulate and nitrogen oxide emissions from in-use off-road diesel equipment and to meet progressively more restrictive emission targets. In 2008, CARB approved a similar regulation for in-use on-road diesel equipment. The emission targets require us to retrofit our California-based equipment with diesel emission control devices or replace equipment with new engine technology in accordance with certain deadlines. As of December 31, 2024, compliance with the

CEMEX • 2024 20-F REPORT • 144

PART I

CARB regulations has resulted in equipment related expenses or capital investments, including overhauling engines and purchases of new equipment related to the CARB regulations, in excess of $120.0 million. As of December 31, 2024, we estimate that we may continue to incur substantial expenditures to comply with these requirements.

In 2019, Colorado adopted the Climate Action Plan to Reduce Pollution (House Bill 19-1261) (“CCAP”). The CCAP sets into law a goal to reduce the state’s GHG pollution levels by 26% by 2025, 50% by 2030 and 90% by 2050 compared to 2005 levels. Rulemaking to implement CCAP is now ongoing by the Colorado Department of Public Health and Environment, Air Pollution Control Division, and the resulting rules and regulations could result in requirements for additional emissions control technology and other changes in operating processes for cement manufacturers. Further, on October 22, 2021, the Colorado Air Quality Control Commission adopted the Greenhouse Gas Emissions and Energy Management for Manufacturing in Colorado rule (the “GEMM”). The GEMM became effective on December 15, 2021. The GEMM objective is to reduce air pollution, save energy, and improve air quality in communities near emitting facilities. It requires specific facilities in the state that produce 50,000 tons or more in GHG emissions, including our construction materials facility in Lyons, to, among other things, prepare and submit to the Air Pollution Control Division an energy and GHG audit demonstrating that they are using GHG Best Available Control Technologies and Energy Best Management Practices. If the audit shows a facility is using GHG Best Available Control Technologies and Energy Best Management Practices, it will still be required to reduce its GHG emissions by 5%. On the other hand, if a facility’s audit shows it is not using such best controls to save energy and reduce GHG emissions, it will need to reduce the same amount of emissions that those best controls would achieve, plus reduce an additional 5% in total GHG emissions. Additionally, in July 2021, Colorado adopted the Environmental Justice Act (House Bill 21-1266) (the “EJA”), which requires Colorado’s manufacturing sector as a whole to reduce GHG emissions 20% by 2030, based on 2015 reported emissions. The APCD submitted a proposal for the EJA (or GEMM Phase 2) to the Air Quality Control Commission in September 2023, and the rule was adopted on October 20, 2023. As of December 31, 2024, we are complying with GEMM Phase 1 and the EJA, which became effective on December 15, 2023.

Europe

European Union

In the EU, the cement sector is subject to a range of environmental laws of the EU and of individual Member States. The key EU laws are discussed in more detail below. More broadly, the European Climate Law sets a legally binding target of climate neutrality for the EU by 2050. EU institutions and the Member States are bound to take the necessary measures at EU and Member State level to meet the target, considering the importance of promoting fairness and solidarity among Member States. It also sets a 2030 climate target of at least 55% reduction of net emissions of GHG in comparison to 1990.

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

In order to define BAT and the BAT-associated environmental performance at EU level, the European Commission organizes an exchange of information with experts from Member States, industry and environmental organizations. The European Commission adopts and publicizes BAT Reference Documents (“BREFs”) for the industry sectors covered by the IED. A key element of the BREFs are the conclusions on BAT (“BATC”), which are used as a reference for setting

CEMEX • 2024 20-F REPORT • 145

PART I

permit conditions. The IED allows competent authorities some flexibility to set less strict emission limit values. This is possible only in specific cases where an assessment shows that achieving the emission levels associated with BAT described in the BATC would lead to disproportionately higher costs compared to the environmental benefits due to the geographical location or the local environmental conditions or the technical characteristics of the installation. The competent authority shall always document its justification for granting such derogations.

In April 2013, pursuant to European Commission Decision No. 2013/163/EU, the European Commission published BATC under the IED for production of cement, lime, and magnesium oxide, together with specific emission levels. This document sets out an extensive list of technical requirements for most aspects of the cement manufacturing process in the EU, with a view to prevention and minimization of all polluting emissions. Under the IED, permitting authorities must review and, if necessary, update permit conditions within four years of the European Commission publishing decisions on BATC for a particular activity. In July 2024, the IED was amended by Directive 2024/1785, with a two-year transition period for EU Member States, with no new significant specific requirements for the cement sector.

As of December 31, 2024, a total of five BREFs of the existing 37 BREFs are being reviewed. As of December 31, 2024, this has the potential to require our operations in Europe to be adapted to conform to the latest BAT, which in turn could impact our operations.

As of December 31, 2024, we believe that our operations in EU Member States will be impacted given the change in regulatory approach heralded by the legislation. As of December 31, 2024, we are not able to assess the degree of impact that the future BAT requirements that come into effect under the IED will have on our operations in EU Member States.

EU Emissions Trading

The EU established an emissions trading system (“EU ETS”) by means of Directive 2003/87/EC, creating a mechanism that, as of December 31, 2024, imposes a market-determined price on the emissions of certain GHGs, including CO2 from installations and operators in the electricity and heat generation, industrial manufacturing aviation and maritime sectors. Compliance entities are required to surrender an allowance in respect of each metric ton of emissions during a calendar year, which are covered by the EU ETS.

The EU ETS implements a ‘cap-and-trade’ approach, in which the total number of allowances available (the “cap”) decreases over time. Operators either receive a free allocation of allowances (pursuant to industry-wide benchmarks) or buy allowances from centralized auctions or from third parties. The allowances are freely tradable. Failure to surrender allowances is subject to significant monetary penalties of €100 (plus indexation) for each metric ton emitted in respect of which allowances were not surrendered, in addition to the operator having to surrender the relevant number of allowances. As of December 31, 2024, our qualifying operations in the EU, including our clinker production plants, are subject to the EU ETS.

EU policymakers and legislators have traditionally used the free allocation of allowances as a principal way to reduce the risk of carbon leakage driven, for example, by increased imports from countries that do not have climate change control, or the risk that energy-intensive industries, facing higher costs because of the EU ETS, will move their facilities beyond the EU’s borders to these countries, thus resulting in a leakage of CO2 emissions without any environmental benefits.

The cement industry should continue to receive free allocation until the end of 2025. We have discussed the interaction of free allocation of allowances and the EU CBAM (as defined below).

Free allocation of allowances to operators, including those in the cement industry, will be phased out over a nine-year period from 2026 until 2034, as follows: 2026: 2.5%, 2027: 5%, 2028: 10%, 2029: 22.5%, 2030: 48.5%, 2031: 61%,

CEMEX • 2024 20-F REPORT • 146

PART I

2032: 73.5%, 2033: 86%, 2034: 100%. For sectors that produce goods covered by the EU CBAM, the reduction of free allocation will be implemented by a gradual reduction while the EU CBAM is phased in from 2026 to zero free allocation in 2034 and onwards.

As of December 31, 2024, unless Cemex is able to ensure new clean technologies and decarbonization processes are developed and implemented, even after considering market pricing dynamics and the implementation of mitigation measures to reduce emissions in our operations, the phasing out of free allocation of allowances under the EU ETS for the cement industry and other changes to the EU ETS are expected to have an adverse impact on our operations and results of operations, liquidity, and financial condition. However, as of December 31, 2024, we expect that, due to the current availability of emission allowances and ongoing mitigation initiatives, the aggregate amount of allowances that will be annually allocated for free to Cemex in Phase IV should be sufficient for our operations in Europe until at least the end of 2028. If additional emission allowances would need to be purchased, such emission allowances may be purchased at increased prices, for example, due to market volatility and further changes to the EU ETS, and this could have an adverse impact on our operations and results of operations, liquidity, and financial condition. As of December 31, 2024, we are not able to assess the future cost of allowances with any certainty.

EU CBAM

In order to help address the problem of carbon leakage (explained above), the EU has implemented a Regulation establishing a Carbon Border Adjustment Mechanism (“EU CBAM”) ((EU) 2023/956). The EU CBAM applies to imports of certain goods and selected precursors whose production is carbon intensive and at most significant risk of carbon leakage: cement, iron and steel, aluminum, fertilizers, electricity, and hydrogen (“CBAM Goods”).

During the transitional phase, which is in effect until December 31, 2025, importers are required to report on a quarterly basis the total verified GHG emissions embedded in goods imported in a given calendar year, detailing direct and indirect emissions as well as any carbon price effectively paid in a third country. By January 1, 2026, all importers must be registered as an ‘authorized EU CBAM declarant’ in order to be eligible to import CBAM Goods.

Once the permanent system enters into force on January 1, 2026, importers will need to declare each year the quantity of goods imported into the EU in the preceding year and their embedded GHG. They will then surrender the corresponding number of EU CBAM certificates. The price of the certificates will be calculated depending on the weekly average auction price of EU ETS allowances expressed in euro per metric ton emitted. The phasing-out of free allocation under the EU ETS will take place in parallel with the phasing-in of EU CBAM in the period 2026-2034. We expect that by 2030, this phasing out will reduce our free allocations under the EU ETS by approximately four million European Union Allowances, each equivalent to one metric ton of CO2e. However, as of December 31, 2024, due to market pricing dynamics and the implementation of mitigation measures to reduce emissions in our operations, and unless there is market volatility and we have delays in the implementation of our mitigation efforts to reduce emissions, we do not expect a material adverse impact on our operations, results of operations, liquidity, and financial condition.

EU Taxonomy

The EU has established a classification system that sets out a list of environmentally sustainable economic activities under Regulation (EU) 2020/852 (the “EU Taxonomy”). Its primary use is to support the mandatory disclosure of sustainable investments and assets by investors, banks, and corporates in the EU. It will also be used for determining whether activities are eligible for green bonds use of proceeds criteria under the EU Green Bond Standard. Technical Screening Criteria developed under the EU Taxonomy set out the standards that certain activities in the cement sector must achieve in order to be categorized as “environmentally sustainable.” As of December 31, 2024, Cemex is not required to report under the EU Taxonomy. Nonetheless, Cemex voluntarily provides certain information in

CEMEX • 2024 20-F REPORT • 147

PART I

accordance with the EU Taxonomy. In addition to imposing certain reporting obligations, the classification of a company’s activities under the EU Taxonomy could, among other things, influence Cemex’s ability to access funds for certain projects, the financial markets, or financial products and may result in an increase in the cost of capital or gradually reduced access to financing as a result of financial institutions’ compliance with EU Taxonomy.

UK Permitting

Existing EU BATC, which aim to prevent or reduce emissions and impacts on the environment, continue to have effect in the United Kingdom. The United Kingdom no longer needs to meet the requirements of any new EU BATC, except for Northern Ireland (“NI”) where the NI Protocol sets out the sectors remaining under EU IED. The UK Government, Scottish Government, Welsh Government and NI Department for Agriculture, Environment and Rural Affairs are leading the development of the UK BATC. UK BATC will be determined through an evidence-based approach with industry, regulators, and non-governmental organizations. A number of UK BATC have been initiated or are in the draft form, but not in respect of the cement sector. As of December 31, 2024, we are not able to assess the degree of impact that any future BATC requirements that come into effect under the UK permit requirements will have on our operations in the United Kingdom.

UK ETS

As of January 1, 2021, an independent emissions trading system in the United Kingdom (the “UK ETS”) replaced the EU ETS in the United Kingdom (other than in respect of NI electricity generation). The UK ETS applies to energy intensive industries (including the cement sector), the power generation sector and aviation.

The UK ETS functions in a similar way to the EU ETS, but there are now significant differences between the rules of the two schemes / systems. The UK ETS commenced in 2021 with a cap that was 5% lower than it would have been under the EU ETS. As of December 31, 2024, it has a cap that is consistent with net zero. Free allocations of allowances are available in certain circumstances.

Like the EU ETS, the UK ETS is divided into phases. Initially, the first phase, known as an allocation period, would run from 2021 to 2025 and the second phase would run from 2026 to 2030. In December 2024, the UK Government confirmed it would delay the start of the second allocation period of the UK ETS by one year, so that the second allocation period will now run from 2027 to 2030 and will be aligned with the launch of the UK CBAM in 2027 (as described below). The UK Government has put two mechanisms in place to guard against extreme highs and lows in pricing: the Auction Reserve Price and the Cost Containment Mechanism.

As of December 31, 2024, although the UK ETS provides continuity after the transition from the EU ETS, it is not possible to predict with certainty how Cemex in the United Kingdom will be affected by the UK ETS. The aggregate amount of allowances allocated to Cemex under the UK ETS may not be sufficient for our operations in the UK; and, therefore, Cemex may require to purchase emission allowances at some point in time. It may be necessary to purchase these emission allowances at increased prices due to potential insufficient liquidity and increased price volatility in the UK ETS compared to the EU ETS. All of this could have a material impact on our results of operations, liquidity, and financial condition.

UK CBAM

The UK Government announced that it will implement a UK Carbon Border Adjustment Mechanism (“UK CBAM”) by January 1, 2027. The purpose of the UK CBAM is to mitigate the risk of carbon leakage and support the decarbonization of UK industry. The UK CBAM will apply to imports of goods from the aluminum, cement, fertilizers, hydrogen, and iron and steel sectors.

CEMEX • 2024 20-F REPORT • 148

PART I

An entity’s CBAM liability will be calculated by multiplying the total GHG emissions emitted per type of CBAM good imported by the liable person by the relevant UK CBAM rate, less the carbon price payable overseas. The applicable rate will be set by the government according to a methodology which reflects carbon pricing in the UK ETS, free allocation of allowances under the UK ETS and the carbon price support rate of climate change levy on electricity generated using fossil fuels in Great Britain. The applicable legislation has not yet been published in draft form.

As of December 31, 2024, we do not expect a material adverse impact due to market prices dynamics and the implementation of mitigation measures to reduce emissions in our operations.

Great Britain Landfills

In Great Britain, future expenditure on closed and current landfill sites has been assessed and quantified over the period in which the sites are considered to have the potential to cause environmental harm, generally consistent with the regulatory view of up to 60 years from the date of closure. The assessed expenditure relates to the costs of monitoring the sites and the installation, repair, and renewal of environmental infrastructure. The costs have been quantified on a net present value basis in the amount of £142,549,415.93 ($178.44 million as of December 31, 2024, based on an exchange rate of £0.80 to $1.00) as of December 31, 2024, and we made an accounting provision for this amount.

Philippines Environmental Class Action

On September 20, 2018, a landslide occurred in Sitio Sindulan, Barangay Tina-an, Naga City, Cebu, Philippines (the “Landslide”), a site located within an area covered by mining rights of ALQC.

Until December 2, 2024, we were an indirect minority shareholder in ALQC, the principal raw material supplier of one of our former subsidiaries in the Philippines, APO Cement Corporation (“APO”).

On November 19, 2018, CHP and APO were served a summons concerning an environmental class action lawsuit filed by 40 individuals and one legal entity (on behalf of 8,000 individuals allegedly affected by the Landslide) at the Regional Trial Court of Talisay, Cebu (the “Cebu Court”), against CHP, ALQC, APO, the Mines and Geosciences Bureau of the Department of Environment and Natural Resources, the City Government of Naga, and the Province of Cebu, for “Restitution of Damage of the Natural and Human Environment, Application for the Issuance of Environmental Protection Order against Quarry Operations in Cebu Island with Prayer for Temporary Protection Order, Writ of Continuing Mandamus for Determination of the Carrying Capacity of Cebu Island and Rehabilitation and Restoration of the Damaged Ecosystems.”

In the complaint, among other allegations, plaintiffs claim that the Landslide occurred as a result of the defendants’ gross negligence; and seek, among other relief, (i) monetary damages in the amount of 4.3 billion Philippine Pesos ($74.08 million as of December 31, 2024, based on an exchange rate of 58.04 Philippine Pesos to $1.00), (ii) the establishment of a 500 million Philippine Pesos ($8.61 million as of December 31, 2024, based on an exchange rate of 58.04 Philippine Pesos to $1.00) rehabilitation fund, and (iii) the issuance of a Temporary Environment Protection Order against ALQC aiming to prevent ALQC from performing further quarrying activities while the case is still pending.

As of December 31, 2024, among other defenses and based on a report by the Mines and Geosciences Bureau of the Department of Environment and Natural Resources, CHP, APO and ALQC (individually, each a “Private Defendant” and collectively, the “Private Defendants”) deny liability and hold the position that the Landslide occurred due to natural causes.

CEMEX • 2024 20-F REPORT • 149

PART I

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

On December 2, 2024, we closed the divestment of our indirect interest in ALQC, APO and CHP. As of December 31, 2024, this matter should not have a material adverse impact on our results of operations, liquidity and financial condition.

As of December 2, 2024, only ALQC remained as a private defendant of the case regarding the environmental aspect of ALQC’s supposed violation of the Philippine Mining Act which purportedly caused damage to the environment and allegedly made ALQC liable for clean-up and rehabilitation.

Tariffs

The following is a discussion of tariffs on imported cement in some of the countries and regions in which we operate.

Mexico

Mexican tariffs on imported goods vary by product and have historically been as high as 100%. Over the years, import tariffs have been substantially reduced and currently range from none at all for raw materials to over 20% for finished products. As a result of North American Free Trade Agreement (“NAFTA”), starting January 1, 1998, the tariff on cement imported into Mexico from the United States or Canada was eliminated. The USMCA signed on November 30, 2019, and which supersedes NAFTA, was entered into force on July 1, 2020. The USMCA does not have any impact on tariffs on cement imported from the United States or Canada into Mexico.

While the lack of existence or reduction in tariffs could lead to increased competition from imports in the markets in Mexico in which we operate, it is possible that other factors, such as the cost of transportation incurred from most

CEMEX • 2024 20-F REPORT • 150

PART I

producers outside Mexico to central Mexico, traditionally the region of highest demand in Mexico, could be seen as a barrier to enter certain regions in Mexico in which we operate.

United States

In general, and aside from any other restrictions or prohibitions, as of December 31, 2024, any cement imported into the United States from Cuba and North Korea is subject to custom duties depending on the specific type of cement. Imports into the United States from Cuba and North Korea are generally prohibited due to the U.S. import/export controls and economic sanctions. In order to import cement and other products into the United States from Cuba or North Korea, an importer would be required to obtain a license from the U.S. government or otherwise establish the existence of a license exception.

On September 18, 2018, the United States Trade Representative released a list of $200 billion worth of Chinese imports that were to be subject to additional tariffs. This list included cement, clinker, slag cement, and granulated slag from the manufacture of iron or steel. These additional tariffs were effective starting September 24, 2018 and initially were in the amount of 10%. The United States announced an increase to 25%, which went into effect on May 10, 2019. On August 23, 2019, the United States announced that the current 25% import tariff would be increased to 30% by October 1, 2019. On September 11, 2019, the United States announced that implementation of this increase would be delayed to October 15, 2019, however, the implementation of that increase has since been delayed indefinitely.

Europe

EU Member States are subject to the uniform EU commercial policy. There is no tariff on cement imported into a country that is a member of the EU from another member country or on cement exported from an EU country to another member country. As of December 31, 2024, for cement imported into a member country from a non-member country, the tariff was 1.7% of the customs value. Any country with preferential treatment with the EU is subject to the same tariffs as members of the EU. Most Eastern European producers exporting cement into EU countries currently pay no tariff.

United Kingdom

Following the United Kingdom’s exit from the EU Single Market and Customs Union in early 2021, the United Kingdom is no longer required to abide by the EU’s Common External Tariff and has introduced its own UK Global Tariff schedule (the “UKGT”), which determines duties and tariffs on goods on a Most Favoured Nation basis in line with World Trade Organization principles. Pursuant to the UKGT, tariffs of 1.7% to 2.7% have been removed on over 40 construction products, including portland cement, marble, granite, various other types of building stone and plaster boards.

The United Kingdom has also entered into a trade agreement with the EU, known as the EU-UK Trade and Cooperation Agreement, which provides for continued trade without the imposition of tariffs and quotas.

Tax Matters

Mexico

On February 1, 2022, one of our subsidiaries in Mexico was notified of a tax assessment (oficio de observaciones) issued by the Mexican Tax Administration Service (Servicio de Administración Tributaria) (“SAT”), specifying that Ps 1,093 million ($52.47 million as of December 31, 2024, based on an exchange rate of Ps 20.83 to $1.00) in taxes were due as a result of certain rejected deductions, reclassification of deductions as depreciations and omitted valued-added tax payments corresponding to fiscal year 2016. On July 13, 2023, the SAT reduced its claim of taxes due to Ps 945 million ($45.36 million as of December 31, 2024, based on an exchange rate of Ps 20.83 to $1.00).

CEMEX • 2024 20-F REPORT • 151

PART I

In September 2023, we filed a motion requesting the SAT to reconsider the determinations made in the tax assessment (oficio de observaciones). As of December 31, 2024, the SAT has not issued a resolution with respect to this motion. As of December 31, 2024, we cannot assess with certainty the likelihood of an adverse result in this proceeding; but, if adversely resolved, we believe an adverse resolution should not have a material adverse impact on our results of operations, liquidity, and financial condition.

Colombia

On April 6, 2018, the Colombian tax authority (Dirección de Impuestos y Aduanas Nacionales, the “DIAN”) notified Cemex Colombia of a proceeding notice in which the DIAN rejected certain deductions made by Cemex Colombia in its 2012 year-end income tax return. The DIAN assessed an increase in taxes to be paid by Cemex Colombia in the amount of 124.79 billion Colombian Pesos ($28.32 million as of December 31, 2024, based on an exchange rate of 4,405.77 Colombian Pesos to $1.00) and imposed a penalty in the amount of 124.79 billion Colombian Pesos ($28.32 million as of December 31, 2024, based on an exchange rate of 4,405.77 Colombian Pesos to $1.00). On June 22, 2018, Cemex Colombia responded to the proceeding notice; and, on December 28, 2018, Cemex Colombia was notified of the issuance of an official liquidation confirming the information in the proceeding notice. Cemex Colombia filed an appeal for reconsideration on February 21, 2019 within the legal term. On January 8, 2020, Cemex Colombia was notified that the DIAN had, in response to the appeal filed by Cemex Colombia, confirmed the DIAN’s assessment that Cemex Colombia is required to pay increased taxes and corresponding penalties, as previously notified on April 6, 2018. On July 1, 2020, Cemex Colombia filed an appeal against the aforementioned resolution in the Administrative Court of Cundinamarca. The Administrative Court of Cundinamarca admitted the appeal on September 20, 2021. No amounts are required to be paid by Cemex Colombia until all available recourses have been filed and concluded. Additionally, on March 10, 2020, the DIAN issued a complementary administrative act “statement of objections” (pliego de cargos), in which the authority claims the payment of the credit balance that was originated in the tax declaration of the aforementioned year and that was offset by Cemex Colombia with taxes from subsequent years. Cemex Colombia filed its response on June 2, 2020. On October 25, 2021, the DIAN issued a resolution in relation to the “statement of objections” (pliego de cargos) confirming the imposed penalty due to inadmissible compensation. The aforementioned penalty comprises 56.82 billion Colombian Pesos ($12.89 million as of December 31, 2024, based on an exchange rate of 4,405.77 Colombian Pesos to $1.00) of the 124.79 billion Colombian Pesos ($28.32 million as of December 31, 2024, based on an exchange rate of 4,405.77 Colombian Pesos to $1.00) increase in taxes to be paid by Cemex Colombia assessed in 2018. Cemex Colombia filed the appeal before the Administrative Court of Cundinamarca on December 16, 2021. As of December 31, 2024, the Administrative Court of Cundinamarca has not scheduled a hearing date for the proceeding. Notwithstanding this pending resolution, as of December 31, 2024, Cemex considers that an adverse resolution after conclusion of all available defense procedures is not probable. However, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding. If this proceeding is adversely resolved, Cemex believes this could have a material adverse impact on the operating results, liquidity, or financial position of Cemex.

On September 5, 2018, the DIAN notified Cemex Colombia of a proceeding notice in which the DIAN rejected certain deductions taken by Cemex Colombia in its 2011 year-end income tax return. The DIAN assessed an increase in taxes to be paid by Cemex Colombia in the amount of 85.17 billion Colombian Pesos ($19.33 million as of December 31, 2024, based on an exchange rate of 4,405.77 Colombian Pesos to $1.00) and imposed a penalty in the amount of 85.17 billion Colombian Pesos ($19.33 million as of December 31, 2024, based on an exchange rate of 4,405.77 Colombian Pesos to $1.00). On November 30, 2018, Cemex Colombia responded to the proceeding notice. On May 15, 2019, Cemex Colombia was notified of the issuance of a tax assessment maintaining the initial rejection of the deductions taken by Cemex Colombia in its 2011 year-end income tax return. Cemex Colombia filed an appeal on July 11, 2019. On July 6, 2020, Cemex Colombia was notified about a resolution confirming the official liquidation. On October 22, 2020, Cemex Colombia filed an appeal against such resolution in the Administrative Court of

CEMEX • 2024 20-F REPORT • 152

PART I

Cundinamarca. If a final adverse resolution to Cemex Colombia is reached in this matter, in addition to any amounts to be paid in confirmation of the official liquidation, Cemex Colombia would, as of the payment date, be required to pay interest on the amounts that would be declared due as of the dates they would have had to be paid. The Administrative Court of Cundinamarca admitted the appeal on September 13, 2021. As of December 31, 2024, at this stage of the proceeding and considering all possible defenses available, while we cannot assess with certainty the likelihood of an adverse result in this special proceeding, we believe a final adverse resolution to this special proceeding is not probable. However, if adversely resolved, we believe such adverse resolution could have a material adverse impact on our results of operations, liquidity, and financial condition.

Furthermore, on June 8, 2020, the DIAN issued a complementary administrative act “statement of objections” (pliego de cargos), in which the authority claims the payment of the credit balance that was originated in the tax declaration of the aforementioned year and that was offset by Cemex Colombia with taxes from subsequent years. On December 17, 2020, Cemex Colombia announced that the DIAN had archived such “statement of objections” (pliego de cargos), which means the DIAN issued an administrative act by which it closed the complementary statement of charges that had been issued within the income tax process for the fiscal year 2011 earlier in 2020. With the aforementioned administrative act, as of December 31, 2024, the complementary procedure within the income tax process for the fiscal year 2011 is concluded, since the value of 2011 is included within the complementary process for the fiscal year 2012, and this complementary proceeding should not have a material adverse impact on our results of operations, liquidity, and financial condition.

Spain

Tax Assessment for the years 2006 to 2009

On July 7, 2011, the tax authorities in Spain notified Cemex España of a tax audit process in Spain covering the tax years from and including 2006 to 2009. The tax authorities in Spain have challenged part of the tax losses reported by Cemex España for such years. Cemex España has been formally notified of fines in the aggregate amount of €456 million ($472.56 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00) resulting from the July 7, 2011 tax audit process in Spain. On April 22, 2014, Cemex España filed appeals against such fines before the Tribunal Económico Administrativo Central (“TEAC”). On September 20, 2017, Cemex España was notified by the TEAC about an adverse resolution to such appeals. Cemex España filed a recourse against such resolution on November 6, 2017 before the National Court (Audiencia Nacional) and applied for the suspension of the payment of the fines. The National Court (Audiencia Nacional) admitted the recourse; and, on January 31, 2018, it notified Cemex España of the granting of the suspension of the payment, subject to the provision of guarantees on or before April 2, 2018. In this regard, Cemex España provided the respective guarantees in the form of a combination of a liability insurance policy and a mortgage of several assets in Spain owned by its Spanish subsidiary Cemex España Operaciones, S.L.U. On November 6, 2018, the National Court (Audiencia Nacional) confirmed the acceptance of the guarantees by the Spanish Tax Office, which suspended the obligation to effect the payment until the recourses are definitively resolved. On November 30, 2021, the National Court (Audiencia Nacional) issued a judgment rejecting the appeal filed by Cemex España against the resolution of the TEAC, confirming the imposed fines. This adverse judgment was notified to Cemex España on November 30, 2021. On February 25, 2022, Cemex España filed with the Spanish Supreme Court a request for a cassation appeal against the judgment issued by the National Court (Audiencia Nacional) to be admitted, as pursuant to Spanish procedural law, the appellant is required to file a request for admission of the cassation appeal before filing the cassation appeal if admitted. On October 13, 2022, the Supreme Court decided not to admit the cassation appeal and Cemex España subsequently filed a motion (incidente de nulidad) seeking the annulment of the decision, alleging the violation of its constitutional rights. On January 18, 2023, the Spanish Supreme Court, reversed its decision and resolved to admit the filing of Cemex España’s cassation appeal. Cemex España filed the cassation appeal before the Spanish Supreme Court on March 27, 2023.

CEMEX • 2024 20-F REPORT • 153

PART I

On November 17, 2023, Cemex España was formally notified that the cassation appeal filed before the Spanish Supreme Court was not resolved in Cemex España’s favor. As a result, Cemex España would have had to pay fines in the aggregate amount of €456 million ($472.56 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00). The part of the tax losses challenged by the tax authorities for the subject matter years were not utilized by Cemex España; and, since 2012, were not carried in the financial statements of Cemex España. Cemex recorded an income tax expense and accrued liabilities of €456 million ($472.56 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00) based on estimates, in the fourth quarter of 2023.

On May 21, 2024, Cemex España filed with the Constitutional Court in Spain an appeal for protection against the cassation appeal resolution issued by the Spanish Supreme Court. As of December 31, 2024, the Constitutional Court in Spain has not accepted nor denied such appeal.

On August 9, 2024, the tax authorities in Spain formally notified Cemex España of the final amount of the fines for €456.23 million ($472.56 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00), to be paid no later than September 20, 2024. On September 6, 2024, Cemex España paid €273.73 million ($283.53 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00) of such amount. Additionally, Cemex España filed before the National Court (Audiencia Nacional) a motion for execution of judgement against the assessment issued by the tax authorities in Spain, alleging Cemex España has the right to a reduction of the remaining outstanding amount of the fines amounting to €182.49 million ($189.02 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00). Furthermore, as a cautionary measure, on September 9, 2024, Cemex España filed a tax appeal motion with the TEAC informing of the motion for execution of judgement filed before the National Court (Audiencia Nacional).

On September 10, 2024, Cemex España paid an additional €2.4 million ($2.52 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00) and filed a request to the tax authorities in Spain for a postponement of payment and a request to pay in installments the outstanding amount of the fines amounting to €180 million ($186.44 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00), plus late interest payments. In particular, Cemex España requested to pay the outstanding amount of the fines throughout four years starting April 2025, with two payment installments per year. As of December 31, 2024, the tax authorities in Spain have neither accepted nor denied such request. If required, Cemex has liquidity sources available to pay the outstanding amounts of the fine.

On September 12, 2024, the tax authorities in Spain cancelled the mortgage granted in 2018 over several assets in Spain owned by Cemex España Operaciones, S.L.U., another of our Spanish subsidiaries, and Cemex España delivered a surety to the tax authorities in Spain for €180 million ($186.44 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00).

As of December 31, 2024, the payment of the outstanding amount of the fines amounting to €180 million ($186.44 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00) and the execution of the liability policy insurance delivered by Cemex España have been suspended until the aforementioned motions filed by Cemex España are resolved.

Notwithstanding these adverse financial effects, this development is not expected to adversely affect our operations and commercial relationships with clients or suppliers or our ability to meet our financial obligations.

Tax Assessment for the years 2010 to 2014

On March 26, 2021, the tax authorities in Spain notified Cemex España of an assessment for income taxes in an amount of €48 million ($49.71 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00) plus

CEMEX • 2024 20-F REPORT • 154

PART I

late interest, derived from a tax audit process covering the tax years 2010 to 2014. This assessment was appealed before the TEAC on April 26, 2021. In order for the suspension of the payment of the tax assessment to be granted, Cemex España provided a payment guarantee which was approved by the tax authorities in Spain on May 12, 2021.

On November 30, 2021, the tax authorities in Spain notified Cemex España of a penalty for an amount of €68 million ($70.43 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00) derived from the tax audit process covering the same period from 2010 to 2014. This assessment was appealed before the TEAC on December 31, 2021. Until this appeal is resolved, no payment will be due and Cemex España is not required to furnish a guarantee for the filing of the appeal.

On December 11, 2023, Cemex España was notified by the TEAC about a partially favorable resolution to the April 26, 2021 and December 31, 2021 appeals, reducing both the income taxes due from €48 million ($49.71 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00) to €21 million ($21.75 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00), and the penalty from €68 million ($70.43 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00) to €67 million ($69.39 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00), respectively.

On February 26, 2024, Cemex España received the provisional assessment corresponding to the TEAC ruling for the years between 2010 and 2014 notified on December 11, 2023 (the “Provisional Assessment”), for a total of €58 million ($60.07 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00), including €21 million ($21.75 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00) tax plus late interest, and €28.6 million ($29.62 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00) penalty, which was reduced from the initial €67 million ($69.39 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00) penalty in the tax audit assessment, under the condition that Cemex España does not appeal the Provisional Assessment and pays or requests for a postponement of the payment over the required amounts. Cemex did not appeal the amount of €21 million ($21.75 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00) plus late interest. Thus, Cemex España recorded a tax income for €47 million ($48.68 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00) and paid the Provisional Assessment amount of €58 million ($60.07 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00). As of December 31, 2024, this matter is finalized and should not have a material adverse impact on our results of operations, liquidity and financial condition.

Other Legal Proceedings

Colombian Construction Claims

On August 5, 2005, the Urban Development Institute (Instituto de Desarrollo Urbano) (“UDI”), and an individual filed a lawsuit in the Fourth Anti-Corruption Court of Bogotá (Fiscalía Cuarta Anticorrupción de Bogotá) against a subsidiary of Cemex Colombia claiming that it was liable, along with the other members of the Asociación Colombiana de Productores de Concreto (“ASOCRETO”), an association formed by the ready-mix concrete producers in Colombia, for the premature distress of the concrete slabs of the Autopista Norte trunk line of the TransMilenio bus rapid transit system of Bogotá in which ready-mix concrete and flowable fill supplied by Cemex Colombia and other ASOCRETO members was used. The plaintiffs alleged that the base material supplied for the road construction failed to meet the quality standards offered by Cemex Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs were seeking the repair of the concrete slabs in a manner which guarantees their service during the 20-year period for which they were originally designed, and estimate that the cost of such repair could have been 100 billion Colombian Pesos ($22.69 million as of December 31, 2024, based on an exchange rate of 4,405.77 Colombian Pesos to $1.00). The lawsuit was filed within the context of a criminal investigation against a former director and two officers of the UDI, the contractor, the

CEMEX • 2024 20-F REPORT • 155

PART I

inspector and two ASOCRETO officers. On January 21, 2008, a court issued an order, sequestering the El Tunjuelo quarry, as security for payment of a possible future money judgment against Cemex Colombia. The court determined that in order to lift this attachment and prevent further attachments, Cemex Colombia was required to deposit 337.8 billion Colombian Pesos ($76.67 million as of December 31, 2024, based on an exchange rate of 4,405.77 Colombian Pesos to $1.00) in cash instead of posting an insurance policy to secure such recovery. Cemex Colombia appealed this decision and the Superior Court of Bogotá (Tribunal Superior de Bogotá) allowed Cemex to present an insurance policy in the amount of 20 billion Colombian Pesos ($4.53 million as of December 31, 2024, based on an exchange rate of 4,405.77 Colombian Pesos to $1.00). Cemex gave the aforementioned security, and, on July 27, 2009, the court lifted the attachment on the quarry.

On October 10, 2012 the court issued a first instance judgment pursuant to which the accusation made against the ASOCRETO officers was nullified. The judgment also convicted a former UDI director, the contractor’s legal representatives and the inspector to a prison term of 85 months and a fine of 32 million Colombian Pesos ($7,263.20 as of December 31, 2024, based on an exchange rate of 4,405.77 Colombian Pesos to $1.00). As a consequence of the nullification, the judge ordered a restart of the proceeding against the ASOCRETO officers. The UDI and other parties to the legal proceeding appealed the first instance judgment and on August 30, 2013 the Superior Court of Bogotá resolved to reduce the prison term imposed to the former UDI director and the UDI officers to 60 months and imposed a fine equivalent to 8.8 million Colombian Pesos ($1,997.38 as of December 31, 2024, based on an exchange rate of 4,405.77 Colombian Pesos to $1.00). Additionally, the UDI officers were sentenced to severally pay the amount of 108 billion Colombian Pesos ($24.51 million as of December 31, 2024, based on an exchange rate of 4,405.77 Colombian Pesos to $1.00) for the purported damages in the concrete slabs of the TransMilenio bus rapid transit system. Additionally, the Superior Court of Bogotá overturned the penalty imposed to the contractor’s legal representatives and inspector because the criminal action against them was barred due to the passage of time. Furthermore, the Superior Court of Bogotá revoked the annulment in favor of the ASOCRETO officers and ordered the first instance judge to render a judgment regarding the ASOCRETO officers’ liability or lack thereof. On June 25, 2014, the Supreme Court of Colombia’s Penal Cassation Chamber (Sala de Casación Penal de la Corte Suprema de Justicia de Colombia) dismissed the cassation claim filed by the former UDI director and the UDI officers against the Superior Court of Bogotá’s judgment. Dismissal of the cassation claim has no effect on Cemex Colombia’s or the ASOCRETO officers’ interests in these proceedings. On January 21, 2015, the Penal Circuit Court of Bogotá issued a resolution agreeing with the arguments presented by Cemex Colombia regarding the application of the statute of limitations to the criminal investigation against the ASOCRETO officers and acknowledging that the ASOCRETO officers were not public officers, and as a consequence, finalizing the process against the ASOCRETO officers and the civil responsibility claim against Cemex Colombia. On July 28, 2015, the Superior Court of Bogotá upheld this resolution and as such the action brought against Cemex Colombia for the premature distress of the concrete slabs of the Autopista Norte trunk line has ended.

Related to the premature distress of the concrete slabs of the Autopista Norte trunk line of the TransMilenio bus rapid transit system six legal actions were brought against Cemex Colombia. The Cundinamarca Administrative Court (Tribunal Administrativo de Cundinamarca) nullified five of these actions and, as of December 31, 2024, only one remains outstanding. On June 17, 2019, an administrative court, in the first instance, ruled against Cemex Colombia and other concrete producers, because the judge found that there was a violation of consumer rights, for alleged faults in the roads. Consequently, the judge ordered Cemex Colombia to issue a public statement acknowledging the alleged violation and a commit to not incur such violation in the future. This first instance decision did not contemplate any economic consequence for Cemex Colombia. Cemex Colombia, jointly with thirteen of the defendants, filed an appeal before the Cundinamarca Administrative Court. At this stage of the proceedings, as of December 31, 2024, regarding the remaining pending action filed before the Cundinamarca Administrative Court, if adversely resolved, we do not expect that such adverse resolution should have a material adverse impact on our results of operations, liquidity, and financial condition.

CEMEX • 2024 20-F REPORT • 156

PART I

Maceo, Colombia—Legal Proceedings in Colombia

On August 28, 2012, Cemex Colombia entered into a memorandum of understanding (the “MOU”) with CI Calizas y Minerales S.A. (“CI Calizas”) to acquire land, a mining concession, an environmental license (the “Environmental License”), free trade zone benefits and related assets necessary to carry out the construction by Cemex Colombia of a new integrated cement plant in the Antioquia department near the municipality of Maceo, Colombia (the “Maceo Project”). In connection with the MOU, CI Calizas was represented by a non-governmental individual (the “Representative”).

After the execution of the MOU, one of CI Calizas’ former shareholders, who has since been convicted of tax fraud, was linked to a domain extinction by the Colombian Attorney General’s Office (the “Attorney General’s Office”) (the “Domain Extinction Proceeding”) that, among other measures, suspended CI Calizas’ ability to transfer all of its assets to Cemex Colombia as required by the MOU, including several plots of land, a mining concession, the Environmental License, the shares of Zona Franca Especial Cementera Del Magdalena Medio SAS (“ZOMAM”) with the corresponding free trade zone benefits and other related assets required to build a cement plant (the “Affected Assets”). To protect its interests in the Affected Assets, Cemex Colombia joined the Domain Extinction Proceeding and cooperated with the Attorney General’s Office. Cemex Colombia also requested the dismissal of the domain extinction against the Affected Assets. On May 2, 2016, in order to collect further evidence, the Attorney General’s Office denied Cemex Colombia’s request for the dismissal of the Domain Extinction Proceeding.

On June 19, 2024, the Prosecutor of Eminent Domain Process of the Attorney General’s Office (the “Prosecutor”) admitted the Domain Extinction Proceeding, declaring the admissibility of the domain extinction of the assets included in the MOU signed between Cemex Colombia and CI Calizas, and thus, initiating the asset forfeiture trial of the Affected Assets. This decision does not recognize Cemex’s status as a third party of good faith exempt from fault. On June 27, 2024 Cemex Colombia appealed this ruling, arguing that previous rulings in the cases against the former administrators demonstrate that Cemex Colombia was deceived and acted diligently once it became aware of the situation. This appeal will be resolved by the hierarchical superior of the Prosecutor, which is expected to take between six months to a year starting on the date of filing of the appeal. The trial of the Domain Extinction Proceeding is set to begin once the appeal is resolved and could take several years.

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

On April 12, 2019, Cemex Colombia reached a conciliatory agreement with the Colombian Administrator of Special Assets (Sociedad de Activos Especiales S.A.S) (the “SAE”), CI Calizas and ZOMAM before the Public Prosecutor´s Office (Procuraduría General de la Nación) and signed a contract of Mining Operation, Manufacturing and Delivery Services and Leasing of Properties for Cement Production (the “New Lease Agreement”), allowing Cemex Colombia to operate the Maceo Plant. Cemex Colombia, under the terms of the New Lease Agreement, will lease the land portion of the Affected Assets for a term of 21 years, that can be extended by another 10 years. The New Lease Agreement will remain in full force and effect regardless of the outcome following the Domain Extinction Proceeding over the Affected Assets or if a third party purchases the Affected Assets under the Early Disposal Proceeding (as defined below) unless a competent judge and Superior Court of Bogotá grant Cemex Colombia (and one of its subsidiaries) the ownership rights related to the Affected Assets. In such case, the New Lease Agreement will be

CEMEX • 2024 20-F REPORT • 157

PART I

terminated given that Cemex Colombia and its subsidiary would be the rightful owners of the Affected Assets and the New Lease Agreement would no longer be required to operate and manage them.

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

On November 18, 2021, Cemex filed a Letter of Intent requesting that the SAE commence the process of selling of CI Calizas and other related assets, including the Affected Assets, under an early disposal proceeding (enajenación temprana) (the “Early Disposal Proceeding”), in which Cemex is interested in participating. If the SAE continues with the Early Disposal Proceeding, the corresponding sale should be carried out under objective parameters prescribed by law that apply to valuing entities undergoing domain extinction proceedings. As of December 31, 2024, the SAE has not officially responded to Cemex’s request. As of December 31, 2024, the Early Disposal Proceeding has not been notified and the Domain Extinction Proceeding continues. As of December 31, 2024 at this stage of the proceedings, we believe that we would be able to keep ownership of all the assets encompassing the Maceo Plant that are not subject to the Domain Extinction Proceeding and that the likelihood of an adverse result in this matter is not probable but we are not able to assess the likelihood of Cemex Colombia receiving a final adverse decision relating to the Domain Extinction Proceeding or if the ownership of the assets subject to the MOU will be extinguished in favor of the Republic of Colombia or purchased by a third party in an Early Disposal Proceeding. However, as of December 31, 2024, we believe that an adverse resolution in which Cemex Colombia is not compensated for the value of its investments in the Maceo Project could have a material adverse effect on our results of operations, liquidity, or financial condition.

On December 30, 2013, Cemex Colombia and the Representative entered into a different memorandum of understanding (the “Land MOU”), pursuant to which the Representative would represent Cemex Colombia in the acquisition of lands adjacent to the Maceo Project. In connection with the Maceo Project, Cemex Colombia conveyed to the Representative 43.8 billion Colombian Pesos, including cash payments and interest, ($9.94 million as of December 31, 2024, based on an exchange rate of 4,405.77 Colombian Pesos to $1.00). Due to the Domain Extinction Proceeding against the Affected Assets described above, the acquisition of the Affected Assets was not finalized.

On September 23, 2016, CLH disclosed that it had identified irregularities in the process for the purchase of the land related to the Maceo Project and submitted a criminal complaint with the Attorney General’s Office. Further, on December 20, 2016, CLH enhanced such filing with additional information and findings obtained as of such date. On June 12, 2018, the Attorney General’s Office formally charged two former officers of the Company and the Representative. One of the former officers of the Company entered into a plea bargain and cooperation agreement with the Attorney General’s Office, which was approved by the Colombian criminal court in April of 2019. The hearings for the other two individuals were held throughout 2022, and on March 29, 2023, they were found guilty by the first instance judge. The other former officer was found guilty of unfair administration, illicit enrichment, and forgery of private documents, and was sentenced to 15 years in prison and a penalty of $7.4 million. The Representative was

CEMEX • 2024 20-F REPORT • 158

PART I

found guilty of illicit enrichment, forgery of private documents, and money laundering, and sentenced to 21 years in prison and a penalty of $7.6 million. Both individuals filed an appeal against the ruling on March 29, 2023 with the Criminal Superior Court of Bogotá (Sala Penal del Tribunal Superior del Distrito de Bogotá). On October 5, 2023, the Criminal Superior Court of Bogotá confirmed the decision of the first instance judge, save for the criminal offense of forgery of private documents, since the statute of limitations for such crime had expired on December 12, 2022. Therefore, the prison sentences for both individuals were reduced to 13 years for the former officer and 19 years for the Representative, however their respective penalties were kept the same. On October 9, 2023, and on October 12, 2023, the former officer and the Representative, respectively, filed an extraordinary cassation appeal against the Criminal Superior Court of Bogotá ruling. The Criminal Superior Court of Bogotá admitted both extraordinary cassation appeals, and the docket of the proceeding has been submitted to the Colombian Supreme Court. As of December 31, 2024, the admission of the proceeding with the Colombian Supreme Court is still pending resolution.

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

Since 2012, and as of December 31, 2024, the Attorney General’s Office is investigating the irregularities in connection with the transactions conducted pursuant to the MOU and the Land MOU, as well as other matters regarding our business in Colombia. Such investigations are running their due course but have not been concluded, and, as such, we cannot predict what actions, if any, the Attorney General’s Office may implement. Any actions by the Attorney General’s Office and any actions taken by us in response to the aforementioned irregularities regarding the Maceo Project, including, but not limited to, the termination of employment and resignation of the aforementioned executives and further investigations in Colombia, could have a material adverse effect on our results of operations, liquidity or financial condition.

On December 7, 2020, CLH, acting as a shareholder of Cemex Colombia, filed a lawsuit before the Colombian Business Superintendency (Superintendencia de Sociedades de Colombia) seeking the invalidity and, alternatively, the nullity or the inexistence of the equity contribution in-kind carried out by Cemex Colombia to ZOMAM on December 11, 2015 by means of which a portion of the Maceo Plant’s assets were contributed to this entity. The lawsuit is based on the argument that commercial law requirements applicable to a capitalization process were not complied with at the time of the capitalization. On January 29, 2021, CLH reformed the lawsuit in order to include Cemex Colombia as plaintiff along with CLH. The reformed lawsuit was admitted on May 5, 2021. On December 6, 2022, the Colombian Business Superintendency denied the claims of the lawsuit, ruling Cemex Colombia as the rightful shareholder of ZOMAM and that the contribution was lawful, and therefore, on December 13, 2022, CLH and Cemex Colombia filed an appeal for this decision to be reviewed. In March 2023, the court reviewing the appeal issued a ruling that confirmed the decision made by the Colombian Business Superintendency. Cemex Colombia and CLH filed a clarification and addition request, which only means to provide further detail on the decision. Such request was denied on June 1, 2023, and thus, on June 8, 2023, Cemex Colombia and CLH filed an extraordinary cassation

CEMEX • 2024 20-F REPORT • 159

PART I

appeal, which if admitted would be resolved by the Colombian Supreme Court. On June 30, 2023, the cassation appeal was admitted by the court reviewing CLH’s and Cemex Colombia’s appeal. Thus, the docket of the proceeding was sent to the Colombian Supreme Court, which in turn accepted the extraordinary cassation appeal on August 24, 2023. The cassation lawsuit was timely filed on October 13, 2023. On June 6, 2024, the cassation lawsuit was admitted by the Colombian Supreme Court, and on June 28, 2024, ZOMAM filed its response. On July 3, 2024, the docket of the proceeding was assigned to the corresponding Colombian Supreme Court judge for the Colombian Supreme Court to review and issue its final ruling on the matter. As of December 31, 2024, the decision of the Colombian Supreme Court is pending.

Both the December 2022 and the March 2023 rulings clearly stated that the capitalization was legal and complied with applicable laws, thus, if confirmed in final instance by the Colombian Supreme Court, it would have no significant impact as it would recognize Cemex Colombia as the shareholder of ZOMAM. If a favorable final resolution is obtained, the aforementioned capitalization would be reversed and the assets contributed to ZOMAM, which had a value of $43 million, would revert to Cemex Colombia in exchange for the shares in ZOMAM that had been issued as a result of this capitalization. These effects would only be reflected in Cemex Colombia’s financial statements if a final favorable resolution is obtained. Given ZOMAM’s consolidation, no effects in our consolidated financial statements would arise from a potential favorable resolution.

On March 12, 2024, Corporación Cementera Latinoamericana S.L.U. (“CCL”), a Cemex indirect subsidiary, filed a collection lawsuit against ZOMAM, to recover $32.6 million plus interest, which ZOMAM owes to CCL according to a loan agreement executed between the parties on December 22, 2015. On March 21, 2024, the appointed first instance judge admitted the lawsuit and, therefore, issued a payment order against ZOMAM. ZOMAM filed a reconsideration petition on April 18, 2024, which was subsequently dismissed by the appointed judge on June 12, 2024. On August 18, 2024, the initial hearing took place, wherein ZOMAM requested that the SAE, ZOMAM’s administrator, be able to intervene in the proceeding. However, the first instance judge denied the request and thus, ZOMAM filed an appeal for a second instance judge to review the decision that denied the SAE to intervene in the proceeding. On November 13, 2024, the second instance judge ordered to allow the SAE to intervene in the proceeding. Given that the SAE is a public entity domiciled in a different jurisdiction from the initial appointed first instance judge, the docket was submitted to be appointed to a new judge in the new jurisdiction. On December 10, 2024, the new judge was appointed. As of December 31, 2024, we believe an unfavorable resolution should not have a material adverse impact on our business, financial condition, liquidity, and results of operations.

Investigations Related to Ongoing Matters in Colombia and Certain Other Countries

As discussed in “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Maceo, Colombia – Legal Proceedings in Colombia,” internal audits and investigations by Cemex, S.A.B. de C.V. and CLH had raised questions about payments relating to the Maceo Project. The payments made to the Representative in connection with the Maceo Project did not adhere to Cemex, S.A.B. de C.V.’s and CLH’s internal controls. As announced on September 23, 2016, the CLH and Cemex Colombia officers responsible for the implementation and execution of the above-referenced payments were terminated and the then Chief Executive Officer of CLH resigned. In December 2016, Cemex, S.A.B. de C.V. received subpoenas from the SEC seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo Project. We had previously disclosed that it was possible that the DOJ and other investigatory entities in other jurisdictions could also open investigations into this matter. In this regard, on March 12, 2018, the DOJ issued a grand jury subpoena to Cemex, S.A.B. de C.V. relating to its operations in Colombia and other jurisdictions. These subpoenas do not mean that the SEC or DOJ have concluded that Cemex, S.A.B. de C.V. or any of its affiliates violated the law. Cemex, S.A.B. de C.V. has cooperated fully, and on or before 2020 produced to the SEC and DOJ all requested information and documentation. Cemex intends to continue to cooperate fully with the SEC, the DOJ,

CEMEX • 2024 20-F REPORT • 160

PART I

the Attorney General’s Office and any other investigatory entity in Colombia or in any other country. As of December 31, 2024, Cemex, S.A.B. de C.V. is unable to predict the duration, scope, or outcome of the SEC or DOJ investigations, or any other investigation that may arise in Colombia or in any other country, or, because of the current status of the SEC and DOJ investigations, the potential sanctions which could be imposed on Cemex, S.A.B. de C.V., or if such sanctions, if any, would have a material adverse impact on Cemex, S.A.B. de C.V.’s consolidated results of operations, liquidity or financial position.

Maceo, Colombia—Operational Matters

On October 27, 2016, CLH postponed the commencement of operations of the Maceo Plant given that, among several other factors, (i) Cemex Colombia had not received the environmental and construction permits required to finalize the access road to Maceo Plant and (ii) the only existing access to the Maceo Plant could not guarantee safety or operations and could limit the capacity to transport products from the cement plant. Regarding the permits to complete the construction of various sections of the access road: (i) on November 10, 2020, the Mayor’s Office of Maceo issued the Road Infrastructure Intervention authorization and (ii) on December 11, 2020, the Mayor’s Office issued a decree declaring that the road project is of public utility. Therefore, Cemex Colombia sought after the necessary approvals to obtain the permits to acquire the required properties and build the remainder of the access road. Additionally, in accordance with the Colombian Infrastructure Law (Ley de Infraestructura), it is also necessary to obtain the authorization from each of the owners of the land adjacent to the road. As of December 31, 2024, the most relevant permits and all but one authorization have been obtained. As of December 31, 2024, Cemex Colombia cannot determine with certainty the date when the access road will be completed, but we expect it to be substantially complete in 2025. As of December 31, 2024, Cemex Colombia has determined it is feasible for the Maceo Plant to begin operations once the access road is complete.

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

CEMEX • 2024 20-F REPORT • 161

PART I

over the Maceo Project, requested authorization and consent from Central de Mezclas to reverse the assignment of the Environmental License back to CI Calizas.

On February 22, 2018, Central de Mezclas granted such authorization. Cemex Colombia had previously requested a modification to the Environmental License to 950,000 tons of cement per annum, which Corantioquia denied. On July 17, 2020, Cemex Colombia submitted a new request to modify the Environmental License to expand its production to 950,000 tons of cement per annum as initially planned. On February 2, 2021, Corantioquia issued a resolution authorizing CI Calizas’ request to modify the Environmental License and CI Calizas challenged such determination to further clarify the details and extent of the Environmental License. Following this challenge, on February 12, 2021, Corantioquia resolved to modify the Environmental License, allowing the extraction of up to 990,000 tons of minerals (clay and limestone) and up to 1,500,000 metric tons of cement annually. On October 22, 2021, a request for amendment of the Environmental License of Maceo Plant was filed with Corantioquia, by means of which CI Calizas requested to increase the scope of the production of exploding annually up to 1,924,000 tons of clay and limestone, among other requests. On June 27, 2023, the Colombian National Environmental Authority (Autoridad Nacional de Licencias Ambientales) (“ANLA”) commenced with the study of CI Calizas’ request. On November 15, 2024, the ANLA denied CI Calizas’ request, and thus, on December 2, 2024, CI Calizas filed a reconsideration petition against the request denial. As of December 31, 2024, we expect this request proceeding to be resolved throughout the first half of 2025. As of December 31, 2024, we believe an unfavorable resolution would not have a material adverse impact on our operations, results of operations, liquidity and financial condition.

On August 29, 2020, Cemex Colombia received a favorable opinion from Corantioquia and the relevant municipality, which deems the industrial and mining use of the land where the Maceo Project is located as suitable. As of December 31, 2024, further requirements are still in process of being fulfilled.

As of December 31, 2024, Cemex Colombia and Central de Mezclas are working on the commissioning of the Maceo Plant and in production trials in order to start operations in 2025. As of December 31, 2024, we do not expect to suffer a material adverse impact to our results of operations, liquidity, or financial condition as a result of the Maceo Plant not finalizing its commissioning to operate in 2025 or any other pending resolution to the Domain Extinction Proceeding against the Affected Assets.

Quarry Matter in France

One of our subsidiaries in France, Cemex Granulats Rhône Méditerranée (“Cemex Granulats”), is a party to a contract executed in 1990 (the “Quarry Contract”) with SCI La Quinoniere (“SCI”), pursuant to which Cemex Granulats has drilling rights to extract reserves and conduct quarry remediation at a quarry in the Rhone region of France. In 2012, SCI filed a claim against Cemex Granulats for breach of the Quarry Contract, requesting the rescission of the Quarry Contract and damages plus interest, totaling an aggregate amount of €55 million ($56.96 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00), resulting from Cemex Granulats having partially filled the quarry allegedly in breach of the terms of the Quarry Contract. On May 18, 2016, Cemex Granulats was notified about an adverse judgment in this matter by the corresponding court in Lyon, France, primarily ordering the rescission of the Quarry Contract and damages plus interest, totaling an aggregate amount of €55 million ($56.96 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00). This judgment is not enforceable. Cemex Granulats filed the notice of appeal with the appeal court in Lyon, France. SCI updated its claim for damages to an aggregate amount of €67 million ($69.39 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00). The judgment of the appeal court was notified to Cemex Granulats on March 13, 2018. It overrules the first instance judgment but orders the rescission of the Quarry Contract. It also appoints a judicial expert to (i) determine the volume of both excavated materials and backfilling materials and (ii) give their opinion on the potential damages suffered by SCI. This judgment is enforceable. Cemex Granulats filed the notice of appeal with the

CEMEX • 2024 20-F REPORT • 162

PART I

Court of Cassation. A decision dismissing Cemex Granulats’ appeal was handed down on May 23, 2019, and the Court of Cassation declared that Cemex Granulats breached the Quarry Contract. In connection with this matter, judicial experts were appointed by the Lyon Court of Appeals to (i) determine the volume of both excavated materials and backfilling materials at issue and (ii) provide their assessment of the potential damages suffered by SCI. On November 25, 2020, the judicial expert appointed by the Lyon Court of Appeals issued his final report, concluding that the volume of excavated materials and external backfilling materials were calculated at 3.04 million cubic meters and 1.41 million cubic meters, respectively. Based on these volumes, the expert calculated the loss of profits at €0.65 million ($0.67 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00) and the cost of excavation of the external backfilling materials at €12.35 million ($12.79 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00). However, the judicial expert clearly states that in his opinion the damages suffered by SCI can only be set based on the loss of profits. SCI, within the proceedings on the merits of this case that have resumed before the Lyon Court of Appeals following the end of the expertise phase, updated the amount of its claims to €27 million ($27.96 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00) on the grounds of the excavation of the external backfilling materials. The decision handed down by the Lyon Court of Appeals on November 23, 2022, is in favor of Cemex Granulats, since the Lyon Court of Appeals confirmed the final report of the expert, ruling that the damages of the SCI shall (i) be based on the loss of profits, and (ii) be set at €0.65 million ($0.67 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00). SCI filed a notice of appeal before the Court of Cassation on February 20, 2023 and submitted its brief complementing the appeal on June 5, 2023. On September 22, 2023, we filed our brief in response. On September 19, 2024 the Court of Cassation issued a decision rejecting the appeal filed by SCI and confirming the Lyon Court of Appeals’ decision of November 23, 2022, which is now irrevocable. Accordingly, the damages of the SCI are definitively set at €0.65 million ($0.67 million as of December 31, 2024, based on an exchange rate of €0.96 to $1.00), which have already been paid by Cemex. As of December 31, 2024, these proceedings are considered closed and will not have a material adverse impact on our results of operations, liquidity, and financial condition.

Cebu Cease and Desist Order

On December 2, 2024, after we sold our operations and assets in the Philippines, the Office of the Governor of the Province of Cebu, in the Philippines, issued a cease-and-desist order effective for 30 days (the “Cebu Cease and Desist Order”) to ALQC regarding all the earth-moving operations within its mineral production sharing agreement (the “MPSA”) areas. These areas cover the quarry owned by ALQC, which supplies limestone to APO’s cement plant. The Cebu Cease and Desist Order also refers to the previously disclosed Landslide, which occurred in 2018. In compliance with the Cebu Cease and Desist Order, the Office of the City Mayor of Naga, Cebu, ordered municipal authorities to conduct regular inspections of the MPSA areas, including an environmental audit, comprehensive area risk assessment and determination of the carrying capacity of the MPSA areas. On December 16, 2024, Impact Assets Corporation (“IAC”), a company in the Philippines in which as of December 31, 2024 we have a 40% equity interest and which is the former shareholder of ALQC, executed, with other parties, an undertaking of support addressed to the Governor of Cebu in the Philippines under which IAC pledged to (i) comply with all environmental regulations and (ii) consult with certain government offices to get their feedback on the environmental impact of the operations of ALQC. These undertakings were made in connection with the past, current and/or future operations of ALQC in the Province of Cebu, in the Philippines.

Following the divestment of our now former operations in the Philippines (the “Philippines Divestment”), since December 2, 2024, Cemex no longer has any equity interest in CHP, APO or ALQC. Any claim from the Province of Cebu, Philippines, arising from this proceeding should be directed to ALQC. However, if ALQC was determined liable for any operations that took place prior to December 2, 2024, the Philippines Divestment purchasers could, contingent on several factors, have claims against Cemex pursuant to the terms of the Philippines Divestment’s main transactional documents. As of December 31, 2024, in the event any claims by the Philippines Divestment purchasers

CEMEX • 2024 20-F REPORT • 163

PART I

are brought and then ultimately resolved against us, we are not able to determine if any such adverse resolution would have a material adverse impact on our business, financial condition, liquidity, and results of operations.

As of December 31, 2024, we cannot assess the likelihood that we will be liable for any undertakings entered into by IAC with the authorities in Cebu, the Philippines, but based on the precedents of the legal and administrative actions that had already been decided by authorities in the Philippines, but we believe that it is unlikely that there would be a material adverse impact on our results of operations, liquidity, and financial condition resulting from any actions, if any are taken against us, by authorities in the Philippines related to the Cebu Cease and Desist Orders.

UK Claim for Compensation pursuant to a Compulsory Purchase Order

On June 29, 2023, Cemex UK Operations Limited filed a claim with the Lands Tribunal seeking compensation from the UK Secretary of State following the compulsory acquisition of Cemex’s leasehold interest in land and buildings at Washwood Heath, Birmingham, where Cemex operated railway sleeper, aggregates, and asphalt businesses. The land was acquired in connection with the construction and operation of a high-speed rail line between London and the West Midlands. Cemex’s claim elements comprise the market value of its leasehold interests in its former site, disturbance losses, including loss of profits suffered as a result of the compulsory acquisition, professional fees and statutory loss payments. In June 2022, Cemex received an initial partial compensation for the land. In December 2024, mediation talks between Cemex and the UK Secretary of State took place; however, besides settlement of discrete elements of the claim and a further advance payment of £12 million ($15 million as of December 31, 2024, based on an exchange rate of £0.80 to $1.00), no definite settlement was agreed. As of December 31, 2024, though we cannot assess with certainty if the claim will be successful or not or if a settlement agreement will be reached at any point in time; we believe an adverse resolution would not have a material adverse impact on our results of operations, liquidity, and financial condition.

General

As of December 31, 2024, and also as of the date of this annual report, we were and are involved in various legal and administrative proceedings as well as investigations in some of the jurisdictions where we operate involving, but not limited to, government investigations, antitrust investigations, product warranty claims, commercial claims, criminal claims, environmental and climate-related claims, claims regarding the procurement and supply of products and services, patent and copyright infringement claims, claims and disputes regarding the transportation of goods and services, indemnification or other type of claims relating to divestments and acquisitions and similar types of claims brought against us that have arisen in the ordinary course of business, some of which we have determined do not merit disclosure based on the stage in which any such investigation is at the time of this report, and that we would disclose once the investigation is final and based on the results of any such investigation, or that we are not able to publicly disclose because we have not been formally notified of an investigation, the investigation has not officially started or the corresponding authorities have requested that we do not disclose such investigation. In addition, the administrative authorities in the countries in which we operate perform periodic audits on our operations. At times, as a result of those audits, visits and requests for information, we may receive notices to remedy (i.e., pay a fine, pay a penalty, pay an interest, modify tax returns, adjust social security payments, cover balances, etc.) certain discrepancies found in the audits, visits and requests for information, some of which we have determined do not merit disclosure based on either the stage in which any audit is at the time of this report and/or because we believe the corresponding remedy would not have a material adverse effect on our operations, financial position, and results of operations, or that we would disclose once the audit has finalized and based on the results of any such audit, if the results would have a material adverse effect on our operations, financial position, and results of operations. Also, as of December 31, 2024, we have been made aware of claims that have been filed against us that have been either dismissed or rejected, which may lead to a recourse, appeal or legal action under the applicable legislation being filed

CEMEX • 2024 20-F REPORT • 164

PART I

by the party that presented the claim, and in relation to which, consequently, we have not been formally notified, and that are not included in this report. We, and different organizations or associations to which we belong, also receive various information requests from various governmental and administrative authorities when such authorities are conducting periodic or general reviews of the markets in which we operate. We believe we have made adequate provisions to cover both current and contemplated general and specific litigation risks, and we believe these matters will be resolved without any significant effect on our operations, financial position, and results of operations. We are sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss. However, for a limited number of ongoing legal proceedings, we may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believe that disclosure of such information on a case-by-case basis would seriously prejudice our position in the ongoing legal proceedings or in any related settlement discussions or we believe that the current stage of the ongoing legal proceeding does not allow us to properly determine any expected loss or range of any possible loss. Accordingly, in these cases, we have disclosed qualitative information with respect to the nature and characteristics of the contingency but have not disclosed the estimate of the range of potential loss.

Item 4A—UNRESOLVED STAFF COMMENTS

Not applicable.

CEMEX • 2024 20-F REPORT • 165

PART I

Item 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion and analysis should be read in conjunction with, and are qualified in their entirety by reference to, Cemex S.A.B. de C.V.’s audited consolidated financial statements as of December 31, 2023 and 2024, and for each of the three years ended December 31, 2022, 2023 and 2024 included elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS as issued by IASB.

As previously described, Cemex S.A.B. de C.V.’s audited consolidated financial statements as of December 31, 2023 and 2024, and for each of the three years ended December 31, 2022, 2023 and 2024 included elsewhere in this annual report include our presentation of several incurred and projected sales of assets as discontinued operations, as applicable. For example, (i) for the years ended December 31, 2023 and 2022 and for the period from January 1 to September 10, 2024, our operations in Guatemala are reported in the statements of income, net of income tax, in the single line item “Discontinued operations”; (ii) for the years ended December 31, 2023 and 2022 and for the period from January 1 to December 2, 2024, our operations in the Philippines are reported in the statements of income, net of income tax, in the single line item “Discontinued operations”; (iii) as of December 31, 2024, the assets and liabilities related to our operations in the Dominican Republic are presented in the line items “Assets held for sale” and “Liabilities related to assets held for sale,” respectively; (iv) for the years ended December 31, 2022, 2023 and 2024, our operations in the Dominican Republic are reported in the statements of income, net of income tax, in the single line item “Discontinued operations”; (v) for the period from January 1 to October 25, 2022, our Neoris’ operations are reported in the statements of income, net of income tax, in the single item “Discontinued operations”: and (vi) for the period from January 1 to August 31, 2022, our operations in Costa Rica and El Salvador are reported in the statements of income, net of income, net of income tax, in the single line item “Discontinued operations.” See “Item 5—Operating and Financial Review and Prospects—Results of Operations—Significant Transactions” and “Item 5—Operating and Financial Review and Prospects—Results of Operations—Discontinued Operations” for more information. Also see note 28 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report and “Item 5—Operating and Financial Review and Prospects— Recent Developments—Recent Developments Relating to Our Business and Operations—Divestment of our Operations in the Dominican Republic” for information related to the closing of the divestiture of our Dominican Republic operations.

The regulations of the SEC do not require foreign private issuers that prepare their financial statements based on IFRS to reconcile such financial statements to U.S. GAAP.

Our export sales from one reportable operating segment to another are important to evaluate the performance, market dynamics and assets’ utilization of each reportable segment on a stand-alone basis. Surplus of installed capacity or attractive export prices existing in a reportable operating segment give rise to the opportunity for exports to another operating segments to the extent there is available infrastructure for exports, such as maritime or land terminals. Accordingly, the percentage changes in cement sales volumes described in this annual report for our operations in a particular country or region include the number of tons of cement and/or the number of cubic meters of ready-mix concrete sold to our operations in other countries and regions. Moreover, the revenues financial information presented in this annual report for our operations in each country or region includes the Dollar amounts and percentage variations of the year in comparison to the previous year, as applicable, of both revenues to external customers, which summarizes our consolidated revenues as reported in the financial statements, as well as revenues including sales of cement and ready-mix concrete to our operations in other countries and regions, which have been eliminated in the preparation of Cemex S.A.B. de C.V.’s audited consolidated financial statements as of and for the year ended December 31, 2024 included elsewhere in this annual report.

CEMEX • 2024 20-F REPORT • 166

PART I

The following table sets forth selected financial information of revenues before intragroup transactions, eliminations resulting from consolidation (export sales from one country to another as described above) and revenues to external customers for each of the three years ended December 31, 2022, 2023 and 2024 by geographic reportable segment.

	Revenues including intragroup transactions For the Year Ended December 31,(1)			Less: Intragroup Transactions For the Year Ended December 31,(2)			External Revenues For the Year Ended December 31,(1)
	2022	2023	2024	2022	2023	2024	2022	2023	2024
	(in millions of Dollars)

Mexico	$3,842	$5,060	$4,881	$(200)	$(205)	$(136)	$3,642	$4,855	$4,745

United States	5,038	5,338	5,194	(4)	—	—	5,034	5,338	5,194

EMEA

United Kingdom	982	992	953	—	—	—	982	992	953

France	781	842	756	—	—	—	781	842	756

Germany	485	497	476	(46)	(50)	(52)	439	447	424

Poland	419	467	543	(4)	(1)	(1)	415	466	542

Spain	382	449	455	(36)	(38)	(46)	346	411	409

Israel	840	794	724	—	—	—	840	794	724

Rest of EMEA	707	770	784	(1)	(4)	—	706	766	784

SCA&C

Colombia	429	458	468	—	—	(2)	429	458	466

Panama	149	158	148	(34)	(26)	(23)	115	132	125

Caribbean TCL	302	329	330	(8)	(12)	(21)	294	317	309

Rest of SCA&C	271	285	302	(1)	—	(1)	270	285	301

Reportable segments	—	—	—	—	—	—	14,293	16,103	15,732

Other activities(3)	413	451	468	—	—	—	413	451	468

Consolidated amounts							$14,706	$16,554	$16,200

(1)

For the reported periods, Cemex presents and discusses revenues before and after sales between reportable segments to allow readers a better understanding of market dynamics related to exports and utilization of installed capacity of Cemex’s reportable segments on a stand-alone basis.

(2)

Our operating reportable segments’ intragroup transactions refer to export sales between reportable segments. See our discussion of revenues by reportable segments in our “Results of Operations” section beginning on page 178 of this Annual Report for a description of the main origins and destinations of the Company’s exports transactions between reportable segments.

(3)	Our “Other activities” revenues line item refers mainly to: our Trading Unit (“Trading”).

The following table sets forth selected consolidated financial information of total assets as of December 31, 2023 and 2024, as well as selected financial information of revenues before intragroup transactions, external revenues, and operating earnings before other expenses, net for each of the three years ended December 31, 2022, 2023 and 2024 by reportable segment expressed as a percentage of our total consolidated group, as applicable. We operate in countries and regions with economies in different stages of development and structural reform and with different levels of fluctuation in exchange rates, inflation and interest rates. These economic factors may affect our results of operations, liquidity, and financial condition, depending upon the depreciation or appreciation of the exchange rate of each country and region in which we operate compared to the Dollar and Euro and the rate of inflation of each of these countries and regions. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Indebtedness and Certain Other Obligations—We have to service part of our debt and other financial obligations denominated in Dollars and Euros with revenues generated in Mexican Pesos or other currencies, as we do not generate sufficient revenue in Dollars and Euros from our operations to service all our debt and other financial obligations denominated in Dollars and Euros. This could adversely affect our ability to service our obligations in the event of a devaluation of the Mexican Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar and Euro. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in

CEMEX • 2024 20-F REPORT • 167

PART I

exchange rates between the Dollar (our reporting currency) vis-à-vis the Mexican Peso and other significant currencies within our operations.”

	Revenues including intragroup transactions For the Year Ended December 31,(1)			External Revenues For the Year Ended December 31,(2)			Operating Earnings Before Other Expenses, Net For the Year Ended December 31,			Total Assets at December 31,(4)
	2022	2023	2024	2022	2023	2024	2022	2023	2024	2023	2024

Mexico	22%	26%	26%	25%	29%	29%	71%	65%	69%	19%	15%

United States	29%	28%	28%	34%	32%	32%	23%	28%	28%	46%	48%

EMEA

United Kingdom	6%	5%	5%	7%	6%	6%	10%	6%	5%	5%	5%

France	4%	4%	4%	5%	5%	5%	1%	0%	0%	3%	3%

Germany	3%	3%	3%	3%	3%	3%	1%	0%	(1)%	2%	2%

Poland	2%	2%	3%	3%	3%	3%	3%	2%	4%	1%	2%

Spain	2%	2%	2%	2%	2%	3%	(2)%	2%	2%	2%	2%

Israel	5%	4%	4%	6%	5%	4%	5%	3%	2%	3%	3%

Rest of EMEA	4%	4%	4%	5%	5%	5%	4%	5%	6%	3%	3%

SCA&C

Colombia	2%	2%	2%	3%	3%	3%	3%	2%	2%	4%	3%

Panama	1%	1%	1%	1%	1%	1%	1%	1%	1%	1%	1%

Caribbean TCL	2%	2%	2%	2%	2%	2%	4%	3%	4%	2%	2%

Rest of SCA&C	2%	1%	2%	2%	2%	2%	3%	2%	2%	1%	1%

Reportable segments	—	—	—	98%	98%	98%	127%	119%	124%	92%	90%

Other activities(3)	—	—	—	2%	2%	2%	(27)%	(19)%	(24)%	4%	9%

Assets held for sale	—	—	—	—	—	—	—	—	—	—	1%

Total consolidated (in millions of Dollars)				$14,706	$16,554	$16,200	$1,361	$1,959	$1,828	$28,433	$27,299

(1)	Represent the percentage integration by reportable operating segments based on aggregate combined revenues before eliminations resulting from consolidation.

(2)	Represent the percentage integration by reportable operating segments based on the consolidated amount of revenues as reported in the financial statements.

(3)

Our “Operating Earnings Before Other Expenses, Net” related to our “Other activities” line item includes our corporate expense, which in Dollar terms during the reported periods remained relatively flat; nonetheless, the integration percentage significantly changes year-over-year considering the total consolidated amount of “Operating Earnings Before Other Expenses, Net.”

(4)	As of December 31, 2023, the Philippines operations represented 3% and the Dominican Republic represented 1% of our total assets.

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

As of December 31, 2023 and 2024, and for the years ended December 31, 2022, 2023 and 2024, identified below are the accounting policies we have applied under IFRS that are critical to understanding our overall financial reporting.

CEMEX • 2024 20-F REPORT • 168

PART I

Deferred Income Taxes

Our operations are subject to taxation in many different jurisdictions throughout the world. The effects reflected in the statements of income for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary, reflecting uncertainty in income tax treatments, if any. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax loss carryforwards and other recoverable tax credits, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow the manner in which we expect to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted. Our worldwide tax position is highly complex and subject to numerous laws that require interpretation and application and that are not consistent among the countries in which we operate. Significant judgment is required to appropriately assess the amounts of tax assets and liabilities.

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

CEMEX • 2024 20-F REPORT • 169

PART I

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

CEMEX • 2024 20-F REPORT • 170

PART I

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

Derivative financial instruments are recognized as assets or liabilities in the balance sheet at their estimated fair values, and changes in such fair values are recognized in the statements of income within “Financial income and other items, net” for the period in which they occur, except for changes in the fair value of derivative instruments associated with cash flow hedges, in which case, such changes in fair value are recognized in stockholders’ equity within “Other equity reserves,” and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. Likewise, in hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result within “Other equity reserves,” whose reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, we have not designated any derivative instruments in fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, we believe the risk of nonperformance of the obligations agreed to by such counterparties to be minimal. See note 17.4 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included herein.

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

CEMEX • 2024 20-F REPORT • 171

PART I

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

Critical judgment and estimates by management are required to appropriately identify the corresponding level of fair value applicable to each derivative financing transaction, as well as to assess the amounts of the resulting assets and liabilities, mainly in respect of Level 2 and Level 3 fair values, in order to account for the effects of derivative financial instruments in the financial statements. See note 17.4 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

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

CEMEX • 2024 20-F REPORT • 172

PART I

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

During the years ended December 31, 2023 and 2024, we recognized non-cash impairment losses of fixed assets for an amount of $36 and $122 million, respectively, mainly in connection with the closing and/or reduction of operations resulting from adjusting supply to current demand conditions, a change of operating model of certain assets, a material decrease in real estate prices, as well as some equipment that remained idle for extended periods. In the year ended December 31, 2022, we recognized non-cash impairment losses of fixed assets for an amount of $77 million, mainly associated with certain negative effects of the COVID-19 pandemic, as a result of which we closed certain assets due to their estimated sales volumes and the Company’s ability to supply demand by achieving efficiencies in other operating assets. In addition, during 2022, 2023 and 2024, there were no reversal of impairment charges recognized in prior years. Generally, for all reported periods, we conduct impairment tests on several CGUs considering certain triggering events, mainly: (a) the closing and/or reduction of operations of cement and ready-mix concrete plants resulting from adjusting the supply to current demand conditions; (b) change of operating model of certain assets or the transferring of installed capacity to more efficient plants; as well as (c) for certain equipment, remaining idle for several periods. Any resulting impairment losses are recognized within the line item of “Other expenses, net.” See note 15.1 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

During the years ended December 31, 2022, 2023 and 2024 the breakdown of impairment losses of fixed assets by country was as follows:

	For the Year Ended December 31,
	2022	2023	2024
	(in millions of Dollars)

France	$—	$6	$45

United States	26	3	24

Caribbean TCL	14	7	16

Spain	23	2	15

United Kingdom	10	5	9

Others	4	13	13

	$77	$36	$122

See note 15.1 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

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

CEMEX • 2024 20-F REPORT • 173

PART I

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

For the year ended December 31, 2024, we did not recognize any goodwill impairment losses considering that, in most cases, our cash flows projections by reportable operating segments to which our goodwill balances have been allocated slightly improved compared to 2023. This was mainly due to reductions in the applicable discount rates, which on a weighted average decreased 70 basis points in 2024, or 0.7%, compared to 2023, while the generation of our Operating EBITDA is generally expected to remain flat as a result of geopolitical uncertainty, among other factors. See notes 7 and 16.2 to Cemex, S.A.B. de C.V.’s audited consolidated financial statements included elsewhere in this annual report.

For the year ended December 31, 2023, we did not recognize any goodwill impairment losses considering the rise in our projected cash flows, particularly due to the enhanced generation of Operating EBITDA in most of the countries where our goodwill balances are allocated. Additionally, the positive outlook for the upcoming years played a role in this determination. This was partially offset by the overall increase in applicable discount rates, which saw an average uptick of 120 basis points, or 1.2%, compared to 2022. See notes 7 and 16.2 to Cemex, S.A.B. de C.V.’s audited consolidated financial statements included elsewhere in this annual report.

For the year ended December 31, 2022, as part of the mandatory impairment test during the fourth quarter, we recognized within “Other expenses, net,” non-cash goodwill impairment losses for an aggregate amount of $365 million, of which $273 million correspond to the operating segment in the United States and $92 million correspond to the operating segment in Spain. See notes 7 and 16.2 to Cemex, S.A.B. de C.V.’s audited consolidated financial statements included elsewhere in this annual report. In both cases, the related book value of the operating segment exceeded the corresponding value in use. The impairment losses in 2022 are mainly related to the significant increase in the discount rates in comparison to 2021 and the resulting significant decrease in our projected cash flows in these segments considering the global high inflationary environment, which increased risk-free rates, and the material increase in the funding cost observed in the industry during the period. These negative effects more than offset the expected improvements in the estimated Operating EBITDA generation in both the United States and Spain.

For the years ended December 31, 2022, 2023 and 2024, the reporting segments we presented in note 4.3 to our 2024 audited consolidated financial statements included elsewhere in this annual report represent our groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment. In arriving at this conclusion, we considered: (i) that after the acquisition, goodwill was allocated at the level of the reporting segment; (ii) that the operating components that comprise the reporting segment have similar economic characteristics; (iii) that the reporting segments are used by us to organize and evaluate its activities in its internal information system; (iv) the homogenous nature of the items produced and traded in each operative component, which are all used by the construction industry; (v) the vertical integration in the value chain of the products comprising each component; (vi) the type of clients, which are substantially similar in all components; (vii) the operative integration among components; and (viii) whether the compensation system of the specific country is based on the consolidated results of the reporting segment and not on the particular results of the components. In addition, the country level represents the lowest level within us at which goodwill is monitored for internal management purposes.

Significant judgment by management is required to appropriately assess the fair values and values in use of these assets. Impairment tests are significantly sensitive to, among other factors, the estimation of future prices of our products, the development of operating expenses, local and international economic trends in the construction

CEMEX • 2024 20-F REPORT • 174

PART I

industry, the long-term growth expectations in the different markets as well as the discount rates and the growth rates in perpetuity applied. For purposes of estimating future prices, we use, to the extent available, historical data plus the expected increase or decrease according to information issued by what we consider to be trusted external sources, such as national construction or cement producer chambers and/or in governmental economic expectations. Operating expenses are normally measured as a constant proportion of revenue, following past experience. However, such operating expenses are also reviewed considering external information sources in respect to inputs that behave according to international prices, such as gas and oil. We use specific pre-tax discount rates for each group of CGUs to which goodwill is allocated, which are applied to pre-tax cash flows. The discount rates are determined using the approach of the weighted average cost of capital formula. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rate in perpetuity applied. The higher the growth rate in perpetuity applied, the higher the amount obtained of undiscounted future cash flows by group of CGUs obtained. Moreover, the amounts of discounted estimated future cash flows are significantly sensitive to the weighted average cost of capital (discount rate) applied. The higher the discount rate applied, the lower the amount obtained of discounted estimated future cash flows by group of CGUs obtained. Additionally, we monitor the useful lives assigned to these long-lived assets for purposes of depreciation and amortization, when applicable. This determination is subjective and is integral to the determination of whether impairment has occurred.

Pre-tax discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances in 2022, 2023 and 2024 were as follows:

	Discount Rates			Long-term growth rate
Groups of CGUs	2022	2023	2024	2022	2023	2024

United States	9.1%	10.1%	9.4%	2.0%	2.0%	2.1%

United Kingdom	9.1%	10.4%	9.7%	1.5%	1.5%	1.3%

France	9.2%	10.4%	9.8%	1.4%	1.5%	1.3%

Spain	9.4%	10.7%	9.8%	1.7%	1.6%	1.6%

Mexico	10.3%	11.6%	10.9%	1.1%	1.0%	0.5%

Colombia	10.9%	12.7%	12.1%	3.3%	3.3%	3.0%

Range of rates in other countries	9.3% - 13.9%	10.3% - 14.7%	9.6% - 12.8%	1.5% - 4.5%	1.1% - 4.0%	0.7% - 4.0%

The discount rates used in our cash flow projections for determining the value in use of our operating segments to which goodwill has been allocated as of December 31, 2024, decreased by a weighted average of 0.7% compared to 2023. This decrease is mainly attributed to the decrease in the risk-free rate associated with our segments, which changed from 4.79% in 2023 to 4.25% in 2024, the reduction in the funding cost that changed from 6.7% in 2023 to 5.3% in 2024, net of the decrease in the weight of debt which changed from 22.5% in 2023 to 21.1% in 2024, and the slight reduction in the public comparable companies’ stock volatility (“Beta”), which changed from 1.07 in 2023 to 1.05 in 2024. These reductions were partially offset by the increase in the market premium, which changed from 5.9% in 2023 to 6.0% in 2024.

The discount rates used in our cash flow projections for determining the value in use of our operating segments to which goodwill has been allocated as of December 31, 2023, increased by a weighted average of 1.2% compared to 2022. This increase is mainly attributed to several factors: the increase in the risk-free rate associated with our segments, which changed from 3.58% in 2022 to 4.79% in 2023; and the reduction in the weight of debt which changed from 27% in 2022 to 22.5% in 2023. These increases were partially offset by the reduction in the public comparable companies’ stock volatility Beta which changed from 1.08 in 2022 to 1.07 in 2023. In 2023, the funding cost observed in the industry remained unchanged at 6.7% compared to 2022, and other assumptions remained relatively flat in 2023 in comparison to 2022.

As of December 31, 2024, we identified the discount rates used in our cash flow projections in the United States and Colombia as potential impairment risks in our operating segments. The foregoing is due to a funding cost of 5.3% as

CEMEX • 2024 20-F REPORT • 175

PART I

of December 31, 2024, an independent increase of 450 basis points, or 4.5%, compared to December 31, 2023 and a risk-free rate of 5.5% as of December 31, 2024, an independent increase of 125 basis points, or 1.25%, compared to December 31, 2023. Nonetheless, such assumptions were not feasible as of December 31, 2024 in an environment with receding inflation and, consequently, with decreasing interest rates. We continually monitor the evolution of the group of CGUs to which goodwill has been allocated that have presented relative goodwill impairment risk in any of the reported periods and, if the relevant economic variables and the related value in use would be negatively affected, it may result in a goodwill impairment loss in the future. The table below shows the additional effects of the sensitivity analyses to the charges recognized from the changes in assumptions as of December 31, 2024.

	Impairment effects from the sensitivity analyses to changes in assumptions as of December 31, 2024
Operating segment	Impairment losses recognized	Discount rate +1%	Long-term growth rate -1%	Multiples Operating EBITDA 9.7x

United States	$—	509	213	—

Colombia	$—	49	23	—

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

CEMEX • 2024 20-F REPORT • 176

PART I

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

Results of Operations

Selected Consolidated Financial Information

The financial data set forth below as of December 31, 2023 and 2024, and for each of the three years ended December 31, 2022, 2023 and 2024 have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our 2024 audited consolidated financial statements included elsewhere in this annual report.

Our 2024 audited consolidated financial statements included elsewhere in this annual report have been prepared in accordance with IFRS, which differ in significant respects from U.S. GAAP. The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as issued by the IASB) to reconcile such financial statements to U.S. GAAP.

During the year ended December 31, 2024, we reported a controlling interest net income of $939 million, which was 415% higher than 2023. Our improved operating performance, net income for 2024 was driven by a lower effective tax rate and gains from asset divestments. This increase was partially mitigated by 2% lower revenues in 2024 compared to 2023, attributable to lower volumes in the markets in which we operate, partially compensated by higher prices. Our other expenses, net, decreased 97% from an expense of $211 million in 2023 to an expense of $7 million in 2024, which was mainly due to a gain on sale of assets, including the sale of our 34.8% equity interest in Neoris. During the year ended December 31, 2024, we did not recognize any non-cash goodwill impairment losses.

CEMEX • 2024 20-F REPORT • 177

PART I

Cemex, S.A.B. de C.V. and Subsidiaries

Selected Consolidated Financial Information

	As of and for the Year Ended December 31,
	2022	2023	2024
	(in millions of Dollars, except ratios and share and per share amounts)

Statements of Income Information:

Revenues	$14,706	$16,554	$16,200

Cost of sales(1)	(10,221)	(10,979)	(10,761)

Gross profit	4,485	5,575	5,439

Operating expenses	(3,124)	(3,616)	(3,611)

Operating earnings before other expenses, net(2)	1,361	1,959	1,828

Other expenses, net	(488)	(211)	(7)

Operating earnings(2)	873	1,748	1,821

Financial items(3)	(333)	(523)	(934)

Share of profit of equity accounted investees	30	98	93

Earnings before income tax	570	1,323	980

Income tax	(168)	(1,204)	(67)

Discontinued operations(4)	483	80	47

Non-controlling interest net income	27	17	21

Controlling interest net income	858	182	939

Basic earnings per share(5)(6)	0.0197	0.0042	0.0217

Diluted earnings per share(5)(6)	0.0193	0.0041	0.0213

Basic earnings per share from continuing operations(5)(6)	0.0086	0.0023	0.0206

Diluted earnings per share from continuing operations(5)(6)	0.0085	0.0023	0.0202

Number of shares outstanding(5)(7)(8)	44,348	44,110	44,066

Statement of Financial Position Information:

Cash and cash equivalents	495	624	864

Assets held for sale and other current assets(9)	183	191	370

Property, machinery and equipment, net and assets for the right-of-use, net(13)	11,284	12,466	11,240

Other assets	14,485	15,152	14,825

Total assets	26,447	28,433	27,299

Current debt	51	25	189

Other current liabilities	5,495	6,761	5,903

Non-current debt	6,920	6,203	5,340

Other non-current liabilities	3,072	3,328	3,390

Total liabilities	15,538	16,317	14,822

Non-controlling interest	408	352	301

Total controlling interest	10,501	11,764	12,176

Other Financial Information:

Book value per share(5)(8)(10)	0.2368	0.2667	0.2763

Operating EBITDA(11)	2,433	3,149	3,078

Capital expenditures	1,362	1,417	1,380

Depreciation and amortization of assets	1,072	1,190	1,250

Cash flows provided by operating activities from continuing operations	1,877	3,132	3,252

Basic earnings per CPO from continuing operations(5)(6)	0.0258	0.0069	0.0618

Basic earnings per CPO(5)(6)	0.0591	0.0126	0.0651

Total debt plus other financial obligations(12)	8,825	8,164	7,358

(1)

Cost of sales represents the production cost of inventories at the moment of sale and includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants, freight expenses of raw materials in plants and delivery expenses of our ready-mix concrete

CEMEX • 2024 20-F REPORT • 178

PART I

business. Our cost of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which are all included as part of the line item titled “Operating expenses.”

(2)

In the statements of income, we include the line item titled “Operating earnings before other expenses, net” considering that it is a subtotal relevant for the determination of our “Operating EBITDA” as explained in note 2 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report. The line item of “Operating earnings before other expenses, net” allows for easy reconciliation of the amount in these financial statements under IFRS to the non-IFRS measure of Operating EBITDA by adding back depreciation and amortization. Under current IFRS, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of the statements of income varies significantly by industry and company according to specific needs.

(3)

Financial items include our financial expense and our financial income and other items, net, which includes net interest cost of pension liabilities, financial income, results from financial instruments, net (derivatives, fixed-income investments and other securities), foreign exchange results, effects of amortized cost on assets and liabilities and others, net. See notes 8.1 and 8.2 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

(4)

Considering the disposal of entire reporting segments as well as the sale of significant businesses, our statements of income present as part of the single line item of “Discontinued operations,” net of income tax, the results of: (a) the operating segment in Philippines for the years ended December 31, 2022 and 2023 and for the period from January 1 to December 2, 2024; (b) the operating segment in Guatemala for the years ended December 31, 2022 and 2023 and for the period from January 1 to September 10, 2024; (c) the operating segment in Dominican Republic for the years ended December 31, 2022, 2023 and 2024; (d) the operating segments in Costa Rica and El Salvador for the period from January 1 to August 31, 2022; and (e) Neoris’ operations for the period from January 1 to October 25, 2022. See note 4.2 in Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

(5)

Cemex, S.A.B. de C.V.’s capital stock consists of Series A shares and Series B shares. Each CPO represents two Series A shares and one Series B share. As of December 31, 2024, 99.99% of Cemex, S.A.B. de C.V.’s outstanding share capital was represented by CPOs, with each ADS representing 10 CPOs. During the year ended December 31, 2022, under the repurchase programs authorized at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meetings held on March 25, 2021 and March 24, 2022, Cemex, S.A.B. de C.V. repurchased 220.6 million CPOs, at a weighted average price in Mexican Pesos equivalent to $0.5026 per CPO, which was equivalent to an amount of $110.9 million. The shares repurchased under such repurchase programs were proposed and subsequently approved for cancellation at the Cemex, S.A.B. de C.V. Annual ordinary general shareholders’ meeting held on March 23, 2023. No CPOs were repurchased in 2023 and 2024 under the repurchase programs authorized at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meetings held on March 23, 2023 and March 22, 2024.

(6)

Earnings per share is calculated based upon the weighted-average number of shares outstanding during the year, as described in note 23 to our 2024 audited consolidated financial statements included elsewhere in this annual report. Basic earnings per CPO is determined by multiplying the basic earnings per share for each period by three (the number of shares underlying each CPO). Basic earnings per CPO is presented solely for the convenience of the reader and does not represent a measure under IFRS. As shown in notes 4.2 and 23 to our 2024 audited consolidated financial statements included elsewhere in this annual report, and in connection with our discontinued operations mentioned above, for the year ended December 31, 2022, “Basic earnings per share” and “Diluted earnings per share” include $0.0086 and $0.0085, respectively, from “Continuing operations,” for the year ended December 31, 2023, “Basic earnings per share” and “Diluted earnings per share” include $0.0023 and $0.0023, respectively, from “Continued operations” and for the year ended December 31, 2024, “Basic earnings per share” and “Diluted earnings per share” include $0.0206 and $0.0202, respectively, from “Continued operations.” In addition, for the year ended December 31, 2022, “Basic earnings per share” and “Diluted earnings per share” include $0.0111 and $0.0109, respectively, from “Discontinued operations,” for the year ended December 31, 2023, “Basic earnings per share” and “Diluted earnings per share” include $0.0018 and $0.0018, respectively, from “Discontinued operations” and for the year ended December 31, 2024, “Basic earnings per share” and “Diluted earnings per share” include $0.0011 and $0.0011, respectively, from “Discontinued operations.” See note 23 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

(7)

Cemex, S.A.B. de C.V. did not pay a dividend in the years ended December 31, 2022 and 2023. No recapitalization of retained earnings or cash dividend was proposed at Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meetings held on March 24, 2022 and March 23, 2023. Pursuant to the resolutions adopted at Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meeting held on March 22, 2024, Cemex, S.A.B. de C.V. paid three installments of a cash dividend to shareholders during the year ended December 31, 2024 in the amounts of $0.012712 Mexican Pesos per share (equivalent to $0.000689 per share), $0.013496 Mexican Pesos per share (equivalent to $0.000689 per share) and $0.013886 Mexican Pesos per share (equivalent to $0.000689 per share), respectively.

(8)	Represents the weighted average number of shares diluted included in note 23 to our 2024 audited consolidated financial statements included elsewhere in this annual report.

(9)

The year ended December 31, 2024, includes assets held for sale in connection with the operating segment in Dominican Republic for $229 million. Additionally, as for years ended December 31, 2022, 2023 and 2024, included other assets held for sale for $68 million, $49 million and $36 million, respectively.

(10)	Book value per share is calculated by dividing the total controlling interest by the number of shares outstanding.

(11)

“Operating EBITDA” equals operating earnings before other expenses, net, plus depreciation and amortization expenses. Although Operating EBITDA is not a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by our chief executive officer to review operating performance and profitability, for decision making purposes and to allocate resources. Moreover, Operating EBITDA is a measure used by our creditors to review our capacity to internally fund capital expenditures, to service or incur debt and to comply with financial covenants under our financing agreements. See note 17.1 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report. Our Operating EBITDA may not be comparable to similarly titled measures reported by other companies. Operating EBITDA is reconciled below to operating earnings before other expenses, net, as reported in the statements of income, and to cash flows provided by operating activities from continuing operations before financial expense, coupons on the Subordinated Notes and income taxes, as reported in the statement of cash flows. Financial expense as reported in the statements of income does not include the coupon payments of Subordinated Notes of $54 million in 2022, $120 million in 2023 and $143 million in 2024 as described in note 21.2 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

(12)

Oher financial obligations include: (a) lease contracts as per IFRS 16; and (b) liabilities secured with accounts receivable. See notes 10 and 17.2 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

CEMEX • 2024 20-F REPORT • 179

PART I

	For the Year Ended December 31,
	2022	2023	2024
	(in millions of Dollars)

Reconciliation of cash flows provided by operating activities from continuing operations to Operating EBITDA

Cash flow provided by operating activities from continuing operations	$1,877	$3,132	$3,252

Plus/minus:

Changes in working capital excluding income taxes	390	(192)	(231)

Depreciation and amortization of assets	(1,072)	(1,190)	(1,250)

Other items, net	166	209	57

Operating earnings before other expenses, net	1,361	1,959	1,828

Plus:

Depreciation and amortization of assets	1,072	1,190	1,250

Operating EBITDA	2,433	3,149	3,078

Consolidation of Our Results of Operations

Our 2024 audited consolidated financial statements included elsewhere in this annual report include all entities in which we hold a controlling interest or which we otherwise control. Control exists, and consolidation is required, only when we have all of the following: (a) the power, directly or indirectly, to direct the relevant activities of an entity; (b) the exposure to variable returns from our involvement with such entity; and (c) the ability to use our power over such entity to affect its returns.

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

Discontinued Operations

Considering the disposal of entire reporting segments as well as the sale of significant businesses, our statements of income present as part of the single line item of “Discontinued operations” the results of operations, net of income tax, of the following transactions (as further described below): (a) Philippines operations for the years ended December 31, 2022 and 2023 and for the period from January 1 to December 2, 2024; (b) Guatemala operations for the years ended December 31, 2022 and 2023 and for the period from January 1 to September 10, 2024; (c) Dominican Republic operations for the years ended December 31, 2022, 2023 and 2024; (d) Neoris’ operations for the period from January 1 to October 25, 2022; and (e) Costa Rica and El Salvador operations for the period from January 1 to August 31, 2022. See note 4.2 in Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

Acquisition of Operations

The operating results of newly acquired businesses are consolidated in Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report beginning on the acquisition date. Therefore, all periods presented do not include operating results corresponding to newly acquired businesses before we assumed control.

CEMEX • 2024 20-F REPORT • 180

PART I

Significant Transactions

For the years ended December 31, 2022, 2023 and 2024, our consolidated results reflect the following transactions:

•

On December 2, 2024, we closed the sale of our operations in the Philippines through separate agreements executed on April 25, 2024 with DACON Corporation, DMCI Holdings, Inc. and Semirara Mining & Power Corporation, for a total consideration related to our controlling interest of $798 million, subject to post-closing price adjustments. In particular, (i) Cemex Asia divested a 100% equity interest in CASEC, (ii) one of the buyers acquired a 100% interest in ALQC, of which 40% of the purchase price corresponded to Cemex Asia for its indirect equity interest in ALQC; and (iii) one of the buyers acquired a 100% interest in IQAC, of which 40% of the purchase price corresponded to Cemex Asia for its indirect equity interest in IQAC. As part of the transaction, the buyers assumed the financial debt of CHP. CASEC owns an 89.86% interest in CHP. CHP is the owner of Cemex’s former main operating subsidiaries in the Philippines engaged in the production, sale, and distribution of cement and other buildings materials and is listed on the Philippine Stock Exchange, Inc. ALQC and IQAC are the primary suppliers of raw materials used in the now former operations of Cemex in the Philippines. The divested assets mainly consisted of two cement plants with an installed capacity of around 5.7 million metric tons per year, six marine distributions terminals and 18 land distribution centers, among other assets and investments in extracting entities. For the years ended December 31, 2022 and 2023 and for the period from January 1 to December 2, 2024, our operations in the Philippines are reported in the statements of income, net of income tax, in the single line item “Discontinued operations,” including during the year ended December 31, 2024 a loss on sale of $119 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control and goodwill cancellation of $79 million.

•

On November 1, 2024, we sold our non-controlling equity interest of 34.8% in Neoris to EPAM for a total of $215 million resulting in a gain of $139 million recognized within Other expenses, net. Previously, on October 25, 2022, we sold to Advent a 65% controlling interest in Neoris for a total of $119 million and retained such non-controlling interest of 34.8%. The remaining non-controlling interest was remeasured at fair value upon loss of control, was subsequently accounted for under the equity method and was presented within the line item “Investments in associates and joint ventures.” Neoris’ results for the period from January 1 to October 25, 2022 are reported in the statements of income, net of income tax, in the single line item “Discontinued operations,” including during the year ended December 31, 2022 a gain on sale of $117 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control.

•

On September 10, 2024, we signed and closed the sale of our operations in Guatemala to a subsidiary of Holcim Ltd, for a total consideration of $212 million. The divested assets mainly consist of one grinding mill with an installed capacity of around 0.6 million metric tons per year, three ready mix plants and five distribution centers. For the years ended December 31, 2023 and 2022 and for the period from January 1 to September 10, 2024, our operations in Guatemala are reported in the statements of income, net of income tax, in the single line item “Discontinued operations,” including during the year ended December 31, 2024 a gain on sale of $163 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control.

•

On September 3, 2024, we announced that we acquired from the Heim Group in Germany for a price of $4 million a 51% controlling interest in RC-Baustoffe Berlin, a Berlin-based recycling company that processes mineral construction, demolition, excavation materials and operates one plant to permanently store biogenic CO2 in recycled mineral waste. The acquired recycling facility should process up to 0.4 million tons of materials per year to turn into repurposed aggregates for concrete production, reintroducing them into the construction value chain. During 2024, in connection with the excess of the purchase price and the fair value of the net assets acquired, we determined goodwill of $5 million in connection with the acquisition.

CEMEX • 2024 20-F REPORT • 181

PART I

•

On August 5, 2024, one of our subsidiaries entered into an agreement with Progreso and its strategic partners, for the sale of our operations in the Dominican Republic, for a total consideration of $950 million, subject to final adjustments. The assets for divestment mainly consist of one cement plant in the Dominican Republic with two integrated production lines and related cement, concrete, aggregates and marine terminal assets. As of December 31, 2024, the assets and liabilities related to our operations in the Dominican Republic are presented in the line items “Assets held for sale” and “Liabilities related to assets held for sale,” respectively. For the years ended December 31, 2022, 2023 and 2024, our operations in the Dominican Republic are reported in the statements of income, net of income tax, in the single line item “Discontinued operations.” See “Item 5—Operating and Financial Review and Prospects—Results of Operations—Significant Transactions” and “Item 5—Operating and Financial Review and Prospects—Results of Operations—Discontinued Operations” for more information. Also see note 28 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Business and Operations—Divestment of our Operations in the Dominican Republic” for information related to the closing of the divestiture of our Dominican Republic operations.

•

On July 15, 2024, we announced that one of our subsidiaries entered into a joint venture agreement with Couch Aggregates, a sand and gravel supplier, and Premier Holdings, a marine bulk product distributor. We expect this joint venture to strengthen our aggregate reserves with the production, distribution, and sale of sand, gravel, and limestone in the mid-South of the United States.

•

On November 1, 2023, through a subsidiary in Germany, for a total consideration of $13 million we completed the acquisition of Kiesel, a mortars and adhesives company in the construction industry based in Germany. Kiesel serves the German, French, Polish, and Czech markets, consisting of a production facility and five distribution locations. During 2023, in connection with the excess of the purchase price and the fair value of the net assets acquired, we determined goodwill of $5 million in connection with the acquisition.

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

•

On May 11, 2023, through a subsidiary, we completed the purchase of the assets of Atlantic Minerals Limited in Newfoundland and Labrador, Canada, consisting mainly of an aggregates quarry and maritime port operations for a price of $75 million. With this investment, we secured a new long-term aggregates reserve for our operations in Florida and the east coast of the United States, as well as a source for chemical-grade stone. During 2023, based on the valuation of the fair values of the assets acquired and liabilities assumed, we did not determine any goodwill on this acquisition.

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

CEMEX • 2024 20-F REPORT • 182

PART I

•

On January 30, 2023, for a total consideration of $13 million, we acquired a 51% controlling interest in Israel-based SHTANG, a construction demolition and excavation waste recycling company. SHTANG holds a 13-year license to build and operate its CDEW facility. The facility is expected to process 600,000 tons of waste annually. The facility’s production is used as raw materials for aggregate production. During 2023, in connection with the excess of the purchase price and the fair value of the net assets acquired, we determined goodwill of $3 million on this acquisition.

•

On January 25, 2023, in Manila, Philippines, CASEC filed a Tender Offer Report on Form 19-1 with the Securities and Exchange Commission of the Philippines and the Philippine Stock Exchange, pursuant to Rule 19 of the Securities Regulation Code of the Philippines, in connection with its intention to conduct the CHP Tender Offer to acquire a minimum of one and a maximum of 1,614,000,000 common shares of CHP. The tender offer period commenced on February 16, 2023 and lasted for a period of 20 business days, ending on March 16, 2023. Payment of the net proceeds of the validly tendered shares took place on March 30, 2023. As part of the CHP Tender Offer, CASEC acquired 1,614,000,000 common shares of CHP, resulting in CASEC owning 89.86% of the outstanding common shares of CHP. In the CHP Tender Offer, CASEC paid 1.30 Philippine Pesos per share, an equivalent of 2,098.20 million Philippine Pesos ($37.88 million as of December 31, 2023, based on an exchange rate of 55.37 Philippine Pesos to $1.00) for all the acquired shares. In December 2024, we sold our operations in the Philippines. See “Item 5—Operating and Financial Review and Prospects—Results of Operations—Significant Transactions” and “Item 5—Operating and Financial Review and Prospects—Results of Operations—Discontinued Operations” for more information.

•

On August 31, 2022, we announced that we, through certain of our subsidiaries, concluded the sale agreed in December 2021 of our operations in Costa Rica and El Salvador to affiliates of Progreso, for a total consideration of $325 million, related to our aggregate controlling interest. The divested assets consisted of one fully integrated cement plant, one grinding station, seven ready-mix plants, one aggregate quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. Our operations of these assets in Costa Rica and El Salvador for the period from January 1, 2022 to August 31, 2022 are reported in the statements of income, net of income tax, as part of the single line item “Discontinued operations,” including during the year ended December 31, 2022 a gain on sale of $240 million, which includes the reclassification of foreign currency translation effects accrued in equity until the disposal date.

•

On July 11, 2022, through a subsidiary in Germany, we completed the acquisition of a 53% stake in the German aggregates company ProStein for a total consideration of $21 million. The investment expanded our aggregates business in the region and we estimate that it increased the life of the aggregates’ reserves for our operations in Central Europe for at least the next 25 years as of 2022. The majority stake in ProStein’s assets added a full range of fine and hardstone aggregates to our aggregates portfolio. In addition to supplying the greater Berlin area, the additional capacity can supply several urban centers in Poland and the Czech Republic. ProStein’s assets included six active hardstone plants and six CDEW recovery sites. During 2022, we did not determine any goodwill in connection with this acquisition. On December 30, 2024, the owners of the 47% stake of ProStein not belonging to us exercised an option to sell their interest in ProStein to us in two tranches, a 21% interest in 2025 and a 26% interest in 2026. As a result, during the year ended December 31, 2024, we recognized a current liability of $8 million and a non-current liability of $10 million, and cancelled the non-controlling interest in consolidated equity.

See notes 4.1 and 4.2 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

CEMEX • 2024 20-F REPORT • 183

PART I

Consolidated Statements of Income Data

The following table sets forth our selected consolidated statements of income data for each of the years ended December 31, 2022, 2023 and 2024 expressed as a percentage of revenues.

	Year Ended December 31,
	2022	2023	2024

Revenues	100%	100%	100%

Cost of sales	(69.5)	(66.3)	(66.4)

Gross profit	30.5	33.7	33.6

Operating expenses	(21.2)	(21.8)	(22.3)

Operating earnings before other expenses, net	9.3	11.9	11.3

Other expenses, net	(3.4)	(1.3)	(0.1)

Operating earnings	5.9	10.6	11.2

Financial expense	(3.4)	(3.3)	(3.4)

Financial income and other items, net	1.2	0.1	(2.3)

Share of profit on equity accounted investees	0.2	0.6	0.5

Earnings before income tax	3.9	8.0	6.0

Income tax	(1.2)	(7.3)	(0.4)

Net income from continuing operations	2.7	0.7	5.6

Discontinued operations	3.3	0.5	0.3

Consolidated net income	6.0	1.2	5.9

Non-controlling interest net income	0.2	0.1	0.1

Controlling interest net income	5.8	1.1	5.8

Key Components of Results of Operations

Revenues

Revenues are primarily comprised from the sale and distribution of cement, ready-mix concrete, aggregates, and Urbanization Solutions, which accounted for 97% of our consolidated external revenues for the three years ended December 31, 2022, 2023 and 2024. We recognized revenues at a point in time or overtime in the amount of the price, before tax on sales, expected to be received for goods and services supplied due to ordinary activities, as contractual performance obligations are fulfilled, and control of goods and services passes to the customer. Revenues are decreased by any trade discounts or volume rebates granted to customers. Transactions between related parties are eliminated in consolidation. Variable consideration is recognized when it is highly probable that a significant reversal in the amount of cumulative revenue recognized for the contract will not occur and is measured using the expected value or the most likely amount method, whichever is expected to better predict the amount based on the terms and conditions of the contract.

Cost of Sales

Cost of sales represents the production cost of inventories at the moment of sale, including raw materials and goods for resale, payroll related to the production phase, electricity, fuels, and other services, depreciation and amortization of assets involved in the production, maintenance, repairs and supplies, freight expenses of raw material in plants and delivery expenses of our ready-mix concrete business, among other production costs. Cost of sales does not include (i) expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sales, which are included in administrative and selling expenses, and (iii) freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities, which

CEMEX • 2024 20-F REPORT • 184

PART I

are included as part of distribution expenses. Administrative and selling expenses and distribution expenses are included in operating expenses. As a percentage of revenues, cost of sales represented 69.5%, 66.3% and 66.4% for the years ended December 31, 2022, 2023 and 2024, respectively.

Operating Expenses

Operating expenses comprise administrative and selling expenses and distribution and logistics expenses. Administrative expenses represent the expenses associated with personnel, services, and equipment, including depreciation and amortization related to managerial activities and back-office for our management. Sales expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, involved specifically in sales activities. Distribution and logistics expenses refer to storage expenses at points of sales, including depreciation and amortization, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities. As a percentage of revenues, operating expenses represented 21.2%, 21.8% and 22.3% for the years ended December 31, 2022, 2023 and 2024, respectively. The main operating expenses are comprised of transportation cost, payroll of personnel, depreciation and amortization of assets related to the operating expenses, as well as professional legal, accounting, and advisory services and maintenance, repairs, and supplies accounted for 95.2%, 93.8%, and 94.3% of consolidated operating expenses for the years ended December 31, 2022, 2023 and 2024, respectively.

Other Expenses, Net

The line item Other expenses, net consists primarily of revenues and expenses not directly related to our main activities or which are of nonrecurring nature, including impairment losses of long-lived assets, non-recurring sales of emission allowances, results on disposal of assets, which relates to sales of property plant and equipment, and restructuring costs, and losses in connection with property damages and natural disasters, among others. For the years ended December 31, 2022, 2023 and 2024. Other expenses, net, amounted to $488 million, $211 million and $7 million, respectively. In 2022 it included impairment losses of goodwill of $365 million, in 2023, it included impairment losses of other intangible assets and property, machinery, and equipment of $43 million, and in 2024, it included impairment losses of property, machinery, and equipment of $122 million and a gain of $139 million related to the sale of our 34.8% equity interest in Neoris. As a percentage of revenues, Other expenses, net, represented 3.4%, 1.3% and 0.1% for the years ended December 31, 2022, 2023 and 2024, respectively.

Financial income and other items, net

Financial income and other items, net, includes (i) effects of amortized cost on assets and liabilities; (ii) net interest cost of defined benefit liabilities; (iii) results from financial instruments, net; (iv) foreign exchange results, comprising foreign exchange gains and losses in connection with the effects of foreign exchange fluctuations on our assets and liabilities denominated in currencies other than the Dollar; (v) financial income, which relates to income in connection with deposits and investments; and (vi) others. As a percentage of revenues, financial income, and other items, net, represented 1.2%, 0.1% and 2.3% for the years ended December 31, 2022, 2023 and 2024, respectively.

Income Tax

Income tax comprises current income taxes net of deferred income taxes. For the years ended December 31, 2022, 2023 and 2024 our statutory income tax rate was 30%, 30% and 30%, respectively. Our average effective tax rate equals the net amount of income tax revenue or expense divided by income or loss before income taxes, as these line items are reported in the statement of income, was 29.5%, 91.0% and 6.8% for the years ended December 31, 2022, 2023 and 2024, respectively. The effects reflected in the statement of income for income taxes include the amounts

CEMEX • 2024 20-F REPORT • 185

PART I

incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary, reflecting uncertainty in income tax treatments. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate or substantively enacted by the end of the reporting period to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax assets such as loss carryforwards and other recoverable taxes, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow how we expect to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2024 compared to the year ended December 31, 2023 in our (i) domestic cement and ready-mix concrete sales volumes, which refer entirely to sales to external customers, (ii) export sales volumes of cement, which include both sales to external customers and intragroup export sales from one reportable operating segment to another, and (iii) domestic cement and ready-mix concrete average sales prices for each of our reportable operating segments.

Reportable operating segments represent the components of Cemex that engage in business activities from which we may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. Cemex discloses its segment information presenting thirteen reportable operating segments under IFRS 8. We operate geographically and by line of business on a regional basis. For the reported periods, our operations were organized in four geographical regions, each under the supervision of a regional president, as follows: (1) Mexico, (2) United States, (3) EMEA, comprising 10 operating segments, of which four operating segments were aggregated into a single reportable operating segment as described below, and (4) SCA&C, comprising 10 operating segments, of which eight operating segments were aggregated into two reportable operating segments as described below. The accounting policies applied to determine the financial information by reporting segment are consistent with those described in note 29 to our 2024 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2024, considering similar regional and economic characteristics and materiality, such as: (a) the nature of the products and services, all related to construction materials and the construction industry, (b) the nature of the production processes, which are the same for cement, ready-mix concrete, aggregates, and Urbanization Solutions, (c) the type of customers for their products or services, in all cases construction materials distributors and wholesalers, governments and big construction firms, and (d) the methods used to distribute their products or provide their services, which are very similar among our geographies using both third-party transportation for cement and aggregates and our own mixers fleet for ready-mix, certain operating segments have been aggregated and presented as single reportable segments. These reportable segments are as follows: (i) the “Rest of EMEA” refers to our operating segments and activities in the Czech Republic, Croatia, Egypt and the UAE; (ii) the “Rest of SCA&C” refers to our operating segments and activities in Puerto Rico, Nicaragua, Jamaica and the Caribbean, excluding the operations of Caribbean TCL; and (iii) the “Caribbean TCL” refers to TCL’s operating segments mainly in Trinidad and Tobago, Jamaica, Guyana and Barbados. The line item “Other activities,” included to reconcile the total of reportable

CEMEX • 2024 20-F REPORT • 186

PART I

segments with the consolidated amounts from continuing operations, refers to the following: (1) our cement trade maritime operations, (2) Cemex, S.A.B. de C.V., (3) other corporate entities and finance subsidiaries and (4) other minor subsidiaries with different lines of business.

The table below and the other volume data presented by reportable operating segment in this “Item 5—Operating and Financial Review and Prospects—Results of Operations—Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” section present Domestic Sales Volumes of cement and ready-mix concrete, consisting entirely of sales to external customers, as well as Export Sales Volumes of cement to both external customers and other operating segments, and Average Domestic Sales Prices in Local Currency of cement and ready-mix concrete, which refer to sales to external customers.

	Domestic Sales Volumes		Export Sales Volumes (Intragroup Transactions)	Export Sales Volumes to External Customers	Average Domestic Sales Prices in Local Currency(1)
Reporting Segment	Cement	Ready-Mix Concrete	Cement	Cement	Cement	Ready-Mix Concrete

Mexico	-1%	0%	-50%	-27%	+3%	+7%

United States	-6%	-10%	—	—	+2%	+5%

EMEA

United Kingdom	-8%	-15%	—	—	-4%	-2%

France	—	-10%	—	—	—	+1%

Germany	-13%	-19%	+10%	-100%	+2%	+2%

Poland	+7%	+10%	-100%	+100%	+3%	+2%

Spain	-1%	-3%	+48%	-2%	0%	+2%

Israel	—	-11%	—	—	—	0%

Rest of EMEA	+3%	+10%	—	-1%	-2%	-1%

SCA&C

Colombia	-6%	-5%	—	—	+3%	+11%

Panama	-2%	-10%	-60%	-59%	0%	+16%

Caribbean TCL	-3%	-8%	—	-19%	+5%	+10%

Rest of SCA&C	+9%	3%	—	+586%	-1%	-1%

“—”	= Not Applicable

(1)

Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For the purpose of our Rest of EMEA reportable segment, which comprises non-Euro segments, the weighted average variance in local currency is determined and presented in Euros at the exchange rates in effect as of the end of the reporting period. For the purpose of our Rest of SCA&C reportable segment, which comprises non-Dollar segments, the weighted average variance in local currency is presented in Dollar terms at the exchange rates in effect as of the end of the reporting period. Weighted average changes for the Rest of EMEA and Rest of SCA&C reportable segments are based on total sales volumes in the respective segment.

On a consolidated basis, our cement sales volumes decreased 1%, from 52.8 million tons in 2023 to 52.3 million tons in 2024, and our ready-mix concrete sales volumes decreased 6%, from 46.8 cubic meters in 2023 to 44.0 cubic meters in 2024. Our revenues decreased 2%, from $16,554 million in 2023 to $16,200 million in 2024, and our operating earnings before other expenses, net decreased 7%, from $1,959 million in 2023 to $1,828 million in 2024. See the table below for a breakdown according to reporting segment.

The following tables present selected financial information for revenues of both external revenues and revenues including intragroup transactions, as well as operating earnings before other expenses, net and Operating EBITDA for each of our reporting segments for the years ended December 31, 2023 and 2024. Variations in revenues determined on the basis of Dollars include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Dollar; therefore, such variations differ substantially from those based solely on the countries’ local currencies.

CEMEX • 2024 20-F REPORT • 187

PART I

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

Reporting Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	Revenues including intragroup transactions For the Years Ended		Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	External Revenues For the Years Ended
				2023	2024				2023	2024

Mexico	+1%	-5%	-4%	5,060	4,881	+2%	-4%	-2%	4,855	4,745

United States	-3%	—	-3%	5,338	5,194	-3%	—	-3%	5,338	5,194

EMEA

United Kingdom	-6%	+2%	-4%	992	953	-6%	+2%	-4%	992	953

France	-10%	0%	-10%	842	756	-10%	0%	-10%	842	756

Germany	-4%	0%	-4%	497	476	-5%	0%	-5%	447	424

Poland	+17%	-1%	+16%	467	543	+17%	-1%	+16%	466	542

Spain	+2%	-1%	+1%	449	455	0%	-1%	-1%	411	409

Israel	-9%	0%	-9%	794	724	-9%	0%	-9%	794	724

Rest of EMEA	+2%	0%	+2%	770	784	+3%	-1%	+2%	766	784

SCA&C

Colombia	-1%	+3%	+2%	458	468	-2%	+4%	+2%	458	466

Panama	-7%	—	-7%	158	148	-5%	—	-5%	132	125

Caribbean TCL	0%	0%	0%	329	330	-3%	0%	-3%	317	309

Rest of SCA&C	+6%	—	+6%	285	302	+6%	—	+6%	285	301

Reportable Segments	—	—	—	—	—	-2%	—	-2%	16,103	15,732

Other Activities	—	—	—	—	—	+4%	—	+4%	451	468

Total Consolidated	—	—	—	—	—	-2%	—	-2%	16,554	16,200

“—”	= Not Applicable

(1)

Represents the variation in local currency terms. For the purposes of our Rest of EMEA reportable segment, which comprises non-Euro segments, the weighted average variance in local currency is determined and presented in Euros at the exchange rates in effect as of the end of the reporting period. For the purposes of our Rest of SCA&C reportable segment, which comprises non-Dollar segments, the weighted average variance in local currency is presented in Dollar at the exchange rates in effect as of the end of the reporting period.

CEMEX • 2024 20-F REPORT • 188

PART I

	Operating Earnings Before Other Expenses, Net(1) For the Year Ended December 31,		Plus: Depreciation and amortization		Operating EBITDA(2) For the Year Ended December 31,
Reporting Segment	2023	2024	2023	2024	2023	2024

Mexico	$1,267	$1,268	$221	$207	$1,488	$1,475

United States	557	517	483	514	1,040	1,031

EMEA:

United Kingdom	121	95	72	91	193	186

France	(1)	(8)	54	42	53	34

Germany	5	(11)	32	34	37	23

Poland	48	73	24	27	72	100

Spain	40	31	31	29	71	60

Israel	57	42	33	37	90	79

Rest of EMEA	99	108	48	47	147	155

SCA&C:

Colombia	37	38	25	27	62	65

Panama	18	12	17	17	35	29

Caribbean TCL	58	67	20	20	78	87

Rest of SCA&C	43	38	11	16	54	54

Reportable Segments	2,349	2,270	1,071	1,108	3,420	3,378

Other Activities	(390)	(442)	119	142	(271)	(300)

Total Consolidated	$1,959	$1,828	$1,190	$1,250	$3,149	$3,078

(1)

We include the line item titled “Operating earnings before other expenses, net” in our statements of income under IFRS considering that it is a subtotal relevant for the determination of our “Operating EBITDA” (Operating earnings before other expenses, net plus depreciation and amortization) as described in note 2 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

(2)

Operating EBITDA is the financial measure used by our chief executive officer to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, Operating EBITDA is a measure used by our creditors to review our capacity to internally fund capital expenditures, to service or incur debt and to comply with financial covenants under our financing agreements, as described in note 17.1 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report. Our Operating EBITDA is not a measure of operating performance, an alternative to cash flow or a measure of financial position under IFRS. Moreover, Operating EBITDA may not be comparable to other similarly titled measures of other companies.

Revenues. Our consolidated revenues decreased 2%, from $16,554 million in 2023 to $16,200 million in 2024. The decrease in our revenues was mainly attributable to lower volumes in our markets, partially offset by higher prices of our products in local currency. Set forth below is a quantitative and qualitative analysis of the various factors affecting our revenues on a reporting segment basis. To allow the analysis of each reportable segment on a stand-alone basis, our discussion of volume data and revenues information below is presented in both external revenues and revenues before eliminations resulting from consolidation, as described in note 4.3 to our 2024 audited consolidated financial statements included elsewhere in this annual report.

Mexico

Our domestic cement sales volumes to external customers from our operations in Mexico decreased 1% in 2024 compared to 2023, and ready-mix concrete sales volumes remained flat over the same period. Our revenues from our operations in Mexico represented 29% and 29% in Dollar terms of our consolidated external revenues for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, our operations in Mexico represented 15% of our total assets in Dollar terms. During 2024, the decrease in cement volumes was driven by the construction activity deceleration after the presidential elections in Mexico in June, while ready-mix and aggregate volumes remained flat. Our cement export volumes from our operations in Mexico, which represented 7% of our Mexican cement sales volumes for the year ended December 31, 2024, of which 69% corresponded to external customers and 31% corresponded to revenues from transactions with other operating segments, decreased 44% in 2024 compared

CEMEX • 2024 20-F REPORT • 189

PART I

to 2023, mainly due to lower export to the United States. Of our total cement export volumes from our operations in Mexico during 2024, which include both exports to external customers and exports to other operating segments, 83% was shipped to the United States and 17% to our SCA&C segment. Our average sales price of domestic cement from our operations in Mexico increased 3%, in Mexican Peso terms, in 2024 compared to 2023, and our average sales price of ready-mix concrete increased 7%, in Mexican Peso terms, over the same period.

The following chart indicates the breakdown of Mexico external revenues by product, as applicable for the year ended December 31, 2024:

As a result of increases in domestic cement and ready-mix concrete sales prices, partially offset by a decrease in cement sales volumes and a decrease in cement exports sales, external revenues in Mexico, in Mexican Peso terms, increased 2% in 2024 compared to 2023.

United States

Our domestic cement sales volumes to external customers from our operations in the United States decreased 6% in 2024 compared to 2023, and ready-mix concrete sales volumes decreased 10% over the same period. The decrease in domestic cement sales volumes were primarily attributable to bad weather and lower demand in many of our markets. Our operations in the United States represented 32% and 32% in Dollar terms of our consolidated external revenues for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, our operations in the United States represented 48% of our total assets in Dollar terms. Our average domestic cement sales prices of our operations in the United States increased 2%, in Dollar terms, in 2024 compared to 2023, and our average ready-mix concrete sales price increased 5%, in Dollar terms, over the same period.

The following chart indicates the breakdown of United States external revenues by product, as applicable for the year ended December 31, 2024:

CEMEX • 2024 20-F REPORT • 190

PART I

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially compensated by an increase in domestic cement and ready-mix concrete sales prices, external revenues from our operations in the United States, in Dollar terms, decreased 3% in 2024 compared to 2023.

EMEA

In 2024, our operations in the EMEA region consisted of our operations in the United Kingdom, France, Germany, Poland, Spain, and Israel, which represent the most significant operations in this region, in addition to the Rest of EMEA segment. Our revenues from our operations in the EMEA region represented 29% and 29% in Dollar terms of our consolidated external revenues for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, our operations in the EMEA region represented 20% of our total assets in Dollar terms. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the EMEA region.

The following chart indicates the geographic breakdown of EMEA region external revenues by reporting segment, as applicable for the year ended December 31, 2024:

United Kingdom

Our domestic cement sales volumes to external customers from our operations in the United Kingdom decreased 8% in 2024 compared to 2023, and ready-mix concrete sales volumes decreased 15% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes were due to a government fiscal policy of reduced infrastructure investment, as well as sustained inflation and high interest rates, which continued to affect demand in the housing sector. During 2024, the United Kingdom faced considerable economic challenges, especially in the housing sector and construction generally. Our operations in the United Kingdom represented 6% and 6% in Dollar terms of our consolidated external revenues for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, our operations in the United Kingdom represented 5% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in the United Kingdom decreased 4%, in Pound terms, in 2024 compared to 2023, and our average sales price of ready-mix concrete decreased 2%, in Pound terms, over the same period.

CEMEX • 2024 20-F REPORT • 191

PART I

The following chart indicates the breakdown of United Kingdom external revenues by product, as applicable for the year ended December 31, 2024:

As a result of decreases in domestic cement and ready-mix concrete sales volumes and prices, external revenues from our operations in the United Kingdom, in Pound terms, decreased 6% in 2024 compared to 2023.

France

Our ready-mix concrete sales volumes to external customers from our operations in France decreased 10% in 2024 compared to 2023. The decrease in volumes reflected difficult economic conditions, as the construction sector experienced reduced demand due to various economic and regulatory factors, including strikes among agricultural workers and adverse weather conditions. Our operations in France represented 5% and 5% in Dollar terms of our consolidated external revenues for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, our operations in France represented 3% of our total assets in Dollar terms. Our average sales price of ready-mix concrete of our operations in France increased 1%, in Euro terms, in 2024 compared to 2023.

The following chart indicates the breakdown of France external revenues by product, as applicable for the year ended December 31, 2024:

As a result of a decrease in ready-mix concrete sales volumes, partially offset by an increase in ready-mix concrete sales prices, external revenues from our operations in France, in Euro terms, decreased 10% in 2024 compared to 2023.

Germany

Our domestic cement sales volumes to external customers from our operations in Germany decreased 13% in 2024 compared to 2023, and ready-mix concrete sales volumes decreased 19% over the same period. The decrease in domestic cement sales volumes was mainly due to challenging market conditions, partially offset by higher exports compared to the same period in 2023. The decrease in ready-mix concrete was mainly due to reduced demand in all markets. Our operations in Germany represented 3% and 3% in Dollar terms of our consolidated external revenues

CEMEX • 2024 20-F REPORT • 192

PART I

for the years ended December 31, 2024 and 2023, respectively. Our cement export volumes from our operations in Germany, which represented 24% of our Germany cement sales volumes for the year ended December 31, 2024, of which 100% corresponded to external customers, increased 10% in 2024 compared to 2023, mainly due to higher volumes exported to Poland. All of our cement export volumes from our operations in Germany during 2024, which include both exports to external customers and exports to other operating segments, were to our EMEA region. As of December 31, 2024, our operations in Germany represented 2% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in Germany increased 2%, in Euro terms, in 2024 compared to 2023, and our average sales price of ready-mix concrete increased 2%, in Euro terms, over the same period.

The following chart indicates the breakdown of Germany external revenues by product, as applicable for the year ended December 31, 2024:

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially compensated by increases in domestic cement and ready-mix concrete sales prices, external revenues from our operations in Germany, in Euro terms, decreased 5% in 2024 compared to 2023.

Poland

Our domestic cement sales volumes to external customers from our operations in Poland increased 7% in 2024 compared to 2023, and ready-mix concrete sales volumes increased 10% over the same period. The increases in domestic cement and ready-mix concrete sales volumes were mainly due to an increase in infrastructure projects and improved weather conditions compared with 2023, as well as the construction market developing at a higher pace than expected. Our operations in Poland represented 3% and 3% in Dollar terms of our consolidated external revenues for the years ended December 31, 2024 and 2023, respectively. Our cement export volumes from our operations in Poland, which represented less than 1% of our Poland cement sales volumes for the year ended December 31, 2024, of which 100% corresponded to external customers export revenues, increased 43% in 2024 compared to 2023. All of our cement export volumes from our operations in Poland during 2024, which include both exports to external customers and exports to other operating segments, were to our EMEA segment. As of December 31, 2024, our operations in Poland represented 2% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in Poland increased 3%, in Euro terms, in 2024 compared to 2023, and our average sales price of ready-mix concrete increased 2%, in Euro terms, over the same period.

CEMEX • 2024 20-F REPORT • 193

PART I

The following chart indicates the breakdown of Poland external revenues by product, as applicable for the year ended December 31, 2024:

As a result of increases in domestic cement and ready-mix concrete sales volumes and prices, external revenues from our operations in Poland, in Euro terms, increased 17% in 2024 compared to 2023.

Spain

Our domestic cement sales volumes to external customers from our operations in Spain decreased 1% in 2024 compared to 2023, while ready-mix concrete sales volumes decreased 3% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes were mainly driven by slowdown on construction activity. Our operations in Spain represented 3% and 2% in Dollar terms of our consolidated external revenues for the years ended December 31, 2024 and 2023, respectively. Our cement export volumes from our operations in Spain, which represented 36% of our Spain cement sales volumes for the year ended December 31, 2024, of which 39% corresponded to external customers and 61% corresponded to transactions with other operating segments, increased 23% in 2024 compared to 2023. Of our total cement export volumes from our operations in Spain during 2024, which included both exports to external customers and exports to other operating segments, 40% were to the United Kingdom, 17% were to Rest of EMEA region and 43% were to the United States. As of December 31, 2024, our operations in Spain represented 2% of our total assets in Dollar terms. Our average sales price of domestic cement of our operations in Spain remained flat, in Euro terms, in 2024 compared to 2023, and our average sales price of ready-mix concrete increased 2%, in Euro terms, over the same period.

The following chart indicates the breakdown of Spain external revenues by product, as applicable for the year ended December 31, 2024:

As a result of increases in ready-mix concrete sales prices, offset by decreases in domestic cement and ready-mix concrete sales volumes, external revenues from our operations in Spain, in Euro terms, remained flat in 2024 compared to 2023.

CEMEX • 2024 20-F REPORT • 194

PART I

Israel

Our ready-mix concrete sales volumes to external customers from our operations in Israel decreased 11% in 2024 compared to 2023. The decrease in ready-mix concrete volumes was mainly driven by a negative impacts due to the Israeli-Hamas conflict, as well as the temporary closure of several concrete plants. Our operations in Israel represented 4% and 5% in Dollar terms of our consolidated external revenues for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, our operations in Israel represented 3% of our total assets in Dollar terms. Our average sales price of ready-mix concrete of our operations in Israel remained flat, in Israeli New Shekel terms, in 2024 compared to 2023.

The following chart indicates the breakdown of Israel external revenues by product, as applicable for the year ended December 31, 2024:

As a result of the decrease in ready-mix concrete sales volumes, external revenues from our operations in Israel, in Israeli New Shekel terms, decreased 9% in 2024 compared to 2023.

Rest of EMEA

Our domestic cement sales volumes to external customers from our operations in the Rest of EMEA segment increased 3% in 2024 compared to 2023, and ready-mix concrete sales volumes increased 10% over the same period. Our cement export volumes from our operations in the Rest of EMEA segment, which represented 7% of our Rest of EMEA segment cement sales volumes for the year ended December 31, 2024, of which 100% corresponded to external customers, decreased 1% in 2024 compared to 2023. All of our cement exports from our operations in the Rest of EMEA during the year ended December 31, 2023 were to the Rest of EMEA segment. Our revenues from our operations in the Rest of EMEA segment represented 5% and 5% in Dollar terms of our consolidated external revenues for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, our operations in the Rest of EMEA represented 3% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in the Rest of EMEA segment decreased 2%, in Euro terms, in 2024 compared to 2023, and our average sales price of ready-mix concrete decreased 1%, in Euro terms, over the same period.

The following chart indicates the breakdown of Rest of EMEA external revenues by product, as applicable for the year ended December 31, 2024:

CEMEX • 2024 20-F REPORT • 195

PART I

As a result of increases in domestic cement and ready-mix concrete sales volumes, partially compensated by a decrease in ready-mix concrete sales prices, external revenues in the Rest of EMEA segment, in Euro terms, increased 3%, in 2024 compared to 2023.

SCA&C

In 2024, our operations in the SCA&C region consisted of our operations in Colombia, Panama, our Caribbean TCL operations, which represent our most significant operations in this region, and the Rest of SCA&C segment. Our revenues from our operations in the SCA&C region represented 8% and 8% in Dollar terms of our consolidated external revenues for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, our operations in the SCA&C region represented 7% of our total assets, in Dollar terms. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the SCA&C region.

The following chart indicates the geographic breakdown of SCA&C region external revenues by reporting segment, for the year ended December 31, 2024:

Colombia

Our domestic cement sales volumes to external customers from our operations in Colombia decreased 6% in 2024 compared to 2023, and ready-mix concrete sales volumes decreased 5% over the same period. The decrease in cement sales volume in Colombia was mainly due to decreased demand and our ready-mix concrete sales volume decrease was mainly due to a decrease in the volume of projects. Our revenues from our operations in Colombia represented 3% and 3% in Dollar terms of our consolidated external revenues for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, our operations in Colombia represented 3% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in Colombia increased 3%, in Colombian Peso terms, in 2024 compared to 2023, and our average sales price of ready-mix concrete increased 11%, in Colombian Peso terms, over the same period.

CEMEX • 2024 20-F REPORT • 196

PART I

The following chart indicates the breakdown of Colombia external revenues by product, as applicable for the year ended December 31, 2024:

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increases in domestic cement and ready-mix concrete sales prices, external revenues of our operations in Colombia, in Colombian Peso terms, decreased 2% in 2024 compared to 2023.

Panama

Our domestic cement sales volumes to external customers from our operations in Panama decreased 2% in 2024 compared to 2023, and ready-mix concrete sales volumes decreased 10% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes in Panama were mainly due to a decrease in participation in infrastructure projects. Our cement export volumes from our operations in Panama, which represented 14% of our Panama cement sales volumes for the year ended December 31, 2024, of which 53% corresponded to external customers and 47% corresponded to transactions with other operating segments, decreased 59% in 2024 compared to 2023. Our revenues from our operations in Panama represented 1% and 1% in Dollar terms of our consolidated external revenues for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, our operations in Panama represented 1% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in Panama remained flat in Dollar terms, in 2024 compared to 2023, and our average sales price of ready-mix concrete increased 16%, in Dollar terms, over the same period.

The following chart indicates the breakdown of Panama external revenues by product, as applicable for the year ended December 31, 2024:

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by an increase in ready-mix concrete sales prices, external revenues of our operations in Panama, in Dollar terms, decreased 5% in 2024 compared to 2023.

CEMEX • 2024 20-F REPORT • 197

PART I

Caribbean TCL

Our domestic cement sales volumes to external customers from our operations in Caribbean TCL decreased 3% in 2024 compared to 2023, and ready-mix concrete sales volumes decreased 8% over the same period. The decreases in cement and ready-mix sales volume came from poor weather conditions and a delay in projects in Trinidad. Our revenues from our operations in Caribbean TCL represented 2% and 2% in Dollar terms of our consolidated external revenues for the years ended December 31, 2024 and 2023, respectively. Our cement export volumes from our operations in Caribbean TCL segment represented 12% of our Caribbean TCL cement sales volumes for the year ended December 31, 2024, of which 100% corresponded to external customers, decreased 19% in 2024 compared to 2023. All of our cement exports from our operations in Caribbean TCL during 2024 were to the Rest of SCA&C segment. As of December 31, 2024, our operations in Caribbean TCL represented 2% of our total assets in Dollar terms. Our average sales price of domestic cement of our operations in Caribbean TCL increased 5%, in Trinidad and Tobago Dollar terms, in 2024 compared to 2023, and our average sales price of ready-mix concrete increased 10%, in Trinidad and Tobago Dollar terms, over the same period.

The following chart indicates the breakdown of Caribbean TCL external revenues by product, as applicable for the year ended December 31, 2024:

2%
2%
External
Revenues
96%
Cement
Ready-mix Concrete
Aggregates

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increases in domestic cement and ready-mix concrete sales prices, external revenues of our operations in Caribbean TCL, in Trinidad and Tobago Dollar terms, decreased 3% in 2024 compared to 2023.

Rest of SCA&C

Our domestic cement volumes to external customers from our operations in the Rest of SCA&C segment increased 9% in 2024 compared to 2023, while ready-mix concrete sales volumes increased 3% over the same period. Our cement export volumes from our operations in the Rest of SCA&C segment, which represented less than 1% of our Rest of SCA&C segment cement sales volumes for the year ended December 31, 2024, of which 100% corresponded to external customer, increased more than 100% in 2024 compared to 2023. All of our cement export volumes from our operations in the Rest of SCA&C segment during 2024, were within the same region. Our revenues from our operations in the Rest of SCA&C segment represented 2% and 2% in Dollar terms of our consolidated external revenues for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, our operations in the Rest of SCA&C segment represented 1% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in the Rest of SCA&C segment decreased 1% in Dollar terms, in 2024 compared to 2023, and our average sales price of ready-mix concrete decreased 1%, in Dollar terms, over the same period.

CEMEX • 2024 20-F REPORT • 198

PART I

The following chart indicates the breakdown of Rest of SCA&C external revenues by product, as applicable for the year ended December 31, 2024:

As a result of increases in domestic cement and ready-mix concrete sales volumes, partially offset by decreases in domestic cement and ready-mix concrete sales prices, external revenues of our operations in the Rest of SCA&C segment, in Dollar terms, increased 6% in 2024 compared to 2023.

Other activities (Revenues)

Revenues from our other activities segment increased 4% in 2024 compared to 2023, in Dollar terms. Our revenues from our Other activities segment represented 2% and 2% in Dollar terms of our consolidated external revenues for the years ended December 31, 2024 and 2023, respectively.

Cost of Sales

Our cost of sales, including depreciation, decreased 2%, from $10,979 million in 2023 to $10,761 million in 2024. As a percentage of revenues, cost of sales increased from 66.3% in 2023 to 66.4% in 2024. The increase as a percentage of revenues was mainly driven by an increase in fixed costs, along with a decrease in sales. Our cost of sales includes freight expenses of raw materials used in our producing plants.

Gross Profit

For the reasons described above, our gross profit decreased 2% from $5,575 million in 2023 to $5,439 million in 2024. As a percentage of revenues, gross profit decreased from 33.7% in 2023 to 33.6% in 2024. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described below, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within operating expenses as part of distribution and logistics expenses.

Operating expenses

Our operating expenses, which are represented by administrative, selling, distribution and logistics expenses, decreased 0.1%, from $3,616 million in 2023 to $3,611 million in 2024. As a percentage of revenues, operating expenses increased from 21.8% in 2023 to 22.3% in 2024. The increase as a percentage of revenues resulted primarily from higher payroll expenses due to salary increases and higher maintenance and repairs expenses. Our operating expenses include expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sale, which are included as part of the operating expenses, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sale and the customers’ facilities, which are included as part of the line item “Distribution and logistics expenses.” For the years ended December 31, 2023 and 2024, selling expenses included as part of the line item “Operating expenses”

CEMEX • 2024 20-F REPORT • 199

PART I

amounted to $393 million and $438 million, respectively. As discussed above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution and logistics expenses, which in the aggregate represented costs of $1,869 million in 2023 and $1,837 million in 2024. As a percentage of revenues, distribution and logistics expenses remained flat at 11% in 2023 and 2024.

Operating Earnings Before Other Expenses, Net

For the reasons described above, our operating earnings before other expenses, net decreased 7% from $1,959 million in 2023 to $1,828 million in 2024. As a percentage of revenues, operating earnings before other expenses, net decreased 0.6% from 11.9% in 2023 to 11.3% in 2024. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a reporting segment basis.

Depreciation and Amortization

During the year ended December 31, 2024, in Dollar terms, our depreciation and amortization amounted to $1,250 million, a 5% increase compared to $1,190 million in 2023. During the year ended December 31, 2024, our capital expenditures amounted to $1,380 million, a 3% decrease compared to $1,417 million in 2023, due to lower assets base and changes in exchange rates. See the table on page 189 of this annual report and note 4.3 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report for a breakdown of depreciation and amortization by reportable segment.

Operating EBITDA

Operating EBITDA is the key financial measure used by our chief executive officer to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, Operating EBITDA is an indicator used by Cemex’s creditors to measure our ability to internally fund capital expenditures, as well as our ability to service or incur debt and comply with financial covenants under its financing agreements. We present “Operating EBITDA” by reportable segment in the table on page 189 of this annual report and in note 4.3 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report. Operating EBITDA is not a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS. Moreover, Operating EBITDA may not be comparable to other similarly titled measures of other companies.

Considering the effects mentioned above, our Operating EBITDA decreased 2% from $3,149 million in 2023 to $3,078 million in 2024. As a percentage of revenues our Operating EBITDA margin (which management considers a relevant profitability measure despite Operating EBITDA margin not being a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS) remained flat at 19% in 2023 and 2024. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net and Operating EBITDA on a reporting segment basis.

For a reconciliation of Operating Earnings Before Other Expenses, Net to Operating EBITDA, see page 180 of this annual report under “Item 5—Operating and Financial Review and Prospects—Key Components of Results of Operations—Year Ended December 31, 2024 Compared to Year Ended December 31, 2023.”

Mexico

Our operating earnings before other expenses, net, from our operations in Mexico increased 4% in Mexican Peso terms and remained flat, in Dollar terms, in 2024 compared to 2023. Our operating earnings before other expenses,

CEMEX • 2024 20-F REPORT • 200

PART I

net from our operations in Mexico represented 69% and 65% of our total operating earnings before other expenses, net for the years ended December 31, 2024 and 2023, respectively, in Dollar terms. The increase resulted primarily from strong pricing of our products and lower cost of fuels, partially offset by higher electric power costs.

Moreover, in 2024 our Operating EBITDA from our operations in Mexico increased 3%, in Mexican Peso terms, and decreased 1%, in Dollar terms, compared to 2023. In addition, our Operating EBITDA from our operations in Mexico represented 48% and 47% of our total consolidated Operating EBITDA for the years ended December 31, 2024 and 2023, respectively, in Dollar terms.

United States

Our operating earnings before other expenses, net, from our operations in the United States decreased 7% in 2024 compared to 2023, in Dollar terms. Our operating earnings before other expenses, net from our operations in the United States represented 28% and 28% of our total operating earnings before other expenses, net for the years ended December 31, 2024 and 2023, respectively, in Dollar terms. The decrease resulted primarily from a decrease in our revenues in the United States segment mainly due to extreme weather events with four major hurricanes and a deep freeze in Texas.

In 2024, our Operating EBITDA from our operations in the United States decreased 1%, in Dollar terms, compared to 2023. In addition, our Operating EBITDA from our operations in the United States represented 33% and 33% of our total consolidated Operating EBITDA for the year ended December 31, 2024 and 2023, respectively, in Dollar terms.

EMEA

United Kingdom. Our operating earnings before other expenses, net, from our operations in the United Kingdom decreased 23%, in Pound terms and 21%, in Dollar terms, in 2024 compared to 2023. Our operating earnings before other expenses, net from our operations in the United Kingdom represented 5% and 6% of our total operating earnings before other expenses, net for the years ended December 31, 2024 and 2023, respectively, in Dollar terms.

The decrease resulted primarily from a decrease in our revenues in the United Kingdom segment mainly due to lower volumes related to a decrease in infrastructure investment. This decrease in volumes was partially offset by lower cost of sales, mainly due to lower cost of coal and fewer cement purchases.

Moreover, in 2024 our Operating EBITDA from our operations in the United Kingdom decreased 6%, in British Pounds terms, and 3%, in Dollar terms, compared to 2023. In addition, our Operating EBITDA from our operations in the United Kingdom represented 6% and 6% of our total consolidated Operating EBITDA for the year ended December 31, 2024 and 2023, respectively, in Dollar terms.

France. In 2024, our operating earnings before other expenses, net, from our operations in France decreased more than 100%, in Euro terms and more than 100%, in Dollar terms as compared to 2023. Our operating earnings before other expenses, net from our operations in France represented less than 1% and less than 1% of our total operating earnings before other expenses, net for the years ended December 31, 2024 and 2023, respectively, in Dollar terms. The decrease resulted primarily from a decrease on revenues, due to a slowdown in construction activity across most markets.

In 2024, our Operating EBITDA from our operations in France decreased 36%, in Euro terms, and 35%, in Dollar terms, compared to 2023. In addition, our Operating EBITDA from our operations in France represented 1% and 2% of our consolidated Operating EBITDA for the years ended December 31, 2024 and 2023, respectively, in Dollar terms.

CEMEX • 2024 20-F REPORT • 201

PART I

Germany. In 2024, our operating earnings before other expenses, net, from our operations in Germany decreased 303%, in Euro terms and 300% in Dollar terms, as compared to 2023. Our operating earnings before other expenses, net from our operations in Germany represented less than 1% and less than 1% of our total operating earnings before other expenses, net for the years ended December 31, 2024 and 2023, respectively, in Dollar terms. The decrease resulted primarily from lower revenues, partially offset by lower cost of sales, mainly electric power and raw materials.

In 2024, our Operating EBITDA from our operations in Germany decreased 40%, in Euro terms, and 39%, in Dollar terms, compared to 2023. In addition, our Operating EBITDA from our operations in Germany represented 1% and 1% of our consolidated Operating EBITDA for the years ended December 31, 2024 and 2023, respectively, in Dollar terms.

Poland. In 2024, our operating earnings before other expenses, net, from our operations in Poland increased 50% in Euro terms and 50%, in Dollar terms, as compared to 2023. Our operating earnings before other expenses, net from our operations in Poland represented 4% and 2% of our total operating earnings before other expenses, net for the years ended December 31, 2024 and 2023, respectively, in Dollar terms. The increase resulted primarily from higher revenues due to higher volumes and prices in all our businesses, partially offset by higher cost of sales, mainly due to maintenance costs and services.

Moreover, in 2024 our Operating EBITDA from our operations in Poland increased 37%, in Euro terms, and 37%, in Dollar terms, as compared to 2023. In addition, our Operating EBITDA from our operations in Poland represented 3% and 2% of our total consolidated Operating EBITDA for the years ended December 31, 2024 and 2023, respectively, in Dollar terms.

Spain. In 2024, our operating earnings before other expenses, net, from our operations in Spain decreased 21% in Euro terms and 22%, in Dollar terms, as compared to 2023. Our operating earnings before other expenses, net from our operations in Spain represented 2% and 2% of our total operating earnings before other expenses, net for the years ended December 31, 2024 and 2023, respectively, in Dollar terms. The decrease resulted primarily from higher cost of sales, mainly due to maintenance costs and raw materials.

In 2024, our Operating EBITDA from our operations in Spain decreased 15%, in Euro terms, and 16%, in Dollar terms, as compared to 2023. In addition, our Operating EBITDA from our operations in Spain represented 2% and 2% of our total consolidated Operating EBITDA for the years ended December 31, 2024 and 2023, respectively, in Dollar terms.

Israel. In 2024, our operating earnings before other expenses, net, from our operations in Israel decreased 25% in Israeli New Shekel terms and 26%, in Dollar terms, as compared to 2023. Our operating earnings before other expenses, net from our operations in Israel represented 2% and 3% of our total operating earnings before other expenses, net for the years ended December 31, 2024 and 2023, respectively, in Dollar terms. The decrease in Israel operating earnings resulted primarily from a decrease in our revenues in the Israel segment, mainly due to lower volumes caused by the ongoing Israeli-Hamas conflict. The decrease in revenues was partially compensated by lower cost of sales, mainly due to lower maintenance costs driven by a cost saving strategy.

In 2024, our Operating EBITDA from our operations in Israel decreased 12%, in Israeli New Shekel terms, and 12%, in Dollar terms, as compared to 2023. In addition, our Operating EBITDA from our operations in Israel represented 3% and 3% of our total consolidated Operating EBITDA for the years ended December 31, 2024 and 2023, respectively, in Dollar terms.

Rest of EMEA. Our operating earnings before other expenses, net, from our operations in the Rest of EMEA segment increased 10% in Euro terms and 10%, in Dollar terms, in 2024 compared to 2023. Our operating earnings before other expenses, net from our operations in the Rest of EMEA segment represented 6% and 5% of our total operating earnings before other expenses, net for the years ended December 31, 2024 and 2023, respectively, in Dollar terms. This increase relates primarily to an increase in our revenues.

CEMEX • 2024 20-F REPORT • 202

PART I

Moreover, our Operating EBITDA from our operations in the Rest of EMEA segment increased 6%, in Euros terms, and 6%, in Dollar terms, in 2024 compared to 2023. In addition, our Operating EBITDA from our operations in the Rest of EMEA segment represented 5% and 5% of our total consolidated Operating EBITDA for the years ended December 31, 2024 and 2023, respectively, in Dollar terms.

SCA&C

Colombia. In 2024, our operating earnings before other expenses, net from our operations in Colombia increased 1%, in Colombian Peso terms and 2%, in Dollar terms, as compared to 2023. Our operating earnings before other expenses, net from our operations in Colombia represented 2% and 2% of our total operating earnings before other expenses, net for the years ended December 31, 2024 and 2023, respectively, in Dollar terms. The increase resulted primarily from the decrease in our cost of sales, mainly due to lower fuel costs, partially offset by higher electric power costs.

Our Operating EBITDA from our operations in Colombia increased 2%, in Colombian Peso terms and 4%, in Dollar terms, in 2024 compared to 2023. In addition, our Operating EBITDA from our operations in Colombia represented 2% and 2% of our total consolidated Operating EBITDA for the years ended December 31, 2024 and 2023, respectively, in Dollar terms.

Panama. Our operating earnings before other expenses, net, from our operations in Panama decreased 36% in 2024 compared to 2023, in Dollar terms. Our operating earnings before other expenses, net from our operations in Panama represented 1% and 1% of our total operating earnings before other expenses, net for the years ended December 31, 2024 and 2023, respectively, in Dollar terms. The decrease resulted primarily from lower revenues due to lower demand.

Moreover, in 2024 our Operating EBITDA from our operations in Panama decreased 19%, in Dollar terms, compared to 2023. In addition, our Operating EBITDA from our operations in Panama represented 1% and 1% of our total consolidated Operating EBITDA for the years ended December 31, 2024 and 2023, respectively, in Dollar terms.

Caribbean TCL. In 2024, our operating earnings before other expenses, net, from our operations in Caribbean TCL increased 16%, in Trinidad and Tobago Dollar terms and 16%, in Dollar terms, compared to 2023. Our operating earnings before other expenses, net from our Caribbean TCL operations represented 4% and 3% of our total operating earnings before other expenses, net for the years ended December 31, 2024 and 2023, respectively, in Dollar terms. The increase resulted primarily from an increase in our revenues and lower cost of sales.

In 2024, our Operating EBITDA from our operations in Caribbean TCL increased 11%, in Trinidad and Tobago Dollar terms, and 11%, in Dollar terms, compared to 2023. In addition, our Operating EBITDA from our operations in Caribbean TCL represented 3% and 2% of our total consolidated Operating EBITDA for the years ended December 31, 2024 and 2023, respectively, in Dollar terms.

Rest of SCA&C. In 2024, our operating earnings before other expenses, net, from our operations in the Rest of SCA&C segment decreased 11% compared to 2023, in Dollar terms. Our operating earnings before other expenses, net from our operations in the Rest of SCA&C segment represented 2% and 2% of our total operating earnings before other expenses, net for the year ended December 31, 2024 and 2023, respectively, in Dollar terms. The decrease resulted from an increase in our cost of sales, partially offset by an increase in revenue.

In 2024, our Operating EBITDA from our operations in the Rest of SCA&C segment remained flat, in Dollar terms, compared to 2023. In addition, our Operating EBITDA from our operations in the Rest of SCA&C segment represented 2% and 2% of our total consolidated Operating EBITDA for the years ended December 31, 2024 and 2023, respectively, in Dollar terms.

CEMEX • 2024 20-F REPORT • 203

PART I

Other Expenses, Net. Our other expenses, net, decreased 97%, in Dollar terms, from an expense of $211 million in 2023 to an expense of $7 million in 2024. In 2024, we had a gain in results from sale of assets and others, net of $125 million, mainly due to a gain of $139 million related to the sale of our 34.8% equity interest in Neoris, compared to a loss in results from sales of assets and others, net of $166 million in 2023. This gain was partially offset by an increase of non-cash impairment losses from $43 million in 2023 to $122 million in 2024. During 2024 and 2023 we did not recognize any impairment losses of goodwill; nonetheless, we incurred impairment losses of $122 million on fixed assets during 2024 and $36 million in 2023. See notes 7, 15.1, 16.1 and 16.2 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

The most significant items included under this caption for the years ended December 31, 2023 and 2024, are as follows:

	For the Years Ended December 31,
	2023	2024
	(in millions of Dollars)

Impairment losses	$(43)	$(122)

Results from the sale of assets and others, net	(166)	125

Restructuring costs	(2)	(10)

	$(211)	$(7)

Financial expenses. Our financial expense increased 3%, from $539 million in 2023 to $555 million in 2024, primarily attributable to a higher average debt level during 2024, despite a lower debt balance at year-end and an increase in financial expenses related to leases. See note 17.1 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

Financial income and other items, net. Our financial income and other items, net, in Dollar terms, increased significantly, from an income of $16 million in 2023 to an expense of $379 million in 2024. The increase is mainly due to a $353 million loss in foreign exchange results in 2024 compared to a $130 million gain in 2023, which was mainly due to the fluctuation of the Mexican Peso against the Dollar. This increase was partially compensated by a lower loss in results from financial instruments, net in 2024 compared to 2023. See notes 8.2 and 17.4 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

The most significant items included under this caption for the years ended December 31, 2023 and 2024 are as follows:

	For the Years Ended December 31,
	2023	2024
	(in millions of Dollars)

Financial income and other items, net:

Foreign exchange results	$130	$(353)

Financial income	37	36

Results from financial instruments, net	(65)	(4)

Net interest cost of defined benefit liabilities	(44)	(40)

Effects of amortized cost on assets and liabilities	(42)	(53)

Others	—	35

	$16	$(379)

CEMEX • 2024 20-F REPORT • 204

PART I

Income Taxes. Our income tax effect in the statements of income, which is comprised of current income taxes plus deferred income taxes, decreased from an expense of $1,204 million in 2023 to an expense of $67 million in 2024. Our current income tax expense decreased from $1,101 million in 2023 to $343 million in 2024, mainly due to the fact that the income tax expense in 2023 included an income tax penalty of $620 million originated in Spain and tax effects on foreign currency gains originated in Mexico, while the income tax expense for 2024 does not include any of those effects (see “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters—Spain”). Our deferred income tax expense decreased from a deferred income tax expense of $103 million in 2023 to a deferred income tax benefit of $276 million in 2024, mainly associated with the recognition of deferred tax assets related to deferred interest in Mexico in 2024. See notes 20.1, 20.2, 20.3, and 20.4 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

For each of the years ended December 31, 2023 and 2024, our statutory income tax rate in Mexico was 30%. Considering the decrease in our income tax expense in 2024 as compared to 2023 as described above, partially offset by the decrease in our earnings before income tax from a gain of $1,323 million in 2023 to earnings before income tax of $980 million in 2024, our average effective income tax rate decreased from an effective income tax rate of 91.0% in 2023 to an effective income tax rate of 6.8% in 2024. Our average effective tax rate equals the net amount of income tax expense divided by earnings before income taxes, as these line items are reported in our consolidated statement of income. See “Item 3—Key Information—Risk Factors—Risks Relating to Regulatory and Legal Matters—Certain tax matters may have a material adverse effect on our cash flow, financial condition, and net income, as well as on our reputation” and note 20.3 to our 2024 audited consolidated financial statements included elsewhere in this annual report.

Net Income from continuing operations. For the reasons described above, our net income from continuing operations for 2024 increased from a net income from continuing operations of $119 million in 2023 to a net income from continuing operations of $913 million in 2024. As a percentage of revenues, net income from continuing operations represented 0.7% and 5.6% for the years ended as of December 31, 2023 and 2024, respectively.

Discontinued operations. For the years ended December 31, 2023 and 2024, our discontinued operations included in our consolidated statements of income amounted to a net income from discontinued operations of $80 million and $47 million, respectively. As a percentage of revenues, income of discontinued operations, net of tax, represented 0.5% and 0.3% for the years ended December 31, 2023 and 2024, respectively. See note 4.2 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

Consolidated Net Income. For the reasons described above, our consolidated net income (before deducting the portion allocable to non-controlling interest) for 2024 increased from a consolidated net income of $199 million in 2023 to a consolidated net income of $960 million in 2024. As a percentage of revenues, consolidated net income represented 1.2% and 5.9% for the years ended as of December 31, 2023 and 2024, respectively.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries.

Non-controlling interest net income increased 24%, from an income of $17 million in 2023 to an income of $21 million in 2024, primarily attributable to an increase in the net income of the consolidated entities in which others have a non-controlling interest. See note 21.4 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

Controlling Interest Net Income. Controlling interest net income represents the difference between our consolidated net income and non-controlling interest net income, which is the portion of our consolidated net income attributable to

CEMEX • 2024 20-F REPORT • 205

PART I

those of our subsidiaries in which non-associated third parties hold interests. For the reasons described above, our controlling interest net income increased from a controlling interest net income of $182 million in 2023 to a controlling interest net income of $939 million in 2024. As a percentage of revenues, controlling interest net income, represented 1.1% and 5.8% for the years ended as of December 31, 2023 and 2024, respectively.

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

Reportable operating segments represent the components of Cemex that engage in business activities from which we may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. Cemex discloses its segment information presenting thirteen reportable operating segments under IFRS 8. We operate geographically and by line of business on a regional basis. For the reported periods, our operations were organized in four geographical regions, each under the supervision of a regional president, as follows: (1) Mexico, (2) United States, (3) EMEA, comprising 10 operating segments, of which four operating segments were aggregated into a single reportable operating segment as described below, and (4) SCA&C, comprising 10 operating segments, of which six operating segments were aggregated into two reportable operating segments as described below. The accounting policies applied to determine the financial information by reporting segment are consistent with those described in note 29 to our 2024 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2023, considering similar regional and economic characteristics and materiality, such as: (a) the nature of the products and services, all related to construction materials and the construction industry, (b) the nature of the production processes, which are the same for cement, ready-mix concrete, aggregates, and Urbanization Solutions, (c) the type of customers for their products or services, in all cases construction materials distributors and wholesalers, governments and big construction firms, and (d) the methods used to distribute their products or provide their services, which are very similar among our geographies using both third-party transportation for cement and aggregates and our own mixers fleet for ready-mix, certain operating segments have been aggregated and presented as single reportable segments. These reportable segments are as follows: (i) the “Rest of EMEA” refers to our operating segments and activities in the Czech Republic, Croatia, Egypt and the UAE; (ii) the “Rest of SCA&C” refers to our operating segments and activities in Puerto Rico, Nicaragua, Jamaica and the Caribbean, excluding the operations of TCL; and (iii) the “Caribbean TCL” refers to TCL’s operating segments mainly in Trinidad and Tobago, Jamaica, Guyana and Barbados. The line item “Other activities,” included to reconcile the total of reportable segments with the consolidated amounts from continuing operations, refers to the following: (1) our cement trade maritime operations, (2) Cemex, S.A.B. de C.V., (3) other corporate entities and finance subsidiaries and (4) other minor subsidiaries with different lines of business.

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

CEMEX • 2024 20-F REPORT • 206

PART I

operating segments, and Average Domestic Sales Prices in Local Currency of cement and ready-mix concrete, which refer to sales to external customers.

	Domestic Sales Volumes		Export Sales Volumes (Intragroup Transactions)	Export Sales Volumes to External Customers	Average Domestic Sales Prices in Local Currency(1)
Reporting Segment	Cement	Ready-Mix Concrete	Cement	Cement	Cement	Ready-Mix Concrete

Mexico	+3%	+7%	-10%	-5%	+11%	+25%

United States	-13%	-10%	—	—	+14%	+19%

EMEA

United Kingdom	-16%	-9%	—	—	+19%	+13%

France	—	-6%	—	—	—	+9%

Germany	-24%	-25%	-23%	-99%	+31%	+19%

Poland	-14%	-15%	-70%	+346%	+27%	+15%

Spain	-7%	-3%	-28%	+25%	+23%	+20%

Israel	—	-7%	—	—	—	+8%

Rest of EMEA	0%	-4%	-100%	+23%	+4%	+11%

SCA&C

Colombia	-6%	-6%	—	—	+15%	+24%

Panama	+5%	+22%	-59%	-14%	+3%	+5%

Caribbean TCL	+2%	+42%	—	-22%	+8%	+3%

Rest of SCA&C	-7%	+4%	-100%	-56%	+6%	-6%

“—”	= Not Applicable

(1)

Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For the purpose of our Rest of EMEA reportable segment, which comprises non-Euro segments, the weighted average variance in local currency is determined and presented in Euros at the exchange rates in effect as of the end of the reporting period. For the purpose of our Rest of SCA&C reportable segment, which comprises non-Dollar segments, the weighted average variance in local currency is presented in Dollar terms at the exchange rates in effect as of the end of the reporting period. Weighted average changes for the Rest of EMEA and Rest of SCA&C reportable segments are based on total sales volumes in the respective segment.

On a consolidated basis, our cement sales volumes decreased 7%, from 56.7 million tons in 2022 to 52.8 million tons in 2023, and our ready-mix concrete sales volumes decreased 6%, from 49.9 million cubic meters in 2022 to 46.8 cubic meters in 2023. Our revenues increased 13%, from $14,706 million in 2022 to $16,554 million in 2023, and our operating earnings before other expenses, net increased 44%, from $1,361 million in 2022 to $1,959 million in 2023. See the table below for a breakdown according to reporting segment.

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

CEMEX • 2024 20-F REPORT • 207

PART I

Reporting Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	Revenues including intragroup transactions For the Years Ended		Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	External Revenues For the Years Ended
				2022	2023				2022	2023

Mexico	+16%	+16%	+32%	3,842	5,060	+17%	+16%	+33%	3,642	4,855

United States	+6%	—	+6%	5,038	5,338	+6%	—	+6%	5,034	5,338

EMEA

United Kingdom	0%	+1%	+1%	982	992	0%	+1%	+1%	982	992

France	+5%	+3%	+8%	781	842	+5%	+3%	+8%	781	842

Germany	-1%	+3%	+2%	485	497	-2%	+4%	+2%	439	447

Poland	+7%	+4%	+11%	419	467	+8%	+4%	+12%	415	466

Spain	+14%	+4%	+18%	382	449	+15%	+4%	+19%	346	411

Israel	+4%	-9%	-5%	840	794	+4%	-9%	-5%	840	794

Rest of EMEA	+5%	+4%	+9%	707	770	+5%	+4%	+9%	706	766

SCA&C

Colombia	+6%	+1%	+7%	429	458	+6%	+1%	+7%	429	458

Panama	+6%	—	+6%	149	158	+15%	—	+15%	115	132

Caribbean TCL	+9%	0%	+9%	302	329	+8%	0%	+8%	294	317

Rest of SCA&C	+5%	—	+5%	271	285	+5%	—	+5%	270	285

Reportable Segments	—	—	—	—	—	+13%	—	+13%	14,293	16,103

Other Activities	—	—	—	—	—	+9%	—	+9%	413	451

Total Consolidated	—	—	—	—	—	+13%	—	+13%	14,706	16,554

“—”	= Not Applicable

(1)

Represents the variation in local currency terms. For the purposes of our Rest of EMEA reportable segment, which comprises non-Euro segments, the weighted average variance in local currency is determined and presented in Euros at the exchange rates in effect as of the end of the reporting period. For the purposes of our Rest of SCA&C reportable segment, which comprises non-Dollar segments, the weighted average variance in local currency is presented in Dollar at the exchange rates in effect as of the end of the reporting period.

	Operating Earnings Before Other Expenses, Net(1) For the Year Ended December 31,		Plus: Depreciation and amortization		Operating EBITDA(2) For the Year Ended December 31,
Reporting Segment	2022	2023	2022	2023	2022	2023

Mexico	$961	$1,267	$172	$221	$1,133	$1,488

United States	307	557	455	483	762	1,040

EMEA:

United Kingdom	135	121	60	72	195	193

France	13	(1)	50	54	63	53

Germany	12	5	28	32	40	37

Poland	42	48	22	24	64	72

Spain	(22)	40	28	31	6	71

Israel	66	57	46	33	112	90

Rest of EMEA	61	99	55	48	116	147

SCA&C:

Colombia	37	37	24	25	61	62

Panama	12	18	16	17	28	35

Caribbean TCL	57	58	17	20	74	78

Rest of SCA&C	42	43	11	11	53	54

Reportable Segments	1,723	2,349	984	1,071	2,707	3,420

Other Activities	(362)	(390)	88	119	(274)	(271)

Total Consolidated	$1,361	$1,959	$1,072	$1,190	$2,433	$3,149

CEMEX • 2024 20-F REPORT • 208

PART I

(1)

We include the line item titled “Operating earnings before other expenses, net” in our statements of income under IFRS considering that it is a subtotal relevant for the determination of our “Operating EBITDA” (Operating earnings before other expenses, net plus depreciation and amortization) as described in note 2 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

(2)

Operating EBITDA is the financial measure used by our chief executive officer to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, Operating EBITDA is a measure used by our creditors to review our ability to internally fund capital expenditures, to review our ability to service or incur debt and to comply with financial covenants under our financing agreements, as described in note 17 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report. Our Operating EBITDA is not a measure of operating performance, an alternative to cash flow or a measure of financial position under IFRS. Moreover, Operating EBITDA may not be comparable to other similarly titled measures of other companies.

Revenues. Our consolidated revenues increased 13%, from $14,706 million in 2022 to $16,554 million in 2023. The increase in our revenues was mainly attributable to higher prices of our products in local currency across all regions. Set forth below is a quantitative and qualitative analysis of the various factors affecting our revenues on a reporting segment basis. To allow the analysis of each reportable segment on a stand-alone basis, our discussion of volume data and revenues information below is presented in both external revenues and revenues before eliminations resulting from consolidation, as described in note 4.3 to our 2024 audited consolidated financial statements included elsewhere in this annual report.

Mexico

Our domestic cement sales volumes to external customers from our operations in Mexico increased 3% in 2023 compared to 2022, and ready-mix concrete sales volumes increased 7% over the same period. Our revenues from our operations in Mexico represented 29% and 25% in Dollar terms of our consolidated external revenues for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, our operations in Mexico represented 19% of our total assets in Dollar terms. During 2023, the recovery in cement volumes was driven by the formal sector, with bulk cement more than offsetting the decline in bagged cement, while ready-mix and aggregate volumes grew to the high single-digits, or 7% and 9%, respectively. Our cement export volumes from our operations in Mexico, which represented 13% of our Mexican cement sales volumes for the year ended December 31, 2023, of which 24% corresponded to external customers and 76% corresponded to revenues from transactions with other operating segments, decreased 9% in 2023 compared to 2022, mainly due to lower export to the United States. Of our total cement export volumes from our operations in Mexico during 2023, which include both exports to external customers and exports to other operating segments, 92% was shipped to the United States and 8% to our SCA&C segment. Our average sales price of domestic cement from our operations in Mexico increased 11%, in Mexican Peso terms, in 2023 compared to 2022, and our average sales price of ready-mix concrete increased 25%, in Mexican Peso terms, over the same period.

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

CEMEX • 2024 20-F REPORT • 209

PART I

United States

Our domestic cement sales volumes to external customers from our operations in the United States decreased 13% in 2023 compared to 2022, and ready-mix concrete sales volumes decreased 10% over the same period. The decrease in domestic cement sales volumes were primarily attributable to bad weather, lower residential and commercial demand, completion of some large industrial projects, as well as some market share loss due to our pricing strategy for our products. Our operations in the United States represented 32% and 34% in Dollar terms of our consolidated external revenues for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, our operations in the United States represented 46% of our total assets in Dollar terms. Our average domestic cement sales prices of our operations in the United States increased 14%, in Dollar terms, in 2023 compared to 2022, and our average ready-mix concrete sales price increased 19%, in Dollar terms, over the same period.

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

EMEA

In 2023, our operations in the EMEA region consisted of our operations in the United Kingdom, France, Germany, Poland, Spain and Israel, which represent the most significant operations in this region, in addition to the Rest of EMEA segment. Our revenues from our operations in the EMEA region represented 29% and 31% in Dollar terms of our consolidated external revenues for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, our operations in the EMEA region represented 22% of our total assets in Dollar terms. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the EMEA region.

The following chart indicates the geographic breakdown of EMEA region external revenues by reporting segment, as applicable for the year ended December 31, 2023:

CEMEX • 2024 20-F REPORT • 210

PART I

United Kingdom

Our domestic cement sales volumes to external customers from our operations in the United Kingdom decreased 16% in 2023 compared to 2022, and ready-mix concrete sales volumes decreased 9% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes reflected challenging market conditions. During 2023, the country faced considerable economic challenges, especially in the housing sector and construction generally. Our operations in the United Kingdom represented 6% and 7% in Dollar terms of our consolidated external revenues for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, our operations in the United Kingdom represented 5% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in the United Kingdom increased 19%, in Pound terms, in 2023 compared to 2022, and our average sales price of ready-mix concrete increased 13%, in Pound terms, over the same period.

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

France

Our ready-mix concrete sales volumes to external customers from our operations in France decreased 6% in 2023 compared to 2022. The decrease in volumes reflected low economic growth, due to difficult economic conditions. Increased expenses for construction materials and wages, together with tighter environmental standards, weigh on building costs. Our operations in France represented 5% in Dollar terms of our consolidated external revenues for both years ended December 31, 2023 and 2022. As of December 31, 2023, our operations in France represented 3% of our total assets in Dollar terms. Our average sales price of ready-mix concrete of our operations in France increased 9%, in Euro terms, in 2023 compared to 2022.

The following chart indicates the breakdown of France external revenues by product, as applicable for the year ended December 31, 2023:

CEMEX • 2024 20-F REPORT • 211

PART I

As a result of an increase in ready-mix concrete sales prices, partially offset by a decrease in ready-mix concrete sales volumes, external revenues from our operations in France, in Euro terms, increased 5% in 2023 compared to 2022.

Germany

Our domestic cement sales volumes to external customers from our operations in Germany decreased 24% in 2023 compared to 2022, and ready-mix concrete sales volumes decreased 25% over the same period. The decrease in domestic cement sales volumes was mainly due to challenging market conditions and lower exports than in 2022 and the decrease in ready-mix concrete was mainly due to slowing demand in all markets. Our operations in Germany represented 3% in Dollar terms of our consolidated external revenues for both years ended December 31, 2023 and 2022. Our cement export volumes from our operations in Germany, which represented 19% of our Germany cement sales volumes for the year ended December 31, 2023, of which 1% corresponded to external customers and 99% corresponded to transactions with other operating segments, decreased 1% in 2023 compared to 2022, mainly due to lower volumes exported to Poland and Norway. All of our cement export volumes from our operations in Germany during 2023, which include both exports to external customers and exports to other operating segments, were to our EMEA region. As of December 31, 2023, our operations in Germany represented 2% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in Germany increased 31%, in Euro terms, in 2023 compared to 2022, and our average sales price of ready-mix concrete increased 19%, in Euro terms, over the same period.

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

Poland

Our domestic cement sales volumes to external customers from our operations in Poland decreased 14% in 2023 compared to 2022, and ready-mix concrete sales volumes decreased 15% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes were mainly due to a slowdown of construction market and project delays. Our operations in Poland represented 3% in Dollar terms of our consolidated external revenues for both years ended December 31, 2023 and 2022. Our cement export volumes from our operations in Poland, which represented less than 1% of our Poland cement sales volumes for the year ended December 31, 2023, of which 4% corresponded to external customers export revenues and 96% corresponded to transactions with other operating segments, decreased 1% in 2023 compared to 2022. All of our cement export volumes from our operations in Poland during 2023, which include both exports to external customers and exports to other operating segments, were to our

CEMEX • 2024 20-F REPORT • 212

PART I

EMEA segment. As of December 31, 2023, our operations in Poland represented 1% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in Poland increased 27%, in Euro terms, in 2023 compared to 2022, and our average sales price of ready-mix concrete increased 15%, in Euro terms, over the same period.

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

Spain

Our domestic cement sales volumes to external customers from our operations in Spain decreased 7% in 2023 compared to 2022, while ready-mix concrete sales volumes decreased 3% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes were mainly driven by lower market share and slowdown on construction activity. Our operations in Spain represented 2% in Dollar terms of our consolidated external revenues for both years ended December 31, 2023 and 2022. Our cement export volumes from our operations in Spain, which represented 29% of our Spain cement sales volumes for the year ended December 31, 2023, of which 50% corresponded to external customers and 50% corresponded to transactions with other operating segments, decreased 9% in 2023 compared to 2022. Of our total cement export volumes from our operations in Spain during 2023, which included both exports to external customers and exports to other operating segments, 78% were to the United Kingdom, 14% were to Rest of EMEA region, and 8% were to the United States. As of December 31, 2023, our operations in Spain represented 2% of our total assets in Dollar terms. Our average sales price of domestic cement of our operations in Spain increased 23%, in Euro terms, in 2023 compared to 2022, and our average sales price of ready-mix concrete increased 20%, in Euro terms, over the same period.

The following chart indicates the breakdown of Spain external revenues by product, as applicable for the year ended December 31, 2023:

CEMEX • 2024 20-F REPORT • 213

PART I

As a result of increases in domestic cement and ready-mix concrete sales prices, partially offset by decreases in domestic cement and ready-mix concrete sales volume, external revenues from our operations in Spain, in Euro terms, increased 15% in 2023 compared to 2022.

Israel

Our ready-mix concrete sales volumes to external customers from our operations in Israel decreased 7% in 2023 compared to 2022. The decrease in ready-mix concrete volumes was mainly driven by a negative effect due to the Israeli-Hamas conflict. Our operations in Israel represented 5% and 6% in Dollar terms of our consolidated external revenues for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, our operations in Israel represented 3% of our total assets in Dollar terms. Our average sales price of ready-mix concrete of our operations in Israel increased 8%, in Israeli New Shekel terms, in 2023 compared to 2022.

The following chart indicates the breakdown of Israel external revenues by product, as applicable for the year ended December 31, 2023:

As a result of increases in ready-mix concrete sales prices, partially compensated by a decrease in ready-mix concrete sales volume, external revenues from our operations in Israel, in Israeli New Shekel terms, increased 4% in 2023 compared to 2022.

Rest of EMEA

Our domestic cement sales volumes to external customers from our operations in the Rest of EMEA segment remained flat in 2023 compared to 2022, and ready-mix concrete sales volumes decreased 4% over the same period. Our cement export volumes from our operations in the Rest of EMEA segment, which represented 7% of our Rest of EMEA segment cement sales volumes for the year ended December 31, 2023, of which 100% corresponded to external customers, increased 23% in 2023 compared to 2022. All of our cement exports from our operations in the Rest of EMEA during 2023 were to the Rest of EMEA segment. Our revenues from our operations in the Rest of EMEA segment represented 5% and 5% in Dollar terms of our consolidated external revenues for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, our operations in the Rest of EMEA represented 3% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in the Rest of EMEA segment increased 4%, in Euro terms, in 2023 compared to 2022, and our average sales price of ready-mix concrete increased 11%, in Euro terms, over the same period.

CEMEX • 2024 20-F REPORT • 214

PART I

The following chart indicates the breakdown of Rest of EMEA external revenues by product, as applicable for the year ended December 31, 2023:

As a result of increases in domestic cement and ready-mix concrete sales prices, partially compensated by a decrease in ready-mix concrete sales volumes, external revenues in the Rest of EMEA segment, in Euro terms, increased 5%, in 2023 compared to 2022.

SCA&C

In 2023, our operations in the SCA&C region consisted of our operations in Colombia, Panama, our Caribbean TCL operations, which represent our most significant operations in this region, and the Rest of SCA&C segment. Our revenues from our operations in the SCA&C region represented 8% in Dollar terms of our consolidated external revenues for both years ended December 31, 2023 and 2022. As of December 31, 2023, our operations in the SCA&C region represented 9% of our total assets, in Dollar terms. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the SCA&C region.

The following chart indicates the geographic breakdown of SCA&C region external revenues by reporting segment, for the year ended December 31, 2023:

Colombia

Our domestic cement sales volumes to external customers from our operations in Colombia decreased 6% in 2023 compared to 2022, and ready-mix concrete sales volumes decreased 6% over the same period. The decrease in cement sales volume in Colombia was mainly due to a lower demand and our ready-mix concrete sales volume decrease due to a weaker market. Our revenues from our operations in Colombia represented 3% in Dollar terms of our consolidated external revenues for both years ended December 31, 2023 and 2022. As of December 31, 2023, our operations in Colombia represented 4% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in Colombia increased 15%, in Colombian Peso terms, in 2023 compared to 2022, and our average sales price of ready-mix concrete increased 24%, in Colombian Peso terms, over the same period.

CEMEX • 2024 20-F REPORT • 215

PART I

The following chart indicates the breakdown of Colombia external revenues by product, as applicable for the year ended December 31, 2023:

As a result of increases in domestic cement and ready-mix concrete sales prices, partially offset by decreases in domestic cement and ready-mix concrete sales volumes, external revenues of our operations in Colombia, in Colombian Peso terms, increased 6% in 2023 compared to 2022.

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

CEMEX • 2024 20-F REPORT • 216

PART I

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

Rest of SCA&C

Our domestic cement volumes to external customers from our operations in the Rest of SCA&C segment decreased 7% in 2023 compared to 2022, while ready-mix concrete sales volumes increased 4% over the same period. Our cement export volumes from our operations in the Rest of SCA&C segment, which represented less than 1% of our Rest of SCA&C segment cement sales volumes for the year ended December 31, 2023, of which 100% corresponded to external customer, decreased 90% in 2023 compared to 2022. All of our cement export volumes from our operations in the Rest of SCA&C segment during 2023, were within the same region. Our revenues from our operations in the Rest of SCA&C segment represented 2% and 2% in Dollar terms of our consolidated external revenues for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, our operations in the Rest of SCA&C segment represented 1% of our total assets in Dollar terms. Our average sales price of domestic cement from our operations in the Rest of SCA&C segment increased 6% in Dollar terms, in 2023 compared to 2022, and our average sales price of ready-mix concrete decreased 6%, in Dollar terms, over the same period.

CEMEX • 2024 20-F REPORT • 217

PART I

The following chart indicates the breakdown of Rest of SCA&C external revenues by product, as applicable for the year ended December 31, 2023:

As a result of increases in ready-mix concrete sales volumes and domestic cement sales price, partially offset by decreases in domestic cement sales volumes and ready-mix concrete sales prices, external revenues of our operations in the Rest of SCA&C segment, in Dollar terms, increased 5% in 2023 compared to 2022.

Other activities (Revenues)

Revenues from our other activities segment increased 9% in 2023 compared to 2022, in Dollar terms. Our revenues from our Other activities segment represented 2% in Dollar terms of our consolidated external revenues for both years ended December 31, 2023 and 2022.

Cost of Sales

Our cost of sales, including depreciation, increased 7%, from $10,221 million in 2022 to $10,979 million in 2023. As a percentage of revenues, cost of sales decreased from 69.5% in 2022 to 66.3% in 2023. The decrease as a percentage of revenues was mainly driven by easing cost headwinds, and operational efficiencies. Our cost of sales includes freight expenses of raw materials used in our producing plants.

Gross Profit

For the reasons described above, our gross profit increased 24% from $4,485 million in 2022 to $5,575 million in 2023. As a percentage of revenues, gross profit increased from 30.5% in 2022 to 33.7% in 2023. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described below, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within operating expenses as part of distribution and logistics expenses.

Operating expenses

Our operating expenses, which are represented by administrative, selling, distribution and logistics expenses, increased 16%, from $3,124 million in 2022 to $3,616 million in 2023. As a percentage of revenues, operating expenses increased from 21.2% in 2022 to 21.8% in 2023. The increase as a percentage of revenues resulted primarily from higher logistic and distribution expenses due to higher fuel costs, as well as higher payroll expenses due to salary increases and higher fees. Our operating expenses include expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sale, which are included as part of the operating expenses, as well as freight expenses of finished products between plants and points of sale and freight

CEMEX • 2024 20-F REPORT • 218

PART I

expenses between points of sale and the customers’ facilities, which are included as part of the line item “Distribution and logistics expenses.” For the years ended December 31, 2022 and 2023, selling expenses included as part of the line item “Operating expenses” amounted to $344 million and $393 million, respectively. As discussed above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution and logistics expenses, which in the aggregate represented costs of $1,734 million in 2022, and $1,869 million in 2023. As a percentage of revenues, distribution and logistics expenses decreased from 12% in 2022 to 11% in 2023.

Operating Earnings Before Other Expenses, Net

For the reasons described above, our operating earnings before other expenses, net increased 44% from $1,361 million in 2022 to $1,959 million in 2023. As a percentage of revenues, operating earnings before other expenses, net increased 2.6 percentage points, from 9.3% in 2022 to 11.9% in 2023. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a reporting segment basis.

Depreciation and Amortization

During the year ended December 31, 2023, in Dollar terms, our depreciation and amortization amounted to $1,190 million and increased 11% in comparison to 2022. During the year ended December 31, 2023 our capital expenditures amounted to $1,417 million, a 4% increase compared to $1,362 million in 2022, due to higher assets base and changes in exchange rates. See the table on page 208 of this annual report and note 4.3 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report for a breakdown of depreciation and amortization by reportable segment.

Operating EBITDA

Operating EBITDA is the key financial measure used by our chief executive officer to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, Operating EBITDA is an indicator used by Cemex’s creditors to measure our ability to internally fund capital expenditures, as well as our ability to service or incur debt and comply with financial covenants under its financing agreements. We present “Operating EBITDA” by reportable segment in the table on page 208 of this annual report and in note 4.3 and 17.1 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report. Operating EBITDA is not a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS. Moreover, Operating EBITDA may not be comparable to other similarly titled measures of other companies.

Considering the effects mentioned above, our Operating EBITDA increased 29% from $2,433 million in 2022 to $3,149 million in 2023. As a percentage of revenues our Operating EBITDA margin (which management considers a relevant profitability measure despite Operating EBITDA margin not being a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS) increased from 16.5% in 2022 to 19.0% in 2023. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net and Operating EBITDA on a reporting segment basis.

For a reconciliation of Operating Earnings Before Other Expenses, Net to Operating EBITDA, see page 180 of this annual report under “Item 5—Operating and Financial Review and Prospects—Key Components of Results of Operations—Year Ended December 31, 2023 Compared to Year Ended December 31, 2022.”

CEMEX • 2024 20-F REPORT • 219

PART I

Mexico

Our operating earnings before other expenses, net, from our operations in Mexico increased 16% in Mexican Peso terms and 32%, in Dollar terms, in 2023 compared to 2022. Our operating earnings before other expenses, net from our operations in Mexico represented 65% and 71% of our total operating earnings before other expenses, net for the years ended December 31, 2023 and 2022, respectively, in Dollar terms. The increase resulted primarily from strong volumes and pricing of our products. The recovery in cement volumes in 2023 was driven by the formal sector.

Moreover, in 2023 our Operating EBITDA from our operations in Mexico increased 15%, in Mexican Peso terms, and 31%, in Dollar terms, compared to 2022. In addition, our Operating EBITDA from our operations in Mexico represented 47% and 47% of our total consolidated Operating EBITDA for the years ended December 31, 2023 and 2022, respectively, in Dollar terms.

United States

Our operating earnings before other expenses, net, from our operations in the United States increased 82% in 2023 compared to 2022, in Dollar terms. Our operating earnings before other expenses, net from our operations in the United States represented 28% and 23% of our total operating earnings before other expenses, net for the years ended December 31, 2023 and 2022, respectively, in Dollar terms. The increase resulted primarily from an increase in our revenues in the United States segment due to the price strategy of our products and decelerating costs.

In 2023, our Operating EBITDA from our operations in the United States increased 37%, in Dollar terms, compared to 2022. In addition, our Operating EBITDA from our operations in the United States represented 33% and 31% of our total consolidated Operating EBITDA for the year ended December 31, 2023 and 2022, respectively, in Dollar terms.

EMEA

United Kingdom. Our operating earnings before other expenses, net, from our operations in the United Kingdom decreased 12%, in Pound terms and 10%, in Dollar terms, in 2023 compared to 2022. Our operating earnings before other expenses, net from our operations in the United Kingdom represented 6% and 10% of our total operating earnings before other expenses, net for the years ended December 31, 2023 and 2022, respectively, in Dollar terms.

The decrease resulted primarily from lower volumes and higher cost of sales, due to higher electricity costs, as well as higher gas and coal prices and higher purchase cement. These increases in costs were partially offset by higher prices of our products.

Moreover, in 2023 our Operating EBITDA from our operations in the United Kingdom decreased 3%, in British Pounds terms, and 1%, in Dollar terms, compared to 2022. In addition, our Operating EBITDA from our operations in the United Kingdom represented 6% and 8% of our total consolidated Operating EBITDA for the year ended December 31, 2023 and 2022, respectively, in Dollar terms.

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

In 2023, our Operating EBITDA from our operations in France decreased 18%, in Euros terms, and 16%, in Dollar terms, compared to 2022. In addition, our Operating EBITDA from our operations in France represented 2% and 3% of our consolidated Operating EBITDA for the years ended December 31, 2023 and 2022, respectively, in Dollar terms.

CEMEX • 2024 20-F REPORT • 220

PART I

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

In 2023, our Operating EBITDA from our operations in Germany decreased 11%, in Euros terms, and 8%, in Dollar terms, compared to 2022. In addition, our Operating EBITDA from our operations in Germany represented 1% and 2% of our consolidated Operating EBITDA for the years ended December 31, 2023 and 2022, respectively, in Dollar terms.

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

Spain. In 2023, our operating earnings before other expenses, net, from our operations in Spain increased 279% in Euro terms and 282%, in Dollar terms, as compared to 2022. Our operating earnings before other expenses, net from our operations in Spain represented 2% and (2%) of our total operating earnings before other expenses, net for the years ended December 31, 2023 and 2022, respectively, in Dollar terms. The increase resulted primarily from higher revenues due to price increases.

In 2023, our Operating EBITDA from our operations in Spain increased 850%, in Euros terms, and 1,083%, in Dollar terms, as compared to 2022. In addition, our Operating EBITDA from our operations in Spain represented 2% and less than 1% of our total consolidated Operating EBITDA for the years ended December 31, 2023 and 2022, respectively, in Dollar terms.

Israel. In 2023, our operating earnings before other expenses, net, from our operations in Israel decreased 6% in Israeli New Shekel terms and 14%, in Dollar terms, as compared to 2022. Our operating earnings before other expenses, net from our operations in Israel represented 3% and 5% of our total operating earnings before other expenses, net for the years ended December 31, 2023 and 2022, respectively, in Dollar terms. The decrease in Israel operating earnings resulted primarily from the increase in raw materials costs, higher maintenance and increase in fuel prices.

In 2023, our Operating EBITDA from our operations in Israel decreased 12%, in Israeli New Shekel terms, and 20%, in Dollar terms, as compared to 2022. In addition, our Operating EBITDA from our operations in Israel represented 3% and 5% of our total consolidated Operating EBITDA for the years ended December 31, 2023 and 2022, respectively, in Dollar terms.

Rest of EMEA. Our operating earnings before other expenses, net, from our operations in the Rest of EMEA segment increased 56% in Euro terms and 62%, in Dollar terms, in 2023 compared to 2022. Our operating earnings before other expenses, net from our operations in the Rest of EMEA segment represented 5% and 4% of our total operating earnings before other expenses, net for the years ended December 31, 2023 and 2022, respectively, in Dollar terms. This increase relates primarily to an increase in our revenues.

CEMEX • 2024 20-F REPORT • 221

PART I

Moreover, our Operating EBITDA from our operations in the Rest of EMEA segment increased 23%, in Euros terms, and 27%, in Dollar terms, in 2023 compared to 2022. In addition, our Operating EBITDA from our operations in the Rest of EMEA segment represented 5% and 5% of our total consolidated Operating EBITDA for the years ended December 31, 2023 and 2022, respectively, in Dollar terms.

SCA&C

Colombia. In 2023, our operating earnings before other expenses, net from our operations in Colombia decreased 2%, in Colombian Peso terms and remained flat, in Dollar terms, as compared to 2022. Our operating earnings before other expenses, net from our operations in Colombia represented 2% and 3% of our total operating earnings before other expenses, net for the years ended December 31, 2023 and 2022, respectively, in Dollar terms. The decrease resulted primarily from the increase in our cost of sales, mainly due to higher energy, fuel and raw material costs, partially offset by higher revenues.

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

Rest of SCA&C. In 2023, our operating earnings before other expenses, net, from our operations in the Rest of SCA&C segment increased 2% compared to 2022, in Dollar terms. Our operating earnings before other expenses, net from our operations in the Rest of SCA&C segment represented 2% and 3% of our total operating earnings before other expenses, net for the year ended December 31, 2023 and 2022, respectively, in Dollar terms. The increase that resulted from higher revenues was partially offset by an increase in our cost of sales.

In 2023, our Operating EBITDA from our operations in the Rest of SCA&C segment increased 2%, in Dollar terms, compared to 2022. In addition, our Operating EBITDA from our operations in the Rest of SCA&C segment represented 2% and 2% of our total consolidated Operating EBITDA for the years ended December 31, 2023 and 2022, respectively, in Dollar terms.

CEMEX • 2024 20-F REPORT • 222

PART I

Other Expenses, Net. Our other expenses, net, decreased significantly, in Dollar terms, from an expense of $488 million in 2022 to an expense of $211 million in 2023. In 2023, we had a reduction of non-cash impairment losses from $442 million in 2022 to $43 million in 2023, including in 2022 impairment losses of goodwill of $365 million, of which $273 million related to our operating segment in the United States and $92 million to our operating segment in Spain. In 2023, we did not recognize any impairment losses of goodwill; nonetheless, we incurred impairment losses of $36 million on fixed assets and $7 million on other intangible assets. The reduction in impairment losses was partially offset by a higher loss in results from the sale of assets and others, net, due to a one- time gain of $48 million recognized in 2022 from the remeasurement at fair value of our previous controlling interest in Neoris at the time of sale. See notes 7, 15.1, 16.1 and 16.2 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

The most significant items included under this caption for the years ended December 31, 2022 and 2023, are as follows:

	For the Years Ended December 31,
	2022	2023
	(in millions of Dollars)

Impairment losses	$(422)	$(43)

Results from the sale of assets and others net	(26)	(166)

Restructuring costs	(20)	(2)

	$(488)	$(211)

Financial expenses. Our financial expense increased 7%, from $505 million in 2022 to $539 million in 2023, primarily attributable to an increase in financial expenses related to leases and a higher financial expense from our securitization programs during 2023 compared to 2022. See note 17.1 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

Financial income and other items, net. Our financial income and other items, net, in Dollar terms, decreased 91%, from an income of $172 million in 2022 to an income of $16 million in 2023. The decrease is mainly due to a gain of $99 million in results from financial instruments, net in 2022, which was primarily due to a gain of $104 million recognized from debt tender offers, compared to a loss of $65 million in results from financial instruments, net, in 2023. This decrease was partially compensated by a higher gain in foreign exchange results in 2023 compared to 2022 that was mainly due to the fluctuation of the Mexican Peso against the Dollar. See notes 8.2 and 17.4 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

The most significant items included under this caption for the years ended December 31, 2022 and 2023 are as follows:

	For the Years Ended December 31,
	2022	2023
	(in millions of Dollars)

Financial income and other items, net:

Foreign exchange results	$96	$130

Financial income	25	37

Results from financial instruments, net	99	(65)

Net interest cost of defined benefit liabilities	(28)	(44)

Effects of amortized cost on assets and liabilities	(32)	(42)

Others	12	—

	$172	$16

CEMEX • 2024 20-F REPORT • 223

PART I

Income Taxes. Our income tax effect in the statements of income, which is comprised of current income taxes plus deferred income taxes, increased from an expense of $168 million in 2022 to an expense of $1,204 million in 2023. Our current income tax expense increased from $129 million in 2022 to $1,101 million in 2023, including an income tax penalty of $620 million originated in Spain and tax effects on foreign currency gains originated in Mexico (see “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters—Spain”). Our deferred income tax expense increased from a deferred income tax expense of $39 million in 2022 to a deferred income tax expense of $103 million in 2023, mainly associated with the amortization of tax losses and the deduction of deferred interest in the United States in 2023. See notes 20.1, 20.2, 20.3, and 20.4 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

For each of the years ended December 31, 2022 and 2023, our statutory income tax rate in Mexico was 30%. Considering the increase in our income tax expense in 2023 as compared to 2022 as described above, partially offset by the increase in our earnings before income tax from a gain of $570 million in 2022 to earnings before income tax of $1,323 million in 2023, our average effective income tax rate increased from an effective income tax rate of 29.5% in 2022 to an effective income tax rate of 91.0% in 2023. Our average effective tax rate equals the net amount of income tax expense divided by earnings before income taxes, as these line items are reported in our consolidated statement of income. See “Item 3—Key Information—Risk Factors—Risks Relating to Regulatory and Legal Matters—Certain tax matters may have a material adverse effect on our cash flow, financial condition, and net income, as well as on our reputation” and note 20.3 to our 2024 audited consolidated financial statements included elsewhere in this annual report.

Net Income from continuing operations. For the reasons described above, our net income from continuing operations for 2023 decreased from a net income from continuing operations of $402 million in 2022 to a net income from continuing operations of $119 million in 2023. As a percentage of revenues, net income from continuing operations represented 2.7% and 0.7% for the years ended as of December 31, 2022 and 2023, respectively.

Discontinued operations. For the years ended December 31, 2022 and 2023, our discontinued operations included in our consolidated statements of income amounted to a net income from discontinued operations of $483 million and $80 million, respectively. As a percentage of revenues, income of discontinued operations, net of tax, represented 3.3% and 0.5% for the years ended December 31, 2022 and 2023, respectively. See note 4.2 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

Consolidated Net Income. For the reasons described above, including in 2023 the income tax penalty in Spain, our consolidated net income (before deducting the portion allocable to non-controlling interest) for 2023 decreased from a consolidated net income of $885 million in 2022 to a consolidated net income of $199 million in 2023. As a percentage of revenues, consolidated net income represented 6.0% and 1.2% for the years ended as of December 31, 2022 and 2023, respectively.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries.

Non-controlling interest net income decreased 37%, from an income of $27 million in 2022 to an income of $17 million in 2023, primarily attributable to a decrease in the net income of the consolidated entities in which others have a non-controlling interest and to the decrease in non-controlling interest due to the repurchase of shares in CLH and CHP. See note 21.4 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

CEMEX • 2024 20-F REPORT • 224

PART I

Controlling Interest Net Income. Controlling interest net income represents the difference between our consolidated net income and non-controlling interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-associated third parties hold interests. For the reasons described above, our controlling interest net income decreased from a controlling interest net income of $858 million in 2022 to a controlling interest net income of $182 million in 2023. As a percentage of revenues, controlling interest net income, represented 5.8% and 1.1% for the years ended as of December 31, 2022 and 2023, respectively.

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through the operation of our subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, among other risks, any one of which may materially decrease our net income and cash from operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, loans, proceeds of debt and equity offerings and proceeds from asset sales, including our account receivables securitizations. Our consolidated cash flows provided by operating activities from continuing operations were $1,877 million in 2022, $3,132 million in 2023 and $3,252 million in 2024. See our statements of cash flows included elsewhere in this annual report. Cemex management is of the opinion that working capital is sufficient for our current requirements.

CEMEX • 2024 20-F REPORT • 225

PART I

Sources and Uses of Cash

Our review of sources and uses of cash below refers to nominal amounts included in our consolidated statements of cash flows for years ended December 31, 2022, 2023 and 2024.

Our primary sources and uses of cash during the years ended December 31, 2022, 2023 and 2024 were as follows:

	Year Ended December 31,
	2022	2023	2024
	(in millions of Dollars)

Operating Activities

Consolidated net income	$885	$199	$960

Discontinued operations	483	80	47

Net income from continuing operations	402	119	913

Adjustments to the cash flow other than changes in working capital	1,865	2,821	2,108

Changes in working capital, excluding income taxes	(390)	192	231

Cash flows provided by operating activities from continuing operations	1,877	3,132	3,252

Interest expense and income taxes paid	(629)	(1,064)	(1,499)

Net cash flows provided by operating activities from continuing operations	1,248	2,068	1,753

Net cash flows provided by operating activities from discontinued operations	120	154	141

Net cash flows provided by operating activities after interest and income taxes	1,368	2,222	1,894

Investing Activities

Investment in property, machinery and equipment, net	(755)	(865)	(1,000)

Investment in intangible assets, net	(151)	(207)	(296)

Disposal (acquisition) of subsidiaries and associates, net	341	(189)	1,020

Non-current assets and others, net	(14)	22	35

Net cash flows used in investing activities from continuing operations	(579)	(1,239)	(241)

Net cash flows used in investing activities from discontinued operations	(61)	(83)	(87)

Net cash flows used in investing activities	(640)	(1,322)	(328)

Financing Activities

Proceeds from new debt instruments	2,006	2,938	5,048

Debt repayments	(2,420)	(3,840)	(5,497)

Issuance of subordinated notes	—	992	—

Other financial obligations, net	(197)	(274)	(292)

Own shares repurchase program	(111)	—	—

Dividends paid	—	—	(90)

Share in trust for future deliveries under share-based compensation	(36)	(45)	(52)

Changes in non-controlling interests	(14)	(62)	(2)

Derivative financial instruments	34	(189)	(37)

Coupons on subordinated notes	(51)	(120)	(143)

Non-current liabilities, net	(172)	(101)	(188)

Net cash flows used in financing activities	(961)	(701)	(1,253)

Increase (decrease) in cash and cash equivalents from continuing operations	(292)	128	259

Increase in cash and cash equivalents from discontinued operations	59	71	54

Foreign currency translation effect on cash	115	(70)	(73)

Cash and cash equivalents at beginning of period	613	495	624

Cash and cash equivalents at end of period	495	624	864

CEMEX • 2024 20-F REPORT • 226

PART I

Year ended December 31, 2024

During the year ended December 31, 2024, excluding the negative foreign currency effect of our balances of cash and cash equivalents generated during the period of $73 million, there was an increase in cash and cash equivalents from continuing operations of $259 million. This increase was the result of our net cash flows provided by operating activities from continuing operations, which, after interest expense and income taxes paid in cash of $1,499 million, amounted to $1,753 million, partially offset by our net cash flows used in investing activities from continuing operations of $241 million and our net cash flows used in financing activities of $1,253 million.

For the year ended December 31, 2024, our net cash flows provided by operating activities included cash flows generated in working capital, excluding income taxes, of $231 million. This amount was primarily comprised of cash flows provided by inventories of $196 million, cash flows provided by trade accounts payable of $159 million, and cash flows provided by trade accounts receivables of $56 million. Thus, the aggregate amount of cash flows provided by operating activities amounted to $411 million. Cash flows provided by operating activities were partially offset by cash flows used in other accounts payable and accrued expenses of $135 million, and cash flows used in other accounts receivable and other assets of $45 million for an aggregate amount of cash flows used in operating activities of $180 million.

During the year ended December 31, 2024, our cash flows provided by operating activities from continuing operations before interest expense and income tax paid of $3,252 million increased by 4% or $120 million, compared to 2023. This increase was mainly the result of net income from continuing operations of $794 million and an increase in cash flows generated in working capital, excluding income taxes, of $39 in 2024, compared to 2023, which was due to (i) a positive effect in trade accounts payable of $204 million resulting from strong efforts in financing programs and lower payments, (ii) a positive effect in inventories of $128 million resulting from lower levels of pet coke and coal inventories as well as a decline on material and spare parts balance, and (iii) an increase in trade accounts receivable of $83 million resulting from a decline in sales during the year and higher collections from 2023 projects in Mexico, partially compensated by a decrease in other accounts payable and accrued expenses of $310 million, which resulted from advanced payments from customers in Mexico, and a decrease in other accounts receivable and other assets of $66 million.

Considering the reasons mentioned above, during the year ended December 31, 2024, the increase in cash and cash equivalents was the result of our net cash flows provided by operating activities from continuing operations after interest and income taxes paid in cash of $1,499 million. During the year ended December 31, 2024, our net cash flows provided by operating activities from continuing operations after interest and income taxes paid in cash, amounted to $1,753 million and was partially offset by (i) our net cash flows used in investing activities from continuing activities of $241 million, which was primarily comprised of purchase of property, machinery and equipment, net and, investment in intangible assets, for an aggregate amount of $1,296 million, also partially offset by disposal (acquisition) of subsidiaries, net, and non-current assets and others, net, for an aggregate amount of $1,055 million; and (ii) our net cash flows used in financing activities of $1,253 million, which include debt repayments, other financial obligations, net, dividends paid, changes in non-controlling interest, coupons on subordinated notes, shares in trust for future deliveries under share-based compensation, derivative financial instruments and non-current liabilities, net, for an aggregate amount of $6,301 million, partially offset by proceeds from new debt instruments for an amount of $5,048 million.

Year ended December 31, 2023

During the year ended December 31, 2023, excluding the negative foreign currency effect of our balances of cash and cash equivalents generated during the period of $70 million, there was an increase in cash and cash equivalents from

CEMEX • 2024 20-F REPORT • 227

PART I

continuing operations of $128 million. This increase was the result of our net cash flows provided by operating activities from continuing operations, which, after interest expense and income taxes paid in cash of $1,064 million, amounted to $2,068 million, partially offset by our net cash flows used in investing activities from continuing operations of $1,239 million and our net cash flows used in financing activities of $701 million.

For the year ended December 31, 2023, our net cash flows provided by operating activities included cash flows generated in working capital, excluding income taxes, of $192 million. This amount was primarily comprised of cash flows provided from other accounts payable and accrued expenses of $175 million, cash flows provided by inventories of $68 million and cash flows provided by other accounts receivable and other assets of $21 million. Thus, the aggregate amount of cash flows provided by operating activities amounted to $264 million. Cash flows provided by operating activities was partially offset by cash flows used in trade accounts payable of $45 million and cash flows used in trade accounts receivables of $27 million. Thus, the aggregate amount of cash flows resulted in $72 million. During the year ended December 31, 2023, our cash flows provided by operating activities from continuing operations before interest expense and income tax paid of $3,132 million increased by 67% or $1,255 million, compared to 2022. This increase was mainly the result of (i) a decrease in working capital of $582 million in 2023, compared to 2022, which was due to a decrease in inventories of $532 million resulting from lower levels of pet coke and coal inventories, (ii) a decrease in trade accounts receivable of $181 million, which resulted from higher collections, mainly in the United States, Israel and the United Kingdom, (iii) an increase in other accounts payable and accrued expenses of $160 million and (iv) a decrease in other accounts receivable and other assets of $44 million, partially compensated by a decrease in trade accounts payable of $335 million, which resulted from a decrease of spending, and in the United States higher payments along with lower purchases, in addition to higher primary fuels shipments in 2022 compared to 2023.

Considering the reasons mentioned above, during the year ended December 31, 2023, the increase in cash and cash equivalents was the result of our net cash flows provided by operating activities from continuing operations after interest and income taxes paid in cash of $1,064 million. Our net cash flows provided by operating activities from continuing operations after interest and income taxes paid in cash, amounted to $2,068 million and was partially offset by (i) our net cash flows used in investing activities from continuing activities of $1,239 million, which was primarily comprised of purchase of property, machinery and equipment, net, investment in intangible assets, and acquisition (disposal) of subsidiaries, net, for an aggregate amount of $1,261 million, also partially offset by non-current assets and others, net, for an amount of $22 million; and (ii) our net cash flows used in financing activities of $701 million, which include debt repayments, other financial obligations, net, changes in non-controlling interest, coupons on subordinated notes, shares in trust for future deliveries under share-based compensation, derivative financial instruments and non-current liabilities, net, for an aggregate amount of $4,631 million, partially offset by proceeds from new debt instruments and issuance of 9.125% Subordinated Notes for an aggregate amount of $3,930 million.

Year ended December 31, 2022

During the year ended December 31, 2022, excluding the positive foreign currency effect of our balances of cash and cash equivalents generated during the period of $115 million, there was a decrease in cash and cash equivalents from continuing operations of $292 million. This decrease was the result of our net cash flows used in financing activities of $961 and our net cash flows used in investing activities from continuing operations of $579 million, partially offset by our net cash flows provided by operating activities from continuing operations, which, after interest expenses and income taxes paid in cash of $629 million, amounted to $1,248.

For the year ended December 31, 2022, our net cash flows provided by operating activities included cash flows applied in working capital, excluding income taxes, of $390 million, which was primarily comprised of cash flows used in trade receivables of $208 million, cash flows used in inventories of $464 million and cash flows used in other

CEMEX • 2024 20-F REPORT • 228

PART I

accounts receivables and other assets, net of $23 million, for an aggregate amount of cash flows used of $695 million.

Cash flows used in operating activities were partially offset by cash flows provided by trade payables of $290 million and cash flows provided from other accounts payable and accrued expenses of $15 million for an aggregate amount of cash flows provided by operating activities of $305 million. During the year ended December 31, 2022, our cash flows provided by operating activities from continuing operations before interest expense and income tax paid was $1,877 million. During 2022, increased cash flows used in trade accounts receivables resulted from sales of additional inventories of critical supplies and spare parts that was stocked in higher amounts as a result of supply chain delays in the aftermath of the COVID-19 pandemic.

Considering the reasons mentioned above, during the year ended December 31, 2022, the decrease in cash and cash equivalents was the result of (i) our net cash flows used in financing activities of $961 million, which include debt repayments, other financial obligations, net, changes in non-controlling interest, coupons on subordinated notes, share repurchase program, shares in trust for future deliveries under share-based compensation and non-current liabilities, net, for an aggregate amount of $3,001 million, partially offset by proceeds from new debt instruments and derivative financial instruments for an aggregate amount of $2,040 million; and (ii) our net cash flows used in investing activities from continuing activities of $579 million, which was primarily comprised of purchase of property, machinery and equipment, net, acquisition of intangible assets, and non-current assets and others, net, for an aggregate amount of $920 million partially offset by proceeds from disposal of subsidiaries and assets held for sale, net, for an amount of $341 million, partially offset by our net cash flows provided by operating activities from continuing operations after interest and income taxes paid in cash of $629 million, amounted to $1,248 million.

As of December 31, 2024, we had the following lines of credit, of which the only committed portions refer to the revolving credit facility under the Amended 2021 Credit Agreement, at annual interest rates ranging between 5.25% and 6.35% depending on the negotiated currency:

	Lines of Credit	Available
	(in millions of Dollars)

Other lines of credit in foreign subsidiaries	$392	$250

Other lines of credit from banks	1,009	1,009

Revolving credit facility(1)	2,311	2,311

	$3,712	$3,570

(1)	Includes the Amended 2021 Credit Agreement and the 2022 EUR Credit Agreement.

As of December 31, 2024, we had $2,000 million available in our committed revolving credit tranche under the Amended 2021 Credit Agreement and €300 million available in our committed revolving credit tranche under the 2022 EUR Credit Agreement. In connection with other lines of credit from banks, such uncommitted amounts are subject to the lenders’ availability. We expect that this, in addition to our proven capacity to continually refinance and replace short-term obligations, should generally enable us to meet liquidity needs in the next twelve months.

We have in the past (see “Introduction—Presentation of Financial Information,” “Item 3—Key Information,” “Item 5—Operating and Financial Review and Prospects—Results of Operations—Selected Consolidated Financial Information,” “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Relevant Transactions Related to Our Indebtedness in 2024”) and may from time to time in the future, subject to restrictions under our debt agreements and instruments, and depending upon market conditions and other factors our senior management deems relevant, refinance or repurchase our debt in privately negotiated or open market transactions, by tender offer or otherwise, at prices and on terms we deem appropriate (which may be at, above or below par), using cash generated from our operating activities or from the proceeds of asset sales or debt or capital transactions.

CEMEX • 2024 20-F REPORT • 229

PART I

Capital Expenditures

Our capital expenditures incurred for the years ended December 31, 2023 and 2024 are as follows:

	Actual for the Year Ended December 31,
	2023	2024
	(in millions of Dollars)

Mexico	$264	$315

United States	521	486

EMEA:

United Kingdom	107	65

France	44	52

Germany	47	36

Poland	44	38

Spain	38	41

Philippines	85	—

Israel	41	57

Rest of EMEA	75	79

SCA&C:

Colombia	76	105

Panama	13	13

Caribbean TCL	18	50

Dominican Republic	16	—

Rest of SCA&C	25	21

Others	3	22

Total consolidated	1,417	1,380

Of which:

Expansion capital expenditures	420	365

Base capital expenditure	997	1,015

For the years ended December 31, 2023 and 2024 we recognized $1,417 million and $1,380 million in capital expenditures from our continuing operations, respectively. As of December 31, 2024, in connection with our significant projects, we had capital expenditure commitments of $1,400 million, an amount that is expected to be incurred during 2025, based on the evolution of the related projects. The capital expenditure plan for 2025 is subject to change based on market and other conditions, and our consolidated results and financial resources.

Our Indebtedness

As of December 31, 2024, our indebtedness as presented in the statement of financial position which does not include $2,000 million aggregate principal amount of Subordinated Notes, amounted to $7,358 million (principal amount $7,388 million, excluding deferred issuance costs) of total debt plus other financial obligations. Of our total debt plus other financial obligations, 15% was current (including current maturities of non-current debt) and 85% was non-current. As of December 31, 2024, 69% of our total debt plus other financial obligations was Dollar-denominated, 14% was Euro-denominated, 2% was Pound Sterling-denominated, 13% was Mexican Peso-denominated, and 2% was denominated in other currencies. See notes 17.1 and 17.2 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

CEMEX • 2024 20-F REPORT • 230

PART I

On July 19, 2017, Cemex, S.A.B. de C.V. and certain of its subsidiaries entered into a facilities agreement for an amount in different currencies equivalent to $4.1 billion (in aggregate) (the “2017 Facilities Agreement”), the proceeds of which were used to refinance in full the indebtedness incurred under a credit agreement entered into with nine banks in 2014 and other debt repayment obligations, allowing us to increase the then average life of our syndicated bank debt to approximately 4.3 years with a final maturity in July 2022. The indebtedness incurred under the 2017 Facilities Agreement ranked equally in right of payment with certain of our other indebtedness, pursuant to the terms of an intercreditor agreement, dated September 17, 2012, among Cemex, S.A.B. de C.V. and certain of its subsidiaries named therein, Citibank Europe PLC, UK Branch (formerly Citibank International plc), as facility agent, the financial institutions, noteholders and other entities named therein and Wilmington Trust (London) Limited, as security agent (as amended and restated from time to time, the “Intercreditor Agreement”). At the time, Cemex, S.A.B. de C.V. and certain of its subsidiaries pledged collateral and all proceeds thereof to secure our payment obligations under the 2017 Facilities Agreement, our then-senior secured notes and under several other of our financing arrangements (the “Collateral”). The subsidiaries whose shares made up the Collateral collectively own, directly or indirectly, substantially all our operations worldwide. As of December 31, 2024, the Collateral had been released and the Intercreditor Agreement was no longer in effect, as described below.

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

CEMEX • 2024 20-F REPORT • 231

PART I

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

As Cemex reported a Consolidated Leverage Ratio of 3.75x or less for the quarterly periods ending on March 31, 2021 and June 30, 2021, Cemex complied with all requirements for the automatic release of the liens on the Collateral securing its indebtedness under the 2017 Facilities Agreement and, in turn, its then-senior secured notes that benefited from the same Collateral. The Collateral was released on October 6, 2021 and, at the time, consisted of the shares of COM, Cemex España and CIH. The then-senior secured notes that previously benefitted from the Collateral were the 2.750% Euro-denominated Notes due 2024, the March 2026 Euro Notes, the November 2029 Dollar Notes, the June 2027 Dollar Notes (which were redeemed in 2023), the September 2030 Dollar Notes, and the July 2031 Dollar Notes.

Additionally, the aforementioned Collateral release caused the automatic termination of the Intercreditor Agreement governing the rights of certain of Cemex and its subsidiaries’ creditors in accordance with its terms.

Amended 2021 Credit Agreement

On October 29, 2021, Cemex, S.A.B. de C.V. entered into a New York-law credit agreement for up to $3.25 billion to refinance indebtedness (including the 2017 Facilities Agreement) and general corporate purposes (the “Original 2021 Credit Agreement”). Upon closing of the Original 2021 Credit Agreement on November 8, 2021, we fully repaid all

CEMEX • 2024 20-F REPORT • 232

PART I

outstanding indebtedness under the 2017 Facilities Agreement, which amounted to $1.9 billion in different currencies. Following this repayment, the 2017 Facilities Agreement was no longer in effect. The funds used to repay the 2017 Facilities Agreement were sourced from the Original 2021 Credit Agreement, which was closed with 21 financial institutions participating as lenders.

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

On October 30, 2023, Cemex, S.A.B. de C.V. signed and closed an amendment to the Original 2021 Credit Agreement to reduce the term loans by $500 million and increase the revolving commitments by $250 million under the Original 2021 Credit Agreement, and to extend the maturity of the credit agreement to October 2028. $500 million in term loans were prepaid shortly before the Amended 2021 Credit Agreement became effective.

The main terms and conditions of the Amended 2021 Credit Agreement are summarized as follows:

•	final maturity in October 2028;

•	$1 billion in Term Loans (as defined in the Amended 2021 Credit Agreement), amortizing in five equal semi- annual payments starting in October 2026;

•	$2 billion of commitments under a Revolving Facility (as defined in the Amended 2021 Credit Agreement) maturing in October 2028;

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

The Amended 2021 Credit Agreement is denominated exclusively in Dollars and includes an interest rate margin grid that is about 25 basis points lower on average than that of the previously existing 2017 Facilities Agreement. Furthermore, the Amended 2021 Credit Agreement is issued under the SLFF, which is aligned to the Company’s “Future in Action” climate action program and its ultimate vision of a carbon-neutral economy. The annual performance in respect of the three metrics referenced in the Amended 2021 Credit Agreement, which are aligned with those provided for in the SLFF, may result in an adjustment of the interest rate margin of up to plus or minus five basis points, in line with other sustainability-linked loans from investment grade rated borrowers.

As of December 31, 2024, we reported an aggregate amount of outstanding debt of $1 billion under the Amended 2021 Credit Agreement. As of December 31, 2024, we had $2 billion of availability under the committed revolving credit tranche under the Amended 2021 Credit Agreement.

CEMEX • 2024 20-F REPORT • 233

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

As of December 31, 2024, we reported an aggregate amount of outstanding debt of $288 million under the Mexican Peso Banorte Agreement and we had drawn the entirety of the only term loan thereunder for the then-Mexican Peso equivalent of $255 million.

2022 EUR Credit Agreement

On October 7, 2022, Cemex, S.A.B. de C.V. entered into and closed a New York-law credit agreement for €500 million for general corporate purposes (including to refinance indebtedness) (the “Original 2022 EUR Credit Agreement”). The Original 2022 EUR Credit Agreement consisted of a 3-year non-amortizing term loan facility, and the loans accrued interest at a rate per annum equal to the EURIBOR rate plus a margin ranging from 115 basis points to 190 basis points, depending on our leverage ratio.

On April 11, 2024, Cemex, S.A.B. de C.V. signed and closed an amendment to the Original 2022 EUR Credit Agreement, pursuant to which we prepaid €50 million of the existing term loans, refinanced the remainder of the term loans under the Original 2022 EUR Credit Agreement with a €450 million term loan facility, provided for a new revolving facility of €300 million, extended the maturity of the term loan facility to April 2029 and set the maturity of the new revolving facility to April 2028.

The main terms and conditions of the 2022 EUR Credit Agreement are summarized as follows:

•	final maturity of (x) the term loan facility in April 2029 and (y) the revolving facility in April 2028;

•	€450 million in term loans, amortizing in five equal semi-annual payments starting in April 2027;

•	€300 million of commitments under a revolving facility;

•

all loans under the 2022 EUR Credit Agreement bear interest at the same rate, including an applicable margin of between 140 and 215 basis points over the benchmark EURIBOR Rate (as defined in the 2022 EUR Credit Agreement), depending on Cemex’s Consolidated Leverage Ratio (as defined in the 2022 EUR Credit Agreement), with such margin being subject to positive or negative adjustments in an aggregate amount not to exceed five basis points, based on certain sustainability-linked performance metrics from the prior annual period;

•	financial covenants consistent with an investment grade capital structure, with a maximum leverage ratio of 3.75x throughout the life of the loan, and a minimum interest coverage ratio of 2.75x; and

•	guaranteed by the Refinancing Guarantors.

The 2022 EUR Credit Agreement is denominated exclusively in Euro and includes an interest rate margin grid that is 25 basis points higher than that of the Original 2022 EUR Credit Agreement. Furthermore, the 2022 EUR Credit

CEMEX • 2024 20-F REPORT • 234

PART I

Agreement is issued under the SLFF. The annual performance in respect of the three metrics referenced in the 2022 EUR Credit Agreement, which are aligned with those provided for in the SLFF, may result in an adjustment of the interest rate margin of up to plus or minus five basis points, in line with other sustainability-linked loans from investment grade rated borrowers. As of December 31, 2024, the other terms and conditions of the 2022 EUR Credit Agreement were substantially similar to those of the Amended 2021 Credit Agreement.

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

	The Notes, excluding the CEBURES	Amended 2021 Credit Agreement	2022 EUR Credit Agreement	Mexican Peso Banorte Agreement	CEBURES
	$2,983 million (principal amount $2,992 million)	$983 million (principal amount $1,000 million)	$461 million (principal amount $466 million)	$287 million (principal amount $288 million)	$555 million (principal amount $552 million)

Amount Outstanding as of December 31, 2024(1)

Cemex, S.A.B. de C.V.	✓	✓	✓	✓	✓

Cemex Operaciones México, S.A. de C.V.	✓	✓	✓	✓	✓

Cemex Concretos, S.A. de C.V.	✓	✓	✓	✓	✓

Cemex Corp.	✓	✓	✓	✓	✓

Cemex Innovation Holding Ltd.	✓	✓	✓	✓	✓

(1)	Includes Notes that have been repurchased and are held by Cemex.

In addition, as of December 31, 2024, (i) Cemex Materials LLC was a borrower of $150 million (principal amount $150 million) under an indenture which is guaranteed by Cemex Corp. and (ii) several of our other operating subsidiaries were borrowers under debt facilities or debt arrangements aggregating $110 million.

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

CEMEX • 2024 20-F REPORT • 235

PART I

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

Relevant Transactions Related to Our Indebtedness in 2024

The following is a description of our most important transactions related to our indebtedness in 2024:

•

On February 20, 2024, we closed the reopening and placement of the CEBURES, pursuant to which Cemex, S.A.B. de C.V. issued Ps 2 billion of the Long Term Notes 1 and Ps 3.5 billion of the Long Term Notes 2. The CEBURES issued pursuant to this reopening and placement have terms and conditions identical to those of the CEBURES of their corresponding series issued on October 5, 2023, with the exception of the issue date and the placement price.

•	On April 11, 2024, Cemex, S.A.B. de C.V. successfully refinanced the 2022 EUR Credit Agreement.

For a description of the Credit Agreements and the Notes, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness.”

Our Other Financial Obligations

Other financial obligations in the consolidated statement of financial position as of December 31, 2023 and 2024 are detailed as follows:

	2023			2024
	Current	Non-current	Total	Current	Non-current	Total
	(in millions of dollars)

Leases	$272	$986	$1,258	$269	$902	$1,171

Liabilities secured with accounts receivable	678	—	678	658	—	658

	$950	$986	$1,936	$927	$902	$1,829

Leases

We have several operating and administrative assets under lease contracts. We apply the recognition exemption for short-term leases and leases of low-value assets. See notes 15.2 and 17.2 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

CEMEX • 2024 20-F REPORT • 236

PART I

Changes in the balance of lease financial liabilities during the years ended December 31, 2022, 2023 and 2024 were as follows:

(in millions of dollars)	2022	2023	2024

Lease financial liability at beginning of year	$1,176	$1,176	$1,258

Additions from new leases	296	341	290

Reductions from payments	(276)	(256)	(296)

Cancellations and liability remeasurements	7	(24)	(47)

Foreign currency translation and accretion effects	(27)	21	(34)

Lease financial liability at end of year	1,176	1,258	1,171

As of December 31, 2024, the maturities of non-current lease financial liabilities are as follows:

(in millions of dollars)	Total

2026	$203

2027	149

2028	124

2029	85

2030 and thereafter	341

902

Total cash outflows for the years ended December 31, 2022, 2023, and 2024 for leases including the interest expense portion as disclosed in note 8.1 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report in 2022, 2023 and 2024 were $342 million, $331 million and $371 million, respectively.

Our Receivables Financing Arrangements

Our subsidiaries in Mexico, the United States, France and the United Kingdom are parties to sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. As of December 31, 2023 and 2024, trade accounts receivable included receivables of $848 million and $755 million, respectively. Under these programs, our subsidiaries effectively do not surrender full control or the majority of risks and rewards associated with the trade accounts receivable sold. Therefore, the trade accounts receivable sold were not derecognized from the statement of financial position, and the funded amounts were recognized within the line item “Other financial obligations” and the difference in each year against the trade receivables sold was maintained as reserves. Trade accounts receivable qualifying for sale exclude amounts over a certain number of days past due or concentrations over certain limits to any customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to $170 million and $97 million as of December 31, 2023 and 2024, respectively. Therefore, the funded amount to us was $678 million and $658 million as of December 31, 2023 and 2024, respectively. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $24 million in 2022, $52 million in 2023 and $52 million in 2024. Our securitization programs are usually negotiated for periods of one to two years and are usually renewed at their maturity. See notes 10 and 17.2 to our 2024 audited consolidated financial statements included elsewhere in this annual report.

Additionally, as of December 31, 2024, there are trade accounts receivable sold under factoring programs that qualify for derecognition for $54 million, and the balance was derecognized from the statement of financial position considering that we effectively do surrender full control and the majority of risks and rewards associated with the trade accounts receivable sold.

CEMEX • 2024 20-F REPORT • 237

PART I

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

On March 14, 2023, we issued $1.0 billion aggregate principal amount of the 9.125% Subordinated Notes with no fixed maturity and subordinated to all senior obligations, and senior only to equity, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. After issuance costs, we received $992 million. The 9.125% Subordinated Notes are aligned with the GFF and the net proceeds obtained in the issuance should be applied to finance or refinance, in whole or in part, one or more new or existing Eligible Green Projects (“EGPs”) under its use-of-proceeds GFF. EGPs include those related to pollution prevention and control, renewable energy, energy efficiency, clean transportation, sustainable water and wastewater management, and eco- efficient and/or circular economy adapted products, production technologies and processes.

Based on the above characteristics of the Subordinated Notes, included in contractual terms that are considered to be substantive, and legal considerations, under IAS 32, we concluded that the Subordinated Notes do not meet the definition of financial liability under IAS 32, and consequently are classified within controlling interest stockholders’ equity, within Other equity reserves. The classification as equity of the Subordinated Notes can be summarized as follows:

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

•

Except in the event of liquidation and provided all senior obligations are previously satisfied, Cemex, S.A.B. de C.V. controls any payments to be made to the noteholders, including in the event of bankruptcy reorganization under either the laws of Mexico (Ley de Concursos Mercantiles) or U.S. bankruptcy laws (Chapter 11); and

•

The Subordinated Notes contractually evidence a residual interest in the assets of Cemex, S.A.B. de C.V. after deducting all of its liabilities. Provided all senior obligations are previously satisfied, the only requirement to settle the Subordinated Notes would be in liquidation, which is akin to an equity instrument under IAS 32.

See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Financial Obligations.

Coupon payments on the Subordinated Notes for the years ended December 31, 2022, 2023 and 2024 were included within “Other equity reserves” and amounted to $54 million, $120 million and $143 million, respectively.

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

CEMEX • 2024 20-F REPORT • 238

PART I

In connection with Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meetings held on March 24, 2022, March 23, 2023 and March 22, 2024 proposals were approved to set the amount of $500 million or its equivalent in Mexican Pesos, each year and until the next ordinary general shareholders’ meeting, respectively, as the maximum amount of resources that Cemex, S.A.B. de C.V. can use to repurchase its own shares or securities that represent such shares. Cemex, S.A.B. de C.V.’s Board of Directors approved the policy and procedures for the operation of any stock repurchase program, and is authorized to determine the basis on which the repurchase and placement of such shares is made, appoint the persons who will be authorized to make the decision of repurchasing or replacing such shares and appoint the persons responsible to make the transaction and furnish the corresponding notices to authorities. The Board of Directors of Cemex, S.A.B. de C.V. and/or attorneys-in-fact or delegates designated in turn, or the persons responsible for such transactions, will determine, in each case, if the repurchase is made with a charge to stockholders’ equity as long as the shares belong to Cemex, S.A.B. de C.V. or with a charge to share capital if it is resolved to convert the shares into non-subscribed shares to be held in treasury. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings.” We remain subject to certain restrictions regarding the repurchase of shares of our capital stock under the Credit Agreements and the indentures governing the outstanding Notes.

During the year ended December 31, 2022, under the repurchase programs authorized at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting held on March 25, 2021 and March 24, 2022, Cemex, S.A.B. de C.V. repurchased 220.6 million CPOs, at a weighted average price in Mexican Pesos equivalent to $0.5026 per CPO, which was equivalent to an amount of $110.9 million. The 662 million shares underlying CPOs repurchased during the year ended December 31, 2022 under such repurchase programs were proposed and subsequently approved for cancellation at Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meeting held on March 23, 2023.

During the year ended December 31, 2023, we did not use the repurchase programs authorized at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meetings held on March 24, 2022 and March 23, 2023. As a result, given that no repurchases of CPOs took place during the year ended December 31, 2023, Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting held on March 22, 2024 did not include on its agenda the cancellation of shares repurchased by Cemex, S.A.B. de C.V. Similarly, in 2024, we did not utilize the repurchase programs authorized at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meetings held on March 23, 2023 and March 22, 2024. Consequently, the agenda for Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting held on March 25, 2025 did not include the cancellation of shares repurchased by Cemex, S.A.B. de C.V.

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

CEMEX • 2024 20-F REPORT • 239

PART I

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

With respect to energy, the R&D team is focusing on energy storage, which represents the largest and most near- term opportunity to accelerate renewable energy deployments and bring us closer to replacing fossil fuels as the primary resource to meet the world’s continual growth in energy demand. Global products/brands have been conceptualized and engineered to positively impact the jobsite safety, promote efficient construction practices, sensibly preserve natural resources vital to life, lower carbon footprint, and improve the quality of life in rapidly transforming cities.

Underlying Cemex’s R&D philosophy is a growing culture of global collaboration and coordination, where the innovation team identifies and promotes novel collaboration practices and mobilizes its adoption within Cemex. Getting closer and understanding our customers is a fundamental transformation within Cemex, and consequently the Commercial & Logistics area is carrying out research initiatives to better attend the needs of customers as well as identify key changes in our supply chain management that should enable us to bring products, solutions and services to our customers in the most cost-effective and efficient manner, using what we believe to be the best available technologies to design a new standard in digital commercial models. As of December 31, 2024, Cemex Global R&D actively participates in several research projects (ABSALT, LEILAC 2, DRIVE, FASTCARB, ECOCO2, CLYNGAS, REDOL, DESTINY, and BIOFLEXGEN), funded by the EU under the H2020, CETP, ACT3 and Innovation Fund programs, to develop new technologies aimed at reducing Cemex’s carbon footprint in Europe and other countries in which Cemex operates.

There are 11 laboratories supporting Cemex’s R&D efforts under a collaborative network. The laboratories are strategically located in close proximity to our plants and assist the operating subsidiaries with troubleshooting, optimization techniques and quality assurance methods. The laboratories located in Switzerland and Mexico are

CEMEX • 2024 20-F REPORT • 240

PART I

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

R&D activities comprise part of the daily routine of the aforementioned departments and divisions. Therefore, the costs associated with such activities are expensed as incurred. In 2022, 2023 and 2024, total combined expenses of these departments recognized within administrative expenses were $42 million, $55 million and $59 million, respectively. We capitalize the costs incurred in the development of software for internal use which are amortized in operating results over the estimated useful life of the software, which is approximately five years. Capitalized direct costs incurred in the development stage of internal-use software, such as professional fees, direct labor and related travel expenses amounted to $136 million in 2022, $148 million in 2023 and $188 million in 2024. See notes 6 and 16.1 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

Summary of Material Contractual Obligations and Commercial Commitments

Amended 2021 Credit Agreement

On October 29, 2021, Cemex, S.A.B. de C.V. entered into the Original 2021 Credit Agreement for up to $3.25 billion to refinance indebtedness (including the 2017 Facilities Agreement) and general corporate purposes, which closed on November 8, 2021. On June 5, 2023, the Original 2021 Credit Agreement was amended to provide for SOFR as the replacement benchmark rate for LIBOR. On October 30, 2023, the Original 2021 Credit Agreement was further amended to refinance a portion of the Term Loans (as defined in the Original 2021 Credit Agreement) and Revolving Commitments (as defined in the Original 2021 Credit Agreement), and to extend the maturity of the credit agreement to October 2028. The Amended 2021 Credit Agreement consists of a $1 billion 5-year term loan facility amortizing in five equal semiannual payments starting in October 2026 and a $2 billion 5-year committed revolving credit facility. The Amended 2021 Credit Agreement has financial covenants consistent with an investment grade capital structure, with a maximum leverage ratio of 3.75x throughout the life of the facility, and a minimum interest coverage ratio of 2.75x. The Amended 2021 Credit Agreement is denominated exclusively in Dollars and includes an interest rate margin grid that is about 25 basis points lower on average than that of the 2017 Facilities Agreement. Furthermore, the Amended 2021 Credit Agreement is the first debt to be issued under our latest updated SLFF, which is aligned to

CEMEX • 2024 20-F REPORT • 241

PART I

Cemex’s “Future in Action” climate action program and its ultimate vision of a carbon-neutral economy. The annual performance in respect of the three metrics referenced in the Amended 2021 Credit Agreement, which are aligned with those provided for in the SLFF, may result in an adjustment of the interest rate margin of up to plus or minus five basis points, in line with other sustainability-linked loans from investment grade rated borrowers. Cemex, S.A.B. de C.V.’s obligations under the Amended 2021 Credit Agreement are guaranteed by the Refinancing Guarantors.

As of December 31, 2024, we reported an aggregate principal amount of outstanding debt of $1,000 million under the Amended 2021 Credit Agreement. As of December 31, 2024, the Term Loans under the Amended 2021 Credit Agreement had an amortization profile of $200 million in semi-annual principal payments (as such payments may be reduced as a result of prepayments) commencing in October 2026, plus any applicable interest, in accordance with the Amended 2021 Credit Agreement. For a discussion of restrictions and covenants under the 2023 Credit Agreement, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness.”

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

As of December 31, 2024, we had drawn the entirety of the only term loan thereunder for the then-Mexican Peso equivalent of $288 million.

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

2022 EUR Credit Agreement

On October 7, 2022, Cemex, S.A.B. de C.V. entered into and closed the Original 2022 EUR Credit Agreement for €500 million for general corporate purposes (including to refinance indebtedness). On April 11, 2024, the Original 2022 EUR Credit Agreement was amended to prepay a portion of the outstanding term loans thereunder, refinance the remainder of such term loans, provide new revolving commitments (with a final maturity of April 2028), and to extend the final maturity of the term loans under the amended credit agreement to April 2029. The 2022 EUR Credit Agreement consists of a €450 million 5-year term loan facility amortizing in five equal-semi annual payments starting in April 2027 and a €300 million 4-year committed revolving credit facility. The 2022 EUR Credit Agreement has financial covenants consistent with an investment grade capital structure, with a maximum leverage ratio of 3.75x throughout the life of the facility, and a minimum interest coverage ratio of 2.75x. The 2022 EUR Credit Agreement is denominated exclusively in Euros and includes an interest rate margin grid that is 25 basis points higher than that of

CEMEX • 2024 20-F REPORT • 242

PART I

the Original 2022 EUR Credit Agreement. Furthermore, the 2022 EUR Credit Agreement is issued under the SLFF. The annual performance in respect of the three metrics referenced in the 2022 EUR Credit Agreement, which are aligned with those provided for in the SLFF, may result in an adjustment of the interest rate margin of up to plus or minus five basis points, in line with other sustainability-linked loans from investment grade rated borrowers. Cemex, S.A.B. de C.V.’s obligations under the 2022 EUR Credit Agreement are guaranteed by the Refinancing Guarantors. As of December 31, 2024 we had drawn the entirety of the term loan under the 2022 EUR Credit Agreement for €450 million and had full availability under the revolving facility for the 2022 EUR Credit Agreement.

As of December 31, 2024, we reported an aggregate amount of outstanding debt of $466 million under the 2022 EUR Credit Agreement. For a discussion of restrictions and covenants under the 2022 EUR Credit Agreement, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Indebtedness and Certain Other Obligations—The Credit Agreements,” the indentures governing our outstanding Notes, and our other debt agreements and/or instruments contain several restrictions and covenants. Our failure to comply with such restrictions and covenants or any inability to capitalize on business opportunities or refinance our debt resulting from them could have a material adverse effect on our business and financial conditions.”

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

CEMEX • 2024 20-F REPORT • 243

PART I

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

On February 20, 2024, we closed the reopening and placement of the CEBURES, pursuant to which Cemex, S.A.B. de C.V. issued Ps 2 billion of the Long Term Notes 1 and Ps 3.5 billion of the Long Term Notes 2. The CEBURES issued pursuant to this reopening and placement have terms and conditions identical to those of the CEBURES of their corresponding series issued on October 5, 2023, with the exception of the issue date and the placement price.

As of December 31, 2024, the aggregate principal amount outstanding under the CEBURES was Ps 11,500 million.

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

CEMEX • 2024 20-F REPORT • 244

PART I

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

As of the date of this annual report, we are in compliance with our payment obligations under the Credit Agreements, the Notes and the 5.125% Subordinated Notes.

See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Financial Obligations.”

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

In October 2022, we entered into a five-year agreement with Neoris, beginning in 2023, for the acquisition of information technology solutions and services for an annual amount of at least $55 million.

In March 2024, with the intention of hedging a significant portion of our expected deficit of emission carbon allowances (“EUAs”) under the EU ETS, we entered into physically-settled forward purchase commitments for the acquisition of 1.8 million EUAs for our own use in 2029 and 2030 for an aggregate price of $157 million.

As of December 31, 2024, we did not depend on any single one of our suppliers of goods or services to conduct our business.

CEMEX • 2024 20-F REPORT • 245

PART I

Cash Requirements

As of December 31, 2024, we had material cash requirements as set forth in the table below.

	As of December 31, 2024
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Dollars)

Non-current debt	189	1,551	1,552	2,267	5,559

Leases(1)	320	398	255	542	1,515

Total debt and other financial obligations(2)	509	1,949	1,807	2,809	7,074

Interest payments on debt(3)	262	510	359	387	1,518

Pension plans and other benefits(4)	156	268	266	670	1,360

Acquisition of property, plant and equipment	293	174	2	—	469

Purchases of services, raw material, fuel and energy(5)	506	793	406	513	2,218

Total cash requirements	1,726	3,694	2,840	4,379	12,639

(1)

Represent nominal cash flows. As of December 31, 2024, the net present value of future payments under such lease contracts was $1,171 million, of which, $352 million refers to payments from one to three years and $209 million refer to payments from three to five years. See note 24.1 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

(2)

The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, we have replaced our non-current obligations for others of a similar nature.

(3)	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2024.

(4)

Represents estimated annual payments under these benefits for the next 10 years (see note 19 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report), including the estimate of new retirees during such future years.

(5)

Future payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows. Future nominal payments for energy were estimated for all contractual commitments on the basis of an aggregate average expected consumption per year using the future prices of energy established in the contracts for each period. Future payments also include our commitments for the purchase of fuel, carbon allowances and other services.

As of December 31, 2022, 2023 and 2024, in connection with the commitments for the purchase of fuel and energy included in the table above, a description of the most significant contracts is as follows:

On October 24, 2018, we entered into two fixed-for-floating energy financial hedge agreements in Mexico, for a period of 20 years starting in October 1, 2029 with the solar power plants Tuli Energía and Helios Generación.

Pursuant to these agreements, we fixed the megawatt-hour (“MWh”) cost (which increases at a fixed annual rate) over an electric energy volume of 400 thousand MWh per year and the differential between the agreed price and the market price is settled monthly. We consider these agreements to be a hedge for a portion of our aggregate consumption of electric energy in Mexico and recognize the result of the exchange of price differentials described previously in the statement of operations as a part of the costs of energy. During the year ended December 31, 2024, we received $5 million as a result of these hedges. We do not record these agreements at fair value because there is not a deep market for electric power in Mexico that would effectively allow for their valuation.

In connection with the Ventikas, located in the Mexican state of Nuevo León with a combined generation capacity of 252 MW, we agreed to acquire a portion of the energy generated by Ventikas for our overall electricity needs in Mexico for a period of 20 years, which began in April 2016. As of December 31, 2024, the estimated annual cost of this agreement is $24 million, assuming energy generation at full capacity (energy supply from wind sources is variable in nature and final amounts can be determined only based on energy ultimately received at the agreed prices per unit).

Beginning in 2010, for our overall electricity needs in Mexico, we reached an agreement with the EURUS Wind Farm (“EURUS”) for the purchase of the electric energy generated for a period of no less than 20 years. EURUS is a wind farm with an installed capacity of 250 MW operated by ACCIONA in the Mexican state of Oaxaca. The estimated

CEMEX • 2024 20-F REPORT • 246

PART I

annual cost of this agreement is $77 million assuming that we receive all our energy allocation. Energy supply from wind sources is variable in nature and final amounts can be determined only based on energy ultimately received at the agreed prices per unit.

We maintain a commitment initiated in April 2004 to purchase the energy generated by TEG until September 2027 for our overall electricity needs in Mexico. The estimated annual cost of this agreement is $87 million assuming we receive all our energy allocation. Nonetheless, final amounts will be determined considering the final MWh effectively received at the agreed prices per unit.

In connection with the above, we also committed to supply TEG and another third-party electrical energy generating plant adjacent to TEG all fuel necessary for their operations until the year 2027, equivalent to 1.2 million tons of pet coke per year. We cover our commitments under this agreement by acquiring the aforementioned volume of fuel from sources in the international markets and Mexico.

Furthermore, Cemex is also a party to other agreements executed in connection with the financing, management and operation of the TEG power plant since before its date of commencement of operations, among those which are (i) a long-term limestone supply agreement dated as of March 26, 1999, pursuant to which Cemex agreed to sell and deliver to TEG limestone to be used at the TEG power plant for desulfurization of pet coke used for fuel, and (ii) a put option agreement dated as of March 26, 1999, pursuant to which Cemex is required to purchase the TEG power plant assets upon expiration of the term of the agreement executed with TEG to purchase the energy generated by TEG or, alternatively, at an earlier date upon the occurrence of one or more events described therein and which would be triggered upon the occurrence of one or more situations or circumstances, not attributable to TEG, that would prevent TEG from continuing operating the TEG power plant. The aforementioned agreements are set to expire on September 30, 2027.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results and liquidity or capital resources.

Quantitative and Qualitative Market Disclosure

Our Derivative Financial Instruments

In the ordinary course of business, we are exposed to credit risk, interest rate risk, foreign exchange risk, equity risk, commodities risk and liquidity risk, considering the guidelines set forth by Cemex, S.A.B. de C.V.’s Board of Directors, which represent our risk management framework and are supervised by several of our Committees. Our management establishes specific policies that determine strategies focused on obtaining natural hedges or risk diversification to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which we incur our debt with those in which we generate our cash flows. As of December 31, 2023 and 2024, these strategies were sometimes complemented by the use of derivative financial instruments. See notes 17.4 and 17.5 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

During the reported periods, in compliance with the guidelines established by our risk management committee, the restrictions set forth by our debt agreements and our hedging strategy, we held derivative instruments, with the objectives of, as the case may be: (a) changing the risk profile or fixing the price of fuels; (b) foreign exchange hedging; (c) hedge of forecasted transactions; (d) changing the risk of changes in market interest rates; and (e) other corporate purposes. See note 17.4 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

CEMEX • 2024 20-F REPORT • 247

PART I

As of December 31, 2023 and 2024 the notional amounts and fair values of our derivative instruments were as follows:

	At December 31, 2023		At December 31, 2024
	Notional Amount	Estimated Fair value	Notional Amount	Estimated Fair value	Maturity Date
	(in millions of dollars)

Net investment hedge	$976	$(94)	$713	$63	Jun 2026

Cross currency swaps	335	23	658	(100)	Sep 2030

Interest rate swaps	750	30	600	14	Nov 2026

Fuel price hedging	232	5	356	6	Dec 2026

Foreign exchange options	300	10	650	41	Oct 2026

	$2,593	$(26)	$2,977	$24

The caption “Financial income and other items, net” in the statements of income includes gains and losses related to the recognition of changes in fair values of the derivative financial instruments during the applicable period, which represented net losses of $5 million in 2022, $19 million in 2023 and $2 million in 2024. As described below, changes in fair value of our net investment hedge are recognized in other equity reserves for the period as part of our currency translation results. In addition, changes in fair value of our outstanding interest rate swaps related to debt are recognized as part of our financial expense in the statement of income. Changes in fair value of our fuel price hedging derivatives are temporarily recognized through other equity reserves and are allocated to operating expenses as the related fuel volumes are consumed.

Our Net Investment Hedge. As of December 31, 2023 and 2024, there are Dollar/Peso foreign exchange forward contracts with target tenor ranging from 1 to 15 months for notional amounts of $518 million and $492 million, respectively. We have designated this program as a hedge for our net investment in Pesos, pursuant to which changes in the fair market value of these instruments are recognized as part of other equity reserves. For the years 2022, 2023 and 2024, these contracts generated losses of $96 million, $172 million and gains of $86 million, respectively, which partially offset currency translation effects in each year recognized in equity generated from our net assets denominated in Pesos. The losses generated during 2022 and 2023 were related to the appreciation of the Peso in both years, while the gains generated in 2024 from these derivatives are related to the depreciation of the Peso during the year.

In addition, as of December 31, 2023 and 2024, as part of our Peso net investment hedge strategy, there are additional Dollar/Peso capped forwards, structured with option contracts, for a notional amount of $458 million and $221 million, respectively. These capped forwards contain limits on the upside that the instrument may generate. Changes in the fair market value of such capped forward contracts are also recognized as part of other equity reserves. For the years 2022, 2023, and 2024, these contracts generated losses of $2 million, $54 million and gains of $43 million, respectively, which partially offset currency translation effects recognized in equity generated from our net assets denominated in Pesos due to the appreciation of the Peso in 2022 and 2023 and the depreciation of the Peso in 2024.

During the year 2022, we unwound Dollar/Euro cross-currency swap contracts for a notional amount of $750 million, which resulted in a settlement gain of $80 million in equity. We designated the foreign exchange forward component of these instruments as a hedge of our net investment in Euros, changes in fair market were recognized as part of other equity reserves, while changes in fair value of the interest rate swap component until settlement were recognized within the line item of “Financial income and other items, net,” representing gains of $8 million in 2022. For the year 2022, the foreign exchange forward component generated gains of $70 million recognized in equity, which partially offset currency translation losses recognized in equity generated from our net assets denominated in Euros due to the depreciation of the Euro against the Dollar in 2022, related to the exchange of interest rates in the statement of income.

CEMEX • 2024 20-F REPORT • 248

PART I

Our Cross Currency Swaps. As of December 31, 2023 and 2024, we held cross-currency swap contracts for a notional amount of $335 million and $658 million, respectively, in connection with the CEBURES as described in note 17.1 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report, aiming to change the rate and currency risk profile of such CEBURES from the Peso to the Dollar. We designated these contracts as cash flow hedges of interest rate payments in relation to an equivalent amount of variable and fixed interest rate debt. Changes in fair value of these contracts for the interest rate swap leg are initially recognized as part of other equity reserves and are subsequently allocated through financial expense as interest expense on the related loans is accrued in the statement of income, while changes in fair value of the currency forward leg are recognized directly in the statement of income partially offsetting the related Peso denominated debt’s foreign exchange fluctuation. For the years 2023 and 2024, changes in the fair value of these contracts generated gains of $23 million and losses of $123 million, respectively, recognized in other equity reserves. Moreover, during the same periods, we reclassified results from equity to the line item “Financial expenses” representing income of $5 million in 2023 and $28 million in 2024.

Our Interest Rate Swaps. For accounting purposes under IFRS, we designate interest rate swaps as cash flow hedges, to fix interest rate payments in relation to an equivalent amount of floating interest rate debt; therefore, changes in fair value of these contracts are initially recognized as part of other equity reserves and are subsequently reclassified to financial expense as the interest expense of the related floating interest rate debt is accrued in the statement of income.

As of December 31, 2023 and 2024, we held interest rate swaps for a notional amount of $750 million and $600 million, respectively, with a fair market value representing assets of $30 million in 2023 and $14 million in 2024, negotiated in June 2018 to fix interest payments of existing bank loans bearing Dollar floating rates. For the year 2022, changes in the fair value of these contracts generated gains of $69 million and for the years 2023 and 2024, these changes generated losses of $9 million and $16 million, respectively, recognized in other comprehensive income. Moreover, during the same periods, we reclassified results from equity to the line item “Financial expenses” representing expenses of $2 million in 2022 and income of $22 million in 2023 and $23 million in 2024.

In addition, as of December 31, 2022, we held interest rate swaps for a notional of $268 million negotiated to fix interest payments of existing bank loans referenced to Peso floating rates that matured in November 2023, which fair value represented an asset of $15 million in 2022. For the years 2022 and 2023 until their settlement, changes in the fair value of these contracts generated gains of $3 million and losses of $15 million, respectively, recognized in other comprehensive income. During the same periods, we recycled results from equity to the “Financial expenses” line item representing gains of $7 million in 2022 and $18 million in 2023.

Our Fuel Price Hedging Derivatives. As of December 31, 2023 and 2024, we maintained swap and option contracts negotiated to hedge the price of certain fuels in several operations, primarily diesel and gas, for aggregate notional amounts of $110 million and $134 million, respectively, with an estimated aggregate fair value representing assets of $1 million in 2023 and $1 million in 2024. By means of these contracts, for its own consumption only, we either fixed the price of these fuels, or entered into option contracts to limit the prices to be paid for these fuels, over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel or gas consumption, and as such, changes in fair value are recognized temporarily through other equity reserves and are recycled to operating expenses as the related fuel volumes are consumed. For the years ended December 31, 2022, 2023 and 2024 changes in fair value of these contracts recognized in other equity reserves represented losses of $25 million, losses of $6 million, and losses of $6 million, respectively. Moreover, during the same periods, we recycled results from equity to the line items “Cost of sales” and “Operating expenses,” as applicable, representing gains of $88 million in 2022, losses of $7 million in 2023, and losses of $5 million in 2024.

CEMEX • 2024 20-F REPORT • 249

PART I

In addition, as of December 31, 2023 and 2024, we held Brent Oil call spreads with a notional of $122 million and $150 million, respectively, intended economically to mitigate the exposure over a portion of the diesel cost implicit in our distribution expense. Changes in the fair value of these contracts are recognized directly in the statement of income as part of “Financial income and other items, net” which resulted in losses of $1 million in 2023 and losses of $8 million in 2024.

As of December 31, 2024, we held coal call spreads with notional of $72 million, intended to economically mitigate the exposure over the pet coke consumption in our production process. Changes in the fair value of these contracts are recognized directly in the statement of income as part of “Financial income and other items, net” which resulted in losses of $9 million in 2024.

Foreign Exchange Options. As of December 31, 2023 and 2024, we held Dollar/Mexican Peso call spread option contracts for a notional amount of $300 million and $650 million, respectively. Such contracts mature between January 2026 and October 2026 and were negotiated to maintain the value in Dollars over an equivalent amount of revenues generated in Mexican Pesos. Changes in the fair value of these instruments, generated losses of $13 million in 2022, losses of $18 million in 2023 and gains of $15 million in 2024, recognized within “Financial income and other items, net” in the statement of income.

See note 17.4 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

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

As with any derivative financial instrument, we assume the creditworthiness risk of the counterparty, including the risk that the counterparty may not honor its obligations to us. Before entering into any derivative financial instrument, we evaluate, by reviewing credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, we cannot assure that risk of non-compliance with the obligations agreed to with such counterparties will always be minimal. See notes 17.4 and 17.5 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

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

CEMEX • 2024 20-F REPORT • 250

PART I

Interest Rate Risk, Foreign Currency Risk, and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate non-current foreign currency-denominated debt as of December 31, 2024 Average floating interest rates are calculated based on forward rates in the yield curve as of December 31, 2024. Future cash flows represent contractual principal payments. The fair value of our floating rate non-current debt is determined by discounting future cash flows using borrowing rates available to us as of December 31, 2024 and is summarized as follows:

	Expected maturity dates as of December 31, 2024
Non-current debt(1)	2025	2026	2027	2028	After 2029	Total	Fair Value
	(in millions of Dollars, except percentages)

Variable rate	$22	$271	$398	$398	$92	$1,181	$1,181

Average interest rate	5.09%	6.36%	6.39%	6.39%	4.60%

Fixed rate	0	569	300	298	3,014	4,181	3,989

Average interest rate	—	3.39%	4.11%	4.09%	4.92%

(1)

The information above includes the current maturities of the non-current debt. Total non-current debt as of December 31, 2024 does not include our other financial obligations and the Subordinated Notes for an aggregate amount of $3,829 million issued by consolidated entities. See notes 17.2 and 21.2 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2024, we were subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of December 31, 2022, 21% of our long-term debt bore floating rates at a weighted average interest rate of LIBOR plus 148 basis points. As of December 31, 2023, 26% of our long-term debt bore floating rates at a weighted average interest rate of SOFR plus 95 basis points. As of December 31, 2024, 26% of our long-term debt bore floating rates at a weighted average interest rate of SOFR plus 95 basis points. As of December 31, 2022, 2023 and 2024, if interest rates at that date had been 0.5% higher, with all other variables held constant, our net income for 2022, 2023 and 2024 would have been reduced by $13 million, $14 million and $14 million, respectively, as a result of higher interest expense on variable-rate denominated debt. However, this analysis does not include the interest rate swaps held by us during 2022, 2023 and 2024. See notes 17.4 and 17.5 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

Foreign Currency Risk. Due to our geographic diversification, our revenues and costs are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations between the Dollar and the other currencies in which we operate. For the year ended December 31, 2024, 29% of our external revenues were generated in Mexico, 32% in the United States, 6% in the United Kingdom, 5% in France, 3% in Germany, 3% in Poland, 3% in Spain, 4% in Israel, 5% in the Rest of EMEA segment, 3% in Colombia, 1% in Panama, 2% in Caribbean TCL, 2% in the Rest of SCA&C segment and 2% in other activities.

Foreign exchange gains and losses occur by monetary assets or liabilities in a currency different from its functional currency and are recorded in the consolidated statements of income, except for exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and related parties’ long-term balances denominated in foreign currency, for which the resulting gains or losses are reported in other comprehensive income. As of December 31, 2023 and 2024, excluding from the sensitivity analysis the impact of translating the net assets of foreign operations into our reporting currency and considering a hypothetical 10% strengthening of the Dollar against the Mexican Peso, with all other variables held constant, our net income for 2023 and 2024 would have decreased by $160 million and $183 million, respectively, as a result of higher foreign exchange losses on our Dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetical 10% weakening of the Dollar against the Mexican Peso would have had the opposite effect.

CEMEX • 2024 20-F REPORT • 251

PART I

As of December 31, 2024, 69% of our total debt plus other financial obligations was Dollar-denominated, 14% was Euro-denominated, 13% was Mexican Peso-denominated, 2% was Pound Sterling-denominated and 2% was denominated in other currencies. Therefore, we had a foreign currency exposure arising mainly from the Dollars denominated debt versus the several currencies in which our revenues are settled in most countries in which we operate. We cannot guarantee that we will generate sufficient revenues in Dollars from our operations to service these obligations. As of December 31, 2024, we had implemented a derivative financing hedging strategy using foreign exchange options for a notional amount of $650 million to hedge the value in Dollar terms of revenues generated in Pesos to partially address this foreign currency risk. See notes 17.4 and 17.5 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report. Complementarily, we may negotiate other derivative financing hedging strategies in the future if either of our debt portfolio currency mix, interest rate mix, market conditions, and/or expectations changes.

In addition, considering that Cemex S.A.B. de C.V.’s functional currency for all assets, liabilities and transactions associated with its financial and holding company activities is the Dollar, there is foreign currency risk associated with the translation of subsidiaries’ net assets denominated in different currencies (Mexican Peso, Euro, Pound Sterling and other currencies) into Dollars. When the Dollar appreciates, the value of Cemex S.A.B. de C.V.’s net assets denominated in other currencies decreases in terms of Dollars, generating negative foreign currency translation and reducing stockholders’ equity. Conversely, when the Dollar depreciates, the value of Cemex S.A.B. de C.V.’s net assets denominated in other currencies would increase in terms of Dollars generating the opposite effect. As mentioned above in our derivative financial instruments section, we have implemented a Dollar/Peso foreign exchange forward contract program to hedge foreign currency translation in connection with our net assets denominated in Mexican Pesos. See notes 29.3 and 17.5 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

Equity Risk. Equity risk represents the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of Cemex, S.A.B. de C.V.’s and/or a third party’s shares.

Considering specific objectives, we have negotiated equity forward contracts on third-party shares. Under these equity derivative instruments, there is a direct relationship between the change in the fair value of the derivative with the change in price of the underlying share. All changes in fair value of such derivative instruments, with certain exemptions for physically-only settle instruments, are recognized in the statement of income as part of “Financial income and other items, net.” During the reported periods effects were not significant. As of December 31, 2024, we do not have derivative financial instruments based on the price of Cemex, S.A.B. de C.V.’s shares or any third-party’s shares. See notes 17.4 and 17.5 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

Liquidity Risk. Liquidity risk represents the risk that we will not have sufficient funds available to meet our obligations. In addition to cash flows provided by our operating activities, in order to meet our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, we rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. We are exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability, and other political, economic, and/or social developments in the countries in which we operate, any one of which may materially affect our results and reduce cash from operations. As of December 31, 2024, we had $2,000 million available in our committed revolving credit tranche under the Amended 2021 Credit Agreement and we had €300 million available in our committed revolving credit tranche under the 2022 EUR Credit Agreement.

As of December 31, 2024, current liabilities, which included $1,116 million of current debt and other financial obligations, exceeded current assets by $1,076 million. It is noted that as part of our operating strategy implemented

CEMEX • 2024 20-F REPORT • 252

PART I

by our management, we operate with a negative working capital balance. For the year ended December 31, 2024, we generated net cash flows provided by operating activities of $1,894 million. In addition, as of December 31, 2024, we had $2,000 million available in our committed revolving credit tranche under the Amended 2021 Credit Agreement and we had €300 million available in our committed revolving credit tranche under the 2022 EUR Credit Agreement and had $1,259 million under other uncommitted lines of credit subject to the lenders’ availability. See notes 17.1, 17.2, 17.5, and 24.1 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

Investments, Acquisitions, and Divestitures

The transactions described below represent our principal investments, acquisitions, and divestitures completed during the years ended December 31, 2022, 2023 and 2024.

Investments and Acquisitions

On September 3, 2024, we announced that we acquired from the Heim Group in Germany for a price of $4 million a 51% controlling interest in RC-Baustoffe Berlin, a Berlin-based recycling company that processes mineral construction, demolition, excavation materials and operates one plant to permanently store biogenic CO2 in recycled mineral waste. The acquired recycling facility should process up to 0.4 million tons of materials per year to turn into repurposed aggregates for concrete production, reintroducing them into the construction value chain. During 2024, connection with the excess of the purchase price and the fair value of the net assets acquired, we determined goodwill of $5 million.

On July 15, 2024, we announced that one of our subsidiaries entered into a joint venture agreement with Couch Aggregates, a sand and gravel supplier, and Premier Holdings, a marine bulk product distributor. We expect this joint venture to strengthen our aggregate reserves with the production, distribution, and sale of sand, gravel, and limestone in the mid-South of the United States.

On November 1, 2023, through a subsidiary in Germany, for a total consideration of $13 million we completed the acquisition of Kiesel, a mortars and adhesives company in the construction industry based in Germany. Kiesel serves the German, French, Polish, and Czech markets, consisting of a production facility and five distribution locations. During 2023, in connection with the excess of the purchase price and the fair value of the net assets acquired, we determined goodwill of $5 million in connection with the acquisition.

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

On May 11, 2023, through a subsidiary, we completed the purchase of the assets of Atlantic Minerals Limited in Newfoundland and Labrador, Canada, consisting mainly of an aggregates quarry and maritime port operations for a price of $75 million. With this investment, we secured a new long-term aggregates reserve for our operations in Florida and the east coast of the United States, as well as a source for chemical-grade stone. During 2023, based on the valuation of the fair values of the assets acquired and liabilities assumed, we did not determine any goodwill on this acquisition.

On February 3, 2023, the Colombian Financial Superintendency (Superintendencia Financiera de Colombia) authorized Cemex España to commence the Delisting CLH Offer to acquire a minimum of one ordinary share and a maximum of 26,281,913 ordinary shares of CLH. The period to tender CLH shares under the Delisting CLH Offer

CEMEX • 2024 20-F REPORT • 253

PART I

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

On January 30, 2023, for a total consideration of $13 million, we acquired a 51% controlling interest in Israel-based SHTANG, a construction demolition and excavation waste recycling company. SHTANG holds a 13-year license to build and operate its CDEW facility. The facility is expected to process 600,000 tons of waste annually. The facility’s production is used as raw materials for aggregate production. During 2023, in connection with the excess of the purchase price and the fair value of the net assets acquired, we determined goodwill of $3 million on this acquisition.

On January 25, 2023, in Manila, Philippines, CASEC filed a Tender Offer Report on Form 19-1 with the Securities and Exchange Commission of the Philippines and the Philippine Stock Exchange, pursuant to Rule 19 of the Securities Regulation Code of the Philippines, in connection with its intention to conduct the CHP Tender Offer to acquire a minimum of one and a maximum of 1,614,000,000 common shares of CHP. The tender offer period commenced on February 16, 2023 and lasted for a period of 20 business days, ending on March 16, 2023. Payment of the net proceeds of the validly tendered shares took place on March 30, 2023. As part of the CHP Tender Offer, CASEC acquired 1,614,000,000 common shares of CHP, resulting in CASEC owning 89.86% of the outstanding common shares of CHP. In the CHP Tender Offer, CASEC paid 1.30 Philippine Pesos per share, an equivalent of 2,098.20 million Philippine Pesos ($37.88 million as of December 31, 2023, based on an exchange rate of 55.37 Philippine Pesos to $1.00) for all the acquired shares. In December 2024, we sold our operations in the Philippines. See “Item 5—Operating and Financial Review and Prospects—Results of Operations—Significant Transactions” and “Item 5—Operating and Financial Review and Prospects—Results of Operations—Discontinued Operations” for more information.

On July 11, 2022, through a subsidiary in Germany, we completed the acquisition of a 53% stake in the German aggregates company ProStein for a total consideration of $21 million. The investment expanded our aggregates business in the region and we estimate that it increased the life of the aggregates’ reserves for our operations in Central Europe for at least the next 25 years as of 2022. The majority stake in ProStein’s assets added a full range of fine and hardstone aggregates to our aggregates portfolio. In addition to supplying the greater Berlin area, the additional capacity can supply several urban centers in Poland and the Czech Republic. ProStein’s assets included six active hardstone plants and six CDEW recovery sites. During 2022, we did not determine any goodwill in connection with this acquisition. On December 30, 2024, the owners of the 47% stake of ProStein not belonging to us exercised an option to sell their interest in ProStein to us in two tranches, a 21% interest in 2025 and a 26% interest in 2026. As a result, during the year ended December 31, 2024, we recognized a current liability of $8 million and a non-current liability of $10 million and cancelled the non-controlling interest in consolidated equity.

Divestitures

During the years ended December 31, 2022, 2023 and 2024, we made divestitures of $569 million, $106 million and $1,188 million, respectively (which included fixed assets of $155 million, $106 million and $90 million, respectively).

On December 2, 2024, we closed the sale of our operations in the Philippines through separate agreements executed on April 25, 2024 with DACON Corporation, DMCI Holdings, Inc. and Semirara Mining & Power Corporation, for a total consideration related to our controlling interest of $798 million, subject to post-closing price adjustments. In particular, (i) Cemex Asia divested a 100% equity interest in CASEC, (ii) one of the buyers acquired a 100% interest in ALQC, of which 40% of the purchase price corresponded to Cemex Asia for its indirect equity interest in ALQC; and

CEMEX • 2024 20-F REPORT • 254

PART I

(iii) one of the buyers acquired a 100% interest in IQAC, of which 40% of the purchase price corresponded to Cemex Asia for its indirect equity interest in IQAC. As part of the transaction, the buyers assumed the financial debt of CHP. CASEC owns an 89.86% interest in CHP. CHP is the owner of Cemex’s former main operating subsidiaries in the Philippines engaged in the production, sale, and distribution of cement and other buildings materials and is listed on the Philippine Stock Exchange, Inc. ALQC and IQAC are the primary suppliers of raw materials used in the now former operations of Cemex in the Philippines. The divested assets mainly consisted of two cement plants with an installed capacity of around 5.7 million metric tons per year, six marine distributions terminals and 18 land distribution centers, among other assets and investments in extracting entities. For the years ended December 31, 2022 and 2023 and for the period from January 1 to December 2, 2024, our operations in the Philippines are reported in the statements of income, net of income tax, in the single line item “Discontinued operations,” including during the year ended December 31, 2024 a loss on sale of $119 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control and goodwill cancellation of $79 million.

On November 1, 2024, we sold our non-controlling equity interest of 34.8% in Neoris to EPAM for a total of $215 million resulting in a gain of $139 million recognized within Other expenses, net. Previously, on October 25, 2022, we sold to Advent a 65% controlling interest in Neoris for a total of $119 million and retained such non-controlling interest of 34.8%. The remaining non-controlling interest was remeasured at fair value upon loss of control, was subsequently accounted for under the equity method and was presented within the line item “Investments in associates and joint ventures.” Neoris’ results for the period from January 1 to October 25, 2022 are reported in the statements of income, net of income tax, in the single line item “Discontinued operations,” including during the year ended December 31, 2022 a gain on sale of $117 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control.

On September 10, 2024, we sold our operations in Guatemala to a subsidiary of Holcim Ltd, for a total consideration of $212 million. The divested assets mainly consist of one grinding mill with an installed capacity of around 0.6 million metric tons per year, three ready mix plants and five distribution centers. For the years ended December 31, 2023 and 2022 and for the period from January 1 to September 10, 2024, our operations in Guatemala are reported in the statements of income, net of income tax, in the single line item “Discontinued operations,” including during the year ended December 31, 2024 a gain on sale of $163 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control.

On August 5, 2024, one of our subsidiaries entered into an agreement with Progreso and its strategic partners, for the sale of our operations in the Dominican Republic, for a total consideration of $950 million, subject to final adjustments. The assets for divestment mainly consist of one cement plant in the Dominican Republic with two integrated production lines and related cement, concrete, aggregates and marine terminal assets. As of December 31, 2024, the assets and liabilities related to our operations in the Dominican Republic are presented in the line items “Assets held for sale” and “Liabilities related to assets held for sale,” respectively. For the years ended December 31, 2022, 2023 and 2024, our operations in the Dominican Republic are reported in the statements of income, net of income tax, in the single line item “Discontinued operations.” See “Item 5—Operating and Financial Review and Prospects—Results of Operations—Significant Transactions” and “Item 5—Operating and Financial Review and Prospects—Results of Operations—Discontinued Operations” for more information. Also see note 28 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Business and Operations—Divestment of our Operations in the Dominican Republic” for information related to the closing of the divestiture of our Dominican Republic operations.

On August 31, 2022, we announced that we, through certain of our subsidiaries, concluded the sale agreed in December 2021 of our operations in Costa Rica and El Salvador to affiliates of Progreso, for a total consideration of $325 million, related to our aggregate controlling interest. The divested assets consisted of one fully integrated

CEMEX • 2024 20-F REPORT • 255

PART I

cement plant, one grinding station, seven ready-mix plants, one aggregate quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. Our operations of these assets in Costa Rica and El Salvador for the period from January 1, 2022 to August 31, 2022 are reported in the statements of income, net of income tax, as part of the single line item “Discontinued operations,” including during the year ended December 31, 2022 a gain on sale of $240 million, which includes the reclassification of foreign currency translation effects accrued in equity until the disposal date.

Recent Developments

Recent Developments Relating to Project Cutting Edge

On February 6, 2025, Cemex announced “Project Cutting Edge,” a savings initiative designed to streamline operations and improve efficiency, heavily leveraging digital technology and AI-based solutions throughout the Company. This initiative contemplates expected savings at the free cash flow level.

Recent Developments Relating to our Shareholder Dividend Program

In compliance with the resolutions adopted at its ordinary general shareholders meeting held on March 22, 2024, Cemex paid the fourth installment of $608.49 million Mexican Pesos ($30 million) of the cash dividend of $0.013974 Mexican Pesos per share (equivalent to $0.000689 per share) against the delivery of coupon 154 adhered to the share certificates representing all of the outstanding shares that make up the paid-up capital stock of Cemex. On March 11, 2025, holders of bearer shares received $0.013974 Mexican Pesos per share (equivalent to $0.000689 per share ) and holders of CPOs received $0.041922 Mexican Pesos per CPO (equivalent to $0.002067 per CPO); and, on March 18, 2025, holders of ADSs received $0.020670 per ADS in the fourth installment of the cash dividend, respectively. The fourth installment of the cash dividend paid on March 11, 2025 in Mexican Pesos was based on an exchange rate of $20.2830 Mexican Pesos to $1.00 as of March 7, 2025.

Recent Developments Relating to Our Financial Obligations

On April 1, 2025, Cemex, S.A.B. de C.V. delivered a notice of full redemption for a change in rating methodology event for the $1,000,000,000 outstanding aggregate principal amount of the 9.125% Subordinated Notes; and, on April 10, 2025, redeemed the 9.125% Subordinated Notes in full at a redemption price equal to 101% of the principal amount of the 9.125% Subordinated Notes, together with accrued and unpaid interest thereon to, but not including, the redemption date.

Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings

Ordinary General Shareholders’ Meeting

On February 7, 2025, Cemex, S.A.B. de C.V. filed with the SEC and the MSE the notice and agenda, and supplemental information for its ordinary general shareholders’ meeting, which took place in the city of Monterrey, Nuevo León, Mexico on March 25, 2025 (the “AGM”). The aforementioned documents described the topics to be discussed and voted during the AGM, providing additional context for the items in the agenda.

On February 21, 2025, Cemex, S.A.B. de C.V. published the documents proposed for approval by its shareholders at the AGM. The list of documents included, among others: (i) the proposal for the appointment of the members of Cemex, S.A.B. de C.V.’s Board of Directors, as well as its Executive Chairman, Secretary, and Assistant Secretary, voted on an individual basis as opposed to on a “group slate” basis; (ii) the proposal for the appointment of the members of the Audit Committee, the Corporate Practices and Finance Committee and the Sustainability, Climate Action, Social Impact, and Diversity Committee, as well as their respective presidents, secretaries and assistant

CEMEX • 2024 20-F REPORT • 256

PART I

secretaries, voted on an individual basis, as opposed to on a “group slate” basis; (iii) the proposal to set, from March 25, 2025 to the date of Cemex, S.A.B. de C.V.’s next ordinary general shareholders’ meeting, the compensation, as honoraria, for each appointed member of Cemex, S.A.B. de C.V.’s Board of Directors for each meeting they attend, and the compensation, as honoraria, for each member of the Audit Committee, the Corporate Practices and Finance Committee, and the Sustainability, Climate Action, Social Impact, and Diversity Committee, for each committee meeting they attend; (iv) the proposal for allocation of profits for the year ended December 31, 2024, including the declaration of a cash dividend of $130 million to be paid in Mexican Pesos in four equal installments; and (v) the proposal to set the amount of $500 million or its equivalent in Mexican Pesos as the maximum amount of resources that, from the date of the AGM until the next ordinary general shareholders’ meeting of Cemex, S.A.B. de C.V. is held in 2026, Cemex, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares.

On March 26, 2025, Cemex, S.A.B. de C.V. filed with the SEC and the MSE a summary of the resolutions adopted at the AGM. The most significant items that were approved by the shareholders at the AGM were: (i) the appointment of the members of Cemex, S.A.B. de C.V.’s Board of Directors, as well as its Executive Chairman, Secretary, and Assistant Secretary, on an individual basis; (ii) the appointment of the members of the Audit Committee, the Corporate Practices and Finance Committee and the Sustainability, Climate Action, Social Impact, and Diversity Committee, as well as their respective presidents, secretaries and assistant secretaries, on an individual basis; (iii) setting the compensation, as honoraria, for each member of Cemex, S.A.B. de C.V.’s Board of Directors for each meeting they attend, and the compensation, as honoraria, for each member of the Audit Committee, the Corporate Practices and Finance Committee, and the Sustainability, Climate Action, Social Impact, and Diversity Committee, for each Committee meeting they attend, from March 25, 2025 to the date of Cemex, S.A.B. de C.V.’s next ordinary general shareholders’ meeting in 2026; (iv) the allocation of profits for the year ended December 31, 2024, including the declaration of a cash dividend of $130 million to be paid in Mexican Pesos in four equal installments; and (v) setting the amount of $500 million, or its equivalent in Mexican Pesos, as the maximum amount of resources that Cemex, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares, from the date of the AGM until the next ordinary general shareholders’ meeting of Cemex, S.A.B. de C.V. is held in 2026.

As a result of the AGM, as of March 25, 2025, (i) the Board of Directors is comprised of 12 members, ten (83%) of which are considered independent under Mexican Securities Market Law (as defined below) criteria; (ii) Rogelio Zambrano Lozano (Executive Chairman), Armando J. García Segovia, Rodolfo García Muriel, Francisco Javier Fernández Carbajal, David Manuel Martínez Guzmán, Everardo Elizondo Almaguer, Marcelo Zambrano Lozano, Ramiro Gerardo Villarreal Morales, Gabriel Jaramillo Sanint, Isabel María Aguilera Navarro, María de Lourdes Melgar Palacios, and Isauro Alfaro Alvarez are the members of Cemex, S.A.B. de C.V.’s Board of Directors; (iii) Ramiro Gerardo Villarreal Morales (President), Everardo Elizondo Almaguer, and Gabriel Jaramillo Sanint are the members of the Audit Committee of Cemex, S.A.B. de C.V.’s Board of Directors; (iv) Francisco Javier Fernández Carbajal (President), Rodolfo García Muriel, and Isauro Alfaro Alvarez are the members of the Corporate Practices and Finance Committee of Cemex, S.A.B. de C.V.’s Board of Directors; (v) Armando J. García Segovia (President), Marcelo Zambrano Lozano, Isabel María Aguilera Navarro, and María de Lourdes Melgar Palacios are the members of the Sustainability, Climate Action, Social Impact, and Diversity Committee of Cemex, S.A.B. de C.V.’s Board of Directors; (vi) Roger Saldaña Madero and Guillermo Francisco Hernández Morales are the Secretary and Assistant Secretary, respectively, of Cemex, S.A.B. de C.V.’s Board of Directors and each of its Committees, without being members of the Board of Directors or any of its Committees; (vii) the compensation amount, as honoraria, for each of the 12 members of Cemex, S.A.B. de C.V.’s Board of Directors was set at Ps 566,000.00 for each meeting they attend; and (viii) the compensation amount, as honoraria, for each of the three members of the Audit Committee, each of the three members of the Corporate Practices and Finance Committee, and each of the four members of the Sustainability, Climate Action, Social Impact, and Diversity Committee was set at Ps 136,000.00 for each Committee meeting they attend.

CEMEX • 2024 20-F REPORT • 257

PART I

Regarding the appointment of Isauro Alfaro Alvarez to Cemex, S.A.B. de C.V.’s Board of Directors pursuant to the resolutions adopted during the AGM held on March 25, 2025, the positions and experience of Isauro Alfaro Alvarez is as follows:

AGE 67	DIRECTOR SINCE MARCH 2025
Sex Male Citizenship Mexican Nationality Mexican
Type of Board Member	Independent

Tenure on Cemex’s Corporate Practices and Finance Committee	Since March 2025

ISAURO ALFARO ALVAREZ

Board Memberships at Listed Entities Mr. Alfaro Alvarez is a member of the board of directors of Regional, S.A.B. de C.V.

He is an independent member of the investments committee of Finsa Real Estate Management III, S. de R.L. de C.V., which is an issuer of development capital certificates (certificados de capital de desarrollo) listed on the MSE.

Other Current Roles N/A

Experience Mr. Alfaro Alvarez is a founding partner of Alfaro, Dávila y Scherer, S.C., a leading firm in Mexico in mergers and acquisitions and debt restructuring.

He was chief executive officer of Credit Suisse Mexico, co-chief executive officer of Donaldson, Lufkin & Jenrette in Mexico and chief executive officer of Salomon Brothers Mexico.

With his extensive experience in the financial and business sectors, Mr. Alfaro Alvarez brings to Cemex’s Board of Directors deep knowledge in mergers and acquisitions, project and investment analysis, business development and management, as well as in finance and economics, providing insight for Cemex as it pursues its growth strategy as well as balancing value creation for Cemex’s different stakeholders.

Education Mr. Alfaro Alvarez holds a B.S. degree in Mechanical Engineering and Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey, and an MBA from The Wharton School of the University of Pennsylvania.

CEMEX • 2024 20-F REPORT • 258

PART I

CEMEX • 2024 20-F REPORT • 259

PART I

CEMEX • 2024 20-F REPORT • 260

PART I

Extraordinary General Shareholders’ Meeting

On February 7, 2025, Cemex, S.A.B. de C.V. filed with the SEC and the MSE the notice and agenda, and supplemental information for its extraordinary general shareholders’ meeting, which took place in the city of Monterrey, Nuevo León, Mexico on March 25, 2025 (the “Extraordinary Meeting”). The aforementioned documents described the topics to be discussed and voted during the Extraordinary Meeting, providing additional context for the items in the agenda.

On February 21, 2025, Cemex, S.A.B. de C.V. published the documents proposed for approval by its shareholders at the Extraordinary Meeting. The list of documents included: (i) the proposal to amend Articles 23 (Meetings of the Board of Directors), 27 (Board of Directors’ Duties), 28 (Chief Executive Officer), 31 (Committees) and 32 (Board of Directors’ Remuneration), and the inclusion of a new Third Transitional Article in Cemex’s by-laws; (ii) the proposal to proceed with the restatement of Cemex’s by-laws; and (iii) designation of persons in charge of formalizing the resolutions adopted at the meeting.

On March 26, 2025, Cemex, S.A.B. de C.V. filed with the SEC and the MSE a summary of the resolutions adopted at the Extraordinary Meeting. The most significant items that were approved by the shareholders at the Extraordinary Meeting included: (i) the amendment to Articles 23, 27, 28, 31, and 32 of Cemex’s by-laws, as well as the inclusion of a new Third Transitional Article in Cemex’s by-laws, whereby: (a) Article 23 was amended to allow Cemex’s Board of Directors to hold meetings using electronic, optical, or any other technological means; (b) Article 27 was amended to empower Cemex’s Board of Directors to represent Cemex in the new Mexican labor tribunals and before authorities on labor related matters; (c) Article 28 was amended to empower Cemex’s Chief Executive Officer to represent Cemex in the new Mexican labor tribunals and before authorities on labor related matters; (d) Article 31 was amended to expressly recognize the authority of Cemex’s Board of Directors to establish one or more committees to aid it in the performance of its functions and the characteristics that said committees shall have, as well as to allow the Committees of Cemex’s Board of Directors to hold meetings using electronic, optical, or any other technological means; (e) Article 32 was amended to recognize that all members and alternate members of the Committees of Cemex’s Board of Directors, in addition to those of the Audit and Corporate Practices and Finance Committees, shall be remunerated for their services as determined by Cemex’s ordinary general shareholders’ meeting; and (f) a new Third Transitional Article was added to the by-laws to allow the signature of corporate documents by electronic signature or any similar means recognized by Mexican law; and (ii) the restatement of Cemex’s by-laws.

CEMEX • 2024 20-F REPORT • 261

PART I

As of March 25, 2025, the composition of Cemex, S.A.B. de C.V.’s Board of Directors was as follows:

Name	Director Since	Independence	Committee Memberships AC	CPFC	SCASIDC	Participation in Boards of Other Public Companies as of December 31, 2024
🧑‍💼 Rogelio Zambrano Lozano	1987	-				-
Armando J. García Segovia	1983	✓			👤	2
Rodolfo García Muriel	1985	✓		•		-
Francisco Javier Fernández Carbajal	2012	✓		👤		3
David Manuel Martínez Guzmán	2015	✓				3
Everardo Elizondo Almaguer	2016	✓	•			2
Marcelo Zambrano Lozano	2017	✓			•	1
Ramiro Gerardo Villarreal Morales	2017	-	👤			3
Gabriel Jaramillo Sanint	2018	✓	•			1
Isabel María Aguilera Navarro	2019	✓			•	1
María de Lourdes Melgar Palacios	2023	✓			•	1
Isauro Alfaro Alvarez	2025	✓		•		2

AC = Audit Committee
CPFC = Corporate Practices and Finance Committee
SCASIDC = Sustainability, Climate Action, Social Impact, and Diversity Committee

🧑‍💼 Executive Chairman of the Board of Directors
👤 President of the Committee • Member

Sex

As of March 25, 2025, Cemex, S.A.B. de C.V.’s Board of Directors was comprised of 12 members, of which 83% were men and 17% were women.

CEMEX • 2024 20-F REPORT • 262

PART I

Tenure (in years as a member of the Board of Directors)

As of March 25, 2025, Cemex, S.A.B. de C.V.’s Board of Directors’ average tenure was 15 years.

Independence

As of March 25, 2025, Cemex, S.A.B. de C.V.’s Board of Directors was comprised of 12 members, of which 17% were considered to be non-independent and 83% were considered to be independent under Mexican Securities Market Law (as defined below) criteria.

Recent Developments Relating to our Stock Repurchase Program

From January 1, 2025 to April 25, 2025, Cemex, S.A.B. de C.V. did not repurchase any of its shares or securities representing them under any stock repurchase program.

Recent Developments Relating to Our Business and Operations

Divestment of our Operations in the Dominican Republic

On January 30, 2025, we successfully closed the sale of our operations in the Dominican Republic and businesses in Haiti to a subsidiary of Progreso and its strategic partners, for a total consideration of $928 million after post-closing adjustments related to cash, debt and working capital. The divested assets mainly consist of one cement plant in the Dominican Republic comprised of two integrated production lines and related cement, concrete and aggregates assets; marine terminals and a commercialization business to Haiti. See “Item 5—Operating and Financial Review and Prospects—Results of Operations—Significant Transactions” for more details about the transaction.

Recent Developments Relating to Our Regulatory Matters and Legal Proceedings

Antitrust Matters

Antitrust Investigations in the Construction Chemicals Sector

On March 28, 2025, the European Commission sent a new request of information. As of the date of this annual report, due to the current stages of this investigation, we are not able to assess the likely outcome of the investigation as it relates to us or whether it would have a material adverse effect on our results of operations, liquidity and financial condition.

CEMEX • 2024 20-F REPORT • 263

PART I

Environmental Matters

Mexico—Emissions Control and Raw Materials Extraction

In the first quarter of 2025, we filed a constitutional challenge against the Ecological Taxes in the state of San Luis Potosí, which is expected to be resolved in the next two years. As of the date of this annual report, Cemex, in the remaining states where it would still be allowed to, expects to file constitutional challenges against the Ecological Taxes where constitutional challenges have not yet been filed. If Cemex is unable to obtain favorable resolutions relating to the constitutional challenges in the states where they are yet to be resolved and the states where constitutional challenges are expected to be filed, as of the date of this annual report, we expect that the aggregate impact of the Ecological Taxes could have an adverse impact on our results of operations, liquidity, and financial condition and such impact could materially effect the volume of raw materials that are extracted and/or the levels of GHG emissions, if any. However, notwithstanding any potential adverse effects on our operations, liquidity, and financial condition, this development is not expected to adversely affect our operations and commercial relationships with clients or suppliers or our ability to meet our financial obligations.

Mexico—Constitutional Energy Reform

In March, 2025, the following implementing laws and regulations of the Constitutional Energy Reform came into effect: (i) the Law of the National Energy Commission (Ley de la Comisión Nacional de Energía), which creates SENER’s National Energy Commission (Comisión Nacional de Energía) (“CNE”) granted with technical and operational autonomy to replace the CRE and CNH; (ii) the Electricity Sector Law (Ley del Sector Eléctrico), which replaced the Electric Industry Law and regulates the planning and control of the National Electric System, as well as other activities of the electric sector; (iii) the Planning and Energy Transition Law (Ley de Planeación y Transición Energética), which introduces binding energy planning instruments and financing mechanisms to promote clean energy and sustainable development; (iv) the Law of the State-Owned Company Federal Electricity Commission (Ley de la Empresa Pública del Estado, Comisión Federal de Electricidad), which establishes that subsidiary companies of CFE are to be dissolved and that CFE is now a single state-owned entity, sectorized to SENER, with technical, operational, and managerial independence, as well as its own legal personality and assets; (v) the Law of the State-Owned Company Petróleos Mexicanos (Ley de la Empresa Pública del Estado, Petróleos Mexicanos), which regulates the administration, functioning, operation, control, evaluation and accountability of PEMEX, as a state-owned company, as well as to establish its special regime; (vi) the Hydrocarbons Sector Law (Ley del Sector Hidrocarburos), which repeals the Hydrocarbons Law Reform, establishes a comprehensive regulatory framework for midstream and downstream activities and, among other matters, (a) transfers permitting authority for crude oil activities (treatment, refining, import, export, transportation, storage, and commercialization) to SENER, (b) provides that the CNE shall regulate natural gas processing, refined products formulation, and certain related activities, and (c) establishes the requirement to obtain permits for the import of natural gas and petrochemicals, along with enhanced obligations such as weekly reporting, stringent volumetric controls, and quality verification measures; (vii) the Biofuels Law (Ley de Biocombustibles), which repeals the 2008 Law on the Promotion and Development of Bioenergy (Ley de Promoción y Desarrollo de los Bioenergéticos) and, among other matters, (a) reorganizes bioenergy activities, (b) grants SENER the authority to issue permits for the production, import, export, storage, transportation, marketing, and public sale of biofuels, and (c) provides that Mexico’s National Energy Transition and Sustainable Energy Utilization Strategy (Estrategia Nacional de Transición Energética y Aprovechamiento Sustentable de la Energía) shall incorporate specific targets for biofuel production and usage; and (viii) the Geothermal Energy Law (Ley de Geotermia), which regulates the exploration and exploitation of geothermal resources for the sustainable use of underground thermal energy, with the aim of generating electricity or directing it to other uses. As of the date of this annual report, the Constitutional Energy Reform and its implementing laws and regulations have not required material investments in our operations; however, we cannot assess with certainty if they will have a material adverse effect on our operations, results of operations, liquidity, and financial condition.

CEMEX • 2024 20-F REPORT • 264

PART I

Recent Developments Related to Tariffs

Imposition of Tariffs by the United States

In 2018, the U.S. administration at the time directed the Office of the United States Trade Representative’s (“USTR”) to investigate the acts, policies, and practices of China with respect to technology transfer, intellectual property, and innovation using presidential power under Section 301. This resulted in several rounds of tariffs imposed on hundreds of billions of dollars of Chinese goods, at rates ranging from 7.5% to 25%. Since then, Section 301 duties have expanded to encompass additional products at rates of up to 200% in some cases, although most goods remain subject to 25% ad valorem tariffs.

On February 1, 2025, the current U.S. administration issued executive orders (as amended, supplemented and/or restated, the “February Executive Orders”) imposing, in addition to any preexisting tariffs, (i) 10% ad valorem tariffs on Chinese products and Canadian energy and energy resources, and (ii) 25% ad valorem tariffs on Mexican products and Canadian products (other than Canadian energy or energy resources subject to the 10% ad valorem tariffs). These tariffs on imports from China into the United States became effective on February 4, 2025, while Canada and Mexico reached agreements with the United States to delay tariffs until March 4, 2025, which came into effect on that date. The February Executive Orders applied to cement, aggregates and other products we import into the United States from Mexico and Canada as part of our business.

On March 3, 2025, the U.S. administration issued an amendment to the February Executive Order, changing the tariff rate on Chinese goods to 20% starting March 4, 2025.

On March 6, 2025, the U.S. administration delayed until April 2, 2025 the ad valorem tariffs applicable to Mexican products and Canadian products imported into the United States pursuant to the February Executive Orders, provided the corresponding products are compliant with the USMCA.

On April 2, 2025, the U.S. administration issued an executive order (as amended, supplemented and/or restated, the “April Executive Order” and, together with the February Executive Orders, the “2025 US Import Regulations” ) imposing a 10% ad valorem tariff on all products imported into the United States effective on April 5, 2025, subject to an increase to between 11% and 50% on a country-by-country basis effective on April 9, 2025. The Country-Specific Reciprocal Tariffs have since been delayed for 90 days for all countries except China. Any imports from China now face a minimum 145% effective tariff rate, and may face additional Section 301 or antidumping and countervailing duties, as well.

The April Executive Order does not impose any new tariffs on Mexican products and Canadian products imported into the United States; and, as of the date of this annual report, the ad valorem tariffs imposed pursuant to the February Executive Orders have not come into effect with respect to Mexican products and Canadian products imported into the United States that are compliant with the USMCA. As of the date of this annual report, we believe that substantially all products we import into the United States from Mexico and Canada as part of our business are compliant with the USMCA and therefore no tariffs apply under the 2025 US Import Regulations.

The new U.S. administration’s trade policy may lead to, has led to, and may lead to further, retaliatory tariffs against the United States by China, Canada, Mexico, the EU, and other jurisdictions. As a result, global trade tensions are high and may escalate even further, adversely affecting global trade and global economic conditions. As we operate in a number of countries and regions around the world, any unfavorable future actions or escalations by either United States, China, or the other regions in which we operate, including any escalation in capital controls or tariffs, may affect the demand for our products and services compared with domestic products and services.

As of the date of this annual report, according to our interpretation of the 2025 US Import Regulations and other applicable laws and regulations, imports of our products from the main countries in which we have operations into the

CEMEX • 2024 20-F REPORT • 265

PART I

United States and/or from which we generally source products we import into the United States and/or from which products imported into the United States in our industry are generally sourced, are subject to the following tariffs on a country-by-country basis: (i) Mexico and Canada, 0% on USMCA-compliant products, 25% on USMCA non-compliant products and 25% on aluminum and steel; (ii) China, 170%, generally, except for products in exempted categories such as copper, pharmaceuticals, semiconductors, lumber articles, certain critical minerals and energy products or products that are subject to Section 301 duties at rates other than 25%; and (iii) other countries, 10%.

As of the date of this annual report, considering that substantially all products we import into the United States are sourced from Mexico, Turkey, Vietnam, Saudi Arabia, Spain, China, Thailand, South Korea and Guyana, if the tariffs imposed under the 2025 US Import Regulations remain in effect as in effect as of the date of this annual report, we do not expect the 2025 US Import Regulations to have a material adverse effect on our operations, results of operations, liquidity, and financial condition.

If the ad valorem tariffs imposed pursuant to the February Executive Orders come into effect with respect to Mexican products imported into the United States even if compliant with the USMCA, or if the suspension period on the April Executive Order is not extended or the suspension of the April Executive Order is lifted before the expiration of the suspension period, considering that substantially all products we import into the United States are sourced from Mexico, Turkey, Vietnam, Saudi Arabia, Spain, China, Thailand, South Korea and Guyana, as of the date of this annual report, depending on the amount of the ad valorem tariffs that come into effect or in respect of which the suspension period expires or is lifted, the 2025 US Import Regulations could have a material adverse effect on our operations, results of operations, liquidity, and financial condition. For more information, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—Economic conditions globally, including persistently elevated inflation and interest rates, particularly in countries where we operate, have affected and may continue to adversely affect our business, financial condition, liquidity, and results of operations” and “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—Political, social, and geopolitical events, changes in public policies, and other risks in some of the countries where we operate, which are inherent to the operations of an international company, could have a material adverse effect on our business, financial condition, liquidity, and results of operations.”

Fees on Chinese Vessels

In January 2025, USTR concluded a Section 301 investigation regarding “China’s Acts, Policies, and Practices Targeting the Maritime, Logistics, and Shipbuilding Sectors for Dominance.” After issuing a Notice of Proposed Action, holding public hearings, and soliciting public comments, USTR promulgated its Final Notice of Action on April 17, 2025 and set forth restrictions to promote the transport of U.S. goods on U.S. vessels.

Effective October 14, 2025, the United States will charge fees on Chinese-owned vessels, Chinese-operated vessels, and certain Chinese-built vessels that make port in the United States. For Chinese-operated vessels, fees will be based on net vessels tonnage, will begin at $50 per net ton in October 2025, and steadily increase until 2028. For certain Chinese-built vessels, fees will be based on net tonnage or number of containers. The fees will commence at $18 per net ton or $120 per container. Vessel operators must pay whichever fee is higher, and they will increase over the next three years. We believe that the general withdrawal or reduced participation of a considerable amount of the global bulk carrier fleet that fall within these restrictions or are subject to these fees will have an impact on overall transportation charges and could impact the global supply chain, which in turn could have a material adverse effect on our operations, results of operations, liquidity, and financial condition.

CEMEX • 2024 20-F REPORT • 266

PART I

Tax Matters

Spain—Tax Assessment for the years 2006 to 2009

On February 21, 2025, Cemex España received an adverse resolution from the National Court denying the motion for execution of judgement filed on September 9, 2024 against the assessment issued by the tax authorities in Spain, in which Cemex España claimed the right to a reduction of the remaining outstanding amount of the fines amounting to €182.49 million ($197.43 million as of March 31, 2025 based on an exchange rate of €0.9243 to $1.00) On February 28, 2025, Cemex España appealed such resolution before the National Court. As of the date of this annual report, the National Court has not issued any resolution to the appeal filed by Cemex España. If we are ultimately denied the right to a reduction of the remaining outstanding amount of the fines, this adverse resolution would have a material adverse effect on our operations, results of operations, liquidity, and financial condition. However, notwithstanding these adverse financial effects, this development would not be expected to materially adversely affect our operations and commercial relationships with clients or suppliers or our ability to meet our financial obligations.

Maceo, Colombia—Operational Matters

In the first quarter of 2025, we completed the obtention of the most relevant permits and all authorizations for the construction of the access road to the Maceo Plant. As of the date of this annual report, we expect that the access road will be substantially complete in 2025. Additionally, as of the date of this annual report, we expect that the Maceo Plant will begin operations in 2025.

On February 3, 2025, the ANLA denied the reconsideration petition filed with respect to the ANLA’s denial of CI Calizas’ request to amend the Environmental License of the Maceo Plant in order to be able to exploit up to 1,924,000 tons of clay and limestone annually, among other requests. As of the date of this annual report, we expect to submit a new request to modify the Environmental License to expand production capacity. As of the date of this annual report, we do not expect that the failure to modify the Environmental License would have a material adverse effect on our operations, results of operations, liquidity, and financial condition.

Cebu Cease and Desist Order

As of the date of this annual report, the Cebu Cease and Desist Order has been extended and remains in effect.

As of the date of this annual report, in the event any claims by the Philippines Divestment purchasers are brought and then ultimately resolved against us, we are not able to determine if any such adverse resolution would have a material adverse impact on our business, financial condition, liquidity, and results of operations.

As of the date of this annual report, we cannot assess with certainty if we will be liable for any undertakings entered into by IAC with the authorities in Cebu, the Philippines, but based on the precedents of the legal and administrative actions that had already been decided by authorities in the Philippines, we believe that it is unlikely that we would have a material adverse impact on our business, financial condition, liquidity, and results of operations resulting from any actions, if any are taken against us, by authorities in the Philippines related to the Cebu Cease and Desist Orders.

United Kingdom Claim for compensation pursuant to a Compulsory Purchase Order

In January 2025, this matter proceeded to trial. Also in January 2025, the claim trial was heard by the Lands Tribunal, and is expected to be resumed and completed in another hearing in September 2025. A formal partial decision by the Lands Tribunal is expected to be issued in April 2025 or soon thereafter. As of the date of this annual report, while we cannot assess with certainty if the claim to recover the claimed amount will be successful or not or if a settlement agreement could be reached at any point in time; we believe an adverse resolution would not have a material adverse impact on our results of operations, liquidity, and financial condition.

CEMEX • 2024 20-F REPORT • 267

PART I

Recent Developments Relating to Our Major Shareholders

On April, 23, 2025, BlackRock, Inc. (“BlackRock”) filed Amendment No. 17 to a statement on Schedule 13G with the SEC, stating that according to their calculations made as of March 31, 2025, BlackRock beneficially owned 1,288,528,698 CPOs, representing 8.5% of Cemex, S.A.B. de C.V.’s outstanding capital stock.

Recent Developments Relating to Changes in our Senior Management

Chief Executive Officer Transition

On February 10, 2025, Cemex announced that, pursuant to a determination made by the Board of Directors of Cemex, S.A.B. de C.V., effective April 1, 2025, Jaime Muguiro Domínguez, then-current President of Cemex USA, would succeed Fernando Ángel González Olivieri, who decided to retire, as Chief Executive Officer of Cemex. On April 1, 2025, Jaime Muguiro Domínguez became Chief Executive Officer of Cemex.

Other Senior Level Organizational Changes

On February 10, 2025, Cemex announced the following senior level organizational changes, effective April 1, 2025: (i) Jesús Vicente González Herrera, then-current President of Cemex South, Central America, and the Caribbean, would become President of Cemex USA; (ii) Sergio Mauricio Menéndez Medina, then-current President of Cemex Europe, Middle East, and Africa, would become President of Cemex Mexico; (iii) José Antonio Cabrera Guerra, then-current President of Cemex Dominican Republic and Puerto Rico, would become President of Cemex Europe, Middle East, and Africa; (iv) Alejandro Alberto Ramírez Cantú, then-current President of Cemex Colombia and Peru, would become President of Cemex South, Central America, and the Caribbean; and (v) Ricardo Naya Barba, then-current President of Cemex Mexico, would become Executive Vice President of Sustainability and Operations Development. On April 1, 2025, these changes became effective.

CEMEX • 2024 20-F REPORT • 268

PART I

With respect to the appointments of Mr. Alejandro Alberto Ramírez Cantú and Mr. José Antonio Cabrera Guerra, their respective positions and experience are as follows:

AGE 57
Sex Male Citizenship Mexican and American Nationality Mexican and American Seniority Since 2000 Tenure as President of Cemex South, Since April 2025 Central America and the Caribbean

ALEJANDRO ALBERTO RAMÍREZ CANTÚ

President of Cemex South, Central America and the Caribbean

Experience at Cemex and Other Relevant Experience Mr. Ramírez Cantú has held various executive positions within Cemex in the areas of Strategic Planning and country and regional presidencies, including Director of Cemex Thailand, Director of Cemex Puerto Rico, Peru & Argentina, Director of Cemex Costa Rica, Director of Cemex Caribbean Cluster, and most recently, President of Cemex Colombia and Peru. Additionally, from 2014 to 2024, he served as Interim Chief Executive Officer of TCL.

Mr. Ramírez Cantú is currently president of the Colombian Chamber of Cement and Concrete and, from 2017 to 2020, he was president of the Interamerican Cement Federation. He also worked at Booz, Allen & Hamilton from 1994 to 2000, rising to the position of director, and previously served as head of strategic planning at Vitro from 1990 to 1992.

Education Mr. Ramírez Cantú holds a B.S. degree in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from the Wharton Business School of the University of Pennsylvania.

CEMEX • 2024 20-F REPORT • 269

PART I

AGE 52
Sex Male Citizenship Spanish Nationality Spanish Seniority Since 2000

Tenure as President of Cemex Europe, Middle East and Africa	Since April 2025

JOSÉ ANTONIO CABRERA GUERRA

President of Cemex Europe, Middle East and Africa

Experience at Cemex and Other Relevant Experience Mr. Cabrera Guerra has held various executive positions within Cemex, including Director of Planning Projects in Spain, Vice President of Strategic Planning for the Asia, Middle East, and Africa regions, and more recently, President of Cemex Dominican Republic, Puerto Rico, and Haiti.

From 2022 to 2025, Mr. Cabrera Guerra served as Vice Chairman of the board of directors of TCL. In the Dominican Republic, he also served on the board of directors of the Association of Industries of the Dominican Republic, the Association of Foreign Investment Companies, the Dominican-Mexican Chamber of Commerce and Investment, and, from 2023 to 2025, he served as vice president of the Dominican Association of Portland Cement Producers

Education Mr. Cabrera Guerra holds a B.S. degree in Physics from Universidad de La Laguna, Spain, and an MBA from IE Business School, in Madrid.

CEMEX • 2024 20-F REPORT • 270

PART I

Item 6—DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

Senior Management and Directors

Senior Management

Set forth below is the name, position, and experience of each member of our senior management team as of December 31, 2024. The terms of office of the members of our senior management are indefinite. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Changes in our Senior Management.”

AGE 70	DIRECTOR SINCE 2015
Sex Male Citizenship Mexican Nationality Mexican Seniority Since 1989 Tenure as Cemex’s Chief Since 2014 Executive Officer

FERNANDO A. GONZÁLEZ OLIVIERI

Chief Executive Officer

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

CEMEX • 2024 20-F REPORT • 271

PART I

AGE 56
Sex Male Citizenship Spanish Nationality Spanish Seniority Since 1996 Tenure as President of Since 2019 Cemex USA

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

CEMEX • 2024 20-F REPORT • 272

PART I

AGE 52
Sex Male Citizenship Mexican Nationality Mexican Seniority Since 1996 Tenure as President of Since 2019 Cemex Mexico

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

CEMEX • 2024 20-F REPORT • 273

PART I

AGE 54
Sex Male Citizenship Mexican Nationality Mexican Seniority Since 1993 Tenure as President of Cemex Europe, Since 2020 Middle East, Africa & Asia

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

CEMEX • 2024 20-F REPORT • 274

PART I

AGE 54
Sex Male Citizenship Mexican and Spanish Nationality Mexican Seniority Since 1998 Tenure as Executive Vice President of Since 2020 Strategic Planning and Business Development

JOSÉ ANTONIO GONZÁLEZ

FLORES

Executive Vice President of Strategic Planning and Business

Development

Experience at Cemex and Other Relevant Experience Mr. González Flores has held executive positions in the Finance, Administration, Strategic Planning, and Corporate Communications and Public Affairs. Additionally, Mr. González Flores is a member of the board of directors of GCC and is an alternate director of the board of directors of Axtel, S.A.B. de C.V.

Education Mr. González Flores holds a B.S. degree in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from Stanford University.

CEMEX • 2024 20-F REPORT • 275

PART I

AGE 61
Sex Male Citizenship Mexican Nationality Mexican Seniority Since 1996 Tenure as Executive Vice President of Since 2020 Digital and Organization Development

LUIS HERNÁNDEZ ECHÁVEZ

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

CEMEX • 2024 20-F REPORT • 276

PART I

AGE 66
Sex Male Citizenship American Nationality American Seniority Since 2000 Tenure as Executive Vice President of Finance and Since 2020 Administration and Chief Financial Officer

MAHER AL-HAFFAR

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

CEMEX • 2024 20-F REPORT • 277

PART I

AGE 50
Sex Male Citizenship Mexican and German Nationality Mexican Seniority Since 1996 Tenure as Executive Vice President of Since 2021 Corporate Affairs, Enterprise Risk Management and Social Impact

MAURICIO DOEHNER COBIÁN

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

Additionally, he has also worked in the public sector within the office of the Mexican Presidency. Mr. Doehner was president of the Mexican National Cement Chamber (Cámara Nacional del Cemento) between 2017 and 2019, Vice President of the Transformation Industry Chamber (CAINTRA—Cámara de la Industria de Transformación) between 2012 and 2013. He is currently Vice President of Social Responsibility and Vertebration of the Mexican Employers Confederation (COPARMEX—Confederación Patronal de la República Mexicana), and member of the board of directors of Vista Oil & Gas, S.A.B. de C.V., Instituto Tecnológico y de Estudios Superiores de Monterrey’s Escuela de Ciencias Sociales y Gobierno (formerly EGAP), Trust for the Americas and Museo de Arte Contemporáneo de Monterrey, A.C.

Education Mr. Doehner Cobián holds a B.A. degree in Economics from the Instituto Tecnológico y de Estudios Superiores de Monterrey, an MBA from Instituto Panamericano de Alta Dirección de Empresas (IPADE) and IESE Business School of the University of Navarra in Madrid, and a Master’s in Public Administration from Harvard University.

CEMEX • 2024 20-F REPORT • 278

PART I

AGE 59
Sex Male Citizenship American Nationality Spanish Seniority Since 1998 Tenure as President of Cemex South, Central America Since 2019 and the Caribbean

JESÚS VICENTE GONZÁLEZ

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

CEMEX • 2024 20-F REPORT • 279

PART I

AGE 65
Sex Female Citizenship American Nationality American Seniority Since 2006 Tenure as Executive Vice President of Investor Relations, Since 2021 Corporate Communications and Public Affairs

LOUISA (LUCY) P. RODRIGUEZ

Executive Vice President of Investor Relations, Corporate

Communications and Public Affairs

Experience at Cemex and Other Relevant Experience Ms. Rodriguez has held several executive positions including Head of Investor Relations. She has over 25 years of experience in international finance and capital markets.

Prior to Cemex, Ms. Rodríguez spent 15 years at Citibank and Santander where she was a capital markets professional in Emerging Markets and held various senior management roles. Additionally, she is a member of the board of directors of BDT & MSD Investment Corp, a $4 billion private credit fund in the U.S. In her early career, she also worked for KPMG, and she was previously a Certified Public Accountant.

Education Ms. Rodriguez holds a B.A. degree in Economics from Trinity College (Hartford, CT.), an MBA from New York University, and a Master’s from Columbia University School of International and Public Affairs.

CEMEX • 2024 20-F REPORT • 280

PART I

AGE 61
Sex Male Citizenship Mexican Nationality Mexican Seniority Since 1985 Tenure as Vice President of Since 1999 Comptrollership

RAFAEL GARZA LOZANO

Vice President of Comptrollership

Experience at Cemex and Other Relevant Experience Mr. Garza Lozano is a member of the board of directors of the Mexican Council for Research and Development of Financial Reporting Standards (CINIF—Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera) and an alternate member of the board of directors of GCC.

Mr. Garza Lozano is a certified public accountant.

Education Mr. Garza Lozano has a Master’s degree in Administration and Finance from the Instituto Tecnológico y de Estudios Superiores de Monterrey. He also attended executive programs at Instituto Tecnológico Autónomo de México (ITAM), Instituto Panamericano de Alta Dirección de Empresas (IPADE), and Harvard University.

CEMEX • 2024 20-F REPORT • 281

PART I

AGE 56
Sex Male Citizenship Mexican Nationality Mexican Seniority Since 2000 Tenure as Senior Vice President Since 2017 of Legal

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

Since 2022, Mr. Saldaña Madero has actively participated in the Global Compact Group of the United Nations Organization focused on corporate governance and its evolution. He also participated as a speaker in September 2023 in the United Nations Global Compact Leader Summit held in New York City. Additionally, he was invited by the Global Compact Group as an observer to the tenth working session of participating states of the United Nations Convention against Corruption of which Mexico is a signatory state.

Education Mr. Saldaña Madero is a graduate of the Universidad de Monterrey, A.C. with a degree in Law, holds a Master’s degree in Law (LL.M.) from Harvard University School of Law, and a diploma from Harvard University’s International Tax Program. Harvard University International Tax Program awarded Mr. Saldaña Madero a certificate of merit for research and writing for the dissertation “Transfer Pricing in Mexico, Current Status and Future Trends.” Mr. Saldaña Madero was an Organization of American States and Consejo Nacional de Ciencia y Tecnología scholar.

CEMEX • 2024 20-F REPORT • 282

PART I

Senior Management Skill Matrix

Area / General	Skill / Skills	Fernando Á. González Olivieri	Jaime Muguiro Domínguez	Ricardo Naya Barba	Sergio Mauricio Menéndez Medina	José Antonio González Flores	Luis Hernández Échavez	Maher Al-Haffar	Mauricio Doehner Cobián	Jesús Vicente González Herrera	Louisa (Lucy) P. Rodriguez	Rafael Garza Lozano	Roger Saldaña Madero
Public Management and Legal Compliance	Administration			●	●	●		●			●		●
	Global Affairs		●		●	●		●			●		●
	Public Affairs		●	●	●	●		●	●		●		●
	Regulatory and Legal Matters / Compliance		●		●	●		●			●		●
	Public Office / Public Servant												●
	Corporate Risk Management Operation and Supervision			●		●		●	●		●		●
Industry and Business Strategy	Brand Development / Branding and Marketing			●	●			●			●		
	Business Strategy	●	●	●	●	●	●	●		●	●		
	Entrepreneurship			●	●	●		●					
	Other Board of Directors Experience	●	●	●	●	●	●	●	●	●	●		●
	Mergers and Acquisitions	●		●	●	●	●	●		●			●
	Research and Development			●	●		●			●			
	Investor Relations	●		●		●		●		●	●		●
	Human Resources / Labor Matters / Executive Compensation Structures and Transparency	●	●	●			●						●
	Sales	●	●	●	●			●			●		
	Construction and Building Materials	●		●	●			●			●		●
Operations and Logistics	Real Estate												●
	Procurement / Supply Chain			●				●		●			
	Supply System		●	●	●								
	Logistics			●	●								
	Manufacturing	●		●	●								
	Energy			●	●			●		●			
Finance and Accounting	Economics and Finance	●	●	●	●	●		●	●		●	●	●
	Accounting and Auditing					●		●			●	●	●
Communication and Health	Media and Communication			●		●		●			●		
	Health and Safety	●	●	●	●		●			●			
	Healthcare												
	Information Technology and Processes						●						
	Telecommunications

CEMEX • 2024 20-F REPORT • 283

PART i

CEMEX • 2024 20-F REPORT • 284

PART I

Snapshot of the Board of Directors as of December 31, 2024

CEMEX • 2024 20-F REPORT • 285

PART I

Board of Directors

Set forth below are the names, positions, and experience of the members of Cemex, S.A.B. de C.V.’s Board of Directors as of December 31, 2024. For information regarding the individuals that were appointed as members of Cemex, S.A.B. de C.V.’s Board of Directors and its Committees at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting held on March 25, 2025, see “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings—Ordinary General Shareholders Meeting.”

No alternate directors were elected at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting that took place on March 25, 2025. Members of Cemex, S.A.B. de C.V.’s Board of Directors serve for one-year terms.

AGE 68	DIRECTOR SINCE 1987
Executive Chairman Since 2014 Sex Male Citizenship Mexican Nationality Mexican Type of Board Member Non-Independent

ROGELIO ZAMBRANO LOZANO

Executive Chairman of Cemex, S.A.B. de C.V.’s Board of Directors

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

Experience Mr. Zambrano Lozano was President of the Finance Committee of Cemex’s Board of Directors from 2009 until March 2015.

Mr. Zambrano Lozano has been involved in the construction and building materials industries for over 40 years, as well as in various entrepreneurship matters in Mexico and the United States, after founding and serving as co-chief executive officer of Carza, S.A.P.I. de C.V., a leading real estate development company. With his vast experience and proven leadership, since his appointment as Executive Chairman of Cemex’s Board of Directors, Mr. Zambrano Lozano has been responsible for guiding Cemex’s global business strategy, particularly focusing on strengthening best corporate governance practices, based on a commitment to create lasting value for all Cemex’s stakeholders.

Mr. Zambrano Lozano supports various non-profit organizations related to education, health and entrepreneurship.

Education Mr. Zambrano Lozano holds a B.S. degree in Industrial and Systems Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, and an MBA from the Wharton Business School of the University of Pennsylvania.

CEMEX • 2024 20-F REPORT • 286

PART I

Board of Directors

AGE 70	DIRECTOR SINCE 2015
Sex Male Citizenship Mexican Nationality Mexican Type of Board Member Non-Independent

FERNANDO A. GONZÁLEZ OLIVIERI

Chief Executive Officer

Board Memberships at Listed Entities Mr. González Olivieri is a member of the board of directors of GCC and Axtel, S.A.B. de C.V., both Mexican corporations listed in Mexico.

Experience and Education See “Item 6—Directors, Senior Management and Employees—Senior Management and Directors—Senior Management.”

CEMEX • 2024 20-F REPORT • 287

PART I

AGE 72	DIRECTOR SINCE 1983
Sex Male Citizenship Mexican Nationality Mexican and Spanish Type of Board Member Independent

Tenure on Cemex’s Sustainability, Climate Action, Social Impact, and Diversity Committee	Member since 2014 and President since 2014

ARMANDO J. GARCÍA SEGOVIA

Board Memberships at Listed Entities Mr. García Segovia is a member of the board of directors of Promotora de Hoteles Norte 19, S.A.B. de C.V. (formerly Hoteles City Express, S.A.B. de C.V.) and an independent member of the board of directors of GCC, both of which are listed corporations in Mexico.

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

CEMEX • 2024 20-F REPORT • 288

PART I

AGE 79	DIRECTOR SINCE 1985
Sex Male Citizenship Mexican Nationality Mexican Type of Board Member Independent

Tenure on Cemex’s Corporate Practices and Finance Committee	Since 2015

RODOLFO GARCÍA MURIEL

Board Memberships at Listed Entities N/A

Other Current Roles Mr. García Muriel is the chief executive officer of Compañía Industrial de Parras, S.A. de C.V., chairman of the board of directors of Grupo Romacarel, S.A.P.I de C.V., (both are non-public corporations), and a member of the regional board of directors of Grupo Financiero Citibanamex (a non-public corporation).

Experience Mr. García Muriel was a member of the Audit Committee of Cemex’s Board of Directors from 2016 until March 2023 and the Finance Committee of Cemex’s Board of Directors from 2009 until March 2015.

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

CEMEX • 2024 20-F REPORT • 289

PART I

AGE 69	DIRECTOR SINCE 2012
Sex Male Citizenship Mexican Nationality Mexican Type of Board Member Independent

Tenure on Cemex’s Audit Committee Since 2015
Tenure on Cemex’s Corporate Practices and Finance Committee	Member since 2015 and President since 2019

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL

Board Memberships at Listed Entities Mr. Fernández Carbajal is a member of the board of directors of Alfa, S.A.B. de C.V. (a listed corporation in Mexico) and VISA, Inc. (NYSE listed corporation), as well as an alternate member of the board of directors of Fomento Económico Mexicano, S.A.B. de C.V. (a corporation listed in Mexico and on the NYSE).

Other Current Roles Mr. Fernández Carbajal is the chief executive officer of Servicios Administrativos Contry, S.A. de C.V. (a Mexican non-public corporation).

Experience Previously, Mr. Fernández Carbajal held positions at Grupo Financiero BBVA México S.A. de C.V., including deputy president of strategic planning, president of systems and operations, chief financial officer, and chief executive officer.

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

CEMEX • 2024 20-F REPORT • 290

PART I

AGE 67	DIRECTOR SINCE 2015
Sex Male Citizenship British Nationality British Type of Board Member Independent

DAVID MANUEL MARTÍNEZ GUZMÁN

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

Experience Mr. Martínez Guzmán is the principal of Fintech Advisory Inc., which he founded in 1987. From 1984 to 1986, Mr. Martínez Guzmán worked as vice president, Latin America Sovereign Restructuring unit of Citibank, N.A. in New York, where he helped coordinate the 1984 Argentina Financing Plan. Since founding Fintech, Mr. Martínez Guzmán has participated, at times as the largest creditor, in most of the sovereign debt restructurings around the world, historically approaching sovereign restructurings with a collaborative approach to governments. Mr. Martínez Guzman also has a strong track record of successful involvement in corporate restructurings and debt exchanges, most often working with companies to ensure long-term viability and business continuity as a value recovering proposition. More recently, Mr. Martínez Guzmán has allocated a significant portion of Fintech’s position to private equity investments, successfully investing across multiple jurisdictions in Latin America, Asia, and Europe, and across a wide range of sectors, including telecom and media, utilities, industrials, infrastructure, construction, oil and gas, and financial institutions.

Mr. Martínez Guzmán brings a renowned worldwide expertise in the financial sector and global markets to Cemex’s Board of Directors, providing significant guidance on Cemex’s proactive financial management for deleveraging and improving the credit rating, as well as Cemex’s sustainable growth strategy.

Education Mr. Martínez Guzmán holds a B.S. degree in Mechanical and Electrical Engineering from the Universidad Nacional Autónoma de México (UNAM), a B.A. degree in Philosophy from the Universitas Gregoriana in Rome, Italy, and an MBA from Harvard Business School.

CEMEX • 2024 20-F REPORT • 291

PART I

AGE 67	DIRECTOR SINCE 2015
Sex Male Citizenship Mexican Nationality Mexican Type of Board Member Independent

ARMANDO GARZA SADA

Board Memberships at Listed Entities Mr. Garza Sada is a member of the board of directors of Alfa, S.A.B. de C.V., a listed corporation in Mexico with a presence in 25 countries, and a business portfolio that includes petrochemicals, refrigerated food, and energy. He is also a member of the board of directors of Alpek, S.A.B. de C.V., Nemak, S.A.B. de C.V., Axtel, S.A.B. de C.V., El Puerto de Liverpool, S.A.B. de C.V., and Grupo Lamosa, S.A.B. de C.V., all of which are listed corporations in Mexico.

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

CEMEX • 2024 20-F REPORT • 292

PART I

AGE 81	DIRECTOR SINCE 2016
Sex Male Citizenship Mexican Nationality Mexican Type of Board Member Independent
Tenure on Cemex’s Audit Committee	Member since 2018 and President since 2019

EVERARDO ELIZONDO ALMAGUER

Board Memberships at Listed Entities Mr. Elizondo Almaguer is a member of the board of directors of Compañía Minera Autlán, S.A.B. de C.V., and of Gruma, S.A.B. de C.V., both of which are listed corporations in Mexico.

Other Current Roles Mr. Elizondo Almaguer is a professor of Macroeconomics at EGADE Business School of the Instituto Tecnológico y de Estudios Superiores de Monterrey and at the School of Economics of the Universidad Autónoma de Nuevo León (UANL). He is also a member of the board of directors of Afore XXI-Banorte, S.A. and Rassini, S.A.P.I. de C.V. (both are non-public corporations).

Experience Mr. Elizondo Almaguer qualifies as a “financial expert” for purposes related to the Sarbanes-Oxley Act of 2002 (“SOX”).

Mr. Elizondo Almaguer served as deputy governor of the Banco de México (Mexico’s central bank) from 1998 to 2008. Before that, he was the director for Economic Studies at Alfa, S.A.B. de C.V. (a Mexican listed company), and at Grupo Financiero BBVA México S.A. de C.V. (a private financial institution). He founded and was the director of the Graduate School of Economics of the Universidad Autónoma de Nuevo León.

With a distinguished professional career as a financial analyst, exemplary public official and academic scholar, Mr. Elizondo Almaguer is a financial expert and brings to Cemex’s Board of Directors extensive knowledge of the financial system and the international macroeconomic environment, providing insights to ensure Cemex’s full observance of best corporate practices, and identify new business opportunities.

Education Mr. Elizondo Almaguer holds a B.A. degree in Economics from the Universidad Autónoma de Nuevo León, a Master’s in Economics from the University of Wisconsin-Madison, a certificate from Harvard University’s International Tax Program and an Honoris Causa Doctorate from the Universidad Autónoma de Nuevo León.

CEMEX • 2024 20-F REPORT • 293

PART I

AGE 69	DIRECTOR SINCE 2017
Sex Male Citizenship Mexican Nationality Mexican Type of Board Member Non-Independent Tenure on Cemex’s Sustainability, Climate Action, Social Impact, and Diversity Committee Since 2017

MARCELO ZAMBRANO LOZANO

Board Memberships at Listed Entities Mr. Zambrano Lozano is a member of the technical committee of one of Go Proyectos, S.A. de C.V.’s development trusts, known by its ticker symbol as CARZACK 18, which is listed in Mexico.

Other Current Roles Mr. Zambrano Lozano is a founding partner and executive chairman of the board of directors of Carza, S.A.P.I. de C.V., a recognized real estate development non-public corporation in the residential, commercial, and industrial sectors. Additionally, Mr. Zambrano Lozano is a founding partner and member of the board of directors of Proyectos Industriales Carza a company dedicated to the construction, sale, and rental of subdivisions and industrial spaces. He is a member of the board of directors of Grupo Vigia, S.A. de C.V. (a Mexican non-public corporation dedicated to distribution of gas, fuel, and other oil derivatives) and GreenPaper (Productora de Papel, S.A. de C.V.), a Mexican non-public corporation dedicated to the fabrication and distribution of paper. He is also a member of the general board of Universidad de Monterrey, A.C.

Experience Mr. Zambrano Lozano’s knowledge of the real estate and construction industries in Mexico and the United States provides Cemex’s Board of Directors with an insightful view of major trends shaping the sector globally, particularly in key areas such as logistics and supply-chain development, helping Cemex anticipate the evolving needs of its customers in the aforementioned markets.

Education Mr. Zambrano Lozano holds a B.A. degree in Marketing from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

CEMEX • 2024 20-F REPORT • 294

PART I

AGE 77	DIRECTOR SINCE 2017
Sex Male Citizenship Mexican Nationality Mexican and Spanish Type of Board Member Independent Tenure on Cemex’s Corporate Practices and Finance Committee Since 2024

RAMIRO GERARDO VILLARREAL MORALES

Board Memberships at Listed Entities Mr. Villarreal Morales is a member of the board of directors of Andean Precious Metals, a company listed on the Toronto Stock Exchange. He is also a member of the board of directors, the audit committee and the corporate practices committee of Vinte Viviendas Integrales, S.A.B. de C.V., and a member of the board of directors and alternate member of the audit and corporate practices committee of GCC, two public corporations listed in Mexico.

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

Previously, he served on the board of directors of Banco Bancrea, S.A., Institución de Banca Múltiple, a Mexican bank, and as deputy managing director of the regional bank division of Banpaís, where he was responsible for the operation of the bank’s 121 branches, the trust and legal departments.

Until February 2012, he was the secretary of the board of directors of Enseñanza e Investigación Superior, A.C., a non-profit managed by the Instituto Tecnológico y de Estudios Superiores de Monterrey.

He served as Secretary of Cemex’s Board of Directors from 1995 to March 30, 2017.

With over 50 years of professional experience in different countries where Cemex has operations and in Cemex’s governing bodies, in the banking and financial sector, and as a member of the audit committee of other listed companies, Mr. Villarreal Morales qualifies as a “financial expert” for purposes related to SOX, and provides Cemex’s Board of Directors with key guidance on regulatory and legal matters, as well as international financial transactions and financial and accounting compliance, helping to ensure strict observance of all applicable laws and relevant accounting standards and principles.

Education Mr. Villarreal Morales holds a B.A. degree in Law from the Universidad Autónoma de Nuevo León, and a Master’s in Finance from the University of Wisconsin-Madison.

CEMEX • 2024 20-F REPORT • 295

PART I

AGE 75	DIRECTOR SINCE 2018
Sex Male Citizenship Spanish Nationality Brazilian Type of Board Member Independent Tenure on Cemex’s Audit Committee Since 2023

GABRIEL JARAMILLO SANINT

Board Memberships at Listed Entities Mr. Jaramillo Sanint is a member of the board of directors of Minerva Foods, a listed corporation in Brazil.

Other Current Roles Mr. Jaramillo Sanint is the founder and director of a sustainable economic development program in the Orinoco Basin in Colombia. He is also a member of the board of directors of Centro Hospitalario Tatama (Colombia) (a non-profit organization), Medicines for Malaria Ventures (a non-profit organization) based in Geneva, Switzerland, and Banco BTG Pactual, Colombia and of Aliar, S.A. (an agro-industrial company dedicated to pig farming).

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

CEMEX • 2024 20-F REPORT • 296

PART I

AGE 64	DIRECTOR SINCE 2019
Sex Female Citizenship Spanish Nationality Spanish Type of Board Member Independent Tenure on Cemex’s Sustainability, Climate Action, Social Impact, and Diversity Committee Since 2023

ISABEL MARÍA AGUILERA NAVARRO

Board Memberships at Listed Entities Mrs. Aguilera Navarro is a member of the board of directors of Oryzon Genomics, S.A., a listed corporation in Spain.

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

Experience Mrs. Aguilera Navarro was president of General Electric Spain and Portugal from 2008 to 2009, general manager of Google Inc. (now Alphabet) Spain and Portugal from 2006 to 2008, operations director of NH Hotel Group, S.A. from May 2002 to June 2005, and general director of Dell Computer Corporation for Spain, Italy and Portugal from March 1997 to May 2002. She has also served as an advisor to various Spanish non-profit organizations, including the Instituto de Empresa, and the Asociación para el Progreso de la Gestión. She was a member of the advisory board of Farmaindustria, Ikor, and Pelayo Mutua de Seguros, and a business entrepreneur from 2009 to 2012 at Twindocs International. Previously, she was a board member of Indra, Banco BMN, Aegón Seguros, Banca Farmafactoring S.p.A., Hightech Payment System S.A., Lar España, and Clínica Baviera.

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

CEMEX • 2024 20-F REPORT • 297

PART I

AGE 62	DIRECTOR SINCE 2023
Sex Female Citizenship Mexican Nationality Mexican and Spanish Type of Board Member Independent Tenure on Cemex’s Sustainability, Climate Action, Social Impact, and Diversity Committee Since 2023

MARÍA DE LOURDES MELGAR PALACIOS

Board Memberships at Listed Entities Dr. Melgar Palacios is a member of the board of directors of Smurfit Westrock Group PLC, an Irish conglomerate incorporated in Ireland, listed on the NYSE and the London Stock Exchange. Prior to the merger with Westrock, from 2020 to July 2024, she was a member of the board of directors of Smurfit Kappa Group PLC.

Other Current Roles Dr. Melgar Palacios is a member of the board of directors of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México. She is a researcher affiliated with the Center of Collective Intelligence at the Massachusetts Institute of Technology and nonresident researcher at the Baker Institute Center for Energy Studies. She is a member of the board of directors of Mount Holyoke College (academic institution). Additionally, she is a member of the board of directors of the following non-profit organizations: Global Energy Alliance for People and Planet, the Natural Resource Governance Institute, and Chapter Zero Mexico. Dr. Melgar Palacios is a member of the International Women’s Forum, having chaired the Mexican Local Forum from 2016 to 2018.

Experience From 1994 to 1996, Dr. Melgar Palacios was Director of Economic Relations with Central America and the Caribbean, and from 1996 to 1997, Counselor at the Permanent Mission of Mexico in the Organization of American States. From 1997 to 2005, she was a career member of the Mexican Foreign Service. From 1998 to 2002, she served as the general director of the International Affairs of the Ministry of Energy, having participated in the strategy and negotiation to stabilize the international oil market, and led the energy sector in the Continental Shelf Delimitation Treaty with the United States in the Western Gulf of Mexico (Doughnut Hole). From 2005 to 2007, she served as Minister at the Mexican permanent mission to the Organization for Economic Co-Operation and Development, overseeing the coordination of various topics and representing Mexico in meetings regarding matters such as corporate governance, anticorruption, sustainable development, among others. Subsequently, during the process of design, negotiation and implementation of the Energy Reform of 2013, she served as Undersecretary of Electricity from December 2012 to February 2014 and as Undersecretary of Hydrocarbons from February 2014 to July 2016, at the Ministry of Energy of Mexico. Dr. Melgar Palacios also held the Robert E. Wilhelm chair at the Massachusetts Institute of Technology.

Her academic and professional experience, as well as her experience in nonprofit organizations and matters related to energy, sustainability, climate action, and corporate governance, provides Cemex’s Board of Directors with a unique perspective on said matters, all of which are key components for Cemex’s future.

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

CEMEX • 2024 20-F REPORT • 298

PART I

Board of Directors Skill Matrix

Area	Skill	Rogelio Zambrano Lozano	Fernando A. González Olivieri	Armando J. García Segovia	Rodolfo García Muriel	Francisco Javier Fernández Carbajal	David Martínez Guzmán	Armando Garza Sada	Everardo Elizondo Almaguer	Marcelo Zambrano Lozano	Ramiro Gerardo Villarreal Morales	Gabriel Jaramillo Sanint	Isabel María Aguilera Navarro	María de Lourdes Melgar Palacios
General	Skills													
Public Management and Legal Compliance	Administration	●		●	●	●	●			●	●	●	●	●
	Global Affairs	●			●	●					●	●		●
	Public Affairs	●			●	●		●	●					●
	Regulatory and Legal Matters / Compliance					●					●	●		●
	Public Office / Public Servant								●					●
	Corporate Risk Management Operation and Supervision			●		●	●			●	●	●	●	●
Industry and Business Strategy	Brand Development / Branding and Marketing									●		●	●	
	Business Strategy	●	●	●	●	●	●	●	●	●	●	●	●	●
	Entrepreneurship	●		●		●				●			●	
	Other Board of Directors Experience	●	●	●	●	●	●	●	●	●	●	●	●	●
	Mergers and Acquisitions	●	●		●	●		●		●	●	●	●	●
	Research and Development			●								●	●	
	Investor Relations		●		●	●				●			●	
	Human Resources / Labor Matters / Executive Compensation Structures and Transparency		●	●	●	●			●	●		●	●	
	Sales		●		●					●		●	●	
	Construction and Building Materials	●	●	●	●					●			●	
Operations and Logistics	Real Estate	●			●					●	●	●		
	Procurement / Supply Chain			●	●					●				
	Supply System									●			●	
	Logistics			●						●				
	Manufacturing		●	●	●			●		●			●	●
	Energy			●				●			●			●
Finance and Accounting	Economics and Finance	●	●	●	●	●	●	●	●	●	●	●	●	●
	Accounting and Auditing				●	●			●		●	●	●	●
Communication and Health	Media and Communication												●	
	Health and Safety		●	●	●					●		●		●
	Healthcare													
	Information Technology and Processes												●	
	Telecommunications						●

CEMEX • 2024 20-F REPORT • 299

PART I

CEMEX • 2024 20-F REPORT • 300

PART I

Familial relationships among members of Cemex, S.A.B. de C.V.’s Board of Directors

•	Rogelio Zambrano Lozano

Mr. Rogelio Zambrano Lozano (Executive Chairman of Cemex, S.A.B. de C.V.’s Board of Directors) has a familial relationship with Mr. Marcelo Zambrano Lozano.

•	Marcelo Zambrano Lozano

Mr. Marcelo Zambrano Lozano has a familial relationship with Mr. Rogelio Zambrano Lozano (Executive Chairman of Cemex, S.A.B. de C.V.’s Board of Directors).

•	Armando J. García Segovia

Mr. Armando J. García Segovia has a familial relationship with Mr. Rodolfo García Muriel.

•	Rodolfo García Muriel

Mr. Rodolfo García Muriel has a familial relationship with Mr. Armando J. García Segovia.

Senior Management and Board Composition

The composition of our Senior Management and Board of Directors, as well as certain information regarding the areas of expertise and seniority of their members as of December 31, 2024, is addressed in this section.

Senior Management

Sex

As of December 31, 2024, our senior management was comprised of 12 members, of which 92% were men and 8% were women.

Seniority (in years at the Company)

CEMEX • 2024 20-F REPORT • 301

PART I

As of December 31, 2024, our senior management’s average years at the Company was 28 years.

Board of Directors

Sex

As of December 31, 2024, our Board of Directors was comprised of 13 members, of which 85% were men and 15% were women.

Tenure (in years as a member of the Board of Directors)

As of December 31, 2024, our Board of Directors’ average tenure was 15 years.

CEMEX • 2024 20-F REPORT • 302

PART I

Independence

As of December 31, 2024, our Board of Directors was comprised of 13 members, of which 23% were considered to be non-independent and 77% were considered to be independent.

As of December 31, 2024, there were no alternate members of Cemex, S.A.B. de C.V.’s Board of Directors.

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

Pursuant to the Mexican Securities Market Law and Cemex, S.A.B. de C.V.’s by-laws, at least 25% of its directors must qualify as independent directors. As of December 31, 2024, Cemex, S.A.B. de C.V.’s Board of Directors was comprised of 13 members, of which ten were independent and three were non-independent under the standards of the Mexican Securities Market Law.

Other than any contractual arrangements entered into with any member of Cemex, S.A.B. de C.V.’s Board of Directors while employed by us, which provide or may provide for retirement and pension benefits or other compensation upon termination of employment, Cemex, S.A.B. de C.V. has not entered into any contracts with its directors that provide for benefits upon termination of their directorship.

CEMEX • 2024 20-F REPORT • 303

PART I

During 2024, our Board of Directors met five times to discuss and consider a wide range of relevant issues, with a board meeting attendance of approximately 98%.

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

Based on the Mexican Securities Market Law, our by-laws, and the activities conducted, in 2024, Cemex, S.A.B. de C.V.’s Audit Committee was responsible for:

•	evaluating internal controls and procedures and identifying deficiencies;

•	following up with corrective and preventive measures in response to any non-compliance with operation and accounting guidelines and policies;

•	evaluating the performance of external auditors and analyzing the reports, opinions, and other information issued by such external auditors;

•	describing and valuing non-audit services performed by external auditors;

•	reviewing financial statements and determining if their approval should be recommended to the Board of Directors;

•	informing the Board of Directors of the state of the company’s internal control, internal audit, and accounting systems, including any breaches detected;

•	supporting the Board of Directors in producing different reports submitted to the shareholders;

•	assessing the effects of any modifications to the accounting policies approved during any fiscal year;

•

overseeing measures adopted as a result of any observations made by shareholders, directors, executive officers, employees or any third parties with respect to accounting, internal control, and internal and external audit, as well as any complaints regarding management irregularities;

•

supervising complaints raised by employees, third parties and other stakeholders to report ethical, corruption, and/or compliance matters utilizing confidential methods and other whistleblowing mechanisms through Cemex’s reporting system, and of disciplinary measures taken;

•	ensuring compliance by the Chief Executive Officer with the resolutions adopted by the shareholders and Board of Directors;

•	analyzing the risks identified by independent auditors, accounting, internal control, and process assessment areas;

•	reviewing the state of Cemex’s compliance systems and measures taken to strengthen them; and

•	reviewing main regulatory matters and legal proceedings, and compliance with applicable securities laws and regulations in Mexico and in the U.S.;

•	reviewing internal audits and deficiencies around operative risks, and approval of evaluation plans to mitigate operative risks and self-audits;

•	review of cybersecurity and AI information, risks and internal controls; and

•	reviewing the most relevant transactions and matters during the calendar year.

During 2024, our Audit Committee met five times to discuss and consider a wide range of relevant issues, with a meeting attendance of 100%.

CEMEX • 2024 20-F REPORT • 304

PART I

Based on the Mexican Securities Market Law, our by-laws, and the activities conducted in 2024, Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee was responsible for:

•

performing the role of a nomination and compensation committee, mainly by evaluating the employment and compensation of the Chief Executive Officer and the Executive Chairman of the Board and reviewing the hiring and compensation policies for executive officers;

•	reviewing policies regarding use of corporate assets;

•	reviewing unusual or material transactions;

•	evaluating waivers granted to directors or executive officers regarding participation in and benefiting from corporate opportunities;

•	evaluating merger and acquisitions opportunities as well as asset sales, including financial and related transactions;

•	evaluating Cemex’s financial results;

•	reviewing the variable compensation plans and results of variable compensation in the different business units;

•

reviewing proposals on donations, related party transactions, conflict of interest, authorizations to acquire equity securities representing Cemex’s capital stock in compliance with the measures regarding equity thresholds in Cemex set forth in Cemex’s by-laws, derivative transactions, among other matters and recommendations to the Board of Directors; and

•

reviewing the financial plans, budget, financial strategy and its implementation, including the review of our growth strategy, advances in divestments, growth of business segments, financial transactions, and Cemex’s global risk agenda.

During 2024, our Corporate Practices and Finance Committee met four times to discuss and consider a wide range of relevant issues, with a meeting attendance of 100%.

Under Cemex, S.A.B. de C.V.’s by-laws and the Mexican Securities Market Law, all members of the Audit Committee and the Corporate Practices and Finance Committee, including their respective presidents, are required to be independent directors. The President of the Audit Committee and the Corporate Practices and Finance Committee shall be appointed and removed from his or her position only by a resolution of the shareholders adopted at a duly convened general shareholders’ meeting, and the rest of the members may only be appointed or removed by a resolution of the shareholders adopted at a duly convened general shareholders’ meeting or by resolution of the Board of Directors, following a recommendation from the Chairman of the Board of Directors.

Set forth below are the names of the members of Cemex, S.A.B. de C.V.’s Audit Committee and Corporate Practices and Finance Committee as of December 31, 2024. For information regarding the individuals that were appointed as members of Cemex, S.A.B. de C.V.’s Audit Committee and Corporate Practices and Finance Committee at Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meeting held on March 25, 2025, see “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings.” Each member of the committees is an independent director under Mexican Securities Market Law standards. The terms of the members of the Committees are indefinite. Everardo Elizondo Almaguer qualifies as an “audit committee financial expert” for purposes of SOX. See “Item 16A—Audit Committee Financial Expert.”

CEMEX • 2024 20-F REPORT • 305

PART I

AUDIT COMMITTEE:

Everardo Elizondo Almaguer	President

Francisco Javier Fernández Carbajal	Member

Gabriel Jaramillo Sanint	Member

CORPORATE PRACTICES AND FINANCE COMMITTEE:

Francisco Javier Fernández Carbajal	President

Rodolfo García Muriel	Member

Ramiro Gerardo Villarreal Morales	Member

In addition, Cemex, S.A.B. de C.V. has had a Sustainability, Climate Action, Social Impact, and Diversity Committee (originally named Sustainability Committee) since 2014. On March 26, 2020, Cemex, S.A.B. de C.V. held an ordinary general shareholders’ meeting in which the shareholders for the first time approved the appointment of the members of the Sustainability, Climate Action, Social Impact, and Diversity Committee. Since then, the appointment of the members of the Sustainability, Climate Action, Social Impact, and Diversity Committee has been approved annually at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings.”

Based on our by-laws, and the activities conducted in 2024, Cemex, S.A.B. de C.V.’s Sustainability, Climate Action, Social Impact, and Diversity Committee was responsible for:

•	overseeing sustainability and social responsibility policies, strategies and programs;

•	reviewing Cemex’s sustainability risk agenda;

•	evaluating the effectiveness of sustainability programs and initiatives;

•	providing assistance to the Chief Executive Officer and senior management team regarding the strategic direction on sustainability and social responsibilities model;

•	identifying the main risks concerning sustainability-related matters and overseeing mitigating actions;

•	endorsing a model of sustainability, priorities, and key indicators, including our “Future in Action” climate action program;

•	reviewing the structure of, content and overall performance set forth in Cemex’s integrated reports;

•	reviewing notes to the financial statements related to Cemex’s climate action, as well as on CO2 emissions and sustainable financing;

•	reviewing the progress in achieving our sustainability objectives for 2025 and 2030;

•	following up on the progress of Cemex’s “Future in Action” climate action program;

•	reviewing the communication strategy in sustainability issues;

•

reviewing key sustainability performance indicators (e.g., climate action, H&S, water and biodiversity, circular economy, social impact), benchmarking with industry peers, and Cemex’s ESG rankings and ratings; and

•	reviewing Cemex’s plans, actions, business models, and 2030 targets regarding circular economy.

During 2024, our Sustainability, Climate Action, Social Impact, and Diversity Committee met four times to discuss and consider a wide range of relevant issues, with a meeting attendance of approximately 94%.

CEMEX • 2024 20-F REPORT • 306

PART I

Set forth below are the names of the members of Cemex, S.A.B. de C.V.’s Sustainability, Climate Action, Social Impact, and Diversity Committee as of December 31, 2024. For information regarding the individuals that were appointed as members of Cemex, S.A.B. de C.V.’s Sustainability, Climate Action, Social Impact, and Diversity Committee at Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meeting held on March 25, 2025, see “Item 5—Operating and Financial Review and Prospects—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings.” The terms of the members of the Committee are indefinite.

SUSTAINABILITY, CLIMATE ACTION, SOCIAL IMPACT, AND DIVERSITY COMMITTEE:

Armando J. García Segovia	President

Marcelo Zambrano Lozano	Member

Isabel María Aguilera Navarro	Member

María de Lourdes Melgar Palacios	Member

Compensation of Cemex, S.A.B. de C.V.’s Directors and Members of Our Senior Management

For the year ended December 31, 2024, the aggregate amount of compensation we paid to all members of Cemex, S.A.B. de C.V.’s management was $48 million, which amount includes compensation paid to the members of our Board of Directors for attending meetings of the Board of Directors and its Committees, the salaries of our senior management, including of our Chief Executive Officer, and the salary of the Executive Chairman of our Board of Directors. Of the $48 million that we paid to members of Cemex, S.A.B. de C.V.’s management, $31 million was paid as base compensation and cash-based performance bonuses, including pension and post-employment benefits, and $17 million corresponds to stock-based long-term compensation.

The following table discloses the amount of compensation paid to our Senior Management for the years ended December 31, 2024, 2023 and 2022:

Year	Average Total Compensation paid to our Senior Management(1)(2)	Average Adjusted Compensation paid to our Senior Management(1)(3)	Consolidated Net Income (Loss) (Millions of Dollars)	Most significant financial measure

2024	3.7 million	4.6 million	960	CVA

2023	5.0 million	7.6 million	199	CVA

2022	3.1 million	3.4 million	885	CVA

(1)	Our Senior Management includes our Executive Committee members, our Vice President of Comptrollership and our Senior Vice President of Legal.

(2)

The amount of “Average Total Compensation paid to our Senior Management” includes paid salary, bonuses, stock awards, (including, but not limited to, our Key Value Positions Plan (“KVP Plan”) and the Performance Plan, as defined below), our Variable Compensation Plan (“VCP”), and other compensation benefits.

(3)

The “Average Adjusted Compensation paid to our Senior Management” is the Average Total Compensation paid to our Senior Management, adjusted to consider the addition or subtraction, as applicable, of equity award value as follows: (i) for awards granted in the covered fiscal year which are outstanding and unvested at year end, the fair value as of the end of the applicable year; (ii) for awards granted in prior fiscal years that are outstanding and unvested at the end of the applicable year, the amount equal to the change in fair value as of the end of the applicable year (from the end of the prior year); (iii) for awards granted in the applicable year that vest in the year of the grant, the fair value as of the vesting date; and (iv) for awards granted in prior years that vest during the applicable year, the amount equal to the change in fair value as of the vesting date (from the end of the year).

To calculate the correlation between the compensation paid to our Senior Management and Cemex, S.A.B. de C.V.’s performance for the year ended December 31, 2024, we used the following financial and other measures: (i) cash value added (“CVA”); (ii) total shareholder return; and (iii) our CO2 Emissions Component (as defined below). For the years ended December 31, 2024, 2023 and 2022, CVA was the most significant financial measure that we used to determine the compensation paid to our Senior Management. For more information on our CVA and CO2 Emissions Component, see “Item 6—Directors, Senior Management, and Employees—Compensation of Cemex, S.A.B. de C.V.’s Directors and Members of Our Senior Management—Variable Compensation Plan.”

CEMEX • 2024 20-F REPORT • 307

PART I

Variable Compensation Plan

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

Additionally, the terms of our VCP consider performance metrics that include a combination of the employee’s business unit, regional and consolidated global results in comparison to our specific annual target goals, including certain health and safety and sustainability-related factors. Moreover, the evaluation process considers each member of senior management’s individual performance assessment, along with his or her supervisor’s input. Since 2022, our VCP includes a new variable related to carbon reduction goals that could have an impact ranging from -10% to +10% in the total cash payout of the annual VCP (the “CO2 Emissions Component”). As of December 31, 2024, 4,800 executives participated in the VCP.

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

In 2024, consolidated CVA resulted in a VCP payout of 198.8%, or $130.5 million.

Restricted Stock Incentive Plan

We maintain the Restricted Stock Incentive Plan (“RSIP”) to grant equity-based and cash awards to eligible employees. In 2023, the RSIP was amended to allow for the granting and vesting of awards in ADSs. Under the terms of the RSIP, eligible employees are allocated a specific number of restricted CPOs or ADSs as variable compensation to be vested over a four-year period. CPOs and ADSs, as applicable, to cover the RSIP are issued or purchased in the secondary market. The CPOs and ADSs, as applicable, are held in an individual account with a third-party supplier. At the end of each year during such four-year period, the restrictions lapse with respect to 25% of the allocated CPOs or ADSs and such CPOs or ADSs become freely transferable and subject to withdrawal from the trust. The RSIP has been applied to applicable participants since 2009.

As of the date of this annual report, we have four compensation programs that conform the RSIP: the “Ordinary Plan,” the “KVP Plan,” the “Performance Plan,” and the “Extraordinary Management Grant.” Only our most senior executives in key value positions participate in the KVP Plan and the Performance Plan.

As of the date of this annual report, approximately 755 of our employees participate in the Ordinary Plan. The annual award under the Ordinary Plan is calculated based on the result of the gross annual guaranteed compensation of the participants in Dollars as of May 31 of each calendar year, times a management factor depending on the level of the participant and divided by the last 90-day average closing price, converted into Dollars, of CPOs or ADSs, as applicable, as of June 30 of such calendar year. No member of our senior management participated in the Ordinary Plan.

CEMEX • 2024 20-F REPORT • 308

PART I

Our KVP Plan establishes nonqualified deferred compensation earnings. As of December 31, 2024, the KVP Plan included approximately 61 participants, all of which are executives in key value positions. The annual award under the KVP Plan is based on the result of the cash variable compensation bonus in Dollars paid in April 2024 to these participants and divided by the last 90-day average closing price, converted into Dollars, of CPOs or ADSs, as applicable, as of April 15 of each calendar year (or the next possible trading day if April 15th falls on a Sunday). As of December 31, 2024, all members of our senior management participated in the KVP Plan.

The total number of ADSs granted for the Ordinary Plan and the KVP Plan during the year ended December 31, 2024 were 5 million and 4 million, respectively, of which 2 million were granted to our senior management. In 2024, 2 million net ADSs of the Ordinary Plan and 2 million net ADSs of the KVP Plan were purchased in the secondary market, representing the first 25% of the 2024 compensation program, the second 25% of the 2023 compensation program, the third 25% of the 2022 compensation program and the final 25% of the 2021 compensation program. Of these 4 million ADSs, 1 million ADSs corresponded to our senior management.

As of December 31, 2024, 47 employees participated in the Extraordinary Management Grant. The Extraordinary Management Grant entails granting a specific number of CPOs or ADSs, as applicable, to each of the participants. The CPOs or ADSs awarded under the Extraordinary Management Grant are calculated based on the result of the gross annual guaranteed compensation of the participants in Dollars as of May 31, 2024, times a management factor, and divided by the last 90-day average closing price, converted into Dollars, of CPOs or ADSs, as applicable, as of July 1, 2024.

Our Extraordinary Management Grant is a retention program offered at the Company’s sole discretion to a selected number of employees that do not participate in the Ordinary Plan, KVP Plan or the Performance Plan. Under the Extraordinary Management Grant vesting occurs at the end of three years in a single 100% block, at which time the resulting number of CPOs or ADSs become unrestricted immediately. Since the Extraordinary Management Grant came into effect in 2022 and there is a three-year vesting period, as of December 31, 2024, no CPOs or ADSs have vested under the Extraordinary Management Grant.

Finally, our executives in key value positions participate in an additional RSIP program known as the Performance Plan. As of December 31, 2024, the Performance Plan had 54 participants. The Performance Plan replaced the Ordinary Plan in 2017 in order to align long-term compensation of our most senior executives with those of our investors. The Performance Plan entails granting a specific target of CPOs or ADSs, as applicable, for each plan participant. The final payout can range from 0% to 200% of the target of CPOs or ADSs, as applicable, based on Cemex, S.A.B. de C.V.’s three-year total shareholder return relative to two market references. The first market reference is comprised of seven public companies from the global construction and materials industry. The second market reference is the Morgan Stanley Capital International (MSCI) of Emerging Markets-LATAM Industry Index, which is comprised of 86 companies as of December 31, 2024.

Under the Performance Plan, the vesting period occurs at the end of three years in a single 100% block, at which time the resultant number of CPOs become unrestricted immediately. Approximately 1.8 million ADSs were granted during the year ended December 31, 2024 under the Performance Plan, out of which 1.3 million ADSs were granted to our senior management, with an estimated fair value of 132.62%, which are expected to vest on July 1, 2027. In 2022, 2023 and 2024, 16 million CPOs, 45 million CPOs and 0.4 million ADSs, respectively, were vested to our senior management.

For further information, see note 22 to Cemex, S.A.B. de C.V.’s 2024 audited consolidated financial statements included elsewhere in this annual report.

CEMEX • 2024 20-F REPORT • 309

PART I

Compensation of Cemex, S.A.B. de C.V.’s Chief Executive Officer and Senior Management(1)

Full Year 2024-Chief Executive Officer	%

Salary	17

Short-Term Performance Bonus (Cash)	18

Long-Term Performance Bonus (Restricted Stock)	37

Long-Term Performance Shares	28

100

Full Year 2024-Senior Management	%

Salary	37

Short-Term Performance Bonus (Cash)	23

Long-Term Performance Bonus (Restricted Stock)	22

Long-Term Performance Shares	18

100

(1)	For purposes of this table, information regarding our Senior Management does not include data pertaining to our Chief Executive Officer.

For our Chief Executive Officer and our senior management, the short-term variable performance bonus is paid in cash. Long-term restricted shares and the long-term variable performance bonus are paid in the form of restricted shares. As mentioned above, we use CVA to measure short-term performance bonus.

Additionally, as of December 31, 2024, all members of our then-Executive Committee had entered into change of control agreements that were previously approved by the Corporate Practices and Finance Committee and the Board of Directors. Under these agreements, if during the term of the change of control agreement and while the executive remains an employee of Cemex, we shall be subject to a change in control and (i) within one year following such change in control Cemex terminates the employment of the executive involuntarily or (ii) within six months following such change in control the executive provides notice of intent to resign from employment with Cemex, then the executive would generally receive the executive’s salary and vacation accrued unpaid through his or her termination date, a lump sum equal to two times the executive’s annual salary, a lump sum equal to the executive’s target cash payout opportunity under the annual incentive bonus plan for which the executive is eligible, and vesting of all outstanding restricted stock awards and other equity arrangements and held by the executive through his or her termination date.

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

Cemex, S.A.B. de C.V.’s Board of Directors, other than its Executive Chairman, is compensated in a fixed manner based on participation in Board and Committee meetings. The compensation of the Board of Directors is approved each year at Cemex, S.A.B. de C.V.’s general ordinary shareholders’ meeting. In 2024, the amount approved by our shareholders was $27,400 per Board meeting attended and $6,600 per Committee meeting attended, and the actual amount paid for attendance to these meetings was approximately $1.9 million. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings.”

CEMEX • 2024 20-F REPORT • 310

PART I

The Executive Chairman of Cemex, S.A.B. de C.V.’s Board of Directors is compensated in a similar manner as Cemex, S.A.B. de C.V.’s senior management, including through the long-term performance plan based on Cemex’s total shareholder return versus peer groups. The base salary of the Executive Chairman of Cemex, S.A.B. de C.V.’s Board of Directors is 22% fixed and the remaining 78% is variable compensation.

The total compensation (including fixed and variable compensation) of the Executive Chairman of Cemex, S.A.B. de C.V.’s Board of Directors and the Chief Executive Officer is approved every year by the Corporate Practices and Finance Committee of the Board of Directors, which is integrated by three independent directors. The Corporate Practices and Finance Committee of the Board of Directors also reviews and approves the annual variable compensation of all members of senior management, key value position participants, and corporate and regional executives who are entitled to this benefit.

Employees

As of December 31, 2024, we had 45,649 employees worldwide, which represented a decrease of approximately 1.8% from the total number of employees we had as of December 31, 2023. The following table sets forth the number of our employees and a breakdown of their geographic location as of December 31, 2022, 2023 and 2024:

Location	2022	2023	2024

Mexico	17,671	19,800	19,457

United States	8,968	9,085	9,304

EMEA	11,877	12,303	11,618

United Kingdom	1,901	1,951	1,941

France	1,784	1,791	1,789

Germany	1,237	1,386	1,359

Spain	1,155	1,236	1,262

Poland	1,092	1,106	1,113

Egypt	513	497	479

Philippines	757	716	—

Israel	1,170	1,216	1,111

Rest of EMEA	2,268	2,404	2,564

SCA&C	5,337	5,309	5,270

Colombia	2,850	2,820	2,825

Panama	456	492	488

Costa Rica	0	0	0

Caribbean TCL	870	769	776

Dominican Republic	545	538	554

Rest of SCA&C	616	690	627

Total	43,853	46,497	45,649

As of December 31, 2024, approximately 48% of our employees were unionized.

In Mexico, as of December 31, 2024, we have entered into collective bargaining agreements for certain business units. Such collective bargaining agreements are reviewed on an annual basis with respect to wages and every two years with respect to benefits. During 2024, we reviewed 110 collective bargaining agreements with different labor unions in Mexico. Workers covered by these agreements vote to approve their terms and conditions after being informed of them by the labor unions to which they belong.

In the United States, as of December 31, 2024, approximately 26.7% of our employees were represented by unions, with the largest number being members of the International Brotherhood of Teamsters, the Laborers’ International

CEMEX • 2024 20-F REPORT • 311

PART I

Union of North America, United Steelworkers, International Union of Operating Engineers, and the International Brotherhood of Boilermakers. We have entered into or are in the process of negotiating various collective bargaining agreements at many of our U.S. plants, which collective bargaining agreements have various expiration dates through July 1, 2027.

As of December 31, 2024, our subsidiaries in Spain had 1,251 employees with collective bargaining agreements. Additionally, 714 of them, corresponding to employees in the cement business, had a company- specific collective bargaining agreement that has been renewed until December 31, 2025. Within the ready-mix concrete, mortar, aggregates and transport sectors, as well as office-based employees not related to the cement business, 537 employees are covered by industry-specific or company-specific collective bargaining agreements. In particular, 93 employees corresponding to the ready-mix sector have a company-specific collective agreement effective until December 31, 2026. In addition, 53 employees corresponding to the aggregates sector have a collective agreement to remain in effect until 2026. Furthermore, 27 employees attending service centers are covered by a company-specific collective bargaining agreement that has been renewed until December 31, 2025. The remaining employees are covered by industry-specific agreements.

In the United Kingdom, as of December 31, 2024, our cement manufacturing and cement supply chain operations had collective bargaining agreements with Unite the Union. The rest of our operations in the United Kingdom are not part of collective bargaining agreements. However, there are local agreements for consultations and employees can be represented by a trade union official at specific types of meetings.

In Germany, as of December 31, 2024, most of our employees are working under collective bargaining agreements with the Industriegewerkschaft Bauen Agrar Umwelt-IG B.A.U. union (the “IG B.A.U.”). Most employees are subject to the in-house bargaining agreement with the IG B.A.U., which means salaries are negotiated between the applicable company and the trade union IG B.A.U. Collective bargaining agreement negotiations for cement operations’ employees occurred between employers’ associations Arbeitgeberverband Zement e.V. and IG B.A.U. during the second quarter of 2024 and resulted in the execution of agreements that will expire in 2025 at the election of any of the parties. Agreed salary increases are in line with our budget assumptions. In addition, there are internal company agreements, negotiated between the works council and the company itself. The next works council elections for most areas will take place during 2026.

In France, as of December 31, 2024, less than 1% of our employees were members of four of the five main unions. At least one representative from one of the five main unions was represented in the following legal entities: Cemex Granulats (two representatives), Cemex Bétons Ile de France (one representative), Cemex Bétons Sud-Ouest (one representative), Cemex Granulats Sud-Ouest (one representative), Cemex Bétons Rhone-Alpes (one representative), and Cemex Bétons Sud Est (one representative). All agreements are negotiated with unions and non-union representatives elected in the local workers council (Comité Social Et Économique) for periods of four years. The current agreements will expire on December 31, 2025.

In Israel, as of December 31, 2024, our aggregates manufacturing operations had existing special collective bargaining agreements with Histadrut, the largest employee organization in Israel (“Histadrut”). In addition, our concrete product landscape plant, Netivei Noy, has an existing special collective bargaining agreement with Histadrut that applies to the plant’s employees and will expire on December 31, 2026. The rest of our operations in Israel are not part of collective bargaining agreements.

In Egypt, as of December 31, 2024, all our eligible employees were represented by the Assiut Cement Labor Union and the General Building Materials Union. The collective bargaining agreement, of which our employees are party to, governs annual profit share and productivity bonus payments. The agreement was renewed in October 15, 2024 for a period of three years covering 2025, 2026 and 2027.

CEMEX • 2024 20-F REPORT • 312

PART I

In Panama, as of December 31, 2024, approximately 58.9% of our workforce were members of the Sindicato de Trabajadores de Cemento Bayano, a union which is a legal entity registered with the Panamanian Ministry of Labor. The union’s board of directors is elected every two to four years through a general voting process. A collective bargaining agreement is currently in effect through December 2027.

In Colombia, as of December 31, 2024, there were three regional sectionals of a single industry union that represents our employees at the Caracolito, Cúcuta and Maceo cement plants and mills, and a minority part of the logistics operations at the national level. As of the date of this annual report, the Clemencia regional sectional is undergoing a dissolution process. Another two unions represented a minority of the employees in the ready-mix concrete operations. There were also collective agreements with non-union workers at the Santa Rosa cement plant, all aggregates operations and the majority of the logistics and ready-mix concrete operations in Colombia. We consider our relationships with labor unions representing our employees in Colombia to be satisfactory.

In Caribbean TCL, as of December 31, 2024, the majority of our employees are covered under collective bargaining agreements except for those in the Guyana operations. All collective bargaining agreements in Trinidad have expired, however we are actively engaged in negotiations with the recognized majority union, Oilfields Workers’ Trade Union. In Barbados, the collective bargaining agreements expired on December 31, 2024. As of December 31, 2024, we have not received any proposals for new agreements from the union for our consideration. In Jamaica, as of December 31, 2024, approximately 54.41% of our employees were represented by unions, with the largest number being members of the Union of Clerical And Supervisory Employees (“UCASE”), representing the hourly paid employees (23.28%) and the monthly paid technicians and operators (14.22%), and STAFF Association, representing the coordinators and administrative assistants (16.91%). We are currently in negotiations with UCASE for our hourly paid employees, as the previous agreement expired on June 30, 2024. Similarly, negotiations are ongoing with STAFF Association and UCASE for our monthly paid employees, as each of collective bargaining agreements with these groups ended on December 31, 2024.

Share Ownership

As of December 31, 2024, to the best of our knowledge, the members of the Board of Directors of Cemex, S.A.B. de C.V. and our Senior Management, including their immediate families, owned, collectively, approximately 1.566% of Cemex, S.A.B. de C.V.’s outstanding shares, including shares underlying stock options and restricted CPOs under our RSIP. This percentage does not include shares held by the extended families of members of our senior management and directors, since, to the best of our knowledge, no voting arrangements or other agreements exist with respect to those shares. As of December 31, 2024, to the best of our knowledge, no individual member of the Board of Directors of Cemex, S.A.B. de C.V. or individual member of our senior management beneficially owned one percent or more of any class of Cemex, S.A.B. de C.V.’s outstanding capital stock and each such individual’s share ownership has not been previously disclosed to shareholders or otherwise made public.

Item 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The information contained in Amendment No. 17 to a statement on Schedule 13G, filed with the SEC on April 23, 2025, stated that according to their calculations made as of March 31, 2025, BlackRock beneficially owned 1,288,528,698 CPOs, representing 8.5% of Cemex, S.A.B. de C.V.’s outstanding capital stock. BlackRock does not

CEMEX • 2024 20-F REPORT • 313

PART I

have voting rights different from our other non-Mexican holders of CPOs. As required by Cemex, S.A.B. de C.V.’s by-laws, Cemex, S.A.B. de C.V.’s Board of Directors is required to approve BlackRock’s beneficial ownership of Cemex, S.A.B. de C.V.’s outstanding capital stock. Pursuant to the authorizations by Cemex, S.A.B. de C.V.’s Board of Directors, BlackRock is authorized to acquire up to 13% of Cemex, S.A.B. de C.V.’s capital stock with voting rights.

As of December 31, 2024, Cemex, S.A.B. de C.V.’s outstanding capital stock consisted of 29,016,656,496 Series A shares and 14,508,328,248 Series B shares, in each case including shares held by our subsidiaries. These numbers are based on our records, which may differ from those recorded by Indeval (as defined below).

As of January 1, 2024, all unvested CPOs were changed to ADSs and all awards granted under the RSIP since January 1, 2024 have been, and all future awards granted under the RSIP are expected to be, granted in ADSs.

As of December 31, 2024, 99.99% of Series A shares and 99.99% of Series B shares outstanding were held by the CPO trust. Each CPO represents two Series A shares and one Series B share. A portion of the CPOs is represented by ADSs. As set forth in the Deposit Agreement, holders of ADSs do not have the right to instruct the depositary as to the exercise of voting rights in respect of Series A shares underlying CPOs held in the CPO trust. Under the terms of the CPO trust agreement, Series A shares underlying CPOs held by non-Mexican nationals, including all Series A shares underlying CPOs represented by ADSs, will be voted by the CPO trustee according to the majority of all Series A shares held by Mexican nationals and Series B shares voted at the meeting. However, holders of ADSs will have the right to instruct the depositary to exercise the voting rights of the Series B shares underlying the CPOs represented by ADSs. Voting instructions may be given only with respect to ADSs representing an integral number of Series B shares. If the depositary shall not have received voting instructions from a holder of ADSs on or prior to the ADS voting instructions deadline, such holder shall be deemed, and the depositary and Cemex, S.A.B. de C.V. shall deem such holder, subject to the terms of the Deposit Agreement, to have instructed the depositary to give a discretionary proxy to a person designated by the technical committee appointed pursuant to the CPO trust agreement and which is formed by our employees, to vote the Series B shares underlying the CPOs represented by such holder’s ADSs in his or her discretion. The Series B shares underlying the CPOs represented by ADSs for which no actual or deemed voting instructions have been received will be voted by the trustee for the CPO trust in cooperation with, and under the direction of, a technical committee appointed pursuant to the terms of the CPO trust agreement and which is formed by our employees.

Other than BlackRock and the CPO trust, we are not aware of any person that is the beneficial owner of five percent or more of any class of Cemex, S.A.B. de C.V.’s voting securities.

As of December 31, 2024, Cemex, S.A.B. de C.V.’s subsidiaries owned approximately 6.3 million CPOs, representing approximately 0.0434% of Cemex, S.A.B. de C.V.’s outstanding voting stock. These CPOs are voted at the direction of our management. The voting rights of our subsidiaries over those CPOs are the same as those of any other CPO holder. As of the same date, we did not hold any CPOs in derivative instruments hedging expected cash flows of stock options exercises.

Cemex, S.A.B. de C.V.’s by-laws provide that its Board of Directors must authorize in advance any transfer of voting shares of its capital stock or any transaction that would result in any person or group of persons acting in concert, becoming a holder of 2% or more of Cemex, S.A.B. de C.V.’s voting shares. In the event this requirement is not met, the persons acquiring such shares will not be entitled to any corporate rights with respect to such shares, such shares will not be taken into account for purposes of determining a quorum for shareholders’ meetings, Cemex, S.A.B. de

C.V. will not record such persons as holders of such shares in its share registry and the registry undertaken by Indeval (as defined below) shall not have any effect.

CEMEX • 2024 20-F REPORT • 314

PART I

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

As of December 31, 2024, we had 418 ADS holders of record, holding 585,674,481 ADRs, representing 5,856,744,810 CPOs, or approximately 40.37% of Cemex, S.A.B. de C.V.’s outstanding capital stock as of such date.

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

From January 1, 2024 through December 31, 2024, Cemex entered into transactions with related parties for the sale and/or purchase of products, the sale and/or purchase of services and/or the lease of assets, none of which were material to Cemex, and, except for the transactions set forth below, to the best of Cemex’s knowledge, were not material to the related party, were incurred for non-material amounts for Cemex, and were executed under conditions following the same authorizations applied to other third parties.

These identified transactions, which involved members of Cemex, S.A.B. de C.V.’s Board of Directors and senior management, as applicable, are reviewed by the Corporate Practices and Finance Committee of Cemex, S.A.B. de C.V.’s Board of Directors and approved or ratified at least annually by Cemex, S.A.B. de C.V.’s Board of Directors, as per Cemex’s applicable policies on conflicts of interest and related party transactions. These transactions with related

CEMEX • 2024 20-F REPORT • 315

PART I

parties also include transactions with subsidiaries with significant non-controlling interests, including TCL, Caribbean Cement Company Limited, and CHP (divested); with other companies in which Cemex has a non-controlling position, including Neoris (divested), GCC and Lehigh White Cement Company; with companies in which Cemex, S.A.B. de C.V.’s Board of Director members are members of such company’s board of directors, including Banco Santander de Negocios de México, S.A. de C.V. and affiliates, Grupo ICA, S.A. de C.V. and affiliates, Carza, S.A.P.I. de C.V. and related companies, FEMSA, S.A.B. de C.V., Nemak, S.A.B. de C.V., NEG Natural, S.A. de C.V., Banco Mercantil del Norte, S.A. and affiliates, BBVA México S.A. and affiliates, Neoris, or have family members in ownership positions like Villarreal, García Campuzano, Gómez y Fernández, S.C.; and with companies at which members of Cemex’s senior management have family members, like Cementos Españoles de Bombeo, S. de R.L. (“CEB”), HSBC México, S.A. and affiliates, and Mckinsey & Company Inc. México, S.C. and affiliates, all of which, for the year ended December 31, 2024, were reviewed by the Corporate Practices and Finance Committee of Cemex, S.A.B. de C.V.’s Board of Directors and approved or ratified by the Cemex, S.A.B. de C.V.’s Board of Directors, as per Cemex’s applicable policies on conflicts of interest and related party transactions. Except as set forth below, none of these transactions proposed or executed in 2024 are material to Cemex or, to the best of our knowledge, the related party.

The most important transaction with related parties during the year ended December 31, 2024 included in Cemex’s financial statements was the following:

•	For the year 2024, Cemex incurred services from CEB, a provider of ready-mix pumping services to Cemex’s customers in Mexico, for $70 million.

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

Consolidated Financial Statements and Other Financial Information

See “Item 18—Financial Statements.”

Legal Proceedings

See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings.”

Dividends

A declaration of any dividend can be made by Cemex, S.A.B. de C.V.’s shareholders at any ordinary general shareholders’ meeting. Any dividend declaration is usually based upon the recommendation of Cemex, S.A.B. de C.V.’s Board of Directors. However, Cemex, S.A.B. de C.V.’s shareholders are not obligated to follow the Board of Director’s recommendation. Cemex, S.A.B. de C.V. may only pay dividends from retained earnings included in financial statements that have been approved by Cemex, S.A.B. de C.V.’s shareholders and after all losses have been paid, at least 5% of annual earnings have been set aside in a legal reserve until such reserve equals 20% of its

CEMEX • 2024 20-F REPORT • 316

PART I

paid-in capital and Cemex, S.A.B. de C.V.’s shareholders have approved the relevant dividend payment. See “Item 10—Additional Information—Taxation—Mexican Tax Considerations—General.” Since Cemex, S.A.B. de C.V. conducts its operations mainly through its subsidiaries, its most significant assets are its investments in those subsidiaries. Consequently, Cemex, S.A.B. de C.V.’s ability to pay dividends to its shareholders is largely dependent upon its ability to receive funds from its subsidiaries in the form of dividends, management fees or otherwise. The Credit Agreements and the indentures governing our outstanding Notes contain certain limitations on Cemex, S.A.B. de C.V.’s ability to declare and pay cash dividends or make other cash distributions to its shareholders. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Indebtedness and Certain Other Obligations—Cemex, S.A.B. de C.V.’s ability to repay debt and pay dividends is highly dependent on our subsidiaries’ ability to transfer income and dividends to us. As of the date of this annual report, we control publicly listed companies in Trinidad and Tobago and in Jamaica, where this risk is heightened.”

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

Cemex, S.A.B. de C.V. did not declare a dividend in fiscal years 2022 or 2023. Pursuant to the resolutions adopted at Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meeting held on March 22, 2024, Cemex, S.A.B. de C.V. paid a cash dividend to shareholders during the year ended December 31, 2024 in three installments of $0.012712 Mexican Pesos per share (equivalent to $0.000689 per share), $0.013496 Mexican Pesos per share (equivalent to $0.000689 per share) and $0.013886 Mexican Pesos per share (equivalent to $0.000689 per share), respectively. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings.”

Significant Changes

Except as described herein, no significant change has occurred since the date of our 2024 consolidated financial statements included elsewhere in this annual report.

Item 9—THE OFFER AND LISTING

Listing Details

Cemex, S.A.B. de C.V.’s CPOs are listed on the MSE and trade under the symbol “CEMEX.CPO.” Cemex, S.A.B. de C.V.’s ADSs, evidenced by ADRs, are listed on the NYSE and trade under the symbol “CX.”

CEMEX • 2024 20-F REPORT • 317

PART I

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

Stock Performance in the Securities Market

The following table sets forth, for the periods indicated, the reported high and low market quotations in Pesos for the CPOs on the MSE and the Mexican Institutional Stock Exchange (“BIVA”), and the high and low sales prices in Dollars for the ADSs on the NYSE. BIVA publishes quotations for our CPOs even though our CPOs are not listed on that stock exchange.

	CPOs(1)(2)			ADSs
Calendar Period	High	Low	Closing	High	Low	Closing

Annual

2020	11.16	4.21	10.27	5.63	1.63	5.17

2021	17.64	10.39	13.99	8.89	5.16	6.78

2022	13.96	6.52	7.88	6.82	3.2	4.05

2023	14.01	7.96	13.22	8.37	4.12	7.75

2024	15.15	10.47	11.68	9.15	5.17	5.64

Quarterly

2023

First quarter	10.28	7.96	9.89	5.67	4.12	5.53

Second quarter	12.54	9.58	12.10	7.30	5.24	7.08

Third quarter	14.01	11.35	11.37	8.37	6.50	6.50

Fourth quarter	13.92	10.67	13.22	8.21	5.81	7.75

2024

First quarter	14.86	12.67	14.67	9.01	7.41	9.01

Second quarter	15.15	11.44	11.71	9.15	6.29	6.39

Third quarter	12.75	11.11	12.06	6.88	5.60	6.10

Fourth quarter	12.09	10.47	11.68	6.16	5.17	5.64

Monthly

2025

January	12.47	11.03	12.30	6.08	5.36	5.93

February	13.85	12.23	12.63	6.78	5.98	6.20

March	12.92	11.55	11.55	6.36	5.61	5.61

April(3)	11.67	10.31	10.31	5.70	5.02	5.02

Source: Based on information from the MSE, BIVA, and NYSE.

(1)	As of December 31, 2024, the 99.99% of Cemex, S.A.B. de C.V.’s outstanding share capital was represented by CPOs.

(2)	Takes into consideration the highest and lowest market quotations either on the MSE or the BIVA, as applicable.

(3)	CPO and ADS prices are as of April 10, 2025.

CEMEX • 2024 20-F REPORT • 318

PART I

The following table sets forth, for the periods indicated, the total traded volume of CPOs on the MSE and the BIVA and ADSs on the NYSE.

Calendar Period	CPOs(1)(2)	ADSs(1)

Annual

2020	9,342	2,301

2021	8,231	2,203

2022	8,987	1,587

2023	11,526	1,631

2024	14,518	2,232

Quarterly

2023

First quarter	2,455	411

Second quarter	3,066	385

Third quarter	3,036	466

Fourth quarter	2,968	370

2024

First quarter	3,130	398

Second quarter	4,116	433

Third quarter	4,091	737

Fourth quarter	3,180	664

Monthly

2025

January	859	199

February	1,052	179

March	916	241

April(3)	473	205

Source: Based on information from the MSE, BIVA, and NYSE.

(1)	Amounts in millions.

(2)	Amounts include trading volumes on the MSE and on the BIVA

(3)	CPO and ADS prices are as of April 10, 2025.

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

CEMEX • 2024 20-F REPORT • 319

PART I

Cemex, S.A.B. de C.V. has two series of common stock: the Series A common stock, with no par value (“Series A shares”), which can only be owned by Mexican nationals, and the Series B common stock, with no par value (“Series B shares”), which can be owned by both Mexican and non-Mexican nationals. Cemex, S.A.B. de C.V.’s by-laws provide that the Series A shares may not be held by non-Mexican individuals, corporations, groups, units, trusts, associations or governments that are foreign or that allow non-Mexican individuals or entities to have any interest in them or in which foreign governments or their agencies have any interest. Cemex, S.A.B. de C.V.’s by-laws also provide that the Series A shares shall at all times account for a minimum of 64% of Cemex, S.A.B. de C.V.’s total outstanding voting stock and that the Series B shares shall at all times account for a maximum of 36% of Cemex, S.A.B. de C.V.’s total outstanding voting stock. Other than as described herein, holders of the Series A shares and the Series B shares generally have the same rights and obligations.

On March 28, 2019, Cemex, S.A.B. de C.V. held an extraordinary general shareholders’ meeting, at which its shareholders approved, among other items, changes to Articles 2 and 28 of Cemex, S.A.B. de C.V.’s by-laws. The changes, among other items, are the following: broadening Cemex, S.A.B. de C.V.’s corporate purpose to allow Cemex, S.A.B. de C.V. to engage in the transportation of goods, rendering of seaport related services for its marine terminals, manufacturing and commercialization of cement bags, among others; and to clarify that members of Cemex, S.A.B. de C.V.’s senior management are entitled to indemnification and liability protection only for liability arising from lack of diligence when acting in good faith and pursuant to our best interests.

On March 25, 2021, Cemex, S.A.B. de C.V. held an extraordinary general shareholders’ meeting, at which its shareholders approved changes to Article 2 of Cemex, S.A.B. de C.V.’s by-laws. The changes, among other things, further broaden Cemex, S.A.B. de C.V.’s written corporate purpose in order to allow Cemex, S.A.B. de C.V. to conduct certain activities, directly or indirectly through third parties, in line with Cemex, S.A.B. de C.V.’s needs and corporate vision.

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

For more information on the most recent amendments to Cemex, S.A.B. de C.V.’s by-laws, see “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings—Extraordinary General Shareholders’ Meeting.”

Changes in Capital Stock and Preemptive Rights

Subject to certain exceptions discussed below, Cemex, S.A.B. de C.V.’s by-laws allow for a decrease or increase in its capital stock if it is approved by its shareholders at a shareholders’ meeting. Additional shares of Cemex, S.A.B. de C.V.’s capital stock, having no voting rights or limited voting rights, are authorized by its by-laws and may be issued upon the approval of its shareholders at a shareholders’ meeting. Cemex, S.A.B. de C.V.’s by-laws provide that, subject to certain exceptions, shareholders have preemptive rights with respect to the class and in proportion to the number of shares of our capital stock they hold, in connection with any capital increase in the number of outstanding Series A shares, Series B shares or any other existing series of shares, as the case may be. Subject to certain requirements: (i) under article 53 of the Mexican Securities Market Law, this preemptive right to subscribe is not applicable to increases of Cemex, S.A.B. de C.V.’s capital through public offerings; (ii) under article 56 of the Mexican Securities Market Law, this preemptive right to subscribe is not applicable to shares we have repurchased and which we subsequently place with the public; (iii) under article 210-bis of the General Law of Negotiable Instruments and Credit Operations (Ley General de Títulos y Operaciones de Crédito), this preemptive right to subscribe is not

CEMEX • 2024 20-F REPORT • 320

PART I

applicable when issuing shares under convertible notes. Preemptive rights give shareholders the right, upon any issuance of shares by us, to purchase a sufficient number of shares to maintain their existing ownership percentages. Pursuant to Cemex, S.A.B. de C.V.’s by-laws and applicable law, preemptive rights must be exercised within 15 days following the publication of the notice of the capital increase through the electronic system established by the Ministry of Economy (Secretaría de Economía) or, in its absence, in the Official Gazette of the State of Nuevo León (Periódico Oficial del Estado de Nuevo León) or in any major newspaper published and distributed in the state of Nuevo León, Mexico.

Holders of ADSs may be restricted in their ability to participate in the exercise of such preemptive rights. See “Item 3—Key Information—Risk Factors—Risks Relating to Ownership of our Securities—Preemptive rights generally available under Mexican law may be unavailable to ADS holders.”

Pursuant to Cemex, S.A.B. de C.V.’s by-laws, significant acquisitions of shares of Cemex, S.A.B. de C.V.’s capital stock and changes of control of Cemex, S.A.B. de C.V. require prior approval from Cemex, S.A.B. de C.V.’s Board of Directors. Cemex, S.A.B. de C.V.’s Board of Directors must authorize in advance any and each transfer of, creation of any encumbrance or lien on, or other transaction, that would result in any person or group of persons becoming a holder of or otherwise acquiring the right to vote 2% or more of Cemex, S.A.B. de C.V.’s voting shares of capital stock. Cemex, S.A.B. de C.V.’s Board of Directors shall consider the following when determining whether to authorize such transfer or other transaction in respect of voting shares: (a) the type of investors involved; (b) if stock prices may be affected or if the number of Cemex, S.A.B. de C.V.’s shares outstanding would be reduced in such way that marketability may be affected; (c) whether the acquisition would result in the potential acquirer exercising a significant influence or being able to obtain control; (d) whether all applicable rules and Cemex, S.A.B. de C.V.’s by-laws have been observed by the potential acquirer; (e) whether the potential acquirers are our competitors or are persons or legal entities participating in companies, entities or persons that are our competitors and whether there is a risk of affecting market competition, or the potential acquirers could have access to confidential and privileged information; (f) the morality and economic solvency of the potential acquirers; (g) the protection of minority rights and the rights of our employees; and (h) whether an adequate base of investors would be maintained. If Cemex, S.A.B. de C.V.’s Board of Directors denies the authorization, or the transfer had been authorized on the basis of false or incorrect information or information had been withheld or the requirements established in Cemex, S.A.B. de C.V.’s by-laws are not complied with, the persons involved in the transfer shall not be entitled to exercise the voting rights corresponding to the transferred shares, such shares shall not be taken into account for the determination of the quorums of attendance and voting at shareholders’ meetings and the transfers shall not be recorded or have any effect in our share registry and the registry undertaken by Indeval, the Mexican securities depositary.

Any acquisition of shares of Cemex, S.A.B. de C.V.’s capital stock representing 30% or more of its capital stock by a person or group of persons requires prior approval from Cemex, S.A.B. de C.V.’s Board of Directors and, in the event approval is granted, the acquirer has an obligation to make a public offer to purchase all of the outstanding shares of Cemex, S.A.B. de C.V.’s capital stock.

In the event the requirements for significant acquisitions of shares of Cemex, S.A.B. de C.V.’s capital stock are not met, the persons acquiring such shares will not be entitled to any corporate rights (mainly voting rights) with respect to such shares, such shares will not be taken into account for purposes of determining a quorum for shareholders’ meetings, Cemex, S.A.B. de C.V. will not record such persons as holders of such shares in its share registry and the registry undertaken by Indeval shall not have any effect. Cemex, S.A.B. de C.V.’s by-laws require the stock certificates representing shares of its capital stock to make reference to the provisions in its by-laws relating to the prior approval of Cemex, S.A.B. de C.V.’s Board of Directors for significant share transfers and the requirements for recording share transfers in its share registry. In addition, shareholders are responsible for informing Cemex, S.A.B.

CEMEX • 2024 20-F REPORT • 321

PART I

de C.V. within five business days whenever their shareholdings reach 5%, 10%, 15%, 20%, 25%, and 30% of Cemex, S.A.B. de C.V.’s capital stock. If a person acquires beneficial ownership (within the meaning of Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”)) of 20% or more in voting power of the outstanding voting stock of Cemex, S.A.B. de C.V., a change of control will be deemed to have occurred under the Credit Agreements, the indentures governing our Notes and other debt agreements of Cemex.

Cemex, S.A.B. de C.V. is required to maintain a share registry to record the names, nationalities and domiciles of all significant shareholders, and any shareholder that meets or exceeds these thresholds must be recorded in this registry if such shareholder is to be recognized or represented at any shareholders’ meeting. If a shareholder fails to inform Cemex, S.A.B. de C.V. of its shareholdings reaching a threshold as described above, Cemex, S.A.B. de C.V. will not record the transactions that cause such threshold to be met or exceeded in Cemex, S.A.B. de C.V.’s share registry, and such transaction will have no legal effect and will not be binding on Cemex, S.A.B. de C.V.

Cemex, S.A.B. de C.V.’s by-laws also require that its shareholders comply with applicable laws regarding acquisitions of securities and mandatory public disclosure of certain shareholders’ agreements.

Repurchase Obligation

In accordance with Mexican securities regulations, Cemex, S.A.B. de C.V. is obligated to make a public offer for the purchase of the entirety of its outstanding capital stock held by its non-controlling shareholders if Cemex, S.A.B. de C.V.’s registration with the Mexican securities registry is canceled, either by resolution of its shareholders or by an order of the CNBV. The minimum price at which we must purchase the stock is the higher of:

•

the weighted average price per share based on the weighted average trading price of Cemex, S.A.B. de C.V.’s CPOs on the MSE during the latest period of 30 trading days preceding the date of the offer, for a period not to exceed six months; or

•	the book value per share, as reflected in the last quarterly report filed with the CNBV and the MSE before the date of the offer.

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

Following the cancelation of Cemex, S.A.B. de C.V.’s registration with the Mexican securities registry, it must place in a trust set up for that purpose for a six-month period an amount equal to that required to purchase the remaining shares held by shareholders who did not participate in the offer at the same price paid to the shareholders who did participate in the offer.

Shareholders’ Meetings and Voting Rights

Shareholders’ meetings may be called by:

•	Cemex, S.A.B. de C.V.’s Board of Directors or the Corporate Practices and Finance Committee or Audit Committee;

•

shareholders representing at least 10% of outstanding and fully paid shares, by making a request to the Chairman of Cemex, S.A.B. de C.V.’s Board of Directors or to the President of Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee or Audit Committee; or

CEMEX • 2024 20-F REPORT • 322

PART I

•

any shareholder (i) if no meeting has been held for two consecutive years or when the matters referred to in Article 181 of the General Law of Commercial Companies of Mexico (Ley General de Sociedades Mercantiles) (“LGSM”) have not been dealt with or (ii) when, for any reason, the required quorum for valid sessions of the Corporate Practices and Finance Committee and Audit Committee was not reached and the Board of Directors failed to make the appropriate provisional appointments; or

•

a Mexican court of competent jurisdiction, in the event Cemex, S.A.B. de C.V.’s Board of Directors or the Corporate Practices and Finance Committee and Audit Committee do not comply with the valid shareholders’ request described above.

Notice of shareholders’ meetings must be published through the electronic system established by the Ministry of Economy (Secretaría de Economía) or, in its absence, in the Official Gazette of the State of Nuevo León (Periódico Oficial del Estado de Nuevo León), Mexico or in any major newspaper published and distributed in the state of Nuevo León, Mexico. The notice must be published at least 15 days prior to the date of any shareholders’ meeting. Cemex, S.A.B. de C.V.’s by-laws require that all information and documents relating to the shareholders’ meeting be available to shareholders beginning the day the corresponding notice of shareholders’ meeting is published.

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

An ordinary general shareholders’ meeting must be held during the first four months after the end of each of Cemex, S.A.B. de C.V.’s fiscal years. Among other matters, pursuant to Mexican law and Cemex, S.A.B. de C.V.’s by-laws, Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting is in charge of the following:

•

reviewing the annual report of Cemex, S.A.B. de C.V.’s Chief Executive Officer, which shall include information on the state of our business and financial statements for the preceding fiscal year, and shall be accompanied by the external auditor’s report (the “CEO’s Report”);

•	reviewing the Board of Directors’ opinion on the CEO’s Report;

•	reviewing the annual reports of each of Cemex, S.A.B. de C.V.’s Board of Directors, and the Corporate Practices and Finance Committee and Audit Committee of the Board of Directors;

•	electing, removing or replacing the members of Cemex, S.A.B. de C.V.’s Board of Directors, including its Chairman, which are customarily voted on an individual basis;

•	assessing the level of independence of the members of Cemex, S.A.B. de C.V.’s Board of Directors;

•

electing, removing or replacing the members of Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee and the Audit Committee, including their respective presidents, which are customarily voted on an individual basis;

•	approving any transaction that represents 20% or more of Cemex, S.A.B. de C.V.’s consolidated assets;

•	fixing the compensation to be paid to the members of Cemex, S.A.B. de C.V.’s Board of Directors and its Committees;

•	fixing the maximum amount of resources that, for each year, may be allocated to the purchase of Cemex, S.A.B. de C.V.’s shares or securities representing such shares;

CEMEX • 2024 20-F REPORT • 323

PART I

•	determining how the profits corresponding to the preceding year shall be allocated; and

•	resolving any issues not reserved for extraordinary shareholders’ meetings.

A general extraordinary shareholders’ meeting may be called at any time to deal with any of the matters specified by Article 182 of the LGSM, which incude:

•	extending Cemex, S.A.B. de C.V.’s corporate existence;

•	Cemex, S.A.B. de C.V.’s voluntary dissolution;

•	increasing or reducing Cemex, S.A.B. de C.V.’s fixed capital stock;

•	changing Cemex, S.A.B. de C.V.’s corporate purpose;

•	changing Cemex, S.A.B. de C.V.’s country of incorporation;

•	changing Cemex, S.A.B. de C.V.’s form of organization;

•	a proposed merger;

•	issuing preferred shares;

•	redeeming Cemex, S.A.B. de C.V.’s own shares;

•	any amendment to Cemex, S.A.B. de C.V.’s by-laws;

•	issuing certain bonds to be registered in the Mexican National Securities Registry; and

•	any other matter for which a special quorum is required by law or by Cemex, S.A.B. de C.V.’s by-laws.

In order to vote at a meeting of shareholders, shareholders must (i) appear on the list that Indeval and Indeval participants holding shares on behalf of the shareholders prepare prior to the meeting, or (ii) prior to the meeting, deposit the certificates representing their shares at Cemex, S.A.B. de C.V.’s offices or in a Mexican credit institution or brokerage house that operates in accordance with applicable laws in Mexico. The certificate of deposit with respect to the share certificates must be presented to Cemex, S.A.B. de C.V.’s company secretary at least 48 hours before a meeting of shareholders. Cemex, S.A.B. de C.V.’s company secretary verifies that the person in whose favor any certificate of deposit was issued is named in Cemex, S.A.B. de C.V.’s share registry and issues an admission pass authorizing that person’s attendance at the meeting of shareholders. See “Item 3—Key Information—Risk Factors—Risks Relating to Ownership of Our Securities—ADS holders may only indirectly vote the Series B shares represented by the CPOs deposited with the ADS depositary through the ADS depositary and are not entitled to vote the Series A shares represented by the CPOs deposited with the ADS depositary or to attend shareholders’ meetings.”

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

CEMEX • 2024 20-F REPORT • 324

PART I

The attendance quorum for an ordinary general shareholders’ meeting upon the first call is 50% of Cemex, S.A.B. de C.V.’s outstanding and fully paid shares. If the quorum is not met upon the first call, a second call to the meeting may be made and the quorum for the ordinary shareholders’ meeting on the second call is any number of Cemex, S.A.B. de C.V.’s outstanding and fully paid shares represented at the meeting. The attendance quorum for an extraordinary shareholders’ meeting upon the first call is 75% of Cemex, S.A.B. de C.V.’s outstanding and fully paid shares and, upon the second and subsequent calls, is 50% of Cemex, S.A.B. de C.V.’s outstanding and fully paid shares.

Rights of Minority Shareholders

Any shareholder or group of shareholders representing 10% or more of Cemex, S.A.B. de C.V.’s voting stock has the right to (i) appoint or remove one member of Cemex, S.A.B. de C.V.’s Board of Directors for each 10% of Cemex, S.A.B. de C.V.’s voting stock they hold, in addition to the directors appointed by the majority, whose appointment may only be revoked by other shareholders when the appointment of all other directors is also revoked; (ii) request the Chairman of Cemex, S.A.B. de C.V.’s Board of Directors or to the President of Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee or Audit Committee call a shareholders’ meeting; and (iii) demand a three day postponement of the voting on any resolution of which they deem they have not been sufficiently informed.

Under Mexican law, holders of at least 20% of Cemex, S.A.B. de C.V.’s outstanding capital stock entitled to vote on a particular matter may oppose any resolution reached at a shareholders’ meeting by filing a petition with a court of law for a court order to suspend the resolution within 15 days after the adjournment of the meeting at which the resolution was adopted, provided the opposing shareholders show that the challenged action violates Mexican law or Cemex, S.A.B. de C.V.’s by-laws and deliver a bond or other surety to the court to secure payment of any damages that we suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing shareholders. Relief under these provisions is only available to holders who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action and whose shares were not represented when the action was taken or, if represented, voted against it.

Under Mexican law and Cemex, S.A.B. de C.V.’s by-laws, an action for civil liabilities may be brought by or on behalf of the corporation against members of the Board of Directors and members of senior management for violation of their fiduciary duties to the corporation or for committing illicit acts. Such an action may be brought by the corporation itself or by shareholders representing 5% or more of Cemex, S.A.B. de C.V.’s outstanding capital stock. Recovery under any such action will be for the benefit of Cemex, S.A.B. de C.V. or its subsidiaries or affiliates that suffered damages as a result of the actions giving rise to the claim, and not for the benefit of the shareholders bringing the action.

Registration and Transfer

Cemex, S.A.B. de C.V.’s common stock is evidenced by share certificates in registered form with registered dividend coupons attached. Shareholders who have not deposited their shares into the CPO trust may hold their shares in the form of physical certificates or through institutions that have accounts with Indeval. Accounts may be maintained at Indeval by brokers, banks and other entities approved by the CNBV. Cemex, S.A.B. de C.V. maintains a stock registry, and, in accordance with Mexican law, only those holders listed in Cemex, S.A.B. de C.V.’s stock registry and those holding certificates issued by Indeval and by Indeval participants indicating ownership are recognized as Cemex, S.A.B. de C.V. shareholders.

Pursuant to Mexican law, any transfer of shares must be registered in Cemex, S.A.B. de C.V.’s stock registry, if effected physically, or through book entries that may be tracked back from Cemex, S.A.B. de C.V.’s stock registry to the records of Indeval.

CEMEX • 2024 20-F REPORT • 325

PART I

Redemption

Cemex, S.A.B. de C.V.’s capital stock is subject to redemption upon approval of our shareholders at an extraordinary shareholders’ meeting.

Share Repurchases

We may purchase Cemex, S.A.B. de C.V.’s outstanding shares or securities representing such shares up to the maximum amount approved by Cemex, S.A.B. de C.V.’s shareholders at an ordinary general shareholders’ meeting, which shall not exceed retained earnings. The economic and voting rights corresponding to repurchased shares cannot be exercised during the period the shares are owned by us. Except in the case of public tender offers or auctions authorized by the CNBV, repurchases of our shares or securities representing such shares shall be made on the MSE at the then prevailing market price in accordance with the Mexican Securities Market Law. If we intend to repurchase shares representing more than 1% of Cemex, S.A.B. de C.V.’s outstanding shares at a single trading session, we must inform the public of such intention at least 10 minutes before submitting any bid. If we intend to repurchase shares representing 3% or more of Cemex, S.A.B. de C.V.’s outstanding shares during a period of 20 trading days, we are required to conduct a public tender offer for such shares. We must conduct share repurchases as per the framework authorized by Cemex, S.A.B. de C.V.’s Board of Directors and through the person or persons approved by Cemex, S.A.B. de C.V.’s Board of Directors, through a single broker dealer during the relevant trading session and abstaining from submitting bids during the first and the last 30 minutes of each trading session. We must inform the MSE of the results of any share repurchase no later than the business day following any such share repurchase.

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

CEMEX • 2024 20-F REPORT • 326

PART I

profit sharing payments, for the preceding year. All shares of Cemex, S.A.B. de C.V.’s capital stock outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution.

Liquidation Rights

In the event Cemex, S.A.B. de C.V. is liquidated, the surplus assets remaining after payment of all its liabilities will be divided among Cemex, S.A.B. de C.V.’s shareholders in proportion to the respective shares held by them. The liquidator may, with the approval of Cemex, S.A.B. de C.V.’s shareholders, distribute the surplus assets in kind among Cemex, S.A.B. de C.V.’s shareholders, sell the surplus assets and divide the proceeds among Cemex, S.A.B. de C.V.’s shareholders or put the surplus assets to any other uses agreed at an extraordinary shareholders’ meeting.

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

Cemex, S.A.B. de C.V.

Avenida Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265, Mexico

Attn: Blake Haider / Patricio Treviño-Investor Relations

Telephone: +1 (212) 317-6011 / +52 (81) 8888-4327

Email: ir@cemex.com

The information on our website is not, and is not intended to be, part of this annual report and is not incorporated into this annual report by reference.

Capital Stock

At our ordinary general shareholders’ meeting held on March 25, 2021, we approved (a) a decrease in our capital stock, in its variable part, for the amount of Ps 3,150,021.51, through the cancellation of 1,134,484,680 ordinary treasury shares without par value, of which 756,323,120 were Series A shares and 378,161,560 were Series B shares, which were acquired through the repurchase program for the fiscal year 2020; and (b) a decrease in our capital stock, in its variable part, for the amount of Ps 9,466,882.27, through the cancellation of 3,409,510,974 ordinary treasury shares without par value, of which 2,273,007,316 were Series A shares and 1,136,503,658 were Series B shares, which supported new issues of convertible securities and/or to be subscribed and issued through public offering or private subscription, both in Mexico and abroad. The capital stock reductions were made at a theoretical value of Ps 0.00277661 per share.

During 2021, Cemex did not use the repurchase program authorized at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meetings held on March 26, 2020 and March 25, 2021. As no repurchases of shares or securities representing them took place during 2021, Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meeting held on March 24, 2022 did not include on its agenda the cancellation of shares repurchased by Cemex, S.A.B. de C.V.

During 2022, under the repurchase programs authorized at Cemex, S.A.B. de C.V.’s ordinary general shareholders’ meetings held on March 25, 2021 and March 24, 2022, Cemex, S.A.B. de C.V. repurchased 220.6 million CPOs, at a weighted average price in Mexican Pesos equivalent to $0.5026 per CPO, which was equivalent to an amount of

CEMEX • 2024 20-F REPORT • 327

PART I

$110.9 million. The shares repurchased during 2022 under such repurchase programs were proposed and subsequently approved for cancellation at Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meeting held on March 23, 2023.

Cemex, S.A.B. de C.V. did not declare a dividend in fiscal years 2022 or 2023. Pursuant to the resolutions adopted at Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meeting held on March 22, 2024, Cemex, S.A.B. de C.V. paid three installments of a cash dividend to shareholders during the year ended December 31, 2024 in the amount of $0.012712 Mexican Pesos per share (equivalent to $0.000689 per share), $0.013496 Mexican Pesos per share (equivalent to $0.000689 per share) and $0.013886 Mexican Pesos per share (equivalent to $0.000689 per share), respectively. See “Item 8—Financial Information—Dividends” for a description of Cemex, S.A.B. de C.V.’s policy on dividend distributions and dividend restrictions and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings.”

As of December 31, 2024, Cemex, S.A.B. de C.V.’s common stock was represented as follows:

	December 31, 2024
Shares(1)	Series A(2)	Series B(2)

Subscribed and paid shares	29,016,656,496	14,508,328,248

Unissued shares authorized for stock compensation programs	881,442,830	440,721,415

	29,898,099,326	14,949,049,663

(1)	As of December 31, 2024, 13,068,000,000 shares correspond to the fixed portion, and 31,779,148,989 shares correspond to the variable portion.

(2)

Series A or Mexican shares must represent at least 64% of Cemex, S.A.B. de C.V.’s capital stock and Series B or free subscription shares must represent at most 36% of Cemex, S.A.B. de C.V.’s capital stock.

Material Contracts

For a description of the material terms relating to the Notes, see “Item 5—Operating and Financial Review and Prospects—Trend Information— Summary of Material Contractual Obligations and Commercial Commitments Notes.”

For a description of the material terms relating to the Credit Agreements, see “Item 5—Operating and Financial Review and Prospects—Trend Information—Summary of Material Contractual Obligations and Commercial Commitments.”

For a description of the material terms relating to the Subordinated Notes, see “Item 5—Operating and Financial Review and Prospects—Trend Information—Summary of Material Contractual Obligations and Commercial Commitments—Subordinated Notes.”

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

CEMEX • 2024 20-F REPORT • 328

PART I

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

CEMEX • 2024 20-F REPORT • 329

PART I

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

This summary does not address U.S. federal estate, gift or other non-income tax considerations, the alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of CPOs or ADSs, nor does it address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of its particular circumstances or that may be relevant to certain types of U.S. Holders subject to special treatment under U.S. federal income tax law, such as banks and other financial institutions, pension plans, cooperatives, real estate investment trusts, regulated investment companies, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting, certain former citizens or long-term residents of the United States, tax-exempt entities (including private foundations), persons that directly, indirectly or constructively own 10% or more of our voting stock (by vote or value), persons that acquire CPOs or ADSs pursuant to any employee share option or otherwise as compensation, persons

CEMEX • 2024 20-F REPORT • 330

PART I

that hold CPOs or ADSs as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, persons whose functional currency is not the Dollar, or partnerships or other entities or arrangements subject to tax as partnerships for U.S. federal income tax purposes.

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

CEMEX • 2024 20-F REPORT • 331

PART I

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

We believe that we are a “qualified foreign corporation” because (i) the ADSs trade on the NYSE and (ii) we are eligible for the benefits of the Tax Treaty, which constitutes a comprehensive income tax treaty with the United States that includes an exchange of information program. Accordingly, we believe that any dividends we pay should constitute “qualified dividend income” for U.S. federal income tax purposes. However, we cannot assure you that we will continue to be considered a “qualified foreign corporation” or that our dividends will continue to constitute “qualified dividend income.”

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

CEMEX • 2024 20-F REPORT • 332

PART I

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

The documentation submitted by Cemex, S.A.B. de C.V. to the CNBV, including the annual report filed with the CNBV and the MSE, may be consulted at the MSE at its offices, or on its website at www.bmv.com.mx. Copies of such documentation may be obtained upon request by any investor, by contacting our investor relations team at our offices located at Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, San Pedro Garza García, Nuevo León, 66265, Mexico, or by calling +52 81 8888-4327, attention to Patricio Treviño, or by emailing ir@cemex.com. Additionally, certain information presented by Cemex, S.A.B. de C.V. to the CNBV and the MSE, and information related to Cemex, S.A.B. de C.V., can be found on its website at https://www.cemex.com/es/inversionistas/reportes/

Item 11—Quantitative and Qualitative Disclosures About Market Risk

See “Item 5—Operating and Financial Review and Prospects—Quantitative and Qualitative Market Disclosure.”

Item 12—Description of Securities Other Than Equity Securities

12A—Debt Securities

Not applicable.

CEMEX • 2024 20-F REPORT • 333

PART I

12B—Warrants and Rights

Not applicable.

12C—Other Securities

Not applicable.

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

Depositary Payments for the Year Ended December 31, 2024

In 2024, we received $2,025,099.65 (after applicable U.S. taxes and including payments to third parties) from our depositary bank, Citibank, N.A., to reimburse us for contributions towards our investor relations activities (including, but not limited to, investor meetings, conferences, and fees to investor relations service vendors) and other miscellaneous expenses related to the listing of our ADSs on the NYSE.

CEMEX • 2024 20-F REPORT • 334

PART II

PART II

Item 13—Defaults, Dividend Arrearages and Delinquencies

None.

Item 14—Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15—Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of Cemex, S.A.B. de C.V.’s CEO and CFO, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, and has concluded that our disclosure controls and procedures were effective as of December 31, 2024.

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

Under the supervision and with the participation of our management, including the CEO and CFO and principal financial and accounting officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, using the criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

CEMEX • 2024 20-F REPORT • 335

PART II

Attestation Report of the Independent Registered Public Accounting Firm

The report on the audit of the effectiveness of our internal control over financial reporting issued by KPMG Cárdenas Dosal, S.C., a registered public accounting firm appears on page F-68 of this annual report.

As a result of its audit of our consolidated financial statements for the years ended December 31, 2022, 2023 and 2024, KPMG Cárdenas Dosal, S.C. has not issued any adverse or qualified opinion or a disclaimer of opinion.

Changes in Internal Control Over Financial Reporting

We have not identified changes in our internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16—Reserved

Item 16A—Audit Committee Financial Expert

Cemex, S.A.B. de C.V.’s Board of Directors has determined that it has at least one “audit committee financial expert” (as defined in Item 16A of Form 20-F) serving on its Audit Committee. Mr. Everardo Elizondo Almaguer and Ramiro Gerardo Villarreal Morales meet the requisite qualifications.

Item 16B—Code of Ethics

We have adopted a written code of ethics that applies to all board members, employees, including our principal executive officer, principal financial officer and principal accounting officer, third parties (including, but not limited to, customers, suppliers, and contractors) and other stakeholders. All our employees are expected to comply with this code in their daily interactions.

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

(iii) Health and safety in the workplace: we plan to prevent incidents and safeguard the health and safety of our workforce and are committed to carrying out our business activities in a safe and efficient manner to care for the well- being of all those on our sites and those who may be impacted by our activities;

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

CEMEX • 2024 20-F REPORT • 336

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

(xii) Antitrust compliance: we operate in many countries and are subject to different antitrust laws and regulations. Therefore, we are committed to conducting our business activities in compliance with applicable local laws and regulations and our policies;

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

(xvii) Use of Cemex’s assets: employees should never use Cemex assets for their own benefit, and seek that the Company’s assets are not misused by others, stolen or damaged. When using company devices, it is prohibited for employees to create, view, store, request, or distribute anything of an offensive, illegal, or inappropriate nature;

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

CEMEX • 2024 20-F REPORT • 337

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

Attn: Luis Hernández Echávez

Telephone: +52 81 8888-8888

The information on our website is not, and is not intended to be, part of this annual report and is not incorporated into this annual report by reference.

Item 16C—Principal Accountant Fees and Services

Audit Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $17.3 million in fiscal year 2024 in connection with the professional services rendered for the audit of our annual financial statements and services normally provided by them relating to statutory and regulatory filings or engagements. In fiscal year 2023, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $16.4 million for these services.

Audit-Related Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $0.6 million in fiscal year 2024 for assurance and related services reasonably related to the performance of our audit. In fiscal year 2023, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $0.5 million for audit-related services.

Tax Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $1.0 million in fiscal year 2024 for tax compliance, tax advice and tax planning. In fiscal year 2023, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $1.6 million for tax-related services.

All other fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $0.1 million in fiscal year 2024 for products and services other than those comprising audit fees, audit-related fees and tax fees. In fiscal year 2023, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $0.3 million for products and services in this category. These fees relate mainly to services provided by KPMG to us with respect to our sustainability report assurance and other services.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee is responsible for, among other things, recommending to or assisting the Board of Directors in, as the case may be, the appointment, compensation and oversight of our independent external auditors. To assure

CEMEX • 2024 20-F REPORT • 338

PART II

the independence of our independent external auditors, our Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories “Audit Services,” “Audit-Related Services,” “Tax-Related Services” and “Other Services” that may be performed by our auditors, as well as the budgeted fee levels for each of these categories. All other permitted services must receive a specific approval from our Audit Committee. Our external auditor periodically provides a report to our Audit Committee in order for our Audit Committee to review the services that our external auditor is providing, as well as the status and cost of those services.

During the year ended December 31, 2024, there were no services provided to us by our external auditors that were performed pursuant to the de minimis exception.

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

Cemex’s corporate governance practices are governed by its by-laws, by the LGSM, the corporate governance provisions set forth in the Mexican Securities Market Law (Ley del Mercado de Valores), the Mexican Regulation for Issuers (Disposiciones de Carácter General aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores) issued by the CNBV and the MSE rules (Reglamento Interior de la Bolsa Mexicana de Valores) and by applicable U.S. securities laws. Cemex is also subject to the rules of the NYSE to the extent they apply to foreign private issuers. Except for those specific rules, foreign private issuers are permitted to follow home country practice in lieu of the provisions of Section 303A of the LCM.

Cemex, on a voluntary basis, also complies with the Mexican Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas) which, as indicated below, was promulgated by a committee established by the Mexican Corporate Coordination Board (Consejo Coordinador Empresarial). The Mexican Corporate Coordination Board provides recommendations for better corporate governance practices for listed companies in Mexico, and the Mexican Code of Best Corporate Practices has been endorsed by the CNBV.

CEMEX • 2024 20-F REPORT • 339

PART II

The following is a summary of significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under the NYSE’s listing standards.

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE

303A.01

Listed companies must have a majority of independent directors on its board of directors.	Pursuant to the Mexican Securities Market Law, Cemex, S.A.B. de C.V. is required to have a board of directors with a maximum of 21 members, of which at least 25% must be independent. Consistent with the provisions of the Mexican Securities Market Law, determination as to the independence of Cemex, S.A.B. de C.V.’s directors is made by Cemex, S.A.B. de C.V.’s shareholders at the time of their election at the corresponding shareholders’ meeting. As of December 31, 2024, Cemex, S.A.B. de C.V.’s Board of Directors had 13 members, of which 77% were independent under the Mexican Securities Market Law. For information on the composition of Cemex, S.A.B. de C.V.’s Board of Directors as of the date of this annual report, see “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings—Ordinary General Shareholders Meeting.”

303A.02

A listed company’s board of directors must perform director independence tests and affirmatively determine a director has no material relationship with the listed company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the listed company, after broadly considering all relevant facts and circumstances.	The Mexican Securities Market Law does not provide for a specific definition of “independence”; instead, article 26 of the Mexican Securities Market Law sets forth circumstances under which a director will be disqualified from being considered independent. This differs from the standards set forth in Section 303A.02 of the LCM. Generally, under the Mexican Securities Market Law, a director is not independent (i) if such director is or was, in the 12 months preceding the appointment as director, an employee or officer of the company or its subsidiaries; (ii) if such director is an individual that has significant influence over or other control relationship with the company or its subsidiaries; (iii) if such director is a shareholder that is part of a group that controls the company; (iv) if such director is a client, supplier, debtor, creditor, shareholder, director or employee of a company that is an important client, supplier, debtor or creditor of the company; or (v) if such director has a familial relationship with a person described in (i) to (iv) above. Consistent with the

CEMEX • 2024 20-F REPORT • 340

PART II

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE
provisions of the Mexican Securities Market Law, determination as to the independence of Cemex, S.A.B. de C.V.’s directors is made by Cemex, S.A.B. de C.V.’s shareholders at the time of their election at the corresponding shareholders’ meeting.

303A.03

Non-management directors must meet at regularly scheduled executive meetings that are not attended by management.	Under Cemex, S.A.B. de C.V.’s by-laws and Mexican laws and regulations, our non-management and independent directors are not required to meet in executive sessions. Cemex, S.A.B. de C.V.’s Board of Directors must meet at least four times per year.

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

Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee operates pursuant to the provisions of the Mexican Securities Market Law and Cemex, S.A.B. de C.V.’s by-laws. As of December 31, 2024 and as of the date of this annual report, Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee is composed of three independent directors under the Mexican Securities Market Law.

Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee is responsible for performing the role of a nominating/corporate governance committee, mainly by evaluating the employment and compensation of the Chief Executive Officer and the Chairman of the Board of Directors; reviewing the hiring and compensation policies for executive officers; reviewing related party transactions and any conflicts of interest; reviewing policies regarding use of corporate assets; reviewing unusual or material transactions; evaluating waivers granted to directors or executive officers regarding participation in and benefitting from corporate opportunities; evaluating financial plans; reviewing the financial strategy and its implementation; evaluating merger and acquisitions opportunities as well as asset sales, including financial and related transactions; and carrying out other activities described under Mexican

CEMEX • 2024 20-F REPORT • 341

PART II

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE
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

Cemex, S.A.B. de C.V.’s Audit Committee operates pursuant to the provisions of the Mexican Securities Market Law and Cemex, S.A.B. de C.V.’s by-laws.

As of December 31, 2024 and as of the date of this annual report, Cemex, S.A.B. de C.V.’s Audit Committee is composed of three independent members under the Mexican Securities Market Law. According to Cemex, S.A.B. de C.V.’s by-laws and the Mexican Securities Market Law, all of the members must be independent under the Mexican Securities Market Law.

Cemex, S.A.B. de C.V.’s Audit Committee is responsible for evaluating internal control and procedures and identifying deficiencies; following up with corrective and preventive measures in response to any non-compliance with operation and accounting guidelines and policies; evaluating the performance of external auditors and analyzing the reports, opinions, and other information issued by such external auditors;

CEMEX • 2024 20-F REPORT • 342

PART II

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE

describing and valuing non-audit services performed by external auditors; reviewing financial statements and determining if their approval should be recommended to the Board of Directors; informing the Board of Directors of the state of the company’s internal control, internal audit, and accounting systems, including any breaches detected; supporting the Board of Directors in producing different reports submitted to the shareholders; assessing the effects of any modifications to the accounting policies approved during any fiscal year; reviewing the state of Cemex’s compliance systems and measures taken to strengthen them; reviewing internal audits and deficiencies around operative risks, and approval of evaluation plans to mitigate operative risks and self-audits; identification, evaluation, and follow up on the main risks affecting the company and its subsidiaries; overseeing measures adopted as a result of any observations made by shareholders, directors, executive officers, employees, or any third parties with respect to accounting, internal control, and internal and external audit, as well as any complaints regarding management irregularities; supervising complaints raised by employees, third parties and other stakeholders to report ethical, corruption, and/or compliance matters utilizing confidential methods and other whistleblowing mechanisms; ensuring compliance by the Chief Executive Officer with the resolutions adopted by the shareholders and Board of Directors; and analyzing the risks identified by independent auditors, accounting, internal control, and process assessment areas.

Cemex, S.A.B. de C.V.’s Board of Directors has determined that it has at least one member that qualifies as an “audit committee financial expert,” for purposes of SOX, serving on its Audit Committee. We believe all of the members of the Audit Committee of Cemex, S.A.B. de C.V.’s Board of Directors are financially literate and have experience in accounting and financial administration. See “Item 6—Directors, Senior Management, and Employees—Senior Management and Directors—Board of Directors Skill Matrix.”

Cemex, S.A.B. de C.V.’s Audit Committee meets as required by Cemex, S.A.B. de C.V.’s by-laws and by Mexican laws and regulations.

CEMEX • 2024 20-F REPORT • 343

PART II

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE

303A.09

Listed companies must adopt and disclose corporate governance guidelines and to include such information on the company’s website.	Cemex, S.A.B. de C.V.’s by-laws and Mexican laws and regulations provide the most relevant corporate governance practices that must be followed by Cemex, S.A.B. de C.V. On an annual basis, we file a report with the MSE regarding our compliance with the Mexican Code of Best Corporate Practices, which is also public.

303A.10

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Cemex, S.A.B. de C.V. has adopted and disclosed a written code of business conduct and ethics that applies to all of our directors, officers and employees.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Shareholder approval is not expressly required under Cemex, S.A.B. de C.V.’s by-laws for the adoption and amendment of an equity compensation plan. However, at our annual shareholders’ meeting held on March 22, 2024, Cemex, S.A.B. de C.V.’s shareholders resolved to extend the RSIP until December 31, 2028.

CEMEX • 2024 20-F REPORT • 344

PART II

Item 16H—Mine Safety Disclosure
The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 15.1 to this annual report.
Item 16I—Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J—Insider Trading Policies
We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 97.2 to this Annual Report on Form
20-F.
Item 16K—Cybersecurity
Risk Management and Strategy
We regularly assess risks from cybersecurity threats, monitor our information systems for potential vulnerabilities and test those systems pursuant to our cybersecurity policies, processes, and practices, which are integrated into our overall risk management system.
We strive to mitigate these risks through cybersecurity risk management, strategy, and governance efforts, which include the safeguarding of our systems and electronic information through a set of cybersecurity controls, processes, proactive monitoring, and disaster recovery plans that seek to minimize business disruptions. To protect our information systems from cybersecurity threats, we use various security tools that help us identify, escalate, investigate, resolve and recover from cybersecurity incidents in an appropriate manner. These efforts include our risk management process, which comprises frameworks such as the International Organization for Standardization (“ISO”) 27001:2022 and standards published by the National Institute of Standards and Technology. We also perform periodic scans, network vulnerability assessments, penetration tests, adversary simulations and risk assessments.
 Additionally, we engage third-party service providers such as IBM, Microsoft, and HCL Technologies to assist us in managing risks associated with cybersecurity threats. Additionally, we have established processes for third party management which include risk assessment to identify, assess and mitigate risks related to our service providers.
We have a security operations center that provides cybersecurity monitoring, correlation, and response to protect our digital assets, assisted with AI tools and cyberthreat intelligence services. We have an established cybersecurity incident response plan and disaster recovery plans with the objective of handling incidents across the organization that could cause major disruptions to our business. These plans are periodically tested with a view to improvement based on findings, environment changes, and external assessment. Our employees are encouraged to contribute to our cybersecurity efforts. We have implemented awareness and education programs across the company that include phishing simulation campaigns, global webinars, informative material about threats and best practices and a formal security training path.
As of December 31, 2024, risks from cybersecurity threats have not materially affected the company. For more information about these risks, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Business and Operations—We are increasingly dependent on information technology and our systems and infrastructure, as well as those provided by third-party service providers, face certain risks, including cyber-security risks.”

CEMEX
• 2024 20-F REPORT •
 346

PART II

Governance
Our Board of Directors oversees our risk management process, including cybersecurity risks, directly and through its Audit Committee. The Audit Committee of our Board of Directors oversees our risk management program, which focuses on the most significant risks we face in the short-, intermediate-, and long-term timeframes. The Audit Committee’s meetings include discussions of specific risk areas throughout the year, including, among others, those relating to cybersecurity, as well as reports on our enterprise risk profile on an annual basis.
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
Our management takes a risk-based approach in cybersecurity matters and has implemented cybersecurity policies throughout our operations that are designed to address cybersecurity threats and incidents, including those described under section “—Risk Management and Strategy” above. Our cybersecurity function is mainly responsible for performing regular risk assessments to identify threats to Cemex’s areas, operations, businesses and processes. Cemex’s Information Security Committee is a multidisciplinary team, headed by our cybersecurity function, which evaluates performance metrics, risk mitigation tactics, security policies, and procedures on a regular basis. It reports to the VP IT every six months on metrics, risks, and strategies to be presented to our Board of Director’s Audit Committee.

CEMEX
• 2024 20-F REPORT •
 347

Cemex, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Income
(Millions of U.S. Dollars, except for earnings per share)

		Years ended December 31,
	Notes	2024	2023	2022

Revenues	3	$16,200	16,554	14,706
Cost of sales	5	(10,761)	(10,979)	(10,221)

Gross profit		5,439	5,575	4,485

Operating expenses	6	(3,611)	(3,616)	(3,124)

Operating earnings before other expenses, net	2	1,828	1,959	1,361

Other expenses, net	7	(7)	(211)	(488)

Operating earnings		1,821	1,748	873

Financial expense	8.1, 17	(555)	(539)	(505)
Financial income and other items, net	8.2	(379)	16	172
Share of profit of equity accounted investments	14.1	93	98	30

Earnings before income tax		980	1,323	570

Income tax	20	(67)	(1,204)	(168)

Net income from continuing operations		913	119	402

Discontinued operations	4.2	47	80	483

CONSOLIDATED NET INCOME		960	199	885
Non-controlling interest net income		21	17	27

CONTROLLING INTEREST NET INCOME		$939	182	858

Basic earnings per share	23	$0.0217	0.0042	0.0197
Basic earnings per share from continuing operations	23	$0.0206	0.0023	0.0086

Diluted earnings per share	23	$0.0213	0.0041	0.0193
Diluted earnings per share from continuing operations	23	$0.0202	0.0023	0.0085
The accompanying notes are part of these consolidated financial statements.

Cemex, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Comprehensive Income
(Millions of U.S. Dollars)

		Years ended December 31,
	Notes	2024	2023	2022

CONSOLIDATED NET INCOME		$960	199	885

Items that will not be reclassified subsequently to the statement of income
Net actuarial gains (losses) from remeasurements of defined benefit pension plans	19	74	(45)	176
Effects from strategic equity investments	14.2	1	(2)	(9)
Income tax benefit (expense) recognized directly in other comprehensive income	20	(11)	5	(32)

		64	(42)	135

Items that are or may be reclassified subsequently to the statement of income
Results from derivative financial instruments designated as cash flow hedges	17.4	(140)	(7)	80
Currency translation results of foreign subsidiaries	21.2	(206)	255	(326)
Income tax benefit recognized directly in other comprehensive income	20	(37)	1	18

		(383)	249	(228)

Total items of other comprehensive income (loss), net		(319)	207	(93)

CONSOLIDATED COMPREHENSIVE INCOME		641	406	792
Non-controlling interest comprehensive income (loss)		(31)	31	(36)

CONTROLLING INTEREST COMPREHENSIVE INCOME		$672	375	828
The accompanying notes are part of these consolidated financial statements.

Cemex, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Financial Position
(Millions of U.S. Dollars)

		As of December 31,
	Notes		2024	2023

ASSETS
CURRENT ASSETS
Cash and cash equivalents	9	$	864	624
Trade accounts receivable	10		1,582	1,751
Other accounts receivable	11		715	650
Inventories	12		1,485	1,789
Assets held for sale and other current assets	13		370	191

Total current assets		$	5,016	5,005

NON-CURRENT ASSETS
Investments in associates and joint ventures	14.1		753	729
Other investments and non-current accounts receivable	14.2		256	340
Property, machinery and equipment, net and assets for the right-of-use, net	15		11,240	12,466
Goodwill and intangible assets, net	16		9,361	9,530
Deferred income tax assets	20.2		673	363

Total non-current assets			22,283	23,428

TOTAL ASSETS		$	27,299	28,433

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current debt	17.1		189	25
Other current financial obligations	17.2		927	950
Trade accounts payable	18.1		3,090	3,109
Income tax payable	20.4		469	1,082
Other current liabilities	18.2		1,326	1,620
Liabilities related to assets held for sale	13		91	—

Total current liabilities		$	6,092	6,786

NON-CURRENT LIABILITIES
Non-current debt	17.1		5,340	6,203
Other non-current financial obligations	17.2		902	986
Pensions and other post-employment benefits	19		559	735
Deferred income tax liabilities	20.2		548	443
Other non-current liabilities	18.3		1,381	1,164

Total non-current liabilities			8,730	9,531

TOTAL LIABILITIES		$	14,822	16,317

STOCKHOLDERS’ EQUITY
Controlling interest:
Common stock and additional paid-in capital	21.1		7,699	7,699
Other equity reserves and subordinated notes	21.2		(770)	(363)
Retained earnings	21.3		5,247	4,428

Total controlling interest			12,176	11,764
Non-controlling interest	21.4		301	352

TOTAL STOCKHOLDERS’ EQUITY			12,477	12,116

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$	27,299	28,433
The accompanying notes are part of these consolidated financial statements.

Cemex, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Cash Flows
(Millions of U.S. Dollars)

		Years ended December 31,
	Notes			2024	2023	2022
OPERATING ACTIVITIES
Consolidated net income			$	960	199	885
Discontinued operations				47	80	483

Net income from continuing operations				913	119	402
Adjustments for:
Depreciation and amortization of assets	5, 6			1,250	1,190	1,072
Impairment losses of longed-lived assets	7			122	43	442
Share of profit of equity accounted investments	14.1			(93)	(98)	(30)
Results on sale of associates, fixed assets and others				(172)	(41)	(120)
Financial expense, financial income and other financial items, net				934	523	333
Income taxes	20			67	1,204	168
Decrease (increase) in working capital, excluding income taxes				231	192	(390)

Cash flows provided by operating activities from continuing operations				3,252	3,132	1,877

Interest paid				(621)	(549)	(493)
Income taxes paid	20.4			(878)	(515)	(136)

Net cash flows provided by operating activities from continuing operations				1,753	2,068	1,248
Net cash flows provided by operating activities from discontinued operations				141	154	120

Net cash flows provided by operating activities after interest and income taxes				1,894	2,222	1,368

INVESTING ACTIVITIES
Investment in property, machinery and equipment, net	15			(1,000)	(865)	(755)
Investment in intangible assets, net	16.1			(296)	(207)	(151)
Disposal (acquisition) of subsidiaries and associates, net	4, 14.1			1,020	(189)	341
Non-current assets and others, net				35	22	(14)

Cash flows used in investing activities from continuing operations				(241)	(1,239)	(579)
Net cash flows used in investing activities from discontinued operations				(87)	(83)	(61)

Net cash flows used in investing activities				(328)	(1,322)	(640)

FINANCING ACTIVITIES
Proceeds from new debt instruments	17.1			5,048	2,938	2,006
Debt repayments	17.1			(5,497)	(3,840)	(2,420)
Issuance of subordinated notes	21.2			—	992	—
Other financial obligations, net	17.2			(292)	(274)	(197)
Own shares repurchase program	21.1			—	—	(111)
Dividends paid	21.1			(90)	—	—
Shares in trust for future deliveries under share-based compensation	22			(52)	(45)	(36)
Changes in non-controlling interests	21.4			(2)	(62)	(14)
Derivative financial instruments	17.4			(37)	(189)	34
Coupons on subordinated notes	21.2, 21.4			(143)	(120)	(51)
Non-current liabilities, net				(188)	(101)	(172)

Net cash flows used in financing activities				(1,253)	(701)	(961)

Increase (decrease) in cash and cash equivalents from continuing operations				259	128	(292)
Increase in cash and cash equivalents from discontinued operations				54	71	59
Foreign currency translation effect on cash				(73)	(70)	115
Cash and cash equivalents at beginning of period				624	495	613

CASH AND CASH EQUIVALENTS AT END OF PERIOD	9		$	864	624	495

Changes in working capital, excluding income taxes:
Trade accounts receivable			$	56	(27)	(208)
Other accounts receivable and other assets				(45)	21	(23)
Inventories				196	68	(464)
Trade accounts payable				159	(45)	290
Other accounts payable and accrued expenses				(135)	175	15

Decrease (increase) in working capital, excluding income taxes		$		231	192	(390)
The accompanying notes are part of these consolidated financial statements.

Cemex, S.A.B. de C.V. and Subsidiaries
Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

	Notes	Common stock	Additional paid-in capital	Other equity reserves and subordinated notes	Retained earnings	Total controlling interest	Non- controlling interest	Total stockholders’ equity
Balance as of December 31, 2021		$318	7,492	(1,371)	3,388	9,827	444	10,271
Net income for the period		—	—	—	858	858	27	885
Other comprehensive loss for the period		—	—	(30)	—	(30)	(63)	(93)

Total of other comprehensive income (loss) for the period	21.2	—	—	(30)	858	828	(36)	792
Own shares purchased under shares repurchase program	21.1	—	—	(111)	—	(111)	—	(111)
Shares in trust for future deliveries under share-based compensation	22	—	—	(36)	—	(36)	—	(36)
Share-based compensation	22	—	—	47	—	47	—	47
Coupons accrued on subordinated notes	21.2	—	—	(54)	—	(54)	—	(54)

Balance as of December 31, 2022		318	7,492	(1,555)	4,246	10,501	408	10,909
Net income for the period		—	—	—	182	182	17	199
Other comprehensive income for the period		—	—	193	—	193	14	207

Total of other comprehensive income for the period	21.2	—	—	193	182	375	31	406
Cancellation of own shares by shareholders’ resolution	21.1	—	(111)	111	—	—	—	—
Shares in trust for future deliveries under share-based compensation	22	—	—	(45)	—	(45)	—	(45)
Issuance of subordinated notes	21.2	—	—	992	—	992	—	992
Changes in non-controlling interest	21.4	—	—	—	—	—	(87)	(87)
Share-based compensation	22	—	—	61	—	61	—	61
Coupons accrued on subordinated notes	21.2	—	—	(120)	—	(120)	—	(120)

Balance as of December 31, 2023		318	7,381	(363)	4,428	11,764	352	12,116
Net income for the period		—	—	—	939	939	21	960
Other comprehensive income for the period		—	—	(267)	—	(267)	(52)	(319)
Total of other comprehensive income for the period	21.2	—	—	(267)	939	672	(31)	641

Dividends declared	21.1	—	—	—	(120)	(120)	—	(120)
Shares in trust for future deliveries under share-based compensation	22	—	—	(52)	—	(52)	—	(52)
Changes in non-controlling interest	21.4	—	—	—	—	—	(20)	(20)
Share-based compensation	22	—	—	55	—	55	—	55
Coupons accrued on subordinated notes	21.2	—	—	(143)	—	(143)	—	(143)

Balance as of December 31, 2024		$318	7,381	(770)	5,247	12,176	301	12,477

The accompanying notes are part of these consolidated financial statements.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

1)	DESCRIPTION OF BUSINESS
Cemex, S.A.B. de C.V., originated in 1906, is a publicly traded variable stock corporation
(Sociedad Anónima Bursátil de Capital Variable)
organized under the laws of Mexico, and is the parent company of entities whose main activities are oriented to the construction industry, through the production, marketing, sale and distribution of cement, ready-mix
concrete, aggregates, urbanization solutions and other construction materials and services. In addition, Cemex, S.A.B. de C.V. performs significant business and operational activities in Mexico.
The shares of Cemex, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) (
Certificados de Participación Ordinaria
) under the symbol “CemexCPO.” Each CPO represents two series “A” shares and one series “B” share of the common stock of Cemex, S.A.B. de C.V. In addition, Cemex, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as
American Depositary Shares
(“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.
The terms “Cemex, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the financial statements refer to Cemex, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “Cemex” refer to Cemex, S.A.B. de C.V. together with its consolidated subsidiaries.
The issuance of these consolidated financial statements was authorized by the Board of Directors of the Parent Company on February 5, 2025 considering the favorable recommendation of its Audit Committee. These financial statements will be submitted for approval to the annual general ordinary shareholders’ meeting of the Parent Company on March 25, 2025.

2)	BASIS OF PRESENTATION AND DISCLOSURE
The consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, were prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
Note 29 includes Cemex’s material accounting policies. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can be reasonably expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements.
Presentation currency and definition of terms
The consolidated financial statements and the accompanying notes are presented in Dollars of the United States of America (the “United States”), except when specific reference is made to a different currency. When reference is made to “U.S. Dollar,” “Dollar,” “Dollars” or “$” it means Dollars of the United States. All amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings per share and/or prices per share. When reference is made to “Ps” or “Pesos,” it means Mexican Pesos. When reference is made to “€” or “Euros,” it means the currency in circulation in a considerable number of European Union (“EU”) countries. When reference is made to “£” or “Pounds,” it means British Pounds sterling. Previously reported Dollar amounts of prior years are restated when the underlying transactions in other currencies remain unsettled using the closing exchange rates as of the reporting date. Amounts reported in Dollars should not be construed as representations that such amounts represented those Dollars or could be converted into Dollars at the rates indicated.
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
Discontinued operations (note 4.2)
Cemex reports as discontinued operations the disposal of entire geographical reportable operating segments regardless of size, the sale of a considerable portion of a significant reportable operating segment, as well as the sale of a major line of business. The statements of income and the statements of cash flows of prior periods were represented to consider the effects of additional discontinued operations occurred in 2024.
Statements of income
Cemex includes the line item titled “Operating earnings before other expenses, net” considering that it is a subtotal relevant for the determination of Cemex’s “Operating EBITDA” (Operating earnings before other expenses, net plus depreciation and amortization) as described below in this note. The line item of “Operating earnings before other expenses, net” allows for easy reconciliation of the amount in these financial statements under IFRS to the non-IFRS
measure of Operating EBITDA by adding back depreciation and amortization. The line item “Other expenses, net” consists primarily of revenues and expenses not directly related to Cemex’s main activities or which are of a non-recurring
nature, including impairment losses of long-lived assets, results on disposal of assets, as well as restructuring costs, among others (note 7). Under IFRS, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of the statement of income vary significantly by industry and company according to specific needs.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Basis of presentation and disclosure – Statements of income – continued

Although Operating EBITDA is not a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by Cemex’s chief executive officer to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, Operating EBITDA is a measure used by Cemex’s creditors to review its capacity to internally fund capital expenditures, to service or incur debt and to comply with financial covenants under its financing agreements. Cemex presents “Operating EBITDA” in notes 4.3 (selected financial information by reportable segment and line of business) and 17.1 (Financial instruments–Financial covenants). Cemex’s Operating EBITDA may not be comparable to other similarly titled measures of other companies.
Statements of cash flows
The statements of cash flows exclude the following transactions that did not represent sources or uses of cash:
Financing activities:

•	In 2024, 2023 and 2022, the increases in other financing obligations in connection with lease contracts negotiated during the year for $290, $341 and $296, respectively (note 17.2);

•	In 2024, the portion of dividends declared during the year that is still payable as of December 31, 2024 for $30 (notes 21.1 and 21.3); and
Investing activities:

•
In 2024, 2023 and 2022, in connection with the leases negotiated during the year, the increases in assets for the right-of-use
related to lease contracts for $290, $341 and $296, respectively (note 15.2).

Newly issued IFRS adopted in 2024
Beginning January 1, 2024, Cemex adopted IFRS amendments that did not result in any material impact on its results of operation or financial position, and which are explained as follows:

Standard	Main topic

Amendments to IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments: Disclosures – Supplier Finance Arrangements
The amendments require disclosure of supplier finance arrangements and their effects on an entity’s liabilities, cash flows and exposure to liquidity risk. As a result of the adoption of the amendments to IAS 7 and IFRS 7, the Company provides new disclosures for trade accounts payable under supplier finance arrangements in note 18.1.

Amendment to IAS 1 – Presentation of Financial Statement
Clarifies the requirements to be applied in classifying liabilities as current and non-current
for
non-current
liabilities that are subject to covenants within 12 months after the reporting period. The adoption of the amendments to IAS 1 did not impact Cemex´s financial statements.

Amendments to IFRS 16, Leases – Lease Liability in a Sale and Leaseback
The amendments mention that on initial recognition, the seller-lessee would include variable payments when it measures a lease liability arising from a sale-and-leaseback
transaction. In addition, the amendments establish that the seller-lessee could not recognize gains or losses relating to the right of use it retains after initial recognition. There are no sale and leaseback transactions during the reported periods.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

3)	REVENUES

Cemex’s revenues are mainly originated from the sale and distribution of cement, ready-mix
concrete, aggregates and other construction materials and services, including urbanization solutions, and are recognized at a point in time or over time in the amount of the price, before tax on sales, expected to be received for goods and services supplied due to ordinary activities, as contractual performance obligations are fulfilled, and control of goods and services passes to the customer. Cemex grants credit for terms ranging generally from 15 to 90 days depending on the type and risk of each customer. For the years ended December 31, 2024, 2023 and 2022, revenues were as follows:

	2024	2023	2022
From the sale of goods associated to Cemex’s main activities 1	$15,732	16,103	14,293
From maritime trade and the sale of other goods and services 2	468	451	413

	$16,200	16,554	14,706

1	During the reported periods, revenues recognized over time under construction contracts were not significant.

2
Refers mainly to trade maritime transactions of cement and clinker carried by Cemex’s trading unit, among other minor revenues generated by subsidiaries not individually significant operating in different lines of business.

Information of revenues by reportable segment and line of business for the years 2024, 2023 and 2022 is presented in note 4.3.
As of December 31, 2024 and 2023, amounts receivable for progress billings and advances received from customers of construction contracts were not significant. Moreover, for the years 2024, 2023 and 2022, revenues and costs related to construction contracts in progress were not significant.
Certain promotions and/or discounts and rebates offered as part of the sale transaction, result in that a portion of the transaction price should be allocated to such commercial incentives as separate performance obligations, recognized as contract liabilities with customers, and deferred to the statement of income during the period in which the incentive is exercised by the customer or until it expires. For the years ended December 31, 2024, 2023 and 2022 changes in the balance of contract liabilities with customers were as follows:

	2024	2023	2022
Opening balance of contract liabilities with customers	$384	293	257
Increase during the period for new transactions	476	801	1,083
Decrease during the period for exercise or expiration of incentives	(576)	(717)	(1,045)
Currency translation effects	(15)	7	(2)

Closing balance of contract liabilities with customers	$269	384	293

For the years 2024, 2023 and 2022, any costs capitalized as contract fulfillment assets and released over the contract life according to IFRS 15,
Revenues from contracts with customers
were not significant.

4)	BUSINESS COMBINATIONS, DIVESTITURES AND DISCONTINUED OPERATIONS AND SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS

4.1)	BUSINESS COMBINATIONS
On September 3, 2024, Cemex acquired from the Heim Group in Germany for a price of $4 a 51%
controlling interest in
RC-Baustoffe
Berlin GmbH & Co. KG
(“RC-Baustoffe
Berlin”), a Berlin-based recycling company that processes mineral construction, demolition, excavation materials and operates one plant to permanently store biogenic CO
2
in recycled mineral waste. The acquired recycling facility should process up to
0.4 million tons of materials per year to turn into repurposed aggregates for concrete production, reintroducing them into the construction value chain. In connection with the excess of the purchase price and the fair value of the net assets acquired, Cemex determined goodwill of $5.
On November 1, 2023, Cemex completed in Germany the acquisition of a 100% controlling interest in Kiesel, a mortars and adhesives technological leader in the construction industry that serves the German, French, Polish, and Czech markets, consisting of a production facility and five distribution locations for a total consideration of $13. Cemex determined goodwill of $5.
On May 11, 2023, Cemex completed the asset acquisition of Atlantic Minerals Limited in Newfoundland and Labrador, Canada, consisting mainly of an aggregates quarry and maritime port operations for a price of $75. With this investment, Cemex secured a long-term aggregates reserve for its operations in Florida and the east coast of the United States, as well as a source for chemical-grade stone serving broader base of customers. Cemex did not determine goodwill.
On January 30, 2023, for a price of $13, Cemex acquired a 51% controlling interest in Israel-based SHTANG Recycle LTD (“SHTANG”), a construction demolition and excavation waste recycling company. The acquisition is aligned with the strategy of strengthening Cemex’s business in developed markets through bolt-on
acquisitions in businesses with strong circular and sustainable attributes. SHTANG holds a
13-year
license to build and operate the facility. The
state-of-the-art
facility should be processing 600,000 tons of waste annually. The facility’s production is used as raw materials for aggregate production, reintegrating them into the construction value chain. Cemex determined goodwill of $3.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Business combinations – continued

On July 11, 2022, Cemex completed the acquisition of a 53% controlling interest in the German aggregates company ProStein for a total consideration of $21. The investment expands Cemex’s aggregates business in the region and the estimated life of aggregates reserves in Central Europe for at least 25 years. The majority stake in ProStein’s assets adds a full range of fine and hardstone aggregates to Cemex’s aggregates portfolio. In addition to supplying the greater Berlin area, the additional capacity should supply several urban centers in Poland and the Czech Republic. ProStein’s assets include six active hardstone plants and six CDEW recovery sites. Cemex did not determine goodwill. On December 30, 2024, a sale option of the owners of the remaining 47% was activated in two tranches, a 21% in 2025 and a 26% in 2026, consequently, Cemex recognized a current liability of $8 and a non-current
liability of $10 and cancelled the
non-controlling
interest in consolidated equity.
The following table presents the combined condensed fair value information
of the assets acquired and liabilities assumed that were integrated into Cemex in connection with the acquisition of
RC-Baustoffe
Berlin in 2024 and of Kiesel, Atlantic Minerals and SHTANG in 2023.

	2024	2023
Current assets	$2	30
Property, machinery and equipment	8	89
Other non-current assets and goodwill	5	25

Total assets	15	144
Current liabilities	1	17
Non-current liabilities	9	19

Total liabilities	10	36

Net assets acquired	$5	108

4.2)	DIVESTITURES AND DISCONTINUED OPERATIONS
On December 2, 2024, considering separate agreements with each counterparty and the satisfaction of closing conditions, which included the approval by the Philippine Competition Commission and the fulfillment of other requirements by the purchasers to the shareholders of Cemex Holdings Philippines, Inc. (“CHP”), including the non-controlling
interest owned by third parties in CHP, Cemex concluded the sale of its operations and assets in the Philippines to DACON Corporation, DMCI Holdings, Inc. and Semirara Mining & Power Corporation, for a total consideration related to the Cemex’s controlling interest of $798 including the sale of minority investments in land ownership and mineral extraction activities, as well as debt assumed by the purchaser. The divested assets mainly consisted of two cement plants with an installed capacity of around 5.7 million metric tons per year, six marine distributions terminals and 18 land distribution centers, among other assets and investments in extracting entities. For the period from January 1 to December 2, 2024 and for the years ended December 31, 2023 and 2022, Cemex’s operations in the Philippines are reported in the statements of income, net of income tax, in the single line item “Discontinued operations,” including in 2024 a loss on sale of $119, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control and goodwill cancellation of $79.
On November 1, 2024, Cemex sold its
non-controlling
interest of 34.8% in Neoris N.V. (“Neoris”) (note 14.1) to EPAM Systems, Inc. for a total of $215 resulting in a gain of $139 recognized within Other expenses, net. Neoris operates in the digital solutions sector and, after the sale, remains a services supplier for Cemex. Previously, on October 25, 2022, Cemex sold to Advent International a 65% controlling interest in Neoris for a total of $119 and retained such non-controlling
interest of 34.8%. The remaining
non-controlling
interest was remeasured at fair value upon loss of control, was subsequently accounted for under the equity method and was presented within the line item “Investments in associates and joint ventures.” Neoris’ results for the period from January 1 to October 25, 2022 are reported in the statements of income, net of income tax, in the single line item “Discontinued operations,” including in 2022 a gain on sale of $117, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control.
On September 10, 2024, Cemex sold its operations in Guatemala to a subsidiary of Holcim Ltd, for a total consideration of $212. The divested assets mainly consist of one grinding mill with an installed capacity of around 0.6 million metric tons per year, three ready mix plants and five distribution centers. For the period from January 1 to September 10, 2024 and for the years ended December 31, 2023 and 2022, Cemex’s operations in Guatemala are reported in the statements of income, net of income tax, in the single line item “Discontinued operations,” including in 2024 a gain on sale of $163, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control.
On August 5, 2024, Cemex announced an agreement with Cementos Progreso Holdings, S.L. and its strategic partners, for the sale of its operations in the Dominican Republic, for a total consideration of $950, subject to final adjustments. The assets for divestment mainly consist of one cement plant in the Dominican Republic with two integrated production lines and related cement, concrete, aggregates and marine terminal assets. As of December 31, 2024, Cemex’s assets and liabilities in the Dominican Republic are presented in the line items “Assets held for sale” and “Liabilities related to assets held for sale,” respectively (note 13). For the years ended December 31, 2024, 2023 and 2022, Cemex’s operations in the Dominican Republic are reported in Cemex’s income statements, net of income tax, in the single line item “Discontinued operations.” See note 28 for subsequent events related to this disposal.
On August 31, 2022, through subsidiaries, Cemex concluded the sale with affiliates of Cementos Progreso Holdings, S.L. of its entire operations in Costa Rica and El Salvador for a total of $325, related to Cemex’s aggregate controlling interest. The assets sold consisted of one cement plant, one grinding station, seven ready-mix
plants, one aggregates quarry, one distribution center in Costa Rica and one distribution center in El Salvador. Cemex’s results of these operations for the period from January 1 to August 31, 2022 are reported in the statements of income, net of income tax, in the single line item “Discontinued operations,” including in 2022 a gain on sale of $240 which includes the reclassification of foreign currency translation effects accrued in equity until the disposal date.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Discontinued operations – continued

The following table presents combined condensed information of the statement of financial position of the operations held for sale in the Dominican Republic as of December 31, 2024, and as of the date of sale in 2024 of Guatemala and the Philippines.

2024
Current assets	$326
Property, machinery and equipment	733
Other non-current assets and goodwill	161

Total assets	1,220
Current liabilities	291
Non-current liabilities	113

Total liabilities	404

Net assets sold or held for sale	$816

The following table presents condensed combined information of the statements of income of: a) the operations in the Philippines for the period from January 1 to December 2, 2024 and the years 2023 and 2022; b) the operations in Guatemala for the period from January 1 to September 10, 2024 and the years 2023 and 2022; c) the operations in the Dominican Republic for the years 2024, 2023 and 2022; d) Neoris’ operations for the period from January 1 to October 25, 2022; and e) the operations in Costa Rica and El Salvador for the period from January 1 to August 31, 2022.

	2024	2023	2022
Revenues	$737	833	1,127
Cost of sales, operating expenses and other expenses, net	(633)	(732)	(882)
Financial expenses, net, and others	9	25	(22)

Earnings before income tax	113	126	223
Income tax	(109)	(46)	(44)

Result of discontinued operations	4	80	179
Net disposal result	43	—	304

Net result of discontinued operations	$47	80	483

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

4.3)	SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS

Reportable segments
The Company’s operating segments represent the components of Cemex that engage in business activities from which Cemex earns revenues and incurs expenses, whose operating results are reviewed by Cemex’s Chief Executive Officer (“CEO”) and senior management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. A reportable segment represents an operating segment or an aggregation of operating segments considering certain thresholds, under which entities must report separately any operating segments which account for 10% or more of combined revenues, both internal and external, 10% or more of combined net profit or loss, depending on the individual result of the operating segment, and/or 10% or more of the combined assets of all operating segments. In addition, despite the described 10% threshold not being met individually, entities must report as many individual operating segments as needed to cover at least 75% of the entity’s revenue. Cemex operates by geography and line of business. Cemex discloses its segment information presenting 12 reportable segments. After discontinued operations, Cemex’s operations are organized in four regions, each under the supervision of a regional president, as follows: 1) Mexico, comprised of one operating and reportable segment, 2) United States, comprised of one operating and reportable segment, 3) Europe, Middle East and Africa (“EMEA”), comprised of 10 operating segments, of which four were aggregated into a single reportable operating segment as described below, and 4) South, Central America and the Caribbean (“SCA&C”), comprised of 10 operating segments, of which six were aggregated into two reportable operating segments as described below.
The material accounting policies applied to determine the financial information by reportable segment are consistent with those described in note 29.
Aggregation criteria
Considering materiality, as well as similar regional and/or economic characteristics, such as: (a) the nature of the products and services, all related to construction materials and the construction industry, (b) the nature of the production processes, which are the same for cement, ready-mix
concrete, aggregates and urbanization solutions across geographies, (c) the type of customers for their products or services, in all cases construction materials distributors and wholesalers, governments and big construction firms, and (d) the methods used to distribute their products or provide their services, which are very similar among the Company’s geographies using both third-party transportation for cement and aggregates and our own mixers fleet for ready-mix,
certain operating segments have been aggregated and presented as single reportable segments. These reportable segments are as follows: a) the “Rest of EMEA” reportable segment refers to Cemex’s operating segments in the Czech Republic, Croatia, Egypt and the United Arab Emirates; b) the “Rest of SCA&C” reportable segment refers to Cemex’s operating segments in Puerto Rico, Nicaragua, Jamaica and the Caribbean, excluding the operations of Trinidad Cement Limited (“TCL”); and c) the “Caribbean TCL” reportable segment refers to the operating segments of TCL and subsidiaries in Trinidad and Tobago, Jamaica, Guyana and Barbados. The line item “Other activities,” included to reconcile the total of reportable segments with the consolidated amounts from continuing operations, refers to the following combined transactions: 1) cement trade maritime operations, 2) the non-operating
transactions of the Parent Company, other corporate entities and finance subsidiaries, and 3) other minor subsidiaries with different lines of business.
Selected information of the consolidated statements of income by reportable segment for the years 2024, 2023 and 2022, excluding the share of profits of equity accounted investments by reportable segment that is included in note 14.1, was as follows:

2024		Sales (including intragroup transactions)	Less: Intragroup transactions	External revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Financial income and other items, net
Mexico	$	4,881	(136)	4,745	1,475	207	1,268	(26)	(38)	(269)
United States		5,194	—	5,194	1,031	514	517	(4)	(74)	(33)
EMEA
United Kingdom		953	—	953	186	91	95	(6)	(14)	15
France		756	—	756	34	42	(8)	(56)	(16)	1
Germany		476	(52)	424	23	34	(11)	2	(3)	(5)
Poland		543	(1)	542	100	27	73	(1)	(3)	—
Spain		455	(46)	409	60	29	31	(13)	(4)	(1)
Israel		724	—	724	79	37	42	(1)	(8)	1
Rest of EMEA		784	—	784	155	47	108	(8)	(7)	(5)
SCA&C
Colombia 1		468	(2)	466	65	27	38	(11)	(4)	(15)
Panama 1		148	(23)	125	29	17	12	(2)	(1)	—
Caribbean TCL 2		330	(21)	309	87	20	67	(18)	(3)	(4)
Rest of SCA&C 1		302	(1)	301	54	16	38	(5)	(2)	—

Reportable segments				15,732	3,378	1,108	2,270	(149)	(177)	(315)
Other activities 3				468	(300)	142	(442)	142	(378)	(64)

Consolidated	$			16,200	3,078	1,250	1,828	(7)	(555)	(379)

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Selected information of the consolidated statements of income by reportable segment – continued

2023		Sales (including intragroup transactions)	Less: Intragroup transactions	External revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Financial income and other items, net
Mexico	$	5,060	(205)	4,855	1,488	221	1,267	(59)	(39)	105
United States		5,338	—	5,338	1,040	483	557	(31)	(75)	(30)
EMEA
United Kingdom		992	—	992	193	72	121	(6)	(14)	(17)
France		842	—	842	53	54	(1)	(39)	(15)	(1)
Germany		497	(50)	447	37	32	5	(3)	(2)	(5)
Poland		467	(1)	466	72	24	48	1	(2)	2
Spain		449	(38)	411	71	31	40	3	(2)	1
Israel		794	—	794	90	33	57	5	(6)	1
Rest of EMEA		770	(4)	766	147	48	99	(7)	(6)	(6)
SCA&C
Colombia 1		458	—	458	62	25	37	(19)	(6)	(1)
Panama 1		158	(26)	132	35	17	18	(2)	—	—
Caribbean TCL 2		329	(12)	317	78	20	58	(17)	(2)	(2)
Rest of SCA&C 1		285	—	285	54	11	43	(10)	(1)	1

Reportable segments				16,103	3,420	1,071	2,349	(184)	(170)	48
Other activities 3				451	(271)	119	(390)	(27)	(369)	(32)

Consolidated	$			16,554	3,149	1,190	1,959	(211)	(539)	16

2022		Sales (including intragroup transactions)	Less: Intragroup transactions	External revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Financial income and other items, net
Mexico	$	3,842	(200)	3,642	1,133	172	961	(69)	(28)	32
United States		5,038	(4)	5,034	762	455	307	(205)	(55)	(21)
EMEA
United Kingdom		982	—	982	195	60	135	(8)	(8)	(8)
France		781	—	781	63	50	13	1	(10)	2
Germany		485	(46)	439	40	28	12	2	(2)	(3)
Poland		419	(4)	415	64	22	42	1	(2)	4
Spain		382	(36)	346	6	28	(22)	(113)	(2)	2
Israel		840	—	840	112	46	66	5	(4)	—
Rest of EMEA		707	(1)	706	116	55	61	(10)	(4)	2
SCA&C
Colombia 1		429	—	429	61	24	37	12	(7)	22
Panama 1		149	(34)	115	28	16	12	(2)	—	—
Caribbean TCL 2		302	(8)	294	74	17	57	(19)	(4)	(1)
Rest of SCA&C 1		271	(1)	270	53	11	42	(2)	(2)	(5)

Reportable segments				14,293	2,707	984	1,723	(407)	(128)	26
Other activities 3				413	(274)	88	(362)	(81)	(377)	146

Consolidated	$			14,706	2,433	1,072	1,361	(488)	(505)	172

1
Until June 2023, after the conclusion of a tender offer and delisting process, Cemex Latam Holdings, S.A. (“CLH”), a company incorporated in Spain, traded its ordinary shares on the Colombian Stock Exchange. CLH is the indirect holding company of Cemex’s operations in Colombia, Panama, Nicaragua and, until September 10, 2024, of the operations in Guatemala and, until August 31, 2022, of the operations in Costa Rica and El Salvador. As of December 31, 2024 and 2023, there was a non-controlling
interest in CLH of 0.16% and 0.50%, respectively (note 21.4).

2
The shares of TCL trade on the Trinidad and Tobago Stock Exchange. As of December 31, 2024 and 2023, there was a non-controlling
interest in TCL of 30.17% of its ordinary shares in both years (note 21.4).

3
In regards of external revenues, refers mainly to trade maritime transactions of cement and clinker carried by Cemex’s trading unit and, in the rest of the captions, refers to Cemex’s corporate activities.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Selected information of the consolidated statements of financial position by reportable segment

As of December 31, 2024 and 2023, the selected statement of financial position information by reportable segment was as follows:

2024		Associates and joint ventures	Other segment assets	Total assets	Total liabilities	Net assets by segment	Capital expenditures 1
Mexico	$	—	4,155	4,155	1,693	2,462	315
United States		285	12,700	12,985	2,903	10,082	486
EMEA
United Kingdom		6	1,386	1,392	848	544	65
France		38	820	858	412	446	52
Germany		3	487	490	279	211	36
Poland		—	426	426	138	288	38
Spain		—	637	637	234	403	41
Israel		—	895	895	540	355	57
Rest of EMEA		10	732	742	316	426	79
SCA&C
Colombia		—	954	954	280	674	105
Panama		—	281	281	73	208	13
Caribbean TCL		—	511	511	238	273	50
Rest of SCA&C		—	234	234	85	149	21

Reportable segments		342	24,218	24,560	8,039	16,521	1,358
Other activities		411	2,063	2,474	6,692	(4,218)	22
Assets held for sale		—	265	265	91	174	—

Consolidated	$	753	26,546	27,299	14,822	12,477	1,380

2023		Associates and joint ventures	Other segment assets	Total assets	Total liabilities	Net assets by segment	Capital expenditures 1
Mexico	$	—	5,381	5,381	2,052	3,329	264
United States		216	12,782	12,998	2,770	10,228	521
EMEA
United Kingdom		6	1,484	1,490	960	530	107
France		41	922	963	467	496	44
Germany		3	506	509	289	220	47
Poland		—	415	415	153	262	44
Spain		—	666	666	212	454	38
Philippines		—	795	795	135	660	85
Israel		—	808	808	507	301	41
Rest of EMEA		11	852	863	329	534	75
SCA&C
Colombia		—	1,007	1,007	308	699	76
Panama		—	292	292	78	214	13
Caribbean TCL		—	478	478	207	271	18
Dominican Republic		—	233	233	95	138	16
Rest of SCA&C		—	280	280	111	169	25

Reportable segments		277	26,901	27,178	8,673	18,505	1,414
Other activities		452	754	1,206	7,644	(6,438)	3
Assets held for sale		—	49	49	—	49	—

Consolidated	$	729	27,704	28,433	16,317	12,116	1,417

1
Capital expenditures represent: a) the purchases of property, machinery and equipment, b) stripping costs, as well as c) assets for the right-of-use
incurred during the respective period (notes 15.1 and 15.2) and exclude increases in assets related to asset retirement obligations (note 18.3).

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Revenue information by line of business and reportable segment

The Company’s main activities are oriented to the construction industry, mainly through the production, marketing, sale and distribution of cement, ready-mix
concrete, aggregates, urbanization solutions and other construction materials and services. Revenues including intragroup transactions and external customers by line of business and reportable segment for the years ended December 31, 2024, 2023 and 2022, were as follows:

2024		Cement	Concrete	Aggregates	Urbanization solutions	Others	Eliminations	External revenues
Mexico	$	3,207	1,434	393	1,077	10	(1,376)	4,745
United States		1,905	2,905	1,374	658	1	(1,649)	5,194
EMEA
United Kingdom		285	292	379	208	24	(235)	953
France		—	568	339	17	—	(168)	756
Germany		210	141	84	67	54	(132)	424
Poland		381	197	52	8	1	(97)	542
Spain		325	117	45	27	—	(105)	409
Israel		—	592	190	113	—	(171)	724
Rest of EMEA		540	318	57	18	19	(168)	784
SCA&C
Colombia		318	178	50	56	24	(160)	466
Panama		112	33	8	15	4	(47)	125
Caribbean TCL		316	5	9	1	3	(25)	309
Rest of SCA&C		269	9	5	25	1	(8)	301

Reportable segments		7,868	6,789	2,985	2,290	141	(4,341)	15,732
Other activities		—	—	—	—	468	—	468

Consolidated	$							16,200

2023		Cement	Concrete	Aggregates	Urbanization solutions	Others	Eliminations	External revenues
Mexico	$	3,378	1,397	399	1,163	13	(1,495)	4,855
United States		1,988	3,070	1,347	694	14	(1,775)	5,338
EMEA
United Kingdom		315	344	376	201	22	(266)	992
France		—	656	356	17	—	(187)	842
Germany		227	171	91	38	62	(142)	447
Poland		331	169	44	6	—	(84)	466
Spain		326	119	41	25	—	(100)	411
Israel		—	662	200	116	2	(186)	794
Rest of EMEA		551	288	52	17	23	(165)	766
SCA&C
Colombia		316	163	48	54	22	(145)	458
Panama		128	30	9	12	4	(51)	132
Caribbean TCL		316	5	8	1	4	(17)	317
Rest of SCA&C		253	9	5	25	1	(8)	285

Reportable segments		8,129	7,083	2,976	2,369	167	(4,621)	16,103
Other activities		—	—	—	—	451	—	451

Consolidated	$							16,554

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Information related to revenue by line of business and reportable segment – continued

2022		Cement	Concrete	Aggregates	Urbanization solutions	Others	Eliminations	External revenues
Mexico	$	2,663	925	261	843	14	(1,064)	3,642
United States		2,017	2,871	1,202	697	12	(1,765)	5,034
EMEA
United Kingdom		312	329	371	206	27	(263)	982
France		—	622	332	15	—	(188)	781
Germany		220	186	81	32	71	(151)	439
Poland		282	160	41	4	1	(73)	415
Spain		281	99	34	25	—	(93)	346
Israel		—	718	213	97	21	(209)	840
Rest of EMEA		504	260	48	18	26	(150)	706
SCA&C
Colombia		296	137	40	62	19	(125)	429
Panama		119	27	7	13	2	(53)	115
Caribbean TCL		297	4	6	2	5	(20)	294
Rest of SCA&C		245	9	3	19	1	(7)	270

Reportable segments		7,236	6,347	2,639	2,033	199	(4,161)	14,293
Other activities		—	—	—	—	413	—	413

Consolidated	$							14,706

4 )	COST OF SALES
Represents the production cost of inventories at the moment of sale and includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants, freight expenses of raw material in plants and delivery expenses of Cemex’s ready-mix
concrete business.
The detail of the consolidated cost of sales by nature for the years 2024, 2023 and 2022 is as follows:

		2024	2023	2022
Raw materials and goods for resale	$	4,994	5,228	4,885
Payroll		1,798	1,711	1,452
Electricity, fuels and other services		1,457	1,593	1,439
Depreciation and amortization		1,023	985	894
Maintenance, repairs and supplies		959	918	770
Transportation costs		527	456	661
Other production costs and change in inventory		3	88	120

	$	10,761	10,979	10,221

5 )	OPERATING EXPENSES
Administrative and selling expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, related to managerial and back-office activities of the Company’s management, as well as selling activities, respectively. Distribution and logistics expenses refer to expenses of storage at points of sales, including depreciation and amortization, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities.
Consolidated operating expenses by function during 2024, 2023 and 2022 are as follows:

		2024	2023	2022
Administrative expenses 1, 2	$	1,336	1,354	1,046
Selling expenses 2		438	393	344

Administrative and selling expenses		1,774	1,747	1,390
Distribution and logistics expenses		1,837	1,869	1,734

Operating expenses	$	3,611	3,616	3,124

1
All significant research and development activities are executed by several internal areas of Cemex as part of their daily activities. In 2024, 2023 and 2022, the total combined expenses of these departments recognized within administrative expenses were $59, $55, and $42, respectively.

2
In 2024, 2023 and 2022, administrative expenses include depreciation and amortization of $173, $161 and $138, respectively, and selling expenses include depreciation and amortization of $54 in 2024, $44 in 2023 and $40 in 2022.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Operating expenses – continued

Consolidated operating expenses during 2024, 2023 and 2022 by nature are as follows:

		2024	2023	2022
Transportation costs	$	1,667	1,715	1,592
Payroll		1,125	1,096	935
Professional legal, accounting and advisory services		274	277	185
Depreciation and amortization		227	205	178
Maintenance, repairs and supplies		111	98	83
Office supplies, utilities and rental expenses		80	85	71
Expected credit losses		15	11	9
Other operating expenses		112	129	71

	$	3,611	3,616	3,124

6 )	OTHER EXPENSES, NET
The detail of the caption “Other expenses, net” for the years 2024, 2023 and 2022 is as follows:

		2024	2023	2022
Impairment losses (notes 15.1, 16.1 and 16.2)	$	(122)	(43)	(442)
Results from the sale of assets and others 1		125	(166)	(26)
Restructuring costs 2		(10)	(2)	(20)

	$	(7)	(211)	(488)

1
In 2024, includes a gain of $139 related to the sale of Cemex’s 34.8% equity interest in Neoris. In 2024, 2023 and 2022, includes expenses of $9, $3 and $1, respectively, in connection with property damage related to natural disasters (note 2
4
.
3
). In addition, in 2022 includes a gain of $48 resulting from the remeasurement at fair value of Cemex’s previous controlling interest in Neoris after the loss of control.

2	Restructuring costs mainly refer to severance payments and expenses related to the definitive closing of operating sites.

8)	FINANCIAL ITEMS

8.1)	FINANCIAL EXPENSE
Consolidated financial expenses represent the interest on Cemex’s debt instruments measured using the effective interest rate and, in 2024, 2023 and 2022, include $74, $70 and $62 of interest expense related to lease contracts (notes 15.2 and 17.2).

8.2)	FINANCIAL INCOME AND OTHER ITEMS, NET
The detail of financial income and other items, net in 2024, 2023 and 2022 was as follows:

		2024	2023	2022
Foreign exchange results	$	(353)	130	96
Financial income		36	37	25
Results from financial instruments, net (notes 14.2 and 17.4)		(4)	(65)	99
Net interest cost of defined benefit liabilities (note 19)		(40)	(44)	(28)
Effects of amortized cost on assets and liabilities		(53)	(42)	(32)
Others		35	—	12

	$	(379)	16	172

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
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
As of December 31, 2024 and 2023, consolidated cash and cash equivalents consisted of:

		2024	2023
Cash and bank accounts	$	330	363
Fixed-income securities and other cash equivalents		534	261

	$	864	624

10)	TRADE ACCOUNTS RECEIVABLE
As of December 31, 2024 and 2023, consolidated trade accounts receivable consisted of:

		2024	2023
Trade accounts receivable	$	1,659	1,841
Allowances for expected credit losses		(77)	(90)

	$	1,582	1,751

As of December 31, 2024 and 2023, trade accounts receivable include receivables of $755 and $848, respectively, sold in several countries under outstanding trade accounts receivable securitization programs and/or factoring programs with recourse, in which generally, Cemex effectively does not surrender full control or the majority of risks and rewards associated with the trade accounts receivable sold. Therefore, the trade accounts receivable sold were not derecognized from the statement of financial position and the funded amounts to Cemex as of December 31, 2024 and 2023 of $658 and $678, respectively, were recognized within the line item of “Other financial obligations” (note 17.2).
The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $52 in 2024, $52 in 2023 and $24 in 2022. Cemex’s securitization programs are usually negotiated for periods of one to two years and are usually renewed at their maturity.
Additionally, as of December 31, 2024, there are trade accounts receivable sold under factoring programs that qualify for derecognition for $54 which, considering that Cemex surrendered control and the majority of risks and rewards associated with the amount sold, the balance was derecognized from the statement of financial position
As of December 31, 2024, the balances of trade accounts receivable and the allowance for Expected Credit Losses (“ECL”) were as follows:

		Accounts receivable	ECL allowance	ECL average rate
Mexico	$	332	29	8.7%
United States		542	8	1.5%
EMEA		701	34	4.9%
SCA&C		72	6	8.3%
Others		12	—	—

	$	1,659	77

Changes in the allowance for ECL in 2024, 2023 and 2022, were as follows:

		2024	2023	2022
Allowances for expected credit losses at beginning of period	$	90	91	101
Charged to selling expenses		15	11	9
Deductions		(17)	(15)	(21)
Reclassification to assets held for sale		(6)	—	—
Foreign currency translation effects		(5)	3	2

Allowances for expected credit losses at end of period	$	77	90	91

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

11)	OTHER ACCOUNTS RECEIVABLE

As of December 31, 2024 and 2023, consolidated other accounts receivable consisted of:

		2024	2023
Advances of income taxes and refundable taxes	$	494	472
Non-trade accounts receivable 1		87	102
Current portion of assets from valuation of derivative financial instruments		64	6
Interest and notes receivable		56	54
Loans to employees and others		14	16

	$	715	650

1	Non-trade accounts receivable are mainly attributable to the sale of assets.

12)	INVENTORIES
Inventories are valued using the lower of cost or net realizable value. The weighted average cost of inventories includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Inventory balances are subject to impairment. When an impairment situation arises, the related inventory is adjusted to its net realizable value against “Cost of sales.” Advances to suppliers of inventory are presented as part of other current assets.
As of December 31, 2024 and 2023, the consolidated balances of inventories were summarized as follows:

		2024	2023
Finished goods	$	392	461
Materials and spare parts		383	537
Raw materials		377	370
Work-in-process		266	330
Inventory in transit		67	91

	$	1,485	1,789

For the years ended December 31, 2024, 2023 and 2022, Cemex recognized within “Cost of sales” in the statements of income, inventory impairment losses of $7, $7 and $10, respectively.

13)	ASSETS HELD FOR SALE AND OTHER CURRENT ASSETS
As of December 31, 2024 and 2023, assets held for sale and other current assets were detailed as follows:

		2024	2023
Assets held for sale	$	265	49
Other current assets		105	142

	$	370	191

As of December 31, 2024 and 2023, other current assets presented above are mainly comprised of advance payments to inventory suppliers.
As of December 31, 2024 and 2023, the caption of assets held for sale in the table above, which are measured at the lower of their estimated realizable value, less costs to sell, and their carrying amounts, as well as liabilities directly related with such assets are detailed as follows:

		2024				2023
		Assets	Liabilities	Net Assets		Assets	Liabilities	Net Assets
Dominican Republic (note 4.2)	$	229	91	138	$	—	—	—
Other assets held for sale		36	—	36		49	—	49

	$	265	91	174	$	49	—	49

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

14)	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES, OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

14.1)	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
As of December 31, 2024 and 2023, the investments in common shares of associates and joint ventures, which are accounted under the equity method, were as follows:

Associates	Activity	Country	%		2024	2023
Camcem, S.A. de C.V.	Cement	Mexico	40.1	$	393	364
Concrete Supply Co. LLC	Concrete	United States	40.0		111	103
Lehigh White Cement Company	Cement	United States	36.8		85	83
Couch Aggregates, LLC 1	Aggregates	United States	49.0		55	—
Neoris N.V. 2	Technology	The Netherlands	34.8		—	69
Joint ventures
Société d’Exploitation de Carrières	Aggregates	France	50.0		23	24
Société Méridionale de Carrières	Aggregates	France	33.3		12	13
Other companies	—	—	—		74	73

				$	753	729

Out of which:
Acquisition cost				$	388	330
Equity method recognition					365	399

1
On July 12, 2024, Cemex acquired a
non-controlling
interest in a newly formed entity which specializes in aggregates production and marine distribution in the
Mid-South
region of the United States and operates seven aggregate pits and four marine terminals. This transaction is part of Cemex’s ongoing strategy to accelerate growth and expand its aggregates business in the country, increasing Cemex’s presence in this growing market.

2	On November 1, 2024, Cemex sold its 34.8% equity interest in Neoris (note 4.2)
The combined condensed statements of financial position of associates and joint ventures as of December 31, 2024 and 2023 are set forth below:

		2024	2023
Current assets	$	1,755	1,761
Non-current assets		2,108	1,877

Total assets 1		3,863	3,638

Current liabilities		492	468
Non-current liabilities		859	850

Total liabilities 1		1,351	1,318

Total net assets	$	2,512	2,320

1
Out of total assets in 2024 and 2023 of the table above, Camcem, S.A. de C.V. (“Camcem”), holding company of GCC, S.A.B. de C.V., represented 78% and 76%, respectively. In addition, out of total liabilities, Camcem represented 79% in 2024 and 77% in 2023.

Combined selected information of the statements of income of associates and joint ventures in 2024, 2023 and 2022 is set forth below:

		2024	2023	2022
Revenues	$	2,098	2,410	2,319
Operating earnings		440	535	398
Income before income tax		320	394	268
Net income 1		211	268	186

1	Out of net income in the table above, caption that Cemex accounts under the equity method, Camcem represented 68% in 2024, 59% in 2023 and 53% in 2022.
The share of associates and joint ventures by reportable segment in the statements of income for 2024, 2023 and 2022 are detailed as follows:

		2024	2023	2022
Mexico	$	68	65	39
United States		17	21	17
EMEA		8	10	8
Corporate and others		—	2	(34)

	$	93	98	30

As of December 31, 2024 and 2023, Cemex did not have written put options for the acquisition of associates and joint ventures.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

14.2)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2024 and 2023, consolidated other investments and non-current
accounts receivable were summarized as follows:

		2024	2023
Non-current accounts receivable 1	$	191	272
Non-current portion of assets from valuation of derivative financial instruments (note 17.4)		60	64
Investments in strategic equity securities		4	3
Investments at fair value through the statements of income		1	1

	$	256	340

1
Includes, among other items: a) accounts receivable from equity investments and joint ventures of $44 in 2024 and $78 in 2023, b) advances to suppliers of fixed assets of $28 in 2024 and $41 in 2023, c) employee prepaid compensation of $11 in 2024 and $8 in 2023 and, d) warranty deposits of $11 in 2024 and $24 in 2023.

15)	PROPERTY, MACHINERY AND EQUIPMENT, NET AND ASSETS FOR THE RIGHT-OF-USE, NET
As of December 31, 2024 and 2023, property, machinery and equipment, net and assets for the right-of-use,
net were summarized as follows:

		2024	2023
Property, machinery and equipment, net	$	10,152	11,272
Assets for the right-of-use, net		1,088	1,194

	$	11,240	12,466

15. 1 )	PROPERTY, MACHINERY AND EQUIPMENT, NET
As of December 31, 2024, the average useful lives by category of fixed assets, which are reviewed at each reporting date, were as follows:

Years
Administrative buildings	31
Industrial buildings	25
Machinery and equipment in plant	17
Ready-mix trucks and motor vehicles	11
Office equipment and other assets	7

As of December 31, 2024, to the best of its knowledge, management considers that its commitments and actions in relation to climate change currently do not affect the estimated average useful lives of its property, machinery and equipment described above (note 24.3).
As of December 31, 2024 and 2023, consolidated property, machinery and equipment, net and the changes in this line item during 2024 and 2023, were as follows:

		2024
		Land and mineral reserves	Building	Machinery and equipment	Construction in progress 2	Total
Cost at beginning of period	$	5,295	2,636	12,702	1,931	22,564
Accumulated depreciation and depletion		(1,495)	(1,657)	(8,140)	—	(11,292)

Net book value at beginning of period		3,800	979	4,562	1,931	11,272
Capital expenditures		65	99	695	182	1,041
Stripping costs 1		49	—	—	—	49

Total capital expenditures		114	99	695	182	1,090
Ordinary sales 3		(42)	(4)	(44)	—	(90)
Divestitures and reclassifications 4		(67)	(62)	(205)	(359)	(693)
Business combinations (note 4.1)		—	—	2	—	2
Depreciation and depletion for the period		(34)	(33)	(738)	—	(805)
Impairment losses (note 7)		(36)	(26)	(60)	—	(122)
Asset retirement obligations (note 18.3)		—	15	48	—	63
Foreign currency translation effects		(244)	(77)	112	(356)	(565)

Cost at end of period		5,120	2,426	11,962	1,398	20,906
Accumulated depreciation and depletion		(1,629)	(1,535)	(7,590)	—	(10,754)

Net book value at end of period	$	3,491	891	4,372	1,398	10,152

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Property, machinery and equipment, net – continued

		2023

		Land and mineral reserves	Building	Machinery and equipment	Construction in progress 2	Total

Cost at beginning of period	$	4,843	2,342	11,663	1,668	20,516
Accumulated depreciation and depletion		(1,337)	(1,513)	(7,510)	—	(10,360)

Net book value at beginning of period		3,506	829	4,153	1,668	10,156
Capital expenditures		33	86	720	200	1,039
Stripping costs 1		37	—	—	—	37

Total capital expenditures		70	86	720	200	1,076
Ordinary sales 3		(31)	(2)	(75)	—	(108)
Business combinations (note 4.1)		13	4	22	—	39
Depreciation and depletion for the period		(140)	(74)	(628)	—	(842)
Impairment losses (note 7)		(16)	(2)	(18)	—	(36)
Asset retirement obligations (note 18.3)		—	20	44	—	64
Foreign currency translation effects		398	118	344	63	923

Cost at end of period		5,295	2,636	12,702	1,931	22,564
Accumulated depreciation and depletion		(1,495)	(1,657)	(8,140)	—	(11,292)

Net book value at end of period	$	3,800	979	4,562	1,931	11,272

1
All waste removal costs or stripping costs incurred in the operative phase of surface mines to access the mineral reserves are recognized as part of their carrying amount. The capitalized amounts are subsequently amortized over the expected useful life of exposed ore body based on the units-of-production
method.

2
As of December 31, 2024, in connection with the cement plant located in the municipality of Maceo in Colombia (the “Maceo Plant”) with an annual capacity of 1.3 million tons of cement, Cemex is performing the last infrastructure works required at the Maceo Plant to initiate commercial operations during 2025, including the access road to the plant, among others. There are also several ongoing processes for the proper operation of the assets and other legal proceedings (note 25.3). As of December 31, 2024, the carrying amount of the Maceo Plant is for an amount in Colombian Pesos equivalent to $335.

3
In 2024 includes sales of
non-strategic
fixed assets in the United States and the United Kingdom for $69 and $7, respectively, among others. In 2023 includes sales of non-strategic
fixed assets in the United States and France for $23 and $16, respectively, among others.

4
In 2024 includes the reclassification to assets held for sale of the Dominican Republic operations for $115, as well as the divestiture of the operations in the Philippines and Guatemala for $542 and $36, respectively (note 4.2).

During the years ended December 31, 2024, 2023 and 2022 impairment losses of fixed assets by operating segment are as follows:

		2024	2023	2022

France	$	45	6	—
United States		24	3	26
Caribbean TCL		16	7	14
Spain		15	2	23
United Kingdom		9	5	10
Others		13	13	4

	$	122	36	77

In connection with the impairment losses presented in the table above, recognized within the line item of “Other expenses, net” (notes 7 and 29.5).
The impairment losses of fixed assets recognized in 2024, 2023 and 2022 relate mainly to: a) closing and/or reduction of operations resulting from adjusting the supply to current demand conditions; b) a change of operating model of certain assets; c) material decrease in real estate prices; and d) inactivity over long periods. In addition, during 2022, certain impairment losses were associated also with some negative effects of the
COVID-19
Pandemic initiated in 2020, as a result of which, Cemex closed certain assets that will remain closed for the foreseeable future in relation to the estimated sales volumes and the Company’s ability to supply demand by achieving efficiencies in other operating assets. During 2024, 2023 and 2022 there were no reversal of impairment charges recognized in prior years.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

15. 2 )	ASSETS FOR THE RIGHT-OF-USE, NET

As of December 31, 2024 and 2023, consolidated assets for the right-of-use,
net and the changes in this caption during 2024 and 2023, were as follows:

				2024

		Land	Buildings	Machinery and equipment	Others	Total

Assets for the right-of-use at beginning of period	$	476	356	1,722	58	2,612
Accumulated depreciation		(155)	(234)	(985)	(44)	(1,418)

Net book value at beginning of period		321	122	737	14	1,194
Additions of new leases		24	76	171	19	290
Cancellations and remeasurements, net		(22)	(2)	(16)	(2)	(42)
Divestitures and reclassifications (note 4.2)		(34)	(3)	(4)	—	(41)
Business combinations (note 4.1)		6	—	—	—	6
Depreciation		(34)	(36)	(177)	(13)	(260)
Foreign currency translation effects		(16)	18	(67)	6	(59)

Assets for the right-of-use at end of period		456	365	1,571	69	2,461
Accumulated depreciation		(211)	(190)	(927)	(45)	(1,373)

Net book value at end of period	$	245	175	644	24	1,088

		2023

		Land	Buildings	Machinery and equipment	Others	Total

Assets for the right-of-use at beginning of period	$	439	335	1,570	55	2,399
Accumulated depreciation		(142)	(203)	(894)	(32)	(1,271)

Net book value at beginning of period		297	132	676	23	1,128
Additions of new leases		36	9	284	12	341
Cancellations and remeasurements, net		(10)	(4)	(14)	(1)	(29)
Depreciation		(14)	(32)	(135)	(12)	(193)
Foreign currency translation effects		12	17	(74)	(8)	(53)

Assets for the right-of-use at end of period		476	356	1,722	58	2,612
Accumulated depreciation		(155)	(234)	(985)	(44)	(1,418)

Net book value at end of period	$	321	122	737	14	1,194

For the years ended December 31, 2024, 2023 and 2022, the combined rental expense related with short-term leases, leases of low-value
assets and variable lease payments were $128, $135 and $106, respectively, and were recognized in cost of sales and operating expenses, as applicable. During the reported periods, Cemex did not have any material revenue from sub-leasing
activities.

16)	GOODWILL AND INTANGIBLE ASSETS, NET

16.1)	BALANCES AND CHANGES DURING THE PERIOD
As of December 31, 2024 and 2023, consolidated goodwill, intangible assets and deferred charges were summarized as follows:

		2024				2023

		Cost	Accumulated amortization	Carrying amount		Cost	Accumulated amortization	Carrying amount

Intangible assets of indefinite useful life:
Goodwill	$	7,441	—	7,441	$	7,674	—	7,674
Intangible assets of definite useful life:
Extraction rights		1,796	(506)	1,290		1,768	(479)	1,289
Internally developed software		1,137	(734)	403		973	(639)	334
Customer relationships		—	—	—		196	(196)	—
Mining projects		49	(8)	41		47	(7)	40
Industrial property and trademarks		29	(17)	12		32	(16)	16
Other intangible assets		390	(216)	174		357	(180)	177

	$	10,842	(1,481)	9,361	$	11,047	(1,517)	9,530

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Goodwill and intangible assets – continued

Changes in consolidated goodwill for the years ended December 31, 2024 and 2023, were as follows:

		2024	2023

Balance at beginning of period	$	7,674	7,538
Divestitures and reclassifications (note 4.2)		(92)	—
Business combinations (note 4.1)		5	8
Foreign currency translation effects		(146)	128

Balance at end of period	$	7,441	7,674

Changes in intangible assets of definite life in 2024 and 2023, were as follows:

		2024

		Extraction rights	Internally developed software 1	Mining projects	Industrial property and trademarks	Others	Total

Balance at beginning of period	$	1,289	334	40	16	177	1,856
Amortization for the period		(47)	(103)	(1)	(1)	(33)	(185)
Additions (disposals), net 1		55	188	3	(2)	52	296
Foreign currency translation effects		(7)	(16)	(1)	(1)	(22)	(47)

Balance at the end of period	$	1,290	403	41	12	174	1,920

		2023

		Extraction rights	Internally developed software 1	Mining projects	Industrial property and trademarks	Others	Total

Balance at beginning of period	$	1,277	286	33	17	142	1,755
Amortization for the period		(42)	(91)	(1)	(1)	(20)	(155)
Impairment (note 7)		(7)	—	—	—	—	(7)
Additions (disposals), net 1		2	148	7	2	48	207
Business combinations		26	—	—	—	—	26
Foreign currency translation effects		33	(9)	1	(2)	7	30

Balance at the end of period	$	1,289	334	40	16	177	1,856

1
Includes the capitalized direct costs incurred in the development stage of internal-use
software, such as professional fees, direct labor and related travel expenses. The capitalized amounts are amortized to the statement of income over a period ranging from 3 to 5 years.

16.2)	ANALYSIS OF GOODWILL IMPAIRMENT
Cemex mandatorily analyses the possible impairment of goodwill at least once a year during the last quarter, or additionally, on any interim date when impairment indicators exist, by means of determining the value in use of its groups of Cash Generating Units (“CGUs”) to which goodwill balances have been allocated. The value in use represents the discounted cash flow projections of each CGU for the next five years plus a terminal value using risk adjusted discount rates.
In 2024, Cemex did not determine goodwill impairment losses, considering that in most cases, Cemex’s cash flows projections by reportable operating segment to which goodwill balances have been allocated slightly improved as compared to 2023, mainly due to reductions in the applicable discount rates, which on weighted average decreased 70 basis points (0.7%) against 2023, while the generation of Operating EBITDA is generally expected to remain flat considering geopolitical uncertainty among other factors.
In 2023, Cemex did not determine goodwill impairment losses considering the increase in the Company’s projected cash flows linked to the improved generation of Operating EBITDA against 2022 in the majority of the reportable operating segments to which goodwill balances have been allocated and the positive outlook at the time for the following years, partly offset by the general increase in the applicable discount rates as compared to 2022, which on average increased 120 basis points or 1.2%.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Analysis of goodwill impairment – continued
In 2022, as part of the mandatory impairment tests during the fourth quarter, Cemex recognized within “Other expenses, net” (note 7), non-cash
goodwill impairment losses for an aggregate amount of $365, of which, $273 related to the operating segment in the United States and $92 related to the operating segment in Spain. In both cases, the book value of the operating segments exceeded their corresponding value in use. The impairment losses in 2022 were mainly related to the significant increase in the discount rates as compared to 2021 and the resulting significant decrease in the Company’s projected cash flows in these segments considering the global high inflationary environment at the time, which increased the risk-free rates, and the material increase in the funding cost observed in the industry during the period. These negative effects more than offset the expected improvements in the estimated Operating EBITDA generation in both the United States and Spain.
As of December 31, 2024 and 2023, goodwill balances allocated by operating segment, net of cumulative impairment adjustments, were as follows:

		2024	2023

Mexico	$	359	441
United States		6,176	6,176
EMEA
United Kingdom		259	264
France		194	207
Spain		55	59
Philippines 1		—	82
Rest of EMEA 2		50	50
SCA&C
Colombia		220	254
Caribbean TCL		83	83
Rest of SCA&C 3		45	58

	$	7,441	7,674

1	In December 2024, Cemex sold its operations and assets in the Philippines (note 4.2).

2	This caption refers to the operating segments in Israel, the Czech Republic, Egypt and Germany.

3
This caption refers to the operating segments in the Caribbean and Panama. In 2024, goodwill associated with the Company’s operations in the Dominican Republic of $13 was reclassified to “Assets held for sale” (note 4.2).

As of December 31, 2024, 2023 and 2022, Cemex’s
pre-tax
discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances were as follows:

	Discount rates			Long-term growth rates 1

Groups of CGUs	2024	2023	2022	2024	2023	2022

United States	9.4%	10.1%	9.1%	2.1%	2.0%	2.0%
United Kingdom	9.7%	10.4%	9.1%	1.3%	1.5%	1.5%
France	9.8%	10.4%	9.2%	1.3%	1.5%	1.4%
Spain	9.8%	10.7%	9.4%	1.6%	1.6%	1.7%
Mexico	10.9%	11.6%	10.3%	0.5%	1.0%	1.1%
Colombia	12.1%	12.7%	10.9%	3.0%	3.3%	3.3%
Range of rates in other countries	9.6% – 12.8%	10.3% – 14.7%	9.3% – 13.9%	0.7% – 4.0%	1.1% – 4.0%	1.5% – 4.5%

1
Cemex’s long-term growth rates are generally based on projections issued by the International Monetary Fund (“IMF”) as maximum benchmarks but may be adjusted downwards based on industry specific expectations.

As of December 31, 2024, the discount rates used by Cemex in its cash flows projections to determine the value in use of its operating segments (group of CGUs) to which goodwill was allocated, decreased by a weighted average of 0.7% as compared to 2023, mainly considering the decrease in the risk-free rate which changed from 4.79% in 2023 to 4.25% in 2024 and the reduction in the funding cost that changed from 6.7% in 2023 to 5.3% in 2024, net of the decrease in the weight of debt which changed from 22.5% in 2023 to 21.1% in 2024 and the slight reduction in the public comparable companies’ stock volatility (“Beta”) which changed from 1.07 in 2023 to 1.05 in 2024. These reductions were partially offset by the increase in the market premium which changed from 5.9% in 2023 to 6.0% in 2024. These financial assumptions will be revised upwards or downwards again in the future.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Analysis of goodwill impairment – continued

As of December
31
,
2023
, the discount rates used by Cemex in its cash flows projections to determine the value in use of its operating segments to which goodwill was allocated, increased by a weighted average of
1.2
% as compared to
2022
, mainly considering the increase in the risk-free rate which changed from
3.58
% in
2022
to
4.79
% in
2023
and the reduction in the weight of debt which changed from
27
% in
2022
to
22.5
% in
2023
. This was partially offset by the reduction in the Beta which changed from
1.08
in
2022
to
1.07
in
2023
. In
2023
, the funding cost remained unchanged at
6.7
% as compared to
2022
, as well as other assumptions that remained relatively flat in
2023
as compared to
2022
.
As of December 31, 2022, the discount rates used by Cemex in its cash flows projections to determine the value in use of its operating segments to which goodwill was allocated, increased by a weighted average of 2.0% as compared to 2021, mainly considering the increase in the risk-free rate which changed from 1.82% in 2021 to 3.58% in 2022, the increase in the funding cost which changed from 4.1% in 2021 to 6.7% in 2022 and the average increase of 1.7% in the cost of equity in 2022. The other variables remained relatively flat.
In connection with the aforementioned discount rates and long-term growth, Cemex verified the reasonableness of its conclusions using sensitivity analyses to changes in assumptions, affecting the value in use of all groups of CGUs with an independent reasonably possible increase of 1% in the pre-tax
discount rate, an independent possible decrease of 1% in the long-term growth rate, as well as using multiples of Operating EBITDA, by means of which, Cemex determined a weighted-average multiple of Operating EBITDA to enterprise value observed in recent mergers and acquisitions in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of CGUs to which goodwill had been allocated. Cemex considered an average Operating EBITDA multiple of 9.7 times in 2024 obtained from its recent divestment transactions.
In relation to the economic assumptions used by the Company described above, the additional impairment losses that would have resulted from the sensitivity analyses derived from independent changes in each of the relevant assumptions, as well as the average multiple of Operating EBITDA, in those operating segments that presented relative impairment risk as of December 31, 2024, are as follows:

		Impairment effects from the sensitivity analyses to changes in assumptions as of December 31, 2024

Operating segment		Impairment losses recognized	Discount rate +1%	Long-term growth rate –1%	Multiples Operating EBITDA 9.7x

United States	$	—	509	213	—
Colombia	$	—	49	23	—

As of December 31, 2024, the factors considered by the Company’s management that could cause the hypothetical scenario of the previous sensitivity analyses of discount rates in the United States and Colombia, an independent increase of 450 bps (4.5%) in the Company’s funding cost observed as of December 31, 2024 of 5.3% or, an independent increase in the risk-free rate of 125 bps to reach 5.5%. Nonetheless, such assumptions did not seem reasonable as of December 31, 2024 in an environment with inflation receding and consequently with interest rates decreasing. Cemex continually monitors the evolution of the groups of CGUs to which goodwill has been allocated that have presented relative goodwill impairment risk in any of the reported periods and if the relevant economic variables and the related value in use would be negatively affected, it may result in goodwill impairment losses in the future.
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

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

17)	FINANCIAL INSTRUMENTS

17.1)	CURRENT AND NON-CURRENT DEBT
As of December 31, 2024 and 2023, Cemex’s consolidated debt summarized by interest rates and currencies, was as follows:

		2024				2023

		Current	Non-current	Total 1, 2		Current	Non-current	Total 1, 2

Floating rate debt	$	23	1,305	1,328	$	13	1,968	1,981
Fixed rate debt		166	4,035	4,201		12	4,235	4,247

	$	189	5,340	5,529	$	25	6,203	6,228

Effective rate 3
Floating rate		5.1%	6.0%			6.4%	7.1%
Fixed rate		7.3%	4.6%			4.4%	5.0%

		2024					2023

Currency		Current	Non-current	Total	Effective rate 3		Current	Non-current	Total	Effective rate 3

Dollars	$	161	3,595	3,756	5.1%	$	1	4,348	4,349	5.5%
Euros		2	876	878	3.9%		9	990	999	4.2%
Pesos		—	842	842	11.2%		—	704	704	12.0%
Philippine Pesos		—	—	—	—		11	112	123	7.1%
Other currencies		26	27	53	5.4%		4	49	53	4.5%

		$189	5,340	5,529		$	25	6,203	6,228

1	As of December 31, 2024 and 2023, from the total debt of $5,529 and $6,228, respectively, 95% and 94% was held in the Parent Company and 5% and 6% in subsidiaries of the Parent Company, respectively.

2
As of December 31, 2024 and 2023, cumulative discounts, fees and other direct costs incurred in Cemex’s outstanding debt borrowings and the issuance of notes payable (jointly “Issuance Costs”) for $29 and $47, respectively, are presented reducing debt balances and are amortized to financial expense over the maturity of the related debt instruments under the effective interest rate method.

3	In 2024 and 2023, represents the weighted-average effective interest rate of the related debt agreements determined at the end of each period.
As of December 31, 2024 and 2023, Cemex’s consolidated debt summarized by type of instrument, was as follows:

2024		Current	Non-current	2023		Current	Non-current

Bank loans				Bank loans
Lines of credit, 2025 to 2026		$11	81	Lines of credit, 2024 to 2025	$	10	202
Syndicated loans, 2026 to 2029		—	1,731	Syndicated loans, 2025 to 2028		—	2,476

		11	1,812			10	2,678

Notes payable				Notes payable
Medium-term notes, 2025 to 2031		150	3,538	Medium-term notes, 2026 to 2031		—	3,508
Other notes payable, 2025 to 2027		6	12	Other notes payable, 2024 to 2027		5	27

		156	3,550			5	3,535

Total bank loans and notes payable		167	5,362	Total bank loans and notes payable		15	6,213
Current maturities		22	(22)	Current maturities		10	(10)

	$	189	5,340		$	25	6,203

Changes in consolidated debt for the years ended December 31, 2024, 2023 and 2022 were as follows:

		2024	2023	2022

Debt at beginning of year	$	6,228	6,971	7,379
Proceeds from new debt instruments		5,048	2,938	2,006
Debt repayments		(5,497)	(3,840)	(2,420)
Foreign currency translation and accretion effects		(250)	159	6

Debt at end of year	$	5,529	6,228	6,971

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Consolidated	debt – continued

As a result of transactions incurred during the reported periods to issue, refinance, replace and/or repurchase existing debt instruments, as applicable, Cemex paid transactional costs, including premiums and/or redemption costs (jointly the “Transactional Costs”) for aggregate amounts of $22 in 2024, $72 in 2023 and $51 in 2022. Of these Transactional Costs, $9 in 2024, $16 in 2023 and $4 in 2022, corresponding to new debt instruments or the refinancing of existing debt, adjusted the carrying amount of the related debt instruments and are amortized over the remaining term of each instrument, while $56 in 2023 and $47 in 2022 of such Transactional Costs, associated with the extinguished portion of the related debt, were recognized each period in the caption “Financial income and other items, net.” In addition, Transactional Costs pending for amortization related to extinguished debt instruments of $2 in 2024, $12 in 2023 and $6 in 2022 were also recognized within “Financial income and other items, net.”
As of December 31, 2024 and 2023,
non-current
notes payable for $3,550 and $3,535, respectively, were detailed as follows:

Description	Date of issuance	Issuer 1	Currency	Principal amount	Rate	Maturity	Redeemed amount 2 $	Outstanding amount 2 $		2024	2023

2023 CEBURES variable rate 3	05/Oct/23	Cemex, S.A.B. de C.V.	Peso	3,000	TIIE+.45%	01/Oct/26	—	144	$	144	59
2023 CEBURES fixed rate 3	05/Oct/23	Cemex, S.A.B. de C.V.	Peso	8,500	11.480%	26/Sep/30	—	408		411	292
July 2031 Notes 4	12/Jan/21	Cemex, S.A.B. de C.V.	Dollar	1,750	3.875%	11/Jul/31	(642)	1,108		1,104	1,102
September 2030 Notes 4	17/Sep/20	Cemex, S.A.B. de C.V.	Dollar	1,000	5.2%	17/Sep/30	(283)	717		715	714
November 2029 Notes 4	19/Nov/19	Cemex, S.A.B. de C.V.	Dollar	1,000	5.45%	19/Nov/29	(247)	753		750	749
March 2026 Notes 4	19/Mar/19	Cemex, S.A.B. de C.V.	Euro	400	3.125%	19/Mar/26	—	414		414	441
July 2025 Notes	01/Apr/03	Cemex Materials LLC	Dollar	150	7.70%	21/Jul/25	—	150		—	151
Other notes payable										12	27

									$	3,550	3,535

1
As of December 31, 2024, except for the July 2025 Notes and other notes payable, these issuances are fully and unconditionally guaranteed by Cemex Concretos, S.A. de C.V., Cemex Operaciones México, S.A. de C.V., Cemex Innovation Holding Ltd. and Cemex Corp. The July 2025 Notes are fully and unconditionally guaranteed by Cemex Corp.

2	Presented net of all notes repurchased by Cemex. As of December 31, 2024, all repurchased notes have been canceled.

3
On February 16, 2024, Cemex reopened and placed an additional principal amount of Ps5,500 of its sustainability-linked long-term notes (
Certificados Bursátiles de Largo Plazo
or the “2023 CEBURES”) issued in 2023 . The reopening closed on February 20, 2024 and consisted of two tranches: the first of Ps2,000 at a floating annual interest rate of TIIE 28 plus 0.45%, and the second of Ps3,500 at a fixed annual interest rate of 11.48%. In connection with these issuances in 2024 and 2023, Cemex negotiated interest rate and currency derivative instruments to synthetically change the financial risks profile of these issuances from the Peso to the Dollar (note 17.4).

4
During 2022, pursuant to tender offers and other market transactions, Cemex partially repurchased several series of its notes for an aggregate notional amount of $1,172. The difference between the amount paid for such notes and the notional amount redeemed, net of transactional costs, generated a repurchase gain of $104, recognized in the line item “Financial income and other items, net.”

The maturities of consolidated long-term debt as of December 31, 2024, were as follows:

		Bank loans	Notes payable	Total

2026	$	275	565	840
2027		694	4	698
2028		694	2	696
2029		93	750	843
2030 and thereafter		34	2,229	2,263

	$	1,790	3,550	5,340

As of December 31, 2024, Cemex had the following lines of credit, of which, the committed portion refers to the revolving credit facility under the 2023 Credit Agreement, at annual interest rates ranging between 5.25% and 6.35%, depending on the negotiated currency:

		Lines of credit	Available

Other lines of credit in foreign subsidiaries 1	$	392	250
Other lines of credit from banks 1		1,009	1,009
Revolving credit facility 2023 Credit Agreement		2,311	2,311

	$	3,712	3,570

1	Uncommitted amounts subject to the banks’ availability.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Consolidated debt – continued

Sustainability-linked and green financing
As of December 31, 2024 and 2023, Cemex’s consolidated debt of $5,529 and $6,228, respectively, included balances outstanding denominated in Dollars, Euros and Pesos under either its 2021 Sustainability-linked Financing Framework (the “2021 SLFF”) or its 2023 Sustainability-linked Financing Framework (the “2023 SLFF”, and together with the 2021 SLFF, the “SLFFs”) of $4,597 in 2024 and $4,227
in 2023, representing the Company’s debt that is linked and aligned to Cemex’s strategy of CO
2
emissions reduction and its ultimate vision of a carbon-neutral economy (note 24.3).
As of December 31, 2024, the balance of debt under the SLFFs includes $4,042 of debt arising from bank loans, including the 2023 Credit Agreement described below. Under the 2023 Credit Agreement, the annual performance in respect to the metrics referenced in the 2023 SLFF may result in a total adjustment of the interest rate margin of plus or minus 5 bps
1
, in line with other sustainability-linked facilities from investment-grade rated borrowers.
The remainder of the debt balance under the SLFFs relates to the 2023 CEBURES. Of these, $144 or the variable rate leg is linked exclusively to one metric of the 2023 SLFF and may result in an increase of 20 bps in the nominal value at redemption. The remaining $411, or the fixed rate leg is also linked to only one metric of the 2023 SLFF and may result in a per annum increase of 25 bps to the interest rate applicable to the last four semi-annual coupon payments.
On November 8, 2021, Cemex, S.A.B. de C.V. closed a Dollar-denominated $3,250 syndicated sustainability-linked credit agreement (the “2021 Credit Agreement”), which proceeds were mainly used to fully repay its previous syndicated facilities agreement entered in 2017. The 2021 Credit Agreement was the first debt instrument issued by Cemex under the 2021 SLFF. Additionally, Cemex’s securitization programs (notes 10 and 17.2) are linked to the SLFFs, utilizing one or more metrics and may result in an annual fee payment equivalent to up to 5 bps of the total facilities amount.
2023 Credit Agreement and 2021 Credit Agreement
On October 30, 2023, Cemex refinanced its 2021 Credit Agreement (as described below), extending the maturity to 2028. The refinanced 2021 Credit Agreement (the “2023 Credit Agreement”) comprises a $1,000,
5-year
amortizing term loan and a $2,000,
5-year
committed revolving credit facility (“RCF”). The 2023 Credit Agreement represented a reduction of $500 in the term loan and an increase of $250 in the revolver of the 2021 Credit Agreement. The 2023 Credit Agreement, denominated exclusively in Dollars, maintained its previous interest rate margin and financial covenants, consistent with an investment-grade capital structure, which provide for a maximum ratio of Consolidated Net Debt (as defined below) to Consolidated EBITDA (as defined below) (“Consolidated Leverage Ratio”) of 3.75 times throughout the life of the loan and a minimum ratio of Consolidated EBITDA to interest expense (“Consolidated Coverage Ratio”) of 2.75 times. As of December 31, 2024 and 2023, the debt outstanding under the 2023 Credit Agreement amounted to $1,000 and $1,600, which included amounts owed under the RCF of $600 in 2023.
All tranches under the 2023 Credit Agreement include a margin over SOFR
1
from 100 bps
1
to 175 bps, depending on the Consolidated Leverage Ratio ranging from less than or equal to 2.25 times in the lower end to greater than 3.25 times in the higher end.
The balance of debt under the 2023 Credit Agreement, in which Cemex, S.A.B. de C.V. is the borrower, is guaranteed by Cemex Concretos, S.A. de C.V., Cemex Operaciones México, S.A. de C.V., Cemex Innovation Holding Ltd. and Cemex Corp. This guarantor structure is applicable in all senior notes of the Parent Company and the previous 2021 Credit Agreement.
The 2023 Credit Agreement contains ongoing representations, warranties, affirmative and negative covenants, including financial covenants. As of December 31, 2024 and 2023, Cemex was in compliance with all covenants contained in the 2023 Credit Agreement. Cemex cannot assure that in the future it will be able to comply with all such covenants, including any financial covenants, which non-compliance,
if not remedied, could result in an event of default, which could materially and adversely affect Cemex’s business and financial condition.

1
The Secured Overnight Financing Rate (“SOFR”) is a measure of the cost of borrowing cash overnight collateralized by Treasury securities. As of December 31, 2024 and 2023, SOFR rate was 4.49% and 5.38%, respectively. The contraction “bps” means basis points. One hundred basis points equal 1%.

Financial Covenants
Under
 the
2023
Credit Agreement and the
2021
Credit Agreement, as applicable depending on the reported period, at the end of each quarter for each period of four consecutive quarters, Cemex must comply with a maximum Consolidated Leverage Ratio of
3.75 times and a minimum Consolidated Coverage Ratio of 2.75 times throughout the life of the corresponding credit agreement. These financial ratios are calculated using the consolidated amounts under the terms of the agreement.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Consolidated debt – continued

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
As of December 31, 2024, 2023 and 2022, under the 2023 Credit Agreement and the 2021 Credit Agreement, as applicable, the main consolidated financial ratios were as follows:

Consolidated financial ratios		Refers to the compliance limits and calculations that were effective on each date

		2024	2023	2022

Leverage ratio	Limit	<=3.75	<=3.75	<=3.75
	Calculation	1.81	2.06	2.84

Coverage ratio	Limit	>=2.75	>=2.75	>=2.75
	Calculation	7.26	7.91	6.27

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
Cemex will classify all of its
non-current
debt as current debt if: 1) as of any measurement date Cemex fails to comply with any covenants that would cause a default, including the aforementioned financial ratios; and/or 2) the cross default-clause that is part of the 2023 Credit Agreement is triggered by the provisions contained therein. Moreover, although Cemex will not classify its non-current
debt as current debt in the following events, Cemex will disclose the fact if: (i) as of any date prior to a subsequent measurement date Cemex expects not to be in compliance with such financial ratios in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) an agreement to refinance the relevant debt on a long-term basis.

17.2)	OTHER FINANCIAL OBLIGATIONS

As of December 31, 2024 and 2023, other financial obligations in the consolidated statement of financial position were detailed as follows:

			2024				2023

		Current	Non-current	Total		Current	Non-current	Total

I. Leases	$	269	902	1,171		$272	986	1,258
II. Liabilities secured with accounts receivable		658	—	658		678	—	678

	$	927	902	1,829	$	950	986	1,936

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Other financial obligations – continued

I.	Leases (notes 8.1, 15.2, 24.1 and 29.4)
Cemex
 has several operating and administrative assets under lease contracts (note
15.2)
. As mentioned in note
29.4
, Cemex applies the recognition exemption for short-term leases and leases of low-value
assets.
Changes in the balance of lease financial liabilities during
2024
,
2023
and
2022
were as follows:

		2024	2023	2022

Lease financial liability at beginning of year	$	1,258	1,176	1,176
Additions from new leases		290	341	296
Reductions from payments		(296)	(256)	(276)
Cancellations and liability remeasurements		(47)	(24)	7
Foreign currency translation and accretion effects		(34)	21	(27)

Lease financial liability at end of year	$	1,171	1,258	1,176

As of December 31, 2024, the maturities of
non-current
lease financial liabilities are as follows:

		Total

2026	$	203
2027		149
2028		124
2029		85
2030 and thereafter		341

	$	902

Total cash outflows for leases in 2024, 2023 and 2022, including the interest expense portion as disclosed in note 8.1, were $371, $331 and $342, respectively. Future payments associated with these contracts are presented in note 24.1.

II.	Liabilities secured with accounts receivable
As mentioned in note 10, as of December 31, 2024 and 2023, the funded amounts of trade accounts receivable sold under securitization programs and/or factoring programs with recourse of $658 and $678, respectively, were recognized within the line item “Other financial obligations” in the statement of financial position. For the years ended December 31, 2024, 2023 and 2022, the net cash flows generated by (used in) these securitization programs were $3, $(18) and $79, respectively.
The balances of the Company’s other financial obligations associated with the programs for the sale of accounts receivable mentioned above are part of Cemex’s total obligations under the SLFFs framework mentioned before, which are linked and aligned to Cemex’s strategy of CO
2
emissions reduction and its ultimate vision of a carbon-neutral economy (note 24.3).

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

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Fair value of financial instruments – continued

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
As of December 31, 2024 and 2023, the carrying amounts of financial assets and liabilities and their respective fair values were as follows:

		2024			2023
		Carrying amount	Fair value		Carrying amount	Fair value
Financial assets
Derivative financial instruments (notes 14.2 and 17.4)	$	60	60	$	64	64
Other investments and non-current accounts receivable (note 14.2)		196	179		276	266

	$	256	239	$	340	330

Financial liabilities
Long-term debt (note 17.1)	$	5,340	5,145	$	6,203	6,030
Other financial obligations (note 17.2)		902	898		986	919
Derivative financial instruments (notes 17.4 and 18.3)		100	100		15	15

	$	6,342	6,143	$	7,204	6,964

As of December 31, 2024 and 2023, assets and liabilities carried at fair value in the consolidated statements of financial position are included in the following fair value hierarchy categories (note 29.4):

2024		Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative financial instruments (notes 14.2 and 17.4)	$	—	60	—	60
Investments in strategic equity securities (note 14.2)		4	—	—	4
Other investments at fair value through earnings (note 14.2)		—	1	—	1

	$	4	61	—	65

Liabilities measured at fair value
Derivative financial instruments (notes 17.4 and 18.3)	$	—	100	—	100

2023		Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative financial instruments (notes 14.2 and 17.4)	$	—	64	—	64
Investments in strategic equity securities (note 14.2)		3	—	—	3
Other investments at fair value through earnings (note 14.2)		—	1	—	1

		$3	65	—	68

Liabilities measured at fair value
Derivative financial instruments (notes 17.4 and 18.3)	$	—	15	—	15

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

17.4)	DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee, the restrictions set forth by its debt agreements and its hedging strategy (note 17.5), Cemex held derivative instruments with the objectives explained in the following paragraphs.
As of December 31, 2024 and 2023, the notional amounts and fair values of Cemex’s derivative instruments were as follows:

		2024		2023
		Notional amount	Fair value	Notional amount	Fair value
I. Foreign exchange forwards hedging the net investment	$	713	63	976	(94)
II. Cross currency swaps		658	(100)	335	23
III. Interest rate swaps		600	14	750	30
IV. Fuel price hedging		356	6	232	5
V. Foreign exchange options		650	41	300	10

	$	2,977	24	2,593	(26)

The caption “Financial income and other items, net” in the statements of income includes certain gains and losses related to the recognition of changes in fair values of the derivative financial instruments during the applicable period, which represented net losses of $2 in 2024, $19 in 2023 and $5 in 2022. During the reported periods, Cemex did not have derivatives designated as fair value hedges.

I.	Net investment hedges
As of December 31, 2024 and 2023, there are Dollar/Peso foreign exchange forward contracts with target tenor ranging from 1 to 15 months for notional amounts of $492 and $518, respectively. Cemex has designated this program as a hedge of Cemex’s net investment in Pesos, pursuant to which changes in the fair market value of these instruments are recognized as part of other equity reserves. For the years 2024, 2023 and 2022, these contracts generated gains of $86 and losses of $172 and $96, respectively, which partially offset currency translation effects in each year recognized in equity generated from Cemex’s net assets denominated in Pesos. The gains generated in 2024 from these derivatives are related to the depreciation of the Peso during the year, while the losses during 2023 and 2022 were related to the appreciation of the Peso in both years.
In addition, as of December 31, 2024 and 2023, as part of Cemex’s Peso net investment hedge strategy, there are additional Dollar/Peso capped forwards, structured with option contracts, for a notional amount of $221 and $458, respectively. These capped forwards contain limits on the upside that the instrument may generate. Changes in the fair market value of such capped forward contracts are also recognized as part of other equity reserves. For the years 2024, 2023, and 2022, these contracts generated gains of $43, and losses of $54 and $2, respectively, which partially offset currency translation effects recognized in equity generated from Cemex’s net assets denominated in Pesos due to the depreciation of the Peso in 2024 and the appreciation of the Peso in 2023 and 2022.
Moreover, during the year 2022, Cemex unwound Dollar/Euro cross-currency swap contracts for a notional amount of $750, which resulted in a settlement gain of $80 in equity. Cemex designated the foreign exchange forward component of these instruments as a hedge of Cemex’s net investment in Euros and changes in fair market were recognized as part of other equity reserves, while changes in fair value of the interest rate swap component until settlement were recognized within the line item of “Financial income and other items, net,” representing gains of $8 in 2022. For the year 2022, the foreign exchange forward component generated gains of $70 recognized in equity, which partially offset currency translation losses recognized in equity generated from Cemex’s net assets denominated in Euros due to the depreciation of the Euro against the Dollar in 2022, related to the exchange of interest rates in the statement of income.

II.	Cross currency swaps
As of December 31, 2024 and 2023, Cemex held cross-currency swap contracts for a notional amount of $658 and $335, respectively, in connection with the 2023 CEBURES as described in note 17.1, aiming to change the rate and currency risk profile of such 2023 CEBURES from the Peso to the Dollar. Cemex designated these contracts as cash flow hedges of interest rate payments in relation to an equivalent amount of variable and fixed interest rate debt. Changes in fair value of these contracts for the interest rate swap leg are initially recognized as part of other equity reserves and are subsequently allocated through financial expense as interest expense on the related loans is accrued in the statement of income, while changes in fair value of the currency forward leg are recognized directly in the statement of income partially offsetting the related Peso denominated debt’s foreign exchange fluctuation. For the years 2024 and 2023, changes in the fair value of these contracts generated losses of $123 and gains of $23, respectively, recognized in other comprehensive income. Moreover, during the same periods, Cemex reclassified results from equity to the line item “Financial expenses” representing income of $28 in 2024 and $5 in 2023.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Derivative financial instruments – continued

III.	Interest rate swaps
For accounting purposes under IFRS, Cemex designates interest rate swaps as cash flow hedges, to fix interest rate payments in relation to an equivalent amount of floating interest rate debt. As a result, changes in the fair value of these contracts are initially recognized as part of other equity reserves and are subsequently reclassified to financial expense as the interest expense of the related floating interest rate debt is accrued in the statement of income.
As of December 31, 2024 and 2023, Cemex held interest rate swaps for a notional amount of $600 and $750, respectively, with a fair market value representing assets of $14 in 2024 and $30 in 2023, negotiated in June 2018 to fix interest payments of existing bank loans bearing Dollar floating rates. For the years 2024 and 2023, changes in the fair value of these contracts generated losses of $16 and $9, respectively and for the year 2022, gains of $69, recognized in other comprehensive income. Moreover, during the same periods, Cemex reclassified results from equity to the line item “Financial expenses” representing income of $23 in 2024, $22 in 2023 and expenses of $2 in 2022.
In addition, as of December 31, 2022, Cemex held interest rate swaps for a notional of $268 negotiated to fix interest payments of existing bank loans referenced to Peso floating rates that matured in November 2023, which fair value represented an asset of $15 in 2022. For the years 2023 and 2022 until their settlement, changes in the fair value of these contracts generated losses of $15 and gains of $3, respectively, recognized in other comprehensive income. Moreover, during the same periods, Cemex recycled results from equity to the “Financial expenses” line item representing gains of $18 in 2023, and $7 in 2022.

IV.	Fuel price hedging
As of December 31, 2024 and 2023, Cemex maintained swap and option contracts negotiated to hedge the price of certain fuels in several operations, primarily diesel and gas, for aggregate notional amounts of $134 and $110, respectively, with an estimated aggregate fair value representing assets of $1 in 2024 and also in 2023. By means of these contracts, for its own consumption only, Cemex either fixed the price of these fuels, or entered into option contracts to limit the prices to be paid for these fuels, over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel or gas consumption, and as such, changes in fair value are recognized temporarily through other equity reserves and are recycled to operating expenses as the related fuel volumes are consumed. For the years 2024, 2023 and 2022, changes in fair value of these contracts recognized in other equity reserves represented losses of $6, $6 and $25, respectively. Moreover, during the same periods, Cemex recycled results from equity to the line items of “Cost of sales” and “Operating expenses,” as applicable, representing losses in 2024 and in 2023, of $5 and $7, respectively, and gains of $88 in 2022.
In addition, as of December 31, 2024 and 2023, Cemex held Brent oil call spreads with a notional of $150 and $122, respectively, intended economically to mitigate the exposure over a portion of the diesel cost implicit in Cemex’s distribution expense. Changes in the fair value of these contracts are recognized directly in the statement of income as part of “Financial income and other items, net” which resulted in losses of $8 in 2024 and losses of $1 in 2023.
Moreover, as of December 31, 2024, Cemex held coal call spreads with notional of $72, intended to economically mitigate the exposure over the petcoke consumption in Cemex production process. Changes in the fair value of these contracts are recognized directly in the statement of income as part of “Financial income and other items, net” which resulted in losses of $9.

V.	Foreign exchange options
As of December 31, 2024 and 2023, Cemex held Dollar/Peso call spread option contracts for a notional amount of $650 and $300, respectively. Such contracts mature between January 2026 and October 2026 and were negotiated to maintain the value in Dollars over an equivalent amount of revenue generated in Pesos. Changes in the fair value of these instruments generated gains of $15 in 2024, losses of $18 in 2023 and $13 in 2022, recognized within “Financial income and other items, net” in the statement of income.
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

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)
Risk	management – continued

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
As of December 31, 2024 and 2023, these strategies are sometimes complemented with the use of derivative financial instruments as mentioned in note 17.4, such as the commodity forward contracts on fuels negotiated to fix the price of these underlying commodities.
The main risk categories are mentioned below:
Credit risk
Credit risk is the risk of economic loss faced by Cemex if a customer or counterparty to a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of December 31, 2024 and 2023, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. Exposure to credit risk is monitored constantly according to the payment behavior of debtors. Credit is assigned on a customer-by-customer
basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. In cases deemed necessary, Cemex’s management requires guarantees from its customers and financial counterparties regarding financial assets.
The Company’s management has established a policy of low risk tolerance that analyzes the creditworthiness of each client individually before offering the general conditions of payment terms and delivery. The review includes external ratings when references are available and, in some cases, bank references. Thresholds of purchase limits are established for each client, which represent the maximum purchase amounts that require various levels of approval. Customers who do not meet the levels of solvency requirements imposed by Cemex are not granted with credit terms. As of December 31, 2024, Cemex’s best estimate of potential expected losses based on the ECL model (note 10) was $77.
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
As of December 31, 2024 and 2023, 24% and
26%, respectively, of Cemex’s long-term debt was denominated in floating rates at a weighted-average interest rate of SOFR plus 95 basis points in 2024 and 95 basis points in 2023. These figures reflect the effect of interest rate swaps held by Cemex during 2024 and 2023. As of December 31, 2024 and 2023, if interest rates at that date had been 0.5% higher, with all other variables held constant, Cemex’s net income for 2024 and 2023 would have reduced by $14 and $14, respectively, because of higher interest expense on variable rate denominated debt. Conversely, a hypothetical 0.5% decrease in interest rates would have the opposite effect. This analysis does not include the effect of interest rate swaps held by Cemex during 2024 and 2023.
Foreign currency risk
Foreign
 currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Cemex’s exposure to the risk of changes in foreign exchange rates relates primarily to its operating activities. Due to its geographic diversification, Cemex’s revenues and costs are generated and settled in various countries and different currencies. For the year ended December
31
,
2024
,
29
% of Cemex’s external revenues were generated in Mexico,
32
% in the United States,
6
% in the United Kingdom,
5
% in France,
3
% in Germany,
3
% in Poland,
3
% in Spain,
4
% in Israel and
5
% in the Rest of EMEA region,
3
% in Colombia,
1
% in Panama,
2
% in Caribbean TCL and
2
% in the Rest of SCA&C, and
2
% in other activities.
Foreign exchange results incurred through monetary assets or liabilities in a currency different from its functional currency are recorded in the consolidated statements of income. Exchange fluctuations associated with foreign currency indebtedness related to the acquisition of foreign entities and exchange fluctuations in related parties’ long-term balances denominated in foreign currency that are not expected to be settled in the foreseeable

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Risk management – continued

future, are recognized in the statement of other comprehensive income. As of December 31, 2024, excluding from the sensitivity analysis the impact of translating the net assets denominated in currencies different from Cemex’s presentation currency, considering a hypothetical 10% strengthening of the Dollar against the Peso, with all other variables held constant, Cemex’s net income for 2024 would have decreased by $183, as a result of higher foreign exchange losses on Cemex’s Dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetical 10% weakening of the Dollar against the Peso would have the opposite effect.
As of December 31, 2024, 68% of Cemex’s financial debt was Dollar-denominated, 16% was Euro-denominated, 15% was Peso-denominated and 1% was in other currencies. Therefore, Cemex had a foreign currency exposure arising mainly from the Dollar-denominated debt versus the several currencies in which Cemex’s revenues are settled in most countries in which it operates. Cemex cannot guarantee that it will generate sufficient revenues in Dollars from its operations to service these obligations. As of December 31, 2024, Cemex had implemented a derivative financing hedging strategy using foreign exchange options for a notional amount of $650 to hedge the value in Dollar terms of revenues generated in Pesos to partially address this foreign currency risk (note 17.4). Complementarily, Cemex may negotiate other derivative financing hedging strategies in the future if either of its debt portfolio currency mix, interest rate mix, market conditions and/or economic expectations changes.
As of December 31, 2024 and 2023, Cemex’s consolidated net monetary assets (liabilities) by currency are as follows:

		2024
		Mexico	United States	EMEA	SCA&C	Others 1	Total
Monetary assets	$	1,683	648	1,216	241	338	4,126
Monetary liabilities		1,859	2,893	2,699	701	6,352	14,504

Net monetary assets (liabilities)	$	(176)	(2,245)	(1,483)	(460)	(6,014)	(10,378)

Out of which:
Dollars	$	(149)	(2,248)	(16)	(24)	(4,087)	(6,524)
Pesos		(27)	—	—	—	(797)	(824)
Euros		—	—	(606)	—	(1,278)	(1,884)
Pounds		—	—	(601)	—	85	(516)
Other currencies		—	3	(260)	(436)	63	(630)

	$	(176)	(2,245)	(1,483)	(460)	(6,014)	(10,378)

		2023
		Mexico	United States	EMEA	SCA&C	Others 1	Total
Monetary assets	$	1,627	651	1,491	274	(241)	3,802
Monetary liabilities		2,184	2,679	3,087	730	7,179	15,859

Net monetary assets (liabilities)	$	(557)	(2,028)	(1,596)	(456)	(7,420)	(12,057)

Out of which:
Dollars	$	(157)	(2,030)	(5)	(61)	(4,780)	(7,033)
Pesos		(400)	—	—	—	(524)	(924)
Euros		—	—	(660)	—	(1,563)	(2,223)
Pounds		—	—	(710)	—	97	(613)
Other currencies		—	2	(221)	(395)	(650)	(1,264)

	$	(557)	(2,028)	(1,596)	(456)	(7,420)	(12,057)

1	Includes the Parent Company, Cemex’s financing subsidiaries, among other entities.
Considering that the Parent Company’s functional currency for its financial and holding company activities is the Dollar (note 29.3), foreign currency risk is associated with the translation into Dollars of subsidiaries’ net assets denominated in different currencies. When the Dollar appreciates, the value of these net assets denominated in other currencies decreases in terms of Dollars, generating negative foreign currency translation and reducing stockholders’ equity. Conversely, when the Dollar depreciates, the value of such net assets denominated in other currencies would increase in terms of Dollars generating the opposite effect. Cemex has implemented a Dollar/Peso foreign exchange forward contracts program to hedge foreign currency translation in connection with its net assets denominated in Pesos (note 17.4).

Equity risk
Equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate in connection with changes in the market price of Cemex, S.A.B. de C.V.’s and/or third party’s shares. Under these equity derivative instruments, there is a direct relationship between the change in the fair value of the derivative and the change in price of the underlying share. All changes in the fair value of such derivative instruments, with certain exemptions for physically-only settled instruments, would be recognized in the statement of income as part of “Financial income and other items, net.” Although Cemex has negotiated equity forward contracts on its own shares and third-party shares in the past, during 2024, 2023 and 2022, Cemex did not have derivative financial instruments based on the price of the Parent Company’s shares or any third-party’s shares.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Risk management – continued

Liquidity risk
Liquidity risk is the risk that Cemex will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, to meet Cemex’s overall liquidity needs for operations, servicing debt and funding capital expenditures and other acquisitions, Cemex relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. Cemex is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which it operates, any one of which may materially affect Cemex’s results and reduce cash from operations. The maturities of Cemex’s contractual obligations are included in note 24.1.
As of December 31, 2024, current liabilities, which included $1,116 of current debt and other financial obligations, exceed current assets by $1,076. It is noted that as part of its operating strategy implemented by management, the Company operates with a negative working capital balance. For the year ended December 31, 2024, Cemex generated net cash flows from operating activities of $1,894. The Company’s management considers that Cemex will generate sufficient cash flows from operations in the following twelve months to meet its current obligations. In addition, as of December 31, 2024, Cemex has a committed line of credit under the RCF for $2,311. As of December 31, 2024, the total amount of the RCF was available for Cemex.

18)	TRADE ACCOUNTS PAYABLE, OTHER CURRENT LIABILITIES AND NON-CURRENT LIABILITIES

18. 1 )	TRADE ACCOUNTS PAYABLE
Supplier Finance Agreements
To enhance its supplier’s liquidity needs, Cemex has acted as mediator with financial institutions in several countries to establish productive supply chain programs, by means of which, any supplier registered under the program may elect to sell its account receivable from Cemex to the financial institution before the receivable’s agreed payment date. Any financial cost under these programs is assumed directly by Cemex’s suppliers. The accounts payable sold by the Company’s suppliers to these financial institutions are settled by Cemex at their original agreed due dates without extending the payment date further. As of December 31, 2024 and 2023, the consolidated balances of trade payables in the statements of financial position include $999 in 2024 and $972 in 2023 of trade payables outstanding under these productive supply chain programs with an average payment term of 92 days. These programs do not involve any additional cash flow risk to Cemex.
The balance of any trade accounts payable would be classified as debt whenever the originally agreed payment terms would be extended using the aforementioned programs with the financial institutions. As of December 31, 2024 and 2023, there are no debt balances arising from trade accounts payable.

18. 2 )	OTHER CURRENT LIABILITIES
As of December 31, 2024 and 2023, consolidated other current liabilities were as follows:

		2024	2023

Other accounts payable and accrued expenses 1	$	569	656
Provisions 2		399	492
Contract liabilities with customers (note 3) 3		269	384
Interest payable		89	88

	$	1,326	1,620

1
Other accounts payable and accrued expenses mainly refer to accrued fixed and variable employee benefits, insurance payments and accruals for public services. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next
12
months.

2	Current provisions are detailed by concept in note 18.3 below.

3
As of December 31, 2024 and 2023, contract liabilities with customers included $225 and $339, respectively, of advances received from customers, as well as in 2024 and 2023 the current portion of deferred revenues in connection with advances under long-term clinker supply agreements of $5 in both years. Note 3 includes the changes during the period of this caption.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

18.3) OTHER
NON-CURRENT
LIABILITIES

As of December 31, 2024 and 2023, consolidated other
non-current
liabilities were as follows:

		2024	2023

Asset retirement obligations 1	$	563	470
Environmental liabilities 2		203	250
Accruals for legal assessments and other responsibilities 3		95	100
Non-current liabilities for valuation of derivative instruments		100	15
Other non-current liabilities and provisions 4		420	329

	$	1,381	1,164

1
Provisions for asset retirement obligations include future estimated costs for demolition, cleaning and reforestation of production sites at the end of their operation, which are initially recognized against the related assets and are depreciated over their estimated useful life.

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

4
As of December 31, 2024 and 2023, the balance includes deferred revenues of $17 and $22, respectively, that are amortized to the statement of income as deliverables are fulfilled over the maturity of long-term clinker supply agreements.

Changes in consolidated
non-current
other liabilities plus current provisions for the years 2024 and 2023, were as follows:

		2024
		Asset retirement obligations	Environmental liabilities	Accruals for legal proceedings	Valuation of derivative instruments	Other liabilities and provisions	Total	2023
Balance at beginning of period	$	573	279	105	95	604	1,656	1,341
Additions or increase in estimates		63	6	45	123	158	395	532
Releases or decrease in estimates		(12)	(52)	(41)	(118)	(95)	(318)	(314)
Accretion expense		38	—	—	—	15	53	42
Foreign currency translation		26	(5)	(8)	—	(19)	(6)	55

Balance at end of period	$	688	228	101	100	663	1,780	1,656

Out of which:
Current provisions	$	125	25	6	—	243	399	492
Other non-current liabilities		563	203	95	100	420	1,381	1,164

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

19)	PENSIONS AND POST-EMPLOYMENT BENEFITS

Defined contribution pension plans
The
consolidated costs of defined contribution plans for the years ended December 31, 2024, 2023 and 2022 were $74, $64 and $59, respectively. Cemex contributes periodically the amounts offered by the pension plan to the employee’s individual accounts, not retaining any remaining liability as of the financial statements’ date.
Defined benefit pension plans
Most
 of Cemex’s defined benefit plans have been closed to new participants for several years. Actuarial results related to pension and other post-employment benefits are recognized in earnings and/or in “Other comprehensive income” for the period in which they are generated, as appropriate. For the years ended December 31, 2024, 2023 and 2022, the effects of pension plans and other post-employment benefits are summarized as follows:

		Pensions			Other benefits			Total

Net period cost (income):		2024	2023	2022	2024	2023	2022	2024	2023	2022

Recorded in operating costs and expenses
Service cost	$	7	6	7	4	4	4	11	10	11
Past service cost		—	—	1	—	—	—	—	—	1
Settlements, curtailments and other changes		—	(9)	2	—	(1)	—	—	(10)	2

		7	(3)	10	4	3	4	11	—	14

Recorded in other financial expenses
Net interest cost		32	36	22	8	8	6	40	44	28

Recorded in other comprehensive income
Actuarial (gains) losses for the period		(75)	46	(166)	1	(1)	(10)	(74)	45	(176)

	$	(36)	79	(134)	13	10	—	(23)	89	(134)

As of December 31, 2024 and 2023, the reconciliation of the actuarial benefits’ obligations and pension plan assets, are presented as follows:

		Pensions		Other benefits		Total

		2024	2023	2024	2023	2024	2023

Change in benefits obligation:
Projected benefit obligation at beginning of the period	$	1,909	1,811	101	92	2,010	1,903
Service cost		7	6	4	4	11	10
Interest cost		97	100	8	8	105	108
Actuarial (gains) losses		(159)	30	1	(1)	(158)	29
Reduction from disposal of assets		(17)	2	—	—	(17)	2
Settlements and curtailments		—	(2)	—	—	—	(2)
Plan amendments		—	(10)	—	(1)	—	(11)
Benefits paid		(160)	(122)	(10)	(8)	(170)	(130)
Foreign currency translation		(65)	94	(12)	7	(77)	101

Projected benefit obligation at end of the period		1,612	1,909	92	101	1,704	2,010

Change in plan assets:
Fair value of plan assets at beginning of the period		1,273	1,207	2	1	1,275	1,208
Return on plan assets		65	64	—	—	65	64
Actuarial losses		(84)	(16)	—	—	(84)	(16)
Employer contributions		85	97	10	8	95	105
Reduction from disposal of assets		(13)	1	—	—	(13)	1
Settlements		—	(2)	—	—	—	(2)
Benefits paid		(160)	(122)	(10)	(8)	(170)	(130)
Foreign currency translation		(22)	44	(1)	1	(23)	45

Fair value of plan assets at end of the period		1,144	1,273	1	2	1,145	1,275

Net projected liability in the statement of financial position	$	468	636	91	99	559	735

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Defined benefit pension plans – continued

For the years 2024, 2023 and 2022, actuarial (gains) losses for the period were generated by the following main factors as follows:

		2024	2023	2022
Actuarial (gains) losses due to experience	$	(26)	13	96
Actuarial (gains) losses due to demographic assumptions		(28)	(5)	(2)
Actuarial (gains) losses due to financial assumptions		(20)	37	(270)

	$	(74)	45	(176)

In 2024, net actuarial gains due to financial assumptions were driven by a general increase in the discount rates applicable to the calculation of the Projected Benefit Obligation (“PBO”), mainly in the United Kingdom, Mexico and the United States, partially offset by lower returns in plan assets than estimated for a total of $84, of which $66 refers to the United Kingdom, $18 to the United States and $9 to Mexico. In addition, the actuarial gains due to experience for $26 and due to demographic assumptions of $28 were mainly generated in the United Kingdom.
In 2023, net actuarial losses due to financial assumptions were mainly driven by a decrease in the discount rates applicable to the calculation of the PBO in the United Kingdom, the United States, Germany, Colombia and Poland. Moreover, the overall net actual return on plan assets in most countries were less than the expected returns for a total of $16, of which $31 referred to the United Kingdom, partially offset by a higher performance than expected in Mexico of $12 and the United States of $8. In addition, the PBO increased by adjustments due to experience for $13, mainly in the United Kingdom and Germany.
In 2022, net actuarial gains due to financial assumptions were driven by a general increase in the discount rates applicable to the calculation of the PBO in the United Kingdom, the United States, Germany, and Mexico, partially offset by actual returns in plan assets lower than estimated for a total of $466, of which $373 referred to the United Kingdom, $52 to the United States and $
19
to Mexico. In addition, the PBO increased significantly related to adjustments due to experience for $96, mainly in the United Kingdom for $
77
and Germany for $13. Adjustments in demographic assumptions of $2 were not significant.
As of December 31, 2024 and 2023, based on the hierarchy of fair values, plan assets are detailed as follows:

		2024					2023
		Level 1	Level 2	Level 3	Total		Level 1	Level 2	Level 3	Total
Cash	$	25	—	—	25	$	24	—	—	24
Investments in corporate bonds		237	46	—	283		11	391	—	402
Investments in government bonds		339	—	—	339		114	209	—	323

Total fixed-income securities		601	46	—	647		149	600	—	749

Investment in marketable securities		127	73	—	200		179	43	—	222
Other investments and private funds		44	32	222	298		70	33	201	304

Total variable-income securities		171	105	222	498		249	76	201	526

Total plan assets	$	772	151	222	1,145	$	398	676	201	1,275

The most significant assumptions used in the determination of the benefit obligation were as follows:

	2024				2023
	Mexico	United States	United Kingdom	Range of rates in other countries	Mexico	United States	United Kingdom	Range of rates in other countries
Discount rates	11.8%	5.7%	5.6%	3.3% – 9.5%	10.5%	5.2%	4.7%	3.1% – 11.0%
Rate of return on plan assets	11.8%	5.7%	5.6%	3.3% – 9.5%	10.5%	5.2%	4.7%	3.1% – 11.0%
Rate of salary increases	4.5%	—	3.2%	2.5% – 7.3%	4.5%	—	3.1%	2.5% – 7.3%

As of December 31, 2024, estimated payments for pensions and other post-employment benefits over the next 10 years were as follows:

		Estimated payments
2025	$	156
2026		135
2027		133
2028		133
2029 – 2034		803

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Defined benefit pension plans – continued

As of December 31, 2024 and 2023, the aggregate PBO for pension plans and other post-employment benefits and the plan assets by country were as follows:

		2024				2023
		PBO	Assets	Deficit		PBO	Assets	Deficit
Mexico	$	200	30	170	$	253	44	209
United States		142	143	(1)		184	188	(4)
United Kingdom		960	752	208		1,129	821	308
Germany		121	5	116		141	6	135
Other countries		281	215	66		303	216	87

	$	1,704	1,145	559	$	2,010	1,275	735

In some countries, Cemex has established health care benefits for retired personnel limited to a certain number of years after retirement. As of December 31, 2024 and 2023, the projected benefits obligation related to these benefits was $51 and $57, respectively, included within other benefits liability. The medical inflation rates used to determine the PBO of these benefits in 2024 and 2023 for Mexico were 8.0% and 8.0%, respectively, for Puerto Rico 7.0% in 2024 and 6.6% in 2023, for the United Kingdom were 6.7% in 2024 and 6.6% in 2023, and for TCL was a range between 5.0% and 8.0% in 2024 and 5.0% and 9.0% in 2023.
Significant settlements or curtailments related to employees’ pension benefits and other post-employment benefits during the reported periods
During 2024, there were no significant settlements or curtailments related to employees’ pension benefits and other post-employment benefits.
In 2023 as a result of an extension in the retirement age for the Company’s operations in Mexico, there was a reduction of $11 in the retirement obligations recognized against the statement of income for the period. Additionally, in France, there was a pension reform that increased the legal minimum retirement age, resulting in a total past service amendment of $1 in its pension plan recognized in the statement of income for the period.
During 2022, there were no significant settlements or curtailments related to employees’ pension benefits and other post-employment benefits.
Sensitivity analysis of pension and other post-employment benefits
As of December 31, 2024, Cemex performed sensitivity analyses on the most significant assumptions that affect the PBO, considering reasonable independent changes of plus or minus 50 basis points in each of these assumptions. The increase (decrease) that would have resulted in the PBO of pensions and other post-employment benefits are shown below:

		Pensions		Other benefits		Total
Assumptions:		+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps
Discount Rate Sensitivity	$	(75)	83	(3)	3	(78)	86
Salary Increase Rate Sensitivity		4	(4)	1	(1)	5	(5)
Pension Increase Rate Sensitivity		56	(54)	—	—	56	(54)

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

The
 Company’s funding arrangements, rate of contributions and funding requirements were made in accordance with the contractual multiemployer agreements. The combined amounts contributed to the Multiemployer Plans were $19 in 2024, $20 in 2023 and $21 in 2022. The Company expects to contribute $20 to the Multiemployer Plans in 2025.
Among
 other factors, Multiemployer Plans in the red zone (critical) are generally less than
65
% funded, Multiemployer Plans in the yellow zone (endangered) are less than
80
% funded and Multiemployer Plans in the green zone (neither critical and declining, critical, or endangered) are at least
80
% funded. Over
99
% of Cemex’s obligations and contributions under the Multiemployer Plans are related to the United States where
461
former employees are beneficiaries and where, according to data obtained from Multiemployer Plans actuary, most of the plans are considered to be in the green zone and one plan is in the yellow zone. As a result, the Company’s risk of increasing contributions is considered l
o
w. In the United Kingdom, the Multiemployer Plan, which covers only two of Cemex’s former employees, is in the green zone. In both the United States and the United Kingdom, Cemex is a small participant in the applicable Multiemployer Plans.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

20)	INCOME TAXES

20.1)	INCOME TAXES FOR THE PERIOD
The amounts of income tax expense in the statements of income for 2024, 2023 and 2022 are summarized as follows:

		2024	2023	2022
Current income tax expense 1	$	343	1,101	129
Deferred income tax (benefit) expense		(276)	103	39

	$	67	1,204	168

1	In 2024 includes minimum taxes which were not material (note 29.10).

20.2)	DEFERRED INCOME TAXES
As of December 31, 2024 and 2023, the main temporary differences that generated the consolidated deferred income tax assets and liabilities are presented below:

		2024	2023
Deferred tax assets:
Tax loss carryforwards and other tax credits	$	446	445
Accounts payable and accrued expenses		1,084	883
Intangible assets, net and other		130	203

Total deferred tax assets, gross		1,660	1,531
Presentation of net position by same legal entity		(987)	(1,168)

Total deferred tax asset, net in the statement of financial position		673	363

Deferred tax liabilities:
Property, machinery and equipment and right-of-use asset, net		(1,298)	(1,470)
Investments and other assets		(237)	(141)

Total deferred tax liabilities, gross		(1,535)	(1,611)
Presentation of net position by same legal entity		987	1,168

Total deferred tax liabilities, net in the statement of financial position		(548)	(443)

Net deferred tax assets (liabilities)	$	125	(80)

Out of which:
Net deferred tax assets in Mexican entities	$	393	67
Net deferred tax liabilities in foreign entities		(268)	(147)

Net deferred tax assets (liabilities)	$	125	(80)

As of December 31, 2024 and 2023, balances of the deferred tax assets and liabilities included in the statement of financial position are located in the following entities:

	2024			2023

	Assets	Liabilities	Net	Assets	Liabilities	Net

Mexican entities	$518	(125)	393	$185	(118)	67
Foreign entities	155	(423)	(268)	178	(325)	(147)

	$673	(548)	125	$363	(443)	(80)

The breakdown of changes in consolidated deferred income taxes during 2024, 2023 and 2022 was as follows:

	2024	2023	2022

Deferred income tax (benefit) expense in the statement of income	$(276)	103	39
Deferred income tax expense (benefit) in stockholders’ equity	57	(6)	14
Reclassifications 1	14	—	7

Change in deferred income tax during the period	$(205)	97	60

1	In 2024 and 2022, refers to the effects of the reclassification of balances to assets held for sale and related liabilities (note 4.2).

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Deferred income taxes – continued

Current and/or deferred income tax relative to items of other comprehensive income during 2024, 2023 and 2022 were as follows:

		2024	2023	2022
Expense related to foreign exchange fluctuations from intercompany balances (note 21.2)	$	—	5	—
Expense (benefit) associated to actuarial results (note 21.2)		11	(5)	32
Expense (benefit) related to derivative financial instruments (note 17.4)		4	(41)	(30)
Expense from foreign currency translation and other effects		33	35	12

	$	48	(6)	14

As of December 31, 2024, consolidated tax loss and tax credits carryforwards expire as follows:

	Amount of carryforwards	Amount of unrecognized carryforwards	Amount of recognized carryforwards

2025	$26	18	8
2026	44	24	20
2027	50	18	32
2028	45	20	25
2029 and thereafter	6,348	4,668	1,680

	$6,513	4,748	1,765

As of December 31, 2024, in connection with Cemex’s deferred tax loss carryforwards presented in the table above, to realize the benefits associated with such deferred tax assets that have been recognized, before their expiration, Cemex would need to generate $1,765 in consolidated pre-tax
income in future periods. Based on the same forecasts of future cash flows and operating results used by Cemex’s management to allocate resources and evaluate performance in the countries in which Cemex operates, along with the implementation of feasible tax strategies, Cemex believes that it will recover the balance of its tax loss carryforwards that have been recognized before their expiration. In addition, Cemex concluded that the deferred tax liabilities considered in the analysis of recoverability of its deferred tax assets will reverse in the same period and tax jurisdiction of the related recognized deferred tax assets. Moreover, a certain amount of Cemex’s deferred tax assets refers to operating segments and tax jurisdictions in which Cemex is currently generating taxable income or in which, according to Cemex’s management cash flow projections, will generate taxable income in the relevant periods before the expiration of the deferred tax assets.
The Parent Company does not recognize a deferred income tax liability related to its investments in subsidiaries considering that Cemex controls the reversal of the temporary differences arising from these investments and management is satisfied that such temporary differences will not reverse in the foreseeable future.

20.3)	RECONCILIATION OF EFFECTIVE INCOME TAX RATE
For the years ended December 31, 2024, 2023 and 2022, the effective consolidated income tax rates were as follows:

		2024	2023	2022

Earnings before income tax	$	980	1,323	570
Income tax expense		(67)	(1,204)	(168)

Effective consolidated income tax expense rate 1, 2		6.8%	91.0%	29.5%

1	The average effective tax rate equals the net amount of income tax benefit or expense divided by income or loss before income taxes, as these line items are reported in the statements of income.

2	Note 29.10 includes the statutory income tax rates of the main countries in which Cemex operates.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Reconciliation of effective income tax rate – continued

Differences between the financial reporting and the corresponding tax basis of assets and liabilities and the different income tax rates and laws applicable to Cemex, among other factors, give rise to permanent differences between the statutory tax rate applicable in Mexico, and the effective tax rate presented in the consolidated statements of income, which in 2024, 2023 and 2022 were as follows:

	2024		2023		2022

	%	$	%	$	%	$

Mexican statutory tax rate	30.0%	294	30.0%	397	30.0%	171
Income tax penalties in Spain (note 20.4)	—	—	46.9%	620	—	—
Difference between accounting and tax expenses, net 1	(9.2)%	(90)	0.4%	6	48.4%	276
Non-taxable sale of equity securities and fixed assets 2	(10.6)%	(104)	(1.3)%	(17)	4.6%	26
Difference between book and tax inflation	6.1%	60	9.1%	120	38.1%	217
Differences in the income tax rates in the countries where Cemex operates 3	2.5%	24	7.7%	103	(8.4)%	(48)
Changes in deferred tax assets 4	(10.1)%	(99)	(4.3)%	(57)	(80.7)%	(460)
Changes in provisions for uncertain tax positions	1.1%	11	0.1%	1	(6.8)%	(39)
Others	(3.0)%	(29)	2.4%	31	4.3%	25

Effective consolidated income tax expense rate	6.8%	67	91.0%	1,204	29.5%	168

1	In 2022, includes $365 related to the effects of impairment charges during the period which are basically non-deductible for tax purposes (note 7).

2	In 2024, includes $72 related to non-taxable income from the sale of shares of subsidiaries and associates during the period.

3	Refers to the effects of the differences between the statutory income tax rate in Mexico of 30% and the applicable income tax rates of each country where Cemex operates.

4	Refers to the effects in the effective income tax rate associated with changes during the period in the amount of deferred income tax assets related to Cemex’s tax loss carryforwards.
The following table compares the line item “Changes in deferred tax assets” as presented in the table above against the changes in deferred tax assets in the statement of financial position for the years ended December 31, 2024 and 2023:

		2024		2023

		Changes in the statement of financial position	Amounts in reconciliation	Changes in the statement of financial position	Amounts in reconciliation

Tax loss carryforwards generated and not recognized during the year	$	—	89	—	45
Derecognition related to tax loss carryforwards recognized in prior years		(100)	—	(125)	—
Recognition related to unrecognized tax loss carryforwards		105	(186)	12	(105)
Foreign currency translation and other effects		(4)	(2)	(3)	3

Changes in deferred tax assets	$	1	(99)	(116)	(57)

20.4)	UNCERTAIN TAX POSITIONS AND SIGNIFICANT TAX PROCEEDINGS
Uncertain tax positions
As of December 31, 2024 and 2023, as part of current provisions and non-current
other liabilities (note 18), Cemex has recognized provisions related to unrecognized tax benefits in connection with uncertain tax positions taken, in which it is deemed probable that the tax authorities would differ from the position adopted by Cemex. As of December 31, 2024, the tax returns submitted by some subsidiaries of Cemex located in several countries are under review by the respective tax authorities in the ordinary course of business. Cemex cannot anticipate if such reviews will result in new tax assessments, which would, should any arise, be appropriately disclosed and/or recognized in the financial statements. A summary of the beginning and ending balances of unrecognized tax benefits for the years ended December 31, 2024, 2023 and 2022, excluding interest and penalties, is as follows:

		2024	2023	2022

Balance of tax positions at beginning of the period	$	78	41	48
Additions for tax positions of prior periods		5	34	5
Additions for tax positions of current period		14	3	5
Reductions for tax positions related to prior periods and other items		(2)	(1)	(11)
Settlements and reclassifications		(31)	—	(4)
Expiration of the statute of limitations		(8)	(2)	(2)
Foreign currency translation effects		(5)	3	—

Balance of tax positions at end of the period	$	51	78	41

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

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
Significant tax proceedings
As of December 31, 2024, the Company’s most significant tax proceedings are as follows:

•
On August 9, 2024, in connection with the fines imposed by the tax authorities in Spain (the “Tax Authorities”) related to the years 2006 to 2009, the Tax Authorities notified Cemex España, S.A. (“Cemex España”) of the final amount for a total of $473, initially payable no later than September 20, 2024. On September 6, 2024, Cemex España paid an amount equivalent to $284 (60% of the fines). In connection with the remaining 40% of the fines for an amount equivalent to $189, Cemex España filed before the National Court (
Audiencia Nacional
) a motion against the assessment issued by the Tax Authorities, claiming a right to a reduction of the remaining 40% for early payment considered by the applicable tax code in Spain. Furthermore, as a cautionary measure, on September 9, 2024, Cemex España filed an appeal with the
Tribunal Económico Administrativo Central
(“TEAC”) in connection with the motion mentioned before. On September 10, 2024, Cemex España paid an additional amount of $3 and, if the process over the reduction of the 40% is not resolved in Cemex’s favor, filed a request to the Tax Authorities for a postponement of payment and requested an authorization to pay the outstanding amount of the fines in installments over four years starting in April 2025. Cemex has offered to the Tax Authorities, as guarantee to cover such postponement, a surety insurance. As of December 31, 2024, the Tax Authorities have neither accepted nor denied such request. However, the processes filed before the National Court and TEAC plus the request for the postponement, have suspended the execution of the outstanding amount of the fines by the Tax Authorities.

•
On March 26, 2021, the Tax Authorities notified Cemex España of an assessment for income taxes in an amount equivalent to $50 as of December 31, 2024, plus late interest, derived from a tax audit process covering the tax years 2010 to 2014. This assessment was appealed before the TEAC. For the suspension of the payment of the tax assessment to be granted, Cemex España provided a payment guarantee which was approved by such tax authorities. Moreover, on November 30, 2021, the Tax Authorities notified Cemex España of a penalty for an amount equivalent to $70, derived from the tax audit process covering the same period from 2010 to 2014. This assessment was appealed before the TEAC. In December 2023, Cemex España received a partial resolution from the TEAC. On February 26, 2024, Cemex España received the provisional assessment to pay a $60 including the income tax due and the penalty. Cemex España paid the mentioned amount. As of December 31, 2024, this matter is finalized.

•
In connection with the tax return for the year 2012, the Colombian Tax Authority (the “Colombian Tax Authority”) assessed an increase in the income tax payable by Cemex Colombia S.A. (“Cemex Colombia”) and imposed an inaccuracy penalty for amounts in Colombian Pesos equivalent to $28 of income tax and $28 of penalty. After several procedures and appeals, in 2021, Cemex Colombia filed an appeal in the Administrative Court of Cundinamarca. If the proceeding is adversely resolved in the final stage, Cemex Colombia must pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the payment date. As of December 31, 2024, Cemex considers that an adverse resolution in this proceeding after the conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding. If adversely resolved, Cemex believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of Cemex.

•
In connection with the tax return for the year 2011, the Colombian Tax Authority notified Cemex Colombia of a proceeding in which it rejected certain deductions and determined an increase in the income tax payable and imposed a penalty for amounts in Colombian Pesos equivalent to $19 of income tax and $19 of penalty. After several procedures and appeals, in 2020, the Colombian Tax Authority confirmed the claims of the official liquidation, and this was then appealed in the Administrative Court of Cundinamarca. If the proceeding is adversely resolved in its final stage, Cemex Colombia would have to pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the date of payment. As of December 31, 2024, Cemex considers that an adverse resolution in this proceeding after the conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding. If adversely resolved, Cemex believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of Cemex.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

21)	STOCKHOLDERS’ EQUITY

The consolidated financial statements are presented in Dollars based on IAS 21,
The Effects of Changes in Foreign Exchange Rates
(“IAS 21”), while the reporting currency of the Parent Company is the Peso. As a result, for the consolidated entity, transactions of common stock, additional paid-in
capital and retained earnings are translated and accrued using historical exchange rates of the dates on which the transactions occurred. As a result, although the amounts of total non-controlling
interest in the consolidated financial statements and total stockholders’ equity of the Parent Company are the same, IAS 21 methodology results in differences between line-by-line
items within Cemex’s total controlling interest and the Parent Company’s total stockholders’ equity. The official stockholders’ equity for statutory purposes is that of the Parent Company as expressed in Pesos. As of December 31, 2024, the line-by-line
reconciliation between Cemex’s controlling interest, as reported using the Dollar as presentation currency, and the Parent Company’s stockholders’ equity, using a convenience translation of the balances in Pesos translated using the exchange rate of 20.83 Pesos per Dollar as of December 31, 2024, is as follows:

		As of December 31, 2024

		Consolidated	Parent Company

Common stock and additional paid-in capital 1	$	7,699	4,958
Other equity reserves 1, 2		(770)	3,149
Retained earnings 2		5,247	4,069

Total controlling interest	$	12,176	12,176

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

As of December 31, 2024 and 2023, stockholders’ equity excludes investments in CPOs of the Parent Company held by subsidiaries of $12 (20,541,277 CPOs) and $16 (20,541,277 CPOs), respectively, which were eliminated within “Other equity reserves.”

21.1)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL
As of December 31, 2024 and 2023, the breakdown of consolidated common stock and additional paid-in
capital was as follows:

		2024	2023

Common stock	$	318	318
Additional paid-in capital		7,381	7,381

	$	7,699	7,699

As of December 31, 2024 and 2023, the common stock of Cemex, S.A.B. de C.V. was presented as follows:

	2024		2023

Shares 1	Series A 2	Series B 2	Series A 2	Series B 2

Subscribed and paid shares	29,016,656,496	14,508,328,248	29,016,656,496	14,508,328,248
Unissued shares authorized for executives’ stock compensation programs	881,442,830	440,721,415	881,442,830	440,721,415

	29,898,099,326	14,949,049,663	29,898,099,326	14,949,049,663

1	As of December 31, 2024 and 2023, 13,068,000,000 shares correspond to the fixed portion, and 31,779,148,989 shares correspond to the variable portion, respectively.

2
Series “A” or Mexican shares must represent at least 64% of Cemex, S.A.B. de C.V.’s capital stock; Series “B” or free subscription shares must represent at most 36% of Cemex, S.A.B. de C.V.’s capital stock.

On March 22, 2024 stockholders at the general ordinary shareholders’ meeting of Cemex, S.A.B. de C.V. approved: (a) the payment of a cash dividend for a total of $120 in four equal quarterly installments beginning in June 2024 and finalizing in March 2025; (b) setting the amount of $500 or its equivalent in Pesos as the maximum amount that during fiscal year 2024, and until the next ordinary general shareholders’ meeting of Cemex, S.A.B. de C.V. is held, Cemex, S.A.B. de C.V. may use for the acquisition of its own shares or securities representing such shares; (c) the appointment of the members of the Board of Directors, the Audit Committee, the Corporate Practices and Finance Committee and, the Sustainability, Climate Action, Social Impact and Diversity Committee; and (d) the extension of share-based long-term compensation programs in shares of Cemex, S.A.B. de C.V.’s until December 31, 2028. During 2024, there were no purchases of own shares under the outstanding share repurchase program.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Common stock and additional
paid-in
capital – continued

On March 23, 2023, stockholders at the general ordinary shareholders’ meeting of Cemex, S.A.B. de C.V. approved: (a) setting an amount of $500 or its equivalent in Pesos, as the maximum amount of resources that during fiscal year 2023, and until the next general ordinary shareholders’ meeting is held that Cemex, S.A.B. de C.V. may use for the acquisition of its own shares or securities representing such shares; (b) authorize the Parent Company’s Board of Directors to determine the bases on which the acquisition and placement of said shares shall be instructed, designate the persons that shall make the decisions to acquire or place them, appoint those responsible for carrying out the transaction and giving the corresponding notices to the authorities; and (c) to decrease Cemex, S.A.B. de C.V.’s capital stock, in its variable part, through the cancellation of 662 million of own shares (22.1 million ADSs), which were acquired through the share repurchase program in 2022. During 2023, there were no purchases of own shares under the outstanding share repurchase program.
On March 24, 2022, stockholders at the general ordinary shareholders’ meeting of Cemex, S.A.B. de C.V. approved: (a) setting an amount of $500 or its equivalent in Pesos as the maximum amount of resources through the year 2022 and until the next general ordinary shareholders’ meeting is held that Cemex, S.A.B. de C.V. may use for the acquisition of its own shares or securities representing such shares; (b) authorize the Parent Company’s Board of Directors to determine the bases on which the acquisition and placement of any such shares shall be instructed, designate the persons that shall make the decisions to acquire or place them, appoint those responsible for carrying out the transaction and giving the corresponding notices to the authorities; and (c) designation of the members of the Board of Directors, as well as members of the Audit, Corporate Practices and Finance, and Sustainability Committees. During 2022, 662 million own shares (22.1 million ADSs) were acquired under the outstanding share repurchase program for an amount of $111.
In 2024, 2023 and 2022, Cemex, S.A.B. de C.V. did not issue shares in connection with its executive share-based compensation programs (note 22).

21.2)	OTHER EQUITY RESERVES AND SUBORDINATED NOTES
As of December 31, 2024 and 2023, the caption of other equity reserves and subordinated notes was integrated as follows:

		2024	2023

Other equity reserves	$	(2,756)	(2,349)
Subordinated notes		1,986	1,986

	$	(770)	(363)

Other equity reserves
As of December 31, 2024 and 2023, other equity reserves are detailed as follows:

		2024	2023

Cumulative translation effect, tax effects from deferred income taxes recognized directly in equity (note 20.2) and derivative financial instruments designated as cash flow hedges	$	(1,066)	(672)
Cumulative actuarial losses		(324)	(398)
Cumulative coupon accrued under perpetual debentures		(1,070)	(1,070)
Cumulative coupon accrued under subordinated notes		(347)	(204)
Other effects		51	(5)

	$	(2,756)	(2,349)

For the years ended December 31, 2024, 2023 and 2022, the translation effects of foreign subsidiaries included in the statements of comprehensive income were as follows:

		2024	2023	2022

Foreign currency translation results 1	$	(275)	356	(235)
Foreign exchange fluctuations from debt 2		68	(28)	(23)
Foreign exchange fluctuations from intercompany balances 3		1	(73)	(68)

	$	(206)	255	(326)

1
These effects refer to the translation result of the financial statements of foreign subsidiaries and include the changes in the fair value of foreign exchange forward contracts designated as a hedge of a net investment (note 17.4).

2	Generated by foreign exchange fluctuations over a notional amount of debt in Cemex, S.A.B. de C.V., identified and designated as a hedge of the net investment in foreign subsidiaries (note 29.3).

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

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Subordinated notes

In March 2023, the Parent Company issued $1,000 of 9.125% subordinated notes (the “2023 Subordinated Notes”). After issuance costs, the Parent Company received $992. The 2023 Subordinated Notes are aligned with the Green Financing Framework (the “GFF”) and the net proceeds obtained in the issuance should be applied to finance, in whole or in part, one or more new or existing Eligible Green Projects (“EGPs”) under its GFF’s use-of-proceeds.
EGPs include those related to pollution prevention and control, renewable energy, energy efficiency, clean transportation, sustainable water and wastewater management, and eco-efficient
and/or circular economy adapted products, production technologies and processes.
In June 2021, the Parent Company issued $1,000 of 5.125% subordinated notes (the “2021 Subordinated Notes”). After issuance costs, the Parent Company received $994. The net proceeds obtained were used to repurchase in full the balance then outstanding of perpetual debentures issued by subsidiaries and the repayment of debt.
Under the 2023 Subordinated Notes and the 2021 Subordinated Notes (jointly the “Subordinated Notes”), which do not have a maturity or repayment date or mandatory redemption date, interest may be deferred indefinitely at the sole discretion of the Parent Company. In addition, the Subordinated Notes: (i) are not redeemable at the option of the holders of the Subordinated Notes (the “Noteholders”), (ii) do not have the benefit of standard debt covenants, and (iii) do not include an event of default relating to a payment or covenant default with respect to any indebtedness of Cemex. Moreover, the Parent Company is in control of the instances that may lead to the repayment of the Subordinated Notes, including Cemex’s repurchase option on the fifth anniversary of each issuance, the specific redemption events as well as those under a reorganization or bankruptcy event under the applicable laws. In the hypothetical event of liquidation of the Parent Company, the Noteholders would have a claim on any residual net assets available after all liabilities have been settled; therefore, the Noteholders have no guarantee of collecting the principal amounts of the Subordinated Notes or any deferred accrued interest, if any.
Based on the above characteristics of the Subordinated Notes, included in contractual terms that are considered to be substantive, and legal considerations, under IAS 32, Financial Instruments: Presentation (“IAS 32”), Cemex concluded that the Subordinated Notes do not meet the definition of financial liability under IAS 32, and consequently are classified in controlling interest stockholders’ equity within Other equity reserves. The classification as equity of the Subordinated Notes can be summarized as follows:

•
As mentioned above, the Subordinated Notes do not meet the definition of financial liability considering that they include no contractual obligation: (i) to deliver cash or another financial asset to another entity; or (ii) to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the issuer. This is because:

•
The Noteholders have agreed to the deferral of interest and principal, given that the Parent Company has the unilateral and unconditional right to perpetually defer the payment of principal and interest;

•
The Parent Company controls any payments to be made to the Noteholders, including in the event of bankruptcy under either the laws of Mexico (
Ley de Concursos Mercantiles
) or U.S. bankruptcy laws (Chapter 11); and

•
The Subordinated Notes contractually evidence a residual interest in the assets of the Parent Company after deducting all of its liabilities. The only requirement to settle the Notes would be in liquidation, which is akin to an equity instrument under IAS 32.

Coupon payments on the Subordinated Notes were included in “Other equity reserves” and amounted to $143 in 2024, $120 in 2023 and $54 in 2022.

21.3)	RETAINED EARNINGS
The Parent Company’s net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one-fifth
of the common stock. As of December 31, 2024, the legal reserve amounted to $87. During 2024, as mentioned in note 21.1, the Parent Company declared dividends of $120, of which, as of December 31, 2024, the last quarterly payment of $30 remain payable.

21.4)	NON-CONTROLLING INTEREST
Non-controlling
interest
Non-controlling
interest represents the share of
non-controlling
stockholders in the equity and results of consolidated subsidiaries. As of December 31, 2024 and 2023, non-controlling
interest in equity amounted to $301 and $352, respectively. In 2024, 2023 and 2022, non-controlling
interests in consolidated net income were $21, $17 and $27, respectively. These non-controlling
interests arise mainly from the following Cemex’s subsidiaries:

•
TCL shares trade in the Trinidad and Tobago Stock Exchange. As of December 31, 2024 and 2023, there is a non-controlling
interest in TCL of 30.17% of its common shares (see note 4.3 for certain relevant condensed financial information).

•
As of December 31, 2023, there was a
non-controlling
interest in CHP of 10.14% of its ordinary shares. CHP’s assets consisted primarily of Cemex’s cement manufacturing assets in the Philippines. As mentioned in note 4.2, on December 2, 2024, Cemex sold all its operations and assets in the Philippines.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Non-controlling
interest – continued

•
Until June 2023, after the conclusion of a tender offer and delisting process, CLH, traded its ordinary shares on the Colombian Stock Exchange. CLH is the indirect holding company of Cemex’s operations in Colombia, Panama and Nicaragua, until September 10, 2024 of the operations in Guatemala and, until August 31, 2022 of the operations in Costa Rica and El Salvador. As of December 31, 2024 and 2023, there was a non-controlling
interest in CLH of 0.16% and 0.50% of its ordinary shares, respectively.

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
Cemex, S.A.B. de C.V. sponsors different long-term restricted share-based compensation programs for a wide range of executives. For eligible executives, stock-based compensation represents a fixed percentage of such executive’s annual compensation (the “Stock Bonus”). This Stock Bonus was paid in the Parent Company’s CPOs until December 31, 2023 and is paid in the Parent Company’s ADSs beginning January 1, 2024, considering certain management improvements that do not affect employees, and which number is determined on the award date by reference to the Stock Bonus amount and the stock market price of such award date (i.e., once the number of shares is determined, such number is fixed and will not change as a result of changes in the stock market price).
Under our long-term share-based compensation programs, the Company sponsors a program oriented to our top management, which is subject to internal and external performance metrics and rendering of services over a three-year period (the “Performance Plan”), and another program for key executives and key performers, which is subject only to the passage of time and rendering of services over a four-year period (the “Ordinary Plan” together with the Performance Plan, the “Share-Based Compensation Programs”). Shares awarded under the Ordinary Plan are initially restricted for sale and are proportionately released to the executives as services are rendered at the end of each year at a 25% rate over a four-year period, to the extent they remain in the Company at each settlement date. Once the executive is no longer employed by the Company, any shares awarded under the Ordinary Plan are generally forfeited. The Performance Plan, depending on their weighted achievement, may result in a final payout at the end of the third year between 0% and 200% of the target for each award. The fair value of the awards under the Performance Plan is determined by using an option pricing model.
For the years 2024, 2023 and 2022, the changes in connection with the Share-Based Compensation Programs were as follows:

					ADSs equivalents delivered (thousands)
Plan	Target number of ADSs (thousands) 1	ADS price at award’s date 2	Fair value (%)	Fair value (millions)	2024	2023	2022	ADSs Forfeited (thousands)	ADSs Outstanding (thousands) 3
Performance Plans
2019	2,303.0	$4.4	130%	13.2	—	—	3,062.8	—	—
2020	4,146.0	$2.3	155%	14.8	—	8,448.2	—	—	—
2021	1,227.2	$8.0	150%	14.7	446.3	—	—	780.9	—
2022	2,403.6	$4.3	149%	15.4	—	—	—	—	3,571.7
2023	2,825.4	$6.4	145%	26.1	—	—	—	—	4,094.1
2024	1,976.7	$6.3	133%	16.6	—	—	—	—	2,621.5
Ordinary Plans
2019	8,048.2	$4.7	100%	37.5	—	42.4	1,521.4	118.3	—
2020	11,162.2	$2.5	100%	28.1	—	2,293.0	2,370.9	253.7	—
2021	5,716.6	$7.2	100%	41.3	1,210.7	1,442.7	1,465.6	56.6	4.2
2022	9,483.0	$4.9	100%	46.0	2,166.0	2,450.5	2,499.8	26.4	2,298.8
2023	6,531.9	$5.9	100%	38.4	1,582.9	1,765.0	—	48.0	3,136.0
2024	8,531.7	$7.2	100%	61.5	2,248.0	—	—	—	6,283.7

					7,653.9	16,441.8	10,920.5	1,283.9	22,010.0

1	The target number of ADSs for the performance plans assume a 100% payout.

2	Average ADS price of the awards at the date of grant.

3
Until the final payout of the Performance Plans is known after the conclusion of the three-year period for each award, the number of ADSs outstanding assumes a payout considering the same percentage of fair value determined by the option pricing model.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Share-based compensation programs – continued

The combined compensation expense related to the Share-Based Compensation Programs described above as determined considering the fair value of the awards at the date of grant in 2024, 2023 and 2022, was recognized in the operating results of each subsidiary where the executives render services against other equity reserves and amounted to $55 in 2024, $61 in 2023 and $52 in 2022. The compensation expense determined at the date of grant is not reversed when the final payout of the performance programs is lower than the estimated fair value. The required Parent Company’s ADSs delivered to the executives to meet the Company’s awards are either newly issued or purchased, at the Company’s election. For these purposes, from time to time, an external trust in which the executives are beneficiaries, may receive funding from Cemex to incur these purchases. When the Parent Company funds the executives’ trust, it recognizes a decrease in other equity reserves against cash. As of December 31, 2024, there were no options or commitments to make payments in cash to the executives based on changes in the market price of the Parent Company’s ADSs.

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
The amounts considered for calculations of earnings per share in 2024, 2023 and 2022 were as follows:

		2024	2023	2022

Denominator (thousands of shares)
Weighted-average number of shares outstanding – basic		43,405,354	43,510,758	43,554,921
Effect of dilutive instruments – share-based compensation (note 22) 1		660,298	599,229	793,322

Weighted-average number of shares – diluted		44,065,652	44,109,987	44,348,243

Numerator
Net income from continuing operations	$	913	119	402
Less: non-controlling interest net income		21	17	27

Controlling interest net income from continuing operations	$	892	102	375

Net income from discontinued operations	$	47	80	483

Basic earnings per share
Controlling interest basic earnings per share	$	0.0217	0.0042	0.0197
Controlling interest basic earnings per share from continuing operations		0.0206	0.0023	0.0086
Controlling interest basic earnings per share from discontinued operations		0.0011	0.0018	0.0111

Controlling interest diluted earnings per share
Controlling interest diluted earnings per share	$	0.0213	0.0041	0.0193
Controlling interest diluted earnings per share from continuing operations		0.0202	0.0023	0.0085
Controlling interest diluted earnings per share from discontinued operations		0.0011	0.0018	0.0109

1	Number of the Parent Company’s shares to be potentially issued under the Share-Based Compensation Programs, equivalent to 220.1 million CPOs or 22.01 million ADSs.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

24)	COMMITMENTS

24.1)	CONTRACTUAL OBLIGATIONS
As of December 31, 2024, Cemex had the following contractual obligations:

		2024

Obligations		Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Long-term debt	$	189	1,551	1,552	2,267	5,559
Leases 1		320	398	255	542	1,515

Total debt and other financial obligations 2		509	1,949	1,807	2,809	7,074
Interest payments on debt 3		262	510	359	387	1,518
Pension plans and other benefits 4		156	268	266	670	1,360
Acquisition of property, plant and equipment		293	174	2	—	469
Purchases of services, raw materials, fuel and energy 5		506	793	406	513	2,218

Total contractual obligations	$	1,726	3,694	2,840	4,379	12,639

1
Represent nominal cash flows. As of December 31, 2024, the NPV of future payments under the Company’s lease contracts was $1,171, of which, $352 refers to payments from 1 to 3 years and $209 refers to payments from 3 to 5 years.

2
The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, Cemex has replaced its long-term obligations for others of a similar nature.

3	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2024.

4	Represents estimated annual payments under these benefits for the next ten years (note 19), including the estimate of new retirees during such future years.

5
Future payments for the purchase of raw materials are presented based on contractual nominal cash flows. Future nominal payments for energy were estimated for all contractual commitments based on an aggregate average expected consumption per year using the future prices of energy established in the contracts for each period. Future payments also include Cemex’s commitments for the purchase of fuel, carbon allowances and other services.

As of December 31, 2024 and 2023, from the contractual obligations summarized in the table above, the description of the most significant contracts is as follows:

•
In March 2024, with the intention of hedging a significant portion of Cemex’s expected deficit of emission carbon allowances (“EUAs”) under the European Union’s emissions trading system (“EU ETS”) (note 29.13), Cemex entered into physically-settled forward purchase commitments for own use in 2029 and 2030 for the acquisition of 1.8 million EUAs for an aggregate price of $157.

•
In October 2022, Cemex entered into a five-year agreement with Neoris beginning in 2023 for the acquisition of Information Technology (“IT”) solutions and services for an annual amount of at least $55.

•
In February 2022, Cemex renewed or entered into new agreements with six service providers in the fields of data processing services (back office) in finance, accounting and human resources; as well as IT infrastructure services, support and maintenance of IT applications in the countries in which Cemex operates, for a tenure of five to seven years at an average annual cost of $60. These contracts replaced the agreements Cemex maintained with IBM, which expired on August 31, 2022.

•
Beginning in 2016, in connection with the Ventika S.A.P.I. de C.V. and the Ventika II S.A.P.I. de C.V. wind farms (jointly “Ventikas”) located in the Mexican state of Nuevo Leon with a combined generation capacity of 252 Megawatts (“MW”), Cemex agreed to acquire a portion of the energy generated by Ventikas for its overall electricity needs in Mexico for a period of 20 years. The estimated annual cost of this agreement is $24 if Cemex receives all its energy allocation. Nonetheless, energy supply from wind is variable in nature and final amounts are determined considering the final MW per hour (“MWh”) effectively received at the agreed prices per unit.

•
Beginning in 2010, for its overall electricity needs in Mexico, Cemex agreed with EURUS to purchase a portion of the electric energy generated for no less than 20 years. EURUS is a wind farm with an installed capacity of 250 MW operated by ACCIONA in the Mexican state of Oaxaca. The estimated annual cost of this agreement is $77 if Cemex receives all its energy allocation. Nonetheless, energy supply from wind sources is variable in nature and final amounts will be determined considering the final MWh effectively received at the agreed prices per unit.

•
Cemex maintains a commitment initiated in April 2004 to purchase the energy generated by Termoeléctrica del Golfo (“TEG”) until 2027 for its overall electricity needs in Mexico. The estimated annual cost of this agreement is $87 if Cemex receives all its energy allocation. Nonetheless, final amounts will be determined considering the final MWh effectively received at the agreed prices per unit.

•
In regard to the above, Cemex also committed to supply TEG and another third-party electrical energy generating plant adjacent to TEG with all fuel necessary for their operations until the year 2027, equivalent to 1.2 million tons of petroleum coke per year. Cemex covers its commitments under this agreement acquiring the volume of fuel from sources in the international markets and Mexico.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Contractual obligations – continued

•
On October 24, 2018, Cemex, S.A.B. de C.V. entered into an energy financial hedge agreement in Mexico, commencing October 1, 2019 and for a period of 20 years. Through the contract, the Company fixed the MWh cost over an electric energy volume of 400 thousand MWh per year, through the payment of 25.375 Dollars per MWh of electric power in exchange for a market price. The committed price to pay will increase by 1.5% annually. The differential between the agreed price and the market price is settled monthly. Cemex considers this agreement as a hedge for a portion of its aggregate consumption of electric energy in Mexico and recognizes the result of the exchange of price differentials described previously in the statements of income as a part of the costs of energy. As a result of this contract, during 2024, 2023 and 2022, the Company received net proceeds of $5, $3 and $3, respectively. Cemex does not recognize this agreement at fair value since there is no deep market for electric power in Mexico that would effectively allow for its valuation.

24.2)	COMMITMENTS FROM EMPLOYEE BENEFITS
In some countries, Cemex has self-insured health care benefits plans for its active employees, which are managed on cost-plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2024, in particular plans, Cemex has established stop-loss limits for continued medical assistance derived from a specific cause (e.g., an automobile accident, illness, etc.) ranging for a total limit of 550 thousand Dollars. In other plans, Cemex has established stop-loss limits per employee regardless of the number of events for a total cost of 2.5 million Dollars. The contingency for Cemex if all employees qualifying for health care benefits required medical services simultaneously is significant. However, Cemex believes this scenario is remote. The amount expensed through self-insured health care benefits was $72 in 2024, $72 in 2023 and $64 in 2022.

24.3)	CLIMATE CHANGE AND COMMITMENTS FOR THE REDUCTION OF CARBON DIOXIDE (“CO 2 ”) EMISSIONS (unaudited)
The cement industry releases CO
2
as part of the production process, mainly during the calcination of limestone, as well as CO
2
released through the use of fossil fuels in the kilns. Currently, it is estimated that the whole cement industry releases between
5% to 8%
of global CO
2
emissions per year. In Cemex, from an estimate of close to
50
million tons of gross CO
2
emissions per year (excluding discontinued operations),
63% are directly related to the production process (Scope 1), 6% are indirect emissions from electricity consumption (Scope 2) and the remaining 31% arise from activities related to the rest of the supply chain which includes supply and transportation (Scope 3).
Cemex has an agenda of medium-term and long-term initiatives aiming at significantly reducing its CO
2
emissions in order to align the Company’s efforts with the Paris Agreement objectives of limiting global warming to 1.5ºC above pre-industrial
levels. Cemex has defined its medium-term and long-term targets, which are mainly: 1)
31
%
reduction in CO
2
emissions by 2030, compared to its 2020 baseline in Scope 1 emissions (a
47
% reduction compared to its 1990 baseline); 2) achieve a
58
% reduction in Scope 2 emissions by 2030 compared to a 2020 baseline; 3) achieve reductions by 2030 compared to a 2020 baseline, of
25
%
in CO
2
emissions per ton of purchased clinker and cement,
30
% in transport emissions,
40
% of Scope 3 emissions per ton of purchased fuels and
42
% in absolute Scope 3 emissions from the use of traded fuels; and 4) reach net zero
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
to +10% in the total cash payout of the annual executive variable compensation of the Chief Executive Officer, the top senior management, and more than 4,500 employees, eligible for executive variable compensation. Moreover, Cemex has detailed yearly CO
2
roadmaps developed for each cement plant which include, among other factors: a) the increasing use of alternative fuels and electricity from clean sources as well as combustion enhancers such as hydrogen, b) the increasing use of decarbonated or lower carbon raw materials and cementitious materials to reduce the clinker factor, as well as c) a roll-out
of other proven CO
2
reduction technologies and the investments required for their implementation.
Furthermore, to achieve the
net-zero
CO
2
emissions target globally by 2050, Cemex is working through an open innovation platform in which it partners and collaborates with start-ups,
universities, other industry players and entities from other industries along with the capabilities of Cemex’s Global Research and Development, Cemex Ventures, the corporate venture capital and open innovation unit of Cemex, and the internal “Smart Innovation” process, Cemex is developing a robust research and development portfolio of projects aimed at identifying the most promising technologies to capture, store and utilize CO
2
. These technologies should contribute beyond 2030 to fully decarbonize Cemex’s operations. To build this portfolio, Cemex is tapping into and expects to continue to tap government funding in Europe and the United States, where there are well established programs to foster innovation in the green technologies of the future. Cemex continues to pursue its strategy in the different markets where it operates.
As of the reporting date, there are no internal plans or commitments with local authorities to shut down operating assets due to climate change issues or concerns. For the years ended December 31, 2024, 2023 and 2022, the Company’s other expenses, net, in the statement of income, include expenses and losses associated with severe weather conditions of $9, $3 and $1, respectively, mainly related with hurricanes in Mexico and the United States in 2024, winter storms in the United States in 2023 and hurricane Ian in 2022. As of December 31, 2024, Cemex does not expect additional investments, expenses, or losses in connection with these events of nature.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

25)	LEGAL PROCEEDINGS

25.1)	PROVISIONS RESULTING FROM LEGAL PROCEEDINGS
Cemex is involved in various significant legal proceedings, which adverse resolutions are deemed probable. As a result, certain provisions and/or losses have been recognized in the financial statements, representing the best estimate of foreseeable cash outflows. As of December 31, 2024, the details of the most significant cases are as follows:

•
As of December 31, 2024, Cemex has environmental remediation liabilities in the United Kingdom pertaining to closed and current landfill sites for the confinement of waste, representing the NPV of the obligations for an amount in Pounds sterling equivalent to $178. Expenditure, including monitoring, installation, repair and renewal of environmental infrastructure, was assessed and quantified over a period up to 60 years from the date of closure, in which the sites have the potential to cause environmental harm.

•
As of December 31, 2024, Cemex has environmental remediation liabilities in the United States for $37, related to: a) the disposal of various materials in accordance with past industry practice, which might currently be categorized as hazardous substances or wastes; and b) the cleanup of sites used or operated by Cemex, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Cemex does not believe that expenditure on these matters would exceed the amounts recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with, or litigation against, potential sources of recovery have been completed.

25.2)	CONTINGENCIES FROM LEGAL PROCEEDINGS
Cemex is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable. Nonetheless, until all stages in the procedures are exhausted in each proceeding, Cemex cannot assure the achievement of a final favorable resolution.
As of December 31, 2024, the most significant contingencies with a quantification of the potential loss, when it is determinable and would not impair the outcome of the relevant proceeding, were as follows:

•
The European Commission has inspected Cemex’s offices in France and requested certain information relating to the business in France in the construction chemicals sector, which includes chemical admixtures and additives for use in concrete, cement and related construction products. Cemex is fully cooperating with the authorities conducting this investigation. The fact that this investigation is being conducted does not mean that the European Commission has concluded that Cemex has violated the law. As of December 31, 2024, due to the current stages of this investigation, Cemex is not able to assess the likely outcome of the investigation as it relates to us or whether it would have a material adverse impact on our results of operations, liquidity and financial condition.

•
Cemex’s operations in the United States received a grand jury subpoena issued by the Department of Justice (the “DOJ”) in connection with an investigation of possible antitrust law violations in the cement additives and concrete admixtures sector. Cemex is fully cooperating with the authorities conducting this investigation. The fact that this investigation is being conducted does not mean that the DOJ has concluded that Cemex has violated the law. As of December 31, 2024, due to the current stage of this investigation, we are not able to assess the likely outcome of the investigation as it relates to us or whether it would have a material adverse impact on our results of operations, liquidity and financial condition.

•
In December 2016, the Parent Company received subpoenas from the SEC seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo Project. These subpoenas do not mean that the SEC has concluded that the Parent Company or any of its affiliates violated the law. On March 12, 2018, the DOJ issued a grand jury subpoena to the Parent Company relating to its operations in Colombia and other jurisdictions. In 2020, the Company delivered all of the information and documentation that had been requested and has not received any more requests since then. The Parent Company intends to continue to cooperate fully with the SEC, the DOJ and any other investigative entity. As of December 31, 2024, the Parent Company is unable to predict the duration, scope, or outcome of either the SEC investigation or the DOJ investigation, or any other investigation that may arise, or the potential sanctions which could be borne by the Parent Company, or if such sanctions, if any, would have a material adverse impact on Cemex results of operations, liquidity or financial position.

In addition to the legal proceedings described above in notes 25.1 and 25.2, as of December 31, 2024, Cemex is involved in various legal proceedings of lesser impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions or divestitures; 4) claims to revoke permits and/or concessions; and 5) other diverse civil, administrative, commercial and lawless actions. Cemex considers that in those instances in which obligations have been incurred, Cemex has accrued adequate provisions to cover the related risks. Cemex believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, Cemex is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, Cemex may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case
basis would seriously prejudice Cemex’s position in the ongoing legal proceedings or any related settlement discussions. Accordingly, in these cases, Cemex has disclosed qualitative information with respect to the nature and characteristics of the contingency but has not disclosed the estimate of the range of potential loss.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

25.3)	OTHER SIGNIFICANT PROCESSES

In connection with the Maceo Plant, as described in note 15.1, as of December 31, 2024, the Maceo Plant has not initiated commercial operations. The evolution and status of the main issues related to the Maceo Plant are described as follows:

•
As of December 31, 2024, part of Cemex’s investments in the Maceo Plant, including the land, the mining concession, the environmental license and the shares of Zona Franca Especial Cementera del Magdalena Medio S.A.S. (“Zomam”) (holder of the free trade zone concession), acquired in 2012 from CI Calizas y Minerales S.A. (“CI Calizas”) and part of the plant’s own assets (28%), are under a process of forfeiture of ownership that was linked to a former shareholder of CI Calizas by the Attorney General’s Office of the Colombian Nation (the “Attorney General”). The rest of the plant’s assets (72%) belongs to Cemex Colombia. As a consequence of the process of forfeiture of ownership, Cemex Colombia (i) does not have the Zomam’s legal representation, (ii) is not the legitimate owner of the land on which the Maceo Plant was built, and (iii) is not the assigned beneficiary of the mining concession or the permits associated with the project. Additionally, Cemex Colombia’s ownership of the Zomam shares and of Zomam’s assets are subject to several legal proceedings.

•
In relation with the property of Zomam’s assets and its shares, on December 2020, Cemex Colombia filed a lawsuit before the Business Superintendency of Colombia, seeking the invalidity and, alternatively, the annulment of the equity contribution in-kind
carried out by Cemex Colombia to Zomam in December 2015, by means of which a portion of the Maceo Plant’s assets were contributed to such entity. As of December 31, 2024, the first and the second instance rulings, clearly stated that the capitalization made by Cemex Colombia was legal and complied with applicable laws. Against the decision, Cemex filed an extraordinary appeal, which is yet to be resolved by the Colombian Supreme Court of Justice. Additionally, on March 12, 2024, Corporación Cementera Latinoamericana S.L.U. (“CCL”), a Cemex indirect subsidiary, filed a lawsuit against Zomam, to recover $32.6 plus interest, owed by Zomam to CCL. Currently, the proceeding it’s on the initial stage and a first instance decision is yet to be obtained.

•
As to the forfeiture of ownership proceeding mentioned above, in April 2019, Cemex Colombia and one of its subsidiaries reached a conciliatory agreement with the Sociedad de Activos Especiales, S.A.S. (the “SAE”) and CI Calizas before the Attorney General’s Office and as a consequence, signed a contract of Mining Operation, Manufacturing and Delivery Services and Leasing of Properties for Cement Production (the “Operation Contract”), which allows Cemex Colombia to continue using the assets for an initial term of 21 years that can be extended for ten additional years under certain conditions. Under the Operation Contract, once the Maceo Plant begins commercial operations, Cemex Colombia and/or a subsidiary will pay on a quarterly basis: a) 0.9% of the net sales resulting from the cement produced in the plant as compensation to CI Calizas for the right of Cemex Colombia to extract and use the mineral reserves; and b) 0.8% of the net sales resulting from the cement produced in the plant as payment to Zomam for cement manufacturing and delivery services, as long as Zomam maintains the free trade zone benefit, or, 0.3% in case that Zomam losses such benefit. The Operation Contract will continue in force regardless of the result of the forfeiture of ownership process.

•
As of December 31, 2024, Cemex believes that it would be able to keep ownership of the Maceo Plant. Nevertheless, if the forfeiture of ownership proceeding over the assets is ordered in favor of the Colombian State, and if the assets were adjudicated to a third party in a public tender offer, by virtue of and early disposal proceeding, such third party would have to subrogate to the Operation Contract. As of December 31, 2024, Cemex is not able to estimate the results of such proceedings.

•
In October 2021, CI Calizas, as holder of the environmental license, began the procedures before the National Environmental License Authority (“ANLA”) to expand the environmental extraction license to 1.3 million metric tons of minerals (clay and limestone) annually from the Maceo Plant quarry without the need to bring minerals from other locations. On November 15, 2024, the ANLA archived CI Calizas’ application, this decision was appealed by CI Calizas. The ruling temporarily limits the mine’s material extraction capacity to 990 thousand tons of minerals (clay and limestone) and the plant’s production to 1.5 million metric tons of cement per year. This decision does not have a material adverse impact on the operations of the Maceo Plant. CI Calizas still has the right to file again the application to expand the environmental extraction license.

•
With this decision, most of the relevant permits of the Maceo Plant have been obtained, and thus, as of December 31, 2024, it is expected that the access road will be substantially completed in 2025 as well as the commissioning of the Maceo Plant. The Maceo Plant can begin operations adjusting its productions to the limits established by the corresponding permits and licenses without the conclusion of the access road.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

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
The definition of related parties includes entities or individuals outside Cemex, who may take advantage of being in a privileged situation due to their relationship with Cemex. Likewise, this applies to cases where Cemex may take advantage of such relationships and benefit from its financial position or operating results.
For the years ended December 31, 2024, 2023 and 2022, in the ordinary course of business, Cemex enters into transactions with related parties for the sale and/or purchase of products, the sale and/or purchase of services or the lease of assets, all of which are not significant for Cemex and, except for the transaction mentioned below, to the best of Cemex’s knowledge, are not significant to the related party, are incurred for non-significant
amounts for Cemex and are executed under conditions following the same authorizations applied to other third parties. These identified transactions, which involved members of the Parent Company’s Board of Directors, members of Cemex’s Executive Committee and other members of senior management, as applicable, are reviewed by the Parent Company’s Board of Directors Corporate Practices and Finance Committee and approved or ratified at least annually by the Parent Company’s Board of Directors, as per Cemex’s applicable policies on conflicts of interest and related person transactions. These transactions with related parties also include transactions with subsidiaries with significant non-controlling
interests, such as TCL and Caribbean Cement Company Limited; with other companies in which Cemex has a non-controlling
position, such as GCC and Lehigh White Cement Company; with companies in which the Parent Company’s Board of Director members are members of such company’s board of directors, like Banco Santander de Negocios de México, S.A. de C.V. and affiliates, Grupo ICA, S.A. de C.V. and affiliates, FEMSA, S.A.B. de C.V., Carza, S.A.P.I. de C.V. and related companies, Nemak, S.A.B. de C.V., NEG Natural, S.A. de C.V., Banco Mercantil del Norte, S.A. and affiliates, BBVA México S.A. and affiliates, Neoris N.V.; and with companies at which members of Cemex’s Executive Committee have family members such as Cementos Españoles de Bombeo, S. de R.L. (“CEB”), HSBC México, S.A. and affiliates and the firm Mckinsey & Company Inc. México, S.C. and affiliates, among others.
For Cemex, except as set forth below, none of these transactions executed in 2024 are material to be disclosed separately. In addition, during the same periods, no member of Cemex, S.A.B. de C.V.’s senior management or Board of Directors had any outstanding loans with Cemex.
The most important transaction with related parties during 2024 included in Cemex’s financial statements was as follows:

•	For the year 2024, Cemex incurred services from CEB, a provider of ready-mix pumping services to Cemex’s customers in Mexico for $70.
For the years 2024, 2023 and 2022, the aggregate compensation paid to members of Cemex, S.A.B. de C.V.’ Board of Directors, including alternate directors, and Cemex’s senior management was $48, $71 and $44, respectively. Of these amounts, $31 in 2024, $24 in 2023, $29 in 2022, were paid as base compensation plus performance bonuses, including pension and post-employment benefits. In addition, $17 in 2024, $47 in 2023 and $15 in 2022 of the aggregate amounts in each year, corresponded to allocations of ADSs under Cemex’s executive share-based compensation programs.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

27)	PRINCIPAL SUBSIDIARIES

As mentioned in notes 4.3 and 21.4, as of December 31, 2024 and 2023, there are non-controlling
interests in certain consolidated entities that are in turn holding companies of relevant operations. The principal subsidiaries as of December 31, 2024 and 2023, which ownership interest is presented according to the interest maintained by Cemex, were as follows:

		% Interest

Subsidiary	Country	2024	2023

Cemex España, S.A. 1	Spain	99.9	99.9
Cemex, Inc.	United States of America	100.0	100.0
Cemex Nicaragua, S.A. 2	Nicaragua	100.0	100.0
Assiut Cement Company	Egypt	95.8	95.8
Cemex Colombia, S.A. 3	Colombia	99.7	99.7
Cemento Bayano, S.A. 4	Panama	99.5	99.5
Cemex Dominicana, S.A. 5	Dominican Republic	100.0	100.0
Trinidad Cement Limited	Trinidad and Tobago	69.8	69.8
Caribbean Cement Company Limited 6	Jamaica	79.0	79.0
Cemex de Puerto Rico Inc.	Puerto Rico	100.0	100.0
Cemex France (formerly Cemex France Gestion (S.A.S.))	France	100.0	100.0
Cemex Holdings Philippines, Inc.	Philippines	—	89.9
Solid Cement Corporation	Philippines	—	100.0
APO Cement Corporation	Philippines	—	100.0
Cemex UK	United Kingdom	100.0	100.0
Cemex Deutschland, AG.	Germany	100.0	100.0
Cemex Czech Republic, s.r.o.	Czech Republic	100.0	100.0
Cemex Polska sp. Z.o.o.	Poland	100.0	100.0
Cemex Holdings (Israel) Ltd.	Israel	100.0	100.0
Cemex Topmix LLC, Cemex Supermix LLC and Cemex Falcon LLC 7	United Arab Emirates	100.0	100.0
Cemex International Trading LLC 8	United States of America	100.0	100.0
Sunbulk Shipping, S.L.U. 9	Spain	100.0	100.0

1	Cemex España is the direct or indirect holding company of most of Cemex’s international operations.

2	Represents Cemex Colombia’s 99% interest and CLH’s 1% interest held indirectly through another subsidiary of CLH.

3	Represents CLH’s direct and indirect interest in ordinary and preferred shares, including own shares held in Cemex Colombia’s treasury.

4	Represents CLH’s 99.483% indirect interest in ordinary shares, which excludes a 0.516% interest held in Cemento Bayano, S.A.’s treasury.

5	See subsequent event related to this subsidiary in note 28.

6
Represents the aggregate ownership interest of Cemex in this entity of 79.04%, which includes TCL’s 74.08% direct and indirect interest and Cemex’s 4.96% indirect interest held through other subsidiaries.

7	Cemex España indirectly owns a 49% equity interest in each of these entities and indirectly holds the remaining 51% of the economic benefits, through agreements with other shareholders.

8	Cemex International Trading LLC participates in the international trading of Cemex’s products and fuel commercialization.

9
Sunbulk Shipping, S.L.U. is involved mainly in maritime and land transportation and/or shipping of goods worldwide and the handling, administration, and hiring of shipments and cargo at ports, terminals and other loading and unloading destinations worldwide, as well as the offering and contracting of services in relation thereto for Cemex’s trading entities and operations.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

28)	SUBSEQUENT EVENT

On January 30, 2025, Cemex completed the sale of its operations in the Dominican Republic (note 4.2), for a total consideration of $928
after final adjustments for changing balances of cash, debt and working capital.
On March 26, 2025 stockholders at the general ordinary shareholders’ meeting of Cemex, S.A.B. de C.V. approved: (a) the payment of a cash dividend for a total of $130 in four equal quarterly installments beginning in June 2025 and finalizing in March 2026; (b) setting the amount of $500 or its equivalent in Pesos as the maximum amount that during fiscal year 2025, and until the next ordinary general shareholders’ meeting of Cemex, S.A.B. de C.V. is held, Cemex, S.A.B. de C.V. may use for the acquisition of its own shares or securities representing such shares; and (c) the appointment of the members of the Board of Directors, the Audit Committee, the Corporate Practices and Finance Committee and, the Sustainability, Climate Action, Social Impact and Diversity Committee.
On April 1, 2025, Cemex delivered a notice of full redemption under the indenture for all of the $1,000 outstanding aggregate principal amount of its 9.125% Subordinated Notes, issued pursuant to the indenture, dated as of March 14, 2023, between Cemex and The Bank of New York Mellon, as trustee. The redemption date was April 10, 2025. The 9.125% Notes were redeem at par plus a premium of 1%, together with accrued and unpaid interest on the Notes to, but not including, the redemption date, for a total amount of $1,039.
The accompanying consolidated financial statements were authorized for issuance in the Company´s annual report on Form
20-F,
by the Chief Executive Officer of Cemex, S.A.B. de C.V. on April 25, 2025, hereby updated for subsequent events, to be filed with the United States Securities and Exchange Commission.

29)	MATERIAL ACCOUNTING POLICIES

29.1)	PRINCIPLES OF CONSOLIDATION
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

29.2)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS
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

29.3)	FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS
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
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Foreign currency transactions and translation of foreign currency financial statements – continued

The most significant closing exchange rates for the statement of financial position and the approximate average exchange rates (as determined using the closing exchange rates of each month within the period) for the statements of income with respect Cemex’s main functional currencies to the Dollar as of December 31, 2024, 2023 and 2022, were as follows:

	2024		2023		2022

Currency	Closing	Average	Closing	Average	Closing	Average

Peso	20.83	18.55	16.97	17.63	19.50	20.03
Euro	0.9654	0.9265	0.9059	0.9227	0.9344	0.9522
British Pound Sterling	0.7988	0.7819	0.7852	0.8019	0.8266	0.8139
Colombian Peso	4,409	4,104	3,822	4,272	4,810	4,277

29.4)	FINANCIAL INSTRUMENTS
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
In cash flow hedges, the effective portion of changes in fair value of derivative instruments are recognized in stockholders’ equity within other equity reserves and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. In hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result within “Other equity

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Hedging instruments – continued

reserves” (note 29.3), whose reversal to earnings would take place upon disposal of the foreign investment. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, Cemex believes the risk of non-performance
of the obligations agreed to by such counterparties to be minimal.
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
(notes 15.2 and 17.2)
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

29.5)	PROPERTY, MACHINERY AND EQUIPMENT AND ASSETS FOR THE RIGHT-OF-USE (note 15)
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
non-current
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
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Property, machinery and equipment and assets for the
right-of-use
– continued

restore the underlying asset, less any lease incentives received. Assets for the right-of-use
are generally depreciated using the straight-line method from the commencement date to the end of the lease term. Assets for the right-of-use
may be reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
Cemex capitalizes, as part of the related cost of fixed assets, interest expense from existing debt during the construction or installation period of qualifying fixed assets, considering Cemex’s corporate average interest rate and the average balance of investments in process for the period.

29.6)	BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS (notes 4.1 and 16)
The consideration transferred in business combinations is allocated to all assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. Any unallocated portion of the consideration transferred represents goodwill, which is not amortized and is subject to periodic impairment tests (note 29.7). Costs associated with the acquisition are expensed in the statement of income as incurred.
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

29.7)	IMPAIRMENT OF LONG-LIVED ASSETS (notes 15 and 16)
Property, machinery and equipment, assets for the
right-of-use,
intangible assets of definite life and other investments
These assets are evaluated for impairment upon the occurrence of internal or external impairment indicators. Impairment losses, corresponding to the excess of the asset’s carrying amount over its recoverable amount, are recorded within “Other expenses, net.” Recoverable amounts, which include the NPV of future projected cash flows arising from the asset over its useful life (value in use), are determined considering market economic assumptions.
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

29.8)	PROVISIONS (notes 18, 24 and 25)
Cemex recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would require cash outflows, or the delivery of other resources owned by the Company. As of December 31, 2024 and 2023, some significant proceedings that gave rise to a portion of the carrying amount of Cemex’s other current and non-current
liabilities and provisions are detailed in note 25.1.
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

29.9)	PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS (note 19)
Defined contribution pension plans
The costs of defined contribution pension plans are recognized in the operating results as they are incurred. Liabilities arising from such plans are settled through cash transfers to the employees’ retirement accounts, without generating future obligations.
Defined benefit pension plans and other post-employment benefits
The costs associated with defined benefit pension plans and other post-employment benefits, the latter comprised of health care benefits, life insurance and seniority premiums, are recognized services are rendered by the employees based on actuarial estimations of the benefits’ present value considering the advice of external actuaries. For certain pension plans, Cemex has created irrevocable trust funds to cover future benefit payments

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Defined benefit pension plans and other post-employment benefits – continued

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
Termination benefits
Termination benefits, not associated with a restructuring event, which mainly represent severance payments by law, are recognized in the operating results for the period in which they are incurred. In the event of restructuring, the expenses are recognized within “Other expenses, net.”

29.10)	INCOME TAXES (note 20)
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
For the years ended December 31, 2024, 2023 and 2022, the statutory tax rates in Cemex’s main operations were as follows:

Country	2024	2023	2022
Mexico	30.0%	30.0%	30.0%
United States	21.0%	21.0%	21.0%
United Kingdom	25.0%	23.5%	19.0%
France	25.8%	25.8%	25.8%
Germany	28.2%	28.2%	28.2%
Spain	25.0%	25.0%	25.0%
Israel	23.0%	23.0%	23.0%
Colombia	35.0%	35.0%	35.0%
Other operations	15.0% – 30.0%	15.0% – 30.0%	18.0% – 30.0%

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

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

Global minimum tax

On July 10, 2021, the intergovernmental international group promoting economic and financial cooperation known as G20 endorsed the key components of the Pillar Two tax reform that was agreed by 132 countries and jurisdictions (Inclusive Framework on Base Erosion and Profit Shifting or the “Inclusive Framework”). The key components of Pillar Two, which are commonly referred to as the “global minimum tax” introduce a minimum effective tax rate of at least 15%, calculated based on a specific rule set, known as “GloBE model rules”, which was published on December 20, 2021, by the Organization for Economic
Co-operation
and Development (“OECD”), as approved by the Inclusive Framework. Groups with an effective tax rate below the minimum in any particular jurisdiction would be required to pay top-up
tax at the level of the ultimate parent entity or the intermediate parent entities, as applicable, based on the Income Inclusion Rule. The global minimum tax would be applied to groups with annual revenue of at least 750 million Euros. Among the countries in which Cemex operates, Switzerland and the EU have endorsed the global minimum tax, and consequently, the rule will start to be applied at the level of Cemex’s Swiss on January 1, 2025, and for Spanish intermediate parent entity started January 1, 2024, each considering all their corresponding subsidiaries. For instance, if the effective tax rate of a jurisdiction where subsidiaries of Cemex España operate as determined using each individual entity’s financial statements (considering certain adjustments) is below 15% on a combined basis, Cemex España would then need to pay in Spain the difference between the implied effective tax rate and the minimum tax rate of 15%, unless a Qualified Domestic Minimum
Top-up
Tax is in effect, in which case, any
top-up
tax would be paid in such jurisdiction. As of December 31, 2024, the effects of Pillar Two implementation are not material.

29.11)	STOCKHOLDERS’ EQUITY
Other equity reserves and subordinated
notes
(note 21.2)
Groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity, and includes the comprehensive income, which reflects certain changes in stockholders’ equity that do not result from investments by owners and distributions to owners, as well as Subordinated Notes (note 21.2).
The most significant items within “Other equity reserves and subordinated notes” during the reported periods are as follows:
Items of “Other equity reserves and subordinated notes” included in the determination of other comprehensive income:

•
Currency translation effects from the translation of foreign subsidiaries, including: a) exchange results from foreign currency debt related to the acquisition of foreign subsidiaries; and b) exchange results from foreign currency related parties’ balances that are of a non-current
investment class (note 29.3);

•
The effective portion of the valuation and liquidation effects from derivative financial instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 29.4);

•	Changes in fair value of other investments in strategic securities (note 29.4); and

•	Current and deferred income taxes during the period arising from items which effects are directly recognized in stockholders’ equity.
Items of “Other equity reserves and subordinated notes” not included in in the determination of other comprehensive income:

•	Effects related to controlling stockholders’ equity for changes or transactions affecting non-controlling interest stockholders in Cemex’s consolidated subsidiaries;

•
Effects attributable to controlling stockholders’ equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid on perpetual debentures;

•	The balance of Subordinated Notes with no fixed maturity and any interest accrued thereof; and

•	The cancellation of the Parent Company’s shares held by consolidated entities or held in trust for the liquidation of executive long-term share-based compensation.

29.12)	EXECUTIVE SHARE-BASED COMPENSATION (note 22)
Share-based payments to executives are defined as equity instruments when services received from employees are settled by delivering shares of the Parent Company and/or a subsidiary; or as liability instruments when Cemex commits to making cash payments to the executives upon exercise of the awards based on changes in the Parent Company and/or the subsidiary’s stock (intrinsic value). The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in the operating results during the periods in which the executives release any restriction. Cemex does not grant liability instruments.

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024, 2023 and 2022
(Millions of U.S. Dollars)

29.13) ALLOWANCES RELATED TO EMISSIONS OF CO
2

In certain countries where Cemex operates, including the EU countries and the United Kingdom, among others, mechanisms aimed at reducing carbon dioxide emissions have been established, such as the EU ETS and UK ETS, respectively, by means of which, under the outstanding rules, the relevant environmental authorities have granted annually to the entities that release CO
2
,
such as the cement industry, certain number of carbon emission rights (“Allowances”) free of cost. Entities in turn must submit to such environmental authorities at the end of the compliance period, Allowances for a volume equivalent to the tons of CO
2
released. Companies must buy additional Allowances to meet deficits between actual CO
2
emissions during the compliance period and Allowances received. In general, failure to deliver the required Allowances is subject to significant monetary penalties. Entities may also dispose of any surplus of Allowances in the market. The trend is that Allowances received free of cost will be reduced over time from 2026 to zero by 2034 so that entities are compelled to act and gradually reduce the aggregate volume of emissions. EU ETS and UK ETS rules are periodically reviewed to ensure they remain effective and aligned with the EU’s and UK’s climate goals respectively.
As of December 31, 2024, according to management estimates (unaudited), Cemex held excess Allowances received for no consideration in prior years which, together with ongoing mitigation and emission offsetting initiatives, should be sufficient to allow the Company offsetting CO
2
costs in the EU and the United Kingdom operations until 2028; a significant portion of the 2029 and 2030 deficit is being covered with forward purchase commitments (note 24.1).
Cemex accounts for the effects associated with CO
2
emission reduction mechanisms as follows:

•	Allowances received for no consideration paid are recognized at zero cost in the statement of financial position.

•	Revenues received from the sale of excess Allowances are recognized in the statement of income in the period in which they occur.

•
Allowances acquired to hedge expected deficits of CO
2
emissions, i.e. for own
use-only
with no trading intention, are recognized as intangible assets at cost and are amortized to the cost of sales during the relevant compliance period as emissions are released.

•
Cemex would accrue a provision at market value against the cost of sales if current emissions of CO
2
exceed the number of emission rights on hand and the required additional Allowances have not yet been acquired in the market.

•	In addition, in certain countries, the environmental authorities impose levies per ton of CO 2 or other greenhouse gases released. Such expenses are recognized as part of the cost of sales as incurred.

29.14)	CONCENTRATION OF CREDIT
Cemex sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which Cemex operates. As of and for the years ended December 31, 2024, 2023 and 2022, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade accounts receivable. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

29.15)	NEWLY ISSUED IFRS NOT YET ADOPTED
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
January 1, 2025

Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures
The amendments to IFRS 9 and IFRS 7 clarify the derecognition of financial liabilities on the settlement date, allow accounting options for electronic settlements, and require additional disclosures for financial assets and liabilities with contingent terms, including Environmental, Social and Governance features.

January 1, 2026
In addition, IFRS 18,
Presentation and Disclosure in Financial Statements
, which replaces IAS 1 and is effective beginning January 1, 2027, introduces new categories and subtotals in the statement of profit or loss, requires disclosure of management-defined performance measures, and establishes new requirements for the location, aggregation, and disaggregation of financial information. Cemex is analyzing these changes in formats and presentation.

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Cemex, S.A.B. de C.V.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Cemex, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year
period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year
period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 25, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Evaluation of the goodwill impairment analysis for a group of cash generating units
As discussed in notes 16.2 and 29.7 to the consolidated financial statements, the goodwill balance as of December 31, 2024 was $7,441 million, of which $6,176 million relate to the group of Cash Generating Units in the United States of America (“the group of CGUs”). The goodwill balance represents 27% of the Company’s total consolidated assets as of December 31, 2024. Goodwill is tested for impairment upon the occurrence of internal or external indicators of impairment or at least once a year. We identified the evaluation of the goodwill impairment analysis for the group of CGUs as a critical audit matter because the estimated value in use involved a high degree of subjectivity. Specifically, the discount rate and the long-term growth rate used to calculate the value in use of the group of CGUs were challenging to test and changes to these assumptions could have had a significant impact on the value in use amount. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the goodwill impairment assessment process, including controls related to the determination of the value in use of the group of CGUs, and the development of the long-term growth rate and discount rate assumptions. We performed sensitivity analyses over the discount rate and the long term growth rate assumptions to assess their impact on the determination of the value in use of the group of CGUs. We evaluated the Company’s forecasted long-term growth rates for the group of CGUs by comparing the growth assumptions to publicly available data. We compared the Company’s historical cash flow forecasts to actual results to assess the Company’s ability to accurately forecast. To assess the overall reasonableness of the resulting value in use determination, we evaluated the implied multiples of earnings resulting from the value in use determination against publicly available information of multiples of earnings in market transactions. In addition, we involved our valuation specialists, who assisted in: (1) Evaluating the discount rate for the group of CGUs, by comparing it with a discount rate range that was independently developed using publicly available data for comparable entities and evaluating the long-term growth rate by comparing it against publicly available data; and (2) performing sentitivity analyses of the value in use of the group of CGUs using the Company’s cash flow forecasts and determining an independently developed discount rate and comparing the results of our estimates to the Company’s estimates of value in use.
Evaluation of impairment indicators related to a cement plant
As discussed in Notes 15.1 and 29.7 to the consolidated financial statements, the construction in progress balance as of December 31, 2024 was $1,398 million, of which $335 million relates to the carrying amount of a cement plant in Colombia (“the Plant”). Property, machinery, and equipment assets, including construction in progress, are evaluated for impairment upon the occurrence of internal or external impairment indicators. As discussed in Note 25.3, the Company is involved in certain legal proceedings related to the Plant.
We identified the evaluation of the identification and assessment of impairment indicators related to the Plant as a critical audit matter. Subjective auditor judgment was required to evaluate the Company’s identification and assessment of impairment indicators related to the Plant due to uncertainty and management judgment around the expected outcome of legal proceedings and their impact on the assessment of impairment indicators related to the Plant. Additionally, specialized skills and knowledge were required in the assessment of the current status and expected outcome of legal proceedings.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the identification and assessment of impairment indicators related to the Plant. This included controls related to the evaluation of legal proceedings and the determination of the expected outcome and impact on the assessment of impairment indicators for the Plant. We evaluated the professional qualifications, competence, and capabilities of the in-house
and external counsel of the Company that assessed the current status and the expected outcome of the legal proceedings. We involved legal professionals with specialized skills and knowledge, who assisted in our evaluation of the Company’s external counsel’s assessment of the current status and expected outcome of legal proceedings and the impact on the identification and assessment of impairment indicators related to the Plant by: (1) inquiring with Company officials responsible for the monitoring of these legal proceedings; (2) inspecting letters received directly from the Company’s external counsel; and (3) inspecting the latest correspondence issued by the corresponding authorities, as applicable.
/s/ KPMG Cárdenas Dosal, S.C.
We have not been able to determine the specific year that we began serving as the Company´s auditor; however we are aware that we have served as the Company´s auditor since at least 1998.
Monterrey, Nuevo León, México
April 25, 2025

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Cemex, S.A.B. de C.V.:
Opinion on Internal Control Over Financial Reporting
We have audited Cemex, S.A.B. de C.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated April 25, 2025 expressed an unqualified opinion on those consolidated financial statements.
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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degreeof compliance with the policies or procedures may deteriorate.
/s/ KPMG Cardenas Dosal, S.C.
Monterrey, Nuevo León, México
April 25, 2025

Building a better future

CEMEX

Cemex, S.A.B. de C.V.
Av. Ricardo Margain Zozaya 325
66265, San Pedro Garza García
Nuevo León, México
+52 (81) 8888-8888
www.cemex.com

PART III

Part III

Item 17—Financial Statements

Not applicable.

Item 18—Financial Statements

See pages F-1 through F-68, incorporated herein by reference.

Item 19—Exhibits

1.1	Amended and Restated By-laws of Cemex, S.A.B. de C.V.(n)

1.2	Extract of the Resolutions of the Ordinary General Shareholders’ Meeting of Cemex, S.A.B. de C.V. held on March 25, 2025.(n)

1.3	Extract of the Resolutions of the Extraordinary General Shareholders’ Meeting of Cemex, S.A.B. de C.V. held on March 25, 2025.(n)

2.1	Form of Certificate for shares of Series A Common Stock of Cemex, S.A.B. de C.V.(h)

2.2	Form of Certificate for shares of Series B Common Stock of Cemex, S.A.B. de C.V.(h)

2.3	English Translation of Amended and Restated Agreement to the Trust Agreement, dated as of November 27, 2014, between Cemex, S.A.B. de C.V., as founder of the trust, and Banco Citi México, S.A., Institución de Banca Múltiple, Grupo Financiero Citi México, División Fiduciaria (successor to Banco Nacional de México, S.A.) regarding the CPOs.(d)

2.4	Form of CPO Certificate.(h)

2.5	Form of Second Amended and Restated Deposit Agreement (Series A and Series B share CPOs), dated August 10, 1999, among Cemex, S.A. de C.V., Citibank, N.A. and holders and beneficial owners of American Depositary Shares.(a)(o)

2.5-1	Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated as of July 1, 2005, by and among Cemex, S.A. de C.V., Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of ADR attached thereto.(b)

2.5-2	Amendment No. 2 to the Second Amended and Restated Deposit Agreement, dated as of February 11, 2015, by and among Cemex, S.A.B. de C.V., Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of ADR attached thereto.(e)

2.5-3	Letter Agreement, dated October 12, 2007, by and between Cemex, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to enable the Depositary to establish a direct registration system for the ADSs.(b)

2.5-4	Letter Agreement, dated March 30, 2010 by and between Cemex, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which Cemex, S.A.B. de C.V. is to establish a restricted ADS series.(c)

2.5-5	Letter Agreement, dated March 15, 2011 by and between Cemex, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which Cemex, S.A.B. de C.V. is to deposit CPOs upon conversion of the 3.75% Subordinated Convertible Notes due 2018, and the Depositary is to issue ADSs upon deposit of such CPOs.(c)

CEMEX • 2024 20-F REPORT • III-1

PART III

2.5-6	Letter Agreement, dated March 15, 2011 by and between Cemex, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which Cemex, S.A.B. de C.V. is to establish a restricted ADS series.(c)

2.5-7	Amendment to the Letter Agreement, dated as of October 24, 2022, between Cemex, S.A.B. de C.V. and Citibank, N.A., to appoint Citibank, N.A. as Depositary for its ADS program.(k)

2.6	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.(n)

2.7	Form of American Depositary Receipt evidencing American Depositary Shares.(e)

4.1	Indenture, dated as of March 19, 2019, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, in connection with the issuance of €400,000,000 aggregate principal amount of 3.125% Euro-Denominated Senior Secured Notes due 2026.(g)

4.1-1	Supplemental Indenture No. 1, dated as of November 8, 2021, by and among Cemex, S.A.B. de C.V., the guarantors listed therein and The Bank of New York Mellon, as trustee, supplementing Indenture, dated as of March 19, 2019, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, relating to Cemex, S.A.B. de C.V.’s 3.125% Euro-Denominated Senior Secured Notes due 2026.(j)

4.2	Indenture, dated as of November 19, 2019, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,000,000,000 aggregate principal amount of 5.450% Senior Secured Notes due 2029.(h)

4.2-1	Supplemental Indenture No. 1, dated as of November 8, 2021, by and among Cemex, S.A.B. de C.V., the guarantors listed therein and The Bank of New York Mellon, as trustee, supplementing Indenture, dated as of November 19, 2019, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, relating to Cemex, S.A.B. de C.V.’s 5.450% Senior Secured Notes due 2029.(j)

4.3	Indenture, dated as of September 17, 2020, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,000,000,000 aggregate principal amount of 5.200% Senior Secured Notes due 2030.(i)

4.3-1	Supplemental Indenture No. 1, dated as of November 8, 2021, by and among Cemex, S.A.B. de C.V., the guarantors listed therein and The Bank of New York Mellon, as trustee, supplementing Indenture, dated as of September 17, 2020, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, relating to Cemex, S.A.B. de C.V.’s 5.200% Senior Secured Notes due 2030.(j)

4.4	Indenture, dated as of January 12, 2021, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,750,000,000 aggregate principal amount of 3.875% Senior Secured Notes due 2031.(i)

4.4-1	Supplemental Indenture No. 1, dated as of November 8, 2021, by and among Cemex, S.A.B. de C.V., the guarantors listed therein and The Bank of New York Mellon, as trustee, supplementing Indenture, dated as of January 12, 2021, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, relating to Cemex, S.A.B. de C.V.’s 3.875% Senior Secured Notes due 2031.(j)

4.5	Indenture, dated as of June 8, 2021, among Cemex, S.A.B. de C.V. and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,000,000,000 aggregate principal amount of 5.125% Subordinated Notes.(j)

4.6	Indenture, dated as of March 14, 2023, among Cemex, S.A.B. de C.V. and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,000,000,000 aggregate principal amount of 9.125% Subordinated Notes.(k)

4.7	Ps 8,500 million aggregate principal amount 11.48% fixed rate long-term note (certificado bursátil de largo plazo), dated as of February 20, 2024, issued by Cemex, S.A.B. de C.V.(n)

4.8	Ps 3,000 million aggregate principal amount TIIE 28 plus 0.45% floating rate long-term note (certificado bursátil de largo plazo), dated as of February 20, 2024, issued by Cemex, S.A.B. de C.V.(n)

CEMEX • 2024 20-F REPORT • III-2

PART III

4.9	Credit Agreement, dated as of October 29, 2021, by and among Cemex, S.A.B. de C.V., as borrower, Citibank, N.A., as administrative agent, ING Capital LLC, as sustainability structuring agent, BofA Securities Inc., BNP Paribas, Citigroup Global Markets Inc., and JPMorgan Chase Bank, N.A., as joint bookrunners and joint lead arrangers, and the other lenders party thereto.(j)

4.9-1	First Amendment to Credit Agreement, dated as of June 5, 2023, by and among Cemex, S.A.B. de C.V., as borrower, Citibank, N.A., as administrative agent, ING Capital LLC, as sustainability structuring agent, and the lenders party thereto.(m)

4.9-2	Second Amendment to Credit Agreement, dated as of October 30, 2023, by and among Cemex, S.A.B. de C.V., as borrower, Citibank, N.A., as administrative agent, ING Capital LLC, as sustainability structuring agent, and the lenders party thereto.(m)

4.10	Credit Agreement, dated as of December 21, 2021, by and among Cemex, S.A.B. de C.V., as borrower, Cemex Concretos, S.A. de C.V. and Cemex Operaciones México, S.A. de C.V., as joint obligors, and Banco Mercantil del Norte, S.A. as lender.(k)

4.10-1	First Amendment to Credit Agreement, dated as of December 6, 2023, by and among Cemex, S.A.B. de C.V., as borrower, Cemex Concretos, S.A. de C.V. and Cemex Operaciones México, S.A. de C.V., as joint obligors, and Banco Mercantil del Norte, S.A. as lender.(m)

4.11	Credit Agreement, dated as of October 7, 2022, by and among Cemex, S.A.B. de C.V., as borrower, BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, as administrative agent and sustainability structuring agent, BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, BNP Paribas, Citigroup Global Markets Inc., and Mizuho Bank Ltd., New York Branch, as joint bookrunners and joint lead arrangers, and the other lenders party thereto.(k)

4.11-1	First Amendment to Credit Agreement, dated as of April 11, 2024, by and among Cemex, S.A.B. de C.V., as borrower, BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, as administrative agent and sustainability structuring agent, BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, BNP Paribas, Citigroup Global Markets Inc., HSBC Continental Europe, ING Bank N.V., Dublin Branch, Mizuho Bank Ltd., The Bank of Nova Scotia, Sumitomo Mitsui Banking Corporation, as joint bookrunners and joint lead arrangers, and the other lenders party hereto.(m)

4.12	Cemex, S.A.B. de C.V. Long Term Incentive Plan.(I)

8.1	List of subsidiaries of Cemex, S.A.B. de C.V.(n)

12.1	Certification of the Principal Executive Officer of Cemex, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(n)

12.2	Certification of the Principal Financial Officer of Cemex, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(n)

13.1	Certification of the Principal Executive Officer of Cemex, S.A.B. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(n)

13.2	Certification of the Principal Financial Officer of Cemex, S.A.B. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(n)

14.1	Consent of KPMG Cárdenas Dosal, S.C. to the incorporation by reference into the effective registration statements of Cemex, S.A.B. de C.V. under the Securities Act of their report with respect to the consolidated financial statements of Cemex, S.A.B. de C.V., which appears in this annual report.(n)

15.1	Mine safety and health administration safety data.(n)

97.1	Clawback Policy, effective as of November 1, 2023.(m)

97.2	Insider Trading Policy.(n)

101. INS	Inline XBRL Instance Document.

101. SCH	Inline XBRL Taxonomy Extension Schema Document.

CEMEX • 2024 20-F REPORT • III-3

PART III

101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	Inline XBRL Taxonomy Extension Definition Document.

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).

(a)	Incorporated by reference to the Registration Statement on Form F-4 of Cemex, S.A.B. de C.V. (Registration No. 333-10682), filed with the SEC on August 10, 1999.

(b)	Incorporated by reference to the 2009 annual report on Form 20-F of Cemex, S.A.B. de C.V. filed with the SEC on June 30, 2010.

(c)	Incorporated by reference to the Registration Statement on Form F-6 of Cemex, S.A.B. de C.V. (Registration No. 333-174743), filed with the SEC on June 6, 2011.

(d)	Incorporated by reference to the 2014 annual report on Form 20-F of Cemex, S.A.B. de C.V. filed with the SEC on April 27, 2015.

(e)	Incorporated by reference to the 2015 annual report on Form 20-F of Cemex, S.A.B. de C.V. filed with the SEC on April 22, 2016.

(f)	Incorporated by reference to the 2016 annual report on Form 20-F of Cemex, S.A.B. de C.V. filed with the SEC on April 28, 2017.

(g)	Incorporated by reference to the 2018 annual report on Form 20-F of Cemex, S.A.B. de C. V. filed with the SEC on April 25, 2019.

(h)	Incorporated by reference to the 2019 annual report on Form 20-F of Cemex, S.A.B. de C. V. filed with the SEC on April 29, 2020.

(i)	Incorporated by reference to the 2020 annual report on Form 20-F of Cemex, S.A.B. de C. V. filed with the SEC on April 23, 2021.

(j)	Incorporated by reference to the 2021 annual report on Form 20-F of Cemex, S.A.B. de C. V. filed with the SEC on April 29, 2022.

(k)	Incorporated by reference to the 2022 annual report on Form 20-F of Cemex, S.A.B. de C. V. filed with the SEC on May 1, 2023.

(l)	Incorporated by reference to the Registration Statement on S-8 of Cemex, S.A.B. de C.V. (Registration No. 333-275529), filed with the SEC on November 13, 2023.

(m)	Incorporated by reference to the 2023 annual report on Form 20-F of Cemex, S.A.B. de C. V. filed with the SEC on April 29, 2024.

(n)	Filed herewith.

(o)	This was a paper filing, and it is not available on the SEC website.

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

CEMEX • 2024 20-F REPORT • III-4

PART III

SIGNATURES

Cemex, S.A.B. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cemex, S.A.B. de C.V.

By:	/s/ Jaime Muguiro Domínguez
	Name:	Jaime Muguiro Domínguez
	Title:	Chief Executive Officer

Date: April 25, 2025

CEMEX • 2024 20-F REPORT • III-5