Form 20-F
period 2025-12-31
CEMEX SAB DE CV
filed 2026-04-24
CIK 1076378

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange
Act
.
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
of the Exchange Act). Yes
☐
 No
☑

INTRODUCTION

INTRODUCTION

Cemex, S.A.B. de C.V. is incorporated as a publicly traded variable stock corporation (sociedad anónima bursátil de capital variable) organized under the laws of the United Mexican States (“Mexico”). Except as the context otherwise may require, references in this annual report to “Cemex,” the “Company,” “we,” “us” or “our” refer to Cemex, S.A.B. de C.V. and its consolidated entities. See note 1 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

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

Unless otherwise indicated, all information in this annual report excludes (i) our operations in Guatemala and the Philippines, which we disposed of in September 2024 and December 2024 and (ii) our operations in the Dominican Republic and Panama, which we disposed of in January 2025 and October 2025, respectively. For the year ended December 31, 2023 and for the period from January 1 to September 10, 2024, our operations in Guatemala are reported in the income statements, net of income tax, in the single line item “Discontinued operations.” For the year ended December 31, 2023 and for the period from January 1 to December 2, 2024, our operations in the Philippines are reported in the income statements, net of income tax, in the single line item “Discontinued operations.” For the years ended December 31, 2023 and 2024 and for the period from January 1 to January 30, 2025, our operations in the Dominican Republic are reported in the income statements, net of income tax, in the single line item “Discontinued operations.” For the years ended December 31, 2023 and 2024 and for the period from January 1 to October 6, 2025, our operations in Panama are reported in the income statements, net of income tax, in the single line item “Discontinued operations.” See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Significant Transactions,” “Item 5. Operating and Financial Review and Prospects—Results of Operations—Discontinued Operations” and note 5.2 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report for more information.

See notes 3.4, 18.1 and 18.2 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report for a detailed description of our debt and other financial obligations. Total debt plus other financial obligations differs from the calculation of debt under our main credit agreements, being the Credit Agreement, dated as of October 29, 2021 (as last amended on October 30, 2023 and as further amended and/or restated from time to time, the “2023 Credit Agreement”), the Credit Agreement dated as of October 7, 2022 (as last

CEMEX • 2025 20-F REPORT • 1

INTRODUCTION

amended on April 11, 2024 and as further amended and/or restated from time to time, the “Euro Credit Agreement”) and the Credit Agreement dated as of December 20, 2021 (as last amended on December 6, 2023 and as further amended and/or restated from time to time, the “Peso Bilateral Term Loan”) (collectively, the “Credit Agreements”). See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness” for more information.

Under IAS 32, Financial Instruments: Presentation (“IAS 32”), we concluded that our outstanding 5.125% Subordinated Notes and our 7.200% Subordinated Notes (together, the “Subordinated Notes”) do not meet the definition of financial liability, and consequently are classified in controlling interest stockholders’ equity within Other equity reserves. See note 22.2 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report for a detailed description of the Subordinated Notes.

We also refer in various places within this annual report to non-IFRS measures, including “Operating EBITDA.” Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and amortization expenses, as more fully explained in “Item 5. Operating and Financial Review and Prospects—Results of Operations—Selected Consolidated Financial Information.” Additionally, we refer to “Operating EBITDA Margin,” which is calculated by dividing our Operating EBITDA by our revenues. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial results prepared in accordance with IFRS as issued by the IASB.

We have approximated certain numbers in this annual report to their closest round numbers or a given number of decimal places. Due to rounding, figures shown as totals in tables may not be arithmetic aggregations of the figures preceding them.

CEMEX • 2025 20-F REPORT • 2

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

•

Cement is a hydraulic binder, a finely engineered powder that activates upon contact with water, hardening to bond the core components of concrete: sand and aggregates. Its production begins with the crushing of limestone or chalk, blended with carefully selected materials such as clay, shale and iron ore. This raw mix is then fed into a rotary kiln, where it is subjected to temperatures reaching 1,450°C, comparable to the intensity of volcanic lava and triggering the chemical transformations that give cement its binding properties.

•

Concrete is a mixture of cement, water and aggregates (e.g., sand and gravel, crushed stone or recycled concrete) and often includes small amounts of admixtures. The exact ratios and mix and type of aggregate used depend on the intended use. Concrete is an extremely strong, durable and resilient material that can be used in a variety of ways (i.e., shelter, housing, providing clean water and sanitation, transport, business and commerce).

•

Cement mill (also called “finish mill” in the United States) is a piece of equipment used to reduce the size of the materials needed for cement production, usually to microns size (1 micron is equal to 0.001 millimeters). Traditionally, cement mills have adopted the form of ball mills. Vertical roller mills, which are more effective in terms of energy consumption compared to ball mills, have been gradually introduced to our operations in the United States, Mexico, Europe, the Middle East, and other regions where Cemex operates.

•

Clinker is the essential raw material in the production of portland cement, composed of at least two-thirds calcium silicates by mass. It is formed through a high-temperature process known as clinkering, in which a precisely proportioned raw mix, typically limestone, clay, and iron oxide, is fired in a rotary kiln at approximately 1,450°C. The resulting nodular material is then ground and blended to produce cement, with each ton of cement containing approximately 70% clinker, though this value can vary significantly depending on the cement type, ranging from 95% down to 50%.

•

CO2, or carbon dioxide, is a chemical compound with the chemical formula CO2. It is a greenhouse gas, which means it contributes to the warming of the Earth’s atmosphere by trapping heat that would otherwise escape into space.

•

CO2 emissions refer to the release of CO2 into the atmosphere as a result of our direct and indirect activities. These activities, which are responsible for most of our CO2 that is released, include fuel emissions from the burning of fossil fuels (such as coal, gas, diesel, tires, biomass, etc.) and emissions derived from the decarbonization of limestone (altogether known as process emissions).

•	Fly ash is a combustion residue from coal-fired power plants with cementitious capabilities when mixed with clinker and can be used as a supplementary cementitious material.

CEMEX • 2025 20-F REPORT • 3

INTRODUCTION

•

Gray Ordinary Portland Cement or Gray Cement is a hydraulic binding agent with a traditional composition by weight of approximately 90% to 95% clinker and up to 5% of a minor component (usually calcium sulfate and limestone) when mixed with sand, stone or other aggregates and water, produce concrete. Blended portland cement has lower clinker factor, usually below 90%, which results in lower CO2 emissions. Both traditional and blended portland cement, when mixed with sand, stone or other aggregates and water, produce concrete.

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

•

Urbanization Solutions refers to a portfolio of complementary products designed to address urbanization opportunities and evolving industry trends. These solutions are organized around four relevant businesses: construction chemicals, mortars, concrete products and asphalt.

•

White cement is a special portland cement used primarily for decorative purposes with the same or higher performance of gray portland cement. The white color of the cement is typically achieved by reducing the iron-bearing phases in clinker to a minimum.

CEMEX • 2025 20-F REPORT • 4

INTRODUCTION

Cautionary Statement Regarding Forward-Looking Statements

This annual report contains, and the reports we will file or furnish in the future may contain, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements within the meaning of applicable securities laws and regulations in all jurisdictions where such provisions exist, including but not limited to the United States Private Securities Litigation Reform Act of 1995. In some cases, these statements can be identified by the use of forward-looking words such as, but not limited to, “will,” “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “goal,” “strategy,” “intend,” “aimed,” or other forward-looking words. Unless otherwise indicated, these forward-looking statements reflect our current expectations and projections about the future, which are based on certain assumptions and on our knowledge of facts and circumstances as of the date such forward-looking statements are made. These forward-looking statements and information necessarily involve risks, uncertainties and assumptions, including, but not limited to, statements related to our plans, objectives, goals, targets and expectations (operative, financial or otherwise) and other important factors that could cause results and any estimate, projection and/or guidance presented in this annual report to differ materially from historical results, performance and/or achievements or those anticipated by forward-looking statements. Although we believe that our expectations are reasonable, we can give no assurance that these expectations will prove to be correct, and actual results, performance and/or achievements may vary, including materially, from historical results, performance and/or achievements or those anticipated by forward-looking statements due to various factors. Among others, such risks, uncertainties, assumptions, and other important factors that could cause results and any estimate, projection and/or guidance presented in this annual report to differ or fail to materialize, or that otherwise could have an impact on us include those discussed in this annual report and those detailed from time to time in our other filings with the SEC, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (the “CNBV”) and the Mexican Stock Exchange (Bolsa Mexicana de Valores) (the “MSE”), including, but not limited to:

•

changes in general economic, political and social conditions, including government shutdowns, new governments or regimes and decisions implemented by such new governments or regimes, changes in laws or regulations in the countries in which we do business, elections, changes in inflation, interest and foreign exchange rates, employment levels, population growth, any slowdown in the flow of remittances into countries where we operate, consumer confidence, and the liquidity of the financial and capital markets in Mexico, the United States, the European Union (the “EU”), the United Kingdom or other countries in which we operate;

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

CEMEX • 2025 20-F REPORT • 5

INTRODUCTION

•

availability of raw materials and related fluctuating prices of raw materials, as well as of general goods and services, in particular increases in prices of raw materials, goods and services, as a result of inflation, trade barriers, measures imposed by governments or as a result of conflicts between countries that disrupt supply chains;

•	our ability to maintain and expand our distribution network and maintain favorable relationships with third parties who supply us with equipment, services and essential supplies;

•	competition in the markets in which we offer our products and services;

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

•

the legal and regulatory environment, including environmental, climate, trade, energy, tax, antitrust, sanctions, import and export controls, construction, human rights, and labor welfare, and acquisition-related rules and regulations in the countries and regions in which we have operations;

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

•

the effects of climate change, in particular reflected in weather conditions, including, but not limited to, excessive rain and snow, shortage of usable water, wildfires and natural disasters, such as earthquakes, hurricanes, tornadoes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials;

•

trade barriers, including, but not limited to, tariffs or import taxes, including those imposed by the United States to key markets in which we operate, in particular, Mexico, China and the EU, and changes in existing trade

CEMEX • 2025 20-F REPORT • 6

INTRODUCTION

policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement (the “USMCA”), and the overall impact that the imposition or threat of trade barriers may cause on the overall economy of the countries in which we do business or that are part of our global supply chain;

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

•

our ability to detect and prevent money laundering, terrorism financing and corruption, as well as other illegal activities and how any measures implemented by governments to detect and prevent money laundering, terrorism financing and corruption, and other illegal activities, affect our customers, suppliers and countries in which we do business;

•

defaults, losses or disruptions in agreements, financial transactions or operations resulting from sanctions or restrictions imposed on any financial institution, including, but not limited to, banks, common representatives, trustees, payment processors, paying agents or other financial intermediaries, or any related parties;

•

terrorist and organized criminal activities, social unrest, as well as geopolitical events, such as global, regional or national instability, hostilities, war, and armed conflicts, including the current war between Russia and Ukraine, the ongoing war among Israel, the United States and the Islamic Republic of Iran, conflicts in the Middle East and any insecurity and hostilities in Mexico related to illegal activities or organized crime and any actions any government takes to prevent these illegal activities and organized crime;

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

•

our ability to implement our climate action program in effect at any given time, if any, including our current “Future in Action” climate action and nature program, and to achieve our sustainability goals and objectives in effect at any given time, if any, including under our current “Future in Action” climate action and nature program; and

•	the other risks and uncertainties described under “Item 3. Key Information—Risk Factors” and elsewhere in this annual report.

Many factors could cause our expectations, expected results, and/or projections expressed in this annual report not being reached and/or not producing the expected benefits and/or results, as any such benefits or results are subject to uncertainties, costs, performance, and rate of success and/or implementation of technologies, some of which are not yet proven, among other factors. Should one or more of these risks or uncertainties materialize, or should

CEMEX • 2025 20-F REPORT • 7

INTRODUCTION

underlying assumptions prove incorrect, actual results, performance and/or achievements may vary materially from historical results, performance, and/or achievements and/or results, performance, or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us. Forward-looking statements should not be considered guarantees of future performance, and past results or developments are not indicative of results or developments in subsequent periods. Actual results, performance and/or achievements of our operations and the development of market conditions in which we operate, or other circumstances that may materialize, may differ materially from those described in, or suggested by, the forward-looking statements contained herein, and events referenced therein. Any or all of our forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements, as such forward-looking statements speak only as of the date on which they are made. The forward-looking statements and the information disclosed in this annual report are made as of the dates specified in this annual report and are subject to change without notice; and, except to the extent legally required, we expressly disclaim any obligation or undertaking to update or correct the information contained in this annual report, or revise any forward-looking statements in this annual report, whether to reflect new information, the occurrence of anticipated or unanticipated future events or circumstances, any change in our expectations regarding those forward-looking statements, any change in events, conditions, or circumstances on which any such statement is based, or otherwise. Readers should review future reports filed or furnished by us with the SEC, the CNBV and the MSE.

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

We act in strict compliance with antitrust laws and as such, among other measures, maintain an independent pricing policy that has been independently developed. Our policy’s core element is to price our products and services based on their quality and characteristics as well as their value to our customers. We do not accept any communications or agreements of any type with competitors regarding the determination of our prices for our products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or price decreases, refer to our prices for our products.

This annual report includes certain non-IFRS financial measures that differ from financial information presented by Cemex in accordance with IFRS in its financial statements and reports containing financial information. These aforementioned non-IFRS financial measures include “Operating EBITDA” (operating earnings before other expenses, net plus depreciation and amortization) and “Operating EBITDA Margin.” The closest financial measure to Operating EBITDA in our financial statements under IFRS is the line item of “Operating earnings before other expenses, net,” as Operating EBITDA adds depreciation and amortization to this line item. Our Operating EBITDA Margin is calculated by dividing our Operating EBITDA for the period by our revenues as reported in our financial statements for the same period. We believe there is no close IFRS financial measure to compare Operating EBITDA Margin. These non-IFRS financial measures are designed to complement and should not be considered superior to financial measures calculated in accordance with IFRS. Although Operating EBITDA and Operating EBITDA Margin are not measures of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by our management to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, our Operating EBITDA is a measure used by our creditors to review our ability to internally fund capital expenditures, to service or incur debt and to comply with financial covenants under our financing agreements. Furthermore, our management regularly reviews our Operating EBITDA Margin by reportable segment and on a consolidated basis as a measure of performance and profitability. These non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to

CEMEX • 2025 20-F REPORT • 8

INTRODUCTION

similarly titled measures presented by other companies. Non-IFRS financial measures presented in this annual report are being provided for informative purposes only and shall not be construed as investment, financial, or other advice.

The information, statements, and opinions contained in this annual report are for informational purposes and do not constitute a public offer under any applicable legislation, an offer to sell, or solicitation of any offer to buy any securities or financial instruments, or any advice or recommendation with respect to such securities or other financial instruments. You should not construe any such information or other material as legal, tax, investment, financial, or other advice. We are not responsible for any third-party information referenced in this annual report.

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

The preparation of certain information on ESG and sustainability matters contained in this annual report requires the application of a number of key judgments, assumptions, and estimates. The reported measures in this annual report reflect good faith estimates, assumptions, and judgments at the given point in time. There is a risk that these judgments, estimates, or assumptions may subsequently prove to be incorrect and/or, to the extent legally required, may need to be restated or changed. The disclosure of information on sustainability-related matters is not yet subject to the same recognized or accepted reporting or accounting principles and rules as traditional financial information. Consequently, there are no commonly accepted reporting practices for us to follow, and ESG metrics among organizations in our industry may not be comparable. In addition, the underlying data, systems, and controls that support non-financial reporting are generally considerably less sophisticated than the systems and internal control for financial reporting and rely on manual processes. This may result in non-comparable information between organizations and/or between reporting periods within organizations as methodologies continue to develop and/or be socialized. The further development of or changes to accounting and/or reporting standards could materially impact the performance metrics, data points, and targets contained in this annual report, and the reader may not be able to compare non-financial information performance metrics, data points, or targets between reporting periods on a direct like-for-like basis.

Additionally, the information disclosed in this annual report contains references to “green,” “social,” “sustainable,” or equivalent-labelled activities, products, assets, or projects. There is currently no single globally recognized or accepted, consistent and comparable set of definitions or standards (legal, regulatory, or otherwise) of, nor widespread cross-market consensus (i) as to what constitutes, a “green,” “social,” “sustainable,” or having equivalent-labelled activity, product, or asset; (ii) as to what precise attributes are required for a particular activity, product, or asset to be defined as “green,” “social,” “sustainable” or such other equivalent label; or (iii) as to climate and sustainable funding and financing activities and their classification and reporting.

Therefore, there is little certainty, and no assurance or representation is given, that such activities, products, assets, or projects and/or reporting of such activities, products, assets or projects will meet any present or future expectations or requirements for describing or classifying such activities, products, assets or projects as “green,” “social,” “sustainable,” or attributing similar labels. We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time.

CEMEX • 2025 20-F REPORT • 9

INTRODUCTION

Cautionary Statement Regarding Forward-Looking ESG or Sustainability Statements

Certain sections in this annual report contain ESG- or sustainability-related forward-looking statements, such as aims, ambitions, estimates, forecasts, plans, projections, targets, goals and other metrics, including but not limited to: climate and emissions, business and human rights, corporate governance, research and development (“R&D”) and partnerships, development of products and services that intend to address sustainability-related concerns and sustainability related targets/ ambitions when finalized, including the implementation of technologies and other initiatives that aim to reduce and/or capture CO2 emissions. These forward-looking statements also include references to specific programs, such as our current “Future in Action” climate action and nature program, as well as various ESG-related indicators, objectives or metrics disclosed previously or that may be disclosed in the future, none of which are guarantees and any and all of which may ultimately not be achieved or may be abandoned at any time, whether in part, in full, or within any specific timeframe. There are many significant uncertainties, assumptions, judgements, opinions, estimates, forecasts and statements made of future expectations underlying these forward-looking statements which could cause actual results, performance, outcomes or events to differ materially from those expressed or implied in these forward-looking statements, which include, but are not limited to:

•	the extent and pace of climate change, including the timing and manifestation of physical and transition risks;

•	the macroeconomic environment;

•	uncertainty around future climate-related policy and regulations, including the timely implementation and integration of adequate government policies;

•	the effectiveness of actions of governments, legislators, regulators, businesses, investors, customers, and other stakeholders to mitigate the impact of climate and sustainability-related risks;

•	changes in customer behavior and demand, changes in the available technology for mitigation and the effectiveness of any such technologies, as some of these new technologies may be unproven;

•	excessive costs and expenses related to acquire and/or develop technology for mitigation;

•	the roll-out of low carbon infrastructure;

•	the availability and adoption of renewable energy in our value chain;

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

CEMEX • 2025 20-F REPORT • 10

PART I

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Pursuing Excellence

In 2025, we underwent a significant operational and strategic transformation, delivering strong results despite a complex global environment marked by geopolitical shifts, trade policy adjustments and persistent macroeconomic headwinds. Under the leadership of our new Chief Executive Officer and a renewed senior management team, we shifted our focus to operational excellence, increasing free cash flow and enhancing shareholder returns. To achieve these renewed priorities, we launched “Project Cutting Edge,” a comprehensive initiative focused on reducing costs, pursuing operational excellence and improving profitability. As part of our transformation, we reconfigured our organizational structure to simplify decision-making and grant greater operational authority to our regional teams. This decentralized approach, coupled with in-depth business performance reviews across all operating regions, is designed to instill an ownership mentality throughout the organization and focus on accountability in an effort to improve results. We also established new criteria for capital allocation, prioritizing investments with a goal of increasing free cash flow and improving contribution margins. Among other results, Project Cutting Edge generated approximately $200 million in recurring savings during the year, with targeted cumulative savings of $400 million by 2027. These results reflect the discipline and commitment of our employees worldwide.

For the year ended December 31, 2025, we had revenues of $16,132 million, remaining stable compared to 2024. Throughout 2025, we continued to strengthen our financial position and our leverage ratio, which, as calculated under the Credit Agreements, was 1.63x as of December 31, 2025. We also continued executing our portfolio rebalancing strategy, completing the divestment of our operations in the Dominican Republic and most of our operations in Panama. A portion of the proceeds from the divestment of our Panama operations was deployed toward the acquisition of a majority stake in Couch Aggregates, LLC (“Couch”) in the United States, reinforcing our growth strategy in a market we believe offers strong long-term potential and higher returns. We also continued delivering on our progressive shareholder return program with a cash dividend of $130 million declared in 2025, compared to the $120 million declared in 2024.

In 2025, we continued advancing our current “Future in Action” climate action and nature program, with a renewed focus on profitable decarbonization. Our operations in Europe achieved the net CO2 emissions target for 2030 established by the European Cement Association and we further optimized our fuel mix and reduced our clinker factor through innovations such as micronization and greater use of alternative cementitious materials and additives.

Beyond our financial and operational results, we maintained our strong commitment to health and safety. In 2025, our employee Lost Time Injury (“LTI”) Frequency Rate improved to 0.3, with approximately 97% of our plants and facilities recording zero incidents, positioning us as one of the global industry leaders. We remain committed to our goal of achieving zero incidents across all operations. We look forward to continuing the transformation of our Company, building on the strong foundation established this year, with a clear focus on operational excellence, disciplined capital allocation and the generation of greater returns for our shareholders.

CEMEX • 2025 20-F REPORT • 11

PART I

As required pursuant to the laws of Mexico, the following is a description of our debt securities listed in Mexico:

CEMEX • 2025 20-F REPORT • 12

PART I

INFORMATION ABOUT THE LONG-TERM NOTES (CERTIFICADOS BURSÁTILES A TASA VARIABLE)

(“Long-Term Notes 1”) ISSUED BY CEMEX, S.A.B. DE C.V.

AS OF DECEMBER 31, 2025

Amount of the Issuance of Original Long-Term Notes 1: Ps 1,000,000,000.00.

Amount of the Issuance of Additional Long-Term Notes 1: Ps 2,000,000,000.00.

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

Interest Payment Frequency: Every 28 days starting November 2, 2023.

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

Rating: Standard & Poor’s, S.A. de C.V. “mxAA” (payment capacity of Cemex, S.A.B. de C.V. to satisfy its financial commitments within the obligation is very strong compared to other issuers in the domestic market). Fitch México, S.A. de C.V. “AA (mex)” (very low risk level of default compared to other issuers or obligations in the same country).

Common Representative: Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva (“Multiva”) (formerly CIBanco S.A., Institución de Banca Múltiple).

CEMEX • 2025 20-F REPORT • 13

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

The net proceeds from the issuance of the Long-Term Notes 1 were applied towards total or partial repayment of the then-outstanding amounts under the Credit Agreements as in effect at the time and/or the Notes, other than the CEBURES.

CEMEX • 2025 20-F REPORT • 14

PART I

INFORMATION ABOUT THE LONG-TERM NOTES (CERTIFICADOS BURSÁTILES A TASA FIJA) (“Long-Term Notes 2”) ISSUED BY CEMEX, S.A.B. DE C.V.

AS OF DECEMBER 31, 2025

Amount of the Issuance of Original Long-Term Notes 2: Ps 5,000,000,000.00.

Amount of the Issuance of Additional Long-Term Notes 2: Ps 3,500,000,000.00.

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

Rating: Standard & Poor’s, S.A. de C.V. “mxAA” (payment capacity of the Cemex, S.A.B. de C.V. to satisfy its financial commitments within the obligation is very strong compared to other issuers in the domestic market). Fitch México, S.A. de C.V. “AA (mex)” (very low risk level of default compared to other issuers or obligations in the same country).

Common Representative: Multiva (formerly CIBanco S.A., Institución de Banca Múltiple).

CEMEX • 2025 20-F REPORT • 15

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

The net proceeds from the issuance of the Long-Term Notes 2 were applied towards total or partial repayment of the then-outstanding amounts under the Credit Agreements as in effect at the time and/or the Notes, other than the CEBURES.

CEMEX • 2025 20-F REPORT • 16

PART I

INFORMATION ABOUT THE LONG-TERM NOTES (CERTIFICADOS BURSÁTILES A TASA VARIABLE)

(“Long-Term Notes 3”) ISSUED BY CEMEX, S.A.B. DE C.V.

Amount of the Issuance of Long-Term Notes 3: Ps 5,500,000,000.

Name of the Issuer: Cemex, S.A.B. de C.V.

Ticker: “CEMEX 26”

Issue Number under the Program: Third Issuance.

Issue Date of Long-Term Notes 3: February 19, 2026.

Maturity Date: February 13, 2031.

Term of Long-Term Notes 3: 1,820 days.

Interest Rate and Interest Calculation Method: The annual gross interest rate will be calculated by adding 0.70 percentage points to the rate known as the Mexican Overnight Interbank Equilibrium Interest Rate (TIIE de Fondeo).

Interest Payment Frequency: Every 28 days starting March 19, 2026.

Place and Form of Payment of Principal and Interest: The principal and ordinary interest accrued will be paid by electronic transfer of funds to the address of Indeval, or, where appropriate, at the offices of Cemex, S.A.B. de C.V.

Redemption and Early Redemption: A single payment at their Nominal Value or, if applicable, at their Adjusted Nominal Value (as defined in the Long-Term Notes 3).

Guarantee: The Long-Term Notes 3 will be guaranteed, initially, by the Refinancing Guarantors, but are not secured. Cemex, S.A.B. de C.V. shall have the right to release or replace any Long-Term Notes 1 Guarantor, or add new guarantors, provided that after such release, addition or replacement takes effect, the Minimum Endorsement (as defined in the Long-Term Notes 3) is satisfied.

Rating: Standard & Poor’s, S.A. de C.V. “mxAAA” (payment capacity of Cemex, S.A.B. de C.V. to satisfy its financial commitments within the obligation is extremely strong compared to other issuers in the domestic market). Fitch México, S.A. de C.V. “AA+ (mex)” (very low risk level of default compared to other issuers or obligations in the same country).

Common Representative: Multiva.

Depositary: Indeval.

Tax Regime: The applicable withholding rate with respect to interest paid under the Long-Term Notes 3 is subject: (i) for individuals or legal entities residing in Mexico for tax purposes, to the provisions of Articles 54, 55, 135, and other applicable laws of the current Income Tax Law; and (ii) for individuals and legal entities resident abroad for tax purposes, the provisions of Articles 153, 166, and other applicable laws of the current Income Tax Law. The current tax regime may be amended throughout the term of the issue.

CEMEX • 2025 20-F REPORT • 17

PART I

Cemex, S.A.B. de C.V.’s policy on making decisions regarding changes of control during the term of the issue: Not applicable.

Cemex, S.A.B. de C.V.’s policy on making decisions regarding corporate restructurings, including acquisitions, mergers and spin-offs during the term of the issue: Cemex, S.A.B. de C.V. and the Refinancing Guarantors cannot merge, unless: (i) the merged or acquiring company assumes the obligations of the Issuer or the Long-Term Notes 1 Guarantor, as appropriate, under the Long-Term Notes 3, (ii) a Cause of Early Termination (as defined in the Long-Term Notes 3) does not occur under the Long-Term Notes 3 as a result of the merger or transfer, and (iii) the merged or acquiring company delivers to the Common Representative (as defined in the Long-Term Notes 3) a legal opinion stating that said merger or transfer complies with (i) and (ii) above.

Cemex, S.A.B. de C.V.’s policy on making decisions on the sale or creation of encumbrances on essential assets, specifying what such concept will include during the term of the issue: According to the provisions of the Long-Term Notes 3, Cemex, S.A.B. de C.V. shall not permit the constitution of any encumbrance on its assets, except (i) for Permitted Encumbrances (as defined in the Long-Term Notes 3), or (ii) where the Issuer’s obligations under the Long-Term Notes 3 are simultaneously guaranteed.

The net proceeds from the issuance of the Long-Term Notes 3 were applied towards general corporate purposes, including towards the total or partial repayment, redemption or repurchase, as applicable, of the outstanding amounts under the 2023 Credit Agreement, the Euro Credit Agreement and/or the Notes, other than the CEBURES.

CEMEX • 2025 20-F REPORT • 18

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

CEMEX • 2025 20-F REPORT • 19

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

•

We have adopted a sustainability strategy we consider to be ambitious. Our sustainability strategy includes the targets of our current “Future in Action” climate action and nature program and some of these targets are replicated as key performance indicators in our sustainability-linked financing arrangements. Failure to reach these goals may expose us to certain risks that could have a material adverse effect on our reputation, business, financial condition, liquidity, and results of operations.

•

A substantial amount of our total assets consists of intangible assets, including goodwill. We have recognized charges for goodwill impairment in the past, and during 2025, we recognized a non-cash goodwill impairment loss. If market or industry conditions deteriorate further in the future, additional impairment charges may be recognized.

•	The failure of any bank in which we deposit our funds could have an adverse effect on our financial condition.

•

Activities in our business can be hazardous and can cause injury to people or damage to property in certain circumstances. They are also subject to significant regulations, including as relates to the protection of human health, safety and the environment. These regulations continue to evolve and, in some locations, are becoming increasingly stringent. Compliance with existing or future regulations could have a material adverse effect on our reputation, business, financial condition, liquidity, and results of operations.

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

CEMEX • 2025 20-F REPORT • 20

PART I

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

Risks Relating to Our Indebtedness and Certain Other Obligations

•

The Credit Agreements, the indentures governing our 3.125% Euro-denominated notes due 2026 (the “March 2026 Euro Notes”), 5.450% Dollar denominated notes due 2029 (the “November 2029 Dollar Notes”), 5.200% Dollar denominated notes due 2030 (the “September 2030 Dollar Notes”), 3.875% Dollar denominated notes due 2031 (the “July 2031 Dollar Notes”), and the Long-Term Notes 1 and Long-Term Notes 2 in the Mexican market (the “CEBURES” and, collectively with the March 2026 Euro Notes, the November 2029 Dollar Notes, the September 2030 Dollar Notes and the July 2031 Dollar Notes, the “Notes”) and our other debt agreements and/or instruments and other agreements contain several restrictions and covenants. Our failure to comply with such restrictions and covenants or any inability to capitalize on business opportunities or refinance our debt resulting from them could have a material adverse effect on our business and financial conditions.

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

•

Cemex, S.A.B. de C.V.’s ability to repay debt and execute any shareholder returns is highly dependent on its subsidiaries’ ability to transfer income and dividends to us. As of the date of this annual report, we control publicly listed companies in Trinidad and Tobago and in Jamaica, where this risk is heightened.

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

CEMEX • 2025 20-F REPORT • 21

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

•

We are subject to human rights, anti-corruption, anti-bribery, anti-money laundering, antitrust, anti-boycott, economic sanctions, anti-terrorism, trade embargoes, and import and export control laws and regulations in the countries in which we operate and do business, a considerable number of which are considered high and medium risk countries for purposes of corruption, money laundering, and other matters. Any violation of any such laws or regulations could have a material adverse impact on our reputation, results of operations, and financial condition, as well as harm our reputation.

•	Certain tax matters have had and may have a material adverse effect on our cash flow, financial condition, and net income, as well as on our reputation.

•

Our operations are subject to environmental laws and regulations, including those relating to greenhouse gas emissions, and new reporting requirements that are or could become effective and increasingly stringent. Compliance with existing or future regulations could have material adverse effect on our reputation, business, financial condition, liquidity, and results of operations.

•	It may be difficult to enforce civil liabilities against us or the members of Cemex, S.A.B. de C.V.’s Board of Directors, our senior management, and controlling persons.

Risks Relating to Ownership of Our Securities

Non-Mexicans may not hold Cemex, S.A.B. de C.V.’s Series A shares directly and must have them held in a trust at all times.

Any person acquiring shares, CPOs or ADSs of Cemex, S.A.B. de C.V. should be aware that Cemex, S.A.B. de C.V.’s by-laws provide that non-Mexican investors and Mexican companies without a foreign investment-exclusion clause in their by-laws may not directly hold the Series A shares of Cemex, S.A.B. de C.V. Notwithstanding the provisions of Cemex, S.A.B. de C.V.’s by-laws, non-Mexican investors and Mexican companies without a foreign investment-exclusion clause in their by-laws may hold the Series A shares underlying Cemex, S.A.B. de C.V.’s CPOs or ADSs indirectly through Cemex, S.A.B. de C.V.’s CPO trust. Upon the early termination or expiration of the term of Cemex, S.A.B. de C.V.’s CPO trust on September 6, 2029, the Series A shares underlying the CPOs held by non-Mexican investors or by Mexican companies without a foreign investment-exclusion clause in their by-laws must be placed into a new trust similar to the current CPO trust. We cannot guarantee that a trust similar to the CPO trust will exist or that the relevant authorization for the transfer of Cemex, S.A.B. de C.V.’s Series A shares to such a trust will be obtained. In that event, such investors might be required to sell their Series A shares to a Mexican individual or corporation that has a foreign investment-exclusion clause in its by-laws, which could expose shareholders to a loss in the sale of the corresponding Series A shares and may cause the price of Cemex, S.A.B. de C.V.’s shares, CPOs and ADSs to decrease.

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

CEMEX • 2025 20-F REPORT • 22

PART I

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

Any person acquiring shares, CPOs or ADSs of Cemex, S.A.B. de C.V., must be aware that Cemex, S.A.B. de C.V.’s by-laws provide that its Board of Directors must authorize in advance any transfer of voting shares of its capital stock or other transaction that would result in any person, or group acting in concert, becoming a holder of or otherwise

CEMEX • 2025 20-F REPORT • 23

PART I

becoming entitled to vote 2% or more of Cemex, S.A.B. de C.V.’s shares with voting rights. In the event this requirement is not met, the persons acquiring such shares or executing such transaction will not be entitled to any corporate rights, mainly voting rights, with respect to such shares, CPOs or ADSs, and such shares, CPOs or ADSs will not be taken into account for purposes of determining a quorum for any Cemex, S.A.B. de C.V. shareholders’ meetings, Cemex, S.A.B. de C.V. will not record such persons as holders of such shares in its share registry, and the registry undertaken by Indeval, which is the Mexican securities depositary, shall not have any effect. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

Preemptive rights generally available under Mexican law may be unavailable to ADS holders.

ADS holders may be unable to exercise preemptive rights granted to Cemex, S.A.B. de C.V.’s shareholders, in which case ADS holders could be diluted following equity or equity-linked offerings. Under Mexican law, if Cemex, S.A.B. de C.V. issues new shares, Cemex, S.A.B. de C.V. would be generally required to grant preemptive rights to its shareholders, except in certain situations, including if such shares are issued in the context of a public offering or if such shares underlie convertible securities issued by Cemex, S.A.B. de C.V. However, ADS holders may not be able to exercise these preemptive rights to acquire new shares unless (i) Cemex, S.A.B. de C.V. files a registration statement with the SEC with respect to such shares or (ii) the offering of the shares qualifies for an exemption from registration under the Securities Act. We cannot assure you that Cemex, S.A.B. de C.V. would file a registration statement in the United States that would allow holders of ADSs to participate in any preemptive rights offering. Under Mexican law, preemptive rights cannot be waived in advance or be assigned or be represented by an instrument that is negotiable separately from the corresponding shares. As a result of applicable United States securities laws, holders of ADSs may be restricted in their ability to exercise preemptive rights as provided in the Deposit Agreement with the ADSs depositary, as amended. Shares subject to a preemptive rights offering, with respect to which preemptive rights have not been exercised, may be sold by Cemex, S.A.B. de C.V. to third parties on the terms and conditions previously approved by Cemex, S.A.B. de C.V.’s shareholders or its Board of Directors. See “Item 10. Additional Information—Articles of Association and By-laws.”

The protections afforded to shareholders in Mexico are different from those in other countries and may be more difficult to enforce.

Under Mexican law, the protections afforded to shareholders are different from those in the United States and countries in continental Europe. In particular, the legal framework and case law pertaining to directors’ duties and disputes between shareholders and us, the members of Cemex, S.A.B. de C.V.’s Board of Directors or our officers are less protective of shareholders under Mexican law than under U.S. and continental European law. Mexican law only permits shareholder derivative suits (i.e., suits for our benefit as opposed to the direct benefit of our shareholders) and there are procedural requirements for bringing shareholder derivative lawsuits, such as minimum holdings of capital stock, which differ from those in effect in other jurisdictions. There is also a substantially less active plaintiffs’ bar dedicated to the enforcement of shareholders’ rights in Mexico than in the United States or Europe. As a result, in practice it may be more difficult for our shareholders to initiate an action against us, the members of Cemex, S.A.B. de C.V.’s Board of Directors or our officers or obtain direct remedies than it would be for shareholders of a U.S. or European company.

CEMEX • 2025 20-F REPORT • 24

PART I

Risks Relating to Our Business and Operations

Economic conditions globally, including persistently elevated inflation and interest rates, particularly in countries where we operate, have affected and may continue to adversely affect our business, financial condition, liquidity, and results of operations.

The economic conditions in some of the countries where we operate have had and may continue to have a material adverse effect on our business, financial condition, liquidity, and results of operations worldwide. Our results of operations are highly dependent on the results of our operating subsidiaries worldwide, including those in (i) the United States, (ii) Mexico, (iii) Europe, (iv) the Middle East and Africa (“MEA”), and (v) South America, Central America and the Caribbean (“SCA&C”). See “Item 4. Information on the Company—Business Overview” for more information. Demand for our products and services, our production levels, availability of raw materials and materials that are generally required to operate our business and our general financial and operating results are highly dependent on overall economic conditions.

For a breakdown of our external revenues for the year ended December 31, 2025, see “Item 4. Information on the Company—Business Overview—External Revenues by Reportable Segment for the Year Ended December 31, 2025.”

As of the date of this annual report, we believe that the main risk factors for the global economy and the countries where we operate include, but are not limited to: (i) an environment of elevated uncertainty linked to policy shifts in the United States and other countries, particularly with respect to trade (including additional import tariffs already enacted and the threat of further duties and levies), as well as to policy changes in other areas, including immigration, energy, climate and foreign affairs, all of which could impact the global economy; (ii) persistently elevated and/or accelerating inflation, which may result in an extended period of high nominal interest rates and restrictive financial conditions, a deterioration in the purchasing power of consumers, businesses, and other economic agents, lower economic growth, or higher odds of an economic recession; (iii) a more-pronounced-than-expected cyclical downturn, even in the absence of further inflationary pressures, reflecting the high level of policy uncertainty, an increase of economic protectionism, potential policy errors, consumer and business pessimism, delayed effects of restrictive monetary policies across countries, fiscal pressures, implications of geopolitical events, among other potential triggers; (iv) the possibility of widespread financial market distress and elevated volatility in relation to (1) the escalation of global trade tensions, (2) conflicts in Ukraine and the Middle East, as well as those in other regions, (3) supply chain shocks leading to higher energy prices, or (4) the prolonged period of high interest rates, among other possible causes; (v) external, fiscal, debt, and other types of imbalances at the country level, including deteriorating fiscal conditions in the United States and Europe, which, should they occur, often have unfavorable economic and financial implications domestically, that may extend beyond their own borders; (vi) the expansion or intensification of geopolitical conflicts, including, but not limited to, the war between Russia and Ukraine, which may result in further fragmentation in international relations, the escalation of armed hostilities, and the disruption of trade and economic activity; (vii) weather abnormalities and adverse climate shocks that may impair production, trade, construction, and overall economic activity, as well as result in price fluctuations of energy and other production inputs; (viii) heightened domestic policy uncertainty related to political changes and policy shifts in many of the countries where we operate; (ix) extended poor economic performance in China, particularly in the current context of market-relevant trade conflicts with the United States, which may put downward pressure on global trade, have negative spillovers on China’s economic partners and/or the global economy at large, as well as result in financial sector volatility; (x) social protests and generalized civil unrest deriving from popular perceptions of mishandling of domestic economic issues, geopolitical conflicts, climate-related issues, alleged social injustices, among other events of a global or regionwide reach; (xi) an increase in the frequency, intensity, and overall destructiveness of cyberattacks involving critical infrastructure of a physical, social, digital, or other nature, which could disrupt governments, financial markets,

CEMEX • 2025 20-F REPORT • 25

PART I

industries, communities, and individual businesses; (xii) factors that could afflict the performance of the financial sector, including inappropriate risk monitoring or improper regulation of financial entities and the rapid and unchecked growth of crypto assets; and (xiii) major global disruptions caused by misallocated artificial intelligence (“AI”) investments, lower-than-anticipated returns to scale, and/or adverse effects on labor and financial markets.

While inflation has slowly decreased from its peak in 2022, including a slight decrease in 2025 compared to 2024, there have been renewed pressures in recent months in some countries where we operate and it is possible that both consumer and producer price growth rates see further increases in the future. Among the main factors that could result in renewed inflationary pressures are: (i) rising tariffs and the escalation of trade tensions and increased risk of tariff and trade retaliation among countries; (ii) shocks to global goods logistics and supply chains, which could arise due to increased economic nationalism and protectionism, geopolitical, weather-related, and other types of events; (iii) energy and food market price surges, also triggered potentially by several distinct elements, such as the war between Russia and Ukraine, conflicts in the Middle East or weather disruptions; and (iv) a significant weakening of local currencies with respect to countries’ main trading partners, due to unexpected shifts in policy, the rise of economic nationalist and protectionist policies in the United States and elsewhere, divergence in monetary policy paths, “flight to safety” dynamics in global capital markets, market perceptions of fiscal imbalances, and perceived or actual weakened hegemony of the U.S. dollar, among other factors.

High inflation and/or policy shifts can deteriorate economic conditions in the countries where we operate or from which we source products and services and have caused and may continue to cause a rise in the costs of manufacturing our products, as well as an increase in related expenses, such as, but not limited to, sourcing of inputs, manufacturing, storage, labor, shipping, and delivery-related expenses. Furthermore, there is no assurance that any of our operations, especially those that have historically not experienced inflationary pressures like in the United States and Europe, would be well-prepared to cope with inflationary pressures. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Operations—High energy and fuel costs have had and may continue to have a material adverse effect on our business, financial condition, liquidity, and results of operation” for information on how energy and fuel costs affect the costs of manufacturing our products and related expenses.

Although benchmark interest rates have generally trended lower in 2025 compared to 2024, “sticky” high inflation may cause policymakers to pause monetary easing until more progress is seen, keeping financial conditions restrictive for longer. This could hinder the supply of credit by keeping financing costs high or elevating them further, generally impede a rebound in economic activity, and/or lead to a recession. The evolution of monetary policy in advanced economies such as the United States and Europe is especially relevant to our business, given their outsized weight in the global economy and our portfolios, but also because of potential spillovers that a downturn of economic activity in such countries could have in other geographies that are very relevant for our business, such as Mexico. Persistently restrictive financing conditions could also trigger or aggravate widespread financial market distress in both advanced and emerging economies, especially in cases where sovereigns and/or corporates are overleveraged, as is the case in some of the countries where we have operations. Tight conditions would also be very relevant for countries attempting to consolidate their public finances, and/or for those who have expressed the need to expand their spending on items such as infrastructure and defense, such as some of the economies in the EU. Persistently elevated interest rates have previously translated into high financing costs and disruptions in countries’ budgeting processes, resulting in an overall hindrance to economic growth and favorable business conditions, and could do so again in the future. In addition, recent policy changes in countries in which we operate, such as the increased frequency and severity of military action and imposition of new tariffs by the U.S. government, could materially adversely impact financial markets, including U.S. Treasury and bond rates. For example, after the U.S. administration’s 2025 imposition of tariffs as described elsewhere in this annual report, the 10-year Treasury yield increased from less than 4% on April 4, 2025 to 4.5% intra-day on April 8, 2025, marking one of the biggest spikes on record, and the 30-year Treasury yield topped 5%.

CEMEX • 2025 20-F REPORT • 26

PART I

Emerging markets and developing economies with significant foreign-currency denominated debt and financing needs could be particularly exposed and affected in an environment of sustainedly high interest rates in advanced economies and overall market uncertainty, as they could see capital outflows, exchange rate volatility, unfavorable shifts in investor sentiment and increasing borrowing costs, all of which could lead to adverse growth and financial outcomes. Similarly, large-scale corporate debt defaults or restructuring could reverberate widely. A substantial portion of our operations are located in developing countries, mainly Mexico, which tend to have relatively more volatile currencies and, in the past, have gone through episodes of capital outflows under such circumstances. In the event that one or more of these risks materialize, there could be material adverse effect on our business, financial condition, liquidity, and results of operations, particularly if exchange rate fluctuations result in lower revenues and/or more limited available resources in local currencies (through the impact of lower real demand, an increase in expenditures due to the weakening of the local currency, among others), which could in turn limit our ability to make necessary expenditures and investments, as well as curb our capacity to serve our debt and other obligations. See “Item 4. Business Overview—Information on the Company—External Revenues by Reportable Segment for the Year Ended December 31, 2024” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness.”

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

Apart from the risks mentioned above, idiosyncratic risks to our business in Mexico are heightened as a result of the materiality of our Mexican operations. Some of the factors that could impact the evolution of the Mexican economy in the short term include, but are not limited to: (i) an economic downturn in the United States; (ii) an adverse turn of events during the renegotiation of the USMCA, which could result in less favorable terms for Mexico or, in an extreme scenario, the partial or full dissolution of the agreement, and such an outcome would introduce significant uncertainty to Mexico’s trade framework, potentially affecting the overall economy, local financial markets, supply chains, investment flows, the exchange rate, the preferential market access that supports the country’s export-oriented manufacturing sector, among other factors; (iii) public policy shifts in the United States, particularly in areas such as trade, migration, energy, climate, security, foreign policy and other relevant topics, which could significantly impact Mexico’s economy, including its construction and manufacturing sectors, and strain the bilateral relationship between the two countries; (iv) the deterioration of institutional checks and balances following the recent judicial reform in Mexico, together with the potential approval of a broader electoral reform, could weaken the rule-of-law framework governing economic activity, heightening legal uncertainty, affecting contract enforcement, regulatory stability, and investor confidence in the country’s institutional environment; (v) increasing security concerns stemming from intensified government campaigns against drug trafficking organizations could affect the perception of public safety in certain regions of Mexico, resulting in increased volatility or localized disruption, potentially influencing business operations, logistics, and investor perceptions of the country’s security environment; (vi) erosion of confidence in the independence and credibility of the central bank, which could weaken monetary policy transmission and increase financial market volatility; (vii) rising political polarization, which may heighten policy uncertainty and hinder consensus-building around key reforms, potentially affecting the stability and predictability of Mexico’s institutional and regulatory framework; (viii) sudden or large fluctuations in the value of the Mexican Peso vis-à-vis major currencies;

CEMEX • 2025 20-F REPORT • 27

PART I

(ix) additional strains in the operation and/or finances of Petróleos Mexicanos (“PEMEX”), which could result in its need of further capital requirements; (x) sharp deviations in the implementation of Mexico’s public budget as approved by the Mexican congress in November 2025; (xi) delays in the rollout of the recently launched National Investment Plan (Plan Mexico); and (xii) a downgrade of Mexico’s long-term sovereign debt ratings by international rating agencies.

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

See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to the War Involving Israel, the United States and the Islamic Republic of Iran” for information regarding the war among Israel, the United States and the Islamic Republic of Iran initiated after December 31, 2025, and how it could affect our business, financial condition, liquidity, and results of operation.

Political, social, and geopolitical events, changes in public policies and other risks in some of the countries where we operate, which are inherent to the operations of an international company, could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

As of December 31, 2025, our operations were mostly in Mexico, the United States, and certain countries in Europe, the Middle East and SCA&C (as described in “Item 4. Information on the Company—Business Overview”). For a breakdown of our external revenues for the year ended December 31, 2025, see “Item 4. Information on the Company—External Revenues by Reportable Segment for the Year Ended December 31, 2025.”

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

Presidential, legislative, state, and/or local elections took place in 2025 in several of the countries where we operate, including Mexico, Canada, Croatia, Poland, Czech Republic, Germany, the United Kingdom, Egypt, Trinidad & Tobago, Jamaica and Guyana. In 2026, elections have been held or are scheduled to be held in Bosnia and Herzegovina, Czech Republic, France, Germany, Israel, Peru, Mexico, the United Kingdom, and the United States. In addition, potential future snap elections in other countries resulting from social or political pressure cannot be discarded. Political changes, such as those resulting from such elections, could result in changes to the economic, political, or social conditions of the countries in which we operate, and in changes to laws, regulations, and public policies, which may contribute to heighten economic uncertainty or hamper business conditions. Any of the abovementioned or similar events, such as legislative or political gridlock, constitutional crises, and any situation that would result in political and/or economic uncertainty, could materially and adversely impact our business, financial condition, liquidity, and results of operations.

CEMEX • 2025 20-F REPORT • 28

PART I

Political events and social unrest have impacted the business and economic environment in some of the countries in which we operate and beyond. Chiefly among these events has been the 2025 U.S. presidential inauguration and change in administration. Changes in U.S. laws and policies, some of which have been unanticipated by market participants, have impacted international trade, foreign affairs, manufacturing, research and development, business and consumer confidence, and investment in the territories and countries where we or our customers operate, including the United States itself, as well as Mexico and China, which could materially adversely affect our business, financial condition, liquidity and results of operations.

Since February 1, 2025, the new U.S. administration has announced new tariffs on every country, although many of the tariffs have since been delayed or rolled back. The administration has especially targeted China with heightened trade measures. The tariffs spiked on April 10, 2025, with an effective rate of 145%, and subsequently fell to a combined rate of 30%. Pursuant to an October 30, 2025 agreement between the United States and China (the “October 2025 United States-China Agreement”), the United States agreed to suspend for one year starting on November 10, 2025 implementation of the responsive actions taken pursuant to the Section 301 of the Trade Act of 1974 (“Section 301”) investigation into China’s “Targeting the Maritime, Logistics, and Shipbuilding Sectors for Dominance” in exchange for a reciprocal Chinese commitment to postpone imposition of its own port charges.

In 2025, the U.S. administration imposed an array of tariffs under the International Emergency Economic Powers Act (“IEEPA”). These included tariffs on imports from Mexico, Canada, and China premised on allegations concerning fentanyl and illegal immigration (the “Fentanyl/Immigration Tariffs”). The rates of these tariffs fluctuated over time, but, as of December 31, 2025, stood at 35% on imports from Canada, 25% on imports from Mexico, and 10% on imports from China, with exemptions for goods that complied with rules of origin established under the USMCA. Likewise, the U.S. administration imposed a 10% “baseline” tariff (the “Baseline Tariffs”) on the vast majority of imported goods from most countries in the world, with typically higher country-specific reciprocal tariffs on 60 countries (the “Country-Specific Reciprocal Tariffs”).

These developments, and continued uncertainty over tariffs, could materially adversely impact our business, financial condition, liquidity, and results of operations. In addition, it is uncertain what other effects Congress and the administration’s policies may have on our business, financial condition, liquidity and results of operations, and if any such effects may be material. Further geopolitical challenges, such as the trade tensions between the United States with various countries, including Mexico, Canada, China, and the EU, could cause important disruptions in the global economic, supply chains, financial markets, and trade dynamics, which could impact the markets in which we operate and materially and adversely affect our business, financial condition, liquidity, and results of operations. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Regulatory Matters and Legal Proceedings—Imposition of Tariffs by the United States.”

In Mexico, 2025 marked the first full year of the new administration, which continued to govern with substantial legislative support from the ruling coalition. The current administration has pursued a broad reform agenda, including a substantial judicial reform, which was implemented in 2025 and introduced the election of judges, magistrates, and other judicial officials by popular vote, which may affect judicial independence, reduce the predictability and consistency of rulings, and result in delays or other disruptions during the transition to the new system. Mexico also faces ongoing political and regulatory uncertainty, including the potential impact of future trade and policy developments related to the USMCA review, expected in 2026, as well as fiscal constraints arising from elevated public spending, public debt pressures and budgetary limitations, which may reduce fiscal flexibility and weigh on broader economic growth. Investor confidence may also be adversely affected by concerns regarding security and organized crime activity. Additionally, the Emission Trading System is expected to be fully operational in 2026. Furthermore, an increase of “green” taxes in states where we operate has come into effect or is expected. See “Item 4. Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico”

CEMEX • 2025 20-F REPORT • 29

PART I

for a description of the Mexican judicial reform, Emission Trading System, as well as a description of “green” taxes in Mexico. We are not certain if any such laws and regulations undergoing constitutional challenges in Mexico will prevail. These and any other policies, laws and regulations which are further adopted could result in a deterioration of investment sentiment, political and economic uncertainty, and increased costs for our business, which may in turn have a material adverse effect on our business, financial condition, liquidity, and results of operation.

Our operations in Egypt, Israel, and the United Arab Emirates (the “UAE”) have been, and may continue to be, disrupted by the ongoing conflicts in the Middle East, as well as by political instability, civil unrest, terrorism, extremism, deterioration in diplomatic relations, and shifting geopolitical conditions throughout the region. The security environment remains extremely volatile, and there can be no assurance that hostilities in Israel, Gaza, Lebanon, Iran, Iraq, Syria, Yemen, Libya, Sudan, and other countries in MEA will not continue, escalate, or spread, or that neighboring countries will not be drawn further into conflict, experience instability or be adversely affected. In addition, some of our operations are or may be subject to political risks, such as confiscation, expropriation, and/or nationalization, as for example was the case of our past operations in Venezuela.

See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Operations—The emergence or continued escalation of geopolitical conflicts may have a material adverse effect on our business, financial condition, liquidity, and results of operation” for information on how the war between Russia and Ukraine, conflicts in the Middle East, and ongoing disputes in Asia may affect our business, financial condition, liquidity, and results of operations. See also “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to the War Involving Israel, the United States and the Islamic Republic of Iran” for information regarding the war among Israel, the United States and the Islamic Republic of Iran initiated after December 31, 2025, and how it could affect our business, financial condition, liquidity, and results of operation.

In Latin America, discontent with politicians, corruption, poverty, inequality and public security have been cause for numerous protests and general social unrest. Protests have sparked throughout the region in countries such as Colombia, Peru and Mexico, among others, reflecting ongoing public frustration with economic conditions, government policies, corruption, and crime. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Operations—Complications in relationships with local communities and different stakeholder perspectives could lead to social actions against our industry or company, including legal actions, on-the-ground protests, attacks on our assets or facilities, negative media campaigns, strikes, and social unrest.” For more information on how social protests may affect our operations. Furthermore, the region continues to be affected by the economic and political crisis of countries like Cuba, Venezuela and certain countries in Central America, which has had a major impact on the regional economy and poses an important economic, social and security risk. All of these events could disrupt our operations, affect our capacity to serve our clients, and damage our assets and/or reputation.

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

CEMEX • 2025 20-F REPORT • 30

PART I

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

Global markets have experienced volatility and disruption due to geopolitical tensions, including Russia’s war with Ukraine, conflicts in the Middle East, ongoing tensions in Asia, and growing threats of further escalations. Global markets may experience additional volatility and disruptions in the future.

In February 2022, Russia launched a full-scale military invasion of Ukraine, and after more than four years of conflict, hostilities continue to occur between Russia and Ukraine. Although the length and impact of the ongoing military conflict is unpredictable, the conflict in Ukraine has created and could lead to further market disruptions, including significant volatility in commodity prices, credit, and capital markets. As of December 31, 2025, comprehensive sanctions for Russian entities and officials have been enacted by the United States, the EU, the United Kingdom, Switzerland, Japan, France, New Zealand, Australia, Canada, Germany and Poland, among others, mainly against Russia and Russian individuals and companies, including agreements to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. It is uncertain whether a ceasefire agreement for this war could occur during 2026 or if a resolution to this war will occur in the future. Increased tensions could pose the risk of military action expanding to and/or mobilization by other countries in Europe.

Our operations in Egypt, Israel, and the UAE are exposed to the geopolitical tensions and conflicts in the Middle East, especially the conflicts involving Israel, the Gaza Strip, Lebanon and the Islamic Republic of Iran, and such events may disrupt our supply chain and operations or otherwise adversely affect our employees, business, financial condition, liquidity, and results of operations. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Operations—Potential political, economic, and military instability in Israel and the Middle East could materially and adversely affect our business, financial condition, liquidity, and results of operation.”

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

CEMEX • 2025 20-F REPORT • 31

PART I

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

See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to the War Involving Israel, the United States and the Islamic Republic of Iran” for information regarding the war among Israel, the United States and the Islamic Republic of Iran initiated after December 31, 2025, and how it could affect our business, financial condition, liquidity, and results of operation.

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

In October 2023, Hamas launched an unprecedented attack through Israel’s southern border from the Gaza Strip, targeting civilian and military assets. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against Hamas commenced in parallel to their continued rocket and terror attacks. Furthermore, hostilities along Israel’s northern border with Hezbollah in Lebanon began in October 2023, and nonstop rocket attacks by the terrorist group lead to an accelerated military campaign in late 2024. Although a mutual ceasefire between Israel and Hezbollah was signed in November 2024, tensions remain high. In addition, throughout 2024, Iran launched two separate large-scale drone and missile attacks on Israeli territory. Throughout the Israeli-Hamas conflict, multiple ceasefire-for-hostages deals have been agreed to between the parties, with the latest taking effect in October 2025. While mediating countries are working towards ensuring a lasting ceasefire-for-hostages deal between Israel and Hamas, the intensity and duration of Israel’s current conflict with Hamas is difficult to predict, as is the Middle East conflicts’ economic implications on our business and operations and on Israel’s economy in general. In addition, tensions and conflicts between Israel and Iran and/or their terror proxies may escalate in the future and turn even more violent, which could affect the Israeli economy in general and our operations in the region.

In 2025, there were no explosions, significant security incidents, or site closures that directly impacted our employees or operations. However, sales and volumes in Israel have been materially adversely affected since the onset of the war. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the value of direct damages that are caused by terrorist attacks or acts of war at market value before the attack or act of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damage incurred by us could have a material adverse effect on our business.

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

CEMEX • 2025 20-F REPORT • 32

PART I

See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to the War Involving Israel, the United States and the Islamic Republic of Iran” for information regarding the war among Israel, the United States and the Islamic Republic of Iran initiated after December 31, 2025, and how it could affect our business, financial condition, liquidity, and results of operation.

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

In the past, legal action has been taken against us for alleged violations of environmental laws. In 2018, a class action was filed against certain of our now former subsidiaries and affiliates in the Philippines in connection with a landslide that occurred in a community where one of our facilities is located. See “Item 4. Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters—Philippines Environmental Class Action” for more information on these legal proceedings. The risk of similar legal actions being taken against the Company in the future cannot be disregarded and we cannot guarantee that any such legal proceedings will be resolved in a manner favorable to us.

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

CEMEX • 2025 20-F REPORT • 33

PART I

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

Moreover, collective bargaining agreements covering all or part of our operations in other countries may also expire in the following years and negotiations for their renewal may be necessary. For example, the collective bargaining agreements covering all or part of our operations in Spain, Germany, Israel, and Caribbean TCL will expire or could be opted out of in 2026 or shortly thereafter, and as a result, negotiations for their renewal have taken place and/or are expected to take place in 2026 or the following years. Negotiations for the renewal of collective bargaining agreements covering all or part of our operations may or may not be successful. For a description of our most relevant collective bargaining agreements, see “Item 6. Directors, Senior Management, and Employees—Employees.”

We are subject to restrictions and reputational risks resulting from non-controlling interests held by third parties in our consolidated subsidiaries. As of the date of this annual report, we control publicly listed companies in Trinidad and Tobago and in Jamaica, where this risk is heightened.

We conduct our business mostly through subsidiaries. In some cases, third-party shareholders hold non-controlling interests in these subsidiaries. Our most important subsidiaries in which third-party shareholders held non-controlling interests as of the date of this annual report are Trinidad Cement Limited (“TCL”) and Caribbean Cement Company Limited (“CCCL”), both of which are publicly listed companies. Various disadvantages may result from the participation of non-controlling shareholders whose interests may not be aligned with ours. Some of these disadvantages may, among other things, result in our inability to, or complicate our ability to, implement organizational efficiencies, execute any shareholder returns in the form of dividends, share buybacks or other form, divest or acquire assets, contribute capital to such publicly listed subsidiaries to achieve operational improvements, and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively. In addition, we are also exposed to third-party shareholders initiating different actions or proceedings against us as controlling shareholders on corporate and corporate governance related matters, such as tender offer or divestment procedures, which could also harm our reputation and have an adverse effect on our business, liquidity, financial condition and results of operations.

CEMEX • 2025 20-F REPORT • 34

PART I

High energy and fuel costs have had and may continue to have a material adverse effect on our business, financial condition, liquidity, and results of operation.

Energy and fuel costs represent an important part of our cost structure. The price and availability of energy and fuel are generally subject to factors, such as market volatility, inflation, and geopolitical developments, including, but not limited to wars, which have in the past affected, and may continue to materially and adversely affect, our business, financial condition, liquidity, and results of operation. If third-party suppliers fail to provide to us the required amounts of energy or fuel under existing agreements, we may need to acquire energy or fuel at an increased cost from other suppliers to fulfill contractual commitments with third parties or for use in our operations. Governments in several countries in which we operate are working to reduce energy subsidies, introduce or tighten clean energy obligations or impose excise taxes and carbon emission caps, which could increase energy costs and have a material adverse effect on our business, financial condition, liquidity, and results of operations.

See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to the War Involving Israel, the United States and the Islamic Republic of Iran” for information regarding the war among Israel, the United States and the Islamic Republic of Iran initiated after December 31, 2025, and how it could affect our business, financial condition, liquidity, and results of operation.

Our commitment to transition to and increase the use of alternative energy sources and fuels may limit our flexibility to use energy sources and fuels that may be more cost-effective and require us to incur more in capital expenditures and investments than we currently have planned. However, if our efforts to increase our use of alternative fuels are unsuccessful, due to their limited availability, price volatility or otherwise, we would be required to use traditional fuels, which may be more expensive at any given time and increase our energy and fuel costs. Also, any such failure may cause us not to achieve the targets under our current “Future in Action” climate action and nature program and certain key performance indicators provided for in our sustainability-linked financing arrangements, which, among other adverse effects, would damage our reputation and give rise to an increase in our cost of capital. Any of these could have a material adverse effect on our business, financial condition, liquidity, and results of operations. See “Item 4. Information on the Company—Regulatory Matters and Legal Proceedings—Energy Procurement” for a description of certain changes in the laws and regulations governing the energy, electricity and hydrocarbons sectors which have been enacted, have undergone or are undergoing constitutional challenges or approval procedures, and which may result in increased costs for our business, which may in turn have a material adverse effect on our business, financial condition, liquidity, and results of operations. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Operations—Economic conditions globally, including persistently elevated inflation and interest rates, particularly in countries where we operate, have affected and may continue to adversely affect our business, financial condition, liquidity, and results of operations” for more information on the current inflationary environment.

We are increasingly dependent on information technology and our systems and infrastructure, as well as those provided by third-party service providers, face certain risks, including cyber-security risks, which if materialized, could materially and adversely affect our business, financial condition, liquidity, and results of operation.

We increasingly rely on a variety of information technology and cloud services, on a fully digital customer integration platform, such as Cemex Go, and on automated operating systems to manage and support our operations, as well as to offer our products to our customers. The proper functioning of this technology and these systems is critical to the efficient operation and management of our business, as well as for the sales generated by our business. Our systems and technologies may require modifications or upgrades as a result of technological changes, growth in our business and to enhance our business security. These changes may be costly and disruptive to our operations and could impose substantial demands on our systems and increase system outage time. Our systems and technology, as well as those provided by our third-party service providers, such as International Business Machines Corporation (“IBM”),

CEMEX • 2025 20-F REPORT • 35

PART I

Microsoft and HCL Technologies, among others, may be vulnerable to damage, disruption or intrusion caused by circumstances beyond our control, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, security breaches, computer viruses and cyber-attacks, including malicious codes, worms, ransomware, phishing, denial of service attacks and unauthorized access. For example, our digital solutions to improve sales, customer experience, enhance our operations and increase our business efficiencies could be impeded by such damages, disruptions or intrusions. Furthermore, while we expect to further integrate digital technologies into our operations as part of our Digital Forward transformation initiative and believe this is likely to assist us in fulfilling our strategic priorities, these integration efforts and the engagement of additional technology service providers and systems in our operations as part of Digital Forward could increase our exposure to these risks. See “Item 4. Information on the Company—Other Relevant Topics—Digital Forward” for more information on Digital Forward and the related technologies, service providers and systems engaged as part of this digital transformation initiative. To try to minimize such risks, we safeguard our systems and electronic information through a set of cyber-security controls, processes, and a monitoring service to attend to potential breaches. In addition, we also have disaster recovery plans in case of incidents that could cause major disruptions to our business. However, these measures may not be sufficient or we may be unable to efficiently enable them when required, and our systems have in the past been subject to certain minor intrusions that did not result in a material breach or material impact to the Company, including distributed denial of service attacks, unauthorized access attempts, brute force attacks and phishing. As of the date of this annual report, (i) we are certified under and compliant with the International Organization for Standardization (“ISO”) 27001:2022 standards for information security management systems to preserve the confidentiality, integrity and availability of data; (ii) we are certified under the Payment Card Industry security standard, which establishes requirements for the secure processing, storage, and transmission of credit card information for e-commerce transactions; and (iii) the majority of our cement plants received the ISO 27001:2022 certification. However, we cannot assure that we will always be able to retain or renew these certifications or that our systems will not be subject to certain intrusions. In a global business environment that relies on complex digital networks, cybercriminals are often outpacing a company’s ability to prevent and manage cyberthreats. The digitalization of global supply chains creates new risks as they increasingly rely on technology and other third parties. Additionally, the integration of newly acquired assets and businesses to Cemex’s network may take time to implement and therefore the period between the acquisition and integration could pose a security risk to Cemex’s current infrastructure, business, and operation. The divestment of businesses could also pose a cybersecurity threat to Cemex’s business and operation, as third parties may be granted limited access to Cemex’s current technology infrastructure as part of transition agreements entered into as part of divestments.

Leveraging digital technology throughout our operations is a fundamental component of our latest cost cutting initiative, Project Cutting Edge. Our failure or inability to take advantage of these technologies, or any failure or malfunction of these technologies may lead to us being unable to realize the expected benefits from this initiative. Failure to achieve the results intended with the implementation of Project Cutting Edge could have a material adverse impact on our business, financial condition, liquidity, results of operations, and prospects.

During 2025, there was a global trend of an increase in security threats, including, but not limited to, phishing and social engineering, smishing, ransomware campaigns, AI-powered attacks and supply chain attacks, among others. While we have invested in the protection of our data and information technology to reduce these risks and periodically test the security of our information systems network, there can be no assurance that our efforts will prevent breakdowns or breaches in our systems that could have a material adverse effect on our financial condition, results of operations and liquidity. Any of our vendors’ and third-party service providers’ failure to maintain the security of the data we are required to protect could result in damage to our reputation, financial obligations to third parties, fines, penalties, regulatory proceedings and private litigation with potentially large costs, and also in deterioration in customers’ confidence in us and other competitive disadvantages. While, to date, we have not had a significant cybersecurity breach or attack that has a material impact on our business or results of operations, there can be no

CEMEX • 2025 20-F REPORT • 36

PART I

assurance that our efforts to maintain the security and integrity of our information technology networks and related systems will be effective or that attempted security breaches or disruptions would not be successful or damaging.

As of December 31, 2025, Cemex Go had more than 63,100 customers across the countries in which we do business, and through Cemex Go we receive approximately 60% of our main product orders which represent 65% of our total global sales. As the penetration and adoption of Cemex Go and our other digital platforms and systems progresses, the impact of any related incident or disruption is likely to increase. Any significant information leakages or theft of information, or any unlawful processing of personal data, could affect our compliance with data privacy laws and make us subject to regulatory action, including substantial fines and private litigation with potentially large costs, and could damage our relationship with our employees, customers, and suppliers, which could have a material adverse impact on our business, financial condition, liquidity, results of operations, and prospects.

Furthermore, in June 2025, our insurance program was renewed for 12 additional months. This program includes insurance coverage that, subject to its terms and conditions, is intended to address certain costs associated with cyber incidents, network failures, and data privacy-related concerns. Nevertheless, this insurance coverage may not, depending on the specific facts and circumstances surrounding an incident, cover all losses or types of claims that may arise from an incident or the damage to our reputation or brands that may result from an incident. However, any significant disruption to our systems could have a material adverse effect on our business, financial condition, liquidity, and results of operations, and could also harm our reputation.

The development and adoption of AI, including generative AI, and its use by us or use or misuse by third parties, may increase the financial and operational risks or create new financial or operational risks that we are not currently anticipating.

AI technologies offer potential benefits in areas such as customer service personalization and process automation, and we expect to use AI and generative AI to help deliver products, services and support critical functions. We also expect third parties on whom we rely on to do the same. While AI and generative AI offer benefits to our business, the use of AI and generative AI has become a concerning risk in the global landscape. AI and generative AI may be misused by our users or by such third parties. This risk is heightened as the technology’s relative newness, rapid evolution, and widespread adoption outpace the development of regulatory frameworks and standards governing its use, creating challenges for organizations to maintain compliance with data protection and privacy laws. For example, in 2025, cybercriminals utilized AI to develop highly sophisticated phishing campaigns and social engineering attacks. These AI-generated traps are harder to detect, significantly increasing the risk of compromise. The use of generative AI to produce deep-fakes and other forms of impersonation is also becoming increasingly prevalent. The misuse of these technologies could expose us to legal or regulatory risk, damage customer relationships, or cause reputational harm. Our competitors may adopt AI or generative AI more quickly or effectively than us, potentially affecting our competitive position. Given that generative AI technology is so new, many of the potential risks of generative AI are currently unknowable; however, specific risks relating to AI and generative AI could include, among others: (i) Reputational Damage: AI can create convincing fake images, videos, and text that can be used to deceive people. Malicious actors could use AI to create deepfakes of members of our Board of Directors, members of our senior management or other employees, clients or suppliers stating information that deviate from actual events or manipulate financial documents, leading to loss of customer trust and significant reputational damage. Moreover, the use of AI trained on inaccurate data sets could result in inaccurate or biased decisions; (ii) Fraudulent Activity: AI could be used to create forged documents or impersonate individuals to commit financial fraud, leading to financial losses and regulatory scrutiny; (iii) Misinformation and Disinformation: The ability to generate realistic and convincing synthetic media could be used to spread misinformation and disinformation, impacting public opinion and undermining trust in the financial system; (iv) Privacy Concerns: AI could be used to create synthetic identities or manipulate personal data, raising privacy concerns and potentially violating data protection regulations; and (v) Cybersecurity Threats: AI

CEMEX • 2025 20-F REPORT • 37

PART I

could be used to create sophisticated phishing attacks or bypass security measures, increasing the risk of cyberattacks and data breaches. If any of the foregoing were to occur, a material adverse effect on our business, financial condition, liquidity, results of operations, and reputation could materialize.

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

We may also fail to achieve any anticipated cost savings from any divestment, acquisitions, joint ventures or investments. We have announced that the portfolio rebalancing efforts that are a part of our strategic priorities are expected to include a variety of bolt-on investments, divestments, and acquisitions, which include divestments and acquisitions in different reportable segments. For example, in 2024 and 2025 we sold our remaining stake in Neoris N.V. (“Neoris”) and our operations in the Philippines, Guatemala, the Dominican Republic and Panama. During the same period, we acquired in Germany a majority stake in RC-Baustoffe Berlin GmbH & Co. KG, a recycling company part of the Heim Group. Additionally, in the United States, we entered into and then increased our stake to a majority in a joint venture agreement with sand and gravel supplier, Couch, and marine bulk product distributor, Premier Holdings, as part of our ongoing strategy to accelerate growth in the region and expand our aggregates business.

We expect to continue our portfolio rebalancing efforts in 2026. Failure to realize the expected benefits from these divestments and acquisitions, if at all made, would cause us to not achieve certain of our strategic goals and, in turn, our business, financial condition, liquidity, and results of operations could be materially and adversely affected.

We have adopted a sustainability strategy we consider to be ambitious. Our sustainability strategy includes the targets of our current “Future in Action” climate action and nature program and some of these targets are replicated as key performance indicators in our sustainability-linked financing arrangements. Failure to reach these goals may expose us to certain risks that could have a material adverse effect on our reputation, business, financial condition, liquidity, and results of operations.

Our sustainability strategy is underpinned by certain objectives that we are pursuing to achieve by 2030 and 2050, respectively. We may not be successful in reaching our sustainability goals as a result of a number of factors,

CEMEX • 2025 20-F REPORT • 38

PART I

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

In addition, as a result of general economic conditions, the state of our business, operations and financial results, and/or on the cost and effectiveness of technologies that are available, we may decide to prioritize other type of investments in our business over investments related to our current “Future in Action” climate action and nature program, which could delay us from meeting, or lead us to abandon, our 2030 and 2050 targets or any intermediate target under our current “Future in Action” climate action and nature program.

A substantial amount of our total assets consists of intangible assets, including goodwill. We have recognized charges for goodwill impairment in the past, and during 2025, we recognized a non-cash goodwill impairment loss. If market or industry conditions deteriorate further in the future, additional impairment charges may be recognized.

Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report, have been prepared in accordance with IFRS as issued by the IASB, under which goodwill is not amortized and is tested for impairment. Tests for impairment are carried out when indicators exist or at least once a year during the fourth quarter of each year and are performed by determining the value-in-use of its groups of cash-generating units (“CGUs”) to which goodwill balances have been allocated. The recoverable amount is determined by taking the higher of the value in use, which is calculated as the net present value of estimated future cash flows over five years plus terminal value, or the fair value of the group of CGUs if it can be measured. An impairment loss is recognized under IFRS if the recoverable amount is lower than the net book value of the groups of CGUs to which goodwill has been allocated within other expenses, net. We determine the discounted amount of estimated future cash flows over periods of five years. If the value in use of a group of CGUs to which goodwill has been allocated is lower than its corresponding carrying amount, we determine its corresponding fair value using methodologies generally accepted in the markets to determine the value of entities, such as multiples of Operating EBITDA and/or by reference to market transactions.

CEMEX • 2025 20-F REPORT • 39

PART I

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

We performed our annual goodwill impairment test during the fourth quarter of 2024 and 2025. For the year ended December 31, 2025, we recognized non-cash goodwill impairment losses of $430 million, comprised of $307 million related to our operations in the United States and $123 million related to our operations in Colombia. In both cases, the impairment resulted from the carrying amount of the corresponding groups of CGUs exceeding their respective value in use determined based on discounted projected cash flows. The impairment losses recognized in 2025 were primarily driven by higher discount rates compared to 2024 used to estimate the value in use of the respective CGUs. In the United States, these losses were also partially attributable to lower projected cash flows. For the year ended December 31, 2024, we did not recognize any goodwill impairment losses considering that, in most cases, our cash flows projections by CGU to which our goodwill balances have been allocated slightly improved compared to 2023. This was mainly due to reductions in the applicable discount rates, which on a weighted average decreased 70 basis points in 2024, or 0.7%, compared to 2023, while the generation of our Operating EBITDA is generally expected to remain flat as a result of geopolitical uncertainty, among other factors. See notes 8, 17.1 and 17.2 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report. Considering the important role that economic factors play in testing goodwill for impairment, we cannot assure that any downturn in the economies where we operate will not necessitate further impairment tests and a possible downward readjustment of our goodwill for impairment under IFRS. Such an impairment test could result in impairment charges which could be material to our financial statements, which could have a material adverse effect on our financial condition.

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

CEMEX • 2025 20-F REPORT • 40

PART I

Activities in our business can be hazardous and can cause injury to people, damage to property or disruptions in production in certain circumstances. They are also subject to significant regulations, including as relates to the protection of human health, safety and the environment. These regulations continue to evolve and, in some locations, are becoming increasingly stringent. Compliance with existing or future regulations could have a material adverse effect on our reputation, business, financial condition, liquidity, and results of operations.

Most of our production facilities and units, as well as mineral extraction locations, require individuals to work with chemicals, equipment and other materials that have the potential to cause fatalities, harm and injury when used without due care. An accident, injury or ground control event that occurs at our facilities could result in disruptions to our business and operations and could have legal and regulatory, as well as reputational, consequences. In particular, aggregates mining involves risks such as pit wall failures, pillar or ceiling collapse, flooding, and seismic events related to geologic conditions and our mining activities. Any ground control event could lead to serious injuries, loss of life, equipment damage, production delays or cessation, and increased operating costs. As a result, of any of the aforementioned occurrences, we may be required to compensate individuals or incur other costs and liabilities, any and all of which could have a material adverse impact on our reputation, business, financial condition, liquidity, results of operations, and prospects.

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

CEMEX • 2025 20-F REPORT • 41

PART I

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

Materials such as plastic, aluminum, ceramics, glass, wood, and steel can be used in construction as a substitute for cement, ready-mix concrete, or aggregates. In addition, other construction techniques, such as the use of dry wall, and the integration of new technologies in the construction industry, such as 3D printing, mini-mills, and mobile plants, and changes in housing preferences could adversely impact the demand and price for our cement, ready-mix concrete, and/or aggregates. Furthermore, research aimed at developing new construction techniques and modern materials and digitalizing the construction industry may introduce new products and technologies in the future that could reduce the demand for and prices of our products.

On the other hand, our efforts to introduce new products or products with non-traditional compositions (such as our Vertua portfolio of products with sustainable attributes such as lower carbon, energy efficiency, water conservation, use of recycle materials, and design optimization) or to develop and market new construction techniques and technologies (including those within our Urbanization Solutions, as well as our innovation initiatives through Cemex Ventures, Global Research and Development, and Global Operations and Technical) are not only aimed at increasing our operating results, but are also relevant to the targets of our current “Future in Action” climate action and nature program and certain key performance indicators provided for in our sustainability-linked financing arrangements. Therefore, if our efforts to introduce these products and construction techniques and technologies are unsuccessful or unprofitable, among other adverse effects, this would damage our operating results and reputation and give rise to an increase in our cost of capital.

Any of the above, individually or in the aggregate, could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

We operate in highly competitive markets with numerous players employing different competitive strategies and if we do not compete effectively, our revenues, market share, business and results of operations may be affected.

The markets in which we operate are highly competitive and are served by a variety of established companies with recognized brand names, companies that have more capital to allocate to their business, operations and commercial activities than compared to us, as well as new market entrants and increasing imports. Companies in these markets compete based on a variety of factors, often employing strong pricing strategies to gain market share. For example, in the relatively consolidated cement and ready-mix concrete industries, our business strategy is based on quality, client segmentation, value proposition, and superior customer experience. In the more fragmented market for aggregates, our business strategy is based on capacity, price for our products, and our customer centric culture. In certain areas of the markets in which we compete, some of our competitors may be more established, benefit from greater brand recognition or have greater manufacturing and distribution channels and other resources than we do or offer a better customer experience than we do. In addition, if our competitors were to combine, which they have done in the past (e.g., Holcim Group (“Holcim”) and Lafarge), they may be able to compete more effectively with us, and they may also dispose of assets, which could lead to new market entrants, increasing competition in our markets. In the last year, mergers and acquisitions transactions played an important role in the markets where we operate. For example, in 2025, CRH announced that they had entered into an agreement to acquire Eco Material Technologies in North America for a total consideration of $2.1 billion. Additionally, Martin Marietta and Quikrete executed an asset swap for the exchange of certain cement and concrete assets for aggregates assets. The same day, Martin Marietta announced the acquisition of Premier Magnesia LLC, a privately-owned producer of magnesia-based products with operations in the United States. Furthermore, Holcim completed the spin-off of its North American business and listed

CEMEX • 2025 20-F REPORT • 42

PART I

the company in the New York Stock Exchange (the “NYSE”) under the name Amrize Ltd. The extent of the impact these transactions will have in the region or other regions within the markets in which we operate remains uncertain. We also have, and have previously had, commercial relations with some of the parties involved in these transactions, and we cannot be certain that, following these transactions, such parties or their acquirors will be willing to maintain or resume a commercial relationship with us. In addition, if any of our major competitors divest assets in different parts of the world, this may lead to increased competition in the markets in which we operate. It is unclear how competitors that could potentially acquire those assets will compete in the markets in which we operate. Some may use strategies based on imports and pricing that could be damaging to our industry’s profitability and, as a consequence, our results of operations. In addition, asset optimization by buyers of the disposed assets could result in an operational cost advantage. As a result, if we are not able to compete effectively, we may lose market share, potentially substantially, in the countries in which we operate, and our revenues could decline or grow at a slower rate and our business and results of operations would be harmed, which could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

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

Failure to secure materials required to run our business may also arise from our or our supplier’s delay or failure in maintaining, obtaining or renewing governmental or other approvals, concessions, licenses and permits for the conduct of business, which may in turn have a material adverse effect on our business, financial condition, liquidity, results of operations, and prospects. See “Item 3. Key Information—Risk Factors—Risks Relating to Regulatory and Legal Matters-We or our third-party providers may fail to maintain, obtain, or renew, or may experience material delays in obtaining, requisite governmental or other approvals, licenses, and permits for the conduct of our business” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Operations—Political, social, and geopolitical events, changes in public policies and other risks in some of the countries where we operate, which are inherent to the operations of an international company, could have a material adverse effect on our business, financial condition, liquidity, and results of operations” for a description of circumstances which may cause such delays or failures.

See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to the War Involving Israel, the United States and the Islamic Republic of Iran” for information regarding the war among Israel, the United States and the Islamic Republic of Iran initiated after December 31, 2025, and how it could affect our business, financial condition, liquidity, and results of operation.

CEMEX • 2025 20-F REPORT • 43

PART I

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

Natural disasters and adverse weather conditions throughout 2025, including but not limited to hurricanes and inclement weather in many of our key markets had, and in the future could have a negative impact on our sales volumes, which could also have a material adverse effect on our results of operations. Our operations, particularly in Florida and Texas, the Caribbean and certain parts of the Gulf of Mexico, are exposed to hurricanes and similar weather events. Particularly, in the first quarter of 2025, our operating EBITDA in the United States declined significantly year-over-year due to unusually cold weather in many of our key markets, including freeze conditions in January. Moreover, for the same period, our aggregates volumes decreased in part due to inclement weather. Similarly, in the fourth quarter of 2025, Operating EBITDA performance in the SCA&C segment reflects the impact of Hurricane Melissa in Jamaica. These quarterly results underscore the cumulative impact of weather-related disruptions. For the years ended December 31, 2025, 2024 and 2023, the Company’s other expenses, net in the income statement, include expenses and losses associated with severe weather conditions of $2 million, $9 million and $3 million, respectively, in Mexico and the United States in 2025, in Mexico and the United States in 2024 and in the United States in 2023. These events generated incremental costs related to power and gas consumption costs and additional parts replacement, but these costs could be materially higher in case the frequency and severity of any weather event increases, in particular as a result of climate change. Additionally, such events may lead to: (i) the destruction of or damage to our facilities and infrastructure, leading to operational disruptions; (ii) damages or evacuations affecting our workforce and communities, leading to staffing shortages and production stoppages; (iii) disruptions in supply chains and transportation networks, potentially causing delays or shortages of critical materials and services; (iv) increased costs for materials and services due to scarcity and emergency response measures; (v) significant damage to transportation infrastructure, such as roads and ports, hindering the movement of goods and personnel; (vi) decreased consumer spending, negatively impacting demand for our products and services; (vii) a slowdown in economic activity, particularly in sectors like construction, which are vital for our business; (viii) challenges in accessing financing due to increased market volatility and risk aversion; (ix) potential liquidity issues if operational cash flow is disrupted and access to credit becomes more constrained; (x) difficulties in refinancing debt under favorable terms, if at all, due to market disruptions; and (xi) challenges in meeting or renegotiating the terms of financial obligations, including covenants in credit agreements. The duration and severity of the impacts of these natural disasters are even more unpredictable and could have prolonged adverse effects on our operations and financial condition, especially if such events become more frequent or severe due to climate change.

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

CEMEX • 2025 20-F REPORT • 44

PART I

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

Among others, we face the risks of fatalities and injury of our employees and contractors, loss and damage to our products, property and machinery due to, among other things, public health threats, fire, theft and natural disasters such as floods, and also face risks related to cybersecurity-and politically related matters. Such events may cause a disruption to, or cessation of, our operations and business. Our insurance coverage may not be sufficient to cover all of our potential losses and liabilities. In addition, our insurance coverage may not cover all the risks to which we may be exposed, such as all risks related to pandemics and/or epidemics (such as COVID-19), cybersecurity incidents, wars, and political risk. If our losses exceed our insurance coverage, or if we are not covered by the insurance policies we have taken up, we may be liable to cover any shortfall or losses. Our insurance premiums may also increase substantially because of such claims. Such circumstances could have a material adverse effect on our business, liquidity, financial condition, and results of operations.

See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to the War Involving Israel, the United States and the Islamic Republic of Iran” for information regarding the war among Israel, the United States and the Islamic Republic of Iran initiated after December 31, 2025, and how it could affect our business, financial condition, liquidity, and results of operation.

Our success depends largely on the strategic vision and actions of Cemex, S.A.B. de C.V.’s Board of Directors and on key members of our executive management team and the availability of a specialized workforce.

Our success depends largely on the strategic vision and actions of Cemex, S.A.B. de C.V.’s Board of Directors and on key members of our executive management team. The loss of some or all of Cemex, S.A.B. de C.V.’s directors or our senior management could have a material adverse effect on our business, financial condition, liquidity, and results of

CEMEX • 2025 20-F REPORT • 45

PART I

operations, as well as on our reputation. Although Cemex, S.A.B. de C.V.’s shareholders have appointed new members of the Board of Directors, at times including to replace outgoing board members, we cannot assure you that this will continue to occur nor that the current structure and composition of Cemex, S.A.B. de C.V.’s Board of Directors will be maintained, in particular within the framework of any corporate government enhancements that Cemex, S.A.B. de C.V. may implement. In 2025, the composition of the Board of Directors changed and we hired a new Chief Executive Officer and members of senior management. We cannot assure you that the current structure and composition of our Board of Directors or senior management will be maintained or that they will be successful in reaching our business goals.

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

CEMEX • 2025 20-F REPORT • 46

PART I

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

Each Credit Agreement requires us to comply with financial ratios, including (i) a minimum Consolidated Coverage Ratio of Consolidated EBITDA to Consolidated Interest Expense and (ii) a maximum Consolidated Leverage Ratio of Consolidated Net Debt to Consolidated EBITDA, in each case, as described in each Credit Agreement. The calculation and formulation of Consolidated EBITDA, Consolidated Interest Expense, Consolidated Net Debt, Consolidated Coverage Ratio and Consolidated Leverage Ratio are defined and set out in each Credit Agreement and may differ from the calculation and/or formulation of analogous terms in this annual report. For the purpose of the aforementioned financial ratios, EBITDA represents Operating EBITDA. Our ability to comply with these ratios may be affected by our results of operations, economic conditions and volatility in foreign exchange rates, by overall conditions in the financial and capital markets and the construction sector, and by any monetary penalties or fines we may have to pay as a result of any administrative or legal proceedings to which we may be exposed to. See “Item 4. Information on the Company—Regulatory Matters and Legal Proceedings” for more information. Additionally, each Credit Agreement requires us to comply with certain covenants and restrictions consistent with an investment grade capital structure. As of December 31, 2025, there were $2,578 million, €400 million and Ps 11,500 million aggregate principal amount of then-outstanding Notes under the indentures governing such Notes. The indentures governing our Notes impose operating and financial restrictions on us, which are more stringent than those imposed by the Credit Agreements, however, some of these restrictions are either partially or fully suspended, but if the Notes lose their investment grade ratings, then such restrictions will limit our ability, among other things, to: (i) incur debt, including restrictions on incurring debt at our subsidiaries, which are not parties to the indentures governing the Notes; (ii) pay dividends on stock; (iii) redeem stock or redeem subordinated debt; (iv) make investments; (v) guarantee indebtedness; and (vi) create or assume liens.

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

CEMEX • 2025 20-F REPORT • 47

PART I

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

See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Financial Obligations—Peso Bilateral Term Loan repayment.”

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

As of December 31, 2025, our total debt plus other financial obligations was $7,460 million (principal amount $7,486 million, excluding deferred issuance costs). Of such total debt plus other financial obligations, $2,135 million (principal amount $2,139 million) is scheduled to mature during 2026; $823 million (principal amount $830 million) is scheduled to mature during 2027; $781 million (principal amount $788 million) is scheduled to mature during 2028; $999 million (principal amount $1,002 million) is scheduled to mature during 2029; and $2,722 million (principal amount $2,727 million) is scheduled to mature after 2029. If we are unable to comply with, or refinance or extend, maturities under certain of our indebtedness, substantially all of our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business, financial condition, liquidity, and results of operations. As a result of the potential failure to achieve the targets under our strategic initiatives, including but not limited to making asset sales, the potential failure to comply with the restrictions under the Credit Agreements, the indentures that govern our outstanding Notes or other debt instruments, or any volatility in the credit and capital markets and uncertain market conditions, we may not be able to generate enough cash or, if needed to repay our indebtedness, raise debt, equity and/or equity-linked capital on favorable terms or at all. These circumstances could also prevent us from securing extensions from relevant creditors and undertaking alternative actions to refinance, and could significantly limit the availability of funds to carry out any intended acquisition or could affect our ability to invest in our current “Future in Action” climate action and nature program. If we fail to secure funds to repay our indebtedness in these or any other manners, we may not be able to comply with payment obligations under our indebtedness, or if our cash flow or capital resources prove inadequate, we may not be able to comply with financial covenants under our indebtedness, either of which would have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Also, there can be no assurance that we will be able to implement our business strategy and initiatives and improve our results and revenues, which could affect our ability to refinance and/or comply with our payment obligations under our debt agreements and instruments.

CEMEX • 2025 20-F REPORT • 48

PART I

We may not be able to generate sufficient cash to service our indebtedness or satisfy our short-term liquidity needs, and we may be forced to take other actions to do so, which may not be successful.

Historically, we have addressed our liquidity needs, including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures, mostly with operating cash flow, borrowings under credit facilities and receivables and inventory financing facilities, proceeds of debt and equity offerings and proceeds from asset sales. As of December 31, 2025, we had $681 million funded under our securitization programs in Mexico, the United States, France and the United Kingdom. We cannot assure you that, going forward, we will be able to roll over or renew these programs or generate sufficient cash to service our indebtedness or satisfy our short-term liquidity needs through the means we have historically used. This could adversely affect our liquidity and force us to take other actions to service our indebtedness or satisfy our short-term liquidity needs, which may be unsuccessful.

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

Cemex, S.A.B. de C.V.’s ability to repay debt and execute any shareholder returns is highly dependent on its subsidiaries’ ability to transfer income and dividends to us. As of the date of this annual report, we control two publicly listed companies, where this risk is heightened.

Aside from its operations in Mexico and its ownership of a substantial part of the intangible assets and intellectual property used by it and its operating subsidiaries in connection with the conduct of their respective business operations worldwide, Cemex, S.A.B. de C.V. is a holding company that owns the stock of its direct subsidiaries and is the beneficial owner of the equity interests of its indirect subsidiaries and has holdings of cash and marketable securities. In general, Cemex, S.A.B. de C.V.’s ability to repay debt and execute any shareholder returns in the form of dividends, share buybacks or other form, as well as to make other payments, depends on the continued transfer to it of dividends and other income and funds from its subsidiaries. The ability of Cemex, S.A.B. de C.V.’s subsidiaries to pay dividends and make other transfers to Cemex, S.A.B. de C.V. is subject to various regulatory, contractual and legal constraints of the countries in which we operate, as well as our continued compliance with terms under our debt agreements and instruments under which certain covenants have been either partially or fully suspended.

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

CEMEX • 2025 20-F REPORT • 49

PART I

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

Also, any decision to have any of Cemex, S.A.B. de C.V.’s indirect subsidiaries that are not wholly owned by us, such as TCL or CCCL, both of which are publicly listed, declare and pay dividends or make loans or other transfers to us is subject to any rights that non-controlling shareholders may have in the corresponding subsidiary.

Additional or more restrictive limitations on our subsidiaries could adversely affect Cemex, S.A.B. de C.V.’s ability to service its debt, meet other cash obligations, and execute any shareholder returns in the form of dividends, share buybacks or other forms.

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

A substantial portion of our total debt plus other financial obligations is denominated in Dollars and Euros. As of December 31, 2025, our debt plus other financial obligations denominated in Dollars and Euros represented 63% and 17% of our total debt plus other financial obligations, respectively. Our Dollar-denominated and Euro-denominated debt must be serviced with funds generated to some extent by our direct and indirect subsidiaries’ operations outside the United States and Europe. Although we have substantial operations in the United States and Europe, we continue to rely to some extent on our non-U.S. assets and non-European assets to generate revenues to service our Dollar-denominated and Euro-denominated debt. Consequently, we have to use revenues generated in Mexican Pesos or other currencies to service our Dollar-denominated and Euro-denominated obligations. See “Item 5. Operating and Financial Review and Prospects—Quantitative and Qualitative Market Disclosure—Interest Rate Risk, Foreign Currency Risk and Equity Risk—Foreign Currency Risk.” A devaluation of the Mexican Peso, Pound Sterling, Colombian Peso or any of the other currencies of the countries in which we operate, compared to the Dollar and Euro, could adversely affect our ability to service our Dollar-denominated and Euro-denominated debt. In 2025, our

CEMEX • 2025 20-F REPORT • 50

PART I

operations in Mexico, Europe, MEA and SCA&C segment, which are our main non-Dollar denominated operations, together generated 66% of our total external revenues in Dollar terms (27%, 24%, 8% and 7%, respectively). In 2025, 31% of our external revenues in Dollar terms were generated from our operations in the United States.

During 2025, the Mexican Peso appreciated 14% against the Dollar, the Euro appreciated 12% against the Dollar and the Pound Sterling appreciated 7% against the Dollar. Currency hedges that we may be a party to or may enter into in the future may not be effective in covering all our currency-related risks. Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Dollar and other currencies, as those fluctuations influence the amount of our non-Dollar indebtedness when translated into Dollars and also result in foreign exchange gains and losses as well as gains and losses on derivative contracts, including those entered into to hedge our exchange rate exposure. For a description of these impacts, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Indebtedness and Certain Other Obligations—Our use of derivative financial instruments could negatively affect our net income and liquidity, especially in volatile and uncertain markets.”

Increases in liabilities related to our pension plans could adversely affect our results of operations.

We have obligations under defined benefit pension and other benefit plans in certain countries in which we operate, mainly in Mexico and Europe. Our actual funding obligations will depend on benefit plan changes, government regulations and other factors, including changes in longevity and mortality statistics.

It is difficult to predict pension liabilities and funding requirements due to the large number of variables and assumptions involved, which are difficult to foresee because they change continuously as demographics evolve. We have a net projected liability recognized in our statement of financial position as of December 31, 2025 of $588 million. The future cash funding requirements for our defined benefit pension plans and other post-employment benefit plans could significantly differ from the amounts estimated as of December 31, 2025. If so, these funding requirements, as well as our possible inability to properly fund, and/or provide sufficient guarantees for, such pension plans if we are unable to deliver the cash or equivalent funding requirements, could have a material adverse effect on our business, financial condition, liquidity, results of operations, and prospects. See note 20 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report for a detailed description of our pension obligations.

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

As of December 31, 2025, our derivative financial instruments consisted of Dollar/Mexican Peso foreign exchange forward and option contracts, both designated as a net investment hedge of Cemex’s net investment in Mexican Pesos. It also included interest rate swap instruments related to bank loans, Dollar/Mexican Peso call spread option contracts negotiated to maintain the value in Dollars over revenues generated in Mexican Pesos, Dollar/Mexican Peso cross-currency swap contracts, as well as fuel price derivatives, which had an impact on our financial position. Changes in the fair value of our derivative financial instruments, not specifically designated as hedges, are reflected in

CEMEX • 2025 20-F REPORT • 51

PART I

our income statement, which could introduce volatility in our controlling interest net income and other related ratios. As of December 31, 2024 and 2025, the aggregate notional amount under our outstanding derivative financial instruments was $2,977 million ($713 million of net investment hedge, $600 million of interest rate swaps, $658 million of cross currency swaps, $356 million of fuel price derivatives and $650 million of foreign exchange options), and $3,427 million ($1,817 million of net investment hedge, $705 million of interest rate swaps, $658 million of cross currency swaps and $247 million of fuel price derivatives) respectively, with a mark-to-market valuation representing net assets of $24 million as of December 31, 2024 and net liabilities of $90 million as of December 31, 2025. See note 18.4 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report for a detailed description of our derivative financial instruments. As of December 31, 2025, our risk of cash margin calls with respect to our existing financial derivatives is not material. However, if we enter into new derivative financial instruments, we may incur net losses and be subject to margin calls which may reduce the funds available to us for our operations or other capital needs. In addition, as with any derivative position, we assume the creditworthiness risk of the counterparty, including the risk that the counterparty may not honor its obligations to us. In addition, entering into new derivative financial instruments incurs costs, and we cannot assure you that any new derivative financial instrument that we enter into will be done so at reasonable costs or will be available to us at all.

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

Our operations are subject to the laws and regulations of the countries where we operate and do business, and such laws and regulations, and/or governmental interpretations of such laws and regulations, may change. Because Cemex, S.A.B. de C.V. is organized under Mexican laws, and because of the considerable size of our operations in the United States, and the fact that the ADSs trade on the NYSE, we have to comply with the laws and regulations, and/or governmental interpretations of such laws and regulations, of Mexico and, for certain matters, of the United States, whether or not we operate and do business through a subsidiary located in Mexico or the United States. Also, because of the size of our operations in EU countries and in the United Kingdom, we, or most of our subsidiaries in the EU and in the United Kingdom, are also required to comply with certain EU and United Kingdom legislation and the laws and regulations of EU member states and of the United Kingdom.

Any change, including in the scope, in such laws and regulations, and/or governmental interpretations of such laws and regulations, may have a material adverse effect on our business, financial condition, liquidity, and results of operations. Furthermore, changes in laws and regulations, and/or governmental interpretations of such laws and regulations, may require us to devote a significant amount of time and resources to assess and, if required, to adjust our operations to any such changes, which could have a material adverse effect on our business, financial condition, liquidity, and results of operations. For example, the measures by the U.S. government taken in the first months of 2025 designating certain cartels and other organizations as foreign terrorist organizations, and specifically designated global terrorists, will result in increased exposure of our business in Mexico and may result in having to invest additional times and resources ensuring that our operations and business are compliant with sanctions imposed on third parties, rules and regulations that may dictate the relationships with designated entities. Additionally, diversity, equity and inclusion initiatives are and may be further subject to evolving legal and regulatory frameworks in the jurisdictions where we operate. Governmental policies, new laws and regulations, legal interpretations, enforcement priorities or stakeholder expectations regarding diversity, equity and inclusion initiatives could expose us to litigation, regulatory scrutiny, financial penalties, enforcement actions or other consequences, and our diversity, equity and

CEMEX • 2025 20-F REPORT • 52

PART I

inclusion initiatives could conflict with, or be challenged under, applicable laws or regulations in one or more jurisdictions.

In addition to the above, any significant delays in assessing the impact and/or, if required, in adapting to changes in laws and regulations and/or governmental interpretations of such laws and regulations may also have a material adverse effect on our business, financial condition, liquidity, results of operations, and prospects. For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Operations—Economic conditions globally, including persistently elevated inflation and interest rates, particularly in countries where we operate, have affected and may continue to adversely affect our business, financial condition, liquidity, and results of operations,” “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Operations—Political, social, and geopolitical events, changes in public policies, and other risks in some of the countries where we operate, which are inherent to the operations of an international company, could have a material adverse effect on our business, financial condition, liquidity, and results of operations,” “Item 3. Key Information—Risk Factors—Risks Relating to Regulatory and Legal Matters—Our operations are subject to environmental laws and regulations, including those relating to greenhouse gas emissions, and new reporting requirements that are or could become effective and increasingly stringent. Compliance with existing or future regulations could have material adverse effect on our reputation, business, financial condition, liquidity, and results of operations” and “Item 4. Information on the Company—Regulatory Matters and Legal Proceedings.”

We or our third-party providers may fail to maintain, obtain, or renew, or may experience material delays in obtaining, requisite governmental or other approvals, licenses, and permits for the conduct of our or their business.

We and our third-party providers of goods and services, as applicable, require various approvals, licenses, permits, concessions and certificates in the conduct of our business. We cannot assure you that we, or our third-party providers of goods and services, will not encounter significant problems in obtaining new or renewing existing approvals, licenses, permits, concessions and certificates required in the conduct of our business, or that we, or our third-party providers of good and services, will continue to satisfy the current or new conditions to such approvals, licenses, permits, concessions and certificates that we currently have or may be granted in the future, or that we interpret compliance with any existing approvals, licenses or permits the same way that any regulator, governmental or administrative authority interprets compliance. There may also be delays on the part of regulatory and administrative bodies in reviewing our applications and granting approvals or renewals. The implementation of new laws and regulations on environmental-related matters, or the entry of new local, state or federal authorities and/or governments in the countries in which we operate or in the countries from which our third- party providers of goods and services source their deliverables to us, may create stricter requirements to comply with or different interpretations of applicable laws and regulations of that of outgoing authorities and/or governments. This could delay our ability to obtain or renew the related approvals, licenses, permits, concessions and certificates, or could result in us not being able to obtain them at all. If previously obtained approvals, licenses, permits and certificates are revoked and/or if we, or our third-party providers of goods and services, fail to obtain and/or maintain and/or renew the necessary approvals, licenses, permits, concessions and certificates required for the conduct of our business, we may be required to incur substantial costs or temporarily suspend or alter the operation of one or more of our operating units, production facilities, mineral extraction locations or of any relevant component of them, which could affect the general production of these units, facilities or locations, which in turn could have a material adverse effect on our business, financial condition, liquidity, results of operations, and prospects.

In particular due to their high weight-to-price ratio, the markets for aggregates tend to be localized around quarries and are served by truck. New quarry sites often take several years to develop, so new site development must usually stay ahead of actual growth. Additionally, it is increasingly difficult to permit new sites or expand existing sites due to community resistance in urban and suburban areas, including many in which we operate. Therefore, the success of

CEMEX • 2025 20-F REPORT • 53

PART I

our aggregates business is impacted by our ability to accurately forecast future areas of high growth in order to locate optimal facility sites and on our ability to secure operating and environmental permits to operate at those sites. Any failure in this respect could have a material adverse effect on our aggregates business, and, in turn, on our business, financial condition, liquidity, results of operations, and prospects.

See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Operations—Complications in relationships with local communities and different stakeholder perspectives could lead to social actions against our industry or company, including legal actions, on-the-ground protests, attacks on our assets or facilities, negative media campaigns, strikes and social unrest. All these events could disrupt our operations, affect our capacity to serve our clients, damage our assets and/or reputation and may materially and adversely affect our business continuity, reputation, liquidity, and results of operations” for a description of certain additional circumstances which may cause delays or failures in obtaining and/or maintaining necessary approvals, licenses, permits, concessions, and certificates required for the conduct of our business.

We are subject to litigation proceedings, including, but not limited to, government investigations relating to corruption, antitrust, and other proceedings, that could harm our business and our reputation.

From time to time, we are and may become involved in litigation, investigations and other legal or administrative proceedings relating to claims arising from our operations, either in the normal course of business or not, or arising from violations or alleged violations of laws, regulations or acts. As described in, but not limited to, “Item 4. Information on the Company—Regulatory Matters and Legal Proceedings,” as of December 31, 2025, we were subject to a number of significant legal proceedings, including, but not limited to, an SEC investigation concerning a new cement plant being built by Cemex Colombia S.A. (“Cemex Colombia”) in the Municipality of Maceo in the department of Antioquia, Colombia (the “Maceo Plant”), as well as an investigation from the United States Department of Justice (the “DOJ”) mainly relating to our operations in Colombia and other jurisdictions, and are exposed to investigations in Colombia against former employees, and also to antitrust investigations in countries in which we operate or do business. Investigations and litigation, and in general any legal or administrative proceedings, are subject to inherent uncertainties and unfavorable rulings may occur. We cannot assure you that these or any of our other regulatory matters and legal proceedings, including any that may arise in the future, will not harm our reputation or materially affect our ability to conduct our business in the manner that we expect or otherwise materially adversely affect us should an unfavorable ruling occur, which could have a material adverse effect on our business, financial condition, liquidity, and results of operations. See “Item 5. Operating and Financial Review and Prospects— Recent Developments— Recent Developments Relating to Our Regulatory Matters and Legal Proceedings” for more information.

We are subject to human rights, anti-corruption, anti-bribery, anti-money laundering, antitrust, anti-boycott, economic sanctions, anti-terrorism, trade embargoes, and import and export control laws and regulations in the countries in which we operate and do business, a considerable number of which are considered high and medium risk countries for purposes of corruption, money laundering, and other matters. Any violation of any such laws or regulations could have a material adverse impact on our reputation, results of operations, and financial condition, as well as harm our reputation.

We are subject to human rights, anti-corruption, anti-bribery, anti-money laundering, antitrust and other international laws and regulations and are required to comply with the applicable laws and regulations of the countries in which we operate, some of which, including Mexico, Colombia, Poland, Egypt, Jamaica, Trinidad and Tobago, Guyana, Croatia, Czech Republic, Israel, Nicaragua, Peru, Spain, and the United States, are considered medium and high-risk countries with regards to corruption and money laundering related matters. In addition, we are subject to regulations

CEMEX • 2025 20-F REPORT • 54

PART I

on international trade and other activities that restrict dealings with certain sanctioned countries, individuals, and entities, including regulations administered by the United States, the United Kingdom, the EU, and the United Nations Security Council, as well as other international organizations and governments, including import and export control regulations, economic sanctions, trade embargoes and anti-terrorism measures. Given the large number of contracts that we are a party to around the world, the geographic distribution of our operations and the great variety of actors that we interact with in the course of business, including clients and suppliers, we are subject to the risk that our affiliates, employees, directors, officers, partners, agents and service providers may misappropriate our assets, manipulate our assets or information, make improper payments, or engage in corruption, bribery, money laundering, dealings with sanctioned entities or individuals, or other illegal activity; and, as a consequence, we may be held liable for such misconduct, even if we do not engage in or authorize such activities. Furthermore, measures such as the ones implemented by the U.S. Department of the Treasury’s Financial Crimes Enforcement Network in 2025 designating certain Mexican financial institutions as of particular money laundering concern may have adverse consequences including but not limited to defaults, losses or disruptions in agreements, financial transactions or operations with any affected financial or other institution, including but not limited to banks, common representatives, trustees, payment processors, paying agents or other financial intermediaries, or any related parties.

Although we have implemented policies and procedures, which include training certain groups of our employees, seeking compliance with anti-corruption, economic sanctions, anti-terrorism and other applicable laws and regulations, there can be no assurance that our internal policies, controls and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our affiliates, employees, directors, officers, partners, agents, clients and service providers or that any such persons will not take actions in violation of our policies and procedures. If we fail to fully comply with applicable laws and regulations, the relevant government authorities of the countries where we operate have the power and authority to investigate us and impose fines, penalties, and remedies, which could cause us to lose access to our bank accounts, clients, suppliers, and access to debt and capital markets, or cause criminal or civil penalties against key members of our senior management. Any violations by us, or the third parties we transact with, of anti-bribery, anti-corruption, anti-money laundering, antitrust, human rights, anti-boycott, economic sanctions, trade embargoes, import and export control, anti-terrorism laws or regulations could have a material adverse effect on our business, liquidity, reputation, results of operations, and financial condition. For further information regarding our ongoing proceedings with respect to anti-corruption laws, see “Item 3. Key Information—Risk Factors—Risks Relating to Regulatory and Legal Matters—We are subject to litigation proceedings, including, but not limited to, government investigations relating to corruption, antitrust and other proceedings, that could harm our business and our reputation” and “Item 4. Information on the Company—Regulatory Matters and Legal Proceedings.”

Certain tax matters have had and may have a material adverse effect on our cash flow, financial condition, and net income, as well as on our reputation.

We are currently subject to, and have in the past been subject to, certain tax matters that, if adversely resolved, may have, and have in the past had, a material adverse effect on our operating results, liquidity, and financial position, as well as on our reputation. See note 21.4 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report, “Item 4. Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters” and “Item 5. Operating and Financial Review and Prospects— Recent Developments Relating to Our Regulatory Matters and Legal Proceedings—Tax Matters” for additional information.

CEMEX • 2025 20-F REPORT • 55

PART I

Our operations are subject to environmental laws and regulations, including those relating to greenhouse gas emissions, and new reporting requirements that are or could become effective and increasingly stringent. Compliance with existing or future regulations could have material adverse effect on our reputation, business, financial condition, liquidity, and results of operations.

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

In February 2013, EPA issued revised final emissions standards under the CAA for commercial and industrial solid waste incinerators (the “CISWI rule”). If a material being used in a cement kiln as an alternative fuel is classified as a solid waste, the plant must comply with the CISWI rule. The CISWI rule covers nine pollutants and imposes potentially

CEMEX • 2025 20-F REPORT • 56

PART I

more stringent emissions limits on certain pollutants that also are regulated under the Portland Cement NESHAP. EPA received petitions to reconsider certain provisions of the CISWI rule. EPA granted reconsideration on four specific issues and finalized the reconsideration of the CISWI rule in June 2016. The CISWI rule was also challenged by both industrial and environmental groups in federal court. In July 2016, the D.C. Circuit issued a ruling upholding most of the rule and remanding several portions to EPA for further consideration. EPA has not issued a revised final rule after remand, but the portions of the rule upheld on appeal are final and in effect. The final CISWI rule established a compliance date of February 2018, which was not impacted by the appeal. As of December 31, 2025, none of our kilns at Cemex plants in the United States have been determined to be CISWI units. However, should any of our kilns be classified as CISWI units due to the use of certain alternative fuels, we could be subject to penalties if we are unable to comply with the applicable emissions standards, including potential plant shutdowns. Depending on the specific plant affected, such shutdowns and penalties could have a material adverse effect on our business operations.

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

The cement manufacturing process requires the combustion of large amounts of fuel and emits CO2 as a by-product of the calcination process. Therefore, efforts to address climate change through federal, state, regional, EU and international laws and regulations requiring reductions in emissions of CO2 and other greenhouse gases (“GHGs”) can create economic risks and uncertainties for our business. Such risks could include the cost of purchasing allowances or credits to meet GHG emission caps; the cost of paying higher energy costs or new CO2 -related taxes; the cost of installing equipment, adopting new technologies or employing non-clinker cementitious materials and other processes to reduce emissions to comply with GHG limits or technological standards; higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls; and decreased profits or losses arising from decreased demand for our goods. To the extent that financial markets view climate change and GHG emissions as a financial risk or that certain laws and regulations limit our access to the financial markets or financial products due to environmental considerations, this could have a material adverse effect on our cost of and access to capital.

Given the uncertain nature of the actual or potential statutory and regulatory requirements for GHG emissions at the federal, state, regional, EU, and international levels, we cannot predict the impact on our operations or financial condition or make a reasonable estimate of the potential costs to us that may result from such requirements. However, the impact of any such requirements, whether individually or cumulatively, could have a material economic impact on our operations in the United States, Europe, Mexico, United Kingdom and in other jurisdictions where we operate. In particular, rules and regulations adopted in connection with the United States’ Nationally Determined Contributions (as defined below) under the Paris Agreement, emission reduction goals set by individual states, any

CEMEX • 2025 20-F REPORT • 57

PART I

new international treaty aiming to reduce the emission of greenhouse gases, the EU’s implementation of certain measures in order to achieve its 2030 climate target of at least 55% reduction of net emissions of GHG as compared to 1990, the expected start of an emissions trading system in Mexico during the second half of 2026 and the United Kingdom’s implementation of the UK ETS (as defined below) could result in a material adverse effect on our financial performance. For more information on certain laws and regulations addressing climate change that we are, or could become, subject to, and the impacts to our operations arising therefrom, see “Item 4. Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters.”

A number of jurisdictions are considering or have implemented equivalents to the EU CBAM (as defined herein) to ensure that industries subject to carbon regulation remain cost competitive. It is not clear to what extent Carbon Border Adjustment Mechanisms (“CBAM”) will mitigate or create economic distortions between different jurisdictions. The introduction of or modification of CBAMs and their interaction with emissions mitigation regimes such as emissions trading schemes may result in significant additional costs.

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

CEMEX • 2025 20-F REPORT • 58

PART I

ITEM 4. INFORMATION ON THE COMPANY

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

Cemex, S.A.B. de C.V. is an operating and a holding company engaged, directly or indirectly, through its operating subsidiaries, primarily in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates, clinker, other construction materials and Urbanization Solutions throughout the world. Cemex, S.A.B. de C.V. also owns a substantial part of the intangible assets and intellectual property used by it and its operating subsidiaries in connection with the conduct of their respective business operations worldwide. We also provide related services and reliable construction-related services to customers and communities and maintain business relationships in more than 65 countries throughout the world.

We are one of the largest cement companies in the world, based on annual installed cement production capacity. As of December 31, 2025, we had 78.0 million tons of annual installed cement production capacity and our cement sales volumes in 2025 were 48.0 million tons. We estimate we are one of the largest ready-mix concrete and aggregates companies in the world with annual sales volumes of 42.9 million cubic meters and 132.5 million tons, respectively, in each case, based on our annual sales volumes in 2025. In 2025, we traded approximately 12 million tons of cementitious and non-cementitious materials in more than 65 countries, including approximately 8 million tons of cement and clinker and approximately 4 million tons of cementitious and other materials.

We operate in different parts of the world, with operations in Mexico, the United States, Europe, MEA and SCA&C. We had total assets of $28,945 million as of December 31, 2025, and an equity market capitalization of $18,165 million as of April 20, 2026.

CEMEX • 2025 20-F REPORT • 59

PART I

As of December 31, 2025, our cement production facilities were located in Mexico, the United States, the United Kingdom, Germany, Spain, Poland, the Czech Republic, Croatia, Egypt, the UAE, Colombia, Nicaragua (leased), Puerto Rico, Trinidad and Tobago, and Jamaica. As of December 31, 2025, our assets (after eliminations), cement and grinding plants, and installed capacity were as set forth below on an unconsolidated basis by region. Installed capacity, which refers to theoretical annual production capacity, represents gray portland cement and white cement grinding capacity, and includes installed capacity of cement and grinding plants that have been temporarily closed. Installed capacity may vary due to product mix changes in our production facilities.

	As of December 31, 2025
	Consolidated Assets (in millions of Dollars)	Number of Cement and Grinding Plants	Installed Cement Grinding Capacity (in millions of tons per annum)

Mexico	$5,404	15	28.2

United States	12,858	8	12.1

Europe(1)	4,736	17	21.2

MEA	1,487	2	6.7

SCA&C	1,750	10	9.8

Operating segments	26,235	52	78

Other activities	2,668	—	—

Assets held for sale	42	—	—

Total Consolidated	$28,945	52	78.0

“—” Not applicable

(1)

“Number of cement and grinding plants” and “installed cement grinding capacity” include two cement plants that are temporarily inactive with an annual installed grinding capacity of 1.7 million tons of cement and does not include other cement and grinding plants that, as of December 31, 2025, we expect to remain permanently inactive.

The above table excludes our proportional interest in the installed capacity of companies in which we hold a non-controlling interest and reflects our organizational structure as of December 31, 2025.

Beginning in the late 1980s, we embarked on a major geographic expansion program intended to diversify our cash flows and enter into markets whose economic cycles within the cement industry operate largely independently from Mexico and which, at the time, we believed offered long-term growth potential. We have also built an extensive network of marine and land-based distribution centers and terminals that give us marketing access around the world. As part of our strategy, we have undertaken and are undertaking actions designed to streamline and reposition our portfolio with the goal of achieving a higher profitable growth. As such, we expect to rebalance our portfolio by focusing on the markets that we believe offer long-term growth potential and retaining those assets that we believe are best suited to grow, offering us long-term profitability. While these actions are being undertaken, we could continue to complement our strategy with organic, bolt-on investments, on a stand-alone basis or with other partners, using a metropolis-centric approach leveraging our related businesses and digital strategy. The following are our most significant acquisitions, divestitures and reconfigurations that we have announced or closed since 2023 through 2025:

•

On January 25, 2023, in Manila, Philippines, Cemex Asian South East Corporation (“CASEC”), an indirect subsidiary of Cemex, filed a Tender Offer Report on Form 19-1 with the Securities and Exchange Commission of the Philippines and the Philippine Stock Exchange, pursuant to Rule 19 of the Securities Regulation Code of the Philippines, in connection with its intention to conduct a voluntary tender offer (the “CHP Tender Offer”) to acquire a minimum of 1 and a maximum of 1,614,000,000 common shares of Cemex Holdings Philippines, Inc. (“CHP”). The tender offer period commenced on February 16, 2023 and lasted for a period of 20 business days, ending on March 16, 2023. Payment of the net proceeds of the validly tendered shares took place on March 30, 2023. As part of the CHP Tender Offer, CASEC acquired 1,614,000,000 common shares of CHP, resulting in CASEC owning 89.86% of the outstanding common shares of CHP. In the CHP Tender Offer,

CEMEX • 2025 20-F REPORT • 60

PART I

CASEC paid 1.30 Philippine Pesos per share, an equivalent of 2,098.20 million Philippine Pesos ($36 million as of December 31, 2023, based on an exchange rate of 58.822 Philippine Pesos to $1.00) for all the acquired shares. In December 2024, we sold our operations in the Philippines. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Significant Transactions” and “Item 5. Operating and Financial Review and Prospects—Results of Operations—Discontinued Operations” for more information.

•

On February 3, 2023, the Colombian Financial Superintendency (Superintendencia Financiera de Colombia) authorized Cemex España, S.A. (“Cemex España”) to commence a public delisting tender offer (the “Delisting CLH Offer”) to acquire a minimum of one ordinary share and a maximum of 26,281,913 ordinary shares of Cemex Latam Holdings, S.A. (“CLH”). The period to tender CLH shares under the Delisting CLH Offer concluded on February 28, 2023, with the final results of the Delisting CLH Offer being confirmed on March 3, 2023. As a result of the Delisting CLH Offer, we acquired 23,232,946 ordinary shares of CLH, increasing our interest to 99.46% of CLH (excluding shares owned by CLH) and delisted CLH’s shares from the Colombian Stock Exchange (Bolsa de Valores de Colombia). The registry of CLH’s shares in the National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) was canceled thereafter. The total consideration that we paid as a result of the acquisition of the validly tendered shares amounted to 4,735 Colombian Pesos per share, totaling 110,007,999,310 Colombian Pesos ($29 million as of December 31, 2023, based on an exchange rate of 3,757.08 Colombian Pesos to $1.00).

•

During 2023, we completed the acquisition of various business and controlling interest acquisitions, primarily in the aggregates, mortars, maritime operations, adhesives, and construction demolition and excavation waste recycling sectors, for a total consideration of $101 million. We determined goodwill for these transactions for $6 million.

•

On September 3, 2024, we announced that we acquired a 51% controlling interest in a Berlin-based recycling company from the Heim Group in Germany for a price of $4 million. This company processes mineral construction, demolition, excavation materials and operates one plant to store biogenic CO2 in recycled mineral waste.

•

On September 10, 2024, we sold our operations in Guatemala to a subsidiary of Holcim Ltd, for a total consideration of $212 million. The divested assets mainly consist of one grinding mill with an installed capacity of around 0.6 million metric tons per year, three ready mix plants and five distribution centers. For the year ended December 31, 2023 and for the period from January 1 to September 10, 2024, our operations in Guatemala are reported in the income statements, net of income tax, in the single line item “Discontinued operations,” including during the year ended December 31, 2024 a gain on sale of $163 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control.

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

•

On December 2, 2024, we closed the sale of our operations in the Philippines through separate agreements executed on April 25, 2024 with DACON Corporation, DMCI Holdings, Inc. and Semirara Mining & Power Corporation, for a total consideration related to our controlling interest of $798 million. In particular, (i) Cemex Asia B.V. (“Cemex Asia”) divested a 100% equity interest in CASEC, (ii) one of the buyers acquired a 100% interest in Apo Land & Quarry Corporation (“ALQC”), of which 40% of the purchase price corresponded to Cemex Asia for its indirect equity interest in ALQC; and (iii) one of the buyers acquired a 100% interest in Island Quarry and Aggregates Corporation (“IQAC”), of which 40% of the purchase price corresponded to Cemex Asia for its indirect equity interest in IQAC. As part of the transaction, the buyers assumed the financial

CEMEX • 2025 20-F REPORT • 61

PART I

debt of CHP. At the time of the transaction, CASEC owned an 89.86% interest in CHP. CHP is the owner of Cemex’s former main operating subsidiaries in the Philippines engaged in the production, sale, and distribution of cement and other buildings materials and is listed on the Philippine Stock Exchange, Inc. ALQC and IQAC are the primary suppliers of raw materials used in the now former operations of Cemex in the Philippines. The divested assets mainly consisted of two cement plants with an installed capacity of around 5.7 million metric tons per year, six marine distributions terminals and 18 land distribution centers, among other assets and investments in extracting entities. For the year ended December 31, 2023 and for the period from January 1 to December 2, 2024, our operations in the Philippines are reported in the income statements, net of income tax, in the single line item “Discontinued operations,” including during the year ended December 31, 2024 a loss on sale of $119 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control and goodwill cancellation of $79 million.

•

On January 30, 2025, we completed the sale of our operations in the Dominican Republic to Cementos Progreso Holdings, S.L. (“Progreso”), and its strategic partners for a total consideration of $928 million, after adjustments for final cash, debt, and working capital balances. The divested assets mainly consist of one cement plant in the Dominican Republic consisting of two integrated production lines and related cement, concrete and aggregates assets; marine terminals and a commercialization business to Haiti. For the years ended December 31, 2023 and 2024 and for the period from January 1 to January 30, 2025, our operations in the Dominican Republic are reported in our income statements, net of income tax, in the single line item “Discontinued operations,” including in 2025 a gain on sale of $551 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of sale and goodwill cancellation of $13 million.

•

On October 6, 2025, we concluded the sale of substantially all our operations and the majority of our assets in Panama to Grupo Estrella for a total consideration of $200 million, subject to final adjustments. The divested assets mainly consist of one cement plant in Calzada Larga, Chilibre, which, as of December 31, 2024, had an installed cement capacity of around 1.2 million metric tons per year, and related cement, ready-mix concrete, aggregates assets, and rights to acquire additional reserves from operations in Panama. For the years ended December 31, 2023 and 2024 and for the period from January 1 to October 6, 2025, our operations in Panama are reported in our income statements, net of income tax, in the single line item “Discontinued operations,” including in 2025 a loss on sale of $63 million and a goodwill cancellation of $24 million.

•

On October 6, 2025, we announced that we increased our holdings to a majority stake in Couch, by an additional 30%, for a price of $34 million, expanding our investment in Couch from 49% to 79%. Couch is a sand and gravel supplier across the southeastern United States that operates seven sand and gravel pits and five marine terminals. During the year ended December 31, 2025, we determined goodwill for this transaction for $25 million.

CEMEX • 2025 20-F REPORT • 62

PART I

External Revenues by Reportable Segment for the Year Ended December 31, 2025

The following chart indicates the breakdown of our external revenues by reportable segment, for the year ended December 31, 2025:

Geographic Breakdown of External Revenues by Reportable Segment
27%
31%
24%
8%
7%
3%
Mexico
United States
Europe
MEA
SCA&C
Other activities

The following chart indicates the breakdown of our external revenues by line of business, for the year ended December 31, 2025:

Breakdown of Revenues by Line of Business
40%
42%
10%
8%
Cement
Ready-Mix Concrete
Aggregates
Urbanization Solutions

CEMEX • 2025 20-F REPORT • 63

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

We manufacture cement through a closely controlled chemical process, which begins with the mining and crushing of limestone and clay, and, in some instances, other raw materials. The clay and limestone are then pre-homogenized, a process which consists of combining different types of clay and limestone. The mix is typically dried, then fed into a grinder which grinds the various materials in preparation for the kiln. The raw materials are calcined, or processed, at a very high temperature in a kiln, to produce clinker. Clinker is the intermediate product used in the manufacture of cement. For limestone and clay, requirements are based on chemical composition that, depending on the other materials available, matches the quality demanded by the production process. For all the raw materials, we run chemical tests to prepare the mining plan of the quarry, to confirm material quality and reduce variations in the mineral content. We consider that limestone and clay quality of our cement raw materials quarries are adequate for the cement production process.

There are two primary processes used to manufacture clinker: the dry process and the wet process. The dry process is more fuel efficient. As of December 31, 2025, 48 of our 50 operative cement production plants used the dry process and two used the wet process. Our operative production plants that use the wet process are in Nicaragua (leased) and Trinidad and Tobago. In the wet process, the raw materials are mixed with water to form slurry, which is fed into a kiln. Fuel costs are greater in the wet process than in the dry process because the water that is added to the raw materials to form slurry must be evaporated during the clinker manufacturing process. In the dry process, the addition of water and the formation of slurry are eliminated, and clinker is formed by calcining the dry raw materials. In the most modern application of this dry process technology, the raw materials are first blended in a homogenizing silo and processed through a pre-heater tower that utilizes exhaust heat generated by the kiln to pre-calcine the raw materials before they are calcined to produce clinker.

Clinker, gypsum and additions (like limestone, fly ash, slag, pozzolan or other supplementary cementitious materials depending on the cement type) are fed in pre-established proportions into a cement grinding mill where they are ground into an extremely fine powder to produce finished cement. We primarily cover our gypsum needs from third parties; however, as of December 31, 2025, we also operated gypsum quarries in Mexico, Jamaica and the Dominican Republic and Egypt. Our main types of cement include the following:

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

CEMEX • 2025 20-F REPORT • 64

PART I

Masonry or Mortar. Masonry or mortar is a portland cement that we mix with finely ground inert matter (limestone). Our customers use this type of cement for multiple purposes, including concrete blocks, templates, road surfaces, finishes, and brick work.

Blended Cement. Blended hydraulic cements are produced by inter-grinding or blending portland cement and supplementary cementitious materials such as ground granulated blast furnace slag, fly ash, silica fume, calcined clay and other pozzolans and, in some cases, inert matter (limestone). The use of blended cements in ready-mix concrete reduces mixing water and bleeding, improves workability and finishing, inhibits sulfate attack and the alkali-aggregate reaction, and reduces the heat of hydration. Cemex offers an array of blended cements which have a lower CO2 footprint resulting from their lower clinker content due to the addition of supplementary cementitious materials. The use of blended cements reinforces our dedication to sustainable practices and furthers our objective of offering an increasing range of products with sustainable attributes.

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

CEMEX • 2025 20-F REPORT • 65

PART I

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

CEMEX • 2025 20-F REPORT • 66

PART I

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

Sand. Sand occurs naturally and is composed of fine rock material and mineral particles. Its composition is variable depending on the source. It can be used for roads, concrete manufacturing, or sanitation.

Recycled Concrete. Recycled concrete is created by breaking, removing, and crushing existing concrete to a preferred size. It is commonly used as a base layer for other construction materials because it compacts to form a firm surface.

Urbanization Solutions

Urbanization Solutions are adjacent complementary businesses to our traditional cement, aggregate and ready-mix concrete core businesses, a portfolio of complementary products designed to address urbanization opportunities and evolving industry trends. These solutions are organized around four relevant businesses: construction chemicals, mortars, concrete products, and asphalt.

CEMEX • 2025 20-F REPORT • 67

PART I

Construction Chemicals

Construction Chemicals are specialized, engineered compounds designed to improve the strength, durability, and workability of materials such as concrete, as well as to protect structures from environmental damage ensuring longer life and structural integrity. Construction Chemicals include concrete admixtures, cement admixtures, waterproofing solutions, among others. The following are examples of construction chemicals we offer to our customers:

•	Admixtures ISOMILL 4000 Series grinding aids and cement enhancers that provide significant carbon reduction, higher process efficiency and enhanced strength.

•	Admixtures ISOFLOW 6000 Series high-performance superplasticizer technology for ready-mixed concrete producers that enable water and carbon reduction of up to 50% in concrete mix designs.

Mortars

Mortars are a wide range of cementitious solutions for the building envelope, including wall, repair and flooring solutions, as well as mortar and concrete mixes used for masonry purposes and specialized concrete repair needs. Mortars solutions address key megatrends driving growth in the construction industry such as housing and infrastructure renovation. The following are examples of mortars we offer to our customers:

•	Multiplast, a cementitious high performance wall covering solution designed as a wall finishing solution for interior and exterior walls, water and mold resistant and easy to apply.

•

Cemex dry silo mortar provides an innovative and efficient solution to mortar delivery, particularly to larger sites. There is no need for mixing areas on site as all the material is pre-blended in the silo. The guaranteed color, consistency and controlled workability are backed up by Cemex’s training and support.

Concrete Products

We manufacture finished concrete building elements at offsite locations, and their transportation and assembly on site. This approach provides a faster, safer and more sustainable construction model that cities around the world are increasingly demanding. Concrete products include: blocks, sleepers and slabs among other pre-made concrete solutions. The following are examples of concrete products we offer to our customers:

•	Precast elements for mobility and urban infrastructure such as rail sleepers.

•	High-end concrete products for various building solutions such as concrete blocks, concrete flooring systems and concrete block paving.

Asphalt

We offer a range of industry leading high performance asphalt solutions for a wide range of applications, including, but not limited to, highways, local authority needs, housing, utility and sports. Our offer includes sustainable solutions that enable professional contractors to deliver exceptional results. The following are examples of asphalt we offer to our customers:

•	VIALOW Low Carbon Asphalt. Sustainable and circular asphalt solutions to support our collective climate strategies, working in collaboration to build a better and greener world.

•	VIAPAVE. A thin surface course asphalt to meet the demands of modern roads and highways.

•	VIADRIVE. An asphalt solution that offers a durable, great finish and a tough surface for driveways and parkings.

•	VIACOURT. The optimum asphalt material designed and engineered for the use in high performance sports surfaces.

CEMEX • 2025 20-F REPORT • 68

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

The following are examples of the different services offered to our customers throughout our operations, which may vary from location to location:

Enhanced Loading Experience. This service offers our customers flexibility and efficiency by applying technologies and solutions in the loading process in order to, among other results, minimize loading time resulting in improved loading capacity, truck efficiency and drivers’ safety. These technologies and solutions include: ATM-like bulk-cement, fast lanes, real time loading status, license plate recognition, and radio-frequency identification. Aligned with our commitment to provide flexibility and efficiency to our customers, we continue to evolve and enhance loading technology. Over the past year, we have improved processes by implementing new technologies and solutions to further reduce loading times and optimize truck efficiency. Additionally, this initiative has proven successful and is now being replicated in various countries, strengthening our global network and ensuring a faster and more effective loading experience for customers.

Supply Chain Control Tower. As part of our commitment in seeking operational excellence, our Control Tower integrated multiple services, including drivers’ safety and real-time inventory visibility, to enhance supply chain efficiency. By leveraging advanced technologies and data-driven insights, we improve coordination, reduce disruptions, and optimize decision-making. These capabilities enable us to enhance customer order fulfillment, so that our customers receive their orders accurately, on time, and in optimal conditions.

Customer-Oriented Training. Online learning continues to be an effective channel to engage with existing and potential customers and suppliers. In 2025, Cemex hosted two free online courses on Sustainable Construction and Sustainable Development.

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

CEMEX • 2025 20-F REPORT • 69

PART I

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

Raw materials for our own cement production processes are obtained mainly from our own sources. However, we may cover our aggregates and other raw materials needs through supply from third parties. For the year ended December 31, 2025, approximately 3.9% of our total raw material needs were supplied by third parties.

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

Our resources estimates are prepared by Cemex’s engineers and geologists, some of which are considered qualified persons under sub-part 1300 of Regulation S-K of the Securities Act (“Regulation S-K 1300”), and such estimates are then analyzed and verified annually by other business units within the Company, jointly with the associated regional technical managers, once information is available. Our quarries must also be operated and maintained in accordance with applicable environmental permits and requirements. For more information, see “Item 4. Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters” for details. In specific circumstances we have used the services of third-party geologists and/or engineers to validate our own estimates. The three categories of resources, in decreasing level of confidence, are the following:

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

CEMEX • 2025 20-F REPORT • 70

PART I

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

Mineral reserves are defined as the economically mineable part of a measured or indicated mineral resource. Our reserves estimates are prepared by Cemex’s engineers and geologists, some of which are considered qualified persons under Regulation S-K 1300, and such estimates are then analyzed and verified annually by other business units within the Company, jointly with the regional technical managers associated, once information is available. Our quarries must also be operated and maintained in accordance with applicable environmental permits and requirements. See “Item 4. Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters” for more information. In specific circumstances we have used the services of third-party geologists and/or engineers to validate our own estimates. The two categories of reserves, in decreasing level of confidence, are the following:

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

CEMEX • 2025 20-F REPORT • 71

PART I

Our estimates distinguish between owned and leased reserves, the latter being determined over the term of the lease contract, and including only those permitted reserves which are proven and probable. As of December 31, 2025, our total cement raw materials and aggregates resources and reserves were located in 372 sites, comprising a property surface of approximately 88,333 hectares. Of these sites, 50% are located on land owned by Cemex, 24.1% are on land leased by Cemex, and 25.9% are on land owned in part and leased in part. The following maps show our production stage and development stage quarries’ locations as of December 31, 2025:

Mexico, United States, and SCA&C

Europe and MEA(1)

(1) Excludes marine extraction sites in the United Kingdom.

Our mining properties are classified as follows:

(1) Production Stage: Properties with reported proven or probable reserves where we have active mining operations.

(2) Development Stage: Properties with reported proven or probable reserves where we do not have active mining operations.

(3) Exploration Stage: Properties with no reported reserves.

As of December 31, 2025, we had 273 cement raw materials and aggregates properties in the production stage, 70 properties in the development stage and 29 properties in the exploration stage.

CEMEX • 2025 20-F REPORT • 72

PART I

As of December 31, 2025, we had 118 cement raw materials quarries in the production and development stage and five quarries in exploration stage across our global operations, serving our facilities dedicated to cement production, which are commonly located at or near the cement plant facilities. Annualized production of cement raw materials totaled 50.3 million tons for 2025, 54.7 million tons for 2024 and 61.2 million tons for 2023. We estimate that our proven and probable cement raw material reserves, on a consolidated basis, have an average remaining life of approximately 91.2 years. Average remaining life, also known as years to depletion, is calculated based on total reserves divided by the average production of the five previous years; so, for the year ended December 31, 2025, total reserves are divided by the average annual cement raw materials production between the years ended December 31, 2021 and December 31, 2025. Reserves and production from the quarry located in Maceo are excluded from this calculation. As of December 31, 2025, we operated substantially all of our cement raw materials quarries, some of which are jointly operated with third parties. The tables set forth below present our total measured, indicated and inferred cement raw materials resources (exclusive of proven and probable reserves) and permitted (based on our interpretation of existing permits, licenses and applicable laws and regulations) proven and probable cement raw materials reserves by geographic segment and material type extracted or produced in our cement raw materials quarries operations.

For purposes of the tables set forth below, (1) “Rest of Europe and MEA” consists mainly of our operations in the Czech Republic, Croatia, Egypt and the UAE, (2) “Caribbean TCL” consists of TCL’s operations mainly in Trinidad and Tobago, Jamaica, Barbados and Guyana, and (3) “Rest of SCA&C” consists mainly of our operations in Peru, Puerto Rico, Nicaragua, Jamaica, and the Caribbean, excluding the operations of TCL.

		As of December 31, 2025
		Resources (million tons)(4)(5)(6)
Country(1)	Mineral	Measured (M)	Indicated (I)	Total (M) + (I)	Inferred

Mexico(2)	Limestone	57	305.2	362	1,551

	Clay	15	0	15	105

	Others	0	5	5	6

United States(3)	Limestone	29	177	206	354

	Clay	0	0	0	0

	Others	0	0	0	0

Europe and MEA:

United Kingdom	Limestone	0	59	59	0

	Clay	0	5	5	0

Germany	Limestone	0	0	0	51

Poland	Limestone	0	0	0	170

Spain	Limestone	5	0	5	199

	Clay	0	0	0	2

	Others	0	0	0	0

Rest of Europe and MEA	Limestone	255	0	255	44

	Clay	55	0	55	0

	Others	0	0	0	0

SCA&C:

Colombia(7)	Limestone	259	449	708	875

	Clay	51	58	109	11

	Others	8	10	18	7

CEMEX • 2025 20-F REPORT • 73

PART I

		As of December 31, 2025
		Resources (million tons)(4)(5)(6)
Country(1)	Mineral	Measured (M)	Indicated (I)	Total (M) + (I)	Inferred

Caribbean TCL	Limestone	148	0	148	0

	Clay	0	0	0	0

	Others	0	0	0	0

Rest of SCA&C	Limestone	10	5	15	0

	Clay	0	0	0	0

	Others	0	0	0	0

Cemex Consolidated	Limestone	763	995	1,759	3,244

	Clay	121	63	184	118

	Others	8	15	23	13

	Totals	892	1,074	1,966	3,375

		As of December 31, 2025
		Reserves (million tons)(4)(5)(6)
Country(1)	Mineral	Number of Quarries(8)	Proven	Probable	Total	2025 Annualized Production

Mexico(2)	Limestone	15	1,285	1,627	2,912	16

	Clay	12	142	148	290	2

	Others	12	5	4	9	0

United States(3)	Limestone	19	497	37	534	11

	Clay	2	31	0	31	0.2

	Others	3	1	0	1	0

Europe and MEA:

United Kingdom	Limestone	2	40	0	40	1.4

	Clay	3	22	6	28	0.4

Germany	Limestone	1	8	82	90	1.7

Poland	Limestone	2	107	84	191	2.7

Spain	Limestone	8	93	71	164	2.9

	Clay	4	1	5	6	0

	Others	2	0	15	15	0

Rest of Europe and MEA	Limestone	5	100	167	267	5.9

	Clay	2	1	13	14	0.7

	Others	3	1	0	1	0

SCA&C

Colombia(7)	Limestone	11	53	149	202	2.9

	Clay	2	7	5	12	0.1

	Others	3	3	5	8	0

Caribbean TCL	Limestone	3	7	102	109	2

	Clay	1	1	4	5	0

	Others	3	0	14	14	0

Rest of SCA&C	Limestone	5	2	9	11	0

	Clay	0	0	0	0	0

	Others	0	0	0	0	0

CEMEX • 2025 20-F REPORT • 74

PART I

		As of December 31, 2025
		Reserves (million tons)(4)(5)(6)
Country(1)	Mineral	Number of Quarries(8)	Proven	Probable	Total	2025 Annualized Production

Cemex Consolidated	Limestone	71	2,192	2,328	4,520	47

	Clay	26	205	181	386	3.4

	Others	26	10	38	49	0.4

	Totals	123	2,407	2,548	4,955	50.3

(1)	Country indicates location unless otherwise noted.

(2)	Our cement raw materials operations in Mexico include three limestone quarries that also produce hard rock aggregates.

(3)	Our cement raw materials operations in the United States include one limestone quarry that also produces hard rock aggregates.

(4)	Figures for reserves and resources are rounded.

(5)

Our 2025 cement raw materials resources and reserves were estimated based on an average sales price during the year ended December 31, 2025 for cement of $141.2 per metric ton, excluding freight. This price is impacted by product mix, location, and exchange rates. One ton of limestone is used to produce 1.08 tons of cement.

(6)	Resources and reserves are reported excluding expected wastes, meaning its best estimation of final usable/saleable material.

(7)	Production from the quarry located in Maceo is excluded from this calculation.

(8)	The number of quarries may include sites in exploration stages.

As of December 31, 2025, we had 225 aggregate quarries in the production and development stage across our global operations, mostly dedicated to serving our ready-mix concrete and aggregates businesses. Annualized production of aggregates totaled 112.0 million tons for 2025, 110.4 million tons for 2024 and 112.5 million tons for 2023. We estimate that our proven and probable aggregates reserves, on a consolidated basis, have an average remaining life of 27 years. Average remaining life, also known as years to depletion, is calculated based on total reserves divided by the average production of the five previous years; so, for the year ended December 31, 2025, total reserves are divided by the average annual cement raw materials production between the years ended December 31, 2021 and December 31, 2025. As of December 31, 2025, we operated a majority of our aggregate quarries, some of which are jointly operated with third parties.

The tables set forth below present our total measured, indicated, and inferred aggregates resources (exclusive of proven and probable reserves) and permitted (based on our interpretation of existing permits and applicable laws and regulations) proven and probable aggregates reserves by geographic segment and material type extracted or produced in our aggregate quarries operations. We note that the locations of our aggregates reserves differ from those of our cement reserves:

		As of December 31, 2025
		Resources (million tons)(3)(4)(5)
Country(1)	Mineral	Measured (M)	Indicated (I)	Total (M) + (I)	Inferred

Mexico	Hardrock	99	166	265	46

United States(2)	Hardrock	440	480	920	771

	Sand & Gravel	125	330	455	45

	Other	0	0	0	0

Europe and MEA:

United Kingdom	Hardrock	0	52	52	24

	Sand & Gravel	49	149	198	134

France	Hardrock	2	12	14	0

	Sand & Gravel	1	56	57	4

CEMEX • 2025 20-F REPORT • 75

PART I

		As of December 31, 2025
		Resources (million tons)(3)(4)(5)
Country(1)	Mineral	Measured (M)	Indicated (I)	Total (M) + (I)	Inferred

Germany	Hardrock	24	2	26	3

	Sand & Gravel	5	7	12	0

Poland	Hardrock	10	2	12	3

	Sand & Gravel	3	18	21	13

Spain	Hardrock	0	0	0	0

	Sand & Gravel	0	0	0	0

	Other	0	0	0	0

Israel	Hardrock	180	0	180	0

Rest of Europe and MEA	Hardrock	0	0	0	1

	Sand & Gravel	10	4	14	0

SCA&C:

Colombia	Sand & Gravel	74	111	185	420

	Other	156	52	208	76

Caribbean TCL	Hardrock	6	0	6	0

	Sand & Gravel	3	4	7	0

	Other	0	0	0	0

Rest of SCA&C	Sand & Gravel	0	0	0	0

Cemex Consolidated	Hardrock	761	714	1,475	848

	Sand & Gravel	270	678	949	616

	Other	156	52	208	76

	Totals	1,187	1,444	2,632	1,540

		As of December 31, 2025
		Reserves (million tons)(3)(4)(5)
Country(1)	Mineral	Number of Quarries(6)	Proven	Probable	Total	2025 Annualized Production

Mexico	Hardrock	15	199	196	395	11.2

United States(2)	Hardrock	20	704	36	740	33.4

	Sand & Gravel	42	370	48	418	13.7

	Other	1	3	0	3	0.1

Europe and MEA:

United Kingdom	Hardrock	3	129	120	249	6.7

	Sand & Gravel	44	126	30	156	8.5

France	Hardrock	7	58	11	69	2.7

	Sand & Gravel	33	127	15	142	6.9

Germany	Hardrock	8	73	13	86	2.2

	Sand & Gravel	13	37	53	90	1.9

Poland	Hardrock	2	6	7	13	1.7

	Sand & Gravel	4	2	1	3	1.6

Spain	Hardrock	17	258	122	380	4.1

	Sand & Gravel	3	29	0	29	1.6

	Other	1	4	0	4	0.1

Israel	Hardrock	7	99	111	210	12.8

	Sand & Gravel	0	0	0	0	0

CEMEX • 2025 20-F REPORT • 76

PART I

		As of December 31, 2025
		Reserves (million tons)(3)(4)(5)
Country(1)	Mineral	Number of Quarries(6)	Proven	Probable	Total	2025 Annualized Production

Rest of Europe and MEA	Hardrock	6	16	0	16	0.6

	Sand & Gravel	6	10	1	11	1.3

SCA&C:

Colombia	Sand & Gravel	8	1	31	32	0

	Other	1	14	0	14	0

Caribbean TCL	Hardrock	2	7	5	12	0.5

	Sand & Gravel	2	0	3	3	0.4

	Other	1	0	4	4	0

Rest of SCA&C	Sand & Gravel	3	0	2	2	0

Cemex Consolidated	Hardrock	87	1,549	621	2,170	75.9

	Sand & Gravel	158	702	184	886	35.9

	Other	4	21	4	25	0.2

	Totals	249	2,272	809	3,081	112

(1)	Country indicates location unless otherwise noted.

(2)	Our aggregate quarries for our operations in the United States include one quarry located in Canada.

(3)	Figures for Reserves and Resources are rounded.

(4)

Our 2025 aggregates resources and reserves were estimated based on an average sales price during the year ended December 31, 2025 for aggregates of $17.6 per ton, excluding freight. This price is impacted by product mix, location, and exchange rates.

(5)	Resources and reserves are reported excluding expected wastes, meaning its best estimation of final usable/salable material.

(6)	The number of quarries may include sites in exploration stages.

See “Item 4. Information on the Company—Our Businesses” for further details on our processing plants, other available facilities and operations.

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

CEMEX • 2025 20-F REPORT • 77

PART I

Our Vision

VISION. Our vision and value creation model is comprised of the following four elements: (i) purpose, (ii) strategic priorities, (iii) values, and (iv) stakeholders.

PURPOSE. Our purpose is to address the world’s construction challenges through sustainable and innovative solutions that build a better future. This purpose guides every decision we make and underpins our approach to long-term value creation for our stakeholders.

STRATEGIC PRIORITIES. To achieve our purpose, our strategy is to create value and deliver sustainable growth by building and managing a global portfolio of cement, ready-mix concrete, aggregates and Urbanization Solutions businesses. We are focused on delivering long-lasting shareholder value creation, by achieving best-in-class operational performance, driving higher profitability, and generating stronger free cash flow, under the following levers:

•

Operational Excellence: Achieve best-in-class operational performance with increased profitability through pricing strategy, cost containment, and continuous improvement in production efficiency, as well as enhanced free cash flow generation to support strategic investments, continued deleveraging, and sustainable returns to shareholders.

•

Return on Capital: Evaluate all assets on a return on capital basis to ensure returns exceed our cost of capital for every asset under management, supported by continuous improvement of controllable performance drivers.

•

Disciplined Growth: Continue to execute disciplined capital allocation with growth strategy focused on pursuing attractive small to mid-size M&A opportunities focused on growth development of our aggregates business and adjacent complementary businesses primarily in the U.S. market and selectively in other relevant regions.

•	Shareholder Returns: Advance our shareholder return initiatives, including a progressive dividend program and opportunistic share buybacks.

•	Smart Decarbonization: Commit to profitable decarbonization, supported by an adequate regulatory environment.

During 2025, we advanced our operational and strategic performance. For example, we delivered approximately $200 million in recurrent savings through Project Cutting Edge; we conducted detailed, granular evaluations of our assets to define targeted action plans for our operations with identified performance gaps; we significantly rebalanced our portfolio by divesting our operations in the Dominican Republic and most of our operations in Panama, while increasing our exposure to the US aggregates market; declared a $130 million dividend; and achieved a reduction in CO2 emissions of 34% compared to our 1990 baseline.

During the year ended December 31, 2025, as a result of our financial strategy and our operating results, we reduced consolidated net debt, as defined in the Credit Agreements, by $779 million and decreased our leverage ratio, as calculated under the Credit Agreements, by 0.18x to 1.63x. In addition, to further fortify our balance sheet, we remain focused mainly on the following three initiatives, while at all times remaining committed to building a better world and helping alleviate some of the biggest challenges communities are facing today: (i) growing our Operating EBITDA through further cost-reduction efforts, operating efficiencies, customer-centric commercial strategies across all our core businesses and strategic growth investments; (ii) maximizing our free cash flow, which is expected to be used mainly for bolt on investments, return to shareholders and debt reduction; and (iii) continuing to execute selective accretive divestments by selling what we believe are non-essential assets, which could allow us to free up more free cash flow.

CEMEX • 2025 20-F REPORT • 78

PART I

Operational Excellence

Achieving best-in-class operational performance is a key lever of our strategy, driven by increased profitability through disciplined pricing, cost containment, and continuous improvement in production efficiency. Our operational excellence initiatives include cost containment efforts such as headcount adjustments and operating expense reductions, efficiency efforts such as capacity rationalization, increasing our use of alternative fuels, optimizing our production and logistics supply chain models and optimizing our procurement strategy. These efforts have been supported by company-wide programs designed to enhance competitiveness, create a more agile and flexible organizational structure, and strengthen our focus on our markets and customers.

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

Through Project Cutting Edge, launched in 2025 we have delivered more than $200 million in recurring savings, with expectations to reach $400 million by 2027. These savings have been driven by reductions in overhead, procurement optimization, operational efficiencies, and productivity gains. We are deploying a robust system for operational excellence focused on margin expansion, free cash flow, and return on invested capital (“ROIC”) at the most granular level. Periodic business performance reviews across our geographies evaluate performance at the asset and market level, supported by key performance indicators related to productivity, quality, on time execution, customer service, compliance, asset utilization, and cost efficiency.

We continue to pursue reductions in production-related costs and overhead through disciplined cost management and the elimination of redundancies. We have implemented global standard platforms and digital solutions to improve operating processes, and we have deployed centralized management information systems across administrative, accounting, purchasing, customer management, and budgeting functions. These systems have contributed to meaningful cost efficiencies. In addition, we have transitioned key processes such as procurement and trading from a centralized to a regional model, simplifying and delayering our organization to accelerate decision-making and maximize efficiency.

Furthermore, we intend to achieve energy cost-savings by actively managing our energy contracting and sourcing, and by increasing our use of alternative fuels. We believe that these cost-saving measures could better position us to quickly adapt to potential increases in demand and thereby benefit from the operating leverage we have built into our cost structure. In several of our core markets, such as Mexico, we launched initiatives aimed at reducing the use of fossil fuels, consequently looking to reduce our overall energy costs. Significant economies of scale in key markets at times allow us to obtain competitive freight contracts for key components of our cost structure, such as fuel and coal, among others.

To optimize capacity utilization and profitability, we are leveraging our global import and export capabilities to redirect products from markets experiencing softer demand to regions with stronger opportunities. Our global trading platform allows us to coordinate export flows efficiently and capture demand across geographies.

We have introduced a comprehensive pricing strategy designed to better reflect the value-creating capabilities of our products and services. This strategy focuses on value enhancement, stronger customer relationships, and generating returns that support reinvestment in the business. To ensure consistency and discipline, we are implementing internal procedures and guidelines that govern pricing across our product and service portfolio.

CEMEX • 2025 20-F REPORT • 79

PART I

We are also fostering a culture of accountability, collaboration, and continuous improvement. Operational excellence depends not only on systems and processes but also on empowering employees to identify inefficiencies, escalate risks promptly, and implement practical solutions. Technology and AI play an increasingly important role in these efforts. AI driven process optimization in cement plants, aggregates operations, logistics networks, and maintenance is improving yields, reducing energy consumption, and expanding margins while supporting safety and reliability. We are modernizing legacy systems, integrating information across functions, and enhancing the quality and timeliness of data used for operational decision making.

These combined efforts strengthen our ability to generate sustainable free cash flow, fund strategic investments, continue deleveraging, and deliver long-term value to our shareholders.

•	SmartOps: Digital Transformation Evolving our Cement Operations Globally

As part of Cemex’s strategic priority of achieving operational excellence, we are embarking on a major evolution in how we operate across our global cement plants network. This transformation program is called “SmartOps”, which is Cemex’s global program to modernize our operational ecosystem through standardized processes and digitally enabled cement plants. It brings together advanced digital technologies, real-time data, automation, and AI to build a more efficient, safe, and sustainable operational model.

Our Balcones cement plant in the United States was chosen as a strategic pilot site for SmartOps, launching in 2025. Since its selection, plant operators have worked with global and local U.S. teams to test technologies and refine practices to show measurable results before worldwide rollout. SmartOps is the foundation for our Plant of the Future.

SmartOps strategy pillars consist of:

(1)	Global Standardized Processes: Establishing a standardized operational framework to ensure consistent performance across all plants.

(2)	Digitally Enabled, Connected Plants: Real-time visibility and AI-enabled insights by equipping our plants and operations teams with technologies for safer and optimized operations.

(3)	Technology Foundations for our People to Succeed: Empowering our teams with digital tools, training, and insights so they can focus on what matters the most: safety, quality, and innovation.

SmartOps is built around a coordinated set of projects across multiple operational domains: Production, Quality, and Maintenance, with Health & Safety embedded as a cross-domain capability across the initiatives.

Production: Our production projects are bringing AI copilots directly into our plants, guiding cement production in real time to improve yield, reduce energy use, and stabilize operations.

Maintenance: Assets maintenance projects are embedding digital capabilities into every step of the maintenance model, giving plants streamlined processes, end-to-end visibility, AI-driven asset anomaly detection, and condition-based triggers so teams can prevent failures and respond proactively.

Quality: Projects in this domain are integrating advanced analytics to evolve our quality control process. For example, with continuous raw meal monitoring and rapid adjustment recommendations that maintain chemical consistency, we enable more precise and reliable quality performance.

Health & Safety: We are introducing computer vision into our Health & Safety efforts to detect hazards early, alert teams instantly, and strengthen safety while supporting maintenance and production process improvements.

In 2025, we enabled AI across all critical production assets at the Balcones cement plant—raw mills, kilns, and finish mills—operating them in “autopilot mode.” This delivered a 5% throughput increase and 3% energy savings, driving additional production volumes and improved operational efficiency.

CEMEX • 2025 20-F REPORT • 80

PART I

Return on Capital

We have created a return on capital framework through which all assets and investment decisions are evaluated. We operate under a disciplined approach in which every asset must deliver returns above the cost of capital. During 2025, we continued to assess performance primarily based on cash flow generation metrics, including Operating EBITDA and free cash flow. Starting in 2026, we are updating our performance metrics to earnings before interest and taxes (“EBIT”), free cash flow and ROIC. As part of our granular approach, we now measure these metrics at a plant, business, and market level, allowing management to identify performance dispersion within the portfolio and better assess value creation across the asset base.

We believe this focus on return on capital strengthens decision-making in a capital-intensive industry by aligning operational performance, capital allocation, and financial outcomes with shareholder value creation. Enhanced visibility into asset-level performance enables earlier intervention, clearer accountability, and more disciplined deployment of capital. We follow up on this analysis to develop action plans for underperforming assets and, where appropriate, to reposition or divest operations that do not meet our value creation criteria.

Capital discipline is further reinforced through our twice-per-year Business Performance Reviews and a three-year sprint planning framework. Each sprint tests assets against their ability to generate ROIC above weighted average cost of capital through the cycle, so that capital remains concentrated in the highest-value opportunities. This approach is designed to improve returns on existing assets and increase accountability, reinforce an owner’s mindset, and promote alignment across the organization.

Looking ahead, we aim for this return on capital framework to continue improving the quality and sustainability of our earnings, enhance free cash flow conversion, and guide both operational and strategic decisions. By embedding return on capital principles into our planning, performance management, and capital allocation processes, we aim to allocate resources more effectively, strengthen financial resilience through the cycle, and ensure that long-term shareholder value creation remains the primary benchmark for our operational and strategic decision-making.

Disciplined Growth

We continuously work to elevate our operational and strategic performance to deliver disciplined, profitable growth. Our strategy focuses on accretive bolt-on mergers and acquisitions as the primary vehicle for capital deployment, investing only in accretive transactions evaluated through our financial criteria scorecard.

(1) Portfolio Rebalancing

We look to operate in markets where we can add value to our employees, customers, and shareholders. As part of our strategy, we have undertaken and continue to undertake actions designed to streamline and reposition our portfolio with the goal of achieving higher profitable growth. We are working on rebalancing our portfolio by focusing on markets that offer growth potential and retaining assets that are most likely to grow, thereby offering increased profitability. We believe that a geographically concentrated portfolio, primarily in the United States, Europe, and Mexico—markets that combine strong fundamentals ranging from economic growth potential to strong construction investment, population growth, degree of urban development, and political stability—provides the greatest opportunity for significant value creation through profitable organic growth over the medium to long term.

In 2025, we executed $1.2 billion in divesture, the most active year for divestitures in the Company’s recent history, with a goal of rebalancing our portfolio to consist of markets with consistent growth potential. In January, we completed the sale of our Dominican Republic operations, including an export businesses to Haiti, to Progreso and strategic partners. In October 2025, we closed the sale of our cement, ready-mix concrete, aggregates, and reserve assets in Panama to Grupo Estrella.

CEMEX • 2025 20-F REPORT • 81

PART I

(2) Urbanization Solutions Adjacent Complementary Businesses

In addition to our traditional cement, aggregate, and ready-mix concrete core businesses, these markets exhibit a need for a broader value proposition that we are well-positioned to deliver through our Urbanization Solutions businesses and that meet a defined set of criteria: (i) highly complementary and synergistic with legacy cement, aggregates, and ready-mix operations through shared customers, logistics, and vertical integration; (ii) scalable platforms with meaningful growth potential; (iii) ability to expand the product offering to the existing customer base; and (iv) increased exposure to infrastructure and repair-and-renovation end markets. The four prioritized adjacent businesses are construction chemicals, concrete products, mortars, and asphalt.

(3) Growth Investments

As we rebalance our portfolio, our capital expenditure growth investments are expected to contribute incremental Operating EBITDA. Growth projects are segmented across (i) Margin Expansion, (ii) Growth Pipeline and (iii) Bolt-On M&A.

(i) Margin Expansion: Optimizing our existing asset base is a top priority. We are driving productivity improvements, expanding margins, and reducing costs to unlock additional value from current operations.

(ii) Growth Pipeline: Our investment pipeline is subject to rigorous review, with opportunities evaluated against clearly defined criteria for profitability, cash generation, and returns on invested capital.

(iii) Bolt-On M&A: We continue to pursue inorganic growth through bolt-on acquisitions primarily in the United States, and selectively in other markets, focused on aggregates and adjacent businesses with strong strategic fit and significant synergies. In parallel, we are actively rebalancing our portfolio to reinforce operational excellence across assets. Proceeds from divestments are expected to be directed to accretive M&A when available and deployed in line with our disciplined capital allocation framework.

In 2025, we executed two significant acquisitions consistent with this strategy: (i) first, in October 2025, simultaneously with the closing of the Panama divestiture, we increased our holdings in Couch Aggregates to a majority stake, consolidating the business into our financial statements. Couch is a leading barge-connected aggregate platform with seven sand and gravel pits and five marine terminals serving across the Alabama and Florida Gulf Coast, strengthening our position in the southeast U.S. region; and (ii) second, we reached an agreement to acquire Omega Products International, the leading stucco producer in the western United States. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Business and Operations—Acquisition of Omega Products International.”

Shareholder Returns

We have established a formal and progressive shareholder return program as a structural commitment to our transformation. Our capital allocation framework targets returning free cash flow to shareholders through a combination of progressive dividends and share buybacks by 2030.

At our ordinary general shareholders’ meeting held on March 25, 2025, shareholders approved a cash dividend of $130 million. This was a significant step in the execution of our dividend policy and our progressive dividend program. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to our Shareholder Dividend Program.”

CEMEX • 2025 20-F REPORT • 82

PART I

Management has also indicated that share buybacks will be conducted in a programmatic manner and benchmarked against the risk-adjusted return of alternative investment uses of capital. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to our Stock Repurchase Program.”

Near-term, we expect to continue to direct a portion of free cash flow toward debt reduction to lower interest expense, accelerate free cash flow generation and further strengthen our credit profile. Maintaining an adequate credit profile is an objective that underpins our long-term financing strategy, access to capital markets, and ability to execute our growth and shareholder return objectives.

Smart Decarbonization

Our Smart Decarbonization efforts aim to drive profitable decarbonization across our value chain by embedding CO2 emissions reduction into operational excellence, low-carbon products, circularity, and scalable technologies that support sustainable and profitable growth.

In addition to being one of our strategic priorities, Smart Decarbonization is one of the core pillars of our current Future in Action climate action and nature program, which is one of the flagship initiatives of our sustainability-related efforts.

Our sustainability efforts begin with Cemex, S.A.B. de C.V.’s Board of Directors and are then facilitated across our entire organization. During 2025, the Sustainability, Climate Action, Social Impact, and Diversity Committee of Cemex, S.A.B. de C.V.’s Board of Directors was comprised of four members appointed by Cemex, S.A.B. de C.V.’s shareholders. This committee reports directly to Cemex, S.A.B. de C.V.’s Board of Directors and is mainly supported by our Executive Vice President of Sustainability and Operations Development. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Changes in our Senior Management.” The members of the committee as of the date of this annual report were elected at Cemex, S.A.B. de C.V.’s annual ordinary general shareholders’ meeting (“AGM”) on March 26, 2026. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings.” To help embed sustainability into our entire business strategy, we have coordinators representing each geographical region where we operate. In parallel, our Global Sustainability Functional Network works to implement our core sustainability initiatives across all of our operating regions and business lines.

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

In 2020, we also announced our “Future in Action” climate action and nature program focused on developing lower-carbon products, solutions and processes while increasing sustainability awareness and promoting a green economy. Under “Future in Action,” we have accelerated our efforts to decarbonize and set new ambitious goals of a 35% reduction of Scope 1 CO2 emissions in cement compared to our 1990 baseline, to achieve a 40% reduction of CO2 content in concrete compared to our 1990 baseline, increasing our alternative fuels usage to more than 50% of our total fuel mix, reducing our clinker factor to 71% and reaching 55% in clean electricity consumption, all by 2030.

CEMEX • 2025 20-F REPORT • 83

PART I

In 2022, as a result of our better than anticipated decarbonization performance in 2021, we set new more ambitious CO2 emissions reduction targets for 2030, aligned with the 1.5° scenario of the Science-Based Targets initiative (“SBTi”): (i) achieve a 47% reduction of Scope 1 CO2 emissions in cement in comparison to our 1990 baseline, (ii) achieve a 41% reduction of CO2 content in concrete in comparison to our 1990 baseline, (iii) increase our use of alternative fuels to more than 55% of our total fuel mix, (iv) reduce our clinker factor to 68%, and (v) reach 24 kg CO2 per ton of cementitious product in Scope 2 CO2 emissions. In addition, we defined new targets for the main categories in our Scope 3 CO2 emissions which include a 25% reduction in kg CO2 per ton of purchased clinker and cement; 30% reduction in kg CO2 per ton of transported products; 40% reduction in kg CO2 per ton of purchased fuels; and 42% reduction in absolute CO2 tons of traded fuels, all these reductions in Scope 3 emissions when compared to our 2020 baseline. Also, in 2022, we validated our 2050 net-zero CO2 target and new 2030 decarbonization goals under SBTi’s 1.5ºC scenario methodology, becoming one of the first companies in the industry to do so. As a result, our green financing framework (“GFF”) and SLFF were updated in 2023 to align with these goals. Most importantly, these goals should keep us on the right path to achieving our expected objective of net-zero emissions across the Company by 2050. As of December 31, 2025, we reduced our direct CO2 emissions to 528 kg CO2 per ton of cementitious product, which represents a 34% reduction compared to our 1990 baseline and is in line with how our industry measures progress on reducing net CO2 emissions.

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

In 2025, we reduced our clinker factor by 1.7% to 70.1%. Additionally, as of December 31, 2025, we reached an alternative fuel substitution rate of 32.1%.

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

CEMEX • 2025 20-F REPORT • 84

PART I

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

We are committed to contributing to climate change mitigation. For years, as part of our carbon emissions reduction strategy, we have focused on using low-emission alternatives to traditional fossil fuels, decreasing our clinker factor, promoting clean energy and increasing energy efficiency across our operations. To this end, we have sought to increase our use of low carbon alternative fuels, which represented 32.1% of our total fuel mix in 2025, and generated approximately $183 million in cost avoidance, including fossil fuels costs and CO2 emissions avoided in carbon regulated markets.

As a result of our efforts, in 2025, the reduction of our specific Scope 1 CO2 emissions per ton of cementitious products by nearly 34% compared to our 1990 baseline and our use of clean electricity led to reductions equivalent to the annual CO2 emissions generated by more than 2.7 million passenger vehicles driven in a year. We actively seek to develop new technologies to reduce our carbon footprint. Most notably, as of December 31, 2025, we sharpened our scope and number of projects, participating in 22 industrial-scale projects supporting smart decarbonization priorities, deploying mature solutions that deliver direct and measurable emissions reduction and we have 26 projects in the pipeline aimed at de-risking and scaling emerging technologies, enabling Cemex to reach its net-zero emissions goal in a profitable and sustainable manner. Furthermore, we continue to explore alternatives to traditional clinker and cement chemistry that enable the production of less CO2 -intensive cements.

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

Our key contribution to a circular economy is our transformation of waste streams from other sectors into valuable materials. In 2025, mainly through Regenera, our global waste management business, we repurposed more than 25 million tons of waste in our business, including alternative fuels and raw materials, alternative/ secondary aggregates, own recycled material in our main businesses and other waste managed by the company. By 2030, we aim to increase this to 41 million tons with a focus on municipal and industrial waste; construction, demolition, and excavation waste; and other waste and industry by products. Regarding our own waste, to reduce most of the waste generated from our processes, we maximize our reuse of clinker kiln dust in our production loop, largely avoiding landfill disposal.

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

CEMEX • 2025 20-F REPORT • 85

PART I

As of December 31, 2025, 89% of our operations had implemented EMS or equivalent programs. As we approach full implementation of our global EMS, our goal is for all of Cemex’s operational facilities to be 100% compliant with our internal environmental criteria.

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

In 2025, we invested more than $210 million in sustainability related projects at our global operations, including projects to monitor and control our air emissions, increase our operations efficiency and mitigate our carbon footprint through alternative fuels and clinker substitution efforts.

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

Our Global Environmental and Social Incident Reporting Process enables our sites to maintain a proactive approach to respond to emergencies that could potentially impact our communities or our operations. The application of this reporting procedure requires a timely registration of environmental and social impact events, identification and analysis of the root causes, and the implementation of corrective and preventive action plans acts as a first step toward avoiding their occurrence and reducing their severity. In 2025, our total reported incidents decreased by 22%, which is consistent with our continued efforts to monitor risks and encourage transparency. There were no category 1 environmental events (major) registered during 2025.

(1)(d) Preserving Land, Water and Biodiversity

The preservation of land, biodiversity and water plays a key role in our long-term resource management strategy.

To protect water and enable our business to succeed, we are increasing our water efficiency and minimizing our water waste through the implementation of our Corporate Water Policy. This policy includes standardization of our water measurement based on the water protocol developed in coordination with the International Union for Conservation of Nature. We also have the goal of developing a specific Water Action Plan (“WAP”) comprised of a customized set of response actions to maximize water use efficiency and mitigate specific water risks for each community by adopting recommendations based on the Water Risk Filter tool from the World Wildlife Foundation, for each one of more than

CEMEX • 2025 20-F REPORT • 86

PART I

1,500 of our cement, ready-mix concrete and aggregates sites in water-stressed zones. Results indicate that 16% of our operations are in high water-stressed zones. In line with our 2030 targets, we plan to develop a specific WAP and follow the implementation roadmap for each of these sites. As of December 31, 2025, we implemented a WAP in 50% of our extremely high and high water-stressed zones.

(1)(e) Improving Quality of Life and Well-being

As a company that aims to make a progressive positive impact through its innovative services and solutions, our ability to operate as a responsible business is fundamental to our value creation model. This enables us to understand stakeholders’ material issues, map social impacts, and identify risks and opportunities to create shared value for us and society.

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

(1)(f) Innovation

Innovation is key to remaining at the forefront of our industry and advance in achieving our strategic goals as a forward-looking company. More importantly, it is one of the key levers in building a sustainable and profitable business in the new green economy. With innovation as a core company value, we have reframed our approach to concentrate on what we consider “high impact” levers, setting new corporate thresholds for innovation investments and seeking to apply discipline and rigor in our business cases. Our innovation agenda has a distinct focus: contributing to smart and profitable decarbonization that creates value for our stakeholders.

Innovation Framework

Our innovation framework is designed to deliver a clear, aligned, and impact-driven portfolio of projects deployed across our regional operations and corporate levels, and is instructed around three horizons: (i) Incremental Innovation: Focusing on driving operational efficiencies and margin improvement through the application and optimization of proven technologies; (ii) Transformational Innovation: Targeting improvements aligned with six priority pillars linked to decarbonization and digitalization; and (iii) Disruptive Innovation: Centering on the exploration of breakthrough technologies with the potential to redefine the construction industry.

CEMEX • 2025 20-F REPORT • 87

PART I

Cemex’s innovation activities occur on three fronts: “Open Innovation,” internal innovation through our Global R&D team and external innovation through our Global Operations, Technology & Energy teams. Open Innovation initiatives, led by Cemex Ventures, aim to monitor and identify the next generation of products and services, invest in high potential opportunities and technological breakthroughs, seek strategic collaborations, accelerate technological developments with high potential and create an ecosystem of collaboration with partners. Internal innovation is driven by our Global R&D team, located in Switzerland and Mexico. The team is dedicated to pioneering novel and alternative solutions to tackle climate change and address the demands of sustainable construction. By collaborating closely with Cemex Ventures, our experts leverage their extensive R&D knowledge and expertise to deliver substantial value to the Open Innovation process. A key element of Cemex’s R&D is the engagement and close collaboration with key partners and stakeholders, whether that is start-ups, universities, companies or external and internal customers. External innovation is led by our Global Operations, Technology & Energy team, which evaluates and pilots advanced solutions with the potential to reshape cement manufacturing, emphasizing technical viability, CO2 emissions reduction, and economic feasibility, including fostering innovation across cement production and CCUS technologies.

As of December 31, 2025, our innovation funnel included 22 industrial-scale projects supporting smart decarbonization priorities and deploying mature solutions that deliver direct and measurable emission-reduction impact, as well as 26 projects in the pipeline aimed at de-risking and scaling emerging technologies. We collaborate with more than 20 external partners, including industry leaders and startups, supporting our internal developments for industrial-scale net-zero CO2 solutions.

Our Global R&D team’s technological agenda is focused on addressing climate change to support Cemex’s current “Future in Action” climate action and nature program. As a result of these efforts, in 2021 we developed a range of low embodied CO2 cement and ready-mix products under the global brand Vertua, including Vertua Lower Carbon, a range of products in our portfolio that have a lower embodied CO2 compared to a corresponding reference. For cement, the reference is 822 net kg CO2/ton of gray cement, which is the GCCA default value for gray clinker net direct emissions, based on the world weighted average for clinker net direct emissions. For ready-mix concrete, the reference is a concrete composed of 100% Gray Ordinary Portland Cement fulfilling the average strength of the most standard structural concrete, which is 350 kg CO2/m3. On the sustainable products and solutions front, sales of Vertua Lower Carbon products have reached 63% for cement and 56% for ready-mix concrete in 2025. The scope of Vertua has been extended beyond Lower Carbon since 2023, and currently includes the following attributes in its value proposition: energy efficiency, design optimization, water conservation, and recycled materials. Additionally, Vertua products manufactured in Cemex facilities where 90% or more of the water used in production is recycled include a specific label that identifies them as such. Consequently, Cemex is well positioned to offer a portfolio of products and solutions addressing as well as promoting sustainable construction practices.

Transformational Innovation is structured around six pillars that support smart, profitable decarbonization and advance our operational excellence agenda. Each pillar prioritizes technologies with the potential to deliver meaningful, sustainable impact and long-term business value: (i) High-Strength/High-Performance Concrete. Our goal is to deliver high-strength, high-performance concrete solutions that meet performance and decarbonization requirements across all our markets. We aim to develop and scale concrete products that combine superior structural performance with a lower carbon footprint, adapting to regional preferences while maintaining a unified global approach; (ii) Materials Activation. Our objective is to achieve advanced thermal, mechanical, and chemical activation of clays, pozzolans, limestone, fly ash, and other suitable raw materials to unlock reactivity. This initiative reflects Cemex’s strategic approach to materials activation as one of the main levers to advance its decarbonization roadmap. During 2025, progress was achieved through the expanded and continuous identification and evaluation of supplementary cementitious materials. Given the breadth of this strategy, its deployment is closely linked to regional raw material availability, the applicability of activation technologies, and market adaptation and acceptance. Calcined

CEMEX • 2025 20-F REPORT • 88

PART I

clays represent a key opportunity to reduce clinker factor and carbon emissions in cementitious systems while maintaining technical performance. Our efforts have been focused in Europe, with successful industrial trials in Spain and Croatia achieving cement clinker factors as low as 50% using calcined clay with performance comparable to current solutions; (iii) Micronization. Clinker micronization is a process of ultra-fine grinding of clinker and other supplementary cementitious materials (“SCMs”) to reduce clinker intensity while improving performance. Implementing this technology involves proactively evolving our cement production process to integrate new capabilities and drive continuous improvement. Following extensive laboratory and industrial trials, our Spain market adapted its industrial operations to produce cement with micronized clinker, a solution that is now commercially produced and used in large-scale projects. In Mexico, we are advancing multiple industrial trials at key plants, combining operational optimization of clinker micronization with the use of advanced admixture technologies, enabling a substantial reduction in clinker factor while maintaining the performance required for large-scale concrete applications; (iv) Alternative SCMs. We aim to expand our portfolio of supplementary cementitious materials through innovative production methods and alternative activation pathways. Currently, the portfolio includes both natural and engineered materials, as well as industrial by-products and reclaimed mineral streams, developed to meet performance, durability, and regulatory requirements. Pilot-scale trials have advanced with encouraging results, reinforcing alternative SCMs as a key enabler of long-term decarbonization and regional adaptability. Cemex invested in Terra CO2, a U.S.-based innovator whose technology converts abundant, locally available raw materials, such as silicate rocks, into lower-carbon SCMs and zero-carbon cements. In addition, through a collaboration with ThyssenKrupp, we have conducted testing from laboratory to pilot scale on mechanical activation of selected SCMs seeking to achieve enhanced material reactivity and supporting the development of more efficient and sustainable cement solutions; (v) CCUS. CCUS is a central focus of our research and plays a critical role in our pathway toward decarbonization. We expect that approximately 30% of our total CO2 emissions may one day be reduced through CCUS. We are currently involved in the development of large-scale CCUS projects in Europe and the United States, along with several pilots testing emerging CCUS technologies; and (vi) Smart Operations. We are striving to transform production, maintenance, and quality processes across our operations, using advanced technologies including AI. Our goal is to create a digitally enabled, efficient, and sustainable plant of the future that achieves our smart and profitable decarbonization goals. Through our investment in OPTIMITIVE, a Spanish company that provides high-tech solutions through advanced analytics and AI, we aim to optimize efficiency and sustainability in processes within energy-intensive industries. Cemex plans to scale OPTIMITIVE’s technology across its operations to enable agile deployments, aiming to significantly reduce energy consumption while simultaneously increasing production efficiency. In 2025, we piloted Smart Operations at our Balcones cement plant in Texas, demonstrating how digital tools are able to boost yields, asset utilization, and operational efficiency.

Technologies developed by our Global R&D team are protected by 45 international patent families and over 60 trade secrets covering new types of cement, cementitious materials, concrete mix designs, admixtures formulations, construction systems and advanced manufacturing processes. In 2025, four important new patent applications were filed in relation to “Future in Action,” namely on new admixtures for self-leveling screed applications and ultra high performance concrete, an admixture enabling castable construction materials with low clinker content, and a robust ladder-structured grinding aid for cementitious materials.

In addition, we have more than 40 core strategic software solutions, developed to enable new specific capabilities in Cemex’s Digital Commercial Model and supply chain, which are protected by copyrights that primarily cover online stores and order-to-fulfillment in our cement, ready-mix concrete, and aggregates businesses. This software includes proprietary developments in machine learning and vectorized algorithms to reduce response time, reduce costs, and honor commitments made with customers, providing Cemex with cutting edge competitive advantages.

Fostering Innovation and Enabling New Business Opportunities. Since its launch in 2017, our open innovation and corporate venture capital unit, Cemex Ventures, continues to engage with startups, entrepreneurs, universities, and other stakeholders to shape the construction ecosystem of tomorrow by tackling our industry’s toughest challenges.

CEMEX • 2025 20-F REPORT • 89

PART I

Leveraging our knowledge of the industry and Cemex’s leading edge technologies and platforms, Cemex Ventures develops collaboration opportunities and targets innovating partnerships and investments connected to the execution of our strategic priorities.

Jointly with the Cemex Global R&D and other functions, Cemex Ventures also promotes the expansion of our open innovation ecosystem in search of opportunities in new construction trends and technologies, including construction materials, decarbonization and processes evolution.

Cemex Ventures’ main role is to look for strategic partnerships and investment opportunities that go beyond our core businesses, to create new businesses for Cemex and prepare Cemex for future disruptions. It also aims to identify and assess emerging technologies to bring Cemex new ideas and perceptions of the construction ecosystem. To this end, Cemex Ventures allocates resources to search, derisk, accelerate and deploy innovative construction-related opportunities and solutions.

As of December 2025, Cemex Ventures had invested in 27 startups headquartered in more than 13 countries and focused on developing the aforementioned target areas within the construction industry. During 2025, Cemex Ventures invested in 2 new startups and 1 follow-on investment in its portfolio companies. Additionally, Cemex Ventures held its 2025 Construction Startup Competition with other top industry partners, seeking entrepreneurs and startups to drive innovation in the construction industry. More than 560 applications across 54 countries marked the second highest participation in the competition’s history.

A significant contribution of Cemex Ventures has been the establishment of strategic collaborations with external partners to contribute to Cemex’s strategic goals in Cemex’s decarbonization of our operations, digitalization and sustainable construction, strategy, and business, respectively. We have closed several agreements in collaboration with the relevant Cemex areas. Some examples are:

(1)

Building a pilot calibration plant to study a biomass solution for carbon capture using an algae reproduction and CO2 capture system. The project could provide technological benefits by introducing biomass as a fuel for cement kilns, showcasing a carbon circularity model, as well as provide subsequent use of biomass in potential high-value products, such as fertilizers, livestock feed, biofuels, and other chemical products.

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

(4)

Collaborating to explore how our materials and products can be used in a platform to perform lifecycle assessments of projects, helping developers and architects understand the impact on sustainability and CO2 footprint.

In 2019, Cemex Ventures launched Smart Innovation, a platform designed to foster innovation at all levels of the organization. The initiative aims to challenge the status quo, encourage the replication of successful initiatives and embed a strong culture of innovation and an innovation-driven mindset across Cemex.

In addition, Cemex launched an acceleration program, Leaplab in 2022. This program consists of a 16- week collaboration scheme with high-potential startups aiming to catalyze their growth and enhance Cemex’s open innovation approach by timely accessing promising solutions that could generate strategic value and business opportunities for our company. The Leaplab program targets innovative solutions around sustainable construction,

CEMEX • 2025 20-F REPORT • 90

PART I

clean technologies, advanced manufacturing, and efficient supply chain, and connects a key group of Cemex subject matter experts to Cemex Ventures open innovation platform and the wider entrepreneurial ecosystem. The first three editions of Leaplab successfully facilitated collaboration between our global operations and 16 startups from ten different countries of origin. These solutions were tested through real-scale pilots leveraging Cemex installations and assets in 16 different countries.

VALUES. Our core values are: ensure health and safety, focus on customers, act with integrity, work as one Cemex, foster innovation, and embrace diversity. These principles guide our conduct across all areas of our business.

We strive to: (i) foster a common principle of care that extends to life inside and outside of work to protect the health and safety of our stakeholders, we strive for everyone to return home safely every day; (ii) keep our customers at the center of everything we do, aligning ourselves with their businesses to help them succeed and providing a superior experience; (iii) do the right thing, inspiring and promoting integrity in the workplace by adhering to high ethical standards and best practices in corporate governance that exceed simple legal compliance; (iv) work as one Cemex by leveraging our collective strength and global knowledge to share best practices, replicate good ideas and collaborate across boundaries; (v) foster innovation by embracing creativity and curiosity, exploring new ways to disrupt the industry, trends, technologies and business models; and (vi) embrace diversity by integrating different backgrounds and perspectives, capturing the value that these experiences and ways of thinking bring to Cemex.

STAKEHOLDERS. As a company that aims to make a progressive positive impact through its innovative services and solutions, our ability to operate as a responsible business is fundamental to our value creation model. This enables us to understand stakeholders’ material issues, map social impacts, and identify risks and opportunities to create shared value for us and society.

Our social strategy aims to create value, understand our stakeholders’ expectations by managing our impacts and contribute to the quality of life and well-being of the cities and communities.

Our stakeholders include our workforce, customers, investors, communities, suppliers and civil society.

We add value to our: (i) workforce through cultivating a diverse, engaged and loyal global team that supports their participation in our digital transformation and transition toward a sustainable economy, and by providing resources to promote growth, develop skills, and build expertise; (ii) customers by delivering a superior customer experience tailored to address their construction needs while enhancing performance, reliability, and operational efficiency; (iii) investors by focusing on plans designed to drive revenue growth, reduce costs, optimize assets, manage risks and enforce strong governance; (iv) communities by actively engaging to understand the impacts, risks, and opportunities of our activities on the environment and society and to co-create initiatives that strengthen local economies, while striving to minimize negative environmental impacts on air, water, and waste and supporting biodiversity conservation; (v) suppliers by building strong and responsible relationships based on trust, respect and mutual value, and by promoting the development of innovative solutions to reduce costs and support products and services with sustainable attributes; and (vi) civil society by actively participating and engaging with policy makers, business associations, NGOs and academic institutions to contribute to industry regulations and public policy processes, foster strategic partnerships, and align with organizations that share our vision of building a better future.

(1) Our Workforce

Our employees are our competitive advantage and the reason for our success. We aim to offer programs, benefits and a work environment that are designed to attract and retain talented employees.

CEMEX • 2025 20-F REPORT • 91

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

To develop a talented workforce that embraces Cemex’s values, we offer training and development opportunities mainly through Cemex University and our Leadership Development Programs. Through ongoing training and development opportunities, our employees are taught new skills, and their expertise is deepened in several critical areas, including H&S, sustainability, customer centricity, operating EBITDA growth and innovation, among others.

Cemex University develops critical business and leadership capabilities for our workforce through continuous learning opportunities. While our core audience is our employees, we also offer skilling and development opportunities for our third-party staff, customers, and suppliers. Through Cemex University’s functional academies and our portfolio of Leadership Development Programs, we offer traditional in-person training and best-in-class digital learning.

Today, Cemex University’s learning portfolio is comprised of 10 Academies and a suite of leadership development programs, reaching over 24,000 employees across our platforms in 2025, as outlined below:

• Health & Safety Academy • Commercial Academy • Supply Chain Academy • Culture & Values Academy • Procurement Academy	• Digital Academy • Operations Academy • Sustainability Academy • Sustainable Construction Academy • Leadership Development Programs

During 2025, Cemex University also introduced new modules under the Procurement Academy, supporting procurement staff in adopting tools and best practices to enhance and optimize the Global Procurement Model. We also developed continuous learning pathways on topics such as data privacy, cybersecurity, global sanctions, and anticorruption, and added two new learning programs for our Digital Academy: Digital Forward Essentials and Digital Movers, in collaboration with leading academic institutions.

Developing the next generation of leaders is an intentional investment in long-term performance, ensuring the organization is well positioned to respond to evolving business opportunities. We offer four leadership development programs that meet our leaders at various stages of their career journeys. These programs are based on Cemex’s Leadership Model, which incorporates a set of attributes across four key capabilities: Energizing, Empowering, Mobilizing, and Growing. While each course nurtures growth and development, CONNECT and ASCEND support managers in their early career as they develop core leadership competencies. Secondly, IGNITE challenges existing leaders to discover new ways of thinking, acting, and reacting to their day-to-day roles while uncovering how to thrive in ever-changing environments. Finally, ENVISION engages top-level leaders in strategic, complex issues facing the organization while honing dynamic, enterprise-level leadership skills.

Listening to our employees plays integral role in shaping culture. Through our Workforce Experience (“We’X”) survey, administered worldwide every year as either a comprehensive or pulse survey, we learn what’s important to our employees

In 2025, 84% of our global workforce participated in our engagement survey. When asked if they would recommend Cemex as a great place to work, employees gave us an Employee Net Promoter Score of 47 points, matching the

CEMEX • 2025 20-F REPORT • 92

PART I

global benchmark set by our survey provider and surpassing our 2030 goal of 43 points. Additionally, our Employee Engagement Index score reached 86% globally, reflecting a strong employee commitment to their work and our organization.

To deepen our understanding, the Workforce Experience Survey identifies organizational, digital, physical, and interpersonal areas for improvement based on employee feedback. This is designed to help us create a consistently positive work environment for our global teams. We utilized advanced digital tools, including machine learning, to deliver survey results efficiently to leaders, empowering them with actionable insights. This approach also supported our We’X committees, a dedicated group of employees who design and implement targeted action plans to address survey findings and foster a thriving workplace.

Cemex strives to respect internationally recognized human rights of employees by fostering a safe, inclusive, and equitable workplace, including, but not limited to, the right to safe and healthy working conditions; the right to fair wages, working hours, and employment practices; the right to nondiscrimination; and the right to data privacy.

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

Employees who believe that there may have been a violation of the principles laid down in our Human Rights Policy can report it through various channels, including local Human Resources departments, Ethics Committees and our secured ETHOS line internet website. Community members, contractors and suppliers are also encouraged to submit any potential violation of our Human Rights Policy or other guidelines stated in our Code of Ethics and Business Conduct through the ETHOSline. All allegations are treated confidentially to the extent possible and will be properly and promptly addressed. We strictly prohibit retaliation against anyone for reporting misconduct or unethical activity in good faith.

Apart from competitive compensation, more than 97% of our global workforce receives health and life insurance benefits beyond those required by local law in their respective countries. Approximately 99% of our global workforce receives retirement provision benefits above local requirements and more than 95% of our operations receive additional funds for disability and invalidity coverage beyond what is required by local laws in their respective countries.

(2) Customers and Suppliers

We strive to build long-term, trust-based relationships with our suppliers by providing clear and consistent requirements, fostering innovation and sustainable practices, promoting fair and transparent relationships, and maintaining open communication.

As part of our supplier registration process, suppliers are required to acknowledge and comply with our core business conduct policies, including: (i) our Code of Conduct When Doing Business With Us, (ii) our Code of Ethics and Business Conduct, which incorporates our Human Rights Policy, (iii) our Global Anti-Corruption Policy, and (iv) our Global Anti-Money Laundering Policy.

CEMEX • 2025 20-F REPORT • 93

PART I

We prioritize engagement with local suppliers, including small- and medium-sized enterprises, as we believe they strengthen supply chain resilience and contribute to a just transition toward a lower-carbon economy.

In line with our 2030 target to conduct sustainability assessments for our critical suppliers, we have implemented a risk-based ESG assessment framework. Cemex monitors ESG risk exposure of high-spend suppliers through a risk-assessment model developed with Moody’s, incorporating MSCI Indicative ESG Scores. The model evaluates contextual risk factors—including emissions intensity, regulatory environment, sector-specific operational risks, and supplier characteristics such as country and size—complemented by ongoing monitoring of ESG-related controversies, and integrates these insights into risk segmentation and prioritization within procurement.

In addition, Moody’s analytics provide selected financial indicators and ratios (when available), enabling a complementary view of suppliers’ financial risk profile.

Through this approach, we assess critical and high spend suppliers and identify suppliers with higher inherent ESG risk exposure, enabling enhanced monitoring and prioritization within our procurement processes. In 2025, our efforts focused on scaling coverage and strengthening risk measurement capabilities across our supplier base. As of December 31, 2025, we expanded our coverage to more than 8,000 suppliers evaluated globally.

(3) Communities

We engage with local communities to understand the impacts, risks, and opportunities of our activities on the environment and society and aim to co-create initiatives that are inclusive and forward-thinking.

Our Community Engagement Process is structured to identify and manage risks and impacts from our operations in our priority sites, considering their size, investment road map, and proximity to urban areas. Developed in alignment with ISO 26000 standard, our dedicated Community Engagement Committees, composed of cross-functional teams, supervise and implement this process. The process generally involves (i) identifying, classifying, evaluating and prioritizing our stakeholders considering their different expectations or needs and proximity to our operations; (ii) assessing industry issues such as pollution, traffic, and biodiversity loss to identify risks and opportunities and understand their financial, social, and environmental implications; (iii) defining mitigation measures to manage the potential impacts of previously identified risks and opportunities; (iv) creating Community Engagement Programs (“CEPs”) at a plant level alongside key stakeholders and local communities to prioritize and address topics and previously identified risks and opportunities; (v) periodically measuring our progress toward achieving our sustainability targets and assessing our impact through CEPs; and (vi) communicating our progress and findings, including our alignment to UN SDGs and other international standards to top management and external audiences through different means.

Leveraging our business strengths, we design targeted community programs and investments that we believe are capable of driving change and delivering transformative outcomes. Our social responsibility programs connect us with communities through dialogue and co-creation. These programs also help our neighboring communities understand our business and how it generates value for society.

Since 1998, Patrimonio Hoy has been our flagship social program, providing access to microfinancing, technical advice, maintenance solutions, and high-quality building materials to low-income families in Mexico. The program offers different payment schemes that adapt to the financial and construction needs of benefited families, enabling them to improve their homes and livelihoods. We also launched APP Patrimonio Hoy, an application and chatbot that gives Patrimonio Hoy partners visibility to all their project’s information digitally, thereby streamlining and personalizing their experience. More than 49% of Patrimonio Hoy partners have downloaded the application. As of December 31, 2025, through Patrimonio Hoy we have benefited more than 3.3 million people and built more than 5.4 million square meters, with 63% of beneficiaries being women.

CEMEX • 2025 20-F REPORT • 94

PART I

(4) Civil Society

(4)(a) Environment and Biodiversity Partners

We work closely with several partners to protect the environment and biodiversity of the countries in which we operate by engaging in fruitful partnerships with global, national and local organizations, among others.

(4)(b) Knowledge and Innovation Partners

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

(4)(c) Shared Value Partners

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

(4)(d) Industry and Business Associations

We actively participate in a range of global, regional, and national industry and business associations to strengthen partnerships, advance our advocacy efforts, and promote our products and solutions. Through this engagement—alongside peers across the sector—we contribute to dialogue and knowledge sharing on key issues, including the role of concrete as an essential material for construction with sustainable attributes and supportive public policies. As of December 31, 2025, we held nearly 100 industry leadership roles worldwide. The GCCA, of which we are a member, represents approximately 80% of the world’s cement production capacity outside of China. We continue to view this decade as a critical period for delivery, with collaboration between the public and private sectors playing a central role in advancing progress toward a carbon neutral society.

Health and Safety

Health and safety (“H&S”) remains our top value. We are working towards developing a culture within which everyone in our organization embraces H&S. We believe that the health and safety of our employees, contractors, and the people we interact with in our local communities on a day-to-day basis is of the utmost importance.

To help us meet our goals, we focus on three areas: (i) our Zero4Life initiative, pursuant to which we strive for a work environment with zero injuries; (ii) promoting a H&S culture under standardized global programs that foster a common

CEMEX • 2025 20-F REPORT • 95

PART I

principle of care across our operations in all geographies; and (iii) supporting the global well-being of our employees inside and outside of work by supporting them in caring for their emotional and physical health, financial fitness and workforce experience.

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

We are constantly working towards our ultimate target of zero injuries worldwide, evidenced by our Zero4Life objective. In 2025, we achieved our goal of reducing the LTI frequency rate to 0.3. Our employee Total Recordable Injuries (“TRI”) frequency rate decreased to 1.9, and we expect to reduce this rate further in 2026. The number of contractor LTIs increased by 24% when compared to 2024, and contractor TRIs increased by 8% in 2025. We continue to work on health-related actions to achieve a reduction in our employee sickness absence rate, which remained the same in 2025.

In 2025, we had 4 fatalities when considering third-party, contractor and employee fatalities, one more than in 2024. The number of employee fatalities increased from one to two. Information on our performance in this area is presented in the table below, in line with GCCA’s Guidelines and guidance. We also continued to make progress in most countries, as 97% of our operations achieved zero fatalities and LTIs of employees and contractors.

The following table sets forth our performance indicators with respect to safety by geographic location as of December 31, 2025, in accordance with the GCCA’s guidelines and guidance:

	Mexico	United States	Europe	MEA	SCA&C	Total Cemex

Total fatalities, employees, contractors and other third parties (#)	1	1	0	1	1	4

Fatalities employees (#)	1	1	0	0	0	2

Fatality rate employees(1)	0.6	1.2	0.0	0.0	0.0	0.5

Lost-time injuries (LTI), employees (#)	8	15	7	0	3	33

Lost-time injuries (LTI), contractors (#)	11	4	12	2	7	36

Lost-time injury (LTI) frequency rate, employees per million hours worked(2)	0.2	0.8	0.3	0.0	0.3	0.3

(1)	Incidents per 10,000 employees in a year.

(2)	Working hours are directly measured and/or obtained using recognized industry methods.

CEMEX • 2025 20-F REPORT • 96

PART I

At Cemex, training is a key part of our strategy to achieve our Zero4Life commitment. We continuously revise and seek to improve our training programs and strive for all our employees to possess the correct knowledge, skills, and experience to perform their jobs safely.

In 2024, we expanded our health and safety leadership development approach with a new process for operations leaders worldwide, making it accessible across all regions worldwide. From senior managers to frontline supervisors, leaders are encouraged to have one-on-one conversations with the person they report to, exchanging views and gaining feedback about their direct reports to identify safety performance strengths and opportunities prior to the year and then creating individual development plans that are measured throughout the year. The process starts with vice presidents, and cascades level by level, providing actionable development plans for operations leaders. In 2025, we continued to evolve this process with a second version and ran successful exercises in several regions with a view to implementing a robust campaign in 2026.

Strengthening health and safety leadership skills is an integral part of our talent management approach. Our Visible Felt Leadership (“VFL”) program was developed as a face-to-face training for leaders, helping them lead by example with frontline employees and contractors using a constant, consistent and positive approach. The course, now also available online, covers improved safety communication, leadership engagement, and proactive safety culture practices. In 2025, the online training was available in six languages and an additional 545 leaders who were new or pending to be trained attended the course. Over the past decade, VFL has consistently delivered benefits like heightened safety awareness, improved incident reporting, and enhanced safety culture.

In 2025, we continued implementing our Cemex Wellbeing Model to serve as a common framework for all our operations worldwide. This Model is helping to create a unified approach and a solid base to improve our wellbeing offering. We have developed a gap analysis tool to assist our operation teams when they need to define action plans for implementing the model. The initiative will be supported by medical professionals from our Global Health Forum of experts. Activities are focused on the four pillars of our Wellbeing Model: emotional health, physical health, financial fitness, and workforce experience. All activities included in the Cemex Wellbeing Model are designed to reduce the prevalence of health risks and encourage employees to live a healthy lifestyle both inside and outside the workplace.

As part of our Contractor Health and Safety Verification Program, we assess contractors’ health and safety practices across our operations in alignment with applicable regulations and internal standards in each country where we operate. The program is implemented in coordination with local operations and supported by our health and safety specialists, ensuring that contractor verification processes are applied according to regulatory requirements. Through this approach, we ensure full compliance with applicable legal requirements across our operations.

Customer Centricity

Cemex is dedicated to helping our customers succeed and our efforts are focused on what success means to them. We are passionate about finding new ways to inspire and satisfy them by innovating around their needs to surpass their expectations in every interaction. We aim to provide our customers with a superior omnichannel experience everywhere and every time, and are creating new opportunities to serve them better. In 2025, we focused on three key efforts:

(1) A Robust Voice of The Customer Program

We have been using Bain & Co.’s Net Promoter System to gather, manage, and act on customer feedback. The Net Promoter Score (“NPS”) is a key experience indicator used to measure our customers’ loyalty across all of our

CEMEX • 2025 20-F REPORT • 97

PART I

business units since 2018. In 2025, we achieved an outstanding annual global NPS result of 75, significantly above the Retently 2025 NPS benchmark of 34 for the construction and engineering industry and remaining above our 2030 NPS target of 70, which we updated from 60 to 70 in 2021.

This Net Promoter System allows us to transform our customers’ feedback into actionable improvements, leverage enhanced analytics to better understand them, and develop insights to design more targeted, data-based value propositions for them. In our ongoing efforts to address service challenges experienced by our customers, we established service committees across our operations, gradually expanding their presence to all our regions by 2018. These committees facilitate two-way communications with customers. Following the evaluation of customer feedback, local multidisciplinary teams implement initiatives to enhance customer service and address specific requests. Additionally, select customers participate in research activities, providing valuable feedback to co-create innovations within Cemex. We remain committed to our customer-centricity practice, and we annually recognize excellence, and promote the best practices adopted across our business units to continue fostering our customer-centric culture.

(2) Cemex: A Digital First Company

Superior customer experience is at the heart of our global Digital Forward initiative. From our operations, including production and supply chain, to our administration and support services, we have digitized our customer-facing processes.

(2)(a) Cemex Go

Cemex Go is our flagship digital solution that provides better services through digitalization and covers all customer transaction needs, from orders to payments helping us deliver a superior customer experience while making us a more efficient company. It integrates our online store/application, salesforce, and service centers to provide a consistent digital-first customer experience regardless of channel. Within Cemex Go, Ready-Mix Go allows customers to manage their ready-mix orders, including their online confirmation and real-time tracking via the web and mobile platforms.

As of December 31, 2025, approximately 60% of our orders from recurrent customers were placed through Cemex Go’s online store in 15 countries.

Our Cemex Go Acceleration program is designed to increase digital adoption across our customer base. The program focuses on enhancing platform functionality, strengthening systems integration and developing additional digital tools within the Cemex Go online store, with the objective of improving the customer experience and increasing the level of automation of our internal processes and practices. The program was initially deployed as a pilot in the Houston region and was expanded during 2025 to customers across multiple geographies and business lines in the United States, including Texas, California, and Arizona, as well as Mexico and the United Kingdom. As of December 31, 2025, the Houston market reached 90% of digital orders and 86% of order automation, which are scheduled orders without human intervention.

(2)(b) Cemex Go Link

Cemex Go Link allows customers to interact directly with our systems via digital platforms and Application Programming Interfaces (“APIs”).

By allowing for communication between systems, Cemex Go Link helps customers from six countries reduce operating costs, optimize internal processes, and automate tasks such as creating orders, invoices, and reviewing invoices and delivery tickets.

CEMEX • 2025 20-F REPORT • 98

PART I

(2)(c) Cemex Go CRM: The Digital Ally for Customer Relationship Service

Cemex Go Customer Relationship Management (“CRM”) is our commercial advisors’ main digital tool that helps them manage customer relationships more efficiently and systematically. Currently available in multiple geographies, we continue upgrading the tool and releasing new features to increase its global presence and help commercial teams save time planning and managing daily activities by personalizing customer follow-up activities. In 2025, CRM helped our commercial teams were able to better advise our customers on our service delivery through data-driven sales forecasting and cross-selling. In parallel, we are making significant strides in enhancing the digitalization and automation of our quoting process and price integration to improve customer and employee experiences. Our efforts are focused on tailoring the quoting experience to meet the diverse needs and purchasing behaviors of our customers, making the quoting experience timely, accurate, and transparent across all our purchasing platforms.

(2)(d) Construrama Online and Virtual Storefront for Professionals and Selfbuilders

Construrama.com serves as the e-commerce platform for Construrama, the leading building materials distribution network in Mexico. In 2025, over 5,000 online customers purchased products from an extensive catalog containing more than 45,000 SKUs through the Construrama.com website or the mobile application.

Our Virtual Storefront is our online store tailored to deliver a seamless ready-mix experience for contractors and self-builders through a simple and fast e-commerce platform. This tool guides customers in Mexico, Colombia, and multiple markets across the United States to select the right concrete products, place orders, and pay online using cash or card. We plan to continue expanding this footprint in key markets while securing higher profitability per order.

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

An AI driven customer visibility application holds personalized conversations by identifying customers and providing customized responses and solutions. Intelligent routing boosts productivity, directing customers to proper support staff to resolve issues. Our AI platform delivers personalized, efficient, and data-driven solutions.

In 2025, we significantly advanced standard processes and platforms for our omnichannel customer experience, leveraging data to enable and promote rich, agile, personalized, and Digital First customer interactions. As part of our operational optimization strategy, we consolidated the San Antonio service center into Houston, improving scale, efficiency, and resource utilization. Building on this approach, we started plans to further streamline operations through the consolidation of Northern California service centers in 2026 and selected operations in the East region. These efforts reinforce our focus on standardization, increased agent productivity, and a more seamless and consistent customer experience across channels.

CEMEX • 2025 20-F REPORT • 99

PART I

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

As a result of our internal learning efforts, our sales force is prepared to become trusted advisors for our customers and offer on-site support to their construction projects. Through Cemex University, our sales force has access to five Masterclasses designed to increase their knowledge of sustainable construction, including design, green certifications, and credits through our Vertua portfolio of products. These Masterclasses, available in eight languages, enable us to help our customers achieve their sustainable construction projects and targets, while supporting our goal of achieving net zero CO2 by 2050. As of December 31, 2025, 1,250 sales advisors and managers have participated in this continuous learning program.

As part of the Company’s broader digitalization efforts to enhance customer experiences and optimize commercial processes, our customers and sales force also benefit from Generative AI Assistants. TAVO is a virtual assistant powered by generative AI designed to support our sales force with queries and insights to fulfill their commercial objectives. Through TAVO, our sales force can access relevant information to help our customers achieve their construction and sustainability goals including product catalog technical specifications or Vertua product characteristics and benefits. On the other hand, our AI chatbot Olivia helps provide faster responses to our customers’ most common questions. In 2025, we augmented Olivia’s capabilities with generative AI which we are piloting in Mexico

OTHER RELEVANT TOPICS

Digital Forward

One of our significant efforts on operational improvements is our Digital Forward initiative, a company-wide digital transformation program aimed at improving efficiency, reducing costs, and enhancing the customer experience. The program extends across all core business functions, including commercial, supply chain, production, and administration

The Digital Forward framework is structured around four core areas: (i) digitalizing the commercial experience by expanding self-service capabilities and driving digital adoption through the Cemex Go Acceleration program, (ii) integrating the supply chain using AI and real-time data to improve visibility and responsiveness, (iii) transforming production processes through advanced technologies to increase efficiency and sustainability, and (iv) scaling administrative and support services by automating internal transactions and reporting.

The program is supported by three primary enablers: (i) promoting innovation by engaging with startups and incorporating emerging technologies, (ii) advancing data and AI capabilities to generate actionable insights and improve decision-making, and (iii) developing workforce capabilities through continuous learning and cross-functional collaboration

CEMEX • 2025 20-F REPORT • 100

PART I

Furthermore, we intend to achieve energy cost-savings by actively managing our energy contracting and sourcing, and by increasing our use of alternative fuels. We believe that these cost-saving measures could better position us to quickly adapt to potential increases in demand and thereby benefit from the operating leverage we have built into our cost structure. In a number of our core markets, such as Mexico, we launched initiatives aimed at reducing the use of fossil fuels, consequently looking to reduce our overall energy costs.

Governance Efforts

We work on maintaining high ethical standards and following best practices in our corporate governance model, which is designed to go beyond basic compliance with laws and regulations. Our aim is to achieve a superior performance that fosters strong, sustained economic growth while seeking to uphold a high level of integrity.

Within our governance system, our Board of Directors is primarily responsible for approving our corporate strategy and supervising the Company’s overall operations. In doing so, our Board of Directors takes into account laws and regulations, best practices and guidelines, stakeholder interests, society’s values and ideals, global and local trends, risks and opportunities, and circumstances that the Company must address. Additionally, our Board of Directors guides the Company through the development, implementation, and oversight of compliance with company mandates, guidelines, policies, controls, and procedures. For more information on our Board of Directors, see “Item 6. Directors, Senior management, and Employees.”

In performing its functions, our Board of Directors is aided by three Committees with specialized areas of expertise. These Committees provide counseling and advice and may handle specific tasks on our Board of Directors’ agenda. The members of our Audit Committee, Corporate Practices and Finance Committee, and Sustainability, Climate Action, Social Impact, and Diversity Committee are appointed by our shareholders. For more information on the Committees of our Board of Directors, see “Item 6. Directors, Senior management, and Employees.”

Our Chief Executive Officer and members of our senior management execute our strategy and oversee the day-to-day operations of our Company and constantly interact with our Board of Directors and certain stakeholders. For more information on our senior management, see “Item 6. Directors, Senior management, and Employees.”

At Cemex, we are committed to conducting our business in compliance with applicable laws, regulations, and corporate policies, controls and procedures, while upholding high ethical standards. These principles are embedded in our Code of Ethics and Business Conduct, which employees are required to ratify periodically. For more information on our Code of Ethics and Business Conduct, see “Item 16B. Code of Ethics.”

Our governance best practices include global compliance, audit, and training programs, as well as initiatives on ethical business dealings and conflicts of interest, among other related matters. Cemex’s Global Compliance Program incorporates risk analysis, due diligence and third-party risk management, trainings, legal audits and investigations, and global communication campaigns. The main matters covered by our Global Compliance Program include: (i) verification that third parties we do business with are reputable and are aligned with our values, (ii) review of conflicts of interest, (iii) review of related party transactions seeking to comply with applicable regulations and market practices, (iv) anti-corruption and anti-money laundering prevention, and (v) compliance with trade controls, economic sanctions, anti-terrorism and anti-boycott laws.

ETHOSline is our main intake channel and trusted reporting system for ethics and compliance concerns. Employees, stakeholders, or third parties can raise issues via our online portal, email, phone line, or other reporting channels, including local and global committees. We strongly encourage reporting and maintain a strict no-retaliation policy for those who report in good faith. ETHOSline is our institutional reporting mechanism, accessible through our website, mobile devices, or our intranet, that is open and free for anyone to use. This secure, confidential, and independent

CEMEX • 2025 20-F REPORT • 101

PART I

platform is available 24 hours a day, seven days a week, to both employees and the general public, including our third parties, to report any allegations of misconduct anonymously or confidentially. To secure confidentiality, ETHOSline runs on a platform provided by NAVEX Global, a third-party expert on ethics and compliance reporting. Certain reports go directly to the Company’s internal audit area, which directly reports to Cemex, S.A.B. de C.V.’s Board of Directors’ Audit Committee, composed exclusively of independent board members. In addition, specific reports are submitted directly to the Chair of the Audit Committee.

To achieve impartial, credible, fair, and consistent results, our ETHOS governing bodies must abide by our ETHOS manuals which provide directives and guidelines on how to properly manage reports, complaints, and inquiries received through ETHOSline, with the purpose of guaranteeing an effective end-to-end process. In 2025, 143 executives, who are members of our ETHOS governing bodies, received training on global ethical trends and investigation procedures. During the year ended December 31, 2025, a total of 1,172 cases were reported through our official channels, of which approximately 91% were received through ETHOSline, approximately 6% were received through local committees, and less than 3% were received through our Global Ethics and Compliance Committee. Out of those cases, 1,066 were closed by the end of 2025, of which 28% were substantiated. As a result of the investigations, 84 employees were dismissed, 15 employees received remedial training, 154 employees were subject to disciplinary action, five vendors were prohibited from working with Cemex, and eight vendors were subjected to remedial measures. Additionally, 14 internal processes and policies were reviewed and updated. We also resolved 25 inquiries through our official channels. Cemex also has a Global Workplace Diversity, Equity & Inclusion Policy designed to foster a culture of respect, openness and belonging, aligned with our “One Cemex” value. This policy was approved by the Cemex Organization & Human Resources Department and ratified by the Board of Directors. The implementation and supervision of this policy is the responsibility of the Cemex Organization & Human Resources Department, supported by other departments such as the Social Impact Department. Cemex also has a process to safeguard whistleblowers from retaliation. This process includes providing individual follow-up to whistleblowers after the submission and resolution of their cases through surveys. Additionally, for employee reporters, we assess changes in their employment status following their report.

For information on other governance matters relating to our Company, see “Item 6. Directors, Senior management, and Employees,” “Item 16B. Code of Ethics,” “Item 16G. Corporate Governance,” “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections” and “Item 16K. Cybersecurity.”

User Base

Cement is the primary building material in the industrial and residential construction sectors of the majority of markets in which we operate. We believe that the lack or shortage of available cement substitutes further enhances the marketability of our product. The primary end-users of cement in each region in which we operate vary but usually include, among others, wholesalers, ready-mix concrete producers, industrial customers and contractors in bulk. Additionally, sales of bagged cement to individuals for self-construction and other basic needs have traditionally been a significant component of the retail sector. The end-users of ready-mix concrete generally include homebuilders, commercial and industrial building contractors and road builders. Major end-users of aggregates include ready-mix concrete producers, mortar producers, general building contractors and those engaged in road building activity, asphalt producers and concrete product producers. Our Urbanization Solutions have a wide user base which includes, but is not limited to, architects, civil engineers, builders, developers and paving and general contractors, in addition to ready-mix concrete, cement and mortars producers. In summary, because of the many favorable qualities of our products and solutions, a considerable number of builders and other users worldwide use our cement, ready-mix concrete, aggregates and Urbanization Solutions for almost every kind of construction project in the infrastructure, commercial and residential segments. As of December 31, 2025, we did not depend on any single existing customer

CEMEX • 2025 20-F REPORT • 102

PART I

to conduct our business and the loss of any of our existing customers individually would not have had a material adverse effect on our financial condition or results of operations. For the period ended December 31, 2025, none of our individual customers represented more than 10% of our consolidated revenues.

Cemex’s Corporate Structure as of December 31, 2025

Cemex, S.A.B. de C.V. is an operating and a holding company that primarily operates its business through subsidiaries which, in turn, hold interests in Cemex’s cement, aggregates, ready-mix concrete and Urbanization Solutions operating companies, as well as other businesses. Cemex, S.A.B. de C.V. also owns a substantial part of the intangible assets and intellectual property used by it and its operating subsidiaries in connection with the conduct of their respective business operations worldwide. The following chart summarizes Cemex’s corporate structure as of December 31, 2025. Unless otherwise indicated, this chart includes Cemex’s approximate direct or indirect, or consolidated, percentage equity ownership or economic interest of each subsidiary included. The chart has been simplified to show only some of Cemex’s major holding companies and/or operating companies in most of the main countries in which Cemex operates, and/or relevant companies in which Cemex holds a significant direct or indirect interest and does not include all of Cemex’s operating subsidiaries and its intermediate holding companies.

CEMEX • 2025 20-F REPORT • 103

PART I

(1)	Includes Cemex’s direct or indirect, or consolidated, interest.

(2)	Includes COM’s, CIH’s and Cemex, S.A.B. de C.V.’s interest, as well as shares held in Cemex España’s treasury.

(3)	Includes Cemex España’s direct or indirect, or consolidated, interest.

(4)	Includes Cemex UK’s direct or indirect, or consolidated, interest.

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

(7)

Represents CLH’s direct and indirect, or consolidated, interest in ordinary and preferred shares and excludes shares held in Cemex Colombia’s treasury. On December 16, 2025, the spin-off of Cemex Colombia was formalized, pursuant to which the companies Cemex Caracolito S.A., Cemex Concreto S.A., and Cemex Santa Rosa S.A. were created. Cemex Colombia survived the spin-off. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Business and Operations—Divestment of a Portion of our Operations in Colombia” for more information regarding the pending divestment of part of our operations in Colombia, including Cemex Caracolito S.A., Cemex Concreto S.A., and Cemex Santa Rosa S.A.

(8)	Includes Cemex Colombia’s 99% interest and Corporación Cementera Latinoamericana S.L.U.’s (“CCL”) 1% interest.

CEMEX • 2025 20-F REPORT • 104

PART I

(9)	Includes TCL’s direct and indirect 74.08% interest and COM’s direct 4.96% interest.

(10)	Includes RMC Holdings B.V.’s direct or indirect, or consolidated, interest.

Commencing with the year ended December 31, 2025, our operations are organized and reported in five reportable operating segments: (1) Mexico, (2) United States, (3) Europe, (4) MEA, and (5) SCA&C. Europe includes the United Kingdom, France, Germany, Poland, Spain, the Czech Republic and Croatia. MEA includes Israel, Egypt and the UAE. SCA&C includes Colombia, Puerto Rico, Nicaragua, Jamaica and the Caribbean.

Although Europe and MEA are internally managed together as a single region, they are presented as two separate reportable operating segments to address differences regarding economic conditions, customer purchasing power, pricing strategies, profitability, currencies, demographics and geographic locations.

Our Operations in Mexico

Overview. For the year ended December 31, 2025, our operations in Mexico represented 27% of our consolidated external revenues in Dollar terms. As of December 31, 2025, our operations in Mexico represented 36% of our total installed cement capacity and 19% of our total assets, in Dollar terms.

Following the completion of its expansion involving the construction of a new kiln and a mill, as of December 31, 2025, our Tepeaca cement plant in Puebla, Mexico had a production capacity of 4.2 million tons of cement per year based on mill capacity. In May 2021, to generate enough supply to meet the increasing demand in the U.S. market and strengthen our position in the region, we resumed our operations in our CPN cement plant in Sonora, which has a production capacity of 1.7 million tons of cement per year.

In March 2022, following the successful restart of our operations in our CPN cement plant in Sonora, we announced the reactivation of our second kiln in our CPN cement plant in Sonora to continue leveraging Cemex’s regional trading network to meet growing cement demand throughout the western United States. This project was completed during the fourth quarter of 2022. As market conditions in the United States evolved, the CPN cement plant operated as a backup asset within Cemex’s regional supply network, providing flexibility to supply incremental volumes when required. As of the second half of 2025, operations at the CPN cement plant have been placed on standby.

In 2025, we also continued advancing our capacity expansion project at our Mérida plant in Yucatán, which is expected to enter operations in 2026.

In 2001, we launched the Construrama program, a registered brand name for construction materials stores. The program offers an exclusive group of Mexican distributors the opportunity to operate under the Construrama brand, with a standardized concept that includes store format, image, marketing, products, and services. As of December 31, 2025, more than 1,000 independent concessionaires, representing over 2,000 stores, were part of the Construrama network, with nationwide coverage.

Industry. For 2025, the National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía) indicated that total construction activity in Mexico decreased 1.1% as of December 2025 (seasonally adjusted figures).

Cement in Mexico is sold mainly through distributors, with the remaining balance sold through ready-mix concrete producers, manufacturers of precast concrete products and construction contractors. Cement sold through distributors is mixed with aggregates and water by the end user at the construction site to form concrete. Ready-mix concrete producers mix the ingredients in plants and deliver it to local construction sites in mixer trucks, which pour the concrete. Unlike more developed economies, where purchases of cement are concentrated in the commercial and industrial sectors, retail sales of cement through distributors in 2025 accounted for approximately 57% of Mexico’s

CEMEX • 2025 20-F REPORT • 105

PART I

demand (bagged presentation). Individuals who purchase bags of cement for self-construction and other basic construction needs are a significant component of the retail sector. We believe that this large retail sales base is a factor that significantly contributes to the overall performance of the cement market in Mexico.

The retail nature of the Mexican cement market also enables us to foster brand loyalty, which distinguishes us from other worldwide producers selling primarily in bulk. We own the registered trademarks for our brands in Mexico, such as “Tolteca,” “Monterrey,” “Maya,” “Anahuac,” “Campana,” “Gallo,” and “Centenario,” for gray cements and mortar and, additionally, “Multiplast” for coatings. In 2024, we launched “Antihumedad” cement, a grey Portland cement with advanced water-repellent properties that inhibit moisture filtration. We believe that these brand names are important in Mexico since cement is principally sold in bags to retail customers who may develop brand loyalty based on differences in quality and service. We also have trademark registrations for our special concrete’s brands such as “Promptis,” “Resilia,” “Pervia,” “Insularis,” and “Evolution.” In Mexico, we introduced Vertua as a value cement and concrete brand. Vertua is Cemex’s global brand for low carbon footprint products. In addition, we own the registered trademark for the “Construrama” brand name for construction material stores and for our new digital solution we have trademark registrations for “Cemex Go” and “Olivia.”

Competition. As of December 31, 2025, the major cement producers in Mexico were Cemex; Holcim; Sociedad Cooperativa Cruz Azul, a Mexican operator; Cementos Moctezuma, an associate of Cements Molins and Buzzi-Unicem; Fortaleza Materiales (formerly named Elementia) and GCC, S.A.B. de C.V. (“GCC,” formerly named Grupo Cementos de Chihuahua, S.A.B. de C.V.), a Mexican operator in whose majority holder, Camcem, S.A. de C.V., we hold a minority interest. As of December 31, 2025, the major ready-mix concrete producers in Mexico were Cemex, Holcim, Cementos Moctezuma and GCC. In addition, as of December 31, 2025, the use of non-integrated ready-mixers has been increasing.

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

For 2025, new capacity entered the market through the completion of Holcim’s expansion at its Macuspana plant in Tabasco. Additionally, Cementos Moctezuma announced a capacity expansion at its Tepetzingo plant in Morelos, expected to become operational in early 2026.

As of December 31, 2025, Cruz Azul has announced it will open a new plant in Campeche, expected to begin operations in 2027.

Urbanization Solutions. In Mexico, for the year ended December 31, 2025, in terms of revenues, admixtures and mortars were the main contributors. These businesses operate with full national coverage.

CEMEX • 2025 20-F REPORT • 106

PART I

Our Operating Network in Mexico

During 2025, we operated 15 cement plants, 108 cement distribution centers and eight marine terminals located throughout Mexico.

Cement Plants 15
Marine Terminals 8
Ready-mix Plants 252
Distribution Centers 108

2
2
1
2
2
1
1
1
2
1
1

1 **Aggregate Quarries** **16**

We operate cement plants on the Gulf of Mexico and Pacific coasts of Mexico, most of the time allowing us to take advantage of attractive transportation costs to export to the United States and the SCA&C region, when possible.

CEMEX • 2025 20-F REPORT • 107

PART I

Products and Distribution Channels

Cement. For the year ended December 31, 2025, our cement operations represented 57% of our external revenues from our operations in Mexico in Dollar terms and our domestic cement sales volume represented 96% of our total cement sales volume in Mexico. As a result of the retail nature of the Mexican market, our operations in Mexico are not dependent on a limited number of large customers. The total volume of the five most important distributors accounted for 14% of our total cement sales by volume in Mexico in 2025 (excluding our in-house channels).

Ready-Mix Concrete. For the year ended December 31, 2025, our ready-mix concrete operations represented 30% of our external revenues from our operations in Mexico in Dollar terms. Our ready-mix concrete operations in Mexico purchase substantially all their cement requirements from our cement operations in Mexico. Ready-mix concrete is sold through our own internal sales force and facilities network.

Aggregates. For the year ended December 31, 2025, our aggregates operations represented 3% of our external revenues from our operations in Mexico in Dollar terms.

Urbanization Solutions and Others: For the year ended December 31, 2025, our Urbanization Solutions and other businesses operations represented 10% of our external revenues from our operations in Mexico in Dollar terms.

Exports. Our operations in Mexico export a portion of their cement production, mainly in the form of cement and to a lesser extent in the form of clinker. Exports of cement by our operations in Mexico represented 4% of our total cement sales volume in Mexico for 2025. In 2025, 66% of our cement exports from Mexico were to the United States and 34% were to our SCA&C segment.

The cement and clinker exports by our operations in Mexico to the United States are mostly marketed through our trading network subsidiaries. Our cement and clinker transactions between Cemex and its subsidiaries, are conducted on an arm’s-length basis.

Production Costs. Our cement plants in Mexico primarily utilize pet coke and alternative fuels. Two 20-year pet coke supply contract agreements with PEMEX Madero refinery expired at the end of September 2022. The contracts were replaced by a five-year supply agreement awarded in a tender for an estimated 30% of our pet coke consumption. By the end of October 2022, PEMEX unilaterally suspended deliveries from the Cadereyta refinery in two additional contracts. Cemex and PEMEX agreed on a new pricing methodology based on the current pet coke market for the remainder of the contract period. Following an unsuccessful tender by PEMEX, in which most of the pet coke volume from the Cadereyta facility was not allocated, PEMEX awarded different spot volume contracts from June 2025 until December 2025. In addition, a new long-term agreement was awarded in 2025 with an expiration date of December 31, 2030. Cemex was also awarded a two-year contract for the Minatitlan refinery in November 2022, renewed in 2025. In general, we have been able to purchase pet coke in the open market when needed to make up for any quantities not supplied by PEMEX. In addition, in 1992, our operations in Mexico began using alternative fuels to further reduce the consumption of residual fuel oil and natural gas. These alternative fuels represented 20.6% of the total fuel consumption for our cement plant operations in Mexico in 2025. For additional information, see “Item 5. Operating and Financial Review and Prospects—Trend Information—Summary of Material Contractual Obligations and Commercial Commitments—Cash Requirements.”

In 1999, we entered into an agreement with an international partnership, which financed, built and operated TEG, a 230 megawatt (“MW”) energy plant in Tamuín, San Luis Potosí, Mexico. We entered into this agreement to reduce the volatility of our energy costs. The power plant commenced commercial operations in April 2004. In 2007, the original operator was replaced and the agreement was extended to 2027. In 2024, TEG migrated to the wholesale market to supply Cemex load points as well as our cement plants. As of the date of this annual report, we have 10 plants

CEMEX • 2025 20-F REPORT • 108

PART I

enabled to receive energy from the wholesale market. For additional information, see “Item 5. Operating and Financial Review and Prospects—Trend Information-Summary of Material Contractual Obligations and Commercial Commitments—Cash Requirements,” and “Item 4. Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters—Mexico.”

In 2006, to take advantage of the high wind potential in the “Tehuantepec Isthmus,” Cemex and the Spanish company ACCIONA, S.A. (“ACCIONA”), formed an alliance to develop a wind farm project (“EURUS”) for the generation of 250 MW in the Mexican state of Oaxaca. The installation of 167 wind turbines on the farm was finished on November 15, 2009. For additional information, see “Item 5. Operating and Financial Review and Prospects—Trend Information—Summary of Material Contractual Obligations and Commercial Commitments—Cash Requirements.”

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

The two projects, EURUS and Ventikas, together supplied 19% of Cemex’s overall electricity needs in Mexico.

On October 24, 2018, to take advantage of lower electric energy prices, we entered into agreements for a period of 20 years with Tuli Energía, S. de R.L. de C.V. (“Tuli Energía”) and Helios Generación, S. de R.L. de C.V. (“Helios Generación”) to acquire a portion of the energy generated by such solar projects. The solar plants located in the Mexican state of Zacatecas have a combined generation capacity of 300 MW. These solar plants started producing test energy in September 2019, and the effective commencement date of such agreements was December 2019 for Tuli Energía and April 2020 for Helios Generación.

We have, from time to time, purchased hedges from third parties to reduce the effect of volatility in energy prices in Mexico. See “Item 5. Operating and Financial Review and Prospects—Trend Information—Summary of Material Contractual Obligations and Commercial Commitments—Cash Requirements.” Additionally, a Cemex subsidiary participated as a buyer in the third long-term power auction organized in 2017 by the National Center for Energy Control (Centro Nacional de Control de Energía) (“CENACE”) (the independent system operator) and has been allocated a 20-year contract, that started in November 2020. The contract is for 16,129 clean energy certificates per year for compliance with legal requirements and 14.9 GWh/a of electric power.

Description of Properties, Plants and Equipment. As of December 31, 2025, we had 15 wholly-owned cement plants (14 of them active) with a cement installed capacity of 28.2 million tons per year and proportional interests through associates in three other cement plants located throughout Mexico. We have exclusive access to limestone quarries and clay reserves near each of our plant sites in Mexico. As of December 31, 2025, all of our producing plants in Mexico utilized the dry process.

As of December 31, 2025, we had a network of 108 land distribution centers in Mexico, which are supplied through a fleet of our own trucks and rail cars, as well as leased trucks and rail facilities, and operated eight marine terminals. In addition, we had 252 ready-mix concrete plants (33 were temporarily inactive) throughout 68 cities in Mexico, approximately 2,350 ready-mix concrete delivery trucks and 16 aggregate quarries (four were temporarily inactive).

Capital Expenditures. We made capital expenditures of $264 million in 2023, $315 million in 2024 and $236 million in 2025.

CEMEX • 2025 20-F REPORT • 109

PART I

Our Operations in the United States

Overview. For the year ended December 31, 2025, our operations in the United States represented 31% of our consolidated external revenues in Dollar terms. As of December 31, 2025, our operations in the United States represented 16% of our total installed cement capacity and 45% of our total assets, in Dollar terms. As of December 31, 2025, Cemex, Inc. was the main holding company of our operating subsidiaries in the United States.

Industry. Demand for cement is derived from the demand for ready-mix concrete and concrete products which, in turn, is dependent on the demand for construction. The construction industry is composed of three major sectors: the residential, nonresidential and public sectors. The public sector is the most cement-intensive sector, particularly for infrastructure projects such as streets, highways and bridges. Just as construction is highly pro-cyclical, so is each subsector.

The construction industry consistently grew over the decade preceding the COVID-19 pandemic as it recovered from the collapse suffered during and in the immediate aftermath of the Great Recession. From 2010 through 2019, real annual gross domestic product (“GDP”) growth averaged 2.4% as the value of total construction put-in-place increased 6.2% annually, on average, in nominal terms. Similar to the recovery from the Great Recession, the three segments that drive cement demand-residential, nonresidential buildings, and public construction-have each recovered from the 2020 pandemic-induced recession at different paces. Housing led the economic recovery as total starts surged to 1.6 million in 2021, a 16.0% increase over 2020 and the highest level since 2006. Single-family starts declined 6.9% in 2025, ending the year at 943,000, 38.5% higher than the 2010 to 2019 average. In contrast, the real value of nonresidential buildings starts increased 1.6% in 2025, which was driven by a 35.4% surge in office and data center construction that offset a 5.1% decrease in other nonresidential starts. Additionally, private fixed investment in nonresidential structures subtracted less than 1% from GDP growth in 2025 after adding to growth the prior three years. The real value of nonbuilding (i.e., infrastructure) starts increased for the fourth consecutive year in 2025, climbing 14.4%, or approximately five times the 2024 segment growth (2.9%).

Cement demand had been increasing annually since 2014, prior to declining 0.7%, 5.2% and 1.8% in 2023, 2024 and 2025, respectively. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business Operations—Economic conditions globally, including persistently elevated inflation and interest rates, particularly in countries where we operate, have affected and may continue to adversely affect our business, financial condition, liquidity, and results of operations.” High mortgage rates resulting from Federal Reserve interest rate increases and quantitative tightening could result in lower than expected single family housing demand. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Operations.”

Competition. As of December 31, 2025, the cement industry in the United States was highly competitive, including national and regional cement producers in the United States. As of December 31, 2025, our principal competitors in the United States were Holcim, CRH plc, Buzzi-Unicem SpA, Quikrete Holdings Inc., and Heidelberg Materials AG (“Heidelberg”).

As of December 31, 2025, the independent U.S. ready-mix concrete industry was highly fragmented. According to the National Ready Mixed Concrete Association (“NRMCA”), it is estimated that as of December 31, 2025, there were about 6,800 ready-mix concrete plants that produce ready-mix concrete in the United States and about 70,000 ready-mix concrete mixer trucks that delivered the concrete to the point of placement. The NRMCA estimates that, as of December 31, 2025, the value of ready-mix concrete produced by the industry was approximately $45 billion per year. Given that the concrete industry has historically consumed approximately 75% of all cement produced annually in the United States, many cement companies choose to develop concrete plant capabilities.

Aggregates are widely used throughout the United States for all types of construction because they are the most basic materials for building activity. The United States Geological Survey (“USGS”) estimates over 2.6 billion tons of aggregates were produced in 2025, a decrease of about 0.8% over 2024. As of December 31, 2025, crushed stone

CEMEX • 2025 20-F REPORT • 110

PART I

accounted for 62% of aggregates consumed, sand and gravel for 38%. These products are produced in all 50 states and had a value of $39 billion as of December 31, 2025. The United States aggregates industry is highly fragmented and geographically dispersed. The top 10 producing states for crushed stone represented more than 55% of all production and 54% for sand and gravel as of year-end 2025. According to the USGS, during 2025, an estimated 3,400 companies operated 6,500 sand and gravel sites and 1,400 companies operated 3,500 crushed stone quarries.

Urbanization Solutions. In the United States, for the year ended December 31, 2025, in terms of revenues, related services and concrete block were the main contributors. These businesses are located mainly in the state of Florida.

Our Operating Network in the United States

The maps below reflect the location of our operating assets, including our cement plants and cement terminals giving service to our operations in the United States as of December 31, 2025.

CEMEX • 2025 20-F REPORT • 111

PART I

Products and Distribution Channels

Cement. For the year ended December 31, 2025, our cement operations represented 24% of our external revenues from our operations in the United States, in Dollar terms. In the United States, we deliver cement by truck and rail, and cement is occasionally picked up directly by customers at our plants. Otherwise, shipments go to distribution terminals where customers pick up the product by truck or we deliver the product by truck. The majority of our cement sales in the United States are made directly to users of gray portland and masonry cements, generally within a radius of approximately 200 miles of each plant.

Ready-Mix Concrete. For the year ended December 31, 2025, our ready-mix concrete operations represented 55% of our external revenues from our operations in the United States, in Dollar terms. Our ready-mix concrete operations in the United States purchase most of their cement aggregates requirements from our cement operations in the United States. Our ready-mix concrete products are mainly sold to residential, commercial and public contractors and to building companies.

Aggregates. For the year ended December 31, 2025, our aggregates operations represented 15% of our external revenues from our operations in the United States, in Dollar terms. Our aggregates are consumed mainly by our internal operations and by our trade customers in the ready-mix, concrete products and asphalt industries.

Urbanization Solutions and Others: For the year ended December 31, 2025, our Urbanization Solutions and other businesses operations represented 6% of our external revenues from our operations in the United States in Dollar terms.

Production Costs. The largest cost components of our plants are usually electricity and fuel. Fuel accounted for 17% of our total production costs of our cement operations in the United States in 2025. As of December 31, 2025, we had been implementing initiatives and projects to reduce our fuels costs, such as increasing flexibility to consume different fuels, such as coal, pet coke, natural gas and alternative fuels and leveraging the improvement of the thermal efficiency of our kilns. By retrofitting our cement plants to handle alternative energy fuels, we believe we have gained more flexibility in supplying our energy needs and have become less vulnerable to potential price spikes in energy. Power costs in 2025 represented 11% of the cash manufacturing cost of our cement operations in the United States, which represents production cost before depreciation. We aim to improve the efficiency of our electricity usage of our cement operations in the United States, concentrating our manufacturing activities in off-peak hours and negotiating lower rates with electricity suppliers.

Description of Properties, Plants and Equipment. As of December 31, 2025, we operated a geographically diverse base of eight cement manufacturing plants in the United States located in Alabama, California, Colorado, Florida, Georgia, Tennessee, and Texas, and had a total installed cement capacity of 12.1 million tons per year. As of December 31, 2025, we operated a distribution network of 34 cement terminals and 11 deep-water import terminals. All of our eight cement production facilities in 2025 were wholly owned by Cemex entities. As of December 31, 2025, Cemex entities had 279 ready-mix concrete plants (35 were temporarily inactive) located in Alabama, Arizona, California, Florida, Georgia, Idaho, Nevada, Tennessee, Texas, and Virginia and operated a total of 52 aggregate quarries (six were temporarily inactive) in Alabama, Arizona, California, Florida, Georgia, South Carolina, and Texas, one of these quarries was located in Canada. As of December 31, 2025, we had 20 concrete block facilities.

In the United States, we have continued to take a number of actions to streamline our operations and improve productivity, including temporary capacity adjustments and rationalizations in some of our cement network, and shutdowns of ready-mix concrete and block plants. As of December 31, 2025, we were utilizing approximately 87% of our ready-mix concrete plants, 95% of our block manufacturing plants and 88% of our operating aggregate quarries in the United States.

CEMEX • 2025 20-F REPORT • 112

PART I

Capital Expenditures. We made capital expenditures of $521 million in 2023, $486 million in 2024 and $531 million in 2025 in our operations in the United States.

Europe

Overview. Europe includes the United Kingdom, France, Germany, Poland, Spain, the Czech Republic and Croatia. For the year ended December 31, 2025, our business in Europe represented 24% of our consolidated external revenues in Dollar terms. As of December 31, 2025, our operations in Europe represented 27% of our total installed cement capacity and 16% of our total assets, in Dollar terms.

As of December 31, 2025, we were a leading provider of building materials in the United Kingdom with vertically integrated cement, ready-mix concrete, aggregates and asphalt operations, and we were also an important provider of concrete and precast materials solutions such as concrete block, concrete block paving, flooring systems and sleepers for rail infrastructure.

As of December 31, 2025, we were a leading ready-mix concrete producer and a leading aggregates producer in France, where we distribute most of our materials by road and a significant quantity by waterways, seeking to maximize the use of this efficient and sustainable alternative.

As of December 31, 2025, we were a leading provider of building materials in Germany, with vertically integrated cement, ready-mix concrete and aggregates businesses.

As of December 31, 2025, we were a leading provider of building materials in Poland, serving the cement, ready-mix concrete and aggregates markets. As of December 31, 2025, we operated two cement plants (both active) and one grinding mill with an installed cement capacity of 3.5 million tons per year. As of December 31, 2025, we also operated 39 ready-mix concrete plants (three were temporarily inactive), six aggregate quarries (all of them active), two distribution centers and two marine terminals in Poland.

As of December 31, 2025, we were a leading provider of building materials in Spain, serving the cement, ready-mix concrete and aggregates markets. As of December 31, 2025, our operations in Spain included six cement plants (two were temporarily inactive) with an annual installed cement capacity of 7.7 million tons. As of December 31, 2025, we also had 27 distribution centers, including 17 land and 10 marine terminals, 45 ready-mix concrete plants (12 were temporarily inactive), 21 aggregate quarries (eight were temporarily inactive), eight mortar plants (three of them inactive), and one admixture plant.

As of December 31, 2025, we were a leading producer of ready-mix concrete and aggregates in the Czech Republic. We also distribute cement in the Czech Republic. As of December 31, 2025, we operated one cement plant and one grinding mill with annual cement installed capacity of 1.7 million tons, one cement terminal and one admixtures plant in the Czech Republic. As of December 31, 2025, we also operated 66 ready-mix concrete plants (all active), which include three mobile equipment producing concrete, and 11 aggregate quarries in the Czech Republic.

According to our estimates, we were the largest cement producer in Croatia based on installed capacity as of December 31, 2025. As of December 31, 2025, we had two cement plants (both active) with an annual cement installed capacity of 2.2 million tons. As of December 31, 2025, we also operated eleven land distribution centers and two marine cement terminals in Croatia and Montenegro, seven ready-mix concrete facilities in Croatia (all active), and one recycling yard in Croatia.

Industry. According to the Construction Products Association (“CPA”), total construction output increased by 1.8% in the United Kingdom in 2025, which follows an increase of 0.2% in 2024. The CPA also reported that new construction orders increased by 1.8% year-over-year in 2025. This was driven by a 0.2% increase in new housing orders and a

CEMEX • 2025 20-F REPORT • 113

PART I

19.5% increase in industrial projects. Meanwhile, infrastructure increased by 1.9% and commercial declined by 8.6% in 2025. As of December 31, 2025, the official data corresponding to 2025 has not been released by the Mineral Products Association (“MPA”), but as of the date of this annual report we estimate that domestic cement demand decreased at mid single-digit rates in 2025 compared to 2024. Ready-mix concrete consumption in the full year 2025 decreased by 9.9% according to the MPA.

In France, according to the National Institute of Statistics and Economic Studies, housing starts in the residential sector increased by 5.2% in 2025 compared to 2024. Non-residential starts (m2) increased by 5.4% in 2025 compared to 2024 and demand from the public works sector increased by 0.9% over the same period. According to the National Union of Quarrying and Building Materials Industries (French Association), ready-mix concrete consumption decreased by 3.8% in 2025.

In Germany, preliminary estimates suggest that domestic sales volume increased by 5.7% in 2025 compared to 2024. This was accompanied by a 1.2% decrease in producer prices for cement during this same period according to DESTATIS, the German Federal Statistical Office.

Preliminary estimates suggest that total cement consumption in Poland decreased approximately 2% in 2025 from 2024.

According to the Spanish Ministry of Industry, total cement consumption in Spain increased by 16% in 2025 compared to 2024. As of December 31, 2025, cement exports from Spain amounted to 3.2 million tons. In recent years, Spanish cement and clinker export volumes have fluctuated, reflecting the rapid changes in demand in the Mediterranean basin as well as the strength of the Euro and changes in the domestic market.

According to the Czech Statistical Office, total construction output in the Czech Republic increased by 5.3% year-over-year in 2025 as buildings construction increased by 2.3% while civil engineering was up by 10.9% year-over-year.

According to our estimates, total cement consumption in Croatia, Bosnia and Herzegovina and Montenegro increased by 1.7% in 2025 compared to 2024.

Competition. As of December 31, 2025, our principal competitors in Europe were Holcim, Heidelberg, CRH and Dyckerhoff.

As of December 31, 2025, our primary competitors in the United Kingdom were Tarmac (owned by CRH), Hanson (a subsidiary of Heidelberg), Aggregate Industries (a subsidiary of Holcim) and Breedon, which acquired Hope Construction Materials (owned by Mittal Investments). In addition, during 2025, an estimated 2.7 million tons of cement were imported to the United Kingdom by various players including CRH, Holcim, Heidelberg and other independents, with products that compete with ours increasingly arriving from over-capacity markets including Ireland, Spain and Greece.

As of December 31, 2025, our main competitors in the ready-mix concrete market in France included Holcim, Heidelberg, CRH, Vicat and Colas (Bouygues), and our main competitors in the aggregates market in France included Holcim, Heidelberg, CRH, Vicat and Colas (Bouygues). In France, we rely on sourcing cement from third parties, while many of our major competitors in ready-mix concrete are subsidiaries of French cement producers.

As of December 31, 2025, our primary competitors in the cement market in Germany were Heidelberg, Dyckerhoff (a subsidiary of Buzzi-Unicem), Holcim, CRH, and Schwenk, a local German competitor. These competitors, along with Cemex in Germany, represented a market share of above 95% in 2025, as estimated by us. The ready-mix concrete and aggregates markets in Germany are fragmented and regionally heterogeneous, with many local competitors. The consolidation process in the ready-mix concrete and aggregates markets is moderate.

CEMEX • 2025 20-F REPORT • 114

PART I

As of December 31, 2025, our primary competitors in the cement, ready-mix concrete and aggregates markets in Poland were Heidelberg, Holcim, CRH, Dyckerhoff, and Miebach.

According to our estimates, as of December 31, 2025, we were one of the top four producers of clinker and cement in Spain. Competition in the ready-mix concrete industry is intense in large urban areas. The overall high degree of competition in the Spanish ready-mix concrete industry is reflected in the multitude of offerings from a large number of concrete suppliers. We have focused on developing value-added products and attempting to differentiate ourselves in the marketplace. The distribution of ready-mix concrete remains a key component of our business strategy in Spain.

As of December 31, 2025, our main competitors in the cement, ready-mix concrete and aggregates markets in the Czech Republic were Heidelberg, Buzzi-Unicem, Holcim, Strabag and Skanska.

As of December 31, 2025, our primary competitors in the cement market in Croatia were Nexe and Holcim.

Urbanization Solutions. In Europe, for the year ended December 31, 2025, in terms of revenues, asphalt and mortars were the main contributors. These businesses are located mainly in the United Kingdom, Spain and Germany.

Our Operating Network in Europe

The maps below reflect the location of our operating assets, including our cement plants and cement terminals giving service to our operations in Europe as of December 31, 2025.

★	**Cement Plants**	**14**
◆	**Grinding Mills**	**3**

2
1
1
2
1
1
1
2
6

CEMEX • 2025 20-F REPORT • 115

PART I

Ready-mix Plants 498
Land Distribution Centers 67
Marine Terminals 14
93
15
3
55
2
39
2
66
1
18
193
11
7
17
10
45

CEMEX • 2025 20-F REPORT • 116

PART I

Products and Distribution Channels

Cement. For the year ended December 31, 2025, our cement operations represented 34% of our external revenues from our operations in Europe, in Dollar terms. In Europe, we deliver cement that is consumed mainly by both own and external ready-mix concrete plants, distributors segments, infrastructure and precast segments.

Ready-Mix Concrete. For the year ended December 31, 2025, our ready-mix concrete operations represented 42% of our external revenues from our operations in Europe, in Dollar terms. Our ready-mix concrete operations in Europe purchase most of their cement aggregates requirements from our cement operations in Europe. Our ready-mix concrete products are mainly sold to public, commercial and residential customers, including contractors, developers and other construction-related customers.

Aggregates. For the year ended December 31, 2025, our aggregates operations represented 19% of our external revenues from our operations in Europe, in Dollar terms. Our aggregates are consumed mainly by our own ready-mix concrete and other downstream operations and sold to public, commercial and residential customers, including contractors and infrastructure-related customers.

Urbanization Solutions and Others: For the year ended December 31, 2025, our Urbanization Solutions and other businesses operations represented 5% of our external revenues from our operations in Europe in Dollar terms.

Production Costs. The largest cost components of our plants are usually raw materials and electric power. These accounted for 43% of our total production costs, including fixed costs, of our cement operations in Europe in 2025.

Description of Properties, Plants and Equipment. As of December 31, 2025, we operated a geographically diverse base of 14 cement manufacturing plants in Europe, two (one inactive) of them located in the United Kingdom, one in Germany, two in Poland, six (two inactive) in Spain, one in Czech Republic and two in Croatia, and had a total installed cement capacity of 21.8 million tons per year. As of December 31, 2025, we operated a distribution network of 67 cement terminals and 29 deep-water import terminals. All our cement production facilities in 2025 were wholly owned by Cemex entities. As of December 31, 2025, Cemex entities had 498 ready-mix concrete plants (46 were temporarily inactive) located in the United Kingdom, France, Germany, Poland, Spain, Czech Republic and Croatia and operated a total of 119 aggregate quarries (17 were temporarily inactive) in the United Kingdom, France, Germany, Poland, Spain and Czech Republic. As of December 31, 2025, we had two concrete block facilities in Europe.

Capital Expenditures. We made capital expenditures of $339 million in 2023, $288 million in 2024 and $269 million in 2025 in our operations in Europe.

MEA

Overview. MEA includes Israel, Egypt and the UAE. For the year ended December 31, 2025, our business in MEA represented 8% of our consolidated external revenues in Dollar terms. As of December 31, 2025, our operations in MEA represented 9% of our total installed cement capacity and 5% of our total assets, in Dollar terms.

In Israel, as of December 31, 2025, we were a leading producer and supplier of raw materials for the construction industry. In addition to ready-mix concrete and aggregates, we produced a diverse range of building materials and infrastructure products. As of December 31, 2025, we operated 52 ready-mix concrete plants (52 of them active), seven aggregate quarries (all of them active), three concrete products plants, one admixtures plant and one construction, demolition and excavation waste recycling plant.

In Egypt, as of December 31, 2025, we operated one cement plant with an annual installed cement capacity of 5.4 million tons. This plant is located approximately 280 miles south of Cairo and serves the upper Nile region of

CEMEX • 2025 20-F REPORT • 117

PART I

Egypt, as well as Cairo and the Delta region, Egypt’s main cement market. In addition, as of December 31, 2025, we had two ready-mix concrete plants, three land distribution centers and one admixtures plant.

As of December 31, 2025, Cemex España held a 49% equity interest (and a 100% economic interest) in all of our main UAE companies: Cemex Topmix LLC and Cemex Supermix LLC, which are ready-mix concrete manufacturing companies, and Cemex Falcon LLC, which specializes in the production of cement and slag. We are not permitted to have a controlling interest in these companies because the UAE Commercial Companies Law requires 51% ownership by UAE nationals. However, through agreements with other shareholders in these companies, we have rights over the remaining 51% of the economic benefits in each of the companies. As a result, we own a 100% economic interest in all three companies. As of December 31, 2025, we owned 12 ready-mix concrete plants (all were active), three pugmill plants, one admixture plant, and one cement and slag grinding facility in the UAE with an annual installed cement capacity of 1.2 million tons, serving the markets of Dubai and Abu Dhabi as well as neighboring countries such as Oman.

Industry. According to GlobalData, the construction industry in Israel is estimated to have grown by 12.9% in real terms in 2025 compared to 2024, owing to a low base effect, coupled with improved permitting, large-scale reconstruction in conflict-affected areas, and rising investment in energy and infrastructure sectors.

According to the Ministry of Trade and Industry official figures and Cemex’s estimates, based on government data (local and imported cement), the Egyptian market cement consumption increased by 13% in 2025 compared to 2024, which was mainly attributed to high market growth. As of December 31, 2025, the cement industry in Egypt had a total of 19 cement producers, with an aggregate annual installed cement production capacity of approximately 91 million tons.

According to GlobalData, the UAE’s construction industry is estimated to have grown by 4.2% in real terms during 2025, aided by national development plans and investments in major projects.

Competition. As of December 31, 2025, our principal competitors in MEA were Holcim, Lafarge, ACC and Heidelberg.

In particular regarding Egypt, according to the Ministry of Investment official figures, during 2025, Holcim, Lafarge Egypt, ACC and Heidelberg (Suez Cement, Torah Cement, and Helwan Portland Cement) represented approximately 26% of the total cement production in Egypt. Other significant competitors in Egypt are Arabian (La Union), Titan (Alexandria Portland Cement and BeniSuef Cement), Amreyah (InterCement), Sinai (Vicat), South Valley, Nile Valley, El Seweedy, Arish Cement, National Company for Cement (Beni Suef plant), Aswan Medcom, Misr BeniSuef, Al Nahda and Misr Quena Cement Companies, Building Materials Industries Co., and ASEC Cement.

Urbanization Solutions. In MEA, for the year ended December 31, 2025, in terms of revenues, admixtures and building products were the main contributors. These businesses are located in Israel, Egypt and the UAE.

CEMEX • 2025 20-F REPORT • 118

PART I

Our Operating Network in MEA

The maps below reflect the location of our operating assets, including our cement plants and cement terminals giving service to our operations in MEA as of December 31, 2025.

Products and Distribution Channels

Cement. For the year ended December 31, 2025, our cement operations represented 20% of our external revenues from our operations in MEA, in Dollar terms. In MEA, we deliver cement that is mainly consumed by distributors, small contractors, retailers, and wholesalers.

Ready-Mix Concrete. For the year ended December 31, 2025, our ready-mix concrete operations represented 69% of our external revenues from our operations in MEA, in Dollar terms. Our ready-mix concrete operations in MEA purchase most of their cement aggregates requirements from our cement operations in MEA. Our ready-mix concrete products are mainly sold to commercial and residential customers.

Aggregates. For the year ended December 31, 2025, our aggregates operations represented 6% of our external revenues from our operations in MEA, in Dollar terms. Our aggregates are consumed mainly by our own ready-mix

CEMEX • 2025 20-F REPORT • 119

PART I

concrete and other downstream operations and sold to public, commercial and residential customers, including contractors and infrastructure-related customers.

Urbanization Solutions and Others. For the year ended December 31, 2025, our Urbanization Solutions and other businesses operations represented 5% of our external revenues from our operations in MEA in Dollar terms.

Production Costs. The largest cost components of our plants are usually fuels and raw materials. These accounted for 58% of our total production costs of our cement operations in MEA in 2025.

Description of Properties, Plants and Equipment. As of December 31, 2025, we operated a geographically diverse base of 2 cement manufacturing plants in MEA located in Egypt and the UAE, and had a total installed cement capacity of 6.6 million tons per year. As of December 31, 2025, we operated a distribution network of 3 cement terminals and no deep-water import terminals. All of our cement production facilities in 2025 were wholly owned by Cemex entities. As of December 31, 2025, Cemex entities had 66 ready-mix concrete plants (all active), of which 52 were located in Israel, two in Egypt and 12 in the UAE, and operated a total of 7 aggregate quarries (all active) in Israel. As of December 31, 2025, we had 3 concrete block facilities in MEA.

Capital Expenditures. We made capital expenditures of $142 million in 2023, $80 million in 2024 and $65 million in 2025 in our operations in MEA.

SCA&C

Overview. As already outlined elsewhere in this annual report, our SCA&C region includes our operations in Colombia, Puerto Rico, Nicaragua, Jamaica and the Caribbean. For the year ended December 31, 2025, our business in the SCA&C region, represented 7% of our consolidated external revenues in Dollar terms. As of December 31, 2025, our operations in the SCA&C region represented 13% of our total installed capacity and 6% of our total assets, in Dollar terms.

In Colombia, as of December 31, 2025, Cemex Colombia, our main operating company, had a significant market share in the cement and ready-mix concrete market in the “Urban Triangle” of Colombia comprising the cities of Bogotá, Medellin and Cali. During 2025, these three metropolitan areas accounted for approximately 38% of Colombia’s cement consumption. The Cemex Ibagué plant, which is Cemex Colombia’s largest cement plant, and the Santa Rosa grinding facility are strategically located in the Urban Triangle. In 2025, construction of the Maceo Plant production areas was completed, enabling operational startup under an agreement with the Sociedad de Activos Especiales (the “SAE”). Initial cement dispatches began, the kiln was successfully ignited, and the first clinker was produced. By December 31, 2025, the plant had stabilized operations, supplied regional markets, completed commissioning of main equipment, and entered the final transition phase from project to full operation.

In the Caribbean, as of December 31, 2025, we were one of the leading producers and marketers of cement and ready-mix concrete products in the Caribbean’s construction sector, with operations strategically located in Jamaica, Trinidad and Tobago, Guyana and Barbados. As of December 31, 2025, our main focus in the Caribbean was to capitalize on our recent investment made in Jamaica, and stronger volumes in Guyana, attempting to offset market challenges in Trinidad and Tobago and Barbados. As of December 31, 2025, our plant in Barbados had stopped producing clinker and grinding cement. As of December 31, 2025, our main operating company in Trinidad and Tobago was Trinidad Cement Limited, which is publicly listed in the Trinidad and Tobago Stock Exchange; in Jamaica, our main operating company was Caribbean Cement Company Limited, which was also publicly listed in the Jamaica Stock Exchange; and in Puerto Rico, our main operating company was Cemex de Puerto Rico, Inc., which is indirectly 100% owned by us.

In Nicaragua, as of December 31, 2025, we mainly operated through Cemex Nicaragua, S.A., a company 100% indirectly owned by Cemex Latam Holdings, S.A.

CEMEX • 2025 20-F REPORT • 120

PART I

Industry. As of December 31, 2025, the installed capacity for cement in Colombia was 22.7 million tons in 2025. According to the Colombian National Statistical Administrative Department (Departamento Administrativo Nacional de Estadística), total cement consumption in Colombia reached 12.9 million tons during 2025, an increase of 5.4% from 2024, while cement exports from Colombia during 2025 reached 1.1 million tons (according to the global trade and market research platform, SICEX). We estimate that as of December 31, 2025, close to 67% of cement in Colombia was consumed by the housing and self-construction sector, while the infrastructure sector accounted for approximately 26% of total cement consumption and has been growing in recent years up to December 31, 2025. The other construction segments in Colombia, including the formal housing and commercial sectors, account for the balance of cement consumption in Colombia.

As of December 31, 2025, we estimate that 1.3 million tons of cement, 0.3 million cubic meters of ready-mix concrete and 2.0 million tons of aggregates were sold in Nicaragua during 2025, and that cement consumption in Nicaragua increased 15% in 2025, mainly due to growth in government infrastructure and remittances, which we estimate represented approximately 26% of the country’s GDP.

As of December 31, 2025, cement consumption in Puerto Rico reached 0.66 million tons according to the Puerto Rico Economic Development Bank.

Competition. As of December 31, 2025, each main country of our SCA&C region had different competition dynamics. In general, as of December 31, 2025, we believe our principal competitors in the SCA&C region were Cementos Argos and Holcim.

As of December 31, 2025, our two largest competitors in Colombia were Cementos Argos, which has established a leading position in the Colombian Caribbean coast, Antioquia and Southwest region markets, and Holcim in the central region of the country. We estimate that as of December 31, 2025, there were a total of 14 other local and regional players in Colombia, including Cemex. We also estimate that the ready-mix concrete industry in Colombia was fairly consolidated with the top three producers accounting for approximately 61% of the market as of December 31, 2025. As per our estimates, Cemex Colombia was the second-largest ready-mix concrete producer as of December 31, 2025, and the first and third largest producers were Cementos Argos and Holcim Colombia, respectively. The aggregates market in Colombia is highly fragmented and is dominated by the informal market. The aggregates market in Colombia was mostly comprised of small independent producers as of December 31, 2025.

As of December 31, 2025, we estimated that three market participants competed in the Nicaraguan cement industry: Cemex, Holcim and Cemento Continentales (cement importers).

We estimate that the cement industry in Puerto Rico in 2025 was mainly comprised of two cement companies: Cemex de Puerto Rico, Inc. and Cementos Argos.

Urbanization Solutions. In the SCA&C region, for the year ended December 31, 2025, in terms of revenues, each of the admixtures, mortars, circularity, lime and multiproducts businesses, respectively, among others, were the main contributors. These businesses are located mainly in different parts of Colombia, Trinidad and Tobago, Jamaica, Puerto Rico and Nicaragua.

CEMEX • 2025 20-F REPORT • 121

PART I

Our Operating Network in the SCA&C Region

The maps below reflect the location within the SCA&C region of our operating assets, including our cement plants and cement terminals giving service to our operations in the SCA&C region as of December 31, 2025.

CEMEX • 2025 20-F REPORT • 122

PART I

Ready-mix Plants 40
Land Distribution Centers 23
Maritime Terminals 8

CEMEX • 2025 20-F REPORT • 123

PART I

Products

Cement. For the year ended December 31, 2025, our cement operations represented 78% of our external revenues from our operations in the SCA&C region, in Dollar terms.

Ready-Mix Concrete. For the year ended December 31, 2025, our ready-mix concrete operations represented 18% of our external revenues from our operations in the SCA&C region, in Dollar terms. Our ready-mix concrete operations in the SCA&C region purchase most of their cement aggregates requirements from our cement operations in the SCA&C region.

Aggregates. For the year ended December 31, 2025, our aggregates operations represented 1% of our external revenues from our operations in the SCA&C region, in Dollar terms.

Urbanization Solutions and Others. For the year ended December 31, 2025, our Urbanization Solutions and other businesses operations represented 3% of our external revenues from our operations in the SCA&C region in Dollar terms.

Production Costs. The largest cost components of our plants are usually raw materials, electric power and fuels, which accounted for 67% of the total production costs of our cement operations in the SCA&C region in 2025.

Description of Properties, Plants and Equipment. As of December 31, 2025, we had a geographically diverse base of 11 cement manufacturing plants or cement grinding mills in the SCA&C region located in Colombia, Trinidad and Tobago, Jamaica, Nicaragua and Barbados, out of which one located in Clemencia, Colombia and one in St. Lucy, Barbados are not active, and had a total installed cement capacity of 9.5 million tons per year, excluding non-active plants. As of December 31, 2025, we had 23 distribution centers (2 inactive), mainly in Colombia, Trinidad and Tobago, Jamaica, Puerto Rico, Guyana and Peru, and eight marine terminals, mainly in Jamaica, Bahamas, Trinidad and Tobago, Puerto Rico, Barbados and Guyana. Three of our marine terminals are in the Bahamas, two of them with minority shareholders. As of December 31, 2025, Cemex entities had 40 ready-mix concrete plants (13 were temporarily inactive) mainly located in Colombia, Trinidad and Tobago, Barbados and Nicaragua and had a total of 17 aggregate quarries (13 were temporarily inactive) mainly in Colombia, Trinidad and Tobago, Nicaragua, Jamaica and Barbados. We also operated one mortar and adhesives plants in Colombia, one admixtures plant in Colombia, one admixtures plant in Panama and we leased one milling plant in Nicaragua. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Business and Operations—Divestment of a Portion of our Operations in Colombia.”

Regarding the cement plant leased by Cemex Nicaragua, S.A. in Nicaragua, as of December 31, 2025, we had not finalized negotiations to extend the term of the lease agreement which was scheduled to expire on February of 2026. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Business and Operations—Lease of Cement Plant in Nicaragua.”

As of December 31, 2025, we also held a non-controlling position in National Cement Ltd. in the Cayman Islands, Maxcem Bermuda Ltd. in Bermuda and Societe des Ciments Antillais, a company with cement operations in Guadalupe and Martinique. These non-controlling interest operations consists in two terminals, one in Bermuda and one in the Cayman Islands, and two grinding mills in Guadulupe and Martinique.

Capital Expenditures. We made capital expenditures of $148 million in 2023, $189 million in 2024 and $128 million in 2025 in our operations in the SCA&C region.

CEMEX • 2025 20-F REPORT • 124

PART I

Our Trading Operations

In 2025, we traded approximately 12 million tons of cementitious and non-cementitious materials in more than 65 countries, including approximately 8 million tons of cement and clinker and approximately 4 million tons of cementitious and other materials. In addition, we traded approximately 2 million tons of certain primary fuels. Nearly 2 million tons of the traded cement and clinker consisted of exports from our operations in Spain, Germany, Mexico, Trinidad and Tobago, Croatia, among others. Slightly less than 7 million tons remaining were purchased from third parties in countries such as Vietnam, Saudi Arabia, Turkey, Spain, Algeria, Costa Rica, and Egypt, among others. In 2025, we traded approximately 2.6 million tons of granulated blast furnace slag, and ground granulated blast furnace slag a non-clinker cementitious material, and more than 1 million tons of other products. We believe that our trading network enables us to maximize the capacity utilization of our facilities worldwide while reducing our exposure to the inherent cyclicality of the cement industry. We are generally able to distribute excess capacity to regions around the world where there is demand. In addition, we believe that our worldwide network of strategically located marine terminals allows us to coordinate maritime logistics on a global basis and minimize transportation expenses. Our trading operations also enable us to explore new markets without significant initial capital expenditure. Freight rates, which account for a large share of the total import supply cost, have been subject to significant volatility in recent years. However, our trading operations have obtained significant savings by contracting maritime transportation in due time and by using our own and chartered fleets, which transported approximately 60% of our coal, pet coke, cement, and clinker traded volume during 2025. In addition, we provide freight-related services to third parties, which allows us to generate additional revenues.

Our Cement and Grinding Plants

The following table provides a summary of our cement and grinding plants, including location, used capacity, including grinding mill production, and years of operation as of and for the year ended December 31, 2025:

Location	Used Capacity	Years of Operation(1)

Mexico

Atotonilco, Hidalgo	866,203	67

Barrientos, Estado de México	469,669	81

Ensenada, Baja California	377,382	50

Guadalajara, Jalisco	758,667	52

CPN, Sonora	152,082	45

Hidalgo, Nuevo León	67,983	120

Huichapan, Hidalgo	3,273,576	41

Mérida, Yucatán	543,262	72

Monterrey, Nuevo León	1,269,412	106

Tamuín, San Luis Potosí	1,288,173	61

Tepeaca, Puebla	2,756,424	31

Torreón, Coahuila	998,467	59

Valles, San Luis Potosí	264,096	60

Yaqui, Sonora	1,598,418	36

Zapotiltic, Jalisco	1,119,201	58

United States

Balcones, TX	1,602,625	45

Brooksville, FL (South)	1,114,963	38

Clinchfield, GA	470,964	51

CEMEX • 2025 20-F REPORT • 125

PART I

Location	Used Capacity	Years of Operation(1)

Demopolis, AL	690,500	48

Knoxville, TN	537,186	46

Miami, FL	862,261	67

Lyons, CO	342,134	45

Victorville, CA	2,625,788	60

United Kingdom

Rugby	1,057,769	26

Tilbury	371,136	17

Germany

Rudersdorf	1,479,560	59

Eisenhüttenstadt	158,233	73

Spain

Alcanar	577,846	57

Castillejo	532,196	114

Morata	382,581	93

San Vicente	944,050	50

Poland

Chelm	1,383,369	65

Rudniki	786,094	60

Gdynia	205,986	25

Czech Republic

Prachovice	848,000	71

Detmarovice	146,672	22

Croatia

Juraj	1,056,689	113

Kajo	371,158	121

Egypt

Assiut	3,644,909	39

United Arab Emirates

Falcon	463,228	18

Colombia

Cúcuta	161,366	42

Ibagué	2,182,395	33

Santa Rosa	398,579	43

Maceo	147,357	1

Trinidad and Tobago

Claxton Bay	713,693	72

Jamaica

Rockfort	863,744	73

Nicaragua

San Rafael del Sur(2)	389,368	83

Managua	277,092	10

Puerto Rico

Ponce	309,069	35

CEMEX • 2025 20-F REPORT • 126

PART I

(1)	Approximate.

(2)	Leased.

The table above does not show our cement plants in (i) Ferriby, United Kingdom, and (ii) Lloseta, Spain, which, as of December 31, 2025, are temporarily inactive and have no used capacity. Cement and grinding plants that, as of December 31, 2025, we expect to remain permanently inactive, are also excluded.

For the aggregate installed cement production capacity of our cement plants by region, see “Item 4. Information on the Company—Business Overview.”

We have insurance coverage for our cement plants, which we believe is sufficient and in line with industry practices. However, in some instances, our insurance coverage may not be sufficient to cover all of our potential unforeseen losses and liabilities. In addition, our insurance coverage may not cover all the risks to which our cement plants may be exposed. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Operations—Our insurance coverage may not cover all the risks to which we, our board members, officers and employees may be exposed or may cover them to an amount that may not be sufficient to satisfy our requirements.”

Regulatory Matters and Legal Proceedings

A description of regulatory matters and legal proceedings existing as of December 31, 2025, in which Cemex, S.A.B. de C.V. and/or its affiliates and consolidated entities (“Cemex,” “us,” “we,” or “our”) are involved and/or are affected by, is provided below. Most of the matters and proceedings described herein are, were or could have been material at some point in time, or could become material after December 31, 2025. Materiality is tested at a Cemex, S.A.B. de C.V. and its subsidiaries consolidated level. Not all regulatory matters and legal proceedings provided below are required to be publicly disclosed.

Antitrust Proceedings

Antitrust Investigations in the Construction Chemicals Sector

European Union. On October 17, 2023, the European Commission inspected our offices in France and requested certain information relating to our business in France in the construction chemicals sector, which includes chemical admixtures and additives for use in concrete, cement, mortars and related construction products. As part of the same investigation, on July 3, 2024, the Polish Association of Construction Chemicals Producers (the “Polish Chemicals Association”), of which Cemex Polska Sp z o.o. (“Cemex Polska”) is a member, received a request for information from the European Commission. As of December 31, 2025, Cemex Polska had not received any requests from the European Commission in the investigation. To the extent that we produce construction chemicals, we do so primarily for internal consumption and consequently have insignificant third-party sales. We are fully cooperating with the authorities conducting this investigation. The fact that this investigation is being conducted does not mean that the European Commission has concluded that we or any association of which we are part have violated the law. On March 28, 2025 and July 10, 2025, the European Commission sent additional requests for information. As of December 31, 2025, due to the current stages of this investigation, we are not able to assess the likely outcome of the investigation as it relates to us or whether it would have a material adverse impact on our results of operations, liquidity and financial condition.

United States. On October 17, 2023, our operations in the United States received a grand jury subpoena issued by the DOJ in connection with an investigation of possible antitrust law violations in the cement additives and concrete admixtures (including chemical and mineral admixtures) sector. To the extent that we produce these products, we do so primarily for internal consumption and consequently have fairly insignificant third-party sales. On October 15, 2025,

CEMEX • 2025 20-F REPORT • 127

PART I

we were informed by the DOJ that the investigation was closed. As of December 31, 2025, this matter was concluded and should not have a material adverse impact on our results of operations, liquidity and financial condition.

Consolidated class action lawsuits against the admixtures and additives producers were also filed in September 2024 by direct and indirect purchasers. On June 25, 2025, these lawsuits were dismissed and Cemex had never been named as defendant in either of these class actions.

Polish Antitrust Investigation (1998 through 2006)

On January 2, 2007, Cemex Polska received a notification from the Polish Competition and Consumer Protection Office (the “Protection Office”) informing it of the formal initiation of an antitrust proceeding against all cement producers in Poland, including Cemex Polska and another of our indirect subsidiaries in Poland. The notification alleged that there was an agreement between all cement producers in Poland regarding prices and other sales conditions for cement, an agreed division of the market with respect to the sale and production of cement, and the exchange of confidential information, all of which limited competition in the Polish market with respect to the production and sale of cement. On December 9, 2009, the Protection Office delivered to Cemex Polska its decision against Polish cement producers related to an investigation which covered a period from 1998 to 2006. The decision-imposed fines on a number of Polish cement producers, including Cemex Polska. The fine imposed on Cemex Polska was 115.56 million Polish Zloty ($32.18 million as of December 31, 2025, based on an exchange rate of 3.59 Polish Zloty to $1.00), which was 10% of Cemex Polska’s total revenue in 2008. On December 23, 2009, Cemex Polska filed an appeal before the Polish Court of Competition and Consumer Protection in Warsaw (the “First Instance Court”). After a series of hearings, on December 13, 2013, the First Instance Court issued its judgment and reduced the penalty imposed on Cemex Polska to 93.89 million Polish Zloty ($26.15 million as of December 31, 2025, based on an exchange rate of 3.59 Polish Zloty to $1.00), which was equal to 8.125% of Cemex Polska’s revenue in 2008. On May 8, 2014, Cemex Polska filed an appeal against the First Instance Court judgment before the Appeals Court of Warsaw. On March 27, 2018, after different hearings, the Appeals Court of Warsaw issued its final judgment reducing the fine imposed upon Cemex Polska to 69.4 million Polish Zloty ($19.33 million as of December 31, 2025, based on an exchange rate of 3.59 Polish Zloty to $1.00). This fine, which was equal to 6% of Cemex Polska’s revenue in 2008, was paid. On November 19, 2018, Cemex Polska filed before the Polish Supreme Court an extraordinary, narrow based cassation appeal against the Appeals Court of Warsaw’s judgment specifically seeking the reduction of the imposed fine. On July 29, 2020, the Polish Supreme Court rendered a judgment cancelling the Appeals Court of Warsaw’s decision and the fine paid by Cemex Polska equal to 69.4 million Polish Zloty ($19.33 million as of December 31, 2025, based on an exchange rate of 3.59 Polish Zloty to $1.00) was returned to Cemex Polska on January 7, 2021.

Following the judgment issued by the Polish Supreme Court, the proceeding was referred again to the Appeals Court of Warsaw. On May 21, 2021, the Appeals Court of Warsaw, due to procedural reasons, cancelled the judgment of the First Instance Court issued on December 13, 2013 and referred the case to re-examination by the District Court of Warsaw. On January 10, 2022, an appeal with the Polish Supreme Court was filed by Cemex Polska against the May 21, 2021 judgment of the Appeals Court of Warsaw. The Protection Office has also filed an appeal with the Polish Supreme Court against the May 21, 2021 judgment of the Appeals Court of Warsaw. On January 24, 2023, Cemex Polska filed a motion for the Polish Supreme Court to carry out independence and impartiality tests on all three judges designated to consider the appeal of the Protection Office. Court proceedings relating to this matter are expected to last between three and five years, depending on the priority given to it by the chamber adjudicating the case. On September 4, 2025, the Polish Supreme Court rejected the motion of Cemex Polska filed on January 24, 2023.

As of December 31, 2025, given that the case will be re-examined , at this stage we are not able to assess if Cemex Polska would receive an adverse resolution that could lead to any fines, penalties or remedies against our operations

CEMEX • 2025 20-F REPORT • 128

PART I

in Poland, but while we believe an adverse resolution is not probable, if adversely resolved, we do not expect that any fines, penalties or remedies would have a material adverse effect on our results of operations, liquidity and financial condition.

Polish Antitrust Explanatory Proceeding (2009 through 2025)

On February 12, 2025, the Protection Office initiated an antitrust explanatory proceeding of certain market participants of the Polish cement market, including Cemex Polska (the “Explanatory Proceeding”). The Explanatory Proceeding seeks to determine whether Cemex Polska, together with other cement manufacturers, entered into an agreement restricting competition on the Polish cement market through price fixing, limiting or controlling production or sales, and market sharing during the period between December 2009 and March 2025. The Explanatory Proceeding was publicly announced by the Protection Office on June 9, 2025 and does not constitute a finding or conclusion by the Protection Office that Cemex Polska has violated any applicable law.

As of December 31, 2025, the inspection phase of the Explanatory Proceeding had been completed by the Protection Office and the next phase of the Explanatory Proceeding is expected. Due to the current stage of the Explanatory Proceeding as of December 31, 2025, we are not able to assess its likely outcome as it relates to us or whether it would have a material adverse impact on our results of operations, liquidity and financial condition.

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

On September 3, 2025, a settlement was entered into dismissing all Cemex entities from the aforementioned lawsuit, with no payment required to be made by Cemex. As of December 31, 2025, this matter is concluded and should not have a material adverse impact on our results of operations, liquidity and financial condition.

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

On December 11, 2017, the SIC’s Chief Superintendent decided to impose a sanction against Cemex Colombia for entering into an agreement to fix gray cement prices in Colombia. The fines imposed upon Cemex Colombia, which were paid on January 5, 2018, amounted to $73.77 billion Colombian Pesos ($19.52 million as of December 31, 2025, based on an exchange rate of 3,777.62 Colombian Pesos to $1.00).

On June 7, 2018, Cemex Colombia filed an annulment and reestablishment of right claim (acción de nulidad y restablecimiento de derecho) before the Administrative Court (Tribunal Contencioso Administrativo) requesting that the charges brought forth by the SIC be annulled and that the restitution is made to Cemex Colombia of the fine it had paid, with any applicable adjustments as provided by Colombian law. As of December 31, 2025, the claim has not

CEMEX • 2025 20-F REPORT • 129

PART I

been resolved. As of December 31, 2025, we are not able to assess the likelihood of an adverse result in this matter, but if such matter is resolved adversely to us, and considering that the fines were paid in 2018, such adverse resolution should not have a material adverse impact on our results of operations, liquidity, and financial condition.

Environmental Matters

The following is a general discussion of environmental regulations and related matters, including in our major markets.

In the ordinary course of business, we are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices, facility siting and the remediation of environmental damage or contamination. Such standards expose us to the risk of substantial environmental costs, enforcement actions and other liabilities, including cleanup liabilities associated with divested assets and past activities and, in some cases, the acts and omissions of the previous owners or operators of a property or facility that we own or operate. Furthermore, in some jurisdictions, certain environmental laws and regulations impose liability without regard to fault or the legality of the original activity at the time of the actions giving rise to liability. In line with our global initiatives on environmental management, we maintain environmental procedures and protocols designed to monitor and respond to environmental developments. Our environmental policies require that our subsidiaries respect and comply with local laws and meet our own internal standards to minimize the use of non-renewable resources and the generation of hazardous and other wastes. We use processes that are designed to reduce the impact of our operations on the environment throughout all the production stages in all our operations worldwide. In addition, during 2012 we started the implementation at our operating sites of an internal global Environmental Management System (the “Cemex EMS”) that provides a framework, based on the ISO 14000 certification, to facilitate the consistent and systematic implementation of practical, risk-based environmental management at our operating sites. The Cemex EMS is designed to be used to support sites and businesses across Cemex globally to document, maintain and continuously improve our environmental performance. As of December 31, 2025, substantially all of our operating sites in Mexico, the United States, Europe, MEA, and SCA&C have implemented the Cemex EMS or a similar environmental management system (i.e., ISO 14000 certifications or Eco-Management and Audit Schemes). As of December 31, 2025, most of our remaining environmental management system implementation efforts are directed towards our aggregates, ready-mix, and cement plants.

Environmental expenditures designed to extend useful life, increase the capacity, improve the safety or efficiency of assets, or are incurred to mitigate or prevent future environmental contamination, may be capitalized. Other environmental costs are expensed when incurred. For the years ended December 31, 2023, 2024 and 2025, our sustainability-related capital expenditures (including our environmental expenditures and investments in alternative fuels and cementitious materials) were $150 million, $215 million and $210 million, respectively, in each case excluding each of our now divested operations in the Dominican Republic, the Philippines, Guatemala and Panama that had been divested as of the end of the corresponding year. We also regularly incur capital expenditures that have an environmental component or that are impacted by environmental regulations. However, we do not keep separate accounts for such mixed capital and environmental expenditures.

International Climate Regime

The UNFCCC entered into force on March 21, 1994. The aim of the UNFCCC is preventing dangerous human interference with the climate system. The Kyoto Protocol to the UNFCCC set legally binding emission reduction targets for industrialized countries (including countries in the EU) during two separate “commitment periods,” both of which have expired.

CEMEX • 2025 20-F REPORT • 130

PART I

In order to be able to maintain the international climate protection process after 2020, a new climate agreement was required. This resulted in the adoption in 2015 of the Paris Agreement, which is a separate instrument under the UNFCCC that became effective in 2016. Parties to the Paris Agreement agree to limit global warming to well below 2°C and pursue efforts to limit it to 1.5°C. Under the Paris Agreement, each party must submit a “Nationally Determined Contribution” or “NDC,” which is, broadly speaking, a climate action plan to cut emissions and adapt to climate impacts. Parties to the Paris Agreement are free to choose how to implement their NDCs domestically, including what legislation to put in place. NDCs are required to be updated every five years. Some of the legislation we summarize below reflects legislation that has been or is being put in place at least in part in order to allow compliance with NDCs.

As of December 31, 2025, it was uncertain if the NDCs submitted throughout 2025 will lead to the implementation of any further regulations, and if any such implementation would have a material adverse impact on our results of operations, liquidity and financial condition.

Mexico

We were one of the first industrial groups in Mexico to sign an agreement with the Mexican Ministry of Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales) (“SEMARNAT”) to carry out voluntary environmental audits in our 15 Mexican cement plants under a government-run program. In 2001, the Mexican Environmental Protection Agency (Procuraduría Federal de Protección al Ambiente) (“PROFEPA”), which is part of SEMARNAT, completed the audit of our cement plants and awarded each of them a Clean Industry Certificate (Certificado de Industria Limpia) (“CIC”) certifying that our cement plants are in full compliance with applicable environmental laws. The CICs are subject to renewal every two years. As of December 31, 2025, our operating cement plants in Mexico are in the process of renewing their CICs.

For over three decades, the technology for co-processing used alternative fuels into an energy source has been employed in our cement plants in Mexico. By the end of 2010, all our operating cement plants in Mexico were using alternative fuels. Overall, 20.6% of the total fuel used in our operating cement plants in Mexico during 2025 was comprised of alternative fuels. In January 2021, a modification to the General Waste Law was published in the Official Mexican Gazette (Diario Oficial de la Federación) to include co-processing as part of the industrial process, providing that authorizations granted by the SEMARNAT under federal licenses will remove the need for authorizations at the State level.

In 2023, 2024 and 2025 our operations in Mexico invested $24.54 million, $24.96 million and $34.65 million, respectively, in the acquisition of environmental protection equipment and the implementation of the integrated management system (ISO 9001, 14001 and 4500), for a total of $312.18 million since 1999 as of December 31, 2025. The audit to obtain the renewal of the ISO 14001:2015 certification took place during 2023, and all our operating cement plants in Mexico obtained the renewal of the ISO 14001:2015 certification for environmental management systems, which is valid until February 2027.

Emissions Control and Raw Materials Extraction

On June 6, 2012, the General Law on Climate Change (Ley General de Cambio Climático) (the “Climate Change Law”) was published in the Official Mexican Gazette. The Climate Change Law establishes a legal framework to regulate policies for climate change mitigation and adaptation. Important provisions of the Climate Change Law require the development of secondary legislation and depend on the publication of subsequent implementing regulations. For instance, the Climate Change Law provides, among other things, for (i) the elaboration of a registry of the emissions that are generated by fixed sources, (ii) companies to report their emissions, if required, and (iii) the application of fines to those companies that fail to report or that report false information. In this regard, on October 29,

CEMEX • 2025 20-F REPORT • 131

PART I

2014, the Regulations to the General Law on Climate Change Regarding the National Registry of Emissions (Reglamento de la Ley General de Cambio Climático en Materia del Registro Nacional de Emisiones) (the “Regulations”) became effective. As of December 31, 2025, Cemex has been granted the positive opinions GHG emission by a certified and approved third party for all its required plants and has reported them to the PROFEPA. The purpose of the Regulations is to govern the Climate Change Law regarding the National Registry of Emissions, identifying the sectors and subsectors, which include among others, the cement industry, that must file the corresponding reports before the National Registry of Emissions. We had previously reported our direct and indirect CO2 emissions to SEMARNAT under a voluntary scheme. The Climate Change Law also allows for the establishment of specific GHG reduction targets in accordance with the respective contribution of each economic sector to the national GHG emissions. A Special Tax on Production and Services (Impuesto Especial Sobre Producción y Servicios) on the sale and import of fossil fuels was included in the tax reform that became effective on January 1, 2014. As of December 31, 2025, pet coke, a primary fuel widely used in our kilns in Mexico is taxed at a rate of Ps 25.7183 per ton ($1.42 per ton as of December 31, 2025, based on an exchange rate of Ps 18.01 to $1.00).

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

As of December 31, 2025, the operating rules of the Mexican Emissions Trading System (Sistema de Comercio de Emisiones) (“Mexican ETS”) are under review by SEMARNAT. As of December 31, 2025, unless changes are required upon such review, it is expected that the operating rules of the Mexican ETS will come into effect in the first half of 2026, and Phase I of the Mexican ETS would last from such effective date to December 31, 2030. As of December 31, 2025, the amount of free allocations to be assigned to each participating sector during Phase I of the Mexican ETS, including to the cement industry, is expected to be calculated taking into account the national target of reducing GHG emissions by 35% by 2030 against a 2013 baseline and the corresponding sector’s growth projection factor determined by the National Institute of Ecology and Climate Change (Instituto Nacional de Ecología y Cambio Climático). As of December 31, 2025, we do not expect Phase I of the Mexican ETS will have a material adverse impact on our results of operations, liquidity, and financial condition.

As of December 31, 2025, taxes on the extraction of raw materials and/or GHG emissions (the “Ecological Taxes”) are in effect or will come into effect in 18 states. Seven of those states’ Ecological Taxes have a direct impact on Cemex’s operations and, as of December 31, 2025, are in effect: Quintana Roo, Nuevo León, Querétaro, Yucatán, Estado de México, San Luis Potosí and Coahuila. In these states, the Ecological Taxes on the extraction of raw materials range from 0.11 Units of Measurement and Update (Unidad de Medida y Actualización) (“UMA”) per m3 of material to 1.5 UMAs per m3 of material; and Ecological Taxes on CO2e emissions range from Ps $58 per ton of CO2e ($3.22 per ton of CO2e as of December 31, 2025, based on an exchange rate of Ps 18.01 to $1.00) to 5.6 UMAs or Ps 634.00 per ton of CO2e ($35.20 per ton of CO2e as of December 31, 2025, based on an exchange rate of Ps 18.01 to $1.00). As of December 31, 2025, an UMA equals Ps 113.14 ($6.28 as of December 31, 2025, based on an exchange rate of Ps 18.01 to $1.00). As of December 31, 2025, Cemex has filed constitutional challenges against the Ecological Taxes in (i) Quintana Roo, which was resolved in Cemex’s favor, and thus, Cemex is not bound to pay the state’s Ecological Taxes; (ii) Coahuila, which was resolved in Cemex’s favor and thus, Cemex is not bound to pay the state’s Ecological Taxes; (iii) Yucatán, which was resolved against Cemex and where, as of December 31, 2025, we have paid the Ecological Taxes on CO2e without any material adverse effect on our operations, results of operations, liquidity, or financial condition; (iv) Querétaro, which is expected to be resolved in the next two years; (v) Estado de

CEMEX • 2025 20-F REPORT • 132

PART I

México, which is expected to be resolved in the next two years; and (vi) San Luis Potosí, which is expected to be resolved in the next two years. As of December 31, 2025, Cemex, in the remaining states where it would still be allowed to, expects to file constitutional challenges against the Ecological Taxes where constitutional challenges have not yet been filed. If Cemex is unable to obtain favorable resolutions relating to the constitutional challenges in the states where they are yet to be resolved and the states where constitutional challenges are expected to be filed, as of December 31, 2025, we expect that the aggregate impact of the Ecological Taxes throughout these states could have an adverse impact on our results of operations, liquidity, and financial condition, which could even be material depending on the volume of raw materials that are extracted and/or the levels of GHG emissions, if any; however, notwithstanding these adverse effects, this development is not expected to adversely affect our operations and commercial relationships with clients or suppliers or our ability to meet our financial obligations.

Energy Procurement

On August 12, 2014, a package of energy reform legislation became law in Mexico. The then newly enacted energy reform legislation, which included nine new laws, as well as amendments to existing laws, implemented the December 2013 constitutional energy reform and established a new legal framework for Mexico’s energy industry. One of the new laws that was enacted is the Electric Industry Law (Ley de la Industria Eléctrica) (the “Electric Industry Law”), which, among other matters, established a legal framework for electricity-related activities in Mexico and structurally changed the national electric industry, creating a wholesale energy market in which companies could acquire power and associated products directly from market participants, including privately owned generators and suppliers, as opposed to only acquiring energy from the Federal Electricity Commission (Comisión Federal de Electricidad) (“CFE”). On March 18, 2025, the Electric Industry Law was repealed and replaced on March 19, 2025 by the Electricity Sector Law (as defined below).

On September 8, 2015, the Electricity Market Rules (Bases del Mercado Eléctrico) (the “Rules”) were published in the Official Mexican Gazette and became effective on September 9, 2015. The Rules contain the design and operation principles of the different components of the wholesale electricity market (the “Electricity Market”) and, together with the Electricity Sector Law and several administrative provisions and guidelines issued by CRE, regulate the possibility for consumers to enter into supply agreements with CFE or with private suppliers participating in the Electricity Market. As of December 31, 2025, we are authorized participants in the Electricity Market. Additionally, Cemex participated as a buyer in the third long-term power auction organized in 2017 by CENACE, through the clearinghouse in charge of the agreements awarded through the auctions and was awarded a 20-year contract for 16,129 clean energy certificates per year for compliance starting in 2020 and 14.9 GWh/a of electric power.

During 2016, a new electrical standards code for the national grid’s operation was issued in Mexico (Código de Red) (the “Code”). The Code establishes new standards for electrical operation and safety that begun to be enforced in 2019 against consumers connected to the national grid, including Cemex and generators. On December 31, 2021, the CRE published a resolution in the Official Mexican Gazette through which it issued a revised version of the Code (the “2.0 Code”). The 2.0 Code came into force as of January 1, 2022, and among other things, provides (i) the technical requirements applicable to load centers that are connected, or intend to connect, to the public service for the generation, transmission and distribution of electric energy (the “National Electric System”) at medium or high tension, in order to guarantee the efficiency, quality, reliability, continuity, safety and sustainability of the system, (ii) the obligation for renewable power plants to participate in primary frequency control, (iii) a procedure to execute root cause assessments of disturbances in the National Electric System and (iv) a new procedure to reduce the generation of electric power upon the occurrence of extraordinary conditions in the National Electric System. As of December 31, 2025, compliance with the 2.0 Code has not required material investments across our operating assets in Mexico and we do not foresee that it will be required in the future.

CEMEX • 2025 20-F REPORT • 133

PART I

On October 23, 2023, a presidential decree was published in the Official Mexican Gazette establishing measures to combat the illicit fuel market related to the import of goods regulated by SENER. As a result of this presidential decree, an import permit from SENER is now required to import pet coke. Our import permit expired on December 17, 2025. As of December 31, 2025, we believe we should be able to renew this permit in the first quarter of 2026 without a material adverse impact on our operations, results of operations, liquidity and financial condition; however, our inability to obtain the renewal of the permit could have a material adverse impact on our operations, results of operations, liquidity and financial condition if our pet coke inventory is exhausted or we are unable to secure sufficient pet coke for our operations domestically before the renewal of the permit.

On October 31, 2024, a constitutional amendment on energy, internet, transportation and state-owned productive companies’ matters (the “Constitutional Energy Reform”) came into force. The Constitutional Energy Reform aims to ensure that, although private entities will be able to participate in activities in the electricity industry, state-owned companies will have priority, with the obligation to guarantee social responsibility, continuity and accessibility of the electricity service. The implementing laws and regulations of the Constitutional Energy Reform, including the Constitutional Energy Reform Secondary Laws (as defined below), came into effect on March 19, 2025. As of December 31, 2025, compliance with the Constitutional Energy Reform and the Constitutional Energy Reform Secondary Laws has not required material investments in our operations; however, we cannot assess with certainty if they will have a material adverse effect on our operations, results of operations, liquidity and financial condition.

In December 2024, Mexico amended its Constitution with the aim of administrative simplification, streamlining government structure, eliminating redundant administrative processes that increase operational costs, and simplifying procedures (the “Constitutional Simplification Reform”). The main changes introduced in this reform that, as of December 31, 2025, were in effect include the dissolution of seven autonomous regulatory bodies whose functions have been absorbed by the executive branch, including (i) CRE, through the SENER, (ii) the National Hydrocarbons Commission (Comisión Nacional de Hidrocarburos) (“CNH”), through the SENER, and (iii) the Federal Competition Commission (Comisión Federal de Competencia Económica), through the National Antimonopoly Commission (Comisión Nacional Antimonopolio) (“CNA”), which began operations on October 17, 2025 and is a new competition agency with legal personality and independent assets, as well as technical and operational autonomy in its decisions, organization, and functioning. As of December 31, 2025, certain secondary laws and regulations implementing the Constitutional Simplification Reform were not in effect, and we cannot assess with certainty if the Constitutional Simplification Reform and its secondary laws and regulations could have a material adverse impact on our operations, results of operations, liquidity and financial condition.

2025 Constitutional Energy Reform Secondary Laws

Following the Constitutional Energy Reform, on March 19, 2025, the following laws came into effect: (i) the Law of the National Energy Commission (Ley de la Comisión Nacional de Energía), which creates the National Energy Commission (Comisión Nacional de Energía) (“CNE”) granted with technical and operational autonomy replacing the CRE and CNH; (ii) the Planning and Energy Transition Law (Ley de Planeación y Transición Energética), which introduces binding energy planning instruments and financing mechanisms to promote clean energy and sustainable development; (iii) the Electricity Sector Law (Ley del Sector Eléctrico), which replaced the Electric Industry Law and regulates the planning and control of the National Electric System, as well as other activities of the electric sector; (iv) the Law of the State-Owned Company Federal Electricity Commission (Ley de la Empresa Pública del Estado, Comisión Federal de Electricidad), which establishes that subsidiary companies of CFE are to be dissolved and that CFE is now a single state-owned entity, sectorized to SENER, with technical, operational, and managerial independence, as well as its own legal personality and assets; (v) the Law of the State-Owned Company Petróleos Mexicanos (Ley de la Empresa Pública del Estado, Petróleos Mexicanos), which regulates the administration, functioning, operation, control, evaluation and accountability of PEMEX, as a state-owned company, as well as to

CEMEX • 2025 20-F REPORT • 134

PART I

establish its special regime; (vi) the Hydrocarbons Sector Law (Ley del Sector Hidrocarburos), which establishes a comprehensive regulatory framework for midstream and downstream activities and, among other matters, (a) transfers permitting authority for crude oil activities (treatment, refining, import, export, transportation, storage, and commercialization) to SENER, (b) provides that the CNE shall regulate natural gas processing, refined products formulation, and certain related activities, and (c) establishes the requirement to obtain permits for the import of natural gas and petrochemicals, along with enhanced obligations such as weekly reporting, stringent volumetric controls, and quality verification measures; (vii) the Biofuels Law (Ley de Biocombustibles), which repeals the 2008 Law on the Promotion and Development of Bioenergy (Ley de Promoción y Desarrollo de los Bioenergéticos) and, among other matters, (a) reorganizes bioenergy activities, (b) grants SENER the authority to issue permits for the production, import, export, storage, transportation, marketing, and public sale of biofuels, and (c) provides that Mexico’s National Energy Transition and Sustainable Energy Utilization Strategy (Estrategia Nacional de Transición Energética y Aprovechamiento Sustentable de la Energía) shall incorporate specific targets for biofuel production and usage; and (viii) the Geothermal Energy Law (Ley de Geotermia), which regulates the exploration and exploitation of geothermal resources for the sustainable use of underground thermal energy, with the aim of generating electricity or directing it to other uses ((i), (ii), (iii), (iv), (v), (vi), (vii) and (viii), collectively, the “Constitutional Energy Reform Secondary Laws”).

As of December 31, 2025, compliance with the Constitutional Energy Reform Secondary Laws has not required material investments in our operations. However, as of December 31, 2025, we are unable to assess with certainty if their further implementation will have a material adverse impact on our operations, results of operations, liquidity and financial condition.

United States

Our operating subsidiaries in the United States are subject to a wide range of U.S. federal, state and local laws, regulations and ordinances dealing with the protection of human health and the environment that are strictly enforced and can lead to significant penalties for noncompliance. These laws regulate, among other things, water discharges, noise, emissions of air pollutants (including dust), and the handling, use and disposal of hazardous and non-hazardous waste materials. U.S. laws and regulations also expose us to the risk of substantial environmental costs and liabilities for environmental contamination, including contamination associated with divested assets and past activities and, in some cases, the acts and omissions of the previous owners or operators of a property or facility. Those laws may result in liable parties sharing the costs of cleaning up releases to the environment of designated hazardous substances or they may result in a single liable party bearing all the costs of cleanup. We therefore may have to conduct environmental remediation associated with the disposal or release of hazardous substances at our various operating facilities, or at sites in the United States to which we sent hazardous waste for disposal. We believe that our procedures and practices as of December 31, 2025 for handling and managing materials are generally consistent with industry standards and legal requirements. We also believe that we take appropriate precautions designed to protect employees and others from harmful exposure to hazardous materials.

As of December 31, 2025, Cemex, Inc. and its subsidiaries had accrued liabilities specifically relating to environmental matters in the aggregate amount of $35.9 million. The environmental matters relate to (i) the disposal of various materials, in accordance with past industry practice, that might be categorized as hazardous substances or waste and (ii) the cleanup of hazardous substances or waste at sites used or operated by Cemex, Inc. and its subsidiaries including discontinued operations, either individually or jointly with other parties. Most of these matters are in the preliminary stages, and a final resolution might take several years. Cemex, Inc. and its subsidiaries accrue for liability when we determine it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. The ultimate cost that might be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work, and negotiations with, or litigation against, potential sources of recovery

CEMEX • 2025 20-F REPORT • 135

PART I

have been completed. Actual cost therefore may be greater than or less than the amounts accrued. Based on the information developed as of December 31, 2025, Cemex, Inc. does not believe it will be required to spend significant sums on these matters in excess of the amounts previously recorded.

In 2007, the EPA launched a CAA enforcement initiative against the U.S. cement industry. The primary goal of the initiative was to assess the industry’s historic compliance with the CAA’s New Source Review program and to reduce emissions from the industry through the installation of add-on controls. We actively engaged with the EPA on its investigations, which involved multiple of our facilities in the United States, and entered into four settlements involving a total of $6.1 million in civil penalties and a commitment to incur certain capital expenditures for pollution control equipment at our Victorville, California; Fairborn, Ohio (divested on February 10, 2017); Lyons, Colorado; Knoxville, Tennessee; Louisville, Kentucky (divested on March 6, 2020); Demopolis, Alabama; Odessa, Texas (divested on November 18, 2016); and New Braunfels, Texas plants. Based on our past experience with such matters and currently available information, as of December 31, 2025, we believe any further proceedings should not have a material adverse impact on our results of operations, liquidity, and financial condition.

In 2002, Cemex Construction Materials Florida, LLC (formerly Rinker Materials of Florida, Inc.) (“Cemex Florida”), a subsidiary of Cemex, Inc., was granted a federal quarry permit and was the beneficiary of another federal quarry permit for the Lake Belt area in South Florida. The permit held by Cemex Florida covered its SCL and FEC quarries. Cemex Florida’s Kendall Krome quarry is operated under the permit of which it was a beneficiary. The FEC quarry is the largest of Cemex Florida’s quarries measured by volume of aggregates mined and sold. Cemex Florida’s Miami cement mill is located at the SCL quarry and is supplied by that quarry, while the FEC and Kendall Krome quarries have supplied aggregates to Cemex and third-party users. Environmental groups challenged those permits in court, which resulted in their withdrawal. In response to that litigation, the Army Corps of Engineers (“Corps”) conducted a multi-year review that ended with the issuance of new federal quarry permits for the FEC and SCL quarries. Excavation of new aggregates was stopped at the FEC and SCL quarries from January 20, 2009, until new permits were issued. Furthermore, permits to extend the areas available to mine at the FEC and SCL quarries were received on May 7, 2020, and July 22, 2020, respectively. The Corps later concluded that the wetlands at the Kendall Krome quarry are not subject to the jurisdiction of the Clean Water Act. Therefore, Clean Water Act permits are not required to continue mining at the Kendall Krome site. If Cemex Florida is unable to maintain the new Lake Belt permits, to the extent available, Cemex Florida would need to source aggregates from other locations in Florida or import aggregates. This would likely affect operating income from our operations in Florida. As of December 31, 2025, any adverse impacts on our Florida operations arising from the cessation or significant restriction of quarrying operations in the Lake Belt area could also have a material adverse impact on our results of operations, liquidity, and financial condition.

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

CEMEX • 2025 20-F REPORT • 136

PART I

According to EPA’s rules, new cement plants that are major sources of non-GHG pollutants regulated under the CAA, and existing cement plants that are both major sources of non-GHG pollutants and undergoing a major modification for non-GHG pollutants, and that will increase CO2e by 75,000 or more tons per year, need to obtain a PSD permit with GHG emissions limits based on BACT controls. Complying with these PSD permitting requirements can involve significant costs and delay. As of December 31, 2025, the costs of future GHG-related regulation of our facilities through these efforts or others could have a material economic impact on our U.S. operations and the U.S. cement manufacturing industry, which in turn could have a material adverse impact in our results of operations, liquidity, and financial condition.

With respect to state efforts to address climate change, in 2006, the State of California adopted the Global Warming Solutions Act (“Assembly Bill 32” or “AB32”) setting into law the goal of reducing the State’s carbon dioxide emissions. As part of the measures derived from AB32, the California Air Resources Board (“CARB”) developed a cap-and-trade program, enforced from 2013, that covers most industrial sources of GHG emissions in the State, including cement production facilities. The program involves setting a declining overall cap on emissions, allocating a declining number of allowances free of charge to covered installations, and conducting quarterly allowance auctions. Regulated facilities then must subsequently surrender back to the regulator a number of allowances or qualified offset credits matching their verified emissions during the compliance period. Based on the free allowances received, our Victorville cement plant met all of its compliance obligations for the second compliance period (2015-2017) without a material impact on its operating costs; and also met all of its compliance obligations for the third compliance period (2018-2020) without a material impact on its operating costs. Furthermore, as of December 31, 2025, for our operations in California, we are actively pursuing initiatives to substitute fossil fuels for lower carbon fuels, improve our energy efficiency and utilize renewable power in an effort to economically reduce our direct and indirect GHG emission intensities. However, even with these ongoing efforts and the expected distribution of free allowances, as of December 31, 2025, the measures corresponding to future compliance periods of AB32, which may eventually require us to purchase emission allowances at increased prices due to their reduced availability, and the resulting overall costs of complying with a cap-and-trade program, could have an impact on our operations in California, which in turn could have an adverse impact on the results of operations, liquidity and financial condition of our operations in the United States, and consequently on us.

In 2007, CARB approved a regulation that requires California equipment owners/operators to reduce diesel particulate and nitrogen oxide emissions from in-use on-road diesel equipment and to meet progressively more restrictive emission targets. In 2008, CARB approved a similar regulation for in-use off-road diesel equipment. The emission targets require us to retrofit our California-based equipment with diesel emission control devices or replace equipment with new engine technology in accordance with certain deadlines. As of December 31, 2025, compliance with the CARB regulations has resulted in equipment related expenses or capital investments, including overhauling engines and purchases of new equipment related to the CARB regulations, in excess of $131.4 million. As of December 31, 2025, we estimate that we may continue to incur substantial expenditures to comply with these requirements.

In 2019, Colorado adopted the Climate Action Plan to Reduce Pollution (House Bill 19-1261) (“CCAP”). The CCAP sets into law a goal to reduce the state’s GHG pollution levels by 26% by 2025, 50% by 2030 and 90% by 2050 compared to 2005 levels. Rulemaking to implement CCAP is now ongoing by the Colorado Department of Public Health and Environment, Air Pollution Control Division, and the resulting rules and regulations could result in requirements for additional emissions control technology and other changes in operating processes for cement manufacturers. Further, on October 22, 2021, the Colorado Air Quality Control Commission adopted the Greenhouse Gas Emissions and Energy Management for Manufacturing in Colorado rule (the “GEMM”). The GEMM became effective on December 15, 2021. The GEMM objective is to reduce air pollution, save energy, and improve air quality in communities near emitting facilities. It requires specific facilities in the state that produce 50,000 tons or more in GHG emissions, including our construction materials facility in Lyons, to, among other things, prepare and submit to

CEMEX • 2025 20-F REPORT • 137

PART I

the Air Pollution Control Division an energy and GHG audit demonstrating that they are using GHG Best Available Control Technologies and Energy Best Management Practices. If the audit shows a facility is using GHG Best Available Control Technologies and Energy Best Management Practices, it will still be required to reduce its GHG emissions by 5%. On the other hand, if a facility’s audit shows it is not using such best controls to save energy and reduce GHG emissions, it will need to reduce the same amount of emissions that those best controls would achieve, plus reduce an additional 5% in total GHG emissions. Additionally, in July 2021, Colorado adopted the Environmental Justice Act (House Bill 21-1266) (the “EJA”), which requires Colorado’s manufacturing sector as a whole to reduce GHG emissions 20% by 2030, based on 2015 reported emissions. The APCD submitted a proposal for the EJA (or GEMM Phase 2) to the Air Quality Control Commission in September 2023, and the rule was adopted on October 20, 2023. As of December 31, 2025, we are complying with GEMM Phase 1 and the EJA, which became effective on December 15, 2023.

Claim in California

In December 2024, two landowners filed their first amended complaint in California state court against Cemex, Inc., one of our U.S. subsidiaries, and another party alleging that substances released from a previously divested operation by Cemex, Inc. (at the time named Southdown, Inc.) in Los Angeles County contaminated properties owned by the landowners, which caused diminution in value and other damages. This divestment occurred prior to the acquisition by Cemex of Southdown, Inc. in 2001. As of December 31, 2025, the proceedings were in the early stages, and we are not able to assess if these claims will lead to any damages payable by Cemex, Inc. However, if this complaint is adversely resolved against Cemex, Inc., we do not expect that any resulting damages would have a material adverse effect on our results of operations, liquidity, and financial condition.

Europe

European Union

In the EU, the cement sector is subject to a range of environmental laws of the EU and of individual Member States. The key EU laws are discussed in more detail below. More broadly, the European Climate Law sets a legally binding target of climate neutrality for the EU by 2050. EU institutions and the Member States are bound to take the necessary measures at EU and Member State level to meet the target, considering the importance of promoting fairness and solidarity among Member States. It also sets a 2030 climate target of at least 55% reduction of net emissions of GHG as compared to 1990.

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

In order to define BAT and the BAT-associated environmental performance at EU level, the European Commission organizes an exchange of information with experts from Member States, industry and environmental organizations. The European Commission adopts and publicizes BAT Reference Documents (“BREFs”) for the industry sectors covered by the IED. A key element of the BREFs are the conclusions on BAT (“BATC”), which are used as a reference for setting permit conditions. The IED allows competent authorities some flexibility to set less strict emission limit values. This is possible only in specific cases where an assessment shows that achieving the emission levels associated with BAT described in the BATC would lead to disproportionately higher costs compared to the environmental benefits due to the

CEMEX • 2025 20-F REPORT • 138

PART I

geographical location or the local environmental conditions or the technical characteristics of the installation. The competent authority shall always document its justification for granting such derogations.

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

As of December 31, 2025, a total of five BREFs of the existing 37 BREFs/REF are being reviewed. As of December 31, 2025, this has the potential to require our operations in Europe to be adapted to conform to the latest BAT, which in turn could impact our operations. As of December 31, 2025, the review of the Cement BREF is expected to begin in 2027.

As of December 31, 2025, we believe that our operations in EU Member States will be impacted given the change in regulatory approach heralded by the legislation. As of December 31, 2025, we are not able to assess the degree of impact that the future BAT requirements that come into effect under the IED will have on our operations in EU Member States.

EU Emissions Trading

The EU established an emissions trading system (“EU ETS”) by means of Directive 2003/87/EC, creating a mechanism that, as of December 31, 2025, imposes a market-determined price on the emissions of certain GHGs, including CO2 from installations and operators in the electricity and heat generation, industrial manufacturing aviation and maritime sectors. Compliance entities are required to surrender an allowance (“EUA”) in respect of each metric ton of emissions during a calendar year, which are covered by the EU ETS.

The EU ETS implements a ‘cap-and-trade’ approach, in which the total number of EUAs available (the “cap”) decreases over time. Operators either receive a free allocation of EUAs (pursuant to industry-wide benchmarks) or buy allowances from centralized auctions or from third parties. The EUAs are freely tradable. Failure to surrender EUAs is subject to significant monetary penalties of €100 (plus indexation) for each metric ton emitted in respect of which EUAs were not surrendered, in addition to the operator having to surrender the relevant number of EUAs. As of December 31, 2025, our qualifying operations in the EU, including our clinker production plants, are subject to the EU ETS.

EU policymakers and legislators have traditionally used the free allocation of EUAs as a principal way to reduce the risk of carbon leakage driven, for example, by increased imports from countries that do not have climate change control, or the risk that energy-intensive industries, facing higher costs because of the EU ETS, will move their facilities beyond the EU’s borders to these countries, thus resulting in a leakage of CO2 emissions without any environmental benefits.

The cement industry continued to receive free allocation through the end of 2025 and is expected to continue to receive free allocation throughout the end of EU ETS Phase IV in 2030. As of December 31, 2025, benchmarks—used as the main calculation factor to determine the level of free allocation an installation may receive and derived from the average emission factor of the lowest 10% EU emitters for a given product during relevant baseline years—are expected to be set on a cement binder basis rather than the historical clinker-based approach.

CEMEX • 2025 20-F REPORT • 139

PART I

Draft benchmarks are expected to be published in the first quarter of 2026, with final benchmarks confirmed during the second quarter of 2026. We have discussed the interaction of free allocation of EUAs and the EU CBAM (as defined below).

Free allocation of EUAs to operators, including those in the cement industry, will be phased out over a nine-year period from 2026 until 2034, as follows: 2026: 2.5%, 2027: 5%, 2028: 10%, 2029: 22.5%, 2030: 48.5%, 2031: 61%, 2032: 73.5%, 2033: 86%, 2034: 100%. For sectors that produce goods covered by the EU CBAM, the reduction of free allocation will be implemented by a gradual reduction while the EU CBAM is phased in from 2026 to zero free allocation in 2034 and onwards.

As of December 31, 2025, considering the market pricing dynamics expected to result from uniform exposure to sector regulation and the implementation of mitigation measures to reduce emissions in our operations, the phasing out of free allocation of EUAs under the EU ETS for the cement industry and other changes to the EU ETS are not expected to have a material adverse impact on our operations and results of operations, liquidity and financial condition. As of December 31, 2025, we expect that Cemex’s current EUA holdings, along with its ongoing mitigation initiatives and the amount of EUAs that will be annually allocated for free to Cemex in Phase IV, should be sufficient for our operations in Europe until at least the end of 2028. Additionally, in March 2024, with the intention of hedging a significant portion of our expected deficit of EUAs under the EU ETS after 2028, we entered into physically-settled forward purchase commitments for the acquisition of 1.8 million EUAs for our own use in 2029 and 2030. In addition, during the fourth quarter of 2025, Cemex extended such forward purchase commitments through a layered approach, covering 100,000 allowances annually from 2031 to 2035. As of December 31, 2025, we believe we have limited exposure to future increased prices because we do not expect to have a significant need to purchase additional EUAs; and, thus, we do not expect this to have a material adverse impact on our operations and results of operations, liquidity, and financial condition.

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

During the transitional phase, which was in effect until December 31, 2025, importers were required to report on a quarterly basis the total verified GHG emissions embedded in goods imported in a given calendar year, detailing direct and indirect emissions as well as any carbon price effectively paid in a third country. By January 1, 2026, all importers must be registered as an ‘authorized EU CBAM declarant’ in order to be eligible to import CBAM Goods.

Once the permanent system enters into force on January 1, 2026, importers will need to declare each year the quantity of goods imported into the EU in the preceding year and their embedded GHG. When importers do not have precise data on the carbon emissions from a specific factory (installation) in another country, the EU applies “default values,” estimated based on average emissions for the relevant product and country and subject to a mark-up. Accordingly, published default values, including a mark-up of 10% in 2026, 20% in 2027 and 30% from 2028 onwards, must be applied where EU ETS-equivalent monitoring and verification is not used or available. They will then surrender the corresponding number of EU CBAM certificates. The price of the certificates will be calculated depending on the weekly average auction price of EUAs expressed in euro per metric ton emitted. The phasing-out of free allocation under the EU ETS will take place in parallel with the phasing-in of EU CBAM in the period 2026-2034. We expect that by 2030, this phasing out will reduce our free allocations under the EU ETS by approximately four million EUAs, each equivalent to one metric ton of CO2e. As of December 31, 2025, due to expected market pricing dynamics and the implementation of mitigation measures to reduce emissions in our operations, unless there is

CEMEX • 2025 20-F REPORT • 140

PART I

market volatility and we have delays in the implementation of our mitigation efforts to reduce emissions or the CBAM, we do not expect a material adverse impact on our operations, results of operations, liquidity, and financial condition.

EU Taxonomy

The EU has established a classification system that sets out a list of environmentally sustainable economic activities under Regulation (EU) 2020/852 (the “EU Taxonomy”). Its primary use is to support the mandatory disclosure of sustainable investments and assets by investors, banks, and corporates in the EU. It will also be used for determining whether activities are eligible for green bonds use of proceeds criteria under the EU Green Bond Standard. Technical Screening Criteria developed under the EU Taxonomy set out the standards that certain activities in the cement sector must achieve in order to be categorized as “environmentally sustainable.” As of December 31, 2025, Cemex is not required to report under the EU Taxonomy. Nonetheless, Cemex voluntarily provides certain information in accordance with the EU Taxonomy. Though too early to determine at this stage, in addition to imposing certain reporting obligations, the classification of a company’s activities under the EU Taxonomy could, among other things, influence Cemex’s ability to access funds for certain projects, the financial markets or financial products.

In the first half of 2025, the EU introduced an Omnibus legislative proposal intended to harmonize and strengthen the interaction between key regulatory instruments such as the IED, the EU ETS, and the EU Taxonomy, including specific proposals to simplify and delay certain reporting requirements, including EU Taxonomy-related ones. In July 2025, the European Commission adopted the Omnibus Taxonomy Delegated Act (the “Omnibus Act”), which is expected to enter into force in January 2026.

As of December 31, 2025, we do not expect the adoption of the Omnibus Act to have a material adverse impact on our operations, results of operations, liquidity and financial condition.

UK Permitting

Existing EU BATC, which aim to prevent or reduce emissions and impacts on the environment, continue to have effect in the United Kingdom. The United Kingdom no longer needs to meet the requirements of any new EU BATC, except for Northern Ireland (“NI”) where the NI Protocol sets out the sectors remaining under EU IED. The UK Government, Scottish Government, Welsh Government and NI Department for Agriculture, Environment and Rural Affairs are leading the development of the UK BATC. UK BATC will be determined through an evidence-based approach with industry, regulators, and non-governmental organizations. A number of UK BATC have been initiated or are in draft form, but not in respect of the cement sector. As of December 31, 2025, no timeline has been defined for the development or adoption of a UK BATC applicable to the cement sector. As of December 31, 2025, we are not able to assess the degree of impact that any future BATC requirements that come into effect under the UK permit requirements will have on our operations in the United Kingdom.

UK ETS

As of January 1, 2021, an independent emissions trading system in the United Kingdom (the “UK ETS”) replaced the EU ETS in the United Kingdom (other than in respect of NI electricity generation). The UK ETS applies to energy intensive industries (including the cement sector), the power generation sector and aviation.

The UK ETS functions in a similar way to the EU ETS, but there are now significant differences between the rules of the two schemes / systems. The UK ETS commenced in 2021 with a cap that was 5% lower than it would have been under the EU ETS. As of December 31, 2025, it has a cap that is consistent with net zero. Free allocations of allowances are available in certain circumstances.

CEMEX • 2025 20-F REPORT • 141

PART I

Like the EU ETS, the UK ETS is divided into phases. Initially, the first phase, or “allocation period”, would run from 2021 to 2025 and the second phase from 2026 to 2030. In December 2024, the UK Government confirmed it would delay the start of the second allocation period of the UK ETS by one year, so that the second allocation period will now run from 2027 to 2030 and will be aligned with the launch of the UK CBAM in 2027 (as described below). The UK Government has put two mechanisms in place to guard against extreme highs and lows in pricing: the Auction Reserve Price and the Cost Containment Mechanism. In the fourth quarter of 2025, the UK Government confirmed that it will maintain the current methodology for adjusting free allocation in response to changes in activity level, which is based on historical activity levels. Existing product benchmarks will remain in place until 2027, with the current 2025 benchmark therefore extended to 2026 and 2027, and with the intention to adopt updated EU benchmark values from 2028 to 2030.

As of December 31, 2025, although the UK ETS provides continuity after the transition from the EU ETS, it is not possible to predict with certainty how Cemex in the United Kingdom will be affected by the UK ETS. The aggregate amount of allowances allocated to Cemex under the UK ETS may not be sufficient for our operations in the UK; and, therefore, Cemex may require to purchase emission allowances at some point in time at increased prices due to potential insufficient liquidity and increased price volatility in the UK ETS compared to the EU ETS. Nevertheless, the UK ETS is not expected to have a material adverse impact on our operations, results of operations, liquidity and financial condition. In November 2025, the EU and United Kingdom commenced formal negotiations regarding the potential linking of the UK ETS and the EU ETS. As of December 31, 2025, it is expected that this process would not be completed before 2028 at the earliest.

UK CBAM

The UK Government has announced that it will implement a UK Carbon Border Adjustment Mechanism (“UK CBAM”) by January 1, 2027. The purpose of the UK CBAM is to mitigate the risk of carbon leakage and support the decarbonization of UK industry. The UK CBAM will apply to imports of goods from the aluminum, cement, fertilizers, hydrogen, and iron and steel sectors.

An entity’s CBAM liability will be calculated by multiplying the total GHG emissions emitted per type of CBAM good imported by the liable person by the relevant UK CBAM rate, less the carbon price payable overseas. The applicable rate will be set by the UK Government according to a methodology which reflects carbon pricing in the UK ETS, free allocation of allowances under the UK ETS and the carbon price support rate of climate change levy on electricity generated using fossil fuels in Great Britain. The applicable legislation has not yet been published in draft form. However, the UK Government has confirmed that free allocation for sectors covered by the UK CBAM will be gradually phased out starting 2027, with an indicative phase-out trajectory of nine years (broadly aligned with the EU CBAM, although starting one year later). It has also been confirmed that indirect emissions will not be included in the UK CBAM rate calculation.

As of December 31, 2025, we do not expect a material adverse impact due to market prices dynamics and the implementation of mitigation measures to reduce emissions in our operations.

Great Britain Landfills

In Great Britain, future expenditure on closed and current landfill sites has been assessed and quantified over the period in which the sites are considered to have the potential to cause environmental harm, generally consistent with the regulatory view of up to 60 years from the date of closure. The assessed expenditure relates to the costs of monitoring the sites and the installation, repair, and renewal of environmental infrastructure. The costs have been quantified on a net present value basis in the amount of £139,300,229.81 ($187.73 million as of December 31, 2025, based on an exchange rate of £0.74 to $1.00) as of December 31, 2025, and we made an accounting provision for this amount.

CEMEX • 2025 20-F REPORT • 142

PART I

Tariffs

The following is a discussion of tariffs on imported cement in some of the countries and regions in which we operate.

Mexico

Mexican tariffs on imported goods vary by product and have historically been as high as 100%. Over the years, import tariffs have been substantially reduced and currently range from none at all for raw materials to over 20% for finished products. As a result of North American Free Trade Agreement (“NAFTA”), starting January 1, 1998, the tariff on cement imported into Mexico from the United States or Canada was eliminated. The USMCA signed on November 30, 2019, and which supersedes NAFTA, entered into force on July 1, 2020. The USMCA does not have any impact on tariffs on cement imported from the United States or Canada into Mexico.

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

United States

Imposition of Tariffs by the United States

In general, and aside from any other restrictions or prohibitions, as of December 31, 2025, any cement imported into the United States from Cuba and North Korea is subject to custom duties depending on the specific type of cement. In order to import cement and other products into the United States from Cuba or North Korea, an importer would be required to obtain a license from the U.S. government or otherwise establish the existence of a license exception.

In 2025, the U.S. administration issued executive orders imposing, pursuant to IEEPA and in addition to any preexisting tariffs, Fentanyl/Immigration Tariffs on products from Canada, Mexico, and China, at rates that fluctuated over time (for Mexico, the rate remained at 25% whereas for Canada the rate applicable to goods other than energy products rose from 25% to 35%). These tariffs applied to cement, aggregates, and other products we import into the United States from Mexico and Canada as part of our business. Notably, goods that complied with USMCA rules of origin were exempt from these tariffs. Also, in 2025, pursuant to IEEPA, the U.S. administration announced Country-Specific Reciprocal Tariffs on 60 countries and a 10% Baseline Tariff on all other countries, except Mexico, Canada, and China.

See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Regulatory Matters and Legal Proceedings—Imposition of Tariffs by the United States” for additional information.

Fees on Chinese Vessels

In January 2025, the United States Trade Representative (“USTR”) concluded a Section 301 investigation regarding “China’s Acts, Policies, and Practices Targeting the Maritime, Logistics, and Shipbuilding Sectors for Dominance.” After issuing a Notice of Proposed Action, holding public hearings, and soliciting public comments, USTR promulgated its Final Notice of Action on April 17, 2025 and set forth restrictions to promote the transport of U.S. goods on U.S. vessels.

On October 14, 2025, the United States began charging fees on Chinese-owned vessels, Chinese-operated vessels, and certain Chinese-built vessels that make port in the United States. For Chinese-operated vessels, fees were based on net vessels tonnage, which began at $50 per net ton in October 2025, and were expected to steadily increase until

CEMEX • 2025 20-F REPORT • 143

PART I

2028. For certain Chinese-built vessels, fees were based on net tonnage or number of containers. The fees commenced at $18 per net ton or $120 per container. Vessel operators had to pay whichever fee was higher, and they were expected to increase over the next three years.

Effective October 14, 2025, China imposed reciprocal measures in the form of special port fees on vessels owned, operated, flagged, or built in the United States, as well as those with 25% or more U.S. equity participation, starting at around $56 per net ton and were expected to rise progressively to around $156 by 2028.

However, effective November 10, 2025, the United States and China suspended their respective port fees for a one-year period. As a result, as of December 31, 2025, the economic impact previously associated with the aforementioned fees has not occurred. Before their suspension on November 10, 2025, the aforementioned measures were expected to reduce vessel availability for routes to and from the United States, potentially increasing freight rates and affecting shipping schedules, which could have led to higher logistics costs and supply chain inefficiencies. Before the November 10, 2025 suspension, we were unable to determine whether this would have had a material adverse effect on our operations, results of operations, liquidity and financial condition.

Europe

EU Member States are subject to the uniform EU commercial policy. There is no tariff on cement imported into a country that is a member of the EU from another member country or on cement exported from an EU country to another member country. As of December 31, 2025, for cement imported into a member country from a non-member country, the tariff was 1.7% of the customs value. Any country that benefits from preferential treatment with the EU is subject to the same tariffs as members of the EU. Most Eastern European producers exporting cement into EU countries currently pay no tariff.

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

Tax Matters

Mexico

On February 1, 2022, one of our subsidiaries in Mexico was notified of a tax assessment (oficio de observaciones) issued by the Mexican Tax Administration Service (Servicio de Administración Tributaria) (“SAT”), specifying that Ps 1,093 million ($60.69 million as of December 31, 2025, based on an exchange rate of Ps 18.01 to $1.00) in taxes were due as a result of certain rejected deductions, reclassification of deductions as depreciations and omitted valued-added tax payments corresponding to fiscal year 2016. On July 13, 2023, the SAT reduced its claim of taxes due to Ps 945 million ($52.47 million as of December 31, 2025, based on an exchange rate of Ps 18.01 to $1.00).

In September 2023, we filed a motion requesting the SAT to reconsider the determinations made in the tax assessment (oficio de observaciones). As of December 31, 2025, the SAT has not issued a resolution with respect to

CEMEX • 2025 20-F REPORT • 144

PART I

this motion. As of December 31, 2025, we cannot assess with certainty the likelihood of an adverse result in this proceeding; but, if adversely resolved, we believe an adverse resolution should not have a material adverse impact on our results of operations, liquidity, and financial condition.

Colombia

On April 6, 2018, the Colombian tax authority (Dirección de Impuestos y Aduanas Nacionales) (“DIAN”) notified Cemex Colombia of a proceeding notice in which the DIAN rejected certain deductions made by Cemex Colombia in its 2012 year-end income tax return. The DIAN assessed an increase in taxes to be paid by Cemex Colombia in the amount of 124.79 billion Colombian Pesos ($33.03 million as of December 31, 2025, based on an exchange rate of 3,777.62 Colombian Pesos to $1.00) and imposed a penalty in the amount of 124.79 billion Colombian Pesos ($33.03 million as of December 31, 2025, based on an exchange rate of 3,777.62 Colombian Pesos to $1.00). On December 28, 2018, Cemex Colombia was notified of the issuance of an official liquidation confirming the information in the proceeding notice. Cemex Colombia filed an appeal for reconsideration on February 21, 2019 within the legal term. On January 8, 2020, Cemex Colombia was notified that the DIAN had, in response to the appeal filed by Cemex Colombia, confirmed the DIAN’s assessment that Cemex Colombia is required to pay increased taxes and corresponding penalties, as previously notified on April 6, 2018. On July 1, 2020, Cemex Colombia filed an appeal against the aforementioned resolution in the Administrative Court of Cundinamarca. The Administrative Court of Cundinamarca admitted the appeal on September 20, 2021. No amounts are required to be paid by Cemex Colombia until all available recourses have been filed and concluded. Additionally, on March 10, 2020, the DIAN issued a complementary administrative act “statement of objections” (pliego de cargos), in which the authority claims the payment of the credit balance that was originated in the tax declaration of the aforementioned year and that was offset by Cemex Colombia with taxes from subsequent years. Cemex Colombia filed its response on June 2, 2020. On October 25, 2021, the DIAN issued a resolution in relation to the “statement of objections” (pliego de cargos) confirming the imposed penalty due to inadmissible compensation. The aforementioned penalty comprises 56.82 billion Colombian Pesos ($15.04 million as of December 31, 2025, based on an exchange rate of 3,777.62 Colombian Pesos to $1.00) of the 124.79 billion Colombian Pesos ($33.03 million as of December 31, 2025, based on an exchange rate of 3,777.62 Colombian Pesos to $1.00) increase in taxes to be paid by Cemex Colombia assessed in 2018. Cemex Colombia filed the appeal before the Administrative Court of Cundinamarca on December 16, 2021. As of December 31, 2025, the Administrative Court of Cundinamarca has not scheduled a hearing date for the proceeding. As of December 31, 2025, even though it is difficult to assess with certainty the likelihood of an adverse result in the proceeding, Cemex considers that an adverse resolution after conclusion of all available defense procedures is not probable. We believe that an adverse resolution could have a material adverse impact on our results of operations, liquidity and financial condition.

On September 5, 2018, the DIAN notified Cemex Colombia of a proceeding notice in which the DIAN rejected certain deductions taken by Cemex Colombia in its 2011 year-end income tax return. The DIAN assessed an increase in taxes to be paid by Cemex Colombia in the amount of 85.17 billion Colombian Pesos ($22.54 million as of December 31, 2025, based on an exchange rate of 3,777.62 Colombian Pesos to $1.00) and imposed a penalty in the amount of 85.17 billion Colombian Pesos ($22.54 million as of December 31, 2025, based on an exchange rate of 3,777.62 Colombian Pesos to $1.00). On May 15, 2019, Cemex Colombia was notified of the issuance of a tax assessment maintaining the initial rejection of the deductions taken by Cemex Colombia in its 2011 year-end income tax return. Cemex Colombia filed an appeal on July 11, 2019. On July 6, 2020, Cemex Colombia was notified about a resolution confirming the official liquidation. On October 22, 2020, Cemex Colombia filed an appeal against such resolution in the Administrative Court of Cundinamarca. If a final adverse resolution to Cemex Colombia is reached in this matter, in addition to any amounts to be paid in confirmation of the official liquidation, Cemex Colombia would, as of the payment date, be required to pay interest on the amounts that would be declared due as of the dates they would have had to be paid. The Administrative Court of Cundinamarca admitted the appeal on September 13, 2021.

CEMEX • 2025 20-F REPORT • 145

PART I

As of December 31, 2025, at this stage of the proceeding and considering all possible defenses available, while we cannot assess with certainty the likelihood of an adverse result in this special proceeding, we believe a final adverse resolution to this special proceeding is not probable. However, if adversely resolved, we believe such adverse resolution could have a material adverse impact on our results of operations, liquidity, and financial condition.

Furthermore, on June 8, 2020, the DIAN issued a complementary administrative act “statement of objections” (pliego de cargos), in which the authority claims the payment of the credit balance that was originated in the tax declaration of the aforementioned year and that was offset by Cemex Colombia with taxes from subsequent years. On December 17, 2020, Cemex Colombia announced that the DIAN had archived such “statement of objections” (pliego de cargos), which means the DIAN issued an administrative act by which it closed the complementary statement of charges that had been issued within the income tax process for the fiscal year 2011 earlier in 2020. With the aforementioned administrative act, the complementary procedure within the income tax process for the fiscal year 2011 has concluded, since the value of 2011 is included within the complementary process for the fiscal year 2012, and this complementary proceeding should not have a material adverse impact on our results of operations, liquidity, and financial condition.

Spain

Tax Assessment for the years 2006 to 2009

On July 7, 2011, the tax authorities in Spain notified Cemex España of a tax audit process in Spain covering the tax years from and including 2006 to 2009. The tax authorities in Spain have challenged part of the tax losses reported by Cemex España for such years. Cemex España has been formally notified of fines in the aggregate amount of €456 million ($535.93 million as of December 31, 2025, based on an exchange rate of €0.8513 to $1.00) resulting from the July 7, 2011 tax audit process in Spain. On April 22, 2014, Cemex España filed appeals against such fines before the Tribunal Económico Administrativo Central (“TEAC”). On September 20, 2017, Cemex España was notified by the TEAC about an adverse resolution to such appeals. Cemex España filed a recourse against such resolution on November 6, 2017 before the National Court (Audiencia Nacional) and applied for the suspension of the payment of the fines. The National Court admitted the recourse; and, on January 31, 2018, it notified Cemex España of the granting of the suspension of the payment, subject to the provision of guarantees on or before April 2, 2018. In this regard, Cemex España provided the respective guarantees in the form of a combination of a liability insurance policy and a mortgage of several assets in Spain owned by its Spanish subsidiary Cemex España Operaciones, S.L.U. On November 6, 2018, the National Court confirmed the acceptance of the guarantees by the Spanish Tax Office, which suspended the obligation to effect the payment until the recourses are definitively resolved. On November 30, 2021, the National Court issued a judgment rejecting the appeal filed by Cemex España against the resolution of the TEAC, confirming the imposed fines. On February 25, 2022, Cemex España filed with the Spanish Supreme Court a request for a cassation appeal against the judgment issued by the National Court to be admitted. On October 13, 2022, the Supreme Court decided not to admit the cassation appeal and Cemex España subsequently filed a motion (incidente de nulidad) seeking the annulment of the decision, alleging the violation of its constitutional rights. On January 18, 2023, the Spanish Supreme Court, reversed its decision and resolved to admit the filing of Cemex España’s cassation appeal. Cemex España filed the cassation appeal before the Spanish Supreme Court on March 27, 2023.

On November 17, 2023, Cemex España was formally notified that the cassation appeal filed before the Spanish Supreme Court was not resolved in Cemex España’s favor. As a result, Cemex España would have had to pay fines in the aggregate amount of €456 million ($535.93 million as of December 31, 2025, based on an exchange rate of €0.8513 to $1.00). The part of the tax losses challenged by the tax authorities for the subject matter years were not utilized by Cemex España; and, since 2012, were not carried in the financial statements of Cemex España. Cemex recorded an income tax expense and accrued liabilities of €456 million ($535.93 million as of December 31, 2025, based on an exchange rate of €0.8513 to $1.00) in the fourth quarter of 2023.

CEMEX • 2025 20-F REPORT • 146

PART I

On May 21, 2024, Cemex España filed with the Constitutional Court in Spain an appeal for constitutional protection against the cassation appeal resolution issued by the Spanish Supreme Court. On June 16, 2025, Cemex España received an adverse resolution from the Constitutional Court in Spain not admitting the filing of its appeal for constitutional protection. On October 3, 2025, Cemex España filed a recourse against such adverse resolution to the European Court of Human Rights. As of December 31, 2025, Cemex España has not received any answer from the European Court of Human Rights.

On August 9, 2024, the tax authorities in Spain formally notified Cemex España of the final amount of the fines for €456.23 million ($535.93 million as of December 31, 2025, based on an exchange rate of €0.8513 to $1.00), to be paid no later than September 20, 2024. On September 6, 2024, Cemex España paid €273.73 million ($321.56 million as of December 31, 2025, based on an exchange rate of €0.8513 to $1.00) of such amount. Additionally, on September 9, 2024, Cemex España filed before the National Court a motion for execution of judgement against the assessment issued by the tax authorities in Spain, alleging Cemex España has the right to a reduction of the remaining outstanding amount of the fines amounting to €182.49 million ($214.37 million as of December 31, 2025, based on an exchange rate of €0.8513 to $1.00). Furthermore, as a cautionary measure, on September 9, 2024, Cemex España filed a tax appeal motion with the TEAC informing of the motion for execution of judgement filed before the National Court.

On September 10, 2024, Cemex España paid an additional €2.4 million (approximately $2.86 million as of December 31, 2025, based on an exchange rate of €0.8513 to $1.00) and filed a request to the Agencia Estatal de Administración Tributaria de España (“AEAT”) for a postponement of payment and to be allowed to pay in installments the outstanding amount of the fines amounting to €180 million (approximately $211.44 million as of December 31, 2025, based on an exchange rate of €0.8513 to $1.00), plus late interest. In particular, Cemex España requested to pay the outstanding amount of the fines throughout four years starting April 2025, with two payment installments per year. On September 10, 2025, Cemex España received an adverse resolution from the AEAT, not admitting the aforementioned request regarding the postponement and payment of the outstanding fine in installments. On September 10, 2025, Cemex España filed with the TEAC a recourse against the non-admission of such request. If needed, Cemex does have liquidity sources available to pay the outstanding amounts of the fine.

On September 12, 2024, the tax authorities in Spain cancelled the mortgage granted in 2018 over several assets in Spain owned by Cemex España Operaciones, S.L.U., another of our Spanish subsidiaries, and Cemex España delivered a surety to the tax authorities in Spain for €180 million ($211.44 million as of December 31, 2025, based on an exchange rate of €0.8513 to $1.00).

On February 21, 2025, Cemex España received an adverse resolution from the National Court denying the motion for execution of judgement filed on September 9, 2024 against the assessment issued by the tax authorities in Spain, in which Cemex España claimed the right to a reduction of the remaining outstanding amount of the fines amounting to €182.49 million ($214.37 million as of December 31, 2025, based on an exchange rate of €0.8513 to $1.00). On February 28, 2025, Cemex España appealed such resolution before the National Court. On September 1, 2025, Cemex España received an adverse and final resolution from the National Court denying the motion for execution of judgement filed on September 9, 2024. On October 10, 2025, Cemex España filed a request for admission of a cassation appeal against such adverse resolution to the Spanish Supreme Court. Furthermore, on July 23, 2025, Cemex España received a resolution from the TEAC denying the tax appeal motion filed as a cautionary measure by Cemex España on September 9, 2024. On July 31, 2025, Cemex España filed a nullity recourse with the TEAC against the aforementioned denial, alleging that on July 23, 2025, the National Court didn’t yet deny the motion for execution and the outstanding fine must remain suspended. As of December 31, 2025, the TEAC has not yet answered such nullity recourse.

CEMEX • 2025 20-F REPORT • 147

PART I

As of December 31, 2025, the payment of the outstanding amount of the fines amounting to €135 million ($158.58 million as of December 31, 2025, based on an exchange rate of €0.8513 to $1.00) and the execution of the liability policy insurance delivered by Cemex España remain suspended until the aforementioned motions filed by Cemex España are resolved. Notwithstanding the adverse financial effects that have already been accounted for, these recent developments are not expected to adversely affect our operations, commercial relationships with clients or suppliers, or our ability to meet our financial obligations.

Other Legal Proceedings

Colombian Construction Claims

On August 5, 2005, the Urban Development Institute (Instituto de Desarrollo Urbano) (“UDI”), and an individual filed a lawsuit in the Fourth Anti-Corruption Court of Bogotá (Fiscalía Cuarta Anticorrupción de Bogotá) against a subsidiary of Cemex Colombia claiming that it was liable, along with the other members of the Asociación Colombiana de Productores de Concreto (“ASOCRETO”), an association formed by the ready-mix concrete producers in Colombia, for the premature distress of the concrete slabs of the Autopista Norte trunk line of the TransMilenio bus rapid transit system of Bogotá in which ready-mix concrete and flowable fill supplied by Cemex Colombia and other ASOCRETO members was used. The plaintiffs alleged that the base material supplied for the road construction failed to meet the quality standards offered by Cemex Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs were seeking the repair of the concrete slabs in a manner which guarantees their service during the 20-year period for which they were originally designed, and estimate that the cost of such repair could have been 100 billion Colombian Pesos ($26.47 million as of December 31, 2025, based on an exchange rate of 3,777.62 Colombian Pesos to $1.00). The lawsuit was filed within the context of a criminal investigation against a former director and two officers of the UDI, the contractor, the inspector and two ASOCRETO officers. On January 21, 2008, a court issued an order, sequestering the El Tunjuelo quarry, as security for payment of a possible future money judgment against Cemex Colombia. The court determined that in order to lift this attachment and prevent further attachments, Cemex Colombia was required to deposit 337.8 billion Colombian Pesos ($89.42 million as of December 31, 2025, based on an exchange rate of 3,777.62 Colombian Pesos to $1.00) in cash instead of posting an insurance policy to secure such recovery. Cemex Colombia appealed this decision and the Superior Court of Bogotá (Tribunal Superior de Bogotá) allowed Cemex to present an insurance policy in the amount of 20 billion Colombian Pesos ($5.29 million as of December 31, 2025, based on an exchange rate of 3,777.62 Colombian Pesos to $1.00). Cemex gave the aforementioned security, and, on July 27, 2009, the court lifted the attachment on the quarry.

On October 10, 2012 the court issued a first instance judgment pursuant to which the accusation made against the ASOCRETO officers was nullified. The judgment also convicted a former UDI director, the contractor’s legal representatives and the inspector to a prison term of 85 months and a fine of 32 million Colombian Pesos ($8,470.94 as of December 31, 2025, based on an exchange rate of 3,777.62 Colombian Pesos to $1.00). As a consequence of the nullification, the judge ordered a restart of the proceeding against the ASOCRETO officers. The UDI and other parties to the legal proceeding appealed the first instance judgment and on August 30, 2013 the Superior Court of Bogotá resolved to reduce the prison term imposed to the former UDI director and the UDI officers to 60 months and imposed a fine equivalent to 8.8 million Colombian Pesos ($2,329.51 as of December 31, 2025, based on an exchange rate of 3,777.62 Colombian Pesos to $1.00). Additionally, the UDI officers were sentenced to severally pay the amount of 108 billion Colombian Pesos ($28.59 million as of December 31, 2025, based on an exchange rate of 3,777.62 Colombian Pesos to $1.00) for the purported damages in the concrete slabs of the TransMilenio bus rapid transit system. Additionally, the Superior Court of Bogotá overturned the penalty imposed to the contractor’s legal representatives and inspector because the criminal action against them was barred due to the passage of time. Furthermore, the Superior Court of Bogotá revoked the annulment in favor of the ASOCRETO officers and ordered

CEMEX • 2025 20-F REPORT • 148

PART I

the first instance judge to render a judgment regarding the ASOCRETO officers’ liability or lack thereof. On June 25, 2014, the Supreme Court of Colombia’s Penal Cassation Chamber (Sala de Casación Penal de la Corte Suprema de Justicia de Colombia) dismissed the cassation claim filed by the former UDI director and the UDI officers against the Superior Court of Bogotá’s judgment. Dismissal of the cassation claim has no effect on Cemex Colombia’s or the ASOCRETO officers’ interests in these proceedings. On January 21, 2015, the Penal Circuit Court of Bogotá issued a resolution agreeing with the arguments presented by Cemex Colombia regarding the application of the statute of limitations to the criminal investigation against the ASOCRETO officers and acknowledging that the ASOCRETO officers were not public officers, and as a consequence, finalizing the process against the ASOCRETO officers and the civil responsibility claim against Cemex Colombia. On July 28, 2015, the Superior Court of Bogotá upheld this resolution and as such the action brought against Cemex Colombia for the premature distress of the concrete slabs of the Autopista Norte trunk line has ended.

Related to the premature distress of the concrete slabs of the Autopista Norte trunk line of the TransMilenio bus rapid transit system six legal actions were brought against Cemex Colombia. The Cundinamarca Administrative Court (Tribunal Administrativo de Cundinamarca) nullified five of these actions and, as of December 31, 2025, only one remains outstanding. On June 17, 2019, an administrative court, in the first instance, ruled against Cemex Colombia and other concrete producers, because the judge found that there was a violation of consumer rights, for alleged faults in the roads. Consequently, the judge ordered Cemex Colombia to issue a public statement acknowledging the alleged violation and a commit to not incur such violation in the future. This first instance decision did not contemplate any economic consequence for Cemex Colombia. Cemex Colombia, jointly with thirteen of the defendants, filed an appeal before the Cundinamarca Administrative Court. At this stage of the proceedings, as of December 31, 2025, regarding the remaining pending action filed before the Cundinamarca Administrative Court, if adversely resolved, we do not expect that such adverse resolution should have a material adverse impact on our results of operations, liquidity, and financial condition.

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

On June 19, 2024, the Prosecutor of Eminent Domain Process of the Attorney General’s Office (the “Prosecutor”) admitted the Domain Extinction Proceeding, declaring the admissibility of the domain extinction of the assets included in the MOU signed between Cemex Colombia and CI Calizas, and thus, initiating the asset forfeiture trial of the

CEMEX • 2025 20-F REPORT • 149

PART I

Affected Assets. This decision does not recognize Cemex’s status as a third party of good faith exempt from fault. On June 27, 2024, Cemex Colombia appealed this ruling, arguing that previous rulings in the cases against the former administrators demonstrate that it was deceived and acted diligently once it became aware of the situation. As of December 31, 2025, this appeal will be resolved by the hierarchical superior of the Prosecutor, which is expected to take approximately two years starting on the date of filing of the appeal. The trial of the Domain Extinction Proceeding is set to begin once the appeal is resolved and could take several years.

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

On April 12, 2019, Cemex Colombia reached a conciliatory agreement with the SAE, CI Calizas and ZOMAM before the Public Prosecutor’s Office (Procuraduría General de la Nación) and signed a contract of Mining Operation, Manufacturing and Delivery Services and Leasing of Properties for Cement Production (the “New Lease Agreement”), allowing Cemex Colombia to operate the Maceo Plant. Cemex Colombia, under the terms of the New Lease Agreement, will lease the land portion of the Affected Assets for a term of 21 years, that can be extended by another 10 years. The New Lease Agreement will remain in full force and effect regardless of the outcome following the Domain Extinction Proceeding over the Affected Assets or if a third party purchases the Affected Assets under the Early Disposal Proceeding (as defined below) unless a competent judge and Superior Court of Bogotá grant Cemex Colombia (and one of its subsidiaries) the ownership rights related to the Affected Assets. In such case, the New Lease Agreement will be terminated given that Cemex Colombia and its subsidiary would be the rightful owners of the Affected Assets and the New Lease Agreement would no longer be required to operate and manage them.

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

On November 18, 2021, Cemex filed a Letter of Intent requesting that the SAE commence the process of selling of CI Calizas and other related assets, including the Affected Assets, under an early disposal proceeding (enajenación temprana) (the “Early Disposal Proceeding”), in which Cemex is interested in participating. If the SAE continues with the Early Disposal Proceeding, the corresponding sale should be carried out under objective parameters prescribed by law that apply to valuing entities undergoing domain extinction proceedings. In October 2024, the SAE filed a motion stating their intent to initiate the Early Disposal Proceeding of the Affected Assets while the Domain Extinction Proceeding continues. As of December 31, 2025, the Early Disposal Proceeding has not been notified and the Domain Extinction Proceeding continues. As of December 31, 2025 at this stage of the proceedings, we believe that

CEMEX • 2025 20-F REPORT • 150

PART I

we would be able to keep ownership of all the assets encompassing the Maceo Plant that are not subject to the Domain Extinction Proceeding and that the likelihood of an adverse result in this matter is not probable but we are not able to assess the likelihood of Cemex Colombia receiving a final adverse decision relating to the Domain Extinction Proceeding or if the ownership of the assets subject to the MOU will be extinguished in favor of the Republic of Colombia or purchased by a third party in an Early Disposal Proceeding. However, as of December 31, 2025, we believe that an adverse resolution in which Cemex Colombia is not compensated for the value of its investments in the Maceo Project could have a material adverse effect on our results of operations, liquidity, or financial condition.

On December 30, 2013, Cemex Colombia and the Representative entered into a different memorandum of understanding (the “Land MOU”), pursuant to which the Representative would represent Cemex Colombia in the acquisition of lands adjacent to the Maceo Project. In connection with the Maceo Project, Cemex Colombia conveyed to the Representative 43.8 billion Colombian Pesos, including cash payments and interest, ($11.59 million as of December 31, 2025, based on an exchange rate of 3,777.62 Colombian Pesos to $1.00). Due to the Domain Extinction Proceeding against the Affected Assets described above, the acquisition of the Affected Assets was not finalized.

On September 23, 2016, CLH disclosed that it had identified irregularities in the process for the purchase of the land related to the Maceo Project and submitted a criminal complaint with the Attorney General’s Office. Further, on December 20, 2016, CLH enhanced such filing with additional information and findings obtained as of such date. On June 12, 2018, the Attorney General’s Office formally charged two former officers of the Company and the Representative. One of the former officers of the Company entered into a plea bargain and cooperation agreement with the Attorney General’s Office, which was approved by the Colombian criminal court in April of 2019. The hearings for the other two individuals were held throughout 2022, and on March 29, 2023, they were found guilty by the first instance judge. The other former officer was found guilty of unfair administration, illicit enrichment, and forgery of private documents, and was sentenced to 15 years in prison and a penalty of approximately $7.4 million. The Representative was found guilty of illicit enrichment, forgery of private documents, and money laundering, and sentenced to 21 years in prison and a penalty of approximately $7.6 million. Both individuals filed an appeal against the ruling on March 29, 2023 with the Criminal Superior Court of Bogotá (Sala Penal del Tribunal Superior del Distrito de Bogotá). On October 5, 2023, the Criminal Superior Court of Bogotá confirmed the decision of the first instance judge, save for the criminal offense of forgery of private documents, since the statute of limitations for such crime had expired on December 12, 2022. Therefore, the prison sentences for both individuals were reduced to 13 years for the former officer and 19 years for the Representative, however their respective penalties were kept the same. On October 9, 2023, and on October 12, 2023, the former officer and the Representative, respectively, filed an extraordinary cassation appeal against the Criminal Superior Court of Bogotá ruling. The Criminal Superior Court of Bogotá admitted both extraordinary cassation appeals, and thus, the docket of the proceeding has been submitted to the Colombian Supreme Court. As of December 31, 2025, the final decision of the proceeding with the Colombian Supreme Court is still pending resolution.

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

CEMEX • 2025 20-F REPORT • 151

PART I

Additionally, pursuant to the requirements of Cemex, S.A.B. de C.V.’s and CLH’s audit committees, Cemex Colombia retained external counsel to assist CLH and Cemex Colombia to collaborate as necessary with the Attorney General’s Office, as well as to assist on other related matters. A forensic investigator in Colombia was also engaged.

Since 2012, and as of December 31, 2025, the Attorney General’s Office is investigating the irregularities in connection with the transactions conducted pursuant to the MOU and the Land MOU, as well as other matters regarding our business in Colombia. Such investigations are running their due course but have not been concluded, and, as such, we cannot predict what actions, if any, the Attorney General’s Office may implement. Any actions by the Attorney General’s Office and any actions taken by us in response to the aforementioned irregularities regarding the Maceo Project, including, but not limited to, the termination of employment and resignation of the aforementioned executives and further investigations in Colombia, could have a material adverse effect on our results of operations, liquidity and financial condition.

On December 7, 2020, CLH, acting as a shareholder of Cemex Colombia, filed a lawsuit before the Colombian Business Superintendency (Superintendencia de Sociedades de Colombia) seeking the invalidity and, alternatively, the nullity or the inexistence of the equity contribution in-kind carried out by Cemex Colombia to ZOMAM on December 11, 2015 by means of which a portion of the Maceo Plant’s assets were contributed to this entity. On January 29, 2021, CLH reformed the lawsuit in order to include Cemex Colombia as plaintiff along with CLH. The reformed lawsuit was admitted on May 5, 2021. On December 6, 2022, the Colombian Business Superintendency denied the claims of the lawsuit, ruling Cemex Colombia as the rightful shareholder of ZOMAM and that the contribution was lawful, and therefore, on December 13, 2022, CLH and Cemex Colombia filed an appeal for this decision to be reviewed. In March 2023, the court reviewing the appeal issued a ruling that confirmed the decision made by the Colombian Business Superintendency. Cemex Colombia and CLH filed a clarification and addition request. Such request was denied on June 1, 2023, and thus, on June 8, 2023, Cemex Colombia and CLH filed an extraordinary cassation appeal. On June 30, 2023, the cassation appeal was admitted by the court reviewing CLH’s and Cemex Colombia’s appeal. Thus, the docket of the proceeding was sent to the Colombian Supreme Court, which in turn accepted the extraordinary cassation appeal on August 24, 2023. The cassation lawsuit was timely filed on October 13, 2023. On June 6, 2024, the cassation lawsuit was admitted by the Colombian Supreme Court. Consequently, on June 28, 2024, ZOMAM filed its response to the cassation lawsuit. On July 3, 2024, the docket of the proceeding was assigned to the corresponding Colombian Supreme Court judge for the Colombian Supreme Court to review and issue its final ruling on the matter. As of December 31, 2025, the decision of the Colombian Supreme Court is pending.

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

On March 12, 2024, Corporación Cementera Latinoamericana S.L.U. (“CCL”), a Cemex indirect subsidiary, filed a collection lawsuit against ZOMAM, to recover $32.6 million plus interest, which ZOMAM owes to CCL according to a loan agreement executed between the parties on December 22, 2015. On March 21, 2024, the appointed first instance judge admitted the lawsuit and, therefore, issued a payment order against ZOMAM. ZOMAM filed a reconsideration petition on April 18, 2024, which was subsequently dismissed by the appointed judge on June 12, 2024. On August 18, 2024, the initial hearing took place, wherein ZOMAM requested that the SAE, ZOMAM’s

CEMEX • 2025 20-F REPORT • 152

PART I

administrator, be able to intervene in the proceeding. However, the first instance judge denied the request and thus, ZOMAM filed an appeal for a second instance judge to review the decision that denied the SAE to intervene in the proceeding. On November 13, 2024, the second instance judge ordered to allow the SAE to intervene in the proceeding. Given that the SAE is a public entity domiciled in a different jurisdiction from the initial appointed first instance judge, the docket was submitted to be appointed to a new judge in the new jurisdiction. On December 10, 2024, the new judge was appointed. As of December 31, 2025, we believe an unfavorable resolution should not have a material adverse impact on our business, financial condition, liquidity, and results of operations.

Investigations Related to Ongoing Matters in Colombia and Certain Other Countries

As discussed in “Item 4. Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Maceo, Colombia—Legal Proceedings in Colombia,” internal audits and investigations by Cemex, S.A.B. de C.V. and CLH had raised questions about payments relating to the Maceo Project. The payments made to the Representative in connection with the Maceo Project did not adhere to Cemex, S.A.B. de C.V.’s and CLH’s internal controls. As announced on September 23, 2016, the CLH and Cemex Colombia officers responsible for the implementation and execution of the above-referenced payments were terminated and the then Chief Executive Officer of CLH resigned. In December 2016, Cemex, S.A.B. de C.V. received subpoenas from the SEC seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo Project. We had previously disclosed that it was possible that the DOJ and other investigatory entities in other jurisdictions could also open investigations into this matter. In this regard, on March 12, 2018, the DOJ issued a grand jury subpoena to Cemex, S.A.B. de C.V. relating to its operations in Colombia and other jurisdictions. These subpoenas do not mean that the SEC or DOJ have concluded that Cemex, S.A.B. de C.V. or any of its affiliates violated the law. Cemex, S.A.B. de C.V. has cooperated fully and on or before 2020 produced to the SEC and DOJ all requested information and documentation. If required to do so by the authorities, Cemex intends to continue to cooperate fully with the SEC, the DOJ, the Attorney General’s Office and any other investigatory entity in Colombia or in any other country. As of December 31, 2025, Cemex, S.A.B. de C.V. is unable to predict the formal duration, scope, or outcome of the SEC or DOJ investigations, or any other investigation that may arise in Colombia or any other country, or, because of the current status of the SEC and DOJ investigations, the potential sanctions which could be imposed on Cemex, S.A.B. de C.V., or if such sanctions, if any, would have a material adverse impact on Cemex, S.A.B. de C.V.’s consolidated results of operations, liquidity or financial position. However, considering we have not received any request for information from either the SEC or DOJ since 2020 and that we produced all requested information by 2020, we believe that these investigations are possibly no longer being actively pursued by the SEC and DOJ.

Maceo, Colombia—Operational Matters

On October 27, 2016, CLH postponed the commencement of operations of the Maceo Plant given that, among several other factors, Cemex Colombia had not received the environmental and construction permits required to finalize the access road to such cement plant at the time and considered that the only existing access to such cement plant could not guarantee safety or operations and could limit the capacity to transport products from the cement plant. As of December 31, 2025, the access road has been substantially completed, the commissioning of the Maceo Plant has been concluded and the Maceo Plant is in full operation.

On May 21, 2021, Cemex Colombia and ZOMAM submitted a new request to expand the free trade zone that covers the Maceo Project in order to commission a new clinker line at such cement plant. On June 15, 2022, the corresponding authority issued the resolution by means of which the requested extension was granted, expanding the zone by 144,712.24 m2, for a total of 336,438.24 m2.

CEMEX • 2025 20-F REPORT • 153

PART I

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

On September 3, 2019, Cemex Colombia was notified of a favorable decision issued by the Corantioquia Board of Directors to approve subtracting from the DIM an area of 169.2 hectares of the municipality of Maceo. Cemex Colombia will be responsible for managing the execution of the environmental compensations requested by the Corantioquia Board of Directors.

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

On February 22, 2018, Central de Mezclas granted such authorization. Cemex Colombia had previously requested a modification to the Environmental License to 950,000 tons of cement per annum, which Corantioquia denied. On July 17, 2020, Cemex Colombia submitted a new request to modify the Environmental License to expand its production to 950,000 tons of cement per annum as initially planned. On February 2, 2021, Corantioquia issued a resolution authorizing CI Calizas’ request to modify the Environmental License and CI Calizas challenged such determination to further clarify the details and extent of the Environmental License. Following this challenge, on February 12, 2021, Corantioquia resolved to modify the Environmental License, allowing the extraction of up to 990,000 tons of minerals (clay and limestone) and up to 1,500,000 metric tons of cement annually. On October 22, 2021, a request for amendment of the Environmental License of Maceo Plant was filed with Corantioquia, by means of which CI Calizas requested to increase the scope of the production of exploding annually up to 1,924,000 tons of clay and limestone, among other requests. On June 27, 2023, the Colombian National Environmental Authority (Autoridad Nacional de Licencias Ambientales) (“ANLA”) commenced with the study of CI Calizas’ request. On November 15, 2024, the ANLA shelved CI Calizas’ request, and thus, on December 2, 2024, CI Calizas filed a reconsideration petition against the request denial. On February 3, 2025, the reconsideration petition was denied and the shelving decision confirmed. As of December 31, 2025, we expect to submit a new request to modify the Environmental License to expand production capacity; however, we believe that the failure to modify the Environmental License would not have a material adverse impact on our operations, results of operations, liquidity and financial condition.

On August 29, 2020, Cemex Colombia received a favorable opinion from Corantioquia and the relevant municipality, which deems the industrial and mining use of the land where the Maceo Project is located as suitable. As of December 31, 2025, further requirements are still in process of being fulfilled.

Given that all conditions under the New Lease Agreement have been met except for the modification of the Environmental License to expand production capacity, on May 1, 2025, the Initiation Act pursuant to the New Lease Agreement was executed for the commissioning of the Maceo Plant. As of December 31, 2025, Cemex Colombia and Central de Mezclas have concluded the commissioning of the Maceo Plant and the Maceo Plant is in full operation.

CEMEX • 2025 20-F REPORT • 154

PART I

The modification of the Environmental License is not a required condition for the execution of the Initiation Act of the commissioning of the Maceo Plant. As of December 31, 2025, we do not expect to suffer a material adverse impact to our results of operations, liquidity and financial condition as a result of any pending resolution relating to the Domain Extinction Proceeding against the Affected Assets.

Cebu Cease and Desist Order

On September 20, 2018, a landslide occurred in Sitio Sindulan, Barangay Tina-an, Naga City, Cebu, Philippines (the “Landslide”), a site located within an area covered by mining rights of ALQC. At the time, we were an indirect minority shareholder of ALQC, the principal raw material supplier of one of our former subsidiaries in the Philippines, APO Cement Corporation (“APO”).

On December 2, 2024, after we divested our operations and assets in the Philippines, the Office of the Governor of the Province of Cebu, in the Philippines, issued a cease-and-desist order effective for 30 days (the “Cebu Cease and Desist Order”) to ALQC regarding all the earth-moving operations within its mineral production sharing agreement (the “MPSA”) areas. These areas cover the quarry owned by ALQC, which supplies limestone to APO’s cement plant. The Cebu Cease and Desist Order also refers to the previously disclosed Landslide, which occurred in 2018. Additionally, in compliance with the Cebu Cease and Desist Order, the Office of the City Mayor of Naga, Cebu, ordered municipal authorities to conduct regular inspections of the MPSA areas, including an environmental audit, comprehensive area risk assessment and determination of the carrying capacity of the MPSA areas. The Cebu Cease and Desist Order was extended several times but later annulled by the Philippine Court of Appeals. After the Province of Cebu filed a motion for reconsideration, the Philippine Court of Appeals confirmed the annulment of the Cebu Cease and Desist Order on July 30, 2025. The Province of Cebu did not file any motion for reconsideration or appeal against this resolution within the legally prescribed term; and, therefore, as of December 31, 2025, the annulment of the Cebu Cease and Desist Order is expected to be definitive once the Philippine Court of Appeals issues the corresponding entry of judgment and certificate of finality.

On December 16, 2024, Impact Assets Corporation (“IAC”), a company in the Philippines in which we had a 40% equity interest at the time and which is the former shareholder of ALQC, executed, with other parties, an undertaking of support addressed to the Governor of Cebu in the Philippines under which IAC pledged to (i) comply with all environmental regulations and (ii) consult with certain government offices to get their feedback on the environmental impact of the operations of ALQC. These undertakings were made in connection with the past, current and/or future operations of ALQC in the Province of Cebu, in the Philippines.

Following the divestment of our now former operations in the Philippines (the “Philippines Divestment”), since December 2, 2024, Cemex no longer has any equity interest in CHP, APO or ALQC. Any claim from the Province of Cebu, Philippines, arising from this proceeding should be directed to ALQC. However, if ALQC were determined to be liable for any operations that took place prior to December 2, 2024, the Philippines Divestment purchasers could, contingent on several factors, have claims against Cemex under the terms of the Philippines Divestment’s main transactional documents. As of December 31, 2025, in the event any claims by the Philippines Divestment purchasers are brought and then ultimately resolved against us, we are not able to determine if any such adverse resolution would have a material adverse impact on our business, financial condition, liquidity, and results of operations.

As of December 31, 2025, we cannot assess with certainty if we will be liable for any undertakings entered into by IAC with the authorities in Cebu, the Philippines, but based on the precedents of the legal and administrative actions that had already been decided by authorities in the Philippines, but we believe that it is unlikely that there would be a material adverse impact on our results of operations, liquidity and financial condition resulting from any actions, if any are taken against us, by authorities in the Philippines related to the Cebu Cease and Desist Order.

CEMEX • 2025 20-F REPORT • 155

PART I

UK Claim for Compensation pursuant to a Compulsory Purchase Order

On June 29, 2023, Cemex UK Operations Limited filed a claim with the Upper Tribunal Lands Chamber (the “Lands Tribunal”) seeking compensation from the UK Secretary of State following the compulsory acquisition of Cemex’s leasehold interest in land and buildings at Washwood Heath, Birmingham, where Cemex operated railway sleeper, aggregates, and asphalt businesses. The land was acquired in connection with the construction and operation of a high-speed rail line between London and the West Midlands (High Speed 2 or “HS2”). Cemex’s claim elements comprise of the market value of its leasehold interests in its former site, disturbance losses, including loss of profits suffered as a result of the compulsory acquisition, professional fees and statutory loss payments. In June 2022, Cemex received an initial advance payment of £14 million ($18.86 million as of December 31, 2025, based on an exchange rate of £0.74 to $1.00) as partial compensation for the land, as well as other assets, and loss of profits. In December 2024, mediation talks between Cemex and the UK Secretary of State took place; however, besides settlement of discrete elements of the claim and a further advance payment of £9 million ($12.12 million as of December 31, 2025, based on an exchange rate of £0.74 to $1.00), no definite settlement was agreed and so the matter proceeded to trial. In September 2025, Cemex received a further advance payment from the Department for Transport, which funds HS2, of £9 million ($12.12 million as of December 31, 2025, based on an exchange rate of £0.74 to $1.00). On November 18, 2025, the Lands Tribunal ruling was rendered and we were awarded a sum of £29.93 million ($40.33 million as of December 31, 2025, based on an exchange rate of £0.74 to $1.00) for those parts of our claim that remained outstanding following the first hearing held in January 2025. As of December 31, 2025, the total compensation payable to Cemex totals £56.04 million ($75.73 million as of December 31, 2025, based on an exchange rate of £0.74 to $1.00) and we also expect to recover statutory interest and legal costs, to be determined. The advance payments received as of December 31, 2025 are £32.75 million ($44.26 million as of December 31, 2025, based on an exchange rate of £0.74 to $1.00) and the amount pending to be collected is £23.28 million ($31.46 million as of December 31, 2025, based on an exchange rate of £0.74 to $1.00). The sum of the advance payments already made to Cemex from the Department for Transport will be deducted. As of December 31, 2025, we cannot assess with certainty whether the Lands Tribunal’s ruling rendered on November 18, 2025 will be appealed by the Secretary of State for Transport. As of December 31, 2025, we believe an adverse resolution, if given an appeal, would not have a material adverse impact on our results of operations, liquidity, and financial condition.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

CEMEX • 2025 20-F REPORT • 156

PART I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion and analysis should be read in conjunction with, and are qualified in their entirety by reference to, Cemex, S.A.B. de C.V.’s audited consolidated financial statements as of December 31, 2024 and 2025, and for each of the three years ended December 31, 2023, 2024 and 2025 included elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS as issued by IASB.

As previously described, Cemex, S.A.B. de C.V.’s audited consolidated financial statements as of December 31, 2024 and 2025, and for each of the three years ended December 31, 2023, 2024 and 2025 included elsewhere in this annual report include our presentation of several incurred and projected sales of assets as discontinued operations, as applicable. For example, (i) for the year ended December 31, 2023 and for the period from January 1 to September 10, 2024, our operations in Guatemala are reported in the income statements, net of income tax, in the single line item “Discontinued operations;” (ii) for the year ended December 31, 2023 and for the period from January 1 to December 2, 2024, our operations in the Philippines are reported in the income statements, net of income tax, in the single line item “Discontinued operations;” (iii) for the years ended December 31, 2023 and 2024 and for the period from January 1 to January 30, 2025, our operations in the Dominican Republic are reported in the income statements, net of income tax, in the single line item “Discontinued operations;” (iv) for the years ended December 31, 2023 and 2024 and for the period from January 1 to October 6, 2025, our operations in Panama are reported in the income statements, net of income tax, in the single line item “Discontinued operations.” See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Significant Transactions” and “Item 5. Operating and Financial Review and Prospects—Results of Operations—Discontinued Operations” for more information. Also see note 5.2 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

The regulations of the SEC do not require foreign private issuers that prepare their financial statements based on IFRS to reconcile such financial statements to U.S. GAAP.

Our export sales from one reportable operating segment to another are important to evaluate the performance, market dynamics and assets’ utilization of each reportable segment on a stand-alone basis. Surplus of installed capacity or attractive export prices existing in a reportable operating segment give rise to the opportunity for exports to another operating segments to the extent there is available infrastructure for exports, such as maritime or land terminals. Accordingly, the percentage changes in cement sales volumes described in this annual report for our operations in a particular country or region include the number of tons of cement and/or the number of cubic meters of ready-mix concrete sold to our operations in other countries and regions. Moreover, the revenues financial information presented in this annual report for our operations in each country or region includes the Dollar amounts and percentage variations of the year in comparison to the previous year, as applicable, of both revenues to external customers, which summarizes our consolidated revenues as reported in the financial statements, as well as revenues including sales of cement and ready-mix concrete to our operations in other countries and regions, which have been eliminated in the preparation of Cemex, S.A.B. de C.V.’s audited consolidated financial statements as of and for the year ended December 31, 2025 included elsewhere in this annual report.

CEMEX • 2025 20-F REPORT • 157

PART I

The following table sets forth selected financial information of revenues before intragroup transactions, eliminations resulting from consolidation (export sales from one country to another as described above) and revenues to external customers for each of the three years ended December 31, 2023, 2024 and 2025 by geographic reportable segment.

	Revenues Including Intragroup Transactions For the Year Ended December 31,(1)			Less: Intragroup Transactions For the Year Ended December 31,(2)			External Revenues For the Year Ended December 31,(1)
	2023	2024	2025	2023	2024	2025	2023	2024	2025

Mexico	$5,060	$4,881	$4,364	$(205)	$(136)	$(82)	$4,855	$4,745	$4,282

United States	5,338	5,194	5,008	—	—	(7)	5,338	5,194	5,001

Europe	3,718	3,681	3,819	(91)	(99)	(22)	3,627	3,582	3,797

MEA	1,093	1,010	1,299	(2)	—	—	1,091	1,010	1,299

SCA&C	1,072	1,100	1,144	(30)	(36)	(32)	1,042	1,064	1,112

Reportable segments	—	—	—	—	—	—	15,953	15,595	15,491

Other activities(3)	451	468	641	—	—	—	451	468	641

Consolidated amounts							$16,404	$16,063	$16,132

(1)

For the reported periods, Cemex presents and discusses revenues before and after sales between reportable segments to allow readers a better understanding of market dynamics related to exports and utilization of installed capacity of Cemex’s reportable segments on a stand-alone basis.

(2)

Our operating reportable segments’ intragroup transactions refer to export sales between reportable segments. See our discussion of revenues by reportable segments in our “Results of Operations” section beginning on page 168 of this Annual Report for a description of the main origins and destinations of the Company’s exports transactions between reportable segments.

(3)	Our “Other activities” revenues line item refers mainly to: our Trading Unit (“Trading”).

The following table sets forth selected consolidated financial information of total assets as of December 31, 2024 and 2025, as well as selected financial information of revenues before intragroup transactions, external revenues, and operating earnings before other expenses, net for each of the three years ended December 31, 2023, 2024 and 2025 by reportable segment expressed as a percentage of our total consolidated group, as applicable. We operate in countries and regions with economies in different stages of development and structural reform and with different levels of fluctuation in exchange rates, inflation and interest rates. These economic factors may affect our results of operations, liquidity, and financial condition, depending upon the depreciation or appreciation of the exchange rate of each country and region in which we operate compared to the Dollar and Euro and the rate of inflation of each of these countries and regions. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Indebtedness and Certain Other Obligations—We have to service part of our debt and other financial obligations denominated in Dollars and Euros with revenues generated in Mexican Pesos or other currencies, as we do not generate sufficient revenue in Dollars and Euros from our operations to service all our debt and other financial obligations denominated in Dollars and Euros. This could adversely affect our ability to service our obligations in the event of a devaluation of the Mexican Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar and Euro. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Dollar (our reporting currency) vis-à -vis the Mexican Peso and other significant currencies within our operations.”

	Revenues Including Intragroup Transactions For the Year Ended December 31,(1)			External Revenues For the Year Ended December 31,(2)			Operating Earnings Before Other Expenses, Net For the Year Ended December 31,			Total Assets at December 31,
	2023	2024	2025	2023	2024	2025	2023	2024	2025	2024	2025

Mexico	26%	26%	24%	30%	30%	27%	65%	70%	67%	15%	19%

United States	28%	28%	28%	33%	32%	31%	29%	28%	27%	48%	45%

Europe	19%	20%	21%	22%	22%	24%	15%	14%	17%	16%	16%

MEA	6%	5%	7%	7%	6%	8%	4%	4%	8%	4%	5%

CEMEX • 2025 20-F REPORT • 158

PART I

	Revenues Including Intragroup Transactions For the Year Ended December 31,(1)			External Revenues For the Year Ended December 31,(2)			Operating Earnings Before Other Expenses, Net For the Year Ended December 31,			Total Assets at December 31,
	2023	2024	2025	2023	2024	2025	2023	2024	2025	2024	2025

SCA&C	6%	6%	6%	5%	7%	7%			8%	7%	6%

Reportable segments	—	—	—	97%	97%	97%	120%	124%	127%	90%	91%

Other activities(3)	—	—	—	3%	3%	3%	(20)%	(24)%	(27)%	9%	9%

Assets held for sale	—	—	—	—	—	—	—	—	—	1%	—

Total consolidated (in millions of Dollars)				$16,404	$16,063	$16,132	$1,946	$1,823	$1,789	$27,299	$28,945

(1)	Represent the percentage integration by reportable operating segments based on aggregate combined revenues before eliminations resulting from consolidation.

(2)	Represent the percentage integration by reportable operating segments based on the consolidated amount of revenues as reported in the financial statements.

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

As of December 31, 2024 and 2025, and for the years ended December 31, 2023, 2024 and 2025, identified below are the accounting policies we have applied under IFRS that are critical to understanding our overall financial reporting.

Deferred Income Taxes

Our operations are subject to taxation in many different jurisdictions throughout the world. The effects reflected in the income statements for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary, reflecting uncertainty in income tax treatments, if any. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax loss carryforwards and other recoverable tax credits, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow the manner in which we expect to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive

CEMEX • 2025 20-F REPORT • 159

PART I

income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted. Our worldwide tax position is highly complex and subject to numerous laws that require interpretation and application and that are not consistent among the countries in which we operate. Significant judgment is required to appropriately assess the amounts of tax assets and liabilities.

Deferred tax assets, mainly related to tax loss carryforwards, are reviewed at each reporting date and are reduced when it is not deemed probable that the related tax benefit will be realized, considering the aggregate amount of self- determined tax loss carryforwards that we believe will not be rejected by the tax authorities based on available evidence and the likelihood of recovering them prior to their expiration through an analysis of estimated future taxable income. If it is probable that the tax authorities would reject a self-determined deferred tax asset, we would decrease such asset. When it is considered that a deferred tax asset will not be recovered before its expiration, we would not recognize such deferred tax asset. Both situations would result in additional income tax expense for the period in which such determination is made. In order to determine whether it is probable that deferred tax assets will ultimately be recovered, we take into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies and future reversals of existing temporary differences. Likewise, we analyze our actual results versus our estimates, and adjust, as necessary, our tax asset valuations. If actual results vary from our estimates, the deferred tax asset and/or valuations may be affected, in which case, necessary adjustments will be made based on relevant information in our income statement for such period.

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

Our overall tax strategy is to structure our worldwide operations to reduce or defer the payment of income taxes on a consolidated basis. Many of the activities we undertake in pursuing this tax reduction strategy are highly complex and involve interpretations of tax laws and regulations in multiple jurisdictions and are subject to review by the relevant taxing authorities. It is possible that the taxing authorities could challenge our application of these regulations to our operations and transactions. The taxing authorities in the past have challenged interpretations that we have made and have assessed additional taxes. Although we have, from time to time, paid some of these additional assessments, including the tax assessment assessed by tax authorities in Spain, we believe that these assessments have, in most cases, not been material and that we have been successful in sustaining our positions. No assurance can be given, however, that we will continue to be as successful as we have been in the past or that pending appeals of current tax assessments will be judged in our favor. For more information, see “Item 4. Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters—Spain.”

Our current and deferred income tax amounts included in our consolidated income statements are highly variable and are subject, among other factors, to the amounts of taxable income determined in each jurisdiction in which we operate. Such amounts of taxable income depend on factors such as sale volumes and prices, costs and expenses, exchange rates fluctuations and interest on debt, among others, as well as on the estimated tax assets at the end of the period due to the expected future generation of taxable gains in each jurisdiction. See our discussion of operations included in “Item 5. Operating and Financial Review and Prospects.”

CEMEX • 2025 20-F REPORT • 160

PART I

Financial Instruments

Financial assets are classified as “Held to collect” and measured at amortized cost whether they meet both of the following conditions and are not designated at fair value through profit or loss: (a) they are held within a business model focused on collecting contractual cash flows; and (b) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Amortized cost represents the net present value of the consideration receivable or payable as of the transaction date. This classification of financial assets comprises the following captions:

•	Cash and cash equivalents;

•

Trade accounts receivable, other current accounts receivable and other current assets. Due to their short-term nature, we initially recognize these assets at the original transaction amount minus expected credit losses, as explained below;

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

Derivative financial instruments are recognized as assets or liabilities in the balance sheet at their estimated fair values, and changes in such fair values are recognized in the income statements within “Financial income and other items, net” for the period in which they occur, except for changes in the fair value of derivative instruments associated with cash flow hedges, in which case, such changes in fair value are recognized in stockholders’ equity within “Other equity reserves,” and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of

CEMEX • 2025 20-F REPORT • 161

PART I

interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. Likewise, in hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result within “Other equity reserves,” whose reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, we have not designated any derivative instruments in fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, we believe the risk of nonperformance of the obligations agreed to by such counterparties to be minimal. See note 18.4 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included herein.

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

Critical judgment and estimates by management are required to appropriately identify the corresponding level of fair value applicable to each derivative financing transaction, as well as to assess the amounts of the resulting assets and

CEMEX • 2025 20-F REPORT • 162

PART I

liabilities, mainly in respect of Level 2 and Level 3 fair values, in order to account for the effects of derivative financial instruments in the financial statements. See note 18.4 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

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

During the years ended December 31, 2023, 2024 and 2025, we recognized non-cash impairment losses of fixed assets for an amount of $36 million, $122 million and $92 million, respectively, mainly in connection with the closing and/or reduction of operations resulting from adjusting supply to current demand conditions, a change of operating model of certain assets, a material decrease in real estate prices, as well as some equipment that remained idle for extended periods. In addition, during the years ended December 31, 2023, 2024 and 2025, there were no reversal of impairment charges recognized in prior years. Generally, for all reported periods, we conduct impairment tests on several CGUs considering certain triggering events, mainly: (a) the closing and/or reduction of operations of cement and ready-mix concrete plants resulting from adjusting the supply to current demand conditions; (b) change of operating model of certain assets or the transferring of installed capacity to more efficient plants; as well as (c) for certain equipment, remaining idle for several periods. Any resulting impairment losses are recognized within the line item of “Other expenses, net.” See note 15.1 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

CEMEX • 2025 20-F REPORT • 163

PART I

During the years ended December 31, 2023, 2024 and 2025 the breakdown of impairment losses of fixed assets by country was as follows:

	For the Year Ended December 31,
	2023	2024	2025
	(in millions of dollars)

Mexico	$4	$6	$21

United States	3	24	6

Europe	14	74	46

SCA&C	15	18	19

	$36	$122	$92

See note 15.1 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

We do not have intangible assets of indefinite life other than goodwill. Goodwill is not amortized and is tested for impairment. Tests for impairment are carried out when indicators exist or at least once a year during the fourth quarter of each year and are performed by determining the value-in-use of its groups of cash-generating units CGUs to which goodwill balances have been allocated. The recoverable amount is determined by taking the higher of the value in use, which is calculated as the net present value of estimated future cash flows over five years plus terminal value, or the fair value of the group of CGUs if it can be measured. We determine the discounted amount of estimated future cash flows over periods of five years. If the value in use of a group of CGUs to which goodwill has been allocated is lower than its corresponding carrying amount, we determine its corresponding fair value using methodologies generally accepted in the markets to determine the value of entities, such as multiples of Operating EBITDA and/or reference to market transactions. An impairment loss is recognized under IFRS if the recoverable amount is lower than the net book value of the groups of CGUs to which goodwill has been allocated within “other expenses, net.” Impairment charges recognized on goodwill are not reversed in subsequent periods.

For the year ended December 31, 2025, we recognized non-cash goodwill impairment losses of $430 million, reported within “Other expenses, net,” of which $307 million related to our United States operations and $123 million to our Colombia operations. In both cases, the book value of the group of CGUs exceeded their corresponding value in use. The impairment losses in the United States and Colombia were mainly driven by higher discount rates compared to 2024. In the United States, these losses were also partially due to lower projected cash flows. See notes 8 and 17.2 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

For the year ended December 31, 2024, we did not recognize any goodwill impairment losses considering that, in most cases, our cash flows projections by group of CGUs to which our goodwill balances have been allocated slightly improved compared to 2023. This was mainly due to reductions in the applicable discount rates, which on a weighted average decreased 70 basis points in 2024, or 0.7%, compared to 2023, while the generation of our Operating EBITDA is generally expected to remain flat as a result of geopolitical uncertainty, among other factors. See notes 8 and 17.2 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

For the year ended December 31, 2023, we did not recognize any goodwill impairment losses considering the rise in our projected cash flows, particularly due to the enhanced generation of Operating EBITDA in most of the group of CGUs where our goodwill balances are allocated. Additionally, the positive outlook for the upcoming years played a role in this determination. This was partially offset by the overall increase in applicable discount rates, which saw an average uptick of 120 basis points, or 1.2%, compared to 2022. See notes 8 and 17.2 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

CEMEX • 2025 20-F REPORT • 164

PART I

For the years ended December 31, 2023 and 2024, our reportable operating segments as presented in note 5.3 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report were organized by country and corresponded to our country-level groups of CGUs used for goodwill impairment testing purposes. In 2025, we redefined our reportable operating segments to reflect a regional structure; accordingly, our reportable operating segments no longer correspond to the country-level groups of CGUs used for goodwill impairment testing purposes. The country-level groups of CGUs used for goodwill impairment testing remain unchanged and continue to represent the lowest level at which goodwill is allocated, as described in note 17.2 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report. In arriving at our determination that the country level represents the appropriate level for goodwill impairment testing across all years presented, we considered: (i) that after each acquisition, goodwill was allocated at the country level; (ii) that the operations within each country-level group of CGUs share similar economic characteristics; (iii) the homogenous nature of the items produced and traded within each country, which are all used by the construction industry; (iv) the vertical integration in the value chain of the products comprising each country’s operations; (v) the type of clients, which are substantially similar across all operations within each country; and (vi) the operative integration among business components within each country. In addition, the country level represents the lowest level within us at which goodwill is monitored for internal management purposes.

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

Pre-tax discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances in 2023, 2024 and 2025 were as follows:

	Discount Rates			Long-Term Growth Rate
Groups of CGUs	2023	2024	2025	2023	2024	2025

Mexico	11.6%	10.9%	11.6%	1.0%	0.5%	1.0%

United States	10.1%	9.4%	10.1%	2.0%	2.1%	2.1%

United Kingdom	10.4%	9.7%	10.4%	1.5%	1.3%	1.0%

France	10.4%	9.8%	10.5%	1.5%	1.3%	1.0%

Colombia	12.7%	12.1%	12.7%	3.3%	3.3%	3.0%

Range of rates in other countries	10.3% - 14.7%	9.6% - 12.8%	10.3% - 13.8%	1.1% - 4.0%	0.7% - 4.0%	1.0% - 3.0%

CEMEX • 2025 20-F REPORT • 165

PART I

The discount rates used in our cash flow projections for determining the value in use of our country-level groups of CGUs to which goodwill has been allocated as of December 31, 2025, increased compared to 2024. This increase is mainly attributed to the increase in the risk-free rate associated with our segments, which changed from 4.25% in 2024 to 4.72% in 2025, and the slight increase in the market premium, which changed from 6.0% in 2024 to 6.1% in 2025. These increases were partially offset by the reduction in the funding cost, which changed from 5.3% in 2024 to 4.9% in 2025, the reduction in the weight of debt, which changed from 21.1% in 2024 to 16.1% in 2025, and the slight reduction in the public comparable companies’ stock volatility (“Beta”), which changed from 1.05 in 2024 to 1.04 in 2025.

The discount rates used in our cash flow projections for determining the value in use of our country-level groups of CGUs to which goodwill has been allocated as of December 31, 2024, decreased by a weighted average of 0.7% compared to 2023. This decrease is mainly attributed to the decrease in the risk-free rate associated with our segments, which changed from 4.79% in 2023 to 4.25% in 2024, the reduction in the funding cost that changed from 6.7% in 2023 to 5.3% in 2024, net of the decrease in the weight of debt which changed from 22.5% in 2023 to 21.1% in 2024, and the slight reduction in the public comparable companies’ stock volatility (“Beta”), which changed from 1.07 in 2023 to 1.05 in 2024. These reductions were partially offset by the increase in the market premium, which changed from 5.9% in 2023 to 6.0% in 2024.

As of December 31, 2025, we identified higher discount rates in the United States and Colombia as the main drivers of the goodwill impairment losses recognized in both country-level groups of CGUs. In both cases, the increase in discount rates was primarily driven by an increase in the risk-free rate, which changed from 4.25% as of December 31, 2024 to 4.72% as of December 31, 2025, partially offset by a reduction in the funding cost, which changed from 5.3% as of December 31, 2024 to 4.9% as of December 31, 2025, and a reduction in the country risk premium applicable to Colombia, which changed from 3.4% as of December 31, 2024 to 3.2% as of December 31, 2025. We continually monitor the evolution of the country-level groups of CGUs to which goodwill has been allocated that have presented relative goodwill impairment risk in any of the reported periods and, if the relevant economic variables and the related value in use would be negatively affected, it may result in additional goodwill impairment losses in the future. The table below shows the additional effects of the sensitivity analyses to the charges recognized from the changes in assumptions as of December 31, 2025.

	Impairment effects from the sensitivity analyses to changes in assumptions as of December 31, 2025
Groups of CGUs	Impairment losses recognized	Discount Rate +1%	Long-term Growth rate -1%

United States	$307	1,097	829

Colombia	$123	75	53

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

CEMEX • 2025 20-F REPORT • 166

PART I

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

CEMEX • 2025 20-F REPORT • 167

PART I

Results of Operations

Selected Consolidated Financial Information

The financial data set forth below as of December 31, 2024 and 2025, and for each of the three years ended December 31, 2023, 2024 and 2025 have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report have been prepared in accordance with IFRS, which differ in significant respects from U.S. GAAP. The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as issued by the IASB) to reconcile such financial statements to U.S. GAAP.

During the year ended December 31, 2025, we reported a controlling interest net income of $960 million, which was 2% higher than 2024. Net income for 2025 was driven by gains from discontinued operations, primarily from the sale of our operations in the Dominican Republic, and favorable foreign exchange results. This increase was partially mitigated by a higher effective tax rate and higher other expenses, net, which increased from an expense of $1 million in 2024 to an expense of $784 million in 2025, mainly due to non-cash goodwill impairment losses and restructuring charges related to our Cutting-Edge program.

Cemex, S.A.B. de C.V. and Subsidiaries

Selected Consolidated Financial Information

	As of and for the Year Ended December 31,
	2023	2024	2025
	(in millions of Dollars, except ratios and share and per share amounts)

Income Statements:

Revenues	$16,404	$16,063	$16,132

Cost of sales(1)	(10,868)	(10,655)	(10,821)

Gross profit	5,536	5,408	5,311

Operating expenses	(3,590)	(3,585)	(3,522)

Operating earnings before other expenses, net(2)	1,946	1,823	1,789

Other expenses, net	(205)	(1)	(784)

Operating earnings(2)	1,741	1,822	1,005

Financial items(3)	(513)	(924)	(306)

Share of profit of equity accounted investments	98	93	90

Earnings before income tax	1,326	991	789

Income tax	(1,205)	(67)	(385)

Discontinued operations(4)	78	36	566

Non-controlling interest net income	17	21	10

Controlling interest net income	182	939	960

Basic earnings per share(5)(6)	0.0042	0.0217	0.0221

Diluted earnings per share(5)(6)	0.0041	0.0213	0.0218

Basic earnings per share from continuing operations(5)(6)	0.0024	0.0209	0.0091

Diluted earnings per share from continuing operations(5)(6)	0.0023	0.0205	0.0090

Number of shares outstanding(5)(7)(8)	44,110	44,066	44,082

CEMEX • 2025 20-F REPORT • 168

PART I

	As of and for the Year Ended December 31,
	2023	2024	2025
	(in millions of Dollars, except ratios and share and per share amounts)

Income Statements:

Statement of Financial Position:

Cash and cash equivalents	624	864	1,822

Assets held for sale and other current assets(9)	191	370	144

Property, machinery and equipment, net and assets for the right-of-use, net(13)	12,466	11,240	12,168

Other assets	15,152	14,825	14,811

Total assets	28,433	27,299	28,945

Current debt	25	189	1,187

Other current liabilities	6,761	5,903	6,160

Non-current debt	6,203	5,340	4,457

Other non-current liabilities	3,328	3,390	3,503

Total liabilities	16,317	14,822	15,307

Non-controlling interest	352	301	308

Total controlling interest	11,764	12,176	13,330

Other Financial Information:

Book value per share(5)(8)(10)	0.2667	0.2763	0.3024

Operating EBITDA(11)	3,119	3,057	3,080

Capital expenditures	1,417	1,380	1,243

Depreciation and amortization of assets	1,173	1,234	1,291

Cash flows provided by operating activities from continuing operations	3,108	3,229	2,726

Basic earnings per CPO from continuing operations(5)(6)	0.0072	0.0627	0.0273

Basic earnings per CPO(5)(6)	0.0126	0.0651	0.0663

Total debt plus other financial obligations(12)	8,164	7,358	7,460

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

(2)

In the income statements, we include the line item titled “Operating earnings before other expenses, net” considering that it is a subtotal relevant for the determination of our “Operating EBITDA” as explained in note 2 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report. The line item of “Operating earnings before other expenses, net” allows for easy reconciliation of the amount in these financial statements under IFRS to the non-IFRS measure of Operating EBITDA by adding back depreciation and amortization. Under current IFRS, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of the income statements varies significantly by industry and company according to specific needs.

(3)

Financial items include our financial expense and our financial income and other items, net, which includes net interest cost of pension liabilities, financial income, results from financial instruments, net (derivatives, fixed-income investments and other securities), foreign exchange results, effects of amortized cost on assets and liabilities and others, net. See note 9 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

(4)

Considering any component that has been disposed of or classified as held for sale and represents a separate major line of business, geographical area, or is part of a single disposal plan, our income statements present as part of the single line item of “Discontinued operations,” net of income tax, the results of: (a) the operating segment in Philippines for the year ended December 31, 2023 and for the period from January 1 to December 2, 2024; (b) the operating segment in Guatemala for the year ended December 31, 2023 and for the period from January 1 to September 10, 2024; (c) Dominican Republic operations for the years ended December 31, 2023 and 2024 and for the period from January 1 to January 30, 2025; and (d) Panama for the years ended December 31, 2023 and 2024 and for the period from January 1 to October 6, 2025. See note 5.2 in Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

(5)

Cemex, S.A.B. de C.V.’s capital stock consists of Series A shares and Series B shares. Each CPO represents two Series A shares and one Series B share. As of December 31, 2025, 99.99% of Cemex, S.A.B. de C.V.’s outstanding share capital was represented by CPOs, with each ADS representing 10 CPOs. No CPOs were repurchased in 2023, 2024 and 2025 under the repurchase programs authorized at Cemex, S.A.B. de C.V.’s AGMs held on March 24, 2022, March 23, 2023, March 22, 2024 and March 25, 2025.

(6)

Earnings per share is calculated based upon the weighted-average number of shares outstanding during the year, as described in note 23 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report. Basic earnings per CPO is determined by multiplying the basic earnings per share for each period by three (the number of shares underlying each CPO). Basic earnings per CPO is presented solely for the convenience of the reader and does not represent a measure under IFRS. As shown in notes 5.2 and 24 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report, and in connection with our discontinued operations mentioned above, for the year ended December 31, 2023, “Basic

CEMEX • 2025 20-F REPORT • 169

PART I

earnings per share” and “Diluted earnings per share” include $0.0024 and $0.0023, respectively, from “Continued operations,” for the year ended December 31, 2024, “Basic earnings per share” and “Diluted earnings per share” include $0.0209 and $0.0205, respectively, from “Continued operations” and for the year ended December 31, 2025, “Basic earnings per share” and “Diluted earnings per share” include $0.0091 and $0.0090, respectively, from “Continued operations.” In addition, for the year ended December 31, 2023, “Basic earnings per share” and “Diluted earnings per share” include $0.0018 and $0.0018, respectively, from “Discontinued operations,” for the year ended December 31, 2024, “Basic earnings per share” and “Diluted earnings per share” include $0.0008 and $0.0008, respectively, from “Discontinued operations” and for the year ended December 31, 2025, “Basic earnings per share” and “Diluted earnings per share” include $0.0130 and $0.0128, respectively, from “Discontinued operations.” See note 24 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

(7)

Cemex, S.A.B. de C.V. did not pay a dividend in the year ended December 31, 2023. No recapitalization of retained earnings or cash dividend was proposed at Cemex, S.A.B. de C.V.’s AGM held on March 23, 2023. Pursuant to the resolutions adopted at Cemex, S.A.B. de C.V.’s AGM held on March 22, 2024, Cemex, S.A.B. de C.V. paid a cash dividend to shareholders during the years ended December 31, 2024 and 2025 in four installments of $0.012712 Mexican Pesos per share (equivalent to $0.000689 per share), $0.013496 Mexican Pesos per share (equivalent to $0.000689 per share), $0.013886 Mexican Pesos per share (equivalent to $0.000689 per share) and $0.013974 Mexican pesos per share (equivalent to $0.000689 per share). Pursuant to the resolutions adopted at Cemex, S.A.B. de C.V.’s AGM held on March 25, 2025, Cemex, S.A.B. de C.V. paid a cash dividend to shareholders during the year ended December 31, 2025 in three installments of $0.014105 Mexican Pesos per share (equivalent to $0.000746 per share), $0.013699 Mexican Pesos per share (equivalent to $0.000746 per share) and $0.013468 Mexican Pesos per share (equivalent to $0.000746 per share).

(8)	Represents the weighted average number of shares diluted included in note 24 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

(9)	For the years ended December 31, 2023, 2024 and 2025, included other assets held for sale for $49 million, $36 million and $42 million, respectively.

(10)	Book value per share is calculated by dividing the total controlling interest by the number of shares outstanding.

(11)

“Operating EBITDA” equals operating earnings before other expenses, net, plus depreciation and amortization expenses. Although Operating EBITDA is not a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by our chief executive officer to review operating performance and profitability, for decision making purposes and to allocate resources. Moreover, Operating EBITDA is a measure used by our creditors to review our capacity to internally fund capital expenditures, to service or incur debt and to comply with financial covenants under our financing agreements. See note 18.1 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report. Our Operating EBITDA may not be comparable to similarly titled measures reported by other companies. Operating EBITDA is reconciled below to operating earnings before other expenses, net, as reported in the income statements, and to cash flows provided by operating activities from continuing operations before financial expense, coupons on the Subordinated Notes and income taxes, as reported in the cash flows statement. Financial expense as reported in the income statements does not include the coupon payments of Subordinated Notes of $120 million in 2023, $143 million in 2024 and $127 million in 2025 as described in note 22.2 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

(12)

Oher financial obligations include: (a) lease contracts as per IFRS 16; and (b) liabilities secured with accounts receivable. See notes 10 and 18.2 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

	For the Year Ended December 31,
	2023	2024	2025
	(in millions of Dollars)

Reconciliation of cash flows provided by operating activities from continuing operations to Operating EBITDA

Cash flow provided by operating activities from continuing operations	$3,108	$3,229	$2,726

Plus/minus:

Changes in working capital excluding income taxes	(192)	(223)	32

Depreciation and amortization of assets	(1,173)	(1,234)	(1,291)

Other items, net	203	51	322

Operating earnings before other expenses, net	1,946	1,823	1,789

Plus:

Depreciation and amortization of assets	1,173	1,234	1,291

Operating EBITDA	3,119	3,057	3,080

Consolidation of Our Results of Operations

Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report include all entities in which we hold a controlling interest or which we otherwise control. Control exists, and consolidation is required, only when we have all of the following: (a) the power, directly or indirectly, to direct the relevant activities of an entity; (b) the exposure to variable returns from our involvement with such entity; and (c) the ability to use our power over such entity to affect its returns.

CEMEX • 2025 20-F REPORT • 170

PART I

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

Discontinued Operations

Considering the disposal of significant businesses, our income statements present as part of the single line item of “Discontinued operations” the results of operations, net of income tax, of the following transactions (as further described below): (a) Philippines operations for the year ended December 31, 2023 and for the period from January 1 to December 2, 2024; (b) Guatemala operations for the year ended December 31, 2023 and for the period from January 1 to September 10, 2024; (c) Dominican Republic operations for the years ended December 31, 2023 and 2024 and for the period from January 1 to January 30, 2025; and (d) Panama operations for the years ended December 31, 2023 and 2024 and for the period from January 1 to October 6, 2025. See note 5.2 in Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

Acquisition of Operations

The operating results of newly acquired businesses are consolidated in Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report beginning on the acquisition date. Therefore, all periods presented do not include operating results corresponding to newly acquired businesses before we assumed control.

Significant Transactions

For the years ended December 31, 2023, 2024 and 2025, our consolidated results reflect the following transactions:

•

On October 6, 2025, we concluded the sale of substantially all our operations and the majority of our assets in Panama to Grupo Estrella for a total consideration of $200 million, subject to final adjustments. The divested assets mainly consist of one cement plant in Calzada Larga, Chilibre, which, as of December 31, 2024, had an installed cement capacity of around 1.2 million metric tons per year, and related cement, ready-mix concrete, aggregates assets, and rights to acquire additional reserves from operations in Panama. For the years ended December 31, 2023 and 2024 and for the period from January 1 to October 6, 2025, our operations in Panama are reported in our income statements, net of income tax, in the single line item “Discontinued operations,” including in 2025 a loss on sale of $63 million and a goodwill cancellation of $24 million.

•

On October 6, 2025, we announced that we increased our holdings to a majority stake in Couch, by an additional 30%, for a price of $34 million, expanding our investment in Couch from 49% to 79%. Couch is a sand and gravel supplier across the southeastern United States that operates seven sand and gravel pits and five marine terminals. During the year ended December 31, 2025, we determined goodwill for this transaction for $25 million.

•

On January 30, 2025, we completed the sale of our operations in the Dominican Republic to Progreso, and its strategic partners for a total consideration of $928 million, after adjustments for final cash, debt, and working capital balances. The divested assets mainly consist of one cement plant in the Dominican Republic consisting of two integrated production lines and related cement, concrete and aggregates assets; marine terminals and a

CEMEX • 2025 20-F REPORT • 171

PART I

commercialization business to Haiti. For the years ended December 31, 2023 and 2024 and for the period from January 1 to January 30, 2025, our operations in the Dominican Republic are reported in our income statements, net of income tax, in the single line item “Discontinued operations,” including in 2025 a gain on sale of $551 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of sale and goodwill cancellation of $13 million.

•

On December 2, 2024, we closed the sale of our operations in the Philippines through separate agreements executed on April 25, 2024 with DACON Corporation, DMCI Holdings, Inc. and Semirara Mining & Power Corporation, for a total consideration related to our controlling interest of $798 million. In particular, (i) Cemex Asia divested a 100% equity interest in CASEC, (ii) one of the buyers acquired a 100% interest in ALQC, of which 40% of the purchase price corresponded to Cemex Asia for its indirect equity interest in ALQC; and (iii) one of the buyers acquired a 100% interest in IQAC, of which 40% of the purchase price corresponded to Cemex Asia for its indirect equity interest in IQAC. As part of the transaction, the buyers assumed the financial debt of CHP. At the time of the transaction, CASEC owned an 89.86% interest in CHP. CHP is the owner of Cemex’s former main operating subsidiaries in the Philippines engaged in the production, sale, and distribution of cement and other buildings materials and is listed on the Philippine Stock Exchange, Inc. ALQC and IQAC are the primary suppliers of raw materials used in the now former operations of Cemex in the Philippines. The divested assets mainly consisted of two cement plants with an installed capacity of around 5.7 million metric tons per year, six marine distributions terminals and 18 land distribution centers, among other assets and investments in extracting entities. For the year ended December 31, 2023 and for the period from January 1 to December 2, 2024, our operations in the Philippines are reported in the income statements, net of income tax, in the single line item “Discontinued operations”, including during the year ended December 31, 2024 a loss on sale of $119 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control and goodwill cancellation of $79 million.

•	On November 1, 2024, we sold our non-controlling equity interest of 34.8% in Neoris to EPAM for a total of $215 million resulting in a gain of $139 million recognized within Other expenses, net.

•

On September 10, 2024, we signed and closed the sale of our operations in Guatemala to a subsidiary of Holcim Ltd, for a total consideration of $212 million. The divested assets mainly consist of one grinding mill with an installed capacity of around 0.6 million metric tons per year, three ready mix plants and five distribution centers. For the year ended December 31, 2023 and for the period from January 1 to September 10, 2024, our operations in Guatemala are reported in the income statements, net of income tax, in the single line item “Discontinued operations,” including during the year ended December 31, 2024 a gain on sale of $163 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control.

•

On September 3, 2024, we announced that we acquired a 51% controlling interest in a Berlin-based recycling company from the Heim Group in Germany for a price of $4 million. This company processes mineral construction, demolition, excavation materials and operates one plant to store biogenic CO2 in recycled mineral waste.

•

During 2023, we completed the acquisition of various business and controlling interest acquisitions, primarily in the aggregates, mortars, maritime operations, adhesives, and construction demolition and excavation waste recycling sectors, for a total consideration of $101 million. We determined goodwill for these transactions for $6 million.

•

On February 3, 2023, the Colombian Financial Superintendency (Superintendencia Financiera de Colombia) authorized Cemex España to commence the Delisting CLH Offer to acquire a minimum of one ordinary share and a maximum of 26,281,913 ordinary shares of CLH. The period to tender CLH shares under the Delisting CLH Offer concluded on February 28, 2023, with the final results of the Delisting CLH Offer being confirmed on March 3, 2023. As a result of the Delisting CLH Offer, we acquired 23,232,946 ordinary shares of CLH, increasing our interest to 99.46% of CLH (excluding shares owned by CLH) and delisted CLH’s shares from the Colombian Stock

CEMEX • 2025 20-F REPORT • 172

PART I

Exchange (Bolsa de Valores de Colombia). The registry of CLH’s shares in the National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) was canceled thereafter. The total consideration that we paid as a result of the acquisition of the validly tendered shares amounted to 4,735 Colombian Pesos per share, totaling 110,007,999,310 Colombian Pesos ($29 million as of December 31, 2025, based on an exchange rate of 3,757.08 Colombian Pesos to $1.00).

•

On January 25, 2023, in Manila, Philippines, CASEC filed a Tender Offer Report on Form 19-1 with the Securities and Exchange Commission of the Philippines and the Philippine Stock Exchange, pursuant to Rule 19 of the Securities Regulation Code of the Philippines, in connection with its intention to conduct the CHP Tender Offer to acquire a minimum of one and a maximum of 1,614,000,000 common shares of CHP. The tender offer period commenced on February 16, 2023 and lasted for a period of 20 business days, ending on March 16, 2023. Payment of the net proceeds of the validly tendered shares took place on March 30, 2023. As part of the CHP Tender Offer, CASEC acquired 1,614,000,000 common shares of CHP, resulting in CASEC owning 89.86% of the outstanding common shares of CHP. In the CHP Tender Offer, CASEC paid 1.30 Philippine Pesos per share, an equivalent of 2,098.20 million Philippine Pesos ($36 million as of December 31, 2023, based on an exchange rate of 58.822 Philippine Pesos to $1.00) for all the acquired shares. In December 2024, we sold our operations in the Philippines. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Significant Transactions” and “Item 5. Operating and Financial Review and Prospects—Results of Operations—Discontinued Operations” for more information.

See notes 5.1 and 5.2 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

Consolidated Income Statements Data

The following table sets forth our selected consolidated income statements data for each of the years ended December 31, 2023, 2024 and 2025 expressed as a percentage of revenues.

	Year Ended December 31,
	2023	2024	2025

Revenues	100%	100%	100%

Cost of sales	(66.3)	(66.3)	(67.1)

Gross profit	33.8	33.7	32.9

Operating expenses	(21.9)	(22.3)	(21.8)

Operating earnings before other expenses, net	11.9	11.4	11.1

Other expenses, net	(1.3)	(0.1)	(4.9)

Operating earnings	10.6	11.3	6.2

Financial expense	(3.2)	(3.4)	(2.8)

Financial income and other items, net	0.1	(2.3)	0.9

Share of profit on equity accounted investments	0.6	0.6	0.6

Earnings before income tax	8.1	6.2	4.9

Income tax	(7.4)	(0.4)	(2.4)

Net income from continuing operations	0.7	5.8	2.5

Discontinued operations	0.5	0.2	3.5

Consolidated net income	1.2	6.0	6.0

Non-controlling interest net income	0.1	0.1	0.1

Controlling interest net income	1.1	5.9	5.9

CEMEX • 2025 20-F REPORT • 173

PART I

Key Components of Results of Operations

Revenues

Revenues are primarily comprised from the sale and distribution of cement, ready-mix concrete, aggregates, and Urbanization Solutions, which accounted for 97% of our consolidated external revenues for the three years ended December 31, 2023, 2024 and 2025. We recognized revenues at a point in time or overtime in the amount of the price, before tax on sales, expected to be received for goods and services supplied due to ordinary activities, as contractual performance obligations are fulfilled, and control of goods and services passes to the customer. Revenues are decreased by any trade discounts or volume rebates granted to customers. Transactions between related parties are eliminated in consolidation. Variable consideration is recognized when it is highly probable that a significant reversal in the amount of cumulative revenue recognized for the contract will not occur and is measured using the expected value or the most likely amount method, whichever is expected to better predict the amount based on the terms and conditions of the contract.

Cost of Sales

Cost of sales represents the production cost of inventories at the moment of sale, including raw materials and goods for resale, payroll related to the production phase, electricity, fuels, and other services, depreciation and amortization of assets involved in the production, maintenance, repairs and supplies, freight expenses of raw material in plants and delivery expenses of our ready-mix concrete business, among other production costs. Cost of sales does not include (i) expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sales, which are included in administrative and selling expenses, and (ii) freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities, which are included as part of distribution expenses. Administrative and selling expenses and distribution expenses are included in operating expenses. As a percentage of revenues, cost of sales represented 66.3%, 66.3% and 67.1% for the years ended December 31, 2023, 2024 and 2025, respectively.

Operating Expenses

Operating expenses comprise administrative and selling expenses and distribution and logistics expenses. Administrative expenses represent the expenses associated with personnel, services, and equipment, including depreciation and amortization related to managerial activities and back-office for our management. Sales expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, involved specifically in sales activities. Distribution and logistics expenses refer to storage expenses at points of sales, including depreciation and amortization, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities. As a percentage of revenues, operating expenses represented 21.9%, 22.3% and 21.8% for the years ended December 31, 2023, 2024 and 2025, respectively. The main operating expenses are comprised of transportation cost, payroll of personnel, depreciation and amortization of assets related to the operating expenses, as well as professional legal, accounting, and advisory services and maintenance, repairs, and supplies accounted for 93.8%, 94.3% and 96.9% of consolidated operating expenses for the years ended December 31, 2023, 2024 and 2025, respectively.

Other Expenses, Net

The line item Other expenses, net consists primarily of revenues and expenses not directly related to our main activities or which are of nonrecurring nature, including impairment losses of long-lived assets, non-recurring sales of emission allowances, results on disposal of assets, which relates to sales of property plant and equipment, and

CEMEX • 2025 20-F REPORT • 174

PART I

restructuring costs, and losses in connection with property damages and natural disasters, among others. For the years ended December 31, 2023, 2024 and 2025, Other expenses, net, amounted to $205 million, $1 million and $784 million, respectively. In 2023, it included impairment losses of other intangible assets and property, machinery, and equipment of $43 million, in 2024, it included impairment losses of property, machinery, and equipment of $122 million and a gain of $139 million related to the sale of our 34.8% equity interest in Neoris, and in 2025, it included impairment losses of goodwill, other intangible assets and property, machinery, and equipment of $538 million and restructuring costs of $179 million. As a percentage of revenues, Other expenses, net, represented 1.3%, 0.1% and 4.9% for the years ended December 31, 2023, 2024 and 2025, respectively.

Financial Income and Other items, Net

Financial income and other items, net, includes (i) effects of amortized cost on assets and liabilities; (ii) net interest cost of defined benefit liabilities; (iii) results from financial instruments, net; (iv) foreign exchange results, comprising foreign exchange gains and losses in connection with the effects of foreign exchange fluctuations on our assets and liabilities denominated in currencies other than the Dollar; (v) financial income, which relates to income in connection with deposits and investments; and (vi) others. As a percentage of revenues, financial income, and other items, net, represented 0.1%, 2.3% and 0.9% for the years ended December 31, 2023, 2024 and 2025, respectively.

Income Tax

Income tax comprises current income taxes net of deferred income taxes. For the years ended December 31, 2023, 2024 and 2025 our statutory income tax rate was 30%, 30% and 30%, respectively. Our average effective tax rate equals the net amount of income tax revenue or expense divided by income or loss before income taxes, as these line items are reported in the income statement, was 91.0%, 6.8% and 48.8% for the years ended December 31, 2023, 2024 and 2025, respectively. The effects reflected in the income statement for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary, reflecting uncertainty in income tax treatments. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate or substantively enacted by the end of the reporting period to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax assets such as loss carryforwards and other recoverable taxes, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow how we expect to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2025 compared to the year ended December 31, 2024 in our (i) domestic cement and ready-mix concrete sales volumes, which refer entirely to sales to external customers, (ii) export sales volumes of cement, which include both sales to external customers and intragroup export sales from one reportable operating segment to another, and (iii) domestic cement and ready-mix concrete average sales prices for each of our reportable operating segments.

CEMEX • 2025 20-F REPORT • 175

PART I

Reportable operating segments represent the components of our operations that engage in business activities from which we earn revenues and incur expenses, whose operating results are regularly reviewed by our Chief Executive Officer (“CEO”), who serves as our Chief Operating Decision Maker (“CODM”), to evaluate performance and allocate resources, and for which discrete financial information is available.

During 2025, following a leadership transition and the continuing reorganization of our reporting structures, we reassessed our operating segments in accordance with IFRS 8 to reflect how our CODM currently reviews financial and operating information. Previously, segment information was reported primarily by country; however, this presentation no longer aligned with how performance and resource allocation decisions are made. As a result, commencing with the year ended December 31, 2025, our operations are organized and reported in five reportable operating segments: (1) Mexico, (2) United States, (3) Europe, (4) MEA and (5) SCA&C. Europe includes the United Kingdom, France, Germany, Poland, Spain, the Czech Republic and Croatia. MEA includes Israel, Egypt and the UAE. SCA&C includes Colombia, Puerto Rico, Nicaragua, Jamaica and the Caribbean.

The information presented for prior periods has been recast to reflect the current reportable operating segment structure.

The line item “Other activities,” included to reconcile the total of reportable segments with the consolidated amounts from continuing operations, refers to the following: (1) our cement trade maritime operations, (2) Cemex, S.A.B. de C.V., (3) other corporate entities and finance subsidiaries and (4) other minor subsidiaries with different lines of business.

The accounting policies applied to determine the financial information by reporting segment are consistent with those described in note 3 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

The table below and the other volume data presented by reportable operating segment in this “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended December 31, 2025 Compared to Year Ended December 31, 2024” section present Domestic Sales Volumes of cement and ready-mix concrete, consisting entirely of sales to external customers, as well as Export Sales Volumes of cement to both external customers and other operating segments, and Average Domestic Sales Prices in Local Currency of cement and ready-mix concrete, which refer to sales to external customers.

	Domestic Sales Volumes		Export Sales Volumes (Intragroup Transactions)	Export Sales Volumes to External Customers	Average Domestic Sales Prices in Local Currency(1)
Reporting Segment	Cement	Ready-Mix Concrete	Cement	Cement	Cement	Ready-Mix Concrete

Mexico	-8%	-11%	-50%	-28%	5%	6%

United States	-3%	-6%	—	—	-3%	1%

Europe	5%	-2%	-25%	-5%	-2%	2%

MEA	11%	17%	—	7%	45%	4%

SCA&C	2%	-5%	—	25%	2%	5%

“—“	= Not Applicable

(1)

Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For the purpose of our Europe and MEA reportable segments, which comprise non-Euro segments, the weighted average variance in local currency is determined and presented in Euros at the exchange rates in effect as of the end of the reporting period. For the purpose of our SCA&C reportable segment, which comprises non-Dollar segments, the weighted average variance in local currency is presented in Dollar terms at the exchange rates in effect as of the end of the reporting period. Weighted average changes for Europe, MEA and SCA&C reportable segments are based on total sales volumes in the respective segment.

On a consolidated basis, our cement sales volumes increased 3%, from 51.3 million tons in 2024 to 52.6 million tons in 2025, and our ready-mix concrete sales volumes decreased 2%, from 43.8 million cubic meters in 2024 to 42.9 million

CEMEX • 2025 20-F REPORT • 176

PART I

cubic meters in 2025. Our revenues remained relatively flat, from $16,063 million in 2024 to $16,132 million in 2025, and our operating earnings before other expenses, net decreased 2%, from $1,823 million in 2024 to $1,789 million in 2025. See the table below for a breakdown according to reporting segment.

The following tables present selected financial information for revenues of both external revenues and revenues including intragroup transactions, as well as operating earnings before other expenses, net and Operating EBITDA for each of our reporting segments for the years ended December 31, 2024 and 2025. Variations in revenues determined on the basis of Dollars include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Dollar; therefore, such variations differ substantially from those based solely on the countries’ local currencies.

As mentioned above, our “Operating EBITDA” is the financial measure used by our CEO and other management when assessing segment performance and profitability and deciding how to allocate resource, and our “Operating Earnings Before Other Expenses, Net” is the closest line item to Operating EBITDA presented in our income statements under IFRS included elsewhere in this annual report and is a stepping stone for calculating Operating EBITDA by adding back depreciation and amortization.

Reporting Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	Revenues Including Intragroup Transactions For the Years Ended		Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	External Revenues For the Years Ended
				2024	2025				2024	2025

Mexico	-7%	-4%	-11%	4,881	4,364	-6%	-4%	-10%	4,745	4,282

United States	-4%	—	-4%	5,194	5,008	-4%	—	-4%	5,194	5,001

Europe	-1%	+5%	+4%	3,681	3,819	+35%	-29%	+6%	3,582	3,797

MEA	+22%	+7%	+29%	1,010	1,299	+23%	+6%	+29%	1,010	1,299

SCA&C	+4%	—	+4%	1,100	1,144	+5%	—	+5%	1,064	1,112

Reportable Segments	—	—	—	—	—	-1%	—	-1%	15,595	15,491

Other Activities	—	—	—	—	—	+37%	—	+37%	468	641

Total Consolidated	—	—	—	—	—	—	—	—	16,063	16,132

“—“	= Not Applicable

(1)

Represents the variation in local currency terms. For the purposes of our Europe and MEA reportable segments, which comprise non-Euro segments, the weighted average variance in local currency is determined and presented in Euros at the exchange rates in effect as of the end of the reporting period. For the purposes of our SCA&C reportable segment, which comprises non-Dollar segments, the weighted average variance in local currency is presented in Dollar at the exchange rates in effect as of the end of the reporting period.

	Operating Earnings Before Other Expenses, Net(1) For the Year Ended December 31,		Plus: Depreciation and Amortization		Operating EBITDA(2) For the Year Ended December 31,
Reporting Segment	2024	2025	2024	2025	2024	2025

Mexico	$1,268	$1,190	$207	$214	$1,475	$1,404

United States	517	484	514	495	1,031	979

Europe	252	296	258	273	510	569

MEA	78	148	49	71	127	219

SCA&C	150	150	64	73	214	223

Reportable Segments	2,265	2,268	1,092	1,126	3,357	3,394

Other Activities	(442)	(479)	142	165	(300)	(314)

Total Consolidated	$1,823	$1,789	$1,234	$1,291	$3,057	$3,080

(1)

We include the line item titled “Operating earnings before other expenses, net” in our income statements under IFRS considering that it is a subtotal relevant for the determination of our “Operating EBITDA” (Operating earnings before other expenses, net plus depreciation and amortization) as described in note 2 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

CEMEX • 2025 20-F REPORT • 177

PART I

(2)

Operating EBITDA is the financial measure used by our chief executive officer to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, Operating EBITDA is a measure used by our creditors to review our capacity to internally fund capital expenditures, to service or incur debt and to comply with financial covenants under our financing agreements, as described in note 18.1 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report. Our Operating EBITDA is not a measure of operating performance, an alternative to cash flow or a measure of financial position under IFRS. Moreover, Operating EBITDA may not be comparable to other similarly titled measures of other companies.

Revenues. Our consolidated revenues remained relatively flat, from $16,063 million in 2024 to $16,132 million in 2025. The change in our revenues was mainly attributable to higher prices of our products in local currency, partially offset by lower volumes in our markets. Set forth below is a quantitative and qualitative analysis of the various factors affecting our revenues on a reporting segment basis. To allow the analysis of each reportable segment on a stand-alone basis, our discussion of volume data and revenues information below is presented in both external revenues and revenues before eliminations resulting from consolidation, as described in note 5.3 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

Mexico

Our domestic cement sales volumes to external customers from our operations in Mexico decreased 8% in 2025 compared to 2024, and ready-mix concrete sales volumes decreased 11% over the same period. Our revenues from our operations in Mexico represented 30% and 27% in Dollar terms of our consolidated external revenues for the years ended December 31, 2024 and 2025, respectively. As of December 31, 2025, our operations in Mexico represented 19% of our total assets in Dollar terms. During 2025, the decrease in cement, ready-mix concrete, and aggregates volumes was driven by a strong prior year comparison base from pre-electoral spending in infrastructure and rural roads, as well as typical demand seasonality in the first year of a new government administration. Our cement export volumes from our operations in Mexico, which represented 4% of our Mexican cement sales volumes for the year ended December 31, 2025, of which 39% corresponded to external customers and 61% corresponded to revenues from transactions with other operating segments, decreased 43% in 2025 compared to 2024, mainly due to lower export to the United States. Of our total cement export volumes from our operations in Mexico during 2025, which include both exports to external customers and exports to other operating segments, 66% was shipped to the United States and 34% to our SCA&C segment. Our average sales price of domestic cement from our operations in Mexico increased 4%, in Mexican Peso terms, in 2025 compared to 2024, and our average sales price of ready-mix concrete increased 6%, in Mexican Peso terms, over the same period.

For the year ended December 31, 2025, our Mexico segment’s external revenues were derived primarily from cement, which represented 57% of the segment’s external revenues, followed by ready-mix concrete at 30%, Urbanization Solutions at 10%, and aggregates at 3%.

As a result of decreases in domestic cement, ready-mix concrete, and aggregates sales volumes, as well as a decrease in cement export sales, partially offset by increases in domestic cement and ready-mix concrete sales prices, external revenues in Mexico, in Mexican Peso terms, decreased 7% in 2025 compared to 2024.

United States

Our domestic cement sales volumes to external customers from our operations in the United States decreased 3% in 2025 compared to 2024, and ready-mix concrete sales volumes decreased 6% over the same period. The decrease in domestic cement and ready-mix concrete sales volumes were primarily attributable to continued softness in the residential sector and adverse weather conditions, partially offset by strength in the infrastructure and industrial sectors. Our operations in the United States represented 32% and 31% in Dollar terms of our consolidated external revenues for the years ended December 31, 2024 and 2025, respectively. As of December 31, 2025, our operations in the United States represented 45% of our total assets in Dollar terms. Our average domestic cement sales prices of our operations in the United States decreased 1%, in Dollar terms, in 2025 compared to 2024, and our average ready-mix concrete sales price increased 1%, in Dollar terms, over the same period.

CEMEX • 2025 20-F REPORT • 178

PART I

For the year ended December 31, 2025, our United States segment’s external revenues were derived primarily from ready-mix concrete, which represented 55% of the segment’s external revenues, followed by cement at 24%, aggregates at 15%, and Urbanization Solutions at 6%.

As a result of decreases in domestic cement and ready-mix concrete sales volumes and a decrease in domestic cement sales prices, partially offset by an increase in ready-mix concrete sales prices, external revenues from our operations in the United States, in Dollar terms, decreased 4% in 2025 compared to 2024.

Europe

Our domestic cement sales volumes to external customers from our operations in Europe increased 5% in 2025 compared to 2024, and ready-mix concrete sales volumes decreased 2% over the same period. The increase in domestic cement sales volumes was primarily driven by infrastructure activity in Eastern Europe and sustained housing activity and infrastructure investment in Spain, despite difficult weather conditions in certain markets during the year. Our operations in Europe represented 22% and 24% in Dollar terms of our consolidated external revenues for the years ended December 31, 2024 and 2025, respectively. Our cement export volumes from our operations in Europe, which represented 12% of our Europe cement sales volumes for the year ended December 31, 2025, of which 54% corresponded to external customers and 46% corresponded to revenues from transactions with other operating segments, decreased 15% in 2025 compared to 2024, mainly due to lower volumes exported in Europe. As of December 31, 2025, our operations in Europe represented 16% of our total assets in Dollar terms. Our average domestic cement sales prices of our operations in Europe decreased 2%, in Euro terms, in 2025 compared to 2024, and our average ready-mix concrete sales price increased 2%, in Euro terms, over the same period.

For the year ended December 31, 2025, our Europe segment’s external revenues were derived primarily from ready-mix concrete, which represented 42% of the segment’s external revenues, followed by cement at 34%, aggregates at 19%, and Urbanization Solutions at 5%.

As a result of increases in domestic cement sales volumes and ready-mix concrete sales prices, and the appreciation of the Euro against the Dollar, partially offset by decreases in domestic cement sales prices and ready-mix concrete sales volumes, external revenues from our operations in Europe, in Dollar terms, increased 6% in 2025 compared to 2024.

MEA

Our domestic cement sales volumes to external customers from our operations in the MEA segment increased 11% in 2025 compared to 2024, and ready-mix concrete sales volumes increased 17% over the same period. The increase in volumes was primarily driven by strong demand across the region, supported by infrastructure activity, housing projects and favorable market conditions. Our operations in the MEA segment represented 6% and 8% in Dollar terms of our consolidated external revenues for the years ended December 31, 2024 and 2025, respectively. As of December 31, 2025, our operations in the MEA segment represented 5% of our total assets in Dollar terms. Our average domestic cement sales prices of our operations in MEA increased 45%, in Dollar terms, in 2025 compared to 2024, and our average ready-mix concrete sales price increased 4%, in Dollar terms, over the same period.

For the year ended December 31, 2025, our MEA segment’s external revenues were derived primarily from ready-mix concrete, which represented 69% of the segment’s external revenues, followed by cement at 20%, aggregates at 6%, and Urbanization Solutions at 5%.

As a result of increases in domestic cement and ready-mix concrete sales volumes and increases in domestic cement and ready-mix concrete sales prices, external revenues from our operations in the MEA segment, in Dollar terms, increased 29% in 2025 compared to 2024.

CEMEX • 2025 20-F REPORT • 179

PART I

SCA&C

Our domestic cement sales volumes to external customers from our operations in the SCA&C segment increased 2% in 2025 compared to 2024, and ready-mix concrete sales volumes decreased 5% over the same period. The increase in cement volumes was primarily driven by a recovery in demand from the informal sector and bagged cement sales in Colombia, as well as strong tourism-related construction and self-construction activity in Jamaica. Our operations in the SCA&C segment represented 7% and 7% in Dollar terms of our consolidated external revenues for the years ended December 31, 2024 and 2025, respectively. Our cement export volumes from our operations in SCA&C, which represented 4% of our SCA&C cement sales volumes for the year ended December 31, 2025, of which 100% corresponded to external customers, increased 25% in 2025 compared to 2024. As of December 31, 2025, our operations in the SCA&C segment represented 6% of our total assets in Dollar terms. Our average domestic cement sales prices of our operations in the SCA&C segment increased 3%, in Dollar terms, in 2025 compared to 2024, and our average ready-mix concrete sales price increased 7%, in Dollar terms, over the same period.

For the year ended December 31, 2025, our SCA&C segment’s external revenues were derived primarily from cement, which represented 78% of the segment’s external revenues, followed by ready-mix concrete at 18%, Urbanization Solutions at 3%, and aggregates at 1%.

As a result of increases in domestic cement sales volumes and increases in domestic cement and ready-mix concrete sales prices, partially offset by a decrease in ready-mix concrete sales volumes, external revenues from our operations in the SCA&C segment, in Dollar terms, increased 5% in 2025 compared to 2024.

Other Activities (Revenues)

Revenues from our other activities segment increased 37% in 2025 compared to 2024, in Dollar terms. Our revenues from our Other activities segment represented 3% and 3% in Dollar terms of our consolidated external revenues for the years ended December 31, 2024 and 2025, respectively.

Cost of Sales

Our cost of sales, including depreciation, increased 1.5%, from $10,655 million in 2024 to $10,821 million in 2025. As a percentage of revenues, cost of sales increased from 66.3% in 2024 to 67.1% in 2025. The increase as a percentage of revenues was mainly driven by an increase in fixed costs, as revenues remained relatively flat compared with 2024. Our cost of sales includes freight expenses of raw materials used in our producing plants.

Gross Profit

For the reasons described above, our gross profit decreased 1.8% from $5,408 million in 2024 to $5,311 million in 2025. As a percentage of revenues, gross profit decreased from 33.7% in 2024 to 32.9% in 2025. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described below, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within operating expenses as part of distribution and logistics expenses.

Operating Expenses

Our operating expenses, which are represented by administrative, selling, distribution and logistics expenses, decreased 1.8%, from $3,585 million in 2024 to $3,522 million in 2025. As a percentage of revenues, operating expenses decreased from 22.3% in 2024 to 21.8% in 2025. The decrease as a percentage of revenues resulted

CEMEX • 2025 20-F REPORT • 180

PART I

primarily from lower transportation costs. Our operating expenses include expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sale, which are included as part of the operating expenses, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sale and the customers’ facilities, which are included as part of the line item “Distribution and logistics expenses.” For the years ended December 31, 2024 and 2025, selling expenses included as part of the line item “Operating expenses” amounted to $434 million and $415 million, respectively. As discussed above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution and logistics expenses, which in the aggregate represented costs of $1,824 million in 2024 and $1,736 million in 2025. As a percentage of revenues, distribution and logistics expenses remained flat at 11% in 2024 and 2025.

Operating Earnings Before Other Expenses, Net

For the reasons described above, our operating earnings before other expenses, net decreased 1.9% from $1,823 million in 2024 to $1,789 million in 2025. As a percentage of revenues, operating earnings before other expenses, net decreased 0.3% from 11.4% in 2024 to 11.1% in 2025. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a reporting segment basis.

Depreciation and Amortization

During the year ended December 31, 2025, in Dollar terms, our depreciation and amortization amounted to $1,291 million, a 4.6% increase compared to $1,234 million in 2024. During the year ended December 31, 2025, our capital expenditures amounted to $1,243 million, a 9.9% decrease compared to $1,380 million in 2024, due to lower assets base and changes in exchange rates. See the table beginning on page 177 of this annual report and note 5.3 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report for a breakdown of depreciation and amortization by reportable segment.

Operating EBITDA

Operating EBITDA is the key financial measure used by our chief executive officer to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, Operating EBITDA is an indicator used by Cemex’s creditors to measure our ability to internally fund capital expenditures, as well as our ability to service or incur debt and comply with financial covenants under its financing agreements. We present “Operating EBITDA” by reportable segment in the table beginning on page 177 of this annual report and in note 5.3 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report. Operating EBITDA is not a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS. Moreover, Operating EBITDA may not be comparable to other similarly titled measures of other companies.

Considering the effects mentioned above, our Operating EBITDA increased 0.8% from $3,057 million in 2024 to $3,080 million in 2025. As a percentage of revenues our Operating EBITDA margin (which management considers a relevant profitability measure despite Operating EBITDA margin not being a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS) remained flat at 19% in 2024 and 2025. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net and Operating EBITDA on a reporting segment basis.

For a reconciliation of Operating Earnings Before Other Expenses, Net to Operating EBITDA, see page 170 of this annual report under “Item 5. Operating and Financial Review and Prospects—Key Components of Results of Operations—Year Ended December 31, 2025 Compared to Year Ended December 31, 2024.”

CEMEX • 2025 20-F REPORT • 181

PART I

Mexico

Our operating earnings before other expenses, net, from our operations in Mexico remained flat in Mexican Peso terms and, decreased 6%, in Dollar terms, in 2025 compared to 2024. Our operating earnings before other expenses, net from our operations in Mexico represented 70% and 67% of our total operating earnings before other expenses, net for the years ended December 31, 2024 and 2025, respectively, in Dollar terms. The decrease resulted primarily from lower volumes partially offset by strong pricing of our products and cost efficiencies.

In 2025, our Operating EBITDA from our operations in Mexico remained flat, in Mexican Peso terms, and decreased 5%, in Dollar terms, compared to 2024. In addition, our Operating EBITDA from our operations in Mexico represented 48% and 46% of our total consolidated Operating EBITDA for the years ended December 31, 2024 and 2025, respectively, in Dollar terms.

United States

Our operating earnings before other expenses, net, from our operations in the United States decreased 6% in 2025 compared to 2024, in Dollar terms. Our operating earnings before other expenses, net from our operations in the United States represented 28% and 27% of our total operating earnings before other expenses, net for the years ended December 31, 2024 and 2025, respectively, in Dollar terms. The decrease resulted primarily from soft demand conditions, difficult weather, and increased competitive pressure in select markets, which led to volume declines in domestic gray cement and ready-mix concrete, partially offset by higher aggregates prices and cost savings under Project Cutting Edge.

In 2025, our Operating EBITDA from our operations in the United States decreased 5%, in Dollar terms, compared to 2024. In addition, our Operating EBITDA from our operations in the United States represented 34% and 32% of our total consolidated Operating EBITDA for the year ended December 31, 2024 and 2025, respectively, in Dollar terms.

Europe

Our operating earnings before other expenses, net, from our operations in Europe increased 10%, in Euro terms, and 18%, in Dollar terms, in 2025 compared to 2024. Our operating earnings before other expenses, net from our operations in Europe represented 14% and 17% of our total operating earnings before other expenses, net for the years ended December 31, 2024 and 2025, respectively, in Dollar terms. The increase resulted primarily from higher cement volumes, supported by infrastructure projects in Eastern Europe and sustained housing activity and infrastructure investment in Spain, combined with low single-digit price increases, partially offset by difficult weather conditions during the year.

In 2025, our Operating EBITDA from our operations in Europe increased 5%, in Euro terms, and 12%, in Dollar terms, compared to 2024. In addition, our Operating EBITDA from our operations in Europe represented 17% and 18% of our total consolidated Operating EBITDA for the years ended December 31, 2024 and 2025, respectively, in Dollar terms.

MEA

Our operating earnings before other expenses, net, from our operations in the MEA segment increased 90%, in Dollar terms, in 2025 compared to 2024. Our operating earnings before other expenses, net from our operations in the MEA segment represented 4% and 8% of our total operating earnings before other expenses, net for the years ended December 31, 2024 and 2025, respectively, in Dollar terms. The increase resulted primarily from higher cement and ready-mix volumes driven by recovering construction activity across the region, combined with strong pricing dynamics during the year.

CEMEX • 2025 20-F REPORT • 182

PART I

In 2025, our Operating EBITDA from our operations in the MEA segment increased 72%, in Dollar terms, compared to 2024. In addition, our Operating EBITDA from our operations in the MEA segment represented 4% and 7% of our total consolidated Operating EBITDA for the years ended December 31, 2024 and 2025, respectively, in Dollar terms.

SCA&C

Our operating earnings before other expenses, net, from our operations in SCA&C remained flat, in Dollar terms, in 2025 compared to 2024. Our operating earnings before other expenses, net from our operations in SCA&C represented 8% of our total operating earnings before other expenses, net for the years ended December 31, 2024 and 2025, in Dollar terms. The flat performance resulted primarily from pricing discipline and cement volume recovery in key markets, offset by the impact of adverse weather events and increased maintenance activities during the year.

In 2025, our Operating EBITDA from our operations in SCA&C increased 4%, in Dollar terms, compared to 2024. In addition, our Operating EBITDA from our operations in SCA&C represented 7% of our total consolidated Operating EBITDA for the years ended December 31, 2024 and 2025, in Dollar terms.

Other Expenses, Net. Our other expenses, net, increased from an expense of $1 million in 2024 to an expense of $784 million in 2025. The increase was primarily driven by non-cash impairment losses of $538 million recognized in 2025, comprising goodwill impairment of $307 million in our United States operations and $123 million in our Colombia operations, as well as impairment losses on property, machinery and equipment of $92 million, compared to impairment losses of $122 million in 2024. Additionally, we recognized $179 million in restructuring costs under Project Cutting Edge during 2025. See notes 8, 15.1, 17.1 and 17.2 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

The most significant items included under this caption for the years ended December 31, 2024 and 2025, are as follows:

	For the Years Ended December 31,
	2024	2025
	(in millions of Dollars)

Impairment losses	$(122)	$(538)

Results from the sale of assets and others, net	131	(67)

Restructuring costs	(10)	(179)

	$(1)	$(784)

Financial Expenses. Our financial expense decreased 17%, from $545 million in 2024 to $454 million in 2025, primarily attributable to a decrease in the weighted-average interest rates on our debt portfolio. See note 18.1 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

Financial Income and Other Items, Net. Our financial income and other items, net, in Dollar terms, increased, from an expense of $379 million in 2024 to an income of $148 million in 2025. The increase is mainly due to a $232 million gain in foreign exchange results in 2025 compared to a $353 million loss in 2024, which was mainly due to the fluctuation of the Mexican Peso against the Dollar. This increase was partially compensated by a higher loss in results from financial instruments, net in 2025 compared to 2024. See notes 9 and 18.4 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

CEMEX • 2025 20-F REPORT • 183

PART I

The most significant items included under this caption for the years ended December 31, 2024 and 2025 are as follows:

	For the Years Ended December 31,
	2024	2025
	(in millions of Dollars)

Financial income and other items, net:

Foreign exchange results	$(353)	$232

Financial income	36	48

Results from financial instruments, net	(4)	(41)

Net interest cost of defined benefit liabilities	(40)	(39)

Effects of amortized cost on assets and liabilities	(53)	(49)

Others	35	(3)

	$(379)	$148

Income Taxes. Our income tax expense in the income statement, which is comprised of current income taxes plus deferred income taxes, increased from $67 million in 2024 to $385 million in 2025. Our current income tax expense decreased from $343 million in 2024 to $178 million in 2025, mainly due to the deduction in 2025 of interest expense previously not deducted in prior years in Mexico. Our deferred income tax changed from a gain of $276 million in 2024 to an expense of $207 million in 2025, primarily due to a decrease in deferred tax assets due to the deduction in 2025 of interest expense from prior years, partially offset by the recognition of deferred tax assets related to net operative losses and intangible assets in Mexico. See notes 21.1, 21.2, 21.3, and 21.4 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

For each of the years ended December 31, 2024 and 2025, our statutory income tax rate in Mexico was 30%. Our average effective income tax rate increased from 6.8% in 2024 to 48.8% in 2025, reflecting the increase in our income tax expense described above. Our average effective tax rate equals the net amount of income tax expense divided by earnings before income taxes, as these line items are reported in our consolidated income statement. See “Item 3. Key Information—Risk Factors—Risks Relating to Regulatory and Legal Matters—Certain tax matters may have a material adverse effect on our cash flow, financial condition, and net income, as well as on our reputation” and note 21.3 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

Net Income from Continuing Operations. For the reasons described above, our net income from continuing operations for 2024 decreased from a net income from continuing operations of $924 million to a net income from continuing operations of $404 million in 2025. As a percentage of revenues, net income from continuing operations represented 5.8% and 2.5% for the years ended as of December 31, 2024 and 2025, respectively.

Discontinued Operations. For the years ended December 31, 2024 and 2025, our discontinued operations included in our consolidated income statements amounted to a net income from discontinued operations of $36 million and $566 million, respectively. As a percentage of revenues, income of discontinued operations, net of tax, represented 0.2% and 3.5% for the years ended December 31, 2024 and 2025, respectively. See note 5.2 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

Consolidated Net Income. For the reasons described above, our consolidated net income (before deducting the portion allocable to non-controlling interest) for 2025 increased from a consolidated net income of $960 million in 2024 to a consolidated net income of $970 million in 2025. As a percentage of revenues, consolidated net income represented 6.0% for the years ended as of December 31, 2024 and 2025.

CEMEX • 2025 20-F REPORT • 184

PART I

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries.

Non-controlling interest net income decreased 52%, from an income of $21 million in 2024 to an income of $10 million in 2025, primarily attributable to an decrease in the net income of the consolidated entities in which others have a non-controlling interest. See note 22.4 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

Controlling Interest Net Income. Controlling interest net income represents the difference between our consolidated net income and non-controlling interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-associated third parties hold interests. For the reasons described above, our controlling interest net income increased from a controlling interest net income of $939 million in 2024 to a controlling interest net income of $960 million in 2025. As a percentage of revenues, controlling interest net income, represented 5.9% for the years ended as of December 31, 2024 and 2025.

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

The segment information presented for the year ended December 31, 2024 compared to the year ended December 31, 2023 reflects our current reportable operating segment structure, which consists of five reportable operating segments: (1) Mexico, (2) United States, (3) Europe, (4) MEA, and (5) SCA&C. The information for the years ended December 31, 2024 and 2023 has been recast to reflect the current reportable operating segment structure. See “—Year Ended December 31, 2025 Compared to Year Ended December 31, 2024” above for a description of our reportable operating segments and the reasons for this change. The accounting policies applied to determine the financial information by reporting segment are consistent with those described in note 3 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

The table below and the other volume data presented by reportable operating segment in this “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” section present Domestic Sales Volumes of cement and ready-mix concrete, consisting entirely of sales to external customers, as well as Export Sales Volumes of cement to both external customers and other

CEMEX • 2025 20-F REPORT • 185

PART I

operating segments, and Average Domestic Sales Prices in Local Currency of cement and ready-mix concrete, which refer to sales to external customers.

	Domestic Sales Volumes		Export Sales Volumes (Intragroup Transactions)	Export Sales Volumes to External Customers	Average Domestic Sales Prices in Local Currency(1)
Reporting Segment	Cement	Ready-Mix Concrete	Cement	Cement	Cement	Ready-Mix Concrete

Mexico	-1%	—	-50%	-27%	3%	7%

United States	-6%	-10%	—	—	2%	5%

Europe	—	-6%	27%	—	—	-1%

MEA	1%	-7%	—	-1%	20%	-1%

SCA&C	-2%	-5%	—	586%	4%	11%

“—“	= Not Applicable

(1)

Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For the purpose of our Europe and MEA reportable segments, which comprise non-Euro segments, the weighted average variance in local currency is determined and presented in Euros at the exchange rates in effect as of the end of the reporting period. For the purpose of our SCA&C reportable segment, which comprises non-Dollar segments, the weighted average variance in local currency is presented in Dollar terms at the exchange rates in effect as of the end of the reporting period. Weighted average changes for Europe, MEA and SCA&C reportable segments are based on total sales volumes in the respective segment.

On a consolidated basis, our cement sales volumes decreased 1%, from 51.7 million tons in 2023 to 51.3 million tons in 2024, and our ready-mix concrete sales volumes decreased 6%, from 46.6 million cubic meters in 2023 to 43.8 million cubic meters in 2024. Our revenues decreased 2%, from $16,404 million in 2023 to $16,063 million in 2024, and our operating earnings before other expenses, net decreased 6%, from $1,946 million in 2023 to $1,823 million in 2024. See the table below for a breakdown according to reporting segment.

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

As mentioned above, our “Operating EBITDA” is the financial measure used by our CEO and other management when assessing segment performance and profitability and deciding how to allocate resource, and our “Operating Earnings Before Other Expenses, Net” is the closest line item to Operating EBITDA presented in our income statements under IFRS included elsewhere in this annual report and is a stepping stone for calculating Operating EBITDA by adding back depreciation and amortization.

Reporting Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	Revenues Including Intragroup Transactions For the Years Ended		Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	External Revenues For the Years Ended
				2023	2024				2023	2024

Mexico	+1%	-5%	-4%	5,060	4,881	+2	-4%	-2%	4,855	4,745

United States	-3%	—	-3%	5,338	5,194	-3%	—	-3%	5,338	5,194

Europe	-1%	—	-1%	3,718	3,681	-1%	—	-1%	3,627	3,582

MEA	-7%	-1%	-8%	1,093	1,010	-7	—	-7%	1,091	1,010

SCA&C	+3%	—	+3%	1	1,	+2%	—	+2%	1,042	1,064

Reportable Segments	—	—	—	—	—	-2%	—	-2%	15,953	15,595

Other Activities	—	—	—	—	—	+4%	—	+4%	451	468

Total Consolidated	—	—	—	—	—	-2%	—	-2%	16,404	16,063

“—“	= Not Applicable

CEMEX • 2025 20-F REPORT • 186

PART I

(1)

Represents the variation in local currency terms. For the purposes of our Europe and MEA reportable segments, which comprise non-Euro segments, the weighted average variance in local currency is determined and presented in Euros at the exchange rates in effect as of the end of the reporting period. For the purposes of our SCA&C reportable segment, which comprises non-Dollar segments, the weighted average variance in local currency is presented in Dollar at the exchange rates in effect as of the end of the reporting period.

	Operating Earnings Before Other Expenses, Net(1) For the Year Ended December 31,		Plus: Depreciation and Amortization		Operating EBITDA(2) For the Year Ended December 31,
Reporting Segment	2023	2024	2023	2024	2023	2024

Mexico	$1,267	$1,268	$221	$207	$1,488	$1,475

United States	557	517	483	514	1,040	1,031

Europe	285	252	244	258	529	510

MEA	84	78	50	49	134	127

SCA&C	143	150	56	64	199	214

Reportable Segments	2,336	2,265	1,054	1,092	3,390	3,357

Other Activities	(390)	(442)	119	142	(271)	(300)

Total Consolidated	$1,946	$1,823	$1,173	$1,234	$3,119	$3,057

(1)

We include the line item titled “Operating earnings before other expenses, net” in our income statements under IFRS considering that it is a subtotal relevant for the determination of our “Operating EBITDA” (Operating earnings before other expenses, net plus depreciation and amortization) as described in note 2 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

(2)

Operating EBITDA is the financial measure used by our chief executive officer to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, Operating EBITDA is a measure used by our creditors to review our capacity to internally fund capital expenditures, to service or incur debt and to comply with financial covenants under our financing agreements, as described in note 18.1 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report. Our Operating EBITDA is not a measure of operating performance, an alternative to cash flow or a measure of financial position under IFRS. Moreover, Operating EBITDA may not be comparable to other similarly titled measures of other companies.

Revenues. Our consolidated revenues decreased 2%, from $16,404 million in 2023 to $16,063 million in 2024. The decrease in our revenues was mainly attributable to lower volumes in our markets, partially offset by higher prices of our products in local currency. Set forth below is a quantitative and qualitative analysis of the various factors affecting our revenues on a reporting segment basis. To allow the analysis of each reportable segment on a stand-alone basis, our discussion of volume data and revenues information below is presented in both external revenues and revenues before eliminations resulting from consolidation, as described in note 5.3 to our 2025 audited consolidated financial statements included elsewhere in this annual report.

Mexico

Our domestic cement sales volumes to external customers from our operations in Mexico decreased 1% in 2024 compared to 2023, and ready-mix concrete sales volumes remained flat over the same period. Our revenues from our operations in Mexico represented 30% and 30%, in Dollar terms, of our consolidated external revenues for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, our operations in Mexico represented 15% of our total assets, in Dollar terms. During 2024, the decrease in cement volumes was driven by the construction activity deceleration after the presidential elections in Mexico in June, while ready-mix and aggregate volumes remained flat. Our cement export volumes from our operations in Mexico, which represented 7% of our Mexican cement sales volumes for the year ended December 31, 2024, of which 69% corresponded to external customers and 31% corresponded to revenues from transactions with other operating segments, decreased 44% in 2024 compared to 2023, mainly due to lower export to the United States. Of our total cement export volumes from our operations in Mexico during 2024, which include both exports to external customers and exports to other operating segments, 83% was shipped to the United States and 17% to our SCA&C segment. Our average sales price of domestic cement from our operations in Mexico increased 3%, in Mexican Peso terms, in 2024 compared to 2023, and our average sales price of ready-mix concrete increased 7%, in Mexican Peso terms, over the same period.

CEMEX • 2025 20-F REPORT • 187

PART I

For the year ended December 31, 2024, our Mexico segment’s external revenues were derived primarily from cement, which represented 54% of the segment’s external revenues, followed by ready-mix concrete at 30%, Urbanization Solutions at 13%, and aggregates at 3%.

As a result of increases in domestic cement and ready-mix concrete sales prices, partially offset by a decrease in cement sales volumes and a decrease in cement exports sales, external revenues in Mexico, in Mexican Peso terms, increased 2% in 2024 compared to 2023.

United States

Our domestic cement sales volumes to external customers from our operations in the United States decreased 6% in 2024 compared to 2023, and ready-mix concrete sales volumes decreased 10% over the same period. The decrease in domestic cement sales volumes were primarily attributable to bad weather and lower demand in many of our markets. Our operations in the United States represented 33% and 32% in Dollar terms of our consolidated external revenues for the years ended December 31, 2023 and 2024, respectively. As of December 31, 2024, our operations in the United States represented 48% of our total assets in Dollar terms. Our average domestic cement sales prices of our operations in the United States increased 2%, in Dollar terms, in 2024 compared to 2023, and our average ready-mix concrete sales price increased 5%, in Dollar terms, over the same period.

For the year ended December 31, 2024, our United States segment’s external revenues were derived primarily from ready-mix concrete, which represented 56% of the segment’s external revenues, followed by cement at 23%, aggregates at 18%, and Urbanization Solutions at 3%.

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially compensated by an increase in domestic cement and ready-mix concrete sales prices, external revenues from our operations in the United States, in Dollar terms, decreased 3% in 2024 compared to 2023.

Europe

Our domestic cement sales volumes to external customers from our operations in Europe remained flat in 2024 compared to 2023, and ready-mix concrete sales volumes decreased 6% over the same period. The flat domestic cement sales volumes and the decrease in ready-mix concrete sales volumes were primarily driven by challenging market conditions across several markets in the region, including reduced infrastructure investment and continued pressure from high interest rates in the housing sector in the United Kingdom, and difficult economic conditions in France and Germany, partially offset by volume growth in Poland. Our operations in Europe represented 22% and 22% in Dollar terms of our consolidated external revenues for the years ended December 31, 2023 and 2024, respectively. Our cement export volumes from our operations in Europe, which represented 15% of our Europe cement sales volumes for the year ended December 31, 2024, of which 48% corresponded to external customers and 52% corresponded to revenues from transactions with other operating segments, increased 12% in 2024 compared to 2023, mainly due to higher volumes exported in Europe. As of December 31, 2024, our operations in Europe represented 17% of our total assets in Dollar terms. Our average domestic cement sales price from our operations in Europe remained flat in Euro terms in 2024 compared to 2023, and our average ready-mix concrete sales price decreased 1% in Euro terms over the same period.

For the year ended December 31, 2024, our Europe segment’s external revenues were derived primarily from ready-mix concrete, which represented 43% of the segment’s external revenues, followed by cement at 33%, aggregates at 19%, and Urbanization Solutions at 5%.

CEMEX • 2025 20-F REPORT • 188

PART I

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increases in domestic cement and ready-mix concrete sales prices, external revenues from our operations in Europe, in Dollar terms, decreased 1% in 2024 compared to 2023.

MEA

Our domestic cement sales volumes to external customers from our operations in the MEA segment increased 1% in 2024 compared to 2023, and ready-mix concrete sales volumes decreased 7% over the same period. The increase in domestic cement sales volumes was primarily driven by volume growth in Egypt and the UAE. The decrease in ready-mix concrete sales volumes was primarily driven by the negative impact of the ongoing conflicts in the Middle East, which resulted in lower demand and the temporary closure of several concrete plants in Israel. Our operations in the MEA segment represented 7% and 6% in Dollar terms of our consolidated external revenues for the years ended December 31, 2023 and 2024, respectively. As of December 31, 2024, our operations in the MEA segment represented 5% of our total assets in Dollar terms. Our average domestic cement sales price from our operations in the MEA segment increased 20% in Dollar terms in 2024 compared to 2023, and our average ready-mix concrete sales price decreased 1% in Dollar terms over the same period.

For the year ended December 31, 2024, our MEA segment’s external revenues were derived primarily from ready-mix concrete, which represented 69% of the segment’s external revenues, followed by cement at 18%, aggregates at 8%, and Urbanization Solutions at 5%.

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increases in domestic cement and ready-mix concrete sales prices, external revenues from our operations in the MEA segment, in Dollar terms, decreased 7% in 2024 compared to 2023.

SCA&C

Our domestic cement sales volumes to external customers from our operations in the SCA&C segment decreased 2% in 2024 compared to 2023, and ready-mix concrete sales volumes decreased 5% over the same period. The decrease in domestic cement sales volumes and the decrease in ready-mix concrete sales volumes were primarily driven by lower demand in Colombia, resulting from difficult economic conditions, and lower demand in the Caribbean due to adverse weather conditions and a delay in projects in Trinidad, partially offset by volume growth in others of our markets. Our operations in the SCA&C segment represented 7% and 6% in Dollar terms of our consolidated external revenues for the years ended December 31, 2023 and 2024, respectively. Our cement export volumes from our operations in SCA&C, which represented 3% of our SCA&C cement sales volumes for the year ended December 31, 2024, of which 100% corresponded to external customers, decreased 17% in 2024 compared to 2023. As of December 31, 2024, our operations in the SCA&C segment represented 6% of our total assets in Dollar terms. Our average domestic cement sales price from our operations in the SCA&C segment increased 4% in Dollar terms in 2024 compared to 2023, and our average ready-mix concrete sales price increased 11% in Dollar terms over the same period.

For the year ended December 31, 2024, our SCA&C segment’s external revenues were derived primarily from cement, which represented 78% of the segment’s external revenues, followed by ready-mix concrete at 18%, aggregates at 2%, and Urbanization Solutions at 2%.

As a result of increases in domestic cement and ready-mix concrete sales prices, partially offset by decreases in domestic cement and ready-mix concrete sales volumes, external revenues from our operations in the SCA&C segment, in Dollar terms, increased 2% in 2024 compared to 2023.

CEMEX • 2025 20-F REPORT • 189

PART I

Other Activities (Revenues)

Revenues from our other activities segment increased 4% in 2024 compared to 2023, in Dollar terms. Our revenues from our Other activities segment represented 3% and 3% in Dollar terms of our consolidated external revenues for the years ended December 31, 2024 and 2023, respectively.

Cost of Sales

Our cost of sales, including depreciation, decreased 2%, from $10,868 million in 2023 to $10,655 million in 2024. As a percentage of revenues, cost of sales remained flat at 66.3% in both years, mainly driven by an increase in fixed costs, along with a decrease in sales. Our cost of sales includes freight expenses of raw materials used in our producing plants.

Gross Profit

For the reasons described above, our gross profit decreased 2% from $5,536 million in 2023 to $5,408 million in 2024. As a percentage of revenues, gross profit decreased from 33.8% in 2023 to 33.7% in 2024. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described below, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within operating expenses as part of distribution and logistics expenses.

Operating Expenses

Our operating expenses, which are represented by administrative, selling, distribution and logistics expenses, decreased 0.1%, from $3,590 million in 2023 to $3,585 million in 2024. As a percentage of revenues, operating expenses increased from 21.9% in 2023 to 22.3% in 2024. The increase as a percentage of revenues resulted primarily from higher payroll expenses due to salary increases and higher maintenance and repairs expenses. Our operating expenses include expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sale, which are included as part of the operating expenses, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sale and the customers’ facilities, which are included as part of the line item “Distribution and logistics expenses.” For the years ended December 31, 2023 and 2024, selling expenses included as part of the line item “Operating expenses” amounted to $390 million and $434 million, respectively. As discussed above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution and logistics expenses, which in the aggregate represented costs of $1,854 million in 2023 and $1,824 million in 2024. As a percentage of revenues, distribution and logistics expenses remained flat at 11% in 2023 and 2024.

Operating Earnings Before Other Expenses, Net

For the reasons described above, our operating earnings before other expenses, net decreased 6% from $1,946 million in 2023 to $1,823 million in 2024. As a percentage of revenues, operating earnings before other expenses, net decreased 0.5% from 11.9% in 2023 to 11.4% in 2024. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a reporting segment basis.

CEMEX • 2025 20-F REPORT • 190

PART I

Depreciation and Amortization

During the year ended December 31, 2024, in Dollar terms, our depreciation and amortization amounted to $1,234 million, a 5% increase compared to $1,173 million in 2023. During the year ended December 31, 2024, our capital expenditures amounted to $1,380 million, a 3% decrease compared to $1,417 million in 2023, due to lower assets base and changes in exchange rates. See the table on page 187 of this annual report and note 5.3 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report for a breakdown of depreciation and amortization by reportable segment.

Operating EBITDA

Operating EBITDA is the key financial measure used by our chief executive officer to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, Operating EBITDA is an indicator used by Cemex’s creditors to measure our ability to internally fund capital expenditures, as well as our ability to service or incur debt and comply with financial covenants under its financing agreements. We present “Operating EBITDA” by reportable segment in the table on page 187 of this annual report and in note 5.3 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report. Operating EBITDA is not a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS. Moreover, Operating EBITDA may not be comparable to other similarly titled measures of other companies.

Considering the effects mentioned above, our Operating EBITDA decreased 2% from $3,119 million in 2023 to $3,057 million in 2024. As a percentage of revenues our Operating EBITDA margin (which management considers a relevant profitability measure despite Operating EBITDA margin not being a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS) remained flat at 19% in 2023 and 2024. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net and Operating EBITDA on a reporting segment basis.

For a reconciliation of Operating Earnings Before Other Expenses, Net to Operating EBITDA, see page 170 of this annual report under “Item 5. Operating and Financial Review and Prospects—Key Components of Results of Operations—Year Ended December 31, 2024 Compared to Year Ended December 31, 2023.”

Mexico

Our operating earnings before other expenses, net, from our operations in Mexico increased 4% in Mexican Peso terms and remained flat, in Dollar terms, in 2024 compared to 2023. Our operating earnings before other expenses, net from our operations in Mexico represented 70% and 65% of our total operating earnings before other expenses, net for the years ended December 31, 2024 and 2023, respectively, in Dollar terms. The increase resulted primarily from strong pricing of our products and lower cost of fuels, partially offset by higher electric power costs.

Moreover, in 2024 our Operating EBITDA from our operations in Mexico increased 3%, in Mexican Peso terms, and decreased 1%, in Dollar terms, compared to 2023. In addition, our Operating EBITDA from our operations in Mexico represented 48% of our total consolidated Operating EBITDA for both of the years ended December 31, 2024 and 2023, in Dollar terms.

United States

Our operating earnings before other expenses, net, from our operations in the United States decreased 7% in 2024 compared to 2023, in Dollar terms. Our operating earnings before other expenses, net from our operations in the United States represented 28% and 29% of our total operating earnings before other expenses, net for the years

CEMEX • 2025 20-F REPORT • 191

PART I

ended December 31, 2024 and 2023, respectively, in Dollar terms. The decrease resulted primarily from a decrease in our revenues in the United States segment mainly due to extreme weather events with four major hurricanes and a deep freeze in Texas.

In 2024, our Operating EBITDA from our operations in the United States decreased 1%, in Dollar terms, compared to 2023. In addition, our Operating EBITDA from our operations in the United States represented 34% and 33% of our total consolidated Operating EBITDA for the year ended December 31, 2024 and 2023, respectively, in Dollar terms.

Europe

Our operating earnings before other expenses, net, from our operations in Europe decreased 13% in Euro terms and 12% in Dollar terms in 2024 compared to 2023. Our operating earnings before other expenses, net from our operations in Europe represented 14% and 15% of our total operating earnings before other expenses, net for the years ended December 31, 2024 and 2023, respectively, in Dollar terms. The decrease resulted primarily from lower revenues across most markets, driven by a slowdown in construction activity in France and Germany, lower infrastructure investment in the United Kingdom, and higher cost of sales in Spain, partially offset by higher volumes and prices in Poland.

Moreover, in 2024 our Operating EBITDA from our operations in Europe decreased 4%, in Euro terms, and 4%, in Dollar terms, compared to 2023. In addition, our Operating EBITDA from our operations in Europe represented 17% of our total consolidated Operating EBITDA for both of the years ended December 31, 2024 and 2023, in Dollar terms.

MEA

Our operating earnings before other expenses, net, from our operations in the MEA segment decreased 7% in Dollar terms in 2024 compared to 2023. Our operating earnings before other expenses, net from our operations in the MEA segment represented 4% of our total operating earnings before other expenses, net for the years ended December 31, 2024 and 2023, in Dollar terms. The decrease resulted primarily from lower volumes in Israel caused by the ongoing conflict in the Middle East, partially offset by higher revenues in the MEA segment.

Moreover, our Operating EBITDA from our operations in the MEA segment decreased 5%, in Dollar terms, in 2024 compared to 2023. In addition, our Operating EBITDA from our operations in the MEA segment represented 4% of our total consolidated Operating EBITDA for both of the years ended December 31, 2024 and 2023, in Dollar terms.

SCA&C

Our operating earnings before other expenses, net, from our operations in SCA&C increased 5% in Dollar terms in 2024 compared to 2023. Our operating earnings before other expenses, net from our operations in SCA&C represented 8% and 7% of our total operating earnings before other expenses, net for the years ended December 31, 2024 and 2023, respectively, in Dollar terms. The increase resulted primarily from higher revenues and lower cost of sales in most markets in the region, including the Caribbean and Colombia, partially offset by higher cost of sales in certain markets.

In 2024 our Operating EBITDA from our operations in SCA&C increased 8%, in Dollar terms, compared to 2023. In addition, our Operating EBITDA from our operations in SCA&C represented 7% and 6% of our total consolidated Operating EBITDA for the years ended December 31, 2024 and 2023, respectively, in Dollar terms.

CEMEX • 2025 20-F REPORT • 192

PART I

Other Expenses, Net. Our other expenses, net, decreased 100%, in Dollar terms, from an expense of $205 million in 2023 to an expense of $1 million in 2024. In 2024, we had a gain in results from sale of assets and others, net of $131 million, mainly due to a gain of $139 million related to the sale of our 34.8% equity interest in Neoris, compared to a loss in results from sales of assets and others, net of $160 million in 2023. This gain was partially offset by an increase of non-cash impairment losses from $43 million in 2023 to $122 million in 2024. During 2024 and 2023 we did not recognize any impairment losses of goodwill; nonetheless, we incurred impairment losses of $122 million on fixed assets during 2024 and $36 million in 2023. See notes 8, 15.1, 17.1 and 17.2 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

The most significant items included under this caption for the years ended December 31, 2023 and 2024, are as follows:

	For the Years Ended December 31,
	2023	2024
	(in millions of Dollars)

Impairment losses	$(43)	$(122)

Results from the sale of assets and others, net	(160)	131

Restructuring costs	(2)	(10)

	$(205)	$(1)

Financial expenses. Our financial expense increased 3%, from $529 million in 2023 to $545 million in 2024, primarily attributable to a higher average debt level during 2024, despite a lower debt balance at year-end and an increase in financial expenses related to leases. See note 18.1 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

Financial income and other items, net. Our financial income and other items, net, in Dollar terms, increased significantly, from an income of $16 million in 2023 to an expense of $379 million in 2024. The increase is mainly due to a $353 million loss in foreign exchange results in 2024 compared to a $130 million gain in 2023, which was mainly due to the fluctuation of the Mexican Peso against the Dollar. This increase was partially compensated by a lower loss in results from financial instruments, net in 2024 compared to 2023. See notes 9 and 18.4 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

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

CEMEX • 2025 20-F REPORT • 193

PART I

Income Taxes. Our income tax effect in the income statements, which is comprised of current income taxes plus deferred income taxes, decreased from an expense of $1,205 million in 2023 to an expense of $67 million in 2024. Our current income tax expense decreased from $1,102 million in 2023 to $343 million in 2024, mainly due to the fact that the income tax expense in 2023 included an income tax penalty of $620 million originated in Spain and tax effects on foreign currency gains originated in Mexico, while the income tax expense for 2024 does not include any of those effects (see “Item 4. Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters—Spain”). Our deferred income tax expense decreased from a deferred income tax expense of $103 million in 2023 to a deferred income tax benefit of $276 million in 2024, mainly associated with the recognition of deferred tax assets related to deferred interest in Mexico in 2024. See notes 21.1, 21.2, 21.3 and 21.4 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

For each of the years ended December 31, 2023 and 2024, our statutory income tax rate in Mexico was 30%. Considering the decrease in our income tax expense in 2024 as compared to 2023 as described above, partially offset by the decrease in our earnings before income tax from a gain of $1,326 million in 2023 to earnings before income tax of $991 million in 2024, our average effective income tax rate decreased from an effective income tax rate of 91.0% in 2023 to an effective income tax rate of 6.8% in 2024. Our average effective tax rate equals the net amount of income tax expense divided by earnings before income taxes, as these line items are reported in our consolidated income statement. See “Item 3. Key Information—Risk Factors—Risks Relating to Regulatory and Legal Matters—Certain tax matters may have a material adverse effect on our cash flow, financial condition, and net income, as well as on our reputation” and note 21.3 to our 2025 audited consolidated financial statements included elsewhere in this annual report.

Net Income from Continuing Operations. For the reasons described above, our net income from continuing operations for 2024 increased from a net income from continuing operations of $121 million in 2023 to a net income from continuing operations of $924 million in 2024. As a percentage of revenues, net income from continuing operations represented 0.7% and 5.8% for the years ended as of December 31, 2023 and 2024, respectively.

Discontinued Operations. For the years ended December 31, 2023 and 2024, our discontinued operations included in our consolidated income statements amounted to a net income from discontinued operations of $78 million and $36 million, respectively. As a percentage of revenues, income of discontinued operations, net of tax, represented 0.5% and 0.2% for the years ended December 31, 2023 and 2024, respectively. See note 5.2 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

Consolidated Net Income. For the reasons described above, our consolidated net income (before deducting the portion allocable to non-controlling interest) for 2024 increased from a consolidated net income of $199 million in 2023 to a consolidated net income of $960 million in 2024. As a percentage of revenues, consolidated net income represented 1.2% and 6.0% for the years ended as of December 31, 2023 and 2024, respectively.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries.

Non-controlling interest net income increased 24%, from an income of $17 million in 2023 to an income of $21 million in 2024, primarily attributable to an increase in the net income of the consolidated entities in which others have a non-controlling interest. See note 22.4 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

Controlling Interest Net Income. Controlling interest net income represents the difference between our consolidated net income and non-controlling interest net income, which is the portion of our consolidated net income attributable to

CEMEX • 2025 20-F REPORT • 194

PART I

those of our subsidiaries in which non-associated third parties hold interests. For the reasons described above, our controlling interest net income increased from a controlling interest net income of $182 million in 2023 to a controlling interest net income of $939 million in 2024. As a percentage of revenues, controlling interest net income, represented 1.1% and 5.9% for the years ended as of December 31, 2023 and 2024, respectively.

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through the operation of our subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, among other risks, any one of which may materially decrease our net income and cash from operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, loans, proceeds of debt and equity offerings and proceeds from asset sales, including our account receivables securitizations. Our consolidated cash flows provided by operating activities from continuing operations were $3,108 million in 2023, $3,229 million in 2024 and $2,726 million in 2025. See our statements of cash flows included elsewhere in this annual report. Cemex management is of the opinion that working capital is sufficient for our current requirements.

Sources and Uses of Cash

Our review of sources and uses of cash below refers to nominal amounts included in our consolidated statements of cash flows for years ended December 31, 2023, 2024 and 2025.

Our primary sources and uses of cash during the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the Years Ended December 31,
	2023	2024	2025
	(in million of Dollars)

Operating Activities

Consolidated net income	$199	$960	$970

Discontinued operations	78	36	566

Net income from continuing operations	121	924	404

Adjustments to the cash flow other than changes in working capital	2,795	2,082	2,354

Changes in working capital, excluding income taxes	192	223	(32)

Cash flows provided by operating activities from continuing operations	3,108	3,229	2,726

Interest expense and income taxes paid	(1,012)	(1,405)	(747)

Net cash flows provided by operating activities from continuing operations	2,096	1,824	1,979

Net cash flows provided by operating activities from discontinued operations	192	155	(4)

Net cash flows provided by operating activities after interest and income taxes	2,288	1,979	1,975

CEMEX • 2025 20-F REPORT • 195

PART I

	For the Years Ended December 31,
	2023	2024	2025
	(in million of Dollars)

Investing Activities

Investment in property, machinery and equipment, net	$(852)	$(987)	$(947)

Investment in intangible assets, net	(207)	(296)	(265)

Disposal (acquisition) of subsidiaries and associates, net	(189)	1,020	965

Non-current assets and others, net	21	35	57

Net cash flows used in investing activities from continuing operations	(1,227)	(228)	(190)

Net cash flows used in investing activities from discontinued operations	(115)	(100)	(7)

Net cash flows used in investing activities	(1,342)	(328)	(197)

Financing Activities

Proceeds from new debt instruments	2,938	5,048	2,078

Debt repayments	(3,840)	(5,497)	(2,227)

Issuance of subordinated notes	992	—	989

Other financial obligations, net	(274)	(292)	(285)

Dividends paid	—	(90)	(127)

Share in trust for future deliveries under share-based compensation	(45)	(52)	(49)

Repayment of subordinated notes and changes in non-controlling interests	(62)	(2)	(1,010)

Derivative financial instruments	(189)	(37)	(5)

Coupons on subordinated notes	(120)	(143)	(99)

Non-current liabilities, net	(101)	(188)	(61)

Net cash flows used in financing activities	(701)	(1,253)	(796)

Increase (decrease) in cash and cash equivalents from continuing operations	168	343	993

Increase in cash and cash equivalents from discontinued operations	77	55	(11)

Foreign currency translation effect on cash	(116)	(158)	(24)

Cash and cash equivalents at beginning of period	495	624	864

Cash and cash equivalents at end of period	624	864	1,822

Year ended December 31, 2025

During the year ended December 31, 2025, excluding the negative foreign currency effect of our balances of cash and cash equivalents generated during the period of $24 million, there was an increase in cash and cash equivalents from continuing operations of $993 million. This increase was the result of our net cash flows provided by operating activities from continuing operations, which, after interest expense and income taxes paid in cash of $747 million, amounted to $1,979 million, partially offset by our net cash flows used in investing activities from continuing operations of $190 million and our net cash flows used in financing activities of $796 million.

For the year ended December 31, 2025, our net cash flows provided by operating activities included cash flows used in working capital, excluding income taxes, of $32 million. This amount was primarily comprised of cash flows used in trade accounts payable of $225 million and cash flows used in trade accounts receivable of $34 million, partially offset by cash flows provided by inventories of $83 million, cash flows provided by other accounts payable and accrued expenses of $83 million, and cash flows provided by other accounts receivable and other assets of $61 million. The aggregate amount of net cash flows provided by operating activities from continuing operations, after interest paid of $446 million and income taxes paid of $301 million, amounted to $1,979 million.

During the year ended December 31, 2025, our cash flows provided by operating activities from continuing operations before interest expense and income tax paid of $2,726 million decreased by 16% or $503 million, compared to 2024.

CEMEX • 2025 20-F REPORT • 196

PART I

This decrease was mainly the result of a decrease in net income from continuing operations of $520 million and a decrease in cash flows generated in working capital, excluding income taxes, of $255 million in 2025, compared to 2024, which was due to (i) a negative effect in trade accounts payable of $384 million resulting mainly from lower participation in financing programs along with higher payments, (ii) a negative effect in inventories of $113 million resulting from higher levels of aggregates and pet coke inventories as well as an increase on material and spare parts balance, and (iii) a negative effect in trade accounts receivable of $90 million resulting from an increase in sales during the year in some of our markets and lower collections, partially compensated by an increase in other accounts payable and accrued expenses of $226 million, resulting from higher advanced payments received from customers in Mexico during the period, and a positive effect in other accounts receivable and other assets of $106 million.

Considering the reasons mentioned above, during the year ended December 31, 2025, the increase in cash and cash equivalents was the result of our net cash flows provided by operating activities from continuing operations after interest and income taxes paid in cash of $1,979 million. During the year ended December 31, 2025, our net cash flows provided by operating activities from continuing operations after interest and income taxes paid in cash, amounted to $1,979 million and was partially offset by (i) our net cash flows used in investing activities from continuing activities of $190 million, which was primarily comprised of purchase of property, machinery and equipment, net and investment in intangible assets, for an aggregate amount of $1,212 million, also partially offset by disposal of subsidiaries, net, and non-current assets and others, net, for an aggregate amount of $1,022 million; and (ii) our net cash flows used in financing activities of $796 million, which include debt repayments, other financial obligations, net, dividends paid, repayment of subordinated notes and changes in non-controlling interest, coupons on subordinated notes, shares in trust for future deliveries under share-based compensation, derivative financial instruments and non-current liabilities, net, for an aggregate amount of $3,863 million, partially offset by proceeds from new debt instruments and issuance of subordinated notes for an amount of $3,067 million.

Year ended December 31, 2024

During the year ended December 31, 2024, excluding the negative foreign currency effect of our balances of cash and cash equivalents generated during the period of $158 million, there was an increase in cash and cash equivalents from continuing operations of $343 million. This increase was the result of our net cash flows provided by operating activities from continuing operations, which, after interest expense and income taxes paid in cash of $1,405 million, amounted to $1,824 million, partially offset by our net cash flows used in investing activities from continuing operations of $228 million and our net cash flows used in financing activities of $1,253 million.

For the year ended December 31, 2024, our net cash flows provided by operating activities included cash flows generated in working capital, excluding income taxes, of $223 million. This amount was primarily comprised of cash flows provided by inventories of $196 million, cash flows provided by trade accounts payable of $159 million, and cash flows provided by trade accounts receivables of $56 million. Thus, the aggregate amount of cash flows provided by operating activities amounted to $411 million. Cash flows provided by operating activities were partially offset by cash flows used in other accounts payable and accrued expenses of $143 million, and cash flows used in other accounts receivable and other assets of $45 million for an aggregate amount of cash flows used in operating activities of $188 million.

During the year ended December 31, 2024, our cash flows provided by operating activities from continuing operations before interest expense and income tax paid of $3,229 million increased by 4% or $121 million, compared to 2023. This increase was mainly the result of net income from continuing operations of $924 million and an increase in cash flows generated in working capital, excluding income taxes, of $31 million in 2024, compared to 2023, which was due to (i) a positive effect in trade accounts payable of $204 million resulting from strong efforts in financing programs and lower payments, (ii) a positive effect in inventories of $128 million resulting from lower levels of pet coke and coal

CEMEX • 2025 20-F REPORT • 197

PART I

inventories as well as a decline on material and spare parts balance, and (iii) an increase in trade accounts receivable of $83 million resulting from a decline in sales during the year and higher collections from 2023 projects in Mexico, partially compensated by a decrease in other accounts payable and accrued expenses of $318 million, which resulted from advanced payments from customers in Mexico, and a decrease in other accounts receivable and other assets of $66 million.

Considering the reasons mentioned above, during the year ended December 31, 2024, the increase in cash and cash equivalents was the result of our net cash flows provided by operating activities from continuing operations after interest and income taxes paid in cash of $1,405 million. During the year ended December 31, 2024, our net cash flows provided by operating activities from continuing operations after interest and income taxes paid in cash, amounted to $1,824 million and was partially offset by (i) our net cash flows used in investing activities from continuing activities of $228 million, which was primarily comprised of purchase of property, machinery and equipment, net and, investment in intangible assets, for an aggregate amount of $1,283 million, also partially offset by disposal (acquisition) of subsidiaries, net, and non-current assets and others, net, for an aggregate amount of $1,055 million; and (ii) our net cash flows used in financing activities of $1,253 million, which include debt repayments, other financial obligations, net, dividends paid, changes in non-controlling interest, coupons on subordinated notes, shares in trust for future deliveries under share-based compensation, derivative financial instruments and non-current liabilities, net, for an aggregate amount of $6,301 million, partially offset by proceeds from new debt instruments for an amount of $5,048 million.

Year ended December 31, 2023

During the year ended December 31, 2023, excluding the negative foreign currency effect of our balances of cash and cash equivalents generated during the period of $116 million, there was an increase in cash and cash equivalents from continuing operations of $168 million. This increase was the result of our net cash flows provided by operating activities from continuing operations, which, after interest expense and income taxes paid in cash of $1,012 million, amounted to $2,096 million, partially offset by our net cash flows used in investing activities from continuing operations of $1,227 million and our net cash flows used in financing activities of $701 million.

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

During the year ended December 31, 2023, the increase in cash and cash equivalents was the result of our net cash flows provided by operating activities from continuing operations after interest and income taxes paid in cash of $1,012 million. Our net cash flows provided by operating activities from continuing operations after interest and income taxes paid in cash, amounted to $2,096 million and was partially offset by (i) our net cash flows used in investing activities from continuing activities of $1,227 million, which was primarily comprised of purchase of property, machinery and equipment, net, investment in intangible assets, and acquisition (disposal) of subsidiaries, net, for an aggregate amount of $1,248 million, also partially offset by non-current assets and others, net, for an amount of $21 million; and (ii) our net cash flows used in financing activities of $701 million, which include debt repayments, other financial obligations, net, changes in non-controlling interest, coupons on subordinated notes, shares in trust for future deliveries under share-based compensation, derivative financial instruments and non-current liabilities, net, for an aggregate amount of $4,631 million, partially offset by proceeds from new debt instruments and issuance of 9.125% Subordinated Notes for an aggregate amount of $3,930 million.

CEMEX • 2025 20-F REPORT • 198

PART I

As of December 31, 2025, we had the following lines of credit, of which the only committed portions refer to the revolving credit facilities under the 2023 Credit Agreement and the Euro Credit Agreement, at annual interest rates ranging between 4.34% and 5.40% depending on the negotiated currency:

	Lines of Credit	Available
	(in millions of Dollars)

Other lines of credit in foreign subsidiaries	$125	$111

Other lines of credit from banks	1,020	1,020

Revolving credit facility(1)	2,352	2,352

	$3,497	$3,483

(1)	Includes the 2023 Credit Agreement and the Euro Credit Agreement.

As of December 31, 2025, we had $2,000 million available in our committed revolving credit tranche under the 2023 Credit Agreement and €300 million available in our committed revolving credit tranche under the Euro Credit Agreement. In connection with other lines of credit from banks, such uncommitted amounts are subject to the lenders’ availability. We expect that this, in addition to our proven capacity to continually refinance and replace short-term obligations, should generally enable us to meet liquidity needs in the next twelve months.

We have in the past (see “Introduction-Presentation of Financial Information,” “Item 3. Key Information,” “Item 5. Operating and Financial Review and Prospects—Results of Operations—Selected Consolidated Financial Information,” “Item 5. Operating and Financial Review and Prospect—Liquidity and Capital Resources—Relevant Transactions Related to Our Indebtedness in 2024”) and may from time to time in the future, subject to restrictions under our debt agreements and instruments, and depending upon market conditions and other factors our senior management deems relevant, refinance or repurchase our debt in privately negotiated or open market transactions, by tender offer or otherwise, at prices and on terms we deem appropriate (which may be at, above or below par), using cash generated from our operating activities or from the proceeds of asset sales or debt or capital transactions.

Capital Expenditures

Our capital expenditures incurred for the years ended December 31, 2024 and 2025 are as follows:

	Actual for the Year Ended December 31,
	2024	2025
	(in millions of Dollars)

Mexico	$315	$236

United States	486	531

Europe	288	269

MEA	80	65

SCA&C	189	128

Others	22	14

Total consolidated	1,380	1,243

Of which:

Expansion capital expenditures	365	419

Base capital expenditure	1,015	824

For the years ended December 31, 2024 and 2025 we recognized $1,380 million and $1,243 million in capital expenditures from our continuing operations, respectively. As of December 31, 2025, in connection with our significant projects, we had capital expenditure commitments of $1,100 million, an amount that is expected to be incurred during

CEMEX • 2025 20-F REPORT • 199

PART I

2026, based on the evolution of the related projects. The capital expenditure plan for 2026 is subject to change based on market and other conditions, and our consolidated results and financial resources.

Our Indebtedness

As of December 31, 2025, our indebtedness as presented in the statement of financial position which does not include $2,000 million aggregate principal amount of Subordinated Notes, amounted to $7,460 million (principal amount $7,486 million, excluding deferred issuance costs) of total debt plus other financial obligations. Of our total debt plus other financial obligations, 29% was current (including current maturities of non-current debt) and 71% was non-current. As of December 31, 2025, 63% of our total debt plus other financial obligations was Dollar-denominated, 17% was Euro-denominated, 3% was Pound Sterling-denominated, 16% was Mexican Peso-denominated, and 1% was denominated in other currencies. See notes 18.1 and 18.2 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

2023 Credit Agreement

On October 29, 2021, Cemex, S.A.B. de C.V. entered into a New York-law credit agreement for up to $3.25 billion to refinance indebtedness and general corporate purposes (the “Original 2021 Credit Agreement”). The Original 2021 Credit Agreement consisted of a five-year amortizing term loan facility of $1,500 million and a five-year revolving facility of $1,750 million. The loans accrued interest at a rate per annum equal to the LIBOR rate plus a margin ranging from 100 basis points to 175 basis points, depending on our leverage ratio.

On June 5, 2023, the Original 2021 Credit Agreement was amended to provide for Secured Overnight Financing Rate (“SOFR”) as the replacement benchmark rate for LIBOR, such that future SOFR-based loans will accrue interest as Term SOFR plus (i) a 0.11448%, 0.26161%, or 0.42826% per annum spread for one, three, and six-month interest periods, respectively and (ii) a margin between 100 and 175 basis points, depending on Cemex’s Consolidated Leverage Ratio (as defined in the Original 2021 Credit Agreement).

On October 30, 2023, Cemex, S.A.B. de C.V. signed and closed an amendment to the Original 2021 Credit Agreement to reduce the term loans by $500 million and increase the revolving commitments by $250 million under the Original 2021 Credit Agreement, and to extend the maturity of the credit agreement to October 2028. $500 million in term loans were prepaid shortly before the 2023 Credit Agreement became effective.

The main terms and conditions of the 2023 Credit Agreement are summarized as follows:

•	final maturity in October 2028;

•	$1 billion in Term Loans (as defined in the 2023 Credit Agreement), amortizing in five equal semi- annual payments starting in October 2026;

•	$2 billion of commitments under a Revolving Facility (as defined in the 2023 Credit Agreement) maturing in October 2028;

•

all loans under the 2023 Credit Agreement bear interest at the same rate, including an applicable margin over the benchmark interest rate of between 100 and 175 basis points for SOFR-based loans (as defined in the 2023 Credit Agreement), depending on Cemex’s Consolidated Leverage Ratio (as defined in the 2023 Credit Agreement), with such margin being subject to positive or negative adjustments in an aggregate amount not to exceed five basis points, based on certain sustainability-linked performance metrics from the prior annual period;

CEMEX • 2025 20-F REPORT • 200

PART I

•	financial covenants consistent with an investment grade capital structure, with a maximum leverage ratio of 3.75x throughout the life of the loan, and a minimum interest coverage ratio of 2.75x; and

•	guaranteed by the Refinancing Guarantors.

The 2023 Credit Agreement is denominated exclusively in Dollars and includes an interest rate margin grid that is about 25 basis points lower on average than that of the Original 2021 Credit Agreement. Furthermore, the 2023 Credit Agreement is issued under the SLFF, which is aligned to the Company’s current “Future in Action” climate action and nature program and its ultimate vision of a carbon-neutral economy. The annual performance in respect of the three metrics referenced in the 2023 Credit Agreement, which are aligned with those provided for in the SLFF, may result in an adjustment of the interest rate margin of up to plus or minus five basis points, in line with other sustainability-linked loans from investment grade rated borrowers.

As of December 31, 2025, we reported an aggregate amount of outstanding debt of $1.0 billion under the 2023 Credit Agreement. As of December 31, 2025, we had $2.0 billion of availability under the committed revolving credit tranche under the 2023 Credit Agreement.

Peso Bilateral Term Loan

On December 20, 2021, Cemex, S.A.B. de C.V. entered into the Peso Bilateral Term Loan for a principal amount of Ps 5,231 million under terms and conditions substantially similar to those of the Original 2021 Credit Agreement.

On December 6, 2023 and December 13, 2023, Cemex, S.A.B. de C.V. signed and closed, respectively, a refinancing of the Peso Bilateral Term Loan to extend its maturity to 2028. As of December 31, 2025, the Peso Bilateral Term Loan provides for a five-year amortizing Ps 6,000 million term loan with an interest rate margin dependent on leverage ratio slightly lower than that applicable prior to the refinancing. Other terms and conditions are substantially similar to those of the 2023 Credit Agreement. Cemex, S.A.B. de C.V.’s obligations are guaranteed by the Refinancing Guarantors. The borrowing under the Peso Bilateral Term Loan is also issued under the SLFF.

As of December 31, 2025, we reported an aggregate amount of outstanding debt of $333 million under the Peso Bilateral Term Loan and we had drawn the entirety of the only term loan. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Financial Obligations.”

Euro Credit Agreement

On October 7, 2022, Cemex, S.A.B. de C.V. entered into a New York-law credit agreement for €500 million for general corporate purposes (including to refinance indebtedness) (the “Original 2022 EUR Credit Agreement”). The Original 2022 EUR Credit Agreement consisted of a 3-year non-amortizing term loan facility, and the loans accrued interest at a rate per annum equal to the EURIBOR rate plus a margin ranging from 115 basis points to 190 basis points, depending on our leverage ratio.

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

CEMEX • 2025 20-F REPORT • 201

PART I

The main terms and conditions of the Euro Credit Agreement are summarized as follows:

•	final maturity of (x) the term loan facility in April 2029 and (y) the revolving facility in April 2028;

•	€450 million in term loans, amortizing in five equal semi-annual payments starting in April 2027;

•	€300 million of commitments under a revolving facility;

•

all loans under the Euro Credit Agreement bear interest at the same rate, including an applicable margin of between 140 and 215 basis points over the benchmark EURIBOR Rate (as defined in the Euro Credit Agreement), depending on Cemex’s Consolidated Leverage Ratio (as defined in the Euro Credit Agreement), with such margin being subject to positive or negative adjustments in an aggregate amount not to exceed five basis points, based on certain sustainability-linked performance metrics from the prior annual period;

•	financial covenants consistent with an investment grade capital structure, with a maximum leverage ratio of 3.75x throughout the life of the loan, and a minimum interest coverage ratio of 2.75x; and

•	guaranteed by the Refinancing Guarantors.

The Euro Credit Agreement is denominated exclusively in Euro and includes an interest rate margin grid that is 25 basis points higher than that of the Original 2022 EUR Credit Agreement. Furthermore, the Euro Credit Agreement is issued under the SLFF. The annual performance in respect of the three metrics referenced in the Euro Credit Agreement, which are aligned with those provided for in the SLFF, may result in an adjustment of the interest rate margin of up to plus or minus five basis points, in line with other sustainability-linked loans from investment grade rated borrowers. As of December 31, 2025, the other terms and conditions of the Euro Credit Agreement were substantially similar to those of the 2023 Credit Agreement.

As of December 31, 2025, we reported an aggregate amount of outstanding debt of $529 million under the Euro Credit Agreement and we had drawn the entirety of the only term loan. As of December 31, 2025, we had $352 million of availability under the committed revolving credit tranche under the Euro Credit Agreement.

If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our financial condition. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Indebtedness and Certain Other Obligations—We have a substantial amount of debt and other financial obligations. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our payment obligations upon their maturity. Our ability to comply with our principal maturities and financial covenants may depend on us implementing certain strategic initiatives, including, but not limited to, making asset sales, and there is no assurance that we will be able to implement any such initiatives or execute such sales, if needed, on terms favorable to us or at all.” Some of our subsidiaries have issued or provided guarantees of certain of our indebtedness, as indicated in the table below.

	The Notes, excluding the CEBURES	2023 Credit Agreement	Euro Credit Agreement	Peso Bilateral Term Loan	CEBURES
	$3,039 million (principal amount $3,048 million)	$987 million (principal amount $1,000 million)	$524 million (principal amount $529 million)	$332 million (principal amount $333 million)	$641 million (principal amount $639 million)

Amount Outstanding as of December 31, 2025(1)

Cemex, S.A.B. de C.V.	✓	✓	✓	✓	✓

Cemex Operaciones México, S.A. de C.V.	✓	✓	✓	✓	✓

Cemex Concretos, S.A. de C.V.	✓	✓	✓	✓	✓

Cemex Corp.	✓	✓	✓	✓	✓

Cemex Innovation Holding Ltd.	✓	✓	✓	✓	✓

(1)	Includes Notes that have been repurchased and are held by Cemex.

CEMEX • 2025 20-F REPORT • 202

PART I

In addition, as of December 31, 2025, several of our other operating subsidiaries were borrowers under debt facilities or debt arrangements aggregating $121 million. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Relevant Transactions Related to Our Indebtedness in 2025.”

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

Relevant Transactions Related to Our Indebtedness in 2025

The following is a description of our most important transactions related to our indebtedness in 2025:

•	On July 21, 2025, we fully redeemed the 7.70% Cemex Materials LLC Dollar Notes due July 2025 for an aggregate amount of $150 million.

For a description of the Credit Agreements and the Notes, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness.”

CEMEX • 2025 20-F REPORT • 203

PART I

Our Other Financial Obligations

Other financial obligations in the consolidated statement of financial position as of December 31, 2024 and 2025 are detailed as follows:

	2024			2025
	Current	Non-current	Total	Current	Non-current	Total
	(in millions of Dollars)

Leases	$269	$902	$1,171	$267	$868	$1,135

Liabilities secured with accounts receivable	658	—	658	681	—	681

	$927	$902	$1,829	$948	$868	$1,816

Leases

We have several operating and administrative assets under lease contracts. We apply the recognition exemption for short-term leases and leases of low-value assets. See notes 15.2 and 18.2 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

Changes in the balance of lease financial liabilities during the years ended December 31, 2023, 2024 and 2025 were as follows:

(in millions of Dollars)	2023	2024	2025

Lease financial liability at beginning of year	$1,176	$1,258	$1,171

Additions from new leases	341	290	192

Reductions from payments	(256)	(296)	(285)

Cancellations and liability remeasurements	(24)	(47)	3

Foreign currency translation and accretion effects	21	(34)	54

Lease financial liability at end of year	$1,258	$1,171	$1,135

As of December 31, 2025, the maturities of non-current lease financial liabilities are as follows:

(in millions of Dollars)	Total

2027	$195

2028	153

2029	118

2030	86

2031 and thereafter	316

868

Total cash outflows for the years ended December 31, 2023, 2024 and 2025 for leases including the interest expense portion as disclosed in note 18.2 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report in 2023, 2024 and 2025 were $331 million, $371 million and $357 million, respectively.

Our Receivables Financing Arrangements

Our subsidiaries in Mexico, the United States, France and the United Kingdom are parties to sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. As of December 31, 2024 and 2025, trade accounts receivable included receivables of $755 million and $799 million, respectively. Under these programs, our subsidiaries effectively do not surrender full control or the majority of risks and rewards associated with

CEMEX • 2025 20-F REPORT • 204

PART I

the trade accounts receivable sold. Therefore, the trade accounts receivable sold were not derecognized from the statement of financial position, and the funded amounts were recognized within the line item “Other financial obligations” and the difference in each year against the trade receivables sold was maintained as reserves. Trade accounts receivable qualifying for sale exclude amounts over a certain number of days past due or concentrations over certain limits to any customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to $97 million and $118 million as of December 31, 2024 and 2025, respectively. Therefore, the funded amount to us was $658 million and $681 million as of December 31, 2024 and 2025, respectively.

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

On March 14, 2023, we issued $1.0 billion aggregate principal amount of the 9.125% Subordinated Notes with no fixed maturity and subordinated to all senior obligations, and senior only to equity, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. After issuance costs, we received $992 million. The 9.125% Subordinated Notes are aligned with the GFF and the net proceeds obtained in the issuance should be applied to finance or refinance, in whole or in part, one or more new or existing Eligible Green Projects (“EGPs”) under its use-of-proceeds GFF. EGPs include those related to pollution prevention and control, renewable energy, energy efficiency, clean transportation, sustainable water and wastewater management, and eco- efficient and/or circular economy adapted products, production technologies and processes. On April 10, 2025, we fully redeemed the outstanding $1.0 billion aggregate principal amount of the 9.125% Subordinated Notes.

On June 10, 2025, we issued $1.0 billion aggregate principal amount of the 7.200% Subordinated Notes with no fixed maturity and subordinated to all senior obligations, and senior only to equity, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. After issuance costs, we received $989 million. The net proceeds obtained will be used for general corporate purposes, including to repay debt or other financial obligations.

Under the Subordinated Notes, which do not have a maturity or repayment date or mandatory redemption date, interest may be deferred indefinitely at the sole discretion of Cemex, S.A.B. de C.V. In addition, the Subordinated Notes: (i) are not redeemable at the option of the holders of the Subordinated Notes, (ii) do not have the benefit of standard debt covenants, and (iii) do not include an event of default relating to a payment or covenant default with respect to any indebtedness of Cemex. Moreover, Cemex, S.A.B. de C.V. is in control of the instances that may lead to the repayment of the Subordinated Notes, including Cemex’s repurchase option on the fifth anniversary of each issuance, specific redemption events as well as those under a reorganization event under the applicable laws. In the hypothetical event of liquidation of the Cemex, S.A.B. de C.V., the holders of the Subordinated Notes would have a claim on any residual net assets available after all liabilities have been settled; therefore, the holders of the Subordinated Notes have no guarantee of collecting the principal amounts of the Subordinated Notes or any deferred accrued interest, if any.

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

CEMEX • 2025 20-F REPORT • 205

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

See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Financial Obligations. As of the date of this annual report, we are not undergoing insolvency proceedings (concurso mercantil) under Mexican law, nor are we in any of the circumstances set forth in articles 9 and 10 of the Mexican Commercial Insolvency Law (Ley de Concursos Mercantiles).

Coupon payments on the Subordinated Notes for the years ended December 31, 2023, 2024 and 2025 were included within “Other equity reserves” and amounted to $120 million, $143 million and $127 million, respectively.

Stock Repurchase Program

Under Mexican law, Cemex, S.A.B. de C.V.’s shareholders are the only ones authorized to approve the maximum amount of resources that can be allocated to the stock repurchase program at any AGM. Unless otherwise instructed by Cemex, S.A.B. de C.V.’s shareholders, we are not required to purchase any minimum number of shares or securities representing such shares pursuant to any such program.

In connection with Cemex, S.A.B. de C.V.’s AGMs held on March 23, 2023, March 22, 2024 and March 25, 2025 proposals were approved to set the amount of $500 million or its equivalent in Mexican Pesos, each year and until the next AGM, respectively, as the maximum amount of resources that Cemex, S.A.B. de C.V. can use to repurchase its own shares or securities that represent such shares. Cemex, S.A.B. de C.V.’s Board of Directors approved the policy and procedures for the operation of any stock repurchase program, and is authorized to determine the basis on which the repurchase and placement of such shares is made, appoint the persons who will be authorized to make the decision of repurchasing or reoffering such shares and appoint the persons responsible to make the transaction and furnish the corresponding notices to authorities. The Board of Directors of Cemex, S.A.B. de C.V. and/or attorneys-in-fact or delegates designated in turn, or the persons responsible for such transactions, will determine, in each case, if the repurchase is made with a charge to stockholders’ equity as long as the shares belong to Cemex, S.A.B. de C.V. or with a charge to share capital if it is resolved to convert the shares into non-subscribed shares to be held in treasury. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings.” We remain subject to certain restrictions regarding the repurchase of shares of our capital stock under the Credit Agreements and the indentures governing the outstanding Notes.

During the year ended December 31, 2023, we did not use the repurchase programs authorized at Cemex, S.A.B. de C.V.’s AGMs held on March 24, 2022 and March 23, 2023. As a result, given that no repurchases of CPOs took place during the year ended December 31, 2023, Cemex, S.A.B. de C.V.’s AGM held on March 22, 2024 did not include on its agenda the cancellation of shares repurchased by Cemex, S.A.B. de C.V. Similarly, in 2024, we did not utilize the repurchase programs authorized at Cemex, S.A.B. de C.V.’s AGMs held on March 23, 2023 and March 22, 2024.

CEMEX • 2025 20-F REPORT • 206

PART I

Consequently, the agenda for Cemex, S.A.B. de C.V.’s AGM held on March 25, 2025 did not include the cancellation of shares repurchased by Cemex, S.A.B. de C.V. In 2025, we did not utilize the repurchase programs authorized at Cemex, S.A.B. de C.V.’s AGMs held on March 22, 2024 and March 25, 2025. For more information, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to our Stock Repurchase Program.”

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

Cemex’s interaction and engagement with customers is growing and evolving through the exploration of novel interaction methodologies. Cemex’s R&D continues to develop and evolve in the area of customer centricity, but with complementary emphases on digitalization, development of digital-based business models, socio-urban dynamics, processes and technologies to mitigate CO2, and evaluating, adopting and proposing methodologies to engage specific types of customers who are the key decision makers in the very early stages of a construction project. Such methodologies are defining innovative approaches to involve and expose existing, potential, and future customers (e.g., Engineering & Architectural students) to our value-added products (e.g., Resilia, Insularis, Promptis, Hidratium, Pervia, Evolution, Neogem, D.fab) and construction solutions. In other words, we aspire to create a unique customer experience in which the customer can see, touch, interact and even stimulate the modification of our technologies.

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

CEMEX • 2025 20-F REPORT • 207

PART I

primary resource to meet the world’s continual growth in energy demand. Global products/brands have been conceptualized and engineered to positively impact the jobsite safety, promote efficient construction practices, sensibly preserve natural resources vital to life, lower carbon footprint, and improve the quality of life in rapidly transforming cities.

Underlying Cemex’s R&D philosophy is a growing culture of global collaboration and coordination, where the innovation team identifies and promotes novel collaboration practices and mobilizes its adoption within Cemex. Getting closer and understanding our customers is a fundamental transformation within Cemex, and consequently the Commercial & Logistics area is carrying out research initiatives to better attend the needs of customers as well as identify key changes in our supply chain management that should enable us to bring products, solutions and services to our customers in the most cost-effective and efficient manner, using what we believe to be the best available technologies to design a new standard in digital commercial models. As of December 31, 2025, Cemex Global R&D and Global Operations & Technology actively participates in several research projects (LEILAC, DRIVE, PanDORA, Cryo Pur, RTI/SLB, Carbon Biocapture, Carbon NanoTubes, Waste-to-Energy), funded by the EU under the H2020, CETP, and DOE programs, as applicable, to develop new technologies aimed at reducing Cemex’s carbon footprint in Europe and other countries in which Cemex operates.

There are 13 laboratories supporting Cemex’s R&D efforts under a collaborative network. The laboratories are strategically located in close proximity to our plants and assist the operating subsidiaries with troubleshooting, optimization techniques and quality assurance methods. The laboratories located in Switzerland and Mexico are continually improving and consolidating our research and development efforts in the areas of cement, concrete, aggregates, admixtures, mortar and asphalt technology, sustainability, and energy management. In addition, Cemex Global R&D actively generates and registers patents and pending applications in many of the countries in which Cemex operates. Patents and trade secrets are managed strategically to achieve important technology lock-ins associated with Cemex technology.

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

R&D activities comprise part of the daily routine of the aforementioned departments and divisions. Therefore, the costs associated with such activities are expensed as incurred. In 2023, 2024 and 2025, total combined expenses of these departments recognized within administrative expenses were $55 million, $59 million and $54 million, respectively. We capitalize the costs incurred in the development of software for internal use which are amortized in operating results over the estimated useful life of the software, which is approximately five years. Capitalized direct costs incurred in the development stage of internal-use software, such as professional fees, direct labor and related travel expenses amounted to $148 million in 2023, $188 million in 2024 and $163 million in 2025. See notes 6 and 16.1 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and

CEMEX • 2025 20-F REPORT • 208

PART I

adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

Summary of Material Contractual Obligations and Commercial Commitments

For additional information see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Business and Operations—Divestment of a Portion of our Operations in Colombia.”

2023 Credit Agreement

On October 29, 2021, Cemex, S.A.B. de C.V. entered into the Original 2021 Credit Agreement for up to $3.25 billion to refinance indebtedness and general corporate purposes, which closed on November 8, 2021. On June 5, 2023, the Original 2021 Credit Agreement was amended to provide for SOFR as the replacement benchmark rate for LIBOR. On October 30, 2023, the Original 2021 Credit Agreement was further amended to refinance a portion of the Term Loans (as defined in the Original 2021 Credit Agreement) and Revolving Commitments (as defined in the Original 2021 Credit Agreement), and to extend the maturity of the credit agreement to October 2028. The 2023 Credit Agreement consists of a $1 billion five-year term loan facility amortizing in five equal semiannual payments starting in October 2026 and a $2 billion five-year committed revolving credit facility. The 2023 Credit Agreement has financial covenants consistent with an investment grade capital structure, with a maximum leverage ratio of 3.75x throughout the life of the facility, and a minimum interest coverage ratio of 2.75x. The 2023 Credit Agreement is denominated exclusively in Dollars and is the first debt to be issued under our latest updated SLFF, which is aligned to Cemex’s current “Future in Action” climate action and nature program and its ultimate vision of a carbon-neutral economy. The annual performance in respect of the three metrics referenced in the 2023 Credit Agreement, which are aligned with those provided for in the SLFF, may result in an adjustment of the interest rate margin of up to plus or minus five basis points, in line with other sustainability-linked loans from investment grade rated borrowers. Cemex, S.A.B. de C.V.’s obligations under the 2023 Credit Agreement are guaranteed by the Refinancing Guarantors.

As of December 31, 2025, we reported an aggregate principal amount of outstanding debt of $1,000 million under the 2023 Credit Agreement. As of December 31, 2025, the Term Loans under the 2023 Credit Agreement had an amortization profile of $200 million in semi-annual principal payments (as such payments may be reduced as a result of prepayments) commencing in October 2026, plus any applicable interest, in accordance with the 2023 Credit Agreement. For a discussion of restrictions and covenants under the 2023 Credit Agreement, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness.”

Peso Bilateral Term Loan

On December 20, 2021, Cemex, S.A.B. de C.V. entered into the Peso Bilateral Term Loan for a principal amount of Ps 5,231 million under terms and conditions substantially similar to those of the Original 2021 Credit Agreement. On December 6, 2023 we signed, and on December 13, 2023 we successfully closed, the refinancing of the Peso Bilateral Term Loan, extending the maturity to 2028. As of December 31, 2025, the credit facility consists of an Ps 6.0 billion five-year amortizing term loan, which represents an increase of Ps 769 million from the original amount of the loan. The term loan, denominated in Mexican Pesos, has an interest rate margin dependent on leverage ratio slightly lower than that applicable prior to the refinancing. Other terms and conditions are substantially similar to those of the 2023 Credit Agreement. Cemex, S.A.B. de C.V.’s obligations are guaranteed by the Refinancing Guarantors. The borrowing under the Peso Bilateral Term Loan is also issued under the SLFF.

As of December 31, 2025, the Peso Bilateral Term Loan represented an amount of $333 million.

CEMEX • 2025 20-F REPORT • 209

PART I

For a discussion of restrictions and covenants under the Peso Bilateral Term Loan, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Indebtedness and Certain Other Obligations—The Credit Agreements, the indentures governing our outstanding Notes, and our other debt agreements and/or instruments contain several restrictions and covenants. Our failure to comply with such restrictions and covenants or any inability to capitalize on business opportunities or refinance our debt resulting from them could have a material adverse effect on our business and financial conditions” and “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Financial Obligations—Peso Bilateral Term Loan repayment.”

Euro Credit Agreement

On October 7, 2022, Cemex, S.A.B. de C.V. entered into and closed the Original 2022 EUR Credit Agreement for €500 million for general corporate purposes (including to refinance indebtedness). On April 11, 2024, the Original 2022 EUR Credit Agreement was amended to prepay a portion of the outstanding term loans thereunder, refinance the remainder of such term loans, provide new revolving commitments (with a final maturity of April 2028), and to extend the final maturity of the term loans under the amended credit agreement to April 2029. The Euro Credit Agreement consists of a €450 million five-year term loan facility amortizing in five equal-semi annual payments starting in April 2027 and a €300 million four-year committed revolving credit facility. The Euro Credit Agreement has financial covenants consistent with an investment grade capital structure, with a maximum leverage ratio of 3.75x throughout the life of the facility, and a minimum interest coverage ratio of 2.75x. The Euro Credit Agreement is denominated exclusively in Euros and includes an interest rate margin grid that is 25 basis points higher than that of the Original 2022 EUR Credit Agreement. Furthermore, the Euro Credit Agreement is issued under the SLFF. The annual performance in respect of the three metrics referenced in the Euro Credit Agreement, which are aligned with those provided for in the SLFF, may result in an adjustment of the interest rate margin of up to plus or minus five basis points, in line with other sustainability-linked loans from investment grade rated borrowers. Cemex, S.A.B. de C.V.’s obligations under the Euro Credit Agreement are guaranteed by the Refinancing Guarantors. As of December 31, 2025 we had drawn the entirety of the term loan under the Euro Credit Agreement for €450 million and had full availability under the €300 million revolving facility for the Euro Credit Agreement.

As of December 31, 2025, we reported an aggregate amount of outstanding debt of $529 million under the Euro Credit Agreement. For a discussion of restrictions and covenants under the Euro Credit Agreement, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Indebtedness and Certain Other Obligations—The Credit Agreements,” the indentures governing our outstanding Notes, and our other debt agreements and/or instruments contain several restrictions and covenants. Our failure to comply with such restrictions and covenants or any inability to capitalize on business opportunities or refinance our debt resulting from them could have a material adverse effect on our business and financial conditions.”

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

March 2026 Euro Notes. On March 19, 2019, Cemex, S.A.B. de C.V. issued €400 million aggregate principal amount of its March 2026 Euro Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The Refinancing Guarantors fully and unconditionally guarantee the performance of all obligations of Cemex, S.A.B. de C.V. under the March 2026 Euro Notes. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Financial Obligations.”

CEMEX • 2025 20-F REPORT • 210

PART I

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

On November 8, 2021, concurrently with funding under the Original 2021 Credit Agreement and in accordance with indentures that governed our then outstanding senior secured notes, Cemex entered into supplemental indentures to add COM and CIH as new guarantors to each of the Notes. Cemex Corp. and Cemex Concretos were already guarantors of the Notes. Also, concurrently with funding under the Original 2021 Credit Agreement and the full repayment of previous agreements, the provisions contained in the indentures governing the Notes that provide that any guarantor of the Notes shall be released of its guarantee obligations with debt not guaranteed by the guarantor were triggered. As a result, both the Credit Agreements and the Notes are now guaranteed exclusively by the Refinancing Guarantors. The original note guarantors that are no longer guaranteeing the Notes are Cemex España, Cemex Asia B.V., Cemex Finance LLC, Cemex Africa & Middle East Investments B.V., Cemex France Gestion (S.A.S.), Cemex Research Group AG and Cemex UK.

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

CEMEX • 2025 20-F REPORT • 211

PART I

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

As of December 31, 2025, the aggregate principal amount outstanding under the CEBURES was Ps 11,500 million.

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

9.125% Subordinated Notes. On March 14, 2023, Cemex, S.A.B. de C.V. issued $1.0 billion aggregate principal amount of the 9.125% Subordinated Notes with no fixed maturity and subordinated to all senior obligations, and senior only to equity, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The 9.125% Subordinated Notes were issued under the GFF. On April 10, 2025, we fully redeemed the outstanding $1.0 billion aggregate principal amount of our 9.125% Subordinated Notes.

7.200% Subordinated Notes. On June 10, 2025, we issued $1.0 billion aggregate principal amount of the 7.200% Subordinated Notes with no fixed maturity and subordinated to all senior obligations, and senior only to equity, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act.

As of the date of this annual report, we are in compliance with our payment obligations under the Credit Agreements, the Notes and the Subordinated Notes.

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

CEMEX • 2025 20-F REPORT • 212

PART I

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

In August 2021, we entered into new agreements with three service providers in the fields of data processing services (back office) in finance, accounting and human resources; as well as IT infrastructure services, support and maintenance of IT applications in the countries in which we operate, for a tenure of five to seven years at an average annual cost of approximately $60 million. The services provided under these agreements replaced the services provided under the IBM 2012 MPSA which expired in September 2022.

On October 25, 2022, we entered into a five-year agreement with Neoris for the acquisition of information technology solutions and services for an annual amount of at least $55 million.

With the intention of hedging a portion of our expected deficit of EUAs, in March 2024, we established a program to enter into physically settled forward purchase commitments for the acquisition of EUAs for our own use (the “EUAs Forward Program”). As of December 31, 2025, the EUAs Forward Program is comprised of 2.1 million EUAs for the years 2029 to 2035 for a total aggregate amount of $220 million.

As of December 31, 2025, we did not depend on any single one of our suppliers of goods or services to conduct our business.

Cash Requirements

As of December 31, 2025, we had material cash requirements as set forth in the table below.

	As of December 31, 2025
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Dollars)

Non-current debt	1,191	1,271	2,076	1,131	5,669

Leases(1)	308	384	247	555	1,494

Total debt and other financial obligations	1,499	1,655	2,323	1,686	7,163

Interest payments on debt(2)	238	384	293	44	959

Pension plans and other benefits(3)	148	270	272	678	1,368

Acquisition of property, plant and equipment	147	7	—	—	154

Purchases of services, raw material, fuel and energy(4)	562	617	404	398	1,981

Total cash requirements	2,594	2,933	3,292	2,806	11,625

(1)

These amounts represent nominal cash flows. As of December 31, 2025, the present value of future payments was $1,135 million, with $348 million due in one to three years and $204 million due in three to five years. See note 25.1 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

(2)	Estimated cash flows for floating rate debt were calculated using the interest rates in effect as of December 31, 2025.

(3)	These figures represents estimated annual payments under these benefits. See note 20 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

(4)

Future payments for raw materials, services, fuel, energy and carbon allowances are based on contractual nominal cash flows. Estimates reflect aggregate average expected annual consumption under these commitments.

As of December 31, 2023, 2024 and 2025, in connection with the commitments for the purchase of fuel and energy included in the table above, a description of the most significant contracts is as follows:

On October 24, 2018, we entered into two fixed-for-floating energy financial hedge agreements in Mexico, for a period of 20 years with the solar power plants Tuli Energía, starting in December 2019, and Helios Generación, starting in April 2020.

CEMEX • 2025 20-F REPORT • 213

PART I

Pursuant to these agreements, we fixed the megawatt-hour (“MWh”) cost (which increases at a fixed annual rate) over an electric energy volume of 400 thousand MWh per year and the differential between the agreed price and the market price is settled monthly. We consider these agreements to be a hedge for a portion of our aggregate consumption of electric energy in Mexico and recognize the result of the exchange of price differentials described previously in the statement of operations as a part of the costs of energy. During the year ended December 31, 2025, we paid $0.2 million as a result of these hedges. We do not record these agreements at fair value because there is not a deep market for electric power in Mexico that would effectively allow for their valuation.

In connection with the Ventikas, located in the Mexican state of Nuevo León with a combined generation capacity of 252 MW, we agreed to acquire a portion of the energy generated by Ventikas for our overall electricity needs in Mexico for a period of 20 years, which began in April 2016. As of December 31, 2025, we expect the estimated annual cost of this agreement to be $44 million in 2026 and $52 million in 2027, assuming energy generation is at full capacity.

Beginning in 2010, for our overall electricity needs in Mexico, we reached an agreement with the EURUS Wind Farm (“EURUS”) for the purchase of the electric energy generated for a period of no less than 20 years. EURUS is a wind farm with an installed capacity of 250 MW operated by ACCIONA in the Mexican state of Oaxaca. The annual cost of this agreement is $88 million assuming that we receive all our energy allocation. Energy supply from wind sources is variable in nature and final amounts can be determined only based on energy ultimately received at the agreed prices per unit.

We maintain a commitment initiated in April 2004 to purchase the energy generated by Termoeléctrica del Golfo (“TEG”) until September 2027 for our overall electricity needs in Mexico. The annual cost of this agreement is $72 million assuming we receive all our energy allocation.

In connection with the above, we also committed to supply TEG and Termoeléctrica Peñoles, S. de R.L. de C.V., another third-party electrical energy generating plant adjacent to TEG, all fuel necessary for their operations until the year 2027, equivalent to between 0.2 and 0.3 million tons of pet coke per year. We cover our commitments under these agreements by acquiring the aforementioned volume of fuel from sources in the international markets and Mexico.

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

CEMEX • 2025 20-F REPORT • 214

PART I

Quantitative and Qualitative Market Disclosure

Our Derivative Financial Instruments

In the ordinary course of business, we are exposed to credit risk, interest rate risk, foreign exchange risk, equity risk, commodities risk and liquidity risk, considering the guidelines set forth by Cemex, S.A.B. de C.V.’s Board of Directors, which represent our risk management framework and are supervised by several of our Committees. Our management establishes specific policies that determine strategies focused on obtaining natural hedges or risk diversification to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which we incur our debt with those in which we generate our cash flows. As of December 31, 2024 and 2025, these strategies were sometimes complemented by the use of derivative financial instruments. See notes 18.4 and 18.5 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

During the reported periods, in compliance with the guidelines established by our risk management committee, the restrictions set forth by our debt agreements and our hedging strategy, we held derivative instruments, with the objectives of, as the case may be: (a) changing the risk profile or fixing the price of fuels; (b) foreign exchange hedging; (c) hedge of forecasted transactions; (d) changing the risk of changes in market interest rates; and (e) other corporate purposes. See note 18.4 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2024 and 2025 the notional amounts and fair values of our derivative instruments were as follows:

	At December 31, 2024		At December 31, 2025
	Notional Amount	Estimated Fair value	Notional Amount	Estimated Fair value	Maturity Date
	(in millions of Dollars)

Financial derivative instruments hedging the net investment	$713	$63	$1,817	$(94)	Mar 2031

Cross currency swaps	658	(100)	658	(1)	Oct 2030

Interest rate swaps	600	14	705	2	Feb 2030

Fuel price hedging	356	6	247	3	Dec 2027

Foreign exchange options	650	41	—	—	—

	$2,977	$24	$3,427	$(90)

Our Financial Derivative Instruments Hedging the Net Investment. As of December 31, 2024 and 2025, there are Dollar/Peso foreign exchange forward contracts for notional amounts of $492 million, in both years. We have designated this program as a hedge for our net investment in Pesos, pursuant to which changes in the fair market value of these instruments are recognized as part of other equity reserves. For the years ended December 31, 2023, 2024 and 2025, these contracts generated losses of $172 million, gains of $86 million and losses of $105 million, respectively, which partially offset currency translation effects in each year recognized in equity generated from our net assets denominated in Pesos.

In addition, as of December 31, 2024 and 2025, as part of our Peso net investment hedge strategy, there are additional Dollar/Peso capped forwards, structured with option contracts, for a notional amount of $221 million and $784 million, respectively. Changes in the fair market value of such capped forward contracts are also recognized as part of other equity reserves. For the years 2023, 2024 and 2025, these contracts generated losses of $54 million, gains of $43 million and losses of $65 million, respectively, which partially offset currency translation effects recognized in equity generated from our net assets denominated in Pesos.

Moreover, as of December 31, 2025, we held cross-currency swap and forward starting cross currency swaps contracts for a notional amount of $541 million. We designated this program as a hedge for our net investment in

CEMEX • 2025 20-F REPORT • 215

PART I

Euros. In addition, changes in fair value of these contracts related to the interest rate are initially recognized as part of other equity reserves, and are subsequently allocated through financial expense, as interest expense on the related loans is accrued in the income statements. For the year 2025, changes in the fair value of these contracts generated losses of $20 million recognized in other equity reserves.

Our Cross Currency Swaps. As of December 31, 2024 and 2025, we held cross-currency swap contracts for a notional amount of $658 million in both years, in connection with the CEBURES as described in note 18.1 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report, these contracts were designated as cash flow hedges to modify the rate and currency risk profile of the Long-Term Notes 1 and Long-Term Notes 2 from Peso to Dollar. For the years 2023, 2024 and 2025, changes in fair value of these contracts resulted in gains of $23 million, losses of $123 million and gains of $89 million, respectively, which were recognized in other comprehensive income.

Our Interest Rate Swaps. As of December 31, 2024 and 2025, we held interest rate swaps for a notional amount of $600 million and $705 million, respectively, and fair value assets of $14 million in 2024 and $2 million in 2025. For the years ended December 31, 2023, 2024 and 2025, changes in the fair value of these contracts generated losses of $9 million, $16 million, and $13 million, which were recognized in other comprehensive income.

Our Fuel Price Hedging Derivatives. As of December 31, 2024 and 2025, we maintained financial derivative contracts negotiated to hedge the price of certain fuels in several operations, for aggregate notional amounts of $134 million and $120 million. We have designated these contracts as cash flow hedges of forecast transactions. For the years ended December 31, 2023, 2024 and 2025 changes in fair value of these contracts recognized in other equity reserves represented losses of $6 million each year. In addition, as of December 31, 2024 and 2025, we held Brent oil and coal call spreads with a notional of $222 million and $128 million, respectively. Changes in the fair value of these contracts are recognized directly in the income statements as part of “Financial income and other items, net” which resulted in losses of $1 million in 2023, losses of $17 million and $9 million in 2024 and 2025, respectively.

Foreign Exchange Options. As of December 31, 2024, we held Dollar/Peso call spread option contracts for a notional amount of $650 million. Such contracts were settled during 2025.

See note 18.4 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

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

As with any derivative financial instrument, we assume the creditworthiness risk of the counterparty, including the risk that the counterparty may not honor its obligations to us. Before entering into any derivative financial instrument, we evaluate, by reviewing credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, we cannot assure that risk of non-compliance with the obligations agreed to with such counterparties will always be minimal. See notes 18.4 and 18.5 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

CEMEX • 2025 20-F REPORT • 216

PART I

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

Interest Rate Risk, Foreign Currency Risk, and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate non-current foreign currency-denominated debt as of December 31, 2025. Average floating interest rates are calculated based on forward rates in the yield curve as of December 31, 2025. Future cash flows represent contractual principal payments. The fair value of our floating rate non-current debt is determined by discounting future cash flows using borrowing rates available to us as of December 31, 2025 and is summarized as follows:

	Expected maturity dates as of December 31, 2025
Non-current debt(1)	2026	2027	2028	2029	After 2030	Total	Fair Value
	(in millions of Dollars, except percentages)

Variable rate	$505	$370	$372	$129	$8	$1,384	$1,384

Average interest rate	7.2%	3.8%	3.8%	3.9%	6.2%

Fixed rate	682	258	256	752	2,312	4,261	4,280

Average interest rate	3.5%	4.4%	4.3%	5.4%	4.8%

(1)

The information above includes the current maturities of the non-current debt. Total non-current debt as of December 31, 2025 does not include our other financial obligations and the Subordinated Notes for an aggregate amount of $3,816 million issued by consolidated entities. See notes 18.2 and 22.2 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2025, we were subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of December 31, 2023, 26% of our long-term debt bore floating rates at a weighted average interest rate of SOFR plus 95 basis points. As of December 31, 2024, 24% of our long-term debt bore floating rates at a weighted average interest rate of SOFR plus 95 basis points. As of December 31, 2025, 20% of our long-term debt bore floating rates at a weighted average interest rate of SOFR plus 98 basis points. As of December 31, 2023, 2024 and 2025, if interest rates at that date had been 0.5% higher, with all other variables held constant, our net income for 2023, 2024 and 2025 would have been reduced by $14 million, $14 million and $10 million, respectively, as a result of higher interest expense on variable-rate denominated debt. However, this analysis does not include the interest rate swaps held by us during 2023, 2024 and 2025. See notes 18.4 and 18.5 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

Foreign Currency Risk. Due to our geographic diversification, our revenues and costs are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations between the Dollar and the other currencies in which we operate. For the year ended December 31, 2025, 27% of our external revenues were generated in Mexico, 31% in the United States, 24% in Europe, 8% in the MEA, 7% in SCA&C and 3% in other activities.

As of December 31, 2024 and 2025, excluding from the sensitivity analysis the impact of translating the net assets of foreign operations into our reporting currency and considering a hypothetical 10% strengthening of the Dollar against the Mexican Peso, with all other variables held constant, our net income for 2024 and 2025 would have decreased by $183 million and $42 million, respectively, due to higher foreign exchange losses on our Dollar-denominated net monetary liabilities in consolidated entities with different functional currencies.

CEMEX • 2025 20-F REPORT • 217

PART I

As of December 31, 2025, 63% of our total debt plus other financial obligations was Dollar-denominated, 17% was Euro-denominated, 16% was Mexican Peso-denominated, and 4% was denominated in other currencies. This creates foreign currency exposure, primarily due to Dollar-denominated debt compared to the various currencies in which our revenues are earned. We cannot guarantee that we will generate sufficient revenues in Dollars from our operations to service these obligations.

In addition, considering that Cemex, S.A.B. de C.V.’s functional currency for all assets, liabilities and transactions associated with its financial and holding company activities is the Dollar, there is foreign currency risk associated with the translation of subsidiaries’ net assets denominated in different currencies (Mexican Peso, Euro, Pound Sterling and other currencies) into Dollars. When the Dollar appreciates, the value of Cemex, S.A.B. de C.V.’s net assets denominated in other currencies decreases in terms of Dollars, generating negative foreign currency translation and reducing stockholders’ equity. Conversely, when the Dollar depreciates, the value of Cemex, S.A.B. de C.V.’s net assets denominated in other currencies would increase in terms of Dollars generating the opposite effect. As mentioned above in our derivative financial instruments section, we have implemented a Dollar/Peso foreign exchange forward contract program to hedge foreign currency translation in connection with our net assets denominated in Mexican Pesos. See notes 3.3 and 18.4 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

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

As of December 31, 2025, current liabilities, which included $2,135 million of current debt and other financial obligations, exceeded current assets by $1,250 million. Our management has adopted an operating strategy that maintains a negative working capital balance. For the year ended December 31, 2025, we generated net cash flows provided by operating activities of $1,975 million. In addition, as of December 31, 2025, we had committed lines of credit under the revolving credit facilities of the 2023 Credit Agreement and the Euro Credit Agreement totaling $2,352 million, had $1,020 million under other uncommitted lines of credit subject to the lenders’ availability and $111 million under other lines of credit in foreign subsidiaries. See notes 18.1, 18.2, 18.5, and 25.1 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

Investments, Acquisitions, and Divestitures

The transactions described below represent our principal investments, acquisitions, and divestitures completed during the years ended December 31, 2023, 2024 and 2025.

Investments and Acquisitions

On October 6, 2025, we announced that we increased our holdings to a majority stake in Couch, by an additional 30%, for a price of $34 million, expanding our investment in Couch from 49% to 79%. Couch is a sand and gravel supplier across the southeastern United States that operates seven sand and gravel pits and five marine terminals. During the year ended December 31, 2025, we determined goodwill for this transaction for $25 million.

CEMEX • 2025 20-F REPORT • 218

PART I

On September 3, 2024, we announced that we acquired a 51% controlling interest in a Berlin-based recycling company from the Heim Group in Germany for a price of $4 million. This company processes mineral construction, demolition, excavation materials and operates one plant to store biogenic CO2 in recycled mineral waste.

During 2023, we completed the acquisition of various business and controlling interest acquisitions, primarily in the aggregates, mortars, maritime operations, adhesives, and construction demolition and excavation waste recycling sectors, for a total consideration of $101 million. We determined goodwill for these transactions for $6 million.

On February 3, 2023, the Colombian Financial Superintendency (Superintendencia Financiera de Colombia) authorized Cemex España to commence the Delisting CLH Offer to acquire a minimum of one ordinary share and a maximum of 26,281,913 ordinary shares of CLH. The period to tender CLH shares under the Delisting CLH Offer concluded on February 28, 2023, with the final results of the Delisting CLH Offer being confirmed on March 3, 2023. As a result of the Delisting CLH Offer, we acquired 23,232,946 ordinary shares of CLH, increasing our interest to 99.46% of CLH (excluding shares owned by CLH) and delisted CLH’s shares from the Colombian Stock Exchange (Bolsa de Valores de Colombia). The registry of CLH’s shares in the National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) was canceled thereafter. The total consideration that we paid as a result of the acquisition of the validly tendered shares amounted to 4,735 Colombian Pesos per share, totaling 110,007,999,310 Colombian Pesos ($29 million as of December 31, 2023, based on an exchange rate of 3,757.08 Colombian Pesos to $1.00).

On January 25, 2023, in Manila, Philippines, CASEC filed a Tender Offer Report on Form 19-1 with the Securities and Exchange Commission of the Philippines and the Philippine Stock Exchange, pursuant to Rule 19 of the Securities Regulation Code of the Philippines, in connection with its intention to conduct the CHP Tender Offer to acquire a minimum of one and a maximum of 1,614,000,000 common shares of CHP. The tender offer period commenced on February 16, 2023 and lasted for a period of 20 business days, ending on March 16, 2023. Payment of the net proceeds of the validly tendered shares took place on March 30, 2023. As part of the CHP Tender Offer, CASEC acquired 1,614,000,000 common shares of CHP, resulting in CASEC owning 89.86% of the outstanding common shares of CHP. In the CHP Tender Offer, CASEC paid 1.30 Philippine Pesos per share, an equivalent of 2,098.20 million Philippine Pesos ($36 million as of December 31, 2023, based on an exchange rate of 58.822 Philippine Pesos to $1.00) for all the acquired shares. In December 2024, we sold our operations in the Philippines. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Significant Transactions” and “Item 5. Operating and Financial Review and Prospects—Results of Operations—Discontinued Operations” for more information.

Divestitures

During the years ended December 31, 2023, 2024 and 2025, we made divestitures of $106 million, $1,188 million and $1,179 million, respectively (which included fixed assets of $106 million, $90 million and $104 million, respectively).

On October 6, 2025, we concluded the sale of substantially all our operations and the majority of our assets in Panama to Grupo Estrella for a total consideration of $200 million, subject to final adjustments. The divested assets mainly consist of one cement plant in Calzada Larga, Chilibre, which, as of December 31, 2024, had an installed cement capacity of around 1.2 million metric tons per year, and related cement, ready-mix concrete, aggregates assets, and rights to acquire additional reserves from operations in Panama. For the years ended December 31, 2023 and 2024 and for the period from January 1 to October 6, 2025, our operations in Panama are reported in our income statements, net of income tax, in the single line item “Discontinued operations,” including in 2025 a loss on sale of $63 million and a goodwill cancellation of $24 million.

On January 30, 2025, we completed the sale of our operations in the Dominican Republic to Progreso and its strategic partners for a total consideration of $928 million, after adjustments for final cash, debt, and working capital

CEMEX • 2025 20-F REPORT • 219

PART I

balances. The divested assets mainly consist of one cement plant in the Dominican Republic consisting of two integrated production lines and related cement, concrete and aggregates assets; marine terminals and a commercialization business to Haiti. For the years ended December 31, 2023 and 2024 and for the period from January 1 to January 30, 2025, our operations in the Dominican Republic are reported in our income statements, net of income tax, in the single line item “Discontinued operations,” including in 2025 a gain on sale of $551 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of sale and goodwill cancellation of $13 million.

On December 2, 2024, we closed the sale of our operations in the Philippines through separate agreements executed on April 25, 2024 with DACON Corporation, DMCI Holdings, Inc. and Semirara Mining & Power Corporation, for a total consideration related to our controlling interest of $798 million. In particular, (i) Cemex Asia divested a 100% equity interest in CASEC, (ii) one of the buyers acquired a 100% interest in ALQC, of which 40% of the purchase price corresponded to Cemex Asia for its indirect equity interest in ALQC; and (iii) one of the buyers acquired a 100% interest in IQAC, of which 40% of the purchase price corresponded to Cemex Asia for its indirect equity interest in IQAC. As part of the transaction, the buyers assumed the financial debt of CHP. At the time of transaction, CASEC owned an 89.86% interest in CHP. CHP is the owner of Cemex’s former main operating subsidiaries in the Philippines engaged in the production, sale, and distribution of cement and other building materials and is listed on the Philippine Stock Exchange, Inc. ALQC and IQAC are the primary suppliers of raw materials used in the now former operations of Cemex in the Philippines. The divested assets mainly consisted of two cement plants with an installed capacity of around 5.7 million metric tons per year, six marine distributions terminals and 18 land distribution centers, among other assets and investments in extracting entities. For the years ended December 31, 2022 and 2023 and for the period from January 1 to December 2, 2024, our operations in the Philippines are reported in the income statements, net of income tax, in the single line item “Discontinued operations,” including during the year ended December 31, 2024 a loss on sale of $119 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control and goodwill cancellation of $79 million.

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

On September 10, 2024, we sold our operations in Guatemala to a subsidiary of Holcim Ltd, for a total consideration of $212 million. The divested assets mainly consist of one grinding mill with an installed capacity of around 0.6 million metric tons per year, three ready mix plants and five distribution centers. For the year ended December 31, 2023 and for the period from January 1 to September 10, 2024, our operations in Guatemala are reported in the income statements, net of income tax, in the single line item “Discontinued operations,” including during the year ended December 31, 2024 a gain on sale of $163 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control.

Recent Developments

Recent Developments Relating to the War Involving Israel, the United States and the Islamic Republic of Iran

On February 28, 2026, the United States and Israel initiated joint preemptive military operations against the Islamic Republic of Iran. The conflict has resulted in widespread military engagement across the Middle East, including the

CEMEX • 2025 20-F REPORT • 220

PART I

resumption of hostilities between Israel and Hezbollah in Lebanon, retaliatory missile and drone strikes by Iran against Israel, U.S. military installations and U.S.-allied Gulf states, and the effective closure of the Strait of Hormuz to commercial shipping. Although a temporary ceasefire between the United States and Iran is in effect and mediation efforts remain ongoing as of the date of this annual report, the extension of the ceasefire beyond its current expiration is uncertain and no durable resolution has been reached.

The duration and ultimate outcome of this conflict are unpredictable. The conflict has already caused, and could continue to cause, among other effects, significant volatility and disruptions in global supply chains, prices of fuel, energy and commodities, credit and capital markets, and increased geopolitical uncertainty across key global trade corridors. In particular, the disruption of maritime transit through the Strait of Hormuz has contributed to sharp increases in fuel and energy costs and severely constrained international shipping routes.

As of the date of this annual report, we are actively monitoring potential impacts of this conflict on our operations, especially with respect to trading and shipment disruptions, ocean freight rates, pet coke and coal costs, diesel prices, electricity costs, and certain procurement categories, including raw materials used in our admixtures business, and slag; as well as decreased sales volumes in Europe, MEA and the United States and foreign exchange losses due to the depreciation of the currencies of certain countries in which we have operations. An escalation, prolongation or geographic expansion of the conflict, a collapse of any ceasefire arrangements, the imposition of additional international sanctions or trade restrictions, among other developments relating to this conflict, could result in further impacts in the aforementioned or other aspects of our operations and may have a material adverse effect on our business, financial condition, liquidity, and results of operations.

As of the date of this annual report, this conflict poses security risks and increased uncertainty regarding the safety and integrity of our personnel and facilities in MEA, or outside of MEA targeting United States interests. In addition, our insurance policies may not provide adequate coverage for losses arising from acts of war, armed conflict, terrorism or related events affecting our personnel or property, and any uninsured or underinsured losses could be substantial. Any such occurrence may have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Recent Developments Relating to our Shareholder Dividend Program

Cemex, S.A.B. de C.V. paid the fourth installment of $32.5 million of the cash dividend approved at its AGM held on March 25, 2025, against the delivery coupon 158 adhered to the share certificates representing all of the outstanding shares that make up the paid-up capital stock of Cemex, S.A.B. de C.V.

On March 12, 2026, holders of Series A and Series B shares of Cemex, S.A.B. de C.V. received $0.013127 Mexican Pesos per share (equivalent to $0.000750 per share) and holders of CPOs received $0.039381 Mexican Pesos per CPO (equivalent to $0.002250 per CPO). On March 19, 2026, holders of ADSs received $0.022500 per ADS in the fourth installment of the cash dividend.

The amount in Mexican Pesos of the fourth installment of the cash dividend paid on March 12, 2026 to holders of Cemex, S.A.B. de C.V.’s Series A and Series B shares, as well as CPOs, was based on an exchange rate of $17.5037 Mexican Pesos to $1.00 published by the Bank of Mexico (Banco de México) on March 10, 2026.

At Cemex, S.A.B. de C.V.’s AGM held on March 26, 2026, a cash dividend of $180 million was declared. The dividend is payable in Dollars to the holders of ADSs and in Mexican Pesos at the exchange rate determined by the Bank of Mexico two business days prior to each payment date to the holders of Series A and Series B shares and CPOs. The dividend will be paid in four equal installments of $45 million each for all the outstanding shares comprising the share capital of Cemex, S.A.B. de C.V. on each payment date, with the first installment being paid on June 18, 2026 against

CEMEX • 2025 20-F REPORT • 221

PART I

coupon 159; the second payment will be due starting September 17, 2026 against coupon 160; the third payment will be due starting December 16, 2026 against coupon 161; and the fourth and final payment will be due starting March 3, 2027 against coupon 162.

Recent Developments Relating to Our Financial Obligations

Peso Bilateral Term Loan repayment

On January 7, 2026, Cemex, S.A.B. de C.V. fully repaid the Ps 6,000 million aggregate principal amount outstanding of the Peso Bilateral Term Loan, as part of our ongoing liability management and capital structure optimization strategy.

Long-Term Notes 3

On February 19, 2026, Cemex, S.A.B. de C.V. issued Ps 5,500 million aggregate principal amount of its long-term notes (certificados bursátiles de largo plazo) with a five-year tenor at a floating annual interest rate of TIIE de Fondeo plus 0.70%, which are registered in Mexico. The Refinancing Guarantors fully and unconditionally guarantee the performance of all of Cemex, S.A.B. de C.V.’s obligations under the Long-Term Notes 3.

Repayment at Maturity of March 2026 EUR Notes

On March 19, 2026, Cemex, S.A.B. de C.V. repaid at maturity €400 million aggregate principal amount outstanding of its 3.125% Senior Notes due 2026, together with accrued and unpaid interest thereon up to, but excluding, the maturity date.

EUAs Forward Program

As of April 20, 2026, the EUAs Forward Program is comprised of 3 million EUAs for the years 2029 to 2035 for an aggregate amount of $348 million.

Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings

Ordinary General Shareholders’ Meeting

On February 6, 2026, Cemex, S.A.B. de C.V. filed with the SEC, the CNBV and the MSE the notice and agenda, and supplemental information for its AGM held on March 26, 2026. The aforementioned documents described the topics to be discussed and voted during the AGM, providing additional context for the items in the agenda.

On February 25, 2026, Cemex, S.A.B. de C.V. published the documents proposed for approval by its shareholders at the AGM. The list of documents included, among others: (i) the proposal for the appointment of the members of Cemex, S.A.B. de C.V.’s Board of Directors, as well as its Executive Chairman, Secretary, and Assistant Secretary, voted on an individual basis as opposed to on a “group slate” basis; (ii) the proposal for the appointment of the members of the Audit Committee, the Corporate Practices and Finance Committee and the Sustainability, Climate Action, Social Impact, and Diversity Committee, as well as their respective chairs, secretaries and assistant secretaries, voted on an individual basis, as opposed to on a “group slate” basis; (iii) the proposal to set, from the date of the AGM held on March 26, 2026 to the date of Cemex, S.A.B. de C.V.’s AGM to be held in 2027, the compensation, as honoraria, for each appointed member of Cemex, S.A.B. de C.V.’s Board of Directors for each meeting they attend, and the compensation, as honoraria, for each member of the Audit Committee, the Corporate Practices and Finance Committee, and the Sustainability, Climate Action, Social Impact, and Diversity Committee, for

CEMEX • 2025 20-F REPORT • 222

PART I

each committee meeting they attend; (iv) the proposal for allocation of profits for the year ended December 31, 2025, including the declaration of a cash dividend of $180 million to be paid in four equal installments; and (v) the proposal to set the amount of $500 million or its equivalent in Mexican Pesos as the maximum amount of resources that, from the date of the AGM until the AGM of Cemex, S.A.B. de C.V. is held in 2027, Cemex, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares.

On March 27, 2026, Cemex, S.A.B. de C.V. filed with the SEC, the CNBV and the MSE a summary of the resolutions adopted at the AGM. The most significant items that were approved by the shareholders at the AGM were: (i) the appointment of the members of Cemex, S.A.B. de C.V.’s Board of Directors, as well as its Executive Chairman, Secretary, and Assistant Secretary, on an individual basis; (ii) the appointment of the members of the Audit Committee, the Corporate Practices and Finance Committee and the Sustainability, Climate Action, Social Impact, and Diversity Committee, as well as their respective chair, secretaries and assistant secretaries, on an individual basis; (iii) setting the compensation, as honoraria, for each member of Cemex, S.A.B. de C.V.’s Board of Directors for each meeting they attend, and the compensation, as honoraria, for each member of the Audit Committee, the Corporate Practices and Finance Committee, and the Sustainability, Climate Action, Social Impact, and Diversity Committee, for each Committee meeting they attend, from March 26, 2026 to the date of Cemex, S.A.B. de C.V.’s next AGM in 2027; (iv) the allocation of profits for the year ended December 31, 2025, including the declaration of a cash dividend of $180 million to be paid in four equal installments; and (v) setting the amount of $500 million, or its equivalent in Mexican Pesos, as the maximum amount of resources that Cemex, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares, from the date of the AGM until the next AGM of Cemex, S.A.B. de C.V. is held in 2027.

As a result of the AGM held on March 26, 2026, as of March 26, 2026, (i) the Board of Directors is comprised of 12 members, ten (83%) of which are considered independent under Mexican Securities Market Law (as defined below) criteria; (ii) Rogelio Zambrano Lozano (Executive Chairman), Armando J. García Segovia, Francisco Javier Fernández Carbajal, David Manuel Martínez Guzmán, Everardo Elizondo Almaguer, Marcelo Zambrano Lozano, Ramiro Gerardo Villarreal Morales, Gabriel Jaramillo Sanint, Isabel María Aguilera Navarro, María de Lourdes Melgar Palacios, Isauro Alfaro Alvarez, and Julissa Reynoso Pantaleón are the members of Cemex, S.A.B. de C.V.’s Board of Directors; (iii) Ramiro Gerardo Villarreal Morales (Chair), Gabriel Jaramillo Sanint, and María de Lourdes Melgar Palacios are the members of the Audit Committee of Cemex, S.A.B. de C.V.’s Board of Directors; (iv) Isauro Alfaro Alvarez (Chair), Francisco Javier Fernández Carbajal, and Everardo Elizondo Almaguer are the members of the Corporate Practices and Finance Committee of Cemex, S.A.B. de C.V.’s Board of Directors; (v) Isabel María Aguilera Navarro (Chair), Armando J. García Segovia, Marcelo Zambrano Lozano, and Julissa Reynoso Pantaleón are the members of the Sustainability, Climate Action, Social Impact, and Diversity Committee of Cemex, S.A.B. de C.V.’s Board of Directors; (vi) Roger Saldaña Madero and Guillermo Francisco Hernández Morales are the Secretary and Assistant Secretary, respectively, of Cemex, S.A.B. de C.V.’s Board of Directors and each of its Committees, without being members of the Board of Directors or any of its Committees; (vii) the compensation amount, as honoraria, for each of the 12 members of Cemex, S.A.B. de C.V.’s Board of Directors was set at Ps 586,000.00 for each meeting they attend; and (viii) the compensation amount, as honoraria, for each of the three members of the Audit Committee, each of the three members of the Corporate Practices and Finance Committee, and each of the four members of the Sustainability, Climate Action, Social Impact, and Diversity Committee was set at Ps 141,000.00 for each Committee meeting they attend.

CEMEX • 2025 20-F REPORT • 223

PART I

Regarding the appointment of Julissa Reynoso Pantaleón to Cemex, S.A.B. de C.V.’s Board of Directors pursuant to the resolutions adopted during the AGM held on March 26, 2026, the positions and experience of Julissa Reynoso Pantaleón is as follows:

AGE 50	DIRECTOR SINCE MARCH 2026
Sex Female Citizenship American Nationality American
Type of Board Member	Independent

Tenure on Cemex’s Sustainability, Climate Action, Social Impact, and Diversity Committee	Since March 2026

JULISSA REYNOSO PANTALEÓN

Board Memberships at Publicly Listed Entities Ms. Reynoso Pantaleón is a member of the Board of Directors of Cemex, S.A.B. de C.V.

Other Current Roles Ms. Reynoso Pantaleón is a partner and a member of the Executive Committee at Winston & Strawn LLP, an international law firm. Ms. Reynoso Pantaleón is based in New York City. Ms. Reynoso Pantaleón also serves as trustee for New York-Presbyterian Hospital and for Columbia University. Ms. Reynoso Pantaleón is part of the Advisory Board of the World in Progress Congress and a full member of the Council of Foreign Relations.

Experience Ms. Reynoso Pantaleón was previously the United States Ambassador to Spain and Andorra, and served as Assistant to the President and the Chief of Staff to Dr. Jill Biden, one of the most senior positions in the White House. Ms. Reynoso Pantaleón is a former United States Ambassador to Uruguay and also served as Deputy Assistant Secretary of State for Central American, Caribbean and Cuban Affairs in the U.S. Department of State. Prior to joining the U.S. Department of State, Ms. Reynoso Pantaleón practiced at major international law firms, where she specialized in antitrust law, international commercial arbitration and international investment arbitration.

Ms. Reynoso Pantaleón is the recipient of the highest diplomatic honors bestowed by several Latin American governments and Spain, and also is the recipient of various public interest awards in the United States, including recognitions from Columbia University, New York University, the North Star Fund, the Legal Aid Society and the Hispanic National Bar Foundation. Ms. Reynoso Pantaleón has served on the boards of several nonprofit and advocacy organizations, and was on the faculty of Columbia Law School and Columbia’s School of International and Public Affairs. Ms. Reynoso Pantaleón has also been on the board of directors of the Lawyers’ Committee for Civil Rights Under the Law, the Truman National Security Project, and the Negotiation Strategies Institute.

Ms. Reynoso Pantaleón is a distinguished attorney and a member of the American Law Institute. Her legal practice has consisted on complex commercial litigation, regulatory enforcement and international arbitration.

CEMEX • 2025 20-F REPORT • 224

PART I

Ms. Reynoso Pantaleón has also provided U.S. and international clients with strategic advice and risk assessment in managing transnational issues, and has advised a wide variety of clients, including governments, financial institutions, companies and individuals on diverse transnational matters involving the energy, media, sports, real estate, food and telecommunications sectors and in analyzing and advising on complex cross-border litigations, investigations, and disputes before U.S. Courts and Agencies. Ms. Reynoso Pantaleón has conducted arbitrations under the major international rules, including ICC and UNCITRAL, and managed bilateral investment treaty disputes under the Dominican Republic-Central America Free Trade Agreement and the North American Free Trade Agreement.

Ms. Reynoso Pantaleón has also been appointed to co-chair the transition committee of a New York State Attorney General, and was also an Associate Director in the New York City Department of Education.

In addition, Ms. Reynoso Pantaleón served as a consultant to the Interamerican Development Bank, as well as to other Programs, Centers and Organizations.

With extensive experience in diverse matters in different countries, primarily related to the United States, together with the wealth of knowledge obtained from the public sector and with leading different organizations, Ms. Reynoso Pantaleón brings to Cemex, S.A.B. de C.V.’s Board of Directors a practical perspective, strategic advice and guidance with regards to regulatory and commercial matters in the United States and internationally, which aligns with Cemex’s overall strategy.

Education Ms. Reynoso Pantaleón has a J.D. from Columbia University’s Law School, a Masters in Philosophy with Distinction in Developments Studies from Emmanuel College, University of Cambridge, and a B.A. from Harvard University, Magna Cum Laude in Government and a Certificate in Latin American Studies.

CEMEX • 2025 20-F REPORT • 225

PART I

CEMEX • 2025 20-F REPORT • 226

PART I

As of March 26, 2026, the composition of Cemex, S.A.B. de C.V.’s Board of Directors was as follows:

Sex

As of March 26, 2026, Cemex, S.A.B. de C.V.’s Board of Directors was comprised of 12 members, of which 75% were men and 25% were women.

Tenure (in years as a member of the Board of Directors)

As of March 26, 2026, Cemex, S.A.B. de C.V.’s Board of Directors’ average tenure was 12 years.

CEMEX • 2025 20-F REPORT • 227

PART I

Independence

As of March 26, 2026, Cemex, S.A.B. de C.V.’s Board of Directors was comprised of 12 members, of which 17% were considered to be non-independent and 83% were considered to be independent under Mexican Securities Market Law criteria.

Recent Developments Relating to our Stock Repurchase Program

From February 10, 2026 to February 25, 2026, under the stock repurchase program authorized at its AGM held on March 25, 2025, Cemex, S.A.B. de C.V. repurchased 78,803,711 CPOs, which represented 0.543% of Cemex, S.A.B. de C.V.’s outstanding share capital as of December 31, 2025, at a weighted-average price in Mexican Pesos equivalent to $1.2109 (based on an exchange rate of Ps 18.01 to $1.00 as of December 31, 2025) per CPO, which was equivalent to an amount of $95.42 million (based on an exchange rate of Ps 18.01 to $1.00 as of December 31, 2025), excluding fees and value-added tax. Cemex, S.A.B. de C.V. did not repurchase any other shares of its capital stock or securities representing such shares between January 1, 2026 and the date of this annual report.

Recent Developments Relating to Our Business and Operations

Our Operations in Mexico—Competition

In February 2026, Cruz Azul announced it will reactivate its Hidalgo cement plant, after being idle for the past five years.

Lease of Cement Plants in Nicaragua

As of the date of this annual report, Cemex Nicaragua continues leasing and operating the plants owned by the Government of Nicaragua under an administrative authorization issued by the Government of Nicaragua, while conversations to reach an agreement on a long-term extension to the lease are taking place. In this respect, Cemex Nicaragua remains in compliance with its contractual obligations, including the payment of monthly leasing fees and the maintenance of permits necessary to operate the plant.

Divestment of a Portion of our Operations in Colombia

On March 12, 2026, we announced that we are in the process of divesting certain of our operations in Colombia. The divestment is expected to take place through several separate transactions with different parties, for a combined purchase price of approximately $555 million.

As part of this process, on March 11, 2026, certain of our subsidiaries, as sellers (the “Colombia Sellers”), Cemex, S.A.B. de C.V., as guarantor of certain obligations of the Colombia Sellers, and Holcim, entered into a stock purchase agreement pursuant to which, subject to certain terms and conditions, Holcim will purchase the shares representing the capital stock of certain of our subsidiaries in Colombia, which main assets are a cement plant (Caracolito), a grinding mill (Santa Rosa), and a portfolio of ready-mix concrete, aggregates, mortar, and admixture plants, for a purchase price of $484.5 million, subject to closing adjustments. The transaction with Holcim is currently expected to close at the end of 2026, subject to customary closing conditions, including regulatory approvals. In addition, certain of our subsidiaries are currently negotiating with other third parties for the sale of remaining assets in the same general geographic area that were not included in the transaction with Holcim, which we expect to generate approximately $70 million in additional proceeds.

Assuming completion, following the completion of these transactions, we will retain two cement plants (Maceo and Cúcuta) in Colombia, with a total installed capacity of 1.6 million tons per year, as well as a grinding mill (Clemencia), ready-mix concrete plants, and aggregate quarries.

CEMEX • 2025 20-F REPORT • 228

PART I

True-Up Payment Relating to the Acquisition of our Additional 30% Interest in Couch

Pursuant to the relevant provisions of the agreement relating to our acquisition of an additional 30% interest in Couch announced on October 6, 2025, the Company will make a true-up payment of $12.26 million to the relevant seller in May 2026.

Acquisition of Omega Products International

On February 26, 2026, we announced that we reached an agreement to acquire all assets of Omega Products International, a manufacturer of stucco in the western United States with four production facilities in California, Nevada and Colorado. This transaction closed on March 31, 2026.

Recent Developments Relating to Changes in our Senior Management

Effective January 1, 2026, Ricardo Naya Barba, then-current Executive Vice President of Sustainability and Operations Development, assumed responsibility for Cemex Ventures in addition to his then-current functions; therefore, his position since January 1, 2026 has been Executive Vice President of Sustainability, Operations and Ventures.

Recent Developments Relating to Regulatory Matters and Legal Proceedings

Antitrust Matters

Antitrust Investigations in the Construction Chemicals Sector

On February 19, 2026 and March 23, 2026, the European Commission sent additional requests for information. As of the date of this annual report, due to the current stages of this investigation, we are not able to assess the likely outcome of the investigation as it relates to us or whether it would have a material adverse impact on our results of operations, liquidity, and financial condition.

Environmental Matters

Mexico—Energy Procurement

On January 8, 2026, we were granted the permit from SENER to import pet coke, valid from January 7, 2026 to January 7, 2027.

Europe—EU Emissions Trading

As of the date of this annual report, draft benchmarks to be used as the main calculation factor to determine the level of free allocation an installation may receive are expected to be published in the second quarter of 2026, while final benchmarks are expected to be confirmed early in the third quarter of 2026.

Tax Matters

Spain—Tax Assessment for the years 2006 to 2009

On January 27, 2026, Cemex España received an adverse resolution from the European Court of Human Rights not admitting the recourse against the adverse resolution issued by the Constitutional Court in Spain on June 16, 2025, not admitting its appeal for constitutional protection. As of the date of this annual report, we believe there are no more legal remedies available for Cemex. As of the date of this annual report, notwithstanding the adverse financial effects that have already been accounted for, this recent development is not expected to adversely affect our operations, commercial relationships with clients or suppliers, or our ability to meet our financial obligations.

CEMEX • 2025 20-F REPORT • 229

PART I

Other Legal Proceedings

United Kingdom Claim for Compensation Pursuant to a Compulsory Purchase Order

During January and March 2026, we received the total compensation payable to Cemex pending to be paid in relation to this matter and we recovered all statutory interest and approximately 65% of our legal costs. As of the date of this annual report, this matter has concluded without a material adverse impact on our results of operations, liquidity, and financial condition.

Imposition of Tariffs by the United States

In February 2026, the U.S. Supreme Court held that the IEEPA does not authorize the imposition of tariffs, thereby invalidating the Fentanyl/Immigration Tariffs, Baseline Tariffs, and Country-Specific Reciprocal Tariffs, and the United States ceased collecting these duties.

In February 2026, the United States imposed a 10% tariff on imports from all trading partners under Section 122 of the Trade Act of 1974 (“Section 122”). The United States has signaled an intention to raise the Section 122 tariff rate to the statutory maximum of 15%, but this has not materialized as of the date of this report. The current Section 122 tariff exempts goods that comply with rules of origin established under the USMCA. However, the USMCA will undergo a mandatory review process scheduled for July 2026, which may introduce changes to the agreement’s preferential treatment regime.

In March 2026, the USTR initiated two new Section 301 investigations. The first, launched on March 11, 2026, investigates whether the acts, policies, and practices of 16 economies—including China and Mexico—regarding structural excess capacity and overproduction in manufacturing sectors are unreasonable or discriminatory and burden or restrict U.S. commerce. The second, launched on March 12, 2026, investigates whether 60 economies—including China and Mexico—have failed to impose and effectively enforce bans on the importation of goods produced with forced labor, and to determine if such failures are unreasonable or discriminatory and burden or restrict U.S. commerce. These investigations are expected to conclude and result in the imposition of tariffs by July 24, 2026, concurrent with the expiration of the Section 122 tariffs. The tariff rates applied pursuant to these Section 301 investigations could be equivalent to rates agreed to in trade agreements recently concluded by investigated countries with the United States, as well as the Country-Specific Reciprocal Tariff rates that were in place before the Supreme Court’s decision.

As of the date of this report, according to our interpretation of applicable laws and regulations and the various court rulings, imports of our products from the main countries in which we have operations into the United States and/or from which we generally source products we import into the United States and/or from which products imported into the United States in our industry are generally sourced, are subject to the following tariffs on a country-by-country basis: (i) Mexico and Canada, 0% on USMCA-compliant products and upwards of 50% on aluminum and steel products; (ii) China, 35%, generally; and (iii) other countries, 10%. As of the date of this annual report, we believe that substantially all products we import into the United States from Mexico and Canada as part of our business are compliant with the USMCA.

Recent Developments Relating to Compensation of Cemex, S.A.B. de C.V.’s Directors and Members of Our Senior Management

Variable Compensation Plan

Expected to begin in 2026, senior management’s variable compensation plan will evolve to reflect our performance-driven culture and alignment to shareholder returns. Metrics will transition from Cash Value Added (“CVA”) to a combination of EBIT, free cash flow, and CO2 emissions, with total shareholder return applied as a modifier.

CEMEX • 2025 20-F REPORT • 230

PART I

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

Senior Management and Directors

Senior Management

Set forth below is the name, position, and experience of each member of our senior management team as of December 31, 2025. The terms of office of the members of our senior management are indefinite. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Changes in our Senior Management.”

Age 57
Sex Male Citizenship Spanish Nationality Spanish Seniority Since 1996 Tenure as Chief Executive Officer of Cemex Since 2025

JAIME MUGUIRO DOMÍNGUEZ

Chief Executive Officer

Experience at Cemex and Other Relevant Experience  Mr. Muguiro Domínguez has held several executive positions in the Strategic Planning, Business Development, Ready-Mix Concrete, Aggregates and Human Resources areas. He was in charge of several of Cemex’s operations, including the former Mediterranean Region, the South, Central America, and the Caribbean region, and, prior to assuming the role of our CEO, he served as President of Cemex USA. He also served as CEO of CLH, a company that was listed on the Colombian Stock Exchange. He currently serves as a member of the board of directors of Axtel, S.A.B. de C.V. and GCC, S.A.B. de C.V., both of which are Mexican companies listed on the MSE).

Education Mr. Muguiro Domínguez holds a B.A. degree in Management from San Pablo CEU University in Madrid, Spain, and a Law degree from the Universidad Complutense de Madrid, Spain. He also holds an MBA from the Massachusetts Institute of Technology in Cambridge, Massachusetts, and a Master’s degree in Taxation and Tax Law from the Centro de Estudios Financieros de Madrid, Spain.

CEMEX • 2025 20-F REPORT • 231

PART I

Age 60
Sex Male Citizenship American Nationality Spanish Seniority Since 1998 Tenure as President of Cemex USA Since 2025

JESÚS VICENTE GONZÁLEZ

HERRERA

President of Cemex USA

Experience at Cemex and Other Relevant Experience Mr. González Herrera has held several senior positions, including Corporate Director of Strategic Planning, Vice President of Strategic Planning in Cemex USA, President of Cemex Central America, President of Cemex UK, Executive Vice President of Sustainability, Commercial and Operations Development; and, more recently, President of Cemex South, Central America and the Caribbean.

Education Mr. González Herrera holds a B.S. and an M.Sc. in Naval Engineering, both from the Polytechnic University of Madrid and an MBA from IESE-University of Navarra, Barcelona.

CEMEX • 2025 20-F REPORT • 232

PART I

Age 55
Sex Male Citizenship Mexican Nationality Mexican Seniority Since 1993 Tenure as President of Cemex Mexico Since 2025

SERGIO MAURICIO MENÉNDEZ MEDINA

President of Cemex Mexico

Experience at Cemex and Other Relevant Experience Mr. Menéndez Medina has held several executive positions, including Director of Planning and Logistics in Asia, Corporate Director of Commercial Development, President of Cemex Philippines, Vice President of Strategic Planning for the Europe, Middle East, Africa and Asia region, President of Cemex Egypt, Vice President of Infrastructure Segment and Government Sales in Mexico, as Vice President of Distribution Segment Sales in Mexico, and, most recently, as President of Cemex Europe, Middle East, Africa and Asia.

Education Mr. Menéndez Medina holds a B.S. degree in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from Stanford University.

CEMEX • 2025 20-F REPORT • 233

PART I

Age 53
Sex Male Citizenship Spanish Nationality Spanish Seniority Since 2000 Tenure as President of Cemex Europe, Middle East and Africa Since 2025

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

CEMEX • 2025 20-F REPORT • 234

PART I

Age 58
Sex Male Citizenship Mexican and American Nationality Mexican and American Seniority Since 2000 Tenure as President of Cemex South, Central America and the Caribbean Since 2025

ALEJANDRO ALBERTO RAMÍREZ CANTÚ

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

Mr. Ramírez Cantú was president of the Colombian Chamber of Cement and Concrete from 2023 to 2025 and, from 2017 to 2020, he was president of the Interamerican Cement Federation. He also worked at Booz, Allen & Hamilton from 1994 to 2000, rising to the position of director, and previously served as head of strategic planning at Vitro from 1990 to 1992.

Education Mr. Ramírez Cantú holds a B.S. degree in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from the Wharton Business School of the University of Pennsylvania.

CEMEX • 2025 20-F REPORT • 235

PART I

Age 55
Sex Male Citizenship Mexican and Spanish Nationality Mexican Seniority Since 1998 Tenure as Executive Vice President of Strategic Planning and Business Development Since 2020

JOSÉ ANTONIO GONZÁLEZ

FLORES

Executive Vice President of Strategic Planning and Business

Development

Experience at Cemex and Other Relevant Experience Mr. González Flores has held executive positions in the areas of Finance, Administration, Strategic Planning, and Corporate Communications and Public Affairs. Additionally, Mr. González Flores is a member of the board of directors of GCC and is an alternate director of the board of directors of Axtel, S.A.B. de C.V.

Education Mr. González Flores holds a B.S. degree in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from Stanford University.

CEMEX • 2025 20-F REPORT • 236

PART I

Age 62
Sex Male Citizenship Mexican Nationality Mexican Seniority Since 1996 Tenure as Executive Vice President of Digital and Organization Development Since 2020

LUIS HERNÁNDEZ ECHÁVEZ

Executive Vice President of Digital and Organization

Development

Experience at Cemex and Other Relevant Experience Mr. Hernández Echávez has held senior management positions in Strategic Planning and Human Resources. In his current position, he heads the areas of Organization and Human Resources, Information Technology and Digital Innovation, as well as Cemex Ventures.

Education Mr. Hernández Echávez holds a B.S. degree in Civil Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, a Master’s degree in Civil Engineering, and an MBA from the University of Texas at Austin.

CEMEX • 2025 20-F REPORT • 237

PART I

Age 67
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

As Executive Vice President of Finance and Administration and CFO, he is the Head of the Finance Department.

Education Mr. Al-Haffar holds a B.S. degree in Economics from the University of Texas and a Master’s degree in International Relations and Finance from Georgetown University.

CEMEX • 2025 20-F REPORT • 238

PART I

Age 66
Sex Female Citizenship American Nationality American Seniority Since 2006 Tenure as Executive Vice President of Investor Relations, Corporate Communications and Public Affairs Since 2021

LOUISA (LUCY) P. RODRIGUEZ

Executive Vice President of Investor Relations, Corporate

Communications and Public Affairs

Experience at Cemex and Other Relevant Experience Ms. Rodriguez has held several executive positions at Cemex prior to assuming her role as Executive Vice President of Investor Relations, Corporate Communications and Public Affairs. Ms. Rodriguez plays a central role in supporting our strategic priorities, capital markets positioning and corporate reputation, including communications related to financial performance, capital allocation, sustainability and regulatory matters. She brings over 25 years of experience in international finance and capital markets.

Prior to joining Cemex, Ms. Rodriguez held senior positions in investment banking and capital markets at Citibank and Santander. Additionally, she has served on the board of directors of several private and public companies. Currently, she sits on the board of directors of BDT & MSD Investment Corp, a $5 billion private credit fund in the United States. In her early career, she also worked for KPMG, and she was previously a Certified Public Accountant.

Education Ms. Rodriguez holds a B.A. degree in Economics from Trinity College (Hartford, CT), an MBA from New York University, and a Master’s from Columbia University School of International and Public Affairs.

CEMEX • 2025 20-F REPORT • 239

PART I

Age 53
Sex Male Citizenship Mexican Nationality Mexican Seniority Since 1996 Tenure as Executive Vice President of Sustainability and Operations Development Since 2025

RICARDO NAYA BARBA

Executive Vice President of Sustainability and Operations

Development

Experience at Cemex and Other Relevant Experience Mr. Naya Barba has nearly 30 years of experience at the Company. As Executive Vice President of Sustainability and Operations Development, he has global responsibility for the sustainability agenda, innovation, operational excellence, and the development of new business capabilities.

Previously, he served as President of Cemex Mexico for more than six years, as well as President of our operations in Colombia, Poland and the Czech Republic. In these roles, he promoted initiatives focused on operational efficiency, strengthening financial performance, and the adoption of sustainability and corporate governance practices.

He also has extensive commercial experience, having been responsible for the commercial area of Cemex Mexico, where he led growth, differentiation, and customer approach strategies.

In addition, he has built a solid career in Strategic Planning, having served as Vice President of Planning for the United States, South, Central America and the Caribbean regions, as well as for Europe, the Middle East and Asia, actively participating in defining long-term strategies, capital allocation, innovation, and business model transformation.

Education Mr. Naya Barba holds a B.A. degree in Economics from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from the Massachusetts Institute of Technology.

CEMEX • 2025 20-F REPORT • 240

PART I

Age 51
Sex Male Citizenship Mexican and German Nationality Mexican Seniority Since 1996 Tenure as Executive Vice President of Corporate Affairs Since 2021

MAURICIO DOEHNER COBIÁN

Executive Vice President of Corporate Affairs

Experience at Cemex and Other Relevant Experience Mr. Doehner Cobián has held several executive positions in areas such as Strategic Planning and Enterprise Risk Management for Europe, Asia, the Middle East, South America and Mexico, and most recently Executive Vice President of Corporate Affairs, Enterprise Risk Management and Social Impact.

Additionally, he has also worked in the public sector within the office of the Mexican Presidency. Mr. Doehner was president of the Mexican National Cement Chamber (Cámara Nacional del Cemento) between 2017 and 2019, Vice President of the Transformation Industry Chamber (CAINTRA-Cámara de la Industria de Transformación) between 2012 and 2013. He is currently Vice President of Social Responsibility and Vertebration of the Mexican Employers Confederation (COPARMEX-Confederación Patronal de la República Mexicana), and member of the board of directors of Vista Oil & Gas, S.A.B. de C.V., Trust for the Americas, Instituto Tecnológico y de Estudios Superiores de Monterrey’s Escuela de Ciencias Sociales y Gobierno (formerly EGAP) and Museo de Arte Contemporáneo de Monterrey, A.C.

Education Mr. Doehner Cobián holds a B.A. degree in Economics from the Instituto Tecnológico y de Estudios Superiores de Monterrey, an MBA from Instituto Panamericano de Alta Dirección de Empresas (IPADE) and IESE Business School of the University of Navarra in Madrid, and a Master’s in Public Administration from Harvard University.

CEMEX • 2025 20-F REPORT • 241

PART I

Age 56
Sex Male Citizenship Mexican Nationality Mexican Seniority Since 2001 Tenure as Vice President of Global Enterprise Services Since 2021

OSCAR BALMORE ELIZONDO

DE LA GARZA

Vice President of Global Enterprise Services

Experience at Cemex and Other Relevant Experience Mr. Elizondo de la Garza joined Cemex in 2001 and has held various corporate positions in the areas of information technology, global supplier management and service outsourcing, and shared services. In these roles, he has led global-scale initiatives with material impact on the Company’s operational efficiency, including the digital transformation of shared services.

Education Mr. Elizondo de la Garza holds a B.S. degree in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey. He has completed executive programs and diplomas at the Universidad de Monterrey, including academic content from international institutions.

CEMEX • 2025 20-F REPORT • 242

PART I

Age 57
Sex Male Citizenship Mexican Nationality Mexican Seniority Since 1993 Tenure as Chief Comptroller Since 2025

JAIME MARTÍNEZ MERLA

Chief Comptroller

Experience at Cemex and Other Relevant Experience Mr. Martínez Merla is a founding member of the Instituto de Control Interno, a professional association of internal control and internal audit practitioners, and serves as an independent member of the board of directors of several private companies. In addition, he is an independent member of the technical committee and chairman of the audit committee of Fibra MTY, a Mexican real estate investment trust listed on the MSE.

Mr. Martínez Merla is a certified public accountant.

Education Mr. Martínez Merla holds a B.A. degree in Accounting from the Universidad de Monterrey, A.C., a Master’s degree in Administration and Finance from the Universidad de Monterrey and a Master’s degree in Management Sciences from Stanford University. He has also attended executive programs at the Instituto Panamericano de Alta Dirección de Empresas (IPADE).

CEMEX • 2025 20-F REPORT • 243

PART I

Age 57
Sex Male Citizenship Mexican Nationality Mexican Seniority Since 2000 Tenure as Senior Vice President of Legal Since 2017

ROGER SALDAÑA MADERO

Senior Vice President of Legal

Experience at Cemex and Other Relevant Experience Mr. Saldaña Madero joined Cemex in 2000 and served in different positions in the Legal Department of the Company. On March 30, 2017, he was appointed Cemex’s General Counsel and Secretary of Cemex, S.A.B. de C.V.’s Board of Directors and its Committees. Prior to joining Cemex, he served as Legal Counsel in Cydsa, S.A.B. de C.V. from 1995 to 2000 in the city of Monterrey, Nuevo León, Mexico, was a foreign associate in the law firm Fried, Frank, Harris, Shriver & Jacobson, in New York, New York, USA from 1994 until 1995, and previously was Chief of the Double Taxation Department in Mexico’s Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) in Mexico City, Mexico.

Since 2022, Mr. Saldaña Madero has actively participated in the Global Compact Group of the United Nations Organization focused on corporate governance and its evolution. He also participated as a speaker in September 2023 in the United Nations Global Compact Leader Summit held in New York City. Additionally, he was invited by the Global Compact Group as an observer to the tenth working session of participating states of the United Nations Convention against Corruption of which Mexico is a signatory state. Since April 2025, he is an alternate member of the board of directors of GCC, S.A.B. de C.V., a Mexican corporation listed on the MSE.

As Senior Vice President of Legal, Mr. Saldaña Madero serves as Legal Director (Director Jurídico, within the meaning of such term in the Disposiciones de Carácter General aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores issued by the CNBV) and is the Head of the Legal Department (Titular del Área Jurídica, within the meaning of such term in the Disposiciones de Carácter General aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores issued by the CNBV) of Cemex, S.A.B. de C.V.

Education Mr. Saldaña Madero is a graduate of the Universidad de Monterrey, A.C. with a degree in Law, holds a Master’s degree in Law (LL.M.) from Harvard Law School, and an International Tax Program diploma from Harvard University in Cambridge, Massachusetts, institution by which he was awarded a certificate of merit for research and writing for the dissertation “Transfer Pricing in Mexico, Current Status and Future Trends.” Mr. Saldaña Madero was an Organization of American States and Consejo Nacional de Ciencia y Tecnología scholar.

CEMEX • 2025 20-F REPORT • 244

PART I

Senior Management Skill Matrix

Area	Skill	Jaime Muguiro Domínguez	Jesús Vicente González Herrera	Sergio Mauricio Menéndez Medina	José Antonio Cabrera Guerra	José Antonio González Flores	Luis Hernández Échavez	Maher Al-Haffar	Mauricio Doehner Cobián	Alejandro Alberto Ramírez Cantú	Louisa (Lucy) P. Rodriguez	Jaime Martinez Merla	Roger Saldaña Madero	Ricardo Naya Barba	Oscar Balmore Elizondo de la Garza
General	Skills														
Public Management and Legal Compliance	Administration			●	●	●		●		●	●	●	●	●	●
	Global Affairs	●		●	●	●		●		●	●		●	●	
	Public Affairs			●	●	●		●	●	●	●		●	●	
	Regulatory and Legal Matters / Compliance	●		●		●		●			●		●		
	Public Office / Public Servant												●		
	Corporate Risk Management Operation and Supervision				●	●		●	●		●		●	●	
Industry and Business Strategy	Brand Development / Branding and Marketing			●				●			●			●	
	Business Strategy	●	●	●	●	●	●	●		●	●			●	
	Entrepreneurship			●		●		●			●	●		●	
	Other Board of Directors Experience	●	●	●	●	●	●	●	●	●			●	●	
	Mergers and Acquisitions		●	●	●	●	●	●		●			●	●	●
	Research and Development		●	●	●		●			●			●	●	
	Investor Relations		●			●		●			●		●	●	
	Human Resources / Labor Matters / Executive Compensation Structures and Transparency	●					●						●	●	
	Sales	●		●				●			●			●	
	Construction and Building Materials			●	●			●			●		●	●	
Operations and Logistics	Real Estate												●		
	Procurement / Supply Chain		●					●						●	●
	Supply System (Commercial)	●		●	●					●				●	
	Logistics			●	●					●				●	
	Manufacturing			●	●					●				●	
	Energy		●	●				●						●	
Finance and Accounting	Economics and Finance	●		●	●	●		●	●	●	●		●	●	
	Accounting and Auditing					●		●		●	●	●	●		●
Communication and Health	Media and Communication					●		●			●			●	
	Health and Safety	●	●	●	●		●			●				●	
	Healthcare														
	Information Technology and Processes						●							●	●
	Telecommunications

CEMEX • 2025 20-F REPORT • 245

PART I

CEMEX • 2025 20-F REPORT • 246

PART I

Board of Directors

Set forth below are the names, positions, and experience of the members of Cemex, S.A.B. de C.V.’s Board of Directors as of December 31, 2025. For information regarding the individuals that were appointed as members of Cemex, S.A.B. de C.V.’s Board of Directors and its Committees at the AGM held on March 26, 2026, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings—Ordinary General Shareholders Meeting.”

No alternate directors were elected at Cemex, S.A.B. de C.V.’s AGM that took place on March 25, 2025. Members of Cemex, S.A.B. de C.V.’s Board of Directors serve for one-year terms.

Age 69	DIRECTOR SINCE 1987
Executive Chairman Since 2014 Sex Male Citizenship Mexican Nationality Mexican Type of Board Member Non-Independent

ROGELIO ZAMBRANO LOZANO

Executive Chairman of Cemex, S.A.B. de C.V.’s Board of Directors

Board Memberships at Publicly Listed Entities Mr. Zambrano Lozano is Executive Chairman of the Board of Directors of Cemex, S.A.B. de C.V.

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

Experience Mr. Zambrano Lozano was Chair of the Finance Committee of Cemex, S.A.B. de C.V.’s Board of Directors.

Mr. Zambrano Lozano has been involved in the construction and building materials industries for over 40 years, as well as in various entrepreneurship matters in Mexico and the United States, after founding and serving as co-chief executive officer of Carza, S.A.P.I. de C.V., a Mexican leading real estate development company. With his vast experience and proven leadership, since his appointment as Executive Chairman of Cemex, S.A.B. de C.V.’s Board of Directors, Mr. Zambrano Lozano has been responsible for guiding Cemex’s global business strategy, particularly focusing on strengthening best corporate governance practices, based on a commitment to create lasting value for all Cemex’s stakeholders.

Mr. Zambrano Lozano supports various non-profit organizations related to education, health and entrepreneurship.

Education Mr. Zambrano Lozano holds a B.S. degree in Industrial and Systems Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, and an MBA from the Wharton Business School of the University of Pennsylvania.

CEMEX • 2025 20-F REPORT • 247

PART I

Age 73	DIRECTOR SINCE 1983
Sex Male Citizenship Mexican Nationality Mexican and Spanish Type of Board Member Independent

Tenure on Cemex’s Sustainability, Climate Action, Social Impact, and Diversity Committee	Member and Chair since 2014

ARMANDO J. GARCÍA SEGOVIA

Board Memberships at Listed Entities Mr. García Segovia is a member of the Board of Directors of Cemex, S.A.B. de C.V., and an independent member of the board of Directors of GCC, S.A.B. de C.V., a Mexican company listed on the MSE.

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

Experience Mr. García Segovia worked at Cydsa, S.A.B. de C.V. (a Mexican company listed on the MSE) and Conek, S.A. de C.V. From 1985 to 2010, he held several positions at Cemex, including Director of Operations and Strategic Planning, Corporate Services, and Business Development, as well as Executive Vice President of Development, Technology, Energy and Sustainability. He was also vice president of the Mexican Employers’ Association (COPARMEX), chairman of the Private Sector Commission for Sustainable Development Studies (CESPEDES), member of the board of directors of the World Environmental Center (a non-profit organization), and vice president of the Patronato del Museo de la Fauna y Ciencias Naturales, A.B.P.

Mr. García Segovia brings to Cemex, S.A.B. de C.V.’s Board of Directors a broad knowledge of the technical and production aspects of the global building-materials industry, along with a deep commitment to sustainability, climate action and nature conservancy, that provides valuable leadership to Cemex’s sustainability and climate action strategy, a core component to Cemex’s long-term value creation objective.

Education Mr. García Segovia holds a B.S. degree in Mechanical Engineering and Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey, and an MBA from the University of Texas.

CEMEX • 2025 20-F REPORT • 248

PART I

Age 80	DIRECTOR SINCE 1985
Sex Male Citizenship Mexican Nationality Mexican Type of Board Member Independent

Tenure on Cemex’s Corporate Practices and Finance Committee	Since 2015

RODOLFO MANUEL GARCÍA MURIEL

Board Memberships at Publicly Listed Entities Mr. García Muriel is a member of the Board of Directors of Cemex, S.A.B. de C.V.

Other Current Roles Mr. García Muriel is the chief executive officer of Compañía Industrial de Parras, S.A. de C.V., chairman of the board of directors of Grupo Romacarel, S.A.P.I de C.V., (both are non-public corporations), and a member of the regional board of directors of Grupo Financiero Citibanamex (a non-public corporation).

Experience Mr. García Muriel was a member of the Audit Committee of Cemex, S.A.B. de C.V.’s Board of Directors from 2016 until March 2023 and the Finance Committee of Cemex, S.A.B. de C.V.’s Board of Directors from 2009 until March 2015.

Mr. García Muriel is a Mexican business leader with decades of experience and an outstanding record as founder, director, and president of major companies in the manufacturing, construction, transport, and communications industries. His vast business experience brings to Cemex, S.A.B. de C.V.’s Board of Directors useful knowledge in critical areas such as logistics and manufacturing as well as macroeconomic and market trends.

Education Mr. García Muriel holds a B.S. degree in Electric Mechanical Engineering from the Universidad Iberoamericana and completed specialized programs in Business Administration at both Harvard University, and the Anderson School of the University of California in Los Angeles.

CEMEX • 2025 20-F REPORT • 249

PART I

Age 70	DIRECTOR SINCE 2012
Sex Male Citizenship Mexican Nationality Mexican Type of Board Member Independent

Tenure on Cemex’s Corporate Practices and Finance Committee	Member since 2015 and Chair since 2019

FRANCISCO JAVIER FERNÁNDEZ

CARBAJAL

Board Memberships at Publicly Listed Entities Mr. Fernández Carbajal is a member of the Board of Directors of Cemex, S.A.B. de C.V., a member of the board of directors of VISA, Inc., a NYSE listed company, an alternate member of the board of directors of Fomento Económico Mexicano, S.A.B. de C.V., a Mexican company listed on the MSE and on the NYSE, and alternate member of the board of directors of Industrias Peñoles, S.A.B. de C.V., a Mexican company listed on the MSE.

Other Current Roles Mr. Fernández Carbajal is the chief executive officer of Servicios Administrativos Contry, S.A. de C.V.

Experience Previously, Mr. Fernández Carbajal held positions at Grupo Financiero BBVA México S.A. de C.V., including deputy president of strategic planning, president of systems and operations, chief financial officer, and chief executive officer.

With a business career of more than 40 years and in-depth knowledge of specialized areas like payment systems and complex financial services worldwide, Mr. Fernández Carbajal brings to Cemex, S.A.B. de C.V.’s Board of Directors relevant insights in strategic planning and risk management, as well as in essential business functions, including financial reporting and competitive compensation mechanisms, which are fundamental to attracting and retaining talent.

In the Board of Directors of Cemex, S.A.B. de C.V., Mr. Fernández Carbajal has been a member of the Audit Committee, the Sustainability, Climate Action, Social Impact and Diversity Committee, and of the Finance Committee and Corporate Practices Committee that previously assisted the Board of Directors.

Education Mr. Fernández Carbajal holds a B.S. degree in Electric Mechanical Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, and an MBA from the Harvard Business School.

CEMEX • 2025 20-F REPORT • 250

PART I

Age 68	DIRECTOR SINCE 2015
Sex Male Citizenship British Nationality British Type of Board Member Independent

DAVID MANUEL MARTÍNEZ GUZMÁN

Board Memberships at Publicly Listed Entities Mr. Martínez Guzmán is a member of the Board of Directors of Cemex, S.A.B. de C.V., a member of the board of directors of Sigma Foods, S.A.B. de C.V. (formerly Alfa, S.A.B. de C.V.) and Alpek, S.A.B. de C.V., both of which are Mexican companies listed on the MSE.

Other Current Roles Mr. Martínez Guzmán is the founder and principal of Fintech Advisory Inc., as well as managing director of its London subsidiary, Fintech Advisory, Ltd., and member of the board of directors of ICA Tenedora, S.A. de C.V., a Mexican company.

Experience Mr. Martínez Guzmán is the principal of Fintech Advisory Inc., which he founded in 1987. From 1984 to 1986, Mr. Martínez Guzmán worked as vice president, Latin America Sovereign Restructuring unit of Citibank, N.A. in New York, where he helped coordinate the 1984 Argentina Financing Plan. Since founding Fintech, Mr. Martínez Guzmán has participated, at times as the largest creditor, in most of the sovereign debt restructurings around the world, historically approaching sovereign restructurings with a collaborative approach to governments. Mr. Martínez Guzmán also has a strong track record of successful involvement in corporate restructurings and debt exchanges, most often working with companies to ensure long-term viability and business continuity as a value recovering proposition. More recently, Mr. Martínez Guzmán has allocated a significant portion of Fintech’s position to private equity investments, successfully investing across multiple jurisdictions in Latin America, Asia, and Europe, and across a wide range of sectors, including telecom and media, utilities, industrials, infrastructure, construction, oil and gas, and financial institutions.

Mr. Martínez Guzmán was a member of the Board of Directors of Sabadell Bank, a Spanish bank listed in Spain, and of Vitro, S.A.B. de C.V., a Mexican company listed on the MSE.

Mr. Martínez Guzmán brings a renowned worldwide expertise in the financial sector and global markets to Cemex, S.A.B. de C.V.’s Board of Directors, providing significant guidance on Cemex’s proactive financial management for deleveraging and improving the credit rating, as well as Cemex’s sustainable growth strategy.

Education Mr. Martínez Guzmán holds a B.S. degree in Mechanical and Electrical Engineering from the Universidad Nacional Autónoma de México (UNAM), a B.A. degree in Philosophy from the Universitas Gregoriana in Rome, Italy, and an MBA from Harvard Business School.

CEMEX • 2025 20-F REPORT • 251

PART I

Age 82	DIRECTOR SINCE 2016
Sex Male Citizenship Mexican Nationality Mexican Type of Board Member Independent
Tenure on Cemex’s Audit Committee	Member since 2018

EVERARDO ELIZONDO ALMAGUER

Board Memberships at Publicly Listed Entities Mr. Elizondo Almaguer is a member of the Board of Directors of Cemex, S.A.B. de C.V., and a member of the board of directors of Gruma, S.A.B. de C.V., a Mexican company listed on the MSE.

Other Current Roles Mr. Elizondo Almaguer is a professor of Macroeconomics at EGADE Business School of the Instituto Tecnológico y de Estudios Superiores de Monterrey and at the School of Economics of the Universidad Autónoma de Nuevo León (UANL). He is also a member of the board of directors of the Mexican financial companies Casa de Bolsa Banorte, S.A. de C.V., Grupo Financiero Banorte, Afore XXI-Banorte, S.A., and Rassini, S.A.P.I. de C.V.

Experience Mr. Elizondo Almaguer qualifies as a “financial expert” for purposes related to the Sarbanes-Oxley Act of 2002 (“SOX”).

Mr. Elizondo Almaguer served as deputy governor of the Banco de México (Mexico’s central bank) from 1998 to 2008. Before that, he was the director for Economic Studies at Alfa, S.A.B. de C.V. (now Sigma Foods, S.A.B. de C.V., a Mexican company listed on the MSE), and at Grupo Financiero BBVA México, S.A. de C.V. (a Mexican financial institution). He founded and was the director of the Graduate School of Economics of the Universidad Autónoma de Nuevo León.

With a distinguished professional career as a financial analyst, exemplary public official and academic scholar, Mr. Elizondo Almaguer is a financial expert and brings to Cemex, S.A.B. de C.V.’s Board of Directors extensive knowledge of the financial system and the international macroeconomic environment, providing insights to ensure Cemex’s full observance of best corporate practices, and identify new business opportunities.

Mr. Elizondo Almaguer was Chair of the Audit Committee of the Board of Directors of Cemex, S.A.B. de C.V.

Education Mr. Elizondo Almaguer holds a B.A. degree in Economics from the Universidad Autónoma de Nuevo León, a Master’s in Economics from the University of Wisconsin-Madison, a certificate from Harvard University’s International Tax Program and an Honoris Causa Doctorate from the Universidad Autónoma de Nuevo León.

CEMEX • 2025 20-F REPORT • 252

PART I

Age 70	DIRECTOR SINCE 2017
Sex Male Citizenship Mexican Nationality Mexican Type of Board Member Non-Independent Tenure on Cemex’s Sustainability, Climate Action, Social Impact, and Diversity Committee Since 2017

MARCELO ZAMBRANO LOZANO

Board Memberships at Publicly Listed Entities Mr. Zambrano Lozano is a member of the Board of Directors of Cemex, S.A.B. de C.V. and a member of the technical committee of one of Go Proyectos, S.A. de C.V.’s development trusts, known by its ticker symbol as CARZACK 18, which is listed on the MSE.

Other Current Roles Mr. Zambrano Lozano is a founding partner and executive chairman of the board of directors of Carza, S.A.P.I. de C.V., a recognized Mexican real estate development corporation in the residential, commercial, and industrial sectors. Additionally, Mr. Zambrano Lozano is also a founding partner and member of the board of directors of Proyectos Industriales Carza (PIC), a Mexican company engaged in the construction, sale, and rental of subdivisions and industrial spaces. He is a member of the board of directors of Grupo Vigia, S.A. de C.V. (a Mexican company engaged in the distribution of gas, fuel, and other oil derivatives) and GreenPaper (Productora de Papel, S.A. de C.V.). a Mexican company engaged in the manufacturing and distribution of paper. He is also a member of the general board of Universidad de Monterrey, A.C.

Experience Mr. Zambrano Lozano’s ample knowledge of the real estate and construction industries in Mexico and the United States provides Cemex, S.A.B. de C.V.’s Board of Directors with an insightful view of major trends shaping the sector globally, particularly in key areas such as logistics and supply-chain development, helping Cemex anticipate the evolving needs of its customers in the aforementioned markets.

Education Mr. Zambrano Lozano holds a B.A. degree in Marketing from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

CEMEX • 2025 20-F REPORT • 253

PART I

Age 78	DIRECTOR SINCE 2017
Sex Male Citizenship Mexican Nationality Mexican and Spanish Type of Board Member Independent
Tenure on Cemex’s Audit Committee	Member and Chair since March 2025

RAMIRO GERARDO VILLARREAL MORALES

Board Memberships at Publicly Listed Entities Mr. Villarreal Morales is a member of the Board of Directors of Cemex, S.A.B. de C.V., a member of the board of directors of Andean Precious Metals, a Canadian company listed on the Toronto Stock Exchange, and a member of the board of directors and alternate member of the audit and corporate practices committee of GCC, S.A.B. de C.V., a Mexican public company listed on the MSE.

Other Current Roles Mr. Villarreal Morales is a member of the advisory board of Arendal, a corporation in the construction industry.

Experience Mr. Villarreal Morales qualifies as a “financial expert” for the purposes related to SOX.

Mr. Villarreal Morales joined Cemex in 1987 as General Legal Director, and subsequently served in various positions, including Executive Vice President of Legal and Advisor to the Chairman of Cemex, S.A.B. de C.V.’s Board of Directors and the Chief Executive Officer until December 2017. Mr. Villarreal Morales was a member of the Corporate Practices and Finance Committee of the Board of Directors of Cemex, S.A.B. de C.V.

Previously, he served on the board of directors of Banco Bancrea, S.A., Institución de Banca Múltiple, a Mexican bank, on the board of directors and board committees of other listed companies, and as deputy managing director of the regional bank division of Banpaís (now Banorte), where he was responsible for the operation of the bank’s 121 branches, the trust and legal departments.

Until February 2012, he was the secretary of the board of directors of Enseñanza e Investigación Superior, A.C., a non-profit managed by the Instituto Tecnológico y de Estudios Superiores de Monterrey.

He served as Secretary of Cemex, S.A.B. de C.V.’s Board of Directors from 1995 to March 30, 2017.

With over 50 years of professional experience in different countries where Cemex has operations and in Cemex’s governing bodies, in the banking and financial sector, and as a member of the audit committee of other listed companies, Mr. Villarreal Morales provides Cemex, S.A.B. de C.V.’s Board of Directors with key guidance on regulatory and legal matters, as well as international financial transactions and financial and accounting compliance, helping to ensure strict observance of all applicable laws and relevant accounting standards and principles.

Education Mr. Villarreal Morales holds a B.A. degree in Law from the Universidad Autónoma de Nuevo León, and a Master’s in Finance from the University of Wisconsin-Madison.

CEMEX • 2025 20-F REPORT • 254

PART I

Age 76	DIRECTOR SINCE 2018
Sex Male Citizenship Spanish Nationality Brazilian Type of Board Member Independent Tenure on Cemex’s Audit Committee Since 2023

GABRIEL JARAMILLO SANINT

Board Memberships at Publicly Listed Entities Mr. Jaramillo Sanint is a member of the Board of Directors of Cemex, S.A.B. de C.V., and a member of the board of directors of Minerva Foods, a listed corporation in Brazil.

Other Current Roles Mr. Jaramillo Sanint is the founder and director of a sustainable economic development program in the Orinoco Basin in Colombia. He is also a member of the board of directors of Centro Hospitalario Tatama (Colombia) (a Colombian non-profit organization), Medicines for Malaria Ventures (a Swiss non-profit organization) based in Geneva, Switzerland, and Banco BTG Pactual, Colombia and of Aliar, S.A. (an agro-industrial company engaged in pig farming).

Experience Previously, Mr. Jaramillo Sanint served as chairman of the board of directors and chief executive officer of Santander USA (formerly Sovereign Bank), Banco Santander Brasil, and Banco Santander Colombia, and as CEO of Citibank Mexico, and Citibank Colombia. Since retiring, he has focused on health-related philanthropic work, leading the transformation of the Global Fund to Fight AIDS, Tuberculosis and Malaria, which has raised considerable funds for its causes.

From October 2012 to April 2018, he was a member of the board of directors and chair of the audit committee of Cemex Latam Holdings, S.A., a Spanish company listed on the Colombian Securities Exchange at the time.

With an outstanding career of more than 35 years in South America, Mexico and the United States, Mr. Jaramillo Sanint not only brings to Cemex, S.A.B. de C.V.’s Board of Directors extensive experience in complex financial matters, but also in sustainability, health and safety, as well as corporate social responsibility, a pillar of Cemex’s global strategy to achieve sustainable growth and create lasting value.

Education Mr. Jaramillo Sanint holds a B.A. degree in Marketing and an MBA from California State University. In 2015, Mr. Jaramillo Sanint received honorary degrees from the Universidad Autónoma de Manizales in Colombia and Northeastern University.

CEMEX • 2025 20-F REPORT • 255

PART I

Age 65	DIRECTOR SINCE 2019
Sex Female Citizenship Spanish Nationality Spanish Type of Board Member Independent Tenure on Cemex’s Sustainability, Climate Action, Social Impact, and Diversity Committee Since 2023

ISABEL MARÍA AGUILERA NAVARRO

Board Memberships at Publicly Listed Entities Mrs. Aguilera Navarro is a member of the Board of Directors of Cemex, S.A.B. de C.V., and a member of the board of directors of Making Science, a corporation listed on BME Growth.

Other Current Roles Mrs. Aguilera Navarro is an independent consultant and executive in residence at the Esade Business School in Barcelona. She is a member of the board of directors of the Spanish multinational state-owned entity Canal de Isabel II, which manages the water supply infrastructure of Madrid, Spain and has operations in South America.

Experience Mrs. Aguilera Navarro was president of General Electric Spain and Portugal from 2008 to 2009, general manager of Google Inc. (now Alphabet) Spain and Portugal from 2006 to 2008, operations director of NH Hotel Group, S.A. from May 2002 to June 2005, and general director of Dell Computer Corporation for Spain, Italy and Portugal from March 1997 to May 2002. She has also served as an advisor to various Spanish non-profit organizations, including the Instituto de Empresa, and the Asociación para el Progreso de la Dirección. She was a member of the advisory board of Farmaindustria, Ikor, and Pelayo Mutua de Seguros, and a business entrepreneur from 2009 to 2012 at Twindocs International. Previously, she was a board member of Laureate Universities, Indra, Banco BMN, Aegón Seguros, Banca Farmafactoring S.p.A., Hightech Payment System S.A., Lar España, Oryzon Genomics and Clínica Baviera.

With her experience in multinational corporations in Europe, Mrs. Aguilera Navarro brings to Cemex, S.A.B. de C.V.’s Board of Directors guidance on the overall global business landscape and an informed view on innovation, entrepreneurship, technological and digitalization issues, from customer-centric platforms to organizational processes and essential corporate functions, a key element of Cemex’s digital strategy. In addition, she brings important insights in urban planning and a critical customer influencer, architects.

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

Likewise, she completed the Environmental Social and Governance (ESG) and Corporate Finance for Board Members modules at the Esade Business School in Barcelona.

CEMEX • 2025 20-F REPORT • 256

PART I

Age 63	DIRECTOR SINCE 2023
Sex Female Citizenship Mexican Nationality Mexican and Spanish Type of Board Member Independent Tenure on Cemex’s Sustainability, Climate Action, Social Impact, and Diversity Committee Since 2023

MARÍA DE LOURDES MELGAR PALACIOS

Board Memberships at Publicly Listed Entities Dr. Melgar Palacios is a member of the Board of Directors of Cemex, S.A.B. de C.V., a member of the board of directors of Smurfit Westrock Group PLC, an Irish conglomerate listed on the NYSE and the London Stock Exchange, and a member of the Audit Committee of such board. Prior to the merger with Westrock, from 2020 to July 2024, she was a member of the board of directors of Smurfit Kappa Group PLC.

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

Her academic and professional experience, as well as her experience in nonprofit organizations and matters related to energy, sustainability, climate action, and corporate governance, provides Cemex, S.A.B. de C.V.’s Board of Directors with a unique perspective on said matters, all of which are key components for Cemex’s future.

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

CEMEX • 2025 20-F REPORT • 257

PART I

Age 68	DIRECTOR SINCE 2025
Sex Male Citizenship Mexican Nationality Mexican
Type of Board Member	Independent

Tenure on Cemex’s Corporate Practices and Finance Committee	Since March 2025

ISAURO ALFARO ALVAREZ

Board Memberships at Publicly Listed Entities Mr. Alfaro Alvarez is a member of the Board of Directors of Cemex, S.A.B. de C.V., and a member of the board of directors of Regional, S.A.B. de C.V., a Mexican financial institution listed on the MSE.

He is an independent member of the investments committee of Finsa Real Estate Management III, S. de R.L. de C.V., an issuer of development capital certificates (certificados de capital de desarrollo) listed on the MSE.

Other Current Roles N/A

Experience Mr. Alfaro Alvarez is a founding partner of Alfaro, Dávila y Scherer, S.C., a leading firm in Mexico in mergers and acquisitions and debt restructuring.

He was chief executive officer of Credit Suisse Mexico, co-chief executive officer of Donaldson, Lufkin & Jenrette in Mexico and chief executive officer of Salomon Brothers Mexico.

With his extensive experience in the financial and business sectors, Mr. Alfaro Alvarez brings to Cemex, S.A.B. de C.V.’s Board of Directors deep knowledge in mergers and acquisitions, project and investment analysis, business development and management, as well as in finance and economics, providing insight for Cemex as it pursues its growth strategy as well as balancing value creation for Cemex’s different stakeholders.

Education Mr. Alfaro Alvarez holds a B.S. degree in Mechanical Engineering and Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey, and an MBA from The Wharton School of the University of Pennsylvania.

CEMEX • 2025 20-F REPORT • 258

PART I

Board of Directors Skill Matrix

Area General	Skill Skills	Rogelio Zambrano Lozano	Armando J. García Segovia	Rodolfo Manuel García Muriel	Francisco Javier Fernández Carbajal	David Manuel Martínez Guzmán	Everardo Elizondo Almaguer	Marcelo Zambrano Lozano	Ramiro Gerardo Villarreal Morales	Gabriel Jaramillo Sanint	Isabel María Aguilera Navarro	María de Lourdes Melgar Palacios	Isauro Alfaro Alvarez
Public Management and Legal Compliance	Administration	●	●	●	●	●		●	●	●	●	●	●
	Global Affairs	●		●	●	●			●	●		●	●
	Public Affairs	●		●	●		●					●	
	Regulatory and Legal Matters / Compliance				●				●	●		●	●
	Public Office / Public Servant						●					●	
	Corporate Risk Management Operation and Supervision		●		●	●		●	●	●	●	●	●
Industry and Business Strategy	Brand Development / Branding and Marketing							●		●	●		●
	Business Strategy	●	●	●	●	●	●	●	●	●	●	●	●
	Entrepreneurship	●	●		●	●		●			●		●
	Other Board of Directors Experience	●	●	●	●	●	●	●	●	●	●	●	●
	Mergers and Acquisitions	●		●	●	●		●	●	●	●	●	●
	Research and Development		●							●	●		
	Investor Relations			●	●	●		●					
	Human Resources / Labor Matters / Executive Compensation Structures and Transparency		●	●	●		●	●			●		●
	Sales			●				●		●	●		●
	Construction and Building Materials	●	●	●				●			●		
Operations and Logistics	Real Estate	●		●				●	●	●			●
	Procurement / Supply Chain		●	●				●					
	Supply System							●			●		●
	Logistics		●					●					
	Manufacturing		●	●				●			●	●	
	Energy		●						●			●	
Finance and Accounting	Economics and Finance	●	●	●	●	●	●	●	●	●	●	●	●
	Accounting and Auditing			●	●		●		●		●	●	●
Communication and Health	Media and Communication										●		●
	Health and Safety		●	●				●		●		●	
	Healthcare												●
	Information Technology and Processes										●		
	Telecommunications					●							●

CEMEX • 2025 20-F REPORT • 259

PART I

CEMEX • 2025 20-F REPORT • 260

PART I

Snapshot of the Board of Directors as of December 31, 2025

Familial relationships among members of Cemex, S.A.B. de C.V.’s Board of Directors

Rogelio Zambrano Lozano

Mr. Rogelio Zambrano Lozano (Executive Chairman of Cemex, S.A.B. de C.V.’s Board of Directors) has a familial relationship with Mr. Marcelo Zambrano Lozano.

Marcelo Zambrano Lozano

Mr. Marcelo Zambrano Lozano has a familial relationship with Mr. Rogelio Zambrano Lozano (Executive Chairman of Cemex, S.A.B. de C.V.’s Board of Directors).

Armando J. García Segovia

Mr. Armando J. García Segovia has a familial relationship with Mr. Rodolfo Manuel García Muriel.

Rodolfo Manuel García Muriel

Mr. Rodolfo Manuel García Muriel has a familial relationship with Mr. Armando J. García Segovia.

CEMEX • 2025 20-F REPORT • 261

PART I

Senior Management and Board Composition

The composition of our senior management and Board of Directors, as well as certain information regarding the areas of expertise and seniority of their members as of December 31, 2025, is addressed in this section.

Senior Management

Sex

As of December 31, 2025, our senior management was comprised of 14 members, of which 93% were men and 7% were women.

Seniority (in years at the Company)

As of December 31, 2025, our senior management’s average years at the Company was 27 years.

Board of Directors

Sex

As of December 31, 2025, our Board of Directors was comprised of 12 members, of which 83% were men and 17% were women.

CEMEX • 2025 20-F REPORT • 262

PART I

Tenure (in years as a member of the Board of Directors)

As of December 31, 2025, our Board of Directors’ average tenure was 15 years.

Independence

As of December 31, 2025, our Board of Directors was comprised of 12 members, of which 17% were considered to be non-independent and 83% were considered to be independent under Mexican Securities Market Law criteria.

As of December 31, 2025, there were no alternate members of Cemex, S.A.B. de C.V.’s Board of Directors.

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

CEMEX • 2025 20-F REPORT • 263

PART I

The Mexican Securities Market Law also specifies that the duties of surveillance over our business are the responsibility of the board of directors, which are fulfilled through the Corporate Practices and Finance Committee and the Audit Committee, as well as through the external auditor who audits the entity’s financial statements, each within its professional role.

Pursuant to the Mexican Securities Market Law and Cemex, S.A.B. de C.V.’s by-laws, at least 25% of its directors must qualify as independent directors. As of December 31, 2025, Cemex, S.A.B. de C.V.’s Board of Directors was comprised of 12 members, of which ten were independent and two were non-independent under the standards of the Mexican Securities Market Law.

Other than any contractual arrangements entered into with any member of Cemex, S.A.B. de C.V.’s Board of Directors while employed by us, which provide or may provide for retirement and pension benefits or other compensation upon termination of employment, Cemex, S.A.B. de C.V. has not entered into any contracts with its directors that provide for benefits upon termination of their directorship.

During 2025, our Board of Directors met five times to discuss and consider a wide range of relevant issues, with a board meeting attendance of approximately 98%.

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

Based on the Mexican Securities Market Law, our by-laws, and the activities conducted, in 2025, Cemex, S.A.B. de C.V.’s Audit Committee was mainly responsible for:

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

CEMEX • 2025 20-F REPORT • 264

PART I

•	ensuring compliance by the Chief Executive Officer with the resolutions adopted by the shareholders and Board of Directors;

•	analyzing the risks identified by independent auditors, accounting, internal control and internal audit areas;

•	reviewing the state of Cemex’s compliance systems and measures taken to strengthen them; and

•	reviewing main regulatory matters and legal proceedings, and compliance with applicable securities laws and regulations in Mexico and in the United States;

•	reviewing internal audits and deficiencies around operative risks, and approval of evaluation plans to mitigate operative risks and self-audits;

•	review of cybersecurity and AI information, risks and internal controls; and

•	reviewing the most relevant transactions and matters during the calendar year.

During 2025, our Audit Committee met four times to discuss and consider a wide range of relevant issues, with a meeting attendance of 100%.

Based on the Mexican Securities Market Law, our by-laws, and the activities conducted in 2025, Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee was mainly responsible for:

•

performing the role of a nomination and compensation committee, mainly by evaluating the employment and compensation of the Chief Executive Officer and the Executive Chairman of the Board and reviewing the hiring and compensation policies for members of senior management. In particular, the Corporate Practices and Finance Committee recommended to the Board of Directors the appointment of Cemex’s CEO and oversaw various organizational changes that included the appointment of several members of senior management;

•	supporting the Board of Directors in producing different reports and opinions submitted to the shareholders;

•	reviewing policies regarding use of corporate assets;

•	reviewing unusual or material transactions;

•	evaluating waivers granted to directors or members of senior management regarding participation in and benefiting from corporate opportunities;

•	evaluating merger and acquisitions opportunities as well as asset sales, including financial and related transactions;

•	evaluating Cemex’s financial results;

•	reviewing the variable compensation plans and results of variable compensation in the different business units;

•

reviewing proposals on donations, related party transactions, conflict of interest, authorizations to acquire equity securities representing Cemex’s capital stock in compliance with the measures regarding equity thresholds in Cemex set forth in Cemex’s by-laws, derivative transactions, among other matters and recommendations to the Board of Directors; and

•

reviewing the financial plans, budget, financial and business strategy and their implementation, including the review of our growth strategy, portfolio rebalancing, advances in divestments, growth in certain markets and business segments, implementation of Project Cutting Edge, financial transactions, and Cemex’s global risk agenda.

During 2025, our Corporate Practices and Finance Committee met six times to discuss and consider a wide range of relevant issues, with a meeting attendance of 100%.

CEMEX • 2025 20-F REPORT • 265

PART I

Under Cemex, S.A.B. de C.V.’s by-laws and the Mexican Securities Market Law, all members of the Audit Committee and the Corporate Practices and Finance Committee, including their respective chairs, are required to be independent directors. The Chair of the Audit Committee and the Corporate Practices and Finance Committee shall be appointed and removed from his or her position only by a resolution of the shareholders adopted at a duly convened general shareholders’ meeting, and the rest of the members may only be appointed or removed by a resolution of the shareholders adopted at a duly convened general shareholders’ meeting or by resolution of the Board of Directors, following a recommendation from the Chairman of the Board of Directors.

Set forth below are the names of the members of Cemex, S.A.B. de C.V.’s Audit Committee and Corporate Practices and Finance Committee as of December 31, 2025. For information regarding the individuals that were appointed as members of Cemex, S.A.B. de C.V.’s Audit Committee and Corporate Practices and Finance Committee at the AGM held on March 26, 2026, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Ordinary General Shareholders’ Meeting.” Each member of the committees is an independent director under Mexican Securities Market Law standards. The terms of the members of the Committees are indefinite. Ramiro Gerardo Villarreal Morales and Everardo Elizondo Almaguer each qualify as an “audit committee financial expert” for purposes of SOX. See “Item 16A. Audit Committee Financial Expert.”

AUDIT COMMITTEE

Ramiro Gerardo Villarreal Morales	Chair

Everardo Elizondo Almaguer	Member

Gabriel Jaramillo Sanint	Member

CORPORATE PRACTICES AND FINANCE COMMITTEE

Francisco Javier Fernández Carbajal	Chair

Rodolfo Manuel García Muriel	Member

Isauro Alfaro Alvarez	Member

In addition, Cemex, S.A.B. de C.V. has had a Sustainability, Climate Action, Social Impact, and Diversity Committee (originally named Sustainability Committee) since 2014. On March 26, 2020, Cemex, S.A.B. de C.V. held an AGM in which the shareholders for the first time approved the appointment of the members of the Sustainability, Climate Action, Social Impact, and Diversity Committee. Since then, the appointment of the members of the Sustainability, Climate Action, Social Impact, and Diversity Committee has been approved annually at Cemex, S.A.B. de C.V.’s AGM. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Ordinary General Shareholders’ Meeting.”

Based on our by-laws, and the activities conducted in 2025, Cemex, S.A.B. de C.V.’s Sustainability, Climate Action, Social Impact, and Diversity Committee was mainly responsible for:

•	overseeing sustainability and social responsibility policies, strategies and programs;

•	reviewing Cemex’s sustainability risk agenda;

•	evaluating the effectiveness of sustainability programs and initiatives;

•	providing assistance to the Chief Executive Officer and senior management team regarding the strategic direction on sustainability and social responsibilities model;

•	identifying the main risks concerning sustainability-related matters and overseeing mitigating actions;

CEMEX • 2025 20-F REPORT • 266

PART I

•	endorsing a model of sustainability, priorities, and key indicators, including our current “Future in Action” climate action and nature program;

•	reviewing the structure of, content and overall performance set forth in Cemex’s integrated reports;

•	reviewing notes to the financial statements related to Cemex’s climate action, as well as on CO2 emissions and sustainable financing, if any;

•	reviewing the progress in achieving our sustainability objectives;

•	reviewing and updating Cemex’s current “Future in Action” climate action and nature program;

•	reviewing the communication strategy in sustainability issues; and

•

reviewing key sustainability performance indicators (e.g., climate action, H&S, water and biodiversity, circular economy, social impact), benchmarking with industry peers, and Cemex’s ESG rankings and ratings.

During 2025, our Sustainability, Climate Action, Social Impact, and Diversity Committee met four times to discuss and consider a wide range of relevant issues, with a meeting attendance of 100%.

Set forth below are the names of the members of Cemex, S.A.B. de C.V.’s Sustainability, Climate Action, Social Impact, and Diversity Committee as of December 31, 2025. For information regarding the individuals that were appointed as members of Cemex, S.A.B. de C.V.’s Sustainability, Climate Action, Social Impact, and Diversity Committee at the AGM, held on March 26, 2026 see “Item 5. Operating and Financial Review and Prospects—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Ordinary General Shareholders’ Meeting.” The terms of the members of the Committee are indefinite.

SUSTAINABILITY, CLIMATE ACTION, SOCIAL IMPACT, AND DIVERSITY COMMITTEE

Armando J. García Segovia	Chair

Marcelo Zambrano Lozano	Member

Isabel María Aguilera Navarro	Member

María de Lourdes Melgar Palacios	Member

Compensation of Cemex, S.A.B. de C.V.’s Directors and Members of Our Senior Management

For the year ended December 31, 2025, the aggregate amount of compensation we paid to all members of Cemex, S.A.B. de C.V.’s senior management, as identified in this annual report, was $56 million, which amount includes compensation paid to the members of Cemex, S.A.B. de C.V.’s Board of Directors and the compensation of our senior management. Of the $56 million paid to members of our senior management, $14 million corresponded to base compensation and $9 million to cash-based performance bonuses reflecting fiscal year 2024 results that were paid in fiscal year 2025, with a consolidated payout of 94.4% versus target, and $6 million related to pension and post-employment benefits. The remaining $27 million corresponds to stock-based long-term compensation, which includes vested shares awarded in the current year, as well as vested shares from previous grants corresponding to fiscal years 2022, 2023, and 2024 for the KVP Plan and Ordinary Plan. This amount also considers the paid Performance Plan 2022 through 2025.

CEMEX • 2025 20-F REPORT • 267

PART I

The following table discloses the amount of compensation paid to our senior management for the years ended December 31, 2025, 2024 and 2023:

Year	Average Total Compensation (millions of Dollars)(1)(2)	Average Adjusted Compensation (millions of Dollars)(1)(3)	Consolidated Net Income (Loss) (millions of Dollars)	Most significant financial measure

2025	3.3	7.6	970.0	CVA

2024	3.7	4.6	960.0	CVA

2023	5.0	7.6	199.0	CVA

(1)

Our senior management includes our Executive Committee members, our Chief Comptroller, our Senior Vice President of Legal and, for the purpose of the 2025 report, our Vice President of Global Enterprise Services. Additionally for 2025 the amount includes former CEO and former Vice President of Controllership.

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

The aggregate amount of compensation granted to all members of Cemex, S.A.B. de C.V.’s senior management was $60 million. This amount includes compensation paid to the members of Cemex, S.A.B. de C.V.’s Board of Directors and the compensation of our senior management. Of the $60 million granted to members of our senior management, $14 million was paid as base compensation and $14 million was granted as cash-based performance bonuses reflecting fiscal year 2025 results that will be paid in fiscal year 2026, with a consolidated payout of 149.7% versus target and $6 million related to pension and post-employment benefits. The remaining $26 million corresponds to stock-based long-term compensation granted during the year, which will vest in future years in accordance with the applicable grant conditions. This amount considers the granted Performance Plan 2025-2028, KVP Plan and Ordinary Plan.

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

Moreover, the evaluation process considers each member of senior management’s individual performance assessment, along with his or her supervisor’s input. Since 2022, our VCP includes a new variable related to carbon reduction goals that could have an impact ranging from -10% to +10% in the total cash payout of the annual VCP (the “CO2 Emissions Component”). As of December 31, 2025 approximately 4,500 executives participated in the VCP.

Additionally, the terms of our VCP consider performance metrics that include a combination of the employee’s business unit, regional and consolidated global results in comparison to our specific annual target goals, including sustainability-related factors.

Health and Safety, our number one value, is a foundational consideration in executive performance assessments. Health and Safety outcomes are embedded in performance management processes and are considered in both variable compensation decisions and career advancement, reinforcing leadership accountability for safe operations and the well-being of employees and contractors.

CEMEX • 2025 20-F REPORT • 268

PART I

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

In 2025, consolidated CVA in addition to the CO2 Emissions Component resulted in a VCP consolidated payout of 149.7%1. The resulting VCP payment for senior management is $14 million. In the table below, the consolidated VCP payout granted for the senior management, assigned to our corporate global business units (i.e., not for regional or country operations) for the past three years is shown:

Year	Consolidated Payout[1]	Variable Compensation (millions of Dollars)

2025	149.7%	14

2024	94.4%	9

2023	198.8%	15

[1]	Final payout for senior management may vary according to the business unit result in which they operate.

See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Compensation of Cemex, S.A.B. de C.V.’s Directors and Members of Our Senior Management—Variable Compensation Plan.”

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

As of the date of this annual report, approximately 675 of our employees participate in the Ordinary Plan. The annual award under the Ordinary Plan is calculated based on the result of the gross annual guaranteed compensation of the participants in dollars as of May 31 of each calendar year, times a management factor, that, depending on the level of the participant, ranges from 10% to 55% and divided by the last 90-day average closing price, converted into Dollars, of CPOs or ADSs, as applicable, as of June 30 of such calendar year. One member of our senior management participated in the Ordinary Plan.

CEMEX • 2025 20-F REPORT • 269

PART I

Our KVP Plan establishes non-qualified deferred compensation earnings. As of December 31, 2025, the KVP Plan included approximately 61 participants, all of which are executives in key value positions. The annual award under the KVP Plan is based on the result of the cash variable compensation bonus in Dollars paid in April to these participants and divided by the last 90-day average closing price, converted into Dollars, of CPOs or ADSs, as applicable, as of April 15 of each calendar year (or the next possible trading day if April 15th falls on a Sunday). As of December 31, 2025, with the exception of one member, the rest of our senior management participated in the KVP Plan.

The total number of ADSs granted for the Ordinary Plan and the KVP Plan during 2025 were 5 million and 3 million, respectively, of which 2 million were granted to our senior management. In 2025, 3 million net ADSs of the Ordinary Plan and 3 million net ADSs of the KVP Plan were purchased in the secondary market, representing the first 25% of the 2025 compensation program, the second 25% of the 2024 compensation program, the third 25% of the 2023 compensation program and the final 25% of the 2022 compensation program. Of these ADSs purchased, 2 million ADSs corresponded to our senior management.

As of December 31, 2025, 46 employees participated in the Extraordinary Management Grant. The Extraordinary Management Grant entails granting a specific number of CPOs or ADSs, as applicable, to each of the participants. The CPOs awarded under the Extraordinary Management Grant were calculated based on the result of the gross annual guaranteed compensation of the participants in Dollars as of May 31, 2025, times a management factor, and divided by the last 90-day average closing price, converted into Dollars, of CPOs or ADSs, as applicable, as of July 1, 2025.

Our Extraordinary Management Grant is a retention program offered at the Company’s sole discretion to a selected number of employees that do not participate in the Ordinary Plan, KVP Plan or the Performance Plan. Under the Extraordinary Management Grant vesting occurs at the end of three years in a single 100% block, at which time the resulting number of CPOs or ADSs become unrestricted immediately. Since the Extraordinary Management Grant came into effect in 2022 and there is a three-year vesting period, as of December 31, 2025, 0.2 million net ADSs had been purchased, representing 100% of the 2022 compensation program.

Finally, our executives in key value positions participate in an additional RSIP program known as the Performance Plan. As of December 31, 2025, the Performance Plan had 47 participants. The Performance Plan replaced the Ordinary Plan in 2017 in order to align long-term compensation of our most senior executives with those of our investors. The Performance Plan is calculated based on the result of the gross annual guaranteed compensation of the participants in Dollars as of May 31, 2025, times a management factor, and divided by the last 90-day average closing price, converted into Dollars, of CPOs or ADSs, as applicable, as of July 1, 2025. The final payout can range from 0% to 200% of the target of CPOs or ADSs, as applicable, based on Cemex, S.A.B. de C.V.’s three-year total shareholder return relative to two market references. The first market reference is comprised of seven public companies from the global construction and materials industry. The second market reference is the Morgan Stanley Capital International of Emerging Markets—LATAM Industry Index, which is comprised of 80 companies as of December 31, 2025.

Beginning in 2026, the two market references will be adjusted to better align the Performance Plan with the Company’s profile and strategic objectives. The first market reference will consist of six publicly traded companies from the global construction and materials industry. The second market reference will be replaced by the S&P/BMV IPC Index, which was comprised of 35 companies as of December 31, 2025. Under the Performance Plan, the vesting period occurs at the end of three years in a single 100% block, at which time the resultant number of CPOs or ADSs, as applicable, become unrestricted immediately. In 2025, approximately 2.4 million ADSs were granted during 2025 under the Performance Plan, out of which 1.6 million ADSs were granted to our senior management, with an estimated fair value of 140.65%, which are expected to vest on July 1, 2028. In 2025, 2024 and 2023, 0.7 million net ADSs, 0.1 million net ADSs, and 29 million net CPOs, respectively, were vested to our senior management.

CEMEX • 2025 20-F REPORT • 270

PART I

For further information, see note 23 to Cemex, S.A.B. de C.V.’s 2025 audited consolidated financial statements included elsewhere in this annual report.

Compensation of Cemex, S.A.B. de C.V.’s Chief Executive Officer and Senior Management(1)

Full Year 2025—Chief Executive Officer	%

Salary	17

Short-Term Performance Bonus (Cash)	18

Long-Term Performance Bonus (Restricted Stock)	37

Long-Term Performance Shares	28

100

Full Year 2025—Senior Management	%

Salary	37

Short-Term Performance Bonus (Cash)	23

Long-Term Performance Bonus (Restricted Stock)	22

Long-Term Performance Shares	18

100

(1)	For purposes of this table, information regarding our senior management does not include data pertaining to our Chief Executive Officer.

For our Chief Executive Officer and our senior management, the short-term variable performance bonus is paid in cash. Long-term restricted shares and the long-term variable performance bonus are paid in the form of restricted shares. As mentioned above, we use CVA to measure short-term performance bonus.

Additionally, most members of our Executive Committee have entered into change of control agreements that have been previously approved by the Corporate Practices and Finance Committee and the Board of Directors. Under these agreements, if during the term of the change of control agreement and while the executive remains an employee of Cemex, we shall be subject to a change in control and (i) within one year following such change in control Cemex terminates the employment of the executive involuntarily or (ii) within six months following such change in control the executive provides notice of intent to resign from employment with Cemex, then the executive would generally receive the executive’s salary and vacation accrued unpaid through his or her termination date, a lump sum equal to two times the executive’s annual salary, a lump sum equal to the executive’s target cash payout opportunity under the annual incentive bonus plan for which the executive is eligible, and vesting of all outstanding restricted stock awards and other equity arrangements and held by the executive through his or her termination date.

The post-employment benefits that our senior management receive are aligned to the local practices in the countries where they are based.

The competitiveness of our executive compensation structure, as well as the mix between base and variable and short-term and long-term compensation, is reviewed every two years. This analysis measures competitiveness versus similar size firms in both U.S. and European markets. The most recent review was performed in November 2025 by WTW (formerly Willis, Towers, Watson), a firm specialized in multinational risk management, insurance brokerage and company advisory, which assists us with different matters regarding compensation.

Cemex, S.A.B. de C.V.’s Board of Directors, other than its Chairman, is compensated in a fixed manner based on participation in board and board committee meetings. The compensation of the Board of Directors is approved each year at Cemex, S.A.B. de C.V.’s general ordinary shareholders’ meeting. In 2025, the amount approved by our shareholders was $31,444 per board meeting attended and $7,556 per committee meeting attended, and the actual amount paid for attendance to these meetings was approximately $2.36 million. See “Item 5—Operating and Financial

CEMEX • 2025 20-F REPORT • 271

PART I

Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings.”

The Chairman of Cemex, S.A.B. de C.V.’s Board of Directors is compensated in a similar manner as Cemex, S.A.B. de C.V.’s senior management, including through the long-term performance plan based on Cemex’s total shareholder return versus peer groups. The base salary of the Chairman of Cemex, S.A.B. de C.V.’s Board of Directors is 22% fixed and the remaining 78% is variable compensation.

The total compensation (including fixed and variable compensation) of the Chairman of Cemex, S.A.B. de C.V.’s Board of Directors and the Chief Executive Officer is approved every year by the Corporate Practices and Finance Committee of the Board of Directors, which is integrated by three independent directors under Mexican Securities Market Law criteria. The Corporate Practices and Finance Committee of the Board of Directors also reviews and approves the annual variable compensation of all members of senior management, key value position participants, and corporate and regional executives who are entitled to this benefit.

Employees

As of December 31, 2025, we had 39,886 employees worldwide, which represented a decrease of approximately 11.5% from the total number of employees we had as of December 31, 2024. The following table sets forth the number of our employees and a breakdown of their geographic location as of December 31, 2023, 2024 and 2025:

Location	2023	2024	2025

Mexico	19,800	19,457	16,388

United States	9,085	9,304	8,807

Europe	9,374	9,455	8,542

MEA	2,213	2,160	2,245

SCA&C	4,771	4,716	3,904

Total	45,243	45,092	39,886

As of December 31, 2025, approximately 49% of our employees were unionized.

In Mexico, as of December 31, 2025, we have entered into collective bargaining agreements for certain business units. Such collective bargaining agreements are reviewed on an annual basis with respect to wages and every two years with respect to benefits. During 2025, we reviewed 113 collective bargaining agreements with different labor unions in Mexico. Workers covered by these agreements vote to approve their terms and conditions after being informed of them by the labor unions to which they belong.

In the United States, as of December 31, 2025, approximately 28% of our employees were represented by unions, with the largest number being members of the International Brotherhood of Teamsters, the Laborers’ International

Union of North America, United Steelworkers, International Union of Operating Engineers, and the International Brotherhood of Boilermakers. We have entered into or are in the process of negotiating various collective bargaining agreements at many of our U.S. plants, which collective bargaining agreements have various expiration dates through July 1, 2027.

As of December 31, 2025, our subsidiaries in Spain had 1,182 employees with collective bargaining agreements. Additionally, 592 of them, corresponding to employees in the cement business, had a company-specific collective bargaining agreement that had been renewed until December 31, 2025, which, although expired, continues to be in full force and effect during the negotiations for a new collective bargaining agreement between the parties. Within the

CEMEX • 2025 20-F REPORT • 272

PART I

ready-mix concrete, mortar, aggregates and transport sectors, as well as office-based employees not related to the cement business, 590 employees are covered by industry-specific or company-specific collective bargaining agreements. In particular, 93 employees corresponding to the ready-mix sector have a company-specific collective agreement effective until December 31, 2026. In addition, 56 employees corresponding to the aggregates sector have a collective agreement to remain in effect until December 31, 2026. Furthermore, 27 employees attending service centers are covered by a company-specific collective bargaining agreement that had been renewed until December 31, 2025, which, although expired, continues to be in full force and effect during the negotiations for a new collective bargaining agreement between the parties. The remaining employees are covered by industry-specific agreements.

In the United Kingdom, as of December 31, 2025, our cement manufacturing and cement supply chain operations had collective bargaining agreements with Unite the Union, and our offshore marine operations has a recognition agreement with Nautilus. The rest of our operations in the United Kingdom are not part of collective bargaining agreements. However, there are local agreements for consultations and employees can be represented by a trade union official at specific types of meetings.

In Germany, as of December 31, 2025, most of our employees are working under collective bargaining agreements with the Industriegewerkschaft Bauen Agrar Umwelt-IG B.A.U. union (the “IG B.A.U.”). This means salaries are negotiated between the applicable company and the trade union IG B.A.U. Collective bargaining agreement negotiations occurred thereto during the second half of 2025 and resulted in the execution of agreements that will expire in 2026 at the election of any of the parties. Agreed salary increases are in line with our budget assumptions. In addition, there are internal company agreements, negotiated between the works council and the company itself. The next works council elections for most areas will take place in the first half of 2026.

In France, as of December 31, 2025, less than 1% of our employees were members of four of the five main unions. At least one representative from one of the five main unions was represented in the following legal entities: Cemex Granulats (two representatives), Cemex Bétons Ile de France (one representative), Cemex Bétons Sud-Ouest (one representative), Cemex Granulats Sud-Ouest (one representative), Cemex Bétons Rhone-Alpes (one representative), and Cemex Bétons Sud Est (one representative). All agreements are negotiated with unions and non-union representatives elected in the local workers council (Comité Social Et Économique) for periods of four years. The current agreements will expire on December 31, 2029.

In Israel, as of December 31, 2025, our aggregates manufacturing operations had existing special collective bargaining agreements with Histadrut, the largest employee organization in Israel (“Histadrut”). In addition, our concrete product landscape plant, Netivei Noy, has an existing special collective bargaining agreement with Histadrut that applies to the plant’s employees and will expire on December 31, 2026. The rest of our operations in Israel are not part of collective bargaining agreements.

In Egypt, as of December 31, 2025, all our eligible employees were represented by the Assiut Cement Labor Union and the General Building Materials Union. The collective bargaining agreement, of which our employees are party to, governs annual profit share and productivity bonus payments. The agreement was renewed on October 17, 2024 for a period of three years covering 2025, 2026 and 2027.

In Colombia, as of December 31, 2025, there were three regional sectionals of a single industry union that represents our employees at the Caracolito, Cúcuta and Maceo cement plants and mills, and a minority part of the logistics operations at the national level. Another two unions represented a minority of the employees in the ready-mix concrete operations. There were also collective agreements with non-union workers at the Santa Rosa cement plant, all aggregates operations and the majority of the logistics and ready-mix concrete operations in Colombia. We consider our relationships with labor unions representing our employees in Colombia to be satisfactory.

CEMEX • 2025 20-F REPORT • 273

PART I

As of December 31, 2025, the majority of our employees in Trinidad and Tobago and Jamaica are covered under collective bargaining agreements. In 2025, we entered into a new memorandum of agreement in Trinidad and Tobago with the Oilfields Workers’ Trade Union which resulted in certain advance payments and contributed to reducing the liability owed to employees. The memorandum of agreement has no specific expiration date and will remain in full force and effect until further notice.

In Jamaica, as of December 31, 2025, approximately 48% of our employees were represented by unions, with the largest number being members of the Union of Clerical and Supervisory Employees (“UCASE”), representing the hourly paid employees (18%) and the monthly paid technicians and operators (12%), and STAFF Association, representing the coordinators and administrative assistants (14%). Additionally, the Union of Technical Administrative and Supervisory Personnel represent 4% our employees in Jamaica. All collective bargaining agreements are set to expire by December 31, 2027, with UCASE hourly expiring June 30, 2027.

Following the sale of our operations in Panama on October 6, 2025, the employees of those operations are no longer part of our workforce. For further information, see “Item 5. Operating and Financial Review and Prospects—Results of Operations—Significant Transactions” and “Item 5. Operating and Financial Review and Prospects—Results of Operations—Discontinued Operations.”

Share Ownership

As of December 31, 2025, to the best of our knowledge, the members of the Board of Directors of Cemex, S.A.B. de C.V. and our senior management, including their immediate families, owned, collectively, approximately 2.82% of Cemex, S.A.B. de C.V.’s outstanding shares, including shares underlying stock options and restricted securities under our RSIP. This percentage does not include shares held by the extended families of members of our senior management and directors, since, to the best of our knowledge, no voting arrangements or other agreements exist with respect to those shares. Other than David Manuel Martínez Guzmán, who as of December 31, 2025 beneficially owned 1.62% of Cemex, S.A.B. de C.V.’s outstanding capital stock, as of December 31, 2025, to the best of our knowledge, no individual member of the Board of Directors of Cemex, S.A.B. de C.V. or individual member of our senior management beneficially owned one percent or more of any class of Cemex, S.A.B. de C.V.’s outstanding capital stock and each such individual’s share ownership has not been previously disclosed to shareholders or otherwise made public.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The information contained in Amendment No. 17 to a statement on Schedule 13G, filed with the SEC on April 23, 2025, stated that according to their calculations made as of March 31, 2025, BlackRock, Inc. (“BlackRock”) beneficially owned 1,288,528,698 CPOs, representing 8.5% of Cemex, S.A.B. de C.V.’s outstanding capital stock. BlackRock does not have voting rights different from our other non-Mexican holders of CPOs. As required by Cemex, S.A.B. de C.V.’s by-laws, Cemex, S.A.B. de C.V.’s Board of Directors is required to approve BlackRock’s beneficial ownership of Cemex, S.A.B. de C.V.’s outstanding capital stock. Pursuant to the authorizations by Cemex, S.A.B. de C.V.’s Board of Directors, BlackRock is authorized to acquire up to 13% of Cemex, S.A.B. de C.V.’s capital stock with voting rights.

The information contained in a statement on Schedule 13G, filed with the SEC on August 13, 2025, stated that according to their calculations made as of June 30, 2025, Dodge & Cox beneficially owned 950,238,350 CPOs,

CEMEX • 2025 20-F REPORT • 274

PART I

representing 6.6% of Cemex, S.A.B. de C.V.’s outstanding capital stock. Dodge & Cox does not have voting rights different from our other non-Mexican holders of CPOs.

As of December 31, 2025, Cemex, S.A.B. de C.V.’s outstanding capital stock consisted of 29,016,656,496 Series A shares and 14,508,328,248 Series B shares, in each case including shares held by our subsidiaries. These numbers are based on our records, which may differ from those recorded by Indeval.

As of January 1, 2025, all unvested CPOs were changed to ADSs and all awards granted under the RSIP since January 1, 2025 have been, and all future awards granted under the RSIP are expected to be, granted in ADSs.

As of December 31, 2025, 99.99% of Series A shares and 99.99% of Series B shares outstanding were held by the CPO trust. Each CPO represents two Series A shares and one Series B share. A portion of the CPOs is represented by ADSs. As set forth in the Deposit Agreement, holders of ADSs do not have the right to instruct the depositary as to the exercise of voting rights in respect of Series A shares underlying CPOs held in the CPO trust. Under the terms of the CPO trust agreement, Series A shares underlying CPOs held by non-Mexican nationals, including all Series A shares underlying CPOs represented by ADSs, will be voted by the CPO trustee according to the majority of all Series A shares held by Mexican nationals and Series B shares voted at the meeting. However, holders of ADSs will have the right to instruct the depositary to exercise the voting rights of the Series B shares underlying the CPOs represented by ADSs. Voting instructions may be given only with respect to ADSs representing an integral number of Series B shares. If the depositary shall not have received voting instructions from a holder of ADSs on or prior to the ADS voting instructions deadline, such holder shall be deemed, and the depositary and Cemex, S.A.B. de C.V. shall deem such holder, subject to the terms of the Deposit Agreement, to have instructed the depositary to give a discretionary proxy to a person designated by the technical committee appointed pursuant to the CPO trust agreement and which is formed by our employees, to vote the Series B shares underlying the CPOs represented by such holder’s ADSs in his or her discretion. The Series B shares underlying the CPOs represented by ADSs for which no actual or deemed voting instructions have been received will be voted by the trustee for the CPO trust in cooperation with, and under the direction of, a technical committee appointed pursuant to the terms of the CPO trust agreement and which is formed by our employees.

Other than BlackRock and Dodge & Cox, we are not aware of any person that is the beneficial owner of 5% or more of any class of Cemex, S.A.B. de C.V.’s voting securities. Even though the CPO trust is the registered holder of 99.99% of Series A shares and 99.99% of Series B shares of Cemex, S.A.B. de C.V. outstanding as of December 31, 2025, the CPO trust is not the beneficial owner of such shares.

As of December 31, 2025, Cemex, S.A.B. de C.V.’s subsidiaries owned 20.54 million CPOs, representing approximately 0.1416% of Cemex, S.A.B. de C.V.’s outstanding voting stock. These CPOs are voted at the direction of our management. The voting rights of our subsidiaries over those CPOs are the same as those of any other CPO holder. As of the same date, we did not hold any CPOs in derivative instruments hedging expected cash flows of stock options exercises.

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

CEMEX • 2025 20-F REPORT • 275

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

As of December 31, 2025, we had 388 ADS holders of record, holding 641,657,869 ADRs, representing 6,416,578,690 CPOs, or approximately 44.23% of Cemex, S.A.B. de C.V.’s outstanding capital stock as of such date.

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

Pursuant to Mexican law, except when a transaction entered into by Cemex with a related party is executed pursuant to the policies and procedures approved by the Board of Directors of Cemex, S.A.B. de C.V. and (a) the transaction is not material for Cemex, (b) the transaction is entered into in the ordinary course of business on arm’s length terms or supported by specialized third-party valuations, and/or (c) the transaction is entered into with an employee of Cemex on terms similar to those available to any client or pursuant to compensation schemes generally available to employees, the transaction must be approved by Cemex, S.A.B. de C.V.’s Board of Directors with the prior opinion of its Corporate Practices and Finance Committee. In addition to any approvals required by applicable law, pursuant to the policies and procedures approved by the Board of Directors of Cemex, S.A.B. de C.V., a transaction between Cemex and a related party may require approval or ratification by Cemex, S.A.B. de C.V.’s Board of Directors with the prior opinion of its Corporate Practices and Finance Committee (or, in certain circumstances, its Chair) if such transaction can be valued at $120,000 annually or more.

From January 1, 2025 through December 31, 2025, Cemex entered into transactions with related parties for the sale and/or purchase of products, the sale and/or purchase of services and/or the lease of assets, none of which were material to Cemex; and, to the best of Cemex’s knowledge, were not material to the related party, were incurred for non-material amounts for Cemex, and were executed under conditions following the same authorizations applied to other third parties.

These identified transactions, which involved members of Cemex, S.A.B. de C.V.’s Board of Directors and senior management, as applicable, are reviewed by the Corporate Practices and Finance Committee of Cemex, S.A.B. de C.V.’s Board of Directors and approved or ratified at least annually by Cemex, S.A.B. de C.V.’s Board of Directors, as

CEMEX • 2025 20-F REPORT • 276

PART I

per Cemex’s applicable policies on conflicts of interest and related party transactions. These transactions with related parties also include transactions with subsidiaries with significant non-controlling interests, including TCL and Caribbean Cement Company Limited; with other companies in which Cemex has a non-controlling position, including GCC and Lehigh White Cement Company; with companies in which Cemex, S.A.B. de C.V.’s Board of Director members or members of senior management are members of such company’s board of directors, including Banco Santander de Negocios de México, S.A. de C.V. and affiliates, GCC, Grupo ICA, S.A. de C.V. and affiliates, Carza, S.A.P.I. de C.V. and related companies, FEMSA, S.A.B. de C.V., Nemak, S.A.B. de C.V., NEG Natural, S.A. de C.V., Banco Mercantil del Norte, S.A. and affiliates, BBVA México S.A. and affiliates, Smurfit Westrock Group PLC, Productora de Papel, S.A. de C.V., Finsa Real Estate Management III, S. de R.L. de C.V.; and with companies at which members of Cemex’s senior management have family members, like Cementos Españoles de Bombeo, S. de R.L., HSBC México, S.A. and affiliates, and McKinsey & Company Inc. México, S.C. and affiliates, all of which, for the year ended December 31, 2025, were reviewed by the Corporate Practices and Finance Committee of Cemex, S.A.B. de C.V.’s Board of Directors and approved or ratified by the Cemex, S.A.B. de C.V.’s Board of Directors, as per Cemex’s applicable policies on conflicts of interest and related party transactions. None of these transactions proposed or executed in 2025 are material to Cemex or, to the best of our knowledge, the related party.

During the same period, we did not have any outstanding loans to any member of Cemex, S.A.B. de C.V.’s Board of Directors or members of its senior management. For purposes of this analysis, the following transactions were excluded: (i) the sale and purchase of goods between subsidiaries of Cemex, S.A.B. de C.V.; (ii) the sale and/or acquisition of subsidiaries’ shares within subsidiaries of Cemex, S.A.B. de C.V.; (iii) the invoicing of administrative services, rentals, trademarks, and commercial name rights, royalties and other services rendered between two subsidiaries; and (iv) loans between related parties. When market prices and/or market conditions are not readily available, we conduct transfer pricing studies in the countries in which we operate, aiming to comply with regulations applicable to transactions between related parties.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4. Information on the Company—Regulatory Matters and Legal Proceedings.”

Dividends

A declaration of any dividend can be made by Cemex, S.A.B. de C.V.’s shareholders at any AGM. Any dividend declaration is usually based upon the recommendation of Cemex, S.A.B. de C.V.’s Board of Directors. However, Cemex, S.A.B. de C.V.’s shareholders are not obligated to follow the Board of Director’s recommendation. Cemex, S.A.B. de C.V. may only pay dividends from retained earnings included in financial statements that have been approved by Cemex, S.A.B. de C.V.’s shareholders and after all losses have been paid, at least 5% of annual earnings have been set aside in a legal reserve until such reserve equals 20% of its paid-in capital and Cemex, S.A.B. de C.V.’s shareholders have approved the relevant dividend payment. See “Item 10. Additional Information—Taxation—Mexican Tax Considerations—General.” Since Cemex, S.A.B. de C.V. conducts its operations mainly through its subsidiaries, its most significant assets are its investments in those subsidiaries. Consequently, Cemex, S.A.B. de C.V.’s ability to pay dividends to its shareholders is largely dependent upon its ability

CEMEX • 2025 20-F REPORT • 277

PART I

to receive funds from its subsidiaries in the form of dividends, royalties, management fees or otherwise. The Credit Agreements and the indentures governing our outstanding Notes contain certain limitations on Cemex, S.A.B. de C.V.’s ability to declare and pay cash dividends or make other cash distributions to its shareholders. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Indebtedness and Certain Other Obligations—Cemex, S.A.B. de C.V.’s ability to repay debt and execute any shareholder returns is highly dependent on its subsidiaries’ ability to transfer income and dividends to us. As of the date of this annual report, we control publicly listed companies in Trinidad and Tobago and in Jamaica, where this risk is heightened.”

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

Cemex, S.A.B. de C.V. did not declare or pay a dividend in 2023. Pursuant to the resolutions adopted at Cemex, S.A.B. de C.V.’s AGM held on March 22, 2024, Cemex, S.A.B. de C.V. paid a cash dividend to shareholders during the years ended December 31, 2024 and 2025 in four installments of $0.000689 per share ($0.012712 Mexican Pesos per share), $0.000689 per share ($0.013496 Mexican Pesos per share), $0.000689 per share ($0.013886 Mexican Pesos per share) and $0.000689 per share ($0.013974 Mexican Pesos per share). Pursuant to the resolutions adopted at Cemex, S.A.B. de C.V.’s AGM held on March 25, 2025, Cemex, S.A.B. de C.V. paid three installments of a cash dividend to shareholders during the year ended December 31, 2025 of $0.000746 per share ($0.014105 Mexican Pesos per share), $0.000746 per share ($0.013699 Mexican Pesos per share), and $0.000746 per share ($0.013468 Mexican Pesos per share), respectively. See “Item 8. Financial Information—Dividends” for a description of Cemex, S.A.B. de C.V.’s policy on dividend distributions and dividend restrictions and “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to our Shareholder Dividend Program.”

Significant Changes

Except as described herein, no significant change has occurred since the date of our 2025 consolidated financial statements included elsewhere in this annual report.

ITEM 9. THE OFFER AND LISTING

Listing Details

Cemex, S.A.B. de C.V.’s CPOs are listed on the MSE and trade under the symbol “CEMEX.CPO.” Cemex, S.A.B. de C.V.’s ADSs, evidenced by ADRs, are listed on the NYSE and trade under the symbol “CX.”

CEMEX • 2025 20-F REPORT • 278

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

	CPOs(1)(2)			ADSs
Calendar Period	High	Low	Closing	High	Low	Closing

Annual

2021	17.64	10.39	13.99	8.89	5.16	6.78

2022	13.96	6.52	7.88	6.82	3.20	4.05

2023	14.01	7.96	13.22	8.37	4.12	7.75

2024	15.15	10.47	11.68	9.15	5.17	5.64

2025	21.42	10.31	20.67	11.98	5.02	11.49

Quarterly

2024

First quarter	14.86	12.67	14.67	9.01	7.41	9.01

Second quarter	15.15	11.44	11.71	9.15	6.29	6.39

Third quarter	12.75	11.11	12.06	6.88	5.60	6.10

Fourth quarter	12.09	10.47	11.68	6.16	5.17	5.64

2025

First quarter	13.85	11.03	11.55	6.78	5.36	5.61

Second quarter	13.94	10.31	12.95	7.19	5.02	6.93

Third quarter	17.63	13.29	16.40	9.55	7.10	8.99

Fourth quarter	21.42	16.30	20.67	11.98	8.89	11.49

Monthly

2025-2026

October	19.04	16.30	18.88	10.29	8.89	10.15

November	19.37	18.52	19.37	10.79	10.00	10.79

December	21.42	19.35	20.67	11.98	10.60	11.49

January	22.65	20.68	21.68	13.17	11.53	12.48

February	22.27	20.79	21.56	12.94	11.95	12.51

March	21.12	18.00	20.55	12.15	9.99	11.44

April(3)	20.79	20.08	20.76	12.00	11.23	12.00

Source: Based on information from the MSE, BIVA, and NYSE.

(1)	As of December 31, 2025, the 99.99% of Cemex, S.A.B. de C.V.’s outstanding share capital was represented by CPOs.

(2)	Takes into consideration the highest and lowest market quotations either on the MSE or the BIVA, as applicable.

(3)	CPO and ADS prices are as of April 20, 2026.

CEMEX • 2025 20-F REPORT • 279

PART I

The following table sets forth, for the periods indicated, the total traded volume of CPOs on the MSE and the BIVA and ADSs on the NYSE.

Calendar Period	CPOs(1)(2)	ADS(1)

Annual

2021	8,231	2,203

2022	8,987	1,587

2023	11,526	1,631

2024	14,518	2,232

2025	10,058	2,851

Quarterly

2024

First quarter	3,130	398

Second quarter	4,116	433

Third quarter	4,091	737

Fourth quarter	3,180	664

2025

First quarter	2,827	618

Second quarter	2,679	974

Third quarter	2,620	736

Fourth quarter	1,932	523

Monthly

2025-2026

October	782	237

November	538	158

December	611	128

January	667	127

February	809	128

March	1,016	182

April(3)	460	64

Source: Based on information from the MSE, BIVA, and NYSE.

(1)	Amounts in millions.

(2)	Amounts include trading volumes on the MSE and on the BIVA.

(3)	CPO and ADS volumes are as of April 20, 2026.

As of the date of this annual report and during the year ended December 31, 2025, we had no engagement in place for the services of a market maker.

ITEM 10. ADDITIONAL INFORMATION

Articles of Association and By-laws

General

Pursuant to the requirements of Mexican corporation law, Cemex, S.A.B. de C.V.’s articles of association and by-laws (estatutos sociales) have been registered with the Mercantile Section of the Public Registry of Property and Commerce in Monterrey, Nuevo León, Mexico, under entry number 21, since June 11, 1920.

CEMEX • 2025 20-F REPORT • 280

PART I

Cemex, S.A.B. de C.V. is an operating and a holding company engaged directly or indirectly, through its operating subsidiaries, primarily in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates, clinker and other construction materials, and Urbanization Solutions throughout the world. Cemex, S.A.B. de C.V. also owns a substantial part of the intangible assets and intellectual property used by it and its operating subsidiaries in connection with the conduct of their respective business operations worldwide. Cemex, S.A.B. de C.V.’s corporate purpose can be found in Article 2 of Cemex, S.A.B. de C.V.’s by-laws.

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

On March 25, 2025, Cemex, S.A.B. de C.V. held an extraordinary shareholders’ meeting, at which its shareholders approved changes to Articles 23, 27, 28, 31 and 32, as well as the inclusion of a new transitional third article in the by-laws that would: (i) allow Board of Directors and Board of Directors’ committee meetings to be carried out using electronic, optical, or other technologies, and allow the form of corporate documents using electronic signature or similar means; (ii) authorize Cemex’s Board of Directors and CEO, respectively, to represent Cemex in courts and before authorities on labor related matters; and (iii) acknowledge that both members and alternate members of any of Cemex’s Board of Directors’ committees, including those committees of the Board of Directors whose existence is not required by law, will receive as remuneration for their services in the amounts determined by Cemex’s AGM.

Changes in Capital Stock and Preemptive Rights

Subject to certain exceptions discussed below, Cemex, S.A.B. de C.V.’s by-laws allow for a decrease or increase in its capital stock if it is approved by its shareholders at a shareholders’ meeting. Additional shares of Cemex, S.A.B. de

CEMEX • 2025 20-F REPORT • 281

PART I

C.V.’s capital stock, having no voting rights or limited voting rights, are authorized by its by-laws and may be issued upon the approval of its shareholders at a shareholders’ meeting. Cemex, S.A.B. de C.V.’s by-laws provide that, subject to certain exceptions, shareholders have preemptive rights with respect to the class and in proportion to the number of shares of capital stock they hold, in connection with any capital increase in the number of outstanding Series A shares, Series B shares or any other existing series of shares, as the case may be. Subject to certain requirements: (i) under article 53 of the Mexican Securities Market Law, this preemptive right to subscribe is not applicable to increases of Cemex, S.A.B. de C.V.’s capital through public offerings; (ii) under article 56 of the Mexican Securities Market Law, this preemptive right to subscribe is not applicable to shares we have repurchased and which we subsequently place with the public; (iii) under article 210-bis of the General Law of Negotiable Instruments and Credit Operations (Ley General de Títulos y Operaciones de Crédito), this preemptive right to subscribe is not applicable when issuing shares under convertible notes. Preemptive rights give shareholders the right, upon any issuance of shares by us, to purchase a sufficient number of shares to maintain their existing ownership percentages. Pursuant to Cemex, S.A.B. de C.V.’s by-laws and applicable law, preemptive rights must be exercised within 15 days following the publication of the notice of the capital increase through the electronic system established by the Ministry of Economy (Secretaría de Economía) or, in its absence, in the Official Gazette of the State of Nuevo León (Periódico Oficial del Estado de Nuevo León) or in any major newspaper published and distributed in the state of Nuevo León, Mexico.

Holders of ADSs may be restricted in their ability to participate in the exercise of such preemptive rights. See “Item 3. Key Information—Risk Factors—Risks Relating to Ownership of our Securities—Preemptive rights generally available under Mexican law may be unavailable to ADS holders.”

Pursuant to Cemex, S.A.B. de C.V.’s by-laws, significant acquisitions of shares of Cemex, S.A.B. de C.V.’s capital stock and changes of control of Cemex, S.A.B. de C.V. require prior approval from Cemex, S.A.B. de C.V.’s Board of Directors. Cemex, S.A.B. de C.V.’s Board of Directors must authorize in advance any and each transfer of, creation of any encumbrance or lien on, or other transaction, that would result in any person or group of persons becoming a holder of or otherwise acquiring the right to vote 2% or more of Cemex, S.A.B. de C.V.’s voting shares of capital stock. Cemex, S.A.B. de C.V.’s Board of Directors shall consider the following when determining whether to authorize such transfer or other transaction in respect of voting shares: (a) the type of investors involved; (b) if stock prices may be affected or if the number of Cemex, S.A.B. de C.V.’s shares outstanding would be reduced in such way that marketability may be affected; (c) whether the acquisition would result in the potential acquirer exercising a significant influence or being able to obtain control; (d) whether all applicable rules and Cemex, S.A.B. de C.V.’s by-laws have been observed by the potential acquirer; (e) whether the potential acquirers are our competitors or are persons or legal entities participating in companies, entities or persons that are our competitors and whether there is a risk of affecting market competition, or the potential acquirers could have access to confidential and privileged information; (f) the morality and economic solvency of the potential acquirers; (g) the protection of minority rights and the rights of our employees; and (h) whether an adequate base of investors would be maintained. If Cemex, S.A.B. de C.V.’s Board of Directors denies the authorization, or the transfer had been authorized on the basis of false or incorrect information or information had been withheld or the requirements established in Cemex, S.A.B. de C.V.’s by-laws are not complied with, the persons involved in the transfer shall not be entitled to exercise the voting rights corresponding to the transferred shares, such shares shall not be taken into account for the determination of the quorums of attendance and voting at shareholders’ meetings and the transfers shall not be recorded or have any effect in our share registry and the registry undertaken by Indeval.

Any acquisition of shares of Cemex, S.A.B. de C.V.’s capital stock representing 30% or more of its capital stock by a person or group of persons requires prior approval from Cemex, S.A.B. de C.V.’s Board of Directors and, in the event approval is granted, the acquirer has an obligation to make a public offer to purchase all of the outstanding shares of Cemex, S.A.B. de C.V.’s capital stock.

CEMEX • 2025 20-F REPORT • 282

PART I

In the event the requirements for significant acquisitions of shares of Cemex, S.A.B. de C.V.’s capital stock are not met, the persons acquiring such shares will not be entitled to any corporate rights (mainly voting rights) with respect to such shares, such shares will not be taken into account for purposes of determining a quorum for shareholders’ meetings, Cemex, S.A.B. de C.V. will not record such persons as holders of such shares in its share registry and the registry undertaken by Indeval shall not have any effect. Cemex, S.A.B. de C.V.’s by-laws require the stock certificates representing shares of its capital stock to make reference to the provisions in its by-laws relating to the prior approval of Cemex, S.A.B. de C.V.’s Board of Directors for significant share transfers and the requirements for recording share transfers in its share registry. In addition, shareholders are responsible for informing Cemex, S.A.B. de C.V. within five business days whenever their shareholdings reach 5%, 10%, 15%, 20%, 25%, and 30% of Cemex, S.A.B. de C.V.’s capital stock. If a person acquires beneficial ownership (within the meaning of Rule 13d-3 promulgated by the SEC under the Exchange Act) of 20% or more in voting power of the outstanding voting stock of Cemex, S.A.B. de C.V., a change of control will be deemed to have occurred under the Credit Agreements, the indentures governing our Notes and certain other debt agreements of Cemex.

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

CEMEX • 2025 20-F REPORT • 283

PART I

Shareholders’ Meetings and Voting Rights

Shareholders’ meetings may be called by:

•	Cemex, S.A.B. de C.V.’s Board of Directors or the Corporate Practices and Finance Committee or Audit Committee;

•

shareholders representing at least 10% of outstanding and fully paid shares, by making a request to the Chairman of Cemex, S.A.B. de C.V.’s Board of Directors or to the Chair of Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee or Audit Committee; or

•

any shareholder (i) if no meeting has been held for two consecutive years or when the matters referred to in Article 181 of the General Law of Commercial Companies of Mexico (Ley General de Sociedades Mercantiles) (“LGSM”) have not been dealt with or (ii) when, for any reason, the required quorum for valid sessions of the Corporate Practices and Finance Committee and Audit Committee was not reached and the Board of Directors failed to make the appropriate provisional appointments; or

•

a Mexican court of competent jurisdiction, in the event Cemex, S.A.B. de C.V.’s Board of Directors or the Corporate Practices and Finance Committee and Audit Committee do not comply with the valid shareholders’ request described above.

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

An AGM must be held during the first four months after the end of each of Cemex, S.A.B. de C.V.’s fiscal years. Among other matters, pursuant to Mexican law and Cemex, S.A.B. de C.V.’s by-laws, Cemex, S.A.B. de C.V.’s AGM is in charge of the following:

•

reviewing the annual report of Cemex, S.A.B. de C.V.’s CEO, which shall include information on the state of our business and financial statements for the preceding fiscal year, and shall be accompanied by the external auditor’s report (the “CEO’s Report”);

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

CEMEX • 2025 20-F REPORT • 284

PART I

•

electing, removing or replacing the members of Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee and the Audit Committee, including their respective chairs, which are customarily voted on an individual basis;

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

A general extraordinary shareholders’ meeting may be called at any time to deal with any of the matters specified by Article 182 of the LGSM, which include:

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

In order to vote at a meeting of shareholders, shareholders must (i) appear on the list that Indeval and Indeval participants holding shares on behalf of the shareholders prepare prior to the meeting, or (ii) prior to the meeting, deposit the certificates representing their shares at Cemex, S.A.B. de C.V.’s offices or in a Mexican credit institution or brokerage house that operates in accordance with applicable laws in Mexico. The certificate of deposit with respect to the share certificates must be presented to Cemex, S.A.B. de C.V.’s company secretary at least 48 hours before a meeting of shareholders. Cemex, S.A.B. de C.V.’s company secretary verifies that the person in whose favor any certificate of deposit was issued is named in Cemex, S.A.B. de C.V.’s share registry and issues an admission pass authorizing that person’s attendance at the meeting of shareholders. See “Item 3. Key Information—Risk Factors—Risks Relating to Ownership of Our Securities—ADS holders may only indirectly vote the Series B shares represented by the CPOs deposited with the ADS depositary through the ADS depositary and are not entitled to vote the Series A shares represented by the CPOs deposited with the ADS depositary or to attend shareholders’ meetings.”

Cemex, S.A.B. de C.V.’s by-laws provide that a shareholder may only be represented by proxy in a shareholders’ meeting with a duly completed form provided by Cemex, S.A.B. de C.V. authorizing the proxy’s presence. In addition,

CEMEX • 2025 20-F REPORT • 285

PART I

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

The attendance quorum for an AGM upon the first call is 50% of Cemex, S.A.B. de C.V.’s outstanding and fully paid shares. If the quorum is not met upon the first call, a second call to the meeting may be made and the quorum for the ordinary shareholders’ meeting on the second call is any number of Cemex, S.A.B. de C.V.’s outstanding and fully paid shares represented at the meeting. The attendance quorum for an extraordinary shareholders’ meeting upon the first call is 75% of Cemex, S.A.B. de C.V.’s outstanding and fully paid shares and, upon the second and subsequent calls, is 50% of Cemex, S.A.B. de C.V.’s outstanding and fully paid shares.

Rights of Minority Shareholders

Any shareholder or group of shareholders representing 10% or more of Cemex, S.A.B. de C.V.’s voting stock has the right to (i) appoint or remove one member of Cemex, S.A.B. de C.V.’s Board of Directors for each 10% of Cemex, S.A.B. de C.V.’s voting stock they hold, in addition to the directors appointed by the majority, whose appointment may only be revoked by other shareholders when the appointment of all other directors is also revoked; (ii) request the Chairman of Cemex, S.A.B. de C.V.’s Board of Directors or the Chair of Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee or Audit Committee to call a shareholders’ meeting; and (iii) demand a three-day postponement of the voting on any resolution of which they deem they have not been sufficiently informed.

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

CEMEX • 2025 20-F REPORT • 286

PART I

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

Share Repurchases

We may purchase Cemex, S.A.B. de C.V.’s outstanding shares or securities representing such shares up to the maximum amount approved by Cemex, S.A.B. de C.V.’s shareholders at an AGM, which shall not exceed retained earnings. The economic and voting rights corresponding to repurchased shares cannot be exercised during the period the shares are owned by us. Except in the case of public tender offers or auctions authorized by the CNBV, repurchases of our shares or securities representing such shares shall be made on the MSE at the then prevailing market price in accordance with the Mexican Securities Market Law. If we intend to repurchase shares representing more than 1% of Cemex, S.A.B. de C.V.’s outstanding shares at a single trading session, we must inform the public of such intention at least 10 minutes before submitting any bid. If we intend to repurchase shares representing 3% or more of Cemex, S.A.B. de C.V.’s outstanding shares during a period of 20 trading days, we are required to conduct a public tender offer for such shares. We must conduct share repurchases as per the framework authorized by Cemex, S.A.B. de C.V.’s Board of Directors and through the person or persons approved by Cemex, S.A.B. de C.V.’s Board of Directors, through a single broker dealer during the relevant trading session and abstaining from submitting bids during the first and the last 30 minutes of each trading session. We must inform the MSE of the results of any share repurchase no later than the business day following any such share repurchase.

Directors’ and Shareholders’ Conflict of Interest

Under Mexican law, any shareholder who has a conflict of interest with Cemex, S.A.B. de C.V. with respect to any matter is obligated to disclose such conflict and is prohibited from voting on that matter. A shareholder who violates this prohibition may be liable for damages if the relevant matter would not have been approved without that shareholder’s vote.

Under Mexican law, any director who has a conflict of interest with Cemex, S.A.B. de C.V. in any matter must disclose that fact to the other directors and is prohibited from participating and being present during the deliberations and voting on that matter. A director who violates this prohibition will be liable for damages. Additionally, Cemex, S.A.B. de C.V.’s directors may not represent shareholders in our shareholders’ meetings.

Withdrawal Rights

Whenever Cemex, S.A.B. de C.V.’s shareholders approve a change of corporate purpose, change of nationality or transformation from one form of corporate organization to another, Mexican law provides that any shareholder entitled

CEMEX • 2025 20-F REPORT • 287

PART I

to vote on that change who has voted against it may withdraw from Cemex, S.A.B. de C.V. and receive an amount equal to the book value (in accordance with the latest statement of financial position approved by the AGM) attributable to such shareholder’s shares; provided that such shareholder exercises that right within 15 days following the meeting at which the change was approved.

Dividends

At each AGM, a report from Cemex, S.A.B. de C.V.’s CEO, including Cemex, S.A.B. de C.V.’s financial statements and a report on them prepared by the statutory auditors are submitted for approval by Cemex, S.A.B. de C.V.’s shareholders. Cemex, S.A.B. de C.V.’s shareholders, once they have approved the financial statements, determine the allocation of our net income for the preceding year, after provision for income taxes, legal reserve and statutory employee profit sharing payments. All outstanding shares of Cemex, S.A.B. de C.V.’s capital stock are entitled to share equally in a dividend or other distribution.

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

Differences Between Our Corporate Governance Practices and NYSE Standards for Domestic Companies

For a description of significant ways in which Cemex, S.A.B. de C.V.’s corporate governance practices differ from those required of domestic companies under NYSE standards, see “Item 16G. Corporate Governance.”

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

Capital Stock

At our AGM held on March 25, 2021, we approved (a) a decrease in our capital stock, in its variable part, for the amount of Ps 3,150,021.51, through the cancellation of 1,134,484,680 ordinary treasury shares without par value, of which 756,323,120 were Series A shares and 378,161,560 were Series B shares, which were acquired through the repurchase program in 2020; and (b) a decrease in our capital stock, in its variable part, for the amount of Ps 9,466,882.27, through the cancellation of 3,409,510,974 ordinary treasury shares without par value, of which 2,273,007,316 were Series A shares and 1,136,503,658 were Series B shares, which supported new issues of convertible securities and/or to be subscribed and issued through public offering or private subscription, both in Mexico and abroad. The capital stock reductions were made at a theoretical value of Ps 0.00277661 per share.

CEMEX • 2025 20-F REPORT • 288

PART I

During 2021, Cemex did not use the repurchase program authorized at Cemex, S.A.B. de C.V.’s AGMs held on March 26, 2020 and March 25, 2021. As no repurchases of shares or securities representing them took place during 2021, Cemex, S.A.B. de C.V.’s AGM held on March 24, 2022 did not include on its agenda the cancellation of shares repurchased by Cemex, S.A.B. de C.V.

During 2022, under the repurchase programs authorized at Cemex, S.A.B. de C.V.’s AGMs held on March 25, 2021 and March 24, 2022, Cemex, S.A.B. de C.V. repurchased 220.6 million CPOs, at a weighted average price in Mexican Pesos equivalent to $0.5026 per CPO, which was equivalent to an amount of $110.9 million. The shares repurchased during 2022 under such repurchase programs were proposed and subsequently approved for cancellation at Cemex, S.A.B. de C.V.’s AGM held on March 23, 2023.

Cemex, S.A.B. de C.V. did not declare or pay a dividend in 2023. Pursuant to the resolutions adopted at Cemex, S.A.B. de C.V.’s AGM held on March 22, 2024, Cemex, S.A.B. de C.V. paid a cash dividend to shareholders during the years ended December 31, 2024 and 2025 in four installments of $0.000689 per share ($0.012712 Mexican Pesos per share), $0.000689 per share ($0.013496 Mexican Pesos per share), $0.000689 per share ($0.013886 Mexican Pesos per share) and $0.000689 per share ($0.013974 Mexican Pesos per share). Pursuant to the resolutions adopted at Cemex, S.A.B. de C.V.’s AGM held on March 25, 2025, Cemex, S.A.B. de C.V. paid three installments of a cash dividend to shareholders during the year ended December 31, 2025 of $0.000746 per share ($0.014105 Mexican Pesos per share), $0.000746 per share ($0.013699 Mexican Pesos per share), and $0.000746 per share ($0.013468 Mexican Pesos per share), respectively. See “Item 8. Financial Information—Dividends” for a description of Cemex, S.A.B. de C.V.’s policy on dividend distributions and dividend restrictions and “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to our Shareholder Dividend Program.”

As of December 31, 2025, the authorized, issued, subscribed and paid capital stock of the Company was Ps 124,523,042.36. As of December 31, 2025, Cemex, S.A.B. de C.V.’s common stock was represented as below. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to our Stock Repurchase Program.”

	December 31, 2025
	Series A(1)	Series B(2)

Subscribed and paid shares	29,016,656,496	14,508,328,248

Unissued shares authorized for stock compensation programs	881,442,830	440,721,415

	29,898,099,326	14,949,049,663

(1)	As of December 31, 2025, 13,068,000,000 shares correspond to the fixed portion, and 31,779,148,989 shares correspond to the variable portion.

(2)

Series A or Mexican shares must represent at least 64% of Cemex, S.A.B. de C.V.’s capital stock and Series B or free subscription shares must represent at most 36% of Cemex, S.A.B. de C.V.’s capital stock.

Material Contracts

For a description of the material terms relating to the Notes, see “Item 5. Operating and Financial Review and Prospects—Trend Information—Summary of Material Contractual Obligations and Commercial Commitments Notes.”

For a description of the material terms relating to the Credit Agreements, see “Item 5. Operating and Financial Review and Prospects—Trend Information—Summary of Material Contractual Obligations and Commercial Commitments.”

For a description of the material terms relating to the Subordinated Notes, see “Item 5. Operating and Financial Review and Prospects—Trend Information—Summary of Material Contractual Obligations and Commercial Commitments—Subordinated Notes.”

CEMEX • 2025 20-F REPORT • 289

PART I

Exchange Controls

Not applicable.

Taxation

Mexican Tax Considerations

General

The following is a summary of certain Mexican federal income tax considerations relating to the ownership and disposition of Cemex, S.A.B. de C.V.’s CPOs or ADSs.

This summary is based on provisions of the Mexican Federal Income Tax Law (Ley del Impuesto Sobre la Renta) (the “Mexican Income Tax Law”) in effect on the date hereof, which is subject to change (possibly with retroactive effect) or to new or different interpretations, which could affect the continued validity or correctness of this summary. This summary is limited to non-residents of Mexico, as defined below, who own Cemex, S.A.B. de C.V.’s CPOs or ADSs. This summary does not constitute tax advice and does not address all aspects of Mexican Income Tax Law. This summary does not describe any tax consequences arising under the laws, rules or regulations of any state or municipality of Mexico. Holders should consult their tax counsel as to the tax consequences that the purchase, ownership and disposition of Cemex, S.A.B. de C.V.’s CPOs or ADSs may have.

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

CEMEX • 2025 20-F REPORT • 290

PART I

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

The term “U.S. Holder” shall have the same meaning ascribed below under the section “Item 10. Additional Information—U.S. Federal Income Tax Considerations.”

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

CEMEX • 2025 20-F REPORT • 291

PART I

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

For purposes of this summary, a “U.S. Holder” is a beneficial owner of CPOs or ADSs that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created in or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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

CEMEX • 2025 20-F REPORT • 292

PART I

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

CEMEX • 2025 20-F REPORT • 293

PART I

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

The documentation submitted by Cemex, S.A.B. de C.V. to the CNBV, including the annual report filed with the CNBV and the MSE, may be consulted at the MSE at its offices, or on its website at www.bmv.com.mx. Copies of such documentation may be obtained upon request by any investor, by contacting our investor relations team at our offices

CEMEX • 2025 20-F REPORT • 294

PART I

located at Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, San Pedro Garza García, Nuevo León, 66265, Mexico, or by calling +52 81 8888-4327 or +1 (212) 317-6011, attention to Patricio Treviño, or by emailing ir@cemex.com. Additionally, certain information presented by Cemex, S.A.B. de C.V. to the CNBV and the MSE, and information related to Cemex, S.A.B. de C.V., can be found on its website at https://www.cemex.com/es/inversionistas/reportes/.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Item 5. Operating and Financial Review and Prospects—Quantitative and Qualitative Market Disclosure.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12A. DEBT SECURITIES

Not applicable.

ITEM 12B. WARRANTS AND RIGHTS

Not applicable.

ITEM 12C. OTHER SECURITIES

Not applicable.

ITEM 12D. AMERICAN DEPOSITARY SHARES

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

CEMEX • 2025 20-F REPORT • 295

PART I

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

Depositary Payments for the Year Ended December 31, 2025

In 2025, we received $1,814,455.09 (after applicable U.S. taxes and including payments to third parties) from our depositary bank, Citibank, N.A., to reimburse us for contributions towards our investor relations activities (including, but not limited to, investor meetings, conferences, and fees to investor relations service vendors) and other miscellaneous expenses related to the listing of our ADSs on the NYSE.

CEMEX • 2025 20-F REPORT • 296

PART II

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our CEO and CFO, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, and has concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Internal control over financial reporting refers to a process designed by, or under the supervision of, our CEO and CFO and effected by Cemex, S.A.B. de C.V.’s Board of Directors and our management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Under the supervision and with the participation of our management, including our CEO and CFO and principal financial and accounting officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, using the criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

CEMEX • 2025 20-F REPORT • 297

PART II

Attestation Report of the Independent Registered Public Accounting Firm

The report on the audit of the effectiveness of our internal control over financial reporting issued by KPMG Cárdenas Dosal, S.C., a registered public accounting firm appears on page F-1 of this annual report.

For the years ended December 31, 2023, 2024 and 2025, KPMG Cárdenas Dosal, S.C. was our external auditor. As a result of its audit of our consolidated financial statements for the years ended December 31, 2023, 2024 and 2025, KPMG Cárdenas Dosal, S.C. has not issued any adverse or qualified opinion or a disclaimer of opinion.

Changes in Internal Control Over Financial Reporting

We have not identified changes in our internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Cemex, S.A.B. de C.V.’s Board of Directors has determined that it has at least one “audit committee financial expert” (as defined in Item 16A of Form 20-F) serving on its Audit Committee. Mr. Everardo Elizondo Almaguer, who was Chair of the Audit Committee until the AGM of Cemex, S.A.B. de C.V. held on March 25, 2025, and Mr. Ramiro Gerardo Villarreal Morales, who became Chair of the Audit Committee following the AGM of Cemex, S.A.B. de C.V. held on March 25, 2025, meet the requisite qualifications.

ITEM 16B. CODE OF ETHICS

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

CEMEX • 2025 20-F REPORT • 298

PART II

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

(viii) Supplier relations: we look to manage our supplier relationships with honesty, respect, and integrity, offering equal opportunities for all parties. We expect our suppliers to act with the same integrity;

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

(xv) International trade laws: we follow the applicable trade controls, economic sanctions, anti-terrorism and anti-boycott laws and regulations of the countries where we operate and do business, and incorporate sanctions screening into our due diligence to avoid transactions with blacklisted or sanctioned individuals, entities, or countries;

(xvi) Conflicts of interest and corporate opportunities: our employees, officers and directors have an obligation to conduct themselves in an honest and ethical manner and to act in our best interest. Our employees, officers and directors should not engage in situations that present or could present a potential or actual conflict between their personal interests and our interests;

(xvii) Gifts and hospitalities: we do not accept nor give hospitalities of any kind that may influence, or appear to compromise, decision-making on current or future negotiations. We should never seek or structure a negotiation on the basis of any gift, service or hospitality from a customer, supplier, consultant, service provider, or other third-party;

(xviii) Use of Cemex’s assets: employees should never use Cemex assets for their own benefit, and seek that the Company’s assets are not misused by others, stolen or damaged. When using company devices, it is prohibited for employees to create, view, store, request, or distribute anything of an offensive, illegal, or inappropriate nature;

(xix) Political activities: we acknowledge and respect the right of our employees to participate in activities external to the company, such as politics, provided that they are legal in their jurisdiction. Employees are not allowed to conduct political activities at company facilities, use company resources for these activities or engage in these activities on

CEMEX • 2025 20-F REPORT • 299

PART II

company time. We can make political contributions as long as the contributions are allowed by local law and pre-approved internally;

(xx) Data privacy and protection: we are committed to protecting the confidentiality and integrity of personal data to foster trustworthy business relationships. We aim to process personal data fairly and lawfully and provide access to such data within our organization only on a need-to-know basis;

(xxi) Insider trading: we should never transact with Cemex securities while in possession of material non-public information about the company. We should never “tip” others or share material non-public information even if we do not intend to obtain profits for ourselves or others;

(xxii) Intellectual property: we seek the protection of Cemex’s intellectual property and capture innovation to achieve added value and freedom to operate. Cemex recognizes and respects the intellectual property of third parties and intends to prevent and avoid consequences of potential infringement of third parties’ rights;

(xxiii) Accurate records: we look to provide our stakeholders with correct and complete information in a timely manner. Anyone responsible for financial records, or any other Cemex records or reporting, must seek that those records accurately reflect our business activities, are supported by evidence, and are complete, accurate, and timely; and

(xxiv) Communication and use of social media: we should not make any statements outside of Cemex about company performance, initiatives or any other internal matters. We look to keep all confidential matters safe.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $15.6 million in 2025 in connection with the professional services rendered for the audit of our annual financial statements and services normally provided by them relating to statutory and regulatory filings or engagements. In 2024, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $17.3 million for these services.

Audit-Related Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $0.6 million in 2025 and 2024 for assurance and related services reasonably related to the performance of our audit.

Tax Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $1.2 million in 2025 for tax compliance, tax advice and tax planning. In 2024, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $1.0 million for tax-related services.

CEMEX • 2025 20-F REPORT • 300

PART II

All other fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us $0.1 million in 2025 and 2024 for products and services other than those comprising audit fees, audit-related fees and tax fees.

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

During the year ended December 31, 2025, there were no services provided to us by our external auditors that were performed pursuant to the de minimis exception.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

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

Cemex, on a voluntary basis, also complies with the Mexican Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas), promulgated by a committee established by the Mexican Corporate Coordination Board (Consejo Coordinador Empresarial). The Mexican Corporate Coordination Board provides recommendations for better

CEMEX • 2025 20-F REPORT • 301

PART II

corporate governance practices for listed companies in Mexico, and the Mexican Code of Best Corporate Practices has been endorsed by the CNBV.

The following is a summary of significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under the NYSE’s listing standards.

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE

303A.01

Listed companies must have a majority of independent directors on its board of directors.	Pursuant to the Mexican Securities Market Law, Cemex, S.A.B. de C.V. is required to have a board of directors with a maximum of 21 members, of which at least 25% must be independent. Consistent with the provisions of the Mexican Securities Market Law, determination as to the independence of Cemex, S.A.B. de C.V.’s directors is made by Cemex, S.A.B. de C.V.’s shareholders at the time of their election at the corresponding shareholders’ meeting. As of December 31, 2025, Cemex, S.A.B. de C.V.’s Board of Directors had 12 members, of which 83% were independent under the Mexican Securities Market Law. For information on the composition of Cemex, S.A.B. de C.V.’s Board of Directors as of the date of this annual report, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Cemex, S.A.B. de C.V.’s Shareholders’ Meetings—Ordinary General Shareholders Meeting.”

303A.02

A listed company’s board of directors must perform director independence tests and affirmatively determine a director has no material relationship with the listed company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the listed company, after broadly considering all relevant facts and circumstances.	The Mexican Securities Market Law does not provide for a specific definition of “independence;” instead, article 26 of the Mexican Securities Market Law sets forth circumstances under which a director will be disqualified from being considered independent. This differs from the standards set forth in Section 303A.02 of the LCM. Generally, under the Mexican Securities Market Law, a director is not independent (i) if such director is or was, in the 12 months preceding the appointment as director, an employee or officer of the company or its subsidiaries; (ii) if such director is an individual that has significant influence over or other control relationship with the company or its subsidiaries; (iii) if such director is a shareholder that is part of a group that controls the company; (iv) if such director is a client, supplier, debtor, creditor, shareholder, director or employee of a company that is an important client, supplier, debtor or creditor of the company; or (v) if such

CEMEX • 2025 20-F REPORT • 302

PART II

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE
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

Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee operates pursuant to the provisions of the Mexican Securities Market Law and Cemex, S.A.B. de C.V.’s by-laws. As of December 31, 2025 and as of the date of this annual report, Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee is composed of three independent directors under the Mexican Securities Market Law.

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

CEMEX • 2025 20-F REPORT • 303

PART II

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE
merger and acquisitions opportunities as well as asset sales, including financial and related transactions; and carrying out other activities described under Mexican law. Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee meets as required by Cemex, S.A.B. de C.V.’s by-laws and by Mexican laws and regulations. For more information on our Corporate Practices and Finance Committee, see “Item 6. Directors, Senior Management, and Employees—Board Practices—The Audit Committee, the Corporate Practices and Finance Committee, and Other Committees.”

303A.05

Listed companies must have a compensation committee comprised entirely of independent directors.	Under Cemex, S.A.B. de C.V.’s by-laws and Mexican laws and regulations, we are not required to have a compensation committee. However, Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee performs substantially similar functions as would be performed by a compensation committee. For more information on Cemex, S.A.B. de C.V.’s Corporate Practices and Finance Committee, see above and “Item 6. Directors, Senior Management, and Employees-Board Practices—The Audit Committee, the Corporate Practices and Finance Committee, and Other Committees.”

Compensation committee members must satisfy additional independence requirements specific to compensation committee membership.	See above.

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

Cemex, S.A.B. de C.V.’s Audit Committee operates pursuant to the provisions of the Mexican Securities Market Law and Cemex, S.A.B. de C.V.’s by-laws.

As of December 31, 2025 and as of the date of this annual report, Cemex, S.A.B. de C.V.’s Audit Committee is composed of three independent members under the Mexican Securities Market Law. According to Cemex, S.A.B. de C.V.’s by-laws and the Mexican Securities Market Law, all of the members must be independent under the Mexican Securities Market Law.

Cemex, S.A.B. de C.V.’s Audit Committee is responsible for evaluating internal control and procedures and identifying deficiencies; following up with corrective and preventive measures in response to any non-compliance with operation and accounting guidelines and policies; evaluating the performance of

CEMEX • 2025 20-F REPORT • 304

PART II

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE

external auditors and analyzing the reports, opinions, and other information issued by such external auditors; describing and valuing non-audit services performed by external auditors; reviewing financial statements and determining if their approval should be recommended to the Board of Directors; informing the Board of Directors of the state of the company’s internal control, internal audit, and accounting systems, including any breaches detected; supporting the Board of Directors in producing different reports submitted to the shareholders; assessing the effects of any modifications to the accounting policies approved during any fiscal year; reviewing the state of Cemex’s compliance systems and measures taken to strengthen them; reviewing internal audits and deficiencies around operative risks, and approval of evaluation plans to mitigate operative risks and self-audits; identification, evaluation, and follow up on the main risks affecting the company and its subsidiaries; overseeing measures adopted as a result of any observations made by shareholders, directors, executive officers, employees, or any third parties with respect to accounting, internal control, and internal and external audit, as well as any complaints regarding management irregularities; supervising complaints raised by employees, third parties and other stakeholders to report ethical, corruption, and/or compliance matters utilizing confidential methods and other whistleblowing mechanisms; ensuring compliance by the Chief Executive Officer with the resolutions adopted by the shareholders and Board of Directors; and analyzing the risks identified by independent auditors, accounting, internal control, and internal audit areas.

Cemex, S.A.B. de C.V.’s Board of Directors has determined that it has at least one member that qualifies as an “audit committee financial expert,” for purposes of SOX, serving on its Audit Committee. We believe all of the members of the Audit Committee of Cemex, S.A.B. de C.V.’s Board of Directors are financially literate and have experience in accounting and financial administration. See “Item 6. Directors, Senior Management, and Employees—Senior Management and Directors—Board of Directors Skill Matrix.” Cemex, S.A.B. de C.V.’s Audit Committee meets as required by Cemex, S.A.B. de C.V.’s by-laws and by Mexican laws and regulations.

CEMEX • 2025 20-F REPORT • 305

PART II

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE

303A.09

Listed companies must adopt and disclose corporate governance guidelines and to include such information on the company’s website.	Cemex, S.A.B. de C.V.’s by-laws, which are published on the Company’s website, and Mexican laws and regulations, which are public, provide the most relevant corporate governance practices that must be followed by Cemex, S.A.B. de C.V. On an annual basis, we file a report with the MSE regarding our compliance with the Mexican Code of Best Corporate Practices, which is also public.

303A.10

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Cemex, S.A.B. de C.V. has adopted and disclosed a written code of business conduct and ethics that applies to all of our directors, officers and employees.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Shareholder approval is not expressly required under Cemex, S.A.B. de C.V.’s by-laws for the adoption and amendment of an equity compensation plan. However, at our AGM held on March 22, 2024, Cemex, S.A.B. de C.V.’s shareholders resolved to extend the RSIP until December 31, 2028.

CEMEX • 2025 20-F REPORT • 306

PART II

Item 16H. Mine Safety Disclosure
The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 15.1 to this annual report.
ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
ITEM 16J. Insider Trading Policies
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
ITEM 16K. Cybersecurity
Risk Management and Strategy
We regularly assess risks from cybersecurity threats, monitor our information systems for potential vulnerabilities, and test those systems pursuant to our cybersecurity policies, processes, and practices, which are integrated into our overall enterprise risk management system through our Integrated Cyber Risk Management (“
ICRM
”) program. ICRM provides a unifying framework that connects cyber, enterprise, and compliance risk disciplines under a single, measurable governance structure based on the Three Lines of Defense model, with shared taxonomies, quantifiable indicators, and continuous feedback. We strive to mitigate these risks through cybersecurity risk management, strategy, and governance efforts, including the safeguarding of our systems and electronic information through cybersecurity controls, processes, proactive monitoring, and disaster recovery plans designed to minimize business disruptions. Our cybersecurity strategy is grounded in Zero Trust principles, applied across all security domains to strengthen access control, visibility, and risk reduction in intellectual technology (“
IT
”) and operational technology (“
OT
”) environments. This includes a continuous maturity model for ongoing improvement aligned with business and threat evolution.
To protect our information systems from cybersecurity threats, we use various security tools that help identify, escalate, investigate, resolve, and recover from incidents in an appropriate manner. These efforts incorporate frameworks such as ISO 27001:2022 and standards developed by the National Institute of Standards and Technology. We perform periodic scans, network vulnerability assessments, penetration tests, adversary simulations, and risk assessments. We have established processes for third-party management, including risk assessments to identify, assess, and mitigate risks related to service providers.
Our security operations center provides cybersecurity monitoring, correlation, and response to protect digital assets, assisted by AI tools and cyberthreat intelligence services to enhance detection and response efficiency. We maintain an established cybersecurity incident response plan and disaster recovery plans to handle incidents that could cause major disruptions, periodically tested for improvement based on findings, environmental changes, and external assessments
.
We monitor evolving cybersecurity threats, including
AI-driven
attacks and advancements in quantum computing that could impact cryptographic protection. To address long-term risks such as quantum computing, we have initiated a Crypto-Agility program to enhance visibility, governance, and adaptability of our cryptography across applications, systems (IT and OT), certificates, keys and protocols, ensuring resilience without business disruption.

CEMEX
• 2025 20-F REPORT •
 307

PART II

Our employees are encouraged to contribute to cybersecurity efforts. We have implemented awareness and education programs across the company, including phishing simulation campaigns, global webinars, informative materials on threats and best practices, and a formal security training path.
As of December 31, 2025, risks from cybersecurity threats, including emerging threats, have not materially affected the company, though evolving risks such as
AI-powered
threats or quantum advancements could reasonably impact operations, strategy, or financial condition if unmitigated. For more information about these risks, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Operations—We are increasingly dependent on information technology and our systems and infrastructure, as well as those provided by third-party service providers, face certain risks, including cyber-security risks.”
Governance
Our Board of Directors oversees our risk management process, including cybersecurity risks, directly and through its Audit Committee. The Audit Committee oversees our risk management program, which focuses on the most significant risks we face in the short-, intermediate-, and long-term timeframes. The Audit Committee’s meetings include discussions of specific risk areas throughout the year, including those relating to cybersecurity and emerging threats, as well as reports on our enterprise risk profile on an annual basis.
We have a dedicated cybersecurity function that oversees information security strategy, program, governance, and operations, reporting directly to the Vice President of Information Technology (“
VP IT
”). Our VP IT has over 20 years of experience in various information technology and information security roles and a professional certification as Chief Technology Officer from the Massachusetts Institute of Technology. The VP IT reports to the Audit Committee on cybersecurity risks and strategy on a regular basis, including updates on key programs.
Our management takes a risk-based approach in cybersecurity matters and has implemented cybersecurity policies throughout our operations that are designed to address cybersecurity threats and incidents, including those described under “—Risk Management and Strategy” above. Our cybersecurity function is mainly responsible for performing regular risk assessments to identify threats to our operations, businesses, and processes. Our Information Security Committee, a multidisciplinary team headed by our cybersecurity function, evaluates performance metrics, risk mitigation tactics, security policies, and procedures on a regular basis, with broader expertise across relevant domains. It reports to the VP IT every six months on metrics, risks, and strategies for presentation to our Audit Committee.
For more information on our Board of Directors’ Audit Committee’s responsibilities, including those regarding cybersecurity risk management, please see “Item 6. Senior Management and Directors—Directors, Senior Management, and Employees—The Audit Committee, the Corporate Practices and Finance Committee, and Other Committees.”

CEMEX
• 2025 20-F REPORT •

308

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Cemex, S.A.B. de C.V.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Cemex, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated income statements, comprehensive income statements, statements of changes in stockholders’ equity, and cash flows statements for each of the years in the three-year
period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year
period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 24, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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

Evaluation of the goodwill impairment analysis for a group of cash generating units
As discussed in notes 3.7 and 17.1 to the consolidated financial statements, the goodwill balance as of December 31, 2025 was $7,170 million, of which $5,894 million relate to the group of Cash Generating Units in the United States of America (“the US group of CGUs”). The goodwill balance represents 25% of the Company’s total consolidated assets as of December 31, 2025. During 2025, the Company recognized impairment of goodwill of $307 million related to the US group of CGUs. Goodwill is tested for impairment upon the occurrence of internal or external indicators of impairment or at least once a year.
We identified the evaluation of the goodwill impairment analysis for the US group of CGUs as a critical audit matter because the estimated value in use involved a high degree of subjectivity. Specifically, the discount rate and the long-term growth rate used to calculate the value in use of the US group of CGUs were challenging to test and changes to these assumptions could have had a significant impact on the value in use amount.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the goodwill impairment assessment process, including controls related to the determination of the value in use of the US group of CGUs, and the development of the long-term growth rate and discount rate assumptions. We performed sensitivity analyses over the discount rate and the long term growth rate assumptions to assess their impact on the determination of the value in use of the US group of CGUs. We evaluated the Company’s forecasted long-term growth rates for the US group of CGUs by comparing the growth assumptions to publicly available data. We compared the Company’s historical cash flow forecasts to actual results to assess the Company’s ability to accurately forecast. To assess the overall reasonableness of the resulting value in use determination, we evaluated the implied multiples of earnings resulting from the value in use determination against publicly available information of multiples of earnings in market transactions. In addition, we involved our valuation specialists, who assisted in: (1) Evaluating the discount rate for the US group of CGUs, by comparing it with a discount rate range that was independently developed using publicly available data for comparable entities and evaluating the long-term growth rate by comparing it against publicly available data; and (2) performing sensitivity analyses of the value in use of the US group of CGUs by determining an independently developed discount rate and long-term growth rate, and comparing the results of our estimates to the Company’s estimates of value in use.
Evaluation of impairment indicators related to a cement plant
As discussed in Notes 3.7 and 15.1 to the consolidated financial statements, the property, machinery and equipment, net balance as of December 31, 2025 was $11,054 million, of which $448 million relates to the carrying amount of a cement plant in Colombia (“the Plant”). Property, machinery, and equipment assets are evaluated for impairment upon the occurrence of internal or external impairment indicators. As discussed in Note 26.3, the Company is involved in certain legal proceedings related to the Plant.
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

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the identification and assessment of impairment indicators related to the Plant. This included controls related to the evaluation of legal proceedings and the determination of the expected outcome and impact on the assessment of impairment indicators for the Plant. We evaluated the professional qualifications, competence, and capabilities of the in-house
and external counsel of the Company that assessed the current status and the expected outcome of the legal proceedings. We inquired with Company officials responsible for the monitoring of these legal proceedings concerning their current status and expected outcome. We involved legal professionals with specialized skills and knowledge, who assisted in our evaluation of the Company’s external counsel’s assessment of the current status and expected outcome of legal proceedings and the impact on the identification and assessment of impairment indicators related to the Plant by inspecting letters received directly from the Company’s external counsel.
/s/ KPMG Cárdenas Dosal, S.C.
We have not been able to determine the specific year that we began serving as the Company´s auditor;
however
we are aware that we have served as the Company´s auditor since at least 1998.
Monterrey, Nuevo León, México
April 24, 2026

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Cemex, S.A.B. de C.V.:
Opinion on Internal Control Over Financial Reporting
We have audited Cemex, S.A.B. de C.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control
–
Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control
–
Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated income statements, comprehensive income statements, statements of changes in stockholders’ equity, and cash flows statements for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated April 24, 2026 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG Cárdenas
Dosal
, S.C.
Monterrey, Nuevo Leon, Mexico
April 24, 2026

Cemex, S.A.B. de C.V. and Subsidiaries
Consolidated Income Statements
(Millions of U.S. Dollars, except for earnings per share)

		Years ended December 31,
	Note		2025	2024	2023

Revenues	4	$	16,132	16,063	16,404
Cost of sales	6		(10,821)	(10,655)	(10,868)

Gross profit			5,311	5,408	5,536

Operating expenses	7		(3,522)	(3,585)	(3,590)

Operating earnings before other expenses, net	2		1,789	1,823	1,946

Other expenses, net	8		(784)	(1)	(205)

Operating earnings			1,005	1,822	1,741

Financial expense	3.4		(454)	(545)	(529)
Financial income and other items, net	9		148	(379)	16
Share of profit of equity accounted investments	14.1		90	93	98

Earnings before income tax			789	991	1,326

Income tax	21		(385)	(67)	(1,205)

Net income from continuing operations			404	924	121

Discontinued operations	5.2		566	36	78

CONSOLIDATED NET INCOME			970	960	199

Non-controlling interest net income			10	21	17

CONTROLLING INTEREST NET INCOME		$	960	939	182

Basic earnings per share	24	$	0.0221	0.0217	0.0042
Basic earnings per share from continuing operations	24	$	0.0091	0.0209	0.0024

Diluted earnings per share	24	$	0.0218	0.0213	0.0041
Diluted earnings per share from continuing operations	24	$	0.0090	0.0205	0.0023
The accompanying notes are part of these consolidated financial statements.

F-
6

Cemex, S.A.B. de C.V. and Subsidiaries
Consolidated Comprehensive Income Statements
(Millions of U.S. Dollars)

			Years ended December 31,
	Note		2025	2024	2023

CONSOLIDATED NET INCOME		$	970	960	199

Items that will not be reclassified subsequently to the Income Statement
Net actuarial results from defined benefit pension plans	20		(12)	74	(45)
Effects from strategic equity investments	14.2		8	1	(2)
Income tax result recognized directly in other comprehensive income	21.2		5	(11)	5

			1	64	(42)

Items that are, or may be, subsequently reclassified to the Income Statement
Results from derivative instruments designated as cash flow hedges	18.4		76	(140)	(7)
Currency translation results of foreign subsidiaries	22.2		337	(206)	255
Income tax result recognized directly in other comprehensive income	21.2		2	(37)	1

			415	(383)	249

Total items of other comprehensive income (loss), net			416	(319)	207

CONSOLIDATED COMPREHENSIVE INCOME			1,386	641	406
Non-controlling interest comprehensive income (loss)			7	(31)	31

CONTROLLING INTEREST COMPREHENSIVE INCOME		$	1,379	672	375
The accompanying notes are part of these consolidated financial statements.

F-
7

Cemex, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Financial Position
(Millions of U.S. Dollars)

		As of December 31,
	Note	2025	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$1,822	864
Trade accounts receivable	10	1,770	1,582
Other accounts receivable	11	834	715
Inventories	12	1,527	1,485
Assets held for sale and other current assets	13	144	370
Total current assets		$6,097	5,016

NON-CURRENT ASSETS
Investments in associates and joint ventures	14.1	792	753
Other investments and non-current accounts receivable	14.2	212	256
Property, machinery and equipment, net and assets for the right-of-use, net	15	12,168	11,240
Intangible assets, net	16	1,990	1,920
Goodwill	17	7,170	7,441
Deferred income tax assets	21.2	516	673
Total non-current assets		22,848	22,283
TOTAL ASSETS		$28,945	27,299

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Current debt	18.1	1,187	189
Other current financial obligations	18.2	948	927
Trade accounts payable	19.1	3,092	3,090
Income taxes payable	21	438	469
Other current liabilities	19.2	1,682	1,417
Total current liabilities		7,347	6,092

NON-CURRENT LIABILITIES
Non-current debt	18.1	4,457	5,340
Other non-current financial obligations	18.2	868	902
Pensions and other post-employment benefits	20	588	559
Deferred income tax liabilities	21.2	601	548
Other non-current liabilities	19.3	1,446	1,381
Total non-current liabilities		7,960	8,730
TOTAL LIABILITIES		$15,307	14,822

STOCKHOLDERS’ EQUITY
Controlling interest:
Common stock and additional paid-in capital	22.1	7,699	7,699
Other equity reserves and subordinated notes	22.2	(446)	(770)
Retained earnings	22.3	6,077	5,247
Total controlling interest		13,330	12,176
Non-controlling interest	22.4	308	301
TOTAL STOCKHOLDERS’ EQUITY		13,638	12,477
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$28,945	27,299
The accompanying notes are part of these consolidated financial statements.

F-
8

Cemex, S.A.B. de C.V. and Subsidiaries
Consolidated Cash Flows Statements
(Millions of U.S. Dollars)

		Years ended December 31,
	Note	2025	2024	2023
OPERATING ACTIVITIES
Consolidated net income		$970	960	199
Discontinued operations		566	36	78
Net income from continuing operations		404	924	121
Adjustments for:
Depreciation and amortization of assets	6, 7	1,291	1,234	1,173
Impairment losses of long-lived assets	8	538	122	43
Share of profit of equity accounted investments	14.1	(90)	(93)	(98)
Results on sale of associates, fixed assets and others		(76)	(172)	(41)
Financial expense, financial income and other financial items, net		306	924	513
Income taxes	21	385	67	1,205
Decrease (increase) in working capital, excluding income taxes		(32)	223	192
Cash flows provided by operating activities from continuing operations		2,726	3,229	3,108
Interest paid		(446)	(551)	(524)
Income taxes paid	21	(301)	(854)	(488)
Net cash flows provided by operating activities from continuing operations		1,979	1,824	2,096
Net cash flows (used in) provided by operating activities from discontinued operations		(4)	155	192
Net cash flows provided by operating activities after interest and income taxes		1,975	1,979	2,288
INVESTING ACTIVITIES
Investment in property, machinery and equipment, net	15	(947)	(987)	(852)
Investment in intangible assets, net	16	(265)	(296)	(207)
Disposal (acquisition) of subsidiaries and associates, net	5, 14.1	965	1,020	(189)
Non-current assets and others, net		57	35	21
Cash flows used in investing activities from continuing operations		(190)	(228)	(1,227)
Net cash flows used in investing activities from discontinued operations		(7)	(100)	(115)
Net cash flows used in investing activities		(197)	(328)	(1,342)
FINANCING ACTIVITIES
Proceeds from new debt instruments	18.1	2,078	5,048	2,938
Debt repayments	18.1	(2,227)	(5,497)	(3,840)
Issuance of subordinated notes	22.2	989	—	992
Other financial obligations, net	18.2	(285)	(292)	(274)
Dividends paid	22.1	(127)	(90)	—
Shares in trust for future deliveries under share-based compensation	23	(49)	(52)	(45)
Repayment of subordinated notes and changes in non-controlling interests	22	(1,010)	(2)	(62)
Derivative financial instruments	18.4	(5)	(37)	(189)
Coupons on subordinated notes	22	(99)	(143)	(120)
Non-current liabilities, net		(61)	(188)	(101)
Net cash flows used in financing activities		(796)	(1,253)	(701)
Increase in cash and cash equivalents from continuing operations		993	343	168
Increase (decrease) in cash and cash equivalents from discontinued operations		(11)	55	77
Foreign currency translation effect on cash		(24)	(158)	(116)
Cash and cash equivalents at beginning of period		864	624	495
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$1,822	864	624
Changes in working capital, excluding income taxes:
Trade accounts receivable		$(34)	56	(27)
Other accounts receivable and other assets		61	(45)	21
Inventories		83	196	68
Trade accounts payable		(225)	159	(45)
Other accounts payable and accrued expenses		83	(143)	175
Decrease (increase) in working capital, excluding income taxes		$(32)	223	192
The accompanying notes are part of these consolidated financial statements.

F-
9

Cemex, S.A.B. de C.V. and Subsidiaries
Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

	Note		Common stock	Additional paid-in capital	Other equity reserves and subordinated notes	Retained earnings	Total controlling interest	Non-controlling interest	Total stockholders’ equity
Balance as of December 31, 2022		$	318	7,492	(1,555)	4,246	10,501	408	10,909
Net income for the period			—	—	—	182	182	17	199
Other comprehensive income for the period			—	—	193	—	193	14	207
Total of other comprehensive income for the period	22.2		—	—	193	182	375	31	406
Cancellation of own shares by shareholders’ resolution	22.1		—	(111)	111	—	—	—	—
Shares in trust for future deliveries under share-based compensation	23		—	—	(45)	—	(45)	—	(45)
Issuance of subordinated notes	22.2		—	—	992	—	992	—	992
Changes in non-controlling interest	22.4		—	—	—	—	—	(87)	(87)
Share-based compensation	23		—	—	61	—	61	—	61
Coupons accrued on subordinated notes	22.2		—	—	(120)	—	(120)	—	(120)
Balance as of December 31, 2023			318	7,381	(363)	4,428	11,764	352	12,116
Net income for the period			—	—	—	939	939	21	960
Other comprehensive loss for the period			—	—	(267)	—	(267)	(52)	(319)
Total of other comprehensive income for the period	22.2		—	—	(267)	939	672	(31)	641
Dividends declared	22.1		—	—	—	(120)	(120)	—	(120)
Shares in trust for future deliveries under share-based compensation	23		—	—	(52)	—	(52)	—	(52)
Changes in non-controlling interest	22.4		—	—	—	—	—	(20)	(20)
Share-based compensation	23		—	—	55	—	55	—	55
Coupons accrued on subordinated notes	22.2		—	—	(143)	—	(143)	—	(143)
Balance as of December 31, 2024			318	7,381	(770)	5,247	12,176	301	12,477
Net income for the period			—	—	—	960	960	10	970
Other comprehensive income for the period			—	—	419	—	419	(3)	416
Total of other comprehensive income for the period	22.2		—	—	419	960	1,379	7	1,386
Dividends declared	22.1		—	—	—	(130)	(130)	—	(130)
Issuance of subordinated notes	22.2		—	—	989	—	989	—	989
Repurchase of subordinated notes	22.2		—	—	(992)	—	(992)	—	(992)
Shares in trust for future deliveries under share-based compensation	23		—	—	(49)	—	(49)	—	(49)
Share-based compensation	23		—	—	84	—	84	—	84
Coupons accrued and premiums on subordinated notes	22.2		—	—	(127)	—	(127)	—	(127)
Balance as of December 31, 2025		$	318	7,381	(446)	6,077	13,330	308	13,638
The accompanying notes are part of these consolidated financial statements.

F-
10

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
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
The shares of Cemex, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) (Certificados de Participación Ordinaria) under the symbol “Cemex.CPO.” Each CPO represents two series “A” shares and one series “B” share of the common stock of Cemex, S.A.B. de C.V. In addition, Cemex, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.
The terms “Cemex, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the consolidated financial statements refer to Cemex, S.A.B. de C.V. without its consolidated subsidiaries. The terms “the Company” or “Cemex” refer to Cemex, S.A.B. de C.V. together with its consolidated subsidiaries.
The issuance of these consolidated financial statements was authorized by the Board of Directors of the Parent Company on February 4, 2026, considering the favorable recommendation of its Audit Committee. These financial statements were approved by the annual general ordinary shareholders’ meeting of the Parent Company on March 26, 2026.

2)	BASIS OF PRESENTATION AND DISCLOSURE
The consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, were prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
Note 3 describes Cemex’s material accounting policies. Accounting policy information is considered material if, together with other financial information included in the entity’s financial statements, it could reasonably influence the decision of primary users.
Presentation currency and definition of terms
The consolidated financial statements and accompanying notes are presented in Dollars of the United States, unless otherwise specified. All amounts in these financial statements are stated in millions, except for earnings per share and prices per share. References to “U.S. Dollar,” “Dollar,” or “$” indicate Dollars of the United States. “Ps” or “Pesos,” refer to Mexican Pesos, “€” or “Euros,” to the currency used in some European Union (“EU”) countries and “£” or “Pounds,” to British Pounds sterling. Previously reported Dollar amounts for prior years are restated using closing exchange rates as of the reporting date if related transactions in other currencies remain unsettled. Dollar amounts should not be interpreted as actual amounts or as convertible at the stated rates.
Amounts disclosed in the notes regarding outstanding tax and legal proceedings (notes 21.4 and 26), originate from jurisdictions where currencies differ from the Dollar. These amounts are presented in Dollar equivalents as of the end of the most recent year. Therefore, without any change to the original currency, these Dollar amounts may fluctuate over time due to exchange rate changes.
Discontinued operations (note 5.2)
Cemex reports as discontinued operations any component that has been disposed of or classified as held for sale and represents a separate major line of business, geographical area, or is part of a single disposal plan. The Income Statements and the Cash Flow Statements for prior periods were presented to consider the effects of additional discontinued operations that occurred in 2025.
Income Statements
Cemex presents the line item “Operating earnings before other expenses, net” as a relevant subtotal for determining “Operating EBITDA” (Operating earnings before other expenses, net plus depreciation and amortization), which is calculated as operating earnings before other expenses, net, plus depreciation and amortization. This subtotal facilitates reconciliation between IFRS financial statements and the non-IFRS
measure of Operating EBITDA. “Other expenses, net” primarily includes revenues and expenses not directly related to Cemex’s core activities or that are non-recurring,
such as impairment losses on long-lived assets, results from assets disposal, and restructuring costs, among others (note 8). Under IFRS, the use of subtotals such “Operating earnings before other expenses, net” and the presentation of the Income Statement can vary significantly by industry and companies according to specific needs and requirements. Operating EBITDA is not a measure of operating performance, cash flows or financial position under IFRS.

F-
11

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Income Statements - continued
However, Cemex’s chief executive officer uses Operating EBITDA to assess operating performance, profitability and resource allocation. Moreover, most of Cemex’s creditors also use this measure to evaluate the Company’s ability to fund capital expenditures, service or incur debt, and meet financial covenants. Cemex discloses Operating EBITDA in notes 5.3 and 18.1. Operating EBITDA may not be comparable to similarly titled measures used by other companies.
Cash Flow statements
The Cash Flow statements exclude transactions that do not involve actual sources or uses, as detailed below:

•	Increases in other financing obligations related to lease contracts and the corresponding increases in right-of-use assets (notes 15.2 and 18.2); and

•	Portion of dividends declared during the year that remains payable as of December 31, 2025, for $33 (notes 22.1 and 22.3).
Newly issued IFRS adopted in 2025
Beginning January 1, 2025, Cemex adopted IFRS amendments that did not result in any material impact on its results of operation or financial position, and which are explained as follows:

Standard	Main topic
Amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates – Lack of Exchangeability
The amendments require entities to consistently assess whether a currency is exchangeable into another currency. If not, entities must determine the appropriate exchange rate and provide the related disclosures.

3)	MATERIAL ACCOUNTING POLICIES

3.1)	PRINCIPLES OF CONSOLIDATION
The consolidated financial statements comprise Cemex, S.A.B. de C.V. and all controlled entities. Intercompany balances and transactions are eliminated upon consolidation. Investments in associates and jointly controlled entities are accounted for using the equity method, which recognizes the original cost and Cemex’s share of the investee’s equity and earnings after acquisition.

3.2)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS
Preparing financial statements under IFRS requires management to make estimates and assumptions that impact reported assets, liabilities, revenues and expenses, as well as the disclosure of contingent items. These assumptions are reviewed regularly based on available information. Actual results may differ from these estimates in future years. Main items subject to significant estimates and assumptions include lease accounting, impairment testing of long-lived assets and goodwill, recognition of deferred income tax balances, uncertain tax positions, fair value measurement of financial instruments, employee benefit assets and liabilities and contingent liabilities.

3.3)	FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS
Transactions in foreign currencies are recorded in each consolidated entity’s functional currency at the exchange rates in effect on the transaction dates. Monetary assets and liabilities in foreign currencies are translated at the exchange rate on the statement of financial position date. Resulting foreign exchange fluctuations are recognized in the Income Statements, except for those arising from: 1) foreign currency debt related to the acquisition of foreign entities; and 2) balances with related parties in foreign currency that are not expected to be settled in the foreseeable future and are considered permanent investment. These specific exchange fluctuations are recorded in “Other equity reserves,” as part of the foreign currency translation adjustment (note 22.2) until the foreign net investment is disposed of. At that time, the accumulated amount in equity is recognized in the Income Statement as part of the gain or loss on disposal.
Financial statements of consolidated entities are prepared in their functional currency and translated to Dollars. The statement of financial position uses the closing exchange rate, while Income Statements use the monthly closing rates for the period. The functional currency is the currency in which each entity primarily generates and expenses cash. Translation effects are included in “Other equity reserves” and presented in the statement of other comprehensive income as part of the foreign currency translation until the consolidated entity is disposed of (note 22.2).
For functional currency purposes, the Parent Company is considered to have two divisions. The financial and holding activities use the Dollar as the functional currency for all related assets, liabilities and transactions. The operating activities in Mexico use the Peso as the functional currency for all related assets, liabilities and transactions associated with these activities.

F-
12

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Foreign currency transactions and translation of foreign currency financial statements - Continued
The most significant closing exchange rates for the statement of financial position and the approximate average exchange rates (as determined using the closing exchange rates of each month within the period) for the Income Statements with respect to Cemex’s main functional currencies to the Dollar as of December 31, 2025, 2024 and 2023, were as follows:

	2025		2024		2023
Currency	Closing	Average	Closing	Average	Closing	Average
Peso	18.01	19.19	20.83	18.55	16.97	17.63
Euro	0.8513	0.8851	0.9654	0.9265	0.9059	0.9227
British Pound Sterling	0.7420	0.7573	0.7988	0.7819	0.7852	0.8019

3.4)	FINANCIAL INSTRUMENTS
Classification and measurement of financial instruments
Financial assets are classified as “Held to collect” and measured at amortized cost whether they meet both of the following conditions and are not designated at fair value through profit or loss: a) they are held within a business model focused on collecting contractual cash flows; and b) their contractual terms result in cash flows on specified dates that are solely payments of principal and interest. Amortized cost is the net present value of the consideration receivable or payable at the transaction date. This classification includes the following categories:

•
Cash and cash equivalents. This category includes available cash and low-risk,
highly liquid short-term investments that are readily convertible to known amounts of cash. These investments, including overnight placements, yield fixed returns and have a maturity of less than three months from the investment date.

•
Trade accounts receivable, other current accounts receivable and other current assets (notes 10, 11 and 13). Cemex initially recognizes these short-term assets at the original transaction amount, less expected credit losses.

•
Trade accounts receivable sold under securitization programs, where Cemex retains a residual interest or continued involvement in the assets in case of recovery failure, do not qualify for derecognition and remain on the statement of financial position (notes 10 and 18.2).

•	Investments and non-current accounts receivable (note 14.2). Subsequent changes in amortized cost are recognized in the Income Statement under “Financial income and other items, net.”
Certain strategic investments are measured at fair value through other comprehensive income within “Other equity reserves” (note 14.2). Cemex does not hold financial assets classified as “Held to collect and sell,” where the business model is to collect contractual cash flows and subsequently sell the assets. Financial assets not classified as “Held to collect” or lacking strategic characteristics are measured at fair value through the Income Statement under “Financial income and other items, net” (note 14.2).
Debt instruments and other financial obligations are classified as “Loans” and measured at amortized cost (notes 18.1 and 18.2). Consolidated financial expenses reflect the interest on Cemex’s debt instruments, measured using the effective interest rate. Accrued interest is recognized in “Other accounts payable and accrued expenses” against financial expense. During the reporting periods, Cemex did not have any financial liabilities voluntarily recognized at fair value or associated with fair value hedging strategies using derivative financial instruments.
Derivative financial instruments are recognized as assets or liabilities in the statement of financial position at estimated fair value. Changes in fair value are recognized in the Income Statement under “Financial income and other items, net” for the period in which they occur, except for hedging instruments as described below.
Hedging instruments (note 18.4)
A hedging relationship is established to the extent the entity considers, based on the analysis of the overall characteristics of the hedging and hedged items, that the hedge will be highly effective in the future and the hedge relationship at inception is aligned with the entity’s reported risk management strategy (note 18.5). The accounting categories of hedging instruments are cash flow hedge and net investment hedge in foreign subsidiaries.

F-
13

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Hedging instruments - continued
In cash flow hedges, the effective portion of changes in fair value of derivative instruments is recognized in stockholders’ equity within “Other equity reserves” and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. In hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result within “Other equity reserves” (note 3.3), whose reversal to earnings would take place upon disposal of the foreign investment. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, Cemex believes the risk of non-performance
of the obligations agreed to by such counterparties to be minimal.
Impairment of financial assets
Impairment losses of financial assets, including trade accounts receivable, are recognized using the Expected Credit Loss model (“ECL model”) for the entire lifetime of such financial assets on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if a loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. For purposes of the ECL model of trade accounts receivable, on a country-by-country
basis, Cemex segments its accounts receivable by type of client, homogeneous credit risk and days past due and determines for each segment an average rate of ECL, considering actual credit loss experience generally over the last 12 months and analyses of future delinquency, that is applied to the balance of the accounts receivable. The average ECL rate increases in each segment of days past due until the rate is 100% for the segment of 365 days or more past due.
Costs incurred in the issuance of debt or borrowings
Direct costs related to debt issuances, borrowings, or debt refinancing and modifications that do not result in debt extinguishment are added to the carrying amount of the debt and amortized as financial expense over the instrument’s term using the effective interest rate. These costs include commissions and professional fees. Costs incurred in the extinguishment of debt, as well as debt refinancing or modifications to debt agreements, when the new instrument is substantially different from the old instrument according to a qualitative and quantitative analysis, are recognized in the Income Statement as incurred.
Leases (notes 15.2 and 18.2)
At contract inception, Cemex evaluates whether the contract is, or contains, a lease. A contract is considered a lease if it grants the right to control the use of an identified asset for a period in exchange for consideration. Leases are recognized as financial liabilities and corresponding right-of-use,
measured at commencement date as the net present value of future fixed payments. The interest rate used is either the interest rate implicit in the lease or, if unavailable Cemex’s incremental borrowing rate. Cemex determines this rate by referencing external financing sources and adjusting for the lease term, asset type, and economic environment.
Cemex does not separate
non-lease
components from lease component within the same contract. Lease payments used to measure lease liability include fixed contractual rental payments, less incentives, fixed payments for non-lease
components and the value of a purchase option if it is highly probable to be exercised or considered a bargain. Interest on financial obligations related to lease contracts is recognized as “Financial expense” in the Income Statement.
At the commencement date or when modifying a lease contract component, Cemex allocates consideration to each lease component based on its relative stand-alone prices. Cemex applies the recognition exception for lease with terms of 12 months or less and for contracts involving low-value
assets, recognizing lease payment for these leases as rental expense in the Income Statement.
The lease liability is measured at amortized cost using the effective interest method as payments are incurred. It is remeasured if: a) future lease payments change due to an index or rate adjustments, b) the expected amount payable under a residual guarantee changes, c) the Company revises its assessment of whether to exercise a purchase, extension or termination option, or d) there is a revised in-substance
fixed lease payment. When the lease liability is remeasured, the carrying amount of the right-of-use
asset is adjusted. If the asset has been reduced to zero, the adjustment is recognized within “Financial income and other items, net.”
Embedded derivative financial instruments
Cemex reviews its contracts to identify embedded derivatives. Identified embedded derivatives are analyzed to determine if they need to be separated from the host contract and recognized in the statement of financial position as assets or liabilities.

F-1
4

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

3.5)	PROPERTY, MACHINERY AND EQUIPMENT AND ASSETS FOR THE RIGHT-OF-USE (note 15)
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

3.6)	BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS (notes 5.1, 16 and 17)
The consideration transferred in business combinations is allocated to all assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. Any unallocated portion of the consideration transferred represents goodwill, which is not amortized and is subject to periodic impairment tests (note 3.7). Costs associated with the acquisition are recognized in the Income Statement as incurred.
Intangible assets are recognized at their acquisition or development cost, as applicable, when probable future economic benefits are identified and there is evidence of control over such benefits. Definite life intangible assets are amortized on a straight-line basis or using the units-of-production
method, as applicable, as part of operating costs and expenses (notes 6 and 7). Direct costs incurred in the development stage of computer software for internal use are capitalized and amortized through the operating results over the useful life of the software, which, on average, is five years.

3.7)	IMPAIRMENT OF LONG-LIVED ASSETS (notes 15, 16 and 17)
Property, machinery and equipment, assets for the
right-of-use,
intangible assets of definite life and other investments
Assets are evaluated for impairment when internal or external indicators arise. Impairment losses, representing the amount by which the asset’s carrying value exceeds its recoverable amount, are recorded in “Other expenses, net.” Recoverable amounts are based on the net present value of projected future cash flows over the asset’s useful life or, when available, the asset’s fair value.
Goodwill
Goodwill is tested for impairment at least annually, during the last quarter, or when there are internal or external indicators suggesting potential impairment. This testing is conducted at the level of the group of Cash-Generating Units (CGUs) to which goodwill has been allocated. The recoverable amount is determined by taking the higher of the value in use, which is calculated as the net present value of estimated future cash flows over five years plus terminal value, or the fair value of the group of CGUs if it can be measured. If the recoverable amount is lower than the net book value of the group of CGUs, an impairment loss is recognized under “Other expenses, net” in the Income Statement. Impairment charges recognized on goodwill cannot be reversed in subsequent periods. For impairment testing, consolidated goodwill is allocated to country level groups of CGUs, which is also the level at which management internally monitors goodwill.

3.8)	PROVISIONS (notes 19, 25 and 26)
Cemex recognizes provisions for legal or constructive obligations arising from past events that require cash outflows or the transfer of the Company’s resources. As of December 31, 2025 and 2024, significant proceedings contributing to Cemex’s current and non-current
liabilities and provisions are described in notes 19.2 and 19.3.
Contingent obligations or losses are disclosed qualitatively in the notes to consolidated financial statements. Long-term commitments with third parties, such as supply contracts, are recognized on an incurred or accrued basis, reflecting the substance of the agreements. Relevant commitments are disclosed in the notes.

F-1
5

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

3.9)	PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS (note 20)
Defined contribution pension plans
The costs of defined contribution pension plans are recognized in the operating results as they are incurred. Liabilities arising from such plans are settled through cash transfers to the employees’ retirement accounts, without generating future obligations.
Defined benefit pension plans and other post-employment benefits
Costs related to defined benefit pension plans and other post-employment benefits, including health care, life insurance and seniority premiums, are recognized as employees render services. These costs are determined using actuarial estimations of the present value of benefits, based on advice from external actuaries. For certain pension plans, Cemex has established irrevocable trust funds to cover future benefit payments, referred to as plan assets. Plan assets are measured at fair value as of the statement of financial position date. All actuarial gains and losses for the period, including differences between projected and actual actuarial assumptions and between expected and actual returns on plan assets, are recognized as part of “Other items of comprehensive income, net” within stockholders’ equity.
Service cost, reflecting the increase in obligations for additional employee benefits earned during the period, is recognized as operating cost and expense. Net interest cost, arising from changes in obligations due to net present value adjustments and changes in the estimated fair value of plan assets, is recognized in “Financial income and other items, net.”
Termination benefits
Termination benefits, not associated with a restructuring event, which mainly represent severance payments, are recognized in the operating results for the period in which they are incurred. In the event of restructuring, the expenses are recognized within “Other expenses, net” (note 8).

3.10)	INCOME TAXES (note 21)
The income taxes reflected in the Income Statement include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary, reflecting any uncertainty in income tax treatments and include the effects measured in each subsidiary by applying the enacted statutory income tax rate at the end of the reporting period. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.
Deferred income taxes
Deferred tax assets are reviewed at each reporting date and are derecognized if it is not probable that the related tax benefit will be realized. Cemex considers the total amount of tax loss carryforwards it expects will not be rejected by tax authorities, based on available evidence and the likelihood of recovery before expiration, using estimated future taxable income. In assessing the probability of recovery, Cemex evaluates all relevant positive and negative evidence, including market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current and potential changes in tax structure, tax planning strategies, and future reversals of temporary differences. Deferred income tax assets and liabilities from different tax jurisdictions are not offset.
Uncertain tax positions
The income tax effects of uncertain tax positions are recognized when it is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position with full knowledge of all relevant information. For each position, Cemex considers its probability, regardless of its relation to any broader tax settlement. The probability threshold represents management’s positive assertion that Cemex is entitled to the economic benefits of a tax position. If a tax position is considered not probable to be sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the Income Statements based on the Company’s analysis of the nature of such interest and penalties, considering recent IFRS Interpretations Committee guidance.
Effective income tax rate
The effective income tax rate is calculated by dividing “Income tax” by “Earnings before income tax.” This rate is subsequently reconciled with Cemex’s statutory tax rate in Mexico. Differences between Mexico’s 30% statutory tax rate and the tax rates in other countries where Cemex operates, as well as variations in expense recognition for financial reporting and tax purposes, significantly influence this reconciliation (note 21.3).

6

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Effective tax rate - continued
For the years ended December 31, 2025, 2024 and 2023, the statutory tax rates for Cemex’s operating segments were as follows:

Country	2025	2024	2023
Mexico	30.0%	30.0%	30.0%
United States	21.0%	21.0%	21.0%
Europe	9.0% - 28.2%	9.0% - 28.2%	9.0% - 28.2%
Middle East and Africa	9.0% - 23.0%	9.0% - 23.0%	22.5% - 23.0%
SCA&C	9.0% - 35.0%	9.0% - 35.0%	5.5% - 35.0%
Cemex’s current and deferred income tax amounts in the Income Statement for the period are highly variable. This variability depends on taxable income in each jurisdiction, which is influenced by sales volumes and prices, costs, exchange rate fluctuations, interest on debt, and estimated tax assets based on expected future taxable gains.

3.11)	STOCKHOLDERS’ EQUITY
Other equity reserves and subordinated notes (note 22.2)
Groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity, and includes the comprehensive income, which reflects certain changes in stockholders’ equity that do not result from investments by owners and distributions to owners, as well as Subordinated Notes (note 22.2).
The most significant items within “Other equity reserves and subordinated notes” during the reported periods are as follows:
Items of “Other equity reserves and subordinated notes” included in the determination of other comprehensive income:

•
Currency translation effects from the translation of foreign subsidiaries, including a) exchange results from foreign currency debt related to the acquisition of foreign subsidiaries; and b) exchange results from foreign currency related parties’ balances that are of a non-current
investment class (note 3.3);

•
The effective portion of the valuation and liquidation effects from derivative financial instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 3.4);

•	Changes in fair value of other investments in strategic securities (note 3.4); and

•	Current and deferred income taxes during the period arising from items which effects are directly recognized in stockholders’ equity.
Items of “Other equity reserves and subordinated notes” not included in the determination of other comprehensive income:

•	Effects related to controlling stockholders’ equity for changes or transactions affecting non-controlling interest stockholders in Cemex’s consolidated subsidiaries;

•
Effects attributable to controlling stockholders’ equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid on perpetual debentures;

•	The balance of Subordinated Notes with no fixed maturity and any interest accrued thereof; and

•	The cancellation of the Parent Company’s shares held by consolidated entities or held in trust for the liquidation of executive long-term share-based compensation.

3.12)	EXECUTIVE SHARE-BASED COMPENSATION (note 23)
Share-based payments to executives are defined as equity instruments when services received from employees are settled by delivering shares of the Parent Company; or as liability instruments when Cemex commits to making cash payments to the executives upon exercising the awards based on changes in the Parent Company stock (intrinsic value). The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in the operating results during the periods in which the executives release any restriction. Cemex does not grant liability instruments.

F-
17

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

3.13)	ALLOWANCES RELATED TO EMISSIONS OF CO 2
In certain countries where Cemex operates, including the EU countries and the United Kingdom, among others, mechanisms aimed at reducing carbon dioxide emissions have been established, such as the European Union’s emissions trading system (“EU ETS”) and the United Kingdom’s emissions trading system (“UK ETS”), respectively, by means of which, under the outstanding rules, the relevant environmental authorities have granted annually to the entities that release CO
2
,
such as the cement industry, certain number of carbon emission rights (“Allowances”) free of cost. Entities in turn must submit to such environmental authorities at the end of the compliance period, Allowances for a volume equivalent to the tons of CO
2
released. Companies must buy additional Allowances to meet deficits between actual CO
2
emissions during the compliance period and Allowances received. In general, failure to deliver the required Allowances is subject to significant monetary penalties. Entities may also dispose of any surplus of Allowances in the market. The trend is that Allowances received free of cost will be reduced over time from 2026 to zero by 2034 so that entities are compelled to act and gradually reduce the aggregate volume of emissions. EU ETS and UK ETS rules are periodically reviewed to ensure they remain effective and aligned with the EU’s and UK’s climate goals respectively. Forward purchase commitments are in place to address a significant portion of the projected deficit for 2029 and 2030 (note 25.1).
Cemex accounts for the effects associated with CO
2
emission reduction mechanisms as follows:

•	Allowances received without payment are recognized at zero cost in the statement of financial position.

•	Revenues from the sale of excess Allowances is recognized in the Income Statement in the period it occurs.

•	Allowances acquired to hedge expected CO 2 emissions deficits for internal use only are recognized as intangible assets at cost and allocated to the cost of sales during the relevant compliance period.

•	Cemex accrues a provision at market value against the cost of sales if current CO 2 emissions exceed available emission rights and additional Allowances have not yet been acquired.

3.14)	CONCENTRATION OF CREDIT
Cemex primarily sells to construction industry distributors, with no specific geographic concentration within its operating countries. For the years ended December 31, 2025, 2024, and 2023, no single customer accounted for a significant share of reported sales or trade accounts receivable. Similarly, purchases were not significantly concentrated with any single supplier.

3.15)	NEWLY ISSUED IFRS NOT YET ADOPTED
Several amendments and new IFRS have been issued but are not yet effective. Cemex is reviewing these standards and will adopt them on their respective effective dates. None is expected to have a material adverse impact on our results of operations, liquidity, or financial condition.

Standard	Main topic	Effective date
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures
The amendments to IFRS 9 and IFRS 7 clarify the derecognition of financial liabilities on the settlement date, allowing accounting options for electronic settlements and require additional disclosures for financial assets and liabilities with contingent terms, including Environmental, Social and Governance features.
January 1, 2026
Contract referencing nature-dependent electricity contracts: Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments	The amendments allow a company to apply the own-use exemption to Power Purchase Agreement if the company has been, and expects to be, a net-purchaser of electricity for the contract period.	January 1, 2026
In addition, IFRS 18,
Presentation and Disclosure in Financial Statements
, will replace IAS 1 effective January 1, 2027. It
introduces new categories and subtotals in the statement of profit or loss, requires disclosure of management-defined performance measures, and sets new requirements for the location, aggregation, and disaggregation of financial information. Foreign exchange results must be classified by the related income and expenses categories, requiring further disaggregation and affecting the operating, investing, and financing sections. Moreover, the Cash Flow Statement requires operating profit as the starting point. It also standardizes the classification of interest and dividends to match their treatment in the “Income statement”. These changes affect how Cemex presents cash flows from operating, investing, and financing activities. In addition to assessing the impact of these changes, Cemex is currently updating and designing changes to its systems to address the categories in the Income Statement.

F-
18

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

4)	REVENUES
Cemex’s revenues are primarily generated from the sale and distribution of cement, ready-mix
concrete, aggregates, and other construction materials and services, including urbanization solutions. Revenue is recognized at a point in time or over time, based on the transaction price. However, during the reported periods, revenues recognized over time were not significant. As of December 31, 2025 and 2024, contract liabilities with customers were $369 and $269, respectively, mainly reflecting advances received from customers (note 19.2).
As of December 31, 2025 and 2024, amounts receivable for progress billings and customer advances under construction contracts were not significant. Additionally, for 2025, 2024, and 2023, revenues and costs related to construction contracts in progress were not significant. For 2025, 2024, and 2023, costs capitalized as contract fulfillment assets and released over the contract were also not significant. Cemex offers credit terms of 15 to 90 days, depending on customer type and risk.

5)	BUSINESS COMBINATIONS, DIVESTITURES AND DISCONTINUED OPERATIONS AND SELECTED FINANCIAL INFORMATION BY OPERATING SEGMENT AND LINE OF BUSINESS

5.1)	BUSINESS COMBINATIONS
On August 1, 2025, Cemex increased its holdings in Couch Aggregates, LLC (“Couch”) to a majority stake by an additional 30%, for a price of $34. Couch produces aggregate materials across the southeastern United States. With this transaction, Cemex expanded its investment in Couch from 49% to 79% (note 14.1). Cemex determined goodwill for this transaction for $25.
On September 3, 2024, Cemex acquired a 51% controlling interest in a Berlin-based recycling company from the Heim Group in Germany for a price of $4. This company processes mineral construction, demolition, and excavation materials and operates one plant to store biogenic CO
2
in recycled mineral waste permanently.
During 2023, Cemex completed various business acquisitions and controlling interest acquisitions, primarily in the aggregates, mortars, maritime operations, adhesives, and construction demolition and excavation waste recycling sectors, for a total consideration of $101. Cemex determined goodwill for these transactions for $6.
The following table presents the combined condensed fair value information of the assets acquired and liabilities assumed that were integrated into Cemex in connection with the acquisitions in 2025 and 2024.

	2025	2024
Current assets	$37	2
Property, machinery and equipment	113	8
Intangible assets and goodwill	35	5
Total assets	185	15
Current liabilities	20	1
Non-current liabilities	38	9
Total liabilities	58	10
Net assets acquired	$127	5

5.2)	DIVESTITURES AND DISCONTINUED OPERATIONS
On October 6, 2025, Cemex concluded the sale of substantially all its operations and the majority of its assets in Panama to Grupo Estrella for a total consideration of $200, subject to final adjustments. Cemex retained its admixtures business in Panama. The sale resulted in a loss on disposal of $63 and a goodwill cancellation of $24.
On January 30, 2025, Cemex completed the sale of its operations in the Dominican Republic to Cementos Progreso Holdings, S.L., and its strategic partners, for a total consideration of $950, subject to final adjustments. The sale resulted in a gain on sale of $551, and goodwill cancellation of $13.
On December 2, 2024, Cemex sold its operations and assets in the Philippines to DACON Corporation, DMCI Holdings, Inc., and Semirara Mining & Power Corporation, for a total consideration related to Cemex’s controlling interest of $798, including the sale of minority investments and other assets. The sale resulted in a loss on sale of $119 and a goodwill cancellation of $79.
On November 1, 2024, Cemex sold its
non-controlling
interest of 34.8% in Neoris N.V. (“Neoris”) to EPAM Systems, Inc. for a total of $215, resulting in a gain of $139 recognized within “Other expenses, net.”
On September 10, 2024, Cemex sold its operations in Guatemala to a subsidiary of Holcim Ltd, for a total consideration of $212. The sale resulted in a gain on sale of $163.

F-
19

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Divestitures and discontinued operations - continued
The following table presents combined condensed information of the statement of financial position of the operations held for sale in the Dominican Republic as of December 31, 2024, and as of the date of sale in 2024 of Guatemala and Philippines. For 2025 the table presents combined condensed information of the operations held for sale in the Dominican Republic and Panama as of the date of sale.

	2025	2024
Current assets	$144	326
Property, machinery and equipment	310	733
Other non-current assets and goodwill	53	161
Total assets	507	1,220
Current liabilities	122	291
Non-current liabilities	15	113
Total liabilities	137	404
Net assets sold or held for sale	$370	816
Cemex’s discontinued operations are reported in the Income Statements, net of income tax, in the single line item “Discontinued operations” for the following periods and operations, including results on sale, the reclassification of foreign currency translation effects accrued in equity until the date of loss of control and goodwill in: a) the operations in Panama for the period from January 1 to October 6, 2025 and for the years 2024 and 2023; b) the operations in the Dominican Republic for the period from January 1 to January 30, 2025 and for the years 2024 and 2023; c) the operations in the Philippines for the period from January 1 to December 2, 2024 and the year 2023; d) the operations in Guatemala for the period from January 1 to September 10, 2024 and the year 2023. The following table presents condensed combined information of the Income Statements.

	2025	2024	2023
Revenues	$131	875	984
Cost of sales, operating expenses, and other expenses, net	(110)	(774)	(875)
Financial expenses, net, and others	(6)	—	15
Earnings before income tax	15	101	124
Income tax	(4)	(108)	(46)
Result of discontinued operations	11	(7)	78
Net disposal result	555	43	—
Net result of discontinued operations	$566	36	78

5.3)	SELECTED FINANCIAL INFORMATION BY OPERATING SEGMENT AND LINE OF BUSINESS
Operating segments
The Company’s operating segments represent the components of Cemex that engage in business activities from which Cemex earns revenues and incurs expenses, and whose operating results are reviewed by Cemex’s Chief Executive Officer (“CEO”) to evaluate performance and allocate resources. For Cemex, the CEO is the Chief Operating Decision Maker (“CODM”).
On February 10, 2025, Cemex announced the retirement of its former CEO, who had served for 35 years in Cemex. The Board of Directors of Cemex, S.A.B. de C.V. appointed a new CEO, effective April 1, 2025. As a result of the continuing reorganization of reporting structures, this leadership transition and a reorganization program, Cemex reassessed its operating segments in accordance with IFRS 8
Operating Segments
(“IFRS 8”). In 2025, Cemex redefined its operating segments to reflect current evaluation, reporting performance, and resource allocation. Previously, segments’ information was reported by country, but this no longer aligns with how Cemex’s CEO reviews financial and operational information. Cemex operations are organized in four geographical regions and are led each by a regional president: 1) Mexico, 2) United States, 3) Europe, Middle East and Africa (“EMEA”), and 4) South, Central America and the Caribbean (“SCA&C”), which includes Colombia, Puerto Rico, Nicaragua, Jamaica, and the Caribbean. Although EMEA is managed as a single region, Cemex provides additional disclosure by dividing it into two operating segments: Europe, which includes the United Kingdom, France, Germany, Poland, Spain, the Czech Republic, and Croatia and the Middle East and Africa, which includes our operations in Israel, Egypt, and the United Arab Emirates. This approach addresses differences within the EMEA region regarding economic conditions, customer purchasing power, pricing strategies, profitability, currencies, demographics, and geographic locations. Commencing for the year ended December 31, 2025, Cemex reports five segments: Mexico, United States, Europe, Middle East and Africa, and SCA&C. No operating segments have been aggregated. The information presented below for the years ending December 31, 2024 and 2023 has been revised to reflect the realignment of segments as determined by the CODM and current management of the organization.

F-
20

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Operating segments - continued
The line item “Other activities,” used to reconcile operating segments with consolidated amounts from continuing operations, includes cement and clinker trade maritime operations, non-operating
transactions of the Parent Company, other corporate entities, and finance subsidiaries, and other minor subsidiaries with different business lines.
The material accounting policies used for the operating segments information are consistent with those described in note 3. The tables below show selected information of Cemex’s Income Statements for the years ended December 31, 2025, 2024 and 2023, by reporting segments and total sales by geographic market.

2025		Sales (including intragroup transactions)	Less: Intragroup transactions	External revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Financial income and other items, net
Mexico	$	4,364	(82)	4,282	1,404	214	1,190	(116)	(36)	195
United States		5,008	(7)	5,001	979	495	484	(278)	(64)	(34)
EMEA
Europe		3,819	(22)	3,797	569	273	296	(148)	(32)	(28)
Middle East and Africa		1,299	—	1,299	219	71	148	18	(12)	(1)
SCA&C		1,144	(32)	1,112	223	73	150	(166)	(8)	17
Operating segments				15,491	3,394	1,126	2,268	(690)	(152)	149
Other activities				641	(314)	165	(479)	(94)	(302)	(1)
Consolidated	$			16,132	3,080	1,291	1,789	(784)	(454)	148

2024		Sales (including intragroup transactions)	Less: Intragroup transactions	External revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Financial income and other items, net
Mexico	$	4,881	(136)	4,745	1,475	207	1,268	(26)	(38)	(269)
United States		5,194	—	5,194	1,031	514	517	(4)	(74)	(33)
EMEA
Europe		3,681	(99)	3,582	510	258	252	(78)	(43)	9
Middle East and Africa		1,010	—	1,010	127	49	78	(5)	(12)	(3)
SCA&C		1,100	(36)	1,064	214	64	150	(30)	—	(19)
Operating segments				15,595	3,357	1,092	2,265	(143)	(167)	(315)
Other activities				468	(300)	142	(442)	142	(378)	(64)
Consolidated	$			16,063	3,057	1,234	1,823	(1)	(545)	(379)

2023		Sales (including intragroup transactions)	Less: Intragroup transactions	External revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Financial income and other items, net
Mexico	$	5,060	(205)	4,855	1,488	221	1,267	(59)	(39)	105
United States		5,338	—	5,338	1,040	483	557	(31)	(75)	(30)
EMEA
Europe		3,718	(91)	3,627	529	244	285	(44)	(37)	(21)
Middle East and Africa		1,093	(2)	1,091	134	50	84	(2)	(10)	(4)
SCA&C		1,072	(30)	1,042	199	56	143	(42)	—	(2)
Operating segments				15,953	3,390	1,054	2,336	(178)	(161)	48
Other activities				451	(271)	119	(390)	(27)	(368)	(32)
Consolidated	$			16,404	3,119	1,173	1,946	(205)	(529)	16

F-
21

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Operating segments - continued
As of December 31, 2025 and 2024, the selected statement of financial position information by operating segment was as follows:

2025	Current Assets	Associates and joint ventures	Other Non- Current Assets	Total Assets	Total liabilities	Net assets by segment	Capital expenditures
Mexico	$1,730	—	3,674	5,404	1,809	3,595	236
United States	1,068	234	11,556	12,858	2,734	10,124	531
EMEA
Europe	1,096	66	3,574	4,736	2,299	2,437	269
Middle East and Africa	867	—	620	1,487	782	705	65
SCA&C	310	—	1,440	1,750	577	1,173	128
Operating segments	5,071	300	20,864	26,235	8,201	18,034	1,229
Other activities	984	492	1,192	2,668	7,097	(4,429)	14
Assets held for sale	42	—	—	42	9	33	—
Consolidated	$6,097	792	22,056	28,945	15,307	13,638	1,243

2024	Current Assets	Associates and joint ventures	Other Non- Current Assets	Total Assets	Total liabilities	Net assets by segment	Capital expenditures
Mexico	$1,378	—	2,777	4,155	1,693	2,462	315
United States	1,046	285	11,654	12,985	2,903	10,082	486
EMEA
Europe	963	57	3,300	4,320	2,112	2,208	288
Middle East and Africa	610	—	510	1,120	655	465	80
SCA&C	337	—	1,643	1,980	676	1,304	189
Operating segments	4,334	342	19,884	24,560	8,039	16,521	1,358
Other activities	417	411	1,646	2,474	6,692	(4,218)	22
Assets held for sale	265	—	—	265	91	174	—
Consolidated	$5,016	753	21,530	27,299	14,822	12,477	1,380
The capital expenditures shown in the table above include purchases of property, machinery and equipment, stripping costs, and right-of-use
assets incurred during the period (notes 15.1 and 15.2). They do not include increases in assets related to asset retirement obligations (note 19.3).
Revenue information by line of business and operating segment
Cemex operates in the construction industry, producing, marketing, selling and distributing cement, ready-mix
concrete, aggregates and related materials and services. The following tables presents revenues, by business line, including intragroup transactions and external customers, for the years ended December 31, 2025, 2024 and 2023:

2025		Cement	Ready-mix concrete	Aggregates	Urbanization solutions	Others	Eliminations	External revenues
Mexico		$2,965	1,287	344	774	15	(1,103)	4,282
United States		1,825	2,751	1,374	601	1	(1,551)	5,001
EMEA
Europe		1,640	1,602	1,000	339	88	(872)	3,797
Middle East and Africa		311	888	227	140	12	(279)	1,299
SCA&C		949	195	63	83	28	(206)	1,112
Operating segments		7,690	6,723	3,008	1,937	144	(4,011)	15,491
Other activities		—	—	—	—	641	—	641
Consolidated	$							16,132

F-
22

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Revenue information by line of business and operating segment - continued

2024		Cement	Ready-mix concrete	Aggregates	Urbanization solutions	Others	Eliminations	External revenues
Mexico	$	3,207	1,434	393	1,077	10	(1,376)	4,745
United States		1,905	2,905	1,374	658	1	(1,649)	5,194
EMEA
Europe		1,534	1,532	956	336	85	(861)	3,582
Middle East and Africa		207	693	190	122	13	(215)	1,010
SCA&C		906	193	64	96	14	(209)	1,064
Operating segments		7,759	6,757	2,977	2,289	123	(4,310)	15,595
Other activities		—	—	—	—	468	—	468
Consolidated	$							16,063

2023		Cement	Ready-mix concrete	Aggregates	Urbanization solutions	Others	Eliminations	External revenues
Mexico	$	3,378	1,397	399	1,163	13	(1,495)	4,855
United States		1,988	3,070	1,347	694	14	(1,775)	5,338
EMEA
Europe		1,513	1,666	960	295	90	(897)	3,627
Middle East and Africa		237	743	200	125	19	(233)	1,091
SCA&C		885	177	61	92	9	(182)	1,042
Operating segments		8,001	7,053	2,967	2,369	145	(4,582)	15,953
Other activities		—	—	—	—	451	—	451
Consolidated	$							16,404

6)	COST OF SALES
Cost of sales refers to the production cost of inventories at the time of sale. It includes depreciation, amortization and depletion of production assets, storage expenses at production plants, freight costs for raw material and delivery expenses for Cemex’s ready-mix
concrete business. The details of the consolidated cost of sales by nature for the years 2025, 2024 and 2023 are as follows:

		2025	2024	2023
Raw materials and goods for resale	$	5,179	4,964	5,207
Payroll		1,751	1,787	1,701
Electricity, fuels and other services		1,272	1,429	1,558
Depreciation and amortization		1,047	1,008	969
Maintenance, repairs and supplies		943	947	908
Transportation costs		568	525	454
Other production costs and change in inventory		61	(5)	71
	$	10,821	10,655	10,868

7)	OPERATING EXPENSES
Administrative and selling expenses include cost for personnel, services and equipment, including depreciation and amortization, related to management, back-office and sales activities. Distribution and logistics expenses refer to storage at points of sale, including depreciation and amortization, as well as freight expenses for moving finished products between plants, sale points and customers’ facilities. Consolidated operating expenses by function during 2025, 2024 and 2023 are as follows:

		2025	2024	2023
Administrative expenses	$	1,371	1,327	1,346
Selling expenses		415	434	390
Administrative and selling expenses		1,786	1,761	1,736
Distribution and logistics expenses		1,736	1,824	1,854
Operating expenses	$	3,522	3,585	3,590
Administrative expenses include depreciation and amortization of $188 in 2025, $173 in 2024, and $161 in 2023. Selling expenses include depreciation and amortization of $56 in 2025, $53 in 2024, and $43 in 2023.

F-
23

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Operating expenses - continued
Consolidated operating expenses during 2025, 2024 and 2023 by nature are as follows:

		2025	2024	2023
Transportation costs	$	1,564	1,656	1,703
Payroll		1,192	1,117	1,088
Professional legal, accounting and advisory services		303	270	273
Depreciation and amortization		244	226	204
Maintenance, repairs and supplies		110	111	98
Office supplies, utilities and rental expenses		75	80	85
Expected credit losses		5	15	11
Other operating expenses		29	110	128
	$	3,522	3,585	3,590

8)	OTHER EXPENSES, NET
The detail of the caption “Other expenses, net” for the years 2025, 2024 and 2023 is as follows:

		2025	2024	2023
Impairment losses (notes 15.1, 16 and 17.2)	$	(538)	(122)	(43)
Restructuring costs 1		(179)	(10)	(2)
Results from the sale of assets and others 2		(67)	131	(160)
	$	(784)	(1)	(205)

1	In 2025, Cemex incurred restructuring expenses related to the Cutting-Edge program, a corporate initiative to optimize its organizational and operational structure.

2	In 2024, includes a gain of $139 related to the sale of Cemex’s 34.8% equity interest in Neoris (note 5.2).

9)	FINANCIAL INCOME AND OTHER ITEMS, NET
The details of financial income and other items, net, in 2025, 2024 and 2023 were as follows:

		2025	2024	2023
Foreign exchange results	$	232	(353)	130
Financial income		48	36	37
Results from financial instruments, net (notes 14.2 and 18.4)		(41)	(4)	(65)
Net interest cost of defined benefit liabilities (note 20)		(39)	(40)	(44)
Effects of amortized cost on assets and liabilities		(49)	(53)	(42)
Others		(3)	35	—
	$	148	(379)	16

10)	TRADE ACCOUNTS RECEIVABLE
As of December 31, 2025 and 2024, consolidated trade accounts receivable consisted of:

		2025	2024
Trade accounts receivable	$	1,854	1,659
Allowances for expected credit losses		(84)	(77)
	$	1,770	1,582
As of December 31, 2025 and 2024, trade accounts receivable include $799 and $755, respectively, related to receivables sold in several countries under securitization and factoring programs with recourse. Cemex retains control and the majority of risks and rewards for these trade accounts receivable. As a result, the receivables sold were not derecognized from the statement of financial position. The funded amounts to Cemex, $681 as of December 31, 2025 and $658 as of December 2024, are recognized in “Other financial obligations” (note 18.2).

F-2
4

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Trade accounts receivable - continued
As of December 31, 2025, the balances of trade accounts receivable and the allowance for Expected Credit Losses (“ECL”) were as follows:

		Accounts receivable	ECL allowance	ECL average rate
Mexico	$	404	29	7.2%
United States		540	11	2.0%
Europe		496	19	3.8%
Middle East and Africa		338	19	5.6%
SCA&C and others		76	6	7.9%
	$	1,854	84

11)	OTHER ACCOUNTS RECEIVABLE
As of December 31, 2025 and 2024, consolidated other accounts receivable consisted of:

		2025	2024
Advances of income taxes and refundable taxes	$	660	494
Non-trade accounts receivable from the sale of fixed assets		90	87
Current portion of assets from valuation of derivative financial instruments		5	64
Interest and notes receivable		61	56
Loans to employees and others		18	14
	$	834	715

12)	INVENTORIES
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
As of December 31, 2025 and 2024, the consolidated balances of inventories were summarized as follows:

	2025	2024
Finished goods	$425	392
Materials and spare parts	376	383
Raw materials	398	377
Work-in-process	279	266
Inventory in transit	49	67
	$1,527	1,485

13)	ASSETS HELD FOR SALE AND OTHER CURRENT ASSETS
As of December 31, 2025 and 2024, assets held for sale and other current assets were detailed as follows:

	2025	2024
Assets held for sale	$42	265
Other current assets	102	105
	$144	370
For the year ended December 31, 2024, assets held for sale include the carrying amounts of Cemex’s operation in the Dominican Republic (note 5.2) for $229 and other assets held for sale of $36. As of December 31, 2025 and 2024, other current assets primarily consist of advance payments to inventory suppliers.

F-2
5

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

14)	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES, OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

14.1)	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
As of December 31, 2025 and 2024, the investments in common shares of associates and joint ventures, which are accounted under the equity method, were as follows:

Associates	Activity	Country	%			2025	2024
Camcem, S.A. de C.V.	Cement	Mexico	40.1		$	470	393
Concrete Supply Co. LLC	Concrete	United States	40.0			117	111
Lehigh White Cement Company	Cement	United States	36.8			83	85
Couch Aggregates, LLC (note 5.1)	Aggregates	United States	—			—	55
Joint ventures
Société d’Exploitation de Carrières	Aggregates	France	50.0			26	23
Société Méridionale de Carrières	Aggregates	France	33.3			14	12
Other companies	—	—	—			82	74
					$	792	753
The breakdown is presented below:
Acquisition cost				$		334	388
Equity method recognition						458	365
The combined condensed statements of financial position of associates and joint ventures as of December 31, 2025 and 2024 are set forth below:

		2025	2024
Current assets	$	1,818	1,755
Non-current assets		2,597	2,108
Total assets 1		4,415	3,863
Current liabilities		470	492
Non-current liabilities		1,076	859
Total liabilities 1		1,546	1,351
Total net assets	$	2,869	2,512

1
Out of the total assets in 2025 and 2024 of the table above, Camcem, S.A. de C.V. (“Camcem”), holding company of GCC, S.A.B. de C.V., represented 80% and 78%, respectively. In addition, out of total liabilities, Camcem represented 80% in 2025 and 79% in 2024.

Combined selected information of the Income Statements of associates and joint ventures in 2025, 2024 and 2023 is set forth below:

	2025	2024	2023
Revenues	$2,550	2,098	2,410
Operating earnings	490	440	535
Income before income tax	377	320	394
Net income 1	240	211	268

1	Out of net income in the table above, caption that Cemex accounts under the equity method, Camcem represented 68% in 2025, 68% in 2024 and 59% in 2023.
As of December 31, 2025 and 2024, Cemex did not have written put options for the acquisition of associates and joint ventures.

14.2)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE
As of December 31, 2025 and 2024, consolidated other investments and non-current
accounts receivable were summarized as follows:

	2025	2024
Non-current accounts receivable	$189	191
Non-current portion of assets of derivative financial instruments (note 18.4)	10	60
Investments in strategic equity securities and other investments	13	5
	$212	256
Non-current
accounts receivable include, among other items, accounts receivable from equity investments and joint ventures, advances to suppliers of fixed assets, employee prepaid compensation, and warranty deposits.

F-2
6

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

15)	PROPERTY, MACHINERY AND EQUIPMENT, NET AND ASSETS FOR THE RIGHT-OF-USE, NET
As of December 31, 2025 and 2024, property, machinery and equipment, net and assets for the right-of-use,
net were summarized as follows:

	2025	2024
Property, machinery and equipment, net	$11,054	10,152
Assets for the right-of-use, net	1,114	1,088
	$12,168	11,240

15.1)	PROPERTY, MACHINERY AND EQUIPMENT, NET
As of December 31, 2025, the average useful lives by category of fixed assets, which are reviewed at each reporting date, were as follows:

Years
Administrative buildings	33
Industrial buildings	25
Machinery and equipment in plant	18
Ready-mix trucks and motor vehicles	9
Office equipment and other assets	7
As of December 31, 2025 and 2024, consolidated property, machinery and equipment, net, and the changes in this line item were as follows:

				2025
		Land and mineral reserves	Building	Machinery and equipment	Construction in progress	Total
Cost at beginning of period	$	5,120	2,426	11,962	1,398	20,906
Accumulated depreciation and depletion		(1,629)	(1,535)	(7,590)	—	(10,754)
Net book value at beginning of period		3,491	891	4,372	1,398	10,152
Capital expenditures		97	140	508	262	1,007
Stripping costs		44	—	—	—	44
Total capital expenditures		141	140	508	262	1,051
Disposal of property, plant and equipment		(44)	(14)	(46)	—	(104)
Reclassifications 1		—	107	393	(500)	—
Divestitures 2		(14)	(49)	(117)	(13)	(193)
Business combinations (note 5.1)		67	—	36	1	104
Depreciation and depletion for the period		(40)	(35)	(744)	—	(819)
Impairment losses (note 8)		(18)	(27)	(47)	—	(92)
Asset retirement obligations (note 19.3)		—	111	171	—	282
Foreign currency translation effects		29	208	393	43	673
Cost at end of period		5,485	2,994	13,095	1,191	22,765
Accumulated depreciation and depletion		(1,873)	(1,662)	(8,176)	—	(11,711)
Net book value at end of period	$	3,612	1,332	4,919	1,191	11,054

F-2
7

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Property, machinery and equipment, net - continued

	2024
	Land and mineral reserves	Building	Machinery and equipment	Construction in progress	Total
Cost at beginning of period	$5,295	2,636	12,702	1,931	22,564
Accumulated depreciation and depletion	(1,495)	(1,657)	(8,140)	—	(11,292)
Net book value at beginning of period	3,800	979	4,562	1,931	11,272
Capital expenditures	65	99	695	182	1,041
Stripping costs	49	—	—	—	49
Total capital expenditures	114	99	695	182	1,090
Disposal of property, plant and equipment	(42)	(4)	(44)	—	(90)
Divestitures and reclassifications 2	(67)	(62)	(205)	(359)	(693)
Business combinations (note 5.1)	—	—	2	—	2
Depreciation and depletion for the period	(34)	(33)	(724)	—	(791)
Impairment losses (note 8)	(36)	(26)	(60)	—	(122)
Asset retirement obligations (note 19.3)	—	15	48	—	63
Foreign currency translation effects	(244)	(77)	98	(356)	(579)
Cost at end of period	5,120	2,426	11,962	1,398	20,906
Accumulated depreciation and depletion	(1,629)	(1,535)	(7,590)	—	(10,754)
Net book value at end of period	$3,491	891	4,372	1,398	10,152

1
As of December 31, 2025, Cemex began commercial operations at its cement plant in the municipality of Maceo, Colombia (the “Maceo Plant”) (note 26.3). In 2025, Cemex reclassified $390 from construction in progress. The carrying amount of the Maceo Plant as of December 31, 2025, is $448.

2
In 2025, this includes the divestiture of operations in Panama for $193. In 2024, it includes the reclassification of Dominican Republic operations to assets held for sale for $115, as well as the divestiture of operations in the Philippines and Guatemala for $542 and $36, respectively (note 5.2).

During the years ended December 31, 2025, 2024 and 2023, impairment losses of fixed assets by operating segment are as follows:

	2025	2024	2023
Mexico	$21	6	4
United States	6	24	3
Europe	46	74	14
SCA&C	19	18	15
	$92	122	36
Impairment losses on fixed assets recognized in 2025, 2024 and 2023, primarily resulted from: a) closure or reduction of operations due to supply adjustments; b) changes in the operating model of certain assets; c) material decrease in real estate prices; and d) prolonged inactivity. No reversals of prior years’ impairment charges occurred during these periods.

8

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

15.2)	ASSETS FOR THE RIGHT-OF-USE, NET
As of December 31, 2025 and 2024, consolidated assets for the right-of-use,
net and the changes in this caption during 2025 and 2024, were as follows:

	2025
	Land	Buildings	Machinery and equipment	Others	Total
Assets for the right-of-use at beginning of period	$456	365	1,571	69	2,461
Accumulated depreciation	(211)	(190)	(927)	(45)	(1,373)
Net book value at beginning of period	245	175	644	24	1,088
Additions of new leases	39	27	117	9	192
Business combinations and divestitures, net (note 5)	—	(3)	9	—	6
Depreciation	(36)	(20)	(185)	(11)	(252)
Foreign currency translation effects	58	(56)	81	(3)	80
Assets for the right-of-use at end of period	491	366	1,653	82	2,592
Accumulated depreciation	(185)	(243)	(987)	(63)	(1,478)
Net book value at end of period	$306	123	666	19	1,114

	2024
	Land	Buildings	Machinery and equipment	Others	Total
Assets for the right-of-use at beginning of period	$476	356	1,722	58	2,612
Accumulated depreciation	(155)	(234)	(985)	(44)	(1,418)
Net book value at beginning of period	321	122	737	14	1,194
Additions of new leases	24	76	171	19	290
Cancellations and remeasurements, net	(22)	(2)	(16)	(2)	(42)
Divestitures and reclassifications (note 5.2)	(34)	(3)	(4)	—	(41)
Business combinations (note 5.1)	6	—	—	—	6
Depreciation	(34)	(36)	(176)	(12)	(258)
Foreign currency translation effects	(16)	18	(68)	5	(61)
Assets for the right-of-use at end of period	456	365	1,571	69	2,461
Accumulated depreciation	(211)	(190)	(927)	(45)	(1,373)
Net book value at end of period	$245	175	644	24	1,088
For the years ended December 31, 2025, 2024 and 2023, combined rental expense for short-term leases, low-value
assets and variable lease payments were $114, $127 and $134, respectively. These expenses were recognized within cost of sales and operating expenses, as appropriate. Cemex did not have any material revenue from sub-leasing
activities during these periods.

16)	INTANGIBLE ASSETS, NET
As of December 31, 2025 and 2024, intangible assets of definite useful life were summarized as follows:

	2025	2024
Extraction rights	$1,876	1,796
Internally developed software	1,311	1,137
Mining projects, industrial property and trademarks	85	78
Other intangible assets	450	390
Total intangible assets	3,722	3,401
Accumulated amortization	(1,732)	(1,481)
Total intangible assets, net	$1,990	1,920
Except for extraction rights, which are amortized using the
units-of-production
method, Cemex’s intangible assets are amortized on a straight-line basis over average useful lives of 3 to 20 years.

F-
29

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Intangible assets, net - continued
Changes in intangible assets of definite life in 2025 and 2024, were as follows:

	2025	2024
Balance at beginning of period	$1,920	1,856
Additions	414	377
Disposals	(75)	(81)
Amortization for the period	(220)	(185)
Impairment (note 8)	(16)	—
Business combinations (note 5.1)	10	—
Foreign currency translations effect	(43)	(47)
Balance at end of period	$1,990	1,920
As shown in the table above, the most significant additions are extraction rights, for $142 in 2025 and $64 in 2024, with most of the increase occurring in the United States. Moreover, additions for internally developed software were $163 in 2025 and $188 in 2024.

17)	GOODWILL AND ANALYSIS OF GOODWILL IMPAIRMENT

17.1)	GOODWILL
As of December 31, 2025 and 2024, consolidated goodwill was $7,170 and $7,441, respectively. The changes in consolidated goodwill were as follows:

	2025	2024
Balance at beginning of period	$7,441	7,674
Impairment losses (note 8)	(430)	—
Divestitures and reclassifications (note 5.2)	(24)	(92)
Business combinations (note 5.1)	25	5
Foreign currency translation effects	158	(146)
Balance at end of period	$7,170	7,441

17.2)	ANALYSIS OF GOODWILL IMPAIRMENT
As of December 31, 2025 and 2024, goodwill balances allocated by group of CGUs, net of cumulative impairment adjustments, were as follows:

	2025	2024
United States	$5,894	6,176
Mexico	416	359
United Kingdom	279	259
France	220	194
Colombia	136	220
Other countries	225	233
	$7,170	7,441
The decrease in the consolidated goodwill balance in 2025 is due to the impairment tests concluded in the fourth quarter. Cemex recognized non-cash
goodwill impairment losses of $430 within “Other expenses, net” (note 8), with $307 related to the United States operations and $123 in Colombia’s operation. In both cases, the book value of the group of CGUs exceeded their corresponding value in use. The 2025 impairment losses in the United States and Colombia were mainly driven by higher discount rates compared to 2024. In the United States, these losses were also partially due to lower projected cash flows. During 2024 and 2023, Cemex did not determine goodwill impairment losses.

F-
30

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Analysis of goodwill impairment - continued
As of December 31, 2025, 2024 and 2023, Cemex’s
pre-tax
discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances were as follows:

	Discount rates			Long-term growth rates

Groups of CGUs	2025	2024	2023	2025	2024	2023
Mexico	11.6%	10.9%	11.6%	1.0%	0.5%	1.0%
United States	10.1%	9.4%	10.1%	2.1%	2.1%	2.0%
United Kingdom	10.4%	9.7%	10.4%	1.0%	1.3%	1.5%
France	10.5%	9.8%	10.4%	1.0%	1.3%	1.5%
Colombia	12.7%	12.1%	12.7%	3.0%	3.3%	3.3%
Range of rates in other countries	10.3% - 13.8%	9.6% - 12.8%	10.3% - 14.7%	1.0% - 3.0%	0.7% - 4.0%	1.1% - 4.0%
In connection with Cemex’s long-term growth, which rates are generally based on projections issued by the International Monetary Fund (“IMF”) as maximum benchmarks, but may be adjusted downwards based on industry-specific expectations.
In connection with the previously discussed discount rates and long-term growth, Cemex conducted a thorough assessment of the reasonableness of its conclusions through sensitivity analyses. This analysis considered the impact of independent variations, specifically, a 1% increase in the pre-tax
discount rate and a 1% decrease in the long-term growth rate on the value in use of all groups of CGUs. Cemex verified the reasonableness of its conclusions using multiples of Operating EBITDA, by means of which, Cemex determined a weighted-average multiple of Operating EBITDA to enterprise value observed in recent mergers and acquisitions in the industry. The average multiple was then applied to the current Operating EBITDA, and the result was compared to the corresponding carrying amount for each group of CGUs to which goodwill had been allocated. For the year 2025, Cemex determined an average Operating EBITDA multiple of 9.5 times, based on recent divestment transactions.
In relation to the economic assumptions used by the Company described above, the additional impairment losses that would have resulted from the sensitivity analyses derived from independent changes in each of the relevant assumptions, in those groups of CGUs that presented relative impairment risk as of December 31, 2025, are as follows:

		Additional effects on impairment losses resulting from sensitivity analyses of changes in assumptions
Groups of CGUs	Impairment losses recognized	Discount rate +1%	Long-term growth rate –1%
United States	$307	1,097	829
Colombia	123	75	53

F-
31

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

18)	FINANCIAL INSTRUMENTS

18.1)	CURRENT AND NON-CURRENT DEBT
As of December 31, 2025 and 2024, Cemex’s consolidated debt, summarized by interest rates and currencies, was as follows:

	2025			2024
	Current	Non-current	Total 1	Current	Non-current	Total 1
Floating rate debt	$505	879	1,384	$23	1,305	1,328
Fixed rate debt	682	3,578	4,260	166	4,035	4,201
	$1,187	4,457	5,644	$189	5,340	5,529

		2025					2024
Currency		Current	Non-current	Total 1	Effective rate		Current	Non-current	Total 1	Effective rate
Dollars	$	210	3,413	3,623	4.7%	$	161	3,595	3,756	5.1%
Euros		471	525	996	3.2%		2	876	878	3.9%
Pesos		499	475	974	9.8%		—	842	842	11.2%
Other currencies		7	44	51	5.1%		26	27	53	5.4%
	$	1,187	4,457	5,644		$	189	5,340	5,529
As of December 31, 2025 and 2024, from the total debt of $5,644 and $5,529, respectively, 98% and 95% was held in the Parent Company.
As of December 31, 2025 and 2024, Cemex’s consolidated debt summarized by type of instrument, was as follows:

2025		Current	Non- current	2024		Current	Non- current
Bank loans				Bank loans
Lines of credit, 2026 to 2033	$	16	95	Lines of credit, 2025 to 2026	$	11	81
Syndicated loans, 2026 to 2029		332	1,511	Syndicated loans, 2026 to 2029		—	1,731
		348	1,606			11	1,812
Notes payable				Notes payable
Medium-term notes, 2026 to 2031		636	3,044	Medium-term notes, 2025 to 2031		150	3,538
Other notes payable, 2026 to 2027		6	4	Other notes payable, 2025 to 2027		6	12
		642	3,048			156	3,550
Total bank and notes payables		990	4,654	Total bank and notes payables		167	5,362
Current maturities		197	(197)	Current maturities		22	(22)
	$	1,187	4,457		$	189	5,340
Changes in consolidated debt for the years ended December 31, 2025, 2024 and 2023 were as follows:

	2025	2024	2023
Debt at beginning of year	$5,529	6,228	6,971
Proceeds from new debt instruments	2,078	5,048	2,938
Debt repayments	(2,227)	(5,497)	(3,840)
Foreign currency translation and accretion effects	264	(250)	159
Debt at end of year	$5,644	5,529	6,228

F-
32

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Current and
non-current
debt - continued
As of December 31, 2025 and 2024,
non-current
notes payable for $3,048 and $3,550, respectively, were detailed as follows:

Description	Date of issuance	Issuer 1	Currency	Principal amount	Rate	Maturity	Redeemed amount 2 $	Outstanding amount 2 $		2025	2024
2023 CEBURES variable rate 3	05/Oct/23	Cemex, S.A.B. de C.V.	Peso	3,000	TIIE+.45%	01/Oct/26	—	167	$	—	144
2023 CEBURES fixed rate 3	05/Oct/23	Cemex, S.A.B. de C.V.	Peso	8,500	11.480%	26/Sep/30	—	472		475	411
July 2031 Notes	12/Jan/21	Cemex, S.A.B. de C.V.	Dollar	1,750	3.875%	11/Jul/31	(642)	1,108		1,104	1,104
September 2030 Notes	17/Sep/20	Cemex, S.A.B. de C.V.	Dollar	1,000	5.2%	17/Sep/30	(283)	717		715	715
November 2029 Notes	19/Nov/19	Cemex, S.A.B. de C.V.	Dollar	1,000	5.45%	19/Nov/29	(247)	753		750	750
March 2026 Notes	19/Mar/19	Cemex, S.A.B. de C.V.	Euro	400	3.125%	19/Mar/26	—	470		—	414
Other notes payable										4	12
									$	3,048	3,550

1
As of December 31, 2025, these issuances are fully and unconditionally guaranteed by Cemex Concretos, S.A. de C.V., Cemex Operaciones México, S.A. de C.V., Cemex Innovation Holding Ltd. and Cemex Corp.

2	Presented net of all notes repurchased by Cemex. As of December 31, 2025, all repurchased notes have been canceled.

3
On February 16, 2024, Cemex reopened and placed an additional principal amount of Ps5,500 of its sustainability-linked long-term notes (
Certificados Bursátiles de Largo Plazo
or the “2023 CEBURES”) issued in 2023. The reopening closed on February 20, 2024 and consisted of two tranches: the first of Ps2,000 at a floating annual interest rate of TIIE 28 plus 0.45%, and the second of Ps3,500 at a fixed annual interest rate of 11.48%. In connection with these issuances in 2024 and 2023, Cemex negotiated interest rate and currency derivative instruments to synthetically change the financial risks profile of these issuances from the Peso to the Dollar (note 18.4).

The maturities of consolidated long-term debt as of December 31, 2025, were as follows:

		Bank loans	Notes payable	Total
2027	$	625	3	628
2028		628	—	628
2029		130	751	881
2030		2	1,190	1,192
2031 and thereafter		24	1,104	1,128
		$1,409	3,048	4,457

As of December 31, 2025, Cemex had the following lines of credit, of which, the committed portion refers to the revolving credit facility under the Banks Credit Agreement, at annual interest rates between 4.34% and 5.40%, depending on the negotiated currency:

		Lines of credit	Available
Other lines of credit in foreign subsidiaries 1	$	125	111
Other lines of credit from banks 1		1,020	1,020
Revolving credit facilities (“RCF”)		2,352	2,352
	$	3,497	3,483

1	Uncommitted amount subject to the banks’ availability.

F-
33

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Sustainability-linked financing framework
As of December 31, 2025 and 2024, Cemex’s consolidated debt totaled $5,644 and $5,529, respectively. Of these amounts, $2,483 in 2025 and $2,285 in 2024 were denominated in Dollars, Euros and Pesos under the 2023 Sustainability-linked Financing Framework (the “2023 SLFF”). This debt supports Cemex’s strategy to reduce CO
2
emissions and contribute to a carbon-neutral economy.
As of December 31, 2025 and 2024, $1,843 and $1,731, respectively, of the debt under the 2023 SLFF, were from bank loans, including the 2023 Credit Agreement (as defined below), the Euro Credit Agreement (as defined below) and the Peso Bilateral Term Loan (as defined below) (collectively, the “Bank Credit Agreements”). Under these agreements, annual performance against the 2023 SLFF metrics may adjust the interest rate margin by up to plus or minus 5 basis points (“bps”), consistent with other sustainability-linked facilities for investment-grade rated borrowers.
The remainder of the debt balance under the 2023 SLFF relates to the 2023 CEBURES. Of this, $167 in variable rate debt is linked to a single 2023 SLFF metric and may increase by 20 bps in nominal value at redemption. The remaining $475 in fixed rate debt is also tied to one metric and may result in a 25 bps annual increase to the interest rate for the last four semi-annual coupon payments.
Additionally, Cemex’s securitization programs (notes 10 and 18.2) are linked to the 2023 SLFF. Depending on performance against one or more metrics, these programs may incur an annual fee of up to 5 bps of the total facility amount. The 2023 SLFF is also linked to the revolving credit facilities of Banks Credit Agreement (“RCF”) for $2,352. As of December 31, 2025 and 2024, Cemex’s entire RCF remain available.
2023 Credit Agreement and 2021 Credit Agreement
On October 30, 2023, Cemex refinanced its 2021 Credit Agreement, entering into the 2023 Credit Agreement. The new 2023 Credit Agreement extends the maturity of the 2021 Credit Agreement to 2028 and includes a $1,000,
5-year
amortizing term loan and a $2,000,
5-year
committed RCF. The 2023 Credit Agreement is denominated in Dollars and retains the previous interest rate margin and financial covenants, consistent with an investment-grade capital structure. As of December 31, 2025 and 2024, the outstanding debt under the 2023 Credit Agreement amounted $1,000 for each year.
All tranches under the 2023 Credit Agreement carry a margin over the Secured Overnight Financing Rate (“SOFR”) of 100 to 175 bps, depending on the Consolidated Leverage Ratio (as defined below). Margins are lowest when the Consolidated Leverage Ratio is less than or equal to 2.25 times and highest when it exceeds 3.25 times. As of December 31, 2025 and 2024, the SOFR rate was 3.87% and 4.49%, respectively.
Euro Credit Agreement
The Euro Credit Agreement consists of a €450,
5-year
amortizing term loan and a €300,
4-year
committed revolving credit facility, maturing in 2029. The Euro Credit Agreement, denominated exclusively in Euros, maintains the same financial covenants and general terms as the 2023 Credit Agreement. As of December 31, 2025 and 2024, the debt outstanding under the Euro Credit Agreement amounted was €450 for both years.
All tranches under the Euro Credit Agreement carry a margin over the Euro Interbank Offered Rate (“Euribor”) ranging from 140 to 215 bps, depending on the Consolidated Leverage Ratio. The lowest margin applies when the ratio is 2.25 times or less, and the highest applies when it exceeds 3.25 times. As of December 31, 2025 and 2024, the
3-month
Euribor rate was 2.026% and 2.714%, respectively.
Peso Bilateral Term Loan
On December 13, 2023, Cemex entered into the Peso Bilateral Term Loan consisting of a Ps6,000,
5-year
amortizing term loan. As of December 31, 2025 and 2024, the outstanding debt under this loan was Ps6,000 for both years (note 29).
The debt balances under the Bank Credit Agreements, for which Cemex, S.A.B. de C.V. is the borrower, are guaranteed by Cemex Concretos, S.A. de C.V., Cemex Operaciones México, S.A. de C.V., Cemex Innovation Holding Ltd. and Cemex Corp. Cemex is currently in compliance with all covenants in the Bank Credit Agreements. However, future compliance, including financial covenants, cannot be assured. Failure to comply, if not remedied, may result in an event of default and could materially and adversely affect Cemex’s business and financial condition.
Financial Covenants
Under the Bank Credit Agreements, Cemex must maintain a maximum Consolidated Leverage Ratio of 3.75 and a minimum Consolidated Coverage Ratio of 2.75, measured at the end of each quarter for each rolling four-quarter period. These ratios are calculated using the consolidated amounts as defined in the agreements.

F-3
4

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Consolidated Leverage Ratio
Under the Bank Credit Agreements, the ratio is calculated by dividing “Consolidated Net Debt” by “Consolidated EBITDA” for the last twelve months as of the calculation date. Consolidated Net Debt is defined as debt reported in the statement of financial position, less cash and cash equivalents. It excludes existing or future obligations under any securitization program and any subordinated notes of Cemex. It is also adjusted for net mark-to-market
of all derivative instruments, as applicable, and other adjustments related to business acquisitions or disposals.
Consolidated EBITDA:
Under the Bank Credit Agreements, Operating EBITDA for the last twelve months as of the calculation date is adjusted for any discontinued EBITDA. This adjustment is used solely to calculate the Consolidated Leverage Ratio on a pro forma basis for any material disposition or acquisition.
Consolidated Coverage Ratio
Under the Bank Credit Agreements, this ratio equals Consolidated EBITDA divided by financial expense for the previous twelve months as of the calculation date.
As of December 31, 2025, 2024 and 2023, under the Bank Credit Agreements, the main consolidated financial ratios were as follows:

Consolidated financial ratios		Refers to the compliance limits and calculations in effect on each specified date
		2025	2024	2023
Leverage ratio	Limit	<=3.75	<=3.75	<=3.75
	Calculation	1.63	1.81	2.06

Coverage ratio	Limit	>=2.75	>=2.75	>=2.75
	Calculation	8.37	7.26	7.91
Cemex may face payment acceleration under the Banks Credit Agreement if it fails to comply with financial ratios and does not secure a waiver or negotiate compliance. This could have a significant impact on its operating results, liquidity, and financial position. Cemex’s ability to comply with these ratios may be affected by economic conditions, volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets or other factors. Cemex will reclassify all non-current
debt as current if it fails to meet its covenants, causing a default, including if the financial ratios are not met, or if a cross-default clause is triggered. However, it will not reclassify non-current
debt if it anticipates compliance with financial ratios, provided there are amendments or waivers for the next 12 months, a high likelihood of curing any violations during a remediation period, or a long-term refinancing agreement.

18.2)	OTHER FINANCIAL OBLIGATIONS
As of December 31, 2025 and 2024, other financial obligations in the consolidated statement of financial position were detailed as follows:

	2025				2024
	Current	Non-current	Total		Current	Non-current	Total
I. Leases	$267	868	1,135	$	269	902	1,171
II. Liabilities secured with accounts receivable	681	—	681		658	—	658
	$948	868	1,816	$	927	902	1,829
Changes in the balance of lease financial liabilities during 2025, 2024 and 2023 were as follows:

	2025	2024	2023
Lease financial liability at the beginning of year	$1,171	1,258	1,176
Additions from new leases	192	290	341
Reductions from payments	(285)	(296)	(256)
Cancellations and liability remeasurements	3	(47)	(24)
Foreign currency translation and accretion effects	54	(34)	21
Lease financial liability at the end of year	$1,135	1,171	1,258

F-3
5

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Other financial obligations - continued
As of December 31, 2025, the maturities of
non-current
lease financial liabilities are as follows:

		Total
2027	$	195
2028		153
2029		118
2030		86
2031 and thereafter		316
	$	868
Total cash outflows for leases in 2025, 2024 and 2023, including the interest expense portion were $357, $371 and $331, respectively (note 25.1). Consolidated financial expenses related to lease contracts in 2025, 2024 and 2023, were $72, $74 and $70, respectively. In connection with the liabilities secured by accounts receivable, as explained in note 10, the discount granted to acquirers of trade accounts receivable is recorded as financial expense and amounted to $43 in 2025, and $52 in 2024 and 2023.

18.3)	FAIR VALUE OF FINANCIAL INSTRUMENTS
Under IFRS, fair value is defined as the “Exit Value,” or the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, taking into account the counterparty’s credit risk. This concept assumes the presence of a market and market participants for the asset or liability. If no market or participants exist, IFRS applies a fair value hierarchy. Level 1 gives the highest priority to unadjusted quoted prices in active markets for identical items; Level 2 uses observable inputs other than quoted prices, typically for assets not actively traded; Level 3 relies on significant unobservable inputs.
Financial assets and liabilities
The carrying amounts of current financial instruments approximate their estimated fair values because of their short-term, revolving nature. The estimated fair value of Cemex’s non-current
debt is classified as level 1 and level 2. It is determined either by using estimated market prices for similar instruments, considering current interest rates available to Cemex for debt with similar maturities, or by discounting future cash flows using market-based interest rates.
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
As of December 31, 2025 and 2024, the carrying amounts of financial assets and liabilities and their fair values were as follows:

	2025		2024
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Derivative financial instruments (notes 14.2 and 18.4)	$10	10	$60	60
Other investments and non-current accounts receivable (note 14.2)	202	197	196	179
	$212	207	$256	239
Financial liabilities
Long-term debt (note 18.1)	$4,457	4,478	$5,340	5,145
Other financial obligations (note 18.2)	868	866	902	898
Derivative financial instruments (notes 18.4 and 19.3)	44	44	100	100
	$5,369	5,388	$6,342	6,143
As of December 31, 2025 and 2024, financial assets and liabilities from derivative financial instruments and other investments are carried at fair value hierarchy level 2, while Investments in strategic equity securities are valued at fair value hierarchy level 1.

F-3
6

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

18.4)	DERIVATIVE FINANCIAL INSTRUMENTS
For the years ended December 31, 2025, 2024 and 2023, Cemex held derivative financial instruments in accordance with its Risk Management Committee guidelines, debt agreement restrictions, and hedging strategy (note 18.5). The notional amounts and fair values of Cemex’s derivative instruments were as follows:

	2025		2024
	Notional amount	Fair value	Notional amount	Fair value
I. Financial derivative instruments hedging the net investment	$1,817	(94)	713	63
II. Cross currency swaps	658	(1)	658	(100)
III. Interest rate swaps	705	2	600	14
IV. Fuel price hedging	247	3	356	6
V. Foreign exchange options	—	—	650	41
	$3,427	(90)	2,977	24

I.	Financial derivative instruments hedging the net investment
As of December 31, 2025 and 2024, there are Dollar/Peso foreign exchange forward contracts for notional amounts of $492, in both years. Cemex has designated this program as a hedge of Cemex’s net investment in Pesos, pursuant to which changes in the fair market value of these instruments are recognized as part of “Other equity reserves”. For the years 2025, 2024 and 2023, these contracts generated losses of $105, gains of $86 and losses of $172, respectively, which partially offset currency translation effects in each year recognized in equity generated from Cemex’s net assets denominated in Pesos.
In addition, as of December 31, 2025 and 2024, as part of Cemex’s Peso net investment hedge strategy, there are additional Dollar/Peso capped forwards, structured with option contracts, for a notional amount of $784 and $221, respectively. Changes in the fair value of such capped forward contracts are also recognized as part of “Other equity reserves”. For the years 2025, 2024, and 2023, these contracts generated losses of $65, gains of $43, and losses of $54, respectively, which partially offset currency translation effects recognized in equity generated from Cemex’s net assets denominated in Pesos.
Moreover, as of December 31, 2025, Cemex held cross-currency swap and forward starting cross currency swaps contracts for a notional amount of $541. Cemex has designated this program as a hedge of Cemex’s net investment in Euros. In addition, changes in the fair value of these contracts related to the interest rate are initially recognized as part of “Other equity reserves” and are subsequently allocated through financial expense, as interest expense on the related loans is accrued in the Income Statement. During 2025, changes in the fair value of these contracts generated losses of $20, recognized in “Other equity reserves”.

II.	Cross currency swaps
As of December 31, 2025 and 2024, Cemex held cross-currency swap contracts with a notional amount of $658 in both years, related to the 2023 CEBURES as described in note 18.1. These contracts were designated as cash flow hedges to modify the rate and currency risk profile of the 2023 CEBURES from Peso to Dollar. For the years 2025, 2024 and 2023, changes in the fair value of these contracts resulted in gains of $89, losses of $123 and gains of $23, respectively, which were recognized in other comprehensive income.

III.	Interest rate swaps
As of December 31, 2025 and 2024, Cemex held interest rate swaps for a notional amount of $705 and $600, and fair values assets of $2 and $14, respectively. For the years 2025, 2024 and 2023, changes in the fair value of these contracts resulted in losses of $13, $16 and $9, respectively, which were recognized in other comprehensive income.

IV.	Fuel price hedging
As of December 31, 2025 and 2024, Cemex maintained financial derivative contracts negotiated to hedge the price of certain fuels in several operations, for aggregate notional amounts of $120 and $134. These contracts have been designated as cash flow hedges of forecast transactions. For the years 2025, 2024 and 2023, changes in fair value of these contracts recognized in “Other equity reserves” represented losses of $6 in each year. In addition, as of December 31, 2025 and 2024, Cemex held Brent oil and coal call spreads with a notional of $128 and $222, respectively. Changes in the fair value of these contracts are recognized directly in the Income Statement as part of “Financial income and other items, net” which resulted in losses of $9 in 2025, $17 in 2024 and $1 in 2023.

V.	Foreign exchange options
As of December 31, 2024, Cemex held Dollar/Peso call spread option contracts for a notional amount of $650. Such contracts were settled during 2025.

F-3
7

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

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
As of December 31, 2025 and 2024, these strategies are sometimes complemented with the use of derivative financial instruments as mentioned in note 18.4, such as the commodity forward contracts on fuels negotiated to fix the price of these underlying commodities. The main risk categories are mentioned below:
Credit risk
Credit risk is the risk of economic loss faced by Cemex if a customer or counterparty to a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of December 31, 2025 and 2024, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. In cases deemed necessary, Cemex’s management requires guarantees from its customers and financial counterparties regarding financial assets.
The Company’s management has established a policy of low risk tolerance that analyzes the creditworthiness of each client individually before offering the general conditions of payment terms and delivery. The review includes external ratings when references are available. Thresholds of purchase limits are established for each client. As of December 31, 2025, Cemex estimated potential expected losses under the ECL model (note 10) at $84.
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
Additionally, there is an opportunity cost for continuing to pay a determined fixed interest rate when the market rates have decreased, and the entity may obtain improved interest rate conditions in a new loan or debt issuance. Cemex manages its interest rate risk by balancing its exposure to fixed and floating rates while attempting to reduce its interest costs. Cemex could renegotiate the conditions or repurchase the debt, particularly when the net present value of the estimated future benefits from the interest rate reduction is expected to exceed the cost and commissions that would have to be paid in such renegotiation or repurchase of debt.
As of December 31, 2025 and 2024, 20% and 24%, respectively, of Cemex’s long-term debt was denominated in floating rates at a weighted-average interest rate of SOFR plus 98 basis points in 2025 and 95 basis points in 2024. These figures reflect the effect of interest rate swaps held by Cemex during 2025 and 2024. As of December 31, 2025, if interest rates at that date had been 0.5% higher, with all other variables held constant, Cemex’s net income for 2025 would have reduced by $10, because of higher interest expense on variable rate denominated debt. This analysis does not include the effect of interest rate swaps held by Cemex (note 18.3).
Foreign currency risk
Foreign currency risk is the potential for changes in exchange rates to affect the fair value or future cash flows of financial instruments. Cemex is primarily exposed to this risk through its operating activities. With operations in multiple countries, Cemex generates and settles revenues and costs in various currencies. For the year ended December 31, 2025, 27% of external revenues were generated in Mexico, 31% in the United States, 24% in Europe, 8% in the Middle East and Africa, 7% in SCA&C and 3% in other activities.

8

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Foreign currency risk – continued
As of December 31, 2025, considering a hypothetical 10% strengthening of the Dollar against the Peso, and excluding the effect of translating net assets denominated in currencies different from Cemex’s presentation currency, Cemex’s net income for 2025 would have decreased by $42 due to higher foreign exchange losses on Dollar-denominated net monetary liabilities in consolidated entities with different functional currencies.
As of December 31, 2025, 64% of Cemex’s financial debt was denominated in Dollars, 18% in Euros, 17% in Pesos and 1% in other currencies. This creates foreign currency exposure, primarily due to Dollar-denominated debt compared to the various currencies in which Cemex’s earns revenue. Cemex cannot guarantee it will generate enough Dollars revenues from its operations to meet these obligations.
As of December 31, 2025 and 2024, Cemex’s consolidated net monetary assets (liabilities) by currency are as follows:

		2025	2024
Monetary assets	$	5,160	4,126
Monetary liabilities		14,917	14,504
Net monetary assets (liabilities)		(9,757)	(10,378)
The breakdown is presented below:
Dollars		(5,721)	(6,524)
Pesos		(991)	(824)
Euros		(2,150)	(1,884)
Pounds		(419)	(516)
Other currencies		(476)	(630)
	$	(9,757)	(10,378)
The Parent Company’s functional currency for financial and holding activities is the Dollar (note 3.3). Foreign currency risk arises when translating subsidiaries’ net assets from other currencies into Dollars. If the Dollar appreciates, the value of these assets decreases in Dollar terms, resulting in negative foreign currency translation and a reduction in stockholders’ equity. Cemex uses Dollar/Peso foreign exchange forward contracts to hedge the translation of net assets denominated in Pesos (note 18.4).
Liquidity risk
Liquidity risk refers to the possibility that Cemex may not have sufficient funds to meet its obligations. To address its liquidity needs for operations, debt service, capital expenditures and acquisitions, Cemex relies on operating cash flow, cost-cutting measures, capacity optimization, credit facilities, debt and equity offerings, and asset sales. Cemex is also exposed to risks from fluctuation in foreign exchange rates, prices, currency controls, interest rates, inflation, governmental spending, social instability, and other political or economic developments in its operating countries. Any of these factors may significantly impact Cemex’s results and reduce cash from operations. The maturity and the details of Cemex’s contractual obligations are provided in note 25.1.
As of December 31, 2025, current liabilities, including $2,135 in current debt and other financial obligations, exceeded current assets by $1,250. Management has adopted an operating strategy that maintains a negative working capital balance. For the year ended December 31, 2025, Cemex generated $1,975 in net cash flows from operating activities. Management considers Cemex will generate sufficient cash flows over the next twelve months to meet its current obligations. In addition, as of December 31, 2025, Cemex has a committed line of credit under the RCF totaling $2,352.

19)	TRADE ACCOUNTS PAYABLE, OTHER CURRENT LIABILITIES AND NON-CURRENT LIABILITIES

19.1)	TRADE ACCOUNTS PAYABLE
Supplier Finance Agreements
To support its supplier’s liquidity, Cemex has partnered with financial institutions in several countries to establish supply chain programs. Under these programs, registered suppliers may choose to sell their accounts receivable from Cemex to a participating financial institution before the agreed payment date. Suppliers are responsible for any financial cost incurred. Cemex settles these payments with the financial institutions on the original due dates or with only minor and no substantial extensions. As of December 31, 2025 and 2024, the consolidated trade payables on the statements of financial position include $963 in 2025 and $999 in 2024 related to these programs, with an average payment term of 93 days. These programs do not involve additional cash flow risk to Cemex. Trade accounts payable would be classified as debt, whether payment terms are significantly extended through the programs with financial institutions. As of December 31, 2025 and 2024, there are no debt balances arising from these programs.

F-
39

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

19.2)	OTHER CURRENT LIABILITIES
As of December 31, 2025 and 2024, consolidated other current liabilities were as follows:

	2025	2024
Other accounts payable and accrued expenses	$659	660
Provisions	558	399
Contract liabilities with customers (note 4)	369	269
Interest payable	96	89
	$1,682	1,417
In connection with the Other accounts payable and accrued expenses shown in the table above primarily include fixed and variable employee benefits, insurance payments and utilities accrual. These are recurring and are expected to be settled and replaced within the next 12 months.

19.3)	OTHER NON-CURRENT LIABILITIES
As of December 31, 2025 and 2024, consolidated other
non-current
liabilities were as follows:

	2025	2024
Asset retirement obligations	$654	563
Environmental liabilities	210	203
Accruals for legal assessments and other responsibilities	113	95
Non-current liabilities for valuation of derivative instruments	44	100
Other non-current liabilities and provisions	425	420
	$1,446	1,381
Other
non-current
liabilities and provisions include deferred revenues, which are recognized in the Income Statement as deliverables are fulfilled throughout the term of supply agreements.
Changes in consolidated
non-current
other liabilities plus current provisions for the years 2025 and 2024, were as follows:

	2025
	Asset retirement obligations	Environmental liabilities	Accruals for legal proceedings	Valuation of derivative instruments	Other liabilities and provisions	Total	2024
Balance at beginning of period	$688	228	101	100	663	1,780	1,656
Additions or increase in estimates	282	7	46	63	215	613	395
Releases or decrease in estimates	(186)	(15)	(21)	(56)	(132)	(410)	(318)
Business combinations (note 5.1)	4	—	—	—	10	14	—
Accretion expense	43	—	—	—	6	49	53
Foreign currency translation	(41)	17	(9)	(2)	(7)	(42)	(6)
Balance at end of period	$790	237	117	105	755	2,004	1,780
The breakdown is presented below:
Current provisions	$136	27	4	61	330	558	399
Other non-current liabilities	654	210	113	44	425	1,446	1,381

20)	PENSIONS AND POST-EMPLOYMENT BENEFITS
Defined contribution pension plans
The consolidated costs of defined contribution plans for the years ended December 31, 2025, 2024 and 2023 were $78, $74 and $64, respectively.

F-
40

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Defined benefit pension plans
Most of Cemex’s defined benefit plans have been closed to new participants for several years. For the years ended December 31, 2025, 2024 and 2023, the effects of pension plans and other post-employment benefits are summarized as follows:

	Pensions			Other benefits			Total

Net period cost (income):	2025	2024	2023	2025	2024	2023	2025	2024	2023
Recorded in operating costs and expenses
Service cost	$7	7	6	4	4	4	11	11	10
Settlements, curtailments and other changes	(2)	—	(9)	(3)	—	(1)	(5)	—	(10)
	5	7	(3)	1	4	3	6	11	—
Recorded in other financial expenses
Net interest cost	30	32	36	9	8	8	39	40	44
Recorded in other comprehensive income
Actuarial results for the period	3	(75)	46	9	1	(1)	12	(74)	45
	$38	(36)	79	19	13	10	57	(23)	89
As of December 31, 2025 and 2024, the reconciliation of the actuarial benefits’ obligations and pension plan assets, are presented as follows:

	Pensions		Other benefits		Total
	2025	2024	2025	2024	2025	2024
Change in benefits obligation:
Projected benefit obligation at beginning of the period	$1,612	1,909	92	101	1,704	2,010
Service cost	7	7	4	4	11	11
Interest cost	92	97	9	8	101	105
Actuarial results	1	(159)	9	1	10	(158)
Reduction from disposal of assets	—	(17)	—	—	—	(17)
Settlements and curtailments	(148)	—	(3)	—	(151)	—
Benefits paid	(120)	(160)	(10)	(10)	(130)	(170)
Foreign currency translation	125	(65)	10	(12)	135	(77)
Projected benefit obligation at end of the period	1,569	1,612	111	92	1,680	1,704
Change in plan assets:
Fair value of plan assets at beginning of the period	1,144	1,273	1	2	1,145	1,275
Return on plan assets	62	65	—	—	62	65
Actuarial results	(2)	(84)	—	—	(2)	(84)
Employer contributions	82	85	11	10	93	95
Reduction from disposal of assets	—	(13)	—	—	—	(13)
Settlements	(146)	—	—	—	(146)	—
Benefits paid	(120)	(160)	(10)	(10)	(130)	(170)
Foreign currency translation	70	(22)	—	(1)	70	(23)
Fair value of plan assets at end of the period	1,090	1,144	2	1	1,092	1,145
Net projected liability	$479	468	109	91	588	559
For the years 2025, 2024 and 2023, actuarial results for the period were generated by the following main factors as follows:

	2025	2024	2023
Actuarial results due to experience	$20	(26)	13
Actuarial results due to demographic assumptions	7	(28)	(5)
Actuarial results due to financial assumptions	(15)	(20)	37
	$12	(74)	45

F-
41

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Defined benefit pension plans - continued
In 2025, 2024 and 2023, net actuarial results due to financial assumptions were driven by a general change in the discount rates applicable to the calculation of the Projected Benefit Obligation (“PBO”). As of December 31, 2025 and 2024, based on the hierarchy of fair values, plan assets are detailed as follows:

	2025					2024
	Level 1	Level 2	Level 3	Total		Level 1	Level 2	Level 3	Total
Cash	$29	—	—	29	$	25	—	—	25
Investments in corporate bonds	248	—	—	248		237	46	—	283
Investments in government bonds	286	—	—	286		339	—	—	339
Total fixed-income securities	563	—	—	563		601	46	—	647
Investment in marketable securities	144	57	—	201		127	73	—	200
Other investments and private funds	53	31	244	328		44	32	222	298
Total variable-income securities	197	88	244	529		171	105	222	498
Total plan assets	$760	88	244	1,092	$	772	151	222	1,145
As of December 31, 2025, estimated payments for pensions and other post-employment benefits over the next 10 years were as follows:

		Estimated payments
2026	$	148
2027		135
2028		135
2029		137
2030		135
2031 – 2035		678
As of December 31, 2025 and 2024, the aggregate PBO and the plan assets by country were as follows:

		2025				2024
		PBO	Assets	Deficit		PBO	Assets	Deficit
Mexico	$	251	59	192	$	200	30	170
United Kingdom		1,008	803	205		960	752	208
Germany		127	6	121		121	5	116
Other countries		294	224	70		423	358	65
	$	1,680	1,092	588	$	1,704	1,145	559
The most significant assumptions used in the determination of the benefit obligation by country were as follows:

	2025				2024
	Mexico	United Kingdom	Germany	Other countries	Mexico	United Kingdom	Germany	Other countries
Discount and return rates	10.5%	5.5%	4.0%	3.7% - 10.0%	11.8%	5.6%	3.4%	3.3% - 9.5%
Rate of salary increases	4.5%	2.9%	3.2%	2.5% - 7.3%	4.5%	3.2%	3.2%	2.5% - 7.3%
In some countries, Cemex has established health care benefits for retired personnel limited to a certain number of years after retirement. As of December 31, 2025 and 2024, the projected benefits obligation related to these benefits was $54 and $51, respectively, included within other benefits liability.
Significant settlements or curtailments related to employees’ pension benefits and other post-employment benefits during the reported periods
During 2025, mainly in Mexico and the EMEA region, restructuring events had the effect of reducing obligations related to certain employees’ pension plans and other post-employment benefits. Cemex recognized a gain of $5 in the Income Statement. In the United States, the pension plan was amended in 2024 to allow active participants to select a lump-sum
or an annuity in anticipation of the plan’s termination. Cemex completed the termination in 2025. No effect was recognized in the Income Statement. In 2023, due to various factors in Mexico and France, there was a reduction of $11 and $1, respectively, in the retirement obligations recognized in the Income Statement. During 2024, there were no significant settlements or curtailments.

F-
42

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Sensitivity analysis of pension and other post-employment benefits
As of December 31, 2025, Cemex conducted sensitivity analyses on the key assumptions influencing that PBO, applying independent changes of plus or minus 50 basis points to each assumption. The resulting increase or decrease in the PBO for pensions and other post-employment benefits are presented below:

	Pensions		Other benefits		Total
Assumption	+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps
Discount Rate	$(72)	78	(4)	4	(76)	82
Salary Rate	4	(3)	1	(1)	5	(4)
Pension Rate	60	(56)	—	—	60	(56)
Multiemployer defined benefit pension plans
Cemex contributes to union-sponsored multiemployer retirement defined benefit pension plans (the “Multiemployer Plans”) under the terms of collective bargaining agreements for certain union employees. The combined amounts contributed to the Multiemployer Plans were $14 in 2025, $19 in 2024 and $20 in 2023. The Company expects to contribute $15 to the Multiemployer Plans in 2026.
Commitments to employee benefits
In certain countries, Cemex provides self-insured healthcare benefits to active employees, managed through cost-plus fee arrangements with major insurers or health maintenance organizations. As of December 31, 2025, Cemex has set stop-loss limits for ongoing medical assistance resulting from specific causes, such as automobile accidents or illnesses, with a total limit of $550 thousand. Other plans include stop-loss limits per employee, regardless of the number of incidents, with a total cost of $2.5 thousand. While the potential liability if all eligible employees require medical services at once is significant, Cemex considers this scenario unlikely. Expenses for these plans were $79 in 2025 and $72 in both 2024 and 2023.

21)	INCOME TAXES

21.1)	INCOME TAXES FOR THE PERIOD
The amounts of income tax expense in the Income Statements for 2025, 2024 and 2023 are summarized as follows:

	2025	2024	2023
Current income tax expense	$178	343	1,102
Deferred income tax (benefit) expense	207	(276)	103
	$385	67	1,205

21.2)	DEFERRED INCOME TAXES
As of December 31, 2025 and 2024, the main temporary differences that generated deferred income tax assets and liabilities are as follows:

		2025	2024
Deferred tax assets:
Tax loss carryforwards and other tax credits	$	480	446
Accounts payable and accrued expenses		745	1,084
Intangible assets, net and other		177	130
Total deferred tax assets, gross		1,402	1,660
Presentation of net position by same legal entity		(886)	(987)
Total deferred tax asset, net in the statement of financial position		516	673
Deferred tax liabilities:
Property, machinery and equipment and right-of-use asset, net		(1,382)	(1,298)
Investments and other assets		(105)	(237)
Total deferred tax liabilities, gross		(1,487)	(1,535)
Presentation of net position by same legal entity		886	987
Total deferred tax liabilities, net in the statement of financial position		(601)	(548)
Net deferred tax assets (liabilities)	$	(85)	125
The breakdown is presented below:
Net deferred tax assets in Mexican entities	$	312	393
Net deferred tax liabilities in foreign entities		(397)	(268)
Net deferred tax assets (liabilities)	$	(85)	125

F-
43

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Deferred income taxes – continued
As of December 31, 2025 and 2024, balances of the deferred tax assets and liabilities included in the statement of financial position are located in the following entities:

	2025			2024
	Assets	Liabilities	Net	Assets	Liabilities	Net
Mexican entities	$443	(131)	312	$518	(125)	393
Foreign entities	73	(470)	(397)	155	(423)	(268)
	$516	(601)	(85)	$673	(548)	125
The breakdown of changes in consolidated deferred income taxes during 2025, 2024 and 2023 was as follows:

	2025	2024	2023
Deferred income tax (benefit) expense in the Income Statement	$207	(276)	103
Deferred income tax expense (benefit) in stockholders’ equity	7	57	(6)
Reclassifications 1	(4)	14	—
Change in deferred income tax during the period	$210	(205)	97

1	In 2025 and 2024, refers to the effects of the reclassification of balances to assets held for sale and related liabilities (note 5.2).
Current and/or deferred income tax relative to items of other comprehensive income during 2025, 2024 and 2023 were as follows:

	2025	2024	2023
Expense (benefit) related to actuarial results (note 20)	$(5)	11	(5)
Expense (benefit) related to derivative financial instruments (note 18.4)	(16)	4	(41)
Expense related to foreign currency translation and other effects	14	33	40
	$(7)	48	(6)
As of December 31, 2025, consolidated tax loss and tax credits carryforwards expire as follows:

	Amount of carryforwards	Amount of unrecognized carryforwards	Amount of recognized carryforwards
2026	$17	17	—
2027	25	15	10
2028	52	20	32
2029	191	178	13
2030 and thereafter	7,070	5,273	1,797
	$7,355	5,503	1,852

As of December 31, 2025, in connection with Cemex’s deferred tax loss carryforwards presented in the table above, to realize the benefits associated with such deferred tax assets that have been recognized, before their expiration, Cemex would need to generate $1,852 in consolidated pre-tax
income in future periods. Based on the same forecasts of future cash flows and operating results used by Cemex’s management to allocate resources and evaluate performance in the countries in which Cemex operates, along with the implementation of feasible tax strategies, Cemex believes that it will recover the balance of its tax loss carryforwards that have been recognized before their expiration. In addition, Cemex concluded that the deferred tax liabilities considered in the analysis of recoverability of its deferred tax assets will reverse in the same period and tax jurisdiction of the related recognized deferred tax assets. Moreover, a certain amount of Cemex’s deferred tax assets refers to operating segments and tax jurisdictions in which Cemex is currently generating taxable income or in which, according to Cemex’s management cash flow projections, will generate taxable income in the relevant periods before the expiration of the deferred tax assets.
The Parent Company does not recognize a deferred income tax liability for its investments in subsidiaries because Cemex controls the reversal of the related temporary differences, and management has determined that these differences are unlikely to reverse in the foreseeable future.

F-4
4

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

21.3)	RECONCILIATION OF EFFECTIVE INCOME TAX RATE
The reconciliation of the effective income tax rate presented in the Income Statements and the statutory tax rate for the years ended December 31, 2025, 2024 and 2023, were as follows:

	2025		2024		2023
	%	$	%	$	%	$
Mexican statutory tax rate	30.0%	237	30.0%	294	30.0%	397
Income tax penalties in Spain (note 21.4)	—	—	—	—	46.9%	620
Difference between accounting and tax expenses, net 1	44.6%	352	(9.2)%	(90)	0.4%	6
Non-taxable sale of equity securities and fixed assets 2	(44.5)%	(351)	(10.6)%	(104)	(1.3)%	(17)
Difference between book and tax inflation	15.3%	121	6.1%	60	9.1%	120
Differences in tax rates where Cemex operates	(5.2)%	(41)	2.5%	24	7.7%	103
Deferred income tax changes related to tax carryforwards	8.0%	63	(10.1)%	(99)	(4.3)%	(57)
Changes in provisions for uncertain tax positions	1.5%	12	1.1%	11	0.1%	1
Others	(0.9)%	(8)	(3.0)%	(29)	2.4%	32
Effective consolidated income tax expense rate	48.8%	385	6.8%	67	91.0%	1,205

1	In 2025, $307 relates to impairment charges in the U.S. that are non-deductible for tax purposes in that jurisdiction (note 8).

2	In 2025 and 2024, includes $289 and $72, respectively, related to non-taxable income from the sale of shares of subsidiaries and associates during the period.
The following table compares the line item “Deferred income tax changes related to tax carryforwards” as presented in the table above against the changes in deferred tax assets in the statement of financial position for the years ended December 31, 2025 and 2024:

		2025		2024
		Changes in the statement of financial position	Amounts in reconciliation	Changes in the statement of financial position	Amounts in reconciliation
Tax loss carryforwards generated and not recognized during the year	$	—	91	—	89
Derecognition of previously recognized tax loss carryforwards		(70)	51	(100)	—
Recognition related to unrecognized tax loss carryforwards		96	(79)	105	(186)
Foreign currency translation and other effects		8	—	(4)	(2)
Changes in deferred tax assets	$	34	63	1	(99)

21.4)	UNCERTAIN TAX POSITIONS AND SIGNIFICANT TAX PROCEEDINGS
Uncertain tax positions
As of December 31, 2025 and 2024, as part of current provisions and non-current
other liabilities (note 19), Cemex has recognized provisions related to unrecognized tax benefits in connection with uncertain tax positions taken, in which it is deemed probable that the tax authorities would differ from the position adopted by Cemex. As of December 31, 2025, the tax returns submitted by some subsidiaries of Cemex located in several countries are under review by the respective tax authorities in the ordinary course of business. Cemex cannot anticipate if such reviews will result in new tax assessments, which would, should any arise, be appropriately disclosed and/or recognized in the financial statements. A summary of the beginning and ending balances of unrecognized tax benefits for the years ended December 31, 2025, 2024 and 2023, excluding interest and penalties, is as follows:

		2025	2024	2023
Balance of tax positions at beginning of the period	$	51	78	41
Additions for tax positions of prior periods		15	5	34
Additions for tax positions of current period		12	14	3
Reductions for tax positions related to prior periods and other items		(2)	(2)	(1)
Settlements and reclassifications		(7)	(31)	—
Expiration of the statute of limitations		(2)	(8)	(2)
Foreign currency translation effects		5	(5)	3
Balance of tax positions at end of the period	$	72	51	78

F-4
5

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Uncertain tax position - continued
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
Significant tax proceedings
As of December 31, 2025, the Company’s most significant tax proceedings are as follows:

•
On August 9, 2024, in connection with the fines imposed by the tax authorities in Spain (the “Tax Authorities”) related to the years 2006 to 2009, the Tax Authorities notified Cemex España, S.A. (“Cemex España”) of the final amount for a total of $536, initially payable no later than September 20, 2024. On September 6, 2024, Cemex España paid an amount equivalent to $322. In connection with the remainder of the fines for an amount equivalent to $214, Cemex España filed before the National Court (Audiencia Nacional) a motion against the assessment issued by the Tax Authorities, claiming a right to a reduction of the remainder of the fines for early payment pursuant to the applicable tax code in Spain, but this motion was denied on February 21, 2025 and this denial was affirmed on September 1, 2025. On October 10, 2025, Cemex España filed a request for admission of a cassation appeal against such adverse resolution to the Spanish Supreme Court. Furthermore, as a cautionary measure, on September 9, 2024, Cemex España filed an appeal with the Tribunal Económico Administrativo Central (“TEAC”) in connection with the aforementioned motion, but this appeal was adversely resolved on July 23, 2025. On September 10, 2024, Cemex España paid an additional amount of $3 and filed a request to the Agencia Estatal de Administración Tributaria de España (“AEAT”) for a postponement of payment and an authorization to pay the outstanding amount of the fines in installments over four years starting in April 2025 in case the proceeding over the reduction of the remainder of the fines was not resolved in Cemex España’s favor. On September 10, 2025, Cemex España received an adverse resolution from the AEAT, not admitting the request. On September 10, 2025, Cemex España filed a recourse against the non-admission
of such request with the TEAC. As of December 31, 2025, the payment of the outstanding amount of the fines remains suspended until several motions and recourses filed by Cemex España are resolved.

•
In connection with the tax return for the year 2012, the Colombian Tax Authority (the “Colombian Tax Authority”) assessed an increase in the income tax payable by Cemex Colombia S.A. (“Cemex Colombia”) and imposed an inaccuracy penalty for amounts in Colombian Pesos equivalent to $33 of income tax and $33 of penalty. After several procedures and appeals, in 2021, Cemex Colombia filed an appeal in the Administrative Court of Cundinamarca. If the proceeding is adversely resolved in the final stage, Cemex Colombia must pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the payment date. As of December 31, 2025, Cemex considers that an adverse resolution in this proceeding after the conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding. If adversely resolved, Cemex believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of Cemex.

•
In relation with the tax return for the year 2011, the Colombian Tax Authority notified Cemex Colombia of a proceeding in which it rejected certain deductions and determined an increase in the income tax payable and imposed a penalty for amounts in Colombian Pesos equivalent to $23 of income tax and $
23
of penalty. After several procedures and appeals, in 2020, the Colombian Tax Authority confirmed the claims of the official liquidation, and this was then appealed in the Administrative Court of Cundinamarca. If the proceeding is adversely resolved in its final stage, Cemex Colombia would have to pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the date of payment. As of December 31, 2025, Cemex considers that an adverse resolution in this proceeding after the conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding. If adversely resolved, Cemex believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of Cemex.

Global minimum tax
The Pillar Two rules, known as the global minimum tax, require a minimum effective tax rate of 15% based on specific criteria. As of December 31, 2025 and 2024, the impact of this tax was not material in the countries where Cemex operates.

22)	STOCKHOLDERS’ EQUITY
As of December 31, 2025 and 2024, stockholders’ equity excludes investments in CPOs of the Parent Company held by subsidiaries of $24 (20,541,277 CPOs) and $12 (20,541,277 CPOs), respectively, which were eliminated within “Other equity reserves.”

F-4
6

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

22.1)	COMMON STOCK
As of December 31, 2025 and 2024, the common stock of Cemex, S.A.B. de C.V. was presented as follows:

	2025		2024

Shares 1	Series A 2	Series B 2	Series A 2	Series B 2
Subscribed and paid shares	29,016,656,496	14,508,328,248	29,016,656,496	14,508,328,248
Unissued shares authorized for executives’ stock compensation programs	881,442,830	440,721,415	881,442,830	440,721,415
	29,898,099,326	14,949,049,663	29,898,099,326	14,949,049,663

1	As of December 31, 2025 and 2024, 13,068,000,000 shares correspond to the fixed portion, and 31,779,148,989 shares correspond to the variable portion, respectively.

2
Series “A” or Mexican shares must represent at least 64% of Cemex, S.A.B. de C.V.’s capital stock; Series “B” or free subscription shares must represent at most 36% of Cemex, S.A.B. de C.V.’s capital stock.

On March 25, 2025 stockholders at the general ordinary shareholders’ meeting of Cemex, S.A.B. de C.V. approved: (a) the payment of a cash dividend for a total of $130 in four equal quarterly installments beginning in June 2025 and finalizing in March 2026; (b) setting the amount of $500 or its equivalent in Pesos as the maximum amount that during fiscal year 2025, and until the next ordinary general shareholders’ meeting of Cemex, S.A.B. de C.V. is held, Cemex, S.A.B. de C.V. may use for the acquisition of its own shares or securities representing such shares; and (c) the appointment of the members of the Board of Directors, the Audit Committee, the Corporate Practices and Finance Committee and, the Sustainability, Climate Action, Social Impact and Diversity Committee. During 2025, there were no purchases of own shares under the outstanding share repurchase program.
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
In 2025, 2024 and 2023, Cemex, S.A.B. de C.V. did not issue shares in connection with its executive share-based compensation programs (note 23).

22.2)	OTHER EQUITY RESERVES AND SUBORDINATED NOTES
As of December 31, 2025 and 2024, other equity reserves and subordinated notes were integrated as follows:

		2025	2024
Other equity reserves	$	(2,429)	(2,756)
Subordinated notes		1,983	1,986
	$	(446)	(770)

F-4
7

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Other equity reserves
As of December 31, 2025 and 2024, other equity reserves are detailed as follows:

	2025	2024
Cumulative translation effect, tax effects from deferred income taxes recognized directly in equity (note 21.2) and derivative financial instruments designated as cash flow hedges	$(646)	(1,066)
Cumulative actuarial losses	(336)	(324)
Cumulative coupons accrued under perpetual debentures	(1,070)	(1,070)
Cumulative coupons accrued and premiums paid on subordinated notes	(474)	(347)
Other effects	97	51
	$(2,429)	(2,756)
For the years ended December 31, 2025, 2024 and 2023, the foreign exchange fluctuations included in the comprehensive income (note 3.3), were as follows:

	2025	2024	2023
Foreign currency translation results 1	$758	(275)	356
Foreign exchange fluctuations from debt related to the acquisition of foreign entities	(118)	68	(28)
Foreign exchange fluctuations from intercompany balances	(303)	1	(73)
	$337	(206)	255

1
These effects relate to the translation of foreign subsidiaries’ financial statements, include changes in the fair value of financial derivative instruments designated to hedge a net investment (notes 3.4 and 18.4).

Subordinated notes
In June 2025, the Parent Company issued $1,000 of 7.200% subordinated notes (the “2025 Subordinated Notes”). After issuance costs, the Parent Company received $989. The Notes have no fixed maturity date and will be subordinated to all senior obligations, equal in right of payment to existing subordinated notes mentioned below.
In March 2023, the Parent Company issued $1,000 of 9.125% subordinated notes (the “2023 Subordinated Notes”). After issuance costs, the Parent Company received $
992
. The 2023 Subordinated Notes were aligned with the Green Financing Framework (the “GFF”) and the net proceeds obtained in the issuance should be applied to finance, in whole or in part, one or more new or existing Eligible Green Projects (“EGPs”) under its GFF’s use-of-proceeds.
EGPs include those related to pollution prevention and control, renewable energy, energy efficiency, clean transportation, sustainable water and wastewater management, and eco-efficient
and/or circular economy adapted products, production technologies and processes. On April 10, 2025, the 2023 Subordinated Notes were redeemed at nominal value plus a premium of 1%, together with accrued and unpaid interest on the Notes up to, but not including, the redemption date, for a total amount of $
1,028
.
In June 2021, the Parent Company issued $1,000 of 5.125% subordinated notes (the “2021 Subordinated Notes”). After issuance costs, the Parent Company received $
994
. The net proceeds obtained were used to repurchase in full the balance then outstanding of perpetual debentures issued by subsidiaries and the repayment of debt.
Under the 2025 Subordinated Notes and the 2021 Subordinated Notes (jointly the “Subordinated Notes”), which do not have a maturity or repayment date or mandatory redemption date, interest may be deferred indefinitely at the sole discretion of the Parent Company. In addition, the Subordinated Notes: (i) are not redeemable at the option of the holders of the Subordinated Notes (the “Noteholders”), (ii) do not have the benefit of standard debt covenants, and (iii) do not include an event of default relating to a payment or covenant default with respect to any indebtedness of Cemex. Moreover, the Parent Company is in control of the instances that may lead to the repayment of the Subordinated Notes, including Cemex’s repurchase option on the fifth anniversary of each issuance, specific redemption events as well as those under a reorganization event under the applicable laws. In the hypothetical event of liquidation of the Parent Company, the Noteholders would have a claim on any residual net assets available after all liabilities have been settled; therefore, the Noteholders have no guarantee of collecting the principal amounts of the Subordinated Notes or any deferred accrued interest, if any.
Based on the above characteristics of the Subordinated Notes, included in contractual terms that are considered to be substantive, and legal considerations, under IAS 32,
Financial Instruments: Presentation
(“IAS 32”), Cemex concluded that the Subordinated Notes do not meet the definition of financial liability under IAS 32, and consequently are classified in controlling interest stockholders’ equity within “Other equity reserves”.

8

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Subordinated notes – continued
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

Coupon and premiums on the Subordinated Notes were included in “Other equity reserves” for $127 in 2025, $143 in 2024 and $120 in 2023.

22.3)	RETAINED EARNINGS
The Parent Company declared dividends of $130 for 2025 and $120 for 2024 (note 22.1). As of December 31, 2025, $33 remained payable.

22.4)	NON-CONTROLLING INTEREST
Non-controlling
interest
Non-controlling
interest reflects the portion of equity and results attributable to non-controlling
stockholders in consolidated subsidiaries (note 28). As of December 31, 2025 and 2024, non-controlling
interest in equity was $308 and $301, respectively. In 2025, 2024 and 2023, non-controlling
interests in consolidated net income were $10, $21 and $17, respectively.

23)	EXECUTIVE SHARE-BASED COMPENSATION
Cemex, S.A.B. de C.V. offers long-term restricted share-based compensation programs to a broad group of executives. For eligible participants, stock-based compensation is a fixed percentage of annual compensation (the “Stock Bonus”). Until December 31, 2023, the Stock Bonus was paid in the Parent Company’s CPOs. Beginning in 2024, it is paid in the Parent Company’s ADSs. The number of shares awarded is determined on the award date based on the Stock Bonus amount and the stock market price at that time. Once set, the number of shares does not change with subsequent market price fluctuations.
Cemex’s long-term share-based compensation includes two programs. The Performance Plan for top management is based on internal and external performance metrics and vesting occurs at the end of three-year periods in a single block. The Ordinary Plan, for key executives and performers, is based on four-year periods. Shares under the Ordinary Plan are initially restricted and are released annually at an annual rate of 25% over a four-year period, provided the executive remains with the Company. If an executive leaves, unvested Ordinary Plan shares are generally forfeited. The Performance Plan may pay out between 0% and 200% of the target award at the end of three years, depending on performance. The fair value of Performance Plan awards is determined by using an option pricing model.
The combined compensation expense for the Share-Based Compensation Programs, based on the fair value of awards at the grant date, was recognized in each subsidiary’s operating results against “Other equity reserves”. The amounts were $84 in 2025, $55 in 2024 and $61 in 2023. To fulfill these awards, the Parent Company delivers the corresponding number of CPOs underlying the ADSs required to be delivered by the Parent Company to executives, either by issuing new shares or purchasing them, at its election. An external trust, where executives are beneficiaries, may receive funding from Cemex to facilitate these purchases. When the Parent Company funds this trust, it recognizes a decrease in “Other equity reserves” and a corresponding reduction in cash. As of December 31, 2025, there were no options or commitments to make cash payments to executives based on changes in the market price of the Parent Company’s ADSs.

F-
49

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

Executive share-based compensation - continued
The following information relates to the Share-Based Compensation Programs for the year ended December 31, 2025, 2024 and 2023:

					ADSs equivalents delivered (thousands)
Plan	Target number of ADSs (thousands) 1	ADS price at award’s date 2	Fair value (%)	Fair value (millions)	2025	2024	2023	ADSs Forfeited (thousands)	ADSs Outstanding (thousands) 3
Performance Plans
2020	4,146.0	$2.3	155%	14.8	—	—	8,448.2	—	—
2021	1,227.2	$8.0	150%	14.7	—	446.3	—	780.9	—
2022	2,403.6	$4.3	149%	15.4	1,934.7	—	—	1,637.0	—
2023	1,657.02	$6.4	145%	15.4	—	—	—	64.5	2,336.5
2024	1,976.7	$6.3	133%	16.6	—	—	—	25.8	2,595.7
2025	2,367.9	$6.3	141%	21.1	—	—	—	6.9	3,323.5
Ordinary Plans
2019	8,048.2	$4.7	100%	37.5		—	42.4	118.3	—
2020	11,162.2	$2.5	100%	28.1	—	—	2,293.0	253.7	—
2021	5,716.6	$7.2	100%	41.3	61.8	1,210.7	1,442.7	56.6	—
2022	9,483.0	$4.9	100%	46.0	2,267.1	2,166.0	2,450.5	58.1	—
2023	6,531.9	$5.9	100%	38.4	1,813.3	1,582.9	1,765.0	80.9	1,289.8
2024	8,531.7	$7.2	100%	61.5	3,097.7	2,248.0	—	—	3,222.4
2025	8,634.1	$6.2	100%	53.2	3,317.4	—	—	38.1	5,278.6
					12,492.0	7,653.9	16,441.8	3,120.8	18,046.5

1	The target number of ADSs under the Performance Plans is based on a 100% payout assumption.

2	The average ADS price is determined on the grant date.

3
Until the final payout of the Performance Plans is determined at the end of each three-year period, the number of outstanding ADSs is calculated using the same percentage of fair value as determined by the option pricing model.

24)	EARNINGS PER SHARE
Basic earnings per share are calculated by dividing net income attributable to ordinary equity holders of the Parent Company by the weighted average number of shares outstanding during the period. Diluted earnings per share reflect the potential issuance of ordinary shares when certain conditions are met, if this would decrease basic earnings per share or increase basic loss per share. The amounts used to calculate earnings per share for 2025, 2024 and 2023 are as follows:

		2025	2024	2023
Denominator (thousands of shares)
Weighted-average number of shares outstanding – basic		43,540,866	43,405,354	43,510,758
Effect of dilutive instruments – share-based compensation (note 23) 1		541,395	660,298	599,229
Weighted-average number of shares – diluted		44,082,261	44,065,652	44,109,987
Numerator
Net income from continuing operations	$	404	924	121
Less: non-controlling interest net income		10	21	17
Controlling interest net income from continuing operations	$	394	903	104
Net income from discontinued operations	$	566	36	78
Basic earnings per share
Controlling interest basic earnings per share	$	0.0221	0.0217	0.0042
Controlling interest basic earnings per share from continuing operations		0.0091	0.0209	0.0024
Controlling interest basic earnings per share from discontinued operations		0.0130	0.0008	0.0018
Controlling interest diluted earnings per share
Controlling interest diluted earnings per share	$	0.0218	0.0213	0.0041
Controlling interest diluted earnings per share from continuing operations		0.0090	0.0205	0.0023
Controlling interest diluted earnings per share from discontinued operations		0.0128	0.0008	0.0018

1	Number of the Parent Company’s shares to be potentially issued under the Share-Based Compensation Programs, equivalent to 180.5 million CPOs or 18.05 million ADSs.

F-
50

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

25)	COMMITMENTS

25.1)	CONTRACTUAL OBLIGATIONS
As of December 31, 2025, Cemex had the following contractual obligations:

		2025
Obligations		Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt	$	1,191	1,271	2,076	1,131	5,669
Leases 1		308	384	247	555	1,494
Total debt and other financial obligations		1,499	1,655	2,323	1,686	7,163
Interest payments on debt 2		238	384	293	44	959
Pension plans and other benefits 3		148	270	272	678	1,368
Acquisition of property, plant and equipment		147	7	—	—	154
Purchases of raw materials and others 4		562	617	404	398	1,981
Total contractual obligations	$	2,594	2,933	3,292	2,806	11,625

1	These amounts represent nominal cash flows. As of December 31, 2025, the present value of future lease payments was $1,135, with $348 due in 1 to 3 years and $204 due in 3 to 5 years.

2	Estimated cash flows for floating rate debt were calculated using the interest rates in effect as of December 31, 2025.

3	These figures represent estimated annual payments for these benefits (note 20).

4
Future payments for raw materials, services, fuel, energy and carbon allowances are based on contractual nominal cash flows. Estimates reflect aggregate average expected annual consumption under these commitments.

As of December 31, 2025 and 2024, the following summarizes certain contracted obligations listed in the table above:

•
In 2025 and 2024, Cemex entered into physically settled forward purchase commitments to acquire 2.1 million of emission carbon allowances (“EUAs”) for a total aggregate price of $220. This action aims to hedge a significant portion of Cemex’s expected deficit in emission allowances under the EU ETS for 2029 to 2035 (note 3.13).

•
Cemex has maintained, since April 2004, an agreement to purchase energy from Termoeléctrica del Golfo (“TEG”) through 2027 to meet its electricity needs in Mexico. The annual cost is $72 if Cemex receives its full energy allocation. Final costs will be based on the actual megawatts of hours received at the agreed unit prices.

26)	LEGAL PROCEEDINGS

26.1)	PROVISIONS RESULTING FROM LEGAL PROCEEDINGS
Cemex is involved in various significant legal proceedings, which adverse resolutions are deemed probable. As a result, certain provisions and/or losses have been recognized in the financial statements, representing the best estimate of foreseeable cash outflows. As of December 31, 2025, the details of the most significant cases are as follows:

•
As of December 31, 2025, Cemex has environmental remediation liabilities in the United Kingdom pertaining to closed and current landfill sites for the confinement of waste, representing the present value of the obligations for an amount in Pounds sterling equivalent to $188. Expenditure, including monitoring, installation, repair and renewal of environmental infrastructure, was assessed and quantified over a period up to 60 years from the date of closure, in which the sites have the potential to cause environmental harm.

•
As of December 31, 2025, Cemex has environmental remediation liabilities in the United States for $36, related to: a) the disposal of various materials in accordance with past industry practice, which might currently be categorized as hazardous substances or wastes; and b) the cleanup of sites used or operated by Cemex, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Cemex does not believe that expenditure on these matters would exceed the amounts recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with, or litigation against, potential sources of recovery have been completed.

F-
51

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

26.2)	CONTINGENCIES FROM LEGAL PROCEEDINGS
Cemex is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable. Nonetheless, until all stages in the procedures are exhausted in each proceeding, Cemex cannot assure the achievement of a final favorable resolution.
As of December 31, 2025, the most significant contingencies with a quantification of the potential loss, when it is determinable and would not impair the outcome of the relevant proceeding, were as follows:

•
In 2023, the European Commission inspected Cemex’s offices in France and requested certain information relating to the business in France in the construction chemicals sector, which includes chemical admixtures and additives for use in concrete, cement and related construction products. On March 28, 2025, the European Commission delivered an additional request for information. Cemex is fully cooperating with the authorities conducting this investigation. The fact that this investigation is being conducted does not mean that the European Commission has concluded that Cemex has violated the law. As of December 31, 2025, due to the current stages of this investigation, Cemex is not able to assess the likely outcome of the investigation as it relates to us or whether it would have a material adverse impact on our results of operations, liquidity and financial condition.

•
In 2023, Cemex’s U.S. operations received a grand jury subpoena from the Department of Justice (the “DOJ”) regarding an investigation of possible antitrust law violations in the cement additives and concrete admixtures sector. Cemex fully cooperated with the authorities. The fact that this investigation was conducted did not mean that the DOJ concluded that Cemex had violated the law. On October 15, 2025, the DOJ informed Cemex that the investigation was closed. This matter did not have a material adverse impact on Cemex’s results of operations, liquidity, or financial condition.

•
In December 2016, the Parent Company received subpoenas from the SEC seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo Project. These subpoenas do not mean that the SEC has concluded that the Parent Company or any of its affiliates violated the law. On March 12, 2018, the DOJ issued a grand jury subpoena to the Parent Company relating to its operations in Colombia and other jurisdictions. In 2020, the Company delivered all the information and documentation that had been requested and has not received any more requests since then. The Parent Company intends to continue to cooperate fully with the SEC, the DOJ and any other investigative entity. As of December 31, 2025, the Parent Company is unable to predict the duration, scope, or outcome of either the SEC investigation or the DOJ investigation, or any other investigation that may arise, or the potential sanctions which could be borne Cemex, or if such sanctions, if any, would have a material adverse impact on Cemex’s results of operations, liquidity or financial position. However, given the time elapsed since the last information request and other relevant factors, Cemex believes these investigations are no longer being actively pursued by the SEC and DOJ.

In addition to the legal proceedings described above in notes 26.1 and 26.2, as of December 31, 2025, Cemex is involved in various legal proceedings of lesser impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damage; 3) indemnification claims relating to acquisitions or divestitures; 4) claims to revoke permits and/or concessions; and 5) other diverse civil, administrative, commercial and lawless actions. Cemex considers that in those instances in which obligations have been incurred, Cemex has accrued adequate provisions to cover the related risks. Cemex believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, Cemex is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, Cemex may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case
basis would seriously prejudice Cemex’s position in the ongoing legal proceedings or any related settlement discussions. Accordingly, in these cases, Cemex has disclosed qualitative information with respect to the nature and characteristics of the contingency but has not disclosed the estimate of the range of potential loss.

F-
52

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

26.3)	OTHER SIGNIFICANT PROCESSES
In connection with the Maceo Plant, as described in note 15.1, as of December 31, 2025, the Maceo Plant has initiated commercial operations. The evolution and status of the main issues related to the Maceo Plant are described as follows:

•
As of December 31, 2025, part of Cemex’s investments in the Maceo Plant, including the land, the mining concession, the environmental license and the shares of Zona Franca Especial Cementera del Magdalena Medio S.A.S. (“Zomam”) (holder of the free trade zone concession), acquired in 2012 from CI Calizas y Minerales S.A. (“CI Calizas”) and part of the plant’s own assets (28%), are under a process of forfeiture of ownership that was linked to a former shareholder of CI Calizas by the Attorney General’s Office of Colombia (the “Attorney General”). The rest of the plant’s assets (72%) belongs to Cemex Colombia. As a consequence of the process of forfeiture of ownership, Cemex Colombia (i) does not have the Zomam’s legal representation, (ii) is not the legal owner of the land on which the Maceo Plant was built, and (iii) is not the assigned beneficiary of the mining concession or the permits associated with the project. Additionally, Cemex Colombia’s ownership of the Zomam shares and of Zomam’s assets are subject to several legal proceedings.

•
In relation with the property of Zomam’s assets and its shares, on December 2020, Cemex Colombia filed a lawsuit before the Business Superintendency of Colombia, seeking the invalidity and, alternatively, the annulment of the equity contribution in-kind
carried out by Cemex Colombia to Zomam in December 2015, by means of which a portion of the Maceo Plant’s assets were contributed to such entity. As of December 31, 2025, the first and the second instance rulings clearly stated that the capitalization made by Cemex Colombia was legal and complied with applicable laws. Cemex filed an extraordinary appeal against the decision, which is yet to be resolved by the Colombian Supreme Court of Justice. Additionally, on March 12, 2024, Corporación Cementera Latinoamericana S.L.U. (“CCL”), an indirect subsidiary of Cemex filed a lawsuit against Zomam, to recover $33 plus interest, owed by Zomam to CCL. This proceeding is at initial stage and a first instance decision is still pending.

•
As to the forfeiture of ownership proceeding mentioned above, in April 2019, Cemex Colombia and one of its subsidiaries reached a conciliatory agreement with the Sociedad de Activos Especiales, S.A.S. (the “SAE”), and CI Calizas and Zomam before the Attorney General’s Office and as a consequence, signed a contract of Mining Operation, Manufacturing and Delivery Services and Leasing of Properties for Cement Production (the “Operation Contract”), which allows Cemex Colombia to continue using the assets for an initial term of 21 years that can be extended for ten additional years under certain conditions. Under the Operation Contract, once the Maceo Plant begins commercial operations, Cemex Colombia and/or a subsidiary will pay on a quarterly basis: a) 0.9% of the net sales resulting from the cement produced in the plant as compensation to CI Calizas for the right of Cemex Colombia to extract and use the mineral reserves; and b) 0.8% of the net sales resulting from the cement produced in the plant as payment to Zomam for cement manufacturing and delivery services, as long as Zomam maintains the free trade zone benefit, or, 0.3% in case that Zomam losses such benefit. The Operation Contract will remain in force regardless of the outcome of the forfeiture of ownership process, unless Cemex Colombia and its subsidiary are awarded ownership rights related to the affected assets.

•
As of December 31, 2025, Cemex expects to retain ownership of the Maceo Plant to the extent it is not subject to the aforementioned forfeiture of ownership proceeding. Nevertheless, if the forfeiture of ownership over the assets is ordered in favor of the Colombian State or if the assets are adjudicated to a third party in a public tender offer as part of the early disposal proceeding relating to the assets, such third party would have to subrogate to the Operation Contract. As of December 31, 2025, Cemex cannot currently estimate the outcome of these proceedings.

•
In October 2021, CI Calizas, as holder of the environmental license, began the procedures before the National Environmental License Authority (“ANLA”) to expand the environmental extraction license to 1.9 million metric tons of minerals (clay and limestone) annually from the Maceo Plant quarry without the need to bring minerals from other locations. On November 15, 2024, the ANLA archived CI Calizas’ application and CI Calizas filed a reconsideration petition against the ANLA’s determination. On February 3, 2025, the reconsideration petition was denied. As of December 31, 2025, Cemex expects to submit a new request to modify the license, however, the failure to modify the license would not have a material adverse impact on the operations of the Maceo Plant. The ruling temporarily limits the mine’s material extraction capacity to 990 thousand tons of minerals (clay and limestone) and the plant’s production to 1.5 million metric tons of cement per year.

•	During 2025, all material permits for the Maceo Plant access road were obtained, and construction was substantially completed. The Maceo Plant began operations in 2025.

F-
53

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

27)	RELATED PARTIES
All significant balances and transactions between the entities that constitute Cemex have been eliminated in the preparation of the consolidated financial statements. These balances with related parties resulted primarily from: (i) the sale and purchase of goods and services between group entities; (ii) the sale and/or acquisition of subsidiaries’ shares within Cemex; (iii) the invoicing of administrative services, rentals, trademarks and commercial name rights, royalties and other services rendered between group entities; and (iv) loans between related parties. When market prices and/or market conditions are not readily available, Cemex conducts transfer pricing studies in the countries in which it operates to comply with regulations applicable to transactions between related parties.
The definition of related parties includes entities or individuals outside Cemex, who may take advantage of being in a privileged situation due to their relationship with Cemex. Likewise, this applies to cases where Cemex may take advantage of such relationships and benefit from its financial position or operating results.
For the years ended December 31, 2025, 2024 and 2023, in the ordinary course of business, Cemex enters into transactions with related parties for the sale and/or purchase of products, the sale and/or purchase of services or the lease of assets, all of which are not significant for Cemex and, except for the transaction mentioned below, to the best of Cemex’s knowledge, are not significant to the related party, are incurred for non-significant
amounts for Cemex and are executed under conditions following the same authorizations applied to other third parties. These identified transactions, which involved members of the Parent Company’s Board of Directors, members of Cemex’s Executive Committee and other members of senior management, as applicable, are reviewed by Cemex’s CEO, the Parent Company’s Board of Directors Corporate Practices and Finance Committee and approved or ratified at least annually by the Parent Company’s Board of Directors, as per Cemex’s applicable policies on conflicts of interest and related person transactions. These transactions with related parties also include transactions with subsidiaries with significant non-controlling
interests, such as TCL and Caribbean Cement Company Limited; with other companies in which Cemex has a non-controlling
position, such Lehigh White Cement Company; with companies in which the Parent Company’s Board of Director members or Cemex’s Senior Management or employees are members of such company’s board of directors, like GCC, Banco Santander de Negocios de México, S.A. de C.V. and affiliates, Grupo ICA, S.A. de C.V. and affiliates, FEMSA, S.A.B. de C.V., Carza, S.A.P.I. de C.V. and related companies, Nemak, S.A.B. de C.V., NEG Natural, S.A. de C.V., Banco Mercantil del Norte, S.A. and affiliates, BBVA México S.A. and affiliates, Smurfit Westrock Group PLC, Productora de Papel S.A. de C.V., Finsa Real Estate Management III, S. de R.L. de C.V; and with companies at which members of Cemex’s Executive Committee have family members such as Cementos Españoles de Bombeo, S. de R.L., HSBC México, S.A. and affiliates and the firm McKinsey & Company Inc. México, S.C. and affiliates, among others.
For Cemex, none of these transactions executed in 2025 are material to be disclosed separately. In addition, during the same periods, no member of Cemex, S.A.B. de C.V.’s senior management or Board of Directors had any outstanding loans with Cemex.
For the years 2025, 2024 and 2023, the aggregate compensation paid to members of Cemex, S.A.B. de C.V.’s Board of Directors, including alternate directors, and Cemex’s senior management was $56, $48 and $71, respectively. Of these amounts, $29 in 2025, $31 in 2024, $24 in 2023, were paid as base compensation plus performance bonuses, including pension and post-employment benefits. In addition, $27 in 2025, $17 in 2024 and $47 in 2023 of the aggregate amounts in each year corresponded to allocations of ADSs under Cemex’s executive share-based compensation programs.

F-5
4

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

28)	PRINCIPAL SUBSIDIARIES
As mentioned in notes 5.3 and 22.4, as of December 31, 2025 and 2024, there are non-controlling
interests in certain consolidated entities that are in turn holding companies of relevant operations. The principal subsidiaries as of December 31, 2025 and 2024, which ownership interest is presented according to the interest maintained by Cemex, were as follows:

		% Interest
Subsidiary	Country	2025	2024
Cemex España, S.A. 1	Spain	99.9	99.9
Cemex, Inc.	United States of America	100.0	100.0
Cemex Nicaragua, S.A. 2	Nicaragua	100.0	100.0
Assiut Cement Company 3	Egypt	99.7	95.8
Cemex Colombia S.A. 4	Colombia	99.8	99.7
Cemento Bayano, S.A. 5	Panama	–	99.5
Cemex Dominicana, S.A. 6	Dominican Republic	–	100.0
Trinidad Cement Limited	Trinidad and Tobago	69.8	69.8
Caribbean Cement Company Limited 7	Jamaica	79.0	79.0
Cemex de Puerto Rico, Inc.	Puerto Rico	100.0	100.0
Cemex France (formerly Cemex France Gestion (S.A.S.))	France	100.0	100.0
Cemex UK	United Kingdom	100.0	100.0
Cemex Deutschland AG.	Germany	100.0	100.0
Cemex Czech Republic s.r.o.	Czech Republic	100.0	100.0
Cemex Polska sp. Z.o.o.	Poland	100.0	100.0
Cemex Holdings (Israel) Ltd.	Israel	100.0	100.0
Cemex Topmix LLC, Cemex Supermix LLC and Cemex Falcon LLC 8	United Arab Emirates	100.0	100.0
Cemex International Trading LLC 9	United States of America	100.0	100.0
Sunbulk Shipping, S.L.U. 10	Spain	100.0	100.0

1	Cemex España is the direct or indirect holding company of most of Cemex’s international operations.

2	Represents Cemex Colombia’s 99% interest and CLH’s 1% interest held indirectly through another subsidiary of CLH.

3	During 2025, an intercompany loan was capitalized and Cemex Egypt for Distribution subscribed to the resulting stockholder’s equity increase, thus increasing the group’s consolidated stake.

4	Represents CLH’s direct and indirect interest in ordinary and preferred shares, including shares held in Cemex Colombia’s treasury.

5	Represented CLH’s 99.483% indirect interest in ordinary shares, which excluded a 0.516% interest held in Cemento Bayano, S.A.’s treasury. The company was divested on October 6, 2025. (note 5.2).

6	See note 5.2 related to the sale of this subsidiary.

7
Represents the aggregate ownership interest of Cemex in this entity of 79.04%, which includes TCL’s 74.08% direct and indirect interest and Cemex’s 4.96% indirect interest held through other subsidiaries.

8	Cemex España indirectly owns a 49% equity interest in each of these entities and indirectly holds the remaining 51% of the economic benefits, through agreements with other shareholders.

9	Cemex International Trading LLC participates in the international trading of Cemex’s products and fuel commercialization.

10
Sunbulk Shipping, S.L.U. provides maritime freight management and logistics arrangement services, consisting mainly in the chartering of vessels and administration, contracting, and coordination of shipments.

29)	SUBSEQUENT EVENTS
On January 7, 2026, Cemex fully repaid the Peso Bilateral Term Loan in the amount of Ps6,000
(note 18.1).
On February 19, 2026, Cemex completed the issuance of its long-term notes (certificados bursátiles de largo plazo) for an aggregate principal amount of Ps5,500, with a 5 year tenor at a floating annual interest rate of TIIE de Fondeo plus 0.70%. The notes are guaranteed by Cemex Concretos, S.A. de C.V., Cemex Operaciones México, S.A. de C.V., Cemex Corp. and Cemex Innovation Holding Ltd. The net proceeds from this issuance were used for general corporate purposes, including debt repayment.

F-5
5

Cemex, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025, 2024 and 2023
(Millions of U.S. Dollars)

On March 1
1,
 2026, Cemex entered into an agreement with the Holcim Group for the divestment of certain assets in Colombia for a purchase price of $485, subject to customary closing conditions, including regulatory approvals.
On March 19, 2026, Cemex repaid at maturity €400 of its 3.125% Senior Secured Notes due 2026 (note 18.1)
On March 26, 2026, stockholders at the general ordinary shareholders’ meeting of Cemex, S.A.B. de C.V. approved: (a) the payment of a cash dividend for a total of $180 in four equal quarterly installments beginning in June 2026 and finalizing in March 2027; (b) setting the amount of $500 or its equivalent in Pesos as the maximum amount that during fiscal year 2026, and until the ordinary general shareholders’ meeting of Cemex, S.A.B. de C.V. is held in 2027
, Cemex, S.A.B. de C.V. may use for the acquisition of its own shares or securities representing such shares; and (c) the appointment of the members of the Board of Directors, the Audit Committee, the Corporate Practices and Finance Committee and, the Sustainability, Climate Action, Social Impact and Diversity Committee.
On March 31, 2026, the Company completed the acquisition of all assets of Omega Products International, a stucco manufacturer in the western United States, for a total consideration of $
190
.
The accompanying consolidated financial statements were authorized for issuance in the Company’s annual report on Form 20-F, by the Chief Executive Officer of Cemex, S.A.B. de C.V. on April 24, 2026, hereby updated for subsequent events, to be filed with the United States Securities and Exchange Commission.

6

CEMEX

Cemex, S.A.B. de C.V.
Ricardo Margáin Zozaya # 325, Col. Valle del Campestre, 66265
San Pedro Garza Garcia, N.L., México +52 (81) 8888-88888

www.cemex.com

PART III

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-56, incorporated herein by reference.

ITEM 19. EXHIBITS

1.1	Amended and Restated By-laws of Cemex, S.A.B. de C.V.(m)

1.2	Extract of the Resolutions of the Ordinary General Shareholders’ Meeting of Cemex, S.A.B. de C.V. held on March 26, 2026.(n)

2.1	Form of Certificate for shares of Series A Common Stock of Cemex, S.A.B. de C.V.(g)

2.2	Form of Certificate for shares of Series B Common Stock of Cemex, S.A.B. de C.V.(g)

2.3	English Translation of Amended and Restated Agreement to the Trust Agreement, dated as of November 27, 2014, between Cemex, S.A.B. de C.V., as founder of the trust, and Banco Citi México, S.A., Institución de Banca Múltiple, Grupo Financiero Citi México, División Fiduciaria (successor to Banco Nacional de México, S.A.) regarding the CPOs.(d)

2.4	Form of CPO Certificate.(g)

2.5	Form of Second Amended and Restated Deposit Agreement (Series A and Series B share CPOs), dated August 10, 1999, among Cemex, S.A. de C.V., Citibank, N.A. and holders and beneficial owners of American Depositary Shares.(a)(o)

2.5-1	Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated as of July 1, 2005, by and among Cemex, S.A. de C.V., Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of ADR attached thereto.(b)

2.5-2	Amendment No. 2 to the Second Amended and Restated Deposit Agreement, dated as of February 11, 2015, by and among Cemex, S.A.B. de C.V., Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of ADR attached thereto.(e)

2.5-3	Letter Agreement, dated October 12, 2007, by and between Cemex, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to enable the Depositary to establish a direct registration system for the ADSs.(b)

2.5-4	Letter Agreement, dated March 30, 2010 by and between Cemex, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which Cemex, S.A.B. de C.V. is to establish a restricted ADS series.(c)

2.5-5	Letter Agreement, dated March 15, 2011 by and between Cemex, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which Cemex, S.A.B. de C.V. is to deposit CPOs upon conversion of the 3.75% Subordinated Convertible Notes due 2018, and the Depositary is to issue ADSs upon deposit of such CPOs.(c)

CEMEX • 2025 20-F REPORT • III-1

PART III

2.5-6	Letter Agreement, dated March 15, 2011 by and between Cemex, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which Cemex, S.A.B. de C.V. is to establish a restricted ADS series.(c)

2.6	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.(n)

2.7	Form of American Depositary Receipt evidencing American Depositary Shares.(e)

4.1	Indenture, dated as of November 19, 2019, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,000,000,000 aggregate principal amount of 5.450% Senior Secured Notes due 2029.(g)

4.1-1	Supplemental Indenture No. 1, dated as of November 8, 2021, by and among Cemex, S.A.B. de C.V., the guarantors listed therein and The Bank of New York Mellon, as trustee, supplementing Indenture, dated as of November 19, 2019, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, relating to Cemex, S.A.B. de C.V.’s 5.450% Senior Secured Notes due 2029.(i)

4.2	Indenture, dated as of September 17, 2020, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,000,000,000 aggregate principal amount of 5.200% Senior Secured Notes due 2030.(h)

4.2-1	Supplemental Indenture No. 1, dated as of November 8, 2021, by and among Cemex, S.A.B. de C.V., the guarantors listed therein and The Bank of New York Mellon, as trustee, supplementing Indenture, dated as of September 17, 2020, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, relating to Cemex, S.A.B. de C.V.’s 5.200% Senior Secured Notes due 2030.(i)

4.3	Indenture, dated as of January 12, 2021, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,750,000,000 aggregate principal amount of 3.875% Senior Secured Notes due 2031.(h)

4.3-1	Supplemental Indenture No. 1, dated as of November 8, 2021, by and among Cemex, S.A.B. de C.V., the guarantors listed therein and The Bank of New York Mellon, as trustee, supplementing Indenture, dated as of January 12, 2021, among Cemex, S.A.B. de C.V., the guarantors listed therein, and The Bank of New York Mellon, as trustee, relating to Cemex, S.A.B. de C.V.’s 3.875% Senior Secured Notes due 2031.(i)

4.4	Indenture, dated as of June 8, 2021, among Cemex, S.A.B. de C.V. and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,000,000,000 aggregate principal amount of 5.125% Subordinated Notes.(i)

4.5	Indenture, dated as of June 10, 2025, among Cemex, S.A.B. de C.V. and The Bank of New York Mellon, as trustee, in connection with the issuance of $1,000,000,000 aggregate principal amount of 7.200% Subordinated Notes.(n)

4.6	Ps 8,500 million aggregate principal amount 11.48% fixed rate long-term notes (certificados bursátiles de largo plazo), dated as of February 20, 2024, issued by Cemex, S.A.B. de C.V.(m)

4.7	Ps 3,000 million aggregate principal amount TIIE 28 plus 0.45% floating rate long-term notes (certificados bursátiles de largo plazo), dated as of February 20, 2024, issued by Cemex, S.A.B. de C.V.(m)

4.8	Credit Agreement, dated as of October 29, 2021, by and among Cemex, S.A.B. de C.V., as borrower, Citibank, N.A., as administrative agent, ING Capital LLC, as sustainability structuring agent, BofA Securities Inc., BNP Paribas, Citigroup Global Markets Inc., and JPMorgan Chase Bank, N.A., as joint bookrunners and joint lead arrangers, and the other lenders party thereto.(i)

4.8-1	First Amendment to Credit Agreement, dated as of June 5, 2023, by and among Cemex, S.A.B. de C.V., as borrower, Citibank, N.A., as administrative agent, ING Capital LLC, as sustainability structuring agent, and the lenders party thereto.(l)

4.8-2	Second Amendment to Credit Agreement, dated as of October 30, 2023, by and among Cemex, S.A.B. de C.V., as borrower, Citibank, N.A., as administrative agent, ING Capital LLC, as sustainability structuring agent, and the lenders party thereto.(l)

CEMEX • 2025 20-F REPORT • III-2

PART III

4.9	Credit Agreement, dated as of October 7, 2022, by and among Cemex, S.A.B. de C.V., as borrower, BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, as administrative agent and sustainability structuring agent, BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, BNP Paribas, Citigroup Global Markets Inc., and Mizuho Bank Ltd., New York Branch, as joint bookrunners and joint lead arrangers, and the other lenders party thereto.(j)

4.9-1	First Amendment to Credit Agreement, dated as of April 11, 2024, by and among Cemex, S.A.B. de C.V., as borrower, BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, as administrative agent and sustainability structuring agent, BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, BNP Paribas, Citigroup Global Markets Inc., HSBC Continental Europe, ING Bank N.V., Dublin Branch, Mizuho Bank Ltd., The Bank of Nova Scotia, Sumitomo Mitsui Banking Corporation, as joint bookrunners and joint lead arrangers, and the other lenders party hereto.(l)

4.10	Cemex, S.A.B. de C.V. Long Term Incentive Plan.(k)

4.11	Ps 5,500 million aggregate principal amount TIIE de Fondeo plus 0.70% floating rate long-term notes (certificados bursátiles de largo plazo), dated as of February 19, 2026, issued by Cemex, S.A.B. de C.V.(n)

8.1	List of subsidiaries of Cemex, S.A.B. de C.V.(n)

12.1	Certification of the Principal Executive Officer of Cemex, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(n)

12.2	Certification of the Principal Financial Officer of Cemex, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(n)

13.1	Certification of the Principal Executive Officer of Cemex, S.A.B. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(n)

13.2	Certification of the Principal Financial Officer of Cemex, S.A.B. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(n)

14.1	Consent of KPMG Cárdenas Dosal, S.C. to the incorporation by reference into the effective registration statements of Cemex, S.A.B. de C.V. under the Securities Act of their report with respect to the consolidated financial statements of Cemex, S.A.B. de C.V., which appears in this annual report.(n)

15.1	Mine safety and health administration safety data.(n)

97.1	Clawback Policy, effective as of November 1, 2023.(l)

97.2	Insider Trading Policy.(n)

101	Inline Interactive Data File—The instance document does not appear separately because its XBRL tags are embedded within the inline XBRL document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(a)	Incorporated by reference to the Registration Statement on Form F-4 of Cemex, S.A.B. de C.V. (Registration No. 333-10682), filed with the SEC on August 10, 1999.

(b)	Incorporated by reference to the 2009 annual report on Form 20-F of Cemex, S.A.B. de C.V. filed with the SEC on June 30, 2010.

(c)	Incorporated by reference to the Registration Statement on Form F-6 of Cemex, S.A.B. de C.V. (Registration No. 333-174743), filed with the SEC on June 6, 2011.

(d)	Incorporated by reference to the 2014 annual report on Form 20-F of Cemex, S.A.B. de C.V. filed with the SEC on April 27, 2015.

(e)	Incorporated by reference to the 2015 annual report on Form 20-F of Cemex, S.A.B. de C.V. filed with the SEC on April 22, 2016.

(f)	Incorporated by reference to the 2016 annual report on Form 20-F of Cemex, S.A.B. de C.V. filed with the SEC on April 28, 2017.

(g)	Incorporated by reference to the 2019 annual report on Form 20-F of Cemex, S.A.B. de C. V. filed with the SEC on April 29, 2020.

(h)	Incorporated by reference to the 2020 annual report on Form 20-F of Cemex, S.A.B. de C. V. filed with the SEC on April 23, 2021.

(i)	Incorporated by reference to the 2021 annual report on Form 20-F of Cemex, S.A.B. de C. V. filed with the SEC on April 29, 2022.

(j)	Incorporated by reference to the 2022 annual report on Form 20-F of Cemex, S.A.B. de C. V. filed with the SEC on May 1, 2023.

(k)	Incorporated by reference to the Registration Statement on S-8 of Cemex, S.A.B. de C.V. (Registration No. 333-275529), filed with the SEC on November 13, 2023.

(l)	Incorporated by reference to the 2023 annual report on Form 20-F of Cemex, S.A.B. de C. V. filed with the SEC on April 29 2024.

(m)	Incorporated by reference to the 2024 annual report on Form 20-F of Cemex, S.A.B. de C. V. filed with the SEC on April 28 2025.

(n)	Filed herewith.

(o)	This was a paper filing, and it is not available on the SEC website.

CEMEX • 2025 20-F REPORT • III-3

PART III

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

CEMEX • 2025 20-F REPORT • III-4

PART III

SIGNATURES

Cemex, S.A.B. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cemex, S.A.B. de C.V.

By:	/s/ Jaime Muguiro Domínguez
	Name:	Jaime Muguiro Domínguez
	Title:	Chief Executive Officer

Date: April 24, 2026

CEMEX • 2025 20-F REPORT • III-5